Form 20-F
period 2001-12-31
ABB LTD
filed 2002-06-27
CIK 1091587

     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 27, 2002
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                   FORM 20-F

            / /     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

            /X/     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2001

                                       OR

            / /     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                       Commission file number: 001-16429

                            ------------------------

                                    ABB LTD
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                  SWITZERLAND

                (JURISDICTION OF INCORPORATION OR ORGANIZATION)

                              AFFOLTERNSTRASSE 44

                                 CH-8050 ZURICH

                                  SWITZERLAND

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                                        NAME OF EACH EXCHANGE
                    TITLE OF EACH CLASS                                  ON WHICH REGISTERED
----------------------------------------------------------- ---------------------------------------------
                AMERICAN DEPOSITARY SHARES,                            NEW YORK STOCK EXCHANGE
          EACH REPRESENTING ONE REGISTERED SHARE

           REGISTERED SHARES, PAR VALUE CHF 2.50                      NEW YORK STOCK EXCHANGE*

------------------------------

* Listed on the New York Stock Exchange not for trading or quotation purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                       None.

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                               of the Act: None.

 The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2001: 1,113,133,816 Registered Shares
                            ------------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                               Yes  /X/    No  / /

Indicate by check mark which financial statement item the registrant has elected to follow.

                          Item 17  / /    Item 18  /X/

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                        --------
Item 1.   Identity of Directors, Senior Management and Advisers.......      4

Item 2.   Offer Statistics and Expected Timetable.....................      4

Item 3.   Key Information.............................................      4

Item 4.   Information on the Company..................................     16

Item 5.   Operating and Financial Review and Prospects................     49

Item 6.   Directors, Senior Management and Employees..................     86

Item 7.   Major Shareholders and Related Party Transactions...........     95

Item 8.   Financial Information.......................................     97

Item 9.   The Offer and Listing.......................................    100

Item 10.  Additional Information......................................    102

Item 11.  Quantitative and Qualitative Disclosures About Market
            Risk......................................................    114

Item 12.  Description of Securities Other than Equity Securities......    117

Item 13.  Defaults, Dividend Arrearages and Delinquencies.............    117

Item 14.  Material Modifications to the Rights of Security Holders and
            Use of Proceeds...........................................    117

Item 15.  Reserved....................................................    117

Item 16.  Reserved....................................................    117

Item 17.  Financial Statements........................................    117

Item 18.  Financial Statements........................................    117

Item 19.  Exhibits....................................................    118

                                  INTRODUCTION

    ABB Ltd is a corporation organized under the laws of Switzerland. In this annual report, "the ABB Group," "ABB," "we," "our" and "us" refer to ABB Ltd and its consolidated subsidiaries (unless the context otherwise requires). We also use these terms to refer to ABB Asea Brown Boveri Ltd and its subsidiaries prior to the 1999 exchange offers described in this annual report under "Item 4. Information on the Company--Introduction--History of the ABB Group." Our American Depositary Shares (each representing one of our registered shares) are referred to as "ADSs." Our registered shares are referred to as "shares."

    We have prepared this annual report on the basis of information that we have or that we have obtained from sources we believe to be reliable. Summary discussions of documents referred to in this annual report may not be complete and we refer you to the actual documents for more complete information.

    Our principal corporate offices are located at Affolternstrasse 44, CH-8050 Zurich, Switzerland, telephone number 011-41-43-317-7111.

                                BUSINESS OF ABB

    We are a global provider of products and systems incorporating advanced technologies and innovative applications of those products and systems, specializing in automation and power technologies for a broad range of industrial and commercial customers. We work with our customers to engineer and install networks, facilities and plants with particular emphasis on enhancing efficiency and productivity for customers that source, refine, transmit and distribute energy. We provide comprehensive market and product support services, as well as creative financing and risk management options to enable our customers to buy and use our products and services. We increasingly focus on high value-added, high return businesses that capitalize on our market and technical expertise and offer innovative products incorporating sophisticated software applications. We apply our expertise to develop creative ways of integrating our products and systems with our customers' business processes to enhance their productivity and efficiency. We refer to this integration as industrial information technology or "Industrial IT." Our commitment to Industrial IT has been supported by our recent strategic initiatives and our research and development efforts.

                        FINANCIAL AND OTHER INFORMATION

    All references herein to "U.S. dollars," and "$" are to United States dollars. All references to "CHF" are to Swiss francs. All references to "E" are to euro.

    Except as otherwise stated, all monetary amounts in this annual report are presented in U.S. dollars. Where specifically indicated, amounts in Swiss francs have been translated into U.S. dollars. These translations are provided for convenience only, and they are not representations that the Swiss franc could be converted into U.S. dollars at the rate indicated. These translations have been made using the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of the date indicated for each amount. The noon buying rate for Swiss francs on December 31, 2001 was $1.00 = CHF 1.6598. The noon buying rate for Swiss francs on June 26, 2002 was $1.00 = CHF 1.4940.

    On May 7, 2001, we effected a share split in a four-for-one ratio to reduce the nominal value of our shares from CHF 10 each to CHF 2.50 each. For more information about the share split, see "Item 10. Additional Information--The Share Split." Unless otherwise noted, all share figures in this annual report reflect the share split.

                           FORWARD-LOOKING STATEMENTS

    This annual report includes forward-looking statements, principally in "Item
4. Information on the Company--Description of Business Divisions" and "Item 5. Operating and Financial Review and Prospects." We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things, the factors discussed in this registration statement under "Item 3. Key Information--Risk Factors" and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.

    The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar words are intended to identify forward-looking statements. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this annual report might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

    Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

    Not applicable.

ITEM 3. KEY INFORMATION

                            SELECTED FINANCIAL DATA

    The following table presents our selected financial and operating information at the dates and for each of the periods indicated. You should read the following information together with the information contained in "Item 5. Operating and Financial Review and Prospects," as well as our Consolidated Financial Statements and the notes thereto, included elsewhere in this annual report.

    Our selected financial data are presented in the following tables in accordance with United States generally accepted accounting principles (U.S.
GAAP). This selected information has been extracted from our consolidated financial statements. Our financial statements as of and for the year ended December 31, 2001 were audited by Ernst & Young AG, and our financial statements as of December 31, 2000 and 1999 and for the years ended December 31, 2000, 1999 and 1998 were audited by Ernst & Young AG and KPMG Klynveld Peat Marwick Goerdeler SA, which have expressed unqualified opinions thereon.

                                                              YEAR ENDED DECEMBER 31,
                                                     -----------------------------------------
                                                       2001       2000       1999       1998
                                                     --------   --------   --------   --------
                                                        (IN MILLIONS EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA(1)
Revenues...........................................  $ 23,726   $ 22,967   $ 24,356   $ 22,944
Cost of sales(2)...................................   (18,708)   (17,222)   (18,457)   (17,204)
                                                     --------   --------   --------   --------
Gross profit.......................................     5,018      5,745      5,899      5,740
Selling, general and administrative expenses.......    (4,397)    (4,417)    (4,682)    (4,297)
Amortization expense(3)............................      (236)      (219)      (189)       (75)
Other income (expense), net(4).....................      (106)       276         94        (42)
                                                     --------   --------   --------   --------
Earnings before interest and taxes.................       279      1,385      1,122      1,326
Interest and dividend income.......................       568        565        608        608
Interest and other finance expense.................      (802)      (644)      (708)      (659)
                                                     --------   --------   --------   --------
Income from continuing operations before taxes and
  minority interest................................        45      1,306      1,022      1,275
Provision for taxes................................      (105)      (377)      (343)      (337)
Minority interest..................................       (70)       (48)       (36)       (15)
                                                     --------   --------   --------   --------
Income (loss) from continuing operations...........      (130)       881        643        923
Income (loss) from discontinued operations, net of
  tax(5)...........................................      (510)       562        717       (441)
Extraordinary gain on debt extinguishment, net of
  tax(6)...........................................        12         --         --         --
Cumulative effect of change in accounting
  principles (SFAS 133), net of tax(7).............       (63)        --         --         --
                                                     --------   --------   --------   --------
Net income (loss)..................................  $   (691)  $  1,443   $  1,360   $    482
                                                     ========   ========   ========   ========

Weighted average shares outstanding(8).............     1,132      1,180      1,184      1,190
Dilutive potential shares(8).......................         3          5          3          1
                                                     --------   --------   --------   --------
Diluted weighted average shares outstanding(8).....     1,135      1,185      1,187      1,191
                                                     ========   ========   ========   ========
Basic earnings (loss) per share:(8)
  Income (loss) from continuing operations.........  $  (0.11)  $   0.74   $   0.54   $   0.77
  Net income (loss)................................  $  (0.61)  $   1.22   $   1.15   $   0.40
                                                     ========   ========   ========   ========
Diluted earnings (loss) per share:(8)
  Income (loss) from continuing operations.........  $  (0.11)  $   0.74   $   0.54   $   0.77
  Net income (loss)................................  $  (0.61)  $   1.22   $   1.15   $   0.40
                                                     ========   ========   ========   ========

--------------------------

(1) In June 1999, ABB Ltd issued approximately 1,180 million registered shares to the stockholders of ABB AB, a Swedish publicly listed company, and ABB AG, a Swiss publicly listed company. Preparatory to this transaction, ABB AG declared a special dividend such that, as a result, neither ABB AB nor ABB AG had operations or assets other than their respective 50% ownership interests in ABB Asea Brown Boveri Ltd. In exchange, the stockholders of ABB AB and ABB AG tendered all issued shares of the two companies except for 3% of total issued ABB AB stock. The stockholders of ABB AB who did not tender their shares for ABB Ltd shares received cash of $438 million in return for their shares of ABB AB and the equivalent number of registered shares of ABB Ltd (approximately 20 million) were sold to third parties, resulting in a total of approximately 1,200 million issued shares of ABB Ltd as of June 28, 1999. These transactions resulted in ABB Ltd being the single parent entity for the ABB Group.

     The Consolidated Financial Statements included elsewhere in this annual report include the accounts and subsidiaries of ABB Ltd on a consolidated basis since June 28, 1999 and the accounts and subsidiaries of ABB Asea Brown Boveri Ltd on a consolidated basis for periods prior thereto. For additional information, see "Item 5. Operating and Financial Review and Prospects" and Note 1 to the Consolidated Financial Statements.

(2) Prior to 2001, we estimated certain reserves for unpaid claims and expenses in our Insurance business by calculating the present value of funds required to pay losses at future dates. In the United States, where we underwrite many claims, the timing and amount of future claims payments have become more uncertain. Therefore, the discounted value can no longer be reliably estimated. Instead, we now show the expected future claims at full face value, resulting in a net charge of $295 million to cost of sales in the 2001 Consolidated Income Statement. This is a non-cash charge, which will be recovered through higher earnings over the life of the insurance contracts. For additional information, see "Item 5. Operating and Financial Review and Prospects" and Note 14 to the Consolidated Financial Statements.

(3) Includes goodwill amortization of $191 million, $174 million, $155 million and $74 million in 2001, 2000, 1999 and 1998, respectively. In accordance with the adoption of Statement of Financial Accounting Standards No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS, after January 1, 2002, goodwill will no longer be amortized but will be charged to operations when specified tests indicate that the goodwill is impaired. For additional information, see Note 2 to the Consolidated Financial Statements.

(4) During 2001, 2000 and 1999, we incurred restructuring charges and related asset write-downs of $231 million, $195 million and $141 million, respectively, relating to a number of restructuring initiatives throughout the world. During 1998, we incurred $278 million in restructuring costs, of which $146 million related to additional employee terminations and severance actions in conjunction with a major restructuring plan announced in 1997. These restructuring costs were accrued in the respective periods pursuant to the requirements of EITF 94-3, LIABILITY RECOGNITION FOR CERTAIN EMPLOYEE TERMINATION BENEFITS AND OTHER COSTS TO EXIT AN ACTIVITY (INCLUDING CERTAIN COSTS INCURRED IN A RESTRUCTURING).

(5) In 2001, we recorded a charge of $470 million related to the retained asbestos liability of our disposed power generation segment. During 2000, we recorded gains on the disposal of our power generation segment, which included our investment in ABB ALSTOM POWER and our nuclear business, which were partly offset by a $70 million provision related to our retained asbestos liability, a $300 million provision for estimated environmental remediation costs, $136 million of accumulated foreign currency translation losses and operating losses associated with these businesses. In 1999, we recorded a gain on the formation of a joint venture with ALSTOM, ABB ALSTOM POWER, as well as a gain on the disposal of our transportation segment, offset by a $300 million provision related to our retained asbestos liability and contract loss provisions of $560 million. As a result, our Consolidated Financial Statements present the net assets and results of operations of these segments, including charges incurred subsequent to the disposals, as discontinued operations. For additional information, see "Item
    5. Operating and Financial Review and Prospects" and Notes 4 and 16 to the Consolidated Financial Statements.

(6) In 2001, we repurchased outstanding bonds which resulted in an extraordinary gain on extinguishment of debt. For additional information, see Note 13 to the Consolidated Financial Statements.

(7) We accounted for the adoption of Statement of Financial Accounting Standards No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
    (SFAS 133), as a change in accounting principle. Based on our outstanding derivatives at January 1, 2001, we recognized the cumulative effect of the accounting change as a loss in the Consolidated Income Statement. For additional information, see Note 2 to the Consolidated Financial Statements.

(8) The number of shares and earnings per share data in the Consolidated Financial Statements have been presented as if ABB Ltd shares had been issued for all periods presented and as if the four-for-one split of ABB Ltd shares in May 2001 had occurred as of the earliest period presented.

     Basic earnings per share is calculated by dividing income by the weighted average number of shares outstanding during the year. Diluted earnings per share is calculated by dividing income by the weighted average number of shares outstanding during the year, assuming that all potentially dilutive securities were exercised and that any proceeds from such exercises were used to acquire shares of our stock at the average market price during the year or the period the securities were outstanding, if shorter. Potentially dilutive securities comprise outstanding written put options, for which net share settlement at average market price of our stock was assumed, if dilutive, and outstanding written call options and the securities issued under our management incentive plan, to the extent the average market price of our stock exceeded the exercise prices of such instruments. For additional information, see Notes 2, 20 and 21 to the Consolidated Financial Statements.

                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                2001       2000       1999
                                                              --------   --------   --------
                                                                     ($ IN MILLIONS)
BALANCE SHEET DATA(1)
Cash and equivalents........................................  $ 2,767    $ 1,397    $ 1,615
Total assets................................................   32,344     30,962     30,578
Long-term borrowings........................................    5,043      3,776      3,586
Capital stock and additional paid-in capital................    2,028      2,082      2,071
Total stockholders' equity..................................    2,014      5,171      4,271
Net operating assets(9).....................................   13,778     14,632     13,144

                                                                   YEAR ENDED DECEMBER 31,
                                                          -----------------------------------------
                                                            2001       2000       1999       1998
                                                          --------   --------   --------   --------
                                                                       ($ IN MILLIONS)
CASH FLOW DATA(1)
Net cash provided by operating activities...............  $ 2,193    $ 1,022    $ 1,575    $   800
Net cash used in investing activities...................   (1,218)    (1,713)    (2,036)    (1,017)
Net cash provided by (used in) financing activities.....      677       (392)    (1,187)       587
Net cash provided by (used in) discontinued
  operations............................................     (210)       949        723        741

OTHER DATA(1)
Purchases of property, plant and equipment..............  $  (761)   $  (553)   $  (839)   $  (768)
Depreciation and amortization(3)........................      787        836        795        648
Research and development................................      654        703        865        819
Order-related development(10)...........................      916        985      1,212      1,126

--------------------------

(9) Net operating assets is calculated based upon total assets (excluding cash and equivalents, marketable securities, current loans receivable, taxes and deferred charges) less current liabilities (excluding borrowings, taxes, provisions and pension-related liabilities).

(10) Order-related development activities are customer- and project-specific development efforts that we undertake to develop or adapt equipment and systems to the unique needs of our customers in connection with specific orders or projects. Order-related development amounts are initially recorded in inventories as part of the work in progress of a contract and then are reflected in cost of sales at the time revenue is recognized in accordance with our accounting policies.

                         DIVIDENDS AND DIVIDEND POLICY

    Payment of dividends is subject to general business conditions, our current and expected financial condition and performance and other relevant factors including growth opportunities. Our ability to pay dividends is subject to a recommendation by our board of directors and a vote of our shareholders at their annual general meeting.

    Because we pay cash dividends, if any, in Swiss francs, exchange rate fluctuations will affect the U.S. dollar amounts received by holders of ADSs upon conversion by Citibank, N.A., the depositary, of those cash dividends.

    The following table sets forth in Swiss francs and in U.S. dollars (translated at the noon buying rate on December 31, 2001) the dividend paid per share with respect to the years ended December 31, 2001, 2000 and 1999. At our annual general meeting in March 2002, our shareholders approved the proposal of our board of directors that no dividend be paid with respect to the year ended December 31, 2001.

                                                              DIVIDEND PER SHARE
                                                          ---------------------------
YEAR ENDED DECEMBER 31,                                   SWISS FRANCS   U.S. DOLLARS
-----------------------                                   ------------   ------------
2001...................................................         --             --
2000...................................................       0.75           0.45
1999...................................................       0.75           0.45

                                  RISK FACTORS

    Our business, financial condition or results of operations could suffer material adverse effects due to any of the following risks.

WE OPERATE IN VERY COMPETITIVE MARKETS AND COULD BE ADVERSELY AFFECTED IF WE
  FAIL TO KEEP PACE WITH TECHNOLOGICAL CHANGES.

    We operate in very competitive environments in several specific respects, including product performance, developing integrated systems and applications that address the business challenges faced by our customers, pricing, new product introduction time and customer service. The relative importance of these factors differs across the geographic markets and product areas that we serve. The markets for our products and services are characterized by evolving industry standards (particularly for our automation technology products and systems and for products and systems provided by our Oil, Gas and Petrochemicals business), rapidly changing technology (in all of our industrial divisions) and increased competition as a result of deregulation (particularly for our power technology products and systems). For example, for a number of years power transmission and distribution providers throughout the world have been undergoing substantial deregulation and privatization. This has increased their need for timely product and service innovations that increase efficiency and allow them to compete in a deregulated environment. Additionally, the continual development of advanced technologies for new products and product enhancements is an important way in which we maintain acceptable pricing levels. If we fail to keep pace with technological changes in the industrial sectors that we serve, we may experience price erosion and lower margins.

    We are increasingly asked by our customers to provide an overall solution to a particular business challenge. Our success is dependent in large part on our ability to:

    - anticipate our customers' needs and provide products, systems and related applications to meet those needs;

    - develop new products, systems and related applications that are accepted by our customers;

    - differentiate our product and service offerings from our competitors' offerings;

    - enhance and upgrade our existing products and services; and

    - price our products and services competitively.

    The principal competitors for our automation technology products and services include Emerson, General Electric, Honeywell, Invensys and Siemens. We primarily compete with ALSTOM, Schneider and Siemens in sales of our power technology products and systems to our utilities customers. Similarly, our building automation products and services compete with Schneider and Siemens. The principal competitors with our Oil, Gas and Petrochemicals business include Bechtel, Cooper Cameron, Halliburton, Kvaerner, Samsung and Technip. All of our competitors are sophisticated companies with many resources that may develop products and services that are superior to our products and services or may adapt more quickly than we do to new technologies, industry changes or evolving customer requirements. Our failure to anticipate or respond adequately to technological developments or customer requirements, and any delay in accomplishing these goals, could adversely affect our business, results of operations and financial condition. Our ability to maintain margins depends to a large extent on our ability to integrate products and systems with our industry and technical expertise to enhance productivity and efficiency, and therefore add value for our customers.

IF WE DO NOT SUCCESSFULLY MANAGE THE TRANSFORMATION OF OUR BUSINESS TO
  TECHNOLOGY INTENSIVE AREAS, WE MAY INCUR LOSSES.

    We are increasingly asked by our customers and potential customers to integrate the equipment that we manufacture with our industry expertise and technical know-how to develop applications for our products and systems that address the business challenges that our customers face. We believe that the best strategy for us to pursue in response to these customer demands is to emphasize technology intensive areas in which we can apply this expertise and know-how and to focus on research and development for innovation. We have also disposed of asset intensive businesses, such as our former power generation and rail transportation businesses, which were not consistent with this strategy.

    As we change our business focus to emphasize the application of our expertise, we demand more creativity and innovation from our businesses and personnel. If we cannot provide appropriate resources, training and motivation to our employees to respond to these challenges, we may not be able to provide acceptable solutions to the problems faced by our clients and we may not compete successfully in the businesses that we target. Competition for personnel with the expertise we require is intense, and if we cannot recruit and retain such personnel, it will be difficult to implement the change in our business focus.

    To advance our business strategy, we have made acquisitions for total consideration (including assumed debt related to the Elsag Bailey acquisition in 1999) of $597 million, $896 million and $2,428 million in 2001, 2000 and 1999, respectively. We intend to continue to review potential acquisitions and investments in the ordinary course of our business. Acquisitions, particularly cross-border acquisitions, involve numerous risks, including:

    - integration of the businesses we acquire, including new services or products, into our existing offerings;

    - assimilation and retention of personnel; and

    - diversion of management's attention from other business concerns.

    We incurred $90 million of restructuring charges in 2000 and $38 million in fiscal 1999 in connection with restructuring certain of our operations to integrate them with the acquired Elsag Bailey operations. These charges primarily related to severance costs and early retirement payments. If we make additional acquisitions as part of the transformation of our business, we could incur similar integration costs.

IF WE ARE UNABLE TO REDUCE OUR INDEBTEDNESS, OUR FINANCIAL POSITION COULD BE
  ADVERSELY AFFECTED.

    As of March 31, 2002 our aggregate gross indebtedness was $11,070 million and our aggregate net debt was $4,487 million. Net debt is short-, medium- and long-term debt less cash and marketable securities. In the first quarter of 2002, our level of indebtedness and the downgrading of our credit ratings limited our access to the commercial paper market. Consequently, we renegotiated our $3 billion credit facility with our lenders. In March 2002, we announced our intention to reduce our net debt by at least $1.5 billion by the end of 2002, partially through a series of disposals of non-core businesses. We cannot offer any assurance as to the timing or the successful completion of the announced dispositions or the proceeds we may receive from the dispositions. Delays in the implementation of our disposal program may adversely affect our ability to reduce our level of debt. Our elevated debt level means we must allocate more of our available cash to pay interest on the debt. It also could affect our competitiveness by limiting our ability to respond to changing market conditions, expand through acquisitions or invest in new products and technologies or other strategic investments.

INDUSTRY CONSOLIDATION COULD RESULT IN MORE POWERFUL COMPETITORS AND FEWER
  CUSTOMERS.

    Our competitors in all of our business divisions are consolidating. In particular, the automation and oil and gas industries are undergoing consolidation that is reducing the number but increasing the size of companies that compete with us. As our competitors consolidate, they likely will increase their market share, gain economies of scale that enhance their ability to compete with us and/or acquire additional products and technologies that could displace our product offerings.

    Our customer base also is undergoing consolidation. Consolidation among our customers' industries (such as the oil and gas industry, the marine and cruise industry and the automotive, aluminum, steel, pulp and paper and pharmaceutical industries) could affect our customers and their relationships with us. If one of our competitors' customers acquires any of our customers, we may lose its business. Additionally, as our customers become larger and more concentrated, they could exert pricing pressure on all suppliers, including ABB. For example, in an industry such as power transmission which historically has consisted of large and concentrated customers such as utilities, price competition can be a factor in determining which products and services will be selected by a customer.

SOME OF OUR CUSTOMERS' INDUSTRIES HAVE EXPERIENCED PERIODIC DOWNTURNS IN THE
  PAST. IF SUCH DOWNTURNS OCCUR, OUR RESULTS OF OPERATIONS COULD BE MATERIALLY AND ADVERSELY AFFECTED.

    Several of the industries that we serve have experienced cyclical periods of slow growth or decline in the past. For example, the automotive and pulp and paper industries, the oil, gas and petrochemicals industry and the power supply industries have experienced such cyclical downturns in the past. These downturns have often been linked to general economic conditions in the markets that we serve. In periods of slow growth or decline, our customers are more likely to decrease expenditures on the types of products and systems that our businesses in these divisions supply and we are more likely to experience decreased revenues as a result. These cyclical downturns have affected our customers' industries in the past and are likely to affect them in the future.

THE REVENUES AND FINANCIAL RESULTS OF OUR UTILITIES AND POWER TECHNOLOGY
  PRODUCTS BUSINESSES WILL DECLINE UNLESS WE CAN EFFECTIVELY RESPOND TO DEREGULATION AND PRIVATIZATION IN THE POWER-RELATED INDUSTRIES THAT THEY SERVE.

    Our Utilities and Power Technology Products businesses depend on trends in the power supply, transmission and distribution businesses that we serve. In particular, we have witnessed a trend toward deregulation and privatization in the transmission and distribution industries on a worldwide basis. This deregulation has resulted in downward pressure on the prices charged for electricity. This trend increasingly challenges us to provide products and applications for those products which address the challenges faced by our customers quickly and on a cost-effective basis. If we do not do so, our revenues and margins in these businesses will be adversely affected. In 2001, the Utilities and Power Technology Products business divisions together represented approximately 29% of external revenues; therefore, an adverse effect on the financial results of these divisions could have a material adverse effect on our consolidated results of operations.

OUR OIL, GAS AND PETROCHEMICALS BUSINESS MAY EXPERIENCE LOSSES IF THE OIL AND
  GAS INDUSTRY GENERALLY EXPERIENCES A DOWNTURN.

    Our Oil, Gas and Petrochemicals business depends on the condition of the oil and gas industry and particularly on capital expenditure budgets of the companies engaged in the exploration, development and production of oil and gas. Our upstream oil and gas activities are substantially dependent on the condition of the offshore exploration and development market. For example, in the first half of 1999 our Oil, Gas and Petrochemicals orders were adversely affected by low oil prices. The prices of oil and gas and their uncertainty in the future, along with forecasted growth in world oil and gas demand, will strongly influence the extent of offshore exploration and development activities. Offshore oil and gas field capital expenditures also are influenced by the sale and expiration dates of offshore leases, the discovery rate of new oil and gas reserves in offshore areas, local and international political and economic conditions, environmental regulation, coordination by the Organization of Petroleum Exporting Countries, the ability of oil and gas companies to access or generate capital and the cost of such capital. Similarly, our businesses that provide products, systems and services to the downstream refining and petrochemical industry are affected by capital expenditure budgets of our customers, which are, in turn, affected by refinery margins and prices for petrochemical products such as ethylene and polypropylene. In 2001, the Oil, Gas and Petrochemicals division represented approximately 15% of external revenues. An adverse effect on the financial results of this division could have a material adverse effect on our consolidated results of operations.

BIDDING ON LARGE, LONG-TERM FIXED-PRICE PROJECTS EXPOSES OUR INDUSTRIAL
  BUSINESSES TO RISK OF LOSS.

    Approximately 13% of our total orders booked in 2001 were "large orders," which we define as orders from third parties involving at least $15 million worth of products or systems. Portions of our business, particularly in our Oil, Gas and Petrochemicals, Utilities and Industries divisions, involve orders related to long-term projects that can take many months or even years to complete. Additionally, such projects are typically performed on a fixed-price or turnkey basis and are awarded on a competitive bidding basis. We may expend significant resources, both in management time as well as money, on bidding for projects that we are not awarded.

    Additionally, even if we do win a bid, fixed-priced contracts are inherently risky because of the possibility of underbidding and the fact that we assume substantially all of the risks associated with completing the project and the post-completion warranty obligations. We also assume the project's technical risk, meaning that we must tailor our products and systems to satisfy the technical requirements of a project even though, at the time we are awarded the project, we may not have previously produced such a product or system. The revenue, cost and gross profit realized on such contracts can vary, sometimes substantially, from our original projections because of changes in conditions, including but not limited to:

    - unanticipated technical problems with the equipment being supplied or developed by us which may require that we spend our own money to remedy the problem;

    - changes in the cost of components, materials or labor;

    - difficulties in obtaining required governmental permits or approvals;

    - project modifications creating unanticipated costs;

    - delays caused by local weather conditions; and

    - suppliers' or subcontractors' failure to perform.

    These risks are exacerbated if the duration of the project is long-term because there is an increased risk that, the circumstances upon which we originally bid and developed a price will change in a manner that increases our costs. In addition, we sometimes bear the risk of delays caused by unexpected conditions or events. Our long-term, fixed-price projects often make us subject to penalties if we cannot complete portions of the project in accordance with agreed-upon time limits. Therefore, losses can result from performing large, long-term projects on a fixed-price or turnkey basis. For example, in 2001 the operating income of our Oil, Gas and Petrochemicals division was adversely affected by provisions for major cost overruns and project delays, the majority of which related to two large, long-term projects.

    In connection with large, long-term projects, we routinely undertake substantial customer- and project-specific development efforts. In 2001 and 2000, we incurred order-related development expenditures of approximately
$916 million and $985 million, respectively. Order-related development amounts are initially recorded in inventories as part of the work in progress of a contract and then are reflected in cost of sales at the time revenue is recognized in accordance with our accounting policies. To the extent that revenues on these projects cannot be recognized, we would not recover the order-related development expenditures. Additionally, to the extent that order-related development expenditures in a specific project exceed expectations, the profit margin on that project will be adversely affected.

WE ARE SUBJECT TO LIABILITIES ARISING OUT OF OUR DISCONTINUED OPERATIONS AND WE
  COULD BE REQUIRED TO MAKE PAYMENTS IN RESPECT OF THESE RETAINED LIABILITIES IN EXCESS OF ESTABLISHED RESERVES.

    We retain ownership of Combustion Engineering, Inc., a subsidiary that formerly conducted part of the power generation business contributed to the ABB ALSTOM POWER joint venture in June 1999 and which now owns commercial real estate that it leases to third parties. Combustion Engineering is a co-defendant, together with third parties, in numerous lawsuits pending in the United States in which the plaintiffs claim damages for personal injury arising from exposure to or use of equipment that contained asbestos that Combustion Engineering supplied, primarily during the 1970s and before. As of December 31, 2001 and 2000, we had reserved $940 million and $590 million, respectively, in respect of asbestos claims and related defense costs. We also recorded receivables of approximately $150 million and $160 million at December 31, 2001 and 2000, respectively, for probable insurance recoveries with respect to the claims reserved against. Resolution of asbestos claims is subject to many uncertainties, including the availability of insurance, and the outcome of individual matters is not predictable. During 2001, we experienced an increase in the level of new claims and higher settlement costs as compared to recent years. It is possible that we could be required to make expenditures in excess of established reserves, in a range of amounts that cannot reasonably be estimated. For more information, see "Item 8. Financial Information--Legal Proceedings."

    We retained liability for environmental remediation costs at two sites in the United States that were operated by our nuclear business, which has been sold to British Nuclear Fuels. We have retained all environmental liabilities associated with Combustion Engineering's Windsor, Connecticut facility and a portion of the liabilities associated with our ABB CE Nuclear subsidiary's Hematite, Missouri facility. The primary environmental liabilities associated with these sites relate to the costs of remediating radiological contamination upon decommissioning the facilities. Based on the information that British Nuclear Fuels has made publicly available, we believe it may take approximately 6 years for remediation at the Hematite site, from the time of decommissioning. The Windsor site was decommissioned in 2001, and we believe the remediation may take until 2008. At the Windsor site, we believe that a significant portion of such remediation costs will be the responsibility of the United States government pursuant to federal law, although the exact amount of such responsibility cannot reasonably be estimated. In connection with the sale of the nuclear business in April 2000 we established a reserve of $300 million in connection with estimated remediation costs related to these facilities. During 2001, we expended approximately $6 million on remediation of the Windsor site. It is possible that we could be required to make expenditures in excess of the reserve, in a range of amounts that cannot reasonably be estimated.

    We have retained guarantees related to our divested power generation and nuclear businesses referred to above. The purchasers of these businesses have undertaken to indemnify us from and against claims that may be made against us pursuant to these guarantees. No material claims have been made against us under any of these guarantees. We are dependent, however, on the undertakings by the purchasers to indemnify us if we are ever required to fund payments under these guarantees following failures of the businesses sold to perform their obligations.

WE ARE SUBJECT TO ENVIRONMENTAL LAWS AND REGULATIONS IN THE COUNTRIES IN WHICH
  WE OPERATE. WE INCUR COSTS TO COMPLY WITH SUCH REGULATIONS AND OUR ONGOING OPERATIONS MAY EXPOSE US TO ENVIRONMENTAL LIABILITIES.

    Our operations are subject to U.S., European and other laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Our manufacturing facilities use and produce paint residues, solvents, metals, oils and related residues. We use petroleum-based insulation in transformers, PVC resin to manufacture PVC cable and chloroparafine as a flame retardant. We use inorganic lead as a counterweight in robots that we produce. These are considered to be hazardous substances in many jurisdictions in which we operate. We may be subject to liabilities for environmental contamination if we do not comply with applicable laws regulating such hazardous substances, and such liabilities can be substantial. All of our manufacturing operations are subject to ongoing compliance costs and capital expenditure requirements.

    In addition, we may be subject to significant fines and penalties if we do not comply with environmental laws and regulations including those referred to above. Some environmental laws provide for joint and several strict liability for remediation of releases of hazardous substances which could result in our liability for environmental damage without regard to our negligence or fault. Such laws and regulations could expose us to liability arising out of the conduct of operations or conditions caused by others, or for our acts which were in compliance with all applicable laws at the time the acts were performed. Additionally, we may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances. Changes in the environmental laws and regulations, or claims for damages to persons, property, natural resources or the environment, could result in substantial costs and liabilities to us. See "Item 5. Operating and Financial Review and Prospects--Liquidity and Capital Resources--Environmental Contingencies and Retained Liabilities."

WE MAY BE THE SUBJECT OF PRODUCT LIABILITY CLAIMS.

    A malfunction in or the inadequate design of products systems and services that we design and manufacture could result in product liability claims.

    Additionally, we may be subject to product liability claims for the improper installation of products and systems designed and manufactured by others. These claims are more likely to occur in our Oil, Gas and Petrochemicals, Utilities and Industries divisions, whose projects often include the installation of products and systems manufactured by third parties.

    Product liability claims against us typically involve claims of personal injury or property damage. If the claimant runs a commercial business, claims are often made also for financial losses arising from interruption of operations consequential to property damage. Because of our broad offering of products, these claims arise in different contexts, including the following:

    - Our Oil, Gas and Petrochemicals division makes and installs equipment and systems used in oil and gas exploration, production and refining. These products handle petroleum-based substances which can be highly combustible and which can result in significant fires or explosions if we improperly design, manufacture or install equipment.

    - If our power technology products and systems are defective, there is a substantial risk of fires, explosions and power surges and significant damage to electricity generating, transmission and distribution facilities.

    - If our automation technology products and systems are defective, our customers could suffer significant damage to facilities that rely on these products and systems to properly monitor and control their manufacturing processes.

    Although we maintain insurance against product liability claims in amounts that we believe to be adequate, if a very large product liability claim were sustained, our insurance protection might not be adequate or sufficient to cover such a claim in terms of paying any awards or settlements, and/or paying for our defense costs. If a litigant were successful against us, a lack or insufficiency of insurance coverage could result in an adverse effect on our business, financial condition or results of operations. Additionally, a well-publicized actual or perceived problem could adversely affect our market reputation which could result in a decline in demand for our products.

OUR OPERATIONS IN EMERGING MARKETS EXPOSE US TO RISKS ASSOCIATED WITH CONDITIONS
  IN THOSE MARKETS.

    We operate in the emerging markets of Latin America, Asia, the Middle East and Africa. In 2001, approximately 38% of external revenues of the Oil, Gas and Petrochemicals division, approximately 35% of external revenues of the Utilities division and approximately 33% of external revenues of the Power Technology Products division were generated from these emerging markets. Operations in emerging markets present risks that are not encountered in countries with well established economic and political systems, including:

    - economic instability, which could make it difficult for us to anticipate future business conditions in these markets, cause delays in the placement of orders for projects that we have been awarded and subject us to volatile markets;

    - political instability, which makes our customers less willing to make investments in such regions and complicates our dealings with governments regarding permits or other regulatory matters;

    - boycotts and embargoes that may be imposed by the international community on countries in which we operate, which could adversely affect the ability of our operations in those countries to obtain the materials necessary to fulfill contracts and our ability to pursue business or establish operations in those countries;

    - significant fluctuations in interest rates and currency exchange rates;

    - the imposition of unexpected taxes or other payments on our revenues in these markets; and

    - the introduction of exchange controls and other restrictions by foreign governments.

    In addition, the legal and regulatory systems of the emerging markets identified above are less developed and less well enforced than in industrialized countries. Therefore, our ability to protect our contractual and other legal rights in those regions could be limited. We cannot offer any assurance that our exposure to conditions in emerging markets will not adversely affect our financial condition and results of operations.

OUR INTERNATIONAL OPERATIONS EXPOSE US TO THE RISK OF FLUCTUATIONS IN CURRENCY
  EXCHANGE RATES.

    CURRENCY TRANSLATION RISK. The results of operations and financial position of most of our non-U.S. subsidiaries are reported in the currencies of countries in which those subsidiaries reside. That financial information is then translated into U.S. dollars at the applicable exchange rates for inclusion in our Consolidated Financial Statements. In 2001, approximately 76% of our consolidated revenues were generated in local currencies and translated into U.S. dollars. Of that amount the following percentages were reported in the following local currencies:

    - Euro, approximately 32%;

    - Swedish krona, approximately 9%;

    - Swiss franc, approximately 5%;

    - Norwegian krona, approximately 6%; and

    - British pound, approximately 5%.

    The exchange rate between these currencies and the U.S. dollar fluctuates substantially, which has a significant translation effect on our reported consolidated results of operations and financial position. In 2001 and 2000, the U.S. dollar appreciated against most of the currencies in which our subsidiaries reported results of operations. In particular, in 2001 and 2000 the U.S. dollar strengthened by approximately:

    - 4% in 2001 and 13% in 2000 against the Euro;

    - nil in 2001 and 11% in 2000 against the Swiss franc;

    - 3% in 2001 and 11% in 2000 against the Norwegian krona; and

    - 11% in 2001 and 10% in 2000 against the Swedish krona.

    This resulted in the reduction of reported revenues and earnings before interest and taxes when consolidated and translated into U.S. dollars, based on average annual exchange rates, of approximately 4% and 7%, respectively, in 2001 and 8% and 10%, respectively, in 2000.

    CURRENCY TRANSACTION RISK. Currency risk exposure also affects our operations when our sales are denominated in currencies that are different from those in which our manufacturing costs are incurred. In this case, if after the time that the parties agree on a price, the value of the currency in which the purchase price is to be paid weakens relative to the currency in which we incur manufacturing costs, there would be a negative impact on the profit margin for any such transaction. This transaction risk may exist regardless of whether or not there is also a translation risk as described above.

    Currency exchange rate fluctuations in those currencies in which we incur our principal manufacturing expenses (the Euro, Swedish krona and Swiss franc) may distort competition between us and our competitors whose costs are incurred in other currencies. If our principal currencies appreciate in value against such other currencies, our competitiveness may be weakened.

WE MAY ENCOUNTER DIFFICULTY IN MANAGING OUR BUSINESS DUE TO THE GLOBAL NATURE OF
  OUR OPERATIONS.

    We operate in more than 100 countries around the world, with approximately 65% of our employees located in Europe, approximately 17% in the Americas, approximately 11% in Asia and approximately 7% in the Middle East and Africa. In order to manage our day-to-day operations, we must overcome cultural and language barriers and assimilate different business practices. In addition, we are required to create compensation programs, employment policies and other administrative programs that comply with the laws of multiple countries. We also must communicate and monitor group-wide standards and directives across our global network. Our failure to successfully manage our geographically diverse operations could impair our ability to react quickly to changing business and market conditions and to enforce compliance with group-wide standards and procedures.

    In 2000, our internal audit group discovered during a regular compliance follow-up that several employees in the London region of our Manufacturing and Consumer Industries division had intentionally concealed losses in 1999 and part of 2000 arising from contracts for which revenues were insufficient to cover costs. We believe that these activities were isolated in the London region of this division and did not extend to other operations. As a result of our investigation, we terminated the individuals involved and replaced the local management in the London region. If we had not discovered these activities, our net income for 1999 and 2000 would have been overstated by $30 million and $10 million, respectively. In 2001, we identified and recorded additional costs amounting to approximately $25 million relating to these activities. We cannot ensure compliance on a global basis by all of our employees with our internal control policies and procedures.

ITEM 4.  INFORMATION ON THE COMPANY

                                  INTRODUCTION

HISTORY OF THE ABB GROUP

    Initially founded in 1883, Asea AB was a major participant in the introduction of electricity into Swedish homes and businesses and in the development of Sweden's railway network. In the 1940s and 1950s, Asea AB expanded into the power, mining and steel industries and by 1980 was among the world's ten largest electrical engineering groups.

    Brown Boveri & Cie. (later renamed BBC Brown Boveri AG) was formed in Switzerland in 1891 and initially specialized in power generation and turbines. In the early to mid-1900s, Brown Boveri expanded its operations throughout Europe and broadened its business operations to include a wide range of electrical engineering activities. By 1980, Brown Boveri had more than 100,000 employees.

    In January 1988, Asea AB and BBC Brown Boveri AG each contributed almost all of their businesses to newly formed ABB Asea Brown Boveri Ltd, of which they each owned 50%. Between 1988 and 1990, ABB made acquisitions totaling
$5.2 billion, including the purchase of Westinghouse Electric Corp.'s worldwide power transmission and distribution operations. During the 1990s, the ABB Group further expanded its operations in Central and Eastern Europe, North America, South America and Asia. In 1996, Asea AB was renamed ABB AB and BBC Brown Boveri AG was renamed ABB AG.

    In February 1999, the ABB Group announced a group reconfiguration designed to establish a single parent holding company and a single class of shares.
ABB Ltd was incorporated on March 5, 1999 under the laws of Switzerland. In
June 1999, ABB Ltd became the holding company for the entire ABB Group. This was accomplished by having ABB Ltd issue its shares to the shareholders of ABB AG and ABB AB, the two publicly traded companies that formerly owned the ABB Group. The ABB Ltd shares were exchanged for the shares of those two companies which, as a result of the share exchange and certain related transactions, are now wholly owned subsidiaries of ABB Ltd and are no longer publicly traded. ABB Ltd shares are currently traded on the SWX Swiss Exchange (virt-x), the Stockholm Stock Exchange, the London Stock Exchange, the Frankfurt Stock Exchange and the New York Stock Exchange (in the form of American Depositary Shares).

    In 2001, we further realigned the ABB Group, as discussed below under "--Description of Business Divisions--Organizational Realignment," to simplify the way we work and better develop our relationship with customers.

    In April 2002, we announced our intention to divest the Building Systems business area, which is part of the Manufacturing and Consumer Industries division. The other three business areas comprising the Manufacturing and Consumer Industries division will be combined with the Process Industries division in a newly created Industries division.

    Our principal corporate offices are located at Affolternstrasse 44, CH-8050 Zurich, Switzerland, telephone number 011-41-43-317-7111. Our agent for U.S. federal securities law purposes is ABB Holdings Inc., located at 501 Merritt 7, Norwalk, Connecticut 06851.

RECENT ACQUISITIONS AND DISPOSALS

    We have engaged in acquisitions and divestitures to implement our strategy of expanding into more technology-intensive businesses. In 2001, 2000 and 1999, we made the strategic acquisitions described below to strengthen our position in the process automation industry. In addition, in those years we made other acquisitions to enhance our service and technology offerings across our business areas.

    We paid aggregate consideration of $597 million in the acquisitions that we completed during 2001, $896 million in 2000 and $2,428 million in 1999. Of the 62 acquisitions we made in 2001, 11 represented acquisitions accounted for as purchases and accordingly the results of the acquired businesses have been included in our Consolidated Financial Statements from the respective acquisition dates. The aggregate purchase price of these acquisitions during 2001 was $329 million.

    In 2000 and 1999, we sold the businesses that formerly constituted our power generation segment. We also divested non-core businesses and property, plant and equipment.

    SIGNIFICANT ACQUISITIONS

    In June 2001, we completed the acquisition of Entrelec Group, a France-based supplier of industrial automation and control products with operations in 17 countries. The acquisition diversified our product range and expanded our customer base in high growth markets.

    In January 2001, we acquired Eutech Engineering Solutions Ltd., the international engineering consultancy subsidiary of ICI Group. The acquisition of Eutech, with its expertise in the chemicals, petrochemicals and pharmaceuticals industries, contributed substantially to our knowledge and market strength in these industries.

    In June 2000, we acquired Umoe ASA, a Norwegian service company in the oil and gas industry with a focus on modification and maintenance services, including electrical installations. The acquisition furthered our strategy to expand our service activities in the oil and gas market.

    In January 1999, we completed the acquisition of Elsag Bailey Process Automation N.V., an industrial process automation company. We purchased Elsag Bailey for cash of approximately $2,210 million (including assumed debt). Elsag Bailey has been integrated into our business and significantly complemented our automation activities in terms of geographic scope, customer base and technology. It strengthened our presence in the key automation markets of the United States, Germany, Japan, Italy, France and Canada and has enabled us to achieve a leading market position in each of our core automation products, systems and services. Elsag Bailey had approximately 11,000 employees at the time of the acquisition, of which approximately 1,000 were terminated through restructuring after the acquisition.

    In 1999, we also acquired Kemper Europe Reassurances S.A., which allowed us to expand our reinsurance services beyond the Nordic region.

    SIGNIFICANT DIVESTITURES

    In the first quarter of 2002, we announced our intention to engage in a series of planned disposals as part of our strategy to reduce our net debt. In April 2002, we announced our intention to divest our Building Systems business area. Also in April 2002, we announced that we were in negotiations with a number of parties with respect to the sale of our Structured Finance business area, which accounts for about one-third of the assets of the Financial Services division. These negotiations are ongoing.

    In January 2002, Global Air Movement (Luxembourg) SARL purchased our worldwide air handling business for approximately $225 million, which is subject to adjustment based on the balance sheet of the air handling business at the time of the closing of the sale. This divestiture reinforced our strategy to focus on our expertise in power and automation technology.

    In April 2000, British Nuclear Fuels purchased our worldwide nuclear business for approximately $485 million. The divested businesses also include nuclear control systems. We have retained liability for certain specific environmental remediation costs at two sites in the United States that were operated by our nuclear business. See "Item 5. Operating and Financial Review and Prospects--Environmental Contingencies and Retained Liabilities."

    In connection with the sale, one of our subsidiaries retained obligations under surety bonds relating to the performance by the nuclear business under certain contracts entered into prior to the sale to British Nuclear Fuels, and British Nuclear Fuels agreed to indemnify us against payments under those surety bonds. See "Item 5. Operating and Financial Review and Prospects--Related and Certain Other Parties."

    In June 1999, we contributed substantially all of our power generation businesses to ABB ALSTOM POWER N.V., a 50-50 joint venture with ALSTOM. Subsequently, in May 2000, we sold our 50% interest in ABB ALSTOM POWER N.V. to ALSTOM. We received cash proceeds of approximately $1,197 million from ALSTOM in exchange for our 50% interest. As part of the sale, we transferred additional assets and liabilities related to our former power generation segment to ABB ALSTOM POWER N.V.

    We retain ownership of Combustion Engineering, a subsidiary in the United States that conducted part of the power generation business contributed to the ABB ALSTOM POWER joint venture in June 1999, and its asbestos liabilities. See "Item 8. Financial Information--Legal Proceedings." Additionally, we continue to be obligated as a guarantor under letters of credit and other performance and financial guarantees in connection with major projects for the power generation businesses sold to ALSTOM. Upon the sale of these businesses to ALSTOM in May 2000, however, ALSTOM agreed to indemnify us against payments under those guarantees. See "Item 5. Operating and Financial Review and Prospects--Related and Certain Other Parties."

    In the first quarter of 1999, we completed the sale of our 50% share in ABB Daimler-Benz Transportation GmbH (ADtranz), the rail transportation joint venture, to DaimlerChrysler.

    The total level of proceeds from divestitures amounted to $283 million for 2001, $1,963 million for 2000 and $2,283 million for 1999. We have used the proceeds from these divestitures for new investments and to reduce our net debt position.

INDUSTRIAL IT

    The modern industrial enterprise consists of numerous information systems--control, maintenance, procurement, production, sales and management--all full of vital information but often working in isolation. The concept behind Industrial IT is to integrate these systems into a seamless, easily navigated framework from which information can be selected, retrieved and acted upon rapidly. The integration of Industrial IT-enabled products into our customers' business processes provides our customers with increased information flow about their business systems in a useful form. Industrial IT allows our customers to make intelligent decisions based on the most current and accurate information and to react quickly to changing conditions. Additionally, by incorporating advanced technology into our products and systems, we can increase the speed of our customers' manufacturing and information processes without exceeding manufacturing constraints.

    Our goal is to ensure that the products and systems that we offer across our various businesses will be easy to use, compatible with each other, and will fit within our Industrial IT concept. We are developing a common architecture across the range of our products and systems so that they can be easily combined with each other and with our customers' systems using software to link our various technical platforms together. We intend to improve compatibility in succeeding generations of each of our products and systems.

    As of March 31, 2002, approximately 1,100 ABB products had been certified as meeting Industrial IT standards. Each certified product is assigned to a product suite and is named according to what it does and how it fits into the Industrial IT system.

                       DESCRIPTION OF BUSINESS DIVISIONS

ORGANIZATIONAL REALIGNMENT

    In 2001, we realigned our worldwide business operations to increase our responsiveness to our customers' needs. Our new customer-focused structure is intended to capitalize on our extensive knowledge of our customers' industries and their business processes. It is based on the premise that our primary growth opportunity lies in our existing customer base. Our new business structure is intended to enhance our ability to expand our existing customer relationships into additional sales of products, systems and services. Our focus on customer groups should also facilitate the building of new customer relationships.

    We replaced our six former business segments with seven business divisions structured along customer groups. Four end-user divisions, Utilities, Process Industries, Manufacturing and Consumer Industries and Oil, Gas and Petrochemicals, serve end-user customers with products, systems and services. Two divisions, Power Technology Products and Automation Technology Products, serve the four end-user divisions and the wholesalers, distributors, original equipment manufacturers and system integrators that we refer to as "external channel partners." The Financial Services division continues to serve the ABB Group and external customers. Additionally, the Group Processes division is responsible for shared services, common processes and infrastructure within ABB.

    Dedicated account managers work with specialists, such as systems and application engineers, within our end-user divisions to provide customers with customized products and systems that meet their specific needs. The end-user divisions draw on the products, services and technical expertise offered by our two channel partner divisions. Instead of multiple ABB product units serving the same customer, our end-user customers are served by one dedicated team representing our total offering of products, systems and services on the basis of common terms and conditions.

    The following chart illustrates our current business structure:

                                     [LOGO]

    In April 2002, we announced our intention to divest our Building Systems business area and to combine the three remaining business areas in the Manufacturing and Consumer Industries division with the Process Industries division in a newly created Industries division. We are in the process of implementing this combination, and we will begin reporting our financial results to reflect this new structure starting with our June 30, 2002 results. The following discussion reflects our current business structure.

UTILITIES

    OVERVIEW

    The ABB Utilities division serves electric, gas and water utilities--whether state-owned or private, global or local, operating in liberalized or regulated markets--through a portfolio of capabilities, including products, services and systems.

    The Utilities division's principal customers are generators of power, owners and operators of power transmission systems, energy traders and local distribution companies. Power transmission systems deliver high-voltage electricity from power plants to distribution networks, which provide electrical power to end users.

    In addition, the Utilities division offers a range of products, systems and services to water and gas utilities. Gas utilities are companies engaged in the transmission, storage, distribution and trading of natural gas for sale to residential and commercial end users. Water utilities are companies engaged in the processing, distributing for sale and recycling of water. Sales to customers in the gas and water industries accounted for a minor portion of the Utilities division's revenues in 2001.

    The following table sets forth financial and other data regarding the Utilities division (see Note 23 to the Consolidated Financial Statements):

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2001       2000       1999
                                                              --------   --------   --------
                                                                     ($ IN MILLIONS)
Revenues (1)................................................    5,649      5,473      5,875
Earnings before interest and taxes (operating income).......      148        250        182
Operating margin (%)........................................      2.6%       4.6%       3.1%
Capital expenditures (2)....................................       27         26         42
Number of employees.........................................   15,745     15,826     17,390

--------------------------

(1) See Note 2 to our Consolidated Financial Statements, included elsewhere in this annual report, for a description of our revenue recognition policies.

(2) Excludes purchased intangible assets.

    ELECTRICITY

    The portions of an electricity grid that operate at highest voltages are "transmission" systems, while those at lower voltages are "distribution" systems. Transmission systems link power generation sources to distribution systems. Distribution networks then branch out over shorter distances to carry electricity from the transmission system to end-users. These electricity networks incorporate sophisticated devices to monitor operations and to prevent damage from failures or stresses.

    Electricity is transformed at different stages in the delivery process between the source and the ultimate end user. For example, electrical power is often generated in large power plants at 10 to 20 kilovolts. This voltage is too low to be transmitted efficiently but too high for use in households and businesses. By transmitting electricity at high-voltages, losses are minimized and the power lines can carry more power per line. Transformers are used to increase the voltage of generated electricity for long-distance transmission (up to as high as 1,100 kilovolts). Transformers are then used to decrease the voltage at the local end for distribution to consumers.

    Power distribution networks carry electricity from high-voltage transmission grids to the lower voltage point of power usage such as residential, commercial or industrial consumers, stepping down the voltages along the way to meet consumers' requirements. An electric utility distribution system comprises distribution substations and networks, both overhead and underground. Some large industrial and commercial facilities receive electricity at higher voltage levels from the transmission or distribution network, while most industrial, commercial and residential users receive electricity from distribution network feeders on lower voltages.

    There is an accelerating global trend toward deregulation and privatization of the power industry, which is creating a more competitive environment for our customers. This trend is well-established in the United States, parts of Latin America and Western Europe, particularly in the United Kingdom and the Scandinavian countries. It is accelerating elsewhere in Europe and is developing in other regions. The creation of a free market for electricity requires our customers to become more cost-efficient and reliable to compete as a lowest-cost provider among power suppliers. Grid operators must be able to deliver power to customers hundreds, even thousands, of miles away within a few minutes. As more disturbance-sensitive loads (E.G., computers and telecommunications systems) have been added to a network, demand for reliable, high-quality electricity is increasing. Power suppliers can achieve this efficiency and reliability in a number of ways, including the following:

    - Replacing and modernizing assets and investing in information technology-based control and monitoring equipment, metering systems and communications networks to control and supervise power networks based on instantaneous access to information.

    - Upgrading current technologies and introducing new technologies to improve the reliability, increase the power rating and control the flow through existing transmission and distribution assets.

    - Outsourcing non-core activities, such as engineering, construction, service, maintenance and operations and giving manufacturers such as ABB greater flexibility to define the detailed specifications and design of systems.

    GAS

    Natural gas is extracted at the wellhead and gathered into a central collection point, where it is processed before entering a pipeline transmission system. The pipeline is composed of high strength steel pipe, which moves large amounts of gas thousands of miles from production sites to local natural gas utilities. Compressor stations located along pipelines boost pressure to move the gas through the lines. Many compressor stations are operated from a pipeline's central control room.

    Pipelines are connected in a grid with other pipelines of other utility systems, which provide system operators flexibility in moving gas. Gas pressure is reduced when it reaches local gas utilities. It is metered and an odorant is added to help leak detection. The natural gas then moves into smaller distribution pipes that form a network that delivers it to residences and businesses. Regulator technologies control the flow of the distribution system, which operates at a different pressure in different segments, and is lower as it reaches the customer. The gas utility continuously monitors flow rates and pressures throughout the distribution system from a central control center.

    WATER

    Water comes from ground water and surface water, such as rivers and lakes. Large scale water supply systems tend to rely on surface water resources, and smaller water systems tend to use ground water. Water is pumped from its source to a water treatment plant, where it is purified and chemicals can be added.

    In most water distribution systems, water is transported under pressure through a network of underground pipes. Smaller pipes, called service lines, connect end users to the main water lines. After it has been used, it travels through sewer systems to treatment plants where impurities are removed and can be returned to the water supply.

    PRODUCTS AND SERVICES

    For electric utilities, the Utilities division provides power equipment and power management systems based on advanced technology designed to make electricity transmission more flexible, more reliable and more profitable for our customers. We integrate our recognized industry and technical expertise with the Automation Technology Products and Power Technology Products divisions' product offerings, as well as those of third parties, to provide solutions to the technical and commercial challenges faced by our customers.

    For gas utilities, the Utilities division provides automation and electrification products and systems for gas transmission and distribution companies. For water utilities, the Utilities division provides medium and low-voltage products for plant and system power requirements. The Utilities division offers optimized solutions including process control systems and services, complete electrical equipment for water supply and wastewater treatment plants, and total electromechanical packaged systems for water pumping stations.

    As an end-user division, part of the Utilities division's role within the ABB Group is to serve as a channel for products manufactured by the Power Technology Products and Automation Technology Products divisions. In 2001, approximately 38% of the revenue of the Utilities division was derived from the resale of products manufactured by the Power Technology Products and Automation Technology Products divisions, without any additional work performed by the Utilities division.

    UTILITY AUTOMATION SYSTEMS

    Our Utility Automation Systems business area applies its engineering expertise to the products manufactured by the Automation Technology Products division, as well as those of third parties, to provide customers with automation systems using sophisticated instrumentation, control systems and relay protection devices tailored for their generating plants or transmission and distribution networks. Its scope of supply also includes automation system architecture, control stations, data network and communication systems, and instrumentation.

    Utility Automation Systems provides energy information software and systems that enable power generators to plan unit commitment strategy, schedule generation assets for optimum efficiency, forecast generation needs, and share data within their organizations. It provides software that integrates operational information covering several aspects of their business, from outage control and meter data management to billing.

    Utility Automation Systems provides automation systems for water supply and treatment and gas and energy trading operations in wholesale and retail markets, as well as central markets that have access to transmission grids. It supports a wide range of products for the real-time management of energy trading, including wholesale and derivatives trading, gas and electricity retailing, customer billing and pooling and settlement systems, as well as management of network access and meter data management systems.

    UTILITY PARTNER

    Our Utility Partner business area offers full service and support for management of existing power transmission and distribution assets, including both ABB products and those manufactured by third parties. In addition to providing maintenance and repair services, it offers consulting services that enable customers to improve the performance of their transmission and distribution equipment and systems, to gauge how cost effectively their networks are functioning, and to find and correct problems quickly. Specifically, Utility Partner offers asset management services including technical consulting (system diagnostics, network analysis, planning and optimization), commercial consulting (cost reduction programs, investment strategies, reengineering of business processes) and execution (maintenance strategies, logistics).

    UTILITY POWER SYSTEMS

    Our Utility Power Systems business area undertakes turnkey contracts to install and upgrade transmission and distribution systems incorporating components manufactured by the Power Technology Products and Automation Technology Products divisions, as well as those of third parties. High-voltage direct current (HVDC) transmission is a leading technology for transporting electricity over long distances because it reduces power losses, increases system stability and provides a more controllable flow than high-voltage alternating current. An HVDC transmission system typically includes: converters that change alternating current to direct current and then back to alternating current when it reaches the terminal point; transmission lines, which could be above or below ground; and switchgear and substations that perform functions similar to that described above.

    Advances in converter and cable technology have enabled us to introduce a system called HVDC Light-TM-. Converter stations for HVDC Light-TM- are approximately one-fifth the size of conventional HVDC technology for the same rated power. HVDC Light-TM- extends the benefits of high-voltage direct current to low-power applications, down to 5 megawatts. The HVDC Light-TM- system can connect remote small power stations such as wind, hydro, solar and bio-mass plants to national grids. It can also supply electricity from a national grid to remote areas and islands, which might otherwise require local power plants. This business area also offers static var compensation, or SVC, technology, which improves power quality, voltage stability and power capacity of transmission systems.

    The Utility Power Systems business area also supplies substations to interconnect electricity grids operating on different voltage levels, to sectionalize portions of the grid and to protect the electrical system against damage from outside sources such as lightning and overload. By sectionalizing the grid, power can be rerouted from portions of the transmission system that are experiencing problems to sections that are functioning properly, thereby enhancing the overall reliability of the power supply. This business area delivers complete alternating current air and gas insulated substations for power transmission. Substations are also necessary in a power distribution network to sectionalize and reduce the voltage of the main power lines and cables to the lower voltages required for efficient distribution and consumption. For power distribution, this business area sells traditional custom-engineered substations as well as compact, modular substations, which require less space than a conventional substation and thus are particularly well suited for urban settings. It also offers prefabricated secondary substations that can be installed more quickly than traditional substations, and which transform electricity to consumer-level voltages.

    CUSTOMERS

    The Utilities division's principal customers are electric, gas and water utilities, owners and operators of power transmission systems, utilities that own or operate networks, owners and operators of power generating plants, and energy traders. Other customers include gas transmission companies, local distribution companies and multi-utilities, which are involved in the transmission or distribution of more than one commodity.

    COMPETITION

    The Utilities division's principal competitors in the supply of power transmission and distribution equipment and services are ALSTOM, Mitsubishi, Schneider and Siemens. In the utility automation area, the division's principal competitors are ALSTOM, Emerson, GE Harris, Honeywell, Invensys and Siemens.

    RESEARCH AND DEVELOPMENT

    Research and development expenses for the Utilities division amounted to approximately $53 million, or 0.9% of its revenues, for 2001. The research and development activities of the division during 2001 were primarily related to developing information technology systems for network management and systems for optimization of power plant operations.

    CAPITAL EXPENDITURES

    The Utilities division's capital expenditures for property, plant and equipment were $27 million, $26 million and $42 million in 2001, 2000 and 1999, respectively. In 2001, ABB sold the division's railway project business, primarily located in Italy. In 2000, ABB divested the nuclear automation business located in the United States, Sweden and Germany, and land and buildings, primarily in Sweden and Italy. As the division is not involved in manufacturing, capital expenditures are not related to major investments and are geographically dispersed.

PROCESS INDUSTRIES

    OVERVIEW

    The Process Industries division serves the chemical, life sciences, marine, turbocharging, metals, minerals, mining, cement, paper, petroleum and printing industries with process-specific products and services combined with ABB's power and automation technology. The division creates industry-specific products and services that help to improve the efficiency and competitive strength of our customers.

    In April 2002, we announced our intention to divest the Building Systems business area, which currently is part of the Manufacturing and Consumer Industries division. The other three business areas comprising the Manufacturing and Consumer Industries division will be combined with the Process Industries division in a newly created Industries division.

    The following table sets forth financial and other data regarding the Process Industries division (see Note 23 to the Consolidated Financial Statements):

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2001       2000       1999
                                                              --------   --------   --------
                                                                     ($ IN MILLIONS)
Revenues (1)................................................    3,377      3,339      3,485
Earnings before interest and taxes (operating income).......      116         88        123
Operating margin (%)........................................      3.4%       2.6%       3.5%
Capital expenditures (2)....................................       24         27         40
Number of employees.........................................   15,937     15,997     16,237

--------------------------

(1) See Note 2 to our Consolidated Financial Statements, included elsewhere in this annual report, for a description of our revenue recognition policies.

(2) Excludes purchased intangible assets.

    The customers of the Process Industries division have been affected by a number of trends over the past several years, including the following:

    - increased concentration on improving shareholder return through better asset management rather than relying on increased production;

    - stronger focus on energy management;

    - ongoing sustainable development regulation and awareness;

    - slow, stable growth in North America and Europe, with high Asian growth possibilities, especially in chemicals and steel;

    - a stable oil and chemical market, and a growing pharmaceuticals market;

    - consolidating metal industry, with strong demand in Asia and Eastern
      Europe;

    - a stable pulp and paper market as a result of better inventory management by producers; and

    - in 2001, continued high demand for oil and gas vessels due to continued new field exploration and a depressed cruise industry partially resulting from the acts of terrorism on September 11, 2001.

    The Process Industries division addresses these trends by providing products and services that increase production efficiency, improve product quality, optimize assets, and minimize raw material and energy use.

    PRODUCTS AND SERVICES

    Most businesses served by the Process Industries division use batch and continuous production, such as chemicals and paper. The division also serves the marine industry, including oil and gas vessels and cruise ships. Offerings to these customers include standard power and automation technologies developed by the Automation Technology Products and Power Technology Products divisions, as well as value-added systems, software and services designed, manufactured and delivered by Process Industries.

    The Process Industries division also focuses on developing synergies and efficiencies among its units, such as common marketing, software re-use, and streamlined geographic sales and service networks. Synergies exist in the marine and petroleum businesses, as many vessels are also floating oil and gas production units. Additionally, product tracking software can be applied both to rolls of paper and steel and common sales and service personnel can interface with customers with diverse petroleum, metals, mining and/or paper holdings.

    As an end-user division, part of the Process Industries division's role within the ABB Group is to serve as a channel for products manufactured by the Power Technology Products and Automation Technology Products divisions. In 2001, approximately 20% of the gross revenue of the Process Industries division was derived from the resale of products manufactured by the Power Technology Products and Automation Technology Products divisions, without any additional work performed by the Process Industries division.

    PETROLEUM, CHEMICAL AND LIFE SCIENCES

    The Petroleum, Chemical and Life Sciences business area provides products and services to enhance efficiency, safety, reliability, environmental compliance and flexibility in operations where a few basic elements may yield hundreds of varied end products. In the petroleum sector, this business area provides onshore, offshore and subsea production technology, gas gathering and processing, refining, transportation and distribution applications. At the oil wellhead, it monitors and controls production from Alaska's North Slope to the Middle East to the North Sea. Its technologies manage the movement of hydrocarbons through the world's network of pipelines, tankers and terminals, eliminating losses and meeting strict government regulations. This business area's specific value-added offerings, which it designs, develops and delivers, include oilfield production enhancement software, chemical process plant design services, and pharmaceutical production validation services. Our Full Service offering, in which we take over in-house maintenance activities for customers and apply strategies to reduce overall maintenance costs, helps optimize these investments.

    PAPER, PRINTING, METALS AND MINERALS

    The Paper, Printing, Metals and Minerals business area supplies power and automation technologies that improve quality and reduce costs in cement, metals, minerals, mining, pulp, paper and printing operations. Its offerings include quality control systems; drive systems; online sensors, analyzers and actuators; machine health monitoring; production planning and product tracking software; drying systems; induction furnaces; and mine hoists. Online sensors, analyzers and actuators measure and control production processes by measuring product parameters, analyzing data and providing instantaneous input to automatic control systems. Online actuators make automatic adjustments during production to improve product quality and consistency. Online machine health monitoring measures production machinery parameters and alerts operators to impending failures while helping them maximize maintenance scheduling. Collaborative production management software provides web-enabled interaction between producers and customers to optimize production planning, quality management and product tracking. Drying systems provide technology to dry pulp and paper more quickly and evenly. This business area's induction furnaces and inductive heating systems bring new capacity to foundry and melt shop operations. Extensive domain expertise in these industries allows it to provide a variety of asset optimization services. Because of the process industries-specific aspects of these products, all of these products and systems are developed, manufactured and delivered by the Process Industries division.

    MARINE AND TURBOCHARGING

    The Marine and Turbocharging business area provides global shipbuilders with power and automation technologies for luxury cruise liners, ferries, tankers, offshore oilrigs and special purpose vessels. It designs, engineers, builds, supplies and commissions electrical systems and software for marine power generation, power distribution and diesel electric propulsion, as well as turbocharging products and services for diesel and gasoline engines. A key value-added product is the Azipod-Registered Trademark- (azimuthing podded) propulsion system, developed by ABB along with leading shipbuilders. The Azipod-Registered Trademark- system improves vessel maneuverability at low speeds, resulting in faster docking and embarkation, lower operating costs and increased vessel capacity. The Azipod-Registered Trademark- system has proven very attractive for cruise liners and offshore supply ships. As a result of its success, in 2001 this business area introduced a Compact Azipod product for use on smaller vessels. Other applications include propulsion control, power management, cargo and ballast control and dynamic positioning. This business area particularly focuses on providing turbocharging products and services for diesel and gas engines in the 500 kW-plus power range. These products are developed in close cooperation with the world's top diesel engine makers. A global network of more than 70 ABB service stations ensures close proximity to customers as well as fast service.

    CUSTOMERS

    The Process Industries division's customers are primarily companies in the chemical, life sciences, marine, turbocharging, metals, minerals, mining, cement, paper, petroleum and printing industries.

    COMPETITION

    The Process Industries division's principal competitors are Aspentech, Emerson Electric, GE, Honeywell, Invensys, Metso Automation, Rockwell, Siemens, Voith Automation and Yokogawa.

    RESEARCH AND DEVELOPMENT

    Research and development expenses for the division amounted to approximately $40 million, or 1.2% of its revenues, for 2001. The research and development activities of the division in 2001 primarily related to developing specific products and software to control the customer processes of the industries served by the division, including new online measurement instruments for quality parameters of paper, software to control the flow of oil through pipelines and new forms of propulsion systems for large ocean-going vessels such as oil tankers.

    CAPITAL EXPENDITURES

    The Process Industries division's capital expenditures for property, plant and equipment were $24 million, $27 million and $40 million in 2001, 2000 and 1999, respectively. Principal investments in 2001 included several types of equipment for a turbocharger plant in Germany.

MANUFACTURING AND CONSUMER INDUSTRIES

    OVERVIEW

    The Manufacturing and Consumer Industries division sells products and services to improve customer productivity and competitiveness in areas such as automotive industries, telecom, product manufacturing, electronics manufacturing, airports, parcel and cargo distribution as well as public, industrial and commercial buildings.

    In April 2002, we announced our intention to divest the Building Systems business area, which currently is part of the Manufacturing and Consumer Industries division. The other three business areas comprising the Manufacturing and Consumer Industries division will be combined with the Process Industries division in a newly created Industries Division.

    The following table sets forth financial and other data for the Manufacturing and Consumer Industries division (see Note 23 to the Consolidated Financial Statements):

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2001       2000       1999
                                                              --------   --------   --------
                                                                     ($ IN MILLIONS)
Revenues (1)................................................    4,780      5,225      5,697
Earnings before interest and taxes (operating income).......       87        205        147
Operating margin (%)........................................      1.8%       3.9%       2.6%
Capital expenditures (2)....................................       27         33         43
Number of employees.........................................   29,455     33,449     34,027

--------------------------

(1) See Note 2 to our Consolidated Financial Statements, included elsewhere in this annual report, for a description of our revenue recognition policies.

(2) Excludes purchased intangible assets.

    Our customers are increasingly under pressure to deliver their products more quickly to their customers and to respond rapidly to changing customer preferences. At the same time, constant price pressure requires them to find ways to decrease production costs. Furthermore, as the quality of products becomes more equalized among our customers' competitors, our customers increasingly focus on design and branding to distinguish their products from those of their competitors. This change in focus means that much of the manufacturing and production activities are outsourced to sub-suppliers, which may manufacture products for a number of different companies in a given industry. The consolidation in the manufacturing role enables the sub-suppliers to provide products at a lower cost and presents further opportunities for ABB to provide flexible solutions for automation, financing and energy supply.

    PRODUCTS AND SERVICES

    The Manufacturing and Consumer Industries division works to maximize flexibility and efficiency in the entire value chain, which includes product design, engineering, production, storage and distribution, to help our customers identify and satisfy customer demands. The division provides to its customers the full range of ABB's products on a stand-alone basis, or as part of systems involving conceptual design, detailed engineering, project management, installation and commissioning, as well as after sales services and system optimization during the full life span of the system to ensure optimal benefits for its customers.

    As an end-user division, part of the Manufacturing and Consumer Industries division's role within the ABB Group is to serve as a channel for products manufactured by the Power Technology Products and Automation Technology Products divisions. In 2001, approximately 5% of the gross revenue of the Manufacturing and Consumer Industries division was derived from the resale of products manufactured by the Power Technology Products and Automation Technology Products divisions, without any additional work performed by the Manufacturing and Consumer Industries division.

    In January 2002, this division sold its air handling equipment business to Global Air Movement (Luxembourg) for approximately $225 million, reinforcing the ABB Group's strategy to focus on its expertise in power and automation technology.

    AUTOMOTIVE INDUSTRIES

    The Automotive Industries business area designs, installs and commissions automation systems for customers in the automotive industry and their sub-suppliers, incorporating software developed by its engineers into the range of products manufactured by the Power Technology Products and Automation Technology Products divisions. The products and systems are used in such areas as press shop, body shop, paint shop, power train assembly, trim and final assembly.

    TELECOM AND PRODUCT MANUFACTURING INDUSTRIES

    The Telecom and Product Manufacturing Industries business area provides life-cycle services and automation systems, including products and services to maximize energy efficiency and provide a secure power supply as well as process automation and robot-based manufacturing, painting, packing, palletizing and picking, for customers in the telecom and manufacturing industries. The business area incorporates software developed by its engineers into the power and automation products manufactured by the Power Technology Products and Automation Technology Products divisions. For example, it provides painting systems for mobile phones, as well as robot cells to produce base stations for telecom companies. For food and beverage companies, it provides robotized picking and packing systems. It also provides systems for handling material in the glass industry.

    LOGISTICS SYSTEMS

    The Logistics Systems business area provides information technology packages and automation services to airports for baggage and material handling and air traffic management, as well as turnkey electromechanical systems and airfield lighting systems. It provides power and automation systems for crane manufacturers for container terminals and harbors. The business area also delivers software and automation systems to optimize the flow of inventory in warehouses, from receiving to shipping.

    BUILDING SYSTEMS

    The Building Systems business area designs, builds and maintains complete installations for industrial, infrastructure and commercial facilities integrating products manufactured by the Power Technology Products and Automation Technology Products divisions as well as those from third-party suppliers.

    Customers increasingly demand complete systems and related applications that cover a wide range of essential functions, from lighting and ventilation systems to monitoring, control and communication systems that ensure the most efficient use of electricity throughout an entire building. This business area has developed a "Total Technical Solutions" concept that bundles together electrical, mechanical and other technical installations, eliminating the need to coordinate the work of several suppliers with specific applications for facilities with high technical content such as arenas, hospitals, data centers and "clean rooms." Building Systems incorporates software and voice and data communications networks into building systems that monitor their own performance to achieve the best balance between energy consumption on the one hand and comfort and security on the other.

    In April 2002, we announced our intention to divest the building systems business area.

    CUSTOMERS

    The Manufacturing and Consumer Industries division serves a wide range of customers, primarily engaged in discrete manufacturing in areas such as automotive industries, telecom, electronics manufacturing, food and beverages, and home and personal care. In addition, the division serves customers requiring technical infrastructure and management within commercial, public or industrial buildings ranging from public authorities to real estate developers and industrial clients.

    COMPETITION

    The competitive landscape for this business division is fragmented, with each market segment having a separate set of competitors. Examples of our principal competitors include Cegelec, Fluor Daniel, GE Fanuc, KUKA, Siemens, Skanska, Suez/Groupe Fabricom and Vivendi.

    RESEARCH AND DEVELOPMENT

    Research and development expenses for the division amounted to approximately $17 million, or 0.4% of its revenues, for 2001. The research and development activities of the division in 2001 primarily related to the further development of fans within the air handling equipment business area and research into the integration of systems for people movement, energy consumption and communication in buildings.

    CAPITAL EXPENDITURES

    The Manufacturing and Consumer Industries division's capital expenditures for property, plant and equipment were $27 million, $33 million and $43 million in 2001, 2000 and 1999, respectively. Principal investments in 2001 included equipment for the Building Systems business area.

OIL, GAS AND PETROCHEMICALS

    OVERVIEW

    The Oil, Gas and Petrochemicals division supplies a comprehensive range of products, systems and services to the global oil, gas and petrochemicals industries, from the development of onshore and offshore exploration technologies to the design and supply of production facilities, refineries and petrochemicals plants.

    The following table sets forth financial and other data regarding the Oil, Gas and Petrochemicals division (see Note 23 to the Consolidated Financial Statements):

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2001       2000       1999
                                                              --------   --------   --------
                                                                     ($ IN MILLIONS)
Revenues (1)................................................    3,489      2,796     3,086
Earnings before interest and taxes (operating income).......       79        157       165
Operating margin (%)........................................      2.3%       5.6%      5.3%
Capital expenditures (2)....................................       38         30        48
Number of employees.........................................   13,471     11,549     8,941

--------------------------

(1) See Note 2 to our Consolidated Financial Statements, included elsewhere in this annual report, for a description of our revenue recognition policies.

(2) Excludes purchased intangible assets.

    The oil, gas and petrochemicals industry is typically divided into two markets:

    - UPSTREAM MARKETS: Equipment, systems and services for onshore and offshore oil and gas exploration and production, including our areas of principal focus, subsea production and floating production systems.

    - DOWNSTREAM MARKETS: Processing of hydrocarbon raw materials, including: refineries; petrochemical and chemical plants; gas processing; and pipelines.

    Our activities in this business division are relatively evenly split between the upstream market and the downstream market, although large projects may shift the balance from year to year. Our upstream business focuses principally on the subsea and floating production market. Our activities in the downstream markets range from engineering, procurement and construction (or EPC) projects, engineering and project management services to licensing of technology to the refining and petrochemical industries.

    One of the division's strengths is its ability to access the research and development capabilities of the ABB Group. Upstream, the division continues to focus on making oil and gas exploration and production more economical, no matter where the natural resources are found. Downstream, it is improving oil and gas conversion technology so refineries can manufacture fuels to stringent environmental specifications.

    PRODUCTS AND SERVICES

    The Oil, Gas and Petrochemicals division's services, products and systems to the global oil, gas, refinery and petrochemicals industry include:

    - engineering, procurement and construction projects: refineries and petrochemical plants; subsea and floating production; compressor stations;

    - production and assembly of offshore production equipment, including specialized subsea equipment for production, controls and power distribution;

    - production of onshore and offshore pressure-containing equipment;

    - assembly of gas treatment and processing systems and heat transfer equipment;

    - provision of project management and procurement services;

    - licensing of process technologies; and

    - modification and maintenance services for both offshore and onshore facilities.

    In the upstream market, the division is a global producer of equipment and services for oil and gas exploration and production.

    The division designs and develops subsea oil and gas production equipment for conventional subsea development as well as for development in difficult conditions such as deep waters. It offers a broad range of services, with particular expertise in offshore production, including:

    - front-end engineering and design studies, employing the division's technical and market expertise to develop a plan for building all or a portion of a production facility;

    - procurement of materials and equipment to be used in oil and gas production facilities, including equipment from the Oil, Gas and Petrochemicals division and other ABB business divisions;

    - management of projects for the development of a production facility; and

    - modification and maintenance, in which we apply our expertise to troubleshoot and make repairs and/or make proposals about enhancing productivity and efficiency.

    The division has particular expertise in turnkey engineering, procurement and construction projects in which it is responsible for managing all aspects of the development of a production facility.

    In the downstream market, the Oil, Gas and Petrochemicals division is a full service engineering company. In addition to expertise in engineering, procurement and construction projects, it licenses more than 40 process technologies in the refining, chemical, petrochemical and polymer fields. It has particular expertise in ethylene process technologies through ABB Lummus Global, which is part of the ABB Group. Ethylene is used as a raw material in a wide variety of plastics. The division also provides modernization and maintenance services for refining and petrochemical facilities in the downstream market.

    Contracts for the Oil, Gas and Petrochemicals division's products and projects in both the upstream and downstream markets include both turnkey contracts and contracts providing for reimbursement of design, procurement, project management, construction management and commissioning. The division seeks to integrate its planning and project management expertise with the equipment that it produces, particularly in the turnkey engineering, procurement and construction projects. Almost all of the projects to which the division provides design, engineering, procurement, management or maintenance services include the division's products and systems.

The division, therefore, is able to leverage its industry and technical expertise to sell both its own products and those of other ABB divisions.

    The Oil, Gas and Petrochemicals division works with other ABB divisions to provide products and services tailored to its customers' needs. For example, the Power Technology Products and Utilities divisions worked closely with the Oil, Gas and Petrochemicals division to solve the problem of transporting power to equipment in deep water far away from offshore facilities. Unlike the other end-user divisions, however, the Oil, Gas and Petrochemicals division does not resell products manufactured by other divisions without any additional work performed within the division.

    In 2001, ABB and Schlumberger created Syntheseas, a new joint venture company targeted at improving the efficiencies and economics of subsea oil and gas development. The company combines the expertise of ABB and Schlumberger to create upstream solutions that integrate reservoir management and development, from subsea production to topside facilities. ABB holds a 50% interest in the joint venture. Also in 2001, the Oil, Gas and Petrochemicals division established a new service business in Macae, the principal hub for oil and gas business in Brazil. Additionally, ABB and Petroleum Equipment Industries Company
(PEIC) established a new company in Iran, with ABB holding a 60% interest. ABB acquired FIP S.A. in August 2001. In addition to being a leading supplier of pressure containing equipment for oil and gas production in Mexico, FIP supplies wellheads and gate valves used in oil and gas wells to customers around the world.

    In 2000, ABB acquired an 80% interest in a company jointly owned with Equistar Chemicals to purchase the Novolen-Registered Trademark- polypropylene technology from Targor GmbH and to acquire the rights to market Targor's metallocene polypropylene technology, used in the production of a new generation of high performance plastics. In 2000, ABB also acquired the oil and gas activities of Umoe ASA, a Norwegian service company in the oil and gas industry, to support the division's further growth in that market.

    The Oil, Gas and Petrochemicals division is also active in the design and fabrication of a wide variety of gas treatment systems. It produces equipment that cleanses (tail gas clean-up) and neutralizes (acid gas sweetening) the hazardous components of gasses that result from the petrochemical refining process before those gasses are released into the atmosphere. The division's services in this area and in the area of gas processing for producing products such as ethylene and propane include project definition, installation, training and technical assistance.

    CUSTOMERS

    The Oil, Gas and Petrochemicals division serves a range of customers, including multinational integrated oil and gas companies, national oil companies and independent exploration and production companies, as well as petrochemical companies.

    COMPETITION

    The Oil, Gas and Petrochemicals division's competitors include the following:

UPSTREAM MARKET                        DOWNSTREAM MARKET
---------------                        -----------------
- Cooper Cameron                       - Bechtel Group
- FMC Technologies                     - Fluor
- Halliburton                          - Foster Wheeler
- Kvaerner                             - Haldor Topsoe
- Technip-Coflexip                     - IFP
                                       - Kellog Brown & Root (KBR)
                                        (Halliburton)
                                       - Snamprogetti
                                       - Technip
                                       - UOP

    RESEARCH AND DEVELOPMENT

    Research and development expenses for the Oil, Gas and Petrochemicals division amounted to approximately $41 million, or 1.2% of the division's revenues, for 2001.

    In the upstream market, the division launched SEPDIS, the world's first full size subsea electrical power distribution system, in 2001. The project combined ABB's extensive knowledge and experience in electrical systems and total subsea solutions with external specialist knowledge. Additionally, the division was awarded the engineering, procurement and construction contract for the Kizomba deep-water floater for ExxonMobil. The contract is based on a new floater technology concept that is expected to substantially increase the payload of a deep-water tension leg platform. In the downstream market, Avantium Technologies of Amsterdam and ABB Lummus Global have entered into a research agreement to exploit the opportunity to use combinatorial techniques and high-throughput experimentation for catalyst synthesis. The Chevron Lummus Global partnership, a 50-50 owned joint venture between Chevron Research and Technology Company and ABB Lummus Global, has expanded the scope of cooperation to include a wider range of hydroprocessing technologies and catalysts. Chevron Lummus Global commercialized a new zeolite hydrocracking catalyst at Petrocanada. The first cracking furnaces designed by the ABB and China Petrochemical Technology Company (SINOPEC TECH) strategic alliance were successfully commissioned at the Beijing Yanshan Petrochemical Group Co. ethylene complex in Beijing, China in 2001. The two new 100,000 metric ton per annum furnaces were started up in record time.

    CAPITAL EXPENDITURES

    The Oil, Gas and Petrochemicals division's capital expenditures for property, plant and equipment were $38 million, $30 million and $48 million in 2001, 2000 and 1999, respectively. The capital expenditures during these periods related primarily to purchases of machinery and equipment in the United States, Great Britain, Italy and Norway.

POWER TECHNOLOGY PRODUCTS

    OVERVIEW

    The Power Technology Products division produces transformers, switchgear, breakers, capacitors, cables and other products and technologies for high and medium-voltage applications. The products are used in industrial, commercial and utility applications and are sold through the end-user divisions as well as through external channel partners such as wholesalers, distributors, original equipment manufacturers and system integrators.

    The following table sets forth financial and other data regarding the Power Technology Products division (see Note 23 to the Consolidated Financial Statements):

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2001       2000       1999
                                                              --------   --------   --------
                                                                     ($ IN MILLIONS)
Revenues (1)................................................    4,042      3,662      3,862
Earnings before interest and taxes (operating income).......      234        244        282
Operating margin (%)........................................      5.8%       6.7%       7.3%
Capital expenditures (2)....................................      105        105        162
Number of employees.........................................   27,555     27,785     27,871

--------------------------

(1) See Note 2 to our Consolidated Financial Statements, included elsewhere in this annual report, for a description of our revenue recognition policies.

(2) Excludes purchased intangible assets.

    PRODUCTS AND SERVICES

    HIGH-VOLTAGE TECHNOLOGY

    The High-Voltage Technology business area manufactures the principal components of power transmission systems, including transmission switchgear products in air- and gas-insulated technology, cables, capacitors, high-voltage and generator circuit breakers, disconnectors, grounding switches, instrument transformers, surge arrestors, power lines and transmission towers. Its products and components also include polymer insulators for lines and switchgear, circuit breaker drives, cable accessories and fittings for overhead lines. Its products follow a modular platform design to achieve maximum flexibility at a low cost. In particular, the High-Voltage Technology business area has focused on developing Industrial IT-enabled products that can be seamlessly integrated into complete automation systems.

    MEDIUM-VOLTAGE TECHNOLOGY

    The Medium-Voltage Technology business area supplies switching equipment for utilities and industrial customers both directly and through distributors and original equipment manufacturers. It produces a comprehensive line of medium-voltage equipment, including products such as indoor and outdoor switch disconnectors, breakers, reclosers, fuses, contactors, instrument transformers and sensors as well as air and gas insulated switchgear, motor control centers, and ring main units for primary and secondary distribution. It also produces indoor and outdoor modular systems, modular solutions for specific applications, compact substations and power distribution centers. Most of these products provide connections between higher voltage substations and lower voltage uses. The Medium-Voltage Technology business area has developed products and systems that reduce outage times and improve power quality and control.

    POWER TRANSFORMERS

    The transformers manufactured by the Power Transformers business area are based on a modular set of common technologies for its factories and provide a competitive advantage in terms of reliability and efficiency. Its products cover most applications from standard to highly complex and customized. In 1999, this business area launched a new high-voltage transformer that uses advanced cable technology and does not require oil to cool and insulate the transformer. The new product, called the Dryformer-TM-, is safer and better suited to urban areas because it eliminates the hazards of oil fires. This advanced cable technology is also used in the Powerformer-TM-, a new type of generator feeding directly into the transmission grid without step-up transformers.

    DISTRIBUTION TRANSFORMERS

    Distribution transformers are used in industrial facilities, commercial buildings and utility distribution networks to step down electrical voltage to the levels needed by end users. The Distribution Transformers business area manufactures and sells a full range of power distribution transformers, including oil-type, dry-type and special application distribution transformers. While oil-type transformers are more commonly used, demand for dry-type transformers is growing because they minimize fire hazards and have applications in high-density office buildings, nuclear power plants, offshore drilling platforms, naval vessels and high-volume industrial plants.

    CUSTOMERS

    The Power Technology Products division supplies power transmission and distribution products to external channel partners, as well as to the end-user divisions for resale to end-user customers or for integration into a system. In 2001, approximately 59% of the division's gross revenues were attributable to sales to ABB end-user divisions, primarily the Utilities division.

    COMPETITION

    On a global basis, the Power Technology Products division's principal competitors are ALSTOM, Schneider and Siemens. In North American markets, the division's principal competitors are Cooper Industries and General Electric. In Asia, the division's competitors include Hitachi, Mitsubishi Electric and Toshiba. In niche markets such as distribution transformers, the division also competes with companies such as Howard Industries.

    RESEARCH AND DEVELOPMENT

    Research and development expenses for the Power Technology Products division amounted to approximately $103 million, or 2.6% of its revenues, for 2001. The division's research and development activities in 2001 primarily related to the ongoing renewal of technology platforms and the implementation of the Industrial IT concept into the division's products and production processes. The new technology platforms enable the creation of streamlined product portfolios, mass customization of products and production in fewer factories. The division's research and development activities in electric arc physics led to the creation in 2001 of a new generation of generator breakers for use with high currents at a lower cost.

    CAPITAL EXPENDITURES

    The Power Technology Products division's capital expenditures for property, plant and equipment were $105 million in each of 2001 and 2000 and $162 million in 1999. Principal investments in 2001 included investments to replace existing equipment, particularly in Europe and the United States, as well as expansion investments in the Distribution Transformers and Power Transformers business areas.

AUTOMATION TECHNOLOGY PRODUCTS

    OVERVIEW

    The Automation Technology Products division provides products, systems, software and services for the automation and optimization of industrial and commercial processes. Key technologies include measurement and control, instrumentation, process analysis, drives and motors, power electronics, robots, and low-voltage products. These technologies are sold to customers through the end-user divisions as well as through external channel partners such as wholesalers, distributors, original equipment manufacturers and system integrators.

    The following table sets forth financial and other data regarding the Automation Technology Products division (see Note 23 to the Consolidated Financial Statements):

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2001       2000       1999
                                                              --------   --------   --------
                                                                     ($ IN MILLIONS)
Revenues (1)................................................    5,246      5,175      5,550
Earnings before interest and taxes (operating income).......      380        464        392
Operating margin (%)........................................      7.2%       9.0%       7.1%
Capital expenditures (2)....................................      126        139        190
Number of employees.........................................   39,834     41,332     43,874

--------------------------

(1) See Note 2 to our Consolidated Financial Statements, included elsewhere in this annual report, for a description of our revenue recognition policies.

(2) Excludes purchased intangible assets.

    ABB customers use automation technologies primarily to improve product quality, productivity and consistency in industrial and manufacturing applications. The automation market can be divided into three sectors:

    - FACTORY AUTOMATION refers to discrete operations, manufacturing individual items used mainly within the automotive, packaging and consumer goods industries. Product lines for this market include robots and robot cells which include standardized and tailored systems for discrete applications such as painting, picking, packing and palletizing. ABB provides a comprehensive set of systems using these technologies. For example, the Automation Technology Products division works with the Manufacturing and Consumer Industries division to supply complete production systems for the consumer products industry as well as software applications for warehouse and supply chain management and other business processes.

    - PROCESS AUTOMATION refers to control systems applied in processes where the main objective is continuous production, such as oil and gas, electricity, chemicals and pulp and paper. Product lines for this market include instrumentation, analytical measurement and control products and systems, as well as motors and drives. This division offers complete process automation systems that incorporate medium and low-voltage switchgear, synchronized drive systems, instrument and control and advanced diagnostic packages. Its products also include software to optimize the manufacturing and business processes.

    - BUILDING AUTOMATION comprises product lines and applications particularly targeted at the building industry. Product lines for this market include heating, ventilating, air handling and access control systems. Customers also require software for optimal management of the energy cost of buildings.

    The Automation Technology Products division manufactures products relating to all three areas, primarily focusing on process automation products and systems, as well as robotics technologies for factory automation.

    The Automation Technology Products offering has been enhanced through a number of strategic acquisitions in recent years. In early 1999, ABB acquired Elsag Bailey Process Automation, a leading global provider of control, instrumentation and process analytical products whose offering significantly extended our reach both in terms of automation technology and geography. In mid-2001, we acquired Entrelec, a French supplier of industrial automation and control products, including electrical connecting devices, time relays, signaling and safety devices and wiring accessories for the housing market. This acquisition further diversified our product range and expanded our customer base in European and American markets.

    In mid-2001, this division entered into a ten-year strategic alliance (in cooperation with the Manufacturing and Consumer Industries division) with Dow Chemical Company in which Dow agreed to use its Industrial IT automation systems in nearly all of its new automation projects, as well as in retrofits of existing systems. Another significant strategic cooperation was forged in 2001 through a framework agreement with the original equipment manufacturer York International, a long-time customer, for simplified account service, pricing and joint development spanning multiple product lines.

    In keeping with the Automation Technology Products division's implementation of the Industrial IT concept, the division has sought in 2001 to simplify and streamline its product portfolio by eliminating product overlaps, which often resulted from the acquisition of new automation businesses, and to certify an increasing number of automation products as Industrial IT compliant.

    PRODUCTS AND SERVICES

    We are a recognized market leader in our core automation products and systems, with particular strength in process automation systems (including supervisory control and data acquisition, or SCADA, systems), quality control systems, advanced robotics, process instrumentation (including analytical measurement devices) and alternating current, or AC, drives.

    INSTRUMENTATION AND METERING

    The process instrumentation products manufactured by the Instrumentation and Metering business area interact with the division's Open Control System products and include products for the measurement of process variables such as pressure, temperature, volume and flow. The increasing sophistication of many process automation systems often requires thousands of measurement points for such variables. These instrumentation products are sold separately or in combination with control systems. The various analytical measurement devices produced by this business area form an important part of the instrumentation and control system. These devices measure chemical characteristics while process instrumentation products measure physical characteristics. This business area's analytical product offerings include gas analyzers, chromatographs, spectrometers and paper quality control systems which perform either sample based or continuous measurement of properties such as chemical or physical composition (for example, the water and fiber content of paper or the composition of gas), energy content and environmental emissions. These products are sold separately or through the end-user divisions as part of complete systems.

    The Instrumentation and Metering business area's metering products include electricity, water, energy, and gas meters, metering systems and load control systems. The innovative products and systems produced by this business area reflect the wealth of knowledge and experience gained from more than a century of dedication to the electricity, water, energy, and gas industries.

    CONTROL AND FORCE MEASUREMENT

    The Control and Force Measurement business area develops, markets and sells products and systems within the Industrial IT architecture. The business area emphasizes Open Control Systems, including batch control systems, supervisory control and data acquisition systems, and, to a lesser but increasing extent, programmable logic controls (known as "PLCs") and remote terminal units (known as "RTUs"). Control systems are the hubs that link instrumentation, devices and systems for control and supervision of an industrial process. One primary advantage of using products and systems that conform to the Industrial IT architecture (which we refer to as Industrial IT Control Systems) instead of traditional Open Control Systems is that information is rendered accessible by parties across an organization at any point in the manufacturing process.

    Control systems also enable customers to integrate their production systems with their enterprise, resource and planning systems, providing a link to ordering, billing and shipping. This linkage combined with the connection of Open Control Systems to field instrumentation and automation power products allows customers to manage their entire manufacturing and business process based on instantaneous access to useful information. Additionally, this coordination allows customers to employ information received from instrumentation and measurement products to increase production efficiency, optimize their assets and reduce environmental waste. These features of Industrial IT Control Systems enable customers to react quickly to changing circumstances based on accurate information while decreasing the possibility of errors, human or otherwise.

    The Control and Force Measurement business area also offers batch control and supervisory control and data acquisition systems. Batch control systems control the production of a variety of products in shorter runs based on recipes such as pharmaceuticals. Supervisory control and data acquisition systems are used for supervision and data acquisition needs over wide areas or long distances.

    In 2000 and 2001 we introduced new control products based on the Industrial IT architecture. These products take full advantage of the ABB Aspect Integrator-TM---a powerful, object-based platform which allows organization of plant devices in easy-to-navigate structures tailored to the needs of operations, maintenance or management personnel--for configuration, support or evaluation of each component within the context of its larger system. The Aspect Integrator facilitates real-time interaction between the characteristics (Aspects) of system components and allows easy "copy-and-paste" configuration of new systems by moving or adding components in the same way that users can manipulate the file structure on a personal computer.

    This business area also provides a comprehensive range of force measurement products designed to improve control, productivity and quality in a wide variety of processes and industries--including measurement of flatness, roll force, strip and web tension, strip width, position, and torque. These technologies are sold to the metal fabrication, paper, and other industries.

    ELECTRICAL MACHINES

    The Electrical Machines business area supplies a comprehensive range of AC and DC motors and generators, including high-efficiency motors that conform to leading environmental and efficiency standards. Efficiency is an important criterion for selection by customers, because electric motors account for nearly two-thirds of the electricity consumed by industrial plants. This business area manufactures synchronous motors for the most demanding applications, and a full range of low and high-voltage induction motors. Each motor is designed individually to meet all requirements of the specific application.

    DRIVES AND POWER ELECTRONICS

    The Drives and Power Electronics business area focuses on the ongoing development of low-voltage and medium-voltage AC drive products and systems for industrial, commercial and residential applications for the pulp and paper, metals, marine, water, food and beverage, chemical, oil and gas and heating, ventilation and air conditioning industries. Drives provide motion and torque, and they control equipment such as fans, pumps, compressors, conveyors, kilns, centrifuges, mixers, hoists, cranes, extruders, printing machinery and textile machines.

    This business area also covers several areas of power electronics products. It produces static excitation and synchronizing systems that provide stability for power stations, as well as high power rectifiers that convert AC power to DC power for very high-amperage applications such as furnaces in zinc plants and aluminum and magnesium smelters. The business area also manufactures frequency converters that use state-of-the-art semiconductor technology to convert electrical power into the correct type and frequency required by individual customers.

    ROBOTICS

    Manufacturers use the Robotics business area's flexible automation and advanced robotics products for applications involving multiple tasks such as welding, material handling, painting, picking, packing and palletizing. The business area provides complex, multi-axis robots used in advanced manufacturing and service applications, including a heavy-duty robot capable of precision lifting of loads up to 500 kilograms, which was introduced in 2001. The ABB end-user divisions provide complete production automation systems for industry segments ranging from automotive, metal fabrication and plastics to food products, pharmaceuticals and consumer goods. Services, including design and project management, engineering, installation, training and life-cycle care of the complete production line, are also provided, typically in cooperation with the Manufacturing and Consumer Industries division.

    LOW-VOLTAGE PRODUCTS

    The Low-Voltage Products business area manufactures circuit breakers, controls, switches and fuse gear that are used in industrial electrical applications to protect, switch and control industrial equipment. In addition, our acquisition of Entrelec provided us with a range of connectors, terminal blocks and protection and monitoring devices that are used primarily in industrial applications. The business area also makes line protection products, wiring accessories and enclosures and cable systems that are primarily used for control and protection in building installations.

    Customers increasingly require low-voltage products with built-in intelligence, self-regulation and energy efficiency capabilities. To meet these requirements, we have recently launched a number of product families, such as INSUM, a motor protection, monitoring and communication system that uses advanced electronic sensoring and feedback systems to control power distribution to industrial motors, ensuring that they run at optimal efficiency with minimal downtime. We also introduced the European Installation Bus/Powernet system, which integrates and automates a building's electrical installations, ventilation, security and data communications networks. The Powernet system can be built into existing electrical installations without installing new communication busses.

    The world market for low-voltage products and systems can be divided according to which standard is used. The products made by the Low-Voltage Products business area follow the IEC (International Electrotechnical Committee) standard, a leading global standard.

    CUSTOMERS

    The Automation Technology Products division sells its products to ABB's end-user divisions for resale or for integration into a system, as well as to external channel partners. In 2001, approximately 40% of the division's gross revenues were attributable to sales to ABB end-user divisions, primarily the Utilities and Process Industries divisions.

    COMPETITION

    The Automation Technology Products division's principal competitors vary by product line. For most businesses, they include Emerson Electric, Fanuc, General Electric, Honeywell, Invensys, KUKA Roboter, Metso, Rockwell, Siemens and Yokogawa. In the low-voltage products area, the division's principal competitors include General Electric, Legrand, Schneider and Siemens.

    RESEARCH AND DEVELOPMENT

    Research and development expenses for the division amounted to approximately $269 million, or 5.1% of its revenues, for 2001. Research and development in the Automation Technology Products division in 2001 focused on innovations that improve customer productivity, coupled with a strong awareness of ABB's large installed base and the need to evolve the division's technologies while protecting the customer's installed investment. In the control systems area, for example, an estimated 30,000 systems produced by ABB and our predecessor companies are installed worldwide. Recognizing the value of supporting this installed base, the division adheres to a philosophy of forward and backward compatibility, allowing incremental enhancements to be added to installed systems without making existing components obsolete.

    An important focus of the division's research programs is the group-wide commitment to Industrial IT. The Automation Technology Products division is responsible for the development of the Industrial IT architecture and the base Industrial IT control products and systems. As a result, the division's research is heavily focused on intelligent, "information enabled" products and devices that may be integrated easily to provide better access to real-time information across the business enterprise. Increasing "productization" of automation technologies is intended to yield a growing portfolio of reusable building blocks that may be easily deployed and bundled by customers, channel partners and the ABB end-user divisions.

    CAPITAL EXPENDITURES

    The Automation Technology Products division's capital expenditures for property, plant and equipment were $126 million, $139 million and $190 million in 2001, 2000 and 1999, respectively. Approximately 65% of the expenditures in 2001 were related to replacement of existing investments, geared toward maintaining and improving productivity, and the remainder represented investments in new products and businesses.

FINANCIAL SERVICES

    OVERVIEW

    The Financial Services division supports the ABB Group's businesses and customers with innovative financial solutions in structured finance, leasing, project development and ownership, financial consulting and insurance. The following table sets forth certain financial and other data regarding the Financial Services business division for each of the years indicated (see Note 23 to the Consolidated Financial Statements):

                                                                    YEAR ENDED DECEMBER 31,
                                                              ------------------------------------
                                                                2001          2000          1999
                                                              --------      --------      --------
                                                                        ($ IN MILLIONS)
Revenues (1)................................................   2,133         1,966         1,687
Earnings (loss) before interest and taxes (operating
  income)...................................................     (32)          349           337
Number of employees.........................................   1,120         1,125         1,049

--------------------------

(1) Financial Services' revenues include interest income, trading income, fee income, insurance premiums, dividends and capital gains.

    PRODUCTS AND SERVICES

    The Financial Services business division is comprised of four business areas:

    - Structured Finance;

    - Equity Ventures;

    - Insurance; and

    - Treasury Centers.

    STRUCTURED FINANCE

    The Structured Finance business area provides debt capital for projects and equipment. It also provides asset-based financing such as leasing to customers, as well as financial advisory services. Leasing is a flexible finance option that can benefit a client through competitive pricing, long-term financing, off-balance sheet financing and flexible rental arrangements to optimize cash flows. By combining leasing with other financing options, such as hire purchase (which allows a lessor to purchase the equipment at a later stage), lending, securitization or other capital market products, this business area can tailor financing to each client's requirements.

    The Structured Finance business area generates stand-alone profits through four business lines: medium to large transactions on its own account; asset-based sales support financing for ABB customers and other clients; advisory services for cross-border leasing and other asset-based financing options; vendor leasing for "small ticket" investments such as office equipment, personal computers and vending machines.

    ABB Export Bank, a Swiss commercial bank with extensive experience in export, trade and project finance, is a key part of the Structured Finance business area. It arranges medium-term export financing for capital goods. Covered by national export credit agencies or bilateral and multilateral institutions such as the World Bank, ABB Export Bank grants buyer's credits in all currencies accepted by the agency involved. In support of ABB equipment supply, ABB Export Bank has financed exports from all countries with an ABB manufacturing base, using those countries' export credit agencies.

    Structured Finance also acts as financial advisor and lender for infrastructure and industrial projects to expedite the closing process. This financing is often structured as trade, export or limited recourse project financing. Structured Finance has relationships with a wide range of multilateral, bilateral and export credit agencies, local and global capital market financing sources, government support programs and various forms of financial structures based on commodity trading. Structured Finance also provides debt financing and underwriting capacity to projects, focusing on global infrastructure and industrial projects. Financing options can include senior debt, subordinated debt, bridge financing and special tailored financing structures.

    In June 2000, ABB Financial Services acquired a 35% share of the Swedish Export Credit Corporation for aggregate consideration of approximately
$136 million, thereby strengthening our position in structured finance and leasing. The remaining 65% share of the Swedish Export Credit Corporation is owned by the Government of Sweden. The Swedish Export Credit Corporation, with assets of approximately $20 billion, specializes in long-term export finance to sectors such as telecommunications, automotive, transportation, energy, and process industries like pulp and paper and petrochemicals.

    In 2001, ABB Financial Services acquired Xerox's small ticket leasing portfolio in Northern Europe. The total volume comprised some $362 million in lease assets and 15,000 customers who will be integrated into Structured Finance's existing leasing activities.

    In April 2002, we announced that we were in negotiations with a number of parties with respect to the sale of our Structured Finance business area, which accounts for about one-third of the assets of the Financial Services division. The negotiations are ongoing.

    EQUITY VENTURES

    Our Equity Ventures business area originates, develops, finances, owns and operates infrastructure projects on a global basis. We invest equity in these projects and manage the portfolio of equity investments.

    Equity Ventures currently focuses on the following main areas where ABB has domain competence and a strong market presence: private power generation (power projects that are not government sponsored); renewable power; power and gas transmission and distribution; water; airport and logistic systems; oil, gas and petrochemicals; and selected telecommunication industries.

    At the end of 2001, Equity Ventures' portfolio consisted of investments in power generation and transmission projects and an airport development project.

    Our Equity Ventures business area combines commercial, technical, financial and legal expertise. A commercial group sets the goals for the project and ensures that they are followed through to financial closing and commercial operation. The technical group consists of experienced engineers who can help the project fit into the big picture, using advanced technology to interface with existing infrastructure. Our financial experts determine the appropriate means of financing projects, ranging from public and private, local and international, equity and debt funding sources. Our legal professionals balance the legal demands of infrastructure construction, technology and financing.

    INSURANCE

    Our Insurance business area provides international reinsurance and insurance underwriting through Sirius International, financial reinsurance and insurance through Scandinavian Re and Sirius International, and specialized program insurance in the United States through Sirius America. In reinsurance, the reinsurer, in return for a premium payment, provides coverage to a primary insurance company for all or a specific portion of the primary insurer's obligation to its customer. The business area's brokerage companies Komposit in Germany and ABB Insurance Brokers in Switzerland provide services to ABB companies and third-party clients. Our network of branches and local companies comprises locations in Sweden, Germany, Belgium, Switzerland, Singapore and the United States.

    An important and growing part of the reinsurance portfolio are the excess of loss accounts, mainly in the property, marine, aviation, oil and energy sectors. This type of insurance provides coverage against all or a specified portion of losses on underlying insurance contracts to the extent they exceed an agreed level of losses.

    Our Financial Risks unit applies sophisticated techniques to handling risk in commercial contracts, larger export projects and other complex risks within a company's operations. For example, the unit structures, prices and underwrites certain credit risk portfolios, whose benefit can include increased return on capital for customers. It also structures complex insurance and reinsurance deals for reinsurance customers.

    Investment income provides a substantial amount of insurance and reinsurance business profits. We pursue prudent policies in managing our own funds and cooperate with investment managers to maximize returns within set guidelines.

    TREASURY CENTERS

    ABB's Treasury Centers manage the ABB Group's liquid assets and borrowings, execute foreign exchange transactions, borrow funds and offer financial consulting services. Each year, Treasury Centers raise the equivalent of several billion U.S. dollars for ABB Group companies through medium-term debt and commercial paper programs.

    A primary task for the Treasury Centers is to assist in managing the financial risk arising in the companies within the ABB Group. The ABB companies rely on Treasury Centers for cash pooling, netting of intercompany payments, foreign exchange and interest rate management services, borrowing and investment of excess liquidity and financial advisory services.

    Effective June 19, 2002, the Treasury Centers halted proprietary trading activities. Subsequent to that date, treasury operations will focus primarily on treasury services and execution for companies within the ABB Group.

    The Treasury Centers are incorporating the rapid development of eBusiness into our operations. We provide treasury services online, including a web-based cash management process for our subsidiaries and real-time, 24-hour access to financial data.

                            SIGNIFICANT SUBSIDIARIES

    ABB Ltd is the parent company of the ABB Group. The ABB Group is comprised of over 800 subsidiaries worldwide.

    The following table sets forth, as of May 31, 2002, the name, jurisdiction of incorporation and ownership interest held in our significant subsidiaries:

                                                                 OWNERSHIP
NAME                                    JURISDICTION           INTEREST (%)
----                                    ------------         -----------------
ABB Australia Pty Limited.............  Australia                 100
ABB AG................................  Austria                   100
ABB Ltda..............................  Brazil                    100
ABB Inc...............................  Canada                    100
ABB (China) Ltd.......................  China                     100
ABB s.r.o.............................  Czech Republic            100
ABB A/S...............................  Denmark                   100
Asea Brown Boveri S.A.E...............  Egypt                     100
ABB Oy................................  Finland                   100
ABB S.A...............................  France                    100
Asea Brown Boveri                       Germany
  Aktiengesellschaft..................                             98.5
ABB Engineering Trading and             Hungary
  Service Ltd.........................                            100
Asea Brown Boveri Ltd.................  India                      59.3
ABB S.p.A.............................  Italy                     100
ABB K.K...............................  Japan                     100
ABB Holdings Sdn. Bhd.................  Malaysia                  100
Asea Brown Boveri S.A. de C.V.........  Mexico                    100
ABB BV................................  Netherlands               100
ABB Holdings BV.......................  Netherlands               100
ABB Holdings AS.......................  Norway                    100
ABB Sp.zo.o...........................  Poland                    100
ABB S.G.P.S., S.A.....................  Portugal                  100
Asea Brown Boveri Ltd.................  Russia                    100
ABB Contracting Company Ltd...........  Saudi Arabia               49
ABB Holdings (Pty) Ltd................  South Africa              100
Asea Brown Boveri S.A.................  Spain                     100
ABB AB................................  Sweden                    100
ABB Asea Brown Boveri Ltd.............  Switzerland               100
ABB Ltd...............................  United Kingdom            100
Asea Brown Boveri Inc.................  United States             100
ABB Holdings Inc......................  United States             100
Asea Brown Boveri S.A.................  Venezuela                 100

                           SUPPLIES AND RAW MATERIALS

    We purchase a variety of raw materials for use in our production processes. We enter into long-term supply agreements with selected key suppliers for the purchase of significant raw materials and components required in our operations.

    We operate a worldwide Supply Chain Management network with employees dedicated to this function in key countries. The Supply Chain Management network uses the scale of the ABB Group to maximize the efficiency of supply networks. In 2001, we expanded our eBusiness activities, including e-procurement for materials and services, and further developed advanced supplier collaboration tools and a supplier information system.

    A strong increase in demand for specialty steel beyond industry capacity caused the price of this material to increase by approximately 4% in 2001. In addition, aluminum, copper and oil prices rose by approximately 2% in 2001 due to cost pressures and refining and capacity constraints. Capacity constraints in non-ferrous metals fabrication and specialty steel production led to minor material shortages and delays in delivery during the first half of 2001.

    Prices on electronic components rose between 3% and 4% in 2001. Shortages in supplies, such as those for memories and capacitors, caused extended lead times during the first three quarters of 2001. Lead times and prices for electronic components returned to normal levels during the fourth quarter of 2001.

    There can be no assurance that our ability to obtain sufficient raw materials will not be adversely affected by unforeseen developments. In addition, the price of raw materials may vary, perhaps substantially, from year to year.

                            RESEARCH AND DEVELOPMENT

    Each year, we invest significantly in research and development. Our research and development area focuses on developing and commercializing the core technologies of our businesses that are of strategic importance to our future growth. In 2001, 2000 and 1999, we invested $654 million, $703 million and $865 million, or approximately 2.8%, 3.1% and 3.6% of annual revenues, respectively, on research and development activities. We also had expenditures of $916 million, $985 million and $1,212 million, respectively, or approximately 3.9%, 4.3% and 5.0%, respectively, of annual revenues in 2001, 2000 and 1999, on order-related development activities. These are customer- and project-specific development efforts that we undertake to develop or adapt equipment and systems to the unique needs of our customers in connection with specific orders or projects. Order-related development amounts are initially recorded in inventories as part of the work in progress of a contract and then are reflected in cost of sales at the time revenue is recognized in accordance with our accounting policies.

    In addition to continuous product development, our research and development program also engages in high-impact projects which are market-specific projects with more ambitious payback goals but which face more challenges on the technical side in commercialization than conventional product development. Through active management of these investments, we seek to maintain a balance between short-term and long-term research and development programs and optimize our return on investment.

    Our global computer network links our engineers and scientists to facilitate the exchange of ideas and foster the development of new products and systems. A significant part of our research and development activities is carried out in our ten research and development centers in the United States and Europe.

    In 2001, we streamlined our portfolio of projects and sharpened the focus of our corporate research programs considerably, by shifting resources toward new technologies such as Industrial IT and wireless applications. We estimate that this new focus will lead to a reduction in the number of employees working in corporate research and development by approximately 135.

    We are building up new research and development activities in the United States and Asia, while moving away from mature technologies in Europe.

    We created four networked laboratories in 2001, which we call global virtual laboratories. The global virtual laboratories are strategically focused on four key areas of research: automation, power, engineering and manufacturing, and oil and gas technologies. The four focal points were chosen to better support our core areas of expertise in power and automation technologies. They coordinate their research and link up--in a fully networked, online environment--our scientists and engineers with one another, and with universities, research institutes and partner organizations.

    Recent developments include:

    - a broad campaign to introduce more distributed control and communication in ABB products in order to integrate them into the Industrial IT architecture;

    - a set of innovations relating to robots, software for easy programming of robot applications as well as high precision robots for consumer products and manufacturing applications;

    - comprehensive software packages to serve the deregulated energy markets, design optimized grids and facilitate the business processes of energy providers;

    - new products for the electrical power market to increase the efficiency, power quality and safety of the power transmission and distribution systems;

    - applications of power electronics in powerful drives for use in marine vessels together with innovative propulsion concepts;

    - subsea technology such as separation systems and electrical distribution systems that we believe will contribute to significant cost savings in subsea oil and gas production; and

    - exploration of nanotechnologies, the design of material on a molecular base, for a variety of applications in our industry as well as micro-electromechanical systems in automation and power applications.

                            ENVIRONMENTAL ACTIVITIES

    We have based our environmental policy directly on the principles of the ICC Business Charter for Sustainable Development, a set of principles for environmental management based on the idea that sustained economic growth should be achieved on a basis consistent with protection of the environment. Our commitment to sustainable development comprises five key elements:

    - to develop and design ecoefficient products and systems;

    - to share state-of-the-art technologies with emerging markets;

    - to contribute to common efforts;

    - to apply our social policy, including occupational health and safety policy, throughout the Group and to develop procedures and indicators to improve social performance continuously; and

    - to continuously improve our own environmental performance.

    Our research and development program includes significant efforts related to improving the environmental impact of our products and systems. Through the development and application of advanced technologies, we seek to improve the operating efficiency of our products, reduce their emissions, and minimize their use of resources and energy. For example, our drive systems significantly reduce energy consumption and ensure optimum operation of customers' equipment. In the Oil, Gas and Petrochemicals division, we have fully integrated environmental controls into our subsea systems, resulting in less need for materials and energy, reduced pollution and easy decommissioning.

    To continuously improve the environmental performance of our own operations, we are implementing environmental management systems according to the ISO 14001 standard on all our sites. We have implemented the ISO 14001 standard at almost all of our manufacturing facilities and service workshops (approximately 550 sites). We are now expanding our scope by implementing an adapted environmental management system in our non-manufacturing organizations.

    Commencing in 1999, we introduced the concept of Environmental Product Declarations to improve the environmental performance of our core products. These describe the salient environmental aspects and impacts of a product line, viewed over its complete life cycle, and include relevant environmental goals and improvement programs. Declarations are based on Life Cycle Assessment studies, created according to the international standard ISO 14025. To date, 43 declarations have been produced for major product lines, 9 of which have been externally certified.

    We have retained liability for environmental remediation costs at two sites in the United States that were operated by our former nuclear business, which we have sold to British Nuclear Fuels. The primary environmental liabilities associated with these sites relate to the costs of remediating radiological contamination upon decommissioning the facilities. In connection with the sale of the nuclear business, in April 2000 we established a reserve of $300 million in connection with estimated remediation costs related to these facilities. For further information, see "Item 3. Key Information--Risk Factors--We are subject to liabilities from discontinued operations and we could be required to make payments in respect of these retained liabilities in excess of established reserves" and "Item 5. Operating and Financial Review and Prospects--Environmental Contingencies and Retained Liabilities."

                             PATENTS AND TRADEMARKS

    We believe that intellectual property has become as important as tangible assets for a technology group such as ABB. Over the past ten years we have almost doubled our total number of first patent filings, and we intend to continue our aggressive approach to seeking patent protection. Currently we have over 10,000 patent registrations and approximately 8,000 pending applications. In 2001, we filed patent applications for more than 600 inventions. Based on our existing intellectual property strategy, we believe that we have adequate control over our core technologies.

    The ABB trademark and trade name is well known throughout the world and represents a very significant value for the ABB Group. The ABB trademark is registered in more than 200 countries. We have protection for over 900 product marks.

                               REGULATORY MATTERS

    Our operations are also subject to numerous other governmental laws and regulations including those governing currency conversions and repatriation, taxation of foreign earnings and earnings of expatriate personnel, and use of local employees and suppliers.

    As a reporting company under Section 12 of the U.S. Securities Exchange Act of 1934, we are subject to the U.S. Foreign Corrupt Practices Act's antibribery provisions with respect to our conduct around the world.

    Our operations are also subject to the 1997 Organization of Economic Cooperation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions as implemented by the 34 signatory countries. The 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions obliges signatories to adopt national legislation that makes it a crime to bribe foreign public officials. As of December 31, 2001, those countries which have adopted implementing legislation and have ratified the OECD Convention include the United States, Switzerland and several European nations in which we have significant operations.

    We and our subsidiaries conduct business in certain countries known to experience governmental corruption. While we and our subsidiaries are committed to conducting business in a legal and ethical manner, there is a risk that our employees or agents may take actions that violate either the U.S. Foreign Corrupt Practices Act or legislation promulgated pursuant to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions. These actions could result in monetary penalties against us or our subsidiaries and could damage our reputation and, therefore, our ability to do business.

                            DESCRIPTION OF PROPERTY

    As of December 31, 2001, the ABB Group had approximately 100 manufacturing, production and development facilities of over 10,000 square meters each throughout the world. A substantial portion of our production and development activities is conducted in Germany, the United States, Sweden, Switzerland, Finland, Norway and Italy. We also own or lease other properties, including office buildings, warehouses, research and development facilities and sales offices in approximately 96 countries. We own approximately 60% of the properties on which our facilities are located and lease the remainder.

    We own most of the properties on which our production is conducted and essentially all of the machinery and equipment used in the manufacturing operations. In certain countries, we have entered into sale-leaseback agreements, notably in Sweden and Switzerland. Those arrangements mainly pertain to administrative buildings and partly to manufacturing facilities. From time to time we have a surplus of space arising from acquisitions, production efficiencies and/or restructuring of operations. Normally we seek to sell such surplus space or, to a lesser extent, lease it to third parties.

    It is our general policy to maintain facilities and equipment at quality levels assuring continuous production at good efficiency and safety standards. The net book value of our property, plant and equipment at December 31, 2001, was $3,003 million of which machinery and equipment represented $1,377 million and land and buildings represented $1,438 million. We believe that our current facilities are in good condition and are adequate to meet the requirements of our present and foreseeable future operations.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

    PLEASE REFER TO "FORWARD-LOOKING STATEMENTS" AND "ITEM 3. KEY
INFORMATION--RISK FACTORS" FOR A DISCUSSION OF THE FACTORS RELEVANT TO THIS DISCUSSION AND OTHER FORWARD-LOOKING STATEMENTS IN THIS ANNUAL REPORT.

                                    OVERVIEW

    We are a global provider of power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. In January 2001, we announced the transformation of our worldwide enterprise around customer groups, aiming to boost growth by helping our customers become more successful in a business environment of accelerating globalization, deregulation, consolidation and eBusiness.

    We replaced our former business segments with seven business divisions structured along customer groups. Four end-user divisions--Utilities, Process Industries, Manufacturing and Consumer Industries and Oil, Gas and Petrochemicals--serve end-user customers with products, systems and services. Two channel partner divisions, Power Technology Products and Automation Technology Products, serve external channel partners such as wholesalers, distributors, original equipment manufacturers and system integrators directly and end-user customers indirectly through the end-user divisions. The Financial Services division provides services and project support for the ABB Group as well as for external customers.

    The ABB Utilities division serves electric, gas and water utilities--whether state-owned or private, global or local, operating in liberalized or regulated markets--with a portfolio of products, services and systems. Our principal customers are generators of power, owners and operators of power transmission systems, energy traders and local distribution companies. The division has approximately 16,000 employees.

    The ABB Process Industries division serves the chemical, life sciences, oil and gas, refining, petrochemicals, marine, turbocharging, metals, minerals, mining, cement, pulp, paper and printing industries with process-specific products and services combined with ABB's power and automation technologies. ABB is the leading supplier in many of these markets, and we use our industry and process knowledge to create Industrial IT solutions that improve the efficiency and competitive strength of customers. The division has approximately 16,000 employees.

    The ABB Manufacturing and Consumer Industries division sells products, systems and services that improve customer productivity and competitiveness in areas such as automotive industries, telecommunications, consumer goods, food and beverage, product and electronics manufacturing, airports, parcel and cargo distribution, and public, industrial and commercial buildings. In April 2002, we announced our intention to divest our Building Systems business area and to combine the three remaining business areas in the Manufacturing and Consumer Industries division with the Process Industries division in a newly created Industries division. The division has approximately 25,000 employees.

    The ABB Oil, Gas and Petrochemicals division supplies a comprehensive range of products, systems and services to the global oil, gas and petrochemicals industries, from the development of onshore and offshore exploration technologies to the design and supply of production facilities, refineries and petrochemicals plants. The division has approximately 13,000 employees.

    The ABB Power Technology Products division covers the entire spectrum of technology for power transmission and power distribution. It includes transformers, switchgear, breakers, capacitors, cables, as well as other products, platforms and technologies for high and medium-voltage applications. Power technology products are used in industrial, commercial and utility applications. They are sold through the end-user divisions, as well as through external channel partners such as distributors, contractors, original equipment manufacturers and system integrators. The division has approximately 28,000 employees.

    The ABB Automation Technology Products division provides products, systems, software and services for the automation and optimization of industrial and commercial processes. Key technologies include measurement and control, instrumentation, process analysis, drives and motors, power electronics, robots, and low-voltage products. These technologies are sold to customers through the end-user divisions as well as through external channel partners such as wholesalers, distributors, original equipment manufacturers and system integrators. The division has approximately 39,000 employees.

    The ABB Financial Services division supports the ABB Group's businesses and customers with innovative financial solutions in structured finance, leasing, project development and ownership, financial consulting, insurance and treasury activities. The division has approximately 1,200 employees.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

    GENERAL

    Our discussion and analysis of our financial condition and results of operations are based upon our Consolidated Financial Statements included elsewhere in this annual report, which have been prepared in accordance with accounting principles generally accepted in the United States. As described in
Note 2 to the Consolidated Financial Statements, the preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to costs expected to be incurred to complete projects, product guarantees and warranties, bad debts, inventories, investments, intangible assets, income taxes, financing operations, restructuring, long-term service contracts, pensions and other post-retirement benefits, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

    We believe changes in the following judgments, assumptions and estimates involved in the application of our most critical accounting policies could materially affect the amounts reported in our consolidated financial statements.

    REVENUE AND COST OF SALES RECOGNITION

    Short-term contract revenues are generally recognized upon completion of services or delivery of goods. These revenue recognition methods assume collectibility of the revenues recognized. When recording the respective accounts receivable, loss reserves are calculated to estimate those receivables that will not be collected. These reserves assume a level of default based on historical information, as well as knowledge about specific invoices and customers. There remains the risk that greater defaults will occur than estimated. As such, revenues recognized might exceed that which will be collected, resulting in a deterioration of earnings in the future. This risk is likely to increase in a period of significant negative industry or economic trends.

    Long-term contract revenues are generally recognized under the percentage of completion method. The percentage of completion method of accounting involves the use of various assumptions and projections, including future material costs, overhead costs and labor performance and rates. As a result there remains the risk that total contract costs will exceed those which have been originally estimated. These risks are exacerbated if the duration of the project is long-term, because there is a higher probability that the circumstances upon which we originally developed the estimates will change in a manner that increases our costs. Factors that could cause costs to increase include:

    - delays caused by unexpected conditions or events;

    - unanticipated technical problems with the equipment being supplied or developed by us which may require that we spend our own money to remedy the problem;

    - changes in the cost of components, materials or labor;

    - difficulties in obtaining required governmental permits or approvals;

    - project modifications creating unanticipated costs;

    - suppliers' or subcontractors' failure to perform; and

    - penalties incurred as a result of not completing portions of the project in accordance with agreed upon time limits.

    Changes in the initial assumptions may result in revisions to total estimated costs, current income and anticipated income. These changes are recognized in the period in which the information is determined. We believe, that this approach, referred to as the catch-up approach, produces more relevant information because the cumulative revenue-to-date reflects the current estimates of the stage of completion. Additionally, at any time an overall loss on a contract becomes known, the full amount of the loss is recognized within the calculations as an excess on contract costs over related contract sales and reflected as such on the income statement.

    Anticipated costs for warranties on products are accrued upon sales recognition on the related contracts. Warranty costs include calculated costs arising from design imperfections, material and workmanship, performance guarantees (technical risks) and delays in contract fulfillment. General assessment is made on an overall, statistical basis whereas orders with risks resulting from order-specific conditions/guarantees, E.G. plants/installations, are assessed individually. There remains the risk that actual warranty costs will exceed that which has been provided, the result of which would be a deterioration of earnings in the future when these actual costs are determined.

    GOODWILL AND OTHER INTANGIBLE ASSETS IMPAIRMENT

    We have assessed the impairment of goodwill and other identifiable intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Some factors we consider important which could trigger an impairment review include the following:

    - significant underperformance relative to historical or projected future operating results;

    - significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

    - significant negative industry or economic trends.

    When we have determined the carrying value of goodwill and other identified intangible assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measured any impairment based on a projected discounted cash flow method using a discount rate commensurate with the risk inherent in our current business model. In assessing the recoverability of our goodwill and other intangible assets we must make assumptions regarding estimated future cash flows, discount rates and other factors to determine the fair value of the respective assets. If our experience results in decreases to our forecasted cash flows or increases to the discount rate used, we may be required to record impairment charges for these assets.

    Our accounting policies for accounting for goodwill and other intangible assets changed on January 1, 2002. In accordance with Statement of Financial Accounting Standards No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS, we ceased to amortize goodwill on that date. In lieu of amortization, we are required to perform an initial impairment review of our goodwill in 2002 and an annual impairment review thereafter. This impairment review requires a fair value estimate applied to the reporting entity to which the goodwill is applicable, as opposed to the respective assets of the acquired company as before. This expands the impairment analysis to include the future cash flows of the business owned before an acquisition that has benefited from an acquisition. As in the previous impairment model, if we determine through the impairment review process that goodwill has been impaired, we will record the impairment charge in our Consolidated Income Statement.

    RESTRUCTURING

    During fiscal year 2001, we recorded significant reserves in connection with our restructuring program. These reserves include estimates pertaining to employee separation costs and the settlements of contractual obligations resulting from our actions. Although we do not anticipate significant changes, the actual costs may differ from these estimates.

    TAXES

    In preparing our consolidated financial statements we are required to estimate income taxes in each of the jurisdictions in which we operate. We account for deferred taxes by using the asset and liability method. Under this method, we determine deferred tax assets and liabilities based on temporary differences between the financial reporting and the tax bases of assets and liabilities. They are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. We recognize a deferred tax asset when we determine that it is more likely than not that the asset will be realized. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based upon historical losses, projected future taxable income and the expected timing of the reversals of existing temporary differences. To the extent we establish a valuation allowance or increase this allowance in a period, we must expense the allowance within the tax provision in the Consolidated Income Statement. Unforeseen changes in tax rates and tax laws may impact these estimates, as well as differences in the projected taxable income versus the actual taxable income.

    CONTINGENCIES

    We are subject to proceedings, lawsuits and other claims related to environmental, labor, product and other matters. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual issue often with assistance from both internal and external counsel and technical experts. The required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

    PENSION AND POSTRETIREMENT BENEFITS

    We have significant pension and postretirement benefit costs and credits that are determined from actuarial valuations. Inherent in these valuations are key assumptions including discount rates and expected return on plan assets. We are required to consider current market conditions, including changes in interest rates, in selecting these assumptions. The discount rate is adjusted annually based on changes in long-term, highly rated corporate bond yields. Decreases in the discount rate result in an increase in the projected benefit obligation and to pension costs (as shown in Note 19 to the Consolidated Financial Statements). The expected return on plan assets represents a long-term rate and is not often adjusted. Decreases in the expected return on plan assets result in an increase to pension costs.

    At December 31, 2001, the unfunded balance of the pension benefits was $1,825 million. In accordance with Statement of Financial Accounting Standards No. 87 (SFAS 87), EMPLOYERS' ACCOUNTING FOR PENSIONS, we have recorded only a net liability of $908 million on the balance sheet. The difference is primarily due to an unrecognized actuarial loss of $835 million, which is amortized using the "minimum corridor" approach as defined by SFAS 87. The unfunded balance can increase or decrease based on the performance of the financial markets or changes in our assumption rates and the unfunded amount does not represent a mandatory short-term cash obligation. We are in full compliance with all appropriate statutory funding requirements.

    INSURANCE

    Premiums are generally recognized in earnings on a pro rata basis over the period coverage is provided. Premiums earned include estimates of certain premiums not yet paid. These premium receivables include premiums relating to retrospectively rated contracts. For such contracts, a provisional premium is paid that will eventually be adjusted. An estimated value of the actual premium is included in receivables. Unearned premiums represent the portion of premiums written that is applicable to the unexpired terms of reinsurance contracts or certificates in force. These unearned premiums are calculated by the monthly pro rata method or are based on reports from ceding companies.

    Insurance liabilities are reflected in accrued liabilities and other, on the Consolidated Balance Sheet and are determined on the basis of reports from ceding companies and underwriting associations, as well as on management's, including in-house actuaries', estimates including those for incurred but not reported losses, salvage and subrogation recoveries. Changes to these estimated liabilities are recognized as an increase or decrease to cost of sales in the period in which they are identified. Inherent in the estimates of losses are expected trends of frequency, severity and other factors that could vary significantly as claims are settled. Accordingly, ultimate losses could vary significantly from the amounts currently provided for.

    We seek to reduce the loss from our underwriting liabilities by reinsuring certain levels of risks with other insurance enterprises or reinsurers. Recoverable amounts are recorded for both paid and unpaid losses and are estimated in a manner consistent with the claim liability associated with the reinsurance policy. The risk of collectibility of these reinsurance receivables arises from disputes relating to the policy terms and the ability of the reinsurer to pay.

NEW ACCOUNTING STANDARDS

    On January 1, 2001, we adopted Statement of Financial Accounting Standards No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, as amended by the Statement of Financial Accounting Standards No. 137, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES--DEFERRAL OF THE EFFECTIVE DATE OF FASB STATEMENT NO. 133 and the Statement of Financial Accounting Standards No. 138, ACCOUNTING FOR CERTAIN DERIVATIVE INSTRUMENTS AND CERTAIN HEDGING ACTIVITIES, collectively referred to as SFAS 133. These Statements require the recognition of all derivatives, other than certain derivatives indexed to our own stock, on the balance sheet at fair value. Derivatives that are not designated as hedges must be adjusted to fair value through income. If the derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in accumulated other comprehensive loss until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. Based on our outstanding derivatives on January 1, 2001, we recognized a loss in the consolidated income statement of approximately $63 million, net of tax, and a reduction to equity of $41 million, net of tax, in accumulated other comprehensive loss.

    In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 143, ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS, which modifies the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. We will adopt this Statement effective January 1, 2003. We have not yet determined the impact, if any, that this Statement will have on our financial position or results of operations.

    In June 2001, the FASB issued Statement of Financial Accounting Standards No. 141, BUSINESS COMBINATIONS, and Statement of Financial Accounting Standards No. 142, GOODWILL AND OTHER

INTANGIBLE ASSETS, which modify the accounting for business combinations, goodwill and identifiable intangible assets. All business combinations initiated after June 30, 2001 must be accounted for by the purchase method. Goodwill from acquisitions completed after that date will not be amortized, but will be charged to operations when specified tests indicate that the goodwill is impaired, that is, when the goodwill's fair value is lower than its carrying value. Certain intangible assets will be recognized separately from goodwill, and will be amortized over their useful lives. During 2002, all goodwill must be tested for impairment as of January 1, 2002, and a transition adjustment must be recognized for any impairment found. All goodwill amortization also ceased at that date. We recognized goodwill amortization expense of $191 million, $174 million and $155 million in 2001, 2000 and 1999, respectively. We do not expect to record a material transition adjustment in connection with such impairment testing in 2002.

    In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144 (SFAS 144), ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED Assets. This Statement modifies the discontinued operations guidance of Accounting Principles Board Opinion 30, REPORTING THE RESULTS OF OPERATIONS--REPORTING THE EFFECTS OF DISPOSAL OF A SEGMENT OF A BUSINESS, AND EXTRAORDINARY, UNUSUAL AND INFREQUENTLY OCCURRING EVENTS AND TRANSACTIONS, and supersedes Statement of Financial Accounting Standards No. 121 (SFAS 121), ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, while retaining certain requirements of SFAS No. 121 regarding impairment loss recognition and measurement. In addition, SFAS 144 provides additional accounting and reporting guidance for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions. We adopted this statement on January 1, 2002, and we expect to present more disposals as discontinued operations subsequent to adoption of SFAS 144.

    On April 30, 2002, the FASB issued Statement No. 145, RESCISSION OF FASB STATEMENTS NO. 4, 44, AND 64, AMENDMENT OF FASB STATEMENT NO. 13, AND TECHNICAL CORRECTIONS, which rescinds previous requirements to reflect all gains and losses from debt extinguishment as extraordinary. We have elected to adopt the new standard effective April 1, 2002 and, as a result, the gains from extinguishment of debt recorded prior to that date will be reclassified and will not be presented as extraordinary items when these historical periods are presented for purposes of comparison with later periods. Therefore, when results for 2001 are presented for purposes of comparison with 2002 results, income from continuing operations will include the gain on debt extinguishment currently reflected as extraordinary.

RESTRUCTURING EXPENSES

    During the first quarter of 1999, we acquired Elsag Bailey Process Automation N.V. in a business combination accounted for as a purchase. We implemented a restructuring plan in connection with the acquisition that included reorganizing operations predominantly in Germany and the United States and called for workforce reductions of approximately 1,500 salaried employees, of which approximately 1,000 were Elsag Bailey employees. In conjunction with our completed assessment of our post-merger strategy related to the Elsag Bailey acquisition, we recorded a $141 million restructuring liability in our purchase price allocation, principally related to employee terminations and severance. In conjunction with the acquisition of Elsag Bailey, a $38 million expense charge was incurred in 1999 related to restructuring activities of ABB's businesses primarily related to employee termination and severance costs associated with the integration of the Elsag Bailey businesses.

    Restructuring charges of $195 million were included in other income (expense), net, during 2000, of which approximately $90 million related to the continued integration of Elsag Bailey. The Elsag Bailey restructuring was substantially complete at the end of 2000. The remainder related primarily to the consolidation of manufacturing operations in our former Power Transmission segment and other actions to improve efficiency throughout the ABB Group.

    In July 2001, we announced a restructuring program anticipated to extend over 18 months. This initiative is expected to lead to one-time costs of $500 million over the 18-month period and, when completed, to produce cost benefits amounting to $500 million annually. The primary component of the restructuring, and the cost benefit, will be a reduction in headcount of approximately 12,000 employees, including through natural attrition. This restructuring program was initiated in an effort to simplify product lines, reduce multiple location activities and respond to the economic conditions in our major markets.

    As of December 31, 2001, we recorded charges of $114 million relating to workforce reductions and $73 million relating to lease terminations and other exit costs associated with the restructuring program. These costs are included in other income (expense), net. Termination benefits of $35 million were paid in 2001 to approximately 2,300 employees and $33 million was paid to cover costs associated with lease terminations and other exit costs. Workforce reductions include production, managerial and administrative employees. At December 31, 2001, accrued liabilities include $79 million for termination benefits and $40 million for lease terminations and other exit costs.

    As a result of the restructuring, certain assets have been identified as impaired or will no longer be used in continuing operations. We have recorded $44 million to write down these assets to fair value. These costs are included in other income (expense), net.

ACQUISITIONS, INVESTMENTS AND DIVESTITURES

    In 2001, 2000 and 1999, we paid aggregate consideration of $597 million, $896 million and $2,428 million, respectively, related to acquisitions and investments in joint ventures and affiliated companies completed in those years. In 2001, we completed the acquisition of Entrelec Group, a France-based supplier of automation and control products, for a total aggregate consideration of $284 million. In 2000, we acquired for aggregate consideration of $130 million the oil and gas service activities of Umoe ASA, a Norwegian service company in the oil and gas industry, to support our further growth in that market. In 1999, we acquired Kemper Europe Reassurances for aggregate considerations of $120 million. We also completed the acquisition of Elsag Bailey for total consideration of $2,210 million (including assumed debt of $648 million).

    In June 2000, we entered into a share subscription agreement to acquire a 42% interest in b-business partners B.V. Pursuant to the terms of the agreement, we committed to invest a total of $278 million, of which $69 million was paid in 2000 and $134 million was paid during the first half of 2001. In December 2001, Investor AB acquired 90% of our investment and capital commitments for approximately book value, or $166 million in cash. After this initial transaction, b-business partners B.V. repurchased 50% of its outstanding shares, which resulted in a return of capital to us of $10 million. After these transactions, we retain a 4% investment in b-business partners B.V. and we are committed to provide additional capital to b-business partners B.V. of $3 million. Further, b-business partners B.V. retains a put right to cause us to repurchase 150,000 shares of b-business partners B.V. at a cost of approximately $13 million. The 2001 transactions are reflected in the Consolidated Statements of Cash Flows and included in the aggregate total amounts of investments
($578 million net of cash acquired) and divestment ($283 million net of cash disposed).

    In 2001, 2000 and 1999, we received aggregate cash consideration of $283 million, $1,963 million and $2,283 million, respectively, from dispositions and recognized net gains of $34 million, $931 million and $1,935 million, respectively. The material dispositions are described below. In addition, we received cash consideration of $77 million in 1999 from the disposition of our two standard power cable businesses in Norway and Sweden.

    In 2000, we disposed of our power generation businesses, which included our investment in the ABB ALSTOM POWER joint venture described below and our nuclear power business. We received cash proceeds of $1,197 million from ALSTOM in exchange for our joint venture interest and recognized a net gain of $713 million. We received proceeds of $485 million from the sale of the nuclear power business and recognized a net gain of $17 million. Our Consolidated Financial Statements reflect our former power generation segment as discontinued operations.

    Effective June 30, 1999, we formed the ABB ALSTOM POWER joint venture with ALSTOM by contributing our power generation business and assets. Upon the formation of the joint venture, we received $1,500 million cash boot and recognized a corresponding net gain of $1,339 million.

    In the first quarter of 1999, we sold our 50% interest in the ABB Daimler-Benz Transportation GmbH joint venture to DaimlerChrysler AG for cash consideration of $472 million. Upon the disposal of our investment, we realized a net gain of $464 million. Our Consolidated Financial Statements reflect our equity in the earnings of this joint venture, together with the gain from its sale, as a discontinued operation.

SUMMARY FINANCIAL DATA

    The following table demonstrates the amount and percentage of ABB Group revenues derived from each of our business divisions (see Note 23 to the Consolidated Financial Statements):

                                                         REVENUES                   PERCENT OF REVENUES
                                              ------------------------------   ------------------------------
                                                 YEAR ENDED DECEMBER 31,          YEAR ENDED DECEMBER 31,
                                              ------------------------------   ------------------------------
                                                2001       2000       1999       2001       2000       1999
                                              --------   --------   --------   --------   --------   --------
                                                     ($ IN MILLIONS)                        (%)
Utilities...................................    5,649      5,473      5,875      19.7       19.8       20.1
Process Industries..........................    3,377      3,339      3,485      11.8       12.1       11.9
Manufacturing and Consumer Industries.......    4,780      5,225      5,697      16.6       18.9       19.5
Oil, Gas and Petrochemicals.................    3,489      2,796      3,086      12.1       10.1       10.5
Power Technology Products...................    4,042      3,662      3,862      14.1       13.3       13.2
Automation Technology Products..............    5,246      5,175      5,550      18.3       18.7       19.0
Financial Services..........................    2,133      1,966      1,687       7.4        7.1        5.8
                                               ------     ------     ------     -----      -----      -----
Subtotal....................................   28,716     27,636     29,242     100.0      100.0      100.0
                                                                                =====      =====      =====
Corporate and Eliminations..................   (4,990)    (4,669)    (4,886)
                                               ------     ------     ------
Consolidated Revenues.......................   23,726     22,967     24,356
                                               ======     ======     ======

    We conduct business in more than 100 countries around the world. The following table demonstrates the amount and percentage of our consolidated revenues derived from each geographic region (based on the location of the customer) in which we operate:

                                                         REVENUES                   PERCENT OF REVENUES
                                              ------------------------------   ------------------------------
                                                 YEAR ENDED DECEMBER 31,          YEAR ENDED DECEMBER 31,
                                              ------------------------------   ------------------------------
                                                2001       2000       1999       2001       2000       1999
                                              --------   --------   --------   --------   --------   --------
                                                     ($ IN MILLIONS)                        (%)
Europe......................................   12,780     12,570     13,893      53.9       54.7       57.0
The Americas................................    5,944      5,702      5,675      25.0       24.8       23.3
Asia........................................    2,686      2,770      2,763      11.3       12.1       11.4
Middle East and Africa......................    2,316      1,925      2,025       9.8        8.4        8.3
                                               ------     ------     ------     -----      -----      -----
Total.......................................   23,726     22,967     24,356     100.0      100.0      100.0
                                               ======     ======     ======     =====      =====      =====

ORDERS AND PERCENTAGE OF COMPLETION ACCOUNTING

    We book an order when a binding contractual agreement has been concluded with the customer covering, at a minimum, the price and the scope of products or services to be supplied. Approximately 13% of our total orders booked in 2001 were large orders. We define large orders as orders from third parties involving at least $15 million worth of products or systems. Portions of our business, particularly in our Oil, Gas and Petrochemicals, Utilities and Power Technology Products divisions, involve orders related to long-term projects which can take many months or even years to complete. Revenues related to these orders are typically recognized on a percentage of completion basis over a period, ranging from several months to several years.

    The level of orders can fluctuate from year-to-year. Arrangements included in particular orders can be extremely complex and non-recurring. Some contracts do not provide for a fixed amount of work to be performed and are subject to modification or termination by the customer. Although large orders are more likely to result in revenues in future periods, the level of large orders, and orders generally, cannot be used to predict accurately future revenues or operating performance. Orders that are placed can be cancelled, delayed or modified by the customer. These actions can have the effect of reducing or eliminating the level of expected revenues or delaying the realization of revenues. Both the Utilities and the Oil, Gas and Petrochemicals divisions' total orders contain a significant number of large orders. The Utilities division often receives large third party orders and in turn places internal orders for products with the Power Technology Products division. Internal orders may be considerably larger than $15 million.

    Orders for the ABB Group decreased $1,661 million, or 7%, to $23,779 million in 2001 from a high order intake level in 2000 of $25,440 million. As reported in local currencies, orders declined by 2% in 2001 compared to 2000. The level of orders declined significantly in the Manufacturing and Consumer Industries, Oil, Gas and Petrochemicals, and Automation Technology Products divisions.

    Large orders often arise in connection with long-term, fixed price projects. When we undertake a long-term, fixed-price project, we recognize costs, revenues and profit margin from that project in each period based on the percentage of the project completed. Profit margin is based on our estimate of the amount by which total contract revenues will exceed total contract costs at completion. The nature of this accounting method is such that refinements of the estimating process for changing conditions and new developments are continuous. Accordingly, as work progresses or as change orders are approved and estimates are revised, contract margins may be increased, reduced or, on contracts for which a loss has become apparent, eliminated. In addition to the elimination of previously recognized margins, expected losses on loss contracts are recognized in full immediately.

                       ANALYSIS OF RESULTS OF OPERATIONS

CONSOLIDATED

    YEAR ENDED DECEMBER 31, 2001 COMPARED WITH YEAR ENDED DECEMBER 31, 2000

    REVENUES

    Revenues for the ABB Group increased by $759 million, or 3%, to $23,726 million in 2001 from $22,967 million in 2000. As reported in local currencies, revenues increased 8% in 2001 compared to 2000. This reflects the significant effect of translating revenues generated in local currencies into the U.S. dollar, which strengthened against most of our local currencies.

    Revenues for the Utilities division increased by $176 million, or 3%, in 2001 compared to 2000 (a 7% increase as reported in local currencies). The increase in revenues was primarily due to revenue increases in our Power Systems and Modular Substations business areas. The Process Industries division increased revenues by $38 million, or 1%, in 2001 compared to 2000 (a 5% increase as reported in local currencies). Our Marine and Turbocharging business area was the primary contributor to this revenue increase. Manufacturing and Consumer Industries experienced a $445 million, or 9%, decrease in revenues for 2001 compared to 2000 (a 4% decrease as reported in local currencies), due primarily to the negative impact of the economic slowdown in the automotive industry. Revenues from Oil, Gas and Petrochemicals increased by $693 million, or 25%, in 2001 compared to 2000 (a 28% increase as reported in local currencies). The increase primarily reflected the large order intake of 2000, a significant portion of which was converted into revenues in 2001, and a full year of revenues from Umoe ASA, the oil and gas company acquired in the second half of 2000. This improvement was driven by upstream exploration markets, while downstream ended flat. Power Technology Products revenues increased by $380 million, or 10%, in 2001 compared to 2000 (a 15% increase as reported in local currencies). Revenues increased in most of the business areas, with our High-Voltage Products business area being the main contributor to the revenue increase. Revenues for the Automation Technology Products division increased by $71 million, or 1%, in 2001 compared to 2000 (a 6% increase as reported in local currencies). Revenue growth was strongest in our Drives and Power Electronics business area, offset in part by declines in our Robotics business area. Revenues from Financial Services increased by $167 million, or 8%, in 2001 compared to 2000 (a 13% increase as reported in local currencies). This increase primarily reflected improved revenues from our Insurance business area, primarily from acquisitions, and our Structured Finance business area.

    For a more detailed discussion of the individual divisions, see "Business Divisions" below.

    COST OF SALES

    Cost of sales for the ABB Group increased by $1,486 million, or 9%, to $18,708 million in 2001 from $17,222 million in 2000. As a percentage of revenues, cost of sales increased from 75.0% in 2000 to 78.9% in 2001. The increase in actual cost of sales was primarily attributable to the increase in revenues from the divisions, in particular the Utilities and the Oil, Gas and Petrochemicals divisions. Cost of sales increased in the Financial Services division mainly reflecting a $295 million non-cash charge from a change in accounting estimate for reinsurance reserves. Prior to 2001, we presented a portion of our insurance reserves on a discounted basis, which estimated the present value of funds required to pay losses at future dates. During 2001, the timing and amount of claims payments being ceded to us in respect of prior years' finite risk reinsurance contracts has changed and cannot be reliably determined at December 31, 2001. Therefore, we have not discounted our loss reserves, resulting in a charge to losses and loss adjustment expenses in 2001 of $295 million. In addition, our Insurance business area booked provisions for $138 million in underwriting losses, including $48 million in provisions for expected claims arising from the events of September 11, 2001. Additionally, costs and provisions for alternative energy projects of $55 million in New Ventures business area and project cost overruns in Oil, Gas and

Petrochemicals division of $140 million also contributed to the higher cost of sales during 2001. Our cost of sales consists primarily of labor, raw materials and related components. Cost of sales also includes provisions for warranty claims, contract losses and project penalties, as well as order-related development expenses related to projects for which we have recognized corresponding revenues. Order-related development expenditures amounted to $916 million and $985 million, in 2001 and 2000, respectively. In these periods, $499 million and $423 million, respectively, of order-related development expenditures were related to the Oil, Gas and Petrochemicals division. Order-related development amounts are initially recorded in inventories as part of the work in progress of a contract, and then reflected in cost of sales at the time revenue is recognized.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

    Selling, general and administrative expenses decreased by $20 million, to $4,397 million in 2001 from $4,417 million in 2000. The decrease reflects group-wide cost reduction and efficiency improvement initiatives. As a percentage of revenues, selling, general and administrative expenses declined to 18.5% in 2001 from 19.2% in 2000. Selling, general and administrative expenses included research and development costs of $654 million in 2001 and $703 million in 2000. For the year 2001, the Automation Technology Products and the Power Technology Products divisions incurred research and development costs of $269 million and $103 million, respectively. The other industrial divisions shared the remaining cost in approximately equal proportions.

    AMORTIZATION EXPENSE

    Amortization expense increased by $17 million, or 8%, to $236 million in 2001 from $219 million in 2000, attributable to slightly higher amortization of purchased goodwill and intangibles, in particular from the Umoe acquisition completed in June 2000 and the acquisition of Entrelec Group in June 2001. In accordance with Statement of Financial Accounting Standards No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS, goodwill is no longer amortized as of January 1, 2002.

    OTHER INCOME (EXPENSE), NET

    Other income (expense), net, typically consists of our share of income or loss on investments, principally from our Equity Ventures business area, as well as gains or losses from sales of businesses, investments and property, plant and equipment, license income and restructuring charges. Other income (expense), net, decreased by $382 million, to an expense of $106 million in 2001 from an income of $276 million in 2000. The change was primarily related to the benefit in 2000 of $447 million from capital gains, which was not repeated, as against $57 million in 2001. The significant capital gains in 2000 primarily resulted from the sale of non-core property and businesses. Also included were asset write-downs of mainly intangible assets ($93 million in 2001, $17 million in 2000), and income from equity accounted companies, license income and other of $161 million in 2001 and $41 million in 2000.

    EARNINGS BEFORE INTEREST AND TAXES

    Earnings before interest and taxes, or operating income, decreased
$1,106 million, or 80%, to $279 million in 2001 from $1,385 million in 2000. As reported in local currencies, earnings before interest and taxes declined by 78% in 2001 compared to 2000. The decrease is primarily attributable to the higher cost of sales in 2001, and the significantly lower capital gains recorded in 2001 compared to 2000. When adjusted for capital gains of $57 million in 2001 and $447 million in 2000, operating income decreased by 76% in 2001 compared to 2000. As a percentage of revenues, reported operating income decreased from 6.0% in 2000 to 1.2% in 2001.

    NET INTEREST AND OTHER FINANCE EXPENSE

    Interest and other finance expense increased by $158 million, or 25%, to $802 million in 2001 from $644 million in 2000. Net interest expense was primarily affected by a higher net debt position, which arose to fund our share repurchases in 2001, as well as costs associated with the listing of our shares in the United States and costs to hedge our management incentive plan. See
Note 20 to the Consolidated Financial Statements. Interest expense reflects fluctuations, which may be substantial, in the level of borrowings throughout the year as required by the operating needs of our business. The level of interest and dividend income earned remained flat at $568 million in 2001 from $565 million in 2000.

    PROVISION FOR TAXES

    Provision for taxes decreased by $272 million, or 72%, to $105 million in 2001 from $377 million in 2000. The decrease in the provision reflects primarily the reduction in income from continuing operations before taxes and minority interests, which declined from $1,306 million to $45 million. As a percentage of income from continuing operations before taxes and minority interest, the development led to a higher tax rate of 234% in 2001 compared to 28.9% in 2000. The higher effective rate reflects the inclusion of the provision for our reinsurance business located in a low tax jurisdiction. The tax rate applicable for income from continuing operations without the insurance provision would have been 30.9%. We generally conduct our tax planning activities to achieve a tax structure for ABB that provides for an effective tax rate of approximately 30% on our operations.

    INCOME (LOSS) FROM CONTINUING OPERATIONS

    Income (loss) from continuing operations decreased $1,011 million to a loss of $130 million in 2001 from an income of $881 million in 2000. The decrease reflects the impact of the items discussed above.

    INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX

    Loss from discontinued operations, net of tax, was $510 million in 2001, compared to an income, net of tax, of $562 million in 2000. The loss from discontinued operations reflects significant reduction in gains from the sale of discontinued operations and an additional provision taken for the asbestos liabilities relating to our discontinued power generation business. In 2000, we recorded gains on the sale of our interest in the ABB ALSTOM POWER joint venture and our nuclear power business, which were not repeated in 2001. During 2001, we experienced a substantial increase in the level of new asbestos claims as well as an increase in settlement costs per claim. In light of this, we recorded a charge of $470 million. See "--Environmental Contingencies and Retained Liabilities."

    NET INCOME (LOSS)

    As a result of the factors discussed above, net income decreased to a loss of $691 million in 2001 from an income of $1,443 million in 2000. The net loss in 2001 primarily reflects the significantly lower level of gains from sales of businesses, including discontinued business, and higher cost of sales, which includes the non-cash charge related to our reinsurance business. We also recorded a $12 million extraordinary gain on the repurchase of our own bonds and a one-time after tax charge of $63 million, due to cumulative effect of change in accounting principles upon adoption of the Statement of Financial Accounting Standards No. 133 (SFAS 133) ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. See "New accounting standards" above.

    EARNINGS (LOSS) PER SHARE

    Diluted earnings (loss) per share was a loss per share of $0.61 in 2001 compared to an income per share of $1.22 in 2000, largely resulting from the factors mentioned above which negatively impacted net income. Diluted loss per share from discontinued operations were $0.45 compared to diluted earnings per share of $0.48 in 2000, reflecting the loss from discontinued operations discussed above as opposed to a gain in 2000. Diluted earnings (loss) per share from continuing operations decreased to a loss of $0.11 in 2001 from earnings of $0.74 per share in 2000, primarily as a result of the decreases in the gross margin and in capital gains and higher interest expense in 2001.

    YEAR ENDED DECEMBER 31, 2000 COMPARED WITH YEAR ENDED DECEMBER 31, 1999

    REVENUES

    Revenues for the ABB Group decreased by $1,389 million, or 6%, to $22,967 million in 2000 from $24,356 million in 1999. This includes the significant effect of translating revenues generated in local currencies into the U.S. dollar, which strengthened against most of our local currencies. As reported in local currencies, revenues increased by 2% in 2000 compared to 1999. The divisional revenues were also impacted by this translation effect. In four of our divisions the translation effect changed the local currency revenue increases into revenue decreases.

    Utilities revenues decreased by $402 million, or 7%, in 2000 compared to 1999 (a 2% decrease as reported in local currencies). The decrease in revenues was primarily due to reductions in Power Systems. Orders for the division, however, increased by 4%, as compared to 1999. Process Industries division decreased revenues by $146 million, or 4%, in 2000 compared to 1999 (a 2% increase as reported in local currencies). The revenues performance reflected weakness in our Petroleum, Chemical and Life Sciences business area, which was affected by the low backlog from year-end 1999. Manufacturing and Consumer Industries experienced a $472 million, or 8%, decrease in revenues for 2000 compared to 1999 (a flat development as reported in local currencies). The reported reduction primarily arose from our Building Systems business area. Revenues from Oil, Gas and Petrochemicals decreased by $290 million, or 9%, in 2000 compared to 1999 (a 3% decrease as reported in local currencies). The decrease in 2000 primarily reflected both a strong order backlog at the end of 1998, which positively affected early 1999 revenues, and generally weak market conditions in 1999. Power Technology Products revenues decreased by $200 million, or 5%, in 2000 compared to 1999 (a 2% increase as reported in local currencies). Our High-Voltage Products business area experienced a considerable reduction in 2000 as a result of lower volumes from a low order intake in 1999. Automation Technology Products division revenues decreased by $375 million, or 7%, in 2000 compared to 1999 (a 2% increase as reported in local currencies). The reported decrease primarily reflected weakness in sales of larger automation systems. Revenues from Financial Services increased by $279 million, or 17%, in 2000 compared to 1999. This increase primarily reflected increased revenues from our Insurance business area mainly through acquisitions.

    For a more detailed discussion on the individual divisions, see "Business Divisions" below.

    COST OF SALES

    Cost of sales for the ABB Group decreased $1,235 million, or 7%, to $17,222 million in 2000 from $18,457 million in 1999. As a percentage of revenues, cost of sales was 75.0% in 2000 compared to 75.8% in 1999. The reduction in actual cost of sales was primarily attributable to the reduced level of revenues and the improvement in the gross margin was mainly a result of cost reduction efforts. Order-related development expenses amounted to $985 million and $1,212 million in 2000 and 1999 respectively. The reduction in these costs was mainly a result of the streamlining of research and development activities. This streamlining reflects the significant progress that we made towards common ABB platforms and products. Order-related development amounts are initially recorded in inventories as part of the work in progress of a contract, and then reflected in cost of sales at the time revenue is recognized, in accordance with our accounting policies.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

    Selling, general and administrative expenses decreased by $265 million, or 6%, to $4,417 million in 2000 from $4,682 million in 1999. The decreased selling, general and administrative costs reflect reductions resulting from the restructuring in connection with the integration of the Elsag Bailey operations, which initially had higher selling, general and administrative expenses than our existing related businesses. The decrease also reflects group-wide cost reduction and efficiency improvement initiatives as well as expenditures to prepare for the Year 2000 issues in 1999, which were not repeated in 2000. Selling, general and administrative expenses included $703 million and $865 million of research and development costs in 2000 and 1999 respectively.

    AMORTIZATION EXPENSE

    Amortization expense was $219 million in 2000 and $189 million in 1999. There were no material acquisitions that affected the level of amortization expense in 2000.

    OTHER INCOME (EXPENSE), NET

    Other income, net, increased by $182 million to $276 million in 2000 from $94 million in 1999. The improvement was primarily attributable to an increase in net gains from sales of non-core property, plant and equipment and improved earnings from investments made by Equity Ventures, offset by an increase in restructuring costs.

    EARNINGS BEFORE INTEREST AND TAXES

    Earnings before interest and taxes, or operating income, increased by $263 million, or 23%, to $1,385 million in 2000 from $1,122 million in 1999. As reported in local currencies, earnings before interest and taxes increased 38% in 2000 compared to 1999. As a percentage of revenues, operating income increased to 6.0% in 2000 from 4.6% in 1999. The increase is primarily attributable to the benefit from the 6% reduction in selling, general and administrative expenses and the increased level of other income, net. The improvements in other income, net, reflected primarily significant capital gains in 2000 of $447 million as compared to $180 million in 1999. As adjusted for capital gains, operating income remained flat for 2000 compared to 1999. Significant capital gains in 1999 relate to gains from the sale of shares and participations and from the sale of non-core property.

    NET INTEREST AND OTHER FINANCE EXPENSE

    Interest expense decreased by $64 million, or 9%, to $644 million in 2000 from $708 million in 1999. The decrease primarily reflects a lower level of borrowings during 2000 compared to 1999, resulting from the use of cash generated by operations and divestitures to reduce borrowings during the period. The level of interest and dividend income earned decreased by $43 million, to $565 million in 2000 from $608 million in 1999.

    PROVISION FOR TAXES

    Provision for taxes increased by $34 million, or 10%, to $377 million in 2000 from $343 million in 1999, primarily reflecting taxes on an increased level of income from continuing operations. As a percentage of income from continuing operations before taxes and minority interest, however, we incurred a lower effective tax rate of 28.9% in 2000 compared to 33.6% in 1999. The lower effective tax rate can be attributed to a change in the financing of our operations in a number of countries throughout 2000, including financing related to the Elsag Bailey operations, as well as earnings in countries with tax rates lower than the weighted average rate.

    INCOME FROM CONTINUING OPERATIONS

    Income from continuing operations increased by $238 million, or 37%, to $881 million in 2000 from $643 million in 1999. As a percentage of revenues, income from continuing operations increased to 3.8% in 2000 from 2.6% in 1999. The increase reflects the impact of the items discussed above.

    INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX

    Income from discontinued operations, net of tax, decreased by $155 million, or 22%, to $562 million in 2000 from $717 million in 1999. The 1999 amount reflected both the net gain on the contribution of our power generation business to the ABB ALSTOM POWER joint venture of $1,339 million and the gain on the sale of ADtranz of $464 million, partially offset by operating losses from the divested businesses. The 2000 amount includes a net gain of $713 million on the sale of our remaining 50% share in ABB ALSTOM POWER and a net gain of $17 million on the sale of our nuclear power business. The net gain from the sale of our nuclear power business includes a $300 million provision for estimated environmental remediation.

    NET INCOME

    As a result of the factors discussed above, net income increased by $83 million, or 6%, to $1,443 million in 2000 from $1,360 million in 1999. The increase in net income reflects the 37% improvement in income from continuing operations. This improvement more than offset the 22% decrease in income from discontinued operations resulting from the lower level of gains on sales of non-core businesses.

    EARNINGS PER SHARE

    Diluted earnings per share increased by $0.07 to $1.22 in 2000 from $1.15 in 1999. The increase primarily reflected the significant increase in income from continuing operations. Diluted earnings per share from continuing operations increased by $0.20 to $0.74 in 2000, from $0.54 in 1999, reflecting the increase in income from continuing operations discussed above. This increase was only partially offset by a decrease in diluted earnings per share from discontinued operations of $0.13 to $0.48 in 2000 from $0.61 in 1999. This decrease reflected the lower level of income from discontinued operations discussed above.

BUSINESS DIVISIONS

    In April 2002, we announced our intention to divest our Building Systems business area, which is part of the Manufacturing and Consumer Industries division, and to combine the three remaining business areas in the Manufacturing and Consumer Industries division with the Process Industries division in a newly created Industries division. We are in the process of implementing this combination, and we will begin reporting our financial results to reflect this new structure starting with our June 30, 2002 financial results. The discussion of the various divisions set forth below does not reflect this new division reporting.

    OVERVIEW

    Revenues, earnings before interest and taxes (or operating income) and operating margins by division for the fiscal year 2001, 2000 and 1999 and net operating assets as of December 31, 2001, 2000 and 1999 are as follows (see
Note 23 to the Consolidated Financial Statements):

                                                           REVENUES                   NET OPERATING ASSETS
                                                ------------------------------   ------------------------------
                                                   YEAR ENDED DECEMBER 31,                DECEMBER 31,
                                                ------------------------------   ------------------------------
                                                  2001       2000       1999       2001       2000       1999
                                                --------   --------   --------   --------   --------   --------
                                                       ($ IN MILLIONS)                  ($ IN MILLIONS)
Utilities.....................................    5,649      5,473      5,875        795      1,018        912
Process Industries............................    3,377      3,339      3,485        738        839        795
Manufacturing and Consumer Industries.........    4,780      5,225      5,697        249        411        634
Oil, Gas and Petrochemicals...................    3,489      2,796      3,086        315        893        554
Power Technology Products.....................    4,042      3,662      3,862      1,311      1,328      1,483
Automation Technology Products................    5,246      5,175      5,550      2,558      3,215      3,388
Financial Services............................    2,133      1,966      1,687     10,926      9,098      7,750
Corporate and Eliminations....................   (4,990)    (4,669)    (4,886)    (3,114)    (2,170)    (2,372)
                                                 ------     ------     ------     ------     ------     ------
Consolidated figures..........................   23,726     22,967     24,356     13,778     14,632     13,144
                                                 ======     ======     ======     ======     ======     ======

                                                       EARNINGS BEFORE
                                                      INTEREST AND TAXES                OPERATING MARGIN
                                                ------------------------------   ------------------------------
                                                   YEAR ENDED DECEMBER 31,          YEAR ENDED DECEMBER 31,
                                                ------------------------------   ------------------------------
                                                  2001       2000       1999       2001       2000       1999
                                                --------   --------   --------   --------   --------   --------
                                                       ($ IN MILLIONS)                        (%)
Utilities.....................................      148        250        182        2.6        4.6        3.1
Process Industries............................      116         88        123        3.4        2.6        3.5
Manufacturing and Consumer Industries.........       87        205        147        1.8        3.9        2.6
Oil, Gas and Petrochemicals...................       79        157        165        2.3        5.6        5.3
Power Technology Products.....................      234        244        282        5.8        6.7        7.3
Automation Technology Products................      380        464        392        7.2        9.0        7.1
Financial Services............................      (32)       349        337        n/a        n/a        n/a
Corporate and Eliminations....................     (733)      (372)      (506)       n/a        n/a        n/a
                                                 ------     ------     ------     ------     ------     ------
Consolidated operating income/margins.........      279      1,385      1,122        1.2        6.0        4.6
                                                 ------     ------     ------     ------     ------     ------

    DIVISION COSTS

    Cost of sales and selling, general and administrative expenses comprise the most significant part of operating expenses for all divisions. Cost of sales includes costs related to the sale of products and services, which comprise, among other things, the cost of raw materials, components, order-related research and development and procurement costs. Cost of sales for the Financial Services division includes insurance claims, acquisition costs and direct costs incurred to obtain revenues and income from third parties and related parties. Selling, general and administrative expenses include the overhead related to the sales force and all costs related to general management, human resources, financial control, corporate finance and non order-related research and development. As a percentage of revenues, cost of sales is approximately equal for all industrial divisions, except that it is slightly lower for the Automation Technology Products division as a result of the higher gross margins typical in the automation industry. Selling, general and administrative expenses as a percentage of revenues are typically higher in the Automation Technology Products division compared to our other industrial divisions, due to relatively higher volumes attributable to smaller units of sales. The Oil, Gas and Petrochemicals division, in contrast, has a higher level of cost of sales (a lower gross margin) than the other industrial divisions but significantly lower selling, general and administrative expenses as a percentage of revenues, due to relatively higher volumes attributable to large projects.

    UTILITIES

    Demand in the Americas remained strong throughout 2001. The slowdown in the U.S. economy and the events of September 11, 2001, did not significantly affect utilities markets in 2001, as utility investments primarily are infrastructure-related and generally have long lead times. Market activities in the United States and Europe were stable while in China and Brazil, the positive market trend from large project investments continued from the year 2000. In the Middle East and Africa, political instability has slowed investments in large projects. The Utilities division strengthened its focus on core utility customers through the sale of its railway electrification project business to Balfour Beatty in the fourth quarter of 2001. The divested business employed approximately 350 people. A shift in customer investments from power sources to power networks continues to drive the market. Driven by need for reliable power, demand for new systems and improvements in existing systems are foreseen.

    YEAR ENDED DECEMBER 31, 2001 COMPARED WITH YEAR ENDED DECEMBER 31, 2000

    Orders increased by $201 million, or 3%, to $6,436 million in 2001 from $6,235 million in 2000. As reported in local currencies, orders increased 7% in 2001 compared to 2000. This order improvement included a $360 million order in China for the Power Systems business area, announced in the fourth quarter of 2001. This order relates to a project involving the construction of a HVDC power transmission system linking hydropower plants in central China to the Guangdong province. In 2001, large orders represented approximately 17% of the division's total orders.

    Revenues increased by $176 million, or 3%, to $5,649 million in 2001 from $5,473 million in 2000. As reported in local currencies, revenues increased 7% in 2001 compared to 2000. All business areas reported higher revenues in 2001 compared to 2000 due to strong order intake in 2000, with the exception of the Utility Services business area, where the 2000 results reflected a period of heightened revenues from the invoicing of the ComEd project in Chicago.

    Earnings before interest and taxes, or operating income, decreased by $102 million, or 41%, to $148 million in 2001 from $250 million in 2000. There was no significant effect from translating local currency earnings into U.S. dollars. Operating income included capital gains of $54 million in 2000. When adjusted for capital gains, earnings before interest and taxes decreased by 24%. The reduction primarily related to the Power Systems business area, where competition-driven price deterioration reduced margins, and fixed costs related to projects that were deferred negatively impacted profitability.

    YEAR ENDED DECEMBER 31, 2000 COMPARED WITH YEAR ENDED DECEMBER 31, 1999

    Orders increased $254 million, or 4%, to $6,235 million in 2000 from $5,981 million in 1999. As reported in local currencies, orders increased 10% in 2000 compared to 1999. A number of significant orders were received by the Power Systems business area for an interconnection between Brazil and Argentina and HVDC projects in the United States and Australia. The strongest improvement came from the Modular Substations business area, which improved orders significantly through the booking of large projects, primarily in western Europe.

    Revenues decreased $402 million, or 7%, to $5,473 million in 2000 from $5,875 million in 1999. As reported in local currencies, revenues decreased 2% in 2000 compared to 1999. All business areas contributed to the negative revenue development, except our Utility Services business area, which increased revenues significantly by invoicing several large projects and benefited from full service contracts signed in 1999 and early 2000. Full service contracts typically last for several years and revenue is recognized throughout the contract period. The decrease in revenues primarily resulted from investment uncertainty in Latin America in 1999, which resulted in order deferrals, particularly in our Power Systems business area.

    Earnings before interest and taxes, or operating income, increased by $68 million, or 37%, to $250 million in 2000 from $182 million in 1999. As reported in local currencies, operating income increased by 46% in 2000 compared to 1999. Operating income included capital gains of $54 million in 2000. Adjusted for capital gains, earnings before interest and taxes increased
$14 million, or 8%. In general, the improvement reflected the benefits of cost base reduction and improved internal efficiency, productivity and quality management on a global basis. These efforts included the restructuring of our Utility Automation business area. For our Utility Services business area, the higher volumes largely contributed to the strong increase in earnings before interest and taxes.

    PROCESS INDUSTRIES

    Throughout 2001, many industries served by the Process Industries division consolidated, in particular the paper, aluminum and steel industries. Consolidation has diverted attention toward integration and has led to reduced capital spending by customers in those industries. The overall economic slowdown in the United States, exacerbated by the events of September 11, 2001, negatively affected the cruise industry, and contributed to a consolidation trend in the marine industry. The poor economic environment also had a negative effect on the metal, pulp and paper and mining businesses. In contrast, oil and gas vessel demand remained high in 2001 due to the continued exploration of new oil fields. The chemical and life sciences industries experienced growth in 2001.

    YEAR ENDED DECEMBER 31, 2001 COMPARED WITH YEAR ENDED DECEMBER 31, 2000

    Orders decreased by $121 million, or 3%, to $3,376 million in 2001 from $3,497 million in 2000. As reported in local currencies, orders remained flat. Orders increased significantly in the Petroleum, Chemical and Life Sciences business area offsetting decreases in our Paper, Printing, Metals and Minerals and Marine and Turbocharging business areas.

    Revenues increased by $38 million, or 1%, to $3,377 million in 2001 from $3,339 million in 2000. As reported in local currencies, revenues increased 5% in 2001 compared to 2000. Revenue increases were primarily attributable to increased volumes in our Marine and Turbocharging business area as a result of the high order backlog from 2000. Additionally, our Petroleum, Chemical and Life Sciences business area contributed to the revenue improvement.

    Earnings before interest and taxes, or operating income, increased by $28 million, or 32%, to $116 million in 2001 from $88 million in 2000. As reported in local currencies, earnings before interest and taxes rose 35% in 2001 compared to 2000. This increase primarily resulted from improvements in cost controls and project management in our Petroleum, Chemical and Life Sciences business area, as well as revenue growth in our Marine and Turbocharging business area.

    YEAR ENDED DECEMBER 31, 2000 COMPARED WITH YEAR ENDED DECEMBER 31, 1999

    Orders decreased slightly by $28 million, or 1%, to $3,497 million in 2000 from orders of $3,525 million in 1999. As reported in local currencies, however, orders increased by 6% in 2000 compared to 1999. The reported decrease primarily reflects the impact of translating local currencies into U.S. dollars for reporting purposes. Our Petroleum, Chemical and Life Sciences business area experienced decreased orders, while orders improved in our Marine and Turbocharging business area.

    Revenues decreased by $146 million, or 4%, to $3,339 million in 2000 from $3,485 million in 1999. As reported in local currencies, however, revenues increased by 2% in 2000 compared to 1999. The reported decrease reflects the significant effect of translating revenues generated in local currencies into U.S. dollars for reporting purposes. Revenues in our Paper, Printing, Metals and Minerals and our Marine and Turbocharging business areas declined due to adverse market conditions. Revenues from our Petroleum, Chemical and Life Sciences business area decreased significantly due primarily to the low order backlog from the end of 1999 in the oil and gas industry.

    Earnings before interest and taxes, or operating income, in 2000 decreased by $35 million, or 28%, to $88 million from $123 million in 1999. As reported in local currencies, operating income decreased 17% in 2000 compared to 1999. Operating income in our Paper, Printing, Metals and Minerals business area remained unchanged from 1999, but operating income in our Marine and Turbocharging and Petroleum, Chemical and Life Sciences business areas experienced significant decreases from the 1999 levels. These two business areas were both negatively affected by significant losses from large projects due to cost overruns.

    MANUFACTURING AND CONSUMER INDUSTRIES

    Most of our markets--automotive, telecom, air handling and building construction--were negatively influenced by general economic uncertainty in 2001. In the second half of 2000, automotive industry customers reduced spending and postponed investments. As this continued in 2001, large order intake decreased and toward the middle of 2001, base orders also slowed significantly. In the telecom industry, the repositioning of the major operators and the uncertainty about new UMTS mobile communication network technology postponed rollout projects, while investments in traditional GSM communication networks have been at a minimum. After the events of September 11, 2001, a number of airport expansion projects have been delayed and scaled back. The European construction market for buildings weakened in 2001 with a marked drop in applications for building permits, whereas the retrofit and building service market is expected to improve.

    YEAR ENDED DECEMBER 31, 2001 COMPARED WITH YEAR ENDED DECEMBER 31, 2000

    Orders decreased by $1,097 million, or 20%, to $4,388 million in 2001 from $5,485 million in 2000. As reported in local currencies, orders decreased by 16% in 2001 compared to 2000. The reduction in orders was primarily attributed to our Automotive Industries and Building Systems business areas, particularly in the United States, Germany and Sweden. Additionally, large order intake decreased, as well as orders for standard products, primarily robots supplied by the Automation Technology Products division.

    Revenues decreased by $445 million, or 9%, to $4,780 million in 2001 from $5,225 million in 2000. As reported in local currencies, revenues declined 4% in 2001 compared to 2000. The decrease in revenues mainly arose from the impact of the global economic slowdown in our Automotive Industries business area. This was partly offset by moderate revenue increases in our Building Systems business area, due to good order backlog carried over from 2000.

    Earnings before interest and taxes, or operating income, decreased by $118 million, or 58%, to $87 million in 2001 from $205 million in 2000. As reported in local currencies, earnings before interest and taxes decreased 56% in 2001 compared to 2000. Operating income includes capital gains of $41 million in 2000. Adjusted for capital gains, earnings before interest and taxes decreased 47%. Our cost cutting efforts, although significant, lagged behind the sharp downturn in our markets. Our Automotive Industries business area in Germany was impacted by a number of project losses and initiated restructuring to improve the efficiency of project execution. In the United States, repositioning of selected activities within our Telecom and Product Manufacturing Industries business area led to lower operating margins. In addition, our Building Systems business area experienced project losses and higher costs related to over-capacity in the United Kingdom, Australia, Poland and Germany. Our Logistics Systems business area also experienced lower volumes in 2001. The division reduced the number of employees by more than 10% during 2001.

    YEAR ENDED DECEMBER 31, 2000 COMPARED WITH YEAR ENDED DECEMBER 31, 1999

    Orders decreased by $561 million, or 9%, to $5,485 million in 2000 from $6,046 million in 1999. As reported in local currencies, orders decreased by 1% in 2000 compared to 1999. A large order was booked in 2000 in our Telecom and Product Manufacturing Industries business area for the maintenance and upgrade of a telecommunications access network. This improvement was, however, more than offset by reductions in other business areas, primarily in our Building Systems business area.

    Revenues decreased by $472 million, or 8%, to $5,225 million in 2000 from $5,697 million in 1999. As reported in local currencies, however, revenues increased by 1% in 2000 compared to 1999. Increased revenues in our Telecom and Product Manufacturing Industries business area resulted from higher volumes in our full service business. This improvement was offset by reductions in other business areas, primarily in our Building Systems business area as a result of the discontinuation of the rail service and contracting business in Australia.

    Earnings before interest and taxes, or operating income, increased by $58 million, or 39%, to $205 million in 2000 from $147 million in 1999. As reported in local currencies, operating income increased by 51% in 2000 compared to 1999. Operating income includes capital gains of $41 million in 2000. Adjusted for capital gains, earnings before interest and taxes increased 12%. The increase was driven by improvements in our Automotive Industries and Telecom and Product Manufacturing business areas, particularly in the United States, reflecting the favorable market conditions at the end of 1999 and the beginning of 2000. Additionally, the earnings improvement can be attributed to efficient execution of projects, favorable product mix and savings in general and administration costs following active cost management. Operating income in our Building Systems business area remained relatively unchanged as losses in the United Kingdom offset operational improvements achieved in other markets.

    OIL, GAS AND PETROCHEMICALS

    Capital expenditures by customers of the Oil, Gas and Petrochemicals division are influenced by oil company expectations about the supply and demand for crude oil and natural gas products, the energy price environment that results from supply and demand imbalances and consolidation of the oil and gas markets. Key factors that may influence the worldwide oil and gas market include production restraint of OPEC nations and other oil-producing countries, global economic growth, technological progress in oil exploration and production and the maturity of the resource base. The downstream markets are influenced by factors such as economic growth, substitution of products and demand for more environmentally friendly products.

    Crude oil prices dropped in the fourth quarter of 2001 to below the OPEC band of $22 to $28 per barrel, with the average price for 2001 below that of 2000. The upstream business (from the well or bore hole to the refinery) continued to see high activity levels in 2001. The activity in West Africa continued its strong 2000 level throughout 2001, with some softening of demand in the fourth quarter due to the economic slowdown. Oil exploration activities in the Gulf of Mexico were robust while there was a shortfall in the gas exploration and production market, due to lower gas prices in the United States. The high order levels in the downstream market in 2000 did not continue through 2001. Demand in the petrochemicals industry decreased, subsequently leading to reduced investments in new capacity, while investments in refineries and gas-processing plants remained stable, driven by environmental regulations. The deterioration of the world economy had a negative impact on the downstream business, resulting in reduced activities in the process technology market in 2001. We expect this challenging downstream environment to continue in 2002.

    YEAR ENDED DECEMBER 31, 2001 COMPARED WITH YEAR ENDED DECEMBER 31, 2000

    Orders decreased by $520 million, or 13%, to $3,403 million in 2001 from $3,923 million in 2000. As reported in local currencies, orders decreased 12% in 2001 compared to 2000. In 2001, approximately half of the total order volume in the Oil, Gas and Petrochemicals division was composed of large orders. From the particularly high level of large orders in 2000, the upstream business continued to grow, but was offset by reductions in the downstream business. We experienced high tendering activity in the Oil, Gas and Petrochemicals division in 2001. This is expected to affect orders positively going into 2002.

    Revenues increased by $693 million, or 25%, to $3,489 million in 2001 from $2,796 million for 2000. As reported in local currencies, revenues increased 28% in 2001 compared to 2000. This growth was primarily generated by the large order intake in 2000 and also by a full year of revenues from Umoe, the oil and gas company acquired in the second half of 2000. Revenues improved in our Upstream business area, but the Downstream business area remained flat in 2001 compared to 2000.

    Earnings before interest and taxes, or operating income, decreased by $78 million, or 50%, to $79 million in 2001 from $157 million in 2000. As reported in local currencies, earnings before interest and taxes decreased 49% in 2001 compared to 2000. Earnings before interest and taxes were adversely affected by provisions for major cost overruns and project delays, the majority of which related to two large projects. The remaining underlying business developed positively, benefiting from the higher level of revenues.

    YEAR ENDED DECEMBER 31, 2000 COMPARED WITH YEAR ENDED DECEMBER 31, 1999

    As oil prices recovered during 2000, demand in both the upstream market and the downstream markets increased in 2000, reflecting renewed investments by companies in the oil, gas and petrochemical-related industries. This resulted in an increase in orders of $893 million, or 29%, to $3,923 million in 2000 from $3,030 million in 1999. As reported in local currencies, orders increased by 40% in 2000 compared to 1999. A considerable part of the increase in orders was attributable to additional large orders booked in 2000. Large orders are by nature longer-term and do not immediately affect revenues.

    Revenues decreased by $290 million, or 9%, to $2,796 million in 2000 from $3,086 million in 1999. As reported in local currencies, revenues decreased 3% in 2000 compared to 1999. The decrease resulted from the low level of orders in 1999 reflecting the drop in overall market volume, both upstream and downstream, in 1999. Additionally, the improved levels of orders in late 1999 and 2000 were only reflected in revenues in late 2000.

    Earnings before interest and taxes, or operating income, decreased by $8 million, or 5%, to $157 million in 2000 from $165 million in 1999. As reported in local currencies, earnings before interest and taxes remained flat in 2000 compared to 1999. A capital gain of $15 million arising from non-core divestitures was included in 2000 operating income. Cost of sales showed a favorable development, but was offset by selling, general and administrative expenses, which did not keep pace with the revenue decrease.

    POWER TECHNOLOGY PRODUCTS

    Demand in the Americas remained high during 2001, particularly for power transmission products. The U.S. market in particular showed good demand and a higher level of investments in our High-Voltage Technology business area, which primarily serves the utilities market. The market in China continued to grow with a strong fourth quarter of 2001, while the majority of the Southeast Asian market remained stable with respect to infrastructure and industrial investments. Markets in Europe were mixed, with moderate growth in the German, Italian and Swedish markets, offset by flat or declining investments in other European countries. Demand in Middle Eastern and African markets, in particular Saudi Arabia and the United Arab Emirates, showed improved momentum during the second half of 2001. Generally, we expect the positive developments to continue and weaker markets to recover during 2002.

    YEAR ENDED DECEMBER 31, 2001 COMPARED WITH YEAR ENDED DECEMBER 31, 2000

    Orders increased by $150 million, or 4%, to $4,221 million in 2001 from $4,071 million in 2000. As reported in local currencies, orders increased 9% in 2001 compared to 2000. Our Power Transformers business area recorded strong order growth mainly due to a considerable large order booked for the Chinese power link project. Our High-Voltage Technology business area increased orders substantially in the United States, Brazil, China and Russia. Orders in our Distribution Transformers and Medium-Voltage Technology business areas showed more modest growth as a result of the economic slowdown in North America, which affected the building and infrastructure markets.

    Revenues increased by $380 million, or 10%, to $4,042 million in 2001 from $3,662 million in 2000. As reported in local currencies, revenues increased 15% in 2001 compared to 2000. Our High-Voltage Technology business area showed a substantial revenue increase, generated in the Americas and Europe through increased volumes in high-voltage breakers and systems activities. Other distribution and transmission products recorded high single-digit or low double-digit growth in local currencies.

    Earnings before interest and taxes, or operating income, decreased by $10 million, or 4%, to $234 million in 2001 from $244 million in 2000. As reported in local currencies, earnings before interest and taxes remained unchanged in 2001 compared to 2000. Excluding the effect of increased restructuring charges in 2001, earnings before interest and taxes showed a slight improvement as a result of revenue growth and operational improvements. The higher level of revenues and operational improvements, however, were offset in part by lower product prices and the postponement of certain orders.

    YEAR ENDED DECEMBER 31, 2000 COMPARED WITH YEAR ENDED DECEMBER 31, 1999

    Orders increased by $230 million, or 6%, to $4,071 million in 2000 from $3,841 million in 1999. As reported in local currencies, orders increased by 14% in 2000 compared to 1999. The main contributor was our High-Voltage Technology business area, which represented approximately one third of total division orders. In particular, significant orders were received from the Utilities division for an interconnection between Brazil and Argentina and HVDC projects in the United States and Australia.

    Revenues decreased $200 million, or 5%, to $3,662 million in 2000 from $3,862 million in 1999. As reported in local currencies, however, revenues increased by 2% in 2000 compared to 1999. The level of revenues reflected the weakness of orders from Latin America in 1999 that affected revenues in 2000, particularly in our High-Voltage Technology business area, which experienced a significant revenue decrease. The Latin American market has been an important market for this business area. The decrease was offset by an improvement in revenues from our Power Transformers business area. Revenues from our Distribution Transformers business area increased as a result of an improved business climate, primarily in North America, where the business area performed well.

    Earnings before interest and taxes, or operating income, decreased by $38 million, or 13%, to $244 million in 2000 from $282 million in 1999. As reported in local currencies, however, operating income decreased by 9% in 2000 compared to 1999. Excluding capital gains of $30 million in 1999, operating income decreased 3% in 2000. The decrease in operating income was mainly the result of weak revenues and higher costs associated with restructuring charges in our Power Transformers and High-Voltage Technology business areas. Efforts to increase production efficiency include reducing product overlaps and increasing the standardization of products where appropriate. Particularly in our Medium-Voltage Technology business area these efforts have lowered our cost base and improved the level of operating income already in 2000. These positive developments were offset by added development costs for the new technology within the area of distributed generation.

    AUTOMATION TECHNOLOGY PRODUCTS

    The 2001 economic downturn, first in the United States and later in Europe, negatively impacted demand. Asia generally remained stable. The automotive industry experienced significant reductions in investments due to generally weaker economic conditions across our major markets. The events of September 11, 2001, negatively affected the cruise industry in particular. Continuing consolidation in the pulp and paper industry depressed demand as customers focused on integration issues. The weakened construction market, especially in Germany, adversely affected our Low-Voltage Products business area.

    YEAR ENDED DECEMBER 31, 2001 COMPARED WITH YEAR ENDED DECEMBER 31, 2000

    Orders decreased by $251 million, or 5%, to $5,170 million in 2001 from $5,421 million in 2000. As reported in local currencies, orders were flat in 2001 compared to 2000. Our Drives and Power Electronics business area increased orders in 2001 and improved market share, while our Robotics business area was negatively affected by the decline in the automotive industry. Order levels in all other business areas decreased as they were impacted by increasingly difficult market conditions. Despite difficult conditions, our Instrumentation and Metering and Low-Voltage Products business areas maintained their market shares.

    Revenues increased by $71 million, or 1%, to $5,246 million in 2001 from $5,175 million in 2000. As reported in local currencies, revenues increased by 6% in 2001 compared to 2000. Revenue growth was especially strong in our Drives and Power Electronics business area. Supported by the strong order backlog at the end of 2000, our Electrical Machines and Low-Voltage Products business areas increased revenues. Offsetting in part the revenue increase were a significant decline in our Robotics and Control and Force Measurement business areas due to the downturn in the automotive industry and ongoing consolidation in the pulp, paper and metals industries, respectively.

    Earnings before interest and taxes, or operating income, decreased by $84 million, or 18%, to $380 million in 2001 from $464 million in 2000. As reported in local currencies, earnings before interest and taxes decreased 14% in 2001 compared to 2000. In our Robotics business area, reduced revenues resulted in significantly reduced operating income. Operating income in our Low-Voltage Products business area declined in 2001 reflecting the divestiture of certain profitable, but non-core, businesses. Earnings before interest and taxes in our Drives and Power Electronics business area increased due to good volume development; however, this development did not fully offset reductions in other business areas. Ongoing efforts to simplify product lines and multiple manufacturing locations should help to counteract the difficult market conditions going forward. Additionally, the division reduced personnel by approximately 3,000 in the second half of 2001.

    YEAR ENDED DECEMBER 31, 2000 COMPARED WITH YEAR ENDED DECEMBER 31, 1999

    Orders decreased by $201 million, or 4%, to $5,421 million in 2000 from $5,622 million in 1999. As reported in local currencies, however, orders increased by 6% in 2000 compared to 1999. Growth was especially strong in our Drives and Power Electronics, Electrical Machines, Robotics and Low-Voltage Products business areas, due to strong markets.

    Revenues decreased by $375 million, or 7%, to $5,175 million in 2000 from revenues of $5,550 million in 1999. As reported in local currencies, however, revenues increased by 2% in 2000 compared to 1999. The revenue level reflected the weakness in sales of larger automation systems sold through the Manufacturing and Consumer Industries division. Increased sales volumes, particularly in Europe, Asia and Latin America, partially offset pricing pressure on our automation products. Our Robotics business area significantly increased revenues, largely as a result of higher volumes from large automotive orders.

    Earnings before interest and taxes, or operating income, in 2000 increased by $72 million, or 18%, to $464 million in 2000 from $392 million in 1999. As reported in local currencies, earnings before interest and taxes increased by 32% in 2000 compared to 1999. In general, the improvement in earnings before interest and taxes reflects the division's substantial efforts to reduce its cost base and improve internal efficiency, productivity and quality management. In particular, our Drives and Power Electronics business area experienced operational improvements and healthy market conditions. Increased sales volumes and improved efficiency moderately increased operating income in the Low-Voltage Products business area. Our Robotics business area significantly increased operating income due to higher volumes. Efficiency improvements in our Electrical Machines business area also contributed to significantly higher operating income.

    FINANCIAL SERVICES

    The Financial Services division is impacted by interest rate movements in various currencies, mainly the U.S. dollar, the Euro and the Swiss franc, as well as exchange rate movements. The level of investment income generated from the investments in our Insurance business area and the income from the division's lease portfolio are affected by movements in interest rates, while the trading results of the Treasury Centers have been affected by movements in interest rates and exchange rates. Effective June 19, 2002, the Treasury Centers halted proprietary trading activities. Additionally, movements in the equity markets affect the ability to realize investment results in our Insurance business area.

    The events of September 11, 2001 negatively affected financial markets but had a mixed impact on the global insurance market. As a consequence, the worldwide insurance business is experiencing rising demand for insurance and reinsurance while facing reduced capacity, substantially higher premium rates, a flight to quality, rethinking of risk assessments, and more restrictive terms and conditions. At the same time the insurance industry was impacted by lower investment results, reflecting generally declining equity markets compared to the beginning of 2001. During 2001, there was a global trend toward lower interest rates, resulting in higher market values of bond portfolios.

    YEAR ENDED DECEMBER 31, 2001 COMPARED WITH YEAR ENDED DECEMBER 31, 2000

    Revenues increased by $167 million, or 8%, to $2,133 million in 2001 from $1,966 million in 2000. As reported in local currencies, revenues increased 13% in 2001 compared to 2000. The main contributors to the increase in revenues were our Insurance business area, due to a higher level of insurance premiums resulting from increased volumes, and our Structured Finance business area, resulting from the acquisition of a portfolio of small, mainly standardized leases and increased revenues from its growing financial receivables portfolio. The majority of income in our Equity Ventures business area derives from equity-accounted investments, which do not appear as revenue but are instead recognized in other income.

    Earnings before interest and taxes, or operating income, decreased by $381 million, to a loss of $32 million in 2001 from $349 million in 2000. The reduction in operating income is principally the result of a $295 million non-cash charge in 2001 relating to our reinsurance business. Prior to 2001, we presented a portion of our insurance reserves on a discounted basis, which estimated the present value of funds required to pay losses at future dates. During 2001, the timing and amount of claims payments being ceded to us in respect of prior years' finite risk reinsurance contracts has changed and cannot be reliably determined at December 31, 2001. Therefore, we have not discounted our loss reserves resulting in a charge to losses and loss adjustment expenses in 2001 of $295 million. For further information, see Note 14 to the Consolidated Financial Statements.

    Our Structured Finance business area reported an increase in profitability as a consequence of higher income from its expanded financial receivables portfolio, and also due to its 35% stake in Swedish Export Credit Corporation, which was acquired in June 2000. Our Structured Finance business area successfully sold various lease transactions during 2001.

    Our Equity Ventures business area achieved higher earnings before interest and taxes through successful refinancing, improved performance and achievement of milestones in infrastructure projects. During 2001, our Equity Ventures business area reduced its stakes in certain projects.

    Results for our Insurance business area were negatively impacted by insurance losses, mainly through a non-cash charge of $295 million following the change in estimation of insurance loss reserves described above. In addition, our Insurance business area recorded provisions for $138 million in underwriting losses, including provisions totaling $48 million relating to the events of September 11, 2001, leading to substantial additional negative insurance results. A lower level of capital gains on the equity investment portfolio was realized during 2001, which was partly offset by realized gains in the bond portfolio due to lower interest rates, particularly in the United States.

    Weakened economic conditions and the monetary policy following the events of September 11, 2001 exacerbated the trend of lower U.S. interest rates. Benefiting from such trends and other price movements, our Treasury Centers business area increased earnings mainly by improvements in its trading results in financial markets.

    Total assets of Financial Services amounted to approximately $15 billion as of December 31, 2001, representing marketable securities held by Treasury Centers and Insurance, financial leases held by Structured Finance, equity participations held by Equity Ventures, lending to infrastructure projects by Structured Finance and to ABB companies by Treasury Centers.

    YEAR ENDED DECEMBER 31, 2000 COMPARED WITH YEAR ENDED DECEMBER 31, 1999

    Financial Services revenues increased by $279 million, or 17%, to $1,966 million in 2000 from $1,687 million in 1999. As reported in local currencies, revenues increased 23% in 2000 compared to 1999. The revenue increase primarily related to improved revenues in our Insurance business area, which arose mainly from the acquisition of Kemper Europe Reassurances and a higher level of insurance premiums.

    Earnings before interest and taxes, or operating income, increased by $12 million, or 4%, to $349 million in 2000 from $337 million in 1999. As reported in local currencies, operating income increased 12% in 2000 compared to 1999.

    Our Structured Finance business area posted higher earnings for 2000, mainly reflecting higher net interest income from the growing lease and loan portfolio. Structured Finance earnings also included ABB's share in the results of Swedish Export Credit Corporation amounting to $16 million following our acquisition of a 35% interest in that institution in June 2000.

    Our Equity Ventures business area increased its earnings as a result of higher income from its investment in special purpose infrastructure companies. New investments during 2000 included a stake in a high-voltage power transmission line in Australia.

    Earnings in our Insurance business area decreased in 2000 compared to 1999 as a consequence of reduced investment and underwriting results. The reduced investment income reflects both the unusually strong equity markets in 1999 and the volatile markets in 2000. The decrease also reflected the costs of integrating Kemper Europe Reassurances into our Insurance business area.

    Treasury Centers posted earnings higher in 2000 than in 1999, mainly due to a stronger trading result.

    Total assets of Financial Services amounted to approximately $12 billion as of December 31, 2000, representing marketable securities held by Treasury Centers and Insurance, financial leases held by Structured Finance, equity participations held by Equity Ventures, lending to infrastructure projects by Structured Finance and to ABB companies by Treasury Centers.

CORPORATE

    The corporate and elimination line item includes our New Venture activities, Corporate Research and Development, the Group Processes Division, costs for other corporate functions such as for our holding companies, and elimination of intra-company interest from the Financial Services division. Total operating cost from corporate and elimination increased by $361 million, to $733 million in 2001 from $372 million in 2000. The loss in our New Venture activities increased by $107 million to a loss of $119 million, from a loss of $12 million in 2000, and reflects both the negative operating results of consolidated or equity accounted units, as well as the write-down of intangible assets and some participations in non consolidated New Venture units. Corporate research and development cost increased by $7 million to $103 million in 2001, from $96 million in 2000, due to higher research activities during 2001, mainly in the area of Industrial IT. Expenses for our Group Processes division decreased slightly by $2 million to $55 million, from $57 million in 2000. Intra-company elimination of interest income of our Financial Services division increased by $20 million to $171 million, from $151 million in 2000, due to higher corporate borrowings in the market through the Financial Services division, mainly to finance treasury shares purchases and corporate acquisitions. Costs for other corporate decreased by $50 million to $315 million, from $365 million in 2000, mainly due to cost reduction activities in the context of the new organizational structure. The main reason for the lower result in 2001 was the significant drop in capital gains of $279 million to $30 million, down from $309 million in 2000.

                        LIQUIDITY AND CAPITAL RESOURCES

    Liquidity and capital resources have been drawn from three primary sources: cash from operations, proceeds from the issuance of debt securities, and bank borrowings.

    We believe that our ability to generate cash flow through our operating activities, our access to both domestic and international capital markets, as well as our credit lines with banks, will continue to provide the cash flows necessary to satisfy our working capital requirements as well as meet our financial commitments for at least the next 12 months. Due to the nature of our operations, our cash flow from operations generally tends to be weaker in the first half of the year than in the second half of the year.

    On April 23, 2002, Standard & Poor's Rating Services lowered our short-term debt rating to A-2 and affirmed our long-term debt rating at A, with a negative outlook. On April 26, 2002, Moody's Investors Service confirmed our short-term debt rating at Prime-3 and our long-term debt rating at Baa2, also with a negative outlook. Any further ratings change will affect our funding cost.

    ABB Ltd and certain finance subsidiaries serve as the primary vehicles for the issuance of publicly traded and privately placed debt securities and bank borrowings. Debt securities are issued within amount, maturity, currency and price guidelines set each year and reviewed periodically by ABB Ltd. We have a number of commercial paper programs giving us access to short-term liquidity throughout the world. Our current short-term debt ratings, however, significantly limit our success in issuing new commercial paper.

    Our commercial paper programs are reflected in the table below:

                                                    PROGRAM SIZE (IN LOCAL   PROGRAM SIZE ($ IN
PROGRAM DESCRIPTION                                   CURRENCY MILLIONS)        MILLIONS)(1)
-------------------                                 ----------------------   ------------------
Nordic and Baltic commercial paper program........  SEK 6,000                        568
European commercial paper program.................  USD 3,000                      3,000
German commercial paper program...................  EUR 1,000                        880
U.S. commercial paper program.....................  USD 2,000                      2,000
Australian commercial paper program...............  AUD 250                          127

------------------------

(1) Translated using year-end exchange rates.

    At March 31, 2002, December 31, 2001 and 2000, a total of $1,760 million, $3,297 million and $1,923 million respectively, was outstanding under these programs with a weighted average interest rate of 3.2%, 2.7% and 5.9%, respectively. The weighted average interest rate on our other short-term debt of $983 million and $1,163 million was 4.6% and 6.0% at December 31, 2001 and 2000, respectively. Other short-term debt amounted to $4,295 million at March 31, 2002.

    We have access to long-term funding through both public debt issuances and private placements. These debt securities are issued both under our existing medium term note program (with a program size of $5,250 million) and as separate issuances outside of the program. At March 31, 2002, December 31, 2001 and 2000, $3,381 million, $3,575 million and $2,502 million, respectively, was outstanding under our medium term note program and $1,693 million, $1,768 million and $1,405 million, respectively, outside of the program.

    Depending on market opportunities, we fund ourselves in a range of currencies and maturities and on various interest rate terms. We use derivatives to reduce the exposures created by such debt issuances. For example, to reduce our exposure to interest rates, we use interest rate swaps to effectively convert fixed rate borrowings into floating rate liabilities and we use cross currency swaps to effectively convert foreign currency denominated bonds into U.S. dollar liabilities. After considering the effect of interest rate swaps, the effective average interest rate on our floating rate long-term borrowings of $4,422 million and our fixed rate long-term borrowings of $1,017 million at December 31, 2001 was 2.7% and 5.3%, respectively. This compares with an effective rate of 5.4% for floating rate long-term borrowings and 4.6% for fixed rate long-term borrowings as of December 31, 2000.

    In mid-December 2001, as support for our commercial paper issuance, as well as for general corporate purposes, we entered into a syndicated $3,000 million, 364-day unsecured revolving credit facility, with the option to convert up to $1,000 million of any outstanding amounts at the end of the period into a one-year term facility.

    During the first three months in 2002, we experienced increased difficulties in issuing new commercial paper, which partly was due to the increased negative sentiment of investors against corporate borrowers as well as a series of rating downgrades by Moody's Investors Service and Standard & Poor's Rating Services during the same period. In March 2002, we drew down $2,845 million under the credit facility to ensure that we would satisfy our commercial paper obligations maturing during 2002. In April 2002, we amended the credit facility to remove terms that required renegotiation of the credit facility if our credit ratings fell below specified levels. Instead, certain covenants were introduced. At the same time, we reduced our outstanding amount under the credit facility to $2,750 million. The interest rate on amounts borrowed under the credit agreement will range between 0.60% and 2.50% over LIBOR, depending on our credit ratings. For further information regarding the credit facility, see "Item 10. Additional Information" and Note 24 to the Consolidated Financial Statements.

    During 2001, we succeeded in broadening our sources of funding. We raised the equivalent of $417 million through the first Japanese yen denominated bond by a Swiss corporate and a further equivalent of $215 million resulted from an overnight index-linked bond targeted at the French investor base. Both of these bonds were issued under our medium term note program. Furthermore, we raised $350 million through our first Rule 144A private placement into the United States market.

    In May 2002, we issued $968 million aggregate principal amount of convertible unsubordinated bonds due 2007. The bonds pay interest semi-annually in arrears at a fixed annual rate of 4.625% and are convertible into ABB shares at a conversion price of CHF 18.48 (converted into U.S. dollars at a fixed conversion rate of 1.6216 Swiss francs per U.S. dollar). The conversion price is subject to adjustment provisions to protect against dilution or a change in control. Based upon the conversion price in effect at issuance, conversion of the bonds would enable the holders to receive an aggregate of approximately
85 million of our shares. The bonds may be converted into ABB shares at any time on or after June 26, 2002, up to and including May 2, 2007. We may elect to deliver a cash payment in lieu of delivering some or all of the shares otherwise deliverable on conversion. We may redeem the bonds, in whole, but not in part,
(1) from and after May 16, 2005, if the trading price of the shares on the SWX Swiss Exchange exceeds certain thresholds or (2) at any time, if at least 85% in aggregate principal amount of the bonds originally issued have been exchanged, redeemed or purchased and cancelled. Unless previously redeemed, converted or purchased and cancelled, we will redeem the bonds at par value on May 16, 2007. We may elect to redeem the bonds in cash, shares, or by a combination of cash and shares.

    In May 2002, we issued bonds with an aggregate principal amount of L200 million, or approximately $292 million, which pay interest semi-annually in arrears at 10% per annum and mature on May 29, 2009. Also in May 2002, we issued bonds with an aggregate principal amount of E500 million, or approximately
$466 million, which pay interest annually in arrears at 9.5% per annum and mature on January 15, 2008. The annual rate of interest on both of these bonds will increase by 150 basis points if our credit rating decreases to a level below Baa3 by Moody's or below BBB- by Standards & Poor's. As of May 31, 2002, our credit rating was Baa2 by Moody's and A by Standard & Poor's. Aggregate proceeds from issuance of these bonds, before commissions and other issue costs, was approximately $747 million.

    Pursuant to the terms of our amended revolving credit facility, the issuance of the convertible bonds, the euro-denominated bonds and the sterling-denominated bonds reduced the amount available under the credit facility to $1,315 million. As a result, on May 29, 2002, we utilized a portion of the proceeds from these bond offerings to reduce our borrowings under the credit facility to $1,315 million. Proceeds from future disposals of assets or certain other offerings in the capital markets may further reduce the amount available under the credit facility to a minimum of $1,000 million.

    In addition to the aforementioned primary sources of liquidity and capital resources, we also sold certain trade receivables to Qualifying Special Purpose Entities (QSPEs) unrelated to us, in revolving-period securitizations during 2001 and 2000. The net cash received from QSPEs during 2001 and 2000 was $86 million and $208 million, respectively. We retain servicing responsibility relating to the sold receivables.

    Solely for the purpose of credit enhancement from the perspective of the QSPEs, we retained an interest in the sold receivables. Pursuant to the requirements of the revolving-period securitization, we effectively bear the risk of potential delinquency or default associated with trade receivables sold or interests retained. The fair value of the retained interests at December 31, 2001, and December 31, 2000, was approximately $264 million and $214 million, respectively.

    Cash settlement with the QSPEs takes place monthly on a net basis. The total cost of $33 million and $26 million in 2001 and 2000, respectively, related to the securitization of trade receivables, is included in the determination of current earnings.

    At December 31, 2001 and 2000, of the gross trade receivables sold, the total outstanding trade receivables amounted to $1,058 million and $918 million, respectively. At December 31, 2001 and 2000, an amount of $65 million and $49 million, respectively, was more than 90 days past due, which according to the terms of the programs, is deemed to be delinquent. For more information regarding our securitization programs, see Note 7 to the Consolidated Financial Statements.

    Our debt and operating lease obligations as of December 31, 2001 are summarized in the table below:

OBLIGATIONS

                                                                     PAYMENTS DUE BY PERIOD
                                                                         ($ IN MILLIONS)
                                                      -----------------------------------------------------
                                                                 LESS THAN     1-3        4-5      AFTER 5
                                                       TOTAL      1 YEAR      YEARS      YEARS      YEARS
                                                      --------   ---------   --------   --------   --------
Long-term debt......................................   5,510         467      2,679      1,815       549
Commercial paper....................................   3,297       3,297         --         --        --
Short-term loans and repurchase agreements..........     983         983         --         --        --
Operating leases....................................   1,340         269        414        293       364

    It is industry practice to use letters of credit, surety bonds and other performance guarantees on major projects, including long-term operation and maintenance contracts. Such guarantees may include guarantees that a project will be completed or that a project or particular equipment will achieve defined performance criteria. The guarantors may include subsidiaries of ABB Ltd and/or ABB Ltd. Because such guarantees may not state a fixed or maximum amount, the aggregate amount of our potential exposure under the guarantees cannot reasonably be estimated. Provisions are recorded in the consolidated financial statements at the time it becomes probable we will incur losses pursuant to a performance guarantee. We do not expect to incur significant losses under these guarantees in excess of our provisions. However, such losses, if incurred, could have a material impact on our consolidated financial position, liquidity or results of operations.

    Our financial services business has guaranteed the obligations of certain third parties in return for a commission. These financial guarantees represent irrevocable assurances that we will make payment in the event that the third party fails to fulfill its obligations and the beneficiary under the guarantee records a loss under the terms of the guarantee agreement. The commissions collected are recognized as income over the life of the guarantee and we record a provision when we become aware of an event of default or a potential event of default occurs. At December 31, 2001, we had issued approximately $270 million of financial guarantees with maturity dates ranging from one to nineteen years. We do not expect to incur significant losses under these contracts.

FINANCIAL POSITION

    Our operating assets, excluding cash and equivalents, decreased to $16,747 million at December 31, 2001, from $17,314 million at December 31, 2000. Operating assets include marketable securities, receivables, inventories and prepaid expenses. The decrease in 2001 partially reflects the impact of translating balance sheet amounts from local currencies to U.S. dollars for reporting purposes. The decrease also reflects a $1,263 million decrease in marketable securities and a reduction in inventories of $117 million, partially offset by a $773 million increase in prepaid expenses. This increase is mainly due to increases in the fair value of derivatives recorded on the balance sheet as required by SFAS 133.

    Current operating liabilities include accounts payable, short-term borrowings, accrued liabilities and insurance reserves (which form part of the normal operations of our insurance business), among other items. The
$3,583 million increase in current operating liabilities from December 31, 2000 to December 31, 2001 is principally the result of the increase of trade and other accounts payable of $963 million, of short-term borrowings of $1,160 million and accrued liabilities and other of $1,460 million. This increase is due to an increase in insurance reserve, as well as the application of SFAS 133, which requires derivative assets and liabilities to be reported on the balance sheet.

    Financing receivables, which includes receivables from leases and loans receivable, increased to $4,263 million at December 31, 2001, from $3,875 million at December 31, 2000. The increase is principally due to a higher level of project financing activity throughout the year that was only partially offset by our cash generation activity late in the year.

    Property, plant and equipment decreased to $3,003 million at December 31, 2001, from $3,243 million at December 31, 2000, primarily reflecting the effect of translating balance sheet amounts into U.S. dollars and normal levels of depreciation and disposition of non-core property, plant and equipment.

    Intangible assets increased to $3,299 million at December 31, 2001, from $3,155 million at December 31, 2000 reflecting an increase in software capitalization and goodwill from acquisitions, which was only partially offset by the amortization expense.

    Investments and other assets increased to $2,265 million at December 31, 2001, from $1,978 million at December 31, 2000. The increase primarily resulted from a higher amount of prepaid pension assets ($162 million contribution to our U.S. pension plan), improved returns on investments in projects with ABB equity participation and a higher amount of deferred tax assets. This increase was partially offset by the sale of most of our interest in b-business partners.

    Our net debt position (defined as borrowings minus cash and equivalents and marketable securities) amounted to $4,077 million at December 31, 2001, compared to $1,757 million at December 31, 2000. The increase in net debt during the year arose due to the need to fund the acquisition of Entrelec, significant investments in Financial Services assets and the purchase of treasury shares.

    At December 31, 2001 and 2000, we had total borrowings, including short-, medium- and long-term borrowings, outstanding of $9,790 million and $7,363 million, respectively. During 2001, our level of borrowings increased significantly during the first nine months mainly due to the financing of the repurchase of our own shares as well as a higher level of activity in project financing. Toward year-end, we decreased our borrowings significantly through a strong increase in our operating cash flow.

    Short-term borrowings, including current maturities of long-term debt, increased by $1,160 million, or 32%, to $4,747 million outstanding at December 31, 2001 from $3,587 million outstanding at December 31, 2000. Long-term borrowings increased by $1,267 million, or 34%, in 2001 to $5,043 million at December 31, 2001 from $3,776 million at December 31, 2000.

    The consolidated statement of cash flows can be summarized into main activities as follows:

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2001       2000       1999
                                                              --------   --------   --------
                                                                     ($ IN MILLIONS)
Cash flows provided by (used in):
Operations..................................................  $ 2,193     $1,022    $ 1,575
Acquisitions, investments, divestitures and discontinued
  operations, net...........................................     (505)       331       (641)
Asset purchases, net of disposals...........................     (609)      (315)      (351)
Other investing activities..................................     (314)      (780)      (321)
Borrowings, net of repayments...............................    2,639        (44)      (525)
Treasury and capital stock transactions.....................   (1,393)       244       (165)
Other financing activities..................................     (569)      (592)      (497)
Effects of exchange rate changes............................      (72)       (84)      (100)
                                                              -------     ------    -------
Increase (decrease) in cash.................................  $ 1,370     $ (218)   $(1,025)
                                                              =======     ======    =======

CASH FLOW FROM OPERATING ACTIVITIES

    Net cash provided by operating activities in 2001 increased by $1,171 million to $2,193 million from $1,022 million in 2000. Income from continuing operations, net of adjustments for non-cash items, decreased by $623 million in 2001, from $1,323 million in 2000 to $700 million in 2001. This was more than offset by net cash provided related to the decrease in net operating assets of $1,493 million in 2001 as compared to the cash outflow related to the increase in net operating assets and liabilities of $301 million in 2000. The increase in net cash provided by operating activities in 2001 was primarily due to the increase in trade payables and non-trade payables. The increase also reflected an increase in insurance reserves (which is a non-cash charge to the income statement), related to our re-insurance business (which form part of the normal operations of our insurance business). Net operating assets include marketable securities held for trading purposes, receivables, inventories, payables and other assets and liabilities. Marketable securities are classified as either trading or available-for-sale. Debt and equity securities that are bought and held principally for the purpose of sale in the near term are classified as trading securities.

    Net cash provided by operating activities decreased by $553 million to $1,022 million at December 31, 2000 from $1,575 million at December 31, 1999. Income from continuing operations, net of adjustments for non-cash items, increased by $159 million from $1,164 million in 1999. This was more than offset by cash outflows related to the increase in net operating assets of $301 million in 2000 as compared to cash provided by the decrease in net operating assets of $411 million in 1999. The increase in net operating assets in 2000 was primarily due to the increase in cash tied up in ongoing customer projects where unbilled receivables and inventories, after consideration of advances from customers, exceeded the level experienced in 1999.

CASH FLOW FROM INVESTING ACTIVITIES

    Investing activities include: acquisitions of, investments in and divestitures of businesses; purchases of property, plant and equipment, net of disposals; net investments in marketable securities that are not held for trading purposes; and accounts receivable from leases and third-party loans (financing receivables). Net investments in marketable securities that are not held for trading purposes and financing receivables are summarized in the table above as "other investing activities" and increases in these amounts reflect cash outflows. Net cash used in investing activities decreased by $495 million to $1,218 million in 2001 from $1,713 million in 2000. Net cash used in investing activities decreased by $323 million to $1,713 million in 2000 from $2,036 million in 1999.

    Net cash flow resulting from purchases of, investments in, and divestitures of businesses, and discontinued operations ("business combinations") changed by $836 million to $505 million used in 2001 from $331 million provided in 2000. In 2001, cash used for acquisitions of new businesses totaled $578 million (including $284 million, related to the acquisition of Entrelec) and cash used for discontinued operations totaled $210 million, mainly in the settlement of claims resulting from the asbestos litigation. These cash outflows were only partially offset by disposals of businesses for an amount of $283 million. In 2000, cash used for acquisitions totaling $893 million was more than offset by cash from discontinued operations ($949 million, primarily relating to the divestiture of our remaining interest in ABB ALSTOM POWER and our nuclear power business) and disposals ($275 million, primarily relating to the disposal of our 50% shareholding in ABB ALSTOM POWER), which amounted to $1,224 million.

    Purchases of property, plant and equipment, net of disposals, increased by $294 million to $609 million in 2001 from $315 million in 2000. This increase resulted from reduced proceeds from property, plant and equipment disposals and a return to historical acquisition levels. Purchases of property, plant and equipment, net of disposals, decreased by $36 million in 2000 from $351 million in 1999.

    Cash used in other investing activities decreased by $466 million to $314 million in 2001 as compared to $780 million in 2000. This decrease primarily resulted from a higher level of net proceeds from the sale of marketable securities that are not held for trading purposes, which amounted to $593 million from $53 million in 2000. The increase more than offset a higher level of investments in financing receivables, which increased to $907 million in 2001 from $833 million in 2000 due to a higher level of project financing activity during most of the year.

    Cash used in other investing activities increased by $459 million to $780 million in 2000 as compared to $321 million in 1999. This increase primarily resulted from a lower level of net proceeds from sales of marketable securities that are not held for trading purposes, which decreased by $281 million from $334 million in 1999 to $53 million in 2000. The increase also reflects a higher level of investment in financing receivables, which increased to $833 million in 2000 from $655 million in 1999.

CASH FLOW FROM FINANCING ACTIVITIES

    Our financing activities primarily include net borrowings, both from the issuance of debt securities and directly from banks, treasury and capital stock transactions, and payment of dividends. Net cash provided by financing activities increased by $1,069 million to $677 million provided in 2001 as compared to $392 million used in 2000. Cash provided by long-term borrowings, net of repayments, increased by $3,361 million to $2,708 million provided in 2001 as compared to $653 million repaid in 2000. This was partially offset by a decrease of $678 million in cash flow from borrowings with maturities of 90 days or less from $609 million cash provided in 2000 to $69 million cash used in 2001. During 2001, we used $1,393 million of cash for the purchase of our shares for treasury, offset by proceeds of options to purchase our shares. In April 2001, we paid dividends of $502 million with respect to 2000.

    Net cash used in financing activities decreased by $795 million in 2000 to $392 million from $1,187 million in 1999. The decrease was primarily due to a decrease in the level of net repayments of other borrowings to $653 million in 2000 from $908 million in 1999. The net decrease also reflects a higher level of borrowings, particularly borrowings with a maturity of 90 days or less, at year-end 2000 as compared to year-end 1999.

    During 2000, our net sales of treasury shares and put options provided net cash of $244 million. We hold some of our shares in treasury to provide shares for delivery upon exercise of warrants in future years under our management incentive plan. We used $165 million in cash in

1999 to purchase our shares for this purpose. We paid dividends of $531 million and $503 million in 2000 and 1999, respectively.

RELATED AND CERTAIN OTHER PARTIES

    ABB has participations in joint ventures and affiliated companies, which are accounted for using the equity method. Many of these entities have been established to perform specific functions, such as constructing, operating and maintaining a power plant. In addition to our investment, we may provide products to the project, may act as contractor of the project and may operate the finished product. The entity created generally would receive revenues either from the sale of the final product or from selling the output generated by the product. The revenue usually is defined by a long-term contract with the end user of the output.

    Our risk with respect to these entities is substantially limited to the carrying value of the companies on our consolidated balance sheet. The balance sheet carrying value for the equity accounted companies at December 31, 2001 and 2000 was $718 million and $682 million, respectively.

    Included in financing receivables is notes receivable from related parties at December 31, 2001 and 2000 of $234 million and $239 million, respectively. Notes receivable from related parties amounted to $198 million at March 31, 2002. Loans granted to equity accounted companies are contained in these amounts.

    We retained obligations for performance and other guarantees related to the power generation businesses we contributed to the ABB ALSTOM POWER joint venture. In addition, in connection with a power plant construction project in a business sold to ALSTOM POWER N.V., one of our subsidiaries has issued an advance payment guarantee towards a bank holding funds which are to be drawn down by a consortium led by a subsidiary of ALSTOM POWER. The guarantee was approximately $370 million at December 31, 2001. ALSTOM and its subsidiaries have primary responsibility for performing the obligations that are the subject of the guarantees. In connection with the sale to ALSTOM of our interest in the joint venture in May 2000, ALSTOM and ALSTOM POWER have undertaken to fully indemnify us against any claims arising under such guarantees. As of May 31, 2002, there have been no material claims made under these guarantees.

    In connection with the sale of our nuclear business to British Nuclear Fuels ("BNFL") in 2000, one of our subsidiaries retained obligations under surety bonds relating to the performance by the nuclear business under certain contracts entered into prior to the sale to BNFL. Pursuant to the purchase agreement under which the nuclear business was sold, BNFL is required to indemnify us for any costs and liabilities incurred by us with respect to such bonds. Our total liability under these bonds at December 31, 2001 is approximately $700 million. As of May 31, 2002, there have been no material claims made under these surety bonds. We do not expect to incur significant losses under these surety bonds.

EXCHANGE

    All our local subsidiaries report their financial results in their respective local currencies, and our Consolidated Financial Statements are reported in U.S. dollars. Accordingly, balance sheet items are translated into U.S. dollars using year-end exchange rates, while income statement and cash flow items are translated using average exchange rates for the year.

    We have commercial activities denominated in all major currencies, in particular U.S. dollars, Swiss francs, Euro, Scandinavian currencies, and Japanese yen. In 2001, the Euro continued to weaken against the U.S. dollar, reaching an exchange rate of 0.88 at the end of 2001, with the deterioration in the first half recovering in part in the second half of 2001. The average exchange rate for the year was 0.89. The Swiss franc also declined versus the U.S. dollar in the first half of the year, reaching a low of 0.55 in May and June 2001, with a recovery in the fourth quarter of 2001 reaching an exchange rate of 0.62. However, the Swiss franc declined slightly, closing the year at 0.59. The average Swiss franc exchange rate for 2001 was 0.59. In 2000, the Euro weakened against the U.S. dollar from its opening level of 1.00 to a closing exchange rate of 0.93. The average exchange rate for 2000 was also 0.93. The Swiss franc also declined versus the U.S. dollar in 2000, from an opening level of 0.63 to a year-end closing exchange rate of 0.61. Exchange gains (losses), net, amounted to losses of $5 million, $3 million and $28 million in 2001, 2000 and 1999, respectively, and were recorded as interest expense. Exchange gains (losses), net, includes the re-measurement of certain currencies into functional currencies and the costs of hedging certain balance sheet exposures.

    With respect to cash flows, exchange differences recorded are the result of translating cash and equivalents from year-end to average exchange rates. In 2001 and 2000, this translation resulted in a reduction of $72 million and $84 million, respectively, to our total cash flow.

IMPACT OF INFLATION AND CHANGING PRICES

    Inflation affects our operations in some markets. However, the majority of our revenues, costs and income are derived from economies which have been characterized by low inflation in recent years.

    In high-inflation environments, we are generally able to increase prices to counteract the inflationary effects of increasing costs and to generate sufficient cash flows to maintain our productive capability.

ENVIRONMENTAL CONTINGENCIES AND RETAINED LIABILITIES

    All of our operations, but particularly our manufacturing operations, are subject to comprehensive environmental laws and regulations. Violations of these laws could result in fines, injunctions (including orders to cease the violating operations and to improve the condition of the environment in the affected area or to pay for such improvements) or other penalties. In addition, environmental permits are required for our manufacturing facilities (for example, with respect to wastewater discharge). In most countries in which we operate, environmental permits must be renewed on a regular basis and we must submit reports to environmental authorities. These permits may be revoked, renewed or modified by the issuing authorities at their discretion and in compliance with applicable laws. We have implemented formal environmental management systems at nearly all of our manufacturing sites in accordance with the international environmental management standard ISO 14001, and we believe that we are in substantial compliance with environmental laws, regulations and permits in the various jurisdictions in which we operate, except for such instances of non-compliance that, in the aggregate, are not reasonably likely to be material.

    In a number of jurisdictions, including the United States, we may be liable for environmental contamination at our present or former facilities, or at sites at which hazardous substances generated by our operations were disposed of. In the United States, the Environmental Protection Agency and various state agencies are responsible for regulating environmental matters. These agencies have identified companies in the ABB Group as potentially responsible parties for the costs of cleaning up hazardous substances at a number of sites pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act, the Resource Conservation and Recovery Act and other federal and state environmental laws. As of December 31, 2001, companies within the ABB Group had been named as potentially responsible parties with respect to seven locations, primarily involving soil and groundwater contamination. We do not believe that our aggregate liability in connection with these sites will be material.

    Generally, our liability with regard to any specific site will depend on the number of potentially responsible parties, their relative contributions of hazardous substances or wastes to the site and their financial viability, as well as on the nature and extent of the contamination. Nevertheless, such laws commonly impose liability that is strict, joint and several, so that any one party may be liable for the entire cost of cleaning up a contaminated site.

    In addition, we have retained liability for certain specific environmental remediation costs at two sites in the United States that were operated by our nuclear business, which has been sold to British Nuclear Fuels. Pursuant to the purchase agreement with British Nuclear Fuels, we have retained all of the environmental liabilities associated with our Combustion Engineering subsidiary's Windsor, Connecticut facility and a portion of the environmental liabilities associated with our ABB CE Nuclear subsidiary's Hematite, Missouri facility. The primary environmental liabilities associated with these sites relate to the costs of remediating radiological contamination upon decommissioning the facilities. Such costs are not payable until a facility is taken out of use and generally are incurred over a number of years. Although it is difficult to predict with accuracy the amount of time it may take to remediate radiological contamination upon decommissioning, based on information that British Nuclear Fuels has made publicly available, we believe that it may take approximately six years for this remediation at the Hematite site, from the time of decommissioning. With regard to the Windsor site, we believe the remediation may take until 2008. British Nuclear Fuels has notified the Nuclear Regulatory Commission of its intention to decommission the Hematite facility in 2003. British Nuclear Fuels decommissioned the Windsor facility in 2001 and the process of remediation has begun. At the Windsor site, we believe that a significant portion of such remediation costs will be the responsibility of the U.S. government pursuant to the Atomic Energy Act and the Formerly Used Site Environmental Remediation Action Program because such costs relate to materials used by Combustion Engineering in its research and development work on, and fabrication of, nuclear fuel for the United States Navy. As a result of the sale of the nuclear business, in April 2000 we established a reserve of $300 million in connection with estimated remediation costs related to these facilities. During 2001, approximately $6 million was expended on remediation of the Windsor site.

    Estimates of the future costs of environmental compliance and liabilities are imprecise due to numerous uncertainties. Such costs are affected by the enactment of new laws and regulations, the development and application of new technologies, the identification of new sites for which we may have remediation responsibility and the apportionment of remediation costs among, and the financial viability of, responsible parties. In particular, the exact amount of the responsibility of the U.S. government for the Windsor site cannot reasonably be estimated. It is possible that final resolution of environmental matters may require us to make expenditures in excess of our expectations, over an extended period of time and in a range of amounts that cannot be reasonably estimated. Although final resolution of such matters could have a material effect on our consolidated results of operations in a particular reporting period in which the expenditure is incurred, we believe that these expenditures should not have a material adverse effect on our consolidated financial position.

    We retain ownership of Combustion Engineering, Inc., a subsidiary that formerly conducted part of our divested power generation business and which now owns commercial real estate which it leases to third parties. Combustion Engineering is a co-defendant, together with third parties, in numerous lawsuits pending in the United States in which the plaintiffs claim damages for personal injury arising from exposure to or use of equipment which contained asbestos that Combustion Engineering supplied, primarily during the 1970s and before. Other ABB Group entities are sometimes named as defendants in asbestos claims. These claims, however, are insignificant compared to the Combustion Engineering claims and have not had, and are not expected to have, a material impact on our consolidated financial position or consolidated results of operations. As of December 31, 2001 and 2000, reserves of $940 million and $590 million, respectively, were recorded in respect of asbestos claims and related defense costs. These reserves do not reflect probable insurance recoveries on those claims. We also recorded assets of approximately $150 million and $160 million at December 31, 2001 and 2000, respectively, for probable insurance recoveries, which were established with respect to the claims reserved against. During 2001, Combustion Engineering experienced a significant increase in the level of new claims and higher total and per-claim settlement costs as compared to recent years. This resulted in an increase in the reserves for potential asbestos liabilities by $470 million. Cash payments to resolve Combustion Engineering's asbestos claims were $136 million, $125 million and $67 million in 2001, 2000 and 1999, respectively.

    During the first quarter of 2002, approximately 14,300 new claims were filed against Combustion Engineering, a decrease of 5 percent compared to the fourth quarter of 2001. Approximately 13,500 claims were settled during the period, of which more than 50 percent were settled without payment. Settlement costs prior to reimbursement were approximately $51 million, up from $37 million in the first quarter of 2001. As a result of intensified efforts to identify and settle valid claims and dispute claims that appear baseless, despite the number of new claims filed, the number of pending claims remained at approximately 94,000 at March 31, 2002.

    The ultimate cost of asbestos claims is difficult to estimate with any degree of certainty due to the nature and number of variables associated with asbestos claims. Future consolidated operating results will continue to reflect the effect of changes in estimated claims settlement costs resulting from actual claim activity as well as changes in available insurance coverage. It is reasonably possible that expenditures could be made in excess of established reserves, in a range of amounts that cannot reasonably be estimated. Although the final resolution of any such matters could have a material impact on our reported consolidated results for a particular reporting period, we believe it should not have a material adverse effect on our consolidated financial condition or liquidity. Please see Note 16 to the Consolidated Financial Statements contained elsewhere in this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

                               BOARD OF DIRECTORS

    In accordance with Swiss law, the board of directors of a Swiss corporation is ultimately responsible for the policies and management of the corporation. The board also appoints the executive officers and authorized signatories of the corporation and supervises the management of the corporation. The board of directors may delegate the conduct of day-to-day business operations to individual directors or to third persons, such as an executive committee.

    Our articles of incorporation stipulate that the board of directors must consist of not fewer than seven and no more than 13 members at any time. Swiss law and our articles of incorporation also provide that each director must be a shareholder of ABB. Directors are elected for terms of one year by the shareholders in a shareholders' meeting. Members of the board of directors whose terms of office have expired are immediately eligible for reelection. The board of directors appoints its Chairman and one or more Vice Chairmen as well as the persons entrusted with our management and representation, whom the board of directors is also responsible for removing.

    The following table sets forth the names and the years of birth of our directors and their current positions with ABB.

NAME                                             BORN     CURRENT POSITION
----                                           --------   ----------------
Jurgen Dormann...............................    1940     Chairman
Jorgen Centerman.............................    1951     Director; President and Chief Executive
                                                          Officer
Roger Agnelli................................    1958     Director
Martin Ebner.................................    1945     Director
Hans Ulrich Maerki...........................    1946     Director
Michel de Rosen..............................    1951     Director
Dr. Bernd W. Voss............................    1939     Director
Jacob Wallenberg.............................    1956     Director

    In connection with our group reconfiguration in 1999, a new board of directors was elected on June 26, 1999 to serve the newly created ABB Ltd. The following biographical information regarding our board members refers to June 26, 1999, the beginning of their service for ABB Ltd. Where applicable, these biographies also note the years of service our board members provided to ABB Asea Brown Boveri Ltd, the former parent company of the ABB Group.

    JURGEN DORMANN has been the Chairman of ABB's board of directors since November 2001 and has been a member of ABB's board of directors since June 26, 1999. From 1998 to 1999, he served as a member of the board of directors of ABB Asea Brown Boveri Ltd. He is the chairman of the supervisory board of Aventis. Mr. Dormann is also a member of the boards of directors of Allianz and IBM Corporation. Mr. Dormann is a German citizen.

    JORGEN CENTERMAN has been a member of ABB's board of directors since
March 20, 2001. He has been our President and Chief Executive Officer since January 1, 2001. From September 1998, he was our Executive Vice President responsible for our Automation Segment. From 1993 to 1998, he was Business Area Manager for our global Automation and Drives operations. Previously, he headed the Process Automation business area, headquartered in Stamford, Connecticut. He joined Asea AB in 1976. He is a member of the board of directors of b-business partners B.V. Mr. Centerman is a Swedish citizen.

    ROGER AGNELLI was elected to ABB's board of directors at the annual general meeting of shareholders on March 12, 2002. He is the President and Chief Executive Officer of Companhia Vale do Rio Doce. Mr. Agnelli is a Brazilian citizen.

    MARTIN EBNER has been a member of ABB's board of directors since June 26, 1999. From March 1999 to June 1999, he served as a member of the board of directors of ABB Asea Brown

Boveri Ltd. He is also chairman of the board of directors of BZ Group Holding and Lonza Group. Mr. Ebner is a Swiss citizen.

    MICHEL DE ROSEN was elected to ABB's board of directors at the annual general meeting of shareholders on March 12, 2002. He is chairman of the supervisory board of Paul Capital Partners Royalty Fund, and is a member of the board of directors of Innaphase and Ursinus College. He is the President and Chief Executive Officer of ViroPharma, Inc. Mr. de Rosen is a French citizen.

    HANS ULRICH MAERKI was elected to ABB's board of directors at the annual general meeting of shareholders on March 12, 2002. He is the chairman of IBM Europe/Middle East/Africa and is chairman of the board of directors of Mikron Holding AG. Mr. Maerki is a Swiss citizen.

    DR. BERND W. VOSS was elected to ABB's board of directors at the annual general meeting of shareholders on March 12, 2002. He is a member of the supervisory boards of Dresdner Bank AG, Continental AG, E.ON AG, KarstadtQuelle AG, Preussag AG, Quelle AG, Wacker Chemie GmbH and Allianz AG, and chairman of the board of directors of Bankhaus Reuschel & Co. Dr. Voss is a German citizen.

    JACOB WALLENBERG has been a member of ABB's board of directors since
June 26, 1999. From March 1999 to June 1999, he served as a member of the board of directors of ABB Asea Brown Boveri Ltd. He is also a chairman of the board of directors of Skandinaviska Enskilda Banken, vice-chairman of Investor AB, the Knut and Alice Wallenberg Foundation, Atlas Copco, SAS and Electrolux, and a member of the boards of directors of the Confederation of Swedish Enterprise and the Nobel Foundation. Mr. Wallenberg is a Swedish citizen.

    Messrs. Gerhard Cromme, Robert A. Jeker and Edwin Somm, members of the board of directors during 2001, did not stand for re-election at the Annual General Meeting of Shareholders on March 12, 2002.

                                SENIOR OFFICERS

EXECUTIVE COMMITTEE

    The executive committee is responsible for our day-to-day management and for the formulation of major strategic and commercial decisions. The members of the executive committee are appointed and removed by the board of directors. The following table sets forth the names and the years of birth of the members of the executive committee, their current positions with us and the dates of their initial appointment to their current positions.

                                                                                              YEAR OF
NAME                               BORN                    CURRENT POSITION                 APPOINTMENT
----                             --------   ----------------------------------------------  -----------
Jorgen Centerman...............    1951     President and Chief Executive Officer              2001
Gorm Gundersen.................    1944     Executive Vice President, Head of Oil, Gas and     1998
                                            Petrochemicals Division
Bernhard Jucker................    1954     Executive Vice President, Head of Automation       2002
                                            Technology Products Division
Dinesh C. Paliwal..............    1957     Executive Vice President, Head of Industries       2001
                                            Division
Jan Secher.....................    1957     Executive Vice President, Head of Group            2002
                                            Processes Division
Richard Siudek.................    1946     Executive Vice President, Head of Utilities        2001
                                            Division
Peter Smits....................    1951     Executive Vice President, Head of Power            2001
                                            Technology Products Division
Peter Voser....................    1958     Executive Vice President and Chief Financial       2002
                                            Officer

    JORGEN CENTERMAN. For Mr. Centerman's biography, see above under "--Board of Directors."

    GORM GUNDERSEN has been our Executive Vice President responsible for our Oil, Gas and Petrochemicals Division since September 1998. From 1990 to September 1998, he served as an Executive Vice President at Asea Brown Boveri A/S, a Norwegian subsidiary. Mr. Gundersen is a Norwegian citizen.

    BERNHARD JUCKER has been our Executive Vice President responsible for our Automation Technology Products Division since April 2002. From 2000 to
April 2002, he was the head of the Drives and Power Electronics business area within the Automation Technology Products Division. From 1998 to 2000, he was the Business Unit Manager for our global electrical low-voltage motors and machines. From 1991 to 1998, he was the Business Unit Manager for our global electrical machines business. Mr. Jucker is a Swiss citizen.

    DINESH C. PALIWAL has been our Executive Vice President responsible for our Industries Division since April 2002. Between January 1, 2001 and April 2002, he was our Executive Vice President responsible for our Process Industries division. From 1999, he was responsible for our worldwide activities in the Automation Segment for the paper, printing, metals, mining and cement industries. From 1998 to 1999, he was responsible for our worldwide activities in the Automation Segment for the pulp, paper and printing industries. From 1994 to 1998, he was Vice-President responsible for our automation activities in process industries in China and Northeast Asia. From 1990 to 1994, he was Director of Marketing and Sales for our automation activities for the paper industry in Asia. Prior to 1990, he held several positions in sales and project management. Mr. Paliwal is an Indian citizen.

    JAN SECHER has been our Executive Vice President responsible for our Group Processes Division since April 2002. From January 2001 to April 2002, he was our Executive Vice President responsible for our Manufacturing and Consumer Industries Division. From 2000, he was President of our Flexible Automation business area. In 1999, he was Executive Vice President at ABB AB. From
July 1998 to April 1999, he was President at ABB Satt AB. From April 1998 to December 1999, he was President at ABB Automation Systems AB. From July 1997 to March 1998, he was Vice President and Division Manager at ABB Industrial Systems AB. From 1994 to 1997, he was Vice President and Division Manager at ABB Industry K.K. From 1991 to 1994, he was General Manager at ABB Automation AB. Mr. Secher is a Swedish citizen.

    RICHARD SIUDEK has been our Executive Vice President responsible for our Utilities Division since January 1, 2001. From 1998, he was Country Segment Manager in the United States for the Transmission and Distribution Segments. From 1996 to 1998, he was Business Area Manager responsible for our worldwide activities in nuclear power. From 1991 to 1996, he was President and Vice President of ABB Combustion Engineering. Prior to joining us in 1991, he served as Marketing Manager at Westinghouse Electric Corporation, served various positions in marketing and sales at Westinghouse Nuclear Europe, SA, and served as a Scientific Officer at United Kingdom Atomic Energy Authority. Mr. Siudek is a citizen of the United States.

    PETER SMITS has been our Executive Vice President responsible for the Power Technology Products Division since January 1, 2001. From 1998, he was Senior Vice President, Business Area Manager Distribution Transformers, at ABB
T&D Ltd. From 1994 to 1998, he was President and Country Manager at Asea Brown Boveri SA. From 1990 to 1994, he served as President at Pfleiderer Verkehrstechnik GmbH. From 1988 to 1990, he held several positions at Asea Brown Boveri AG, was Vice-President at ABB Schaltanlagen GmbH and was Business Unit Manager for worldwide substations activities in the our High-Voltage Switchgear business area. From 1980 to 1988, he held several positions at Asea Lepper GmbH. From 1979 to 1980, he served as Divisional Export Sales Manager at Vossen GmbH. From 1978 to 1979, he served as Assistant Accountant in Auditing at Peat, Marwick, Mitchell & Co. (KPMG). Mr. Smits is a German citizen.

    PETER VOSER was appointed our Executive Vice President and Chief Financial Officer in March 2002. Mr. Voser was Chief Financial Officer of Shell Europe Oil Products from 1999 until early 2001, when he became Chief Financial Officer of Shell Oil Products. Mr. Voser is a Swiss citizen.

GROUP SENIOR OFFICERS

    The following table sets forth the names of our Group senior officers, their current positions with us and the dates of their initial appointment to their current positions.

                                                                                          YEAR OF
NAME                             CURRENT POSITION                                       APPOINTMENT
----                             ----------------                                       -----------
Markus Bayegan.................  Chief Technology Officer                                  2001
Beat Hess......................  General Counsel, Head of Group Function Legal and         2001
                                 Compliance
Sune Karlsson..................  Head of Group Function Large Projects                     2001
Alfred Storck..................  Head of Group Function Corporate Finance and Taxes        2001

    MARKUS BAYEGAN has been our Chief Technology Officer since January 2001. From 2000 until our realignment in January 2001, he was Executive Vice President responsible for our research and development activities worldwide. From 1998 to 2000, he served as Senior Corporate Officer for our group research and development activities worldwide. From 1994 to 1998, he served as Senior Vice President of Technology for our Building Technologies Segment. From 1987 to 1998, he served as president of ABB Corporate Research, A/S, a Norwegian subsidiary. From 1985 to 1998, he was Professor in Electronics Manufacturing at the Norwegian Institute of Technology. Prior to joining us, he was employed by EB Corporation, a Norwegian electromechanical and telecommunication company that we acquired. Mr. Bayegan is a Norwegian citizen.

    BEAT HESS has been our General Counsel since 1988. He assumed his position after the merger of BBC Brown Boveri AG and Asea AB in 1988. In January 2001, he was appointed Head of Group Function Legal and Compliance and has acted as the Secretary of the ABB Ltd Board of Directors since 1998. Mr. Hess is a Swiss citizen.

    SUNE KARLSSON has been our Head of Group Function Large Projects since January 2001. From 1997 until 2000, he was our Executive Vice President and Member of the Group Executive Committee responsible for the Power Transmission and Distribution Segments. From 1992 until 1996, he was Executive Vice President of Power Transmission ABB Germany and responsible for Customer Focus Program ABB worldwide. From 1988 until 1992, he was Executive Vice President of Power Transmission ABB Germany and Business Area Manager of ABB Power Transformers. In 1988, he was President of ABB Transformers, Ludvika and Business Area Manager of ABB Power Transformers. From 1985 until 1988, he was President of Transformer Operations and Business Area Manager of Asea Transformers in Asea Ludvika. From 1983 until 1985, he was General Manager of Transformer Operations in Asea Lepper, Bad Honnef. Previously, from 1980 until 1983, he was Production Manager of Transformers Division in Asea Ludvika. From 1972 until 1980, he worked for Asea Vasteras as Project, Planning and Workshop Manager. Mr. Karlsson is a Swedish citizen.

    ALFRED STORCK has been our Group Tax Officer since 1988 (merger of BBC Brown Boveri AG and Asea AB). In 1997, Alfred Storck assumed in addition the position as head of Corporate Finance. In January 2001, he was appointed Head of Group Function Corporate Finance and Taxes. Mr. Storck is a German citizen.

                        DUTIES OF DIRECTORS AND OFFICERS

    The directors and officers of a Swiss corporation are bound, as specified in the Swiss Federal Code of Obligations, to perform their duties with all due care, to safeguard the interests of the corporation in good faith, and to extend equal treatment to shareholders in like circumstances.

    The Swiss Federal Code of Obligations does not specify what standard of due care is required of the directors of a corporate board. However, it is generally held in Swiss doctrine and jurisprudence that the directors must have the requisite capability and skill to fulfill their function, and must devote the necessary time to the discharge of their duties. Moreover, the directors must exercise all due care that a prudent and diligent director would have taken in like circumstances. Finally, the directors may not take any actions that may be harmful to the corporation. Our articles of incorporation do not provide for the retirement or non-retirement of directors under an age-limit requirement.

EXERCISE OF POWERS

    The directors as well as other persons authorized to act on behalf of a Swiss corporation may perform all legal acts on behalf of the corporation which the business purpose may entail. Pursuant to court practice, the directors may take any action that is not outright excluded by the business purpose of the corporation. In so doing, however, the directors must still pursue the duty of due care and the duty of good faith described above. The board of directors must extend equal treatment to its shareholders in like circumstances. Our articles of incorporation do not contain provisions concerning a director's power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

CONFLICTS OF INTEREST

    Swiss law does not have a general provision on conflicts of interest. However, the Swiss Federal Code of Obligations requires directors and officers to safeguard the interests of the corporation and, in this connection, imposes a duty of care and good faith on directors and officers. This rule is generally understood as disqualifying directors and officers from participating in decisions, other than in the shareholders' meeting, that directly affect them. However, our articles of incorporation do not limit our directors' power to vote on a proposal, arrangement or contract in which the director is materially interested. Directors and officers are personally liable to the corporation for any breach of these provisions. In addition, Swiss law contains provisions under which the members of the board of directors and all persons engaged in the management of ABB are liable to the company, to each shareholder and to the company's creditors for damages caused by any intentional or negligent violation of their duties.

CONFIDENTIALITY

    Confidential information obtained by directors and officers of a corporation in such capacity must be kept confidential during and after their term of office.

SANCTIONS

    If directors and officers transact on behalf of the corporation with BONA FIDE third parties in violation of their statutory duties, the transaction is nevertheless valid as long as it is not outright excluded by the corporation's business purpose. Directors and officers acting in violation of their statutory duties--whether transacting with BONA FIDE third parties or performing any other acts on behalf of the company--may, however, become liable to the corporation, its shareholders and (in bankruptcy) the creditors for damages. The liability is joint and several, but the courts may apportion the liability among the directors in accordance with their degree of culpability.

    In addition, Swiss law contains a provision under which payments made to a shareholder or a director or any person(s) associated therewith other than at arm's length must be repaid to the company if the shareholder or director was acting in bad faith.

    If the board of directors lawfully delegated the power to carry out day-to-day management to a different corporate body, E.G., the executive board, it is not liable for the acts of the members of that different corporate body. Instead, the directors can only be held liable for their failure to properly select, instruct and supervise the members of that different corporate body.

                                  COMPENSATION

    For the year ended December 31, 2001, the persons who served as members of our board of directors and executive committee received an aggregate amount of CHF 20,848,500 ($12,560,851 at December 31, 2001) as compensation for services in all capacities. This includes compensation accrued with respect to the 2001 fiscal year but paid during the 2002 fiscal year, and excludes the pension and other benefits paid to our former chief executive officer, Goran Lindahl, in 2001 described below under "Recent Developments."

BOARD OF DIRECTORS

    For the period from the Annual General Meeting in 2001 to the Annual General Meeting in 2002, board members' compensation was fixed as follows:

    - Chairman: CHF 1,500,000 (reduced in November 2001 to CHF 1,000,000)

    - Vice Chairman: CHF 400,000

    - Member: CHF 250,000

    - Committee Member: CHF 50,000

Payments to board members are made in May and November of each year.

    Board members receive at least 50% (and may elect to receive a higher ratio) of their compensation in shares. In 2001, over 90% of the compensation received by directors was received in shares and as of December 31, 2001, a total of 247,887 shares were held for the account of active board members. The aggregate annual gross compensation paid to board members in shares and cash amounted to CHF 3,150,000 ($1,897,819 at December 31, 2001). Board members do not receive pension benefits and are not eligible to participate in our management incentive plan.

EXECUTIVE COMMITTEE

    Members of the executive committee receive annual base compensation. In addition, they are eligible for annual bonus compensation, which depends on the performance of the individual area of responsibility of each executive committee member and of the ABB Group and, in certain cases, on a qualitative appreciation of a member's achievements. In 2001, the persons who served on the executive committee received an aggregate of CHF 17,698,500 ($10,663,032 at December 31, 2001) in base compensation and bonus. For 2001, compensation to our president and chief executive officer consisted of a base salary of CHF 1,500,000 and a bonus amount of CHF 1,500,000, and total compensation to the other members of the executive committee amounted to CHF 14,698,500 ($8,855,585 at December 31, 2001), including bonus amounts relating to 2001 performance that were paid in 2002.

    In addition to receiving annual base and bonus compensation, members of the executive committee may participate in a management incentive plan providing for subscription to warrants or warrant appreciation rights. In 2001, members of the executive committee received warrants representing the future right to acquire 1,000,000 shares and warrant appreciation rights representing the future right to receive the cash equivalent to the market price of 7,500,000 warrants.

    Executive committee members also enjoy pension benefits in accordance with Swiss social security legislation and, depending on seniority, certain additional benefits under supplementary benefit programs. More than 75% of our pension obligations with respect to executive committee members are funded, and we have reserved for the remaining obligations on our balance sheet. On average, yearly pension payments to members of the executive committee do not exceed 50% of their remuneration when retiring from their position with ABB at pension age. In 2001, we incurred costs for pension contributions of CHF 12,099,517 ($7,195,583 at December 31, 2001) with respect to pension benefits for executive committee members.

    Executive committee members receive customary additional benefits such as a company car and health insurance compensation, which are not material in the aggregate.

RECENT DEVELOPMENTS

    In February 2002, our board of directors completed a reassessment of certain pension and other benefits of former chief executive officers Percy Barnevik and Goran Lindahl. Mr. Barnevik received approximately CHF 148 million (approximately $88 million) of pension benefits following his resignation as chief executive officer in 1996, and Mr. Lindahl was to receive approximately CHF 85 million (approximately $51 million) of pension and other benefits following his resignation as chief executive officer in 2000. The board's reassessment followed a detailed review of these payments, and the board determined that restitution should be sought of amounts paid and amounts still payable should be withheld. In March 2002, we reached agreements with Mr. Barnevik who agreed to return CHF 90 million (approximately $54 million) to us, and with Mr. Lindahl who agreed that his pension and other benefits would be reduced by CHF 47 million (approximately $28 million). These amounts will be recorded in our earnings during the year ended December 31, 2002 and were determined through actuarial calculations, external benchmarking of European chief executive officer compensation and negotiations. In this paragraph, amounts in Swiss francs have been translated into U.S. dollars at a rate of $1.00 = CHF 1.6743, the average of the noon buying rates for Swiss francs in March 2002.

    We believe that the compensation and pension levels of our current ABB Group executives comply with prevailing European practices, and we have recently established a Nomination and Compensation Committee to monitor our compensation practices. See "--Board Practices."

                           MANAGEMENT INCENTIVE PLAN

    We have a management incentive plan under which approximately 1,000 key employees received warrants and warrant appreciation rights for no consideration over the course of six launches from 1998 to 2001. The warrants are exercisable for shares at a predetermined price, not less than the fair market value as of the date of grant.

    Participants may also sell the warrants rather than exercise the right to purchase shares. Equivalent warrants are listed on the SWX Swiss Exchange, which facilitates valuation and transferability of warrants granted under the management incentive plan.

    Each warrant appreciation right entitles the holder to an amount in cash equal to the market price of one equivalent warrant on the SWX Swiss Exchange. Warrant appreciation rights are not transferable. Participants may exercise or sell warrants or exercise warrant appreciation rights only during the 30 days immediately following publication of our interim or annual results. No exercise or sale is permitted until after the vesting period, which is three years from date of grant, although vesting restrictions can be waived in the event of death, disability or divorce. All warrants and warrant appreciation rights expire six years from the date of grant.

    As of May 31, 2002, the warrants outstanding represented the participants' future right to acquire 19,642,951 of our shares, including the future right of the current members of our executive committee to acquire an aggregate of 1,877,562 shares. Also on that date, the warrant appreciation rights represented the participants' future right to receive the cash equivalent to the market price of 100,792,320 warrants, including the future right of the current members of our executive committee to receive the cash equivalent to the market price of 7,281,250 warrants. In order to meet our obligations under outstanding and exercisable warrants, we held 1,507,870 shares in treasury as of May 31, 2002. In addition, as of May 31, 2002, the board of directors has allocated 40,000,000 contingent shares in support of the management incentive plan. We generally hold sufficient cash settled call options to meet our obligations under outstanding warrant appreciation rights. We held 100,792,320 cash settled call options as of May 31, 2002, in connection with the exercise of warrant appreciation rights outstanding under the management incentive plan.

    The amounts of warrants outstanding include those instruments held by employees of ABB ALSTOM POWER, a discontinued operation. Under the terms and conditions of the management incentive program, employees of ABB ALSTOM POWER retain their entitlements in the management incentive plan.

    Currently 10,538,000 warrants representing the right to purchase 6,832,839 shares and 8,520,000 warrant appreciation rights are exercisable.

    The following table sets forth the number of warrants outstanding under the management incentive plan as of May 31, 2002.

                         WARRANTS      EXERCISE RATIO      NUMBER OF SHARES
LAUNCH (YEAR)           OUTSTANDING   (WARRANTS:SHARES)   UNDERLYING WARRANTS   EXERCISE PRICE (CHF)   EXPIRATION DATE
-------------           -----------   -----------------   -------------------   --------------------   ---------------
       1 (1998)           4,743,000(1)     1:0.6484             3,075,361(1)            30.89             01/15/04
       2 (1998)           5,795,000(1)     1:0.6484             3,757,478(1)            25.54             12/10/04
       3 (1999)           4,648,060       1:0.2000                929,612               37.50             06/10/05
       4 (1999)          15,115,000       1:0.2000              3,023,000               41.25             11/11/05
       5 (2000)          21,150,000       1:0.2000              4,230,000               53.00             06/13/06
       6 (2001)          23,137,500       1:0.2000              4,627,500               17.00             12/10/07

------------------------

(1) All of the warrants from Launch 1 and 2, representing the right to purchase 6,832,839 shares, are currently exercisable.

    The following table sets forth the number of warrant appreciation rights outstanding under the management incentive plan as of May 31, 2002.

                        WARRANTS APPRECIATION RIGHTS
LAUNCH (YEAR)                  OUTSTANDING(1)          EXPIRATION DATE
-------------           ----------------------------   ---------------
       1 (1998)                   3,542,000               01/14/04
       2 (1998)                   4,978,000               12/09/04
       3 (1999)                     592,320               06/09/05
       4 (1999)                  19,150,000               11/10/05
       5 (2000)                  33,895,000               06/12/06
       6 (2001)                  38,635,000               12/09/07

------------------------

(1) Each warrant appreciation right represents a participant's future right to receive the cash equivalent of the equivalent market price of warrants exercisable at the following exercise ratios and prices:

                            EXERCISE RATIO        EXERCISE PRICE
LAUNCH (YEAR)             (WARRANTS: SHARES)          (CHF)
-------------           -----------------------   --------------
       1 (1998)                 1:0.6484              30.89
       2 (1998)                 1:0.6484              25.54
       3 (1999)                 1:0.2000              37.50
       4 (1999)                 1:0.2000              41.25
       5 (2000)                 1:0.2000              53.00
       6 (2001)                 1:0.2000              17.00

                                SHARE OWNERSHIP

    As of May 31, 2002, the current members of our board of directors and executive committee owned an aggregate of 141,906 shares, representing less than 1% of our total shares outstanding. As discussed above, the current members of our executive committee own warrants representing the future right to acquire an aggregate of 1,877,562 shares, representing the right to acquire less than 1% of our total shares outstanding. The members of our board of directors are not entitled to participate in our management incentive plan.

    Share amounts provided in this section do not include the shares beneficially owned by BZ Group Holding Limited, of which Mr. Ebner is chairman. See "Item 7. Major Shareholders and Related Party Transactions--Major Shareholders."

                                BOARD PRACTICES

    Scheduled board meetings take place five times per year. Extraordinary meetings are held each year as necessary. During 2001, six board meetings were held. Written documentation covering the various items of the agenda for each board meeting is sent out in advance to each board member in order to allow the member time to study the respective matters prior to the meetings. Decisions made at the board meetings are recorded in written minutes of the meetings.

    In the first quarter of 2002, our board of directors established two committees, the Finance and Audit Committee and the Nomination and Compensation Committee. The committees are to present their findings to the board.

    The Finance and Audit Committee oversees the financial reporting processes and accounting practices, evaluates the independence, objectivity and effectiveness of external and internal auditors, reviews audit results and monitors compliance with the laws and regulations governing the preparation of our financial statements, and assesses the processes relating to our risk management and internal control systems. Mr. Voss is the Chairman of the Finance and Audit Committee, and Messrs. Wallenberg and Agnelli are members.

    The Nomination and Compensation Committee develops and maintains a regular succession scheme for board membership and the Chief Executive Officer position and nominates candidates for these positions. It further develops compensation guidelines and reviews benefit plans for the members of the executive committee and for senior staff and assesses the specific compensation received by the members of the board of directors and the executive committee. Mr. Dormann is the Chairman of the Nomination and Compensation Committee, and Messrs. Ebner and Maerki are members.

    Mr. Centerman has an agreement with ABB that provides for benefits upon termination of his employment. Under the terms of the agreement, either
Mr. Centerman or ABB may terminate his employment by giving 12 months' written notice. If Mr. Centerman's employment is terminated by ABB, he will continue to receive compensation for a period of two years from the date on which notice is given, amounting to his base salary at the time of the notice and a yearly incentive bonus based on his average incentive bonus for the two years preceding the year in which notice is given.

    Except as described above, no director has a service contract with us providing for benefits upon termination of employment.

                                   EMPLOYEES

    A breakdown of employees by geographic region for the years ended December 31, 2001, 2000 and 1999 is as follows:

REGION                                                     2001       2000       1999
------                                                   --------   --------   --------
Europe.................................................  102,500    105,500    104,500
The Americas...........................................   27,000     27,500     28,500
Asia...................................................   16,500     17,500     18,500
Middle East and Africa.................................   10,500     10,500     10,000
                                                         -------    -------    -------
Total..................................................  156,500    161,000    161,500
                                                         =======    =======    =======

    As of March 31, 2002, we employed approximately 151,800 people. Some of our employees are represented by labor unions or are the subject of collective bargaining agreements. We believe that our employee relations are good.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

                               MAJOR SHAREHOLDERS

    To our knowledge, as of June 1, 2002, the following person held 5% or more of our total share capital:

                                                                     TOTAL
                                                                 PERCENTAGE OF
NAME                                              AMOUNT OWNED   SHARE CAPITAL
----                                              ------------   -------------
BZ Group Holding Limited(1).....................  133,777,434         11.1%

------------------------

(1) BZ Group Holding Limited filed a Schedule 13G on February 14, 2002, reporting ownership of the number of shares indicated above. Mr. Ebner, a member of our board of directors, is the Chairman of BZ Group Holding Limited. This does not include 32,223 shares owned by Mr. Ebner as an individual and earned as compensation for services as a member of our board of directors. See "Item 8. Directors, Senior Management and Employees--Board of Directors--Compensation."

    Under the articles of incorporation of ABB Ltd, each registered share represents one vote. Major shareholders do not have different voting rights.

    To our knowledge, we are not directly or indirectly owned or controlled by any government or by any other corporation or person.

    Under the Swiss Stock Exchange Act, shareholders and groups of shareholders acting in concert who reach, exceed or fall below the thresholds of 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of the voting rights of a Swiss listed corporation must notify the corporation and the exchange(s) in Switzerland on which such shares are listed of such holdings in writing within four trading days, whether or not the voting rights can be exercised. Following receipt of such a notification, the corporation must inform the public within two trading days.

    An additional disclosure requirement exists under the Swiss Federal Code of Obligations, according to which we must disclose individual shareholders and groups of shareholders and their shareholdings if they hold more than 5% of all voting rights and we know or have reason to know of such major shareholders. Such disclosures must be made once a year in the notes to the financial statements as published in our annual report.

    At May 15, 2002, we had approximately 241,000 shareholders. Approximately 800 were U.S. holders, of which approximately 600 were record holders. Based on the share register, U.S. record holders (including holders of American Depositary Shares) held approximately 1.6% of the total number of shares issued, including treasury shares, at that date.

                           RELATED PARTY TRANSACTIONS

    In the normal course of our industrial activities, we sell products and derive certain other revenues from companies in which we hold an equity interest. The revenues derived from these transactions are not material for ABB Ltd. In addition, in the normal course of our industrial activities, we purchase products from companies in which we hold an equity interest. The amounts involved in these transactions are not material for ABB Ltd. Also, in the normal course of our industrial activities, we will engage in transactions with businesses that we have divested. We believe that the terms of the transactions we conduct with these companies are negotiated on an arm's length basis.

    At December 31, 2001, ABB Ltd had granted loans to unconsolidated related parties amounting to approximately $234 million. Notes receivable from related parties amounted to $198 million at March 31, 2002. At March 31, 2002, ABB had a note receivable of $42 million with Termobarranquilla S.A. Empresa de Servicios Publicos, Colombia, an equity accounted company in which ABB holds a 29% interest. All other loans with related parties amounted to less than $30 million at that date.

    In June 2000, we entered into a share subscription agreement to acquire a 42% interest in b-business partners B.V., a venture capital fund formed to invest in and develop business-to-business e-commerce companies across Europe. Pursuant to the terms of the agreement, we committed to invest a total of $278 million, of which $69 million was paid in 2000 and $134 million was paid during the first half of 2001. In December 2001, Investor AB, another founding shareholder of the fund, acquired 90% of our investment and capital commitments for approximately book value, or $166 million in cash. After this transaction, b-business partners repurchased 50% of all its outstanding shares, which resulted in a return of capital to us of $10 million. After these transactions, we retain a 4% investment in b-business partners and we are committed to provide additional capital to it of $3 million. Further, b-business partners retains a put right to cause us to repurchase 150,000 shares of b-business partners at a cost of approximately $13 million. At the time of these transactions, Percy Barnevik, the former chairman of the board of directors of ABB, was the chairman of Investor AB. Jorgen Centerman, our President and Chief Executive Officer, is a member of the board of directors of b-business partners.

    In December 2001 we entered into, and in April 2002 we amended and restated, a $3,000 million 364-day revolving credit facility. Skandinaviska Enskilda Banken is one of the lenders under the credit facility with a $155 million commitment representing approximately 5% of the total commitment available to us under the credit facility. Mr. Jacob Wallenberg, a member of our board of directors, is the chairman of the board of directors of Skandinaviska Enskilda Banken.

ITEM 8.  FINANCIAL INFORMATION

            CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

    See "Item 18. Financial Statements" for a list of financial statements contained in this annual report.

                               LEGAL PROCEEDINGS

    We are involved in legal proceedings from time to time incidental to the ordinary conduct of our business. These proceedings principally involve matters relating to warranties, personal injury, damage to property, environmental liabilities and intellectual property rights.

    We retain ownership of Combustion Engineering, Inc., a subsidiary that formerly conducted part of our divested power generation business and which now owns commercial real estate which it leases to third parties. Combustion Engineering is a co-defendant, together with third parties, in numerous lawsuits pending in the United States in which the plaintiffs claim damages for personal injury arising from exposure to or use of equipment which contained asbestos that Combustion Engineering supplied, primarily during the 1970s and before.

    It can be expected that additional asbestos-related claims will continue to be asserted. The ultimate cost of these claims is difficult to estimate with any degree of certainty due to the nature and number of variables associated with these claims. Some of the factors affecting the reliability of estimating the potential cost of claims are the rate at which new claims are filed, the impact of court rulings and legislative action, the extent of the claimants' association with Combustion Engineering's or other defendants' products, equipment or operations, the type and severity of the disease suffered by the claimant, the method of resolution of such cases, the financial condition of other defendants and the availability of insurance to recover the costs, until the policy limits are exhausted. As of December 31, 2001, there were approximately 94,000 cases pending (2000: 66,000) against Combustion Engineering, which amount includes 15,000 claims that we treat as settled but under which there are continuing payments (2000: 8,500). Approximately 55,000 new claims were made in 2001 (2000: 39,000) and approximately 27,000 claims were resolved in 2001 (2000: 34,000). In 2001, the average payment per claim in which a payment was made was $6,069 which represented a 26% increase in the average payment per claim of $4,833 in 2000. Approximately $12.8 million, $10.5 million and $8.2 million in administration and defense costs were incurred in 2001, 2000 and 1999, respectively.

    In response to the increase in asbestos claims, Combustion Engineering has intensified its efforts to identify the claims that are valid and the claims that appear to be invalid. Combustion Engineering generally settles valid claims and, increasingly, will challenge claims that appear to be invalid. The level of invalid claims appears to be increasing. This change in approach, in part, explains the reasons for the decrease in claims settled in 2001 and the increase in the per claim settlement amount.

    Other ABB Group entities are sometimes named as defendants in asbestos claims. These claims are insignificant compared to the Combustion Engineering claims and have not had, and are not expected to have, a material impact on our financial position or results of operations. Based on information provided by our insurance carriers, as of December 31, 2001, there were approximately 7,500 cases pending (2000: 6,000) against these entities. Approximately 1,900 new claims were made against these entities in 2001 (2000: 700) and approximately 200 such claims were resolved in 2001 (2000: 150).

    A reserve is maintained to cover estimated costs for the asbestos claims and an asset is recorded representing estimated insurance reimbursement. The reserve represents management's estimate of the costs associated with asbestos claims, including defense costs, based on historical claims trends, available industry information and incidence rates of new claims. As a result of changes in management's expectations regarding the foreseeable future that claims would continue to be incurred, the estimates were modified in 1999 to extend the period over which current and future claims were expected to be settled from 7 to 11 years. This revision better reflected anticipated claim settlement costs in light of the number and type of claims being filed at that time and the allocation of such claims to all available insurance policies. As a result of that revision, an additional accrual of approximately $300 million was recorded in 1999 which is included in the results of discontinued operations. During 2000, the level of new claims and settlement costs increased as compared to previous levels. Consequently, a charge of approximately $70 million was recorded in 2000, which is included in the results of discontinued operations, related to higher costs than were expected during that period. Based on the significant increase in new claims and settlement costs experienced in 2001 described above, an additional charge of $470 million was recorded in 2001, which is included in the results of discontinued operations. Because of the uncertainty as to the causes of the substantial increase in claims filed against Combustion Engineering in recent periods, the estimation of future claims to be resolved is subject to substantially greater uncertainty.

    At December 31, 2001 and 2000, reserves of approximately $940 million and $590 million, respectively, were recorded for all asbestos-related claims. Receivables of $150 million and $160 million at December 31, 2001 and 2000, respectively, were recorded for probable insurance recoveries with respect to such claims. Allowances against the insurance receivables are established at such time as it becomes likely that insurance recoveries are not probable.

    Cash payments to resolve Combustion Engineering's asbestos claims were $136 million, $125 million and $67 million in 2001, 2000 and 1999, respectively.

    It is expected that Combustion Engineering's insurers will reimburse approximately $43 million and $48 million, respectively, of payments made to resolve Combustion Engineering's asbestos claims in 2001 and 2000, respectively.

    During the first quarter of 2002, approximately 14,300 new claims were filed against Combustion Engineering, a decrease of 5 percent compared to the fourth quarter of 2001. Approximately, 13,500 claims were settled during the period, of which more than 50 percent were settled without payment. Settlement costs prior to reimbursement were approximately $51 million, up from $37 million in the first quarter of 2001. As a result of intensified efforts to identify and settle valid claims and dispute claims that appear baseless, despite the number of new claims filed, the number of pending claims remained at approximately 94,000 at March 31, 2002.

    Estimating the insurance recovery is inherently uncertain and depends on a number of factors, including the potential for disputes over coverage issues with the insurance carriers, the principles of law which would be likely to apply in resolving such disputes, the amount which will be received under agreements which settled such disputes in prior periods, the timing and amount of asbestos claims which may be made in the future, the financial solvency of the underlying insurance providers and the amount which may be paid to settle or otherwise dispose of those claims. These factors are beyond our control and changes in these factors could materially affect Combustion Engineering's insurance recoveries.

    Our management has considered the financial viability and legal obligations of Combustion Engineering's insurance carriers and concluded that, except for those insurers that have become or may become insolvent, the insurers will continue to fund their portion of the claims costs relating to asbestos litigation settlements. Accordingly, the expected amounts of insurance recoveries are recognized on an undiscounted basis. Combustion Engineering will fund defense costs. Over time, as available coverage under Combustion Engineering's insurance policies is utilized against asbestos claims payments, the portion of the cost of resolving asbestos claims that will be recovered under Combustion Engineering's insurance policies will be reduced.

    Future operating results will continue to reflect the effect of changes in estimated claims costs resulting from actual claim activity as well as changes in available insurance coverage. It is reasonably possible that expenditures could be made, in excess of established reserves, in a range of amounts that cannot reasonably be estimated. Although the final resolution of any such matters could have a material impact on our reported results for a particular reporting period, we believe the litigation should not have a material adverse effect on our consolidated financial condition or liquidity.

    ABB Barranquilla, a subsidiary of our Equity Ventures subsidiary, is an equity investor in Termobarranquilla S.A., Empresa de Servicios Publicos (TEBSA), which owns a Colombian independent power generation project known as Termobarranquilla. The other shareholders of TEBSA include Corporacion Electrica de la Costa Atlantica (CORELCA), a government-owned Colombian electric utility. CORELCA also purchases the electricity produced from the Termobarranquilla project. In addition to our equity investment, our former power generation business was engineering, procurement and construction contractor for Termobarranquilla. The project was awarded to us and another company, as joint bidders, after a competitive bidding process in 1994. The co-bidder manages the operation and maintenance of the facility. We entered into agreements with the co-bidder for a sharing and reallocation of a portion of the amounts paid to us and to the co-bidder under the engineering, procurement and construction contract and the operation and maintenance contract. These agreements were not disclosed at the time to CORELCA. They also were not disclosed at the time to the lenders who provided financing to TEBSA for the project, including U.S. Overseas Private Investment Corporation and U.S. Export Import Bank, as required pursuant to the lending documents.

    We have been engaged in ongoing discussions of this matter with the project lenders and the other shareholders of TEBSA since September 2000. Although we cannot yet be certain what the outcome of the discussions will be, to date there has been no indication that this matter will lead to a significant dispute between us and CORELCA or the project lenders. To date, TEBSA has met its payment obligations to the project lenders. ABB Barranquilla has invested
$67.7 million in TEBSA and has a contingent commitment to invest up to an additional $21 million if TEBSA cannot meet its obligations.

    In April 2001, pursuant to an agreement with the Antitrust Division of the U.S. Department of Justice, one of our subsidiaries, ABB Middle East and Africa Participations AG entered a guilty plea in the Federal District Court for the Northern District of Alabama to violating the antitrust laws by agreeing with other contractors to the coordination of bids on, and allocation among themselves of, a number of construction projects in Egypt, primarily in the late 1980s and early 1990s, that were financed by agencies of the U.S. government. We cooperated fully in this investigation and provided information to the Antitrust Division. Our subsidiary ABB SUSA, which bid on a number of the projects in question, concluded an agreement with the Civil Division of the Department of Justice to resolve civil claims related to this matter. In connection with these resolutions, we agreed to pay a fine and civil damages in a total amount of approximately $63 million. In accordance with Accounting Principles Board Opinion No. 21, INTEREST ON RECEIVABLES AND PAYABLES, the discounted present value of this settlement amount of approximately $57 million was recognized in our financial statements for the period ended December 31, 2000. These matters did not have a material adverse effect on our consolidated financial position.

                         DIVIDENDS AND DIVIDEND POLICY

    See "Item 3. Key Information--Dividends and Dividend Policy."

                              SIGNIFICANT CHANGES

    Except as otherwise described in this annual report, there has been no significant change in our financial position since December 31, 2001.

ITEM 9. THE OFFER AND LISTING

                                    MARKETS

    The shares of the newly created ABB Ltd have been listed on the SWX Swiss Exchange, the London Stock Exchange and the Frankfurt Stock Exchange since
June 28, 1999, the Stockholm Stock Exchange since June 22, 1999 and the New York Stock Exchange (in the form of American Depositary Shares, or ADSs) since
April 6, 2001.

    Our ADSs are issued under a deposit agreement with Citibank, N.A. as depositary. Each ADS represents one share.

                                TRADING HISTORY

    The principal market for our shares is virt-x, where our shares are traded under the symbol "ABBN." Our ADSs are traded on the New York Stock Exchange under the symbol "ABB." The table below sets forth, for the periods indicated, the reported high and low closing sale prices for the shares on virt-x and for the ADSs on the New York Stock Exchange.

                                                                                                                 NEW YORK
                                                                                      VIRT-X                  STOCK EXCHANGE
                                                                              ----------------------      ----------------------
                                                                                HIGH          LOW           HIGH          LOW
                                                                              --------      --------      --------      --------
                                                                                      (CHF)                      (U.S. $)
ANNUAL HIGHS AND LOWS
1999 (from June 28, 1999)...................................................   48.69         33.94
2000........................................................................   54.50         37.94
2001........................................................................   44.38         10.00         18.95(1)       6.48(1)

QUARTERLY HIGHS AND LOWS
2000
                        First Quarter.......................................   54.50         43.00
                        Second Quarter......................................   54.00         44.50
                        Third Quarter.......................................   52.56         40.38
                        Fourth Quarter......................................   43.56         37.94

2001
                        First Quarter.......................................   44.38         28.63
                        Second Quarter......................................   33.10         25.00         18.95(1)      14.20(1)
                        Third Quarter.......................................   27.60         10.20         15.33          6.91
                        Fourth Quarter......................................   19.05         10.00         11.45          6.48

2002                    First Quarter.......................................   18.30         11.00         11.11          6.60

MONTHLY HIGHS AND LOWS
2001
                        December............................................   19.05         15.00         11.33          9.40

2002
                        January.............................................   18.30         14.75         11.11          8.65
                        February............................................   14.50         11.00          8.50          6.60
                        March...............................................   14.75         12.00          8.85          7.34
                        April...............................................   15.75         12.60          9.50          7.84
                        May.................................................   15.35         14.10          9.77          8.86
                        June (through June 25)..............................   14.25         12.15          9.04          8.30

------------------------

(1) From April 6, 2001.

            LISTING ON THE SWX SWISS EXCHANGE AND TRADING ON VIRT-X

    Our shares are listed on the main board of the SWX Swiss Exchange and are included in the Swiss Market Index, a capitalization-weighted index of the shares of 27 large Swiss corporations currently traded on virt-x. We are subject to the regulations and listing rules of the SWX Swiss Exchange.

    The SWX Swiss Exchange was founded in 1993 as the successor to the local stock exchanges of Zurich, Basel and Geneva. Trading in foreign equities and derivatives began in December 1995. In August 1996, the SWX Swiss Exchange introduced full electronic trading in Swiss equities, derivatives and bonds. The aggregate value of trading activity of Swiss shares, investment funds, warrants, and bonds as well as other non-Swiss shares, warrants and bonds on the SWX Swiss Exchange was in excess of CHF 1,000 billion in 2001. As of December 31, 2001, the equity securities of 412 corporations, including 149 foreign corporations, were listed and traded on the SWX Swiss Exchange.

    virt-x plc (formerly Tradepoint Financial Networks plc), a pan-European blue chip trading platform based in London, was created in 2001 as a collaboration among the SWX Swiss Exchange and a consortium of internationally active investment banks and financial services companies (called the TP Consortium) to provide an efficient and cost effective pan-European equities market. virt-x is a Recognized Investment Exchange supervised by the Financial Services Authority in the United Kingdom. The SWX Swiss Exchange and the TP Consortium each hold 38.9% of the issued share capital of virt-x plc, the remaining 22.2% are publicly held.

    All trading in the 27 stocks included in the Swiss Market Index, including ABB, has been transferred to virt-x. The trading of these stocks is conducted in Swiss francs. virt-x uses the SWX Swiss Exchange trading platform and network under a facilities management agreement. Most of the systems operation and development capability is outsourced to the SWX Swiss Exchange in Switzerland.

    Trading begins each business day at 9:00 a.m. (CET) and continues until 5:30 p.m. (CET). At 5:20 p.m. (CET) the exchange moves into "Closing Auction" status. The closing auction stops at 5:30 p.m. (CET). Orders can be placed up to 10:00 p.m. (CET) and again from 6:00 a.m. (CET) onwards.

    Members register incoming orders from their customers in their trading system. These orders are forwarded to the relevant trader and checked, or fed directly into the trading system by the trader. From here they are submitted to the central exchange system of virt-x, which acknowledges receipt of the order, assigns a time stamp to it and verifies its formal correctness.

    Depending on the type of transaction, the orders are also transmitted to data vendors (such as Reuters, Bloomberg and Telekurs). In the fully automated exchange system in use at virt-x, buy and sell orders are matched according to clearly defined matching rules.

    Regardless of their size or origin, incoming orders are executed in the order of price (first priority) and time received (second priority).

    Transactions take place through the automatic matching of orders. Each valid order of at least one share is entered and listed according to its price. In general, orders placed at the best price (known as "market orders") are executed first followed by orders placed with a price limit (known as "limit orders"). If several orders are listed at the same price, they are executed in the order of the time they were entered.

    Any transaction executed under the rules of virt-x must be reported. On order book executions are automatically and immediately reported by the trading system. There are separate provisions for the delayed reporting of certain qualifying trades. Individual elements of portfolio trades must be reported within one hour while block trades and enlarged risk trades must be reported when the business is substantially (80%) completed, or by 5:30 p.m. (CET) on the day of trade, unless the trade is agreed after 4:30 p.m. (CET), when the trade must be reported by 5:30 p.m. (CET) the following business day. Block trades and enlarged risk trades are subject to minimum trade size criteria. All other transactions must be reported within three minutes except when the transaction is conducted in a SWX Swiss Exchange listed security, where the trade must be reported within 30 minutes.

    virt-x trades can be settled by CREST, SIS SegaInterSettle AG or Euroclear. Members may employ one, two or a combination of all three depositories to settle their virt-x transactions. Each depository maintains its unique service offering and facilitates settlements between each other by real time links. Exchange transactions are usually settled on a T+3 basis, meaning that delivery against payment of exchange transactions occurs three days after the trade date. Where any settlement is due to take place on a day on which the central bank for the currency in which the transaction is conducted is closed, the settlement due date is adjusted to be the next business day after the currency holiday.

    The traded prices of all securities are constantly monitored. As soon as the difference between two successive trade prices is greater than a specific predefined value, a brief trading suspension, called "stop trading," is automatically triggered. The triggering parameters and length of a stop trading differ according to the security.

ITEM 10. ADDITIONAL INFORMATION

           DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF INCORPORATION

    This section summarizes the material provisions of our articles of incorporation and the Swiss Code of Obligations relating to our shares. The description is only a summary and is qualified in its entirety by our articles of incorporation, a copy of which has been filed with the Securities and Exchange Commission, and by Swiss statutory law.

REGISTRATION AND BUSINESS PURPOSE

    We were registered as a corporation (AKTIENGESELLSCHAFT) in the commercial register of the Canton of Zurich (Switzerland) on March 5, 1999, under the name of "New ABB Ltd."

    Our business purpose as set forth in Article 2 of our articles of incorporation is to hold interests in business enterprises, particularly in enterprises active in the area of industry, trade and services. We may acquire, encumber and exploit real estate and intellectual property rights in Switzerland and abroad and may also finance other companies. We may engage in all types of transactions and may take all measures that appear appropriate to promote, or that are related to, our purpose.

THE SHARES

    Our shares are registered shares with a par value of CHF 2.50 each. The shares are fully paid and non-assessable.

    Each share carries one vote in our general shareholders' meeting. Voting rights may be exercised only after a shareholder has been recorded in our share register (AKTIENBUCH) as a shareholder with voting rights, or with Vardepapperscentralen VPC AB (which we refer to as "VPC") in Sweden, which maintains a subregister of our share register. Registration with voting rights is subject to the restrictions described under "--Transfer of Shares."

    The shares are not issued in certificated form and are held in collective custody at SIS SegaInterSettle AG. Shareholders do not have the right to request printing and delivery of share certificates (AUFGEHOBENER TITELDRUCK), but may at any time request us to issue a confirmation of the number of registered shares held.

THE SHARE SPLIT

    In 2001, the Swiss Code of Obligations was amended to enable Swiss companies to reduce the former minimal par value of shares from CHF 10 to CHF .01. At our annual general meeting held on March 20, 2001, our shareholders approved a share split in a four-for-one ratio to reduce the nominal value of our shares from CHF 10 each to CHF 2.50 each. We effected the share split on May 7, 2001.

CAPITAL STRUCTURE

    ISSUED AND OUTSTANDING SHARES

    Our current issued and outstanding share capital (including, in accordance with Swiss law, our treasury shares) is CHF 3,000,023,580 divided into 1,200,009,432 fully paid registered shares, par value CHF 2.50 per share.

    CONDITIONAL CAPITAL

    Our share capital may be increased in an amount not to exceed CHF 100,000,000 by the issuance of up to 40,000,000 fully paid registered shares with a par value of CHF 2.50 per share (a) through the exercise of conversion rights and/or warrants granted in connection with the issuance on national or international capital markets of bonds or similar debt instruments by ABB or one of our group companies and/or (b) through the exercise of warrant rights granted to our shareholders. The increase in our share capital referred to in clause (a) is limited to an amount of up to CHF 75,000,000 and the increase referred to in clause (b) is limited to an amount of up to CHF 25,000,000. The preemptive rights of the shareholders will be excluded in connection with the issuance of convertible or warrant-bearing bonds or similar debt instruments. The then current owners of conversion rights and/or warrants will be entitled to subscribe for the new shares. The conditions of the conversion rights and /or warrants will be determined by the board of directors.

    The acquisition of shares through the exercise of conversion rights and/or warrants and each subsequent transfer of the shares will be subject to the transfer restrictions of the articles of incorporation.

    In connection with the issue of convertible or warrant-bearing bonds or similar debt instruments, the board of directors will be authorized to restrict or deny the advance subscription rights of shareholders if those debt issues are for the purpose of financing the acquisition of an enterprise, parts of an enterprise or participations. If the board of directors denies advance subscription rights, the convertible bond or warrant issues will be made at the then prevailing market conditions (including the standard dilution protection provisions in accordance with market practice) and the new shares will be issued pursuant to the relevant convertible bond or warrant issue conditions. Conversion rights may be exercised during a maximum 10-year period, and warrants may be exercised during a maximum 7-year period, in each case from the date of the respective debt issue. The conversion or warrant price must at least equal the average of the most recent price for the shares on the SWX Swiss Exchange during the five business days preceding determination of the definitive issue conditions for the relevant convertible bond or warrant issues.

    Our share capital may be increased in an amount not to exceed CHF 100,000,000 by the issuance of up to 40,000,000 fully paid registered shares with a par value of CHF 2.50 per share by the issuance of new shares to employees of ABB and our group companies. The preemptive and advance subscription rights of our shareholders will be excluded. The shares or rights to subscribe for shares will be issued to employees pursuant to one or more regulations to be issued by the board of directors, taking into account performance, functions, levels of responsibility and profitability criteria. We may issue shares or subscription rights to employees at a price lower than that quoted on the stock exchange. The acquisition of shares within the context of employee share ownership and each subsequent transfer of the shares will be subject to the transfer restrictions of our articles of incorporation.

TRANSFER OF SHARES

    The transfer of shares is effected by corresponding entry in the books of a bank or depository institution following an assignment in writing by the selling shareholder and notification of such assignment to us by the bank or depository institution. The transfer of shares also requires that the purchaser file a share registration form in order to be registered in our share register (AKTIENBUCH) as a shareholder with voting rights. Failing such registration, the purchaser may not be able to participate in or vote at shareholders' meetings, but will be entitled to dividends and liquidation proceeds. Shares and associated pecuniary rights may only be pledged to the depository institution that administers the book entries of those shares for the account of the shareholder.

    A purchaser of shares will be recorded in our share register with voting rights upon disclosure of its name and address. However, we may decline a registration with voting rights if the shareholder does not declare that it has acquired the shares in its own name and for its own account. If the shareholder refuses to make such declaration, it will be registered as a shareholder without voting rights. If persons fail to expressly declare in their registration application that they hold the shares for their own accounts (the "nominees"), the board of directors may still enter such persons in the share register with the right to vote, provided that the nominee has entered into an agreement with the board of directors concerning his status, and further provided the nominee is subject to a recognized bank or financial market supervision.

    After having given the registered shareholder or nominee the right to be heard, the board of directors may cancel registrations in the share register retroactive to the date of registration if such registrations were made on the basis of incorrect information. The relevant shareholder or nominee will be informed immediately as to the cancellation. The board of directors will regulate the details and issue the instructions necessary for compliance with the preceding regulations. In special cases, it may grant exemptions from the rule concerning nominees.

    Acquirors of registered shares who have chosen to have their shares registered in the share register with VPC do not have to present any written assignment from the selling shareholder nor may they be requested to file a share registration form or declare that they have acquired the shares in their own name and for their own account in order to be registered as a shareholder with voting rights. However, in order to be entitled to vote at a shareholders' meeting those acquirors need to be entered in the VPC share register in their own name no later than 10 calendar days prior to the meeting. Uncertificated shares registered with VPC may be pledged in accordance with Swedish law.

SHAREHOLDERS' MEETINGS

    Under Swiss law, the annual general meeting of shareholders must be held within six months after the end of our fiscal year, December 31. Annual general meetings are convened by the board of directors or, if necessary, by the statutory auditors. The board of directors is further required to convene an extraordinary general meeting if so resolved by the shareholders in an annual general meeting or if so requested by shareholders holding in aggregate at least 10% of our nominal share capital. A shareholders' meeting is convened by publishing a notice in the Swiss Official Gazette of Commerce (SCHWEIZERISCHES HANDELSAMTSBLATT) at least 20 days prior to the meeting.

    One or more shareholders whose combined holdings represent an aggregate par value of at least CHF 1,000,000 may request in writing 40 calendar days prior to a general meeting of shareholders that specific items and proposals be included on the agenda and voted on at the next shareholders' meeting.

    There is no provision in our articles of incorporation requiring a quorum for the holding of shareholders' meetings.

    Resolutions generally require the approval of an "absolute majority" of the shares represented at a shareholders' meeting (i.e., a majority of the shares represented at the shareholders' meeting with abstentions having the effect of votes against the resolution). Shareholders' resolutions requiring a vote by absolute majority include:

    - adoption and amendment of the articles of incorporation;

    - election of members of the board of directors, the auditors, the group auditors and the special auditors referred to below;

    - approval of the annual report and the consolidated financial statements;

    - approval of the annual financial statements and decision on the allocation of profits shown on the balance sheet, in particular with regard to dividends;

    - granting discharge to the members of the board of directors and the persons entrusted with management; and

    - passing resolutions as to all matters reserved to the authority of the shareholders' meeting by law or under the articles of incorporation or that are submitted to the shareholders' meeting by the board of directors to the extent permitted by law.

    A resolution passed with a qualified majority of at least two-thirds of the shares represented at a shareholders' meeting is required for:

    - a modification of the purpose of ABB Ltd;

    - the creation of shares with increased voting powers;

    - restrictions on the transfer of registered shares and the removal of those restrictions;

    - restrictions on the exercise of the right to vote and the removal of those restrictions;

    - an authorized or conditional increase in share capital;

    - an increase in share capital through the conversion of capital surplus, through an in-kind contribution or in exchange for an acquisition of property, and the grant of special benefits;

    - the restriction or denial of preemptive rights;

    - a transfer of our place of incorporation; and

    - our dissolution without liquidation.

    In addition, the introduction or abolition of any provision in the articles of incorporation providing for a qualified majority must be resolved in accordance with such qualified majority voting requirements.

    At shareholders' meetings, shareholders can be represented by proxy, but only by their legal representative; another shareholder with the right to vote, a corporate body (ORGANVERTRETER), an independent proxy (UNABHANGIGER STIMMRECHTSVERTRETER) or a depository institution (DEPOTVERTRETER). All shares held by one shareholder may be represented by only one representative. Votes are taken on a show of hands unless a secret ballot is required by the general meeting of shareholders or the presiding officer. The presiding officer may arrange for resolutions and elections to be carried out by electronic means. As a result, resolutions and elections carried out by electronic means will be deemed to have the same effect as secret ballots.

NET PROFITS AND DIVIDENDS

    Swiss law requires that we retain at least 5% of our annual net profits as general reserves for so long as these reserves amount to less than 20% of our nominal share capital. Any net profits remaining in excess of those reserves are at the disposal of the shareholders' meeting.

    Under Swiss law, we may pay dividends only if we have sufficient distributable profits from previous business years, or if our reserves are sufficient to allow distribution of a dividend. In either event, dividends may be paid out only after approval by the shareholders' meeting. The board of directors may propose that a dividend be paid out, but cannot itself set the dividend. The auditors must confirm that the dividend proposal of the board of directors conforms with statutory law. In practice, the shareholders' meeting usually approves the dividend proposal of the board of directors.

    Dividends are usually due and payable after the shareholders' resolution relating to the allocation of profits has been passed in accordance with announcements by ABB and the resolutions of the shareholders' meeting. Under Swiss law, the statute of limitations in respect of dividend payments is five years. Dividends not collected within five years after their due date accrue to ABB and will be allocated to our general reserves.

PREEMPTIVE RIGHTS

    Shareholders of a Swiss corporation have certain preemptive rights to subscribe for new shares issued in connection with capital increases in proportion to the nominal amount of their shares held. A resolution adopted at a shareholders' meeting with a supermajority of two-thirds of the shares represented may, however, repeal, limit or suspend (or authorize the board of directors to repeal, limit or suspend) preemptive rights for cause or may delegate such resolution to the board of directors. Cause includes an acquisition of a business or a part thereof, an acquisition of a participation in a company or the grant of shares to employees.

BORROWING POWER

    Neither Swiss law nor our articles of incorporation restrict in any way our power to borrow and raise funds. The decision to borrow funds is taken by or under the direction of the board of directors, and no shareholders' resolution is required. Our articles of incorporation do not contain provisions concerning borrowing powers exercisable by our directors or how such borrowings could be varied.

REPURCHASE OF SHARES

    Swiss law limits a corporation's ability to hold or repurchase its own shares. We and our subsidiaries may only repurchase shares if we have sufficient free reserves to pay the purchase price, and if the aggregate nominal value of such shares does not exceed 10% of our nominal share capital. Furthermore, we must create a special reserve on our balance sheet in the amount of the purchase price of the acquired shares. Such shares held by us or our subsidiaries do not carry any rights to vote at shareholders' meetings, but are entitled to the economic benefits applicable to the shares generally and are considered to be "outstanding" under Swiss law.

    At our annual general meeting held on March 20, 2001, our shareholders approved a share repurchase in the amount of CHF 60,000,000, corresponding to 6,000,000 shares (24,000,000 shares after implementation of the share split), which corresponds to approximately 2% of our nominal share capital. This share repurchase took place exclusively on the SWX Swiss Exchange and was completed in May 2001. At our annual general meeting held on March 12, 2002, our shareholders took notice that such shares will not be cancelled and become treasury shares.

    Our board of directors has resolved that our treasury shares may be used for delivery upon conversion of the 4.625% convertible unsubordinated bonds issued in May 2002.

    We may make additional purchases of shares for treasury from time to time in the future. Treasury shares are available for issuance to satisfy obligations under the Management Incentive Plan and for other corporate purposes.

NOTICES

    Written communication by us to our shareholders will be sent by ordinary mail to the last address of the shareholder or authorized recipient entered in the share register. To the extent that personal notification is not mandated by law, all communications to the shareholders are validly made by publication in the Swiss Official Gazette of Commerce (SCHWEIZERISCHES HANDELSAMTSBLATT).

    Notices required under the Listing Rules of the SWX Swiss Exchange will be published in two Swiss newspapers in German and French. We or the SWX Swiss Exchange may also disseminate the relevant information on the online exchange information systems.

DURATION, LIQUIDATION AND MERGER

    Our duration is unlimited. We may be dissolved at any time by a shareholders' resolution which must be passed by (1) an absolute majority of the shares represented at the meeting in the event we are to be dissolved by way of liquidation, or (2) a supermajority of two-thirds of the shares represented at the meeting in other events (E.G., in a merger where we are not the surviving entity). Dissolution by court order is possible if we become bankrupt, or if shareholders holding at least 10% of the share capital can establish cause for dissolution.

    Under Swiss law, any surplus arising out of a liquidation of a corporation (after the settlement of all claims of all creditors) is distributed to the shareholders in proportion to the paid-up nominal value of shares held.

DISCLOSURE OF PRINCIPAL SHAREHOLDERS

    Under the Swiss Stock Exchange Act, shareholders and groups of shareholders acting in concert who reach, exceed or fall below the thresholds of 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of the voting rights of a Swiss listed corporation must notify the corporation and the exchange(s) in Switzerland on which such shares are listed of such holdings in writing within four trading days, whether or not the voting rights can be exercised. Following receipt of such a notification, the corporation must inform the public within two trading days.

    An additional disclosure requirement exists under the Swiss Federal Code of Obligations, according to which we must disclose individual shareholders and groups of shareholders and their shareholdings if they hold more than 5% of all voting rights and we know or have reason to know of such major shareholders. Such disclosures must be made once a year in the notes to the financial statements as published in our annual report.

MANDATORY OFFERING RULES

    Under the Swiss Stock Exchange Act, shareholders and groups of shareholders acting in concert who acquire more than 33 1/3% of the voting rights of a listed Swiss company have to submit a takeover bid to all remaining shareholders. This mandatory offer obligation may be waived under certain circumstances, in particular if another shareholder owns a higher percentage of voting rights than the acquiror. A waiver from the mandatory bid rules is granted by the Swiss Takeover Board or the Swiss Federal Banking Commission. If no waiver is granted, the mandatory takeover bid must be made pursuant to the procedural rules set forth in the Swiss Stock Exchange Act and the implementing ordinances.

    Our articles of incorporation do not provide for any alterations of the bidder's obligations under the Swiss Stock Exchange Act.

CANCELLATION OF REMAINING EQUITY SECURITIES

    Under Swiss law, any offeror who has made a tender offer for the shares of a Swiss target company and who, as a result of such offer, holds more than 98% of the voting rights of the target company, may petition the court to cancel the remaining equity securities. The corresponding petition must be filed against the target company within three months after the lapse of the exchange offer period. The remaining shareholders may join in the proceedings. If the court orders cancellation of the remaining equity securities, the target company will reissue the equity securities and deliver such securities to the offeror against performance of the exchange offer for the benefit of the holders of the cancelled equity securities.

DIRECTORS AND OFFICERS

    For further information regarding the material provisions of our articles of incorporation and the Swiss Code of Obligations regarding directors and officers, see "Item 6. Directors, Senior Management and Employees--Duties of Directors and Officers."

AUDITORS

    The auditors are subject to confirmation by the shareholders at the annual general meeting on an annual basis. Ernst & Young AG, Zurich and KPMG Klynveld Peat Marwick Goerdeler SA, Zurich were appointed jointly as independent auditors for the years ended December 31, 2000 and 1999. At our annual general meeting held on March 20, 2001, our shareholders elected Ernst & Young AG as independent auditors for the year ended December 31, 2001. At the annual general meeting held on March 12, 2002, our shareholders reelected Ernst & Young AG as auditors.

    In addition, at the annual general meetings held in 2001 and 2002, our shareholders elected OBT Treuhand AG as special auditors to issue special review reports required in connection with capital increases (if any). The special auditors are subject to confirmation by the shareholders at the annual general meeting on an annual basis.

                               MATERIAL CONTRACTS

    $3 BILLION REVOLVING CREDIT FACILITY. On December 18, 2001, we and certain of our principal finance subsidiaries entered into a revolving credit agreement with Barclays Capital, Credit Suisse First Boston and Salomon Brothers International Limited as Mandated Lead Managers, CSFB as Facility Agent and certain financial institutions acting as lenders. On April 30, 2002, we amended and restated the credit agreement pursuant to an amendment agreement dated April 25, 2002. Under the credit agreement, the lenders have made available to us a $3 billion committed 364-day multicurrency revolving credit facility to be used for general corporate purposes, including to pay down commercial paper maturing in 2002. Our principal finance subsidiaries have guaranteed the indebtedness under the credit facility. The amendment to the credit agreement removed a credit rating trigger that required renegotiation of the credit facility if our credit ratings were downgraded below certain levels. The interest rate on amounts borrowed under the credit agreement will range between 0.60% and 2.50% over LIBOR, depending on our credit ratings. The credit agreement contains affirmative and negative covenants including financial covenants addressing gross indebtedness, minimum interest coverage and minimum net worth. The credit agreement also includes events of default, pursuant to which the amount made available under the credit facility could be declared immediately due and payable. These events of default include non-payment of interest, principal or fees, certain uncured breaches of the credit agreement, cross default to other indebtedness, bankruptcy or insolvency and material adverse changes. For more information, see Note 24 to the Consolidated Financial Statements.

    ALSTOM SETTLEMENT. Pursuant to a Share Purchase and Settlement Agreement, dated as of March 31, 2000, among ABB Ltd, ALSTOM and ABB ALSTOM Power N.V., as amended by the Amendment to Share Purchase and Settlement Agreement, dated as of May 11, 2000 (which we refer to collectively as the Settlement Agreement), ALSTOM purchased our 50% interest in the joint venture ABB ALSTOM Power N.V. for a cash payment of E1.25 billion. The Settlement Agreement provided for the termination of various joint venture agreements, the execution of various releases, the settlement of certain disputed items in relation to the joint venture, the unwinding of various financial arrangements between ABB ALSTOM Power N.V. and the ABB Group, the prospective transfer to the joint venture of various assets and liabilities required to have been transferred to the joint venture under the original joint venture agreements, the transfer to us of certain subsidiaries of the joint venture, various payments among members of the ALSTOM group and the ABB Group in connection with the foregoing transactions (separate from the purchase price mentioned above), indemnification and the execution of various ancillary documents. The transaction was consummated on May 11, 2000.

    SALE AGREEMENT FOR NUCLEAR BUSINESS. On December 21, 1999, our subsidiary, ABB Handels-Und Verwaltungs AG, entered into an agreement to sell our nuclear business to British Nuclear Fuels plc for $485 million. Under the agreement, we have undertaken not to compete with the divested business during a 7-year period ending April 28, 2007. We have agreed to indemnify British Nuclear Fuels against, among other things, certain environmental and other liabilities arising from specific sites operated by the nuclear business and certain tax liabilities of the nuclear business. These potential liabilities are described under "Item
3. Key Information--Risk Factors--We are subject to liabilities arising out of our discontinued operations and we could be required to make payments in respect of these retained liabilities in excess of established reserves." The transaction was consummated on April 28, 2000.

    The above descriptions of the material provisions of the referenced agreements do not purport to be complete and are subject to, and qualified in their entirety by reference to, the agreements which have been filed as Exhibits 4.1, 4.2 and 4.3 to this annual report.

                               EXCHANGE CONTROLS

    Other than in connection with government sanctions imposed on Iraq, Yugoslavia, UNITA (Angola), Myanmar, Afghanistan and Libya (currently suspended) there are currently no government laws, decrees or regulations in Switzerland that restrict the export or import of capital, including, but not limited to, Swiss foreign exchange controls on payments of dividends, interest or liquidation procedures, if any, to non-resident holders of shares. In addition, there are no limitations imposed by Swiss law or our articles of association on the right of non-residents or non-citizens of Switzerland to hold or vote our shares. For further information on limitations on being entered into ABB's share register as a shareholder with voting rights, see "--Description of Share Capital and Articles of Incorporation--Transfer of Shares."

                                    TAXATION

    The following is a summary of the material Swiss and United States federal income tax consequences of the purchase, ownership and disposition of our shares or American Depositary Shares.

SWISS TAXES

    WITHHOLDING TAX ON DIVIDENDS AND DISTRIBUTIONS

    Dividends paid and similar cash or in-kind distributions that we make to a holder of shares or ADSs (including dividends on liquidation proceeds and stock dividends) are subject to a Swiss federal withholding tax at a rate of 35%. We must withhold the tax from the gross distribution and pay it to the Swiss Federal Tax Administration.

    OBTAINING A REFUND OF SWISS WITHHOLDING TAX FOR U.S. RESIDENTS

    The Convention Between the United States of America and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income, which entered into force on December 19, 1997 and which we will refer to in the following discussion as the Treaty, allows U.S. resident individuals or U.S. corporations to seek a refund of the Swiss withholding tax paid on dividends in respect of our shares. U.S. resident individuals and U.S. corporations holding less than 10% of the voting rights in respect of our shares are entitled to seek a refund of withholding tax to the extent the tax withheld exceeds 15% of the gross dividend. U.S. corporations holding 10% or more of the voting rights of our shares are entitled to seek a refund of withholding tax to the extent the tax withheld exceeds 5% of the gross dividend.

    Claims for refunds must be filed with the Swiss Federal Tax Administration, Eigerstrasse 65, 3003 Bern, Switzerland. The form used for obtaining a refund is Swiss Tax Form 82 (82C for companies; 82E for other entities; 82I for individuals). This form may be obtained from any Swiss Consulate General in the United States or from the Swiss Federal Tax Administration at the address above. The form must be filled out in triplicate with each copy duly completed and signed before a notary public in the United States. The form must be accompanied by evidence of the deduction of withholding tax withheld at the source.

    STAMP DUTIES UPON TRANSFER OF SECURITIES

    The sale of shares, whether by Swiss resident or non-resident holders, may be subject to a Swiss securities transfer stamp duty of up to 0.15% calculated on the sale proceeds if it occurs through or with a Swiss bank or other Swiss securities dealer as defined in the Swiss Federal Stamp Tax Act. In addition to the stamp duty, the sale of shares by or through a member of the SWX Swiss Exchange may be subject to a stock exchange levy equal to 0.02%.

UNITED STATES TAXES

    The following is a summary of the material U.S. federal income tax consequences of the ownership of shares or ADSs. This summary does not purport to address all of the tax considerations that may be relevant to a decision to purchase, own or dispose of shares or ADSs. This summary assumes that holders are initial purchasers of shares or ADSs and will hold shares or ADSs as capital assets. This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as dealers or traders in securities or currencies, partnerships owning shares or ADSs, tax-exempt entities, banks, insurance companies, holders that own (or are deemed to own) at least 10% or more (by voting power or value) of the stock of ABB, investors whose functional currency is not the U.S. dollar, and persons that will hold shares or ADSs as part of a position in a straddle or as part of a hedging or conversion transaction for U.S. tax purposes. This discussion does not address aspects of U.S. taxation other than U.S. federal income taxation, nor does it address state, local or foreign tax consequences of an investment in shares or ADSs.

    This summary is based (1) on the Internal Revenue Code of 1986, as amended, U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this registration statement and (2) in part, on representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. The U.S. tax laws and the interpretation thereof are subject to change, which change could apply retroactively and could affect the tax consequences described below.

    For purposes of this summary, a U.S. holder is a beneficial owner of shares or ADSs that, for U.S. federal income tax purposes, is:

    - a citizen or resident of the United States;

    - a corporation created or organized in or under the laws of the United States or any state, including the District of Columbia;

    - an estate if its income is subject to U.S. federal income taxation regardless of its source; or

    - a trust if such trust validly has elected to be treated as a U.S. person for U.S. federal income tax purposes or if (1) a U.S. court can exercise primary supervision over its administration and (2) one or more U.S. persons have the authority to control all of its substantial decisions.

    A non-U.S. holder is a beneficial owner of shares or ADSs that is not a U.S. holder.

    EACH PROSPECTIVE PURCHASER SHOULD CONSULT THE PURCHASER'S TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF ACQUIRING, OWNING OR DISPOSING OF SHARES OR ADSS.

    OWNERSHIP OF ADSS IN GENERAL

    For U.S. federal income tax purposes, a holder of ADSs generally will be treated as the owner of the shares represented by the ADSs.

    The U.S. Treasury Department has expressed concern that depositaries for American depositary receipts, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of U.S. foreign tax credits by U.S. holders of those receipts or shares. Accordingly, the analysis regarding the availability of a U.S. foreign tax credit for Swiss taxes and sourcing rules described below could be affected by future actions that may be taken by the U.S. Treasury Department.

    DISTRIBUTIONS

    If you are a U.S. holder, for U.S. federal income tax purposes, the gross amount of any distribution (other than certain distributions, if any, of shares distributed to all shareholders of ABB, including holders of ADSs) made to you with respect to shares or ADSs, including the amount of any Swiss taxes withheld from the distribution, will constitute dividends to the extent of ABB's current and accumulated earnings and profits (as determined under U.S. federal income tax principles), and will be included in your gross income as ordinary income. These dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. If distributions with respect to shares or ADSs exceed ABB's current and accumulated earnings and profits as determined under U.S. federal income tax principles, the excess would be treated first as a tax-free return of capital to the extent of your adjusted tax basis in the shares or ADSs. Any amount in excess of the amount of the dividend and the return of capital would be treated as capital gain. ABB does not maintain calculations of its earnings and profits under U.S. federal income tax principles.

    If you are a U.S. holder, dividends paid in Swiss francs, including the amount of any Swiss taxes withheld from the dividends, will be included in your gross income in an amount equal to the U.S. dollar value of the Swiss francs calculated by reference to the spot exchange rate in effect on the day the dividends are includible in income. In the case of ADSs, dividends generally are includible in income on the date they are received by the depositary, regardless of whether the payment is in fact converted into U.S. dollars at that time. If dividends paid in Swiss francs are converted into U.S. dollars on the day they are includible in income, you generally should not be required to recognize foreign currency gain or loss with respect to the conversion, if you are a U.S. holder. However, any gains or losses resulting from the conversion of Swiss francs between the time of the receipt of dividends paid in Swiss francs and the time the Swiss francs are converted into U.S. dollars will be treated as ordinary income or loss to you, as the case may be, if you are a U.S. holder. The amount of any distribution of property other than cash will be the fair market value of the property on the date of distribution.

    If you are a U.S. holder, you will have a basis in any Swiss francs received as a refund of Swiss withholding taxes equal to a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt of the dividend on which the tax was withheld. (See "--Obtaining a Refund of Swiss Withholding Tax for U.S. Residents" above).

    If you are a U.S. holder, dividends received by you with respect to shares or ADSs will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by ABB generally will constitute passive income, or, in the case of certain U.S. holders, financial services income. The rules relating to the determination of the U.S. foreign tax credit are complex, and, if you are a U.S. holder, you should consult your tax advisor to determine whether and to what extent you would be entitled to this credit. Alternatively, if you are a U.S. holder, you may elect to claim a U.S. tax deduction, instead of a foreign tax credit, for such Swiss tax, but only for a year in which you elect to do so with respect to all foreign income taxes.

    Subject to the discussion below under "Backup Withholding and Information Reporting," if you are a non-U.S. holder of shares or ADSs, you generally will not be subject to U.S. federal income or withholding tax on dividends received on shares or ADSs, unless the dividends are effectively connected with the conduct by you of a trade or business in the United States, or the dividends are attributable to a permanent establishment or fixed base that is maintained in the United States if that is required by an applicable income tax treaty as a condition for subjecting a non-U.S. holder to U.S. taxation on a net income basis. In such cases, you will be taxed in the same manner as a U.S. holder. Moreover, if you are a corporate non-U.S. holder, you may be subject, under certain circumstances, to an additional branch profits tax on any effectively connected dividends at a 30% rate, or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

    SALE OR EXCHANGE OF SHARES OR ADSS

    If you are a U.S. holder that holds shares or ADSs as capital assets, you generally will recognize capital gain or loss for U.S. federal income tax purposes upon a sale or exchange of your shares or ADSs in an amount equal to the difference between your adjusted tax basis in the shares or ADSs and the amount realized on their disposition. If you are a noncorporate U.S. holder, the maximum marginal U.S. federal income tax rate applicable to the gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income if your holding period for the shares or ADSs exceeds one year and, in the case of shares or ADSs acquired on or after January 1, 2001, will be further reduced if your holding period exceeds five years. If you are a U.S. holder, the gain or loss, if any, recognized by you generally will be treated as U.S. source income or loss, as the case may be, for U.S. foreign tax credit purposes. Certain limitations exist on the deductibility of capital losses for U.S. federal income tax purposes.

    If you are a U.S. holder and you receive any foreign currency on the sale of shares or ADSs, you may recognize U.S. source ordinary income or loss as a result of currency fluctuations between the date of the sale of the shares or ADS, as the case may be, and the date the sales proceeds are converted into U.S. dollars.

    Subject to the discussion below under "Backup Withholding and Information Reporting," if you are a non-U.S. holder of shares or ADSs, you generally will not be subject to U.S. federal income or withholding tax on gain realized on the sale or exchange of your shares or ADSs unless (1) the gain is effectively connected with the conduct by you of a trade or business in the United States, or the gain is attributable to a permanent establishment or fixed base that is maintained in the United States if that is required by an applicable income tax treaty as a condition for subjecting a non-U.S. holder to U.S. taxation on a net income basis, or (2) if you are an individual non-U.S. holder, you are present in the United States for 183 days or more in the taxable year of the sale or exchange and certain other conditions are met. Moreover, if you are a corporate non-U.S. holder, you may be subject, under certain circumstances, to an additional branch profits tax on any effectively connected gains at a 30% rate, or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

    BACKUP WITHHOLDING AND INFORMATION REPORTING

    U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain noncorporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, shares or ADSs made within the United States to a holder of shares or ADSs (other than an exempt recipient, including a corporation, a payee that is a non-U.S. holder that provides an appropriate certification, and certain other persons).

    A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, shares or ADSs within the United States to you, unless you are an exempt recipient, if you fail to furnish your correct taxpayer identification number or otherwise fail to establish an exception from backup withholding tax requirements or otherwise fail to establish an exception from backup withholding. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the U.S. Internal Revenue Service. The backup withholding tax rate is 30% for years 2002 and 2003, 29% for years 2004 and 2005 and 28% for years 2006 through 2010.

    In the case of payments made within the United States to a foreign simple trust, foreign grantor trust, or foreign partnership (other than payments to a foreign simple trust, foreign grantor trust, or foreign partnership that qualifies as a withholding foreign trust or withholding foreign partnership within the meaning of the income tax regulations and payments to a foreign simple trust, foreign grantor trust, or foreign partnership that are effectively connected with the conduct of a trade or business in the United States), the beneficiaries of the foreign simple trust, the persons treated as the owners of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, if you are a non-U.S. holder, a payor or middleman may rely on a certification provided by you only if the payor or middleman does not have actual knowledge or a reason to know that any information or certification stated in the certificate is incorrect.

    THE ABOVE SUMMARIES ARE NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP OF SHARES OR ADSS. PROSPECTIVE PURCHASERS OF SHARES OR ADSS SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE TAX CONSEQUENCES OF THEIR PARTICULAR SITUATIONS.

                              DOCUMENTS ON DISPLAY

    We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at prescribed rates at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Further information on the operation of the public reference room may be obtained by calling the Commission at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the Commission. Our annual reports and some of the other information we submit to the Commission may be accessed through this web site. In addition, material that we file can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

MARKET RISK DISCLOSURE

    The continuously evolving financial markets and the dynamic business environment expose us to changes in foreign exchange, interest rate, and other market price risks. We have developed and implemented comprehensive policies, procedures, and controls to identify, mitigate and monitor financial risk on a firm-wide basis. To efficiently aggregate and manage financial risk that could impact our financial performance, we operate a system of Treasury Centers, which are part of ABB Financial Services. Our Treasury Centers provide an efficient source of liquidity, financing, risk management, and other global financial services to our industrial companies. Prior to the halting of proprietary trading activities on June 19, 2002, the Treasury Centers had the authority to accept a limited degree of market risk in order to benefit from favorable market price movements. Any acceptance of market risk by the Treasury Centers is subject to clearly defined exposure and risk limits that we monitor in real-time and document in written policies approved by senior management of ABB Ltd.

    The Treasury Centers maintain risk management control systems to monitor foreign exchange, interest rate, equity, and other financial risks and related financial positions. Positions are monitored using a number of analytical techniques including market value, sensitivity analysis, and Value-at-Risk. The following quantitative analyses are based on sensitivity analysis tests, which assume simultaneous shifts in exchange rates against ABB's positions, as well as parallel shifts in interest rate yield curves.

CURRENCY FLUCTUATIONS AND FOREIGN EXCHANGE RISK

    It is our policy to identify and manage all transactional foreign exchange exposures to minimize risk. With the exception of some ABB Financial Services subsidiaries and to the extent certain operating subsidiaries are domiciled in high inflation environments, the functional currency of each of our companies is considered to be its local currency and our companies are required to hedge all contracted foreign exchange exposures against their local currency. These transactions are undertaken mainly with ABB Treasury Centers.

    We have foreign exchange transaction exposures related to our global operating and financing activities in currencies other than the functional currency in which our entities operate. Specifically, we are exposed to foreign currency risk related to future earnings, assets, or liabilities denominated in foreign currencies. The most significant currency exposures relate to operations in Sweden, Switzerland and Germany. In addition, the Group is exposed to the currency risk associated with translating its functional currency financial statements into its reporting currency, which is the U.S. dollar.

    Our industrial companies are responsible for identifying their foreign currency exposures and entering into intercompany hedge contracts with the Treasury Centers, where legally possible, or external transactions to hedge this risk. The intercompany transactions have the effect of transferring the industrial companies' currency risk to the Treasury Centers, but create no additional market risk to our consolidated results. According to our policy, material net currency exposures are hedged. Exposures are primarily hedged with forward foreign exchange contracts. The majority of the foreign exchange hedge instruments have, on average, a maturity of less than twelve months. The Treasury Centers also hedge currency risks associated with their financing of other ABB companies.

    As of December 31, 2001 and December 31, 2000, the net fair value of financial instruments with exposure to foreign currency rate movements was $497 million and $480 million, respectively. The potential loss in fair value for such financial instruments from a hypothetical 10% move in foreign exchange rates against our position would be approximately $416 million and $515 million for December 31, 2001 and December 31, 2000, respectively. The analysis reflects the aggregate adverse foreign exchange impact associated with transaction exposures, as well as translation exposures where appropriate. Our sensitivity analysis assumes a simultaneous shift in exchange rates against the position and as such assumes an unlikely adverse case scenario. Exchange rates rarely move in the same direction. Therefore, the assumption made may overstate the impact of changing rates on assets and liabilities denominated in a foreign currency. The underlying trade-related transaction exposures of the industrial companies are not included in the quantitative analysis. This represents a significant limitation of the quantitative risk analysis. If these underlying transaction exposures were included, they would tend to have an offsetting effect on the potential loss in fair value detailed above.

INTEREST RATE RISK

    We are exposed to interest rate risk due to our financing, investing and liquidity management activities. Our industrial companies primarily invest excess cash with and receive funding from our Treasury Centers on an arm's length basis. It is our policy that the primary third party funding and investing activities, as well as the monitoring and management of the resulting interest rate risk, are the responsibility of the Treasury Centers. The Treasury Centers adjust the duration of their overall funding portfolio through derivative instruments in order to better match underlying assets and liabilities, as well as minimize the cost of capital. The Treasury Centers also actively support the management of the interest sensitive investments and customer-financing portfolios, which may include the use of derivatives, to provide the industrial companies and our external customers with access to necessary liquidity, as well as maximize interest income. As of December 31, 2001 and December 31, 2000, the net fair value of interest rate sensitive instruments was $(2,801) million and $(1,933) million, respectively. The potential loss in fair value for such financial instruments from a hypothetical 100 basis point parallel shift in interest rates against ABB's position (or a multiple of 100 basis points where 100 basis points is less than 10% of the applicable interest rate) would be approximately $30 million and $82 million for December 31, 2001 and December 31, 2000, respectively.

    Leases are not included as part of the sensitivity analysis. This represents a material limitation of the analysis. While the sensitivity analysis reflects interest rate sensitivity of the funding for the lease portfolio held by ABB Financial Services, a corresponding change in the lease portfolio was not considered in the sensitivity analysis model. As a result, the overall impact on the fair value of financial instruments from a hypothetical change in interest rates may be overstated.

TRADING ACTIVITIES

    Prior to June 19, 2002, our financial policies permitted ABB Financial Services, through its system of Treasury Centers, to engage in a limited degree of proprietary trading activities. Our policies do not permit any trading activities outside of these Treasury Centers. Trading is conducted in financial instruments that are actively traded in global financial markets such as forward foreign exchange contracts, swap transactions, options, as well as futures traded on regulated exchanges. As discussed above, the Treasury Centers had the authority to accept a limited degree of market risk subject to clearly defined risk management polices and trading limits. Each Treasury Center had dedicated capital associated with its trading activities, which was approved by its board of directors or supervisory board. Financial risks are measured and monitored real-time and reported daily to senior management. All Treasury Centers have transaction tracking, valuation, and risk measurement systems, as well as dedicated risk managers, to monitor and control the proprietary trading activities.

    Our internal audit function, which is independent of ABB Financial Services and reports directly to the head of the Group internal audit, perform regular reviews of trading activities to ensure that trading is performed within established policies and limits and that there are appropriate internal control procedures in place.

    The level of exposure accepted by the Treasury Centers is impacted by the market environment and expectation for future market price movements but our policy provides that it can never exceed the clearly defined limits. In addition, the Treasury Centers' stop loss policies require liquidation of positions when the mark-to-market loss arising from changes in market conditions exceeds those pre-defined limits.

    The table below details the net fair value of market price sensitive instruments, as well as the potential loss in fair value for such financial instruments from a hypothetical 10% adverse change in market rates:

                                         DECEMBER 31, 2001                    DECEMBER 31, 2000
                                 ----------------------------------   ----------------------------------
                                                    LOSS FROM 10%                        LOSS FROM 10%
                                                  ADVERSE CHANGE IN                    ADVERSE CHANGE IN
                                 NET FAIR VALUE     MARKET PRICES     NET FAIR VALUE     MARKET PRICES
                                 --------------   -----------------   --------------   -----------------
                                          ($ IN MILLIONS)                      ($ IN MILLIONS)
Foreign exchange...............      $126.7              $3.8             $294.0             $45.2
Interest rates.................       135.6              25.5              (83.0)              2.3

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

    Not applicable.

                                    PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

    Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

    Not applicable.

ITEM 15.  [RESERVED]

ITEM 16.  [RESERVED]

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

    We have elected to provide financial statements and the related information pursuant to Item 18.

ITEM 18.  FINANCIAL STATEMENTS

    See pages F-1 to F-54 and pages S-1 to S-3, which are incorporated herein by reference.

    (a) Independent Auditors' Reports.

    (b) Consolidated Income Statements for the years ended December 31, 2001, 2000 and 1999.

    (c) Consolidated Balance Sheets as of December 31, 2001 and 2000.

    (d) Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999.

    (e) Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2001, 2000 and 1999.

    (f)  Notes to Consolidated Financial Statements.

    (g) Independent Auditors' Reports on Financial Statement Schedule.

    (h) Schedule II--Valuation and Qualifying Accounts.

ITEM 19.  EXHIBITS

         1.1            Articles of Incorporation of ABB Ltd as amended to date.

         2.1            Form of Amended and Restated Deposit Agreement, by and among
                        ABB Ltd, Citibank, N.A., as Depositary, and the holders and beneficial owners from time to time of the American
                        Depositary Shares issued thereunder (including as an exhibit the form of American Depositary Receipt). Incorporated by
                        reference to Exhibit (a)(i) to Post-Effective Amendment
                        No. 1 on Form F-6 (File No. 333-13346) filed by ABB Ltd on
                        May 7, 2001.

         2.2            Form of American Depositary Receipt (included in
                        Exhibit 2.1).

         2.3            EMTN Amended and Restated Fiscal Agency Agreement, dated
                        May 30, 2001, between ABB International Finance Limited, ABB
                        Finance Inc., ABB Capital B.V., Banque Generale du
                        Luxembourg S.A., The Chase Manhattan Bank and Banque
                        Generale du Luxembourg (Suisse) S.A.

         2.4            EMTN Deed of Covenant, dated March 10, 1993 by ABB
                        International Finance N.V.

         2.5            EMTN Deed of Covenant, dated March 10, 1993 by ABB
                        Finance Inc.

         2.6            EMTN Deed of Covenant, dated March 10, 1993 by ABB Capital
                        B.V.

                        The total amount of long-term debt securities of ABB Ltd
                        authorized under any other instrument does not exceed 10% of the total assets of the ABB Group on a consolidated basis.
                        ABB Ltd hereby agrees to furnish to the Commission, upon its request, a copy of any instrument defining the rights of
                        holders of long-term debt of ABB Ltd or of its subsidiaries for which consolidated or unconsolidated financial
                        statements are required to be filed.

         4.1            Share Purchase and Settlement Agreement dated as of
                        March 31, 2000 among ABB Ltd, ALSTOM and ABB ALSTOM POWER
                        N.V., as amended.

         4.2            Purchase Agreement, dated as of December 21, 1999, between
                        ABB Handels-Und Verwaltungs AG, as Seller, and British
                        Nuclear Fuels plc, as Purchaser, as amended.

         4.3 $3,000,000,000 Multicurrency Revolving Credit Agreement dated December 18, 2001, as amended and restated on April 30, 2002, pursuant to an amendment agreement dated
                        April 25, 2002 for ABB Ltd. and Certain Subsidiaries of
                        ABB Ltd., as Borrowers and Guarantors, with Barclays
                        Capital, Credit Suisse First Boston and Salomon Brothers
                        International Limited, as Mandated Lead Arrangers, and
                        Credit Suisse First Boston as Facility Agent.

         8.1            Subsidiaries of ABB Ltd as of December 31, 2001.

                                   SIGNATURES

    The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                                       ABB LTD

                                                       By:  /s/ PETER VOSER
                                                            -----------------------------------------
                                                            Name: Peter Voser
                                                            Title:  Executive Vice President
                                                                  and Chief Financial Officer

                                                       By:  /s/ HANS ENHORNING
                                                            -----------------------------------------
                                                            Name: Hans Enhorning
                                                            Title:  Group Vice President

Date: June 27, 2002

                                    ABB LTD

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Reports...............................     F-2

Consolidated Income Statements for the years ended
  December 31, 2001, 2000 and 1999..........................     F-6

Consolidated Balance Sheets as of December 31, 2001 and
  2000......................................................     F-7

Consolidated Statements of Cash Flows for the years ended
  December 31, 2001, 2000
  and 1999..................................................     F-8

Consolidated Statements of Changes in Stockholders' Equity
  for the years ended December 31, 2001, 2000 and 1999......     F-9

Notes to Consolidated Financial Statements..................    F-10

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders of ABB Ltd:

We have audited the accompanying consolidated balance sheet of ABB Ltd as of December 31, 2001, and the related consolidated income statement, statement of cash flows and statement of changes in stockholders' equity, for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of certain of the Company's wholly-owned subsidiaries located in the United States and Bermuda, which statements reflect total assets constituting 23% and total revenues constituting 20% of the related consolidated totals as of and for the year ended December 31, 2001. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for these subsidiaries, is based solely on the reports of the other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ABB Ltd at December 31, 2001, and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, in 2001 the Company changed its method of accounting for derivative financial instruments.

                                          /S/ ERNST & YOUNG AG

Zurich, Switzerland
February 11, 2002, except as to Note 24, as to which the date is May 31, 2002

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
ABB Holdings Inc.:

We have audited the accompanying consolidated balance sheet of ABB
Holdings Inc. and subsidiaries (a direct wholly-owned subsidiary of ABB Asea Brown Boveri Ltd.) as of December 31, 2001, and the related consolidated statements of operations, stockholder's equity, and cash flows for the year then ended (not presented separately herein). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ABB Holdings Inc. and subsidiaries as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP
Stamford, Connecticut
February 1, 2002

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Scandinavian Reinsurance Company Limited:

We have audited the accompanying balance sheet of Scandinavian Reinsurance Company Limited at December 31, 2001 and the related statements of loss and comprehensive loss, changes in shareholder's deficit and cash flows for the year then ended (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Scandinavian Reinsurance Company Limited at December 31, 2001 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The Company restated retained earnings at the beginning of the current year to reflect the change discussed in Note 2 (d) to the financial statements (not presented separately herein).

/s/ KPMG
Chartered Accountants
Hamilton, Bermuda
January 31, 2002

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders of ABB Ltd:

We have audited the accompanying consolidated balance sheet of ABB Ltd as of December 31, 2000, and the related consolidated income statements, statements of cash flows and statements of changes in stockholders' equity, for each of the two years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ABB Ltd at December 31, 2000, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2000, in conformity with United States generally accepted accounting principles.

/S/ KPMG KLYNVELD PEAT                         /s/ ERNST & YOUNG AG
   MARWICK GOERDELER SA
Zurich, Switzerland                            Zurich, Switzerland
February 11, 2001                              February 11, 2001

                                    ABB LTD
                         CONSOLIDATED INCOME STATEMENTS

                                                                    YEAR ENDED DECEMBER 31,
                                                              ------------------------------------
                                                                2001          2000          1999
                                                              --------      --------      --------
                                                              (IN MILLIONS, EXCEPT PER SHARE DATA)
Revenues....................................................  $23,726       $22,967       $24,356
Cost of sales...............................................  (18,708)      (17,222)      (18,457)
                                                              -------       -------       -------
Gross profit................................................    5,018         5,745         5,899
Selling, general and administrative expenses................   (4,397)       (4,417)       (4,682)
Amortization expense........................................     (236)         (219)         (189)
Other income (expense), net.................................     (106)          276            94
                                                              -------       -------       -------
Earnings before interest and taxes..........................      279         1,385         1,122
Interest and dividend income................................      568           565           608
Interest and other finance expense..........................     (802)         (644)         (708)
                                                              -------       -------       -------
Income from continuing operations before taxes and
  minority interest.........................................       45         1,306         1,022
Provision for taxes.........................................     (105)         (377)         (343)
Minority interest...........................................      (70)          (48)          (36)
                                                              -------       -------       -------
Income (loss) from continuing operations....................     (130)          881           643
Income (loss) from discontinued operations, net of tax......     (510)          562           717
Extraordinary gain on debt extinguishment, net of tax.......       12            --            --
Cumulative effect of change in accounting principles
  (SFAS 133), net of tax....................................      (63)           --            --
                                                              -------       -------       -------
Net income (loss)...........................................  $  (691)      $ 1,443       $ 1,360
                                                              =======       =======       =======

Weighted average shares outstanding.........................    1,132         1,180         1,184
Dilutive potential shares...................................        3             5             3
                                                              -------       -------       -------
Diluted weighted average shares outstanding.................    1,135         1,185         1,187
                                                              =======       =======       =======

Basic earnings (loss) per share:
  Income (loss) from continuing operations..................  $ (0.11)      $  0.74       $  0.54
  Net income (loss).........................................  $ (0.61)      $  1.22       $  1.15

Diluted earnings (loss) per share:
  Income (loss) from continuing operations..................  $ (0.11)      $  0.74       $  0.54
  Net income (loss).........................................  $ (0.61)      $  1.22       $  1.15

          See accompanying notes to consolidated financial statements.

                                    ABB LTD
                          CONSOLIDATED BALANCE SHEETS

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                2001        2000
                                                              ---------   ---------
                                                                  (IN MILLIONS,
                                                               EXCEPT SHARE DATA)
Cash and equivalents........................................   $ 2,767     $ 1,397
Marketable securities.......................................     2,946       4,209
Receivables, net............................................     8,368       8,328
Inventories, net............................................     3,075       3,192
Prepaid expenses and other..................................     2,358       1,585
                                                               -------     -------
Total current assets........................................    19,514      18,711
Financing receivables, non-current..........................     4,263       3,875
Property, plant and equipment, net..........................     3,003       3,243
Goodwill and other intangible assets, net...................     3,299       3,155
Investments and other.......................................     2,265       1,978
                                                               -------     -------
Total assets................................................   $32,344     $30,962
                                                               =======     =======

Accounts payable, trade.....................................   $ 3,991     $ 3,375
Accounts payable, other.....................................     2,710       2,363
Short-term borrowings and current maturities of long-term
  borrowings................................................     4,747       3,587
Accrued liabilities and other...............................     7,587       6,127
                                                               -------     -------
Total current liabilities...................................    19,035      15,452
Long-term borrowings........................................     5,043       3,776
Pension and other related benefits..........................     1,688       1,790
Deferred taxes..............................................     1,360       1,528
Other liabilities...........................................     2,989       2,924
                                                               -------     -------
Total liabilities...........................................    30,115      25,470
Minority interest...........................................       215         321
Stockholders' equity:
  Capital stock and additional paid-in capital, par value
    CHF 2.50, 1,280,009,432 shares authorized, 1,200,009,432
    shares issued...........................................     2,028       2,082
  Retained earnings.........................................     3,435       4,628
  Accumulated other comprehensive loss......................    (1,699)     (1,122)
  Less: Treasury stock, at cost (86,875,616 and 16,532,932
    shares at December 31, 2001 and 2000, respectively).....    (1,750)       (417)
                                                               -------     -------
Total stockholders' equity..................................     2,014       5,171
                                                               -------     -------
Total liabilities and stockholders' equity..................   $32,344     $30,962
                                                               =======     =======

          See accompanying notes to consolidated financial statements.

                                    ABB LTD
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2001       2000       1999
                                                              --------   --------   --------
                                                                      (IN MILLIONS)
OPERATING ACTIVITIES
Income (loss) from continuing operations....................  $  (130)   $   881    $   643
ADJUSTMENTS TO RECONCILE INCOME (LOSS) FROM CONTINUING
  OPERATIONS TO NET CASH PROVIDED BY OPERATING ACTIVITIES:
  Depreciation and amortization.............................      787        836        795
  Restructuring provisions..................................       45        (73)       (52)
  Pension and post-retirement benefits......................        1        (57)       (38)
  Deferred taxes............................................      (89)       102         10
  Net gain from sale of property, plant and equipment.......      (23)      (247)       (47)
  Other.....................................................      109       (119)      (147)
  Changes in operating assets and liabilities:
    Marketable securities (trading).........................       72         10        151
    Trade receivables.......................................       65         77       (328)
    Inventories.............................................     (106)      (136)        (7)
    Trade payables..........................................      736        266        433
    Other assets and liabilities, net.......................      726       (518)       162
                                                              -------    -------    -------
NET CASH PROVIDED BY OPERATING ACTIVITIES...................    2,193      1,022      1,575
                                                              -------    -------    -------
INVESTING ACTIVITIES
Changes in financing receivables............................     (907)      (833)      (655)
Purchases of marketable securities (other than trading).....   (3,280)    (2,239)      (973)
Purchases of property, plant and equipment..................     (761)      (553)      (839)
Acquisitions of businesses (net of cash acquired)...........     (578)      (893)    (1,720)
Proceeds from sales of marketable securities (other than
  trading)..................................................    3,873      2,292      1,307
Proceeds from sales of property, plant and equipment........      152        238        488
Proceeds from sales of businesses (net of cash disposed)....      283        275        356
                                                              -------    -------    -------
NET CASH USED IN INVESTING ACTIVITIES.......................   (1,218)    (1,713)    (2,036)
                                                              -------    -------    -------
FINANCING ACTIVITIES
Changes in borrowings with maturities of 90 days or less....      (69)       609        383
Increases in other borrowings...............................    9,357      3,626      3,570
Repayment of other borrowings...............................   (6,649)    (4,279)    (4,478)
Treasury and capital stock transactions.....................   (1,393)       244       (165)
Dividends paid..............................................     (502)      (531)      (503)
Other.......................................................      (67)       (61)         6
                                                              -------    -------    -------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES.........      677       (392)    (1,187)
                                                              -------    -------    -------
Net cash provided by (used in) discontinued operations......     (210)       949        723
Effects of exchange rate changes on cash and equivalents....      (72)       (84)      (100)
                                                              -------    -------    -------
NET CHANGE IN CASH AND EQUIVALENTS..........................    1,370       (218)    (1,025)
Cash and equivalents--beginning of year.....................    1,397      1,615      2,640
                                                              -------    -------    -------
Cash and equivalents--end of year...........................  $ 2,767    $ 1,397    $ 1,615
                                                              =======    =======    =======
Interest paid...............................................  $   702    $   647    $   793
Taxes paid..................................................      273        273        251

          See accompanying notes to consolidated financial statements.

                                    ABB LTD
         CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY(1)
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                                                ACCUMULATED OTHER COMPREHENSIVE LOSS
                                                               ---------------------------------------
                                        CAPITAL                              UNREALIZED
                                         STOCK                               GAIN (LOSS)
                                          AND                    FOREIGN         ON          MINIMUM
                                       ADDITIONAL               CURRENCY     AVAILABLE-      PENSION
                                        PAID-IN     RETAINED   TRANSLATION    FOR-SALE      LIABILITY
                                        CAPITAL     EARNINGS   ADJUSTMENT    SECURITIES    ADJUSTMENT
                                       ----------   --------   -----------   -----------   -----------
                                                                (IN MILLIONS)
Balance at January 1, 1999...........   $ 2,037     $ 2,859     $   (779)       $157          $(283)
Comprehensive income:
  Net income.........................                 1,360
  Foreign currency translation
    adjustments......................                               (226)
  Effect of change in fair value of
    available-for-sale securities,
    net of tax of $39................                                            (90)
  Minimum pension liability
    adjustments, net of tax of $7....                                                           190
  Total comprehensive income.........
Dividends paid.......................                  (503)
Purchase of treasury stock...........
Purchase of non-tendered ABB AB
  stock(2)...........................
Issuance of ABB Ltd stock(3).........        34
                                        -------     -------     --------        ----          -----
Balance at December 31, 1999.........     2,071       3,716       (1,005)         67            (93)
Comprehensive income:
  Net income.........................                 1,443
  Foreign currency translation
    adjustments......................                               (152)
  Effect of change in fair value of
    available-for-sale securities,
    net of tax of $7.................                                             20
  Minimum pension liability
    adjustments, net of tax of $21...                                                            41
Total comprehensive income...........
Dividends paid.......................                  (531)
Purchase of treasury stock...........
Sale of treasury stock and put
  options............................        11
                                        -------     -------     --------        ----          -----
Balance at December 31, 2000.........     2,082       4,628       (1,157)         87            (52)
COMPREHENSIVE LOSS:
  NET LOSS...........................                  (691)
  FOREIGN CURRENCY TRANSLATION
    ADJUSTMENTS......................                               (365)
  EFFECT OF CHANGE IN FAIR VALUE OF
    AVAILABLE-FOR-SALE SECURITIES,
    NET OF TAX OF $16................                                           (128)
  MINIMUM PENSION LIABILITY
    ADJUSTMENTS, NET OF TAX OF $1....                                                             3
  CUMULATIVE EFFECT OF CHANGE IN
    ACCOUNTING PRINCIPLES, NET OF TAX
    OF $17...........................
  CHANGE IN DERIVATIVES QUALIFYING AS
    CASH FLOW HEDGES, NET OF TAX
    OF $18...........................
  TOTAL COMPREHENSIVE LOSS:..........
DIVIDENDS PAID.......................                  (502)
PURCHASE OF TREASURY STOCK...........
SALE OF TREASURY STOCK...............      (101)
CALL OPTIONS.........................        47
                                        -------     -------     --------        ----          -----
BALANCE AT DECEMBER 31, 2001.........   $ 2,028     $ 3,435     $ (1,522)       $(41)         $ (49)

                                            ACCUMULATED OTHER COMPREHENSIVE LOSS
                                            --------------------------------
                                                UNREALIZED
                                                   GAIN           TOTAL
                                                 (LOSS) OF     ACCUMULATED
                                                 CASH-FLOW        OTHER                       TOTAL
                                                   HEDGE      COMPREHENSIVE    TREASURY   STOCKHOLDERS'
                                                DERIVATIVES        LOSS         STOCK        EQUITY
                                            -   -----------   --------------   --------   -------------
                                                                   (IN MILLIONS)
Balance at January 1, 1999...........              $  --         $   (905)     $  (286)      $ 3,705
Comprehensive income:
  Net income.........................                                                          1,360
  Foreign currency translation
    adjustments......................                                (226)                      (226)
  Effect of change in fair value of
    available-for-sale securities,
    net of tax of $39................                                 (90)                       (90)
  Minimum pension liability
    adjustments, net of tax of $7....                                 190                        190
                                                                                             -------
  Total comprehensive income.........                                                          1,234
Dividends paid.......................                                                           (503)
Purchase of treasury stock...........                                             (199)         (199)
Purchase of non-tendered ABB AB
  stock(2)...........................                                             (438)         (438)
Issuance of ABB Ltd stock(3).........                                              438           472
                                                   -----         --------      --------      -------
Balance at December 31, 1999.........                 --           (1,031)        (485)        4,271
Comprehensive income:
  Net income.........................                                                          1,443
  Foreign currency translation
    adjustments......................                                (152)                      (152)
  Effect of change in fair value of
    available-for-sale securities,
    net of tax of $7.................                                  20                         20
  Minimum pension liability
    adjustments, net of tax of $21...                                  41                         41
                                                                                             -------
Total comprehensive income...........                                                          1,352
Dividends paid.......................                                                           (531)
Purchase of treasury stock...........                                             (400)         (400)
Sale of treasury stock and put
  options............................                                              468           479
                                                   -----         --------      --------      -------
Balance at December 31, 2000.........                 --           (1,122)        (417)        5,171
COMPREHENSIVE LOSS:
  NET LOSS...........................                                                           (691)
  FOREIGN CURRENCY TRANSLATION
    ADJUSTMENTS......................                                (365)                      (365)
  EFFECT OF CHANGE IN FAIR VALUE OF
    AVAILABLE-FOR-SALE SECURITIES,
    NET OF TAX OF $16................                                (128)                      (128)
  MINIMUM PENSION LIABILITY
    ADJUSTMENTS, NET OF TAX OF $1....                                   3                          3
                                                                                             -------
  CUMULATIVE EFFECT OF CHANGE IN
    ACCOUNTING PRINCIPLES, NET OF TAX
    OF $17...........................                (41)             (41)                       (41)
  CHANGE IN DERIVATIVES QUALIFYING AS
    CASH FLOW HEDGES, NET OF TAX
    OF $18...........................                (46)             (46)                       (46)
                                                                                             -------
  TOTAL COMPREHENSIVE LOSS:..........                                                         (1,268)
DIVIDENDS PAID.......................                                                           (502)
PURCHASE OF TREASURY STOCK...........                                           (1,615)       (1,615)
SALE OF TREASURY STOCK...............                                              282           181
CALL OPTIONS.........................                                                             47
                                                   -----         --------      --------      -------
BALANCE AT DECEMBER 31, 2001.........              $ (87)        $ (1,699)     $(1,750)      $ 2,014

----------------------------------
(1) Retroactively restated to reflect the issuance of ABB Ltd shares in exchange for all issued shares of ABB AB and ABB AG in June 1999.

(2) Purchase of 3% of issued stock of ABB AB (See Note 1).

(3) Issuance of approximately 20 million shares of ABB Ltd, representing the equivalent number of shares purchased in (2) above (See Note 1).

          See accompanying notes to consolidated financial statements.

                                    ABB LTD
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 1 THE COMPANY

    ABB Ltd is a leading global company in power and automation technologies organized in seven business divisions structured along customer groups, with each division having global responsibility for its business strategies and its manufacturing and product development activities, as applicable. Four end-user divisions serve end-user customers with systems, products and services. Two channel partner divisions serve external channel partners such as wholesalers, distributors, original equipment manufacturers and system integrators directly and the end-user customers indirectly through the end-user customer divisions. They are also responsible for all generic products in ABB. A financial services division provides services and project support for the other divisions as well as for external customers.

    In June 1999, ABB Ltd, a newly incorporated Swiss company, issued approximately 1,180 million registered shares to the stockholders of ABB AB, a Swedish publicly listed company, and ABB AG, a Swiss publicly listed company. As of that date, neither ABB AB nor ABB AG had operations or assets other than their respective 50% ownership interests in ABB Asea Brown Boveri Ltd. In exchange, the stockholders of ABB AB and ABB AG tendered all issued shares of the two companies except for 3% of total issued ABB AB stock. The stockholders of ABB AB who did not tender their shares for ABB Ltd shares received cash of $438 million in return for their shares of ABB AB and the equivalent number of registered shares of ABB Ltd (approximately 20 million) were sold to third parties, resulting in a total of 1,200 million issued shares of ABB Ltd as of June 28, 1999.

    The capital transaction to form ABB Ltd and create a single class of capital voting stock for the stockholders of ABB AB and ABB AG resulted in the following:

  BEFORE JUNE 28, 1999                                    AFTER JUNE 28, 1999

                                     [LOGO]

    As of and for the six months ended June 28, 1999, the combined selected financial information of ABB AG and ABB AB included cash and marketable securities of $28 million, total liabilities of $1 million, interest and other income, net, of $9 million, and a special dividend by ABB AG of $179 million, excluding each company's respective ownership interest and equity in earnings of ABB Asea Brown Boveri Ltd. The combined assets and liabilities exclude
$62 million related to the special dividend which was not yet able to be distributed to ABB AG stockholders.

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

    The following is a summary of significant accounting policies followed in the preparation of these consolidated financial statements.

BASIS OF PRESENTATION

    The consolidated financial statements are prepared on the basis of United States (U.S.) generally accepted accounting principles and are presented in U.S. dollars ($) unless otherwise stated. Par value of capital stock is denominated in Swiss francs (CHF).

    The number of shares and earnings per share data in the consolidated financial statements have been presented as if ABB Ltd shares had been issued for all periods presented and as if the four-for-one split of ABB Ltd shares in May 2001 had occurred as of the earliest period presented.

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts and subsidiaries of ABB Ltd and ABB Asea Brown Boveri Ltd (collectively, the "Company"). All significant intercompany balances have been eliminated in consolidation.

    The Company's investments in joint ventures and affiliated companies, which generally include companies that are 20% to 50% owned, are accounted for using the equity method. Accordingly, the Company's share of earnings of these companies is included in the determination of consolidated net income. Other investments are recorded at cost.

USE OF ESTIMATES

    The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

RECLASSIFICATIONS

    Certain amounts reported for prior years in the notes to the consolidated financial statements have been reclassified to conform to the current year presentation.

CONCENTRATIONS OF CREDIT RISK

    The Company sells a broad range of products, systems and services to a wide range of industrial and commercial customers throughout the world. Concentrations of credit risk with respect to trade receivables are limited due to a large number of customers comprising the Company's customer base. Ongoing credit evaluations of customers' financial position are performed and, generally, no collateral is required.

    The Company, as part of its financial services activities, offers a broad range of financial products. To monitor credit risk, such activities are regulated by specific policies and procedures including those for the identification, evaluation and mitigation of credit risks. Such policies and procedures also include measurements to develop and ensure the maintenance of a diversified portfolio through the active monitoring of counterparty, country and industry exposure. The concentration of credit risk is limited due to the large number of customers comprising the Company's portfolio. In general, for leasing and lending activities collateral is required. The nature of such collateral depends on the type of financial product that is offered but includes, for example,

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) retention of title or mortgage on the equipment financed, or the assignment of rights under contracts. In the case of leasing, ownership of the equipment normally constitutes the main collateral.

    The Company maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management's expectations.

    The Company invests excess cash in deposits with banks throughout the world and in other high quality, liquid marketable securities (such as commercial paper, government agency notes and asset-backed securities). The Company actively monitors its credit risk by routinely reviewing the credit worthiness of the investments held and by maintaining such investments in deposits or liquid securities. The Company has not incurred any credit losses related to such investments.

    The Company's exposure to credit risk on derivative financial instruments is the risk that a counterparty will fail to meet its obligations. To reduce this risk, the Company has credit policies which require the establishment and review of credit limits for individual counterparties. In addition, close-out netting agreements have been entered into with most counterparties. Close-out netting agreements are agreements which provide for the termination, valuation and net settlement of some or all outstanding transactions between two counterparties on the occurrence of one or more pre-defined trigger events.

CASH AND EQUIVALENTS

    Cash and equivalents include highly liquid investments with original maturities of three months or less.

MARKETABLE SECURITIES

    Debt and equity securities are classified as either trading or available-for-sale at the time of purchase and are carried at fair value. Debt and equity securities that are bought and held principally for the purpose of sale in the near term are classified as trading securities and unrealized gains and losses are included in the determination of net income. Unrealized gains and losses on available-for-sale securities are excluded from the determination of net income and are accumulated as a component of other comprehensive loss until realized. Realized gains and losses on available-for-sale securities are computed based upon historical cost of these securities applied using the specific identification method. Declines in fair values of available-for-sale investments that are other than temporary are included in the determination of net income.

REVENUE RECOGNITION

    The Company has recognized revenues in accordance with the Securities and Exchange Commission's Staff Accounting Bulletin No. 101 (SAB 101), REVENUE RECOGNITION IN FINANCIAL STATEMENTS, since adoption on October 1, 2000. SAB 101 provides additional guidance on the application of previously existing U.S. generally accepted accounting principles to revenue recognition in financial statements.

    The Company recognizes substantially all revenues from the sale of manufactured products upon transfer of title including the risks and rewards of ownership to the customer which generally occurs upon shipment of products. On contracts for sale of manufactured products requiring installation which can only be performed by the Company, revenues are deferred until installation of

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) the products is complete. Revenues from short-term fixed-price contracts to deliver services are recognized upon completion of required services to the customer. Revenues from contracts which contain customer acceptance provisions are deferred until customer acceptance occurs or the contractual acceptance period has lapsed.

    Sales under long-term fixed-price contracts are recognized using the percentage-of-completion method of accounting. The Company principally uses the cost-to-cost or delivery events method to measure progress towards completion on contracts. Management determines the method to be used for each contract based on its judgment as to which method best measures actual progress towards completion.

    Anticipated costs for warranties on products are accrued upon sales recognition on the related contracts. Losses on fixed-price contracts are recognized in the period when they are identified and are based upon the anticipated excess of contract costs over the related contract sales.

    Sales under cost-reimbursement contracts are recognized as costs are incurred. Shipping and handling costs are recorded as a component of cost of sales.

RECEIVABLES

    The Company accounts for the securitization of trade receivables in accordance with Statement of Financial Accounting Standards No. 140 (SFAS 140), ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES, which was issued in September 2000 and replaced, in its entirety, Statement of Financial Accounting Standards No. 125, ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES. SFAS 140 requires an entity to recognize the financial and servicing assets it controls and the liabilities it has incurred and to derecognize financial assets when control has been surrendered in accordance with the criteria provided in SFAS 140. The Company adopted the disclosure requirements of SFAS 140 effective December 2000, and has applied the new accounting rules to transactions beginning in the second quarter of 2001, with no significant impact to the Company's financial position or results of operations.

    The Company accounts for the transfer of its receivables to Qualifying Special Purpose Entities (QSPEs) as a sale of those receivables to the extent that consideration other than beneficial interests in the transferred accounts receivable is received. The Company does not recognize the transfer as a sale unless the receivables have been put presumptively beyond the reach of the Company and its creditors, even in bankruptcy or other receivership. In addition, the QSPEs must obtain the right to pledge or exchange the transferred receivables, and the Company cannot retain the ability or obligation to repurchase or redeem the transferred receivables.

    At the time the receivables are sold, the balances are removed from trade receivables and a retained interest or deferred purchase price component is recorded in other receivables. The retained interest is recorded at its estimated fair value. Costs associated with the sale of receivables are included in the determination of current earnings.

    From time to time, the Company may, in its normal course of business, sell receivables outside the securitization programs with or without recourse. Sales and transfers that do not meet the requirements of SFAS 140 are accounted for as secured borrowings.

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
INVENTORIES

    Inventories are stated at the lower of cost (determined using either the first-in, first-out or the weighted average cost method) or market. Inventoried costs relating to percentage-of-completion contracts are stated at actual production costs, including overhead incurred to date, reduced by amounts identified with sales recognized.

IMPAIRMENT OF LONG-LIVED ASSETS

    Long-lived tangible and intangible assets are reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 121 (SFAS 121), ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, when events or circumstances indicate the carrying amount of a long-lived asset may not be recoverable. Impairment is assessed by comparing an asset's net undiscounted cash flows expected to be generated over its remaining useful life to the asset's net carrying value. If impairment is indicated, the carrying amount of the asset is reduced to its estimated fair value.

GOODWILL AND OTHER INTANGIBLE ASSETS

    The excess of cost over the fair value of net assets of acquired businesses is recorded as goodwill and has been amortized on a straight-line basis over periods ranging from 3 to 20 years. The cost of other acquired intangibles is amortized on a straight-line basis over their estimated useful lives, typically ranging from 3 to 10 years. In accordance with Statement of Financial Accounting Standards No. 142 (SFAS 142), GOODWILL AND OTHER INTANGIBLE ASSETS, issued in June 2001, goodwill from acquisitions completed after June 30, 2001, is not amortized (see Note 2--New accounting standards). The total amount of goodwill recognized on acquisitions completed after June 30, 2001, was not significant.

CAPITALIZED SOFTWARE COSTS

    The Company expenses costs incurred in the preliminary project stage, and thereafter capitalizes costs incurred in developing or obtaining software. Capitalized costs of software for internal use are accounted for in accordance with Statement of Position 98-1, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE, and are amortized on a straight-line basis over the estimated useful life of the software, typically ranging from 3 to 5 years. Capitalized costs of a software product to be sold are accounted for in accordance with Statement of Financial Accounting Standards No. 86, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE TO BE SOLD, LEASED, OR OTHERWISE MARKETED, and are carried at the lower of unamortized cost or net realizable value until the product is released to customers, at which time capitalization ceases and costs are amortized on a straight-line basis over the estimated life of the product.

PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment is stated at cost, less accumulated depreciation, using the straight-line method over the estimated useful lives of the assets as follows: 10 to 50 years for buildings and leasehold improvements, 3 to 15 years for machinery and equipment and 3 to 5 years for furniture and fixtures.

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
DERIVATIVE FINANCIAL INSTRUMENTS

    The Company uses derivative financial instruments to manage interest rate and currency exposures, and to a lesser extent commodity exposures, arising from its global operating, financing and investing activities. The Company's policies require that the industrial entities economically hedge all contracted foreign exposures, as well as at least fifty percent of the anticipated sales volume of standard products over the next twelve months. In addition, within limits determined by the Company's Board of Directors, derivative financial instruments are also used for proprietary trading purposes within the Company's Financial Services division.

CHANGE IN ACCOUNTING PRINCIPLES

    On January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, as amended by Statement of Financial Accounting Standards No. 137, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES--DEFERRAL OF THE EFFECTIVE DATE OF FASB STATEMENT NO. 133 and Statement of Financial Accounting Standards No. 138, ACCOUNTING FOR CERTAIN DERIVATIVE INSTRUMENTS AND CERTAIN HEDGING ACTIVITIES, collectively referred to as "SFAS 133". These Statements require the Company to recognize all derivatives, other than certain derivatives indexed to the Company's own stock, on the balance sheet at fair value. Derivatives that are not designated as hedges must be adjusted to fair value through income. If the derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in accumulated other comprehensive loss until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

    The Company accounted for the adoption of SFAS 133 as a change in accounting principle. Based on the Company's outstanding derivatives at January 1, 2001, the Company recognized the cumulative effect of the accounting change as a loss in the consolidated income statement of approximately $63 million, net of tax, (basic and diluted per share loss of $0.06) and a reduction to equity of $41 million, net of tax, in accumulated other comprehensive loss.

    Forward foreign exchange contracts are the primary instrument used to manage foreign exchange risk. Where forward foreign exchange contracts are designated as cash flow hedges under SFAS 133, changes in their fair value are recorded in the accumulated other comprehensive loss component of stockholders' equity, net of tax, until the hedged item is recognized in earnings. The Company also enters into forward foreign exchange contracts that serve as economic hedges of existing assets and liabilities. These are not designated as accounting hedges under SFAS 133 and, consequently, changes in their fair value are reported in earnings where they offset the gain or loss on the foreign currency denominated asset or liability.

    To reduce its interest rate and currency exposure arising from its funding activities and to hedge specific assets, the Company uses interest rate and currency swaps. Where interest rate swaps are designated as fair value hedges, the changes in value of the swaps are recognized in earnings, as are the changes in the value of the underlying assets or liabilities. Where such interest rate swaps do not qualify for the short cut method as defined under SFAS 133, any ineffectiveness is therefore included in earnings. Where interest rate swaps are designated as cash flow hedges,

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) their change in value is recognized in the accumulated other comprehensive loss component of stockholders' equity, net of tax, until the hedged item is recognized in earnings.

    All other swaps, futures, options and forwards which are designated as effective hedges of specific assets, liabilities or committed or forecasted transactions are recognized in earnings consistent with the effects of hedged transactions.

    If the underlying hedged transaction is terminated early, the hedging derivative financial instrument is terminated simultaneously, with any gains or losses recognized immediately. Where derivative financial instruments have been designated as hedges of forecasted transactions, and such forecasted transactions become no longer probable of occurring, hedge accounting ceases and any derivative gain or loss previously included in the accumulated other comprehensive loss component of stockholders' equity is reclassified into earnings.

PRIOR TO IMPLEMENTATION OF SFAS 133--YEARS 2000 AND 1999

    Prior to January 1, 2001, instruments which were used as hedges had to be effective at reducing the risk associated with the exposure being hedged and had to be designated as a hedge at the inception of the contract. Accordingly, changes in market values of hedge instruments had to be highly correlated with changes in the market values of the underlying hedged items, both at inception of the hedge and over the life of the hedge contract. Any derivative that was not designated as a hedge, or was so designated but was ineffective, or was in connection with anticipated transactions, was marked to market and recognized in earnings.

    Gains and losses on foreign currency hedges of existing assets or liabilities were recognized in income consistent with the hedged item. Gains and losses on foreign currency hedges of firm commitments were deferred and recognized in income as part of the hedged transaction. Other foreign exchange contracts were marked to market and recognized in earnings.

    Interest rate and currency swaps that were designated as hedges of borrowings or specific assets were accounted for on an accrual basis and were recorded as an adjustment to the interest income or expense of the underlying asset or liability over its life.

    All other swaps, futures, options and forwards which were designated and effective hedges of specific assets, liabilities, or committed transactions, were recognized consistent with the effects of hedged transactions.

    If the underlying hedged transaction was terminated early, the hedging derivative financial instrument was terminated simultaneously, with any gains or losses recognized immediately. Gains or losses arising from early termination of a derivative financial instrument of an effective hedge were accounted for as adjustments to the basis of the hedged transaction.

    Derivative financial instruments used in the Company's trading activities were marked to market and recognized in earnings.

BORROWINGS

    From time to time, the Company may, in the normal course of business, buy back portions of its debt securities. Such repurchases are accounted for as debt extinguishments in accordance with Statement of Financial Accounting Standards No. 4, REPORTING GAINS AND LOSSES FROM EXTINGUISHMENT OF DEBT--AN AMENDMENT OF APB OPINION NO. 30, irrespective of whether the securities are canceled or held as treasury securities. Gains or losses on extinguishment of debt which are material to the earnings of the Company are disclosed as extraordinary items, net of tax. If subsequently reissued, the reissue price becomes the new cost basis of the securities.

INSURANCE

    The following accounting policies apply specifically to the Insurance business area.

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PREMIUMS AND ACQUISITION COSTS

    Premiums are generally earned pro rata over the period coverage is provided and are reflected in revenues in the Consolidated Income Statement. Premiums earned include estimates of certain premiums due, including adjustments on retrospectively rated contracts. Premium receivables include premiums relating to retrospectively rated contracts that represent the estimate of the difference between provisional premiums received and the ultimate premiums due. Unearned premiums represent the portion of premiums written that is applicable to the unexpired terms of reinsurance contracts or certificates in force. These unearned premiums are calculated by the monthly pro rata method or are based on reports from ceding companies. Acquisition costs are costs related to the acquisition of new business and renewals. These costs are deferred and charged against earnings ratably over the terms of the related policy.

PROFIT COMMISSION

    Certain contracts carry terms and conditions that result in the payment of profit commissions. Estimates of profit commissions are reviewed based on underwriting experience to date and, as adjustments become necessary, such adjustments are reflected in current operations.

LOSS AND LOSS ADJUSTMENT EXPENSES

    Loss and loss adjustment expenses are charged to operations as incurred and are reflected in cost of sales in the Consolidated Income Statement. The liabilities for unpaid loss and loss adjustment expenses, reflected in accrued liabilities, other, are determined on the basis of reports from ceding companies and underwriting associations, as well as on management's, including in-house actuaries', estimates including those for incurred but not reported losses, salvage and subrogation recoveries. Inherent in the estimates of losses are expected trends of frequency, severity and other factors that could vary significantly as claims are settled. Accordingly, ultimate losses could vary from the amounts provided for in these consolidated financial statements.

FEES

    Contracts that neither result in the transfer of insurance risk nor the reasonable possibility of significant loss to the reinsurer are accounted for as financing arrangements rather than reinsurance. Consideration received for such contracts is reflected as accounts payable, other, and are amortized on a pro rata basis over the life of the contract.

FUNDS WITHHELD

    Under the terms of certain reinsurance agreements, the ceding reinsurer retains a portion of the premium to provide security for expected loss payments. The funds withheld are generally invested by the ceding reinsurer and earn an investment return that becomes additional funds withheld.

REINSURANCE

    The Company seeks to reduce the loss that may arise from catastrophes and other events that may cause unfavorable underwriting results by reinsuring certain levels of risks with other insurance enterprises or reinsurers. Reinsurance contracts are accounted for by reducing premiums earned by

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) amounts paid to the reinsurers. Recoverable amounts are established for paid and unpaid losses and loss adjustment expense ceded to the reinsurer. Amounts recoverable from the reinsurer are estimated in a manner consistent with the claim liability associated with the reinsurance policy. Contracts where it is not reasonably possible that the reinsurer may realize a significant loss from the insurance risk generally do not meet the conditions for reinsurance accounting and are recorded as deposits.

TRANSLATION OF FOREIGN CURRENCIES AND FOREIGN EXCHANGE TRANSACTIONS

    The functional currency for most of the Company's operations is the applicable local currency. The translation from the applicable functional currencies into the Company's reporting currency is performed for balance sheet accounts using exchange rates in effect at the balance sheet date, and for income statement accounts using average rates of exchange prevailing during the year. The resulting translation adjustments are excluded from the determination of net income and are accumulated as a component of other comprehensive loss until the entity is sold or substantially liquidated.

    Foreign currency transactions, such as those resulting from the settlement of foreign currency denominated receivables or payables, are included in the determination of net income, except as related to intra-Company loans that are equity-like in nature with no reasonable expectation of repayment which are accumulated as a component of other comprehensive loss.

    In highly inflationary countries, monetary balance sheet positions in local currencies are converted into U.S. dollars at the year-end rate. Fixed assets are kept at historical U.S. dollar values from acquisition dates. Sales and expenses are converted at the exchange rates prevailing upon the date of the transaction. All translation gains and losses from restatement of balance sheet positions are included in the determination of net income.

TAXES

    Deferred taxes are accounted for by using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and the tax bases of assets and liabilities. They are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that the deferred tax assets will be realizable.

    Generally, deferred taxes are not provided on the unremitted earnings of subsidiaries as it is expected that these earnings are permanently reinvested. Such earnings may become taxable upon the sale or liquidation of these subsidiaries or upon the remittance of dividends. Deferred taxes are provided in situations where the Company's subsidiaries plan to make future dividend distributions.

RESEARCH AND DEVELOPMENT

    Research and development costs were $654 million, $703 million and $865 million in 2001, 2000 and 1999, respectively. These costs are included in selling, general and administrative expenses as incurred.

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
EARNINGS PER SHARE

    Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the year. Diluted earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the year, assuming that all potentially dilutive securities were exercised and that any proceeds from such exercises were used to acquire shares of the Company's stock at the average market price during the year or the period the securities were outstanding, if shorter. Potentially dilutive securities comprise outstanding written put options, for which net share settlement at average market price of the Company's stock was assumed, if dilutive, and outstanding written call options and the securities issued under the Company's management incentive plan, to the extent the average market price of the Company's stock exceeded the exercise prices of such instruments (see Notes 20 and 21).

NEW ACCOUNTING STANDARDS

    In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141, BUSINESS COMBINATIONS, which, together with SFAS 142 modify the accounting for business combinations, goodwill and identifiable intangible assets. SFAS 141 requires the Company to account for all business combinations initiated after June 30, 2001, under the purchase method. Under SFAS 142, certain intangible assets will be recognized separately from goodwill, and will be amortized over their useful lives. The Company is required to test all goodwill for impairment as of January 1, 2002, and record a transition adjustment if impairment exists. The Company does not expect to record a material transition adjustment in connection with such impairment testing in 2002. After January 1, 2002, goodwill will no longer be amortized but will be charged to operations when specified tests indicate that the goodwill is impaired. The Company recognized goodwill amortization expense of $191 million, $174 million and $155 million in 2001, 2000 and 1999, respectively.

    In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS, which modifies the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. The Company will adopt this Statement effective January 1, 2003. The Company has not yet determined the impact, if any, that this Statement will have on its financial position or results of operations.

    In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144 (SFAS 144), ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS. This Statement modifies the discontinued operations guidance of Accounting Principles Board Opinion 30, REPORTING THE RESULTS OF OPERATIONS--REPORTING THE EFFECTS OF DISPOSAL OF A SEGMENT OF A BUSINESS, AND EXTRAORDINARY, UNUSUAL AND INFREQUENTLY OCCURRING EVENTS AND TRANSACTIONS, and supersedes SFAS No. 121, while retaining certain requirements of SFAS No. 121 regarding impairment loss recognition and measurement. In addition, SFAS 144 provides additional accounting and reporting guidance for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions. The Company will adopt this Statement on January 1, 2002. The Company has not yet determined the impact, if any, this Statement will have on its financial position or results of operations, although the Company expects to present more disposals as discontinued operations subsequent to adoption of SFAS 144.

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 3 BUSINESS COMBINATIONS

ELSAG BAILEY

    In October 1998, the Company entered into an agreement to acquire all of the outstanding shares of Elsag Bailey Process Automation N.V. ("Elsag Bailey"). The transaction has been accounted for as a purchase. The Company's consolidated financial statements include Elsag Bailey's results of operations since
January 14, 1999, the transaction closing date. The cash purchase price of $1,562 million was allocated to the identified assets acquired and liabilities assumed based upon their estimated fair values as follows:

Tangible assets acquired....................................   $1,260
Liabilities assumed.........................................   (1,767)
Identified intangible assets................................      379
Goodwill....................................................    1,690
                                                               ------
                                                               $1,562
                                                               ======

    The Company recorded a $141 million liability in its purchase price allocation for restructuring costs, comprised of involuntary employee terminations and severance. The Elsag Bailey integration restructuring was substantially complete at the end of 2000.

    In August 1999, the Company sold certain business operations of Elsag Bailey involved in the manufacture and sale of gas chromatograph and mass spectrometer products. The net gain on disposal of $41 million has been recorded as an adjustment to the allocation of the original purchase price.

B-BUSINESS PARTNERS B.V.

    In June 2000, the Company entered into a share subscription agreement to acquire 42% interest in b-business partners B.V. Pursuant to the terms of the agreement, the Company committed to invest a total of $278 million, of which $69 million was paid in 2000 and $134 million was paid during the first half of 2001. In December 2001, Investor AB acquired 90 percent of the Company's investment in b-business partners B.V. for approximately book value, or $166 million in cash. Immediately after this transaction, b-business partners B.V. repurchased 50% of its outstanding shares from all investors, which resulted in a return of capital to the Company of $10 million. As of December 31, 2001, the Company retains a 4% investment in b-business partners B.V. and is committed to provide additional capital to b-business partners B.V. of $3 million. Further, b-business partners B.V. retains a put right to compel the Company to repurchase 150,000 shares of b-business partners B.V. at a cost of approximately $13 million.

ENTRELEC GROUP

    In June 2001, the Company completed the acquisition, through an open-market tender, of Entrelec Group, a France-based supplier of industrial automation and control products operating in 17 countries. The cash purchase price of the acquisition was approximately $284 million. The excess of the purchase price over the fair value of the assets acquired totaled to $294 million and has been recorded as goodwill. The transaction has been accounted for as a purchase. Included in the purchase price allocation was an amount of $21 million for a restructuring of the business. The

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 3 BUSINESS COMBINATIONS (CONTINUED)
Company's consolidated financial statements include Entrelec's result of operations since June 20, 2001, the transaction closing date.

OTHER ACQUISITIONS AND INVESTMENTS

    During 2001, 2000 and 1999, the Company invested $179 million, $896 million and $218 million, respectively, in 60, 61 and 74 new businesses, joint ventures and affiliated companies. Of these transactions, 10, 24 and 24, respectively, represented acquisitions accounted for as purchases and accordingly, the results of operations of the acquired businesses have been included in the Company's consolidated financial statements from the respective acquisition dates. The aggregate purchase price of these acquisitions during 2001, 2000 and 1999 was $45 million, $416 million and $190 million, respectively. The aggregate excess of the purchase price over the fair value of the net assets acquired totaled
$29 million, $447 million and $137 million, respectively, and has been recorded as goodwill. Assuming these acquisitions had occurred on the first day of the year prior to their purchase, the pro forma consolidated results of operations for those years would not have materially differed from reported amounts either on an individual or an aggregate basis.

OTHER DIVESTITURES

    In the ordinary course of business, the Company periodically divests businesses and investments not considered by management to be aligned with its focus on activities with high growth potential. The results of operations of the divested businesses are included in the Company's consolidated results of operations through the date of disposition. During 2001, 2000 and 1999, the Company sold several operating units and investments for total proceeds of $117 million, $281 million and $311 million, respectively, and recognized a net gain of $34 million, $201 million and $132 million, respectively. Such amounts are included in other income (expense), net. Income from continuing operations before taxes and minority interest from these operations was not material in 2001, 2000 and 1999.

NOTE 4 DISCONTINUED OPERATIONS

    In a series of transactions during 2000, the Company disposed of its Power Generation segment, which included its investment in ABB ALSTOM POWER NV (the "Joint Venture") and its nuclear technology business. The Company sold its nuclear technology business to British Nuclear Fuels PLC in April 2000 and its 50% interest in the Joint Venture to ALSTOM SA (ALSTOM) in May 2000. The Company disposed of its Transportation segment in the first quarter of 1999. As a result of these transactions, the Company's consolidated financial statements present the net assets and results of operations of these segments as discontinued operations.

    In connection with the sale of its 50% interest in the Joint Venture to ALSTOM in May 2000, the Company received cash proceeds of $1,197 million and recognized a gain of $734 million ($713 million, net of tax), which includes $136 million of accumulated foreign currency translation losses. In connection with the sale of the nuclear technology business to British Nuclear Fuels PLC in April 2000, the Company received cash proceeds of $485 million and recognized a gain of $55 million ($17 million, net of tax). The net gain from the sale of the nuclear technology business reflects a $300 million provision for estimated environmental remediation. These gains were also offset by operating losses associated with these businesses.

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 4 DISCONTINUED OPERATIONS (CONTINUED)
    Effective June 30, 1999, the Company formed the Joint Venture with ALSTOM by contributing certain assets and businesses of its power generation business. Upon formation of the Joint Venture, the Company received cash boot and recognized a corresponding gross gain of $1,500 million ($1,339 million, net of tax). The Company accounted for its 50% ownership in the Joint Venture as an equity investment through the date of disposal. For the six-month period ended December 31, 1999, the Company recognized net losses of $99 million for its share of the results of the Joint Venture's operations.

    In the first quarter of 1999, the Company sold its 50% interest in ABB Daimler-Benz Transportation GmbH (ADtranz), a rail transportation joint venture, to DaimlerChrysler for cash consideration of $472 million. Upon disposal of its investment, the Company realized a net gain of $464 million.

    Operating results of the discontinued businesses are summarized as follows:

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2001       2000       1999
                                                              --------   --------   --------
Revenues....................................................   $  --      $ 120     $ 3,813
Costs and expenses..........................................    (496)      (258)     (4,889)
Loss before taxes...........................................    (496)      (138)     (1,076)
Tax benefit (expense).......................................     (14)        (7)        157
                                                               -----      -----     -------
Net loss from discontinued operations.......................    (510)      (145)       (919)
Net loss from equity accounted investments, net of tax
  benefit of $15 million and tax expense of $51 million in
  2000 and 1999, respectively...............................      --        (23)       (168)
Gain from dispositions of discontinued operations, net of
  tax expense of $59 million and $161 million in 2000 and
  1999, respectively........................................      --        730       1,804
                                                               -----      -----     -------
Income (loss) from discontinued operations, net of tax......   $(510)     $ 562     $   717
                                                               =====      =====     =======

    The loss before taxes in 2001 includes a charge of $470 million related to the increase in management's estimate of future asbestos-related claims (see
Note 16).

    The loss before taxes in 1999 includes charges for contract loss provisions recorded in accordance with the Company's periodic review of such provisions of approximately $560 million, primarily related to technical difficulties with a new model of gas turbine. The loss before taxes in 1999 also includes other costs of approximately $300 million principally related to the increase in management's estimate of future asbestos-related claims (see Note 16).

    Basic and diluted per share loss from discontinued operations were both $0.45 in 2001, compared to basic and diluted per share income from discontinued operations of $0.48 and $0.61 in 2000 and 1999, respectively.

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 5 MARKETABLE SECURITIES

    Marketable securities consist of the following:

                                                                DECEMBER 31,
                                                             -------------------
                                                               2001       2000
                                                             --------   --------
Trading....................................................   $  545     $  676
Available-for-sale.........................................    2,401      3,533
                                                              ------     ------
Total......................................................   $2,946     $4,209
                                                              ======     ======

    Available-for-sale securities classified as marketable securities consist of the following:

                                                 UNREALIZED   UNREALIZED
                                        COST       GAINS        LOSSES     FAIR VALUE
                                      --------   ----------   ----------   ----------
At December 31, 2001:
Equity securities...................   $  681       $ 22        $(276)       $  427
                                       ------       ----        -----        ------
Debt securities:
  U.S. government obligations.......      655         12          (12)          655
  European government obligations...      437          1           (2)          436
  Corporate.........................      388          4           (2)          390
  Asset-backed......................        3         --           --             3
  Other.............................      450         41           (1)          490
                                       ------       ----        -----        ------
  Total debt securities.............    1,933         58          (17)        1,974
                                       ------       ----        -----        ------
                                       $2,614       $ 80        $(293)       $2,401
                                       ======       ====        =====        ======
At December 31, 2000:
Equity securities...................   $  593       $ 53        $(139)       $  507
                                       ------       ----        -----        ------
Debt securities:
  U.S. government obligations.......      800         21           (3)          818
  European government obligations...      549          8           (4)          553
  Corporate.........................      231          3           (1)          233
  Asset-backed......................      667          1           (1)          667
  Other.............................      723         32           --           755
                                       ------       ----        -----        ------
  Total debt securities.............    2,970         65           (9)        3,026
                                       ------       ----        -----        ------
                                       $3,563       $118        $(148)       $3,533
                                       ======       ====        =====        ======

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 5 MARKETABLE SECURITIES (CONTINUED)
    At December 31, 2001, contractual maturities of the above available-for-sale debt securities consist of the following:

                                                                          FAIR
                                                               COST      VALUE
                                                             --------   --------
Less than one year.........................................   $  454     $  459
One to five years..........................................    1,032      1,044
Six to ten years...........................................      299        313
Due after ten years........................................      148        158
                                                              ------     ------
Total......................................................   $1,933     $1,974
                                                              ======     ======

    Gross realized gains on available-for-sale securities were $78 million, $39 million and $87 million in 2001, 2000 and 1999, respectively. Gross realized losses on available-for-sale securities were $39 million, $27 million and $32 million in 2001, 2000 and 1999, respectively.

    The net change in unrealized gains and losses in fair values of trading securities was not significant in 2001 or 2000.

    At December 31, 2001 and 2000, the Company pledged $848 million and
$1,099 million, respectively, of marketable securities as collateral for certain bank borrowings, issued letters of credit, insurance contracts or other security arrangements.

    At December 31, 2001 and 2000, investments and other in the consolidated balance sheet includes $236 million and $263 million, respectively, of available-for-sale securities that are pledged in connection with the Company's pension plan in Sweden. These securities are comprised of European government and other debt securities recorded at their fair value of $161 million and $192 million, respectively, (including $3 million and $5 million, respectively, of unrealized gains) and equity securities recorded at their fair value of $75 million and $71 million, respectively (net of unrealized losses of $13 million and $9 million, respectively).

NOTE 6 FINANCIAL INSTRUMENTS

CASH FLOW HEDGES

    The Company enters into forward foreign exchange contracts to manage the foreign exchange risk of its operations. To a lesser extent the Company also uses commodity contracts to manage its commodity risks. Where such instruments are designated and qualify as cash flow hedges, the changes in their fair value are recorded in the accumulated other comprehensive loss component of stockholders' equity, until the hedged item is recognized in earnings. At such time, the respective amount in accumulated other comprehensive loss is released to earnings and is shown in either revenues or cost of sales consistent with the classification of the earnings impact of the underlying transaction being hedged. Any hedge ineffectiveness is therefore included in revenues and cost of sales but is not material for 2001.

    During 2001, the amount reclassified from accumulated other comprehensive loss to earnings, which represented derivative financial instrument losses, amounted to $130 million, net of taxes, of which $31 million, net of taxes, was associated with the transition adjustment at January 1, 2001. It is anticipated that during 2002, $67 million, net of taxes, of the amount included in accumulated

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 6 FINANCIAL INSTRUMENTS (CONTINUED) other comprehensive loss at December 31, 2001, which represents derivative financial instrument losses, will be reclassified to earnings. Derivative financial instrument losses reclassified to earnings offset the gains on the items being hedged.

    While the Company's cash flow hedges are primarily hedges of exposures over the next eighteen months, the amount included in accumulated other comprehensive loss at December 31, 2001 includes hedges of certain exposures maturing up to 2007.

FAIR VALUE HEDGES

    To reduce its interest rate and currency exposure arising from its funding activities and to hedge specific assets, the Company uses interest rate and currency swaps. Where such instruments are designated as fair value hedges, the changes in fair value of these instruments, as well as the changes in fair value of the underlying liabilities or assets, are recorded as offsetting gains and losses in the determination of earnings. The amount of hedge ineffectiveness for 2001 is not material.

DISCLOSURE ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

    The Company uses the following methods and assumptions in estimating fair values for financial instruments:

    CASH AND EQUIVALENTS, RECEIVABLES, ACCOUNTS PAYABLE, SHORT-TERM BORROWINGS AND CURRENT MATURITIES OF LONG-TERM BORROWINGS: The carrying amounts reported in the balance sheet approximate the fair values.

    MARKETABLE SECURITIES (INCLUDING TRADING AND AVAILABLE-FOR-SALE SECURITIES):
Fair values are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

    FINANCING RECEIVABLES AND LOANS: Fair values are determined using discounted cash flow methodology based upon loan rates of similar instruments. The carrying values and estimated fair values of long-term loans granted at December 31, 2001 were $1,724 million and $1,745 million, respectively, and at December 31, 2000 were $1,469 million and $1,456 million, respectively.

    LONG-TERM BORROWINGS: Fair values are based on the present value of future cash flows discounted at estimated borrowing rates for similar debt instruments. The carrying values and estimated fair values of long-term borrowings at December 31, 2001 were $5,043 million and $5,056 million, respectively, and at December 31, 2000 were $3,776 million and $3,861 million, respectively.

    DERIVATIVE FINANCIAL INSTRUMENTS: Fair values are the amounts by which the contracts could be settled. These fair values are estimated by using discounted cash flow methodology based on available market data, option pricing models or by obtaining quotes from brokers. At December 31, 2001, the carrying values equal fair values. The fair values are disclosed in Note 9 and Note 14. At December 31, 2000, the total carrying value of derivatives used for both risk management and trading purposes amounted to a net liability of $72 million compared to a fair value of $165 million unrealized loss.

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 6 FINANCIAL INSTRUMENTS (CONTINUED)

NOTIONAL AMOUNTS AS OF DECEMBER 31, 2000

    The notional values of outstanding derivative financial instruments as of December 31, 2000 for interest rate and currency swaps, and other fixed income contracts was $48,261 million, and for foreign exchange forward contracts and options was $38,129 million.

    The gross notional values indicated the extent of the Company's use of derivatives but did not reflect the Company's exposure to market or credit risk arising from such transactions.

NOTE 7 RECEIVABLES

    Receivables consist of the following:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
Trade receivables...........................................  $ 4,120     $4,289
Other receivables...........................................    3,435      3,168
Allowance...................................................     (258)      (234)
                                                              -------     ------
                                                                7,297      7,223
Unbilled receivables, net:
  Costs and estimated profits in excess of billings.........    2,082      1,769
  Advance payments received.................................   (1,011)      (664)
                                                              -------     ------
                                                                1,071      1,105
                                                              -------     ------
                                                              $ 8,368     $8,328
                                                              =======     ======

    Trade receivables include contractual retention amounts billed to customers of $135 million and $140 million at December 31, 2001 and 2000, respectively. Management expects the majority of related contracts will be completed and substantially all of the billed amounts retained by the customer will be collected within one year of the respective balance sheet date. Other receivables consist of V.A.T., claims, employee and customer-related advances, the current portion of direct finance and sales-type leases and other non-trade receivables.

    Costs and estimated profits in excess of billings represent sales earned and recognized under the percentage-of-completion method. Amounts are expected to be collected within one year of the respective balance sheet date.

    During 2001 and 2000, the Company sold trade receivables, to QSPEs unrelated to the Company, in revolving-period securitizations. The Company retains servicing responsibility relating to the sold receivables. Solely for the purpose of credit enhancement from the perspective of the QSPEs, the Company retains an interest in the sold receivables (retained interest). These retained interests are initially measured at estimated fair values, which the Company believes approximate historical carrying values, and are subsequently measured based on a periodic evaluation of collections and delinquencies.

    Given the short-term, lower-risk nature of the assets securitized, market movements in interest rates would not impact the carrying value of the Company's retained interests. An adverse

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 7 RECEIVABLES (CONTINUED)
movement in foreign currency rates could have an impact on the carrying value of these retained interests as the retained interest is denominated in the original currencies underlying the sold receivables. Due to the short-term nature of the receivables and economic hedges in place relating to currency movement risk, the impact has historically not been significant.

    The Company routinely evaluates its portfolio of trade receivables for risk of non-collection and records an allowance for doubtful debts to reflect the carrying value of its trade receivables at estimated net realizable value. Pursuant to the requirements of the revolving-period securitizations through which the Company securitizes certain of its trade receivables, the Company effectively bears the risk of potential delinquency or default associated with trade receivables sold or interests retained. Accordingly, in the normal course of servicing the assets sold, the Company evaluates potential collection losses and delinquencies and updates the estimated fair value of the Company's retained interests. The fair value of the retained interests at December 31, 2001, and December 31, 2000, was approximately $264 million and $214 million, respectively.

    In accordance with SFAS 140, ABB has not recorded a servicing asset as the Company believes it is not practicable to estimate this value given that verifiable data as to the fair value of the compensation and or cost related to servicing the types of the assets sold is not readily obtainable nor reliably estimable for the multiple geographic markets in which the entities selling receivables operate.

    During 2001 and 2000, the following cash flows were received from and paid to QSPEs:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
Gross trade receivables sold to QSPEs.......................  $ 5,515    $ 3,708
Collections made on behalf of and paid to QSPEs.............   (5,343)    (3,324)
Loss on sale, liquidity and program fees....................      (33)       (26)
Increase in retained interests..............................      (53)      (150)
                                                              -------    -------
Net cash received from QSPEs during the year................  $    86    $   208
                                                              =======    =======

    Cash settlement with the QSPEs takes place monthly on a net basis. Gross trade receivables sold represent the face value of all invoices sold during the year to the QSPEs. As the Company services the receivables, collection of the receivables previously sold is made on behalf of the QSPEs. The Company records a loss on sale, liquidity and program fees at the point of sale to the QSPEs. The total cost of $33 million and $26 million in 2001 and 2000, respectively, related to the securitization of trade receivables is included in the determination of current earnings. Changes in retained interests of $53 million and $150 million in 2001 and 2000, respectively, primarily result from increases in the volume of receivables sold during the year and changes in default and delinquency rates, offset by collections of the underlying receivables.

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 7 RECEIVABLES (CONTINUED)
    The following table presents amounts associated with assets securitized at December 31, 2001 and 2000:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
Total trade receivables.....................................   $5,178     $5,207
Portion derecognized........................................     (789)      (702)
Gross retained interests, included in other receivables.....     (269)      (216)
                                                               ------     ------
Trade receivables...........................................   $4,120     $4,289
                                                               ======     ======

    At December 31, 2001 and 2000, of the gross trade receivables sold, the total outstanding trade receivables amounted to $1,058 million and $918 million, respectively. At December 31, 2001 and 2000 an amount of $65 million and $49 million, respectively, was more than 90 days past due which, according to the terms of the programs, is deemed to be delinquent.

    In addition, during 2001, the Company sold or transferred to banks trade receivables outside of the above described securitization programs. Total receivables sold or transferred and derecognized from the balance sheet in accordance with SFAS 140 included in these transactions totaled approximately $71 million. The related costs, including the associated gains and losses, were not significant.

NOTES 8 INVENTORIES

    Inventories, including inventories related to long-term contracts, consist of the following:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
Commercial inventories, net:
  Raw materials.............................................   $1,063     $1,074
  Work in process...........................................    1,483      1,471
  Finished goods............................................      386        373
                                                               ------     ------
                                                                2,932      2,918
                                                               ------     ------

Contract inventories, net:
  Inventoried costs.........................................      380        387
  Contract costs subject to future negotiation..............       16         53
  Advance payments received related to contracts............     (253)      (166)
                                                               ------     ------
                                                                  143        274
                                                               ------     ------
                                                               $3,075     $3,192
                                                               ======     ======

    Contract costs subject to future negotiation represent pending claims for additional contract costs that management believes will be collectible.

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 9 PREPAID EXPENSES AND OTHER

    Prepaid expenses and other current assets consist of the following:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
Prepaid expenses............................................   $  520     $  496
Deferred taxes..............................................      517        530
Advances to suppliers and contractors.......................      242        221
Derivatives.................................................      865        225
Other.......................................................      214        113
                                                               ------     ------
                                                               $2,358     $1,585
                                                               ======     ======

NOTE 10 FINANCING RECEIVABLES

    Financing receivables consist of the following:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
Third-party loans receivable................................   $1,489     $1,230
Finance leases (see Note 15)................................    2,072      1,895
Other.......................................................      702        750
                                                               ------     ------
                                                               $4,263     $3,875
                                                               ======     ======

    Third-party loans receivable primarily represent financing arrangements provided to customers under long-term construction contracts as well as export financing and other activities. Not included in this balance at December 31, 2001 and 2000 are $113 million and $173 million, respectively, of assets pledged as security for financing arrangements.

    Included in finance leases at December 31, 2001 and 2000 are $445 million and $495 million, respectively, of assets pledged as security for other liabilities. Additionally, $114 million of assets were pledged as security for long-term borrowings at December 31, 2001.

    Other financing receivables at December 31, 2001 and 2000 include
$355 million and $357 million, respectively, of assets pledged as security for other liabilities. Of these amounts, $53 million in each year are marketable securities. In addition, other financing receivables include notes receivable from affiliates of $234 million and $239 million at December 31, 2001 and 2000, respectively.

    During 2001, the Company sold or transferred to financial institutions financing receivables. These transfers included sales of finance lease receivables and sales of loan receivables. Total financing receivables sold or transferred and derecognized from the balance sheet in accordance with SFAS 140 included in these transactions totaled approximately $329 million, of which $70 million were sold to an affiliated company. The related costs of these transactions, including the associated gains and losses, were not significant.

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 10 FINANCING RECEIVABLES (CONTINUED)
    The Company, in the normal course of its commercial lending business, has outstanding credit commitments which have not yet been drawn down by customers. The unused amount as of December 31, 2001, is approximately $208 million.

NOTE 11 PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment consist of the following:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
Land and buildings..........................................  $ 2,303     $2,513
Machinery and equipment.....................................    4,534      4,683
Construction in progress....................................      188        130
                                                              -------     ------
                                                                7,025      7,326
Accumulated depreciation....................................   (4,022)    (4,083)
                                                              -------     ------
                                                              $ 3,003     $3,243
                                                              =======     ======

NOTE 12 GOODWILL AND OTHER INTANGIBLE ASSETS

    Goodwill and other intangible assets consist of the following:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
Goodwill....................................................  $ 3,588    $ 3,222
Other intangible assets.....................................    1,065        974
                                                              -------    -------
                                                                4,653      4,196
Accumulated amortization....................................   (1,354)    (1,041)
                                                              -------    -------
                                                              $ 3,299    $ 3,155
                                                              =======    =======

    Other intangible assets primarily include intangibles created through acquisitions, as well as capitalized software to be sold and for internal use, trademarks and patents.

    Consistent with the Company's policy of reassessing the carrying value of acquired intangible assets, a write-down of $40 million was recorded during 2001 in relation to goodwill of one of the Company's investments. The Company also recorded a write-down of $26 million related to software developed for internal use in 2001.

NOTE 13 BORROWINGS

    The Company actively uses the capital markets to meet liquidity needs. Furthermore, the Company maintains credit lines with various banks worldwide for borrowing funds on a short or long-term basis.

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 13 BORROWINGS (CONTINUED)
SHORT-TERM BORROWINGS

    The Company's commercial paper and short-term debt financing consist of the following:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
Commercial paper
(weighted-average interest rate of 2.7% and 5.9%)...........   $3,297     $1,923
Other short-term debt
(weighted-average interest rate of 4.6% and 6.0%)...........      983      1,163
Current portion of long-term borrowings
(weighted-average interest rate of 4.6% and 5.0%)...........      467        501
                                                               ------     ------
                                                               $4,747     $3,587
                                                               ======     ======

    Other short-term debt primarily represents short-term loans from various banks and repurchase agreements. Of the commercial paper outstanding at December 31, 2001, $2,050 million had maturities of less than 3 months, $913 million had maturities of 3 to 6 months and $334 million had maturities over 6 months. Commercial paper outstanding at December 31, 2000 had maturities of mainly less than 3 months.

    In mid December 2001, the Company entered into a syndicated $3 billion 364-day revolving credit facility, with the option to convert up to $1 billion of any outstanding amounts at the end of the period into one year term borrowings. The facility is for general corporate purposes including support for the Company's commercial paper issuance. In the event that the Company's long-term debt rating falls below either A3 or A- from Moody's and Standard & Poor's, respectively, the terms of the facility are required to be renegotiated. If, after such negotiations, the banks and the Company are unable to reach agreement on revised terms, the facility will be terminated. Commitment fees are paid on the unutilized portion of the facility and their level is dependent on the credit rating of the Company's long-term debt. At December 31, 2001, no amounts were outstanding under this facility.

LONG-TERM BORROWINGS

    The Company utilizes a variety of derivative products to modify the characteristics of its long-term borrowings. The Company uses interest rate swaps to effectively convert certain fixed-rate long-term borrowings into floating rate obligations. For certain non-U.S. dollar denominated borrowings, the Company utilizes cross-currency swaps to effectively convert the borrowings into U.S. dollar obligations. As of January 1, 2001, upon the introduction of SFAS 133, the derivative instruments (primarily interest rate and cross-currency swaps), designated and qualifying as fair value hedges of the Company's borrowings have been recorded at their fair values under other assets and other liabilities together with other outstanding derivatives. At December 31, 2000, cross-currency swaps hedging borrowings were shown as part of the underlying transaction being hedged. As required by SFAS 133, borrowings which have been designated as being hedged by fair value hedges are stated at their respective fair values at December 31, 2001.

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 13 BORROWINGS (CONTINUED)
    The following table summarizes the Company's long-term borrowings considering the effect of interest rate, currency and equity swaps:

                                               DECEMBER 31, 2001                 DECEMBER 31, 2000
                                        -------------------------------   -------------------------------
                                                   NOMINAL    EFFECTIVE              NOMINAL    EFFECTIVE
                                        BALANCE      RATE       RATE      BALANCE      RATE       RATE
                                        --------   --------   ---------   --------   --------   ---------
Floating rate.........................   $4,422        4.0%      2.7%      $3,444      5.3%        5.4%
Fixed rate............................    1,017        5.3%      5.3%         611      4.6%        4.6%
Putable bonds.........................       --         --        --          139      6.5%        6.5%
Other.................................       71        1.5%      2.3%          83      6.7%        7.1%
                                         ------                            ------
                                         $5,510                            $4,277
Current portion of long-term
  borrowings..........................     (467)       4.6%      2.9%        (501)     5.0%        6.5%
                                         ------                            ------
                                         $5,043                            $3,776
                                         ======                            ======

    At December 31, 2001, maturities of long-term borrowings were as follows:

Due in 2002.................................................   $  467
Due in 2003.................................................    1,492
Due in 2004.................................................    1,187
Due in 2005.................................................    1,299
Due in 2006.................................................      516
Thereafter..................................................      549
                                                               ------
                                                               $5,510
                                                               ======

At December 31, 2001, approximately $1,800 million of the Company's long-term borrowings were denominated in U.S. dollars.

    During 2001, the Company repurchased, but did not cancel, outstanding bonds with a face value of $322 million. In connection with these repurchases, the Company recorded an extraordinary gain on extinguishment of debt of $12 million, which was not subject to tax effect, representing basic and diluted earnings per share of $0.01. In the period up to December 31, 2001, the Company subsequently reissued a portion of the repurchased bonds with a face value of $248 million. The reissue price has become the new cost basis of the bonds.

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 14 ACCRUED LIABILITIES AND OTHER

    Accrued liabilities and other consists of the following:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
Insurance reserves..........................................   $2,175     $1,399
Contract-related reserves...................................      566        538
Accrued personnel costs.....................................      736        791
Taxes payable...............................................      506        471
Provisions for warranties...................................      409        413
Deferred taxes..............................................      198        235
Interest....................................................      380        445
Provisions for restructuring................................      170        102
Derivatives.................................................      803        297
Other.......................................................    1,644      1,436
                                                               ------     ------
                                                               $7,587     $6,127
                                                               ======     ======

    The Company's insurance reserves for unpaid claims and claim adjustment expenses are determined on the basis of reports from ceding companies, underwriting associations and management estimates. The Company continually reviews reserves for claims and claim adjustment expenses during the year and changes in estimates are reflected in net income. In addition, reserves are routinely reviewed by independent actuarial consultants. Prior to 2001, the Company presented a portion of its insurance reserves on a discounted basis, which estimated the present value of funds required to pay losses at future dates. The effect of the discounting was to decrease outstanding losses and loss adjustment reserves by $223 million at December 31, 2000. The reserves were discounted where anticipated future investment income was an integral part of the premium pricing for a particular product. During 2001, the timing and amount of premiums and claims payments being ceded to the Company in respect of prior years finite risk reinsurance contracts has changed. As the amount and timing of ceded claims payments cannot be reliably determined at December 31, 2001, the Company has not discounted its loss reserves. The Company believes that this variability in ceded loss payments will preclude the Company from discounting its loss reserves in the future until reliably determinable amounts and timing of these payments can be reestablished. Accordingly, at December 31, 2001 the insurance reserves have not been presented on a discounted basis, resulting in a charge to losses and loss adjustment expenses in the fourth quarter of 2001 of $295 million for the elimination of the effect of discounting.

NOTE 15 LEASES

LEASE OBLIGATIONS

    The Company's lease obligations primarily relate to real estate and office equipment. In the normal course of business, management expects most leases to be renewed or replaced by other leases. Minimum rent expense under operating leases was $242 million, $252 million and $275 million in 2001, 2000 and 1999, respectively.

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 15 LEASES (CONTINUED)
    At December 31, 2001, future net minimum lease payments for operating leases having initial or remaining non-cancelable lease terms in excess of one year consist of the following:

2002........................................................   $  269
2003........................................................      225
2004........................................................      189
2005........................................................      152
2006........................................................      141
Thereafter..................................................      364
                                                               ------
                                                               $1,340
Sublease income.............................................      (58)
                                                               ------
                                                               $1,282
                                                               ======

INVESTMENTS IN LEASES

    The Financial Services division provides sales support to the Company's industrial entities' customers by means of lease financing and credit arrangements as well as other direct third-party lease financing. Investments in sales-type leases, leveraged leases and direct financing leases are included in financing receivables.

    The allowance for losses on lease financing receivables is determined based on loss experience and assessment of inherent risk. Adjustments to the allowance for losses are made to adjust the net investment in finance leases to the estimated collectible amount.

    The Company's non-current investments in direct financing, sales-type and leveraged leases consist of the following:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
Minimum lease payments receivable...........................  $ 3,400    $ 2,972
Residual values.............................................       72        186
Unearned income.............................................   (1,105)    (1,050)
                                                              -------    -------
                                                                2,367      2,108
Leveraged leases............................................       49         28
Allowance for losses........................................       (5)        (6)
                                                              -------    -------
                                                                2,411      2,130
Current portion.............................................     (339)      (235)
                                                              -------    -------
                                                              $ 2,072    $ 1,895
                                                              =======    =======

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 15 LEASES (CONTINUED)
    At December 31, 2001, minimum lease payments under direct financing and sales-type lease payments are scheduled to be received as follows:

2002........................................................   $  594
2003........................................................      537
2004........................................................      394
2005........................................................      408
2006........................................................      219
Thereafter..................................................    1,248
                                                               ------
                                                               $3,400
                                                               ======

NOTE 16 COMMITMENTS AND CONTINGENCIES

    GENERAL

    The Company is subject to various legal proceedings and claims which have arisen in the ordinary course of business that have not been finally adjudicated. It is not possible at this time for the Company to predict with any certainty the outcome of such litigation. However, except as stated below, management is of the opinion, based upon information presently available, that it is unlikely that any such liability, to the extent not provided for through insurance or otherwise, would have a material adverse effect in relation to the Company's consolidated financial position, liquidity or results of operations.

    ENVIRONMENTAL

    The Company is a participant in several legal and regulatory actions, which result from various U.S. and other federal, state and local environmental protection legislation as well as agreements with third parties. Provisions for such actions are accrued when the events are probable and the related costs can be reasonably estimated. Changes in estimates of such costs are recognized in the period determined. While the Company cannot estimate the impact of future regulations affecting these actions, management believes that the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, liquidity or results of operations.

    The Company records accruals for environmental matters based on its estimated share of costs in the accounting period in which responsibility is established and costs can be reasonably estimated. Environmental liabilities are recorded based on the most probable cost, if known, or on the estimated minimum cost, determined on a site-by-site basis. Revisions to the accruals are made in the period the estimated costs of remediation change.

    Costs of future expenditures for environmental remediation obligations are not discounted to their present value. The Company records a receivable if the estimated recoveries from insurers or other third parties are determined to be probable.

    PERFORMANCE GUARANTEES

    It is industry practice to use letters of credit, surety bonds and other performance guarantees on major projects, including long-term operation and maintenance contracts. Such guarantees may

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 16 COMMITMENTS AND CONTINGENCIES (CONTINUED) include guarantees that a project will be completed or that a project or particular equipment will achieve defined performance criteria. The guarantors may include subsidiaries of ABB Ltd and/or ABB Ltd. Because such guarantees may not state a fixed or maximum amount, the aggregate amount of the Company's potential exposure under the guarantees cannot reasonably be estimated. Provisions are recorded in the consolidated financial statements at the time it becomes probable the Company will incur losses pursuant to a performance guarantee. Management does not expect to incur significant losses under these guarantees in excess of the Company's provisions. However, such losses, if incurred, could have a material impact on the Company's consolidated financial position, liquidity or results of operations.

    The Company retained obligations for guarantees of the type described above related to the power generation businesses contributed to the Joint Venture with ALSTOM. In addition, in connection with a power plant construction project in a business sold to ALSTOM POWER N.V. ("ALSTOM Power"), one of the Company's subsidiaries has issued an advance payment guarantee towards a bank holding funds which are to be drawn down by a consortium led by a subsidiary of ALSTOM Power. The guarantee is approximately $370 million at December 31, 2001. ALSTOM and its subsidiaries have primary responsibility for performing the obligations that are the subject of the guarantees. In connection with the sale to ALSTOM of the Company's interest in the Joint Venture in May 2000, ALSTOM and ALSTOM Power have undertaken to fully indemnify the Company against any claims arising under such guarantees. As of December 31, 2001, there have been no material claims made under these guarantees.

    In connection with the sale of its nuclear business to British Nuclear Fuels ("BNFL") in 2000, a subsidiary of the Company retained obligations under surety bonds relating to the performance by the nuclear business under certain contracts entered into prior to the sale to BNFL. Pursuant to the purchase agreement under which the nuclear business was sold, BNFL is required to indemnify the Company for any costs and liabilities incurred by the Company with respect to such bonds. The Company's total liability under these bonds at December 31, 2001 is approximately $700 million. As of December 31, 2001, there have been no material claims made under these surety bonds. Management does not expect to incur significant losses under these surety bonds.

    FINANCIAL GUARANTEES

    The Company's financial services business has guaranteed the obligations of certain third parties in return for a commission. These financial guarantees represent irrevocable assurances that the Company will make payment in the event that the third party fails to fulfill its obligations and the beneficiary under the guarantee records a loss under the terms of the guarantee agreement. The commissions collected are recognized as income over the life of the guarantee and the Company records a provision when it becomes aware of an event of default or a potential event of default occurs. At December 31, 2001, the Company has issued approximately $270 million of financial guarantees with maturity dates ranging from one to nineteen years. Management does not expect to incur significant losses under these contracts.

    CONTINGENCIES RELATED TO FORMER POWER GENERATION BUSINESSES

    The Company retains ownership of Combustion Engineering, Inc. ("Combustion Engineering"), a subsidiary that formerly conducted part of the divested power generation business and which now owns commercial real estate which it leases to third parties. Combustion Engineering is a

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 16 COMMITMENTS AND CONTINGENCIES (CONTINUED) co-defendant, together with third parties, in numerous lawsuits pending in the United States in which the plaintiffs claim damages for personal injury arising from exposure to or use of equipment which contained asbestos that Combustion Engineering supplied, primarily during the 1970s and before.

    It can be expected that additional asbestos-related claims will continue to be asserted. The ultimate cost of these claims is difficult to estimate with any degree of certainty due to the nature and number of variables associated with unasserted claims. Some of the factors affecting the reliability of estimating the potential cost of claims are the rate at which new claims are filed, the impact of court rulings and legislative action, the extent of the claimants' association with Combustion Engineering's or other defendants' products, equipment or operations, the type and severity of the disease suffered by the claimant, the method of resolution of such cases, the financial condition of other defendants and the availability of insurance to recover the costs, until the policy limits are exhausted. As of December 31, 2001, there were approximately 94,000 cases pending (2000: 66,000) against Combustion Engineering. Approximately 55,000 new claims were made in 2001 (2000: 39,000) and approximately 27,000 claims were resolved in 2001 (2000: 34,000). In 2001, the average payment per claim in which a payment was made increased by 26% over 2000. Approximately $12.8 million, $10.5 million and $8.2 million in administration and defense costs were incurred in 2001, 2000 and 1999, respectively.

    Other ABB Group entities are sometimes named as defendants in asbestos claims. These claims are insignificant compared to the Combustion Engineering claims and have not had, and are not expected to have, a material impact on the Company's financial position or results of operations.

    A reserve is maintained to cover estimated costs for the asbestos claims and an asset is recorded representing estimated insurance reimbursement. The reserve represents management's estimate of the costs associated with asbestos claims, including defense costs, based upon historical claims trends, available industry information and incidence rates of new claims. As a result of changes in management's expectations regarding the foreseeable future over which claims would continue to be incurred, the estimates were modified in 1999 to extend the period over which current and future claims were expected to be settled from 7 to 11 years. This revision better reflected anticipated claim settlement costs in light of the number and type of claims being filed at that time and the allocation of such claims to all available insurance policies. As a result of the revision, an additional accrual of approximately $300 million was recorded in 1999 which is included in the results of discontinued operations. During 2000, the level of new claims and settlement costs increased as compared to previous levels. Consequently, a charge of approximately $70 million was recorded in 2000, which is included in the results of discontinued operations, related to higher costs than were expected during the period. Based on the significant increase in new claims and settlement costs experienced in 2001 described above, an additional charge of $470 million was recorded in 2001, which is included in the results of discontinued operations. Because of the uncertainty as to the causes of the increase in claims filed against Combustion Engineering in recent periods, the estimation of future claims to be resolved is subject to substantially greater uncertainty.

    At December 31, 2001 and 2000, reserves of approximately $940 million and $590 million, respectively, were recorded for all asbestos-related claims. Receivables of $150 million and

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 16 COMMITMENTS AND CONTINGENCIES (CONTINUED)
$160 million were recorded at December 31, 2001 and 2000, respectively, for probable insurance recoveries with respect to such claims. Allowances against the insurance receivables are established at such time as it becomes likely that insurance recoveries are not probable. Cash payments to resolve Combustion Engineering's asbestos claims were $136 million, $125 million and $67 million in 2001, 2000 and 1999, respectively.

    Future operating results will continue to reflect the effect of changes in estimated claims costs resulting from actual claim activity as well as changes in available insurance coverage. It is reasonably possible that expenditures could be made, in excess of established reserves, in a range of amounts that cannot reasonably be estimated. Although the final resolution of any such matters could have a material impact on the Company's reported results for a particular reporting period, management believes the litigation should not have a material adverse effect on the Company's consolidated financial condition or liquidity.

    CONTINGENCIES RELATED TO FORMER NUCLEAR POWER BUSINESS

    The Company retained liability for certain specific environmental remediation costs at two sites in the U.S. that were operated by its nuclear business, which has been sold to British Nuclear Fuels. Pursuant to the purchase agreement with British Nuclear Fuels, the Company has retained all of the environmental liabilities associated with its Combustion Engineering subsidiary's Windsor, Connecticut facility and a portion of the environmental liabilities associated with its ABB CE Nuclear subsidiary's Hematite, Missouri facility. The primary environmental liabilities associated with these sites relate to the costs of remediating radiological contamination upon decommissioning the facilities. Such costs are not payable until a facility is taken out of use and generally are incurred over a number of years. Although it is difficult to predict with accuracy the amount of time it may take to remediate radiological contamination upon decommissioning, based on information that British Nuclear Fuels has made publicly available, the Company believes that it may take approximately six years for remediation at the Hematite site, from the time of decommissioning. With respect to the Windsor site, the Company believes the remediation may take until 2008. British Nuclear Fuels has notified the Nuclear Regulatory Commission of its intention to decommission the Hematite facility in 2003. British Nuclear Fuels decommissioned the Windsor facility in 2001 and the process of remediation has begun. At the Windsor site, the Company believes that a significant portion of such remediation costs will be the responsibility of the U.S. government pursuant to the Atomic Energy Act and the Formerly Used Site Environmental Remediation Action Program because such costs relate to materials used by Combustion Engineering in its research and development work on, and fabrication of, nuclear fuel for the United States Navy. As a result of the sale of the nuclear business, in April 2000 the Company established a reserve of $300 million in connection with estimated remediation costs related to these facilities. During 2001, approximately $6 million was expended on remediation of the Windsor site.

    Prior to the sale of the nuclear businesses, the Company conducted and had intended to continue conducting activities at these two sites which would require maintaining the appropriate licenses from the U.S. Nuclear Regulatory Commission ("NRC"). As long as the NRC licenses were in force, the Company was not obligated, nor was it necessary, to remediate those sites. At the time of the sale of the nuclear business, there was substantial likelihood that the NRC licenses would be discontinued. These events would trigger the remediation for which the Company is liable. Therefore, the Company established the reserve at the time of such sale.

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 16 COMMITMENTS AND CONTINGENCIES (CONTINUED)
    Estimates of the future costs of environmental compliance and liabilities are imprecise due to numerous uncertainties. Such costs are affected by the enactment of new laws and regulations, the development and application of new technologies, the identification of new sites for which the Company may have remediation responsibility and the apportionment of remediation costs among, and the financial viability of, responsible parties. In particular, the exact amount of the responsibility of the U.S. government for the Windsor site cannot reasonably be estimated. It is possible that final resolution of environmental matters may require the Company to make expenditures in excess of its expectations, over an extended period of time and in a range of amounts that cannot be reasonably estimated. Although final resolution of such matters could have a material effect on the Company's consolidated results of operations in a particular reporting period in which the expenditure is incurred, the Company believes that these expenditures should not have a material adverse effect on its consolidated financial position.

NOTE 17 TAXES

    Provision for taxes consists of the following:

                                                                      YEAR ENDED DECEMBER 31,
                                                               --------------------------------------
                                                                 2001           2000           1999
                                                               --------       --------       --------
Current taxes on income.................................         $171           $263           $333
Deferred taxes..........................................          (66)           114             10
Tax expense from continuing operations..................          105            377            343
Tax (benefit) expense from discontinued operations......           14             51            (47)
                                                                 ----           ----           ----
                                                                 $119           $428           $296
                                                                 ====           ====           ====

    The Company operates in countries that have differing tax laws and rates. Consequently, the consolidated weighted-average effective rate will vary from year to year according to the source of earnings or losses by country.

                                                                YEAR ENDED DECEMBER 31,
                                                             ------------------------------
                                                               2001       2000       1999
                                                             --------   --------   --------
Reconciliation of taxes:
Income from continuing operations before taxes and minority
  interest.................................................   $  45      $1,306     $1,022
Weighted-average tax rate..................................    38.2%       37.2%      39.1%

Taxes at weighted-average tax rate.........................      17         486        400
Items taxed at rates other than the weighted-average tax
  rate.....................................................     104         (67)         1
Non-deductible goodwill amortization.......................      59          55         58
Changes in valuation allowance.............................     (30)        (67)      (144)
Changes in enacted tax rates...............................       4         (42)        18
Other, net.................................................     (49)         12         10
                                                              -----      ------     ------
Tax expense of continuing operations.......................   $ 105      $  377     $  343
Effective tax rate for the year (see comment below)........   233.6%       28.9%      33.6%

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 17 TAXES (CONTINUED)

    In 2001, the reconciling item "Other, net" of $49 million includes an amount of $50 million relating to adjustments with respect to the resolution of certain prior year tax matters.

    In 2001, the income from continuing operations before taxes and minority interest of $45 million includes an additional provision for insurance liabilities in an insurance subsidiary, located in a low tax jurisdiction (see
Note 14). The above item "Items taxed at rates other than the weighted average tax rate" includes the tax effect of this provision when comparing the weighted average tax rate to the effective tax rate for the year.

    The effective tax rate applicable to income from continuing operations excluding the tax effect of this provision would be 30.9%.

    Deferred income tax assets and liabilities consist of the following:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
Deferred tax liabilities:
  Financing receivables.....................................  $  (480)   $  (512)
  Property, plant and equipment.............................     (476)      (282)
  Pension and other accrued liabilities.....................     (264)      (438)
  Insurance reserves........................................     (190)      (233)
  Other.....................................................     (148)      (298)
                                                              -------    -------
Total deferred tax liability................................   (1,558)    (1,763)
                                                              -------    -------
Deferred tax assets:
  Investments and other.....................................       14         19
  Property, plant and equipment.............................      207         79
  Pension and other accrued liabilities.....................    1,013      1,059
  Unused tax losses and credits.............................      753        453
  Other.....................................................      248        162
                                                              -------    -------
Total deferred tax asset....................................    2,235      1,772
Valuation allowance.........................................   (1,176)      (777)
                                                              -------    -------
Deferred tax asset, net of valuation allowance..............    1,059        995
                                                              -------    -------
Net deferred tax liability..................................  $  (499)   $  (768)
                                                              =======    =======

    Deferred tax assets and deferred tax liabilities can be allocated between current and non-current as follows:

                                                               DECEMBER 31,
                                              -----------------------------------------------
                                                       2001                     2000
                                              ----------------------   ----------------------
                                              CURRENT    NON-CURRENT   CURRENT    NON-CURRENT
                                              --------   -----------   --------   -----------
Deferred tax liability......................   $(198)      $(1,360)     $(235)      $(1,528)
Deferred tax asset, net.....................     517           542        530           465
                                               -----       -------      -----       -------
Net deferred tax asset (liability)..........   $ 319       $  (818)     $ 295       $(1,063)
                                               =====       =======      =====       =======

    The non-current deferred tax asset, net, is recorded in the balance sheet position "Investments and other".

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 17 TAXES (CONTINUED)
    Certain entities of the group have deferred tax assets related to net operating loss carry-forwards and other items. Because recognition of these assets is uncertain, the group has established valuation allowances of $1,176 and $777 million as at December 31, 2001 and 2000, respectively.

    At December 31, 2001, net operating loss carry-forwards of $1,790 million and tax credits of $127 million are available to reduce future taxable income of certain subsidiaries, of which $1,216 million loss carry-forwards and $98 million tax credits expire in varying amounts through 2021 and the remainder do not expire. These carry-forwards are predominately related to the Company's U.S. and German operations.

NOTE 18 OTHER LIABILITIES

    Other liabilities include advances from customers relating to long-term construction contracts of $789 million and $862 million at December 31, 2001 and 2000, respectively.

    The Company entered into tax advantaged leasing transactions with U.S. investors prior to 1999. Prepaid rents that have been received on these transactions are $355 million and $357 million at December 31, 2001 and 2000, respectively, and have been recorded as deposit liabilities. Net gains on these transactions are being recognized over the lease terms.

    In prior years, the Company entered into certain lease transactions which resulted in the recognition of a long-term liability of $445 million and $495 million at December 31, 2001 and 2000, respectively, and a corresponding receivable reflected in finance receivables for similar amounts. Under these lease structures, certain lessee payments have been assigned to banks which have financed these lease transactions.

NOTE 19 EMPLOYEE BENEFITS

    The Company operates several pension plans, including defined benefit, defined contribution and termination indemnity, in accordance with local regulations and practices. These plans cover the majority of the Company's employees and provide benefits to employees in the event of death, disability, retirement or termination of employment. Certain of these plans are multi-employer plans.

    Some of these plans require employees to make contributions and enable employees to earn matching or other contributions from the Company. The funding policy of these plans is consistent with the local government and tax requirements. The Company has several pension plans which are not funded pursuant to local government and tax requirements.

    Defined benefit plans provide benefits primarily based on employees' years of service, age and salary. The cost and obligations from sponsoring defined benefit plans are determined on an actuarial basis using the projected unit credit method. This method reflects service rendered by the employees to the date of valuation and incorporates assumptions concerning employees' projected salaries.

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 19 EMPLOYEE BENEFITS (CONTINUED)
    For the years ended December 31, 2001, 2000 and 1999, net periodic pension cost consists of the following:

                                                            PENSION BENEFITS                  OTHER BENEFITS
                                                     ------------------------------   ------------------------------
                                                       2001       2000       1999       2001       2000       1999
                                                     --------   --------   --------   --------   --------   --------
Service cost.......................................   $ 186      $ 212      $ 254       $ 5        $ 5        $ 6
Interest cost......................................     329        328        348        29         26         27
Expected return on plan assets.....................    (308)      (320)      (319)       --         --         --
Amortization of transition liability...............       9         11         16         8          8         11
Amortization of prior service cost.................      14         38          7        --         --         --
Recognized net actuarial (gain) loss...............       4         (1)        18         3          1          1
Other..............................................     (18)        10         11        --         --          7
                                                      -----      -----      -----       ---        ---        ---
                                                      $ 216      $ 278      $ 335       $45        $40        $52
                                                      =====      =====      =====       ===        ===        ===

    The following tables set forth the change in benefit obligations, the change in plan assets and the funded status recognized in the consolidated financial statements at December 31, 2001 and 2000, for the Company's principal benefit plans:

                                                       PENSION BENEFITS       OTHER BENEFITS
                                                      -------------------   -------------------
                                                        2001       2000       2001       2000
                                                      --------   --------   --------   --------
Benefit obligation at the beginning of year.........   $6,312     $6,328     $ 390       $328
  Service cost......................................      186        212         5          5
  Interest cost.....................................      329        328        29         26
  Contributions from plan participants..............       39         38         2          1
  Benefit payments..................................     (394)      (426)      (36)       (42)
  Benefit obligations of businesses acquired........        9         58        --         --
  Benefit obligations of businesses disposed........       (5)       (81)       --        (12)
  Actuarial (gain) loss.............................       45        123        51         78
  Plan amendments and other.........................       (3)        27         1          6
  Exchange rate differences.........................     (221)      (295)       (1)        --
                                                       ------     ------     -----       ----
Benefit obligation at the end of year...............    6,297      6,312       441        390
                                                       ------     ------     -----       ----
Fair value of plan assets at the beginning of
  year..............................................    4,843      4,788        --         --
  Actual return on plan assets......................     (312)       276        --         --
  Contributions from employer.......................      409        391        34         41
  Contributions from plan participants..............       39         38         2          1
  Benefit payments..................................     (394)      (426)      (36)       (42)
  Plan assets of businesses acquired................        6         48        --         --
  Plan assets of businesses disposed................       (1)       (17)       --         --
  Other.............................................       15        (78)       --         --
  Exchange rate differences.........................     (133)      (177)       --         --
                                                       ------     ------     -----       ----
Fair value of plan assets at the end of year........    4,472      4,843        --         --
                                                       ------     ------     -----       ----
Unfunded amount.....................................    1,825      1,469       441        390
Unrecognized transition liability...................      (10)       (24)      (86)       (95)
Unrecognized actuarial loss.........................     (835)      (199)     (140)       (91)
Unrecognized prior service cost.....................      (72)       (87)       (3)        (3)
                                                       ------     ------     -----       ----
Net amount recognized...............................   $  908     $1,159     $ 212       $201
                                                       ======     ======     =====       ====

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 19 EMPLOYEE BENEFITS (CONTINUED)
    The following amounts have been recognized in the Company's consolidated balance sheets at December 31, 2001 and 2000:

                                                        PENSION BENEFITS       OTHER BENEFITS
                                                       -------------------   -------------------
                                                         2001       2000       2001       2000
                                                       --------   --------   --------   --------
Prepaid pension cost.................................   $ (415)    $ (242)     $ --       $ --
Accrued pension cost.................................    1,410      1,505       212        201
Intangible assets....................................      (14)       (13)       --         --
Accumulated other comprehensive loss.................      (73)       (91)       --         --
                                                        ------     ------      ----       ----
Net amount recognized................................   $  908     $1,159      $212       $201
                                                        ======     ======      ====       ====

    The pension and other related benefits liability reported in the consolidated balance sheet contains an accrual of $66 million and $84 million at December 31, 2001 and 2000, respectively, for employee benefits that do not meet the criteria of Statement of Financial Accounting Standards No. 87, EMPLOYERS' ACCOUNTING FOR PENSIONS or Statement of Financial Accounting Standards No. 106, EMPLOYERS' ACCOUNTING FOR POSTRETIREMENT BENEFITS OTHER THAN PENSIONS.

    There were no significant changes in the minimum pension liability in 2001. The changes in the minimum pension liability in 2000 and 1999 were primarily attributable to changes in the discount rate and the fair value of plan assets in the German and U.S. pension plans.

    During 2001, the Company contributed $162 million of available-for-sale debt securities to certain of the Company's pension plans in the United States.

    The projected benefit obligation and fair value of plan assets for pension plans with benefit obligations in excess of plan assets were $6,201 million and $4,367 million, respectively, at December 31, 2001 and $5,806 million and $4,267 million, respectively, at December 31, 2000. The accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $2,428 million and $1,200 million, respectively, at December 31, 2001 and $1,739 million and $533 million, respectively, at December 31, 2000.

    At December 31, 2001 and 2000, the assets of the plans were comprised of:

                                                                    PENSION
                                                                   BENEFITS
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
Equity securities...........................................     35%        43%
Debt securities.............................................     48%        40%
Other.......................................................     17%        17%

    At December 31, 2001 and 2000, plan assets included $6 million and $16 million, respectively, of the Company's capital stock.

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 19 EMPLOYEE BENEFITS (CONTINUED)
    The following weighted-average assumptions were used in accounting for defined benefit pension plans, for the years ended December 31, 2001 and 2000:

                                                                 PENSION                   OTHER
                                                                BENEFITS                 BENEFITS
                                                           -------------------      -------------------
                                                             2001       2000          2001       2000
                                                           --------   --------      --------   --------
Discount rate............................................    5.38%      5.45%         7.24%      7.72%
Expected return on plan assets...........................    6.81%      6.81%           --         --
Rate of compensation increase............................    3.09%      3.16%           --         --

    The Company has multiple non-pension post-retirement benefit plans. The Company's health care plans are generally contributory with participants' contributions adjusted annually. The health care trend rate was assumed to be 9.65% for 2001, then gradually declining to 5.78% in 2007, and to remain at that level thereafter.

    Assumed health care cost trends have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects at December 31, 2001:

                                                         ONE-PERCENTAGE-   ONE-PERCENTAGE-
                                                         POINT INCREASE    POINT DECREASE
                                                         ---------------   ---------------
Effect on total of service and interest cost
  components...........................................        $3               $ (3)
Effect on accumulated post-retirement benefit
  obligation...........................................        31                (26)

    The Company also maintains several defined contribution plans. The expense for these plans was $27 million, $29 million and $32 million in 2001, 2000 and 1999, respectively. The Company also contributed $135 million, $108 million and $118 million to multi-employer plans in 2001, 2000 and 1999, respectively.

NOTE 20 MANAGEMENT INCENTIVE PLAN

    The Company has a management incentive plan under which it offers stock warrants and warrant appreciation rights (WARs) to key employees, for no consideration.

    Warrants granted under this plan allow participants to purchase shares of the Company at predetermined prices. Participants may sell the warrants rather than exercise the right to purchase shares. Equivalent warrants are listed on the SWX Swiss Exchange (virt-x), which facilitates valuation and transferability of warrants granted under this plan.

    Each WAR gives the participant the right to receive, in cash, the market price of a warrant on the date of exercise of the WAR. The WARs are non-transferable.

    Participants may exercise or sell warrants and exercise WARs after the vesting period, which is three years from the date of grant. Vesting restrictions can be waived in the event of death, disability or divorce. All warrants and WARs expire six years from the date of grant. The terms and conditions of the plan allow the employees of subsidiaries that have been divested to retain their warrants and WARs. As the primary trading market for shares of ABB Ltd is the SWX Swiss Exchange (virt-x), the exercise prices of warrants and the trading prices of equivalent warrants

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 20 MANAGEMENT INCENTIVE PLAN (CONTINUED) listed on the SWX Swiss Exchange (virt-x) are denominated in Swiss Francs (CHF). Accordingly, exercise prices are presented below in CHF. Fair values have been presented in U.S. dollars based upon exchange rates in effect as of the applicable period.

WARRANTS

    The Company accounts for the warrants using the intrinsic value method of APB Opinion No. 25 (APB 25), ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, as permitted by Statement of Financial Accounting Standards No. 123 (SFAS 123), ACCOUNTING FOR STOCK BASED COMPENSATION. All warrants were issued with exercise prices greater than the market prices of the stock on the dates of grant. Accordingly, the Company has recorded no compensation expense related to the warrants, except in circumstances when a participant ceased to be employed by a consolidated subsidiary, such as after a divestment by the Company. In accordance with FASB Interpretation No. 44, ACCOUNTING FOR CERTAIN TRANSACTIONS INVOLVING STOCK COMPENSATION, the Company recorded compensation expense based on the fair value of warrants retained by participants on the date their employment ceased, with an offset to additional paid in capital. The impact of such expense is not material.

    Had the Company accounted for all the warrants under the fair value method of SFAS 123, the effect would have been to reduce net income by $11 million ($0.01 per share), $19 million ($0.02 per share) and $8 million ($0.01 per share) in 2001, 2000 and 1999, respectively. Fair value of the warrants was determined on the date of grant by using the Binomial option model and thereafter by the trading price of equivalent warrants listed on the Swiss Stock Exchange.

    Presented below is a summary of warrant activity for the years shown:

                                                                           WEIGHTED-AVERAGE
                                                                               EXERCISE
                                             NUMBER OF      NUMBER OF     PRICE (PRESENTED IN
                                             WARRANTS     SHARES(1) (3)         CHF)(4)
                                            -----------   -------------   -------------------
Outstanding at January 1, 1999............  10,926,935       7,658,576           27.09
Granted(5)................................  17,156,040       3,431,208           41.10
Exercised.................................      (8,935)       (579,344)          16.19
Forfeited.................................    (375,000)       (243,152)          28.75
Outstanding at December 31, 1999..........  27,699,040      10,267,288           32.34
Granted(2)(6).............................  28,128,360       5,625,672           53.00
Forfeited.................................    (385,000)        (65,789)          38.42
Outstanding at December 31, 2000..........  55,442,400      15,827,171           38.75
GRANTED(2)(7).............................  23,293,750       4,658,750           17.00
FORFEITED.................................  (2,240,000)       (461,452)          48.53
OUTSTANDING AT DECEMBER 31, 2001..........  76,496,150      20,024,469           33.46
Exercisable at December 31, 1999..........      60,000          38,904           28.22
Exercisable at December 31, 2000..........      60,000          38,904           28.22
EXERCISABLE AT DECEMBER 31, 2001..........  10,538,000       6,832,839           27.95

------------------------------
(1) All warrants granted prior to 1999, and still outstanding at June 28, 1999, required the exercise of 100 warrants to one bearer share of ABB AG at a weighted average exercise price of CHF 1,859.26 per bearer share of ABB AG. The warrants were subsequently modified to keep the warrant holders in the same economic position after the payment of a

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 20 MANAGEMENT INCENTIVE PLAN (CONTINUED) special dividend by ABB AG and the issuance of ABB Ltd shares for all issued shares of ABB AG in June 1999 (see Note 1). As a result, these warrants now require the exercise of 100 warrants for 64.84 registered shares of ABB Ltd at a weighted average exercise price of CHF 27.98. In accordance with EITF 90-9, CHANGES TO FIXED EMPLOYEE STOCK OPTION PLANS AS A RESULT OF EQUITY RESTRUCTURING, the modifications to outstanding warrants did not result in a new measurement date for the determination of compensation expense under APB
    25. Amounts in the table have been restated to show the effects of these modifications to the warrants, as well as the four-for-one share split in May 2001.

(2) All warrants granted in 1999, 2000 and 2001 require the exercise of five warrants for one registered share of ABB Ltd.

(3) Information presented reflects the number of registered shares of ABB Ltd that warrant holders can receive upon exercise.

(4) Information presented reflects the exercise price per registered share of ABB Ltd.

(5) The aggregate fair value at date of grant of warrants issued in 1999 was $25 million, assuming, depending on the date of grant, a dividend yield of 1.8% to 1.9%, expected volatility of 31% to 34%, risk-free interest rate of 2.5% to 3.6%, and an expected life of six years.

(6) The aggregate fair value at date of grant of warrants issued in 2000 was $54 million, assuming a dividend yield of 1.7%, expected volatility of 33%, risk-free interest rate of 4.4%, and an expected life of six years.

(7) The aggregate fair value at date of grant of warrants issued in 2001 was $16 million, assuming a dividend yield of 1.25%, expected volatility of 47%, risk-free interest rate of 3.5%, and an expected life of six years.

    Presented below is a summary of warrants outstanding at December 31, 2001:

   EXERCISE PRICE                                                  WEIGHTED-AVERAGE
(PRESENTED IN CHF)(2)   NUMBER OF WARRANTS   NUMBER OF SHARES(1)    REMAINING LIFE
---------------------   ------------------   -------------------   ----------------
        17.00               23,293,750            4,658,750          5.9 years
        25.54                5,795,000            3,757,478          2.9 years
        30.89                4,743,000            3,075,361          2.0 years
        37.50                5,059,400            1,011,880          3.4 years
        41.25               15,615,000            3,123,000          3.9 years
        53.00               21,990,000            4,398,000          4.5 years

------------------------------
(1) Information presented reflects the number of registered shares of ABB Ltd that warrant holders can receive upon exercise of warrants.

(2) Information presented reflects the exercise price per registered share of ABB Ltd.

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 20 MANAGEMENT INCENTIVE PLAN (CONTINUED)

WARS

    As each WAR gives the holder the right to receive cash equal to the market price of a warrant on date of exercise, the Company is required by APB 25 to record a liability based upon the fair value of outstanding WARs at each period end, amortized on a straight-line basis over the three-year vesting period. In selling, general and administrative expenses, the Company recorded income of $59 million for 2001, and expense of $31 million and $42 million in 2000 and 1999, respectively, excluding amounts charged to discontinued operations, as a result of changes in the fair value of the outstanding WARs and the vested portion. In June 2000, to hedge its exposure to fluctuations in fair value of outstanding WARs, the Company purchased cash-settled call options from a bank, which entitle the Company to receive amounts equivalent to its obligations under the outstanding WARs. In accordance with EITF 00-19, ACCOUNTING FOR DERIVATIVE FINANCIAL INSTRUMENTS INDEXED TO, AND POTENTIALLY SETTLED IN A COMPANY'S OWN STOCK, the cash-settled call options have been recorded as assets measured at fair value, with subsequent changes in fair value recorded through earnings as an offset to the compensation expense recorded in connection with the WARs. During 2001 and 2000, the Company recognized expense of $55 million and $4 million, respectively, in interest and other finance expense, related to the cash-settled call options.

    The aggregate fair value of outstanding WARs was $53 million and $148 million at December 31, 2001 and 2000, respectively. Fair value of WARs was determined based upon the trading price of equivalent warrants listed on the SWX Swiss Exchange (virt-x).

    Presented below is a summary of WAR activity for the years shown.

                                                              NUMBER OF WARS
                                                               OUTSTANDING
                                                              --------------
Outstanding at January 1, 1999..............................    10,585,000
Granted.....................................................    25,269,400
Forfeited...................................................      (605,000)
Outstanding at December 31, 1999............................    35,249,400
Granted.....................................................    30,846,640
Exercised...................................................       (25,000)
Forfeited...................................................      (710,000)
Outstanding at December 31, 2000............................    65,361,040
GRANTED.....................................................    39,978,750
EXERCISED...................................................      (548,000)
FORFEITED...................................................    (1,238,720)
OUTSTANDING AT DECEMBER 31, 2001............................   103,553,070

    At December 31, 2001, 9,087,000 of the WARs were exercisable and at December 31, 2000, none of the WARs was exercisable. The aggregate fair value at date of grant of WARs issued in 2001, 2000 and 1999 was $28 million, $80 million and $36 million, respectively.

NOTE 21 STOCKHOLDERS' EQUITY

    At December 31, 2001, including the warrants issued under the management incentive plan and call options sold to a bank at fair value during 2001, the Company has outstanding obligations

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 21 STOCKHOLDERS' EQUITY (CONTINUED) to deliver 43 million shares at exercise prices ranging from CHF 17.00 to CHF
53.00. Of this amount, warrants and options to purchase 35 million shares were not included in the computation of diluted earnings per share for 2001 because the exercise prices were greater than the average market price of the Company's shares during the period the instruments were outstanding. The call options expire in periods ranging from 2004 to 2007 and were recorded as equity instruments in accordance with EITF 00-19.

    During 2000, the Company sold 18 million shares of its treasury stock to a bank at fair market value and sold put options which enabled the bank to sell up to 18 million shares to the Company at exercise prices ranging from CHF 25.54 to CHF 53.00 per share. The put options were recorded as equity instruments in accordance with EITF 00-19, as the terms of the put options allowed the Company to choose a net share settlement. In 2001, the Company settled the outstanding written put options by purchasing the 18 million shares at a weighted average exercise price of CHF 40.93 per share.

    At December 31, 2001, retained earnings of $357 million were restricted under Swiss law and not available for distribution as dividends to the Company's stockholders.

NOTE 22 RESTRUCTURING CHARGES

    During the first quarter of 1999 and in connection with its purchase of Elsag Bailey, the Company implemented a restructuring plan intended to consolidate operations and gain operational efficiencies. The plan called for workforce reductions of approximately 1,500 salaried employees primarily in Germany and the United States (EB Restructuring). The Company recorded a
$141 million liability in its purchase price allocation principally related to these costs.

    Restructuring charges of $195 million were included in other income (expense), net, during 2000, of which approximately $90 million related to the continued integration of Elsag Bailey. The EB Restructuring was substantially complete at the end of 2000.

    In July 2001, the Company announced a restructuring program anticipated to extend over 18 months. This restructuring program was initiated in an effort to simplify product lines, reduce multiple location activities and perform other downsizing in response to consolidation of major customers in certain industries.

    As of December 31, 2001, the Company recorded charges of $114 million relating to workforce reductions and $73 million relating to lease terminations and other exit costs associated with the restructuring program. These costs are included in other income (expense), net. Termination benefits of $35 million were paid in 2001 to approximately 2,300 employees and $33 million was paid to cover costs associated with lease terminations and other exit costs. Workforce reductions include production, managerial and administrative employees. At December 31, 2001, accrued liabilities includes $79 million for termination benefits and $40 million for lease terminations and other exit costs.

    As a result of the Company's restructuring, certain assets have been identified as impaired or will no longer be used in continuing operations. The Company recorded $44 million to write down these assets to fair value. These costs are included in other income (expense), net.

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 23 SEGMENT AND GEOGRAPHIC DATA

    During 2001, the Company realigned its worldwide enterprise around customer groups, replacing its former business segments with four end-user divisions, two channel partner divisions, and a financial services division. The four end-user divisions--Utilities, Process Industries, Manufacturing and Consumer Industries, and Oil, Gas and Petrochemicals--serve end-user customers with products, systems and services. The two channel partner divisions--Power Technology Products and Automation Technology Products--serve external channel partners such as wholesalers, distributors, original equipment manufacturers and system integrators directly and end-user customers indirectly through the end-user divisions. The Financial Services division provides services and project support for the Company as well as for external customers.

    - The Utilities division serves electric, gas and water utilities--whether state-owned or private, global or local, operating in liberalized or regulated markets--with a portfolio of products, services and systems. Our principal customers are generators of power, owners and operators of power transmission systems, energy traders and local distribution companies.

    - The Process Industries division serves the chemical, gas, life sciences, marine, metals, minerals, mining, cement, paper, petroleum, printing and turbocharging industries with process-specific products and services combined with the Company's power and automation technologies.

    - The Manufacturing and Consumer Industries division sells products, solutions and services that improve customer productivity and competitiveness in areas such as automotive industries, telecommunications, consumer goods, food and beverage, product and electronics manufacturing, airports, parcel and cargo distribution, and public, industrial and commercial buildings.

    - The Oil, Gas and Petrochemicals division supplies a comprehensive range of products, systems and services to the global oil, gas and petrochemicals industries, from the development of onshore and offshore exploration technologies to the design and supply of production facilities, refineries and petrochemicals plants.

    - The Power Technology Products division covers the entire spectrum of technology for power transmission and power distribution, including transformers, switchgear, breakers, capacitors and cables, as well as other products, platforms and technologies for high and medium-voltage applications. Power technology products are used in industrial, commercial and utility applications. They are sold through the Company's end-user divisions as well as through external channel partners, such as distributors, contractors and original equipment manufacturers and system integrators.

    - The Automation Technology Products division provides products, software and services for the automation and optimization of industrial and commercial processes. Key technologies include measurement and control, instrumentation, process analysis, drives and motors, power electronics, robots, and low-voltage products, all geared toward one common industrial IT architecture for real-time automation and information solutions throughout a business. These technologies are sold to customers through the end-user divisions as well as through external channel partners such as wholesalers, distributors, original equipment manufacturers and system integrators.

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 23 SEGMENT AND GEOGRAPHIC DATA (CONTINUED)
    - The Financial Services division supports the Company's businesses and customers with financial solutions in structured finance, leasing, project development and ownership, financial consulting, insurance and treasury activities.

    The Company evaluates performance of its divisions based on earnings before interest and taxes (EBIT), which excludes interest and dividend income, interest expense, provision for taxes, minority interest, and income from discontinued operations, net of tax. In accordance with Statement of Financial Accounting Standards No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION, the Company presents division revenues, depreciation and amortization, restructuring charges and related asset write-downs, EBIT, net operating assets and capital expenditures, all of which have been restated to reflect the changes to the Company's internal structure, including the effect of increased inter-division transactions. Accordingly, division revenues and EBIT are presented as if certain historical third-party sales by subsidiaries in the product divisions had been routed through other divisions as they would have been under the new customer-centric structure. Management has restated historical division financial information in this way to allow analysis of trends in division revenues and margins on a basis consistent with the Company's new internal structure and transaction flow.

    The Company also presents additional balance sheet information specific to its Financial Services division to allow a better understanding of the Company's industrial and financial activities.

    The following tables summarize information for each reportable division:

                                                              MANUFACTURING
                                                                   AND           OIL, GAS         POWER      AUTOMATION
                                                  PROCESS       CONSUMER           AND         TECHNOLOGY    TECHNOLOGY
                                     UTILITIES   INDUSTRIES    INDUSTRIES     PETROCHEMICALS    PRODUCTS      PRODUCTS
                                     ---------   ----------   -------------   --------------   -----------   -----------
2001
Revenues(1)(3).....................   $5,649       $3,377        $4,780           $3,489         $4,042        $5,246
Depreciation and amortization......       73           72            49               77            119           224
Restructuring charge and related
  asset write-downs(7).............       24           29            15                8             52            46
EBIT(2)(4)(6)......................      148          116            87               79            234           380
Net operating assets(5)............      795          738           249              315          1,311         2,558
Capital expenditures...............       27           24            27               38            105           126

2000
Revenues(1)(3).....................   $5,473       $3,339        $5,225           $2,796         $3,662        $5,175
Depreciation and amortization......       75           73            59               69            123           264
Restructuring charge and related
  asset write-downs(7).............       39           25            17                3             38            45
EBIT(2)(4).........................      250           88           205              157            244           464
Net operating assets(5)............    1,018          839           411              893          1,328         3,215
Capital expenditures...............       26           27            33               30            105           139

1999
Revenues(1)(3).....................   $5,875       $3,485        $5,697           $3,086         $3,862        $5,550
Depreciation and amortization......       68           59            66               55            121           279
EBIT(2)(4).........................      182          123           147              165            282           392
Net operating assets(5)............      912          795           634              554          1,483         3,388
Capital expenditures...............       42           40            43               48            162           190


                                     FINANCIAL   CORPORATE/
                                     SERVICES      OTHER      CONSOLIDATED
                                     ---------   ----------   ------------
2001
Revenues(1)(3).....................   $2,133      $(4,990)      $23,726
Depreciation and amortization......       23          150           787
Restructuring charge and related
  asset write-downs(7).............       --           57           231
EBIT(2)(4)(6)......................      (32)        (733)          279
Net operating assets(5)............   10,926       (3,114)       13,778
Capital expenditures...............       42          256           645
2000
Revenues(1)(3).....................   $1,966      $(4,669)      $22,967
Depreciation and amortization......       23          150           836
Restructuring charge and related
  asset write-downs(7).............        1           27           195
EBIT(2)(4).........................      349         (372)        1,385
Net operating assets(5)............    9,098       (2,170)       14,632
Capital expenditures...............       25          100           485
1999
Revenues(1)(3).....................   $1,687      $(4,886)      $24,356
Depreciation and amortization......       17          130           795
EBIT(2)(4).........................      337         (506)        1,122
Net operating assets(5)............    7,750       (2,372)       13,144
Capital expenditures...............       47           94           666

----------------------------------

1. Revenues have been restated for the four end-user divisions, Utilities, Process Industries, Manufacturing and Consumer Industries, and Oil, Gas and Petrochemicals, to retroactively reflect the increase in inter-division sales that would have occurred if the Company's new internal structure and transaction flow had been in place for all periods presented. The effect of assuming that certain historical sales by the product divisions would have been routed through an end-user division before final sale to an

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 23 SEGMENT AND GEOGRAPHIC DATA (CONTINUED) external customer, as they would have been if the new customer-centric structure had been in place, was to increase division revenues for 2001, 2000 and 1999, respectively, by $2,119 million, $2,139 million and $2,161 million for the Utilities division; by $674 million, $745 million and $729 million for the Process Industries division; and by $253 million, $356 million and $404 million for the Manufacturing and Consumer Industries division. The Company assumed that new internal transfer pricing structures for these inter-division sales were also in place for all periods presented, resulting in a reduction to division revenues for 2001, 2000 and 1999, respectively, of $99 million, $211 million, and $212 million for the Power Technology Products division; and of $153 million, $200 million and $221 million for the Automation Technology Products division. The elimination of the effects of these assumed inter-division transactions is included in the Corporate/Other column.

2. Consistent with the assumptions described in (1) above, division EBIT reflects the retroactive transfer of profits of $41 million, $46 million, and $49 million in 2001, 2000 and 1999, respectively, from the channel partner divisions, Power Technology Products and Automation Technology Products, to three customer divisions, Utilities, Process Industries and Manufacturing and Consumer Industries, in order to reflect the impact that these inter-division sales would have had on historical results.

3. Amounts included in the Corporate/Other column primarily represent adjustments to eliminate inter-division transactions.

4. Amounts included in the Corporate/Other column primarily represent local businesses in several countries, internal services such as information management, consulting, corporate research, shared services, corporate management as well as development and management of the Company's real estate. Amounts also include the elimination of inter-division net interest income of Financial Services.

5. Net operating assets is calculated based upon total assets (excluding cash and equivalents, marketable securities, current loans receivable, taxes and deferred charges) less current liabilities (excluding borrowings, taxes, provisions and pension-related liabilities).

6.  The write-downs of goodwill and other intangibles of approximately
    $66 million disclosed in Note 12 are recorded in the Corporate/Other column.

7. Includes certain specifically related asset write-downs, consistent with the basis on which the Company evaluates restructuring charges for internal management purposes. See Note 22.

GEOGRAPHIC INFORMATION

                                                           REVENUES               LONG-LIVED ASSETS
                                                ------------------------------   -------------------
                                                   YEAR ENDED DECEMBER 31,          DECEMBER 31,
                                                ------------------------------   -------------------
                                                  2001       2000       1999       2001       2000
                                                --------   --------   --------   --------   --------
Europe........................................  $12,780    $12,570    $13,893     $2,196     $2,403
The Americas..................................    5,944      5,702      5,675        467        485
Asia..........................................    2,686      2,770      2,763        271        281
Middle East and Africa........................    2,316      1,925      2,025         69         74
                                                -------    -------    -------     ------     ------
                                                $23,726    $22,967    $24,356     $3,003     $3,243
                                                =======    =======    =======     ======     ======

    Revenues have been reflected in the regions based on the location of the customer. Long-lived assets primarily represent property, plant and equipment, net, and are shown by the location of the assets.

    The Company does not segregate revenues derived from transactions with external customers for each type or group of products and services. Accordingly, it is not practicable for the Company to present revenues from external customers by product and service type.

ADDITIONAL INFORMATION

    The balance sheet data appearing under the heading "ABB Ltd Consolidated" is derived from the ABB Ltd consolidated balance sheets for December 31, 2001 and 2000. The balance sheet

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 23 SEGMENT AND GEOGRAPHIC DATA (CONTINUED) data for "Financial Services" and "ABB Group" is reported on the same basis as management uses to evaluate division performance, which includes the following adjustments:

    - "Financial Services" represents the accounts of all subsidiaries in the Company's Financial Services division, with net intercompany balances and certain capital contributions received from other subsidiaries of the Company presented on a one-line basis.

    - "ABB Group" represents the accounts of ABB Ltd and all its subsidiaries other than those in the Company's Financial Services division, with net intercompany balances and the Company's investment in its Financial Services division presented on a one-line basis. For the purposes of this presentation, the Company's investment in its Financial Services division is accounted for under the equity method of accounting.

                                                            ABB LTD                                  ABB FINANCIAL
                                                         CONSOLIDATED            ABB GROUP             SERVICES
                                                      -------------------   -------------------   -------------------
                                                         DECEMBER 31,          DECEMBER 31,          DECEMBER 31,
                                                        2001       2000       2001       2000       2001       2000
                                                      --------   --------   --------   --------   --------   --------
Cash, cash equivalents and marketable securities....  $ 5,713    $ 5,606    $ 1,667    $ 1,285    $ 4,046    $  4,321
Receivables, net....................................    8,368      8,328      5,810      6,652      2,558       1,676
Inventories, net....................................    3,075      3,192      3,074      3,192          1          --
Prepaid expenses and other..........................    2,358      1,585      1,169      1,067      1,189         518
                                                      -------    -------    -------    -------    -------    --------
Total current assets................................   19,514     18,711     11,720     12,196      7,794       6,515
Financing receivables, non-current..................    4,263      3,875        452        541      3,811       3,334
Property, plant and equipment, net..................    3,003      3,243      2,938      3,177         65          66
Goodwill and other intangible assets, net...........    3,299      3,155      3,217      3,067         82          88
Investments and other...............................    2,265      1,978      1,601      1,350        664         628
Net intercompany balances...........................       --         --         --         --      2,106       1,778
                                                      -------    -------    -------    -------    -------    --------
Total assets........................................  $32,344    $30,962    $19,928    $20,331    $14,522    $ 12,409
                                                      =======    =======    =======    =======    =======    ========
Accounts payable, trade.............................  $ 3,991    $ 3,375    $ 3,956    $ 3,347    $    35    $     28
Accounts payable, other.............................    2,710      2,363      1,641      1,512      1,069         851
Short-term borrowings and current maturities of
  long-term borrowings..............................    4,747      3,587        240        397      4,507       3,190
Accrued liabilities and other.......................    7,587      6,127      4,285      4,303      3,302       1,824
                                                      -------    -------    -------    -------    -------    --------
Total current liabilities...........................   19,035     15,452     10,122      9,559      8,913       5,893
Long-term borrowings................................    5,043      3,776      2,020        509      3,023       3,267
Pensions and other related benefits.................    1,688      1,790      1,681      1,783          7           7
Deferred taxes......................................    1,360      1,528        575        694        785         834
Other liabilities...................................    2,989      2,924      2,529      2,350        460         574
Net intercompany balances...........................       --         --        773         44         --          --
                                                      -------    -------    -------    -------    -------    --------
Total liabilities...................................   30,115     25,470     17,700     14,939     13,188      10,575
Minority interest...................................      215        321        214        221          1         100
Total stockholders' equity..........................    2,014      5,171      2,014      5,171      1,333       1,734
                                                      -------    -------    -------    -------    -------    --------
Total liabilities and stockholders' equity..........  $32,344    $30,962    $19,928    $20,331    $14,522    $ 12,409
                                                      =======    =======    =======    =======    =======    ========

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 24 SUBSEQUENT EVENTS

BORROWINGS

    In March 2002, to ensure that it would satisfy commercial paper obligations maturing during 2002, the Company drew down $2,845 million under the December 2001 syndicated $3 billion 364-day revolving credit facility, expiring December 19, 2002 (see Note 13). In response to a series of credit rating downgrades by Standard & Poor's Rating Services and Moody's Investors Service in late 2001 and early 2002, the Company amended the revolving credit facility in April 2002 to remove terms that required negotiation of the credit facility if the Company's credit ratings fell below specified levels. Pursuant to the amended terms, the Company will pay interest ranging between 60 and 250 basis points over LIBOR on amounts borrowed under the revolving credit facility and will pay a commitment fee ranging between 0.18% and 0.75% on any unused portion of the credit facility, depending on the Company's credit ratings. As of May 31, 2002, based on the Company's credit ratings at that date, the interest rate in effect for borrowings under the credit facility was LIBOR plus 125 basis points, or 3.15%, and the commitment fee was 0.375%. The new terms of the revolving credit facility contain restrictive covenants including, among others, minimum net worth and interest coverage requirements as well as limitations to the Company's indebtedness. The agreement also includes events of default, pursuant to which the amount outstanding under the credit facility could be declared immediately due and payable. These events of default include non-payment of interest, principal or fees, certain uncured breaches of the credit agreement, cross default to other indebtedness or other material adverse changes.

    In May 2002, the Company issued convertible unsubordinated bonds with an aggregate principal amount of $968 million. The bonds pay interest semi-annually in arrears at a fixed annual rate of 4.625% and are convertible into shares of ABB at a conversion price of CHF 18.48 (converted into U.S. dollars at a fixed conversion rate of 1.6216 Swiss francs per U.S. dollar). The conversion price is subject to adjustment provisions to protect against dilution or change in control of the Company. Based upon the conversion price in effect at issuance, conversion of the bonds would enable the holders to receive an aggregate of approximately 85 million shares of ABB. The bonds may be converted into ABB shares at any time on or after June 26, 2002, up to and including May 2, 2007. ABB may elect to deliver a cash payment in lieu of delivering some or all of the shares otherwise deliverable on conversion. ABB may at any time after May 16, 2005 redeem the bonds for the principal amount plus accrued interest, provided that on 20 days within a preceding 30 day period the Company's share price as listed in Swiss francs on the virt-x exceeded 130% of the conversion price. ABB can elect to redeem the bonds in cash, by delivery of shares or by a combination of cash and shares. Aggregate proceeds from issuance of the bonds was approximately $968 million, before commissions and other issue costs. The bonds mature on May 16, 2007.

    In May 2002, the Company issued bonds with an aggregate principal amount of L200 million, or approximately $292 million, which pay interest semi-annually in arrears at 10% per annum and mature on May 29, 2009. Also in May 2002, the Company issued bonds with an aggregate principal amount of E500 million, or approximately $466 million, which pay interest annually in arrears at 9.5% per annum and mature on January 15, 2008. The annual rate of interest on both of these bonds will increase by 150 basis points if the Company's credit rating decreases to a level below Baa3 by Moody's or below BBB- by Standards & Poor's. As of May 31, 2002, the Company's credit

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 24 SUBSEQUENT EVENTS (CONTINUED)
rating was Baa2 by Moody's and A by Standard & Poor's. Aggregate proceeds from issuance of these bonds, before commissions and other issue costs, was approximately $747 million.

    Pursuant to the terms of the Company's amended revolving credit facility, the issuance of the convertible bonds, the euro-denominated bonds and the sterling-denominated bonds reduced the amount available under the credit facility to $1,315 million. As a result, on May 29, 2002, the Company utilized a portion of the proceeds from these bond offerings to reduce its borrowings under the credit facility to $1,315 million. Proceeds from future disposals of assets or certain other offerings in the capital markets may further reduce the amount available under the credit facility to a minimum of $1,000 million.

PENSION AND OTHER BENEFITS OF FORMER CHIEF EXECUTIVES

    In February 2002, the Company's board of directors completed a reassessment of certain pension and other benefits of former chief executive officers Percy Barnevik and Goran Lindahl. Mr. Barnevik received approximately CHF 148 million (approximately $88 million) of pension benefits following his resignation as chief executive officer in 1996 and Mr. Lindahl was to receive approximately CHF 85 million (approximately $51 million) of pension and other benefits following his resignation as chief executive officer in 2000. The board's reassessment followed a detailed review of these payments, and the board determined that restitution should be sought of amounts paid and amounts still payable should be withheld. In March 2002, the Company reached agreements with Mr. Barnevik who agreed to return CHF 90 million (approximately $54 million) to the Company and with Mr. Lindahl who agreed that his pension and other benefits would be reduced by CHF 47 million (approximately $28 million). These amounts will be recorded in the Company's earnings during the year ended December 31, 2002 and were determined through actuarial calculations, external benchmarking of European chief executive officer compensation and negotiations. In this paragraph, amounts in Swiss francs have been translated into U.S. dollars at a rate of $1.00=CHF 1.6743, the average of the noon buying rates for Swiss francs in March 2002.

SEGMENT DATA

    In April 2002, the Company announced its intention to divest the Building Systems business area and to combine the other three business areas in the Manufacturing and Consumer Industries division with the Process Industries division in a newly created Industries division. The Company is currently in the process of implementing this realignment and will begin reporting financial results in accordance with this new structure in 2002.

          INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENT SCHEDULE

The Board of Directors and Stockholders of ABB Ltd:

We have audited the consolidated financial statements of ABB Ltd as of December 31, 2001, and for the year then ended, and have issued our report thereon dated February 11, 2002, except as to Note 24, as to which the date is May 31, 2002 (included elsewhere in this annual report on Form 20-F). Our audit also included the financial statement schedule included in the annual report. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audit.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                                       /s/ ERNST & YOUNG AG

Zurich, Switzerland
May 31, 2002

          INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENT SCHEDULE

The Board of Directors and Stockholders of ABB Ltd:

We have audited the consolidated financial statements of ABB Ltd as of December 31, 2000, and for each of the two years in the period ended
December 31, 2000, and have issued our report thereon dated February 11, 2001 (included elsewhere in this annual report on Form 20-F). Our audits also included the financial statement schedule included in the annual report. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/  KPMG KLYNVELD PEAT                          /s/  ERNST & YOUNG AG
     MARWICK GOERDELER SA

Zurich, Switzerland                              Zurich, Switzerland
February 11, 2001                                February 11, 2001

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                                             BALANCE AT THE                              BALANCE AT THE
DESCRIPTION                                 BEGINNING OF YEAR   ADDITIONS   DEDUCTIONS    END OF YEAR
-----------                                 -----------------   ---------   ----------   --------------
Accounts Receivable--allowance for
  doubtful accounts:

Year ending December 31,
  2001....................................        $234            $113        $ (89)          $258
  2000....................................        $236            $107        $(109)          $234
  1999....................................        $218            $ 99        $ (81)          $236

------------------------

Note:  Amounts in millions.