Form 20-F
period 2002-12-31
ABB LTD
filed 2003-06-30
CIK 1091587

     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 30, 2003
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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

                  For the fiscal year ended December 31, 2002

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

  Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock
 as of the close of the period covered by the annual: 1,200,009,432 Registered
                                     Shares
                            ------------------------

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

                          Item 17  / /    Item 18  /X/

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                        --------
Item 1.   Identity of Directors, Senior Management and Advisers.......      5

Item 2.   Offer Statistics and Expected Timetable.....................      5

Item 3.   Key Information.............................................      5

Item 4.   Information on the Company..................................     22

Item 5.   Operating and Financial Review and Prospects................     55

Item 6.   Directors, Senior Management and Employees..................    116

Item 7.   Major Shareholders and Related Party Transactions...........    128

Item 8.   Financial Information.......................................    130

Item 9.   The Offer and Listing.......................................    131

Item 10.  Additional Information......................................    137

Item 11.  Quantitative and Qualitative Disclosures about Market
            Risk......................................................    152

Item 12.  Description of Securities Other than Equity Securities......    154

Item 13.  Defaults, Dividend Arrearages and Delinquencies.............    154

Item 14.  Material Modifications to the Rights of Security Holders and
            Use of Proceeds...........................................    154

Item 15.  Controls and Procedures.....................................    154

Item 16.  Reserved....................................................    155

Item 17.  Financial Statements........................................    155

Item 18.  Financial Statements........................................    155

Item 19.  Exhibits....................................................    155

                                  INTRODUCTION

    ABB Ltd is a corporation organized under the laws of Switzerland. In this annual report, "the ABB Group," "ABB," "we," "our" and "us" refer to ABB Ltd and its consolidated subsidiaries (unless the context otherwise requires). We also use these terms to refer to ABB Asea Brown Boveri Ltd and its subsidiaries prior to the 1999 exchange offers described in this annual report under "Item 4. Information on the Company--Introduction--History of the ABB Group." Our American Depositary Shares (each representing one of our registered shares) are referred to as "ADSs." The registered shares of ABB Ltd are referred to as "shares."

    We have prepared this annual report on the basis of information that we have or that we have obtained from sources we believe to be reliable.

    Our principal corporate offices are located at Affolternstrasse 44, CH-8050 Zurich, Switzerland, telephone number 011-41-43-317-7111.

                        FINANCIAL AND OTHER INFORMATION

    ABB Ltd has prepared its statutory unconsolidated financial statements in accordance with the Swiss Federal Code of Obligations. The consolidated financial statements of ABB Ltd, including the notes thereto, as of December 31, 2002, 2001 and 2000 and for the years then ended (our "Consolidated Financial Statements") have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

    In this annual report: (i) "$," "U.S. dollars" and "USD" refer to the lawful currency of the United States of America; (ii) "CHF" and "Swiss francs" refer to the lawful currency of Switzerland; (iii) "E" and "euro" refer to the lawful currency of the participating members states of the European Union (the "EU");
(iv) "SEK" and "Swedish krona" refer to the lawful currency of Sweden; and
(v) "L," "sterling," "pounds sterling" and "GBP" refer to the lawful currency of the United Kingdom.

    Except as otherwise stated, all monetary amounts in this annual report are presented in U.S. dollars. Where specifically indicated, amounts in Swiss francs have been translated into U.S. dollars. These translations are provided for convenience only, and they are not representations that the Swiss franc could be converted into U.S. dollars at the rate indicated. These translations have been made using the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of the date indicated for each amount. The noon buying rate for Swiss francs on December 31, 2002 was $1.00 = CHF 1.3833. The noon buying rate for Swiss francs on June 25, 2003 was $1.00 = CHF 1.3257.

    On May 7, 2001, we effected a share split in a four-for-one ratio to reduce the nominal value of our shares from CHF 10 each to CHF 2.50 each. For more information about the share split, see "Item 10. Additional Information--Description of Share Capital and Articles of Incorporation--The Share Split." Unless otherwise noted, all share figures in this annual report reflect the share split.

                           FORWARD-LOOKING STATEMENTS

    This annual report includes forward-looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes," "estimates," "anticipates," "expects," "intends," "may," "will," or "should" or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this annual report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, dispositions, strategies and the countries and industry in which we operate.

    These forward-looking statements include, but are not limited to the following:

    - statements in "Item 3. Key Information--Dividends and Dividend Policy" regarding our policy on future dividend payments;

    - statements in "Item 4. Information on the Company" regarding our management objectives and the timing of intended disposals; and

    - statements in "Item 5. Operating and Financial Review and Prospects" regarding our management objectives, as well as trends in results, prices, volumes, operations, margins and overall market trends.

    By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that the actual results of our operations, financial condition and liquidity, and the development of the countries and the industries in which we operate may differ materially from those described in or suggested by the forward-looking statements contained in this annual report. In addition, even if our results of operations, financial condition and liquidity, and the development of the countries and the industries in which we operate, are consistent with the forward-looking statements contained in this annual report, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause actual results to differ materially from our expectations are contained in cautionary statements in this annual report and include, without limitation, the following:

    - We are subject to ongoing litigation and substantial liabilities arising out of asbestos claims from discontinued operations.

    - If we are unable to reduce and/or refinance our debt, our ability to operate and obtain liquidity through additional sources may be constrained and our ability to operate as a going concern may be at risk.

    - If we are not able to comply with the stringent covenants contained in our credit facility, our financial position will be adversely affected.

    - Our ability to bid for large contracts depends on our ability to obtain performance guarantees from financial institutions.

    - We have retained performance guarantees related to our divested power generation and nuclear businesses.

    - We have retained liability for environmental remediation costs relating to businesses that we sold in 1999 and 2000 and we could be required to make payments in respect of these retained liabilities in excess of established reserves.

    - Bidding on large, long-term fixed price projects exposes our businesses to risk of loss.

    - We may continue to experience losses under some long-term contracts.

    - We operate in very competitive markets and could be adversely affected if we fail to keep pace with technological changes.

    - Industry consolidation could result in more powerful competitors and fewer customers.

    - Our business is affected by the global economic and political climate. A major terrorist event or prolonged military action could adversely affect our financial condition and results of operations.

    - We are subject to environmental laws and regulations in the countries in which we operate. We incur costs to comply with such regulations and our ongoing operations may expose us to environmental liabilities.

    - We may be the subject of product liability claims.

    - Our operations in emerging markets expose us to risks associated with conditions in those markets.

    - Our Oil, Gas and Petrochemicals business may experience losses if the oil and gas industry generally experiences a downturn.

    - Our international operations expose us to the risk of fluctuations in currency exchange rates.

    - We may encounter difficulty in managing our business due to the global nature of our operations.

    - Our reputation and our ability to do business may be impaired by corrupt behavior by any of our employees or agents or those of our subsidiaries.

    We urge you to read the sections of this annual report entitled "Item 3. Key Information--Risk Factors," "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects" for a more complete discussion of the factors that could affect our future performance and the countries and industries in which we operate. In light of these risks, uncertainties and assumptions, the forward-looking circumstances described in this annual report and the assumptions underlying them may not occur.

    Except as required by law or applicable stock exchange rules or regulations, we undertake no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained elsewhere in this annual report.

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

    Our selected financial data are presented in the following tables in accordance with U.S. GAAP and have been derived from our published consolidated financial statements.

    Our consolidated financial statements as of and for each of the years ended December 31, 2002 and 2001 were audited by Ernst & Young AG, except for the 2002 and 2001 consolidated financial statements of ABB Holdings Inc., a wholly owned subsidiary, the 2002 and 2001 financial statements of Jorf Lasfar Energy Company, a corporation in which we have a 50% interest, the 2002 and 2001 consolidated financial statements of Swedish Export Credit Corporation, in which we had a 35% interest as of December 31, 2002, and the 2001 financial statements of Scandinavian Reinsurance Company Limited, a wholly owned subsidiary, which were audited by other independent auditors. Ernst & Young AG's report on our 2002 consolidated financial statements, which appears elsewhere herein, includes an explanatory paragraph which describes an uncertainty about our ability to continue as a going concern. The auditors' report on the 2002 consolidated financial statements of Swedish Export Credit Corporation includes an explanatory paragraph that describes a restatement to previously reported amounts for the year ended December 31, 2001.

    Our consolidated financial statements as of and for each of the years ended December 31, 2000, 1999 and 1998, before reclassifications for operations discontinued in 2002, were audited jointly by Ernst & Young AG and KPMG Klynveld Peat Marwick Goerdeler SA. The adjustments that were applied to reclassify amounts related to operations discontinued in 2002 reflected in the consolidated financial statements for the year ended December 31, 2000 were audited by Ernst & Young AG. The reclassifications that were applied to reclassify amounts related to operations discontinued in 2002 reflected in the Consolidated Financial Statements as of December 31, 2000 and 1999 and for each of the years ended December 31, 1999 and 1998 have not been audited.

INCOME STATEMENT DATA(1):

                                                              YEAR ENDED DECEMBER 31,
                                          ---------------------------------------------------------------
                                            2002         2001          2000        1999          1998
                                          --------   -------------   --------   -----------   -----------
                                                     (RESTATED)(2)              (UNAUDITED)   (UNAUDITED)
                                                       ($ IN MILLIONS EXCEPT PER SHARE DATA)
Revenues................................   18,295        19,382       19,355       20,428        18,642
Cost of sales(3)........................  (13,769)      (14,877)     (14,198)     (14,743)      (13,100)
                                          -------       -------      -------      -------       -------
Gross profit............................    4,526         4,505        5,157        5,685         5,542
Selling, general and administrative
  expenses..............................   (4,033)       (3,993)      (4,055)      (4,696)       (4,304)
Amortization expense(4).................      (41)         (195)        (190)        (167)          (55)
Other income (expense), net(5)..........      (58)         (160)         261           92           (45)
                                          -------       -------      -------      -------       -------
Earnings before interest and taxes......      394           157        1,173          914         1,138
Interest and dividend income............      193           381          387          593           475
Interest and other finance expense......     (336)         (604)        (454)        (637)         (465)
                                          -------       -------      -------      -------       -------
Income (loss) from continuing operations
  before taxes and minority interest....      251           (66)       1,106          870         1,148
Provision for taxes.....................      (83)          (63)        (300)        (222)         (262)
Minority interest.......................      (71)          (36)         (40)         (27)          (15)
                                          -------       -------      -------      -------       -------
Income (loss) from continuing
  operations............................       97          (165)         766          621           871
Income (loss) from discontinued
  operations, net of tax(6).............     (880)         (501)         677          739          (389)
Cumulative effect of change in
  accounting principles (SFAS 133), net
  of tax(7).............................       --           (63)          --           --            --
                                          -------       -------      -------      -------       -------
Net income (loss).......................     (783)         (729)       1,443        1,360           482
                                          =======       =======      =======      =======       =======

Basic earnings (loss) per share(8):
  Income (loss) from continuing
    operations..........................     0.09         (0.15)        0.65         0.52          0.73
  Net income (loss).....................    (0.70)        (0.64)        1.22         1.15          0.40

Diluted earnings (loss) per share(8):
  Income (loss) from continuing
    operations..........................    (0.08)        (0.15)        0.65         0.52          0.73
  Net income (loss).....................    (0.83)        (0.64)        1.22         1.15          0.40

BALANCE SHEET DATA(1):

                                                                        DECEMBER 31,
                                                   -------------------------------------------------------
                                                     2002         2001           2000             1999
                                                   --------   -------------   -----------      -----------
                                                              (RESTATED)(2)   (UNAUDITED)      (UNAUDITED)
                                                                       ($ IN MILLIONS)
Cash and equivalents.............................    2,478        2,442           1,245            1,486
Marketable securities............................    2,135        2,924           4,193            4,764
Total assets.....................................   29,533       32,305          30,962           30,578
Long-term borrowings.............................    5,376        5,003           3,763            3,026
Total debt(9)....................................    7,952        9,704           7,286            6,344
Capital stock and additional paid-in capital.....    2,027        2,028           2,082(11)        2,071
Total stockholders' equity.......................    1,013        1,975           5,171(11)        4,271
Net operating assets(10).........................   11,258       10,744          11,567(11)       10,613

CASH FLOW DATA(1):

                                                                  YEAR ENDED DECEMBER 31,
                                              ---------------------------------------------------------------
                                                2002         2001          2000        1999          1998
                                              --------   -------------   --------   -----------   -----------
                                                         (RESTATED)(2)              (UNAUDITED)   (UNAUDITED)
                                                                      ($ IN MILLIONS)
Net cash provided by operating activities...       19        1,983          747           371         1,596
Net cash provided by (used in) investing
  activities................................    2,651       (1,218)        (489)         (109)       (1,072)
Net cash provided by (used in) financing
  activities................................   (2,812)         677         (392)       (1,187)          587

OTHER FINANCIAL AND OPERATING DATA(1):

                                                                  YEAR ENDED DECEMBER 31,
                                              ---------------------------------------------------------------
                                                2002         2001          2000        1999          1998
                                              --------   -------------   --------   -----------   -----------
                                                         (RESTATED)(2)              (UNAUDITED)   (UNAUDITED)
                                                                      ($ IN MILLIONS)
Purchases of property, plant and
  equipment.................................      602          761          553           839           768
Depreciation and amortization(4)............      611          787          836           795           648
Research and development....................      550          593          660           820           780
Order-related development(12)...............      249          405          555           770           674

------------------------------

(1) In June 1999, ABB Ltd issued approximately 295 million registered shares (1,180 million, as adjusted for the share split) to the stockholders of ABB AB, a Swedish publicly listed company, and ABB AG, a Swiss publicly listed company. Preparatory to this transaction, ABB AG declared a special dividend such that, as a result, neither ABB AB nor ABB AG had operations or assets other than their respective 50% ownership interests in ABB Asea Brown
    Boveri Ltd. In exchange, the stockholders of ABB AB and ABB AG tendered all issued shares of the two companies except for 3% of total issued ABB AB stock. The stockholders of ABB AB who did not tender their shares for ABB Ltd shares received cash of $438 million in return for their shares of ABB AB and the equivalent number of registered shares of ABB Ltd (approximately 20 million) were sold to third parties, resulting in a total of approximately 1,200 million issued shares of ABB Ltd as of June 28, 1999. These transactions resulted in ABB Ltd being the single parent entity for the ABB Group.

(2) Selected Financial Data reported for prior years have been reclassified to conform to the current year's presentation. As more fully described in
    Note 13 to the Consolidated Financial Statements, we have restated our 2001 Consolidated Financial Statements and Notes thereto to reflect changes in our share of the earnings (losses) of an equity-accounted investee that restated its 2001 earnings to correct an error in accounting for the fair value of certain financial instruments.

(3) Prior to 2001, we estimated certain reserves for unpaid claims and expenses in our Insurance business by calculating the present value of funds required to pay losses at future dates. As of 2001, the timing and amount of future claims payments have become more uncertain. Therefore, the discounted value can no longer be reliably estimated. Instead, we now show the expected future claims at full face value, resulting in a net charge of $295 million to cost of sales in the 2001 Consolidated Income Statement. This is a non-cash charge, which will be recovered through higher earnings over the life of the insurance contracts. For additional information, see "Item 5. Operating and Financial Review and Prospects" and Note 15 to the Consolidated Financial Statements.

(4) Includes goodwill amortization of $155 million, $152 million, $133 million and $55 million in 2001, 2000, 1999 and 1998, respectively. In accordance with the adoption of Statement of Financial Accounting Standards No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS, after January 1, 2002, goodwill is no longer amortized but is charged to operations when specified tests indicate that the goodwill is impaired. For additional information, see Note 2 to the Consolidated Financial Statements.

(5) During 2002, 2001, 2000 and 1999, we incurred restructuring charges and related asset write-downs of $271 million, $221 million, $192 million and $141, respectively, relating to a number of restructuring initiatives throughout the world. During 1998, we incurred $274 million in restructuring costs, of which $144 million related to additional employee terminations and severance actions in conjunction with a major restructuring plan announced in 1997. These restructuring costs were accrued in the respective periods pursuant to the requirements of EITF 94-3, LIABILITY RECOGNITION FOR CERTAIN EMPLOYEE TERMINATION BENEFITS AND OTHER COSTS TO EXIT AN ACTIVITY (INCLUDING CERTAIN COSTS INCURRED IN A RESTRUCTURING).

(6) In 2001, we recorded a charge of $470 million related to the retained asbestos liability of our disposed power generation segment. During 2000, we recorded gains on the disposal of our power generation segment, which included our investment in ABB ALSTOM POWER NV and our nuclear business, which were partly offset by a $70 million provision related to our retained asbestos liability, a $300 million provision for estimated environmental remediation costs, $136 million of accumulated foreign currency translation losses and operating losses associated with these businesses. In 1999, we recorded a gain on the formation of a joint venture with ALSTOM S.A., ABB ALSTOM POWER NV, as well as a gain on the disposal of our transportation segment, offset by a $300 million provision related to our retained asbestos liability and contract loss provisions of $560 million. As a result, our Consolidated Financial Statements present the net assets and results of operations of these segments, including charges incurred subsequent to the disposals, as discontinued operations. For additional information, see "Item
    5. Operating and Financial Review and Prospects" and Notes 4 and 17 to the Consolidated Financial Statements.

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

    Basic earnings per share is calculated by dividing income by the weighted average number of shares outstanding during the year. Diluted earnings per share is calculated by dividing income by the weighted average number of shares outstanding during the year, assuming that all potentially dilutive securities were exercised and that any proceeds from such exercises were used to acquire shares of our stock at the average market price during the year or the period the securities were outstanding, if shorter. Potentially dilutive securities comprise: outstanding written call options, if dilutive; the securities issued under our management incentive plan, to the extent the average market price of our stock exceeded the exercise prices of such instruments; shares issuable in relation to outstanding convertible bonds, if dilutive; and outstanding written put options, for which net share settlement at average market price of our stock was assumed, if dilutive (see Notes 2, 21 and 23 to the Consolidated Financial Statements).

(9) Total debt, also referred to as total borrowings, is equal to the sum of short-term borrowings and long-term borrowings.

(10) Net operating assets is calculated based upon total assets (excluding cash and equivalents, marketable securities, current loans receivable, taxes and deferred charges) less current liabilities (excluding borrowings, taxes, provisions and pension-related liabilities).

(11) Audited.

(12) Order-related development activities are customer- and project-specific development efforts that we undertake to develop or adapt equipment and systems to the unique needs of our customers in connection with specific orders or projects. Order-related development amounts are initially recorded in inventories as part of the work in progress of a contract and then are reflected in cost of sales at the time revenue is recognized in accordance with our accounting policies.

                         DIVIDENDS AND DIVIDEND POLICY

    Payment of dividends is subject to general business conditions, the ABB Group's current and expected financial condition and performance and other relevant factors including growth opportunities.

    Dividends may be paid only if ABB Ltd has sufficient distributable profits from previous business years or sufficient free reserves to allow the distribution of a dividend. In addition, at least 5% of ABB Ltd's annual net profits must be retained and booked as general legal reserves, unless these reserves already amount to 20% of ABB Ltd's nominal share capital. As a holding company, ABB Ltd's main sources of income are dividends, interest and debt payments from its subsidiaries. At December 31, 2002, of the CHF 6,647 million stockholders' equity recorded in the unconsolidated statutory financial statements of ABB Ltd prepared in accordance with Swiss law, CHF 3,000 million was share capital, another CHF 3,545 million was restricted and CHF 102 million was available for distribution.

    The declaration of any dividend proposed by the board of directors of ABB Ltd requires approval at a general meeting of shareholders. In addition, the statutory auditors must confirm that the dividend proposal of the board of directors conforms to statutory law and the articles of incorporation of ABB Ltd. In practice, the shareholders' meeting usually approves dividends as proposed by the board of directors, if the board of directors' proposal is confirmed by the statutory auditors.

    Dividends are usually due and payable no earlier than three trading days after the shareholders' resolution. Dividends for which no payment has been requested within five years after the due date accrue to ABB Ltd and are allocated to its free reserves. For information about the deduction of withholding taxes from dividend payments, see "Item 10. Additional Information--Taxation."

    ABB Ltd has established a dividend access facility for its shareholders who are resident in Sweden under which these shareholders may register with Vardepapperscentralen VPC AB (Sweden) ("VPC"), as holder of up to 600,004,716 shares, and receive dividends in Swedish krona equivalent to the dividend paid in Swiss francs without deductions of Swiss withholding tax. For further information, see "Item 10. Additional Information--Taxation."

    Because ABB Ltd pays cash dividends, if any, in Swiss francs (subject to the exception for certain shareholders in Sweden described above), exchange rate fluctuations will affect the U.S. dollar amounts received by holders of ADSs upon conversion by Citibank, N.A., the depositary, of those cash dividends.

    ABB Ltd is prohibited from declaring or paying dividends under the terms of our $1.5 billion revolving credit facility for as long as the facility is outstanding. See "Item 5. Operating and Financial Review and
Prospects--Liquidity and Capital Resources--Credit Facilities."

    The following table sets forth in Swiss francs and in U.S. dollars (translated at the noon buying rate on December 31, 2002) the dividend paid per share with respect to the years ended December 31, 2002, 2001, 2000 and 1999. At the annual general meeting of ABB Ltd in May 2003, the shareholders approved the proposal of the board of directors that no dividend be paid with respect to the year ended December 31, 2002.

                                                              DIVIDEND PER SHARE
                                                           -------------------------
YEAR ENDED DECEMBER 31,                                     (CHF)             ($)
-----------------------
2002.....................................................      --               --
2001.....................................................      --               --
2000.....................................................    0.75             0.45
1999.....................................................    0.75             0.45

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER ALL OF THE INFORMATION SET FORTH IN THIS ANNUAL REPORT AND THE FOLLOWING DESCRIPTION OF RISKS AND UNCERTAINTIES THAT WE CURRENTLY BELIEVE MAY EXIST. OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS COULD BE ADVERSELY AFFECTED BY ANY OF THESE RISKS. ADDITIONAL RISKS OF WHICH WE ARE UNAWARE OR THAT WE CURRENTLY DEEM IMMATERIAL MAY ALSO IMPAIR OUR BUSINESS OPERATIONS. THIS ANNUAL REPORT ALSO CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE DESCRIBED BELOW AND ELSEWHERE IN THIS ANNUAL REPORT. SEE "FORWARD-LOOKING STATEMENTS."

WE ARE SUBJECT TO ONGOING LITIGATION AND SUBSTANTIAL LIABILITIES ARISING OUT OF
  ASBESTOS CLAIMS FROM DISCONTINUED OPERATIONS.

    When we sold our 50% interest in ABB ALSTOM POWER NV ("ABB ALSTOM POWER") to ALSTOM S.A. ("ALSTOM") in May 2000, we retained ownership of Combustion Engineering Inc. ("Combustion Engineering"), a subsidiary that had conducted part of our discontinued power generation business and that now owns commercial real estate that it leases to third parties. Together with other third parties, Combustion Engineering is a co-defendant in numerous lawsuits in the United States in which the plaintiffs claim damages for personal injury arising from exposure to asbestos in equipment or materials that Combustion Engineering allegedly supplied or was responsible for, primarily during the early 1970s and before. Other ABB Group entities have sometimes been named as defendants in asbestos claims. These entities include ABB Lummus Global Inc. ("Lummus") (which is part of our Oil, Gas and Petrochemicals business and was formerly a subsidiary of Combustion Engineering) and Basic Incorporated ("Basic") (which is currently a subsidiary of Asea Brown Boveri Inc. and was formerly a subsidiary of Combustion Engineering).

    THE CREATION OF THE CE SETTLEMENT TRUST AND THE PURSUIT OF A PRE-PACKAGED BANKRUPTCY PLAN.

    PRE-PACKAGED BANKRUPTCY PLAN. In October 2002, we and Combustion Engineering determined that it was likely that the expected asbestos-related costs of Combustion Engineering would exceed the value of its assets ($812 million as of September 30, 2002) if its historical settlement policies continued into the future. We and Combustion Engineering determined to resolve the asbestos liability of Combustion Engineering and its affiliates by reorganizing Combustion Engineering under Chapter 11, the principal business reorganization chapter of the U.S. Bankruptcy Code. We and Combustion Engineering determined to structure the Chapter 11 reorganization as a "pre-packaged plan," in which acceptances of the plan would be solicited prior to the filing of the Chapter 11 case, thus reducing the duration and expense of the bankruptcy proceedings.

    CE SETTLEMENT TRUST. Beginning in October 2002, we and Combustion Engineering conducted extensive negotiations with representatives of certain asbestos claimants with respect to a pre-packaged plan. On November 22, 2002, Combustion Engineering and the asbestos claimants' representatives entered into a Master Settlement Agreement for settling open asbestos-related personal injury claims that had been lodged against Combustion Engineering prior to November 15, 2002. Combustion Engineering also agreed, pursuant to the Master Settlement Agreement, to form and fund a CE Settlement Trust (the "CE Settlement Trust") to fund and administer the payment of asbestos-related personal injury claims settled under the Master Settlement Agreement. Under its terms, eligible claimants became entitled to receive a percentage of the value of their claim from the CE Settlement Trust while retaining a claim against Combustion Engineering for the unpaid balance. The trust was to be funded with cash and other assets valued at approximately $450 million.

    ASBESTOS PI TRUST. On January 17, 2003, we announced that we and Combustion Engineering had reached an agreement on a proposed pre-packaged plan with certain representatives of asbestos claimants with existing asbestos-related personal injury claims against Combustion Engineering (encompassing claimants who had lodged claims prior to November 15, 2002 and claimants who had lodged claims after that date and were not eligible to participate in the Master Settlement Agreement), and with the proposed representative of persons who may be entitled to bring asbestos-related personal injury claims in the future. The pre-packaged plan provides for the creation of a trust, the Asbestos PI Trust, which is separate and distinct from the CE Settlement Trust, and addresses "Asbestos PI Trust Claims," which consist of present and future asbestos-related personal injury claims (including the claims previously settled pursuant to the Master Settlement Agreement only to the extent of any unpaid portions thereof) that arise directly or indirectly from any act, omission, products or operations of Combustion Engineering, Lummus or Basic. If the pre-packaged plan is confirmed and ultimately becomes effective, a channelling injunction would be issued under the U.S. Bankruptcy Code pursuant to which the Asbestos PI Trust Claims against ABB Ltd and its affiliates (including Combustion Engineering, Lummus and Basic), would be channelled to the Asbestos PI Trust. This would mean that the sole recourse of a holder of an Asbestos PI Trust Claim would be to the Asbestos PI Trust and such holder would have no right to assert such a claim against ABB Ltd and its affiliates (including Combustion Engineering, Lummus and Basic). The trust would be funded with cash and other assets valued at approximately $800 million.

    THE BANKRUPTCY LITIGATION AND THE POSSIBILITY OF APPEAL.

    OVERVIEW. The pre-packaged plan, including the channelling order, will become effective when the U.S. Bankruptcy Court recommends the issuance of, or issues, a confirmation order, the confirmation order is issued or affirmed, as the case may be, by the U.S. District Court and has become a final order that is not subject to appeal, and the other conditions to the effectiveness of the pre-packaged plan have been satisfied. So long as the effectiveness of the pre-packaged plan has not been stayed, the Plan may become effective at such earlier date as the parties to the Chapter 11 case agree if a confirmation order has been issued. Following the Bankruptcy Court's order recommending issuance of, or issuing, a confirmation order, interested parties have a ten-day period during which they may file with the U.S. District Court an appeal of the order. The U.S. District Court rules on these appeals as part of determining whether to issue or affirm the confirmation order. However, even if the U.S. District Court issues or affirms the confirmation order, the U.S. District Court's order is itself subject to appeal. Objectors filing such appeals may seek to stay the effectiveness of the channelling injunction pending the outcome of their appeals. We cannot be certain that a confirmation order will be issued or, if issued, whether or not it will be appealed. We also cannot be certain of the duration or outcome of any appeal process. Regardless of whether or not the pre-packaged plan becomes effective, the Master Settlement Agreement remains effective and has settled approximately 80,000 asbestos-related personal injury claims that had been lodged against Combustion Engineering.

    PRESENT STATUS. On June 23, 2003, the U.S. Bankruptcy Court issued an Order Approving the Disclosure Statement but Recommending Withholding of Confirmation of the Plan of Reorganization for Combustion Engineering for Ten Days and related findings of fact (collectively, the "Ruling"). The Ruling approved the disclosure statement, which was the document used as the basis for soliciting approval of the pre-packaged plan from asbestos claimants, and verified the voting results that approved the pre-packaged plan. Although the Ruling did not confirm the pre-packaged plan, it indicates that the U.S. Bankruptcy Court will recommend that the pre-packaged plan be confirmed if we and Combustion Engineering can establish to the court's satisfaction the following two matters:

    - that adequate efforts were made to identify, notify and solicit votes on the pre-packaged plan from creditors with claims only against Lummus and only against Basic that were not related to claims against Combustion Engineering; and

    - that there are segregated funds available and a mechanism to pay only such creditors of Lummus and Basic as evidenced by documents setting forth payment procedures in this regard.

    The Ruling provides us and Combustion Engineering an opportunity to submit additional information to the U.S. Bankruptcy Court by July 3, 2003 to establish these matters to the court's satisfaction. We have submitted the additional information for the court's consideration prior to the deadline. We believe that the submitted information will be sufficient to satisfy the U.S. Bankruptcy Court. If, however, we and Combustion Engineering cannot provide information addressing these matters to the court's satisfaction, we expect that we and Combustion Engineering would have to take additional action (possibly including soliciting votes from creditors of Lummus and Basic) to establish for the U.S. Bankruptcy Court that these requirements are satisfied before the U.S. Bankruptcy Court would recommend confirmation of, or confirm, the pre-packaged plan. We cannot be certain that we and Combustion Engineering would be able to satisfy the U.S. Bankruptcy Court with respect to these requirements or that the court would recommend confirmation of, or confirm, the pre-packaged plan.

    If the U.S. Bankruptcy Court recommends confirmation of, or confirms, the pre-packaged plan, based on the proceedings to date, we would expect that the most likely objections that appellants would raise in the appeal process may include the following:

    - arguments that Combustion Engineering is not permitted to obtain a channelling injunction that protects Combustion Engineering's affiliates with respect to claims against Combustion Engineering;

    - arguments that asbestos claims against Lummus and Basic cannot be made subject to a channelling injunction;

    - arguments that the disclosure provided in connection with the solicitation of acceptances of the pre-packaged plan did not satisfy the required standards;

    - arguments that claimants covered by the plan would fare better outside the pre-packaged plan;

    - arguments that the pre-packaged plan improperly affects the rights and obligations of insurance carriers who have continuing obligations to provide insurance coverage with respect to Combustion Engineering's asbestos liabilities; and

    - arguments that the pre-packaged plan fails to address properly the indemnification rights of certain insurers.

    If any of these objections are made in the appeal process, we and Combustion Engineering will vigorously contest them, but we cannot assure you that we and Combustion Engineering will succeed.

    ONGOING EXPOSURE. As discussed in more detail under "Item 5. Operating and Financial Review and Prospects--Contingencies and Retained Liabilities--Asbestos Claims," based on our expectation that the pre-packaged plan will be confirmed and ultimately affirmed, we have accrued a liability of $1,118 million as of December 31, 2002, reflected in our Consolidated Balance Sheet, for resolution of the asbestos-related personal injury claims against Combustion Engineering, Lummus and Basic. Nonetheless, we cannot be certain of the duration of the asbestos-related litigation process, its outcome or its eventual cost to us. In particular, ongoing asbestos-related litigation resulting from a prolonged appeals process may hinder our ability to raise funds through capital markets transactions or otherwise, thereby limiting our ability to reduce our indebtedness. As described below, if we are unable to reduce our indebtedness, we may be unable to fund our obligations when due and may therefore be unable to continue as a going concern. If the pre-packaged plan is not confirmed and affirmed or the confirmation or affirmation of the pre-packaged plan is later overturned, our ultimate liability for the resolution of asbestos-related personal injury claims and our reserves related thereto might change in a manner that would be uncertain and could have a material adverse impact on our financial position, results of operations and liquidity.

    For further information on the asbestos-related personal injury litigation, see "Item 5. Operating and Financial Review and Prospects--Contingencies and Retained Liabilities--Asbestos Claims."

IF WE ARE UNABLE TO REDUCE AND/OR REFINANCE OUR DEBT, OUR ABILITY TO OPERATE AND
  OBTAIN LIQUIDITY THROUGH ADDITIONAL SOURCES MAY BE CONSTRAINED AND OUR ABILITY TO OPERATE AS A GOING CONCERN MAY BE AT RISK.

    As of March 31, 2003, our total debt amounted to approximately
$8.2 billion. Not all of our cash and marketable securities are freely available to offset our total debt, as described in "Item 5. Operating and Financial Review and Prospects--Liquidity and Capital Resources--Restrictions on Transfer of Funds." Since the beginning of 2002, our level of indebtedness and our credit ratings have limited our access to the commercial paper market. Consequently, we renegotiated our $3 billion credit facility and replaced it in December 2002 with a $1.5 billion 364-day revolving credit facility. Our high debt level means that we must allocate more of our available cash to pay interest on the debt. It also could affect our competitiveness by limiting our ability to respond to changing market conditions, invest in new products and technologies or make other strategic investments.

    We have announced a series of planned divestments of significant businesses, including our Oil, Gas and Petrochemicals business, our Building Systems business, the portion of our Structured Finance business that has not already been sold and our Equity Ventures business, all of which we estimate will generate total proceeds in excess of $2 billion. We will depend on the proceeds from these divestments not only to reduce our debt but also to meet our liquidity needs (to the extent our credit facility permits us to retain proceeds). We cannot offer any assurance that we will be able to divest these businesses on terms acceptable to us, within an acceptable time frame. If we are unable to complete these divestments in accordance with our plan, we may not be able to reduce our level of debt significantly in the near term.

    In addition to generating proceeds through disposals, we may need to seek additional sources of liquidity, including through further borrowings and capital market transactions, to fund our obligations in the short to medium term. As a consequence of our high debt level, it may be more difficult for us to raise additional liquidity on terms that are favorable to us. We may have to pay substantial interest rates on new bond offerings, bank borrowings or any other form of debt security, grant security interests in our assets to lenders and arrange for such security interests and borrowings to be senior in priority to existing security interests and borrowings. To the extent we are unable to fund our obligations or to obtain additional sources of funding, we may be unable to satisfy our obligations as they become due and therefore may not be able to continue as a going concern.

IF WE ARE NOT ABLE TO COMPLY WITH THE STRINGENT COVENANTS CONTAINED IN OUR
  CREDIT FACILITY, OUR FINANCIAL POSITION WILL BE ADVERSELY AFFECTED.

    We have been drawing on our $1.5 billion credit facility to fund daily operations and repay other debt since January 2003. The facility is secured by assets which had a net value of

$3.5 billion as of December 31, 2002, including the shares of companies forming our Oil, Gas and Petrochemicals business, specific stand-alone businesses and certain regional holding companies. The facility contains certain financial covenants in respect of minimum interest coverage, total gross debt, a maximum level of debt in subsidiaries other than those specified as borrowers under the facility, a minimum level of consolidated net worth in 2003 and specific negative pledges.

    In addition, to ensure the continued availability of the credit facility, we must achieve minimum levels of proceeds from the disposal of specified assets and businesses and/or equity issuances during 2003, or we may elect to include, for the purpose of the covenant calculation, the proceeds from other defined discretionary sources, subject to limitations. If we are unable to comply with the covenants in the credit facility, we will be required to renegotiate the facility with our lenders or to replace the facility. In light of our credit rating and consolidated net losses, we can offer no assurance that we would be able to renegotiate or replace the facility on terms that are acceptable to us, if at all. If this were to occur, our obligation to repay borrowings under our credit facility and other debt instruments could be accelerated by our creditors. Unless we could arrange alternative financing, we could not repay such borrowings if they were accelerated.

OUR ABILITY TO BID FOR LARGE CONTRACTS DEPENDS ON OUR ABILITY TO OBTAIN
  PERFORMANCE GUARANTEES FROM FINANCIAL INSTITUTIONS.

    In the normal course of our business and in accordance with industry practice, we provide performance guarantees on large projects, including long-term operation and maintenance contracts, which guarantee our own performance. These guarantees may include guarantees that a project will be completed or that a project or particular equipment will achieve defined performance criteria. If we fail to attain the defined criteria, we must make payments in cash or in kind. Performance guarantees frequently are requested in relation to bids for large projects, both in our core power and automation businesses and in our Oil, Gas and Petrochemicals business.

    Some customers will require that performance guarantees be issued by a financial institution in the form of a letter of credit, surety bond or other financial guarantee. If we cannot obtain such a guarantee from a financial institution on reasonable terms, we could be prevented from bidding on or obtaining the contract or our costs would be higher, which would reduce the profitability of the contract. Financial institutions will consider our credit ratings and financial position in the guarantee approval process. Our current credit rating and financial position do not prevent us from obtaining such guarantees from financial institutions, but they can make the process more difficult or expensive. If we cannot obtain guarantees from financial institutions in the future, there could be a material impact on our consolidated financial position, liquidity or results of operations.

WE HAVE RETAINED PERFORMANCE GUARANTEES RELATED TO OUR DIVESTED POWER GENERATION
  AND NUCLEAR BUSINESSES.

    We have retained performance guarantees related to the power generation business that we contributed to the ABB ALSTOM POWER joint venture. The guarantees primarily consist of performance guarantees, advance payment guarantees, product warranty guarantees and other miscellaneous guarantees under certain contracts such as indemnification for personal and property injuries, taxes and compliance with labor laws, environmental laws and patents. The guarantees have maturity dates ranging from one to ten years and in some cases have no definite expiry. ALSTOM and its subsidiaries have primary responsibility for performing the obligations that are the subject of the guarantees. In connection with the sale to ALSTOM of our interest in the joint venture in May 2000, ALSTOM and ALSTOM POWER have undertaken to indemnify us and hold us harmless against any claims arising under these guarantees. Due to the nature of product warranty guarantees and certain other guarantees, we are unable to develop an estimate of the maximum potential amount of future payments for these guarantees. Our best estimate of the total maximum potential exposure under all quantifiable guarantees we issued on behalf of our former power generation business was approximately $2.2 billion as of December 31, 2002. This maximum potential exposure, as required by Financial Accounting Standards Board Interpretation No. 45 ("FIN 45"), is measured based on the fair value of the guarantee at its inception and does not reflect any discounting of our assessment of actual exposure under the guarantees.

    In connection with the sale of our nuclear technology business to British Nuclear Fuels plc ("BNFL") in 2000, one of our subsidiaries retained obligations under surety bonds relating to the performance by the nuclear technology business under certain contracts entered into prior to the sale to BNFL. The surety bonds have maturity dates ranging from one to nine years. Pursuant to the purchase agreement, BNFL is required to indemnify us and hold us harmless against any claims arising under these bonds. Our maximum potential exposure under these bonds at December 31, 2002 was approximately $640 million. This maximum potential exposure, as required by FIN 45, is measured based on the fair value of the guarantee at its inception and does not reflect any discounting of our assessment of actual exposure under the guarantees.

    As of December 31, 2002, no losses have been recognized in connection with the guarantees and bonds relating to the divested power generation and nuclear businesses. We have not concluded that a loss is probable under these guarantees and, therefore, we have not recorded a provision as of December 31, 2002. However, if we are required to fund payments under these guarantees following failures of the divested businesses to perform their obligations, and if ALSTOM or BNFL, as the case may be, is unable to fulfill its undertaking to indemnify us, we could incur material losses.

WE HAVE RETAINED LIABILITY FOR ENVIRONMENTAL REMEDIATION COSTS RELATING TO
  BUSINESSES THAT WE SOLD IN 1999 AND 2000 AND WE COULD BE REQUIRED TO MAKE PAYMENTS IN RESPECT OF THESE RETAINED LIABILITIES IN EXCESS OF ESTABLISHED RESERVES.

    We retained liability for environmental remediation costs at two sites in the United States that were operated by our nuclear business, which we sold in April 2000 to BNFL. We have retained all environmental liabilities associated with Combustion Engineering's Windsor, Connecticut facility and a portion of the liabilities associated with our ABB C-E Nuclear Power, Inc. ("ABB C-E Nuclear Power") subsidiary's Hematite, Missouri facility. The primary environmental liabilities associated with these sites relate to the costs of remediating radiological and chemical contamination upon decommissioning the facilities. Based on the information that BNFL has made publicly available, we believe remediation may take until 2013 at the Hematite site and until 2008 at the Windsor site. At the Windsor site, we believe that a significant portion of such remediation costs will be the responsibility of the United States government pursuant to federal law, although the exact amount of such responsibility cannot reasonably be estimated. In connection with the sale of the nuclear business in April 2000, we established a reserve of $300 million in respect of estimated remediation costs related to these facilities. Expenditures charged to the remediation reserve were $12 million and $6 million during 2002 and 2001, respectively. It is possible that we could be required to make expenditures in excess of the reserve, in a range of amounts that cannot reasonably be estimated. See "Item 5. Operating Review and Financial Prospects--Contingencies and Retained Liabilities--Environmental."

BIDDING ON LARGE, LONG-TERM FIXED PRICE PROJECTS EXPOSES OUR BUSINESSES TO RISK
  OF LOSS.

    Approximately 6% of the total U.S. dollar amount of orders booked in 2002 were "large orders," which we define as orders from third parties involving at least $15 million worth of products or systems. Portions of our business involve orders related to long-term projects that can take many months or even years to complete. Additionally, such projects are typically performed on a fixed price or turnkey basis and are awarded on a competitive bidding basis. We may expend significant resources, both in management time as well as money, on bidding for projects that we are not awarded.

    Additionally, fixed priced contracts are inherently risky because of the possibility of underbidding and the fact that we assume substantially all of the risks associated with completing the project and the post-completion warranty obligations. We also assume the project's technical risk, meaning that we must tailor our products and systems to satisfy the technical requirements of a project even though, at the time we are awarded the project, we may not have previously produced such a product or system. The revenue, cost and gross profit realized on such contracts can vary, sometimes substantially, from our original projections because of changes in conditions, including but not limited to:

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

    These risks are exacerbated if the duration of the project is long-term because there is an increased risk that the circumstances upon which we originally bid and developed a price will change in a manner that increases our costs. In addition, we sometimes bear the risk of delays caused by unexpected conditions or events. Our long-term, fixed price projects often make us subject to penalties if we cannot complete portions of the project in accordance with agreed-upon time limits. Therefore, losses can result from performing large, long-term projects on a fixed price or turnkey basis. For example, in 2002 and 2001, the operating income of our Oil, Gas and Petrochemicals business was adversely affected by cost overruns amounting to $224 million and $140 million, respectively.

    In connection with large, long-term projects, we routinely undertake substantial customer- and project-specific development efforts. In 2002 and 2001, we incurred order-related development expenditures of approximately
$249 million and $405 million, respectively. Order-related development amounts are initially recorded in inventories as part of the work in progress of a contract and then are reflected in cost of sales at the time revenue is recognized in accordance with our accounting policies. To the extent that revenues on these projects cannot be recognized, we would not recover the order-related development expenditures. Additionally, to the extent that order-related development expenditures in a specific project exceed expectations, the profit margin on that project will be adversely affected.

WE MAY CONTINUE TO EXPERIENCE LOSSES UNDER SOME LONG-TERM CONTRACTS.

    In several of our businesses, including the downstream business of our Oil, Gas and Petrochemicals division, our Building Systems business and certain businesses within our Automation Technologies division, we continue to be party to long-term, fixed price contracts. Some of these contracts have resulted in losses due to, among other things, our inability to make proper estimates during the tendering process and weaknesses in project execution that have caused cost overruns. In 2002, the Oil, Gas and Petrochemicals business, the Building Systems business, the Automation Technologies division and the Power Technologies division reported losses from cost overruns amounting to approximately $224 million, $134 million, $31 million and $20 million, respectively. We believe we have identified the major weaknesses that partially contributed to these losses. In 2002, we adopted a selective bidding approach aimed at reducing project risks and securing better margins. However, our new approach may not be successful and, in any event, we may continue to experience losses on the contracts we entered into prior to adopting our new approach until they expire or are terminated.

WE OPERATE IN VERY COMPETITIVE MARKETS AND COULD BE ADVERSELY AFFECTED IF WE
  FAIL TO KEEP PACE WITH TECHNOLOGICAL CHANGES.

    We operate in very competitive environments in several specific respects, including product performance, developing integrated systems and applications that address the business challenges faced by our customers, pricing, new product introduction time and customer service. The relative importance of these factors differs across the geographic markets and product areas that we serve. The markets for our products and services are characterized by evolving industry standards (particularly for our automation technology products and systems), rapidly changing technology (in both our power and automation businesses) and increased competition as a result of deregulation (particularly for our power technology products and systems). For example, for a number of years power transmission and distribution providers throughout the world have been undergoing substantial deregulation and privatization. This has increased their need for timely product and service innovations that increase efficiency and allow them to compete in a deregulated environment. Additionally, the continual development of advanced technologies for new products and product enhancements is an important way in which we maintain acceptable pricing levels. If we fail to keep pace with technological changes in the industrial sectors that we serve, we may experience price erosion and lower margins.

    The principal competitors for our automation technology products and services include Emerson Electric Co. ("Emerson"), General Electric Company ("General Electric"), Honeywell International, Inc. ("Honeywell"), Invensys plc ("Invensys") and Siemens AG ("Siemens"). We primarily compete with ALSTOM, Schneider Electric SA ("Schneider") and Siemens in sales of our power technology products and systems to our utilities customers. The principal competitors with our Oil, Gas and Petrochemicals business include Bechtel Group, Inc. ("Bechtel Group"), Cooper Cameron Corporation ("Cooper Cameron"), Halliburton Company ("Halliburton"), Aker Kvaerner ASA ("Aker Kvaerner"), Samsung, Technip-Coflexip S.A. ("Technip-Coflexip"), FMC Technologies, Inc. (FMC Technologies") and Fluor Corporation ("Fluor"). All of our competitors are sophisticated companies with significant resources that may develop products and services that are superior to our products and services or may adapt more quickly than we do to new technologies, industry changes or evolving customer requirements. Our failure to anticipate or respond quickly to technological developments or customer requirements could adversely affect our business, results of operations and financial condition.

INDUSTRY CONSOLIDATION COULD RESULT IN MORE POWERFUL COMPETITORS AND FEWER
  CUSTOMERS.

    Our competitors in all of our business divisions are consolidating. In particular, the automation industry is undergoing consolidation that is reducing the number but increasing the size of companies that compete with us. As our competitors consolidate, they likely will increase their market share, gain economies of scale that enhance their ability to compete with us and/or acquire additional products and technologies that could displace our product offerings.

    Our customer base also is undergoing consolidation. Consolidation among our customers' industries (such as the marine and cruise industry, the automotive, aluminum, steel, pulp and paper, pharmaceutical industries and the oil and gas industry) could affect our customers and their relationships with us. If one of our competitors' customers acquires any of our customers, we may lose its business. Additionally, as our customers become larger and more concentrated, they could exert pricing pressure on all suppliers, including ABB. For example, in an industry such as power transmission, which historically has consisted of large and concentrated customers such as utilities, price competition can be a factor in determining which products and services will be selected by a customer.

OUR BUSINESS IS AFFECTED BY THE GLOBAL ECONOMIC AND POLITICAL CLIMATE. A MAJOR
  TERRORIST EVENT OR PROLONGED MILITARY ACTION COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

    Our business has been adversely affected by the global economic downturn, particularly by depressed economic conditions in Europe and the United States. The business environment is influenced by numerous political uncertainties, which will continue to affect the global economy and the international capital markets. The threat of a major terrorist attack and the fear of prolonged military action have exacerbated volatility in the financial markets and caused consumer, corporate and financial confidence to weaken. As a result, many companies have experienced difficulties in achieving their revenue goals and have cancelled or delayed investments, expansions and recruitment.

    In periods of slow growth or decline, our customers are more likely to decrease expenditures on the types of products and systems we supply and we are more likely to experience decreased revenues as a result. We believe that investments by our customers will continue to be weak, especially in Europe and the Americas. Our Power Technologies division is affected by the level of investments by utilities, and our Automation Technologies division is affected by conditions in a broad range of industries, including the automotive, pharmaceutical, pulp and paper, metals and minerals and manufacturing and consumer industries. Our Oil, Gas and Petrochemicals business is affected by conditions in the oil, gas and petrochemicals industry. If the current global economic and political climate fails to improve, this could have a material adverse effect on our financial condition and results of operations.

WE ARE SUBJECT TO ENVIRONMENTAL LAWS AND REGULATIONS IN THE COUNTRIES IN WHICH
  WE OPERATE. WE INCUR COSTS TO COMPLY WITH SUCH REGULATIONS AND OUR ONGOING OPERATIONS MAY EXPOSE US TO ENVIRONMENTAL LIABILITIES.

    Our operations are subject to U.S., European and other laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Our manufacturing facilities use and produce paint residues, solvents, metals, oils and related residues. We use petroleum-based insulation in transformers, PVC resin to manufacture PVC cable and chloroparafine as a flame retardant. We use inorganic lead as a counterweight in robots that we produce. These are considered to be hazardous substances in many jurisdictions in which we operate. We may be subject to liabilities for environmental contamination if we do not comply with applicable laws regulating such hazardous substances, and such liabilities can be substantial. All of our manufacturing operations are subject to ongoing compliance costs in respect of environmental matters and the associated capital expenditure requirements.

    In addition, we may be subject to significant fines and penalties if we do not comply with environmental laws and regulations including those referred to above. Some environmental laws provide for joint and several strict liability for remediation of releases of hazardous substances, which could result in our liability for environmental damage without regard to our negligence or fault. Such laws and regulations could expose us to liability arising out of the conduct of operations or conditions caused by others, or for our acts which were in compliance with all applicable laws at the time the acts were performed. Additionally, we may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances. Changes in the environmental laws and regulations, or claims for damages to persons, property, natural resources or the environment, could result in substantial costs and liabilities to us.

WE MAY BE THE SUBJECT OF PRODUCT LIABILITY CLAIMS.

    A malfunction in or the inadequate design of products, systems and services that we design and manufacture could result in product liability claims. Additionally, we may be subject to product liability claims for the improper installation of products and systems designed and manufactured by others.

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

    - Our Oil, Gas and Petrochemicals business makes and installs equipment and systems used in oil and gas exploration, production and refining. These products handle petroleum-based substances which can be highly combustible and which can result in significant fires or explosions if we improperly design, manufacture or install equipment.

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

OUR OPERATIONS IN EMERGING MARKETS EXPOSE US TO RISKS ASSOCIATED WITH CONDITIONS
  IN THOSE MARKETS.

    We operate in the emerging markets of Latin America, Asia, the Middle East and Africa. In 2002, approximately 25% of our consolidated revenues were generated from these emerging markets. Operations in emerging markets present risks that are not encountered in countries with well-established economic and political systems, including:

    - economic instability, which could make it difficult for us to anticipate future business conditions in these markets, cause delays in the placement of orders for projects that we have been awarded and subject us to volatile markets;

    - political or social instability, which makes our customers less willing to make investments in such regions and complicates our dealings with governments regarding permits or other regulatory matters, local businesses and workforces;

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

    In addition, the legal and regulatory systems of the emerging markets identified above are less developed and less well-enforced than in industrialized countries. Therefore, our ability to protect our contractual and other legal rights in those regions could be limited. We cannot offer any assurance that our exposure to conditions in emerging markets will not adversely affect our financial condition and results of operations.

OUR OIL, GAS AND PETROCHEMICALS BUSINESS MAY EXPERIENCE LOSSES IF THE OIL AND
  GAS INDUSTRY GENERALLY EXPERIENCES A DOWNTURN.

    Our Oil, Gas and Petrochemicals business depends on the condition of the oil and gas industry and particularly on capital expenditure budgets of the companies engaged in the exploration, development and production of oil and gas. Our upstream oil and gas activities are substantially dependent on the condition of the offshore exploration and development market. The prices of oil and gas and their uncertainty in the future, along with forecasted growth in world oil and gas demand, will strongly influence the extent of offshore exploration and development activities. Offshore oil and gas field capital expenditures also are influenced by the sale and expiration dates of offshore leases, the discovery rate of new oil and gas reserves in offshore areas, local and international political and economic conditions, environmental regulation, coordination by the Organization of Petroleum Exporting Countries, the ability of oil and gas companies to access or generate capital and the cost of such capital. Similarly, our businesses that provide products, systems and services to the downstream refining and petrochemical industry are affected by capital expenditure budgets of our customers, which are, in turn, affected by refinery margins and prices for petrochemical products such as ethylene and polypropylene. In 2002, the Oil, Gas and Petrochemicals business generated revenues of $3,854 million. These revenues are reflected in the results of discontinued operations, reflecting our intention to sell this business. An adverse effect on the financial results of this division could have a material adverse effect on our consolidated results of operations.

OUR INTERNATIONAL OPERATIONS EXPOSE US TO THE RISK OF FLUCTUATIONS IN CURRENCY
  EXCHANGE RATES.

    CURRENCY TRANSLATION RISK. The results of operations and financial position of most of our non-U.S. subsidiaries are reported in the currencies of countries in which those subsidiaries reside. That financial information is then translated into U.S. dollars at the applicable exchange rates for inclusion in our Consolidated Financial Statements. In 2002, approximately 77% of our consolidated revenues were generated in local currencies and translated into U.S. dollars. Of that amount, the following percentages were reported in the following local currencies:

    - Euro, approximately 33%;

    - Swedish krona, approximately 8%;

    - Swiss franc, approximately 5%;

    - Norwegian krona, approximately 6%; and

    - British pound, approximately 3%.

    The exchange rates between these currencies and the U.S. dollar fluctuate substantially, which has a significant translation effect on our reported consolidated results of operations and financial position. In 2001, the U.S. dollar appreciated against most of the currencies in which our subsidiaries reported results of operations, but this trend reversed in 2002. In particular, in 2002 the U.S. dollar weakened by approximately 6% against the euro, 8% against the Swiss franc, 13% against the Norwegian krona and 7% against the Swedish krona. In 2001, the U.S. dollar strengthened by approximately 4% against the euro, 3% against the Norwegian krona and 11% against the Swedish krona, and the exchange rate between the U.S. dollar and Swiss franc remained flat.

    This resulted in the increase of reported revenues and earnings before interest and taxes when consolidated and translated into U.S. dollars, based on average annual exchange rates, of approximately 3% and 4%, respectively, in 2002 and the reduction of reported revenues and earnings before interest and taxes when consolidated and translated into U.S. dollars, based on average annual exchange rates, of approximately 4% and 7%, respectively, in 2001.

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

    For further information on our currency translation and transaction risk, see "Item 11. Quantitative and Qualitative Disclosures about Market Risk."

WE MAY ENCOUNTER DIFFICULTY IN MANAGING OUR BUSINESS DUE TO THE GLOBAL NATURE OF
  OUR OPERATIONS.

    We operate in approximately 100 countries around the world, with approximately 65% of our employees located in Europe, approximately 18% in the Americas, approximately 12% in Asia and approximately 5% in the Middle East and Africa. In order to manage our day-to-day operations, we must overcome cultural and language barriers and assimilate different business practices. In addition, we are required to create compensation programs, employment policies and other administrative programs that comply with the laws of multiple countries. We also must communicate and monitor group-wide standards and directives across our global network. Our failure to successfully manage our geographically diverse operations could impair our ability to react quickly to changing business and market conditions and to enforce compliance with group-wide standards and procedures.

OUR REPUTATION AND OUR ABILITY TO DO BUSINESS MAY BE IMPAIRED BY CORRUPT
  BEHAVIOR BY ANY OF OUR EMPLOYEES OR AGENTS OR THOSE OF OUR SUBSIDIARIES.

    While we and our subsidiaries are committed to conducting business in a legal and ethical manner, there is a risk that our employees or agents may take actions that violate either the U.S. Foreign Corrupt Practices Act or legislation promulgated pursuant to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions or other applicable anti-corruption regulations. These actions could result in monetary penalties against us or our subsidiaries and could damage our reputation and, therefore, our ability to do business. In addition to the risks that arise in countries that have experienced governmental corruption, there is also a risk that we will not be able to ensure that our internal control policies and procedures will protect us from fraud or other criminal acts committed by our employees. For a description of incidents involving improper or illegal conduct by our employees or agents, see "Item 8. Financial Information--Legal Proceedings."

    In 2000, our internal audit group discovered during a regular compliance follow-up that several employees in the London region of our Manufacturing and Consumer Industries division (the business of which is now part of our Automation Technologies division) had intentionally concealed losses in 1999 and part of 2000 arising from contracts for which revenues were insufficient to cover costs. We believe that these activities were isolated in the London region of this division and did not extend to other operations. As a result of our investigation, we terminated the individuals involved and replaced the local management in the London region. If we had not discovered these activities, our net income for 1999 and 2000 would have been overstated by $30 million and $10 million, respectively. In 2001, we identified and recorded additional costs of approximately $25 million relating to these activities.

ITEM 4. INFORMATION ON THE COMPANY

                                  INTRODUCTION

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

HISTORY OF THE ABB GROUP

    Initially founded in 1883, Asea AB was a major participant in the introduction of electricity into Swedish homes and businesses and in the development of Sweden's railway network. In the 1940s and 1950s, Asea AB expanded into the power, mining and steel industries and, by 1980, was among the world's ten largest electrical engineering groups.

    Brown Boveri & Cie. (later renamed BBC Brown Boveri AG) was formed in Switzerland in 1891 and initially specialized in power generation and turbines. In the early to mid-1900s, Brown Boveri expanded its operations throughout Europe and broadened its business operations to include a wide range of electrical engineering activities. By 1980, Brown Boveri had more than 100,000 employees.

    In January 1988, Asea AB and BBC Brown Boveri AG each contributed almost all of their businesses to newly formed ABB Asea Brown Boveri Ltd, of which they each owned 50%. Between 1988 and 1990, ABB made acquisitions for consideration totaling $5.2 billion, including the purchase of Westinghouse Electric Corp.'s worldwide power transmission and distribution operations. During the 1990s, the ABB Group further expanded its operations in Central and Eastern Europe, North America, South America and Asia. In 1996, Asea AB was renamed ABB AB and BBC Brown Boveri AG was renamed ABB AG.

    In February 1999, the ABB Group announced a group reconfiguration designed to establish a single parent holding company and a single class of shares.
ABB Ltd was incorporated on March 5, 1999, under the laws of Switzerland. In June 1999, ABB Ltd became the holding company for the entire ABB Group. This was accomplished by having ABB Ltd issue its shares to the shareholders of ABB AG and ABB AB, the two publicly traded companies that formerly owned the ABB Group. The ABB Ltd shares were exchanged for the shares of those two companies, which, as a result of the share exchange and certain related transactions, became wholly-owned subsidiaries of ABB Ltd, and are no longer publicly traded.
ABB Ltd shares are currently traded on the SWX Swiss Exchange (virt-x), the Stockholm Exchange, the London Stock Exchange, the Frankfurt Stock Exchange and the New York Stock Exchange (in the form of ADSs).

ORGANIZATIONAL STRUCTURE

    In 2001, we realigned our worldwide business operations, replacing our six existing business segments with seven business divisions structured along customer groups. Four divisions, Utilities, Process Industries, Manufacturing and Consumer Industries, and Oil, Gas and Petrochemicals, were established to serve end-user customers. Two divisions, Power Technology Products and Automation Technology Products, were established to serve the four end-user divisions as well as certain external customers. Our Financial Services division served the ABB Group's businesses and external customers.

    In April 2002, we announced our intention to sell our Building Systems business area (part of our Manufacturing and Consumer Industries division). The remaining business areas of the Manufacturing and Consumer Industries division were combined with our Process Industries division to form a new Industries division. In November 2002, we sold most of our Structured Finance business (part of our Financial Services division) and announced that we would sell the remaining Structured Finance businesses that are unrelated to our core businesses. The remaining activities in the Financial Services division were transferred to the Corporate and Non-Core Activities divisions.

    Effective January 1, 2003, we further realigned our business divisions to combine the Power Technology Products and Utilities divisions into a new Power Technologies division and our Automation Technology Products and Industries divisions into a new Automation Technologies division. Our Oil, Gas and Petrochemicals division, which we intend to divest in 2003, was reclassified as a discontinued operation along with a number of other businesses in 2002. Our remaining activities were grouped into a Non-Core Activities division. We began reporting our financial results to reflect this new structure starting with our results for the three months ended March 31, 2003.

    We streamlined our divisional structure to sharpen our focus on power and automation technologies, to increase efficiency and to create a sustainable lower cost base. We consider the Power Technologies and Automation Technologies divisions to be our core divisions, and our management intends to focus its attention on, and future investments in, these divisions. The following chart illustrates the formation of our two core divisions:

  [LOGO]

  [LOGO]

    Our Non-Core Activities division comprises businesses and activities that do not fit within our long-term strategic focus on our power and automation technologies. We have decided to sell many of these businesses, and we continue to consider our options with respect to others. The division currently includes the following:

    - our Insurance business area, which was part of our former Financial Services division;

    - our Equity Ventures business area and the remaining portion of the Structured Finance business area that was not sold to General Electric Capital Corporation ("GE Capital") in 2002 (except the Financial Advisory business, which has been part of our Corporate activities from the beginning of October 2002), both of which were part of our former Financial Services division;

    - our Building Systems business area;

    - our New Ventures business area; and

    - our Customer Service, Group Processes and Logistic Systems business areas.

    The makeup of our Corporate division, as well as the activities that are classified as discontinued operations, are described in detail under "--Business Divisions--Corporate" and "--Discontinued Operations."

    The following table sets forth the amount and percentage of ABB Group revenues derived from each of our business divisions for the fiscal years ended December 31, 2002 and 2001, based on our current organizational structure:

                                                   REVENUES(1)           PERCENTAGE OF REVENUES(1)
                                            --------------------------   --------------------------
                                             YEAR ENDED DECEMBER 31,      YEAR ENDED DECEMBER, 31
                                            --------------------------   --------------------------
                                                2002          2001           2002           2001
                                            ------------   -----------   -------------   ----------
                                            (UNAUDITED)    (UNAUDITED)              (%)
                                                 ($ IN MILLIONS)
Power Technologies........................      7,103          6,873          35.9           33.5
Automation Technologies...................      8,482          8,508          42.9           41.5
Non-Core Activities.......................      4,186          5,130          21.2           25.0
                                               ------         ------        ------         ------
Subtotal..................................     19,771         20,511         100.0          100.0
                                                                            ======         ======
Corporate/Other and Eliminations..........     (1,476)        (1,129)
                                               ------         ------
Consolidated Revenues.....................     18,295         19,382
                                               ======         ======

------------------------

(1)  Based on estimated figures for our core divisions.

    For a breakdown of our consolidated revenues derived from each geographic region in which we operate, see "Item 5. Operating and Financial Review and Prospects--Summary Financial Data."

    Our principal corporate offices are located at Affolternstrasse 44, CH-8050 Zurich, Switzerland, telephone number +41-43-317-7111. Our agent for U.S. federal securities law purposes is ABB Holdings Inc., located at 501 Merritt 7, Norwalk, Connecticut 06851.

STEP CHANGE PROGRAM

    In 2002, we introduced the Step Change Program, which is designed to increase the competitiveness of our core businesses, reduce overhead costs and streamline operations, resulting in over $800 million of cost savings on an annual basis by mid-2004. We expect the savings to be roughly evenly divided between our two core divisions, Power Technologies and Automation Technologies, and a third category of overhead and headquarters costs. The Step Change Program is being implemented by a steering committee which is led by Gary Steel, our head of human resources, and includes our chief financial officer and the heads of the Power Technologies and Automation Technologies divisions. The primary focus of the program is on the 19 countries in which we have our largest operations. We expect approximately 50% of the cost savings to be achieved in our four largest country operations, Germany, Sweden, Switzerland and the United States.

    In addition to eliminating between 10,000 and 12,000 jobs over the period, the Step Change Program involves a large number of measures, identified and executed by each business unit, aimed at reducing costs. Because the program is aimed at achieving sustainable, permanent savings, measures that have a one-off effect are not considered part of the Step Change Program. ABB expects to achieve over $800 million in savings by implementing over 1,300 measures. Although some measures result in large cost savings, such as the $15 million savings resulting from concentrating and consolidating locations in Germany, small measures involving less than $1 million of cost savings make up a large proportion of the Step Change projects. For example, our operations in Brazil have reduced paper consumption and printing costs by more than 50% to approximately $60,000 a year. The progress of the Step Change Program is monitored centrally using standardized reporting by the business units.

    For more information on the Step Change Program, see "Item 5. Operating and Financial Review and Prospects--Restructuring Expenses--Step Change Program."

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

    Our goal is to ensure that the products and systems that we offer across our various businesses will be easy to use, compatible with each other, and will fit within our Industrial IT concept. We are developing a common architecture across the range of our products and systems so that they can be easily combined with each other and with our customers' systems. We intend to improve compatibility in succeeding generations of each of our products and systems.

    As of May 1, 2003, approximately 35,000 ABB products had been certified as meeting our Industrial IT standards. Each certified product is assigned to a product suite and is named according to what it does and how it fits into the Industrial IT system.

                               BUSINESS DIVISIONS

POWER TECHNOLOGIES DIVISION

    OVERVIEW

    The Power Technologies division serves electric, gas and water utilities as well as industrial and commercial customers, with a broad range of products, systems and services for power transmission, distribution and power plant automation. The division had 145 manufacturing plants and 41,200 employees as of January 1, 2003.

    POWER INDUSTRY BACKGROUND

    The portions of an electricity grid that operate at highest voltages are "transmission" systems, while those at lower voltages are "distribution" systems. Transmission systems link power generation sources to distribution systems. Distribution networks then branch out over shorter distances to carry electricity from the transmission system to end users. These electricity networks incorporate sophisticated devices to control and monitor operations and to prevent damage from failures or stresses.

    Electricity is transformed at different stages in the delivery process between the source and the ultimate end user. For example, electrical power is often generated in large power plants at 10 to 20 kilovolts. Because this voltage is too low to be transmitted efficiently, transformers are used to increase the voltage of electricity (up to 1,100 kilovolts) for long-distance transmission. This reduces losses and increases the amount of power that can be carried per line.

    Transformers are also used to decrease the voltage at the local end for distribution to end users, such as residential, commercial or industrial consumers. An electric utility distribution system comprises distribution substations and networks, both overhead and underground. Some large industrial and commercial facilities receive electricity at higher voltage levels from the transmission or distribution network, while most industrial, commercial and residential users receive electricity from distribution network feeders at lower voltages.

    There is a global trend toward deregulation and privatization of the power industry, which is creating a more competitive environment for our customers. This trend is evident in the United States, parts of Latin America and Western Europe, particularly in the United Kingdom and the Nordic countries. It is accelerating elsewhere in Europe and is developing in other regions. The creation of a free market for electricity requires our customers to become more cost-efficient and reliable to compete as a lowest-cost provider among power suppliers. Grid operators must be able to deliver power to customers that are hundreds or thousands of miles away within a few minutes. As more disturbance-sensitive loads (such as computers and telecommunications systems) have been added to networks, demand for reliable, high-quality electricity is increasing. Power suppliers can achieve this efficiency and reliability in a number of ways, including the following:

    - Replacing and modernizing assets and investing in information technology-based control and monitoring equipment and communications networks to control and supervise power networks based on instantaneous access to information.

    - Upgrading current technologies and introducing new technologies to improve network reliability, increase network power rating and enhance the control of power flow through existing transmission and distribution assets.

    BUSINESS AREAS

    The following table sets forth the approximate proportion of the Power Technologies division's revenue generated in 2002 by each of the business areas in the division:

                                                                 PROPORTION OF
BUSINESS AREA                                                 DIVISION REVENUES(1)
-------------                                                 --------------------
Power Systems...............................................         28%
Utility Automation Systems..................................         16%
High-Voltage Products.......................................         17%
Medium-Voltage Products.....................................         14%
Power Transformers..........................................         14%
Distribution Transformers...................................         11%

------------------------

(1) Based on estimated 2002 figures for our core divisions.

    Two of the division's business areas--Power Systems and Utility Automation Systems--primarily provide engineering services drawing on the ABB Group's complete range of products and services. The other four business areas--High-Voltage Products, Medium-Voltage Products, Power Transformers and Distribution Transformers--are mainly product manufacturing businesses.

    POWER SYSTEMS

    Our Power Systems business area undertakes turnkey contracts to install and upgrade transmission and distribution systems incorporating components manufactured by this division and the Automation Technologies division, as well as those manufactured by third parties.

    We are a leader in high-voltage direct current ("HVDC") technology. HVDC transmission is an advanced technology for transporting electricity over long distances. It reduces power losses, increases system stability and provides a more controllable flow than high-voltage alternating current. An HVDC transmission system typically includes converters, which change alternating current to direct current and then back to alternating current when it reaches the terminal point, and transmission lines, either above or below ground. Advances in converter and cable technology have enabled us to introduce a system called HVDC Light-TM-. Converter stations for HVDC Light-TM- are approximately one-fifth the size of conventional HVDC technology for the same rated power. HVDC Light-TM- extends the range of applications for high-voltage direct current. Typical applications include interconnection of separate networks that operate on different frequencies or provide variational power quality, such as wind parks. The system can also be used as a substitute for local power generation in remote areas, islands or oil platforms.

    We also provide flexible AC transmission systems ("FACTS") to enhance power grid stability, improve power quality and thus increase transmission capability. FACTS devices include series compensators, static VAR compensators ("SVCs") and SVC Light-TM- (based on the same unique technology as HVDC Light-TM-).

    HVDC, HVDC Light-TM-, FACTS, and SVC Light-TM- systems rely on advanced power semiconductor components. Our in-house power semiconductor unit enables us to develop and manufacture tailor-made components to maximize the performance of these systems. This business area supplies power semiconductor devices to other ABB businesses and to external customers in the power transmission and distribution, drives, and transportation markets.

    The Power Systems business area also supplies substations to interconnect electricity grids operating on different voltage levels, to sectionalize portions of the grid and to protect the electrical system against damage from outside sources such as lightning and overload. By sectionalizing the grid, power can be rerouted from portions of the transmission system that are experiencing problems to sections that are functioning properly, thereby enhancing the overall reliability of the power supply. This business area delivers complete air and gas insulated substations for power transmission. Substations are also necessary in a power distribution network to sectionalize and reduce the voltage of the main power lines and cables to the lower voltages required for efficient distribution and consumption. For power distribution, this business area sells traditional custom-engineered substations as well as compact, modular substations, which require less space than a conventional substation and thus are particularly well suited for urban settings. It also offers prefabricated secondary substations that can be installed more quickly than traditional substations, and which transform electricity to consumer-level voltages.

    Power Systems also delivers the engineering, procurement and construction ("EPC") of overhead transmission lines, one of the main subsystems in a transmission network. ABB in-house engineering and manufacturing of steel transmission towers and composite insulators also add value in the delivery of a transmission line project. Power Systems also provides studies on the design of new transmission lines and system optimization that take into account technical, economic and environmental considerations.

    This business area offers service contracts and support for management of existing power transmission and distribution assets, including both ABB products and those manufactured by third parties. In addition, it offers asset management services including technical consulting (system diagnostics, network analysis, planning and optimization), commercial consulting (cost reduction programs, investment strategies, reengineering of business processes) and execution (maintenance strategies, logistics).

    UTILITY AUTOMATION SYSTEMS

    Our Utility Automation Systems business area applies its power industry and automation expertise to integrate products manufactured by both the Power Technologies and the Automation Technologies divisions, as well as those of third parties, to provide utility customers with automation systems tailored for their generating plants or transmission and distribution networks.

    In the area of power plant automation, the Utility Automation Systems business area offers complete system integration of instrumentation, control and electrical ("ICE") equipment for the power generation market. The services offered by the business area include combustion management, plant performance optimization, condition monitoring and asset management.

    For water plants, the business area offers system integration for all ICE applications in water systems, including automation services for water treatment plants, distribution systems, waste water collection systems and wastewater treatment. The business area offers turnkey pumping stations and control systems for water leakage management, lift-station monitoring and optimization of plant performance.

    The Utility Automation Systems business area offers high-end supervisory control and data acquisition ("SCADA") systems to power and gas customers. SCADA systems are used to monitor and control energy transmission, distribution and power generation management systems. They are also used to operate market systems for power networks by tracking energy costs, end-user consumption and retail and wholesale prices, among other things. In addition, this business area offers customer care systems and asset management systems for electrical networks, district heating networks and gas networks. These allow utilities to optimize their business by improving the performance of their installed network equipment to meet changing customer requirements and new market conditions.

    This business area also provides system integration for substations used in power generation, transmission and distribution. Its offering includes small electrical SCADA systems, wide area protection systems, feeder automation systems and power system monitoring, which provides real-time information that enables utilities to make informed system-related decisions.

    The business area provides wireless and fixed communication systems for power, water and gas utilities, including both operational and corporate communication networks. It offers fiber optics, microwave radio and power line applications for data networking and broadband network management, as well as teleprotection and substation communication networks and voice switching management systems.

    The Utility Automation Systems business area offers a range of service capabilities aimed at reducing the in-house operational and maintenance requirements of utility customers. It offers service contracts for spare parts management, support agreements, software and hardware upgrades and retrofits, service consulting, asset management and training.

    HIGH-VOLTAGE PRODUCTS

    The High-Voltage Products business area provides power utilities with electricity transmission equipment that allows them to operate more efficiently and with lower environmental impact, both of which are significant business concerns in a deregulating market environment. The business area manufactures the principal components of power transmission systems (50 to 800 kilovolts), including air- and gas-insulated switchgear and generator circuit breakers, cables, capacitors, high-voltage and generator circuit breakers, disconnectors, grounding switches, instrument transformers, surge arrestors, power lines and transmission towers. Its products and components also include polymer insulators for lines and switchgear, circuit breaker drives, cable accessories and fittings for overhead lines. Many of the business area's products are integrated into the offering of the Power Systems business area or are sold through external channel partners such as EPC firms. Typical applications include high-voltage substations and large-scale power grid connections over long distances.

    MEDIUM-VOLTAGE PRODUCTS

    The Medium-Voltage Products business area develops products and systems that reduce outage times and improve power quality and control, which are key to improving operational efficiency of both utility and industrial customers. It supplies switching equipment both directly to end users and through distributors and original equipment manufacturers (OEMs). Most of its products provide connections between higher voltage substations and lower voltage uses. It produces a comprehensive line of medium-voltage equipment (1 to 50 kilovolts), including products such as indoor and outdoor switch disconnectors, breakers, reclosers, fuses, contactors, instrument transformers and sensors as well as air- and gas-insulated switchgear, motor control centers, and ring main units for primary and secondary distribution. It also produces indoor and outdoor modular systems, compact substations and power distribution centers. As with the High-Voltage Products business area, many of its components form part of the offering of the Power Systems business area. In addition, a significant portion of its products are sold through external channel partners such as OEMs.

    POWER TRANSFORMERS

    The Power Transformers business area designs and manufactures power transformers (72.5 to 800 kilovolts) for utility, transportation and industrial customers, as well as transformer components such as bushings and tap changers. The business area also produces insulation material. Transformers are typically used for power transmission and distribution systems, such as in large substations. Generator transformers are used in power generation when it is necessary to increase power voltage from a power plant for long-distance transmission. Industrial transformers are mainly delivered to the steel and aluminum industry, which need their own high-voltage transformers and substations on-site to service their heavy electricity requirements. Finally, the business area produces traction transformers used in electric locomotives. Customers in the components business come both from the transformer and electrical motor industry. The business area also provides a wide range of transformer service and retrofit solutions for utilities and industry customers.

    DISTRIBUTION TRANSFORMERS

    The Distribution Transformers business area manufactures distribution transformers for use in industrial facilities, commercial buildings and utility distribution networks to step down electrical voltage to the levels needed by end users. The business area manufactures and sells a full range of power distribution transformers (up to 72.5 kilovolts), including oil-type, dry-type and special application distribution transformers. Although oil-type transformers are more commonly used, demand for dry-type transformers is growing because they minimize fire hazards and have applications in high-density office buildings, windmills, offshore drilling platforms, naval vessels and high-volume industrial plants.

    CUSTOMERS

    The Power Technologies division's principal customers are electric, gas and water utilities, owners and operators of power transmission systems, utilities that own or operate networks and owners and operators of power generating plants. Other customers include gas transmission companies, local distribution companies and multi-utilities, which are involved in the transmission or distribution of more than one commodity. The division also serves industrial and commercial customers, such as operators of large commercial buildings and heavy industrial plants. In 2002, the division's ten largest customers accounted for approximately 17% of its business volume, and its 40 largest customers accounted for approximately 24% of its business volume.

    GEOGRAPHIC MARKETS

    The following table sets forth the proportion of Power Technologies division's third-party revenues derived from each geographic region (based on the location of the customer) in which the ABB Group operates:

                                                                    YEAR ENDED
                                                                   DECEMBER 31,
                                                              -----------------------
                                                                2002           2001
                                                              --------       --------
                                                                        (%)
Europe......................................................     34             36
The Americas................................................     33             35
Asia........................................................     20             17
Middle East and Africa......................................     13             12
                                                                ---            ---
TOTAL.......................................................    100            100
                                                                ===            ===

    SALES AND MARKETING

    The Power Technologies division sells its products individually through its four product business areas and as parts of larger systems through its two engineering business areas. Most product sales are made through the division's own direct sales force, which is enhanced by industrial representatives and agents where appropriate. Direct sales account for about 75% of the division's total product sales, and sales through external channel partners, such as wholesalers, distributors and OEMs, account for the remaining 25%. Sales in the engineering business areas are handled primarily by the division's specialized sales engineering teams, although the division uses system integrators and other third-party sellers from time to time.

    COMPETITION

    On a global basis, the Power Technologies division's principal competitors are ALSTOM, Schneider and Siemens. In the distribution transformers market, the division also competes with companies such as Cooper Cameron and Howard Industries. In the utility automation area, the division's principal competitors are ALSTOM, Emerson, GE Harris, Honeywell, Invensys and Siemens.

    RESEARCH AND DEVELOPMENT

    Research and development expenses for the Power Technologies division amounted to approximately $166 million for 2002. The division's research and development activities in 2002 primarily related to streamlining product portfolios in all business areas. The aim is to increase product standardization and thus improve the efficiency of our design, supply, manufacturing, sales and distribution functions. Related research has focused on technologies that enable faster production cycles, mainly in the areas of new materials, design and Industrial IT tools. In the Utility Automation Systems business area, research continued to focus on the standardization of controls and protection systems, with the goal of reducing costs in the production of substation automation systems, power plant controls and SCADA systems.

    CAPITAL EXPENDITURES

    The Power Technologies division's capital expenditures for property, plant and equipment were $117 million in 2002. Principal investments in 2002 included investments to replace existing equipment, particularly in Europe and the United States, mainly in the High-Voltage and the Distribution Transformers business areas.

AUTOMATION TECHNOLOGIES DIVISION

    OVERVIEW

    The Automation Technologies division provides products, systems, software and services for the automation and optimization of industrial and commercial processes. Key technologies include measurement and control, instrumentation, process analysis, drives and motors, power electronics, robots and low-voltage products. This division had approximately 150 manufacturing, software and application centers and 56,600 employees as of January 1, 2003.

    We are a recognized market leader in our core automation products and systems, with particular strength in process automation systems (including supervisory control and data acquisition, or SCADA, systems), quality control systems, advanced robotics, process instrumentation (including analytical measurement devices) and alternating current, or AC, drives.

    The Automation Technologies division offers its products, both as separately sold devices and as part of a total automation system, through three product-based business areas and three industry-based business areas, as discussed below. Stand-alone products, often sold in cooperation with channel partners such as distributors, wholesalers and OEMs, account for approximately 60% of the division's sales volumes. Systems sales account for about 20% of total division revenues, and our service business accounts for the remaining 20% of division revenues. The division focuses on developing synergies and efficiencies among its business areas, such as common marketing, software re-use and streamlined geographic sales and service networks.

    AUTOMATION INDUSTRY BACKGROUND

    Our customers use automation technologies primarily to improve product quality, productivity and consistency in industrial and manufacturing applications. The automation market can be divided into three sectors:

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

    - FACTORY AUTOMATION refers to discrete operations which manufacture individual items used mainly within the automotive, packaging and consumer goods industries. Product lines for this market include robots and robot cells, which include standardized and tailored systems for discrete applications such as painting, picking, packing, palletizing, welding and assembly. This division provides a comprehensive set of systems using these technologies, including application-specific software and configuration tools.

    - BUILDING AUTOMATION comprises product lines and applications particularly targeted at the building industry. Product lines for this market include a wide range of low-voltage products for control of climate, lighting and security, as well as software for optimal management of the energy cost of buildings.

    The Automation Technologies division manufactures products and systems relating to all three sectors, primarily focusing on process automation products and systems, as well as robotics technologies for factory automation. The division provides to its customers the full range of ABB's products on a stand-alone basis, or as part of systems involving conceptual design, detailed engineering, project management, installation and commissioning, as well as after-sales services and system optimization during the full life span of the system.

    The Automation Technologies division product range has been enhanced through a number of strategic acquisitions in recent years. In early 1999, ABB acquired Elsag Bailey Process Automation, a leading global provider of control, instrumentation and process analytical products whose offering significantly extended our reach both in terms of automation technology and geography. In mid-2001, we acquired Entrelec, a French supplier of industrial automation and control products, including electrical connecting devices, time relays, signaling and safety devices and wiring accessories for the housing market. This acquisition further diversified our product range and expanded our customer base in European and American markets.

    In mid-2001, this division entered into a ten-year strategic alliance with The Dow Chemical Company ("Dow") in which Dow agreed to use our Industrial IT automation systems in nearly all of its new automation projects, as well as in retrofits of existing systems. Another significant strategic cooperation was forged in 2001 through a framework agreement with the original equipment manufacturer York International (United States), a long-time customer, for simplified account service, pricing and joint development spanning multiple product lines. In late 2002, the division was awarded two contracts for long-term asset management services totaling more than $130 million at papermaker Carter Holt Harvey Limited (New Zealand) and petrochemical leader ENI Group (Italy). The division has similar strategic relationships with nearly 100 customers, and has been successful in expanding the scope of such agreements over time to cover additional ABB products and services.

    Our customers are increasingly under pressure to deliver their products more quickly to their customers and to respond rapidly to changing customer preferences. At the same time, constant price pressure requires them to find ways to decrease production costs. Furthermore, as the quality of products becomes more equalized among our customers' competitors, our customers increasingly focus on design and branding to distinguish their products from those of their competitors. This change in focus means that much of the manufacturing and production activities are outsourced to sub-suppliers, which may manufacture products for a number of different companies in a given industry. The consolidation in the manufacturing role enables the sub-suppliers to provide products at a lower cost and presents further opportunities for ABB to provide flexible solutions for automation.

    BUSINESS AREAS

    The following table sets forth the approximate amount of the Automation Technologies division's revenue generated in 2002 by each of the business areas in the division:

                                                                 PROPORTION OF
BUSINESS AREA                                                 DIVISION REVENUES(1)
-------------                                                 --------------------
Low-Voltage Products and Instruments........................         28%
Paper, Minerals, Marine and Turbocharging...................         22%
Drives and Motors...........................................         16%
Robotics, Automotive and Manufacturing......................         14%
Petroleum, Chemical and Consumer............................         13%
Control Platform and Enterprise Products....................          7%

------------------------
(1)  Based on estimated 2002 figures for our core divisions.

    The Automation Technologies division offers its products, both as separately sold devices and as part of complete automation systems, through three product-based business areas (Low-Voltage Products and Instruments; Drives and Motors; and Control Platform and Enterprise Products) and three industry-based business areas (Paper, Minerals, Marine and Turbocharging; Robotics, Automotive and Manufacturing; and Petroleum, Chemical and Consumer).

    LOW-VOLTAGE PRODUCTS AND INSTRUMENTS

    The Low-Voltage Products and Instruments business area manufactures circuit breakers, controls, switches and fuse gear that are used in industrial electrical applications to protect, switch and control industrial equipment. In addition, our acquisition of Entrelec provided us with a range of connectors, terminal blocks and protection and monitoring devices that are used primarily in industrial applications.

    Customers increasingly require low-voltage products with built-in intelligence, self-regulation and energy efficiency capabilities. To meet these requirements, we have recently launched several new product families for motor protection, monitoring and communications via advanced electronic sensing and feedback systems to control power distribution to industrial motors.

    This business area also makes line protection products, wiring accessories and enclosures and cable systems that are primarily used for control and protection in building installations. It also produces European Installation Bus/Powernet systems, which integrate and automate a building's electrical installations, ventilation, security and data communication networks. Although it provides low-voltage products and systems for building automation, this business area is not involved in the execution of building system projects and installations (which is the business of the non-core Building Systems business area).

    The process instrumentation products manufactured by this business area interact with the division's Open Control System products and include products for the measurement of process variables such as pressure, temperature, volume and flow. The increasing sophistication of many process automation systems often requires thousands of measurement points for such variables. These instrumentation products are sold separately or in combination with control systems. The various analytical measurement devices produced by this business area form an important part of instrumentation and control systems. These devices measure chemical characteristics while process instrumentation products measure physical characteristics. This business area's analytical product offerings include gas analyzers, chromatographs, spectrometers and paper quality control systems, which perform either sample-based or continuous measurement of properties such as chemical or physical composition (for example, the water and fiber content of paper or the composition of gas), energy content and environmental emissions. These products are sold separately or through the end-user business areas as part of complete systems.

    PAPER, MINERALS, MARINE AND TURBOCHARGING

    The Automation Technologies division's product offerings for the pulp and paper industries include quality control systems for pulp and paper mills, control systems, drive systems, on-line sensors, actuators and field instruments. On-line sensors measure product properties, such as weight, thickness, color, brightness, moisture content and additive content. Actuators allow the customer to make automatic adjustments during the production process to improve the quality and consistency of the product. Field instruments measure properties of the process, such as flow rate, chemical content and temperature.

    We increasingly package our products with sophisticated software applications that link the production process to the customer's business planning functions. In this way, we can improve our customer's ability to plan and schedule the utilization and output from the mill which, in turn, enhances our customer's ability to meet its commercial objectives.

    We offer our customers in the metals and minerals industries specialized products and services, as well as total production systems. We design, plan, engineer, supply, erect and commission electric equipment, drives, motors and equipment for automation and supervisory control within a variety of areas including mining, mineral handling, aluminum smelting, hot and cold steel applications and cement production.

    In the marine field, we provide global shipbuilders with power and automation technologies for luxury cruise liners, ferries, tankers, offshore oil rigs and special purpose vessels. We design, engineer, build, supply and commission electrical systems and software for marine power generation, power distribution and diesel electric propulsion, as well as turbochargers to improve efficiency for diesel and gasoline engines. The main markets for these products and services are manufacturers of vessels within the oil and gas upstream industries (such as exploration/production and shuttle transport) and the cruise and ferry industries. An example of our innovation within the area of marine propulsion is the Azipod-Registered Trademark- (azimuthing podded) propulsion system, which we developed in a joint venture with leading shipbuilders. The Azipod-Registered Trademark- system improves vessel maneuverability at low speeds, resulting in faster docking and embarkation, lower operating costs and increased vessel capacity. In 2001, we introduced a Compact
Azipod-Registered Trademark- product for use on smaller vessels. In addition to their marine uses, ABB turbochargers are used in various heavy-equipment applications such as construction.

    DRIVES AND MOTORS

    The Drives and Motors business area focuses on the ongoing development of low-voltage and medium-voltage AC drive products and systems for industrial, commercial and residential applications. Drives provide motion and torque while adding control and efficiency to equipment such as fans, pumps, compressors, conveyors, kilns, centrifuges, mixers, hoists, cranes, extruders, printing machinery and textile machines. Our drives are used in the building automation, marine, power, transportation and manufacturing industries, among others.

    The Drives and Motors business area also produces a range of power electronics products. It produces static excitation and synchronizing systems that provide stability for power stations, as well as high power rectifiers that convert AC power to DC power for very high-amperage applications such as furnaces in zinc plants and aluminum and magnesium smelters. The business area also manufactures frequency converters that use state-of-the-art semiconductor technology to convert electrical power into the type and frequency required by individual customers.

    In addition, this business area supplies a comprehensive range of electrical motors and generators, including high-efficiency motors that conform to leading environmental and efficiency standards. Efficiency is an important criterion for selection by customers, because electric motors account for nearly two-thirds of the electricity consumed by industrial plants. This business area manufactures synchronous motors for the most demanding applications and a full range of low and high-voltage induction motors.

    ROBOTICS, AUTOMOTIVE AND MANUFACTURING

    The Robotics, Automotive and Manufacturing business area develops and manufactures industrial robots and related equipment for the automotive industry and other manufacturing industries. This business area designs, installs and commissions automation systems for customers in the automotive industry and their sub-suppliers, incorporating software developed by its engineers into its range of products, as well as those manufactured by the Power Technologies division. The products and systems are used in such areas as press shop, body shop, paint shop, power train assembly, trim and final assembly.

    In addition to serving the automotive industry, this business area provides complete production automation systems for industry segments ranging from metal and glass fabrication to telecommunications. Manufacturers use our flexible automation and advanced robotics products for applications involving multiple tasks such as welding, material handling, painting, picking, packing and palletizing. For example, we provide painting systems for mobile phones, as well as robot cells to produce base stations for telecom companies. This business area incorporates software developed by its engineers into its automation products and the power products manufactured by the Power Technologies division to maximize energy efficiency and provide a secure power supply for manufacturing lines. Our services include design and project management, engineering, installation, training and life-cycle care of the complete production line.

    PETROLEUM, CHEMICAL AND CONSUMER

    The Petroleum, Chemical and Consumer business area supplies application-specific equipment and systems to the fine chemical, food and beverage, pharmaceutical, oil and gas, personal care, and agriculture milling industries. Its product portfolio includes control systems, instruments and analytic devices, safety systems, drives and motors. In the petroleum sector, it provides onshore, offshore and subsea production technology, gas gathering and processing, refining, transportation and distribution applications. In the pharmaceuticals and fine chemicals areas, the business area provides software and solutions for applications including manufacturing, packaging, quality control and compliance with regulatory agencies. Like other end-user business areas, it also offers full-service contracts, in which it takes over in-house maintenance activities for customers and applies strategies to reduce overall maintenance costs and helps optimize these investments.

    CONTROL PLATFORM AND ENTERPRISE PRODUCTS

    The Control Platform and Enterprise Products business area develops, markets and sells control products and systems within the Industrial IT architecture. The business area emphasizes Open Control Systems, including batch control systems, supervisory control and data acquisition systems, and, to a lesser but increasing extent, programmable logic controls ("PLCs") and remote terminal units ("RTUs"). Control systems are the hubs that link instrumentation, devices and systems for control and supervision of an industrial process. One primary advantage of using products and systems that conform to the Industrial IT architecture (which we refer to as Industrial IT Control Systems) instead of traditional Open Control Systems is that information is rendered accessible by parties across an organization at any point in the manufacturing process.

    Control systems also enable customers to integrate their production systems with their enterprise, resource and planning systems thereby providing a link to their ordering, billing and shipping processes. This linkage, combined with the connection of our Industrial IT Control Systems to field instrumentation and automation power products, allows customers to manage their entire manufacturing and business process based on instantaneous access to useful information. Additionally, this coordination allows customers to employ information received from instrumentation and measurement products to increase production efficiency, optimize their assets and reduce environmental waste. These features of Industrial IT Control Systems enable customers to react quickly to changing circumstances based on accurate information while decreasing the possibility of errors, human or otherwise.

    The Control Platform and Enterprise Products business area also offers batch control and supervisory control and data acquisition systems. Batch control systems control the production of a variety of products in shorter runs, such as certain pharmaceuticals. Supervisory control and data acquisition systems are used to collect and manage data over wide areas or long distances such as those involved in operating electric power networks.

    This business area also provides a comprehensive range of force measurement products designed to improve control, productivity and quality in a wide variety of processes. These products measure flatness, roll force, strip and web tension, strip width, position and torque. These technologies are sold to the metal fabrication, paper and other industries.

    CUSTOMERS

    The Automation Technologies division's end customers are primarily companies in the chemical, life sciences (pharmaceuticals), automotive, marine, turbocharging, metals, minerals, mining, cement, paper, petroleum, food and beverage and printing industries. In each of these industries, we sell both through direct sales forces as well as through third-party channels, such as distributors, wholesalers, installers and OEMs.

    GEOGRAPHIC MARKETS

    The following table sets forth the proportion of Automation Technologies division's third-party revenues derived from each geographic region (based on the location of the customer) in which the ABB Group operates:

                                                                    YEAR ENDED
                                                                   DECEMBER 31,
                                                              -----------------------
                                                                2002           2001
                                                              --------       --------
                                                                        (%)
Europe......................................................     63             62
The Americas................................................     19             22
Asia........................................................     14             13
Middle East and Africa......................................      4              3
                                                                ---            ---
TOTAL.......................................................    100            100
                                                                ===            ===

    SALES AND MARKETING

    In each of the Automation Technologies division's business areas, sales are made both through direct sales forces as well as through third-party channel partners, such as distributors, wholesalers, installers and OEMs. The proportion of direct sales compared to channel partner sales varies among the different industries, product technologies and geographic markets. For the division as a whole, approximately 40% of products are sold through channel partners, with the remainder sold through the division's own direct sales channels.

    COMPETITION

    The Automation Technologies division's principal competitors vary by product line but include Emerson, General Electric, Honeywell, Invensys, Metso Automation Inc., Rockwell Automation, Inc., Siemens, Voith AG, Aspen Technologies, Inc. and Yokogawa Electric Corporation.

    RESEARCH AND DEVELOPMENT

    Research and development expenses for the Automation Technologies division amounted to approximately $283 million for 2002.

    An important focus of the division's research programs is the group-wide commitment to Industrial IT. The Automation Technologies division is responsible for the development of the Industrial IT platform architecture and the base Industrial IT control products and systems. As a result, the division's research is heavily focused on intelligent, "information enabled" products and devices that may be integrated easily to provide better access to real-time information across the business enterprise. Increasing "productization" of automation technologies is intended to yield a growing portfolio of reusable building blocks that may be easily deployed and bundled by customers, channel partners and the division itself.

    CAPITAL EXPENDITURES

    The Automation Technologies division's capital expenditures for property, plant and equipment were $133 million in 2002. Principal investments in 2002 were primarily related to ordinary course purchases of machinery and equipment.

NON-CORE ACTIVITIES

    Following is a description of our principal businesses in the Non-Core Activities division.

    INSURANCE

    Our Insurance business area provides international reinsurance and insurance underwriting through Sirius International and specialized primary insurance in the United States through Sirius America. In reinsurance, the reinsurer, in return for a premium payment, provides coverage to a primary insurance company for all or a specific portion of the primary insurer's obligation to its customer. The business area's brokerage companies, Komposit in Germany and ABB Insurance Brokers in Switzerland, provide services to ABB companies and third-party clients. Our network of branches and local companies comprises locations in Sweden, Germany, Belgium, Switzerland, Singapore and the United States.

    An important and growing part of the reinsurance portfolio is the excess of loss accounts, mainly in the property, marine, aviation, oil and energy sectors. This type of insurance provides coverage against all or a specified portion of losses on underlying insurance contracts to the extent they exceed an agreed level of losses.

    The Financial Risks unit applies sophisticated techniques to handling risk in commercial contracts, export projects and other complex risks within a company's operations. For example, the unit structures, prices and underwrites certain credit risk portfolios, whose benefit can include increased return on capital for customers. It also structures insurance and reinsurance deals for reinsurance customers.

    Investment income is a substantial component of this business area's results. We pursue prudent policies in managing our own funds and cooperate with investment managers to maximize returns within set guidelines.

    We determine our insurance liability based on reports from primary insurers that we reinsure and underwriting associations, as well as on our management's, including in-house actuaries', estimates. These estimates include incurred but not reported losses, salvage and subrogation recoveries. We seek to reduce the loss from our underwriting liabilities by reinsuring certain levels of risks with other insurance enterprises or reinsurers. We use recoverable amounts to cover both our paid and unpaid losses. We estimate these recoverable amounts in a manner consistent with the claim liability associated with the relevant reinsurance policy. Contracts where it is not reasonably possible that the reinsurer may realize a significant loss from the insurance risk generally do not meet the conditions for reinsurance accounting and are recorded as deposits.

    Provisions for unearned premiums and claims are calculated on a pro rata or more conservative basis over the period for which coverage is provided.

    Expected trends of frequency, severity and other factors inherent in the loss reserve estimates can vary significantly as claims are settled. Accordingly, ultimate losses may materially differ from the amounts we have currently provided for.

    The following table sets forth a reconciliation of the beginning and ending gross liability for unpaid claims and claim expenses and a reconciliation of the gross liability to the corresponding net liability:

                                                                     YEAR ENDED DECEMBER 31,
                                                              --------------------------------------
                                                                2002           2001           2000
                                                              --------       --------       --------
                                                                         ($ IN MILLIONS)
Net liability, beginning of year............................   1,729            937            814
Reinsurance recoverable, beginning of year..................     324            268            254
                                                               -----          -----          -----
Gross liability, beginning of year..........................   2,053          1,205          1,068

Gross incurred claims and claim expenses related to:
Current year................................................     326            466            402
Prior years.................................................     221            638            (19)
                                                               -----          -----          -----
Total.......................................................     547          1,104            383

Gross payments for claims and claim expenses related to:
Current year................................................      42             64             71
Prior years.................................................     691            417            184
                                                               -----          -----          -----
Total.......................................................     733            481            255

Other.......................................................     100            225              9

Gross liability, end of year................................   1,967          2,053          1,205
Reinsurance recoverable, end of year........................     337            324            268
                                                               -----          -----          -----
Net liability, end of year..................................   1,630          1,729            937
                                                               =====          =====          =====

    Prior to 2001, we presented a portion of our insurance reserves on a discounted basis, which estimated the present value of funds required to pay losses at future dates. During 2001, the timing and amount of claims payments being ceded to us in respect of prior years' finite risk reinsurance contracts changed and could not be reliably determined at December 31, 2001. Therefore, we did not discount our loss reserves, resulting in a charge to losses and loss adjustment expenses in 2001 of $295 million, which is disclosed in the "Other" line item above. We believe that this variability in ceded loss payments will preclude us from discounting our loss reserves in the future until reliably determinable amounts and timing of these payments can be re-established. Accordingly, as of December 31, 2002 and 2001, the insurance reserves have not been presented on a discounted basis.

    In 2001, the gross liability for unpaid claims and claim expenses included $138 million for underwriting losses, of which $48 million were related to expected claims due to the events of September 11, 2001. Other severe losses in 2001 included losses relating to the Petrobras oil rig, the Toulouse chemicals factory explosion, Texas storms, the Sri Lanka aircraft attacks, a Seattle earthquake, Taiwan floods and certain satellite failures.

    As we conduct our business in multiple currencies, we continuously evaluate currency risk and use derivatives such as currency forward contracts to reduce the currency risk. Currency translation is included in "Other" in the table above and represents the majority of amounts in this line item with the exception of the $295 million adjustment for discounting of our loss reserves, discussed above.

    The following information presents the development of the estimated year-end liability for unpaid claims and claim adjustment expenses for the four years prior to 2002. Sufficient data is only available for periods subsequent to 1997, as certain acquisitions and substantial changes to our Insurance business systems prevent us from obtaining reliable information prior to 1998.

    The first line of the table reflects our estimated liability for unpaid claims and claim adjustment expenses recorded at the balance sheet date for each of the indicated years. This liability represents the estimated amount of losses and loss adjustment expenses for claims arising in all prior years that are unpaid at the balance sheet date, including estimated losses that had been incurred but not yet reported to us.

    The amounts following the first line of the table reflect the re-estimated amount of the previously recorded liability based on experience as of the end of the succeeding year. The estimate may change as additional information becomes available related to claims in any individual year. These changes are reflected in our operating results in the year the estimate is changed. The "Cumulative gross deficiency (redundancy)" line below represents the aggregate change in the reserve estimates from the original balance sheet dates through December 31, 2002. The amounts shown are cumulative in nature. For example, a deficiency recognized in 2002 relating to losses incurred prior to December 31, 1998 would be included in the cumulative deficiency amount for each year in the period 1998 through 2002. However, the deficiency would be reflected only in our 2002 operating results.

    The next section of the table reflects the cumulative amount paid with respect to the re-estimated liability as of the end of each succeeding year. The last section of the table reflects the gross liability, reinsurance recoverable and net liability recorded at each year-end. The difference between the gross liability and re-estimated gross liability represents the "Cumulative gross deficiency (redundancy)."

                                                                        YEAR ENDED DECEMBER 31,
                                                          ----------------------------------------------------
                                                            1998       1999       2000       2001       2002
                                                          --------   --------   --------   --------   --------
                                                                            ($ IN MILLIONS)
Gross liability for unpaid claims and claim adjustment
  expenses..............................................    731       1,068      1,205      2,053      1,967

Gross liability re-estimated as of:
One year later..........................................    624         844      1,650      1,887         --
Two years later.........................................    602       1,083      1,597         --         --
Three years later.......................................    611         998         --         --         --
Four years later........................................    648          --         --         --         --
Cumulative gross deficiency (redundancy)................    (83)        (70)       391       (166)        --

Cumulative amount of gross liability paid as of:
One year later..........................................    184         212        447        622         --
Two years later.........................................    218         488        861         --         --
Three years later.......................................    352         707         --         --         --
Four years later........................................    482          --         --         --         --

Gross liability, end of year............................    731       1,068      1,205      2,053      1,967
Reinsurance recoverable, end of year....................    161         254        268        324        337
                                                            ---       -----      -----      -----      -----
Net liability, end of year..............................    570         814        937      1,729      1,630

Re-estimated gross liability............................    648         998      1,597      1,887         --
Cumulative gross deficiency (redundancy)................    (83)        (70)       391       (166)        --

    EQUITY VENTURES

    Our Equity Ventures business area develops, owns and operates infrastructure projects in various countries. Equity Ventures originally focused its investment activities on independent power projects because it provided business opportunities for ABB's former power generation division. Subsequent projects also were selected primarily to develop opportunities to sell ABB equipment and systems. Therefore, the Equity Ventures portfolio reflects some of the businesses in which ABB was engaged when the investments were made. At the end of 2002, Equity Ventures' portfolio consisted of investments in eight power generation projects, one power transmission system and two airports. We have investments in the form of equity, subordinated debt and shareholder loans in these projects. A team of commercial, financial, technical and legal specialists manages this portfolio of investments. The total value of our investments in these projects at the end of 2002 was approximately $670 million. We currently have commitments to invest approximately $45 million further in three of the projects in our current portfolio. Our Equity Ventures business area is not pursuing further project development or additional investments, as we have determined to sell this business.

    STRUCTURED FINANCE

    Structured Finance provides financing, including export, trade and project financing and asset-based leasing and lending.

    ABB Export Bank, a Swiss commercial bank with extensive experience in export, trade and project finance, is part of the Structured Finance business area. It arranges export, trade and project financing. Backed by national export credit agencies or bilateral and multilateral institutions such as the World Bank, ABB Export Bank lends money to buyers in various countries, in all currencies accepted by the agency involved. In support of ABB equipment supply, ABB Export Bank has financed exports from most countries with an ABB manufacturing base, using those countries' export credit agencies.

    We sold our 35% interest in Swedish Export Credit Corporation to the Government of Sweden, the owner of the remaining 65% share, on June 30, 2003. For more information, see "--Recent Developments and Significant Transactions--Significant Divestitures." Swedish Export Credit Corporation, with assets of approximately $15 billion, specializes in long-term export finance to sectors such as telecommunications, automotive, transportation, energy, and process industries like pulp and paper and petrochemicals. We also have determined to sell the remaining businesses in Structured Finance.

    BUILDING SYSTEMS

    The Building Systems business area designs, builds and maintains complete installations for industrial, infrastructure and commercial facilities, integrating products manufactured by the Power Technologies and Automation Technologies divisions, as well as those from third-party suppliers.

    Customers increasingly demand complete systems and related applications that cover a wide range of essential functions, from lighting and ventilation systems to monitoring, control and communication systems that ensure the most efficient use of electricity throughout an entire building. This business area has developed a "Total Technical Solutions" concept that bundles together electrical, mechanical and other technical installations, eliminating the need to coordinate the work of several suppliers, with specific applications for facilities with high technical content such as arenas, hospitals, data centers and "clean rooms." Building Systems incorporates software and voice and data communications networks into building systems that monitor their own performance to achieve the best balance between energy consumption on the one hand and comfort and security on the other.

    We have determined to sell our Building Systems business.

    NEW VENTURES

    New Ventures was established in 2001 as a "fast lane" business incubator that would strengthen the ABB Group by finding, developing and investing in new business opportunities, both inside and outside the company. It has three investment arms--the Industrial IT Venture Fund and Operational Ventures, which focus on investment opportunities outside the company, and Innovisions, which focuses on opportunities within the ABB Group. It is involved in providing both seed funding for start-ups and growth funding for mature businesses. It also directly manages several majority-owned companies. We have determined to sell the businesses comprising New Ventures.

    CUSTOMER SERVICE

    Our Customer Service operations consist of overhaul, repair and rewinding of rotating machine products manufactured by the Automation Technologies division, as well as those from third-party suppliers.

    Customers are increasingly outsourcing their service activities. With respect to rotating machines, our service offering has evolved from single rotating machine repair to responsibility for complete machine parks. ABB workshops have developed a "Total Motor Management" concept that bundles together all services of electrical, mechanical and other technical aspects, eliminating the customer's need to coordinate the work of several service providers.

    GROUP PROCESSES

    Group Processes was formed as a business division in January 2001 to drive growth and cut costs by establishing common working processes and a common IT infrastructure for the entire ABB Group. The areas of focus included supply and demand chain management, project management, financial processes, internal auditing, quality control and marketing and sales. The division also provided shared services in areas such as accounting and payroll and training through local services centers in many countries. The division also provided IT infrastructure services and applications support.

    The division was dissolved in October 2002 and many of its responsibilities were moved into the core divisions to more closely link them to those businesses. The financial processes, internal auditing and shared services activities were moved into the Group's finance function, under the auspices of our chief financial officer. The IT operations were moved into the newly created office of the chief information officer as of February 2003.

    LOGISTIC SYSTEMS

    The Logistic Systems business area provides information technology packages and automation services to airports for baggage and material handling and air traffic management, as well as turnkey electromechanical systems and airfield lighting systems. It provides power and automation systems for crane manufacturers for container terminals and harbors. This business area also delivers software and automation systems to optimize the flow of inventory in warehouses, from receiving to shipping.

CORPORATE

    Our corporate activities comprise headquarters and stewardship, research and development, our Financial Advisory business and other activities.

    Headquarters and stewardship activities include the operations of our head office in Zurich, Switzerland, and the corresponding local Group holding companies in approximately 65 countries. These operations cover staff functions with group-wide responsibilities, such as finance and controlling, audit, tax, legal affairs, communications and human resources. Management costs associated with the core divisions are not included in this item.

    We made a strategic decision to transform the Financial Advisory business, a part of Structured Finance that was not sold to GE Capital, into a newly created ABB Group function, effective from the beginning of October 2002. Since then, the Financial Advisory business has been part of the Group's Corporate activities. The Financial Advisory business acts as a service center to provide advice to the Power Technologies and Automation Technologies with respect to arranging financing for customer projects. The objective of the Financial Advisory business is to enable the core divisions to increase sales and to manage project-related financial risks.

    Other activities include our real estate, treasury services and consolidation operations. Our real estate operations manage the Group's portfolio of land and buildings. The ongoing focus of these activities is to sell these assets where feasible and lease them back to local ABB companies. Treasury services were previously operated on a for-profit basis in the former Financial Services division. Since the end of 2002, however, these activities have focused on internal ABB treasury activities only and operate as a cost center. Consolidation covers the elimination of earnings from certain intra-Group transactions.

                            DISCONTINUED OPERATIONS

OVERVIEW

    We have adopted, with effect from January 1, 2002, Statement of Financial Accounting Standards No. 144 ("SFAS 144"), ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG LIVED ASSETS. SFAS 144 broadened the presentation of discontinued operations to include disposal transactions involving less than an entire reporting segment, if certain criteria are met. The purpose of SFAS 144 was to allow for historically comparable data to be available to investors without the distortions created by divestments or operation abandonments, thereby improving the predictive value of financial statements.

    The following businesses are included in our Consolidated Financial Statements as discontinued operations:

    - All of our Oil, Gas and Petrochemicals business, which is discussed in detail below. We intend to sell this business in 2003.

    - The majority of our Structured Finance business, which we sold to GE Capital in November 2002. This business provided debt capital for projects and equipment, and asset-based financing (such as leasing).

    - Our Metering business, which we sold to Ruhrgas Industries GmbH in December 2002. This business produced electricity, water, energy and gas meters, metering systems and load control systems.

    - A number of other businesses sold in 2002 including: the components business of ABB Trasmissione and Distribuzione S.p.A (Italy), which was sold to EB Rebosio S.r.l.; Energy Information Systems Ltd of the United Kingdom, which was sold to ALSTOM; and the ABB Drying Business (a division of ABB Inc. comprising a number of legal entities), which was sold to Andritz AB and Andritz Ltd.

    - Various abandoned businesses for which a buyer could not be found.

OIL, GAS AND PETROCHEMICALS

    OVERVIEW

    Our Oil, Gas and Petrochemicals business supplies a comprehensive range of products, systems and services to the global oil, gas and petrochemicals industries, from the development of onshore and offshore exploration technologies to the design and supply of production facilities, refineries and petrochemicals plants.

    The oil, gas and petrochemicals industry is typically divided into two markets:

    - UPSTREAM MARKETS: Equipment, systems and services for onshore and offshore oil and gas exploration and production, including our areas of principal focus: subsea production, floating production systems and modification and maintenance.

    - DOWNSTREAM MARKETS: Processing of hydrocarbon raw materials, including refineries, petrochemical and chemical plants, gas processing and pipelines.

    Our activities in this business are relatively evenly split between the upstream market and the downstream market, although large projects may shift the balance from year to year. Our upstream business focuses principally on the modification and maintenance, subsea and floating production markets. Our activities in the downstream markets range from EPC projects, engineering and project management services to licensing of technology to the refining and petrochemical industries.

    One of the strengths of the Oil, Gas and Petrochemicals business is its research and development capabilities. Upstream, the business continues to focus on making oil and gas exploration and production more economical, no matter where the natural resources are found. Downstream, the business is improving oil and gas conversion technology so refineries can manufacture fuels to stringent environmental specifications.

    PRODUCTS AND SERVICES

    The services, products and systems of the Oil, Gas and Petrochemicals business include:

    DOWNSTREAM

    - EPC projects, such as refineries and petrochemical plants, using ABB products and products procured from third parties;

    - assembly of gas treatment and processing systems and heat transfer equipment;

    - licensing of process technologies;

    UPSTREAM

    - production and assembly of offshore production equipment, including specialized subsea equipment for production, controls and power distribution;

    - production of onshore and offshore pressure-containing equipment;

    - provision of project management and procurement services; and

    - modification and maintenance services for both offshore and onshore facilities.

    In the upstream market, the division is a global producer of equipment and services for oil and gas exploration and production.

    The division designs and manufactures subsea oil and gas production equipment for conventional subsea development as well as for deep waters. It offers a broad range of services, with particular expertise in offshore production, including:

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

    In the downstream market, the Oil, Gas and Petrochemicals business is a full service engineering company. In addition to expertise in EPC projects, it licenses approximately 50 process technologies in the refining, chemical, petrochemical and polymer fields. It has particular expertise in ethylene process technologies through ABB Lummus Global, which is part of the ABB Group. Ethylene is used as a raw material in a wide variety of plastics. It also provides modernization and maintenance services for refining and petrochemical facilities in the downstream market.

    Contracts for the Oil, Gas and Petrochemicals business's products and projects in both the upstream and downstream markets include both turnkey contracts and contracts providing for reimbursement of design, procurement, project management, construction management and commissioning. The business seeks to integrate its planning and project management expertise with the equipment that it produces, particularly in the turnkey EPC projects.

    The Oil, Gas and Petrochemicals business is also active in the design and fabrication of a wide variety of gas treatment systems. It produces equipment that cleanses (tail gas clean-up) and neutralizes (acid gas sweetening) the hazardous components of gasses that result from the petrochemical refining process before those gasses are released into the atmosphere. Its services in this area and in the area of gas processing for producing products such as ethylene and propane include project definition, installation, training and technical assistance.

    CUSTOMERS

    The Oil, Gas and Petrochemicals business serves a range of customers, including multinational integrated oil and gas companies, independent local and regional oil companies, national (I.E., state-owned) oil companies, drilling contractors, engineering contractors, independent exploration and production companies and petrochemical companies.

    SALES AND MARKETING

    All sales and distribution activities of the Oil, Gas and Petrochemicals business, in both upstream and downstream oil and gas markets, are handled directly through dedicated sales forces with respect to both product and project sales.

    COMPETITION

    The Oil, Gas and Petrochemicals division's competitors include the following:

UPSTREAM MARKET                          DOWNSTREAM MARKET
---------------                          -----------------
- Cooper Cameron                         - Bechtel Group
- FMC Technologies                       - Fluor
- Halliburton                            - Foster Wheeler Corporation
- Aker Kvaerner                          - Haldor Topsoe A/S
- Technip-Coflexip                       - Institut Francais du Petrol (IFP)
                                         - Kellog Brown & Root (a unit of
                                           Halliburton)
                                         - Snamprogetti S.p.A.
                                         - Technip-Coflexip
                                         - UOP LLP

    RESEARCH AND DEVELOPMENT

    Research and development expenses for the Oil, Gas and Petrochemicals division amounted to approximately $46 million for 2002. On the downstream side, key research and development activities included completion of a demonstration unit at the Tianjin Petrochemical Complex in China for catalytic hydrogenation distillation technology used to produce ethylene, propylene and hexene 1. Research was also carried out in ultra-large pore catalysts used in chemical processing, development of polypropylene resins, improved refinery processes and cracking technology used to create petrochemical products from hydrocarbon resources.

    On the upstream side, key research areas included remote control of subsea oil and natural gas extraction in hostile environments, technology for installing and operating subsea systems in water depths up to 3,000 meters and specialized "tension leg" floating systems for deep water oil exploration in benign environments and small oil fields that require cost-effective resource recovery systems.

    CAPITAL EXPENDITURES

    The Oil, Gas and Petrochemicals division's capital expenditures for property, plant and equipment were $34 million in 2002. The capital expenditures during this period related primarily to purchases of machinery and equipment in the United States, Great Britain, Italy and Norway.

                              CAPITAL EXPENDITURES

    Total capital expenditures for property, plant and equipment and intangible assets for the ABB Group (excluding discontinued operations) amounted to $447 million, $571 million and $439 million in 2002, 2001 and 2000, respectively. The majority of the capital expenditures in 2002 related to replacement of existing equipment and improvements in existing production and testing sites, primarily in Switzerland, Germany, the United States and Sweden. Total divestitures of property, plant and equipment amounted to $456 million, $167 million and $200 million in 2002, 2001 and 2000, respectively. Of the total divestitures in 2002, approximately $300 million related to the sale and leaseback of substantially all of our properties in Sweden.

                           SUPPLIES AND RAW MATERIALS

    We purchase a variety of raw materials for use in our production and project execution processes. The main materials used in our products, by weight, are steel, copper, aluminum, mineral oil and various plastics. We also purchase a variety of fabricated products and electronic components.

    We operate a worldwide supply chain management network with employees dedicated to this function in business areas and key countries. The supply chain management network uses the scale of the ABB Group to maximize the efficiency of supply networks. We expanded our eBusiness activities within the last two years, including e-procurement for materials and services, and further developed advanced supplier collaboration tools and a supplier information system.

    For many commodities that we purchase, including steel, fabricated copper and aluminium products and products derived from crude oil, a slowdown in global economic growth and changes in our sourcing strategy allowed us to stabilize or reduce prices for these commodities in 2002 compared to 2001. In the United States, however, certain tariffs led to a substantial increase in carbon steel prices, which affected several of our businesses.

    In the field of electronic components, subassemblies or fabricated products, prices decreased on average by approximately 4% in 2002 compared to 2001. Component lead times remained relatively short, with no shortages.

    There can be no assurance that our ability to obtain sufficient raw materials will not be adversely affected by unforeseen developments. In addition, the price of raw materials may vary, perhaps substantially, from year to year.

    We hedge our exposure to commodity risk arising from the changes in prices of raw materials. We manage copper and aluminum price risk using swap and forward contracts based on the London Metal Exchange price for these commodities. Our hedging policy is designed to minimize volatility and create a stable cost base for the ABB Group. Hedging has the effect of minimizing the unfavorable impact of price increases in commodities, but it also limits the favorable impact of decreasing prices. In most cases, the gains and losses derived from our commodity hedging transactions are deferred and reflected in the cost of goods sold when the underlying physical transaction takes place. In addition to using hedging to reduce our exposure to fluctuations in raw materials prices, in some cases we can reduce this risk by incorporating changes in raw materials prices into the prices of our products.

                            RESEARCH AND DEVELOPMENT

    Each year, we invest significantly in research and development. Our research and development area focuses on developing and commercializing the core technologies of our businesses that are of strategic importance to our future growth. In 2002, 2001 and 2000, we invested $550 million, $593 million and $660 million, respectively, or approximately 3.0%, 3.1% and 3.4% of annual revenues, respectively, on research and development activities. We also had expenditures of $249 million, $405 million and $555 million, respectively, or approximately 1.4%, 2.1% and 2.9%, respectively, of annual revenues in 2002, 2001 and 2000, on order-related development activities. These are customer- and project-specific development efforts that we undertake to develop or adapt equipment and systems to the unique needs of our customers in connection with specific orders or projects. Order-related development amounts are initially recorded in inventories as part of the work in progress of a contract and then are reflected in cost of sales at the time revenue is recognized in accordance with our accounting policies.

    In addition to continuous product development, and order-related engineering work, we develop future technology platforms for technology applications in our automation and power businesses in our Group research and development labs, which operate on a global basis. Through active management of our investment in research and development, we seek to maintain a balance between short-term and long-term research and development programs and optimize our return on investment.

    Our global computer network links our engineers and scientists to facilitate the exchange of ideas and foster the development of new products and systems. A significant part of our research and development activities is carried out in our nine research and development centers in the United States, Europe and Asia.

    In 2002 and 2001, we streamlined our portfolio of projects and sharpened the focus of our corporate research programs considerably. We have concentrated our research and development resources in two globally operating Group research and development laboratories, which focus on automation and power technologies, eliminating previous overlaps. In addition, we have shifted our resources toward new technologies, such as Industrial IT and wireless applications. This new focus has led to a reduction of more than 200 employees working in corporate research and development.

    We are building up new research and development activities in the United States and Asia, while moving away from research and development relating to mature technologies in Europe.

    Our two global research and development laboratories are strategically focused on two key areas of research: automation and power. They coordinate their research and link--in a fully networked, online environment--our scientists and engineers with one another, and with partner universities, research institutes and organizations.

    Recent developments include:

    - a broad campaign to implement our proprietary ABB Industrial IT architecture in all our products and systems;

    - a set of innovations relating to robots, including software for easy programming of robot applications, as well as the development of high precision robots for consumer products and manufacturing applications;

    - comprehensive software packages to serve the deregulated energy markets;

    - design optimized grids to facilitate the business processes of energy providers;

    - new products for the electrical power market to increase the efficiency, power quality and safety of the power transmission and distribution systems;

    - applications of power electronics in powerful drives for use in marine vessels, together with innovative propulsion concepts; and

    - exploration of nanotechnologies, the design of material on a molecular base, for a variety of applications in our industry as well as micro-electromechanical systems in automation and power applications.

                             PATENTS AND TRADEMARKS

    We believe that intellectual property has become as important as tangible assets for a technology group such as ABB. Over the past ten years, we have almost doubled our total number of first patent filings, and we intend to continue our aggressive approach to seeking patent protection. Currently, we have over 16,000 patent applications and registrations, of which approximately 8,000 are pending applications. In 2002, we filed patent applications for more than 500 new inventions. Based on our existing intellectual property strategy, we believe that we have adequate control over our core technologies. The "ABB" trademarks and logo are protected in all of the countries in which we operate. We aggressively defend the reputation associated with the ABB brand.

                            ENVIRONMENTAL ACTIVITIES

    Our commitment to sustainable development comprises five key elements:

    - to take part in initiatives that foster economic, environmental, social and educational development;

    - to offer our customers eco-efficient products that reduce environmental impact over their complete life cycles;

    - to share our latest technologies with developing countries;

    - to ensure that all our operations and processes comply with applicable environmental standards and legislation; and

    - to choose suppliers that have sustainability policies and systems similar to our own.

    Our research and development program includes significant efforts related to improving the environmental impact of our products and systems. Through the development and application of advanced technologies, we seek to improve the operating efficiency of our products, reduce their emissions and minimize their use of resources and energy. For example, our drive systems significantly reduce energy consumption and ensure optimum operation of customers' equipment.

    To continuously improve the environmental performance of our own operations, we are implementing environmental management systems according to the ISO 14001 standard on all our sites. We have implemented the ISO 14001 in 98% of our manufacturing facilities and service workshops (approximately 510 sites) and our environmental management program now includes operations in more than 50 countries. We also require every operating unit within the ABB Group to implement an environmental management system that aims continuously to improve its environmental performance. We are now implementing an adapted environmental management system in our non-manufacturing organizations.

    We have introduced the concept of Environmental Product Declarations to communicate the environmental performance of our core products. These describe the salient environmental aspects and impacts of a product line, viewed over its complete life cycle. Declarations are based on Life Cycle Assessment studies, created according to the international standard ISO 14025. To date, 50 declarations have been produced for major product lines, nine of which have been externally certified by agencies such as Det Norske Veritas (DNV) of Norway and the RINA Management System Certification Society in Italy.

    We have expanded the scope of our environmental reporting in recent years. In 2002, our formal reporting system covered approximately 80% of our employees. The parts of our business that are not yet covered by our reporting system have very limited environmental aspects. A total of 29 accidents were reported in 2002, none of which had a material environmental impact.

    One of our corporate objectives is to phase out the use of the hazardous substances that are recorded on our list of "restricted" substances. Priorities for replacement are set by each business using criteria such as the environmental aspects of alternatives, the risk of the substance escaping into the environment, how hazardous the substance is, whether we can use the substance under strict control and whether there are any technically acceptable alternatives.

    We have retained liability for environmental remediation costs at two sites in the United States that were operated by our former nuclear business, which we have sold to BNFL. The primary environmental liabilities associated with these sites relate to the costs of remediating radiological contamination upon decommissioning the facilities. In connection with the sale of the nuclear business, in April 2000, we established a reserve of $300 million in respect of estimated remediation costs related to these facilities. For further information, see "Item 5. Operating and Financial Review and Prospects--Contingencies and Retained Liabilities--Environmental."

                                   REGULATION

    Our operations are subject to numerous other governmental laws and regulations including those governing currency conversions and repatriation, taxation of foreign earnings and earnings of expatriate personnel and use of local employees and suppliers.

    As a reporting company under Section 12 of the U.S. Securities Exchange Act of 1934, as amended, we are subject to the U.S. Foreign Corrupt Practices Act's antibribery provisions with respect to our conduct around the world.

    Our operations are also subject to the 1997 Organization of Economic Cooperation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, as implemented by the 34 signatory countries. The convention obliges signatories to adopt national legislation that makes it a crime to bribe foreign public officials. As of December 31, 2002, those countries which have adopted implementing legislation and have ratified the convention include the United States, Switzerland and several European nations in which we have significant operations.

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

                RECENT DEVELOPMENTS AND SIGNIFICANT TRANSACTIONS

SIGNIFICANT ACQUISITIONS

    We have not engaged in any material acquisitions since the end of 2001. In 2001 and 2000, we made the strategic acquisitions described below to strengthen our position in the process automation industry. We also made other acquisitions in those years to enhance our service and technology offerings across our business areas. We paid aggregate consideration of $154 million, $597 million and $896 million in the acquisitions that we completed during 2002, 2001 and 2000, respectively.

    In June 2001, we completed the acquisition of Entrelec Group, a France-based supplier of industrial automation and control products, for total aggregate consideration of $284 million. The acquisition of Entrelec, which had operations in 17 countries, diversified our product range and expanded our customer base in high growth markets.

    In June 2000, we acquired for aggregate consideration of $130 million the oil and gas service activities of Umoe ASA, a Norwegian service company in the oil and gas industry, to support our further growth in the oil and gas service market.

SIGNIFICANT DIVESTITURES

    From 2000 through 2002, we engaged in a number of significant divestitures in furtherance of our strategy of focusing on our core businesses. Additionally, the divestitures in 2002 were part of our strategy to reduce our indebtedness by raising proceeds from disposals and by disposing of businesses with indebtedness assumed by the buyers. In 2002, 2001 and 2000, we received aggregate cash consideration of $2,545 million, $283 million and $1,963 million, respectively, from divestitures.

    On June 30, 2003, we completed the sale of our 35% interest in Swedish Export Credit Corporation to the Kingdom of Sweden for total cash consideration of SEK 1,240 million (approximately $157 million as of June 30, 2003).

    In May 2003, we sold our interest in Sinopec Corp. in China for approximately $84 million.

    In March 2003, we sold our aircraft leasing business for approximately
$90 million. The business consisted of a portfolio of loans and leases related to commuter aircraft and helicopters used primarily in the northern European and Nordic markets.

    In December 2002, we completed the sale of our Metering business, consisting of water and electricity metering, to Ruhrgas Industries GmbH for cash proceeds of $223 million.

    In November 2002, we sold to GE Capital most of our Structured Finance business, which included our global infrastructure financing, equipment leasing and financing businesses. We received total proceeds of $2,000 million (including a contingent payment of $20 million to be released to us in the future based on amounts ultimately collected by GE Capital) and transferred
$578 million of debt to GE Capital. GE Capital has the option to require us to repurchase certain designated assets upon the occurrence of certain events. We retained approximately $900 million in leasing assets related to our core businesses, representing approximately 15% of the total assets of the Structured Finance business area, as well as our financial advisory unit, which primarily serves our core divisions with advice on arranging financing for customer projects. See "Item 10. Additional Information--Material Contracts--Sale Agreement for Structured Finance Business."

    In January 2002, we disposed of our Air Handling business for cash proceeds of $113 million (the sales price of $147 million included a vendor note of $34 million issued by the purchaser) to Global Air Movement (Luxembourg) SARL.

    In May 2000, we disposed of our power generation business, which included our investment in the ABB ALSTOM POWER joint venture. We received cash proceeds of $1,197 million from ALSTOM in exchange for our joint venture interest.

    In April 2000, we sold our worldwide nuclear business to BNFL for approximately $485 million. The divested business also included nuclear control systems. We have retained liability for certain specific environmental remediation costs at two sites in the United States that were operated by our nuclear business. Also in connection with the sale, one of our subsidiaries retained obligations under surety bonds relating to the performance by the nuclear business under certain contracts entered into prior to the sale to BNFL, and BNFL agreed to indemnify us against payments under those surety bonds.

    For a further discussion of our commitments and retained liabilities relating to the above divested businesses, see "Item 5. Operating and Financial Review and Prospects--Contractual Obligations and Commercial Commitments" and "--Contingencies and Retained Liabilities."

    In connection with our strategy to focus on our core automation and power technology businesses, we have announced our intention to divest a number of additional businesses, including the Oil, Gas and Petrochemicals business, Building Systems, ABB Export Bank and our Equity Ventures participations.

                            SIGNIFICANT SUBSIDIARIES

    ABB Ltd is the parent company of the ABB Group, which is comprised of over 700 subsidiaries worldwide. Besides ABB Ltd, the only other listed company in the ABB Group is Asea Brown Boveri Ltd, India, which is listed at the exchanges in Bombay (BSE and NSE), Ahmadabad, New Delhi and Calcutta.

    The following table sets forth, as of March 31, 2003, the name, jurisdiction of incorporation and ownership interest held in our significant subsidiaries:

COMPANY NAME / LOCATION                                       JURISDICTION           ABB INTEREST %
-----------------------                                       ------------           ---------------
Asea Brown Boveri S.A., Buenos Aires........................  Argentina                  100.00
ABB Australia Pty Limited, Sydney...........................  Australia                  100.00
ABB AG, Vienna..............................................  Austria                    100.00
ABB Ltda., Osasco...........................................  Brazil                     100.00
ABB Bulgaria EOOD, Sofia....................................  Bulgaria                   100.00
ABB Inc., St. Laurent, Quebec...............................  Canada                     100.00
ABB (China) Ltd., Beijing...................................  China                      100.00
Asea Brown Boveri Ltda., Bogota.............................  Colombia                    99.99
ABB Technology SA, Abidjan..................................  Cote D'Ivoire               99.00
ABB Ltd., Zagreb............................................  Croatia                    100.00
ABB s.r.o., Prague..........................................  Czech Republic             100.00
ABB A/S, Skovlunde..........................................  Denmark                    100.00
Asea Brown Boveri S.A., Quito...............................  Ecuador                     96.87
Asea Brown Boveri S.A.E., Cairo.............................  Egypt                      100.00
ABB AS, Tallinn.............................................  Estonia                    100.00
ABB Oy, Helsinki............................................  Finland                    100.00
ABB S.A., Paris La Defense..................................  France                     100.00
ABB AG, Mannheim............................................  Germany                    100.00
ABB Automation Products GmbH, Eschborn......................  Germany                    100.00
ABB Gebaudetechnik AG, Mannheim.............................  Germany                    100.00
ABB Process Industries GmbH, Eschborn.......................  Germany                    100.00
Asea Brown Boveri S.A., Metamorphossis Attica...............  Greece                     100.00
ABB (Hong Kong) Lrd., Hong Kong.............................  Hong Kong                  100.00
ABB Engineering Trading and Service Ltd., Budapest..........  Hungary                    100.00
Asea Brown Boveri Ltd., Bombay..............................  India                       52.11
ABB Ltd., Dublin............................................  Ireland                    100.00
ABB Technologies Ltd., Tirat Carmel.........................  Israel                      99.99
ABB S.p.A., Milan...........................................  Italy                      100.00
ABB Space S.p.A., Milan.....................................  Italy                      100.00
ABB Trasmissione & Distribuzione S.p.A., Milan..............  Italy                      100.00
ABB K.K., Tokyo.............................................  Japan                      100.00
ABB Ltd., Seoul.............................................  Korea                      100.00
ABB Holdings Sdn. Bhd., Subang Jaya.........................  Malaysia                   100.00
Asea Brown Boveri S.A. de C.N., Tlalnepantla................  Mexico                     100.00
ABB BV, Rotterdam...........................................  Netherlands                100.00
ABB Holdings BV, Amsterdam..................................  Netherlands                100.00
Lummus Worldwide Contracting B.V. (LUWOCO), The Hague.......  Netherlands                100.00
ABB Limited, Auckland.......................................  New Zealand                100.00
ABB Holding AS, Billingstad.................................  Norway                     100.00
Asea Brown Boveri S.A., Lima................................  Peru                        99.99
Asea Brown Boveri Inc., Paranaque, Metro Manila.............  Philippines                100.00
ABB Sp. Zo.o., Warsaw.......................................  Poland                      95.98
ABB S.G.P.S, S.A., Amadora..................................  Portugal                   100.00
Asea Brown Boveri Ltd., Moscow..............................  Russia                     100.00
ABB Contracting Company Ltd., Riyadh........................  Saudi Arabia                65.00
ABB Holdings Pte. Ltd., Singapore...........................  Sinagpore                  100.00
ABB Holdings (Pty) Ltd., Sunninghill........................  South Africa                80.00
Asea Brown Boveri S.A., Madrid..............................  Spain                      100.00
ABB AB, Vasteras............................................  Sweden                     100.00
ABB Building Systems AB, Vasteras...........................  Sweden                     100.00
Sirius International Forsakrings AB (publ), Stockholm.......  Sweden                     100.00
ABB Asea Brown Boveri Ltd., Zurich..........................  Switzerland                100.00
ABB Holding AG, Zurich......................................  Switzerland                100.00
ABB Ltd., Zurich............................................  Switzerland                100.00
ABB Schweiz Holding AG, Baden...............................  Switzerland                100.00
ABB Limited, Samutprakarn...................................  Thailand                   100.00
ABB Holding A.S., Istanbul..................................  Turkey                      99.95
ABB Ltd., KIev..............................................  Ukraine                    100.00
ABB Industries (L.L.C.), Dubai..............................  United Arab Emirates        49.00
ABB Ltd., London............................................  United Kingdom             100.00
ABB Holdings Inc., Norwalk..................................  United States              100.00
ABB Inc., Raleigh, NC.......................................  United States              100.00
Asea Brown Boveri Inc., Norwalk, CT.........................  United States              100.00
Asea Brown Boveri S.A., Caracas.............................  Venezuela                  100.00
ABB (Private) Ltd., Harare..................................  Zimbabwe                   100.00

                            DESCRIPTION OF PROPERTY

    As of December 31, 2002, the ABB Group had approximately 100 manufacturing, production and development facilities of over 10,000 square meters each throughout the world. A substantial portion of our production and development activities is conducted in Germany, the United States, Sweden, Switzerland, Finland, Norway and Italy. We also own or lease other properties, including office buildings, warehouses, research and development facilities and sales offices in approximately 90 countries. We own approximately 55% of the buildings and approximately 80% of the land on which our facilities are located and lease the remainder.

    We own essentially all of the machinery and equipment used in our manufacturing operations. In certain countries, we have entered into sale-leaseback agreements, notably in Sweden and Switzerland. Our sale-leaseback arrangements generally pertain to administrative buildings and partly to manufacturing facilities. In June 2002, we sold our property portfolio in Sweden, consisting of offices, and industrial and warehousing assets, to London & Regional Properties Ltd. for $300 million. From time to time, we have a surplus of space arising from acquisitions, production efficiencies and/or restructuring of operations. Normally, we seek to sell such surplus space or, to a lesser extent, lease it to third parties.

    It is our general policy to maintain facilities and equipment at quality levels assuring continuous production at good efficiency and safety standards. The net book value of our property, plant and equipment as of December 31, 2002 was $2,792 million, of which machinery and equipment represented $1,259 million and land and buildings represented $1,276 million. We believe that our current facilities are in good condition and are adequate to meet the requirements of our present and foreseeable future operations.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

    YOU SHOULD READ THE FOLLOWING DISCUSSION OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS IN CONJUNCTION WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES AND OTHER FINANCIAL INFORMATION CONTAINED ELSEWHERE IN THIS ANNUAL REPORT. THIS DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, INCLUDING THOSE DISCUSSED UNDER "RISK FACTORS" ELSEWHERE IN THIS ANNUAL REPORT. SEE "FORWARD-LOOKING STATEMENTS" AT THE BEGINNING OF THIS ANNUAL REPORT.

                                    OVERVIEW

    We are a global provider of power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact.

    During 2001, we realigned our worldwide enterprise around customer groups, replacing our former business segments with four end-user divisions; two channel partner divisions, and a financial services division. The four end-user divisions--Utilities, Process Industries, Manufacturing and Consumer Industries, and Oil, Gas and Petrochemicals--served end-user customers with products, systems and services. The two channel partner divisions--Power Technology Products and Automation Technology Products--served external channel partners such as wholesalers, distributors, OEMs and system integrators directly and end-user customers indirectly through the end-user divisions. The Financial Services division provided services and project support for both internal and external customers.

    The Utilities division served electric, gas and water utilities--whether state-owned or private, global or local, operating in liberalized or regulated markets--with a portfolio of products, services and systems. The division's principal customers were generators of power, owners and operators of power transmission systems, energy traders and local distribution companies. The Utilities division employed approximately 14,800 people as of December 31, 2002.

    In April 2002, we merged our Process Industries division and our Manufacturing and Consumer Industries division to form a new Industries division. The Industries division served the automotive, cement, chemical, distribution, electronics, food and beverage, life sciences, marine, metals, mining, paper, petroleum, printing and telecommunications industries with application-specific power and automation technology. The Industries division employed approximately 23,300 people as of December 31, 2002.

    The Power Technology Products division covered the entire spectrum of technology for power transmission and power distribution including transformers, switchgear, breakers, capacitors and cables as well as other products, platforms and technologies for high- and medium-voltage applications. Power technology products are used in industrial, commercial and utility applications. These products were sold through our end-user divisions as well as through external channel partners, such as distributors, contractors and OEMs and system integrators. The Power Technology Products division employed approximately 26,400 people as of December 31, 2002.

    The Automation Technology Products division provided products, software and services for the automation and optimization of industrial and commercial processes. Key technologies include measurement and control, instrumentation, process analysis, drives and motors, power electronics, robots and low voltage products. These technologies were sold to customers through the end-user divisions as well as through external channel partners such as wholesalers, distributors, OEMs and system integrators. The Automation Technology Products division employed approximately 33,300 people as of December 31, 2002.

    The Oil, Gas and Petrochemicals division supplied a comprehensive range of products, systems and services to the global oil, gas and petrochemicals industries, from the development of onshore and offshore exploration technologies to the design and supply of production facilities, refineries and petrochemicals plants. The Oil, Gas and Petrochemicals division employed approximately 11,900 people as of December 31, 2002. We announced in 2002 that we intend to dispose of this business division. See "--Accounting for Discontinued Operations."

    The Financial Services division supported our businesses and customers with financial solutions in structured finance, leasing, project development and ownership (Equity Ventures), financial consulting, the insurance businesses and treasury activities. In 2002, a significant part of the division's structured finance and leasing activities were sold to GE Capital. Proprietary trading activities in Treasury Centers ceased and remaining treasury activities were integrated in Corporate. The insurance and project development and ownership activities were transferred to Non-Core Activities.

    The Non-Core Activities division was created in the fourth quarter of 2002 to group the businesses and activities that do not fit within our long-term strategic focus on our power and automation technologies. We have decided to sell many of these businesses, and we continue to consider our options with respect to others. As of December 31, 2002, the Non-Core Activities division included the following:

    - our Insurance business area (part of the former Financial Services division);

    - our Equity Ventures business area and the remaining Structured Finance business that was not sold to GE Capital (except the Financial Advisory business, which has been part of our Corporate activities from the beginning of October 2002), which were part of our former Financial Services division (we intend to divest these businesses);

    - our Building Systems business area, which we intend to divest in 2003;

    - our New Ventures business area, which we intend to divest;

    - our Air Handling business, which we sold in January 2002 (included in the Non-Core Activities division for reporting purposes); and

    - our Customer Service, Group Processes, and Logistic Systems business areas and the Semiconductors business, which, effective January 1, 2003, became part of the Power Technologies division;

    Corporate includes Headquarters, Corporate Research and Development, Group Real Estate, as well as, beginning in 2002, Treasury Services and our Financial Advisory business.

    Effective January 1, 2003, we established two new divisions: Automation Technologies, which combines the former Automation Technology Products and Industries divisions and employed approximately 56,600 people as of January 1, 2003; and Power Technologies, which combines the former Power Technology Products and Utilities divisions and employed approximately 41,200 people as of January 1, 2003. We streamlined our divisional structure to sharpen our focus on power and automation technologies, to increase efficiency and to create a sustainable lower cost base. We consider the Power Technologies and Automation Technologies divisions to be our core divisions, and our management intends to focus its attention on, and future investments in, these divisions.

    The discussion that follows reflects how we managed and reported our businesses during 2002. Therefore, we discuss the Utilities, Industries, Power Technology Products and Automation Technology Products divisions as well as Non-Core Activities. We have included a separate discussion of Discontinued Operations.

                              MANAGEMENT OVERVIEW

    Our exposure to asbestos claims and our high debt levels have weighed heavily on us during recent years and have forced management to focus intensely on ensuring our ability to continue on a going concern basis.

    In 2001 and 2002, we incurred significant net losses, partly as a result of a greater-than-anticipated increase in the number of and amounts demanded to settle certain asbestos-related claims against our subsidiary, Combustion Engineering (see "--Contingencies and Retained Liabilities" and Note 17 to the Consolidated Financial Statements), as well as the weak performance of some of the businesses that are now classified as non-core activities and discontinued operations and an overall weakening of global markets. These operating losses, combined with the effect of a repurchase of our own shares in 2001 and other factors, have decreased our consolidated stockholders' equity from $5.2 billion at December 31, 2000 to $1.0 billion at December 31, 2002. Our low equity base, high debt levels and the uncertainty with respect to the timing of the resolution to the asbestos issue have impacted our ability to finance our core and non-core operations and to repay maturing debt.

    With respect to the asbestos issue, based on current information, we expect that the initiated proceedings will provide an adequate resolution to the issue as discussed in more detail in "--Contingencies and Retained Liabilities" and
Note 17 to the Consolidated Financial Statements. However, until Combustion Engineering's pre-packaged Chapter 11 plan of reorganization is finally approved and injunctive relief has been provided to bar future claims from being made and is no longer subject to appeal, the ultimate settlement amount of asbestos-related claims and the potential exposure to liability for Combustion Engineering's asbestos-related claims remain uncertain.

    In late 2001 and during 2002, the commercial paper market, on which we had significantly relied in the past, largely diminished as a funding source and our credit ratings fell below investment grade. As a consequence, we have faced challenges in replacing or repaying maturing short-term debt during 2002. On December 17, 2002, as a replacement of credit facilities obtained in December 2001 and during 2002, we entered into a 364-day $1.5 billion credit facility to fund ongoing liquidity requirements. Details of the credit facility as well as the maturing short-term debt in 2003 are more fully discussed in "--Liquidity and Capital Resources--Credit Facilities" and Note 14 to the Consolidated Financial Statements.

    Given our financial position, the weak performance in non-core activities and discontinued operations and the overall status of the international financial markets, we had to accept a number of stringent covenants in the new facility agreement (see "--Liquidity and Capital Resources--Credit Facilities" and Note 14 to the Consolidated Financial Statements), including requirements to meet asset divestment proceeds targets, the fulfillment of which is a condition to the continued availability of funding under the terms of the facility. We also had to provide security for the facility.

    Management believes that the important steps taken in 2002, including the divestment of a large portion of the Structured Finance business (see "--Acquisitions, Investments and Divestitures--Divestitures" and Note 3 to the Consolidated Financial Statements), significant debt reduction and refinancing of short-term debt to extend the maturity profile of our debt (see "--Liquidity and Capital Resources" and Note 14 to the Consolidated Financial Statements), introduction of a simplified organizational structure, and continuous strong performance of core businesses, as well as our plans for 2003, should ensure continued availability of the credit facility during 2003 (maximum of $1.5 billion).

    However, because of the stringent nature of the covenants in the credit facility, management believes that it is prudent to plan for possible adverse developments that may jeopardize our ability to rely on continued funding under the credit facility. Therefore, based upon a proposal of our board of directors, on May 16, 2003, the annual shareholders' meeting approved an amendment to the existing provisions in the articles of incorporation on conditional share capital as to (i) an increase in the conditional share capital from CHF 200 million to CHF 750 million, of which CHF 525 million may be used for the exercise of conversion rights and/or warrants granted in connection with the issuance of bonds or similar financial instruments, and (ii) an extension of the use of the contingent capital for new financial instruments.

    Management's principal plans for 2003 include intensified operational improvements of the core businesses, for example, through the Step Change Program (see "--Restructuring Expenses--Step Change Program" and Note 24 to the Consolidated Financial Statements). Management's plans also include continued large divestments that it estimates will contribute proceeds in excess of $2 billion (in particular the Oil, Gas and Petrochemicals division, the Buildings Systems business, remaining parts of the Structured Finance business and the Equity Ventures business), the closing of non-core activities and the reduction of total debt by applying the proceeds received from these divestments.

                  APPLICATION OF CRITICAL ACCOUNTING POLICIES

GENERAL

    We prepare our Consolidated Financial Statements on the basis of U.S. GAAP.

    The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates, including those related to costs expected to be incurred to complete projects, product guarantees and warranties, bad debts, inventories, investments, intangible assets, income taxes, financing operations, restructuring, long-term service contracts, pensions and other post-retirement benefits and contingencies and litigation, on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

    The following critical accounting policies, and the related judgments, assumptions and estimates involved in the application of these policies could materially affect the amounts reported in our Consolidated Financial Statements. These policies should be considered in reviewing our Consolidated Financial Statements and the discussion below.

REVENUE AND COST OF SALES RECOGNITION

    We recognize revenues in accordance with the U.S. Securities and Exchange Commission's Staff Accounting Bulletin No. 101 ("SAB 101"), REVENUE RECOGNITION IN FINANCIAL STATEMENTS. We recognize substantially all revenues from the sale of manufactured products upon transfer of title, including the risks and rewards of ownership, to the customer, which generally occurs upon shipment of products. On contracts for sale of manufactured products requiring installation, which can only be performed by us, revenues are deferred until installation of the products is complete. Revenues from short-term fixed price contracts to deliver services are recognized upon completion of required services to the customer. Revenues from contracts which contain customer acceptance provisions are deferred until customer acceptance occurs or the contractual acceptance period has lapsed.

    These revenue recognition methods assume collectibility of the revenues recognized. When recording the respective accounts receivable, loss reserves are calculated to estimate those receivables that will not be collected. These reserves assume a level of default based on historical information, as well as knowledge about specific invoices and customers. There remains the risk that greater defaults will occur than estimated. As such, the amount of revenues recognized might exceed that which will be collected, resulting in a deterioration of earnings in the future. This risk is likely to increase in a period of significant negative industry or economic trends.

    Sales under long-term fixed price contracts are recognized using the percentage-of- completion method of accounting. We principally use the cost-to-cost or delivery events method to measure progress towards completion on contracts. We determine the method to be used by type of contract based on our judgment as to which method best measures actual progress towards completion.

    The percentage of completion method of accounting involves the use of assumptions and projections, relating to future material, construction and overhead costs. As a consequence, there is a risk that total contract costs will exceed those which we originally estimated. These risks are exacerbated if the duration of the project is long-term, because there is a higher probability that the circumstances upon which we originally developed the estimates will change in a manner that increases our costs. Factors that could cause costs to increase include:

    - delays caused by unexpected conditions or events;

    - unanticipated technical problems with the equipment being supplied or developed by us which may require that we incur additional costs to remedy the problem;

    - changes in the cost of components, materials or labor;

    - difficulties in obtaining required governmental permits or approvals;

    - project modifications creating unanticipated costs;

    - suppliers' or subcontractors' failure to perform; and

    - penalties incurred as a result of not completing portions of the project in accordance with agreed-upon time limits.

    Changes in our initial assumptions, which we review on a regular basis between two balance sheet dates, may result in revisions to total estimated costs, current income and anticipated income. We recognize these changes in the period in which the changes in estimate are determined. We believe that this approach, referred to as the "catch-up approach," produces more accurate information because the cumulative revenue-to-date reflects the current estimates of the stage of completion. Additionally, losses on fixed price contracts are recognized in the period when they are identified and are based upon the anticipated excess of contract costs over the related contract sales.

    We accrue anticipated costs for warranties on products when we recognize the revenue on the related contracts. Warranty costs include calculated costs arising from imperfections in design, material and workmanship, performance guarantees (technical risks) and delays in contract fulfillment. Although we generally make assessments on an overall, statistical basis, we make individual assessments on orders with risks resulting from order-specific conditions or guarantees, such as plants or installations. There is a risk that actual warranty costs will exceed the amounts provided for, which would result in a deterioration of earnings in the future when these actual costs are determined.

    Sales under cost-reimbursement contracts are recognized as costs are incurred. Shipping and handling costs are recorded as a component of cost of sales.

GOODWILL AND OTHER INTANGIBLE ASSETS IMPAIRMENT

    Our accounting policies for accounting for goodwill and other intangible assets changed on January 1, 2002. In accordance with Statement of Financial Accounting Standards No. 142 ("SFAS 142"), GOODWILL AND OTHER INTANGIBLE ASSETS, we ceased to amortize goodwill on that date. Consequently, amortization expenses reflected on our Consolidated Income Statement decreased to $41 million in 2002 from $195 million and $190 million in 2001 and 2000, respectively, in continuing operations. Goodwill amortization expense in discontinued operations was $36 million and $22 million in 2001 and 2000, respectively. We were required to perform an initial impairment review of our goodwill on January 1, 2002, and an annual impairment review on October 1. This impairment review required us to apply a fair value estimate to the reporting entities (business areas) to which the goodwill is applicable, as opposed to the individual assets of each acquired company as before. This expanded the impairment analysis to include the future cash flows of the businesses owned before an acquisition that have benefited from an acquisition. Estimating future cash flows requires us to make significant estimates and judgments involving variables such as sales volumes, sales prices, sales growth, production and operating costs, capital expenditures, market conditions and other economic factors. As in the previously applicable impairment analysis, if we determine through the impairment review process that goodwill has been impaired, we record the impairment charge in other income (expense), net, on our Consolidated Income Statement.

    Prior to January 1, 2002, we assessed the impairment of goodwill and other identifiable intangible assets whenever events or changes in circumstances indicated that the carrying value may not be recoverable. Some factors we considered important in conducting an impairment review included the following:

    - significant underperformance relative to historical or projected future operating results;

    - significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

    - significant negative industry or economic trends.

    When we determined that the carrying value of goodwill and other identified intangible assets might not be recoverable based upon the existence of one or more of the above indicators of impairment, we measured any impairment based on a projected discounted cash flow method using a discount rate commensurate with the risk inherent in our current business model. In assessing the recoverability of our goodwill and other intangible assets, we were required to make assumptions regarding estimated future cash flows, discount rates and other factors to determine the fair value of the assets. If our experience resulted in decreases to our forecasted cash flows or increases to the discount rate used, we were required to record impairment charges for these assets.

RESTRUCTURING

    We recorded significant provisions in connection with our restructuring programs. These provisions include estimates pertaining to employee termination costs and the settlements of contractual obligations resulting from our actions. Although we do not anticipate significant changes, the actual costs may differ from these estimates. These costs are recorded primarily in other income (expense), net, on our Consolidated Income Statement. See "--Restructuring Expenses."

TAXES

    In preparing our Consolidated Financial Statements we are required to estimate income taxes in each of the jurisdictions in which we operate. We account for deferred taxes by using the asset and liability method. Under this method, we determine deferred tax assets and liabilities based on temporary differences between the financial reporting and the tax bases of assets and liabilities. The differences are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. We recognize a deferred tax asset when we determine that it is more likely than not that the asset will be realized. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based upon historical losses, projected future taxable income and the expected timing of the reversals of existing temporary differences. To the extent we increase this allowance in a period, we expense the allowance within the tax provision in the Consolidated Income Statement. Unforeseen changes in tax rates and tax laws, as well as differences in our projected taxable income compared to our actual taxable income, may affect these estimates.

CONTINGENCIES

    We are subject to proceedings, lawsuits and other claims related to environmental, labor, product and other matters. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual issue, often with assistance from both internal and external counsel and technical experts. The required amount of reserves with respect to any matter may change in the future due to new developments in that matter, including a change in approach to the matter, such as a change in settlement strategy.

PENSION AND POST-RETIREMENT BENEFITS

    As more fully described in Note 20 to our Consolidated Financial Statements, we operate several pension plans which cover the majority of our employees. We use actuarial valuations to determine our pension and post-retirement benefit costs and credits. The amounts calculated depend on a variety of key assumptions, including discount rates and expected return on plan assets. We are required to consider current market conditions, including changes in interest rates, in selecting these assumptions. The discount rate is adjusted annually based on changes in long-term, highly rated corporate bond yields. Decreases in the discount rate result in an increase in the projected benefit obligation and to pension costs (as shown in Note 20 to our Consolidated Financial Statements). The expected return on plan assets is adjusted annually based on current and expected asset allocations and represents the long-term return expected to be achieved. Decreases in the expected return on plan assets result in an increase to pension costs. If the expected rate of return on assets of 6.15% was to decrease by 0.5% to 5.65%, then our 2003 pension costs would increase by approximately $26 million.

    Under U.S. GAAP, we accumulate and amortize over future periods actual results that differ from the assumptions used. Therefore, actual results generally affect our recognized expense and recorded liabilities for pension and other post-retirement benefit obligations in future periods.

    The "unfunded" balance of a pension plan is the difference between the projected obligation to employees and the fair value of the plan assets. At December 31, 2002, the unfunded balance of the pension benefits was $1,879 million. In accordance with Statement of Financial Accounting Standards No. 87 ("SFAS 87"), EMPLOYERS' ACCOUNTING FOR PENSIONS, we have recorded on the Consolidated Balance Sheet a net liability of $653 million. The difference is primarily due to an unrecognized actuarial loss of $1,168 million, which is amortized using the "minimum corridor" approach as defined by SFAS 87. The unfunded balance, which can increase or decrease based on the performance of the financial markets or changes in our assumption rates, does not represent a mandatory short-term cash obligation. We comply with all appropriate statutory funding requirements.

    We have multiple non-pension post-retirement benefit plans. Our health care plans are generally contributory, with participants' contributions adjusted annually. For purposes of estimating our health care costs, we have assumed health care cost increases to be 12.92% for 2002, then gradually declining to 6.46% in 2012, and to remain at that level thereafter.

    Assumed health care cost trends have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost increases would have had the following effects at December 31, 2002:

                                                              ONE-PERCENTAGE-   ONE-PERCENTAGE-
                                                              POINT INCREASE    POINT DECREASE
                                                              ---------------   ---------------
                                                                       ($ IN MILLIONS)
Effect on total of service and interest cost components.....         2                 (2)
Effect on accumulated post-retirement benefit obligation....        26                (22)

INSURANCE

    We generally recognize premiums in earnings on a pro rata basis over the period coverage is provided. Premiums earned include estimates of certain premiums not yet paid. These premium receivables include premiums relating to retrospectively rated contracts. For such contracts, a provisional premium is paid that will eventually be adjusted. We include an estimated value of the actual premium in receivables. Unearned premiums represent the portion of premiums written that is applicable to the unexpired terms of reinsurance contracts or certificates in force. These unearned premiums are calculated by the monthly pro rata method or are based on reports from ceding companies that we reinsure.

    Insurance liabilities are reflected in accrued liabilities and other, on our Consolidated Balance Sheet and are determined on the basis of reports from primary insurers that we reinsure and underwriting associations, as well as on management's, including in-house actuaries', estimates. These estimates include incurred but not reported losses, salvage and subrogation recoveries. Changes to these estimated liabilities are recognized as an increase or decrease to cost of sales in the period in which they are identified. Inherent in the estimates of losses are expected trends of frequency, severity and other factors that could vary significantly as claims are settled. We estimate expected trends using actuarial methods widely used in the insurance industry, such as the Bornheutter-Ferguson method, utilizing our historically paid and incurred losses. Accordingly, ultimate losses could vary significantly from the amounts currently provided for.

    We seek to reduce the loss from our underwriting liabilities by reinsuring certain levels of risks with other insurance enterprises or reinsurers. We used recoverable amounts for both paid and unpaid losses. We estimate these recoverable amounts in a manner consistent with the claim liability associated with the reinsurance policy. The risk of collectibility of these reinsurance receivables arises from disputes relating to the policy terms and the ability of the reinsurer to pay.

                     ACCOUNTING FOR DISCONTINUED OPERATIONS

    We have adopted, with effect from January 1, 2002, Statement of Financial Accounting Standards No. 144 ("SFAS 144"), ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG LIVED ASSETS. SFAS 144 broadened the presentation of discontinued operations to include disposal transactions involving less than an entire reporting segment, if certain criteria are met. The purpose of SFAS 144 was to allow for historically comparable data to be available to investors without the distortions created by divestments or operation abandonments, thereby improving the predictive value of financial statements. SFAS 144 requires the accumulated earnings and associated costs, net of taxes, of divestments and certain restructuring programs to be grouped in discontinued operations below income from continuing operations in the Consolidated Income Statement and the related assets and liabilities to be grouped in the specific lines of assets and liabilities in discontinued operations in the Consolidated Balance Sheet. In the Consolidated Statement of Cash Flows, we have included these businesses in the individual line items within cash from operating, investing and financing activities.

    The "income (loss) from discontinued operations, net of tax" line item in the Consolidated Income Statement includes the following items:

    - All of our Oil, Gas and Petrochemicals business, which supplies a comprehensive range of products, systems and services to the global oil, gas and petrochemicals industries, from the development of onshore and offshore exploration technologies to the design and supply of production facilities, refineries and petrochemicals plants.

    - The majority of our Structured Finance business, which we sold to GE Capital in November 2002. This business provided debt capital for projects and equipment, and asset-based financing (such as leasing).

    - Our Metering business, which we sold to Ruhrgas Industries GmbH in December 2002. This business produced electricity, water, energy and gas meters, metering systems and load control systems.

    - A charge of $420 million taken in 2002 as part of the pre-packaged plan of reorganization for Combustion Engineering under Chapter 11 of the United States Bankruptcy Code. The status of Combustion Engineering is described in "--Contingencies and Retained Liabilities" and in Note 17 to the Consolidated Financial Statements.

    - A number of other businesses sold in 2002 including: the components business of ABB Trasmissione and Distribuzione S.p.A (Italy), which was sold to EB Rebosio S.r.l.; Energy Information Systems Ltd of the United Kingdom, which was sold to ALSTOM; and the ABB Drying Business (a division of ABB Inc. comprising a number of legal entities), which was sold to Andritz AB and Andritz Ltd.

    - Various abandoned businesses for which a buyer could not be found.

    - Legal and professional fees related to the above disposals.

    Income (loss) from discontinued operations was a loss of $880 million, net of tax, for the year ended 2002, a loss of $501 million for 2001 and income of $677 million in 2000. The income (loss) from discontinued operations, net of tax, for the above items is detailed below.

                                                                          YEAR ENDED DECEMBER 31,
                                                                   --------------------------------------
DISCONTINUED OPERATIONS                                              2002           2001           2000
-----------------------                                            --------       --------       --------
                                                                              ($ IN MILLIONS)
Oil, Gas and Petrochemicals.................................         (121)             8           105
Structured finance..........................................         (190)             8            (7)
Metering....................................................          (54)            14            19
Combustion Engineering......................................         (420)          (470)          (70)
Power Generation............................................           --             --           638
Other divested businesses...................................          (20)            (7)           (4)
Abandoned business/Other....................................          (75)           (54)           (4)
                                                                     ----           ----           ---
Income (loss) from discontinued operations, net of tax......         (880)          (501)          677
                                                                     ====           ====           ===

    The table above includes the businesses' operational results, currency translation adjustments, capital gains and losses on sale, goodwill write-offs and other costs.

    A review of the operating results of the principal discontinued operations can be found below under "--Analysis of Results of Operations--Business Divisions--Discontinued Operations." For a further discussion of discontinued operations, see Note 3 to the Consolidated Financial Statements.

    We expect to continue to identify non-core businesses for disposal. As a business meets the criteria of SFAS 144, we will reflect the results of operations from the business as income (loss) from discontinued operations, net of tax, in our Consolidated Income Statement and the related assets and liabilities in discontinued operations in our Consolidated Balance Sheet. We will reclassify the prior years' presentation to reflect these planned disposals on a comparable basis.

                         NEW ACCOUNTING PRONOUNCEMENTS

    In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), BUSINESS COMBINATIONS, and SFAS 142, which modified the accounting for business combinations, goodwill and identifiable intangible assets. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Goodwill from acquisitions completed after that date is not amortized, but is charged to operations when specified tests indicate that the goodwill is impaired, that is, when the goodwill's fair value is lower than its carrying value. SFAS 141 also specifies types of acquired intangible assets that must be recognized and reported separately from goodwill, and that will be amortized over their useful lives.

    SFAS 142 required us to evaluate our existing intangible assets and goodwill and to make any necessary reclassifications in order to conform with the new separation requirements in respect of acquired intangible assets and goodwill at the date of adoption. We re-assessed the estimated useful lives and residual values of all intangible assets other than goodwill and determined that no adjustments regarding amortization periods were necessary.

    SFAS 142 required us to perform an assessment of whether there is an indication that goodwill is impaired as of January 1, 2002. To accomplish this, we (1) identified our reporting units, (2) determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units and (3) determined the fair value of each reporting unit. We determined that no impairment of goodwill existed at January 1, 2002. All goodwill amortization also ceased at that date. We recognized goodwill amortization expense of $155 million and $152 million and goodwill amortization expense in discontinued operations of $36 million and $22 million in 2001 and 2000, respectively. Accordingly, loss from continuing operations in 2001 and income from continuing operations in 2000 would have been $10 million ($0.01 per share) and $918 million ($0.77 per share), respectively, and net loss in 2001 and net income in 2000 would have been $538 million ($0.48 per share) and $1,617 million ($1.36 per share), respectively, if we had not recognized amortization expense for goodwill that is no longer being amortized in accordance with SFAS 142.

    In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143 ("SFAS 143"), ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS, which is effective for fiscal years beginning after June 15, 2002. SFAS 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and normal operation of long-lived assets. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and allocated to expense over its useful life. We adopted SFAS 143 effective January 1, 2003. The adoption of SFAS 143 did not have a material impact on our results of operations.

    In August 2001, the Financial Accounting Standards Board issued SFAS 144, which supersedes Statement of Financial Accounting Standards No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, while retaining many of its requirements regarding impairment loss recognition and measurement. In addition, SFAS 144 broadens the presentation of discontinued operations to include more sold and abandoned businesses. We adopted this statement effective January 1, 2002, and, as a result, reflected the assets, liabilities and results of operations of several businesses and groups of assets as discontinued operations for all periods presented to the extent these businesses and groups of assets met the new criteria during 2002. Disposals and abandonments in previous years were not re-evaluated or reclassified. See "--Discontinued Operations."

    In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145, RESCISSION OF FASB STATEMENTS NO. 4, 44 AND 64, AMENDMENT OF FASB STATEMENT NO. 13, AND TECHNICAL CORRECTIONS, which rescinded previous requirements to reflect all gains and losses from debt extinguishment as extraordinary. We elected to early adopt the new standard effective April 1, 2002, and, as a result, the gains from extinguishment of debt of $12 million recorded as extraordinary items in 2001 are no longer reflected in extraordinary items.

    In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146 ("SFAS 146"), ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES, which requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The standard is effective January 1, 2003, and is applied to restructuring plans initiated after that date.

    In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45 ("FIN 45"), GUARANTOR'S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES, INCLUDING INDIRECT GUARANTEES OF INDEBTEDNESS OF OTHERS. FIN 45 requires the guarantor to recognize a liability for the non-contingent component of a guarantee; that is, the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at its inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. FIN 45 also requires additional disclosures related to guarantees in our financial statements. The recognition measurement provisions of FIN 45 are effective for all guarantees entered into or modified after December 31, 2002. We have adopted the disclosure requirements of FIN 45 as of December 31, 2002.

    In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148 ("SFAS 148"), ACCOUNTING FOR STOCK-BASED COMPENSATION--TRANSITION AND DISCLOSURE--AN AMENDMENT OF FINANCIAL ACCOUNTING STANDARDS BOARD STATEMENT NO. 123. SFAS 148 amends SFAS 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, SFAS 148 requires more prominent disclosures in our financial statements about the method of accounting used for stock-based employee compensation and the effect of the method used on reported results. We have elected to continue with our current practice of applying the recognition and measurement principles of APB No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, which requires us to recognize, except in special circumstances, compensation expense for warrants issued under our management incentive plan only if the share price exceeds the exercise price of the warrants on date of grant, which is not generally the case. We have adopted the disclosure requirements of SFAS 148 as of December 31, 2002.

    In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (FIN 46), CONSOLIDATION OF VARIABLE INTEREST ENTITIES. FIN 46 requires existing unconsolidated variable interest entities ("VIEs") to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among the parties involved. FIN 46 applies immediately to VIEs created after January 31, 2003 and to VIEs in which an enterprise obtains an interest after that date. For

VIEs in which an enterprise holds a variable interest that was acquired before February 1, 2003, FIN 46 applies for periods beginning after June 15, 2003. We have substantially completed our assessment of the effects of the adoption of FIN 46 for all VIEs created before January 31, 2003, and we do not expect such effects to be material to our Consolidated Financial Statements.

    In November 2002, the Emerging Issues Task Force of the Financial Accounting Standards Board issued EITF 00-21, ACCOUNTING FOR REVENUE ARRANGEMENTS WITH MULTIPLE DELIVERABLES, which was amended in January 2003 and requires that
(a) revenue should be recognized separately for separate units of accounting in multiple deliverables arrangement, (b) revenue for a separate unit of accounting should be recognized only when the arrangement consideration is reliably measurable and the earnings process is substantially complete and
(c) consideration should be allocated among the separate units of accounting based on their relative fair value. EITF 00-21 is applicable to transactions entered into after January 1, 2004. We believe that EITF 00-21 will not result in a significant change in our practice of accounting for arrangements involving delivery or performance of multiple products and services.

                             RESTRUCTURING EXPENSES

ELSAG BAILEY RESTRUCTURING PROGRAM

    During the first quarter of 1999, in connection with our purchase of Elsag Bailey, we implemented a restructuring plan intended to consolidate operations and gain operational efficiencies. The plan called for workforce reductions of approximately 1,500 salaried employees, primarily in Germany and the United States. Restructuring charges and related write downs of $192 million were included in other income (expense), net, during 2000, of which approximately $90 million related to the continued integration of Elsag Bailey. The restructuring was substantially complete at the end of 2000.

2001 RESTRUCTURING PROGRAM

    In July 2001, we announced a restructuring program (the "2001 program") anticipated to extend over 18 months. The 2001 program was initiated in an effort to improve productivity, reduce our cost base, simplify product lines, reduce multiple location activities and perform other downsizing in response to weakening markets and consolidation of major customers in certain industries. We believe that the 2001 program will produce cost benefits amounting to $500 million annually beginning in 2003. We expect the termination of approximately 12,000 employees will contribute approximately 75% of our recurring cost savings on an annual basis by reducing the associated payroll and payroll-related benefits. Additionally, we expect that the reduction of multiple location activities through the closure of specified facilities will contribute approximately 25% of our recurring cost savings as a consequence of the lease, utility and other overhead costs associated with this reduction.

    In 2001, we recognized restructuring charges of $109 million relating to workforce reductions and $71 million related to lease terminations and other exit costs associated with the 2001 program. These costs are included in other income (expense), net. Termination benefits of $32 million were paid to approximately 2,150 employees and $31 million was paid to cover costs associated with lease terminations and other exit costs. Workforce reductions included production, managerial and administrative employees. At December 31, 2001, accrued liabilities included $78 million for termination benefits and $39 million for lease terminations and other exit costs.

    As a result of the 2001 program, certain assets, inventories and property, plant and equipment have been identified as impaired or will no longer be used in continuing operations. We recorded $41 million in 2001 to write down these assets to fair value. These costs are included in cost of sales and other income (expense), net.

    In 2002, we recognized charges of $166 million related to workforce reductions and charges of $38 million related to lease terminations and other exit costs associated with the 2001 program. These costs are included in other income (expense), net. Based on changes in our original estimate, a $21 million reduction in the amounts accrued for workforce reductions, lease terminations and other exit costs has been included in other income (expense), net. The effect of translating local currencies into U.S. dollars for reporting purposes resulted in a $24 million increase in the liabilities accrued for workforce reductions, lease terminations and other exit costs. Termination benefits of $149 million were paid to approximately 4,000 employees and $29 million was paid to cover costs associated with lease terminations and other exit costs. Workforce reductions include production, managerial and administrative employees. At December 31, 2002, accrued liabilities included $94 million for termination benefits and $52 million for lease terminations and other exit costs. The 2001 program was substantially completed during 2002 and the remaining liability will be paid through 2003.

    As a result of the 2001 program, certain assets, inventories and property, plant and equipment have been identified as impaired or will no longer be used in continuing operations. We recorded $18 million in 2002 to write down these assets to fair value. These costs are included in cost of sales and other income (expense), net.

STEP CHANGE PROGRAM

    In October 2002, we announced the Step Change Program. We estimate that the restructuring cost under the program will be approximately $300 million and $200 million, in 2003 and 2004, respectively. The goals of the program are to increase competitiveness of our core businesses, reduce overhead costs and streamline operations. We believe that the Step Change Program will produce cost benefits amounting to over $800 million annually beginning in mid-2004. We expect the termination of between 10,000 and 12,000 employees will contribute approximately 40% of our recurring cost savings on an annual basis by reducing the associated payroll and payroll-related benefits. Additionally, we expect that productivity increases as a result of production streamlining and the continued consolidation of office space and manufacturing facilities will generate approximately 30% of the cost savings. We expect to realize the remaining 30% of cost savings through improved supply chain management, outsourcing of selected activities and other cost reduction measures. We expect the cost savings to be roughly evenly divided between our two core divisions, Power Technologies and Automation Technologies, and a third category of overheads and headquarters.

    In 2002, related to the Step Change Program, we recognized restructuring charges of $51 million related to workforce reductions and $26 million related to lease terminations and other exit costs associated with the restructuring program. These costs are included in other income (expense), net. Termination benefits of $13 million were paid to approximately 200 employees and $1 million was paid to cover costs associated with lease terminations and other exit costs. Workforce reductions include production, managerial and administrative employees. At December 31, 2002, accrued liabilities included $38 million for termination benefits and $25 million for lease terminations and other exit costs.

    As a result of the Step Change Program, certain assets have been identified as impaired or will no longer be used in continuing operations. We recorded
$2 million to write down these assets to fair value. These costs are included in other income (expense), net.

                                                       2001 PROGRAM   STEP CHANGE    OTHER      TOTAL
                                                       ------------   -----------   --------   --------
                                                                       (IN $ MILLIONS)
YEAR ENDED DECEMBER 31, 2002

Restructuring charge for workforce reduction.........      166             51          --        217
Restructuring charge for lease terminations and
  other..............................................       38             26          --         64
Write down cost......................................       18              2          --         20
Change in estimate...................................      (21)            --          (9)       (30)
                                                           ---            ---         ---        ---
Total restructuring charges and related asset
  write-downs........................................      201             79          (9)       271
                                                           ===            ===         ===        ===
Total cash payments during the year..................      178             14          --        192
Total accrued liabilities at the end of the year.....      146             63          --        209

YEAR ENDED DECEMBER 31, 2001

Restructuring charge for workforce reduction.........      109             --          --        109
Restructuring charge for lease terminations and
  other..............................................       71             --          --         71
Write down cost......................................       41             --          --         41
Change in estimate...................................       --             --          --         --
                                                           ---            ---         ---        ---
Total restructuring charges and related asset
  write-downs........................................      221             --          --        221
                                                           ===            ===         ===        ===
Total cash payments during the year..................       63             --          --         63
Total accrued liabilities at the end of the year.....      117             --          --        117

    For more information about the Step Change Program, see "Item 4. Information on the Company--Introduction--Step Change Program."

                   ACQUISITIONS, INVESTMENTS AND DIVESTITURES

ACQUISITIONS AND INVESTMENTS

    In 2002, 2001 and 2000, we paid aggregate consideration of $154 million, $597 million and $896 million, respectively, related to acquisitions and investments in joint ventures and affiliated companies completed in those years. Payments made net of cash acquired were $144 million, $578 million and $893 million in 2002, 2001 and 2000, respectively.

    In 2002, we made no significant acquisitions. We increased our investments in a small number of companies in which we had a controlling interest, and we acquired an Italian small-ticket leasing business from Xerox (which was later sold as part of Structured Finance).

    In June 2001, we completed the acquisition of Entrelec Group, a France-based supplier of automation and control products, for total aggregate consideration of $284 million. The acquisition of Entrelec, which had operations in 17 countries, diversified our product range and expanded our customer base in high-growth markets.

    In June 2000, we acquired for aggregate consideration of $130 million the oil and gas service activities of Umoe ASA, a Norwegian service company in the oil and gas industry, to support our further growth in that market.

    In June 2000, we also entered into a share subscription agreement to acquire a 42% interest in b-business partners B.V. Pursuant to the terms of the agreement, we committed to invest a total of $278 million, of which $69 million was paid in 2000 and $134 million was paid during the first half of 2001. In December 2001, Investor AB acquired 90% of our investment and capital commitments for approximately book value, or the equivalent of $166 million in cash. After this initial transaction, b-business partners B.V. repurchased 50% of its outstanding shares, which resulted in a return of capital to us of $10 million. After these transactions, we retain a 4% investment in b-business partners B.V. and we are committed to provide additional capital to b-business partners B.V. of approximately $4 million (a euro-denominated commitment that may fluctuate with exchange rates). Further, b-business partners B.V. retains a put right to cause us to repurchase 150,000 shares of b-business partners B.V. at a cost of approximately $16 million (a euro-denominated commitment that may fluctuate with exchange rates). The 2001 transactions are reflected in our Consolidated Statements of Cash Flows and included in the aggregate total amounts of investments ($578 million, net of cash acquired) and divestment ($283 million, net of cash disposed).

DIVESTITURES

    In 2002, 2001 and 2000, we received aggregate cash consideration of $2,545 million, $283 million and $1,963 million, respectively, from dispositions and recognized net gains (losses) of $(96) million, $34 million and $931 million, respectively. The material dispositions are described below. Cash received from sales of businesses, net of cash disposed, was $2,509 million, $283 million and $1,499 million in 2002, 2001 and 2000, respectively.

    On June 30, 2003, we completed the sale of our 35% interest in Swedish Export Credit Corporation to the Government of Sweden for total cash consideration of SEK 1,240 million (approximately $157 million as of June 30, 2003).

    In May 2003, we sold our interest in Sinopec Corp. in China for approximately $84 million.

    In March 2003, we sold our aircraft leasing business for approximately
$90 million. The business consisted of a portfolio of loans and leases related to commuter aircraft and helicopters used primarily in the northern European and Nordic markets.

    In November 2002, we sold to GE Capital most of our Structured Finance business, which included our global infrastructure financing, equipment leasing and financing businesses. We received cash proceeds of $2,000 million (including a contingent payment of $20 million to be released to us in the future based on amounts alternatively collected by GE Capital) and transferred $578 million of debt to GE Capital. GE Capital has the option to require us to repurchase certain designated assets upon the occurrence of certain events. We recognized a loss of approximately $190 million within income (loss) from discontinued operations, net of tax, of which approximately $146 million relates to the loss on disposal. (The difference of $44 million is attributable to the operational result, amounts for interest expense, taxes, minority interest and other items.)

    In December 2002, we completed the sale of our Metering business, consisting of water and electricity metering, to Ruhrgas Industries GmbH for cash proceeds of $223 million. We recognized a loss on disposal of $48 million (including a goodwill write-off of $65 million) which is included in the total loss of $54 million within income (loss) from discontinued operations, net of tax. (The difference of $6 million is attributable to the operational result, amounts for interest expense, taxes, minority interest and other items.) Also, we disposed of a number of smaller businesses for cash proceeds of $209 million and recognized an aggregate net gain of $24 million.

    In January 2002, we sold our Air Handling business to Global Air Movement (Luxembourg) SARL for cash proceeds of $113 million and a vendor note of $34 million issued by the purchaser and recognized a gain in other income (expense), net of $74 million.

    In 2000, we disposed of our Power Generation segment, which included our investment in the ABB ALSTOM POWER joint venture and our nuclear technology business. We received cash proceeds of $1,197 million from ALSTOM in exchange for our joint venture interest and recognized a gain of $734 million
($713 million, net of tax). We also received proceeds of $485 million from the sale of the nuclear technology business and recognized a gain of $55 million ($17 million, net of tax). The net gain from the sale of the nuclear technology business reflects a $300 million provision for environmental remediation. The gains were also offset by operating losses associated with these businesses. Our Consolidated Financial Statements reflect our former Power Generation segment as discontinued operations.

    For a discussion of our commitments and retained liabilities relating to the divested businesses described above, see "--Contractual Obligations and Commercial Commitments" and "--Contingencies and Retained Liabilities."

    We have announced our intention to divest a number of businesses, including nearly all of the Oil, Gas and Petrochemicals division, Building Systems, ABB Export Bank and our equity ventures participations.

                             SUMMARY FINANCIAL DATA

    The following table shows the amount and percentage of ABB Group revenues derived from each of our business divisions (see Note 25 to our Consolidated Financial Statements):

                                                     REVENUES                  PERCENTAGE OF REVENUES
                                          ------------------------------   ------------------------------
                                             YEAR ENDED DECEMBER 31,          YEAR ENDED DECEMBER 31,
                                          ------------------------------   ------------------------------
                                            2002       2001       2000       2002       2001       2000
                                          --------   --------   --------   --------   --------   --------
                                                    (RESTATED)                       (RESTATED)
                                                 ($ IN MILLIONS)                        (%)
Utilities...............................    4,826      5,634      5,460      20.6       22.5       22.0
Industries..............................    4,412      4,995      5,443      18.9       19.9       22.0
Power Technology Products...............    4,355      3,961      3,587      18.7       15.8       14.5
Automation Technology Products..........    5,035      4,756      4,671      21.6       19.0       18.9
Non-Core Activities
  Insurance.............................      657        956        805       n/a        n/a        n/a
  Equity Venture........................       21         35         41       n/a        n/a        n/a
  Structured Finance....................       92        133        126       n/a        n/a        n/a
  Building Systems......................    2,372      2,568      2,506       n/a        n/a        n/a
  New Ventures..........................      132        113        108       n/a        n/a        n/a
  Other Non-Core Activities.............      912      1,325      1,236       n/a        n/a        n/a
                                           ------     ------     ------     -----      -----      -----
Non-Core Activities Subtotal............    4,186      5,130      4,822      17.9       20.4       19.5
Corporate/Other.........................      527        612        780       2.3        2.4        3.1
                                           ------     ------     ------     -----      -----      -----
SUBTOTAL................................   23,341     25,088     24,763     100.0      100.0      100.0
Consolidation effect and eliminations...   (5,046)    (5,706)    (5,408)
                                           ------     ------     ------
CONSOLIDATED REVENUES...................   18,295     19,382     19,355
                                           ======     ======     ======

    We conduct business in approximately 100 countries around the world. The following table shows the amount and percentage of our consolidated revenues derived from each geographic region (based on the location of the customer) in which we operate:

                                                     REVENUES                  PERCENTAGE OF REVENUES
                                          ------------------------------   ------------------------------
                                             YEAR ENDED DECEMBER 31,          YEAR ENDED DECEMBER 31,
                                          ------------------------------   ------------------------------
                                            2002       2001       2000       2002       2001       2000
                                          --------   --------   --------   --------   --------   --------
                                                    (RESTATED)                       (RESTATED)
                                                 ($ IN MILLIONS)                        (%)
Europe..................................   10,265     10,852     12,104      56.2       55.9       62.6
The Americas............................    4,101      4,863      4,673      22.4       25.1       24.1
Asia....................................    2,603      2,435      1,741      14.2       12.6        9.0
Middle East and Africa..................    1,326      1,232        837       7.2        6.4        4.3
                                           ------     ------     ------     -----      -----      -----
TOTAL...................................   18,295     19,382     19,355     100.0      100.0      100.0
                                           ======     ======     ======     =====      =====      =====

FACTORS AFFECTING COMPARABILITY

    EXCHANGE RATES

    We report our financial results in U.S. dollars. A significant amount of our revenues, expenses, assets and liabilities are denominated in other currencies due to our global operations. As a consequence, movements in exchange rates affect:

    - our profitability,

    - the comparability of our results between periods, and

    - the carrying value of our assets and liabilities.

    When we incur expenses that are not denominated in the same currency as the related revenues, foreign exchange rate fluctuations could adversely affect our profitability.

    We must translate non-U.S. dollar denominated results of operations, assets and liabilities to U.S. dollars in our consolidated financial statements. Balance sheet items are translated to U.S. dollars using year-end exchange rates and income statement and cash flow items are translated using average exchange rates during the relevant period. As a consequence, increases and decreases in the value of the U.S. dollar against other currencies will affect our reported results of operations and the value of our assets and liabilities in our consolidated balance sheet, even if our results of operations or the value of those assets and liabilities has not changed when denominated in their original currency. These translations could significantly affect the comparability of our results between financial periods and/or result in significant changes to the carrying value of our assets, liabilities and stockholders' equity.

    Our cash flow is calculated using the average exchange rates and the balance sheet items are calculated using the year-end exchange rates. The effect of these exchange differences resulted in an increase of $141 million, and decreases of $72 million and $84 million, in 2002, 2001 and 2000, respectively, to our total cash flow.

    Because fluctuations in exchange rates affect the comparability of our results between periods, the discussion of our results of operations below provides, when relevant, information with respect to orders, revenues and earnings before interest and taxes as reported in local currencies.

    In 2002, the euro reversed its 2001 trend and strengthened against the U.S. dollar, reaching an exchange rate of $1.05 = E1.00 at the end of 2002, with a deterioration in the first quarter being offset by a second quarter recovery and then a period of stability prior to further appreciation in December 2002. The average exchange rate for the year was $0.94 = E1.00. The Swiss franc also appreciated against the U.S. dollar, reaching $0.72 = CHF 1.00 at the end of 2002. It had a similar development in relation to the euro, with deterioration in the first quarter being offset by a second quarter recovery and then followed a period of stability prior to further appreciation in December 2002. The average Swiss franc exchange rate for 2002 was $0.64 = CHF 1.00.

    In 2001, the euro weakened against the U.S. dollar, reaching an exchange rate of $0.88 = E1.00 at the end of 2001, with the deterioration in the first half recovering in part in the second half of 2001. The average exchange rate for the year was $0.89 = E1.00. The Swiss franc also declined against the U.S. dollar in the first half of 2001, reaching a low in May and June 2001, with a recovery in the fourth quarter of 2001. However, the Swiss franc declined slightly for the year, closing at $0.59 = CHF 1.00. The average Swiss franc exchange rate for 2001 was $0.59 = CHF 1.00.

    In 2000, the euro weakened against the U.S. dollar from its opening level of $1.00 = E1.00 to a closing exchange rate of $0.93 = E1.00. The average exchange rate for 2000 was also $0.93 = E1.00. The Swiss franc also declined versus the U.S. dollar in 2000, from an opening level of $0.63 = CHF 1.00 to a year-end closing exchange rate of $0.61 = CHF 1.00.

    For more information, see "Item 11. Quantitative and Qualitative Disclosures about Market Risk--Currency Fluctuations and Foreign Exchange Risk."

    INTER-DIVISIONAL SALES

    We evaluate the performance of our divisions based upon earnings before interest and taxes, or operating income, which excludes interest and dividend income, interest expense, provision for taxes, minority interest and income
(loss) from discontinued operations, net of tax. We also measure each division's revenues considering both third-party customer sales as well as inter-divisional sales.

    In mid-2001, we replaced our former business segments with business divisions structured along customer groups. Our product divisions (Power Technology Products and Automation Technology Products divisions) served our end-user divisions (Utilities and Industries), as well as external channel partners such as wholesalers, distributors, OEMs and system integrators. Under this new divisional structure, account managers in the end-user divisions were responsible for marketing all of ABB's products, systems and services to end-user customers. Accordingly, sales of stand-alone products manufactured by the product divisions were sold to end-user customers by the end-user divisions. These product sales are referred to as "pull-through sales." Pull-through sales made by the end-user divisions to customers were attributed to the end-user divisions. The inter-divisional sales made by product divisions to end-user divisions were reflected in the results of each product division and were eliminated in our consolidated results.

    In order to present divisional information on a comparable basis for all years presented, we estimated the amount of pull-through sales and the related earnings before interest and taxes that would have resulted from sales by the product divisions to the end-user divisions under the new divisional structure in 2000 and 2001. Our divisional results reflect actual pull-through sales and earnings before interest and taxes during 2002. Because our estimates of total year pull-through sales in 2001 were higher than the actual amount of pull-through sales reported in 2002, there are several instances in which a division's orders and revenues have decreased in 2002 as compared to 2001. There is no impact on our reported consolidated third-party revenues or earnings before interest and taxes related to these pull-through sales, as inter-divisional transactions and the related earnings before interest and taxes are eliminated in the consolidation process.

    In addition to pull-through sales, which result from our organizational structure in 2001 and 2002 and relate only to the sale of products, other types of inter-divisional sales of products and services are also eliminated on consolidation. A significant proportion of inter-divisional sales in 2002 represented the sale of standard products by our product divisions to the end-user divisions for incorporation into a system or turnkey project. As of January 1, 2003, we created two new core divisions, the Power Technologies division and the Automation Technologies division, each of which combines a former end-user division and a former product division, as outlined in "Item 4. Information on the Company--Introduction--Organizational Structure." As a consequence, we expect the volume of inter-divisional sales to decrease substantially in 2003.

                                     ORDERS

    We book an order when a binding contractual agreement has been concluded with the customer covering, at a minimum, the price and the scope of products or services to be supplied. Approximately 6% of the total U.S. dollar value of our orders booked in 2002 were "large orders", which we define as orders from third parties involving at least $15 million worth of products or systems. Portions of our business, particularly in our Utilities and Industries divisions, involve orders related to long-term projects which can take many months or even years to complete. Revenues related to these large orders are typically recognized on a percentage of completion basis over a period, ranging from several months to several years.

    The level of orders can fluctuate from year to year. Arrangements included in particular orders can be complex and non-recurring. Although large orders are more likely to result in revenues in future periods, the level of large orders, and orders generally, cannot be used to predict accurately future revenues or operating performance. Orders that are placed can be cancelled, delayed or modified by the customer. These actions can have the effect of reducing or eliminating the level of expected revenues or delaying the realization of revenues. The Utilities and the Industries divisions' total orders contained approximately 12% and 9%, respectively, of large orders, in 2002.

                      PERCENTAGE OF COMPLETION ACCOUNTING

    When we undertake a long-term, fixed price project, we recognize costs, revenues and profit margin from that project in each period based on the percentage of the project completed. Profit margin is based on our estimate of the amount by which total contract revenues will exceed total contract costs at completion. The nature of this accounting method is such that refinements of the estimating process for changing conditions and new developments are continuous. Accordingly, as work progresses or as change orders are approved and estimates are revised, contract margins may be increased or reduced. Expected losses on loss contracts are recognized in full immediately.

    In an effort to reduce the amount of risk associated with fixed price contracts we have shifted our focus to reimbursable contracts, in which we charge our customers the sum of our materials, production, logistics, administrative and financial costs, together with a negotiated operating profit margin. Additionally, we expect the planned disposal of the Oil, Gas and Petrochemicals division to further reduce our exposure to risk from long-term fixed price contracts.

                       ANALYSIS OF RESULTS OF OPERATIONS

CONSOLIDATED

    YEAR ENDED DECEMBER 31, 2002 COMPARED WITH YEAR ENDED DECEMBER 31, 2001

    ORDERS

    Orders for the ABB Group (excluding discontinued operations) decreased $1,560 million, or 8%, to $18,112 million in 2002 from $19,672 million in 2001. As reported in local currencies, orders declined by 10% in 2002 compared to 2001. The level of orders in 2002 compared to 2001 increased in the Automation Technologies division, Power Technologies division and Industries division (after excluding the "pull-through effect"), but this increase was more than offset by reductions within the Utilities division and Non-Core Activities.

    REVENUES

    Revenues for the ABB Group decreased by $1,087 million, or 6%, to $18,295 million in 2002 from $19,382 million in 2001. As reported in local currencies, revenues decreased by 8% in 2002 compared to 2001. This reflects the effect of translating revenues generated in local currencies into the U.S. dollar, which weakened against most of our local currencies. This decrease in revenues on a consolidated basis was primarily within Non-Core Activities.

    UTILITIES DIVISION revenues decreased by $808 million, or 14%, in 2002 compared to 2001 (a 15% decrease as reported in local currencies). The decrease in revenues was primarily due to a reduction in revenues from "pull-through" sales, or sales of pull-through volumes. Excluding this effect, revenues were flat.

    INDUSTRIES DIVISION revenues decreased by $583 million, or 12%, in 2002 compared to 2001 (a 14% decrease as reported in local currencies). The decrease in revenues was also primarily due to a reduction in pull-through volumes. Excluding this effect, revenues were flat.

    POWER TECHNOLOGY PRODUCTS DIVISION revenues increased by $394 million, or 10%, in 2002 compared to 2001 (a 9% increase as reported in local currencies), primarily due to increases in the High-Voltage Technology and Power Transformers business areas and a modest increase in the Medium-Voltage business area.

    AUTOMATION TECHNOLOGY PRODUCTS DIVISION revenues increased by $279 million, or 6%, in 2002 compared to 2001 (a 3% increase as reported in local currencies), primarily reflecting growth in the Robotics business area.

    NON-CORE ACTIVITIES revenues decreased by $944 million, or 18%, in 2002 compared to 2001 (a 22% decrease as reported in local currencies). This decrease resulted from the cessation of certain re-insurance activities within the Insurance business area, the sale of the Air Handling business in January 2002, market downturns within the Building Systems business area and the strategic reduction of our presence in some of the markets of the Logistic Systems and Customer Service business areas.

    A more detailed discussion of the results of our individual divisions follows in "--Business Divisions."

    COST OF SALES

    Cost of sales for the ABB Group decreased by $1,108 million, or 7%, to $13,769 million in 2002 from $14,877 million in 2001. As a percentage of revenues, cost of sales decreased from 77% in 2001 to 75% in 2002. The decrease was primarily attributable to improvements within the Power Technology Products and Automation Technology Products divisions and the non-recurrence of a number of costs from 2001 within Non-Core Activities. In 2001, within Non-Core Activities, as a result of a change in the accounting estimate for reinsurance reserves, a $295 million non-cash charge was booked, along with a charge for $138 million in underwriting losses in the Insurance business area. Additionally, we recorded costs and provisions related to alternative energy projects of $55 million in the New Ventures business area in 2001. The non-recurrence of these costs in 2002 in Non-Core Activities has been partly offset by project write-downs, closure and restructuring costs within the Building Systems business area. The Utilities division cost of sales deteriorated due to the execution of low-margin systems projects taken before 2001 in the Power Systems business area. We have adopted a selective bidding approach within the Utilities division aimed at reducing project risks and securing better margins.

    Our cost of sales consists primarily of labor, raw materials and related components. Cost of sales also includes provisions for warranty claims, contract losses and project penalties, as well as order-related development expenses related to projects for which we have recognized corresponding revenues. Order-related development expenditures amounted to $249 million and $405 million in 2002 and 2001, respectively. Order-related development amounts are initially recorded in inventories as part of the work in progress of a contract, and then reflected in cost of sales at the time revenue is recognized.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

    Selling, general and administrative expenses increased by $40 million, or 1%, to $4,033 million in 2002 from $3,993 million in 2001. As reported in local currencies, selling, general and administrative expenses decreased 2% in 2002 compared to 2001. Improvements in selling, general and administrative expenses were the result of the continuing group-wide cost reduction and efficiency improvement initiatives from 2001 and the recovery of payments from two former chief executive officers. These improvements were slightly offset by the group-wide integration costs of group processes, along with a reduction in the rate of capitalization of internally developed software. As a percentage of revenues, selling, general and administrative expenses increased to 22% in 2002 from 21% in 2001. Non-order related research and development costs, which are included in selling, general and administrative expenses, were $550 million and $593 million in 2002 and 2001, respectively. For the year 2002, the Automation Technology Products and Power Technology Products divisions incurred non-order related research and development costs of $219 million and $119 million, respectively. The remaining costs were shared among the other divisions.

    AMORTIZATION EXPENSE

    Amortization expense decreased by $154 million, or 79%, to $41 million in 2002 from $195 million in 2001. This decrease reflects the implementation of SFAS 142, pursuant to which we ceased to amortize goodwill arising from acquisitions, with effect from January 1, 2002. The expense in 2002 primarily reflects the amortization of intellectual property related to the 1999 acquisition of Elsag Bailey Process Automation N.V.

    OTHER INCOME (EXPENSE), NET

    Other income (expense), net, typically consists of: our share of income or loss on investments, principally from our Equity Ventures business area; gains or losses from sales of businesses, investments and property, plant and equipment; license income; and restructuring charges. Other income (expense), net, improved by $102 million, or 64%, to an expense of $58 million in 2002 from an expense of $160 million in 2001. The increase in capital gains to $119 million in 2002 from $56 million in 2001 primarily reflected the gain on the sale of our Air Handling business in January 2002. In addition, income from equity accounted companies, license income and other increased to $177 million in 2002 from $95 million in 2001 (primarily related to our investment in the Swedish Export Credit Corporation). Amounts in 2001 from our investment in the Swedish Export Credit Corporation were restated as described in Note 13 to the Consolidated Financial Statements. These increases were partly offset by the combined effects of the increase in restructuring expenses to $261 million in 2002 from $220 million in 2001 and the increase in asset write-downs of both tangible and intangible assets to $93 million in 2002 from $91 million in 2001.

    EARNINGS BEFORE INTEREST AND TAXES

    Earnings before interest and taxes, or operating income, increased
$237 million, or 151%, to $394 million in 2002 from $157 million in 2001. As reported in local currencies, earnings before interest and taxes improved by 143% in 2002 when compared to 2001. The increase is primarily attributable to the lower cost of sales percentage, the cessation of goodwill amortization in 2002 and higher income from equity accounted companies. As a percentage of revenues, earnings before interest and taxes increased from 1% in 2001 to 2% in 2002.

    NET INTEREST AND OTHER FINANCE EXPENSE

    Net interest and other finance expense consists of interest and dividend income offset by interest and other finance expense. In 2002, the benefit from the gain on the 4.625% convertible unsubordinated bonds due 2007 and lower market interest rates were partially offset by higher financing costs and the unfavorable impact of our lower credit ratings. Net interest and other finance expense decreased by $80 million, or 36%, to an expense of $143 million in 2002 from an expense of $223 million in 2001.

    Interest and dividend income decreased by $188 million, or 49%, to $193 million in 2002 from $381 million in 2001, primarily due to the sale of trading securities following the cessation of proprietary trading in Treasury Centers and the reduction in market interest rates.

    Interest and other finance expense decreased by $268 million, or 44%, to $336 million in 2002 from $604 million in 2001, primarily as a result of a reduction in total borrowings and the recognition of income of $215 million related to the recognition of the fair value of an embedded derivative contained in the convertible bonds that we issued in May 2002. This unrealized gain resulted from the application of Statement of Financial Accounting Standards
No. 133 ("SFAS 133"), ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, which required us to mark to market the value of the equity conversion option in the bonds. The value of this option will fluctuate inversely to our share price and will be reflected in future annual earnings. See "--Financial Position" for a more detailed discussion of the application of SFAS 133 to our bonds. These gains within interest and other finance expense were partially offset by costs of $99 million associated with our debt refinancing.

    PROVISION FOR TAXES

    Provision for taxes increased by $20 million, or 32%, to $83 million in 2002 from $63 million in 2001. The increase in the provision primarily reflects the increase in income from continuing operations before taxes and minority interest from a loss of $66 million in 2001 to income of $251 million in 2002. As a percentage of income from continuing operations before taxes and minority interest, the effective tax rate in 2002 was 33.1% in 2002. Despite the loss on the Group level in 2001, taxes were payable by various Group subsidiaries and in various foreign jurisdictions in which the Group operates. The 2001 tax provision reflects the inclusion in 2001 of the provision for our reinsurance business located in a low tax jurisdiction and the reclassification in 2001 of a $12 million gain on extinguishment of debt. Excluding the tax effect of these items, the effective tax rate in 2001 would have been 29.2%. We generally conduct our tax planning activities to achieve a tax structure for ABB that provides for an effective tax rate of approximately 30% on our operations. For further information, see Note 18 to the Consolidated Financial Statements.

    INCOME (LOSS) FROM CONTINUING OPERATIONS

    Income (loss) from continuing operations improved by $262 million to an income of $97 million in 2002 from a loss of $165 million in 2001. The improvement reflected the impact of the items discussed above.

    INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX

    Loss from discontinued operations, net of tax, increased by $379 million to $880 million in 2002 from $501 million in 2001. Taxes on discontinued operations increased by $33 million to an expense of $72 million in 2002 from an expense of $39 million in 2001. This net loss reflects losses relating to the following businesses, which we have divested or are planning to divest or discontinue.

                                                                        YEAR ENDED
                                                                       DECEMBER 31,
                                                              ------------------------------
DISCONTINUED OPERATIONS                                         2002       2001       2000
-----------------------                                       --------   --------   --------
                                                                     ($ IN MILLIONS)
Oil, Gas and Petrochemicals.................................    (121)         8       105
Structured Finance..........................................    (190)         8        (7)
Metering....................................................     (54)        14        19
Combustion Engineering......................................    (420)      (470)      (70)
Power Generation............................................      --         --       638
Other divested businesses...................................     (20)        (7)       (4)
Abandoned businesses/Other..................................     (75)       (54)       (4)
                                                                ----       ----       ---
Income (loss) from discontinued operations, net of tax......    (880)      (501)      677
                                                                ====       ====       ===

    A detailed discussion of the results of the significant discontinued businesses follows in "--Business Divisions."

    NET INCOME (LOSS)

    As a result of the loss from discontinued operations, net of tax, discussed above, net loss increased by $54 million, or 7%, to $783 million in 2002 from $729 million in 2001.

    EARNINGS (LOSS) PER SHARE

    Basic earnings (loss) per share represented a loss per share of $0.70 in 2002 compared to a loss per share of $0.64 in 2001, largely resulting from the factors mentioned above negatively impacting net income. Basic loss per share from discontinued operations was $0.79 in 2002 compared to a loss per share of $0.43 in 2001. Basic earnings (loss) per share from continuing operations was earnings per share of $0.09 in 2002 compared to a loss per share of $0.15 in 2001, primarily as a result of the improvement in cost of sales and the cessation of goodwill amortization.

    In 2002, the potential common shares issuable pursuant to our convertible bonds were included in the computation of diluted earnings (loss) per share. The diluted earnings (loss) per share represented a loss per share of $0.83 in 2002 compared to a loss per share of $0.64 in 2001, largely resulting from the factors mentioned above negatively impacting net income. Diluted loss per share from discontinued operations was $0.75 in 2002 compared to diluted loss per share from discontinued operations of $0.43 in 2001, reflecting the increase in the loss from discontinued operations discussed above. Diluted earnings (loss) per share from continuing operations improved to a loss of $0.08 per share in 2002 from a loss per share of $0.15 in 2001, primarily a result of the improvement in cost of sales and the cessation of goodwill amortization.

    YEAR ENDED DECEMBER 31, 2001 COMPARED WITH YEAR ENDED DECEMBER 31, 2000

    ORDERS

    Orders for the ABB Group (excluding discontinued operations) decreased $1,236 million, or 6%, to $19,672 million in 2001 from $20,908 million in 2000. As reported in local currencies, orders declined by 1% in 2001 compared to 2000. The level of orders in 2001 compared to 2000 increased in the Power Technologies division and Utilities division, with decreases in the other divisions.

    REVENUES

    Revenues for the ABB Group increased by $27 million to $19,382 million in 2001 from $19,355 million in 2000. As reported in local currencies, revenues increased by 5% in 2001 compared to 2000. This reflects the significant effect of translating revenues generated in local currencies into the U.S. dollar, which strengthened against most of our local currencies.

    UTILITIES DIVISION revenues increased by $174 million, or 3%, in 2001 compared to 2000 (a 7% increase as reported in local currencies). Revenues increased in all business areas except Utility Services.

    INDUSTRIES DIVISION revenues decreased by $448 million, or 8%, in 2001 compared to 2000 (a 4% decrease as reported in local currencies). The reduction in the Automotive and Manufacturing business area as a result of the global economic slowdown in the automotive industry was partly offset by an increase in the Marine and Turbocharging and Petroleum, Chemical and Life Sciences business areas.

    POWER TECHNOLOGY PRODUCTS DIVISION revenues increased by $374 million, or 10%, in 2001 compared to 2000 (a 16% increase as reported in local currencies). Revenues increased in most of the business areas, with our High-Voltage Products business area being the main contributor to the revenue increase.

    AUTOMATION TECHNOLOGY PRODUCTS DIVISION revenues increased by $85 million, or 2%, in 2001 compared to 2000 (a 7% increase as reported in local currencies). Revenue growth was strongest in our Drives and Power Electronics business area, offset in part by a decline in our Robotics business area.

    NON-CORE ACTIVITIES revenues increased by $308 million, or 6%, in 2001 compared to 2000 (a 12% increase as reported in local currencies). This increase primarily reflected improved revenues from our Insurance business area.

    A more detailed discussion of the individual divisions follows in "--Business Divisions."

    COST OF SALES

    Cost of sales for the ABB Group increased by $679 million, or 5%, to $14,877 million in 2001 from $14,198 million in 2000. As a percentage of revenues, cost of sales increased from 73% in 2000 to 77% in 2001. The increase in the cost of sales as a percentage of revenues was primarily attributable to Non-Core Activities, in particular a $295 million non-cash charge from a change in accounting estimate for reinsurance reserves within the Insurance business area. Prior to 2001, we presented a portion of our insurance reserves on a discounted basis, which estimated the present value of funds required to pay losses at future dates. During 2001, the timing and amount of claims payments being ceded to us in respect of prior years' finite risk reinsurance contracts changed and could no longer be reliably determined at December 31, 2001. Therefore, we have not discounted our loss reserves, resulting in a charge to losses and loss adjustment expenses in 2001 of $295 million. In addition, our Insurance business area also recorded provisions for $138 million in underwriting losses, including $48 million in provisions for expected claims arising from the events of September 11, 2001. Additionally, there were costs and provisions for alternative energy projects of $55 million in the New Ventures business area. Order-related development expenditures for the ABB Group amounted to $405 million and $555 million, in 2001 and 2000, respectively.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

    Selling, general and administrative expenses decreased by $62 million, or 2%, to $3,993 million in 2001 from $4,055 million in 2000. The decrease reflects group-wide cost reduction and efficiency improvement initiatives. As a percentage of revenues, selling, general and administrative expenses remained flat at 21%. Non-order related research and development costs are mostly included in selling, general and administrative expenses, and were $593 million in 2001 and $660 million in 2000.

    AMORTIZATION EXPENSE

    Amortization expense increased by $5 million, or 3%, to $195 million in 2001 from $190 million in 2000, attributable to slightly higher amortization of purchased goodwill and intangibles, in particular from the acquisition of Entrelec Group in June 2001. In accordance with SFAS 142, goodwill is no longer amortized as of January 1, 2002.

    OTHER INCOME (EXPENSE), NET

    Other income (expense), net, deteriorated by $421 million, to an expense of $160 million in 2001 from an income of $261 million in 2000. The change was primarily related to the benefit in 2000 of $434 million from capital gains, which was not repeated, as against $56 million in 2001. The significant capital gains in 2000 primarily resulted from the sale of non-core property and businesses. Restructuring expenses increased by $28 million to $220 million in 2001 from $192 million in 2000. Also included were asset write-downs of both tangible and intangible assets ($91 million in 2001, $17 million in 2000), and income from equity accounted companies, license income and other of $95 million in 2001 and $36 million in 2000. (The income from equity accounted companies was affected by the restatement of an equity investment in Note 13 to the Consolidated Financial Statements.)

    EARNINGS BEFORE INTEREST AND TAXES

    Earnings before interest and taxes, or operating income, decreased
$1,016 million, or 87%, to $157 million in 2001 from $1,173 million in 2000. As reported in local currencies, earnings before interest and taxes declined by 83% in 2001 compared to 2000. The decrease was primarily attributable to the higher cost of sales in 2001, and the significantly lower capital gains recorded in 2001 compared to 2000. When adjusted for capital gains of $56 million in 2001 and $434 million in 2000, operating income decreased by 86% in 2001 compared to 2000. As a percentage of revenues, reported operating income decreased from 6% in 2000 to 1% in 2001.

    NET INTEREST AND OTHER FINANCE EXPENSE

    Net interest and other finance expense consists of interest and dividend income and interest and other finance expense. Net interest and other finance expense increased by $156 million to an expense of $223 million in 2001 from an expense of $67 million in 2000. Interest and dividend income decreased by $6 million, or 2%, to $381 million in 2001 from $387 million in 2000 due to a nominal reduction in interest-earning marketable securities. Interest and other finance expense increased by $150 million, or 33%, to $604 million in 2001 from $454 million in 2000. This increase was primarily the result of a higher net debt position, which arose to fund our share repurchases in 2001, as well as costs associated with the listing of our shares in the United States. The increase also related to the change in fair value of the cash-settled call options that we purchased in June 2000 to hedge the exposure to fluctuations in fair value of the warrant appreciation rights granted under our management incentive plan. For a detailed description of the hedging costs related to our management incentive plan, see Note 21 to the Consolidated Financial Statements. Interest expense reflects fluctuations, which may be substantial, in the level of borrowings throughout the year as required by the operating needs of our business.

    PROVISION FOR TAXES

    Provision for taxes decreased by $237 million, or 79%, to $63 million in 2001 from $300 million in 2000. The decrease in the provision primarily reflects the reduction in income from continuing operations before taxes and minority interests, which declined from an income of $1,106 million in 2000 to a loss of $66 million in 2001. As a percentage of income from continuing operations before taxes and minority interest, the effective tax rate in 2000 was 27.1%. Despite the loss on the Group level in 2001, taxes were payable by various Group subsidiaries and in various foreign jurisdictions in which the Group operates. The 2001 tax provision reflects the inclusion in 2001 of the provision for our reinsurance business located in a low tax jurisdiction and the reclassification in 2001 of a $12 million gain on extinguishment of debt. Excluding the tax effect of these items, the effective tax rate in 2001 would have been 29.2%. We generally conduct our tax planning activities to achieve a tax structure for ABB that provides for an effective tax rate of approximately 30% on our operations. For further information, see Note 18 to the Consolidated Financial Statements.

    INCOME (LOSS) FROM CONTINUING OPERATIONS

    Income (loss) from continuing operations decreased by $931 million to a loss of $165 million in 2001 from an income of $766 million in 2000. The decrease reflects the impact of the items discussed above.

    INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX

    Loss from discontinued operations, net of tax, was $501 million in 2001, compared to an income, net of tax, of $677 million in 2000. Taxes on discontinued operations decreased by $89 million to an expense of $39 million in 2001 from an expense of $128 million in 2000. The net loss from discontinued operations reflects the significant reduction in gains from the sale of discontinued operations and an additional provision taken for the asbestos liabilities relating to our discontinued Power Generation segment. In 2000, we recorded gains of $730 million on the sale of our interest in the ABB ALSTOM POWER joint venture and our nuclear technology business, which were not repeated in 2001. During 2001, we experienced a substantial increase in the level of new asbestos claims as well as an increase in settlement costs per claim. In light of this, we recorded a charge of $470 million. See "--Contingencies and Retained Liabilities."

    NET INCOME (LOSS)

    As a result of the factors discussed above, net income decreased to a loss of $729 million in 2001 from an income of $1,443 million in 2000. The net loss in 2001 primarily reflects the significantly lower level of gains from sales of businesses, including discontinued business, and higher cost of sales, which includes the non-cash charge related to our reinsurance business. We also recorded a one-time after tax charge of $63 million due to the cumulative effect of the change in accounting principles upon adoption of the Statement of Financial Accounting Standards No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES.

    EARNINGS (LOSS) PER SHARE

    Basic and diluted earnings (loss) per share was a loss per share of $0.64 in 2001 compared to an income per share of $1.22 in 2000, largely resulting from the factors mentioned above which negatively impacted net income. Basic and diluted loss per share from discontinued operations were $0.43 in 2001 compared to earnings per share of $0.57 in 2000, reflecting the loss from discontinued operations discussed above as opposed to a gain in 2000. Basic and diluted earnings (loss) per share from continuing operations decreased to a loss of $0.15 in 2001 from earnings of $0.65 per share in 2000, primarily as a result of decreases in gross margin and capital gains and a higher interest expense in 2001.

BUSINESS DIVISIONS

OVERVIEW

    In April 2002, we merged our Process Industries division and our Manufacturing and Consumer Industries division to form a new Industries division. Segment data are presented below to reflect this change and prior period data have been restated accordingly.

    In order to streamline our structure and improve operational performance, we have, as of January 1, 2003, put in place two divisions: Power Technologies, which combines the Power Technology Products and Utilities divisions; and Automation Technologies, which combines the

Automation Technology Products and Industries divisions. The discussion of our results of operations by business division set forth below is based on our reporting structure in 2002 and does not reflect this new division reporting.

    Revenues, earnings before interest and taxes (or operating income) and operating margins from continuing operations by division for the fiscal years 2002, 2001 and 2000 and net operating assets as of December 31, 2002, 2001 and 2000 are as follows (see also Note 25 to the Consolidated Financial Statements):

                                                      REVENUES                   NET OPERATING ASSETS
                                           ------------------------------   ------------------------------
                                              YEAR ENDED DECEMBER 31,                DECEMBER 31,
                                           ------------------------------   ------------------------------
                                             2002       2001       2000       2002       2001       2000
                                           --------   --------   --------   --------   --------   --------
                                                     (RESTATED)                       (RESTATED)
                                                  ($ IN MILLIONS)                  ($ IN MILLIONS)
Utilities................................    4,826      5,634      5,460        992        790        755
Industries...............................    4,412      4,995      5,443      1,129        924        829
Power Technology Products................    4,355      3,961      3,587      1,389      1,283      1,302
Automation Technology Products...........    5,035      4,756      4,671      2,278      2,287      2,436
Non-Core Activities
  Insurance..............................      657        956        805      1,397      1,093        912
  Equity Venture.........................       21         35         41      1,096      1,160        556
  Structured Finance.....................       92        133        126      1,346      1,789      1,309
  Building Systems.......................    2,372      2,568      2,506         68        (23)        57
  New Ventures...........................      132        113        108        308        262         60
  Other Non-Core Activities..............      912      1,325      1,236       (456)      (795)       583
                                            ------     ------     ------     ------     ------     ------
Non-Core Activities Subtotal.............    4,186      5,130      4,822      3,759      3,486      3,477
Corporate/Other..........................      527        612        780      9,344      7,320      5,335
Consolidation effect and eliminations....   (5,046)    (5,706)    (5,408)    (7,633)    (5,346)    (2,567)
                                            ------     ------     ------     ------     ------     ------
CONSOLIDATED FIGURES.....................   18,295     19,382     19,355     11,258     10,744     11,567
                                            ======     ======     ======     ======     ======     ======

                                                        EARNINGS BEFORE
                                                       INTEREST AND TAXES
                                                       (OPERATING INCOME)                         OPERATING MARGINS
                                              ------------------------------------      --------------------------------------
                                                    YEAR ENDED DECEMBER 31,                    YEAR ENDED DECEMBER 31,
                                              ------------------------------------      --------------------------------------
                                                2002          2001          2000          2002           2001           2000
                                              --------      --------      --------      --------       --------       --------
                                                           (RESTATED)                                 (RESTATED)
                                                        ($ IN MILLIONS)                                  (%)
Utilities...................................      75           158           251           1.6            2.8            4.6
Industries..................................     145           151           197           3.3            3.0            3.6
Power Technology Products...................     353           234           244           8.1            5.9            6.8
Automation Technology Products..............     373           364           445           7.4            7.7            9.5
Non-Core Activities
  Insurance.................................      40          (342)           98           n/a            n/a            n/a
  Equity Venture............................      38            76            70           n/a            n/a            n/a
  Structured Finance........................     116            27            47           n/a            n/a            n/a
  Building Systems..........................    (114)           20            57           n/a            n/a            n/a
  New Ventures..............................     (68)         (167)          (12)          n/a            n/a            n/a
  Other Non-Core Activities.................    (171)          (66)          (43)          n/a            n/a            n/a
                                                ----          ----         -----          ----           ----           ----
Non-Core Activities Subtotal................    (159)         (452)          217          (3.8)          (8.8)           4.5
Corporate/Other.............................    (317)         (165)         (135)          n/a            n/a            n/a
Consolidation effect and eliminations.......     (76)         (133)          (46)          n/a            n/a            n/a
                                                ----          ----         -----          ----           ----           ----
CONSOLIDATED OPERATING INCOME/MARGINS.......     394           157         1,173           2.2            0.8            6.1
                                                ====          ====         =====          ====           ====           ====

DIVISION COSTS

    Cost of sales and selling, general and administrative expenses comprise the most significant part of operating expenses for all divisions. Cost of sales includes costs related to the sale of products and services, which comprise, among other things, the cost of raw materials, components, order-related research and development and procurement costs. Selling, general and administrative expenses include the overhead related to the sales force and all costs related to general management, human resources, financial control, corporate finance and non-order related research and development.

    Selling, general and administrative expenses as a percentage of revenues are typically higher in the Automation Technology Products division compared to our other industrial divisions, due to relatively higher volumes attributable to smaller units of sales.

    Further details of the divisional performances follow.

UTILITIES

    In the utilities sector, our main customers are power utilities whom we serve with power transmission and distribution products, systems and services. We also serve gas and water utilities. Demand in the power utilities markets has been driven in recent years primarily by deregulation and privatization, which result in a more competitive environment for our customers. In particular, utilities continue to look for ways to optimize existing assets. This trend is well advanced--but ongoing--in the United States, Western Europe and parts of Latin America. Management believes that it is also spreading into other parts of Europe and many emerging markets.

    In North America, utilities continue to reduce the investment in new power generation capacity and, as a result, also in power transmission systems. This trend has been partially offset by grid interconnections and upgrading projects to improve existing systems. Demand in Latin America has been impacted by the political and economic uncertainties. As a result, a number of projects were delayed into 2003. European utilities invested cautiously in 2002 as they waited for the regulatory environment to stabilize. Development in Middle East, Africa and Asia was positive.

    YEAR ENDED DECEMBER 31, 2002 COMPARED WITH YEAR ENDED DECEMBER 31, 2001

    ORDERS

    Orders decreased by $1,978 million, or 31%, to $4,458 million in 2002 from $6,436 million in 2001. Currency fluctuations did not impact the order comparison. Inter-division orders amounted to $224 million in 2002 (representing 5% of total division orders in 2002) and $164 million in 2001 (representing 3% of total division orders in 2001). Excluding the pull-through effect, orders decreased by 26%. This decrease was primarily related to the Power Systems business area, which experienced significant reduction in large orders compared to 2001, when we took two large orders from China and Brazil with a combined value of more than $500 million. In addition, a selective bidding approach aimed at reducing project risks and securing better margins reduced the number of bids and, consequently, the order intake.

    REVENUES

    Revenues decreased by $808 million, or 14%, to $4,826 million in 2002 from $5,634 million in 2001. As reported in local currencies, revenues decreased by 15%. Inter-division revenues amounted to $220 million in 2002 (representing 5% of total division revenues in 2002) and $148 million in 2001 (representing 3% of total division revenues in 2001). Excluding the impact of pull-through sales, which fell in 2002 compared to 2001, revenues remained flat. Revenues were sustained by the high order backlog at the end of 2001.

    OPERATING INCOME

    Earnings before interest and taxes, or operating income, decreased by $83 million, or 53%, to $75 million in 2002 from $158 million in 2001. As reported in local currencies, earnings before interest and taxes decreased by 49%. Excluding capital gains of $11 million ($15 million in 2001), the impact of pull-through sales, the restructuring charges and related asset write-downs of $31 million ($24 million in 2001) and the goodwill amortization expense of $24 million in 2001, earnings before interest and taxes decreased by 37%. Operating income in the Power Systems business area decreased mainly due to the execution of low-margin projects taken before 2001. This decrease was partly offset by higher earnings in the Utility Automation business area, which benefited from an improved cost base.

    YEAR ENDED DECEMBER 31, 2001 COMPARED WITH YEAR ENDED DECEMBER 31, 2000

    ORDERS

    Orders increased by $201 million, or 3%, to $6,436 million in 2001 from $6,235 million in 2000. As reported in local currencies, orders increased by 7% in 2001 compared to 2000. Inter-division orders amounted to $164 million in 2001 (representing 5% of total division orders in 2001) and $279 million in 2000 (representing 4% of total division orders in 2000). The order improvement included a $360 million order in China for the Power Systems business area, announced in the fourth quarter of 2001. This order related to a project involving the construction of a HVDC power transmission system linking hydropower plants in central China to the Guangdong province. In addition, large orders in the Power Systems business area during 2001 included a $182 million project order from Brazil. In 2001, large orders represented approximately 17% of the division's total orders.

    REVENUES

    Revenues increased by $174 million, or 3%, to $5,634 million in 2001 from $5,460 million in 2000. As reported in local currencies, revenues increased 7% in 2001 compared to 2000. Inter-division revenues amounted to $148 million in 2001 (representing 3% of total division revenues in 2001) and $136 million in 2000 (representing 2% of total division revenues in 2000). All business areas except Utility Services reported higher revenues in 2001 compared to 2000 due to strong order intake in 2000. Revenues in the Utility Services business area in 2000 reflected the invoicing of a major portion of the contract delivery (amounting to $100 million) upon reaching certain milestones with respect to a large Commonwealth Edison power transmission and distribution system upgrade project in Chicago. This unusually high level of revenues was not repeated in 2001.

    OPERATING INCOME

    Earnings before interest and taxes, or operating income, decreased by $93 million, or 37%, to $158 million in 2001 from $251 million in 2000. There was no significant effect from translating local currency earnings into U.S. dollars. Operating income included capital gains of $15 million in 2001
($54 million in 2000). When adjusted for capital gains, earnings before interest and taxes decreased by 27%. The reduction primarily related to the Power Systems business area, where competition-driven price deterioration reduced margins, and fixed costs related to projects that were deferred negatively impacted profitability.

INDUSTRIES

    Customers of our Industries division span a broad range of sectors and regions. Consequently, demand is influenced by many factors and can vary significantly among customer groups within a given time period. Demand influences are similar to those seen in the Automation Technology Products markets, although Industries' offering goes beyond products to systems and services.

    In 2002, the consolidation trend in the paper industry continued, resulting in flat demand. Petrochemical and chemical markets were weak (except in India and China) due to high oil prices. However, demand for oil and gas production projects continued. Demand in the metals and mining industry was stable. Overall, the automotive market was down in 2002, driven largely by reduced spending by OEMs.

    YEAR ENDED DECEMBER 31, 2002 COMPARED WITH YEAR ENDED DECEMBER 31, 2001

    ORDERS

    Orders decreased by $251 million or 5%, to $4,614 million from $4,865 million in 2001. As reported in local currencies, orders decreased by 7% in 2002. Inter-division orders amounted to $101 million in 2002 (representing 2% of total division orders in 2002) and $110 million in 2001 (representing 2% of total division orders in 2001). Excluding the pull-through effect, orders increased by 9%. Strong demand in India and China led to the increased order intake in the Petroleum, Chemical and Life Sciences business area as well as the Paper, Printing, Metals and Minerals business area, which partially offset decreased orders in the Marine and Turbocharging business area.

    REVENUES

    Revenues decreased by $583 million, or 12%, to $4,412 million from $4,995 million in 2001. As reported in local currencies, revenues decreased by 14% in 2002. Inter-division revenues amounted to $110 million in 2002 (representing 3% of total division revenues in 2002) and $101 million in 2001 (representing 2% of total division revenues in 2001). Excluding the pull-through effect, revenues remained flat. Revenues mainly increased in the Petroleum, Chemical and Life Sciences business area due to strong order backlog at the end of 2001 and improved market conditions in the Middle East, Africa and Asia. This increase was offset by a reduction in revenues in the Automotive and Manufacturing business area.

    OPERATING INCOME

    Earnings before interest and taxes, or operating income, decreased by $6 million, or 4%, to $145 million from $151 million in 2001. As reported in local currencies, earnings before interest and taxes decreased by 6% in 2002 compared to 2001. Excluding the pull-through effect, restructuring charges and related asset write-downs of $59 million ($38 million in 2001) and goodwill amortization expense of $41 million in 2001, earnings before interest and taxes decreased by 6%. All business areas contributed to this reduction with the exception of the Marine and Turbocharging business area, which maintained its earnings at 2001 levels. Earnings in 2002 were also affected by a non-recurring charge of $20 million.

    YEAR ENDED DECEMBER 31, 2001 COMPARED WITH YEAR ENDED DECEMBER 31, 2000

    ORDERS

    Orders decreased by $879 million, or 15%, to $4,865 million in 2001 from $5,744 million in 2000. As reported in local currencies, orders decreased by 12%. Inter-division orders amounted to $110 million in 2001 (representing 2% of total division orders in 2001) and $81 million in 2000 (representing 1% of total division orders in 2000). Orders increased significantly in the Petroleum, Chemical and Life Sciences business area, offsetting decreases in the Paper, Printing, Metals and Minerals and Marine and Turbocharging business areas. Orders decreased significantly in our

Automotive and Manufacturing business area, particularly in the United States, Germany and Sweden. Additionally, large order intake decreased, as well as orders for standard products, particularly robots supplied by the Automation Technology Products division.

    REVENUES

    Revenues decreased by $448 million, or 8%, to $4,995 million in 2001 from $5,443 million in 2000. As reported in local currencies, revenues decreased by 4% in 2001 compared to 2000. Inter-division revenues amounted to $101 million in 2001 (representing 2% of total division revenues in 2001) and $79 million in 2000 (representing 1% of total division revenues in 2000). The decrease in the division's revenues mainly arose from the impact of the global economic slowdown in our Automotive and Manufacturing business area. This was partly offset by increases in our Marine and Turbocharging business area because of the high order backlog from 2000 and in the Petroleum, Chemical and Life Sciences business area due to improved market conditions.

    OPERATING INCOME

    Earnings before interest and taxes, or operating income, decreased by $46 million, or 23%, to $151 million in 2001 from $197 million in 2000. As reported in local currencies, earnings before interest and taxes declined by 22% in 2001 compared to 2000. The Automotive and Manufacturing business area in Germany was impacted by a number of project losses and initiated restructuring to improve the efficiency of project execution. In the United States, repositioning of selected activities within the Telecom and Product Manufacturing Industries business area led to lower operating margins. These were partly offset by improvements in cost controls and project management in the Petroleum, Chemical and Life Sciences business area, as well as revenue growth in the Marine and Turbocharging business area.

POWER TECHNOLOGY PRODUCTS

    The market for Power Technology Products comprises mainly power utilities around the world, in particular, their power transmission and distribution activities, and some industrial customers. Ongoing deregulation and privatization in these markets are driving demand by increasing competition in the market. This has led to industry consolidation and pressures on the utilities to make existing plants more competitive by modernizing equipment and outsourcing activities such as service and maintenance. The trend is advanced but continuing in the United States, Western Europe, and parts of Latin America. It is beginning to take hold in most other markets as well.

    Industrial demand weakened towards the end of 2002. Additionally, utility orders decreased in the second half of the year mainly due to a lower demand in North America. The political and economic climate in Latin America resulted in a drop of market volumes caused by a delay of order placement rather than structural demand weakness. The Asian and the Middle East and African markets, particularly China, continued showing strong demand in all business areas. Markets in Europe were mixed.

    YEAR ENDED DECEMBER 31, 2002 COMPARED WITH YEAR ENDED DECEMBER 31, 2001

    ORDERS

    Orders increased by $166 million, or 4%, to $4,387 million in 2002 from $4,221 million in 2001. As reported in local currencies, orders increased by 3% in 2002. Inter-division orders amounted to $2,241 million in 2002 (representing 51% of total division orders in 2002) and $2,947 million in 2001 (representing 70% of total division orders in 2001). Orders remained flat in all business areas except the Medium-Voltage Technology business area, which increased orders, primarily from improving demand in Asia.

    REVENUES

    Revenues increased by $394 million, or 10%, to $4,355 million in 2002 from $3,961 million in 2001. As reported in local currencies, revenues increased by 9% in 2002. Inter-division revenues amounted to $2,191 million in 2002 (representing 50% of total division revenues in 2002) and $2,547 million in 2001 (representing 64% of total division revenues in 2001). The High-Voltage Technology and Power Transformers business areas increased revenues significantly while the Medium-Voltage Technology business area showed a modest increase and the Distribution Transformers business area's revenues were flat. A higher order backlog at the end of 2001 and strong demand in Asia Pacific markets during 2002 contributed to this development.

    OPERATING INCOME

    Earnings before interest and taxes, or operating income, increased by $119 million, or 51%, to $353 million in 2002 from $234 million in 2001. As reported in local currencies, earnings before interest and taxes increased by 50% in 2002. When adjusted for restructuring charges and related asset write-downs of $29 million ($52 million in 2001) and goodwill amortization expense of $6 million in 2001, earnings before interest and taxes showed an increase of 31% in 2002 compared to 2001. This improvement was driven by a 9% workforce reduction, a 30% reduction in overlapping product lines and a 17% reduction in production lines.

    YEAR ENDED DECEMBER 31, 2001 COMPARED WITH YEAR ENDED DECEMBER 31, 2000

    ORDERS

    Orders increased by $150 million, or 4%, to $4,221 million in 2001 from $4,071 million in 2000. As reported in local currencies, orders increased by 9% in 2001 compared to 2000. Inter-division orders amounted to $2,947 million in 2001 (representing 70% of total division orders in 2001) and $2,428 million in 2000 (representing 60% of total division orders in 2000). Our Power Transformers business area recorded strong order growth mainly due to a large order booked for a Chinese power link project. Our High-Voltage Technology business area increased orders substantially in the United States, Brazil, China and Russia. Orders in our Distribution Transformers and Medium-Voltage Technology business areas showed more modest growth as a result of the economic slowdown in North America, which affected the building and infrastructure markets.

    REVENUES

    Revenues increased by $374 million, or 10%, to $3,961 million in 2001 from $3,587 million in 2000. As reported in local currencies, revenues increased by 16% in 2001 compared to 2000. Inter-division revenues amounted to $2,547 million in 2001 (representing 64% of total division revenues in 2001) and $2,162 million in 2000 (representing 60% of total division revenues in 2000). Our High-Voltage Technology business area showed a substantial revenue increase, generated in the Americas and Europe through increased volumes in high-voltage breakers and systems activities. Other distribution and transmission products recorded high single-digit or low double-digit growth in local currencies.

    OPERATING INCOME

    Earnings before interest and taxes, or operating income, decreased by $10 million, or 4%, to $234 million in 2001 from $244 million in 2000. As reported in local currencies, earnings before interest and taxes remained unchanged in 2001 compared to 2000. Excluding the effect of increased restructuring charges of $52 million in 2001 ($38 million in 2000), earnings before interest and taxes improved slightly as a result of revenue growth and operational improvements. However, these gains were offset in part by lower product prices and the postponement of certain orders.

AUTOMATION TECHNOLOGY PRODUCTS

    We serve a wide variety of industrial sectors and countries with our automation products, and thus demand can vary significantly by region and industry, and is subject to changes in the business cycle. While the overall global market demand for process automation products and systems stabilized at a reduced level in most markets in 2002 compared to 2001, there were areas of increased demand, as well as areas with continued weakness. Demand in Asia was strong, with good growth maintained particularly in China, where economic growth continued at a good pace. Market demand in the Americas remained weak with reduced investments especially from the automotive and pulp and paper sectors. Markets in Europe were mixed, with good demand in Finland, France, Spain, and Sweden but continued weakness in Germany and some other countries. Demand remained strong in the Middle East and Africa.

    YEAR ENDED DECEMBER 31, 2002 COMPARED WITH YEAR ENDED DECEMBER 31, 2001

    ORDERS

    Orders increased by $405 million, or 9%, to $5,074 million from $4,669 million in 2001. As reported in local currencies, orders increased by 5% in 2002 compared to 2001. Inter-division orders amounted to $1,299 million in 2002 (representing 26% of total division orders in 2002) and $1,872 million in 2001 (representing 40% of total division orders in 2001). Higher demand for robotics products in several industries led to higher orders in the Robotics business area. Overall, demand from industrial customers in the strong Chinese market fueled a significant order increase for both the Low-Voltage Products and Drives and Power Electronics business areas.

    REVENUES

    Revenues increased by $279 million, or 6%, to $5,035 million from $4,756 million in 2001. As reported in local currencies, revenues increased by 3% in 2002 compared to 2001. Inter-division revenues amounted to $1,287 million in 2002 (representing 26% of total division revenues in 2002) and $1,864 million in 2001 (representing 39% of total division revenues in 2001). Increased demand in the Robotics and Low Voltage Products business areas lifted revenues. Revenues were lower in Control and Force Measurement and Electrical Machines business areas, mainly due to weaker demand.

    OPERATING INCOME

    Earnings before interest and taxes, or operating income, increased by $9 million, or 2%, to $373 million in 2002 from $364 million in 2001. As reported in local currencies, earnings before interest and taxes decreased by 1% in 2002 compared to 2001. Improved volumes resulted in a significant increase in earnings before interest and taxes in the Robotics business area and a moderate increase in the Low-Voltage Products business area. The Electrical Machines business area increased earnings before interest and taxes due to cost improvements from streamlining a number of production facilities. These positive developments were partly offset by a reduction in earnings in the Control and Force Measurement business area due to continued low demand in the process automation market, particularly in the United States. When adjusted for the restructuring charges and related asset write-downs of $80 million in 2002
($43 million in 2001) and goodwill amortization expense $54 million in 2001, earnings decreased by 2%.

    YEAR ENDED DECEMBER 31, 2001 COMPARED WITH YEAR ENDED DECEMBER 31, 2000

    ORDERS

    Orders decreased by $218 million, or 4%, to $4,669 million in 2001 from $4,887 million in 2000. As reported in local currencies, orders were flat in 2001 compared to 2000. Inter-division orders amounted to $1,872 million in 2001 (representing 40% of total division orders in 2001) and $2,202 million in 2000 (representing 45% of total division orders in 2000). Our Drives and Power Electronics business area increased orders in 2001 and improved market share, while our Robotics business area was negatively affected by the decline in the automotive industry. Order levels in all other business areas decreased as they were impacted by increasingly difficult market conditions. Despite difficult conditions, our Instrumentation and Low-Voltage Products business areas maintained their market shares.

    REVENUES

    Revenues increased by $85 million, or 2%, to $4,756 million in 2001 from $4,671 million in 2000. As reported in local currencies, revenues increased by 7% in 2001 compared to 2000. Inter-division revenues amounted to $1,864 million in 2001 (representing 39% of total division revenues in 2001) and $2,137 million in 2000 (representing 46% of total division revenues in 2000). Revenue growth was especially strong in our Drives and Power Electronics business area. Supported by the strong order backlog at the end of 2000, our Electrical Machines and Low-Voltage Products business areas increased revenues. Offsetting in part the revenue increase was a significant decline in our Robotics and Control and Force Measurement business areas due to the downturn in the automotive industry and ongoing consolidation in the pulp, paper and metals industries, respectively.

    OPERATING INCOME

    Earnings before interest and taxes, or operating income, decreased by $81 million, or 18%, to $364 million in 2001 from $445 million in 2000. As reported in local currencies, earnings before interest and taxes decreased by 14% in 2001 compared to 2000. In our Robotics business area, reduced revenues resulted in significantly reduced operating income. Operating income in our Low-Voltage Products business area declined in 2001, reflecting the divestiture of certain profitable, but non-core, businesses. Earnings before interest and taxes in our Drives and Power Electronics business area increased due to increased volume development; however, this development did not fully offset reduction in earnings in other business areas.

NON-CORE ACTIVITIES

    At the end of 2002, we decided to group a number of business activities together that were not directly linked to the core divisions. The results of these activities are reported separately under the heading of Non-Core Activities. These comprise primarily the Equity Ventures business area, the remaining parts of the Structured Finance business area not sold to GE Capital, the Building Systems business area, and a number of other activities, including the Semiconductors business, Customer Service, Air Handling, Logistic Systems, Group Processes and the New Ventures business areas. The Insurance business area was also included in this group, although we intend to continue this as a separate business.

    The Financial Services division was dissolved in 2002 following the divestment of the majority of the Structured Finance business area, the cessation of new reinsurance activity in Scandinavian Reinsurance Company Limited, Bermuda (part of the Insurance business area) and the cessation of proprietary trading in June 2002 in the former Treasury Centers business area (which was subsequently moved to Corporate as Treasury Services). We intend to divest Equity Ventures business area and the remaining Structured Finance businesses.

    In April 2002, we announced the planned divestment of the Building Systems business area. In October 2002, the Group Processes division, which was formed in 2001 to establish common working processes and common infrastructure for the ABB Group, was dissolved, with most of the activities terminated and the remainder transferred to the core divisions. Our presence in some of the markets of Logistic Systems and Customer Service is being strategically reduced. In October 2002, we announced a restructuring program in New Ventures to cease a number of activities and to transfer the remaining activities to other business areas. Our Air Handling business was sold in January 2002.

    YEAR ENDED DECEMBER 31, 2002 COMPARED WITH YEAR ENDED DECEMBER 31, 2001

    ORDERS

    Orders decreased by $911 million, or 18%, to $4,161 million in 2002 from $5,072 million in 2001. As reported in local currencies, orders decreased by 22% in 2002 compared to 2001. The reduction in orders was primarily attributable to the cessation of new re-insurance activity in Scandinavian Reinsurance Company Limited, Bermuda (part of the Insurance business area), the negative impact of market downturns across Europe on the Building Systems business area, the sale of Air Handling and the planned reduction of our presence in some of the markets of the Logistic Systems and Customer Service business areas.

    Inter-division orders amounted to $877 million in 2002 (representing 21% of total division orders in 2002) and $880 million in 2001 (representing 17% of total division orders in 2001). A significant portion of inter-division orders came from the Group Processes business area (included within "Other Non-Core Activities"), which accounted for 75% and 70% of the inter-division orders in 2002 and 2001, respectively. The Building Systems business area accounted for 15% and 16%, respectively, of the inter-division orders in 2002 and 2001, respectively.

    REVENUES

    Revenues decreased by $944 million, or 18%, to $4,186 million in 2002 from $5,130 million in 2001. As reported in local currencies, revenues declined by 22% in 2002 compared to 2001. The decrease in revenues is for the reasons outlined below.

    Inter-division revenues amounted to $901 million in 2002 (representing 22% of total division revenues in 2002) and $814 million in 2001 (representing 16% of total division revenues in 2001). A significant portion of inter-division revenues came from the Group Processes business area (included within "Other Non-Core Activities"), which accounted for 73% and 76% of the inter-division revenues in 2002 and 2001, respectively. The Building Systems business area accounted for 17% and 18%, respectively, of the inter-division revenues in 2002 and 2001, respectively.

    INSURANCE revenues decreased by $299 million, or 31%, to $657 million in 2002 from $956 million in 2001. The decrease in revenues was primarily due to the cessation of new re-insurance activity in Scandinavian Reinsurance Company Limited, Bermuda.

    EQUITY VENTURES revenues decreased by $14 million, or 40%, to $21 million in 2002 from $35 million in 2001. Fee revenues and charge-outs dropped as development projects have been canceled, leading to no further actual or potential future revenues from such projects. This business has mainly equity accounted investments, which do not result in the recognition of orders and revenues.

    REMAINING STRUCTURED FINANCE revenues decreased by $41 million, or 31%, to $92 million in 2002 from $133 million in 2001. The decrease in revenues was due to higher refinancing costs leading to no new significant business investments being made.

    BUILDING SYSTEMS revenues decreased by $196 million, or 8%, to $2,372 million in 2002 from $2,568 million in 2001. The decrease in revenues was due to market downturns across Europe, particularly Germany.

    NEW VENTURES revenues increased by $19 million, or 17%, to $132 million in 2002 from $113 million in 2001. The increase in revenues was due to the delivery of a significant renewable energy project for which the order was received in 2001.

    Of the remaining businesses, revenues decreased by $413 million, or 31%, to $912 million in 2002 from $1,325 million in 2001. The decrease was due to the sale of Air Handling and the deliberate reduction of our presence in some of the markets of the Logistic Systems and Customer Service business areas.

    OPERATING INCOME

    Earnings before interest and taxes, or operating income, improved by $293 million to a loss of $159 million in 2002 from a loss of $452 million in 2001. The improvement was primarily attributable to the non-recurrence of a number of costs from 2001. The decrease in operating income is for the reasons outlined below.

    INSURANCE operating income improved by $382 million, to an income of $40 million in 2002 from a loss of $342 million in 2001. The improvement was the result of the non-recurrence of a number of costs from 2001. Prior to 2001, we presented a portion of our insurance reserves on a discounted basis, which estimated the present value of funds required to pay losses at future dates. During 2001, the timing and amount of claims payments being ceded to us in respect of prior years' finite risk reinsurance contracts changed and could not be reliably determined at December 31, 2001. Therefore, we did not discount our loss reserves resulting in a charge to losses and loss adjustment expenses in 2001 of $295 million. In addition, the Insurance business area also recorded provisions for $138 million in underwriting losses, including provisions totaling $48 million relating to the events of September 11, 2001, leading to substantial additional negative insurance results.

    EQUITY VENTURES operating income decreased by $38 million, or 50%, to $38 million in 2002 from $76 million in 2001. The decrease was the result of reduced returns from investments and the effects of closing down development and office activities.

    REMAINING STRUCTURED FINANCE operating income increased by $89 million, or 330%, to $116 million in 2002 from $27 million in 2001. This increase primarily came from our 35% interest in the Swedish Export Credit Corporation in Sweden. Amounts in 2001 from our investment in the Swedish Export Credit Corporation were restated as described in Note 13 to the Consolidated Financial Statements.

    BUILDING SYSTEMS operating income decreased by $134 million to a loss of $114 million in 2002 from an income of $20 million in 2001. The decrease was due to project write-downs in Germany, Sweden, United Kingdom and Denmark, closure costs in Italy and Poland and restructuring costs in Germany.

    NEW VENTURES operating income increased by $99 million to a loss of $68 million in 2002 from a loss of $167 million in 2001. The improvement was due to the non-recurrence of costs and provisions for alternative energy projects of $55 million and $44 million of asset write-downs in 2001.

    Of the remaining businesses, operating income decreased by $105 million to a loss of $171 million in 2002 from a loss of $66 million in 2001. The decrease was due to the reduction in revenues mentioned above and higher costs within Group Processes.

    YEAR ENDED DECEMBER 31, 2001 COMPARED WITH YEAR ENDED DECEMBER 31, 2000

    ORDERS

    Orders decreased by $77 million, or 1%, to $5,072 million in 2001 from $5,149 million in 2000. As reported in local currencies, orders increased by 4% in 2001 compared to 2000. The reduction in orders was due to a 9%, or $237 million, decrease within Building Systems, partly offset by a 19%, or $151 million, increase within Insurance.

    Inter-division orders amounted to $880 million in 2001 (representing 17% of total division orders in 2001) and $893 million in 2000 (representing 16% of total division orders in 2000). A significant portion of inter-division orders came from the Group Processes business area (included within "Other Non-Core Activities"), which accounted for 70% and 60% of the inter-division orders in 2001 and 2000, respectively. The Building Systems business area accounted for 16% and 21%, respectively, of the inter-division orders in 2001 and 2000, respectively.

    REVENUES

    Revenues increased by $308 million, or 6%, to $5,130 million in 2001 from $4,822 million in 2000. As reported in local currencies, revenues increased by 12% in 2001 compared to 2000. The increase in revenues is for the reasons outlined below.

    Inter-division revenues amounted to $814 million in 2001 (representing 16% of total division revenues in 2001) and $836 million in 2000 (representing 16% of total division revenues in 2000). A significant portion of inter-division revenues came from the Group Processes business area (included within "Other Non-Core Activities"), which accounted for 76% and 63% of the inter-division revenues in 2001 and 2000, respectively. The Building Systems business area accounted for 18% and 15%, respectively, of the inter-division revenues in 2001 and 2000, respectively.

    INSURANCE revenues increased by $151 million, or 19%, to $956 million in 2001 from $805 million in 2000. The increase was due to higher insurance premiums resulting from an increase in demand for re-insurance and a reduction in capacity as a result of the September 11 events.

    EQUITY VENTURES revenues decreased by $6 million, or 15%, to $35 million in 2001 from $41 million in 2000. This business has mainly equity accounted investments, which do not result in the recognition of orders and revenues.

    REMAINING STRUCTURED FINANCE revenues increased by $7 million, or 6%, to $133 million in 2001 from $126 million in 2000.

    BUILDING SYSTEMS revenues increased by $62 million, or 2%, to $2,568 million in 2001 from $2,506 million in 2000.

    NEW VENTURES revenues increased by $5 million, or 5%, to $113 million in 2001 from $108 million in 2000.

    Of the remaining businesses, revenues increased by $89 million, or 7%, to $1,325 million in 2001 from $1,236 million in 2001.

    OPERATING INCOME

    Earnings before interest and taxes, or operating income, decreased by $669 million to a loss of $452 million in 2001 from an income of $217 million in 2000. The reasons for the decrease in operating income are outlined below.

    INSURANCE operating income decreased by $440 million, to a loss of $342 million in 2001 from an income of $98 million in 2000. The reduction in operating income was principally the result of a $295 million non-cash charge in 2001 relating to our reinsurance business. Prior to 2001, we presented a portion of our insurance reserves on a discounted basis, which estimated the present value of funds required to pay losses at future dates. During 2001, the timing and amount of claims payments being ceded to us in respect of prior years' finite risk reinsurance contracts changed and could not be reliably determined at December 31, 2001. Therefore, we did not discount our loss reserves resulting in a charge to losses and loss adjustment expenses in 2001 of $295 million. In addition, the Insurance business area also recorded provisions for $138 million in underwriting losses, including provisions totaling $48 million relating to the events of September 11, 2001, leading to substantial additional negative insurance results. The benefit of the non-recurrence of these costs was partially offset by lower revenues.

    EQUITY VENTURES operating income increased by $6 million, or 9%, to $76 million in 2001 from $70 million in 2000. The increase was the result of successful refinancing, improved performance and achievements of milestones in infrastructure projects.

    REMAINING STRUCTURED FINANCE operating income decreased by $20 million, or 43%, to $27 million in 2001 from $47 million in 2000. The decrease was primarily due to the reduced level of income from our 35% interest in Swedish Export Credit Corporation in Sweden. Results from our investment in the Swedish Export Credit Corporation in 2001 were restated as described in Note 13 to the Consolidated Financial Statements.

    BUILDING SYSTEMS operating income decreased by $37 million, or 65%, to $20 million in 2001 from $57 million in 2000. The decrease was due to project losses and higher costs related to over-capacity in the United Kingdom, Australia, Poland and Germany.

    NEW VENTURES operating income decreased by $155 million to a loss of $167 million in 2001 from a loss of $12 million in 2000. The decrease was due to costs and provisions incurred in 2001 for alternative energy projects of $55 million and $44 million for asset write-downs.

    Of the remaining businesses, operating income decreased by $23 million to a loss of $66 million in 2001 from a loss of $43 million in 2000.

CORPORATE AND ELIMINATION

    Corporate consists of Treasury Services, Corporate Research and Development, Group Real Estate and Headquarters/Stewardship costs. Following the cessation of proprietary trading in 2002 in the former Treasury Centers business area, all of the remaining functions were transferred to Corporate as Treasury Services.

    The elimination of inter-division transactions, such as pull-through sales and intra-company interest, are included in the elimination line.

    YEAR ENDED DECEMBER 31, 2002 COMPARED WITH YEAR ENDED DECEMBER 31, 2001

    Total operating cost from corporate and elimination of inter-division transactions increased by $95 million, to $393 million in 2002 from $298 million in 2001. Headquarters/Stewardship operating costs decreased by $47 million to $156 million in 2002 from $203 million in 2001, mainly due to one-time events (including the recovery of payments from two former chief executive officers).

Corporate Research and Development costs decreased by $10 million to $93 million in 2002 from $103 million in 2001 as a result of the reorganization in our global research and development centers and the related headcount reductions. Other (including Treasury Services, Real Estate and intra-company eliminations) operating costs increased by $152 million to a cost of $144 million in 2002 from an income of $8 million in 2001, mainly due to a reduction in rental income as a result of asset sales, increased lease obligations in Real Estate, the reduced trading result of Treasury Services following the cessation of proprietary trading and a higher elimination of intra-group profit in ending inventory compared to 2001.

    YEAR ENDED DECEMBER 31, 2001 COMPARED WITH YEAR ENDED DECEMBER 31, 2000

    Total operating cost from corporate and elimination of inter-division transactions increased by $117 million to $298 million in 2001 from $181 million in 2000. Headquarters/Stewardship operating costs decreased by $47 million to $203 million in 2001 from $250 million in 2000. Corporate Research and Development expenses increased by $7 million to $103 million in 2001 from $96 million in 2000 due to higher non-order related research activities during 2001, mainly in the area of Industrial IT. Other (including Treasury Services, Real Estate and intra-company eliminations) operating income decreased by $157 million to an income of $8 million in 2001 from an income of $165 million in 2000 (an increase in operating costs of $157 million), mainly due to a reduction in rental income as a result of asset sales and increased lease obligations within Real Estate.

DISCONTINUED OPERATIONS

    Our Oil, Gas and Petrochemicals division, significant components of our Structured Finance activities sold to GE Capital, our Metering business and a number of other businesses have been included in discontinued operations in accordance with SFAS 144. For further information on discontinued operations, see Note 3 to the Consolidated Financial Statements.

    An operational overview of the significant components of discontinued operations follows.

    OIL, GAS AND PETROCHEMICALS

    Capital expenditures by customers of the Oil, Gas and Petrochemicals division are influenced by oil company expectations about the oil price, which is determined by supply and demand for crude oil and natural gas products, the energy price environment that results from supply and demand imbalances and consolidation of the oil and gas markets. Key factors that may influence the worldwide oil and gas market include production restraint of OPEC nations and other oil-producing countries, global economic growth, technological progress in oil exploration and production and the maturity of the resource base. The downstream markets are in the short term influenced by capacity utilization and in the longer term by factors such as economic growth, substitution of products and demand for more environmentally friendly products.

    OPEC oil price management combined with reduced oil production in Latin America and speculative purchases due to issues in the Middle East led the oil price towards the high end of the OPEC target band of $22 to $28 per barrel during 2002. These increased prices were not driven by increased consumption, as underlying growth in demand is weak due to the current global environment. With the exception of Northwest Europe, investments in exploration and production in the upstream market (from the well or bore hole to the refinery) increased in all regions, particularly West Africa and Russia. The upstream modification and maintenance market is growing as a result of larger installed capacity and more mature fields with changed field characteristics. Most downstream markets remained at a reduced level in 2002, with the exception of investment in refineries driven by clean fuel regulations, particularly in Russia. We expect upstream markets in 2003 to increase slightly, with downstream activity remaining at a low level throughout 2003.

    YEAR ENDED DECEMBER 31, 2002 COMPARED WITH YEAR ENDED DECEMBER 31, 2001

    Orders increased by $222 million, or 7%, to $3,625 million in 2002 from $3,403 million in 2001. As reported in local currencies, orders increased by 3% in 2002. In 2002, orders included $23 million received from our other divisions, compared to $15 million in 2001. The increase in large orders of 22%, mostly driven by the award of an ExxonMobil Sakhalin order within our downstream business, offset a general reduction resulting from a shift in the market from fixed price contracts to lower-risk reimbursable contracts, which allow a more balanced sharing of risks and opportunities between customer and contractor. The increase in the downstream business offset a general reduction in the upstream business.

    Revenues increased by $380 million, or 11%, to $3,869 million in 2002 from $3,489 million in 2001. As reported in local currencies, revenues increased by 7% in 2002. The increases came from improvements in the upstream and downstream businesses, reflecting a high order backlog going into 2002 and a relatively high level of order intake in 2002. In 2002, revenues included $15 million of sales to our other divisions, compared to $11 million in 2001.

    Earnings before interest and taxes, or operating income, decreased by $96 million to a loss of $17 million in 2002 from an income of $79 million in 2001. (These values differ from the loss on discontinued operations by amounts for interest expense, taxes, minority interest and other items.) Currency fluctuations did not affect the comparison between 2002 and 2001. The impact in earnings from the increased revenues was more than offset by cost overruns and project delays, which resulted in a charge of $224 million in 2002, primarily in four large downstream fixed price projects, booked several years ago.

    YEAR ENDED DECEMBER 31, 2001 COMPARED WITH YEAR ENDED DECEMBER 31, 2000

    Orders decreased by $520 million, or 13%, to $3,403 million in 2001 from $3,923 million in 2000. As reported in local currencies, orders decreased by 12% in 2001 compared to 2000. In 2001, orders included $15 million received from our other divisions, compared to $9 million in 2000. In 2001, approximately half of the total order volume in the division comprised large orders. From the particularly high level of large orders in 2000, the upstream business continued to grow, but was offset by reductions in the downstream business. Although orders decreased in 2001 compared to 2000, we experienced high tendering activity in the division in 2001.

    Revenues increased by $693 million, or 25%, to $3,489 million in 2001 from $2,796 million for 2000. As reported in local currencies, revenues increased by 28% in 2001 compared to 2000. This growth was primarily generated by the large order intake in 2000 and also by a full year of revenues from Umoe, the oil and gas company acquired in the second half of 2000. In 2001, revenues included
$11 million of sales to our other divisions compared to $22 million in 2000. Revenues improved in our upstream business area, but the downstream business area remained flat in 2001 compared to 2000.

    Earnings before interest and taxes, or operating income, decreased by $78 million, or 50%, to $79 million in 2001 from $157 million in 2000. (These values differ from the loss on discontinued operations by amounts for interest expense, taxes, minority interest and other items.) As reported in local currencies, earnings before interest and taxes decreased by 49% in 2001 compared to 2000. Earnings before interest and taxes were adversely affected by cost overruns and project delays, the majority of which related to two large projects. The remaining underlying business developed positively, benefiting from the higher revenues.

    STRUCTURED FINANCE

    Demand continued in major European markets and in the United States for lease financing products--including small, standardized leases for office equipment such as copy machines and printers--as companies focused on balance sheet management due to increased funding rates. In light of its own higher refinancing rates, Structured Finance amended its strategy and did not pursue further significant investments in financial leases or lending to infrastructure projects during 2002.

    PERIOD FROM JANUARY 1 TO NOVEMBER 30, 2002 COMPARED WITH YEAR ENDED
     DECEMBER 31, 2001

    Revenues increased by $42 million, or 19%, to $262 million in 2002 from $220 million in 2001. The 2002 figure is for 11 months of trading as most of the Structured Finance business was sold to GE Capital at the end of November 2002. The revenue increase reflected the acquisition of a portfolio of small, mainly standardized leases as well as growth in the existing portfolio of such small leases.

    Earnings before interest and taxes, or operating income, decreased by $26 million, or 51%, to $25 million in 2002 from $51 million in 2001. (These values differ from the loss on discontinued operations by amounts for the loss on disposal, interest expense, taxes, minority interest and other items.) The 2002 figure is for 11 months of trading. The lower operating income in general reflected the change in strategy to refrain from new lease and financing transactions, leading to a corresponding reduction in business activity during 2002. In addition, earnings from the increased sale of small leases could not compensate for lower earnings in other units.

    YEAR ENDED DECEMBER 31, 2001 COMPARED WITH YEAR ENDED DECEMBER 31, 2000

    Revenues increased by $64 million, or 41%, to $220 million in 2001 from $156 million in 2000. The increased revenues resulted from the acquisition of a portfolio of small, mainly standardized leases and from its growing financial receivables portfolio, including financial leases, and lending to infrastructure projects.

    Earnings before interest and taxes, or operating income, increased by $4 million, or 9%, to $51 million in 2001 from $47 million in 2000. (These values differ from the loss on discontinued operations by amounts for interest expense, taxes, minority interest and other items.) The increase resulted from higher income from the expanded financial receivables portfolio. Structured Finance also successfully sold various lease transactions during 2001.

    METERING

    Demand in the electricity and water meter markets was weak in North America as a result of reduced capital expenditures by large energy utilities. The economic instability in Latin America led to a downturn in demand in both Argentina and Brazil. Operations in Germany were affected by the slowdown in the domestic building industry.

    PERIOD FROM JANUARY 1 TO DECEMBER 4, 2002 COMPARED WITH YEAR ENDED
     DECEMBER 31, 2001

    Revenues decreased by $76 million, or 17%, to $372 million in 2002 from $448 million in 2001. The 2002 figure is for 11 months trading, as the business was sold to Ruhrgas Industries GmbH at the beginning of December 2002. The revenues during the 11 months decreased as a result of the weak market conditions in North America, Latin America and Germany.

    Earnings before interest and taxes, or operating income, decreased by $11 million, or 38%, to $18 million in 2002 from $29 million in 2001. (These values differ from the loss on discontinued operations by amounts for the loss on disposal, interest expense, taxes, minority interest and other items.) The 2002 earnings figure is for 11 months of trading. The decrease for the 11 months was a result of decreased revenues in North America, Latin America and Germany, partially offset by new product introductions, the impact of restructuring actions in a number of units and a reduction in goodwill amortization.

    YEAR ENDED DECEMBER 31, 2001 COMPARED WITH YEAR ENDED DECEMBER 31, 2000

    Revenues decreased by $9 million, or 2%, to $448 million in 2001 from $457 million in 2000. The decrease originated primarily in the United Kingdom due to reduced investment by the water companies, a fall in export business due to the loss of previously held contracts in Hong Kong and Sri Lanka and competing low cost imports from China and Eastern Europe

    Earnings before interest and taxes, or operating income, decreased by $9 million, or 24%, to $29 million in 2001 from $38 million in 2000. (These values differ from the loss on discontinued operations by amounts for interest expense, taxes, minority interest and other items.) The decrease was due to weak economic conditions in North America, leading to a significant drop off in demand for high performance meters and systems in electricity, and the impact of lower volumes and pricing pressure in the United Kingdom.

                        LIQUIDITY AND CAPITAL RESOURCES

PRINCIPAL SOURCES OF FUNDING

    In 2002, as in 2001 and 2000, we managed our liquidity using cash from operations, bank borrowings, the proceeds from the issuance of debt securities, divestment proceeds, as well as the sales of receivables under our securitization programs. The reductions in our credit rating during 2002 described below have restricted our access to the debt markets and, as a result, we have relied increasingly on proceeds from divestments, bank borrowings, cash from operations and additionally in 2003, from the sale of treasury shares (raising approximately $156 million from the sale of 80 million treasury shares in two transactions).

    We believe that our ability to obtain funding from the sources described above will continue to provide the cash flows necessary to satisfy our working capital requirements and capital expenditure requirements, as well as meet our financial commitments for the next 12 months. This, however, is dependent on the continued availability of the sources of funding discussed below. See "--Management Overview."

    Due to the nature of our operations, our cash flow from operations generally tends to be weaker in the first half of the year than in the second half of the year.

CREDIT RATINGS

    Debt ratings are an assessment by the rating agencies of the credit risk associated with our company and are based on information provided by us or other sources that the rating agencies consider reliable. Lower ratings generally result in higher borrowing costs and reduced access to capital markets.

    At December 31, 2001, our long-term ratings were A2 and AA- from Moody's Investors Service and Standard & Poor's Rating Services, respectively. By
March 31, 2002, these ratings had been lowered to Baa2 and A, respectively. In the fourth quarter of 2002, there were further rating downgrades, and, at December 31, 2002, our long-term company ratings were Ba3 and BBB- (our long-term unsecured debt was rated B1 and BB+) from Moody's and Standard & Poor's, respectively. On January 13, 2003, Standard & Poor's further lowered our long-term rating to BB+ and our unsecured long-term debt to BB-. The Moody's ratings have remained unchanged since December 31, 2002.

COMMERCIAL PAPER

    We significantly relied on the commercial paper market in 2001 and 2000. At December 31, 2001, our outstanding commercial paper balance amounted to $3,297 million (representing 34% of total borrowings). The downgrades of our ratings in 2002, combined with the increased negative sentiment of investors towards corporate borrowers in the commercial paper market, and the uncertainties related to the asbestos issue (see "--Contingencies and Retained Liabilities"), meant that it was increasingly difficult for us to rely upon the commercial paper markets. During the first three months of 2002, the commercial paper market largely diminished as a funding source and we drew on our credit facility (discussed under "--Credit Facilities") to ensure that we would be able to satisfy our commercial paper obligations maturing mainly during the first half of 2002. At December 31, 2002, the outstanding commercial paper balance amounted to $478 million (representing 6% of total borrowings) and matured and was repaid during the first four months of 2003.

INTEREST RATES

    We have obtained financing in a range of currencies and maturities and on various interest rate terms. We use derivatives to reduce the exposures created by such debt issuances. For example, to reduce our exposure to interest rates, we use interest rate swaps to effectively convert fixed rate borrowings into floating rate liabilities and we use cross currency swaps to effectively convert foreign currency denominated bonds into U.S. dollar liabilities. After considering the effects of interest rate swaps, the effective average interest rate on our floating rate long-term borrowings (including current maturities) of $5,252 million and our fixed rate long-term borrowings (including current maturities) of $1,035 million was 3.0% and 5.0%, respectively. This compares with an effective rate of 2.7% for floating rate long-term borrowings and 5.3% for fixed-rate long-term borrowings as of December 31, 2001. A discussion of our use of derivatives to modify the characteristics of our long-term borrowings is contained in Note 14 to our Consolidated Financial Statements and in "Item 11. Quantitative and Qualitative Disclosures about Market Risk--Interest Rate Risk."

CONVERTIBLE BONDS AND NOTES

    In 2002, we had several note issuances, including the issuance of bonds convertible into our shares, as sources of funding.

    In May 2002, we issued $968 million aggregate principal amount of convertible unsubordinated bonds due 2007. The bonds pay interest semi-annually in arrears at a fixed annual rate of 4.625% and each $1,000 principal amount of bonds is convertible into 87.7489 fully paid ABB ordinary shares at an initial conversion price of 18.48 Swiss francs (converted into U.S. dollars at a fixed conversion rate of 1.6216 Swiss francs per U.S. dollar). The conversion price is subject to adjustment provisions to protect against dilution or change in control. The bonds are convertible at the option of the bondholder at any time from June 26, 2002 up to and including May 2, 2007. We may, at any time on or after May 16, 2005, redeem the outstanding bonds at par plus accrued interest if
(1) for a certain number of days during a specified period of time, the official closing price of ABB shares on virt-x exceeds 130% of the conversion price or
(2) at least 85% in aggregate principal amount of bonds originally issued have been exchanged, redeemed or purchased and cancelled. We have the option to redeem the bonds when due, in cash, ordinary shares or any combination thereof, provided that the total number of ordinary shares used does not exceed 84,940,935, subject to certain amendments as defined in the terms and conditions of the bonds.

    Also in May 2002, we issued L200 million (approximately $292 million) aggregate principal amount of bonds due 2009, which pay interest semi-annually in arrears at 10% per annum. We also issued in May 2002 E500 million (approximately $466 million) aggregate principal amount of bonds due 2008, which pay interest annually in arrears at 9.5% per annum.

    The sterling-denominated bonds and the euro-denominated bonds contain certain clauses linking the interest paid on the bonds to the credit rating assigned to the bonds. If the rating assigned to these bonds by both Moody's and Standard & Poor's remains at or above Baa3 and BBB-, respectively, then the interest rate on the bonds remains at the level at issuance, that is 10% and 9.5%, for the sterling-denominated and euro-denominated bonds, respectively. If the rating assigned by either Moody's or Standard & Poor's decreases below Baa3 or BBB-, respectively, then the annual interest rate on the bonds increases by 1.5% per annum to 11.5% and 11%, for the sterling-denominated and euro-denominated bonds, respectively. If after such a rating decrease, the rating assigned by both Moody's and Standard & Poor's returns to a level at or above Baa3 and BBB-, respectively, then the interest rates on the bonds return to their original levels. As a result of the downgrade of our long-term credit rating by Moody's to Ba2 on October 31, 2002, this step-up clause in interest was triggered on both bonds. The increase in interest costs is effective for interest periods beginning after the payment of the coupon accruing at the date of the downgrade. This increase in interest rates had no significant impact on 2002 interest expense but will affect our interest costs in 2003 and future years if our credit ratings do not return to at least both Baa3 and BBB- from Moody's and Standard & Poor's, respectively.

    A cross currency swap has been used to modify the characteristics of the sterling-denominated bonds and an interest rate swap to modify the euro-denominated bonds. After considering the impact of the cross currency and interest rate swaps, the sterling-denominated bonds effectively became a floating rate U.S. dollar obligation, while the euro-denominated bonds became a floating rate euro obligation. In both cases, the floating rate resets every three months. See Note 14 to our Consolidated Financial Statements.

    Almost all of our publicly traded bonds contain cross-default clauses which would allow the bondholders to demand repayment if we were to default on certain borrowings at or above a specified threshold amount.

CREDIT FACILITIES

    As a result of our difficulty in accessing the commercial paper market, we drew $2,845 million of the $3,000 million 364-day revolving credit facility put in place in December 2001 to support our commercial paper issuance and for general corporate purposes. However, the facility contained a clause whereby if our long-term debt rating fell below either A3 or A- from Moody's and Standard & Poor's, respectively, the terms of the facility were to be renegotiated. On March 25, 2002, Moody's downgraded our long-term debt to Baa2, thereby triggering the minimum rating clause in the facility and requiring the facility to be renegotiated. In April 2002, we amended the credit facility to remove the terms requiring renegotiation of the facility if our ratings fell below specified levels and to introduce certain covenants.

    Pursuant to the terms of the amended $3,000 million revolving credit facility, the proceeds from the issuance of the convertible bonds, the sterling-denominated bonds and the euro-denominated bonds discussed above were used to repay and reduce the amount available under the facility to $1,315 million at June 30, 2002. In accordance with the terms of the facility, the proceeds from the sale/leaseback of real estate located in Sweden, announced in the second quarter of 2002, were also used to repay and further reduce the amount available and outstanding under the facility to $1,000 million by September 30, 2002. This amount was repaid in December 2002 and the facility closed.

    In December 2002, we established a new $1.5 billion 364-day revolving credit facility. The facility was amended in June 2003. The facility includes a 364-day term-out option whereby up to a maximum amount of $750 million (less half of the proceeds from the issuance of certain long-term debt instruments) may be extended for up to a further 364 days in the form of term loans. The amount and availability of the term-out option are subject to certain conditions, including our ability to demonstrate through a business plan, at the time of exercising the option, that including the proceeds of the term-out option, we will have at least $300 million of available cash (as defined in the facility agreement) throughout 2004. Additionally, our senior management must certify that our independent auditors will accept the assumptions underlying the business plan in the context of their audit work for the financial year which commenced on January 1, 2003. Assuming the term-out option is fully drawn in the amount of $750 million, the amounts converted into term loans will be reduced by $150 million on July 1, 2004, $250 million on October 1, 2004, and $350 million on December 15, 2004, being the final maturity date of the facility.

    As of December 31, 2002, no amounts had been drawn under this new facility. Subsequent to the year-end 2002, amounts have been drawn under the facility within the facility's monthly drawing limits. During the fourth quarter of 2003, the maximum amount available under the facility will reduce in steps from $1,500 million to $1,000 million at the beginning of December 2003.

    The amount available under the facility will be further reduced by all, or a portion, of the net proceeds from the disposal of certain significant businesses and assets (including a specified amount of the proceeds from the sale of our Oil, Gas and Petrochemicals business) and by the proceeds from specified debt financing. The agreement provides that proceeds from specified disposals will not reduce the amount available under the facility until such proceeds exceed certain thresholds. Amounts available under the facility will also be reduced by the proceeds from the issuance of certain long-term debt, equity or equity-linked instruments.

    The amounts drawn under the credit facility are guaranteed by ABB Ltd and by a number of our European and U.S. subsidiaries (subject to certain jurisdictional limits). The new facility is secured by a package of assets with a net carrying value of $3,500 million, including the shares of the Oil, Gas and Petrochemicals division (which is earmarked for divestment and is included in assets and liabilities in discontinued operations), specific stand-alone businesses and certain regional holding companies. The facility is also secured by certain intra-group loans.

    The facility also contains certain financial covenants in respect of minimum interest coverage (EBITDA to gross interest expense), total gross debt, a maximum level of debt in subsidiaries other than those specified as borrowers under the facility, a minimum level of consolidated net worth during 2003, as well as specific negative pledges. We must meet the requirements of the financial covenants at each quarter-end commencing December 31, 2002. In addition, in order to ensure the continued availability of the credit facility, we must obtain minimum levels of proceeds from the disposal of specified assets and businesses and/or equity issuances during 2003. Our compliance with this covenant is measured at intervals during 2003. In the event that, at any measurement date, our proceeds from the scheduled disposals and/or equity issuances are less than the required amount, we may elect to include for the purposes of the covenant calculation the proceeds from other defined discretionary sources. The extent to which these other discretionary sources of proceeds may be included in the calculation is capped by the facility. As of March 31, 2003, the last measurement date, we were in compliance with such financial covenants.

    The facility prohibits the voluntary prepayment of any other banking facility, the prepayment or early redemption of any bonds or capital market instruments, the repurchase of any shares of ABB and the declaration or payment of dividends by ABB Ltd as long as the facility is outstanding.

SECURITIZATION PROGRAMS

    In addition to the aforementioned primary sources of liquidity and capital resources, we also sell certain trade receivables to Qualifying Special Purpose Entities ("QSPEs"), unrelated to us, primarily through two revolving-period securitization programs. Under the two securitization programs, neither QSPE commits to purchase our trade receivables, and the QSPEs may at any time refuse to continue purchasing our trade receivables. If both QSPEs simultaneously refuse to purchase additional receivables, then we would experience a temporary loss of cash flow from the sale of trade receivables over a period of several weeks until new trade receivables generated by us began to convert to cash in the normal course of our business.

    Solely for the purpose of credit enhancement from the perspective of the QSPEs, we retain an interest in the sold receivables. Pursuant to the requirements of the revolving-period securitizations, we effectively bear the risk of potential delinquency or default associated with trade receivables sold or interests retained. The fair value of the retained interests at December 31, 2002 and 2001 was approximately $497 million and $264 million, respectively.

    We retain servicing responsibility relating to the sold receivables. Cash settlement with the QSPEs in 2001 and through the third quarter of 2002 took place monthly on a net basis which gave us daily access to the cash moving through the securitization programs.

    One of the securitization programs contained a credit rating trigger whereby if our company rating went below both BBB (Standard & Poor's) and Baa2 (Moody's), the benefits of keeping collection proceeds from customers between two settlements would be reduced. The second securitization program also contained a credit rating trigger and similar consequences but the rating trigger point occurred when our company rating went below either BBB
(Standard & Poor's) or Baa2 (Moody's).

    In the case of the first program, the credit rating trigger was tripped in early November 2002. In November 2002, a number of structural changes to the program were agreed and implemented for credit enhancement purposes. These changes included twice-monthly settlements, the sale of additional receivables as security, changes in the eligibility criteria for receivables to be sold and the establishment of certain banking and collection procedures in respect of the sold receivables.

    In the case of the second securitization program, the credit rating trigger was tripped in October 2002. Changes to the program were made and included net cash settlement twice per month and daily transfers of collections of sold receivables, as well as a fixed percentage of retained interest on the sale of new receivables. Subsequent to 2002, further amendments to the program have been agreed and implemented, including the return to a dynamic calculation of the retained interest on the receivables sold rather than a fixed percentage. In addition, under the amended terms, if our company rating is below BB+
(Standard & Poor's) or Ba3 (Moody's), then the QSPE would have the right to require that collection of the sold receivables be made directly to the accounts of the QSPE rather than via our company.

    As discussed above, we retain an interest in the sold receivables. Retained interests at December 31, 2002 and 2001 amounted to $514 million and $269 million, respectively. Pursuant to the terms of the securitization programs, receivables more than 90 days overdue are considered delinquent. An increase in delinquency rates compared to historic levels will cause an increase in the retained interest. Ultimately, if the customer defaults, we will be responsible for absorbing the amount. Historically, these default amounts have not been significant. The increase in the retained interest during 2002 was primarily a result of required changes in the programs discussed above. The creditworthiness of the underlying sold receivables, as measured by late payments and failures to pay by our customers, did not decline significantly during 2002.

    The net cash paid to QSPEs during 2002 was $384 million, while in 2001, the net cash received from QSPEs was $86 million. The sale of additional receivables as security, the increased frequency of transfers of collections to the QSPEs and the increase in the retained interest required by the QSPEs all contributed to the cash flows with the QSPEs representing a net cash outflow for the year 2002 rather than a net cash inflow as in 2001.

    The total cost of $37 million and $33 million in 2002 and 2001, respectively, related to the securitization of trade receivables, is included in the determination of current earnings.

    At December 31, 2002 and 2001, of the gross trade receivables sold, the total trade receivables for which cash has not been collected at those dates amounted to $1,026 million and $1,058 million, respectively.

    For a further discussion of our securitization programs, see Note 2 and
Note 7 to our Consolidated Financial Statements.

RESTRICTIONS ON TRANSFER OF FUNDS

    We face restrictions on the transfer of funds in various countries due to local regulations and foreign exchange restrictions. Funds, other than regular dividends, fees or loan repayments, cannot be transferred offshore from these countries and are deposited locally. As a consequence, these funds are not available within our treasury system to meet short-term cash obligations.

    These restricted funds are reported as cash on our Consolidated Balance Sheet, but we do not consider these funds in our calculation of the available cash position for the Group. As a result of these restrictions on the transfer of funds, as of March 31, 2003, approximately $450 million of our cash was not immediately accessible for Group financing and debt repayment purposes.

    Currency and other local regulatory restrictions exist in the following countries where the ABB Group operates: Brazil, China, Egypt, India, Korea, Malaysia, Norway, Russia, South Africa, Thailand and Turkey.

FINANCIAL POSITION

BALANCE SHEET

    During 2002, the divestments and discontinuations of certain businesses were treated as discontinued operations pursuant to SFAS 144, as discussed in detail under "Accounting for Discontinued Operations" above. Accordingly, the balance sheet data for all periods presented have been restated to present the financial position and results of operations of the businesses meeting the criteria of SFAS 144 as assets and liabilities in discontinued operations. In the Statement of Cash Flows, the effects of the discontinued operations are not segregated, as permitted by Statement of Financial Accounting Standards No.95, STATEMENT OF CASH FLOWS.

    Our operating assets, excluding cash and equivalents and assets in discontinued operations, increased by $76 million to $14,382 million at December 31, 2002, from $14,306 million at December 31, 2001. Operating assets include marketable securities, receivables, inventories and prepaid expenses. The increase reflected a $483 million increase in receivables, a $573 million increase in prepaid expenses and other, including a $384 million increase in the fair value of derivatives, as required by SFAS 133 (which requires derivative assets and liabilities to be reported on the balance sheet). The increase also reflects the impact of translating balance sheet amounts from local currencies to U.S. dollars for reporting purposes. These increases were offset by a decrease in marketable securities of $789 million driven by the cessation of our reinsurance business and the sale of the portfolio of marketable securities held by the Treasury Centers business area in connection with the discontinuation of its proprietary trading activities. In addition, inventories, net decreased by $191 million.

    Current operating liabilities, excluding liabilities in discontinued operations, include accounts payable, short-term borrowings including current maturities of long-term borrowings, accrued liabilities and insurance reserves (which form part of the normal operations of our insurance business), among other items. Current operating liabilities decreased by $794 million to

$16,030 million at December 31, 2002 from $16,824 million at December 31, 2001, reflecting our strategy to reduce our overall debt position and lengthen our maturity profile. The decrease was largely driven by the reduction of short-term borrowings by $2,125 million. Offsetting this decrease in part was the $1,219 million increase in accrued liabilities and other, mainly due to the reclassification of $806 million from other liabilities in 2002, as well as an additional provision in 2002 and a $310 million increase in the fair value of derivatives, as required by SFAS 133.

    Financing receivables, which includes receivables from leases and loans receivable, decreased by $284 million to $1,802 million at December 31, 2002 from $2,086 million at December 31, 2001. The decrease was principally due to the reduced lending activities in the Treasury Centers business area during 2002.

    Investments and other assets decreased by $129 million to $1,515 million at December 31, 2002 from $1,644 million at December 31, 2001. The decrease was due to a reduction of securities contributed to the Swedish pension fund, which was partially offset by the increase from improved returns on investments in projects with ABB equity participation, particularly with respect to our investment in Swedish Export Credit Corporation.

    Property, plant and equipment increased nominally by $39 million to $2,792 million at December 31, 2002 from $2,753 million at December 31, 2001. Reductions in property, plant and equipment from the sale of real estate properties and normal levels of depreciation and disposition of non-core property, plant and equipment were more than offset, primarily by the effect of translating balance sheet amounts into U.S. dollars.

    Intangible assets increased nominally by $137 million to $2,912 million at December 31, 2002 from $2,775 million at December 31, 2001, mainly due to the translation of balance sheet items into U.S. dollars. In accordance with SFAS 142, goodwill is no longer amortized as of January 1, 2002.

    Our net debt position (defined as total debt minus cash and equivalents and marketable securities), excluding assets and liabilities in discontinued operations, amounted to $3,339 million at December 31, 2002, compared to $4,338 million at December 31, 2001. This decrease was due to the planned reduction of our borrowings through the sale of non-core businesses, particularly, the sale of the Structured Finance and Metering businesses, as well as the sale of real estate. Not all of our cash and marketable securities are freely available to offset our total debt, as described in "--Restrictions on Transfer of Funds."

    Total borrowings decreased by $1,752 million to $7,952 million at December 31, 2002 from $9,704 million at December 31, 2001. Short-term borrowings, including current maturities of long-term debt, decreased by $2,125 million, or 45%, to $2,576 million outstanding at December 31, 2002 from $4,701 million outstanding at December 31, 2001. Long-term borrowings increased by $373 million, or 7%, to $5,376 million at December 31, 2002 from $5,003 million at December 31, 2001. The increase in 2002 mainly reflected the impact of translating balance sheet amounts from local currencies to U.S. dollars for reporting purposes. This increase was partly offset by $215 million relating to our convertible bonds issued during 2002. The shares of ABB Ltd that will be issued if the bonds are converted are denominated in Swiss francs, while the bonds are denominated in U.S. dollars. Under SFAS 133, and as clarified in discussions with the Securities and Exchange Commission, a component of the bonds must be accounted for as a derivative. A portion of the issuance proceeds is deemed to relate to the value of the derivative upon issuance and subsequent changes in value of the derivative are recorded through earnings and as an adjustment to the carrying value of the bond. This allocation of a portion of the proceeds to the derivative creates a discount on issuance, which is amortized to earnings over the life of the bond. The value of the derivative moves inversely to movements in our share price. As a result of the decline on our share price since the issuance of the bonds in May 2002, we have recorded a gain in 2002 from the change in fair value of the derivative, partially offset by amortization of the effective discount, resulting in a net decrease to interest and other finance expense of $215 million, with a corresponding reduction in long-term borrowings. If in 2003 our share price increases compared to the level at December 31, 2002, this will result in an increase in interest and finance expense and a corresponding increase in the carrying value of the bonds in 2003. Long-term debt at December 31, 2002 as a percentage of total debt was 68% compared to 52% at December 31, 2001.

CASH FLOW

    The consolidated statement of cash flows can be summarized into main activities as follows:

                                                                     YEAR ENDED DECEMBER 31,
                                                              --------------------------------------
                                                                2002           2001           2000
                                                              --------       --------       --------
                                                                         ($ IN MILLIONS)
Net income (loss), net of adjustments for non-cash items....     (399)         1,228           883
Changes in net operating assets.............................      418            755          (136)
SUB-TOTAL: CASH FLOWS PROVIDED BY OPERATIONS................       19          1,983           747
Acquisitions, investments, divestitures, net................    2,365           (295)          606
Asset purchases, net of disposals...........................     (126)          (609)         (315)
Other investing activities..................................      412           (314)         (780)
SUB-TOTAL: CASH FLOWS PROVIDED BY (USED IN) INVESTING
  ACTIVITIES................................................    2,651         (1,218)         (489)
Change in borrowings with maturities of 90 days or less.....   (1,677)           (69)          609
Other borrowings, net of repayments.........................   (1,138)         2,708          (653)
Treasury and capital stock transactions.....................        0         (1,393)          244
Other financing activities..................................        3           (569)         (592)
SUB-TOTAL: CASH FLOWS PROVIDED BY (USED IN) FINANCING
  ACTIVITIES................................................   (2,812)           677          (392)
Effects of exchange rate changes............................      141            (72)          (84)
Increase (decrease) in cash.................................       (1)         1,370          (218)

CASH FLOW FROM OPERATING ACTIVITIES

    Net cash provided by operating activities in 2002 decreased by $1,964 million to $19 million from $1,983 million in 2001. During 2002, the net loss, net of adjustments for non-cash items, was $399 million, as compared to a net income, net of such adjustments, of $1,228 million in 2001, representing a decrease of $1,627 million in 2002. This decrease was primarily driven by reduced non-cash earnings in non-core businesses and discontinued operations. In addition, increased cash payments towards restructuring expenses of $129 million and an increase of $119 million in payments related to asbestos litigation also contributed to this decrease. Net operating assets include marketable securities held for trading purposes, trade receivables, inventories, payables and other assets and liabilities. Debt and equity securities that are bought and held principally for the purpose of sale in the near term are classified as trading securities. Marketable securities classified as available-for-sale are treated as part of investing activities. Net cash provided by net operating assets decreased by $337 million to $418 million in 2002 from $755 million in 2001. This decrease in other assets and liabilities, net, was primarily related to a net cash outflow of $384 million under the securitization programs, a reduction of $285 million in the total volume of advances from customers and an increase of $278 million in unbilled receivables and contract inventories which exceeded the level experienced in 2001. In addition, the decrease from trade payables of $657 million resulted from the timing of payments in 2002 as compared to 2001. Offsetting this decrease in part was $498 million in net cash proceeds from the sale of marketable securities (trading) due to the cessation of proprietary trading activities in Treasury Centers business area and a reduction in other trade receivables of $627 million and inventories of $367 million, primarily resulting from our continued focus on reducing our working capital levels.

    Net cash provided by operating activities in 2001 increased by $1,236 million to $1,983 million from $747 million in 2000. Net income, net of adjustments for non-cash items, increased by $345 million in 2001, from $883 million in 2000 to $1,228 million in 2001. This was further supported by the decrease in net operating assets of $755 million in 2001, as compared to the increase in net operating assets of $136 million in 2000. The increase in net cash provided by operating activities in 2001 was primarily due to the increase in trade payables and non-trade payables.

CASH FLOW FROM INVESTING ACTIVITIES

    Investing activities include: acquisitions of, investments in and divestitures of businesses; purchases of property, plant and equipment, net of disposals; net investments in marketable securities that are not held for trading purposes; and accounts receivable from leases and third-party loans (financing receivables). Net investments in available-for-sale marketable securities and financing receivables are summarized in the table above as "other investing activities." Net cash provided by investing activities increased by $3,869 million to $2,651 million in 2002 from net cash used in investing activities of $1,218 million in 2001.

    Net cash flow resulting from purchases of, investments in, and divestitures of businesses increased to $2,365 million provided in 2002 from $295 million used in 2001. In 2002, cash used for acquisitions of new businesses totaled $144 million compared to $578 million in 2001. These cash outflows in 2002 were more than offset by disposals of businesses for an amount of $2,509 million. Major disposals during 2002 included the sale of our Air Handling, Structured Finance and Metering businesses.

    Cash used for purchases of property, plant and equipment, net of disposals, decreased by $483 million to $126 million in 2002 from $609 million in 2001. This decrease resulted from increased proceeds from the disposal of property, plant and equipment.

    Cash provided by other investing activities increased to $412 million in 2002, as compared to $314 million used in 2001. This increase primarily resulted from a substantial reduction in investments in financing receivables, particularly from the reduced lending activities in the Treasury Centers business area due to the cessation of proprietary trading activities. The increase was offset in part by a decrease in net cash flow from the purchase and sale of marketable securities that are not held for trading purposes, from $593 million in 2001 to $148 million in 2002.

    Net cash used in investing activities increased to $1,218 million in 2001 from $489 million in 2000. Net cash flow resulting from purchases of, investments in, and divestitures of businesses decreased to $295 million used in 2001 from $606 million provided in 2000. In 2001, cash used for acquisitions of new businesses totaled $578 million (including $284 million, related to the acquisition of Entrelec). These cash outflows were only partially offset by cash proceeds from disposals of businesses for an amount of $283 million. In 2000, cash used for acquisitions totaling $893 million was more than offset by cash from sale of businesses, which amounted to $1,499 million and primarily related to the divestiture of our remaining interest in ABB ALSTOM POWER joint venture and the nuclear technology business.

CASH FLOW FROM FINANCING ACTIVITIES

    Our financing activities primarily include net borrowings, both from the issuance of debt securities and directly from banks, treasury and capital stock transactions and payment of dividends. Net cash used in financing activities increased by $3,489 million to $2,812 million from $677 million provided in 2001. Cash used in total borrowings, net, increased by $5,454 million to $2,815 million in 2002, as compared to $2,639 million provided in 2001. Cash used in long-term borrowings increased by $3,846 million to $1,138 million in 2002 from $2,708 million provided in

2001. In addition, cash used in borrowings with maturities of 90 days or less increased by $1,608 million to $1,677 million in 2002 from $69 million cash used in 2001. These are in line with our strategy to reduce our overall debt and lengthen our debt maturity profile. There were no treasury and capital stock transactions and dividends payouts in 2002, compared to $1,393 million used in treasury and capital stock transactions and $502 million used in dividend payouts during 2001.

    Net cash provided by financing activities increased by $1,069 million to $677 million provided in 2001, as compared to $392 million used in 2000. Cash provided by long term borrowings, net of repayments, increased by $3,361 million to $2,708 million provided in 2001, as compared to $653 million repaid in 2000. This was partially offset by a decrease of $678 million in cash flow from borrowings with maturities of 90 days or less from $609 million cash provided in 2000 to $69 million of cash used in 2001. Our level of borrowings increased significantly during the first nine months of 2001 mainly due to the financing of the repurchase of our own shares, as well as a higher level of activity in project financing. Toward year-end 2001, we decreased our borrowings significantly through a strong increase in our cash from operations. During 2001, we used $1,393 million of cash for the purchase of our shares for treasury, offset by proceeds from the sale of options to purchase our shares. In April 2001, we paid dividends of $502 million, as compared to $531 million with respect to 2000.

               CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

CONTRACTUAL OBLIGATIONS

    The following table summarizes our contractual obligations and principal payments under our debt instruments, leases and certain other agreements as of December 31, 2002:

                                                                PAYMENTS DUE BY PERIOD
                                                -------------------------------------------------------
                                                           LESS THAN                            AFTER
                                                 TOTAL      1 YEAR     2-3 YEARS   4-5 YEARS   5 YEARS
                                                --------   ---------   ---------   ---------   --------
                                                                    ($ IN MILLIONS)
Long-term debt obligations....................   7,040       1,664       2,348       1,359      1,669
Commercial paper obligations..................     478         478          --          --         --
Other short-term debt obligations.............     434         434          --          --         --
Operating lease obligations...................   1,754         329         482         326        617

COMMERCIAL COMMITMENTS

    All guarantees issued before January 1, 2003 are accounted for in accordance with Statement of Financial Accounting Standards No. 5 ("SFAS 5"), ACCOUNTING FOR CONTINGENCIES. Provisions are recorded in the Consolidated Financial Statements at the time it becomes probable we will incur losses pursuant to a guarantee.

    In November 2002, the Financial Accounting Standards Board issued FIN 45, the disclosure requirements of which are effective for financial statements relating to periods ending after December 15, 2002. FIN 45 requires that we disclose the "maximum potential exposure" of certain guarantees, as well as possible recourse provisions that may allow us to recover from third parties amounts paid out under such guarantees. The "maximum potential exposure" as defined by FIN 45 does not allow any discounting of our assessment of actual exposure under the guarantees. The information below reflects our maximum potential exposure under the guarantees, which is higher than our assessment of the expected exposure.

    Certain guarantees issued or modified after December 31, 2002 will be accounted for in accordance with FIN 45. Upon issuance of certain guarantees, a liability, equal to the fair value of the guarantee, will be recorded. For further discussion of FIN 45, see "--New Accounting Pronouncements."

    Performance guarantees represent obligations where we guarantee the performance of a third party's product or service according to the terms of the contract. Such guarantees may include guarantees that a project will be completed within a specified time. If the third party does not fulfill the obligation, we will compensate the guaranteed party in cash or in kind. Performance guarantees include surety bonds, advance payment guarantees and performance standby letters of credit.

COMMITMENTS RELATING TO DISPOSED BUSINESSES

    We retained obligations for guarantees related to the power generation business contributed to the ABB ALSTOM POWER joint venture. The guarantees primarily consist of performance guarantees, advance payment guarantees, product warranty guarantees and other miscellaneous guarantees under certain contracts such as indemnification for personal and property injuries, taxes and compliance with labor laws, environmental laws and patents. The guarantees have maturity dates ranging from one to ten years and in some cases have no definite expiry. ALSTOM and its subsidiaries have primary responsibility for performing the obligations that are the subject of the guarantees. In connection with the sale to ALSTOM of our interest in the joint venture in May 2000, ALSTOM, the parent company, and ALSTOM POWER have undertaken jointly and severally to fully indemnify us and hold us harmless against any claims arising under such guarantees. Due to the nature of product warranty guarantees and the miscellaneous guarantees, we are unable to develop an estimate of the maximum potential amount of future payments for these guarantees issued on behalf of the former power generation business. Our best estimate of the total maximum potential exposure of all quantifiable guarantees we issued on behalf of our former Power Generation business was approximately $2,200 million as of December 31, 2002. The maximum potential exposure is based on the original guarantee or contract amount and does not reflect the completion status of the project. As of December 31, 2002, no losses have been recognized relating to guarantees issued on behalf of the former power generation business. We believe that it is not probable that we will incur a loss under these guarantees and therefore, in accordance with SFAS 5, a provision has not been recorded as of December 31, 2002.

    In connection with the sale of our nuclear technology business to BNFL in 2000, one of our subsidiaries retained obligations under surety bonds relating to the performance by the nuclear technology business under certain contracts entered into prior to the sale to BNFL. The surety bonds have maturity dates ranging from one to nine years. Pursuant to the purchase agreement under which the nuclear technology business was sold, BNFL is required to indemnify us and hold us harmless against any claims arising under such bonds. Our maximum potential exposure under these bonds at December 31, 2002 was approximately
$640 million. The maximum potential exposure is based on the original guarantee or contract amount and does not reflect the completion status of the project. As of December 31, 2002, no losses have been recognized relating to the surety bonds. We believe that it is not probable that we will incur a loss under these guarantees and therefore, in accordance with SFAS 5, a provision has not been recorded as of December 31, 2002.

    In connection with the sale of most of our Structured Finance business to GE Capital in November 2002, we provided to GE Capital several cash-collateralized letters of credit for a total amount of $202 million as security for certain performance-related obligations we retained in connection with the sale.

COMMITMENTS RELATING TO OUR REMAINING STRUCTURED FINANCE BUSINESS

    In the course of its commercial lending activities, our remaining Structured Finance business has guaranteed the obligations of certain third parties in return for a commission. These financial guarantees represent irrevocable assurances that we will make payment in the event that the third party fails to fulfill its obligations under the relevant loan agreement and the beneficiary under the guarantee records a loss under the terms of the guarantee agreement. We generally benefit from the collateral and security arrangements under the guaranteed loan. We recognize the commissions collected as income over the life of the guarantee and we record a provision when we become aware of an event of default or a potential event of default occurs.

    At December 31, 2002, we had issued approximately $207 million of financial guarantees with maturity dates ranging from one to eighteen years. The issued guarantees have the same maturity dates as the related debt. The maximum potential amount of future payments we could be required to make under such guarantees at December 31, 2002 is $207 million, of which $8 million is included in Other liabilities in our Consolidated Balance Sheet at December 31, 2002. We do not expect to incur significant losses under these contracts.

    Also in the normal course of its commercial lending activities, our remaining Structured Finance business has outstanding credit commitments, which have not yet been drawn down by customers. The unused amount at December 31, 2002 was $41 million.

OTHER COMMITMENTS

    At December 31, 2002, we had $211 million of financial guarantees outstanding that were unrelated to the remaining Structured Finance business. Of that amount, $206 million were issued on behalf of companies in which we currently have or formerly had an equity position. The guarantees have maturity dates ranging from one to fourteen years. We believe that it is not probable that we will incur a loss under these guarantees and therefore, in accordance with SFAS 5, a provision has not been recorded as of December 31, 2002.

    On behalf of companies in which we have an equity position, we have granted lines of credit and have committed to provide additional capital. At
December 31, 2002, the total unused lines of credit amounted to $22 million and the capital commitments amounted to $64 million.

GUARANTEES RELATING TO ABB PERFORMANCE

    In accordance with industry practice we also issue letters of credit, surety bonds and other performance guarantees on major projects, including long-term operation and maintenance contracts, which guarantee our own performance. Such guarantees may include guarantees that a project will be completed or that a project or particular equipment will achieve defined performance criteria. If we fail to attain the defined criteria, we must make payments in cash or in kind. We record provisions in the Consolidated Financial Statements at the time it becomes probable that we will incur losses pursuant to a performance guarantee. We do not expect to incur significant losses under these guarantees in excess of our provisions. However, such losses, if incurred, could have a material impact on our consolidated financial position, liquidity or results of operations.

    When we guarantee our own performance, some customers will require that the guarantee be issued by a financial institution. If we cannot obtain the guarantee from a financial institution, we could be prevented from bidding on or obtaining the contract. Financial institutions will consider our credit ratings in the guarantee approval process. Our current credit rating does not prevent us from obtaining guarantees from financial institutions, but can make the process more difficult or expensive. If we cannot obtain guarantees from financial institutions in the future, there could be a material impact on our consolidated financial position, liquidity or results of operations.

                       RELATED AND CERTAIN OTHER PARTIES

    We have participations in joint ventures and affiliated companies, which are accounted for using the equity method. Many of these entities have been established to perform specific functions, such as constructing, operating and maintaining a power plant. In addition to our investment, we may provide products to the project, may act as contractor of the project and may operate the finished product. We may also grant lines of credit to these entities and guarantee their obligations, as discussed under "--Contractual Obligations and Commercial Commitments--Commercial Commitments." The entity created generally would receive revenues either from the sale of the final product or from selling the output generated by the product. The revenue usually is defined by a long-term contract with the end user of the output.

    Our risk with respect to these entities is substantially limited to the carrying value of the companies on our Consolidated Balance Sheet. The carrying value for the equity accounted companies at December 31, 2002 and 2001 was $730 million and $615 million, respectively.

    Our 2002 Consolidated Financial Statements include the following aggregate amounts related to transactions with related and certain other parties:

                                                              ($ IN MILLIONS)
Revenues....................................................         77
Receivables.................................................         81
Other current assets........................................         58
Financing receivable (non-current)..........................        110
Payables....................................................         74
Borrowings (current)........................................         40
Other current liabilities...................................         22

                              CAPITAL EXPENDITURES

    We estimate that, as of December 31, 2002, less than $50 million was committed for future capital expenditures for property, plant and equipment.

                            RESEARCH AND DEVELOPMENT

    For a discussion of our research and development activities, see "Item 4. Information on the Company--Research and Development."

                     CONTINGENCIES AND RETAINED LIABILITIES

ENVIRONMENTAL

    All of our operations, but particularly our manufacturing operations, are subject to comprehensive environmental laws and regulations. Violations of these laws could result in fines, injunctions (including orders to cease the violating operations and to improve the condition of the environment in the affected area or to pay for such improvements) or other penalties. In addition, environmental permits are required for our manufacturing facilities (for example, with respect to air emissions and wastewater discharges). In most countries in which we operate, environmental permits must be renewed on a regular basis and we must submit reports to environmental authorities. These permits may be revoked, renewed or modified by the issuing authorities at their discretion and in compliance with applicable laws. We have implemented formal environmental management systems at nearly all of our manufacturing sites in accordance with the international environmental management standard ISO 14001, and we believe that we are in substantial compliance with environmental laws, regulations and permits in the various jurisdictions in which we operate, except for such instances of non-compliance that, in the aggregate, are not reasonably likely to be material.

    In a number of jurisdictions, including the United States, we may be liable for environmental contamination at our present or former facilities or at other sites where wastes generated from our present or former facilities were disposed of. In the United States, the Environmental Protection Agency and various state agencies are responsible for regulating environmental matters. These agencies have identified various current and former U.S.-based ABB Group companies as potentially responsible parties in respect of a number of such sites under the Comprehensive Environmental Response, Compensation, and Liability Act, the Resource Conservation and Recovery Act and other federal and state environmental laws. As a potentially responsible party we may be liable for a share of the costs associated with cleaning up these sites. As of December 31, 2002, there were approximately 25 sites at which ABB Group companies have, or may be potentially responsible for, environmental clean up costs. These 25 sites include several of our current or former facilities where we have undertaken voluntary corrective actions. The clean up of these sites involves primarily soil and groundwater contamination. We do not believe that our aggregate liability in connection with these sites will be material.

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

    In addition, we retained liability for certain specific environmental remediation costs at two sites in the U.S. that were operated by our nuclear business, which we sold to BNFL in 2000. Pursuant to the purchase agreement with BNFL, we retained all of the environmental liabilities associated with our Combustion Engineering subsidiary's Windsor, Connecticut facility and a portion of the environmental liabilities associated with our ABB C-E Nuclear Power subsidiary's Hematite, Missouri facility. The primary environmental liabilities associated with these sites relate to the costs of remediating radiological and chemical contamination at these facilities. Such costs are not payable until a facility is taken out of use and generally are incurred over a number of years. Although it is difficult to predict with accuracy the amount of time it may take to remediate radiological contamination upon decommissioning, based on information that BNFL has made publicly available, we believe that it may take until 2013 to remediate the Hematite site. With respect to the Windsor site, we believe the remediation may take until 2008. At the Windsor site, we believe that a significant portion of such remediation costs will be the responsibility of the U.S. government pursuant to the Atomic Energy Act and the Formerly Used Site Environmental Remediation Action Program because such costs relate to materials used by Combustion Engineering in its research and development work on, and fabrication of, nuclear fuel for the United States Navy. As a result of the sale of the nuclear technology business in April 2000, we established a reserve of $300 million in connection with estimated remediation costs related to these facilities. Expenditures charged to the remediation reserve were $12 million and $6 million during 2002 and 2001, respectively. In connection with the pre-packaged Chapter 11 filing by Combustion Engineering discussed below, we will retain all environmental liabilities associated with the Windsor site.

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

PRODUCT AND ORDER RELATED CONTINGENCIES

    In 1998, we entered into an engineering, procurement and project management contract with a customer for a refinery in India with a contract value of approximately $860 million. The project, which is subject to a reimbursable cost agreement, is approximately 60% complete and has been stalled for the past few years due to complications encountered by the customers in obtaining additional necessary financing. As of December 31, 2002, we had accounts and notes receivable of $68 million, sales in excess of invoicing of $159 million and off-balance sheet exposure of $43 million relating to the project. The customer and the banks involved have informed us that they are committed to restarting this project and that they have submitted a refinancing plan to the Corporate Debt Restructuring Committee (the "CDR"), established by the Indian government to process debt restructuring on a fast track basis. The customer and the banks have informed us that the plan is expected to be reviewed by the CDR in July 2003 and that, assuming the plan is approved, they expect the project to be restarted during the second half of 2003. We have recorded provisions of $140 million, which we believe adequately provide for our exposure related to this project. If the customer cannot obtain the required financing and the project is not restarted, we will not be able to recover our remaining investment in the project and will be subject to contingent liabilities to third parties, resulting in a write-off for our remaining investment in 2003.

ASBESTOS CLAIMS

OVERVIEW

    When we sold our 50% interest in the ABB ALSTOM POWER joint venture to ALSTOM in May 2000, we retained ownership of Combustion Engineering, a subsidiary that had conducted part of our discontinued power generation business and that now owns commercial real estate that it leases to third parties. Combustion Engineering is a co-defendant, together with other third parties, in numerous lawsuits in the United States in which the plaintiffs claim damages for personal injury arising from exposure to asbestos in equipment or materials that Combustion Engineering allegedly supplied or was responsible for, primarily during the early 1970s and before. Other ABB Group entities have sometimes been named as defendants in asbestos claims. These entities include ABB Lummus
Global Inc. (which is part of our Oil, Gas and Petrochemicals business and was formerly a subsidiary of Combustion Engineering) and Basic Incorporated (which is currently a subsidiary of Asea Brown Boveri Inc. and was formerly a subsidiary of Combustion Engineering). These claims, however, have been less significant than the Combustion Engineering claims and have not had a material impact on our Consolidated Balance Sheet or Consolidated Income Statement.

    Since 1989 through December 31, 2002, approximately 409,000 asbestos-related claims have been filed against Combustion Engineering. As of December 31, 2002, there were approximately 138,000 asbestos-related personal injury claims and five asbestos-related property damage claims pending (2001: 94,000 and five, respectively) against Combustion Engineering, which amount includes 81,269 claims that we have treated as settled (including those settled under the Master Settlement Agreement described below) but under which there are continuing payments (2001: 15,000). Approximately 79,000 new claims were made in 2002 (2001: 55,000) and approximately 34,500 claims were resolved in 2002 (2001:
27,000). As of December 31, 2002, there were approximately 10,900 claims pending against Basic and Lummus. Additionally, at that date, there were 253 cases (involving approximately 6,500 claims) against ABB entities other than Combustion Engineering, Lummus and Basic.

    As of December 31, 2002, 2001 and 2000, provisions of $1,118 million, $940 million and $590 million, respectively, were recorded on a consolidated basis in respect of the ABB Group's asbestos claims and related defense costs. We determined the amounts to be provided in 2001 and 2000 by estimating the expected cost of future claim settlements over a period of several years. The ultimate cost of asbestos claims is difficult to estimate with any degree of certainty due to the nature and number of variables associated with these claims. Some of the factors affecting the reliability of estimating the potential cost of claims are the rate at which new claims are filed, the impact of court rulings and legislative action, the extent of the claimants' association with Combustion Engineering's or other defendants' products, equipment or operations, the type and severity of the disease suffered by the claimant, the method of resolution of such cases, the financial condition of other defendants and the availability of insurance to recover the costs, until the policy limits are exhausted. In 2002, the provision was based on our obligations under Combustion Engineering's Chapter 11 plan of reorganization, as described below, and assumed the confirmation and effectiveness of the pre-packaged plan. These provisions do not reflect probable insurance recoveries on those claims. We recorded receivables of approximately $241 million, $263 million and $251 million at December 31, 2002, 2001 and 2000, respectively, for probable insurance recoveries, which were established with respect to asbestos claims. During 2002 and 2001, Combustion Engineering experienced a significant increase in the level of new claims and higher total and per-claim settlement costs as compared to prior years. Cash payments, before insurance recoveries, to resolve Combustion Engineering's asbestos claims were $236 million (including $30 million contributed into the CE Settlement Trust described below), $136 million and $125 million in 2002, 2001 and 2000, respectively. Administration and defense costs were $32 million (including a significant portion related to negotiations and preparations for the CE Settlement Trust and the potential Combustion Engineering bankruptcy filing), $13 million and $7 million in 2002, 2001 and 2000, respectively.

    Our cash payments to resolve claims against entities other than Combustion Engineering, Lummus and Basic have been immaterial to date, totalling less than $250,000 in the aggregate. We have not maintained a reserve for the claims pending against such entities. Of the claims outstanding as of December 31, 2002, approximately 2,250 were brought in Mississippi in 2002 in a single case that names hundreds of co-defendants and makes no specific allegations of any relationship between any ABB entity and the plaintiffs. Approximately 3,400 have been brought in Ohio by claimants represented by a single law firm in cases that typically name 50 to 60 co-defendants and do not allege any specific linkage between the plaintiffs and any ABB entity. The remaining claims are pending in various jurisdictions. We generally seek dismissals from claims where there is no apparent linkage between the plaintiffs and any ABB entity. As these claims are unrelated to Combustion Engineering, Lummus or Basic, they will not be resolved pursuant to the pre-packaged bankruptcy plan of Combustion Engineering described below. Our experience resolving these claims to date indicates that they have not had a material impact on our financial condition, results of operations or cash flows.

NEGOTIATIONS WITH REPRESENTATIVES OF ASBESTOS CLAIMANTS AND PRE-PACKAGED CHAPTER
  11 FILING

    In October 2002, we and Combustion Engineering determined that it was likely that the expected asbestos-related costs of Combustion Engineering would exceed the value of its assets ($812 million at September 30, 2002 and $828 million at December 31, 2002) if its historical settlement policies continued into the future. At that time, we and Combustion Engineering were actively considering various options for resolving Combustion Engineering's asbestos liabilities, including the possible reorganization of Combustion Engineering under Chapter 11 of the U.S. Bankruptcy Code. In that context, we believed that estimating Combustion Engineering's asbestos liabilities based on historical settlement practices was no longer appropriate. Subsequently, we and Combustion Engineering determined to resolve the asbestos liability of Combustion Engineering and its affiliates by reorganizing Combustion Engineering under Chapter 11, the principal business reorganization chapter of the U.S. Bankruptcy Code. We and Combustion Engineering determined to structure the Chapter 11 reorganization as a "pre-packaged plan," in which acceptances of the plan would be solicited prior to the filing of the Chapter 11 case, thus reducing the duration and expense of the bankruptcy proceedings.

    Beginning in October 2002, we and Combustion Engineering conducted extensive negotiations with representatives of certain asbestos claimants with respect to a pre-packaged plan. On November 22, 2002, Combustion Engineering and the asbestos claimants' representatives entered into a Master Settlement Agreement for settling open asbestos-related personal injury claims that had been filed against Combustion Engineering prior to November 15, 2002. Combustion Engineering also agreed, pursuant to the Master Settlement Agreement, to form and fund the CE Settlement Trust to fund and administer the payment of asbestos-related personal injury claims settled under the Master Settlement Agreement. Under the terms of the Master Settlement Agreement, eligible claimants who met all criteria to qualify for payment were entitled to receive a percentage of the value of their claim from the CE Settlement Trust and retain a claim against Combustion Engineering for the unpaid balance. The Master Settlement Agreement divides claims into three categories based on the status of the claim at November 14, 2002, the status of the documentation relating to the claim, and whether or not the documentation establishes a valid claim eligible for settlement and payment by Combustion Engineering. The Master Settlement Agreement was supplemented in January 2003 to clarify the rights of certain claimants whose right to participate in a particular payment category was disputed. The Master Settlement Agreement, as supplemented, settled approximately 80,000 open asbestos-related personal injury claims that had been lodged against Combustion Engineering.

    Pursuant to the Master Settlement Agreement, the CE Settlement Trust was to be funded by:

    - cash contributions from Combustion Engineering in the amount of $5 million at inception;

    - cash contributions from ABB Inc., a subsidiary of ABB Ltd, in the amount of $30 million by December 31, 2003;

    - a promissory note from Combustion Engineering in the principal amount of approximately $101 million (guaranteed by Asea Brown Boveri Inc.); and

    - an assignment by Combustion Engineering of the $311 million unpaid balance of principal and interest due to Combustion Engineering from Asea Brown Boveri Inc. under a loan agreement dated May 12, 2000 (guaranteed by ABB
      Ltd).

    On January 17, 2003, we announced that we and Combustion Engineering had reached an agreement on a proposed Pre-Packaged Plan of Reorganization for Combustion Engineering under Chapter 11 of the U.S. Bankruptcy Code (the "Plan"). The agreement was reached both with certain representatives of asbestos claimants with existing asbestos-related personal injury claims against Combustion Engineering (encompassing claimants who had lodged claims prior to November 15, 2002 and claimants who had filed claims after that date and were not eligible to participate in the

Master Settlement Agreement) and with the proposed representative of persons who may be entitled to bring asbestos-related personal injury claims in the future.

    The Plan provides for the creation of an independent trust (the "Asbestos PI Trust") which is separate and distinct from the CE Settlement Trust and addresses "Asbestos PI Trust Claims," which consist of present and future asbestos-related personal injury claims (including the claims previously settled pursuant to the Master Settlement Agreement only to the extent of any unpaid portions thereof) that arise directly or indirectly from any act, omission, products or operations of Combustion Engineering, Lummus or Basic. If the Plan is confirmed and ultimately becomes effective, a channelling injunction would be issued under the U.S. Bankruptcy Code pursuant to which the Asbestos PI Trust Claims against ABB Ltd and its affiliates (including Combustion Engineering, Lummus and Basic) would be channelled to the Asbestos PI Trust. This would mean that the sole recourse of a holder of an Asbestos PI Trust Claim would be to the Asbestos PI Trust and such holder would have no right to assert such a claim against ABB Ltd and its affiliates (including Combustion Engineering, Lummus and Basic). The trust would be funded with cash and other assets valued at approximately $800 million.

    The Plan sets forth distribution procedures for the allocation of funds to the claimants. The Plan provides that the unpaid portion of claims that were settled pursuant to the Master Settlement Agreement will also be entitled to distributions from the Asbestos PI Trust. On the effective date of the Plan, the Asbestos PI Trust will be funded as follows:

    - a $20 million 5% term note with a maximum term of ten years from the effective date of the Plan, secured by Combustion Engineering's Windsor, Connecticut real estate and real estate leases (under certain specified contingencies, the Asbestos PI Trust may have the right to convert the term note into ownership of 80% of the voting securities of the reorganized Combustion Engineering);

    - excess cash held by Combustion Engineering on the effective date of the Plan;

    - a promissory note, guaranteed by ABB Ltd and/or certain of its subsidiaries, in aggregate amount of $250 million payable in equal quarterly instalments commencing in 2004, with $50 million to be paid during 2004, $100 million to be paid during 2005 and $100 million to be paid during 2006, and further providing for contingent payments of an additional aggregate amount of $100 million in equal instalments between 2006 and 2010 if ABB Ltd meets certain financial performance standards (EBIT margin of 8% for the first two instalments and 12% for the last two instalments);

    - a non-interest bearing promissory note on behalf of Lummus in the amount of $28 million payable in relatively equal annual instalments over 12 years;

    - a non-interest bearing promissory note on behalf of Basic in the aggregate amount of $10 million payable in relatively equal annual instalments over 12 years;

    - 30,298,913 ABB Ltd shares, which had a fair value at December 31, 2002 of $86 million. Our obligation to deliver these shares will continue to be marked to market, with changes in the fair value of the shares reflected in earnings until such shares are contributed to the Asbestos PI Trust;

    - we will execute and deliver a nuclear and environmental indemnity with regard to obligations arising out of Combustion Engineering's Windsor, Connecticut site for the benefit of Combustion Engineering;

    - Combustion Engineering, Lummus and Basic will assign to the Asbestos PI Trust any proceeds under certain insurance policies and insurance settlement agreements. Aggregate unexhausted product liability limits are approximately $200 million for Combustion Engineering, approximately
      $43 million for Lummus and approximately $28 million for Basic, although amounts ultimately recovered by the Asbestos PI Trust under these policies may be substantially less than the policy limits. In addition, Combustion Engineering will assign to the

      Asbestos PI Trust scheduled payments under certain of its insurance settlement agreements (approximately $90 million as of December 31, 2002); and

    - if Lummus is sold within 18 months after the effective date of the Plan, ABB Inc. will contribute $5 million to the CE Settlement Trust and $5 million to the Asbestos PI Trust. If the CE Settlement Trust has ceased to exist at that time, both $5 million payments will be made to the Asbestos PI Trust, but in no event will this contribution exceed the net proceeds of the sale of Lummus.

NEXT STEPS IN THE CHAPTER 11 PROCESS

    The solicitation of votes to approve the Plan began on January 19, 2003, and Combustion Engineering filed for Chapter 11 in the U.S. Bankruptcy Court in Delaware on February 17, 2003 based on the previously negotiated Plan. The voting period closed on February 19, 2003, and approximately 97% of qualified ballots voted to approve the Plan. A confirmation hearing and related hearings commenced on April 7, 2003 and continued from time to time through early
June 2003. On June 23, 2003, the U.S. Bankruptcy Court issued its Order Approving the Disclosure Statement but Recommending Withholding of Confirmation of the Plan of Reorganization for Combustion Engineering for Ten Days and related findings of fact (the "Ruling"). The Ruling approved the disclosure statement that was the document used as the basis for soliciting approval of the Plan from asbestos claimants and verified the voting results that approved the Plan. Although the Ruling did not confirm the Plan, it indicates that the U.S. Bankruptcy Court will recommend that the Plan be confirmed if we and Combustion Engineering can establish to the court's satisfaction the following two matters:

    - that adequate efforts were made to identify, notify and solicit votes on the Plan from creditors with claims only against Lummus and only against Basic that were not related to claims against Combustion Engineering; and

    - that there are segregated funds available and a mechanism to pay only such creditors of Lummus and Basic as evidenced by documents setting forth payment procedures in this regard.

    The Ruling provides us and Combustion Engineering an opportunity to submit additional information to the U.S. Bankruptcy Court by July 3, 2003 to establish these matters to the court's satisfaction. We have submitted the additional information for the court's consideration prior to the deadline. We believe that the submitted information will be sufficient to satisfy the U.S. Bankruptcy Court. If, however, we and Combustion Engineering cannot provide information addressing these matters to the court's satisfaction, we expect that we and Combustion Engineering would have to take additional action (possibly including soliciting votes from creditors of Lummus and Basic) to establish for the U.S. Bankruptcy Court that these requirements are satisfied before the U.S. Bankruptcy Court would recommend confirmation of, or confirm, the Plan. We cannot be certain that we and Combustion Engineering would be able to satisfy the U.S. Bankruptcy Court with respect to these requirements or that the court would recommend confirmation of, or confirm, the Plan.

    The Plan, including the channelling order, will become effective when the U.S. Bankruptcy Court recommends the issuance of, or issues, a confirmation order, the confirmation order is issued or affirmed, as the case may be, by the U.S. District Court and has become a final order that is not subject to appeal, and the other conditions to the effectiveness of the Plan have been satisfied. So long as the effectiveness of the Plan has not been stayed, the Plan may become effective at such earlier date as the parties to the Chapter 11 case agree if a confirmation order has been issued. Following the Bankruptcy Court's order recommending issuance of, or issuing, a confirmation order, interested parties have a ten-day period during which they may file with the U.S. District Court notice of their intent to appeal the order. Potential appellants include, among others, a small number of asbestos claimants and certain insurance companies which historically have provided insurance coverage to Combustion Engineering, Basic and Lummus. The U.S. District Court rules on these appeals as part of determining whether to issue or affirm the confirmation order. However, even if the U.S. District Court issues or affirms the confirmation order, the U.S. District Court's order is itself subject to appeal. Objectors filing such appeals may seek to stay the effectiveness of the channelling injunction pending the outcome of their appeals. We cannot be certain that a confirmation order will be issued or, if issued, whether or not it will be appealed. We also cannot be certain of the duration or outcome of any appeal process. Regardless of whether or not the pre-packaged plan becomes effective, the Master Settlement Agreement remains effective and has settled approximately 80,000 asbestos-related personal injury claims that had been lodged against Combustion Engineering.

    If the U.S. Bankruptcy Court recommends confirmation of, or confirms, the Plan, based on the proceedings to date, we would expect that the most likely objections that appellants would raise in the appeal process may include the following:

    - arguments that Combustion Engineering is not permitted to obtain a channelling injunction that protects Combustion Engineering's affiliates with respect to claims against Combustion Engineering;

    - arguments that asbestos claims against Lummus and Basic cannot be made subject to a channelling injunction;

    - arguments that the disclosure provided in connection with the solicitation of acceptances of the pre-packaged plan did not satisfy the required standards;

    - arguments that claimants covered by the Plan would fare better outside the Plan;

    - arguments that the Plan improperly affects the rights and obligations of insurance carriers who have continuing obligations to provide insurance coverage with respect to Combustion Engineering's asbestos liabilities; and

    - arguments that the Plan fails to address properly the indemnification rights of certain insurers.

    If any of these objections are made in the appeal process, we and Combustion Engineering will vigorously contest them, but we cannot assure you that we and Combustion Engineering will succeed.

EFFECT OF THE PLAN ON OUR FINANCIAL POSITION

    We recorded a charge of $420 million in income (loss) from discontinued operations, net of tax, for 2002, which amount was determined based upon the proposed settlement amounts contained in the Plan. In prior years, the Consolidated Financial Statements reflected charges to earnings based on Combustion Engineering's forecasts of the expected cost of future claim settlements over a period of several years and estimates of the amounts recoverable from insurance when the claims were settled. This resulted in a charge to earnings of $470 million and $70 million in 2001 and 2000, respectively, which is included in income (loss) from discontinued operations, net of tax.

    Based on expected implementation of the Plan, we estimated that the ultimate liability for the resolution of asbestos-related personal injury claims against Combustion Engineering, Lummus and Basic as of December 31, 2002 will be
$1,118 million and is included in accrued liabilities and other in the Consolidated Balance Sheet. If the Plan is confirmed, certain amounts will be reclassified as of the effective date to other long-term liabilities based on the scheduled cash payments. Future earnings will be affected by mark-to-market adjustments for changes in the fair value of ABB Ltd stock, as well as contingent payments when they become determinable. In the event the Plan is not confirmed or the confirmation order is later overturned, our ultimate liability for the resolution of asbestos-related personal injury claims and our reserves related thereto might change in a manner that would be uncertain and could have a material adverse impact on our financial position, results of operations and liquidity.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

                               BOARD OF DIRECTORS

    Our board of directors defines the ultimate direction of the business of ABB and issues the necessary instructions. It determines the organization of the ABB Group and appoints, removes and supervises the persons entrusted with the management and representation of ABB. The internal organizational structure and the definition of the areas of responsibility of our board of directors, as well as the information and control instruments vis-a-vis the executive committee, are set forth in the regulations of the board of directors. We have been granted an exception by the Federal Office of Justice of Switzerland (BUNDESAMT FUR JUSTIZ) to the rule that a majority of the members of the board of directors of ABB must be citizens of Switzerland with residence in Switzerland according to
Article 708 para 1 of the Swiss Code of Obligations.

    Our articles of incorporation stipulate that the board of directors must consist of not fewer than seven and no more than 13 members at any time. Swiss law and our articles of incorporation also provide that each director must be a shareholder of ABB. Directors are elected for terms of one year by the shareholders in a shareholders' meeting. Members of the board of directors whose terms of office have expired are immediately eligible for re-election. Our articles of incorporation do not provide for the retirement or non-retirement of directors under an age-limit requirement. Our internal regulations provide that a director shall resign at the annual general meeting of shareholders taking place in the year of his or her 70th birthday.

    The board of directors appoints its Chairman and one or more Vice Chairmen, as well as the persons entrusted with our management and representation, whom the board of directors is also responsible for removing.

    The following table sets forth the names and the years of birth of our directors and their current positions with ABB.

NAME                                       BORN     CURRENT POSITION
----                                     --------   ----------------
Jurgen Dormann.........................    1940     President, Chairman and Chief Executive Officer
Roger Agnelli..........................    1958     Director
Louis R. Hughes........................    1949     Director
Hans Ulrich Marki......................    1946     Director
Michel de Rosen........................    1951     Director
Michael Treschow.......................    1943     Director
Dr. Bernd W. Voss......................    1939     Director
Jacob Wallenberg.......................    1956     Director

    ABB Ltd became the ultimate holding company of the ABB Group on June 28, 1999. The biographies of Messrs. Dormann and Wallenberg also note the years of service they provided to ABB Asea Brown Boveri Ltd, the former parent company of the ABB Group.

    JURGEN DORMANN has been the Chairman of ABB's board of directors since November 2001 and has been ABB's President and Chief Executive Officer since September 2002. He has been a member of ABB's board of directors since June 28, 1999. From 1998 to 1999, he served as a member of the board of directors of ABB Asea Brown Boveri Ltd. He is the chairman of the supervisory board of Aventis and the chairman of the board of directors of Lion Bioscience. Mr. Dormann is also a member of the boards of directors of Allianz and IBM Corporation.
Mr. Dormann is a German citizen.

    ROGER AGNELLI was elected to ABB's board of directors at the annual general meeting of shareholders on March 12, 2002. He is the President and Chief Executive Officer of Companhia Vale do Rio Doce. He is also a member of the boards of directors of Valepar, Companhia Paulista de Forca e Luz, Companhia Siderurgica Nacional, LATASA, VBC Energia, Brasmotor, Mahle Metal Leve, Rio Grande Energia and Serra da Mesa Energia. Mr. Agnelli is a Brazilian citizen.

    LOUIS R. HUGHES was elected to ABB's board of directors at the annual general meeting of shareholders on May 16, 2003. Mr. Hughes is the chairman of the board of directors of Maxager Technology, Inc. and is a member of the boards of directors of British Telecom, AB Electrolux and Sulzer AG. Mr. Hughes was the president and chief operating officer of Lockheed Martin Corp. in 2000 and was an executive vice president of General Motors Corp. from 1992 to 2000. He was also the acting chief executive officer of Wavecrest Laboratories LLC from 2002 to 2003. Mr. Hughes is a United States citizen.

    HANS ULRICH MARKI was elected to ABB's board of directors at the annual general meeting of shareholders on March 12, 2002. He is the chairman of IBM Europe/Middle East/Africa and a member of the board of directors of Mettler-Toledo International, Inc. Mr. Marki is a Swiss citizen.

    MICHEL DE ROSEN was elected to ABB's board of directors at the annual general meeting of shareholders on March 12, 2002. He is the president, chief executive officer and chairman of ViroPharma, Inc. He is the chairman of the board of directors of Paul Capital Partners Royalty Fund, and a member of the boards of directors of Innaphase and Ursinus College. Mr. de Rosen is a French citizen.

    MICHAEL TRESCHOW was elected to ABB's board of directors at the annual general meeting of shareholders on May 16, 2003. He is the chairman of the board of directors of Ericsson AB and a member of the board of directors of Electrolux AB. He is the vice chairman of the Federation of Swedish Enterprise. From 1997 to 2002, he was the president and chief executive officer of the Electrolux Group. Prior to 1997, he was the president and chief executive officer of Atlas Copco AB. Mr. Treschow is a Swedish citizen.

    DR. BERND W. VOSS was elected to ABB's board of directors at the annual general meeting of shareholders on March 12, 2002. He is a member of the supervisory board of Dresdner Bank AG. He is also a member of the boards of directors of Allianz Leben AG, Continental AG, KarstadtQuelle AG, Quelle AG, TUI AG, Wacker Chemie GmbH and Osram GmbH. Dr. Voss is a German citizen.

    JACOB WALLENBERG has been a member of ABB's board of directors since
June 28, 1999. From March 1999 to June 1999, he served as a member of the board of directors of ABB Asea Brown Boveri Ltd. He is the chairman of the board of directors of SEB Skandinaviska Enskilda Banken and W Capital Management. He is also vice-chairman of Investor AB, the Knut and Alice Wallenberg Foundation, Atlas Copco, SAS AB and Electrolux, and a member of the boards of directors of the Confederation of Swedish Enterprise and the Nobel Foundation.
Mr. Wallenberg is a Swedish citizen.

                               SENIOR MANAGEMENT

EXECUTIVE COMMITTEE

    Our board of directors has delegated the executive management of ABB to the chief executive officer and the other members of the executive committee. The chief executive officer, and under his direction the other members of the executive committee, are responsible for our overall business and affairs and day-to-day management. The chief executive officer reports to the board regularly, and whenever extraordinary circumstances so require, on the course of our business and financial performance and on all organizational and personnel matters, transactions and other issues relevant to the group.

    Upon proposal by the nomination and compensation committee, the executive committee is appointed and discharged by the board and consists of the chief executive officer, the chief financial officer and the other executive vice presidents.

    The following table sets forth the names and the years of birth of the members of the executive committee, their current positions with us and the dates of their initial appointment to their current positions.

                                                                                            YEAR OF
NAME                        BORN     CURRENT POSITION                                     APPOINTMENT
----                      --------   ----------------                                     -----------
Jurgen Dormann..........    1940     President, Chairman and Chief Executive Officer         2002
Peter Voser.............    1958     Chief Financial Officer                                 2002
Dinesh C. Paliwal.......    1957     Head of Automation Technologies Division                2003
Peter Smits.............    1951     Head of Power Technologies Division                     2003
Gary Steel..............    1952     Head of Human Resources                                 2003

    JURGEN DORMANN. For Mr. Dormann's biography, see above under "--Board of Directors."

    PETER VOSER has been our Chief Financial Officer since March 2002.
Mr. Voser was Chief Financial Officer of Shell Europe Oil Products from 1999 until early 2001, when he became Chief Financial Officer of Shell Oil Products. Mr. Voser is a Swiss citizen.

    DINESH C. PALIWAL has been the Head of our Automation Technologies division since January 2003. From April 2002 to January 2003, he was our Executive Vice President responsible for our Industries Division. Between January 1, 2001 and March 2002, he was our Executive Vice President responsible for our Process Industries division. From 1999 to 2001, he was responsible for our worldwide activities in the Automation Segment for the paper, printing, metals, mining and cement industries. From 1998 to 1999, he was responsible for our worldwide activities in the Automation Segment for the pulp, paper and printing industries. From 1994 to 1998, he was Vice President responsible for our automation activities in process industries in China and Northeast Asia. From 1990 to 1994, he was Director of Marketing and Sales for our automation activities for the paper industry in Asia. Prior to 1990, he held several positions in sales and project management. Mr. Paliwal is an Indian citizen.

    PETER SMITS has been the Head of our Power Technologies division since January 2003. From 2001 to January 2003, he was Executive Vice President responsible for the Power Technology Products division. From 1998 to 2001, he was Senior Vice President, Business Area Manager Distribution Transformers, at ABB T&D Ltd. From 1994 to 1998, he was President and Country Manager at Asea Brown Boveri SA. From 1990 to 1994, he served as President at Pfleiderer Verkehrstechnik GmbH. From 1988 to 1990, he held several positions at Asea Brown Boveri AG, was Vice-President at ABB Schaltanlagen GmbH and was Business Unit Manager for worldwide substations activities in the our High-Voltage Switchgear business area. From 1980 to 1988, he held several positions at Asea
Lepper GmbH. From 1979 to 1980, he served as Divisional Export Sales Manager at Vossen GmbH. From 1978 to 1979, he served as Assistant Accountant in Auditing at Peat, Marwick, Mitchell & Co. (KPMG). Mr. Smits is a German citizen.

    GARY STEEL was appointed our Head of Human Resources in January 2003. In 2002, he was the Human Resources Director, Group Finance at Shell. Between 1976 and 2002, he held several human resources and employee relations positions at Shell. Mr. Steel is a Scottish citizen.

SENIOR OFFICERS

    The following table sets forth the names of our senior officers, their current positions with us and the dates of their initial appointment to their current positions.

                                                                                   YEAR OF
NAME                             CURRENT POSITION                                APPOINTMENT
----                             ----------------                                -----------
Markus Bayegan.................  Chief Technology Officer                           2001
Erik Fougner...................  Interim Head of Oil, Gas and Petrochemicals        2002
                                   Business
John Scriven...................  General Counsel, Head of Group Function Legal      2003
                                   and Compliance
Alfred Storck..................  Deputy Chief Financial Officer, Head of Group      2003
                                   Function Corporate Finance and Taxes

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

    ERIK FOUGNER has been Interim Head of our Oil, Gas and Petrochemicals business since July 2002. He has been our Business Area Manager, Upstream of the Oil, Gas and Petrochemicals division since 2001. Between 1991 and 2001, he held several positions in the ABB Group. From 1986 to 1991, he was a management consultant at McKinsey & Co. in Norway and from 1983 to 1985, he served at the Norwegian Ministry of Finance. Mr. Fougner is a Norwegian citizen.

    JOHN SCRIVEN joined ABB Ltd in May 2003 and has assumed the positions of General Counsel, Head of Group Function Legal and Compliance and Secretary to the ABB Ltd board of directors. From 2001 to 2003, he was "of Counsel" at the Homburger Rechtsanwalte law firm in Zurich, Switzerland. From 1975 to 2000, he held various executive positions within the legal department of The Dow Chemical Company at both its corporate headquarters in the United States and Switzerland. From 1994 to 2000, he held the position of Vice President, General Counsel and Secretary at The Dow Chemical Company, Midland, Michigan, USA. Mr. Scriven holds both British and Swiss citizenship.

    ALFRED STORCK has been our Deputy Chief Financial Officer since
February 2003 and has been our Head of Group Function Corporate Finance and Taxes since January 2001. From 1997 to 2001, he was the head of Corporate Staff, Corporate Finance and Taxes. From 1988 (when BBC Brown Boveri AG and Asea AB merged) to 1997, he was our Group Tax Officer. Mr. Storck is a German citizen.

                              CORPORATE GOVERNANCE

    We are committed to the highest international standards of corporate governance, and we support the general principles as set forth in the Swiss Code of Best Practice for Corporate Governance as well as those of the capital markets where ABB shares are listed: the SWX Swiss Exchange and exchanges in London, Stockholm, Frankfurt and New York.

    In addition to the provisions of the Swiss Code of Obligations, our principles and rules on corporate governance are laid down in our articles of incorporation, our board regulations, our standards for corporate governance, the charters of our board committees, the board membership guidelines, several internal directives (such as the directive on insider information) and the code on business ethics. It is the duty of our board of directors to review and amend or propose amendments to those documents from time to time to reflect the most recent developments and practices as well as to ensure compliance with applicable laws and regulations.

DUTIES OF DIRECTORS AND OFFICERS

    The directors and officers of a Swiss corporation are bound, as specified in the Swiss Code of Obligations, to perform their duties with all due care, to safeguard the interests of the corporation in good faith and to extend equal treatment to shareholders in like circumstances.

    The Swiss Code of Obligations does not specify what standard of due care is required of the directors of a corporate board. However, it is generally held in Swiss doctrine and jurisprudence that the directors must have the requisite capability and skill to fulfill their function, and must devote the necessary time to the discharge of their duties. Moreover, the directors must exercise all due care that a prudent and diligent director would have taken in like circumstances. Finally, the directors may not take any actions that may be harmful to the corporation.

    EXERCISE OF POWERS

    Directors as well as other persons authorized to act on behalf of a Swiss corporation may perform all legal acts on behalf of the corporation which the business purpose as set forth in the articles of incorporation of the corporation may entail. Pursuant to court practice, such directors and officers can take any action that is not outright excluded by the business purpose of the corporation. In so doing, however, the directors and officers must still pursue the duty of due care and the duty of loyalty described above and must extend equal treatment to its shareholders in like circumstances. Our articles of incorporation do not contain provisions concerning a director's power, in the absence of an independent quorum, to vote on the compensation to themselves or any members of their body.

    CONFLICTS OF INTEREST

    Swiss law does not have a general provision on conflicts of interest and our articles of incorporation do not limit our directors' power to vote on a proposal, arrangement or contract in which the director or officer is materially interested. However, the Swiss Code of Obligations requires directors and officers to safeguard the interests of the corporation and, in this connection, imposes a duty of care and loyalty on directors and officers. This rule is generally understood and so recommended by the Swiss Code of Best Practice for Corporate Governance as disqualifying directors and officers from participating in decisions, other than in the shareholders' meeting, that directly affect them. In addition, our board of directors has decided to create the new position of lead director who will intervene and lead proceedings, where the chairman of the board, as a result of his executive role as chief executive officer, would be exposed to conflicting interests. See "--Board Practices."

    CONFIDENTIALITY

    Confidential information obtained by directors and officers of a Swiss corporation acting in such capacity must be kept confidential during and after their term of office.

    SANCTIONS

    If directors and officers transact on behalf of the corporation with BONA FIDE third parties in violation of their statutory duties, the transaction is nevertheless valid as long as it is not outright excluded by the corporation's business purpose as set forth in its articles of incorporation. Directors and officers acting in violation of their statutory duties--whether transacting with BONA FIDE third parties or performing any other acts on behalf of the company--may, however, become liable to the corporation, its shareholders and its creditors for damages. The liability is joint and several, but the courts may apportion the liability among the directors and officers in accordance with their degree of culpability.

    In addition, Swiss law contains a provision under which payments made to a shareholder or a director or any person(s) associated therewith other than at arm's length must be repaid to the company if the shareholder or director or any person associated therewith was acting in bad faith.

    If the board of directors has lawfully delegated the power to carry out day-to-day management to a different corporate body, E.G., the executive committee, it is not liable for the acts of the members of that different corporate body. Instead, the directors can only be held liable for their failure to properly select, instruct and supervise the members of that different corporate body.

BOARD PRACTICES

    Board meetings are convened by the chairman or upon request by a director or the chief executive officer. During 2002, eight board meetings were held. Written documentation covering the various items of the agenda for each board meeting is sent out in advance to each board member in order to allow the member time to study the covered matters prior to the meetings. Decisions made at the board meetings are recorded in written minutes of the meetings.

    Our board membership guidelines require that the board of directors be comprised of a substantial majority of independent directors. Currently all board members, with the exception of Mr. Dormann, our chairman and chief executive officer, are independent, non-executive directors. In order to address situations of conflicting interests between the chairman of the board and board members, the board, at its meeting of February 10, 2003, decided to create the new position of lead director. The additional tasks of the lead director will be to act as counselor to the chairman and facilitate the dialogue between the members of the board and the chairman. The lead director will have the ability to call special meetings without the chairman's presence where the chairman's role and performance will be discussed. The board of directors intends to appoint Jacob Wallenberg as the lead director at its next regular meeting, which is expected to be held in July 2003.

    Our board of directors has appointed from among its members two board committees, the finance and audit committee and the nomination and compensation committee. A new strategy committee will be constituted at the next meeting of the board of directors. The duties and objectives of the board committees are set forth in charters issued or approved by the board of directors. These committees assist the board in its tasks and report regularly to the board.

    The finance and audit committee oversees the financial reporting processes and accounting practices, evaluates the independence, objectivity and effectiveness of external and internal auditors, reviews audit results, monitors compliance with the laws and regulations governing the preparation of our financial statements and assesses the processes relating to our risk management and internal control systems. The finance and audit committee is required to be composed of three or more independent directors who have a thorough understanding of finance and accounting. The chief financial officer and, as determined by the committee's chairman for matters related to their respective functions, the head of internal audit, as well as the external auditors may participate in the finance and audit committee meetings. Mr. Voss is the chairman of the finance and audit committee, and Messrs. Wallenberg and Agnelli are members. The committee met five times in 2002.

    The nomination and compensation committee determines the selection of candidates for the board of directors and its committees, plans for the succession of directors and ensures that newly elected directors receive the appropriate introduction and orientation and that all directors receive adequate continuing education and training to fulfill their obligations. The nomination and compensation committee determines the remuneration of the members of the executive committee.

The nomination and compensation committee is required to be composed of three or more independent directors. Upon invitation by the committee's chairman, the chief executive officer or other members of the group executive committee may participate in the committee meetings, provided that any potential conflict of interest is avoided and confidentiality of the discussions is maintained.
Mr. Marki is the chairman of the nomination and compensation committee, and Messrs. Wallenberg and de Rosen are members. The committee met seven times in 2002.

                                  COMPENSATION

BOARD OF DIRECTORS

    For the period from the annual general meeting of shareholders in 2002 to the annual general meeting of shareholders in 2003, board members' compensation was fixed as follows:

    - Chairman: CHF 1,000,000 (approximately $722,900 at December 31, 2002);

    - Member: CHF 250,000 (approximately $180,700 at December 31, 2002);

    - Committee chairman: CHF 50,000 (approximately $36,100 at December 31,
      2002); and

    - Committee member: CHF 20,000 (approximately $14,500 at December 31, 2002).

Payments to board members are made for each term of a member in May and November of each year. Due to changes in the composition of the board of committees, certain board members received a pro rata portion of the annual committee compensation.

    Board members receive at least 50% (and may elect to receive a higher ratio) of their net compensation (I.E., after deduction of social security costs and withholding tax), in ABB shares, which they are entitled to receive at a discount of 10%. The gross compensation paid to board members in shares and cash with respect to 2002 amounted to CHF 2,680,000 ($1,937,396 at December 31, 2002).

    Our current board members received the following compensation with respect to 2002:

                                                   TOTAL ANNUAL        AMOUNT
                                                   COMPENSATION   RECEIVED IN CASH      NUMBER OF
                                                     (GROSS)           (NET)         SHARES RECEIVED
                                                   ------------   ----------------   ---------------
                                                                (CHF)
Jurgen Dormann(1)................................   1,025,000              --            140,447
Roger Agnelli....................................     270,000              --             28,984
Hans Ulrich Marki................................     285,000              --             43,216
Michel de Rosen..................................     260,000          89,371             14,215
Bernd W. Voss....................................     300,000         103,330             16,130
Jacob Wallenberg.................................     280,000              --             30,611
                                                    ---------         -------            -------
TOTAL............................................   2,420,000         192,701            273,603
                                                    =========         =======            =======

------------------------------

(1) Jurgen Dormann received this compensation in addition to his compensation as chief executive officer (see below).

    Board members who resigned during 2002 received the following compensation with respect to 2002:

                                                   TOTAL ANNUAL        AMOUNT
                                                   COMPENSATION   RECEIVED IN CASH      NUMBER OF
                                                     (GROSS)           (NET)         SHARES RECEIVED
                                                   ------------   ----------------   ---------------
                                                                (CHF)
Jorgen Centerman(1)..............................    125,000              --               9,536
Martin Ebner(2)..................................    135,000              --              10,185
                                                     -------           -----              ------
TOTAL............................................    260,000              --              19,721
                                                     =======           =====              ======

------------------------------

(1) Jorgen Centerman received this compensation in addition to his compensation as chief executive officer. He resigned from the board of directors on September 5, 2002.

(2) Martin Ebner resigned from the board of directors on October 14, 2002.

    With the exception of Jurgen Dormann in his function as chief executive officer, board members do not receive pension benefits and are not eligible to participate in our management incentive plan.

EXECUTIVE COMMITTEE

    Members of the executive committee receive annual base compensation. In addition, they are eligible for annual bonus compensation, which depends on the performance of the individual area of responsibility of each executive committee member and of the ABB Group and, in certain cases, on a qualitative appreciation of a member's achievements.

    In addition to receiving annual base and bonus compensation, members of the executive committee may participate in a management incentive plan, which is described in detail below under "--Management Incentive Plan." Members of the executive committee did not receive warrants or warrant appreciation rights in 2002. See "--Share Ownership."

    Executive committee members also enjoy pension benefits in accordance with Swiss and foreign social security legislation and, depending on seniority, certain additional benefits under supplementary benefit programs. More than 75% of our pension obligations with respect to executive committee members are funded, and we have provisions for the remaining obligations on our balance sheet. On average, yearly pension payments to members of the executive committee do not exceed 50% of their remuneration when retiring from their position with ABB at pension age. In 2002, we incurred costs for pension contributions of CHF 6,147,987 ($4,444,435 at December 31, 2002) with respect to pension benefits for executive committee members, including executive committee members who departed during 2002.

    Executive committee members receive customary additional benefits such as a company car and health insurance compensation, which are not material in the aggregate.

    We believe that the compensation and pension levels of our current ABB Group executives comply with prevailing European practices. It is the task of the Nomination and Compensation Committee to monitor our compensation practices. See "--Duties of Directors and Officers--Board Practices."

    In 2002, the following gross payments were made to the members of the executive committee, which includes bonuses that are based on 2001 business performance (except for Peter Voser, as noted below):

                                           SALARY PAID IN   BONUS 2001    ADDITIONAL    TOTAL ANNUAL
                                                2002         RECEIVED    COMPENSATION   COMPENSATION
                                           --------------   ----------   ------------   ------------
                                                                     (CHF)
Jurgen Dormann(1)........................    1,078,336             --            --      1,078,336
Dinesh Paliwal(2)........................      819,000        702,000       312,000      1,833,000
Peter Smits..............................      650,000        675,000            --      1,325,000
Peter Voser(3)...........................      556,674             --       940,000      1,496,674
                                             ---------      ---------     ---------      ---------
TOTAL....................................    3,104,010      1,377,000     1,252,000      5,733,010
                                             =========      =========     =========      =========

------------------------------

(1) All figures are for the period September 1 to December 31, 2002. This compensation as chief executive officer is in addition to the compensation received as chairman of the board.

(2) Dinesh Paliwal was awarded a one-off special bonus in 2002.

(3) All figures are for the period March 11 to December 31, 2002. Peter Voser's additional compensation includes a pro rata guaranteed bonus of CHF 290,000 for 2002 which was paid in December 2002, as well as a compensation of CHF 650,000 for shares and options due to change of employment.

    None of the members of the executive committee has received ABB shares as compensation, except for Jurgen Dormann in his function as chairman of the board. For a description of options held by members of the executive committee, see "--Share Ownership."

    In March 2002, our board of directors completed a reassessment of certain pension and other benefits of former chief executive officers Percy Barnevik and Goran Lindahl. Mr. Barnevik received approximately CHF 148 million (approximately $88 million) of pension benefits following his resignation as chief executive officer in 1996, and Mr. Lindahl was to receive approximately CHF 85 million (approximately $51 million) of pension and other benefits following his resignation as chief executive officer in 2000. The board's reassessment followed a detailed review of these payments by the board of directors in which it was determined that the approval procedures for these benefits were unsatisfactory and that restitution should be sought of amounts paid in excess of our obligations. In March 2002, we reached agreements with Mr. Barnevik, who agreed to return CHF 90 million (approximately $54 million) to us, and with Mr. Lindahl, who agreed that his pension and other benefits would be reduced by CHF 47 million (approximately $28 million). These amounts have been recorded in our earnings for the year ended December 31, 2002 and were determined through actuarial calculations, external benchmarking of European chief executive officer compensation and negotiations. In this paragraph, amounts in Swiss francs have been translated into U.S. dollars at a rate of $1.00 = CHF 1.6743, the average of the noon buying rates for Swiss francs in March 2002.

    In 2002, we made a total payment of CHF 20,975,000 ($15,163,015 at December 31, 2002) to nine members of the executive committee who departed during the calendar year 2002. This figure is composed of salary payments while on duty or during contractual notice periods and severance payments made in lieu of continuing salary payments. The aforementioned sum includes an aggregate amount of CHF 7,375,000 ($5,331,454 at December 31, 2002), which our former president and chief executive officer Jorgen Centerman received in the year 2002, including the final settlement of the employment relationship.

    In the year 2003, we will have to make additional payments to four departed members of the executive committee in the aggregate amount of CHF 5,200,000 gross ($3,759,127 at December 31, 2002) based on existing contractual obligations.

PERFORMANCE ALIGNMENT

    For 2003, we have introduced a structure for aligning the performance expectations of senior managers. Executive committee members, corporate staff and country managers of the 19 largest countries receive targets and are measured on ABB Group results rather than on the basis of individual businesses. Business area managers and local country division managers receive targets and are measured on ABB Group results (60%) and on their business area or divisional results (40%). At least 20% of this "scorecard" must be made up of qualitative measurements, such as order growth with key customers, performance appraisal systems and financial gearing. In addition to this group of senior managers, all other participating managers are measured with a minimum of 25% on ABB Group results. Resulting bonuses are paid in March each year after full-year results are announced.

EMPLOYMENT CONTRACTS

    None of our board members, executive committee members or members of senior management benefits from a "golden parachute" clause which would become effective upon a change of control. Employment contracts normally contain notice periods of 12 months for executive committee members and three to six months for members of senior management, during which they are entitled to salaries and bonuses. No director has a contract with us providing for further benefits upon termination of his board membership, other than pursuant to applicable employment agreements in case of simultaneous termination of their employment.

                           MANAGEMENT INCENTIVE PLAN

    We have a management incentive plan under which approximately 900 key employees received warrants and warrant appreciation rights for no consideration over the course of six launches from 1998 to 2001. The warrants are exercisable for shares at a predetermined price, not less than the fair market value as of the date of grant. Participants may also sell the warrants rather than exercise the right to purchase shares. Equivalent warrants are listed on the SWX Swiss Exchange, which facilitates valuation and transferability of warrants granted under the management incentive plan.

    Each warrant appreciation right entitles the holder to an amount in cash equal to the market price of one equivalent warrant on the SWX Swiss Exchange on the date of exercise of the warrant appreciation right. Warrant appreciation rights are not transferable. Participants may exercise or sell warrants or exercise warrant appreciation rights only during the 30 days immediately following publication of our interim or annual results. No exercise or sale is permitted until after the vesting period, which is three years from date of grant, although vesting restrictions can be waived in the event of death, disability or divorce. All warrants and warrant appreciation rights expire six years from the date of grant.

    As of May 31, 2003, the warrants outstanding represented the future rights to acquire 18,211,951 of our shares (representing less than 2% of our total outstanding shares), including the future right of the current members of our executive committee to acquire an aggregate of 370,000 shares. Also on that date, the warrant appreciation rights represented the future rights to receive the cash equivalent to the market price of 96,979,240 warrants, including the future right of the current members of our executive committee to receive the cash equivalent to the market price of 1,880,000 warrants. In order to meet our obligations under outstanding and exercisable warrants, we held 76,920 shares in treasury as of May 31, 2003. In addition, the board of directors has allocated 40,000,000 contingent shares in support of the management incentive plan. We generally hold sufficient cash-settled call options to meet our obligations under outstanding warrant appreciation rights. We held 96,979,240 cash-settled call options as of May 31, 2003, in connection with the exercise of warrant appreciation rights outstanding under the management incentive plan. See
Note 21 to the Consolidated Financial Statements.

    The amounts of warrants outstanding include those instruments held by employees of ABB ALSTOM POWER joint venture, a discontinued operation. Under the terms and conditions of the management incentive program, employees of ABB ALSTOM POWER joint venture retain their entitlements in the management incentive plan.

    As of May 31, 2003, 29,751,060 warrants representing the right to purchase 10,675,451 shares (representing less than 1% of our total outstanding shares) were exercisable and 26,929,240 warrant appreciation rights were exercisable.

    The following table sets forth the number of warrants outstanding under the management incentive plan as of May 31, 2003.

                                                      NUMBER OF SHARES
                     WARRANTS      EXERCISE RATIO        UNDERLYING       EXERCISE
    LAUNCH (YEAR)   OUTSTANDING   (WARRANTS:SHARES)       WARRANTS       PRICE (CHF)   EXPIRATION DATE
    -------------   -----------   -----------------   ----------------   -----------   ---------------
        1 (1998)     4,743,000(1)     1:0.6484           3,075,361(1)       30.89         01/15/04
        2 (1998)     5,795,000(1)     1:0.6484           3,757,478(1)       25.54         12/10/04
        3 (1999)     4,648,060(1)     1:0.2000             929,612(1)       37.50         06/10/05
        4 (1999)    14,565,000(1)     1:0.2000           2,913,000(1)       41.25         11/11/05
        5 (2000)    19,670,000        1:0.2000           3,934,000          53.00         06/13/06
        6 (2001)    18,012,500        1:0.2000           3,602,500          17.00         12/10/07

------------------------------

(1) All of the warrants from Launches 1, 2, 3 and 4, representing the right to purchase an aggregate of 10,675,451 shares, are currently exercisable.

    The following table sets forth the number of warrant appreciation rights outstanding under the management incentive plan as of May 31, 2003.

    LAUNCH (YEAR)   WARRANTS APPRECIATION RIGHTS OUTSTANDING(1)   EXPIRATION DATE
    -------------   -------------------------------------------   ---------------
        1 (1998)                      3,482,000                      01/14/04
        2 (1998)                      4,803,000                      12/09/04
        3 (1999)                        444,240                      06/09/05
        4 (1999)                     18,200,000                      11/10/05
        5 (2000)                     32,715,000                      06/12/06
        6 (2001)                     37,335,000                      12/09/07

------------------------------

(1) Each warrant appreciation right represents a future right to receive the cash equivalent of the equivalent market price of warrants exercisable at the following exercise ratios and prices:

    LAUNCH (YEAR)   EXERCISE RATIO (WARRANTS:SHARES)   EXERCISE PRICE (CHF)
    -------------   --------------------------------   --------------------
        1 (1998)                1:0.6484                       30.89
        2 (1998)                1:0.6484                       25.54
        3 (1999)                1:0.2000                       37.50
        4 (1999)                1:0.2000                       41.25
        5 (2000)                1:0.2000                       53.00
        6 (2001)                1:0.2000                       17.00

                                SHARE OWNERSHIP

    Under our management incentive plan, certain members of the executive committee have received options in the years 1998 to 2001. The details of the various grants are as follows:

    ALLOTMENT YEAR   TERM LIFE   SUBSCRIPTION RATIO   EXERCISE PRICE (CHF)
    --------------   ---------   ------------------   --------------------
         1998        6 years            1.54                  25.54
         1999        6 years               5                  41.25
         2000        6 years               5                  53.00
         2001        6 years               5                  17.00

    As of May 1, 2003 the current members of the board of directors and executive committee held the following numbers of shares and options:

                                            NUMBER OF OPTIONS GRANTED UNDER MANAGEMENT INCENTIVE PLAN
                                        -----------------------------------------------------------------
                            NUMBER OF   ALLOTMENT YEAR   ALLOTMENT YEAR   ALLOTMENT YEAR   ALLOTMENT YEAR
                             SHARES          1998             1999             2000             2001
                            ---------   --------------   --------------   --------------   --------------
Jurgen Dormann............   185,473             --               --               --                --
Roger Agnelli.............    28,984             --               --               --                --
Louis R. Hughes...........        --             --               --               --                --
Hans Ulrich Marki.........    47,216             --               --               --                --
Michel de Rosen...........    14,215             --               --               --                --
Michael Treschow..........        --             --               --               --                --
Bernd W. Voss.............    16,130             --               --               --                --
Jacob Wallenberg..........    49,581             --               --               --                --
Dinesh Paliwal............    62,500         30,000          100,000          250,000         1,000,000
Peter Smits...............    30,000             --          100,000          250,000         1,000,000
Gary Steel................        --             --               --               --                --
Peter Voser...............    10,000             --               --               --         1,000,000
                             -------        -------          -------          -------         ---------
TOTAL.....................   444,099         30,000          200,000          500,000         3,000,000
                             =======        =======          =======          =======         =========

    The current members of our board of directors and executive committee owned less than 1% of our total shares outstanding as of May 1, 2003.

    No person closely linked to any member of the executive committee holds any shares of ABB or options in ABB shares.

    Share amounts provided in this section do not include the shares beneficially owned by Investor AB, of which Mr. Wallenberg is vice-chairman. See "Item 7. Major Shareholders and Related Party Transactions--Major Shareholders."

                                   EMPLOYEES

    A breakdown of our employees by geographic region for the years ended December 31, 2002, 2001 and 2000 is as follows:

REGION                                                          2002       2001       2000
------                                                        --------   --------   --------
Europe......................................................   91,000    102,500    105,500
The Americas................................................   24,500     27,000     27,500
Asia........................................................   16,000     16,500     17,500
Middle East and Africa......................................    7,500     10,500     10,500
                                                              -------    -------    -------
Total.......................................................  139,000    156,500    161,000
                                                              =======    =======    =======

    As of March 31, 2003, we employed approximately 135,000 people. We anticipate that, as a result of the Step Change Program, the number of employees will be further reduced. See "Item 4. Information on the Company--Introduction--Step Change Program."

    The proportion of our employees that are represented by labor unions or are the subject of collective bargaining agreements varies based on the labor practices of each country in which we operate. In Switzerland, Germany, Italy, Finland, Norway and Sweden, almost all of our employees are covered by collective bargaining agreements. In the United Kingdom and the United States, less than 25% of our employees are covered by collective bargaining agreements. We estimate that approximately 43% of all ABB Group employees are covered by collective bargaining agreements. We believe that our employee relations are good.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

                               MAJOR SHAREHOLDERS

    To our knowledge, as of June 25, 2003, the following persons held 5% or more of our total share capital:

                                                                             TOTAL PERCENTAGE OF
NAME                                                          AMOUNT OWNED      SHARE CAPITAL
----                                                          ------------   -------------------
Investor AB(1)..............................................  120,067,731           10.0%
The Capital Group Companies, Inc.(2)........................   64,043,388            5.3%

------------------------------

(1) Mr. Wallenberg, a member of our board of directors, is the vice-chairman of Investor AB. The number of shares indicated above does not include 49,581 shares owned by Mr. Wallenberg as an individual and earned as compensation for services as a member of our board of directors. See "Item 6. Directors, Senior Management and Employees--Compensation."

(2) The Capital Group Companies, Inc. informed ABB that its holdings of ABB shares exceeded the 5% level on March 11, 2003.

    Under our articles of incorporation, each registered share represents one vote. Major shareholders do not have different voting rights.

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

    At April 30, 2003, we had approximately 274,000 shareholders. Approximately 5,300 were U.S. holders, of which approximately 600 were record holders. Based on the share register, U.S. record holders (including holders of ADSs) held approximately 2% of the total number of shares issued, including treasury shares, at that date.

                           RELATED PARTY TRANSACTIONS

    In the normal course of our industrial activities, we sell products and derive certain other revenues from companies in which we hold an equity interest. The revenues derived from these transactions are not material for ABB Ltd. In addition, in the normal course of our industrial activities, we purchase products from companies in which we hold an equity interest. The amounts involved in these transactions are not material for ABB Ltd. Also, in the normal course of our industrial activities, we engage in transactions with businesses that we have divested. We believe that the terms of the transactions we conduct with these companies are negotiated on an arm's length basis.

    ABB Ltd had granted loans to unconsolidated related parties amounting to approximately $124 million as of December 31, 2002 and $86 million as of March 31, 2003. At March 31, 2003, we had a note receivable of $41 million from Termobarranquilla S.A. Empresa de Servicios Publicos, Colombia, an equity-accounted company in which we hold a 29% interest. All other loans to related parties amounted to less than $25 million as of March 31, 2003.

    In June 2000, we entered into a share subscription agreement to acquire a 42% interest in b-business partners B.V., a venture capital fund formed to invest in and develop business-to-business e-commerce companies across Europe. Pursuant to the terms of the agreement, we committed to invest a total of $278 million, of which $69 million was paid in 2000 and $134 million was paid during the first half of 2001. In December 2001, Investor AB, another founding shareholder of the fund, acquired 90% of our investment and capital commitments for approximately book value, or $166 million in cash. After these transactions, b-business partners repurchased 50% of its outstanding shares, which resulted in a return of capital to us of $10 million. After these transactions, we retain a 4% investment in b-business partners and we are committed to provide additional capital to it of approximately $4 million (a euro-denominated commitment that may fluctuate with exchange rates). Further, b-business partners retains a put right to cause us to repurchase 150,000 shares of b-business partners at a cost of approximately $16 million (a euro-denominated commitment that may fluctuate with exchange rates). At the time of these transactions, Percy Barnevik, the former chairman of the board of directors of ABB, was the chairman of Investor AB and Jacob Wallenberg, a member of the board of directors of ABB, was the vice-chairman of Investor AB.

    In December 2001, we entered into, and, in April 2002, we amended and restated, a $3,000 million 364-day revolving credit facility. Skandinaviska Enskilda Banken was one of the lenders under the credit facility with a $155 million commitment representing approximately 5% of the total commitment available to us under the credit facility. In December 2002, we replaced that credit facility with a $1.5 billion 364-day revolving credit facility that has a further one-year term-out feature. Skandinaviska Enskilda Banken is also a lender under our new credit facility, with a $145 million commitment, representing approximately 9.6% of the total commitment available to us.
Mr. Jacob Wallenberg, a member of our board of directors, is the chairman of the board of directors of Skandinaviska Enskilda Banken. In addition, Dresdner Bank Luxembourg S.A. is a lender under the new credit facility, with a $97 million commitment, representing approximately 6.5% of the total commitment available to us. Mr. Bernd Voss is a member of the supervisory board of Dresdner Bank AG.

    We consider our relationships with Skandinaviska Enskilda Banken and Dresdner Bank to be among our primary banking relationships. In addition to participating in the credit facilities described above, each of these banks has from time to time provided commercial banking, lending, investment banking and financial advisory services to us and our affiliates in the ordinary course of business. They have received customary fees and/or commissions for such services. We expect to continue to conduct transactions with them in the future on an arm's length basis.

    We are party to several contracts with Companhia Vale do Rio Doce ("CVRD"), a Brazilian company with operations in mining, logistics (railways and ports) and power generation, and its subsidiaries. These contracts relate to ordinary course activities such as technical service and maintenance, engineering services, automation of systems, commissioning, testing or installation of systems, physical and chemical analysis and equipment supply. These contracts are not material to ABB in the aggregate. Mr. Roger Agnelli, a member of our board of directors, is the chief executive officer of CVRD.

    There are no cross-shareholdings in excess of 5% of the share capital or the voting rights between ABB and another company.

    As of the date of this annual report, we do not have any loans outstanding to members of the board of directors or the executive committee and we have not granted any guarantees or other security in their favor. Furthermore, there are no interests of members of the board of directors or the executive committee or of senior officers in transactions effected by us which are or were unusual in their nature or conditions or are or were not on terms we consider to be at arm's length.

    For further information, see "Item 5. Operating and Financial Review and Prospects--Related and Certain Other Parties."

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

    ABB Barranquilla Inc. ("ABB Barranquilla"), a subsidiary of our ABB Equity Ventures Inc. ("ABB Equity Ventures") subsidiary, is an equity investor in Termobarranquilla S.A., Empresa de Servicios Publicos ("TEBSA"), which owns a Colombian independent power generation project known as Termobarranquilla. One of the other shareholders of TEBSA is Corporacion Electrica de la Costa Atlantica ("CORELCA"), a government-owned Colombian electric utility. CORELCA also purchases the electricity produced from the Termobarranquilla project. In addition to our equity investment, our former power generation business was EPC contractor for Termobarranquilla. The project was awarded to us and another company, as joint bidders, after a competitive bidding process in 1994. The co-bidder manages the operation and maintenance of the facility. We entered into certain side agreements with the co-bidder for a sharing and reallocation of a portion of the amounts paid to us and to the co-bidder under the EPC contracts and the operation and maintenance contract. These side agreements were not disclosed at the time they were entered into to TEBSA or CORELCA. They also were not disclosed to the lenders who provided financing to TEBSA for the project, including U.S. Overseas Private Investment Corporation and U.S. Export Import Bank, at the time of the closing of such financing, as required pursuant to the lending documents.

    On June 28, 2002, ABB Barranquilla, ABB Equity Ventures, the co-bidder, TEBSA and CORELCA settled all claims and potential claims by TEBSA and CORELCA arising out of the entry into or performance of the side agreements. CORELCA and TEBSA released and discharged ABB and its affiliates from any claims that TEBSA and CORELCA had, may have or may thereafter claim to have, arising on or before June 28, 2002 (the effective date of the settlement) and whether or not previously asserted, which in any way may arise out of or relate to the entry into or the performance of any of the side agreements. As consideration, we terminated the side agreements, paid $13 million to CORELCA, and reimbursed CORELCA for its legal expenses. We also agreed to indemnify (i) TEBSA for any and all penalties, fines and interest, if any, incurred by TEBSA arising out of or in connection with the entry into or performance of the side agreements and
(ii) CORELCA for liabilities, costs or expenses related to certain taxes payable by CORELCA as a result of the settlement. On June 28, 2002, TEBSA's project lenders consented to the terms of the settlement and waived all defaults under the project lending documents arising out of the entry into or performance of the side agreements. As consideration for the lenders' consent and waiver, ABB Switzerland Holding Ltd. and the co-bidder agreed to indemnify the project lenders from and against (i) any investigation, litigation or proceeding related to the entry into or performance of the side agreements and (ii) any other exposure as a consequence of, or which might be asserted against any of the project lenders by virtue of, the failure of ABB or the co-bidder to disclose the side agreements. The indemnification obligation is joint but not several and is limited to the credit exposure of the project lenders. On December 31, 2002, the outstanding balance owed by TEBSA to the project lenders was approximately $254 million.

    On February 3, 2003, ABB Ltd, ABB Holding Inc. and ABB Equity Ventures entered into a compliance agreement with U.S. Export-Import Bank. The compliance agreement, among other things, requires us to adopt and maintain additional compliance procedures and allow U.S. Export-Import Bank to audit our compliance.

    In response to information apparently provided by our employees, during 2002 we undertook an investigation of potentially improper business conduct within our Oil, Gas and Petrochemical division. The investigation was undertaken by a team of internal auditors and independent special counsel. As a result of the investigation, we learned that some employees of subsidiaries in this division apparently were involved in making unauthorized payments of approximately
$1.1 million, and promises of additional payments, from 1997 through 2002. The payments were made in order to obtain from local officials in a West African country confidential information and favorable consideration with respect to contracts upon which we were bidding. The payments violated our internal policies on business ethics.

    We have voluntarily reported our findings to the U.S. Department of Justice and the U.S. Securities and Exchange Commission and have pledged to them our full cooperation. If the Department of Justice or the Securities and Exchange Commission determine that violations of law have occurred, they could seek civil or, in the case of the Department of Justice, criminal sanctions, including monetary penalties against us. Neither the Department of Justice nor the Securities and Exchange Commission has informed us about what action, if any, they will take in response to our voluntary disclosure. We have also taken the following voluntary remedial actions: we terminated the improper payments; we have terminated contracts with an individual and companies believed to have been involved in the improper payments; we replaced senior management at the relevant subsidiary; we disciplined the responsible employees with a range of sanctions including severance of employment, loss of compensation and title, formal reprimands and ethics counseling and training; we hired outside experts to assist in the correction of our books and records to properly record the payments; and we have provided and will be providing additional ethics and compliance training.

    For a description of our involvement in asbestos litigation, see "Item 3. Risk Factors--We are subject to ongoing litigation and substantial liabilities arising out of asbestos claims from discontinued operations" and "Item 5. Operating and Financial Review and Prospects--Contingencies and Retained Liabilities--Asbestos Claims."

                         DIVIDENDS AND DIVIDEND POLICY

    See "Item 3. Key Information--Dividends and Dividend Policy."

                              SIGNIFICANT CHANGES

    Except as otherwise described in this annual report, there has been no significant change in our financial position since December 31, 2002.

ITEM 9. THE OFFER AND LISTING

                                    MARKETS

    The shares of ABB Ltd are principally traded on virt-x (under the symbol "ABBN") and on the Stockholm Stock Exchange (under the symbol "ABB"). The shares are also traded on the London Stock Exchange and the Frankfurt Stock Exchange.

    ADSs of ABB Ltd have been traded on the New York Stock Exchange under the symbol "ABB" since April 6, 2001. ABB Ltd's ADSs are issued under a deposit agreement with Citibank, N.A. as depositary. Each ADS represents one share.

                                TRADING HISTORY

    The table below sets forth, for the periods indicated, the reported high and low closing sale prices for the shares on virt-x and the Stockholm Exchange and for the ADSs on the New York Stock Exchange.

                                                                             STOCKHOLM         NEW YORK STOCK
                                                            VIRT-X(1)        EXCHANGE             EXCHANGE
                                                          -------------   ---------------   --------------------
                                                          HIGH     LOW     HIGH     LOW      HIGH          LOW
                                                          -----   -----   ------   ------   -------      -------
                                                              (CHF)            (SEK)                ($)
ANNUAL HIGHS AND LOWS

1999 (from June 28, 1999)...............................  48.69   33.94   259.25   187.50
2000....................................................  54.50   37.94   288.50   215.00
2001....................................................  44.38   10.00   259.00    65.50     18.95(2)      6.48(2)
2002....................................................  18.30    1.63   113.50    10.30     11.11         1.14

QUARTERLY HIGHS AND LOWS

2001                         First Quarter..............  44.38   28.63   259.00   173.00
                             Second Quarter.............  33.10   25.00   196.00   152.00     18.95(2)     14.20(2)
                             Third Quarter..............  27.60   10.20   167.00    70.50     15.33         6.91
                             Fourth Quarter.............  19.05   10.00   122.00    65.50     11.45         6.48

2002                         First Quarter..............  18.30   11.00   113.50    68.00     11.11         6.60
                             Second Quarter.............  15.75   12.15    98.50    75.50      9.77         7.85
                             Third Quarter..............  13.70    4.87    85.00    30.50      9.07         3.40
                             Fourth Quarter.............   5.37    1.63    33.00    10.30      3.54         1.14

2003                         First Quarter..............   4.72    2.55    29.90    15.90      3.51         1.95
                             Second Quarter
                              (through June 25).........   5.10    3.23    29.80    20.20      3.95         2.43

MONTHLY HIGHS AND LOWS

2002                         December...................   5.27    3.93    32.00    24.90      3.54         2.72

2003                         January....................   4.72    3.93    29.90    24.50      3.51         2.85
                             February...................   4.09    2.55    25.70    15.90      3.00         1.95
                             March......................   3.90    2.83    24.20    17.90      2.88         2.15
                             April......................   4.17    3.23    25.10    20.20      3.05         2.43
                             May........................   4.64    3.93    27.90    23.50      3.48         3.06
                             June (through June 25).....   5.10    4.07    29.80    24.10      3.95         3.16

------------------------------

(1) Until June 25, 2001, the shares were traded on the SWX Swiss Exchange.

(2) From April 6, 2001.

                       THE SWX SWISS EXCHANGE AND VIRT-X

    ABB Ltd's shares are listed on the main board of the SWX Swiss Exchange and are included in the Swiss Market Index, a capitalization-weighted index of the shares of 27 large Swiss corporations currently traded on virt-x. ABB Ltd is subject to the regulations and listing rules of the SWX Swiss Exchange.

    The SWX Swiss Exchange was founded in 1993 as the successor to the local stock exchanges of Zurich, Basel and Geneva. Trading in foreign equities and derivatives began in December 1995. In August 1996, the SWX Swiss Exchange introduced full electronic trading in Swiss equities, derivatives and bonds. The aggregate value of trading activity of Swiss shares, investment funds, warrants, and bonds as well as other non-Swiss shares, warrants and bonds on the SWX Swiss Exchange was in excess of CHF 1,000 billion in 2002. As of December 31, 2002, the equity securities of 398 corporations, including 140 foreign corporations, were listed and traded on the SWX Swiss Exchange.

    In 2001, virt-x Exchange Limited (formerly Tradepoint Financial Networks plc), a pan-European blue chip trading platform based in London, was created as a collaboration among the SWX
Swiss Exchange, the U.K.-based securities exchange TradepointFinancial Networks plc and a consortium of internationally active investment banks and financial services companies (called the TP Consortium) to provide an efficient and cost effective pan-European equities market. virt-x is a Recognized Investment Exchange supervised by the Financial Services Authority in the United Kingdom. On February 2, 2003, the SWX Swiss Exchange announced that as of January 31, 2003, it controls 94.8% of the equity capital and voting rights of virt-x following a successful public tender offer.

    All trading in the 27 stocks included in the Swiss Market Index, including ABB, was transferred to virt-x on June 25, 2001. The trading of these stocks is conducted in Swiss francs. virt-x uses the SWX Swiss Exchange trading platform and network under a facilities management agreement. Most of the systems operation and development capability is outsourced to the SWX Swiss Exchange in Switzerland.

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

    Any transaction executed under the rules of virt-x must be reported. Order book executions are automatically and immediately reported by the trading system. There are separate provisions for the delayed reporting of certain qualifying trades. Individual elements of portfolio trades must be reported within one hour, while block trades and enlarged risk trades must be reported when the business is substantially (80%) completed, or by 5:30 p.m. (CET) on the day of trade, unless the trade is agreed after 4:30 p.m. (CET), in which case the trade must be reported by 5:30 p.m. (CET) the following business day. Block trades and enlarged risk trades are subject to minimum trade size criteria. All other transactions must be reported within three minutes, except when the transaction is conducted in a SWX Swiss Exchange listed security, in which case the trade must be reported within 30 minutes.

    virt-x trades can be settled by CRESTCo, SIS SegaInterSettle AG or Euroclear Bank S.A./N.V. Members may employ one, two or a combination of all three depositories to settle their virt-x transactions. Each depository maintains its own unique service offering and facilitates settlements with the other depositories by real-time links. Exchange transactions are usually settled on a T+3 basis, meaning that delivery against payment of exchange transactions occurs three days after the trade date. Where any settlement is due to take place on a day on which the central bank for the currency in which the transaction is conducted is closed, the settlement due date is adjusted to be the next business day after the currency holiday.

    The traded prices of all securities are constantly monitored. As soon as the difference between two successive trade prices is greater than a specific predefined value, a brief trading suspension, called "stop trading," is automatically triggered. The triggering parameters and length of a stop trading differ according to the security.

                         THE SWEDISH SECURITIES MARKET

    ABB Ltd's shares are listed on the A-list (consisting of the largest companies in Sweden) on the Stockholm Exchange and are included in the OMX Index, which mirrors the total price changes in the 30 most traded shares on the Stockholm Exchange. ABB Ltd is subject to the regulations and listing rules of the Stockholm Exchange.

TRADING SYSTEM

    Trading on the Stockholm Exchange is conducted on behalf of clients by banks and brokers. While banks and brokers are permitted to act as principal in trading both on and off the Stockholm Exchange, they generally engage in transactions as agents. There are no market maker or specialist systems on the Stockholm Exchange.

    Each trading day on the Stockholm Exchange begins with an open morning call and ends with an open closing call. At 9:15 a.m. (CET) an open call procedure begins for all shares simultaneously, preceding the commencement of trading at 9:30 a.m. (CET), when the first share is assigned its opening price, and then becomes subject to continuous trading. After approximately 8 minutes, at 9:38 a.m. (CET), the opening prices for all the shares have been established and trading continues at prices based on market demand until 5:20 p.m. (CET) when the closing call is initiated. The closing call ends at 5:30 p.m. (CET), which is the Stockholm Exchange's closing time. Buy and sell orders are registered on the Stockholm Automated Exchange System, or SAXESS, a computerized order-matching system, in round lots, typically of 100 shares, and odd lots are matched separately at the last price for round lots.

    The Stockholm Exchange is a fully electronic marketplace. Trading on the SAXESS comprises all Swedish stocks traded on the Stockholm Exchange and the new paperless account-based security system, administered by the VPC, was introduced full scale. Member firms of the Stockholm Exchange are able to operate from an optional geographic location via advanced data communications. The brokers' representatives are able to trade via network stations that have been developed by the Stockholm Exchange or via their own electronic data processing systems which are linked to SAXESS.

    In addition to official trading on the Stockholm Exchange, there is also trading off the Stockholm Exchange during and after official trading hours. Trades in excess of 20 round lots can be effected off the Stockholm Exchange if the transaction price lies within the spread then appearing on SAXESS. Trades in excess of 500 round lots (for shares on the "Most Traded Shares" list of the Stockholm Exchange) or 250 round lots (for all other shares), however, may be effected off the Stockholm Exchange without regard to that spread. Trades after official trading hours of the Stockholm Exchange must normally be effected at a transaction price that lies within the spread appearing on SAXESS at the time of the closing. If there are no orders in SAXESS at that time, the trade may be effected at a price that otherwise reflects the market situation at that time. If the market situation changes after the closing of SAXESS, trades may be effected outside the spread, provided that it can be shown that the transaction price reflected the market situation prevailing at the time of the trade. Trading on the Stockholm Exchange tends to involve a higher percentage of retail clients, while trading off the Stockholm Exchange, whether through intermediaries or directly, often involves larger Swedish institutions, banks arbitraging between the Swedish market and foreign markets and foreign buyers and sellers purchasing shares from or selling shares to Swedish institutions.

    The Stockholm Exchange is an authorized stock exchange in accordance with the Swedish Stock Exchange and Clearing House Act (LAG 1992:543 OM BORS OCH CLEARINGVERKSAMHET) and is subject to regulation by the Swedish Financial Supervisory Authority. The Swedish Stock Exchange and Clearing House Act provides for the regulation and supervision of the Swedish securities markets and market participants and the Swedish Financial Supervisory Authority implements this regulation and supervision.

    The regulatory system governing trading on and off the Stockholm Exchange is intended to achieve transparency and equality of treatment. All trades on the Stockholm Exchange are made through SAXESS to the Stockholm Exchange, which records information as to the banks and the brokers involved, the issuer, the number of shares and the price and the time of the transaction. Each bank or broker is required to maintain records indicating trades carried out as agent or, in the case of banks, as principal. All trades off the Stockholm Exchange by or through members of the Stockholm Exchange must also be reported to the Stockholm Exchange within 5 minutes, unless they are effected after 5:30 p.m.
(CET). Trades after 5:30 p.m. (CET) must be reported no later than 15 minutes prior to the opening of the next trading day. All trading information reported on the Stockholm Exchange is publicly available. The Stockholm Exchange also maintains a Market Supervision Unit that reviews trading during the day on a "real time" basis, as described below.

    Under the Act on Reporting Obligations for Certain Holdings of Financial Instruments (LAG (2000:1087) OM ANMALNINGSSKYLDIGHET FOR VISSA INNEHAV AV FINANSIELLA INSTRUMENT), certain natural persons may have an obligation to report their shareholdings and changes in shareholdings to the Swedish Financial Supervisory Authority. The persons covered by this obligation are persons who through their position or mandate normally obtain non-public information which can be presumed to affect the price of the listed securities (so called "insider information"), such as members of the board of directors of the listed Swedish company in question, the CEO or deputy CEO. The Swedish Financial Supervisory Authority keeps an insider register containing such reported information, which is publicly available.

    The Swedish Insider Penal Act (INSIDERSTRAFFLAGEN 2000:1086) provides sanctions against insider trading. The insider trading rules are policed by the Swedish Financial Supervisory Authority and the Market Supervision Unit of the Stockholm Exchange reviews trading data for indications of unusual market activity or trading behavior.

    The Market Supervision Unit also continually examines information disseminated by listed companies. Accordingly, information such as earnings reports, acquisition and other investment plans and changes in ownership structure, is reviewed on a daily basis. When the Market Supervision Unit becomes aware of non-public price sensitive information, it monitors trading in the shares concerned to ensure that if unusual trading activity develops which evidences that persons may be trading on that information, the information is made public as soon as possible.

    Certain types of agreements in connection with financial instruments trading, such as fictitious transactions or transactions aiming to withdraw financial instruments from public trading, if entered into with the intention of improperly influencing the market price of these instruments, constitutes a criminal offense under the Insider Penal Act. Similarly, other measures taken with a view to improperly influencing the market price constitute a criminal offense. Market manipulation may also constitute fraud or swindlery under Swedish law. However, as previously described, trading data is recorded as to all securities and derivative transactions relating to listed securities and data related to trading activity is subject to supervisory review by the Swedish Financial Supervisory Authority. This provides an enforcement mechanism for reducing market manipulation. The Swedish Financial Supervisory Authority may cause the operating license of a bank or broker to be revoked if the bank or broker has engaged in improper conduct. Improper conduct could include behavior constituting market manipulation.

REGISTRATION PROCESS

    The shares of ABB are registered in the account-based security system of VPC, and the register of shareholders of ABB is kept by VPC. VPC is an authorized central securities depository under the Swedish Act on Registration of Financial Instruments (LAG 1998:1479 OM KONTOFORING AV FINANSIELLA INSTRUMENT) and carries out, among other things, the duties of registrar for Swedish companies listed on the Stockholm Exchange.

    The VPC keeps a paperless share registration system. Share certificates in ABB are not issued. Title to shares is ensured only through registration with VPC.

    In accordance with Swedish law and practice and the regulations of VPC:

    - Only one person is normally registered as the holder of a share. Joint holders are not usually recorded on the VPC register. Shareholders may be entered on the register in the name of the beneficial owner or in the name of the person designated as nominee for the beneficial owner. In the latter case, a note is made in the register to the effect that the nominee is holding the share(s) in such capacity. There is also a separate register maintained by VPC for the recording of persons who have other interests in respect of shares, such as the interest of a pledgee.

    - Where the registered holder is a nominee, the nominee receives, for the account of the beneficial owner, dividends and, on capital increases, shares as well as rights in respect of shares such as in relation to a rights issue or a bonus issue. Dividends are remitted in a single payment to the nominee. That nominee is then responsible for the distribution of these dividends to the beneficial owner. A similar procedure is used for share issues.

    - Specific authority to act as a nominee must be given by VPC.

    - A nominee is required to file a report with VPC with regard to any holding on behalf of a single beneficial owner in excess of 500 shares in one company. A list containing this information must be open to public inspection. Such a list must reveal the name of the beneficial owner but need not reveal the name of the nominee in whose name the shares have been registered. The beneficial owner would need to reveal its name if it wishes to vote at a shareholders' meeting, since a holder must re-register nominee-held shares in the name of such beneficial holder no later than ten calendar days prior to the shareholders' meeting (the record day).

    - The rights attaching to shares that are eligible for dividends, rights issues or bonus issues, accrue to those persons whose names are recorded in the register of shareholders on a particular day (the record day). Dividends are paid to an account designated by the shareholder or, in the absence of an account, sent to the shareholder at the address registered with VPC.

ITEM 10. ADDITIONAL INFORMATION

           DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF INCORPORATION

    This section summarizes the material provisions of ABB Ltd's articles of incorporation and the Swiss Federal Code of Obligations relating to the shares of ABB Ltd. The description is only a summary and is qualified in its entirety by ABB Ltd's articles of incorporation, a copy of which has been filed with the U.S. Securities and Exchange Commission and the commercial registry of the Canton of Zurich (Switzerland), and by Swiss statutory law.

REGISTRATION AND BUSINESS PURPOSE

    ABB Ltd was registered as a corporation (AKTIENGESELLSCHAFT) in the commercial register of the Canton of Zurich (Switzerland) on March 5, 1999, under the name of "New ABB Ltd" and its name was subsequently changed to "ABB Ltd." Its commercial registry number is CH-020.3.021.615-2.

    ABB Ltd's purpose, as set forth in Article 2 of its articles of incorporation, is to hold interests in business enterprises, particularly in enterprises active in the area of industry, trade and services. It may acquire, encumber, exploit or sell real estate and intellectual property rights in Switzerland and abroad and may also finance other companies. It may engage in all types of transactions and may take all measures that appear appropriate to promote, or that are related to, its purpose.

OUR SHARES

    ABB Ltd's shares are registered shares (NAMENAKTIEN) with a par value of CHF
2.50 each. The shares are fully paid and non-assessable. The shares rank PARI PASSU in all respects with each other, including in respect of entitlements to dividends, to a share of the liquidation proceeds in the case of a liquidation of ABB Ltd, and to preemptive rights.

    Each share carries one vote in ABB Ltd's general shareholders' meeting. Voting rights may be exercised only after a shareholder has been recorded in ABB Ltd's share register (AKTIENBUCH) as a shareholder with voting rights, or with VPC in Sweden, which maintains a subregister of ABB Ltd's share register. Registration with voting rights is subject to the restrictions described in "--Transfer of Shares."

    The shares are not issued in certificated form and are held in collective custody at SIS SegaInterSettle AG. Shareholders do not have the right to request printing and delivery of share certificates (AUFGEHOBENER TITELDRUCK), but may at any time request ABB Ltd to issue a confirmation of the number of registered shares held.

THE SHARE SPLIT

    In 2001, the Swiss Federal Code of Obligations was amended to enable Swiss corporations to reduce the former minimal par value of shares from CHF 10 to CHF
0.01. At ABB Ltd's annual general meeting held on March 20, 2001, its shareholders approved a share split in a four-for-one ratio to reduce the par value of the shares from CHF 10 each to CHF 2.50 each. The share split was registered in the Commercial Register effective May 11, 2001.

CAPITAL STRUCTURE

    ISSUED SHARES

    ABB Ltd was incorporated with an initial share capital of CHF 100,000 divided into 10,000 fully paid registered shares with a par value of CHF 10 each. With effect as of June 28, 1999, ABB Ltd's share capital was increased to CHF 3,000,023,580 by the issuance of additional 299,992,358 registered shares with a par value of CHF 10 each. In accordance with the requirements of the Swiss Federal Code of Obligations, the following information was recorded in the commercial register in connection with the capital increase:

    (i) that 145,807,329 of the newly issued registered shares with par value of CHF 10 each were issued against contribution in kind of 5,453,500 registered shares with a par value of CHF 10 each and 7,904,200 bearer shares with a par value of CHF 50 each of ABB Participation AG (formerly ABB AG) in Baden, Switzerland, as per a contribution agreement of June 26, 1999;

    (ii) that 142,830,293 registered shares with par value of CHF 10 each were issued against contribution in kind of 651,818,826 A shares and 241,261,761 B shares of ABB Participation AB (formerly ABB AB) in Vasteras, Sweden, as per a contribution agreement of June 26, 1999;

    (iii) that pursuant to an acquisition agreement of June 26, 1999, ABB Ltd acquired 16,383,744 A shares and 28,453,689 B shares of ABB Participation AB (formerly ABB AB) in Vasteras, Sweden, for the price of CHF 71,708,860; and

    (iv) that ABB Ltd intended to acquire, after the capital increase, all shares of ABB Participation AG (formerly ABB AG) in Baden, Switzerland, which were not tendered to ABB Ltd in connection with the exchange offer of March 26, 1999 from the public shareholders or pursuant to the cancellation procedures in accordance with Article 33 of the Swiss Stock Exchange Act. See "Item 4. Information on the Company--Introduction--History of the ABB Group."

    With effect as of May 11, 2001, by way of a share split (see "--The Share Split") each registered share with par value of CHF 10 was split into four registered shares with par value of CHF 2.50 each. The share split had no effect on the total amount of ABB Ltd's share capital.

    The following table sets forth the changes in the issued share capital of ABB Ltd since ABB Ltd's incorporation in 1999:

                             CHANGE OF       CHANGE IN     TOTAL NO. OF     TOTAL SHARE    NOMINAL
YEAR      TRANSACTION      NO. IN SHARES   SHARE CAPITAL      SHARES          CAPITAL       VALUE
----  -------------------  -------------   -------------   -------------   -------------   --------
                                               (CHF)                           (CHF)        (CHF)
1999  Capital increase      299,992,358    2,999,923,580     300,002,358   3,000,023,580    10.00
2001  Share split           900,007,074               --   1,200,009,432   3,000,023,580     2.50

    The current issued share capital of ABB Ltd (including treasury shares), as registered in the commercial register, is CHF 3,000,023,580 divided into 1,200,009,432 fully paid registered shares, with a par value of CHF 2.50 per share.

    CONDITIONAL CAPITAL

    ABB Ltd's share capital may be increased in an amount not to exceed CHF 550,000,000 through the issuance of up to 220,000,000 fully paid registered shares with a par value of CHF 2.50 per share (a) up to the amount of CHF 525,000,000 through the exercise of conversion rights and/or warrants granted in connection with the issuance on national or international capital markets of newly or already issued bonds or other financial market instruments by ABB Ltd or one of its group companies and (b) up to the amount of CHF 25,000,000 through the exercise of warrant rights granted to its shareholders by ABB Ltd or by one of its group companies. ABB Ltd's board of directors may grant warrant rights not taken up by shareholders for other purposes in the interest of ABB Ltd. The preemptive rights of the shareholders will be excluded in connection with the issuance of convertible or warrant-bearing bonds or other financial market instruments or the grant of warrant rights. The then-current owners of conversion rights and/or warrants will be entitled to subscribe for the new shares. The conditions of the conversion rights and/or warrants will be determined by the board of directors of ABB Ltd.

    The acquisition of shares through the exercise of conversion rights and/or warrants and each subsequent transfer of the shares will be subject to the transfer restrictions of ABB Ltd's articles of incorporation. See "--Transfer of Shares."

    In connection with the issuance by ABB Ltd or one of its group companies of convertible or warrant-bearing bonds or other financial market instruments, the board of directors will be authorized to restrict or deny the advance subscription rights of shareholders if such bonds or other financial market instruments are for the purpose of financing or refinancing the acquisition of an enterprise, parts of an enterprise, participations or new investments or an issuance on national or international capital markets. If the board of directors denies advance subscription rights, the convertible warrant-bearing bonds or other financial market instruments will be issued at the relevant market conditions and the new shares will be issued pursuant to the relevant market conditions taking into account the share price and/or other comparable instruments having a market price. Conversion rights may be exercised during a maximum ten-year period, and warrants may be exercised during a maximum seven-year period, in each case from the date of the respective issuance. The advance subscription rights of the shareholders may be granted indirectly.

    ABB Ltd's share capital may be increased in an amount not to exceed CHF 200,000,000 through the issuance of up to 80,000,000 fully paid registered shares with a par value of CHF 2.50 per share by the issuance of new shares to employees of ABB Ltd and its group companies. The preemptive and advance subscription rights of ABB Ltd's shareholders will be excluded. The shares or rights to subscribe for shares will be issued to employees pursuant to one or more regulations to be issued by the board of directors, taking into account performance, functions, levels of responsibility and profitability criteria. ABB Ltd may issue shares or subscription rights to employees at a price lower than that quoted on the stock exchange. The acquisition of shares within the context of employee share ownership and each subsequent transfer of the shares will be subject to the transfer restrictions of ABB Ltd's articles of incorporation. See "--Transfer of Shares."

    The relevant provision in the articles of incorporation was approved by the shareholders' meeting on May 16, 2003. In accordance with mandatory Swiss statutory law (art. 706 Swiss Code of Obligations) the shareholders' resolution can be challenged until July 16, 2003.

    AUTHORIZED CAPITAL

    The board of directors of ABB Ltd is authorized to increase ABB Ltd's share capital in an amount not to exceed CHF 250,000,000 through the issuance of up to 100,000,000 fully paid registered shares with a par value of CHF 2.50 per share by not later than May 19, 2005. Increases in partial amounts shall be permitted.

    The subscription and acquisition of the new shares, as well as each subsequent transfer of the shares, will be subject to the transfer restrictions of ABB Ltd's articles of incorporation. See "--Transfer of Shares."

    The board of directors will determine the issue price, the type of payment, the date of issue of new shares, the conditions for the exercise of pre-emptive rights, and the beginning date for any dividend entitlement. In this regard, the board of directors may issue new shares by means of a firm underwriting through a banking institution, a syndicate or another third party and a subsequent offer of these shares to current shareholders. ABB Ltd's board of directors may permit pre-emptive rights that have not been exercised to expire or may place these rights and/or shares as to which pre-emptive rights have been granted but not exercised at market conditions or use them for other purposes in ABB Ltd's interest.

    The board of directors is further authorized to restrict or deny the pre-emptive rights of the shareholders and to allocate such rights to third parties if the shares are to be used (a) for the acquisition of an enterprise, parts of an enterprise, participations or for new investments, or, in case of a share placement, for the financing or refinancing of such transactions, (b) for the purpose of broadening ABB Ltd's shareholder constituency in connection with a listing of shares on domestic or foreign stock exchanges, (c) for employee participation plans or (d) for purposes of fulfilling ABB Ltd's obligations under the "ABB and Non-Debtor Affiliate Settlement Agreement" in connection with the Chapter 11 plan of reorganization of Combustion Engineering in a number not exceeding 30,298,913 shares. For more information regarding the Chapter 11 filing, see "Item 5. Operating and Financial Review and Prospects--Contingencies and Retained Liabilities--Asbestos Claims."

    The relevant provision in the articles of incorporation was approved by the shareholders' meeting on May 16, 2003. In accordance with mandatory Swiss statutory law (art. 706 Swiss Code of Obligations) the shareholders' resolution can be challenged until July 16, 2003.

TRANSFER OF SHARES

    The transfer of shares is effected by corresponding entry in the books of a bank or depository institution following an assignment in writing by the selling shareholder and notification of such assignment to ABB Ltd by the bank or depository institution. The transfer of shares also requires that the purchaser file a share registration form in order to be registered in ABB Ltd's share register (AKTIENBUCH) as a shareholder with voting rights. Failing such registration, the purchaser may not be able to participate in or vote at shareholders' meetings, but will be entitled to dividends and liquidation proceeds. Shares and associated pecuniary rights may only be pledged to the depository institution that administers the book entries of those shares for the account of the shareholder.

    A purchaser of shares will be recorded in ABB Ltd's share register with voting rights upon disclosure of its name and address. However, ABB Ltd may decline a registration with voting rights if the shareholder does not declare that it has acquired the shares in its own name and for its own account. If the shareholder refuses to make such declaration, it will be registered as a shareholder without voting rights. If persons fail to expressly declare in their registration application that they hold the shares for their own accounts ("nominees"), the board of directors may still enter such persons in the share register with the right to vote, provided that the nominee has entered into an agreement with the board of directors concerning his status, and further provided the nominee is subject to recognized bank or financial market supervision.

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

    Acquirors of registered shares who have chosen to have their shares registered in the share register with VPC do not have to present any written assignment from the selling shareholder nor may they be requested to file a share registration form or declare that they have acquired the shares in their own name and for their own account in order to be registered as a shareholder with voting rights. However, in order to be entitled to vote at a shareholders' meeting those acquirors need to be entered in the VPC share register in their own name no later than ten calendar days prior to the shareholders' meeting. Uncertificated shares registered with VPC may be pledged in accordance with Swedish law.

SHAREHOLDERS' MEETINGS

    Under Swiss law, the annual general meeting of shareholders must be held within six months after the end of ABB Ltd's fiscal year. Annual general meetings of shareholders are convened by the board of directors, liquidators or representatives of bondholders or, if necessary, by the statutory auditors. The board of directors is further required to convene an extraordinary general meeting of shareholders if so resolved by the shareholders in a general meeting of shareholders or if so requested by one or more shareholders holding in aggregate at least 10% of ABB Ltd's nominal share capital. A general meeting of shareholders is convened by publishing a notice in the Swiss Official Gazette of Commerce (SCHWEIZERISCHES HANDELSAMTSBLATT) at least 20 days prior to the meeting date. Holders of VPC-registered shares are able to attend shareholders' meetings in respect of such shares. Notices of shareholders' meetings are published in at least three national Swedish daily newspapers, as well as on ABB Ltd's Internet website. Such notices contain information as to procedures to be followed by shareholders in order to participated and exercise voting rights at the shareholders' meetings.

    One or more shareholders whose combined holdings represent an aggregate par value of at least CHF 1,000,000 may request in writing 40 calendar days prior to a general meeting of shareholders that specific items and proposals be included on the agenda and voted on at the next general meeting of shareholders.

    The following powers are vested exclusively in the general meeting of the shareholders:

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

    There is no provision in ABB Ltd's articles of incorporation requiring a quorum for the holding of shareholders' meetings.

    Resolutions and elections usually require the approval of an "absolute majority" of the shares represented at a shareholders' meeting (I.E., a majority of the shares represented at the shareholders' meeting with abstentions having the effect of votes against the resolution). If the first ballot fails to result in an election and more than one candidate is standing for election, the presiding officer will order a second ballot in which a relative majority shall be decisive.

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

    - a transfer of ABB Ltd's place of incorporation; and

    - ABB Ltd's dissolution without liquidation.

    In addition, the introduction or abolition of any provision in the articles of incorporation providing for a qualified majority must be resolved in accordance with such qualified majority voting requirements.

    At shareholders' meetings, shareholders can be represented by proxy, but only by their legal representative, another shareholder with the right to vote, a corporate body (ORGANVERTRETER), an independent proxy (UNABHANGIGER STIMMRECHTSVERTRETER) or a depository institution (DEPOTVERTRETER). All shares held by one shareholder may be represented by only one representative. Votes are taken on a show of hands unless a secret ballot is required by the general meeting of shareholders or the presiding officer. The presiding officer may arrange for resolutions and elections to be carried out by electronic means. As a result, resolutions and elections carried out by electronic means will be deemed to have the same effect as secret ballots. The presiding officer may at any time order that a resolution or election decided by a show of hands be repeated through a secret ballot if, in his view, the results of the vote are in doubt. In this case, the preceding decision by a show of hands shall be deemed to have not occurred.

    Only shareholders registered in ABB Ltd's share register with the right to vote are entitled to participate at shareholders' meetings. See "--Transfer of Shares." For practical reasons, shareholders must be registered in the share register with the right to vote no later than ten calendar days prior to a shareholders' meeting in order to be entitled to participate and vote at such shareholders' meeting.

    Holders of VPC-registered shares are provided with financial and other information on ABB Ltd in the Swedish language in accordance with regulatory requirements and market practice. For shares that are registered in the VPC system in the name of a nominee, such information is to be provided by the nominee.

NET PROFITS AND DIVIDENDS

    Swiss law requires that ABB Ltd retain at least 5% of its annual net profits as general reserves for so long as these reserves amount to less than 20% of ABB Ltd's nominal share capital. Any net profits remaining in excess of those reserves are at the disposal of the shareholders' meeting.

    Under Swiss law, ABB Ltd may pay dividends only if it has sufficient distributable profits from previous business years, or if its reserves are sufficient to allow distribution of a dividend. In either event, dividends may be paid out only after approval by the shareholders' meeting. The board of directors may propose that a dividend be paid out, but cannot itself set the dividend. The auditors must confirm that the dividend proposal of the board of directors conforms with statutory law. In practice, the shareholders' meeting usually approves the dividend proposal of the board of directors.

    Dividends are usually due and payable after the shareholders' resolution relating to the allocation of profits has been passed by the shareholders' meeting. Under Swiss law, the statute of limitations in respect of dividend payments is five years. Dividends not collected within five years after their due date accrue to ABB Ltd and will be allocated to ABB Ltd's general reserves.

    Payment of dividends on VPC-registered shares is administered by VPC and paid out to the holder that is registered with VPC on the record date. Through the dividend access facility, shareholders with tax residence in Sweden will be entitled to receive, through the VPC system, a dividend in Swedish krona equivalent to the dividend paid in Swiss francs without deduction of Swiss withholding tax. For further information, see "--Taxation."

PREEMPTIVE RIGHTS

    Shareholders of a Swiss corporation have certain preemptive rights to subscribe for new shares issued in connection with capital increases in proportion to the nominal amount of their shares held. A resolution adopted at a shareholders' meeting with a supermajority of two-thirds of the shares represented may, however, repeal, limit or suspend (or authorize the board of directors to repeal, limit or suspend) preemptive rights for cause. Cause includes an acquisition of a business or a part thereof, an acquisition of a participation in a company or the grant of shares to employees.

ADVANCE SUBSCRIPTION RIGHTS

    Shareholders of a Swiss corporation may have an advance subscription right with respect to bonds and other instruments issued in connection with options or conversion rights for shares if such option or conversion rights are based on the corporation's conditional capital. However, the shareholders' meeting can, with a supermajority of two-thirds of the shares represented at the meeting, exclude or restrict (or authorize the board of directors to exclude or restrict) such advance subscription rights for cause. See "--Capital Structure--Conditional Capital."

BORROWING POWER

    Neither Swiss law nor ABB Ltd's articles of incorporation restrict in any way ABB Ltd's power to borrow and raise funds. The decision to borrow funds is taken by or under the direction of the board of directors or the executive committee, and no shareholders' resolution is required. The articles of incorporation of ABB Ltd do not contain provisions concerning borrowing powers exercisable by its directors or how such borrowings could be varied.

REPURCHASE OF SHARES

    Swiss law limits a corporation's ability to repurchase or hold its own shares. ABB Ltd and its subsidiaries may only repurchase shares if ABB Ltd has sufficient freely distributable reserves to pay the purchase price, and if the aggregate par value of such shares does not exceed 10% of ABB Ltd's nominal share capital. Furthermore, ABB Ltd must create a special reserve on its balance sheet in the amount of the purchase price of the acquired shares. Such shares held by ABB Ltd or its subsidiaries do not carry any rights to vote at shareholders' meetings, but are entitled to the economic benefits applicable to the shares generally and are considered to be "outstanding" under Swiss law.

    At the annual general meeting of ABB Ltd held on March 20, 2001, the shareholders approved a share repurchase in the amount of CHF 60,000,000, corresponding to 6,000,000 shares (24,000,000 shares after implementation of the share split), which represents approximately 2% of ABB Ltd's nominal share capital. This share repurchase took place exclusively on the SWX Swiss Exchange and was completed in May 2001. At the annual general meeting of ABB Ltd held on March 12, 2002, the shareholders took notice that such shares would not be cancelled and would become treasury shares. ABB Ltd sold 80 million treasury shares in the first quarter of 2003.

    ABB Ltd may make additional purchases of shares for treasury from time to time in the future. Treasury shares are available for issuance to satisfy obligations under the management incentive plan and for other corporate purposes.

NOTICES

    Written communication by ABB Ltd to its shareholders will be sent by ordinary mail to the last address of the shareholder or authorized recipient entered in the share register. To the extent that personal notification is not mandated by law, all communications to the shareholders are validly made by publication in the Swiss Official Gazette of Commerce (SCHWEIZERISCHES HANDELSAMTSBLATT).

    Notices required under the Listing Rules of the SWX Swiss Exchange will be published in two Swiss newspapers in German and French. ABB Ltd or the SWX Swiss Exchange may also disseminate the relevant information on the online exchange information systems. Notices required under the Listing Rules of the Stockholm Exchange will be published in three national daily Swedish newspapers, as well as on ABB Ltd's website.

DURATION, LIQUIDATION AND MERGER

    The duration of ABB Ltd as a legal entity is unlimited. It may be dissolved at any time by a shareholders' resolution which must be approved by (1) an absolute majority of the shares represented at the general meeting of shareholders in the event it is to be dissolved by way of liquidation or (2) a supermajority of two-thirds of the shares represented at the general meeting of shareholders in other events (E.G., in a merger where it is not the surviving entity). Dissolution by court order is possible if it becomes bankrupt or if shareholders holding at least 10% of the share capital can establish cause for dissolution.

    Under Swiss law, any surplus arising out of a liquidation of a corporation (after the settlement of all claims of all creditors) is distributed to the shareholders in proportion to the paid-up par value of shares held but this surplus is subject to Swiss withholding tax of 35% (see "--Taxation").

DISCLOSURE OF MAJOR SHAREHOLDERS

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

    An additional disclosure requirement exists under the Swiss Federal Code of Obligations, according to which ABB Ltd must disclose individual shareholders and groups of shareholders acting in concert and their shareholdings if they hold more than 5% of all voting rights and ABB Ltd knows or has reason to know of such major shareholders. Such disclosures must be made once a year in the notes to the financial statements as published in its annual report.

MANDATORY OFFERING RULES

    Under the Swiss Stock Exchange Act, shareholders and groups of shareholders acting in concert who acquire more than 33 1/3% of the voting rights (whether exercisable or not) of a listed Swiss company have to submit a takeover bid to all remaining shareholders unless the articles of incorporation of the company provide for an alteration of this obligation. ABB Ltd's articles of incorporation do not provide for any alterations of the bidder's obligations under the Swiss Stock Exchange Act. The mandatory offer obligation may be waived under certain circumstances, for example if another shareholder owns a higher percentage of voting rights than the acquiror. A waiver from the mandatory bid rules may be granted by the Swiss Takeover Board or the Swiss Federal Banking Commission. If no waiver is granted, the mandatory takeover bid must be made pursuant to the procedural rules set forth in the Swiss Stock Exchange Act and the implementing ordinances.

    The recommendation concerning public offers for the acquisition of shares by the Swedish Industry and Commerce Stock Exchange Committee in 2003 (the "NBK Recommendation"), which through incorporation by reference is part of ABB Ltd's Listing Agreement of the Stockholm Exchange, contains rules on mandatory offers. In principle, if a shareholder that owns shares representing less than 40% of the votes in the target company acquires additional shares in the target company so that such shareholders' total shareholding represents 40% or more of the votes, the NBK Recommendation stipulates that a public offer (a mandatory takeover bid) must be made to acquire all the remaining shares issued by the target company. A waiver from the mandatory bid rules may, under limited circumstances, be granted by the Swedish Securities Council (SW. AKTIEMARKNADSNAMNDEN). If no waiver is granted, the mandatory takeover bid must be made pursuant to the procedural rules set forth in the NBK Recommendation.

CANCELLATION OF REMAINING EQUITY SECURITIES

    Under Swiss law, any offeror who has made a tender offer for the shares of a Swiss target company and who, as a result of such offer, holds more than 98% of the voting rights of the target company, may petition the court to cancel the remaining equity securities. The corresponding petition must be filed against the target company within three months after the lapse of the exchange offer period. The remaining shareholders may join in the proceedings. If the court orders cancellation of the remaining equity securities, the target company will reissue the equity securities and deliver such securities to the offeror against performance of the offer for the benefit of the holders of the cancelled equity securities.

DIRECTORS AND OFFICERS

    For further information regarding the material provisions of ABB Ltd's articles of incorporation and the Swiss Federal Code of Obligations regarding directors and officers, see "Item 6. Directors, Senior Management and Employees--Corporate Governance--Duties of Directors and Officers."

AUDITORS

    The auditors are subject to confirmation by the shareholders at the annual general meeting on an annual basis. Ernst & Young AG, Zurich and KPMG Klynveld Peat Marwick Goerdeler SA, Zurich were appointed jointly as independent auditors of ABB Ltd and the ABB Group for the years ended December 31, 1999 and 2000. At the annual general meeting of ABB Ltd held on March 20, 2001, its shareholders elected Ernst & Young AG as independent auditors of ABB Ltd and the ABB Group for the year ended December 31, 2001. At the annual general meetings held on March 12, 2002 and May 16, 2003, the shareholders re-elected Ernst & Young AG as auditors of ABB Ltd and the ABB Group.

    In addition, at the annual general meetings held in 2001, 2002 and 2003, the shareholders of ABB Ltd elected OBT AG as special auditors to issue special review reports required in connection with capital increases (if any). The special auditors are subject to confirmation by the shareholders at the annual general meeting on an annual basis.

    Ernst & Young AG assumed the existing auditing mandate as auditor of the ABB Group in 1994. The head auditor responsible for the mandate, Charles Barone, began serving in this function in May 2003.

    The audit fees paid by ABB Ltd in 2002 to Ernst & Young for the legally prescribed audit amounted to $12 million in 2002. Audit services are defined as the standard audit work performed each fiscal year necessary to allow the auditor to issue an opinion on ABB Ltd's consolidated financial statements and to issue an opinion on the local statutory financial statements. ABB Ltd paid $11 million to Ernst & Young for audit-related services performed during 2002. Audit-related services include special-purpose audits and other attest services, as well as accounting and advisory services. ABB Ltd also paid $6 million to Ernst & Young for non-audit services performed during 2002. Non-audit services primarily include transaction support services, special purpose projects and tax services.

    Ernst & Young AG is informed regularly of issues and deliberations of board meetings. Ernst & Young AG is present at all finance and audit committee meetings where audit planning is discussed and the results of internal and external audit work are presented. The finance and audit committee will introduce processes for the review of audit and non-audit services to be performed by the auditors.

                               MATERIAL CONTRACTS

    The following descriptions of the material provisions of the referenced agreements do not purport to be complete and are subject to, and qualified in their entirety by reference to, the agreements which have been filed as exhibits to this annual report.

$1.5 BILLION REVOLVING CREDIT FACILITY

    On December 17, 2002, ABB Ltd and certain of our subsidiaries entered into a $1,500 million multicurrency revolving facilities agreement with Barclays Capital, Bayerische Hypo-Und Vereinsbank AG, Credit Suisse First Boston and Salomon Brothers International Limited as arrangers, Credit Suisse First Boston as facility agent and security trustee and certain other financial institutions named therein as lenders. The agreement was amended in June 2003.

    For a description of the facility, see "Item 5. Operating and Financial Review and Prospects--Liquidity and Capital Resources--Credit Facilities" and
Note 14 to the Consolidated Financial Statements. See also Exhibits 4.3 and 4.4 to this annual report.

SALE AGREEMENT FOR STRUCTURED FINANCE BUSINESS

    Pursuant to an agreement dated September 4, 2002 between ABB Financial Services B.V., General Electric Capital Corporation ("GE Capital") and ABB Ltd, as amended and restated by an agreement dated November 29, 2002, we sold most of our structured finance business, including project finance, export and trade finance and leasing and similar businesses. The cash consideration for the sale was approximately $2,000 million.

    The business was sold with the benefit of customary warranties, covenants and indemnities in addition to those described herein. We agreed to indemnify GE Capital with respect to certain intra-group guarantees granted by ABB entities for the benefit of certain businesses sold to GE Capital, and this indemnity is supported by letters of credit provided by one or more banks. As of May 31, 2003, the aggregate outstanding value of these letters of credit totaled approximately $126 million.

    With respect to certain specified receivables (with a value of approximately $20 million as of November 30, 2002) sold in the transaction, GE Capital agreed to make payments to us if the amount recovered by GE Capital in respect of those receivables exceeded the recovery amount projected by GE Capital. In addition, certain other designated assets were acquired by GE Capital with the understanding that third-party purchasers would be sought for such assets. Upon the occurrence of certain events and prior to February 1, 2004, GE Capital may require us to repurchase some or all of these designated assets. Our obligation to repurchase is supported by letters of credit provided by one or more banks. As of May 31, 2003, the aggregate outstanding value of these letters of credit totaled approximately $75 million. As of December 31, 2002, we recorded a liability of $38 million as our estimate of the fair value of GE Capital's right to require us to repurchase such designated assets.

    See Exhibits 4.5 and 4.6 to this annual report and Note 3 to our Consolidated Financial Statements.

ALSTOM SETTLEMENT

    Pursuant to a Share Purchase and Settlement Agreement, dated as of March 31, 2000, among ABB Ltd, ALSTOM and ABB ALSTOM POWER, as amended by the Amendment to Share Purchase and Settlement Agreement, dated as of May 11, 2000 (which we refer to collectively as the Settlement Agreement), ALSTOM purchased our 50% interest in the joint venture ABB ALSTOM POWER for a cash payment of E1.25 billion. The Settlement Agreement provided for the termination of various joint venture agreements, the execution of various releases, the settlement of certain disputed items in relation to the joint venture, the unwinding of various financial arrangements between ABB ALSTOM POWER and the ABB Group, the prospective transfer to the joint venture of various assets and liabilities required to have been transferred to the joint venture under the original joint venture agreements, the transfer to us of certain subsidiaries of the joint venture, various payments among members of the ALSTOM group and the ABB Group in connection with the foregoing transactions (separate from the purchase price mentioned above), indemnification and the execution of various ancillary documents. The transaction was consummated on May 11, 2000. See Exhibit 4.1 to this annual report.

SALE AGREEMENT FOR NUCLEAR BUSINESS

    On December 21, 1999, our subsidiary, ABB Handels-Und Verwaltungs AG, entered into an agreement to sell our nuclear business to BNFL for $485 million. Under the agreement, we have undertaken not to compete with the divested business during a seven-year period ending April 28, 2007. We have agreed to indemnify BNFL against, among other things, certain environmental and other liabilities arising from specific sites operated by the nuclear business and certain tax liabilities of the nuclear business. These potential liabilities are described under "Item 3. Key Information--Risk Factors." The transaction was consummated on April 28, 2000. See Exhibit 4.2 to this annual report.

                               EXCHANGE CONTROLS

    Other than in connection with government sanctions imposed on Iraq, Yugoslavia, Myanmar, Libya (currently suspended), Zimbabwe, Sierra Leone, Liberia and persons and organizations with connections to Osama bin Laden, the "al Qaeda" group or the Taliban, there are currently no government laws, decrees or regulations in Switzerland that restrict the export or import of capital, including, but not limited to, Swiss foreign exchange controls on payments of dividends, interest or liquidation procedures, if any, to non-resident holders of shares. In addition, there are no limitations imposed by Swiss law or our articles of incorporation on the right of non-residents or non-citizens of Switzerland to hold or vote our shares.

                                    TAXATION

    The following is a summary of the material Swiss and United States federal income tax consequences of the purchase, ownership and disposition of our shares or ADSs.

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

    OBTAINING A REFUND OF SWISS WITHHOLDING TAX FOR U.S. RESIDENTS

    The Convention Between the United States of America and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income, which entered into force on December 19, 1997 and which we will refer to in the following discussion as the Treaty, allows U.S. resident individuals or U.S. corporations to seek a refund of the Swiss withholding tax paid on dividends in respect of our shares or ADSs. U.S. resident individuals and U.S. corporations holding less than 10% of the voting rights in respect of our shares or ADSs are entitled to seek a refund of withholding tax to the extent the tax withheld exceeds 15% of the gross dividend. U.S. corporations holding 10% or more of the voting rights of our shares or ADSs are entitled to seek a refund of withholding tax to the extent the tax withheld exceeds 5% of the gross dividend.

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

    STAMP DUTIES UPON TRANSFER OF SECURITIES

    The sale of shares or ADSs, whether by Swiss resident or non-resident holders, may be subject to a Swiss securities transfer stamp duty of up to 0.15% calculated on the sale proceeds if it occurs through or with a Swiss bank or other Swiss securities dealer as defined in the Swiss Federal Stamp Tax Act. In addition to the stamp duty, the sale of shares or ADSs by or through a member of the SWX Swiss Exchange may be subject to a stock exchange levy equal to 0.02%.

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

    DISTRIBUTIONS

    If you are a U.S. holder, for U.S. federal income tax purposes, the gross amount of any distribution (other than certain distributions, if any, of shares distributed to all shareholders of ABB, including holders of ADSs) made to you with respect to shares or ADSs, including the amount of any Swiss taxes withheld from the distribution, will constitute dividends to the extent of ABB's current and accumulated earnings and profits (as determined under U.S. federal income tax principles), and will be included in your gross income as ordinary income. Individuals who are U.S.

holders will be taxed on such distributions at the lower rates applicable to long-term capital gains with respect to taxable years of the holder that begin after 2002. These dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. If distributions with respect to shares or ADSs exceed ABB's current and accumulated earnings and profits as determined under U.S. federal income tax principles, the excess would be treated first as a tax-free return of capital to the extent of your adjusted tax basis in the shares or ADSs. Any amount in excess of the amount of the dividend and the return of capital would be treated as capital gain. ABB does not maintain calculations of its earnings and profits under U.S. federal income tax principles.

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

    If you are a U.S. holder, you will have a basis in any Swiss francs received as a refund of Swiss withholding taxes equal to a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt of the dividend on which the tax was withheld. (See "Obtaining a Refund of Swiss Withholding Tax for U.S. Residents" above.)

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

    SALE OR EXCHANGE OF SHARES OR ADSS

    If you are a U.S. holder that holds shares or ADSs as capital assets, you generally will recognize capital gain or loss for U.S. federal income tax purposes upon a sale or exchange of your shares or ADSs in an amount equal to the difference between your adjusted tax basis in the shares or ADSs and the amount realized on their disposition. If you are a noncorporate U.S. holder, the maximum marginal U.S. federal income tax rate applicable to the gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income (other than, with respect to taxable years of the holder that begin after 2002, certain dividends) if your holding period for the shares or ADSs exceeds one year. If you are a U.S. holder, the gain or loss, if any, recognized by you generally will be treated as U.S. source income or loss, as the case may be, for U.S. foreign tax credit purposes. Certain limitations exist on the deductibility of capital losses for U.S. federal income tax purposes.

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

    A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, shares or ADSs within the United States to you, unless you are an exempt recipient, if you fail to furnish your correct taxpayer identification number or otherwise fail to establish an exception from backup withholding tax requirements or otherwise fail to establish an exception from backup withholding. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the U.S. Internal Revenue Service. The backup withholding tax rate was 30% for the year 2002 and is 28% for years 2003 through 2010.

    In the case of payments made within the United States to a foreign simple trust, foreign grantor trust, or foreign partnership (other than payments to a foreign simple trust, foreign grantor trust, or foreign partnership that qualifies as a withholding foreign trust or withholding foreign partnership within the meaning of the income tax regulations and payments to a foreign simple trust, foreign grantor trust, or foreign partnership that are effectively connected with the conduct of a trade or business in the United States), the beneficiaries of the foreign simple trust, the persons treated as the owners of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, if you are a non-U.S. holder, a payor may rely on a certification provided by you only if the payor does not have actual knowledge or a reason to know that any information or certification stated in the certificate is incorrect.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

MARKET RISK DISCLOSURE

    The continuously evolving financial markets and the dynamic business environment expose us to changes in foreign exchange, interest rate and other market price risks. We have developed and implemented comprehensive policies, procedures, and controls to identify, mitigate, and monitor financial risk on a firm-wide basis. To efficiently aggregate and manage financial risk that could impact our financial performance, we operate a system of Treasury Services units (formerly called Treasury Centers). Our Treasury Services units provide an efficient source of liquidity, financing, risk management, and other global financial services to our industrial companies. Prior to ceasing proprietary trading activities in June 2002, the former Treasury Centers had the authority to accept a limited degree of market risk in order to benefit from favorable market price movements. Any acceptance of market risk by the former Treasury Centers was subject to clearly defined exposure and risk limits that we monitored in real-time and documented in written policies approved by senior management of ABB Ltd. The Group no longer permits proprietary trading activities. The market risk management activities are focused on mitigating material financial risks resulting from our global operating and financing activities.

    The Treasury Services units maintain risk management control systems to monitor foreign exchange and interest rate, risks and exposures arising from our underlying business, as well as the associated hedge positions. Such exposures are governed by written policies. Financial risks are monitored using a number of analytical techniques including market value, sensitivity analysis, and Value-at-Risk. The following quantitative analyses are based on sensitivity analysis tests, which assume parallel shifts of interest rate yield curves and foreign exchange rates.

CURRENCY FLUCTUATIONS AND FOREIGN EXCHANGE RISK

    It is our policy to identify and manage all transactional foreign exchange exposures to minimize risk. With the exception of certain financing subsidiaries, and to the extent certain operating subsidiaries are domiciled in high inflation environments, the functional currency of each of our companies is considered to be its local currency. Our policies require our subsidiaries to hedge all contracted foreign exchange exposures, as well as a portion of their forecast exposures, against their local currency. These transactions are undertaken mainly with our Treasury Services units.

    We have foreign exchange transaction exposures related to our global operating and financing activities in currencies other than the functional currency in which our entities operate. Specifically, we are exposed to foreign exchange risk related to future earnings, assets or liabilities denominated in foreign currencies. The most significant currency exposures relate to operations in Sweden, Switzerland and Germany. In addition, the Group is exposed to currency risk associated with translating our functional currency financial statements into our reporting currency, which is the U.S. dollar.

    Our operating companies are responsible for identifying their foreign currency exposures and entering into intercompany hedge contracts with the Treasury Services units, where legally possible, or external transactions to hedge this risk. The intercompany transactions have the effect of transferring the operating companies' currency risk to the Treasury Services units, but create no additional market risk to our consolidated results. The Treasury Services units then manage this risk by entering into offsetting transactions with third party financial institutions. According to our policy, material net currency exposures are hedged. Exposures are primarily hedged with forward foreign exchange contracts. The majority of the foreign exchange hedge instruments have, on average, a maturity of less than twelve months. The Treasury Services units also hedge currency risks associated with their financing of other ABB companies.

    As of December 31, 2002 and December 31, 2001, the net fair value of financial instruments with exposure to foreign currency rate movements was $205 million and $497 million, respectively. The potential loss in fair value of such financial instruments from a hypothetical 10% move in foreign exchange rates against our position would be approximately $179 million and $416 million for December 31, 2002 and December 21, 2001, respectively. The analysis reflects the aggregate adverse foreign exchange impact associated with transaction exposures, as well as translation exposures where appropriate. Our sensitivity analysis assumes a simultaneous shift in exchange rates against our positions exposed to foreign exchange risk and as such assumes an unlikely adverse case scenario. Exchange rates rarely move in the same direction. Therefore, the assumption of a simultaneous shift may overstate the impact of changing rates on assets and liabilities denominated in foreign currencies. The underlying trade-related transaction exposures of the industrial companies are not included in the quantitative analysis. This represents a material limitation of the quantitative risk analysis. If these underlying transaction exposures were included, they would tend to have an offsetting effect on the potential loss in fair value detailed above.

INTEREST RATE RISK

    We are exposed to interest rate risk due to our financing, investing, and liquidity management activities. Our operating companies primarily invest excess cash with and receive funding from our Treasury Services units on an arm's length basis. It is our policy that the primary third-party funding and investing activities, as well as the monitoring and management of the resulting interest rate risk, are the responsibility of the Treasury Services units. The Treasury Services units adjust the duration of the overall funding portfolio through derivative instruments in order to better match underlying assets and liabilities, as well as minimize the cost of capital. As of December 31, 2002 and December 31, 2001, the net fair value of interest rate instruments was $(2,430) million and

$(2,801) million, respectively. The potential loss in fair value for such financial instruments from a hypothetical 100 basis point parallel shift in interest rates against ABB's position (or a multiple of 100 basis points where 100 basis points is less than 10% of the applicable interest rate) would be approximately $49 million and $30 million for December 31, 2002 and December 31, 2001, respectively.

    Leases are not included as part of the sensitivity analysis. This represents a limitation of the analysis. While sensitivity analysis includes the interest rate sensitivity of the funding of the lease portfolio, a corresponding change in the lease portfolio was not considered in the sensitivity model. However, the volume of leasing activities has significantly reduced during 2002 due to the ABB Group's divestment of its Structured Finance business.

TRADING ACTIVITIES

    Prior to June 2002, our financial policies permitted our former Treasury Centers to engage in a limited degree of proprietary trading activities. The former Treasury Centers had the authority to accept a controlled level of market risk subject to clearly defined risk management policies and trading limits. Our policies no longer permit proprietary trading activities.

    As of December 31, 2002 there were no material proprietary trading positions. For informational purposes, the table below details the net fair value of market risk sensitive instruments, as well as the potential loss in fair value for such financial instruments from a hypothetical 10% adverse change in market rates as of December 31, 2001. As of December 2002, there were no material proprietary trading positions:

                                                DECEMBER 31, 2002              DECEMBER 31, 2001
                                           ----------------------------   ----------------------------
                                                        LOSS FROM 10%                  LOSS FROM 10%
                                           NET FAIR   ADVERSE CHANGE IN   NET FAIR   ADVERSE CHANGE IN
                                            VALUE       MARKET PRICES      VALUE       MARKET PRICES
                                           --------   -----------------   --------   -----------------
                                                 ($ IN MILLIONS)                ($ IN MILLIONS)
Foreign exchange.........................    N/A             N/A           126.7             3.8
Interest rates...........................    N/A             N/A           135.6            25.5

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

    Not applicable.

                                    PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

    Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

    Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

    Within 90 days prior to the date of this report, ABB performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that the material financial controls and non-financial information required to be disclosed in Form 20-F and filed with the Securities and Exchange Commission are recorded, processed, summarized and reported timely. The evaluation was performed with the participation of our key corporate senior management, management of all key Group functions, and under the supervision of the Chief Executive Officer, Jurgen Dormann, and the Chief Financial Officer, Peter Voser. In designing and evaluating the disclosure controls and procedures, management recognized that any controls or procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the foregoing, the ABB Group management, including the Chief Executive Officer and Chief Financial Officer, concluded that ABB's disclosure controls and procedures were effective. There have been no significant changes in the Groups' internal controls or in other factors that could significantly affect internal controls subsequent to the date of the evaluation, and no corrective action has been taken or considered necessary.

ITEM 16. [RESERVED]

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

    We have elected to provide financial statements and the related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

    See pages F-1 to F-77 and pages S-1 to S-3, which are incorporated herein by reference.

    (a) Independent Auditors' Reports.

    (b) Consolidated Income Statements for the years ended December 31, 2002, 2001 and 2000.

    (c) Consolidated Balance Sheets as of December 31, 2002 and 2001.

    (d) Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000.

    (e) Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2002, 2001 (restated) and 2000.

    (f)  Notes to Consolidated Financial Statements.

    (g) Independent Auditors' Reports on Financial Statement Schedule.

    (h) Schedule II--Valuation and Qualifying Accounts.

    The financial statements of Swedish Export Credit Corporation, attached as
Exhibit 99.1 to this annual report, and of Jorf Lasfar Energy Company S.C.A., attached as Exhibit 99.2 to this annual report, are incorporated herein by reference.

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

         2.2            Form of American Depositary Receipt (included in
                        Exhibit 2.1).

         2.3            EMTN Amended and Restated Fiscal Agency Agreement, dated
                        May 30, 2001, between ABB International Finance Limited, ABB
                        Finance Inc., ABB Capital B.V., Banque Generale du
                        Luxembourg S.A., The Chase Manhattan Bank and Banque
                        Generale du Luxembourg (Suisse) S.A. Incorporated by
                        reference to Exhibit 2.3 to the Annual Report on Form 20-F filed by ABB Ltd on June 27, 2002.

         2.4            EMTN Deed of Covenant, dated March 10, 1993 by ABB
                        International Finance N.V. Incorporated by reference to
                        Exhibit 2.4 to the Annual Report on Form 20-F filed by
                        ABB Ltd on June 27, 2002.

         2.5            EMTN Deed of Covenant, dated March 10, 1993 by ABB
                        Finance Inc. Incorporated by reference to Exhibit 2.5 to the
                        Annual Report on Form 20-F filed by ABB Ltd on June 27,
                        2002.

         2.6            EMTN Deed of Covenant, dated March 10, 1993 by ABB Capital
                        B.V. Incorporated by reference to Exhibit 2.6 to the Annual
                        Report on Form 20-F filed by ABB Ltd on June 27, 2002.

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

         4.1            Share Purchase and Settlement Agreement dated as of
                        March 31, 2000 among ABB Ltd, ALSTOM and ABB ALSTOM POWER
                        N.V., as amended. Incorporated by reference to Exhibit 4.1 to the Annual Report on Form 20-F filed by ABB Ltd on June 27, 2002.

         4.2            Purchase Agreement, dated as of December 21, 1999, between
                        ABB Handels-Und Verwaltungs AG, as Seller, and British
                        Nuclear Fuels plc, as Purchaser, as amended. Incorporated by reference to Exhibit 4.2 to the Annual Report on Form 20-F filed by ABB Ltd on June 27, 2002.

         4.3            $1,500,000 Multicurrency Revolving Facilities Agreement
                        dated 17 December 2002 for ABB Ltd and Certain Subsidiaries of ABB Ltd, as Borrowers and Guarantors, arranged by
                        Barclays Capital, Bayerische Hypo-und Vereinsbank AG, Credit
                        Suisse First Boston and Salomon Brothers International
                        Limited, with Credit Suisse First Boston acting as Facility
                        Agent and Trustee.

         4.4            Amendment Agreement, dated 23 June 2003, relating to a
                        Facility Agreement dated 17 December 2002, between ABB Ltd as Borrower and Obligor Agent and Credit Suisse First Boston
                        as Facility Agent and Trustee.

         4.5            Sale and Purchase Agreement, dated 4 September 2002, between
                        ABB Financial Services B.V., General Electric Capital
                        Corporation and ABB Ltd.

         4.6            Amendment Agreement, dated 29 November 2002, between ABB
                        Financial Services B.V., General Electric Capital
                        Corporation and ABB Ltd.

         4.7            Employment Agreement of Jurgen Dormann, dated December 5,
                        2002.

         4.8            Employment Agreement of Peter Voser, dated November 21,
                        2001.

         4.9            Employment Agreement of Dinesh Paliwal, dated as of
                        February 21, 2003.

         4.10           Employment Agreement of Peter Smits, dated November 1, 2001.

         4.11           Employment Agreement of Gary Steel, dated August 27, 2002.

         8.1            Subsidiaries of ABB Ltd as of December 31, 2002.

        10.1 Certification by the chief executive officer of ABB Ltd pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
                        Section 906 of the Sarbanes-Oxley Act of 2002.*

        10.2 Certification by the chief financial officer of ABB Ltd pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
                        Section 906 of the Sarbanes-Oxley Act of 2002.*

        99.1            Financial statements of Swedish Export Credit Corporation.

        99.2            Financial statements of Jorf Lasfar Energy Company S.C.A.

------------------------

* This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-74551.

* This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-74551.

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

                                                       ABB LTD

                                                       By:  /s/ PETER VOSER
                                                            -----------------------------------------
                                                            Name: Peter Voser
                                                            Title:  Executive Vice President
                                                                  and Chief Financial Officer

                                                       By:  /s/ HANS ENHORNING
                                                            -----------------------------------------
                                                            Name: Hans Enhorning
                                                            Title:  Group Vice President

Date: June 30, 2003

                                 CERTIFICATIONS

I, Jurgen Dormann, certify that:

1.  I have reviewed this annual report on Form 20-F of ABB Ltd;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

                                               /s/ JURGEN DORMANN
                                               --------------------------------------------
                                               Jurgen Dormann
                                               Chief Executive Officer

                                 CERTIFICATIONS

I, Peter Voser, certify that:

1.  I have reviewed this annual report on Form 20-F of ABB Ltd;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

                                               /s/ PETER VOSER
                                               --------------------------------------------
                                               Peter Voser
                                               Chief Financial Officer

                                    ABB LTD
            INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

CONSOLIDATED FINANCIAL STATEMENTS:

Independent Auditors' Reports...............................     F-2

Consolidated Income Statements for the years ended December
  31, 2002, 2001 and 2000...................................     F-7

Consolidated Balance Sheets as of December 31, 2002 and
  2001......................................................     F-8

Consolidated Statements of Cash Flows for the years ended
  December 31, 2002, 2001 and 2000..........................     F-9

Consolidated Statements of Changes in Stockholders' Equity
  for the years ended December 31, 2002, 2001 (restated) and
  2000......................................................    F-10

Notes to the Consolidated Financial Statements..............    F-11

FINANCIAL STATEMENT SCHEDULE:

Independent Auditors' Reports...............................     S-1

Schedule II--Valuation and Qualifying Accounts..............     S-3

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders of ABB Ltd:

    We have audited the accompanying consolidated balance sheets of ABB Ltd as of December 31, 2002 and 2001, and the related consolidated income statements, statements of cash flows and statement of changes in stockholders' equity for each of the two years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The accompanying consolidated income statement, statement of cash flows and statement of changes in stockholders' equity of ABB Ltd for the year ended December 31, 2000, before reclassifications for operations discontinued in 2002, were audited jointly by us with KPMG Klynveld Peat Marwick Goerdeler SA. We did not audit the consolidated financial statements of ABB Holdings Inc., a wholly-owned subsidiary, which statements reflect total assets constituting 15% in 2002 and 16% in 2001 and total revenues constituting 14% in 2002 and 11% in 2001 of the related consolidated totals; we did not audit the financial statements of Jorf Lasfar Energy Company, a corporation in which the Company has a 50% interest (the Company's equity in Jorf Lasfar Energy Company's net income is stated at $66 million in 2002 and $81 million in 2001); we did not audit the consolidated financial statements of Swedish Export Credit Corporation, a corporation in which the Company has a 35% interest (the Company's equity in Swedish Export Credit Corporation's consolidated net income (loss) is stated at $89 million in 2002 and $(11) million in 2001); and we did not audit the 2001 financial statements of Scandinavian Reinsurance Company Limited, a wholly-owned subsidiary, which statements reflect total assets constituting 7% and total revenues constituting 2% of the related consolidated totals for 2001. Those statements were audited by other auditors whose reports have been furnished to us. The auditors' report on the 2002 consolidated financial statements of Swedish Export Credit Corporation includes an explanatory paragraph that describes a restatement to previously reported amounts for the year ended December 31, 2001. Our opinion, insofar as it relates to amounts included for those companies and their subsidiaries, is based solely on the reports of the other auditors.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

    In our opinion, based on our audits and, for the relevant periods, the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ABB Ltd at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

    The accompanying financial statements have been prepared assuming that ABB Ltd will continue as a going concern. As more fully described in Notes 1 and 17, Combustion Engineering, a wholly-owned consolidated subsidiary of ABB Ltd, experienced a greater-than-anticipated increase in the number of and amounts demanded to settle certain asbestos-related claims. As a result, on February 17, 2003, Combustion Engineering filed for reorganization under Chapter 11 of the United States Bankruptcy Code ("the Code"). After that date, Combustion Engineering's financial results will be deconsolidated and ABB Ltd will begin reporting its investment in Combustion Engineering using the cost method. Combustion Engineering represents 4% of

ABB Ltd's consolidated liabilities and less than 1% of ABB Ltd's consolidated assets and consolidated revenues at December 31, 2002, and for the year then ended. Some claimants have named ABB Ltd or other subsidiaries of ABB Ltd in connection with claims against Combustion Engineering, but there has been no adjudication that any such entity has liability for such claims. Until Combustion Engineering receives an approved Plan of Reorganization in order to emerge from Chapter 11, and injunctive relief afforded under the Code has been provided to bar future claims from being made against ABB Ltd and its subsidiaries, the ultimate settlement amount of asbestos-related claims and the potential exposure of ABB Ltd and its other subsidiaries to liability for Combustion Engineering's asbestos-related claims remains uncertain. In addition, as described in Notes 1 and 14, on December 17, 2002, the Company entered into a 364-day $1.5 billion credit facility to fund day-to-day operations and, in connection with this agreement, the Company must meet strict financial and performance covenants and dispose of significant assets to meet its scheduled debt repayments in 2003. Recent credit rating downgrades of the Company's borrowings and net losses reported on a consolidated basis in 2001 and 2002, with a resulting decrease in the Company's consolidated stockholders' equity, may impact the Company's ability to refinance existing obligations in 2003. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

    As discussed in Note 13 to the consolidated financial statements, the Company restated the consolidated financial statements as of December 31, 2001, and for the year then ended, for the effect of Swedish Export Credit Corporation's restatement to its consolidated financial statements to correct an error in its accounting for the fair value of certain financial instruments.

    As discussed in Note 2 to the consolidated financial statements, in 2001 the Company changed its method of accounting for derivative financial instruments. As also discussed in Note 2, in 2002 the Company changed its method of accounting for goodwill acquired in business combinations and its criteria for classification of items accounted for as discontinued operations, resulting in reclassifications to all periods presented for items meeting the criteria after January 1, 2002.

    We also audited the adjustments that were applied to reclassify amounts related to operations discontinued in 2002 reflected in the consolidated financial statements for the year ended December 31, 2000 as described in Notes 2 and 3. In our opinion, such adjustments were appropriate and have been properly classified.

                                            /s/ ERNST & YOUNG AG

Zurich, Switzerland
April 4, 2003,
except for Note 26, as to which the date is May 16, 2003

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
ABB Holdings Inc.:

    We have audited the accompanying consolidated balance sheets of ABB
Holdings Inc. and subsidiaries (a direct wholly-owned subsidiary of ABB Asea Brown Boveri Ltd) as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholder's equity, and cash flows for the years then ended (not presented separately herein). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ABB Holdings Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

    The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in
Note 1 to the consolidated financial statements, the Company is dependent on the financial support of ABB Ltd, its ultimate parent company. ABB Ltd has suffered recurring net losses in 2002 and 2001, and has a highly leveraged balance sheet. These factors raise substantial doubt about ABB Ltd's ability to continue as a going concern which consequently raises substantial doubt about the Company's ability to continue as a going concern. ABB Ltd's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

    As discussed in Note 2 to the consolidated financial statements (not presented separately herein), the Company adopted SFAS No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS, as of January 1, 2002.

/s/ KPMG LLP

April 21, 2003

Stamford, Connecticut

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

The Company restated retained earnings at the beginning of the current year to reflect the change discussed in Note 2(d) to the financial statements (not presented separately herein).

/s/ KPMG

Chartered Accountants
Hamilton, Bermuda
January 31, 2002

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders of ABB Ltd:

We have audited the accompanying consolidated income statement, statement of cash flows and statement of changes in stockholders' equity of ABB Ltd for the year ended December 31, 2000, before reclassifications for operations discontinued in 2002 as described in Notes 2 and 3 to the consolidated financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements before reclassifications for operations discontinued in 2002, referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of ABB Ltd for the year ended December 31, 2000 in conformity with United States generally accepted accounting principles.

/s/ KPMG Klynveld Peat                         /s/ Ernst & Young AG
   Marwick Goerdeler SA
Zurich, February 11, 2001                      Zurich, February 11, 2001

                                    ABB LTD
                         CONSOLIDATED INCOME STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                                                    YEAR ENDED DECEMBER 31,
                                                             --------------------------------------
                                                                              2001
                                                               2002        (RESTATED)        2000
                                                             --------      ----------      --------
                                                              (IN MILLIONS, EXCEPT PER SHARE DATA)
Revenues...................................................  $ 18,295       $ 19,382       $ 19,355
Cost of sales..............................................   (13,769)       (14,877)       (14,198)
                                                             --------       --------       --------
Gross profit...............................................     4,526          4,505          5,157
Selling, general and administrative expenses...............    (4,033)        (3,993)        (4,055)
Amortization expense.......................................       (41)          (195)          (190)
Other income (expense), net................................       (58)          (160)           261
                                                             --------       --------       --------
Earnings before interest and taxes.........................       394            157          1,173
Interest and dividend income...............................       193            381            387
Interest and other finance expense.........................      (336)          (604)          (454)
                                                             --------       --------       --------
Income (loss) from continuing operations before taxes and
  minority interest........................................       251            (66)         1,106
Provision for taxes........................................       (83)           (63)          (300)
Minority interest..........................................       (71)           (36)           (40)
                                                             --------       --------       --------
Income (loss) from continuing operations...................        97           (165)           766
Income (loss) from discontinued operations, net of tax.....      (880)          (501)           677
Cumulative effect of change in accounting principles
  (SFAS 133), net of tax...................................        --            (63)            --
                                                             --------       --------       --------
Net income (loss)..........................................  $   (783)      $   (729)      $  1,443
                                                             ========       ========       ========

Basic earnings (loss) per share:
  Income (loss) from continuing operations.................  $   0.09       $  (0.15)      $   0.65
  Net income (loss)........................................  $  (0.70)      $  (0.64)      $   1.22

Diluted earnings (loss) per share:
  Income (loss) from continuing operations.................  $  (0.08)      $  (0.15)      $   0.65
  Net income (loss)........................................  $  (0.83)      $  (0.64)      $   1.22

        See accompanying Notes to the Consolidated Financial Statements.

                                    ABB LTD
                          CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2002 AND 2001

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                            2001
                                                                2002     (RESTATED)
                                                              --------   ----------
                                                                  (IN MILLIONS,
                                                               EXCEPT SHARE DATA)
Cash and equivalents........................................  $ 2,478      $ 2,442
Marketable securities.......................................    2,135        2,924
Receivables, net............................................    7,175        6,692
Inventories, net............................................    2,377        2,568
Prepaid expenses and other..................................    2,695        2,122
Assets in discontinued operations...........................    3,095        5,912
                                                              -------      -------
Total current assets........................................   19,955       22,660
Financing receivables, non-current..........................    1,802        2,086
Property, plant and equipment, net..........................    2,792        2,753
Goodwill....................................................    2,321        2,188
Other intangible assets, net................................      591          587
Prepaid pension and other related benefits..................      557          387
Investments and other.......................................    1,515        1,644
                                                              -------      -------
Total assets................................................  $29,533      $32,305
                                                              =======      =======

Accounts payable, trade.....................................  $ 2,961      $ 2,506
Accounts payable, other.....................................    2,174        2,517
Short-term borrowings and current maturities of long-term
  borrowings................................................    2,576        4,701
Accrued liabilities and other...............................    8,319        7,100
Liabilities in discontinued operations......................    2,384        3,342
                                                              -------      -------
Total current liabilities...................................   18,414       20,166
Long-term borrowings........................................    5,376        5,003
Pension and other related benefits..........................    1,659        1,617
Deferred taxes..............................................    1,166        1,049
Other liabilities...........................................    1,647        2,280
                                                              -------      -------
Total liabilities...........................................   28,262       30,115
Minority interest...........................................      258          215
Stockholders' equity:
  Capital stock and additional paid-in capital, par value
    CHF 2.50, 1,280,009,432 shares authorized,
    1,200,009,432 shares issued.............................    2,027        2,028
  Retained earnings.........................................    2,614        3,397
  Accumulated other comprehensive loss......................   (1,878)      (1,700)
  Less: Treasury stock, at cost (86,830,312 and 86,875,616
    shares at December 31, 2002 and 2001, respectively).....   (1,750)      (1,750)
                                                              -------      -------
Total stockholders' equity..................................    1,013        1,975
                                                              -------      -------
Total liabilities and stockholders' equity..................  $29,533      $32,305
                                                              =======      =======

        See accompanying Notes to the Consolidated Financial Statements.

                                    ABB LTD
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                                                  YEAR ENDED DECEMBER 31,
                                                              --------------------------------
                                                                            2001
                                                                2002     (RESTATED)     2000
                                                              --------   ----------   --------
                                                                       (IN MILLIONS)
OPERATING ACTIVITIES
Net income (loss)...........................................  $   (783)   $  (729)    $ 1,443
ADJUSTMENTS TO RECONCILE INCOME (LOSS) TO NET CASH PROVIDED
  BY OPERATING ACTIVITIES:
  Depreciation and amortization.............................       611        787         836
  Provisions................................................      (131)     1,146        (123)
  Pension and post-retirement benefits......................        37          1         (57)
  Deferred taxes............................................      (140)       (89)        102
  Net gain from sale of property, plant and equipment.......       (23)       (23)       (247)
  Loss (gain) on sale of discontinued operations............       194         --      (1,030)
  Other.....................................................      (164)       135         (41)
  Changes in operating assets and liabilities:
    Marketable securities (trading).........................       498         72          10
    Trade receivables.......................................       627         65          77
    Inventories.............................................       367       (106)       (136)
    Trade payables..........................................        79        736         266
    Other assets and liabilities, net.......................    (1,153)       (12)       (353)
                                                              --------    -------     -------
NET CASH PROVIDED BY OPERATING ACTIVITIES...................        19      1,983         747
                                                              --------    -------     -------
INVESTING ACTIVITIES
Changes in financing receivables............................       264       (907)       (833)
Purchases of marketable securities (other than trading).....    (4,377)    (3,280)     (2,239)
Purchases of property, plant and equipment..................      (602)      (761)       (553)
Acquisitions of businesses (net of cash acquired)...........      (144)      (578)       (893)
Proceeds from sales of marketable securities (other than
  trading)..................................................     4,525      3,873       2,292
Proceeds from sales of property, plant and equipment........       476        152         238
Proceeds from sales of businesses (net of cash disposed)....     2,509        283       1,499
                                                              --------    -------     -------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES.........     2,651     (1,218)       (489)
                                                              --------    -------     -------
FINANCING ACTIVITIES
Changes in borrowings with maturities of 90 days or less....    (1,677)       (69)        609
Increases in other borrowings...............................     9,050      9,357       3,626
Repayment of other borrowings...............................   (10,188)    (6,649)     (4,279)
Treasury and capital stock transactions.....................        --     (1,393)        244
Dividends paid..............................................        --       (502)       (531)
Other.......................................................         3        (67)        (61)
                                                              --------    -------     -------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES.........    (2,812)       677        (392)
                                                              --------    -------     -------
Effects of exchange rate changes on cash and equivalents....       141        (72)        (84)
Adjustment for the net change in cash and equivalents in
  discontinued operations...................................        37       (172)        (24)
                                                              --------    -------     -------

NET CHANGE IN CASH AND EQUIVALENTS--CONTINUING OPERATIONS...        36      1,198        (242)
Cash and equivalents beginning of year......................     2,442      1,244       1,486
                                                              --------    -------     -------
Cash and equivalents end of year............................  $  2,478    $ 2,442     $ 1,244
                                                              ========    =======     =======
Interest paid...............................................  $    482    $   702     $   647
Taxes paid..................................................  $    298    $   273     $   273

        See accompanying Notes to the Consolidated Financial Statements.

                                    ABB LTD
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
        FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 (RESTATED) AND 2000

                                                                 ACCUMULATED OTHER COMPREHENSIVE LOSS
                                                                ---------------------------------------
                                         CAPITAL                              UNREALIZED
                                          STOCK                               GAIN (LOSS)
                                           AND                    FOREIGN         ON          MINIMUM
                                        ADDITIONAL               CURRENCY     AVAILABLE-      PENSION
                                         PAID-IN     RETAINED   TRANSLATION    FOR-SALE      LIABILITY
                                         CAPITAL     EARNINGS   ADJUSTMENT    SECURITIES    ADJUSTMENT
                                        ----------   --------   -----------   -----------   -----------
                                                                 (IN MILLIONS)
Balance at January 1, 2000............    $2,071      $3,716      $(1,005)       $  67         $ (93)
Comprehensive income:
  Net income..........................                 1,443
  Foreign currency translation
    adjustments.......................                               (152)
  Effect of change in fair value of
    available-for-sale securities, net
    of tax of $7......................                                              20
  Minimum pension liability
    adjustments, net of tax of $21....                                                            41
  Total comprehensive income..........
Dividends paid........................                  (531)
Purchase of treasury stock............
Sale of treasury stock and put
  options.............................        11
                                          ------      ------      -------        -----         -----
Balance at December 31, 2000..........     2,082       4,628       (1,157)          87           (52)
Comprehensive loss:
  Net loss(1).........................                  (729)
  Foreign currency translation
    adjustments(1)....................                               (366)
  Effect of change in fair value of
    available-for-sale securities, net
    of tax of $16.....................                                            (128)
  Minimum pension liability
    adjustments, net of tax of $1.....                                                             3
  Cumulative effect of change in
    accounting principles, net of tax
    of $17............................
  Change in derivatives qualifying as
    cash flow hedges, net of tax of
    $18...............................
Total comprehensive loss(1)...........
Dividends paid........................                  (502)
Purchase of treasury stock............
Sale of treasury stock................      (101)
Call options..........................        47
                                          ------      ------      -------        -----         -----
Balance at December 31, 2001(1).......     2,028       3,397       (1,523)         (41)          (49)
COMPREHENSIVE LOSS:
  NET LOSS............................                  (783)
  FOREIGN CURRENCY TRANSLATION
    ADJUSTMENTS.......................                               (295)
  ACCUMULATED FOREIGN CURRENCY
    TRANSLATION ADJUSTMENTS ALLOCATED
    TO DIVESTMENTS OF BUSINESSES......                                 90
  EFFECT OF CHANGE IN FAIR VALUE OF
    AVAILABLE-FOR-SALE SECURITIES, NET
    OF TAX OF $1......................                                               3
  MINIMUM PENSION LIABILITY
    ADJUSTMENTS, NET OF TAX OF $30....                                                          (107)
  CHANGE IN DERIVATIVES QUALIFYING AS
    CASH FLOW HEDGES, NET OF TAX
    OF $52............................
  TOTAL COMPREHENSIVE LOSS............
OTHER.................................        (1)
                                          ------      ------      -------        -----         -----
BALANCE AT DECEMBER 31, 2002..........    $2,027      $2,614      $(1,728)       $ (38)        $(156)
                                          ======      ======      =======        =====         =====

                                             ACCUMULATED OTHER COMPREHENSIVE LOSS
                                             --------------------------------
                                                 UNREALIZED
                                                 GAIN (LOSS)       TOTAL
                                                   OF CASH      ACCUMULATED
                                                    FLOW           OTHER                       TOTAL
                                                    HEDGE      COMPREHENSIVE    TREASURY   STOCKHOLDERS'
                                                 DERIVATIVES        LOSS         STOCK        EQUITY
                                             -   -----------   --------------   --------   -------------
                                                                    (IN MILLIONS)
Balance at January 1, 2000............              $ --          $(1,031)      $  (485)      $ 4,271
Comprehensive income:
  Net income..........................                                                          1,443
  Foreign currency translation
    adjustments.......................                               (152)                       (152)
  Effect of change in fair value of
    available-for-sale securities, net
    of tax of $7......................                                 20                          20
  Minimum pension liability
    adjustments, net of tax of $21....                                 41                          41
                                                                                              -------
  Total comprehensive income..........                                                          1,352
Dividends paid........................                                                           (531)
Purchase of treasury stock............                                             (400)         (400)
Sale of treasury stock and put
  options.............................                                              468           479
                                                    ----          -------       -------       -------
Balance at December 31, 2000..........                --           (1,122)         (417)        5,171
Comprehensive loss:
  Net loss(1).........................                                                           (729)
  Foreign currency translation
    adjustments(1)....................                               (366)                       (366)
  Effect of change in fair value of
    available-for-sale securities, net
    of tax of $16.....................                               (128)                       (128)
  Minimum pension liability
    adjustments, net of tax of $1.....                                  3                           3
  Cumulative effect of change in
    accounting principles, net of tax
    of $17............................               (41)             (41)                        (41)
  Change in derivatives qualifying as
    cash flow hedges, net of tax of
    $18...............................               (46)             (46)                        (46)
                                                                                              -------
Total comprehensive loss(1)...........                                                         (1,307)
Dividends paid........................                                                           (502)
Purchase of treasury stock............                                           (1,615)       (1,615)
Sale of treasury stock................                                              282           181
Call options..........................                                                             47
                                                    ----          -------       -------       -------
Balance at December 31, 2001(1).......               (87)          (1,700)       (1,750)        1,975
COMPREHENSIVE LOSS:
  NET LOSS............................                                                           (783)
  FOREIGN CURRENCY TRANSLATION
    ADJUSTMENTS.......................                               (295)                       (295)
  ACCUMULATED FOREIGN CURRENCY
    TRANSLATION ADJUSTMENTS ALLOCATED
    TO DIVESTMENTS OF BUSINESSES......                                 90                          90
  EFFECT OF CHANGE IN FAIR VALUE OF
    AVAILABLE-FOR-SALE SECURITIES, NET
    OF TAX OF $1......................                                  3                           3
  MINIMUM PENSION LIABILITY
    ADJUSTMENTS, NET OF TAX OF $30....                               (107)                       (107)
  CHANGE IN DERIVATIVES QUALIFYING AS
    CASH FLOW HEDGES, NET OF TAX
    OF $52............................               131              131                         131
                                                                                              -------
  TOTAL COMPREHENSIVE LOSS............                                                           (961)
OTHER.................................                                                             (1)
                                                    ----          -------       -------       -------
BALANCE AT DECEMBER 31, 2002..........              $ 44          $(1,878)      $(1,750)      $ 1,013
                                                    ====          =======       =======       =======

----------------------------------
(1) Restated.

        See accompanying Notes to the Consolidated Financial Statements.

                                    ABB LTD
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 1 THE COMPANY AND MANAGEMENT OVERVIEW

    ABB Ltd is a leading global company in power and automation technologies organized in four core business divisions: Utilities, Industries, Power Technology Products and Automation Technology Products. In addition, ABB Ltd has grouped certain of its other businesses into Non-Core Activities. In
October 2002, to further sharpen its focus on power and automation technologies for utility and industry customers, ABB Ltd announced a simplified structure, effective January 1, 2003, consisting of two new core divisions: Power Technologies and Automation Technologies (see Note 25 to the Consolidated Financial Statements).

MANAGEMENT OVERVIEW

    ABB Ltd's exposure to asbestos claims and its high debt levels have weighed heavily on ABB Ltd during recent years and have forced management to focus intensely on ensuring ABB Ltd's ability to continue on a going concern basis.

    In 2001 and 2002, ABB Ltd incurred significant net losses, partly as a result of a greater-than-anticipated increase in the number of and amounts demanded to settle certain asbestos-related claims against its subsidiary, Combustion Engineering (see Note 17), as well as the weak performance of the businesses that are now classified as non-core activities and discontinued operations and an overall weakening of global markets. These operating losses, combined with the effect of a repurchase of ABB Ltd shares in 2001 and other factors, have decreased ABB Ltd's consolidated stockholders' equity from $5.2 billion at December 31, 2000 to $1.0 billion at December 31, 2002.
ABB Ltd's low equity base, high debt levels and the uncertainty with respect to the timing of the resolution to the asbestos issue have impacted ABB Ltd's ability to finance its core and non-core operations and to repay maturing debt.

    With respect to the asbestos issue, based on current information, ABB Ltd expects that the initiated proceedings will provide an adequate resolution to the issue as discussed in more detail in Note 17. However, until Combustion Engineering's pre-packaged Chapter 11 plan of reorganization is finally approved and injunctive relief has been provided to bar future claims from being made, the ultimate settlement amount of asbestos-related claims and the potential exposure to liability for Combustion Engineering's asbestos-related claims remain uncertain.

    In late 2001 and during 2002, the commercial paper market, on which ABB Ltd had significantly relied in the past, largely diminished as a funding source and ABB Ltd's credit rating fell below investment grade. As a consequence, ABB Ltd has faced challenges to replace or repay maturing short-term debt during 2002. On December 17, 2002, as a replacement of credit facilities obtained in December 2001 and during 2002, ABB Ltd entered into a 364-day $1.5 billion credit facility to fund on-going liquidity requirements. Details of the credit facility as well as the maturing short-term debt in 2003 are more fully discussed in Note 14.

    Given ABB Ltd's financial position, the weak performance in non-core/discontinued activities and the overall status of the international financial markets, ABB Ltd had to accept a number of stringent covenants in the new facility agreement (see Note 14), including requirements to meet asset divestment proceeds targets, the fulfillment of which is a condition to the continued availability of funding under the terms of the facility. ABB Ltd also had to provide security for the facility.

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 1 THE COMPANY AND MANAGEMENT OVERVIEW (CONTINUED)
    Management believes that the important steps taken in 2002, including the divestment of a large portion of the Structured Finance business (see Note 3), significant debt reduction and refinancing of short-term debt to extend the maturity profile of ABB Ltd's debt (see Note 14), introduction of a simplified organizational structure, and continuous strong performance of core businesses, as well as its plans for 2003, should ensure continued availability of the credit facility during 2003 (maximum of $1.5 billion).

    However, because of the stringent nature of the covenants in the credit facility, management believes that it is prudent to plan for possible adverse developments that may jeopardize ABB Ltd's ability to rely on continued funding under the credit facility. Therefore, ABB Ltd's Board of Directors proposes to the annual shareholders' meeting that the shareholders approve an amendment to the existing provisions in the Articles of Incorporation on contingent share capital as to (i) a substantial increase of the contingent capital which would consequently allow the issuance of new ABB Ltd shares, and (ii) an extension of the use of the contingent capital for new financial instruments (such as convertible bonds).

    Management's principal plans for 2003 include intensified operational improvements of the core businesses, for example, through the "Step change" program (see Note 24). Management's plans also include continued large divestments that it estimates will contribute proceeds in excess of $2 billion (in particular ABB Ltd's Oil, Gas and Petrochemical division, Buildings Systems business, remaining parts of the Structured Finance business and the Equity Ventures business), the closing of non-core activities and the reduction of total debt by applying the proceeds received from these divestments.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

    The following is a summary of significant accounting policies followed in the preparation of these Consolidated Financial Statements.

BASIS OF PRESENTATION

    The Consolidated Financial Statements are prepared on the basis of United States (U.S.) generally accepted accounting principles (GAAP) and are presented in U.S. dollars ($) unless otherwise stated. Par value of capital stock is denominated in Swiss francs (CHF).

    The number of shares and earnings per share data in the Consolidated Financial Statements have been presented as if the four-for-one split of ABB Ltd shares in May 2001 had occurred as of the earliest period presented.

SCOPE OF CONSOLIDATION

    The Consolidated Financial Statements include 100 percent of the assets, liabilities, revenues, expenses, income, loss and cash flows of ABB Ltd and companies in which ABB Ltd has a controlling interest (subsidiaries), as if ABB Ltd and its subsidiaries (collectively, the "Company") were a single company. Significant intercompany accounts and transactions have been eliminated. Minority interest is calculated for entities fully consolidated but not wholly owned. The components

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) of net income and equity attributable to the minority shareholders are presented in the minority interest line items included in the Consolidated Income Statement and Consolidated Balance Sheet.

    Investments in joint ventures and affiliated companies in which the Company has significant influence, but less than a controlling voting interest, are accounted for using the equity method. This is generally presumed to exist when the Company owns between 20 percent and 50 percent of the investee. In certain circumstances, the Company's ownership of an investee exceeds 50 percent but it accounts for the investment using the equity method because it does not have a controlling interest due to certain rights of minority shareholders which allow them to participate in significant day-to-day operating and financial decisions of the investee.

    Under the equity method, the Company's investment in and amounts due to and from an equity investee are included in the Consolidated Balance Sheet; the Company's share of an investee's earnings is included in the Consolidated Income Statement; and the dividends, cash distributions, loans or other cash received from the investee, additional cash investments, loan repayments or other cash paid to the investee, are included in the Consolidated Balance Sheet and the Consolidated Statement of Cash Flows. Additionally, the carrying value of investments accounted for using the equity method of accounting are adjusted downward to reflect any other-than-temporary declines in value.

    Investments in non-public companies in which the Company does not have a controlling interest, or an ownership and voting interest sufficiently large to exert significant influence, are accounted for at cost. Dividends and other distributions of earnings from these investments are included in income when received.

USE OF ESTIMATES

    The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

RECLASSIFICATIONS AND RESTATEMENTS

    Amounts reported for prior years in these Consolidated Financial Statements and Notes have been reclassified to conform to the current year's presentation.

    As more fully described in Note 13 to the Consolidated Financial Statements, the Company has restated its 2001 Consolidated Financial Statements and Notes thereto to reflect changes in the Company's share of the earnings (losses) of an equity-accounted investee that restated its 2001 earnings to correct an error in accounting for the fair value of certain financial instruments.

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

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Subsequent to the sale of a significant portion of the Structured Finance business during 2002, the Financial Services activities of the Company are substantially reduced. As a consequence of this divestment, the concentration of credit risk in the Company's remaining lease and loan portfolio has increased. To control the remaining credit risks, the Company continues to apply specific policies and procedures, including those for the identification, evaluation and mitigation of credit risks. Such policies and procedures include measurements to develop and ensure the maintenance of a diversified portfolio through the active monitoring of counterparty, country and industry exposure.

    The Company maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management's expectations.

    It is Company policy to invest cash in deposits with banks throughout the world and in other high quality, liquid marketable securities (such as commercial paper, government agency notes and asset-backed securities). The Company actively monitors its credit risk by routinely reviewing the credit worthiness of the investments held and by maintaining such investments in deposits or liquid securities. The Company has not incurred significant credit losses related to such investments.

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

MARKETABLE SECURITIES

    Debt and equity securities are classified as either trading or available-for-sale at the time of purchase and are carried at fair value. Debt and equity securities that are bought and held principally for the purpose of sale in the near term are classified as trading securities and unrealized gains and losses are included in the determination of net income. Unrealized gains and losses on available-for-sale securities are excluded from the determination of net income and are accumulated as a component of other comprehensive loss until realized. Realized gains and losses on available-for-sale securities are computed based upon historical cost of these securities applied using the specific identification method. Declines in fair values of available-for-sale investments that are other-than-temporary are included in the determination of net income.

    The Company analyzes its available-for-sale securities for impairment when the fair values of individual securities have been below their cost basis for a period exceeding nine months or when other events indicate the need for assessment. The Company records an impairment charge through current period earnings and adjusts the cost basis for such other-than-temporary declines

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) in fair value when the fair value is not anticipated to recover above cost within a three-month period after the measurement date unless there are mitigating factors that indicate an impairment charge through earnings may not be required. If an impairment charge is recorded, subsequent recoveries in fair value are not reflected in earnings until sale of the security.

REVENUE RECOGNITION

    The Company recognizes revenues in accordance with the United States Securities and Exchange Commission's Staff Accounting Bulletin No. 101 (SAB
101), REVENUE RECOGNITION IN FINANCIAL STATEMENTS. The Company recognizes substantially all revenues from the sale of manufactured products upon transfer of title including the risks and rewards of ownership to the customer which generally occurs upon shipment of products. On contracts for sale of manufactured products requiring installation which can only be performed by the Company, revenues are deferred until installation of the products is complete. Revenues from short-term fixed-price contracts to deliver services are recognized upon completion of required services to the customer. Revenues from contracts which contain customer acceptance provisions are deferred until customer acceptance occurs or the contractual acceptance period has lapsed.

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

RECEIVABLES

    The Company accounts for the securitization of trade receivables in accordance with Statement of Financial Accounting Standards No. 140 (SFAS 140), ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES. SFAS 140 requires an entity to recognize the financial and servicing assets it controls and the liabilities it has incurred and to derecognize financial assets when control has been surrendered as evaluated in accordance with the criteria provided in SFAS 140.

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

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    At the time the receivables are sold, the balances are removed from trade receivables and a retained interest or deferred purchase price component is recorded in other receivables. The retained interest is recorded at its estimated fair value. Costs associated with the sale of receivables are included in the determination of current earnings.

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

IMPAIRMENT OF LONG-LIVED ASSETS AND ACCOUNTING FOR DISCONTINUED OPERATIONS

    Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 144 (SFAS 144), ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS, which superceded Statement of Financial Accounting Standards No. 121 (SFAS 121), ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, yet retained the fundamental provisions of SFAS 121 related to the recognition and measurement of the impairment of long-lived assets (i.e., property, plant, and equipment and identifiable intangibles) to be "held and used". When events or circumstances indicate the carrying amount of a long-lived asset that is being held and used may not be recoverable, the Company assesses impairment by comparing an asset's net undiscounted cash flows expected to be generated over its remaining useful life to the asset's net carrying value. If impairment is indicated, the carrying amount of the asset is reduced to its estimated fair value.

    In accordance with SFAS 144, the Company segregates on its Consolidated Balance Sheet the assets (or groups of assets and related liabilities) that during 2002 met certain restrictive criteria regarding the Company's commitment to plans for disposal. Depreciation and amortization cease when the asset meets the criteria to be classified as held for sale. If (1) a planned or completed disposal involves a component of the Company whose operations and cash flows can be distinguished operationally and for financial reporting purposes; (2) such operations and cash flows will be (or have been) eliminated from the Company's ongoing operations; and (3) the Company will not have any significant continuing involvement in the component, then the component's results of operations are presented as discontinued operations for all periods. Operating losses from discontinued operations are recognized in the period in which they occur. Interest expense is allocated to discontinued operations in accordance with Emerging Issues Task Force No. 87-24, ALLOCATION OF INTEREST TO DISCONTINUED OPERATIONS. Long-lived assets (or groups of assets and related liabilities) classified as held for sale or as discontinued operations are measured at the lower of carrying amount or fair value less cost to sell.

    In connection with the adoption of SFAS 144, the Company elected to cease presenting cash flows from discontinued operations as a single line and instead present the relevant amounts within

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) cash flows from operating and investing activities. Accordingly, the cash flows associated with disposals in 2000 have been reclassified to conform to the current year's presentation.

    Prior to adoption of SFAS 144, the Company accounted for discontinued operations in accordance with APB Opinion No. 30, REPORTING THE RESULTS OF OPERATIONS--REPORTING THE EFFECTS OF DISPOSAL OF A SEGMENT OF A BUSINESS, AND EXTRAORDINARY, UNUSUAL AND INFREQUENTLY OCCURRING EVENTS AND TRANSACTIONS, in which only the results of operations of a segment or major line of business that has been sold, abandoned, or otherwise disposed of, or is the subject of a formal plan for disposal, could be classified as discontinued operations. Segments or major lines of business classified as discontinued operations were measured at the lower of carrying amount or net realizable value, including an estimate of future operating losses expected to be incurred.

GOODWILL AND OTHER INTANGIBLE ASSETS

    The excess of cost over the fair value of net assets of acquired businesses is recorded as goodwill. The Company accounts for its goodwill in accordance with Statement of Financial Accounting Standards No. 142 (SFAS 142), GOODWILL AND OTHER INTANGIBLE ASSETS. Under SFAS 142 goodwill from acquisitions completed after June 30, 2001, has not been amortized. The total amount of goodwill recognized on acquisitions completed after June 30, 2001, was not significant. Beginning from January 1, 2002, goodwill has not been amortized. For years prior to January 1, 2002, the goodwill had been amortized on a straight-line basis over periods ranging from 3 to 20 years. In accordance with SFAS 142, goodwill is tested annually for impairment on October 1st and also upon the occurrence of significant events. The Company uses a discounted cash flow model to determine the fair value of reporting units containing goodwill to measure the potential impairment of such goodwill.

    The cost of acquired intangibles is amortized on a straight-line basis over their estimated useful lives, typically ranging from 3 to 10 years. Intangible assets are tested for impairment upon the occurrence of certain triggering events.

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

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment is stated at cost, less accumulated depreciation, using the straight-line method over the estimated useful lives of the assets as follows: 10 to 50 years for buildings and leasehold improvements and 3 to 15 years for machinery and equipment.

DERIVATIVE FINANCIAL INSTRUMENTS

    The Company uses derivative financial instruments to manage interest rate and currency exposures, and to a lesser extent commodity exposures, arising from its global operating, financing and investing activities. The Company's policies require that the industrial entities economically hedge all contracted foreign exposures, as well as at least fifty percent of the anticipated sales volume of standard products over the next twelve months. In addition, derivative financial instruments were also used for proprietary trading purposes within the Company's former Financial Services division and within limits determined by the Company's Board of Directors until June 2002, when the Company ceased entering into new positions.

CHANGE IN ACCOUNTING PRINCIPLES

    On January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, as subsequently amended (SFAS 133). SFAS 133 requires the Company to recognize all derivatives, other than certain derivatives indexed to the Company's own stock, on the Consolidated Balance Sheet at fair value. Derivatives that are not designated as hedges must be adjusted to fair value through income. If the derivatives are designated as a hedge, depending on the nature of the hedge, changes in the fair value of the derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in accumulated other comprehensive loss until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

    The Company accounted for the adoption of SFAS 133 as a change in accounting principle. Based on the Company's outstanding derivatives at January 1, 2001, the Company recognized the cumulative effect of the accounting change as a loss in the Consolidated Income Statement of approximately $63 million, net of tax, (basic and diluted loss per share of $0.06) and a reduction to equity of $41 million, net of tax, in accumulated other comprehensive loss.

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

    To reduce its interest rate and currency exposure arising from its funding activities and to hedge specific assets, the Company uses interest rate and currency swaps. Where interest rate

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) swaps are designated as fair value hedges, the changes in value of the swaps are recognized in earnings, as are the changes in the value of the underlying assets or liabilities. Where such interest rate swaps do not qualify for the short cut method as defined under SFAS 133, any ineffectiveness is included in earnings. Where interest rate swaps are designated as cash flow hedges, their change in value is recognized in the accumulated other comprehensive loss component of stockholders' equity, net of tax, until the hedged item is recognized in earnings.

    All other swaps, futures, options and forwards which are designated as effective hedges of specific assets, liabilities or committed or forecasted transactions are recognized in earnings consistent with the effects of hedged transactions.

    If an underlying hedged transaction is terminated early, the hedging derivative financial instrument is treated as if terminated simultaneously, with any gain or loss on termination of the derivative immediately recognized in earnings. Where derivative financial instruments have been designated as hedges of forecasted transactions, and such forecasted transactions no longer become probable of occurring, hedge accounting ceases and any derivative gain or loss previously included in the accumulated other comprehensive loss component of stockholders' equity is reclassified into earnings.

    Certain commercial contracts may grant rights to the Company or other counterparties, or contain other provisions considered to be derivatives under SFAS 133. Such embedded derivatives are assessed at inception of the contract and depending on their characteristics accounted for as separate derivative instruments pursuant to SFAS 133.

PRIOR TO IMPLEMENTATION OF SFAS 133--YEAR 2000

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

    All other swaps, futures, options and forwards which were designated as effective hedges of specific assets, liabilities, or committed transactions, were recognized consistent with the effects of hedged transactions.

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    If the underlying hedged transaction was terminated early, the hedging derivative financial instrument was terminated simultaneously, with any gains or losses recognized immediately. Gains or losses arising from early termination of a derivative financial instrument of an effective hedge were accounted for as adjustments to the basis of the hedged transaction.

    Derivative financial instruments used in the Company's trading activities were marked to market and recognized in earnings.

INSURANCE

    The following accounting policies apply specifically to the Insurance business area.

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

LOSS AND LOSS ADJUSTMENT EXPENSES

    Loss and loss adjustment expenses are charged to operations as incurred and are reflected in cost of sales in the Consolidated Income Statement. The liabilities for unpaid loss and loss adjustment expenses, reflected in accrued liabilities, other, are determined on the basis of reports from ceding companies and underwriting associations, as well as estimates by management and in-house actuaries, including those for incurred but not reported losses, salvage and subrogation recoveries. Inherent in the estimates of losses are expected trends of frequency, severity and other factors that could vary significantly as claims are settled. The Company estimates expected trends using actuarial methods widely used in the insurance industry, such as the Bornhuetter-Ferguson method, utilizing the Company's historically paid and incurred losses. Accordingly, ultimate losses could vary from the amounts provided for in these Consolidated Financial Statements.

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
FEES

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

REINSURANCE

    The Company seeks to reduce the loss that may arise from catastrophes and other events that may cause unfavorable underwriting results by reinsuring certain levels of risks with other insurance enterprises or reinsurers. Reinsurance contracts are accounted for by reducing premiums earned by amounts paid to the reinsurers. Recoverable amounts are established for paid and unpaid losses and loss adjustment expense ceded to the reinsurer. Amounts recoverable from the reinsurer are estimated in a manner consistent with the claim liability associated with the reinsurance policy. Contracts where it is not reasonably possible that the reinsurer may realize a significant loss and assume significant risk from the insurance contract generally do not meet the conditions for reinsurance accounting and are recorded as deposits. The Company assesses probability of risks transferred and significant loss realization based on the terms in the reinsurance contract that impact the timing and amount of reimbursement under the contract and the present value of all cash flows without regard to how cash flows are characterized, in accordance with Statement of Financial Accounting Standards No. 113, ACCOUNTING AND REPORTING FOR REINSURANCE OF SHORT DURATION AND LONG DURATION CONTRACTS.

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

    Foreign currency transactions, such as those resulting from the settlement of foreign currency denominated receivables or payables, are included in the determination of net income, except as they relate to intra-Company loans that are equity-like in nature with no reasonable expectation of repayment which are accumulated as a component of other comprehensive loss.

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

TAXES

    The Company uses the asset and liability method to account for deferred taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and the tax bases of assets and liabilities. Deferred taxes and liabilities are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that the deferred tax assets will be realizable.

    Generally, deferred taxes are not provided on the unremitted earnings of subsidiaries as it is expected that these earnings are permanently reinvested. Such earnings may become taxable upon the sale or liquidation of these subsidiaries or upon the remittance of dividends. Deferred taxes are provided in situations where the Company's subsidiaries plan to make future dividend distributions.

RESEARCH AND DEVELOPMENT

    Research and development expense was $550 million, $593 million and $660 million in 2002, 2001 and 2000, respectively. These costs are included in selling, general and administrative expenses.

EARNINGS PER SHARE

    Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the year. Diluted earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the year, assuming that all potentially dilutive securities were exercised and that any proceeds from such exercises were used to acquire shares of the Company's stock at the average market price during the year or the period the securities were outstanding, if shorter. Potentially dilutive securities comprise: outstanding written call options, if dilutive; the securities issued under the Company's management incentive plan, to the extent the average market price of the Company's stock exceeded the exercise prices of such instruments; shares issuable in relation to outstanding convertible bonds, if dilutive; and outstanding written put options, for which net share settlement at average market price of the Company's stock was assumed, if dilutive (see Notes 21 and 23).

STOCK-BASED COMPENSATION

    The Company has a management incentive plan under which it offers stock warrants to key employees, for no consideration. The plan is described more fully in Note 21. The Company accounts for the warrants using the intrinsic value method of APB Opinion No. 25 (APB 25), ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, as permitted by Statement of Financial Accounting Standards No. 123 (SFAS 123), ACCOUNTING FOR STOCK BASED COMPENSATION. All warrants were

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) issued with exercise prices greater than the market prices of the stock on the dates of grant. Accordingly, the Company has recorded no compensation expense related to the warrants, except in circumstances when a participant ceases to be employed by a consolidated subsidiary, such as after a divestment by the Company. The following table illustrates the effect on net income and earnings per share (see Note 23) if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation. Fair value of the warrants was determined on the date of grant by using the Binomial option model (see Note 21).

                                                        YEAR ENDED DECEMBER 31,
                                                     ------------------------------
                                                       2002       2001       2000
                                                     --------   --------   --------
Net income (loss), as reported.....................   $ (783)    $ (729)    $1,443
Less: Total stock-based employee compensation
  expense determined under fair value based method
  for all awards, net of related tax effects.......      (22)       (22)       (20)
                                                      ------     ------     ------
PRO FORMA NET INCOME (LOSS)........................   $ (805)    $ (751)    $1,423
                                                      ======     ======     ======

Earnings per share:
  Basic--as reported...............................   $(0.70)    $(0.64)    $ 1.22
  Basic--pro forma.................................   $(0.72)    $(0.66)    $ 1.21

  Diluted--as reported.............................   $(0.83)    $(0.64)    $ 1.22
  Diluted--pro forma...............................   $(0.85)    $(0.66)    $ 1.20

NEW ACCOUNTING STANDARDS

    In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, BUSINESS COMBINATIONS, and Statement of Financial Accounting Standards No. 142 (SFAS 142), GOODWILL AND OTHER INTANGIBLE ASSETS, which modified the accounting for business combinations, goodwill and identifiable intangible assets. All business combinations initiated after June 30, 2001, must be accounted for by the purchase method. Goodwill from acquisitions completed after that date is not amortized, but charged to operations when specified tests indicate that the goodwill is impaired, that is, when the goodwill's fair value is lower than its carrying value. Certain intangible assets are recognized separately from goodwill, and are amortized over their useful lives. During 2002, all goodwill was required to be tested for impairment as of January 1, 2002, with a transition adjustment recognized for any impairment found. The Company determined that no impairment of goodwill existed at January 1, 2002. All goodwill amortization also ceased at that date. The Company recognized goodwill amortization expense in continuing operations of $155 million and $152 million in 2001 and 2000, respectively, and goodwill amortization expense in discontinued operations of $36 million and $22 million in 2001 and 2000, respectively. Accordingly, loss from continuing operations in 2001 and income from continuing operations in 2000 would have been $10 million ($0.01 per share) and $918 million ($0.77 per share), respectively, and net loss in 2001 and net income in 2000 would have been $538 million ($0.48 per share) and $1,617 million ($1.36 per share), respectively, if the Company had not recognized amortization expense for goodwill that is no longer being amortized in accordance with SFAS 142.

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards 143 (SFAS 143), ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS, which is effective for fiscal years beginning after June 15, 2002, and requires that the fair value of a legal obligation associated with the retirement of tangible long-lived assets be recognized in the period in which it is incurred. The associated asset retirement costs are capitalized as part of the carrying amount of the asset and allocated to expense over its useful life. The Company adopted SFAS 143 effective January 1, 2003. The adoption of
SFAS 143 did not have a material impact on its results of operations.

    In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 (SFAS 144), ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS. This Statement supersedes Statement of Financial Accounting Standards No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, while retaining many of its requirements regarding impairment loss recognition and measurement. In addition, the new Statement broadens the presentation of discontinued operations to include more sold and abandoned businesses. The Company adopted this statement effective January 1, 2002, and, as a result, reflected the assets, liabilities and results of operations of several businesses and groups of assets as discontinued operations for all periods presented to the extent these businesses and groups of assets met the new criteria during 2002. Disposals and abandonments in previous years were not re-evaluated or reclassified.

    In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145, RESCISSION OF FASB STATEMENTS NO. 4, 44 AND 64, AMENDMENT OF FASB STATEMENT NO. 13, AND TECHNICAL CORRECTIONS, which rescinds previous requirements to reflect all gains and losses from debt extinguishment as extraordinary. The Company elected to early adopt the new standard effective April 1, 2002, and, as a result, the gains from extinguishment of debt of $12 million recorded as extraordinary items in 2001, are no longer reflected in extraordinary items.

    In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES, which requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The standard is effective January 1, 2003 and is to be applied to restructuring plans initiated after that date.

    In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45 (FIN 45), GUARANTOR'S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES, INCLUDING INDIRECT GUARANTEES OF INDEBTEDNESS OF OTHERS. FIN 45 requires the guarantor to recognize a liability for the non-contingent component of a guarantee; that is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at its inception. The recognition of the liability is required even if it is not probable that payments will occur under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. FIN 45 also requires additional disclosures related to guarantees. The recognition measurement provisions of FIN 45 are effective for all guarantees entered into or modified after December 31, 2002. The Company has adopted the disclosure requirements of FIN 45 as of December 31, 2002.

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148 (SFAS 148), ACCOUNTING FOR STOCK-BASED COMPENSATION--TRANSITION AND DISCLOSURE. AN AMENDMENT OF FASB STATEMENT
NO. 123. The Company has elected to continue with its current practice of applying the recognition and measurement principles of APB No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES. The Company has adopted the disclosure requirements of SFAS 148 as of December 31, 2002.

    In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities. FIN 46 requires existing unconsolidated variable interest entities (VIEs) to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among the parties involved. FIN 46 applies immediately to VIEs created after January 31, 2003 and to VIEs in which an enterprise obtains an interest after that date. For VIEs in which an enterprise holds a variable interest that was acquired before February 1, 2003, FIN 46 applies for periods beginning after June 15, 2003. The Company has substantially completed its assessment of the effects of the adoption of FIN 46 for all VIEs created before January 31, 2003, and does not expect such effects to be material to its Consolidated Financial Statements.

    In November 2002, the Emerging Issues Task Force of the Financial Accounting Standards Board issued Emerging Issues Task Force No. 00-21 (EITF 00-21), ACCOUNTING FOR REVENUE ARRANGEMENTS WITH MULTIPLE DELIVERABLES, which was amended in January 2003 and requires that (a) revenue should be recognized separately for separate units of accounting in multiple deliverables arrangement, (b) revenue for a separate unit of accounting should be recognized only when the arrangement consideration is reliably measurable and the earnings process is substantially complete, and (c) consideration should be allocated among the separate units of accounting based on their relative fair value. EITF 00-21 is applicable to transactions entered into after January 1, 2004. The Company believes that EITF 00-21 will not result in a significant change in its practice of accounting for arrangements involving delivery or performance of multiple products and services.

NOTE 3 DISCONTINUED OPERATIONS

    During 2000, the Company disposed of its Power Generation segment, which included its investment in ABB ALSTOM POWER NV (the "Joint Venture") and its nuclear technology business. The Company sold its nuclear technology business to British Nuclear Fuels PLC in April 2000 and its 50 percent interest in the Joint Venture to ALSTOM SA (ALSTOM) in May 2000.

    In connection with the sale of its 50 percent interest in the Joint Venture to ALSTOM in May 2000, the Company received cash proceeds of $1,197 million and recognized a gain of $734 million ($713 million, net of tax), which includes $136 million of accumulated foreign currency translation losses. In connection with the sale of the nuclear technology business to British Nuclear Fuels PLC in April 2000, the Company received cash proceeds of $485 million and recognized a gain of $55 million ($17 million, net of tax). The net gain from the sale of the nuclear technology business reflects a $300 million provision for estimated environmental remediation. These gains were also offset by operating losses associated with these businesses.

    In November 2002, the Company sold most of its Structured Finance business to GE Commercial Finance and received cash proceeds of approximately
$2,000 million including a

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 3 DISCONTINUED OPERATIONS (CONTINUED) contingent payment of $20 million to be released to ABB Ltd in the future based on amounts ultimately collected by GE Commercial Finance. The sale and purchase agreement provides GE Commercial Finance the option to require the Company to repurchase certain designated assets transferred to GE Commercial Finance upon the occurrence of certain events, but in any event no later than February 1, 2004. The Company provided to GE Commercial Finance several cash collateralized letters of credit for a total amount of $202 million as security for certain performance-related obligations retained by the Company in connection with the sale. The net loss from the sale of the Structured Finance business amounted to $146 million including accumulated foreign currency translation losses of $54 million, and the fair value of $38 million for GE Commercial Finance's right to require the Company to repurchase certain designated assets. The net loss is included in income (loss) from discontinued operations, net of tax.

    In December 2002, the Company sold its Metering business to Ruhrgas Industries GmbH of Essen, Germany, for $223 million, including payment of $15 million into an escrow account until final completion of the transaction. Water and electricity metering was no longer a core business and its divestment was part of the Company's divestment strategy. The net loss from the disposal of the Metering business was $48 million including currency translation losses of $35 million. The net loss is included in income (loss) from discontinued operations, net of tax. The net loss also includes a $65 million write-off of goodwill that occurred at the time of the sale. The goodwill associated with that business was included in the carrying amount of the business when determining the gain or loss on disposal. The amount of goodwill included in that carrying amount was based on the relative fair values of the business to be disposed of and the portion of the business that was retained. The Metering business represented a significant part of the Instrumentation and Metering business area of the Automation Technology Products segment. Under SFAS 142, no goodwill impairment was identified prior or subsequent to the sale of the Metering business.

    In December 2002, the Company's Board of Directors approved management's plans to sell the Oil, Gas and Petrochemical business. The planned disposal is in line with the Company's strategy to focus on power and automation technologies for utility and industry customers. Management anticipates divesting the business in a series of stock and asset sales in 2003. Accordingly, the results of the business are presented as discontinued operations for all periods presented. Revenues of $3,854 million, $3,478 million and $2,774 million in 2002, 2001 and 2000, respectively, in the summary, below, is attributable to the Oil, Gas and Petrochemical business. Income (loss) from discontinued operations, net of tax, attributable to the Oil, Gas and Petrochemical business includes $(121) million, $8 million and $105 million in 2002, 2001 and 2000, respectively.

    Income (loss) from discontinued operations, net of tax, also includes other abandoned and sold assets, with net losses of $101 million, $21 million and $2 million in 2002, 2001 and 2000, respectively.

    Income (loss) from discontinued operations, net of tax, also includes losses related to the Company's U.S. subsidiary, Combustion Engineering Inc. (Combustion Engineering), of approximately $420 million, $470 million and $70 million in asbestos-related provisions in 2002, 2001 and 2000, respectively (see Note 17).

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 3 DISCONTINUED OPERATIONS (CONTINUED)
    Operating results of the discontinued businesses are summarized as follows:

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2002       2001       2000
                                                              --------   --------   --------
Revenues....................................................  $ 4,560    $ 4,344    $ 3,732
Costs and expenses, finance loss............................   (5,164)    (4,772)    (3,670)
Income (loss) before taxes..................................     (604)      (428)        62
Tax expense.................................................      (41)       (39)       (84)
Minority interest...........................................      (41)       (34)        (8)
                                                              -------    -------    -------
Net loss from discontinued operations.......................     (686)      (501)       (30)
Net loss from equity accounted investments, net of tax of
  $15 million...............................................       --         --        (23)

Gain (loss) from dispositions(1), net of tax of $31 million
  in 2002 and $59 million in 2000...........................     (194)        --        730
                                                              -------    -------    -------
Income (loss) from discontinued operations, net of tax......  $  (880)   $  (501)   $   677
                                                              =======    =======    =======

Basic earnings (loss) per share:
  Income (loss) from discontinued operations, net of tax....  $ (0.79)   $ (0.43)   $  0.57
Diluted earnings (loss) per share:
  Income (loss) from discontinued operations, net of tax....  $ (0.75)   $ (0.43)   $  0.57

------------------------

(1) The 2000 amount is net of a $300 million provision for environmental remediation.

    The portion of the Company's interest expense reclassified to income (loss) from discontinued operations, net of tax, in accordance with Emerging Issues Task Force No. 87-24, ALLOCATION OF INTEREST TO DISCONTINUED OPERATIONS, was
$33 million, $34 million and $42 million in 2002, 2001 and 2000, respectively. These amounts were calculated based upon the ratio of net assets of the discontinued business divided by the sum of total net assets and total debt (but only that portion of debt not directly attributable to other operations of the Company). This ratio was multiplied by the portion of total interest expense not directly attributable to other operations of the Company to arrive at the interest reclassified to income (loss) from discontinued operations, net of tax.

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 3 DISCONTINUED OPERATIONS (CONTINUED)
    The components of assets and liabilities in discontinued operations are summarized as follows:

                                                                DECEMBER 31,
                                                             -------------------
                                                               2002       2001
                                                             --------   --------
Cash and marketable securities.............................   $  300     $  347
Receivables, net...........................................    1,285      1,676
Inventories, net...........................................      397        507
Prepaid expenses and other.................................      152        236
Financing receivables, non-current.........................       41      2,177
Intangible assets..........................................      561        524
Property, plant and equipment, net.........................      121        250
Other assets...............................................      238        195
                                                              ------     ------
ASSETS IN DISCONTINUED OPERATIONS..........................   $3,095     $5,912
                                                              ======     ======

Accounts payable...........................................   $1,677     $1,678
Short-term borrowings......................................       44         46
Accrued liabilities........................................      404        487
Long-term borrowings.......................................       --         40
Other liabilities..........................................      259      1,091
                                                              ------     ------
LIABILITIES IN DISCONTINUED OPERATIONS.....................   $2,384     $3,342
                                                              ======     ======

NOTE 4 BUSINESS COMBINATIONS AND OTHER DIVESTMENTS

ENTRELEC GROUP

    In June 2001, the Company completed the acquisition, through an open-market tender, of Entrelec Group, a France-based supplier of industrial automation and control products operating in 17 countries. The Company's Consolidated Financial Statements include Entrelec's result of operations since June 20, 2001, the transaction closing date.

    The cash purchase price of the acquisition was approximately $284 million. The excess of the purchase price over the fair value of the assets acquired totaled to $294 million and has been recorded as goodwill. The transaction has been accounted for as a purchase. Included in the purchase price allocation was an amount of $21 million for a restructuring of the business.

B-BUSINESS PARTNERS B.V.

    In June 2000, the Company entered into a share subscription agreement to acquire 42 percent interest in b-business partners B.V. Pursuant to the terms of the agreement, the Company committed to invest a total of $278 million, of which $69 million was paid in 2000 and $134 million was paid during the first half of 2001. In December 2001, Investor AB (a Swedish investment company that also owns shares of ABB Ltd) acquired 90 percent of the Company's investment in b-business partners B.V. for approximately book value, or $166 million in cash. Immediately after this transaction, b-business partners B.V. repurchased 50 percent of its outstanding shares from all investors, which resulted in a return of capital to the Company of $10 million. As of December 31,

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 4 BUSINESS COMBINATIONS AND OTHER DIVESTMENTS (CONTINUED)
2002, the Company retains a 4 percent investment in b-business partners B.V. and is committed to provide additional capital to b-business partners B.V. of $4 million. Further, b-business partners B.V. retains a put right to compel the Company to repurchase 150,000 shares of b-business partners B.V. at a cost of approximately $16 million.

OTHER ACQUISITIONS AND INVESTMENTS

    During 2002, 2001, and 2000, the Company invested $154 million,
$179 million and $896 million, respectively, in 32, 60 and 61 new businesses, joint ventures and affiliated companies. Of these transactions, 6, 10 and 24, respectively, represented acquisitions accounted for as purchases and accordingly, the results of operations of the acquired businesses have been included in the Company's Consolidated Financial Statements from the respective acquisition dates. The aggregate purchase price of these acquisitions during 2002, 2001 and 2000 was $84 million, $45 million and $416 million, respectively. The aggregate excess of the purchase price over the fair value of the net assets acquired totaled $93 million, $29 million and $447 million, in 2002, 2001 and 2000, respectively, and has been recorded as goodwill except for the aggregate of purchase price over the fair value of net assets acquired that were part of businesses whose assets and liabilities, including goodwill, are reflected as assets and liabilities in discontinued operations for all periods presented. Assuming these acquisitions had occurred on the first day of the year prior to their purchase, the pro forma Consolidated Income Statement for those years would not have materially differed from reported amounts either on an individual or an aggregate basis.

DIVESTMENT OF AIR HANDLING BUSINESS

    On January 31, 2002, the Company sold its Air Handling equipment business to Global Air Movement (Luxembourg) SARL for proceeds of $147 million including a vendor note of $34 million issued by the purchaser. The Company recognized a net gain of $74 million which is included in other income (expense), net. The Company's Air Handling equipment business supplied fan and ventilation products for public, commercial and industrial ventilation and process applications. It was a part of the Company's manufacturing and consumer industries division and made up a key part of the former Flakt Group.

OTHER DIVESTITURES

    In the ordinary course of business, the Company periodically divests businesses and investments not considered by management to be aligned with its focus on activities with high growth potential. The results of operations of the divested businesses are included in the Company's Consolidated Income Statement through the date of disposition. During 2002, 2001 and 2000, the Company sold several operating units and investments for total proceeds of $209 million, $117 million and $281 million, respectively, and recognized net gains of $24 million, $34 million and $201 million, respectively, which are included in other income (expense), net, except for gains or losses from the disposal of operating units that were part of businesses whose results of operations, including such gains and losses, are reflected in income (loss) from discontinued operations, net of tax, for all periods presented. Net income from these operations was not material in 2002, 2001 and 2000.

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 5 MARKETABLE SECURITIES

    Marketable securities consist of the following:

                                                                DECEMBER 31,
                                                             -------------------
                                                               2002       2001
                                                             --------   --------
Trading....................................................   $   48     $  545
Available-for-sale.........................................    2,087      2,379
                                                              ------     ------
TOTAL......................................................   $2,135     $2,924
                                                              ======     ======

    Available-for-sale securities classified as marketable securities consist of the following:

                                                 UNREALIZED   UNREALIZED
                                        COST       GAINS        LOSSES     FAIR VALUE
                                      --------   ----------   ----------   ----------
At December 31, 2002:
EQUITY SECURITIES...................   $  562       $ 8         $(329)       $  241
                                       ------       ---         -----        ------

Debt securities:
  U.S. government obligations.......      612        13            (3)          622
  European government obligations...      434         4            --           438
  Corporate.........................      265         6            --           271
  Asset-backed......................       32        --            --            32
  Other.............................      464        19            --           483
                                       ------       ---         -----        ------
TOTAL DEBT SECURITIES...............    1,807        42            (3)        1,846
                                       ------       ---         -----        ------
                                       $2,369       $50         $(332)       $2,087
                                       ======       ===         =====        ======

At December 31, 2001:
EQUITY SECURITIES...................   $  677       $22         $(275)       $  424

Debt securities:
  U.S. government obligations.......      654        12           (12)          654
  European government obligations...      437         1            (2)          436
  Corporate.........................      382         4            (2)          384
  Asset-backed......................        1        --            --             1
  Other.............................      441        40            (1)          480
                                       ------       ---         -----        ------
TOTAL DEBT SECURITIES...............    1,915        57           (17)        1,955
                                       ------       ---         -----        ------
                                       $2,592       $79         $(292)       $2,379
                                       ======       ===         =====        ======

    The net unrealized gain (loss) on available-for-sale securities presented above included the unrealized gain (loss) on available-for-sale securities accounted for as cash flow hedges in connection with the Company's management incentive plan. The net unrealized loss on such securities is $282 million and $216 million at December 31, 2002 and 2001, respectively.

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 5 MARKETABLE SECURITIES (CONTINUED)
    At December 31, 2002, contractual maturities of the above available-for-sale debt securities consist of the following:

                                                                          FAIR
                                                               COST      VALUE
                                                             --------   --------
Less than one year.........................................   $  688     $  688
One to five years..........................................      728        740
Six to ten years...........................................      198        203
Due after ten years........................................      193        215
                                                              ------     ------
TOTAL......................................................   $1,807     $1,846
                                                              ======     ======

    Gross realized gains on available-for-sale securities were $60 million, $78 million and $39 million in 2002, 2001 and 2000, respectively. Gross realized losses on available-for-sale securities were $34 million, $39 million and $27 million in 2002, 2001 and 2000, respectively. Additionally, in 2002 the Company recorded charges of $46 million related to the impairment of available-for-sale securities. This is included in earnings before interest and taxes. Based on the application of its accounting policies, the Company expects further impairment losses to be recorded in 2003 related to the unrealized loss on available-for-sale securities carried in accumulated other comprehensive loss, if market conditions do not improve. There were no significant impairment charges in 2001 and 2000.

    At December 31, 2002, investments and other included $77 million of available-for-sale securities, which are strategic investments. Net unrealized losses of $42 million for these investments are included in the accumulated other comprehensive income component of stockholders' equity.

    At December 31, 2001, investments and other included $236 million of available-for-sale securities that were pledged in connection with the Company's pension plan in Sweden. These securities were comprised of European government and other debt securities recorded at their fair value of $161 million (including $3 million of unrealized gains) and equity securities recorded at their fair value of $75 million (net of unrealized losses of $13 million). During 2002, the Company purchased an additional $23 million of available-for-sale securities which it also pledged in connection with this pension plan. The entire pledged portfolio experienced further losses partially offset by the favorable impact of the change in exchange rates during 2002. At December 31, 2002, this entire portfolio was contributed to a pension trust at its then fair value of $260 million and the Company recognized the related cumulative net loss of $27 million in interest and other finance expense.

    The net change in unrealized gains and losses in fair values of trading securities was not significant in 2002, 2001 or 2000.

    At December 31, 2002 and 2001, the Company pledged $673 million and
$848 million, respectively, of marketable securities as collateral for issued letters of credit, insurance contracts or other security arrangements and, in addition, in 2001, also as collateral for repurchase agreements.

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 6 FINANCIAL INSTRUMENTS

CASH FLOW HEDGES

    The Company enters into forward foreign exchange contracts to manage the foreign exchange risk of its operations. To a lesser extent the Company also uses commodity contracts to manage its commodity risks. Where such instruments are designated and qualify as cash flow hedges, the changes in their fair value are recorded in the accumulated other comprehensive loss component of stockholders' equity, until the hedged item is recognized in earnings. At such time, the respective amount in accumulated other comprehensive loss is released to earnings and is shown in either revenues or cost of sales consistent with the classification of the earnings impact of the underlying transaction being hedged. Any hedge ineffectiveness is included in revenues and cost of sales but is not significant for 2002 or 2001.

    During 2002 and 2001, the amount reclassified from accumulated other comprehensive loss to earnings, which represented derivative financial instrument net losses, amounted to $4 million and $130 million, respectively, net of taxes, which includes $8 million and $31 million, net of taxes, respectively, associated with the transition adjustment recorded at January 1, 2001. It is anticipated that during 2003, $40 million, net of taxes, of the amount included in accumulated other comprehensive loss at December 31, 2002, which represents gains on derivative financial instruments will be reclassified to earnings due to the occurrence of the underlying hedged transaction. Derivative financial instrument gains and losses reclassified to earnings offset the losses and gains on the items being hedged.

    While the Company's cash flow hedges are primarily hedges of exposures over the next eighteen months, the amount included in accumulated other comprehensive loss at December 31, 2002 includes hedges of certain exposures maturing up to 2007.

FAIR VALUE HEDGES

    To reduce its interest rate and currency exposure arising from its funding activities and to hedge specific assets, the Company uses interest rate and currency swaps. Where such instruments are designated as fair value hedges, the changes in fair value of these instruments, as well as the changes in fair value of the underlying liabilities or assets, are recorded as offsetting gains and losses in the determination of earnings. The amount of hedge ineffectiveness for 2002 and 2001 is not significant.

DISCLOSURE ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

    The Company uses the following methods and assumptions in estimating fair values for financial instruments:

    CASH AND EQUIVALENTS, RECEIVABLES, ACCOUNTS PAYABLE, SHORT-TERM BORROWINGS AND CURRENT PORTION OF LONG-TERM BORROWINGS: The carrying amounts reported in the Consolidated Balance Sheet approximate the fair values.

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

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 6 FINANCIAL INSTRUMENTS (CONTINUED)
    FINANCING RECEIVABLES AND LOANS (NON-CURRENT PORTION): Fair values are determined using discounted cash flow methodology based upon loan rates of similar instruments. The carrying values and estimated fair values of long-term loans granted at December 31, 2002 were $783 million and $668 million, respectively, and at December 31, 2001 were $1,102 million and $1,118 million, respectively.

    LONG-TERM BORROWINGS (NON-CURRENT PORTION): Fair values are based on the present value of future cash flows discounted at estimated borrowing rates for similar debt instruments or in the case of bond or note issuances, using the relevant borrowing rates derived from interest rate swap curves. Such swap curves are interest rates quoted by market participants for the relevant maturities, excluding any component associated with credit risk of counterparties. As these bonds or note issuances reflect liabilities of the Company, if the Company's credit rating was reflected in these discount rates, the present value calculation would result in a lower fair value liability. The carrying values and estimated fair values of long-term borrowings at December 31, 2002 were $5,376 million and $5,282 million, respectively, and at December 31, 2001 were $5,003 million and $4,969 million, respectively.

    DERIVATIVE FINANCIAL INSTRUMENTS: Fair values are the amounts at which the contracts could be settled. These fair values are estimated by using discounted cash flow methodology based on available market data, option pricing models or by obtaining quotes from brokers. At December 31, 2002 and 2001, the carrying values equal fair values. The fair values are disclosed in Notes 9 and 15.

NOTE 7 RECEIVABLES

    Receivables consist of the following:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2002       2001
                                                              --------   --------
Trade receivables...........................................   $3,303     $3,487
Other receivables...........................................    3,114      2,923
Allowance...................................................     (233)      (246)
                                                               ------     ------
                                                                6,184      6,164

Unbilled receivables, net:
  Costs and estimated profits in excess of billings.........    1,691      1,504
  Advance payments received.................................     (700)      (976)
                                                               ------     ------
                                                                  991        528
                                                               ------     ------
                                                               $7,175     $6,692
                                                               ======     ======

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 7 RECEIVABLES (CONTINUED)

    Trade receivables include contractual retention amounts billed to customers of $129 million and $128 million at December 31, 2002 and 2001, respectively. Management expects the majority of related contracts will be completed and substantially all of the billed amounts retained by the customer will be collected within one year of the respective balance sheet date. Other receivables consist of V.A.T., claims, employee and customer related advances, the current portion of direct finance and sales-type leases and other non-trade receivables, including the retained interest on sold receivables under the securitization programs.

    Costs and estimated profits in excess of billings represent sales earned and recognized under the percentage-of-completion method. Amounts are expected to be collected within one year of the respective balance sheet date.

    During 2002 and 2001, the Company sold trade receivables to two separate QSPEs, unrelated to the Company, in revolving-period securitizations. The Company retains servicing responsibility relating to the sold receivables. Solely for the purpose of credit enhancement from the perspective of the QSPEs, the Company retains an interest in the sold receivables (retained interest). These retained interests are initially measured at estimated fair values, which the Company believes approximate historical carrying values, and are subsequently measured based on a periodic evaluation of collections and delinquencies.

    Given the short-term, lower-risk nature of the assets securitized, market movements in interest rates would not impact the carrying value of the Company's retained interests. An adverse movement in foreign currency rates could have an impact on the carrying value of these retained interests as the retained interest is denominated in the original currencies underlying the sold receivables. Due to the short-term nature of the receivables and economic hedges in place relating to currency movement risk, the impact has historically not been significant.

    The Company routinely evaluates its portfolio of trade receivables for risk of non-collection and records an allowance for doubtful debts to reflect the carrying value of its trade receivables at estimated net realizable value. Pursuant to the requirements of the revolving-period securitizations through which the Company securitizes certain of its trade receivables, the Company effectively bears the risk of potential delinquency or default associated with trade receivables sold or interests retained. Accordingly, in the normal course of servicing the assets sold, the Company evaluates potential collection losses and delinquencies and updates the estimated fair value of the Company's retained interests. An increase in delinquency rates compared to historic levels will cause an increase in the retained interest. Ultimately, if the customer defaults, the Company will be responsible for absorbing the amount. Historically, such default amounts have not been significant. The fair value of the retained interests at December 31, 2002, and December 31, 2001, was approximately $497 million and $264 million, respectively.

    In accordance with SFAS 140, the Company has not recorded a servicing asset or liability as management believes it is not practicable to estimate this value given that verifiable data as to the fair value of the compensation and/or cost related to servicing the types of the assets sold is not readily obtainable nor reliably estimable for the multiple geographic markets in which the entities selling receivables operate.

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 7 RECEIVABLES (CONTINUED)
    During 2002 and 2001, the following cash flows were received from and paid to QSPEs:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2002       2001
                                                              --------   --------
Gross trade receivables sold to QSPEs ($524 and $347 related
  to discontinued operations)...............................  $ 5,972    $ 5,515
Collections made on behalf of and paid to QSPEs (($449) and
  ($304) related to discontinued operations)................   (6,074)    (5,343)
Purchaser's, liquidity and program fees (($4) and ($2)
  related to discontinued operations).......................      (37)       (33)
Increase in retained interests (($80) and ($9) related to
  discontinued operations)..................................     (245)       (53)
                                                              -------    -------
Net cash (paid to) /received from QSPEs during the year
  (($9) and $32 related to discontinued operations).........  $  (384)   $    86
                                                              =======    =======

    Cash settlement with the QSPEs in 2001, took place monthly on a net basis.

    One of the securitization programs contained a credit rating trigger whereby if the Company's rating went below both BBB (Standard & Poor's) and Baa2 (Moody's), the Company would no longer benefit from the intra-month funding. The second securitization program also contained a credit rating trigger and similar consequences but the rating trigger point occurred when the Company's rating went below either BBB (Standard & Poor's) or Baa2 (Moody's).

    In the case of the first program, the credit trigger occurred in early November 2002. At the beginning of November 2002, a number of structural changes to the program were agreed and implemented during November 2002 for credit enhancement purposes of the QSPE. These changes included twice monthly settlements, the sale of additional receivables as security, changes in the eligibility criteria for receivables to be sold, and the establishment of certain banking and collection procedures in respect of the sold receivables.

    In the case of the second securitization program, the credit rating trigger occurred in October 2002. Changes to the program were made and included net cash settlement twice per month, daily transfers of collections of sold receivables, as well as a fixed percentage of retained interest on the sale of new receivables. Subsequent to 2002, further amendments to the program have been agreed and implemented, including the return to a dynamic calculation of the retained interest on the receivables sold rather than a fixed percentage. In addition, under the amended terms, if the Company's rating is below BB+ (Standard & Poor's) or Ba3 (Moody's) then the QSPE would have the right to require the collection of the sold receivables to be made directly to the accounts of the QSPE rather than via the Company.

    The sale of additional receivables as security, the increased frequency of transfers of collections to the QSPEs and the increase in the retained interest required by the QSPEs contributed to the cash flows with the QSPEs representing a net cash outflow for the year 2002 rather than a net cash inflow as in 2001.

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 7 RECEIVABLES (CONTINUED)
    Gross trade receivables sold represent the face value of all invoices sold during the year to the QSPEs. As the Company services the receivables, collection of the receivables previously sold is made on behalf of the QSPEs. The Company records a loss on sale at the point of sale of the receivables to the QSPEs. The Company also records the purchaser's, liquidity and program fees at the point of sale to the QSPEs. The total cost of $37 million and $33 million in 2002 and 2001, respectively, related to the securitization of trade receivables is included in the determination of current earnings. Changes in retained interests of $245 million and $53 million in 2002 and 2001, respectively, primarily result during 2002 from the additional credit enhancement measures taken by the QSPEs as described above and during 2001 from increases in the volume of receivables sold during the year, as well as changes in default and delinquency rates, offset by collections of the underlying receivables.

    The following table reconciles total gross receivables to the amounts in the Consolidated Balance Sheet after the effects of securitization at December 31, 2002 and 2001:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2002       2001
                                                              --------   --------
Total trade receivables.....................................   $4,667     $5,178
Portion derecognized........................................     (512)      (789)
Retained interests included in other receivables............     (514)      (269)
                                                               ------     ------
Trade receivables...........................................    3,641      4,120
Less: Trade receivables included in assets in discontinued
  operations................................................     (338)      (633)
                                                               ------     ------
Trade receivables--continuing operations....................   $3,303     $3,487
                                                               ======     ======

    At December 31, 2002 and 2001, of the gross trade receivables sold, the total trade receivables for which cash has not been collected at those dates amounted to $1,026 million ($148 million related to discontinued operations) and $1,058 million ($72 million related to discontinued operations), respectively. At December 31, 2002 and 2001 an amount of $96 million ($18 million related to discontinued operations) and $65 million ($3 million related to discontinued operations), respectively, was more than 90 days past due which is considered delinquent pursuant to the terms of the programs.

    In addition, during 2002 and 2001, the Company transferred receivables that were appropriately accounted for under SFAS 140 that were not transferred as part of the above described securitization programs. These transfers were sales directly to banks and/or sales pursuant to other revolving-period programs. Total sold receivables included in these transactions during 2002 and 2001 were approximately $534 million ($22 million related to discontinued operations) and $71 million, respectively. The related costs, including the associated gains and losses, were not significant in either year.

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 8 INVENTORIES

    Inventories, including inventories related to long-term contracts, consist of the following:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2002       2001
                                                              --------   --------
Commercial inventories, net:
  Raw materials.............................................   $1,027     $  993
  Work in process...........................................    1,048      1,233
  Finished goods............................................      323        306
                                                               ------     ------
                                                                2,398      2,532
                                                               ------     ------

Contract inventories, net:
  Inventoried costs.........................................      379        273
  Contract costs subject to future negotiation..............       23         16
  Advance payments received related to contracts............     (423)      (253)
                                                               ------     ------
                                                                  (21)        36
                                                               ------     ------
                                                               $2,377     $2,568
                                                               ======     ======

    Contract costs subject to future negotiation are deemed probable of recovery through changes in the contract price and are deferred until the parties have agreed on these changes.

NOTE 9 PREPAID EXPENSES AND OTHER

    Prepaid expenses and other current assets consist of the following:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2002       2001
                                                              --------   --------
Prepaid expenses............................................   $  484     $  444
Deferred taxes..............................................      558        495
Advances to suppliers and contractors.......................      227        183
Derivatives.................................................    1,248        864
Other.......................................................      178        136
                                                               ------     ------
                                                               $2,695     $2,122
                                                               ======     ======

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 10 FINANCING RECEIVABLES

    Financing receivables consist of the following:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2002       2001
                                                              --------   --------
Third-party loans receivable................................   $  673     $  870
Finance leases (see Note 16)................................      560        550
Other.......................................................      569        666
                                                               ------     ------
                                                               $1,802     $2,086
                                                               ======     ======

    Third-party loans receivable primarily represent financing arrangements provided to customers under long-term construction contracts as well as export financing and other activities.

    Included in finance leases at December 31, 2002 and 2001 are $7 million and $9 million, respectively, of assets pledged as security for other liabilities. Additionally, $212 million and $98 million of assets were pledged as security for long-term borrowings at December 31, 2002 and 2001, respectively.

    Other financing receivables at December 31, 2002 and 2001 include
$349 million and $355 million, respectively, of assets pledged as security for other liabilities. Of these amounts, $58 million and $53 million, respectively, are marketable securities. In addition, other financing receivables include notes receivable from affiliates of $110 million and $232 million at December 31, 2002 and 2001, respectively.

    During 2002 and 2001, the Company sold or transferred to financial institutions financing receivables. These transfers included sales of finance lease receivables and sales of loan receivables. Financing receivables sold or transferred and derecognized from the Consolidated Balance Sheet in accordance with SFAS 140 totaled $419 million and $329 million in 2002 and 2001, respectively. The 2001 transfers included $70 million of assets transferred to an affiliated company, while no transfers occurred between affiliates in 2002. Related costs of these transactions, including the associated gains and losses, were approximately $13 million in 2002 and were not significant in 2001.

    The Company, in the normal course of its commercial lending business, has outstanding credit commitments which have not yet been drawn down by customers. The unused amount at December 31, 2002 and 2001 was approximately $41 million and $62 million, respectively.

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 11 PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment consist of the following:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2002       2001
                                                              --------   --------
Land and buildings..........................................  $ 2,215    $ 2,231
Machinery and equipment.....................................    4,364      3,984
Construction in progress....................................      257        178
                                                              -------    -------
                                                                6,836      6,393
Accumulated depreciation....................................   (4,044)    (3,640)
                                                              -------    -------
                                                              $ 2,792    $ 2,753
                                                              =======    =======

NOTE 12 GOODWILL AND OTHER INTANGIBLE ASSETS

    Goodwill and other intangible assets consist of the following:

                                                              DECEMBER 31,
                                 -----------------------------------------------------------------------
                                                2002                                 2001
                                 ----------------------------------   ----------------------------------
                                  GROSS                      NET       GROSS                      NET
                                 CARRYING   ACCUMULATED    CARRYING   CARRYING   ACCUMULATED    CARRYING
                                  AMOUNT    AMORTIZATION    AMOUNT     AMOUNT    AMORTIZATION    AMOUNT
                                 --------   ------------   --------   --------   ------------   --------
Intangible assets:
  Capitalized software.........   $  590       $(278)        $312       $431        $(161)        $270
  Other........................      551        (272)         279        536         (219)         317
                                  ------       -----         ----       ----        -----         ----
  Total........................   $1,141       $(550)        $591       $967        $(380)        $587
                                  ======       =====         ====       ====        =====         ====

Aggregate amortization expense:
  For year ended 2001..........                                                                   $111
  For year ended 2002..........                                                                   $145

Estimated amortization expense:
  For year ended 2003..........                                                                   $169
  For year ended 2004..........                                                                   $157
  For year ended 2005..........                                                                   $143
  For year ended 2006..........                                                                   $ 51
  For year ended 2007..........                                                                   $ 47

    The estimated amortization expense is calculated as if no future expenditures will be made.

    In 2002 and 2001, the Company did not identify any intangible assets as not being subject to amortization with the exception of $24 million and $14 million, respectively, related to an intangible pension asset (see
Note 20).

    Other intangible assets primarily include intangibles created through acquisitions, such as trademarks and patents.

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 12 GOODWILL AND OTHER INTANGIBLE ASSETS (CONTINUED)

    For the years ended December 31, 2002 and 2001, the Company acquired
$91 million of intangible assets ($86 million of software and $5 million of other intangible assets) and $154 million ($135 million of software and $19 million of other intangible assets), respectively. For items capitalized in 2002 and 2001, the weighted average amortization period for capitalized software is 4 years and for other intangible assets is 6 years.

    The Company recorded write-downs of intangible assets of $25 million and $26 million, in 2002 and 2001, respectively, related to software developed for internal use. The fair value of the assets was estimated using an undiscounted cash flow model. The write-downs are included in other income (expense), net in the Consolidated Income Statement.

    The changes in the carrying amount of goodwill for the year ended December 31, 2002, are as follows:

                                                            POWER      AUTOMATION      NON-
                                                          TECHNOLOGY   TECHNOLOGY      CORE      CORPORATE/
                                 UTILITIES   INDUSTRIES    PRODUCTS     PRODUCTS    ACTIVITIES     OTHER       TOTAL
                                 ---------   ----------   ----------   ----------   ----------   ----------   --------
    Balance as of January 1,
      2002.....................    $357         $523         $44         $1,050        $176         $38        $2,188
    Goodwill acquired during
      the year.................       2           25          17             --          33          16            93
    Impairment losses..........      --           --          --             --          (7)         (2)           (9)
    Goodwill written off
      related to sale of
      business unit............      --           --          --            (65)         --          (2)          (67)
    Other......................      --          (19)         (1)            11          15           1             7
    Foreign currency
      translation..............       3           14           5             64          16           7           109
                                   ----         ----         ---         ------        ----         ---        ------
    Balance as of December 31,
      2002.....................    $362         $543         $65         $1,060        $233         $58        $2,321
                                   ====         ====         ===         ======        ====         ===        ======

    The changes in the carrying amount of goodwill for the year ended December 31, 2001, are as follows:

                                                            POWER      AUTOMATION      NON-
                                                          TECHNOLOGY   TECHNOLOGY      CORE      CORPORATE/
                                 UTILITIES   INDUSTRIES    PRODUCTS     PRODUCTS    ACTIVITIES     OTHER       TOTAL
                                 ---------   ----------   ----------   ----------   ----------   ----------   --------
    Balance as of January 1,
      2001.....................    $384         $545         $50         $  818        $225         $ 62       $2,084
    Goodwill acquired during
      the year.................      --           23          --            300          --           --          323
    Impairment losses..........      --           --          --             --         (40)          --          (40)
    Amortization expense.......     (24)         (41)         (6)           (54)         (6)         (24)        (155)
    Foreign currency
      translation..............      (3)          (4)         --            (14)         (3)          --          (24)
                                   ----         ----         ---         ------        ----         ----       ------
    Balance as of December 31,
      2001.....................    $357         $523         $44         $1,050        $176         $ 38       $2,188
                                   ====         ====         ===         ======        ====         ====       ======

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 12 GOODWILL AND OTHER INTANGIBLE ASSETS (CONTINUED)
    As of December 31, 2002 and 2001, the goodwill in Non-Core Activities was comprised of: Insurance ($67 million and $56 million); Building Systems
($34 million and $21 million); New Ventures ($129 million and $96 million); and Other Non-Core Activities ($3 million and $3 million), respectively.

    Of the $93 million goodwill acquired in 2002, $48 million related to the purchase of the minority interest in certain consolidated subsidiaries of the Company for cash consideration of $40 million. The remaining $45 million relates to the purchase of six entities for a cost of $52 million.

    The Company increased goodwill $7 million during 2002 due to adjustments of the purchase price for certain 2001 acquisitions.

    Consistent with the Company's policy of reassessing the carrying value of acquired intangible assets, a write-down of $40 million was recorded during 2001 in relation to goodwill of one of the Company's investments.

NOTE 13 EQUITY ACCOUNTED COMPANIES

    The Company recorded $211 million, $79 million and $92 million in 2002, 2001 and 2000, respectively, of earnings reflected in other income (expense), net, representing the Company's share of the pre-tax earnings (losses) of the investees, accounted for under the equity method of accounting. The Company has recorded, at December 31, 2002, and 2001, $730 million and $615 million, respectively, in investments and other, representing the Company's investment in these equity investees. This is consistent with the Company's policy for investments accounted for using the equity method, as described in Note 2. Significant companies accounted for using the equity method of accounting and the ownership percentage held by the Company included: Jorf Lasfar Energy Company S.C.A., Morocco (owned 50 percent) and Swedish Export Credit Corporation, Sweden (owned 35.4 percent).

                                                                               THE COMPANY'S
                                                                            SHARE OF THE PRE-TAX
                                                                            EARNINGS (LOSSES) OF
                                                                              EQUITY-ACCOUNTED
                                             INVESTMENT   INVESTMENT             INVESTEES
                                              BALANCE      BALANCE     ------------------------------
                                                2002         2001        2002       2001       2000
                                             ----------   ----------   --------   --------   --------
Jorf Lasfar Energy Company S.C.A...........     $336         $310        $ 73       $85        $61
Swedish Export Credit Corporation..........      206          100         125       (16)        18
Other(1)...................................      188          205          13        10         13
                                                ----         ----        ----       ---        ---
Total......................................     $730         $615         211        79         92

Less: Current income tax expense...........                               (49)       (7)       (11)
                                                ----         ----        ----       ---        ---
The Company's share of earnings of equity-
  accounted investees......................                              $162       $72        $81

------------------------

(1) Encompasses additional investments, none of which are individually significant.

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 13 EQUITY ACCOUNTED COMPANIES (CONTINUED)
    The following table represents selected financial information for Jorf Lasfar Energy Company S.C.A. and Swedish Export Credit Corporation and not the Company's share in these two equity accounted companies.

JORF LASFAR ENERGY COMPANY S.C.A.

                                                              2002       2001       2000
                                                            --------   --------   --------
Total current assets......................................   $  174     $  190     $  159
Total non-current assets..................................   $2,356     $2,466     $2,768
Total current liabilities.................................   $  249     $  188     $  134
Total non-current liabilities.............................   $1,802     $1,904     $2,109
Total shareholders' equity................................   $  479     $  564     $  684
Revenues..................................................   $  364     $  357     $  247
Income before taxes.......................................   $  143     $  168     $  126
Net income................................................   $  132     $  161     $  118

SWEDISH EXPORT CREDIT CORPORATION(1)

                                                                2002       2001       2000
                                                              --------   --------   --------
Total shareholders' equity..................................    $441       $526       $361
Net income (loss)...........................................    $254       $(32)      $ 56

------------------------

(1) Swedish Export Credit Corporation's financial statements are prepared on the basis of Swedish GAAP and only shareholders' equity and net income are reconciled to U.S. GAAP.

    On April 7, 2003, Swedish Export Credit Corporation filed an amendment to its annual report on Form 20-F for the fiscal year ended December 31, 2001, to correct an error in its accounting for the fair value of certain financial instruments. Amounts presented in these Consolidated Financial Statements include the effect of adjustments recorded by Swedish Export Credit Corporation in 2002 and 2001 to properly account for such instruments in accordance with U.S. GAAP. Accordingly, the Company has restated its 2001 Consolidated Financial Statements to reflect a $55 million ($0.05 per share) reduction in the Company's share of Swedish Export Credit Corporation's pre-tax earnings, partially offset by current income taxes of $17 million ($0.02 per share), and a reduction in the Company's investment balance of $38 million.

    On behalf of companies in which the Company has an equity position, the Company has granted lines of credit and has committed to provide additional capital. As of December 31, 2002, the total unused lines of credit amounted to $22 million and the capital commitments amounted to $64 million.

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 13 EQUITY ACCOUNTED COMPANIES (CONTINUED)
    The Company's 2002 Consolidated Financial Statements include the following aggregate amounts related to transactions with equity accounted investees and other related parties:

Revenues....................................................    $ 77
Receivables.................................................    $ 81
Other current assets........................................    $ 58
Financing receivable (non-current)..........................    $110
Payables....................................................    $ 74
Borrowings (current)........................................    $ 40
Other current liabilities...................................    $ 22

NOTE 14 BORROWINGS

    The Company's total borrowings at December 31, 2002 and 2001 were $7,952 million and $9,704 million respectively.

SHORT-TERM BORROWINGS

    The Company's commercial paper and short-term debt financing consist of the following:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2002       2001
                                                              --------   --------
Commercial paper
  (weighted-average interest rate of 4.8% and 2.7%).........   $  478     $3,297
Other short-term debt
  (weighted-average interest rate of 5.3% and 4.5%).........      434        941
Current portion of long-term borrowings
  (weighted-average interest rate of 3.7% and 4.5%).........    1,664        463
                                                               ------     ------
                                                               $2,576     $4,701
                                                               ======     ======

    Other short-term debt primarily represents short-term loans from various banks and, at December 31, 2001, includes repurchase agreements. Commercial paper outstanding at December 31, 2002 has maturities of less than 3 months. Of the commercial paper outstanding at December 31, 2001, $2,050 million had maturities of less than 3 months, $913 million had maturities of 3 to 6 months and $334 million had maturities over 6 months.

    In mid December 2001, the Company entered into a syndicated $3,000 million 364-day revolving credit facility, with the option to convert up to $1,000 million of any amounts outstanding at the end of the period into one year term borrowings. The facility contained a clause that in the event the Company's long-term debt rating fell below either A3 or A- from Moody's and Standard & Poor's, respectively, the terms of the facility were to be renegotiated. Commitment fees were paid on the unutilized portion of the facility and their level was dependent on the credit rating of the Company's long-term debt. At December 31, 2001, no amounts were outstanding under the facility.

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 14 BORROWINGS (CONTINUED)
    In March 2002, the Company drew down $2,845 million of the $3,000 million facility. A portion of these proceeds was used to repay commercial paper borrowings. On March 25, 2002, the Company's long-term debt rating was reduced to Baa2 by Moody's. This event triggered the minimum-rating clause in the facility and required the terms of the facility to be renegotiated. In
April 2002, the $3,000 million revolving credit facility was amended.

    Pursuant to the terms of the amended $3,000 million revolving credit facility, the proceeds from the issuance of the convertible bonds, the sterling-denominated bonds and the euro-denominated bonds, described under long-term borrowings, below, as well as proceeds from a sale-leaseback transaction were used to repay and reduce the amount available under the facility to $1,000 million. This amount was repaid in December 2002 and the facility closed.

    In December 2002, the Company established a new $1,500 million 364-day revolving credit facility. This facility includes a 364-day term-out option whereby up to a maximum amount of $750 million may be extended for up to a further 364 days in the form of term loans. The availability of the term-out option is subject to certain conditions, including the Company's ability to demonstrate, at the time of exercising the option, that including the proceeds of the term-out option, the Company will have at least $300 million of available cash (as defined in the facility agreement) throughout 2004. Assuming the term-out option is fully drawn, the amounts converted into term loans will be reduced by $150 million on July 1, 2004, $250 million on October 1, 2004, and $350 million on December 15, 2004, being the final maturity date of the facility.

    As of December 31, 2002, nothing had been drawn under this new facility. Subsequent to year-end 2002, amounts have been drawn under the facility within the facility's monthly drawing limits. The maximum amount available under the facility will reduce from $1,500 million (available to be drawn through October 2003) to $1,200 million and $1,000 million at the beginning of November 2003 and December 2003, respectively.

    The amount available under the facility will be further reduced by all, or a portion, of the net proceeds from the disposal of certain significant businesses and assets. The agreement provides that proceeds from specified disposals will not reduce the amount available under the facility until such proceeds exceed certain thresholds. Amounts available under the facility will also be reduced by the proceeds from the issuance of certain long-term debt, equity or equity-linked instruments.

    The new facility is secured by a package of assets with a net carrying value of $3,500 million, including the shares of the Oil, Gas and Petrochemicals division (which is earmarked for divestment and is included in assets and liabilities in discontinued operations), specific stand alone businesses and certain regional holding companies. The facility is also secured by certain intra-group loans.

    The facility also contains certain financial covenants in respect of minimum interest coverage (the ratio of earnings before interest, taxes, depreciation and amortization to gross interest expense), total gross debt, a maximum level of debt in subsidiaries other than those specified as borrowers under the facility, a minimum level of consolidated net worth, as well as specific negative pledges. The Company must meet the requirements of the financial covenants at each quarter-end commencing December 31, 2002. In addition, in order to ensure the continued availability of the credit facility, the Company must obtain minimum levels of proceeds from the disposal of specified assets and businesses and/or equity issuances during 2003. The Company's compliance with this

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 14 BORROWINGS (CONTINUED)
covenant is measured at intervals during 2003. In the event that, at any measurement date, the proceeds from the scheduled disposals and/or equity issuances are less than the required amount, the Company may elect to include for the purposes of the covenant calculation the proceeds from other defined discretionary sources. The extent to which these other discretionary sources of proceeds may be included in the calculation is capped by the facility.

    The facility prohibits the voluntary prepayment of any banking facility, the prepayment or early redemption of any bonds or capital market instruments, the repurchase of any shares of ABB Ltd, as well as the declaration or payment of dividends as long as the facility is outstanding.

    Commitment fees are paid on the unused portion of the facility. The interest costs on borrowings under the 364-day facility are LIBOR plus 3.5 percent, or, for any borrowing in euro, EURIBOR plus 3.5 percent. For any term loans under the term-out option, the applicable interest rate is LIBOR plus 4 percent, or, for any such borrowing in euro, EURIBOR plus 4 percent.

LONG-TERM BORROWINGS

    The Company utilizes a variety of derivative products to modify the characteristics of its long-term borrowings. The Company uses interest rate swaps to effectively convert certain fixed-rate long-term borrowings into floating rate obligations. For certain non-U.S. dollar denominated borrowings, the Company utilizes cross-currency swaps to effectively convert the borrowings into U.S. dollar obligations. As required by SFAS 133, borrowings which have been designated as being hedged by fair value hedges are stated at their respective fair values.

    The following table summarizes the Company's long-term borrowings considering the effect of interest rate, currency and equity swaps:

                                               DECEMBER 31, 2002                 DECEMBER 31, 2001
                                        -------------------------------   -------------------------------
                                                   NOMINAL    EFFECTIVE              NOMINAL    EFFECTIVE
                                        BALANCE      RATE       RATE      BALANCE      RATE       RATE
                                        --------   --------   ---------   --------   --------   ---------
Floating rate.........................   $5,252        5.1%      3.0%      $4,465      3.9%        2.7%
Fixed rate............................    1,035        5.0%      5.0%       1,001      5.3%        5.3%
Convertible bonds.....................      753        4.6%      4.6%          --       --          --
                                         ------                            ------
                                         $7,040                            $5,466
Current portion of long-term
  borrowings..........................   (1,664)       3.7%      1.9%        (463)     4.5%        2.8%
                                         ------                            ------
                                         $5,376                            $5,003
                                         ======                            ======

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 14 BORROWINGS (CONTINUED)
    At December 31, 2002, maturities of long-term borrowings were as follows:

Due in 2003.................................................   $1,664
Due in 2004.................................................    1,330
Due in 2005.................................................    1,018
Due in 2006.................................................      545
Due in 2007.................................................      814
Thereafter..................................................    1,669
                                                               ------
                                                               $7,040
                                                               ======

    In May 2002, the Company issued $968 million aggregate principal amount of convertible unsubordinated bonds due 2007. The bonds pay interest semi-annually in arrears at a fixed annual rate of 4.625 percent and each $1,000 principal amount of bonds is convertible into 87.7489 fully paid ordinary shares of the Company at an initial conversion price of 18.48 Swiss francs (converted into U.S. dollars at a fixed conversion rate of 1.6216 Swiss francs per U.S. dollar). The conversion price is subject to adjustment provisions to protect against dilution or change in control. The bonds are convertible at the option of the bondholder at any time from June 26, 2002 up to and including May 2, 2007. The Company may, at any time on or after May 16, 2005, redeem the outstanding bonds at par plus accrued interest if, (1) for a certain number of days during a specified period of time, the official closing price of the Company's ordinary shares on the virt-x exceeds 130 percent of the conversion price, or (2) if at least 85 percent in aggregate principal amount of bonds originally issued have been exchanged, redeemed or purchased and cancelled. The Company has the option to redeem the bonds when due in cash, ordinary shares or any combination thereof, provided that the total number of ordinary shares used does not exceed 84,940,935. The Company's shares to be issued if the bonds are converted are denominated in Swiss francs, while the bonds are denominated in U.S. dollars. Under SFAS 133, as clarified in discussions between the Company and the Securities and Exchange Commission, a component of the convertible bonds must be accounted for as a derivative. A portion of the issuance proceeds is deemed to relate to the value of the derivative on issuance and subsequent changes in value of the derivative are recorded through earnings and as an adjustment to the carrying value of the bond. The allocation of a portion of the proceeds to the derivative creates a discount on issuance which is amortized to earnings over the life of the bond. As a result of the decline in the Company's share price since issuance of the bonds, the Company has recorded a gain from the change in fair value of the derivative, partially offset by amortization of the effective discount, resulting in a net decrease to interest and other finance expense of $215 million, with a corresponding reduction in long-term borrowings.

    Also in May 2002, the Company issued bonds due in 2009 with an aggregate principal amount of 200 million pounds sterling, or approximately $292 million which pay interest semi-annually in arrears at 10 percent per annum. In addition, the Company issued in May 2002, bonds due 2008 with an aggregate principal amount of 500 million euro, or approximately $466 million, which pay interest annually in arrears at 9.5 percent per annum.

    The 200 million pounds sterling bonds and the 500 million euro bonds contain certain clauses linking the interest paid on the bonds to the credit rating assigned to the bonds. If the rating

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 14 BORROWINGS (CONTINUED)
assigned to these bonds by both Moody's and Standard & Poor's remains at or above Baa3 and BBB-, respectively, then the interest rate on the bonds remains at the level at issuance, that is 10 percent and 9.5 percent for the sterling and euro bonds, respectively. If the rating assigned by either Moody's or Standard & Poor's decreases below Baa3 or BBB- respectively, then the annual interest rate on the bonds increases by 1.5 percent per annum to 11.5 percent and 11 percent for the sterling and euro bonds, respectively. If after such a rating decrease, the rating assigned by both Moody's and Standard & Poor's returns to a level at or above Baa3 and BBB-, respectively, then the interest rates on the bonds return to the interest level at issuance. As a result of the downgrade of the Company's long-term credit rating by Moody's to Ba2 on October 31, 2002, this step-up clause in interest was triggered on both bonds. The increase in interest costs is effective for interest periods beginning after the payment of the coupon accruing at the date of the downgrade.

    In line with the Company's policy of reducing its interest and currency exposure, a cross currency swap has been used to modify the characteristics of the 200 million pounds sterling bonds and an interest rate swap to modify the 500 million euro bonds. After considering the impact of the cross currency and interest rate swaps, the 200 million pounds sterling bonds effectively become a floating rate U.S. dollar obligation, while the 500 million euro bonds become a floating rate euro obligation. In both cases the floating rate resets every three months. Accordingly, both the GBP 200 million bonds and the EUR 500 million bonds are included as "floating rate" in the table of Long-term borrowings above.

    During early 2002 and late 2001, the Company repurchased outstanding bonds with a face value of $109 million and $322 million, respectively. In connection with these repurchases the Company recorded a gain on extinguishments of debt of $3 million and $12 million, respectively. Of the repurchased bonds, in 2002, an amount totaling a face value of $31 million was cancelled while an amount totaling a face value of $19 million was subsequently re-issued. In 2001, the Company re-issued a portion of the repurchased bonds with a face value of $248 million. The re-issue price became the new cost basis of the bonds.

    Almost all of the Company's publicly traded bonds contain cross-default clauses which would allow the bondholders to demand repayment if the Company was to default on any borrowing at or above a specified threshold.

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 15 ACCRUED LIABILITIES AND OTHER

    Accrued liabilities and other consists of the following:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2002       2001
                                                              --------   --------
Insurance reserves..........................................   $2,091     $2,175
Derivatives.................................................    1,101        791
Accrued personnel costs.....................................      715        643
Contract related reserves...................................      522        545
Provisions for warranties and contract penalties............      450        383
Taxes payables..............................................      423        368
Interest....................................................      290        263
Deferred taxes..............................................      253        190
Provisions for restructuring................................      233        167
Other.......................................................    2,241      1,575
                                                               ------     ------
                                                               $8,319     $7,100
                                                               ======     ======

    In 2002 and 2001 the line "Other" includes an amount of $1,118 million and $134 million, respectively, relating to the asbestos liability. The increase in the asbestos liability is primarily due to the reclassification of $806 million from other liabilities in 2002 as well as an additional provision in 2002, offset by payments to claimants (see Note 17). The remaining amount in "Other" represents provisions for project disputes, other legal related matters and other accrued expenses and deferred income.

    The Company's insurance reserves for unpaid claims and claim adjustment expenses are determined on the basis of reports from insurers, ceding companies, underwriting associations and management estimates. The Company continually reviews reserves for claims and claim adjustment expenses during the year and changes in estimates are reflected in net income. In addition, reserves are routinely reviewed by independent actuarial consultants. During 2001, the timing and amount of premiums and claims payments being ceded to the Company in respect of prior years finite risk reinsurance contracts has changed. As the amount and timing of ceded claims payments could not be reliably determined at December 31, 2001, the Company did not discount its loss reserves. The Company believes that this variability in ceded loss payments will preclude the Company from discounting its loss reserves in the future until reliably determinable amounts and timing of these payments can be reestablished. Accordingly, as of December 31, 2002 and 2001 the insurance reserves have not been presented on a discounted basis. In 2001, a charge to losses and loss adjustment expenses of $295 million for the elimination of the effect of discounting was recorded.

    At December 31, 2002 the Consolidated Balance Sheet includes $60 million of pledged cash balances primarily related to the Company's insurance operations.

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 16 LEASES

LEASE OBLIGATIONS

    The Company's lease obligations primarily relate to real estate and office equipment. In the normal course of business, management expects most leases to be renewed or replaced by other leases. During 2002 a number of sale-leaseback transactions were completed. This resulted in an increase in minimum rent payments to third parties, as compared to the previous years. Minimum rent expense under operating leases included in the net income from continuing operations was $347 million, $217 million and $223 million in 2002, 2001 and 2000, respectively.

    At December 31, 2002, future net minimum lease payments for operating leases having initial or remaining non-cancellable lease terms in excess of one year consist of the following:

2003........................................................   $  329
2004........................................................      276
2005........................................................      206
2006........................................................      173
2007........................................................      153
Thereafter..................................................      617
                                                               ------
                                                                1,754
Sublease income.............................................      (65)
                                                               ------
                                                               $1,689
                                                               ======

INVESTMENTS IN LEASES

    The former Financial Services division provided sales support to the Company's industrial entities' customers by means of lease financing and credit arrangements, as well as other direct third-party lease financing. In
November 2002 the Company sold a significant portion of its Structured Finance business, part of the former Financial Services division, to GE Commercial Finance. The Structured Finance portfolio divested included global infrastructure financing, equipment leasing and financing businesses. The Company retained some leasing assets related to its core businesses. Retained investments in sales-type leases, leveraged leases and direct financing leases are included in financing receivables.

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 16 LEASES (CONTINUED)

    The Company's non-current investments in direct financing, sales-type and leveraged leases consist of the following:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2002       2001
                                                              --------   --------
Minimum lease payments receivable...........................   $ 666      $ 658
Residual values.............................................      48         63
Unearned income.............................................    (146)      (196)
                                                               -----      -----
                                                                 568        525
Leveraged leases............................................      35         49
                                                               -----      -----
                                                                 603        574
Current portion.............................................     (43)       (24)
                                                               -----      -----
                                                               $ 560      $ 550
                                                               =====      =====

    At December 31, 2002, minimum lease payments under direct financing and sales-type leases are scheduled to be received as follows:

2003........................................................    $ 68
2004........................................................      59
2005........................................................      40
2006........................................................      45
2007........................................................      38
Thereafter..................................................     416
                                                                ----
                                                                $666
                                                                ====

NOTE 17 COMMITMENTS AND CONTINGENCIES

GENERAL

    The Company is subject to various legal proceedings and claims which have arisen in the ordinary course of business that have not been finally adjudicated. It is not possible at this time for the Company to predict with any certainty the outcome of such litigation. However, except as stated below, management is of the opinion, based upon information presently available and on advice of external counsel, that it is unlikely that any such liability, to the extent not provided for through insurance or otherwise, would have a material adverse effect in relation to the Company's consolidated financial position, liquidity or results of operations.

ENVIRONMENTAL

    The Company is a participant in several legal and regulatory actions, which result from various U.S. and other federal, state and local environmental protection legislation as well as agreements with third parties. Provisions for such actions are accrued when the events are probable and the related costs can be reasonably estimated. Changes in estimates of such costs are recognized in the period determined. While the Company cannot estimate the impact of future regulations

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 17 COMMITMENTS AND CONTINGENCIES (CONTINUED) affecting these actions, management believes that the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, liquidity or results of operations.

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

GUARANTEES-GENERAL

    All guarantees issued before January 1, 2003, are accounted for in accordance with Statement of Financial Accounting Standards No. 5 (SFAS 5), ACCOUNTING FOR CONTINGENCIES. Provisions are recorded in the Consolidated Financial Statements at the time it becomes probable the Company will incur losses pursuant to a guarantee.

    Certain guarantees issued or modified after December 31, 2002 will be accounted for in accordance with FASB Interpretation No. 45 (FIN 45), GUARANTOR'S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES; INCLUDING INDIRECT GUARANTEES OF INDEBTEDNESS OF OTHERS. Upon issuance of certain guarantees, a liability, equal to the fair value of the guarantee, will be recorded.

GUARANTEES-PERFORMANCE

    Performance guarantees represent obligations where the Company guarantees the performance of a third party's product or service according to the terms of the contract. Such guarantees may include guarantees that a project will be completed within a specified time. If the third party does not fulfill the obligation, the Company will compensate the guaranteed party in cash or in kind. Performance guarantees include surety bonds, advance payment guarantees, and performance standby letters of credit.

    In November 2002, the Financial Accounting Standards Board issued FIN 45, the disclosure requirements of which are effective for financial statements relating to periods ending after December 15, 2002. FIN 45 requires that the Company disclose the "maximum potential exposure" of certain guarantees as well as possible recourse provisions that may allow the Company to recover from third parties amounts paid out under such guarantees. The "maximum potential exposure" as defined by FIN 45 does not allow any discounting of the Company's assessment of actual exposure under the guarantees. The information below reflects the Company's maximum potential exposure under the guarantees, which is higher than management's assessment of the expected exposures.

    The Company retained obligations for guarantees related to the power generation business contributed to the ABB ALSTOM POWER NV joint venture. The guarantees primarily consist of performance guarantees, advance payment guarantees, product warranty guarantees, and other

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 17 COMMITMENTS AND CONTINGENCIES (CONTINUED) miscellaneous guarantees under certain contracts such as indemnification for personal and property injuries, taxes, and compliance with labor laws, environmental laws and patents. The guarantees have maturity dates ranging from one to ten years and in some cases have no definite expiry. ALSTOM and its subsidiaries have primary responsibility for performing the obligations that are the subject of the guarantees. In connection with the sale to ALSTOM of the Company's interest in the joint venture in May 2000, ALSTOM, the parent company, and ALSTOM POWER have undertaken jointly and severally to fully indemnify and hold harmless the Company against any claims arising under such guarantees. Due to the nature of product warranty guarantees and the miscellaneous guarantees, the Company is unable to develop an estimate of the maximum potential amount of future payments for these guarantees issued on behalf of the former power generation business. Management's best estimate of the total "maximum potential exposure" of quantifiable guarantees issued by the Company on behalf of its former power generation business was approximately $2,200 million as of December 31, 2002. The maximum potential exposure is based on the original guarantee or contract amount and does not reflect the completion status of the project. As of December 31, 2002, no losses have been recognized relating to guarantees issued on behalf of the former power generation business. Management believes that it is not probable that the Company will incur a loss under these guarantees and therefore, in accordance with SFAS 5, a provision has not been recorded as of December 31, 2002.

    In connection with the sale of its nuclear business to British Nuclear Fuels
(BNFL) in 2000, a subsidiary of the Company retained obligations under surety bonds relating to the performance by the nuclear business under certain contracts entered into prior to the sale to BNFL. The surety bonds have maturity dates ranging from one to nine years. BNFL has primary responsibility for performing the obligations that are the subject of the surety bonds. Pursuant to the purchase agreement under which the nuclear business was sold, BNFL is required to indemnify and hold harmless the Company against any claims arising under such bonds. The Company's maximum potential exposure under these bonds at December 31, 2002 was approximately $640 million. The maximum potential exposure is based on the original guarantee or contract amount and does not reflect the completion status of the project. As of December 31, 2002, no losses have been recognized relating to the surety bonds. Management believes that it is not probable that the Company will incur a loss under these guarantees and therefore, in accordance with SFAS 5, a provision has not been recorded as of December 31, 2002.

GUARANTEES-FINANCIAL

    Financial guarantees represent irrevocable assurances that the Company will make payment in the event that a third party fails to fulfill its financial obligations and the beneficiary under the guarantee records a loss under the terms of the guarantee agreement.

    In the course of its commercial lending activities, the Company's remaining Structured Finance business has guaranteed the obligations of certain third parties in return for a commission. These financial guarantees represent irrevocable assurances that the Company will make payment in the event that the third party fails to fulfill its obligations under the relevant loan agreement and the beneficiary under the guarantee records a loss under the terms of the guarantee agreement. The Company generally benefits from the collateral and security arrangements under the guaranteed loan. The Company recognizes the commissions collected as income over the life of the guarantee

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 17 COMMITMENTS AND CONTINGENCIES (CONTINUED) and the company records a provision when it becomes aware of an event of default, or a potential event of default occurs.

    At December 31, 2002, the Company had issued approximately $207 million of financial guarantees with maturity dates ranging from one to eighteen years. The issued guarantees have the same maturity dates as the related debt. The maximum potential amount of future payments the Company could be required to make under its guarantees at December 31, 2002 is $207 million, of which $8 million is included in other liabilities in the Consolidated Balance Sheet at December 31, 2002. The Company does not expect to incur significant losses under these contracts.

    At December 31, 2002, the Company had $211 million of financial guarantees outstanding that were unrelated to the remaining Structured Finance business. Of that amount, $206 million were issued on behalf of companies in which the Company currently has or formerly had an equity position. The guarantees have maturity dates ranging from one to fourteen years. Management believes that it is not probable that the Company will incur a loss under these guarantees and therefore, in accordance with SFAS 5, a provision has not been recorded as of December 31, 2002.

OTHER PRODUCT AND ORDER RELATED CONTINGENCIES

    The provision for product warranties is calculated based on historical claims experience and specific review of certain contracts.

    Reconciliation of the provision for warranties, including guarantees of product performance is as follows:

Balance at December 31, 2001................................    $339
Claims paid in cash or in kind..............................     (46)
Increase to provision for changes in estimates, warranties
  issued, and warranties expired............................      59
                                                                ----
Balance at December 31, 2002................................    $352
                                                                ====

    The provision for warranties in Note 15 includes penalties due to delay in contract fulfillment, which is not included in the above amounts.

    In 1998, the Company entered into an engineering, procurement and project management contract with a customer for a refinery in India with a contract value of approximately $860 million. The project, which is subject to a reimbursable cost agreement, is approximately 60 percent complete and has been stalled for the past few years due to complications encountered by the customer in obtaining additional necessary financing. As of December 31, 2002, the Company has accounts and notes receivable of $68 million, sales in excess of invoicing of $159 million, and off balance sheet exposure of $43 million relating to the project. The customer and the banks have informed the Company that they are committed to restarting this project and that they have submitted a refinancing plan to the Corporate Debt Restructuring Committee (the "CDR"), established by the Indian government to process debt restructuring on a fast track basis. The customer and the banks have informed us that the plan is expected to be reviewed by the CDR in July 2003 and that, assuming the plan is approved, they expect the project to be restarted during

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 17 COMMITMENTS AND CONTINGENCIES (CONTINUED) the second half of 2003. The Company has recorded provisions of $140 million which it believes adequately provide for its exposure related to this project. If the customer cannot obtain required financing and the project is not restarted, the Company will not be able to recover its remaining investment in the project and will be subject to contingent liabilities to third parties, resulting in a write-off for its remaining investment in 2003.

ASBESTOS LIABILITY

OVERVIEW

    When the Company sold its 50 percent interest in ABB ALSTOM POWER NV to ALSTOM in May 2000, it retained ownership of Combustion Engineering, a subsidiary that had conducted part of the Company's power generation business and that now owns commercial real estate that it leases to third parties. Combustion Engineering was named as a co-defendant, together with third parties, in numerous lawsuits in the United States in which the plaintiffs claimed damages for personal injury arising from exposure to or use of equipment that contained asbestos that Combustion Engineering supplied, primarily during the early 1970s and before. Other ABB Group entities were sometimes named as defendants in asbestos claims. These entities include ABB Lummus Global Inc. (Lummus) (which is part of the Company's Oil, Gas and Petrochemicals business) and Basic Incorporated (Basic) (which is currently a subsidiary of Asea Brown Boveri Inc. and was formerly a subsidiary of Combustion Engineering). These claims, however, were insignificant compared to the Combustion Engineering claims and have not had a material impact on the Company's Consolidated Balance Sheet or Consolidated Income Statement.

    As of December 31, 2002, 2001 and 2000, provisions of $1,118 million,
$940 million and $590 million, respectively, were recorded in respect of asbestos claims and related defense costs. The Company determined the amounts to be provided in 2001 and 2000 by estimating the expected cost of future claim settlements over a period of several years. In 2002, the provision is based on the Company's obligations under Combustion Engineering's Chapter 11 plan of reorganization, as described below, and assumes the confirmation of the plan. These provisions do not reflect probable insurance recoveries on those claims. The Company also recorded receivables of approximately $241 million, $263 million and $251 million at December 31, 2002, 2001 and 2000, respectively, for probable insurance recoveries, which were established with respect to the claims reserved against. During 2002 and 2001, Combustion Engineering experienced a significant increase in the level of new claims and higher total and per-claim settlement costs as compared to prior years. Cash payments, before insurance recoveries, to resolve Combustion Engineering's asbestos claims were $236 million (including $30 million contributed into the CE Settlement Trust, described below), $136 million and $125 million in 2002, 2001 and 2000, respectively. Administration and defense costs were $32 million, $13 million and $7 million in 2002, 2001 and 2000, respectively.

NEGOTIATIONS WITH REPRESENTATIVES OF ASBESTOS CLAIMANTS AND PRE-PACKAGED CHAPTER
  11 FILING

    In October 2002, the Company determined that it was likely that the expected asbestos-related costs of Combustion Engineering would exceed the value of its assets ($812 million at September 30, 2002), if its historical settlement policies continued into the future. The Company

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 17 COMMITMENTS AND CONTINGENCIES (CONTINUED) and Combustion Engineering determined to resolve the asbestos liability of Combustion Engineering and its affiliates, including ABB Ltd, by reorganizing Combustion Engineering under Chapter 11, the principal business reorganization chapter of the U.S. Bankruptcy Code. Under Chapter 11, a debtor is authorized to reorganize its business for the benefit of its creditors and shareholders. In addition to permitting rehabilitation of the debtor, Chapter 11 promotes equality of treatment of creditors and equity security holders who hold substantially similar claims against or interests in the debtor and its assets.
Section 524(g) of the Bankruptcy Code, which is designed for companies with large numbers of asbestos-related claims, provides mechanisms for efficiently channeling asbestos-related personal injury claims through a trust and increases the likelihood that the value of an operating business can be preserved. The Company and Combustion Engineering determined to structure the Chapter 11 reorganization as a "pre-packaged plan," in which acceptances of the plan would be solicited prior to the filing of the Chapter 11 case, thus reducing the duration and expense of the bankruptcy proceedings.

    Beginning in October 2002, the Company and Combustion Engineering conducted extensive negotiations with representatives of asbestos claimants with respect to a pre-packaged plan. On November 22, 2002, Combustion Engineering and the asbestos claimants' representatives entered into a Master Settlement Agreement for settling open asbestos-related personal injury claims that had been lodged against Combustion Engineering prior to November 15, 2002. At the same time, Combustion Engineering entered into a CE Settlement Trust Agreement, which provided the manner in which a trust (the "CE Settlement Trust") would be funded and administered with respect to the payment of asbestos-related personal injury claims settled under the Master Settlement Agreement. Under the terms of the Master Settlement Agreement, eligible claimants who met all criteria to qualify for payment were entitled to receive a percentage of the value of their claim from the CE Settlement Trust and retain a claim against Combustion Engineering for the unpaid balance. The Master Settlement Agreement divides claims into three categories, based on the status of the claim at November 14, 2002, the status of the documentation relating to the claim, and whether or not the documentation establishes a valid claim eligible for settlement and payment by Combustion Engineering. The Master Settlement Agreement was supplemented in January 2003 to clarify the rights of certain claimants whose right to participate in a particular payment category was disputed.

    Pursuant to the Master Settlement Agreement the CE Settlement Trust was funded by:

    - cash contributions from Combustion Engineering in the amount of $5 million at inception;

    - cash contributions from ABB Inc., a subsidiary of ABB Ltd, on December 31, 2003 in the amount of $30 million;

    - a promissory note from Combustion Engineering in the principal amount of approximately $101 million (guaranteed by Asea Brown Boveri Inc.); and

    - an assignment by Combustion Engineering of the $311 million unpaid balance of principal and interest due to Combustion Engineering from Asea Brown Boveri Inc. under a loan agreement dated May 12, 2000 (guaranteed by ABB Ltd).

    On January 17, 2003, the Company announced that the Company and Combustion Engineering had reached an agreement on a proposed Pre-Packaged Plan of Reorganization for Combustion Engineering under Chapter 11 of the Bankruptcy Code (the "Plan"). The agreement was reached

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 17 COMMITMENTS AND CONTINGENCIES (CONTINUED) both with representatives of asbestos claimants with existing asbestos-related personal injury claims against Combustion Engineering (encompassing claimants who had lodged claims prior to November 15, 2002 and were eligible to participate in the Master Settlement Agreement and claimants who had lodged claims after that date and were not eligible to participate in the Master Settlement Agreement) and with the proposed representative of persons who may be entitled to bring asbestos-related personal injury claims in the future.

    The Plan provides for the creation of an independent trust (the "Asbestos PI Trust") in addition to the CE Settlement Trust. Under the Plan, all present and future asbestos-related personal injury claims, including the unpaid portion of previously settled claims, that arise directly or indirectly from any act, omission, products or operations of Combustion Engineering, Lummus or Basic will be channeled to the Asbestos PI Trust. The Plan contemplates that the Bankruptcy Court will issue an injunction under Section 524(g) of the Bankruptcy Code in connection with the confirmation of the Plan, pursuant to which ABB affiliated companies (including ABB Ltd, Combustion Engineering, Lummus and Basic) and certain parties unrelated to ABB will be protected from those future asbestos-related personal injury claims. The channelling injunction is an essential element of the Plan. Issuance of the channelling injunction requires that at least 75 percent of the votes cast by asbestos claimants entitled to vote on the Plan must have been cast in favor of the Plan.

    The Plan sets forth distribution procedures for the allocation of funds to the claimants. The Plan provides that, in addition to the Asbestos PI Trust claims, the unpaid portion of claims that were settled pursuant to the Master Settlement Agreement will be entitled to distributions from the Asbestos PI Trust.

    On the effective date of the Plan, the Asbestos PI Trust will be funded as follows:

    - a $20 million 5 percent term note with a maximum term of 10 years from the effective date of the Plan, secured by Combustion Engineering's Windsor, Connecticut real estate and real estate leases (under certain specified contingencies, the Asbestos PI Trust may have the right to convert the term note into ownership of 80 percent of the voting securities of the reorganized Combustion Engineering);

    - excess cash held by Combustion Engineering on the effective date of the Plan;

    - a promissory note, guaranteed by ABB Ltd and/or certain of its subsidiaries, in aggregate amount of $250 million payable in equal quarterly installments commencing in 2004, with $50 million to be paid during 2004, $100 million to be paid during 2005 and $100 million to be paid during 2006, and further providing for contingent payments of an additional aggregate amount of $100 million in equal installments between 2006 and 2010 if ABB Ltd meets certain financial performance standards (EBIT margin of 8 percent for the first two installments and 12 percent for the last two instalments);

    - a non-interest bearing promissory note on behalf of Lummus in the amount of $28 million payable in relatively equal annual instalments over 12 years;

    - a non-interest bearing promissory note on behalf of Basic in the aggregate amount of $10 million payable in relatively equal annual installments over 12 years;

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 17 COMMITMENTS AND CONTINGENCIES (CONTINUED)
    - 30,298,913 ABB Ltd shares, which had a fair value at December 31, 2002 of $86 million. The Company's obligation to deliver these shares will continue to be marked-to-market, with changes in the fair value of the shares reflected in earnings until such shares are contributed to the Asbestos PI Trust;

    - Combustion Engineering, Lummus and Basic will assign to the Asbestos PI Trust their rights under certain insurance policies and insurance settlement agreements. Aggregate unexhausted product liability limits are $198 million for Combustion Engineering, $43 million for Lummus and $28 million for Basic, although amounts ultimately recovered under these policies may be substantially less than the policy limits. In addition, Combustion Engineering will assign to the Asbestos PI Trust $95 million of scheduled payments under certain of its insurance settlement agreements;

    - if Lummus is sold within 18 months after the effective date of the Plan, ABB Inc. will contribute $5 million to the CE Settlement Trust and $5 million to the Asbestos PI Trust. If the CE Settlement Trust has ceased to exist at that time, both $5 million payments will be made to the Asbestos PI Trust, but in no event will this contribution exceed the net proceeds of the sale of Lummus;

    - upon dissolution of the CE Settlement Trust, all funds, assets and properties held by the CE Settlement Trust will be transferred automatically to the Asbestos PI Trust.

NEXT STEPS IN THE CHAPTER 11 PROCESS

    The solicitation of votes to approve the Plan began on January 19, 2003, and Combustion Engineering filed for Chapter 11 in the U.S. Bankruptcy Court in Delaware on February 17, 2003 based on the previously negotiated Plan. The voting period closed on February 19, 2003, and, according to the preliminary results, approximately 80 percent of those voting approved the Plan. The final voting results are subject to verification and confirmation by the bankruptcy court, and a confirmation hearing has been scheduled for April 24, 2003. While it is not assured that the Bankruptcy Court will confirm the plan, the Company has no reason to believe, based on available information, that the Plan will not be confirmed. If the Plan is confirmed, in order to secure the benefits of the full injunction and discharge, Combustion Engineering will seek affirmation of the confirmation order from the U.S. District Court. The Plan will become effective at the conclusion of all appeals unless Combustion Engineering and other parties to the case agree on an earlier effective date. It is not assured that the Bankruptcy Court will confirm the Plan, and, if the Plan is confirmed, the Company cannot be certain how long the appeals process will last.

EFFECT OF THE PLAN ON OUR FINANCIAL POSITION

    The Company recorded a charge of $420 million in income (loss) from discontinued operations, net of tax, for 2002, which amount was determined based upon the proposed settlement amounts contained in the Plan. In prior years, the Consolidated Financial Statements reflected charges to earnings based on Combustion Engineering's forecasts of the expected cost of future claims over a period of several years and estimates of the amounts recoverable from insurance when the claims were settled. This resulted in a charge to earnings of $470 million and $70 million in 2001 and 2000, respectively, which is included in income (loss) from discontinued operations, net of tax.

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 17 COMMITMENTS AND CONTINGENCIES (CONTINUED)
    Based on expected implementation of the Plan, the expected ultimate liability for the resolution of asbestos-related personal injury asbestos claims against Combustion Engineering, Lummus and Basic as of December 31, 2002 is estimated to be $1,118 million and is included in accrued liabilities and other in the Consolidated Balance Sheet. If the Plan is confirmed, certain amounts will be reclassified as of the effective date to other long-term liabilities based on the scheduled cash payments. Future earnings will be affected by mark-to-market adjustments for changes in the fair value of ABB Ltd stock as well as contingent payments when they become determinable. In the event the Plan is not approved by the Bankruptcy Court, the ultimate liability for the resolution of asbestos-related personal injury claims could be substantially revised. Such a revision could have a material impact on the Company's financial position, results of operations and liquidity.

CONTINGENCIES RELATED TO FORMER NUCLEAR TECHNOLOGY BUSINESS

    The Company retained liability for certain specific environmental remediation costs at two sites in the U.S. that were operated by its Nuclear technology business, which has been sold to British Nuclear Fuels (BNFL) in 2000. Pursuant to the purchase agreement with BNFL, the Company has retained all of the environmental liabilities associated with its Combustion Engineering subsidiary's Windsor, Connecticut facility and a portion of the environmental liabilities associated with its ABB C-E Nuclear Power, Inc. subsidiary's Hematite, Missouri facility. The primary environmental liabilities associated with these sites relate to the costs of remediating radiological and chemical contamination at these facilities. Such costs are not payable until a facility is taken out of use and generally are incurred over a number of years. Although it is difficult to predict with accuracy the amount of time it may take to remediate radiological contamination upon decommissioning, based on information that BNFL has made publicly available, the Company believes that it may take until 2013 to remediate the Hematite site. With respect to the Windsor site, the Company believes the remediation may take until 2008. At the Windsor site, the Company believes that a significant portion of such remediation costs will be the responsibility of the U.S. government pursuant to the Atomic Energy Act and the Formerly Used Site Environmental Remediation Action Program because such costs relate to materials used by Combustion Engineering in its research and development work on, and fabrication of, nuclear fuel for the United States Navy. As a result of the sale of the Nuclear technology business, in April 2000 the Company established a reserve of $300 million in connection with estimated remediation costs related to these facilities. Expenditures charged to the remediation reserve were $12 million and $6 million during 2002 and 2001, respectively. In connection with the pre-packaged Chapter 11 filing by Combustion Engineering discussed above, the Company will retain all environmental liabilities associated with the Windsor site.

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 18 TAXES

    Provision for taxes consists of the following:

                                                                    YEAR ENDED DECEMBER 31,
                                                              ------------------------------------
                                                                2002          2001          2000
                                                              --------      --------      --------
Current taxes on income.....................................   $ 258          $152          $215
Deferred taxes..............................................    (175)          (89)           85
Tax expense from continuing operations......................      83            63           300
Tax expense from discontinued operations....................      72            39           128
                                                               -----          ----          ----
                                                               $ 155          $102          $428
                                                               =====          ====          ====

    The Company operates in countries that have differing tax laws and rates. Consequently, the consolidated weighted-average effective rate will vary from year to year according to the source of earnings or losses by country.

                                                                   YEAR ENDED DECEMBER 31,
                                                             ------------------------------------
                                                               2002          2001          2000
                                                             --------      --------      --------
Reconciliation of taxes:
Income (loss) from continuing operations before taxes and
  minority interest........................................    $251         $ (66)        $1,106
Weighted-average tax rate..................................    39.0%         37.9%          37.6%
Taxes at weighted-average tax rate.........................      98           (25)           416
Items taxed at rates other than the weighted-average tax
  rate.....................................................    (127)          112            (63)
Non-deductible goodwill amortization.......................      --            49             45
Changes in valuation allowance.............................     108           (31)           (71)
Changes in enacted tax rates...............................       1             6            (41)
Other, net.................................................       3           (48)            14
                                                               ----         -----         ------
Tax expense from continuing operations.....................    $ 83         $  63         $  300
Effective tax rate for the year............................    33.1%        (95.5)%         27.1%

    In 2001, the reconciling item "Other, net" of $48 million includes an amount of $50 million relating to adjustments with respect to the resolution of certain prior year tax matters.

    In 2001, the income (loss) from continuing operations before taxes and minority interest of $66 million includes a provision for insurance liabilities in an insurance subsidiary, located in a low tax jurisdiction (see Note 15). Furthermore, "Items taxed at rates other than the weighted-average tax rate" includes the tax effects of this provision and the reclassification of a $12 million gain on extinguishment of debt. The effective tax rate applicable to income from continuing operations excluding the tax effect of these items would be 29.2 percent.

    In 2002, the income (loss) from continuing operations before taxes and minority interest of $251 million includes additional financing related costs, restructuring costs, and costs related to non-core activities as well as a $215 million gain recorded from the change in the company's convertible debt outstanding. The $215 million gain offset in part these additional costs.

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 18 TAXES (CONTINUED)
    Deferred income tax assets and liabilities consist of the following:

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                                2002       2001
                                                              --------   --------
Deferred tax liabilities:
  Financing receivables.....................................  $  (226)   $  (194)
  Property, plant and equipment.............................     (421)      (458)
  Pension and other accrued liabilities.....................     (356)      (252)
  Insurance reserves........................................     (230)      (190)
  Other.....................................................     (186)      (145)
                                                              -------    -------
Total deferred tax liability................................   (1,419)    (1,239)
                                                              -------    -------

Deferred tax assets:
  Investments and other.....................................        2         14
  Property, plant and equipment.............................       58        185
  Pension and other accrued liabilities.....................      857        952
  Unused tax losses and credits.............................    1,075        697
  Other.....................................................      332        238
                                                              -------    -------
Total deferred tax asset....................................    2,324      2,086
Valuation allowance.........................................   (1,227)    (1,145)
                                                              -------    -------
Deferred tax asset, net of valuation allowance..............    1,097        941
                                                              -------    -------
Net deferred tax liability..................................  $  (322)   $  (298)
                                                              =======    =======

    Deferred tax assets and deferred tax liabilities can be allocated between current and non-current as follows:

                                                          YEAR ENDED DECEMBER 31,
                                              -----------------------------------------------
                                                       2002                     2001
                                              ----------------------   ----------------------
                                              CURRENT    NON-CURRENT   CURRENT    NON-CURRENT
                                              --------   -----------   --------   -----------
Deferred tax liability......................   $(253)      $(1,166)     $(190)      $(1,049)
Deferred tax asset, net.....................     558           539        495           446
                                               -----       -------      -----       -------
Net deferred tax asset (liability)..........   $ 305       $  (627)     $ 305       $  (603)
                                               =====       =======      =====       =======

    The non-current deferred tax asset, net, is included in investments and other.

    Certain entities have deferred tax assets related to net operating loss carry-forwards and other items. Because recognition of these assets is uncertain, valuation allowances of $1,227 million and $1,145 million have been established as of December 31, 2002 and 2001, respectively.

    At December 31, 2002, net operating loss carry-forwards of $2,815 million and tax credits of $66 million are available to reduce future taxable income of certain subsidiaries, of which $1,240 million loss carry-forwards and $42 million tax credits expire in varying amounts through

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 18 TAXES (CONTINUED)
2022 and the remainder do not expire. These carry-forwards are predominately related to the Company's U.S. and German operations.

NOTE 19 OTHER LIABILITIES

    The Company's other liabilities amount to $1,647 million and $2,280 million at December 31, 2002 and 2001, respectively.

    Other liabilities include non-current provisions of $460 million and $1,241 million, advances from customers relating to long-term construction contracts of $612 million and $539 million and non-current deferred income of $151 million and $89 million at December 31, 2002 and 2001, respectively. In 2001 non-current provisions included $806 million, which was reclassified in 2002 from other liabilities to accrued liabilities and other (see Note 17).

    The Company entered into tax advantaged leasing transactions with U.S. investors prior to 1999. Prepaid rents that have been received on these transactions are $349 million and $355 million at December 31, 2002 and 2001, respectively, and have been recorded as deposit liabilities. Net gains on these transactions are being recognized over the lease terms.

NOTE 20 EMPLOYEE BENEFITS

    The pension and other related benefit liability, net of the prepaid pension and other related benefits, in the Consolidated Balance Sheet was $1,102 million and $1,230 million at December 31, 2002 and December 31, 2001, respectively. The decrease is primarily due to an increase in contributions during 2002.

    The Company operates several pension plans, including defined benefit, defined contribution and termination indemnity, in accordance with local regulations and practices. These plans cover the majority of the Company's employees and provide benefits to employees in the event of death, disability, retirement or termination of employment. Certain of these plans are multi-employer plans.

    Some of these plans require employees to make contributions and enable employees to earn matching or other contributions from the Company. The funding policy of these plans is consistent with the local government and tax requirements. The Company has several pension plans which are not required to be funded pursuant to local government and tax requirements.

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

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 20 EMPLOYEE BENEFITS (CONTINUED)

    For the years ended December 31, 2002, 2001 and 2000, net periodic pension cost consists of the following:

                                                            PENSION BENEFITS                  OTHER BENEFITS
                                                     ------------------------------   ------------------------------
                                                       2002       2001       2000       2002       2001       2000
                                                     --------   --------   --------   --------   --------   --------
Service cost.......................................   $ 186      $ 177      $ 202       $ 6        $ 5        $ 5
Interest cost......................................     318        311        314        28         26         23
Expected return on plan assets.....................    (281)      (291)      (306)       --         --         --
Amortization of transition liability...............      13          9         10         6          6          6
Amortization of prior service cost.................      15         14         34        --         --         --
Recognized net actuarial (gain) loss...............      22          4         (1)        6          3          1
Other..............................................       9        (19)        12        --         --         --
                                                      -----      -----      -----       ---        ---        ---
                                                      $ 282      $ 205      $ 265       $46        $40        $35
                                                      =====      =====      =====       ===        ===        ===

    The following tables set forth the change in benefit obligations, the change in plan assets and the funded status recognized in the Consolidated Financial Statements at December 31, 2002 and 2001, for the Company's principal benefit plans:

                                                      PENSION BENEFITS       OTHER BENEFITS
                                                     -------------------   -------------------
                                                       2002       2001       2002       2001
                                                     --------   --------   --------   --------
Benefit obligation at the beginning of year........  $ 6,005     $6,012     $ 389      $ 342
  Service cost.....................................      186        177         6          5
  Interest cost....................................      318        311        28         26
  Contributions from plan participants.............       43         36         4          2
  Benefit payments.................................     (437)      (373)      (34)       (32)
  Benefit obligations of businesses acquired.......       46          9        --         --
  Benefit obligations of businesses disposed.......      (14)        (6)       --         --
  Actuarial (gain) loss............................      (60)        48        26         46
  Plan amendments and other........................      (56)        --        (5)         1
  Exchange rate differences........................      993       (209)       --         (1)
                                                     -------     ------     -----      -----
Benefit obligation at the end of year..............    7,024      6,005       414        389
                                                     -------     ------     -----      -----
Fair value of plan assets at the beginning of the
  year.............................................    4,226      4,592        --         --
  Actual return on plan assets.....................      (84)      (300)       --         --
  Contributions from employer......................      717        372        30         30
  Contributions from plan participants.............       43         36         4          2
  Benefit payments.................................     (437)      (373)      (34)       (32)
  Plan assets of businesses acquired...............       44          6        --         --
  Plan assets of businesses disposed...............       (3)        (1)       --         --
  Other............................................      (50)        17        --         --
  Exchange rate differences........................      689       (123)       --         --
                                                     -------     ------     -----      -----
Fair value of plan assets at the end of year.......    5,145      4,226        --         --
                                                     -------     ------     -----      -----
Unfunded amount(1).................................    1,879      1,779       414        389
Unrecognized transition liability..................       (1)        (9)      (60)       (67)
Unrecognized actuarial loss........................   (1,168)      (781)     (150)      (131)
Unrecognized prior service cost....................      (57)       (67)       --         (3)
                                                     -------     ------     -----      -----
Net amount recognized..............................  $   653     $  922     $ 204      $ 188
                                                     =======     ======     =====      =====

------------------------------
(1) These amounts include $1,070 million and $863 million at December 31, 2002 and 2001, respectively for pension plans which are not required to be funded pursuant to local government and tax requirements.

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 20 EMPLOYEE BENEFITS (CONTINUED)
    The following amounts have been recognized in the Company's Consolidated Balance Sheet at December 31, 2002 and 2001:

                                                        PENSION BENEFITS       OTHER BENEFITS
                                                       -------------------   -------------------
                                                         2002       2001       2002       2001
                                                       --------   --------   --------   --------
Prepaid pension cost.................................   $ (572)    $ (389)     $ --       $ --
Accrued pension cost.................................    1,428      1,380       204        188
Intangible assets....................................      (24)       (14)       --         --
Accumulated other comprehensive loss.................     (179)       (55)       --         --
                                                        ------     ------      ----       ----
Net amount recognized................................   $  653     $  922      $204       $188
                                                        ======     ======      ====       ====

    The pension and other related benefits liability reported in the Consolidated Balance Sheet contains an accrual of $27 million and $49 million at December 31, 2002 and 2001, respectively, and the prepaid pension and other related benefits asset reported in the Consolidated Balance Sheet contains
$15 million and $2 million at December 31, 2002 and 2001, respectively, for employee benefits that do not meet the criteria of Statement of Financial Accounting Standards No. 87, EMPLOYERS' ACCOUNTING FOR PENSIONS (SFAS 87) or Statement of Financial Accounting Standards No. 106, EMPLOYERS' ACCOUNTING FOR POSTRETIREMENT BENEFITS OTHER THAN PENSIONS.

    The pension and other related benefits liability reported in the Consolidated Balance Sheet includes $203 million and $69 million at December 31, 2002 and 2001, respectively, to record a minimum pension liability. The increase in the minimum pension liability from 2001 is primarily attributable to changes in the discount rate in the German and U.S. pension plans that do not have plan assets.

    The Company has a defined benefit pension plan that covers substantially all employees in Sweden. Effective December 31, 2002, the assets which had previously been pledged to the plan were contributed and have been reflected as a component of "Fair value of plan assets" as of December 31, 2002 (see
Note 5).

    During 2002 and 2001, the Company contributed $188 million and $162 million, respectively, of available-for-sale debt securities to certain of the Company's pension plans in the United States and the United Kingdom.

    The projected benefit obligation (PBO) and fair value of plan assets for pension plans with benefit obligations in excess of plan assets were:

                                      DECEMBER 31, 2002                  DECEMBER 31, 2001
                               --------------------------------   --------------------------------
                                 PBO       ASSETS    DIFFERENCE     PBO       ASSETS    DIFFERENCE
                               --------   --------   ----------   --------   --------   ----------
PBO exceeds assets...........   $6,956     $5,068      $1,888      $5,911     $4,123      $1,788
Assets exceed PBO............       68         77          (9)         94        103          (9)
                                ------     ------      ------      ------     ------      ------
Total........................   $7,024     $5,145      $1,879      $6,005     $4,226      $1,779
                                ======     ======      ======      ======     ======      ======

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 20 EMPLOYEE BENEFITS (CONTINUED)
    The accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were:

                                             DECEMBER 31, 2002                  DECEMBER 31, 2001
                                      --------------------------------   --------------------------------
                                        ABO       ASSETS    DIFFERENCE     ABO       ASSETS    DIFFERENCE
                                      --------   --------   ----------   --------   --------   ----------
ABO exceeds assets..................   $5,524     $4,206      $1,318      $2,330     $1,141      $1,189
Assets exceed ABO...................      911        939         (28)      2,983      3,085        (102)
                                       ------     ------      ------      ------     ------      ------
Total...............................   $6,435     $5,145      $1,290      $5,313     $4,226      $1,087
                                       ======     ======      ======      ======     ======      ======

    At December 31, 2002 and 2001, the assets of the plans were comprised of:

                                                                    PENSION
                                                                   BENEFITS
                                                              -------------------
                                                                2002       2001
                                                              --------   --------
Equity securities...........................................     33%        35%
Debt securities.............................................     51%        47%
Other.......................................................     16%        18%

    At December 31, 2002 and 2001, plan assets included $3 million and $6 million, respectively, of the Company's capital stock.

    The following weighted-average assumptions were used in accounting for defined benefit pension plans, for the years ended December 31, 2002 and 2001:

                                                                   PENSION                OTHER
                                                                  BENEFITS              BENEFITS
                                                             -------------------   -------------------
                                                               2002       2001       2002       2001
                                                             --------   --------   --------   --------
Discount rate..............................................    5.05%      5.32%      6.74%      7.24%
Expected return on plan assets.............................    6.15%      6.81%        --         --
Rate of compensation increase..............................    3.05%      3.07%        --         --

    The Company has multiple non-pension post-retirement benefit plans. The Company's health care plans are generally contributory with participants' contributions adjusted annually. The health care trend rate was assumed to be
12.92 percent for 2002, then gradually declining to 6.46 percent in 2012, and to remain at that level thereafter.

    Assumed health care cost trends have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects at December 31, 2002:

                                                       ONE-PERCENTAGE-   ONE-PERCENTAGE-
                                                       POINT INCREASE    POINT DECREASE
                                                       ---------------   ---------------
Effect on total of service and interest cost
  components.........................................        $ 2              $ (2)
Effect on accumulated post-retirement benefit
  obligation.........................................        $26              $(22)

    The Company also maintains several defined contribution plans. The expense for these plans was $23 million, $26 million and $27 million in 2002, 2001 and 2000, respectively. The Company

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 20 EMPLOYEE BENEFITS (CONTINUED)
also contributed $141 million, $135 million and $108 million to multi-employer plans in 2002, 2001 and 2000, respectively.

NOTE 21 MANAGEMENT INCENTIVE PLAN

    The Company has a management incentive plan under which it offers stock warrants and warrant appreciation rights (WARs) to key employees for no consideration.

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

    Participants may exercise or sell warrants and exercise WARs after the vesting period, which is three years from the date of grant. Vesting restrictions can be waived in the event of death, disability or divorce. All warrants and WARs expire six years from the date of grant. The terms and conditions of the plan allow the employees of subsidiaries that have been divested to retain their warrants and WARs. As the primary trading market for shares of ABB Ltd is the SWX Swiss Exchange (virt-x), the exercise prices of warrants and the trading prices of equivalent warrants listed on the SWX Swiss Exchange (virt-x) are denominated in Swiss Francs (CHF). Accordingly, exercise prices are presented below in CHF. Fair values have been presented in U.S. dollars based upon exchange rates in effect as of the applicable period.

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

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 21 MANAGEMENT INCENTIVE PLAN (CONTINUED)
    Presented below is a summary of warrant activity for the years shown:

                                                                         WEIGHTED-AVERAGE
                                              NUMBER OF     NUMBER OF        EXERCISE
                                              WARRANTS      SHARES(1)     PRICE (CHF)(2)
                                             -----------   -----------   ----------------
Outstanding at January 1, 2000.............  27,699,040    10,267,288          32.34
Granted(3).................................  28,128,360     5,625,672          53.00
Forfeited..................................    (385,000)      (65,789)         38.42
                                             ----------    ----------
Outstanding at December 31, 2000...........  55,442,400    15,827,171          38.75
Granted(4).................................  23,293,750     4,658,750          17.00
Forfeited..................................  (2,240,000)     (461,452)         48.53
                                             ----------    ----------
Outstanding at December 31, 2001...........  76,496,150    20,024,469          33.46
FORFEITED..................................  (8,105,090)   (1,621,018)         30.29
                                             ----------    ----------
OUTSTANDING AT DECEMBER 31, 2002...........  68,391,060    18,403,451          33.74

Exercisable at December 31, 2000...........      60,000        38,904          28.22
Exercisable at December 31, 2001...........  10,538,000     6,832,839          27.95
EXERCISABLE AT DECEMBER 31, 2002...........  29,751,060    10,675,451          32.41

------------------------------
(1) All warrants granted prior to 1999 require the exercise of 100 warrants for
    64.84 registered shares of ABB Ltd. All other warrants require the exercise of five warrants for one registered share of ABB Ltd. Information presented reflects the number of registered shares of ABB Ltd that warrant holders can receive upon exercise.

(2) Information presented reflects the exercise price per registered share of ABB Ltd.

(3) The aggregate fair value at date of grant of warrants issued in 2000 was $54 million, assuming a dividend yield of 1.7 percent, expected volatility of 33 percent, risk-free interest rate of 4.4 percent, and an expected life of six years.

(4) The aggregate fair value at date of grant of warrants issued in 2001 was $16 million, assuming a dividend yield of 1.25 percent, expected volatility of 47 percent, risk-free interest rate of 3.5 percent, and an expected life of six years.

    Presented below is a summary of warrants outstanding at December 31, 2002

   EXERCISE PRICE                                                  WEIGHTED-AVERAGE
(PRESENTED IN CHF)(1)   NUMBER OF WARRANTS   NUMBER OF SHARES(2)    REMAINING LIFE
---------------------   ------------------   -------------------   ----------------
     30.89                   4,743,000            3,075,361          1.0 years
     25.54                   5,795,000            3,757,478          1.9 years
     37.50                   4,648,060              929,612          2.4 years
     41.25                  14,565,000            2,913,000          2.9 years
     53.00                  19,940,000            3,988,000          3.5 years
     17.00                  18,700,000            3,740,000          4.9 years

------------------------------
(1) Information presented reflects the exercise price per registered share of ABB Ltd.

(2) Information presented reflects the number of registered shares of ABB Ltd that warrant holders can receive upon exercise of warrants.

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 21 MANAGEMENT INCENTIVE PLAN (CONTINUED)
WARS

    As each WAR gives the holder the right to receive cash equal to the market price of a warrant on date of exercise, the Company is required by APB 25 to record a liability based upon the fair value of outstanding WARs at each period end, amortized on a straight-line basis over the three-year vesting period. In selling, general and administrative expenses, the Company recorded income of $14 million and $58 million for 2002 and 2001, respectively and expense of $31 million in 2000, excluding amounts charged to income (loss) from discontinued operations, net of tax, as a result of changes in the fair value of the outstanding WARs and the vested portion. In June 2000, to hedge its exposure to fluctuations in fair value of outstanding WARs, the Company purchased cash-settled call options from a bank, which entitle the Company to receive amounts equivalent to its obligations under the outstanding WARs. In accordance with Emerging Issues Task Force No. 00-19 (EITF 00-19), ACCOUNTING FOR DERIVATIVE FINANCIAL INSTRUMENTS INDEXED TO, AND POTENTIALLY SETTLED IN A COMPANY'S OWN STOCK, the cash-settled call options have been recorded as assets measured at fair value, with subsequent changes in fair value recorded through earnings as an offset to the compensation expense recorded in connection with the WARs. During 2002, 2001 and 2000, excluding amounts charged to income (loss) from discontinued operations, net of tax, the Company recognized expense of $26 million, $54 million and $4 million, respectively, in interest and other finance expense, related to the cash-settled call options.

    The aggregate fair value of outstanding WARs was $9 million and $53 million at December 31, 2002 and 2001, respectively. Fair value of WARs was determined based upon the trading price of equivalent warrants listed on the SWX Swiss Exchange (virt-x).

    Presented below is a summary of WAR activity for the years shown.

                                                              NUMBER OF WARS
                                                               OUTSTANDING
                                                              --------------
Outstanding at January 1, 2000..............................    35,249,400
Granted.....................................................    30,846,640
Exercised...................................................       (25,000)
Forfeited...................................................      (710,000)
                                                               -----------
Outstanding at December 31, 2000............................    65,361,040
Granted.....................................................    39,978,750
Exercised...................................................      (548,000)
Forfeited...................................................    (1,238,720)
                                                               -----------
Outstanding at December 31, 2001............................   103,553,070
EXERCISED...................................................    (1,455,080)
FORFEITED...................................................    (3,803,750)
                                                               -----------
OUTSTANDING AT DECEMBER 31, 2002............................    98,294,240

    At December 31, 2002, and December 31, 2001, 26,974,240 and 9,087,000 of the
WARs were exercisable, respectively. No WARs were granted in 2002. The aggregate fair value at date of grant of WARs issued in 2001 and 2000 was $28 million and $80 million, respectively.

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 22 STOCKHOLDERS' EQUITY

    At December 31, 2002, including the warrants issued under the management incentive plan and call options sold to a bank at fair value during 2001, the Company had outstanding obligations to deliver 40 million shares at exercise prices ranging from CHF 17.00 to CHF 53.00. The call options expire in periods ranging from 2004 to 2007 and were recorded as equity instruments in accordance with EITF 00-19. Also, at December 31, 2002, the Company had obligations to deliver 85 million shares at an exercise price of CHF 18.48 as a result of the issuance of convertible debt in May 2002. In addition pursuant to the Plan of reorganization of Combustion Engineering, as described in Note 17, the Company will contribute 30 million shares to the Asbestos PI Trust.

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

    Dividends are payable to the Company's stockholders based on the requirements of Swiss law, ABB Ltd's Articles of Incorporation, and stockholders' equity as reflected in the unconsolidated financial statements of ABB Ltd prepared in compliance with Swiss law. At December 31, 2002, of the CHF 6,647 million stockholders' equity recorded in such unconsolidated financial statements, CHF 3,000 million was share capital, another CHF 3,545 million was restricted and CHF 102 million is available for distribution.

    In March 2003, the Company sold 80 million treasury shares in two transactions for approximately $156 million.

NOTE 23 EARNINGS PER SHARE

    Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the year. Diluted earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the year, assuming that all potentially dilutive securities were exercised and that any proceeds from such exercises were used to acquire shares of the Company's stock at the average market price during the year or the period the securities were outstanding, if shorter. Potentially dilutive securities comprise: outstanding written call options, if dilutive; the securities issued under the Company's management incentive plan, to the extent the average market price of the Company's stock exceeded the exercise prices of such instruments; shares issuable in relation to the convertible bonds if dilutive; and outstanding written put options, for which net share settlement at average market price of the Company's stock was assumed, if dilutive.

    The shares issuable in relation to the warrants and options outstanding in connection with the Company's management incentive plan were excluded from the computation of diluted earnings per share in 2002 and 2001, as their inclusion would have been antidilutive. In 2000, only those warrants and options that were considered dilutive have been included in the computation of

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 23 EARNINGS PER SHARE (CONTINUED)
diluted earnings per share. In 2002, the shares issuable in relation to the convertible bonds were included in the computation of diluted earnings per share for the period they were outstanding.

                                                                YEAR ENDED DECEMBER 31,
                                                             ------------------------------
                                                               2002       2001       2000
                                                             --------   --------   --------
Basic earnings per share:
Income (loss) from continuing operations...................   $   97     $ (165)    $  766
Income (loss) from discontinued operations, net of tax.....     (880)      (501)       677
Cumulative effect of change in accounting principles
  (SFAS 133), net of tax...................................       --        (63)        --
                                                              ------     ------     ------
NET INCOME (LOSS)..........................................   $ (783)    $ (729)    $1,443
                                                              ======     ======     ======

Weighted average number of shares outstanding (in
  millions)................................................    1,113      1,132      1,180

Earnings per share:
Income (loss) from continuing operations...................   $ 0.09     $(0.15)    $ 0.65
Income (loss) from discontinued operations, net of tax.....    (0.79)     (0.43)      0.57
Cumulative effect of change in accounting principles
  (SFAS 133), net of tax...................................       --      (0.06)        --
                                                              ------     ------     ------
NET INCOME (LOSS)..........................................   $(0.70)    $(0.64)    $ 1.22
                                                              ======     ======     ======

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 23 EARNINGS PER SHARE (CONTINUED)

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
DILUTED EARNINGS PER SHARE:                                     2002       2001       2000
---------------------------                                   --------   --------   --------
Income (loss) from continuing operations....................      $97      $(165)      $766
Effect of dilution:
  Convertible bonds, net of tax.............................     (187)        --         --
                                                              -------    -------    -------
INCOME (LOSS) FROM CONTINUING OPERATIONS, ADJUSTED..........      (90)      (165)       766
Income (loss) from discontinued operations, net of tax......     (880)      (501)       677
Cumulative effect of change in accounting principles (SFAS
  133), net of tax..........................................       --        (63)        --
                                                              -------    -------    -------
NET INCOME (LOSS), ADJUSTED.................................    $(970)     $(729)    $1,443
                                                              =======    =======    =======

Weighted average number of shares outstanding (in
  millions).................................................    1,113      1,132      1,180

Dilutive potential shares:
Warrants and options........................................       --         --          5
Convertible bonds...........................................       53         --         --
                                                              -------    -------    -------
DILUTED WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (IN
  MILLIONS).................................................    1,166      1,132      1,185
                                                              =======    =======    =======
Earnings per share:
Income (loss) from continuing operations, adjusted..........   $(0.08)    $(0.15)     $0.65
Income (loss) from discontinued operations, net of tax......    (0.75)     (0.43)      0.57
Cumulative effect of change in accounting principles (SFAS
  133), net of tax..........................................       --      (0.06)        --
                                                              -------    -------    -------
NET INCOME (LOSS), ADJUSTED.................................   $(0.83)    $(0.64)     $1.22
                                                              =======    =======    =======

    Warrants and options to purchase 40 million shares were not included in the computation of diluted earnings per share for 2002 because the exercise prices were greater than the average market price of the Company's shares during the period the instruments were outstanding.

NOTE 24 RESTRUCTURING CHARGES

    During the first quarter of 1999 and in connection with its purchase of Elsag Bailey, the Company implemented a restructuring plan intended to consolidate operations and gain operational efficiencies. The plan called for workforce reductions of approximately 1,500 salaried employees primarily in Germany and the United States (EB Restructuring). Restructuring charges and related write downs of $192 million were included in other income (expense), net, during 2000, of which approximately $90 million related to the continued integration of Elsag Bailey. The EB Restructuring was substantially complete at the end of 2000.

    In July 2001, the Company announced a restructuring program (2001 Program) anticipated to extend over 18 months. The 2001 Program was initiated in an effort to improve productivity, reduce cost base, simplify product lines, reduce multiple location activities and perform other downsizing in response to weakening markets and consolidation of major customers in certain industries.

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 24 RESTRUCTURING CHARGES (CONTINUED)
    In 2001 the Company recognized restructuring charges of $109 million relating to workforce reductions and $71 million related to lease terminations and other exit costs associated with the restructuring program. These costs are included in other income (expense), net. Termination benefits of $32 million were paid to approximately 2,150 employees and $31 million was paid to cover costs associated with lease terminations and other exit costs. Workforce reductions include production, managerial and administrative employees. At December 31, 2001, accrued liabilities included $78 million for termination benefits and $39 million for lease terminations and other exit costs.

    In 2002 the Company recognized charges of $166 million related to workforce reductions and charges of $38 million related to lease terminations and other exit costs associated with the 2001 Program. These costs are included in other income (expense), net. Based on changes in management's original estimate a $21 million reduction in the amounts accrued for workforce reductions, lease terminations and other exit costs have been included in other income (expense), net. Currency fluctuations resulted in a $24 million increase in the liabilities accrued for workforce reductions, lease terminations and other exit costs. Termination benefits of $149 million were paid to approximately 4,000 employees and $29 million was paid to cover costs associated with lease terminations and other exit costs. Workforce reductions include production, managerial and administrative employees. At December 31, 2002, accrued liabilities included
$94 million for termination benefits and $52 million for lease terminations and other exit costs. The 2001 program was substantially completed during 2002 and the remaining liability will be used through 2003.

    As a result of the 2001 program, certain assets, inventories and property, plant and equipment have been identified as impaired or will no longer be used in continuing operations. The Company recorded $18 million and $41 million in 2002 and 2001, respectively, to write down these assets to fair value. These costs are included in cost of sales and other income (expense), net.

    In October 2002, the Company announced the Step change program. Detailed project planning continues to be developed and evaluated by management. The Company estimates that restructuring cost under the program will be approximately $300 million and $200 million, in 2003 and 2004, respectively. The goals of the program are to increase competitiveness of the Company's core businesses, reduce overhead costs and streamline operations by approximately $800 million on an annual basis by 2005. The Step change program is expected to be completed by mid-2004.

    In 2002, related to Step change program, the Company recognized restructuring charges of $51 million related to workforce reductions and $26 million related to lease terminations and other exit costs associated with the restructuring program. These costs are included in other income (expense), net. Termination benefits of $13 million were paid to approximately 200 employees and $1 million was paid to cover costs associated with lease terminations and other exit costs. Workforce reductions include production, managerial and administrative employees. At December 31, 2002, accrued liabilities included $38 million for termination benefits and $25 million for lease terminations and other exit costs.

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 24 RESTRUCTURING CHARGES (CONTINUED)
    As a result of the Step change program, certain assets have been identified as impaired or will no longer be used in continuing operations. The Company recorded $2 million to write down these assets to fair value. These costs are included in other income (expense), net.

                                                             2001
                                                           PROGRAM    STEP CHANGE     OTHER      TOTAL
                                                           --------   -----------   ---------   --------
Year ended December 31, 2002
  Restructuring charge for workforce reduction...........    $166         $51       $     --      $217
  Restructuring charge for lease terminations and
    other................................................      38          26             --        64
  Write down cost........................................      18           2             --        20
  Change in estimate.....................................     (21)         --             (9)      (30)
                                                             ----         ---       ---------     ----
Total restructuring charges and related asset
  write-downs............................................    $201         $79       $     (9)     $271
                                                             ====         ===       =========     ====
Year ended December 31, 2001
  Restructuring charge for workforce reduction...........    $109         $--       $     --      $109
  Restructuring charge for lease terminations and
    other................................................      71          --             --        71
  Write down cost........................................      41          --             --        41
  Change in estimate.....................................      --          --             --        --
                                                             ----         ---       ---------     ----
Total restructuring charges and related asset
  write-downs............................................    $221         $--       $     --      $221
                                                             ====         ===       =========     ====

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 25 SEGMENT AND GEOGRAPHIC DATA

    During 2001, the Company realigned its worldwide enterprise around customer groups, replacing its former business segments with four end-user divisions, two channel partner divisions, and a financial services division. The four end-user divisions--Utilities, Process Industries, Manufacturing and Consumer Industries, and Oil, Gas and Petrochemicals--served end-user customers with products, systems and services. The two channel partner divisions--Power Technology Products and Automation Technology Products--served external channel partners such as wholesalers, distributors, original equipment manufacturers and system integrators directly and end-user customers indirectly through the end-user divisions. The Financial Services division provided services and project support for the Company's internal as well as for the Company's external customers.

    The Utilities division served electric, gas and water utilities--whether state-owned or private, global or local, operating in liberalized or regulated markets--with a portfolio of products, services and systems. The division's principal customers were generators of power, owners and operators of power transmission systems, energy traders and local distribution companies. The Utilities division employed approximately 14,800 people as of December 31, 2002.

    In April 2002, the Company merged its Process Industries division and its Manufacturing and Consumer Industries division to form a new Industries division. The Industries division served the automotive, cement, chemical, distribution, electronics, food and beverage, life sciences, marine, metals, mining, paper, petroleum, printing and telecommunications industries with application-specific power and automation technology. The Industries division employed approximately 23,300 people as of December 31, 2002.

    The Power Technology Products division covered the entire spectrum of technology for power transmission and power distribution including transformers, switchgear, breakers, capacitors and cables as well as other products, platforms and technologies for high- and medium-voltage applications. Power technology products are used in industrial, commercial and utility applications. These products were sold through the Company's end-user divisions as well as through external channel partners, such as distributors, contractors and original equipment manufacturers and system integrators. The Power Technology Products division employed approximately 26,400 people as of December 31, 2002.

    The Automation Technology Products division provided products, software and services for the automation and optimization of industrial and commercial processes. Key technologies include measurement and control, instrumentation, process analysis, drives and motors, power electronics, robots, and low voltage products. These technologies were sold to customers through the end-user divisions as well as through external channel partners such as wholesalers, distributors, original equipment manufacturers and system integrators. The Automation Technology Products division employed approximately 33,300 people as of December 31, 2002.

    The Oil, Gas and Petrochemicals division supplied a comprehensive range of products, systems and services to the global oil, gas and petrochemicals industries, from the development of onshore and offshore exploration technologies to the design and supply of production facilities, refineries and petrochemicals plants. The Oil, Gas and Petrochemicals division employed approximately 11,900 people as of December 31, 2002. The Company announced in 2002 that the Company intend to dispose of this business division (see Note 3).

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 25 SEGMENT AND GEOGRAPHIC DATA (CONTINUED)
    The Financial Services division supported the Company's businesses and customers with financial solutions in structured finance, leasing, project development and ownership, financial consulting, insurance and treasury activities. In 2002 a significant part of the division's structured finance and leasing activities were sold to GE Commercial Finance. Proprietary trading activities in treasury centers ceased and remaining treasury activities were integrated in Corporate. The insurance and project development and ownership activities were transferred to the Non-Core Activities division.

    Non-Core Activities includes the following:

    - the Company's Insurance business area (part of the former Financial Services division);

    - The Company's Equity Ventures business area and the remaining Structured Finance business that was not sold to GE Commercial Finance (part of the former Financial Services division);

    - the Company's Building Systems business area;

    - the Company's New Ventures business area;

    - the Company's Customer Service, Group Processes, Logistic Systems, and Semiconductors business areas.

    Corporate includes Headquarters, Central Research and Development, Real Estate, as well as, beginning in 2002, Treasury Services.

    Inter-division sales are conducted on an arm's length basis, with prices determined based on market conditions and subject to terms and conditions standard in the relevant industry. Under the pull-through pricing system used for inter-division sales, end-user divisions are assigned the actual sales price of the transactions treated as pull-through sales. A notional margin is added to reflect what would have been earned if such sales had originated with the end-user division.

    The Company evaluates performance of its divisions based on earnings before interest and taxes (EBIT), which excludes interest and dividend income, interest expense, provision for taxes, minority interest, and income (loss) from discontinued operations, net of tax. In accordance with Statement of Financial Accounting Standards No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION, the Company presents division revenues, depreciation and amortization, amortization of goodwill in 2001 and 2000, restructuring charges and related asset write-downs, EBIT, net operating assets and capital expenditures, all of which have been reclassified to reflect the changes to the Company's internal structure, including the effect of inter-division transactions. Division revenues and EBIT are presented as if certain historical third-party sales by subsidiaries in product-supplying divisions had been routed through other divisions as they would have been under the customer-centric structure. Management has reflected prior years' divisional financial information in this way to allow analysis of trends in divisional revenues and margins on a basis consistent with the Company's then existing structure and transaction flow.

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 25 SEGMENT AND GEOGRAPHIC DATA (CONTINUED)
    The following tables summarize information for each reportable division:

                                                                   RESTRUCTURING
                                     DEPRECIATION                   CHARGE AND                      NET
                                         AND        AMORTIZATION   RELATED ASSET                 OPERATING       CAPITAL
2002                   REVENUES(1)   AMORTIZATION   OF GOODWILL     WRITE-DOWNS    EBIT(2)(3)   ASSETS(4)(7)   EXPENDITURES
----                   -----------   ------------   ------------   -------------   ----------   ------------   ------------
Utilities............     $4,826          $52            $--            $31             $75          $992           $20
Industries...........      4,412           56             --             59             145         1,129            21
Power Technology
  Products...........      4,355          117             --             29             353         1,389            97
Automation Technology
  Products...........      5,035          145             --             80             373         2,278           112
Non-Core Activities:
  Insurance..........        657            2             --             --              40         1,397             1
  Equity
    Ventures(5)......         21           --             --             --              38         1,096            --
  Structured
    Finance(6).......         92            9             --             --             116         1,346            --
  Building Systems...      2,372           11             --             22            (114)           68             9
  New Ventures.......        132           13             --             15             (68)          308            15
  Other Non-Core
    Activities.......        912           75             --             15            (171)         (456)           29
                       ---------      -------        -------       --------         -------     ---------       -------
TOTAL NON-CORE
  ACTIVITIES.........      4,186          110             --             52            (159)        3,759            54
Corporate / Other....        527           76             --             20            (317)        9,344           143
Inter-division
  elimination........     (5,046)          --             --             --             (76)       (7,633)           --
CONSOLIDATED.........    $18,295         $556            $--           $271            $394       $11,258          $447

                                                                   RESTRUCTURING
                                     DEPRECIATION                   CHARGE AND                           NET
        2001                             AND        AMORTIZATION   RELATED ASSET                      OPERATING        CAPITAL
     (RESTATED)        REVENUES(1)   AMORTIZATION   OF GOODWILL     WRITE-DOWNS    EBIT(2)(3)(8)   ASSETS(4)(7)(8)   EXPENDITURES
---------------------  -----------   ------------   ------------   -------------   -------------   ---------------   ------------
Utilities............     $5,634          $49            $24            $24              $158             $790            $27
Industries...........      4,995           53             41             38               151              924             35
Power Technology
  Products...........      3,961          113              6             52               234            1,283            105
Automation Technology
  Products...........      4,756          145             54             43               364            2,287            109
Non-Core Activities:
Insurance............        956           --              6             --              (342)           1,093              1
  Equity
    Ventures(5)......         35           --             --             --                76            1,160             --
  Structured
    Finance(6).......        133           10             --             --                27            1,789              3
  Building Systems...      2,568           16             --              2                20              (23)            10
  New Ventures.......        113           17             --              6              (167)             262             34
  Other Non-Core
    Activities.......      1,325           68             --             14               (66)            (795)            74
                       ---------      -------        -------       --------           -------        ---------        -------
TOTAL NON-CORE
  ACTIVITIES.........      5,130          111              6             22              (452)           3,486            122
Corporate / Other....        612           62             24             42              (165)           7,320            173
Inter-division
  elimination........     (5,706)          --             --             --              (133)          (5,346)            --
CONSOLIDATED.........    $19,382         $533           $155           $221              $157          $10,744           $571

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 25 SEGMENT AND GEOGRAPHIC DATA (CONTINUED)

                                                                   RESTRUCTURING
                                     DEPRECIATION                   CHARGE AND                      NET
                                         AND        AMORTIZATION   RELATED ASSET                 OPERATING       CAPITAL
2000                   REVENUES(1)   AMORTIZATION   OF GOODWILL     WRITE-DOWNS    EBIT(2)(3)   ASSETS(4)(7)   EXPENDITURES
----                   -----------   ------------   ------------   -------------   ----------   ------------   ------------
Utilities............     $5,460          $34            $41            $39            $251          $755           $26
Industries...........      5,443           47             55             42             197           829            44
Power Technology
  Products...........      3,587          114              8             38             244         1,302           105
Automation Technology
  Products...........      4,671          190             36             45             445         2,436           111
Non-Core Activities:
  Insurance..........        805            1              5             --              98           912             1
  Equity
    Ventures(5)......         41           --             --             --              70           556            --
  Structured
    Finance(6).......        126           13             --             --              47         1,309            10
  Building Systems...      2,506           17             --             --              57            57            11
  New Ventures.......        108            3             --             --             (12)           60             3
  Other Non-Core
    Activities.......      1,236           74              1             --             (43)          583            70
                       ---------      -------        -------       --------         -------     ---------       -------
TOTAL NON-CORE
  ACTIVITIES.........      4,822          108              6             --             217         3,477            95
Corporate / Other....        780          100              6             28            (135)        5,335            58
Inter-division
  elimination........     (5,408)          --             --             --             (46)       (2,567)           --
CONSOLIDATED.........    $19,355         $593           $152           $192          $1,173       $11,567          $439

--------------------------

(1) Revenues have been reclassified for the Utilities and Industries divisions to reflect the increase in sales that would have occurred if the Company's 2002 internal structure and transaction flow had been in place for all periods presented. The effect of assuming that certain historical sales by the product divisions would have been routed through other divisions before final sale to an external customer, as they would have been if the customer-centric structure had been in place in those prior years, was to increase division revenues for 2002, 2001 and 2000, respectively, by $1,363 million, $2,119 million and $2,139 million for the Utilities division and by $276 million, $847 million and $1,039 million for the Industries division, by $1 million, $74 million and $52 million for Building Systems and by $0 million, $8 million and $10 million for Other Non-Core Activities. The Company assumed that internal pricing structures for these inter-division sales were also in place for all periods presented, resulting in a reduction to division revenues for 2002, 2001 and 2000, respectively, by $55 million, $99 million, and $211 million for the Power Technology Products division; and by $84 million, $153 million and $200 million for the Automation Technology division.

(2) Consistent with the assumptions described in (1) above, division EBIT reflects the retroactive transfer of profits of $0 million, $41 million, and $46 million in 2002, 2001 and 2000, respectively, from Power Technology and Automation Technology Products, to Utilities and Industries, in order to reflect the impact that these inter-divisional sales would have had on historical results.

(3) EBIT, excluding amortization of goodwill in 2001 and 2000, would have been $394 million, $312 million and $1,325 million in 2002, 2001 and 2000, respectively.

(4) Corporate / Other includes net operating assets of $7,723 million, $5,551 million and $4,018 million relating to the former Financial Service Treasury Center business area in 2002, 2001 and 2000, respectively.

                                    ABB LTD
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (U.S. DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

NOTE 25 SEGMENT AND GEOGRAPHIC DATA (CONTINUED)
(5) Includes the Company's investment in Jorf Lasfar Energy Company S.C.A.

(6) Includes the Company's investment in Swedish Export Credit Corporation.

(7) Net operating assets is calculated based upon total assets (excluding cash and equivalents, marketable securities, current loans receivable, taxes and deferred charges) less current liabilities (excluding borrowings, taxes, provisions and pension-related liabilities).

(8) Restated, see Notes 2 and 13.

    Effective January 1, 2003, in order to streamline the Company's structure and improve operational performance, the Company has put into place two divisions: Automation Technologies, which combines the former Automation Technology Products and Industries divisions and employs approximately 56,600 people; and Power Technologies, which combines the former Power Technology Products and Utilities divisions and employs approximately 41,200 people.

GEOGRAPHIC INFORMATION

                                                   REVENUES                  LONG-LIVED ASSETS
                                           YEAR ENDED DECEMBER 31,             DECEMBER 31,
                                        ------------------------------   -------------------------
                                          2002       2001       2000       2002          2001
                                        --------   --------   --------   --------   --------------
Europe................................  $10,265    $10,852    $12,104     $2,043        $1,947
The Americas..........................    4,101      4,863      4,673        403           467
Asia..................................    2,603      2,435      1,741        281           270
Middle East and Africa................    1,326      1,232        837         65            69
                                        -------    -------    -------     ------        ------
                                        $18,295    $19,382    $19,355     $2,792        $2,753
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

    Management estimates that approximately 43 percent of the Company's employees are subject to collective bargaining agreements in various countries. These agreements are subject to various regulatory requirements and are renegotiated on a regular basis in the normal course of business.

NOTE 26 SUBSEQUENT EVENTS

    At the Company's annual general meeting held on May 16, 2003, the Company's shareholders approved amendments to its articles of incorporation providing for authorized share capital and an extension in contingent share capital.

    The amendments include the creation of CHF 250 million in authorized share capital, replacing CHF 100 million that expired in June 2001. This entitles the Company's board of directors to issue up to 100 million new ABB shares, of which some 30 million are reserved for use with the pre-packaged plan of reorganization of the Company's U.S. subsidiary, Combustion Engineering Inc.

    The amendments also include an increase of contingent capital from CHF 200 million to CHF 750 million, allowing the issue of up to a further 300 million new ABB shares.

          INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENT SCHEDULE

The Board of Directors and Stockholders of ABB Ltd:

We have audited the consolidated financial statements of ABB Ltd as of December 31, 2002 and 2001, and for each of the two years in the period ended December 31, 2002, and have issued our report thereon dated April 4, 2003 (included elsewhere in this annual report on Form 20-F). Our audits also included the financial statement schedule included in the annual report. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits. We did not audit the consolidated financial statements of ABB Holdings Inc., a wholly-owned subsidiary, which statements reflect total assets constituting 15% in 2002 and 16% in 2001 and total revenues constituting 14% in 2002 and 11% in 2001 of the related consolidated totals; we did not audit the financial statements of Jorf Lasfar Energy Company, a corporation in which the Company has a 50% interest (the Company's equity in Jorf Lasfar Energy Company's net income is stated at $66 million in 2002 and $81 million in 2001); we did not audit the consolidated financial statements of Swedish Export Credit Corporation, a corporation in which the Company has a 35% interest (the Company's equity in Swedish Export Credit Corporation's consolidated net income
(loss) is stated at $89 million in 2002 and $(11) million in 2001); and we did not audit the 2001 financial statements of Scandinavian Reinsurance Company Limited, a wholly-owned subsidiary, which statements reflect total assets constituting 7% and total revenues constituting 2% of the related consolidated totals for 2001. Those statements were audited by other auditors whose reports have been furnished to us. The 2002 auditors' report on the consolidated financial statements of Swedish Export Credit Corporation includes an explanatory paragraph that describes a restatement to previously reported amounts for the year ended December 31, 2001. Our opinion, insofar as it relates to amounts included for those companies and their subsidiaries, is based solely on the reports of the other auditors.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein. The financial statement schedule does not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of the uncertainty regarding the Company's ability to continue as a going concern.

Zurich, Switzerland                            /s/ ERNST & YOUNG AG
April 4, 2003

          INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENT SCHEDULE

The Board of Directors and Stockholders of ABB Ltd:

We have audited the consolidated income statement, statement of cash flows and statement of changes in stockholders' equity of ABB Ltd for the year ended December 31, 2000, before reclassifications for operations discontinued in 2002 as described in Notes 2 and 3 to the consolidated financial statements, and have issued our report thereon dated February 11, 2001 (included elsewhere in this annual report on Form 20-F). Our audit also included the financial statement schedule for 2000 included in the annual report. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audit.

In our opinion, the financial statement schedule before reclassification for operations discontinued in 2002, referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/   KPMG KLYNVELD PEAT                             /s/   ERNST & YOUNG AG
      MARWICK GOERDELER SA

Zurich, February 11, 2001                            Zurich, February 11, 2001

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                                             BALANCE AT THE                              BALANCE AT THE
DESCRIPTION                                 BEGINNING OF YEAR   ADDITIONS   DEDUCTIONS    END OF YEAR
-----------                                 -----------------   ---------   ----------   --------------
                                                                  ($ IN MILLIONS)
Accounts Receivable--allowance for
  doubtful accounts:

Year ending December 31,

2002......................................         246             132         145             233
2001......................................         224             106          84             246
2000......................................         228             103         107             224