Form 20-F/A
ABB LTD
filed 2003-07-24
CIK 1091587

     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 24, 2003
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  FORM 20-F/A
                               (AMENDMENT NO. 1)

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

                          Item 17  / /    Item 18  /X/

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

    This Form 20-F/A is being filed by ABB Ltd ("ABB") as Amendment No. 1 to its Annual Report on Form 20-F filed on June 30, 2003 (the "Form 20-F") for the purpose of revising Exhibit 99.2 under Item 19 by:

    - deleting in their entirety the consolidated financial statements of Jorf Lasfar Energy Company S.C.A. ("JLEC"), an entity in which ABB owns a 50% interest, for the financial year ended December 31, 2002 included as
      Exhibit 99.2 to the Form 20-F; and

    - including as Exhibit 99.2 the restated consolidated financial statements of JLEC for the financial year ended December 31, 2002.

    In the JLEC financial statements that were included as Exhibit 99.2 to ABB's Form 20-F filed on June 30, 2003, JLEC had reflected its investment in certain direct financing leases on a gross basis. ABB has been advised that JLEC has restated its 2002 financial statements to properly present this lease-related information on a net basis. The impact of the restatement, as of December 31, 2002, was to increase JLEC's total current assets by approximately $52 million, reduce its total non-current assets by approximately $1,232 million, increase its total current liabilities by approximately $3 million and reduce its total non-current liabilities by approximately $1,183 million. The net assets of JLEC and its reported earnings are unaffected by the restatement.

    Pursuant to the requirements of Rule 4-08(g) under Regulation S-X, ABB provided summary financial information relating to JLEC in Note 13 to its 2002 consolidated financial statements contained in Item 18 of its Form 20-F. The restatement of the JLEC financial statements has not affected the carrying value of ABB's investment in JLEC, or the amount of earnings of JLEC recognized in ABB's consolidated financial statements. Consequently, ABB believes the revisions to the JLEC financial statements are immaterial to ABB.

    As ABB is not required to file the JLEC financial statements pursuant to Rule 3-09 under Regulation S-X and has elected to provide these financial statements solely for purposes of additional disclosure, ABB is filing the restated financial statements of JLEC as Exhibit 99.2 with this Form 20-F/A.

    This Form 20-F/A consists of a cover page, this explanatory note, Item 19 (as amended), the signature page, the required certifications of the chief executive officer and the chief financial officer of ABB and the revised
Exhibit 99.2.

    Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other Item of the Form 20-F filed on June 30, 2003 or reflect any events that have occurred after the Form 20-F was filed on June 30, 2003.

ITEM 19. EXHIBITS

1.1                     Articles of Incorporation of ABB Ltd as amended to date.*

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

4.3                     $1,500,000 Multicurrency Revolving Facilities Agreement
                        dated 17 December 2002 for ABB Ltd and Certain Subsidiaries of ABB Ltd, as Borrowers and Guarantors, arranged by
                        Barclays Capital, Bayerische Hypo-und Vereinsbank AG, Credit
                        Suisse First Boston and Salomon Brothers International
                        Limited, with Credit Suisse First Boston acting as Facility
                        Agent and Trustee.*

4.4                     Amendment Agreement, dated 23 June 2003, relating to a
                        Facility Agreement dated 17 December 2002, between ABB Ltd as Borrower and Obligor Agent and Credit Suisse First Boston
                        as Facility Agent and Trustee.*

4.5                     Sale and Purchase Agreement, dated 4 September 2002, between
                        ABB Financial Services B.V., General Electric Capital
                        Corporation and ABB Ltd.*

4.6                     Amendment Agreement, dated 29 November 2002, between ABB
                        Financial Services B.V., General Electric Capital
                        Corporation and ABB Ltd.*

4.7                     Employment Agreement of Jurgen Dormann, dated December 5,
                        2002.*

4.8                     Employment Agreement of Peter Voser, dated November 21,
                        2001.*

4.9                     Employment Agreement of Dinesh Paliwal, dated February 21,
                        2003.*

4.10                    Employment Agreement of Peter Smits, dated November 1,
                        2001.*

4.11                    Employment Agreement of Gary Steel, dated August 27, 2002.*

 8.1                    Subsidiaries of ABB Ltd as of December 31, 2002.*

10.1 Certification by the chief executive officer of ABB Ltd pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
                        Section 906 of the Sarbanes-Oxley Act of 2002.**

10.2 Certification by the chief financial officer of ABB Ltd pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
                        Section 906 of the Sarbanes-Oxley Act of 2002.**

99.1                    Financial statements of Swedish Export Credit Corporation.*

99.2                    Financial statements of Jorf Lasfar Energy Company S.C.A.

------------------------

*   Filed with ABB's Annual Report on Form 20-F on June 30, 2003.

** This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-74551.

                                   SIGNATURES

    The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on Form 20-F on its behalf.

                                                       ABB LTD

                                                       By:  /s/ JURGEN DORMANN
                                                            -----------------------------------------
                                                            Name: Jurgen Dormann
                                                            Title:  President, Chairman
                                                                  and Chief Executive Officer

                                                       By:  /s/ PETER VOSER
                                                            -----------------------------------------
                                                            Name: Peter Voser
                                                            Title:  Executive Vice President
                                                                  and Chief Financial Officer

Date: July 24, 2003

                                 CERTIFICATION

I, Jurgen Dormann, certify that:

1.  I have reviewed this annual report on Form 20-F of ABB Ltd; and

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.

Date: July 24, 2003

                                               /s/ JURGEN DORMANN
                                               --------------------------------------------
                                               Jurgen Dormann
                                               Chief Executive Officer

                                 CERTIFICATION

I, Peter Voser, certify that:

1.  I have reviewed this annual report on Form 20-F of ABB Ltd; and

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.

Date: July 24, 2003

                                               /s/ PETER VOSER
                                               --------------------------------------------
                                               Peter Voser
                                               Chief Financial Officer