Form 20-F
period 2003-12-31
ABB LTD
filed 2004-04-09
CIK 1091587

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on April 9, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-16429

ABB Ltd
(Exact name of registrant as specified in its charter)

Switzerland

(Jurisdiction of incorporation or organization)

Affolternstrasse 44

CH-8050 Zurich

Switzerland

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one Registered Share	New York Stock Exchange
Registered Shares, par value CHF 2.50	New York Stock Exchange*

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 2,070,314,947 Registered Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes    ☒        No    ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17    ☐        Item 18    ☒

INTRODUCTION

        ABB Ltd is a corporation organized under the laws of Switzerland. In this annual report, "the ABB Group," "ABB," "we," "our" and "us" refer to ABB Ltd and its consolidated subsidiaries (unless the context otherwise requires). We also use these terms to refer to ABB Asea Brown Boveri Ltd and its subsidiaries prior to the establishment of ABB Ltd as the holding company for the entire ABB Group in 1999, as described in this annual report under "Item 4. Information on the Company—Introduction—History of the ABB Group." Our American Depositary Shares (each representing one of our registered shares) are referred to as "ADSs." The registered shares of ABB Ltd are referred to as "shares."

        Our principal corporate offices are located at Affolternstrasse 44, CH-8050 Zurich, Switzerland, telephone number +1-41-43-317-7111.

FINANCIAL AND OTHER INFORMATION

        ABB Ltd has prepared its statutory unconsolidated financial statements in accordance with the Swiss Federal Code of Obligations. The consolidated financial statements of ABB Ltd, including the notes thereto, as of December 31, 2003, 2002 and 2001 and for the years then ended (our "Consolidated Financial Statements") have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

        In this annual report: (i) "$," "U.S. dollars" and "USD" refer to the lawful currency of the United States of America; (ii) "CHF" and "Swiss francs" refer to the lawful currency of Switzerland; (iii) "€" and "euro" refer to the lawful currency of the participating member states of the European Union (the "EU"); (iv) "SEK" and "Swedish krona" refer to the lawful currency of Sweden; (v) "£," "sterling," "pounds sterling" and "GBP" refer to the lawful currency of the United Kingdom; and (vi) "Norwegian krone" refers to the lawful currency of Norway.

        Except as otherwise stated, all monetary amounts in this annual report are presented in U.S. dollars. Where specifically indicated, amounts in Swiss francs have been translated into U.S. dollars. These translations are provided for convenience only, and they are not representations that the Swiss franc could be converted into U.S. dollars at the rate indicated. These translations have been made using the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2003, unless otherwise indicated. The noon buying rate for Swiss francs on December 31, 2003 was $1.00 = CHF 1.2380. The noon buying rate for Swiss francs on April 8, 2004 was $1.00 = CHF 1.2829.

        In May 2001, we effected a share split in a four-for-one ratio to reduce the nominal value of our shares from CHF 10 each to CHF 2.50 each. For more information about the share split, see "Item 10. Additional Information—Description of Share Capital and Articles of Incorporation—The Share Split." Unless otherwise noted, all share figures in this annual report reflect the share split.

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

        These forward-looking statements include, but are not limited to the following:

  •
  statements in "Item 3. Key Information—Dividends and Dividend Policy" regarding our policy on future dividend payments;

  •
  statements in "Item 5. Operating and Financial Review and Prospects" and "Item 8. Financial Information—Legal Proceedings" regarding the expected outcome of our Combustion Engineering subsidiary's pre-packaged plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code and the outcome of certain compliance matters under review;

  •
  statements in "Item 3. Key Information—Risk Factors," "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects" regarding our management objectives and the timing of intended disposals; and

  •
  statements in "Item 5. Operating and Financial Review and Prospects" regarding our management objectives, as well as trends in results, prices, volumes, operations, margins and overall market trends.

        By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that the actual results of our operations, financial condition and liquidity, and the development of the countries and the industries in which we operate may differ materially from those described in or suggested by the forward-looking statements contained in this annual report. In addition, even if our results of operations, financial condition and liquidity, and the development of the countries and the industries in which we operate, are consistent with the forward-looking statements contained in this annual report, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause actual results to differ materially from our expectations are contained in cautionary statements in this annual report and include, without limitation, the following:

  •
  We are subject to ongoing litigation and potentially substantial liabilities arising out of asbestos claims from discontinued operations.

  •
  If we are not able to comply with the covenants contained in our new $1 billion credit facility, our financial position may be adversely affected.

  •
  Our ability to bid for large contracts depends on our ability to obtain performance guarantees from financial institutions.

  •
  We have retained performance guarantees related to our divested power generation business.

  •
  We have retained liability for environmental remediation costs relating to businesses that we sold in 2000, and we could be required to make payments in respect of these retained liabilities in excess of established reserves.

  •
  Bidding on large, long-term fixed price projects exposes our businesses to risk of loss.

  •
  We may continue to experience losses under some long-term contracts.

  •
  We operate in very competitive markets and could be adversely affected if we fail to keep pace with technological changes.

  •
  Industry consolidation could result in more powerful competitors and fewer customers.

  •
  Our business is affected by the global economic and political climate. A major terrorist event or prolonged military action could adversely affect our business, financial condition and results of operations.

  •
  We are subject to environmental laws and regulations in the countries in which we operate. We incur costs to comply with such regulations, and our ongoing operations may expose us to environmental liabilities.

  •
  We may be the subject of product liability claims.

  •
  Our operations in emerging markets expose us to risks associated with conditions in those markets.

  •
  Our Oil, Gas and Petrochemicals business may experience losses if the oil and gas industry generally experiences a downturn.

  •
  Our international operations expose us to the risk of fluctuations in currency exchange rates.

  •
  We may encounter difficulty in managing our business due to the global nature of our operations.

  •
  Our reputation and our ability to do business may be impaired by corrupt behavior by any of our employees or agents or those of our subsidiaries.

        We urge you to read the sections of this annual report entitled "Item 3. Key Information—Risk Factors," "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects" for a more complete discussion of the factors that could affect our future performance and the countries and industries in which we operate. In light of these risks, uncertainties and assumptions, the forward-looking circumstances described in this annual report and the assumptions underlying them may not occur.

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

        Our consolidated financial statements as of and for each of the years ended December 31, 2003, 2002 and 2001 were audited by Ernst & Young Ltd., except for the 2002 and 2001 consolidated financial statements of ABB Holdings Inc., a wholly owned subsidiary, the 2003, 2002 and 2001 financial statements of Jorf Lasfar Energy Company, a corporation in which we have a 50% interest, the 2002 and 2001 consolidated financial statements of Swedish Export Credit Corporation, in which we had a 35% interest as of December 31, 2002, and the 2001 financial statements of Scandinavian Reinsurance Company Limited, a wholly owned subsidiary, which were audited by other independent auditors.

        Our consolidated financial statements as of and for each of the years ended December 31, 2000 and 1999, before reclassifications for operations discontinued in 2003, were audited jointly by Ernst & Young Ltd. and KPMG Klynveld Peat Marwick Goerdeler SA. The reclassifications that were applied to reclassify amounts related to operations discontinued in 2003 reflected in the Consolidated Financial Statements as of December 31, 2001, 2000 and 1999 and for each of the years ended December 31, 2000 and 1999 have not been audited.

INCOME STATEMENT DATA(1):

	Year ended December 31,
	2003	2002	2001	2000	1999
	(audited)	(audited)	(audited)	(unaudited)	(unaudited)
	($ in millions except per share data)
Revenues	18,795	17,466	18,334	18,487	20,001
Cost of sales	(14,080)	(13,067)	(13,539)	(13,503)	(14,382)
Gross profit	4,715	4,399	4,795	4,984	5,619
Selling, general and administrative expenses	(3,830)	(3,954)	(3,929)	(4,001)	(4,656)
Amortization expense(2)	(40)	(41)	(188)	(185)	(164)
Other income (expense), net(3)	(189)	(58)	(161)	265	91
Earnings before interest and taxes	656	346	517	1,063	890
Interest and dividend income	144	189	348	386	511
Interest and other finance expense	(554)	(315)	(571)	(453)	(631)
Income from continuing operations before taxes and minority interest	246	220	294	996	770
Provision for taxes	(78)	(74)	(87)	(264)	(196)
Minority interest	(82)	(71)	(36)	(40)	(27)
Income from continuing operations	86	75	171	692	547
Income (loss) from discontinued operations, net of tax(4)	(853)	(858)	(837)	751	813
Cumulative effect of change in accounting principles (SFAS 133), net of tax(5)	—	—	(63)	—	—
Net income (loss)	(767)	(783)	(729)	1,443	1,360
Basic earnings (loss) per share(6):
Income from continuing operations	0.07	0.07	0.15	0.59	0.46
Net income (loss)	(0.63)	(0.70)	(0.64)	1.22	1.15
Diluted earnings (loss) per share(6):
Income (loss) from continuing operations	0.07	(0.10)	0.15	0.58	0.46
Net income (loss)	(0.63)	(0.83)	(0.64)	1.22	1.15

BALANCE SHEET DATA(1):

	December 31,
	2003	2002	2001		2000		1999
	(audited)	(audited)	(unaudited)		(unaudited)		(unaudited)
	($ in millions)
Cash and equivalents	4,669	2,336	2,311		1,185		1,364
Marketable securities	473	589	1,229		2,340		2,981
Total assets	30,413	29,533	32,305		30,962		30,613
Long-term borrowings	6,290	5,358	4,999		3,760		3,018
Total debt(7)	7,887	7,928	9,700		7,280		6,334
Capital stock and additional paid-in capital	3,067	2,027	2,028		2,082		2,071
Total stockholders' equity	3,026	1,013	1,975	(9)	5,171	(9)	4,271
Net operating assets(8)	9,686	9,826	9,478		10,612		9,863

CASH FLOW DATA(1):

	Year ended December 31,
	2003	2002	2001	2000	1999
	(audited)	(audited)	(audited)	(audited)	(unaudited)
	($ in millions)
Net cash provided by (used in) operating activities	(161)	19	1,983	747	371
Net cash provided by (used in) investing activities	754	2,651	(1,218)	(489)	(109)
Net cash provided by (used in) financing activities	1,591	(2,812)	677	(392)	(1,187)

OTHER FINANCIAL AND OPERATING DATA(1):

	Year ended December 31,
	2003	2002	2001	2000		1999
	(audited)	(audited)	(audited)	(unaudited)		(unaudited)
	($ in millions)
Purchases of property, plant and equipment	547	602	761	553	(9)	839
Depreciation and amortization(4)	585	611	787	836	(9)	795
Research and development	613	547	590	657		820
Order-related development(10)	317	248	404	554		770

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

(2)
Includes goodwill amortization of $148 million, $147 million and $131 million in 2001, 2000 and 1999, respectively. In accordance with the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, after January 1, 2002, goodwill is no longer amortized but is charged to operations when specified tests indicate that the goodwill is impaired. For additional information, see Note 2 to the Consolidated Financial Statements.

(3)
During 2003, 2002, 2001, 2000 and 1999, we incurred restructuring charges and related asset write-downs of $325 million, $270 million, $221 million, $192 million and $141 million, respectively, relating to a number of restructuring initiatives throughout the world. The restructuring costs incurred in 2002, 2001, 2000 and 1999 were accrued in the respective periods pursuant to the requirements of EITF 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The restructuring costs incurred in 2003 were accrued pursuant to the requirements of Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities.

(4)
In 2003 and 2002, we recorded losses of $496 million and $127 million, respectively, relating to our Oil, Gas and Petrochemicals businesses. In 2003, 2002 and 2001, we recorded charges of $145 million, $420 million and $470 million, respectively, related to the retained asbestos liability of our disposed power generation segment. During 2000, we recorded gains on the disposal of our power generation segment, which included our investment in ABB ALSTOM POWER NV and our nuclear business, which were partly offset by a $70 million provision related to our retained asbestos liability, a $300 million provision for estimated environmental remediation costs, $136 million of accumulated foreign currency translation losses and operating losses associated with these businesses. In 1999, we recorded a gain on the formation of a joint venture with ALSTOM S.A., ABB ALSTOM POWER NV, as well as a gain on the disposal of our transportation segment, offset by a $300 million provision related to our retained asbestos liability and contract loss provisions of $560 million. As a result, our Consolidated Financial Statements present the net assets and results of operations of these segments, including charges incurred subsequent to the disposals, as discontinued operations. For additional information, see "Item 5. Operating and Financial Review and Prospects" and Note 18 to the Consolidated Financial Statements.

  Prior to 2001, we estimated certain reserves for unpaid claims and expenses in our Insurance business by calculating the present value of funds required to pay losses at future dates. As of 2001, the timing and amount of future claims payments have become more uncertain. Therefore, the discounted value can no longer be reliably estimated. Instead, we now show the expected future claims at full face value, resulting in a net charge of $295 million in income (loss) from discontinued operations, net of tax in the 2001 Consolidated Income Statement. For additional information, see "Item 5. Operating and Financial Review and Prospects" and Note 3 to the Consolidated Financial Statements.

(5)
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

(6)
The number of shares and earnings per share data in the Consolidated Financial Statements have been presented as if ABB Ltd shares had been issued for all periods presented and as if the four-for-one split of ABB Ltd shares in May 2001 had occurred as of the earliest period presented.

  Basic earnings (loss) per share is calculated by dividing income (loss) by the weighted average number of shares outstanding during the year. Diluted earnings per share is calculated by dividing income (loss) by the weighted average number of shares outstanding during the year, assuming that all potentially dilutive securities were exercised and that any proceeds from such exercises were used to acquire shares of our stock at the average market price during the year or the period the securities were outstanding, if shorter. Potentially dilutive securities comprise: outstanding written call options, if dilutive; the securities issued under our management incentive plan, to the extent the average market price of our stock exceeded the exercise prices of such instruments; shares issuable in relation to outstanding convertible bonds, if dilutive; and outstanding written put options, for which net share settlement at average market price of our stock was assumed, if dilutive (see Notes 2, 22 and 24 to the Consolidated Financial Statements).

(7)
Total debt, also referred to as total borrowings, is equal to the sum of short-term borrowings and long-term borrowings.

(8)
Net operating assets is calculated based upon total assets (excluding cash and equivalents, marketable securities, current loans receivable, taxes and deferred charges) less total liabilities (excluding borrowings, taxes, provisions and pension-related liabilities).

(9)
Audited.

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

        Dividends may be paid only if ABB Ltd has sufficient distributable profits from previous fiscal years or sufficient free reserves to allow the distribution of a dividend. In addition, at least 5% of ABB Ltd's annual net profits must be retained and booked as general legal reserves, unless these reserves already amount to 20% of ABB Ltd's nominal share capital. As a holding company, ABB Ltd's main sources of income are dividend, interest and debt payments from its subsidiaries. At December 31, 2003, of the CHF 8,942 million of stockholders' equity recorded in the unconsolidated statutory financial statements of ABB Ltd prepared in accordance with Swiss law, CHF 5,176 million was share capital, CHF 2,192 million was restricted, CHF 1,533 million was unrestricted and CHF 41 million was available for distribution.

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

        Dividends are usually due and payable no earlier than three trading days after the shareholders' resolution. Dividends for which no payment has been requested within five years after the due date accrue to ABB Ltd and are allocated to its free reserves. For information about the deduction of withholding taxes from dividend payments, see "Item 10. Additional Information—Taxation."

        We have established a dividend access facility for shareholders who are resident in Sweden under which these shareholders may register with Värdepapperscentralen VPC AB (Sweden) ("VPC"), as holder of up to 600,004,716 shares, and receive dividends in Swedish kronor equivalent to the dividend paid in Swiss francs without deduction of Swiss withholding tax. For further information, see "Item 10. Additional Information—Taxation."

        Because ABB Ltd pays cash dividends, if any, in Swiss francs (subject to the exception for certain shareholders in Sweden described above), exchange rate fluctuations will affect the U.S. dollar amounts received by holders of ADSs upon conversion of those cash dividends by Citibank, N.A., the depositary, in accordance with the Amended and Restated Deposit Agreement dated May 7, 2001.

        The following table sets forth in Swiss francs and in U.S. dollars (translated at the noon buying rate on December 31, 2003) the dividend paid per share with respect to the years ended December 31, 2002, 2001, 2000 and 1999. The board of directors has proposed that no dividend be paid with respect to the year ended December 31, 2003.

	Dividend per share
Year ended December 31,	(CHF)	($)
2002	—	—
2001	—	—
2000	0.75	0.61
1999	0.75	0.61

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

        We are subject to ongoing litigation and potentially substantial liabilities arising out of asbestos claims from discontinued operations.

        When we sold our 50% interest in ALSTOM POWER NV, formerly ABB ALSTOM POWER NV ("ALSTOM POWER"), to ALSTOM S.A. ("ALSTOM") in May 2000, we retained ownership of Combustion Engineering Inc. ("Combustion Engineering"), a subsidiary that had conducted part of our discontinued power generation business and that now owns commercial real estate that it leases to third parties. Together with other third parties, Combustion Engineering is a co-defendant in numerous lawsuits in the United States in which the plaintiffs claim damages for personal injury arising from exposure to asbestos in equipment or materials that Combustion Engineering allegedly supplied or was responsible for, primarily during the early 1970s and before. Other ABB Group entities have sometimes been named as defendants in asbestos claims. These entities include ABB Lummus Global Inc. ("Lummus") (which is part of our Oil, Gas and Petrochemicals business and was formerly a subsidiary of Combustion Engineering) and Basic Incorporated ("Basic") (which is currently a subsidiary of Asea Brown Boveri Inc. and was formerly a subsidiary of Combustion Engineering).

        The creation of the CE Settlement Trust and the pursuit of a pre-packaged bankruptcy plan.

        In October 2002, we and Combustion Engineering determined that it was likely that the expected asbestos-related costs of Combustion Engineering would exceed the value of its assets ($812 million as of September 30, 2002 and $828 million as of December 31, 2002) if its historical settlement patterns continued into the future. We and Combustion Engineering determined to resolve the asbestos liability of Combustion Engineering and its affiliates by reorganizing Combustion Engineering under Chapter 11, the principal business reorganization chapter of the U.S. Bankruptcy Code. We and Combustion Engineering determined to structure the Chapter 11 reorganization as a "pre-packaged plan," in which acceptances of the plan would be solicited prior to the filing of the Chapter 11 case, thus reducing the duration and expense of the bankruptcy proceedings.

        On November 22, 2002, Combustion Engineering and the asbestos claimants' representatives entered into an agreement for settling open asbestos-related personal injury claims that had been lodged against Combustion Engineering prior to November 15, 2002 (the "Master Settlement Agreement"). Combustion Engineering also agreed, pursuant to the Master Settlement Agreement, to form and fund a CE Settlement Trust (the "CE Settlement Trust") to fund and administer the payment of asbestos-related personal injury claims settled under the Master Settlement Agreement. See "Item 5. Operating and Financial Review and Prospects—Contingencies and Retained Liabilities—Asbestos Liability."

        On January 17, 2003, we announced that we and Combustion Engineering had reached an agreement on a proposed pre-packaged plan with certain representatives of asbestos claimants with existing asbestos-related personal injury claims against Combustion Engineering (encompassing claimants who had lodged claims prior to November 15, 2002 and claimants who had lodged claims after that date and were not eligible to participate in the Master Settlement Agreement), and with the proposed representative of persons who may be entitled to bring asbestos-related personal injury claims in the future. The pre-packaged plan provides for the creation of a trust, the Asbestos PI Trust, which is separate and distinct from the CE Settlement Trust, and addresses "Asbestos PI Trust Claims," which consist of present and future asbestos-related personal injury claims (including the claims previously settled pursuant to the Master Settlement Agreement only to the extent of any unpaid portions thereof) that arise directly or indirectly from any act, omission, products or operations of Combustion Engineering, Lummus or Basic. If the pre-packaged plan ultimately becomes effective, a channelling injunction would be issued under the U.S. Bankruptcy Code pursuant to which the Asbestos PI Trust Claims against ABB Ltd and its affiliates (including Combustion Engineering, Lummus and Basic), would be channelled to the Asbestos PI Trust. This would mean that the sole recourse of a holder of an Asbestos PI Trust Claim would be to the Asbestos PI Trust and such holder would be barred from asserting such a claim against ABB Ltd and its affiliates (including Combustion Engineering, Lummus and Basic). A preliminary injunction is currently in force.

        The bankruptcy litigation and appeal process.

        The pre-packaged plan, including the channelling order, will become effective when the U.S. Bankruptcy Court recommends the issuance of a confirmation order (which occurred on July 10, 2003), the confirmation order is entered by the U.S. District Court (which occurred on August 8, 2003) and has become a final order that is not subject to appeal, and the other conditions to the effectiveness of the pre-packaged plan have been satisfied.

        On June 23, 2003, the U.S. Bankruptcy Court issued an Order Approving the Disclosure Statement but Recommending Withholding of Confirmation of the Plan of Reorganization for Combustion Engineering for Ten Days (the "Ruling") and related findings of fact. See "Item 5. Operating and Financial Review and Prospects—Contingencies and Retained Liabilities—Asbestos Liability." On July 10, 2003, the U.S. Bankruptcy Court issued a Supplemental and Amendatory Order Making Additional Findings and Recommending Confirmation of Plan of Reorganization (the "Supplemental Ruling"). The Supplemental Ruling recommended to the U.S. District Court, among other things, that the pre-packaged plan be confirmed.

        Following the issuance of the Supplemental Ruling, interested parties had a period during which they could appeal the Ruling and the Supplemental Ruling. This appeal period expired on July 24, 2003. A number of interested parties, including a small number of asbestos claimants and certain insurance companies which historically have provided insurance coverage to Combustion Engineering, Basic and Lummus, filed appeals based on various objections to the Plan, as described in "Item 5. Operating and Financial Review and Prospects—Contingencies and Retained Liabilities—Asbestos Liability."

        The U.S. District Court held a hearing on July 31, 2003 with respect to the appeals and entered its confirmation order on August 8, 2003. The U.S. Federal Third Circuit Court of Appeals granted a motion for expedition of appeals and ordered that all briefs were to be filed by October 7, 2003. The Circuit Court has set June 3, 2004 as the date for the hearing. We cannot be certain of the duration or outcome of the appeal process. Regardless of whether or not the pre-packaged plan becomes effective, the Master Settlement Agreement, which settles the amount of and provides for the partial payment on approximately 110,000 asbestos claims, remains effective. See "Item 5. Operating and Financial Review and Prospects—Contingencies and Retained Liabilities—Asbestos Liability" and Note 18 to our Consolidated Financial Statements.

        Ongoing exposure.

        Based on our expectation that the pre-packaged plan ultimately will become effective, we have recorded a provision of $813 million as of December 31, 2003, reflected in our Consolidated Balance Sheet, for resolution of the asbestos-related personal injury claims against Combustion Engineering, Lummus and Basic. Nonetheless, we cannot be certain of the duration of the asbestos-related litigation process, its outcome or its eventual cost to us. In particular, ongoing asbestos-related litigation resulting from a prolonged appeals process may hinder our ability to raise funds through capital markets transactions or otherwise, thereby limiting our ability to reduce our indebtedness. If the confirmation of the pre-packaged plan is later overturned, our ultimate liability for the resolution of asbestos-related personal injury claims and our reserves related thereto might change in a manner that would be uncertain and could have a material adverse impact on our business, consolidated financial condition, results of operations and cash flows.

        For further information on the asbestos-related personal injury litigation, see "Item 5. Operating and Financial Review and Prospects—Contingencies and Retained Liabilities—Asbestos Liability."

        If we are not able to comply with the covenants contained in our new $1 billion credit facility, our financial position may be adversely affected.

        We entered into a three-year $1 billion credit facility on November 17, 2003. The new credit facility became available in December 2003. It contains certain financial covenants in respect of minimum interest coverage, maximum net leverage and a minimum level of consolidated net worth, as well as specific negative pledges. If we are unable to comply with the covenants in the new credit facility, we may be required to renegotiate the facility with our lenders or to replace it in order not to default under it. We can offer no assurance that we would be able to renegotiate or replace the facility on terms that are acceptable to us, if at all. At December 31, 2003 and March 31, 2004, nothing was drawn under the new facility and we currently do not intend to draw on it. See "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities."

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

        Some customers will require that performance guarantees be issued by a financial institution in the form of a letter of credit, surety bond or other financial guarantee. If we cannot obtain such a guarantee from a financial institution on reasonable terms, we could be prevented from bidding on or obtaining the contract or our costs would be higher, which would reduce the profitability of the contract. Financial institutions will consider our credit ratings and financial position in the guarantee approval process. Our current credit rating and financial position do not prevent us from obtaining such guarantees from financial institutions, but they can make the process more difficult or expensive. Although our ability to obtain such guarantees has significantly improved in a number of countries in recent months, if we find that we cannot obtain sufficient guarantees from financial institutions in the future, there could be a material impact on our business, financial condition, results of operations or liquidity.

        We have retained performance guarantees related to our divested power generation business.

        We have retained performance guarantees related to the power generation business that we contributed to the former ABB ALSTOM POWER joint venture. The guarantees primarily consist of performance guarantees, advance payment guarantees, product warranty guarantees and other miscellaneous guarantees under certain contracts such as indemnification for personal injuries and property damages, taxes and compliance with labor laws, environmental laws and patents. The guarantees have maturity dates ranging from one to ten years and in some cases have no definite expiry. ALSTOM and its subsidiaries have primary responsibility for performing the obligations that are the subject of the guarantees. In connection with the sale to ALSTOM of our interest in the joint venture in May 2000, ALSTOM, (the parent company), and ALSTOM POWER (the former joint venture entity) have undertaken jointly and severally to fully indemnify us and hold us harmless against any claims arising under these guarantees. Due to the nature of product warranty guarantees and certain other guarantees, we are unable to develop an estimate of the maximum potential amount of future payments for these guarantees. Our best estimate of the total maximum potential exposure under all quantifiable guarantees we issued on behalf of our former power generation business was approximately $1.2 billion as of December 31, 2003. This maximum potential exposure, as required by Financial Accounting Standards Board Interpretation No. 45 ("FIN 45"), is based on the original guarantee or contract amount and does not reflect any discounting of our assessment of actual exposure under the guarantees.

        As of December 31, 2003, no losses have been recognized in connection with the guarantees relating to the divested power generation business. We have not concluded that a loss is probable under these guarantees and, therefore, we have not recorded a provision as of December 31, 2003. However, if we are required to fund payments under these guarantees following a failure of the divested power generation business to perform its obligations, and if ALSTOM is unable to fulfill its undertaking to indemnify us, we could incur material losses. See "Item 5. Operating and Financial Review and Prospects—Contractual Obligations and Commercial Commitments—Commercial Commitments—Commitments Relating to Disposed Businesses."

        We have retained liability for environmental remediation costs relating to businesses that we sold in 2000, and we could be required to make payments in respect of these retained liabilities in excess of established reserves.

        We retained liability for environmental remediation costs at two sites in the United States that were operated by our nuclear technology business, which we sold in April 2000 to British Nuclear Fuels plc ("BNFL"). We have retained all environmental liabilities associated with our Combustion Engineering subsidiary's Windsor, Connecticut facility and a portion of the liabilities associated with our ABB C-E Nuclear Power, Inc. subsidiary's Hematite, Missouri facility. The primary environmental liabilities associated with these sites relate to the costs of remediating radiological and chemical contamination upon decommissioning the facilities. Based on information that BNFL has made publicly available, we believe remediation may take until 2013 at the Hematite site and until 2008 at the Windsor site. At the Windsor site, we believe that a significant portion of such remediation costs will be the responsibility of the U.S. government pursuant to federal law, although the exact amount of such responsibility cannot reasonably be estimated. In connection with the sale of the nuclear business in April 2000, we established a reserve of $300 million in respect of estimated remediation costs related to these facilities. Expenditures charged to the remediation reserve were $6 million, $12 million and $6 million during 2003, 2002 and 2001, respectively. It is possible that we could be required to make expenditures in excess of the reserve, in a range of amounts that cannot reasonably be estimated. See "Item 5. Operating and Financial Review and Prospects—Contingencies and Retained Liabilities—Environmental."

        Bidding on large, long-term fixed price projects exposes our businesses to risk of loss.

        Approximately 8% of the total U.S. dollar amount of orders booked in 2003 were "large orders," which we define as orders from third parties involving at least $15 million worth of products or systems. Portions of our business involve orders related to long-term projects that can take many months or even years to complete. Additionally, such projects are typically performed on a fixed price or turnkey basis and are awarded on a competitive bidding basis. We may expend significant resources, both in management time as well as money, on bidding for projects that we are not awarded.

        Risks are inherent in fixed-priced contracts because of the possibility of underbidding and the fact that we assume substantially all of the risks associated with completing the project and the post-completion warranty obligations. We also assume the project's technical risk, meaning that we must tailor our products and systems to satisfy the technical requirements of a project even though, at the time we are awarded the project, we may not have previously produced such a product or system. The revenue, cost and gross profit realized on such contracts can vary, sometimes substantially, from our original projections because of changes in conditions, including but not limited to:

  •
  unanticipated technical problems with the equipment being supplied or developed by us which may require that we spend our own money to remedy the problem;

  •
  changes in the cost of components, materials or labor;

  •
  difficulties in obtaining required governmental permits or approvals;

  •
  project modifications creating unanticipated costs;

  •
  delays caused by local weather conditions; and

  •
  suppliers' or subcontractors' failure to perform.

        These risks are exacerbated if the duration of the project is long-term because there is an increased risk that the circumstances upon which we originally bid and developed a price will change in a manner that increases our costs. In addition, we sometimes bear the risk of delays caused by unexpected conditions or events. Our long-term, fixed-price projects often make us subject to penalties if we cannot complete portions of the project in accordance with agreed-upon time limits. Therefore, losses can result from performing large, long-term projects on a fixed-price or turnkey basis. For example, in 2003 the operating income of our Oil, Gas and Petrochemicals business was adversely affected by cost overruns amounting to $443 million, primarily relating to four large, long-term, fixed-price projects in the downstream business which had been contracted prior to 2002.

        In connection with large, long-term projects, we routinely undertake substantial customer- and project-specific development efforts. In 2003 and 2002, we incurred order-related development expenditures of approximately $317 million and $248 million, respectively. Order-related development amounts are initially recorded in inventories as part of the work in progress of a contract and then are reflected in cost of sales at the time revenue is recognized in accordance with our accounting policies. To the extent that revenues on these projects cannot be recognized, we would not recover the order-related development expenditures. Additionally, to the extent that order-related development expenditures in a specific project exceed expectations, the profit margin on that project will be adversely affected.

  We may continue to experience losses under some long-term contracts.

        In several of our businesses, including the downstream business of our Oil, Gas and Petrochemicals division, the remaining portions of our Building Systems business and certain businesses within our Power Technologies and Automation Technologies divisions, we continue to be party to long-term, fixed price contracts. Some of these contracts have resulted in losses due to, among other things, our inability to make proper estimates during the tendering process and weaknesses in project execution that have caused cost overruns. In 2002, the Oil, Gas and Petrochemicals business reported losses from cost overruns amounting to approximately $224 million. To address the weaknesses that we believed contributed to these losses, in 2002 we adopted a selective bidding approach aimed at reducing project risks and securing better margins. However, our new approach may not be successful and, in any event, we have in 2003 and may continue in the future to experience losses on the contracts we entered into prior to adopting our new approach until they expire or are terminated. For example, in 2003 the operating income of our Oil, Gas and Petrochemicals business was adversely affected by cost overruns amounting to $443 million, primarily relating to four large, long-term, fixed-price projects in the downstream business which had been contracted prior to 2002.

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

        The principal competitors for our automation technology products and services include Emerson Electric Co., Honeywell International, Inc., Invensys plc, Schneider Electric S.A. and Siemens AG. We primarily compete with Areva S.A. (which acquired ALSTOM's transmission and distribution division in January 2004), Schneider Electric SA and Siemens AG in sales of our power technology products and systems to our utilities customers. The principal competitors with our Oil, Gas and Petrochemicals business include Aker Kvaerner ASA, Bechtel Group, Inc., Cooper Cameron Corporation, FMC Technologies, Inc., Fluor Corporation, Halliburton Company and Technip-Coflexip S.A. All of our competitors are sophisticated companies with significant resources that may develop products and services that are superior to our products and services or may adapt more quickly than we do to new technologies, industry changes or evolving customer requirements. Our failure to anticipate or respond quickly to technological developments or customer requirements could adversely affect our business, results of operations, financial condition and liquidity.

  Industry consolidation could result in more powerful competitors and fewer customers.

        Competitors of all of our business divisions are consolidating. In particular, the automation industry is undergoing consolidation that is reducing the number but increasing the size of companies that compete with us. As our competitors consolidate, they likely will increase their market share, gain economies of scale that enhance their ability to compete with us and/or acquire additional products and technologies that could displace our product offerings.

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

        Our business is affected by the global economic and political climate. A major terrorist event or prolonged military action could adversely affect our business, financial condition and results of operations.

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

        In periods of slow growth or decline, our customers are more likely to decrease expenditures on the types of products and systems we supply and we are more likely to experience decreased revenues as a result. Although we expect continued growth in Asia, investments by our customers in Europe and the Americas may continue to be weak. Our Power Technologies division is affected mainly by the level of investments by utilities, and our Automation Technologies division is affected by conditions in a broad range of industries, including the automotive, pharmaceutical, pulp and paper, metals and minerals and manufacturing and consumer industries. Our Oil, Gas and Petrochemicals business is affected by conditions in the oil, gas and petrochemicals industry. If the current global economic and political climate fails to improve, this could have a material adverse effect on our business, financial condition, results of operations and liquidity.

        We are subject to environmental laws and regulations in the countries in which we operate. We incur costs to comply with such regulations, and our ongoing operations may expose us to environmental liabilities.

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

  •
  If our power technology products and systems are defective, there is a substantial risk of fires, explosions and power surges and significant damage to electricity generating, transmission and distribution facilities.

  •
  If our automation technology products and systems are defective, our customers could suffer significant damage to facilities that rely on these products and systems to properly monitor and control their manufacturing processes.

  •
  Our Oil, Gas and Petrochemicals business makes and installs equipment and systems used in oil and gas exploration, production and refining. These products handle petroleum-based substances which can be highly combustible and which can result in significant fires or explosions if we improperly design, manufacture or install equipment.

        If a very large product liability claim were sustained, our insurance protection might not be adequate or sufficient to cover such a claim in terms of paying any awards or settlements, and/or paying for our defense costs. If a litigant were successful against us, a lack or insufficiency of insurance coverage could result in an adverse effect on our business, financial condition, results of operations and liquidity. Additionally, a well-publicized actual or perceived problem could adversely affect our market reputation which could result in a decline in demand for our products.

        Our operations in emerging markets expose us to risks associated with conditions in those markets.

        An increasing amount of our operations are conducted in the emerging markets of Latin America, Asia, the Middle East and Africa. In 2003, approximately 30% of our consolidated revenues were generated from these emerging markets. Operations in emerging markets present risks that are not encountered in countries with well-established economic and political systems, including:

  •
  economic instability, which could make it difficult for us to anticipate future business conditions in these markets, cause delays in the placement of orders for projects that we have been awarded and subject us to volatile markets;

  •
  political or social instability, which makes our customers less willing to make investments in such regions and complicates our dealings with governments regarding permits or other regulatory matters, local businesses and workforces;

  •
  boycotts and embargoes that may be imposed by the international community on countries in which we operate, which could adversely affect the ability of our operations in those countries to obtain the materials necessary to fulfill contracts and our ability to pursue business or establish operations in those countries;

  •
  significant fluctuations in interest rates and currency exchange rates;

  •
  the imposition of unexpected taxes or other payments on our revenues in these markets; and

  •
  the introduction of exchange controls and other restrictions by foreign governments.

        In addition, the legal and regulatory systems of the emerging markets identified above are less developed and less well-enforced than in industrialized countries. Therefore, our ability to protect our contractual and other legal rights in those regions could be limited. We cannot offer any assurance that our exposure to conditions in emerging markets will not adversely affect our business, financial condition, results of operations and liquidity.

        Our Oil, Gas and Petrochemicals business may experience losses if the oil and gas industry generally experiences a downturn.

        Our Oil, Gas and Petrochemicals business, which we intend to divest, depends on the condition of the oil and gas industry and particularly on capital expenditure budgets of the companies engaged in the exploration, development and production of oil and gas. Our upstream oil and gas activities are substantially dependent on the condition of the offshore exploration and development market. The prices of oil and gas and their uncertainty in the future, along with forecasted growth in world oil and gas demand, will strongly influence the extent of offshore exploration and development activities. Offshore oil and gas field capital expenditures also are influenced by the sale and expiration dates of offshore leases, the discovery rate of new oil and gas reserves in offshore areas, local and international political and economic conditions, environmental regulation, coordination by the Organization of Petroleum Exporting Countries, the ability of oil and gas companies to access or generate capital and the cost of such capital. Similarly, our businesses that provide products, systems and services to the downstream refining and petrochemical industry are affected by capital expenditure budgets of our customers, which are, in turn, affected by refinery margins and prices for petrochemical products such as ethylene and polypropylene. In 2003, the Oil, Gas and Petrochemicals business generated revenues of $3,374 million. These revenues are contained in the results of discontinued operations, reflecting our intention to sell this business. An adverse effect on the financial results of this division could have a material adverse effect on our consolidated results of operations.

        Our international operations expose us to the risk of fluctuations in currency exchange rates.

        Currency Translation Risk.    The results of operations and financial position of most of our non-U.S. subsidiaries are reported in the currencies of countries in which those subsidiaries reside. That financial information is then translated into U.S. dollars at the applicable exchange rates for inclusion in our Consolidated Financial Statements. In 2003, approximately 78% of our consolidated revenues were generated in local currencies and translated into U.S. dollars. Of that amount, the following percentages were reported in the following local currencies:

  •
  Euro, approximately 32%;

  •
  Swedish krona, approximately 9%;

  •
  Swiss franc, approximately 5%;

  •
  Norwegian krone, approximately 6%; and

  •
  Pound sterling, approximately 3%.

        The exchange rates between these currencies and the U.S. dollar fluctuate substantially, which has a significant translation effect on our reported consolidated results of operations and financial position. In 2003 as in 2002, the U.S. dollar continued to depreciate against most of the currencies in which our subsidiaries reported results of operations, which represented a reversal of the appreciation of the U.S. dollar against these currencies in 2001. In particular, in 2003 the U.S. dollar weakened by approximately 20% (2002: 6%) against the euro, 16% (2002: 8%) against the Swiss franc, 14% (2002: 13%) against the Norwegian krone and 20% (2002: 7%) against the Swedish krona. This resulted in an increase of reported revenues and earnings before interest and taxes when consolidated and translated in U.S. dollars of 12% and 8%, respectively, when based on average annual exchange rates of 2003 compared to average annual exchange rates of 2002. The resulting increase of reported revenues and earnings before interest and taxes when consolidated and translated into U.S. dollars was 3% and 4%, respectively, when based on average annual exchange rates of 2002 compared to average annual exchange rates of 2001.

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

        Currency exchange rate fluctuations in those currencies in which we incur our principal manufacturing expenses (the euro, Swedish krona and Swiss franc) may distort competition between us and our competitors whose costs are incurred in other currencies. If our principal currencies appreciate in value against such other currencies, our competitiveness may be weakened. For further information on our currency translation and transaction risk, see "Item 11. Quantitative and Qualitative Disclosures about Market Risk—Currency Fluctuations and Foreign Exchange Risk."

        We may encounter difficulty in managing our business due to the global nature of our operations.

        We operate in approximately 100 countries around the world and employ approximately 116,000 people. As of December 31, 2003, approximately 61% of our employees were located in Europe, approximately 16% in the Americas, approximately 13% in Asia and approximately 10% in the Middle East and Africa. In order to manage our day-to-day operations, we must overcome cultural and language barriers and assimilate different business practices. In addition, we are required to create compensation programs, employment policies and other administrative programs that comply with the laws of multiple countries. We also must communicate and monitor group-wide standards and directives across our global network. Our failure to successfully manage our geographically diverse operations could impair our ability to react quickly to changing business and market conditions and to enforce compliance with group-wide standards and procedures.

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

        During 2002 and 2003, we undertook an investigation of potentially improper business conduct within our Oil, Gas and Petrochemical division. In such internal investigations, we uncovered a limited number of improper payments by some of our employees and agents in the upstream business in Africa, Central Asia, and South America, which we voluntarily disclosed to the U.S. Department of Justice and the U.S. Securities and Exchange Commission. The payments, which violated our internal policies on business ethics, were made in order to obtain from local officials confidential information and commercial advantages, including with respect to contracts on which we were bidding. We have hired outside counsel and auditors (other than our auditors) to assist us in a compliance review to determine whether other instances of improper payments exist. The compliance review is being conducted jointly with the purchaser of the upstream part of the Oil, Gas and Petrochemicals business and with the purchaser's outside counsel and auditors, and satisfactory completion and disposition of the matters under review is a condition to the completion of the sale of this portion of the business. For more information, see "Item 5. Operating and Financial Review and Prospects—Acquisitions, Investments and Divestitures—Divestitures—Pending Divestitures" and "Item 8. Financial Information—Legal Proceedings."

Item 4. Information on the Company

INTRODUCTION

        We are a global provider of power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. We serve electric, gas and water utilities, as well as industrial and commercial customers, with a broad range of products, systems and services for power transmission, distribution and power plant automation. We also deliver automation systems for measurement, control, motion, protection and plant optimization across a full range of industries. We apply our expertise to develop creative ways of integrating our products and systems with our customers' business processes to enhance their productivity and efficiency.

History of the ABB Group

        The ABB Group was formed in 1988 through a merger between Asea AB and BBC Brown Boveri AG. Initially founded in 1883, Asea AB was a major participant in the introduction of electricity into Swedish homes and businesses and in the development of Sweden's railway network. In the 1940s and 1950s, Asea AB expanded into the power, mining and steel industries. Brown Boveri & Cie. (later renamed BBC Brown Boveri AG) was formed in Switzerland in 1891 and initially specialized in power generation and turbines. In the early to mid-1900s, it expanded its operations throughout Europe and broadened its business operations to include a wide range of electrical engineering activities.

        In January 1988, Asea AB and BBC Brown Boveri AG each contributed almost all of their businesses to newly formed ABB Asea Brown Boveri Ltd, of which they each owned 50%. In 1996, Asea AB was renamed ABB AB and BBC Brown Boveri AG was renamed ABB AG. In February 1999, the ABB Group announced a group reconfiguration designed to establish a single parent holding company and a single class of shares. ABB Ltd was incorporated on March 5, 1999, under the laws of Switzerland. In June 1999, ABB Ltd became the holding company for the entire ABB Group. This was accomplished by having ABB Ltd issue shares to the shareholders of ABB AG and ABB AB, the two publicly traded companies that formerly owned the ABB Group. The ABB Ltd shares were exchanged for the shares of those two companies, which, as a result of the share exchange and certain related transactions, became wholly owned subsidiaries of ABB Ltd, and are no longer publicly traded. ABB Ltd shares are currently traded on the SWX Swiss Exchange (virt-x), the Stockholm Exchange, the New York Stock Exchange (in the form of ADSs), the Frankfurt Exchange and the London Stock Exchange.

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

        Effective January 1, 2003, we further realigned our business divisions to combine the Power Technology Products division and the Utilities division into a new Power Technologies division and the Automation Technology Products division and the Industries division into a new Automation Technologies division. Our Oil, Gas and Petrochemicals division, which we intend to divest, was reclassified as a discontinued operation along with a number of other businesses. Our remaining activities were grouped into a Non-Core Activities division. We began reporting our financial results to reflect this new structure starting with our results for the three months ended March 31, 2003.

        We streamlined our divisional structure to sharpen our focus on power and automation technologies, to increase efficiency and to create a sustainable lower cost base. We consider the Power Technologies and Automation Technologies divisions to be our core divisions, and our management is focusing its attention on, and investments in, these divisions.

        Our Non-Core Activities division comprises businesses and activities that are not integral to our focus on our power and automation technologies and that we are considering for sale, winding down or otherwise discontinuing. For a description of the businesses grouped within the Non-Core Activities division, see "—Business Divisions—Non-Core Activities."

        The components of our Corporate division, as well as the activities that are classified as discontinued operations, are described in detail under "—Business Divisions—Corporate/Other" and "—Discontinued Operations."

        The following table sets forth the amount and percentage of ABB Group revenues derived from each of our business divisions for the fiscal years ended December 31, 2003 and 2002, based on our current organizational structure:

	Revenues Year ended December 31,		Percentage of Revenues Year ended December 31,
	2003	2002	2003	2002
	($ in millions)		(%)
Power Technologies	7,680	6,963	38	37
Automation Technologies	9,897	8,464	49	45
Non-Core Activities	2,537	3,447	13	18

Subtotal	20,114	18,874	100	100

Corporate/Other and Eliminations	(1,319)	(1,408)

Consolidated Revenues	18,795	17,466

        For a breakdown of our consolidated revenues derived from each geographic region in which we operate, see "Item 5. Operating and Financial Review and Prospects—Summary Financial Data."

        Our principal corporate offices are located at Affolternstrasse 44, CH-8050 Zurich, Switzerland, telephone number +41-43-317-7111. Our agent for U.S. federal securities law purposes is ABB Holdings Inc., located at 501 Merritt 7, Norwalk, Connecticut 06851.

Cost Reduction Initiatives

        In 2002, we introduced the Step Change Program, which is designed to increase the competitiveness of our core divisions, reduce overhead costs and streamline operations, expected to result in approximately $900 million of cost savings on an annual basis by 2005. We expect the savings to be roughly evenly divided between our two core divisions, Power Technologies and Automation Technologies, and a third category of overhead and headquarters costs. The primary focus of the program is on the 19 countries in which we have our largest operations. We expect approximately 50% of the cost savings to be achieved in our four largest country operations, Germany, Sweden, Switzerland and the United States. In addition to eliminating between 10,000 and 12,000 jobs over the period, the Step Change Program involves over 1,400 specific measures, identified and executed by each business unit, aimed at reducing costs. As of December 31, 2003, we had completed approximately two-thirds of our 1,400 initiatives.

        As part of our initiative to streamline operations, in June 2003 we entered into a ten-year agreement with IBM pursuant to which IBM will take responsibility for the operation and support of information systems infrastructure in 13 countries in Europe and North America as well as our headquarters, representing approximately 90% of our information systems infrastructure. The agreement involved the transfer to IBM of 780 ABB employees, in addition to the 380 employees transferred under pilot programs prior to 2003. The final transfer of responsibilities took place in September 2003.

        For more information on the Step Change Program, see "Item 5. Operating and Financial Review and Prospects—Restructuring Expenses—Step Change Program."

BUSINESS DIVISIONS

Power Technologies Division

  Overview

        The Power Technologies division serves electric, gas and water utilities as well as industrial and commercial customers, with a broad range of products, systems and services for power transmission, distribution and power plant automation. The division had 149 manufacturing plants and 38,700 employees as of January 1, 2004.

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

  •
  Replacing and modernizing assets and investing in information technology-based control and monitoring equipment and communications networks to control and supervise power networks based on instantaneous access to information.

  •
  Upgrading current technologies and introducing new technologies to improve network reliability, increase network power rating and enhance the control of power flow through existing transmission and distribution assets.

  Business Areas

        The following table sets forth the approximate proportion of the Power Technologies division's revenue generated in 2003 by each of the business areas in the division:

Business Area	Proportion of Division Revenues
Power Systems	28%
Utility Automation Systems	15%
High-Voltage Products	16%
Medium-Voltage Products	17%
Power Transformers	14%
Distribution Transformers	10%

        Two of the division's business areas—Power Systems and Utility Automation Systems—primarily provide engineering services drawing on the ABB Group's complete range of products and services. The other four business areas—High-Voltage Products, Medium-Voltage Products, Power Transformers and Distribution Transformers—are mainly product manufacturing businesses.

  Power Systems

        Our Power Systems business area undertakes turnkey contracts to install and upgrade transmission and distribution systems incorporating components manufactured by this division and the Automation Technologies division, as well as those manufactured by third parties.

        We are a leader in high-voltage direct current ("HVDC") technology. HVDC transmission is an advanced technology for transporting electricity over long distances. It reduces power losses, increases system stability and provides a more controllable flow than high-voltage alternating current. An HVDC transmission system typically includes converters, which change alternating current to direct current and then back to alternating current when it reaches the terminal point, and transmission lines, either above or below ground. Advances in converter and cable technology have enabled us to introduce a system called HVDC Light™. Converter stations for HVDC Light™ are approximately one-fifth the size of conventional HVDC technology for the same rated power. HVDC Light™ extends the range of applications for high-voltage direct current. Typical applications include interconnection of separate networks that operate on different frequencies or provide variational power quality, such as wind parks. The system can also be used as a substitute for local power generation in remote areas, islands or oil platforms.

        We also provide flexible AC transmission systems ("FACTS") to enhance power grid stability, improve power quality and thus increase transmission capability. FACTS devices include series compensators, static VAR compensators ("SVCs") and SVC Light™ (based on the same unique technology as HVDC Light™).

        HVDC, HVDC Light™, FACTS, and SVC Light™ systems rely on advanced power semiconductor components. Our in-house power semiconductor unit enables us to develop and manufacture tailor-made components to maximize the performance of these systems. This business area supplies power semiconductor devices to other ABB businesses and to external customers in the power transmission and distribution, drives, and transportation markets.

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

  High-Voltage Products

        The High-Voltage Products business area provides power utilities with electricity transmission equipment that allows them to operate more efficiently and with lower environmental impact, both of which are significant business concerns in the market in which our customers operate. The business area manufactures the principal components of power transmission systems (50 to 800 kilovolts), including air- and gas-insulated switchgear, cables, capacitors, high-voltage circuit breakers, grounding switches and instrument transformers. This business area is also responsible for the entire ABB portfolio of low, medium and high voltage capacitors and surge arresters. Its products and components also include circuit breaker drives and cable accessories. Some of the business area's products are integrated into the offering of the Power Systems business area or are sold through external channel partners such as engineering, procurement and construction firms.

  Medium-Voltage Products

        The Medium-Voltage Products business area develops products and systems that reduce outage times and improve power quality and control, which are key to improving operational efficiency of both utility and industrial customers. It supplies switching equipment both directly to end users and through distributors and original equipment manufacturers ("OEMs"). Most of its products provide connections between higher voltage substations and lower voltage uses. It produces a comprehensive line of medium-voltage equipment (1 to 50 kilovolts), including products such as indoor and outdoor switch disconnectors, breakers, reclosers, fuses, contactors, instrument transformers and sensors as well as air- and gas-insulated switchgear, motor control centers, and ring main units for primary and secondary distribution. It also produces indoor and outdoor modular systems, compact substations and power distribution centers. As with the High-Voltage Products business area, many of its components form part of the offering of the Power Systems business area. In addition, a significant portion of its products are sold through external channel partners such as OEMs.

  Transformers

        Effective January 1, 2004, the Power Technologies division merged its Power Transformers business area with its Distribution Transformers business area to form a single Transformers business area. The merger was intended to reduce product overlaps, eliminate redundant research and development efforts and improve supply chain management. The two former business areas already shared many production locations prior to their merger.

        The Transformers business area designs and manufactures power transformers (72.5 to 800 kilovolts) for utility, transportation and industrial customers, as well as transformer components such as bushings and tap changers. The business area also produces insulation material. Transformers are typically used for power transmission and distribution systems, such as in large substations. Generator transformers are used in power generation when it is necessary to increase power voltage from a power plant for long-distance transmission. Industrial transformers are mainly delivered to the steel and aluminum industry, which need their own high-voltage transformers and substations on-site to service their heavy electricity requirements. Finally, the business area produces traction transformers used in electric locomotives. Customers in the components business come both from the transformer and electrical motor industry. The business area also provides a wide range of transformer service and retrofit solutions for utilities and industry customers.

        The business area also manufactures distribution transformers for use in industrial facilities, commercial buildings and utility distribution networks to step down electrical voltage to the levels needed by end users. The business area manufactures and sells a full range of power distribution transformers (up to 72.5 kilovolts), including oil-type, dry-type and special application distribution transformers. Although oil-type transformers are more commonly used, demand for dry-type transformers is growing because they minimize fire hazards and have applications in high-density office buildings, windmills, offshore drilling platforms, naval vessels and high-volume industrial plants.

  Customers

        The Power Technologies division's principal customers are electric, gas and water utilities, owners and operators of power transmission systems, utilities that own or operate networks and owners and operators of power generating plants. Other customers include gas transmission companies, local distribution companies and multi-utilities, which are involved in the transmission or distribution of more than one commodity. The division also serves industrial and commercial customers, such as operators of large commercial buildings and heavy industrial plants. In 2003, the division's ten largest customers accounted for approximately 13% of its business volume, and its 34 largest customers accounted for approximately 20% of its business volume.

  Geographic Markets

        The following table sets forth the proportion of Power Technologies division's third-party revenues derived from each geographic region (based on the location of the customer, which may be different from the ultimate destination of the products' end use) in which the ABB Group operates:

	Year ended December 31,
	2003	2002
	(%)
Europe	37	34
The Americas	25	33
Asia	24	20
Middle East and Africa	14	13

Total	100	100

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

  Competition

        On a global basis, the Power Technologies division's principal competitors are Areva (which acquired ALSTOM's transmission and distribution division in January 2004), Schneider and Siemens. In the distribution transformers market, the division also competes with companies such as Cooper Cameron and Howard Industries. In the utility automation area, the division's principal competitors are ALSTOM, Emerson, GE Harris, Honeywell, Invensys and Siemens.

  Research and Development

        Research and development expenses for the Power Technologies division amounted to approximately $170 million for 2003. The division's research and development activities in 2003 primarily related to streamlining product portfolios in all business areas. The aim is to increase product standardization and thus improve the efficiency of our design, supply, manufacturing, sales and distribution functions. Related research has focused on technologies that enable faster production cycles, mainly in the areas of new materials and design. In the Utility Automation Systems business area, research continued to focus on the standardization of controls and protection systems, with the goal of reducing costs in the production of substation automation systems, power plant controls and SCADA systems.

  Capital Expenditures

        The Power Technologies division's capital expenditures for property, plant and equipment were $120 million in 2003, compared to $114 million and $128 million in 2002 and 2001, respectively. Principal investments in 2003 included investments to replace existing equipment, particularly in Sweden, the United States, China and Germany, mainly in the Power Transformers business area. Geographically, in 2003, Europe accounted for about 52% of the capital expenditure, with about 23% in the Americas, about 19% in Asia and about 6% in Middle East and Africa. Asia and Middle

East experienced increases in the total amount of capital expenditure, particularly in China, India and Saudi Arabia. These expenditures were primarily financed internally.

Automation Technologies Division

  Overview

        The Automation Technologies division provides products, systems, software and services for the automation and optimization of industrial and commercial processes. Key technologies include measurement and control, instrumentation, process analysis, drives and motors, power electronics, robots and low-voltage products. This division had approximately 150 manufacturing, software and application centers and 55,300 employees as of January 1, 2004.

        We are a recognized market leader in our core automation products and systems, with particular strength in process automation systems (including supervisory control and data acquisition, or SCADA, systems), quality control systems, advanced robotics, process instrumentation (including analytical measurement devices), electrical machines and alternating current, or AC, drives.

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

  •
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

  •
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

  •
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

        In mid-2001, this division entered into a ten-year strategic alliance with The Dow Chemical Company ("Dow") in which Dow agreed to use our Industrial IT automation systems in nearly all of its new automation projects, as well as in retrofits of existing systems. Another significant strategic cooperation was forged in 2001 through a framework agreement with the original equipment manufacturer York International (United States), a long-time customer, for simplified account service, pricing and joint development spanning multiple product lines. In late 2002, the division was awarded two contracts for long-term asset management services totaling more than $130 million at papermaker Carter Holt Harvey Limited (New Zealand) and petrochemical leader ENI Group (Italy). The division has similar strategic relationships with nearly 100 customers, and has been successful in expanding the scope of such agreements over time to cover additional ABB products and services. Significant agreements during 2003 included a frame agreement with transportation leader Bombardier for up to $500 million in power and automation technologies, signed in cooperation with ABB's Power Technologies Division, and a $34 million contract extension to provide site service, spare parts and modifications to oil producer Statoil.

        In December 2003, this division commercially released the latest version of its Industrial IT process automation platform, called System 800xA. This system extends the capability of traditional process control systems, introducing advanced functions such as batch management, asset optimization and field device integration which "plug in" to a common user environment. The same user interface may also be used to manage components of existing multiple ABB control systems that have been installed in the market over the past approximately 20 years. In this way, System 800xA gives customers a way to migrate to new functions one step at a time, rather than having to make a large-scale capital investment to replace their entire control system. By creating a common user interface that can be used to manage multiple systems, the System 800xA also reduces the research and development investment needed to achieve a "one size fits all" solution across our large installed systems base.

        Our customers are increasingly under pressure to deliver their products more quickly to their customers and to respond rapidly to changing customer preferences. At the same time, constant price pressure requires them to find ways to decrease production costs. Furthermore, as the quality of products becomes more equalized among our customers' competitors, our customers increasingly focus on design and branding to distinguish their products from those of their competitors. This change in focus means that much of the manufacturing and production activities are outsourced to sub-suppliers, which may manufacture products for a number of different companies in a given industry. The consolidation in the manufacturing role enables the sub-suppliers to provide products at a lower cost and presents further opportunities for ABB to provide flexible solutions for automation. Another growing practice among our customers is the outsourcing of non-core tasks such as maintenance and facilities management services. The division has sought to capitalize on this trend by providing an increasing number of service arrangements covering overall plant maintenance and asset optimization.

  Business Areas

        The following table sets forth the approximate amount of the Automation Technologies division's revenue generated in 2003 by each of the business areas in the division:

Business Area	Proportion of Division Revenues
Low-Voltage Products and Instruments	27%
Paper, Minerals, Marine and Turbocharging	21%
Drives, Motors and Electronics	17%
Robotics, Automotive and Manufacturing	14%
Petroleum, Chemical and Consumer Industries	14%
Control Platform and Enterprise Products	7%

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

        In the marine field, we provide global shipbuilders with power and automation technologies for luxury cruise liners, ferries, tankers, offshore oil rigs and special purpose vessels. We design, engineer, build, supply and commission electrical systems and software for marine power generation, power distribution and diesel electric propulsion, as well as turbochargers to improve efficiency for diesel and gasoline engines. The main markets for these products and services are manufacturers of vessels within the oil and gas upstream industries (such as exploration/production and shuttle transport) and the cruise and ferry industries. An example of our innovation within the area of marine propulsion is the Azipod® (azimuthing podded) propulsion system, which we developed in a joint venture with leading shipbuilders. The Azipod® system improves vessel maneuverability at low speeds, resulting in faster docking and embarkation, lower operating costs and increased vessel capacity. In 2001, we introduced a Compact Azipod® product for use on smaller vessels. In addition to their marine uses, ABB turbochargers are used in various heavy-equipment applications such as construction.

  Drives, Motors and Electronics

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

  Petroleum, Chemical and Consumer Industries

        The Petroleum, Chemical and Consumer Industries business area supplies application-specific equipment and systems to the fine chemical, food and beverage, pharmaceutical, oil and gas, personal care, and agriculture milling industries. Its product portfolio includes control systems, instruments and analytic devices, safety systems, drives and motors. In the petroleum sector, it provides onshore, offshore and subsea production technology, gas gathering and processing, refining, transportation and distribution applications. In the pharmaceuticals and fine chemicals areas, the business area provides software and solutions for applications including manufacturing, packaging, quality control and compliance with regulatory agencies. Like other end-user business areas, it also offers full-service contracts, in which it takes over in-house maintenance activities for customers and applies strategies to reduce overall maintenance costs and helps optimize these investments.

  Control Platform and Enterprise Products

        The Control Platform and Enterprise Products business area develops, markets and sells control products and systems within the Industrial IT architecture. The business area emphasizes Open Control Systems, including batch control systems, supervisory control and data acquisition systems, and, to a lesser but increasing extent, programmable logic controls ("PLCs") and remote terminal units ("RTUs"). Control systems are the hubs that link instrumentation, devices and systems for control and supervision of an industrial process. One primary advantage of using products and systems that conform to the Industrial IT architecture (which we refer to as Industrial IT Control Systems) instead of traditional Open Control Systems is that information is rendered accessible by other parties and systems across an organization at various points in the manufacturing process.

        Control systems also enable customers to integrate their production systems with their enterprise, resource and planning systems thereby providing a link to their ordering, billing and shipping processes. This linkage, combined with the connection of our Industrial IT Control Systems to field instrumentation and automation power products, allows customers to manage their entire manufacturing and business process based on real-time access to plant information. Additionally, this coordination allows customers to employ information received from instrumentation and measurement products to increase production efficiency, optimize their assets and reduce environmental waste. These features of Industrial IT Control Systems enable customers to react quickly to changing circumstances based on accurate information while decreasing the possibility of errors.

        The Control Platform and Enterprise Products business area also offers batch control and supervisory control and data acquisition systems. Batch control systems control the production of a variety of products in shorter runs, such as certain pharmaceuticals and food and beverage products. Supervisory control and data acquisition systems are used to collect and manage data over wide areas or long distances such as those involved in operating electric power networks.

        This business area also provides a comprehensive range of force measurement products designed to improve control, productivity and quality in a wide variety of processes. These products measure flatness, roll force, strip and web tension, strip width, position and torque. These technologies are sold to the metal fabrication, paper and other industries.

        Effective January 1, 2004, the Automation Technologies division merged its six business areas into three business areas as part of its drive to further simplify and focus the business and to improve efficiency. The new business areas are:

  •
  Process Automation, comprising the former Control Platform Products, Petroleum and Chemical, and Paper, Minerals, Marine and Turbocharging business areas

  •
  Automation Products, comprising the former business areas Low-Voltage Products and Instrumentation and Drives, Motors and Power Electronics.

  •
  Manufacturing Automation, previously called Robotics, Automotive and Manufacturing.

  Customers

        The Automation Technologies division's end customers are primarily companies in the chemical, life sciences (pharmaceuticals), automotive, marine, turbocharging, metals, minerals, mining, cement, paper, petroleum, food and beverage, printing and building industries. In each of these industries, we sell both through direct sales forces as well as through third-party channels, such as distributors, wholesalers, installers, system integrators and OEMs.

  Geographic Markets

        The following table sets forth the proportion of Automation Technologies division's third-party revenues derived from each geographic region (based on the location of the customer which may be different from the ultimate destination of the products' end use) in which the ABB Group operates:

	Year ended December 31,
	2003	2002
	(%)
Europe	61	63
The Americas	17	19
Asia	16	14
Middle East and Africa	6	4

Total	100	100

        The ultimate destination of our products' end use is relevant for the Automation Technologies division as some global distributors and wholesalers in Europe sell our products in Asia and in the Americas. We estimate this volume to be approximately 7% of the division revenues, divided equally between the ultimate destinations of Asia and the Americas.

  Sales and Marketing

        In each of the Automation Technologies division's business areas, sales are made both through direct sales forces as well as through third-party channel partners, such as distributors, wholesalers, installers and OEMs. The proportion of direct sales compared to channel partner sales varies among the different industries, product technologies and geographic markets. For the division as a whole, approximately 60% of products are sold through channel partners, with the remainder sold through the division's own direct sales channels.

  Competition

        The Automation Technologies division's principal competitors vary by product line but include Alstom, Emerson, Fanuc Ltd., General Electric, Honeywell, Invensys, Metso Automation Inc., Rockwell Automation, Inc., Schneider, Siemens, Voith AG, Aspen Technologies, Inc. and Yokogawa Electric Corporation.

  Research and Development

        Research and development expenses for the Automation Technologies division amounted to approximately $356 million for 2003.

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

  Capital Expenditures

        The Automation Technologies division's capital expenditures for property, plant and equipment were $157 million in 2003, compared to $133 million and $144 million in 2002 and in 2001, respectively. Principal investments in 2003 were primarily related to ordinary course purchases of machinery and equipment mainly in Germany, Italy, France, Sweden, Finland and Switzerland.

Geographically, in 2003, Europe accounted for about 89% of the capital expenditure, with about 5% in the Americas, about 5% in Asia and 1% in the Middle East and Africa. These expenditures were primarily financed internally.

Non-Core Activities

        Business activities that are not directly linked to our Power Technologies and Automation Technologies divisions (our core divisions) and which we are considering for sale, winding down or otherwise discontinuing are grouped together and their results are reported under the heading of Non-Core Activities. These activities comprise primarily the remaining parts of Equity Ventures business area, the remaining parts of the Structured Finance business area, the remaining parts of the Building Systems business area, the remaining parts of the New Ventures business area and a number of other activities, including Customer Service Workshops, Logistic Systems and the Group Processes business areas. The Insurance business area, which was previously included in Non-Core Activities, is now discussed as discontinued operations following our agreement in December 2003 to sell this business to White Mountains Insurance Group Limited of Bermuda. The businesses in the Non-Core Activities division are not being managed as an integral part of our business. The division had approximately 8,700 employees at December 31, 2003.

        Following is a description of our principal businesses in the Non-Core Activities division.

  Equity Ventures

        Our Equity Ventures business area owns and operates infrastructure projects in various countries. Equity Ventures originally focused its investment activities on independent power projects because it provided business opportunities for our former power generation division. Subsequent projects also were selected primarily to develop opportunities to sell our equipment and systems. Therefore, the Equity Ventures portfolio reflects some of the businesses in which we were engaged when the investments were made. Our Equity Ventures business area is not pursuing further project development or additional investments, and we will consider selling the investments of this business area when we believe we have received an optimal offer. During 2003, we sold our stakes in ABB Redbank Project Pty Ltd. (a power plant) and ElectraNet Pty Ltd (an electricity transmission service provider), both in Australia.

  Structured Finance

        Our Structured Finance business area provides financing, including export, trade and project financing and asset-based leasing and lending. In 2002, we decided to sell our Structured Finance businesses. In 2003, we continued the divestment of our remaining Structured Finance business area, including our ownership interest in the Swedish Export Credit Corporation, certain lease and loan portfolios, ownership interests in infrastructure projects and other financial assets. We sold ABB Export Bank, previously part of our Structured Finance business area in December 2003. The remaining Structured Finance assets, representing approximately $600 million of financing receivables, will be sold, discontinued or run off.

  Building Systems

        Our Building Systems business area designs, builds and maintains complete installations for industrial, infrastructure and commercial facilities, integrating products manufactured by the Power Technologies and Automation Technologies divisions, as well as those from third-party suppliers.

        Following our decision to divest our Building Systems businesses in 2002, we finalized the divestment of a number of our activities in the Building Systems business area during 2003, including our activities in Austria, Belgium, the Netherlands, the Nordic region (Baltic states,

Denmark, Finland, Norway, Russia and Sweden), Portugal and the United Kingdom. We have not yet sold the Building Systems businesses in Germany, Poland, the United States, Hong Kong and Egypt. In February 2004, we signed an agreement to sell our Building Systems business in Switzerland to an investor group, while retaining a 10% interest in the business.

  New Ventures

        We established New Ventures in 2001 as a "fast lane" business incubator that would find, develop and invest in new business opportunities, both internally and externally. New Ventures had three investment portfolios—the Industrial IT Venture Fund and Operational Ventures, both of which focused on investment opportunities externally, and Innovisions, which focused on opportunities internally. New Ventures' involved providing both seed funding for start-ups and growth funding for mature businesses. It also directly managed several majority-owned companies. In October 2002, we announced a restructuring program to discontinue non-core activities in New Ventures and transfer out a number of core activities to other business areas. In December 2003, we announced the sale of our wind energy business in Germany, which was primarily focused on the development and engineering, procurement and construction of wind parks, primarily in Europe. We intend to divest the remainder of the business area, which includes the distributed energy business and investments in emerging technology businesses.

  Group Processes

        We originally formed Group Processes as a business division in January 2001 to drive growth and cut costs by establishing common working processes and a common IT infrastructure for the entire ABB Group. The areas of focus included supply and demand chain management, project management, financial processes, internal audit, quality control and marketing and sales. In addition, this division provided shared services in areas such as accounting and payroll and training through local services centers in many countries. The division also provided IT infrastructure services and applications support. The division was dissolved in October 2002 when supply and demand chain management as well as marketing and sales activities, were moved into the core divisions to more closely link them to those businesses. The financial processes and shared services activities were moved into the Group's finance function, under the auspices of our chief financial officer. In February 2003, all the IT operations were moved into the office of the chief information officer. Effective January 1, 2004, activities in the Group Processes business area had been dissolved or integrated into the core divisions, and Group Processes no longer functions as a separate business area.

  Customer Service Workshop

        Our Customer Service Workshop operations consist of overhaul, repair and rewinding of rotating machine products manufactured by the Automation Technologies division, as well as those from third-party suppliers. Following the decision we made in 2002 to strategically reduce our activities in this business, most of our activities were either transferred to the core divisions, closed or divested. We continue our efforts to divest or close the remaining portion of this business during 2004.

  Logistic Systems

        The Logistic Systems business area provides information technology packages and automation services to airports for baggage and material handling and air traffic management, as well as turnkey electromechanical systems and airfield lighting systems. In the Logistic Systems business area in 2003, we finalized our exit from Norway whereas our units in Italy, Singapore and Zimbabwe are completing certain projects before closure. We continue efforts to divest our German business.

Corporate/Other

        Our Corporate/Other activities comprise headquarters and stewardship activities, research and development activities, and other activities, as described below. Corporate/Other had approximately 3,000 employees at December 31, 2003.

        Headquarters and stewardship activities include the operations of our head office in Zurich, Switzerland, as well as the corresponding local holding companies in approximately 65 countries. These operations cover staff functions with group-wide responsibilities, such as group accounting and consolidation, finance and controlling, audit, tax, financial advisory, legal affairs, risk management and insurance, communications, investor relations and human resources.

        Group Research and Development supports the divisions in developing cross-divisional technology platforms and builds up our protected technology. Through our close cooperation with the world's leading universities, cutting edge technology is transferred to our products and systems.

        Other activities include our Real Estate and Group Treasury Operations. Our Real Estate management objective is to enhance our competitiveness and effectively support our business activities, with the most efficient and profitable use of our real estate assets and facilities. Group Treasury Operations act as a cost center for internal treasury activities.

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

        The following businesses are included in our Consolidated Financial Statements as discontinued operations:

  •
  All of our Oil, Gas and Petrochemicals businesses, of which we agreed to sell our upstream businesses to a consortium consisting of Candover Partners Limited, JP Morgan Partners LLC and 3i Group PLC in January 2004. The upstream business is a global producer of equipment and services for oil and gas exploration and production. The remaining part of the Oil, Gas and Petrochemicals businesses primarily consists of a full service engineering company which, in addition to having expertise in engineering, procurement and construction projects, also licenses process technologies in the refining, chemical, petrochemical and polymer fields.

  •
  Costs related to the potential asbestos obligation of our U.S. subsidiary, Combustion Engineering, of approximately $145 million, $420 million and $470 million in 2003, 2002 and 2001, respectively. The status of our potential asbestos obligation is described in "Item 5. Operating and Financial Review and Prospects—Contingencies and Retained Liabilities—Asbestos Liability," as well as in Note 18 to the Consolidated Financial Statements.

  •
  Our Reinsurance business, which we agreed to sell to White Mountains Insurance Group Limited, a Bermuda-based insurance holding company, in December 2003. This business provides international reinsurance and insurance underwriting, as well as specialized primary insurance in the United States. The completion of this sale is subject to regulatory approvals and other customary closing conditions and is expected to take place in the second quarter of 2004.

  •
  Our Wind Energy business in Germany, of which we sold a portion to GI Ventures of Munich, Germany in December 2003. This business focused on the development and engineering, procurement and construction of wind parks in Europe.

  •
  The portion of our Structured Finance business that we sold to GE Commercial Finance ("GE") in November 2002. This business provided debt capital for projects and equipment, and asset-based financing (such as leasing).

  •
  Our MDVC cable business in Germany, which we agreed to sell to Wilms Group of Menden, Germany in December 2003 (this sale was completed in January 2004). This business manufactures medium- and high-voltage cables, cable systems and accessories for power suppliers and network operators.

  •
  ABB Export Bank, which we sold to a financial investor in December 2003. ABB Export Bank arranged international export, trade and project financing.

  •
  Our Metering business, which we sold to Ruhrgas Industries GmbH of Essen, Germany in December 2002. This business produced electricity, water, energy and gas meters, metering systems and load control systems.

  •
  A number of other businesses sold in 2003 including: Austevoll and Ølen, operations of Marine Austevoll, a marine switchgear business in Norway, that were sold to Scandinavian Electric Austevoll AS and Vassnes Elektro AS, respectively, both in Norway; our repair workshop business in Portugal that we intend to sell; and our retail software business in the United States that we have agreed to sell to PIM-Newco Incorporated. In 2002 the other divested businesses included: the components business of ABB Trasmissione e Distribuzione S.p.A (Italy), which was sold to EB Rebosio S.r.l.; Energy Information Systems Ltd of the United Kingdom, which was sold to ALSTOM, and the ABB Drying Business (a division of ABB Inc. comprising a number of legal entities), which was sold to Andritz AB and Andritz Ltd.

  •
  Various businesses that were abandoned in 2003 and 2002 for which a buyer could not be found.

  •
  Legal and professional fees related to the above disposals.

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

  •
  Upstream markets: Equipment, systems and services for onshore and offshore oil and gas exploration and production, including our areas of principal focus: subsea production, floating production systems and modification and maintenance.

  •
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

  Products and Services

        The services, products and systems of the Oil, Gas and Petrochemicals business include:

  Downstream

  •
  EPC projects, such as refineries and petrochemical plants, using ABB products and products procured from third parties; and

  •
  licensing of process technologies for refining, petrochemicals and gas processing, and proprietary heat transfer equipment.

  Upstream

  •
  production and assembly of offshore production equipment, including specialized subsea equipment for production, controls and power distribution;

  •
  production of onshore and offshore pressure-containing equipment;

  •
  provision of project management and procurement services; and

  •
  modification and maintenance services for both offshore and onshore facilities.

        In the upstream market, the division is a global producer of equipment and services for oil and gas exploration and production.

        The division designs and manufactures subsea oil and gas production equipment for conventional subsea development as well as for deep waters. It offers a broad range of services, with particular expertise in offshore production, including:

  •
  front-end engineering and design studies, employing the division's technical and market expertise to develop a plan for building all or a portion of a production facility;

  •
  procurement of materials and equipment to be used in oil and gas production facilities, including equipment from the Oil, Gas and Petrochemicals division and other ABB business divisions;

  •
  management of projects for the development of a production facility; and

  •
  modification and maintenance, in which we apply our expertise to troubleshoot and make repairs and/or make proposals about enhancing productivity and efficiency.

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

  Competition

        The Oil, Gas and Petrochemicals division's competitors include the following:

Upstream Market	Downstream Market
• Cooper Cameron	• Bechtel Group
• FMC Technologies	• Fluor
• Halliburton	• Foster Wheeler Corporation
• Aker Kvaerner	• Institut Français du Pétrol (IFP)
• CSO/Technip	• Kellog Brown & Root (a unit of Halliburton)
• Wood Group	• Snamprogetti S.p.A.
• Technip-Coflexip
• UOP LLP
• Japan Gasoline Corp. (JGC)
• Chiyoda

  Research and Development

        Research and development expenses for the Oil, Gas and Petrochemicals division amounted to approximately $44 million for 2003. On the downstream side, key research and development activities included the start-up of a demonstration unit at the Tianjin Petrochemical Complex in China for the next generation of ethylene and propylene technology. Additional research in the downstream area related to new solid catalyst alkylation for refining clean fuels, new catalysts for petrochemical and refinery processing, membrane solutions for gas processing, and metallocene catalysts for polypropylene.

        On the upstream side, key research areas included long-range remote control of subsea oil and reserve monitoring systems to enable compact and more efficient extraction, processing and separation of oil and natural gas in water depths up to 3,000 meters and hostile environments, as well as specialized floating platform systems for deep water oil exploration in benign environments and small oil fields that require cost-effective resource recovery systems.

  Capital Expenditures

        The Oil, Gas and Petrochemicals division's capital expenditures for property, plant and equipment were $43 million, $34 million and $38 million in 2003, 2002 and 2001. The capital expenditures during this period related primarily to purchases of machinery and equipment in the United States, Great Britain, Italy and Norway.

Insurance Business

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

        An important part of the reinsurance portfolio is excess of loss coverage, mainly in the property, marine, aviation, oil and energy sectors. This type of insurance provides coverage against all or a specified portion of losses on underlying insurance contracts to the extent they exceed an agreed level of losses.

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

        The following table sets forth a reconciliation of the beginning and ending gross liability for unpaid claims and claim expenses and a reconciliation of the gross liability to the corresponding net liability:

	Year ended December 31,
	2003	2002	2001
	($ in millions)
Net liability, beginning of year	1,630	1,729	937
Reinsurance recoverable, beginning of year	337	324	268

Gross liability, beginning of year	1,967	2,053	1,205
Gross incurred claims and claim expenses related to:
Current year	347	326	466
Prior years	267	221	638

Total	614	547	1,104
Gross payments for claims and claim expenses related to:
Current year	34	42	64
Prior years	831	691	417

Total	865	733	481
Other	109	100	225
Gross liability, end of year	1,825	1,967	2,053
Reinsurance recoverable, end of year	343	337	324

Net liability, end of year	1,482	1,630	1,729

        Prior to 2001, we presented a portion of our insurance reserves on a discounted basis, which estimated the present value of funds required to pay losses at future dates. During 2001, the timing and amount of claims payments being ceded to us in respect of prior years' finite risk reinsurance contracts changed and could not be reliably determined at December 31, 2001. Therefore, we did not discount our loss reserves, resulting in a charge to losses and loss adjustment expenses in 2001 of $295 million, which is disclosed in the "Other" line item above. We believe that this variability in ceded loss payments will preclude us from discounting our loss reserves in the future until reliably determinable amounts and timing of these payments can be re-established. Accordingly, as of December 31, 2003, 2002 and 2001, the insurance reserves have not been presented on a discounted basis.

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

        The following information presents the development of the estimated year-end liability for unpaid claims and claim adjustment expenses for the five years prior to 2003. Sufficient data are only available for periods subsequent to 1997, as certain acquisitions and substantial changes to our Insurance business systems prevent us from obtaining reliable information prior to 1998.

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

        The amounts following the first line of the table reflect the re-estimated amount of the previously recorded liability based on experience as of the end of the succeeding year. The estimate may change as additional information becomes available related to claims in any individual year. These changes are reflected in our operating results in the year the estimate is changed. The "Cumulative gross deficiency (redundancy)" line below represents the aggregate change in the reserve estimates from the original balance sheet dates through December 31, 2003. The amounts shown are cumulative in nature. For example, a deficiency recognized in 2002 relating to losses incurred prior to December 31, 1998 would be included in the cumulative deficiency amount for each year in the period 1998 through 2002. However, the deficiency would be reflected only in our 2002 operating results.

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

	Year ended December 31,
	1998	1999	2000	2001	2002	2003
	($ in millions)
Gross liability for unpaid claims and claim adjustment expenses	731	1,068	1,205	2,053	1,967	1,825
Gross liability re-estimated as of:
One year later	624	844	1,650	1,887	1,646
Two years later	602	1,083	1,597	2,037
Three years later	611	998	1,754
Four years later	648	1,114
Five years later	643
Total cumulative gross deficiency (redundancy)	(88)	46	549	(16)	(321)
Cumulative amount of gross liability paid as of:
One year later	184	212	447	622	801
Two years later	218	488	861	1,197
Three years later	352	707	1,354
Four years later	482	1,034
Five years later	664
Gross liability, end of year	731	1,068	1,205	2,053	1,967	1,825
Reinsurance recoverable, end of year	161	254	268	324	337	343

Net liability, end of year	570	814	937	1,729	1,630	1,482
Re-estimated gross liability	643	1,114	1,754	2,037	1,646
Cumulative gross deficiency (redundancy)	(88)	46	549	(16)	(321)

CAPITAL EXPENDITURES

        Total capital expenditures for property, plant and equipment for the ABB Group (excluding discontinued operations) amounted to $399 million, $436 million and $551 million in 2003, 2002 and 2001, respectively. The majority of the capital expenditures in 2003 related to replacement of existing equipment and improvements in existing production and testing sites, primarily in Germany, Sweden, Italy, the United States, France and China. Total divestitures of property, plant and equipment amounted to $153 million, $459 million and $169 million in 2003, 2002 and 2001, respectively. Of the total divestitures of 2003, $96 million related to the sale of our real estate properties, mainly from Switzerland, the United States, the United Kingdom and France.

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

        For many commodities that we purchase, including steel, fabricated copper and aluminum products and products derived from crude oil, the recovery in global economic growth, rising demand from China and changes in foreign exchange rates (particularly the U.S. dollar and the euro) have led to increases in raw materials costs for these commodities. While some of these increases will be offset through use of multi-year contracts and, in the case of copper and aluminum, through hedging, we expect prices to rise for many of these commodities in 2004 compared to 2003.

        In the field of electronic components, subassemblies or fabricated products, prices remained stable or decreased slightly in 2003 compared to 2002. Electronic component lead times remained relatively short in the first half of the year, but increased in the second half, although there were no shortages. We expect to experience shortages and significant price increases for certain components during 2004, which we expect will primarily affect our Automation Technologies division.

        There can be no assurance that our ability to obtain sufficient raw materials will not be adversely affected by unforeseen developments. In addition, the price of raw materials may vary, perhaps substantially, from year to year.

        We hedge our exposure to commodity risk arising from the changes in prices of raw materials. We manage copper and aluminum price risk using swap and forward contracts based on the London Metal Exchange price for these commodities. Our hedging policy is designed to minimize price volatility and create a stable cost base for the ABB Group. Hedging has the effect of minimizing the unfavorable impact of price increases in commodities, but it also limits the favorable impact of decreasing prices. In most cases, the gains and losses derived from our commodity hedging transactions are deferred and reflected in the cost of goods sold when the underlying physical transaction takes place. In addition to using hedging to reduce our exposure to fluctuations in raw materials prices, in some cases we can reduce this risk by incorporating changes in raw materials prices into the prices of our products.

RESEARCH AND DEVELOPMENT

        Each year, we invest significantly in research and development. Our research and development area focuses on developing and commercializing the core technologies of our businesses that are of strategic importance to our future growth. In 2003, 2002 and 2001, we invested $613 million, $547 million, and $590 million, respectively, or approximately 3.3%, 3.1%, and 3.2% of annual revenues, respectively, on research and development activities. We also had expenditures of

$317 million, $248 million, and $404 million, respectively, or approximately 1.7%, 1.4% and 2.2%, respectively, of annual revenues in 2003, 2002 and 2001, on order-related development activities. These are customer- and project-specific development efforts that we undertake to develop or adapt equipment and systems to the unique needs of our customers in connection with specific orders or projects. Order-related development amounts are initially recorded in inventories as part of the work in progress of a contract and then are reflected in cost of sales at the time revenue is recognized in accordance with our accounting policies.

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

        Our two global research and development laboratories are strategically focused on two key areas of research: automation and power. They coordinate their research and link—in a fully networked, online environment—our scientists and engineers with one another, and with partner universities, research institutes and organizations.

        Recent developments include:

  •
  a broad campaign to implement our proprietary ABB Industrial IT architecture in all our products and systems;

  •
  a set of innovations relating to robots, including software for easy programming of robot applications, as well as the development of high precision robots for consumer products and manufacturing applications;

  •
  comprehensive software packages to serve the deregulated energy markets;

  •
  design optimized grids to facilitate the business processes of energy providers;

  •
  new products for the electrical power market to increase the efficiency, power quality and safety of the power transmission and distribution systems;

  •
  applications of power electronics in powerful drives for use in marine vessels, together with innovative propulsion concepts; and

  •
  exploration of nanotechnologies, the design of material on a molecular base, for a variety of applications in our industry as well as micro-electromechanical systems in automation and power applications.

PATENTS AND TRADEMARKS

        We believe that intellectual property has become as important as tangible assets for a technology group such as ABB. Over the past ten years, we have almost doubled our total number of first patent filings, and we intend to continue our aggressive approach to seeking patent protection. Currently, we have over 14,000 patent applications and registrations, of which approximately 6,700 are pending applications. In 2003, we filed patent applications for more than 450 new inventions. Based on our existing intellectual property strategy, we believe that we have adequate control over our core technologies. The "ABB" trademarks and logo are protected in all of the countries in which we operate. We aggressively defend the reputation associated with the ABB brand.

ENVIRONMENTAL ACTIVITIES

        Environmental management is one of our highest business priorities. We address environmental issues in all our business operations. Our goal is to improve our social and environmental performance continuously, and improve the quality of life in the communities and countries where we operate.

        Our social and environmental efforts include:

  •
  joining initiatives that foster economic, environmental, social and educational development;

  •
  making positive contributions in the communities where we operate so they will welcome us and consider ABB an attractive employer and a good investment;

  •
  offering our customers eco-efficient products that save energy and are safe to use, that optimize the use of natural resources, minimize waste and reduce environmental impact over their complete life cycles;

  •
  sharing our latest technologies with emerging markets;

  •
  ensuring that our operations and processes comply with applicable environmental standards and legislation. Specifically, every operating unit must implement an environmental management system that continuously improves its environmental performance;

  •
  ensuring that our social and environmental policies are communicated and implemented;

  •
  working towards achieving best practices in occupational health and safety, and ensuring the health and safety of our employees, contractors and others involved in or affected by our activities; and

  •
  favoring suppliers that have sustainability policies and systems similar to our own.

        In 2003, we began the process of updating our environmental policy, which was unchanged since its introduction in 1992, to better reflect our commitments and activities. It is an integral part of our commitment to sustainability and is embedded in our strategies, processes and day-to-day business throughout the ABB Group.

        To continuously improve the environmental performance of our own operations, we are implementing environmental management systems according to the ISO 14001 standard on all our sites. We have implemented the ISO 14001 in 97% of our manufacturing facilities and service workshops (approximately 410 sites) and our environmental management program now includes operations in approximately 50 countries. We also require every operating unit within the ABB Group to implement an environmental management system that aims continuously to improve its environmental performance. We are now implementing an adapted environmental management system in our non-manufacturing organizations.

        We have introduced the concept of Environmental Product Declarations to communicate the environmental performance of our core products. These describe the salient environmental aspects and impacts of a product line, viewed over its complete life cycle. Declarations are based on Life Cycle Assessment studies, created according to the international standard ISO/TR 14025. To date, approximately 50 declarations have been produced for major product lines, 10 of which have been externally certified by agencies such as Det Norske Veritas (DNV) of Norway and the RINA Management System Certification Society in Italy.

        We have expanded the scope of our environmental reporting in recent years. In 2003, our formal reporting system covered approximately 80% of our employees. The parts of our business that are not yet covered by our reporting system have very limited environmental impacts. A total of 7 accidents were reported in 2003, none of which had a material environmental impact.

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

        We have retained liability for environmental remediation costs at two sites in the United States that were operated by our former nuclear business, which we have sold to BNFL. The primary environmental liabilities associated with these sites relate to the costs of remediating radiological contamination upon decommissioning the facilities. For further information, see "Item 5. Operating and Financial Review and Prospects—Contingencies and Retained Liabilities—Environmental."

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

        Our operations are also subject to the 1997 Organization of Economic Cooperation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, as implemented by the 34 signatory countries. The convention obliges signatories to adopt national legislation that makes it a crime to bribe foreign public officials. As of December 31, 2003, those countries which have adopted implementing legislation and have ratified the convention include the United States, Switzerland and several European nations in which we have significant operations.

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

RECENT DEVELOPMENTS AND SIGNIFICANT TRANSACTIONS

        For a description of our significant acquisitions, investments and divestitures in the last three fiscal years, see "Item 5. Operating and Financial Review and Prospects—Acquisitions, Investments and Divestitures."

SIGNIFICANT SUBSIDIARIES

        ABB Ltd, Zurich, Switzerland is the ultimate parent company of the ABB Group, which is comprised of around 500 subsidiaries (excluding dormant companies) worldwide. Besides ABB Ltd, the only other listed company in the ABB Group is ABB Ltd, India, which is listed on the exchanges in India at Mumbai (BSE and NSE), Ahmadabad, New Delhi and Kolkata.

        The following table sets forth, as of December 31, 2003, the name, country of incorporation and ownership interest of ABB Ltd of its significant subsidiaries:

Company Name / Location	Country	ABB Interest
		(%)
ABB S.A., Buenos Aires	Argentina	100.00
ABB Australia Pty Limited, Sydney	Australia	100.00
ABB AG, Vienna	Austria	100.00
ABB Ltda., Osasco	Brazil	100.00
ABB Bulgaria EOOD, Sofia	Bulgaria	100.00
ABB Inc., St. Laurent, Quebec	Canada	100.00
ABB (China) Ltd., Beijing	China	100.00
Asea Brown Boveri Ltda., Bogotá	Colombia	99.99
ABB Technology SA, Abidjan	Ivory Coast	99.00
ABB Ltd., Zagreb	Croatia	100.00
ABB s.r.o., Prague	Czech Republic	100.00
ABB A/S, Skovlunde	Denmark	100.00
Asea Brown Boveri S.A., Quito	Ecuador	96.88
Asea Brown Boveri S.A.E., Cairo	Egypt	100.00
ABB AS, Tallinn	Estonia	100.00
ABB Oy, Helsinki	Finland	100.00
ABB S.A., Paris La Défense	France	100.00
ABB AG, Mannheim	Germany	100.00
ABB Automation Products GmbH, Eschborn	Germany	100.00
ABB Gebäudetechnik AG, Mannheim	Germany	100.00
ABB Process Industries GmbH, Eschborn	Germany	100.00
Asea Brown Boveri S.A., Metamorphossis Attica	Greece	100.00
ABB (Hong Kong) Ltd., Hong Kong	Hong Kong	100.00
ABB Engineering Trading and Service Ltd., Budapest	Hungary	100.00
ABB Ltd., Bangalore	India	52.11
ABB Ltd, Dublin	Ireland	100.00
ABB Technologies Ltd., Tirat Carmel	Israel	99.99
ABB S.p.A., Milan	Italy	100.00
ABB Sace S.p.A., Milan	Italy	100.00
ABB Trasmissione & Distribuzione S.p.A., Milan	Italy	100.00
ABB K.K., Tokyo	Japan	100.00
ABB Ltd., Seoul	Korea	100.00
ABB Holdings Sdn. Bhd., Subang Jaya	Malaysia	100.00
Asea Brown Boveri S.A. de C.V., Tlalnepantla	Mexico	100.00
ABB BV, Rotterdam	Netherlands	100.00
ABB Capital, B.V., Amsterdam	Netherlands	100.00
ABB Holdings BV, Amsterdam	Netherlands	100.00
Lummus Worldwide Contracting B.V. (LUWOCO), The Hague	Netherlands	100.00
ABB Limited, Auckland	New Zealand	100.00
ABB Holding AS, Billingstad	Norway	100.00
Asea Brown Boveri S.A., Lima	Peru	99.99
Asea Brown Boveri Inc., Paranaque, Metro Manila	Philippines	100.00
ABB Sp. zo.o., Warsaw	Poland	95.98
ABB S.G.P.S, S.A., Amadora	Portugal	100.00
Asea Brown Boveri Ltd., Moscow	Russia	100.00
ABB Contracting Company Ltd., Riyadh	Saudi Arabia	65.00

ABB Holdings Pte. Ltd., Singapore	Singapore	100.00
ABB Holdings (Pty) Ltd., Sunninghill	South Africa	80.00
Asea Brown Boveri S.A., Madrid	Spain	100.00
ABB AB, Västerås	Sweden	100.00
Sirius International Försäkrings AB (publ), Stockholm	Sweden	100.00
ABB Asea Brown Boveri Ltd, Zurich	Switzerland	100.00
ABB Schweiz Holding AG, Baden	Switzerland	100.00
ABB LIMITED, Bangkok	Thailand	100.00
ABB Holding A.S., Istanbul	Turkey	99.95
ABB Ltd., Kiev	Ukraine	100.00
ABB Industries (L.L.C), Dubai	United Arab Emirates	49.00
ABB Ltd., London	United Kingdom	100.00
ABB Holdings Inc., Norwalk	United States	100.00
ABB Inc., Raleigh, NC	United States	100.00
Asea Brown Boveri Inc., Norwalk, CT	United States	100.00
Asea Brown Boveri S.A., Caracas	Venezuela	100.00
ABB (Private) Ltd., Harare	Zimbabwe	100.00

DESCRIPTION OF PROPERTY

        As of December 31, 2003, the ABB Group had manufacturing, production and development facilities in approximately 100 countries throughout the world with over 18 million square meters of land and over 7 million square meters of building space. The facilities consist mainly of manufacturing plants, office buildings, research centers and warehouses. A substantial portion of our production and development activities is conducted in Germany, the United States, Sweden, Switzerland, Finland, Norway and Italy. We also own or lease other properties, including office buildings, warehouses, research and development facilities and sales offices in many countries. We own approximately 50% of the buildings and approximately 80% of the land on which our facilities are located and lease the remainder.

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

        It is our general policy to maintain facilities and equipment at quality levels assuring continuous production at good efficiency and safety standards. The net book value of our property, plant and equipment as of December 31, 2003 was $2,840 million, of which machinery and equipment represented $1,360 million and land and buildings represented $1,480 million. We believe that our current facilities are in good condition and are adequate to meet the requirements of our present and foreseeable future industrial operations.

Item 5. Operating and Financial Review and Prospects

        You should read the following discussion of our financial condition and results of operations in conjunction with our Consolidated Financial Statements and the related notes and other financial information contained elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties, including those discussed in "Item 3. Key Information—Risk Factors." See "Forward-Looking Statements" at the beginning of this annual report.

ABOUT ABB

        We are a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. We employ approximately 116,000 people and operate in approximately 100 countries.

        We are headquartered in Zurich, Switzerland and our shares are traded on the SWX Swiss Exchange (virt-x), the Stockholm Exchange, the New York Stock Exchange (in the form of ADSs), the Frankfurt Exchange and the London Stock Exchange.

        We were formed in 1988, when Asea AB of Sweden and BBC Brown Boveri of Switzerland merged under the name ABB Ltd. Asea AB's history dates back to 1883. BBC Brown Boveri was founded in 1891.

MANAGEMENT OVERVIEW

        During the past three years, we have incurred significant net losses, principally as a result of a greater-than-anticipated increase in the number of, and in the amounts required to settle, certain asbestos-related claims, the weak performance of some of our businesses that are now classified as non-core activities or discontinued operations, as well as the effects on us of an overall weakening of global markets. As a result of these losses, combined with the effect of a repurchase of our own shares in 2001 and certain other factors, our consolidated stockholders' equity had decreased to approximately $1.0 billion at December 31, 2002. During 2003, we carried out a capital strengthening program designed to improve our Consolidated Balance Sheet to appropriate levels for an industrial company of our size and to provide our core divisions with the financial flexibility they need for profitable growth. We used part of the proceeds from the capital strengthening program to repay the remaining portion of our then existing $1.5 billion credit facility.

        In addition to the capital strengthening program, we have taken a number of steps to realign our organization and cost base, including reducing our workforce, selling some of our non-core businesses and other assets, extending our debt maturity profile and pursuing a settlement in relation to our asbestos exposure in the United States. As a result of the capital strengthening program and despite the $767 million net loss reported in 2003, our consolidated stockholders' equity had increased to approximately $3.0 billion at December 31, 2003 and our Consolidated Balance Sheet included approximately $5.1 billion of cash, equivalents and marketable securities at the same date.

        In 2002, we introduced the Step Change Program, which is designed to increase the competitiveness of our core divisions, reduce overhead costs and streamline operations, and is expected to result in approximately $900 million of cost savings on an annual basis by 2005. See "—Restructuring Expenses" and Note 25 to our Consolidated Financial Statements.

        Marking further progress towards the settlement of the asbestos issue, a U.S. district court confirmed a pre-packaged Chapter 11 plan of reorganization filed for our subsidiary Combustion Engineering. The plan will become effective when the confirmation order issued in 2003 has become a final order that is not subject to appeal and the other conditions to the effectiveness of the plan have been satisfied. The U.S. Federal Third Circuit Court of Appeals granted a motion for expedition of appeals and has set June 3, 2004 as the hearing date with respect to the appeals. Regardless of whether or not the pre-packaged plan becomes effective, the Master Settlement Agreement, which settles the amount of and provides for the partial payment on approximately 110,000 asbestos claims, remains effective. See "—Contingencies and Retained Liabilities" and Note 18 to our Consolidated Financial Statements. Although the nature of litigation makes it difficult to predict any particular outcome, we remain confident that the confirmation of the plan will be affirmed.

        Since 2002, we have disposed of a number of businesses and assets in furtherance of our strategy to focus on our core divisions. We also signed an agreement to sell the upstream part of our Oil, Gas and Petrochemicals businesses to a private equity consortium. See "Acquisitions, Investments and Divestitures." We have received proceeds of approximately $1.2 billion from the divestments carried out in 2003 and with the divestment of the upstream part of our Oil, Gas and Petrochemicals businesses and the Reinsurance business, we are on course to generate proceeds of more than $2 billion from our various divestment programs.

        Our principal plans for 2004 include continued operational improvements in the core businesses and continued efforts to realize savings from the Step Change Program. We also intend to complete our divestment program (in particular, the remaining portion of our Oil, Gas and Petrochemical business and the remaining part of our Building Systems business), the disposal or closure of non-core activities and to further reduce our total debt using the proceeds of these divestments.

        Effective January 1, 2004, some business areas within our business divisions were combined. The changes are further discussed in "—Organizational Structure—Our Business Divisions."

ORGANIZATIONAL STRUCTURE

        Effective January 1, 2003, we realigned our business divisions to combine our former Power Technology Products and Utilities divisions into a new Power Technologies division and combined our former Automation Technology Products and Industries divisions into a new Automation Technologies division. Our Oil, Gas and Petrochemicals businesses, a part of which we have agreed to sell, and our Insurance business area were reclassified as discontinued operations along with a number of other businesses in 2003 and 2002, respectively. Our remaining activities were grouped as Non-core activities and the remaining headquarter type functions were grouped into a Corporate/Other division. We began reporting our financial results to reflect this new structure effective January 1, 2003.

        We streamlined our divisional structure to help sharpen our focus on power and automation technologies, to increase efficiency and to create a sustainable lower cost base. We consider the Power Technologies and Automation Technologies divisions to be our core divisions, and our management intends to focus its attention on, and future investments in, these divisions.

        Effective January 1, 2004, some business areas within our business divisions were combined. The changes are further discussed within "—Our Business Divisions."

Our Business Divisions

  Power Technologies Division

        The ABB Power Technologies division serves electric, gas and water utilities, as well as industrial and commercial customers, with a broad range of products, systems and services for power transmission, distribution and power plant automation. The division had approximately 39,000 employees at December 31, 2003. See "Item 4. Information on the Company—Business Divisions—Power Technologies Division—Business Areas" for a breakdown of the approximate proportion of the Power Technologies division's revenue generated in 2003 by each business area in the division.

        The Power Technologies division at January 1, 2004 consists of five business areas:

  •
  Power Systems

  •
  Utility Automation Systems

  •
  High-Voltage Products

  •
  Medium-Voltage Products

  •
  Transformers

        Our Power Systems business area generated approximately $2.3 billion in revenues in 2003 and had approximately 8,000 employees at December 31, 2003. Key product lines in this business area include transmission and distribution substations, flexible alternating current transmission systems (FACTS) and high-voltage direct current (HVDC) systems, which are technologically advanced concepts to increase transmission capacity and stability in power networks. Our HVDC and FACTS business lines are supported by our own in-house power semiconductor factory. In addition, this business area undertakes turnkey contracts to install and upgrade transmission and distribution systems.

        Our Power Systems business area sells primarily to utilities, but also to industrial end-users, and is complimented by a consulting and power systems services arm. Orders and revenues are evenly distributed among the Americas, Europe, the Middle East and Africa, and Asia-Pacific.

        Our Utility Automation Systems business area generated approximately $1.3 billion in revenues in 2003 and had approximately 5,500 employees at December 31, 2003. This business area is focused on automation, control and protection systems for power generation, power transmission and distribution networks, the energy market and water management. It also offers substation automation and protection products and systems and complete utility communication networks. Europe, Middle East and the United States are major markets, while activities in Asia are expanding.

        Our High-Voltage Products business area generated approximately $1.4 billion in revenues in 2003 and had approximately 6,000 employees at December 31, 2003.

        This business area's primary products include high-voltage switchgear and high-current systems and cables. We sell high-voltage products primarily to utilities, as well as to distributors, wholesalers, installers, original equipment manufacturers and industrial end-users. We export mostly from Europe to all parts of the world.

        Our Medium-Voltage Products business area generated approximately $1.5 billion in revenues in 2003 and had approximately 7,000 employees at December 31, 2003. This business area develops, manufactures and sells a wide range of circuit breakers and contactors, fuses, sensors, switches, vacuum interrupters and outdoor distribution products and sells primarily to utilities, industrial end-users, distributors, wholesalers, installers and original equipment manufacturers. Revenues of this business are primarily generated in Western Europe, followed by Asia, North America and the Middle East.

        The former Distribution Transformers and Power Transformers business areas, which shared many locations, were merged to form a single Transformers business area at the beginning of 2004. The merger is intended to help reduce product overlaps, eliminate redundant research and development efforts, and improve supply chain management.

        The combined Transformers business area generated approximately $2 billion in revenues in 2003 and, at December 31, 2003, had approximately 13,000 employees. The business area sells a wide range of transformers—from single-phase transformers, to small, medium and large distribution transformers, reactors, traction, phase-shifting, converter and extra high-voltage transformers. Europe and the Americas account for a major portion of this business area's revenues while the revenues in Asia and the Middle East are improving.

  Automation Technologies Division

        The ABB Automation Technologies division provides products, systems, software and services for the automation and optimization of industrial and commercial processes. Key technologies include measurement and control, instrumentation, process analysis, drives and motors, power electronics, robots and low-voltage products. The division had approximately 55,000 employees at December 31, 2003. See "Item 4. Information on the Company—Business Divisions—Automation Technologies Division—Business Areas" for a breakdown of the approximate proportion of the Automation Technologies division's revenue generated in 2003 by each business area in the division.

        The Automation Technologies division at January 1, 2004 consists of three business areas:

  •
  Automation Products

  •
  Process Automation

  •
  Manufacturing Automation

        The Automation Products business area generated approximately $4.5 billion in revenues in 2003 and had approximately 27,000 employees at December 31, 2003. Key products in the Automation Products business area include low and medium-voltage drives, as well as low and high-voltage motors, which are used in the building automation, marine, power, transportation, manufacturing and process industries. The business area also offers power electronics systems, which are sold to metals smelters, railway manufacturers and power plants.

        Other low-voltage products offered by the Automation Products business area include devices for power quality and protection, wire management, switching and motor control. Instrumentation products include actuators and positioners, analytical instruments, as well as devices to measure flow, pressure, level, temperature and similar process variables.

        Many of this business area's automation products are high volume products sold through channel partners, such as distributors, wholesalers, installers, and original equipment manufacturers. The business area is geographically diverse, with operations and customers throughout Europe, the Americas and Asia.

        The Process Automation business area generated approximately $4.0 billion in revenues in 2003 and had approximately 21,500 employees at December 31, 2003. It combines the resources of three former business areas: Control Platform and Enterprise Products; Petroleum, Chemical and Consumer; and Paper, Minerals, Marine and Turbocharging.

        This new business area includes control, force measurement, marine and turbocharging systems among its key technologies. The largest among these is the design of systems for control and plant optimization in the process and utility industries, where our employees apply their extensive knowledge of customer processes to application-specific requirements.

        Marine sector solutions include our systems for electric propulsion, power generation and distribution, automation and heating, ventilation and air conditioning systems aboard cruise, cargo and other offshore vessels. Our turbochargers add performance, environmental and fuel efficiency to large gasoline and diesel engines.

        Our Process Automation business area is geographically diverse, with strategic hubs of activity, including research and development, in the United States, Europe, India, China and Southeast Asia. Revenues of this business area are primarily generated in Europe followed by the Americas and Asia with equal share and the Middle East with a comparatively lower share.

        The Manufacturing Automation business area generated approximately $1.4 billion in revenues in 2003 and had approximately 6,500 employees at December 31, 2003. Our Manufacturing Automation business has a large installed base of industrial robots—more than 100,000—and sells robots and related equipment and software to the automotive, material handling, foundry and packaging industries.

        This business area also develops standardized manufacturing cells for machine tending, welding, cutting, painting and finishing and provides packaged systems to auto manufacturers for press automation, paint process automation and power train assembly.

        This business area's research and development and manufacturing locations are focused in the United States and Sweden—near major automotive centers. Most of our revenues in this business area are generated in the Americas, Western Europe and China.

  Non-Core Activities Division

        Business activities that are not directly linked to our Power Technologies and Automation Technologies divisions (our core divisions) and which we are considering for sale, winding down or otherwise discontinuing are grouped together and their results are reported under the heading of Non-Core Activities. These activities comprise primarily the remaining parts of Equity Ventures business area, the remaining parts of the Structured Finance business area, the remaining parts of the Building Systems business area, the remaining parts of the New Ventures business area and a number of other activities, including Customer Service Workshops, Logistic Systems and the Group Processes business areas. The Insurance business area, which was previously included in Non-Core Activities, is now discussed as part of discontinued operations following our agreement in December 2003 to sell this business to White Mountains Insurance Group Limited of Bermuda. The businesses in the Non-Core Activities division are not being managed as an integral part of our business. The division had approximately 8,700 employees at December 31, 2003.

        Our Equity Ventures business area owns and operates infrastructure projects in various countries. Our Equity Ventures business area originally focused its investment activities on independent power projects because it provided business opportunities for our former power generation division. Subsequent projects also were selected primarily to develop opportunities to sell our equipment and systems. Therefore, the Equity Ventures portfolio reflects some of the businesses in which we were engaged when the investments were made. Our Equity Ventures business area is not pursuing further project development or additional investments and we will consider selling investments of this business area when we believe we have received an optimal offer. During 2003, we sold our stakes in ABB Redbank Project Pty Ltd. (a power plant) and ElectraNet Pty Ltd (an electricity transmission service provider), both in Australia.

        Our Structured Finance business area provides financing, including export, trade and project financing and asset-based leasing and lending. In 2002, we decided to sell our Structured Finance businesses. In 2003, we continued the divestment of our remaining Structured Finance business area, including our ownership interest in the Swedish Export Credit Corporation, certain lease and loan portfolios, ownership interests in infrastructure projects and other financial assets. We sold ABB Export Bank, previously part of our Structured Finance business area in December 2003. The remaining Structured Finance assets, representing approximately $600 million of financing receivables, will be sold, discontinued or run off.

        Our Building Systems business area designs, builds and maintains complete installations for industrial, infrastructure and commercial facilities, integrating products manufactured by our Power Technologies and Automation Technologies divisions, as well as those from third-party suppliers. Following our decision to divest our Building Systems businesses in 2002, we finalized the divestment of a number of our activities in the Building Systems business area during 2003, including our activities in Austria, Belgium, the Netherlands, the Nordic region (Baltic states, Denmark, Finland, Norway, Russia and Sweden), Portugal and the United Kingdom. We have not yet sold the Building Systems businesses in Germany, Poland, the United States, Hong Kong and Egypt. In February 2004, we signed an agreement to sell our Building Systems business in Switzerland to an investor group, while retaining a 10% interest in the business.

        We established New Ventures in 2001 as a "fast lane" business incubator that would find, develop and invest in new business opportunities, both internally and externally. New Ventures had three investment portfolios—the Industrial IT Venture Fund and Operational Ventures, both of which focused on investment opportunities externally, and Innovisions, which focused on opportunities internally. Activities involved providing both seed funding for start-ups and growth funding for mature businesses. It also directly managed several majority-owned companies. In October 2002, we announced a restructuring program to discontinue Non-core activities in New Ventures and transfer out a number of core activities to other business areas. In December 2003, we announced the sale of our Wind Energy business in Germany, which was primarily focused on the development and engineering, procurement and construction of wind parks, primarily in Europe. We intend to divest the remainder of the business area, which includes the Distributed Energy business and investments in emerging technology businesses.

        We originally formed Group Processes as a business division in January 2001 to drive growth and cut costs by establishing common working processes and a common IT infrastructure for the entire ABB Group. The areas of focus included supply and demand chain management, project management, financial processes, internal audit, quality control and marketing and sales. In addition, this division provided shared services in areas such as accounting and payroll and training through local services centers in many countries. This division also provided IT infrastructure services and applications support. The division was dissolved in October 2002 when supply and demand chain management as well as marketing and sales activities were moved into the core divisions to more closely link them to those businesses. The financial processes and shared services activities were moved into our finance function, under the auspices of our chief financial officer. In February 2003, all the IT operations were moved into the office of the chief information officer. Effective January 1, 2004, activities in the Group Processes business area had been dissolved or integrated into the core divisions, and Group Processes no longer functions as a separate business area.

        Our Customer Service Workshop operations consist of overhaul, repair and rewinding of rotating machine products manufactured by the Automation Technologies division, as well as those from third-party suppliers. Following the decision we made in 2002 to strategically reduce our activities in this business, most of our activities were either transferred to the core divisions, closed or divested. We continue our efforts to divest or close the remaining portion of this business during 2004.

        The Logistic Systems business area provides information technology packages and automation services to airports for baggage and material handling, air traffic management, as well as turnkey electromechanical and airfield lighting systems. In the Logistic Systems business area in 2003, we finalized our exit from Norway whereas our units in Italy, Singapore and Zimbabwe are completing certain projects before closure. We continue efforts to divest our German business.

  Corporate/Other

        Our Corporate/Other comprises headquarters and stewardship activities, research and development activities and other activities, as described below. Corporate/Other had approximately 3,000 employees at December 31, 2003.

        Headquarters and stewardship activities include the operations of our head office in Zurich, Switzerland, as well as corresponding local holding companies in approximately 65 countries. These operations cover staff functions with group-wide responsibilities, such as group accounting and consolidation, finance and controlling, audit, tax, financial advisory, legal affairs, risk management and insurance, communications, investor relations and human resources.

        Group Research and Development supports the divisions in developing cross-divisional technology platforms and builds up our protected technology. By close cooperation with the world's leading universities, cutting edge technology is transferred to our products and systems.

        Other activities include our Real Estate and Group Treasury Operations. Our Real Estate management objective is to enhance our competitiveness and effectively support our business activities, with the most efficient and profitable use of our real estate assets and facilities. Group Treasury Operations act as a cost center for internal treasury activities.

        The discussion that follows reflects how we managed and reported our businesses during 2003. Therefore, we refer to the business areas as they were prior to their realignment in 2004, discussed above. We have included a separate discussion of discontinued operations.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

General

        We prepare our Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

        The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis, including those related to: costs expected to be incurred to complete projects; the costs of product guarantees and warranties: provisions for bad debts, inventories, investments, intangible assets and income taxes; provisions for restructuring, long-term service contracts, pensions and other post-retirement benefits, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        We deem an accounting policy to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact our Consolidated Financial Statements. We believe the following critical accounting policies reflect the more significant estimates and assumptions that we use in the preparation of our Consolidated Financial Statements. These policies should be considered in reviewing our Consolidated Financial Statements.

Revenues and Cost of Sales Recognition

        We recognize revenues from the sale of manufactured products when all of the following conditions are met: a persuasive evidence of an arrangement exists, the sales price is fixed and determinable, collectibility is reasonably assured and title, including the risks and rewards of ownership, has been transferred to the customer. When multiple elements such as products and services are contained in a single arrangement or in related arrangements with the same customer, we allocate revenue to each element based on its relative fair value, provided that such element meets the criteria for treatment as a separate unit of accounting. The allocation of the sales price between delivered elements and undelivered elements might affect the timing of revenue recognition, but would not change the total revenue recognized on the contract. Revenues from short-term contracts to deliver services are recognized upon completion of required services to the customer. Revenues from contracts that contain customer acceptance provisions are deferred until customer acceptance occurs or the contractual acceptance period has lapsed. As a result, significant contract interpretation is sometimes required to determine the appropriate period of revenue recognition.

        These revenue recognition methods assume collectibility of the revenues recognized. When recording the respective accounts receivable, loss reserves are calculated to estimate those receivables that will not be collected. These reserves assume a level of default based on historical information, as well as knowledge about specific invoices and customers. There remains the risk that greater defaults will occur than originally estimated. As such, the amount of revenues recognized might exceed the cash which will be collected, resulting in a deterioration of earnings in the future. This risk is likely to increase in a period of significant negative industry or economic trends.

        Revenues under long-term contracts are recognized using the percentage-of-completion method of accounting. We principally use the cost-to-cost or delivery events methods to measure progress towards completion on contracts. We determine the method to be used by type of contract based on our experience and judgment as to which method best measures actual progress towards completion.

        The percentage-of-completion method of accounting involves the use of assumptions and projections, relating to future material, labor, construction and overhead costs. As a consequence, there is a risk that total contract costs will exceed those which we originally estimated. These risks are heightened if the duration of a contract increases or if the project is a turnkey project and the price is fixed, because there is a higher probability that the circumstances upon which we originally developed the estimates will change in a manner that increases our costs and that we will not recover them. Factors that could cause costs to increase include:

  •
  unanticipated technical problems with the equipment being supplied or developed by us which may require that we incur additional costs to remedy the problem;

  •
  changes in the cost of components, materials or labor;

  •
  difficulties in obtaining required governmental permits or approvals;

  •
  project modifications creating unanticipated costs;

  •
  suppliers' or subcontractors' failure to perform;

  •
  penalties incurred as a result of not completing portions of the project in accordance with agreed upon time limits; and

  •
  delays caused by unexpected conditions or events.

        Changes in our initial assumptions, which we review on a regular basis between balance sheet dates, may result in revisions to total estimated costs, current earnings and anticipated earnings. We recognize these changes in the period in which the changes in estimate are determined. We believe that this approach, referred to as the "catch-up approach," produces more accurate information because the cumulative revenue-to-date reflects the current estimates of the stage of completion. Additionally, losses on long-term contracts are recognized in the period when they are identified and are based upon the anticipated excess of contract costs over the related contract revenues. Any such losses are recorded as a component of cost of sales.

        We accrue anticipated costs for warranties when we recognize the revenue on the related contracts. Warranty costs include calculated costs arising from imperfections in design, material and workmanship, performance guarantees (technical risks) and delays in contract fulfillment. Although we generally make assessments on an overall, statistical basis, we make individual assessments on orders with risks resulting from order-specific conditions or guarantees, such as plants or installations. There is a risk that actual warranty costs will exceed the amounts provided for, which would result in a deterioration of earnings in the future when these actual costs are determined.

        Revenues under cost-reimbursement contracts are recognized as costs are incurred. Shipping and handling costs are recorded as a component of cost of sales.

Accounting for Discontinued Operations

        Our strategy is to focus on power and automation technologies for utility and industry customers. In accordance with our strategy, we have sold or plan to sell certain businesses that are not part of our core power and automation technologies businesses. On January 1, 2002 we adopted Statement of Financial Accounting Standards No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long Lived Assets. SFAS 144 broadened the presentation of discontinued operations to include disposal transactions involving less than an entire reporting segment, if certain criteria are met. The purpose of SFAS 144 is to allow for historically comparable data to be available to investors without the distortions created by divestments or the closure or abandonment of businesses, thereby improving the predictive value of financial statements. SFAS 144 requires the revenues and associated costs, net of taxes, of certain divestments and abandonments, to be classified as discontinued operations, net of taxes, below income from continuing operations in the Consolidated Income Statement and requires the related assets and liabilities to be classified as assets or liabilities held for sale and in discontinued operations in the Consolidated Balance Sheet.

        In order to classify a business as a discontinued operation, SFAS 144 requires that certain criteria be met. In certain cases, significant interpretation is sometimes required to determine the appropriate classification. Changes in plans regarding the sale of a business may change our interpretation as to whether a business should be classified as a discontinued operation. Any such reclassification may have a material impact on our income from continuing operations and the individual components thereof.

        In the Consolidated Statement of Cash Flows, we have included the businesses classified as discontinued operations in the individual line items within cash from operating, investing and financing activities, together with continuing operations, as permitted by U.S. GAAP.

        For a description of the discontinued operations reflected in our Consolidated Financial Statements, see "—Discontinued Operations."

Goodwill and Other Intangible Assets Impairment

        We review goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with the Statement of Financial Accounting Standards No. 142 (SFAS 142), Goodwill and Other Intangible Assets. SFAS 142 requires that a two-step impairment test be performed on goodwill. In the first step, we compare the fair value of each reporting unit to its carrying value. Our reporting units are one level below the reportable segments identified in Note 26 of our Consolidated Financial Statements. We use a discounted cash flow model to determine the fair value of reporting units unless there is a readily determinable fair market value. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and we are not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step to determine the implied fair value of the reporting unit's goodwill and compare it to the carrying value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then we must record an impairment loss equal to the difference.

        The discounted cash flow model, which we use to estimate the fair value of our reporting units is dependent on a number of factors including estimates of future cash flows, appropriate discount rates and other variables. Estimating future cash flows requires us to make significant estimates and judgments involving variables such as sales volumes, sales prices, sales growth, production and operating costs, capital expenditures, market conditions and other economic factors. We base our fair value estimates on assumptions we believe to be reasonable, but which are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

        We review intangible assets in accordance with SFAS 144, and accordingly test for impairment upon the occurrence of certain triggering events such as a decision to divest a business.

        We record any related impairment charge in other income (expense), net in our Consolidated Income Statement, unless it is related to a discontinued operation, in which case the charge is recorded in loss from discontinued operations, net of tax.

Pension and Post-Retirement Benefits

        As more fully described in Note 21 to our Consolidated Financial Statements, we operate pension plans which cover the majority of our employees. We use actuarial valuations to determine our pension and post retirement benefit costs and credits. The amounts calculated depend on a variety of key assumptions, including discount rates and expected return on plan assets. We are required to consider current market conditions, including changes in interest rates, in selecting these assumptions. The discount rate is reviewed annually and considered for adjustment based on changes in long-term, highly rated corporate bond yields. Decreases in the discount rate result in an increase in the projected benefit obligation and to pension costs (as shown in Note 21 to our Consolidated Financial Statements).

        The expected return on plan assets is reviewed annually and considered for adjustment based on current and expected asset allocations and represents the long-term return expected to be achieved. Decreases in the expected return on plan assets result in an increase to pension costs. If the expected rate of return on assets for 2004 were to decrease by 0.5% from the 2003 rate of 6.01%, then our 2004 pension costs would be approximately $29 million higher.

        Under U.S. GAAP, we accumulate and amortize over future periods actual results that differ from the assumptions used. Therefore, actual results generally affect our recognized expense and recorded liabilities for pension and other post retirement benefit obligations in future periods.

        The "unfunded" balance, which can increase or decrease based on the performance of the financial markets or changes in our assumption rates, does not represent a mandatory short-term cash obligation. Instead, the unfunded balance of a pension plan is the difference between the projected obligation to employees ("PBO") and the fair value of the plan assets. While we comply with appropriate statutory funding requirements, at December 31, 2003, the unfunded balance of our pension plans was $1,636 million. In accordance with Statement of Financial Accounting Standards No. 87 (SFAS 87), Employers' Accounting for Pensions, we have recorded on the Consolidated Balance Sheet a net liability of $866 million in relation to this unfunded benefit balance. The difference is primarily due to an unrecognized actuarial loss of $737 million, which is amortized using the "minimum corridor" approach as defined by SFAS 87.

        In May 2003, the Emerging Issues Task Force of the Financial Accounting Standards Board reached a consensus on Emerging Issues Task Force No. 03-4 (EITF 03-4), Determining the Classification and Benefit Attribution Method for a "Cash Balance" Pension Plan, which requires the "traditional unit credit method" to be used for the calculation of the liability and attribution of the costs for pension plans with certain characteristics. We determined that certain of our pension plans covering the employees of Switzerland had the characteristics described in EITF 03-4 and therefore we changed the approach to calculating the PBO from the projected unit credit method to the traditional unit credit method. The change in cost attribution methods resulted in an actuarial gain of $406 million which is included in the unrecognized actuarial loss of $737 million and as described above, will result in lower net pension costs in future years, but did not affect earnings in the current year.

        We have multiple non-pension post-retirement benefit plans. Our health care plans are generally contributory with participants' contributions adjusted annually. For purposes of estimating our health care costs, we have assumed health care cost increases per annum to be 11.81% for 2003, then gradually declining to 5.96% per annum in 2013, and to remain at that level thereafter.

        Assumed health care cost trends have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care costs would have had the following effects at December 31, 2003:

	One-percentage- point increase	One-percentage- point decrease
	($ in millions)
Effect on total of service and interest cost components	2	(2)
Effect on accumulated post-retirement benefit obligation	23	(20)

Taxes

        In preparing our Consolidated Financial Statements we are required to estimate income taxes in each of the jurisdictions in which we operate. We account for deferred taxes by using the asset and liability method. Under this method, we determine deferred tax assets and liabilities based on temporary differences between the financial reporting and the tax bases of assets and liabilities. The differences are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. We recognize a deferred tax asset when we determine that it is more likely than not that the asset will be realized. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based upon historical losses, projected future taxable income and the expected timing of the reversals of existing temporary differences. To the extent we increase or decrease this allowance in a period, we recognize the change in the allowance within Provision for taxes in the Consolidated Income Statement unless the change relates to discontinued operations, in which case the change is recorded in income (loss) from discontinued operations, net of tax. Unforeseen changes in tax rates and tax laws as well as differences in the projected taxable income compared to the actual taxable income may affect these estimates.

Consolidation

        We evaluate our investments in joint ventures and other types of investments for purposes of determining whether consolidation or the cost or equity method of accounting is appropriate. This determination is based upon our ability to retain and exercise control through our decision-making powers and our ability to exercise significant influence over the entity, as well as our ownership interests in the entity.

        Material changes to our ability to retain control and exercise significant influence over an entity could change the accounting method between consolidation or the cost or equity method, which could have a material impact on our Consolidated Financial Statements.

        In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51. FIN 46 requires variable interest entities (VIEs) to be consolidated by their primary beneficiaries. Accordingly, VIEs entered into after January 31, 2003, are consolidated when we are considered the primary beneficiary. Also after January 31, 2003, previously consolidated variable interest entities would be deconsolidated when a triggering event, as defined by FIN 46, indicates we are no longer the primary beneficiary. For those VIEs where we are not the primary beneficiary, we apply our existing consolidation policies in accordance with U.S. GAAP.

        In determining the primary beneficiary of a VIE, we are required to make projections of expected losses and expected residual returns to be generated by that VIE. The projected expected losses and expected residual returns are critical to the identification of the primary beneficiary. These projections require us to use assumptions, including the probability of cash flows. Expected losses and expected residual returns materially different from those projected could identify another entity as the primary beneficiary. A change in the contractual arrangements or ownership between the parties involved in the VIE could have an impact on our determination of the primary beneficiary, which in turn, could have a material impact on our Consolidated Financial Statements.

Contingencies

        As more fully described in Note 18 to our Consolidated Financial Statements, we are subject to proceedings, lawsuits and other claims related to environmental, labor, product and other matters. We are required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses. A determination of the amount of provision required, if any, for these contingencies is made after careful analysis of each individual issue, often with assistance from both internal and external counsel and technical experts. The required amount of provision for contingencies of any type may change in the future due to new developments in the particular matter, including changes in approach to its resolution, such as in settlement strategy.

Restructuring

        We recorded significant provisions in connection with our restructuring programs. These provisions include estimates pertaining to employee termination costs and the settlements of contractual obligations resulting from our actions. Although we do not anticipate significant changes, the actual costs may differ from these estimates due to subsequent developments such as voluntary retirement of employees and other business developments. These costs are recorded primarily in other income (expense), net, in the Consolidated Income Statement unless the costs relate to discontinued operations in which case the change is recorded in discontinued operations, net of tax. See "—Restructuring Expenses."

Our Insurance Business

        In December 2003 we entered into an agreement to sell our Reinsurance business and consequently we have reflected the results of operations in loss from discontinued operations, net of tax, and the assets and liabilities in assets and liabilities held for sale and in discontinued operations for all periods presented.

        We generally recognize premiums in earnings on a pro rata basis over the period coverage is provided. Premiums earned include estimates of certain premiums not yet collected. These premium receivables include premiums relating to retrospectively rated contracts. For such contracts, a provisional premium is collected that will eventually be adjusted. We include an estimated value of the actual premium in receivables. Unearned premiums represent the portion of premiums written that is applicable to the unexpired terms of reinsurance contracts or certificates in force. These unearned premiums are calculated by the monthly pro rata method or are based on reports from ceding companies that we reinsure.

        Insurance liabilities are reflected in liabilities held for sale and in discontinued operations, in our Consolidated Balance Sheet and represent unpaid claims, losses, and related loss expenses based upon estimates for losses reported, estimates received from ceding reinsurers, and estimates of incurred but not reported losses related to direct and assumed business, less amounts ceded to reinsurers. Reserves for unreported losses are determined by an estimate established using various statistical and actuarial techniques reflecting historical patterns of development of paid and reported losses adjusted for current trends. The inherent variability of the estimate is analyzed in order to ascertain whether it is reasonable before application. We do not discount loss and loss adjustment expense reserves.

        We develop our estimate considering a range of reserve estimates bounded by a high and a low estimate. The high and low ends of the range do not correspond to an absolute best and worst case scenario of ultimate settlements because such estimates may be the result of unlikely assumptions. Our best estimate therefore does not include the set of all possible outcomes but only those outcomes that are considered reasonable. Those estimates are subject to the effects of trends in loss severity and frequency. Although considerable variability is inherent in such estimates, we believe the reserves for losses and loss adjustment expenses are adequate. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known; such adjustments are included in discontinued operations. Adjustments to reserves are reflected in the loss from discontinued operations, net of tax, in the periods in which the estimates are changed.

        We reflect our liability for losses net of anticipated salvage and subrogation recoveries. Salvage and subrogation received and changes in estimates of future recoveries are reflected in current year underwriting results. We believe the liabilities for losses and loss adjustment expenses are adequate to cover the ultimate liability; however, due to the underlying risks and high degree of uncertainty associated with the determination of the liability for losses, such estimates may be more or less than the amounts ultimately paid when the claims are settled.

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

NEW ACCOUNTING PRONOUNCEMENTS

        In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, Business Combinations, and SFAS 142 which modified the accounting for business combinations, goodwill and identifiable intangible assets. All business combinations initiated after June 30, 2001, must be accounted for by the purchase method. Goodwill from acquisitions completed after that date is not amortized, but charged to operations when specified tests indicate that the goodwill is impaired, that is, when the goodwill's fair value is lower than its carrying value. Certain intangible assets are recognized separately from goodwill, and are amortized over their useful lives. During 2002, all goodwill was required to be tested for impairment as of January 1, 2002, with a transition adjustment recognized for any impairment found. We determined that no impairment of goodwill existed at January 1, 2002. All goodwill amortization also ceased at that date. We recognized goodwill amortization expense in continuing operations of $148 million in 2001, and goodwill amortization expense in discontinued operations of $43 million in 2001. Accordingly, income from continuing operations in 2001 would have been $319 million ($ 0.28 per share), loss from discontinued operations in 2001 would have been $794 million ($ 0.70 per share) and net loss in 2001 would have been $538 million ($ 0.48 per share) if we had not recognized amortization expense for goodwill that is no longer being amortized in accordance with SFAS 142.

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

        In August 2001, the Financial Accounting Standards Board issued Statement of Accounting Standards No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets. This Statement supersedes Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-lived Assets to Be Disposed Of, while retaining many of its requirements regarding impairment loss recognition and measurement. In addition, SFAS 144 broadens the presentation of discontinued operations to include more sold and abandoned businesses. We adopted this statement effective January 1, 2002, and, as a result, reflected the assets, liabilities and results of operations of several businesses and groups of assets as discontinued operations for all periods presented to the extent these businesses and groups of assets met the new criteria during 2003 and 2002. Disposals and abandonments in previous years were not re-evaluated or reclassified. See "—Application of Critical Accounting Policies—Accounting for Discontinued Operations."

        In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections, which rescinds previous requirements to reflect all gains and losses from debt extinguishment as extraordinary. We elected to early adopt the new standard effective April 1, 2002, and, as a result, the gains from extinguishment of debt of $12 million recorded as extraordinary items in 2001, are no longer reflected as extraordinary items.

        In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146 (SFAS 146), Accounting for Costs Associated with Exit or Disposal Activities, which requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The standard became effective January 1, 2003 and was applied to restructuring activities initiated after that date. Prior to January 1, 2003, we accounted for restructuring activities in accordance with Emerging Issues Task Force No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring). The adoption of SFAS 146 did not have a material impact on our financial position or results of operations.

        In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires the guarantor to recognize a liability for the non-contingent component of a guarantee; that is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at its inception. The recognition of the liability is required even if it is not probable that payments will occur under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. FIN 45 also requires additional disclosures related to guarantees. We adopted the disclosure requirements of FIN 45 on December 31, 2002. The recognition and measurement provisions of FIN 45 are effective for all guarantees entered into or modified after December 31, 2002. We adopted the recognition and measurement requirements of FIN 45 on January 1, 2003. The adoption of the recognition and measurement requirements of FIN 45 did not have a material impact on our results of operations.

        In November 2002, the Emerging Issues Task Force of the Financial Accounting Standards Board issued Emerging Issues Task Force No. 00-21 (EITF 00-21), Accounting for Revenue Arrangements with Multiple Deliverables, which was amended in January 2003 and requires that (a) revenue should be recognized separately for separate units of accounting in multiple deliverables arrangements, (b) revenue for a separate unit of accounting should be recognized only when the arrangement consideration is reliably measurable and the earnings process is substantially complete, and (c) consideration should be allocated among the separate units of accounting based on their relative fair value. EITF 00-21 is applicable to transactions entered into after June 30, 2003. The adoption of EITF 00-21 did not have a material impact on our financial position at December 31, 2003, or on our results of operations for the year then ended.

        In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148 (SFAS 148), Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement No. 123. We have elected to continue with our current practice of applying the recognition and measurement principles of APB No. 25, Accounting for Stock Issued to Employees. We have adopted the disclosure requirements of SFAS 148 effective December 31, 2002.

        In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51. FIN 46 requires variable interest entities (VIEs) to be consolidated by their primary beneficiaries. During 2003, we adopted the requirements of FIN 46 and applied the guidance to VIEs in which we have an interest. See Note 8 of our Consolidated Financial Statements for information relating to the impact of adopting FIN 46. FIN 46 was revised in December 2003. We will adopt the December revision (FIN 46R) by March 2004. We continue to evaluate the effects of the adoption of FIN 46R and do not expect such effects to be material to our consolidated financial positions or results of operations.

        In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150 (SFAS 150), Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement requires that an issuer classify a financial instrument that is within the scope of the statement as a liability. SFAS 150 applies to all financial instruments entered into after May 31, 2003, and otherwise became effective for us after June 15, 2003. In November 2003, SFAS 150 was amended to indefinitely defer the measurement and recognition guidance for non-controlling interests that are classified as equity in a subsidiary, but that would be classified as a liability in our financial statements under SFAS 150. However, SFAS 150, as amended, provides guidance on classification and disclosure of mandatorily redeemable non-controlling interests. We have adopted the measurement, classification and disclosure criteria of SFAS 150, as amended. The adoption of SFAS 150 did not have a material impact on our financial position at December 31, 2003, or on our results of operations for the year then ended.

        In May 2003, the Emerging Issues Task Force of the Financial Accounting Standards Board reached a consensus on Emerging Issues Task Force No. 03-4 (EITF 03-4), Determining the Classification and Benefit Attribution Method for a "Cash Balance" Plan. EITF 03-4 clarifies that a cash balance plan, as defined by the guidance, should be accounted for as a defined benefit plan using the traditional unit credit attribution method. We adopted EITF 03-4 in May 2003. As a result, we account for certain of our pension plans in Switzerland as cash balance plans in accordance with EITF 03-4. The adoption of EITF 03-4 reduced the unfunded amount of our Swiss pension plans by approximately $406 million, but did not have a material impact on our financial position at December 31, 2003, or on our results of operations for the year then ended.

RESTRUCTURING EXPENSES

2001 Program

        In July 2001, we announced and initiated a restructuring program (2001 Program) in an effort to improve productivity, reduce our cost base, simplify product lines, reduce multiple location activities and perform other downsizing in response to weakening markets and consolidation of major customers in certain industries.

        Restructuring charges relating to workforce reductions, lease terminations and other exit costs associated with the 2001 Program are included in other income (expense), net. We paid termination benefits of $99 million, $149 million and $32 million to approximately 2,270, 4,000 and 2,150 employees in 2003, 2002 and 2001, respectively. Workforce reductions included production, managerial and administrative employees. Additionally, we paid approximately $12 million, $29 million and $31 million to cover costs associated with lease terminations and other exit costs in 2003, 2002 and 2001, respectively. Based on changes in our original estimate, a $22 million and $21 million reduction in the amounts accrued for workforce reductions, lease terminations and other exit costs have been included in other income (expense), net, in 2003 and 2002, respectively. Currency fluctuations resulted in a $23 million and $25 million increase in the liabilities accrued for workforce reductions, lease terminations and other exit costs in 2003 and 2002, respectively. Accrued liabilities included $9 million and $94 million for termination benefits and $27 million and $52 million for lease terminations and other exit costs at December 31, 2003 and 2002, respectively.

        As a result of the 2001 Program, certain assets, inventories and property, plant and equipment have been identified as impaired or will no longer be used in continuing operations. We recorded $18 million and $41 million in 2002 and 2001, respectively, to write down these assets to fair value. These costs are included in cost of sales and other income (expense), net.

Step Change Program

        In October 2002, we announced the Step Change Program. We estimate that restructuring costs under the Step Change Program will be approximately $200 million in 2004. The goals of the Step Change Program are to increase the competitiveness of our core businesses, reduce overhead costs and streamline operations by approximately $900 million on an annual basis by 2005. We expect to complete the Step Change Program by mid-2004.

        In order to achieve the desired cost savings, over 1,400 specific initiatives have been established and are being closely monitored by our management. We expect that the termination of between 10,000 and 12,000 employees will contribute to approximately 40% of the recurring cost savings on an annual basis, through the reduction of payroll and payroll-related costs. Additionally, we expect that productivity increases as a result of improved production methods, the continued consolidation of office space and manufacturing facilities and the closure of non-profitable units will generate approximately 20% of the cost savings. We expect to realize a significant part of the remaining 40% of the cost savings through outsourcing of selected activities. A large portion of the savings is related to the reorganization of our IT activities. This included the outsourcing of the major part of our information systems infrastructure services to the IBM Corporation ("IBM"), the reduction of multiple finance platforms in certain countries and concentration of local transaction processes in shared services units, as well as the outsourcing of new applications with external suppliers. We expect the remainder of the savings to result from changes in the material supply process, logistics and efficiency gains in the use of materials in our products. Approximately two-thirds of our 1,400 initiatives had been completed by the end of 2003.

        Restructuring charges relating to workforce reductions, lease terminations and other exit costs associated with the Step Change Program are included in other income (expense), net. We paid termination benefits of $145 million and $13 million to approximately 1,500 and 200 employees in 2003 and 2002, respectively. Workforce reductions include production, managerial and administrative employees. Additionally, we paid approximately $48 million and $1 million to cover costs associated with lease terminations and other exit costs in 2003 and 2002, respectively. Based on changes in our original estimate, a $4 million reduction in the amounts accrued for workforce reductions, lease terminations and other exit costs has been included in other income (expense), net in 2003. Currency fluctuations resulted in a $27 million increase in the liabilities accrued for workforce reductions, lease terminations and other exit costs in 2003. Accrued liabilities included $94 million and $38 million for termination benefits and $37 million and $25 million for lease terminations and other exit costs at December 31, 2003 and 2002, respectively.

        As a result of the Step Change Program, certain assets, inventories and property, plant and equipment have been identified as impaired or will no longer be used in continuing operations. We recorded $3 million and $2 million in 2003 and 2002, respectively, to write down these assets to fair value. These costs are included in cost of sales and other income (expense), net.

Other

        Certain restructuring programs were initiated during 2003 at specified locations not included in the Step Change Program. The goals of these programs are to increase efficiencies by reducing headcount and streamlining operations. These programs are expected to increase productivity of the non-core businesses. Anticipated savings will be recognized through the strategic divestments of these operations.

        Restructuring charges related to workforce reductions and lease terminations and other exit costs are included in other income (expense), net. In 2003, we paid termination benefits of $34 million to approximately 1,300 employees and $10 million to cover costs associated with lease terminations and other exit costs. Workforce reductions include production, managerial and administrative employees. Based on changes in our original estimate, a $6 million decrease in the amounts accrued for workforce reductions, lease terminations and other exit costs have been included in other income (expense), net. Currency fluctuations resulted in a $10 million increase in the liabilities accrued for workforce reductions, lease terminations and other exit costs. At December 31, 2003, accrued liabilities included $67 million for termination benefits and $35 million for lease terminations and other exit costs.

        As a result of other restructuring programs, certain assets, inventories and property, plant and equipment have been identified as impaired or will no longer be used in continuing operations. We recorded $11 million in 2003, to write down these assets to fair value. These costs are included in cost of sales and other income (expense), net.

	2001 Program	Step Change	Other	Total
	($ in millions)
Year ended December 31, 2003
Restructuring charge for workforce reduction	—	181	83	264
Restructuring charge for lease terminations and other	—	54	25	79
Write-down cost	—	3	11	14
Change in estimate	(22)	(4)	(6)	(32)

Total restructuring charges and related asset write-downs	(22)	234	113	325

Total cash payments during the year	111	193	44	348
Total accrued liabilities at the end of the year	36	131	102	269
	2001 Program	Step Change	Other	Total
	($ in millions)
Year ended December 31, 2002
Restructuring charge for workforce reduction	165	51	—	216
Restructuring charge for lease terminations and other	38	26	—	64
Write-down cost	18	2	—	20
Change in estimate	(21)	—	(9)	(30)

Total restructuring charges and related asset write-downs	200	79	(9)	270

Total cash payments during the year	178	14	—	192
Total accrued liabilities at the end of the year	146	63	—	209
	2001 Program	Step Change	Other	Total
	($ in millions)
Year ended December 31, 2001
Restructuring charge for workforce reduction	109	—	—	109
Restructuring charge for lease terminations and other	71	—	—	71
Write-down cost	41	—	—	41

Total restructuring charges and related asset write-downs	221	—	—	221

Total cash payments during the year	63	—	—	63
Total accrued liabilities at the end of the year	117	—	—	117

ACQUISITIONS, INVESTMENTS AND DIVESTITURES

Acquisitions and Investments

        In 2003, 2002 and 2001, we paid aggregate consideration of $55 million, $154 million and $597 million, respectively, related to acquisitions and investments in new businesses, joint ventures and affiliated companies. Payments made for these acquisitions and investments, net of cash acquired, were $55 million, $144 million and $578 million in 2003, 2002 and 2001, respectively.

        In 2003 and 2002, we made no significant new acquisitions. However, in 2003 we increased our participation in a limited number of companies as part of our preparations for their eventual divestment and in 2002 we increased our investment in a small number of companies in which we had a controlling interest. In 2002, we also acquired an Italian small-ticket leasing business from Xerox Corp., which was later sold as part of Structured Finance business.

        In June 2001, we completed the acquisition of Entrelec Group, a France-based supplier of industrial automation and control products, for total consideration of $284 million. The acquisition of Entrelec, which had operations in 17 countries, diversified our product range and expanded our customer base in high growth markets.

        In June 2000, we entered into a share subscription agreement to acquire a 42% interest in b-business partners B.V. During 2001, we sold most of our interest to Investor AB (a related party), and b-business partners B.V. repurchased a number of shares. As a result, at December 31, 2003 we hold a 4% interest. We are committed to provide additional capital to b-business partners B.V. of approximately $5 million (a euro-denominated commitment that may fluctuate with exchange rates). Further, b-business partners B.V. retains a put right to compel us to purchase 150,000 shares of b-business partners B.V. at a cost of approximately $19 million (a euro denominated commitment that may fluctuate with exchange rates).

Divestitures

  Sales of Businesses, Joint Ventures and Affiliated Companies

        In 2003, 2002 and 2001, we received cash, net of cash disposed, from sales of businesses, joint ventures and affiliated companies of $543 million, $2,509 million and $283 million. We recognized net gains in 2003, 2002, and 2001 within other income (expense), net, of $43 million, $98 million and $34 million, respectively. We also recognized net losses in 2003, 2002, and 2001 within loss from discontinued operations, net of tax, of $37 million, $194 million and $0 million, respectively. The material dispositions are described below.

        In December 2003, as part of the divestment of our Structured Finance business, we sold ABB Export Bank to a financial investor. We received cash proceeds of approximately $50 million from the sale of ABB Export Bank and recorded a loss on disposal of $12 million which is included in loss from discontinued operations, net of tax.

        Also in December 2003, as part of the planned divestment of the Wind Energy business, we sold the related business in Germany to GI Ventures GmbH for consideration of $35 million including a vendor note of $10 million. We recognized a loss on disposal of approximately $25 million from the sale of this business, which is included in loss from discontinued operations, net of tax.

        In August 2003, as part of our intention to gradually dispose of our Building Systems businesses, we sold to YIT Corporation of Helsinki, Finland our Building Systems businesses located in Sweden, Norway, Denmark, Finland, Russia and the Baltic states for consideration of $213 million and we recorded a gain on disposal of approximately $124 million. Additionally, throughout 2003, we sold other Building Systems businesses in a number of countries including Belgium, the Netherlands, Austria, Hungary and the United Kingdom. The aggregate proceeds from these divestments were $21 million and we recorded a loss on disposal of approximately $41 million from the sale of these businesses which is recognized within other income (expense), net.

        In June 2003, we sold our entire 35% interest in the Swedish Export Credit Corporation to the government of Sweden for net proceeds of approximately $149 million and recorded a loss on disposal of approximately $80 million which is included in other income (expense), net.

        Also in June 2003, we sold our interests in certain equity investments in Australia for cash proceeds of approximately $90 million and recorded a gain on disposal of approximately $28 million which is included in other income (expense), net.

        In March 2003, we sold our aircraft leasing business for approximately $90 million. This business consisted of a portfolio of loans and leases related to commuter aircraft and helicopters used primarily in the northern European and Nordic markets. We provided significant financial support to the VIE formed by the buyer upon acquisition. Following the introduction of FIN 46, we determined that, as a result of retaining such financing receivables, we are the primary beneficiary of the VIE and, accordingly, we consolidated this disposed entity in our Consolidated Financial Statements.

        In December 2002, we completed the sale of our Metering business, to Ruhrgas Industries GmbH for consideration of approximately $223 million. Cash held in escrow of $15 million was released after resolution of certain disputed items in 2003. We recorded a loss on disposal of approximately $48 million from the sale of this business, which is included in loss from discontinued operations, net of tax.

        In November 2002, we completed the sale of most of our Structured Finance business to General Electric Capital Corporation ("GE") and received cash proceeds of approximately $2 billion, including a contingent payment of $20 million to be released to us, should amounts ultimately collected by GE, from a portfolio transferred by us to GE reach specified targets. The $20 million contingent payment remains unpaid as of December 31, 2003, as the amounts collected by GE have not met such specified targets. We recorded a loss on disposal of approximately $146 million from the sale of this business, which is included in loss from discontinued operations, net of tax.

        Pursuant to the sale and purchase agreement, we provided GE with cash collateralized letters of credit aggregating $202 million as security for certain performance-related obligations retained by us, of which approximately $128 million was outstanding as of December 31, 2003.

        The sale and purchase agreement provided GE the option to require us to repurchase certain designated financial assets transferred to GE upon the occurrence of certain events, but in any event no later than February 1, 2004. The fair value of GE's right to require us to repurchase certain designated assets was $11 million at December 31, 2003. On January 26, 2004, we repurchased the financial assets for an amount of approximately $28 million. Additionally, as a result of the exercise of GE's option, the cash collateralized letters of credit were reduced by $35 million. No further obligation exists for us to repurchase any assets under the sale and purchase agreement with GE.

        In January 2002, we disposed of our Air Handling business for cash proceeds of $113 million (the sales price of $147 million included a vendor note of $34 million issued by the purchaser) to Global Air Movement (Luxembourg) SARL and recognized a gain in other income (expense), net of $74 million.

        During 2003, 2002 and 2001, we sold several operating units and investments for total proceeds of $31 million, $209 million and $117 million, respectively, and recognized net gains on disposal of $12 million, $24 million and $34 million, respectively, which are included in other income (expense), net. Net income from these businesses and investments was not significant in 2003, 2002 and 2001.

        In January 2004, we sold our MDCV cable business, located in Germany, to the Wilms Group of Menden, Germany. We recorded $10 million of impairment charges on this divestment in loss from discontinued operations, net of tax, in 2003.

        In March 2004, we completed the sale of our Swiss Building Systems business to CapVis Equity Partners AG, a Swiss private equity company for approximately $39 million, but retained a 10% ownership interest.

  Other Divestitures

        In May 2003, we sold our interest in China National Petrochemical Corporation (Sinopec Corp.) for approximately $82 million and recorded a loss on disposal of $40 million recognized in interest and other finance expense, net.

        In addition, throughout 2003, we engaged in a number of sales and terminations of lease portfolios and individual financing receivables resulting in proceeds of approximately $400 million. The gains (losses) on such disposals were not material.

  Pending Divestitures

        We have previously announced our intention to sell a number of other businesses, including all of our Oil, Gas and Petrochemicals businesses and our remaining Building Systems businesses.

        In January 2004, we entered into an agreement to sell the upstream part of our Oil, Gas and Petrochemicals businesses to a private equity consortium consisting of Candover Partners, JP Morgan Partners and 3i Group. The sale includes our United States based Vetco Gray unit and our Norway based Offshore Systems business. The initial purchase consideration for the business (including the consideration for our separate agreement not to compete with the business for a period of three years) is $925 million. We may receive an additional consideration of up to $50 million based on the financial performance of the business in 2004. The sale is expected to close by mid-year 2004, pending receipt of customary regulatory approvals and satisfaction of closing conditions, including the satisfactory completion and disposition of compliance matters under review. As part of the sale, we have agreed, among other things, to terminate certain securitization programs and operational leases, to indemnify the purchasers against certain pre-existing environmental and tax liabilities, to reimburse the purchasers against financial losses that may be incurred on certain ongoing projects of the business, to reimburse the purchasers for certain unfunded benefit liabilities and to indemnify the purchasers from liabilities that might arise out of matters revealed by the compliance review. We do not expect a significant gain or loss to be recognized on the sale of the upstream business.

        The compliance investigation referred to above in connection with the description of the divestment of the upstream part of our Oil, Gas and Petrochemical businesses, was triggered by our discovery of a limited number of improper payments by some of our employees and agents in that business in Africa, Central Asia, and South America, which we have voluntarily disclosed to the U.S. Department of Justice and the U.S. Securities and Exchange Commission. The payments, which violated our internal policies on business ethics, were made in order to obtain from local officials confidential information and commercial advantages, including with respect to contracts on which we were bidding. We are cooperating fully with the U.S. Department of Justice and the U.S. Securities and Exchange Commission. We have hired outside counsel and auditors (other than our auditors) to assist us in a compliance review to determine whether other instances of improper payments exist. The compliance review is being conducted jointly with the purchasers of the business and with the purchasers' outside counsel and auditors. We are hopeful that we will complete the sale of the upstream part of our Oil, Gas and Petrochemicals business by mid-year 2004 and the remainder of the business by year-end 2004.

        We are actively seeking a buyer for the remaining activities of our Oil, Gas and Petrochemicals businesses (remaining Oil, Gas and Petrochemicals businesses). The downstream activities of our Oil, Gas and Petrochemicals business is a full service engineering company, which in addition to expertise in Engineering, Procurement and Construction (EPC) projects, also licenses process technologies in the refining, chemical, petrochemical and polymer fields. An analysis of the operations of the Oil, Gas and Petrochemicals businesses is included in "—Analysis of Results of Operations—Business Divisions."

        We have also agreed to sell, or are negotiating to sell, a number of other businesses. These include our Reinsurance business, which, we agreed to sell in December 2003, to White Mountains Insurance Group Limited of Bermuda for approximately $425 million. This business provides international reinsurance and insurance underwriting, as well as specialized primary insurance in the United States.

        Impairment charges on the divestments of the Reinsurance business (which had not been completed by year-end) of $154 million have been recorded in loss from discontinued operations, net of tax, in 2003. An analysis of the operations of these businesses is included in "—Analysis of Results of Operations—Business Divisions."

SUMMARY FINANCIAL DATA

        The following table shows the amount and percentage of our revenues derived from each of our business divisions (see also Note 26 to our Consolidated Financial Statements):

	Revenues			Percentage of Revenues
	Year ended December 31,			Year ended December 31,
	2003	2002	2001	2003	2002	2001
	($ in millions)			(%)
Power Technologies	7,680	6,963	6,776	37	35	32
Automation Technologies	9,897	8,464	8,496	47	43	40
Non-Core Activities
Equity Ventures	26	19	34	—	—	—
Remaining Structured Finance	48	66	97	—	—	—
Building Systems	1,829	2,375	2,613	—	—	—
New Ventures	53	50	97	—	—	—
Other Non-Core Activities	581	937	1,278	—	—	—

Non-Core Activities Subtotal	2,537	3,447	4,119	12	18	20
Corporate/Other	822	860	1,596	4	4	8

Subtotal	20,936	19,734	20,987	100	100	100
Consolidation effect and eliminations	(2,141)	(2,268)	(2,653)

Consolidated revenues	18,795	17,466	18,334

         We conduct business in approximately 100 countries around the world. The following table shows the amount and percentage of our consolidated revenues derived from each geographic region (based on the location of the customer) in which we operate:

	Revenues			Percentage of Revenues
	Year ended December 31,			Year ended December 31,
	2003	2002	2001	2003	2002	2001
	($ in millions)			(%)
Europe	10,332	9,739	10,368	55	56	57
The Americas	3,572	3,834	4,346	19	22	24
Asia	3,346	2,587	2,420	18	15	13
Middle East and Africa	1,545	1,306	1,200	8	7	6

Total	18,795	17,466	18,334	100	100	100

EXCHANGE RATES

        We report our financial results in U.S. dollars. A significant amount of our revenues, expenses, assets and liabilities are denominated in other currencies due to our global operations. As a consequence, movements in exchange rates affect:

  •
  our profitability,

  •
  the comparability of our results between periods, and

  •
  the carrying value of our assets and liabilities.

        When we incur expenses that are not denominated in the same currency as the related revenues, foreign exchange rate fluctuations could adversely affect our profitability.

        We must translate non-U.S. dollar denominated results of operations, assets and liabilities to U.S. dollars in our Consolidated Financial Statements. Balance sheet items are translated to U.S. dollars using year-end foreign currency exchange rates and income statement and cash flow items are translated using average foreign currency exchange rates during the relevant period. As a consequence, increases and decreases in the value of the U.S. dollar against other currencies will affect our reported results of operations and the value of our assets and liabilities in our Consolidated Balance Sheet, even if our results of operations or the value of those assets and liabilities has not changed in their original currency. Consequently, because of the impact foreign exchange rates have on our reported results of operations and the reported value of our assets and liabilities, changes in foreign exchange rates could significantly impact the comparability of our reported results of operations between financial periods and/or result in significant changes to the reported value of our assets and liabilities.

        Because fluctuations in exchange rates affect the comparability of our results of operations between periods, the discussion of our results of operations below provides, where relevant, information with respect to orders, revenues and earnings before interest and taxes as reported in local currencies.

        While we operate globally and report our financial results in U.S. dollars, because of the location of our more significant markets and because our headquarters are in Switzerland, foreign exchange rate movements between the U.S. dollar and both the euro (EUR) and the Swiss franc (CHF) are of particular importance to us.

        In 2003, the euro strengthened against the dollar from a rate of $1.05 to EUR 1.00 at the end of 2002 to a rate of $1.26 to EUR 1.00. In 2002, the euro also strengthened against the dollar, increasing from a rate of $0.88 to EUR 1.00 at the end of 2001 to a rate of $1.05 to EUR 1.00 at the end of 2002. Similarly, the average U.S. dollar to euro foreign exchange rate was $1.13, $0.94 and $0.89 to EUR 1.00 during 2003, 2002 and 2001, respectively.

        In 2003, the Swiss franc strengthened against the dollar from a rate of $0.72 to CHF 1.00 at the end of 2002 to a rate of $0.81 to CHF 1.00. In 2002, the CHF also strengthened against the dollar, increasing from a rate of $0.59 to CHF 1.00 at the end of 2001 to a rate of $0.72 to CHF 1.00 at the end of 2002. Similarly, the average U.S. dollar to CHF foreign exchange rate was $0.75, $0.64 and $0.59 to CHF 1.00 during 2003, 2002 and 2001, respectively.

ORDERS

        We book an order when a binding contractual agreement has been concluded with the customer covering, at a minimum, the price and the scope of products or services to be supplied. Approximately 8% of our total orders booked in 2003 were "large orders," which we define as orders from third parties involving at least $15 million worth of products or systems. Portions of our business involve orders related to long-term projects, which can take many months or even years to complete. Revenues related to these large orders are typically recognized on a percentage of completion basis over the period of time taken to complete the project. Of the total orders in the Power Technologies and Automation Technologies divisions in 2003, approximately 11% and 7% respectively, represented large orders.

        The level of orders can fluctuate from year to year. Arrangements included in particular orders can be complex and non-recurring. Although large orders are more likely to result in revenues in future periods, the level of large orders, and orders generally, cannot be used to accurately predict future revenues or operating performance. Orders that are placed can be cancelled, delayed or modified by the customer. These actions can have the effect of reducing or eliminating the level of expected revenues or delaying the realization of revenues.

PERCENTAGE OF COMPLETION METHOD OF ACCOUNTING

        When we undertake a long-term project, we recognize costs, revenues and profit margin from that project in each period, based on the estimated percentage of the project completed. Profit margin is based on our estimate of the amount by which total contract revenues will exceed total contract costs at completion. Accordingly, as work progresses or as change orders are approved and estimates are revised, contract margins may be increased or reduced. Expected losses on loss contracts are recognized in full when known.

        In an effort to reduce the amount of risk associated with long-term fixed price contracts we have shifted our focus to long-term reimbursable contracts, when possible, in which we charge our customers the sum of our materials, production, logistics, administrative and financial costs, together with a negotiated operating profit margin. While not eliminating the risk of loss completely, the nature of long-term reimbursable contracts generally means that costs resulting from contract delays or cost increases may be recovered from the customer more easily than in the case with fixed price contracts, where, we generally must demonstrate that the delays and increased costs were a direct result of the customer's action or impact.

PERFORMANCE MEASURES

        We evaluate the performance of our divisions based upon earnings before interest and taxes (EBIT), or operating profit, which excludes interest and dividend income, interest and other finance expense, provision for taxes, minority interest and loss from discontinued operations, net of tax. We also evaluate the performance of our divisions in terms of their revenues, including interdivisional revenues. Approximately, 95% of our core divisions' revenues are third-party customer sales.

ANALYSIS OF RESULTS OF OPERATIONS

Consolidated

  Year ended December 31, 2003 compared with year ended December 31, 2002

  Orders

        Orders (excluding orders for discontinued operations) increased $1,351 million, or 8%, to $18,703 million in 2003 from $17,352 million in 2002. As reported in local currencies, orders declined by 5% in 2003 compared to 2002. The level of orders in 2003 compared to 2002 increased in the core divisions, both in U.S. dollar terms and local currencies, whereas in Non-core activities, orders declined primarily due to the ongoing divestment of the activities resulting in fewer businesses generating orders.

  Revenues

        Revenues increased by $1,329 million, or 8%, to $18,795 million in 2003 from $17,466 million in 2002. As reported in local currencies, revenues decreased 6% in 2003 compared to 2002. The reported increase reflects the effect of translating revenues generated in local currencies into the U.S. dollar, which weakened against most of our local currencies.

        Power Technologies division revenues increased by $717 million or 10%, to $7,680 million in 2003 from $6,963 million in 2002. As reported in local currencies, revenues remained flat in 2003 compared to 2002. Strong revenue increases in local currencies in our Medium-Voltage Products business area were offset by revenue decreases in local currencies in both our Power Systems and Utility Automation Systems business areas.

        Automation Technologies division revenues increased by $1,433 million, or 17%, to $9,897 million in 2003 from $8,464 million in 2002. As reported in local currencies, revenues increased 3% in 2003 compared to 2002. This increase was primarily due to a strong revenue increase in local currencies in our Petroleum, Chemical and Consumer Industries business area, partly offset by a revenue decrease in our Paper, Minerals, Marine and Turbocharging business area.

        Non-core activities revenues decreased by $910 million, or 26%, to $2,537 million in 2003 from $3,447 million in 2002. As reported in local currencies, revenues decreased 39% in 2003 compared to 2002. The decrease was mainly due to a lower revenue base resulting from the disposal of Building Systems businesses in several countries and the ongoing disposal and reduction of our remaining non-core activities.

        A more detailed discussion of the results of our individual divisions follows in "—Business Divisions."

  Cost of sales

        Cost of sales increased by $1,013 million, or 8%, to $14,080 million in 2003 from $13,067 million in 2002. Cost of sales as a percentage of revenues was 75% in 2003 and 2002. While the reduction of costs from the Step change program decreased the overall cost base, decreases in sales prices caused by market price pressures offset these gains, resulting in the costs of sales as a percentage of sales remaining flat year on year.

        In our Power Technologies division, cost of sales as a percentage of revenues remained flat at 79% in 2003 and 2002. This was a result of ongoing productivity improvements and cost savings resulting from the Step change program being offset by changes in product mix and price level erosion.

        In our Automation Technologies division, cost of sales as a percentage of revenues increased by 1% to 71%, from 70% in 2002. This increase was a result of savings in supply chain management and manufacturing and engineering activities being more than offset by ongoing price pressure and the negative impact on costs of the strengthening of the euro versus the U.S. dollar.

        Cost of sales in our Non-core activities is primarily attributable to our Building Systems businesses. Cost of sales was $1,890 million in 2003 and $2,499 million in 2002. The decrease is mainly due to the divestment of the Building Systems businesses in several countries.

        Cost of sales consists primarily of labor, raw materials and related components, as well as provisions for warranty claims, contract losses and project penalties. In addition, cost of sales includes order-related development expenses related to projects for which we have recognized corresponding revenues. Order-related development expenditures reflected in cost of sales were $317 million and $248 million in 2003 and 2002, respectively. Order-related development expenditures are initially recorded in inventories as part of the work-in-progress of a contract, and then reflected in cost of sales at the time revenue is recognized.

  Selling, general and administrative expenses

        Selling, general and administrative expenses decreased by $124 million, or 3%, to $3,830 million in 2003 from $3,954 million in 2002. As reported in local currencies, selling, general and administrative expenses decreased by 15% in 2003 compared to 2002. This improvement occurred across our operations and reflects the cost savings generated by the Step change program. As a percentage of revenues, selling, general and administrative expenses decreased to 20% in 2003 from 23% in 2002 reflecting the impact of the Step change program. Non-order related research and development costs, which are included in selling, general and administrative expenses, were $613 million and $547 million in 2003 and 2002, respectively.

  Amortization expense

        Amortization expense was $40 million in 2003 compared to $41 million in 2002. The expense in 2003 and 2002 primarily reflects the amortization of intellectual property related to the 1999 acquisition of Elsag Bailey Process Automation N.V.

  Other income (expense), net

        Other income (expense), net, principally consists of: restructuring charges; our share of income or loss on investments, principally from our Equity Ventures business area; gains or losses from sales of businesses which are not accounted for as discontinued operations; gains or losses from sales of investments and property, plant and equipment; license income and write-downs of tangible and intangible assets.

        Other income (expense), net, increased to an expense of $189 million in 2003 from an expense of $58 million in 2002. The increased expense was principally a result of an increase in restructuring charges in 2003 to $325 million compared to $259 million in 2002; a decrease in our share of income from investments in 2003 to $101 million compared to $182 million in 2002; a decrease in gains from the sales of businesses in 2003 to $69 million versus $113 million in 2002 and a decrease in asset write-downs and other items in 2003 to $34 million compared to $94 million in 2002.

        The increase in restructuring charges in 2003 was primarily a result of costs incurred in 2003 from the streamlining of the Building Systems business in Germany and from lease cancellation costs associated with the closing and divestment of businesses in the U.K. and Germany, which were not present in 2002. The decrease in our share of income from investments in 2003 compared to 2002 was primarily due to a decrease in income from our stake in Swedish Export Credit Corporation, which we divested in the second quarter of 2003. The decrease in gains from the sales of businesses in 2003 was primarily caused by the loss recorded in 2003 on the sale of Swedish Export Credit Corporation of approximately $80 million, which partly offset the $83 million net gain recorded from the sale of our Building Systems businesses in several countries and a $28 million gain recorded from the sale of our interest in Electranet Pty Ltd. and in ABB Redbank Project Pty Ltd. In 2002, we recorded a gain of approximately $74 million from the sale of our Air Handling business. Asset write-downs and other items decreased primarily because of the non-recurrence of write-downs in our Non-core activities and Corporate/Other, which decreased to $9 million and $10 million in 2003 from $47 million and $37 million in 2002 respectively, mainly due to software write-downs.

  Earnings before interest and taxes

        Earnings before interest and taxes, or operating income, increased by $310 million, or 90%, to $656 million in 2003 from $346 million in 2002. As reported in local currencies, earnings before interest and taxes improved by 70% in 2003 when compared to 2002. The effects of our Step change cost reduction program significantly contributed to the increase in earnings before interest and taxes. As a percentage of revenues, earnings before interest and taxes increased to 3% in 2003 from 2% in 2002.

  Net interest and other finance expense

        Net interest and other finance expense refers to the aggregate of the Consolidated Income Statement line items interest and dividend income and interest and other finance expense. Interest and other finance expense includes impacts associated with the change in fair value of the embedded derivative contained in our $968 million convertible bonds; amortization of financing costs associated with the issuance of our debt securities; losses on marketable securities and investments accounted for at cost; and interest expense on our borrowings. Net interest and other finance expense increased by $284 million, or 225%, to an expense of $410 million in 2003 compared with an expense of $126 million in 2002.

        Interest and dividend income decreased by $45 million, or 24%, to $144 million in 2003 from $189 million in 2002 primarily due to lower market interest rates.

        Interest and other finance expense increased to $554 million in 2003 from $315 million in 2002, an increase of $239 million or 76%. Included in interest and finance expense in 2003 is an expense of $84 million associated with the change in fair value of the embedded derivative contained in our $968 million convertible bonds, compared to a net gain of $215 million in 2002 for the same item. The unrealized gain (loss) resulted from the application of Statement of Financial Accounting Standards No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities, whereby a portion of the issuance proceeds is deemed to relate to the value of the derivative on issuance, creating a discount upon the issuance of the bonds. Subsequent changes in the value of the derivative and the continued amortization of the discount upon issuance are included in interest and other finance expense. This accounting treatment is more fully described in Note 15 to our Consolidated Financial Statements. Amortization of financing costs associated with the issuance of our debt securities was flat between 2003 and 2002. Also included in interest and finance expense in 2003 is a $40 million expense relating to the loss on disposal of Sinopec Corp. and a $36 million expense relating to the loss on sale of marketable securities, which were not present in 2002.

  Provision for taxes

        Provision for taxes increased by $4 million to $78 million in 2003 compared to $74 million in 2002. The effective tax rate calculated as the provision for taxes, divided by income from continuing operations before taxes and minority interest was 31.7% in 2003 and 33.6% in 2002.

        The decrease in the effective tax rate is primarily attributable to $56 million of adjustments, relating to the favorable resolution of certain prior year tax matters, including the release of $38 million tax provision related to a tax case ruled in our favor. This is partially offset by the $84 million loss on the change in fair value of the embedded derivative contained in our $968 million convertible bonds, which is taxed at a rate that is lower than our effective tax rate.

        The effective tax rate in 2002 of 33.6% was also impacted by the change in fair value of the embedded derivative contained in our $968 million convertible bonds, as the $215 million gain partially offset by additional financing related costs, restructuring costs and costs related to Non-core activities that are taxed at rates lower than our effective tax rate.

  Income from continuing operations

        Income from continuing operations increased by $11 million to $86 million in 2003 compared to $75 million in 2002. The increase reflects the impact of the items discussed above.

  Loss from discontinued operations, net of tax

        Loss from discontinued operations, net of tax, decreased by $5 million to $853 million in 2003 from $858 million in 2002. Tax expense in discontinued operations increased by $168 million to $218 million in 2003 compared to $50 million in 2002.

        A detailed discussion of the results of the significant businesses classified as discontinued operations follows in "—Business Divisions."

  Net Loss

        Net loss decreased by $16 million, or 2%, to $767 million in 2003 from $783 million in 2002.

  Earnings per share

Basic and Diluted Earnings (Loss) Per Share

	Year ended December 31,
	2003	2002
	($)
Income (loss) from continuing operations:
Basic	0.07	0.07
Diluted	0.07	(0.10)
Loss from discontinued operations, net of tax:
Basic	(0.70)	(0.77)
Diluted	(0.70)	(0.73)
Net Loss:
Basic	(0.63)	(0.70)
Diluted	(0.63)	(0.83)

        Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the year. Diluted earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the year, assuming that all potentially dilutive securities were exercised and that any proceeds from such exercises were used to acquire shares of our stock at the average market price during the year or the period the securities were outstanding, if shorter. Potentially dilutive securities comprise: outstanding written call options, if dilutive; the securities issued under our management incentive plan, to the extent the average market price of our stock exceeded the exercise prices of such instruments; shares issuable in relation to the convertible bonds, if dilutive; and outstanding written put options, for which net share settlement at average market price of our stock was assumed, if dilutive.

        The shares issuable in relation to the warrants and options outstanding in connection with our management incentive plan were excluded from the computation of diluted earnings per share in all periods presented as their inclusion would have been antidilutive. In 2002, the shares issuable in relation to the convertible bonds were included in the computation of diluted earnings per share for the period they were outstanding.

        Basic loss per share was $0.63 in 2003 compared to a loss per share of $0.70 in 2002. The difference was largely the result of the factors mentioned above which impacted earnings.

  Year ended December 31, 2002 compared with year ended December 31, 2001

  Orders

        Orders (excluding orders for discontinued operations) decreased $1,299 million, or 7%, to $17,352 million in 2002 from $18,651 million in 2001. As reported in local currencies, orders declined by 10% in 2002 compared to 2001. The level of orders in 2002 compared to 2001 increased in the Automation Technologies division but decreased in the Power Technologies and Non-core divisions.

  Revenues

        Revenues decreased by $868 million, or 5%, to $17,466 million in 2002 from $18,334 million in 2001. As reported in local currencies, revenues decreased 8% in 2002 compared to 2001. The underlying decrease in revenues on a local currency basis was primarily within our Non-core activities.

        Power Technologies division revenues increased by $187 million, or 3% to $6,963 million in 2002 from $6,776 million in 2001. As reported in local currencies, revenues increased 1% in 2002 compared to 2001. Revenues showed a modest increase in most business areas, partially offset by a decrease in our Distribution Transformers business area.

        Automation Technologies division revenues decreased by $32 million, to $8,464 million in 2002 from $8,496 million in 2001. As reported in local currencies, revenues decreased 3% in 2002 compared to 2001. Revenue growth in our Petroleum, Chemical and Consumer business area was offset by a reduction in revenues in most of the other business areas due to weaker demand.

        Non-Core activities revenues decreased by $672 million, or 16% to $3,447 million in 2002 from $4,119 million in 2001. As reported in local currencies, revenues decreased by 22% in 2002 compared to 2001. This decrease resulted from the sale of the Air Handling business in January 2002, market downturns in the Building Systems business area and the strategic reduction of our presence in some of the markets of the Logistics Systems and Customer Systems business areas.

        A more detailed discussion of the individual divisions follows in "—Business Divisions."

  Cost of sales

        Cost of sales decreased by $472 million, or 3%, to $13,067 million in 2002 from $13,539 million in 2001. Cost of sales as a percentage of revenues increased by 1% to 75%, from 74% in 2001. The decrease was primarily the result of operational improvements within the Automation Technologies division and the non-recurrence of a number of costs from 2001 within the Non-core activities. Cost of sales for Non-core activities during 2001 included $329 million for the Air Handling business area which we sold in January 2002. In 2001, within Non-core activities costs and provisions were recorded in relation to alternative energy projects of $55 million in the New Ventures business area. The non-recurrence of these costs in 2002 in the Non-core activities has been partly offset by project write-downs, closure and restructuring costs within the Building Systems business area. Order-related development expenditures amounted to $248 million and $404 million, in 2002 and 2001, respectively.

  Selling, general and administrative expenses

        Our selling, general and administrative expenses increased by $25 million, or 1%, to $3,954 million in 2002 from $3,929 million in 2001. As reported in local currencies, selling, general and administrative expenses decreased by 3% in 2002 compared to 2001. This improvement on a local currency basis was the result of the continuing group-wide cost reduction and efficiency improvement initiatives from 2001 and the recovery of payments from a former chief executive officer. This improvement was slightly offset by the group-wide integration costs of group processes. As a percentage of revenues, selling, general and administrative expenses increased by 2% to 23% in 2002, from 21% in 2001. Non-order related research and developments costs, which are included in selling, general and administrative expenses, were $547 million in 2002 and $590 million in 2001. In 2002, the core-divisions incurred non-order related research and development costs of $441 million compared to $449 million in 2001.

  Amortization expense

        Amortization expense decreased by $147 million, or 78%, to $41 million in 2002 from $188 million in 2001. This decrease reflects the implementation of SFAS 142, pursuant to which we ceased amortizing goodwill effective January 1, 2002. The expense in 2002 primarily reflects the amortization of intellectual property related to the 1999 acquisition of Elsag Bailey Process Automation N.V.

  Other income (expense), net

        Other income (expense), net, decreased by $103 million, or 64%, to an expense of $58 million in 2002 from an expense of $161 million in 2001. The increase in capital gains to $113 million in 2002 from $56 million in 2001 primarily reflected the gain on the sale of our Air Handling business in January 2002. In addition income from equity accounted companies, license income and other increased to $182 million in 2002 from $93 million in 2001 (primarily related to our investment in the Swedish Export Credit Corporation). These increases were partly offset by the combined effects of the increase in restructuring expenses to $259 million in 2002 from $221 million in 2001 and the increase in asset write-downs of both tangible and intangible assets to $94 million in 2002 from $89 million in 2001.

  Earnings before interest and taxes

        Earnings before interest and taxes, or operating income, decreased by $171 million, or 33%, to $346 million in 2002 from $517 million in 2001. As reported in local currencies, earnings before interest and taxes decreased by 42% in 2002 compared to 2001. This decrease is primarily attributable to the decreased revenue base in 2002 compared to 2001.

  Net interest and other finance expense

        Net interest and other finance expense refers to the aggregate of the Consolidated Income Statement line items interest and dividend income and interest and other finance expense. Net interest and other finance expense decreased by $97 million, or 43%, to $126 million in 2002 compared to $223 million in 2001. In 2002, net interest and other finance expense includes the change in fair value of the embedded derivative contained in our $968 million convertible bonds and lower market interest rates that were partially offset by costs of $99 million associated with our debt refinancing. Total borrowings decreased in November 2002 due to the sale of our Structured Finance business, whereas average borrowings were flat for the year 2002.

        Interest and dividend income decreased by $159 million, or 46%, to $189 million in 2002 from $348 million in 2001, among other things due to the sale of trading securities following the cessation of proprietary trading in former Treasury Centers and the reduction in market interest rates.

        Interest and other finance expense improved by $256 million, or 45%, to $315 million in 2002 from $571 million in 2001, primarily due to a reduction in total borrowings and as a result of the change in fair value of the embedded derivative contained in our $968 million convertible bonds resulting in a net gain of $215 million in 2002. These gains were partly offset by costs of $99 million associated with our debt refinancing.

  Provision for taxes

        Provision for taxes decreased $13 million to $74 million in 2002 from $87 million in 2001. The effective tax rate calculated as the provision for taxes, divided by income from continuing operations before taxes and minority interest was 33.6% in 2002 and 29.6% in 2001.

  Income from continuing operations

        Income from continuing operations decreased by $96 million to $75 million in 2002 from $171 million in 2001. The decrease reflects the impact of the items discussed above.

  Loss from discontinued operations, net of tax

        Loss from discontinued operations, net of tax, was $858 million in 2002, compared to $837 million in 2001. Tax expense in discontinued operations increased by $35 million to $50 million in 2002 compared to $15 million in 2001.

        A detailed discussion of the results of the significant discontinued businesses follows in "—Business Divisions."

  Net loss

        As a result of the factors discussed above, net loss increased by $54 million, or 7%, to a loss of $783 million in 2002 from a loss of $729 million in 2001.

  Earnings (loss) per share

Basic and Diluted Earnings (Loss) Per Share

	Year ended December 31
	2002	2001
	($)
Income (loss) from continuing operations:
Basic	0.07	0.15
Diluted	(0.10)	0.15
Loss from discontinued operations, net of tax:
Basic	(0.77)	(0.73)
Diluted	(0.73)	(0.73)
Net Loss:
Basic	(0.70)	(0.64)
Diluted	(0.83)	(0.64)

        Basic loss per share was $0.70 and $0.64 in 2002 and 2001, respectively, resulting from the factors mentioned above.

        In 2002, the potential common shares from the convertible bonds were included in the computation of diluted loss per share. The diluted loss per share was $0.83 and $0.64 in 2002 and 2001, respectively, resulting from the factors mentioned above.

Business Divisions

  Overview

        In order to streamline our structure and improve operational performance we have, as of January 1, 2003, put into place two new divisions: Power Technologies, which combines the former Power Technology Products and Utilities divisions; and Automation Technologies, which combines the Automation Technology Products and Industries divisions. We present segment data below to reflect this change and we have restated data with respect to prior years.

        The tables below present revenues, earnings before interest and taxes (or operating income) and operating margins from continuing operations by division for the years 2003, 2002 and 2001 and net operating assets by division at December 31, 2003, 2002 and 2001 (see also Note 26 to the Consolidated Financial Statements):

	Revenues			Net Operating Assets
	Year ended December 31,			Year ended December 31,
	2003	2002	2001	2003	2002	2001
	($ in millions)			($ in millions)
Power Technologies	7,680	6,963	6,776	2,624	2,335	2,054
Automation Technologies	9,897	8,464	8,496	3,787	3,483	3,173
Non-Core Activities
Equity Ventures	26	19	34	1,151	1,062	1,069
Structured Finance	48	66	97	643	1,165	1,513
Building Systems	1,829	2,375	2,613	9	68	(35)
New Ventures	53	50	97	313	262	269
Other Non-Core Activities	581	937	1,278	(237)	(159)	(527)

Total Non-Core Activities	2,537	3,447	4,119	1,879	2,398	2,289
Corporate/Other	822	860	1,596	2,524	2,346	2,732
Inter-division elimination	(2,141)	(2,268)	(2,653)	(1,128)	(736)	(770)

Consolidated	18,795	17,466	18,334	9,686	9,826	9,478

	Earnings before interest and taxes			Operating margins
	Year ended December 31,			Year ended December 31,
	2003	2002	2001	2003	2002	2001
	($ in millions)			(%)
Power Technologies	563	433	405	7.3	6.2	6.0
Automation Technologies	773	517	514	7.8	6.1	6.0
Non-Core Activities
Equity Ventures	76	43	75	n/a	n/a	n/a
Structured Finance	(65)	96	1	n/a	n/a	n/a
Building Systems	(104)	(113)	18	n/a	n/a	n/a
New Ventures	(21)	(37)	(143)	n/a	n/a	n/a
Other Non-Core Activities	(67)	(170)	(64)	n/a	n/a	n/a

Total Non-Core Activities	(181)	(181)	(113)	(7.1)	(5.3)	(2.7)
Corporate/Other	(475)	(350)	(157)	n/a	n/a	n/a
Inter-division elimination	(24)	(73)	(132)	n/a	n/a	n/a

Consolidated	656	346	517	3.5	2.0	2.8

  Division Costs

        Cost of sales and selling, general and administrative expenses comprise substantially all of the operating expenses for all divisions. Cost of sales includes, among other things, personnel costs, the cost of raw materials, components, order-related research and development and procurement costs related to the sale of our products and services. Selling, general and administrative expenses include the overhead related to the sales force and all costs related to general management, human resources, financial control, corporate finance and non-order related research and development.

        Further details of the divisional performances follow.

  Power Technologies

        Power Technologies serves electric, gas and water utilities as well as industrial and commercial customers, with a broad range of products, systems and services. Ongoing deregulation and privatization in these markets are driving demand by increasing competition in the market. This has led to industry consolidation and pressures on the utilities to make existing plants more competitive by modernizing equipment and outsourcing activities such as service and maintenance. The trend is advanced but continuing in the United States, Western Europe, and parts of Latin America. This trend is beginning to take hold in most other markets as well.

        The demand in China, India and the Middle East remained strong in 2003. The Eastern European market showed good growth, whereas growth in Western Europe was modest.

        In North America demand was weak due to the flat economic growth in the major industrial countries. Political and financial uncertainties continued to depress energy markets in Latin America.

        In 2004, we expect order growth in Eastern Europe to continue and the mixed economic environment in Western Europe to remain. Demand in Latin America is expected to stay modest, whereas the low demand in the United States is expected to improve in the second half of 2004. We expect the strong growth in Asia and the Middle East to continue. On a global basis, we expect the market to improve in 2004. We expect higher investments in the utility industry, strong recovery from original equipment manufacturers and mixed levels of demand in the other industries we serve, depending on segment and market.

  Year ended December 31, 2003 compared with year ended December 31, 2002

        Orders increased by $955 million, or 14%, to $7,708 million in 2003 from $6,753 million in 2002. As reported in local currencies, orders increased by 4% in 2003 compared to 2002. Orders increased in all business areas on a reported basis, whereas in local currencies orders in our High-Voltage Products business area remained flat and showed a slight decrease in the Power Transformers and Distribution Transformers business areas. The strongest order increase, both nominal and in local currencies, was experienced in our Medium-Voltage Products and Utility Automation Systems business areas, following a good growth in our base orders. In the Utility Automation Systems business area, the order increase was further enhanced by a higher level of large project awards. Regionally, the increase was driven by double-digit growth in the Middle East, Asia and Eastern Europe. Orders from other divisions were $420 million in 2003 (representing 5% of division orders) compared to $408 million in 2002 (representing 6% of division orders).

        Revenues increased by $717 million, or 10%, to $7,680 million in 2003 from $6,963 million in 2002. As reported in local currencies, revenues remained flat in 2003 compared to 2002. Our Medium-Voltage Products business area showed a strong increase in revenues based on good growth in China and Eastern Europe. Our Power Systems and Utility Automation Systems business areas both showed a decrease in revenues in local currencies due to a low order intake in the second half of 2002. The revenue performance also reflected the loss of revenues from three businesses that were divested in the United States, Poland and Italy. Adjusted for change in scope of business due to these divestments, revenues in local currencies increased by 3% in 2003 compared to 2002. Revenues from other divisions were $410 million in 2003 (representing 5% of division revenues) compared to $195 million in 2002 (representing 3% of division revenues).

        Cost of sales was $6,078 million representing 79% of revenues in 2003 compared to $5,516 million representing 79% of revenues in 2002. Despite difficult markets in 2003 characterized by a less favorable product mix and price level erosion, most noticeably in our Power Transformers business area with smaller declines in our High-Voltage Products and Medium-Voltage Products business areas, cost of sales as percentage of revenues remained flat mainly due to ongoing productivity improvements and cost savings.

        Selling, general and administration expenses increased in U.S. dollar terms by $28 million or 3% to $980 million in 2003 from $952 million in 2002. As reported in local currencies, selling, general and administration expenses decreased by 9% in 2003 compared to 2002. Expressed as a percentage of revenues, selling, general and administration expenses decreased to 13% in 2003 compared to 14% in 2002 reflecting the impact of the various restructuring and efficiency improvement programs.

        Earnings before interest and taxes, or operating income, increased by $130 million, or 30%, to $563 million in 2003 from $433 million in 2002. As reported in local currencies, earnings before interest and taxes increased by 22% in 2003. The increase in operating income was primarily due to the elimination of overlapping product lines and production sites, as well as productivity improvements. All business areas, with significant improvements from the Medium-Voltage Products and Power Systems business areas, contributed to this increase except the Power Transformers business area. Earnings in Power Transformers decreased due to low volumes in Canada and the United States following the weak market demand. The restructuring and related asset write-downs was $64 million in 2003 and $62 million in 2002 and the operating margin increased from 6.2% in 2002 to 7.3% in 2003.

  Year ended December 31, 2002 compared with year ended December 31, 2001

        Orders decreased by $614 million, or 8%, to $6,753 million in 2002 compared to $7,368 million in 2001. As reported in local currencies, orders decreased 9% in 2002 compared to 2001. This decrease was primarily related to the Power Systems business area, which experienced a significant reduction in large orders compared to 2001, when we won two large orders in China and Brazil with a combined value of more than $500 million. In addition, our adoption in 2002 of a selective bidding approach aimed at reducing project risks and securing better margins, reduced the number of bids and consequently, the order intake. Orders decreased in all business areas except the Medium-Voltage Products business area, which increased orders from improving demand in Asia. Orders from other divisions were $408 million in 2002 (representing 6% of division orders) compared to $927 million in 2001 (representing 13% of division orders).

        Revenues increased by $187 million, or 3%, to $6,963 million in 2002 from $6,776 million in 2001. As reported in local currencies, revenues increased by 1% in 2002 compared to 2001. The business area High-Voltage Products showed a strong growth in revenues, whereas the Medium-Voltage Products and Power Transformers business areas showed moderate growth partly offset by a moderate decrease in our Distribution Transformers business area. Revenues were sustained by a high order backlog at the end of 2001 and a strong demand in Asia Pacific markets during 2002. Revenues from other divisions were $195 million in 2002 (representing 3% of division revenues) compared to $612 million in 2001 (representing 9% of division revenues).

        Cost of sales was $5,516 million representing 79% of revenues in 2002 compared to $5,324 million representing 79% of revenues in 2001. Cost of sales as a percentage of revenues remained flat.

        Selling, general and administration expenses decreased in U.S. dollar terms by $8 million to $952 million in 2002 compared to $960 million in 2001. As reported in local currencies, selling, general and administration expenses decreased by 3% in 2002 compared to 2001. Expressed as a percentage of revenues, selling, general and administration expenses decreased to 14% in 2002 compared to 15% in 2001 primarily due to the ongoing restructuring programs.

        Earnings before interest and taxes, or operating income, increased by $28 million, or 7%, to $433 million in 2002 compared to $405 million in 2001. As reported in local currencies, earnings before interest and taxes increased by 7% in 2002 compared to 2001. Operating income in the Power Systems business area decreased mainly due to the execution of low-margin projects taken before 2001. This decrease was more than offset by higher earnings in the High-Voltage Products and Medium-Voltage Products business areas as a result of reductions in overlapping product lines, production lines and the size of the workforce in many countries. The restructuring and related asset write-downs decreased from $76 million in 2001 to $62 in 2002 and the operating margin remained at 6% in both 2002 and 2001.

  Automation Technologies

        The Automation Technologies division's customers span a broad range of industry sectors and geographic regions. Consequently, demand is influenced by many factors and can vary significantly among customer groups within a given time period. Our customers use automation technologies primarily to improve productivity, quality, and consistency in industrial and manufacturing applications.

        During 2003, market demand was mixed in Western Europe, with significant growth in the Eastern European countries. North American markets remained weak for much of the year, with signs of an upturn in the fourth quarter, particularly in the United States industrial sector. Latin America remained flat, with low levels of capital investment by our customers. Continued strong growth was seen in Asia, highlighted by continued double-digit improvements in China and India.

        From an industry perspective, the automotive sector remained weak, characterized by price pressure. Petroleum, Chemicals, Paper, Marine and Turbocharging remained flat. Investment by the minerals and mining industry was down as a result of price pressure. Consumer industries and life sciences showed modest growth, with continued strength in oil and gas due to continued demand for automation systems in connection with production projects. The service activities within process industries continued to be in demand in this environment of cautious capital investment, with revenue growth for 2003.

        In 2004, we expect to see signs of a recovery in Europe and North America, a flat market in Latin America, continued strong growth in Asia, and somewhat improved market conditions in the Middle East and Africa. We anticipate a healthy growth in the chemicals and life sciences sectors, a gradual recovery in the marine, minerals, and paper industries, and increased demand in the automotive and general industries.

  Year ended December 31, 2003 compared with year ended December 31, 2002

        Orders increased by $1,281 million, or 15%, to $9,961 million in 2003 compared to $8,680 million in 2002. As reported in local currencies, orders increased 2% in 2003 compared to 2002. A strong increase in orders in local currencies came from our Petroleum, Chemical and Consumer industries business area, supported by the receipt of a $173 million order for turnkey gas compressors for a pipeline project in Poland. Our Paper, Minerals, Marine and Turbocharging business area experienced weak markets in paper and minerals industries and our Robotics, Automotive and Manufacturing business area experienced weakness in the automotive industry in North America. All other business areas increased orders both in product and service businesses. Orders from other divisions were $474 million in 2003 compared to $429 million in 2002, representing 5% of division orders in both the periods.

        Revenues increased by $1,433 million or 17%, to $9,897 million in 2003 compared to $8,464 million in 2002. As reported in local currencies, revenues increased 3% in 2003 compared to 2002. Higher backlog from the large projects won during 2002 helped to increase revenues significantly in our Petroleum, Chemical and Consumer Industries business area. The Paper, Minerals, Marine and Turbocharging business area's revenues decreased due to lower order backlog and weak markets in the paper industry. Most other business areas showed moderate revenue increases reflecting volume improvements in products and service sales. Regionally, Asia and Europe had double-digit growth rates, whereas revenues in the Americas remained flat in local currencies. Revenues from other divisions were $455 million in 2003 compared to $409 million in 2002, representing 5% of division revenues in both periods.

        Cost of sales was $6,991 million representing 71% of revenues in 2003 compared to $5,933 million representing 70% of revenues in 2002. Cost of sales as a percentage of revenues showed a moderate increase due to ongoing price pressure and the negative impact of the strengthening of the euro offsetting savings in supply management, manufacturing and engineering activities.

        Selling, general and administration expenses increased in U.S. dollar terms by $115 million or 6% to $1,966 million in 2003 compared to $1,851 million in 2002. As reported in local currencies, selling, general and administration expenses decreased by 8% in 2003 compared to 2002. Expressed as a percentage of revenues, selling, general and administration expenses decreased to 20% in 2003 compared to 22% in 2002 reflecting the impact of the various restructuring and efficiency improvement programs.

        Earnings before interest and taxes, or operating income, increased by $256 million or 50%, to $773 million in 2003 compared to $517 million in 2002. As reported in local currencies, earnings before interest and taxes increased 33% in 2003 compared to 2002. The significant improvement in operating income was mainly due to productivity improvements and successful cost savings programs combined with ongoing growth in the service business resulting in increased operating income in all business areas in 2003. Restructuring and related asset write-downs were higher at $140 million during 2003 as compared to $137 million during 2002 and the operating margin increased to 7.8% in 2003 compared to 6.1% in 2002.

  Year ended December 31, 2002 compared with year ended December 31, 2001

        Orders increased by $381 million, or 5%, to $8,680 million in 2002 compared to $8,299 million in 2001. As reported in local currencies, orders increased 1% in 2002 compared to 2001. Strong demand in India and China led to increased order intake in our Petroleum, Chemical and Consumer Industries business area. Our Control Platform and Enterprise Products business area experienced a moderate decline in orders due to generally weak capital spending by participants in the process industries. Higher demand for robotics products in several industries led to higher orders in the Robotics, Automotive and Manufacturing business area. Low-Voltage Products and Instrumentation and Drives and Motors business areas experienced a flat development with the increased demand from industrial customers in China for products and systems, being offset by decreased orders from Europe and North America. Orders from other divisions were $429 million in 2002 (representing 5% of division orders) compared to $482 million in 2001 (representing 6% of division orders).

        Revenues decreased $32 million to $8,464 million in 2002 compared to $8,496 million in 2001. As reported in local currencies, revenues decreased by 3% in 2002 compared to 2001. Revenues mainly increased, in the Petroleum, Chemical and Consumer Industries business area due to strong order backlog at the end of 2001 and improved market conditions in the Middle East, Africa and Asia. This increase was more than offset by a reduction in revenues in all the other business areas due to generally weaker market conditions. Revenues from other divisions were $409 million in 2002 (representing 5% of division revenues) compared to $610 million in 2001 (representing 7% of division revenues).

        Cost of sales was $5,933 million representing 70% of revenues in 2002 compared to $6,005 million representing 71% of revenues in 2001 reflecting the impact of productivity improvement programs.

        Selling, general and administration expenses increased in U.S. dollar terms by $62 million or 3% to $1,851 million in 2002 compared to $1,789 million in 2001. As reported in local currencies, selling, general and administration expenses remained flat. Expressed as a percentage of revenues, selling, general and administration expenses increased to 22% in 2002 compared to 21% in 2001, primarily due to increased research and development costs.

        Earnings before interest and taxes, or operating income, increased modestly by $3 million to $517 million in 2002 compared to $514 million in 2001. As reported in local currencies, earnings before interest and taxes decreased 4% in 2002 compared to 2001. This reduction was mainly due to increased restructuring and asset write-downs of $137 million in 2002 as compared to $81 million during 2001. Earnings decreased in all business areas, except in the Drives and Motors business area, which remained flat. The operating margin increased to 6.1% in 2002 compared to 6.0% in 2001.

  Non-Core Activities

        Business activities that are not directly linked to our Power Technologies and Automation Technologies divisions and which we are considering for sale, winding down or otherwise discontinuing are grouped together and their results are reported under the heading of Non-Core Activities. These comprise primarily the remaining parts of the Equity Ventures business area, the remaining parts of the Structured Finance business area, the remaining parts of the Building Systems business area, the remaining parts of the New Ventures business area and a number of other remaining activities, including Customer Service Workshop, Logistic Systems and the Group Processes business areas. The Insurance business area, which was previously included in Non-core activities, is now included as part of discontinued operations following our agreement in December 2003 to sell this business to White Mountains Insurance Group Limited of Bermuda.

        In April 2002, we decided to dispose of our Building Systems businesses. The gradual disposal process was envisaged to extend over a non-defined period of time preceded by restructuring in several locations. The disposal of our Building Systems businesses contemplated that we would retain an involvement in the disposed operations through a combination of technology license agreements, supplier relationships, retention of certain orders and participation on the Board of Directors of some of the disposed companies. As a result of these factors, we concluded that classification of the Building systems businesses as discontinued operations according to SFAS 144 was not appropriate. The results of operations of these businesses and the results from the disposal of each disposed business are reported in our Consolidated Income Statement within continuing operations, through the date of disposition.

  Year ended December 31, 2003 compared with year ended December 31, 2002

        Orders decreased by $1,164 million, or 33%, to $2,313 million in 2003 compared to $3,477 million in 2002. As reported in local currencies, orders decreased by 45% in 2003 compared to 2002. The reduction in orders is primarily due to the ongoing divestment process combined with difficult market conditions in the Building Systems business area, and the discontinuation and reduction of activities in the Group Processes business area. Orders from other divisions amounted to $524 million in 2003 (representing 23% of the division orders in 2003) and $871 million in 2002 (representing 25% of the division orders in 2002).

        Revenues decreased by $910 million, or 26%, to $2,537 million in 2003 compared to $3,447 million in 2002. As reported in local currencies, revenues declined 39% in 2003 compared to 2002. Revenues from other divisions amounted to $553 million in 2003 (representing 22% of the division revenues in 2003) and $875 million in 2002 (representing 25% of division revenues in 2002).

        The major components of the Non-core Activities division's revenues are the following:

        Building Systems revenues decreased by $546 million, or 23%, to $1,829 million in 2003 compared to $2,375 million in 2002. As reported in local currencies, revenues decreased 34% in 2003 compared to 2002. The decrease in revenues was due to the lower revenue base resulting from our divestment of the majority of the businesses in this business area and continued difficult market conditions in the remaining units. Other non-core activities include Group Processes revenues that decreased by $241 million, or 32%, to $517 million in 2003 from $758 million in 2002. As reported in local currencies, revenues decreased by 40% in 2003 compared to 2002. This decrease was mainly due to the reduction of our activities in this area. Of the remaining businesses, revenues decreased by $115 million, or 64%, to $64 million in 2003 from $179 million in 2002. The decrease was mainly due to the ongoing divestment and closing process in our Customer Service Workshop and Logistic Systems business areas.

        Earnings before interest and taxes, or operating loss, remained flat at a loss of $181 million in 2003 and 2002. As reported in local currencies, operating loss decreased by 6% in 2003 compared to 2002. This result was primarily attributable to the following:

        Equity Ventures operating income increased by $33 million to $76 million in 2003 compared to $43 million in 2002. As reported in local currencies, operating income increased by 38% in 2003 compared to 2002. The increase primarily resulted from the gain realized from the divestments of ABB Redbank Project Pty Ltd. and ElectraNet Pty Ltd. in Australia.

        Structured Finance operating loss increased by $161 million to a loss of $65 million in 2003 compared to an income of $96 million in 2002. This increase primarily resulted from a loss on disposal of approximately $80 million in 2003 following the divestment of our stake in the Swedish Export Credit Corporation in early 2003, compared to an income from equity accounted companies of $125 million recognized in 2002.

        Building Systems operating loss decreased by $9 million to $104 million in 2003 compared to $113 million in 2002. As reported in local currencies, operating loss decreased by 20% in 2003 compared to 2002. The operating loss for 2003 included the gain on sale of the businesses located in the Nordic Region for approximately $124 million being partially offset by the loss on sale of the businesses located in several other countries, principally Belgium, the Netherlands, Austria and the UK for approximately $41 million. Excluding these non-recurring items, the operating loss was $187 million in 2003 compared to $113 million in 2002. The increase in the loss from the prior year is the result of additional restructuring costs and the weak underlying market conditions with the remaining businesses.

        New Ventures operating loss decreased by $16 million to $21 million in 2003 compared to $37 million in 2002. As reported in local currencies, the operating loss decreased by 51% in 2003 compared to 2002. The decrease was largely due to the benefits of restructuring activities throughout all businesses leading to a significant reduction in selling, general and administrative expenses and considerably lower asset write-downs than in earlier years.

        Other Non-core Activities operating loss decreased by $103 million to $67 million in 2003 compared to $170 million in 2002. Group Processes represented approximately $52 million and $105 million of this loss in 2003 and 2002, respectively. The improvement in Group Processes was due to the non-recurrence of costs for software write-downs in 2002 and reduced general and administrative expenses as a result of the ongoing dissolution of the Group Processes business area.

  Year ended December 31, 2002 compared with year ended December 31, 2001

        Orders decreased by $583 million, or 14%, to $3,477 million in 2002 compared to $4,060 million in 2001. As reported in local currencies, orders decreased by 20% in 2002 compared to 2001. The reduction in orders was primarily due to the sale of our Air Handling business, decreased orders in our Building Systems business area resulting from market downturns across Europe and the planned reduction of our presence in some of the markets of the Logistic Systems and Customer Service Workshop business areas. Orders from other divisions amounted to $871 million in 2002 (representing 25% of the division orders in 2002) and $870 million in 2001 (representing 21% of the division orders in 2001).

        Revenues decreased by $672 million, or 16%, to $3,447 million in 2002 compared to $4,119 million in 2001. As reported in local currencies, revenues decreased 22% in 2002 compared to 2001. Revenues from other divisions amounted to $875 million in 2002 (representing 25% of the division revenues in 2002) and $821 million in 2001 (representing 20% of the division revenues in 2001).

        The major components of the Non-Core Activities division's revenues are the following:

        Building Systems revenues decreased by $238 million, or 9%, to $2,375 million in 2002 compared to $2,613 million in 2001 due to market downturns across Europe, particularly Germany and selective order taking. As reported in local currencies, revenues decreased by 14% in 2002 compared to 2001. Other non-core activities included Group Processes revenues that increased by $20 million, or 3%, to $758 million in 2002 from $738 million in 2001. As reported in local currencies, revenues decreased by 3% in 2002 compared to 2001. Of the remaining businesses within Other Non-core activities, revenues decreased by $361 million, or 67%, to $179 million in 2002 from $540 million in 2001, mainly due to the sale of the Air Handling business.

        Earnings before interest and taxes, or operating loss, increased by $68 million to $181 million in 2002 compared to $113 million in 2001. As reported in local currencies, operating loss increased by 65% in 2002 compared to 2001. The reasons for the increase in operating loss are outlined below.

        Equity Ventures operating income decreased by $32 million to $43 million in 2002 compared to $75 million in 2001. As reported in local currencies, operating income decreased by 44% in 2002 compared to 2001. The decrease was the result of reduced returns from investments and the effects of closing down development and office activities.

        Structured Finance operating income increased by $95 million to $96 million in 2002 compared to $1 million in 2001. The increase primarily resulted from our 35% stake in Swedish Export Credit Corporation in Sweden, which in 2002 reported income from equity accounted companies of $125 million in 2002 compared to a loss of $16 million in 2001.

        Building Systems operating income decreased by $131 million to a loss of $113 million in 2002 compared to an income of $18 million in 2001. The decrease was due to: project write-downs in Germany, Sweden, United Kingdom and Denmark; closure costs in Italy and Poland; and restructuring costs in Germany.

        New Ventures operating loss decreased by $106 million to $37 million in 2002 compared to $143 million in 2001. As reported in local currencies, operating loss decreased by 74% in 2002 compared to 2001. The decrease was due to the non-recurrence of costs and provisions for alternative energy projects and asset write-downs in 2001.

        Other Non-core Activities operating loss increased by $106 million to $170 million in 2002 compared to $64 million in 2001. Group Processes represented approximately $105 million and $54 million of the losses in 2002 and 2001, respectively. The increase in Group Processes was mainly due to the write-down of software and increased general and administrative expenses.

  Corporate/Other

        Our corporate/other activities comprise headquarters and stewardship, research and development and other activities.

  Year ended December 31, 2003 compared with year ended December 31, 2002

        Total operating costs increased by $76 million, or 18%, to $499 million in 2003 compared to $423 million in 2002. In local currencies, operating costs increased 5% in 2003 compared to 2002.

        Headquarters and stewardship operating costs increased by $153 million, or 81%, to $342 million in 2003 compared to $189 million in 2002. In local currencies, operating costs were 87% higher in 2003 compared to 2002. The increase in operating costs was mainly due to the non-recurrence of one-time events in 2002 such as the recovery of payments from a former chief executive officer.

        Corporate research and development costs were $92 million in 2003 compared to $93 million in 2002. In local currencies, operating costs improved by 14% in 2003 compared to 2002. The improvement in operating costs was mainly due to a continuous attention to reducing unnecessary costs and a strong focus on the reduction of administrative overhead.

        Other operating costs (including Real Estate, Group Treasury Operations and consolidation) decreased by $76 million, or 54%, to $65 million in 2003 compared to $141 million in 2002, mainly due to lower costs following the cessation of proprietary trading and the consequent reduction in number of employees in Group Treasury Operations in 2002 and a reduction in earnings from certain intra-Group transactions when compared to 2002. In local currencies, operating costs improved by 83% in 2003 compared to 2002.

  Year ended December 31, 2002 compared with year ended December 31, 2001

        Total operating costs increased by $134 million, or 46%, to $423 million in 2002 compared to $289 million in 2001. As reported in local currencies, operating costs increased by 91% in 2002 compared to 2001.

        Headquarters and stewardship operating costs decreased by $5 million, or 3%, to $189 million in 2002 compared to $194 million in 2001.

        Corporate research and development costs decreased by $10 million, or 10%, to $93 million in 2002 compared to $103 million in 2001 as a result of the reorganization in our global research and development centers and the related headcount reductions. As reported in local currencies, research and development costs decreased 13% in 2002 compared to 2001.

        Other operating costs (including Group Treasury Operations, Real Estate and consolidation) increased by $149 million to $141 million in 2002 compared to an income of $8 million in 2001, mainly due to a reduction in rental income as a result of asset sales, increased lease obligations in Real Estate, the reduced trading result of Group Treasury Operations following the cessation of proprietary trading in 2002 and a higher elimination of earnings from certain intra-Group transactions when compared to 2001.

Discontinued Operations

        Loss from discontinued operations, net of tax, in our Consolidated Income Statement includes the following items:

  •
  All of our Oil, Gas and Petrochemicals businesses, of which we agreed to sell our upstream businesses to a consortium consisting of Candover Partners, JP Morgan Partners and 3i Group in January 2004. The upstream business is a global producer of equipment and services for oil and gas exploration and production. The remaining part of the Oil, Gas and Petrochemicals businesses primarily consists of a full service engineering company which in addition to having expertise in EPC projects also licenses process technologies in the refining, chemical, petrochemical and polymer fields.

  •
  Costs related to the potential asbestos obligation of our U.S. subsidiary, Combustion Engineering Inc. The status of our potential asbestos obligation is contained in "—Contingencies and Retained Liabilities—Asbestos Liability," as well as in Note 18 to the Consolidated Financial Statements.

  •
  Our Reinsurance business, which we agreed in December 2003 to sell to White Mountains Insurance Group Limited, a Bermuda-based insurance holding company. The completion of this sale is subject to regulatory approvals and other customary closing conditions and is expected to take place in the second quarter of 2004.

  •
  Our Wind Energy business in Germany, of which we sold a portion to GI Ventures AG of Munich, Germany, in December 2003. This business focused on the development and engineering, procurement and construction of wind parks in Europe.

  •
  The portion of our Structured Finance business which we sold to General Electric Capital Corporation (GE) in November 2002. This business provided debt capital for projects and equipment, and asset-based financing (such as leasing).

  •
  Our MDVC Cable business located in Germany, which we agreed in December 2003 to sell to Wilms Group of Menden, Germany (this sale was completed in January 2004). This business manufactures medium and high-voltage cables, cable systems and accessories for power suppliers and network operators.

  •
  ABB Export Bank, which we sold to a financial investor in December 2003 as a continuation of the divestment of our Structured Finance business. ABB Export Bank arranged international export, trade and project financing.

  •
  Our Metering business, which we sold to Ruhrgas Industries GmbH of Essen, Germany, in December 2002. This business produced electricity, water, energy and gas meters, metering systems and load control systems.

  •
  A number of other businesses sold in 2003 and those we are planning to sell in 2004 including: Austevoll and Ølen, operations of Marine Austevoll, a marine switchgear business in Norway, that were sold to Scandinavian Electric Austevoll AS and Vassnes Elektro AS, respectively, both in Norway; our Repair Workshop business in Portugal which we intend to sell; and our Retail software business in the United States that we have agreed to sell to

    PIM-Newco Incorporated. In 2002, the other divested businesses included: The Components business of ABB Trasmissione e Distribuzione S.p.A (Italy), which was sold to EB Rebosio S.r.l.; Energy Information Systems Ltd of the United Kingdom, which was sold to Alstom SA; and the ABB Drying Business (a division of ABB Inc. comprising a number of legal entities), which was sold to Andritz AB and Andritz Ltd.

  •
  Various businesses that were abandoned in 2003 and 2002 for strategic reasons or for which a buyer could not be found.

  •
  Legal and professional fees related to the above disposals.

        Loss from discontinued operations, net of tax, was $853 million, $858 million and $837 million in 2003, 2002 and 2001, respectively. The loss from discontinued operations, net of tax, for the above items is detailed below.

	Year ended December 31,
Discontinued operations
	2003	2002	2001
	($ in millions)
Oil, Gas and Petrochemicals	(496)	(127)	9
Combustion Engineering (Asbestos)	(145)	(420)	(470)
Reinsurance	(97)	22	(336)
Wind Energy	(42)	(1)	—
Structured Finance	(29)	(183)	8
MDCV Cables	(24)	(1)	(5)
ABB Export Bank	(9)	10	6
Metering	(3)	(54)	14
Other abandoned or sold businesses/Other	(8)	(104)	(63)

Loss from discontinued operations, net of tax	(853)	(858)	(837)

        The above includes the businesses' operational results, accumulated foreign currency translation adjustments, allocation of interest in accordance with EITF 87-24, capital gains and losses on sale, impairment charges, goodwill write-offs and other costs.

        We expect to continue to identify non-core businesses for disposal. If a business meets the criteria of SFAS 144, we will reflect the results of operations from the business as discontinued operations in our Consolidated Income Statement and as assets and liabilities held for sale and in discontinued operations in our Consolidated Balance Sheet. We will reclassify the prior years' presentation to reflect the disposals on a comparable basis.

  Oil, Gas and Petrochemicals

        Capital expenditures by customers of the Oil, Gas and Petrochemicals businesses are influenced by oil company expectations about the oil price, which is determined by supply and demand for crude oil and natural gas products, the energy price environment that results from supply and demand imbalances and consolidation of the oil and gas markets. Key factors that may influence the worldwide oil and gas market include production restraint of OPEC nations and other oil-producing countries, global economic growth, technological progress in oil exploration and production and the maturity of the resource base. The downstream markets are in the short term influenced by capacity utilization and in the longer term by factors such as economic growth, substitution of products and demand for more environmentally friendly products.

        While there are signals of an improving outlook for 2004 as the global economy stabilizes, spending for upstream and downstream projects remained modest throughout 2003. The oil price remained within the OPEC target band of $22 to $28 per barrel during most of 2003 and moved towards the high end of this band towards the end of 2003 due to recovery in underlying consumption, reflecting the faster pace of global economic recovery. Investment growth in exploration and production in the upstream market (from the well or bore hole to the refinery) was soft and predominantly outside North America. Competition in the downstream markets remained intense throughout 2003. Refining expenditures continued to be driven by clean fuel regulations, with some increase in demand in Asia as those economies continue to grow. The petrochemical cycle is emerging from an extended downturn during which there was lower investment in new capacity. The increased use of plastics and textiles, particularly in growing economies, is resulting in increased investment in both low material cost regions such as the Middle East and in major petrochemical consuming markets such as India and China.

        In January 2004, we announced the sale of our upstream businesses to a consortium consisting of Candover Partners, JP Morgan Partners and 3i Group. For further information on the sale of our upstream businesses, see "—Acquisitions, Investments and Divestitures—Divestitures—Pending Divestitures."

        The remaining Oil, Gas and Petrochemicals businesses are available for immediate sale and continue to be actively marketed. It is unlikely that significant change to the divestment strategy will be made or that the plan to divest the remaining Oil, Gas and Petrochemicals businesses will be withdrawn in the future. Management anticipates divesting this business in 2004.

        In 2002, we initiated a strategic shift to narrower-scope, lower risk projects based on a more selective bidding process in the downstream oil and gas business (typically from the refinery to industrial manufacturers or distributors) and a shift from fixed price contracts towards lower-risk reimbursable contracts, which allow a more balanced sharing of risks and opportunities between customer and contractor. To prepare the remaining Oil, Gas and Petrochemicals businesses for disposal, we streamlined the management structure of the businesses and in October 2003, announced that the chief financial officer, would have direct management responsibility for our entire Oil, Gas and Petrochemicals businesses until they are divested.

  Year ended December 31, 2003 compared with year ended December 31, 2002

        Orders decreased by $942 million, or 26%, to $2,683 million in 2003 compared to $3,625 million in 2002. As reported in local currencies, orders decreased by 31% in 2003. Orders in 2003 included $20 million received from our other divisions, compared to $23 million in 2002. The overall decrease is primarily due to a 40% decrease in large orders, mainly attributable to our strategic decision to de-emphasize fixed priced EPC contracts in favor of lower-risk reimbursable contracts, to limit construction in the scope of work in our downstream business and to more selectively tender for project work. In addition, both upstream and downstream experienced a decline in orders due to an overall relatively soft market.

        Revenues decreased by $467 million, or 12%, to $3,402 million in 2003 compared to $3,869 million in 2002. As reported in local currencies, revenues decreased by 17%. In 2003, revenues included $28 million of sales to our other divisions, compared to $15 million in 2002. The upstream business recorded revenues of approximately $1,524 million and $1,538 million in 2003 and 2002, respectively. The remaining Oil, Gas and Petrochemicals businesses recorded revenues of approximately $1,878 million and $2,331 million in 2003 and 2002, respectively. The overall decrease in revenues was the result of a lower backlog going into 2003 and a relatively low order intake in 2003, reflecting the shift in our market strategy pertaining to fixed priced EPC contracts in the downstream business.

        The net loss increased by $369 million to $496 million in 2003 compared to $127 million in 2002. The upstream business recorded net income of approximately $4 million and $98 million in

2003 and 2002, respectively. The decrease in net income of $94 million was attributable to costs associated with the future sale of the upstream business of approximately $44 million and $13 million of allocated interest expense in accordance with EITF 87-24. The remaining Oil, Gas and Petrochemicals businesses had net losses of $500 million and $225 million in 2003 and 2002, respectively. The remaining Oil, Gas and Petrochemicals businesses were adversely affected by charges of $399 million, primarily in four large, long-term, downstream fixed price projects booked prior to the implementation of our current bidding strategy for such contracts. The customers and the countries in which the project execution took place were in each case unrelated. These charges are related to delays, project cost overruns and write-down of assets that we, for various reasons, consider no longer to be recoverable. There is inherent risk in fixed priced EPC contracts and we have experienced losses from such contracts due to, among other things, our inability to make proper estimates during the tendering process and weaknesses in project execution. In any event, we may continue to experience losses on the contracts we entered into prior to adopting our new approach until they expire or are terminated, but the number of such contracts and the remaining risks, both inherent and specific, associated with them has been significantly reduced as a result of the measures we have taken to address these problems. We also recorded a valuation allowance on deferred tax assets of approximately $120 million related to the remaining Oil, Gas and Petrochemicals businesses as we determined it was more likely than not that such deferred tax assets would not be realized.

  Year ended December 31, 2002 compared with year ended December 31, 2001

        Orders increased by $222 million, or 7%, to $3,625 million in 2002 compared to $3,403 million in 2001. As reported in local currencies, orders increased by 3% in 2002. Orders in 2002 included $23 million received from our other divisions, compared to $15 million in 2001. A 22% increase in large orders was attributable to the award of the ExxonMobil Sakhalin order within our downstream business, offset by a reduction resulting from a shift in strategy from fixed price contracts towards lower-risk reimbursable contracts. The increase in the downstream business offset a general reduction in the upstream business.

        Revenues increased by $380 million, or 11%, to $3,869 million in 2002 compared to $3,489 million in 2001. As reported in local currencies, revenues increased by 7% in 2002. In 2002, revenues included $15 million of sales to our other divisions, compared to $11 million in 2001. The upstream business recorded revenues of approximately $1,538 million and $1,470 million in 2002 and 2001, respectively. The remaining Oil, Gas and Petrochemicals businesses recorded revenues of approximately $2,331 million and $2,019 million in 2002 and 2001, respectively. The overall increases came from improvements in the upstream and downstream businesses, reflecting a high order backlog going into 2002 and a relatively high level of order intake in 2002.

        We recorded a net loss of $127 million in 2002 compared to net income of $9 million in 2001 that represents a decrease of $136 million. The upstream business recorded net income of approximately $98 million and $93 million in 2002 and 2001, respectively. The increase in net income of $5 million was attributable to the increase in revenues for the same period. The remaining Oil, Gas and Petrochemicals businesses had net losses of $225 million and $84 million in 2002 and 2001, respectively. The remaining Oil, Gas and Petrochemicals businesses were adversely affected by cost overruns and project delays, which resulted in a charge of $224 million in 2002, primarily in four, long-term, large downstream fixed price projects booked prior to the implementation of current bidding strategy for such contracts. The loss was partially offset by an increase in revenues for the same period.

  Asbestos

        Loss from discontinued operations, net of tax, also includes costs related to the potential asbestos obligation of our U.S. subsidiary, Combustion Engineering Inc., of approximately $145 million, $420 million and $470 million in 2003, 2002 and 2001, respectively. See "—Contingencies and Retained Liabilities—Asbestos Liability."

  Reinsurance Business

        In December 2003, we agreed to sell our Reinsurance business to White Mountains Insurance Group Limited of Bermuda for approximately $425 million.

        Our Reinsurance business provides international reinsurance and insurance underwriting and specialized primary insurance in the United States. In reinsurance, the reinsurer, in return for a premium payment, provides coverage to a primary insurance company for all or a specific portion of the primary insurer's obligation to its customer.

  Year ended December 31, 2003 compared with year ended December 31, 2002

        Revenues increased by $145 million, or 22%, to $816 million in 2003 compared to $671 million in 2002. Included in revenues are revenues from other business areas of $34 million and $27 million in 2003 and 2002, respectively. The increase in revenues was primarily due to higher premium income from increased volumes and higher insurance premium rates compared to the rates for comparable products and risks in 2002.

        We recorded a net loss of $97 million in 2003 compared to net income of $22 million in 2002 that represents a decrease of $119 million. The decrease was the result of a $154 million impairment charge and an allocation of interest of $15 million in accordance with EITF 87-24 being partially offset from income from operations of approximately $72 million due to higher technical insurance results and improved investment income in the major operating units. The impairment charge recorded from the anticipated disposal of the Reinsurance business of $154 million was principally comprised of an asset write-down of $48 million, goodwill and other intangible write-offs of $89 million, expected selling costs of $25 million, deferred tax write-offs of approximately $16 million and an accumulated foreign currency translation gain of $24 million.

  Year ended December 31, 2002 compared with year ended December 31, 2001

        Reinsurance revenues decreased by $267 million, or 28%, to $671 million in 2002 compared to $938 million in 2001. Included in revenues are revenues from other business areas of $27 million and $5 million in 2002 and 2001, respectively. The decrease in revenues was primarily due to the cessation of new reinsurance activity in Scandinavian Reinsurance Company Limited, Bermuda.

        We recorded net income of $22 million in 2002 compared to a net loss of $336 million in 2001 that represents an increase of $358 million. The increase was the result of the non-recurrence of a number of costs from 2001. Prior to 2001, we presented a portion of our insurance reserves on a discounted basis, which estimated the present value of funds required to pay losses at future dates. During 2001, the timing and amount of claims payments being ceded to us in respect of prior years' finite risk reinsurance contracts changed and could not be reliably determined at December 31, 2001. Therefore, we were no longer able to continue to discount our loss reserves and were required to record a charge to losses and loss adjustment expenses in 2001 of $295 million. In addition, the Reinsurance business area also recorded provisions for $138 million in underwriting losses, including provisions totalling $48 million relating to the events of September 11, 2001, leading to the significantly negative insurance results. The benefit of the non-recurrence of these costs was partially offset by lower revenues.

  Wind Energy

        Our Wind Energy business in Germany was primarily focused on the development of Wind Parks mainly in Europe. In December 2003, we sold part of our Wind Energy business in Germany to GI Ventures AG of Munich, Germany, with the remaining portion set to be sold in 2004.

  Year ended December 31, 2003 compared with year ended December 31, 2002

        Revenues decreased by $32 million, or 67%, to $16 million in 2003 compared to $48 million in 2002. The decrease in revenues was primarily due to a large order progressing through the execution phase with no other significant replacement orders.

        The net loss increased by $41 million to $42 million in 2003 from $1 million in 2002. The 2003 net loss of $42 million was comprised principally of a $25 million loss from disposal (net of a tax benefit of $10 million), asset write-downs of $9 million and loss from operations of $8 million.

        This unit did not exist in this form in 2001 and therefore no comparison between 2002 and 2001 is provided.

  Structured Finance

        In November 2002, we completed the sale of most of our Structured Finance business to GE.

  Period from January 1 to November 30, 2002 compared with year ended December 31, 2001

        Revenues increased by $42 million, or 19%, to $262 million in 2002 from $220 million in 2001. The revenue increase reflects the acquisition of a portfolio of small, mainly standardized leases as well as growth in the businesses existing portfolio of such small leases.

        We recorded a net loss of $183 million in 2002 compared to net income of $8 million in 2001 that represents a decrease of $191 million. The 2002 net loss of $183 million included a $146 million loss on disposal, loss from operations of $22 million and the allocation of interest expense of $15 million in accordance with EITF 87-24. The loss on disposal of $146 million for the sold business was principally comprised of an asset write-down of $15 million, goodwill and other intangible write-offs of $2 million, transaction costs of $27 million, the fair value for GE's right to require the Company to repurchase certain designated assets of $38 million, capital tax expense associated with the disposal of $10 million and an accumulated foreign currency translation loss of $54 million. The lower operating income in general reflected the change in strategy to refrain from new lease and financing transactions, leading to a corresponding reduction in business activity during 2002.

  MDCV Cable Business

        In December 2003, we agreed to sell our MDCV cable business, located in Germany, to the Wilms Group of Menden, Germany. This business manufactures medium and high-voltage cables, cable-systems and accessories for power suppliers and network operators. The sale was completed in January 2004.

  Year ended December 31, 2003 compared with year ended December 31, 2002

        Revenues decreased by $3 million, or 4%, to $79 million in 2003 compared to $82 million in 2002 mainly due to the loss of important projects. Included in revenues are revenues from other business areas of $5 million and $4 million in 2003 and 2002, respectively.

        The net loss increased by $23 million to $24 million in 2003 compared to $1 million in 2002. The 2003 net loss of $24 million was comprised principally of asset write-downs of $10 million and a loss from operations of $14 million.

  Year ended December 31, 2002 compared with year ended December 31, 2001

        Revenues increased by $20 million, or 32%, to $82 million in 2002 compared to $62 million in 2001 primarily due to extension of the product mix. Included in revenues are revenues from other business areas of $4 million and $2 million in 2002 and 2001, respectively.

        The net loss decreased by $4 million, or 80% to $1 million in 2001 compared to $5 million in 2001, reflecting a more favorable product mix.

  ABB Export Bank

        In December 2003 we completed the sale of ABB Export Bank to an investor in Sweden. ABB Export Bank was part of our Structured Finance business area and arranged export, trade and project financing. Backed by national export credit agencies or bilateral and multilateral institutions such as the World Bank, ABB Export Bank lent money to our customers in various countries, in all currencies accepted by the agency involved.

  Period from January 1 to December 16, 2003 compared with year ended December 31, 2002

        Revenues decreased by $15 million, or 56%, to $12 million in 2003 compared to $27 million in 2002 due to lower business volumes, the sale of assets following our decision to divest the business and lower interest rates. Included in revenues are revenues from other business areas of $3 million and $10 million in 2003 and 2002, respectively.

        We recorded a net loss of $9 million in 2003 compared to net income of $10 million in 2002 that represents a decrease of $19 million. The 2003 net loss of $9 million includes a $12 million loss on disposal, income from operations of $6 million and the allocation of interest expense of $3 million in accordance with EITF 87-24. The loss on disposal of $12 million for the sold business was principally comprised of an asset write-down of $20 million, transaction costs of $1 million, capital tax expense associated with the disposal of $4 million and an accumulated foreign currency translation gain of approximately $13 million.

  Year ended December 31, 2002 compared with year ended December 31, 2001

        Revenues decreased by $10 million, or 27%, to $27 million in 2002 compared to $37 million in 2001 due to lower business volumes, the sale of assets following our decision to divest the business and lower interest rates. Included in revenues are revenues from other business areas of $10 million and $8 million in 2002 and 2001, respectively.

        Net income increased by $4 million, or 67% to $10 million in 2002 compared to $6 million in 2002.

  Metering

        In December 2002, we sold our Metering business to Ruhrgas Industries GmbH of Germany. This business produced electricity, water, energy and gas meters, metering systems and load control systems.

  Period from January 1 to December 4, 2002 compared with year ended December 31, 2001

        Revenues decreased by $76 million, or 17%, to $372 million in 2002 compared to $448 million in 2001. The 2002 figure is for eleven months trading as the business was sold to Ruhrgas Industries GmbH at the beginning of December 2002. The 2002 annualized revenues decreased as a result of the weak market conditions in North America, Latin America and Germany.

        We recorded a net loss of $54 million in 2002 compared to net income of $14 million in 2001 that represents a decrease of $68 million. The 2002 net loss of $54 million included a $48 million loss on disposal, loss from operations of $3 million and the allocation of interest expense of $3 million in accordance with EITF 87-24. The loss on disposal of $48 million for the sold business was principally comprised of goodwill and other intangible write-offs of $65 million, transaction costs and other provisioning of $46 million, capital tax expense associated with the disposal of $21 million and an accumulated currency translation loss of $35 million offset in part by a gain of $119 million, being the difference between the proceeds received and net assets of the business.

LIQUIDITY AND CAPITAL RESOURCES

Principal Sources of Funding

        In 2003, as in 2002 and 2001, we met our liquidity needs using cash from operations, bank borrowings, the proceeds from the issuance of debt securities, divestment proceeds, as well as the sales of receivables under our securitization programs. The reductions in our credit rating during 2002, described below, restricted our access to the capital markets during 2002 and the first half of 2003. As a result, we relied increasingly on proceeds from divestments, bank borrowings, cash from operations and, additionally in 2003 from our capital strengthening program described below. Also, in the first quarter of 2003, we raised approximately $156 million from the sale of 80 million treasury shares in two transactions.

        During the second half of 2003, we completed a number of steps to strengthen our Consolidated Balance Sheet and to improve our liquidity. In September 2003, we issued convertible unsubordinated bonds of an aggregate principal amount of 1,000 million Swiss francs, due 2010. See "—Convertible Bonds and Notes." In October 2003, we announced a three- component capital strengthening program, consisting of a rights issue providing net proceeds of approximately $2.5 billion, a new $1 billion unsecured revolving credit facility to replace our $1.5 billion credit facility and a bond offering of 650 million euro (equivalent to approximately $769 million, at the date of issuance). This program has provided a stronger financial base for the future growth of our core operations, has deleveraged our balance sheet by reducing our gearing from 86% at December 31, 2002 to 70% at December 31, 2003 (see "—Financial Position") and has given us more flexibility, particularly with regard to the timing of our divestment program.

        We believe that our ability to obtain funding from the sources described above will continue to provide the cash flows necessary to satisfy our working capital requirements and capital expenditure requirements, as well as meet our debt repayments and other financial commitments for the next 12 months. Due to the nature of our operations, our cash flow from operations generally tends to be weaker in the first half of the year than in the second half of the year.

Rights Issue

        On November 20, 2003, our shareholders approved the issuance of 840,006,602 new shares pursuant to a fully underwritten rights issue. For each share that they owned, holders of existing shares were allocated one right to purchase the offered shares. For every 10 rights, holders of existing shares were entitled to purchase seven offered shares. The banks agreed to underwrite 840,006,602 shares at an issue price of 4.00 Swiss francs per share representing an approximate

50% discount on the share price at the time and providing for net proceeds of $2,487 million. The rights issue was completed on December 12, 2003 when the cash was received together with the net proceeds of the bonds of 650 million euro aggregate principal amount (see "—Convertible Bonds and Notes"). Of these funds, approximately $1.2 billion was used to repay debt maturing in December 2003 and repurchase bonds with a face value of $94 million, while the remainder was placed on deposit with banks to be used to repay debt maturing in 2004.

Interest Rates

        We have obtained financing in a range of currencies and maturities and on various interest rate terms. We use derivatives to reduce the interest rate and/or foreign exchange exposures arising on our debt. For example, to reduce our exposure to interest rates, we use interest rate swaps to effectively convert fixed rate borrowings into floating rate liabilities and we use cross currency swaps to effectively convert foreign currency denominated bonds into U.S. dollar liabilities. At December 31, 2003, after considering the effects of interest rate swaps, the effective average interest rate on our floating rate long-term borrowings (including current maturities) of $4,241 million and our fixed rate long-term borrowings (including current maturities) of $1,754 million was 3.2% and 5.8%, respectively. This compares with an effective rate of 3.0% for floating rate long-term borrowings and 5.0% for fixed-rate long-term borrowings as of December 31, 2002. A discussion of our use of derivatives to modify the characteristics of our long-term borrowings is contained in Note 15 to our Consolidated Financial Statements.

Convertible Bonds and Notes

        In 2003, we completed two note issuances, including the issuance of bonds convertible into our shares, as sources of funding.

        In September 2003, we issued 1,000 million Swiss francs aggregate principal amount of convertible unsubordinated bonds due 2010 (approximately $722 million at the date of issuance). This transaction lengthened the maturity profile of our debt, thereby reducing our dependence on short-term funding. We used the proceeds, net of expenses and fees, to reduce our drawing under our $1.5 billion credit facility (see "—Credit Facilities"). The convertible bonds pay interest annually in arrears at a fixed annual rate of 3.5%. On issuance, each 5,000 Swiss francs principal amount of bonds was convertible into 418.41004 fully paid ABB ordinary shares at an initial conversion price of 11.95 Swiss francs. The conversion price is subject to adjustment provisions to protect against dilution or change in control. As a result of the rights issue discussed above, the conversion price and conversion ratio of the bonds were adjusted to 9.53 Swiss francs and 524.65897 shares, respectively. Consequently, the bonds are now convertible into 104,931,794 fully paid ordinary ABB shares.

        The bonds are convertible at the option of the bondholder at any time from October 21, 2003 up to and including the tenth business day prior to September 10, 2010. We may at any time on or after September 10, 2007 redeem the outstanding bonds at par plus accrued interest if, for a certain number of days during a specified period of time, the official closing price of our ordinary shares on the relevant exchange has been at least 150% of the conversion price. In addition, at any time prior to maturity, we can redeem the outstanding bonds at par plus accrued interest, if at least 85% in aggregate of the principal amount of bonds originally issued have been redeemed, converted or purchased and cancelled. We have the option to redeem the bonds when due in cash, ordinary shares or any combination thereof.

        In November 2003, as part of our three-component capital strengthening program, we issued bonds of an aggregate principal amount of 650 million euro (approximately $769 million at the time of issuance), due 2011. These bonds pay interest semi-annually in arrears at a fixed annual rate of

6.5%. In the event of a change of control of ABB Ltd, the terms of the bonds require us to offer to repurchase the bonds at 101% of the principal amount thereof, plus any accrued interest. The net proceeds from the issue of these bonds were placed in escrow and were released to us upon successful completion of the rights issue in December 2003.

        In May 2002, we issued $968 million aggregate principal amount of convertible unsubordinated bonds due 2007. The bonds pay interest semi-annually in arrears at a fixed annual rate of 4.625%. On issuance each $1,000 principal amount of bonds was convertible into 87.7489 fully paid ABB ordinary shares at an initial conversion price of 18.48 Swiss francs (converted into U.S. dollars at a fixed conversion rate of 1.6216 Swiss francs per U.S. dollar). The conversion price is subject to adjustment provisions to protect against dilution or change in control. As a result of the rights issue discussed above, the conversion price of the bonds was adjusted to 14.64 Swiss francs (converted into U.S. dollars at the fixed exchange rate of 1.6216 Swiss francs per U.S. dollar), representing a total of 107,220,546 shares if the bonds were fully converted.

        The bonds are convertible at the option of the bondholder at any time from June 26, 2002 up to and including May 2, 2007. We may, at any time on or after May 16, 2005, redeem the outstanding bonds at par plus accrued interest if (1) for a certain number of days during a specified period of time, the official closing price of our shares on virt-x exceeds 130% of the conversion price or (2) at least 85% in aggregate principal amount of bonds originally issued have been exchanged, redeemed or purchased and cancelled. We have the option to redeem the bonds when due, in cash, ordinary shares or any combination thereof.

        Also in May 2002, we issued 200 million pounds sterling (approximately $292 million) aggregate principal amount of bonds due 2009 (sterling-denominated bonds), which pay interest semi-annually in arrears at 10% per annum. We also issued in May 2002, 500 million euro (approximately $466 million) aggregate principal amount of bonds, due 2008 (euro-denominated bonds), which pay interest annually in arrears at 9.5% per annum.

        The sterling-denominated bonds and the euro-denominated bonds contain certain clauses linking the interest paid on the bonds to the credit rating assigned to the bonds. If the rating assigned to these bonds by both Moody's and Standard & Poor's remains at or above Baa3 and BBB-, respectively, then the interest rate on the bonds remains at the level at issuance, that is 10% and 9.5%, for the sterling-denominated and euro-denominated bonds, respectively. If the rating assigned by either Moody's or Standard & Poor's decreases below Baa3 or BBB-, respectively, then the annual interest rate on the bonds increases by 1.5% per annum to 11.5% and 11%, for the sterling-denominated and euro-denominated bonds, respectively. If after such a rating decrease, the rating assigned by both Moody's and Standard & Poor's returns to a level at or above Baa3 and BBB-, respectively, then the interest rates on the bonds return to their original levels. As a result of the downgrade of our long-term credit rating by Moody's to Ba2 on October 31, 2002, this step-up clause in interest was triggered on both bonds. The increase in interest costs is effective for interest periods beginning after the payment of the coupon accruing at the date of the downgrade. This increase in interest rates had no significant impact on 2002 interest expense. The total impact on 2003 was an increase in interest expense of approximately $13 million and future years will be affected if our credit ratings do not return to at least both Baa3 and BBB- from Moody's and Standard & Poor's, respectively.

        A cross-currency swap has been used to modify the characteristics of the sterling-denominated bonds and an interest rate swap to modify the euro-denominated bonds. After considering the impact of the cross-currency and interest rate swaps, the sterling-denominated bonds effectively became a floating rate U.S. dollar obligation, while the euro-denominated bonds became a floating rate euro obligation. In both cases, the floating rate resets every three months. See Note 15 to our Consolidated Financial Statements.

        Almost all of our publicly traded bonds contain cross-default clauses which would allow the bondholders to demand repayment if we were to default on certain borrowings at or above a specified threshold amount.

Credit Facilities

        On November 17, 2003, as part of our three-component capital strengthening program, we entered into a new unsecured syndicated $1 billion three-year revolving credit facility (new credit facility) which became available in December 2003 after the fulfillment of certain conditions including the repayment and cancellation of the existing $1.5 billion facility and the raising of specified minimum levels of gross proceeds from the rights issue (see "—Rights Issue") and from the bonds denominated in euros which were issued in November 2003 (see "—Convertible Bonds and Notes"). This new credit facility is for general corporate purposes. At December 31, 2003 and March 31, 2004, nothing was outstanding under the new facility and although we currently do not intend to draw on it, it provides us with additional financial flexibility.

        The new credit facility contains certain financial covenants in respect of minimum interest coverage, maximum net leverage and a minimum level of consolidated net worth. We are required to meet these covenants on a quarterly basis beginning with the period ending December 31, 2003. Should our unsecured long-term debt ratings reach certain defined levels (basically investment grade), these covenants will only have to be calculated as of June and December of each year. The new facility also contains provisions for the mandatory prepayment and cancellation of the facility upon a change of control of ABB Ltd.

        The new credit facility imposes restrictions on the amount of third party indebtedness in subsidiaries other than in the obligors under the facility, subject to certain exceptions. The facility also contains certain other undertakings including certain limitations on disposals of assets, certain restrictions on mergers and acquisitions, negative pledges and restrictions on the early redemption of capital market instruments, such as bonds having a maturity date beyond that of the facility. However, the facility permits the lengthening of the maturity profile of our debt through the early redemption of any bonds or other capital market instruments out of the net cash proceeds of any capital market instrument issued after November 17, 2003 and having a maturity date not earlier than the capital market instruments being repaid.

        The new credit facility contains cross-default clauses whereby an event of default would occur if we were to default on indebtedness, as defined in the facility, at or above a specified threshold. As long as there is no drawing under the facility, a failure to comply with the financial covenants and other obligations in the facility will not cause a cross default to other indebtedness.

        The new credit facility replaced a secured $1.5 billion 364-day revolving credit facility entered into in December 2002. The $1.5 billion facility was secured by a package of assets with a net carrying value of $3.5 billion at December 31, 2002 and by certain intra-group loans. As of December 31, 2002, no amounts had been drawn under the $1.5 billion facility. Beginning January 2003, amounts were drawn under the facility within the facility's specified monthly drawing limits until September when the amount drawn was reduced such that at September 30, 2003 an amount of $753 million was outstanding under the facility. The maximum amount available under the facility reduced from $1,500 million to $1,250 million, $1,200 million and $1,000 million at the beginning of October, November and December 2003, respectively. In December 2003, the remaining amount outstanding was repaid, the facility cancelled and the related security released.

        The $1.5 billion facility contained certain stringent financial covenants in respect of minimum interest coverage, total gross debt, a maximum level of debt in subsidiaries other than those specified as borrowers under the facility, a minimum level of consolidated net worth, as well as specific negative pledges. We were required to meet these financial covenants at each quarter-end commencing December 31, 2002. In addition, in order to ensure the continued availability of the credit facility until its cancellation in December 2003, we were required to obtain minimum levels of proceeds from the disposal of specified assets and businesses and/or equity issuances during 2003.

        The $1.5 billion facility prohibited the voluntary prepayment of any banking facility, the prepayment or early redemption of any bonds or capital market instruments, the repurchase of any of our shares, as well as the declaration or payment of dividends as long as the facility was outstanding.

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

        Solely for the purpose of credit enhancement from the perspective of the QSPEs, we retain an interest in the sold receivables. Pursuant to the requirements of the revolving-period securitizations, we effectively bear the risk of potential delinquency or default associated with trade receivables sold or interests retained. The fair value of the retained interests at December 31, 2003 and 2002 was approximately $367 million and $497 million, respectively.

        We retain servicing responsibility relating to the sold receivables. Cash settlement with the QSPEs in 2001 and through the third quarter of 2002 took place monthly on a net basis which gave us daily access to the cash moving through the securitization programs.

        During the fourth quarter of 2002, a number of changes were made to the two securitization programs as a consequence of our credit rating falling below BBB (Standard & Poor's) and Baa2 (Moody's). These changes included, in the case of the first program, twice monthly settlements (instead of monthly), the sale of additional receivables as security, changes in eligibility criteria for receivables to be sold and the establishment of certain banking and collection procedures in respect of sold receivables. Changes in the second program included the introduction of net cash settlements twice per month (instead of monthly), the daily transfer of collections of sold receivables, as well as a fixed percentage of retained interest on the sale of new receivables. In 2003, further amendments have been made to the second program, including the return to a dynamic calculation of the retained interest on the receivables sold rather than a fixed percentage. Under the amended terms of the second program, if our rating falls below BB+ (Standard & Poor's) or Ba3 (Moody's) then we may be required to relinquish the right to collect the sold receivables on behalf of the QSPE, and instead the cash collection of such sold receivables would be made directly to the accounts of the QSPE rather than via our company.

        As discussed above, we retain an interest in the sold receivables. Retained interests at December 31, 2003 and 2002 amounted to $390 million and $514 million, respectively. The decrease in the retained interest during 2003 was primarily related to businesses that were classified as discontinued operations or held for sale being phased out of the securitization programs during the year.

        Pursuant to the terms of the securitization programs, receivables more than 90 days overdue are considered delinquent. An increase in delinquency rates compared to historic levels will cause an increase in retained interests, while a decrease in delinquency rates compared to historic levels will cause a corresponding decrease in retained interests. Ultimately, if the customer defaults, we will be responsible for the uncollected amount.

        The net cash paid to QSPEs during 2003 and 2002 was $119 million and $384 million, respectively, comprising the cash flows in the table below:

	Year ended December 31,
	2003	2002
	($ in millions)
Gross trade receivables sold to QSPEs ($482 and $800)*	5,661	5,972
Collections made on behalf of and paid to QSPEs (($663) and ($735))*	(5,883)	(6,074)
Purchaser's liquidity and program fees (($2) and ($5))*	(21)	(37)
Decrease (increase) in retained interests ($119 and ($91))*	124	(245)
Net cash paid to QSPEs during the year (($64) and ($31))*	(119)	(384)

* Related to assets held for sale and in discontinued operations for 2003 and 2002, respectively

        The decrease in gross receivables sold in 2003 compared to 2002 is due primarily to the fact that businesses which were either classified as discontinued operations or which were sold by us were phased out of the securitization programs during the year.

        We pay purchaser's, liquidity and program fees on our securitization programs. Purchaser's and program fees are based on the amount of funding that we receive, while liquidity fees are based on the programs' size. The reduction in gross receivables sold, a lower average funded volume, a reduction in default and delinquency rates, as well as the fact that 2002 contained costs related to restructuring the programs, all contributed to lower purchaser's, liquidity and program fees in 2003 compared to 2002. The total cost of $21 million and $37 million in 2003 and 2002, respectively, related to the securitization of trade receivables, is included in the determination of current earnings.

        At December 31, 2003 and 2002, of the gross trade receivables sold, the total trade receivables for which cash has not been collected at those dates amounted to $898 million and $1,026 million, respectively.

        In addition, we transfer receivables outside of the above described securitization programs. These transfers were sales, made without recourse, directly to banks and/or sales pursuant to factoring or similar type arrangements. Total sold receivables included in these transactions during 2003 and 2002 were approximately $1,400 million (of which $581 million related to assets held for sale and in discontinued operations) and $534 million (of which $22 million related to assets held for sale and in discontinued operations), respectively. The related costs, including the associated gains and losses, were $12 million (of which $3 million related to assets held for sale and in discontinued operations) in 2003 and were not significant in 2002. The increase in the amount of receivables transferred outside of the securitization programs related to an increase in the sales and transfers of receivables meeting the requirements of SFAS 140.

        For a further discussion of our securitization programs, see Notes 2 and 7 to our Consolidated Financial Statements.

Credit Ratings

        Debt ratings are an assessment by the rating agencies of the credit risk associated with our company and are based on information provided by us or other sources that the rating agencies consider reliable. Lower ratings generally result in higher borrowing costs and reduced access to capital markets.

        At December 31, 2002, after a series of rating downgrades during 2002, our long-term company ratings were Ba3 and BBB- (our long-term unsecured debt was rated B1 and BB+) from Moody's and Standard & Poor's, respectively (compared to long-term ratings of A2 and AA- from Moody's and Standard & Poor's, respectively, at December 31, 2001). On January 13, 2003, Standard & Poor's further lowered our long-term company rating to BB+ and our long-term unsecured debt to BB-. The ratings from both Moody's and Standard & Poor's have remained unchanged during the remainder of 2003, such that at December 31, 2003, our long-term company ratings were Ba3 and BB+ (our long-term unsecured debt was rated B1 and BB-) from Moody's and Standard & Poor's, respectively. In late October 2003, both rating agencies changed the outlook on these ratings to positive from negative. Our ratings are currently below "investment grade" that would be represented by Baa3 (or above) and BBB- (or above) from Moody's and Standard & Poor's, respectively. A rating below investment grade is reflected in higher interest costs on borrowings. Although our credit ratings are below investment grade, we expect that we will continue to be able to access the bond markets as we did in 2003 (see "—Convertible Bonds and Notes"). Until our credit rating has returned to investment grade, we do not anticipate having the ability to access the commercial paper markets.

Restrictions on Transfers of Funds

        We face restrictions on the transfer of funds in various countries due to local regulations and foreign exchange restrictions. Funds, other than regular dividends, fees or loan repayments, cannot be transferred offshore from these countries and are therefore deposited locally. As a consequence, these funds are not available within our Group Treasury Operations to meet short-term cash obligations. These funds are reported as cash on our Consolidated Balance Sheet, but we do not consider these funds as available for the repayment of debt outside the respective countries where the cash is situated, including those described below.

        Currency and other local regulatory restrictions exist in a number of countries where we operate, including: Brazil, China, Egypt, India, Korea, Malaysia, Norway, Russia, Saudi Arabia, South Africa, Taiwan, Thailand, Turkey and Venezuela.

        Furthermore, restricted cash amounting to $394 million and $377 million is not included in cash and equivalents on our Consolidated Balance Sheet at December 31, 2003 and 2002, respectively.

Financial Position

        During 2003 and 2002, the divestments and discontinuations of certain businesses were treated as discontinued operations pursuant to SFAS 144, as discussed in detail under "—Application of Critical Accounting Policies—Accounting for Discontinued Operations." Accordingly, the balance sheet data for all periods presented have been restated to present the financial position and results of operations of the businesses meeting the criteria of SFAS 144 as assets and liabilities in discontinued operations. In the Consolidated Statements of Cash Flows, the effects of the discontinued operations are not segregated, as permitted by Statement of Financial Accounting Standards No. 95 (SFAS 95), Statement of Cash Flows.

        Our operating assets which include marketable securities, receivables, inventories and prepaid expenses decreased by $195 million to $10,417 million at December 31, 2003, from $10,612 million at December 31, 2002. Operating assets exclude cash and equivalents and assets held for sale and in discontinued operations.

        Primarily as a result of the sale of shares in the China National Petrochemical Corporation (Sinopec Corp.), marketable securities decreased by $116 million from $589 million at December 31, 2002 to $473 million at December 31, 2003. Receivables increased by $203 million from $5,134 million at December 31, 2002 to $5,337 million at December 31, 2003. Inventories increased by $344 million from $2,261 million at December 31, 2002 to $2,605 million at December 31, 2003. These increases reflect the impact of translating balance sheet amounts from local currencies to U.S. dollars for reporting purposes as a result of a decline in 2003 in the U.S. dollar as compared to currencies of other countries in which we operate. Expressed in local currency terms, receivables decreased in the Building Systems business area, which is being divested, primarily as a result of reduced business volumes and closing of old contracts, while in the core divisions the decrease was due to our continued focus on reducing the working capital level.

        Prepaid expenses and other decreased by $626 million, from $2,628 million at December 31, 2002 to $2,002 million at December 31, 2003. This decrease primarily reflects a $565 million decrease in the fair value of derivative assets.

        Operating liabilities, excluding liabilities held for sale and in discontinued operations, include accounts payable, short-term borrowings including current maturities of long-term borrowings and accrued liabilities and other. Operating liabilities decreased by $1,712 million to $11,112 million at December 31, 2003 from $12,824 million at December 31, 2002. Total accounts payable increased by $256 million mainly due to translating balance sheet amounts from local currencies to U.S. dollars for reporting purposes. Expressed in local currency terms, accounts payable decreased by 9%, primarily as a result of the reduced operations in our Building Systems business area, which is being divested.

        Short-term borrowings and current maturities of long-term borrowings decreased by $973 million, reflecting our strategy to reduce our overall debt position and lengthen our maturity profile. See "—Liquidity and Capital Resources." In addition, accrued liabilities and other decreased by $995 million, primarily reflecting a reduction of $882 million in the fair value of derivative liabilities and a reduction in the provision for asbestos-related issues by $278 million (see "—Contingencies and Retained Liabilities—Asbestos Liability") which were partly offset by increased provisions for warranty and other obligations.

        Financing receivables, which include receivables from leases and loans receivable, decreased by $275 million to $1,330 million at December 31, 2003 from $1,605 million at December 31, 2002. This is primarily due to the sale of various leasing assets within the remaining portion of our Structured Finance business, in line with our focus on core business and improving the liquidity levels.

        We sold many of our investments and joint venture participations as part of our divestment program during 2003. Major divestitures included the sale of our 35% stake in the Swedish Export Credit Corporation, and, two projects in our Equity Ventures portfolio—a power plant project and a power transmission project—both in Australia. As a consequence, investments and other assets decreased by $109 million to $1,326 million at December 31, 2003 from $1,435 million at December 31, 2002.

        Property, plant and equipment increased by $139 million to $2,840 million at December 31, 2003 from $2,701 million at December 31, 2002, reflecting the impact of translating balance sheet amounts from local currencies to U.S. dollars for reporting purposes. Expressed in local currency terms, property, plant and equipment decreased by 7% primarily as a result of the sale of real estate properties and normal levels of depreciation. The core divisions have invested $277 million in tangible fixed assets during 2003 compared to $247 million during 2002. Total intangible assets, including goodwill and other increased by $72 million, to $2,880 million at December 31, 2003 from $2,808 million at December 31, 2002. However, total intangible assets in local currency terms decreased by 5%, mainly due to the write down of capitalized software in Group Processes. In accordance with SFAS 142, goodwill is no longer amortized as of January 1, 2002.

        Our gearing ratio (defined as total borrowings divided by the sum of total borrowings and the stockholders equity including minority interest), excluding the assets and liabilities in the discontinued operations, was 70% at December 31, 2003, compared to 86% at December 31, 2002. This change reflected the increase in equity through our rights issue completed in December 2003. Total borrowings decreased by $41 million to $7,887 million at December 31, 2003 from $7,928 million at December 31, 2002. Short-term borrowings, including current maturities of long-term borrowings, decreased by $973 million, or 38%, to $1,597 million outstanding at December 31, 2003 from $2,570 million outstanding at December 31, 2002. Long-term borrowings increased by $932 million, or 17%, mainly as a result of the two bond issuances completed during 2003, to $6,290 million at December 31, 2003 from $5,358 million at December 31, 2002. For a description of the bonds issued during 2003, see "—Liquidity and Capital Resources." A component of the $968 million convertible bonds issued in May 2002 must be accounted for as an embedded derivative in accordance with SFAS 133, as our shares are denominated in Swiss francs while these bonds are denominated in U.S. dollars. A portion of the issuance proceeds is deemed to relate to the value of the derivative on issuance and subsequent changes in value of the derivative are recorded through earnings and as an adjustment to the carrying value of the bonds. The allocation of a portion of the proceeds to the derivative creates a discount on issuance, which is amortized to earnings over the life of the bonds. The value of the derivative moves inversely to movements in our share price. The change in value of the embedded derivative, primarily due to the changes in our share price, combined with the amortization of discount on issuance, increased total borrowings by $84 million in 2003 and decreased total borrowings by $215 million in 2002. Long-term debt at December 31, 2003 as a percentage of total debt was 80% compared to 68% at December 31, 2002 as a result of our strategy to lengthen the debt maturity profile.

Cash Flow

        The effects of the discontinued operations are not segregated in the Consolidated Statements of Cash Flows, as permitted by SFAS No. 95, Statement of Cash Flows. The Consolidated Statements of Cash Flows can be summarized into main activities as follows:

	Year ended December 31,
	2003	2002	2001
	($ in millions)
Net income (loss), net of adjustments for non-cash items	(414)	(399)	1,228
Changes in operating assets and liabilities	253	418	755
Sub-total: Cash flows provided by (used in) operations	(161)	19	1,983
Acquisitions, investments, divestitures, net	488	2,365	(295)
Asset purchases, net of disposals	(392)	(126)	(609)
Other investing activities	658	412	(314)
Sub-total: Cash flows provided by (used in) investing activities	754	2,651	(1,218)
Change in borrowings, net of repayments	(1,028)	(2,815)	2,639
Treasury and capital stock transactions	2,675	—	(1,393)
Dividends paid	—	—	(502)
Other financing activities	(56)	3	(67)
Sub-total: Cash flows provided by (used in) financing activities	1,591	(2,812)	677
Effects of exchange rate changes	150	141	(72)
Adjustment for the net change in cash and equivalents in assets held for sale and in discontinued operations	(1)	26	(244)
Net change in cash and equivalents—continuing operations	2,333	25	1,126

  Cash flows provided by (used in) operating activities

        Cash provided by operating activities of the Power Technologies division of $616 million and of the Automation Technologies division of $848 million during 2003, resulting from higher earnings and working capital improvements were more than offset by $239 million cash used in Non-core activities, $526 million cash used in Oil, Gas and Petrochemicals division, $388 million payments towards the settlement of asbestos related issues and $472 million towards corporate overhead and interest payments resulting in $161 million net cash used in operations during 2003. This represents a decrease of $180 million from 2002.

        Operating assets and liabilities include marketable securities held for trading purposes, trade receivables, inventories, payables and other assets and liabilities. Debt and equity securities that are bought and held principally for the purpose of sale in the near term are classified as trading securities. Marketable securities classified as available-for-sale are treated as part of investing activities. A reduction in business volumes in the Oil, Gas and Petrochemical businesses as a result of a shift from executing lump sum projects to reimbursable contracts resulted in a substantial reduction in accounts payable and consequently increased cash outflow from changes in operating assets and liabilities. This partly offset the increase in cash flow from the reduction in net operating assets in the core divisions. Non-core activities also generated cash through changes in operating assets and liabilities due to reduced volume of business activities, primarily from the Building Systems business.

        During 2002, net cash provided by operating activities of the Power Technologies division was $335 million and of the Automation Technologies division was $524 million primarily resulting from improved earnings and reduced net working capital levels. Net cash provided by Non-core activities was $224 million mainly due to the net cash proceeds from the sale of marketable securities (trading) of $498 million. Oil, Gas and Petrochemicals businesses used cash of $251 million due to increased project losses and higher working capital levels while the cash payments related to asbestos were $246 million. Corporate cash outflows were $480 million, influenced by the increased costs in respect of the credit facility and other financing arrangements, resulting in overall net cash provided by operating activities of $19 million. This represented a decrease of $1,964 million from 2001.

        During 2001, improved earnings and collections of receivables resulted in net cash provided by operating activities of the Power Technologies division of $675 million and of the Automation Technologies division of $1,056 million. In addition, net cash provided by the Oil, Gas and Petrochemicals businesses was $476 million primarily due to a substantial increase in accounts payable. These were partly offset by net cash used in Non-core activities of $77 million and in Corporate of $147 million resulting in a overall net cash provided by operating activities in 2001 of $1,983 million. Net income, net of adjustments for non-cash items was $1,228 million, primarily due to improved profitability in Power Technologies and Automation Technologies division. This was further influenced by the decrease in net operating assets of $755 million in 2001 resulting largely from the increase in accounts payable.

  Cash flows provided by (used in) investing activities

        Investing activities include: acquisitions of, investments in and divestitures of businesses; purchases of property, plant and equipment, net of disposals; net investments in marketable securities that are not held for trading purposes; and accounts receivable from leases and third-party loans (financing receivables). Net investments in available-for-sale marketable securities and financing receivables are summarized in the table above as "other investing activities." Net cash provided by investing activities was $754 million during 2003, a decrease of $1,897 million from $2,651 million during 2002.

        We continued our program of divesting non-core businesses and other assets during 2003. We received cash proceeds of approximately $149 million from the sale of our 35% stake in Swedish Export Credit Corporation and approximately $90 million from the sale of our investments in two projects in Equity Ventures—a power plant project and a power transmission project, both in Australia. Approximately $213 million was received through the sale of our Building Systems businesses in Sweden, Norway, Denmark, Finland and Russia. In addition, the sale of the ABB Export Bank for about $50 million and the sale of our Wind Energy business, part of the New Ventures business in Non-core activities, were completed during the fourth quarter of 2003. As a result of these significant divestitures and net cash outflows of $24 million for certain smaller investments and disposals, net cash flow from purchases of, investments in, and divestitures of businesses was $488 million during 2003. The cash flows from investing activities during 2002 was largely influenced by the sale of the major part of our Structured Finance business to GE for approximately $2 billion. We also received cash proceeds of approximately $113 million from the sale of the Air Handling business and approximately $223 million from the sale of our Metering business during 2002. In addition, we received net cash proceeds of approximately $55 million from the divestments of and investments in certain smaller businesses during 2002 resulting in net cash flow from purchases of, investments in and divestitures of businesses of 2,365 million. In 2001, cash used for acquisitions of new businesses totaled $578 million (including $284 million, related to the acquisition of Entrelec). These cash outflows were only partially offset by cash proceeds from disposals of businesses for an amount of $283 million resulting in net cash flow from purchases of, investments in, and divestitures of businesses to $295 million.

        Cash used for purchases of property, plant and equipment, net of disposals, was $392 million during 2003, an increase of $266 million, compared to $126 million during 2002. While the level of investment in property plant and equipment remained at nearly the same level in both years, proceeds of approximately $300 million from the sale of our real estate properties in Sweden, substantially offset the outflows of investment in property, plant and equipment during 2002. Cash used for purchases of property, plant and equipment, net of disposals during 2001 was $609 million reflecting lower proceeds from the disposals of fixed assets in 2001.

        Cash provided by other investing activities increased to $658 million in 2003 from $412 million in 2002 and $314 million of cash used in 2001. The cash provided by other investing activities largely resulted from the cash inflows from financing receivables of $390 million through the sale and closure of many leasing assets related to the remaining parts of our Structured Finance business and net cash proceeds of $268 million from the sale of marketable securities that were not held for trading purposes, primarily relating to the Insurance business which we agreed to sell during the fourth quarter of 2003 and the sale of our shares in the China National Petrochemical Corporation (Sinopec Corp.) for approximately $82 million. The increase in cash provided by other activities in 2002 was primarily due to a reduction in investments in financing receivables.

  Cash flows provided by (used in) financing activities

        Our financing activities primarily include borrowings, both from the issuance of debt securities and directly from banks, treasury and capital stock transactions and payment of dividends. Net cash provided by financing activities was $1,591 million during 2003. As part of our strategy to lengthen our debt maturity profile, we replaced maturing short-term borrowings with long-term borrowings. See "—Liquidity and Capital Resources" for a detailed discussion on the nature of borrowings. Cash outflows in connection with borrowings amounted to $1,028 million, reflecting the repayment of short-term (including current portion of long-term) borrowings as they fell due, partially offset by the cash inflows from the proceeds of the 1 billion Swiss francs convertible bonds and 650 million euro aggregate principal of bonds issued in September and November 2003, respectively.

        During 2002, net cash outflows from borrowings were $2,815 million reflecting our strategy to reduce our overall level of borrowings, including net cash outflows of $1,677 million in respect of borrowings with maturities of 90 days or less (including current portion of long-term borrowings) and net cash outflows of $1,138 million in respect of other borrowings.

        During 2001, cash provided by borrowings, net of repayments amounted to $2,639 million. Our level of borrowings increased significantly during the first nine months of 2001 mainly due to the financing of the repurchase of our own shares, as well as a higher level of activity in project financing. Toward year-end 2001, we decreased our borrowings significantly through a strong increase in our cash flow from operations.

        The net proceeds of the rights issuance of $2.5 billion, completed in December 2003 and the proceeds from the sale of treasury shares during the first quarter of 2003 for $156 million, contributed to the overall net cash inflow of $2,675 million during 2003. There were no treasury and capital stock transactions or dividends paid in 2002. In 2001, there was $1,393 million net cash used in treasury and capital stock transactions and $502 million in dividend payments.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

Contractual Obligations

        The following table summarizes certain of our contractual obligations and principal payments under our debt instruments and leases at December 31, 2003:

	Payments due by period
	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
	($ in millions)
Long-term debt obligations	7,641	1,351	1,841	1,777	2,672
Other short-term debt obligations	246	246	—	—	—
Operating lease obligations	1,880	363	533	361	623

Commercial Commitments

        Certain guarantees issued or modified after December 31, 2002 are accounted for in accordance with FIN 45. Upon issuance of certain guarantees, a liability, equal to the fair value of the guarantee, is recorded. For further discussion of FIN 45, see "—New Accounting Pronouncements."

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

        Performance guarantees represent obligations where we guarantee the performance of a third party's product or service according to the terms of a contract. Such guarantees may include guarantees that a project will be completed within a specified time. If the third party does not fulfill the obligation, we will compensate the guaranteed party in cash or in kind. Performance guarantees include surety bonds, advance payment guarantees and performance standby letters of credit.

        Financial guarantees represent irrevocable assurances that we will make payment to the beneficiary in the event that a third party fails to fulfill its financial obligations and the beneficiary under the guarantee incurs a loss due to that failure.

  Commitments Relating to Disposed Businesses

        We retained obligations for guarantees related to the power generation business contributed to the former ABB ALSTOM POWER NV joint venture. The guarantees primarily consist of performance guarantees, advance payment guarantees, product warranty guarantees and other miscellaneous guarantees under certain contracts such as indemnification for personal and property injuries, taxes and compliance with labor laws, environmental laws and patents. The guarantees have maturity dates ranging from one to ten years and in some cases have no definite expiry. In May 2000, we sold our interest in the ABB ALSTOM POWER NV joint venture to ALSTOM SA (ALSTOM). As a result, ALSTOM and its subsidiaries have primary responsibility for performing the obligations that are the subject of the guarantees. Further, ALSTOM, the parent company, and ALSTOM POWER NV, formerly ABB ALSTOM POWER NV, have undertaken jointly and severally to fully indemnify us and hold us harmless against any claims arising under such guarantees. Due to the nature of product warranty guarantees and the miscellaneous guarantees, we are unable to develop an estimate of the maximum potential amount of future payments for these guarantees issued on behalf of the former power generation business. Our best estimate of the total maximum potential exposure of all quantifiable guarantees we issued on behalf of our former power generation business was approximately $1,200 million and $2,200 million at December 31, 2003 and 2002, respectively. The maximum potential exposure is based on the original guarantee or contract amount and does not reflect the completion status of the project. At December 31, 2003, no losses have been recognized relating to guarantees issued on behalf of the former power generation business. We believe that it is not probable that we will incur a loss under these guarantees and therefore, in accordance with SFAS 5, a provision has not been recorded at December 31, 2003 and 2002.

        In November 2002, we completed the sale of most of our Structured Finance business to General Electric Capital Corporation (GE). Pursuant to the sale and purchase agreement, we provided GE with cash collateralized letters of credit aggregating $202 million, of which approximately $128 million was outstanding at December 31, 2003 as security for certain performance-related obligations retained by us in connection with the sale. The sale and purchase agreement provided GE the option to require us to repurchase certain designated financial assets transferred to GE upon the occurrence of certain events, but in any event no later than February 1, 2004. The fair value of GE's right to require us to repurchase certain designated assets was $11 million at December 31, 2003. On January 30, 2004, we repurchased the financial assets discussed above for an amount of approximately $28 million. Additionally, the $128 million in cash collateralized letters of credit at December 31, 2003 was further reduced by $35 million as a result of the expiration of the option on February 1, 2004. No further obligation exists for us to repurchase any assets under the sales and purchase agreement with GE.

  Other Commitments

        At December 31, 2003 and 2002, we had $207 million and $223 million, respectively, of financial guarantees outstanding. Of that amount, $189 million and $206 million, respectively, were issued on behalf of companies in which we currently have or formerly had an equity interest. The guarantees have maturity dates ranging from one to thirteen years. We believe that it is not probable that we will incur a loss under these guarantees and therefore, in accordance with SFAS 5, no provision has been recorded at December 31, 2003 and 2002.

        We have granted lines of credit and have committed to provide additional capital for certain equity accounted companies. At December 31, 2003 and 2002, the total unused lines of credit amounted to $11 million and $22 million, respectively, and the capital commitments amounted to $88 million and $84 million, respectively. Included in the $88 million and $84 million are capital commitments of $24 million and $20 million, respectively, related to b-business partners B.V.

  Guarantees Relating to Our Performance

        In accordance with industry practice we also issue letters of credit, surety bonds and other performance guarantees on major projects, including long-term operation and maintenance contracts, which guarantee our own performance. Such guarantees may include guarantees that a project will be completed or that a project or particular equipment will achieve defined performance criteria. If we fail to attain the defined criteria, we must make payments in cash or in kind. We record provisions in the Consolidated Financial Statements at the time it becomes probable that we will incur losses pursuant to a performance guarantee. We do not expect to incur significant losses under these guarantees in excess of our provisions. However, such losses, if incurred, could have a material impact on our Consolidated Financial Statements.

        When we guarantee our own performance, some customers will require that the guarantee be issued by a financial institution. If we cannot obtain the guarantee from a financial institution, we could be prevented from bidding on or obtaining the contract. Financial institutions will consider our credit ratings in the guarantee approval process. Our current credit rating does not prevent us from obtaining guarantees from financial institutions, but can make the process more difficult or expensive. If we cannot obtain guarantees from financial institutions in the future, there could be a material impact on our Consolidated Financial Statements.

  Pension and Other Postretirement Obligations

        At December 31, 2003, our pension and other postretirement plan liabilities exceeded the plan assets by $1,636 million and $367 million, respectively. This underfunding is not a short term obligation for us. Of the $1,636 million pension underfunding, $1,449 million relates to pension plans which are not required to be funded pursuant to local government and tax requirements and contains liabilities that will not be paid until a current employee retires.

        We expect to contribute $248 million to our pension plans and $27 million to our other postretirement benefit plans in 2004.

RELATED AND CERTAIN OTHER PARTIES

        In the normal course of our industrial activities, we sell products and derive certain other revenues from companies in which we hold an equity interest. The revenues derived from these transactions are not material for us. In addition, in the normal course of our industrial activities, we purchase products from companies in which we hold an equity interest. The amounts involved in these transactions are not material for us. Also, in the normal course of our industrial activities, we engage in transactions with businesses that we have divested. We believe that the terms of the transactions we conduct with these companies are negotiated on an arm's length basis. For additional information, see "Item 7. Major Shareholders and Related Party Transactions."

        We have participations in joint ventures and affiliated companies, which are accounted for using the equity method. Many of these entities have been established to perform specific functions, such as constructing, operating and maintaining a power plant. In addition to our investment, we may provide products to the project, may act as contractor of the project and may operate the finished product. We may also grant lines of credit to these entities and guarantee their obligations, as discussed in "—Contractual Obligations and Commercial Commitments—Commercial Commitments." The entity created would generally receive revenues either from the sale of the final product or from selling the output generated by the product. The revenue usually is defined by a long-term contract with the end user of the output.

        Our risk with respect to these entities is substantially limited to the carrying value of the companies on our Consolidated Balance Sheet. The carrying value for the equity accounted companies at December 31, 2003 and 2002 was $562 million and $730 million, respectively.

        Our Consolidated Financial Statements include the following aggregate amounts related to transactions with related and certain other parties:

	2003	2002
	($ in millions)
Revenues	123	93
Receivables	98	75
Other current assets	17	27
Financing receivables (non-current)	22	76
Payables	6	30
Short-term borrowings	32	39
Long-term borrowings	48	1
Other current liabilities	4	21

CONTINGENCIES AND RETAINED LIABILITIES

Environmental

        All of our operations, but particularly our manufacturing operations, are subject to comprehensive environmental laws and regulations. Violations of these laws could result in fines, injunctions (including orders to cease the violating operations and to improve the condition of the environment in the affected area or to pay for such improvements) or other penalties. In addition, environmental permits are required for our manufacturing facilities (for example, with respect to air emissions and wastewater discharges). In most countries in which we operate, environmental permits must be renewed on a regular basis and we must submit reports to environmental authorities. These permits may be revoked, renewed or modified by the issuing authorities at their discretion and in compliance with applicable laws. We have implemented formal environmental management systems at nearly all our manufacturing sites in accordance with the international environmental management standard ISO 14001, and we believe that we are in substantial compliance with environmental laws, regulations and permits in the various jurisdictions in which we operate, except for such instances of non-compliance that, in the aggregate, are not reasonably likely to be material. For detailed information please refer to our Annual Report 2003, Sustainability Review.

        In a number of jurisdictions, including the United States, we may be liable for environmental contamination at our present or former facilities, or at other sites where wastes generated from our present or former facilities were disposed of. In the United States, the Environmental Protection Agency and various state agencies are responsible for regulating environmental matters. These agencies have identified certain of our current and former U.S. based companies as potentially responsible parties in respect to a number of such sites under the Comprehensive Environmental Response, Compensation, and Liability Act, the Resource Conservation and Recovery Act and other federal and state environmental laws. As a potentially responsible party, we may be liable for a share of the costs associated with cleaning up these sites. As of December 31, 2003, there were approximately 25 sites, at which, our companies have, or may be potentially responsible for, environmental clean up costs. These 25 sites include several of our current or former facilities where we have undertaken voluntary corrective actions. The clean up of these sites involves primarily soil and groundwater contamination. We do not believe that our aggregate liability in connection with these sites will be material.

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

        In addition, we retained liability for certain specific environmental remediation costs at two sites in the United States that were operated by our Nuclear technology business, which has been sold to BNFL in April 2000. Pursuant to the purchase agreement with BNFL, we have retained all of the environmental liabilities associated with our subsidiary Combustion Engineering Inc.'s (Combustion Engineering) Windsor, Connecticut facility and a portion of the environmental liabilities associated with our ABB C-E Nuclear Power Inc. subsidiary's Hematite, Missouri facility. The primary environmental liabilities associated with these sites relate to the costs of remediating radiological and chemical contamination at these facilities. Such costs are not payable until a facility is taken out of use and generally are incurred over a number of years. Although it is difficult to predict with accuracy the amount of time it may take to remediate radiological contamination upon decommissioning, based on information that BNFL has made publicly available, we believe that it may take until 2013 to remediate the Hematite site. With respect to the Windsor site, we believe the remediation may take until 2008. At the Windsor site, a significant portion of the contamination is related to activities that were formerly conducted by or for the United States government. We believe that a significant portion of the remediation costs will be covered by the United States government under the government's Formerly Utilized Sites Remedial Action Program. As a result of the sale of the Nuclear Technology business, during 2000, we established in other liabilities a reserve of $300 million in connection with our estimated remediation costs related to these facilities. Expenditures charged to the remediation reserve were $6 million, $12 million and $6 million during 2003, 2002 and 2001, respectively. In connection with the pre-packaged Chapter 11 filing by Combustion Engineering discussed below, we will assume any and retain all remaining environmental liabilities of Combustion Engineering in respect to the Windsor and Hematite sites.

        Estimates of the future costs of environmental compliance and liabilities are imprecise due to numerous uncertainties. Such costs are affected by the enactment of new laws and regulations, the development and application of new technologies, the identification of new sites for which we may have remediation responsibility and the apportionment of remediation costs among, and the financial viability of, responsible parties. In particular, the exact amount of the responsibility of the United States government for the Windsor site cannot reasonably be estimated. It is possible that final resolution of environmental matters may require us to make expenditures in excess of our expectations, over an extended period of time and in a range of amounts that cannot be reasonably estimated. Although final resolution of such matters could have a material effect on our Consolidated Income Statement in a particular reporting period in which the expenditure is incurred, we believe that these expenditures will not have a material adverse effect on our Consolidated Financial Statements.

Product and Order Related Contingencies

        In 1998, we entered into an engineering, procurement and project management contract with a customer for an oil and petrochemical refinery in India with a contract value of approximately $860 million. The project, which is subject to a reimbursable cost agreement, is approximately 60% complete and has been stalled for the past few years due to complications encountered by the customer in obtaining necessary additional financing. Given the uncertainty as to whether the project will be restarted, we recorded a loss of $108 million in 2003 to write down its remaining net assets associated with this project. If the project is not restarted, we will be subject to certain contingent liabilities to third parties.

Asbestos Liability

  Overview

        When we sold our 50% interest in the former ABB ALSTOM POWER NV joint venture to ALSTOM in May 2000, we retained ownership of Combustion Engineering, a subsidiary that had conducted part of our former power generation business and that now owns commercial real estate that it leases to third parties. Combustion Engineering is a co-defendant, together with other third parties, in numerous lawsuits in the United States in which the plaintiffs claim damages for personal injury arising from exposure to asbestos in equipment or materials that Combustion Engineering allegedly supplied or was responsible for, primarily during the early 1970s and before. Other ABB Group entities have sometimes been named as defendants in asbestos claims. These entities include ABB Lummus Global Inc. (Lummus) (which is part of our Oil, Gas and Petrochemicals business and was formerly a subsidiary of Combustion Engineering) and Basic Incorporated (Basic) (which is currently a subsidiary of Asea Brown Boveri Inc. and was formerly a subsidiary of Combustion Engineering). These claims, however, have been less significant than the Combustion Engineering claims and have not had a material impact on our financial position, results of operations or cash flows.

        From 1989 through February 17, 2003 (the date that Combustion Engineering filed for Chapter 11 as described below) approximately 438,000 asbestos-related claims have been filed against Combustion Engineering. On February 17, 2003 there were approximately 164,000 asbestos related personal injury claims pending against Combustion Engineering. There were approximately 138,000 such claims pending against Combustion Engineering on December 31, 2002 and approximately 94,000 such claims were pending on December 31, 2001. Of the approximately 164,000 claims that were pending on February 17, 2003, approximately 111,000 are claims that we have treated as settled (including those settled under the Master Settlement Agreement described below) but under which there are continuing payments. Approximately 29,000 new claims were made in the period from January 1, 2003 to February 17, 2003; 79,000 in 2002 and 55,000 in 2001. Approximately 30,000 claims were resolved in the period from January 1, 2003 to February 17, 2003 (all but 111 of which were resolved under the Master settlement Agreement); approximately 34,500 claims were resolved in 2002 and approximately 27,000 claims were resolved in 2001 At December 31, 2003, there were approximately 14,800 claims pending against Basic and Lummus. Additionally, at December 31, 2003, there were 287 cases described below (involving approximately 8,700 claims) against ABB entities other than Combustion Engineering, Lummus and Basic.

        At December 31, 2003 and 2002, provisions of $813 million and $1,091 million, respectively, were recorded on a consolidated basis in respect of the asbestos claims and related defense costs. These provisions were based on our obligations under Combustion Engineering's Chapter 11 plan of reorganization, as described below, and assumed the confirmation and effectiveness of the pre-packaged plan. These provisions do not reflect probable insurance recoveries on those claims. We recorded receivables of approximately $232 million and $241 million at December 31, 2003 and 2002, respectively, for probable insurance recoveries, which were established with respect to asbestos claims. During 2002 and 2001, Combustion Engineering experienced a significant increase in the level of new claims and higher total and per-claim settlement costs as compared to prior years. Cash payments, before insurance recoveries, to resolve Combustion Engineering's asbestos claims were $391 million (including $369 million contributed to the CE Settlement Trust, described below), $236 million (including $30 million contributed into the CE Settlement Trust), and $136 million in 2003, 2002 and 2001, respectively. Administration and defense costs were $36 million, $32 million and $13 million in 2003, 2002 and 2001, respectively.

        Cash payments to resolve claims against entities other than Combustion Engineering, Lummus and Basic have been immaterial to date, totalling less than $0.3 million in the aggregate. We have not maintained a reserve for the claims pending against such entities. Of the claims outstanding at December 31, 2003, approximately 2,250 claims were brought in Mississippi in 2002 in a single case that names hundreds of co-defendants and makes no specific allegations of any relationship between any ABB entity and the plaintiffs. Approximately 3,900 claims have been brought in Ohio by claimants represented by a single law firm in cases that typically name 50 to 60 co-defendants and do not allege any specific linkage between the plaintiffs and any ABB entity. The remaining claims are pending in various jurisdictions. We generally seek dismissals from claims where there is no apparent linkage between the plaintiffs and any ABB entity. As these claims are unrelated to Combustion Engineering, Lummus or Basic, they will not be resolved pursuant to the pre-packaged bankruptcy plan of Combustion Engineering described below. Our experience resolving these claims to date indicates that they have not had a material impact on our consolidated financial position, results of operations or cash flows.

  Negotiations with Representatives of Asbestos Claimants and Pre-Packaged Chapter 11 Filing

        In October 2002, we and Combustion Engineering determined that it was likely that the expected asbestos-related costs of Combustion Engineering would exceed the value of its assets

($812 million at September 30, 2002 and $828 million at December 31, 2002) if its historical settlement patterns continued into the future. At that time, we and Combustion Engineering were actively considering various options for resolving Combustion Engineering's asbestos liabilities, including the possible reorganization of Combustion Engineering under Chapter 11 of the U.S. Bankruptcy Code. In that context, we believed that estimating Combustion Engineering's asbestos liabilities based on historical settlement patterns was no longer appropriate. Subsequently, we and Combustion Engineering determined to resolve the asbestos liability of Combustion Engineering and its affiliates by reorganizing Combustion Engineering under Chapter 11, the principal business reorganization chapter of the U.S. Bankruptcy Code. We and Combustion Engineering determined to structure the Chapter 11 reorganization as a "pre-packaged plan," in which acceptances of the plan would be solicited prior to the filing of the Chapter 11 case, thus reducing the duration and expense of the bankruptcy proceedings.

        Beginning in October 2002, we and Combustion Engineering conducted extensive negotiations with representatives of certain asbestos claimants with respect to a pre-packaged plan. On November 22, 2002, Combustion Engineering and the asbestos claimants' representatives entered into a Master Settlement Agreement for settling open asbestos-related personal injury claims that had been filed against Combustion Engineering prior to November 15, 2002. Combustion Engineering also agreed, pursuant to the Master Settlement Agreement, to form and fund the CE Settlement Trust to fund and administer the payment of asbestos-related personal injury claims settled under the Master Settlement Agreement. Under the terms of the Master Settlement Agreement, eligible claimants who met all criteria to qualify for payment were entitled to receive a percentage of the value of their claim from the CE Settlement Trust and retain a claim against Combustion Engineering for the unpaid balance. The Master Settlement Agreement divides claims into three categories based on the status of the claim at November 14, 2002, the status of the documentation relating to the claim, and whether or not the documentation establishes a valid claim eligible for settlement and payment by Combustion Engineering. The Master Settlement Agreement was supplemented in January 2003 to clarify the rights of certain claimants whose right to participate in a particular payment category was disputed. The Master Settlement Agreement, as supplemented, settles the amount of and provides for the partial payment on approximately 110,000 open asbestos-related personal injury claims that had been lodged against Combustion Engineering.

Pursuant to the Master Settlement Agreement, the CE Settlement Trust was funded by:

  •
  cash contributions from Combustion Engineering in the amount of $5 million;

  •
  cash contributions from ABB Inc., a subsidiary of ABB Ltd, in the amount of $30 million by December 31, 2003;

  •
  a promissory note from Combustion Engineering in the principal amount of approximately $101 million (guaranteed by Asea Brown Boveri Inc., a subsidiary of ABB Ltd); and an assignment by Combustion Engineering of the $311 million unpaid balance of principal and interest due to Combustion Engineering from Asea Brown Boveri Inc. under a loan agreement dated May 12, 2000 (guaranteed by ABB Ltd).

  Pre-Packaged Plan of Reorganization

        On January 17, 2003, we announced that we and Combustion Engineering had reached an agreement on a proposed Pre-Packaged Plan of Reorganization for Combustion Engineering under Chapter 11 of the U.S. Bankruptcy Code (the "Plan"). The agreement was reached with certain representatives of asbestos claimants with existing asbestos-related personal injury claims against Combustion Engineering (encompassing claimants who had lodged claims prior to November 15, 2002 and claimants who had filed claims after that date and were not eligible to participate in the

Master Settlement Agreement) and with the proposed representative of persons who may be entitled to bring asbestos-related personal injury claims in the future.

        The Plan provides for the creation of the Asbestos PI Trust, an independent trust which is separate and distinct from the CE Settlement Trust and addresses Asbestos PI Trust Claims, which consist of present and future asbestos-related personal injury claims (including the claims previously settled pursuant to the Master Settlement Agreement only to the extent of any unpaid portions thereof) that arise directly or indirectly from any act, omission, products or operations of Combustion Engineering, Lummus or Basic. If the Plan ultimately becomes effective, a channelling injunction would be issued under the U.S. Bankruptcy Code pursuant to which the Asbestos PI Trust Claims against ABB Ltd and its affiliates (including Combustion Engineering, Lummus and Basic) would be channelled to the Asbestos PI Trust. This would mean that the sole recourse of a holder of an Asbestos PI Trust Claim would be to the Asbestos PI Trust and such holder would be barred from asserting such a claim against ABB Ltd and its affiliates (including Combustion Engineering, Lummus and Basic). A preliminary injunction is currently in force. The Asbestos PI Trust would be funded with cash and other assets, including approximately 30 million common shares of ABB Ltd. The total package is valued at approximately $800 million.

        The Plan sets forth distribution procedures for the allocation of funds to the claimants. The Plan provides that the unpaid portion of claims that were settled pursuant to the Master Settlement Agreement will also be entitled to distributions from the Asbestos PI Trust.

        On the effective date of the Plan, the Asbestos PI Trust will be funded as follows:

  •
  a $20 million 5% term note with a maximum term of ten years from the effective date of the Plan, issued by Combusting Engineering and secured by its Windsor, Connecticut real estate and real estate leases (under certain specified contingencies, the Asbestos PI Trust may have the right to convert the term note into ownership of 80% of the voting securities of the reorganized Combustion Engineering);

  •
  excess cash held by Combustion Engineering on the effective date of the Plan;

  •
  a promissory note issued by ABB Inc. and ABB Ltd and guaranteed by certain ABB Ltd subsidiaries, in an aggregate amount of up to $350 million payable in installments commencing in 2004, with $50 million to be paid during 2004, $100 million to be paid during 2005 and $100 million to be paid during 2006, and further providing for payments amounting to $50 million to be paid no later than 2010 ($ 25 million of which may be payable as early as 2006) and contingent payments of an additional aggregate amount of $50 million (in equal $25 million installments) in 2008 and 2009 if ABB Ltd meets certain financial performance standards (an EBIT margin of 12% in 2007 and 2008);

  •
  a non-interest bearing promissory note on behalf of Lummus in the amount of $28 million payable in relatively equal annual installments over 12 years;

  •
  a non-interest bearing promissory note on behalf of Basic in the aggregate amount of $10 million payable in relatively equal annual installments over 12 years;

  •
  30,298,913 shares of ABB Ltd (the "CE Settlement Shares"), which had a fair value at December 31, 2003 of $154 million and $86 million at December 31, 2002. Our obligation to deliver these CE Settlement Shares will continue to be marked to market, with changes in the fair value of the CE Settlement Shares reflected in earnings until such CE Settlement Shares are contributed to the Asbestos PI Trust;

  •
  we will execute and deliver a nuclear and environmental indemnity with regard to obligations arising out of Combustion Engineering's Windsor, Connecticut site for the benefit of Combustion Engineering;

  •
  Combustion Engineering, Lummus and Basic will assign to the Asbestos PI Trust any proceeds under certain insurance policies and insurance settlement agreements. Aggregate unexhausted product liability limits are approximately $200 million for Combustion Engineering, approximately $43 million for Lummus and approximately $28 million for Basic, although amounts ultimately recovered by the Asbestos PI Trust under these policies may be substantially less than the policy limits. In addition, Combustion Engineering will assign to the Asbestos PI Trust scheduled payments under certain of its insurance settlement agreements ($86 million at December 31, 2003); and

  •
  if Lummus is sold within 18 months after the effective date of the Plan, ABB Inc. will contribute $5 million to the CE Settlement Trust and $5 million to the Asbestos PI Trust. If the CE Settlement Trust has ceased to exist at that time, both $5 million payments will be made to the Asbestos PI Trust, but in no event will this contribution exceed the net proceeds from the sale of Lummus.

  Next Steps in the Chapter 11 Process

        The Plan, including the channelling injunction, will become effective when the U.S. Bankruptcy Court recommends the issuance of a confirmation order (which occurred on July 10, 2003), the confirmation order is entered by the U.S. District Court (which occurred on August 8, 2003) and has become a final order that is not subject to appeal, and certain other conditions to the effectiveness of the Plan have been satisfied.

        The solicitation of votes to approve the Plan began on January 19, 2003, and Combustion Engineering filed for Chapter 11 in the U.S. Bankruptcy Court in Delaware on February 17, 2003 based on the previously negotiated Plan. The voting period closed on February 19, 2003, and approximately 97% of qualified ballots voted to approve the Plan. A confirmation hearing and related hearings commenced on April 7, 2003 and continued from time to time through early June 2003. On June 23, 2003, the U.S. Bankruptcy Court issued its Order Approving the Disclosure Statement but Recommending Withholding of Confirmation of the Plan of Reorganization for Combustion Engineering for Ten Days (the "Ruling") and related findings of fact. The Ruling approved the disclosure statement that was the document used as the basis for soliciting approval of the Plan from asbestos claimants and verified the voting results that approved the Plan. Although the Ruling did not confirm the Plan, it indicated that the U.S. Bankruptcy Court would recommend that the Plan be confirmed if we and Combustion Engineering could establish to the court's satisfaction certain specified information. We then submitted the additional information for the court's consideration.

        On July 10, 2003, the U.S. Bankruptcy Court issued a Supplemental and Amendatory Order Making Additional Findings and Recommending Confirmation of Plan of Reorganization (the "Supplemental Ruling"). The Supplemental Ruling recommended to the U.S. District Court, among other things, that the Plan be confirmed.

        Following the issuance of the Supplemental Ruling, interested parties had a period during which they could appeal the Ruling and the Supplemental Ruling. This appeal period expired on July 24, 2003. A number of interested parties, including a small number of asbestos claimants and certain insurance companies which historically have provided insurance coverage to Combustion Engineering, Basic and Lummus, filed appeals based on various objections to the Plan, including the following:

  •
  arguments that Combustion Engineering is not permitted to obtain a channelling injunction that protects Combustion Engineering's affiliates with respect to claims against Combustion Engineering;

  •
  arguments that asbestos claims against Lummus and Basic cannot be made subject to a channelling injunction;

  •
  arguments that the disclosure provided in connection with the solicitation of acceptances of the Plan did not satisfy the required standards;

  •
  arguments that claimants covered by the Plan would fare better outside the Plan;

  •
  arguments that the Plan and the Bankruptcy Court's rulings improperly affect the rights and obligations of insurance carriers who have continuing obligations to provide insurance coverage with respect to Combustion Engineering's asbestos liabilities;

  •
  arguments that the Plan and the Bankruptcy Court's rulings fail to address properly the indemnification rights of certain insurers; and

  •
  arguments that the Bankruptcy Court was in error in not permitting the release of the trust created under the Master Settlement Agreement and certain other entities, under the Plan.

        The U.S. District Court held a hearing on July 31, 2003, with respect to the appeals and entered its confirmation order on August 8, 2003. The U.S. Federal Third Circuit Court of Appeals granted a motion for expedition of appeals and ordered that all briefs were to be filed by October 7, 2003. The Circuit Court has set June 3, 2004 as the date for the hearing. We cannot be certain of the duration or outcome of the appeal process. Regardless of whether or not the Plan becomes effective, the Master Settlement Agreement remains effective.

  Effect of the Plan on our Financial Position

        We recorded expenses related to asbestos of $145 million, $420 million and $470 million in loss from discontinued operations, net of tax, for 2003, 2002 and 2001, respectively. Loss from discontinued operations, net of tax for 2003 includes a charge of $68 million, net of tax, resulting from the mark-to-market adjustment relating to the CE Settlement Shares, a provision of $41 million, representing the present value of the first two $25 million payments previously considered contingent, as well as $36 million of other costs. The 2002 amount reflected our estimate of incremental total costs to be incurred based upon the terms of the Plan. In 2001, loss from discontinued operations, net of tax, reflected a charge to earnings based on Combustion Engineering's forecasts of the expected cost of future claim settlements over a period of several years and estimates of the amounts recoverable from insurance when the claims were settled.

        Based upon expected implementation of the Plan, we have recorded provisions of $813 million at December 31, 2003, in accrued liabilities and other. If the Plan becomes effective, certain amounts will be reclassified as of the effective date to other long-term liabilities based on the timing of the future cash payments to the Asbestos PI Trust. Future earnings will be affected by mark-to-market adjustments relating to the CE Settlement Shares through the effective date of the Plan, as well as contingent payments when they become probable of payment. In the event the Plan does not become effective, the ultimate cost for the resolution of asbestos-related personal injury claims against Combustion Engineering, Lummus and Basic may be significantly higher and could have a material adverse impact on our consolidated financial position, results of operations and cash flows.

Item 6. Directors, Senior Management and Employees

BOARD OF DIRECTORS

        Our board of directors defines the ultimate direction of the business of ABB and issues the necessary instructions. It determines the organization of the ABB Group and appoints, removes and supervises the persons entrusted with the management and representation of ABB. The internal organizational structure and the definition of the areas of responsibility of our board of directors, as well as the information and control instruments vis-à-vis the executive committee, are set forth in the regulations of the board of directors. We have been granted an exception by the Federal Office of Justice of Switzerland (Bundesamt für Justiz) to the rule that a majority of the members of the board of directors of ABB must be citizens of Switzerland with residence in Switzerland according to Article 708 para 1 of the Swiss Code of Obligations.

        Our articles of incorporation stipulate that the board of directors must consist of not fewer than seven and no more than 13 members at any time. Swiss law and our articles of incorporation also provide that each director must be a shareholder of ABB Ltd. Directors are elected for terms of one year by the shareholders in a shareholders' meeting. Members of the board of directors whose terms of office have expired are immediately eligible for re-election. Our articles of incorporation do not provide for the retirement or non-retirement of directors under an age-limit requirement. Our internal regulations provide that a director shall resign at the annual general meeting of shareholders taking place in the year of his 70th birthday.

        The board of directors appoints its Chairman and one or more Vice Chairmen, as well as the persons entrusted with our management and representation, whom the board of directors is also responsible for removing. At present, the position of Vice Chairman is vacant.

        The following table sets forth the names and the years of birth of our directors and their current positions with ABB.

Name	Born	Current Position
Jürgen Dormann	1940	President, Chairman and Chief Executive Officer
Roger Agnelli	1958	Director
Louis R. Hughes	1949	Director
Hans Ulrich Märki	1946	Director
Michel de Rosen	1951	Director
Michael Treschow	1943	Director
Bernd W. Voss	1939	Director
Jacob Wallenberg	1956	Director

        ABB Ltd became the ultimate holding company of the ABB Group on June 28, 1999. The biographies of Messrs. Dormann and Wallenberg also note the years of service they provided to ABB Asea Brown Boveri Ltd, the former parent company of the ABB Group.

        Jürgen Dormann has been the Chairman of ABB's board of directors since November 2001 and has been ABB's President and Chief Executive Officer since September 2002. He has been a member of ABB's board of directors since June 28, 1999. From 1998 to 1999, he served as a member of the board of directors of ABB Asea Brown Boveri Ltd. He is the chairman of the supervisory boards of Aventis and Lion Bioscience. He is currently a member of the supervisory board of Allianz; he has resigned this position with effect from May 5, 2004. Mr. Dormann is a German citizen.

        Roger Agnelli was elected to ABB's board of directors at the annual general meeting of shareholders on March 12, 2002. He is the President and Chief Executive Officer of Companhia Vale do Rio Doce. He is also a member of the boards of directors of Valepar, Companhia Paulista de Força e Luz, Companhia Siderurgica Nacional, LATASA, VBC Energia, Brasmotor, Mahle Metal Leve, Rio Grande Energia and Serra da Mesa Energia. Mr. Agnelli is a Brazilian citizen.

        Louis R. Hughes was elected to ABB's board of directors at the annual general meeting of shareholders on May 16, 2003. Mr. Hughes is the chairman of the board of directors of Maxager Technology and is a member of the boards of directors of BT Group, Electrolux and Sulzer. Mr. Hughes was the president and chief operating officer of Lockheed Martin Corp. in 2000 and was an executive vice president of General Motors from 1992 to 2000. He was also the acting chief executive officer of Wavecrest Laboratories from 2002 to 2003 and is now a member of its board of advisors. Mr. Hughes is a United States citizen.

        Hans Ulrich Märki was elected to ABB's board of directors at the annual general meeting of shareholders on March 12, 2002. He is general manager of IBM Europe/Middle East/Africa and a member of the board of directors of Mettler-Toledo International. Mr. Märki is a Swiss citizen.

        Michel de Rosen was elected to ABB's board of directors at the annual general meeting of shareholders on March 12, 2002. He is the chairman, chief executive officer and president of ViroPharma. He is a member of the boards of directors of Innaphase and Ursinus College. Mr. de Rosen is a French citizen.

        Michael Treschow was elected to ABB's board of directors at the annual general meeting of shareholders on May 16, 2003. He is the chairman of the board of directors of Ericsson. He is the vice chairman of the Confederation of Swedish Enterprise and a member of the board of directors of Electrolux. From 1997 to 2002, he was the president and chief executive officer of the Electrolux Group. Prior to 1997, he was the president and chief executive officer of Atlas Copco. Mr. Treschow is a Swedish citizen.

        Bernd W. Voss was elected to ABB's board of directors at the annual general meeting of shareholders on March 12, 2002. He is a member of the supervisory board of Dresdner Bank. He is also a member of the boards of directors of Allianz Leben, Continental, Quelle, TUI, Wacker Chemie and Osram. Mr. Voss is a German citizen.

        Jacob Wallenberg has been a member of ABB's board of directors since June 28, 1999. From March 1999 to June 1999, he served as a member of the board of directors of ABB Asea Brown Boveri Ltd. He is the chairman of the board of directors of Skandinaviska Enskilda Banken and W Capital Management. He is vice-chairman of Investor, the Knut and Alice Wallenberg Foundation, Atlas Copco, SAS and Electrolux, and a member of the boards of directors of the Confederation of Swedish Enterprise and the Nobel Foundation. Mr. Wallenberg is a Swedish citizen.

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

Name	Born	Current Position	Year of Appointment
Jürgen Dormann	1940	President, Chairman and Chief Executive Officer	2002
Peter Voser	1958	Chief Financial Officer	2002
Dinesh C. Paliwal	1957	Head of Automation Technologies Division	2003
Peter Smits	1951	Head of Power Technologies Division	2003
Gary Steel	1952	Head of Human Resources	2003

        Jürgen Dormann.    For Mr. Dormann's biography, see above under "—Board of Directors."

        Peter Voser has been our Chief Financial Officer since March 2002. Since August 2003, he has been given responsibility for the management of our Oil, Gas and Petrochemicals division until it is divested. Mr. Voser was Chief Financial Officer of Shell Europe Oil Products from 1999 until early 2001, when he became Chief Financial Officer of Shell Oil Products. Mr. Voser is proposed to be elected as a member of the Supervisory Board of AEGON at its annual general meeting on April 22, 2004. Mr. Voser is a Swiss citizen.

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

        Peter Smits has been the Head of our Power Technologies division since January 2003. From 2001 to January 2003, he was Executive Vice President responsible for the Power Technology Products division. From 1998 to 2001, he was Senior Vice President, Business Area Manager Distribution Transformers, at ABB T&D Ltd. From 1994 to 1998, he was President and Country Manager at Asea Brown Boveri SA, Belgium. From 1990 to 1994, he served as President at Pfleiderer Verkehrstechnik GmbH. From 1988 to 1990, he held the position of Vice-President at ABB Schaltanlagen GmbH and was Business Unit Manager within our High-Voltage Switchgear business area. From 1980 to 1988, he held several positions at Asea Lepper GmbH. Mr. Smits is a German citizen.

        Gary Steel was appointed our Head of Human Resources in January 2003. In 2002, he was the Human Resources Director, Group Finance at Shell. Between 1976 and 2002, he held several human resources and employee relations positions at Shell. Mr. Steel is a Scottish citizen.

        On February 27, 2004, the board of directors of ABB announced that Fred Kindle would be appointed as ABB's new chief executive effective January 2005. Mr. Kindle will join ABB on September 1, 2004, and will assume the roles of president and chief executive officer of ABB in January 2005. At that time, our current chief executive officer, Mr. Jürgen Dormann, will revert to a single role as chairman of ABB. Mr. Kindle is currently the chief executive officer of Sulzer where he will remain until mid-2004. Mr. Kindle has been with the Sulzer Group since 1992. In 1999, he became responsible for Sulzer Industries. In 2001, he became chief executive officer of Sulzer. Since 2003, he has been a member of Sulzer's board of directors. He is also a member of the board of directors of VZ Holding. Mr. Kindle has dual Liechtenstein and Swiss citizenship.

Senior Officers

        The following table sets forth the names of our senior officers, their current positions with us and the dates of their initial appointment to their current positions.

Name	Current Position	Year of Appointment
Markus Bayegan	Chief Technology Officer	2001
John Scriven	General Counsel, Head of Group Function Legal and Compliance	2003
Alfred Storck	Deputy Chief Financial Officer, Head of Group Function Corporate Finance and Taxes	2003

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

        John Scriven joined ABB Ltd in May 2003 and has assumed the positions of General Counsel, Head of Group Function Legal and Compliance and Secretary to the ABB Ltd board of directors. From 2001 to 2003, he was "of Counsel" at the Homburger Rechtsanwälte law firm in Zurich, Switzerland. From 1975 to 2000, he held various executive positions within the legal department of The Dow Chemical Company at both its corporate headquarters in the United States and Switzerland. From 1994 to 2000, he held the position of Vice President, General Counsel and Secretary at The Dow Chemical Company, Midland, Michigan, USA. He is currently a member of the board of directors of the American Arbitration Association. Mr. Scriven holds both British and Swiss citizenship.

        Alfred Storck has been our Deputy Chief Financial Officer since February 2003 and has been our Head of Group Function Corporate Finance and Taxes since January 2001. From 1997 to 2001, he was the head of Corporate Staff Corporate Finance and Taxes. From 1988 (when BBC Brown Boveri AG and Asea AB merged) to 1997, he was our Group Tax Officer. Mr. Storck is a German citizen.

CORPORATE GOVERNANCE

        We are committed to the highest international standards of corporate governance, and we support the general principles as set forth in the Swiss Code of Best Practice for Corporate Governance as well as those of the capital markets where ABB shares are listed: the SWX Swiss Exchange, the Stockholm Exchange, the London Stock Exchange, the Frankfurt Stock Exchange and the New York Stock Exchange (where our shares are traded in the form of ADSs).

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

        In November 2003, the Securities and Exchange Commission approved changes to the New York Stock Exchange's listing standards related to the corporate governance practices of listed companies. Under these rules, listed foreign private issuers, such as ABB, must disclose any significant ways in which their corporate governance practices differ from those followed by U.S. domestic companies under the New York Stock Exchange listing standards. This disclosure can be found on our web site under www.abb.com/about.

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

  Exercise of Powers

        Directors as well as other persons authorized to act on behalf of a Swiss corporation may perform all legal acts on behalf of the corporation which the business purpose as set forth in the articles of incorporation of the corporation, may entail. Pursuant to court practice, such directors and officers can take any action that is not explicitly excluded by the business purpose of the corporation. In so doing, however, the directors and officers must still pursue the duty of due care and the duty of loyalty described above and must extend equal treatment to the corporation's shareholders in like circumstances. Our articles of incorporation do not contain provisions concerning a director's power, in the absence of an independent quorum, to vote on the compensation to themselves or any members of their body.

  Conflicts of Interest

        Swiss law does not have a general provision on conflicts of interest and our articles of incorporation do not limit our directors' power to vote on a proposal, arrangement or contract in which the director or officer is materially interested. However, the Swiss Code of Obligations requires directors and officers to safeguard the interests of the corporation and, in this connection, imposes a duty of care and loyalty on directors and officers. This rule is generally understood and so recommended by the Swiss Code of Best Practice for Corporate Governance as disqualifying directors and officers from participating in decisions, other than in the shareholders' meeting, that directly affect them. In addition, in 2003 our board of directors created the new position of lead director who will intervene and lead proceedings, where the chairman of the board, as a result of his executive role as chief executive officer, would be exposed to conflicting interests. See "—Board Practices."

  Confidentiality

        Confidential information obtained by directors and officers of a Swiss corporation acting in such capacity must be kept confidential during and after their term of office.

  Sanctions

        If directors and officers transact on behalf of the corporation with bona fide third parties in violation of their statutory duties, the transaction is nevertheless valid as long as it is not explicitly excluded by the corporation's business purpose as set forth in its articles of incorporation. Directors and officers acting in violation of their statutory duties—whether transacting with bona fide third parties or performing any other acts on behalf of the company—may, however, become liable to the corporation, its shareholders and its creditors for damages. The liability is joint and several, but the courts may apportion the liability among the directors and officers in accordance with their degree of culpability.

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

Board Practices

        Board meetings are convened by the chairman or upon request by a director or the chief executive officer. During 2003, six board meetings were held. Written documentation covering the various items of the agenda for each board meeting is sent out in advance to each board member in order to allow the member time to study the covered matters prior to the meetings. Decisions made at the board meetings are recorded in written minutes of the meetings. Our board membership guidelines require that the board of directors be comprised of a substantial majority of independent directors. Currently all board members, with the exception of Mr. Dormann, our chairman and chief executive officer, are independent, non-executive directors. In order to address situations of conflicting interests between the chairman of the board and board members, the board created the new position of lead director. The additional tasks of the lead director are to act as counselor to the chairman and facilitate the dialogue between the members of the board and the chairman. The lead director has the ability to call special meetings without the chairman's presence where the chairman's role and performance will be discussed. The board of directors appointed Jacob Wallenberg as the lead director in July 2003. The position of lead director will cease to exist once the positions of chairman of the board and chief executive officer are separated in 2005.

        Our board of directors has appointed from among its members three board committees, the finance and audit committee, the nomination and compensation committee and the new strategy committee, which was created in July 2003. The duties and objectives of the board committees (with the exception of the newly created strategy committee) are set forth in charters issued or approved by the board of directors. These committees assist the board in its tasks and report regularly to the board.

        The finance and audit committee oversees the financial reporting processes and accounting practices, evaluates the independence, objectivity and effectiveness of external and internal auditors, reviews audit results, monitors compliance with the laws and regulations governing the preparation of our financial statements and assesses the processes relating to our risk management and internal control systems. The finance and audit committee is required to be composed of three or more independent directors who have a thorough understanding of finance and accounting. The chief financial officer and, as determined by the committee's chairman for matters related to their respective functions, the head of internal audit, as well as the external auditors may participate in the finance and audit committee meetings. Mr. Voss is the chairman of the finance and audit committee, and Messrs. Wallenberg and Agnelli are members. The committee met nine times in 2003.

        The nomination and compensation committee determines the selection of candidates for the board of directors and its committees, plans for the succession of directors and ensures that newly elected directors receive the appropriate introduction and orientation and that all directors receive adequate continuing education and training to fulfill their obligations. The nomination and compensation committee determines the remuneration of the members of the executive committee. The nomination and compensation committee is required to be composed of three or more independent directors. Upon invitation by the committee's chairman, the chief executive officer or other members of the group executive committee may participate in the committee meetings, provided that any potential conflict of interest is avoided and confidentiality of the discussions is maintained. Mr. Märki is the chairman of the nomination and compensation committee, and Messrs. Wallenberg and de Rosen are members. The committee met five times in 2003.

        The strategy committee reviews management proposals relating to the strategic direction of the ABB Group and assists the board of directors in determining the long-term strategy of the ABB Group. Mr. Hughes is the chairman of the strategy committee, and Messrs. Märki and Treschow are members. Most meetings of the strategy committee were also attended by all of the members of the group executive committee. The committee met four times in 2003.

COMPENSATION

Board of Directors

        For the period from the annual general meeting of shareholders in 2003 to the annual general meeting of shareholders in 2004, board members' compensation was fixed as follows:

  •
  Chairman: CHF 1,000,000 (approximately $807,800 at December 31, 2003);

  •
  Member: CHF 250,000 (approximately $201,900 at December 31, 2003);

  •
  Committee chairman: CHF 50,000 (approximately $40,400 at December 31, 2003); and

  •
  Committee member: CHF 20,000 (approximately $16,200 at December 31, 2003).

        Payments to board members are made for each term of a member in May and November of each year.

        Board members receive at least 50% (and may elect to receive a higher ratio) of their net compensation (i.e., after deduction of social security costs and withholding tax), in ABB shares, which they are entitled to receive at a discount of 10% of the average share trading price during a 30-day reference period. The gross compensation paid to board members in shares and cash with respect to 2003 amounted to CHF 3,020,000 ($2,439,418 at December 31, 2003).

        Our current board members received the following compensation with respect to 2003 (the calculation of the number of shares and the cash amount varies depending on whether the person is subject to taxation at source):

	Total Annual Compensation (gross)	Amount received in cash (net)	Number of shares received
	(CHF)
Jürgen Dormann(1)	1,000,000	—	155,948
Roger Agnelli	270,000	—	41,629
Louis R. Hughes	300,000	103,863	23,153
Hans Ulrich Märki	320,000	—	67,833
Michel de Rosen	270,000	93,371	20,814
Michael Treschow	270,000	93,371	20,814
Bernd W. Voss	300,000	—	46,307
Jacob Wallenberg	290,000	—	44,748

Total	3,020,000	290,605	421,246

(1)
Jürgen Dormann received this compensation in addition to his compensation as chief executive officer (see below).

        No payments were made to former board members in 2003.

        With the exception of Jürgen Dormann in his function as chief executive officer, board members do not receive pension benefits and are not eligible to participate in our management incentive plan.

Executive Committee

        Members of the executive committee receive annual base compensation. In addition, they are eligible for annual bonus compensation, which depends on the performance of the individual area of responsibility of each executive committee member and of the ABB Group and, in certain cases, on a qualitative appreciation of a member's achievements.

        In addition to receiving annual base and bonus compensation, members of the executive committee may participate in a management incentive plan, which is described in detail below under "—Management Incentive Plan." Each member of the executive committee received 1,000,000 warrants or warrant application rights under the management incentive plan in 2003. See "—Share Ownership."

        None of the members of the executive committee has received ABB shares as compensation, except for Jürgen Dormann in his function as chairman of the board.

        Executive committee members also enjoy pension benefits in accordance with Swiss and foreign social security legislation. In 2003, we incurred costs for pension contributions of CHF 2,223,777 ($1,796,266 at December 31, 2003) for current executive committee members and CHF 321,886 ($260,005 at December 31, 2003) for executive committee members who departed during 2002.

        Executive committee members receive customary additional benefits such as a company car and health insurance compensation, which are not material in the aggregate.

        We believe that the compensation and pension levels of our current ABB Group executives comply with prevailing European practices. It is the task of the nomination and compensation Committee to monitor our compensation practices. See "—Corporate Governance—Duties of Directors and Officers—Board Practices."

        The following gross payments were made to the members of the executive committee with respect to 2003:

	Currency	Salary paid in 2003	Bonus for 2003(1)	Additional compensation	Total annual compensation
Jürgen Dormann(2)	(CHF)	3,235,000	799,680	—	4,034,680
Dinesh Paliwal(3)	($)	550,000	374,000	—	924,000
Peter Smits	(CHF)	825,000	561,000	—	1,386,000
Gary Steel(4)	(CHF)	600,000	408,000	660,300	1,668,300
Peter Voser(5)	(CHF)	700,000	476,000	300,000	1,476,000

Total(6)	(CHF)	6,040,900	2,707,692	960,300	9,708,892

(1)
The table above provides compensation amounts with respect to 2003 on an accrual basis. Bonuses with respect to 2003 were paid in 2004.

(2)
This compensation as chief executive officer is in addition to the compensation received as chairman of the board.

(3)
As Dinesh Paliwal has a U.S. employment contract, he received his salary in U.S. dollars.

(4)
Gary Steel received the amount of CHF 660,300 as compensation for shares and options due to change of employment.

(5)
Peter Voser received a special bonus of CHF 300,000 for the successful management of the capital strengthening program.

(6)
For the purpose of calculating the total, the U.S. dollar amounts relating to Dinesh Paliwal have been converted into Swiss francs using the noon buying rate for Swiss francs on December 31, 2003 ($1.00 = CHF 1.2380).

        In 2003, we made a total payment of CHF 5,191,616 ($4,193,551 at December 31, 2003) gross to four members of the group executive committee who departed during the calendar year 2002. This figure is composed of salary payments during contractual notice periods and severance payments made in lieu of continuing salary payments. In addition, ABB made contributions to the respective pensions funds in an aggregate amount of CHF 321,886 ($260,005 at December 31, 2003). In January 2004 ABB made a payment of CHF 589,592 ($486,451 at January 31, 2004) gross to one former member of the group executive committee, in fulfillment of a contractual pension commitment.

Performance Alignment

        For 2003, we have introduced a structure for aligning the performance expectations of senior managers. Group executive committee members, corporate staff and country managers of the 19 largest countries receive targets and are measured on ABB Group results rather than on the basis of individual businesses. Business area managers and local country division managers receive targets and are measured on ABB Group results (60%) and on their business area or divisional results (40%). At least 20% of this "scorecard" must be made up of qualitative measurements, such as order growth with key customers, performance appraisal systems and financial gearing. In addition to this group of senior managers, all other participating managers are measured with a minimum of 25% on ABB Group results. Resulting bonuses are paid in March each year after full-year results are announced. In applying the scorecard principles, group executive committee members have a maximum bonus opportunity of 100% of their base salary.

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

MANAGEMENT INCENTIVE PLAN

        We have a management incentive plan under which approximately 1,100 key employees received warrants and warrant appreciation rights for no consideration over the course of seven launches from 1998 to 2003. The warrants are exercisable for shares at a predetermined price, not less than the fair market value as of the date of grant. Participants may also sell the warrants rather than exercise the right to purchase shares. Equivalent warrants are listed on the SWX Swiss Exchange, which facilitates valuation and transferability of warrants granted under the management incentive plan.

        Each warrant appreciation right entitles the holder to an amount in cash equal to the market price of one equivalent warrant on the SWX Swiss Exchange on the date of exercise of the warrant appreciation right. Warrant appreciation rights are not transferable. Participants may exercise or sell warrants or exercise warrant appreciation rights only during the 30 days immediately following publication of our interim or annual results. No exercise or sale is permitted until after the vesting period, which is three years from date of grant, although vesting restrictions can be waived in certain circumstances such as death or disability. All warrants and warrant appreciation rights expire six years from the date of grant.

        As of February 29, 2004 the warrants outstanding represented the future rights to acquire 24,409,856 of our shares (representing less than 2% of our total outstanding shares), including the future right of the current members of our executive committee to acquire an aggregate of 1,266,378 shares. Also on that date, the warrant appreciation rights represented the future rights to receive the cash equivalent to the market price of 110,285,520 warrants, including the future right of the current members of our executive committee to receive the cash equivalent to the market price of 2,880,000 warrants. Our obligations under the management incentive plan are covered by contingent share capital. See Note 22 to the Consolidated Financial Statements for additional information regarding the management incentive plan.

        The amounts of warrants outstanding include those instruments held by employees of the former ABB ALSTOM POWER joint venture, a discontinued operation. Under the terms and conditions of the management incentive program, employees of the former ABB ALSTOM POWER joint venture retain their entitlements in the management incentive plan.

        As of February 29, 2004, 44,638,060 warrants representing the right to purchase 14,528,416 shares (representing less than 1% of our total outstanding shares) were exercisable and 52,413,520 warrant appreciation rights were exercisable.

        The following table sets forth the number of warrants outstanding under the management incentive plan as of February 29, 2004.

Launch (Year)	Warrants Outstanding		Exercise Ratio(2) (Warrants: Shares)	Number of Shares Underlying Warrants(2)		Exercise Price(2)	Expiration Date
						(CHF)
2 (1998)	5,795,000	(1)	1:0.8173	4,736,229	(1)	20.26	12/10/04
3 (1999)	4,648,060	(1)	1:0.2521	1,171,758	(1)	29.75	06/10/05
4 (1999)	14,565,000	(1)	1:0.2521	3,671,781	(1)	32.73	11/11/05
5 (2000)	19,630,000	(1)	1:0.2521	4,948,648	(1)	42.05	06/13/06
6 (2001)	17,575,000		1:0.2521	4,430,590		13.49	12/10/07
7 (2003)	27,254,250		1:0.2000	5,450,850		7.00	12/08/09

(1)
All of the warrants from Launches 2, 3, 4 and 5, representing the right to purchase an aggregate of 14,528,416 shares, are currently exercisable.

(2)
The exercise ratio of the warrants, number of shares underlying the warrants and the exercise price of the warrants have been restated to reflect the adjustments made to the terms of the warrants as a result of the rights offering completed in December 2003.

        The following table sets forth the number of warrant appreciation rights outstanding under the management incentive plan as of February 29, 2004.

Launch (Year)	Warrant Appreciation Rights Outstanding(1)	Expiration Date
2 (1998)	4,443,000	12/09/04
3 (1999)	345,520	06/09/05
4 (1999)	16,900,000	11/10/05
5 (2000)	30,725,000	06/12/06
6 (2001)	36,772,500	12/09/07
7 (2003)	21,099,500	12/07/09

(1)
Each warrant appreciation right represents a future right to receive the cash equivalent of the equivalent market price of warrants exercisable at the following exercise ratios and prices:

Launch (Year)	Exercise Ratio(a) (Warrants: Shares)	Exercise Price(a)
		(CHF)
2 (1998)	1:0.8173	20.26
3 (1999)	1:0.2521	29.75
4 (1999)	1:0.2521	32.73
5 (2000)	1:0.2521	42.05
6 (2001)	1:0.2521	13.49
7 (2003)	1:0.2000	7.00

(a)
The exercise ratio and exercise price of the warrants have been restated to reflect the adjustments made to the terms of the warrants as a result of the rights offering completed in December 2003.

SHARE OWNERSHIP

        Under our management incentive plan, certain members of the executive committee have received warrants and warrant appreciation rights in the years 1998 to 2003, although there were no grants in 2002. The details of the various grants are as follows:

Allotment Year	Term Life	Exercise Ratio(1) (Warrants: Shares)	Exercise Price(1)
			(CHF)
1998	6 years	1:0.8173	20.26
1999	6 years	1:0.2521	32.73
2000	6 years	1:0.2521	42.05
2001	6 years	1:0.2521	13.49
2003	6 years	1:0.2000	7.00

(1)
The exercise ratio and exercise price of the warrants (and warrants underlying warrant appreciation rights) have been restated to reflect the adjustments made as a result of the rights offering completed in December 2003.

        As of March 31, 2004 the current members of the board of directors and executive committee held the following numbers of shares (or ADSs representing such shares), warrants and warrant appreciation rights:

		Number of Warrants and Warrant Appreciation Rights Granted under Management Incentive Plan
	Number of Shares	Allotment Year 1998	Allotment Year 1999	Allotment Year 2000	Allotment Year 2001	Allotment Year 2003
Jürgen Dormann	580,415	—	—	—	—	1,000,000
Roger Agnelli	70,613	—	—	—	—	—
Louis R. Hughes	36,656	—	—	—	—	—
Hans Ulrich Märki	195,577	—	—	—	—	—
Michel de Rosen	55,028	—	—	—	—	—
Michael Treschow	38,083	—	—	—	—	—
Bernd W. Voss	106,138	—	—	—	—	—
Jacob Wallenberg	94,329	—	—	—	—	—
Dinesh Paliwal	119,500	30,000	100,000	250,000	1,000,000	1,000,000
Peter Smits	51,000	—	100,000	250,000	1,000,000	1,000,000
Gary Steel	—	—	—	—	—	1,000,000
Peter Voser	17,000	—	—	—	1,000,000	1,000,000

Total	1,364,339	30,000	200,000	500,000	3,000,000	5,000,000

        The current members of our board of directors and executive committee owned less than 1% of our total shares outstanding as of December 31, 2003.

        No person closely linked to any member of the executive committee holds any shares of ABB or options in ABB shares.

        Share amounts provided in this section do not include the shares beneficially owned by Investor AB, of which Mr. Wallenberg is vice-chairman. See "Item 7. Major Shareholders and Related Party Transactions—Major Shareholders."

EMPLOYEES

        As of February 29, 2004, we employed approximately 115,000 people. A breakdown of our employees by geographic region for the years ended December 31, 2003, 2002 and 2001 is as follows:

Region	2003	2002	2001
Europe	70,500	91,000	102,500
The Americas	19,000	24,500	27,000
Asia	15,500	16,000	16,500
Middle East and Africa	11,500	7,500	10,500

Total	116,500	139,000	156,500

        We anticipate that, as a result of the Step Change Program, the number of employees will be further reduced. See "Item 4. Information on the Company—Restructuring Expenses—Step Change Program."

        The proportion of our employees that are represented by labor unions or are the subject of collective bargaining agreements varies based on the labor practices of each country in which we operate. We estimate that approximately 65% of all ABB Group employees are covered by collective bargaining agreements. We believe that our employee relations are good.

Item 7.    Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

        To our knowledge, as of March 31, 2004, the following persons held 5% or more of our total share capital:

Name	Number of Shares Owned	Total Percentage of Share Capital
Investor AB(1)	204,115,142	9.9%
The Capital Group International, Inc.(2)	133,888,830	6.5%

(1)
Mr. Jacob Wallenberg, a member of our board of directors, is the vice-chairman of Investor AB. The number of shares indicated above does not include 94,329 shares owned by Mr. Wallenberg as an individual and earned as compensation for services as a member of our board of directors. See "Item 6. Directors, Senior Management and Employees—Compensation."

(2)
Shares held on behalf of funds managed by certain of The Capital Group Companies, Inc.'s subsidiaries, according to a Schedule 13G/A filed with the U.S. Securities and Exchange Commission on February 13, 2004.

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

        At March 26, 2004, we had approximately 276,000 shareholders. Approximately 7,000 were U.S. holders, of which approximately 700 were record holders. Based on the share register, U.S. holders (including holders of ADSs) held approximately 5% of the total number of shares issued, including treasury shares, at that date.

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

        ABB Ltd had granted loans to unconsolidated related parties amounting to approximately $76 million as of December 31, 2002 and $22 million as of December 31, 2003.

        In June 2000, we entered into a share subscription agreement to acquire a 42% interest in b-business partners B.V., a venture capital fund formed to invest in and develop business-to-business e-commerce companies across Europe. Pursuant to the terms of the agreement, we committed to invest a total of $278 million, of which $69 million was paid in 2000 and $134 million was paid during the first half of 2001. In December 2001, Investor AB, another founding shareholder of the fund, acquired 90% of our investment and capital commitments for approximately book value, or $166 million in cash. After these transactions, b-business partners repurchased 50% of its outstanding shares, which resulted in a return of capital to us of $10 million. After these transactions, we retain a 4% investment in b-business partners and we are committed to provide additional capital to it of approximately $4 million (a euro-denominated commitment that may fluctuate with exchange rates). Further, b-business partners retains a put right to compel us to repurchase 150,000 shares of b-business partners at a cost of approximately $19 million (a euro-denominated commitment that may fluctuate with exchange rates). At the time of these transactions, Percy Barnevik, the former chairman of the board of directors of ABB, was the chairman of Investor AB, and Jacob Wallenberg, a member of the board of directors of ABB, was the vice-chairman of Investor AB.

        In December 2001, we entered into, and, in April 2002, we amended and restated, a $3 billion 364-day revolving credit facility. Skandinaviska Enskilda Banken ("SEB") was one of the lenders under the credit facility with a $155 million commitment representing approximately 5% of the total commitment available to us under the credit facility. In December 2002, we replaced that credit facility with a $1.5 billion 364-day revolving credit facility. SEB was also a lender under this credit facility, with a $145 million commitment, representing approximately 9.6% of the total commitment available to us. Jacob Wallenberg is the chairman of SEB and a member of our board of directors. In addition, Dresdner Bank Luxembourg S.A. was a lender under the $1.5 billion credit facility, with a $97 million commitment, representing approximately 6.5% of the total commitment available to us. Bernd Voss is a member of the supervisory board of Dresdner Bank AG ("Dresdner Bank") and one of our board members. We repaid and cancelled the $1.5 billion bank facility in December 2003. In November 2003, we entered into a new $1 billion credit facility. Each of SEB and Dresdner Bank Luxembourg S.A. originally committed to $83 million out of the $1 billion available to us. This amount was reduced following syndication in December 2003 to $71 million.

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

        In June 2003, we entered into a 10-year global framework agreement with International Business Machines Corporation ("IBM") to outsource our information systems infrastructure services to IBM. This global framework agreement forms the basis for country agreements entered into with IBM in 13 countries in Europe, North America and our headquarters representing a significant portion of our information systems infrastructure. The agreement involved the transfer to IBM of 780 of our employees, in addition to the 380 employees transferred under pilot programs prior to 2003. Our total expenditure in respect of the agreement will amount to approximately $1.7 billion over 10 years, based on the current level of usage of the services. While the agreement was negotiated and transacted at arm's length with IBM, it should be noted that Jürgen Dormann, our chairman and chief executive officer, was a member of the board of directors of IBM until April 29, 2003, and Hans-Ulrich Märki, a member of our board of directors, is General Manager of IBM Europe/Middle East/Africa.

        During 2003, we were party to several contracts with Companhia Vale do Rio Doce ("CVRD"), a Brazilian company with operations in mining, logistics (railways and ports) and power generation, and its subsidiaries. These contracts relate to ordinary course activities such as technical service and maintenance, engineering services, automation of systems, commissioning, testing or installation of systems, physical and chemical analysis and equipment supply. The largest contracts are for (1) engineering services and supply of equipment of the palletizing plants located at the port of Tubarao complex (Brazil), with a value of approximately $6.3 million, and (2) supply of equipment for the expansion of ALUNORTE (Brazil), with a value of approximately $6.2 million. There are also various purchase orders for spare parts and machinery in general, amounting to approximately $1.2 million. These contracts are not material to ABB in the aggregate. Roger Agnelli, a member of our board of directors, is president and chief executive officer of CVRD.

        There are no cross-shareholdings in excess of 5% of the share capital or the voting rights between ABB and another company.

        For further information, see "Item 5. Operating and Financial Review and Prospects—Related and Certain Other Parties."

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

        ABB Barranquilla Inc. ("ABB Barranquilla"), a subsidiary of our ABB Equity Ventures Inc. ("ABB Equity Ventures") subsidiary, is an equity investor in Termobarranquilla S.A., Empresa de Servicios Publicos ("TEBSA"), which owns a Colombian independent power generation project known as Termobarranquilla. One of the other shareholders of TEBSA is Corporación Electrica de la Costa Atlántica ("CORELCA"), a government-owned Colombian electric utility. CORELCA also purchases the electricity produced from the Termobarranquilla project. In addition to our equity investment, our former power generation business was EPC contractor for Termobarranquilla. The project was awarded to us and another company, as joint bidders, after a competitive bidding process in 1994. The co-bidder manages the operation and maintenance of the facility. We entered into certain side agreements with the co-bidder for a sharing and reallocation of a portion of the amounts paid to us and to the co-bidder under the EPC contracts and the operation and maintenance contract. These side agreements were not disclosed at the time they were entered into to TEBSA or CORELCA. They also were not disclosed to the lenders who provided financing to TEBSA for the project, including U.S. Overseas Private Investment Corporation and U.S. Export Import Bank, at the time of the closing of such financing, as required pursuant to the lending documents.

        On June 28, 2002, ABB Barranquilla, ABB Equity Ventures, the co-bidder, TEBSA and CORELCA settled all claims and potential claims by TEBSA and CORELCA arising out of the entry into or performance of the side agreements. CORELCA and TEBSA released and discharged ABB and its affiliates from any claims that TEBSA and CORELCA had, may have or may thereafter claim to have, arising on or before June 28, 2002 (the effective date of the settlement) and whether or not previously asserted, which in any way may arise out of or relate to the entry into or the performance of any of the side agreements. As consideration, we terminated the side agreements, paid $13 million to CORELCA, and reimbursed CORELCA for its legal expenses. We also agreed to indemnify (i) TEBSA for any and all penalties, fines and interest, if any, incurred by TEBSA arising out of or in connection with the entry into or performance of the side agreements and (ii) CORELCA for liabilities, costs or expenses related to certain taxes payable by CORELCA as a result of the settlement. On June 28, 2002, TEBSA's project lenders consented to the terms of the settlement and waived all defaults under the project lending documents arising out of the entry into or performance of the side agreements. As consideration for the lenders' consent and waiver, ABB Switzerland Holding Ltd. and the co-bidder agreed to indemnify the project lenders from and against (i) any investigation, litigation or proceeding related to the entry into or performance of the side agreements and (ii) any other exposure as a consequence of, or which might be asserted against any of the project lenders by virtue of, the failure of ABB or the co-bidder to disclose the side agreements. The indemnification obligation is joint but not several and is limited to the credit exposure of the project lenders. On December 31, 2003, the outstanding balance owed by TEBSA to the project lenders was approximately $204 million.

        On February 3, 2003, ABB Ltd, ABB Holding Inc. and ABB Equity Ventures entered into a compliance agreement with U.S. Export-Import Bank. The compliance agreement, among other things, requires us to adopt and maintain additional compliance procedures and allow U.S. Export-Import Bank to audit our compliance.

        In response to information provided by our employees, during 2002 and 2003 we undertook an investigation of potentially improper business conduct within our Oil, Gas and Petrochemical division. In such internal investigations, we uncovered a limited number of improper payments by some of our employees and agents in the upstream business in Africa, Central Asia, and South America, which we have voluntarily disclosed to the U.S. Department of Justice and the U.S. Securities and Exchange Commission. The payments, which violated our internal policies on business ethics, were made in order to obtain from local officials confidential information and commercial advantages, including with respect to contracts on which we were bidding. We are cooperating fully with the U.S. Department of Justice and the U.S. Securities and Exchange Commission. We have hired outside counsel and auditors (other than our auditors) to assist us in a compliance review to determine whether other instances of improper payments exist. The compliance review is being conducted jointly with the purchaser of the upstream part of the Oil, Gas and Petrochemicals business and with the purchaser's outside counsel and auditors. For further information on the sale of the upstream part of the Oil, Gas and Petrochemicals business, see "Item 5. Operating and Financial Review and Prospects—Acquisitions, Investments and Divestitures—Divestitures—Pending Divestitures" and "Item 10. Additional Information—Material Contracts—Sale Agreement for Part of the Oil, Gas and Petrochemicals Business."

        If the U.S. Department of Justice or the U.S. Securities and Exchange Commission determine that violations of law have occurred, they could seek civil or, in the case of the U.S. Department of Justice, criminal sanctions, including monetary penalties against us. We are currently not in a position to predict the final outcome of the compliance review but we expect that any civil or criminal sanctions or proceedings arising from our disclosures to the U.S. Department of Justice and the U.S. Securities and Exchange Commission will be disposed of voluntarily. We have also taken the following voluntary remedial actions: we terminated the improper payments; we have terminated contracts with an individual and companies believed to have been involved in the improper payments; we replaced senior management at the relevant subsidiary; we disciplined the responsible employees with a range of sanctions including severance of employment, loss of compensation and title, formal reprimands and ethics counseling and training; we hired outside experts to assist in the correction of our books and records to properly record the payments; and we have provided and will be providing additional ethics and compliance training.

        For a description of our involvement in asbestos litigation, see "Item 3. Risk Factors—We are subject to ongoing litigation and potentially substantial liabilities arising out of asbestos claims from discontinued operations" and "Item 5. Operating and Financial Review and Prospects—Contingencies and Retained Liabilities—Asbestos Liability."

DIVIDENDS AND DIVIDEND POLICY

        See "Item 3. Key Information—Dividends and Dividend Policy."

SIGNIFICANT CHANGES

        Except as otherwise described in this annual report, there has been no significant change in our financial position since December 31, 2003.

Item 9. The Offer and Listing

MARKETS

        The shares of ABB Ltd are principally traded on virt-x (under the symbol "ABBN") and on the Stockholm Exchange (under the symbol "ABB"). The shares are also traded on the Frankfurt Exchange and the London Stock Exchange.

        ADSs of ABB Ltd have been traded on the New York Stock Exchange under the symbol "ABB" since April 6, 2001. ABB Ltd's ADSs are issued under the Amended and Restated Deposit Agreement, dated May 7, 2001, with Citibank, N.A. as depositary. Each ADS represents one share.

TRADING HISTORY

        The table below sets forth, for the periods indicated, the reported high and low closing sale prices for the shares on virt-x and the Stockholm Exchange and for the ADSs on the New York Stock Exchange. All share prices have been adjusted to reflect the share capital increase completed in December 2003.

		virt-x(1)		Stockholm Exchange		New York Stock Exchange
		High	Low	High	Low	High		Low
		(CHF)		(SEK)		($)
Annual highs and lows
1999 (from June 28, 1999)		38.63	26.92	208.87	151.06
2000		43.24	30.10	232.43	173.22
2001		35.20	7.93	208.66	52.77	18.95	(2)	6.49	(2)
2002		14.52	1.29	91.44	8.30	11.11		1.14
2003		6.66	2.02	39.88	12.81	6.24		1.95
Quarterly highs and lows
2001	First Quarter	35.20	22.71	208.66	139.38
	Second Quarter	26.26	19.83	157.91	122.46	18.95	(2)	14.20	(2)
	Third Quarter	21.90	8.09	134.54	56.80	15.33		6.90
	Fourth Quarter	15.11	7.93	98.29	52.77	11.45		6.49
2002	First Quarter	14.52	8.73	91.44	54.78	11.11		6.60
	Second Quarter	12.50	9.64	79.36	60.83	9.77		7.84
	Third Quarter	10.87	3.86	68.48	24.57	9.07		3.40
	Fourth Quarter	4.26	1.29	26.59	8.30	3.54		1.14
2003	First Quarter	3.74	2.02	24.09	12.81	3.51		1.95
	Second Quarter	4.05	2.56	24.01	16.27	3.95		2.43
	Third Quarter	6.66	3.29	39.88	20.14	6.12		3.01
	Fourth Quarter	6.53	5.39	37.95	32.07	6.24		4.79
Monthly highs and lows
2003	October	6.27	5.39	36.90	32.07	5.98		4.97
	November	6.53	6.23	37.95	36.34	6.24		5.72
	December	6.34	5.96	36.60	34.60	6.21		4.79
2004	January	7.83	6.26	45.90	36.10	6.35		5.08
	February	7.95	7.07	46.40	41.40	6.44		5.68
	March	8.01	6.78	46.70	40.10	6.32		5.39

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

        The SWX Swiss Exchange was founded in 1993 as the successor to the local stock exchanges of Zurich, Basel and Geneva. Trading in foreign equities and derivatives began in December 1995. In August 1996, the SWX Swiss Exchange introduced full electronic trading in Swiss equities, derivatives and bonds. The aggregate value of trading activity of Swiss shares, investment funds, warrants, and bonds as well as other non-Swiss shares, warrants and bonds on the SWX Swiss Exchange and on virt-x was in excess of CHF 1,000 billion in 2003. As of December 31, 2003, the equity securities of 419 corporations, including 130 foreign corporations, were listed and traded on the SWX Swiss Exchange.

        In 2001, virt-x Exchange Limited (formerly Tradepoint Financial Networks plc), a pan-European blue chip trading platform based in London, was created as a collaboration among the SWX Swiss Exchange, the U.K.-based securities exchange TradepointFinancial Networks plc and a consortium of internationally active investment banks and financial services companies (called the TP Consortium) to provide an efficient and cost effective pan-European equities market. virt-x is a Recognized Investment Exchange supervised by the Financial Services Authority in the United Kingdom. On February 2, 2003, the SWX Swiss Exchange announced that as of January 31, 2003, it controlled 94.8% of the equity capital and voting rights of virt-x following a successful public tender offer.

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

        The Stockholm Exchange is an authorized stock exchange in accordance with the Swedish Stock Exchange and Clearing House Act (lag 1992:543 om börs-och clearingverksamhet) and is subject to regulation by the Swedish Financial Supervisory Authority. The Swedish Stock Exchange and Clearing House Act provides for the regulation and supervision of the Swedish securities markets and market participants and the Swedish Financial Supervisory Authority implements this regulation and supervision.

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

        Under the Act on Reporting Obligations for Certain Holdings of Financial Instruments (lag 2000:1087 om anmälningsskyldighet för vissa innehav av finansiella instrument), certain natural persons may have an obligation to report their shareholdings and changes in shareholdings to the Swedish Financial Supervisory Authority. The persons covered by this obligation are persons who through their position or mandate normally obtain non-public information which can be presumed to affect the price of the listed securities (so called "insider information"), such as members of the board of directors of the listed Swedish company in question, the CEO or deputy CEO. The Swedish Financial Supervisory Authority keeps an insider register containing such reported information, which is publicly available.

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

Registration Process

        The shares of ABB are registered in the account-based security system of VPC, and the register of shareholders of ABB is kept by VPC. VPC is an authorized central securities depository under the Swedish Act on Registration of Financial Instruments (lag 1998:1479 om kontoföring av finansiella instrument) and carries out, among other things, the duties of registrar for Swedish companies listed on the Stockholm Exchange.

        The VPC keeps a paperless share registration system. Share certificates in ABB are not issued. Title to shares is ensured only through registration with VPC.

        In accordance with Swedish law and practice and the regulations of VPC:

  •
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

  •
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

  •
  Specific authority to act as a nominee must be given by VPC.

  •
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

  •
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

Item 10. Additional Information

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF INCORPORATION

        This section summarizes the material provisions of ABB Ltd's articles of incorporation and the Swiss Federal Code of Obligations relating to the shares of ABB Ltd. The description is only a summary and is qualified in its entirety by ABB Ltd's articles of incorporation, a copy of which has been filed as Exhibit 1.1 to this annual report, and the commercial registry of the Canton of Zurich (Switzerland) and by Swiss statutory law.

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

        Each share carries one vote in ABB Ltd's general shareholders' meeting. Voting rights may be exercised only after a shareholder has been recorded in ABB Ltd's share register (Aktienbuch) as a shareholder with voting rights, or with VPC in Sweden, which maintains a subregister of ABB Ltd's share register. Registration with voting rights is subject to the restrictions described in "—Transfer of Shares."

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

The Ordinary Capital Increase

        On November 20, 2003, the extraordinary general meeting of shareholders resolved to increase our share capital by CHF 2,100,016,505 by issuing 840,006,602 new shares. Shareholders who did not wish to exercise their rights to subscribe for new shares could sell them. 99.4% of the rights were exercised. The shares related to unexercised rights were sold in the market and the proceeds were received by ABB. ABB's new share capital of CHF 5,100,040,085, divided into 2,040,016,034 shares, was registered in the commercial register on December 9, 2003.

The Creation of the Asbestos Shares

        Subsequent to the ordinary capital increase, in December 2003, ABB issued 30,298,913 shares out of its authorized capital for purposes of fulfilling ABB's obligations under the pre-packaged plan of reorganization of Combustion Engineering. In accordance with its then-current articles of incorporation, the pre-emptive rights of shareholders were excluded and allocated to an ABB subsidiary, which has subscribed for these shares and holds them until they will be contributed to the Asbestos PI Trust, once the pre-packaged plan of reorganization of Combustion Engineering has become effective. The new share capital of CHF 5,175,787,367.50 divided into 2,070,314,947 shares was registered in the commercial register on December 15, 2003.

Capital Structure

  Issued Shares

        ABB Ltd was incorporated with an initial share capital of CHF 100,000 divided into 10,000 fully paid registered shares with a par value of CHF 10 each. With effect as of June 28, 1999, ABB Ltd's share capital was increased to CHF 3,000,023,580 by the issuance of additional 299,992,358 registered shares with a par value of CHF 10 each. In accordance with the requirements of the Swiss Federal Code of Obligations, the following information was recorded in the commercial register in connection with the capital increase:

        (i)    that 145,807,329 registered shares with par value of CHF 10 each were issued against contribution in kind of 5,453,500 registered shares with a par value of CHF 10 each and 7,904,200 bearer shares with a par value of CHF 50 each of ABB Participation AG (formerly ABB AG) in Baden, Switzerland, as per a contribution agreement of June 26, 1999;

        (ii)    that 142,830,293 registered shares with par value of CHF 10 each were issued against contribution in kind of 651,818,826 A shares and 241,261,761 B shares of ABB Participation AB (formerly ABB AB) in Västerås, Sweden, as per a contribution agreement of June 26, 1999;

        (iii)    that pursuant to an acquisition agreement of June 26, 1999, ABB Ltd acquired 16,383,744 A shares and 28,453,689 B shares of ABB Participation AB (formerly ABB AB) in Västerås, Sweden, for the price of CHF 71,708,860; and

        (iv)    that ABB Ltd intended to acquire, after the capital increase, all shares of ABB Participation AG (formerly ABB AG) in Baden, Switzerland, which were not tendered to ABB Ltd in connection with the exchange offer of March 26, 1999 from the public shareholders or pursuant to the cancellation procedures in accordance with Article 33 of the Swiss Stock Exchange Act. See "Item 4. Information on the Company—Introduction—History of the ABB Group."

        With effect as of May 11, 2001, by way of a share split (see "—The Share Split") each registered share with par value of CHF 10 was split into four registered shares with par value of CHF 2.50 each. The share split had no effect on the total amount of ABB Ltd's share capital.

        With effect as of December 9, 2003, ABB's share capital was increased to CHF 5,100,040,085 (see "—The Ordinary Capital Increase").

        With effect as of December 15, 2003, ABB's share capital was increased to CHF 5,175,787,367.50 (see "—The Creation of the Asbestos Shares").

        The following table sets forth the changes in the issued share capital of ABB Ltd since ABB Ltd's incorporation in 1999:

Year	Transaction	Change of no. in shares	Change in share capital	Total no. of shares	Total share capital	Nominal value
			(CHF)		(CHF)	(CHF)
1999	Capital increase	299,992,358	2,999,923,580	300,002,358	3,000,023,580	10.00
2001	Share split	900,007,074	—	1,200,009,432	3,000,023,580	2.50
2003	Capital increase	840,006,602	2,100,016,505	2,040,016,034	5,100,040,085	2.50
2003	Capital increase (Asbestos shares)	30,298,913	75,747,282.50	2,070,314,947	5,175,787,367.50	2.50

        The current issued share capital of ABB Ltd (including treasury shares), as registered in the commercial register, is CHF 5,175,787,367.50 divided into 2,070,314,947 fully paid registered shares, with a par value of CHF 2.50 per share.

  Contingent Capital

        ABB Ltd's share capital may be increased in an amount not to exceed CHF 550,000,000 through the issuance of up to 220,000,000 fully paid shares with a par value of CHF 2.50 per Share (a) up to the amount of CHF 525,000,000 (equivalent to 210,000,000 shares) through the exercise of conversion rights and/or warrants granted in connection with the issuance on national or international capital markets of newly or already issued bonds or other financial market instruments by ABB Ltd or one of its group companies and (b) up to the amount of CHF 25,000,000 (equivalent to 10,000,000 shares) through the exercise of warrant rights granted to its shareholders by ABB Ltd or by one of its subsidiaries. ABB Ltd's board of directors may grant warrant rights not taken up by shareholders for other purposes in the interest of ABB Ltd.

        The preemptive rights of the shareholders are excluded in connection with the issuance of convertible or warrant-bearing bonds or other financial market instruments or the grant of warrant rights. The then-current owners of conversion rights and/or warrants will be entitled to subscribe for the new shares. The conditions of the conversion rights and/or warrants will be determined by the board of directors of ABB Ltd.

        The acquisition of shares through the exercise of conversion rights and /or warrants and each subsequent transfer of the shares will be subject to the transfer restrictions of ABB Ltd's articles of incorporation. See "—Transfer of Shares."

        In connection with the issuance of convertible or warrant-bearing bonds or other financial market instruments, the board of directors is authorized to restrict or deny the advance subscription rights of shareholders if such bonds or other financial market instruments are for the purpose of financing or refinancing the acquisition of an enterprise, parts of an enterprise, participations or new investments or an issuance on national or international capital markets. If the board of directors denies advance subscription rights, the convertible or warrant-bearing bonds or other financial market instruments will be issued at the relevant market conditions and the new shares will be issued pursuant to the relevant market conditions taking into account the share price and/or other comparable instruments having a market price. Conversion rights may be exercised during a maximum ten-year period, and warrants may be exercised during a maximum seven-year period, in each case from the date of the respective issuance. The advance subscription rights of the shareholders may be granted indirectly.

        ABB Ltd's share capital may be increased by an amount not to exceed CHF 200,000,000 through the issuance of up to 80,000,000 fully paid new shares to employees of ABB Ltd and its group companies. The preemptive and advance subscription rights of ABB Ltd's shareholders are excluded. The shares or rights to subscribe for shares will be issued to employees pursuant to one or more regulations to be issued by the board of directors, taking into account performance, functions, levels of responsibility and profitability criteria. ABB Ltd may issue shares or subscription rights to employees at a price lower than that quoted on the stock exchange. The acquisition of shares within the context of employee share ownership and each subsequent transfer of the shares will be subject to the transfer restrictions of ABB Ltd's articles of incorporation. See "—Transfer of Shares."

  Authorized Capital

        ABB Ltd's board of directors is authorized to increase ABB Ltd's share capital in an amount not to exceed CHF 174,252,717.50 through the issuance of up to 69,701,087 paid registered shares with a par value of CHF 2.50 per share by not later than May 19, 2005. Increases in partial amounts shall be permitted.

        The subscription and acquisition of the new shares, as well as each subsequent transfer of the shares, will be subject to the transfer restrictions of ABB Ltd's articles of incorporation. See "—Transfer of Shares."

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

        The board of directors is further authorized to restrict or deny the pre-emptive rights of the shareholders and to allocate such rights to third parties if the shares are to be used (a) for the acquisition of an enterprise, parts of an enterprise, participations or for new investments, or, in case of a share placement, for the financing or refinancing of such transactions, (b) for the purpose of broadening ABB Ltd's shareholder constituency in connection with a listing of shares on domestic or foreign stock exchanges or (c) for employee participation plans

Transfer of Shares

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

Shareholders' Meetings

        Under Swiss law, the annual general meeting of shareholders must be held within six months after the end of ABB Ltd's fiscal year. Annual general meetings of shareholders are convened by the board of directors, liquidators or representatives of bondholders or, if necessary, by the statutory auditors. The board of directors is further required to convene an extraordinary general meeting of shareholders if so resolved by the shareholders in a general meeting of shareholders or if so requested by one or more shareholders holding in aggregate at least 10% of ABB Ltd's nominal share capital. A general meeting of shareholders is convened by publishing a notice in the Swiss Official Gazette of Commerce (Schweizerisches Handelsamtsblatt) at least 20 days prior to the meeting date. Holders of VPC-registered shares are able to attend shareholders' meetings in respect of such shares. Notices of shareholders' meetings are published in at least three national Swedish daily newspapers, as well as on ABB Ltd's Internet website. Such notices contain information as to procedures to be followed by shareholders in order to participate and exercise voting rights at the shareholders' meetings.

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

  •
  adoption and amendment of the articles of incorporation;

  •
  election of members of the board of directors, the auditors, the group auditors and the special auditors referred to below;

  •
  approval of the annual report and the consolidated financial statements;

  •
  approval of the annual financial statements and decision on the allocation of profits shown on the balance sheet, in particular with regard to dividends;

  •
  granting discharge to the members of the board of directors and the persons entrusted with management; and

  •
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

        A resolution passed with a qualified majority of at least two-thirds of the shares represented at a shareholders' meeting is required for:

  •
  a modification of the purpose of ABB Ltd;

  •
  the creation of shares with increased voting powers;

  •
  restrictions on the transfer of registered shares and the removal of those restrictions;

  •
  restrictions on the exercise of the right to vote and the removal of those restrictions;

  •
  an authorized or conditional increase in share capital;

  •
  an increase in share capital through the conversion of capital surplus, through an in-kind contribution or in exchange for an acquisition of property, and the grant of special benefits;

  •
  the restriction or denial of preemptive rights;

  •
  a transfer of ABB Ltd's place of incorporation; and

  •
  ABB Ltd's dissolution without liquidation.

        In addition, the introduction or abolition of any provision in the articles of incorporation providing for a qualified majority must be resolved in accordance with such qualified majority voting requirements.

        At shareholders' meetings, shareholders can be represented by proxy, but only by their legal representative, another shareholder with the right to vote, a corporate body (Organvertreter), an independent proxy (unabhängiger Stimmrechtsvertreter) or a depository institution (Depotvertreter). All shares held by one shareholder may be represented by only one representative. Votes are taken on a show of hands unless a secret ballot is required by the general meeting of shareholders or the presiding officer. The presiding officer may arrange for resolutions and elections to be carried out by electronic means. As a result, resolutions and elections carried out by electronic means will be deemed to have the same effect as secret ballots. The presiding officer may at any time order that a resolution or election decided by a show of hands be repeated through a secret ballot if, in his view, the results of the vote are in doubt. In this case, the preceding decision by a show of hands shall be deemed to have not occurred.

        Only shareholders registered in ABB Ltd's share register with the right to vote are entitled to participate at shareholders' meetings. See "—Transfer of Shares." For practical reasons, shareholders must be registered in the share register with the right to vote no later than ten calendar days prior to a shareholders' meeting in order to be entitled to participate and vote at such shareholders' meeting.

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

        Payment of dividends on VPC-registered shares is administered by VPC and paid out to the holder that is registered with VPC on the record date. Through the dividend access facility, shareholders with tax residence in Sweden will be entitled to receive, through the VPC system, a dividend in Swedish kronor equivalent to the dividend paid in Swiss francs without deduction of Swiss withholding tax. For further information, see "—Taxation."

Preemptive Rights

        Shareholders of a Swiss corporation have certain preemptive rights to subscribe for new shares issued in connection with capital increases in proportion to the nominal amount of their shares held. A resolution adopted at a shareholders' meeting with a supermajority of two-thirds of the shares represented may, however, repeal, limit or suspend (or authorize the board of directors to repeal, limit or suspend) preemptive rights for cause. Cause includes an acquisition of a business or a part thereof, an acquisition of a participation in a company or the grant of shares to employees. However, based on Article 4bis para. 1 and 4 and Article 4ter para. 4 of the articles of incorporation of ABB Ltd, preemptive rights of the shareholders are excluded in connection with the issuance of convertible or warrant-bearing bonds or other financial market instruments or the grant of warrant rights or may be restricted or denied by the board of directors of ABB Ltd under certain circumstances. See "—Capital Structure—Authorized Capital."

Advance Subscription Rights

        Shareholders of a Swiss corporation may have an advance subscription right with respect to bonds and other instruments issued in connection with options or conversion rights for shares if such option or conversion rights are based on the corporation's conditional capital. However, the shareholders' meeting can, with a supermajority of two-thirds of the shares represented at the meeting, exclude or restrict (or authorize the board of directors to exclude or restrict) such advance subscription rights for cause. See "—Capital Structure—Contingent Capital."

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

        At the annual general meeting of ABB Ltd held on March 20, 2001, the shareholders approved a share repurchase in the nominal amount of CHF 60,000,000, corresponding to 6,000,000 shares (24,000,000 shares after implementation of the share split), which at such time represented approximately 2% of ABB Ltd's nominal share capital. This share repurchase took place exclusively on the SWX Swiss Exchange and was completed in May 2001. At the annual general meeting of ABB Ltd held on March 12, 2002, the shareholders took notice that such shares would not be cancelled and would become treasury shares. ABB Ltd sold 80 million treasury shares in the first quarter of 2003. In connection with the capital increase in December 2003, ABB Ltd or its subsidiaries exercised its rights in respect of the remaining 6,830,312 treasury shares and received 4,781,217 shares at the offer price of CHF 4 per share. In December 2003, ABB Ltd issued to a subsidiary 30,298,913 shares for use with the pre-packaged plan of reorganization of its U.S. subsidiary, Combustion Engineering Inc. These shares will be held as treasury shares until used in connection with the pre-packaged plan.

        ABB Ltd may make additional repurchases of shares for treasury from time to time in the future. Treasury shares are available for issuance to satisfy obligations under the management incentive plan and for other corporate purposes. As of December 31, 2003, ABB Ltd held 41,910,442 shares, directly and indirectly through subsidiaries.

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

        Under Swiss law, any surplus arising out of a liquidation of a corporation (after the settlement of all claims of all creditors) is distributed to the shareholders in proportion to the paid-up par value of shares held but this surplus is subject to Swiss withholding tax of 35% (see "—Taxation").

Disclosure of Major Shareholders

        Under the Swiss Stock Exchange Act, shareholders and groups of shareholders acting in concert who directly or indirectly acquire or sell shares of a listed Swiss corporation and thereby reach, exceed or fall below the thresholds of 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of the voting rights of the corporation must notify the corporation and the exchange(s) in Switzerland on which such shares are listed of such holdings in writing within four trading days, whether or not the voting rights can be exercised. Following receipt of such a notification, the corporation must inform the public within two trading days.

        An additional disclosure requirement exists under the Swiss Federal Code of Obligations, according to which ABB Ltd must disclose individual shareholders and groups of shareholders acting in concert and their shareholdings if they hold more than 5% of all voting rights and ABB Ltd knows or has reason to know of such major shareholders. Such disclosures must be made once a year in the notes to the financial statements as published in its annual report. For a list of our major shareholders, see "Item 7. Major Shareholders and Related Party Transactions—Major Shareholders."

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

        The recommendation concerning public offers for the acquisition of shares by the Swedish Industry and Commerce Stock Exchange Committee in 2003 (the "NBK Recommendation"), which through incorporation by reference is part of ABB Ltd's Listing Agreement of the Stockholm Exchange, contains rules on mandatory offers. In principle, if a shareholder that owns shares representing less than 40% of the votes in the target company acquires additional shares in the target company so that such shareholders' total shareholding represents 40% or more of the votes, the NBK Recommendation stipulates that a public offer (a mandatory takeover bid) must be made to acquire all the remaining shares issued by the target company. A waiver from the mandatory bid rules may, under limited circumstances, be granted by the Swedish Securities Council (Sv. Aktiemarknadsnämnden). If no waiver is granted, the mandatory takeover bid must be made pursuant to the procedural rules set forth in the NBK Recommendation.

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

Directors and Officers

        For further information regarding the material provisions of ABB Ltd's articles of incorporation and the Swiss Federal Code of Obligations regarding directors and officers, see "Item 6. Directors, Senior Management and Employees—Corporate Governance—Duties of Directors and Officers."

Auditors

        The auditors are subject to confirmation by the shareholders at the annual general meeting on an annual basis. Ernst & Young Ltd, with its registered head office at Bleicherweg 21, CH-8002 Zurich, Switzerland, has been the independent auditor of ABB Ltd and the ABB Group for the years ended December 31, 2001, 2002 and 2003.

        OBT AG, with its registered office at Hardturmstrasse 120, CH-8005 Zurich, Switzerland, has been the special auditor to issue special review reports required in connection with capital increases (if any) for the years ended December 31, 2001, 2002 and 2003. The special auditors are subject to confirmation by the shareholders at the annual general meeting on an annual basis.

        Ernst & Young Ltd assumed the existing auditing mandate as auditor of the ABB Group in 1994. The head auditor responsible for the mandate, Mr. Charles Barone, began serving in this function in May 2003.

        Ernst & Young Ltd periodically reads the approved minutes of meetings of our board of directors. Ernst & Young Ltd is present at the finance and audit committee meetings where audit planning is discussed and the results of our internal audit department's audit procedures are presented. Ernst & Young Ltd also periodically meets with the finance and audit committee to discuss the results of its audit procedures.

        See "Item 16C. Principal Accountant Fees and Services" for information regarding the fees paid to Ernst & Young Ltd.

MATERIAL CONTRACTS

        The following descriptions of the material provisions of the referenced agreements do not purport to be complete and are subject to, and qualified in their entirety by reference to, the agreements which have been filed as exhibits to this annual report.

Revolving Credit Facility

        On November 17, 2003, we entered into a $1 billion credit facility. For a description of the facility, see "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities" and Note 15 to the Consolidated Financial Statements. See also Exhibit 4.3 to this annual report.

Sale Agreement for Structured Finance Business

        Pursuant to an agreement dated September 4, 2002 between ABB Financial Services B.V., General Electric Capital Corporation ("GE Capital") and ABB Ltd, as amended and restated by an agreement dated November 29, 2002, we sold most of our structured finance business, including our project finance, export and trade finance and leasing and similar businesses. The cash consideration for the sale was approximately $2,000 million.

        The business was sold with the benefit of customary warranties, covenants and indemnities in addition to those described herein. We agreed to indemnify GE Capital with respect to certain intra-group guarantees granted by ABB entities for the benefit of certain businesses sold to GE Capital, and this indemnity is supported by letters of credit provided by one or more banks. As of December 31, 2003, the aggregate outstanding value of these letters of credit totaled approximately $128 million.

        With respect to certain specified receivables (with a value of approximately $17 million as of December 31, 2003) sold in the transaction, GE Capital agreed to make payments to us if the amount recovered by GE Capital in respect of those receivables exceeded the recovery amount projected by GE Capital. In addition, certain other designated assets were acquired by GE Capital with the understanding that third-party purchasers would be sought for such assets. We have repurchased certain of these assets for an aggregate consideration of approximately $28 million. Letters of credit supporting our obligations to repurchase certain assets have expired without any amounts thereunder having been claimed.

        See Exhibits 4.4 and 4.5 to this annual report and Note 3 to our Consolidated Financial Statements.

ALSTOM Settlement

        Pursuant to a Share Purchase and Settlement Agreement, dated as of March 31, 2000, among ABB Ltd, ALSTOM and ABB ALSTOM POWER, as amended by the Amendment to Share Purchase and Settlement Agreement, dated as of May 11, 2000 (which we refer to collectively as the Settlement Agreement), ALSTOM purchased our 50% interest in the joint venture ABB ALSTOM POWER for a cash payment of €1.25 billion. The Settlement Agreement provided for the termination of various joint venture agreements, the execution of various releases, the settlement of certain disputed items in relation to the joint venture, the unwinding of various financial arrangements between ABB ALSTOM POWER and the ABB Group, the prospective transfer to the joint venture of various assets and liabilities required to have been transferred to the joint venture under the original joint venture agreements, the transfer to us of certain subsidiaries of the joint venture, various payments among members of the ALSTOM group and the ABB Group in connection with the foregoing transactions (separate from the purchase price mentioned above), indemnification and the execution of various ancillary documents. The transaction was consummated on May 11, 2000. See Exhibit 4.1 to this annual report.

Sale Agreement for Nuclear Business

        On December 21, 1999, our subsidiary, ABB Handels-Und Verwaltungs AG, entered into an agreement to sell our nuclear business to BNFL for $485 million. Under the agreement, we have undertaken not to compete with the divested business during a seven-year period ending April 28, 2007. We have agreed to indemnify BNFL against, among other things, certain environmental and other liabilities arising from specific sites operated by the nuclear business and certain tax liabilities of the nuclear business. These potential liabilities are described in "Item 3. Key Information—Risk Factors" and "Item 5. Operating and Financial Review and Prospects—Contingencies and Retained Liabilities—Environmental." The transaction was consummated on April 28, 2000. See Exhibit 4.2 to this annual report.

Sale Agreement for Part of the Oil, Gas and Petrochemicals Business

        On January 16, 2004 we announced that our subsidiary, ABB Handels-Und Verwaltungs AG, had entered into an agreement to sell the upstream part of our Oil, Gas and Petrochemicals business to Laradew Limited, a new company formed by a private equity consortium consisting of Candover Partners, JP Morgan Partners and 3i Group. The sale includes our U.S.-based Vetco Gray unit and our Norway-based Offshore Systems business. The initial purchase consideration for the business (including the consideration for our separate agreement not to compete with the business for a period of three years) is $925 million. We may receive additional consideration of up to $50 million based on the financial performance of the business in 2004. The sale is expected to close by mid-year 2004, pending receipt of customary regulatory approvals and satisfaction of closing conditions, including the satisfactory completion and disposition of compliance matters under review. For further information on these compliance matters, see "Item 8. Financial Information—Legal Proceedings." As part of the sale we have agreed, among other things, to terminate certain securitization programs and operational leases, to indemnify the purchaser against certain pre-existing environmental and tax liabilities, to reimburse the purchaser against financial losses that may be incurred on certain ongoing projects of the business, to reimburse the purchaser for certain unfunded benefit liabilities and to indemnify the purchaser from liabilities that might arise out of matters revealed by the compliance review. See Exhibit 4.6 to this annual report.

Sale Agreement for the Sale of the Global Reinsurance and Insurance Businesses

        On December 8, 2003, our subsidiary ABB Holding AG (which in December 2003 was merged into ABB Asea Brown Boveri Ltd) entered into an agreement to sell the global reinsurance and insurance businesses which we have operated through the Sirius group of companies to a subsidiary of White Mountains Insurance Group ("WMI") for an initial purchase consideration of SEK 3.22 billion (approximately $425 million). The transaction is expected to close in the second quarter of 2004 and is subject to regulatory approvals and other customary closing conditions. As part of the sale we have undertaken to indemnify WMI, among other things, for potential losses in excess of reserves established in the 2003 financial accounts relating to the future final settlement of certain disputes as well as potential losses arising from certain guarantees issued by the Sirius business. See Exhibit 4.7 to this annual report.

EXCHANGE CONTROLS

        Other than in connection with government sanctions imposed on Yugoslavia, Myanmar, Zimbabwe and persons and organizations with connection to Osama bin Laden, the "al Qaeda" group or the Taliban, there are currently no laws, decrees or regulations in Switzerland that restrict the export or import of capital, including, but not limited to, Swiss foreign exchange controls on payment of dividends, interest or liquidation proceeds, if any, to non-Swiss resident holders of shares. In addition, there are no limitations imposed by Swiss law or our articles of incorporation on the rights of non-Swiss residents or non-Swiss citizens to hold or vote our shares.

TAXATION

        The following is a summary of the material Swiss and United States federal income tax consequences of the purchase, ownership and disposition of our shares or ADSs.

Swiss Taxation

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

  Stamp Duties upon Transfer of Securities

        The sale of shares or ADSs, whether by Swiss resident or non-resident holders, may be subject to a Swiss securities transfer stamp duty of up to 0.15% calculated on the sale proceeds if it occurs through or with a Swiss bank or other Swiss securities dealer as defined in the Swiss Federal Stamp Tax Act. In addition to the stamp duty, the sale of shares or ADSs by or through a member of the SWX Swiss Exchange may be subject to a stock exchange levy.

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

  •
  a citizen or resident of the United States;

  •
  a corporation created or organized in or under the laws of the United States or any state, including the District of Columbia;

  •
  an estate if its income is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust if such trust validly has elected to be treated as a U.S. person for U.S. federal income tax purposes or if (1) a U.S. court can exercise primary supervision over its administration and (2) one or more U.S. persons have the authority to control all of its substantial decisions.

        If a partnership (including any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of shares or ADSs the treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership that holds shares or ADSs you should consult your tax advisor.

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

  Distributions

        Subject to the discussion below under "—Passive Foreign Investment Company Considerations," if you are a U.S. holder, for U.S. federal income tax purposes, the gross amount of any distribution (other than certain distributions, if any, of shares distributed to all shareholders of

ABB, including holders of ADSs) made to you with respect to shares or ADSs, including the amount of any Swiss taxes withheld from the distribution, will constitute dividends to the extent of ABB's current and accumulated earnings and profits (as determined under U.S. federal income tax principles). Subject to the discussion below under "—Passive Foreign Investment Company Considerations," non-corporate U.S. Holders generally will be taxed on such distributions at the lower rates applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) with respect to taxable years beginning on or before December 31, 2008. These dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. Subject to the discussion below under "—Passive Foreign Investment Company Considerations," if distributions with respect to shares or ADSs exceed ABB's current and accumulated earnings and profits as determined under U.S. federal income tax principles, the excess would be treated first as a tax-free return of capital to the extent of your adjusted tax basis in the shares or ADSs. Any amount in excess of the amount of the dividend and the return of capital would be treated as capital gain. ABB does not maintain calculations of its earnings and profits under U.S. federal income tax principles.

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

        If you are a U.S. holder, you will have a basis in any Swiss francs received as a refund of Swiss withholding taxes equal to a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt of the dividend on which the tax was withheld. (See "—Swiss Taxation—Obtaining a Refund of Swiss Withholding Tax for U.S. Residents" above.)

        If you are a U.S. holder, dividends received by you with respect to shares or ADSs will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Swiss tax withheld on dividends may be deducted from your taxable income or credited against your United States federal income tax liability. However, to the extent that you are a U.S. holder and would be entitled to a refund of Swiss withholding taxes pursuant to the U.S.—Switzerland tax treaty, you may not be eligible for a United States foreign tax credit with respect to the amount of such withholding taxes which may be refunded, even if you fail to claim such refund. See "—Swiss Taxation—Obtaining a Refund of Swiss Withholding Tax for U.S. Residents." The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by ABB generally will constitute passive income, or, in the case of certain U.S. holders, financial services income. The rules relating to the determination of the U.S. foreign tax credit are complex, and, if you are a U.S. holder, you should consult your tax advisor to determine whether and to what extent you would be entitled to this credit.

        Subject to the discussion below under "—Backup Withholding and Information Reporting," if you are a non-U.S. holder of shares or ADSs, you generally will not be subject to U.S. federal income or withholding tax on dividends received on shares or ADSs, unless the dividends are effectively connected with the conduct by you of a trade or business in the United States, or the dividends are attributable to a permanent establishment or fixed base that is maintained in the United States if that is required by an applicable income tax treaty as a condition for subjecting a non-U.S. holder to U.S. taxation on a net income basis. In such cases, you will be taxed in the same manner as a U.S. holder. Moreover, if you are a corporate non-U.S. holder, you may be subject, under certain circumstances, to an additional branch profits tax on any effectively connected dividends at a 30% rate, or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

  Sale or Exchange of Shares or ADSs

        Subject to the discussion below under "—Passive Foreign Investment Company Considerations," if you are a U.S. holder that holds shares or ADSs as capital assets, you generally will recognize capital gain or loss for U.S. federal income tax purposes upon a sale or exchange of your shares or ADSs in an amount equal to the difference between your adjusted tax basis in the shares or ADSs and the amount realized on their disposition. If you are a noncorporate U.S. holder, the maximum marginal U.S. federal income tax rate applicable to the gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income (other than certain dividends) if your holding period for the shares or ADSs exceeds one year (i.e., long-term capital gains). If you are a U.S. holder, the gain or loss, if any, recognized by you generally will be treated as U.S. source income or loss, as the case may be, for U.S. foreign tax credit purposes. Certain limitations exist on the deductibility of capital losses for U.S. federal income tax purposes.

        If you are a U.S. holder and you receive any foreign currency on the sale of shares or ADSs, you may recognize U.S. source ordinary income or loss as a result of currency fluctuations between the date of the sale of the shares or ADS, as the case may be, and the date the sales proceeds are converted into U.S. dollars.

        Subject to the discussion below under "—Backup Withholding and Information Reporting," if you are a non-U.S. holder of shares or ADSs, you generally will not be subject to U.S. federal income or withholding tax on gain realized on the sale or exchange of your shares or ADSs unless (1) the gain is effectively connected with the conduct by you of a trade or business in the United States, or the gain is attributable to a permanent establishment or fixed base that is maintained in the United States if that is required by an applicable income tax treaty as a condition for subjecting a non-U.S. holder to U.S. taxation on a net income basis, or (2) if you are an individual non-U.S. holder, you are present in the United States for 183 days or more in the taxable year of the sale or exchange and certain other conditions are met. Moreover, if you are a corporate non-U.S. holder, you may be subject, under certain circumstances, to an additional branch profits tax on any effectively connected gains at a 30% rate, or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

  Passive Foreign Investment Company Considerations

        A non-U.S. corporation will be classified as a "passive foreign investment company," or a PFIC, for United States federal income tax purposes in any taxable year in which, after applying certain look-through rules, either

  •
  at least 75% of its gross income is "passive income"; or

  •
  at least 50%, on average, of the gross value of its assets is attributable to assets that produce "passive income" or are held for the production of passive income.

        Passive income for this purpose generally includes dividends, interest, certain royalties, certain rents and gains from commodities and securities transactions.

        Based on certain estimates of its gross income and gross assets and the nature of its business, ABB believes that it will not be classified as a PFIC for the taxable year ending December 31, 2003. ABB's status in future years will depend on its assets and activities in those years. ABB has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC. If ABB were a PFIC, and you are a U.S. holder, you generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, your shares or ADSs, including the denial of the taxation of certain dividends at the lower rates applicable to long-term capital gains (as discussed above in "—Distributions").

        If ABB were a PFIC, you may be able to make a variety of elections which might alleviate certain of the tax consequences referred to above. However, it is expected that the conditions necessary for making such elections will not be present in the case of shares or ADSs. You should consult your own tax advisor regarding the tax consequences that would arise if ABB were treated as a PFIC.

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

        A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, shares or ADSs within the United States to you, unless you are an exempt recipient, if you fail to furnish your correct taxpayer identification number or otherwise fail to establish an exception from backup withholding tax requirements or otherwise fail to establish an exception from backup withholding. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the U.S. Internal Revenue Service. The backup withholding tax rate is 28% for years 2004 through 2010.

        In the case of payments made within the United States to a foreign simple trust, foreign grantor trust, or foreign partnership (other than payments to a foreign simple trust, foreign grantor trust, or foreign partnership that qualifies as a withholding foreign trust or withholding foreign partnership within the meaning of the applicable U.S. Treasury Regulations and payments to a foreign simple trust, foreign grantor trust, or foreign partnership that are effectively connected with the conduct of a trade or business in the United States), the beneficiaries of the foreign simple trust, the persons treated as the owners of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, if you are a non-U.S. holder, a payor may rely on a certification provided by you only if the payor does not have actual knowledge or a reason to know that any information or certification stated in the certificate is incorrect.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Market Risk Disclosure

        The continuously evolving financial markets and the dynamic business environment expose us to changes in foreign exchange, interest rate and other market price risks. We have developed and implemented comprehensive policies, procedures, and controls to identify, mitigate, and monitor financial risk on a firm-wide basis. To efficiently aggregate and manage financial risk that could impact our financial performance, we operate a Group Treasury function. Our Group Treasury function provides an efficient source of liquidity, financing, risk management, and other global financial services to our group companies. The Group does not permit proprietary trading activities. The market risk management activities are focused on mitigating material financial risks resulting from our global operating and financing activities.

        The Group Treasury function maintains risk management control systems to monitor foreign exchange and interest rate risks and exposures arising from our underlying business, as well as the associated hedge positions. Such exposures are governed by written policies. Financial risks are monitored using a number of analytical techniques including market value and sensitivity analysis. The following quantitative analyses are based on sensitivity analysis tests, which assume parallel shifts of interest rate yield curves, and foreign exchange rates and equity prices.

Currency Fluctuations and Foreign Exchange Risk

        It is our policy to identify and manage all transactional foreign exchange exposures to minimize risk. With the exception of certain financing subsidiaries, and to the extent certain operating subsidiaries are domiciled in high inflation environments, the functional currency of each of our companies is considered to be its local currency. Our policies require our subsidiaries to hedge all contracted foreign exchange exposures, as well as a portion of their forecast exposures, against their local currency. These transactions are undertaken mainly with our Group Treasury function.

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

        Our operating companies are responsible for identifying their foreign currency exposures and entering into intercompany hedge contracts with the Group Treasury function, where legally possible, or external transactions to hedge this risk. The intercompany transactions have the effect of transferring the operating companies' currency risk to the Group Treasury function, but create no additional market risk to our consolidated results. The Group Treasury function then manages this risk by entering into offsetting transactions with third party financial institutions. According to our policy, material net currency exposures are hedged. Exposures are primarily hedged with forward foreign exchange contracts. The majority of the foreign exchange hedge instruments have, on average, a maturity of less than twelve months. The Group Treasury function also hedges currency risks associated with their financing of other ABB companies. For certain non-U.S. dollar denominated borrowings, we use cross currency swaps to hedge the currency risk and effectively convert the borrowings into U.S. dollar obligations. These swap contracts have maturity dates that exactly match the associated borrowings.

        As of December 31, 2003 and December 31, 2002, the net fair value of financial instruments with exposure to foreign currency rate movements was $164 million and $205 million, respectively.

The potential loss in fair value of such financial instruments from a hypothetical 10% move in foreign exchange rates against our position would be approximately $91 million and $179 million for December 31, 2003 and December 21, 2002, respectively. The analysis reflects the aggregate adverse foreign exchange impact associated with transaction exposures, as well as translation exposures where appropriate. Our sensitivity analysis assumes a simultaneous shift in exchange rates against our positions exposed to foreign exchange risk and as such assumes an unlikely adverse case scenario. Exchange rates rarely move in the same direction. Therefore, the assumption of a simultaneous shift may overstate the impact of changing rates on assets and liabilities denominated in foreign currencies. The underlying trade-related transaction exposures of the industrial companies are not included in the quantitative analysis. This represents a material limitation of the quantitative risk analysis. If these underlying transaction exposures were included, they would tend to have an offsetting effect on the potential loss in fair value detailed above.

Interest Rate Risk

        We are exposed to interest rate risk due to our financing, investing, and liquidity management activities. Our operating companies primarily invest excess cash with and receive funding from our Group Treasury function on an arm's length basis. It is our policy that the primary third-party funding and investing activities, as well as the monitoring and management of the resulting interest rate risk, are the responsibility of the Group Treasury function. The Group Treasury function adjusts the duration of the overall funding portfolio through derivative instruments in order to better match underlying assets and liabilities, as well as minimize the cost of capital. As of December 31, 2003 and December 31, 2002, the net fair value of interest rate instruments was $(865) million and $(2,430) million, respectively. The potential loss in fair value for such financial instruments from a hypothetical 100 basis point parallel shift in interest rates against ABB's position (or a multiple of 100 basis points where 100 basis points is less than 10% of the applicable interest rate) would be approximately $130 million and $49 million for December 31, 2003 and December 31, 2002, respectively.

        Leases are not included as part of the sensitivity analysis. This represents a limitation of the analysis. While sensitivity analysis includes the interest rate sensitivity of the funding of the lease portfolio, a corresponding change in the lease portfolio was not considered in the sensitivity model.

Equity Risk

        We are exposed to equity risk primarily due to the equity conversion option feature (the right to convert the bonds into shares of ABB Ltd) of the $968 million convertible bonds due 2007. Our shares are denominated in Swiss francs, while the bonds are denominated in U.S. dollars. Under SFAS 133, the equity conversion option must be accounted for as a derivative and the changes in its fair value are recorded through current earnings. As of December 31, 2003, the fair value of this option was $45 million. An increase in the ABB Ltd share price by 10% would result in an adverse impact on earnings of $15 million. As of December 31, 2002 both the fair value of the option and the earnings risk were considered immaterial.

        In addition, certain ABB entities have equity investments that expose the Group to equity price risk. As of December 31, 2003, the net fair value of equity risk sensitive instruments was $477 million. The potential loss in fair value of such financial instruments from a hypothetical 10% move in equity prices against our position would be approximately $48 million. The equity risk of these instruments as of December 31, 2002 was considered to be immaterial.

Item 12. Description of Securities Other than Equity Securities

        Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

        Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not applicable.

Item 15. Controls and Procedures

        Our disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed in this annual report is recorded, processed, summarized and reported on a timely basis. Our chief executive officer, Jürgen Dormann, and our chief financial officer, Peter Voser, with the participation of our key corporate senior management and management of all key Group functions, performed an evaluation of our disclosure controls and procedures as of December 31, 2003. Based on that evaluation, they concluded that our disclosure controls and procedures were effective as of December 31, 2003 to achieve their intended objectives.

        There have not been any changes in our internal control over financial reporting during the year ended December 31, 2003 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

        Our board of directors has determined that Mr. Bernd W. Voss is an audit committee financial expert.

Item 16B. Code of Ethics

        Our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions are bound to adhere to our code on business ethics, which applies to all employees of all companies in the ABB Group. Our code of business ethics is accessible on our web site at www.abb.com/about.

Item 16C. Principal Accountant Fees and Services

  Audit Fees

        We paid to Ernst & Young approximately $21 million and $12 million in 2003 and 2002, respectively, for audit fees. Audit fees include the standard audit work performed each fiscal year necessary to allow the auditor to issue an opinion on our consolidated financial statements and to issue an opinion on the local statutory financial statements of ABB Ltd and its subsidiaries. Audit fees also include services that can be provided only by the group auditor such as assistance with the application of new accounting policies, pre-issuance reviews of quarterly financial results and comfort letters delivered to underwriters in connection with debt and equity offerings.

  Audit-Related Fees

        We paid to Ernst & Young approximately $11 million and $16 million in 2003 and 2002, respectively, for audit-related fees, consisting primarily of accounting consultations and audits in connection with divestments, audits of pension and benefit plans and accounting advisory services.

  Tax Fees

        We paid to Ernst & Young approximately $2 million and $1 million in 2003 and 2002, respectively, for tax fees, representing tax compliance fees as well as tax advice and planning fees.

  All Other Fees

        ABB paid to Ernst & Young approximately $0.4 million and $0.5 million in 2003 and 2002, respectively, relating to other services not included in the above three categories of fees.

        In accordance with the requirements of the U.S. Sarbanes-Oxley Act of 2002 and rules issued by the Securities and Exchange Commission, we introduced a procedure for the review and pre-approval of any services performed by Ernst & Young. The procedure requires that all proposed engagements of Ernst & Young for audit and permitted non-audit services are submitted to the finance and audit committee for approval prior to the beginning of any such services.

PART III

Item 17. Financial Statements

        We have elected to provide financial statements and the related information pursuant to Item 18.

Item 18. Financial Statements

        See pages F-1 to F-84 and pages S-1 to S-2, which are incorporated herein by reference.

  (a)
  Independent Auditors' Reports.

  (b)
  Consolidated Income Statements for the years ended December 31, 2003, 2002 and 2001.

  (c)
  Consolidated Balance Sheets as of December 31, 2003 and 2002.

  (d)
  Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001.

  (e)
  Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2003, 2002 and 2001.

  (f)
  Notes to Consolidated Financial Statements.

  (g)
  Independent Auditors' Reports on Financial Statement Schedule.

  (h)
  Schedule II—Valuation and Qualifying Accounts.

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
2.4
Supplemental Fiscal Agency Agreement, dated June 11, 2002, between ABB International Finance Limited, ABB Finance Inc. and ABB Capital B.V., Banque Generale du Luxembourg S.A., JPMorgan Chase and Banque Meespierson BGL S.A.
2.5
Second Supplemental Fiscal Agency Agreement, dated November 11, 2003, between ABB International Finance Limited, ABB Finance Inc., ABB Capital B.V., Banque Generale du Luxembourg S.A., JPMorgan Chase Bank and Banque Meespierson BGL S.A.
2.6	EMTN Deed of Covenant, dated March 10, 1993, by ABB International Finance N.V. Incorporated by reference to Exhibit 2.4 to the Annual Report on Form 20-F filed by ABB Ltd on June 27, 2002.
2.7	EMTN Deed of Covenant, dated March 10, 1993, by ABB Finance Inc. Incorporated by reference to Exhibit 2.5 to the Annual Report on Form 20-F filed by ABB Ltd on June 27, 2002.
2.8	EMTN Deed of Covenant, dated March 10, 1993, by ABB Capital B.V. Incorporated by reference to Exhibit 2.6 to the Annual Report on Form 20-F filed by ABB Ltd on June 27, 2002.

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
4.3	$1,000,000,000 Multicurrency Revolving Credit Agreement, dated November 17, 2003.

4.4
Sale and Purchase Agreement, dated 4 September 2002, between ABB Financial Services B.V., General Electric Capital Corporation and ABB Ltd. Incorporated by reference to Exhibit 4.5 to the Annual Report on Form 20-F filed by ABB on June 30, 2003.
4.5
Amendment Agreement, dated 29 November 2002, between ABB Financial Services B.V., General Electric Capital Corporation and ABB Ltd. Incorporated by reference to Exhibit 4.6 to the Annual Report on Form 20-F filed by ABB on June 30, 2003.
4.6	Stock and Asset Purchase Agreement, dated January 16, 2004, between ABB Handels-und Verwaltungs AG and Laradew Limited.
4.7	Purchase Agreement, dated as of December 8, 2003, between ABB Holding AG, Zurich, and Lagrummet December NR 919 AB (under change of name to "Fund American Holdings AB").
4.8	Employment Agreement of Jürgen Dormann, dated December 5, 2002. Incorporated by reference to Exhibit 4.7 to the Annual Report on Form 20-F filed by ABB on June 30, 2003.
4.9	Employment Agreement of Peter Voser, dated November 21, 2001. Incorporated by reference to Exhibit 4.8 to the Annual Report on Form 20-F filed by ABB on June 30, 2003.
4.10	Employment Agreement of Dinesh Paliwal, dated as of February 21, 2003. Incorporated by reference to Exhibit 4.9 to the Annual Report on Form 20-F filed by ABB on June 30, 2003.
4.11	Employment Agreement of Peter Smits, dated November 1, 2001. Incorporated by reference to Exhibit 4.10 to the Annual Report on Form 20-F filed by ABB on June 30, 2003.
4.12	Employment Agreement of Gary Steel, dated August 27, 2002. Incorporated by reference to Exhibit 4.11 to the Annual Report on Form 20-F filed by ABB on June 30, 2003.
8.1	Subsidiaries of ABB Ltd as of March 31, 2004.
12.1	Certification of the chief executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the chief financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by the chief executive officer of ABB Ltd pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
13.2	Certification by the chief financial officer of ABB Ltd pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

*
This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-74551.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ABB LTD
By:	/s/ PETER VOSER
	Name:	Peter Voser
	Title:	Executive Vice President and Chief Financial Officer
By:	/s/ HANS ENHÖRNING
	Name:	Hans Enhörning
	Title:	Group Vice President

Date: April 9, 2004

ABB Ltd
Index to Consolidated Financial Statements and Schedules

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders of ABB Ltd:

        We have audited the accompanying consolidated balance sheets of ABB Ltd as of December 31, 2003 and 2002, and the related consolidated income statements, statements of cash flows and statements of changes in stockholders' equity for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Jorf Lasfar Energy Company, a corporation in which the Company has a 50% interest, (the Company's equity in Jorf Lasfar Energy Company's net income is stated at $60 million in 2003, $66 million in 2002 and $81 million in 2001); we did not audit the 2002 and 2001 consolidated financial statements of ABB Holdings Inc., a wholly-owned subsidiary, which statements reflect total assets constituting 15% in 2002 and total revenues constituting 14% in 2002 and 11% in 2001 of the related consolidated totals; we did not audit the 2002 and 2001 consolidated financial statements of Swedish Export Credit Corporation, a corporation in which the Company had a 35% interest, (the Company's equity in Swedish Export Credit Corporation's consolidated net income (loss) is stated at $89 million in 2002 and $(11) million in 2001); and we did not audit the 2001 financial statements of Scandinavian Reinsurance Company Limited, a wholly-owned subsidiary, which statements reflect total losses of $(346) million reflected as a component of the Company's 2001 loss from discontinued operations. Those statements were audited by other auditors whose reports have been furnished to us. Our opinion, insofar as it relates to amounts included for those companies and their subsidiaries, is based solely on the reports of the other auditors.

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

        In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ABB Ltd at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

        As discussed in Note 2 to the consolidated financial statements, in 2003 the Company changed its method of consolidation relating to variable interest entities. As also discussed in Note 2, in 2002 the Company changed its method of accounting for goodwill acquired in business combinations and it also adopted new criteria for classification of items accounted for as discontinued operations, resulting in reclassifications in all periods presented of items meeting the discontinued operations criteria after January 1, 2002. Additionally, as also discussed in Note 2, in 2001 the Company changed its method of accounting for derivative financial instruments.

/s/ERNST & YOUNG LTD
Zurich, Switzerland
February 18, 2004,
except for Note 27, as to which the date is April 5, 2004

REPORT OF INDEPENDENT AUDITORS

To the Management Committee
and Stockholders of Jorf Lasfar
Energy Company S.C.A.

        We have audited the accompanying balance sheets of Jorf Lasfar Energy Company S.C.A. (the "Company") as of December 31, 2003, 2002 and 2001, and the related statements of income, of stockholders' equity and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jorf Lasfar Energy Company S.C.A. at December 31, 2003, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ PRICE WATERHOUSE

Casablanca, Morocco,
February 10, 2004

INDEPENDENT AUDITORS' REPORT

The Board of Directors
ABB Holdings Inc.:

        We have audited the consolidated balance sheet of ABB Holdings Inc. and subsidiaries (a direct wholly-owned subsidiary of ABB Asea Brown Boveri Ltd.) as of December 31, 2002, and the related consolidated statements of operations, stockholder's equity, and cash flows for each of the years in the two-year period ended December 31, 2002 (not presented separately herein). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ABB Holdings Inc. and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

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

        As discussed in Note 2 to the consolidated financial statements, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002.

/s/ KPMG LLP

Stamford, Connecticut
April 21, 2003

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
AB Svensk Exportkredit:

        We have audited the accompanying consolidated and parent company balance sheets of AB Svensk Exportkredit (Swedish Export Credit Corporation) (the "Company") as of December 31, 2002, and the related consolidated and parent company statements of income and of cash flows for each of the two years in the period ended December 31, 2002 (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the consolidated and parent company financial statements referred to above present fairly, in all material respects, the respective financial position of the Company at December 31, 2002, and the respective results of operations and of cash flows for each of the two years in the period ended December 31, 2002, in conformity with generally accepted accounting principles in Sweden.

        Accounting principles generally accepted in Sweden vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected consolidated results of operations for each of the two years in the period ended December 31, 2002 and consolidated shareholders' funds as of December 31, 2002, to the extent summarized in Note 33 to the consolidated financial statements (not presented separately herein). As more fully described in Note 33 to the consolidated financial statements, the originally reported amount of net income for the year ended December 31, 2001 under U.S GAAP has been restated (not presented separately herein).

KPMG
By	/s/ Anders Liner Anders Liner Authorized Public Accountant

Stockholm, Sweden
February 20, 2003 except Note 32 and
Note 33, which are as of March 31, 2003

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Scandinavian Reinsurance Company Limited:

        We have audited the statements of loss and comprehensive loss, changes in shareholder's deficit and cash flows of Scandinavian Reinsurance Company Limited for the year ended December 31, 2001 (not presented separately herein) before the reclassifications that were applied to reclassify amounts related to discontinued operations. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

        In our opinion, the financial statements (before the reclassifications that were applied to reclassify amounts related to discontinued operations) referred to above present fairly, in all material respects, the results of operations and cash flows of Scandinavian Reinsurance Company Limited for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

        The Company restated retained earnings at the beginning of the current year to reflect the change discussed in Note 2(d) to the financial statements (not presented separately herein).

/s/ KPMG

Chartered Accountants
Hamilton, Bermuda
January 31, 2002

ABB Ltd
Consolidated Income Statements
for the years ended December 31, 2003, 2002 and 2001

	Year ended December 31,
	2003	2002	2001
	(in millions, except per share data)
Revenues	$18,795	$17,466	$18,334
Cost of sales	(14,080)	(13,067)	(13,539)

Gross profit	4,715	4,399	4,795
Selling, general and administrative expenses	(3,830)	(3,954)	(3,929)
Amortization expense	(40)	(41)	(188)
Other income (expense), net	(189)	(58)	(161)

Earnings before interest and taxes	656	346	517
Interest and dividend income	144	189	348
Interest and other finance expense	(554)	(315)	(571)

Income from continuing operations before taxes and minority interest	246	220	294
Provision for taxes	(78)	(74)	(87)
Minority interest	(82)	(71)	(36)

Income from continuing operations	86	75	171
Loss from discontinued operations, net of tax	(853)	(858)	(837)
Cumulative effect of change in accounting principles (SFAS 133), net of tax	—	—	(63)

Net loss	$(767)	$(783)	$(729)

Basic earnings (loss) per share:
Income from continuing operations	$0.07	$0.07	$0.15
Net loss	$(0.63)	$(0.70)	$(0.64)
Diluted earnings (loss) per share:
Income (loss) from continuing operations	$0.07	$(0.10)	$0.15
Net loss	$(0.63)	$(0.83)	$(0.64)

See accompanying Notes to the Consolidated Financial Statements.

ABB Ltd
Consolidated Balance Sheets
as of December 31, 2003 and 2002

	December 31,
	2003	2002
	(in millions, except share data)
Cash and equivalents	$4,669	$2,336
Marketable securities	473	589
Receivables, net	5,337	5,134
Inventories, net	2,605	2,261
Prepaid expenses and other	2,002	2,628
Assets held for sale and in discontinued operations	6,427	7,499

Total current assets	21,513	20,447
Financing receivables, non-current	1,330	1,605
Property, plant and equipment, net	2,840	2,701
Goodwill	2,331	2,221
Other intangible assets, net	549	587
Prepaid pension and other employee benefits	524	537
Investments and other	1,326	1,435

Total assets	$30,413	$29,533

Accounts payable, trade	$2,981	$2,729
Accounts payable, other	1,394	1,390
Short-term borrowings and current maturities of long-term borrowings	1,597	2,570
Accrued liabilities and other	5,140	6,135
Liabilities held for sale and in discontinued operations	5,100	5,966

Total current liabilities	16,212	18,790
Long-term borrowings	6,290	5,358
Pension and other employee benefits	1,794	1,619
Deferred taxes	969	911
Other liabilities	1,837	1,584

Total liabilities	27,102	28,262
Minority interest	285	258
Stockholders' equity:
Capital stock and additional paid-in capital	3,067	2,027
Retained earnings	1,847	2,614
Accumulated other comprehensive loss	(1,750)	(1,878)
Less: Treasury stock, at cost (11,611,529 and 86,830,312 shares at December 31, 2003 and 2002, respectively)	(138)	(1,750)

Total stockholders' equity	3,026	1,013

Total liabilities and stockholders' equity	$30,413	$29,533

See accompanying Notes to the Consolidated Financial Statements.

ABB Ltd
Consolidated Statements of Cash Flows
for the years ended December 31, 2003, 2002 and 2001

	Year ended December 31,
	2003	2002	2001
	(in millions)
Operating activities
Net loss	$(767)	$(783)	$(729)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	585	611	787
Provisions	(726)	(131)	1,146
Pension and post-retirement benefits	21	37	1
Deferred taxes	50	(140)	(89)
Net gain from sale of property, plant and equipment	(26)	(23)	(23)
Loss on sale of discontinued operations	38	194	—
Other	411	(164)	135
Changes in operating assets and liabilities:
Marketable securities (trading)	13	498	72
Trade receivables	78	627	65
Inventories	241	367	(106)
Trade payables	(370)	79	736
Other assets and liabilities, net	291	(1,153)	(12)

Net cash provided by (used in) operating activities	(161)	19	1,983

Investing activities
Changes in financing receivables	390	264	(907)
Purchases of marketable securities (other than trading)	(2,781)	(4,377)	(3,280)
Purchases of property, plant and equipment	(547)	(602)	(761)
Acquisitions of businesses (net of cash acquired)	(55)	(144)	(578)
Proceeds from sales of marketable securities (other than trading)	3,049	4,525	3,873
Proceeds from sales of property, plant and equipment	155	476	152
Proceeds from sales of businesses (net of cash disposed)	543	2,509	283

Net cash provided by (used in) investing activities	754	2,651	(1,218)

Financing activities
Net changes in borrowings with maturities of 90 days or less	(99)	(1,677)	(69)
Increases in other borrowings	1,964	9,050	9,357
Repayment of other borrowings	(2,893)	(10,188)	(6,649)
Treasury and capital stock transactions	2,675	—	(1,393)
Dividends paid	—	—	(502)
Other	(56)	3	(67)

Net cash provided by (used in) financing activities	1,591	(2,812)	677

Effects of exchange rate changes on cash and equivalents	150	141	(72)
Adjustment for the net change in cash and equivalents in assets held for sale and in discontinued operations	(1)	26	(244)

Net change in cash and equivalents—continuing operations	2,333	25	1,126
Cash and equivalents beginning of year	2,336	2,311	1,185

Cash and equivalents end of year	$4,669	$2,336	$2,311

Interest paid	$438	$482	$702
Taxes paid	$238	$298	$273

See accompanying Notes to the Consolidated Financial Statements.

ABB Ltd
Consolidated Statements of Changes in Stockholders' Equity
For the years ended December 31, 2003, 2002 and 2001

			Accumulated other comprehensive loss
	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gain (loss) on available- for-sale securities	Minimum pension liability adjustment	Unrealized gain (loss) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total stockholders' equity
	(in millions)
Balance at January 1, 2001	$2,082	$4,628	$(1,157)	$87	$(52)	$—	$(1,122)	$(417)	$5,171
Comprehensive loss:
Net loss		(729)							(729)
Foreign currency translation adjustments			(366)				(366)		(366)
Effect of change in fair value of available-for-sale securities, net of tax of $16				(128)			(128)		(128)
Minimum pension liability adjustments, net of tax of $1					3		3		3
Cumulative effect of change in accounting principles (SFAS 133), net of tax of $17						(41)	(41)		(41)
Change in derivatives qualifying as cash flow hedges, net of tax of $18						(46)	(46)		(46)

Total comprehensive loss									(1,307)
Dividends paid		(502)							(502)
Purchase of treasury stock								(1,615)	(1,615)
Sale of treasury stock	(101)							282	181
Call options	47								47

Balance at December 31, 2001	2,028	3,397	(1,523)	(41)	(49)	(87)	(1,700)	(1,750)	1,975
Comprehensive loss:
Net loss		(783)							(783)
Foreign currency translation adjustments			(295)				(295)		(295)
Accumulated foreign currency translation adjustments allocated to divestments of businesses			90				90		90
Effect of change in fair value of available-for-sale securities, net of tax of $1				3			3		3
Minimum pension liability adjustments, net of tax of $30					(107)		(107)		(107)
Change in derivatives qualifying as cash flow hedges, net of tax of $52						131	131		131

Total comprehensive loss									(961)
Other	(1)								(1)

Balance at December 31, 2002	2,027	2,614	(1,728)	(38)	(156)	44	(1,878)	(1,750)	1,013
Comprehensive loss:
Net loss		(767)							(767)
Foreign currency translation adjustments			40				40		40
Accumulated foreign currency translation adjustments allocated to divestments of businesses			(37)				(37)		(37)
Effect of change in fair value of available-for-sale securities, net of tax of $18				65			65		65
Minimum pension liability adjustments, net of tax of $5					19		19		19
Change in derivatives qualifying as cash flow hedges, net of tax of $13						41	41		41

Total comprehensive loss									(639)
Sale of treasury stock	(1,456)							1,612	156
Capital stock issued in connection with rights offering, net	2,487								2,487
Call options	9								9

Balance at December 31, 2003	$3,067	$1,847	$(1,725)	$27	$(137)	$85	$(1,750)	$(138)	$3,026

See accompanying Notes to the Consolidated Financial Statements.

ABB Ltd
Notes to the Consolidated Financial Statements

(U.S. dollar amounts in millions, except per share amounts)

Note 1 The company

        ABB Ltd is a leading global company in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. ABB Ltd works with customers to engineer and install networks, facilities and plants with particular emphasis on enhancing efficiency and productivity for customers that source, transform, transmit and distribute energy.

Note 2 Significant accounting policies

        The following is a summary of significant accounting policies followed in the preparation of these Consolidated Financial Statements.

Basis of presentation

        The Consolidated Financial Statements are prepared on the basis of generally accepted accounting principles (GAAP) in the United States (U.S.) and are presented in U.S. dollars ($) unless otherwise stated. Par value of capital stock is denominated in Swiss francs (CHF).

        The number of shares and earnings per share data in the Consolidated Financial Statements have been presented as if the four-for-one split of ABB Ltd shares in May 2001 had occurred as of the earliest period presented.

Scope of consolidation

        The Consolidated Financial Statements include 100 percent of the assets, liabilities, revenues, expenses, income, loss and cash flows of ABB Ltd and companies in which ABB Ltd has a controlling interest (subsidiaries), as if ABB Ltd and its subsidiaries (collectively, the "Company") were a single company. Significant intercompany accounts and transactions have been eliminated. Minority interest is calculated for entities fully consolidated but not wholly owned. The components of net income and equity attributable to the minority shareholders are presented in the minority interest line items included in the Consolidated Income Statement and Consolidated Balance Sheet.

        In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51. FIN 46 requires variable interest entities (VIEs) to be consolidated by their primary beneficiaries. Accordingly, pursuant to FIN 46, VIEs entered into after January 31, 2003, are consolidated when the Company is considered the primary beneficiary. Also, after January 31, 2003, previously consolidated VIEs would be deconsolidated when a triggering event, as defined by FIN 46, indicates the Company is no longer the primary beneficiary. For those VIEs where the Company is not the primary beneficiary, existing consolidation policies in accordance with U.S. GAAP are applied.

        Investments in joint ventures and affiliated companies in which the Company has significant influence, but not a controlling interest, are accounted for using the equity method. This is generally presumed to exist when the Company owns between 20 percent and 50 percent of the investee. In certain circumstances, the Company's ownership of an investee exceeds 50 percent but it accounts for the investment using the equity method because it does not have a controlling interest due to certain rights of minority shareholders which allow them to participate in significant operating and financial decisions of the investee.

        Under the equity method, the Company's investment in and amounts due to and from an equity investee are included in the Consolidated Balance Sheet; the Company's share of an investee's earnings is included in the Consolidated Income Statement; and the dividends, cash distributions, loans or other cash received from the investee, additional cash investments, loan repayments or other cash paid to the investee, are included in the Consolidated Balance Sheet and the Consolidated Statement of Cash Flows. Additionally, the carrying values of investments accounted for using the equity method of accounting are adjusted downward to reflect any other-than-temporary declines in value.

        Investments in non-public companies in which the Company does not have a controlling interest or significant influence are accounted for at cost. This is generally presumed to exist when the Company owns less than 20 percent of the investee. Dividends and other distributions of earnings from these investments are included in income when received. The carrying value of investments accounted for using the cost method of accounting are adjusted downward to reflect any other-than-temporary declines in value.

Use of estimates

        The preparation of the Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

Reclassifications

        Amounts reported for prior years in these Consolidated Financial Statements and Notes have been reclassified to conform to the current year's presentation, primarily as a result of the treatment of certain businesses as assets and liabilities held for sale and in discontinued operations.

Concentrations of credit risk

        The Company sells a broad range of products, systems and services to a wide range of industrial and commercial customers throughout the world. Concentrations of credit risk with respect to trade receivables are limited, due to the Company's customer base being comprised of a large number of individual customers. Ongoing credit evaluations of customers' financial positions are performed and, generally, no collateral is required.

        Subsequent to the sale of a significant portion of the Company's Structured Finance business during 2002, the Financial Services activities of the Company were substantially reduced. As a consequence of this divestment, the credit risk of the Company's remaining Financial Services activities is primarily concentrated in the remaining lease and loan portfolio. Policies and procedures to control the remaining credit risks include measurements to develop and ensure the maintenance of a diversified portfolio through the active monitoring of counterparty, country and industry exposure.

        The Company maintains reserves for potential credit losses and such losses, in the aggregate, are in line with management's expectations.

        It is Company policy to invest cash in deposits with banks throughout the world with certain minimum credit ratings and in high quality, low risk, liquid investments. The Company actively manages its credit risk by routinely reviewing the creditworthiness of the banks and the investments held, as well as maintaining such investments in deposits or liquid securities. The Company has not incurred significant credit losses related to such investments.

        The Company's exposure to credit risk on derivative financial instruments is the risk that a counterparty will fail to meet its obligations. To reduce this risk, the Company has credit policies that require the establishment and review of credit limits for individual counterparties. In addition, close-out netting agreements have been entered into with most counterparties. Close-out netting agreements provide for the termination, valuation and net settlement of some or all outstanding transactions between two counterparties on the occurrence of one or more pre-defined trigger events.

Cash and equivalents

        Cash and equivalents include highly liquid investments with original maturities of three months or less. Not included in cash and equivalents is restricted cash of $394 million and $377 million at December 31, 2003 and 2002, respectively.

Marketable securities

        Debt and equity securities are classified as either trading or available-for-sale at the time of purchase and are carried at fair value. Debt and equity securities that are bought and held principally for the purpose of sale in the near term are classified as trading securities and unrealized gains and losses thereon are included in the determination of earnings. Unrealized gains and losses on available-for-sale securities are excluded from the determination of earnings and are instead recognized in the accumulated other comprehensive loss component of stockholders' equity, net of tax (accumulated other comprehensive loss) until realized. Realized gains and losses on available-for-sale securities are computed based upon the historical cost of these securities applied using the specific identification method. Declines in fair values of available-for-sale investments that are other-than-temporary are included in the determination of earnings.

        The Company analyzes its available-for-sale securities for impairment when the fair values of individual securities have been below their cost basis for a period exceeding nine consecutive months or when other events indicate the need for assessment. The Company records an impairment charge through current period earnings and adjusts the cost basis for such other-than-temporary declines in fair value when the fair value is not anticipated to recover above cost within a three-month period after the measurement date unless there are mitigating factors that indicate an impairment charge through earnings may not be required. If an impairment charge is recorded, subsequent recoveries in fair value are not reflected in earnings until sale of the security.

Revenue recognition

        The Company recognizes revenues from the sale of manufactured products when persuasive evidence of an arrangement exists, the price is fixed and determinable, collectibility is reasonably assured and upon transfer of title including the risks and rewards of ownership to the customer. If contracts for sale of manufactured products require installation, which can only be performed by the Company, revenues are deferred until installation of the products is complete. In accordance with Emerging Issues Task Force No. 00-21, Revenue Arrangements with Multiple Deliverables, when multiple elements such as products and services are contained in a single arrangement or in related arrangements with the same customer, the Company allocates revenues to each element based on its relative fair value, provided that such element meets the criteria for treatment as a separate unit of accounting. Revenues from short-term contracts to deliver services are recognized upon completion of required services to the customer. Revenues from contracts that contain customer acceptance provisions are deferred until customer acceptance occurs or the contractual acceptance period has lapsed.

        Revenues under long-term contracts are recognized using the percentage-of-completion method of accounting. The Company principally uses the cost-to-cost or delivery events methods to measure progress towards completion on contracts. Management determines the method to be used by type of contract based on its judgment as to which method best measures actual progress towards completion.

        Anticipated costs for warranties are accrued when revenues are recognized. Losses on contracts are recognized in the period when they are identified and are based upon the anticipated excess of contract costs over the related contract revenues.

        Revenues under cost-reimbursement contracts are recognized as costs are incurred. Shipping and handling costs are recorded as a component of cost of sales.

Receivables

        The Company accounts for the securitization of trade receivables in accordance with Statement of Financial Accounting Standards No. 140 (SFAS 140), Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS 140 requires an entity to recognize the financial and servicing assets it controls and the liabilities it has incurred and to derecognize financial assets when control has been surrendered, as evaluated in accordance with the criteria provided in SFAS 140.

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

        At the time the receivables are sold, the balances are removed from trade receivables and a retained interest or deferred purchase price component is recorded in other receivables. The retained interest is recorded at its estimated fair value. Costs associated with the sale of receivables are included in the determination of earnings.

        The Company, in its normal course of business, sells receivables outside its securitization programs without recourse (see Note 7). Sales or transfers that do not meet the requirements of SFAS 140 are accounted for as secured borrowings.

Inventories

        Inventories are stated at the lower of cost (determined using either the first-in, first-out or the weighted average cost method) or market. Inventoried costs relating to percentage-of-completion contracts are stated at actual production costs, including overhead incurred to date, reduced by amounts recognized in cost of sales.

Impairment of long-lived assets and accounting for discontinued operations

        Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets, which superseded Statement of Financial Accounting Standards No. 121 (SFAS 121), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, yet retained the fundamental provisions of SFAS 121 related to the recognition and measurement of the impairment of long-lived assets (i.e., property, plant, and equipment and identifiable intangibles) to be "held and used". A long-lived asset is assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. If the asset's net carrying value exceeds the asset's net undiscounted cash flows expected to be generated over its remaining useful life, the carrying amount of the asset is reduced to its estimated fair value, pursuant to the measurement criteria of SFAS 144.

        In accordance with SFAS 144, the Company includes in assets and liabilities held for sale and in discontinued operations the assets and liabilities that meet certain criteria with respect to the Company's plans for their sale or abandonment. Depreciation and amortization cease when the asset meets the criteria to be classified as held for sale. If (1) a planned or completed disposal involves a component of the Company whose operations and cash flows can be distinguished operationally and for financial reporting purposes; (2) such operations and cash flows will be (or have been) eliminated from the Company's ongoing operations; and (3) the Company will not have any significant continuing involvement in the component, then the component's results of operations are presented as discontinued operations for all periods. Operating losses from discontinued operations are recognized in the period in which they occur. Long-lived assets (or groups of assets and related liabilities) classified as held for sale, are measured at the lower of carrying amount or fair value less cost to sell.

        In connection with the adoption of SFAS 144, the Company elected to cease presenting cash flows from discontinued operations as a single line and instead presents the relevant amounts within cash flows from operating, investing and financing activities.

        Prior to adoption of SFAS 144, the Company accounted for discontinued operations in accordance with APB Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, in which only the results of operations of a segment or major line of business that had been sold, abandoned, otherwise disposed of, or was the subject of a formal plan for disposal, could be classified as discontinued operations.

        In addition to the interest expense contained within businesses classified as discontinued operations, a portion of the Company's interest expense is reclassified from interest and other finance expense to loss from discontinued operations, net of tax, in accordance with Emerging Issues Task Force No. 87-24 (EITF 87-24), Allocation of Interest to Discontinued Operations. Such amounts were $42 million, $50 million and $66 million in 2003, 2002 and 2001, respectively. These amounts were calculated based upon the ratio of net assets of the discontinued business less debt that is required to be paid as a result of the disposal, divided by the sum of total net assets and total debt (other than the portion of debt directly attributable to other operations of the Company, debt of the discontinued operation that will be assumed by the buyer and debt that is required to be paid as a result of the disposal transaction). This ratio was multiplied by the portion of total interest expense not directly attributable to other operations of the Company to arrive at allocable interest attributable to businesses reflected as discontinued operations.

Goodwill and other intangible assets

        The excess of cost over the fair value of net assets of acquired businesses is recorded as goodwill. The Company accounts for its goodwill in accordance with Statement of Financial Accounting Standards No. 142 (SFAS 142), Goodwill and Other Intangible Assets. Under SFAS 142, goodwill from acquisitions completed after June 30, 2001, has not been amortized. Beginning from January 1, 2002, goodwill has not been amortized. For years prior to January 1, 2002, the goodwill had been amortized on a straight-line basis over periods ranging from 3 to 20 years. In accordance with SFAS 142, goodwill is tested for impairment annually, and also upon the occurrence of a triggering event requiring the re-assessment of a business' carrying value of its goodwill. The Company's annual assessment is performed effective October 1 each year. A fair value approach is used to identify potential goodwill impairment and, when necessary, measure the amount of impairment. The Company uses a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value.

        The cost of acquired intangible assets is amortized on a straight-line basis over their estimated useful lives, typically ranging from 3 to 10 years. Intangible assets are tested for impairment upon the occurrence of certain triggering events.

Capitalized software costs

        Capitalized costs of software for internal use are accounted for in accordance with Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, and are amortized on a straight-line basis over the estimated useful life of the oftware, typically ranging from 3 to 5 years. Capitalized costs of a software product to be sold are accounted for in accordance with Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed, and are carried at the lower of unamortized cost or net realizable value until the product is available for general release to customers, at which time capitalization ceases and costs are amortized on a straight-line basis over the estimated life of the product. The Company expenses costs incurred prior to technological feasibility, and thereafter capitalizes costs incurred in developing or obtaining software for internal use and for software products to be sold.

Property, plant and equipment

        Property, plant and equipment is stated at cost, less accumulated depreciation, and is depreciated using the straight-line method over the estimated useful lives of the assets as follows: 10 to 50 years for buildings and leasehold improvements and 3 to 15 years for machinery and equipment.

Derivative financial instruments

        The Company uses derivative financial instruments to manage interest rate and currency exposures, and to a lesser extent commodity exposures, arising from its global operating, financing and investing activities. The Company's policies require that the industrial entities hedge exposure from firm commitments denominated in foreign currencies, as well as at least fifty percent of the anticipated foreign currency denominated sales volume of standard products over the next twelve months. In addition, derivative financial instruments were also used for proprietary trading purposes within the Company's former Financial Services division and within limits determined by the Company's Board of Directors until June 2002, when the Company ceased entering into new positions.

        On January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as subsequently amended (SFAS 133). SFAS 133 requires the Company to recognize all derivatives, other than certain derivatives indexed to the Company's own stock, on the Consolidated Balance Sheet at fair value. Derivatives that are not designated as hedges must be adjusted to fair value through earnings. If the derivatives are designated as a hedge, depending on the nature of the hedge, changes in the fair value of the derivatives will either be offset against the change in fair value of the hedged item through earnings or recognized in accumulated other comprehensive loss until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

        The Company accounted for the adoption of SFAS 133 as a change in accounting principle. Based on the Company's outstanding derivatives at January 1, 2001, the Company recognized the cumulative effect of the accounting change as a loss in the Consolidated Income Statement of approximately $63 million, net of tax (basic and diluted loss per share of $0.06), and a reduction to equity of $41 million, in accumulated other comprehensive loss.

        Forward foreign exchange contracts are the primary instrument used to manage foreign exchange risk. Where forward foreign exchange contracts are designated as cash flow hedges under SFAS 133, changes in their fair value are recorded in accumulated other comprehensive loss until the hedged item is recognized in earnings. The Company also enters into forward foreign exchange contracts that serve as economic hedges of existing assets and liabilities. These are not designated as accounting hedges under SFAS 133 and, consequently, changes in their fair value are reported in earnings where they offset the translation gain or loss on the foreign currency denominated asset or liability.

        To reduce its interest rate and currency exposure arising from its funding activities and to hedge specific assets, the Company uses interest rate and currency swaps. Where interest rate swaps are designated as fair value hedges, the changes in fair value of the swaps are recognized in earnings, as are the changes in the fair value of the underlying assets or liabilities. Where such interest rate swaps do not qualify for the short cut method as defined under SFAS 133, any ineffectiveness is included in earnings. Where interest rate swaps are designated as cash flow hedges, their change in value is recognized in accumulated other comprehensive loss until the hedged item is recognized in earnings.

        All other swaps, futures, options and forwards that are designated as effective hedges of specific assets, liabilities or committed or forecasted transactions are recognized in earnings consistent with the effects of the hedged transactions.

        If an underlying hedged transaction is terminated early, the hedging derivative financial instrument is treated as if terminated simultaneously, with any gain or loss on termination of the derivative immediately recognized in earnings. Where derivative financial instruments have been designated as hedges of forecasted transactions, and such forecasted transactions become probable of not occurring, hedge accounting ceases and any derivative gain or loss previously included in accumulated other comprehensive loss is reclassified into earnings.

        Certain commercial contracts may grant rights to the Company or other counterparties, or contain other provisions considered to be derivatives under SFAS 133. Such embedded derivatives are assessed at inception of the contract and depending on their characteristics accounted for as separate derivative instruments pursuant to SFAS 133.

Sale-leasebacks

        The Company periodically enters into transactions accounted for as sale-leasebacks, in which fixed assets, generally real estate and/or equipment, are sold to a third party and then leased for use by the Company. Under certain circumstances, the necessary criteria to recognize a sale of the assets may not occur, and the transaction is reflected as a financing transaction, with the proceeds received from the transaction reflected as a borrowing or as a deposit liability. When the necessary criteria have been met to recognize a sale, gains or losses on the sale of the assets are generally deferred and amortized over the term of the transaction, except in certain limited instances when a portion of the gain or loss may be recognized. The lease of the assets is accounted for as either an operating lease or a capital lease depending upon its specific terms, as required by Statement of Financial Accounting Standards No. 13, Accounting for Leases. By their nature, sale-leaseback transactions are generally highly structured and complex transactions, which therefore require detailed analyses to be made by the Company in determining the appropriate accounting treatment.

Insurance

        The following accounting policies apply specifically to the Insurance business. In December 2003, the Company has contracted to sell this business and consequently has reflected the results of operations in loss from discontinued operations, net of tax, and the assets and liabilities in assets and liabilities held for sale and in discontinued operations.

Premiums and acquisition costs

        Premiums are generally earned pro rata over the period coverage is provided. Premiums earned include estimates of certain premiums due, including adjustments on retrospectively rated contracts. Premium receivables include premiums relating to retrospectively rated contracts that represent the estimate of the difference between provisional premiums received and the ultimate premiums due. Unearned premiums represent the portion of premiums written that is applicable to the unexpired terms of reinsurance contracts or certificates in force. These unearned premiums are calculated by the monthly pro rata method or are based on reports from ceding companies. Acquisition costs are costs related to the acquisition of new business and renewals. These costs are deferred and charged against earnings ratably over the terms of the related policy.

Profit commission

        Certain contracts carry terms and conditions that result in the payment of profit commissions. Estimates of profit commissions are reviewed based on underwriting experience to date and, as adjustments become necessary, such adjustments are reflected in discontinued operations.

Loss and loss adjustment expenses

        Loss and loss adjustment expenses are charged to operations as incurred. The liabilities for unpaid loss and loss adjustment expenses are determined on the basis of reports from ceding companies and underwriting associations, as well as estimates by management and in-house actuaries, including those for incurred but not reported losses, salvage and subrogation recoveries. Inherent in the estimates of losses are expected trends of frequency, severity and other factors that could vary significantly as claims are settled. The Company estimates expected trends using actuarial methods widely used in the insurance industry, such as the Bornhuetter-Ferguson method, utilizing the Company's historically paid and incurred losses. Accordingly, ultimate losses could vary from the amounts provided for in these Consolidated Financial Statements.

Fees

        Contracts that neither result in the transfer of insurance risk nor the reasonable possibility of significant loss to the reinsurer are accounted for as financing arrangements rather than reinsurance. Consideration received for such contracts is reflected as accounts payable, other, and is amortized on a pro rata basis over the life of the contract.

Funds withheld

        Under the terms of certain reinsurance agreements, the ceding reinsurer retains a portion of the premium to provide security for expected loss payments. The funds withheld are generally invested by the ceding reinsurer and earn an investment return that becomes additional funds withheld.

Reinsurance

        The Company seeks to reduce the loss that may arise from catastrophes and other events that may cause unfavorable underwriting results by reinsuring certain levels of risks with other insurance enterprises or reinsurers. Reinsurance contracts are accounted for by reducing premiums earned by amounts paid to the reinsurers. Recoverable amounts are established for paid and unpaid losses and loss adjustment expense ceded to the reinsurer. Amounts recoverable from the reinsurer are estimated in a manner consistent with the claim liability associated with the reinsurance policy. Contracts where it is not reasonably possible that the reinsurer may realize a significant loss from the insurance risk generally do not meet the conditions for reinsurance accounting and are recorded as deposits. The Company assesses probability of risks transferred in significant loss realization based on the terms in the reinsurance contract that impact the timing and amount of reimbursement under the contract and the present value of all cash flows without regard to how cash flows are characterized, in accordance with Statement of Financial Accounting Standards No. 113, Accounting and Reporting for Reinsurance of Short Duration and Long Duration Contracts.

Translation of foreign currencies and foreign exchange transactions

        The functional currency for most of the Company's operations is the applicable local currency. The translation from the applicable functional currencies into the Company's reporting currency is performed for balance sheet accounts using exchange rates in effect at the balance sheet date, and for income statement accounts using average rates of exchange prevailing during the year. The resulting translation adjustments are excluded from the determination of earnings and are recognized in accumulated other comprehensive loss until the entity is sold, substantially liquidated or being evaluated for impairment in anticipation of disposal.

        Foreign currency exchange gains and losses, such as those resulting from foreign currency denominated receivables or payables, are included in the determination of earnings, except as they relate to intra-Company loans that are equity-like in nature with no reasonable expectation of repayment, which are recognized in accumulated other comprehensive loss.

        In highly inflationary countries, monetary balance sheet positions in local currencies are converted into U.S. dollars at the year-end rate. Fixed assets are kept at historical U.S. dollar values from acquisition dates. Sales and expenses are converted at the exchange rates prevailing upon the date of the transaction. All translation gains and losses from restatement of balance sheet positions are included in the determination of earnings.

Taxes

        The Company uses the asset and liability method to account for deferred taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The deferred tax assets are reduced by a valuation allowance to reflect the amount that is more likely than not to be realized.

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

Research and development

        Research and development expense was $613 million, $547 million and $590 million in 2003, 2002 and 2001, respectively. These costs are included in selling, general and administrative expenses.

Earnings per share

        Basic earnings (loss) per share is calculated by dividing income (loss) by the weighted-average number of shares outstanding during the year. Diluted earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the year, assuming that all potentially dilutive securities were exercised and that any proceeds from such exercises were used to acquire shares of the Company's stock at the average market price during the year or the period the securities were outstanding, if shorter. Potentially dilutive securities comprise: outstanding written call options, if dilutive; the securities issued under the Company's management incentive plan, to the extent the average market price of the Company's stock exceeded the exercise prices of such instruments; shares issuable in relation to outstanding convertible bonds, if dilutive; and outstanding written put options, for which net share settlement at average market price of the Company's stock was assumed, if dilutive (see Notes 22 and 24).

Stock-based compensation

        The Company has a management incentive plan under which it offers stock warrants to key employees for no consideration. The plan is described more fully in Note 22. The Company accounts for the warrants using the intrinsic value method of APB Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees, as permitted by Statement of Financial Accounting Standards No. 123 (SFAS 123), Accounting for Stock Based Compensation. All warrants were issued with exercise prices greater than the market prices of the stock on the dates of grant. Accordingly, the Company has recorded no compensation expense related to the warrants, except in circumstances when a participant ceases to be employed by a consolidated subsidiary, such as after a divestment by the Company. The following table illustrates the effect on net income and earnings per share (see Note 24) if the Company had applied the fair value recognition provisions of

SFAS 123 to stock-based employee compensation. Fair value of the warrants was determined on the date of grant by using the Binomial option model (see Note 22).

	Year ended December 31,
	2003	2002	2001
Net loss, as reported	$(767)	$(783)	$(729)
Less: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(11)	(22)	(22)

Pro forma net loss	$(778)	$(805)	$(751)

Earnings per share:
Basic—as reported	$(0.63)	$(0.70)	$(0.64)
Basic—pro forma	$(0.64)	$(0.72)	$(0.66)
Diluted—as reported	$(0.63)	$(0.83)	$(0.64)
Diluted—pro forma	$(0.64)	$(0.85)	$(0.66)

New accounting pronouncements

        In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, Business Combinations, and SFAS 142 which modified the accounting for business combinations, goodwill and identifiable intangible assets. All business combinations initiated after June 30, 2001, must be accounted for by the purchase method. Goodwill from acquisitions completed after that date is not amortized, but charged to operations when specified tests indicate that the goodwill is impaired, that is, when the goodwill's fair value is lower than its carrying value. Certain intangible assets are recognized separately from goodwill, and are amortized over their useful lives. During 2002, all goodwill was required to be tested for impairment as of January 1, 2002, with a transition adjustment recognized for any impairment identified. The Company determined that no impairment of goodwill existed at January 1, 2002. All goodwill amortization also ceased at that date. The Company recognized goodwill amortization expense in continuing operations of $148 million in 2001, and goodwill amortization expense in discontinued operations of $43 million in 2001. Accordingly, income from continuing operations in 2001 would have been $319 million ($0.28 per share), loss from discontinued operations in 2001 would have been $794 million ($0.70 per share) and net loss in 2001 would have been $538 million ($0.48 per share) if the Company had not recognized amortization expense for goodwill that is no longer being amortized in accordance with SFAS 142.

        In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143 (SFAS 143), Accounting for Asset Retirement Obligations, which is effective for fiscal years beginning after June 15, 2002, and requires that the fair value of a legal obligation associated with the retirement of tangible long-lived assets be recognized in the period in which it is incurred. The associated asset retirement costs are capitalized as part of the carrying amount of the asset and allocated to expense over its useful life. The Company adopted SFAS 143 effective January 1, 2003. The adoption of SFAS 143 did not have a material impact on the Company's results of operations.

        In August 2001, the Financial Accounting Standards Board issued SFAS 144. This Statement supersedes SFAS 121, while retaining many of its requirements regarding impairment loss recognition and measurement. In addition, the new Statement broadens the presentation of discontinued operations to include more sold and abandoned businesses. The Company adopted this statement effective January 1, 2002, and, as a result, reflected the assets, liabilities and results of operations of several businesses and groups of assets as discontinued operations for all periods presented to the extent these businesses and groups of assets met the new criteria during 2003 and 2002. Disposals and abandonments in previous years were not re-evaluated or reclassified.

        In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections, which rescinds previous requirements to reflect all gains and losses from debt extinguishment as extraordinary. The Company elected to early adopt the new standard effective April 1, 2002, and, as a result, the gains from extinguishment of debt of $12 million recorded as extraordinary items in 2001, are no longer reflected as extraordinary items.

        In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146 (SFAS 146), Accounting for Costs Associated with Exit or Disposal Activities, which requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The standard became effective January 1, 2003 and was applied to restructuring activities initiated after that date. Prior to January 1, 2003, the Company accounted for restructuring activities in accordance with Emerging Issues Task Force No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring). The adoption of SFAS 146 did not have a material impact on the Company's financial position or results of operations.

        In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires the guarantor to recognize a liability for the non-contingent component of a guarantee; that is, the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at its inception. The recognition of the liability is required even if it is not probable that payments will occur under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. FIN 45 also requires additional disclosures related to guarantees. The Company adopted the disclosure requirements of FIN 45 on December 31, 2002. The recognition and measurement provisions of FIN 45 are effective for all guarantees entered into or modified after December 31, 2002. The Company adopted the recognition and measurement requirements of FIN 45 on January 1, 2003. The adoption of the recognition and measurement requirements of FIN 45 did not have a material impact on the Company's financial position or results of operations.

        In November 2002, the Emerging Issues Task Force of the Financial Accounting Standards Board issued Emerging Issues Task Force No. 00-21 (EITF 00-21), Accounting for Revenue Arrangements with Multiple Deliverables, which was amended in January 2003 and requires that (a) revenue should be recognized separately for separate units of accounting in multiple deliverables arrangements, (b) revenue for a separate unit of accounting should be recognized only when the arrangement consideration is reliably measurable and the earnings process is substantially complete, and (c) consideration should be allocated among the separate units of accounting based on their relative fair value. EITF 00-21 is applicable to transactions entered into after June 30, 2003. The adoption of EITF 00-21 did not have a material impact on the Company's financial position, or results of operations.

        In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148 (SFAS 148), Accounting for Stock-Based Compensation—Transition and Disclosure, An Amendment of FASB Statement No. 123. The Company has elected to continue with its current practice of applying the recognition and measurement principles of APB No. 25, Accounting for Stock Issued to Employees, as permitted by SFAS 148. The Company has adopted the disclosure requirements of SFAS 148 effective December 31, 2002.

        In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51. FIN 46 requires variable interest entities (VIEs) to be consolidated by their primary beneficiaries. During 2003, the Company adopted the requirements of FIN 46 and applied the guidance to VIEs in which the Company has an interest. See Note 8 for information relating to the impact of adopting FIN 46. FIN 46 was revised in December 2003. The Company will adopt the December revision (FIN 46R) by March 2004. The Company continues to evaluate the effects of the adoption of FIN 46R and does not expect such effects to be material to the Company's financial position or results of operations.

        In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150 (SFAS 150), Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement requires that an issuer classify a financial instrument that is within the scope of the statement as a liability. SFAS 150 applies to all financial instruments entered into after May 31, 2003, and otherwise became effective for the Company after June 15, 2003. In November 2003, SFAS 150 was amended to indefinitely defer the measurement and recognition guidance for non-controlling interests that are classified as equity in a subsidiary of the Company, but that would be classified as a liability in the parent's financial statements under SFAS 150. However, SFAS 150, as amended, provides guidance on classification and disclosure of mandatorily redeemable non-controlling interests. The Company has adopted the measurement, classification and disclosure criteria of SFAS 150, as amended. The adoption of SFAS 150 did not have a material impact on the Company's financial position, or results of operations.

        In May 2003, the Emerging Issues Task Force of the Financial Accounting Standards Board reached a consensus on Emerging Issues Task Force No. 03-4 (EITF 03-4), Determining the Classification and Benefit Attribution Method for a "Cash Balance" Plan. EITF 03-4 clarifies that a cash balance plan, as defined by the guidance, should be accounted for as a defined benefit plan using the traditional unit credit attribution method. The Company adopted EITF 03-4 in May 2003. As a result, the Company accounts for certain of its pension plans in Switzerland as cash balance plans in accordance with EITF 03-4. The adoption of EITF 03-4 reduced the unfunded amounts of the Company's Swiss pension plans by approximately $406 million but did not have a material impact on the Company's financial position at December 31, 2003, or on its results of operations for the year then ended.

Note 3 Discontinued operations

        In November 2002, the Company completed the sale of most of its Structured Finance business to General Electric Capital Corporation (GE) and received cash proceeds of approximately $2.0 billion, including a contingent payment of $20 million to be released to the Company should amounts ultimately collected by GE, from a portfolio transferred by the Company to GE, reach specified targets. The $20 million contingent payment remains unpaid at December 31, 2003 as the amounts collected by GE to date have not met such specified targets. The Company's Structured Finance business had revenues of $262 million and $220 million in 2002 and 2001, respectively, and a net loss of $183 million in 2002 and net income of $8 million in 2001. The 2002 net loss of $183 million recorded in loss from discontinued operations, net of tax, included a $146 million loss on disposal, loss from operations of $22 million and the allocation of interest expense of $15 million in accordance with EITF 87-24. The loss on disposal of $146 million was principally comprised of asset write-downs of $15 million, goodwill and other intangible write-offs of $2 million, transaction costs of $27 million, the fair value for GE's right to require the Company to repurchase certain designated assets of $38 million, capital tax expense associated with the disposal of $10 million and an accumulated foreign currency translation loss of $54 million.

        Pursuant to the sale and purchase agreement, the Company provided GE with cash collateralized letters of credit aggregating $202 million as security for certain performance-related obligations retained by the Company, of which approximately $128 million were outstanding at December 31, 2003. The remaining cash collateralized letters of credit will further be reduced as the performance-related obligations by the Company expire.

        The sale and purchase agreement provided GE the option to require the Company to repurchase certain designated financial assets transferred to GE upon the occurrence of certain events, but in any event no later than February 1, 2004. The fair value of GE's right to require the Company to repurchase these designated assets was $11 million at December 31, 2003. On January 26, 2004, the Company repurchased the financial assets for an amount of approximately $28 million. Additionally, as a result of the exercise of GE's option, the cash collateralized letters of credit were reduced by $35 million. No further obligation exists for the Company to repurchase any assets under the sale and purchase agreement with GE.

        As a continuation of the Company's divestment of its Structured Finance business, the Company completed the sale of ABB Export Bank in December 2003 for approximately $50 million. ABB Export Bank had revenues of $9 million, $17 million and $29 million in 2003, 2002 and 2001, respectively, and a net loss of $9 million in 2003 and net income of $10 million and $6 million in 2002 and 2001, respectively. The 2003 net loss of $9 million in loss from discontinued operations, net of tax, includes a $12 million loss on disposal, income from operations of $6 million and the allocation of interest expense of $3 million in accordance with EITF 87-24. The loss on disposal of $12 million was principally comprised of an asset write-down of $20 million, transaction costs of

$1 million, capital tax expense associated with the disposal of $4 million offset by an accumulated foreign currency translation gain of approximately $13 million.

        In December 2002, in connection with the Company's divestment strategy to focus on its core power and automation technology businesses, the Company completed the sale of its Metering business to Ruhrgas Industries GmbH of Essen, Germany, for $223 million, including $15 million held in escrow until certain disputed items were resolved. The cash held in escrow was released after the resolution of these items in 2003. The Metering business sold to Ruhrgas Industries GmbH had revenues of $372 million and $448 million in 2002 and 2001, respectively, and a net loss of $54 million in 2002 and net income of $14 million in 2001. The 2002 net loss of $54 million recorded in loss from discontinued operations, net of tax, included a $48 million loss on disposal, loss from operations of $3 million and the allocation of interest expense of $3 million in accordance with EITF 87-24. The loss on disposal of $48 million for the sold business was principally comprised of goodwill and other intangible write-offs of $65 million, transaction costs and other provisions of $46 million, capital tax expense associated with the disposal of $21 million and an accumulated foreign currency translation loss of $35 million, offset in part by a gain of $119 million, being the difference between the proceeds received and net assets of the business.

        In December 2002, the Company's Board of Directors approved management's plans to sell the Company's Oil, Gas and Petrochemicals businesses. The disposal is in line with the Company's strategy to focus on its core power and automation technology businesses. In January 2004, the Company agreed to sell most of the upstream part of the Oil, Gas and Petrochemicals businesses (Upstream business) to a consortium consisting of Candover Partners Limited, JP Morgan Partners LLC and 3i Group PLC (collectively, the Purchasers) for an initial purchase price of $925 million plus a potential deferred consideration of up to $50 million. The initial purchase price of $925 million is subject to adjustments based on, among other things, the net assets of the Upstream business at closing and further potential adjustments that will be calculated at closing. Additionally, the initial purchase price will be reduced by $85 million to reflect the unfunded benefit liabilities of pension plan obligations assumed by the Purchasers. The $85 million reduction of the purchase price may increase or decrease based on the actual unfunded benefit liability calculated at closing, in accordance with the terms of the purchase agreement. Furthermore, the initial purchase price will be increased or decreased based on the net intercompany balance between the Company and the Upstream business at closing. The potential deferred consideration of up to $50 million can be realized by the Company if the Upstream business meets specified earnings targets in 2004. The Company does not expect a significant gain or loss to be recognized on the sale of the Upstream business.

        The remaining part of the Oil, Gas and Petrochemicals businesses (remaining OGP businesses) is available for immediate sale and continues to be actively marketed. It is unlikely that significant changes to the divestment strategy will be made or that the plan to divest the remaining OGP businesses will be withdrawn in the future. Management anticipates divesting this business in 2004.

        Accordingly, the results of the Oil, Gas and Petrochemical businesses are presented as discontinued operations for all periods presented. The Oil, Gas and Petrochemical businesses had revenues of $3,374 million, $3,854 million and $3,478 million in 2003, 2002 and 2001, respectively and net losses of $496 million and $127 million in 2003 and 2002, respectively, and net income of

$9 million in 2001. The Upstream business recorded revenues of approximately $1,499 million, $1,535 million and $1,468 million in 2003, 2002 and 2001, respectively, and had a net income of $4 million, $98 million and $93 million in 2003, 2002 and 2001, respectively. The 2003 net income of $4 million included $44 million of costs associated with the future sale of the Upstream business and $13 million of allocated interest expense in accordance with EITF 87-24. The remaining OGP businesses had revenues of $1,875 million, $2,319 million and $2,010 million in 2003, 2002 and 2001, respectively, and had net losses of $500 million, $225 million and $84 million in 2003, 2002 and 2001, respectively. During 2003, the Company recorded a valuation allowance on deferred tax assets of approximately $120 million related to the remaining OGP businesses, as the Company determined it was more likely than not that such deferred tax assets would not be realized.

        In December 2003, the Company agreed to sell its Reinsurance business to White Mountains Insurance Group Limited, a Bermuda-based insurance holding company, for a cash price of 3,220 million Swedish krona, (approximately $425 million). The disposal is in line with the Company's strategy to focus on its core power and automation technology businesses. The Reinsurance business had revenues of $782 million, $644 million and $933 million in 2003, 2002 and 2001, respectively. The Reinsurance business had a net loss of $97 million in 2003, net income of $22 million in 2002, and a net loss of $336 million in 2001. The 2003 net loss of $97 million recorded in loss from discontinued operations, net of tax, includes a $154 million impairment charge, income from operations of approximately $72 million and an allocation of interest of $15 million in accordance with EITF 87-24. The impairment charge recorded from the anticipated disposal of the Reinsurance business of $154 million was principally comprised of an asset write-down of $48 million, goodwill and other intangible write-offs of $89 million, expected selling costs of $25 million, deferred tax write-offs of approximately $16 million, offset in part by an accumulated foreign currency translation gain of $24 million.

        As a consequence of the planned sale of the Reinsurance business, insurance reserves of $1,871 million and $2,014 million at December 31, 2003 and 2002, respectively, were included in liabilities held for sale and in discontinued operations. Through December 2001, the Company recorded these insurance reserves on a discounted basis. As the amount and timing of the ceded claims payments could not be reliably determined at December 31, 2001, the Company could no longer discount its loss reserves. Accordingly, at December 31, 2003 and 2002, the insurance reserves were not presented on a discounted basis. In 2001, a charge of $295 million was recorded due to the elimination of the effect of discounting.

        In December 2003, the Company sold a portion of its Wind Energy business in Germany to GI Ventures AG of Munich, Germany, for proceeds of approximately $35 million including a vendor note of approximately $10 million. The Wind Energy business was no longer a core business and its divestment was part of the Company's ongoing divestment strategy. The Wind Energy business, which began operations in 2002, had revenues of $16 million and $48 million and net losses of $42 million and $1 million in 2003 and 2002, respectively. The 2003 net loss of $42 million recorded in loss from discontinued operations, net of tax, was comprised principally of a $25 million loss from disposal (net of a tax benefit of $10 million), asset write-downs of $9 million and a loss from operations of $8 million.

        In December 2003, the Company agreed to sell its MDCV cable business based in Germany to the Wilms Group of Menden, Germany. This business, no longer pursued for strategic reasons, was part of the Power Technologies division. It had revenues of $74 million, $78 million and $60 million and had net losses of $24 million, $1 million and $5 million in 2003, 2002 and 2001, respectively. The 2003 net loss of $24 million recorded in loss from discontinued operations, net of tax, was comprised principally of asset write-downs of $10 million and a loss from operations of $14 million.

        Loss from discontinued operations, net of tax, also includes costs related to the Company's potential asbestos obligation of the Company's U.S. subsidiary, Combustion Engineering Inc., of approximately $145 million, $420 million and $470 million in 2003, 2002 and 2001, respectively (see Note 18).

        Loss from discontinued operations, net of tax, also includes other abandoned and/or sold assets, resulting in net losses of $8 million, $104 million, and $63 million in 2003, 2002 and 2001, respectively.

        Operating results of the discontinued businesses are summarized as follows:

	Year ended December 31,
	2003	2002	2001
Revenues	$4,284	$5,390	$5,393
Costs and expenses, finance loss	(4,896)	(5,963)	(6,181)
Loss before taxes and minority interest	(612)	(573)	(788)
Tax expense	(218)	(50)	(15)
Minority interest	14	(41)	(34)

Net loss from discontinued operations	(816)	(664)	(837)
Loss from dispositions, net of a tax benefit of $6 million and tax expense of $31 million in 2003 and 2002, respectively	(37)	(194)	—

Loss from discontinued operations, net of tax	$(853)	$(858)	$(837)

        The components of assets and liabilities held for sale and in discontinued operations are summarized as follows:

	December 31,
	2003	2002
Cash and equivalents	$431	$435
Marketable securities	1,625	1,554
Receivables, net	2,626	3,326
Inventories, net	337	513
Prepaid expenses and other	224	219
Financing receivables, non-current	52	238
Goodwill and Other intangible assets	609	664
Property, plant and equipment, net	241	212
Other assets	282	338

Assets held for sale and in discontinued operations	$6,427	$7,499

Accounts payable	$2,095	$2,693
Short-term borrowings and current maturities of long-term borrowings	23	50
Accrued liabilities and other	2,324	2,588
Long-term borrowings	47	18
Other liabilities	611	617

Liabilities held for sale and in discontinued operations	$5,100	$5,966

        Included above are the assets and the liabilities held for sale from the Building Systems businesses of approximately $81 million and $42 million, respectively, at December 31, 2003 and $440 million and $455 million, respectively, at December 31, 2002. In accordance with SFAS 144, certain Building Systems businesses met the criteria for the classification of assets as held for sale, but did not meet the additional criteria for its results of operations to be classified as discontinued operations (see Note 4).

        At December 31, 2003 and 2002, the Consolidated Balance Sheets included $79 million and $60 million of pledged cash balances, respectively. Approximately $44 million and $60 million related to the Company's insurance operations and $8 million and $0 million related to the Oil, Gas and Petrochemicals business and, as such, were included in assets held for sale and in discontinued operations in 2003 and 2002, respectively.

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

        The cash purchase price of the acquisition was approximately $284 million. The excess of the purchase price over the fair value of the assets acquired totaled $294 million and has been recorded as goodwill. The transaction has been accounted for as a purchase. Included in the purchase price allocation was an amount of $21 million for a restructuring of the business.

b-business partners B.V.

        In June 2000, the Company entered into a share subscription agreement to acquire an interest in b-business partners B.V., which at December 31, 2003 remains at a four percent interest. The Company is committed to provide additional capital to b-business partners B.V. of $5 million. Further, b-business partners B.V. retains a put right to compel the Company to purchase 150,000 shares of b-business partners B.V. at a cost of approximately $19 million.

Other acquisitions and investments

        During 2003, 2002, and 2001, the Company invested $55 million, $154 million and $179 million, respectively, in 24, 32 and 60 new businesses, joint ventures or affiliated companies. Of these transactions, 1, 6 and 10, respectively, represented acquisitions accounted for as purchases and accordingly, the results of operations of the acquired businesses have been included in the Company's Consolidated Financial Statements from the respective acquisition dates. The aggregate purchase price of these acquisitions during 2003, 2002 and 2001 was $1 million, $55 million and $45 million, respectively. The aggregate excess of the purchase price over the fair value of the net assets acquired totaled $2 million, $93 million and $29 million, in 2003, 2002 and 2001, respectively, and has been recorded as goodwill. Assuming these acquisitions had occurred on the first day of the year prior to their purchase, the pro forma Consolidated Income Statement for those years would not have materially differed from reported amounts either on an individual or an aggregate basis.

Other divestitures

        In addition to the sold businesses described under discontinued operations, the Company periodically divests businesses and investments not considered by management to be aligned with its focus on power and automation technologies. The results of operations of these divested businesses are included in the Company's Consolidated Income Statement in the respective line items of income from continuing operations, through the date of disposition.

Divestment of Building Systems businesses

        In April 2002, the Company decided to dispose of its Building Systems businesses. The gradual disposal process was envisaged to extend over a non-defined period of time preceded by restructurings in several locations. The disposal of the Building Systems businesses contemplated that the Company would retain an involvement in the disposed operations through a combination of technology license agreements, supplier relationships, retention of certain orders and participation in the Board of Directors of some of the disposed of companies. As a result of these factors, the Company concluded that classification of the Building Systems businesses as discontinued operations according to SFAS 144 was not appropriate. The results of operations of these businesses and the results from the disposal of each disposed of business are reported in the Company's Consolidated Income Statement within continuing operations, through the date of disposition.

        In August 2003, the Company completed the sale of its Building Systems businesses located in Sweden, Norway, Denmark, Finland, Russia and the Baltics to YIT Corporation of Helsinki, Finland, for consideration of approximately $213 million. The Company recognized a net gain on disposal of $124 million, which is included in other income (expense), net.

        In 2003, the Company completed the sale of its Building Systems businesses located in several other countries, principally Belgium, the Netherlands, Austria, and the UK for aggregate proceeds of approximately $21 million. The Company recognized a net loss on disposal of $41 million, which is included in other income (expense), net.

        In February 2004, the Company signed an agreement to sell its Building Systems business located in Switzerland to CapVis Equity Partners AG, a Swiss private equity company, for a purchase price of approximately $39 million. During 2003, the Company recorded no impairment charge on this business, based on the estimated sales price of the business. The Company has retained a 10 percent ownership interest and anticipates a net gain on disposal of approximately $3 million.

Divestment of Air Handling business

        In January 2002, the Company sold its Air Handling business to Global Air Movement (Luxembourg) SARL for proceeds of $147 million, including a vendor note of $34 million issued by the purchaser. The Company recognized a net gain on disposal of $74 million, which is included in other income (expense), net.

Other divestitures

        In June 2003, the Company sold its interests in certain equity investees in Australia for approximately $90 million, resulting in a gain on disposal of $28 million recorded in other income (expense), net.

        In June 2003, the Company sold its entire 35 percent interest in Swedish Export Credit Corporation to the Government of Sweden for 1,240 million Swedish krona, resulting in net proceeds of approximately $149 million and a loss on disposal of $80 million recorded in other income (expense), net.

        During 2003, 2002 and 2001, the Company sold several operating units and investments for total proceeds of $31 million, $209 million and $117 million, respectively, and recognized net gains on disposal of $12 million, $24 million and $34 million, respectively, which are included in other income (expense), net. Net income from these businesses and investments was not significant in 2003, 2002 and 2001.

Note 5 Marketable securities

        Marketable securities consist of the following:

	December 31,
	2003	2002
Trading	$1	$48
Available-for-sale	455	532
Securities serving as hedges of the Company's management incentive plan (see Note 22)	17	9

Total	$473	$589

        To hedge its exposure to fluctuations in fair value of certain of the Company's warrant appreciation rights (WARs) issued under the Company's management incentive plan, the Company purchases cash-settled call options, which entitle the Company to receive amounts equivalent to its obligations under the outstanding WARs. In accordance with Emerging Issues Task Force No. 00-19 (EITF 00-19), Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock, the cash-settled call options have been recorded as assets measured at fair value, with subsequent changes in fair value recorded through earnings as an offset to the compensation expense recorded in connection with the WARs.

        Available-for-sale securities classified as marketable securities consist of the following:

	Cost	Unrealized gains	Unrealized losses	Fair value
At December 31, 2003:
Equity securities	$76	$25	$(1)	$100

Debt securities:
U.S. government obligations	71	2	(1)	72
European government obligations	29	1	(1)	29
Corporate	5	—	—	5
Other	228	21	—	249

Total debt securities	333	24	(2)	355

Total	$409	$49	$(3)	$455

At December 31, 2002:
Equity securities	$96	$2	$(26)	$72
Debt securities:
U.S. government obligations	61	3	—	64
European government obligations	23	1	(1)	23
Corporate	28	1	—	29
Other	326	18	—	344

Total debt securities	438	23	(1)	460

Total	$534	$25	$(27)	$532

        At December 31, 2003, contractual maturities of the above available-for-sale debt securities consist of the following:

	Cost	Fair value
Less than one year	$181	$181
One to five years	19	19
Six to ten years	30	31
Due after ten years	103	124

Total	$333	$355

        Gross realized gains on available-for-sale securities were $8 million, $11 million and $22 million in 2003, 2002 and 2001, respectively. Gross realized losses on available-for-sale securities were $2 million, $9 million and $9 million in 2003, 2002 and 2001, respectively. Additionally, in 2003 and 2002, the Company recorded charges of $36 million and $6 million, respectively, related to the impairment of available-for-sale securities. These charges are included in interest and other finance expense and other income (expense), net, respectively.

        The following table reflects gross unrealized losses and the fair value of those available-for-sale securities, aggregated by investment category, that at December 31, 2003, have been in a continuous unrealized loss position. These securities have been in a continuous unrealized loss position for less than 12 months. The Company has no available-for-sale securities that have been in a continuous unrealized loss position for 12 months or more.

Description of securities	Fair value	Unrealized losses
Equity securities	$3	$(1)
US government obligations	56	(1)
European government obligations	24	(1)

	$83	$(3)

        Unrealized losses on equity and debt securities held and classified as available-for-sale are judged to be only temporary based on the creditworthiness of the obligors as it relates to debt securities and as it relates to all securities held, the financial position of the underlying companies, the significance of the unrealized losses relative to the asset cost and the duration that the securities have been in an unrealized loss position.

        At December 31, 2002, investments and other included $77 million of available-for-sale securities, which were strategic investments. In 2002, net unrealized losses of $42 million on these investments were included in accumulated other comprehensive loss. In 2003, these investments were sold resulting in realized losses of $40 million, which is recorded in interest and other finance expense.

        At December 31, 2002, the Company contributed a portfolio of available-for-sale securities to a pension trust in Sweden at its then fair value of $260 million. In connection with this transfer, the

Company recognized the related cumulative net loss of $27 million in interest and other finance expense.

        The net change in unrealized gains and losses in fair values of trading securities was not significant in 2003, 2002 or 2001.

        At December 31, 2003 and 2002, the Company pledged $41 million and $15 million, respectively, of marketable securities as collateral for issued letters of credit, insurance contracts or other security arrangements.

Note 6 Financial instruments

Cash flow hedges

        The Company enters into forward foreign exchange contracts to manage the foreign exchange risk of its operations. To a lesser extent the Company also uses commodity contracts to manage its commodity risks. Where such instruments are designated and qualify as cash flow hedges, the changes in their fair value are recorded in accumulated other comprehensive loss, until the hedged item is recognized in earnings. At such time, the respective amount in accumulated other comprehensive loss is released to earnings and is shown in either revenues or cost of sales consistent with the classification of the earnings impact of the underlying transaction being hedged. Any hedge ineffectiveness is included in revenues and cost of sales but is not significant for 2003 and 2002.

        During 2003 and 2002, the amount of derivative financial instrument net gains or losses reclassified from accumulated other comprehensive loss to earnings were net gains of $58 million for 2003 and net losses of $4 million for 2002. It is anticipated that during 2004, $75 million of the amount included in accumulated other comprehensive loss at December 31, 2003, which represents gains on derivative financial instruments, will be reclassified to earnings when the underlying hedged transaction impacts earnings. Derivative financial instrument gains and losses reclassified to earnings offset the losses and gains on the items being hedged.

        While the Company's cash flow hedges are primarily hedges of exposures over the next twelve months, the amount included in accumulated other comprehensive loss at December 31, 2003 includes hedges of certain exposures maturing up to 2007.

Fair value hedges

        To reduce its interest rate and forreign currency exposure arising primarily from its funding activities, the Company uses interest rate and cross-currency swaps. Where such instruments are designated as fair value hedges, the changes in fair value of these instruments, as well as the changes in fair value of the underlying liabilities, are recorded as offsetting gains and losses in the determination of earnings. The amount of hedge ineffectiveness was $11 million in 2003 and was not significant in 2002.

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

        Marketable securities:    Fair values are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

        Financing receivables and loans (non-current portion):    Fair values are determined using a discounted cash flow methodology based upon loan rates of similar instruments. The carrying values and estimated fair values of long-term loans granted at December 31, 2003 were $434 million and $421 million, respectively, and at December 31, 2002 were $629 million and $517 million, respectively.

        Long-term borrowings (non-current portion):    Fair values are based on the present value of future cash flows discounted at estimated borrowing rates for similar debt instruments or in the case of bond or note issuances, using the relevant borrowing rates derived from interest rate swap curves. Such swap curves are interest rates quoted by market participants for the relevant maturities, excluding any component associated with credit risk of counterparties. As these bonds or note issuances reflect liabilities of the Company, if the Company's credit rating was reflected in these discount rates, the present value calculation would result in a lower fair value liability. The carrying values and estimated fair values of long-term borrowings at December 31, 2003 were $6,290 million and $6,936 million, respectively, and at December 31, 2002 were $5,358 million and $5,763 million, respectively.

        Derivative financial instruments:    Fair values are the amounts by which the contracts could be settled. These fair values are estimated by using a discounted cash flow methodology based on available market data, option pricing models or by obtaining quotes from brokers. At December 31, 2003 and 2002, the carrying values equal fair values. The fair values are disclosed in Notes 10 and 16.

Note 7 Receivables

        Receivables consist of the following:

	December 31,
	2003	2002
Trade receivables	$3,481	$3,164
Other receivables	1,229	1,286
Allowance	(250)	(210)

	4,460	4,240
Unbilled receivables, net:
Costs and estimated profits in excess of billings	1,706	1,594
Advance payments received	(829)	(700)

	877	894

Total	$5,337	$5,134

        Trade receivables include contractual retention amounts billed to customers of $85 million and $129 million at December 31, 2003 and 2002, respectively. Management expects the majority of related contracts will be completed and substantially all of the billed amounts retained by the customer will be collected within one year of the respective balance sheet date. Other receivables consist of V.A.T., claims, employee and customer related advances, the current portion of direct finance and sales-type leases and other non-trade receivables, including the retained interests on sold receivables under the Company's securitization programs.

        Costs and estimated profits in excess of billings represent sales earned and recognized under the percentage-of-completion method. Amounts are expected to be collected within one year of the respective balance sheet date.

        During 2003 and 2002, the Company sold trade receivables to two separate QSPEs, unrelated to the Company, in revolving-period securitizations. The Company retains servicing responsibility relating to the sold receivables. Solely for the purpose of credit enhancement from the perspective of the QSPEs, the Company retains an interest in the sold receivables (retained interests). These retained interests are initially measured at estimated fair values, which the Company believes approximate historical carrying values, and are subsequently measured based on a periodic evaluation of collections and delinquencies.

        Given the short-term, lower-risk nature of the assets securitized, market movements in interest rates would not significantly impact the carrying value of the Company's retained interests. An adverse movement in foreign currency rates could have an impact on the carrying value of these retained interests as the retained interests are denominated in the original currencies underlying the sold receivables. While such remeasurements are recognized in earnings, the impact has historically not been significant due to the short-term nature of the receivables and economic hedges in place relating to foreign currency movement risk.

        The Company routinely evaluates its portfolio of trade receivables for risk of non-collection and records an allowance for doubtful debts to reflect the carrying value of its trade receivables at estimated net realizable value. Pursuant to the requirements of the revolving-period securitizations through which the Company securitizes certain of its trade receivables, the Company effectively bears the risk of potential delinquency or default associated with trade receivables sold or interests retained. Accordingly, in the normal course of servicing the assets sold, the Company evaluates potential collection losses and delinquencies and updates the estimated fair value of the Company's retained interests. An increase in delinquency rates compared to historic levels would cause an increase in the retained interest. Ultimately, if the customer defaults, the Company will be responsible for absorbing the amount. The fair value of the retained interests at December 31, 2003 and 2002, was approximately $367 million and $497 million, respectively.

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

        During 2003 and 2002, the following cash flows were received from and paid to QSPEs:

	December 31,
	2003	2002
Gross trade receivables sold to QSPEs ($482 and $800)*	$5,661	$5,972
Collections made on behalf of and paid to QSPEs (($663) and ($735))*	(5,883)	(6,074)
Purchaser's, liquidity and program fees (($2) and ($5))*	(21)	(37)
Decrease (increase) in retained interests ($119 and ($91))*	124	(245)

Net cash paid to QSPEs during the year (($64) and ($31))*	$(119)	$(384)

*
Related to assets held for sale and in discontinued operations for 2003 and 2002, respectively

        During the fourth quarter of 2002, a number of changes were made to the two securitization programs as a consequence of the Company's credit rating falling below BBB (Standard & Poor's) and Baa2 (Moody's). These changes included, in the case of the first program, twice monthly settlements (instead of monthly), the sale of additional receivables as security, changes in the eligibility criteria for receivables to be sold and the establishment of certain banking and collection procedures in respect of the sold receivables. Changes in the second program included the introduction of net cash settlements twice per month (instead of monthly), the daily transfer of collections of sold receivables, as well as a fixed percentage of retained interest on the sale of new receivables. In 2003, further amendments have been made to the second program, including the return to a dynamic calculation of the retained interest on the receivables sold rather than a fixed percentage. Under the amended terms of the second program, if the Company's rating falls below BB+ (Standard & Poor's) or Ba3 (Moody's) then the Company may be required to relinquish its right to collect the sold receivables on behalf of the QSPE, and instead the cash collection of such sold receivables would be made directly to the account of the QSPE.

        The Company records a loss on sale and the purchaser's, liquidity and program fees at the point of sale of the receivables to the QSPEs. The total cost of $21 million and $37 million in 2003 and 2002, respectively, related to the securitization of trade receivables, is included in interest and other finance expense.

        The decrease in gross receivables sold in 2003 compared to 2002 is due primarily to the fact that businesses which were either classified as discontinued operations or which were sold by the Company were phased out of the securitization programs during the year.

        The reduction in gross receivables sold, a lower average funded volume, a reduction in default and delinquency rates, as well as the fact that 2002 contained costs related to restructuring the programs, all contributed to lower purchaser's, liquidity and program fees in 2003 compared to 2002. The decrease in retained interests in 2003 of $124 million was mainly due to businesses classified as discontinued operations or held for sale being phased out of the programs. The increased retained interests in 2002 of $245 million were caused by the additional credit enhancement measures taken by the QSPEs in 2002 as described above.

        The following table reconciles total gross receivables to the amounts in the Consolidated Balance Sheet after the effects of securitization at December 31, 2003 and 2002:

	December 31,
	2003	2002
Total trade receivables	$4,794	$4,667
Portion derecognized	(508)	(512)
Retained interests included in other receivables	(390)	(514)

Trade receivables	3,896	3,641
Less: Trade receivables included in assets held for sale and in discontinued operations	(415)	(477)

Trade receivables—continuing operations	$3,481	$3,164

        At December 31, 2003 and 2002, of the gross trade receivables sold, the total trade receivables for which cash has not been collected at those dates amounted to $898 million and $1,026 million, respectively ($0 million and $183 million related to assets held for sale and in discontinued operations in 2003 and 2002, respectively). At December 31, 2003 and 2002 an amount of $34 million and $96 million, respectively ($0 million and $19 million related to assets held for sale and in discontinued operations in 2003 and 2002, respectively), was more than 90 days past due which is considered delinquent pursuant to the terms of the programs.

        In addition, the Company transfers receivables outside of the above described securitization programs. These transfers were sales, made without recourse, directly to banks and/or sales pursuant to factoring or similar type arrangements. Total sold receivables included in these transactions during 2003 and 2002 were approximately $1,400 million (of which $581 million related to assets held for sale and in discontinued operations) and $534 million (of which $22 million related to assets held for sale and in discontinued operations), respectively. The related costs, including the associated gains and losses, were $12 million ($3 million related to assets held for sale and in discontinued operations) in 2003. In 2002 the related costs were not significant.

Note 8 Variable interest entities

The following VIEs are consolidated, as the Company is the primary beneficiary as defined by FIN 46.

        In March 2003, the Company sold its aircraft-leasing portfolio in Sweden to a third party. Subsequent to divestment, the Company continued its involvement in this business by providing significant financial support in the form of mezzanine and subordinated financing of approximately $90 million to the VIE formed by the buyer upon acquisition, exclusively for the purpose of servicing the aircraft leasing portfolio. As the primary beneficiary of the VIE, the Company retained approximately $182 million of assets and acquired approximately $76 million of third party long-term borrowings provided to the VIE at December 31, 2003. All of the VIE's assets serve as collateral for the senior debt provided by third parties. The Company has no ownership interest and there is no recourse to the general credit of the Company.

        The Company maintains an immaterial equity interest and provides approximately $1.2 million of financing to a VIE that was established to develop software tools for the process automation industry. The VIE recognized revenues of $0.5 million and a loss before interest and taxes of approximately $0.2 million. The Company has a minority ownership interest and there is no recourse to the general credit of the Company.

        The Company consolidates a VIE that provides energy services through rental and maintenance contracts with third parties. The VIE recognized revenues of approximately $0.5 million and an immaterial loss before interest and taxes. The Company has a minority ownership interest and there is no recourse to the general credit of the Company.

The following VIEs are not consolidated, as the Company is not the primary beneficiary as defined by FIN 46.

        The Company maintains a combined equity and financing interest of approximately $603 million in six VIEs that were established as joint ventures to develop power plants in various countries. The Company's involvement with these VIEs began between 1995 and 2000 at the dates of inception of the VIEs. The purpose of the VIEs is to contract the engineering, procurement, commissioning and financing of the power plants. These VIEs have combined total assets of approximately $2,900 million and reported combined total revenues and earnings before interest and taxes of $589 million and $94 million, respectively. The exposure to loss as a result of involvement with the VIEs is limited to the Company's equity and financing interests.

        In January 2002, the Company sold its Air Handling business for proceeds of $147 million including a vendor note of $34 million issued by the purchaser. The purchaser established a VIE upon acquisition for this business. The Company's exposure to loss as a result of involvement with the VIE is limited to the outstanding vendor note at December 31, 2003.

        The Company maintains a 50 percent equity interest in two VIEs that were established to build four transmission power lines and 22 substations in Mexico. The equity interests are not significant in value. The Company's involvement with these VIEs began in September and November 1997, respectively, when the VIEs were formed. The purpose of the VIEs is to contract the engineering, procurement, commissioning and Company's financing of these projects. These VIEs have total assets of approximately $89 million, and reported combined total revenues and earnings before interest and taxes of $8 million and $0.2 million, respectively. The exposure to loss as a result of involvement in the VIEs is limited to the Company's equity interest.

        The Company maintains a minority equity interest, that is insignificant in value, in a VIE that was established with another contractor for executing a project for the construction of two substations and four transmission lines in Mexico. The Company's involvement began in February 2002 when the VIE was formed. The sole purpose of the VIE is to submit a bid to execute, to organize subcontracting and to arrange financing of the project. The entity has assets of $128 million and reported revenues and earnings before interest and taxes of approximately $128 million and $0, respectively. The Company's exposure to loss as a result of involvement with the VIE is limited to the Company's equity interest in the VIE.

        The Company maintains a combined equity and financing interest of $11 million in two VIEs that were established to execute a project in London, England. One VIE was established to serve as a consortium among two third parties and the Company. The purpose of this VIE is to operate, maintain and finance the power distribution project. The second VIE is the financing vehicle for the project. The Company's involvement began at the inception of these VIEs in August 1998. These VIEs have total assets of approximately $412 million and reported combined total revenues and earnings before interest and taxes of $106 million and $17 million, respectively. The Company's exposure to loss as a result of involvement with the VIEs is limited to the Company's equity and financing interest in the VIEs.

        The Company has an equity interest of approximately $0.3 million in two VIEs that were established for developing real estate in Germany. The Company's involvement with these VIEs began at inception in 1995. The VIEs have total assets of approximately $61 million. The Company's exposure to loss as a result of involvement with the VIEs is limited to the Company's equity interest in the VIEs.

        The Company maintains an equity interest of approximately $0.1 million in two VIEs that were established for holding and leasing real estate in Germany. The Company's involvement began when the VIEs were established in 1993 and 1995, respectively. The purpose of the VIEs is to realize real estate savings arising from specific project financing. The VIEs total assets are approximately $20 million and earnings before interest and taxes of the VIEs is approximately break-even. The Company's exposure to loss as a result of involvement with these VIEs is limited to the Company's equity interest.

        The Company maintains an equity and financing interest of approximately $0.2 million in a VIE established to expand and operate an airport in Oman. The Company's involvement began in January 2002. The VIE has assets of $9 million and reported revenues of $18 million. The Company's exposure to loss as a result of involvement with this VIE is limited to the Company's equity and financing interests.

Note 9 Inventories

        Inventories, including inventories related to long-term contracts, consist of the following:

	December 31,
	2003	2002
Commercial inventories, net:
Raw materials	$1,084	$1,014
Work in process	1,143	958
Finished goods	372	318

	2,599	2,290

Contract inventories, net:
Inventoried costs	352	371
Contract costs subject to future negotiation	20	23
Advance payments received related to contracts	(366)	(423)

	6	(29)

Total	$2,605	$2,261

        Contract costs subject to future negotiation are deemed probable of recovery through changes in the contract price and are deferred until the parties have agreed on these changes.

Note 10 Prepaid expenses and other

        Prepaid expenses and other current assets consist of the following:

	December 31,
	2003	2002
Prepaid expenses	$419	$448
Deferred taxes	553	556
Advances to suppliers and contractors	194	207
Derivatives	682	1,247
Other	154	170

Total	$2,002	$2,628

Note 11 Financing receivables

        Financing receivables consist of the following:

	December 31,
	2003	2002
Loans receivable	$434	$629
Finance leases (see Note 17)	425	550
Other	471	426

Total	$1,330	$1,605

        Loans receivable primarily represent financing arrangements provided to customers under long-term construction contracts and other activities. Loans receivable include notes receivable from unconsolidated affiliates of $22 million and $76 million at December 31, 2003 and 2002, respectively.

        Included in finance leases at December 31, 2003 and 2002 are $8 million and $7 million, respectively, of assets pledged as security for other liabilities. Additionally, $246 million and $212 million of finance lease receivables were pledged as security for long-term borrowings at December 31, 2003 and 2002, respectively.

        Other financing receivables at December 31, 2003 and 2002 include $312 million and $349 million, respectively, of assets pledged as security for other liabilities. Of these amounts, $54 million and $58 million, respectively, are marketable securities.

        During 2003 and 2002, the Company sold or transferred to financial institutions various portfolios and individual financing receivables (see Note 17). These transfers included sales of finance lease receivables and loan receivables. Financing receivables sold or transferred and derecognized from the Consolidated Balance Sheet in accordance with SFAS 140 totaled $338 million and $295 million in 2003 and 2002, respectively. Related costs of these transactions, including the associated gains and losses, were approximately $3 million and $13 million in 2003 and 2002, respectively.

Note 12 Property, plant and equipment

        Property, plant and equipment consist of the following:

	December 31,
	2003	2002
Land and buildings	$2,517	$2,193
Machinery and equipment	4,600	4,176
Construction in progress	104	241

	7,221	6,610
Accumulated depreciation	(4,381)	(3,909)

Total	$2,840	$2,701

Note 13 Goodwill and other intangible assets

        The changes in the carrying amount of goodwill for the year ended December 31, 2003, are as follows:

	Automation Technologies	Power Technologies	Non-core activities	Corporate/ Other	Total
Balance at January 1, 2003	$1,602	$427	$134	$58	$2,221
Goodwill acquired during the year	1	1	—	—	2
Impairment losses	—	—	—	(2)	(2)
Goodwill written off related to sale of businesses	—	—	(2)	(1)	(3)
Other	(4)	—	—	—	(4)
Internal reorganization	1	—	(10)	9	—
Foreign currency translation	98	11	—	8	117

Balance at December 31, 2003	$1,698	$439	$122	$72	$2,331

        The changes in the carrying amount of goodwill for the year ended December 31, 2002, are as follows:

	Automation Technologies	Power Technologies	Non-core activities	Corporate/ Other	Total
Balance at January 1, 2002	$1,572	$401	$99	$38	$2,110
Goodwill acquired during the year	25	19	33	16	93
Impairment losses	—	—	(7)	(2)	(9)
Goodwill written off related to sale of businesses	(65)	—	—	(2)	(67)
Other	(8)	(1)	9	1	1
Foreign currency translation	78	8	—	7	93

Balance at December 31, 2002	$1,602	$427	$134	$58	$2,221

        At December 31, 2003, the $122 million of goodwill in Non-core activities is related to New Ventures. At December 31, 2002, the $134 million of goodwill in Non-core activities was comprised of: New Ventures $130 million; Building Systems $2 million; and other Non-core activities $2 million.

        The goodwill acquired in 2003 related to the purchase of minority interest in certain consolidated subsidiaries of the Company for cash and debt consideration of $2 million. Of the $93 million goodwill acquired in 2002, $48 million related to the purchase of minority interest in certain consolidated subsidiaries of the Company for cash consideration of $40 million. The remaining $45 million relates to the purchase of six entities for $52 million.

        The Company decreased goodwill by $4 million in 2003 and increased goodwill by $1 million during 2002 due to adjustments of the purchase price for certain prior period acquisitions.

        Included in the loss from discontinued operations, net of tax, for 2003 is an $84 million impairment charge relating to the Company's Insurance business. Of the $84 million, $2 million was previously reported in Corporate/Other. This goodwill was written off because the carrying value of the Insurance business exceeded its estimated fair value, based on the estimated sales price for the Insurance business.

        Intangible assets consist of the following:

	December 31,
	2003			2002
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Capitalized software	$772	$(439)	$333	$580	$(272)	$308
Other	533	(317)	216	551	(272)	279

Total	$1,305	$(756)	$549	$1,131	$(544)	$587

        Amortization expense of intangible assets for 2003 and 2002 amounted to $177 million and $143 million, respectively.

        Amortization expense of intangible assets is estimated to be as follows(1)

2004	$153
2005	$149
2006	$119
2007	$73
2008	$49
Thereafter	$4

(1)
The estimated amortization expense is calculated as if no future expenditures will be made.

        In 2003 and 2002, the Company did not identify any intangible assets not subject to amortization with the exception of $2 million and $24 million, respectively, related to an intangible pension asset (see Note 21).

        Other intangible assets primarily include intangibles created through acquisitions, such as trademarks and patents.

        For the years ended December 31, 2003 and 2002, the Company acquired intangible assets of $73 million ($69 million of software and $4 million of other intangible assets) and $91 million ($86 million of software and $5 million of other intangible assets), respectively. For items capitalized in 2003 and 2002, the weighted average amortization period for capitalized software is 4 years and for other intangible assets is 6 years.

        The Company recorded write-downs of intangible assets of $11 million, $25 million and $26 million, in 2003, 2002 and 2001, respectively, related to software developed for internal use.

The write-downs are included in other income (expense), net in the Consolidated Income Statement.

Note 14 Equity accounted companies

        The Company recorded earnings of $80 million, $211 million and $79 million in 2003, 2002, and 2001 respectively, in investments,and other income (expense) net, representing the Company's share of the pre-tax earnings (losses) of investees accounted for under the equity method of accounting. The Company has recorded, at December 31, 2003, and 2002, $562 million and $730 million, respectively, in investments and other, representing the Company's investment in these equity investees. Significant companies accounted for using the equity method of accounting included: Jorf Lasfar Energy Company S.C.A. (JLEC), Morocco (the Company owns 50 percent) and Swedish Export Credit Corporation (SECC), Sweden (the Company owned 35.4 percent). In June 2003, the Company sold its entire interest in SECC to the Government of Sweden. As reflected in its audited financial statements, SECC's total net income (loss) for the year ended December 31, 2002 and 2001 was $254 million and $(32) million, respectively and SECC's shareholders' equity was $441 million and $526 million at December 31, 2002 and 2001, respectively.

			The Company's share of the pre-tax earnings (losses) of equity-accounted investees
	Investment balance 2003	Investment balance 2002
			2003	2002	2001
JLEC	$372	$336	$62	$73	$85
SECC	—	206	13	125	(16)
Other(1)	190	188	5	13	10
Total	$562	$730	$80	$211	$79
Less: Current income tax expense			(7)	(49)	(7)
The Company's share of earnings of equity-accounted investees			$73	$162	$72

(1)
encompasses additional investments, none of which are individually significant

        The following table represents selected financial information for JLEC and not the Company's share in this equity accounted company.

	2003	2002	2001
Total current assets	$277	$225	$267
Total non-current assets	$1,162	$1,124	$1,073
Total current liabilities	$314	$249	$188
Total non-current liabilities	$612	$621	$588
Total shareholders' equity	$513	$479	$564
Revenues	$369	$364	$357
Income before taxes	$122	$143	$168
Net income	$120	$132	$161

        As security for repayment by JLEC of certain of its loans, the Company, JLEC and the other 50 percent shareholder in JLEC have entered into various pledge agreements with several banks and other secured parties. The Company has pledged all of its shares, claims, rights and interest in JLEC in accordance with the pledge agreements. Such security shall continue in effect until the repayment in full of all outstanding principal and interest and other fees, which is scheduled to occur in February 2013.

        The Company has entered into other similar pledge agreements for certain other equity accounted for companies. The Company has also granted lines of credit and has committed to provide additional capital for certain equity accounted companies. At December 31, 2003, the total unused lines of credit amounted to $11 million and the capital commitments amounted to $64 million.

        The Company's 2003 Consolidated Financial Statements include the following aggregate amounts related to transactions with equity accounted investees and other related parties:

	2003	2002
Revenues	$123	$93
Receivables	$98	$75
Other current assets	$17	$27
Financing receivables, non-current	$22	$76
Payables	$6	$30
Short-term borrowings	$32	$39
Long-term borrowings	$48	$1
Other current liabilities	$4	$21

Note 15 Borrowings

        The Company's total borrowings at December 31, 2003 and 2002 were $7,887 million and $7,928 million, respectively.

Short-term borrowings

        The Company's short-term borrowings consist of the following:

	December 31,
	2003	2002
Commercial paper (weighted-average interest rate of 4.8%)	$—	$478
Other short-term borrowings (weighted-average interest rate of 3.8% and 5.3%)	246	428
Current portion of long-term borrowings (weighted-average interest rate of 4.9% and 3.7%)	1,351	1,664

Total	$1,597	$2,570

        Other short-term borrowings primarily represent short-term loans from various banks. Commercial paper outstanding at December 31, 2002 had maturities of less than 3 months.

        On November 17, 2003, the Company entered into a new unsecured syndicated $1.0 billion three-year revolving credit facility, which became available in December 2003 after the fulfillment of certain conditions, including the repayment and cancellation of the existing $1.5 billion 364-day facility entered into in December 2002 and the raising of a specified minimum level of gross proceeds from the rights issue (see Note 23) and from the euro denominated bonds issued in November 2003.

        No amount was drawn under the new facility at December 31, 2003. The interest costs of borrowings under the facility are LIBOR (or EURIBOR in the case of drawings in euro) plus 0.8 percent to 2.25 percent, depending on the Company's senior unsecured long-term debt rating. Commitment fees are paid on the unused portion of the facility and a utilization fee is payable when borrowings are equal to or greater than 33 percent of the facility; the level of these fees is linked to the ratings of the Company's senior unsecured long-term debt.

        The new credit facility contains certain financial covenants in respect of minimum interest coverage, maximum net leverage and a minimum level of consolidated net worth. The Company is required to meet these covenants on a quarterly basis beginning with the period ended December 31, 2003. Should the Company's senior unsecured long-term debt ratings reach certain defined levels, these covenants will only have to be calculated at June and December of each year. The new facility also contains provisions for the mandatory prepayment and cancellation of the facility upon a change of control of the Company.

        The new credit facility imposes restrictions on the amount of third party indebtedness in subsidiaries other than in the obligors under the facility, subject to certain exceptions. The facility also contains certain other undertakings including limitations on disposals of assets, restrictions on mergers and acquisitions, negative pledges and restrictions on the early redemption of capital market instruments, such as bonds having a maturity date beyond that of the facility. However, the facility permits the lengthening of the maturity profile of the Company's debt through the early redemption of any bonds or other capital market instruments out of the net cash proceeds of any capital market instrument issued after November 17, 2003, and having a maturity date not earlier than the capital market instruments being repaid.

        The new facility contains cross-default clauses whereby an event of default would occur if the Company was to default on indebtedness, as defined in the facility, at or above a specified threshold.

        At December 31, 2002, nothing had been drawn under the $1.5 billion facility which was secured by a package of assets with a net carrying value of $3.5 billion at December 31, 2002, and by certain intra-group loans. Beginning January 2003, amounts were drawn under the facility in line with the facility's specified monthly borrowing limits. Commitment fees were paid on the unused portion of the facility. The interest costs on borrowings were LIBOR plus 3.5 percent, or, for any borrowing in euro, EURIBOR plus 3.5 percent. In December 2003, the amount outstanding was repaid, the facility cancelled and the related security released.

Long-term borrowings

        The Company utilizes a variety of derivative products to modify the characteristics of its long-term borrowings. The Company uses interest rate swaps to effectively convert certain fixed-rate long-term borrowings into floating rate obligations. For certain non-U.S. dollar denominated borrowings, the Company utilizes cross-currency swaps to effectively convert the borrowings into U.S. dollar obligations. As required by SFAS 133, borrowings, which have been designated as being hedged by fair value hedges are stated at their fair values.

        The following table summarizes the Company's long-term borrowings considering the effect of interest rate and currency swaps:

	December 31, 2003			December 31, 2002
	Balance	Nominal rate	Effective rate	Balance	Nominal rate	Effective rate
Floating rate	$4,241	5.9%	3.2%	$5,242	5.1%	3.0%
Fixed rate	1,754	5.8%	5.8%	1,027	5.0%	5.0%
Convertible bonds	1,646	4.1%	4.1%	753	4.6%	4.6%

	7,641			7,022
Current portion of long-term borrowings	(1,351)	4.9%	1.8%	(1,664)	3.7%	1.9%

Total	$6,290			$5,358

        At December 31, 2003, maturities of long-term borrowings were as follows:

Due in 2004	$1,351
Due in 2005	1,195
Due in 2006	646
Due in 2007	898
Due in 2008	879
Thereafter	2,672

Total	$7,641

        In November 2003, the Company issued bonds of an aggregate principal amount of 650 million euro, or approximately $769 million at issuance, due 2011. These bonds pay interest semi-annually in arrears at a fixed annual rate of 6.5 percent. In the event of a change of control of the Company, the terms of the bonds require the Company to offer to repurchase the bonds at 101 percent of the principal amount thereof, plus any accrued interest.

        In September 2003, the Company issued convertible unsubordinated bonds of an aggregate principal amount of 1,000 million Swiss francs, or approximately $722 million at issuance, due 2010. The bonds pay interest annually in arrears at a fixed annual rate of 3.5 percent. On issuance, each 5,000 Swiss francs of principal amount of bonds was convertible into 418.41004 fully paid ordinary shares of the Company at an initial conversion price of 11.95 Swiss francs. The conversion price is subject to adjustment provisions to protect against dilution or change in control. As a result of the decision at the extraordinary general meeting of shareholders on November 20, 2003, to increase the share capital of the Company by issuing a further 840,006,602 shares, the conversion price and conversion ratio of the bonds were adjusted to 9.53 Swiss francs and 524.65897 shares respectively, effective December 12, 2003, representing a total of 104,931,794 shares if the bonds were fully converted.

        The bonds are convertible at the option of the bondholder at any time from October 21, 2003 up to and including the tenth business day prior to September 10, 2010. The Company may at any time on or after September 10, 2007 redeem the outstanding bonds at par plus accrued interest if, for a certain number of days during a specified period of time, the official closing price of the Company's ordinary shares on the relevant exchange has been at least 150 percent of the conversion price. In addition, at any time prior to maturity, the Company can redeem the outstanding bonds at par plus accrued interest, if at least 85 percent in aggregate of the principal amount of bonds originally issued have been redeemed, converted or purchased and cancelled. The Company has the option to redeem the bonds when due in cash, ordinary shares or any combination thereof.

        In May 2002, the Company issued $968 million aggregate principal amount of convertible unsubordinated bonds due 2007.The bonds pay interest semi-annually in arrears at a fixed annual rate of 4.625 percent. The bonds were initially convertible into 84,940,935 fully paid ordinary shares of the Company at an initial conversion price of 18.48 Swiss francs (converted into U.S. dollars at a fixed conversion rate of 1.6216 Swiss francs per U.S. dollar). The conversion price is subject to adjustment provisions to protect against dilution or change in control. As a result of the rights issue and resulting increase in the share capital of the Company, the conversion price of the bonds was adjusted, effective November 21, 2003, to 14.64 Swiss francs (converted into U.S. dollars at the fixed exchange rate of 1.6216 Swiss francs per U.S. dollar), representing a total of 107,220,546 shares if the bonds were fully converted.

        The $968 million bonds are convertible at the option of the bondholder at any time from June 26, 2002 up to and including May 2, 2007. The Company may, at any time on or after May 16, 2005, redeem the outstanding bonds at par plus accrued interest if, (1) for a certain number of days during a specified period of time, the official closing price of the Company's ordinary shares on the virt-x exceeds 130 percent of the conversion price, or (2) if at least 85 percent in aggregate principal amount of bonds originally issued have been exchanged, redeemed or purchased and cancelled. The Company has the option to redeem the bonds when due in cash, ordinary shares or any combination thereof.

        The Company's shares are denominated in Swiss francs, while the bonds are denominated in U.S. dollars. Consequently, in accordance with SFAS 133, as clarified in discussions between the Company and the Securities and Exchange Commission, a component of the $968 million convertible bonds must be accounted for as an embedded derivative. A portion of the issuance proceeds is deemed to relate to the value of the derivative on issuance and subsequent changes in value of the derivative are recorded through earnings and as an adjustment to the carrying value of the bonds. The allocation of a portion of the proceeds to the derivative creates a discount on issuance, which is amortized to earnings over the life of the bonds. Through December 31, 2002, primarily as a result of the decline in the Company's share price since issuance of the bonds, the Company recorded a gain from the change in fair value of the derivative, partially offset by amortization of the effective discount, resulting in a net decrease to interest and other finance expense of $215 million, with a corresponding reduction in long-term borrowings. At December 31, 2003, as a result of an increase in value of the derivative (related among other factors, to the increase in the Company's share price since December 31, 2002), combined with the continued amortization of the discount on issuance, there was a charge to interest and other finance expense of $84 million in 2003, and a corresponding increase in long-term borrowings, when compared to December 31, 2002.

        In May 2002, the Company issued bonds due in 2009 with an aggregate principal amount of 200 million pounds sterling, or approximately $292 million at the time of issuance, which pay interest semi-annually in arrears at 10 percent per annum. The Company also issued in May 2002 bonds due in 2008 with an aggregate principal amount of 500 million euro, or approximately $466 million at the time of issuance, which pay interest annually in arrears at 9.5 percent per annum.

        The 200 million pounds sterling bonds and the 500 million euro bonds contain certain clauses linking the interest paid on the bonds to the credit rating assigned to the bonds. If the rating assigned to these bonds by both Moody's and Standard & Poor's remains at or above Baa3 and BBB-, respectively, then the interest rate on the bonds remains at the level at issuance, that is 10 percent and 9.5 percent for the sterling and euro bonds, respectively. If the rating assigned by either Moody's or Standard & Poor's decreases below Baa3 or BBB-, respectively, then the annual interest rate on the bonds increases by 1.5 percent per annum to 11.5 percent and 11 percent for the sterling and euro bonds, respectively. If after such a rating decrease, the rating assigned by both Moody's and Standard & Poor's returns to a level at or above Baa3 and BBB-, respectively, then the interest rates on the bonds return to the interest level at issuance. As a result of the downgrade of the Company's long-term credit rating by Moody's to Ba2 on October 31, 2002, this step-up clause in interest was triggered on both bonds. The increase in interest costs is effective for interest periods beginning after the payment of the coupon accruing at the date of the downgrade.

        In line with the Company's policy of reducing its interest and currency exposure, a cross-currency swap has been used to modify the characteristics of the 200 million pounds sterling bonds and an interest rate swap to modify the 500 million euro bonds. After considering the impact of the cross-currency and interest rate swaps, the 200 million pounds sterling bonds effectively became a floating rate U.S. dollar obligation, while the 500 million euro bonds became a floating rate euro obligation. In both cases, the floating rate resets every three months. Accordingly, both the 200 million pounds sterling bonds and the 500 million euro bonds are included as "floating rate" in the table of long-term borrowings above.

        In 2003 and 2002, the Company repurchased outstanding bonds with a face value of $94 million and $109 million, respectively. In connection with these repurchases the Company recorded an insignificant gain on extinguishments of debt. In 2002, the Company cancelled repurchased bonds with a face value of $31 million and subsequently re-issued repurchased bonds totaling a face value of $19 million. The re-issue price became the new cost basis of the bonds.

        Almost all of the Company's publicly traded bonds contain cross-default clauses which would allow the bondholders to demand repayment if the Company was to default on any borrowing at or above a specified threshold.

Note 16 Accrued liabilities and other

        Accrued liabilities and other consists of the following:

	December 31,
	2003	2002
Asbestos and related costs (see Note 18)	$813	$1,091
Accrued personnel costs	650	643
Provisions for warranties and contract penalties	566	434
Contract related reserves	532	505
Taxes payables	425	412
Interest	303	277
Provisions for restructuring	269	232
Derivatives	220	1,102
Deferred taxes	200	236
Pension and other employee benefits	110	101
Other	1,052	1,102

Total	$5,140	$6,135

        The amount in "Other" represents provisions for project disputes, other legal related matters and other accrued expenses and deferred income.

Note 17 Leases

Lease obligations

        The Company's lease obligations primarily relate to real estate and office equipment. In the normal course of business, management expects most leases to be renewed or replaced by other leases. During 2002 the Company entered into a sale-leaseback transaction relating to substantially all of the Company's properties in Sweden. This resulted in an increase in minimum rent payments to third parties, as compared to the previous years. Minimum rent expense under operating leases included in the income from continuing operations was $403 million, $323 million and $200 million in 2003, 2002 and 2001, respectively.

        At December 31, 2003, future net minimum lease payments for operating leases having initial or remaining non-cancelable lease terms in excess of one year consist of the following:

2004	$363
2005	292
2006	241
2007	187
2008	174
Thereafter	623

1,880
Sublease income	(82)

Total	$1,798

Investments in leases

        The Company's former Financial Services division provided sales support to the Company's industrial entities' customers by means of lease financing and credit arrangements, as well as other direct third-party lease financing. In November 2002, the Company completed the sale of most of its Structured Finance business, part of the former Financial Services division, to GE (see Note 3). The Structured Finance portfolio divested included global infrastructure financing, equipment leasing and financing businesses. During 2003, the Company sold various lease portfolios in Germany, Finland and Switzerland. These transactions are in line with the Company's ongoing strategy to divest non-core businesses to focus on power and automation technologies. The Company retained some leasing assets including investments in sales-type leases, leveraged leases and direct financing leases that are included in financing receivables (see Note 11).

        The Company's non-current investments in direct financing, sales-type and leveraged leases, including $54 million of net investments in an aircraft leasing portfolio, reported by a VIE in Sweden (see Note 8), consist of the following:

	December 31,
	2003	2002
Minimum lease payments receivable	$415	$653
Residual values	42	48
Unearned income	(57)	(145)

	400	556
Leveraged leases	61	35

	461	591
Current portion	(36)	(41)

Total	$425	$550

        At December 31, 2003, minimum lease payments under direct financing and sales-type leases are scheduled to be received as follows:

2004	$50
2005	47
2006	37
2007	24
2008	21
Thereafter	236

Total	$415

Note 18 Commitments and contingencies

IBM Outsourcing Agreement

        In 2003, the Company entered into a 10-year global framework agreement with International Business Machines Corporation (IBM) to outsource the Company's information systems infrastructure services to IBM. This global framework agreement forms the basis for country agreements entered into between the Company and IBM in 13 countries in which the Company operates as well as Company headquarters. Pursuant to these agreements, the Company's information technology (IT) personnel were transferred and certain IT equipment was sold to IBM. Costs associated with the transfer of employees have been recognized in 2003 and were not significant. The IT equipment was sold to IBM at its net book value resulting in no gain or loss on disposal.

        Pursuant to the global framework agreement, the Company is permitted to terminate an individual country agreement, on providing to IBM three months notice. On termination, termination charges, which are within standard commercial terms, are payable to IBM. Such termination charges decline over the term of the global framework agreement and are based on the preceding 12-month period's costs and the number of years remaining on the agreement.

        The global framework agreement also includes an obligation for IBM to lease new personal computers and other IT equipment to the Company as older equipment is retired. The Company accounts for these items as capital leases or operating leases based on the terms of the leases.

        Further, pursuant to the global framework agreement, IBM will receive monthly payments from the Company's subsidiaries in the respective countries related to information systems infrastructure services. Expected total annual costs during the 10-year term of the global framework agreement approximate $170 million based on the current level of usage of the services.

        While the above agreement was negotiated and transacted at arms-length between IBM and the Company, it should be noted that Jürgen Dormann, the Company's Chairman and CEO, was a member of the Board of Directors of IBM until April 29, 2003, and Hans-Ulrich Märki, a director on the Company's Board of Directors, is general manager of IBM Europe/Middle East/Africa.

Contingencies-general

        The Company is subject to various legal proceedings and claims that have arisen in the ordinary course of business that have not been finally adjudicated. It is not possible at this time for the Company to predict with any certainty the outcome of such litigation. However, except as stated below, management is of the opinion, based upon information presently available and on advice of external counsel, that it is unlikely that any such liability, to the extent not provided for through insurance or otherwise, would have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

        In response to information provided by the Company's employees, during 2003 and 2002 the Company undertook an investigation of potentially improper business conduct within the Company's Oil, Gas and Petrochemical business. In such internal investigations, the Company uncovered a limited number of improper payments in the Upstream business in Africa, Central Asia and South America, which the Company has voluntarily disclosed to the U.S. Department of Justice and the U.S. Securities and Exchange Commission. The payments violated the Company's internal policies on business ethics. The Company is cooperating fully with the U.S. Department of Justice and the U.S. Securities and Exchange Commission. The Company has hired outside counsel and auditors (other than its auditors) to assist in a compliance review to determine whether other instances of improper payments exist. The compliance review is being conducted jointly with the purchaser of the Upstream business and with the purchaser's outside counsel and auditors.

        If the U.S. Department of Justice and the U.S. Securities and Exchange Commission determine that violations of the law have occurred, they could seek civil or, in the case of the U.S. Department of Justice, criminal sanctions, including monetary penalties against the Company. The Company is currently not able to predict the final outcome of the compliance review but expects that any civil or criminal sanctions or proceedings arising from disclosures to the U.S. Department of Justice and the U.S. Securities and Exchange Commission will be disposed of voluntarily. The Company has also taken the following remedial actions: terminated the improper payments; terminated contracts with an individual and companies believed to have been involved in the improper payments; replaced senior management at the relevant subsidiary; disciplined the responsible employees with a range of sanctions including severance of employment; loss of compensation and title, formal reprimands and ethics counseling and training; hired outside experts to assist in the correction of books and records to properly record the payments; and has provided and will be providing additional ethics and compliance training.

Contingencies-environmental

        The Company is a participant in several legal and regulatory actions, which result from various U.S. and other federal, state and local environmental protection legislation as well as agreements with third parties. While the Company cannot estimate the impact of future regulations affecting these actions, management believes that the ultimate resolution of these matters will not have a material impact on the Company's financial position, results of operations or cash flows.

        Provisions are recorded when it is probable that losses will result from these actions and the amounts of losses can be reasonably estimated. Estimated losses for environmental remediation obligations are not discounted to their present value. In respect to these matters, the Company may be able to recover a portion of the costs from insurers or other third parties. Receivables are recorded when it is probable that recoveries will be collected.

Guarantees-general

        Certain guarantees issued or modified after December 31, 2002 are accounted for in accordance with FASB Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees; Including Indirect Guarantees of Indebtedness of Others. Upon issuance of certain guarantees, a liability, equal to the fair value of the guarantee, is recorded.

Guarantees-performance

        Performance guarantees represent obligations where the Company guarantees the performance of a third party's product or service according to the terms of a contract. Such guarantees may include guarantees that a project will be completed within a specified time. If the third party does not fulfill the obligation, the Company will compensate the guaranteed party in cash or in kind. Performance guarantees include surety bonds, advance payment guarantees, and performance standby letters of credit.

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

        The Company retained obligations for guarantees related to the power generation business contributed in mid-1999 to the former ABB ALSTOM POWER NV joint venture. The guarantees primarily consist of performance guarantees, advance payment guarantees, product warranty guarantees, and other miscellaneous guarantees under certain contracts such as indemnification for personal injuries and property damages, taxes, and compliance with labor laws, environmental laws and patents. The guarantees have maturity dates ranging from one to ten years and in some cases have no definite expiry. In May 2000, the Company sold its interest in the ABB ALSTOM POWER NV joint venture to ALSTOM SA (ALSTOM). As a result, ALSTOM and its subsidiaries have primary responsibility for performing the obligations that are the subject of the guarantees. Further, ALSTOM, the parent company, and ALSTOM POWER NV, formerly ABB ALSTOM POWER NV, have undertaken jointly and severally to fully indemnify and hold harmless the Company against any claims arising under such guarantees. Due to the nature of product warranty guarantees and the miscellaneous guarantees, the Company is unable to develop an estimate of the maximum potential amount of future payments for these guarantees issued on behalf of the former power generation business. Management's best estimate of the total "maximum potential exposure" of quantifiable guarantees issued by the Company on behalf of its former power generation business was approximately $1,200 million and $2,200 million at December 31, 2003 and 2002, respectively. The maximum potential exposure is based on the original guarantee or contract amount and does not reflect the completion status of the project. At December 31, 2003, no losses have been recognized relating to guarantees issued on behalf of the former power generation business. Management believes that it is not probable that the Company will incur a loss under these guarantees and therefore, in accordance with SFAS 5, a provision has not been recorded at December 31, 2003 and 2002.

        During 2003, the Company was released from the obligations of surety bonds retained related to the sale of its nuclear business to British Nuclear Fuels PLC. As a result, the Company's maximum potential exposure under these bonds has been reduced from $640 million at December 31, 2002 to zero at December 31, 2003.

Guarantees-financial

        Financial guarantees represent irrevocable assurances that the Company will make payment to the beneficiary in the event that a third party fails to fulfill its financial obligations and the beneficiary under the guarantee incurs a loss due to that failure.

        At December 31, 2003 and 2002, the Company had $207 million and $223 million, respectively, of financial guarantees outstanding. Of that amount, $189 million and $206 million, respectively, were issued on behalf of companies in which the Company currently has or formerly had an equity interest. The guarantees have maturity dates ranging from one to thirteen years. Management believes that it is not probable that the Company will incur a loss under these guarantees and therefore, in accordance with SFAS 5, no provision has been recorded at December 31, 2003 and 2002.

Product and order related contingencies

        The Company calculates its provision for product warranties based on historical claims experience and specific review of certain contracts. The provision for warranties and contract penalties in Note 16 includes penalties resulting from delays in contract fulfillment, which is not included in the amounts below.

        Reconciliation of the provision for warranties, including guarantees of product performance is as follows:

	2003	2002
Balance at the beginning of year	$343	$331
Claims paid in cash or in kind	(37)	(46)
Net increase to provision for changes in estimates, warranties issued, and warranties expired	191	58

Balance at the end of year	$497	$343

        In 1998, the Company entered into an engineering, procurement and project management contract with a customer for an oil and petrochemical refinery in India with a contract value of approximately $860 million. The project, which is subject to a reimbursable cost agreement, is approximately 60 percent complete and has been stalled for the past few years due to complications encountered by the customer in obtaining necessary additional financing. Given the uncertainty as to whether the project will be restarted, the Company recorded a loss of $108 million in 2003 to write down its remaining net assets associated with this project. If the project is not restarted, the Company will be subject to certain contingent liabilities to third parties.

Asbestos Liability

Overview

        When the Company sold its 50 percent interest in the former ABB ALSTOM POWER NV joint venture to ALSTOM in May 2000, it retained ownership of Combustion Engineering Inc. (Combustion Engineering), a subsidiary that had conducted part of the Company's former power generation business and that now owns commercial real estate that it leases to third parties. Combustion Engineering is a co-defendant, together with other third parties, in numerous lawsuits in the United States in which the plaintiffs claim damages for personal injury arising from exposure to asbestos in equipment or materials that Combustion Engineering allegedly supplied or was responsible for, primarily during the early 1970s and before. Asbestos claims have been brought against other of the Company's entities, including ABB Lummus Global Inc. (Lummus) (which is part of the Company's Oil, Gas and Petrochemicals business and was formerly a subsidiary of Combustion Engineering) and Basic Incorporated (Basic) (which is currently a subsidiary of Asea Brown Boveri Inc. and was formerly a subsidiary of Combustion Engineering). These claims, however, have been less significant than the Combustion Engineering claims and have not had a material impact on the Company's financial position, results of operations or cash flows.

        From 1989 through February 17, 2003 (the date that Combustion Engineering filed for Chapter 11 as described below) approximately 438,000 asbestos-related claims have been filed against Combustion Engineering. On February 17, 2003 there were approximately 164,000 asbestos related personal injury claims pending against Combustion Engineering. There were approximately 138,000 such claims pending against Combustion Engineering on December 31, 2002 and approximately 94,000 such claims were pending on December 31, 2001. Of the approximately 164,000 claims that were pending on February 17, 2003, approximately 111,000 are claims that the Company has treated as settled (including those settled under the Master Settlement Agreement described below) but under which there are continuing payments. Approximately 29,000 new claims were made in the period from January 1, 2003 to February 17, 2003; 79,000 in 2002 and 55,000 in 2001. Approximately 30,000 claims were resolved in the period from January 1, 2003 to February 17, 2003 (all but 111 of which were resolved under the Master settlement Agreement); approximately 34,500 claims were resolved in 2002 and approximately 27,000 claims were resolved in 2001. At December 31, 2003, there were approximately 14,800 claims pending against Basic and Lummus. Additionally, at December 31, 2003, there were 287 cases described below (involving approximately 8,700 claims) against entities of the Company other than Combustion Engineering, Lummus and Basic.

        At December 31, 2003 and 2002, provisions of $813 million and $1,091 million, respectively, were recorded on a consolidated basis in respect of the asbestos claims and related defense costs. These provisions were based on the Company's obligations under Combustion Engineering's Chapter 11 plan of reorganization, as described below, and assumed the confirmation and effectiveness of the pre-packaged plan. These provisions do not reflect probable insurance recoveries on those claims. The Company recorded receivables of approximately $232 million and

$241 million at December 31, 2003 and 2002, respectively, for probable insurance recoveries, which were established with respect to asbestos claims. During 2002 and 2001, Combustion Engineering experienced a significant increase in the level of new claims and higher total and per-claim settlement costs as compared to prior years. Cash payments, before insurance recoveries, to resolve Combustion Engineering's asbestos claims were $391 million (including $369 million contributed to the CE Settlement Trust, described below), $236 million (including $30 million contributed into the CE Settlement Trust), and $136 million in 2003, 2002 and 2001, respectively. Administration and defense costs were $36 million, $32 million and $13 million in 2003, 2002 and 2001, respectively.

        Cash payments to resolve claims against entities other than Combustion Engineering, Lummus and Basic have been immaterial to date, totalling less than $0.3 million in the aggregate. The Company has not maintained a reserve for the claims pending against such entities. Of the claims outstanding at December 31, 2003, approximately 2,250 claims were brought in Mississippi in 2002 in a single case that names hundreds of co-defendants and makes no specific allegations of any relationship between any of the Company's entities and the plaintiffs. Approximately 3,900 claims have been brought in Ohio by claimants represented by a single law firm in cases that typically name 50 to 60 co-defendants and do not allege any specific linkage between the plaintiffs and any of the Company's entities. The remaining claims are pending in various jurisdictions. The Company generally seeks dismissals from claims where there is no apparent linkage between the plaintiffs and any of the Company's entities. As these claims are unrelated to Combustion Engineering, Lummus or Basic, they will not be resolved pursuant to the pre-packaged bankruptcy plan of Combustion Engineering described below. The Company's experience resolving these claims to date indicates that they have not had a material impact on the Company's consolidated financial position, results of operations or cash flows.

Negotiations with Representatives of Asbestos Claimants and Pre-Packaged Chapter 11 Filing

        In October 2002, the Company and Combustion Engineering determined that it was likely that the expected asbestos-related costs of Combustion Engineering would exceed the value of its assets ($812 million at September 30, 2002 and $828 million at December 31, 2002) if its historical settlement patterns continued into the future. At that time, the Company and Combustion Engineering were actively considering various options for resolving Combustion Engineering's asbestos liabilities, including the possible reorganization of Combustion Engineering under Chapter 11 of the U.S. Bankruptcy Code. In that context, the Company believed that estimating Combustion Engineering's asbestos liabilities based on historical settlement patterns was no longer appropriate. Subsequently, the Company and Combustion Engineering determined to resolve the asbestos liability of Combustion Engineering and its affiliates by reorganizing Combustion Engineering under Chapter 11, the principal business reorganization chapter of the U.S. Bankruptcy Code. The Company and Combustion Engineering determined to structure the Chapter 11 reorganization as a "pre-packaged plan," in which acceptances of the plan would be solicited prior to the filing of the Chapter 11 case, thus reducing the duration and expense of the bankruptcy proceedings.

        Beginning in October 2002, the Company and Combustion Engineering conducted extensive negotiations with representatives of certain asbestos claimants with respect to a pre-packaged plan. On November 22, 2002, Combustion Engineering and the asbestos claimants' representatives entered into a Master Settlement Agreement for settling open asbestos-related personal injury claims that had been filed against Combustion Engineering prior to November 15, 2002. Combustion Engineering also agreed, pursuant to the Master Settlement Agreement, to form and fund the CE Settlement Trust to fund and administer the payment of asbestos-related personal injury claims settled under the Master Settlement Agreement. Under the terms of the Master Settlement Agreement, eligible claimants who met all criteria to qualify for payment were entitled to receive a percentage of the value of their claim from the CE Settlement Trust and retain a claim against Combustion Engineering for the unpaid balance. The Master Settlement Agreement divides claims into three categories based on the status of the claim at November 14, 2002, the status of the documentation relating to the claim, and whether or not the documentation establishes a valid claim eligible for settlement and payment by Combustion Engineering. The Master Settlement Agreement was supplemented in January 2003 to clarify the rights of certain claimants whose right to participate in a particular payment category was disputed. The Master Settlement Agreement, as supplemented, settles the amount of and provides for the partial payment on approximately 110,000 open asbestos-related personal injury claims that had been lodged against Combustion Engineering.

        Pursuant to the Master Settlement Agreement, the CE Settlement Trust was funded by:

  •
  cash contributions from Combustion Engineering in the amount of $5 million;

  •
  cash contributions from ABB Inc., a subsidiary of ABB Ltd, in the amount of $30 million by December 31, 2003;

  •
  a promissory note from Combustion Engineering in the principal amount of approximately $101 million (guaranteed by Asea Brown Boveri Inc., a subsidiary of ABB Ltd); and an assignment by Combustion Engineering of the $311 million unpaid balance of principal and interest due to Combustion Engineering from Asea Brown Boveri Inc. under a loan agreement dated May 12, 2000 (guaranteed by ABB Ltd).

Pre-Packaged Plan of Reorganization

        On January 17, 2003, the Company announced that the Company and Combustion Engineering had reached an agreement on a proposed Pre-Packaged Plan of Reorganization for Combustion Engineering under Chapter 11 of the U.S. Bankruptcy Code (the "Plan"). The agreement was reached with certain representatives of asbestos claimants with existing asbestos-related personal injury claims against Combustion Engineering (encompassing claimants who had lodged claims prior to November 15, 2002 and claimants who had filed claims after that date and were not eligible to participate in the Master Settlement Agreement) and with the proposed representative of persons who may be entitled to bring asbestos-related personal injury claims in the future.

        The Plan provides for the creation of the Asbestos PI Trust, an independent trust which is separate and distinct from the CE Settlement Trust and addresses Asbestos PI Trust Claims, which consist of present and future asbestos-related personal injury claims (including the claims previously settled pursuant to the Master Settlement Agreement only to the extent of any unpaid portions thereof) that arise directly or indirectly from any act, omission, products or operations of Combustion Engineering, Lummus or Basic. If the Plan ultimately becomes effective, a channelling injunction would be issued under the U.S. Bankruptcy Code pursuant to which the Asbestos PI Trust Claims against ABB Ltd and its affiliates (including Combustion Engineering, Lummus and Basic) would be channelled to the Asbestos PI Trust. This would mean that the sole recourse of a holder of an Asbestos PI Trust Claim would be to the Asbestos PI Trust and such holder would be barred from asserting such a claim against ABB Ltd and its affiliates (including Combustion Engineering, Lummus and Basic). A preliminary injunction is currently in force. The Asbestos PI Trust would be funded with cash and other assets, including approximately 30 million common shares of ABB Ltd. The total package is valued at approximately $800 million.

        The Plan sets forth distribution procedures for the allocation of funds to the claimants. The Plan provides that the unpaid portion of claims that were settled pursuant to the Master Settlement Agreement will also be entitled to distributions from the Asbestos PI Trust.

        On the effective date of the Plan, the Asbestos PI Trust will be funded as follows:

  •
  a $20 million 5 percent term note with a maximum term of ten years from the effective date of the Plan, issued by Combusting Engineering and secured by its Windsor, Connecticut real estate and real estate leases (under certain specified contingencies, the Asbestos PI Trust may have the right to convert the term note into ownership of 80 percent of the voting securities of the reorganized Combustion Engineering);

  •
  excess cash held by Combustion Engineering on the effective date of the Plan;

  •
  a promissory note issued by ABB Inc. and ABB Ltd and guaranteed by certain ABB Ltd subsidiaries, in an aggregate amount of up to $350 million, equal quarterly installments commencing in 2004, with $50 million to be paid during 2004, $100 million to be paid during 2005 and $100 million to be paid during 2006, and further providing for payments amounting to $50 million to be paid no later than 2010 ($25 million of which may be payable as early as 2006) and contingent payments of an additional aggregate amount of $50 million (in equal $25 million installments) in 2008 and 2009 if ABB Ltd meets certain financial performance standards (an EBIT margin of 12 percent in 2007 and 2008);

  •
  a non-interest bearing promissory note on behalf of Lummus in the amount of $28 million payable in relatively equal annual installments over 12 years;

  •
  a non-interest bearing promissory note on behalf of Basic in the aggregate amount of $10 million payable in relatively equal annual installments over 12 years;

  •
  30,298,913 shares of ABB Ltd (the "CE Settlement Shares"), which had a fair value at December 31, 2003 of $154 million and $86 million at December 31, 2002. The obligation to deliver these CE Settlement Shares will continue to be marked to market, with changes in the fair value of the CE Settlement Shares reflected in earnings of the Company until such CE Settlement Shares are contributed to the Asbestos PI Trust;

  •
  the Company will execute and deliver a nuclear and environmental indemnity with regard to obligations arising out of Combustion Engineering's Windsor, Connecticut site for the benefit of Combustion Engineering;

  •
  Combustion Engineering, Lummus and Basic will assign to the Asbestos PI Trust any proceeds under certain insurance policies and insurance settlement agreements. Aggregate unexhausted product liability limits are approximately $200 million for Combustion Engineering, approximately $43 million for Lummus and approximately $28 million for Basic, although amounts ultimately recovered by the Asbestos PI Trust under these policies may be substantially less than the policy limits. In addition, Combustion Engineering will assign to the Asbestos PI Trust scheduled payments under certain of its insurance settlement agreements ($86 million at December 31, 2003); and

  •
  if Lummus is sold within 18 months after the effective date of the Plan, ABB Inc. will contribute $5 million to the CE Settlement Trust and $5 million to the Asbestos PI Trust. If the CE Settlement Trust has ceased to exist at that time, both $5 million payments will be made to the Asbestos PI Trust, but in no event will this contribution exceed the net proceeds from the sale of Lummus.

Next Steps in the Chapter 11 Process

        The Plan, including the channelling injunction, will become effective when the U.S. Bankruptcy Court recommends the issuance of a confirmation order (which occurred on July 10, 2003), the confirmation order is entered by the U.S. District Court (which occurred on August 8, 2003) and has become a final order that is not subject to appeal, and certain other conditions to the effectiveness of the Plan have been satisfied.

        The solicitation of votes to approve the Plan began on January 19, 2003, and Combustion Engineering filed for Chapter 11 in the U.S. Bankruptcy Court in Delaware on February 17, 2003 based on the previously negotiated Plan. The voting period closed on February 19, 2003, and approximately 97 percent of qualified ballots voted to approve the Plan. A confirmation hearing and related hearings commenced on April 7, 2003 and continued from time to time through early June 2003. On June 23, 2003, the U.S. Bankruptcy Court issued its Order Approving the Disclosure Statement but Recommending Withholding of Confirmation of the Plan of Reorganization for Combustion Engineering for Ten Days (the "Ruling") and related findings of fact. The Ruling approved the disclosure statement that was the document used as the basis for soliciting approval of the Plan from asbestos claimants and verified the voting results that approved the Plan. Although the Ruling did not confirm the Plan, it indicated that the U.S. Bankruptcy Court would recommend that the Plan be confirmed if the Company and Combustion Engineering could establish to the court's satisfaction certain specified information. The Company then submitted the additional information for the court's consideration.

        On July 10, 2003, the U.S. Bankruptcy Court issued a Supplemental and Amendatory Order Making Additional Findings and Recommending Confirmation of Plan of Reorganization (the "Supplemental Ruling"). The Supplemental Ruling recommended to the U.S. District Court, among other things, that the Plan be confirmed.

        Following the issuance of the Supplemental Ruling, interested parties had a period during which they could appeal the Ruling and the Supplemental Ruling. This appeal period expired on July 24, 2003. A number of interested parties, including a small number of asbestos claimants and certain insurance companies which historically have provided insurance coverage to Combustion

Engineering, Basic and Lummus, filed appeals based on various objections to the Plan, including the following:

  •
  arguments that Combustion Engineering is not permitted to obtain a channelling injunction that protects Combustion Engineering's affiliates with respect to claims against Combustion Engineering;

  •
  arguments that asbestos claims against Lummus and Basic cannot be made subject to a channelling injunction;

  •
  arguments that the disclosure provided in connection with the solicitation of acceptances of the Plan did not satisfy the required standards;

  •
  arguments that claimants covered by the Plan would fare better outside the Plan;

  •
  arguments that the Plan and the Bankruptcy Court's rulings improperly affect the rights and obligations of insurance carriers who have continuing obligations to provide insurance coverage with respect to Combustion Engineering's asbestos liabilities;

  •
  arguments that the Plan and the Bankruptcy Court's rulings fail to address properly the indemnification rights of certain insurers; and

  •
  arguments that the Bankruptcy Court was in error in not permitting the release of the trust created under the Master Settlement Agreement and certain other entities, under the Plan.

        The U.S. District Court held a hearing on July 31, 2003, with respect to the appeals and entered its confirmation order on August 8, 2003. The U.S. Federal Third Circuit Court of Appeals granted a motion for expedition of appeals and ordered that all briefs were to be filed by October 7, 2003. Although the Circuit Court has set, and then moved, the date for the hearing for December 16, 2003, January 12, 2004 and February 4, 2004, there is not now a scheduled hearing date. Rather the Circuit Court has ordered that oral argument is postponed pending resolution of certain recusal motions against the U.S. District Court Judge in an unrelated case. The Company cannot be certain of when a hearing will be scheduled or the duration or outcome of the appeal process. Regardless of whether or not the Plan becomes effective, the Master Settlement Agreement remains effective.

Effect of the Plan on the Company's Financial Position

        The Company recorded expenses related to asbestos of $145 million, $420 million and $470 million in loss from discontinued operations, net of tax, for 2003, 2002 and 2001, respectively. Loss from discontinued operations, net of tax for 2003 includes a charge of $68 million, net of tax, resulting from the mark-to-market adjustment relating to the CE Settlement Shares, a provision of $41 million, representing the present value of the first two $25 million payments previously considered contingent, as well as $36 million of other costs. The 2002 amount reflected the Company's estimate of incremental total costs to be incurred based upon the terms of the Plan. In 2001, loss from discontinued operations, net of tax, reflected a charge to earnings based on Combustion Engineering's forecasts of the expected cost of future claim settlements over a period of several years and estimates of the amounts recoverable from insurance when the claims were settled.

        Based upon management's expectation that the Plan will be implemented, the Company has recorded provisions of $813 million at December 31, 2003, in accrued liabilities and other. If the Plan becomes effective, certain amounts will be reclassified as of the effective date to other long-term liabilities based on the timing of the future cash payments to the Asbestos PI Trust. Future earnings will be affected by mark-to-market adjustments relating to the CE Settlement Shares through the effective date of the Plan, as well as contingent payments when they become probable of payment. In the event the Plan does not become effective, the ultimate cost for the resolution of asbestos-related personal injury claims against Combustion Engineering, Lummus and Basic may be significantly higher and could have a material adverse impact on the Company's consolidated financial position, results of operations and cash flows.

Contingencies related to former Nuclear Technology business

        The Company retained liability for certain specific environmental remediation costs at two sites in the U.S. that were operated by its Nuclear Technology business, which was sold to British Nuclear Fuels PLC (BNFL) in April 2000. Pursuant to the purchase agreement with BNFL, the Company has retained all of the environmental liabilities associated with its Combustion Engineering subsidiary's Windsor, Connecticut facility and a portion of the environmental liabilities associated with its ABB C-E Nuclear Power Inc. subsidiary's Hematite, Missouri facility. The primary environmental liabilities associated with these sites relate to the costs of remediating radiological and chemical contamination at these facilities. Such costs are not payable until a facility is taken out of use and generally are incurred over a number of years. Although it is difficult to predict with accuracy the amount of time it may take to remediate radiological contamination upon decommissioning, based on information that BNFL has made publicly available, the Company believes that it may take until 2013 to remediate the Hematite site. With respect to the Windsor site, the Company believes the remediation may take until 2008. At the Windsor site, a significant portion of the contamination is related to activities that were formerly conducted by or for the U.S. government. The Company believes that a significant portion of the remediation costs will be covered by the U.S. government under the government's Formerly Utilized Sites Remedial Action Program. As a result of the sale of the Nuclear Technology business, during 2000, the Company established in other liabilities a reserve of $300 million in connection with its estimated remediation costs related to these facilities. Expenditures charged to the remediation reserve were $6 million, $12 million and $6 million during 2003, 2002 and 2001, respectively. In connection with the pre-packaged Chapter 11 filing by Combustion Engineering discussed above, the Company will assume any and all remaining environmental liabilities of Combustion Engineering in respect to the Windsor and Hematite sites.

Note 19 Taxes

        Provision for taxes consists of the following:

	Year ended December 31,
	2003	2002	2001
Current taxes on income	$191	$250	$149
Deferred taxes	(113)	(176)	(62)
Tax expense from continuing operations	78	74	87

Tax expense from discontinued operations	212	81	15

        The weighted average tax rate is the tax rate that would result applying each subsidiary's statutory income tax rate to the income from continuing operations before taxes and minority interest. The Company operates in countries that have differing tax laws and rates. Consequently, the consolidated weighted-average effective rate will vary from year to year according to the source of earnings or losses by country.

	Year ended December 31,
	2003	2002	2001
Reconciliation of taxes:
Income from continuing operations before taxes and minority interest	$246	$220	$294
Weighted-average tax rate	42.7%	41.4%	37.8%
Taxes at weighted-average tax rate	105	91	111

Items taxed at rates other than the weighted-average tax rate	14	(127)	(1)
Non-deductible goodwill amortization	—	—	49
Changes in valuation allowance	9	106	(30)
Changes in enacted tax rates	3	1	6
Other, net	(53)	3	(48)

Tax expense from continuing operations	$78	$74	$87

Effective tax rate for the year	31.7%	33.6%	29.6%

        Items taxed at rates other than the weighted-average tax rate in 2003 include $84 million loss comprising the change in fair value of the embedded derivative contained in the Company's $968 million convertible bonds combined with the continued amortization of the discount on issuance of these bonds (see Note 15), partially offset by earnings recognized in relation to certain of the Company's equity accounted investments. In 2002, items taxed at rates other than the weighted-average tax rate include $215 million gain, reflecting the change in fair value of the embedded derivative contained in the Company's $968 million convertible bonds, partially offset by amortization of the discount on issuance of these bonds, as well as earnings recognized in relation to certain of the Company's equity accounted investments.

        Non-deductible goodwill amortization did not impact the reconciliation of taxes in 2003 and 2002, as the Company ceased amortizing goodwill on January 1, 2002, pursuant to the adoption of SFAS 142.

        The reconciliation of taxes for 2002 includes changes in valuation allowance recorded in certain jurisdictions in respect of deferred tax assets that were recognized for net operating losses incurred in those jurisdictions. The change in the valuation allowance was required as the Company determined it was more likely than not that such deferred tax assets would no longer be realized. In 2001, the reconciliation of taxes includes changes in valuation allowance recorded in certain jurisdictions in respect of deferred tax assets that were recognized for net operating losses incurred in those jurisdictions. The change in the valuation allowance was required as the Company determined it was more likely than not certain deferred tax assets would be realized.

        In 2003 and 2001, the reconciling item other, net of $(53) million and $(48) million includes an amount of $56 million and $50 million, respectively, relating to adjustments with respect to the favorable resolution of certain prior year tax matters.

        In 2003, the income from continuing operations before taxes and minority interest of $246 million includes an $84 million loss comprising the change in fair value of the embedded derivative contained in the Company's $968 million convertible bonds combined with the continued amortization of the discount on issuance of these bonds. Furthermore, the tax expense from continuing operations includes the release of a $38 million tax provision related to a tax case ruled in favor of the Company. The effective tax rate applicable to income from continuing operations excluding the tax effect of these items would be 35.2 percent.

        Deferred income tax assets and liabilities consist of the following:

	Year ended December 31,
	2003	2002
Deferred tax liabilities:
Financing receivables	$(244)	$(226)
Property, plant and equipment	(461)	(407)
Pension and other accrued liabilities	(333)	(345)
Other	(131)	(169)

Total deferred tax liability	(1,169)	(1,147)

Deferred tax assets:
Investments and other	20	2
Property, plant and equipment	172	58
Pension and other accrued liabilities	680	849
Unused tax losses and credits	1,419	1,059
Other	429	331

Total deferred tax asset	2,720	2,299
Valuation allowance	(1,610)	(1,227)

Deferred tax asset, net of valuation allowance	1,110	1,072

Net deferred tax liability	$(59)	$(75)

        Deferred tax assets and deferred tax liabilities can be allocated between current and non-current as follows:

	Year ended December 31,
	2003		2002
	Current	Non-current	Current	Non-current
Deferred tax liability	$(200)	$(969)	$(236)	$(911)
Deferred tax asset, net	553	557	556	516

Net deferred tax asset (liability)	$353	$(412)	$320	$(395)

        The non-current deferred tax asset, net, is included in investments and other.

        Certain entities have deferred tax assets related to net operating loss carry-forwards and other items. Because recognition of these assets is uncertain, valuation allowances of $1,610 million and $1,227 million have been established at December 31, 2003 and 2002, respectively.

        At December 31, 2003, net operating loss carry-forwards of $3,566 million and tax credits of $110 million are available to reduce future taxes of certain subsidiaries, of which $2,210 million loss carry-forwards and $75 million tax credits expire in varying amounts through 2023 and the remainder do not expire. These carry-forwards are predominately related to the Company's U.S. and German operations.

Note 20 Other liabilities

        The Company's other liabilities amount to $1,837 million and $1,584 million at December 31, 2003 and 2002, respectively.

        Other liabilities include non-current provisions of $446 million and $447 million, advances from customers relating to long-term construction contracts of $807 million and $564 million and non-current deferred income of $158 million and $149 million at December 31, 2003 and 2002, respectively. Other liabilities also includes the provision relating to the Company's estimated environmental remediation costs related to its former Nuclear Technology business (see Note 18) of $276 million and $282 million at December 31, 2003 and 2002, respectively.

        The Company entered into tax advantaged leasing transactions with U.S. investors prior to 1999. Prepaid rents that have been received on these transactions are $312 million and $349 million at December 31, 2003 and 2002, respectively, and have been recorded as deposit liabilities. Net gains on these transactions are being recognized over the lease terms.

Note 21 Employee benefits

        The Company operates several pension plans, including defined benefit, defined contribution and termination indemnity plans, in accordance with local regulations and practices. These plans cover the majority of the Company's employees and provide benefits to employees in the event of death, disability, retirement or termination of employment. Certain of these plans are multi-employer plans. The Company also operates postretirement health benefit plans in certain countries.

        Some of these plans require employees to make contributions and enable employees to earn matching or other contributions from the Company. The funding policies of the Company's plans are consistent with the local government and tax requirements. The Company has several pension plans that are not required to be funded pursuant to local government and tax requirements.

        The Company uses a December 31 measurement date for its plans.

Obligations and Funded Status

        The following tables set forth the change in benefit obligations, the change in plan assets and the funded status recognized in the Consolidated Financial Statements at December 31, 2003 and 2002, for the Company's benefit plans:

	Pension benefits		Other benefits
	2003	2002	2003	2002
Benefit obligation at the beginning of year	$7,024	$6,005	$414	$389
Service cost	195	186	3	6
Interest cost	355	318	24	28
Contributions from plan participants	47	43	6	4
Benefit payments	(521)	(437)	(34)	(34)
Benefit obligations of businesses acquired	—	46	—	—
Benefit obligations of businesses disposed	(131)	(14)	—	—
Actuarial (gain) loss	(367)	(60)	41	26
Plan amendments and other	(14)	(56)	(88)	(5)
Exchange rate differences	847	993	1	—

Benefit obligation at the end of year	7,435	7,024	367	414

Fair value of plan assets at the beginning of year	5,145	4,226	—	—
Actual return on plan assets	384	(84)	—	—
Contributions from employer	298	717	28	30
Contributions from plan participants	47	43	6	4
Benefit payments	(521)	(437)	(34)	(34)
Plan assets of businesses acquired	—	44	—	—
Plan assets of businesses disposed	(127)	(3)	—	—
Other	—	(50)	—	—
Exchange rate differences	573	689	—	—

Fair value of plan assets at the end of year	5,799	5,145	—	—

Unfunded amount(1)	1,636	1,879	367	414
Unrecognized transition liability	—	(1)	(6)	(60)
Unrecognized actuarial loss	(737)	(1,168)	(160)	(150)
Unrecognized prior service cost	(33)	(57)	15	—

Net amount recognized	$866	$653	$216	$204

(1)
These amounts include $1,449 million and $1,181 million at December 31, 2003 and 2002, respectively for pension plans which are not required to be funded pursuant to local government and tax requirements.

        In May 2003, the Emerging Issues Task Force of the Financial Accounting Standards Board reached a consensus on Emerging Issues Task Force No. 03-4 (EITF 03-4), Determining the

Classification and Benefit Attribution Method for a "Cash Balance" Pension Plan. EITF 03-4 clarifies that a cash balance plan, as defined by the guidance, should be accounted for as a defined benefit plan using the traditional unit credit attribution method. The Company adopted EITF 03-4 in May 2003. As a result, the Company accounts for certain of its plans in Switzerland as cash balance plans in accordance with EITF 03-4. The adoption of EITF 03-4 resulted in an actuarial gain of $406 million during 2003.

        The following amounts have been recognized in the Company's Consolidated Balance Sheet at December 31, 2003 and 2002:

	Pension benefits		Other benefits
	2003	2002	2003	2002
Prepaid pension cost	$(530)	$(572)	$—	$—
Accrued pension cost	1,579	1,428	216	204
Intangible assets	(2)	(24)	—	—
Accumulated other comprehensive loss	(181)	(179)	—	—

Net amount recognized	$866	$653	$216	$204

        The total pension and other employee benefits liability of $1,904 million and $1,720 million, as reflected in pension and other employee benefits and in accrued liabilities and other (see Note 16), contains an accrual of $109 million and $88 million at December 31, 2003 and 2002, respectively, for employee benefits that do not meet the criteria of Statement of Financial Accounting Standards No. 87, Employers' Accounting for Pensions or Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. Approximately $6 million and $35 million of prepaid pension cost is included as a component of assets held for sale and in discontinued operations at December 31, 2003 and 2002, respectively.

        The pension and other employee benefits liability reported in the Consolidated Balance Sheet includes $183 million and $203 million at December 31, 2003 and 2002, respectively, to record a minimum pension liability. The minimum liability included in other comprehensive loss decreased $19 million in 2003 and increased $107 million in 2002.

        The accumulated benefit obligation for all defined benefit pension plans was $7,156 million and $6,435 million at December 31, 2003 and 2002, respectively.

        The projected benefit obligation (PBO) and fair value of plan assets for pension plans with benefit obligations in excess of plan assets were:

	December 31,
	2003			2002
	PBO	Assets	Difference	PBO	Assets	Difference
PBO exceeds assets	$4,146	$2,382	$1,764	$6,956	$5,068	$1,888
Assets exceed PBO	3,289	3,417	(128)	68	77	(9)

Total	$7,435	$5,799	$1,636	$7,024	$5,145	$1,879

        The accumulated benefit obligation (ABO) and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were:

	December 31,
	2003			2002
	ABO	Assets	Difference	ABO	Assets	Difference
ABO exceeds assets	$2,199	$667	$1,532	$5,524	$4,206	$1,318
Assets exceed ABO	4,957	5,132	(175)	911	939	(28)

Total	$7,156	$5,799	$1,357	$6,435	$5,145	$1,290

Components of Net Periodic Benefit Cost

        For the years ended December 31, 2003, 2002 and 2001, net periodic benefit cost consists of the following:

	Pension benefits			Other benefits
	2003	2002	2001	2003	2002	2001
Service cost	$195	$186	$177	$3	$6	$5
Interest cost	355	318	311	24	28	26
Expected return on plan assets	(312)	(281)	(291)	—	—	—
Amortization transition liability	1	13	9	6	6	6
Amortization prior service cost	8	15	14	(1)	—	—
Amortization of net actuarial (gain) loss	43	22	4	8	6	3
Other	6	9	(19)	(1)	—	—

Net periodic benefit cost	$296	$282	$205	$39	$46	$40

Assumptions

        The following weighted-average assumptions were used to determine benefit obligations at December 31, 2003 and 2002:

	Pension benefits		Other benefits
	2003	2002	2003	2002
Discount Rate	4.96%	5.05%	6.25%	6.74%
Rate of compensation increase	2.25%	3.05%	—	—

        The following weighted-average assumptions were used to determine net periodic benefit cost for years ended December 31, 2003, 2002 and 2001:

	Pension benefits			Other benefits
	2003	2002	2001	2003	2002	2001
Discount rate	5.05%	5.32%	5.43%	6.74%	7.24%	7.72%
Expected long-term return on plan assets	6.01%	6.15%	6.81%	—	—	—
Rate of compensation increase	3.05%	3.07%	3.19%	—	—	—

        The expected long-term rate of return on assets assumption is derived from the current and projected asset allocation, the current and projected types of investments in each asset category and the long-term historical returns for each investment type.

        The Company has multiple non-pension postretirement benefit plans. The Company's health care plans are generally contributory with participants' contributions adjusted annually.

	2003	2002
Health care cost trend rate assumed for next year	11.81%	12.92%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.96%	6.46%
Year that the rate reaches the ultimate trend rate	2013	2012

        Assumed health care cost trends have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects at December 31, 2003:

	1-percentage- point increase	1-percentage- point decrease
Effect on total of service and interest cost	$2	$(2)
Effect on postretirement benefit obligation	$23	$(20)

        On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law in the U.S. In accordance with FASB Staff Position No. FAS 106-1, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, the Company has elected to defer recognition of the potential effect of the Act on the accumulated postretirement benefit obligation and the measurement of expense related to its U.S. plans at and for the year ended December 31, 2003. Authoritative guidance specific to the accounting treatment for the federal subsidy component of the Act is pending and that guidance, when issued by the FASB, may require the Company to change previously reported information.

Plan Assets

        The Company's pension plan weighted-average asset allocations at December 31, 2003 and 2002, by asset category are as follows:

	Plan assets at December 31,
	2003	2002
Asset category
Equity securities	37%	33%
Debt securities	48%	51%
Real estate	11%	11%
Other	4%	5%

Total	100%	100%

        The pension plan assets are invested in accordance with statutory regulations, pension plan rules, and recommendations of the pension fund trustees. The investment allocation strategy is expected to remain consistent with historical averages.

        At December 31, 2003 and 2002, plan assets included approximately $5 million (approximately 1 million shares) and $3 million (approximately 1 million shares), respectively, of the Company's capital stock.

Contributions

        The Company expects to contribute $248 million to its pension plans and $27 million to its other postretirement benefit plans in 2004.

        The Company has a defined benefit pension plan that covers substantially all employees in Sweden. Effective December 31, 2002, the assets which had previously been pledged to the plan were contributed and have been reflected as a component of "Fair value of plan assets" at December 31, 2003 and 2002 (see Note 5).

        During 2002, the Company contributed $188 million of available-for-sale debt securities to certain of the Company's pension plans in the United States and the United Kingdom.

        The Company also maintains several defined contribution plans. The expense for these plans was $23 million, $23 million and $26 million in 2003, 2002 and 2001, respectively. The Company also contributed $143 million, $141 million and $135 million to multi-employer plans in 2003, 2002 and 2001, respectively.

Note 22 Management incentive plan

        The Company maintains a management incentive plan under which it offers stock warrants and warrant appreciation rights (WARs) to key employees for no consideration.

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

        Participants may exercise or sell warrants and exercise WARs after the vesting period, which is three years from the date of grant. Vesting restrictions can be waived in certain circumstances such as death or disability. All warrants and WARs expire six years from the date of grant. As the primary trading market for shares of ABB Ltd is the SWX Swiss Exchange (virt-x), the exercise prices of warrants and the trading prices of equivalent warrants listed on the SWX Swiss Exchange (virt-x) are denominated in Swiss francs. Accordingly, exercise prices are presented below in Swiss francs. Fair values have been presented in U.S. dollars based upon exchange rates in effect as of the applicable period.

        In November 2003, an extraordinary shareholders' meeting resolved to increase the Company's share capital by approximately 840 million shares through a rights issue. In December 2003, the Company completed the 7-for-10 rights offering for the 840 million new registered shares at an offer price of 4 Swiss francs per share resulting in a net increase of capital stock and additional paid-in capital of approximately $2.5 billion. As a result of the rights offering, the exercise price and conversion ratio of the warrants were adjusted so as to ensure that the intrinsic value of the warrants and WARs immediately after the rights offering was not in excess of the intrinsic value prior to the rights offering, and that the ratio of the exercise price per share to the market value per share was not reduced.

Warrants

        The Company accounts for the warrants using the intrinsic value method of APB Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees, as permitted by Statement of Financial Accounting Standards No. 123 (SFAS 123), Accounting for Stock Based Compensation,as amended. All warrants were issued with exercise prices greater than the market prices of the stock on the dates of grant. Accordingly, the Company records no compensation expense related to the warrants, except in circumstances when a participant ceased to be employed by a consolidated subsidiary, such as after a divestment by the Company. In accordance with FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, the Company records compensation expense based on the fair value of warrants retained by participants on the date their employment ceased, with an offset to additional paid in capital. The impact of such expense is not material.

        Presented below is a summary of warrant activity for the years shown:

	Number of warrants	Number of shares(1)(5)	Weighted-average exercise Price (Swiss francs)(2)(5)
Outstanding at January 1, 2001	55,442,400	19,949,848	30.74
Granted(3)	23,293,750	5,872,266	13.49
Forfeited	(2,240,000)	(581,651)	38.50

Outstanding at December 31, 2001	76,496,150	25,240,463	26.55
Forfeited	(8,105,090)	(2,043,264)	24.03

Outstanding at December 31, 2002	68,391,060	23,197,199	26.77
Granted(4)	27,254,250	5,450,850	7.00
Forfeited	(1,435,000)	(361,758)	19.66

Outstanding at December 31, 2003	94,210,310	28,286,291	23.05
Exercisable at December 31, 2001	10,538,000	8,612,664	22.17
Exercisable at December 31, 2002	29,751,060	13,456,203	25.71
Exercisable at December 31, 2003	49,381,060	18,404,851	30.11

(1)
All warrants granted prior to 1999 require the exercise of 100 warrants for 81.73 registered shares of ABB Ltd. Warrants granted in 1999, 2000 and 2001 require the exercise of 100 warrants for 25.21 registered shares of ABB Ltd. No warrants were granted in 2002. Warrants granted in 2003 require the exercise of five warrants for one registered share of ABB Ltd. Information presented reflects the number of registered shares of ABB Ltd that warrant holders can receive upon exercise.

(2)
Information presented reflects the exercise price per registered share of ABB Ltd.

(3)
The aggregate fair value at date of grant of warrants issued in 2001 was $16 million, assuming a dividend yield of 1.25 percent, expected volatility of 47 percent, risk-free interest rate of 3.5 percent, and an expected life of six years.

(4)
The aggregate fair value at date of grant of warrants issued in 2003 was $12 million, assuming a zero percent dividend yield, expected volatility of 44 percent, risk-free interest rate of 2.41 percent, and an expected life of six years.

(5)
The exercise price of the warrants and number of shares underlying the warrants have been restated to reflect the adjustments made to the terms of the warrants in 2003 as a result of the rights offering.

        Presented below is a summary of warrants outstanding at December 31, 2003.

Exercise price (presented in Swiss francs)(1)(3)	Number of warrants	Number of shares(2)(3)	Weighted-average remaining life
24.51	4,743,000	3,876,435	2 weeks
20.26	5,795,000	4,736,229	0.9 years
29.75	4,648,060	1,171,758	1.4 years
32.73	14,565,000	3,671,781	1.9 years
42.05	19,630,000	4,948,648	2.5 years
13.49	17,575,000	4,430,590	3.9 years
7.00	27,254,250	5,450,850	5.9 years

(1)
Information presented reflects the exercise price per registered share of ABB Ltd.

(2)
Information presented reflects the number of registered shares of ABB Ltd that warrant holders can receive upon exercise of warrants.

(3)
The exercise price of the warrants and number of shares underlying the warrants have been restated to reflect the adjustments made to the terms of the warrants in 2003 as a result of the rights offering.

WARs

        As each WAR gives the holder the right to receive cash equal to the market price of a warrant on date of exercise, the Company is required by APB 25 to record a liability based upon the fair value of outstanding WARs at each period end, amortized on a straight-line basis over the three-year vesting period. In selling, general and administrative expenses, the Company recorded expense of $1 million for 2003 and income of $14 million and $58 million for 2002 and 2001, respectively, excluding amounts charged to loss from discontinued operations, net of tax, as a result of changes in the fair value of the outstanding WARs and the vested portion. To hedge its exposure to fluctuations in fair value of outstanding WARs, the Company purchases cash-settled call options, which entitle the Company to receive amounts equivalent to its obligations under the outstanding WARs. In accordance with Emerging Issues Task Force No. 00-19 (EITF 00-19), Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock, the cash-settled call options have been recorded as assets measured at fair value (see Note 5), with subsequent changes in fair value recorded through earnings as an offset to the compensation expense recorded in connection with the WARs. During 2003, 2002 and 2001, excluding amounts charged to loss from discontinued operations, net of tax, the Company recognized expense of $9 million, $26 million and $54 million, respectively, in interest and other finance expense, related to the cash-settled call options.

        The aggregate fair value of outstanding WARs was $17 million and $9 million at December 31, 2003 and 2002, respectively. Fair value of WARs was determined based upon the trading price of equivalent warrants listed on the SWX Swiss Exchange (virt-x).

        Presented below is a summary of WAR activity for the years shown.

Number of WARs outstanding
Outstanding at January 1, 2001	65,361,040
Granted	39,978,750
Exercised	(548,000)
Forfeited	(1,238,720)

Outstanding at December 31, 2001	103,553,070
Exercised	(1,455,080)
Forfeited	(3,803,750)

Outstanding at December 31, 2002	98,294,240
Granted	21,287,000
Exercised	(2,052,500)
Forfeited	(1,850,000)

Outstanding at December 31, 2003	115,678,740

        At December 31, 2003 and 2002, 57,619,240 and 26,974,240 of the WARs were exercisable, respectively. The aggregate fair value at date of grant of WARs issued in 2003 and 2001 was $9 million and $28 million, respectively. No WARs were granted in 2002.

Note 23 Stockholders' equity

        In March 2003, the Company sold 80 million treasury shares in two transactions for approximately $156 million.

        At the Company's annual general meeting held on May 16, 2003, the Company's shareholders approved amendments to its articles of incorporation providing for an increase in authorized share capital and an increase in contingent share capital. The amendments include the creation of 250 million Swiss francs in authorized share capital, replacing 100 million Swiss francs that expired in June 2001. This entitled the Company's Board of Directors to issue up to 100 million new ABB shares, including approximately 30 million CE Settlement Shares (see Note 18). The amendments also include an increase of contingent capital from 200 million Swiss francs to 750 million Swiss francs, allowing the issue of up to a further 300 million new ABB Ltd shares which may be used primarily for the exercise of conversion rights granted in connection with issuance of bonds and other financial market instruments and for the issuance of new shares to employees.

        In October 2003, the Company announced a three-component capital-strengthening program, comprising of a share capital increase, a credit facility agreement and a bond issuance. As part of this program, in November 2003, an extraordinary shareholders' meeting resolved to increase the Company's share capital by approximately 840 million shares through a rights issue. In December 2003, the Company completed the 7-for-10 rights offering for the 840 million new registered shares at an offer price of 4 Swiss francs per share resulting in a net increase of capital stock and additional paid in capital of approximately $2.5 billion.

        At December 31, 2003, the Company had 2,440,016,034 authorized shares. Of these, 2,070,314,947 shares are registered and issued, including 30,298,913 CE Settlement Shares that are reserved for use with the pre-packaged plan of reorganization of Combustion Engineering. The CE Settlement Shares will only become outstanding and carry participation rights once the Plan becomes effective, and the shares are contributed to the Asbestos PI Trust. Should the Plan ultimately not become effective, the CE Settlement Shares reserved for such use would be cancelled by the Company. As these shares are presently held by one of the Company's subsidiaries and carry no participation rights, these shares are not treated as outstanding for the purposes of the Company's Consolidated Financial Statements.

        At December 31, 2003, including the warrants issued under the management incentive plan and call options sold to a bank at fair value during 2001 and 2003, the Company had outstanding obligations to deliver 59 million shares at exercise prices ranging from 7.00 to 42.05 Swiss francs. The call options expire in periods ranging from 2004 to 2009 and were recorded as equity instruments in accordance with EITF 00-19. Also, at December 31, 2003, the Company had obligations to deliver approximately 107 million shares at a conversion price of 14.64 Swiss francs (converted into U.S. dollars at the fixed exchange rate of 1.6216 Swiss francs per U.S. dollar) as a result of the issuance of convertible debt in May 2002 and to deliver approximately 105 million shares at a conversion price of 9.53 Swiss francs as a result of the issuance of convertible debt in

September 2003. In addition, pursuant to the Plan described above and in Note 18, the Company will contribute the CE Settlement Shares to the Asbestos PI Trust after the Plan is declared effective.

        Dividends are payable to the Company's stockholders based on the requirements of Swiss law, ABB Ltd's Articles of Incorporation, and stockholders' equity as reflected in the unconsolidated financial statements of ABB Ltd prepared in compliance with Swiss law. At December 31, 2003, of the 8,942 million Swiss francs stockholders' equity reflected in such unconsolidated financial statements, 5,176 million Swiss francs is share capital, 2,192 million Swiss francs is restricted, 1,533 million Swiss francs is unrestricted and 41 million Swiss francs is available for distribution.

Note 24 Earnings per share

        Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the year. Diluted earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the year, assuming that all potentially dilutive securities were exercised and that any proceeds from such exercises were used to acquire shares of the Company's stock at the average market price during the year or the period the securities were outstanding, if shorter. Potentially dilutive securities comprise: outstanding written call options, if dilutive; the securities issued under the Company's management incentive plan, to the extent the average market price of the Company's stock exceeded the exercise prices of such instruments; shares issuable in relation to the convertible bonds, if dilutive; and outstanding written put options, for which net share settlement at average market price of the Company's stock was assumed, if dilutive.

        The shares issuable in relation to the warrants and options outstanding in connection with the Company's management incentive plan were excluded from the computation of diluted earnings per share in all periods presented as their inclusion would have been antidilutive. In 2002, the shares issuable in relation to the convertible bonds were included in the computation of diluted earnings per share for the period they were outstanding. In 2003, the shares issuable in relation to the convertible bonds were excluded from the calculation of diluted earnings per share as their inclusion would have been antidilutive.

	Year ended December 31,
	2003	2002	2001
Basic earnings per share:
Income from continuing operations	$86	$75	$171
Loss from discontinued operations, net of tax	(853)	(858)	(837)
Cumulative effect of change in accounting principles (SFAS 133), net of tax	—	—	(63)

Net loss	$(767)	$(783)	$(729)

Weighted average number of shares outstanding (in millions)	1,220	1,113	1,132
Earnings per share:
Income from continuing operations	$0.07	$0.07	$0.15
Loss from discontinued operations, net of tax	(0.70)	(0.77)	(0.73)
Cumulative effect of change in accounting principles (SFAS 133), net of tax	—	—	(0.06)

Net loss	$(0.63)	$(0.70)	$(0.64)

	Year ended December 31,
Diluted earnings per share:
	2003	2002	2001
Income from continuing operations	$86	$75	$171
Effect of dilution:
Convertible bonds, net of tax	—	(187)	—

Income (loss) from continuing operations, adjusted	86	(112)	171
Loss from discontinued operations, net of tax	(853)	(858)	(837)
Cumulative effect of change in accounting principles (SFAS 133), net of tax	—	—	(63)

Net loss, adjusted	$(767)	$(970)	$(729)

Weighted average number of shares outstanding (in millions)	1,220	1,113	1,132
Dilutive potential shares:
Convertible bonds	—	53	—

Diluted weighted average number of shares outstanding (in millions)	1,220	1,166	1,132

Earnings per share:
Income (loss) from continuing operations, adjusted	$0.07	$(0.10)	$0.15
Loss from discontinued operations, net of tax	(0.70)	(0.73)	(0.73)
Cumulative effect of change in accounting principles (SFAS 133), net of tax	—	—	(0.06)

Net loss, adjusted	$(0.63)	$(0.83)	$(0.64)

Note 25 Restructuring charges

2001 Program

        In July 2001, the Company announced and initiated a restructuring program (2001 Program) in an effort to improve productivity, reduce cost base, simplify product lines, reduce multiple location activities and perform other downsizing in response to weakening markets and consolidation of major customers in certain industries.

        Restructuring charges relating to workforce reductions, lease terminations and other exit costs associated with the 2001 Program are included in other income (expense), net. Termination benefits of $99 million, $149 million and $32 million were paid to approximately 2,270, 4,000 and 2,150 employees in 2003, 2002 and 2001, respectively. Approximately $12 million, $29 million and $31 million were paid to cover costs associated with lease terminations and other exit costs in 2003, 2002 and 2001, respectively. Workforce reductions include production, managerial and administrative employees. Based on changes in management's original estimate a $22 million and $21 million reduction in the amounts accrued for workforce reductions, lease terminations and other exit costs have been included in other income (expense), net in 2003 and 2002, respectively. Currency fluctuations resulted in a $23 million and $25 million increase in the liabilities accrued for workforce reductions, lease terminations and other exit costs in 2003 and 2002, respectively.

Accrued liabilities included $9 million and $94 million for termination benefits and $27 million and $52 million for lease terminations and other exit costs as of December 31, 2003 and 2002, respectively.

        As a result of the 2001 Program, certain assets, inventories and property, plant and equipment have been identified as impaired or will no longer be used in continuing operations. The Company recorded $18 million and $41 million in 2002 and 2001, respectively, to write down these assets to fair value. These costs are included in cost of sales and other income (expense), net.

Step change program

        In October 2002, the Company announced the Step change program. The Company estimates that restructuring costs under the Step change program will be approximately $200 million in 2004. The goals of the Step change program are to increase competitiveness of the Company's core businesses (see Note 26), reduce overhead costs and streamline operations by approximately $900 million on an annual basis by 2005. The Step change program is expected to be completed by mid-2004.

        Restructuring charges relating to workforce reductions, lease terminations and other exit costs associated with the Step change program are included in other income (expense), net. Termination benefits of $145 million and $13 million were paid to approximately 1,500 and 200 employees in 2003 and 2002, respectively. Approximately $48 million and $1 million were paid to cover costs associated with lease terminations and other exit costs in 2003 and 2002, respectively. Workforce reductions include production, managerial and administrative employees. Based on changes in management's original estimate, a $4 million reduction in the amounts accrued for workforce reductions, lease terminations and other exit costs has been included in other income (expense), net in 2003. Currency fluctuations resulted in a $27 million increase in the liabilities accrued for workforce reductions, lease terminations and other exit costs in 2003. Accrued liabilities included $94 million and $38 million for termination benefits and $37 million and $25 million for lease terminations and other exit costs at December 31, 2003 and 2002, respectively.

        As a result of the Step change program, certain assets, inventories and property, plant and equipment have been identified as impaired or will no longer be used in continuing operations. The Company recorded $3 million and $2 million in 2003 and 2002, respectively, to write down these assets to their fair value. These costs are included in cost of sales and other income (expense), net.

Other

        Certain restructuring programs were initiated during 2003 at specified locations not included in the Step change program. The goals of these programs are to increase efficiencies by reducing headcount and streamlining operations. These programs are expected to increase productivity of the non-core businesses (see Note 26). Anticipated savings will be recognized through the strategic divestments of these operations.

        In 2003, the Company recognized restructuring charges of $83 million related to workforce reductions and $25 million related to lease terminations and other exit costs. These costs are included in other income (expense), net. Termination benefits of $34 million were paid to approximately 1,300 employees and $10 million were paid to cover costs associated with lease terminations and other exit costs. Workforce reductions include production, managerial and administrative employees. Based on changes in management's original estimate, a $6 million decrease in the amounts accrued for workforce reductions, lease terminations and other exit costs have been included in other income (expense), net. Currency fluctuations resulted in a $10 million increase in the liabilities accrued for workforce reductions, lease terminations and other exit costs. At December 31, 2003, accrued liabilities included $67 million for termination benefits and $35 million for lease terminations and other exit costs.

        As a result of other restructuring programs, certain assets, inventories and property, plant and equipment have been identified as impaired or will no longer be used in continuing operations. The Company recorded $11 million in 2003, to write down these assets to fair value. These costs are included in cost of sales and other income (expense), net.

        Restructuring charges consist of the following:

	2001 program	Step change	Other	Total
Year ended December 31, 2003
Restructuring charge for workforce reduction	$—	$181	$83	$264
Restructuring charge for lease terminations and other	—	54	25	79
Write down cost	—	3	11	14
Change in estimate	(22)	(4)	(6)	(32)

Total restructuring charges and related asset write-downs	$(22)	$234	$113	$325

Year ended December 31, 2002
Restructuring charge for workforce reduction	$165	$51	$—	$216
Restructuring charge for lease terminations and other	38	26	—	64
Write down cost	18	2	—	20
Change in estimate	(21)	—	(9)	(30)

Total restructuring charges and related asset write-downs	$200	$79	$(9)	$270

Year ended December 31, 2001
Restructuring charge for workforce reduction	$109	$—	$—	$109
Restructuring charge for lease terminations and other	71	—	—	71
Write down cost	41	—	—	41
Change in estimate	—	—	—	—

Total restructuring charges and related asset write-downs	$221	$—	$—	$221

Cumulative

        The cumulative amounts at December 31, 2003, for each plan are given below:

	2001 program	Step change	Other	Total
Restructuring charge for workforce reduction	$274	$232	$83	$589
Restructuring charge for lease terminations and other	109	80	25	214
Write down cost	59	5	11	75
Change in estimate	(43)	(4)	(15)	(62)

Total restructuring charges and related asset write-downs	$399	$313	$104	$816

Segment information

        Restructuring charges and related asset write-downs by segment consist of the following:

	Year ended December 31,
	2003	2002	2001
Power Technologies	$64	$62	$76
Automation Technologies	140	137	81
Non-core activities:
Equity Ventures	—	—	—
Structured Finance	—	—	—
Building Systems	43	22	2
New Ventures	1	2	6
Other Non-core activities	49	15	13
Total Non-core activities	93	39	21

Corporate/Other	28	32	43

Total restructuring charges and related asset write-downs	$325	$270	$221

Note 26 Segment and geographic data

        Effective January 1, 2003, in order to streamline the Company's structure and improve operational performance, the Company put into place two divisions: Power Technologies, which combines the former Power Technology Products and Utilities divisions and employed approximately 38,700 people at December 31, 2003: and Automation Technologies, which combined the former Automation Technology Products and Industries division and employed approximately 55,300 people at December 31, 2003. The remaining operations of the Company are grouped in Non-core activities. All periods presented have been restated to reflect the new organizational structure of the Company.

        The Power Technologies division serves electric, gas, and water utilities as well as industrial and commercial customers, with a broad range of products, systems and services for power transmission, distribution and power plant automation. The division's principal customers are electric, gas and water utilities, owners and operators of power transmission systems, utilities that own or operate networks and owners and operators of power generating plants. Other customers include gas transmission companies, local distribution companies and multi-utilities, which are involved in the transmission or distribution of more than one commodity. The division also serves industrial and commercial customers, such as operators of large commercial buildings and heavy industrial plants.

        The Automation Technologies division provides products, systems, software and services for the automation and optimization of industrial and commercial processes. Key technologies include measurement and control, instrumentation, process analysis, drives and motors, power electronics, robots, and low voltage products. These technologies are sold to customers of the automotive, cement, chemical, distribution, electronics, food and beverage, life sciences, marine, metals, mining, paper, petroleum, printing and telecommunications industries with application-specific power and automation technology.

        Non-core activities include the following:

  •
  The Company's remaining Equity Ventures business;

  •
  the Company's remaining Structured Finance business;

  •
  the Company's remaining Building Systems business;

  •
  the Company's New Ventures business area;

  •
  the Company's Customer Service, Group Processes, Logistic Systems, and Semiconductors business areas.

        Corporate/Other includes Headquarters, Central Research and Development, Real Estate, Group Treasury Operations and the Financial Advisory business.

        The Company evaluates performance of its segments based on earnings before interest and taxes, which excludes interest and dividend income, interest expense, provision for taxes, minority interest, and loss from discontinued operations, net of tax. In accordance with Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information, the Company presents division revenues, depreciation and amortization, earnings before interest and taxes, net operating assets and capital expenditures, all of which have been restated to reflect the changes to the Company's internal structure, including the effect of inter-division transactions.

        The following tables summarize information for each segment:

2003	Revenues	Depreciation and amortization	Earnings before interest and taxes	Net operating assets(1)	Capital expenditures(2)
Power Technologies	$7,680	$180	$563	$2,624	$120
Automation Technologies	9,897	255	773	3,787	157
Non-core cctivities:
Equity Ventures(3)	26	5	76	1,151	46
Structured Finance	48	1	(65)	643	—
Building Systems	1,829	9	(104)	9	3
New Ventures	53	5	(21)	313	11
Other Non-core ctivities	581	57	(67)	(237)	9

Total Non-core activities	2,537	77	(181)	1,879	69
Corporate / Other	822	65	(475)	2,524	53
Inter-division elimination	(2,141)	—	(24)	(1,128)	—
Consolidated	$18,795	$577	$656	$9,686	$399

2002	Revenues	Depreciation and amortization	Earnings before interest and taxes	Net operating assets(1)	Capital expenditures(2)
Power Technologies	$6,963	$166	$433	$2,335	$114
Automation Technologies	8,464	202	517	3,483	133
Non-core activities:
Equity Ventures(3)	19	—	43	1,062	—
Structured Finance	66	1	96	1,165	2
Building Systems	2,375	11	(113)	68	9
New Ventures	50	11	(37)	262	14
Other Non-core activities	937	75	(170)	(159)	20

Total Non-core activities	3,447	98	(181)	2,398	45
Corporate / Other	860	78	(350)	2,346	144
Inter-division elimination	(2,268)	—	(73)	(736)	—
Consolidated	$17,466	$544	$346	$9,826	$436

2001	Revenues	Depreciation and amortization	Earnings before interest and taxes	Net operating assets(1)	Capital expenditures(2)
Power Technologies	$6,776	$189	$405	$2,054	$128
Automation Technologies	8,496	296	514	3,173	144
Non-core activities:
Equity Ventures(3)	34	—	75	1,069	—
Structured Finance	97	4	1	1,513	8
Building Systems	2,613	17	18	(35)	11
New Ventures	97	15	(143)	269	32
Other Non-core activities	1,278	65	(64)	(527)	61

Total Non-core activities	4,119	101	(113)	2,289	112
Corporate / Other	1,596	86	(157)	2,732	167
Inter-division elimination	(2,653)	—	(132)	(770)	—
Consolidated	$18,334	$672	$517	$9,478	$551

(1)
Net operating assets is calculated based upon total assets (excluding cash and equivalents, marketable securities, current loans receivable, taxes and deferred charges) less total liabilities (excluding borrowings, taxes, provisions and pension-related liabilities).

(2)
Capital expenditures reflect purchases of tangible fixed assets.

(3)
Includes the Company's investment in Jorf Lasfar Energy Company S.C.A.

Geographic information

	Revenues Year ended December 31,			Long-lived assets December 31,
	2003	2002	2001	2003	2002
Europe	$10,332	$9,739	$10,368	$2,084	$1,952
The Americas	3,572	3,834	4,346	388	403
Asia	3,346	2,587	2,420	307	281
Middle East and Africa	1,545	1,306	1,200	61	65

	$18,795	$17,466	$18,334	$2,840	$2,701

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

        Management estimates that approximately 65 percent of the Company's employees are subject to collective bargaining agreements in various countries. These agreements are subject to various regulatory requirements and are renegotiated on a regular basis in the normal course of business.

Note 27 Subsequent events

        On April 5, 2004, the Company received notification from the U.S. Federal Third Circuit Court of Appeals that the hearing date for the appeals has been set for June 3, 2004. See Note 18 Commitments and Contingencies—Asbestos Liability.

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENT SCHEDULE

The Board of Directors and
Stockholders of ABB Ltd:

        We have audited the consolidated financial statements of ABB Ltd as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, and have issued our report thereon dated February 18, 2004 (included elsewhere in this annual report on Form 20-F). Our audits also included the financial statement schedule listed in Item 18(h) of this annual report on Form 20-F. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits. We did not audit the financial statements of Jorf Lasfar Energy Company, a corporation in which the Company has a 50% interest, (the Company's equity in Jorf Lasfar Energy Company's net income is stated at $60 million in 2003, $66 million in 2002 and $81 million in 2001); we did not audit the 2002 and 2001 consolidated financial statements of ABB Holdings Inc., a wholly-owned subsidiary, which statements reflect total assets constituting 15% in 2002 and total revenues constituting 14% in 2002 and 11% in 2001 of the related consolidated totals; we did not audit the 2002 and 2001 consolidated financial statements of Swedish Export Credit Corporation, a corporation in which the Company had a 35% interest, (the Company's equity in Swedish Export Credit Corporation's consolidated net income (loss) is stated at $89 million in 2002 and $(11) million in 2001); and we did not audit the 2001 financial statements of Scandinavian Reinsurance Company Limited, a wholly-owned subsidiary, which statements reflect total losses of $(346) million reflected as a component of the Company's 2001 loss from discontinued operations. Those statements were audited by other auditors whose reports have been furnished to us. Our opinion, insofar as it relates to amounts included for those companies and their subsidiaries, is based solely on the reports of the other auditors.

        In our opinion, the financial statement schedule referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LTD

Zurich, Switzerland
February 18, 2004

S-1

Schedule II—Valuation and Qualifying Accounts

Description	Balance at the beginning of year	Additions	Deductions	Balance at the end of year
	($ in millions)
Accounts Receivable—allowance for doubtful accounts:
Year ending December 31,
2003	210	129	89	250
2002	220	125	135	210
2001	196	100	76	220

S-2

QuickLinks

TABLE OF CONTENTS
INTRODUCTION
FINANCIAL AND OTHER INFORMATION
FORWARD-LOOKING STATEMENTS
PART I
  Item 1. Identity of Directors, Senior Management and Advisers
  Item 2. Offer Statistics and Expected Timetable
  Item 3. Key Information
SELECTED FINANCIAL DATA
DIVIDENDS AND DIVIDEND POLICY
RISK FACTORS
  Item 4. Information on the Company
INTRODUCTION
BUSINESS DIVISIONS
DISCONTINUED OPERATIONS
CAPITAL EXPENDITURES
SUPPLIES AND RAW MATERIALS
RESEARCH AND DEVELOPMENT
PATENTS AND TRADEMARKS
ENVIRONMENTAL ACTIVITIES
REGULATION
RECENT DEVELOPMENTS AND SIGNIFICANT TRANSACTIONS
SIGNIFICANT SUBSIDIARIES
DESCRIPTION OF PROPERTY
  Item 5. Operating and Financial Review and Prospects
ABOUT ABB
MANAGEMENT OVERVIEW
ORGANIZATIONAL STRUCTURE
APPLICATION OF CRITICAL ACCOUNTING POLICIES
NEW ACCOUNTING PRONOUNCEMENTS
RESTRUCTURING EXPENSES
ACQUISITIONS, INVESTMENTS AND DIVESTITURES
SUMMARY FINANCIAL DATA
EXCHANGE RATES
ORDERS
PERCENTAGE OF COMPLETION METHOD OF ACCOUNTING
PERFORMANCE MEASURES
ANALYSIS OF RESULTS OF OPERATIONS
Basic and Diluted Earnings (Loss) Per Share
Basic and Diluted Earnings (Loss) Per Share
LIQUIDITY AND CAPITAL RESOURCES
CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS
RELATED AND CERTAIN OTHER PARTIES
CONTINGENCIES AND RETAINED LIABILITIES
  Item 6. Directors, Senior Management and Employees
SENIOR MANAGEMENT
CORPORATE GOVERNANCE
COMPENSATION
MANAGEMENT INCENTIVE PLAN
SHARE OWNERSHIP
EMPLOYEES
  Item 7. Major Shareholders and Related Party Transactions
MAJOR SHAREHOLDERS
RELATED PARTY TRANSACTIONS
  Item 8. Financial Information
CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
LEGAL PROCEEDINGS
DIVIDENDS AND DIVIDEND POLICY
SIGNIFICANT CHANGES
  Item 9. The Offer and Listing
MARKETS
TRADING HISTORY
THE SWX SWISS EXCHANGE AND VIRT-X
THE SWEDISH SECURITIES MARKET
  Item 10. Additional Information
DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF INCORPORATION
MATERIAL CONTRACTS
EXCHANGE CONTROLS
TAXATION
DOCUMENTS ON DISPLAY
  Item 11. Quantitative and Qualitative Disclosures About Market Risk
  Item 12. Description of Securities Other than Equity Securities
PART II
  Item 13. Defaults, Dividend Arrearages and Delinquencies
  Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
  Item 15. Controls and Procedures
  Item 16A. Audit Committee Financial Expert
  Item 16B. Code of Ethics
  Item 16C. Principal Accountant Fees and Services
PART III
  Item 17. Financial Statements
  Item 18. Financial Statements
  Item 19. Exhibits
SIGNATURES
ABB Ltd Index to Consolidated Financial Statements and Schedules
INDEPENDENT AUDITORS' REPORT
REPORT OF INDEPENDENT AUDITORS
INDEPENDENT AUDITORS' REPORT
INDEPENDENT AUDITORS' REPORT
INDEPENDENT AUDITORS' REPORT
ABB Ltd Consolidated Income Statements for the years ended December 31, 2003, 2002 and 2001
ABB Ltd Consolidated Balance Sheets as of December 31, 2003 and 2002
ABB Ltd Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001
ABB Ltd Consolidated Statements of Changes in Stockholders' Equity For the years ended December 31, 2003, 2002 and 2001
ABB Ltd Notes to the Consolidated Financial Statements (U.S. dollar amounts in millions, except per share amounts)
INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENT SCHEDULE
Schedule II—Valuation and Qualifying Accounts