Form 20-F/A
period 2003-12-31
ABB LTD
filed 2004-09-24
CIK 1091587

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on September 24, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

(AMENDMENT NO. 1)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12( ) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(b) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Item 17    ☐        Item 18    ☒

EXPLANATORY NOTE

        This Form 20-F/A is being filed by ABB Ltd ("ABB") as Amendment No. 1 to its Annual Report on Form 20-F filed on April 9, 2004 (the "Original Form 20-F"). The purpose of this Amendment No. 1 is to reflect restatements of ABB's consolidated financial statements as of December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003, and to restate certain financial data of ABB as of December 31, 2001, 2000 and 1999 and for each of the years in the two-year period ended December 31, 2000. These changes are intended to correct the effect of earnings overstatements by ABB's medium-voltage business in Italy on its previously reported financial statement results.

        During the second quarter of 2004, ABB received information regarding earnings overstatements by the medium voltage business unit of ABB's Power Technologies division (the "PT-MV BAU") in Italy. An investigation performed by ABB, with the assistance of outside counsel and forensic accountants, has shown that from the first quarter of 1998 through the first quarter of 2004, the PT-MV BAU overstated its earnings before interest and taxes (operating income) and net income through the early recognition of certain revenue from incomplete projects, improper capitalization of costs on certain projects unrecorded liabilities and borrowings, and other improper journal entries. ABB disclosed the preliminary results of this investigation in a press release on June 11, 2004, filed with the United States Securities and Exchange Commission (SEC) on Form 6-K on June 14, 2004.

        The cumulative effect of these overstatements on ABB's earnings before interest and taxes and net income was approximately $73 million and $89 million, respectively, from the first quarter of 1998 through the end of March 2004. The negative impact on income tax expense results from the inability to claim tax benefits under Italian tax law for adjustments made to improperly filed tax returns for the years 1998 through 2002, as well as a reassessment of the realizability of our deferred tax assets due to a cumulative loss position after the restatement. As compared with financial data provided in ABB's Annual Report on Form 20-F filed with the SEC on April 9, 2004, the corrections have increased net loss by $12 million ($0.01 per share basic and diluted), $36 million ($0.04 and $0.03 per share basic and diluted, respectively) and $14 million ($0.02 per share basic and diluted) in 2003, 2002 and 2001, respectively, decreased net income by $17 million ($0.01 and $0.02 per share basic and diluted, respectively) and $6 million ($0.01 per share basic and diluted) in 2000 and 1999, respectively, and decreased stockholders' equity by $109 million at December 31, 2003.

        ABB has undertaken measures, including termination of employment, with respect to the personnel involved in the earnings overstatement. In addition, ABB Power Technologies S.p.A., an Italian subsidiary carrying out business within the PT-MV BAU in which these activities took place, has designed, and is implementing, an improved system of accounting controls. ABB may consider additional remedial measures in light of this investigation. In addition, ABB's investigation revealed that certain employees of ABB Power Technologies S.p.A. participated in arranging improper payments to an employee of an Italian power generation company in order to obtain a contract. ABB has reported this matter to the Italian Public Prosecutor's Office, which is conducting its own investigation, as well as to the SEC. ABB has terminated staff determined to be involved in arranging such improper payments.

        This Amendment No. 1 amends and restates the following Items of ABB's Original Form 20-F: "Item 3—Key Information", "Item 4—Information on the Company", "Item 5—Operating and Financial Review and Prospects", "Item 8—Financial Information", "Item 15—Controls and Procedures", "Item 18—Financial Statements" and "Item 19—Exhibits".

        Except to reflect the restatement of ABB's consolidated financial statements and as to certain subsequent events described in Note 27 to ABB's consolidated financial statements, this

Amendment No. 1 does not, and does not purport to, modify or update the disclosures contained in ABB's Original Form 20-F.

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

        In this annual report: (i)"$," "U.S. dollars" and "USD" refer to the lawful currency of the United States of America; (ii) "CHF" and "Swiss francs" refer to the lawful currency of Switzerland; (iii) "€" and "euro" refer to the lawful currency of the participating member states of the European Union (the "EU"); (iv) "SEK" and "Swedish krona" refer to the lawful currency of Sweden; (v) "£," "sterling," "pounds sterling" and "GBP" refer to the lawful currency of the United Kingdom; and (vi) "Norwegian krone" refers to the lawful currency of Norway.

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

        In May 2001, we effected a share split in a four-for-one ratio to reduce the nominal value of our shares from CHF 10 each to CHF 2.50 each. For more information about the share split, see "Item 10. Additional Information—Description of Share Capital and Articles of Incorporation—The Share Split" in the Original Form 20-F. Unless otherwise noted, all share figures in this annual report reflect the share split.

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

        During the second quarter of 2004, we received information regarding earnings overstatements by PT-MV BAU. An investigation performed by us, with the assistance of outside counsel and forensic accountants, has shown that from the first quarter of 1998 through the first quarter of 2004, the PT-MV BAU overstated its earnings before interest and taxes (operating income) and net income through the early recognition of certain revenue from incomplete projects, improper capitalization of costs on certain projects, unrecorded liabilities and borrowings, and other improper journal entries. We disclosed the preliminary results of this investigation in a press release on June 11, 2004, filed with the SEC on Form 6-K on June 14, 2004.

        The cumulative effect of these overstatements on our earnings before interest and taxes and net income was approximately $70 million and $87 million, respectively, from the first quarter of 1998 through the end of 2003. The negative impact on income tax expense results from the inability to claim tax benefits under Italian tax law for adjustments made to improperly filed tax returns for the years 1998 through 2002, as well as a reassessment of the realizability of our deferred tax assets due to a cumulative loss position after the restatement. As compared with financial data provided in our Annual Report on Form 20-F filed with the SEC on April 9, 2004, the corrections have increased net loss by $12 million ($0.01 per share basic and diluted), $36 million ($0.04 and $0.03 per share basic and diluted, respectively) and $14 million ($0.02 per share basic and diluted) in 2003, 2002 and 2001, respectively, decreased net income by $17 million ($0.01 and $0.02 per share basic and diluted, respectively) and $6 million ($0.01 per share basic and diluted) in 2000 and 1999, respectively, and decreased stockholders' equity by $109 million at December 31, 2003.

        We have undertaken measures, including termination of employment, with respect to the personnel involved in the earnings overstatement. In addition, ABB Power Technologies S.p.A., an Italian subsidiary carrying out business within the PT-MV BAU in which these activities took place, has designed, and is implementing, an improved system of accounting controls. We may consider additional remedial measures in light of this investigation. In addition, our investigation revealed that certain employees of ABB Power Technologies S.p.A. participated in arranging improper payments to an employee of an Italian power generation company in order to obtain a contract. We have reported this matter to the Italian Public Prosecutor's Office, which is conducting its own investigation, as well as to the SEC. We have terminated staff determined to be involved in arranging such improper payments.

        Our consolidated financial statements as of and for each of the years ended December 31, 2003, 2002 and 2001 were audited by Ernst & Young AG, except for the 2002 and 2001 consolidated financial statements of ABB Holdings Inc., a wholly owned subsidiary, the 2003, 2002 and 2001 financial statements of Jorf Lasfar Energy Company, a corporation in which we have a 50% interest, the 2002 and 2001 consolidated financial statements of Swedish Export Credit Corporation, in which we had a 35% interest as of December 31, 2002, and the 2001 financial statements of Scandinavian Reinsurance Company Limited, a then wholly owned subsidiary, which were audited by other independent auditors.

        Our consolidated financial statements as of and for each of the years ended December 31, 2000 and 1999, before the restatement described above with respect to the earnings overstatement at one of our Italian subsidiaries and before reclassifications for operations discontinued in 2003, were audited jointly by Ernst & Young AG and KPMG Klynveld Peat Marwick Goerdeler SA. The Consolidated Financial Statements as of December 31, 2001, 2000 and 1999 and for each of the years ended December 31, 2000 and 1999 have not been audited after the reclassifications and restatements described above.

INCOME STATEMENT DATA(1):

	Year ended December 31,
	2003	2002	2001	2000	1999
	(restated) (audited)	(restated) (audited)	(restated) (audited)	(restated) (unaudited)	(restated) (unaudited)
	($ in millions except per share data)
Revenues	18,784	17,461	18,334	18,489	19,988
Cost of sales	(14,084)	(13,081)	(13,552)	(13,521)	(14,374)
Gross profit	4,700	4,380	4,782	4,968	5,614
Selling, general and administrative expenses	(3,830)	(3,954)	(3,929)	(4,001)	(4,656)
Amortization expense(2)	(40)	(41)	(188)	(185)	(164)
Other income (expense), net(3)	(189)	(58)	(161)	265	91
Earnings before interest and taxes	641	327	504	1,047	885
Interest and dividend income	144	189	348	386	511
Interest and other finance expense	(554)	(315)	(571)	(453)	(631)
Income from continuing operations before taxes and minority interest	231	201	281	980	765
Provision for taxes	(75)	(91)	(88)	(265)	(197)
Minority interest	(82)	(71)	(36)	(40)	(27)
Income from continuing operations	74	39	157	675	541
Income (loss) from discontinued operations, net of tax(4)	(853)	(858)	(837)	751	813
Cumulative effect of change in accounting principles (SFAS 133), net of tax(5)	—	—	(63)	—	—
Net income (loss)	(779)	(819)	(743)	1,426	1,354
Basic earnings (loss) per share(6):
Income from continuing operations	0.06	0.04	0.14	0.57	0.46
Net Income (loss)	(0.64)	(0.74)	(0.66)	1.21	1.14
Diluted earnings (loss) per share(6):
Income (loss) from continuing operations	0.06	(0.13)	0.14	0.57	0.46
Net Income (loss)	(0.64)	(0.86)	(0.66)	1.20	1.14

BALANCE SHEET DATA(1):

	December 31,
	2003	2002	2001		2000		1999
	(restated) (audited)	(restated) (audited)	(restated) (unaudited)		(restated) (unaudited)		(restated) (unaudited)
	($ in millions)
Cash and equivalents	4,669	2,336	2,311		1,185		1,364
Marketable securities	473	589	1,229		2,340		2,981
Total assets	30,401	29,522	32,312		30,967		30,620
Long-term borrowings	6,290	5,358	4,999		3,760		3,018
Total debt(7)	7,925	7,949	9,700		7,280		6,334
Capital stock and additional paid-in capital	3,067	2,027	2,028		2,082		2,071
Total stockholders' equity	2,917	931	1,938	(9)	5,147	(9)	4,265
Net operating assets(8)	9,634	9,788	9,447		10,592		9,863

CASH FLOW DATA(1):

	Year ended December 31,
	2003	2002	2001	2000	1999
	(restated) (audited)	(restated) (audited)	(audited)	(audited)	(unaudited)
	($ in millions)
Net cash provided by (used in) operating activities	(173)	—	1,983	747	371
Net cash provided by (used in) investing activities	754	2,651	(1,218)	(489)	(109)
Net cash provided by (used in) financing activities	1,603	(2,793)	677	(392)	(1,187)

OTHER FINANCIAL AND OPERATING DATA(1):

	Year ended December 31,
	2003	2002	2001	2000		1999
	(audited)	(audited)	(audited)	(unaudited)		(unaudited)
	($ in millions)
Purchases of property, plant and equipment	547	602	761	553	(9)	839
Depreciation and amortization(2)	585	611	787	836	(9)	795
Research and development	613	547	590	657		820
Order-related development(10)	317	248	404	554		770

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

        Dividends are usually due and payable no earlier than three trading days after the shareholders' resolution. Dividends for which no payment has been requested within five years after the due date accrue to ABB Ltd and are allocated to its free reserves. For information about the deduction of withholding taxes from dividend payments, see "Item 10. Additional Information—Taxation" in the Original Form 20-F.

        We have established a dividend access facility for shareholders who are resident in Sweden under which these shareholders may register with Värdepapperscentralen VPC AB (Sweden) ("VPC"), as holder of up to 600,004,716 shares, and receive dividends in Swedish kronor equivalent to the dividend paid in Swiss francs without deduction of Swiss withholding tax. For further information, see "Item 10. Additional Information Taxation" in the Original Form 20-F.

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

        The U.S. District Court held a hearing on July 31, 2003 with respect to the appeals and entered its confirmation order on August 8, 2003. The U.S. Federal Third Circuit Court of Appeals granted a motion for expedition of appeals and ordered that all briefs were to be filed by October 7, 2003. On June 3, 2004, the U.S. Federal Third Circuit Court of Appeals heard the appeals. We cannot be certain of the duration or outcome of the appeal process. Regardless of whether or not the pre-packaged plan becomes effective, the Master Settlement Agreement, which settles the amount of and provides for the partial payment on approximately 110,000 asbestos claims, remains effective. See "Item 5. Operating and Financial Review and Prospects—Contingencies and Retained Liabilities—Asbestos Liability" and Notes 18 and 27 to our Consolidated Financial Statements.

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

        We entered into a three-year $1 billion credit facility on November 17, 2003. The new credit facility became available in December 2003. It contains certain financial covenants in respect of minimum interest coverage, maximum net leverage and a minimum level of consolidated net worth, as well as specific negative pledges. If we are unable to comply with the covenants in the new credit facility, we may be required to renegotiate the facility with our lenders or to replace it in order not to default under it. We can offer no assurance that we would be able to renegotiate or replace the facility on terms that are acceptable to us, if at all. At December 31, 2003 and June 30, 2004, nothing was drawn under the new facility and we currently do not intend to draw on it. See "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities."

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

        Our Oil, Gas and Petrochemicals business, which we intend to divest, depends on the condition of the oil and gas industry and particularly on capital expenditure budgets of the companies engaged in the exploration, development and production of oil and gas. The prices of oil and gas and their uncertainty in the future, along with forecasted growth in world oil and gas demand, will strongly influence the extent of offshore exploration and development activities. Offshore oil and gas field capital expenditures also are influenced by the sale and expiration dates of offshore leases, the discovery rate of new oil and gas reserves in offshore areas, local and international political and economic conditions, environmental regulation, coordination by the Organization of Petroleum Exporting Countries, the ability of oil and gas companies to access or generate capital and the cost of such capital. In addition, our provision of products, systems and services to the downstream refining and petrochemical industry are affected by capital expenditure budgets of our customers, which are, in turn, affected by refinery margins and prices for petrochemical products such as ethylene and polypropylene. In 2003, the Oil, Gas and Petrochemicals business generated revenues of $3,374 million. These revenues are contained in the results of discontinued operations, reflecting our intention to sell this business. The upstream business was sold in July 2004. An adverse effect on the financial results of this division could have a material adverse effect on our consolidated results of operations.

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

        Currency exchange rate fluctuations in those currencies in which we incur our principal manufacturing expenses (the euro, Swedish krona and Swiss franc) may distort competition between us and our competitors whose costs are incurred in other currencies. If our principal currencies appreciate in value against such other currencies, our competitiveness may be weakened. For further information on our currency translation and transaction risk, see "Item 11. Quantitative and Qualitative Disclosures about Market Risk—Currency Fluctuations and Foreign Exchange Risk" in the Original Form 20-F.

        We may encounter difficulty in managing our business due to the global nature of our operations.

        We operate in approximately 100 countries around the world and, as of December 31, 2003, employed approximately 116,000 people. As of December 31, 2003, approximately 61% of our employees were located in Europe, approximately 16% in the Americas, approximately 13% in Asia and approximately 10% in the Middle East and Africa. In order to manage our day-to-day operations, we must overcome cultural and language barriers and assimilate different business practices. In addition, we are required to create compensation programs, employment policies and other administrative programs that comply with the laws of multiple countries. We also must communicate and monitor group-wide standards and directives across our global network. Our failure to successfully manage our geographically diverse operations could impair our ability to react quickly to changing business and market conditions and to enforce compliance with group-wide standards and procedures.

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

        In May 2004, we announced that we had undertaken an internal investigation which uncovered that certain of our employees—together with employees of other companies active in the gas insulated switchgear business—were involved in anti-competitive practices. We have reported promptly such practices to the appropriate authorities including the European Commission. We have received an amnesty decision from the European Commission and are cooperating with it in the investigation that it has launched.

        In June 2004, we disclosed to the SEC and the Italian authorities the preliminary results of our inquiry performed with the assistance of outside counsel and forensic accountants. Those results showed that from the first quarter of 1998 through the first quarter of 2004, the PT-MV BAU overstated its earnings before interest and taxes (operating income) and net income through the early recognition of certain revenue from incomplete projects, improper capitalization of costs on certain projects, unrecorded liabilities and borrowings, and other improper journal entries. The inquiry also uncovered improper payments to an employee of an Italian power generation company. The investigation by the Italian authorities is ongoing and we are not currently in a position to predict the outcome.

        During 2002 and 2003, we undertook an investigation of potentially improper business conduct within our Oil, Gas and Petrochemical division. In such internal investigations, we uncovered a limited number of improper payments by some of our employees and agents in the upstream business in Africa, Central Asia, and South America, which we voluntarily disclosed to the U.S. Department of Justice and the SEC. The payments, which violated our internal policies on business ethics, were made in order to obtain from local officials confidential information and commercial advantages, including with respect to contracts on which we were bidding. Subsequently, ABB Vetco Gray Inc. and ABB Vetco Gray UK Ltd., two of our subsidiaries that were sold as part of the Oil, Gas and Petrochemicals upstream business in July 2004, pleaded guilty on July 6, 2004, to two counts of conduct in violation of the Foreign Corrupt Practices Act (FCPA), relating to the payment of bribes to officials of NAPIMS, a Nigerian government agency that evaluates and approves potential bidders for contract work on oil exploration projects in Nigeria, including bidders seeking subcontracts with foreign oil and gas companies. According to the stipulated statement of facts, the two former subsidiaries paid more than $1 million in exchange for obtaining confidential bid information and favorable recommendations from Nigerian government agencies in connection with seven oil and gas construction contracts in Nigeria from which the companies expected to realize profits of almost $12 million. As part of the plea agreement, each company has paid a fine of $5.25 million.

        In a separate, but related, action, the SEC filed a complaint against us. The SEC complaint alleges violations of anti-bribery, books and records, and internal control provisions of the FCPA, arising from alleged payments in Nigeria, Kazakhstan and Angola. We have agreed to a civil settlement that includes (i) the hiring of an independent consultant to review our policies and procedures as they relate to compliance with the books and records, internal accounting controls and anti-bribery provisions of the FCPA, (ii) the disgorgement of profits and pre-judgment interest of $5.9 million, and (iii) a civil penalty payment of $10.5 million, which is to be deemed satisfied by payment of the two criminal fines discussed above.

        For more information, see "Item 5. Operating and Financial Review and Prospects—Acquisitions, Investments and Divestitures—Divestitures" and "Item 8. Financial Information—Legal Proceedings."

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

        The following table sets forth the amount and percentage of ABB Group revenues derived from each of our business divisions for the fiscal years ended December 31, 2003 and 2002, based on our current organizational structure:

	Revenues Year ended December 31,		Percentage of Revenues Year ended December 31,
	2003	2002	2003	2002
	(restated)	(restated)
	($ in millions)		(%)
Power Technologies	7,669	6,958	38	37
Automation Technologies	9,897	8,464	49	45
Non-Core Activities	2,537	3,447	13	18

Subtotal	20,103	18,869	100	100

Corporate/Other and Eliminations	(1,319)	(1,408)

Consolidated Revenues	18,784	17,461

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

        During the second quarter of 2004, we received information regarding earnings overstatements by PT-MV BAU. An investigation performed by us, with the assistance of outside counsel and forensic accountants, has shown that from the first quarter of 1998 through the first quarter of 2004, the PT-MV BAU overstated its earnings before interest and taxes (operating income) and net income through the early recognition of certain revenue from incomplete projects, improper capitalization of costs on certain projects, unrecorded liabilities and borrowings, and other improper journal entries. We disclosed the preliminary results of this investigation in a press release on June 11, 2004, filed with the SEC on Form 6-K on June 14, 2004.

        The cumulative effect of these overstatements on our earnings before interest and taxes and net income was approximately $70 million and $87 million, respectively, from the first quarter of 1998 through the end of 2003. The negative impact on income tax expense results from the inability to claim tax benefits under Italian tax law for adjustments made to improperly filed tax returns for the years 1998 through 2002, as well as a reassessment of the realizability of our deferred tax assets due to a cumulative loss position after the restatement. As compared with financial data provided in our Annual Report on Form 20-F filed with the SEC on April 9, 2004, the corrections have increased net loss by $12 million ($0.01 per share basic and diluted), $36 million ($0.04 and $0.03 per share basic and diluted, respectively) and $14 million ($0.02 per share basic and diluted) in 2003, 2002 and 2001, respectively, decreased net income by $17 million ($0.01 and $0.02 per share basic and diluted, respectively) and $6 million ($0.01 per share basic and diluted) in 2000 and 1999, respectively, and decreased stockholders' equity by $109 million at December 31, 2003.

        We have undertaken measures, including termination of employment, with respect to the personnel involved in the earnings overstatement. In addition, ABB Power Technologies S.p.A., an Italian subsidiary carrying out business within the PT-MV BAU in which these activities took place, has designed, and is implementing, an improved system of accounting controls. We may consider additional remedial measures in light of this investigation. In addition, our investigation revealed that certain employees of ABB Power Technologies S.p.A. participated in arranging improper payments to an employee of an Italian power generation company in order to obtain a contract. We have reported this matter to the Italian Public Prosecutor's Office, which is conducting its own investigation, as well as to the SEC. We have terminated staff determined to be involved in arranging such improper payments.

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

        Two of the division's business areas—Power Systems and Utility Automation Systems—primarily provide engineering services drawing on the ABB Group's complete range of products and services. The other four business areas—High—Voltage Products, Medium-Voltage Products, Power Transformers and Distribution Transformers—are mainly product manufacturing businesses.

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

        Effective January 1, 2004, the Automation Technologies division merged its six business areas into three business areas as part of its drive to further simplify and focus the business and to improve efficiency. The new business areas are:

  •
  Process Automation, comprising the former Control Platform Products, Petroleum and Chemical, and Paper, Minerals, Marine and Turbocharging business areas.

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
	%
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

Non-Core Activities

        Business activities that are not directly linked to our Power Technologies and Automation Technologies divisions (our core divisions) and which we are considering for sale, winding down or otherwise discontinuing are grouped together and their results are reported under the heading of Non-Core Activities. These activities comprise primarily the remaining parts of Equity Ventures business area, the remaining parts of the Structured Finance business area, the remaining parts of the Building Systems business area, the remaining parts of the New Ventures business area and a number of other activities, including Customer Service Workshops, Logistic Systems and the Group Processes business areas. The Insurance business area, which was previously included in Non-Core Activities, is now discussed as discontinued operations following our agreement in December 2003 to sell this business to White Mountains Insurance Group Limited of Bermuda. The sale was completed in April 2004. The businesses in the Non-Core Activities division are not being managed as an integral part of our business. The division had approximately 8,700 employees at December 31, 2003.

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

        Following our decision to divest our Building Systems businesses in 2002, we finalized the divestment of a number of our activities in the Building Systems business area during 2003, including our activities in Austria, Belgium, the Netherlands, the Nordic region (Baltic states, Denmark, Finland, Norway, Russia and Sweden), Portugal and the United Kingdom. We have not yet sold the Building Systems businesses in Germany, Poland, the United States, Hong Kong and Egypt. In March 2004, we sold our Building Systems business in Switzerland to an investor group, while retaining a 10% interest in the business.

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

        The following businesses are included in our Consolidated Financial Statements as discontinued operations:

  •
  All of our Oil, Gas and Petrochemicals businesses, of which we sold our upstream businesses to a consortium consisting of Candover Partners Limited, JP Morgan Partners LLC and 3i Group PLC in July 2004. See Notes 3 and 27 to the Consolidated Financial Statements. The upstream business is a global producer of equipment and services for oil and gas exploration and production. The remaining part of the Oil, Gas and Petrochemicals businesses primarily consists of a full service engineering company which, in addition to having expertise in engineering, procurement and construction projects, also licenses process technologies in the refining, chemical, petrochemical and polymer fields.

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

  •
  Our Reinsurance business, which we sold to White Mountains Insurance Group Limited, a Bermuda-based insurance holding company, in April 2004. See Notes 3 and 27 to the Consolidated Financial Statements. This business provides international reinsurance and insurance underwriting, as well as specialized primary insurance in the United States.

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

Oil, Gas and Petrochemicals

  Overview

        In July 2004, we completed the sale of the upstream part of our Oil, Gas and Petrochemicals business. See "Item 5. Operating and Financial Review and Prospects—Acquisitions, Investments and Divestitures—Divestitures."

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

Insurance Business

        In April 2004, we completed the sale of our Reinsurance business. See "Item 5. Operating and Financial Review and Prospects—Acquisitions, Investments and Divestitures—Divestitures."

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

ABOUT ABB

        We are a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. As of December 31, 2003, we employed approximately 116,000 people and operated in approximately 100 countries.

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

MANAGEMENT OVERVIEW

        During the past three years, we have incurred significant net losses, principally as a result of a greater-than-anticipated increase in the number of, and in the amounts required to settle, certain asbestos-related claims, the weak performance of some of our businesses that are now classified as non-core activities or discontinued operations, as well as the effects on us of an overall weakening of global markets. As a result of these losses, combined with the effect of a repurchase of our own shares in 2001 and certain other factors, our consolidated stockholders' equity had decreased to approximately $0.9 billion at December 31, 2002. During 2003, we carried out a capital strengthening program designed to improve our Consolidated Balance Sheet to appropriate levels for an industrial company of our size and to provide our core divisions with the financial flexibility they need for profitable growth. We used part of the proceeds from the capital strengthening program to repay the remaining portion of our then existing $1.5 billion credit facility.

        In addition to the capital strengthening program, we have taken a number of steps to realign our organization and cost base, including reducing our workforce, selling some of our non-core businesses and other assets, extending our debt maturity profile and pursuing a settlement in relation to our asbestos exposure in the United States. As a result of the capital strengthening program and despite the $779 million net loss reported in 2003, our consolidated stockholders' equity had increased to approximately $2.9 billion at December 31, 2003 and our Consolidated Balance Sheet included approximately $5.1 billion of cash, equivalents and marketable securities at the same date.

        In 2002, we introduced the Step Change Program, which is designed to increase the competitiveness of our core divisions, reduce overhead costs and streamline operations, and is expected to result in approximately $900 million of cost savings on an annual basis by 2005. See "—Restructuring Expenses" and Note 25 to our Consolidated Financial Statements.

        Marking further progress towards the settlement of the asbestos issue, a U.S. district court confirmed a pre-packaged Chapter 11 plan of reorganization filed for our subsidiary Combustion Engineering. The plan will become effective when the confirmation order issued in 2003 has become a final order that is not subject to appeal and the other conditions to the effectiveness of the plan have been satisfied. On June 3, 2004, the U.S. Federal Third Circuit Court of Appeals heard the appeals. Regardless of whether or not the pre-packaged plan becomes effective, the Master Settlement Agreement, which settles the amount of and provides for the partial payment on approximately 110,000 asbestos claims, remains effective. See "—Contingencies and Retained Liabilities" and Notes 18 and 27 to our Consolidated Financial Statements. Although the nature of litigation makes it difficult to predict any particular outcome, we remain confident that the confirmation of the plan will be affirmed.

        Since 2002, we have disposed of a number of businesses and assets in furtherance of our strategy to focus on our core divisions. We also sold the upstream part of our Oil, Gas and Petrochemicals businesses to a private equity consortium. See "Acquisitions, Investments and Divestitures." We have received proceeds of approximately $1.2 billion from the divestments carried out in 2003 and with the divestment of the upstream part of our Oil, Gas and Petrochemicals businesses and the Reinsurance business, we generated proceeds of more than $2 billion from our various divestment programs.

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

        Our Medium-Voltage Products business area generated approximately $1.4 billion in revenues in 2003 and had approximately 7,000 employees at December 31, 2003. This business area develops, manufactures and sells a wide range of circuit breakers and contactors, fuses, sensors, switches, vacuum interrupters and outdoor distribution products and sells primarily to utilities, industrial end-users, distributors, wholesalers, installers and original equipment manufacturers. Revenues of this business are primarily generated in Western Europe, followed by Asia, North America and the Middle East.

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

        During the second quarter of 2004, we received information regarding earnings overstatements by PT-MV BAU. An investigation performed by us, with the assistance of outside counsel and forensic accountants, has shown that from the first quarter of 1998 through the first quarter of 2004, the PT-MV BAU overstated its earnings before interest and taxes (operating income) and net income through the early recognition of certain revenue from incomplete projects, improper capitalization of costs on certain projects, unrecorded liabilities and borrowings, and other improper journal entries. We disclosed the preliminary results of this investigation in a press release on June 11, 2004, filed with the SEC on Form 6-K on June 14, 2004.

        The cumulative effect of these overstatements on our earnings before interest and taxes and net income was approximately $70 million and $87 million, respectively, from the first quarter of 1998 through the end of 2003. The negative impact on income tax expense results from the inability to claim tax benefits under Italian tax law for adjustments made to improperly filed tax returns for the years 1998 through 2002, as well as a reassessment of the realizability of our deferred tax assets due to a cumulative loss position after the restatement. As compared with financial data provided in our Annual Report on Form 20-F filed with the SEC on April 9, 2004, the corrections have increased net loss by $12 million ($0.01 per share basic and diluted), $36 million ($0.04 and $0.03 per share basic and diluted, respectively) and $14 million ($0.02 per share basic and diluted) in 2003, 2002 and 2001, respectively, decreased net income by $17 million ($0.01 and $0.02 per share basic and diluted, respectively) and $6 million ($0.01 per share basic and diluted) in 2000 and 1999, respectively, and decreased stockholders' equity by $109 million at December 31, 2003.

        We have undertaken measures, including termination of employment, with respect to the personnel involved in the earnings overstatement. In addition, ABB Power Technologies S.p.A., an Italian subsidiary carrying out business within the PT-MV BAU in which these activities took place, has designed, and is implementing, an improved system of accounting controls. We may consider additional remedial measures in light of this investigation. In addition, our investigation revealed that certain employees of ABB Power Technologies S.p.A. participated in arranging improper payments to an employee of an Italian power generation company in order to obtain a contract. We have reported this matter to the Italian Public Prosecutor's Office, which is conducting its own investigation, as well as to the SEC. We have terminated staff determined to be involved in arranging such improper payments.

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

  Non-Core Activities Division

        Business activities that are not directly linked to our Power Technologies and Automation Technologies divisions (our core divisions) and which we are considering for sale, winding down or otherwise discontinuing are grouped together and their results are reported under the heading of Non-Core Activities. These activities comprise primarily the remaining parts of Equity Ventures business area, the remaining parts of the Structured Finance business area, the remaining parts of the Building Systems business area, the remaining parts of the New Ventures business area and a number of other activities, including Customer Service Workshops, Logistic Systems and the Group Processes business areas. The Insurance business area, which was previously included in Non-Core Activities, is now discussed as part of discontinued operations following our agreement in December 2003 to sell this business to White Mountains Insurance Group Limited of Bermuda. The sale was completed in April 2004. The businesses in the Non-Core Activities division are not being managed as an integral part of our business. The division had approximately 8,700 employees at December 31, 2003.

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

        Our Building Systems business area designs, builds and maintains complete installations for industrial, infrastructure and commercial facilities, integrating products manufactured by our Power Technologies and Automation Technologies divisions, as well as those from third-party suppliers. Following our decision to divest our Building Systems businesses in 2002, we finalized the divestment of a number of our activities in the Building Systems business area during 2003, including our activities in Austria, Belgium, the Netherlands, the Nordic region (Baltic states, Denmark, Finland, Norway, Russia and Sweden), Portugal and the United Kingdom. We have not yet sold the Building Systems businesses in Germany, Poland, the United States, Hong Kong and Egypt. In March 2004, we sold our Building Systems business in Switzerland to an investor group, while retaining a 10% interest in the business.

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

Our Insurance Business

        In April 2004, we completed the sale of our Reinsurance business to White Mountains Insurance Group Limited, a Bermuda based insurance holding company and have reflected the results of operations in loss from discontinued operations, net of tax, and the assets and liabilities in assets and liabilities held for sale and in discontinued operations for all periods presented.

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

NEW ACCOUNTING PRONOUNCEMENTS

        In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, Business Combinations, and SFAS 142 which modified the accounting for business combinations, goodwill and identifiable intangible assets. All business combinations initiated after June 30, 2001, must be accounted for by the purchase method. Goodwill from acquisitions completed after that date is not amortized, but charged to operations when specified tests indicate that the goodwill is impaired, that is, when the goodwill's fair value is lower than its carrying value. Certain intangible assets are recognized separately from goodwill, and are amortized over their useful lives. During 2002, all goodwill was required to be tested for impairment as of January 1, 2002, with a transition adjustment recognized for any impairment found. We determined that no impairment of goodwill existed at January 1, 2002. All goodwill amortization also ceased at that date. We recognized goodwill amortization expense in continuing operations of $148 million in 2001, and goodwill amortization expense in discontinued operations of $43 million in 2001. Accordingly, income from continuing operations in 2001 would have been $305 million ($ 0.27 per share), loss from discontinued operations in 2001 would have been $794 million ($0.70 per share) and net loss in 2001 would have been $552 million ($0.49 per share) if we had not recognized amortization expense for goodwill that is no longer being amortized in accordance with SFAS 142.

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

        In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51. FIN 46 requires variable interest entities (VIEs) to be consolidated by their primary beneficiaries. During 2003, we adopted the requirements of FIN 46 and applied the guidance to VIEs in which we have an interest. See Note 8 of our Consolidated Financial Statements for information relating to the impact of adopting FIN 46. FIN 46 was revised in December 2003. We adopted the December revision (FIN 46R) at March 31, 2004. The adoption of FIN 46R did not have a material impact on our financial position or results of operations.

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

Step Change Program

        In October 2002, we announced the Step Change Program. We estimate that restructuring costs under the Step Change Program will be approximately $200 million in 2004. The goals of the Step Change Program are to increase the competitiveness of our core businesses, reduce overhead costs and streamline operations by approximately $900 million on an annual basis by 2005. As of June 30, 2004, the Step Change Program was substantially complete.

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

        In November 2002, we completed the sale of most of our Structured Finance business to General Electric Capital Corporation ("GE") and received cash proceeds of approximately $2 billion, including a contingent payment of $20 million to be released to us should amounts ultimately collected by GE, from a portfolio transferred by us to GE, reach specified targets. Collection of the last portion of the contingent payment amount took place on August 3, 2004. We recorded a loss on disposal of approximately $146 million from the sale of this business, which is included in loss from discontinued operations, net of tax.

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

        In March 2004, we completed the sale of our Swiss Building Systems business to CapVis Equity Partners AG, a Swiss private equity company, for approximately $39 million and bought a 10% ownership interest in a subsidiary of CapVis Equity Partners AG. We recorded a net gain of approximately $12 million from the sale of this business in other income (expense), net, in the first quarter of 2004.

        In April 2004, we completed the sale of our Reinsurance business to White Mountains Insurance Group Limited, a Bermuda-based insurance holding company, receiving gross cash proceeds of $415 million. In 2003, we recorded an impairment charge of $154 million and in 2004 we recorded a loss of $36 million in loss from discontinued operations, net of tax, related primarily to foreign exchange effects of the business from January 1, 2004, through the date of sale.

        In July 2004, we completed the sale of the upstream part of the Oil, Gas and Petrochemicals businesses (Upstream business) to a consortium consisting of Candover Partners Limited, JP Morgan Partners LLC and 3i Group PLC (the "Purchasers") for an initial purchase price of $925 million plus a potential deferred consideration of up to $50 million. The potential deferred consideration of up to $50 million can be realized by us if the Upstream business meets specified earnings targets in 2004. Net cash proceeds from the sale were approximately $800 million, reflecting the initial sales price adjusted for unfunded pension liabilities of approximately $85 million and changes in net working capital. We do not anticipate recognizing a significant loss on the sale of the Upstream business. We and the Purchasers are currently negotiating the final settlement of adjustments to the initial purchase price in accordance with the Stock and Asset Purchase Agreement.

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

  Pending Divestitures

        We have previously announced our intention to sell a number of other businesses, including our remaining Oil, Gas and Petrochemicals businesses and our remaining Building Systems businesses.

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

SUMMARY FINANCIAL DATA

        The following table shows the amount and percentage of our revenues derived from each of our business divisions (see also Note 26 to our Consolidated Financial Statements):

	Revenues			Percentage of Revenues
	Year ended December 31,			Year ended December 31,
	2003	2002	2001	2003	2002	2001
	(restated)	(restated)
	($ in millions)			(%)
Power Technologies	7,669	6,958	6,776	37	35	32
Automation Technologies	9,897	8,464	8,496	47	43	40
Non-Core Activities
Equity Ventures	26	19	34	—	—	—
Remaining Structured Finance	48	66	97	—	—	—
Building Systems	1,829	2,375	2,613	—	—	—
New Ventures	53	50	97	—	—	—
Other Non-Core Activities	581	937	1,278	—	—	—

Non-Core Activities Subtotal	2,537	3,447	4,119	12	18	20
Corporate/Other	822	860	1,596	4	4	8

Subtotal	20,925	19,729	20,987	100	100	100
Consolidation effect and eliminations	(2,141)	(2,268)	(2,653)

Consolidated revenues	18,784	17,461	18,334

        We conduct business in approximately 100 countries around the world. The following table shows the amount and percentage of our consolidated revenues derived from each geographic region (based on the location of the customer) in which we operate:

	Revenues			Percentage of Revenues
	Year ended December 31,			Year ended December 31,
	2003	2002	2001	2003	2002	2001
	(restated)	(restated)
	($ in millions)			(%)
Europe	10,321	9,734	10,368	55	56	57
The Americas	3,572	3,834	4,346	19	22	24
Asia	3,346	2,587	2,420	18	15	13
Middle East and Africa	1,545	1,306	1,200	8	7	6

Total	18,784	17,461	18,334	100	100	100

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

  Revenues

        Revenues increased by $1,323 million, or 8%, to $18,784 million in 2003 from $17,461 million in 2002. As reported in local currencies, revenues decreased 6% in 2003 compared to 2002. The reported increase reflects the effect of translating revenues generated in local currencies into the U.S. dollar, which weakened against most of our local currencies.

        Power Technologies division revenues increased by $711 million or 10%, to $7,669 million in 2003 from $6,958 million in 2002. As reported in local currencies, revenues remained flat in 2003 compared to 2002. Strong revenue increases in local currencies in our Medium-Voltage Products business area were offset by revenue decreases in local currencies in both our Power Systems and Utility Automation Systems business areas.

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

  Cost of sales

        Cost of sales increased by $1,003 million, or 8%, to $14,084 million in 2003 from $13,081 million in 2002. Cost of sales as a percentage of revenues was 75% in 2003 and 2002. While the reduction of costs from the Step change program decreased the overall cost base, decreases in sales prices caused by market price pressures offset these gains, resulting in the costs of sales as a percentage of sales remaining flat year on year.

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

  Earnings before interest and taxes

        Earnings before interest and taxes, or operating income, increased by $314 million, or 96%, to $641 million in 2003 from $327 million in 2002. As reported in local currencies, earnings before interest and taxes improved by 77% in 2003 when compared to 2002. The effects of our Step change cost reduction program significantly contributed to the increase in earnings before interest and taxes. As a percentage of revenues, earnings before interest and taxes increased to 3% in 2003 from 2% in 2002.

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

        Interest and other finance expense increased to $554 million in 2003 from $315 million in 2002, an increase of $239 million or 76%. Included in interest and finance expense in 2003 is an expense of $84 million associated with the change in fair value of the embedded derivative contained in our $968 million convertible bonds, compared to a net gain of $215 million in 2002 for the same item. The unrealized gain (loss) resulted from the application of Statement of Financial Accounting Standards No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities, whereby a portion of the issuance proceeds is deemed to relate to the value of the derivative on issuance, creating a discount upon the issuance of the bonds. Subsequent changes in the value of the derivative and the continued amortization of the discount upon issuance are included in interest and other finance expense. This accounting treatment is more fully described in Notes 15 and 27 to our Consolidated Financial Statements. Amortization of financing costs associated with the issuance of our debt securities was flat between 2003 and 2002. Also included in interest and finance expense in 2003 is a $40 million expense relating to the loss on disposal of Sinopec Corp. and a $36 million expense relating to the loss on sale of marketable securities, which were not present in 2002.

  Provision for taxes

        Provision for taxes decreased by $16 million to $75 million in 2003 compared to $91 million in 2002. The effective tax rate calculated as the provision for taxes, divided by income from continuing operations before taxes and minority interest was 32.5% in 2003 and 45.3% in 2002.

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

        The effective tax rate in 2002 of 45.3% was impacted by an allowance of $17 million on deferred tax assets and $7 million related to non-deductible expenses under Italian tax law as a result of the overstatement within our Power Technologies division in Italy. The effective tax rate excluding these items would be 33.3%.

  Income from continuing operations

        Income from continuing operations increased by $35 million to $74 million in 2003 compared to $39 million in 2002. The increase reflects the impact of the items discussed above.

  Loss from discontinued operations, net of tax

        Loss from discontinued operations, net of tax, decreased by $5 million to $853 million in 2003 from $858 million in 2002. Tax expense in discontinued operations increased by $168 million to $218 million in 2003 compared to $50 million in 2002.

        A detailed discussion of the results of the significant businesses classified as discontinued operations follows in "[nc_cad,228]Business Divisions."

  Net Loss

        Net loss decreased by $40 million, or 5%, to $779 million in 2003 from $819 million in 2002.

  Earnings per share

Basic and Diluted Earnings (Loss) Per Share

	Year ended December 31,
	2003	2002
	(restated)	(restated)
	($)
Income (loss) from continuing operations:
Basic	0.06	0.04
Diluted	0.06	(0.13)
Loss from discontinued operations, net of tax:
Basic	(0.70)	(0.78)
Diluted	(0.70)	(0.73)
Net Loss:
Basic	(0.64)	(0.74)
Diluted	(0.64)	(0.86)

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

        Basic loss per share was $0.64 in 2003 compared to a loss per share of $0.74 in 2002. The difference was largely the result of the factors mentioned above which impacted earnings.

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

  Revenues

        Revenues decreased by $873 million, or 5%, to $17,461 million in 2002 from $18,334 million in 2001. As reported in local currencies, revenues decreased 8% in 2002 compared to 2001. The underlying decrease in revenues on a local currency basis was primarily within our Non-core activities.

        Power Technologies division revenues increased by $182 million, or 3% to $6,958 million in 2002 from $6,776 million in 2001. As reported in local currencies, revenues increased 1% in 2002 compared to 2001. Revenues showed a modest increase in most business areas, partially offset by a decrease in our Distribution Transformers business area.

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

  Cost of sales

        Cost of sales decreased by $471 million, or 3%, to $13,081 million in 2002 from $13,552 million in 2001. Cost of sales as a percentage of revenues increased by 1% to 75%, from 74% in 2001. The decrease was primarily the result of operational improvements within the Automation Technologies division and the non-recurrence of a number of costs from 2001 within the Non-core activities. Cost of sales for Non-core activities during 2001 included $329 million for the Air Handling business area which we sold in January 2002. In 2001, within Non-core activities costs and provisions were recorded in relation to alternative energy projects of $55 million in the New Ventures business area. The non-recurrence of these costs in 2002 in the Non-core activities has been partly offset by project write-downs, closure and restructuring costs within the Building Systems business area. Order-related development expenditures amounted to $248 million and $404 million, in 2002 and 2001, respectively.

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

  Earnings before interest and taxes

        Earnings before interest and taxes, or operating income, decreased by $177 million, or 35%, to $327 million in 2002 from $504 million in 2001. As reported in local currencies, earnings before interest and taxes decreased by 44% in 2002 compared to 2001. This decrease is primarily attributable to the decreased revenue base in 2002 compared to 2001.

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

  Provision for taxes

        Provision for taxes increased $3 million to $91 million in 2002 from $88 million in 2001. The effective tax rate calculated as the provision for taxes, divided by income from continuing operations before taxes and minority interest was 45.3% in 2002 and 31.3% in 2001.

        The effective tax rate in 2002 of 45.3% was impacted by an allowance of $17 million on deferred tax assets and $7 million related to non-deductible expenses under Italian tax law as a result of the overstatement within our Power Technologies division in Italy. The effective tax rate excluding these items would be 33.3%.

  Income from continuing operations

        Income from continuing operations decreased by $118 million to $39 million in 2002 from $157 million in 2001. The decrease reflects the impact of the items discussed above.

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

  Net loss

        As a result of the factors discussed above, net loss increased by $76 million, or 10%, to a loss of $819 million in 2002 from a loss of $743 million in 2001.

Earnings (loss) per share

Basic and Diluted Earnings (Loss) Per Share

	Year ended December 31
	2002	2001
	(restated)	(restated)
	($)
Income (loss) from continuing operations:
Basic	0.04	0.14
Diluted	(0.13)	0.14
Loss from discontinued operations, net of tax:
Basic	(0.78)	(0.74)
Diluted	(0.73)	(0.74)
Net Loss:
Basic	(0.74)	(0.66)
Diluted	(0.86)	(0.66)

        Basic loss per share was $0.74 and $0.66 in 2002 and 2001, respectively, resulting from the factors mentioned above.

        In 2002, the potential common shares from the convertible bonds were included in the computation of diluted loss per share. The diluted loss per share was $0.86 and $0.66 in 2002 and 2001, respectively, resulting from the factors mentioned above.

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

        The tables below present revenues, earnings before interest and taxes (or operating income) and operating margins from continuing operations by division for the years 2003, 2002 and 2001 and net operating assets by division at December 31, 2003, 2002 and 2001 (see also Note 26 to the Consolidated Financial Statements):

	Revenues			Net Operating Assets
	Year ended December 31,			Year ended December 31,
	2003 (restated)	2002 (restated)	2001	2003 (restated)	2002 (restated)	2001 (restated)
	($ in millions)			($ in millions)
Power Technologies	7,669	6,958	6,776	2,572	2,297	2,023
Automation Technologies	9,897	8,464	8,496	3,787	3,483	3,173
Non-Core Activities
Equity Ventures	26	19	34	1,151	1,062	1,069
Structured Finance	48	66	97	643	1,165	1,513
Building Systems	1,829	2,375	2,613	9	68	(35)
New Ventures	53	50	97	313	262	269
Other Non-Core Activities	581	937	1,278	(237)	(159)	(527)

Total Non-Core Activities	2,537	3,447	4,119	1,879	2,398	2,289
Corporate/Other	822	860	1,596	2,524	2,346	2,732
Inter-division elimination	(2,141)	(2,268)	(2,653)	(1,128)	(736)	(770)

Consolidated	18,784	17,461	18,334	9,634	9,788	9,447

	Earnings before interest and taxes			Operating margins
	Year ended December 31,			Year ended December 31,
	2003 (restated)	2002 (restated)	2001 (restated)	2003 (restated)	2002 (restated)	2001 (restated)
	($ in millions)			(%)
Power Technologies	548	414	392	7.1	5.9	5.8
Automation Technologies	773	517	514	7.8	6.1	6.0
Non-Core Activities
Equity Ventures	76	43	75	n/a	n/a	n/a
Structured Finance	(65)	96	1	n/a	n/a	n/a
Building Systems	(104)	(113)	18	n/a	n/a	n/a
New Ventures	(21)	(37)	(143)	n/a	n/a	n/a
Other Non-Core Activities	(67)	(170)	(64)	n/a	n/a	n/a

Total Non-Core Activities	(181)	(181)	(113)	(7.1)	(5.3)	(2.7)
Corporate/Other	(475)	(350)	(157)	n/a	n/a	n/a
Inter-division elimination	(24)	(73)	(132)	n/a	n/a	n/a

Consolidated	641	327	504	3.4	1.9	2.7

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

        Revenues increased by $711 million, or 10%, to $7,669 million in 2003 from $6,958 million in 2002. As reported in local currencies, revenues remained flat in 2003 compared to 2002. Our Medium-Voltage Products business area showed a strong increase in revenues based on good growth in China and Eastern Europe. Our Power Systems and Utility Automation Systems business areas both showed a decrease in revenues in local currencies due to a low order intake in the second half of 2002. The revenue performance also reflected the loss of revenues from three businesses that were divested in the United States, Poland and Italy. Adjusted for change in scope of business due to these divestments, revenues in local currencies increased by 3% in 2003 compared to 2002. Revenues from other divisions were $410 million in 2003 (representing 5% of division revenues) compared to $195 million in 2002 (representing 3% of division revenues).

        Cost of sales was $6,082 million representing 79% of revenues in 2003 compared to $5,530 million representing 79% of revenues in 2002. Despite difficult markets in 2003 characterized by a less favorable product mix and price level erosion, most noticeably in our Power Transformers business area with smaller declines in our High-Voltage Products and Medium-Voltage Products business areas, cost of sales as percentage of revenues remained flat mainly due to ongoing productivity improvements and cost savings.

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

        Earnings before interest and taxes, or operating income, increased by $134 million, or 32%, to $548 million in 2003 from $414 million in 2002. As reported in local currencies, earnings before interest and taxes increased by 25% in 2003. The increase in operating income was primarily due to the elimination of overlapping product lines and production sites, as well as productivity improvements. All business areas, with significant improvements from the Medium-Voltage Products and Power Systems business areas, contributed to this increase except the Power Transformers business area. Earnings in Power Transformers decreased due to low volumes in Canada and the United States following the weak market demand. The restructuring and related asset write-downs was $64 million in 2003 and $62 million in 2002 and the operating margin increased from 5.9% in 2002 to 7.1% in 2003.

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

        Revenues increased by $182 million, or 3%, to $6,958 million in 2002 from $6,776 million in 2001. As reported in local currencies, revenues increased by 1% in 2002 compared to 2001. The business area High-Voltage Products showed a strong growth in revenues, whereas the Medium-Voltage Products and Power Transformers business areas showed moderate growth partly offset by a moderate decrease in our Distribution Transformers business area. Revenues were sustained by a high order backlog at the end of 2001 and a strong demand in Asia Pacific markets during 2002. Revenues from other divisions were $195 million in 2002 (representing 3% of division revenues) compared to $612 million in 2001 (representing 9% of division revenues).

        Cost of sales was $5,530 million representing 79% of revenues in 2002 compared to $5,337 million representing 79% of revenues in 2001. Cost of sales as a percentage of revenues remained flat.

        Selling, general and administration expenses decreased in U.S. dollar terms by $8 million to $952 million in 2002 compared to $960 million in 2001. As reported in local currencies, selling, general and administration expenses decreased by 3% in 2002 compared to 2001. Expressed as a percentage of revenues, selling, general and administration expenses remained flat at 14%.

        Earnings before interest and taxes, or operating income, increased by $22 million, or 6%, to $414 million in 2002 compared to $392 million in 2001. As reported in local currencies, earnings before interest and taxes increased by 5% in 2002 compared to 2001. Operating income in the Power Systems business area decreased mainly due to the execution of low-margin projects taken before 2001. This decrease was more than offset by higher earnings in the High-Voltage Products and Medium-Voltage Products business areas as a result of reductions in overlapping product lines, production lines and the size of the workforce in many countries. The restructuring and related asset write-downs decreased from $76 million in 2001 to $62 in 2002 and the operating margin remained at 6% in both 2002 and 2001.

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

  Non-Core Activities

        Business activities that are not directly linked to our Power Technologies and Automation Technologies divisions and which we are considering for sale, winding down or otherwise discontinuing are grouped together and their results are reported under the heading of Non-Core Activities. These comprise primarily the remaining parts of the Equity Ventures business area, the remaining parts of the Structured Finance business area, the remaining parts of the Building Systems business area, the remaining parts of the New Ventures business area and a number of other remaining activities, including Customer Service Workshop, Logistic Systems and the Group Processes business areas. The Insurance business area, which was previously included in Non-core activities, is now included as part of discontinued operations following our agreement in December 2003 to sell this business to White Mountains Insurance Group Limited of Bermuda. The sale was completed in April 2004.

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

Discontinued Operations

        Loss from discontinued operations, net of tax, in our Consolidated Income Statement includes the following items:

  •
  All of our Oil, Gas and Petrochemicals businesses, of which we sold our upstream businesses to a consortium consisting of Candover Partners, JP Morgan Partners and 3i Group in July 2004. See Note 27 to the Consolidated Financial Statements. The upstream business is a global producer of equipment and services for oil and gas exploration and production. The remaining part of the Oil, Gas and Petrochemicals businesses primarily consists of a full service engineering company which in addition to having expertise in EPC projects also licenses process technologies in the refining, chemical, petrochemical and polymer fields.

  •
  Costs related to the potential asbestos obligation of our U.S. subsidiary, Combustion Engineering Inc. The status of our potential asbestos obligation is contained in "—Contingencies and Retained Liabilities—Asbestos Liability," as well as in Notes 18 and 27 to the Consolidated Financial Statements.

  •
  Our Reinsurance business, which we sold to White Mountains Insurance Group Limited, a Bermuda-based insurance holding company, in April 2004. See Note 27 to the Consolidated Financial Statements.

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

        In July 2004, we sold our upstream businesses to a consortium consisting of Candover Partners, JP Morgan Partners and 3i Group. For further information on the sale of our upstream businesses, see "—Acquisitions, Investments and Divestitures—Divestitures."

        The remaining Oil, Gas and Petrochemicals businesses are available for immediate sale and continue to be actively marketed. It is unlikely that significant change to the divestment strategy will be made or that the plan to divest the remaining Oil, Gas and Petrochemicals businesses will be withdrawn in the future. Management anticipates divesting this business as soon as possible following a favorable decision by the U.S. Federal Third Circuit Court of Appeals on the Pre-Packaged Plan of Reorganization for Combustion Engineering. See "—Contingencies and Retained Liabilities—Asbestos Liability."

        In 2002, we initiated a strategic shift to narrower-scope, lower risk projects based on a more selective bidding process in the downstream oil and gas business (typically from the refinery to industrial manufacturers or distributors) and a shift from fixed price contracts towards lower-risk reimbursable contracts, which allow a more balanced sharing of risks and opportunities between customer and contractor. To prepare the remaining Oil, Gas and Petrochemicals businesses for disposal, we streamlined the management structure of the businesses so that a member of the executive committee, would have direct management responsibility for our entire Oil, Gas and Petrochemicals businesses until they are divested.

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

  Reinsurance Business

        In April 2004, we sold our Reinsurance business to White Mountains Insurance Group Limited, a Bermuda-based insurance holding company, receiving gross cash proceeds of approximately $415 million.

        Our Reinsurance business provided international reinsurance and insurance underwriting and specialized primary insurance in the United States. In reinsurance, the reinsurer, in return for a premium payment, provides coverage to a primary insurance company for all or a specific portion of the primary insurer's obligation to its customer.

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

        During the second half of 2003, we completed a number of steps to strengthen our Consolidated Balance Sheet and to improve our liquidity. In September 2003, we issued convertible unsubordinated bonds of an aggregate principal amount of 1,000 million Swiss francs, due 2010. See "—Convertible Bonds and Notes." In October 2003, we announced a three- component capital strengthening program, consisting of a rights issue providing net proceeds of approximately $2.5 billion, a new $1 billion unsecured revolving credit facility to replace our $1.5 billion credit facility and a bond offering of 650 million euro (equivalent to approximately $769 million, at the date of issuance). This program has provided a stronger financial base for the future growth of our core operations, has deleveraged our balance sheet by reducing our gearing from 87% at December 31, 2002 to 71% at December 31, 2003 (see "—Financial Position") and has given us more flexibility, particularly with regard to the timing of our divestment program.

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

        Under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, a component of the convertible bonds due 2007 had to be accounted for as a derivative as the shares to be issued upon conversion were denominated in Swiss francs, while the bonds are denominated in U.S. dollars. A portion of the issuance proceeds was deemed to relate to the value of the derivative on issuance and subsequent changes in value of the derivative were recorded through earnings and as an adjustment to the carrying value of the bonds. The allocation of a portion of the proceeds to the derivative created a discount on issuance which was being amortized to earnings over the life of the bonds. On May 28, 2004, bondholders voted in favor of our proposed amendment to the terms of the bonds whereby if the bonds are converted, we will deliver U.S. dollar-denominated American Depositary Shares rather than Swiss franc-denominated ordinary shares. As a result of this amendment, it is no longer required to account for a portion of the bonds as a derivative. Consequently, on May 28, 2004, the value of the derivative was fixed and added to the carrying value of the bonds at that date. The difference between this new carrying value of the bonds and par ($968 million) will be amortized to earnings over the remaining life of the bonds, replacing, going forward, the discount calculated on issuance of the bonds. The amortization of the discount on the bonds will be between $7 million and $9 million per quarter until the bonds mature in May 2007. See Notes 15 and 27 to the Consolidated Financial Statements.

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

        On July 29, 2004, we announced tender offers to repurchase all of the outstanding 300 million euro 5.375% bonds due 2005 and 475 million euro 5.125% bonds due 2006, representing approximately 275 million euro and approximately 368 million euro, respectively. In conjunction with the tender offers, we convened bondholders' meetings to vote on amendments to these bonds to allow us to call and redeem those bonds that were not tendered under the respective tender offer. Bonds validly tendered and accepted under the tender offers were settled on September 14, 2004. On September 9, 2004, bondholders approved the resolutions which gave us the option to redeem the outstanding instruments. We have exercised our option to redeem early the remaining outstanding 2005 and 2006 bonds that were not tendered and we have set the redemption date as September 29, 2004. The tender offers combined with the call of remaining outstanding bonds will reduce our total borrowings by approximately $800 million.

Credit Facilities

        On November 17, 2003, as part of our three-component capital strengthening program, we entered into a new unsecured syndicated $1 billion three-year revolving credit facility (new credit facility) which became available in December 2003 after the fulfillment of certain conditions including the repayment and cancellation of the existing $1.5 billion facility and the raising of specified minimum levels of gross proceeds from the rights issue (see "—Rights Issue") and from the bonds denominated in euros which were issued in November 2003 (see "—Convertible Bonds and Notes"). This new credit facility is for general corporate purposes. At December 31, 2003 and June 30, 2004, nothing was outstanding under the new facility and although we currently do not intend to draw on it, it provides us with additional financial flexibility.

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

        The net cash paid to QSPEs during 2003 and 2002 was $119 million and $384 million, respectively, comprising the cash flows in the table below:

	Year ended December 31,
	2003	2002
	($ in millions)
Gross trade receivables sold to QSPEs ($482 and $800)*	5,661	5,972
Collections made on behalf of and paid to QSPEs (($663) and ($735))*	(5,883)	(6,074)
Purchaser's liquidity and program fees (($2) and ($5))*	(21)	(37)
Decrease (increase) in retained interests (($119 and ($91))*	124	(245)
Net cash paid to QSPEs during the year (($64) and ($31))*	(119)	(384)

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

        Our operating assets which include marketable securities, receivables, inventories and prepaid expenses decreased by $199 million to $10,419 million at December 31, 2003, from $10,618 million at December 31, 2002. Operating assets exclude cash and equivalents and assets held for sale and in discontinued operations.

        Primarily as a result of the sale of shares in the China National Petrochemical Corporation (Sinopec Corp.), marketable securities decreased by $116 million from $589 million at December 31, 2002 to $473 million at December 31, 2003. Receivables increased by $193 million from $5,134 million at December 31, 2002 to $5,327 million at December 31, 2003. Inventories increased by $350 million from $2,267 million at December 31, 2002 to $2,617 million at December 31, 2003. These increases reflect the impact of translating balance sheet amounts from local currencies to U.S. dollars for reporting purposes as a result of a decline in 2003 in the U.S. dollar as compared to currencies of other countries in which we operate. Expressed in local currency terms, receivables decreased in the Building Systems business area, which is being divested, primarily as a result of reduced business volumes and closing of old contracts, while in the core divisions the decrease was due to our continued focus on reducing the working capital level.

        Prepaid expenses and other decreased by $626 million, from $2,628 million at December 31, 2002 to $2,002 million at December 31, 2003. This decrease primarily reflects a $565 million decrease in the fair value of derivative assets.

        Operating liabilities, excluding liabilities held for sale and in discontinued operations, include accounts payable, short-term borrowings including current maturities of long-term borrowings and accrued liabilities and other. Operating liabilities decreased by $1,703 million to $11,173 million at December 31, 2003 from $12,876 million at December 31, 2002. Total accounts payable increased by $249 million mainly due to translating balance sheet amounts from local currencies to U.S. dollars for reporting purposes. Expressed in local currency terms, accounts payable decreased by 9%, primarily as a result of the reduced operations in our Building Systems business area, which is being divested.

        Short-term borrowings and current maturities of long-term borrowings decreased by $956 million, reflecting our strategy to reduce our overall debt position and lengthen our maturity profile. See "—Liquidity and Capital Resources." In addition, accrued liabilities and other decreased by $996 million, primarily reflecting a reduction of $882 million in the fair value of derivative liabilities and a reduction in the provision for asbestos-related issues by $278 million (see "—Contingencies and Retained Liabilities—Asbestos Liability") which were partly offset by increased provisions for warranty and other obligations.

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

        We sold many of our investments and joint venture participations as part of our divestment program during 2003. Major divestitures included the sale of our 35% stake in the Swedish Export Credit Corporation, and, two projects in our Equity Ventures portfolio—a power plant project and a power transmission project—both in Australia. As a consequence, investments and other assets decreased by $106 million to $1,312 million at December 31, 2003 from $1,418 million at December 31, 2002.

        Property, plant and equipment increased by $139 million to $2,840 million at December 31, 2003 from $2,701 million at December 31, 2002, reflecting the impact of translating balance sheet amounts from local currencies to U.S. dollars for reporting purposes. Expressed in local currency terms, property, plant and equipment decreased by 7% primarily as a result of the sale of real estate properties and normal levels of depreciation. The core divisions have invested $277 million in tangible fixed assets during 2003 compared to $247 million during 2002. Total intangible assets, including goodwill and other, increased by $72 million, to $2,880 million at December 31, 2003 from $2,808 million at December 31, 2002. However, total intangible assets in local currency terms decreased by 5%, mainly due to the write down of capitalized software in Group Processes. In accordance with SFAS 142, goodwill is no longer amortized as of January 1, 2002.

        Our gearing ratio (defined as total borrowings divided by the sum of total borrowings and the stockholders equity including minority interest), excluding the assets and liabilities in the discontinued operations, was 71% at December 31, 2003, compared to 87% at December 31, 2002. This change reflected the increase in equity through our rights issue completed in December 2003. Total borrowings decreased by $24 million to $7,925 million at December 31, 2003 from $7,949 million at December 31, 2002. Short-term borrowings, including current maturities of long-term borrowings, decreased by $956 million, or 37%, to $1,635 million outstanding at December 31, 2003 from $2,591 million outstanding at December 31, 2002. Long-term borrowings increased by $932 million, or 17%, mainly as a result of the two bond issuances completed during 2003, to $6,290 million at December 31, 2003 from $5,358 million at December 31, 2002. For a description of the bonds issued during 2003, see "—Liquidity and Capital Resources." A component of the $968 million convertible bonds issued in May 2002 was accounted for as an embedded derivative in accordance with SFAS 133, as the shares to be issued upon conversion were denominated in Swiss francs while these bonds are denominated in U.S. dollars. A portion of the issuance proceeds was deemed to relate to the value of the derivative on issuance and subsequent changes in value of the derivative were recorded through earnings and as an adjustment to the carrying value of the bonds. The allocation of a portion of the proceeds to the derivative created a discount on issuance, which was amortized to earnings over the life of the bonds. The value of the derivative moved inversely to movements in our share price. The change in value of the embedded derivative, primarily due to the changes in our share price, combined with the amortization of discount on issuance, increased total borrowings by $84 million in 2003 and decreased total borrowings by $215 million in 2002. Long-term debt at December 31, 2003 as a percentage of total debt was 79% compared to 67% at December 31, 2002 as a result of our strategy to lengthen the debt maturity profile.

Cash Flow

        The effects of the discontinued operations are not segregated in the Consolidated Statements of Cash Flows, as permitted by SFAS No. 95, Statement of Cash Flows. The Consolidated Statements of Cash Flows can be summarized into main activities as follows:

	Year ended December 31,
	2003	2002	2001
	(restated)	(restated)	(restated)
	($ in millions)
Net loss, net of adjustments for non-cash items	(431)	(419)	1,216
Changes in operating assets and liabilities	258	419	767
Sub-total: Cash flows provided by (used in) operations	(173)	—	1,983
Acquisitions, investments, divestitures, net	488	2,365	(295)
Asset purchases, net of disposals	(392)	(126)	(609)
Other investing activities	658	412	(314)
Sub-total: Cash flows provided by (used in) investing activities	754	2,651	(1,218)
Change in borrowings, net of repayments	(1,016)	(2,796)	2,639
Treasury and capital stock transactions	2,675	—	(1,393)
Dividends paid	—	—	(502)
Other financing activities	(56)	3	(67)
Sub-total: Cash flows provided by (used in) financing activities	1,603	(2,793)	677
Effects of exchange rate changes	150	141	(72)
Adjustment for the net change in cash and equivalents in assets held for sale and in discontinued operations	(1)	26	(244)
Net change in cash and equivalents—continuing operations	2,333	25	1,126

  Cash flows provided by (used in) operating activities

        Cash provided by operating activities of the Power Technologies division of $604 million and of the Automation Technologies division of $848 million during 2003, resulting from higher earnings and working capital improvements were more than offset by $239 million cash used in Non-core activities, $526 million cash used in Oil, Gas and Petrochemicals division, $388 million payments towards the settlement of asbestos related issues and $472 million towards corporate overhead and interest payments resulting in $173 million net cash used in operations during 2003. This represents a decrease of $173 million from 2002.

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

        During 2002, net cash provided by operating activities of the Power Technologies division was $316 million and of the Automation Technologies division was $524 million primarily resulting from improved earnings and reduced net working capital levels. Net cash provided by Non-core activities was $224 million mainly due to the net cash proceeds from the sale of marketable securities

(trading) of $498 million. Oil, Gas and Petrochemicals businesses used cash of $251 million due to increased project losses and higher working capital levels while the cash payments related to asbestos were $246 million. Corporate cash outflows were $567 million, influenced by the increased costs in respect of the credit facility and other financing arrangements, resulting in overall net cash provided by operating activities of $0 million. This represented a decrease of $1,983 million from 2001.

        During 2001, improved earnings and collections of receivables resulted in net cash provided by operating activities of the Power Technologies division of $675 million and of the Automation Technologies division of $1,056 million. In addition, net cash provided by the Oil, Gas and Petrochemicals businesses was $476 million primarily due to a substantial increase in accounts payable. These were partly offset by net cash used in Non-core activities of $77 million and in Corporate of $147 million resulting in a overall net cash provided by operating activities in 2001 of $1,983 million. Net income, net of adjustments for non-cash items was $1,216 million, primarily due to improved profitability in Power Technologies and Automation Technologies division. This was further influenced by the decrease in net operating assets of $767 million in 2001 resulting largely from the increase in accounts payable.

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

        We continued our program of divesting non-core businesses and other assets during 2003. We received cash proceeds of approximately $149 million from the sale of our 35% stake in Swedish Export Credit Corporation and approximately $90 million from the sale of our investments in two projects in Equity Ventures—a power plant project and a power transmission project, both in Australia. Approximately $213 million was received through the sale of our Building Systems businesses in Sweden, Norway, Denmark, Finland and Russia. In addition, the sale of the ABB Export Bank for about $50 million and the sale of our Wind Energy business, part of the New Ventures business in Non-core activities, were completed during the fourth quarter of 2003. As a result of these significant divestitures and net cash outflows of $24 million for certain smaller investments and disposals, net cash flow from purchases of, investments in, and divestitures of businesses was $488 million during 2003. The cash flows from investing activities during 2002 was largely influenced by the sale of the major part of our Structured Finance business to GE for approximately $2 billion. We also received cash proceeds of approximately $113 million from the sale of the Air Handling business and approximately $223 million from the sale of our Metering business during 2002. In addition, we received net cash proceeds of approximately $55 million from the divestments of and investments in certain smaller businesses during 2002 resulting in net cash flow from purchases of, investments in and divestitures of businesses of $2,365 million. In 2001, cash used for acquisitions of new businesses totaled $578 million (including $284 million, related to the acquisition of Entrelec). These cash outflows were only partially offset by cash proceeds from disposals of businesses for an amount of $283 million resulting in net cash flow from purchases of, investments in, and divestitures of businesses to $295 million.

        Cash used for purchases of property, plant and equipment, net of disposals, was $392 million during 2003, an increase of $266 million, compared to $126 million during 2002. While the level of investment in property plant and equipment remained at nearly the same level in both years, proceeds of approximately $300 million from the sale of our real estate properties in Sweden substantially offset the outflows of investment in property, plant and equipment during 2002. Cash used for purchases of property, plant and equipment, net of disposals during 2001 was $609 million reflecting lower proceeds from the disposals of fixed assets in 2001.

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

  Cash flows provided by (used in) financing activities

        Our financing activities primarily include borrowings, both from the issuance of debt securities and directly from banks, treasury and capital stock transactions and payment of dividends. Net cash provided by financing activities was $1,603 million during 2003. As part of our strategy to lengthen our debt maturity profile, we replaced maturing short-term borrowings with long-term borrowings. See "—Liquidity and Capital Resources" for a detailed discussion on the nature of borrowings. Cash outflows in connection with borrowings amounted to $1,016 million, reflecting the repayment of short-term (including current portion of long-term) borrowings as they fell due, partially offset by the cash inflows from the proceeds of the 1 billion Swiss francs convertible bonds and 650 million euro aggregate principal of bonds issued in September and November 2003, respectively.

        During 2002, net cash outflows from borrowings were $2,796 million reflecting our strategy to reduce our overall level of borrowings, including net cash outflows of $1,677 million in respect of borrowings with maturities of 90 days or less (including current portion of long-term borrowings) and net cash outflows of $1,119 million in respect of other borrowings.

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

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

Contractual Obligations

        The following table summarizes certain of our contractual obligations and principal payments under our debt instruments and leases at December 31, 2003:

	Payments due by period (restated)
	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
	($ in millions)
Long-term debt obligations	7,641	1,351	1,841	1,777	2,672
Other short-term debt obligations	284	284	—	—	—
Operating lease obligations	1,880	363	533	361	623

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

  Pension and Other Postretirement Obligations

        At December 31, 2003, our pension and other postretirement plan liabilities exceeded the plan assets by $1,636 million and $367 million, respectively. This under funding is not a short-term obligation for us. Of the $1,636 million pension under funding, $1,449 million relates to pension plans which are not required to be funded pursuant to local government and tax requirements and contains liabilities that will not be paid until a current employee retires.

        We expect to contribute $248 million to our pension plans and $27 million to our other postretirement benefit plans in 2004.

RELATED AND CERTAIN OTHER PARTIES

        In the normal course of our industrial activities, we sell products and derive certain other revenues from companies in which we hold an equity interest. The revenues derived from these transactions are not material for us. In addition, in the normal course of our industrial activities, we purchase products from companies in which we hold an equity interest. The amounts involved in these transactions are not material for us. Also, in the normal course of our industrial activities, we engage in transactions with businesses that we have divested. We believe that the terms of the transactions we conduct with these companies are negotiated on an arm's length basis. For additional information, see "Item 7. Major Shareholders and Related Party Transactions" in the Original Form 20-F.

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

        The U.S. District Court held a hearing on July 31, 2003, with respect to the appeals and entered its confirmation order on August 8, 2003. The U.S. Federal Third Circuit Court of Appeals granted a motion for expedition of appeals and ordered that all briefs were to be filed by October 7, 2003. On June 3, 2004, the U.S. Federal Third Circuit Court of Appeals heard the appeals. We cannot be certain of the duration or outcome of the appeal process. Regardless of whether or not the Plan becomes effective, the Master Settlement Agreement remains effective.

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

        In response to information provided by our employees, during 2002 and 2003 we undertook an investigation of potentially improper business conduct within our Oil, Gas and Petrochemical division. In such internal investigations, we uncovered a limited number of improper payments by some of our employees and agents in the upstream business in Africa, Central Asia, and South

America, which we have voluntarily disclosed to the U.S. Department of Justice and the U.S. Securities and Exchange Commission. These payments, which violated our internal policies on business ethics, were made in order to obtain from local officials confidential information and commercial advantages, including with respect to contracts on which we were bidding. For further information on the sale of the upstream part of the Oil, Gas and Petrochemicals business, see "Item 5. Operating and Financial Review and Prospects—Acquisitions, Investments and Divestitures—Divestitures "and "Item 10. Additional Information—Material Contracts—Sale Agreement for Part of the Oil, Gas and Petrochemicals Business" in the Original Form 20-F.

        Subsequently, ABB Vetco Gray Inc. and ABB Vetco Gray UK Ltd., two of our subsidiaries that were sold as part of the Oil, Gas and Petrochemicals upstream business in July 2004, pleaded guilty on July 6, 2004, to two counts of conduct in violation of the FCPA, relating to the payment of bribes to officials of NAPIMS, a Nigerian government agency that evaluates and approves potential bidders for contract work on oil exploration projects in Nigeria, including bidders seeking subcontracts with foreign oil and gas companies. According to the stipulated statement of facts, the two former subsidiaries paid more than $1 million in exchange for obtaining confidential bid information and favorable recommendations from Nigerian government agencies in connection with seven oil and gas construction contracts in Nigeria from which the companies expected to realize profits of almost $12 million. As part of the plea agreement, each company has paid a fine of $5.25 million.

        In a separate, but related, action, the SEC filed a complaint against ABB Ltd. The SEC complaint alleges violations of anti-bribery, books and records, and internal control provisions of the FCPA, arising from alleged payments in Nigeria, Kazakhstan and Angola. ABB Ltd has agreed to a civil settlement that includes (i) the hiring of an independent consultant to review our policies and procedures as they relate to compliance with the books and records, internal accounting controls and anti-bribery provisions of the FCPA, (ii) the disgorgement of profits and pre-judgment interest of $5.9 million, and (iii) a civil penalty payment of $10.5 million, which is to be deemed satisfied by payment of the two criminal fines discussed above.

        In May 2004, we announced that we had undertaken an internal investigation which uncovered that certain of our employees—together with employees of other companies active in the gas insulated switchgear business—were involved in anti-competitive practices. We have reported promptly such practices to the appropriate authorities including the European Commission. We have received an amnesty decision from the European Commission and are cooperating with it in the investigation that it has launched.

        In June 2004, we disclosed to the SEC and the Italian authorities the preliminary results of our inquiry conducted with the assistance of outside counsel and forensic accountants. Those results showed that from the first quarter of 1998 through the first quarter of 2004, the PT-MV BAU overstated its earnings before interest and taxes (operating income) and net income through the early recognition of certain revenue from incomplete projects, improper capitalization of costs on certain projects, unrecorded liabilities and borrowings, and other improper journal entries. The inquiry also uncovered improper payments to an employee of an Italian power generation company. The investigation by the Italian authorities is ongoing and we are not currently in a position to predict the outcome.

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

Item 15. Controls and Procedures.

  (a)
  Evaluation of disclosure controls and procedures.

        We maintain a set of disclosure controls and procedures designed to provide reasonable assurance that the information required to be disclosed in our filings under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported on a timely basis. Our chief executive officer, Jürgen Dormann, and chief financial officer, Peter Voser, with the participation of key corporate senior management and management of all key Group functions, performed an evaluation of our disclosure controls and procedures as of December 31, 2003.

        Subsequent to the issuance of our consolidated financial statements for the year ended December 31, 2003, our chief executive officer and chief financial officer became aware of earnings overstatements by the medium voltage business unit of our Power Technologies division in Italy. They additionally became aware of certain anti-competitive practices in our gas insulated switchgear (GIS) business. As a result of the Italian earnings overstatement, we have amended and restated our consolidated financial statements and related disclosures elsewhere in this Form 20-F/A.

        Based on that evaluation and subject to and except for the discussion below and elsewhere in this Form 20-F/A concerning the Italian earnings overstatement, the GIS anti-competitive practices and the restatement of our consolidated financial statements, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to achieve their intended objectives.

  (b)
  Changes in internal controls.

        Except as described elsewhere in this Form 20-F/A relating to the Italian earnings overstatement, the GIS anti-competitive practices, and the recent civil settlement with the SEC which requires our appointment of an independent consultant to review our policies and procedures as they relate to compliance with the books and records, internal accounting controls and anti-bribery provisions of the FCPA, there have not been any changes in our internal control over financial reporting during the period covered by this Form 20-F/A that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We will continue to evaluate the effectiveness of our disclosure controls and procedures on an ongoing basis and will take further action as appropriate.

Item 18. Financial Statements

        See pages F-1 to F-87 and pages S-1 to S-2, which are incorporated herein by reference.

  (a)
  Reports of independent registered public accounting firms.

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

  (g)
  Report of independent registered public accounting firm on Financial Statement Schedule.

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
2.4
Supplemental Fiscal Agency Agreement, dated June 11, 2002, between ABB International Finance Limited, ABB Finance Inc. and ABB Capital B.V., Banque Generale du Luxembourg S.A., JPMorgan Chase and Banque Meespierson BGL S.A.*
2.5
Second Supplemental Fiscal Agency Agreement, dated November 11, 2003, between ABB International Finance Limited, ABB Finance Inc., ABB Capital B.V., Banque Generale du Luxembourg S.A., JPMorgan Chase Bank and Banque Meespierson BGL S.A.*
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
4.3	$1,000,000,000 Multicurrency Revolving Credit Agreement, dated November 17, 2003.*
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
4.6	Stock and Asset Purchase Agreement, dated January 16, 2004, between ABB Handels-und Verwaltungs AG and Laradew Limited.*
4.7	Purchase Agreement, dated as of December 8, 2003, between ABB Holding AG, Zurich, and Lagrummet December NR 919 AB (under change of name to "Fund American Holdings AB").*
4.8	Employment Agreement of Jürgen Dormann, dated December 5, 2002. Incorporated by reference to Exhibit 4.7 to the Annual Report on Form 20-F filed by ABB on June 30, 2003.
4.9	Employment Agreement of Peter Voser, dated November 21, 2001. Incorporated by reference to Exhibit 4.8 to the Annual Report on Form 20-F filed by ABB on June 30, 2003.
4.10	Employment Agreement of Dinesh Paliwal, dated as of February 21, 2003. Incorporated by reference to Exhibit 4.9 to the Annual Report on Form 20-F filed by ABB on June 30, 2003.
4.11	Employment Agreement of Peter Smits, dated November 1, 2001. Incorporated by reference to Exhibit 4.10 to the Annual Report on Form 20-F filed by ABB on June 30, 2003.
4.12	Employment Agreement of Gary Steel, dated August 27, 2002. Incorporated by reference to Exhibit 4.11 to the Annual Report on Form 20-F filed by ABB on June 30, 2003.
8.1	Subsidiaries of ABB Ltd as of March 31, 2004.*
12.1	Certification of the chief executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the chief financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by the chief executive officer of ABB Ltd pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
13.2	Certification by the chief financial officer of ABB Ltd pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

*
Filed with ABB's Annual Report on Form 20-F on April 9, 2004.

**
This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-74551.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to its annual report on Form 20-F on its behalf.

ABB LTD
By:	/s/ PETER VOSER Name: Peter Voser Title: Executive Vice President and Chief Financial Officer

By:	/s/ RICHARD A. BROWN Name: Richard A. Brown Title: Group Vice President and Assistant General Counsel

Date: September 24, 2004

ABB Ltd
Index to Consolidated Financial Statements and Schedules

REPORT OF REGISTERED INDEPENDENT PUBLIC ACCOUNTING FIRM

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

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

        In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ABB Ltd at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

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

        As discussed in Note 2 to the consolidated financial statements, the Company has restated its consolidated financial statements as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003.

/s/ ERNST & YOUNG AG
Zurich, Switzerland
February 18, 2004,
except for the Restatements section of Note 2 and certain
subsequent events as discussed in Note 27,
both of which the date is September 24, 2004

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

/s/ PRICE WATERHOUSE

Casablanca, Morocco,
February 10, 2004

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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

/s/ KPMG LLP

Stamford, Connecticut
April 21, 2003

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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

Stockholm, Sweden
February 20, 2003 except Note 32 and
Note 33, which are as of March 31, 2003

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements (before the reclassifications that were applied to reclassify amounts related to discontinued operations) referred to above present fairly, in all material respects, the results of operations and cash flows of Scandinavian Reinsurance Company Limited for the year ended December 31, 2001 in conformity with U.S. generally accepted accounting principles.

        The Company restated retained earnings at the beginning of the current year to reflect the change discussed in Note 2(d) to the financial statements (not presented separately herein).

/s/ KPMG

Chartered Accountants
Hamilton, Bermuda
January 31, 2002

ABB Ltd
Consolidated Income Statements
for the years ended December 31, 2003, 2002 and 2001

	Year ended December 31,
	2003 (restated)	2002 (restated)	2001 (restated)
	(in millions, except per share data)
Revenues	$18,784	$17,461	$18,334
Cost of sales	(14,084)	(13,081)	(13,552)

Gross profit	4,700	4,380	4,782
Selling, general and administrative expenses	(3,830)	(3,954)	(3,929)
Amortization expense	(40)	(41)	(188)
Other income (expense), net	(189)	(58)	(161)

Earnings before interest and taxes	641	327	504
Interest and dividend income	144	189	348
Interest and other finance expense	(554)	(315)	(571)

Income from continuing operations before taxes and minority interest	231	201	281
Provision for taxes	(75)	(91)	(88)
Minority interest	(82)	(71)	(36)

Income from continuing operations	74	39	157
Loss from discontinued operations, net of tax	(853)	(858)	(837)
Cumulative effect of change in accounting principles (SFAS 133), net of tax	—	—	(63)

Net loss	$(779)	$(819)	$(743)

Basic earnings (loss) per share:
Income from continuing operations	$0.06	$0.04	$0.14
Net loss	$(0.64)	$(0.74)	$(0.66)
Diluted earnings (loss) per share:
Income (loss) from continuing operations	$0.06	$(0.13)	$0.14
Net loss	$(0.64)	$(0.86)	$(0.66)

See accompanying Notes to the Consolidated Financial Statements.

ABB Ltd
Consolidated Balance Sheets
as of December 31, 2003 and 2002

	December 31,
	2003 (restated)	2002 (restated)
	(in millions, except share data)
Cash and equivalents	$4,669	$2,336
Marketable securities	473	589
Receivables, net	5,327	5,134
Inventories, net	2,617	2,267
Prepaid expenses and other	2,002	2,628
Assets held for sale and in discontinued operations	6,427	7,499

Total current assets	21,515	20,453
Financing receivables, non-current	1,330	1,605
Property, plant and equipment, net	2,840	2,701
Goodwill	2,331	2,221
Other intangible assets, net	549	587
Prepaid pension and other employee benefits	524	537
Investments and other	1,312	1,418

Total assets	$30,401	$29,522

Accounts payable, trade	$2,999	$2,754
Accounts payable, other	1,394	1,390
Short-term borrowings and current maturities of long-term borrowings	1,635	2,591
Accrued liabilities and other	5,145	6,141
Liabilities held for sale and in discontinued operations	5,100	5,966

Total current liabilities	16,273	18,842
Long-term borrowings	6,290	5,358
Pension and other employee benefits	1,794	1,619
Deferred taxes	969	911
Other liabilities	1,873	1,603

Total liabilities	27,199	28,333
Minority interest	285	258
Stockholders' equity:
Capital stock and additional paid-in capital	3,067	2,027
Retained earnings	1,760	2,539
Accumulated other comprehensive loss	(1,772)	(1,885)
Less: Treasury stock, at cost (11,611,529 and 86,830,312 shares at December 31, 2003 and 2002, respectively)	(138)	(1,750)

Total stockholders' equity	2,917	931

Total liabilities and stockholders' equity	$30,401	$29,522

See accompanying Notes to the Consolidated Financial Statements.

ABB Ltd
Consolidated Statements of Cash Flows
for the years ended December 31, 2003, 2002 and 2001

	Year ended December 31,
	2003 (restated)	2002 (restated)	2001 (restated)
	(in millions)
Operating activities
Net loss	$(779)	$(819)	$(743)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	585	611	787
Provisions	(728)	(132)	1,148
Pension and post-retirement benefits	21	37	1
Deferred taxes	47	(123)	(89)
Net gain from sale of property, plant and equipment	(26)	(23)	(23)
Loss on sale of discontinued operations	38	194	—
Other	411	(164)	135
Changes in operating assets and liabilities:
Marketable securities (trading)	13	498	72
Trade receivables	85	627	65
Inventories	238	369	(109)
Trade payables	(381)	79	747
Other assets and liabilities, net	303	(1,154)	(8)

Net cash provided by (used in) operating activities	(173)	—	1,983

Investing activities
Changes in financing receivables	390	264	(907)
Purchases of marketable securities (other than trading)	(2,781)	(4,377)	(3,280)
Purchases of property, plant and equipment	(547)	(602)	(761)
Acquisitions of businesses (net of cash acquired)	(55)	(144)	(578)
Proceeds from sales of marketable securities (other than trading)	3,049	4,525	3,873
Proceeds from sales of property, plant and equipment	155	476	152
Proceeds from sales of businesses (net of cash disposed)	543	2,509	283

Net cash provided by (used in) investing activities	754	2,651	(1,218)

Financing activities
Net changes in borrowings with maturities of 90 days or less	(99)	(1,677)	(69)
Increases in other borrowings	1,976	9,069	9,357
Repayment of other borrowings	(2,893)	(10,188)	(6,649)
Treasury and capital stock transactions	2,675	—	(1,393)
Dividends paid	—	—	(502)
Other	(56)	3	(67)

Net cash provided by (used in) financing activities	1,603	(2,793)	677

Effects of exchange rate changes on cash and equivalents	150	141	(72)
Adjustment for the net change in cash and equivalents in assets held for sale and in discontinued operations	(1)	26	(244)

Net change in cash and equivalents—continuing operations	2,333	25	1,126
Cash and equivalents beginning of year	2,336	2,311	1,185

Cash and equivalents end of year	$4,669	$2,336	$2,311

Interest paid	$438	$482	$702
Taxes paid	$238	$298	$273

See accompanying Notes to the Consolidated Financial Statements.

ABB Ltd
Consolidated Statements of Changes in Stockholders' Equity
For the years ended December 31, 2003, 2002 and 2001

			Accumulated other comprehensive loss
	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gain (loss) on available- for-sale securities	Minimum pension liability adjustment	Unrealized gain (loss) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total stockholders' equity
	(in millions)
Balance at January 1, 2001, restated	$2,082	$4,603	$(1,156)	$87	$(52)	$—	$(1,121)	$(417)	$5,147
Comprehensive loss:
Net loss, restated		(743)							(743)
Foreign currency translation adjustments, restated			(365)				(365)		(365)
Effect of change in fair value of available-for-sale securities, net of tax of $16				(128)			(128)		(128)
Minimum pension liability adjustments, net of tax of $1					3		3		3
Cumulative effect of change in accounting principles (SFAS 133), net of tax of $17						(41)	(41)		(41)
Change in derivatives qualifying as cash flow hedges, net of tax of $18						(46)	(46)		(46)

Total comprehensive loss, restated									(1,320)
Dividends paid		(502)							(502)
Purchase of treasury stock								(1,615)	(1,615)
Sale of treasury stock	(101)							282	181
Call options	47								47

Balance at December 31, 2001, restated	2,028	3,358	(1,521)	(41)	(49)	(87)	(1,698)	(1,750)	1,938
Comprehensive loss:
Net loss, restated		(819)							(819)
Foreign currency translation adjustments, restated			(304)				(304)		(304)
Accumulated foreign currency translation adjustments allocated to divestments of businesses			90				90		90
Effect of change in fair value of available-for-sale securities, net of tax of $1				3			3		3
Minimum pension liability adjustments, net of tax of $30					(107)		(107)		(107)
Change in derivatives qualifying as cash flow hedges, net of tax of $52						131	131		131

Total comprehensive loss, restated									(1,006)
Other	(1)								(1)

Balance at December 31, 2002, restated	2,027	2,539	(1,735)	(38)	(156)	44	(1,885)	(1,750)	931
Comprehensive loss:
Net loss, restated		(779)							(779)
Foreign currency translation adjustments, restated			25				25		25
Accumulated foreign currency translation adjustments allocated to divestments of businesses			(37)				(37)		(37)
Effect of change in fair value of available-for-sale securities, net of tax of $18				65			65		65
Minimum pension liability adjustments, net of tax of $5					19		19		19
Change in derivatives qualifying as cash flow hedges, net of tax of $13						41	41		41

Total comprehensive loss, restated									(666)
Sale of treasury stock	(1,456)							1,612	156
Capital stock issued in connection with rights offering, net	2,487								2,487
Call options	9								9

Balance at December 31, 2003, restated	$3,067	$1,760	$(1,747)	$27	$(137)	$85	$(1,772)	$(138)	$2,917

See accompanying Notes to the Consolidated Financial Statements.

ABB Ltd
Notes to the Consolidated Financial Statements

(U.S. dollar amounts in millions, except per share amounts)

Note 1 The company

        ABB Ltd and its subsidiaries (collectively, the "Company") is a leading global company in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The Company works with customers to engineer and install networks, facilities and plants with particular emphasis on enhancing efficiency and productivity for customers that source, transform, transmit and distribute energy.

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

        The number of shares and earnings per share data in the Consolidated Financial Statements have been presented as if the four-for-one split of the Company's shares in May 2001 had occurred as of the earliest period presented.

Restatements

        During the second quarter of 2004, the Company received information regarding earnings overstatements by the medium-voltage business unit of the Company's Power Technologies division (the "PT-MV BAU") in Italy. An investigation performed by the Company, with the assistance of outside counsel and forensic accountants, unrecorded liabilities and borrowings, has shown that from the first quarter of 1998 through the first quarter of 2004, the PT-MV BAU overstated its earnings before interest and taxes and net income through the early recognition of certain revenue from incomplete projects, improper capitalization of costs on certain projects, and other improper journal entries.

        The cumulative effect of these overstatements on the Company's earnings before interest and taxes and net income was approximately $70 million and $87 million, respectively, from the first quarter of 1998 through the end of 2003. The negative impact on income tax expense results from the inability to claim tax benefits under Italian tax law for adjustments made to improperly filed tax returns for the years 1998 through 2002, as well as a reassessment of the realizability of the Company's deferred tax assets due to a cumulative position after the restatement. As compared with financial data provided in the Company's Annual Report on Form 20-F filed with the SEC on April 9, 2004, the corrections have increased net loss by $12 million ($0.01 per share basic and diluted), $36 million ($0.04 and $0.03 per share basic and diluted, respectively) and $14 million ($0.02 per share basic and diluted) in 2003, 2002 and 2001, respectively, decreased net income by $17 million ($0.01 and $0.02 per share basic and diluted, respectively) and $6 million ($0.01 per share basic and diluted) in 2000 and 1999, respectively, and decreased stockholders' equity by $109 million at December 31, 2003.

        The Company has undertaken measures, including termination of employment, with respect to the personnel involved in the earnings overstatement. In addition, ABB Power Technologies S.p.A., an Italian subsidiary carrying out business within the PT-MV BAU in which these activities took place, has designed, and is implementing, an improved system of accounting controls. Additional remedial measures may be considered by the Company in light of this investigation. In addition, the Company's investigation revealed that certain employees of ABB Power Technologies S.p.A. participated in arranging improper payments to an employee of an Italian power generation company in order to obtain a contract. The Company has reported this matter to the Italian Public Prosecutor's Office, which is conducting its own investigation, as well as to the SEC. The Company has terminated staff determined to be involved in arranging such improper payments.

Scope of consolidation

        The Consolidated Financial Statements include 100 percent of the assets, liabilities, revenues, expenses, income, loss and cash flows of ABB Ltd and companies in which ABB Ltd has a controlling interest (subsidiaries), as if ABB Ltd and its subsidiaries were a single company. Significant intercompany accounts and transactions have been eliminated. Minority interest is calculated for entities fully consolidated but not wholly owned. The components of net income and equity attributable to the minority shareholders are presented in the minority interest line items included in the Consolidated Income Statement and Consolidated Balance Sheet.

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

Stock-based compensation, restated

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

	Year ended December 31,
	2003	2002	2001
	(restated)	(restated)	(restated)
Net loss, as reported	$(779)	$(819)	$(743)
Less: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(11)	(22)	(22)

Pro forma net loss	$(790)	$(841)	$(765)

Earnings per share:
Basic—as reported	$(0.64)	$(0.74)	$(0.66)
Basic—pro forma	$(0.65)	$(0.76)	$(0.68)
Diluted—as reported	$(0.64)	$(0.86)	$(0.66)
Diluted—pro forma	$(0.65)	$(0.88)	$(0.68)

New accounting pronouncements

        In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, Business Combinations, and SFAS 142 which modified the accounting for business combinations, goodwill and identifiable intangible assets. All business combinations initiated after June 30, 2001, must be accounted for by the purchase method. Goodwill from acquisitions completed after that date is not amortized, but charged to operations when specified tests indicate that the goodwill is impaired, that is, when the goodwill's fair value is lower than its carrying value. Certain intangible assets are recognized separately from goodwill, and are amortized over their useful lives. During 2002, all goodwill was required to be tested for impairment as of January 1, 2002, with a transition adjustment recognized for any impairment identified. The Company determined that no impairment of goodwill existed at January 1, 2002. All goodwill amortization also ceased at that date. The Company recognized goodwill amortization expense in continuing operations of $148 million in 2001, and goodwill amortization expense in discontinued operations of $43 million in 2001. Accordingly, on a restated basis, income from continuing operations in 2001 would have been $305 million ($0.27 per share), loss from discontinued operations in 2001 would have been $794 million ($0.70 per share) and net loss in 2001 would have been $552 million ($0.49 per share) if the Company had not recognized amortization expense for goodwill that is no longer being amortized in accordance with SFAS 142.

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

        In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51. FIN 46 requires variable interest entities (VIEs) to be consolidated by their primary beneficiaries. During 2003, the Company adopted the requirements of FIN 46 and applied the guidance to VIEs in which the Company has an interest. See Note 8 for information relating to the impact of adopting FIN 46. FIN 46 was revised in December 2003. The Company adopted the December revision (FIN 46R) at March 31, 2004. The adoption of FIN 46R did not have a material impact on the Company's financial position or results of operations.

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

        In December 2002, the Company's Board of Directors approved management's plans to sell the Company's Oil, Gas and Petrochemicals businesses. The disposal is in line with the Company's strategy to focus on its core power and automation technology businesses. In January 2004, the Company agreed to sell most of the upstream part of the Oil, Gas and Petrochemicals businesses (Upstream business) to a consortium consisting of Candover Partners Limited, JP Morgan Partners LLC and 3i Group PLC (collectively, the Purchasers) for an initial purchase price of $925 million plus a potential deferred consideration of up to $50 million. The initial purchase price of $925 million is subject to adjustments based on, among other things, the net assets of the Upstream business at closing and further potential adjustments that will be calculated at closing. Additionally, the initial purchase price will be reduced by $85 million to reflect the unfunded benefit liabilities of pension plan obligations assumed by the Purchasers. The $85 million reduction of the purchase price may increase or decrease based on the actual unfunded benefit liability calculated at closing, in accordance with the terms of the purchase agreement. Furthermore, the initial purchase price will be increased or decreased based on the net intercompany balance between the Company and the Upstream business at closing. The potential deferred consideration of up to $50 million can be realized by the Company if the Upstream business meets specified earnings targets in 2004. The Company does not expect a significant loss to be recognized on the sale of the Upstream business.

        The remaining part of the Oil, Gas and Petrochemicals businesses (remaining OGP businesses) is available for immediate sale and continues to be actively marketed. It is unlikely that significant changes to the divestment strategy will be made or that the plan to divest the remaining OGP businesses will be withdrawn in the future. Management anticipates divesting this business as soon as possible following a favorable decision by the U.S. Federal Third Circuit Court of Appeals on the Pre-Packaged Plan of Reorganization for Combustion Engineering.

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

\

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

Note 7 Receivables, restated

        Receivables consist of the following:

	December 31,
	2003	2002
	(restated)
Trade receivables	$3,471	$3,164
Other receivables	1,229	1,286
Allowance	(250)	(210)

	4,450	4,240
Unbilled receivables, net:
Costs and estimated profits in excess of billings	1,706	1,594
Advance payments received	(829)	(700)

	877	894

Total	$5,327	$5,134

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

        The following table reconciles total gross receivables to the amounts in the Consolidated Balance Sheet after the effects of securitization at December 31, 2003 and 2002:

	December 31,
	2003 (restated)	2002
Total trade receivables	$4,784	$4,667
Portion derecognized	(508)	(512)
Retained interests included in other receivables	(390)	(514)
Trade receivables	3,886	3,641
Less: Trade receivables included in assets held for sale and in discontinued operations	(415)	(477)

Trade receivables—continuing operations	$3,471	$3,164

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

Note 9 Inventories, restated

        Inventories, including inventories related to long-term contracts, consist of the following:

	December 31,
	2003 (restated)	2002 (restated)
Commercial inventories, net:
Raw materials	$1,084	$1,014
Work in process	1,155	964
Finished goods	372	318

	2,611	2,296

Contract inventories, net:
Inventoried costs	352	371
Contract costs subject to future negotiation	20	23
Advance payments received related to contracts	(366)	(423)

	6	(29)

Total	$2,617	$2,267

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

        Amortization expense of intangible assets is estimated to be as follows (1)

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

Note 15 Borrowings, restated

        The Company's total borrowings at December 31, 2003 and 2002 were $7,925 million and $7,949 million, respectively.

Short-term borrowings

        The Company's short-term borrowings consist of the following:

	December 31,
	2003	2002
	(restated)	(restated)
Commercial paper (weighted-average interest rate of 4.8%)	$—	$478
Other short-term borrowings (weighted-average interest rate of 3.8% and 5.2%)	284	449
Current portion of long-term borrowings (weighted-average interest rate of 4.9% and 3.7%)	1,351	1,664

Total	$1,635	$2,591

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

Note 15 Borrowings, restated

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

Note 16 Accrued liabilities and other, restated

        Accrued liabilities and other consists of the following:

	December 31,
	2003	2002
	(restated)	(restated)
Asbestos and related costs (see Note 18)	$813	$1,091
Accrued personnel costs	650	643
Provisions for warranties and contract penalties	566	434
Contract related reserves	533	509
Taxes payables	425	412
Interest	303	277
Provisions for restructuring	269	232
Derivatives	220	1,102
Deferred taxes	200	236
Pension and other employee benefits	110	101
Other	1,056	1,104

Total	$5,145	$6,141

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

        Beginning in October 2002, the Company and Combustion Engineering conducted extensive negotiations with representatives of certain asbestos claimants with respect to a pre-packaged plan. On November 22, 2002, Combustion Engineering and the asbestos claimants' representatives entered into a Master Settlement Agreement for settling open asbestos- related personal injury claims that had been filed against Combustion Engineering prior to November 15, 2002. Combustion Engineering also agreed, pursuant to the Master Settlement Agreement, to form and fund the CE Settlement Trust to fund and administer the payment of asbestos-related personal injury claims settled under the Master Settlement Agreement. Under the terms of the Master Settlement Agreement, eligible claimants who met all criteria to qualify for payment were entitled to receive a percentage of the value of their claim from the CE Settlement Trust and retain a claim against Combustion Engineering for the unpaid balance. The Master Settlement Agreement divides claims into three categories based on the status of the claim at November 14, 2002, the status of the documentation relating to the claim, and whether or not the documentation establishes a valid claim eligible for settlement and payment by Combustion Engineering. The Master Settlement Agreement was supplemented in January 2003 to clarify the rights of certain claimants whose right to participate in a particular payment category was disputed. The Master Settlement Agreement, as supplemented, settles the amount of and provides for the partial payment on approximately 110,000 open asbestos-related personal injury claims that had been lodged against Combustion Engineering.

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

Pre-Packaged Plan of Reorganization

        On January 17, 2003, the Company announced that the Company and Combustion Engineering had reached an agreement on a proposed Pre-Packaged Plan of Reorganization for Combustion Engineering under Chapter 11 of the U.S. Bankruptcy Code (the "Plan"). The agreement was reached with certain representatives of asbestos claimants with existing asbestos- related personal injury claims against Combustion Engineering (encompassing claimants who had lodged claims prior to November 15, 2002 and claimants who had filed claims after that date and were not eligible to participate in the Master Settlement Agreement) and with the proposed representative of persons who may be entitled to bring asbestos-related personal injury claims in the future.

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

Note 19 Taxes, restated

        Provision for taxes consists of the following:

	Year ended December 31,
	2003 (restated)	2002 (restated)	2001 (restated)
Current taxes on income	$191	$250	$150
Deferred taxes	(116)	(159)	(62)
Tax expense from continuing operations	75	91	88

Tax expense from discontinued operations	212	81	15

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

	Year ended December 31,
	2003 (restated)	2002 (restated)	2001 (restated)
Reconciliation of taxes:
Income from continuing operations before taxes and minority interest	$231	$201	$281
Weighted-average tax rate	43.3%	41.8%	37.7%
Taxes at weighted-average tax rate	100	84	106

Items taxed at rates other than the weighted-average tax rate	14	(127)	(1)
Non-deductible goodwill amortization	—	—	49
Changes in valuation allowance	6	123	(30)
Changes in enacted tax rates	3	1	6
Other, net	(48)	10	(42)

Tax expense from continuing operations	$75	$91	$88

Effective tax rate for the year	32.5%	45.3%	31.3%

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

        The reconciliation of taxes for 2002 includes changes in valuation allowance recorded in certain jurisdictions in respect of deferred tax assets that were recognized for net operating losses incurred in those jurisdictions. The change in the valuation allowance was required as the Company determined it was more likely than not that such deferred tax assets would no longer be realized. The change in valuation allowance includes an allowance of $17 million on deferred tax assets as a result of the overstatement within the Company's Power Technologies division in Italy. In 2001, the reconciliation of taxes includes changes in valuation allowance recorded in certain jurisdictions in respect of deferred tax assets that were recognized for net operating losses incurred in those jurisdictions. The change in the valuation allowance was required as the Company determined it was more likely than not certain deferred tax assets would be realized.

        In 2003 and 2001, the reconciling item other, net of $(48) million and $(42) million includes an amount of $56 million and $50 million, respectively, relating to adjustments with respect to the favorable resolution of certain prior year tax matters. Additionally, in 2003, 2002 and 2001 "Other, net" includes $5 million, $7 million and $6 million, respectively, related to expenses that are no longer deductible under the Italian tax law as a result of the overstatement within the Company's Power Technologies division in Italy.

        In 2003, the income from continuing operations before taxes and minority interest of $231 million includes an $84 million loss comprising the change in fair value of the embedded derivative contained in the Company's $968 million convertible bonds combined with the continued amortization of the discount on issuance of these bonds. Furthermore, the tax expense from continuing operations includes the release of a $38 million tax provision related to a tax case ruled in favor of the Company. The effective tax rate applicable to income from continuing operations excluding the tax effect of these items would be 35.9 percent.

        In 2002, the tax expense from continuing operations includes an allowance of $17 million on deferred tax assets and $7 million related to non-deductible expenses under Italian tax law as a result of the overstatement within the Company's Power Technologies division in Italy. The effective tax rate applicable to income from continuing operations excluding the tax effect of these items would have been 33.3 percent.

        Deferred income tax assets and liabilities consist of the following:

	Year ended December 31,
	2003 (restated)	2002 (restated)
Deferred tax liabilities:
Financing receivables	$(244)	$(226)
Property, plant and equipment	(461)	(407)
Pension and other accrued liabilities	(333)	(345)
Other	(131)	(169)

Total deferred tax liability	(1,169)	(1,147)

Deferred tax assets:
Investments and other	20	2
Property, plant and equipment	172	58
Pension and other accrued liabilities	680	849
Unused tax losses and credits	1,419	1,059
Other	429	331

Total deferred tax asset	2,720	2,299
Valuation allowance	(1,624)	(1,244)

Deferred tax asset, net of valuation allowance	1,096	1,055
Net deferred tax liability	$(73)	$(92)

Deferred tax assets and deferred tax liabilities can be allocated between current and non-current as follows:

	Year ended December 31,
	2003		2002
	Current	Non-current	Current	Non-current
		(restated)		(restated)
Deferred tax liability	$(200)	$(969)	$(236)	$(911)
Deferred tax asset, net	553	543	556	499

Net deferred tax asset (liability)	$353	$(426)	$320	$(412)

        The non-current deferred tax asset, net, is included in investments and other.

        Certain entities have deferred tax assets related to net operating loss carry-forwards and other items. Because recognition of these assets is uncertain, valuation allowances of $1,624 million and $1,244 million have been established at December 31, 2003 and 2002, respectively.

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

Note 20 Other liabilities, restated

        The Company's other liabilities amount to $1,873 million and $1,603 million at December 31, 2003 and 2002, respectively.

        Other liabilities include non-current provisions of $446 million and $447 million, advances from customers relating to long-term construction contracts of $843 million and $583 million and non-current deferred income of $158 million and $149 million at December 31, 2003 and 2002, respectively. Other liabilities also includes the provision relating to the Company's estimated environmental remediation costs related to its former Nuclear Technology business (see Note 18) of $276 million and $282 million at December 31, 2003 and 2002, respectively.

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

Obligations and Funded Status

        The following tables set forth the change in benefit obligations, the change in plan assets and the funded status recognized in the Consolidated Financial Statements at December 31, 2003 and 2002, for the Company's benefit plans:

	Pension benefits		Other benefits
	2003	2002	2003	2002
Benefit obligation at the beginning of year	$7,024	$6,005	$414	$389
Service cost	195	186	3	6
Interest cost	355	318	24	28
Contributions from plan participants	47	43	6	4
Benefit payments	(521)	(437)	(34)	(34)
Benefit obligations of businesses acquired	—	46	—	—
Benefit obligations of businesses disposed	(131)	(14)	—	—
Actuarial (gain) loss	(367)	(60)	41	26
Plan amendments and other	(14)	(56)	(88)	(5)
Exchange rate differences	847	993	1	—

Benefit obligation at the end of year	7,435	7,024	367	414

Fair value of plan assets at the beginning of year	5,145	4,226	—	—
Actual return on plan assets	384	(84)	—	—
Contributions from employer	298	717	28	30
Contributions from plan participants	47	43	6	4
Benefit payments	(521)	(437)	(34)	(34)
Plan assets of businesses acquired	—	44	—	—
Plan assets of businesses disposed	(127)	(3)	—	—
Other	—	(50)	—	—
Exchange rate differences	573	689	—	—

Fair value of plan assets at the end of year	5,799	5,145	—	—

Unfunded amount (1)	1,636	1,879	367	414
Unrecognized transition liability	—	(1)	(6)	(60)
Unrecognized actuarial loss	(737)	(1,168)	(160)	(150)
Unrecognized prior service cost	(33)	(57)	15	—

Net amount recognized	$866	$653	$216	$204

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

Warrants

        The Company accounts for the warrants using the intrinsic value method of APB Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees, as permitted by Statement of Financial Accounting Standards No. 123 (SFAS 123), Accounting for Stock Based Compensation, as amended. All warrants were issued with exercise prices greater than the market prices of the stock on the dates of grant. Accordingly, the Company records no compensation expense related to the warrants, except in circumstances when a participant ceased to be employed by a consolidated subsidiary, such as after a divestment by the Company. In accordance with FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, the Company records compensation expense based on the fair value of warrants retained by participants on the date their employment ceased, with an offset to additional paid in capital. The impact of such expense is not material.

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

Note 24 Earnings per share, restated

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

	Year ended December 31,
Basic earnings per share:
	2003	2002	2001
	(restated)	(restated)	(restated)
Income from continuing operations	$74	$39	$157
Loss from discontinued operations, net of tax	(853)	(858)	(837)
Cumulative effect of change in accounting principles (SFAS 133), net of tax	—	—	(63)

Net loss	$(779)	$(819)	$(743)

Weighted average number of shares outstanding (in millions)	1,220	1,113	1,132
Earnings per share:
Income from continuing operations	$0.06	$0.04	$0.14
Loss from discontinued operations, net of tax	(0.70)	(0.78)	(0.74)
Cumulative effect of change in accounting principles (SFAS 133), net of tax	—	—	(0.06)

Net loss	$(0.64)	$(0.74)	$(0.66)

	Year ended December 31,
Diluted earnings per share:
	2003	2002	2001
	(restated)	(restated)	(restated)
Income from continuing operations	$74	$39	$157
Effect of dilution:
Convertible bonds, net of tax	—	(187)	—

Income (loss) from continuing operations, adjusted	74	(148)	157
Loss from discontinued operations, net of tax	(853)	(858)	(837)
Cumulative effect of change in accounting principles (SFAS 133), net of tax	—	—	(63)

Net loss, adjusted	$(779)	$(1,006)	$(743)

Weighted average number of shares outstanding (in millions)	1,220	1,113	1,132
Dilutive potential shares:
Convertible bonds	—	53	—

Diluted weighted average number of shares outstanding (in millions)	1,220	1,166	1,132

Earnings per share:
Income (loss) from continuing operations, adjusted	$0.06	$(0.13)	$0.14
Loss from discontinued operations, net of tax	(0.70)	(0.73)	(0.74)
Cumulative effect of change in accounting principles (SFAS 133), net of tax	—	—	(0.06)

Net loss, adjusted	$(0.64)	$(0.86)	$(0.66)

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

Step change program

        In October 2002, the Company announced the Step change program. The Company estimates that restructuring costs under the Step change program will be approximately $200 million in 2004. The goals of the Step change program are to increase competitiveness of the Company's core businesses (see Note 26), reduce overhead costs and streamline operations by approximately $900 million on an annual basis by 2005. As of June 30, 2004, the Step change program was substantially complete.

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

Note 26 Segment and geographic data, restated

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

        The following tables summarize information for each segment:

2003	Revenues	Depreciation and amortization	Earnings before interest and taxes	Net operating assets(1)	Capital expenditures(2)
	(restated)		(restated)	(restated)
Power Technologies	$7,669	$180	$548	$2,572	$120
Automation Technologies	9,897	255	773	3,787	157
Non-core activities:
Equity Ventures(3)	26	5	76	1,151	46
Structured Finance	48	1	(65)	643	—
Building Systems	1,829	9	(104)	9	3
New Ventures	53	5	(21)	313	11
Other Non-core activities	581	57	(67)	(237)	9

Total Non-core activities	2,537	77	(181)	1,879	69
Corporate / Other	822	65	(475)	2,524	53
Inter-division elimination	(2,141)	—	(24)	(1,128)	—

Consolidated	$18,784	$577	$641	$9,634	$399

2002	Revenues	Depreciation and amortization	Earnings before interest and taxes	Net operating assets(1)	Capital expenditures(2)
	(restated)		(restated)	(restated)
Power Technologies	$6,958	$166	$414	$2,297	$114
Automation Technologies	8,464	202	517	3,483	133
Non-core activities:
Equity Ventures(3)	19	—	43	1,062	—
Structured Finance	66	1	96	1,165	2
Building Systems	2,375	11	(113)	68	9
New Ventures	50	11	(37)	262	14
Other Non-core activities	937	75	(170)	(159)	20

Total Non-core activities	3,447	98	(181)	2,398	45
Corporate / Other	860	78	(350)	2,346	144
Inter-division elimination	(2,268)	—	(73)	(736)	—

Consolidated	$17,461	$544	$327	$9,788	$436

2001	Revenues	Depreciation and amortization	Earnings before interest and taxes	Net operating assets(1)	Capital expenditures(2)
			(restated)	(restated)
Power Technologies	$6,776	$189	$392	$2,023	$128
Automation Technologies	8,496	296	514	3,173	144
Non-core activities:
Equity Ventures(3)	34	—	75	1,069	—
Structured Finance	97	4	1	1,513	8
Building Systems	2,613	17	18	(35)	11
New Ventures	97	15	(143)	269	32
Other Non-core activities	1,278	65	(64)	(527)	61

Total Non-core activities	4,119	101	(113)	2,289	112
Corporate / Other	1,596	86	(157)	2,732	167
Inter-division elimination	(2,653)	—	(132)	(770)	—

Consolidated	$18,334	$672	$504	$9,447	$551

(1)
Net operating assets is calculated based upon total assets (excluding cash and equivalents, marketable securities, current loans receivable, taxes and deferred charges) less total liabilities (excluding borrowings, taxes, provisions and pension-related liabilities).

(2)
Capital expenditures reflect purchases of tangible fixed assets.

(3)
Includes the Company's investment in Jorf Lasfar Energy Company S.C.A.

Geographic information

	Revenues Year endede December 31,			Long-lived assets December 31,
	2003	2002	2001	2003	2002
	(restated)	(restated)
Europe	$10,321	$9,734	$10,368	$2,084	$1,952
The Americas	3,572	3,834	4,346	388	403
Asia	3,346	2,587	2,420	307	281
Middle East and Africa	1,545	1,306	1,200	61	65

	$18,784	$17,461	$18,334	$2,840	$2,701

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

Note 27 Subsequent events

        In April 2004, the Company completed the sale of its Reinsurance business to White Mountains Insurance Group Limited, a Bermuda-based insurance holding company, receiving gross cash proceeds of $415 million. In 2004, the Company recorded a loss of $36 million in loss from discontinued operations, net of tax, related primarily to foreign exchange effects of the business from January 1, 2004, through the date of sale. See Note 3 Discontinued operations.

        In May 2002, the Company issued $968 million aggregate principal amount of convertible unsubordinated bonds due 2007. Under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, a component of these convertible bonds had to be accounted for as a derivative as the shares to be issued upon conversion were denominated in Swiss francs, while the bonds are denominated in U.S. dollars. A portion of the issuance proceeds was deemed to relate to the value of the derivative on issuance and subsequent changes in value of the derivative were recorded through earnings and as an adjustment to the carrying value of the bonds. The allocation of a portion of the proceeds to the derivative created a discount on issuance which was being amortized to earnings over the life of the bonds. On May 28, 2004, bondholders voted in favor of the Company's proposed amendment to the terms of the bonds whereby if the bonds are converted, the Company will deliver U.S. dollar-denominated American Depositary Shares rather than Swiss franc-denominated ordinary shares. As a result of this amendment, it is no longer required to account for a portion of the bonds as a derivative. Consequently, on May 28, 2004, the value of the derivative was fixed and added to the carrying value of the bonds at that date. The difference between this new carrying value of the bonds and par ($968 million) will be amortized to earnings over the remaining life of the bonds, replacing, going forward, the discount calculated on issuance of the bonds. The amortization of the discount on the bonds will be between $7 million and $9 million per quarter until the bonds mature in May 2007. See Note 15 Borrowings, restated.

        On May 2004, the Company announced that it had undertaken an internal investigation which uncovered that certain of its employees—together with employees of other companies active in the gas insulted switchgear business—were involved in anti-competitive practices. The Company has reported promptly such practices to the appropriate authorities including the European Commission. The Company has received an amnesty decision from the European Commission and is cooperating with it in the investigation that it has launched.

        On June 3, 2004, the U.S. Federal Third Circuit Court of Appeals heard the appeals regarding a pre-packaged Chapter 11 protection plan that was filed in 2003 by a U.S. subsidiary of the Company, Combustion Engineering. The Company is awaiting the results of this hearing. The plan has already been approved by both a federal bankruptcy court and a U.S. district court. See Note 18 Commitments and Contingencies—Asbestos Liability.

        ABB Vetco Gray Inc. in the USA and ABB Vetco Gray Ltd. in the UK have pleaded guilty to violation of the Foreign Corrupt Practices Act (FCPA) and paid an aggregate fine totaling

$10.5 million. In addition, in July 2004, the Company agreed with the United States Securities and Exchange Commission to resolve civil charges relating to the FCPA, including the payment of $5.9 million in allegedly unlawful profits.

        In July 2004, the Company completed the sale of the Upstream business for an initial purchase price of $925 million plus a potential deferred consideration of up to $50 million. The potential deferred consideration of up to $50 million can be realized by the Company if the Upstream business meets specified earnings targets in 2004. Net cash proceeds from the sale were approximately $800 million, reflecting the initial sales price adjusted for unfunded pension liabilities of approximately $85 million and changes in net working capital. The Company does not anticipate recognizing a significant loss on the sale of the Upstream business. The Company and the Purchasers of the Upstream business are currently negotiating the final settlement of adjustments to the initial purchase price in accordance with the Stock and Asset Purchase Agreement. See Note 3 Discontinued operations.

        On July 29, 2004, the Company announced tender offers to repurchase all of the outstanding 300 million euro 5.375% bonds due 2005 and 475 million euro 5.125% bonds due 2006, being approximately 275 million euro and approximately 368 million euro, respectively. In conjunction with the tender offers, the Company convened bondholders' meetings to vote on amendments to these bonds to allow the Company to call and redeem those bonds that were not tendered under the respective tender offer. Bonds validly tendered and accepted under the tender offers were settled on September 14, 2004. On September 9, 2004, bondholders approved the resolutions which gave the Company the option to redeem the outstanding instruments. The Company exercised its option to redeem early the remaining outstanding 2005 and 2006 bonds that were not tendered and set the redemption date as September 29, 2004. The tender offers combined with the call of remaining outstanding bonds will reduce the Company's total borrowings by approximately $800 million.

        In November 2002, the Company completed the sale of most of its Structured Finance business to General Electric Capital Corporation (GE) and received cash proceeds of approximately $2.0 billion, including a contingent payment of $20 million to be released to the Company should amounts ultimately collected by GE, from a portfolio transferred by the Company to GE, reach specified targets. Collection of the last portion of the contingent payment amount took place on August 3, 2004.

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and
Stockholders of ABB Ltd:

        We have audited the consolidated financial statements of ABB Ltd as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, and have issued our report thereon dated February 18, 2004 (included elsewhere in this annual report on Form 20-F/A). Our audits also included the financial statement schedule listed in Item 18(h) of this annual report on Form 20-F/A. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits. We did not audit the financial statements of Jorf Lasfar Energy Company, a corporation in which the Company has a 50% interest, (the Company's equity in Jorf Lasfar Energy Company's net income is stated at $60 million in 2003, $66 million in 2002 and $81 million in 2001); we did not audit the 2002 and 2001 consolidated financial statements of ABB Holdings Inc., a wholly-owned subsidiary, which statements reflect total assets constituting 15% in 2002 and total revenues constituting 14% in 2002 and 11% in 2001 of the related consolidated totals; we did not audit the 2002 and 2001 consolidated financial statements of Swedish Export Credit Corporation, a corporation in which the Company had a 35% interest, (the Company's equity in Swedish Export Credit Corporation's consolidated net income (loss) is stated at $89 million in 2002 and $(11) million in 2001); and we did not audit the 2001 financial statements of Scandinavian Reinsurance Company Limited, a wholly-owned subsidiary, which statements reflect total losses of $(346) million reflected as a component of the Company's 2001 loss from discontinued operations. Those statements were audited by other auditors whose reports have been furnished to us. Our opinion, insofar as it relates to amounts included for those companies and their subsidiaries, is based solely on the reports of the other auditors.

        In our opinion, based on our audits and reports of other auditors, the financial statement schedule referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG AG

Zurich, Switzerland
February 18, 2004

S-1

Schedule II—Valuation and Qualifying Accounts

Description	Balance at the beginning of year	Additions	Deductions	Balance at the end of year
	($ in millions)
Accounts Receivable—allowance for doubtful accounts:
Year ending December 31,
2003	210	129	89	250
2002	220	125	135	210
2001	196	100	76	220

S-2

QuickLinks

EXPLANATORY NOTE
INTRODUCTION
FINANCIAL AND OTHER INFORMATION
FORWARD-LOOKING STATEMENTS
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
RELATED AND CERTAIN OTHER PARTIES
CONTINGENCIES AND RETAINED LIABILITIES
  Item 8. Financial Information
CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
LEGAL PROCEEDINGS
DIVIDENDS AND DIVIDEND POLICY
SIGNIFICANT CHANGES
  Item 15. Controls and Procedures .
  Item 18. Financial Statements
  Item 19. Exhibits
SIGNATURES
ABB Ltd Index to Consolidated Financial Statements and Schedules
REPORT OF REGISTERED INDEPENDENT PUBLIC ACCOUNTING FIRM
REPORT OF INDEPENDENT AUDITORS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
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
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Schedule II—Valuation and Qualifying Accounts