Form 20-F/A
period 2004-12-31
ABB LTD
filed 2006-02-24
CIK 1091587

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

☐        REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐        TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐        SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  2,070,314,947 Registered Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	☒	No	☐

If this is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes	☐	No	☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	☒	No	☐

Indicate by checkmark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	☐	Item 18	☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	☐	No	☒

i

References to “ABB,” the “Company,” “we,” “our” and “us” in this amendment to the annual report on Form 20-F are to ABB Ltd and its consolidated subsidiaries.

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment No. 1”) to our annual report on Form 20-F for the fiscal year ended December 31, 2004, filed on May 27, 2005 (the “Original Form 20-F”), is being filed solely for the purpose of amending Item 15 within the Original Form 20-F to clarify the opinion of our Chief Executive Officer and of our Chief Financial Officer with respect to the effectiveness of our internal controls over financial reporting as of December 31, 2004. We hereby replace Item 15 beginning on page 157 of the Original Form 20-F with the amended Item 15 included in this Amendment No. 1.

Except for the certifications, this Amendment No. 1 speaks as of the filing date of the Original Form 20-F. Other than for the purpose of amending Item 15(a), this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the Original Form 20-F.

PART I

Item 15. Controls and Procedures

(a)           Evaluation of disclosure controls and procedures.

We maintain controls and procedures designed to provide reasonable assurance that the information required to be disclosed in our filings under the Securities Exchange Act of 1934, is recorded, processed, summarized and reported on a timely basis. Our Chief Executive Officer, Fred Kindle, and Chief Financial Officer, Michel Demaré, with the participation of key corporate senior management and management of key Group functions, performed an evaluation of our disclosure controls and procedures as of December 31, 2004. While we have not yet completed our assessment of internal controls under Section 404 of the Sarbanes-Oxley Act, we have made the following determination with respect to our internal control environment.  Our determination is based on our interpretation of the internal control-related definitions of the new Public Company Accounting Oversight Board (PCAOB) Standard 2.  PCAOB Standard 2 changed the definitions of internal control deficiencies and added the concept of aggregation of internal control deficiencies.  Specifically, a material weakness is defined as a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

In connection with this evaluation and taking into account observations from our outside auditor, our Chief Executive Officer and Chief Financial Officer have concluded that the September 2004 restatement of our financial statements for the year ended December 31, 2003 in connection with the earnings misstatements by the Power Technologies division’s medium voltage business in Italy, and in conjunction with the failure to remediate certain root causes that facilitated the misstatement prior to December 31, 2004, is a material weakness in our internal control over our financial reporting process.  Further details on the restatement are set forth in Item 5 “Operating and Financial Review and Prospects–Restatement.”

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

We have implemented a global Ethics & Compliance policy, which includes a strict zero-tolerance stance on misconduct and a whistleblowing process with appropriate follow-up from our investigation group. In addition, all employees must sign an ethics letter wherein they confirm compliance with conflict of interest rules, insider trading rules, political contribution rules and corporate policies. Beginning in 2005, on a quarterly basis, finance managers in each country were required to sign a certification as to the quality of the financial reporting information and disclosure of significant events in their respective areas of responsibility.

In April 2005, in accordance with our 2004 civil settlement with the U.S. Securities and Exchange Commission, we appointed an independent consultant to review our policies and procedures as they relate to compliance with the books and records, internal accounting controls and anti-bribery provisions of the FCPA.  The consultant is expected to submit a report in the second quarter of 2006 documenting findings and making recommendations (the “Report”) to our Board of Directors.  Within ninety days after receiving the Report, we are required to adopt the recommendations contained in the Report, except in certain limited circumstances.

Based on their evaluation of our disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2004, our disclosure controls and procedures were not effective to provide reasonable assurance that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. We performed additional procedures in the preparation of our 2004 consolidated financial statements in order to ascertain that they were fairly presented in all material respects in accordance with U.S. GAAP.

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

PART III

Item 19.  Exhibits

Exhibit No.	Description
12.1	Certification of the chief executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the chief financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

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

Date: February 24, 2006