Form 20-F
period 2005-12-31
ABB LTD
filed 2006-04-19
CIK 1091587

As filed with the Securities and Exchange Commission on April 19, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005 OR
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  2,076,941,497 Registered Shares

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

Indicate by check mark which financial statement item the registrant has elected to follow.  tem 17 ☐       tem 18 ☒

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

i

INTRODUCTION

ABB Ltd is a corporation organized under the laws of Switzerland. In this report, “the ABB Group,” “ABB,” “we,” “our” and “us” refer to ABB Ltd and its consolidated subsidiaries (unless the context otherwise requires). We also use these terms to refer to ABB Asea Brown Boveri Ltd and its subsidiaries prior to the establishment of ABB Ltd as the holding company for the entire ABB Group in 1999, as described in this report under “Item 4. Information on the Company—Introduction—History of the ABB Group.”  Our American Depositary Shares (each representing one registered share of ABB Ltd) are referred to as “ADSs.”  The registered shares of ABB Ltd are referred to as “shares.”

Our principal corporate offices are located at Affolternstrasse 44, CH-8050 Zurich, Switzerland, telephone number +41-43-317-7111.

FINANCIAL AND OTHER INFORMATION

ABB Ltd has prepared its statutory unconsolidated financial statements in accordance with the Swiss Federal Code of Obligations. The consolidated financial statements of ABB Ltd, including the notes thereto, as of December 31, 2005, 2004 and 2003 and for the years then ended (our “Consolidated Financial Statements”) have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

In this report:  (i) “$,” “U.S. dollars” and “USD” refer to the lawful currency of the United States of America; (ii) “CHF” and “Swiss francs” refer to the lawful currency of Switzerland; (iii) “€” and “euro” refer to the lawful currency of the participating member states of the European Union (the “EU”); (iv) “SEK” and “Swedish krona” refer to the lawful currency of Sweden; (v) “£,” “sterling,” “pounds sterling” and “GBP” refer to the lawful currency of the United Kingdom; (vi) “Norwegian krone” refers to the lawful currency of Norway; (vii) “Chinese renminbi” refers to the lawful currency of the People’s Republic of China; and (ix) “Brazilian Real” or “R$” refers to the lawful currency of the Federative Republic of Brazil.

Except as otherwise stated, all monetary amounts in this report are presented in U.S. dollars. Where specifically indicated, amounts in Swiss francs have been translated into U.S. dollars. These translations are provided for convenience only, and they are not representations that the Swiss franc could be converted into U.S. dollars at the rate indicated. These translations have been made using the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of December 30, 2005, unless otherwise indicated. The noon buying rate for Swiss francs on December 30, 2005 was $1.00 = CHF 1.3148. The noon buying rate for Swiss francs on April 18, 2006 was $1.00 = CHF 1.2759.

FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will,” or “should” or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, dispositions, strategies and the countries and industry in which we operate.

These forward-looking statements include, but are not limited to the following:

•        statements in “Item 3. Key Information—Dividends and Dividend Policy” regarding our policy on future dividend payments;

•        statements in “Item 5. Operating and Financial Review and Prospects” and “Item 8. Financial Information—Legal Proceedings” regarding the expected outcome of our proposed pre-packaged plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code for our Lummus subsidiary and the outcome of certain compliance matters under investigation;

•        statements in “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” regarding our management objectives and the timing of intended disposals and capital expenditures; and

•        statements in “Item 5. Operating and Financial Review and Prospects” regarding our management objectives, including our mid term outlook, as well as trends in results, prices, volumes, operations, margins and overall market trends.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the countries and industries in which we operate, may differ materially from those described in or suggested by the forward-looking statements contained in this report. In addition, even if our results of operations, financial condition and liquidity, and the development of the countries and industries in which we operate, are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause actual results to differ materially from our expectations are contained in cautionary statements in this report and include, without limitation, the following:

•        We are subject to ongoing litigation and potentially substantial liabilities arising out of asbestos claims.

•        If we are not able to comply with the covenants contained in our $2 billion credit facility, our financial position may be adversely affected.

•        Our ability to bid for large contracts depends on our ability to obtain performance guarantees from financial institutions.

•        We have retained performance guarantees related to our divested power generation business.

•        Undertaking long-term fixed price projects exposes our businesses to risk of loss should our actual costs exceed our estimated or budgeted costs.

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

•        Increases in the costs of our raw materials may adversely affect our financial performance.

•        If we are unable to successfully address the significant deficiencies in our internal control over financial reporting, our ability to report our financial results on a timely and accurate basis may be adversely affected. As a result, investors could lose confidence in our financial reporting, which may harm our business and the trading price of our stock.

We urge you to read the sections of this report entitled “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” for a more complete discussion of the factors that could affect our future performance and the countries and industries in which we operate. In light of these risks, uncertainties and assumptions, the forward-looking circumstances described in this report and the assumptions underlying them may not occur.

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

PART I

Item 1.                        Identity of Directors, Senior Management and Advisers

Not applicable

Item 2.                        Officer Statistics and Expected Timetable

Not applicable

Item 3.                        Key Information

SELECTED FINANCIAL DATA

The following table presents our selected financial and operating information at the dates and for each of the periods indicated. You should read the following information together with the information contained in “Item 5. Operating and Financial Review and Prospects,” as well as our Consolidated Financial Statements and the notes thereto, included elsewhere in this report.

Our selected financial data are presented in the following tables in accordance with U.S. GAAP and have been derived from our published consolidated financial statements. Our consolidated financial statements as of and for each of the years ended December 31, 2005, 2004, 2003, 2002 and 2001 were audited by Ernst & Young AG, except for the 2001 consolidated financial statements of ABB Holdings Inc., a wholly owned subsidiary, the 2004, 2003, 2002 and 2001 financial statements of Jorf Lasfar Energy Company, a corporation in which we have a 50 percent interest, the 2002 and 2001 consolidated financial statements of Swedish Export Credit Corporation, in which we had a 35 percent interest at December 31, 2002, and the 2001 financial statements of Scandinavian Reinsurance Company Limited, a then wholly owned subsidiary, which were audited by other independent auditors.

The Consolidated Financial Statements at December 31, 2003, 2002 and 2001 and for each of the years ended December 31, 2002 and 2001, have not been audited after the reclassifications of certain businesses between continuing operations and discontinued operations.

INCOME STATEMENT DATA:

	Year ended December 31,
	2005	2004	2003	2002	2001
	(in millions, except per share data)
Revenues	$22,442	$20,610	$20,332	$19,402	$19,902
Cost of sales	(16,830)	(15,681)	(15,856)	(15,053)	(15,111)
Gross profit	5,612	4,929	4,476	4,349	4,791
Selling, general and administrative expenses(1)	(3,922)	(3,822)	(3,950)	(4,118)	(4,270)
Other income (expense), net(2)	52	(61)	(239)	(80)	(158)
Earnings before interest and taxes	1,742	1,046	287	151	363
Interest and dividend income	157	151	142	184	351
Interest and other finance expense	(403)	(360)	(544)	(289)	(526)
Income (loss) from continuing operations before taxes, minority interest and cumulative effect of accounting changes	1,496	837	(115)	46	188
Provision for taxes	(482)	(331)	(233)	(79)	(76)
Minority interest	(131)	(102)	(67)	(111)	(68)
Income (loss) from continuing operations before cumulative effect of accounting changes	883	404	(415)	(144)	44
Loss from discontinued operations, net of tax(3)	(143)	(439)	(364)	(675)	(724)
Income (loss) before cumulative effect of accounting changes	740	(35)	(779)	(819)	(680)
Cumulative effect of accounting changes, net of tax(4)	(5)	—	—	—	(63)
Net income (loss)	$735	$(35)	$(779)	$(819)	$(743)
Basic earnings (loss) per share from continuing operations before cumulative effect of accounting changes(5)	$0.44	$0.20	$(0.34)	$(0.13)	$0.04
Loss from discontinued operations, net	(0.08)	(0.22)	(0.30)	(0.61)	(0.64)
Cumulative effect of accounting changes	—	—	—	—	(0.06)
Basic earnings (loss) per share	$0.36	$(0.02)	$(0.64)	$(0.74)	$(0.66)
Diluted earnings (loss) per share from continuing operations before cumulative effect of accounting changes(5)	$0.43	$0.20	$(0.34)	$(0.28)	$0.04
Loss from discontinued operations, net	(0.07)	(0.22)	(0.30)	(0.58)	(0.64)
Cumulative effect of accounting changes	—	—	—	—	(0.06)
Diluted earnings (loss) per share	$0.36	$(0.02)	$(0.64)	$(0.86))	$(0.66)
Weighted average number of shares outstanding:
Basic	2,029	2,028	1,220	1,113	1,132
Diluted	2,138	2,029	1,220	1,166	1,132

BALANCE SHEET DATA:

	At December 31,
	2005	2004	2003	2002	2001
	(U.S. dollars in millions)
Cash and equivalents	$3,226	$3,676	$4,783	$2,532	$2,469
Marketable securities and short-term investments	368	524	473	589	1,236
Total assets	22,276	24,677	30,401	29,522	32,313
Long-term debt	3,933	4,717	6,064	5,153	4,899
Total debt(6)	4,102	5,343	7,700	7,728	9,619
Capital stock and additional paid-in capital	3,121	3,083	3,067	2,027	2,028
Total stockholders’ equity	$3,483	$2,824	$2,917	$931	$1,938

CASH FLOW DATA:

	Year ended December 31,
	2005	2004	2003	2002	2001
	(U.S dollars in millions)
Net cash provided by (used in) operating activities	$1,012	$902	$(152)	$—	$1,983
Net cash provided by (used in) investing activities	(316)	354	754	2,651	(1,218)
Net cash provided by (used in) financing activities	$(896)	$(2,745)	$1,582	$(2,793)	$677

OTHER FINANCIAL AND OPERATING DATA:

	Year ended December 31,
	2005	2004	2003	2002	2001
	(U.S dollars in millions)
Purchases of property, plant and equipment	$456	$543	$547	$598	$761
Depreciation and amortization(1)	597	633	585	610	786
Research and development	679	690	635	572	602
Order-related development(7)	$735	$727	$886	$719	$824

(1)             Includes goodwill amortization of $161 million in 2001. In accordance with the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, after January 1, 2002, goodwill is no longer amortized but is charged to operations when specified tests indicate that the goodwill is impaired.

(2)             During 2005, 2004, 2003, 2002, and 2001, we incurred restructuring charges and related asset write-downs of $53 million, $165 million, $341 million, $255 million, and $226 million, respectively, relating to a number of restructuring initiatives throughout the world. The restructuring costs incurred in 2002 and 2001 were accrued in the respective periods pursuant to the requirements of EITF 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The restructuring costs incurred in 2005, 2004 and 2003 were accrued pursuant to the requirements of Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities.

(3)             Loss from discontinued operations, net of tax includes costs related to the Company’s potential asbestos obligation of the Company’s U.S. subsidiary Combustion Engineering Inc., of approximately $133 million, $262 million, and $142 million in 2005, 2004 and respectively. In 2004 and 2003, we recorded net losses of $70 million and $44 million, respectively, and in 2002 we recorded net income of $14 million relating to the upstream part of our Oil, Gas and Petrochemicals businesses. The sale of this business was completed in July 2004. For additional information, see “Item 5. Operating and Financial Review and Prospects” and Note 17 to the Consolidated Financial Statements.
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

(4)             We accounted for the adoption of Interpretation 47 of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (FIN 47) as a change in accounting principle in 2005. Based on our outstanding obligations we recognized the cumulative effect of the accounting change in 2005 in the Consolidated Income Statement. We accounted for the adoption of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), as a change in accounting principle. Based on our outstanding derivatives at January 1, 2001, we recognized the cumulative effect of the accounting change as a loss in the Consolidated Income Statement.

(5)             The number of shares and earnings per share data in the Consolidated Financial Statements have been presented as if ABB Ltd shares had been issued for all periods presented and as if the four-for-one split of ABB Ltd shares in May 2001 had occurred as of the earliest period presented. Basic earnings (loss) per share is calculated by dividing income (loss) by the weighted-average number of shares outstanding during the year. Diluted earnings (loss) per share is calculated by dividing income (loss) by the weighted-average number of shares outstanding during the year, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise: outstanding written call options, if dilutive; the securities issued under the Company’s employee incentive plans, if dilutive; and shares issuable in relation to outstanding convertible bonds, if dilutive; and outstanding written put options, for which net share settlement at average market price of our stock was assumed, if dilutive (see Notes 2, 14, 21 and 23 to the Consolidated Financial Statements).

(6)             Total debt, also referred to as total borrowings, is equal to the sum of short-term borrowings and long-term borrowings.

(7)             Order-related development activities are customer- and project-specific development efforts that we undertake to develop or adapt equipment and systems to the unique needs of our customers in connection with specific orders or projects. Order-related development amounts are initially recorded in inventories as part of the work in progress of a contract and then are reflected in cost of sales at the time revenue is recognized in accordance with our accounting policies.

DIVIDENDS AND DIVIDEND POLICY

Payment of dividends is subject to general business conditions, the ABB Group’s current and expected financial condition and performance and other relevant factors including growth opportunities.

Dividends may be paid only if ABB Ltd has sufficient distributable profits from previous fiscal years or sufficient free reserves to allow the distribution of a dividend. In addition, at least 5 percent of ABB Ltd’s annual net profits must be retained and booked as legal reserves, unless these reserves already amount to 20 percent of ABB Ltd’s share capital. As a holding company, ABB Ltd’s main sources of income are dividend, interest and debt payments from its subsidiaries. At December 31, 2005, of the CHF 9,017 million of stockholders’ equity recorded in the unconsolidated statutory financial statements of ABB Ltd prepared in accordance with Swiss law, CHF 5,192 million was attributable to the share capital, CHF 1,808 million was attributable to legal reserves, CHF 410 million was attributable to reserves for treasury, CHF 1,535 million was attributable to other reserves and CHF 72 million was available for distribution.

ABB Ltd may only pay out a dividend if it has been proposed by a shareholder or the board of directors of ABB Ltd and approved at a general meeting of shareholders, and the statutory auditors confirm that the dividend conforms to statutory law and the articles of incorporation of ABB Ltd. In practice, the shareholders’ meeting usually approves dividends as proposed by the board of directors, if the board of directors’ proposal is confirmed by the statutory auditors.

Dividends are usually due and payable no earlier than three trading days after the shareholders’ resolution. Dividends not collected within five years after the due date accrue to ABB Ltd and are allocated to its other reserves. For information about the deduction of withholding taxes from dividend payments, see “Item 10. Additional Information—Taxation.”

We have established a dividend access facility for shareholders who are resident in Sweden under which these shareholders may register with VPC AB (Sweden) (“VPC”), as holder of up to 600,004,716 shares, and receive dividends in Swedish kronor equivalent to the dividend paid in Swiss francs without deduction of Swiss withholding tax. For further information, see “Item 10. Additional Information—Taxation.”

Because ABB Ltd pays cash dividends, if any, in Swiss francs (subject to the exception for certain shareholders in Sweden described above), exchange rate fluctuations will affect the U.S. dollar amounts received by holders of ADSs upon conversion of those cash dividends by Citibank, N.A., the depositary, in accordance with the Amended and Restated Deposit Agreement dated May 7, 2001.

ABB Ltd did not pay any dividends with respect to the years ended December 31, 2001 through December 31, 2004. With respect to the year ended December 31, 2005 ABB Ltd’s board of directors has proposed a CHF 0.12 per share dividend which is subject to approval by its shareholders at the May 2006 Annual General Meeting.

RISK FACTORS

You should carefully consider all of the information set forth in this report and the following description of risks and uncertainties that we currently believe may exist. Our business, financial condition or results of operations could be adversely affected by any of these risks. Additional risks of which we are unaware or that we currently deem immaterial may also impair our business operations. This annual report also contains forward-looking statements that involve risks and uncertainties. Our results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those described below and elsewhere in this annual report. See “Forward-Looking Statements.”

We are subject to ongoing litigation and potentially substantial liabilities arising out of asbestos claims.

Companies in the ABB group are subject to thousands of lawsuits brought by plaintiffs seeking compensation for personal injuries allegedly resulting from exposure to asbestos. In the United States, our Combustion Engineering subsidiary has been a co-defendant in a large number of these lawsuits, and a smaller number of claims have been brought against two other subsidiaries, ABB Lummus Global Inc. (Lummus) (which is part of our Oil, Gas and Petrochemicals business and was formerly a subsidiary of Combustion Engineering) and Basic Incorporated (Basic) (which was a subsidiary of Combustion Engineering and of Asea Brown Boveri Inc. (Asea Brown Boveri) and is now a subsidiary of ABB Holdings Inc. (Holdings) following the merger in December 2004 of Asea Brown Boveri into Holdings).

Since early 2003, we and our subsidiaries have been seeking to resolve our asbestos-related personal injury liabilities principally through a proposed plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code for Combustion Engineering. In March 2005, following a decision by the U.S. Court of Appeals for the Third Circuit that reversed the lower courts’ approval of the original plan, we reached agreement on terms for a modified plan of reorganization for Combustion Engineering (the Modified CE Plan). On December 19, 2005, the U.S. Bankruptcy Court entered an Order confirming the Modified CE Plan, and recommending that the U.S. District Court affirm the U.S. Bankruptcy Court’s Order. The U.S. District Court entered an order affirming the Modified CE Plan on March 1, 2006. As of March 31, 2006, the Modified CE Plan was no longer subject to appeal.

We and various other interested parties are now working to reach agreement on the terms of a separate plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code for Lummus (the Lummus Plan) and the form and substance of the operative documents and related Bankruptcy Court motions and other pleadings. We cannot be certain when those negotiations will be concluded or whether or on what terms the parties will resolve outstanding issues. The Lummus Plan will become effective only if the requisite percentage of each class of creditors vote in favor of the plan. The Lummus Plan will be subject to the approval of the Bankruptcy and District Courts, as well as to further judicial review if appeals are made. We cannot be certain whether the courts will approve the plan, nor can we predict whether the plan will receive the needed creditor votes.

Neither the Modified CE Plan nor the proposed Lummus Plan address Basic, and we expect that Basic’s asbestos-related liabilities will have to be resolved through its own bankruptcy or similar U.S. state court liquidation proceeding, or through the tort system.

We cannot be certain of the duration of the asbestos-related litigation process, its outcome or its eventual cost to us. We do not know whether the Lummus Plan or any other plan of reorganization for Lummus will ultimately be confirmed or whether asbestos-related liabilities of any other ABB group entities would be resolved by any such plan. If for any reason a Chapter 11 plan relating to Lummus is not eventually confirmed, we expect that Lummus’ asbestos-related liabilities will have to be resolved through the tort system.

On the effective date of the Modified CE Plan, the Bankruptcy Court will issue an injunction, referred to as a channeling injunction, pursuant to which all asbestos-related personal injury claims against ABB Ltd and certain entities in the ABB group (including Combustion Engineering) arising out of Combustion Engineering’s business operations will be settled or otherwise satisfied from the proceeds of a trust established for such purposes. We expect that a similar trust will be established, and a similar injunction issued, if the Lummus Plan becomes effective. ABB group entities not included in the protection offered by the channeling injunction entered pursuant to the Modified CE Plan or, if it becomes effective, the Lummus Plan could be required to resolve in the tort system, or otherwise, current and future asbestos-related personal injury claims that are asserted against such entities.

All of these factors make the ultimate outcome of our efforts to resolve the asbestos-related personal injury claims against Lummus and our other subsidiaries uncertain, and, moreover, could cause our obligations to make payments in respect of asbestos-related personal injury claims, indemnity payments and related defense costs to significantly exceed our estimates. In addition, developments regarding any plan of reorganization, recent claims experience and other developments may require us to revise our estimates of our future asbestos-related liabilities and costs. Any expenses incurred or increases to our asbestos reserves as a result of a delay or abandonment of any plan of reorganization for Lummus, revised liability estimates, adverse jury verdicts or court decisions or other negative developments involving resolution of our asbestos-related liabilities, whether through the bankruptcy courts, liquidation proceedings or the tort system, may cause the value or trading prices of our securities to decrease significantly. These negative developments could also cause our credit ratings to be downgraded, restrict our access to the capital markets or otherwise have a material adverse effect on our financial condition, results of operations, cash flows and liquidity.

If we are not able to comply with the covenants contained in our new $2 billion credit facility, our financial position may be adversely affected.

We are party to a five-year $2 billion credit facility that became available in July 2005. It contains certain financial covenants in respect of minimum interest coverage and maximum net leverage. Since, in April 2006, our corporate credit rating reached certain defined levels, the minimum interest coverage covenant will no longer be applicable. If we are unable to comply with the covenants in the credit facility, we may be required to renegotiate the facility with our lenders or to replace it in order not to default under it. If this were to occur, we may not be able to renegotiate or replace the facility on terms that are acceptable to us, if at all. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities.”

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

Some customers require that performance guarantees be issued by a financial institution in the form of a letter of credit, surety bond or other financial guarantee. In considering whether to issue a guarantee on our behalf, financial institutions consider our credit ratings. Our credit rating and financial position have not prevented us from obtaining such guarantees from financial institutions, but they can make and have made the process more difficult and expensive. If, in the future, we cannot obtain such a guarantee from a financial institution on reasonable terms, we could be prevented from bidding on or obtaining some contracts or our costs with respect to such contracts would be higher, which would reduce the profitability of the contracts. If we cannot obtain guarantees on commercially reasonable terms from financial institutions in the future, there could be a material impact on our business, financial condition, results of operations or liquidity.

We have retained performance guarantees related to our divested power generation business.

We have retained performance guarantees related to the power generation business that we contributed to the former ABB ALSTOM POWER joint venture. The guarantees primarily consist of performance guarantees, advance payment guarantees, product warranty guarantees and other miscellaneous guarantees under certain contracts such as indemnification for personal injuries and property damages, taxes and compliance with labor laws, environmental laws and patents. The guarantees are related to projects that are expected to be completed by 2015 but in some cases the guarantees have no definite expiration. ALSTOM and its subsidiaries have primary responsibility for performing the obligations that are the subject of the guarantees. In connection with the sale to ALSTOM of our interest in the joint venture in May 2000, ALSTOM (the parent company) and ALSTOM POWER (the former joint venture entity) have undertaken jointly and severally to fully indemnify us and hold us harmless against any claims arising under these guarantees. Due to the nature of product warranty guarantees and certain other guarantees, we are unable to develop an estimate of the maximum potential amount of future payments for these guarantees. Our best estimate of the total maximum potential exposure under all quantifiable guarantees we issued on behalf of our former power generation business was approximately $756 million as of December 31, 2005. This maximum potential exposure, as required by Financial Accounting Standards Board Interpretation No. 45 (FIN 45), is based on the original guarantee or contract amount and does not reflect our assessment of actual exposure under the guarantees.

As of December 31, 2005, no losses have been recognized in connection with the guarantees relating to the divested power generation business. We have not concluded that a loss is probable under these guarantees and, therefore, we have not recorded a provision as of December 31, 2005. However, if we are required to fund payments under these guarantees following a failure of the divested power generation business to perform its obligations, and if ALSTOM does not to fulfill its undertaking to indemnify us, we could incur material losses. See “Item 5. Operating and Financial Review and Prospects—Off Balance Sheet Arrangements—Guarantees.”

Undertaking long-term fixed price projects exposes our businesses to risk of loss should our actual costs exceed our estimated or budgeted costs.

We derive a portion of our revenues from long-term, fixed price or turnkey projects that are awarded on a competitive basis and can take many months, or even years, to complete. Such contracts involve substantial risks, including the possibility that we may underbid and the fact that we typically assume substantially all of the risks associated with completing the project and the post-completion warranty obligations. We also assume the project’s technical risk, meaning that we must tailor our products and systems to satisfy the technical requirements of a project even though, at the time we are awarded the project, we may not have previously produced such a product or system. The revenue, cost and gross profit realized on such contracts can vary, sometimes substantially, from our original projections because of changes in conditions, including but not limited to:

•        unanticipated technical problems with the equipment being supplied or developed by us which may require that incur incremental expenses to remedy the problem;

•        changes in the cost of components, materials or labor;

•        difficulties in obtaining required governmental permits or approvals;

•        project modifications creating unanticipated costs;

•        delays caused by local weather conditions; and

•        suppliers’ or subcontractors’ failure to perform.

These risks are exacerbated if the duration of the project is extended because there is an increased risk that the circumstances upon which we originally bid and developed a price will change in a manner that increases our costs. In addition, we sometimes bear the risk of delays caused by unexpected conditions or events. The contracts for our long-term, fixed-price projects often make us subject to penalties if we cannot complete portions of the project in accordance with agreed-upon time limits.

Historically, we have incurred, in certain cases, significant losses as a result of performing long-term projects on a fixed-price or turnkey basis. For example, in 2003 the operating income of the downstream part of our Oil, Gas and Petrochemicals business was adversely affected by cost overruns amounting to $399 million, primarily relating to four large, long-term, fixed-price projects which had been contracted prior to 2002. In 2004 and 2005, no significant losses were reported from such long-term projects. In view of the potential for losses from such contracts, we have been seeking to reduce our involvement with new long-term, fixed-price contracts and have instead been pursuing contracts with a cost-reimbursement element. However, because we still do enter into new contracts on a fixed price basis and continue to have substantial obligations under long-term, fixed-price contracts, we still face the risk of significant losses on these types of contracts.

In connection with long-term projects, we routinely undertake substantial customer- and project-specific development efforts to develop or adapt equipment and systems to the unique needs of our customers in connection with specific orders or projects. We had expenditures of $735 million, $727 million, and $886 million, or approximately 3.3 percent, 3.5 percent and 4.4 percent of annual consolidated revenues, in 2005, 2004 and 2003, respectively, on such order-related development activities. Order-related development amounts are initially recorded in inventories as part of the work in progress of a contract and then are reflected in cost of sales at the time revenue is recognized in accordance with our accounting policies. If our revenues on these projects are insufficient to cover the related costs, we are required under U.S. GAAP to accelerate the write off of the associated order-related development expenditures. Additionally, to the extent that order-related development expenditures in a specific project exceed expectations, the profit margin on that project will be adversely affected.

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

Currency Translation Risk.   The results of operations and financial position of most of our non-U.S. companies are initially recorded in the currency, which we call “local currency,” of the country in which the respective company resides. That financial information is then translated into U.S. dollars at the applicable exchange rates for inclusion in our Consolidated Financial Statements. The exchange rates between local currencies and the U.S. dollar fluctuate substantially, which has a significant translation effect on our reported consolidated results of operations and financial position.

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

Currency Transaction Risk.   Currency risk exposure also affects our operations when our sales are denominated in currencies that are different from those in which our manufacturing costs are incurred. In this case, if after the parties agree on a price, the value of the currency in which the purchase price is to be paid were to weaken relative to the currency in which we incur manufacturing costs, there would be a negative impact on the profit margin for any such transaction. This transaction risk may exist regardless of whether or not there is also a translation risk as described above.

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

Our policy is to hedge material net currency exposures by entering into offsetting transactions with third party financial institutions. Given our policy, and the effective horizons of our risk management activities and the anticipatory nature of the exposures intended to be hedged, there can be no assurance that our currency hedging activities will fully offset the adverse financial impact resulting from unfavorable movements in foreign exchange rates. In addition, the timing of the accounting for recognition of gains and losses related to a hedging instrument may not coincide with the timing of gains and losses related to the underlying economic exposures.

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

Our customer base also is undergoing consolidation. Consolidation within our customers’ industries (such as the marine and cruise industry, the automotive, aluminum, steel, pulp and paper, pharmaceutical industries and the oil and gas industry) could affect our customers and their relationships with us. If one of our competitors’ customers acquires any of our customers, we may lose its business. Additionally, as our customers become larger and more concentrated, they could exert pricing pressure on all suppliers, including ABB. For example, in an industry such as power transmission, which historically has consisted of large and concentrated customers such as utilities, price competition can be a factor in determining which products and services will be selected by a customer.

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

In addition, we are subject to the risks that our business operations in or with certain countries, including those identified as state sponsors of terrorism, may be adversely effected by trade or economic sanctions or other restrictions imposed on these countries and that actual or potential investors that object to these business operations may adversely effect the price of our shares by disposing of or deciding not to purchase our shares.

We have retained liability for environmental remediation costs relating to businesses that we sold in 2000, and we could be required to make payments in respect of these retained liabilities in excess of established reserves.

We have retained liability for environmental remediation costs at two sites in the United States that were operated by our nuclear technology business, which we sold in April 2000 to British Nuclear Fuels plc (“BNFL”). We have retained all environmental liabilities associated with our Combustion Engineering subsidiary’s Windsor, Connecticut facility and a portion of the liabilities associated with our ABB C-E Nuclear Power, Inc. subsidiary’s Hematite, Missouri facility. The primary environmental liabilities associated with these sites relate to the costs of remediating radiological and chemical contamination upon decommissioning the facilities. Based on information that BNFL has made publicly available, we believe remediation may take until 2013 at the Hematite site and until 2010 at the Windsor site. At the Windsor site, we believe that a significant portion of such remediation costs will be the responsibility of the U.S. government pursuant to U.S. federal law, although the exact amount of such responsibility cannot reasonably be estimated. In connection with the sale of the nuclear business in April 2000, we established a reserve of $300 million in respect of estimated remediation costs related to these facilities. Expenditures charged to the remediation reserve were $9 million, $10 million and $6 million during 2005, 2004 and 2003, respectively. It is possible that we could be required to make expenditures in excess of the reserve, in a range of amounts that cannot reasonably be estimated. See “Item 5. Operating and Financial Review and Prospects—Environmental Liabilities.”

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

In addition, we may be subject to significant fines and penalties if we do not comply with environmental laws and regulations including those referred to above. Some environmental laws provide for joint and several strict liability for remediation of releases of hazardous substances, which could result in us incurring a liability for environmental damage without regard to our negligence or fault. Such laws and regulations could expose us to liability arising out of the conduct of operations or conditions caused by others, or for our acts which were in compliance with all applicable laws at the time the acts were performed. Additionally, we may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances. Changes in the environmental laws and regulations, or claims for damages to persons, property, natural resources or the environment, could result in substantial costs and liabilities to us.

We may be the subject of product liability claims.

We may be required to pay for losses or injuries purportedly caused by the design, manufacture or operation of our products and systems. Additionally, we may be subject to product liability claims for the improper installation of products and systems designed and manufactured by others.

Product liability claims brought against us may be based in tort or in contract, and typically involve claims seeking compensation for personal injury or property damage. If the claimant runs a commercial business, claims are often made also for financial losses arising from interruption of operations consequential to property damage. Based on the nature and application of many of the products we manufacture, a defect or alleged defect in one of these products could have serious consequences. For example:

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

An increasing amount of our operations are conducted in the emerging markets of Latin America, Asia, the Middle East and Africa. In 2005, approximately 35 percent of our consolidated revenues were generated from these emerging markets. Operations in emerging markets can present risks that are not encountered in countries with well-established economic and political systems, including:

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

In addition, the legal and regulatory systems of most emerging market countries are less developed and less well-enforced than in industrialized countries. Therefore, our ability to protect our contractual and other legal rights in these countries could be limited. Consequently, our exposure to the conditions in or affecting emerging markets may adversely affect our business, financial condition, results of operations and liquidity.

We may encounter difficulty in managing our business due to the global nature of our operations.

We operate in approximately 100 countries around the world and, as of December 31, 2005, employed approximately 103,500 people. As of December 31, 2005, approximately 56 percent of our employees were located in Europe, approximately 18 percent in the Americas, approximately 18 percent in Asia and approximately 8 percent in the Middle East and Africa. In order to manage our day-to-day operations, we must overcome cultural and language barriers and assimilate different business practices. In addition, we are required to create compensation programs, employment policies and other administrative programs that comply with the laws of multiple countries. We also must communicate and monitor group-wide standards and directives across our global network. Our failure to successfully manage our geographically diverse operations could impair our ability to react quickly to changing business and market conditions and to enforce compliance with group-wide standards and procedures.

Our reputation and our ability to do business may be impaired by corrupt behavior by any of our employees or agents or those of our subsidiaries.

Certain of our employees or agents have taken, and may in the future take, actions that violate or are alleged to violate the U.S. Foreign Corrupt Practices Act of 1977 (FCPA), legislation promulgated pursuant to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions or other applicable anti-corruption laws or regulations. For more information regarding investigations of past actions taken by certain of our employees, see “Item 8. Financial Information—Legal Proceedings.” Such actions have resulted, and in the future could result, in governmental investigations, enforcement actions and civil and criminal penalties, including monetary penalties or other sanctions.  It is possible that any governmental investigation or enforcement action arising from these matters could conclude that a violation of applicable law has occurred and the consequences of any such investigation or enforcement action may have a material adverse effect on our business and results of operations.  In addition, such actions, whether actual or alleged, could damage our reputation and ability to do business.

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

We purchase large amounts of commodity-based raw materials, including steel, copper, aluminum, and oil. Prevailing prices for such commodities are subject to fluctuations in response to changes in supply and demand and a variety of additional factors beyond our control, such as global political and economic conditions. Historically, prices received for some of these raw materials have been volatile and unpredictable, and such volatility is expected to continue. Therefore, commodity price changes may result in unexpected increases in raw material costs, and we may be unable to increase our prices to offset these increased costs without suffering reduced volumes, revenues or operating income. We do not fully hedge against changes in commodity prices and our hedging procedures may not work as planned.

We depend on third parties to supply raw materials and other components and may not be able to obtain sufficient quantities of these materials, which could limit our ability to manufacture products on a timely basis and could harm our profitability. We rely on a single supplier or a small number of suppliers to provide us with some raw materials and components. If one of these suppliers were unable to provide us with a raw material or component we need, our ability to manufacture some of our products until were able to establish a new supply arrangement could be adversely affected. We may be unable to find a sufficient alternative supply channel in a reasonable time period or on commercially reasonable terms, if at all. If our suppliers are unable to deliver sufficient quantities of materials on a timely basis, the manufacture and  sale of our products may be disrupted and our sales and profitability could be materially adversely affected.

If we are unable to successfully address the significant deficiencies in our internal control over financial reporting, our ability to report our financial results on a timely and accurate basis may be adversely affected. As a result, investors could lose confidence in our financial reporting, which may harm our business and the trading price of our stock.

We are required to include in this Annual Report on Form 20-F a report by our management regarding the effectiveness of our internal control over financial reporting. The report includes, among other things, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management.

As disclosed in our Annual Report on Form 20-F for the financial year ended December 31, 2004, as amended, as of December 31, 2004 our internal control over financial reporting was not effective due to our identification of material weaknesses in our internal control. In response to those material weaknesses, and in preparation for our compliance with Section 404 of the Sarbanes-Oxley Act of 2002 (Section 404), we implemented several corrective actions. As a result, as more fully described in Item 15 of this Annual Report on Form 20-F, we believe our internal control over financial reporting was effective as of December 31, 2005. However, in connection with our continuing implementation of Section 404, we have identified and are in the process of remediating certain significant deficiencies in our internal controls and procedures.

In the event that deficiencies that have been or might be identified are not remediated within the required period, we may again determine that we have a material weakness in internal control over financial reporting and, consequently, that our internal control over financial reporting is not effective to ensure that material information relating to ABB Ltd and its subsidiaries is made known to our management, including our Chief Executive Officer and Chief Financial Officer, particularly during the period when our periodic reports are being prepared or to provide reasonable assurance that our financial statements are fairly presented in conformity with the accounting principles generally accepted in the United States. We are required to comply with the requirements of Section 404 of the Sarbanes-Oxley Act as of December 31, 2006.

If we were unable to conclude that our internal control over financial reporting is effective in any future period (or if our auditors disagree with us or are unable to express an opinion on the effectiveness of our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which may have an adverse effect on our stock price.

Item 4.                        Information on the Company

INTRODUCTION

We are a global provider of power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. We serve electric, gas and water utilities, as well as industrial and commercial customers, with a broad range of products, systems and services for power transmission, distribution and power plant automation. We also deliver automation systems for measurement, control, motion, protection and plant optimization across a full range of industries. We apply our expertise to develop creative ways of integrating our products and systems with our customers’ business processes to enhance their productivity and efficiency.

History of the ABB Group

The ABB Group was formed in 1988 through a merger between Asea AB and BBC Brown Boveri AG. Initially founded in 1883, Asea AB was a major participant in the introduction of electricity into Swedish homes and businesses and in the development of Sweden’s railway network. In the 1940s and 1950s, Asea AB expanded into the power, mining and steel industries. Brown Boveri & Cie. (later renamed BBC Brown Boveri AG) was formed in Switzerland in 1891 and initially specialized in power generation and turbines. In the early to mid-1900s, it expanded its operations throughout Europe and broadened its business operations to include a wide range of electrical engineering activities.

In January 1988, Asea AB and BBC Brown Boveri AG each contributed almost all of their businesses to newly formed ABB Asea Brown Boveri Ltd, of which they each owned 50 percent. In 1996, Asea AB was renamed ABB AB and BBC Brown Boveri AG was renamed ABB AG. In February 1999, the ABB Group announced a group reconfiguration designed to establish a single parent holding company and a single class of shares. ABB Ltd was incorporated on March 5, 1999, under the laws of Switzerland. In June 1999, ABB Ltd became the holding company for the entire ABB Group. This was accomplished by having ABB Ltd issue shares to the shareholders of ABB AG and ABB AB, the two publicly traded companies that formerly owned the ABB Group. The ABB Ltd shares were exchanged for the shares of those two companies, which, as a result of the share exchange and certain related transactions, became wholly owned subsidiaries of ABB Ltd, and are no longer publicly traded. ABB Ltd shares are currently traded on the SWX Swiss Exchange (virt-x), the Stockholm Exchange, and the New York Stock Exchange (in the form of American Depositary Shares).

Organizational Structure

We manage our business based on a divisional structure. As of December 31, 2005, our core businesses comprised two divisions: Power Technologies and Automation Technologies. These, in turn, were subdivided into a total of five business areas, two in our Power Technologies division and three in our Automation Technologies division. In September 2005, we announced that we would change our organizational structure by replacing the two core divisions by their respective business areas, creating a five-division structure with effect from January 1, 2006.

In addition, certain of our operations that are not integral to our focus on power and automation technologies and that we are considering for sale, winding down or otherwise exiting are classified in our Non-core activities division. Our Corporate/Other division comprises headquarters and stewardship, corporate research and development and other activities.

The businesses discussed below and the results of operations for our operating divisions in this report are presented under the organizational structure that existed as of December 31, 2005.

The following table sets forth the amount and percentage of ABB Ltd. revenues derived from each of our business divisions for the fiscal years ended December 31, 2005, 2004 and 2003, based on our then existing organizational structure:

	Revenues Year ended December 31,			Percentage of Revenues Year ended December 31,
	2005	2004	2003	2005	2004	2003
	(U.S dollars in millions)			(%)
Power Technologies	$9,784	$8,675	$7,524	42	41	35
Automation Technologies	12,161	11,000	9,602	52	51	45
Non-Core Activities	1,421	1,691	4,321	6	8	20
Subtotal	23,366	21,366	21,447	100	100	100
Corporate/Other and Eliminations	(924)	(756)	(1,115)
Consolidated Revenues	$22,442	$20,610	$20,332

For a breakdown of our consolidated revenues derived from each geographic region in which we operate, see “Item 5. Operating and Financial Review and Prospects—Analysis of Results of Operations—Revenues.”

Our principal corporate offices are located at Affolternstrasse 44, CH-8050 Zurich, Switzerland, telephone number +41-43-317-7111. Our agent for U.S. federal securities law purposes is ABB Holdings Inc., located at 501 Merritt 7, Norwalk, Connecticut 06851.

BUSINESS DIVISIONS

Power Technologies Division

Overview

Our Power Technologies division serves electric, gas and water utilities, as well as industrial and commercial customers, with a broad range of products, systems and services for power generation, transmission and distribution. Key technologies include high- and medium-voltage switchgear, high-voltage power converters, advanced cables for underground and undersea power transmission, electrical transformers, and products and systems to automate and control power plants, electrical and other utility networks. The division had approximately 41,000 employees and 149 manufacturing plants as of December 31, 2005 and generated $9.8 billion of revenues in 2005. Our Power Technologies division is organized in two business areas: Power Technology Products and Power Technology Systems.

Power Industry Background

The portions of an electricity grid that operate at highest voltages are “transmission” systems, while those that operate at lower voltages are “distribution” systems. Transmission systems link power generation sources to distribution systems. Distribution networks then branch out over shorter distances to carry electricity from the transmission system to end users. These electricity networks incorporate sophisticated devices to control and monitor operations and to prevent damage from failures or stresses.

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

Business Areas

As of January 1, 2005, the Power Technologies division simplified its structure from five into two business areas, organized around products and systems, in order to further improve efficiency and cost competitiveness. The Power Technology Products business area incorporates ABB’s manufacturing network for power technologies, such as switchgear, breakers, transformers and cables. The Power Technology Systems business area offers systems for power transmission, distribution grids and power plants. The following table sets forth the approximate proportion of the Power Technologies division’s revenue generated in 2005 by each of the business areas in the division:

	Year ended December 31
	2005	2004	2003
Power Technology Products	63%	62%	59%
Power Technology Systems	37%	38%	41%

Power Technology Products

Our Power Technologies Products business area, which includes our medium-voltage products, high-voltage products and transformers businesses, develops, manufactures and sells a wide range of products, such as high- and medium-voltage switchgear, breakers for all current and voltage levels, power and distribution transformers and cables, apparatus and sensors. Our Power Technology Products business area sells primarily to utilities, distributors, wholesalers, installers and original equipment manufacturers in the utilities and power generation industries.

This business area designs and manufactures power transformers (72.5 to 800 kilovolts) for utility, transportation and industrial customers, as well as transformer components such as bushings and tap changers. The business area also produces insulation material. Transformers are typically used for power transmission and distribution systems, such as in large substations. Generator transformers are used in power generation when it is necessary to increase power voltage from a power plant for long-distance transmission. Industrial transformers are mainly delivered to the steel and aluminum industry, which need their own high-voltage transformers and substations on-site to service their heavy electricity requirements. Finally, the business area produces traction transformers used in electric locomotives. Customers in the components business come both from the transformer and electrical motor industry. The business area also provides a wide range of transformer service and retrofit solutions for utilities and industry customers.

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

This business area develops products and systems that reduce outage times and improve power quality and control, which are key to improving operational efficiency of both utility and industrial customers. It supplies switching equipment both directly to end users and through distributors and original equipment manufacturers (OEMs). Its products provide connections between higher voltage substations and lower voltage uses. It produces a comprehensive line of medium-voltage equipment (1 to 50 kilovolts), including products such as indoor and outdoor switch disconnectors, breakers, reclosers, fuses, contactors, instrument transformers and sensors as well as air- and gas-insulated switchgear, motor control centers, and ring main units for primary and secondary distribution. It also produces indoor and outdoor modular systems, compact substations and power distribution centers. In addition, a significant portion of its products are sold through external channel partners such as OEMs.

This business area provides power utilities with electricity transmission equipment that allows them to operate more efficiently and with lower environmental impact, both of which are significant business concerns in the market in which our customers operate. The business area manufactures the principal components of power transmission systems (50 to 800 kilovolts), including air- and gas-insulated switchgear, cables, capacitors, high-voltage circuit breakers, grounding switches and instrument transformers. This business area is also responsible for the entire ABB portfolio of low, medium and high voltage capacitors and surge arresters. Its products and components also include circuit breaker drives and cable accessories. Some of the business area’s products are integrated into the offering of the Power Technology Systems business area or are sold through external channel partners such as engineering, procurement and construction firms.

Power Technology Systems

Our Power Technology Systems business area offers turnkey systems and services for power transmission and distribution grids, and for power plants incorporating both internally manufactured components, as well as those manufactured by third parties. This business area provides power technology systems that are essential to grid reliability, including flexible alternating current transmission systems (FACTS), high-voltage direct current (HVDC) systems and network management systems, and utility communications. In power generation, our Power Technology Systems business area also provides instrumentation, control and the entire electrical balance of power plants which improve performance and energy efficiency. Power Technology Systems’ primary customers include utilities, industries and channel partners.

We are a leader in HVDC technology. HVDC transmission is an advanced technology for transporting electricity over long distances. It reduces power losses, increases system stability and provides a more controllable flow than high-voltage alternating current. An HVDC transmission system typically includes converters, which change alternating current to direct current and then back to alternating current when it reaches the terminal point, and transmission lines, either above or below ground. Advances in converter and cable technology have enabled us to introduce a system called HVDC Light™. Converter stations for HVDC Light™ are approximately one-fifth the size of conventional HVDC technology for the same rated power. HVDC Light™ extends the range of applications for underground or submarine high-voltage direct current. Typical applications include interconnection of separate networks that operate on different frequencies or provide variational power quality, such as wind parks. The system can also be used as a substitute for local power generation in remote areas, islands or oil platforms.

We also provide FACTS to enhance power grid stability, improve power quality and thus increase transmission capability. FACTS devices include series compensators, static VAR compensators (SVCs) and SVC Light™ (based on the same unique technology as HVDC Light™).

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

The Power Technology Systems business area also supplies substations to interconnect electricity grids operating on different voltage levels, to sectionalize portions of the grid and to protect the electrical system against damage from outside sources such as lightning and overload. By sectionalizing the grid, power can be rerouted from portions of the transmission system that are experiencing problems to sections that are functioning properly, thereby enhancing the overall reliability of the power supply. This business area delivers complete air and gas insulated substations for power transmission. Substations are also necessary in a power distribution network to sectionalize and reduce the voltage of the main power lines and cables to the lower voltages required for efficient distribution and consumption. For power distribution, this business area sells traditional custom-engineered substations as well as compact, modular substations, which require less space than a conventional substation and thus are particularly well suited for urban settings. It also offers prefabricated secondary substations that can be installed more quickly than traditional substations, and which transform electricity to consumer-level voltages.

This business area offers services and support for management of existing power transmission and distribution assets, including both ABB products and those manufactured by third parties. In addition, it offers asset management services including technical consulting (system diagnostics, network analysis, planning and optimization), commercial consulting (cost reduction programs, investment strategies, reengineering of business processes) and execution (maintenance strategies, logistics).

In the area of power plant automation, the Power Technology Systems business area offers complete system integration of instrumentation, control and electrical (ICE) equipment for the power generation market. The services offered by the business area include combustion management, plant performance optimization, condition monitoring and asset management.

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

The Power Technology Systems business area offers high-end supervisory control and data acquisition (SCADA) systems to power and gas customers. SCADA systems are used to monitor and control energy transmission, distribution and power generation management systems. They are also used to operate market systems for power networks by tracking energy costs, end-user consumption and retail and wholesale prices, among other things. In addition, this business area offers customer care systems and asset management systems for electrical networks, district heating networks and gas networks. These allow utilities to optimize their business by improving the performance of their installed network equipment to meet changing customer requirements and new market conditions.

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

The Power Technology Systems business area offers a range of services aimed at reducing the in-house operational and maintenance requirements of utility customers. It offers service contracts for spare parts management, support agreements, software and hardware upgrades and retrofits, service consulting, asset management and training. Power Technology Systems also undertakes analyses of the design of new transmission and distribution systems as well as optimization that take into account technical, economic and environmental considerations.

Customers

The Power Technologies division’s principal customers are electric, gas and water utilities, owners and operators of power transmission systems, utilities that own or operate networks and owners and operators of power generating plants. Other customers include gas transmission companies, local distribution companies and multi-utilities, which are involved in the transmission or distribution of more than one commodity. The division also serves industrial and commercial customers, such as operators of large commercial buildings and heavy industrial plants.

Geographic Markets

The following table sets forth the proportion of Power Technologies division’s revenues derived from each geographic region (based on the location of the customer, which may be different from the ultimate destination of the products’ end use) in which the ABB Group operates:

	Year ended December 31,
	2005	2004	2003
Europe	37%	39%	39%
Americas	22%	22%	24%
Asia	28%	25%	24%
Middle East and Africa	13%	14%	13%
Total	100%	100%	100%

Sales and Marketing

The Power Technologies division sells its products individually through its Power Technology Products business area and as parts of larger systems through its Power Technology Systems business areas. Most product sales are made through the division’s own direct sales force, which is enhanced by industrial representatives and agents where appropriate. Direct sales account for a majority of the division’s total product sales, and sales through external channel partners, such as wholesalers, distributors and OEMs, account for the remainder. Sales of systems are handled primarily by the division’s specialized sales engineering teams, although these divisions use system integrators and other third-party sellers from time to time.

Competition

On a global basis, the Power Technologies division’s principal competitors are Siemens and Areva. In the distribution transformers market, the division also competes with companies such as Cooper Cameron and Howard Industries. In the medium voltage market, Schneider is also a principal competitor. In the utility automation area, the division’s principal competitors are Areva, Emerson, GE, Invensys and Siemens.

Research and Development

Research and development expenses that were not order-related for the Power Technologies division amounted to approximately $190 million for 2005. The division’s research and development activities in 2005 primarily related to streamlining product portfolios in all business areas. The aim is to increase product standardization and thus improve the efficiency of our design, supply, manufacturing, sales and distribution functions. Related research has focused on technologies that enable faster production cycles, mainly in the areas of new materials and design. In the Power Technology Systems business area, research continued to focus on the standardization of controls and protection systems, with the goal of reducing costs in the production of substation automation systems, power plant controls and SCADA systems. In addition, order-related research and development expenses for the Power Technologies division amounted to $141 million during 2005 with a 55 percent share in the Power Technology Systems business area.

Capital Expenditures

The Power Technologies division’s capital expenditures for property, plant and equipment were $147 million in 2005, compared to $137 million and $120 million in 2004 and 2003, respectively. Principal investments in 2005 included investments to replace existing equipment, particularly in Sweden, China, Germany and the United States, mainly in the Power Technology Products business area. Geographically, in 2005, Europe accounted for 58 percent of our capital expenditures, followed by 23 percent in Asia, 14 percent in the Americas and 5 percent in Middle East and Africa.

Automation Technologies Division

Overview

The Automation Technologies division provides products, systems, software and services for the automation and optimization of industrial and commercial processes. Key technologies include measurement and control, instrumentation, process analysis, drives and motors, power electronics, robots and low- voltage products. This division had approximately 150 manufacturing, software and application centers and 57,000 employees as of December 31, 2005 and generated $12.2 billion of revenues in 2005.

We are a recognized market leader in our core automation products and systems, with particular strength in process automation systems (including supervisory control and data acquisition, or SCADA, systems), quality control systems, advanced robotics, process instrumentation (including analytical measurement devices), electrical machines and alternating current, or AC, drives.

The Automation Technologies division offers its products, both as separately sold devices and as part of a total automation system, through one product-based business area and two primarily system and service-based business areas, as discussed below. Our technologies are marketed both through direct sales personnel and third-party channels as discussed below. The division focuses on developing synergies and efficiencies among its business areas, such as common marketing, software re-use and streamlined geographic sales and service networks.

Automation Industry Background

Our customers use automation technologies primarily to improve product quality, productivity and consistency in industrial and manufacturing applications. The automation market can be divided into three sectors:

•        Process automation refers to control systems applied in processes where the main objective is continuous production, such as oil and gas, power, chemicals, minerals and pulp and paper. Product lines for this market include instrumentation, analytical measurement and control products and systems, as well as motors and drives. This division offers complete process automation systems that incorporate medium and low- voltage switchgear, synchronized drive systems, instrument and control and advanced diagnostic packages. Its products also include software to optimize manufacturing and business processes, to increase productivity, and to reduce energy consumption.

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

The Automation Technologies division manufactures products and systems relating to all three sectors, primarily focusing on process automation products and systems, as well as robotics technologies for factory automation. The division provides to its customers the full range of ABB’s products on a stand-alone basis, or as part of systems involving conceptual design, detailed engineering, project management, installation and commissioning, as well as after-sales services and system optimization during the full life span of the system.

In December 2003, this division commercially released the latest version of its Industrial IT process automation platform, called System 800xA. This system extends the capability of traditional process control systems, introducing advanced functions such as batch management, asset optimization and field device integration which “plug in” to a common user environment. The same user interface may also be used to manage components of existing multiple ABB control systems that have been installed in the market over the past approximately 20 years. In this way, System 800xA gives customers a way to migrate to new functions one step at a time, rather than having to make a large-scale capital investment to replace their entire control system. By creating a common user interface that can be used to manage multiple systems, the System 800xA also reduces the research and development investment needed to achieve a “one size fits all” solution across our large installed systems base.

Our customers are increasingly under pressure to deliver their products more quickly to their customers and to respond rapidly to changing customer preferences. At the same time, constant price pressure requires them to find ways to decrease production costs. Furthermore, as the quality of products becomes more equalized among our customers’ competitors, our customers increasingly focus on design and branding to distinguish their products from those of their competitors. This change in focus means that much of the manufacturing and production activities are outsourced to sub-suppliers, which may manufacture products for a number of different companies in a given industry. The consolidation in the manufacturing role enables the sub-suppliers to provide products at a lower cost and presents further opportunities for ABB to provide flexible solutions for automation. Another growing practice among our customers is the outsourcing of non-core tasks such as maintenance and facilities management services. The division has sought to capitalize on this trend by providing an increasing number of service arrangements covering overall plant maintenance and asset optimization.

Business Areas

Our Automation Technologies division is organized in three business areas. The distribution of revenues of the Automation Technologies division by business area was approximately as follows:

	Year ended December 31,
	2005	2004	2003
Automation Products	47%	47%	46%
Process Automation	40%	41%	40%
Manufacturing Automation	13%	12%	14%

Automation Products

The Automation Products business area manufactures low-voltage circuit breakers, switches and control products to protect people, installations and electronic equipment from electrical overloads. It also manufactures instrumentation products to measure and control the flow of fluids.

This business area makes line protection products, wiring accessories and enclosures and cable systems that are primarily used for control and protection in building installations. It also produces European Installation Bus/Powernet systems, which integrate and automate a building’s electrical installations, ventilation, security and data communication networks.

The process instrumentation products manufactured by this business area interact with the division’s Open Control System products and include products for the measurement of process variables such as pressure, temperature, volume and flow. The increasing sophistication of many process automation systems often requires thousands of measurement points for such variables. These instrumentation products are sold separately or in combination with control systems. The various analytical measurement devices produced by this business area form an important part of instrumentation and control systems. These devices measure chemical characteristics while process instrumentation products measure physical characteristics.

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

Process Automation

The Process Automation business area offers integrated process control and information management systems and  industry-specific application knowledge for a variety of industries, primarily pulp and paper, minerals and mining, chemicals and pharmaceuticals, oil and gas, power and the marine industry.

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

The business area emphasizes Open Control Systems, including batch control systems, supervisory control and data acquisition systems, and, to a lesser extent, programmable logic controls (PLCs) and remote terminal units (RTUs).

Batch control systems control the production of a variety of products in shorter runs, such as certain pharmaceuticals and food and beverage products. Supervisory control and data acquisition systems are used to collect and manage data over wide areas or long distances such as those involved in operating electric power networks.

The business area’s product offerings for the pulp and paper industries include quality control systems for pulp and paper mills, control systems, drive systems, on-line sensors, actuators and field instruments.

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

We also offer full-service contracts across all of our customer segments, in which we take over in-house maintenance activities for customers and apply strategies to reduce overall maintenance costs and helps optimize these investments. Demand for our process automation services is increasing as our customers seek to increase productivity by improving the performance of existing assets.

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

Customers

The Automation Technologies division’s end customers are primarily companies in the chemical, pharmaceutical, automotive, marine, turbocharging, metals, minerals, mining, cement, paper, oil and gas, food and beverage, printing and building industries. In each of these industries, we sell both through direct sales forces as well as through third-party channels, such as distributors, wholesalers, installers, system integrators and OEMs.

Geographic Markets

The following table sets forth the proportion of Automation Technologies division’s revenues derived from each geographic region (based on the location of the customer which may be different from the ultimate destination of our products’ end use).

	Year ended December 31,
	2005	2004	2003
Europe	58%	60%	61%
Americas	17%	15%	18%
Asia	20%	19%	16%
Middle East and Africa	5%	6%	5%
Total	100%	100%	100%

The ultimate destination of our products’ end use is relevant for the Automation Technologies division as some global distributors and wholesalers in Europe sell our products in Asia, the Americas and Middle East and Africa. We estimate that approximately 10 percent of the total division revenues are subsequently distributed or resold, and we believe the end users are distributed evenly between the ultimate destinations of Asia, the Americas and the MEA.

Sales and Marketing

In each of the Automation Technologies division’s business areas, sales are made both through direct sales forces as well as through third-party channel partners, such as distributors, wholesalers, installers and OEMs. The proportion of direct sales compared to channel partner sales varies among the different industries, product technologies and geographic markets. For the division as a whole, the majority of the products are sold through channel partners, with the remainder sold through the division’s own direct sales channels.

Competition

The Automation Technologies division’s principal competitors vary by product line but include Alstom, Emerson, Fanuc, General Electric, Honeywell, Invensys, Metso Automation, Rockwell Automation, Schneider, Siemens, Voith AG, Aspen Technologies, and Yokogawa Electric Corporation.

Research and Development

Research and development expenses that were not order-related for the Automation Technologies division amounted to approximately $380 million for 2005. In addition, order related research and development expenses for the Automation Technologies division amounted approximately to $160 million during 2005 with around 28 percent share coming from the Automation Products business area and approximately equal share of the remaining amount coming from the other two business areas.

An important focus of the division’s research programs is the group-wide commitment to Industrial IT. The Automation Technologies division is responsible for the development of the Industrial IT platform architecture and the base Industrial IT control products and systems. As a result, the division’s research is heavily focused on intelligent, “information enabled” products and devices that may be integrated easily into existing platforms to provide better access to real-time information across the business enterprise. Another focus of the division’s R&D is on increasingly intelligent connected devices that enable both new functions, e.g., for diagnosis and maintenance, as well as easy integration into systems and industry solutions. Customer values and competitive differentiation targeted with this R&D include increases in safety, reliability, lower operating and maintenance costs, as well as reductions in environmental impact.

Capital Expenditures

The Automation Technologies division’s capital expenditures for property, plant and equipment were $199 million in 2005, compared to $186 million and $154 million in 2004 and in 2003, respectively. Principal investments in 2005 were primarily related to ordinary course purchases of machinery and equipment mainly in Germany, Finland, Italy and China. Geographically, in 2005, Europe accounted for 74 percent of the capital expenditure, followed by 17 percent in Asia, 8 percent in the Americas and 1 percent in the Middle East and Africa.

Non-Core Activities

These activities at December 31, 2005 constituted primarily the Oil, Gas and Petrochemicals, Building Systems, Equity Ventures and the remaining parts of our Structured Finance businesses and other Non-core activities. Non-core activities generated revenues in 2005 of approximately $1.4 billion, and had approximately 4,000 employees at December 31, 2005.

The following is a description of our principal businesses in the Non-core activities division.

Oil, Gas and Petrochemicals

Our Oil, Gas and Petrochemicals business is principally a full service engineering company that serves the onshore downstream oil, gas and petrochemicals markets. The downstream markets typically relate to the processing and transportation of hydrocarbon raw materials in and through refineries, petrochemicals and chemical plants and pipelines. In addition to offering engineering, procurement and construction (or EPC) project expertise to engineering and project management services, this business area also licenses process technologies to the gas processing, refining, petrochemical and polymer industries. This business area has particular expertise in process technologies for ethylene, propylene and heavy oil refining  through ABB Lummus Global, which is a part of the Oil, Gas and Petrochemical business. Ethylene and propylene are used as raw materials in a wide variety of plastics. Heavy oil refining processes are increasingly important in converting poor quality crude oils and tar sands to high valued transport fuels. In July 2004, we divested substantially all of our Oil, Gas and Petrochemicals business operating in the upstream oil, gas and petrochemicals markets. We refer to this divested portion as the Upstream Oil, Gas and Petrochemicals business.

Building Systems

Our Building Systems business designs, builds and maintains installations for industrial, infrastructure and commercial facilities. Actions to close down Building Systems operations in the United States and Egypt were continued in 2005 and the portion of this business in Luxembourg was sold.

Equity Ventures

Our Equity Ventures business area focused its activities on investments in and the operation of independent power projects that would provide business opportunities for our former power generation division or that would develop opportunities to sell our equipment and systems. During 2005, we completed the sale of our investments in Brazil. At December 31, 2005, this business area managed investments in Colombia, India, Morocco, Ivory Coast and South Africa.

Structured Finance

Our Structured Finance business area provided financing, including export, trade and project financing, and asset-based leasing and lending. We sold a significant part of this business area in 2002 and we continued the sale of the remaining parts of this business area which consists of certain lease and loan portfolios, ownership interests in infrastructure projects and other financial assets. In 2005, we completed the sale of our Leasing portfolio business in Finland.

Our Other Non-core activities consist of some minor businesses and activities that are being considered for sale or winding down.

Corporate/Other

Our Corporate/Other division comprises headquarters and stewardship activities, research and development activities and other activities. The Corporate/Other division had approximately 1,500 employees at December 31, 2005.

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

Other activities include our Real Estate business and Group Treasury Operations. Effective January 1, 2006, our Real Estate business, which principally manages the use of our real estate assets and facilities, was reclassified from our Corporate/Other division to our Non-core activities division. Group Treasury Operations act as a cost center for internal treasury activities.

DISCONTINUED OPERATIONS

Overview

The following businesses and costs are included in our Consolidated Financial Statements as discontinued operations:

•        Provisions and other expenses incurred in connection with asbestos-related claims. The status of our potential asbestos obligation is described in “Item 5. Operating and Financial Review and Prospects—Asbestos Liabilities,” as well as in Note 17 to the Consolidated Financial Statements.

•        Our Upstream Oil, Gas and Petrochemicals business, whose sale was completed in July 2004. See Note 3 to the Consolidated Financial Statements. The upstream oil and gas business is a global producer of equipment and services for oil and gas exploration and production. The remaining portions of our Oil, Gas and Petrochemicals business primarily consists of a full service engineering company which, in addition to having expertise in engineering, procurement and construction projects, also licenses process technologies in the refining, chemical, petrochemical and polymer fields. This business does not meet the accounting criteria required to be classified in discontinued operations and is now reported in continuing operations within Non-core activities.

•        Our Power Lines business, including operations in Nigeria, which were sold in January 2005, Italy, which were sold in February 2005, and Germany, which were sold in July 2005. The remaining Power Lines businesses in Brazil, Mexico, Venezuela and South Africa have been reclassified to discontinued operations during 2005.

•        Most of our Structured Finance business, the majority of which was sold in 2002, with the remaining significant portion (the Lease portfolio business in Finland) sold in November 2005

•        Our Foundry and Control Valves businesses, which were part of our Automation Technologies division, were sold in 2005.

•        Our Reinsurance business, which was sold in April 2004.

•        Our Wind Energy business in Greece and Germany, of which we sold in December 2003. During 2005, we determined that we no longer met the criteria to classify the remaining Wind Energy business in discontinued operations, therefore the results of operations of the Wind Energy business were reclassified to continuing operations for all periods presented.

•        Other minor operations that were sold.

•        Legal, professional and other fees related to the above disposals.

CAPITAL EXPENDITURES

Total capital expenditures for property, plant and equipment including intangible assets amounted to $456 million, $543 million and $547 million in 2005, 2004 and 2003, respectively. The major capital expenditures during 2005 were investments in machinery and equipment in Germany, China, Sweden, Italy and Finland. Total divestitures of property, plant and equipment amounted to $81 million, $113 million and $153 million in 2005, 2004 and 2003, respectively. A significant portion of our divestitures in 2005 relate to real estate properties, primarily from The Netherlands, Sweden, Switzerland and France. Construction in progress for property, plant and equipment as of December 31, 2005 was $132 million, mainly from Germany, Sweden, the United States, Spain and China. We intend to finance our expenditures for construction in progress internally. In 2006, we intend to invest in capital expenditures of an amount which is approximately equal to our expected annual depreciation and amortization charge. We anticipate increased investments in the Asian emerging markets and a reduction in capital spending in Europe.

SUPPLIES AND RAW MATERIALS

We purchase a variety of raw materials for use in our production and project execution processes. The main materials used in our products, by weight, are steel, copper, aluminum, mineral oil and various plastics. We also purchase a variety of fabricated products and electronic components.

We operate a worldwide supply chain management network with employees dedicated to this function in business units and key countries. The supply chain management network leverages the scale of the ABB Group to optimize the efficiency of our supply networks. Our eBusiness activities have expanded in recent years, to include procurement for materials and services in many of our production facilities. We made improvements in our collaboration with supplier partners through initiatives such as ASCC, our supplier portal, and eSMART, our business intelligence system.

The price of raw materials is volatile, and may vary, perhaps substantially, from year to year. For many commodities we purchase, including steel, copper and aluminum products and products derived from crude oil, continuing global economic growth, sustained high demand from China and other emerging economies and volatility in foreign exchange rates (particularly the U.S. dollar and the euro) led to significant increases in raw material costs and volatility for several commodities since 2003. While some increases will be offset through use of multi-year contracts and, in the case of copper and aluminum, through hedging, we expect prices for some commodities—in particular copper—to rise in 2006 versus 2005.

Our costs for most of our electronic components, subassemblies and fabricated products remained stable or decreased slightly in 2005 compared to 2004. Booming global demand for lead-free components may lead to periodic shortages of replacement components as manufacturers of these products shift their attention to the manufacture of new, lead-free components.

We hedge our exposure to commodity risk arising from changes in prices of raw materials. We manage copper and aluminum price risk using swap and forward contracts based on London Metal Exchange prices for these commodities. Our hedging policy is designed to minimize price volatility and create a stable cost base for the ABB Group. Hedging has the effect of minimizing the unfavorable impact of price increases in commodities, but it also limits the favorable impact of decreasing prices. In most cases, the gains and losses derived from our commodity hedging transactions are deferred and reflected in the cost of goods sold when the underlying physical transaction takes place. In addition to using hedging to reduce our exposure to fluctuations in raw materials prices, in some cases we can reduce this risk by incorporating changes in raw materials prices into the prices of our products.

RESEARCH AND DEVELOPMENT

Each year, we invest significantly in research and development. Our research and development area focuses on developing and commercializing the core technologies of our businesses that are of strategic importance to our future growth. In 2005, 2004 and 2003, we invested $679 million, $690 million, and $635 million, respectively, or approximately 3.0 percent, 3.3 percent, and 3.1 percent of annual consolidated revenues, respectively, on research and development activities. We also had expenditures of $735 million, $727 million, and $886 million, respectively, or approximately 3.3 percent, 3.5 percent and 4.4 percent, respectively, of annual consolidated revenues in 2005, 2004 and 2003, on order-related development activities. These are customer- and project-specific development efforts that we undertake to develop or adapt equipment and systems to the unique needs of our customers in connection with specific orders or projects. Order-related development amounts are initially recorded in inventories as part of the work in progress of a contract and then are reflected in cost of sales at the time revenue is recognized in accordance with our accounting policies.

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

•       To develop technology platforms that enable efficient product design for our power and automation customers; and

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

Group research and development is carried out in two global laboratories for power and automation technologies, combining research units in the U.S., Europe and Asia. The cultural diversity and closeness to our customers and the world’s best universities creates a breeding ground for success. We continue to expand our research and development activities in India, Singapore and China, reflecting its growth strategy in Asia. Our corporate research center in Bangalore, India was launched in early 2002. As a focal point for software research, it develops platforms for both automation and power technologies. In China—our fastest-growing market—research and development activity is focused on power transmission and distribution, manufacturing and robotics. It is centered in new facilities in Beijing and Shanghai, where our researchers are in close contact with Chinese universities and customers.

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

•       Control and optimization processes;

•       Automation networks and devices;

•       Software architecture and processes;

•       Advanced materials; and

•       Manufacturing technologies.

PATENTS AND TRADEMARKS

We believe that intellectual property has become as important as tangible assets for a technology group such as ABB. Over the past ten years, we have almost doubled our total number of first patent filings, and we intend to continue our aggressive approach to seeking patent protection. Currently, we have nearly 14,000 patent applications and registrations, of which approximately 7,000 are pending applications. In 2005, we filed patent applications for more than 470 new inventions. Based on our existing intellectual property strategy, we believe that we have adequate control over our core technologies. The “ABB” trademarks and logo are protected in all of the countries in which we operate. We aggressively defend the reputation associated with the ABB brand.

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

•       sharing our latest technologies with emerging markets by, for example, helping customers in developing countries implement environmentally sound processes and technologies and providing environmental awareness training;

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

To continuously improve the environmental performance of our own operations, we are implementing environmental management systems according to the ISO 14001 standard on all our sites. We have implemented the ISO 14001 in 97 percent of our manufacturing facilities and service workshops (approximately 380 sites) and our environmental management program now includes operations in approximately 50 countries. We also require every operating unit within the ABB Group to implement an environmental management system that aims continuously to improve its environmental performance. We are now implementing an adapted environmental management system in our non-manufacturing organizations.

We have introduced the concept of Environmental Product Declarations to communicate the environmental performance of our core products. These describe the salient environmental aspects and impacts of a product line, viewed over its complete life cycle. Declarations are based on Life Cycle Assessment studies, created according to the international standard ISO/TR 14025. To date, approximately

55 declarations have been produced for major product lines, 12 of which have been externally certified by agencies such as Det Norske Veritas (DNV) of Norway and the RINA Management System Certification Society in Italy.

We have expanded the scope of our environmental reporting in recent years. In 2005, a total of 78 percent of our employees are covered by confirmed data gathered through ABB’s formal environmental reporting system that is verified by an independent verification body. The parts of our business that are not yet covered by our reporting system, mainly sales offices in countries where we do not perform manufacturing,  have very limited environmental exposure. A total of 18 accidents were reported in 2005, none of which had a material environmental impact.

For social performance, a total of 93 percent of employees are covered by confirmed data gathered through ABB’s formal social reporting system that is verified by an independent verification body. The parts of our business that are not yet covered by our reporting system, mainly sales offices in countries where we do not perform manufacturing, have very limited social exposure.

One of our corporate objectives is to phase out the use of the hazardous substances that are recorded on our list of “restricted” substances. Priorities for replacement are set by each business using criteria such as the environmental aspects of alternatives, the risk of the substance escaping into the environment, how hazardous the substance is, whether we can use the substance under strict control and whether there are any technically acceptable alternatives.

We have retained liability for environmental remediation costs at two sites in the United States that were operated by our former nuclear business, which we have sold to BNFL. The primary environmental liabilities associated with these sites relate to the costs of remediating radiological contamination upon decommissioning the facilities. For further information, see “Item 5. Operating and Financial Review and Prospects—Environmental Liabilities.”

REGULATION

Our operations are subject to numerous governmental laws and regulations including those governing antitrust and competition, the environment, securities transactions and disclosures, import and export of products, currency conversions and repatriation, taxation of foreign earnings and earnings of expatriate personnel and use of local employees and suppliers.

As a reporting company under Section 12 of the U.S. Securities Exchange Act of 1934, we are subject to the U.S. Foreign Corrupt Practices Act’s antibribery provisions with respect to our conduct around the world.

Our operations are also subject to the 1997 Organization of Economic Cooperation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, as implemented by the 34 signatory countries. The convention obliges signatories to adopt national legislation that makes it a crime to bribe foreign public officials. As of December 31, 2005, those countries which have adopted implementing legislation and have ratified the convention include the United States, Switzerland and several European nations in which we have significant operations.

We conduct business in certain countries known to experience governmental corruption. While we are committed to conducting business in a legal and ethical manner, our employees or agents have taken, and in the future may take, actions that violate either the U.S. Foreign Corrupt Practices Act, legislation promulgated pursuant to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions or other laws or regulations. These actions could result in monetary or other penalties against us and could damage our reputation and, therefore, our ability to do business. For more information, see “Item 8. Financial Information—Legal Proceedings.”

SIGNIFICANT SUBSIDIARIES

ABB Ltd, Zurich, Switzerland is the ultimate parent company of the ABB Group, which is comprised of around 500 subsidiaries (excluding dormant companies) worldwide. Besides ABB Ltd, the only other listed company in the ABB Group is ABB Ltd, India, which is listed on the exchanges in India at Mumbai (BSE and NSE), Ahmadabad, New Delhi and Kolkata.

The following table sets forth, as of March 31, 2006, the name, country of incorporation and ownership interest of ABB Ltd of its significant subsidiaries:

Company Name / Location	Country	ABB Interest
		(%)
ABB S.A., Buenos Aires	Argentina	100.00
ABB Australia Pty Limited, Sydney	Australia	100.00
ABB AG, Vienna	Austria	100.00
ABB Ltda., Osasco	Brazil	100.00
ABB Bulgaria EOOD, Sofia	Bulgaria	100.00
ABB Inc., St. Laurent, Quebec	Canada	100.00
ABB (China) Ltd., Beijing	China	100.00
Asea Brown Boveri Ltda., Bogotá	Colombia	99.99
ABB Technology SA, Abidjan	Cote d’Ivoire	99.00
ABB Ltd., Zagreb	Croatia	100.00
ABB s.r.o., Prague	Czech Republic	100.00
ABB A/S, Skovlunde	Denmark	100.00
Asea Brown Boveri S.A., Quito	Ecuador	96.87
Asea Brown Boveri S.A.E., Cairo	Egypt	100.00
ABB AS, Tallinn	Estonia	100.00
ABB Oy, Helsinki	Finland	100.00
ABB S.A., Rueil-Malmaison	France	100.00
ABB AG, Mannheim	Germany	100.00
ABB Automation GmbH, Mannheim	Germany	100.00
ABB Automation Products GmbH, Ladenburg	Germany	100.00
ABB Berteiligungs-und Verwaltungsges. mbH, Mannheim	Germany	100.00
ABB Gebäudetechnik AG, Mannheim	Germany	100.00
Asea Brown Boveri S.A., Metamorphossis Attica	Greece	100.00
ABB (Hong Kong) Ltd., Hong Kong	Hong Kong	100.00
ABB Engineering Trading and Service Ltd., Budapest	Hungary	100.00
ABB Limited, Bangalore	India	52.11
ABB Ltd, Dublin	Ireland	100.00
ABB Technologies Ltd., Tirat Carmel	Israel	99.99
ABB S.p.A., Milan	Italy	100.00
ABB SACE S.p.A., Sesto S. Giovanni (MI)	Italy	100.00
ABB K.K., Tokyo	Japan	100.00
ABB Ltd., Seoul	Korea, Republic of	100.00
ABB Holdings Sdn. Bhd., Subang Jaya	Malaysia	100.00
Asea Brown Boveri S.A. de C.V., Tlalnepantla	Mexico	100.00
ABB BV, Rotterdam	Netherlands	100.00
ABB Holdings BV, Amsterdam	Netherlands	100.00
Luwoco Lummus Worldwide Contracting (Netherlands) B.V., The Hague	Netherlands	100.00
ABB Limited, Auckland	New Zealand	100.00
ABB Holding AS, Billingstad	Norway	100.00

Asea Brown Boveri S.A., Lima	Peru	88.12
Asea Brown Boveri Inc., Paranaque, Metro Manila	Philippines	100.00
ABB Sp. zo.o., Warsaw	Poland	96.04
ABB S.G.P.S, S.A., Amadora	Portugal	100.00
Asea Brown Boveri Ltd., Moscow	Russian Federation	100.00
ABB Contracting Company Ltd., Riyadh	Saudi Arabia	65.00
ABB Holdings Pte. Ltd., Singapore	Singapore	100.00
ABB Holdings (Pty) Ltd., Sunninghill	South Africa	80.00
Asea Brown Boveri S.A., Madrid	Spain	100.00
ABB AB, Västerås	Sweden	100.00
ABB Norden Holding AB, Stockholm	Sweden	100.00
ABB Asea Brown Boveri Ltd, Zurich	Switzerland	100.00
ABB Schweiz AG, Baden	Switzerland	100.00
ABB LIMITED, Bangkok	Thailand	100.00
ABB Holding A.S., Istanbul	Turkey	99.95
ABB Ltd., Kiev	Ukraine	100.00
ABB Industries (L.L.C), Dubai	United Arab Emirates	49.00
ABB Holdings Ltd., Warrington	United Kingdom	100.00
ABB Ltd., Warrington	United Kingdom	100.00
ABB Holdings Inc., Norwalk, CT	United States	100.00
ABB Inc., Norwalk, CT	United States	100.00
ABB Lummus Global Inc., Bloomfield, NJ	United States	100.00
Asea Brown Boveri S.A., Caracas	Venezuela	100.00
ABB (Private) Ltd., Harare	Zimbabwe	100.00

DESCRIPTION OF PROPERTY

As of December 31, 2005, the ABB Group occupied manufacturing, production and development facilities in approximately 100 countries throughout the world with over 18 million square meters of land and over 7 million square meters of building space. The facilities consist mainly of manufacturing plants, office buildings, research centers and warehouses. A substantial portion of our production and development facilities are situated in Germany, Sweden, the United States, Switzerland, China, Finland, and Italy. We also own or lease other properties, including office buildings, warehouses, research and development facilities and sales offices in many countries. We own approximately 50 percent of the buildings and approximately 80 percent of the land on which our facilities are located and lease the remainder.

We own essentially all of the machinery and equipment used in our manufacturing operations. From time to time, we have a surplus of space arising from acquisitions, production efficiencies and/or restructuring of operations. Normally, we seek to sell such surplus space or, to a lesser extent, lease it to third parties.

It is our general policy to maintain facilities and equipment at quality levels assuring continuous production at good efficiency and safety standards. The net book value of our property, plant and equipment as of December 31, 2005 was $2,565 million, of which machinery and equipment represented $1,165 million and land and buildings represented $1,268 million and construction in progress of $132 million. We believe that our current facilities are in good condition and are adequate to meet the requirements of our present and foreseeable future industrial operations.

Item 4A.                Unresolved Staff Comments

ABB received a comment letter from the Staff of the Office of Global Security Risk in the Division of Corporation Finance of the SEC on April 28, 2005. The comments from the Staff were issued with respect to its review of the Company’s Form 20-F for the year ended December 31, 2003. In addition to other matters, the Staff’s April 28, 2005 letter included comments relating to the Company’s Iranian subsidiaries. ABB received additional comment letters from the Staff on September 27, 2005 and March 22, 2006. These comment letters did not comment on the disclosure contained in any of ABB’s Form 20-Fs, but merely requested that ABB provide specified information to the SEC on a supplemental basis.

The Company responded to the Staff’s comments in letters dated June 24, 2005, October 18, 2005 and December 20, 2005, and April 18, 2006, respectively. As of the date of the filing of this Form 20-F, the Staff continues to review the Company’s responses and, therefore, the comments remain unresolved.

Item 5.                        Operating and Financial Review and Prospects

You should read the following discussion of our financial condition and results of operations in conjunction with our Consolidated Financial Statements and the related notes and other financial information contained elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties, including those discussed in “Item 3. Key Information—Risk Factors.”  See “Forward-looking statements” at the beginning of this annual report

MANAGEMENT OVERVIEW

We entered a new phase of development in 2005. After successfully completing our turnaround in 2004, we have moved into a phase of profitable organic growth, and are now progressing confidently towards new mid-term business targets.

We have benefited from our leadership in markets where demand for our core power and automation technologies is buoyant, and also from the operational improvements we continue to make in our businesses. Our strategy has been to focus on our existing core businesses. Our focus on business execution, cost and risk management and organic growth has led to improvements in operating performance with stronger financial results. This has enabled our Board of Directors to recommend the payment of a dividend of CHF 0.12 per share to our shareholders.

We set four key goals for 2005 related to improving operational performance, lowering our corporate costs, enhanced compliance and resolving asbestos-related liabilities.

Improving operational performance:

We returned to a full-year profit in 2005 for the first time in five years and have laid the groundwork for further profitable growth. Orders and revenues were both higher in 2005 as compared to 2004 with significant increases from North and South America, the Middle East and Asia. Full year earnings before interest and taxes (EBIT) rose to $1.7 billion, while the EBIT margin was 7.8 percent. Income from continuing operations before taxes and minority interest and cumulative effect of accounting change increased to approximately $1.5 billion in 2005 from $837 million in 2004 and a loss of $115 million in 2003. Additionally, net income reached $735 million in 2005 compared to a loss of $35 million the previous year. We also significantly reduced our gross debt, unfunded pension liabilities and securitization. Net cash from our operating activities exceeded $1 billion.

Lowering our corporate costs:

We also continued to streamline our operational costs around the world in 2005. Corporate costs at group headquarters and other offices were reduced substantially more than our target during 2005. This cost reduction is ongoing as part of our One Simple ABB program. The objective of One Simple ABB is to achieve sustainable cost savings and decrease workload by reducing complexity across ABB, for example the elimination of duplication of certain processes and systems. One Simple ABB will increase our flexibility and aims at creating a more common infrastructure to enable further business growth in an enhanced controlled environment.

Enhancing compliance:

During the past few years, we have discovered several instances in which ABB employees have failed to comply with our policies and applicable laws. One of our highest priorities is improving the compliance culture and control mechanisms within our entire organization so similar situations can be avoided in the future. There are still areas for improvement to ensure we align behavior to rules. At ABB, we have a zero tolerance policy of non-compliance and respond to any breaches. Despite this, we still had certain cases in 2005 which were uncovered in internal compliance reviews and voluntarily disclosed to the respective authorities. We are also continuing our work to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, which is effective for us in 2006.

Resolving asbestos-related liabilities:

We continued to make progress in 2005 towards resolving all asbestos claims relating to our U.S. subsidiary Combustion Engineering (CE). On March 1, 2006, a U.S. District Court judge issued an order affirming the modified Plan of Reorganization for CE. As no appeals were lodged within the 30-day appeals period that ended on March 31, 2006, the CE Plan became final. The CE Plan confirmation will allow us to make the CE Plan effective during the second quarter of 2006, remove a significant amount of uncertainty and allow us to focus more intently on our operations.

Mid Term Business Outlook

We will continue to focus on our core strengths—power and automation products, systems, solutions and services that increase grid reliability and industrial productivity, and make significant energy savings. The trading environment for ABB in 2006 is not expected to vary significantly from that seen in 2005. Demand for power transmission and distribution infrastructure is expected to continue growing in Asia, the Middle East and the Americas. Equipment replacement and improved network efficiency and reliability are forecast to be the drivers of higher demand in Europe and North America. We believe the U.S. Energy Bill and European Union regional interconnection projects will have a positive impact on our business, mainly in 2007 and beyond. Automation-related industrial investments are expected to continue in most sectors, notably metals and minerals, marine and oil and gas. If oil prices remain at current levels, we expect further investments to expand both production and refining activities, as well as the power infrastructure and marine shipping needed to support that expansion. Overall, automation-related demand growth is expected to be strongest in Asia and the Americas in 2006, with more modest growth in Europe.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

General

We prepare our Consolidated Financial Statements in accordance with generally accepted accounting principles in the United States (U.S. GAAP).

The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis, including, but not limited to, those related to: costs expected to be incurred to complete projects; costs of product guarantees and warranties; provisions for bad debts; recoverability of inventories, investments, fixed assets, goodwill and other intangible assets; income tax related costs and accruals; provisions for restructuring; gross profit margins on long-term contracts; pensions and other postretirement benefit assumptions; and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We deem an accounting policy to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or if changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact our Consolidated Financial Statements. We also deem an accounting policy to be critical when the application of such policy is essential to our ongoing operations. We believe the following critical accounting policies reflect significant estimates and assumptions that we use in preparing our Consolidated Financial Statements. These policies should be considered in reviewing our Consolidated Financial Statements.

Revenues and cost of sales recognition

We recognize revenues from the sale of manufactured products when persuasive evidence of an arrangement exists, the price is fixed and determinable, collectibility is reasonably assured and upon transfer of title, including the risks and rewards of ownership, to the customer. When multiple elements, such as products and services, are contained in a single arrangement or in a series of related arrangements with the same customer, we allocate revenue to each element based on its relative fair value, provided that such element meets the criteria for treatment as a separate unit of accounting. The allocation of the sales price between delivered elements and undelivered elements might affect the amount of revenue recorded in certain periods, but would not change the total revenue recognized on the contract. Revenues from short-term or non-customer specific contracts to deliver products or services are recognized upon completion of required services to the customer. Revenues from contracts that contain customer acceptance provisions are deferred until customer acceptance occurs, or we have demonstrated the customer specified objective criteria or the contractual acceptance period has lapsed. As a result, judgment in the selection of revenue recognition methods must be made at inception of the arrangement.

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

The percentage-of-completion method of accounting involves the use of assumptions and projections, principally relating to future material, labor, construction and overhead costs. As a consequence, there is a risk that total contract costs will exceed those we originally estimated. This risk increases if the duration of a contract increases or if the project is a fixed price turnkey project, because there is a higher probability that the circumstances upon which we originally developed estimates will change, resulting in increased costs that we may not recover. Factors that could cause costs to increase include:

•       unanticipated technical problems with equipment supplied or developed by us which may require that we incur additional costs to remedy;

•       changes in the cost of components, materials or labor;

•       difficulties in obtaining required governmental permits or approvals;

•       project modifications creating unanticipated costs;

•       suppliers’ or subcontractors’ failure to perform;

•       penalties incurred as a result of not completing portions of the project in accordance with agreed upon time limits; and

•       delays caused by unexpected conditions or events.

Changes in our initial assumptions, which we review on a regular basis between balance sheet dates, may result in revisions to estimated costs, current earnings and anticipated earnings. We recognize these changes in the period in which the changes in estimate are determined. By recognizing changes in estimates cumulatively, recorded revenue and costs to date reflect the current estimates of the stage of completion. Additionally, losses on long-term contracts are recognized in the period when they are identified and are based upon the anticipated excess of contract costs over the related contract revenues.

We accrue anticipated costs for warranties when we recognize the revenue on the related contracts. Warranty costs include calculated costs arising from imperfections in design, material and workmanship and performance guarantees on our products. Although we generally make assessments on an overall, statistical basis, we make individual assessments on contracts with risks resulting from order-specific conditions or guarantees. There is a risk that actual warranty costs may exceed the amounts provided for, which would result in a deterioration of earnings in the future when these actual costs are determined.

Revenues under cost-reimbursement contracts are recognized as costs are incurred. Shipping and handling costs are recorded as a component of cost of sales.

Accounting for discontinued operations

Our strategy is to focus on power and automation technologies for utility and industry customers. In accordance with our strategy, we have sold and plan to sell certain businesses that are not part of our core power and automation technologies businesses. Statement of Financial Accounting Standards No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets, broadened the presentation of discontinued operations to include disposal transactions involving less than an entire reporting segment, when certain criteria are met. The purpose of SFAS 144 is to allow historically comparable data to be available to investors without the distortions created by divestments or the closure or abandonment of businesses, thereby improving the predictive value of financial statements. SFAS 144 requires the revenues and associated costs, net of taxes, of certain divestments and abandonments, to be classified as discontinued operations, net of taxes, below income from continuing operations in our Consolidated Income Statements and requires the related assets and liabilities to be classified as assets or liabilities held for sale and in discontinued operations in our Consolidated Balance Sheets.

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

In the Consolidated Statements of Cash Flows, we have included the businesses classified as discontinued operations together with continuing operations in the individual line items within cash from operating, investing and financing activities, as permitted by U.S. GAAP.

For a description of our discontinued operations, see the section below entitled “Discontinued operations” and Note 3 to our Consolidated Financial Statements.

Goodwill and other intangible assets

We review goodwill for impairment annually on October 1 and additionally whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with Statement of Financial Accounting Standards No. 142 (SFAS 142), Goodwill and Other Intangible Assets. SFAS 142 requires that a two-step impairment test be performed on goodwill. In the first step, we compare the fair value of each reporting unit to its carrying value. Our reporting units are one level below the reportable segments identified in Note 25 to our Consolidated Financial Statements. We use a discounted cash flow model to determine the fair value of reporting units. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and no further testing is performed. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step to determine the implied fair value of the reporting unit’s goodwill and compare it to the carrying value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then we record an impairment loss equal to the difference.

The discounted cash flow model is dependent on a number of factors including estimates of future cash flows, appropriate discount rates and other variables, and requires that we make significant estimates and judgments involving variables such as sales volumes, sales prices, sales growth, production and operating costs, capital expenditures, market conditions and other economic factors. We base our fair value estimates on assumptions we believe to be reasonable, but which are unpredictable and inherently uncertain. Actual future results may differ from those estimates. Additionally, we also consider our market capitalization on the date we perform the analysis.

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

Pension and postretirement benefits

As more fully described in Note 20 to our Consolidated Financial Statements, we operate pension plans that cover a large portion of our employees. We use actuarial valuations to determine our pension and postretirement benefit costs and credits. The amounts calculated depend on a variety of key assumptions, including discount rates and expected return on plan assets. We are required to consider current market conditions, including changes in interest rates, in selecting these assumptions. The discount rates are reviewed regularly and considered for adjustment annually based on changes in long-term, highly rated corporate bond yields. Decreases in the discount rates result in an increase in the projected benefit obligation and to pension costs.

Under U.S. GAAP, we accumulate and amortize over future periods actual results that differ from the assumptions used. Therefore, actual results generally affect our recognized expense and recorded liabilities for pension and other postretirement benefit obligations in future periods.

The “unfunded” balance, which can increase or decrease based on the performance of the financial markets or changes in our assumptions regarding rates, does not represent a mandatory short-term cash obligation. Instead, the unfunded balance of a pension plan is the difference between the projected obligation to employees (PBO) and the fair value of the plan assets. While we comply with appropriate statutory funding requirements, as of December 31, 2005, the unfunded balance of our pension plans was $839 million. In accordance with Statement of Financial Accounting Standards No. 87 (SFAS 87),

Employers’ Accounting for Pensions, we have recorded on the Consolidated Balance Sheet a net liability of $7 million in relation to this unfunded benefit balance. The difference is primarily due to an unrecognized actuarial loss of $819 million, which is amortized using the “minimum corridor” approach as defined by SFAS 87.

The expected return on plan assets is reviewed regularly and considered for adjustment annually based on current and expected asset allocations and represents the long-term return expected to be achieved. Decreases in the expected return on plan assets result in an increase to pension costs. An increase or decrease of 0.5 percent in the expected long-term rate of asset return would have decreased or increased, respectively, the net periodic benefit cost in 2005 by approximately $36 million.

Holding all other assumptions constant, a 100 basis point decrease in the discount rate would have increased the PBO by $957 million, while a 100 basis point increase in the discount rate would have decreased the PBO by $829 million.

The determinations of pension expense and pension funding are based on a variety of rules and regulations. Changes in these rules and regulations could impact the calculation of pension plan liabilities and the valuation of pension plan assets. They may also result in higher pension costs, additional financial statement disclosure and accelerate and increase the need to fund our pension plans. There are currently a number of legislative proposal being considered that, if enacted, would change the current rules. Most of these proposals would accelerate the pension funding as compared to funding under the existing rules.

We have multiple non-pension postretirement benefit plans. Our health care plans are generally contributory with participants’ contributions adjusted annually. For purposes of estimating our health care costs, we have assumed health care cost increases per annum to be 10.38 percent for 2006, then gradually declining to 6.02 percent per annum in 2013, and to remain at that level thereafter.

Taxes

In preparing our Consolidated Financial Statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. We account for deferred taxes by using the asset and liability method. Under this method, we determine deferred tax assets and liabilities based on temporary differences between the financial reporting and the tax bases of assets and liabilities. The differences are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. We recognize a deferred tax asset when it is probable that the asset will be realized. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based upon historical losses, projected future taxable income and the expected timing of the reversals of existing temporary differences. To the extent we increase or decrease this allowance in a period, we recognize the change in the allowance within provision for taxes in the Consolidated Income Statements unless the change relates to discontinued operations, in which case the change is recorded in loss from discontinued operations, net of tax. Unforeseen changes in tax rates and tax laws as well as differences in the projected taxable income as compared to the actual taxable income may affect these estimates.

We operate in numerous tax jurisdictions and, as a result, are regularly subject to audit by tax authorities. ABB provides for tax contingencies, including potential tax audits, on the basis of the technical merits of the contingency, including applicable tax law, OECD guidelines and our best estimates of the facts and circumstances. Although we believe that our tax estimates are reasonable and that appropriate tax reserves have been made, the final determination of tax audits and any related litigation could be different than that which is reflected in our income tax provisions and accruals.

Accounting for tax contingencies requires that an estimated loss from a contingency be accrued as a charge to income if it is probable that an asset has been impaired or a liability has been incurred, and the amount of the loss can be reasonably estimated. The required amount of provision for contingencies of any type may change in the future due to new developments.

Consolidation

We evaluate our investments in operating companies, ventures and other types of investments for purposes of determining whether consolidation or the cost or equity method of accounting is appropriate. This determination is based upon our ability to retain and exercise control through our decision-making powers and our ability to exercise significant influence over the entity, as well as our ownership interests in the entity.

Material changes in our ability to retain control and exercise significant influence over an entity could change the accounting method between consolidation or the cost or equity methods, which could have a material impact on our Consolidated Financial Statements.

Additionally, pursuant to Financial Accounting Standards Board Interpretation No. 46 (FIN 46) Consolidation of Variable Interest Entities—an interpretation of ARB No. 51 and revised Interpretation No. 46 (FIN 46(R)), we consolidate our interest in variable interest entities (VIEs) when we are considered the primary beneficiary. For those VIEs where we are not the primary beneficiary, we apply our existing consolidation policies in accordance with U.S. GAAP.

In determining the primary beneficiary of a VIE, we are required to make projections of expected losses and expected residual returns to be generated by that VIE. The projected expected losses and expected residual returns are critical to the identification of the primary beneficiary. These projections require us to use assumptions, including assumptions regarding the probability of cash flows. Expected losses and expected residual returns materially different from those projected could identify another entity as the primary beneficiary. A change in the contractual arrangements or ownership between the parties involved in the VIE could have an impact on our determination of the primary beneficiary, which in turn could have a material impact on our Consolidated Financial Statements.

Contingencies

As more fully described in the Note 17 to our Consolidated Financial Statements, we are subject to proceedings, lawsuits and other claims and inquiries related to asbestos, environmental, labor, product, and regulatory and other matters. We are required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses. A determination of the amount of provision required, if any, for these contingencies is made after analysis of each individual issue, often with assistance from both internal and external legal counsel and technical experts. The required amount of a provision for a contingency of any type may change in the future due to new developments in the particular matter, including changes in approach to its resolution.

Restructuring

Certain restructuring provisions include estimates pertaining to employee termination costs and the settlements of contractual obligations resulting from our actions. The actual costs may differ from these estimates due to subsequent developments such as voluntary retirement of employees and other business developments. Restructuring costs are recorded in the Consolidated Income Statements depending on the nature of the charges. Employee termination costs are generally recorded in cost of sales or selling, general and administrative expenses, depending on the function of the employee. Asset impairments and sublease shortfall costs are recorded in other income (expense), net, in the Consolidated Income Statements.

NEW ACCOUNTING PRONOUNCEMENTS

In November 2004, the Financial Accounting Standards Board issued Statement No.151 (SFAS 151), Inventory Costs—an amendment of ARB No. 43, Chapter 4. SFAS 151 amends Accounting Research Bulletin 43, Chapter 4: Inventory Pricing, to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges. In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. We implemented SFAS 151 in the first quarter of 2006 and do not expect the adoption to have a material impact on our financial position or results of operations.

In December 2004, the Financial Accounting Standards Board issued Statement No. 123R (SFAS 123R), Share-Based Payment, which replaces SFAS 123 and APB Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees and requires that we measure compensation cost for all share-based payments at fair value. On April 14, 2005, the SEC announced the adoption of a new rule that amends the compliance dates for SFAS 123R. As a result of this announcement, we adopted SFAS 123R as of January 1, 2006. We will recognize share-based employee compensation cost from January 1, 2006, as if the fair-value based accounting method had been used to account for all employee awards granted, modified, or settled after the effective date and for any awards that were not fully vested as of the effective date. Based on currently existing share-based compensation plans, we do not expect the adoption of SFAS 123R to have a material impact on our financial position or results of operations.

In March 2005, the Financial Accounting Standards Board issued Interpretation No. 47 (FIN 47), Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143. FIN 47 clarifies that the term “conditional asset retirement obligation” as used in Financial Accounting Standards Board Statement No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within our control. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Thus, the timing and/or method of settlement may be conditional on a future event. Accordingly, we are required to recognize a liability for the fair value of a conditional asset retirement obligation when the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation is recognized when incurred—generally upon acquisition, construction, or development and/or through the normal operation of the asset. We implemented FIN 47 in the fourth quarter of 2005 and presented the change as a cumulative effect of an accounting change of $5 million, net of tax.

At the June 15–16, 2005, Emerging Issues Task Force (EITF) meeting, the EITF reached a consensus on Issue No. 05-5 (EITF 05-5), Accounting for Early Retirement or Post employment Programs with Specific Features (such as Terms Specified in Altersteilzeit Early Retirement Arrangements), that the Financial Accounting Standards Board ratified on June 29, 2005. Altersteilzeit is a term that describes an early retirement program designed to create an incentive for employees, within a certain age group, to leave their employers before the legal retirement age. The issue addresses how to account for salary and bonus components as well as potential subsidies earned from governmental entities. EITF 05-5 is effective from the first quarter of 2006. The impact of implementation will not have an impact on our financial statements as we had been calculating the liability consistent with the requirements of EITF 05-5.

RESTRUCTURING EXPENSES

On June 30, 2005, we announced our decision to consolidate our global transformer business in our Power Technology division, including closing certain plants and employment reductions, as a result of overcapacity, increasing raw material costs and a regional shift in demand experienced by the transformer business. We expect to complete the consolidation program by the end of 2008 and estimate the program will result in approximately $240 million of total charges.

During 2005, we recorded a charge related to the transformer consolidation program of $123 million; $105 million was recorded in cost of sales, $3 million in selling, general and administrative expenses and $15 million in other income (expense) net. This charge consisted of $58 million related to employee severance costs, $24 million related to inventory and long-lived asset impairments and $41 million of estimated contract settlement costs and loss order costs.

Liabilities associated with these charges are expected to be settled primarily by the end of 2006 and consist of the following:

	Employee severance costs	Contractual settlement/loss order costs	Total
	(U.S. dollars in millions)
Charges	$58	$41	$99
Cash paid	(7)	(10)	(17)
Liability at December 31, 2005	$51	$31	$82

We will continue to assess other potential losses and costs we might incur in relation to the transformer business consolidation program. These future costs are not yet accruable; however, we expect that additional costs will be incurred throughout the duration of the transformer business consolidation program.

In addition to the transformer business consolidation described above, we continue to restructure individual facilities and factories programs to increase efficiencies by reducing headcount and streamlining operations. At December 31, 2005, liabilities related to these other programs consist of $23 million for workforce reductions and $35 million for lease termination and other exit costs. These liabilities will be paid over approximately eleven years as lease shortfall payments are made.

We expect that we will continue to expend cash and incur restructuring expenses. As mentioned above, we expect that we will pay in 2006 a significant portion of our total restructuring liabilities at December 31, 2005. We also expect to incur restructuring expenses in an amount equal to approximately 0.5 to 0.7 percent of our revenues in each year as part of our routine assessment of our business practices and strategy. These expenses will be recorded in cost of sales, selling, general and administrative expenses and other income (expense), net, in the Consolidated Income Statements according to the nature of the expenses, except for restructuring expenses incurred by businesses classified in discontinued operations, which will be recorded in income (loss) from discontinued operations. We expect to fund our cash expenditures under our restructuring programs through cash generated from our continuing operations. The benefits of these restructuring programs are expected to be realized through reductions in selling, general and administrative expenses and cost of sales in the subsequent years. These benefits, however, may be offset by increases in cost of sales, selling, general and administrative expenses and other income (expense), net, due to various other factors, which cannot be predicted in advance.

ACQUISITIONS, INVESTMENTS AND DIVESTITURES

Acquisitions and investments

During 2005, 2004, and 2003, we invested $27 million, $24 million and $55 million, respectively, in new businesses, joint ventures or affiliated companies.

Divestitures of businesses, joint ventures and affiliated companies

In 2005, 2004 and 2003, we received (paid) cash, net of cash disposed, from sales of businesses, joint ventures and affiliated companies of $(97) million, $1,182 million and $543 million, respectively. In relation to these transactions, we recognized gains in 2005, 2004 and 2003, respectively, within other income (expense), net, of $20 million, $52 million and $43 million. We also recognized losses related to the sale of operations in 2005, 2004, and 2003 within loss from discontinued operations, net of tax, of $16 million, $63 million and $38 million, respectively.

Divestitures in 2005

In November 2005, we completed the sale of our remaining Structured Finance business by divesting our Lease portfolio business in Finland. At the time of sale, the Lease portfolio business held lease and loan financial receivables of approximately $300 million and was the last remaining major entity of our Structured Finance business. In 2005, we recorded a loss of $28 million in loss from discontinued operations, principally related to the loss on sale of the business.

In 2005, we sold our Control Valves business, which was part of our Automation Technologies division in Japan. The Control Valves business had revenues of $26 million, $31 million and $28 million and net income of $15 million, $3 million and $2 million recorded in discontinued operations in 2005, 2004 and 2003, respectively. The net income recorded in 2005 includes $14 million related to the gain on sale of our Control Valves business.

In 2005, we completed the sale of our Foundry business. The Foundry business had revenues of $41 million, $41 million and $45 million and net losses of $1 million, $17 million and $0 million recorded in discontinued operations in 2005, 2004 and 2003, respectively.

In 2005, we completed the sale of our Power Lines businesses in Nigeria, Italy and Germany. These businesses had revenues of $27 million, $117 million and $187 million and net losses recorded in discontinued operations of $12 million, $75 million and $10 million in 2005, 2004, and 2003, respectively. We currently plan to sell our remaining Power Lines businesses in Brazil, Mexico, Venezuela and South Africa. These businesses had revenues of $102 million, $79 million and $70 million in 2005, 2004 and 2003, respectively. These businesses reported net income of $3 million in each of 2005 and 2004, and a net loss of $4 million in 2003, recorded in loss from discontinued operations.

In 2005, we also sold our equity interest in the Termobahia power project in Brazil for $46 million, and recorded a loss in other income (expense), net, of $4 million in 2005 related to this investment.

Divestitures in 2004

In 2004, we sold our Upstream Oil, Gas and Petrochemicals business for an initial purchase price of $925 million. Net cash proceeds from the sale were approximately $800 million, reflecting the initial sales price of $925 million adjusted for unfunded pension liabilities and changes in net working capital. The Upstream Oil, Gas and Petrochemicals business had revenues of $855 million and $1,499 million and net losses of $70 million and $44 million in 2004 and 2003, respectively.

In 2004, we completed the sale of our Reinsurance business, receiving gross cash proceeds of $415 million and net cash proceeds of approximately $280 million. The Reinsurance business recorded losses totaling $41 million and $97 million in loss from discontinued operations, and revenues of $139 million and $782 million in 2004 and 2003, respectively. The 2003 net loss of $97 million includes a $154 million impairment charge and an allocation of interest of $15 million in accordance with EITF 87-24, offset by income from operations of $72 million.

We sold the portion of our Building Systems business operating in Switzerland in 2004 for gross cash proceeds of approximately $39 million, but retained a 10 percent ownership interest. We recognized in 2004 a net gain on disposal of $12 million, before tax, in other income (expense), net.

In 2004, we sold our MDCV (Mitsubishi-Dainichi Continuous Vulcanization) Cable Business. This business had revenues of $74 million and net losses of $24 million in 2003.

In addition, in 2004, we sold our entire 15.7 percent equity interest in IXYS Corporation for approximately $42 million and recorded a gain, before tax, of $20 million in other income (expense), net.

In 2004, we also sold a business in Sweden, formerly part of our Automation Technologies division, for $11 million, and recorded a gain on disposal of $7 million, before tax, in other income (expense), net.

Divestitures in 2003

In December 2003, as part of the divestment of our Structured Finance business, we sold ABB Export Bank. We received cash proceeds of approximately $50 million from the sale and recorded a loss on disposal of $12 million, in discontinued operations, net of tax.

In December 2003, we sold a part of our Wind Energy business in Germany for proceeds of approximately $35 million. The Wind Energy business had revenues $16 million and net losses of $42 million in 2003. During 2005, we determined the Wind Energy business no longer met the criteria required to classify the remaining business in discontinued operations. Therefore, as of the fourth quarter of 2005, the results of operations of the Wind Energy business were reclassified to continuing operations for all periods presented.

In August 2003, as part of the continued divestment of our Building Systems business, we sold the portions of our Building Systems business operating in Sweden, Norway, Denmark, Finland, Russia and the Baltic states for consideration of $213 million. We recorded a gain on disposal of approximately $124 million, before tax, in other income (expense), net. Additionally, throughout 2003, we sold portions of our Building Systems business operating in a number of other countries, including Belgium, the Netherlands, Austria, Hungary and the United Kingdom, for aggregate proceeds of $21 million, recording a loss on disposal of approximately $41 million, before tax, in other income (expense), net.

In June 2003, we sold our entire 35 percent interest in the Swedish Export Credit Corporation to the government of Sweden for net proceeds of approximately $149 million, and recorded a loss on disposal of approximately $80 million, before tax, included in other income (expense), net.

Also in June 2003, we sold our interests in certain equity investments in Australia for cash proceeds of approximately $90 million, and recorded in 2003 a gain on disposal of approximately $28 million, before tax, in other income (expense), net.

In March 2003, we sold our aircraft leasing business for approximately $90 million. This business consisted of a portfolio of loans and leases related to commuter aircraft and helicopters used primarily in Northern Europe. We provided significant financial support to the entity formed by the buyer for the acquisition. Following the introduction of FIN 46 in 2003, we determined that this entity should be treated as a VIE and, as a result of the financial support we provided, that we are the primary beneficiary of this entity. Accordingly, we have consolidated this entity in our Consolidated Financial Statements.

Other divestitures

During 2005, 2004 and 2003, we sold several operating units and investments, excluding the divestments disclosed above, for total proceeds of $24 million, $39 million and $31 million, respectively, and recognized net gains on disposal of $21 million, $13 million and $12 million, respectively, which are included in other income (expense), net. Revenues and net income from these businesses and investments were not significant in 2005, 2004 and 2003.

EXCHANGE RATES

We report our financial results in U.S. dollars. A significant amount of our revenues, expenses, assets and liabilities are denominated in other currencies due to our global operations. As a consequence, movements in exchange rates between currencies may affect:

•       our profitability;

•       the comparability of our results between periods; and

•       the carrying value of our assets and liabilities.

We must translate non-U.S. dollar denominated results of operations, assets and liabilities to U.S. dollars in our Consolidated Financial Statements. Balance sheet items are translated to U.S. dollars using year-end currency exchange rates. Income statement and cash flow items are translated to U.S. dollars using the average currency exchange rate over the relevant period. As a consequence, increases and decreases in the value of the U.S. dollar against other currencies will affect our reported results of operations in our Consolidated Income Statement and the value of certain of our assets and liabilities in our Consolidated Balance Sheet, even if our results of operations or the value of those assets and liabilities have not changed in their original currency. Because of the impact foreign exchange rates have on our reported results of operations and the reported value of our assets and liabilities, changes in foreign exchange rates could significantly affect the comparability of our reported results of operations between periods and result in significant changes to the reported value of our assets, liabilities and shareholders’ equity, as has been the case during the period from 2003 through 2005.

While we operate globally and report our financial results in U.S. dollars, because of the location of our significant operations and because our headquarters are in Switzerland, exchange rate movements between the U.S. dollar and both the euro (EUR) and the Swiss franc (CHF) are of particular importance to us.

The exchange rates between the U.S. dollar and the EUR and the U.S. dollar and the CHF as of December 31, 2005, 2004, and 2003, are as follows.

	At December 31,
Exchange rates into U.S. dollars	2005	2004	2003
EUR 1.00	$1.18	$1.37	$1.26
CHF 1.00	$0.76	$0.88	$0.81

The average exchange rates between the U.S. dollar and the EUR and the U.S. dollar and the CHF for the years ended December 31, 2005, 2004 and 2003, are as follows.

	Year ended December 31,
Exchange rates into U.S. dollars	2005	2004	2003
EUR 1.00	$1.25	$1.25	$1.13
CHF 1.00	$0.81	$0.81	$0.75

When we incur expenses that are not denominated in the same currency as the related revenues, foreign exchange rate fluctuations could adversely affect our profitability. To mitigate the impact of exchange rate movements on our profitability, it is our policy to enter into forward foreign exchange contracts to manage the foreign exchange risk of our operations.

In 2005, approximately 86 percent of our consolidated revenues were reported in currencies other than U.S. dollars. Of that amount, the following percentages were reported in the following currencies:

•       Euro, approximately 40 percent,

•       Chinese renminbi, approximately 8 percent,

•       Swedish krona, approximately 7 percent,

•       Swiss franc, approximately 5 percent and

•       Pound sterling, approximately 4 percent.

In 2005, approximately 85 percent of our consolidated cost of sales and selling, general and administrative expenses were reported in currencies other than U.S. dollars. Of that amount, the following percentages were reported in the following currencies:

•       Euro, approximately 40 percent,

•       Chinese renminbi, approximately 7 percent,

•       Swedish krona, approximately 7 percent,

•       Swiss franc, approximately 5 percent and

•       Pound sterling, approximately 4 percent.

We also incur expenses other than cost of sales and selling, general and administrative expenses in various currencies.

The results of operations and financial position of many of our non-U.S. subsidiaries are reported in the currencies of the countries in which those subsidiaries reside. We call these currencies “local currencies.” Local currency financial information is then translated into U.S. dollars at applicable exchange rates for inclusion in our Consolidated Financial Statements.

The discussion of our results of operations below provides certain information with respect to orders, revenues, earnings before interest and taxes and other measures as reported in local currencies (as well as in U.S. dollars). We measure period-to-period variations in local currency results by using a constant foreign exchange rate for all periods under comparison. Differences in our results of operations in local currencies as compared to our results of operations in U.S. dollars are caused exclusively by changes in currency exchange rates.

While we consider our results of operations as measured in local currencies to be a significant indicator of business performance, local currency information should not be relied upon to the exclusion of U.S. GAAP financial measures. Instead, local currencies reflect an additional measure of comparability and provide a means of viewing aspects of our operations that, when viewed together with the U.S. GAAP results and our reconciliations, provide a more complete understanding of factors and trends affecting the business. Because local currency information is not standardized, it may not be possible to compare our local currency information to other companies’ financial measures that have the same or a similar name. We strongly encourage investors to review our financial statements and publicly-filed reports in their entirety, and not to rely on any single financial measure.

ORDERS

We book and report an order when a binding contractual agreement has been concluded with the customer covering, at a minimum, the price and scope of products or services to be supplied, the delivery schedule and the payment terms. The reported value of an order corresponds to the undiscounted value of revenues that we expect to recognize following delivery of the goods or services subject to the order, less any trade discounts and excluding any value added or sales tax. The value of orders received during a given period of time represents the sum of the value of all orders received during the period, adjusted to reflect the aggregate value of any changes to the value of orders received during the period and orders existing at the beginning of the period. These adjustments, which may in the aggregate increase or decrease the orders reported during the period, may include changes in the estimated order price up to the date of contractual performance, changes in the scope of products or services ordered, cancellations of orders, returns of delivered goods, and the recognition of income relating to the order.

The undiscounted value of revenues we expect to generate from our orders at any point in time is represented by our order backlog. Approximately 10 percent of the value of the orders we booked in 2005 were “large orders,” which we define as orders from third parties involving at least $15 million of products or services. Of the total value of orders in our Power Technologies and Automation Technologies divisions in 2005, approximately 12 percent and 7 percent, respectively, represented large orders. Within our Non-core activities division, large orders represented 26 percent of total orders in 2005, as large orders accounted for 39 percent of the value of orders received by the Oil, Gas and Petrochemicals business.

The level of orders fluctuates from year to year. Arrangements included in any particular order can be complex and unique to that order. Portions of our business involve orders for long-term projects that can take months or years to complete and many large orders result in revenues in periods after the order is booked. However, the level of large orders, and orders generally, cannot be used to accurately predict future revenues or operating performance. Orders that have been placed can be cancelled, delayed or modified by the customer. These actions can reduce or delay any future revenues from the order, or may result in the elimination of the order.

PERFORMANCE MEASURES

We evaluate the performance of our divisions based on orders received, revenues, earnings before interest and taxes (EBIT), EBIT as a percentage of revenues (EBIT margin) and net cash provided by (used in) operating activities. The orders, revenues and EBIT of our divisions include interdivisional transactions. In 2005, approximately 96 percent of our core divisions’ orders and revenues were from third-party customers. EBIT is the amount resulting from the subtraction of our cost of sales, selling, general and administrative expenses and other income (expense), net, from our revenues. Net cash provided by (used in) operating activities represents the cash provided by or used in a business before cash inflows and outflows from investing and financing activities, and, as relates to our divisions, includes interdivisional transactions.

ANALYSIS OF RESULTS OF OPERATIONS

Our results from operations were as follows:

	Year ended December 31,
	2005	2004	2003
	(U.S. dollars in millions, except per share data)
Orders	$23,581	$21,586	$19,603
Order backlog(1)	12,054	12,332	11,269
Revenues	22,442	20,610	20,332
Cost of sales	16,830	15,681	15,856
Gross profit	5,612	4,929	4,476
Selling, general and administrative expenses	3,922	3,822	3,950
EBIT	1,742	1,046	287
Net interest and other finance expense	(246)	(209)	(402)
Provision for taxes	(482)	(331)	(233)
Minority interest	(131)	(102)	(67)
Income (loss) from continuing operations before cumulative effect of accounting change	883	404	(415)
Loss from discontinued operations, net of tax	(143)	(439)	(364)
Cumulative effect of accounting change, net of tax	(5)	—	—
Net income (loss)	$735	$(35)	$(779)
Basic earnings (loss) per share:
Income (loss) from continuing operations before cumulative effect of accounting change	$0.44	$0.20	$(0.34)
Net income (loss)	$0.36	$(0.02)	$(0.64)
Diluted earnings (loss) per share:
Income (loss) from continuing operations before cumulative effect of accounting change	$0.43	$0.20	$(0.34)
Net income (loss)	$0.36	$(0.02)	$(0.64)

(1)    as of December 31

A more detailed discussion of the orders, revenues, cost of sales, selling, general and administrative expenses and EBIT for our individual divisions and other businesses follows in the sections below entitled “Power Technologies,” “Automation Technologies,” “Non-core activities” and “Discontinued operations.”

Orders

	Year ended December 31,
	2005	2004	2003
	(U.S. dollars in millions)
Power Technologies	$10,714	$9,304	$7,622
Automation Technologies	12,675	11,301	9,665
Core divisions	23,389	20,605	17,287
Non-core activities
Oil, Gas and Petrochemicals	698	1,216	1,156
Equity Ventures	2	7	26
Structured Finance	5	3	31
Building Systems	347	388	1,616
Other Non-core activities	59	79	515
Total Non-core activities	1,111	1,693	3,344
Corporate/Other and inter-division eliminations	(919)	(712)	(1,028)
Total	$23,581	$21,586	$19,603

In 2005, orders increased by $1,995 million, or 9 percent (8 percent in local currencies), to $23,581 million.

Orders received by our core divisions increased by 14 percent in 2005 (13 percent in local currencies), with orders received by our Power Technologies and Automation Technologies divisions increasing 15 percent and 12 percent (14 percent and 11 percent in local currencies), respectively. Orders received by our Non-core activities division decreased by 34 percent (35 percent in local currencies) in 2005, mainly due to changes in the bidding policy of our Oil, Gas and Petrochemicals business to reduce the number of projects performed under long-term fixed price contracts and to increase the number of projects performed under contracts providing for the reimbursement of expenses as incurred.

In 2004, orders increased by $1,983 million, or 10 percent (decreased by 2 percent in local currencies), to $21,586 million from $19,603 million in 2003. Orders received by our Non-core activities division decreased by 49 percent (55 percent in local currencies) in 2004 as compared to 2003.

We determine the geographic distribution of our orders based on the location of the customer, which may be different from the ultimate destination of the products’ end use. The geographic distribution of our consolidated orders in 2005, 2004 and 2003 was approximately as follows:

	Year ended December 31,
	2005	2004	2003
	(U.S. dollars in millions)
Europe	$10,933	$11,006	$10,999
Americas	4,443	3,743	3,180
Asia	5,773	4,980	3,460
Middle East and Africa	2,432	1,857	1,964
Total	$23,581	$21,586	$19,603

Orders in 2005 from Europe remained consistent in both reporting and local currencies as compared to 2004, as modest growth in western Europe offset a decrease in eastern Europe, caused mainly by a reduction in large projects. Orders from the Americas grew 19 percent (15 percent in local currencies), driven by strong demand for power infrastructure and automation products in South America. Growth in orders from the Americas was also supported by demand in North America, specifically in the U.S. for power systems and equipment. Asian orders increased 16 percent (14 percent in local currencies), reflecting investments in power and industry infrastructure predominantly in India. Orders from the MEA rose 31 percent (30 percent in local currencies), primarily as a result of several large orders for power infrastructure projects.

Orders from Europe remained consistent (declined 8 percent in local currencies) in 2004 as compared to 2003. Changes in our orders from Europe were primarily the result of the divestments in our Building Systems business in certain countries and a change in bidding policy for new contracts in the Oil, Gas and Petrochemicals business. Orders from the Americas increased 18 percent (15 percent in local currencies) in 2004, driven largely by orders from the automotive industry.

Asian orders increased 44 percent (37 percent in local currencies) in 2004, principally resulting from an increase in orders from China and economic growth and infrastructure development in India following the Indian government’s economic liberalization initiatives. In 2004, orders from the MEA declined by 5 percent (13 percent in local currencies) as compared to 2003, which included several large orders received by our Power Technology Systems business area.

Order backlog

	Year ended December 31,
	2005	2004	2003
	(U.S. dollars in millions)
Power Technologies	$7,058	$6,858	$6,009
Automation Technologies	4,395	4,305	3,812
Core divisions	11,453	11,163	9,821
Non-core activities
Oil, Gas and Petrochemicals	774	1,251	1,264
Equity Ventures	—	—	—
Structured Finance	—	—	2
Building Systems	151	255	554
Other Non-core activities	4	27	42
Total Non-core activities	929	1,533	1,862
Corporate/Other and inter-division eliminations	(328)	(364)	(414)
Total	$12,054	$12,332	$11,269

Order backlog in 2005 decreased by $278 million, or 2 percent (increased 7 percent in local currencies), to $12,054 million. Order backlog in our core divisions increased by 3 percent (12 percent in local currencies) which was more than offset by a 39 percent decline (33 percent in local currencies) in the order backlog in our Non-core activities division mainly due to lower orders in our Oil, Gas and Petrochemicals business.

In 2004, order backlog increased by $1,063 million, or 9 percent (3 percent in local currencies), to $12,332 million as an increase in order backlog in our core divisions exceeded an 18 percent decline (23 percent in local currencies) in order backlog in our Non-core activities division.

Revenues

	Year ended December 31,
	2005	2004	2003
	(U.S. dollars in millions)
Power Technologies	$9,784	$8,675	$7,524
Automation Technologies	12,161	11,000	9,602
Core divisions	21,945	19,675	17,126
Non-core activities
Oil, Gas and Petrochemicals	933	1,079	1,895
Equity Ventures	2	7	26
Structured Finance	5	4	31
Building Systems	421	508	1,829
Other Non-core activities	60	93	540
Total Non-core activities	1,421	1,691	4,321
Corporate/Other and inter-division eliminations	(924)	(756)	(1,115)
Total	$22,442	$20,610	$20,332

Revenues increased by $1,832 million, or 9 percent (8 percent in local currencies), to $22,442 million in 2005 from $20,610 million in 2004. This increase reflects a higher level of execution of orders from order backlog and new orders received during 2005 in both our core divisions. Although both divisions increased revenues by more than 10 percent in 2005 as compared to 2004, this increase was partly offset by a reduction of revenues in our Non-core activities division of $270 million, or 16 percent, mainly due to reductions in our Oil, Gas and Petrochemicals business following changes in its bidding policy for new projects and the closure of our Building Systems business in certain countries.

In 2004, revenues increased by $278 million, or 1 percent (decreased by 6 percent in local currencies), to $20,610 million from $20,332 million in 2003. The relatively flat revenue growth in 2004 was due to a decrease of 61 percent (64 percent in local currencies) in revenues generated by our Non-core activities division that substantially offset revenue increases of 15 percent and 15 percent (8 percent and 6 percent in local currencies) in our Power Technologies and Automation Technologies divisions, respectively.

Revenues from services increased 12 percent to $3,705 million in 2005 from $3,301 million in 2004 reflecting an increased focus on services by both of our core divisions. Expressed as a percentage of total revenues, service revenues represented 17 percent of total revenues in 2005 relative to 16 percent in 2004. During 2004, service revenues increased by $306 million or 10 percent from $2,995 million in 2003. Service revenues represented 15 percent of total revenues during 2003.

We determine the geographic distribution of our revenues based on the location of the customer, which may be different from the ultimate destination of the products’ end use. The geographic distribution of our consolidated revenues in 2005, 2004 and 2003 was approximately as follows:

	Year ended December 31,
	2005	2004	2003
	(U.S. dollars in millions)
Europe	$11,139	$10,750	$10,950
Americas	4,231	3,557	3,844
Asia	5,127	4,261	3,519
Middle East and Africa	1,945	2,042	2,019
Total	$22,442	$20,610	$20,332

Revenues in Europe increased by 4 percent (3 percent in local currencies) in 2005 after a decline of 2 percent (10 percent in local currencies) in 2004 as compared to 2003. The increased revenues from our core divisions more than offset a reduction in revenues from our Non-core activities division during 2005 whereas, during 2004, the reductions associated with divestments in our Building Systems business in certain countries resulted in an overall reduction in revenues. Revenues from the Americas increased 19 percent in 2005 (15 percent in local currencies) as compared to a 7 percent decline (9 percent in local currencies) in 2004. The increase in 2005 was primarily the result of revenue growth from execution of large projects in Mexico, Canada, Brazil and the United States, while lower order intake was the main reason for the decrease in 2004. Revenues from Asia increased 20 percent and 21 percent (19 percent and 16 percent in local currencies) in 2005 and 2004, respectively, as a result of market growth in China, India, Australia and Korea. Revenues from the MEA decreased 5 percent in 2005 relative to 2004, following lower orders received during 2004. Revenues in the MEA remained at a similar level in 2004 relative to 2003 in our reporting currency, while decreasing 4 percent in local currencies, mainly due to lower revenues in Saudi Arabia and Angola, where significantly higher revenues were recorded in 2003 from the execution of large projects which did not recur thereafter.

Cost of sales

Cost of sales increased by $1,149 million, or 7 percent (6 percent in local currencies), to $16,830 million in 2005 after a decrease in 2004 of $175 million, or 1 percent (8 percent in local currencies), to $15,681 million.

Cost of sales consists primarily of labor, raw materials and related components. Cost of sales also includes provisions for warranty claims, contract losses and project penalties, employee severance expenses as well as order-related development expenses incurred in connection with projects for which we have recognized corresponding revenues. Order-related development expenses are recorded in cost of sales, and amounted to $735 million, $727 million and $886 million in 2005, 2004 and 2003, respectively. Order-related development expenses are initially recorded in inventories as work-in-progress, and are reflected in cost of sales at the time revenue is recognized.

The gross profit margins on a consolidated basis and for each core division and our Non-core activities division, calculated as gross profit divided by revenues, were as follows:

	Year ended December 31,
	2005	2004	2003
Power Technologies	21.0%	20.4%	22.1%
Automation Technologies	30.2%	29.4%	29.0%
Non-core activities	8.7%	5.7%	8.6%
Consolidated	25.0%	23.9%	22.0%

The gross profit margins in our core divisions significantly increased during 2005 as a result of cost reduction activities, operational and productivity improvements and savings from supply chain management, and were partly offset by expenses relating to a program implemented in 2005 to consolidate our transformer business within our Power Technologies division and increases in raw material prices, particularly steel, copper, aluminum and transformer oil. Improvements in project execution within our Oil, Gas and Petrochemicals business, in our Non-core activities division, also contributed to the overall increase in the gross profit margin.

The consolidated gross profit margin improved in 2004 as compared to 2003, principally due to an improvement in the gross profit margin of our Oil, Gas and Petrochemicals business from negative 9.5 percent in 2003 to positive 9.9 percent in 2004 following a $1,103 million reduction in cost of sales related to the culmination of long-term fixed price contracts.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by $100 million, or 3 percent (2 percent in local currencies), to $3,922 million in 2005 from $3,822 million in 2004. In 2004, selling, general and administrative expenses decreased by $128 million, or 3 percent (10 percent in local currencies), from $3,950 million in 2003.

The components of selling, general and administrative expenses were as follows:

	Year ended December 31,
	2005	2004	2003
	(U.S. dollars in millions)
Selling expenses	$2,103	$1,897	$1,827
General and administrative expenses	1,819	1,925	2,123
Total selling, general and administrative expenses	$3,922	$3,822	$3,950
Total selling, general and administrative expenses as a percentage of revenues	17.5%	18.5%	19.4%

Selling, general and administrative expenses as a percentage of revenues remained relatively consistent in our Power Technologies and Non-core activities divisions in 2005 after decreasing in 2004 as compared to 2003. Selling, general and administrative expenses as a percentage of revenues decreased in our Automation Technologies division in each of the past two years relative to 2003.

Selling expenses increased 11 percent and 4 percent (increased 10 percent and decreased 4 percent in local currencies) in 2005 and 2004, respectively. Selling expenses increased in each of our Power Technologies and Automation Technologies divisions by 20 percent and 6 percent (18 percent and 6 percent in local currencies), respectively, reflecting an increase in the sales force deployed in emerging and growth markets (which has resulted in higher orders received from these markets). Selling expenses remained at relatively constant levels in our Non-core activities division during 2005 and 2004, after decreasing more than $100 million from 2003 due to business divestments and closures of certain non-core businesses.

General and administrative expenses decreased by 6 percent and 9 percent (6 percent and 16 percent in local currencies) in 2005 and 2004, respectively. In 2005, an increase in general and administrative expenses of 7 percent and 12 percent (6 percent and 11 percent in local currencies) in our Power Technologies and Automation Technologies divisions, respectively, due to increased revenue volumes, was more than offset by a reduction in expenses in our Non-core activities and Corporate/Other divisions driven by a lower level of business activity and lower corporate costs. General and administrative expenses decreased in 2004 relative to 2003, as a result of sales and closures of certain businesses in our Non-core activities division, partially offset by increases of 2 percent and 14 percent (decrease of 6 percent and increase of 4 percent in local currencies) in our Power Technologies and Automation Technologies divisions, respectively.

General and administrative expenses include non-order related research and development, which decreased 2 percent and increased 9 percent in 2005 and 2004, respectively. Research and development costs not related to a specific order or project were $679 million, $690 million and $635 million in 2005, 2004 and 2003, respectively.

Other income (expense), net

Other income (expense), net, typically consists of restructuring expenses, gains or losses from the sale of businesses, gains or losses from the sale or disposal of property, plant and equipment, asset write-downs, our share of income or loss from equity accounted companies, principally from our Equity Ventures business, and license income.

	Year ended December 31,
	2005	2004	2003
	(U.S. dollars in millions)
Restructuring expenses	$(53)	$(165)	$(341)
Capital gains, net	62	83	24
Asset write-downs	(58)	(93)	(35)
Income from licenses, equity
accounted companies and other	101	114	113
Total	$52	$(61)	$(239)

Restructuring expenses recorded during 2005 under other income (expense), net, included $24 million in our Automation Technologies division, primarily related to factory closing and streamlining operations in Europe, and $16 million within our Corporate/Other division, primarily in the Americas in our Real Estate business. In addition, our Power Technologies division recorded restructuring expenses of $11 million, primarily in Europe. We implemented major restructuring programs in previous periods focusing on increased productivity and streamlining of operations, particularly in our Non-core activities division with a view to prepare the businesses in that division for divestment. Restructuring expenses recorded during 2004 and 2003 were primarily from the execution of these programs.

Capital gains, net, in 2005 included $45 million on the sale of land and buildings primarily in Europe and $18 million on the sale of shares and participations in our Equity Ventures business and other transactions. Capital gains, net, in 2004 included gains of $33 million on the sale of land and buildings, $20 million on the sale of our shares of IXYS Corporation and lesser amounts from a number of smaller transactions. Capital gains, net, in 2003 included gains of $83 million from the sale of businesses in our Building Systems business, $28 million from the sale of equity investments in Australia, $26 million from the sale of land and buildings and lesser amounts from a number of smaller transactions, partly offset by an $80 million loss on the sale of our equity interest in the Swedish Export Credit Corporation.

Asset write-downs in 2005 included the impairment of long-lived assets of $36 million, primarily in Europe, and $22 million related to write-downs of certain of our investments, primarily in our Equity Ventures business. Asset write-downs in 2004 included charges of $93 million in respect of goodwill, an e-business investment, property and equipment and notes receivable in our Power Technologies division. Asset write-downs in 2003 related to software, several equity investments and certain long-lived assets.

License income was $9 million, $24 million and $25 million in 2005, 2004 and 2003, respectively, primarily reflecting income from liquid crystal display licenses. The reduction in 2005 reflects the completion of the period of certain agreements.

Income from equity accounted companies was $109 million, $87 million and $96 million in 2005, 2004 and 2003, respectively. Income from equity accounted companies includes income of $62 million, $68 million and $62 million in 2005, 2004 and 2003, respectively, from our investment in Jorf Lasfar Energy Company S.C.A., which operates a power plant in Morocco, and income of $23 million in 2005 from our investment in a power project in Neyveli, India, which was primarily responsible for the higher level of income during 2005.

Earnings before interest and taxes

Our EBIT for the years ended December 31, 2005, 2004 and 2003 was as follows:

	Year ended December 31,
	2005	2004	2003
	(U.S. dollars in millions)
Power Technologies	$789	$608	$592
Automation Technologies	1,312	1,023	735
Core divisions	2,101	1,631	1,327
Non-core activities
Oil, Gas and Petrochemicals	48	(4)	(296)
Equity Ventures	69	69	76
Structured Finance	—	(14)	(68)
Building Systems	(37)	(70)	(104)
Other Non-core activities	(46)	(43)	(128)
Total Non-core activities	34	(62)	(520)
Corporate/Other	(393)	(523)	(520)
Total	$1,742	$1,046	$287

EBIT increased by $696 million, or 67 percent (66 percent in local currencies), to $1,742 million in 2005 and by $759 million, or 264 percent (238 percent in local currencies), to $1,046 million in 2004.

The EBIT margins for our core divisions and on a consolidated basis for the years ended December 31, 2005, 2004 and 2003, are as follows:

	Year ended December 31,
	2005	2004	2003
Power Technologies	8.1%	7.0%	7.9%
Automation Technologies	10.8%	9.3%	7.7%
Core divisions	9.6%	8.3%	7.7%
Total	7.8%	5.1%	1.4%

Net interest and other finance expense

Net interest and other finance expense consists of interest and dividend income offset by interest and other finance expense. Interest and other finance expense includes interest expense on our borrowings, securitization costs, amortization of upfront costs associated with our credit facility and debt securities, commitment fees on our bank facility, gains (losses) on marketable securities, expenses relating to the accretion to par of our 4.625% $968 million convertible bonds and, in 2004 and 2003, expenses relating to the change in fair value of the embedded derivative that was in these bonds.

	Year ended December 31,
	2005	2004	2003
	(U.S. dollars in millions)
Interest and dividend income	$157	$151	$142
Interest and other finance expense	(403)	(360)	(544)
Net interest and other finance expense	$(246)	$(209)	$(402)

Interest and dividend income increased slightly in 2005 as compared to 2004 due to an increase in interest rates partially offset by a reduction in the average balance of cash and marketable securities. In 2004, interest and dividend income increased as compared to 2003, due to higher average balances of cash and marketable securities and higher average market interest rates.

Interest and other finance expense increased in 2005 to $403 million as compared to $360 million in 2004. Debt maturities and debt repurchases during 2005 resulted in a lower average level of debt in 2005 than in 2004 which, together with the interest rate swaps that we entered into in 2005 to effectively convert the interest obligations on our 6.5% 650 million euro bonds and our 3.75% 500 million Swiss franc bonds from fixed to floating, resulted in a lower total interest expense on borrowings in 2005 than in 2004, despite an increase in market interest rates during 2005. Interest and other finance expense in 2005 also includes an $18 million expense related to our securitization programs, a loss on repurchase of our bonds of $19 million, a write-off of $12 million of unamortized costs on our $1 billion credit facility that we replaced prior to expiry and a $31 million expense relating to the accretion to par of our 4.625% $968 million convertible bonds.

Interest and other finance expense in 2004 included a $43 million non-cash gain on available for sale marketable securities contributed to our German pension funds, $20 million expense relating to our group securitization programs and a $52 million expense relating to the change in fair value of the embedded derivative and the amortization of the related discount on issuance from our 4.625% $968 million convertible bonds.

Interest and other finance expense decreased in 2004 as compared to 2003 due to lower average debt levels in the period, partially offset by higher average interest rates on our borrowings. The debt repaid in 2004 was largely debt that had been swapped into floating interest rates. Consequently, fixed rate debt, with higher average interest rates than our floating rate debt during 2004, represented an increased proportion of our total debt balance as compared to 2003.

In 2003, interest and other finance expense included a $40 million loss on the sale of our shares in the China National Petrochemical Corporation (Sinopec), a $36 million impairment charge for available-for-sale marketable securities in Germany, a $21 million expense relating to our securitization programs and a $84 million expense relating to the change in fair value of the embedded derivative and the amortization of the related discount on issuance from our 4.625% $968 million convertible bonds.

Provision for taxes

	Year ended December 31,
	2005	2004	2003
	(U.S. dollars in millions)
Income (loss) from continuing operations, before taxes and minority interest and cumulative effect of accounting change	$1,496	$837	$(115)
Provision for taxes	$(482)	$(331)	$(233)
Effective tax rate for the year	32.2%	39.5%	(202.6)%

The provision for taxes in 2005 was $482 million, representing an effective tax rate for the year of 32.2 percent. The provision for taxes in 2005 includes an expense of approximately $60 million relating to items that are deducted for accounting purposes but not for the computation of taxable income, such as interest expense, state and local taxes on productive activities, disallowed meals and entertainment expenses and other similar items.

The provision for taxes in 2004 was $331 million, representing an effective tax rate for the year of 39.5 percent. The provision for taxes in 2004 includes an expense relating to a valuation allowance of $115 million, predominantly relating to our operations in Canada and France, a benefit of approximately $45 million from the losses of a post-divestment reorganization and a benefit of approximately $39 million relating to the resolution of certain prior year tax matters.

In 2003, the loss from continuing operations before taxes and minority interest and cumulative effect of accounting change of $115 million includes an $84 million expense relating to the change in fair value of the embedded derivative and the amortization of the related discount on issuance from our 4.625% $968 million convertible bonds. Furthermore, the provision for taxes includes the release of an approximately $38 million tax provision related to a favorable tax case ruling and an expense of approximately $16 million related to a tax claim filed in Central Europe. In addition, the provision for taxes includes a valuation allowance of approximately $258 million and $9 million of deferred tax assets as a result of the determination that it was more likely than not that such deferred tax assets would no longer be realized within our Oil, Gas and Petrochemicals business and certain countries within Central Europe respectively. The effective tax rate in 2003 applicable to income from continuing operations excluding the tax effect of these items would have been 38.7 percent.

Income (loss) from continuing operations before cumulative effect of accounting change

Income from continuing operations before cumulative effect of accounting change increased by $479 million to $883 million in 2005 as compared to $404 million in 2004, primarily reflecting increased EBIT partly offset by an increase in net interest and other finance expenses and provision for taxes in 2005.

Income (loss) from continuing operations before cumulative effect of accounting change increased by $819 million to an income of $404 million in 2004 as compared to a loss of $415 million in 2003. The increase reflects improved EBIT and reduced net interest and other finance expense in 2004.

Loss from discontinued operations, net of tax

The loss from discontinued operations, net of tax, as well as a detailed discussion of the results of our discontinued operations, follows in the section below entitled “Discontinued operations.”

Net income (loss)

As a result of the factors discussed above, net income improved by $770 million to a net income of $735 million in 2005, from a net loss of $35 million in 2004. The net loss in 2004 decreased by $744 million, to a net loss of $35 million in 2004, from a net loss of $779 million in 2003.

Earnings (loss) per share

	Year ended December 31,
	2005	2004	2003
	(U.S. dollars)
Income (loss) from continuing operations before cumulative effect of accounting change
Basic	$0.44	$0.20	$(0.34)
Diluted	$0.43	$0.20	$(0.34)
Loss from discontinued operations, net
Basic	$(0.08)	$(0.22)	$(0.30)
Diluted	$(0.07)	$(0.22)	$(0.30)
Net income (loss)
Basic	$0.36	$(0.02)	$(0.64)
Diluted	$0.36	$(0.02)	$(0.64)

Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted-average number of shares outstanding during the year. Diluted earnings (loss) per share is calculated by dividing net income (loss) by the weighted-average number of shares outstanding during the year, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities include outstanding written call options, outstanding options granted under our employee incentive plans and shares issuable in relation to outstanding convertible bonds.

Basic earnings per share was $0.36 in 2005 as compared to a loss per share of $0.02 in 2004. Basic loss per share was $0.02 in 2004 as compared to $0.64 in 2003.

Power Technologies

The financial results of our Power Technologies division were as follows:

	Year ended December 31,
	2005	2004	2003
	(U.S. dollars in millions)
Orders	$10,714	$9,304	$7,622
Order backlog	7,058	6,858	6,009
Revenues	9,784	8,675	7,524
Cost of sales	7,726	6,904	5,862
Selling, general and administrative expenses	1,247	1,100	1,022
EBIT	$789	$608	$592

Orders

Orders increased by $1,410 million, or 15 percent (14 percent in local currencies), to $10,714 million in 2005. The order increase reflected growth in both business areas, led by Power Technology Products. Both large and base orders improved in 2005. The biggest individual project received in 2005 was a $220 million order to deliver substations to the Gulf Grid project, which will link the electricity grids of six states located in the Persian Gulf. Orders in 2004 included an order of approximately $390 million relating to the Three Gorges project in China.

Orders from other divisions were $517 million in 2005 as compared to $499 million in 2004, representing 5 percent of division orders in both periods. Orders from other divisions were $499 million in 2004 as compared to $432 million in 2003, representing 5 percent and 6 percent of division orders, respectively.

The geographic distribution of orders in 2005, 2004 and 2003 for our Power Technologies division was approximately as follows:

	Year ended December 31,
	2005	2004	2003
Europe	36%	38%	40%
Americas	22%	21%	22%
Asia	26%	29%	21%
Middle East and Africa	16%	12%	17%
Total	100%	100%	100%

Order growth in 2005 was very strong in the MEA, reflecting a high demand for large system projects in the region. Order growth was also strong in Asia, as demand increased in many countries, particularly in India, resulting in a slight increase in the overall volume of orders from this region relative to 2004, which included the Three Gorges project in China. Orders increased in the Americas driven mainly by orders from Brazil, Canada, the United States and Puerto Rico, and reflected increases in large orders, partly offset by lower system orders in Mexico. Growth in Europe, which continued to be the largest regional source of orders but decreased as a percentage of division revenues, was led by our Power Technology Products business area, particularly in orders from central and eastern Europe.

Order growth in 2004 was led by growth in Asia, particularly in China where orders almost doubled, resulting in Asia becoming the second largest regional source of orders for our Power Technologies division. Orders also grew in Europe in 2004, which is the division’s largest regional source of orders. Orders in North America increased significantly, while orders from South America decreased slightly. Orders from the MEA decreased primarily due to a lower level of large orders in 2004 than in 2003.

Order backlog

Order backlog increased by $200 million, or 3 percent (12 percent in local currencies), to $7,058 million as of December 31, 2005 from $6,858 million as of December 31, 2004.

Order backlog increased by $849 million, or 14 percent (7 percent in local currencies), to $6,858 million as of December 31, 2004 from $6,009 million as of December 31, 2003.

Revenues

The distribution of revenues of our Power Technologies division by business area was approximately as follows:

	Year ended December 31,
	2005	2004	2003
Power Technology Products	63%	62%	59%
Power Technology Systems	37%	38%	41%

Revenues increased by $1,109 million, or 13 percent (11percent in local currencies), to $9,784 million in 2005 from $8,675 million in 2004. Revenues in our Power Technology Products business area increased by 12 percent (11 percent in local currencies), reflecting revenue increases in all three of its businesses. Revenues in our Power Technology Systems business area in 2005 increased 9 percent over the previous year (8 percent in local currencies) following execution of its order backlog.

Revenues increased by $1,151 million, or 15 percent (8 percent in local currencies), to $8,675 million in 2004 from $7,524 million in 2003, principally reflecting 21 percent (13 percent in local currencies) revenue growth in our Power Technology Products business area, and a 5 percent increase (2 percent decrease in local currencies) in our Power Technology Systems business area.

The geographic distribution of revenues in 2005, 2004 and 2003 for our Power Technologies division was approximately as follows:

	Year ended December 31,
	2005	2004	2003
Europe	37%	39%	39%
Americas	22%	22%	24%
Asia	28%	25%	24%
Middle East and Africa	13%	14%	13%
Total	100%	100%	100%

Regionally, revenue growth in 2005 was led by Asia, reflecting higher revenues from China and India. Revenues increased in the Americas, particularly in Mexico, Canada, Brazil and Venezuela, as well as in Europe, led by Norway and the Netherlands. In the MEA, a revenue increase in our Power Technology Systems business area was offset in part by lower revenues in our Power Technology Products business area.

Regionally, revenues in 2004 were higher in Europe, Asia and the MEA. Asian revenues reflected modest growth in China, as revenues from our Power Technology Systems business area declined.

Cost of sales

Cost of sales increased by $822 million, or 12 percent (10 percent in local currencies), to $7,726 million in 2005 from $6,904 million in 2004, mainly due to a program implemented in 2005 to consolidate our transformer business in our Power Technology Products business area. However, as a percentage of revenues, cost of sales were lower. As a result, the gross profit margin for our Power Technologies division increased from 20.4 percent in 2004 to 21.0 percent in 2005. The gross profit margin increase was primarily led by the medium-voltage products business in our Power Technology Products business area, reflecting higher factory loading, operational and productivity improvements and supply chain savings.

Cost of sales increased by $1,042 million, or 18 percent (11 percent in local currencies), to $6,904 million in 2004 from $5,862 million in 2003. As a result, the gross profit margin for our Power Technologies division decreased from 22.1 percent in 2003 to 20.4 percent in 2004, reflecting higher input prices of raw materials, particularly steel, copper, aluminum and transformer oil, that principally impacted the transformers business, low capacity utilization of our Power Technology Systems business area and project-related hedging costs incurred following the discontinuation of certain cash flow hedges under SFAS 133, offset in part by savings in supply chain management and productivity improvements.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by $147 million, or 13 percent (12 percent in local currencies), to $1,247 million in 2005 from $1,100 million in 2004. Expressed as a percentage of revenues, selling, general and administrative expenses remained at 12.7 percent in 2005 and 2004, reflecting higher sales costs, offset by proportionately lower general and administrative expenses.

Selling, general and administrative expenses increased by $78 million, or 8 percent (flat in local currencies), to $1,100 million in 2004 from $1,022 million in 2003. Expressed as a percentage of revenues, selling, general and administrative expenses decreased to 12.7 percent in 2004 from 13.6 percent in 2003, reflecting productivity gains from improved sales and administrative processes and implementation of our restructuring programs.

Earnings before interest and taxes

EBIT for our Power Technologies division grew $181 million, or 30 percent (28 percent in local currencies), to $789 million in 2005. EBIT margin for the division was 8.1 percent in 2005, as compared to 7.0 percent in 2004. Operational and productivity improvements, which included benefits from restructuring programs implemented prior to 2005, contributed to the increase. In addition, EBIT and EBIT margin benefited from higher revenues and, consequently, improved factory loading in our Power Technology Products business area and higher capacity utilization in our Power Technology Systems business area. EBIT in 2005 includes total charges of $123 million related to the transformer consolidation program in our Power Technology Products business area, a $14 million provision in our Power Technology Systems business area to cover estimated regulatory expenses, and a net capital gain of $9 million relating to the sale of a property in Italy by our Power Technology Products business area.

EBIT for our Power Technologies division grew $16 million, or 3 percent (lower by 2 percent in local currencies), to $608 million in 2004. EBIT margin for the division was 7.0 percent in 2004 as compared to 7.9 percent in 2003. The decrease in EBIT margin in 2004 principally reflects an increase in raw materials costs, especially for steel, copper, aluminum and transformer oil, a $26 million (of which approximately $20 million was included in other income (expense), net) write-down of notes receivable, $14 million in project-related hedging costs incurred following the discontinuation of certain cash flow hedges under SFAS 133 and continued low capacity utilization and lower margin turnkey projects, including in certain instances cost overruns, in parts of our Power Technology Systems business area. These decreases were partially offset by productivity-driven margin improvements in the medium-voltage products business within our Power Technology Products business area.

Automation Technologies

The financial results of our Automation Technologies division were as follows:

Automation Technologies

	Year ended December 31,
	2005	2004	2003
	(U.S. dollars in millions)
Orders	12,675	11,301	9,665
Order backlog	4,395	4,305	3,812
Revenues	12,161	11,000	9,602
Cost of sales	8,486	7,765	6,817
Selling, general and administrative expenses	2,355	2,170	1,913
EBIT	1,312	1,023	735

Orders

Orders increased by $1,374 million, or 12 percent (11 percent in local currencies), from $11,301 million in 2004 to $12,675 million in 2005. Orders received by our Automation Products business area increased by 12 percent (11 percent in local currencies) in 2005, led by an increase in orders from process industries. Orders received by our Process Automation business area grew by 16 percent (14 percent in local currencies) in 2005, with growth in all end user markets except the pulp and paper markets. Orders received by our Manufacturing Automation business area decreased by 3 percent (4 percent in local currencies), primarily due to the non-recurrence of large orders in the automotive industry. Orders from other divisions were $419 million in 2005, as compared to $355 million in 2004, representing 3 percent of the division orders in both years.

The geographic distribution of orders in 2005, 2004 and 2003 for our Automation Technologies division was approximately as follows:

	Year ended December 31,
	2005	2004	2003
Europe	55%	59%	61%
Americas	17%	16%	15%
Asia	23%	19%	18%
Middle East and Africa	5%	6%	6%
Total	100%	100%	100%

The ultimate destination of our products’ end use is relevant for our Automation Technologies division, as some of our customers in Europe distribute or resell our products to end users in Asia, the Americas and the MEA. We estimate that approximately 10 percent of the total division orders are subsequently distributed or resold, and we believe the end users are distributed evenly between the ultimate destinations of Asia, the Americas and the MEA.

In 2005, orders from Asia continued to increase more quickly than in any other region. Orders from the Americas also grew, driven by increases in Automation Products in all industries, as well as in Process Automation, primarily from the oil and gas and metals industries. European orders grew modestly in 2005, as increases in orders from western Europe, which accounted for more than 90 percent of European orders, were partially offset by a reduction in large oil and gas orders from eastern Europe. Orders from the MEA decreased 4 percent as an increase in orders from the minerals industry was more than offset by a decline in large orders due to the timing of order flow from the oil and gas industry.

Orders increased by $1,636 million, or 17 percent (8 percent in local currencies), from $9,665 million in 2003 to $11,301 million in 2004. Orders received by our Automation Products business area increased by 21 percent (13 percent in local currencies) in 2004, led by an increase in orders from industrial and building installations customers. Orders received by our Process Automation business area grew by 13 percent (5 percent in local currencies) in 2004, as growth in orders from the mining, cement, metals, marine and oil and gas industries exceeded declining orders from the chemicals, pharmaceuticals and pulp and paper markets. Orders received by our Manufacturing Automation business area increased by 16 percent (8 percent in local currencies), primarily driven by orders for automotive systems in North America and China. Orders from other divisions were $355 million in 2004, as compared to $344 million in 2003 representing 3 percent and 4 percent of the division orders, respectively.

In 2004, orders from Asia increased more quickly than in any other region. Orders from the Americas also grew, driven by a large order from a customer in the U.S. automotive sector. European orders grew in 2004, as increases in orders from western Europe more than offset a reduction in orders from eastern Europe following the receipt of a large order in Poland during 2003. Orders from the MEA increased moderately in 2004 relative to 2003.

Order backlog

Order backlog increased by $90 million, or 2 percent (13 percent in local currencies), to $4,395 million as of December 31, 2005 from $4,305 million as of December 31, 2004.

Order backlog increased by $493 million, or 13 percent (5 percent in local currencies), to $4,305 million as of December 31, 2004 from $3,812 million as of December 31, 2003, principally as a result of increased order intake during 2004.

Revenues

The distribution of revenues of our Automation Technologies division by business area was approximately as follows:

	Year ended December 31,
	2005	2004	2003
Automation Products	47%	47%	46%
Process Automation	40%	41%	40%
Manufacturing Automation	13%	12%	14%

Revenues increased by $1,161 million, or 11 percent (9 percent in local currencies), to $12,161 million in 2005 from $11,000 million in 2004. Revenues from our Automation Products business area grew 10 percent (9 percent in local currencies), primarily as a result of increased order intake. Revenues from our Process Automation business area increased by 8 percent (6 percent in local currencies), reflecting growth in the marine and minerals business, principally from the turbochargers and process industries. Revenues from our Manufacturing Automation business area grew 23 percent (22 percent in local currencies), with increases in both the products and systems businesses. Revenues from other divisions were $400 million in 2005 as compared to $391 million in 2004 representing 3 percent and 4 percent respectively of the division revenues.

Revenues increased by $1,398 million, or 15 percent (6 percent in local currencies), to $11,000 million in 2004 from $9,602 million in 2003, principally due to 17 percent (9 percent in local currencies) revenue growth in our Automation Products business area. Revenues in 2004 from our Process Automation business area increased by 16 percent (7 percent in local currencies), as growth in the oil and gas, minerals, turbocharging and control products businesses was moderated by declines in the pulp and paper and marine businesses. Our Manufacturing Automation business area, which accounted for 12 percent of

Automation Technologies’ 2004 revenues, decreased 2 percent (10 percent in local currencies) as a result of a weak backlog of system orders.

The geographic distribution of revenues in 2005, 2004 and 2003 for our Automation Technologies division was approximately as follows:

	Year ended December 31,
	2005	2004	2003
Europe	58%	60%	61%
Americas	17%	15%	18%
Asia	20%	19%	16%
Middle East and Africa	5%	6%	5%
Total	100%	100%	100%

We estimate that approximately 10 percent of the total division revenues are subsequently distributed or resold, and we believe the end users are distributed evenly between the ultimate destinations of Asia, the Americas and the MEA.

In 2005, revenues from the Americas grew significantly, reflecting the receipt of several large orders in 2004. Revenues in 2005 also increased strongly in Asia, which continued to be the second largest source of revenues for our Automation Technologies division. European revenues in 2005 grew with increases in both western and eastern Europe, as Europe remained the division’s largest source of revenues. Revenues from the MEA declined in 2005.

Revenues generated in Asia grew significantly in 2004, as sales growth led by China and India caused Asia to become Automation Technologies’ second largest regional source of revenues. Revenues increased in Europe, which remained the largest source of revenues. Revenues from the Americas fell slightly in 2004, due to lower orders in 2003, principally from the automotive industry. Revenues from the MEA in 2004 increased following the receipt of several large orders in 2003.

Cost of sales

Cost of sales increased $721 million, or 9 percent (8 percent in local currencies), to $8,486 million in 2005 from $7,765 million in 2004. The gross profit margin for our Automation Technologies division increased to 30.2 percent in 2005 from 29.4 percent in 2004, as cost migration initiatives and productivity gains more than offset increased costs for raw materials, particularly steel and copper.

Cost of sales increased $948 million, or 14 percent (6 percent in local currencies), to $7,765 million in 2004 from $6,817 million in 2003. The gross profit margin for our Automation Technologies division increased to 29.4 percent in 2004, from 29.0 percent in 2003, following cost reduction and productivity gains from the restructuring programs and operational excellence initiatives, offset in part by increased costs for raw materials, particularly steel, copper and oil.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by $185 million, or 9 percent (8 percent in local currencies), to $2,355 million in 2005 from $2,170 million in 2004. Expressed as a percentage of revenues, selling, general and administrative expenses decreased slightly to 19.4 percent in 2005 from 19.7 percent in 2004, as savings in general and administrative expenses due to cost reduction and other initiatives were offset by an increase in the sales forces deployed in emerging and growth markets.

Selling, general and administrative expenses increased by $257 million, or 13 percent (4 percent in local currencies), to $2,170 million in 2004 from $1,913 million in 2003. Expressed as a percentage of revenues, selling, general and administrative expenses decreased to 19.7 percent in 2004 from 19.9 percent in 2003, reflecting savings in the general and administrative expenses primarily from previously implemented restructuring programs.

Earnings before interest and taxes

EBIT for our Automation Technologies division grew $289 million, or 28 percent (27 percent in local currencies), from $1,023 million in 2004 to $1,312 million in 2005. EBIT margin for the division increased to 10.8 percent in 2005 from 9.3 percent in 2004. EBIT margin increased in our Automation Products and Process Automation business areas. EBIT margin decreased in our Manufacturing Automation business area due to lower margin realized on large orders.

EBIT for our Automation Technologies division grew $288 million, or 39 percent (30 percent in local currencies), to $1,023 million in 2004. EBIT margin for the division increased to 9.3 percent in 2004 from 7.7 percent in 2003, reflecting an increase in the EBIT margin for all business areas due to productivity improvements, benefits from operational excellence initiatives and a decrease in restructuring costs from $139 million in 2003 to $72 million in 2004.

Non-core activities

Orders

Orders received by our Non-core activities division for the years ended December 31, 2005, 2004 and 2003, were as follows:

	Year ended December 31,
	2005	2004	2003
	(U.S. dollars in millions)
Oil, Gas and Petrochemicals	$698	$1,216	$1,156
Equity Ventures	2	7	26
Structured Finance	5	3	31
Building Systems	347	388	1,616
Other Non-core activities	59	79	515
Total Non-core activities	$1,111	$1,693	$3,344

Orders received in our Non-core activities division declined by 34 percent and 49 percent in 2005 and 2004, respectively. The reduction in orders during 2005 was mainly due to changes in the bidding policy of our Oil, Gas and Petrochemicals business. Divestments in our Building Systems business and the reduction of activities in the Other Non-core activities business primarily contributed to the decrease in orders received during 2004 as compared to 2003.

In 2005, 33 percent of the orders for our Oil, Gas and Petrochemicals business originated from Europe, with the remaining orders equally distributed among the other regions. Large orders in our Oil, Gas and Petrochemicals business decreased by 67 percent, while base orders increased by 9 percent in 2005 as compared to 2004. Within the Building Systems business, 96 percent of the orders in 2005 were received by our German business.

In 2004, orders for our Oil, Gas and Petrochemicals business increased mainly through an increase in base orders. Large orders in 2004, which decreased 2 percent from 2003, included projects in Sweden, Russia, China, Poland and the Middle East. Orders increased in all regions during 2004 as compared to 2003. More than 60 percent of the orders in 2004 originated from Europe, with approximately 8 percent originating from the Americas and the remainder originating in equal proportions from Asia and the MEA.

Within our Building Systems business, 91 percent of the orders in 2004 were received by our German business and 6 percent were received by the Swiss business, which we sold in February 2004.

Order backlog

Order backlog in our Non-core activities division was as follows:

	Year ended December 31,
	2005	2004	2003
	(U.S. dollars in millions)
Oil, Gas and Petrochemicals	$774	$1,251	$1,264
Equity Ventures	—	—	—
Structured Finance	—	—	2
Building Systems	151	255	554
Other Non-core activities	4	27	42
Total Non-core activities	$929	$1,533	$1,862

Revenues

Revenues from our Non-core activities division were as follows:

	Year ended December 31,
	2005	2004	2003
	(U.S. dollars in millions)
Oil, Gas and Petrochemicals	$933	$1,079	$1,895
Equity Ventures	2	7	26
Structured Finance	5	4	31
Building Systems	421	508	1,829
Other Non-core activities	60	93	540
Total Non-core activities	$1,421	$1,691	$4,321

Revenues in our Non-core activities division decreased by 16 percent and 61 percent in 2005 and 2004, respectively.

Revenues in our Oil, Gas and Petrochemicals business decreased 14 percent and 43 percent in 2005 and 2004, respectively, primarily as a result of the lower orders in the EPC business following the change in bidding policy in 2005 in this business. Building Systems revenues decreased by 17 percent and 72 percent in 2005 and 2004, respectively, primarily as a result of divestments. 89 percent and 80 percent of all Building Systems revenues were generated in Germany, in 2005 and 2004, respectively. Our Building Systems business in the United States accounted for 7 percent and 10 percent of revenues in 2005 and 2004, respectively.

Substantially all of our Structured Finance business has been divested and the reported revenues represent transactions relating to the remaining lease portfolios.

Our Equity Ventures business primarily includes our investments in equity accounted companies, the results of which are recorded in other income (expense), net.

Other Non-core activities revenues were generated principally by our Distributed Energy operations in Europe. In 2005, Other Non-core activities revenues decreased by $33 million, or 35 percent, due to the ongoing divestment and related closing processes in our customer service workshop and distributed energy businesses.

Earnings before interest and taxes

EBIT for our Non-core activities division was as follows:

	Year ended December 31,
	2005	2004	2003
	(U.S. dollars in millions)
Oil, Gas and Petrochemicals	$48	$(4)	$(296)
Equity Ventures	69	69	76
Structured Finance	—	(14)	(68)
Building Systems	(37)	(70)	(104)
Other Non-core activities	(46)	(43)	(128)
Total Non-core activities	$34	$(62)	$(520)

EBIT for the Oil, Gas and Petrochemicals business increased in 2005 as compared to 2004, largely due to improved order intake quality, improvements in project execution in the EPC business and increased profitability in its technology business. EBIT in the Oil, Gas and Petrochemicals business in 2004 improved relative to 2003, reflecting better project execution capabilities as well as a significant reduction in project-related write-offs in 2004. EBIT in 2005 and 2004 was also affected by stronger performance following the winding down of unprofitable long-term, fixed price EPC projects and increased revenue related to the licensing of process technologies, partially offset by higher operating costs by the floating production systems business.

EBIT losses for the Building Systems business decreased by $33 million in 2005 as compared to 2004, primarily due to project execution improvements in the United States, partially offset by losses in Denmark related to an arbitration ruling. In 2004, EBIT losses decreased by $34 million relative to 2003, primarily due to operational improvements and a reduction in restructuring expenses, partially offset by losses in the United States and the loss of income from the profitable Nordic and Swiss businesses sold in the third quarter of 2003 and February 2004, respectively.

EBIT for the Equity Ventures business was $69 million in both 2005 and 2004. Increased earnings during 2005 from our investment in a power project in Neyveli, India, in 2005 were offset by a loss on the sale of our investment in the Termobahia power project in Brazil and a reduction of the value of our investment in a power plant in Columbia. EBIT generated by the Equity Ventures business decreased by $7 million in 2004 as compared to 2003. EBIT in 2003 also included a $28 million gain on the sale of investments in Australia.

EBIT losses for our Structured Finance business decreased by $14 million in 2005 as compared to 2004, partially due to the termination of certain leases in Switzerland and decreased losses on divested companies in 2004. In 2004, EBIT losses decreased by $54 million as compared to 2003, primarily due to $67 million of losses associated with the divestment of the Swedish Export Credit Corporation in 2003.

EBIT losses for our Other Non-core activities increased by $3 million in 2005 as compared to 2004, partly due to a provision of $8 million related to a retained liability of a business previously sold, partially offset by lower restructuring costs in 2005. EBIT for these activities improved by $85 million in 2004 as compared to 2003, due to the dissolution of the group processes business, which represented $0 million and $42 million of the losses in 2004 and 2003, respectively.

Corporate/Other

Our Corporate/Other division comprises headquarters and stewardship, research and development and other activities. EBIT for our Corporate/Other division was as follows:

	Year ended December 31,
	2005	2004	2003
	(U.S. dollars in millions)
Headquarters and stewardship	$(304)	$(438)	$(363)
Research and Development	(90)	(91)	(92)
Other	1	6	(65)
Total Corporate/Other	$(393)	$(523)	$(520)

Headquarters and stewardship operating costs decreased by $134 million in 2005 after increasing $75 million in 2004 as compared to 2003. The reduction in 2005 was due to specific efforts to reduce corporate costs. These cost savings were partly offset by additional costs related to the global implementation of internal controls over financial reporting as required by the Sarbanes-Oxley Act of 2002.

Other (including Real Estate and Group Treasury Operations) generated a small gain in 2005, mainly due to the sale of certain real estate properties in Switzerland, Sweden and Spain, partly offset by provisions made for costs related to vacant real estate properties in the United States and write-downs in the value of certain other real estate properties. The improvement in 2004 occurred in both Real Estate and Group Treasury Operations, due to reduced restructuring expenses and a reduction in the level of general and administrative expenses.

Discontinued operations

The loss from discontinued operations, net of tax is as set forth below.

	Year ended December 31,
	2005	2004	2003
	(U.S. dollars in millions)
Asbestos	$(133)	$(262)	$(142)
Upstream Oil, Gas and Petrochemicals	1	(70)	(44)
Reinsurance	—	(41)	(97)
Structured Finance	(28)	36	(26)
Power Lines	(9)	(72)	(14)
Others	26	(30)	(41)
Loss from discontinued operations, net of tax	$(143)	$(439)	$(364)

Tax expense, net, in discontinued operations was a benefit of $8 million in 2005 and an expense of $21 million and $54 million in 2004 and 2003, respectively.

In addition to the businesses already classified in discontinued operations, we may from time to time dispose of or close businesses that are not integral to our core divisions. If such a business meets the criteria of SFAS 144, we will reflect the results of operations from the business as discontinued operations in our Consolidated Income Statement and as assets and liabilities held for sale and in discontinued operations in our Consolidated Balance Sheet. We will reclassify the prior years’ presentation to reflect any disposals or closures on a comparable basis.

Asbestos

An overview of our asbestos-related obligations is included separately in “Contingencies and retained liabilities” below, as well as in Note 17 of the Consolidated Financial Statements.

Upstream Oil, Gas and Petrochemicals business

In 2004, we sold our Upstream Oil, Gas and Petrochemicals business for net cash proceeds of approximately $800 million, reflecting an initial sales price of $925 million adjusted for unfunded pension liabilities and changes in net working capital. The Upstream Oil, Gas and Petrochemicals business had revenues of $855 million and $1,499 million in 2004 and 2003, respectively, and net losses of $70 million and $44 million in 2004 and 2003, respectively.

Reinsurance

In 2004, we completed the sale of our Reinsurance business for gross cash proceeds of $415 million and net cash proceeds of approximately $280 million. The Reinsurance business had revenues of $139 million and $782 million and losses of $41 million and $97 million in loss from discontinued operations in 2004 and 2003, respectively. The 2003 net loss of $97 million includes a $154 million impairment charge and an allocation of interest of $15 million in accordance with EITF 87-24, offset by income from operations of $72 million.

Structured Finance

In 2002, we completed the sale of most of our Structured Finance business to General Electric Capital Corporation (GE) for approximately $2.0 billion. Pursuant to the sale and purchase agreement, we provided cash collateralized letters of credit to GE as security for certain performance-related obligations retained by us, which amounted to $15 million as of December 31, 2005.

As a continuation of the divestment of our Structured Finance business, we completed the sale of ABB Export Bank in December 2003 for approximately $50 million. ABB Export Bank had revenues of $9 million and a net loss of $9 million in 2003.

In November 2005, we completed the sale of our remaining Structured Finance business by divesting the Lease portfolio business in Finland. At the time of sale, this business had lease and loan financial receivables of approximately $300 million, and was the last remaining major entity of our Structured Finance business. In 2005, we recorded a loss of $28 million in loss from discontinued operations, principally related to the loss on sale of this business.

Power Lines

During 2004, we reclassified the Power Lines businesses in Nigeria, Italy and Germany to discontinued operations. The sale of these businesses, which were part of our Power Technologies division, was completed in 2005. These reclassified businesses had revenues of $27 million, $117 million and $187 million and net losses recorded in discontinued operations of $12 million, $75 million and $10 million for the years ended December 31, 2005, 2004, and 2003, respectively.

We currently plan to sell our remaining Power Lines businesses in Brazil, Mexico, Venezuela and South Africa. These businesses had revenues of $102 million, $79 million and $70 million in 2005, 2004 and 2003, respectively. They also reported net income of $3 million in each of 2005 and 2004, and a net loss of $4 million in 2003, recorded in loss from discontinued operations.

Others

In 2005, income from other sold businesses of $26 million primarily resulted from a gain on the sale of our Control Valves business in Japan, and an adjustment of provisions recorded in previous years for the divestment of other businesses. The losses reported from other sold businesses of $30 million and $41 million in 2004 and 2003, respectively, primarily relate to the divestments of our Foundry business and our MDCV Cable business.

LIQUIDITY AND CAPITAL RESOURCES

Principal sources of funding

In 2005, 2004 and 2003, we met our liquidity needs using cash from operations, bank borrowings, the proceeds from the issuance of debt and equity securities, divestment proceeds, and, although to a lesser extent in 2005, the sales of receivables under our securitization programs. In 2003, we completed a number of steps to strengthen our Consolidated Balance Sheet and to improve our liquidity, including:

•       the issuance of convertible unsubordinated bonds of an aggregate principal amount of CHF 1,000 million, due 2010 (equivalent to approximately $722 million at the date of issuance), and straight bonds of 650 million euro (equivalent to approximately $769 million at the date of issuance), see “Bonds and notes;”

•       a rights issue providing net proceeds of approximately $2.5 billion, see “Rights issue;”

•       a $1 billion unsecured revolving credit facility that provided a further potential source of funds, see “Credit facilities;” and

•       the sale of 80 million treasury shares providing net proceeds of approximately $156 million.

These actions in 2003 provided a stronger financial base for our core operations, and deleveraged our balance sheet by reducing our gearing (defined as total debt divided by the sum of total debt and the stockholders’ equity including minority interest) to 71 percent as of December 31, 2003 (see “Financial Position”).

During 2005 and 2004, our financial position was further strengthened by cash flow from operating activities of $1,012 and $902 million, respectively, and, in 2004, by the proceeds from sales of businesses (net of cash disposed) of $1,182 million. While in 2004 we used the cash to repay maturing debt and to repurchase debt, the strengthening of our financial position, together with cash generated from our operations, enabled us in 2005 to reduce the level of our securitization programs (see “Securitization Programs”), to repurchase debt (see “Bond repurchases”) and to make discretionary pension contributions. The debt reductions are reflected in the reduction in gearing from 71 percent as of December 31, 2003 to 63 percent as of December 31, 2004 and to 52 percent as of December 31, 2005 (see “Financial Position”).

We believe that our ability to obtain funding from the sources described above will continue to provide the cash flows necessary to satisfy our working capital and capital expenditure requirements, as well as to meet our debt repayments and other financial commitments for the next twelve months. Due to the nature of our operations, our cash flow from operations generally tends to be weaker in the first half of the year than in the second half of the year.

Rights issue

On November 20, 2003, our shareholders approved the issuance of 840,006,602 new shares pursuant to a fully underwritten rights issue. For each share that they owned, holders of existing shares were allocated one right to purchase the offered shares. For every 10 rights, holders of existing shares were entitled to purchase seven offered shares. The banks agreed to underwrite 840,006,602 shares at an issue price of CHF 4.00 per share, representing a discount of approximately 50 percent to the share price at the time and providing for net proceeds of $2,487 million. The rights issue was completed on December 12, 2003 when the cash was received.

Interest rates

We have obtained financing in a range of currencies and maturities and on various interest rate terms. We use derivatives to reduce the interest rate and/or foreign exchange exposures arising on our debt. For example, to reduce our exposure to interest rates, we use interest rate swaps to effectively convert fixed rate borrowings into floating rate liabilities and we use cross-currency swaps to effectively convert foreign currency denominated bonds into U.S. dollar liabilities.

During 2005, we entered into interest rate swaps to hedge our interest obligations on the 6.5% 650 million euro bonds, due 2011, and the 3.75% 500 million Swiss franc bonds, due 2009 (see “Bonds and notes”) and to reduce the proportion of fixed rate to floating rate debt. After considering the impact of these interest rate swaps, the 6.5% 650 million euro bonds effectively became floating rate euro obligations, while the 3.75% 500 million Swiss franc bonds effectively became floating rate Swiss franc obligations.

As of December 31, 2005, after considering the effects of interest rate swaps, the effective average interest rate on our floating rate long-term borrowings (including current maturities) of $2,002 million and our fixed rate long-term borrowings (including current maturities) of $278 million was 7.0 percent and 5.4 percent, respectively. This compares with an effective rate of 6.0 percent for floating rate long-term borrowings and 5.5 percent for fixed-rate long-term borrowings as of December 31, 2004. These figures exclude the interest on our convertible bonds, which bore interest at an effective rate of 4.1 percent as of December 31, 2005 and 2004. A discussion of our use of derivatives to modify the characteristics of our long-term borrowings is contained in Note 14 to our Consolidated Financial Statements.

Bond repurchases

During 2005, we repurchased debt securities with a total face value of $307 million, primarily a portion of our 3.75% 500 million Swiss franc bonds, due 2009, and recognized a loss on extinguishment of debt of $19 million on the repurchases.

During 2004, through open market repurchases, we repurchased a portion of our public bonds with a total equivalent face value of $513 million. These repurchases resulted in a gain on extinguishments of debt of approximately $6 million. In addition, in July 2004, we announced tender offers to repurchase all of the outstanding 5.375% 300 million euro bonds, due 2005, and 5.125% 475 million euro bonds, due 2006, being approximately 275 million euro and approximately 368 million euro, respectively. In conjunction with the tender offers, we convened bondholders’ meetings to amend the terms of these bonds, to allow us to call and redeem those bonds that were not tendered under the respective tender offer. In September 2004, bonds validly tendered and accepted under the tender offers were settled and we exercised our option to redeem early the remaining outstanding 2005 and 2006 bonds that were not tendered. The open market repurchases, combined with the tender offers and calls, resulted in a decrease in total borrowings during 2004 of $1,330 million.

Bonds and notes

In 2005 and 2004, we did not issue any bonds. In 2003, we completed two note issuances, including the issuance of bonds convertible into our shares, as sources of funding.

Details of our outstanding bonds are as follows:

	At December 31, 2005			At December 31, 2004
	Nominal		Carrying	Nominal		Carrying
	outstanding		value(1)	outstanding		value(1)
	(in millions)			(in millions)
Public bonds:
4.625% USD Convertible Bonds, due 2007	USD	968	$921	USD	968	$890
3.5% CHF Convertible Bonds, due 2010	CHF	1,000	759	CHF	1,000	885
9.5% EUR Instruments, due 2008	EUR	500	614	EUR	500	728
10% GBP Instruments, due 2009	GBP	200	353	GBP	200	382
3.75% CHF Bonds, due 2009	CHF	108	81	CHF	500	442
6.5% EUR Instruments, due 2011	EUR	650	764	EUR	650	887
0.5% JPY Instruments, due 2005		—	—	JPY	17,425	171
Private placements			181			433
Total Outstanding Bonds			$3,673			$4,818

(1)    USD carrying value is net of bond discounts and adjustments for fair value hedge accounting, where appropriate.

In September 2003, we issued 3.5% CHF Convertible Bonds, due 2010, of an aggregate principal amount of CHF 1,000 million (approximately $722 million at the date of issuance). This transaction lengthened the maturity profile of our debt, thereby reducing our dependence on short-term funding. We used the proceeds, net of expenses and fees, to reduce our drawing under our then-current credit facility. The convertible bonds pay interest annually in arrears at a fixed annual rate of 3.5 percent. The conversion price is subject to adjustment provisions to protect against dilution or change in control. As a result of the rights issue discussed above, the conversion price and conversion ratio of the bonds were adjusted to 9.53 Swiss francs and 524.65897 shares, respectively, effective December 12, 2003, representing 104,931,794 shares if the bonds are fully converted.

The bonds are convertible at the option of the bondholder at any time from October 21, 2003 up to and including the tenth business day prior to September 10, 2010. We may at any time on or after September 10, 2007 redeem the outstanding bonds at par plus accrued interest if, for a certain number of days during a specified period of time, the official closing price of our registered shares on the relevant exchange has been at least 150 percent of the conversion price. In addition, at any time prior to maturity, we can redeem the outstanding bonds at par plus accrued interest, if at least 85 percent in aggregate of the principal amount of bonds originally issued have been redeemed, converted or purchased and cancelled. We have the option to redeem the bonds when due in cash, registered shares or any combination thereof.

In November 2003, we issued 6.5% EUR Instruments, due 2011, in an aggregate principal amount of 650 million euro (approximately $769 million at the time of issuance). These bonds pay interest semi-annually in arrears at a fixed annual rate of 6.5 percent. In the event of a change of control of ABB, the terms of the bonds require us to offer to repurchase the bonds at 101 percent of the principal amount thereof, plus any accrued interest.

The 4.625% USD Convertible Bonds, due 2007, pay interest semi-annually in arrears at a fixed annual rate of 4.625 percent. The conversion price is subject to adjustment provisions to protect against dilution or change in control. As a result of the rights issue, the conversion price of the bonds was adjusted, effective November 21, 2003, to 14.64 Swiss francs (converted into U.S. dollars at the fixed exchange rate of 1.6216 Swiss francs per U.S. dollar). As a result of the amendment to the bonds in May 2004, described below, the conversion price of the bonds was amended to $9.03, representing 107,198,228 shares if the bonds are fully converted.

The 4.625% USD Convertible Bonds, due 2007, are convertible at the option of the bondholder at any time from June 26, 2002 up to and including May 2, 2007. We may, at any time on or after May 16, 2005,

redeem the outstanding bonds at par plus accrued interest if (1) for a certain number of days during a specified period of time, the official closing price of our American Depositary Shares on the New York Stock Exchange exceeds 170 percent of the conversion price or (2) at least 85 percent in aggregate principal amount of bonds originally issued have been exchanged, redeemed or purchased and cancelled. We have the option to redeem the bonds when due, in cash, American Depositary Shares or any combination thereof.

Prior to May 2004, a component of the 4.625% USD Convertible Bonds, due 2007, had to be accounted for as an embedded derivative, as the shares to be issued upon conversion were denominated in Swiss francs, while the bonds are denominated in U.S. dollars. A portion of the issuance proceeds was deemed to relate to the value of the derivative on issuance and subsequent changes in value of the derivative were recorded through earnings and as an adjustment to the carrying value of the bonds. The allocation of a portion of the proceeds to the derivative created a discount on issuance that was being amortized to earnings over the life of the bonds. On May 28, 2004, bondholders voted in favor of our proposed amendment to the terms of the bonds whereby, if the bonds are converted, we will deliver U.S. dollar-denominated American Depositary Shares rather than Swiss franc-denominated ordinary shares. The conversion price was set at $9.03. As a result of the amendment, it was no longer appropriate to account for a portion of the bonds as a derivative. Consequently, on May 28, 2004, the value of the derivative was fixed and the amount previously accounted for separately as an embedded derivative was considered to be a component of the carrying value of the bonds at that date. This carrying value is being accreted to the $968 million par value of the bonds as an expense in interest and other finance expense over the remaining life of the bonds. The amortization of the discount on the bonds will be between $7 million and $9 million per quarter until the bonds mature in May 2007.

The 10% GBP Instruments, due 2009, and the 9.5% EUR Instruments, due 2008, contain certain clauses linking the interest paid on the bonds to the credit rating assigned to the bonds. If the rating assigned to these bonds by both Moody’s and Standard & Poor’s remains at or above Baa3 and BBB-, respectively, then the interest rate on the bonds remains at the level at issuance, that is 10 percent and 9.5 percent, for the sterling-denominated and euro-denominated bonds, respectively. However, as the rating assigned by Moody’s decreased below Baa3 in October 2002, the annual interest rate on the bonds increased by 1.5 percent per annum to 11.5 percent and 11 percent for the sterling-denominated and euro-denominated bonds, respectively. If, after this rating decrease, the rating assigned by both Moody’s and Standard & Poor’s returns to a level at or above Baa3 and BBB-, respectively, then the interest rates on the bonds return to their original levels. The increase in interest costs resulting from the downgrade of our long-term credit rating in October 2002 is effective for interest periods beginning after the payment of the coupon accruing at the date of the downgrade. The total impact on 2005, 2004 and 2003 was an increase in interest expense of approximately $15 million, $15 million and $13 million, respectively. Future years will also be affected if our credit ratings do not return to at least both Baa3 and BBB- from Moody’s and Standard & Poor’s, respectively.

A cross-currency swap has been used to modify the characteristics of the sterling-denominated bonds and an interest rate swap has been used to modify the euro-denominated bonds. After considering the impact of the cross-currency and interest rate swaps, the sterling-denominated bonds effectively became floating rate U.S. dollar obligations, while the euro-denominated bonds became floating rate euro obligations. In both cases, the floating rate resets every three months. See Note 14 to our Consolidated Financial Statements.

Substantially all of our publicly traded bonds contain cross-default clauses which would allow the bondholders to demand repayment if we were to default on certain borrowings at or above a specified threshold amount. Furthermore, all such bonds constitute unsecured and unsubordinated obligations of us and rank pari passu with our other debt obligations.

Commercial paper

In November 2005, we signed a new commercial paper program allowing us to issue short-term commercial paper in either Swedish krona or euro, up to a maximum equivalent nominal amount of 5 billion Swedish krona (equivalent to approximately $628 million). The signing of this program broadens our funding base and allows us access to an additional source of short-term liquidity to which our access was restricted after the reduction in our credit rating to below investment grade in October 2002.

Credit facilities

On July 4, 2005, we signed a new five-year, $2 billion multicurrency revolving credit facility and cancelled the three-year $1 billion credit facility that was due to expire in November 2006. As a result of canceling the $1 billion facility prior to expiry, we recorded, in July 2005, a charge of $12 million in interest and other finance expense to write off unamortized costs related to this facility.

The new $2 billion facility contains financial covenants in respect of minimum interest coverage and maximum net leverage. We are required to meet these covenants on a semi-annual basis, at June and December. Since, in April 2006, our corporate credit rating reached certain defined levels, the minimum interest coverage covenant will no longer be applicable. As of December 31, 2005, we were in compliance with these covenants and no amount was drawn under the facility. The facility contains cross-default clauses whereby an event of default would occur if we were to default on indebtedness, as defined in the facility, at or above a specified threshold.

The $2 billion facility replaced an unsecured syndicated $1 billion three-year revolving credit facility that we had entered in November 2003, as part of our capital strengthening program. As of December 31, 2004 and 2003, nothing was outstanding under that facility.

Securitization programs

In addition to the aforementioned primary sources of liquidity and capital resources, we also sell certain trade receivables to VIEs, unrelated to us, in revolving-period securitization programs. During 2005, we re-assessed our need for these securitization programs, terminating one program and reducing the size of the other program. As of December 31, 2005, the remaining securitization program is with a VIE that is not required to be consolidated in accordance with FIN46(R).

For further discussion of our securitization programs, see the section entitled “Off-balance sheet arrangements” below and Notes 2 and 8 to our Consolidated Financial Statements.

Credit ratings

Credit ratings are assessments by the rating agencies of the credit risk associated with our company and are based on information provided by us or other sources that the rating agencies consider reliable. Lower ratings generally result in higher borrowing costs and reduced access to capital markets.

As of December 31, 2005 and 2004, our long-term company ratings were Ba2 and BB+ (our long-term unsecured debt was rated Ba2 and BB-) from Moody’s and Standard & Poor’s, respectively. On April 3, 2006, Standard & Poor’s raised our long-term company rating to BBB- from BB+ and our long-term unsecured debt from BB- to BB+. On April 12, 2006, Moody’s raised our long-term debt rating from Ba2 to Baa3 with positive outlook and withdrew the corporate family rating (that relates only to non-investment grade companies). Baa3 (or above) and BBB- (or above) from Moody’s and Standard & Poor’s, respectively, represent “investment grade” ratings.

An “investment grade” is represented by Baa3 (or above) and BBB- (or above) from Moody’s and Standard & Poor’s, respectively. As a result of Standard & Poor’s raising our rating in April 2006, our long-term company rating from Standard& Poor’s is that of an “investment grade” company. A rating below investment grade is reflected in generally higher interest costs on borrowings. However, in 2005, we achieved terms on our $2 billion credit facility that are similar to those of a company with an “investment grade” rating.

Limitations on transfers of funds

Currency and other local regulatory limitations related to the transfer of funds exist in a number of countries where we operate, including: Brazil, China, Egypt, India, Malaysia, Russia, Saudi Arabia, South Africa, South Korea, Taiwan, Thailand, Turkey and Venezuela. Funds, other than regular dividends, fees or loan repayments, cannot be transferred offshore from these countries and are therefore deposited and used for working capital needs locally. As a consequence, these funds are not available within our Group Treasury Operations to meet short-term cash obligations outside the relevant country. These funds are reported as cash on our Consolidated Balance Sheet, but we do not consider these funds immediately available for the repayment of debt outside the respective countries where the cash is situated, including those described above. As of December 31, 2005 and 2004, the balance of cash, marketable securities and other short-term investments under such limitations totaled approximately $900 million and $750 million, respectively.

FINANCIAL POSITION

Balance sheet

During 2005 and 2004, divestments and discontinuations of certain businesses were recorded as discontinued operations pursuant to SFAS 144, as discussed in detail under the section above entitled “Application of critical accounting policies—Accounting for discontinued operations.” Accordingly, the balance sheet data for all periods presented have been restated to present the financial position and results of operations of the businesses meeting the criteria of SFAS 144 as assets and liabilities held for sale and in discontinued operations.

Current assets

	As of December 31,
	2005	2004
	(U.S. dollars in millions)
Cash and equivalents	$3,226	$3,676
Marketable securities and short-term investments	368	524
Receivables, net	6,515	6,284
Inventories, net	3,074	3,178
Prepaid expenses	251	334
Deferred taxes	473	670
Other current assets	189	449
Assets held for sale and in discontinued operations	52	600
Total current assets	$14,148	$15,715

Our total current assets as of December 31, 2005, decreased by 10 percent, as compared to total current assets as of December 31, 2004. See “Cash flows” for a detailed discussion on changes in cash and equivalents.

As of December 31, 2005 and 2004, we had cash and equivalents and marketable securities and short-term investments totaling $3,594 million and $4,200, respectively. Approximately $1,960 million and $2,435 million as of December 31, 2005 and 2004, respectively, was invested by our Group Treasury Operations (GTO), and was denominated primarily in U.S. dollars and euros. Further amounts, totaling approximately $900 million and $750 million, as of December 31, 2005 and 2004, respectively, were deposited locally in countries where currency or other local regulatory limitations exist, as described above under “Liquidity and capital resources—Limitations on transfers of funds.” Balances not remitted to GTO are primarily denominated in the currency of the respective country holding the balance.

We invest surplus cash available in time deposits and marketable securities with varied maturities based on defined investment guidelines and the liquidity requirements of the business. Investments which have maturities of three months or less at the time of acquisition are classified as part of cash equivalents, and those that have maturities of more than three months at the time of acquisition are classified as part of marketable securities and short term investments. The balance of marketable securities and short-term investments will fluctuate depending on the timing of these investments.

Receivables, net, as at the end of 2005 increased from the end of 2004, primarily as a result of the wind down of securitization programs during the year.

Inventories, net, decreased by 3 percent reflecting a decrease in order volume in our Building Systems and Oil, Gas and Petrochemicals businesses.

Current liabilities

	As of December 31,
	2005	2004
	(U.S. dollars in millions)
Accounts payable, trade	$3,321	$4,256
Accounts payable, other	1,172	1,424
Short-term debt and current maturities of long-term debt	169	626
Advances from customers	1,005	929
Deferred taxes	187	200
Provisions and other	3,769	3,666
Accrued expenses	1,909	1,624
Liabilities held for sale and in discontinued operations	74	734
Total current liabilities	$11,606	$13,459

Total current liabilities at the end of 2005 decreased by 14 percent as compared to current liabilities as of December 31, 2004.

Total accounts payable as of December 31, 2005, decreased as compared to December 31, 2004, primarily due to decreases in all divisions. In addition, approximately $400 million of the decrease was related to the appreciation of the U.S. dollar relative to the local currencies.

Our short-term debt was lower at the end of 2005 relative to 2004, reflecting payments made during 2005 and the fact that we have no bond maturities in 2006 (see “Liquidity and capital resources”).

Provisions and other increased in 2005, primarily as a result of higher business volume and an increase due to the mark-to-market revaluation of shares reserved to cover a portion of our asbestos liabilities.

Non-current assets

	At December 31,
	2005	2004
	(U.S. dollars in millions)
Financing receivables	$645	$889
Property, plant and equipment, net	2,565	2,964
Goodwill	2,479	2,602
Other intangible assets, net	349	492
Prepaid pension and other employee benefits	605	549
Investments in equity method companies	618	596
Deferred taxes	628	504
Other non-current assets	239	366
Total non-current assets	$8,128	$8,962

Financing receivables as of December 31, 2005, which includes receivables from leases and loans receivable, decreased as compared to December 31, 2004, due to lease sales and currency impacts.

The decrease in the value of property, plant and equipment, net, between December 31, 2005, and December 31, 2004, mainly reflects the change in the value of the U.S. dollar against local currencies. The major capital expenditures during 2005 were investments in machinery and equipment in Germany, Italy, Finland and India offset primarily by depreciation.

During 2005, goodwill decreased principally due to the change in the value of the U.S. dollar against local currencies.

The reduction in other intangible assets, net, mainly reflects amortization on capitalized software and other intangible assets.

Non-current liabilities

	At December 31,
	2005	2004
	(U.S. dollars in millions)
Long-term debt	$3,933	$4,717
Pension and other employee benefits	1,233	1,551
Deferred taxes	692	750
Other liabilities	988	1,082
Total non-current liabilities	$6,846	$8,100

During 2005, long-term debt was significantly reduced through the repayment of maturing bonds, repurchases of debt securities with a total face value of $307 million and a favorable foreign exchange impact. Our gearing ratio, excluding borrowings in discontinued operations, was 52 percent as of December 31, 2005, as compared to 63 percent as of December 31, 2004, reflecting the reduction of our total debt and the impact of net income during 2005.

The reduction in the value of pension and other employee benefits during 2005 was mainly due to discretionary pension contributions.

Other liabilities includes non-current deposit liabilities of $309 million and $314 million, deferred income of $120 million and $143 million, non-current derivative liabilities of $63 million and $53 million and other non current liabilities of $241 million and $306 million as of December 31, 2005 and 2004, respectively. Other liabilities also includes provisions for the estimated environmental remediation costs related to our former Nuclear Technology business (see “Environmental Liabilities” below and Notes 17 and 19 to our Consolidated Financial Statements) of $255 million and $266 million as of December 31, 2005 and 2004, respectively.

Cash flows

In the Consolidated Statements of Cash Flows, the effects of the discontinued operations are not segregated, as permitted by Statement of Financial Accounting Standards No. 95 (SFAS 95), Statement of Cash Flows. The Consolidated Statements of Cash Flows can be summarized as follows:

	Year ended December 31,
	2005	2004	2003
	(U.S. dollars in millions)
Cash flows provided by (used in) operating activities	$1,012	$902	$(152)
Cash flows provided by (used in) investing activities	(316)	354	754
Cash flows provided by (used in) financing activities	(896)	(2,745)	1,582
Effects of exchange rate changes	(259)	74	150
Adjustment for the net change in cash and equivalents in assets held for sale and in discontinued operations	9	308	(80)
Net change in cash and equivalents—continuing operations	$(450)	$(1,107)	$2,254

Cash flows provided by (used in) operating activities

Operating assets and liabilities include marketable securities held for trading purposes, trade receivables, inventories, trade payables and other assets and liabilities. Debt and equity securities that are purchased and held principally for the purpose of sale in the near term are classified as trading securities. Cash flows from marketable securities classified as available-for-sale are reflected in investing activities. Cash flows from discontinued operations are included in the table below in the respective divisions in which these businesses were formerly classified.

In 2005, as compared to 2004, cash from operations from our Power Technologies division increased, primarily influenced by higher advances from customers and higher earnings. Over the same period, cash from operations provided by our Automation Technologies division decreased, mainly due to the discontinuation of securitization and discretionary pension contributions. Cash used in our Non-core activities division was higher as compared to 2004 primarily, caused by the Oil, Gas and Petrochemicals business using customer advances on several large projects. Cash used in our Corporate/Other division was lower in 2005 as compared to 2004, influenced primarily by cash inflows from derivatives in the treasury area and also a positive cash impact from securitization. There were also lower asbestos related cash payments in 2005. Cash inflows from operating activities improved by $110 million over 2004.

During 2004, cash flows provided by operating activities improved as compared to 2003, primarily because less cash was used in our Non-core activities and Corporate/Other divisions. In 2003, losses from Building Systems and Other Non-core activities primarily contributed to cash outflows in our Non-core activities division, and the cash used in our Corporate/Other division included $388 million in asbestos related cash payments. Our Automation Technologies division also contributed to the improvement in cash provided by operating activities from 2003 to 2004 through higher earnings and working capital improvements while cash provided by operating activities from our Power Technologies division decreased in the same period due to the timing of large projects and the related customer payments. The net cash provided by operating activities during 2004 was $902 million, which was a $1,054 million improvement as compared to the cash used of $152 million in 2003.

Cash flows provided by (used in) investing activities

	Year ended December 31,
	2005	2004	2003
	(U.S. dollars in millions)
Acquisitions, investments, divestitures, net	$(124)	$1,158	$488
Asset purchases, net of disposals	(339)	(420)	(392)
Other investing activities	147	(384)	658
Cash flows provided by (used in) investing activities	$(316)	$354	$754

Investing activities include: accounts receivable from leases and third party loans (financing receivables); net investments in marketable securities that are not held for trading purposes; asset purchases, net of disposals; and acquisitions of, investments in and divestitures of businesses. Net cash used in investing activities was $316 million during 2005, a change of $670 million from cash provided by investing activities of $354 million during 2004.

In 2005, we had a cash outflow from acquisitions, investments and divestitures, net, primarily due to the cash sold with our Leasing portfolio business in Finland and cash payments in connection with settlements related to our Upstream Oil, Gas and Petrochemicals business. Significant divestitures during 2004 were the sale of our Upstream Oil, Gas and Petrochemicals business ($800 million), the sale of our Reinsurance business ($280 million) and the sale of our entire interest in IXYS Corporation ($42 million).

During 2003, we received cash proceeds of $149 million from the sale of our 35 percent stake in Swedish Export Credit Corporation and $90 million from the sale of our investments in two Equity Ventures projects in Australia. Cash proceeds of approximately $213 million were received through the sale of our Building Systems businesses in Sweden, Norway, Denmark, Finland and Russia. In addition, the sale of the ABB Export Bank for approximately $50 million, and the sale of part of our Wind Energy business in our Non-core activities division, were completed during the fourth quarter of 2003. As a result of these divestitures and net cash outflows of $24 million for certain smaller investments and disposals, net cash inflows from purchases of, investments in and divestitures of businesses was $488 million during 2003.

The net cash outflows from the purchase and sale of property, plant and equipment was lower in 2005 as compared to 2004, reflecting lower investment in 2005. Major capital expenditures on investment in machinery and equipment during 2005 occurred in Germany, Italy, Finland and India. Cash outflow for capital investment in property, plant and equipment was only slightly higher in 2004 as compared to 2003. Major capital expenditures on investment in machinery and equipment during 2004 occurred in Germany, Italy, Finland and Sweden. In 2004, proceeds of $123 million were received on the sale of property, plant and equipment as compared to $155 million in 2003. Significant asset sales during 2004 included the sale of real estate properties in Switzerland, Germany and Italy.

During 2005, net cash provided by other investing activities was $147 million, which included lease sales and the release of restricted cash. During 2004, we contributed $549 million of available-for-sale debt securities to certain of our pension plans in Germany. A significant portion of these securities was purchased during 2004, which significantly increased net cash used in other investing activities.

Cash provided by other investing activities was $658 million in 2003. The cash provided by other investing activities largely resulted from cash proceeds of $390 million from the sale of financing receivables related to our Structured Finance business and net cash proceeds of $268 million from the sale of marketable securities that were not held for trading purposes, primarily relating to the Reinsurance business which we sold in April 2004 and the sale of our shares in the China National Petrochemical Corporation (Sinopec Corp.) for $80 million.

Cash flows provided by (used in) financing activities

	Year ended December 31,
	2005	2004	2003
	(U.S. dollars in millions)
Change in borrowings	$(832)	$(2,752)	$(1,016)
Capital and treasury stock transactions	35	(36)	2,675
Other financing activities	(99)	43	(77)
Cash flows provided by (used in) financing activities	$(896)	$(2,745)	$1,582

Our financing activities primarily include borrowings, both from the issuance of debt securities and directly from banks, and capital and treasury stock transactions.

Significant cash outflow from financing activities during 2005 included the repayment of maturing bonds and the repurchase of bonds. The cash inflow for the capital and treasury stock transactions primarily represented the capital increase resulting from our employee share acquisition program.

Cash outflows from financing activities during 2004 included the repayment of maturing bonds, open market repurchases of public bonds, tender offers for certain of our bonds and calls of those bonds not tendered. The cash outflow for the capital and treasury stock transactions represented payments made in 2004 in respect of certain tax and other liabilities incurred in connection with the rights issue carried out during the fourth quarter of 2003.

During 2003, as part of our strategy to lengthen our debt maturity profile, we replaced maturing short-term borrowings with long-term borrowings. Cash outflows in connection with borrowings reflected the repayment of short-term (including current portion of long-term) borrowings as they became due, partially offset by cash inflows from the proceeds of the 1,000 million Swiss francs convertible bonds and 650 million euro bonds issued in September and November 2003, respectively. The net proceeds of the rights issuance of $2.5 billion, completed in December 2003, and the proceeds from the sale of treasury shares during the first quarter of 2003 for $156 million contributed to the overall net cash inflow of $2,675 million during 2003.

DISCLOSURES ABOUT CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The contractual obligations presented in the table below represent our estimates of future payments under fixed contractual obligations and commitments. The amounts in the table may differ from those reported on our Consolidated Balance Sheet as of December 31, 2005. Changes in our business needs, cancellation provisions and interest rates, as well as actions by third parties and other factors, may cause these estimates to change. Because these estimates are necessarily subjective, our actual payments in future periods are likely to vary from those presented in the table. The following table summarizes certain of our contractual obligations and principal and interest payments under our debt instruments and leases as of December 31, 2005:

Payments due by period	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(U.S. dollars in millions)
Long-term debt obligations	$3,960	$27	$1,792	$1,235	$906
Interest payments related to long-term debt obligations	1,098	250	474	196	178
Operating lease obligations	1,683	319	488	367	509
Purchase obligations	2,908	2,044	412	224	228
Total	$9,649	$2,640	$3,166	$2,022	$1,821

We have determined our obligations in respect of our long-term debt obligations and interest payments related to long-term debt obligations by reference to the payments due under the terms of our debt obligations at the time such obligations were incurred. However, we use interest rate swaps to modify the characteristics of certain of our debt obligations. The net effect of these swaps may be to increase or decrease the stated amount of our cash interest payment obligations included in the above table. For further details on our debt obligations and the related hedges, please refer to Note 14 of our Consolidated Financial Statements.

OFF-BALANCE SHEET ARRANGEMENTS

Commercial commitments

Certain guarantees issued or modified after December 31, 2002 are accounted for in accordance with Financial Accounting Standards Board Interpretation No. 45 (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. Upon issuance of certain guarantees, a liability, equal to the fair value of the guarantee, is recorded.

FIN 45 requires that we disclose the “maximum potential exposure” of certain guarantees, as well as possible recourse provisions that may allow us to recover from third parties amounts paid out under such guarantees. The “maximum potential exposure” as defined by FIN 45 does not allow any discounting of our assessment of actual exposure under the guarantees. The information below reflects our maximum potential exposure under the guarantees, which is higher than our assessment of the expected exposure.

Guarantees

The following table provides quantitative data regarding our third-party guarantees. The maximum potential payments represent a “worst-case scenario,” and do not reflect our expected results.

	At December 31,
	2005		2004
	Maximum potential payments	Carrying amount of liabilities	Maximum potential payments	Carrying amount of liabilities
	(U.S. dollars in millions)
Third-party performance guarantees	$1,197	$1	$1,525	$2
Financial guarantees	209	—	253	1
Indemnification guarantees	150	13	198	16
Total	$1,556	$14	$1,976	$19

Guarantees related to third-party performance

Performance guarantees represent obligations where we guarantee the performance of a third party’s product or service according to the terms of a contract. Such guarantees may include guarantees that a project will be completed within a specified time. If the third party does not fulfill the obligation, we will compensate the guaranteed party in cash or in kind. Performance guarantees include surety bonds, advance payment guarantees and performance standby letters of credit.

We retained obligations for guarantees related to the Power Generation business contributed in 1999 to the former ABB ALSTOM POWER NV joint venture. The guarantees primarily consist of performance guarantees, advance payment guarantees and other miscellaneous guarantees under certain contracts such as indemnification for personal injuries and property damages, taxes, and compliance with labor laws, environmental laws and patents. The guarantees are related to projects that are expected to be completed by 2015, but in some cases the guarantees have no definite expiration. In 2000, we sold our interest in the ABB ALSTOM POWER NV joint venture to ALSTOM SA (ALSTOM). As a result, ALSTOM and its subsidiaries have primary responsibility for performing the obligations that are the subject of the guarantees. Further, ALSTOM, the parent company, and ALSTOM POWER NV, formerly ABB ALSTOM POWER NV, have undertaken jointly and severally to fully indemnify and hold us harmless against any claims arising under such guarantees. Our best estimate of the total maximum potential exposure of quantifiable guarantees issued by us on behalf of the Power Generation business is approximately $756 million and $875 million as of December 31, 2005 and 2004, respectively. We have not experienced any losses related to guarantees issued on behalf of the Power Generation business.

We have retained obligations for guarantees related to the Upstream Oil, Gas and Petrochemicals business sold in July 2004. The guarantees primarily consist of third-party performance guarantees, advance payment guarantees and other miscellaneous guarantees. The guarantees have maturity dates ranging from one to five years. The maximum amount payable under the guarantees was approximately $440 million and $650 million as of December 31, 2005 and 2004, respectively. We have the ability to recover potential payments under these guarantees through certain backstop guarantees. The maximum potential recovery under these backstop guarantees as of December 31, 2005 was approximately $108 million.

Guarantees relating to financial obligations

Financial guarantees represent irrevocable assurances that we will make payment to a beneficiary in the event that a third party fails to fulfill its financial obligations and the beneficiary under the guarantee incurs a loss due to that failure.

As of December 31, 2005 and 2004, we had $209 million and $253 million, respectively, of financial guarantees outstanding. Of those amounts, $95 million and $123 million, respectively, were issued on behalf of companies in which we currently have or formerly had an equity interest. The guarantees have original maturity dates ranging from one to thirteen years.

Guarantees relating to indemnification

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

We delivered to the purchasers of the Upstream Oil, Gas and Petrochemicals business and Reinsurance business guarantees related to assets and liabilities divested in 2004. The maximum liability as of December 31, 2005 and 2004, of approximately $150 million and $198 million, respectively, relating to the Upstream Oil, Gas and Petrochemicals and Reinsurance businesses will reduce over time, pursuant to the respective sales agreements. The fair value of these guarantees is not material.

Other commitments

We have granted lines of credit and have committed to provide additional capital for certain equity accounted companies. As of December 31, 2005, the total unused lines of credit amounted to $74 million and capital commitment guarantees amounted to $25 million.

Securitization programs

In addition to the primary sources of liquidity and capital resources described in the section entitled “Liquidity and Capital Resources,” we have sold certain trade receivables to VIEs, unrelated to us, in revolving-period securitization programs. During 2005, we re-assessed our need for these securitization programs, terminating one program and reducing the size of the other program. As of December 31, 2005, the remaining securitization program is with a VIE that is not required to be consolidated in accordance with FIN46(R).

Solely for the purpose of credit enhancement from the perspective of the purchasing entity, we retain an interest in the sold receivables. Pursuant to the requirements of the revolving-period securitization, we effectively bear the risk of potential delinquency or default associated with trade receivables sold or interests retained. Retained interests included in other receivables as of December 31, 2005 and 2004 amounted to $195 million and $373 million, respectively. The decrease in the retained interest during 2005 of $178 million was mainly due to the termination of one program and the reduction in size of the other. In the normal course of servicing the assets sold, we evaluate potential collection losses and delinquencies and update the estimated fair value of our retained interest. Pursuant to the terms of the securitization program, receivables more than 90 days overdue are considered delinquent. Ultimately, if the customer defaults, we will be responsible for the uncollected amount up to the amount of our retained interest. The fair value of the retained interests as of December 31, 2005 and 2004, was approximately $185 million and $349 million, respectively.

The net cash received from (paid to) VIEs during 2005, 2004 and 2003 was $(404) million, $130 million and $(119) million, respectively, as follows:

	Year ended December 31,
	2005	2004	2003
	(U.S. dollars in millions)
Gross trade receivables sold to VIEs ($505)(1)	$4,925	$5,846	$5,661
Collections made on behalf of and paid to VIEs ($(696))(1)	(5,489)	(5,713)	(5,883)
Purchaser, liquidity and program fees ($(2))(1)	(18)	(20)	(21)
Decrease in retained interests ($117)(1)	178	17	124
Net cash received from (paid to) VIEs ($(76))(1)	$(404)	$130	$(119)

(1)    Related to assets held for sale and in discontinued operations in 2003. Amounts related to assets held for sale and in discontinued operations were not significant in 2005 and 2004.

The decrease in gross receivables sold in 2005 as compared to 2004, is due primarily to the closure of one securitization program and a reduction in size of the other program. The increase in gross receivables sold in 2004, as compared to 2003, is due primarily to an increase in the programs’ size, a change in the definition of receivables eligible to be sold in one program and the addition of new sellers to one of the programs during 2004.

We pay purchaser, liquidity and program fees on our securitization programs. Purchaser and program fees are based on the amount of funding that we receive, while liquidity fees are based on the programs’ size. These costs of $18 million, $20 million and $21 million in 2005, 2004 and 2003, respectively, are included in interest and other finance expense.

As of December 31, 2005 and 2004, of the gross trade receivables sold, the total trade receivables for which cash has not been collected at those dates amounted to $388 million and $1,083 million, respectively. Of these amounts, $41 million and $54 million as of December 31, 2005 and 2004, respectively, was more than 90 days past due.

In addition, we transfer receivables outside of the above described securitization programs. These transfers were sales, made without recourse, directly to banks and/or sales pursuant to factoring or similar type arrangements. Total sold receivables included in these transactions during 2005 and 2004 were approximately $530 million and $902 million, respectively, of which, sales of $0 million and $159 million, respectively, related to assets held for sale and in discontinued operations. During 2005 and 2004, the related costs, including the associated gains and losses, were $5 million and $10 million, respectively, of which, costs of $0 million and $1 million, respectively, related to assets held for sale and in discontinued operations. The reduction in the amount of receivables transferred outside of the securitization programs in 2005 as compared to 2004 was mainly the result of our decision to reduce the volume of securitization activities.

For a further discussion of our securitization programs, see Notes 2 and 8 to our Consolidated Financial Statements.

Pension and other post-retirement obligations

During 2005, we made a non-cash contribution of $262 million of available-for-sale debt securities to certain of our pension plans in Germany and cash contributions of $296 million to other pension plans and $27 million to other benefit plans.

As of December 31, 2005 and 2004, our pension liabilities exceeded plan assets by $839 million and $1,451 million, respectively. Our other postretirement plan liabilities exceeded plan assets by $270 million and $369 million as of December 31, 2005 and 2004, respectively. This underfunding is not a short-term obligation for us as the settlement of the pension liability will take place as the covered employees draw benefits from the plans in the future. We anticipate contributing a total of $160 million and $30 million to our pension plans and our postretirement benefit plans, respectively, in 2006 to meet minimum statutory requirements. We may make additional discretionary pension contributions during 2006.

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

In a number of jurisdictions, including the United States, we may be liable for environmental contamination at our present or former facilities, or at other sites where wastes generated from our present or former facilities were disposed. In the United States, the Environmental Protection Agency and various state agencies are responsible for regulating environmental matters. These agencies have identified certain of our current and former U.S. based companies as potentially responsible parties in respect to a number of such sites under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA), the Resource Conservation and Recovery Act and other federal and state environmental laws. As a potentially responsible party, we may be liable for a share of the costs associated with cleaning up these sites. As of December 31, 2005, there were approximately 25 sites, at which our companies have, or may be potentially responsible for, environmental clean up costs. These 25 sites include several of our current or former facilities where we have undertaken voluntary corrective actions. The clean up of these sites involves primarily soil and groundwater contamination. We do not believe that our aggregate liability in connection with these sites will have a material adverse impact on our consolidated financial position, results of operations and cash flows.

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

We retained liabilities for certain specific environmental remediation costs at two sites in the U.S. that were operated by our Nuclear Technology business, which was sold to British Nuclear Fuels PLC (BNFL) in April 2000. Pursuant to the sale agreement with BNFL, we have retained all of the environmental liabilities associated with our Combustion Engineering subsidiary’s Windsor, Connecticut facility and agreed to reimburse BNFL for a share of the costs that BNFL incurs for environmental liabilities associated with its ABB C-E Nuclear Power Inc. subsidiary’s Hematite, Missouri facility. The primary environmental liabilities associated with these sites relate to the costs of remediating radiological and chemical contamination at these facilities. Such costs are not incurred until a facility is taken out of use and generally are incurred over a number of years. Although it is difficult to predict with accuracy the amount of time it may take to remediate radiological and chemical contamination at the Hematite site, based on information that BNFL has made publicly available, we believe that it may take until 2013 to remediate the Hematite site. With respect to the Windsor site, we believe the remediation may take until 2010.

Under the terms of the sale agreement, BNFL must perform the Hematite remediation in a cost efficient manner and pursue recovery of remediation costs from other potentially responsible parties as conditions for obtaining cost sharing contributions from us. Westinghouse Electric Company LLC, the BNFL subsidiary that owns the Hematite site (Westinghouse) has brought legal action against former owner/operators of the Hematite site and the U.S. Government under the CERCLA to recover past and future remediation costs. The defendants are contesting Westinghouse’s claims. If Westinghouse’s CERCLA cost recovery action is unsuccessful, the cost to us may increase in the future. This risk is included in the high end of the estimated contingent liability set forth below.

At the Windsor site, a significant portion of the contamination is related to activities that were formerly conducted by or for the U.S. government. We believe that a significant portion of the remediation costs will be covered by the U.S. government under the government’s Formerly Utilized Sites Remedial Action Program.

We have established a reserve of $300 million in loss from discontinued operations in 2000 for our estimated share of the remediation costs for these facilities. As of December 31, 2005, we have recorded in other liabilities a reserve of $255 million, net of payments from inception of $43 million, and a reversal of $2 million to loss from discontinued operations in 2005 reflecting realized cost savings. As of December 31, 2005 we estimated the total contingent liability for our share of the remediation costs for these facilities in a range of loss from $220 million to $402 million. Expenditures charged to the remediation reserve were $9 million, $10 million and $6 million during 2005, 2004 and 2003, respectively. We do not expect the majority of the remaining costs to be paid in cash during 2006.

Estimates of the future costs of environmental compliance and liabilities are imprecise due to numerous uncertainties. Such costs are affected by the enactment of new laws and regulations, the development and application of new technologies, the identification of new sites for which we may have remediation responsibility and the apportionment of remediation costs among, and the financial viability of, responsible parties. In particular, the ultimate result of Westinghouse’s cost recovery action regarding the Hematite site or the exact amount of the responsibility of the United States government for the Windsor site cannot be precisely estimated. It is possible that final resolution of environmental matters may require us to make expenditures in excess of our expectations, over an extended period of time and in a range of amounts that cannot be reasonably estimated. Although final resolution of such matters could have a material effect on our Consolidated Income Statement in a particular reporting period, we believe that these expenditures will not have a material adverse impact on our Consolidated Financial Statements.

ASBESTOS LIABILITIES

Summary

Our Combustion Engineering subsidiary has been a co-defendant in a large number of lawsuits claiming damage for personal injury resulting from exposure to asbestos. A smaller number of claims have also been brought against our ABB Lummus Global Inc. subsidiary (Lummus) as well as against other affiliated companies. In October 2002, taking into consideration the growing number and cost of asbestos-related claims, Combustion Engineering and we determined that Combustion Engineering’s asbestos-related liability should be resolved through a comprehensive settlement that included a plan of reorganization for Combustion Engineering under Chapter 11 of the U.S. Bankruptcy Code.

In November 2002, Combustion Engineering and the representatives of various asbestos claimants entered into a Master Settlement Agreement to settle approximately 154,000 asbestos-related personal injury claims that were then pending against Combustion Engineering. Under that agreement Combustion Engineering established and funded a trust (the CE Settlement Trust) to provide for partial payment of those claims.

In January 2003, Combustion Engineering reached agreement with various creditors (including representatives of the asbestos claimants who participated in the Master Settlement Agreement and a representative of future claimants) on the terms of a proposed “Pre-Packaged Plan of Reorganization for Combustion Engineering” under Chapter 11 of the U.S. Bankruptcy Code (as amended through June 4, 2003, the “Initial CE Plan”). The Initial CE Plan provided for the issuance of a “channeling injunction” under which asbestos-related personal injury claims related to the operations of Combustion Engineering, Lummus and Basic Incorporated (Basic), another subsidiary of ABB Ltd that is a former subsidiary of Combustion Engineering, could only be brought against a future trust (separate from the CE Settlement Trust established under the Master Settlement Agreement) to be established and funded by Combustion Engineering, ABB Ltd and other ABB group companies (the Asbestos PI Trust). This channeling injunction was intended to free Combustion Engineering, ABB Ltd and its affiliates, as well as certain former direct or indirect owners, joint venture partners and affiliates of Combustion Engineering, including ALSTOM and ALSTOM POWER NV, from further liability for such claims.

The Initial CE Plan was filed with the U.S. Bankruptcy Court on February 17, 2003 and confirmed by the District Court on August 8, 2003. On December 2, 2004, however, the Court of Appeals for the Third

Circuit reversed the District Court’s confirmation order. The Court of Appeals remanded the Initial CE Plan to the District Court among other things for a determination of whether, in light of the pre-petition payments made by Combustion Engineering to the CE Settlement Trust under the Master Settlement Agreement and the fact that claimants who received partial payments of their claims under the Master Settlement Agreement participated in the approval of the Initial CE Plan, the treatment of asbestos-related personal injury claims against Combustion Engineering under the Initial CE Plan was consistent with the requirements of the U.S. Bankruptcy Code. The Court of Appeals also held that asbestos claims against Lummus and Basic that are not related to Combustion Engineering’s operations could not be “channeled” to the Asbestos PI Trust as proposed under the Initial CE Plan.

In March 2005, following extensive discussions with certain representatives of various parties, including the Creditors Committee, the Future Claimants Representative appointed in the Combustion Engineering case (the CE FCR) and Certain Cancer Claimants (the CCC) who had opposed the Initial CE Plan, the parties reached an agreement in principle (the Agreement in Principle) for modifying the Initial CE Plan with a view to bringing it into conformity with the Court of Appeals’ decision and for providing a mechanism for resolving finally Lummus’ potential asbestos liability. The main terms of the Agreement in Principle provide for ABB group and certain of our subsidiaries to make an additional contribution of $204 million to the Asbestos PI Trust not later than two years from the effective date of the Initial CE Plan, as modified as contemplated by the Agreement in Principle, but payment of this additional contribution may be accelerated in whole or in part if Lummus or Lummus assets are sold in the interim; the payment by ABB group of the legal fees of the CCC in the amount of $ 8 million; and the filing of a separate Chapter 11 case and a prepackaged plan of reorganization for Lummus (the Lummus Plan). The Agreement in Principle contemplates that the “Modified CE Plan” and the Lummus Plan will become effective concurrently.

One of the holdings of the Court of Appeals was that asbestos-related personal injury claims against Basic that are not related to Combustion Engineering’s operations could not be “channeled” to the Asbestos PI Trust. The Modified CE Plan and Lummus Plan do not address claims against Basic. Basic’s asbestos-related personal injury liabilities will have to be resolved through its own bankruptcy or similar U.S. state court liquidation proceeding, or through the tort system.

Following the Agreement in Principle, the parties negotiated the terms and language of the Lummus Plan and the modifications to the Initial CE Plan. These negotiations lasted for approximately five (5) months, and on August 19, 2005, an amended version of the Initial CE Plan (the Modified CE Plan) was filed with the U.S. Bankruptcy Court. The Modified CE Plan was filed with the support of all of the original proponents of the Initial CE Plan, as well as the CCC. Shortly thereafter, the Modified CE Plan and the Lummus Plan were mailed to all their respective impaired creditors for voting.

In late September 2005, voting concluded on the Modified CE Plan and the Lummus Plan, and both plans were approved overwhelmingly by the voting creditors. On September 28, 2005, the U.S. Bankruptcy Court held a Confirmation Hearing on the Modified CE Plan. While several insurers filed objections to the Modified CE Plan, all such objections were resolved or withdrawn prior to the conclusion of the hearing. On December 19, 2005, the U.S. Bankruptcy Court entered an Order confirming the Modified CE Plan, and recommending that the U.S. District Court affirm the U.S. Bankruptcy Court’s Order. The U.S. District Court entered an order affirming the Modified CE Plan on March 1, 2006. As of March 31, 2006, the Modified CE Plan was no longer subject to appeal.

On the effective date of the Modified CE Plan, the Bankruptcy Court will issue an injunction, referred to as a channeling injunction, pursuant to which all asbestos-related personal injury claims against ABB Ltd and certain entities in the ABB group (including Combustion Engineering) arising out of Combustion Engineering’s business operations will be settled or otherwise satisfied from the proceeds of a trust established for such purposes. We expect that a similar trust will be established, and a similar injunction issued, if the Lummus Plan becomes effective. ABB group entities not included in the protection offered by the channeling injunction entered pursuant to the Modified CE Plan or, if it becomes effective, the Lummus Plan could be required to resolve in the tort system, or otherwise, current and future asbestos-related personal injury claims that are asserted against such entities. Such events would be subject to numerous uncertainties, risk and expense.

Background

When we sold our 50 percent interest in the former ABB ALSTOM POWER NV joint venture to ALSTOM in May 2000, we retained ownership of Combustion Engineering, a subsidiary that had conducted part of our former power generation business and that now owns commercial real estate that we lease to ABB Inc. and third parties.

From 1989 through February 17, 2003 (the date that Combustion Engineering filed for Chapter 11 as described below), approximately 438,000 asbestos-related claims were filed against Combustion Engineering. On February 17, 2003, there were approximately 164,000 asbestos-related personal injury claims pending against Combustion Engineering. Of these claims, approximately 155,000 were claims by asbestos claimants who participated in the Master Settlement Agreement.

From 1990 through February 17, 2003, Lummus was named as a defendant in approximately 13,000 asbestos-related personal injury claims, of which approximately 11,000 claims were pending on February 17, 2003.

Other entities of ABB Ltd have sometimes been named as defendants in asbestos-related claims. As of December 31, 2005 and 2004, there were approximately 16,400 asbestos-related claims pending against entities of ABB Ltd other than Combustion Engineering and Lummus. These claims, which include approximately 4,300 claims against Basic, are unrelated to Combustion Engineering and Lummus and will not be resolved in the Combustion Engineering bankruptcy case or the contemplated prepackaged bankruptcy case for Lummus. We generally seek dismissals from claims where there is no apparent linkage between the plaintiffs and any entity of ABB Group. To date, resolving claims against our entities other than Combustion Engineering, and Lummus has not had a material impact on our consolidated financial position, results of operations or cash flows.

Negotiations with representatives of asbestos claimants and pre-packaged Chapter 11 filing

In October 2002, Combustion Engineering and we determined that it was likely that the expected asbestos-related personal injury liabilities of Combustion Engineering would exceed the value of its assets of approximately $800 million if its historical settlement patterns continued into the future. At that time, Combustion Engineering and we determined to resolve the asbestos-related personal injury liability of Combustion Engineering and its affiliates by reorganizing Combustion Engineering under Chapter 11, the principal business reorganization chapter of the U.S. Bankruptcy Code. Combustion Engineering and we determined to structure the Chapter 11 reorganization as a “pre-packaged plan,” in which Combustion Engineering would solicit votes from asbestos claimants to approve the plan before the Chapter 11 case was filed with the Bankruptcy Court.

Beginning in October 2002, Combustion Engineering and we conducted extensive negotiations with representatives of certain asbestos claimants with respect to a pre-packaged plan. On November 22, 2002, Combustion Engineering and the asbestos claimants’ representatives entered into a Master Settlement Agreement for settling open asbestos-related personal injury claims that had been filed against Combustion Engineering prior to November 2002. Combustion Engineering also agreed, pursuant to the Master Settlement Agreement, to form and fund the CE Settlement Trust to administer and pay apportion of the value of asbestos-related personal injury claims settled under the Master Settlement Agreement. Under the terms of the Master Settlement Agreement, eligible claimants who met all criteria to qualify for payment were entitled to receive a percentage of the value of their claim from the CE Settlement Trust and retain a claim against Combustion Engineering for the unpaid balance (the stub claim). The Master Settlement Agreement divides claims into three categories based on the status of the claim at November 14, 2002, the status of the documentation relating to the claim and whether or not the documentation establishes a valid claim eligible for settlement and payment by Combustion Engineering. The Master Settlement Agreement was supplemented in January 2003 to clarify the rights of certain claimants whose right to participate in a particular payment category was disputed. The Master Settlement Agreement, as supplemented, settles the value and provides for the partial payment of approximately 155,000 asbestos-related personal injury claims that had been lodged against Combustion Engineering.

The Master Settlement Agreement, as supplemented, provided that the CE Settlement Trust was to be funded by:

•       cash contributions from Combustion Engineering in the amount of $5 million;

•       cash contributions from ABB Inc., a subsidiary of ABB Ltd, in the amount of $30 million;

•       a promissory note from Combustion Engineering in the principal amount of approximately $101 million (guaranteed by Asea Brown Boveri), now merged into Holdings; and

•       an assignment by Combustion Engineering of the $311 million unpaid balance of principal and interest due to Combustion Engineering from Asea Brown Boveri, now merged into Holdings, under a loan agreement dated May 12, 2000 (guaranteed by ABB Ltd).

Approximately 155,000 eligible claimants have entered into the Master Settlement Agreement or adoption agreements with Combustion Engineering and the CE Settlement Trust and have received partial payment on their claims.

Pre-packaged plan of reorganization

On January 17, 2003, we announced that Combustion Engineering and we had reached an agreement with representatives of asbestos claimants on the terms of the Initial CE Plan.

As proposed, the Initial CE Plan provided for the creation of the Asbestos PI Trust, an independent trust separate and distinct from the CE Settlement Trust, to address “Asbestos PI Trust Claims,” which are present and future asbestos-related personal injury claims (including the stub claims of claimants who previously settled pursuant to the Master Settlement Agreement) that arise directly or indirectly from any act, omission, products, or operations of Combustion Engineering or Lummus or Basic. The Initial CE Plan provided that, if it were to become effective, a channeling injunction would be issued under Section 105 of the U.S. Bankruptcy Code pursuant to which the Asbestos PI Trust Claims against ABB Ltd and certain of its affiliates (including Combustion Engineering, Lummus and Basic) would be channeled to the Asbestos PI Trust. The effect of the channeling injunction contemplated by the Initial CE Plan would be that the sole recourse of a holder of an Asbestos PI Trust Claim would be to the Asbestos PI Trust and such holder would be barred from asserting such a claim against ABB Ltd and the affiliates covered by the injunction (including Combustion Engineering and, under the Initial CE Plan, Lummus and Basic).

As proposed, the Initial CE Plan provided that on its effective date, the Asbestos PI Trust would be funded with the following:

•       a $20 million 5 percent term note (the CE Convertible Note) with a maximum term of ten years from the effective date of the Initial CE Plan, to be issued by Combustion Engineering and secured by its Windsor, Connecticut, real estate and real estate leases (under certain specified contingencies, the Asbestos PI Trust may have the right to convert the term note into ownership of 80 percent of the voting securities of the reorganized Combustion Engineering);

•       the excess cash, which represents the excess cash held by Combustion Engineering on the effective date of the Initial CE Plan (the Excess CE Cash);

•       a non-interest bearing promissory note (the ABB Promissory Note) to be issued by ABB Inc. and ABB Ltd, and guaranteed by certain ABB Ltd subsidiaries, in an aggregate amount of up to $350 million payable in installments (including two $25 million payments contingent upon ABB Ltd generating an earning before interest and taxes margin of 12 percent in 2007 and 2008);

•       a non-interest bearing promissory note to be issued on behalf of Lummus in the amount of $28 million payable in relatively equal annual installments over 12 years;

•       a non-interest bearing promissory note to be issued on behalf of Basic (the Basic Note) in the aggregate amount of $10 million payable in relatively equal annual installments over 12 years;

•       30,298,913 shares of ABB Ltd (the CE Settlement Shares), which had a fair value of $293 million, $170 million and $154 million as of December 31, 2005, 2004 and 2003, respectively; and

•       an assignment by Combustion Engineering, Lummus, and Basic to the Asbestos PI Trust of any proceeds under certain insurance policies. As of December 31, 2005, aggregate unexhausted product liability limits under such policies were approximately $200 million for Combustion Engineering, approximately $43 million for Lummus and approximately $28 million for Basic although amounts ultimately recovered by the Asbestos PI Trust under these policies may be substantially different from the policy limits. In addition, Combustion Engineering would assign to the Asbestos PI Trust scheduled payments under certain of its insurance settlement agreements ($66 million as of December 31, 2005). (The proceeds and payments to be assigned are together referred to as “Certain Insurance Amounts.”)

In addition, the Initial CE Plan provided that if Lummus is sold within 18 months after the CE Plan’s effective date, ABB Inc. would contribute $5 million to the CE Settlement Trust and $5 million to the Asbestos PI Trust.

Upon the effective date under the Initial CE Plan, ABB Inc. would indemnify the Combustion Engineering estate against up to $5 million of liability on account of certain contingent claims held by certain indemnified insurers. Further, on the effective date, Asea Brown Boveri (now merged into Holdings) would provide for the benefit of Combustion Engineering a nuclear and environmental indemnity with regard to obligations arising out of Combustion Engineering’s Windsor, Connecticut, site. The two indemnities described in this paragraph are referred to as the “Related Indemnities.”

Judicial review process

The solicitation of votes to approve the Initial CE Plan began on January 19, 2003. Combustion Engineering filed for Chapter 11 in the U.S. Bankruptcy Court in Delaware on, February 17, 2003, based on the terms previously negotiated in connection with the Initial CE Plan.

On July 10, 2003 the Bankruptcy Court issued an Order recommending to the U.S. District Court, among other things, that the Initial CE Plan be confirmed.

Following the issuance of the Bankruptcy Court’s Order a number of interested parties, including a small number of asbestos claimants and certain insurance companies which historically have provided insurance coverage to Combustion Engineering, Lummus and Basic filed appeals based on various objections to the Initial CE Plan. The District Court held a hearing on July 31, 2003, with respect to the appeals and entered an order on August 8, 2003 confirming the Initial CE Plan.

Various parties appealed the District Court’s confirmation order to the United States Court of Appeals for the Third Circuit. The Court of Appeals held a hearing with respect to the appeals of the confirmation order of the District Court on June 23, 2004 and issued its decision on December 2, 2004 (the Third Circuit Decision).

The Third Circuit Decision reversed the District Court’s confirmation of the Initial CE Plan. The Third Circuit Decision focused on three issues raised by the appealing parties in respect to the terms of the Initial CE Plan: (i) whether the Bankruptcy Court had “related to” jurisdiction over the claims against the non-debtors, Lummus and Basic, that do not arise from any products or operations of Combustion Engineering (the non-derivative claims); (ii) whether the non-debtors, Lummus and Basic, could avail themselves of the protection of the channeling injunction by invoking Section 105 of the Bankruptcy Code and contributing assets to the Asbestos PI Trust; and (iii) whether the two-trust structure and use of stub claims in the voting process comply with the Bankruptcy Code. The Court of Appeals held that there were insufficient factual findings to support “related-to” jurisdiction and that Section 105 of the Bankruptcy Code could not be employed to extend the channeling injunction to the non-derivative claims against non-debtors Lummus and Basic. With regard to the two-trust structure, the Court of Appeals remanded the Initial CE Plan to the District Court to determine whether creditors received fair treatment in light of the pre-petition payments made to the CE Settlement Trust participants and the use of stub claims in the voting process. Among other things, the Court of Appeals instructed the lower courts to consider whether payments under the CE Settlement Trust constituted voidable preferences that were inconsistent with the fair distribution scheme of the Bankruptcy Code.

Notwithstanding the Third Circuit Decision, the Master Settlement Agreement, which settles the amount of and provides for partial payment on approximately 155,000 asbestos-related personal injury claims, remained effective. Early in the Combustion Engineering bankruptcy case, however, an asbestos claimant commenced an action against the trustee of the CE Settlement Trust and individuals who had received distributions from such trust, asserting that further distributions by the CE Settlement Trust should be enjoined because the transaction that created the CE Settlement Trust was a voidable preference. The Bankruptcy Court ruled that it would not dismiss that action for lack of standing. On October 22, 2004, the trustee of the CE Settlement Trust moved to dismiss the complaint in that action. This matter is pending and no decision has been rendered by the Court. The Modified CE Plan contemplates that on its effective date the complaint would be dismissed.

Following the Third Circuit Decision, the lower courts assumed jurisdiction over further confirmation proceedings in respect of the Initial CE Plan. On January 27, 2005, the Bankruptcy Court authorized the CE FCR and the Creditors Committee to file any available bankruptcy-related and similar claims against third parties, including preference claims against certain claimants that did not participate in the CE Settlement Trust, and any potential bankruptcy-related claims against us. We also entered into a tolling agreement to extend the time period within which bankruptcy-related claims against us could be brought. The Modified CE Plan contemplates that all such actions by the trustee agent and us will be dismissed on the effective date of that Plan.

Since February 17, 2003, a stay and preliminary injunction have barred the commencement and prosecution of certain asbestos-related claims against Combustion Engineering, Lummus, Basic, certain other entities of ABB group and certain other parties, including parties indemnified by us. The barred claims include, among others, claims arising from asbestos exposure caused by Combustion Engineering,

Lummus or Basic and claims alleging fraudulent conveyance, successor liability and veil piercing. We do not know the number or nature of claims that would now be pending against the protected entities if those legal measures had not been in place.

The Modified CE Plan

In March 2005, following extensive discussions with the CE FCR, the Creditors Committee and representatives of the CCC, Combustion Engineering and we reached the Agreement in Principle on certain overall modifications to the Initial CE Plan to bring it into conformity with the Third Circuit Decision and to provide a mechanism for resolving finally Lummus’ potential asbestos liability.

The Modified CE Plan, which implements the Agreement in Principle, includes the following material changes to the Initial CE Plan:

•       Additional Contribution—We will make an additional contribution of $204 million (the ABB Additional Contribution) to the Asbestos PI Trust from the proceeds received from any sale of Lummus in whole or in part, but in no event later than two years from the effective date of the Modified CE Plan regardless of any sale of all or a portion of Lummus;

•       ABB Promissory Note—The terms of the original ABB Promissory Note have been changed to, among other things, modify the payment schedule and the percentages for EBIT Margin Events that give rise to contingent payments;

•       Guarantees—Guarantees by certain subsidiaries of ABB Ltd of the ABB Promissory Note have been extended for all continuing, modified, and additional contributions of Combustion Engineering, ABB Ltd or their respective affiliates under the Modified CE Plan;

•       Lummus Effective Date—The Effective Date of the Modified CE Plan is conditioned upon the occurrence of the Lummus Effective Date, but this condition becomes inoperative if Lummus fails to file its own chapter 11 case within 15 days after the Confirmation Order in respect to the Modified CE Plan becomes final;

•       Asbestos PI Trust Distributions—Certain changes have been made to the Asbestos PI Trust documents that modify the Asbestos PI Trust Distribution Procedures under the Modified CE Plan;

•       Settlement of Preference Claims—The CE Settlement Trust and claimants who received payments from the CE Settlement Trust will receive a release of any preference claims, fraudulent transfer claims, and other similar claims that Combustion Engineering, the CE FCR or creditors of Combustion Engineering may have against them; and

•       Elimination of Lummus and Basic—The Modified CE Plan no longer addresses the direct asbestos related liabilities of Lummus and Basic and eliminates any assignment of insurance rights by Lummus and Basic other than their rights to coverage under Combustion Engineering’s insurance policies.

As part of these changes, we have paid approximately $8 million of approved legal fees of the CCC.

The Modified CE Plan contemplates a channeling injunction substantially similar to the channeling injunction contemplated by the Initial CE Plan. If the ABB entities fail to perform any of their financial obligations under the Modified CE Plan, the channeling injunction will terminate and the affected asbestos-related personal injury claims could be pursued against the ABB entities.

The Lummus Plan

The negotiations that determined the proposed terms of the Lummus Plan were conducted with an individual appointed by Lummus to represent the interests of its future asbestos claimants (the Lummus

FCR). These negotiations were held in parallel with the negotiations on the Modified CE Plan over approximately five months.

The material terms of the Lummus Plan are as follows:

•       Lummus Note—Lummus will execute a note in the principal amount of $33 million (the Lummus Note) payable to the Trust created under the Lummus Plan (the Lummus Asbestos PI Trust). The Lummus Note will bear interest at 6 percent per annum and be secured by 51 percent of the capital stock of Lummus;

•       Insurance Recoveries—The Lummus Asbestos PI Trust will also be entitled to be paid the first $7.5 million in aggregate recoveries from Lummus insurers, with the first $5 million guaranteed by Lummus; and

•       Channeling Injunction—The Lummus Plan provides for the issuance of a channeling injunction pursuant to Sections 524(g) and 105 of the Bankruptcy Code pursuant to which all asbestos claims against Lummus shall be channeled to the Lummus Asbestos PI Trust.

The Solicitation and Voting Process

In late August 2005, Combustion Engineering distributed informational materials and ballots to claimants who were eligible to vote on the Modified CE Plan or to persons who had been authorized by eligible claimants to cast ballots on their behalf. On August 31, 2005, Lummus set out informational materials and ballots on the Lummus Plan to all affected Lummus creditors for voting.

Separate voting on the Modified CE Plan and Lummus Plan began on about September 1, 2005 and concluded on September 19, 2005. The Modified CE Plan was approved by an overwhelming majority of the votes cast in respect to the Modified CE Plan and the Lummus Plan was approved by an overwhelming majority of those who voted on the Lummus Plan.

Confirmation of the Modified CE Plan

The Bankruptcy Court held a Confirmation Hearing on the Modified CE Plan on September 28, 2005. Several objections to confirmation of the Modified CE Plan had been filed by insurance carriers and others but all such objections were resolved or otherwise withdrawn at or prior to the hearing. As a consequence, there were no objections to confirmation of the Modified CE Plan before the court.

On December 19, 2005 the Bankruptcy Court issued an Order, and accompanying Opinion, confirming the Modified CE Plan and recommending that the U.S. District Court affirm the Bankruptcy Court’s Order. The U.S. District Court entered an order affirming the Modified CE Plan on March 1, 2006. As of March 31, 2006, the Modified CE Plan was no longer subject to appeal. We expect the Modified CE Plan to become effective in the second fiscal quarter of 2006.

The Modified CE Plan contemplates that Lummus would file its own Chapter 11 case within 15 days from the date that the confirmation of the Modified CE Plan becomes a final order. Although Lummus is under no obligation to file such a case or to file at any particular time, we expect Lummus will file its own Chapter 11 case.

We do not know whether any plan or reorganization for Lummus will be ultimately confirmed. If for any reason a Chapter 11 plan relating to Lummus is not eventually confirmed, we expect that Lummus’ asbestos-related liabilities will have to be resolved through the tort system, or otherwise.

Entities of ABB group that are not included in the protection offered by the channeling injunctions entered pursuant to the Modified CE Plan or the Lummus Plan (if Lummus files its own Chapter 11 case)

will continue to resolve current and future asbestos-related claims that are asserted against them in the tort system, or otherwise.

If U.S. federal legislation addressing asbestos personal injury claims is passed, which is speculative at this time, such legislation may affect the amount that will be required to resolve the asbestos-related claims against entities of ABB group.

The expected impact on our consolidated financial statements when the Modified CE Plan becomes effective include:

•       The CE Settlement Shares will be contributed to the Asbestos PI Trust, and will result in a reduction of provisions and other with an offset to capital stock and additional paid-in capital in the amount of the fair value of the shares at the date of contribution.

•       Upon the effective date, we will reclassify from provisions and other to current and non-current liabilities amounts related to the ABB Promissory Note and the ABB Additional Contribution, both of which will be discounted at our incremental borrowing rate, and the CE Convertible Note. The discount adjustment will be included in our results from discontinued operations along with the mark-to-market adjustment related to the CE Settlement Shares through the effective date and other estimated costs related to finalizing the Modified CE Plan. Future accretion of interest will be recorded in interest and other finance expense in our consolidated financial statements.

•       In addition, our subsidiary Combustion Engineering Inc. will adjust its accounts to eliminate its remaining recorded asbestos liability and its insurance receivable assets including cash received from insurance carriers under settlement agreements subsequent to the petition date. Subsequent to the effective date and after settlement of Combustion Engineering’s obligations under the Plan, the remaining cash in its Plan Reserve account will be paid to the Asbestos PI Trust.

All of these expected impacts are based on our current expectations of the provisions of the Modified CE Plan when made effective. Should additional circumstances or events arise the actual impact on our consolidated financial statements may differ from our expectations.

Effect on our financial position

Expenses.   We recorded expenses related to asbestos of $133 million, $262 million and $142 million in loss from discontinued operations, net of tax, and $0 million, $1 million and $3 million in income from continuing operations, net of tax, in 2005, 2004 and 2003, respectively. Loss from discontinued operations, net of tax, in 2005 includes $123 million resulting from the mark-to-market adjustment relating to the CE Settlement Shares and other costs of $11 million. Loss from discontinued operations, net of tax, in 2004 reflects a charge of $232 million taken in connection with the agreement we reached in March 2005 on the basic terms of the Modified CE Plan, $17 million resulting from the mark-to-market adjustment relating to the CE Settlement Shares, a credit of $6 million resulting from adjustment of the provision for the estimated liability of Basic and other costs of $19 million. Loss from discontinued operations, net of tax, in 2003 includes a charge of $68 million, net of tax, resulting from the mark-to-market adjustment relating to the CE Settlement Shares, a provision of $41 million, representing the then present value of the first two $25 million payments under the ABB Promissory Note, which were previously considered contingent, as well as $33 million of other costs.

Cash Payments.   Cash payments, before insurance recoveries, related to Combustion Engineering’s asbestos-related claims were $19 million (including $3 million contributed to the CE Settlement Trust, described above), $56 million (including $49 million contributed to the CE Settlement Trust) and $391 million (including $365 million contributed to the CE Settlement Trust), in 2005, 2004 and 2003, respectively. Administration and defense costs were $17 million, $10 million and $36 million in 2005, 2004 and 2003, respectively.

Cash payments related to asbestos-related claims against Lummus aggregated approximately $3 million through December 31, 2005, of which approximately $1 million was paid in 2003 and the remainder in prior years. Administration and defense costs were $4 million, $0 million and $2 million in 2005, 2004 and 2003, respectively.

The aggregate cash payments to resolve asbestos-related claims against Basic and other entities of ABB Ltd were approximately $4 million as of December 31, 2005, of which $3 million related to Basic.

Provisions.   As of December 31, 2005, 2004 and 2003, we recorded total provisions on a consolidated basis of $1,128 million, $1,023 million and $815 million in respect of asbestos-related claims and defense costs related to Combustion Engineering, Lummus and Basic. Based upon the expected implementation of the Modified CE Plan and the Lummus Plan, we recorded provisions of $1,080 million and $43 million, respectively, as of December 31, 2005, in accrued liabilities and other. If the Modified CE Plan and Lummus Plan become effective, certain amounts will be reclassified as of the effective date to other long-term liabilities based on the timing of the future cash payments to the Asbestos PI Trust or any similar trust created under the Lummus Plan and to Stockholders’ Equity for the amounts related to the CE Settlement Shares. Future earnings will be affected by mark-to-market adjustments relating to the CE Settlement Shares through the Effective Date, as well as contingent payments when they become probable of payment. The provisions as of December 31, 2003 were based on our obligations under the initial CE Plan and assumed that the initial CE Plan would be confirmed and become effective as proposed.

With respect to Basic, we have established a provision of $4 million relating to its asbestos-related personal injury liabilities based on analysis of historical claims statistics and related settlement costs and a projection of such claims activity over the next several years.

We believe that it is probable that the full amount of the relevant provisions will be required to settle the respective asbestos-related liabilities of Combustion Engineering and Lummus in accordance with the Modified CE Plan and the proposed Lummus Plan, and those of Basic. We may incur liability greater than the existing provisions, whether in connection with modified plans of bankruptcy or otherwise, but we do not believe that the amount of any such incremental liability can be reasonably estimated or that there is a better estimate of these liabilities than the amounts that are provided for.

Our provisions in respect of asbestos-related claims include, as stated above, amounts for each of Combustion Engineering, Lummus and Basic. The assets of Combustion Engineering include amounts receivable of approximately $208 million, $221 million and $232 million as of December 31, 2005, 2004 and 2003, respectively, for probable insurance recoveries, which were established with respect to asbestos-related claims. We have not established a provision for claims against entities other than Combustion Engineering, Lummus and Basic as amounts are immaterial.

In the event the Modified CE Plan or Lummus Plan (if Lummus files its own Chapter 11 case) do not become effective, the ultimate cost for the resolution of asbestos-related personal injury claims against Combustion Engineering and Lummus may be significantly higher and could have a material adverse impact on our consolidated financial position, results of operations and cash flows.

Item 6.                        Directors, Senior Management and Employees

BOARD OF DIRECTORS

Our board of directors oversees the management and determines the corporate strategy of ABB. It determines the organization of the ABB Group and appoints, removes and supervises the persons entrusted with the management and representation of ABB. The regulations of our board of directors set forth the organizational structure and responsibilities of the directors, including the responsibilities of the executive committee of the board. We have been granted an exception by the Federal Office of Justice of Switzerland (Bundesamt für Justiz) to the rule that a majority of the members of the board of directors of ABB must be citizens of Switzerland with residence in Switzerland according to Article 708 para 1 of the Swiss Code of Obligations.

Our articles of incorporation stipulate that the board of directors must consist of not fewer than seven and no more than 13 members at any time. Swiss law and our articles of incorporation also provide that each director must be a shareholder of ABB Ltd. Directors are elected for terms of one year by the shareholders in a shareholders’ meeting. Members of the board of directors whose terms of office have expired are immediately eligible for re-election. Our articles of incorporation do not provide for the retirement or non-retirement of directors under an age-limit requirement. Our internal regulations provide that a director shall resign at the annual general meeting of shareholders taking place in the year of their 70th birthday.

The board of directors appoints its Chairman and one or more Vice Chairmen, as well as the members of our senior management. At present, the position of Vice Chairman is vacant.

The following table sets forth the names and the years of birth of our directors and their current positions with ABB.

Name	Born	Current Position
Jürgen Dormann	1940	Chairman of the Board
Roger Agnelli	1959	Director
Louis R. Hughes	1949	Director
Hans Ulrich Märki	1946	Director
Michel de Rosen	1951	Director
Michael Treschow	1943	Director
Bernd W. Voss	1939	Director
Jacob Wallenberg	1956	Director

ABB Ltd became the ultimate holding company of the ABB Group on June 28, 1999. The biographies of Messrs. Dormann and Wallenberg also note the years of service they provided to ABB Asea Brown Boveri Ltd, the former parent company of the ABB Group.

Jürgen Dormann has been the Chairman of ABB’s board of directors since November 2001 and served as ABB’s President and Chief Executive Officer from September 5, 2002 until December 31, 2004. He has been a member of ABB’s board of directors since June 28, 1999. From 1998 to 1999, he served as a member of the board of directors of ABB Asea Brown Boveri Ltd. He is the vice-chairman of the board of directors of sanofi aventis (France) and of Adecco (Switzerland, as of November 22, 2005). He was a member of the board of directors of Adecco (Switzerland, from January 1, 2005 to November 21, 2005). He is a member of the board of directors of IBM (U.S., as of February 22, 2005) and BG Group (U.K., as from June 1, 2005). Mr. Dormann is a German citizen.

Roger Agnelli was elected to ABB’s board of directors at the annual general meeting of shareholders on March 12, 2002. He is the President and Chief Executive Officer of Companhia Vale do Rio Doce

(Brazil). He is also a member of the board of directors of Duke Energy (U.S.) and Suzano Petroquimica (Brazil, as of April 20, 2005). Mr. Agnelli is a Brazilian citizen.

Louis R. Hughes was elected to ABB’s board of directors at the annual general meeting of shareholders on May 16, 2003. Mr. Hughes is the chairman of the board of directors of Maxager Technology and Chief Executive Officer of GBS Laboratories (both U.S.). He is also a member of the boards of directors of AkzoNobel (The Netherlands, as from April 2006), MTU (Germany, as of January 2006), Sulzer (Switzerland) and Electrolux (Sweden, as of April 20, 2005). He was also a member of the board of directors of BT Group (U.K, through March 2006). He is an Executive Advisor to Windpoint (U.S.). Mr. Hughes was the president and chief operating officer of Lockheed Martin Corp. in 2000 and was an executive vice president of General Motors from 1992 to 2000. He was also the acting chief executive officer of Wavecrest Laboratories from 2002 to 2003. Mr. Hughes is a United States citizen. As announced on October 28, 2004, Louis R. Hughes took a temporary leave of absence until July 2005 from ABB’s board of directors to serve the United States government as chief of staff of the Afghanistan Reconstruction Group.

Hans Ulrich Märki was elected to ABB’s board of directors at the annual general meeting of shareholders on March 12, 2002. He is chairman of IBM Europe, Middle East and Africa (France) and a member of the board of directors of Mettler-Toledo International and Menuhin Festival Gstaad AG (both Switzerland). Mr. Märki is a Swiss citizen.

Michel de Rosen was elected to ABB’s board of directors at the annual general meeting of shareholders on March 12, 2002. He is the chairman, president and chief executive officer of ViroPharma (U.S.). He is a member of the boards of directors of Ursinus College and Pennsylvania Biotech (both U.S.). He is also a member of the advisory boards of Paul Capital Partners Royalty Fund and the Global Business Coalition on HIV/AIDS (both U.S.).  Mr. de Rosen is a French citizen.

Michael Treschow was elected to ABB’s board of directors at the annual general meeting of shareholders on May 16, 2003. He is the chairman of the boards of directors of Ericsson, Electrolux and the Confederation of Swedish Enterprise (all Sweden). From 1997 to 2002, he was the president and chief executive officer of Electrolux (Sweden). Prior to 1997, he was the president and chief executive officer of Atlas Copco. Mr. Treschow is a Swedish citizen.

Bernd W. Voss was elected to ABB’s board of directors at the annual general meeting of shareholders on March 12, 2002. He is a member of the supervisory board of Dresdner Bank (Germany). He is also a member of the boards of directors of Allianz Leben, Continental, Quelle, Hapag-Lloyd, Wacker Chemie and Osram (all Germany). Mr. Voss is a German citizen.

Jacob Wallenberg has been a member of ABB’s board of directors since June 28, 1999. From March 1999 to June 1999, he served as a member of the board of directors of ABB Asea Brown Boveri Ltd. He is the chairman of the board of directors of Investor AB (Sweden). He is vice-chairman of SEB Skandinaviska Enskilda Banken, Atlas Copco and SAS (all Sweden). He is also a member of the boards of directors of the Knut and Alice Wallenberg, W Capital Management AB, and the Nobel Foundation (all Sweden). Mr. Wallenberg is a Swedish citizen.

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

Upon proposal by the nomination and compensation committee, the executive committee is appointed and discharged by the board.

The following table sets forth the name and year of birth of each member of the executive committee as of December 31, 2005, the position of each member as of such date, and the date each member was appointed to such position.

Name	Born	Position as of December 31, 2005	Year of Appointment
Fred Kindle	1959	President and Chief Executive Officer	2005
Michel Demaré	1956	Chief Financial Officer	2005
Dinesh C. Paliwal	1957	Head of Automation Technologies Division	2003
Peter Smits	1951	Head of Power Technologies Division	2003
Ulrich Spiesshofer	1964	Head of Corporate Development	2005
Gary Steel	1952	Head of Human Resources	2003

Fred Kindle has been our Chief Executive Officer since January 2005, after joining ABB on September 1, 2004. Mr. Kindle is a member of the board of directors of VZ Holding Ltd. (Switzerland). Before joining ABB he was the chief executive officer of Sulzer (Switzerland). Mr. Kindle was with the Sulzer Group since 1992. In 2001, he became chief executive officer of Sulzer and from 2003 to 2004 he was also a member of Sulzer’s board of directors. Mr. Kindle has dual Liechtenstein and Swiss citizenship.

Michel Demaré joined ABB as Chief Financial Officer on January 1, 2005. From 2002 until 2004 Mr. Demaré was vice president and chief financial officer of Baxter Europe. From 1984 until 2002 he held various positions within Dow Chemical (U.S.). Mr. Demaré is a Belgian citizen.

Dinesh C. Paliwal was the Head of our Automation Technologies division from January 2003 through December 2005. From April 2002 to January 2003, he was our Executive Vice President responsible for our Industries Division. Between January 1, 2001 and March 2002, he was our Executive Vice President responsible for our Process Industries division. From 1990 to 2001, he held various positions with ABB. Mr. Paliwal has dual Indian and U.S citizenship.

Peter Smits was the Head of our Power Technologies division from January 2003 through December 2005. From 2001 to January 2003, he was Executive Vice President responsible for the Power Technology Products division. From 1980 to 2001, he held various positions with ABB. Mr. Smits is a German citizen.

Ulrich Spiesshofer was appointed our Head of Corporate Development in November 2005. From 2002 until he joined ABB, he was Senior Partner, Global Head of Operations Practice at Roland Berger AG. Prior to 2002 he held various positions with A.T. Kearney International AG and its affiliates. Mr. Spiesshofer is a German citizen.

Gary Steel was appointed our Head of Human Resources in January 2003. In 2002, he was the Human Resources Director, Group Finance at Shell. Between 1976 and 2002, he held several human resources and employee relations positions at Shell. Mr. Steel is a British citizen.

As of January 1, 2006, the composition of the executive committee changed as follows:  Peter Smits left the executive committee, Dinesh Paliwal remained on the executive committee and became head of Global Markets and Technology, Bernhard Jucker, Samir Brikho, Tom Sjökvist, Veli-Matti Reinikkala, and Anders Jonsson joined the executive committee.

The following table sets forth the names and the years of birth of the individuals who became members of the executive committee on January 1, 2006, their positions with us and the dates of their initial appointment to those positions.

Name	Born	Current Position	Year of Appointment
Bernhard Jucker	1954	Responsible for Power Products Division	2006
Samir Brikho	1958	Responsible for Power Systems Division	2006
Tom Sjökvist	1947	Responsible for Automation Products Division	2006
Veli-Matti Reinikkala	1957	Responsible for Process Automation Division	2006
Anders Jonsson	1950	Responsible for Robotics Division	2006

Bernhard Jucker was appointed executive committee member responsible for our Power Products Division in January 2006. From 2003 to 2005 he was ABB’s country manager for Germany. From 1980 to 2003 he held various positions in ABB. Mr. Jucker is a Swiss citizen.

Samir Brikho was appointed executive committee member responsible for our Power Systems Division in January 2006. From 2003 to 2005 he was the CEO of ABB Lummus Global. From 1999 to 2003 he held various roles in Alstom and from 1983 to 1999 he held various positions in ABB. Mr. Brikho is a Swedish citizen.

Tom Sjökvist was appointed executive committee member responsible for our Automation Products Division in January 2006. From 2003 to 2005 he was the head of our Automation Products business area. From 1972 to 2003 he held several positions with ABB. Mr. Sjökvist is a Swedish citizen.

Veli-Matti Reinikkala was appointed executive committee member responsible for our Process Automation Division in January 2006. In 2005 he was the head of our Process Automation business area. From 1993 to 2005 he held several positions with ABB. Mr. Reinikkala is a Finnish citizen.

Anders Jonsson was appointed executive committee member responsible for our Robotics Division in January 2006. In 2005 he was the head of our Automation Technologies Division in China. From 1976 to 2004 he held a range of positions with ABB. Mr. Jonsson is a Swedish citizen.

CORPORATE GOVERNANCE

We are committed to the highest international standards of corporate governance, and we support the general principles as set forth in the Swiss Code of Best Practice for Corporate Governance as well as those of the capital markets where ABB shares are listed:  the SWX Swiss Exchange, the Stockholm Exchange, and the New York Stock Exchange (where our shares are traded in the form of ADSs).

As ABB Ltd is organized in Switzerland, we are subject to the Swiss Code of Obligations. In addition, our principles and rules on corporate governance are laid down in our articles of incorporation, our board regulations, our standards for corporate governance, the charters of our board committees, the board membership guidelines, several internal directives (such as the directive on insider information) and the code on business ethics. It is the duty of our board of directors to review and amend or propose amendments to those documents from time to time to reflect the most recent developments and practices as well as to ensure compliance with applicable laws and regulations.

In November 2003, the SEC approved changes to the New York Stock Exchange’s listing standards related to the corporate governance practices of listed companies. Under these rules, listed foreign private issuers, such as ABB, must disclose any significant ways in which their corporate governance practices differ from those followed by U.S. domestic companies under the New York Stock Exchange listing standards. This disclosure can be found on our web site under www.abb.com/about.

Duties of Directors and Officers

The directors and officers of a Swiss corporation are bound, as specified in the Swiss Code of Obligations, to perform their duties with all due care, to safeguard the interests of the corporation in good faith and to extend equal treatment to shareholders in like circumstances.

The Swiss Code of Obligations does not specify what standard of due care is required of the directors of a corporate board. However, it is generally held by Swiss legal scholars and jurisprudence that the directors must have the requisite capability and skill to fulfill their function, and must devote the necessary time to the discharge of their duties. Moreover, the directors must exercise all due care that a prudent and diligent director would have taken in like circumstances. Finally, the directors may not take any actions that may be harmful to the corporation.

Exercise of Powers

Directors as well as other persons authorized to act on behalf of a Swiss corporation may perform all legal acts on behalf of the corporation which the business purpose as set forth in the articles of incorporation of the corporation, may entail. Pursuant to court practice, such directors and officers can take any action that is not explicitly excluded by the business purpose of the corporation. In so doing, however, the directors and officers must still pursue the duty of due care and the duty of loyalty described above and must extend equal treatment to the corporation’s shareholders in like circumstances. Our articles of incorporation do not contain provisions concerning a director’s power, in the absence of an independent quorum, to vote on the compensation to themselves or any members of their body.

Conflicts of Interest

Swiss law does not have a general provision on conflicts of interest and our articles of incorporation do not limit our directors’ power to vote on a proposal, arrangement or contract in which the director or officer is materially interested. However, the Swiss Code of Obligations requires directors and officers to safeguard the interests of the corporation and, in this connection, imposes a duty of care and loyalty on directors and officers. This rule is generally understood and so recommended by the Swiss Code of Best Practice for Corporate Governance as disqualifying directors and officers from participating in decisions, other than in the shareholders’ meeting, that directly affect them.

Confidentiality

Confidential information obtained by directors and officers of a Swiss corporation acting in such capacity must be kept confidential during and after their term of office.

Sanctions

If directors and officers transact business on behalf of the corporation with bona fide third parties in violation of their statutory duties, the transaction is nevertheless valid as long as it is not explicitly excluded by the corporation’s business purpose as set forth in its articles of incorporation. Directors and officers acting in violation of their statutory duties—whether transacting business with bona fide third parties or performing any other acts on behalf of the company—may, however, become liable to the corporation, its shareholders and its creditors for damages. The liability is joint and several, but the courts may apportion the liability among the directors and officers in accordance with their degree of culpability.

In addition, Swiss law contains a provision under which payments made to a shareholder or a director or any person(s) associated therewith other than at arm’s length must be repaid to the company if the shareholder or director or any person associated therewith was acting in bad faith.

If the board of directors has lawfully delegated the power to carry out day-to-day management to a different corporate body, e.g., the executive committee, it is not liable for the acts of the members of that different corporate body. Instead, the directors can only be held liable for their failure to properly select, instruct and supervise the members of that different corporate body.

Board Practices

Board meetings are convened by the chairman or upon request by a director or the chief executive officer. During 2005, seven board meetings were held. Written documentation covering the various items of the agenda for each board meeting is sent out in advance to each board member in order to allow the member time to study the covered matters prior to the meetings. Decisions made at the board meetings are recorded in written minutes of the meetings. Our board membership guidelines require that the board of directors be comprised of a substantial majority of independent directors. All board members are non-executive directors and are all currently independent, with the exception of Jürgen Dormann. This determination has been made in accordance with the Swiss Code of Best Practice and the independence criteria set forth in the corporate governance rules of the New York Stock Exchange. Mr. Dormann held also the position of president and chief executive officer from September 5, 2002 until December 31, 2004 in addition to his ongoing role as chairman.

Our board of directors has appointed from among its members two board committees, the finance and audit committee and the nomination and compensation committee. The duties and objectives of the board committees are set forth in charters issued or approved by the board of directors. These committees assist the board in its tasks and report regularly to the board.

The finance and audit committee oversees the financial reporting processes and accounting practices, evaluates the independence, objectivity and effectiveness of external and internal auditors, reviews audit results, monitors compliance with the laws and regulations governing the preparation of our financial statements and assesses the processes relating to our risk management and internal control systems. The finance and audit committee is required to be composed of three or more independent directors who have a thorough understanding of finance and accounting. The chief financial officer and, as determined by the committee’s chairman for matters related to their respective functions, the head of internal audit, as well as the external auditors may participate in the finance and audit committee meetings. Mr. Voss is the chairman of the finance and audit committee, and Messrs. Agnelli (until July 2005), Hughes (from July 2005) and Wallenberg are members. The committee met eight times in 2005.

The nomination and compensation committee determines the selection of candidates for the board of directors and its committees, plans for the succession of directors and ensures that newly elected directors receive the appropriate introduction and orientation and that all directors receive adequate continuing education and training to fulfill their obligations. The nomination and compensation committee proposes the remuneration of the members of the executive committee. The nomination and compensation committee is required to be composed of three or more independent directors. Upon invitation by the committee’s chairman, the chief executive officer or other members of the executive committee may participate in the committee meetings, provided that any potential conflict of interest is avoided and confidentiality of the discussions is maintained. Mr. Märki is the chairman of the nomination and compensation committee, and Messrs. Agnelli (from July 2005), de Rosen and Wallenberg (until July 2005) are members. The committee met five times in 2005.

COMPENSATION

Board of Directors

The compensation levels of the board of directors in 2005 was as follows:

•        Chairman:  CHF 1,500,000 (approximately $1,140,858 at December 31, 2005);

•        Member:  CHF 250,000 (approximately $190,143 at December 31, 2005);

•        Committee chairman:  CHF 50,000 (approximately $38,029 at December 31, 2005); and

•        Committee member:  CHF 20,000 (approximately $15,211 at December 31, 2005).

These amounts were paid to the directors in semi-annual installments in 2005, in June and November.

Board members receive at least 50 percent (and may elect to receive a higher ratio) of their net compensation (i.e., after deduction of social security costs and withholding tax, where applicable), in ABB shares, which they are entitled to receive at a discount of 10 percent of the average share trading price during a 30-day reference period. During the term of board membership, the ABB shares are kept in a blocked account and may be disposed of only after the respective person has left the board of directors. The gross compensation paid to board members in shares and cash with respect to 2005 amounted to CHF 3,338,333 ($2,539,042 at December 31, 2005).

Our current board members received the following compensation (denominated in Swiss Francs) with respect to 2005 (the calculation of the number of shares and the cash amount varies depending on whether the person is subject to taxation at source):

	Board Member Compensation	Committee Member Compensation	Total Annual Compensation (gross)	Amount received in cash (net)	Number of shares received
Jürgen Dormann	1,500,000	—	1,500,000	476,418	63,479
Roger Agnelli	250,000	20,000	270,000	—	25,022
Louis R. Hughes(1)	158,333	10,000	168,333	58,364	7,246
Hans Ulrich Märki	250,000	50,000	300,000	—	38,129
Michel de Rosen	250,000	20,000	270,000	93,903	12,511
Michael Treschow	250,000	—	250,000	86,907	11,579
Bernd W. Voss	250,000	50,000	300,000	—	28,074
Jacob Wallenberg	250,000	30,000	280,000	97,401	13,029
Total	3,158,333	180,000	3,338,333	812,993	199,069

(1)                Louis R. Hughes received reduced compensation in October 2005 for the first semester as he was on a temporary leave of absence for a portion of that semester (see above).

With the exception of Jürgen Dormann for the period during which he served as both chairman of the board and chief executive officer, board members do not receive pension benefits and are not eligible to participate in any of our incentive programs.

No payments were made to former board members in 2005.

Executive Committee

Members of the executive committee receive annual base compensation. They are further eligible for annual bonus compensation, determined in accordance with the principles explained below.

In addition to receiving annual base and bonus compensation, members of the executive committee may participate in the newly created employee share acquisition plan and performance incentive share plan. Some members of the executive committee have participated in the earlier launches of our management incentive plan (MIP). Executive committee members receive customary additional benefits such as a company car and health insurance compensation and contributions to children education in some cases (see table below).

The table below shows the gross payments (i.e. compensation before deduction of employee social insurance and pension contributions) that were made to the members of the executive committee with respect to 2005, as well as the employer’s part of the ordinary pension contributions. All members of the executive committee are insured under the ABB Pension Fund, the ABB Supplementary Insurance Plan and the Tödi Foundation (the governing documents for each of these are available under www.abbvorsorge.ch), with the exception of Dinesh Paliwal, who is insured under the U.S. pension plan. Members of the executive committee based in Switzerland who are between the ages of 45 and 60 also participated in the equalization plan, a defined benefits plan capped under Swiss law, within the Tödi Foundation which was established in 2005. The table in the Share Ownership section below shows the numbers of conditionally granted shares (and therefore the maximum number of shares that may be granted) under the 2005 launch of the performance incentive plan. The exact number of shares to be received will be determined in March 2008 under the terms of the plan (see “Performance Incentive Plan”). In addition to the figures provided in the table below, Michael Demaré, Ulrich Spiesshofer and Peter Smits, but none of the other members of the executive committee as of December 31, 2005, participated in the second launch of the employee share acquisition plan (see details of the plan further below) with the maximum annual savings amount of CHF 9,000 ($6,845 at December 31, 2005).

	Currency	Salary	Bonus(1)	Additional compensation	Total annual compensation(6)	Employer’s pension contributions	Costs of company car	Costs of health insurance	Costs of children education
Fred Kindle	CHF	1,300,000	1,881,750	—	3,181,750	412,062	36,900	7,348	—
Dinesh Paliwal(2)	USD	732,333	677,105	—	1,409,438	511,906	24,000	24,045	122,596
Peter Smits	CHF	878,340	773,520	—	1,651,860	954,844	32,239	7,852	—
Gary Steel	CHF	697,508	629,300	—	1,326,808	888,726	33,187	8,020	70,434
Michel Demaré(3)	CHF	750,000	704,250	1,000,000	2,454,250	552,437	28,023	6,855	38,660
Ulrich Spiesshofer(4)	CHF	108,334	104,558	—	212,892	23,839	5,400	1,266	—
Total(5)	CHF	4,698,921	4,985,362	1,000,000	10,684,283	3,506,267	167,365	63,017	270,596

(1)             The table above provides compensation amounts with respect to 2005 on an accrual basis. Bonuses with respect to 2005 were paid in 2006.

(2)             As Dinesh Paliwal has a U.S. employment contract, he received his salary in U.S. dollars. His pension contributions are based on the U.S. pension plan.

(3)             The additional compensation was for share options forfeited when Michel Demaré left his previous employment to join ABB.

(4)             Ulrich Spiesshofer joined ABB on November 1, 2005, and therefore received a pro-rata share of his salary for 2005.

(5)             For the purpose of calculating the total, the U.S. dollar amounts relating to Dinesh Paliwal have been converted into Swiss francs using the noon buying rate for Swiss francs on December 30, 2005 ($1.00 = CHF 1.3148).

(6)             Excluding Employer’s pension contributions, costs of the company car, costs of health insurance, contributions to childrens’ education and the number of shares conditionally granted under the 2005 launch of the Performance Incentive Plan.

Bonus determination

ABB has implemented a bonus structure that we believe aligns the performance expectations of ABB senior managers with the interests of ABB shareholders.

Executive committee members, heads of group functions, business area managers and country managers receive targets and are measured at least 60 percent on ABB Group results.

Resulting bonuses are paid in March of the following year after full-year results are announced. The CEO has a maximum bonus opportunity of 150 percent of his base salary and all other executive committee members have a maximum bonus opportunity of 100 percent of their base salary.

Employee participation programs

In order to align its employees’ interests with the business goals and financial results of the company, we operate a number of participation programs, linked to ABB’s shares, which are described below.

Employee share acquisition plan

To incentivize employees, we have an employee share acquisition plan (ESAP Plan). The ESAP Plan is an employee stock option plan with a savings feature. Employees save over a twelve-month savings period, by way of monthly salary deductions. The maximum monthly savings amount is the lower of 10 percent of gross monthly salary or the local currency equivalent of 750 Swiss francs. At the end of the savings period, employees choose whether to exercise their stock options using their savings plus interest to buy ABB Ltd shares (American Depositary Shares (ADS) in the case of employees in the United States - each ADS representing one registered share of the Company) at the exercise price set at the grant date, or have their savings returned with interest. The savings are accumulated in a bank account held by a third party trustee on behalf of the participants and earn interest.

The maximum number of shares that each employee can purchase has been determined based on the exercise price and the aggregate savings for the twelve-month period, increased by 10 percent to allow for currency fluctuations. If, at the exercise date, the balance of savings plus interest exceeds the maximum amount of cash the employee must pay to fully exercise their stock options, the excess funds will be returned to the employee. If the balance of savings and interest is insufficient to permit the employee to fully exercise their stock options, the employee has the choice but not the obligation, to make an additional payment so that the employee may fully exercise their stock options.

If an employee ceases to be employed by us, the accumulated savings as of the date of cessation of employment will be returned to the employee and the employee’s right to exercise their stock options will be forfeited. Employees can withdraw from the ESAP Plan at any time during the savings period and will be entitled to a refund of their accumulated savings.

The exercise price per share and ADS of 10.30 Swiss francs and $7.88, for the 2005 grant, were determined using the closing price of the ABB Ltd share on SWX Swiss Exchange (virt-x) and ADS on the New York Stock Exchange on the grant date of November 8, 2005. See Note 21 to the Consolidated Financial Statements for additional information regarding the ESAP Plan.

Management Incentive Plan

We have a management incentive plan under which key employees received warrants and warrant appreciation rights for no consideration over the course of nine grants from 1998 to 2006. The warrants are exercisable for shares at a predetermined price, not less than the fair market value as of the date of grant. Participants may also sell the warrants rather than exercise the right to purchase shares. Equivalent warrants are listed on the SWX Swiss Exchange (virt-x), which facilitates valuation and transferability of warrants granted under the management incentive plan.

Each warrant appreciation right entitles the holder to an amount in cash equal to the market price of one equivalent warrant on the SWX Swiss Exchange (virt-x) on the date of exercise of the warrant appreciation right. Warrant appreciation rights are not transferable. Participants may exercise or sell warrants or exercise warrant appreciation rights only during the 30 days immediately following publication of our interim or annual results. No exercise or sale is permitted until after the vesting period, which is three years from date of grant, although vesting restrictions can be waived in certain circumstances such as death or disability. All warrants and warrant appreciation rights expire six years from the date of grant.

As of March 31, 2006, 86,714,250 warrants were outstanding, representing the rights to acquire 19,219,224 of our shares (representing less than 1 percent of our total outstanding shares), including rights of the current members of our executive committee to acquire an aggregate of 527,100 shares. Also on that date, the warrant appreciation rights outstanding represented rights to receive the cash equivalent to the market price of 134,813,250 warrants, including rights of the current members of our executive committee to receive the cash equivalent to the market price of 5,806,250 warrants. Our obligations under the management incentive plan are covered by contingent share capital. See Note 21 to the Consolidated Financial Statements for additional information regarding the management incentive plan.

As of March 31, 2006, 36,017,500 warrants representing the rights to purchase 9,079,874 shares (representing less than 1 percent of our total outstanding shares) were exercisable and 53,776,250 warrant appreciation rights were exercisable.

The following table sets forth the number of warrants outstanding under the management incentive plan as of March 31, 2006.

Grant	Warrants Outstanding		Exercise Ratio (Warrants: Shares)	Number of Shares Underlying Warrants		Exercise Price (CHF)	Expiration Date
June 2000	19,630,000	(1)	1:0.2521	4,948,648	(1)	42.05	June 2006
December 2001	16,387,500	(1)	1:0.2521	4,131,226	(1)	13.49	December 2007
December 2003	24,241,750		1:0.2000	4,848,350		7.00	December 2009
December 2004	14,325,000		1:0.2000	2,865,000		7.50	December 2010
February 2006	12,130,000		1:0.2000	2,426,000		15.30	February 2012

(1)             All of the warrants from the June 2000 and December 2001 grants, representing the rights to purchase an aggregate of 9,079,874 shares, are currently exercisable.

The following table sets forth the number of warrant appreciation rights outstanding under the management incentive plan as of March 31, 2006.

Grant	Warrant Appreciation Rights Outstanding(1)		Expiration Date
June 2000	30,335,000	(2)	June 2006
December 2001	23,441,250	(2)	December 2007
December 2003	18,337,000		December 2009
December 2004	28,527,500		December 2010
February 2006	34,172,500		February 2012

(1)    With respect to each grant, the warrant appreciation right represents a future right to receive the cash equivalent of the market price of a warrant issued on the same grant date.

(2)    All of the warrant appreciation rights from the June 2000 and December 2001 grants are currently exercisable.

Performance incentive share plan

ABB has a performance incentive share plan (Performance Plan) for members of its executive committee (EC Members). The Performance Plan involves annual conditional grants of ABB’s stock. The number of shares conditionally granted is dependent upon the base salary of the EC Member. The actual number of shares that each participant will receive free of charge at a future date is dependent on (1) the performance of ABB Ltd shares during a defined period (Evaluation Period) compared to those of a selected peer group of publicly-listed multinational companies and (2) the term of service of the respective EC Member in that capacity during the Evaluation Period. The actual number of shares received after the Evaluation Period cannot exceed 100 percent of the conditional grant.

Our performance compared to our peers over the Evaluation Period will be measured as the sum, in percentage terms, of the average percentage price development of the ABB Ltd share price over the Evaluation Period and an average annual dividend yield percentage (ABB’s Performance).

In order for shares to vest, ABB’s Performance over the Evaluation Period must be positive and equal to or better than half of the defined peers. The actual number of shares to be delivered will depend on ABB’s ranking in comparison with the defined peers. The full amount of the conditional grant will vest when ABB’s Performance is better than three-quarters of the defined peers.

If during the vesting period, an EC Member gives notice of resignation or, under certain circumstances, is given notice of termination, then the right to shares is forfeited. In the event of death or disability during the vesting period, the conditional grant size for that participant is reduced pro rata based on the remaining vesting period. If, during the vesting period, a Performance Plan participant ceases to be an EC Member for reasons other than described above, the conditional grant size is reduced pro rata based on the portion of the vesting period remaining when the participant ceases to be an EC Member, unless otherwise determined by ABB’s Nomination and Compensation Committee. In respect of a Performance Plan grant for which the vesting period has not expired, the Nomination and Compensation Committee can invite a new EC Member to receive a conditional grant, adjusted to reflect the shorter service period.

Presented below is a summary of the 2005 launch of the Performance Plan.

		Total numbers of shares	Reference price
Launch year	Evaluation Period	conditionally granted	(Swiss francs)(1)
2005	March 15, 2005, to March 15, 2008	1,044,456	7.15

(1)             For the purpose of comparison with the peers, the reference price is calculated as the average of the closing prices of the ABB Ltd share on SWX Swiss Exchange (virt-x) over the 20 trading days preceding March 15 of the respective launch year.

The shares that were conditionally granted under the 2004 launch of the Performance Incentive Plan vested in March 2006. Each executive committee member received 100% of his conditionally granted shares.

See Note 21 to the Consolidated Financial Statements for additional information regarding the Performance Incentive Share Plan.

Compensation to former members of the executive committee

In 2005, we did not make any payments to former members of the executive committee.

Employment Contracts

None of our board members or executive committee members benefits from a “golden parachute” clause which would become effective upon a change of control. Employment contracts normally contain notice periods of 12 months for executive committee members, during which they are entitled to salaries and bonuses. No director has a contract with us providing for further benefits upon termination of his board membership, other than pursuant to applicable employment agreements in case of simultaneous termination of their employment.

Additional fees and remuneration

Other than as disclosed herein, none of the members of our board of directors, our executive committee, or persons closely linked to any of them received any additional fees and remunerations for services rendered to us. A closely linked person includes a spouse, children below the age of eighteen, legal or natural person acting as a fiduciary and legal entities controlled by a member of the board of directors or the executive committee.

Loans and guarantees granted to the board of directors or executive committee.

We have not granted any loans or guarantees to our board members or members of our executive committee in 2005.

SHARE OWNERSHIP

Under our management incentive plan, certain members of the executive committee have received in 2000 and 2003 warrants and warrant appreciation rights that remain outstanding. For details of the various warrant launches please see “Item 6. Directors, Senior Management and Employees—Management Incentive Plan.”

As of March 31, 2006 the members of the board of directors and executive committee as at December 31, 2005, held the following numbers of shares (or ADSs representing such shares), warrants and warrant appreciation rights:

			Number of Warrants and Warrant Appreciation Rights Granted under the Management Incentive Plan
	Number of Shares	Number of Shares granted(4)	Launch Year 2000	Launch Year 2003
Jürgen Dormann	737,276	—	—	1,000,000
Roger Agnelli	123,265	—	—	—
Louis R. Hughes	51,750	—	—	—
Hans Ulrich Märki	278,628	—	—	—
Michel de Rosen	81,354	—	—	—
Michael Treschow	63,477	—	—	—
Bernd W. Voss	121,343	—	—	—
Jacob Wallenberg	137,046	—	—	—
Fred Kindle	132,980	272,728	—	—
Dinesh Paliwal(1)	222,379	174,960	250,000	1,000,000
Peter Smits	165,712	184,616	250,000	1,000,000
Gary Steel	90,623	146,854	—	1,000,000
Michel Demaré(2)	59,501	157,343	—	—
Ulrich Spiesshofer(3)	15,870	107,955	—	—
Total	2,281,204	1,044,456	500,000	4,000,000

(1)    Shares held jointly with his spouse.

(2)    Includes 500 shares held jointly with spouse.

(3)    Ulrich Spiesshofer joined ABB during the evaluation period and therefore received a pro-rata conditional grant of shares under the 2005 launch of the Performance Incentive Plan.

(4)             All such shares were granted conditionally under the 2005 launch of the Performance Plan. The shares will only vest if certain targets are met.

The members of our board of directors and executive committee as at December 31, 2005 owned less than 1 percent of our total shares outstanding as of March 31, 2006.

Other than as stated in the table above, no person closely linked to any member of the executive committee holds any shares of ABB or options in ABB shares. A closely linked person includes a spouse, children below the age of eighteen, a legal or natural person acting as a fiduciary and legal entities controlled by a member of the board of directors or the executive committee.

Share amounts provided in this section do not include the shares beneficially owned by Investor AB, of which Mr. Wallenberg is chairman. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

EMPLOYEES

A breakdown of our employees by geographic region for the years ended December 31, 2005, 2004 and 2003, is as follows:

	At December 31,
Region	2005	2004	2003
Europe	58,500	60,200	70,500
The Americas	18,500	16,300	19,000
Asia	18,400	16,500	15,700
Middle East and Africa	8,100	9,500	11,300
Total	103,500	102,500	116,500

The proportion of our employees that are represented by labor unions or are the subject of collective bargaining agreements varies based on the labor practices of each country in which we operate. We estimate that approximately 62 percent of all ABB Group employees are covered by collective bargaining agreements. We believe that our employee relations are good.

Item 7.                        Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

To the best of our knowledge, as of March 31, 2006, the following person held 5 percent or more of our total current issued share capital:

Name	Number of Shares Owned	Total Percentage of Share Capital
Investor AB(1)(2)	166,330,142	8.0%

(1)    Mr. Jacob Wallenberg, a member of our board of directors, is the chairman of Investor AB. The number of shares indicated above does not include the shares owned by Mr. Wallenberg as an individual and earned as compensation for services as a member of our board of directors. See “Item 6. Directors, Senior Management and Employees—Compensation.”

(2)    According to a Schedule 13D filed with the SEC on November 22, 2002, Investor AB first acquired in excess of 5 percent of our total share capital on November 4, 2002, when it had beneficial ownership of 120,255,178 of our registered shares, which at that time constituted 10.8 percent of our total share capital. On March 8, 2005, Investor AB amended its Schedule 13D, stating that it had beneficial ownership of 187,374,142 registered shares, a reduction in its holdings after accounting for the 7-for-10 rights offering in connection with our 2003 share capital increase. Based on information from our share register, Investor AB subsequently further reduced its holdings to 166,330,142 shares.

On April 14, 2005, pursuant to the rules of the Federal Act on Stock Exchanges and Securities Trading (the “Swiss Stock Exchange Act”), FMR Corp. and certain of its affiliates announced that, as of April 7, 2005, it held a total of 103,744,180 of our registered shares, which at that time constituted 5.01 percent of our total share capital. On August 18, 2005, pursuant to the rules of the Swiss Stock Exchange Act, these shareholders announced that as of August 12, 2005, they owned less than five percent of our registered shares.

On March 19, 2003, pursuant to the rules of the Swiss Stock Exchange Act, the Capital Group International, Inc. and certain of its affiliates announced that, as of March 11, 2003, it held a total of 64,043,388 of our registered shares, which at that time constituted 5.33 percent of our total share capital. On July 30, 2003, Capital Group International, Inc. reported pursuant to the rules of the Swiss Stock Exchange Act that as of July 22, 2003, it held a total of 59,978,124 of our registered shares, which at the time constituted less than 5 percent of our total share capital.  On December 1, 2003, Capital Group International, Inc. and certain of its affiliates filed a Schedule 13D with the SEC, stating that as of November 21, 2003, these shareholders beneficially owned 84,099,190 of our registered shares, which at the time constituted 6.8 percent of our total share capital. On February 13, 2004, these shareholders amended their Schedule 13D, stating that as of December 31, 2003, Capital Group International, Inc. and certain of its affiliates held 133,888,830 of our registered shares, which at the time constituted 6.5 percent of our total share capital. On April 30, 2004, pursuant to the rules of the Swiss Stock Exchange Act, these shareholders announced that as of April 23, 2004, they owned less than five percent of our registered shares. On February 14, 2005, Capital Group International, Inc. and certain of its affiliates amended their Schedule 13D, stating that at December 31, 2004, these shareholders beneficially owned 184,350 registered shares, which at the time constituted less than 1 percent of our total share capital.

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

At March 31, 2006, we had approximately 291,000 shareholders. Approximately 36,000 were U.S. holders, of which approximately 700 were record holders. Based on the share register, U.S. holders (including holders of ADSs) held approximately 11 percent of the total number of shares issued, including treasury shares, at that date.

RELATED PARTY TRANSACTIONS

In the normal course of our business, we purchase products from, sell products to and engage in other transactions with entities in which we hold an equity interest. The amounts involved in these transactions are not material to ABB Ltd. Also, in the normal course of our business, we engage in transactions with businesses that we have divested. We believe that the terms of the transactions we conduct with these companies are negotiated on an arm’s length bases.

We have participations in joint ventures and affiliated entities, which are accounted for using the equity method. Many of these entities have been established to perform specific functions, such as constructing, operating and maintaining a power plant. In addition to our investments, we may provide products to specific projects, may act as a contractor of such projects or may operate the finished products. We may also grant lines of credit to these entities or for specific projects and guarantee their obligations, as discussed under the section entitled “Off-balance sheet arrangements” above. These joint ventures, affiliated companies or project-specific entities generally receive revenues either from the sale of the final product or from selling the output generated by the product. The revenue usually is defined by a long-term contract with the end user of the output.

Our risk with respect to these entities is substantially limited to the carrying value of the companies on our Consolidated Balance Sheets. The carrying value at December 31, 2005 and 2004, of the entities that we account for using the equity method, or equity accounted investees, was $618 million and $596 million, respectively.

Our 2005 and 2004 Consolidated Financial Statements include the following aggregate amounts related to transactions with equity accounted investees and other related parties, including related party transactions, that are recorded in loss from discontinued operations, net of tax, and assets and liabilities held for sale and in discontinued operations:

	Year ended December 31,
	2005	2004
	(U.S. dollars in millions)
Revenues	$63	$57
Receivables	17	11
Other current assets	2	13
Financing receivables (non-current)	53	45
Current liabilities	—	2
Short-term debt and non-current liabilities	$2	$22

In November 2005, ABB sold its Finnish lease portfolio business to Skandinaviska Enskilda Banken AB (publ) (SEB). Also in November 2005, ABB entered into a new 5 billion Swedish krona commercial paper program pursuant to which SEB is an arranger and dealer. Jacob Wallenberg, a member of our board of directors, is the Vice-Chairman of SEB.

On July 4, 2005, ABB entered into a new unsecured syndicated $2 billion five-year revolving credit facility, which became available in July 2005. Each of SEB and Dresdner Bank AG has committed to $120 million out of the $2 billion total. Jacob Wallenberg, a member of our board of directors, is the Vice-Chairman of SEB and Bernd W. Voss, a member of our board of directors, is a member of the Supervisory Board of Dresdner Bank AG. This replaced the unsecured syndicated $1 billion three year revolving credit facility which we entered into on November 17, 2003 and which became available in December 2003 after the fulfillment of certain conditions including the repayment and cancellation of the former $1.5 billion facility which had been entered into in December 2002. Each of SEB and Dresdner Bank Luxembourg S.A. had committed to lend amounts under the November 2003 and the December 2002 credit facilities.

We consider our relationships with SEB and Dresdner Bank AG to be among our primary banking relationships. In addition to participating in the credit facilities described above, each of these banks has from time to time provided commercial banking, lending, investment banking and financial advisory services to us and our affiliates in the ordinary course of business. They have received customary fees and/or commissions for such services. We expect to continue to conduct transactions with them in the future on an arm’s length basis.

In June 2003, we entered into a 10 year global framework agreement with International Business Machines Corporation (IBM) to outsource our information systems infrastructure services to IBM. This global framework agreement forms the basis for country agreements entered into with IBM in 15 countries (as of December 31, 2005) in Europe (including our headquarters) and North America, representing approximately 90% of our information systems infrastructure. The agreement involved the transfer to IBM of 800 of our employees, in addition to the 380 employees transferred under pilot programs prior to 2003. Our total expenditure in respect of the agreement is expected to amount to approximately $1.7 billion over 10 years, based on the current level of usage of the services. While the agreement was negotiated and transacted at arm’s length with IBM, it should be noted that Jürgen Dormann, our chairman (who at the time also served as our president and chief executive officer), was a member of the board of directors of IBM until April 29, 2003, and was again appointed a member of IBM’s board of directors as of February 22, 2005. Hans Ulrich Märki, a member of our board of directors, is chairman of IBM Europe, Middle East and Africa.

During 2005, we were party to several contracts with Companhia Vale do Rio Doce (CVRD), a Brazilian company with operations in mining, logistics (railways and ports) and power generation, and its subsidiaries including contracts for engineering services and the supply of electrical equipment for generation and distribution of power. The largest contract was for the supply of electrical equipment with a value of approximately $6.4 million. There are also various purchase orders for spare parts and machinery in general. The total value of such contracts and purchase orders is approximately $21.7 million. Roger Agnelli, a member of our board of directors, is president and chief executive officer of CVRD. The exchange rate used to convert Brazilian Reals into U.S. dollars was R$2.14 to US$1.00.

From time to time we are a supplier to Duke Energy. In 2005, we supplied products, systems, and services for both capital improvements and operation and maintenance projects. We received orders in 2005 from Duke Energy of $23.8 million in our automation and power businesses. In addition, in 2005 we were awarded an $8.1 million turnkey system by Ameristeel for installation on Duke Energy’s system. In 2004, we supplied turnkey installation support for both capital improvements and operation and maintenance projects. We recognized revenues in 2004 from Duke Energy of $10 million, with a turnkey circuit breaker replacement order representing $3 million of that total. Roger Agnelli, a member of our board of directors, is a member of the board of directors of Duke Energy.

In February 2004, we completed the sale of Etavis AG, our Building Systems business located in Switzerland, but retained a 10 percent ownership interest. In connection with this transaction, Etavis AG and our wholly owned subsidiary ABB Switzerland Ltd entered into a loan agreement, pursuant to which we have extended a loan in the amount of CHF 1,858,974 to Etavis AG. This loan bears an interest at an annual rate of 3.5 percent. The largest amount of this loan outstanding during the period covered by this report was CHF 1,976,789 (or $1,503,490 as of December 31, 2005). As of March 31, 2006, the outstanding amount of this loan was CHF 1,976,789. Additionally, under the terms of the sale agreement, ABB Switzerland Ltd and our other affiliates in Switzerland were obligated to continue using Etavis AG as their preferred installations service provider until September 2005. In addition, we agreed to use our best efforts to grant Etavis AG “most-favored nation” treatment for our new building technology products in Switzerland until March 2006. As per March 31, 2006 there are, besides our loan and our 10% share, no further contractual overlaps with Etavis.

There are no cross-shareholdings in excess of 5 percent of the share capital or the voting rights between ABB and another company.

Item 8.                        Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See “Item 18. Financial Statements” for a list of financial statements contained in this report.

LEGAL PROCEEDINGS

We are involved in legal proceedings from time to time incidental to the ordinary conduct of our business. These proceedings principally involve matters relating to warranties, personal injury, damage to property, environmental liabilities and intellectual property rights.

ABB Barranquilla Inc. (ABB Barranquilla), a subsidiary of our ABB Equity Ventures Inc. (ABB Equity Ventures) subsidiary, is an equity investor in Termobarranquilla S.A., Empresa de Servicios Publicos (TEBSA), which owns a Colombian independent power generation project known as Termobarranquilla. One of the other shareholders of TEBSA is Corporación Electrica de la Costa Atlántica (CORELCA), a government-owned Colombian electric utility. CORELCA also purchases the electricity produced from the Termobarranquilla project. In addition to our equity investment, our former power generation business was EPC contractor for Termobarranquilla. The project was awarded to us and another company, as joint bidders, after a competitive bidding process in 1994. The co-bidder manages the operation and maintenance of the facility. We entered into certain side agreements with the co-bidder for a sharing and reallocation of a portion of the amounts paid to us and to the co-bidder under the EPC contracts and the operation and maintenance contract. These side agreements were not disclosed at the time they were entered into to TEBSA or CORELCA. They also were not disclosed to the lenders who provided financing to TEBSA for the project, including U.S. Overseas Private Investment Corporation and U.S. Export Import Bank, at the time of the closing of such financing, as required pursuant to the lending documents.

On June 28, 2002, ABB Barranquilla, ABB Equity Ventures, the co-bidder, TEBSA and CORELCA settled all claims and potential claims by TEBSA and CORELCA arising out of the entry into or performance of the side agreements. CORELCA and TEBSA released and discharged ABB and its affiliates from any claims that TEBSA and CORELCA had, may have or may thereafter claim to have, arising on or before June 28, 2002 (the effective date of the settlement) and whether or not previously asserted, which in any way may arise out of or relate to the entry into or the performance of any of the side agreements. As consideration, we terminated the side agreements, paid $13 million to CORELCA, and reimbursed CORELCA for its legal expenses. We also agreed to indemnify (i) TEBSA for any and all penalties, fines and interest, if any, incurred by TEBSA arising out of or in connection with the entry into or performance of the side agreements and (ii) CORELCA for liabilities, costs or expenses related to certain taxes payable by CORELCA as a result of the settlement. On June 28, 2002, TEBSA’s project lenders consented to the terms of the settlement and waived all defaults under the project lending documents arising out of the entry into or performance of the side agreements. As consideration for the lenders’ consent and waiver, ABB Switzerland Holding Ltd. and the co-bidder agreed to indemnify the project lenders from and against (i) any investigation, litigation or proceeding related to the entry into or performance of the side agreements and (ii) any other exposure as a consequence of, or which might be asserted against any of the project lenders by virtue of, the failure of ABB or the co-bidder to disclose the side agreements. The indemnification obligation is joint but not several and is limited to the credit exposure of the project lenders. On December 31, 2005, the outstanding balance owed by TEBSA to the project lenders was approximately $120 million.

On February 3, 2003, ABB Ltd, ABB Holdings Inc. and ABB Equity Ventures entered into a compliance agreement with U.S. Export-Import Bank. The compliance agreement, among other things, requires us to adopt and maintain additional compliance procedures and allow U.S. Export-Import Bank to audit our compliance.

In response to information provided by our employees, during 2002 and 2003 we undertook an investigation of potentially improper business conduct within our Oil, Gas and Petrochemical division. In such internal investigations, we uncovered a limited number of improper payments by some of our employees and agents in the upstream business in Africa, Central Asia, and South America, which we have voluntarily disclosed to the DoJ and the SEC. The payments, which violated our internal policies on business ethics, were made in order to obtain from local officials confidential information and commercial advantages, including with respect to contracts on which we were bidding. For further information on the sale of the upstream part of the Oil, Gas and Petrochemicals business, see “Item 5. Operating and Financial Review and Prospects—Acquisitions, Investments and Divestitures—Divestitures of businesses, joint ventures and affiliated companies—Divestitures in 2004” and “Item 10. Additional Information—Material Contracts—Sale Agreement for Part of the Oil, Gas and Petrochemicals Business.”

Subsequently, ABB Vetco Gray Inc. and ABB Vetco Gray UK Ltd., two of our subsidiaries that were sold as part of the Oil, Gas and Petrochemicals upstream business in July 2004, pleaded guilty on July 6, 2004, to two counts of conduct in violation of the FCPA, relating to the payment of bribes to officials of NAPIMS, a Nigerian government agency that evaluates and approves potential bidders for contract work on oil exploration projects in Nigeria, including bidders seeking subcontracts with foreign oil and gas companies. According to the stipulated statement of facts, the two former subsidiaries paid more than $1 million in exchange for obtaining confidential bid information and favorable recommendations from Nigerian government agencies in connection with seven oil and gas construction contracts in Nigeria from which the companies expected to realize profits of almost $12 million. As part of the plea agreement, we paid a criminal fine of $10.5 million to the DoJ.

In a separate, but related, action, the SEC filed a complaint against us. The complaint alleges violations of anti-bribery, books and records, and internal control provisions of the FCPA, arising from alleged payments in Nigeria, Kazakhstan and Angola. ABB Ltd has agreed to a civil settlement that includes (i) the hiring of an independent consultant to review our policies and procedures as they relate to compliance with the books and records, internal accounting controls and anti-bribery provisions of the FCPA, (ii) the disgorgement of profits and pre-judgment interest of $5.9 million, and (iii) a civil penalty payment of $10.5 million, which is to be deemed satisfied by payment of the criminal fine to the DoJ discussed above.

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

In June 2004, we disclosed to the SEC and the Italian authorities the preliminary results of our inquiry conducted with the assistance of outside counsel and forensic accountants. Those results showed that from the first quarter of 1998 through the first quarter of 2004, the PT-MV BAU overstated its earnings before interest and taxes (operating income) and net income through the early recognition of certain revenue from incomplete projects, improper capitalization of costs on certain projects, unrecorded liabilities and borrowings, and other improper journal entries. As a result, the financial statements and certain financial data set forth in our Consolidated Financial Statements as of December 31, 2003 and 2002 and for each of the years in the three year period ended December 31, 2004 were restated in September 2004. The inquiry also uncovered improper payments to an employee of an Italian power generation company. The investigation by the Italian authorities is ongoing and we are not currently in a position to predict the outcome.

On April 19, 2005, we announced that we had made a voluntary disclosure to the DoJ and the SEC of certain suspect payments made by employees of ABB network management, a specialized U.S.-based business unit. The suspect payments became apparent during an internal investigation following the dismissal of two managers from the company in mid-2004. The payments were made to intermediaries in Latin America and in the Middle East in connection with the company’s business, which is control software for utility customers. If any these payments result in enforcement action, we could be subject to civil and criminal penalties. We are continuing our investigation and compliance review of this business.

On October 27, 2005, the United Nations Independent Inquiry Committee issued its final report on the United Nations Oil-for-Food Program. This report alleges that certain ABB subsidiaries made illicit payments to the Iraqi government under contracts for humanitarian goods. We are cooperating on a voluntary basis with the SEC in its ongoing investigation of the matters raised in the report.

On February 8, 2006, we announced that we had disclosed to the DoJ and the SEC suspect payments made by employees of company subsidiaries in a number of countries including a country in the Middle East. These payments were discovered by us as a result of our internal compliance reviews. The payments may be in violation of the FCPA or other applicable laws. If we are found to have violated any of these laws, we could be liable for penalties and other costs and the violations could otherwise negatively impact our business. We are cooperating on these issues with the relevant authorities and are continuing our internal investigations and compliance reviews.

On March 21, 2006, we issued a statement that several of our units are being investigated by Brazilian authorities, who are pursuing antitrust allegations against several international power companies in the country. We have been granted a conditional leniency and are cooperating with the Brazilian authorities.

There can be no assurance that any investigation by us or any governmental authority of these matters will not conclude that violations of applicable laws have occurred or that the results of these investigations will not result in civil or criminal penalties, including monetary penalties or other sanctions, or otherwise have a material adverse effect on our business and results of operations.

For a description of our involvement in asbestos litigation, see “Item 3. Key Information—Risk Factors—We are subject to ongoing litigation and potentially substantial liabilities arising out of asbestos claims” and “Item 5. Operating and Financial Review and Prospects—Asbestos Liabilities.”

DIVIDENDS AND DIVIDEND POLICY

See “Item 3. Key Information—Dividends and Dividend Policy.”

SIGNIFICANT CHANGES

Except as otherwise described in this report, there has been no significant change in our financial position since December 31, 2005.

Item 9.                        The Offer and Listing

MARKETS

The shares of ABB Ltd are principally traded on virt-x (under the symbol “ABBN”) and on the Stockholm Exchange (under the symbol “ABB”). ADSs of ABB Ltd have been traded on the New York Stock Exchange under the symbol “ABB” since April 6, 2001. ABB Ltd’s ADSs are issued under the Amended and Restated Deposit Agreement, dated May 7, 2001, with Citibank, N.A. as depositary. Each ADS represents one share.

TRADING HISTORY

No suspension in the trading of our shares occurred in the years ended December 31, 2003, 2004 and 2005.

The table below sets forth, for the periods indicated, the reported high and low closing sale prices for the shares on virt-x and the Stockholm Exchange and for the ADSs on the New York Stock Exchange. All share prices have been adjusted to reflect the share capital increase completed in December 2003.

	virt—x(1)		Stockholm Exchange		New York Stock Exchange
	High	Low	High	Low	High		Low
	(CHF)		(SEK)		($)
Annual highs and lows
2001	35.20	7.93	208.66	52.77	18.95	(2)	6.49	(2)
2002	14.52	1.29	91.44	8.30	11.11		1.14
2003	6.66	2.02	39.88	12.81	6.24		1.95
2004	8.18	6.20	48.00	36.10	6.70		4.93
2005	12.95	6.48	77.75	38.00	9.79		5.42
Quarterly highs and lows
2004 First Quarter	8.01	6.26	46.70	36.10	6.44		5.08
Second Quarter	8.18	6.51	48.00	38.90	6.34		5.10
Third Quarter	7.75	6.20	45.40	37.20	6.20		4.93
Fourth Quarter	8.00	6.20	46.70	36.10	6.70		5.43
2005 First Quarter	7.64	6.48	44.70	38.00	6.52		5.42
Second Quarter	8.98	7.22	54.75	42.70	7.01		6.10
Third Quarter	9.53	8.20	57.50	49.80	7.70		6.25
Fourth Quarter	12.95	8.93	77.75	55.00	9.79		6.96
2006 First Quarter	16.50	13.10	99.25	77.00	12.63		10.19
Monthly highs and lows
2005 October	9.86	8.93	60.75	55.00	7.79		6.96
November	11.60	9.81	71.00	61.25	8.80		7.66
December	12.95	11.80	77.75	72.25	9.79		9.06
2006 January	14.30	13.10	86.25	77.00	11.18		10.19
February	16.50	13.85	99.25	82.25	12.52		10.47
March	16.50	15.10	98.00	91.50	12.63		11.63

(1)             Until June 25, 2001, the shares were traded on the SWX Swiss Exchange.

(2)             From April 6, 2001.

THE SWX SWISS EXCHANGE AND VIRT-X

ABB Ltd’s shares are listed on the main board of the SWX Swiss Exchange and are included in the Swiss Market Index, a capitalization-weighted index of a maximum of 30 shares of large Swiss corporations currently traded on virt-x. ABB Ltd is subject to the regulations and listing rules of the SWX Swiss Exchange.

The SWX Swiss Exchange was founded in 1993 as the successor to the local stock exchanges of Zurich, Basel and Geneva. Trading in foreign equities and derivatives began in December 1995. In August 1996, the SWX Swiss Exchange introduced full electronic trading in Swiss equities, derivatives and bonds. The aggregate value of trading activity of Swiss shares, investment funds, warrants, and bonds as well as other non-Swiss shares, warrants and bonds on the SWX Swiss Exchange and on virt-x was in excess of CHF 927 billion in 2005. As of December 31, 2005, the equity securities of 400 corporations, including 108 foreign corporations, were listed and traded on the SWX Swiss Exchange.

virt-x Exchange Limited (virt-x) was founded in 2001 as the first comprehensive cross-border platform for trading major European blue chips. By supporting all parts of the investment cycle from pre-trade price discovery, through to trading, confirmation, post trade management and into clearing and settlement, virt-x offers its members and participants a seamless, modular service to meet their European equity market requirements. Since its launch, virt-x has focused on genuine consultation with market participants and with its London presence is well placed to play an active part in shaping new developments in European securities trading. virt-x is a wholly-owned subsidiary of the SWX Swiss Exchange.

All trading in the stocks included in the Swiss Market Index, including ABB, was transferred to virt-x on June 25, 2001. The trading of these stocks is conducted in Swiss francs. virt-x uses the SWX Swiss Exchange trading platform and network under a facilities management agreement. Most of the systems operation and development capability is outsourced to the SWX Swiss Exchange in Switzerland.

Trading begins each business day at 9:00 a.m. (CET) and continues until 5:30 p.m. (CET). At 5:20 p.m. (CET) the exchange moves into “Closing Auction” status. The closing auction stops at 5:30 p.m. (CET). Orders can be placed up to 10:00 p.m. (CET) and again from 6:00 a.m. (CET) onwards.

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

Transactions take place through the automatic matching of orders. Each valid order of at least one share is entered and listed according to its price. In general, orders placed at the best price (known as “market orders”) are executed first followed by orders placed with a price limit (known as “limit orders”). If several orders are listed at the same price, they are executed in the order of the time they were entered.

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

virt-x provides fully integrated trading, clearing and settlement. virt-x has a Central Counterparty (CCP) with two interlinked CCPs: LCH.Clearnet and SIS x-clear. The central counterparty permits risk management, maintenance of anonymity from trade to settlement and optional netting. For settlement of virt-x trades, members may choose their preferred settlement venue from three core CSDs: Crest, SIS and Euroclear. These are supported by online links between the systems in real-time, giving members real-time inter-CSD settlement at largely domestic rates. Settlement is supported by a single set of rules and directives, ensuring uniform settlement procedures and a single settlement cycle (T+3) regardless of a security’s domicile.

The traded prices of all securities are constantly monitored. As soon as the difference between two successive trade prices is greater than a specific predefined value, a brief trading suspension, called “stop trading,” is automatically triggered. The triggering parameters and length of a stop trading differ according to the security.

THE SWEDISH SECURITIES MARKET

ABB Ltd’s shares are listed on the A-list (consisting of the largest companies in Sweden) on the Stockholm Stock Exchange and are included in the OMX S30 Index, which mirrors the total price changes in the 30 most traded shares on the Stockholm Stock Exchange. ABB Ltd is subject to the regulations and listing rules of the Stockholm Stock Exchange.

Trading System

Trading on the Stockholm Stock Exchange is conducted on behalf of clients by banks and brokers. While banks and brokers are permitted to act as principal in trading both on and off the Stockholm Stock Exchange, they generally engage in transactions as agents. There are no mandatory market maker or specialist systems on the Stockholm Stock Exchange.

Each trading day on the Stockholm Stock Exchange begins with an open morning call and ends with an open closing call. At 8:45 a.m. (CET) an open call procedure begins for all shares simultaneously, preceding the commencement of trading at 9:00 a.m. (CET), when the first share is assigned its opening price, and then becomes subject to continuous trading. After approximately 8 minutes, at 9:08 a.m. (CET), the opening prices for all the shares have been established and trading continues at prices based on market demand until 5:20 p.m. (CET) when the closing call is initiated. The closing call ends at 5:30 p.m. (CET), which is the Stockholm Stock Exchange’s closing time. Buy and sell orders are registered on the Stockholm Automated Exchange System, or SAXESS, a computerized order-matching system, in round lots, typically of 100 shares, and odd lots are matched separately at the last price for round lots.

The Stockholm Stock Exchange is a fully electronic marketplace. Trading on the SAXESS comprises all Swedish stocks traded on the Stockholm Stock Exchange and all trades executed in SAXESS are settled electronically in the account-based security system operated by VPC. Member firms of the Stockholm Stock Exchange are able to operate from an optional geographic location via advanced data communications. The brokers’ representatives are able to trade via network stations that have been developed by the OMX or via their own electronic data processing systems which are linked to SAXESS.

In addition to official trading on the Stockholm Stock Exchange, there is also trading off the Stockholm Stock Exchange during and after official trading hours. Trades in excess of 20 round lots can be effected off the Stockholm Stock Exchange if the transaction price lies within the spread then appearing on

SAXESS. Trades in excess of 250 round lots, however, may be effected off the Stockholm Stock Exchange without regard to that spread. Trades after official trading hours off the Stockholm Stock Exchange that relate to 250 round lots or less must normally be effected at a transaction price that lies within the spread appearing on SAXESS at the time of the closing, or at a price that otherwise reflects the market situation at that time. Trading on the Stockholm Stock Exchange tends to involve a higher percentage of retail clients, while trading off the Stockholm Stock Exchange, whether through intermediaries or directly, often involves larger Swedish institutions, banks arbitraging between the Swedish market and foreign markets and foreign buyers and sellers purchasing shares from or selling shares to Swedish institutions.

The Stockholm Stock Exchange is an authorized stock exchange in accordance with the Swedish Stock Exchange and Clearing Operations Act (lag 1992:543 om börs-och clearingverksamhet) and is subject to regulation by the Swedish Financial Supervisory Authority. The Swedish Stock Exchange and Clearing Operations Act provides for the regulation and supervision of the Swedish securities markets and market participants and the Swedish Financial Supervisory Authority implements this regulation and supervision.

The regulatory system governing trading on and off the Stockholm Stock Exchange is intended to achieve transparency and equality of treatment. All trades on the Stockholm Stock Exchange are made through SAXESS to the Stockholm Stock Exchange, which records information as to the banks and the brokers involved, the issuer, the number of shares and the price and the time of the transaction. Each bank or broker is required to maintain records indicating trades carried out as agent or, in the case of banks, as principal. All trades off the Stockholm Stock Exchange by or through members of the Stockholm Stock Exchange must also be reported to the Stockholm Stock Exchange within 5 minutes, unless they are effected after 5:30 p.m. (CET). Trades after 5:30 p.m. (CET) must be reported no later than 15 minutes prior to the opening of the next trading day. All trading information reported on the Stockholm Stock Exchange is publicly available. The Stockholm Stock Exchange also maintains a Market Surveillance Unit that reviews trading during the day on a “real time” basis, as described below.

Under the Act on Reporting Obligations for Certain Holdings of Financial Instruments (lag 2000:1087 om anmälningsskyldighet för vissa innehav av finansiella instrument), certain natural persons may have an obligation to report their shareholdings and changes in shareholdings to the Swedish Financial Supervisory Authority. The persons covered by this obligation are persons who through their position or mandate normally obtain non-public information which can be presumed to affect the price of the listed securities (so called “insider information”), such as members of the board of directors of the listed Swedish company in question, the CEO or deputy CEO. The Swedish Financial Supervisory Authority keeps an insider register containing such reported information, which is publicly available.

The Swedish Act on Market Abuse (lag (2005:377) om straff för marknadsmissbruk vid handel med finansiella instrument) provides sanctions against insider trading. The insider trading rules are policed by the Swedish Financial Supervisory Authority and the Market Surveillance Unit of the Stockholm Stock Exchange reviews trading data for indications of unusual market activity or trading behavior.

The Market Surveillance Unit also continually examines information disseminated by listed companies. Accordingly, information such as earnings reports, acquisition and other investment plans and changes in ownership structure, is reviewed on a daily basis. When the Market Surveillance Unit becomes aware of non-public price sensitive information, it monitors trading in the shares concerned to ensure that if unusual trading activity develops which evidences that persons may be trading on that information, the information is made public as soon as possible.

Certain types of agreements in connection with financial instruments trading, such as fictitious transactions or transactions aiming to withdraw financial instruments from public trading, if entered into with the intention of improperly influencing the market price of these instruments, constitutes a criminal offense under the Swedish Act on Market Abuse. Similarly, other measures taken with a view to improperly influencing the market price constitute a criminal offense. Market manipulation may also constitute fraud or swindlery under Swedish law. However, as previously described, trading data is recorded as to all securities and derivative transactions relating to listed securities and data related to trading activity is subject to supervisory review by the Swedish Financial Supervisory Authority. This provides an enforcement mechanism for reducing market manipulation. The Swedish Financial Supervisory Authority may cause the operating license of a bank or broker to be revoked if the bank or broker has engaged in improper conduct. Improper conduct could include behavior constituting market manipulation.

Registration Process

The shares of ABB are registered in the account-based security system of VPC, and the register of shareholders of ABB is kept by VPC. VPC is an authorized central securities depository under the Swedish Act on Registration of Financial Instruments (lag 1998:1479 om kontoföring av finansiella instrument) and carries out, among other things, the duties of registrar for Swedish companies listed on the Stockholm Stock Exchange.

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

•       A nominee is required to file a report with VPC with regard to any holding on behalf of a single beneficial owner in excess of 500 shares in one company. A list containing this information must be open to public inspection. Such a list must reveal the name of the beneficial owner but need not reveal the name of the nominee in whose name the shares have been registered. The beneficial owner would need to reveal its name if it wishes to vote at a shareholders’ meeting, since a holder must re-register nominee-held shares in the name of such beneficial holder no later than ten calendar days prior to the shareholders’ meeting (the record day).

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

Item 10.                 Additional Information

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF INCORPORATION

This section summarizes the material provisions of ABB Ltd’s articles of incorporation and the Swiss Federal Code of Obligations relating to the shares of ABB Ltd. The description is only a summary and is qualified in its entirety by ABB Ltd’s articles of incorporation, a copy of which has been filed as Exhibit 1.1 to this report, the commercial registry of the Canton of Zurich (Switzerland) and Swiss statutory law.

Registration and Business Purpose

ABB Ltd was registered as a corporation (Aktiengesellschaft) in the commercial register of the Canton of Zurich (Switzerland) on March 5, 1999, under the name of “New ABB Ltd” and its name was subsequently changed to “ABB Ltd”. Its commercial registry number is CH-020.3.021.615-2.

ABB Ltd’s purpose, as set forth in Article 2 of its articles of incorporation, is to hold interests in business enterprises, particularly in enterprises active in the areas of industry, trade and services. It may acquire, encumber, exploit or sell real estate and intellectual property rights in Switzerland and abroad and may also finance other companies. It may engage in all types of transactions and may take all measures that appear appropriate to promote, or that are related to, its purpose.

Our Shares

ABB Ltd’s shares are registered shares (Namenaktien) with a par value of CHF 2.50 each. The shares are fully paid and non-assessable. The shares rank pari passu in all respects with each other, including in respect of entitlements to dividends, to a share of the liquidation proceeds in the case of a liquidation of ABB Ltd, and to preemptive rights.

Each share carries one vote in ABB Ltd’s general shareholders’ meeting. Voting rights may be exercised only after a shareholder has been recorded in ABB Ltd’s share register (Aktienbuch) as a shareholder with voting rights, or with VPC in Sweden, which maintains a subregister of ABB Ltd’s share register. Registration with voting rights is subject to the restrictions described in “—Transfer of Shares.”

The shares are not issued in certificated form and are held in collective custody at SIS SegaInterSettle AG. Shareholders do not have the right to request printing and delivery of share certificates (aufgehobener Titeldruck), but may at any time request ABB Ltd to issue a confirmation of the number of registered shares held.

Capital Structure

Issued Shares:

As of December 31, 2002, the issued share capital of ABB Ltd (including treasury shares), as registered in the commercial register, was CHF 3,000,023,580 divided into 1,200,009,432 fully paid registered shares, with a par value of CHF 2.50 per share.

The Ordinary Capital Increase

On November 20, 2003, the extraordinary general meeting of shareholders resolved to increase our share capital by CHF 2,100,016,505 by issuing 840,006,602 new shares. Shareholders who did not wish to exercise their rights to subscribe for new shares could sell them. 99.4 percent of the rights were exercised. The shares related to unexercised rights were sold in the market. ABB’s resulting share capital of CHF 5,100,040,085, divided into 2,040,016,034 shares, was registered in the commercial register on December 9, 2003.

The Creation of the CE Settlement Shares

In December 2003, ABB issued 30,298,913 shares (the CE Settlement Shares) out of its authorized capital for purposes of fulfilling ABB’s obligations under the pre-packaged plan of reorganization of Combustion Engineering. In accordance with its then-current articles of incorporation, the pre-emptive rights of shareholders were excluded and allocated to an ABB subsidiary that had subscribed for the CE Settlement Shares. The resulting share capital of CHF 5,175,787,367.50 divided into 2,070,314,947 shares was registered in the commercial register on December 15, 2003. ABB intends to hold the CE Settlement Shares, whether direct or indirectly, until they are contributed to the Asbestos PI Trust as part of a transaction pursuant to which the plan of reorganization of Combustion Engineering will become effective.

ESAP Shares

In November 2005, ABB issued 6,626,550 shares to certain of its employees who elected to receive them in connection with the company’s Employee Share Acquisition Plan (see “Item 6. Directors, Senior Management and Employees—Compensation.”). The resulting share capital, CHF 5,192,353,742.50 divided into 2,076,941,497 shares, was registered in the commercial register on December 13, 2005.

The following table sets forth the changes in the issued share capital of ABB Ltd since December 31, 2002:

Year	Transaction	Change of no. in shares	Change in share capital	Total no. of shares	Total share capital	Nominal value
			(CHF)		(CHF)	(CHF)
November 2003	Capital increase	840,006,602	2,100,016,505	2,040,016,034	5,100,040,085	2.50
December 2003	Capital increase	30,298,913	75,747,282.50	2,070,314,947	5,175,787,367.50	2.50
November 2005	Capital Increase	6,626,550	16,566,375	2,076,941,497	5,192,353,742.50	2.50

As of December 31, 2005 and March 31, 2006, the issued share capital of ABB Ltd (including treasury shares), as registered in the commercial register, was CHF 5,192,353,742.50 divided into 2,076,941,497 fully paid registered shares, with a par value of CHF 2.50 per share. As of December 31, 2005 and March 31, 2006, no shares were issued but not fully paid. The terms and other factors affecting our outstanding equity-linked securities are described in the section above entitled “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Bonds and Notes.”

Contingent Share Capital

ABB Ltd’s share capital may be increased in an amount not to exceed CHF 550,000,000 through the issuance of fully paid shares with an aggregate par value of (a) up to the amount of CHF 525,000,000 (equivalent to 210,000,000 shares with a par value of CHF 2.50 per share) through the exercise of conversion rights and/or warrants granted in connection with the issuance on national or international capital markets of newly or already issued bonds or other financial market instruments by ABB Ltd or one of its group companies and (b) up to the amount of CHF 25,000,000 (equivalent to 10,000,000 shares with a par value of CHF 2.50 per share) through the exercise of warrant rights granted to its shareholders by ABB Ltd or by one of its subsidiaries. ABB Ltd’s board of directors may grant warrant rights not taken up by shareholders for other purposes in the interest of ABB Ltd.

The preemptive rights of the shareholders are excluded in connection with the issuance of convertible or warrant-bearing bonds or other financial market instruments or the grant of warrant rights. The then-current owners of conversion rights and/or warrants will be entitled to subscribe for the shares. The conditions of the conversion rights and/or warrants will be determined by the board of directors of ABB Ltd.

The acquisition of shares through the exercise of conversion rights and/or warrants and each subsequent transfer of the shares will be subject to the transfer restrictions of ABB Ltd’s articles of incorporation. See “—Transfer of Shares.”

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

ABB Ltd’s share capital may be increased by an amount not to exceed CHF 183,433,625 through the issuance of up to 73,373,450 fully paid new shares to employees of ABB Ltd and its group companies. The preemptive and advance subscription rights of ABB Ltd’s shareholders are excluded. The shares or rights to subscribe for shares will be issued to employees pursuant to one or more resolutions to be issued by the board of directors, taking into account performance, functions, levels of responsibility and profitability criteria. ABB Ltd may issue shares or subscription rights to employees at a price lower than that quoted on the stock exchange. The acquisition of shares within the context of employee share ownership and each subsequent transfer of the shares will be subject to the transfer restrictions of ABB Ltd’s articles of incorporation. See “—Transfer of Shares.”

Authorized Share Capital

From time to time, ABB's shareholders may authorize the board of directors to increase ABB's share capital up to an agreed amount not exceeding half of ABB Ltd's share capital as registered in the commercial register and within an agreed period not exceeding two years. The last such authorization of share capital expired in May 2005.

Transfer of Shares

The transfer of shares is effected by corresponding entry in the books of a bank or depository institution following an assignment in writing by the selling shareholder and notification of such assignment to ABB Ltd by the bank or depository institution. The transfer of shares also requires that the purchaser file a share registration form in order to be registered in ABB Ltd’s share register (Aktienbuch) as a shareholder with voting rights. Failing such registration, the purchaser will not be able to participate in or vote at shareholders’ meetings, but will be entitled to dividends and liquidation proceeds. Shares and associated pecuniary rights may only be pledged to the depository institution that administers the book entries of those shares for the account of the shareholder.

A purchaser of shares will be recorded in ABB Ltd’s share register with voting rights upon disclosure of its name and address. However, ABB Ltd may decline a registration with voting rights if the shareholder does not declare that it has acquired the shares in its own name and for its own account. If the shareholder refuses to make such declaration, it will be registered as a shareholder without voting rights. If persons fail to expressly declare in their registration application that they hold the shares for their own accounts (“nominees”), the board of directors may still enter such persons in the share register with the right to vote, provided that the nominee has entered into an agreement with the board of directors concerning his status, and further provided the nominee is subject to recognized bank or financial market supervision.

After having given the registered shareholder or nominee the right to be heard, the board of directors may cancel registrations in the share register retroactive to the date of registration if such registrations were made on the basis of incorrect information. The relevant shareholder or nominee will be informed promptly as to the cancellation. The board of directors will oversee the details and issue the instructions necessary for compliance with the preceding regulations. In special cases, it may grant exemptions from the rule concerning nominees.

Acquirors of registered shares who have chosen to have their shares registered in the share register with VPC do not have to present any written assignment from the selling shareholder nor may they be requested to file a share registration form or declare that they have acquired the shares in their own name and for their own account in order to be registered as a shareholder with voting rights. However, in order to be entitled to vote at a shareholders’ meeting those acquirors need to be entered in the VPC share register in their own name no later than ten calendar days prior to the shareholders’ meeting. Uncertificated shares registered with VPC may be pledged in accordance with Swedish law.

Except as described in this subsection, neither the Swiss Code of Obligations nor our articles of association limit any right to own our shares, or any rights of non-resident or foreign shareholders to exercise voting rights of our shares.

Shareholders’ Meetings

Under Swiss law, the annual general meeting of shareholders must be held within six months after the end of ABB Ltd’s fiscal year. Annual general meetings of shareholders are convened by the board of directors, liquidators or representatives of bondholders or, if necessary, by the statutory auditors. The board of directors is further required to convene an extraordinary general meeting of shareholders if so resolved by the shareholders in a general meeting of shareholders or if so requested by one or more shareholders holding in aggregate at least 10 percent of ABB Ltd’s nominal share capital. A general meeting of shareholders is convened by publishing a notice in the Swiss Official Gazette of Commerce (Schweizerisches Handelsamtsblatt) at least 20 days prior to the meeting date. Holders of VPC-registered shares are able to attend shareholders’ meetings in respect of such shares. Notices of shareholders’ meetings are published in at least three national Swedish daily newspapers, as well as on ABB Ltd’s Internet website. Such notices contain information as to procedures to be followed by shareholders in order to participate and exercise voting rights at the shareholders’ meetings.

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

•       granting discharge to the members of the board of directors and the persons entrusted with management; and

•       passing resolutions as to all matters reserved to the authority of the shareholders’ meeting by law or under the articles of incorporation or that are submitted to the shareholders’ meeting by the board of directors to the extent permitted by law.

There is no provision in ABB Ltd’s articles of incorporation requiring a quorum for the holding of shareholders’ meetings.

Resolutions and elections usually require the approval of an “absolute majority” of the shares represented at a shareholders’ meeting (i.e., a majority of the shares represented at the shareholders’ meeting with abstentions having the effect of votes against the resolution). If the first ballot fails to result in an election and more than one candidate is standing for election, the presiding officer will order a second ballot in which a relative majority (i.e. a majority of the votes) shall be decisive.

A resolution passed with a qualified majority (at least two-thirds) of the shares represented at a shareholders’ meeting is required for:

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

•       a transfer of ABB Ltd’s place of incorporation; and

•       ABB Ltd’s dissolution without liquidation.

In addition, the introduction or abolition of any provision in the articles of incorporation providing for a qualified majority must be resolved in accordance with such qualified majority voting requirements.

At shareholders’ meetings, shareholders can be represented by proxy, but only by their legal representative, another shareholder with the right to vote, a corporate body (Organvertreter), an independent proxy (unabhängiger Stimmrechtsvertreter) or a depository institution (Depotvertreter). All shares held by one shareholder may be represented by only one representative. Votes are taken on a show of hands unless a secret ballot is required by the general meeting of shareholders or the presiding officer. The presiding officer may arrange for resolutions and elections to be carried out by electronic means. As a result, resolutions and elections carried out by electronic means will be deemed to have the same effect as secret ballots. The presiding officer may at any time order that a resolution or election decided by a show of hands be repeated through a secret ballot if, in his view, the results of the vote are in doubt. In this case, the preceding decision by a show of hands shall be deemed to have not occurred.

Only shareholders registered in ABB Ltd’s share register with the right to vote are entitled to participate at shareholders’ meetings. See “—Transfer of Shares.” For practical reasons, shareholders must be registered in the share register with the right to vote no later than ten calendar days prior to a shareholders’ meeting in order to be entitled to participate and vote at such shareholders’ meeting.

Holders of VPC-registered shares are provided with financial and other information on ABB Ltd in the Swedish language in accordance with regulatory requirements and market practice. For shares that are registered in the VPC system in the name of a nominee, such information is to be provided by the nominee.

Net Profits and Dividends

Swiss law requires that ABB Ltd retain at least 5 percent of its annual net profits as legal reserves for so long as these reserves amount to less than 20 percent of ABB Ltd’s nominal share capital. Any net profits remaining in excess of those reserves are at the disposal of the shareholders’ meeting.

Under Swiss law, ABB Ltd may pay dividends only if it has sufficient distributable profits from previous fiscal years, or if its reserves are sufficient to allow distribution of a dividend. In either event, dividends may be paid out only after approval at the shareholders’ meeting. The board of directors may propose that a dividend be paid out, but cannot itself set the dividend. The statutory auditors must confirm that the dividend proposal of the board of directors conforms with statutory law. In practice, the shareholders’ meeting usually approves the dividend proposal of the board of directors.

Dividends are usually due and payable after the shareholders’ resolution relating to the allocation of profits has been passed by the shareholders’ meeting. Under Swiss law, the statute of limitations to claim payment of an approved dividend is five years. Dividends not collected within five years after their due date accrue to ABB Ltd and will be allocated to ABB Ltd’s other reserves.

Payment of dividends on VPC-registered shares is administered by VPC and paid out to the holder that is registered with VPC on the record date. Through the dividend access facility, shareholders with tax residence in Sweden will be entitled to receive, through the VPC system, a dividend in Swedish kronor equivalent to the dividend paid in Swiss francs without deduction of Swiss withholding tax. For further information, see “—Taxation.”

Preemptive Rights

Shareholders of a Swiss corporation have certain preemptive rights to subscribe for new shares issued in connection with capital increases in proportion to the nominal amount of their shares held. A resolution adopted at a shareholders’ meeting with a supermajority of two-thirds of the shares represented may, however, repeal, limit or suspend (or authorize the board of directors to repeal, limit or suspend) preemptive rights for cause. Cause includes an acquisition of a business or a part thereof, an acquisition of a participation in a company or the grant of shares to employees. In addition, based on Article 4bis para. 1 and para. 4 of the articles of incorporation of ABB Ltd, preemptive rights of the shareholders are excluded in connection with the issuance of convertible or warrant-bearing bonds or other financial market instruments or the grant of warrant rights or may be restricted or denied by the board of directors of ABB Ltd under certain circumstances. See “—Capital Structure—Contingent Share Capital.”

Advance Subscription Rights

Shareholders of a Swiss corporation may have an advance subscription right with respect to bonds and other instruments issued in connection with options or conversion rights for shares if such option or conversion rights are based on the corporation’s conditional capital. However, the shareholders’ meeting can, with a supermajority of two-thirds of the shares represented at the meeting, exclude or restrict (or authorize the board of directors to exclude or restrict) such advance subscription rights for cause. See “—Capital Structure—Contingent Share Capital.”

Borrowing Power

Neither Swiss law nor ABB Ltd’s articles of incorporation restrict in any way ABB Ltd’s power to borrow and raise funds. The decision to borrow funds is taken by or under the direction of the board of directors or the executive committee, and no shareholders’ resolution is required. The articles of incorporation of ABB Ltd do not contain provisions concerning borrowing powers exercisable by its directors or how such borrowings could be varied.

Repurchase of Shares

Swiss law limits a corporation’s ability to repurchase or hold its own shares. ABB Ltd and its subsidiaries may only repurchase shares if ABB Ltd has sufficient freely distributable reserves to pay the purchase price, and the aggregate par value of such shares does not exceed 10 percent of ABB Ltd’s nominal share capital. Furthermore, ABB Ltd must create a special reserve on its balance sheet in the amount of the purchase price of the acquired shares. Such shares held by ABB Ltd or its subsidiaries do not carry any rights to vote at shareholders’ meetings, but are entitled to the economic benefits applicable to the shares generally and are considered to be “outstanding” under Swiss law.

ABB Ltd sold 80 million treasury shares in the first quarter of 2003. In connection with the capital increase in December 2003, ABB Ltd or its subsidiaries exercised its rights in respect of 6,830,312 treasury shares and received 4,781,217 shares at the offer price of CHF 4 per share. In December 2003, ABB Ltd issued 30,298,913 shares to a subsidiary for delivery to the Asbestos PI Trust on the effective date of the plan of reorganization of its U.S. subsidiary, Combustion Engineering, Inc. These shares are considered to be held as treasury shares until used in connection with the Combustion Engineering plan.

ABB Ltd may make additional repurchases of shares for treasury from time to time in the future. Treasury shares are available for issuance to satisfy obligations under the management incentive plan and for other corporate purposes. Excluding the CE Settlement Shares discussed above, as of December 31, 2005, ABB Ltd, directly and indirectly through its subsidiaries, held 11,531,106 shares, with a book value of USD 136 million and a par value of CHF 28,827,765 as of such date. Excluding the CE Settlement Shares discussed above, as of March 31, 2006, ABB Ltd, directly and indirectly through its subsidiaries, its subsidiaries held 11,012,805 shares, with a book value of approximately CHF 130 million and a par value of CHF 27,532,013 as of such date.

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

Notices required under the Listing Rules of the SWX Swiss Exchange will be published in two Swiss newspapers in German and French. ABB Ltd or the SWX Swiss Exchange may also disseminate the relevant information on the online exchange information systems. Notices required under the listing rules of the Stockholm Exchange will be published in three national daily Swedish newspapers, as well as on ABB Ltd’s website.

Duration, Liquidation and Merger

The duration of ABB Ltd as a legal entity is unlimited. It may be dissolved at any time by a shareholders’ resolution which must be approved by (1) an absolute majority of the shares represented at the general meeting of shareholders in the event it is to be dissolved by way of liquidation or (2) a supermajority of two-thirds of the shares represented at the general meeting of shareholders in other events (e.g., in a merger where it is not the surviving entity). Dissolution by court order is possible if it becomes bankrupt or if holders of at least 10 percent of its share capital registered in the commercial register can establish cause for dissolution.

Under Swiss law, any surplus arising out of a liquidation of a corporation (after the settlement of all claims of all creditors) is distributed to the shareholders in proportion to the paid-up par value of shares held, but this surplus is subject to Swiss withholding tax of 35 percent (see “—Taxation”).

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

An additional disclosure requirement exists under the Swiss Federal Code of Obligations, according to which ABB Ltd must disclose individual shareholders and groups of shareholders acting in concert and their shareholdings if they hold more than 5 percent of all voting rights and ABB Ltd knows or has reason to know of such major shareholders. Such disclosures must be made once a year in the notes to the financial statements as published in its annual report. For a list of our major shareholders, see “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

Mandatory Offering Rules

Under the Swiss Stock Exchange Act, shareholders and groups of shareholders acting in concert who acquire more than 33 1/3 percent of the voting rights (whether exercisable or not) of a listed Swiss company have to submit a takeover bid to all remaining shareholders unless the articles of incorporation of the company provide for an alteration of this obligation. ABB Ltd’s articles of incorporation do not provide for any alterations of the bidder’s obligations under the Swiss Stock Exchange Act. The mandatory offer obligation may be waived under certain circumstances, for example if another shareholder owns a higher percentage of voting rights than the acquiror. A waiver from the mandatory bid rules may be granted by the Swiss Takeover Board or the Swiss Federal Banking Commission. If no waiver is granted, the mandatory takeover bid must be made pursuant to the procedural rules set forth in the Swiss Stock Exchange Act and the implementing ordinances.

Other than the rules discussed in this section and in the section above entitled “—Duration, Liquidation and Merger” (which reflect mandatory provisions of Swiss law), no provision of ABB Ltd’s articles of incorporation would operate only with respect to a merger, acquisition or corporate restructuring of ABB (or any of our subsidiaries) and have the effect of delaying, deferring or preventing a change in control of ABB.

Cancellation of Remaining Equity Securities

Under Swiss law, any offeror who has made a tender offer for the shares of a Swiss target company and who, as a result of such offer, holds more than 98 percent of the voting rights of the target company, may petition the court to cancel the remaining equity securities. The corresponding petition must be filed against the target company within three months after the lapse of the offer period. The remaining shareholders may join in the proceedings. If the court orders cancellation of the remaining equity securities, the target company will reissue the equity securities and deliver such securities to the offeror against performance of the offer for the benefit of the holders of the cancelled equity securities.

Directors and Officers

For further information regarding the material provisions of ABB Ltd’s articles of incorporation and the Swiss Federal Code of Obligations regarding directors and officers, see “Item 6. Directors, Senior Management and Employees—Corporate Governance—Duties of Directors and Officers.”

Auditors

The auditors are subject to confirmation by the shareholders at the annual general meeting on an annual basis. Ernst & Young AG, with its registered head office at Bleicherweg 21, CH-8002 Zurich, Switzerland, has been the independent auditor of ABB Ltd and the ABB Group for the years ended December 31, 2003, 2004 and 2005.

OBT AG, with its registered office at Hardturmstrasse 120, CH-8005 Zurich, Switzerland, has been the special auditor to issue special review reports required in connection with capital increases (if any) for the years ended December 31, 2003, 2004 and 2005. The special auditors are subject to confirmation by the shareholders at the annual general meeting on an annual basis.

Ernst & Young AG assumed the existing auditing mandate as auditor of the ABB Group in 1994. The head auditor responsible for the mandate, Mr. Charles Barone, began serving in this function in May 2003.

Ernst & Young AG periodically reads the approved minutes of meetings of our board of directors. Ernst & Young AG is present at the finance and audit committee meetings where audit planning is discussed and the results of our internal audit department’s audit procedures are presented. Ernst & Young AG also periodically meets with the finance and audit committee to discuss the results of its audit procedures.

See “Item 16C. Principal Accountant Fees and Services” for information regarding the fees paid to Ernst & Young AG.

MATERIAL CONTRACTS

The following descriptions of the material provisions of the referenced agreements do not purport to be complete and are subject to, and qualified in their entirety by reference to, the agreements which have been filed as exhibits to this report.

Revolving Credit Facility

On July 4, 2005, we entered into a $2 billion revolving credit facility. For a description of the facility, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities” and Note 14 to the Consolidated Financial Statements. See also Exhibit 4.3 to this report.

Medium Term Note Program

One of our subsidiaries, ABB International Finance Limited, has established a medium term note program (“MTN Program”) under which it is authorized to issue up to $5,250 million in certain debt instruments. The terms of the MTN Program do not obligate any third party to extend credit to us, and the terms and availability of financings under the MTN Program are determined with respect to, and at the date of issuance of, each debt instrument. As a result, we may be unable to access capital through the MTN Program on terms favorable to us, if at all. As at December 31, 2005, the aggregate amount outstanding under the MTN Program was approximately $1.8 billion from seven separate issuances of debt instruments. See Exhibits 2.3, 2.4, 2.5, 2.6 and 2.7 to this report.

Sale Agreement for Structured Finance Business

Pursuant to an agreement dated September 4, 2002 between ABB Financial Services B.V., General Electric Capital Corporation (GE Capital) and ABB Ltd, as amended and restated by an agreement dated November 29, 2002, we sold most of our structured finance business, including our project finance, export and trade finance and leasing and similar businesses. The cash consideration for the sale was approximately $2,000 million.

The agreement with GE Capital contains customary warranties, covenants and indemnities in addition to those described herein. We agreed to indemnify GE Capital with respect to certain intra-group guarantees granted by ABB entities for the benefit of certain businesses sold to GE Capital, and this indemnity is supported by letters of credit provided by one or more banks. As of December 31, 2004, the aggregate outstanding value of these letters of credit totaled approximately $63 million.

With respect to certain specified receivables sold in the transaction, GE Capital agreed to make payments to us if the amount recovered by GE Capital in respect of those receivables exceeded the recovery amount projected by GE Capital. All such payments have been made as of December 31, 2004. In addition, certain other designated assets were acquired by GE Capital with the understanding that third-party purchasers would be sought for such assets. We have repurchased certain of these assets for an aggregate consideration of approximately $28 million. Letters of credit supporting our obligations to repurchase certain assets have expired without any amounts thereunder having been drawn.

See Exhibits 4.4 and 4.5 to this report and Note 3 to our Consolidated Financial Statements.

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

Sale Agreement for Nuclear Business

On December 21, 1999, our subsidiary, ABB Handels-Und Verwaltungs AG, entered into an agreement to sell our nuclear business to BNFL for $485 million. Under the agreement, we have undertaken not to compete with the divested business during a seven-year period ending April 28, 2007. We have agreed to indemnify BNFL against, among other things, certain environmental and other liabilities arising from specific sites operated by the nuclear business and certain tax liabilities of the nuclear business. These potential liabilities are described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects—Environmental Liabilities.” The transaction was consummated on April 28, 2000. See Exhibit 4.2 to this report.

Sale Agreement for Part of the Oil, Gas and Petrochemicals Business

On January 16, 2004 we announced that our subsidiary, ABB Handels-Und Verwaltungs AG, had entered into an agreement to sell the upstream part of our Oil, Gas and Petrochemicals business to Laradew Limited, a new company formed by a private equity consortium consisting of Candover Partners, JP Morgan Partners and 3i Group. The sale includes our U.S.-based Vetco Gray unit and our Norway-based Offshore Systems business. In July 2004, the Company completed the sale of the Upstream business for an initial purchase price of $925 million. Net cash proceeds from the sale were approximately $800 million, reflecting the initial purchase price adjusted for unfunded pension liabilities and changes in net working capital. On February 9, 2005, the purchasers and we entered into a Settlement Agreement and Amendment finalizing the sales price. As part of the sale, we have agreed, among other things, to terminate certain securitization programs and operational leases, to indemnify the purchaser against certain pre-existing environmental and tax liabilities, to reimburse the purchaser against financial losses that may be incurred on certain ongoing projects of the business. See Exhibits 4.6 and 4.7 to this report.

Sale Agreement for the Sale of the Global Reinsurance and Insurance Businesses

On December 8, 2003, our subsidiary ABB Holding AG (which in December 2003 was merged into ABB Asea Brown Boveri Ltd) entered into an agreement to sell the global reinsurance and insurance businesses which we have operated through the Sirius group of companies to a subsidiary of White

Mountains Insurance Group (WMI) for an initial purchase consideration of SEK 3.22 billion (approximately $425 million). The transaction closed in April 2004. As part of the sale we have undertaken to indemnify WMI, among other things, for potential losses in excess of reserves established in the 2003 financial accounts relating to the future final settlement of certain disputes as well as potential losses arising from certain guarantees issued by the Sirius business. See Exhibits 4.8 and 4.9 to this report.

EXCHANGE CONTROLS

Other than in connection with government sanctions imposed on Cote d’Ivoire, Iraq, Liberia, Myanmar, Yugoslavia, Zimbabwe and persons and organizations with connection to Osama bin Laden, the “al Qaeda” group or the Taliban, there are currently no laws, decrees or regulations in Switzerland that restrict the export or import of capital, including, but not limited to, Swiss foreign exchange controls on payment of dividends, interest or liquidation proceeds, if any, to non-Swiss resident holders of shares. In addition, there are no limitations imposed by Swiss law or our articles of incorporation on the rights of non-Swiss residents or non-Swiss citizens to hold or vote our shares.

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

United States Taxes

The following is a summary of the material U.S. federal income tax consequences of the ownership of shares or ADSs. This summary does not purport to address all of the tax considerations that may be relevant to a decision to purchase, own or dispose of shares or ADSs. This summary assumes that holders hold shares or ADSs as capital assets. This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as dealers or traders in securities or currencies, partnerships owning shares or ADSs, tax-exempt entities, banks, insurance companies, holders that own (or are deemed to own) at least 10 percent or more (by voting power or value) of the stock of ABB, investors whose functional currency is not the U.S. dollar, and persons that will hold shares or ADSs as part of a position in a straddle or as part of a hedging or conversion transaction for U.S. tax purposes. This discussion does not address aspects of U.S. taxation other than U.S. federal income taxation, nor does it address state, local or foreign tax consequences of an investment in shares or ADSs.

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

•       a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state, including the District of Columbia;

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

Each prospective purchaser should consult the purchaser’s tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning or disposing of shares or ADSs.

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

Distributions

Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” if you are a U.S. holder, for U.S. federal income tax purposes, the gross amount of any distribution (other than certain distributions, if any, of shares distributed to all shareholders of ABB, including holders of ADSs) made to you with respect to shares or ADSs, including the amount of any Swiss taxes withheld from the distribution, will constitute dividends to the extent of ABB’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles). Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” non-corporate U.S. Holders generally will be taxed on such distributions at the lower rates applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) with respect to taxable years beginning on or before December 31, 2008. These dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” if distributions with respect to shares or ADSs exceed ABB’s current and accumulated earnings and profits as determined under U.S. federal income tax principles, the excess would be treated first as a tax-free return of capital to the extent of your adjusted tax basis in the shares or ADSs. Any amount in excess of the amount of the dividend and the return of capital would be treated as capital gain. ABB does not maintain calculations of its earnings and profits under U.S. federal income tax principles.

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

If you are a U.S. holder, you will have a basis in any Swiss francs received as a refund of Swiss withholding taxes equal to a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt of the dividend on which the tax was withheld. (See “—Swiss Taxation—Obtaining a Refund of Swiss Withholding Tax for U.S. Residents” above.)

If you are a U.S. holder, dividends received by you with respect to shares or ADSs will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Swiss tax withheld on dividends may be deducted from your taxable income or credited against your United States federal income tax liability. However, to the extent that you are a U.S. holder and would be entitled to a refund of Swiss withholding taxes pursuant to the U.S.—Switzerland tax treaty, you may not be eligible for a United States foreign tax credit with respect to the amount of such withholding taxes which may be refunded, even if you fail to claim the refund. See “—Swiss

Taxation—Obtaining a Refund of Swiss Withholding Tax for U.S. Residents.” The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by ABB generally will constitute passive income, or, in the case of certain U.S. holders, financial services income. The rules relating to the determination of the U.S. foreign tax credit are complex, and, if you are a U.S. holder, you should consult your tax advisor to determine whether and to what extent you would be entitled to this credit.

Subject to the discussion below under “—Backup Withholding and Information Reporting,” if you are a non-U.S. holder of shares or ADSs, you generally will not be subject to U.S. federal income or withholding tax on dividends received on shares or ADSs, unless the dividends are effectively connected with the conduct by you of a trade or business in the United States, or the dividends are attributable to a permanent establishment or fixed base that is maintained in the United States if that is required by an applicable income tax treaty as a condition for subjecting a non-U.S. holder to U.S. taxation on a net income basis. In such cases, you will be taxed in the same manner as a U.S. holder. Moreover, if you are a corporate non-U.S. holder, you may be subject, under certain circumstances, to an additional branch profits tax on any effectively connected dividends at a 30 percent rate, or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Sale or Exchange of Shares or ADSs

Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” if you are a U.S. holder that holds shares or ADSs as capital assets, you generally will recognize capital gain or loss for U.S. federal income tax purposes upon a sale or exchange of your shares or ADSs in an amount equal to the difference between your adjusted tax basis in the shares or ADSs and the amount realized on their disposition. If you are a noncorporate U.S. holder, the maximum marginal U.S. federal income tax rate applicable to the gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income (other than certain dividends) if your holding period for the shares or ADSs exceeds one year (i.e., long-term capital gains). If you are a U.S. holder, the gain or loss, if any, recognized by you generally will be treated as U.S. source income or loss, as the case may be, for U.S. foreign tax credit purposes. Certain limitations exist on the deductibility of capital losses for U.S. federal income tax purposes.

If you are a U.S. holder and you receive any foreign currency on the sale of shares or ADSs, you may recognize U.S. source ordinary income or loss as a result of currency fluctuations between the date of the sale of the shares or ADS, as the case may be, and the date the sales proceeds are converted into U.S. dollars.

Subject to the discussion below under “—Backup Withholding and Information Reporting,” if you are a non-U.S. holder of shares or ADSs, you generally will not be subject to U.S. federal income or withholding tax on gain realized on the sale or exchange of your shares or ADSs unless (1) the gain is effectively connected with the conduct by you of a trade or business in the United States, or the gain is attributable to a permanent establishment or fixed base that is maintained in the United States if that is required by an applicable income tax treaty as a condition for subjecting a non-U.S. holder to U.S. taxation on a net income basis, or (2) if you are an individual non-U.S. holder, you are present in the United States for 183 days or more in the taxable year of the sale or exchange and certain other conditions are met. Moreover, if you are a corporate non-U.S. holder, you may be subject, under certain circumstances, to an additional branch profits tax on any effectively connected gains at a 30 percent rate, or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Passive Foreign Investment Company Considerations

A non-U.S. corporation will be classified as a “passive foreign investment company,” or a PFIC, for United States federal income tax purposes in any taxable year in which, after applying certain look-through rules, either

•        at least 75 percent of its gross income is “passive income”; or

•        at least 50 percent, on average, of the gross value of its assets is attributable to assets that produce “passive income” or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, certain royalties, certain rents and gains from commodities and securities transactions.

Based on certain estimates of its gross income and gross assets and the nature of its business, ABB believes that it will not be classified as a PFIC for the taxable year ending December 31, 2005. ABB’s status in future years will depend on its assets and activities in those years. ABB has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC. If ABB were a PFIC, and you are a U.S. holder, you generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, your shares or ADSs, including the denial of the taxation of certain dividends at the lower rates applicable to long-term capital gains (as discussed above in “—Distributions”).

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

DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the SEC. These materials, including this report and the exhibits thereto, may be inspected and copied at prescribed rates at the Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Further information on the operation of the public reference room may be obtained by calling the Commission at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the Commission. Our annual reports and some of the other information we submit to the Commission may be accessed through this web site. In addition, material that we file can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

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

Our operating companies are responsible for identifying their foreign currency exposures and entering into intercompany hedge contracts with the Group Treasury function, where legally possible, or external transactions to hedge this risk. The intercompany transactions have the effect of transferring the operating companies’ currency risk to the Group Treasury function, but create no additional market risk to our consolidated results. The Group Treasury function then manages this risk by entering into offsetting transactions with third party financial institutions. According to our policy, material net currency exposures are hedged. Exposures are primarily hedged with forward foreign exchange contracts. The majority of the foreign exchange hedge instruments have, on average, a maturity of less than twelve months. The Group Treasury function also hedges currency risks associated with their financing of other ABB companies. For certain non-U.S. dollar denominated borrowings, we use cross currency swaps to hedge the currency risk and effectively convert the borrowings into U.S. dollar obligations. These swap contracts have maturity dates that exactly match the associated borrowings.

As of December 31, 2005 and December 31, 2004, the net fair value of financial instruments with exposure to foreign currency rate movements was $1,001 million and $1,158 million, respectively. The potential loss in fair value of such financial instruments from a hypothetical 10% move in foreign exchange rates against our position would be approximately $91 million and $67 million for December 31, 2005 and December 21, 2004, respectively. The analysis reflects the aggregate adverse foreign exchange impact associated with transaction exposures, as well as translation exposures where appropriate. Our sensitivity analysis assumes a simultaneous shift in exchange rates against our positions exposed to foreign exchange risk and as such assumes an unlikely adverse case scenario. Exchange rates rarely move in the same direction. Therefore, the assumption of a simultaneous shift may overstate the impact of changing rates on assets and liabilities denominated in foreign currencies. The underlying trade-related transaction exposures of the industrial companies are not included in the quantitative analysis. This represents a material limitation of the quantitative risk analysis. If these underlying transaction exposures were included, they would tend to have an offsetting effect on the potential loss in fair value detailed above.

Interest Rate Risk

We are exposed to interest rate risk due to our financing, investing, and liquidity management activities. Our operating companies primarily invest excess cash with and receive funding from our Group Treasury function on an arm’s length basis. It is our policy that the primary third-party funding and investing activities, as well as the monitoring and management of the resulting interest rate risk, are the responsibility of the Group Treasury function. The Group Treasury function adjusts the duration of the overall funding portfolio through derivative instruments in order to better match underlying assets and liabilities, as well as minimize the cost of capital. As of December 31, 2005 and December 31, 2004, the net fair value of interest rate instruments was $(2,085) million and $(1,582) million, respectively. The potential loss in fair value for such financial instruments from a hypothetical 100 basis point parallel shift in interest rates against ABB’s position (or a multiple of 100 basis points where 100 basis points is less than 10% of the applicable interest rate) would be approximately $86 million and $164 million for December 31, 2005 and December 31, 2004, respectively.

Leases are not included as part of the sensitivity analysis. This represents a limitation of the analysis. While sensitivity analysis includes the interest rate sensitivity of the funding of the lease portfolio, a corresponding change in the lease portfolio was not considered in the sensitivity model.

Equity Risk

Certain ABB entities have equity investments that expose the Group to equity price risk. As of December 31, 2005 and 2004, the net fair value of equity risk sensitive instruments was $165 million and $107 million, respectively. The potential loss in fair value of such financial instruments from a hypothetical 10% move in equity prices against our position would be approximately $17 million and $11 million, respectively.

Commodity Risk

We enter into commodity derivatives to hedge certain of our raw material exposures. The calculated potential loss in fair value for such commodity hedging derivatives from a hypothetical 10% move in commodity prices was not material as of December 31, 2005 and 2004.

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

We maintain controls and procedures designed to provide reasonable assurance that the information required to be disclosed in our filings under the Securities Exchange Act of 1934 (the Exchange Act) is recorded, processed, summarized and reported on a timely basis. Our Chief Executive Officer, Fred Kindle, and Chief Financial Officer, Michel Demaré, with the participation of key corporate senior management and management of key corporate functions, performed an evaluation of our disclosure controls and procedures as of December 31, 2005. Based on that evaluation, management, including the Chief Executive Officer and Chief Financial Officer, has concluded that, as of December 31, 2005, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in reports that we file or submit under the Exchange Act has been recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information has been accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

We reported in our Annual Report on Form 20-F for the financial year ended December 31, 2004, the following matters, which were considered material weaknesses in our internal controls over financial reporting as of December 31, 2004: (1) identified internal control deficiencies and financial statement adjustments in the Italian business unit of our Power Technologies division that required us to restate prior period financial statements; and (2) a series of identified significant deficiencies in our financial reporting process, including deficiencies identified in prior years that were not yet remediated, that were, in the aggregate, evidence of a material weakness in our financial statement reporting process.

In response to the material weaknesses identified as of December 31, 2004, and in preparation for our compliance with Section 404 of the Sarbanes-Oxley Act of 2002, we implemented the following corrective actions to remediate these material weaknesses:

•       We instituted in the Italian business unit of our Power Technologies division a number of corrective actions including, but not limited to, adding certain accounting personnel that have more experience in financial accounting and reporting than the personnel previously performing these functions; enhancing the information technology management systems, implementing additional monitoring controls at our corporate headquarters with respect to the Italian unit’s financial reporting, and educating the Italian unit’s employees as to the importance of compliance with policies and procedures and the significance of a system of sound internal controls.

•       In response to the material weakness related to the previously identified significant deficiencies we have instituted a number of corrective actions including, but not limited to, upgrading financial systems, implementing additional detailed monitoring and review controls at our corporate headquarters with respect to subsidiary financial reporting, developing, documenting and implementing comprehensive accounting and financial reporting processes, performing independent internal reviews of key account reconciliations and documenting information technology-related controls, as well as continued documentation of internal controls, as part of the implementation of Section 404 of the Sarbanes-Oxley Act.

•       We have implemented a global Ethics & Compliance policy, which includes a strict zero-tolerance stance on misconduct and a whistleblowing process with appropriate follow-up from our investigation group. In addition, all employees must sign an ethics letter wherein they confirm compliance with conflict of interest rules, insider trading rules, political contribution rules and corporate policies. Since 2005, on a quarterly basis, finance managers in each country have been required to sign a certification as to the quality of the financial reporting information and disclosure of significant events in their respective areas of responsibility.

We believe that these efforts have addressed the previously reported material weaknesses that affected or could have affected our internal controls over financial reporting during the year ended December 31, 2005. Following the implementation of these measures, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2005, the material weaknesses identified as of December 31, 2004, had been remediated and that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. While we concluded that our disclosure controls and procedures were effective as of December 31, 2005, in connection with the implementation of Section 404 of the Sarbanes-Oxley Act, we have identified and are in the process of remediating a number of significant deficiencies in our controls and procedures.

In order to address the significant deficiencies identified, we performed additional procedures during the preparation of our 2005 consolidated financial statements to compensate for the potential effect of such matters on our reporting. In the event that deficiencies that have been or might be identified are not remediated within the required period, such deficiencies could result in a conclusion that we have a material weakness in internal control. We are required to comply with the requirements of Section 404 of the Sarbanes-Oxley Act as of December 31, 2006. We have and are continuing to devote substantial resources to achieve our objective of having effective internal controls over financial reporting to achieve Section 404 compliance.

In 2005, in accordance with our 2004 civil settlement with the SEC, we appointed an independent consultant to review our policies and procedures as they relate to compliance with the books and records, internal accounting controls and anti-bribery provisions of the Foreign Corrupt Practices Act. The consultant is expected to submit a report in 2006 documenting findings and making recommendations (the “Report”) to our Board of Directors. Within ninety days after receiving the Report, we are required to adopt the recommendations contained in the Report, except in certain limited circumstances.

(b)         Changes in internal control.

Except as discussed above, there has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act) that occurred during the period covered by this report, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.        Principal Accountant Fees and Services

Audit Fees

Fees for audit services provided by Ernst & Young totaled approximately $32 million and $30 million in 2005 and 2004, respectively. Audit fees include the standard audit work performed each fiscal year necessary to allow the auditor to issue an opinion on our consolidated financial statements and to issue an opinion on the local statutory financial statements of ABB Ltd and its subsidiaries. Audit fees also include services that can be provided only by the group auditor such as assistance with the application of new accounting policies, pre-issuance reviews of quarterly financial results and comfort letters delivered to underwriters in connection with debt and equity offerings. Included in 2005 audit fees are approximately $3 million related to the 2004 audit, which fees were not agreed until after the Company had filed its Annual Report on Form 20-F with the SEC on May 27, 2005. Included in 2004 audit fees is $6 million related to the 2003 audit, which fees were not agreed until after the Company had filed its Annual Report on Form 20-F dated April 9, 2004 and also fees associated with the Company’s filing of its Annual Report on Form 20-F/A (Amendment No. 1) dated September 24, 2004.

Audit-Related Fees

Fees for audit-related services provided by Ernst & Young totaled approximately $1 million and $5 million in 2005 and 2004, consisting primarily of accounting consultations and audits in connection with divestments, audits of pension and benefit plans and accounting advisory services.

Tax Fees

Fees for tax services provided by Ernst & Young totaled approximately $2 million and $3 million in 2005 and 2004, respectively, representing tax compliance fees as well as tax advice and planning fees.

All Other Fees

Fees for other services provided not included in the above three categories by Ernst & Young totaled approximately $0.3 million and $0.3 million in 2005 and 2004, respectively.

Pre-Approval Procedures and Policies

In accordance with the requirements of the U.S. Sarbanes-Oxley Act of 2002 and rules issued by the SEC, we utilize a procedure for the review and pre-approval of any services performed by Ernst & Young. The procedure requires that all proposed engagements of Ernst & Young for audit and permitted non-audit services are submitted to the Finance & Audit Committee for approval prior to the beginning of any such services. In accordance with this policy, all services performed by and fees paid to Ernst & Young in 2004 and 2005, as discussed above in this Item 16C, were approved by the Finance & Audit Committee.

Other Matters

Our auditor, Ernst & Young AG has informed the Finance & Audit Committee of our Board of Directors that certain non-audit services performed for us by affiliates of Ernst & Young AG in several countries have raised questions regarding Ernst & Young’s independence in the performance of audit services. Ernst & Young AG has disclosed that, during 2005, its affiliate in Zimbabwe provided statutory bookkeeping services. Additionally, during 2004 or a prior year: its affiliate in Hong Kong received funds from an ABB subsidiary in Switzerland to be used to make tax payments of de minimis amounts on behalf of certain expatriate employees of one of our subsidiaries in Hong Kong and Ernst &Young’s affiliate paid such funds to the tax authorities; its affiliate in Sri Lanka provided certain payroll services for our employees in one of our subsidiaries in Sri Lanka; its affiliates in Singapore provided company secretary services; its affiliate in Poland provided expatriate related services to one of our subsidiaries; and the aggregate compensation paid for the above services was an immaterial amount and have represented that such activities did not impair the independence of Ernst & Young’s audits. Such services are generally not permitted under applicable auditor independence rules and have been discontinued. Ernst & Young AG and the Finance & Audit Committee have discussed these circumstances and Ernst & Young AG and the Finance & Audit Committee have concluded that Ernst & Young AG’s independence with respect to ABB has not been compromised by the provision of such services.

Item 16D.       Exemptions from the Listing Standards for Audit Committees.

None.

Item 16E.        Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

The table below sets forth the information with respect to purchases made by or on behalf of ABB Ltd or any “affiliated purchaser”, as defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, of ABB Ltd shares for the year ended December 31, 2005.

Period		Total Number of Shares Purchased(1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
(CHF)
January	1/1/05-1/31/05	—	—	N/A	N/A
February	2/1/05-2/28/05	—	—
March	3/1/05-3/31/05	—	—
April	4/1/05-4/30/05	—	—
May	5/1/05-5/31/05	—	—
June	6/1/05-6/30/05	118,646	8.62
July	7/1/05-7/31/05	—	—
August	8/1/05-8/31/05	—	—
September	9/1/05-9/30/05	—	—
October	10/1/05-10/31/05	—	—
November	11/1/05-11/30/05	—	—
December	12/1/05-12/31/05	—	—
Total		118,646	8.62	N/A	N/A

(1)                 The total number of shares purchased were purchased through open-market transactions. These purchases were made in respect of our obligation to deliver shares as compensation to our directors.

PART III

Item 17.   Financial Statements

We have elected to provide financial statements and the related information pursuant to Item 18.

Item 18.   Financial Statements

See pages F-1 to F-65 and pages S-1 to S-2, which are incorporated herein by reference.

(a)          Reports of Independent Registered Public Accounting Firms.

(b)         Consolidated Income Statements for the years ended December 31, 2005, 2004 and 2003.

(c)          Consolidated Balance Sheets as of December 31, 2005 and 2004.

(d)         Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003.

(e)          Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 2005, 2004 and 2003.

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

2.2	Form of American Depositary Receipt (included in Exhibit 2.1).
2.3	EMTN Amended and Restated Fiscal Agency Agreement, dated December 8, 2005 between ABB International Finance Limited, Fortis Banque Luxembourg S.A. and Banque Meespierson BGL S.A.
2.4	EMTN Amended and Restated Dealership Agreement, dated December 8, 2005, between ABB International Finance Limited, ABB Ltd and Morgan Stanley & Co. International Limited.
2.5	EMTN Deed of Covenant, dated March 10, 1993, by ABB International Finance N.V. Incorporated by reference to Exhibit 2.4 to the Annual Report on Form 20-F filed by ABB Ltd on June 27, 2002.
2.6	EMTN Deed of Covenant, dated March 10, 1993, by ABB Finance Inc. Incorporated by reference to Exhibit 2.5 to the Annual Report on Form 20-F filed by ABB Ltd on June 27, 2002.
2.7	EMTN Deed of Covenant, dated March 10, 1993, by ABB Capital B.V. Incorporated by reference to Exhibit 2.6 to the Annual Report on Form 20-F filed by ABB Ltd on June 27, 2002.

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

4.3

$2,000,000,000 Multicurrency Revolving Credit Agreement, dated as of July 4, 2005, between ABB Ltd, certain subsidiaries of ABB Ltd as borrowers and guarantors, Barclays Capital, Bayerische Hypo-und Vereinsbank AG, BNP Paribas, Citigroup Global Markets Limited, Commerzbank Aktiengesellschaft, Credit Suisse, Deutsche Bank AG, Dresdner Kleinwort Wasserstein, Handelsbanken Capital Markets, Svenska Handelsbanken AB (publ), HSBC Bank plc, Nordea Bank (AB) and SEB Merchant Banking, Skandinaviska Enskilda Banken, AB (publ), as mandated lead arrangers, Credit Suisse, as facility agent, dollar swingline agent and euro swingline agent, and SEB Merchant Banking, Skandinaviska Enskilda Banken, AB (publ), as SEK swingline agent.

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

4.7

Settlement Agreement and Amendment, dated as of February 9, 2005, between ABB Handels-und Verwaltungs AG and Vetco Limited (formerly known as Laradew Limited), relating to the Stock and Asset Purchase Agreement dated as of January 16, 2004, between Handels-und Verwaltungs AG and Laradew Limited. Incorporated by reference to Exhibit 4.8 to the Annual Report on Form 20-F filed by ABB on May 27, 2005.

4.8

Purchase Agreement, dated as of December 8, 2003, between ABB Holding AG, Zurich, and Lagrummet December NR 919 AB (under change of name to “Fund American Holdings AB”). Incorporated by reference to Exhibit 4.7 to the Annual Report on Form 20-F filed by ABB on April 9, 2004.

4.9

Amendment and Acknowledgement, dated April 14, 2004, to the Purchase Agreement, dated as of December 8, 2003, between ABB Holding AG, Zurich, and Lagrummet December NR 919 AB (under change of name to “Fund American Holdings AB”). Incorporated by reference to Exhibit 4.10 to the Annual Report on Form 20-F filed by ABB on May 27, 2005.

4.10	Employment Agreement of Dinesh Paliwal, dated as of February 21, 2003. Incorporated by reference to Exhibit 4.9 to the Annual Report on Form 20-F filed by ABB on June 30, 2003.
4.11	Employment Agreement of Peter Smits, dated November 1, 2001. Incorporated by reference to Exhibit 4.10 to the Annual Report on Form 20-F filed by ABB on June 30, 2003.
4.12	Employment Agreement of Gary Steel, dated August 27, 2002. Incorporated by reference to Exhibit 4.11 to the Annual Report on Form 20-F filed by ABB on June 30, 2003.
4.13	Employment Agreement of Fred Kindle, dated February 21, 2004. Incorporated by reference to Exhibit 4.16 to the Annual Report on Form 20-F filed by ABB on May 27, 2005.
4.14	Employment Agreement of Michel Demaré, dated October 28, 2004. Incorporated by reference to Exhibit 4.17 to the Annual Report on Form 20-F filed by ABB on May 27, 2005.
4.15	Employment Agreement of Ulrich Spiesshofer, dated September 5, 2005.
8.1	Subsidiaries of ABB Ltd as of March 31, 2006.
12.1	Certification of the chief executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the chief financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by the chief executive officer of ABB Ltd pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
13.2	Certification by the chief financial officer of ABB Ltd pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
15.1	Consent of Independent Accountants
15.2	Consent of Independent Registered Public Accounting Firm

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

Date:  April 19, 2006

ABB Ltd
Index to Consolidated Financial Statements and Schedules

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management Committee
and Stockholders of Jorf Lasfar
Energy Company S.C.A.
B.P. 99 Side Bouzid
El Jadida

We have audited the accompanying balance sheets of Jorf Lasfar Energy Company S.C.A. (the “Company”) as of December 31, 2004 and 2003 and the related statements of income, of stockholders’ equity and of cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jorf Lasfar Energy Company S.C.A at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ PRICE WATERHOUSE

Casablanca, Morocco,
February 11, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of ABB Ltd:

We have audited the accompanying consolidated balance sheets of ABB Ltd as of December 31, 2005 and 2004, and the related consolidated income statements, statements of cash flows and statements of changes in stockholders’ equity for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 2004 and 2003 financial statements of Jorf Lasfar Energy Company, a corporation in which the Company has a 50% interest, (the Company’s equity in Jorf Lasfar Energy Company’s net income is stated at $63 million in 2004 and $60 million in 2003). Those statements were audited by other auditors whose report has been furnished to us. Our opinion, insofar as it relates to amounts included for Jorf Lasfar Energy Company, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ABB Ltd at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, in 2005 the Company changed its method of accounting for conditional asset retirement obligations.

/s/ ERNST & YOUNG AG

Zurich, Switzerland
March 3, 2006

ABB Ltd
Consolidated Income Statements
for the years ended December 31, 2005, 2004 and 2003

	Year ended December 31,
	2005	2004	2003
	(U.S. dollars in millions, except per share data)
Sales of products	$18,737	$17,309	$17,337
Sales of services	3,705	3,301	2,995
Total revenues	22,442	20,610	20,332
Cost of products	(14,263)	(13,365)	(13,651)
Cost of services	(2,567)	(2,316)	(2,205)
Total cost of sales	(16,830)	(15,681)	(15,856)
Gross profit	5,612	4,929	4,476
Selling, general and administrative expenses	(3,922)	(3,822)	(3,950)
Other income (expense), net	52	(61)	(239)
Earnings before interest and taxes	1,742	1,046	287
Interest and dividend income	157	151	142
Interest and other finance expense	(403)	(360)	(544)
Income (loss) from continuing operations before taxes and minority interest and cumulative effect of accounting change	1,496	837	(115)
Provision for taxes	(482)	(331)	(233)
Minority interest	(131)	(102)	(67)
Income (loss) from continuing operations before cumulative effect of accounting change	883	404	(415)
Loss from discontinued operations, net of tax	(143)	(439)	(364)
Income (loss) before cumulative effect of accounting change	740	(35)	(779)
Cumulative effect of accounting change, net of tax	(5)	—	—
Net income (loss)	$735	$(35)	$(779)
Basic earnings (loss) per share: Income (loss) from continuing operations before cumulative effect of accounting change	$0.44	$0.20	$(0.34)
Loss from discontinued operations, net of tax	(0.08)	(0.22)	(0.30)
Cumulative effect of accounting change, net of tax	—	—	—
Net income (loss)	$0.36	$(0.02)	$(0.64)
Diluted earnings (loss) per share: Income (loss) from continuing operations before cumulative effect of accounting change	$0.43	$0.20	$(0.34)
Loss from discontinued operations, net of tax	(0.07)	(0.22)	(0.30)
Cumulative effect of accounting change, net of tax	—	—	—
Net income (loss)	$0.36	$(0.02)	$(0.64)

See accompanying notes to the Consolidated Financial Statements.

ABB Ltd
Consolidated Balance Sheets
at December 31, 2005 and 2004

	December 31,
	2005	2004
	(U.S. dollars in millions, except share data)
Cash and equivalents	$3,226	$3,676
Marketable securities and short-term investments	368	524
Receivables, net	6,515	6,284
Inventories, net	3,074	3,178
Prepaid expenses	251	334
Deferred taxes	473	670
Other current assets	189	449
Assets held for sale and in discontinued operations	52	600
Total current assets	14,148	15,715
Financing receivables	645	889
Property, plant and equipment, net	2,565	2,964
Goodwill	2,479	2,602
Other intangible assets, net	349	492
Prepaid pension and other employee benefits	605	549
Investments in equity method companies	618	596
Deferred taxes	628	504
Other non-current assets	239	366
Total assets	$22,276	$24,677
Accounts payable, trade	$3,321	$4,256
Accounts payable, other	1,172	1,424
Short-term debt and current maturities of long-term debt	169	626
Advances from customers	1,005	929
Deferred taxes	187	200
Provisions and other	3,769	3,666
Accrued expenses	1,909	1,624
Liabilities held for sale and in discontinued operations	74	734
Total current liabilities	11,606	13,459
Long-term debt	3,933	4,717
Pension and other employee benefits	1,233	1,551
Deferred taxes	692	750
Other liabilities	988	1,082
Total liabilities	18,452	21,559
Minority interest	341	294
Stockholders’ equity:
Capital stock and additional paid-in capital	3,121	3,083
Retained earnings	2,460	1,725
Accumulated other comprehensive loss	(1,962)	(1,846)
Less: Treasury stock, at cost (11,531,106 and 11,611,529 shares at December 31, 2005 and 2004)	(136)	(138)
Total stockholders’ equity	3,483	2,824
Total liabilities and stockholders’ equity	$22,276	$24,677

See accompanying notes to the Consolidated Financial Statements.

ABB Ltd
Consolidated Statements of Cash Flows
for the years ended December 31, 2005, 2004 and 2003

	Year ended December 31,
	2005	2004	2003
	(U.S. dollars in millions)
Operating activities
Net income (loss)	$735	$(35)	$(779)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	597	633	585
Provisions	496	92	(728)
Pension and postretirement benefits	(62)	55	21
Deferred taxes	38	3	47
Net gain from sale of property, plant and equipment	(44)	(36)	(26)
Income from equity accounted companies	(109)	(87)	(96)
Minority interest	131	102	67
Loss on sale of discontinued operations	16	63	38
Other	103	152	440
Changes in operating assets and liabilities:
Marketable securities (trading)	1	43	13
Trade receivables	(892)	(160)	85
Inventories	(328)	(74)	238
Trade payables	26	(63)	(381)
Other assets and liabilities, net	304	214	324
Net cash provided by (used in) operating activities	1,012	902	(152)
Investing activities
Changes in financing receivables	229	176	390
Purchases of marketable securities and short-term investments (other than trading)	(1,915)	(2,877)	(2,781)
Purchases of property, plant and equipment and intangible assets	(456)	(543)	(547)
Acquisitions of businesses (net of cash acquired)	(27)	(24)	(55)
Proceeds from sales of marketable securities and short-term investments (other than trading)	1,833	2,317	3,049
Proceeds from sales of property, plant and equipment	117	123	155
Proceeds from sales of businesses (net of cash disposed)	(97)	1,182	543
Net cash provided by (used in) investing activities	(316)	354	754
Financing activities:
Net changes in borrowings with maturities of 90 days or less	(9)	(104)	(99)
Increases in borrowings.	155	265	1,976
Repayment of borrowings	(978)	(2,913)	(2,893)
Capital and treasury stock transactions	35	(36)	2,675
Other	(99)	43	(77)
Net cash provided by (used in) financing activities	(896)	(2,745)	1,582
Effects of exchange rate changes on cash and equivalents	(259)	74	150
Adjustment for the net change in cash and equivalents in assets held for sale and in discontinued operations	9	308	(80)
Net change in cash and equivalents—continuing operations	(450)	(1,107)	2,254
Cash and equivalents beginning of period	3,676	4,783	2,529
Cash and equivalents end of period	$3,226	$3,676	$4,783
Interest paid	$332	$382	$438
Taxes paid	$325	$379	$238

See accompanying notes to the Consolidated Financial Statements.

ABB Ltd
Consolidated Statements of Changes in Stockholders’ Equity
For the years ended December 31, 2005, 2004 and 2003

Accumulated other comprehensive loss
Capital			Unrealized		Unrealized	Total
stock and		Foreign	gain (loss)	Minimum	gain (loss)	accumulated
additional		currency	on available-	pension	of cash	other		Total
paid-in	Retained	translation	for-sale	liability	flow hedge	comprehensive	Treasury	stockholders’
capital	earnings	adjustment	securities	adjustment	derivatives	loss	stock	equity
Balance at January 1, 2003	$2,027	$2,539	$(1,735)	$(38)	$(156)	$44	$(1,885)	$(1,750)	$931
Comprehensive loss:
Net loss		(779)							(779)
Foreign currency translation adjustments			25				25		25
Accumulated foreign currency translation adjustments allocated to divestments of businesses			(37)				(37)		(37)
Effect of change in fair value of available-for-sale securities (net of tax, of $18)				65			65		65
Minimum pension liability adjustments (net of tax, of $5)					19		19		19
Change in derivatives qualifying as cash flow hedges (net of tax, of $13)						41	41		41
Total comprehensive loss									(666)
Sale of treasury stock	(1,456)							1,612	156
Capital stock issued in connection with rights offering	2,487								$2,487
Call options	9								9
Balance at December 31, 2003	$3,067	$1,760	$(1,747)	$27	$(137)	$85	$(1,772)	$(138)	$2,917
Comprehensive loss:
Net loss		(35)							(35)
Foreign currency translation adjustments			19				19		19
Accumulated foreign currency translation adjustments allocated to divestments of businesses			20				20		20
Effect of change in fair value of available-for-sale securities (net of tax, of $6)				(15)			(15)		(15)
Minimum pension liability adjustments (net of tax, of $37)					(69)		(69)		(69)
Change in derivatives qualifying as cash flow hedges (net of tax, of $16)						(29)	(29)		(29)
Total comprehensive loss									(109)
Call options	8								8
Other	8								8
Balance at December 31, 2004	$3,083	$1,725	$(1,708)	$12	$(206)	$56	$(1,846)	$(138)	$2,824
Comprehensive income:
Net income		735							735
Foreign currency translation adjustments			(52)				(52)		(52)
Accumulated foreign currency translation adjustments allocated to divestments of businesses			4				4		4
Effect of change in fair value of available-for-sale securities (net of tax, of $2)				(11)			(11)		(11)
Minimum pension liability adjustments (net of tax, of $(18))					(8)		(8)		(8)
Change in derivatives qualifying as cash flow hedges (net of tax, of $24)						(49)	(49)		(49)
Total comprehensive income									619
Employee plan issuances	39								39
Treasury share transactions	(1)							2	1
Balance at December 31, 2005	$3,121	$2,460	$(1,756)	$1	$(214)	$7	$(1,962)	$(136)	$3,483

See accompanying Notes to the Consolidated Financial Statements.

Note 1   The company

ABB Ltd and its subsidiaries (collectively, the “Company”) is a leading global company in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The Company works with customers to engineer and install networks, facilities and plants with particular emphasis on enhancing efficiency and productivity for customers that source, transform, transmit and distribute energy.

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

Scope of consolidation

The Consolidated Financial Statements include the accounts of ABB Ltd and companies which are directly or indirectly controlled. Additionally, the Company consolidates variable interest entities (VIEs) for which it is deemed to be the primary beneficiary. Intercompany accounts and transactions have been eliminated. Investments in joint ventures and affiliated companies in which ABB has the ability to exercise significant influence over operating and financial policies (generally through direct or indirect ownership of 20% to 50% of the voting rights), are recorded in the Consolidated Financial Statements using the equity method of accounting.

Reclassifications

Amounts reported for prior years in the Consolidated Financial Statements and Notes have been reclassified to conform to the current year’s presentation, primarily as a result of the application of Statement of Financial Accounting Standards No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144), in reflecting assets and liabilities held for sale and in discontinued operations. During 2005, the Company reclassified prior years’ cash flows from financing related derivatives from cash flows provided by (used in) operating activities to cash flows provided by (used in) financing activities to conform to the current year’s presentation.

Operating cycle

A portion of the Company’s operating cycle, including long-term construction activities, exceeds one year. For classification of current assets and liabilities related to these types of construction activities, the Company elected to use the duration of the contracts as its operating cycle.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make assumptions and estimates that directly affect the amounts reported in the Consolidated Financial Statements. Significant estimates for which changes in the near term are considered reasonably possible and that may have a material impact on the financial statements are addressed in these notes to the Consolidated Financial Statements.

Cash and equivalents

Cash and equivalents include highly liquid investments with maturities of three months or less at the date of acquisition.

Marketable securities and short-term investments

Debt and equity securities are classified as either trading or available-for-sale at the time of purchase and are carried at fair value. Debt and equity securities that are purchased and held principally for the purpose of sale in the near term are classified as trading securities and unrealized gains and losses thereon are included in the determination of earnings. Unrealized gains and losses on available-for-sale securities are excluded from the determination of earnings and are instead recognized in the accumulated other comprehensive loss component of stockholders’ equity, net of tax (accumulated other comprehensive loss) until realized. Realized gains and losses on available-for-sale securities are computed based upon the historical cost of these securities applied using the specific identification method. Declines in fair values of available-for-sale securities that are other-than-temporary are included in the determination of earnings.

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

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write-off experience and customer economic data. The Company reviews the allowance for doubtful accounts regularly and past due balances are reviewed individually for collectibility. Account balances are charged off against the allowance when the Company believes that the receivable will not be recovered.

Concentrations of credit risk

The Company sells a broad range of products, systems and services to a wide range of industrial and commercial customers throughout the world. Concentrations of credit risk with respect to trade receivables are limited, as the Company’s customer base is comprised of a large number of individual customers. Ongoing credit evaluations of customers’ financial positions are performed and, generally, no collateral is required. The Company maintains reserves for potential credit losses and such losses, in the aggregate, are in line with the Company’s expectations.

It is the Company’s policy to invest cash in deposits with banks throughout the world with certain minimum credit ratings and in high quality, low risk, liquid investments. The Company actively manages its credit risk by routinely reviewing the creditworthiness of the banks and the investments held, as well as maintaining such investments in deposits or liquid investments. The Company has not incurred significant credit losses related to such investments.

The Company’s exposure to credit risk on derivative financial instruments is the risk that a counterparty will fail to meet its obligations. To reduce this risk, the Company has credit policies that require the establishment and periodic review of credit limits for individual counterparties. In addition, the Company has entered into close-out netting agreements with most counterparties. Close-out netting agreements provide for the termination, valuation and net settlement of some or all outstanding transactions between two counterparties on the occurrence of one or more pre-defined trigger events.

Revenue recognition

The Company recognizes revenues when persuasive evidence of an arrangement exists, the price is fixed or determinable, collectibility is reasonably assured and upon transfer of title, including the risks and rewards of ownership to the customer, or upon the rendering of services.

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

Revenues from service transactions are recognized as services are performed. Service revenues reflect revenues earned from the Company’s activities involved in providing customer services primarily subsequent to the sale and delivery of a product or complete system; such revenues consist principally of maintenance-type contracts.

When multiple elements such as products and services are contained in a single arrangement or in related arrangements with the same customer, the Company allocates revenues to each element based on its relative fair value, provided that such element meets the criteria for treatment as a separate unit of accounting. Revenues from contracts that contain customer acceptance provisions are deferred until customer acceptance occurs, or the Company has demonstrated the customer-specified objective criteria, or the contractual acceptance period has lapsed.

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

Securitization of receivables

The Company accounts for the securitization of trade receivables in accordance with Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (SFAS 140). SFAS 140 requires an entity to recognize the financial and servicing assets it controls and the liabilities it has incurred and to derecognize financial assets when control has been surrendered, as evaluated in accordance with the criteria provided in SFAS 140.

The Company accounts for the transfer of its receivables to variable interest entities as a sale of those receivables to the extent that consideration other than beneficial interests in the transferred accounts receivable is received. The Company does not recognize the transfer as a sale unless the receivables have been put presumptively beyond the reach of the Company and its creditors, even in bankruptcy or other receivership. In addition, the variable interest entities must obtain the right to pledge or exchange the transferred receivables, and the Company cannot retain the ability or obligation to repurchase or redeem the transferred receivables.

At the time the receivables are sold, the balances are removed from trade receivables and a retained interest or deferred purchase price component is recorded in other receivables. Retained interests are recorded in a manner similar to trading securities at fair value as allowed under SFAS 140, and cash inflows from reductions of retained interests are recorded as operating cash flows. Costs associated with the sale of receivables are included in the determination of earnings.

The Company, in its normal course of business, sells receivables outside its securitization programs without recourse (see Note 8). Sales or transfers that do not meet the requirements of SFAS 140 are accounted for as secured borrowings.

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

Impairment of long-lived assets and accounting for discontinued operations

Long-lived assets that are “held and used” are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. If the asset’s net carrying value exceeds the asset’s net undiscounted cash flows expected to be generated over its remaining useful life including net proceeds expected from disposition of the asset, if any, the carrying amount of the asset is reduced to its estimated fair value, pursuant to the measurement criteria of SFAS 144. In the Consolidated Statements of Cash Flows, the amounts related to businesses with assets and liabilities held for sale and in discontinued operations are not segregated, as permitted by Statement of Financial Accounting Standards No. 95, Statement of Cash Flows.

In accordance with SFAS 144, the Company includes in assets and liabilities held for sale and in discontinued operations the assets and liabilities that meet certain criteria with respect to the Company’s plans for their sale or abandonment. Depreciation and amortization cease when the asset meets the criteria to be classified as held for sale. If (1) a planned or completed disposal involves a component (disposal group) of the Company whose operations and cash flows can be distinguished operationally and for financial reporting purposes; (2) such operations and cash flows will be (or have been) eliminated from the Company’s ongoing operations; and (3) the Company will not have any significant continuing involvement in the disposal group, then the disposal group’s results of operations are presented as discontinued operations for all periods. Results from discontinued operations are recognized in the period in which they occur. Long-lived assets (or groups of assets and related liabilities) classified as held for sale, are measured at the lower of carrying amount or fair value less cost to sell. Assets and liabilities related to sold operations that are retained are recorded in continuing assets and liabilities; future adjustments of such balances are recorded through discontinued operations in the Consolidated Income Statements.

In addition to the interest expense contained within businesses classified as discontinued operations, a portion of the Company’s interest expense is reclassified from interest and other finance expense, net to loss from discontinued operations, net of tax, in accordance with Emerging Issues Task Force No. 87-24 Allocation of Interest to Discontinued Operations, (EITF 87-24). Such amounts were $0 million, $20 million and $33 million in 2005, 2004 and 2003, respectively.

Goodwill and other intangible assets

In accordance with Statement of Financial Accounting Standards No.142, Goodwill and Other Intangible Assets (SFAS 142), goodwill is tested for impairment annually and also upon the occurrence of a triggering event requiring the re-assessment of a business’ carrying value of its goodwill. The Company performs its annual impairment assessment on October 1. A fair value approach is used to identify potential goodwill impairment and, when necessary, measure the amount of impairment. The Company uses a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value.

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

Property, plant and equipment

Property, plant and equipment is stated at cost, less accumulated depreciation, and is depreciated using the straight-line method over the estimated useful lives of the assets as follows:

Factory and office buildings: 30 to 40 years
Other facilities: 15 years
Machinery and equipment: 3 to 15 years
Furniture and office equipment: generally 3 to 8 years

Derivative financial instruments and hedging activities

The Company uses derivative financial instruments to manage interest rate and currency exposures, and to a lesser extent commodity exposures, arising from its global operating, financing and investing activities. The Company’s policies require that its industrial entities hedge their exposure from firm commitments denominated in foreign currencies, as well as at least fifty percent of the anticipated foreign currency denominated sales volume of standard products over the next twelve months.

The Company accounts for its derivative financial instruments in accordance with Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as subsequently amended (SFAS 133). SFAS 133 requires the Company to recognize all derivatives, other than certain derivatives indexed to the Company’s own stock, on the Consolidated Balance Sheets at fair value. Derivatives that are not designated as hedges must be adjusted to fair value through earnings. If the derivatives are designated as a hedge, depending on the nature of the hedge, changes in the fair value of the derivatives will either be offset against the change in fair value of the hedged item through earnings or recognized in accumulated other comprehensive loss until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is immediately recognized in earnings consistent with the classification of the hedged item.

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

To reduce its interest rate and currency exposure arising from its borrowing activities, the Company uses interest rate and currency swaps. Where interest rate swaps are designated as fair value hedges, the changes in fair value of the swaps are recognized in earnings, as are the changes in the fair value of the underlying liabilities. Where such interest rate swaps do not qualify for the short cut method as defined under SFAS 133, any ineffectiveness is included in earnings.

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

Translation of foreign currencies and foreign exchange transactions

The functional currency for most of the Company’s operations is the applicable local currency. The translation from the applicable functional currencies into the Company’s reporting currency is performed for balance sheet accounts using exchange rates in effect at the balance sheet date, and for income statement accounts using average rates of exchange prevailing during the year. The resulting translation adjustments are excluded from the determination of earnings and are recognized in accumulated other comprehensive loss until the entity is sold, substantially liquidated or evaluated for impairment in anticipation of disposal.

Foreign currency exchange gains and losses, such as those resulting from foreign currency denominated receivables or payables, are included in the determination of earnings, except as they relate to intra-Company loans that are equity-like in nature with no reasonable expectation of repayment, which are recognized in accumulated other comprehensive loss.

In highly inflationary countries, monetary balance sheet positions in local currencies are converted into U.S. dollars at the year-end rate. Non-monetary assets are remeasured using historical U.S. dollar rates. Sales and expenses are converted at the exchange rates prevailing upon the date of the transaction.

All translation gains and losses resulting from the restatement of balance sheet positions are included in the determination of earnings.

Taxes

The Company uses the asset and liability method to account for deferred taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. For financial statement purposes, the Company records a deferred tax asset when it determines that it is probable that the deduction will be sustained based upon the deduction’s technical merit. Deferred tax assets are reduced by a valuation allowance to reflect the amount that is more likely than not to be realized.

Generally, deferred taxes are not provided on the unremitted earnings of subsidiaries to the extent it is expected that these earnings are permanently reinvested. Such earnings may become taxable upon the sale or liquidation of these subsidiaries or upon the remittance of dividends. Deferred taxes are provided in situations where the Company’s subsidiaries plan to make future dividend distributions.

The Company operates in numerous tax jurisdictions and, as a result, is regularly subject to audit by tax authorities. The Company provides for tax contingencies on the basis of their technical merits, including relative tax law and OECD guidelines, as well as on items relating to potential audits by tax authorities based upon its best estimate of the facts and circumstances as of each reporting period. Changes in the facts and circumstances could result in a material change to the tax accruals. The Company provides for contingencies whenever it is deemed probable that a tax asset has been impaired or a tax liability has been incurred for events such as tax claims or changes in tax laws.

Research and development

Research and development expense was $679 million, $690 million and $635 million in 2005, 2004 and 2003, respectively. These costs are included in selling, general and administrative expenses.

Earnings per share

Basic earnings (loss) per share is calculated by dividing income (loss) by the weighted-average number of shares outstanding during the period. Diluted earnings (loss) per share is calculated by dividing income (loss) by the weighted-average number of shares outstanding during the period, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise: outstanding written call options; outstanding options granted under the Company’s employee incentive plans; and shares issuable in relation to outstanding convertible bonds. See further discussion related to earnings per share in Note 23 and further discussion of the potentially dilutive securities in Notes 14 and 21.

Stock-based compensation

The Company has certain employee incentive plans under which it offers stock-based securities to employees. The plans are described more fully in Note 21. The Company accounts for such stock-based securities using the intrinsic value method of APB Opinion No. 25 Accounting for Stock Issued to Employees (APB 25), as permitted by Statement of Financial Accounting Standards No. 123 Accounting for Stock Based Compensation (SFAS 123). Warrants granted under the Company’s management incentive plan and options granted under the Company’s employee share acquisition plan were issued with exercise prices greater than or equal to the market prices of the stock on the dates of grant. Accordingly, the Company recorded no compensation expense related to these securities, except in circumstances when a participant ceased to be employed by a consolidated subsidiary, such as after a divestment by the Company. The following table illustrates the effect on net income (loss) and on income (loss) per share (see Note 23) if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation. Fair value of these securities offered to employees was determined on the date of grant by using a dynamic proprietary option-pricing model (see Note 21).

	Year ended December 31,
	2005	2004	2003
Net income (loss), as reported	$735	$(35)	$(779)
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects	31	3	1
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(39)	(11)	(12)
Pro forma net income (loss)	$727	$(43)	$(790)
Income (loss) per share:
Basic—as reported	$0.36	$(0.02)	$(0.64)
Basic—pro forma	$0.36	$(0.02)	$(0.65)
Diluted—as reported	$0.36	$(0.02)	$(0.64)
Diluted—pro forma	$0.35	$(0.02)	$(0.65)

New accounting pronouncements

In November 2004, the Financial Accounting Standards Board issued Statement No.151, Inventory Costs—an amendment of ARB No. 43, Chapter 4 (SFAS 151). SFAS 151 amends Accounting Research Bulletin 43, Chapter 4: Inventory Pricing, to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges. In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Company implemented SFAS 151 in the first quarter of 2006, and does not expect the adoption of SFAS 151 to have a material impact on the Company’s financial position or results of operations.

In December 2004, the Financial Accounting Standards Board issued Statement No.123(R) Share-Based Payment (SFAS 123R), which replaces SFAS 123 and APB 25 and requires the Company to measure compensation cost for all share-based payments at fair value. On April 14, 2005, the U.S. Securities and Exchange Commission (SEC) announced the adoption of a new rule that amends the implementation dates for SFAS 123R. As a result of this announcement, the Company adopted SFAS 123R as of January 1, 2006. The Company will recognize share-based employee compensation cost from January 1, 2006, as if the fair value based accounting method had been used to account for all employee awards granted, modified, or settled after the effective date and for any awards that were not fully vested as of the effective date. Based on currently existing share-based compensation plans, the Company does not expect the adoption of SFAS 123R to have a material impact on its financial position or results of operations.

In March 2005, the Financial Accounting Standards Board issued Interpretation No. 47 Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143 (FIN 47). FIN 47 clarifies that the term conditional asset retirement obligation as used in Financial Accounting Standards Board Statement No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Company. Accordingly, pursuant to FIN 47 the Company was required to recognize a liability for the fair value of a conditional asset retirement obligation when the fair value of the liability could be reasonably estimated. The Company implemented FIN 47 in the fourth quarter of 2005 and presented the change as a cumulative effect of an accounting change of $5 million, net of tax in the Consolidated Income Statement.

At the June 15—16, 2005, Emerging Issues Task Force (EITF) meeting, the EITF reached a consensus on Issue No. 05-5 Accounting for Early Retirement or Postemployment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements) (EITF 05-5), that the Financial Accounting Standards Board ratified on June 29, 2005. Altersteilzeit is a term which describes an early retirement program designed to create an incentive for employees, within a certain age group, to leave their employers before the legal retirement age. The issue addresses how to account for salary and bonus components as well as potential subsidies earned from governmental entities. EITF 05-5 is effective for the Company beginning with the first quarter of 2006. The impact of implementation will not have a financial statement impact as the Company had been calculating the liability consistent with the requirements of EITF 05-5.

Note 3   Held for sale and discontinued operations

The Company’s financial statements for all periods presented were significantly impacted by activities relating to the divestitures of a number of our businesses. The following planned or completed disposals met the SFAS 144 criteria for held for sale and/or discontinued operations in the reporting periods.

Structured Finance

In 2002, the Company completed the sale of most of its Structured Finance business to General Electric Capital Corporation (GE) for approximately $2.0 billion. Pursuant to the sale and purchase agreement, the Company provided GE with cash collateralized letters of credit as security for certain performance-related obligations retained by the Company, which amount to $15 million at December 31, 2005.

As a continuation of the Company’s divestment of its Structured Finance business, the Company completed the sale of ABB Export Bank in December 2003 for approximately $50 million. ABB Export Bank had revenues of $9 million and a net loss of $9 million in 2003.

In November 2005, the Company completed the sale of its remaining Structured Finance business and divested the Lease portfolio business in Finland. With lease and loan financial receivables of approximately $300 million, the Lease portfolio business was the last remaining major entity of the Structured Finance business. In 2005, the Company recorded a loss of $28 million in loss from discontinued operations, net of tax, principally related to the loss on sale of the business.

Upstream Oil, Gas and Petrochemicals business

In 2004, the Company sold its Upstream Oil, Gas and Petrochemicals business for an initial purchase price of $925 million. Net cash proceeds from the sale were approximately $800 million, reflecting the initial sales price adjusted for unfunded pension liabilities and changes in net working capital. The Upstream Oil, Gas and Petrochemicals business had revenues of $855 million and $1,499 million in 2004 and 2003, respectively, and net losses of $70 million and $44 million in 2004 and 2003, respectively.

Wind Energy business

In 2003, the Company sold a part of its Wind Energy business in Germany for proceeds of approximately $35 million. The Wind Energy business had revenues of $0 million and $16 million and net losses of $25 million and $42 million in 2004 and 2003, respectively. During the fourth quarter of 2005, the Company determined it no longer met the criteria required to classify the remaining Wind Energy business in discontinued operations. Therefore, as of the fourth quarter of 2005, the results of operations of the Wind Energy business were reclassified to continuing operations for all periods presented.

Reinsurance business

In 2004, the Company completed the sale of its Reinsurance business, receiving gross cash proceeds of $415 million and net cash proceeds of approximately $280 million. The Company recorded revenues of $139 million and $782 million and losses totaling $41 million and $97 million in loss from discontinued operations, in 2004 and 2003, respectively, related to the Reinsurance business. The 2003 net loss of $97 million includes a $154 million impairment charge and an allocation of interest of $15 million in accordance with EITF 87-24, offset by income from operations of approximately $72 million.

Power Lines business

During 2004, the Company reclassified part of its Power Lines business, part of the Power Technologies division, to discontinued operations. The businesses that were reclassified are the Power Lines businesses in Nigeria, Italy and Germany whose sales were completed in 2005. These reclassified businesses had revenues of $27 million, $117 million and $187 million and net losses recorded in discontinued operations of $12 million, $75 million and $10 million for the years ended December 31, 2005, 2004, and 2003, respectively.

During the fourth quarter of 2005, the Company reclassified the remaining Power Lines businesses in Brazil, Mexico, Venezuela and South Africa to discontinued operations, on the basis of management’s plan to sell the remaining Power Lines businesses. The remaining Power Lines businesses had revenues of $102 million, $79 million and $70 million for the years ended December 31, 2005, 2004 and 2003, respectively. Net income reported for 2005 and 2004 was $3 million and $3 million, respectively, whereas for 2003 these businesses had a net loss of $4 million recorded in loss from discontinued operations.

Foundry business

During 2004, the Company reclassified its Foundry business, part of the Automation Technologies division, to discontinued operations. In 2005, the Company completed the sale of its Foundry business. The Foundry business had revenues of $41 million, $41 million and $45 million and net losses of $1 million, $17 million and $0 million in 2005, 2004 and 2003, respectively.

Control Valves

In 2005, the Company sold its Control Valves business in Japan which was part of the Automation Technologies division. The Control Valves business had revenues of $26 million, $31 million and $28 million and net income of $15 million, $3 million and $2 million in 2005, 2004 and 2003, respectively. The net income recorded in 2005 includes $14 million related to the gain on sale of the Control Valves business.

Other

In addition, the Company has also reflected other minor operations as held for sale and in discontinued operations, as appropriate.

Loss from discontinued operations, net of tax, also includes costs related to the Company’s potential asbestos obligations of approximately $133 million, $262 million and $142 million in 2005, 2004, and 2003, respectively (see Note 17).

Operating results of the discontinued businesses are summarized as follows:

	Year ended December 31,
	2005	2004	2003
Revenues	$200	$1,276	$2,735
Costs and expenses, finance loss	(333)	(1,656)	(3,002)
Operating loss before taxes	(133)	(380)	(267)
Tax benefit (expense)	6	4	(59)
Operating loss from discontinued operations	(127)	(376)	(326)
Loss from dispositions	(16)	(63)	(38)
Loss from discontinued operations, net of tax	$(143)	$(439)	$(364)

The major components of assets and liabilities held for sale and in discontinued operations in our Consolidated Balance Sheet are summarized as follows:

	December 31,
	2005	2004
Cash and equivalents, marketable securities and short-term investments	$—	$9
Receivables, net	20	106
Inventories, net	23	43
Prepaid expenses and other current assets	—	17
Financing receivables, non-current	—	345
Property, plant and equipment, net	8	69
Other non current assets	1	11
Assets held for sale and in discontinued operations	$52	$600
Accounts payable	$19	$79
Short-term borrowings and accrued liabilities	33	149
Long-term borrowings	—	203
Pensions and other employee benefits	22	82
Other liabilities, non-current	—	221
Liabilities held for sale and in discontinued operations	$74	$734

Note 4   Business combinations and other divestments

Acquisitions and investments

During 2005, 2004, and 2003, the Company invested $27 million, $24 million and $55 million, in 22, 24 and 24 new businesses, joint ventures or affiliated companies, respectively. The aggregate excess of the purchase price over the fair value of the net assets acquired of new businesses totaled $6 million, $15 million and $2 million, in 2005, 2004 and 2003, respectively, and has been recorded as goodwill. The Company has not presented the pro forma results of operations of the acquired businesses as the results are not material to the Company’s consolidated financial statements.

Other divestitures

In addition to the sold businesses described under discontinued operations, the Company periodically divests businesses and investments not considered by management to be aligned with its focus on Power Technologies and Automation Technologies as described in Note 25 and which do not meet the requirements of SFAS 144. The results of operations of these divested businesses are included in the Company’s Consolidated Income Statements in the respective line items of income from continuing operations, through the date of disposition.

Divestment of Building Systems businesses

In 2002, the Company decided to dispose of its Building Systems businesses. The disposal of the Building Systems businesses contemplated that the Company would retain an involvement in the disposed operations through a combination of technology license agreements, supplier relationships, retention of certain orders and participation on the Board of Directors of some of the disposed of companies. As a result of these factors, the Company concluded that classification of the Building Systems businesses as discontinued operations in accordance with SFAS 144 was not appropriate.

During 2005, 2004 and 2003, the Company disposed of numerous Building Systems businesses and recorded gains on disposal of $1 million, $12 million and $83 million, respectively, which are included in other income (expense), net. Proceeds received from the divestment of the Building Systems businesses were $0 million, $39 million and $234 million in 2005, 2004 and 2003, respectively.

Other divestitures

In 2003, the Company sold its interests in certain equity investees in Australia for approximately $90 million, resulting in a gain on disposal of $28 million recorded in other income (expense), net. In 2003, the Company also sold its entire 35 percent interest in Swedish Export Credit Corporation to the Government of Sweden for 1,240 million Swedish krona ($159 million), resulting in net proceeds of approximately $149 million and a loss on disposal of $80 million recorded in other income (expense), net.

In 2004, the Company sold a business in Sweden, formerly part of the automation technologies division, for $11 million, resulting in a gain on disposal of $7 million recorded in other income (expense), net. In 2004, the Company also sold its entire 15.7 percent interest in IXYS Corporation for approximately $42 million and recorded a gain on disposal of $20 million in other income (expense), net.

During 2005, 2004 and 2003, the Company sold several operating units and investments, excluding the divestments disclosed above, for total proceeds of $24 million, $39 million and $31 million, respectively, and recognized net gains on disposal of $20 million, $13 million and $12 million, respectively, which are included in other income (expense), net. Revenues and net income from these businesses and investments were not significant in 2005, 2004 and 2003.

Note 5   Marketable securities and short-term investments

Marketable securities and short-term investments consist of the following:

	December 31,
	2005	2004
Available-for-sale securities	$276	$263
Time deposits	39	247
Securities serving as hedges of the Company’s management incentive plan (see Note 21)	53	14
Total	$368	$524

To hedge its exposure to fluctuations in fair value of the Company’s warrant appreciation rights (WARs) issued under the Company’s management incentive plan, the Company purchases cash-settled call options, which entitle the Company to receive amounts equivalent to its obligations under the outstanding WARs. In accordance with Emerging Issues Task Force No. 00-19 Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, (EITF 00-19), the cash-settled call options have been recorded as assets measured at fair value, with subsequent changes in fair value recorded through earnings as an offset to the compensation expense recorded in connection with the WARs.

Available-for-sale securities classified as marketable securities consist of the following:

	December 31,
	2005		2004
	Cost	Fair value	Cost	Fair value
Equity securities	$80	$84	$55	$63
Debt securities:
U.S. government obligations	64	63	99	99
European government obligations	—	—	3	3
Corporate	98	96	59	59
Other	34	33	33	39
Total debt securities	196	192	194	200
Total	$276	$276	$249	$263

At December 31, 2005 and 2004, unrealized gains and losses on available-for-sale securities were not significant.

At December 31, 2005, contractual maturities of the above available-for-sale debt securities consist of the following:

	Cost	Fair value
Less than one year	$—	$—
One to five years	116	113
Six to ten years	52	51
Due after ten years	28	28
Total	$196	$192

Gross realized gains on available-for-sale securities were $18 million, $117 million and $8 million in 2005, 2004 and 2003, respectively. Gross realized losses on available-for-sale securities were $34 million, $5 million and $2 million in 2005, 2004 and 2003, respectively. Additionally, in 2003, the Company recorded an impairment charge of $36 million, in interest and other finance expense, related to available-for-sale securities. In 2003, the Company also realized and recorded, in interest and other finance expense, a loss of $40 million on the sale of available-for-sale securities in a strategic investment.

Gross unrealized losses of those available for sale securities that have been in a continuous unrealized loss position were not significant at December 31, 2005 and 2004.

At December 31, 2005 and 2004, the Company pledged $91 million and $51 million, respectively, of marketable securities as collateral for issued letters of credit and other security arrangements.

Note 6   Financial instruments

Cash flow hedges

The Company enters into forward foreign exchange contracts to manage the foreign exchange risk of its operations. To a lesser extent, the Company also uses commodity contracts to manage its commodity risks. Where such instruments are designated and qualify as cash flow hedges, the changes in their fair value are recorded in accumulated other comprehensive loss, until the hedged item is recognized in earnings. At such time, the respective amount in accumulated other comprehensive loss is released to earnings and is shown in either revenues or cost of sales consistent with the classification of the earnings impact of the underlying transaction being hedged.

The amount of derivative financial instrument net gains or losses reclassified from accumulated other comprehensive loss to earnings was a net gain of $27 million, $31 million and $58 million in 2005, 2004 and 2003, respectively. The $31 million in 2004 excludes the $14 million loss described below. It is anticipated that during 2006, the amount included in accumulated other comprehensive loss at December 31, 2005, that will be reclassified to earnings is not significant. Derivative financial instrument gains and losses reclassified to earnings offset the losses and gains on the items being hedged.

While the Company’s cash flow hedges are primarily hedges of exposures over the next twelve months, the amount included in accumulated other comprehensive loss at December 31, 2005, includes hedges of certain exposures maturing up to 2009.

During 2004, the Company reclassified losses of $14 million from accumulated other comprehensive loss to earnings as a result of the discontinuance of certain cash flow hedges as it became probable that the original forecasted transactions related to these hedges would not occur within the forecasted time period.

Fair value hedges

To reduce its interest rate and foreign currency exposures arising primarily from its borrowing activities, the Company uses interest rate and cross-currency swaps. Where such instruments are designated as fair value hedges, the changes in fair value of these instruments, as well as the changes in fair value of the underlying liabilities, are recorded as offsetting gains and losses in the determination of earnings. The hedge ineffectiveness in 2005, 2004 and 2003, resulted in a loss of $16 million and gains of $11 million and $11 million, respectively.

Disclosure about fair values of financial instruments

The Company uses the following methods and assumptions in estimating fair values for financial instruments:

Cash and equivalents, receivables, accounts payable, short-term debt and current maturities of long-term debt:   The carrying amounts approximate the fair values as the items are short-term in nature.

Marketable securities and short-term investments:   Fair values of marketable securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying amounts of short-term investments approximate the fair values.

Financing receivables and loans (non-current portion):   Fair values are determined using a discounted cash flow methodology based upon loan rates of similar instruments. The carrying values and estimated fair values of long-term loans granted at December 31, 2005, were $201 million and $201 million, respectively, and at December 31, 2004, were $276 million and $276 million, respectively.

Long-term debt (non-current portion):   Fair values of public bond issues are based on quoted market prices. The fair values of other debt are based on the present value of future cash flows discounted at estimated borrowing rates for similar debt instruments, or in the case of private placement bond or note issuances, using the relevant borrowing rates derived from interest rate swap curves. The carrying values and estimated fair values of long-term borrowings at December 31, 2005, were $3,933 million and $4,710 million, respectively, and at December 31, 2004, were $4,717 million and $5,223 million, respectively.

Derivative financial instruments:   Fair values are the amounts by which the contracts could be settled. These fair values are estimated by using a discounted cash flow methodology based on available market data, option pricing models or by obtaining quotes from brokers. At December 31, 2005 and 2004, the carrying values equal fair values. Current derivative assets are recorded in other current assets, and non-current derivative assets are recorded in other non-current assets. Current derivative liabilities are recorded in provisions and other, and non-current derivative liabilities are recorded in other liabilities. The fair values are:

	December 31,
	2005	2004
Derivative assets, current	$156	$369
Derivative assets, non-current	162	251
Total	$318	$620
Derivative liabilities, current	$138	$324
Derivative liabilities, non-current	63	53
Total	$201	$377

Note 7   Receivables, net

Receivables, net consist of the following:

	December 31,
	2005	2004
Trade receivables	$4,548	$3,993
Other receivables	967	1,264
Allowance for doubtful accounts	(279)	(309)
	5,236	4,948
Unbilled receivables, net:
Costs and estimated profits in excess of billings	2,227	2,257
Advance payments received	(948)	(921)
	1,279	1,336
Total	$6,515	$6,284

Trade receivables include contractual retention amounts billed to customers of $115 million and $124 million at December 31, 2005 and 2004, respectively. Management expects the majority of related contracts will be completed and substantially all of the billed amounts retained by the customer will be collected within one year of the respective balance sheet date. Other receivables consist of value added tax, claims, employee and customer related advances, the current portion of direct finance and sales-type leases and other non-trade receivables, including the retained interests on sold receivables under the Company’s securitization programs.

Costs and estimated profits in excess of billings represent sales earned and recognized under the percentage-of-completion method. Amounts are expected to be collected within one year of the respective balance sheet date.

Note 8   Securitization and variable interest entities

Securitization

During 2005 and 2004, the Company sold trade receivables to VIEs, unrelated to the Company, in revolving-period securitization programs. During 2005, the Company re-assessed its need for these securitization programs, terminating one program and reducing the size of the other program. At December 31, 2005, the remaining securitization program is with a VIE that is not required to be consolidated in accordance with Financial Accounting Standards Board Interpretation No. 46 (revised) Consolidation of Variable Interest Entities: FIN 46(R).

The Company retains servicing responsibility relating to the sold receivables. Solely for the purpose of credit enhancement from the perspective of the purchasing entity, the Company retains an interest in the sold receivables (retained interests). These retained interests are initially measured at estimated fair values, which the Company believes approximate historical carrying values, and are subsequently measured based on a periodic evaluation of collections and delinquencies.

Given the short-term, lower-risk nature of the assets securitized, market movements in interest rates would not significantly impact the carrying value of the Company’s retained interests. Similarly, while an adverse movement in foreign currency rates could have an impact on the carrying value of these retained interests, as the retained interests are denominated in the original currencies underlying the sold receivables, the impact on earnings has historically not been significant due to the short-term nature of the receivables and economic hedges in place relating to foreign currency movement risk.

The Company routinely evaluates its portfolio of trade receivables for risk of non-collection and records an allowance for doubtful debts to reflect the carrying value of its trade receivables at estimated net realizable value. Pursuant to the requirements of the revolving-period securitization program through which the Company securitizes certain of its trade receivables, the Company effectively bears the risk of potential delinquency or default associated with trade receivables sold or interests retained. At December 31, 2005 and 2004, the fair value of the retained interests was approximately $185 million and $349 million, respectively.

In accordance with SFAS 140, the Company has not recorded a servicing asset or liability as management believes it is not practicable to estimate this value given that verifiable data as to the fair value of the compensation and/or cost related to servicing the types of the assets sold is not readily obtainable nor reliably estimable in the geographic market in which the entities selling receivables operate.

During 2005, 2004 and 2003, the following cash flows were received from and paid to VIEs:

	December 31,
	2005	2004	2003
Gross trade receivables sold to VIEs ($505)*	$4,925	$5,846	$5,661
Collections made on behalf of and paid to VIEs ($(696))*	(5,489)	(5,713)	(5,883)
Purchaser, liquidity and program fees ($(2))*	(18)	(20)	(21)
Decrease in retained interests ($117)*	178	17	124
Net cash received from (paid to) VIEs during the year ($(76))*	$(404)	$130	$(119)

*                    Related to assets held for sale and in discontinued operations for 2003. Amounts related to assets held for sale and in discontinued operations were not significant in 2005 or 2004.

Net cash settlements on the remaining program take place twice per month.

The Company records a loss on sale at the time of sale of the receivables and subsequently records purchaser, liquidity and program fees. The total cost of $18 million, $20 million and $21 million in 2005, 2004 and 2003, respectively, related to the securitization of trade receivables, is included in interest and other finance expense.

The following table reconciles total gross receivables to the amounts in the Consolidated Balance Sheet after the effects of securitization at December 31, 2005 and 2004:

	December 31,
	2005	2004
Total trade receivables	$4,952	$5,132
Portion derecognized	(193)	(710)
Retained interests included in other receivables	(195)	(373)
Trade receivables	4,564	4,049
Less: Trade receivables included in assets held for sale and in discontinued operations	(16)	(56)
Trade receivables—continuing operations	$4,548	$3,993

At December 31, 2005 and 2004, of the gross trade receivables sold, the total trade receivables for which cash has not been collected at those dates amounted to $388 million and $1,083 million, respectively. At December 31, 2005 and 2004, an amount of $41 million and $54 million, respectively, was more than 90 days past due which is considered delinquent pursuant to the terms of the programs.

In addition, the Company transfers receivables outside of the above described securitization programs. These transfers were sales, made without recourse, directly to banks and/or sales pursuant to factoring or similar type arrangements. Total sold receivables included in these transactions during 2005 and 2004 were approximately $530 million and $902 million, respectively, of which sales of $0 million and $159 million in 2005 and 2004, respectively, related to assets held for sale and in discontinued operations. During 2005 and 2004, the related costs, including the associated gains and losses, were $5 million and $10 million, respectively, of which costs of $0 million and $1 million in 2005 and 2004, respectively, related to assets held for sale and in discontinued operations.

Variable interest entities

The following VIE is consolidated, as the Company is the primary beneficiary as defined by FIN 46(R).

In March 2003, the Company sold its aircraft-leasing portfolio in Sweden to a third party. Subsequent to divestment, the Company continued its involvement in this business by providing significant financial support in the form of mezzanine and subordinated financing of approximately $90 million to the VIE formed by the buyer upon acquisition, exclusively for the purpose of servicing the aircraft leasing portfolio. As the primary beneficiary of the VIE, the Company retained approximately $55 million of assets and acquired approximately $9 million of third party long-term borrowings provided to the VIE at December 31, 2005. All of the VIE’s assets serve as collateral for the senior debt provided by third parties. The Company has no ownership interest and there is no recourse to the general credit of the Company.

The following VIEs are not consolidated, as the Company is not the primary beneficiary as defined by FIN 46(R).

The Company maintains a combined equity and financing interest of approximately $85 million in two VIEs, that are accounted for using the equity method of accounting, and were established as consortiums to develop power plants in various countries. The Company’s involvement with these VIEs began between 1995 and 2000 at the dates of inception of the VIEs. The purpose of the VIEs is to contract the engineering, procurement, commissioning and financing of the power plants. At and for the year ended December 31, 2005, these VIEs have combined total assets of approximately $783 million and reported combined total revenues and earnings before interest and taxes of $136 million and $5 million, respectively. The exposure to loss as a result of involvement with the VIEs is limited to the Company’s combined equity and financing interests.

Note 9   Inventories, net

Inventories, net, including inventories related to long-term contracts, consist of the following:

	December 31,
	2005	2004
Commercial inventories, net:
Raw materials	$1,186	$1,246
Work in process	1,258	1,205
Finished goods	449	394
	2,893	2,845
Contract inventories, net:
Inventoried costs	540	637
Advance payments received related to contracts	(359)	(304)
	181	333
Total	$3,074	$3,178

Note 10   Financing receivables, net

Financing receivables consist of the following:

	December 31,
	2005	2004
Loans receivable	$201	$276
Pledged financial assets	309	314
Finance leases	22	79
Other	113	220
Total	$645	$889

Loans receivable primarily represent financing arrangements provided to customers related to products manufactured by the Company.

The Company entered into tax-advantaged leasing transactions with U.S. investors prior to 1999. The prepaid rents relating to these transactions are reflected as pledged financial assets, with an offsetting non-current deposit liability, which is included in other liabilities (see Note 19). Net gains on these transactions are being recognized over the lease terms.

Note 11   Property, plant and equipment, net

Property, plant and equipment, net consist of the following:

	December 31,
	2005	2004
Land and buildings	$2,298	$2,662
Machinery and equipment	4,383	4,911
Construction in progress	132	122
	6,813	7,695
Accumulated depreciation	(4,248)	(4,731)
Total	$2,565	$2,964

In 2005, 2004 and 2003, depreciation expense was $413 million, $429 million and $428 million, respectively.

Note 12   Goodwill and other intangible assets

The changes in the carrying amount of goodwill for the year ended December 31, 2005, are as follows:

	Automation	Power	Non-core	Corporate/
	Technologies	Technologies	activities	Other	Total
Balance at January 1, 2005	$1,795	$561	$225	$21	$2,602
Goodwill acquired during the year	6	—	—	—	6
Other	—	(3)	(2)	—	(5)
Foreign currency translation	(93)	(11)	(19)	(1)	(124)
Balance at December 31, 2005	$1,708	$547	$204	$20	$2,479

The changes in the carrying amount of goodwill for the year ended December 31, 2004, are as follows:

	Automation	Power	Non-core	Corporate/
	Technologies	Technologies	activities	Other	Total
Balance at January 1, 2004	$1,816	$439	$201	$72	$2,528
Goodwill acquired during the year	15	—	—	—	15
Goodwill written off related to sale of businesses	(3)	(2)	(4)	(12)	(21)
Other	—	(4)	10	—	6
Reallocations	(86)	116	9	(39)	—
Foreign currency translation	53	12	9	—	74
Balance at December 31, 2004	$1,795	$561	$225	$21	$2,602

The reallocations during 2004 were principally due to the reorganization of the Substation Automation business from the Automation Technologies division to the Power Technologies division. The goodwill reallocated for the Substation Automation business was $107 million and was calculated on the basis of relative fair value. During 2004, the Company also reallocated goodwill from Corporate/Other to the Automation Technologies and Power Technologies division as the expected benefit of such goodwill resides in these divisions. At December 31, 2005 and 2004, the $204 million and $225 million of goodwill, respectively, in Non-core activities principally related to the Company’s remaining Oil, Gas and Petrochemicals business.

Other intangible assets consist of the following:

	December 31,
	2005			2004
	Gross carrying	Accumulated	Net carrying	Gross carrying	Accumulated	Net carrying
	amount	amortization	amount	amount	amortization	amount
Capitalized software for internal use	$495	$(404)	$91	$580	$(450)	$130
Capitalized software for sale	208	(110)	98	237	(87)	150
Other intangible assets	549	(389)	160	595	(383)	212
Total	$1,252	$(903)	$349	$1,412	$(920)	$492

Amortization expense of capitalized software for internal use for 2005 and 2004, recorded in selling, general and administrative expenses, amounted to $62 million and $111 million, respectively. Amortization expense of capitalized software for sale for 2005 and 2004, recorded in cost of sales, amounted to $45 million and $42 million, respectively. Amortization expense of other intangible assets for 2005 and 2004, recorded in other income (expense), net amounted to $53 million and $59 million, respectively.

The Company recorded impairment charges to intangible assets of $4 million, $3 million and $11 million, in 2005, 2004 and 2003, respectively. These charges are included in other income (expense), net, in the Consolidated Income Statement.

Other intangible assets primarily include intangibles created through acquisitions, such as trademarks and patents.

Amortization expense of other intangible assets is estimated to be as follows:

2006	$113
2007	$97
2008	$79
2009	$19
2010	$8
Thereafter	$31
Total	$347

At December 31, 2005 and 2004, the Company maintained $2 million and $11 million, respectively, related to intangible pension assets not subject to amortization (see Note 20).

For the years ended December 31, 2005 and 2004, the Company capitalized intangible assets of $55 million ($30 million, $17 million and $8 million of software for internal use, software for sale and other intangible assets, respectively) and $75 million ($29 million, $36 million and $10 million of software for internal use, software for sale and other intangible assets, respectively), respectively. For items capitalized in 2005 and 2004, amortization expense is calculated using an estimated useful life of 4 years for capitalized software and 5 years for other intangible assets.

Note 13   Investments in equity method accounted companies

The Company recorded earnings of $109 million, $87 million and $96 million in 2005, 2004 and 2003, respectively, in other income (expense), net, representing the Company’s share of the pre-tax earnings of investees accounted for under the equity method of accounting. The principal company accounted for using the equity method of accounting is: Jorf Lasfar Energy Company S.C.A. (JLEC), a power plant based in Morocco, of which the Company owns 50 percent.

			The Company’s share of the pre-tax earnings
	Investment balance		of equity-accounted investees
	2005	2004	2005	2004	2003
JLEC	$364	$356	$62	$68	$62
Other	254	240	47	19	34
Total	$618	$596	$109	$87	$96
Less: Current income tax expense			(16)	(8)	(7)
The Company’s share of earnings of equity-accounted investees			$93	$79	$89

The following table represents selected financial information for JLEC and not the Company’s share in this equity accounted company.

	2005	2004	2003
Total current assets	$264	$296	$273
Total non-current assets	$1,037	$1,147	$1,162
Total current liabilities	$241	$254	$310
Total non-current liabilities	$441	$572	$612
Total shareholders’ equity	$619	$617	$513
Revenues	$509	$462	$369
Income before taxes	$127	$133	$122
Net income	$112	$125	$120

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

The Company has entered into other similar pledge agreements for certain other equity accounted for companies. The Company has also granted lines of credit and has committed to provide guarantees for certain equity accounted companies. At December 31, 2005, the total unused lines of credit amounted to $74 million and ABB has issued $25 million of capital commitment guarantees on behalf of equity accounted companies.

The Company’s 2005 Consolidated Financial Statements include the following aggregate amounts related to transactions with equity accounted companies:

	2005	2004
Revenues	$63	$57
Receivables	$17	$11
Other current assets	$2	$13
Financing receivables, non-current	$53	$45
Current liabilities	$—	$2
Short-term debt and non-current liabilities	$2	$22

Note   14 Debt

The Company’s total debt at December 31, 2005 and 2004, amounted to $4,102 million and $5,343 million, respectively.

Short-term debt

The Company’s short-term debt consists of the following:

	December 31,
	2005	2004
Short-term debt (weighted-average interest rate of 6.5% and 6.5%)	$142	$186
Current portion of long-term debt (weighted-average interest rate of 3.9% and 3.9%)	27	440
Total	$169	$626

Short-term debt primarily represents short-term loans from various banks.

On July 4, 2005, the Company signed a new five-year, $2 billion multicurrency revolving credit facility and canceled the three-year $1 billion credit facility that was due to expire in November 2006. As a result of canceling the $1 billion facility prior to expiry, the Company recorded in July 2005, a charge of $12 million in interest and other finance expense to write off unamortized costs related to this facility.

The new $2 billion facility contains financial covenants in respect of minimum interest coverage and maximum net leverage. The Company is required to meet these covenants on a semi-annual basis, at June and December. At December 31, 2005, the Company was in compliance with these covenants. If the Company’s corporate credit rating reaches certain defined levels, the minimum interest coverage covenant will no longer be required.

No amount was drawn under either facility at December 31, 2005 and 2004. The interest costs of borrowings under the new facility are LIBOR, STIBOR or EURIBOR (depending on the currency of the drawings) plus a margin of 0.25 percent to 0.70 percent, depending on the Company’s corporate debt rating. The commitment fees paid on the unused portion of the facility amount to 35 percent per annum of the applicable margin, and are therefore also dependent upon the corporate credit rating of the Company. A utilization fee is payable when borrowings are greater than one-third of the facility and the level of these fees is linked to the level of the amounts outstanding.

The facility contains cross-default clauses whereby an event of default would occur if the Company were to default on indebtedness, as defined in the facility, at or above a specified threshold.

Long-term debt

The Company utilizes a variety of derivative products to modify the characteristics of its long-term debt. The Company uses interest rate swaps to effectively convert certain fixed-rate long-term debt into floating rate obligations. For certain non-U.S. dollar denominated debt, the Company utilizes cross-currency swaps to effectively convert the debt into an U.S. dollar obligation. As required by SFAS 133, debt designated as being hedged by fair value hedges is stated at its fair value.

The following table summarizes the Company’s long-term debt considering the effect of interest rate and currency swaps. Consequently, a fixed rate debt subject to a fixed-to-floating interest rate swap is included as a floating rate debt in the table below:

	December 31, 2005			December 31, 2004
		Nominal	Effective		Nominal	Effective
	Balance	rate	rate	Balance	rate	rate
Floating rate	$2,002	8.5%	7.0%	$1,772	8.7%	6.0%
Fixed rate	278	3.4%	5.4%	1,610	5.1%	5.5%
Convertible bonds	1,680	4.1%	4.1%	1,775	4.1%	4.1%
	3,960			5,157
Current portion of long-term debt	(27)	3.9%	3.9%	(440)	3.9%	1.5%
Total	$3,933			$4,717

At December 31, 2005, maturities of long-term debt were as follows:

Due in 2006	$27
Due in 2007	936
Due in 2008	856
Due in 2009	473
Due in 2010	762
Thereafter	906
Total	$3,960

Bond repurchases

During 2005, the Company repurchased debt securities with a total face value of $307 million, primarily a portion of the Company’s 3.75% 500 million Swiss franc bonds, due 2009, and recognized a loss on extinguishment of debt of $19 million on the repurchases.

During 2004, through open market repurchases, the Company repurchased a portion of its public bonds with a total equivalent face value of $513 million. These open market repurchases resulted in a gain on extinguishments of debt of approximately $6 million. In addition, in July 2004, the Company announced tender offers to repurchase all of the outstanding 5.375% 300 million euro bonds, due 2005, and 5.125% 475 million eurobonds, due 2006, being approximately 275 million euro and approximately 368 million euro, respectively. In conjunction with the tender offers, the bonds were amended to allow the Company to call and redeem those bonds that were not tendered under the respective tender offer. In September 2004, bonds validly tendered and accepted under the tender offers were settled and the Company exercised its option to redeem early the remaining outstanding 2005 and 2006 bonds that were not tendered. The open market repurchases, combined with the tender offers and calls, resulted in a decrease in total borrowings during 2004 of $1,330 million.

Bond issuances

The Company did not issue any bonds during 2005 or 2004.

Details of the Company’s outstanding bonds are as follows:

		December 31, 2005			December 31, 2004
		Nominal outstanding	Carrying value(1)		Nominal outstanding	Carrying value(1)
		(in millions)			(in millions)
Public bonds:
4.625% USD Convertible Bonds, due 2007	USD	968	$921	USD	968	$890
3.5% CHF Convertible Bonds, due 2010	CHF	1,000	759	CHF	1,000	885
9.5% EUR Instruments, due 2008	EUR	500	614	EUR	500	728
10% GBP Instruments, due 2009	GBP	200	353	GBP	200	382
3.75% CHF Bonds, due 2009	CHF	108	81	CHF	500	442
6.5% EUR Instruments, due 2011	EUR	650	764	EUR	650	887
0.5% JPY Instruments, due 2005		—	—	JPY	17,425	171
Private placements			181			433
Total Outstanding Bonds			$3,673			$4,818

(1)          USD carrying value is net of bond discounts and includes adjustments for fair value hedge accounting, where appropriate.

The 6.5% EUR Instruments pay interest semi-annually in arrears at a fixed annual rate of 6.5 percent. In the event of a change of control of the Company, the terms of these bonds require the Company to offer to repurchase the bonds at 101 percent of the principal amount thereof, plus any accrued interest.

During 2005, the Company entered into interest rate swaps to hedge its interest obligations on the 6.5% EUR Instruments, due 2011, and the 3.75% CHF bonds due 2009. After considering the impact of these interest rate swaps, the 6.5% EUR Instruments effectively became a floating rate euro obligation, while the 3.75% CHF Bonds effectively became a floating rate Swiss franc obligation. Consequently, these bonds are included as floating rate debt at December 31, 2005, in the table of long-term debt above but as fixed rate debt at December 31, 2004.

The CHF Convertible Bonds pay interest annually in arrears at a fixed annual rate of 3.5 percent. The conversion price is subject to adjustment provisions to protect against dilution or change in control. Each 5,000 Swiss francs of principal amount of bonds is convertible into 524.65897 fully paid shares of the Company at a conversion price of 9.53 Swiss francs, representing a total of 104,931,794 shares if the bonds were fully converted.

The bonds are convertible at the option of the bondholder at any time from October 21, 2003, up to and including the tenth business day prior to September 10, 2010. The Company may at any time on or after September 10, 2007, redeem the outstanding bonds at par plus accrued interest if, for a certain number of days during a specified period of time, the official closing price of the Company’s ordinary shares on the relevant exchange has been at least 150 percent of the conversion price. In addition, at any time prior to maturity, the Company can redeem the outstanding bonds at par plus accrued interest, if at least 85 percent in aggregate of the principal amount of bonds originally issued have been redeemed, converted or purchased and cancelled. The Company has the option to redeem the bonds when due in cash, ordinary shares or any combination thereof.

The USD Convertible Bonds due 2007 pay interest semi-annually in arrears at a fixed annual rate of 4.625 percent. The conversion price is subject to adjustment provisions to protect against dilution or change in control. As a result of an amendment to the bonds in May 2004, described below, the conversion price of the bonds was amended from 14.64 Swiss francs (converted into U.S. dollars at the fixed exchange rate of 1.6216 Swiss francs per U.S. dollar) to $9.03, representing a total of 107,198,228 shares if the bonds were fully converted.

These USD Convertible Bonds are convertible at the option of the bondholder at any time from June 26, 2002, up to and including May 2, 2007. The Company may, at any time on or after May 16, 2005, redeem the outstanding bonds at par plus accrued interest if (1) for a certain number of days during a specified period of time, the official closing price of the Company’s American Depositary Shares on the New York Stock Exchange exceeds 170 percent of the conversion price, or (2) at least 85 percent in aggregate principal amount of bonds originally issued have been exchanged, redeemed or purchased and cancelled. The Company has the option to redeem the bonds when due, in cash, American Depositary Shares or any combination thereof.

Prior to May 2004, a component of these convertible bonds had to be accounted for as an embedded derivative as the shares to be issued upon conversion were denominated in Swiss francs, while the bonds are denominated in U.S. dollars. A portion of the issuance proceeds was deemed to relate to the value of the derivative on issuance and subsequent changes in value of the derivative were recorded through earnings and as an adjustment to the carrying value of the bonds. The allocation of a portion of the proceeds to the derivative created a discount on issuance, which was being amortized to earnings over the life of the bonds. On May 28, 2004, bondholders voted in favor of the Company’s proposed amendment to the terms of the bonds whereby, if the bonds are converted, the Company will deliver U.S. dollar-denominated American Depositary Shares rather than Swiss franc-denominated ordinary shares. The conversion price was set at $9.03. As a result of the amendment, the Company was no longer required to account for a portion of the bonds as a derivative. Consequently, on May 28, 2004, the value of the derivative was fixed and the amount previously accounted for separately as an embedded derivative was considered to be a component of the carrying value of the bonds at that date. This carrying value is being accreted to the $968 million par value of the bonds as an expense in interest and other finance expense over the remaining life of the bonds.

During 2004, the Company recorded an expense of $16 million from the increase in fair value of the derivative from January 1, 2004, up to the date of the bond amendment, related among other factors, to the increase in the Company’s share price since December 31, 2003. When added to the accretion of the discount on the bonds for 2004 of $36 million, this resulted in aggregate expense of $52 million in 2004, reflected in interest and other finance expense. In 2003, an increase in fair value of the embedded derivative, combined with the accretion of the discount on issuance of the bonds, resulted in a charge to interest and other finance expense of $84 million.

The 10% GBP Instruments and the 9.5% EUR Instruments contain certain clauses linking the interest paid on the bonds to the credit rating assigned to the bonds. If the rating assigned to these bonds by both Moody’s and Standard & Poor’s remains at or above Baa3 and BBB-, respectively, then the interest rate on the bonds remains at the level at issuance, that is 10 percent and 9.5 percent for the sterling and euro bonds, respectively. However, as the rating assigned by either Moody’s or Standard & Poor’s decreased below Baa3 or BBB-, respectively, in October 2002, the annual interest rate on the bonds increased by 1.5 percent per annum to 11.5 percent and 11 percent for the sterling and euro bonds, respectively. If after this rating decrease, the rating assigned by both Moody’s and Standard & Poor’s returns to a level at or above Baa3 and BBB-, respectively, then the interest rates on the bonds return to the interest level at issuance.

In line with the Company’s policy of reducing its interest and currency exposure, a cross-currency swap has been used to modify the characteristics of the 200 million pounds sterling bonds and an interest rate swap has been used to modify the 500 million euro bonds. After considering the impact of the cross-currency and interest rate swaps, the 200 million pounds sterling bonds effectively became a floating rate U.S. dollar obligation, while the 500 million euro bonds became a floating rate euro obligation. Accordingly, both the 200 million pounds sterling bonds and the 500 million euro bonds are included as “floating rate” in the table of long-term debt above.

Substantially all of the Company’s publicly traded bonds contain cross-default clauses which would allow the bondholders to demand repayment if the Company were to default on any borrowing at or above a specified threshold. Furthermore, all such bonds constitute unsecured and unsubordinated obligations of the Company and rank pari passu with other debt obligations.

In addition to the bonds described above, included in long-term debt at December 31, 2005 and 2004, are lease obligations, bank borrowings of subsidiaries, and other long-term debt.

Note 15   Provisions and other

Provisions and other consists of the following:

	December 31,
	2005	2004
Asbestos and related costs (see Note 17)	$1,128	$1,023
Contract related reserves	647	456
Provisions for warranties and contract penalties	783	739
Derivatives	138	324
Employee benefit costs	83	77
Taxes payable	369	368
Other	621	679
Total	$3,769	$3,666

Note 16   Leases

Lease obligations

The Company’s lease obligations primarily relate to real estate and office equipment. In the normal course of business, management expects most leases to be renewed or replaced by other leases. Minimum rent expense was $359 million, $371 million and $392 million in 2005, 2004 and 2003, respectively. Sub-lease income received on leased assets by the Company was $39 million, $33 million and $18 million in 2005, 2004 and 2003, respectively.

At December 31, 2005, future net minimum lease payments for operating leases having initial or remaining non-cancelable lease terms in excess of one year consist of the following:

2006	$319
2007	263
2008	225
2009	190
2010	177
Thereafter	509
1,683
Sublease income	(148)
Total	$1,535

Note 17   Commitments and contingencies

Contingencies—general

The Company is subject to various legal proceedings, including environmental and other claims that have arisen in the ordinary course of business that have not been finally resolved. It is not possible at this time for the Company to predict with any certainty the outcome of such litigation and claims. However, except as stated below, management is of the opinion, based upon information presently available and on advice of external counsel and other advisors, that while any such liability could have a material adverse impact on the Company’s net cash flows, it is unlikely that any such liability, to the extent not provided for through insurance or otherwise, would have a material adverse effect on the Company’s financial position or results of operations.

Asbestos Liability

Summary

The Company’s Combustion Engineering subsidiary has been a co-defendant in a large number of lawsuits claiming damage for personal injury resulting from exposure to asbestos. A smaller number of claims have also been brought against the Company’s ABB Lummus Global Inc. subsidiary (“Lummus”) as well as against other affiliates of the Company. In October 2002, taking into consideration the growing number and cost of asbestos-related claims, Combustion Engineering and the Company determined that Combustion Engineering’s asbestos-related liability should be resolved through a comprehensive settlement that included a plan of reorganization for Combustion Engineering under Chapter 11 of the U.S. Bankruptcy Code.

In November 2002, Combustion Engineering and the representatives of various asbestos claimants entered into a Master Settlement Agreement to settle approximately 154,000 asbestos-related personal injury claims that were then pending against Combustion Engineering. Under that agreement Combustion Engineering established and funded a trust (the “CE Settlement Trust”) to provide for partial payment of those claims.

In January 2003, Combustion Engineering reached agreement with various creditors (including representatives of the asbestos claimants who participated in the Master Settlement Agreement and a representative of future claimants) on the terms of a proposed “Pre-Packaged Plan of Reorganization for Combustion Engineering” under Chapter 11 of the U.S. Bankruptcy Code (as amended through June 4, 2003, the “Initial CE Plan”). The Initial CE Plan provided for the issuance of a “channeling injunction” under which asbestos-related personal injury claims related to the operations of Combustion Engineering, Lummus and Basic Incorporated (“Basic”), another subsidiary of the Company that is a former subsidiary of Combustion Engineering, could only be brought against a future trust (separate from the CE Settlement Trust established under the Master Settlement Agreement) to be established and funded by Combustion Engineering, ABB Ltd and other entities of the Company (the “Asbestos PI Trust”). This channeling injunction was intended to free Combustion Engineering, ABB Ltd and its affiliates, as well as certain former direct or indirect owners, joint venture partners and affiliates of Combustion Engineering, including ALSTOM and ALSTOM POWER NV, from further liability for such claims.

The Initial CE Plan was filed with the U.S. Bankruptcy Court on February 17, 2003 and confirmed by the District Court on August 8, 2003. On December 2, 2004, however, the Court of Appeals for the Third Circuit reversed the District Court’s confirmation order. The Court of Appeals remanded the Initial CE Plan to the District Court among other things for a determination of whether, in light of the pre-petition payments made by Combustion Engineering to the CE Settlement Trust under the Master Settlement Agreement and the fact that claimants who received partial payments of their claims under the Master Settlement Agreement participated in the approval of the Initial CE Plan, the treatment of asbestos-related personal injury claims against Combustion Engineering under the Initial CE Plan was consistent with the requirements of the U.S. Bankruptcy Code. The Court of Appeals also held that asbestos claims against Lummus and Basic that are not related to Combustion Engineering’s operations could not be “channeled” to the Asbestos PI Trust as proposed under the Initial CE Plan.

In March 2005, following extensive discussions with certain representatives of various parties, including the Creditors Committee, the Future Claimants Representative appointed in the Combustion Engineering case (the “CE FCR”) and Certain Cancer Claimants (the “CCC”) who had opposed the Initial CE Plan, the parties reached an agreement in principle (the “Agreement in Principle”) for modifying the Initial CE Plan with a view to bringing it into conformity with the Court of Appeals’ decision and for providing a mechanism for resolving finally Lummus’ potential asbestos liability. The main terms of the Agreement in Principle provide for the Company and certain of its subsidiaries to make an additional contribution of $204 million to the Asbestos PI Trust not later than two years from the effective date of the

Initial CE Plan, as modified as contemplated by the Agreement in Principle, but payment of this additional contribution may be accelerated in whole or in part if Lummus or Lummus assets are sold in the interim; the payment by the Company of the legal fees of the CCC in the amount of $ 8 million; and the filing of a separate Chapter 11 case and a prepackaged plan of reorganization for Lummus (the “Lummus Plan”). The Agreement in Principle contemplates that the “Modified CE Plan” and the Lummus Plan will become effective concurrently.

One of the holdings of the Court of Appeals was that asbestos-related personal injury claims against Basic that are not related to Combustion Engineering’s operations could not be “channeled” to the Asbestos PI Trust. The Modified CE Plan and Lummus Plan do not address claims against Basic. Basic’s asbestos-related personal injury liabilities will have to be resolved through its own bankruptcy or similar U.S. state court liquidation proceeding, or through the tort system.

Following the Agreement in Principle, the parties negotiated the terms and language of the Lummus Plan and the modifications to the Initial CE Plan. These negotiations lasted for approximately five (5) months, and on August 19, 2005, an amended version of the Initial CE Plan (the “Modified CE Plan”) was filed with the U.S. Bankruptcy Court. The Modified CE Plan was filed with the support of all of the original proponents of the Initial CE Plan, as well as the CCC. Shortly thereafter, the Modified CE Plan and the Lummus Plan were mailed to all their respective impaired creditors for voting.

In late September 2005, voting concluded on the Modified CE Plan and the Lummus Plan, and both plans were approved overwhelmingly by the voting creditors. On September 28, 2005, the U.S. Bankruptcy Court held a Confirmation Hearing on the Modified CE Plan. While several insurers filed objections to the Modified CE Plan, all such objections were resolved or withdrawn prior to the conclusion of the hearing. On December 19, 2005, the U.S. Bankruptcy Court entered an Order confirming the Modified CE Plan, and recommending that the U.S. District Court affirm the U.S. Bankruptcy Court’s Order. The U.S. District Court entered an order affirming The Modified CE Plan on March 1, 2006. From the date the order was entered, there is a 30-day appeals period. If no appeals are lodged within the appeals period, the Plan will be final.

Background

When the Company sold its 50 percent interest in the former ABB ALSTOM POWER NV joint venture to ALSTOM in May 2000, it retained ownership of Combustion Engineering, a subsidiary that had conducted part of its former power generation business and that now owns commercial real estate that it leases to ABB Inc. and third parties.

From 1989 through February 17, 2003 (the date that Combustion Engineering filed for Chapter 11 as described below), approximately 438,000 asbestos-related claims were filed against Combustion Engineering. On February 17, 2003 there were approximately 164,000 asbestos-related personal injury claims pending against Combustion Engineering. Of these claims, approximately 155,000 were claims by asbestos claimants who participated in the Master Settlement Agreement.

From 1990 through February 17, 2003, Lummus was named as a defendant in approximately 13,000 asbestos-related personal injury claims, of which approximately 11,000 claims were pending on February 17, 2003.

Other entities of the Company have sometimes been named as defendants in asbestos-related claims. At December 31, 2005 and 2004, there were approximately 16,400 asbestos-related claims pending against entities of the Company other than Combustion Engineering and Lummus. These claims, which include approximately 4,300 claims against Basic, are unrelated to Combustion Engineering and Lummus and will not be resolved in the Combustion Engineering bankruptcy case or the contemplated prepackaged bankruptcy case for Lummus. The Company generally seeks dismissals from claims where there is no apparent linkage between the plaintiffs and any entity of the Company. To date, resolving claims against the Company’s entities other than Combustion Engineering, and Lummus has not had a material impact on the Company’s consolidated financial position, results of operations or cash flows.

Negotiations with representatives of asbestos claimants and pre-packaged Chapter 11 filing

In October 2002, Combustion Engineering and the Company determined that it was likely that the expected asbestos-related personal injury liabilities of Combustion Engineering would exceed the value of its assets of approximately $800 million if its historical settlement patterns continued into the future. At that time, Combustion Engineering and the Company determined to resolve the asbestos-related personal injury liability of Combustion Engineering and its affiliates by reorganizing Combustion Engineering under Chapter 11, the principal business reorganization chapter of the U.S. Bankruptcy Code. Combustion Engineering and the Company determined to structure the Chapter 11 reorganization as a “pre-packaged plan,” in which Combustion Engineering would solicit votes from asbestos claimants to approve the plan before the Chapter 11 case was filed with the Bankruptcy Court.

Beginning in October 2002, Combustion Engineering and the Company conducted extensive negotiations with representatives of certain asbestos claimants with respect to a pre-packaged plan. On November 22, 2002, Combustion Engineering and the asbestos claimants’ representatives entered into a Master Settlement Agreement for settling open asbestos-related personal injury claims that had been filed against Combustion Engineering prior to November 2002. Combustion Engineering also agreed, pursuant to the Master Settlement Agreement, to form and fund the CE Settlement Trust to administer and pay a portion of the value of asbestos-related personal injury claims settled under the Master Settlement Agreement. Under the terms of the Master Settlement Agreement, eligible claimants who met all criteria to qualify for payment were entitled to receive a percentage of the value of their claim from the CE Settlement Trust and retain a claim against Combustion Engineering for the unpaid balance (the “stub claim”). The Master Settlement Agreement divides claims into three categories based on the status of the claim at November 14, 2002, the status of the documentation relating to the claim and whether or not the documentation establishes a valid claim eligible for settlement and payment by Combustion Engineering. The Master Settlement Agreement was supplemented in January 2003 to clarify the rights of certain claimants whose right to participate in a particular payment category was disputed. The Master Settlement Agreement, as supplemented, settles the value and provides for the partial payment of approximately 155,000 asbestos-related personal injury claims that had been lodged against Combustion Engineering.

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

Approximately 155,000 eligible claimants have entered into the Master Settlement Agreement or adoption agreements with Combustion Engineering and the CE Settlement Trust and have received partial payment on their claims.

Pre-packaged plan of reorganization

On January 17, 2003, the Company announced that Combustion Engineering and the Company had reached an agreement with representatives of asbestos claimants on the terms of the Initial CE Plan.

As proposed, the Initial CE Plan provided for the creation of the Asbestos PI Trust, an independent trust separate and distinct from the CE Settlement Trust, to address “Asbestos PI Trust Claims,” which are present and future asbestos-related personal injury claims (including the stub claims of claimants who previously settled pursuant to the Master Settlement Agreement) that arise directly or indirectly from any act, omission, products, or operations of Combustion Engineering or Lummus or Basic. The Initial CE Plan provided that, if it were to become effective, a channeling injunction would be issued under Section 105 of the U.S. Bankruptcy Code pursuant to which the Asbestos PI Trust Claims against ABB Ltd and certain of its affiliates (including Combustion Engineering, Lummus and Basic) would be channeled to the Asbestos PI Trust. The effect of the channeling injunction contemplated by the Initial CE Plan would be that the sole recourse of a holder of an Asbestos PI Trust Claim would be to the Asbestos PI Trust and such holder would be barred from asserting such a claim against ABB Ltd and the affiliates covered by the injunction (including Combustion Engineering and, under the Initial CE Plan, Lummus and Basic).

As proposed, the Initial CE Plan provided that on its effective date, the Asbestos PI Trust would be funded with the following:

•       a $20 million 5 percent term note (the “CE Convertible Note”) with a maximum term of ten years from the effective date of the Initial CE Plan, to be issued by Combustion Engineering and secured by its Windsor, Connecticut, real estate and real estate leases (under certain specified contingencies, the Asbestos PI Trust may have the right to convert the term note into ownership of 80 percent of the voting securities of the reorganized Combustion Engineering);

•       excess cash held by Combustion Engineering on the effective date of the Initial CE Plan (the “Excess CE Cash”);

•       a non-interest bearing promissory note (the “ABB Promissory Note”) to be issued by ABB Inc. and ABB Ltd, and guaranteed by certain ABB Ltd subsidiaries, in an aggregate amount of up to $350 million payable in installments (including two $25 million payments contingent upon ABB Ltd generating an earning before interest and taxes margin of 12 percent in 2007 and 2008);

•       a non-interest bearing promissory note to be issued on behalf of Lummus (the “Lummus Note”) in the amount of $28 million payable in relatively equal annual installments over 12 years;

•       a non-interest bearing promissory note to be issued on behalf of Basic (the “Basic Note”) in the aggregate amount of $10 million payable in relatively equal annual installments over 12 years;

•       30,298,913 shares of ABB Ltd (the “CE Settlement Shares”), which had a fair value of $293 million, $170 million and $154 million at December 31, 2005, 2004 and 2003, respectively; and

•       an assignment by Combustion Engineering, Lummus, and Basic to the Asbestos PI Trust of any proceeds under certain insurance policies. As of December 31, 2005, aggregate unexhausted product liability limits under such policies were approximately $200 million for Combustion Engineering, approximately $43 million for Lummus and approximately $28 million for Basic although amounts ultimately recovered by the Asbestos PI Trust under these policies may be substantially different from the policy limits. In addition, Combustion Engineering would assign to the Asbestos PI Trust scheduled payments under certain of its insurance settlement agreements ($66 million at December 31, 2005). (The proceeds and payments to be assigned are together referred to as “Certain Insurance Amounts”.)

In addition, the Initial CE Plan provided that if Lummus is sold within 18 months after the CE Plan’s effective date, ABB Inc. would contribute $5 million to the CE Settlement Trust and $5 million to the Asbestos PI Trust.

Upon the effective date under the Initial CE Plan, ABB Inc. would indemnify the Combustion Engineering estate against up to $5 million of liability on account of certain contingent claims held by certain indemnified insurers. Further, on the effective date, Asea Brown Boveri (now merged into Holdings) would provide for the benefit of Combustion Engineering a nuclear and environmental indemnity with regard to obligations arising out of Combustion Engineering’s Windsor, Connecticut, site. The two indemnities described in this paragraph are referred to as the “Related Indemnities”.

Judicial review process

The solicitation of votes to approve the Initial CE Plan began on January 19, 2003. Combustion Engineering filed for Chapter 11 in the U.S. Bankruptcy Court in Delaware on February 17, 2003, based on the terms previously negotiated in connection with the Initial CE Plan.

On July 10, 2003 the Bankruptcy Court issued an Order recommending to the U.S. District Court, among other things, that the Initial CE Plan be confirmed.

Following the issuance of the Bankruptcy Court’s Order a number of interested parties, including a small number of asbestos claimants and certain insurance companies which historically have provided insurance coverage to Combustion Engineering, Lummus and Basic filed appeals based on various objections to the Initial CE Plan. The District Court held a hearing on July 31, 2003, with respect to the appeals and entered an order on August 8, 2003 confirming the Initial CE Plan.

Various parties appealed the District Court’s confirmation order to the United States Court of Appeals for the Third Circuit. The Court of Appeals held a hearing with respect to the appeals of the confirmation order of the District Court on June 23, 2004 and issued its decision on December 2, 2004 (the “Third Circuit Decision”).

The Third Circuit Decision reversed the District Court’s confirmation of the Initial CE Plan. The Third Circuit Decision focused on three issues raised by the appealing parties in respect to the terms of the Initial CE Plan: (i) whether the Bankruptcy Court had “related to” jurisdiction over the claims against the non-debtors, Lummus and Basic, that do not arise from any products or operations of Combustion Engineering (the “non-derivative claims”); (ii) whether the non-debtors, Lummus and Basic, could avail themselves of the protection of the channeling injunction by invoking Section 105 of the Bankruptcy Code and contributing assets to the Asbestos PI Trust; and (iii) whether the two-trust structure and use of stub claims in the voting process comply with the Bankruptcy Code. The Court of Appeals held that there were insufficient factual findings to support “related-to” jurisdiction and that Section 105 of the Bankruptcy Code could not be employed to extend the channeling injunction to the non-derivative claims against non-debtors Lummus and Basic. With regard to the two-trust structure, the Court of Appeals remanded the Initial CE Plan to the District Court to determine whether creditors received fair treatment in light of the pre-petition payments made to the CE Settlement Trust participants and the use of stub claims in the voting process. Among other things, the Court of Appeals instructed the lower courts to consider whether payments under the CE Settlement Trust constituted voidable preferences that were inconsistent with the fair distribution scheme of the Bankruptcy Code.

Notwithstanding the Third Circuit Decision, the Master Settlement Agreement, which settles the amount of and provides for partial payment on approximately 155,000 asbestos-related personal injury claims, remained effective. Early in the Combustion Engineering bankruptcy case, however, an asbestos claimant commenced an action against the trustee of the CE Settlement Trust and individuals who had received distributions from such trust, asserting that further distributions by the CE Settlement Trust should be enjoined because the transaction that created the CE Settlement Trust was a voidable preference. The Bankruptcy Court ruled that it would not dismiss that action for lack of standing. On October 22, 2004, the trustee of the CE Settlement Trust moved to dismiss the complaint in that action. This matter is pending and no decision has been rendered by the Court. The Modified CE Plan contemplates that on its effective date the complaint would be dismissed.

Following the Third Circuit Decision, the lower courts assumed jurisdiction over further confirmation proceedings in respect of the Initial CE Plan. On January 27, 2005, the Bankruptcy Court authorized the CE FCR and the Creditors Committee to file any available bankruptcy-related and similar claims against third parties, including preference claims against certain claimants that did not participate in the CE Settlement Trust, and any potential bankruptcy-related claims against the Company. The Company also entered into a tolling agreement to extend the time period within which bankruptcy-related claims against it could be brought. The Modified CE Plan contemplates that all such actions by the trustee agent and the Company will be dismissed on the effective date of that Plan.

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

The Modified CE Plan

In March 2005, following extensive discussions with the CE FCR, the Creditors Committee and representatives of the CCC, Combustion Engineering and the Company reached the Agreement in Principle on certain overall modifications to the Initial CE Plan to bring it into conformity with the Third Circuit Decision and to provide a mechanism for resolving finally Lummus’ potential asbestos liability.

The Modified CE Plan, which implements the Agreement in Principle, includes the following material changes to the Initial CE Plan:

•       Additional Contribution—The Company will make an additional contribution of $204 million (the “ABB Additional Contribution”) to the Asbestos PI Trust from the proceeds received from any sale of Lummus in whole or in part, but in no event later than two years from the effective date of the Modified CE Plan regardless of any sale of all or a portion of Lummus;

•       ABB Promissory Note—The terms of the original ABB Promissory Note have been changed to, among other things, modify the payment schedule and the percentages for EBIT Margin Events that give rise to contingent payments;

•       Guarantees—Guarantees by certain subsidiaries of the Company of the ABB Promissory Note have been extended for all continuing, modified, and additional contributions of Combustion Engineering, the Company or their respective affiliates under the Modified CE Plan;

•       Lummus Effective Date—The Effective Date of the Modified CE Plan is conditioned upon the occurrence of the Lummus Effective Date, but this condition becomes inoperative if Lummus fails to file its own chapter 11 case within 15 days after the Confirmation Order in respect to the Modified CE Plan becomes final;

•       Asbestos PI Trust Distributions—Certain changes have been made to the Asbestos PI Trust documents that modify the Asbestos PI Trust Distribution Procedures under the Modified CE Plan;

•       Settlement of Preference Claims—The CE Settlement Trust and claimants who received payments from the CE Settlement Trust will receive a release of any preference claims, fraudulent transfer claims, and other similar claims that Combustion Engineering, the CE FCR or creditors of Combustion Engineering may have against them;

•       Elimination of Lummus and Basic—The Modified CE Plan no longer addresses the direct asbestos related liabilities of Lummus and Basic and eliminates any assignment of insurance rights by Lummus and Basic other than their rights to coverage under Combustion Engineering’s insurance policies.

As part of these changes, the Company has paid approximately $8 million of approved legal fees of the CCC.

The Modified CE Plan contemplates a channeling injunction substantially similar to the channeling injunction contemplated by the Initial CE Plan. If the ABB entities fail to perform any of their financial obligations under the Modified CE Plan, the channeling injunction will terminate and the affected asbestos-related personal injury claims could be pursued against the ABB entities.

The Lummus Plan

The negotiations that determined the proposed terms of the Lummus Plan were conducted with an individual appointed by Lummus to represent the interests of its future asbestos claimants (the “Lummus FCR”). These negotiations were held in parallel with the negotiations on the Modified CE Plan over approximately five months.

The material terms of the Lummus Plan are as follows:

•       Lummus Note—Lummus will execute a note in the principal amount of $33 million (the “Lummus Note”) payable to the Trust created under the Lummus Plan (the “Lummus Asbestos PI Trust”). The Lummus Note will bear interest at 6% per annum and be secured by 51% of the capital stock of Lummus.

•       Insurance Recoveries—The Lummus Asbestos PI Trust will also be entitled to be paid the first $7.5 million in aggregate recoveries from Lummus insurers, with the first $5 million guaranteed by Lummus; and

•       Channeling Injunction—The Lummus Plan provides for the issuance of a channeling injunction pursuant to Sections 524(g) and 105 of the Bankruptcy Code pursuant to which all asbestos claims against Lummus shall be channeled to the Lummus Asbestos PI Trust.

The Solicitation and Voting Process

In late August 2005, Combustion Engineering distributed informational materials and ballots to claimants who were eligible to vote on the Modified CE Plan or to persons who had been authorized by eligible claimants to cast ballots on their behalf. On August 31, 2005, Lummus set out informational materials and ballots on the Lummus Plan to all affected Lummus creditors for voting.

Separate voting on the Modified CE Plan and Lummus Plan began on about September 1, 2005 and concluded on September 19, 2005. The Modified CE Plan was approved by an overwhelming majority of the votes cast in respect to the Modified CE Plan and the Lummus Plan was approved by an overwhelming majority of those who voted on the Lummus Plan.

Confirmation of the Modified CE Plan

The Bankruptcy Court held a Confirmation Hearing on the Modified CE Plan on September 28, 2005. Several objections to confirmation of the Modified CE Plan had been filed by insurance carriers and others but all such objections were resolved or otherwise withdrawn at or prior to the hearing. As a consequence, there were no objections to confirmation of the Modified CE Plan before the court.

On December 19, 2005 the Bankruptcy Court issued an Order, and accompanying Opinion, confirming the Modified CE Plan and recommending that the U.S. District Court affirm the Bankruptcy Court’s Order. The U.S. District Court entered an order affirming the Modified CE Plan on March 1, 2006. From the date the order was entered, there is a 30-day appeals period. If no appeals are lodged within the appeals period, the Plan will be final.

The Modified CE Plan contemplates that Lummus would file its own Chapter 11 case within 15 days from the date that the confirmation of the Modified CE Plan becomes a final order. However, Lummus is under no obligation to file such a case or to file at any particular time.

We do not know whether any plan or reorganization for Combustion Engineering or Lummus will be ultimately confirmed. If for any reason a Chapter 11 plan relating to Combustion Engineering is not eventually confirmed, Combustion Engineering could be required to enter a Chapter 7 proceeding. If for any reason a Chapter 11 plan relating to Lummus is not eventually confirmed, we expect that Lummus’ asbestos-related liabilities will have to be resolved through the tort system, or otherwise.

Entities of the Company that are not included in the protection offered by the channeling injunctions entered pursuant to the Modified CE Plan or the Lummus Plan (if Lummus files its own Chapter 11 case) will continue to resolve current and future asbestos-related claims that are asserted against them in the tort system, or otherwise.

If U.S. federal legislation addressing asbestos personal injury claims is passed, which is speculative at this time, such legislation may affect the amount that will be required to resolve the asbestos-related claims against entities of the Company.

Effect on the Company’s financial position

Expenses.   The Company recorded expenses related to asbestos of $133 million, $262 million and $142 million in loss from discontinued operations, net of tax, and $0 million, $1 million and $3 million in income from continuing operations, net of tax, for 2005, 2004 and 2003, respectively. Loss from discontinued operations, net of tax, for 2005 includes $123 million resulting from the mark-to-market adjustment relating to the CE Settlement Shares and other costs of $11 million. Loss from discontinued operations, net of tax, for 2004 reflects a charge of $232 million taken in connection with the agreement the Company reached in March 2005 on the basic terms of the Modified CE Plan, $17 million resulting from the mark-to-market adjustment relating to the CE Settlement Shares, a credit of $6 million resulting from adjustment of the provision for the estimated liability of Basic and other costs of $19 million. Loss from discontinued operations, net of tax, for 2003 includes a charge of $68 million, net of tax, resulting from the mark-to-market adjustment relating to the CE Settlement Shares, a provision of $41 million, representing the then present value of the first two $25 million payments under the ABB Promissory Note, which were previously considered contingent, as well as $33 million of other costs.

Cash Payments.   Cash payments, before insurance recoveries, related to Combustion Engineering’s asbestos-related claims were $19 million (including $3 million contributed to the CE Settlement Trust, described above), $56 million (including $49 million contributed to the CE Settlement Trust) and $391 million (including $365 million contributed to the CE Settlement Trust), in 2005, 2004 and 2003, respectively. Administration and defense costs were $17 million, $10 million and $36 million in 2005, 2004 and 2003, respectively.

Cash payments related to asbestos-related claims against Lummus aggregated approximately $3 million through December 31, 2005, of which approximately $1 million was paid in 2003 and the remainder in prior years. Administration and defense costs were $4 million, $0 million and $2 million in 2005, 2004 and 2003, respectively.

The aggregate cash payments to resolve asbestos-related claims against Basic and other entities of the Company were approximately $4 million as of December 31, 2005, of which $3 million related to Basic.

Provisions.   At December 31, 2005, 2004 and 2003, the Company recorded total provisions on a consolidated basis of $1,128 million, $1,023 million and $815 million in respect of asbestos-related claims and defense costs related to Combustion Engineering, Lummus and Basic. Based upon the expected implementation of the Modified CE Plan and the Lummus Plan, the Company recorded provisions of $1,080 million and $43 million, respectively, at December 31, 2005, in accrued liabilities and other. If the Modified CE Plan and Lummus Plan become effective, certain amounts will be reclassified as of the effective date to other long-term liabilities based on the timing of the future cash payments to the Asbestos PI Trust or any similar trust created under the Lummus Plan and to Stockholders’ Equity for the amounts related to the CE Settlement Shares. Future earnings will be affected by mark-to-market adjustments relating to the CE Settlement Shares through the Effective Date, as well as contingent payments when they become probable of payment. The provisions at December 31, 2003 were based on the Company’s obligations under the initial CE Plan and assumed that the initial CE Plan would be confirmed and become effective as proposed.

With respect to Basic, we have established a provision of $4 million relating to its asbestos-related personal injury liabilities based on analysis of historical claims statistics and related settlement costs and a projection of such claims activity over the next several years.

Management believes that it is probable that the full amount of the relevant provisions will be required to settle the respective asbestos-related liabilities of Combustion Engineering and Lummus in accordance with the Modified CE Plan and the proposed Lummus Plan, and those of Basic. The Company may incur liability greater than the existing provisions, whether in connection with modified plans of bankruptcy or otherwise, but management does not believe that the amount of any such incremental liability can be reasonably estimated or that there is a better estimate of these liabilities than the amounts that are provided for.

The Company’s provisions in respect of asbestos-related claims include, as stated above, amounts for each of Combustion Engineering, Lummus and Basic. The assets of Combustion Engineering include amounts receivable of approximately $208 million, $221 million and $232 million at December 31, 2005, 2004 and 2003, respectively, for probable insurance recoveries, which were established with respect to asbestos-related claims. The Company has not established a provision for claims against entities other than Combustion Engineering, Lummus and Basic as amounts are immaterial.

In the event the Modified CE Plan or Lummus Plan (if Lummus files its own Chapter 11 case) do not become effective, the ultimate cost for the resolution of asbestos-related personal injury claims against Combustion Engineering and Lummus may be significantly higher and could have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

Contingencies—environmental

The Company is a participant in several legal and regulatory actions, which result from various U.S. and other environmental protection legislation, as well as agreements with third parties. While the Company cannot estimate the impact of future legislation, provisions are recorded when it is probable that losses will result from these actions and the amounts of losses can be reasonably estimated. Estimated losses for environmental remediation obligations are not discounted to their present value. In respect to these matters, the Company may be able to recover a portion of the costs from insurers or other third parties. Receivables are recorded when it is probable that recoveries will be collected.

Contingencies related to former Nuclear Technology business

The Company retained liabilities for certain specific environmental remediation costs at two sites in the U.S. that were operated by its Nuclear Technology business, which was sold to British Nuclear Fuels PLC (BNFL) in April 2000. Pursuant to the sale agreement with BNFL, the Company has retained all of the environmental liabilities associated with its Combustion Engineering subsidiary’s Windsor, Connecticut facility and agreed to reimburse BNFL for a share of the costs that BNFL incurs for environmental liabilities associated with its ABB C-E Nuclear Power Inc. subsidiary’s Hematite, Missouri facility. The primary environmental liabilities associated with these sites relate to the costs of remediating radiological and chemical contamination at these facilities. Such costs are not incurred until a facility is taken out of use and generally are incurred over a number of years. Although it is difficult to predict with accuracy the amount of time it may take to remediate radiological and chemical contamination at the Hematite site, based on information that BNFL has made publicly available, the Company believes that it may take until 2013 to remediate the Hematite site. With respect to the Windsor site, the Company believes the remediation may take until 2010.

Under the terms of the sale agreement, BNFL must perform the Hematite remediation in a cost efficient manner and pursue recovery of remediation costs from other potentially responsible parties as conditions for obtaining cost sharing contributions from the Company. Westinghouse Electric Company LLC, the BNFL subsidiary that owns the Hematite site (Westinghouse) has brought legal action against former owner/operators of the Hematite site and the U.S. Government under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA) to recover past and future remediation costs. The defendants are contesting Westinghouse’s claims. If Westinghouse’s CERCLA cost recovery action is unsuccessful, the cost to the Company may increase in the future. This risk is included in the high end of the estimated contingent liability set forth below.

At the Windsor site, a significant portion of the contamination is related to activities that were formerly conducted by or for the U.S. government. The Company believes that a significant portion of the remediation costs will be covered by the U.S. government under the government’s Formerly Utilized Sites Remedial Action Program.

The Company established a reserve of $300 million in loss from discontinued operations in 2000 for its estimated share of the remediation costs for these facilities. The Company, as of December 31, 2005, has recorded in other liabilities a reserve of $255 million, net of payments from inception of $43 million, and a reversal of $2 million to loss from discontinued operations in 2005 reflecting realized cost savings. At December 31, 2005 the Company estimated the total contingent liability for its share of the remediation costs for these facilities in a range of loss from $220 million to $402 million. Expenditures charged to the remediation reserve were $9 million, $10 million and $6 million during 2005, 2004 and 2003, respectively. The Company does not expect the majority of the remaining costs to be paid in cash during 2006.

Contingencies—Regulatory and Compliance

Disclosures of suspect payments to the SEC and the United States Department of Justice

In April 2005 the Company voluntarily disclosed to the United States Department of Justice (DoJ) and the SEC certain suspect payments in its network management unit in the United States. Subsequently, the Company made additional voluntary disclosures to the DoJ and the SEC regarding suspect payments made by Company subsidiaries in a number of countries, including a country in the Middle East. These payments were discovered by ABB as a result of the Company’s internal compliance reviews. The payments may be in violation of the Foreign Corrupt Practices Act (FCPA) or other applicable laws. The consequences for ABB could include penalties, other costs and business-related impacts. ABB is cooperating on these issues with the relevant authorities, and is continuing its internal investigations and compliance reviews.

Earnings overstatement in an Italian subsidiary

In September 2004, the Company restated its financial statements for all prior periods as a result of earnings overstatements by a business unit of the Company’s Power Technologies division in Italy. The restatement followed an internal investigation by the Company which showed that the business unit had overstated earnings before interest and taxes and net income as well as that certain employees had participated in arranging improper payments to an employee of an Italian power generation company in order to obtain a contract. The Company has reported this matter to the Italian Public Prosecutor’s Office, which is conducting its own investigation, as well as to the SEC. The Company cannot be certain as to the outcome of the Italian Public Prosecutor’s Office investigation or as to the position of the SEC.

Gas Insulated Switchgear business

In May 2004, the Company announced that it had undertaken an internal investigation which uncovered that certain of its employees together with employees of other companies active in the gas insulated switchgear business were involved in anti-competitive practices. The Company has reported promptly such practices to the appropriate authorities including the European Commission. The Company has received conditional amnesty from the European Commission and is cooperating with it and the other national competition authorities involved in the respective investigations.

Vetco Gray

ABB Vetco Gray Inc. and ABB Vetco Gray UK Ltd., two of the Company’s subsidiaries that were sold in 2004 as part of the Upstream business, pleaded guilty in July 2004 to violation of the FCPA and paid an aggregate fine to the DoJ totaling $10.5 million. In addition, in July 2004, in a related action the Company agreed with the SEC to resolve civil charges relating to the FCPA, including the payment of $5.9 million to disgorge allegedly unlawful profits earned by the two subsidiaries and to retain an independent consultant to review the Company’s FCPA compliance policies and procedures.

Guarantees—general

Certain guarantees issued or modified after December 31, 2002 are accounted for in accordance with Financial Accounting Standards Board Interpretation No. 45 Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). Upon issuance or modification of certain guarantees, a liability, equal to the fair value of the guarantee, is recorded.

The following table provides quantitative data regarding the Company’s third-party guarantees. The maximum potential payments represent a “worst-case scenario,” and do not reflect the Company’s expected results.

The carrying amount of liabilities recorded in the Consolidated Balance Sheets reflects the Company’s best estimate of future payments it may incur as part of fulfilling its guarantee obligations.

	2005		2004
December 31,	Maximum potential payments	Carrying amount of liabilities	Maximum potential payments	Carrying amount of liabilities
Third-party performance guarantees	$1,197	$1	$1,525	$2
Financial guarantees	209	—	253	1
Indemnification guarantees	150	13	198	16
Total	$1,556	$14	$1,976	$19

Guarantees—third-party performance

Performance guarantees represent obligations where the Company guarantees the performance of a third party’s product or service according to the terms of a contract. Such guarantees may include guarantees that a project will be completed within a specified time. If the third party does not fulfill the obligation, the Company will compensate the guaranteed party in cash or in kind. Performance guarantees include surety bonds, advance payment guarantees, and performance standby letters of credit.

The Company retained obligations for guarantees related to the Power Generation business contributed in mid-1999 to the former ABB ALSTOM POWER NV joint venture. The guarantees primarily consist of performance guarantees, advance payment guarantees and other miscellaneous guarantees under certain contracts such as indemnification for personal injuries and property damages, taxes, and compliance with labor laws, environmental laws and patents. The guarantees are related to projects which are expected to be completed by 2015 but in some cases have no definite expiration. In May 2000, the Company sold its interest in the ABB ALSTOM POWER NV joint venture to ALSTOM SA (ALSTOM). As a result, ALSTOM and its subsidiaries have primary responsibility for performing the obligations that are the subject of the guarantees. Further, ALSTOM, the parent company, and ALSTOM POWER NV, formerly ABB ALSTOM POWER NV, have undertaken jointly and severally to fully indemnify and hold harmless the Company against any claims arising under such guarantees. Management’s best estimate of the total maximum potential exposure of quantifiable guarantees issued by the Company on behalf of its former Power Generation business is approximately $756 million and $875 million at December 31, 2005 and 2004, respectively. The Company has not experienced any losses related to guarantees issued on behalf of the former Power Generation business.

The Company retained obligations for guarantees related to the Upstream business sold in July 2004. The guarantees primarily consist of third-party performance guarantees, advance payment guarantees and other miscellaneous guarantees. The guarantees have maturity dates ranging from one to five years. The maximum amount payable under the guarantees is approximately $440 million and $650 million at December 31, 2005 and 2004, respectively. The Company has the ability to recover potential payments under these guarantees through certain backstop guarantees. The maximum potential recovery under these backstop guarantees is approximately $108 million and $146 million at December 31, 2005 and 2004, respectively.

Guarantees—financial

Financial guarantees represent irrevocable assurances that the Company will make payment to a beneficiary in the event that a third party fails to fulfill its financial obligations and the beneficiary under the guarantee incurs a loss due to that failure.

At December 31, 2005 and 2004, the Company had $209 million and $253 million, respectively, of financial guarantees outstanding. Of those amounts, $95 million and $123 million, respectively, were issued on behalf of companies in which the Company currently has or formerly had an equity interest. The guarantees have original maturity dates ranging from one to thirteen years.

Guarantees—indemnification

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

The Company delivered to the purchasers of the Upstream business and Reinsurance business guarantees related to assets and liabilities divested in 2004. The maximum liability at December 31, 2005 and 2004, of approximately $150 million and $198 million, respectively, relating to the Upstream and Reinsurance businesses will reduce over time, pursuant to the respective sales agreements.

Product and order related contingencies

The Company calculates its provision for product warranties based on historical claims experience and specific review of certain contracts. The provision for warranties and contract penalties in Note 15 includes penalties resulting from delays in contract fulfillment, which is not included in the amounts below.

Reconciliation of the provision for warranties, including guarantees of product performance is as follows:

	December 31,
	2005	2004
Balance at the beginning of year	$677	$513
Claims paid in cash or in kind	(119)	(72)
Net increase to provision for changes in estimates, warranties issued and warranties expired	237	178
Exchange rate differences	(65)	58
Balance at the end of year	$730	$677

IBM Outsourcing Agreement

In 2003, the Company entered into a 10-year global framework agreement with International Business Machines Corporation (IBM) to outsource the Company’s information systems infrastructure services to IBM. The global framework agreement includes an obligation for IBM to lease new personal computers and other IT equipment to the Company as older equipment is retired. The Company accounts for these items as capital leases or operating leases based on the terms of the leases.

Further, pursuant to the global framework agreement, IBM will receive monthly payments from the Company’s subsidiaries in the respective countries related to information systems infrastructure services. Expected annual costs during the 10-year term of the global framework agreement approximate $230 million based on the current level of usage of the services.

Related party transactions

The IBM global framework agreement, referred to above, was negotiated between IBM and the Company. However, it should be noted that Jürgen Dormann, the Company’s Chairman, is a member of the Board of Directors of IBM, and Hans-Ulrich Märki, a director on the Company’s Board of Directors, is Chairman of IBM Europe/Middle East/Africa.

The Company maintains banking relationships with Skandinaviska Enskilda Banken AB (publ) (SEB) and Dresdner Bank AG. Specifically, both SEB and Dresdner Bank AG, each have a commitment to ABB of $120 million under our $2 billion multicurrency revolving credit facility of which no amounts were drawn at December 31, 2005. In addition, SEB is an arranger and dealer of the Company’s 5 billion Swedish krona commercial paper program, signed in November 2005. Jacob Wallenberg, a member of the Company’s Board of Directors, is the vice-chairman of SEB. Bernd W. Voss, a member of the Company’s Board of Directors, is a member of the supervisory board of Dresdner Bank AG. In addition, during 2005, the Company sold its Finnish Lease portfolio business to SEB.

Note 18   Taxes

Provision for taxes consists of the following:

	Year ended December 31,
	2005	2004	2003
Current taxes on income	$445	$332	$215
Deferred taxes	37	(1)	18
Tax expense from continuing operations	482	331	233
Tax (benefit) expense from discontinued operations	(8)	21	54

The weighted-average tax rate is the tax rate that results from applying each subsidiary’s statutory income tax rate to the income from continuing operations before taxes and minority interest. The Company operates in countries that have differing tax laws and rates. Consequently, the consolidated weighted-average effective rate will vary from year to year according to the source of earnings or losses by country.

	Year ended December 31,
	2005	2004	2003
Reconciliation of taxes:
Income (loss) from continuing operations before taxes and minority interest and cumulative effect of accounting change	$1,496	$837	$(115)
Weighted-average tax rate	34.2%	38.9%	12.2%
Taxes at weighted-average tax rate	512	326	(14)
Items taxed at rates other than the weighted-average tax rate	(39)	(36)	15
Changes in valuation allowance	(19)	115	276
Changes in tax laws and enacted tax rates	(22)	3	4
Other, net	50	(77)	(48)
Tax expense from continuing operations	$482	$331	$233
Effective tax rate for the year	32.2%	39.5%	(202.6)%

In 2003, items taxed at rates other than the weighted-average tax rate included the tax effect of an $84 million expense comprising the change in fair value of the embedded derivative contained in the Company’s $968 million convertible bonds combined with the continued amortization of the discount on issuance of these bonds (see Note 14), partially offset by earnings recognized in relation to certain of the Company’s equity accounted investments.

The reconciliation of taxes for 2005, 2004 and 2003 included changes in the valuation allowance recorded in certain jurisdictions in respect of deferred tax assets that were recognized for net operating losses incurred in those jurisdictions. The change in valuation allowance was required as the Company determined it was more likely than not that such deferred tax assets would either be realized or no longer be realized. In 2005, the change in valuation allowance is predominately related to the Company’s operations in certain countries including the United States. In 2004, the change in valuation allowance is predominately related to the Company’s operations in certain countries including Canada and France. In 2003, the change in valuation allowance included an allowance of approximately $258 million and $9 million on deferred tax assets as a result of the Company’s determination that it was more likely than not that such deferred tax assets would no longer be realized within the Company’s remaining Oil, Gas and Petrochemicals business and certain countries within Central Europe respectively.

In 2005, the reconciling item “Other, net” included an expense of approximately $60 million relating to items that are deducted for accounting purposes, but are not included in the computation of taxable income such as interest expense, state and local taxes on productive activities, disallowed meals and entertainment expenses and other similar items.

In 2004 and 2003, the reconciling item “Other, net” included a benefit of approximately $39 million and approximately $56 million, respectively, relating to the favorable resolution of certain prior year tax matters, including the release of a $38 million tax provision related to a tax case ruled in favor of the Company in 2003. Furthermore, 2004 included the one-time benefit of approximately $45 million from the losses of a post divestment reorganization and 2003 included the expense of approximately $16 million related to a tax claim filed in Central Europe. Additionally, in 2003, “Other, net” included $5 million, related to expenses that are no longer deductible under the Italian tax law as a result of the overstatement within the Company’s Power Technologies division in Italy (see Note 17).

In 2003, the loss from continuing operations before taxes and minority interest and cumulative effect of accounting change of $115 million included an $84 million expense comprising the change in fair value of the embedded derivative contained in the Company’s $968 million convertible bonds combined with the continued amortization of the discount on issuance of these bonds. Furthermore, the tax expense from continuing operations included the release of a $38 million tax provision related to a tax case ruled in favor of the Company, offset by expense of approximately $16 million related to a tax claim filed in Central Europe. In addition, the tax expense from continuing operations included a valuation allowance of approximately $258 million and $9 million on deferred tax assets as a result of the determination that it was more likely than not that such deferred tax assets would no longer be realized within the Company’s remaining Oil, Gas and Petrochemicals business and certain countries within Central Europe respectively. The effective tax rate applicable to income from continuing operations excluding the tax effect of these items would be 38.7 percent.

Deferred income tax assets and liabilities consist of the following:

	December 31,
	2005	2004
Deferred tax liabilities:
Financing receivables	$—	$(33)
Property, plant and equipment	(165)	(290)
Pension and other accrued liabilities	(572)	(479)
Other	(142)	(148)
Total deferred tax liability	(879)	(950)
Deferred tax assets:
Investments and other	28	36
Property, plant and equipment	53	77
Pension and other accrued liabilities	1,057	833
Unused tax losses and credits	1,575	1,694
Other	341	551
Total deferred tax asset	3,054	3,191
Valuation allowance	(1,953)	(2,017)
Deferred tax asset, net of valuation allowance	1,101	1,174
Net deferred tax asset	$222	$224

Certain entities have deferred tax assets related to net operating loss carry-forwards and other items. Because recognition of these assets is uncertain, valuation allowances of $1,953 million and $2,017 million have been established at December 31, 2005 and 2004, respectively.

At December 31, 2005, net operating loss carry-forwards of $4,182 million and tax credits of $128 million are available to reduce future taxes of certain subsidiaries, of which $2,106 million loss carry-forwards and $108 million tax credits expire in varying amounts through 2025 and the remainder does not expire. These carry-forwards are predominantly related to the Company’s U.S. and German operations.

The Company operates in numerous tax jurisdictions and, as a result, is regularly subject to audit by tax authorities. The Company provides for tax contingencies on the basis of their technical merits, including relative tax law and OECD guidelines, as well as on items relating to potential audits by tax authorities based upon its best estimate of the facts and circumstances as of each reporting period. Changes in the facts and circumstances could result in a material change to the tax accruals. The Company provides for contingencies whenever it is deemed probable that a tax asset has been impaired or a tax liability has been incurred for events such as tax claims or changes in tax laws. A significant part of the tax contingency provisions that have been accrued relate to pending court cases in Northern Europe relating to certain sale and leaseback transactions, as well as contingencies arising related to our interpretation of tax law and OECD guidelines.

Note 19   Other liabilities

Other liabilities consist of the following:

	December 31,
	2005	2004
Nuclear technology environmental provisions (see Note 17)	$255	$266
Non-current deposit liabilities (see Note 10)	309	314
Deferred income	120	143
Non current derivative liabilities	63	53
Other liabilities non-current	241	306
Total	$988	$1,082

Note 20   Employee benefits

The Company operates pension plans, including defined benefit, defined contribution and termination indemnity plans, in accordance with local regulations and practices. These plans cover a large portion of the Company’s employees and provide benefits to employees in the event of death, disability, retirement or termination of employment. Certain of these plans are multi-employer plans. The Company also operates other postretirement benefit plans in some countries.

Some of these plans require employees to make contributions and enable employees to earn matching or other contributions from the Company. The funding policies of the Company’s plans are consistent with the local government and tax requirements. The Company has several pension plans that are not required to be funded pursuant to local government and tax requirements.

The Company uses a December 31 measurement date for its plans.

Obligations and funded status

The following tables set forth the change in benefit obligations, the change in plan assets and the funded status recognized in the Consolidated Financial Statements at December 31, 2005 and 2004, for the Company’s benefit plans:

	Pension benefits		Other benefits
	2005	2004	2005	2004
Benefit obligation at the beginning of year	$8,713	$7,721	$369	$397
Service cost	189	190	3	3
Interest cost	364	375	18	23
Contributions from plan participants	39	46	10	10
Benefit payments	(511)	(523)	(37)	(39)
Benefit obligations of businesses acquired	—	38	—	—
Benefit obligations of businesses disposed	(20)	(118)	—	—
Actuarial (gain) loss	330	366	11	(23)
Plan amendments and other	—	(14)	(104)	(3)
Exchange rate differences	(1,093)	632	—	1
Benefit obligation at the end of year	8,011	8,713	270	369
Fair value of plan assets at the beginning of year	7,262	6,041	—	—
Actual return on plan assets	758	476	—	—
Contributions from employer	558	753	27	29
Contributions from plan participants	39	46	10	10
Benefit payments	(511)	(523)	(37)	(39)
Plan assets of businesses acquired	—	34	—	—
Plan assets of businesses disposed	(1)	(92)	—	—
Plan amendments and other	—	(8)	—	—
Exchange rate differences	(933)	535	—	—
Fair value of plan assets at the end of year	7,172	7,262	—	—
Unfunded amount	839	1,451	270	369
Unrecognized transition liability	—	—	(8)	(11)
Unrecognized actuarial loss	(819)	(1,019)	(144)	(141)
Unrecognized prior service cost	(13)	(22)	113	16
Net amount recognized	$7	$410	$231	$233

The following amounts have been recognized in the Company’s Consolidated Balance Sheet at December 31, 2005 and 2004:

	Pension benefits		Other benefits
	2005	2004	2005	2004
Prepaid pension cost	$(605)	$(536)	$—	$—
Accrued pension cost	919	1,272	231	233
Intangible assets	(2)	(11)	—	—
Accumulated other comprehensive loss	(305)	(315)	—	—
Net amount recognized	$7	$410	$231	$233

Included in the $1,233 million and $1,551 million of pension and other benefits in the Consolidated Balance Sheet at December 31, 2005 and 2004, respectively, are $83 million and $46 million of long-term employee-related obligations not accounted for under Statement of Financial Accounting Standards No. 87, Employers’ Accounting for Pensions (SFAS 87) or Statement of Financial Accounting Standards No. 106 Employers’ Accounting for Postretirement Benefits Other Than Pensions (SFAS 106). Additionally,

provisions and other (see Note 15), contains an accrual of $83 million and $77 million at December 31, 2005 and 2004, respectively, for short-term employee benefits that do not meet the criteria of SFAS 87 or SFAS 106.

The pension and other employee benefits liability reported in the Consolidated Balance Sheets includes $307 million and $326 million at December 31, 2005 and 2004, respectively, to record a minimum pension liability. Accumulated other comprehensive loss includes $214 million and $206 million of minimum pension liability at December 31, 2005 and 2004, respectively.

The accumulated benefit obligation (ABO) for all defined benefit pension plans was $7,603 million and $8,228 million at December 31, 2005 and 2004, respectively.

The projected benefit obligation (PBO) and fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets were:

	December 31,
	2005			2004
	PBO	Assets	Difference	PBO	Assets	Difference
PBO exceeds assets	$5,161	$4,116	$1,045	$8,294	$6,810	$1,484
Assets exceed PBO	2,850	3,056	(206)	419	452	(33)
Total	$8,011	$7,172	$839	$8,713	$7,262	$1,451

The accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were:

	December 31,
	2005			2004
	ABO	Assets	Difference	ABO	Assets	Difference
ABO exceeds assets	$1,708	$930	$778	$5,008	$3,910	$1,098
Assets exceed ABO	5,895	6,242	(347)	3,220	3,352	(132)
Total	$7,603	$7,172	$431	$8,228	$7,262	$966

Components of net periodic benefit cost

For the years ended December 31, 2005, 2004 and 2003, net periodic benefit cost consists of the following:

	Pension benefits			Other benefits
	2005	2004	2003	2005	2004	2003
Service cost	$189	$190	$204	$3	$3	$3
Interest cost	364	375	369	18	23	26
Expected return on plan assets	(357)	(330)	(325)	—	—	—
Amortization transition liability	—	5	1	—	2	6
Amortization prior service cost	4	4	9	(4)	(2)	—
Amortization of net actuarial loss	46	37	45	7	9	9
Other	2	4	8	1	2	—
Net periodic benefit cost	$248	$285	$311	$25	$37	$44

Assumptions

The following weighted-average assumptions were used to determine benefit obligations at December 31, 2005 and 2004:

	Pension benefits		Other benefits
	2005	2004	2005	2004
Discount rate	4.29%	4.60%	5.50%	5.75%
Rate of compensation increase	2.41%	2.23%	—	—

The discount rate assumption is derived from rates of high quality fixed income investments of appropriate durations for the respective plans.

The following weighted-average assumptions were used to determine net periodic benefit cost for years ended December 31, 2005, 2004 and 2003:

	Pension benefits			Other benefits
	2005	2004	2003	2005	2004	2003
Discount rate	4.60%	4.97%	5.10%	5.75%	6.25%	6.74%
Expected long-term return on plan assets	5.45%	5.57%	6.06%	—	—	—
Rate of compensation increase	2.23%	2.28%	3.07%	—	—	—

The expected long-term rate of return on assets assumption is derived from the current and projected asset allocation, the current and projected types of investments in each asset category and the long-term historical returns for each investment type.

The Company maintains non-pension postretirement benefit plans, which are generally contributory with participants’ contributions adjusted annually.

	2005	2004
Health care cost trend rate assumed for next year	10.38%	11.76%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	6.02%	6.24%
Year that the rate reaches the ultimate trend rate	2013	2013

Assumed health care cost trends have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects at December 31, 2005:

	1-percentage-	1-percentage-
	point increase	point decrease
Effect on total of service and interest cost	$1	$(1)
Effect on postretirement benefit obligation	$19	$(16)

As of July 1, 2004, the Company adopted Financial Accounting Standards Board Staff Position (FSP) No. FAS 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (which superseded FAS FSP No. 106-1). The effects of these provisions resulted in a reduction of $24 million in 2004 in ABO with an offset to unrecognized net actuarial loss in other benefits. The U.S. government will begin making the subsidy payments for employers in 2006.

During 2005, the Company amended the retiree medical health benefits in the United States to eliminate its subsidy on post-65 retiree medical and prescription drug coverage effective January 1, 2007 for certain retiree groups and effective January 1, 2006 for a union plan. For accounting purposes the amendments were effective September 1, 2005 and November 1, 2005, respectively. These amendments reduced the accumulated postretirement benefit obligation by $101 million and net periodic benefit costs for 2005 by $5 million.

Plan assets

The Company’s pension plan weighted-average asset allocations at December 31, 2005 and 2004, and approximate long-term target allocation is as follows:

			Long term
	Plan assets		target
	2005	2004	allocation
Asset category:
Equity securities	34%	33%	20%–40%
Debt securities	54%	54%	50%–70%
Real estate	7%	9%	0%–15%
Other	5%	4%	0%–15%
Total	100%	100%

The pension plan assets for each individual plan are invested in accordance with statutory regulations, pension plan rules, and decisions of the pension fund trustees. The investment allocation strategy is expected to remain consistent with historical averages.

ABB constantly reviews the asset allocation in light of the duration of its pension liabilities and analysis trends and events that may affect assets values in order to initiate appropriate measures at an early stage.

At December 31, 2005 and 2004, the plan assets included approximately 800,000 of the Company’s capital stock with a total value of $8 million and $5 million respectively.

Contributions

During 2005, the Company made a non-cash contribution of $262 million of available-for-sale debt securities to certain of the Company’s pension plans in Germany and cash contributions of $296 million to other pension plans and $27 million to other benefit plans.

The Company expects to contribute approximately $160 million to its pension plans and $30 million to its other postretirement benefit plans in 2006 to meet minimum statutory requirements. The Company may make additional discretionary pension contributions during 2006.

The Company also maintains several defined contribution plans. The expense for these plans was $101 million, $71 million and $86 million in 2005, 2004 and 2003, respectively. The Company also contributed $61 million, $74 million and $80 million to multi-employer plans in 2005, 2004 and 2003, respectively.

Estimated future benefit payments

The expected future cash flows to be paid by the Company in respect of pension and other postretirement benefit plans at December 31, 2005 is as follows:

		Other postretirement benefits
	Pension	Benefit	Medicare
	benefits	payments	subsidies
2006	$466	$31	$(2)
2007	469	24	(1)
2008	469	23	(1)
2009	482	23	(1)
2010	485	23	(1)
Years 2011–2015	$2,390	119	$(8)

Additionally, the Medicare subsidies column represents payments estimated to be received from the U.S. government as part of the Medicare Prescription Drug, Improvement and Modernization Act of 2003.

Note 21   Employee incentive plans

Management incentive plan

The Company maintains a management incentive plan (MIP Plan) under which it offers stock warrants and warrant appreciation rights (WARs) to key employees for no consideration.

Warrants granted under the MIP Plan allow participants to purchase shares of the Company at predetermined prices. Participants may sell the warrants rather than exercise the right to purchase shares. Equivalent warrants are listed on the SWX Swiss Exchange, which facilitates valuation and transferability of warrants granted under this plan. If the participant elects to sell the warrant on the market rather than exercise the right to purchase shares, the warrant may then be held by a non-employee of the Company. Each WAR gives the participant the right to receive, in cash, the market price of a warrant on the date of exercise of the WAR. The WARs are non-transferable.

Participants may exercise or sell warrants and exercise WARs after the vesting period, which is three years from the date of grant. Vesting restrictions can be waived in certain circumstances such as death or disability. All warrants and WARs expire six years from the date of grant. As the primary trading market for shares of ABB Ltd is the SWX Swiss Exchange (virt-x), the exercise prices of warrants and the trading prices of equivalent warrants listed on the SWX Swiss Exchange are denominated in Swiss francs. Accordingly, exercise prices are presented below in Swiss francs. Fair values are presented in U.S. dollars based upon exchange rates in effect as of the applicable period.

Warrants

The Company accounts for the warrants using the intrinsic value method of APB 25 as permitted by SFAS 123. All warrants were issued with exercise prices greater than the market prices of the stock on the dates of grant. Accordingly, the Company recorded no compensation expense related to the warrants, except in circumstances when a participant ceased to be employed by a consolidated subsidiary, such as after a divestment by the Company. In accordance with Financial Accounting Standards Board Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, the Company recorded compensation expense based on the fair value of warrants retained by participants on the date their employment ceased, with an offset to additional paid in capital. The impact of such expense was not material.

Presented below is a summary of warrant activity for the years shown:

	Number of warrants	Number of shares(1)	Weighted- average exercise price (Swiss francs)(2)
Outstanding at January 1, 2003	68,391,060	23,197,199	26.77
Granted(3)	27,254,250	5,450,850	7.00
Forfeited	(1,435,000)	(361,758)	19.66
Outstanding at December 31, 2003	94,210,310	28,286,291	23.05
Granted(4)	14,475,000	2,895,000	7.50
Forfeited	(3,000,000)	(661,864)	9.94
Expired	(10,538,000)	(8,612,664)	22.17
Outstanding at December 31, 2004	95,147,310	21,906,763	21.74
Forfeited	(1,200,000)	(240,000)	7.06
Expired	(19,213,060)	(4,843,539)	32.01
Outstanding at December 31, 2005	74,734,250	16,823,224	18.99
Exercisable at December 31, 2003	49,381,060	18,404,851	30.11
Exercisable at December 31, 2004	55,230,560	13,923,413	30.08
Exercisable at December 31, 2005	36,017,500	9,079,874	29.06

(1)          All warrants granted prior to 1999 require the exercise of 100 warrants for 81.73 shares of ABB Ltd. Warrants granted in 1999, 2000 and 2001 require the exercise of 100 warrants for 25.21 shares of ABB Ltd. No warrants were granted in 2002. Warrants granted in 2003 and 2004 required the exercise of five warrants for one share of ABB Ltd. Information presented reflects the number of shares of ABB Ltd that warrant holders can receive upon exercise.

(2)          Information presented reflects the exercise price per share of ABB Ltd.

(3)          The aggregate fair value at date of grant of warrants issued in 2003 was $12 million, assuming a zero percent dividend yield, expected volatility of 44 percent, risk-free interest rate of 2.41 percent, and an expected life of six years.

(4)          The aggregate fair value at date of grant of warrants issued in 2004 was $4 million, assuming dividend yield of 1.53 percent, expected volatility of 29 percent, risk-free interest rate of 1.98 percent, and an expected life of six years.

Of the outstanding warrants at December 31, 2005, 2004 and 2003, 9.9 million, 7.3 million and 6.6 million warrants, respectively, have been sold on the market by participants, representing 2.5 million, 1.8 million and 3.1 million shares, respectively.

Presented below is a summary of warrants outstanding at December 31, 2005.

			Weighted-
Range of exercice prices	Number of	Number of	average
(in Swiss francs)(1)	warrants	shares(2)	remaining life
42.05	19,630,000	4,948,648	0.4 years
13.49	16,387,500	4,131,226	1.9 years
7.00	24,391,750	4,878,350	3.9 years
7.50	14,325,000	2,865,000	4.9 years
7.00–42.05	74,734,250	16,823,224	2.8 years

(1)          Information presented reflects the exercise price per share of ABB Ltd.

(2)          Information presented reflects the number of shares of ABB Ltd that warrant holders can receive upon exercise of warrants.

In February 2006, the Company granted 12,130,000 warrants to employees for no consideration under its MIP Plan. The warrants give the right to purchase 2,426,000 shares of ABB Ltd and have a strike price of 15.30 Swiss francs, vest over three years and have a life of six years.

WARs

As each WAR gives the holder the right to receive cash equal to the market price of a warrant on date of exercise, the Company is required by APB 25 to record a liability based upon the fair value of outstanding WARs at each period end, amortized on a straight-line basis over the three-year vesting period. In selling, general and administrative expenses, the Company recorded expense of $31 million for 2005, income of $4 million for 2004 and expense of $1 million for 2003, as a result of changes in the fair value of the outstanding WARs and the vested portion. To hedge its exposure to fluctuations in the fair value of outstanding WARs, the Company purchased cash-settled call options, which entitle the Company to receive amounts equivalent to its obligations under the outstanding WARs. In accordance with EITF 00-19 the cash-settled call options have been recorded as assets measured at fair value (see Note 5), with subsequent changes in fair value recorded through earnings as an offset to the compensation expense recorded in connection with the WARs. In the fourth quarter of 2005, the Company changed the income statement classification of the cash-settled call options and, as a result, reclassified expense of $15 million and $9 million for 2004 and 2003, respectively, from interest and other finance expense to selling general and administrative expenses. In 2005, the Company recognized income of $26 million in selling, general and administrative expenses related to the cash-settled call options.

The aggregate fair value of outstanding WARs was $53 million and $14 million at December 31, 2005 and 2004, respectively. The fair value of WARs was determined based upon the trading price of equivalent warrants listed on the SWX Swiss Exchange.

Presented below is a summary of WAR activity for the years shown.

Number of WARs
outstanding
Outstanding at January 1, 2003	98,294,240
Granted	21,287,000
Exercised	(2,052,500)
Forfeited	(1,850,000)
Outstanding at December 31, 2003	115,678,740
Granted	30,490,000
Exercised	(3,481,220)
Forfeited	(2,600,000)
Expired	(7,895,000)
Outstanding at December 31, 2004	132,192,520
Exercised	(7,100,000)
Forfeited	(2,050,000)
Expired	(17,045,520)
Outstanding at December 31, 2005	105,997,000

At December 31, 2005 and 2004, 58,107,500 and 81,590,520 of the WARs were exercisable, respectively. No WARs were granted in 2005. The aggregate fair value at date of grant of WARs granted in 2004 and 2003 was $8 million and $9 million, respectively.

In February 2006, the Company granted 34,172,500 WARs to employees for no consideration under its MIP Plan. Each WAR gives the participant the right to receive, in cash, the market price of a warrant on the date of exercise of the WAR. The WARs vest over three years and have a life of six years.

Employee share acquisition plan

To incentivize employees, the Company has an employee share acquisition plan (ESAP Plan). The ESAP Plan is an employee stock option plan with a savings feature. Employees save over a twelve-month savings period, by way of monthly salary deductions. The maximum monthly savings amount is the lower of 10 percent of gross monthly salary or the local currency equivalent of 750 Swiss francs. At the end of the savings period, employees choose whether to exercise their stock options using their savings plus interest to buy ABB Ltd shares (American Depositary Shares (ADS) in the case of employees in the United States - each ADS representing one registered share of the Company) at the exercise price set at the grant date, or have their savings returned with interest. The savings are accumulated in a bank account held by a third party trustee on behalf of the participants and earn interest.

The maximum number of shares that each employee can purchase has been determined based on the exercise price and the aggregate savings for the twelve-month period, increased by 10 percent to allow for currency fluctuations. If, at the exercise date, the balance of savings plus interest exceeds the maximum amount of cash the employee must pay to fully exercise their stock options, the excess funds will be returned to the employee. If the balance of savings and interest is insufficient to permit the employee to fully exercise their stock options, the employee has the choice but not the obligation, to make an additional payment so that the employee may fully exercise their stock options.

If an employee ceases to be employed by the Company, the accumulated savings as of the date of cessation of employment will be returned to the employee and the employee’s right to exercise their stock options will be forfeited. Employees can withdraw from the ESAP Plan at any time during the savings period and will be entitled to a refund of their accumulated savings.

Presented below is a summary of the ESAP Plan.

Number of
stock options(1)
Outstanding at January 1, 2004	—
Granted (2004 grant)(2)	7,548,360
Forfeited (2004 grant)	(2,620)
Outstanding at December 31, 2004	7,545,740
Forfeited (2004 grant)	(333,440)
Not exercised—savings returned plus interest (2004 grant)	(585,750)
Exercised (2004 grant)	(6,626,550)
Granted (2005 grant)(3)	6,222,890
Forfeited (2005 grant)	(2,290)
Outstanding at December 31, 2005	6,220,600

(1)          Includes shares represented by ADS.

(2)          The aggregate fair value at date of grant was $5 million, assuming a zero percent dividend yield, expected volatility of 28 percent, a risk-free interest rate of 0.97 percent and a life of one year from date of grant.

(3)          The aggregate fair value at date of grant was $5 million, assuming a dividend yield of 0.97 percent, expected volatility of 27 percent, a risk-free rate of 1.40 percent and a life of one year from date of grant.

The exercise price per share and ADS of 6.95 Swiss francs and $5.90, respectively, for the 2004 grant, and 10.30 Swiss francs and $7.88, respectively for the 2005 grant, were determined using the closing price of the ABB Ltd share on SWX Swiss Exchange (virt-x) and ADS on the New York Stock Exchange on the respective grant dates of November 9, 2004 and November 8, 2005.

The Company accounts for awards under the ESAP Plan using the intrinsic value method of APB 25. The awards were issued with an exercise price equal to the market price of the stock on grant date. Accordingly, the intrinsic value as of grant date was zero and the Company has recorded no compensation expense related to the ESAP Plan.

Performance incentive share plan

The Company has a Performance incentive share plan (Performance Plan) for members of its Executive Committee (EC Members). The Performance Plan involves annual conditional grants of the Company’s stock. The number of shares conditionally granted is dependent upon the base salary of the EC Member. The actual number of shares that each participant will receive free of charge at a future date is dependent on (1) the performance of ABB Ltd shares during a defined period (Evaluation Period) compared to those of a selected peer group of publicly-listed multinational companies and (2) the term of service of the respective EC Member in that capacity during the Evaluation Period. The actual number of shares received after the Evaluation Period cannot exceed 100 percent of the conditional grant.

The performance of the Company compared to its peers over the Evaluation Period will be measured as the sum, in percentage terms, of the average percentage price development of the ABB Ltd share price over the Evaluation Period and an average annual dividend yield percentage (the Company’s Performance).

In order for shares to vest, the Company’s Performance over the Evaluation Period must be positive and equal to or better than half of the defined peers. The actual number of shares to be delivered will be dependent on the Company’s ranking in comparison with the defined peers. The full amount of the conditional grant will vest when the Company’s Performance is better than three-quarters of the defined peers.

If during the vesting period, an EC Member gives notice of resignation or, under certain circumstances, is given notice of termination, then the right to shares is forfeited. In the event of death or disability during the vesting period, the conditional grant size for that participant is reduced pro rata based on the remaining vesting period. If, during the vesting period, a Performance Plan participant ceases to be an EC Member for reasons other than described above, the conditional grant size is reduced pro rata based on the portion of the vesting period remaining when the participant ceases to be an EC Member, unless otherwise determined by the Company’s Nomination and Compensation Committee. In respect of a Performance Plan grant for which the vesting period has not expired, the Nomination and Compensation Committee can invite a new EC Member to receive a conditional grant, adjusted to reflect the shorter service period.

In 2004, 443,430 shares were conditionally granted to EC Members. In January 2005, and December 2005, a further 59,001 and 15,870 shares, respectively, were conditionally granted under the 2004 launch to new EC Members, resulting in a total conditional grant under the 2004 launch of 518,301 shares.

In December 2005, 1,044,456 shares were conditionally granted to EC Members under the 2005 launch of the Performance Plan.

Presented below is a summary of the Performance Plan.

		Total numbers of shares	Reference price
Launch year	Evaluation Period	conditionally granted	(Swiss francs)(1)
2004	March 15, 2004, to March 15, 2006	518,301 (2)	7.68
2005	March 15, 2005, to March 15, 2008	1,044,456	7.15

(1)          For the purpose of comparison with the peers, the reference price is calculated as the average of the closing prices of the ABB Ltd share on SWX Swiss Exchange (virt-x) over the 20 trading days preceding March 15 of the respective launch year.

(2)          Includes shares conditionally granted in 2005 under the 2004 launch of the Performance Plan.

The Company accounts for awards under the Performance Plan using the intrinsic value method of APB 25. As the shares that vest are awarded free of charge, the intrinsic value of the award is equivalent to the market price of the stock. Since the actual number of shares that participants will ultimately receive is not determinable until after the end of the Evaluation Period, the Performance Plan is deemed to be a variable plan in accordance with APB 25. Up to January 1, 2006, the date of adoption of SFAS 123R, changes in the fair value of the Company’s stock and the number of shares anticipated to vest result in a change in the intrinsic value and amount of the awards and a corresponding change to compensation expense over the vesting period. The amount of compensation expense recorded in selling, general and administrative expenses for 2005 was $4 million while the amount for 2004 was insignificant.

The aggregate fair value of the 2005 and 2004 launches at their grant dates was approximately $9 million and $3 million, respectively, assuming vesting of the maximum award in March 2008 and March 2006, respectively.

Note 22   Stockholders’ equity

In March 2003, the Company sold 80 million treasury shares in two transactions for approximately $156 million.

At the Company’s annual general meeting held on May 16, 2003, the Company’s shareholders approved amendments to its articles of incorporation providing for an increase in authorized share capital and an increase in contingent share capital. The amendments included the creation of 250 million Swiss francs in authorized share capital (expiring May 2005), replacing the 100 million Swiss francs in authorized share capital that expired in June 2001. This entitled the Company’s Board of Directors to issue up to 100 million new ABB Ltd shares, including approximately 30 million CE Settlement Shares (see Note 17). The amendments also included an increase of contingent capital from 200 million Swiss francs to 750 million Swiss francs, allowing the issuance of up to a further 300 million new ABB Ltd shares which may be used primarily for the exercise of conversion rights granted in connection with issuance of bonds and other financial market instruments and for the issuance of new shares to employees.

In October 2003, the Company announced a three-component capital-strengthening program, comprised of a share capital increase, a credit facility agreement and a bond issuance. As part of this program, in November 2003, an extraordinary shareholders’ meeting resolved to increase the Company’s share capital by approximately 840 million shares through a rights issue. In December 2003, the Company completed the 7-for-10 rights offering for the 840 million new registered shares at an offer price of 4 Swiss francs per share resulting in a net increase of capital stock and additional paid in capital of approximately $2.5 billion.

In December 2003, the Company issued 30,298,913 CE Settlement Shares out of its authorized capital for purposes of fulfilling the Company’s obligations under a pre-packaged plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code of Combustion Engineering. In accordance with its then current articles of incorporation, the pre-emptive rights of the shareholders were excluded and allocated to a Company subsidiary, which subscribed for these shares and holds them until they will be contributed to the Asbestos PI Trust or any similar trust, once a plan of reorganization of Combustion Engineering is declared effective.

In November 2005, the Company issued 6,626,550 shares from contingent capital stock for the purposes of fulfilling the Company’s obligations under the ESAP Plan (see Note 21).

At December 31, 2005, the Company had 2,370,314,947 authorized shares. Of these, 2,076,941,497 shares are registered and issued, including 30,298,913 CE Settlement Shares that are reserved for use in connection with a plan of reorganization of Combustion Engineering. As these  shares are presently held by one of the Company’s subsidiaries and carry no participation rights, these shares are not treated as outstanding for the purposes of the Company’s Consolidated Financial Statements. The CE Settlement Shares will only become outstanding and carry participation rights once a plan of reorganization for Combustion Engineering becomes effective and the shares have been contributed to the Asbestos PI Trust or any similar trust created under such a plan. Should a plan ultimately not become effective, the CE Settlement Shares reserved for such use would be cancelled by the Company.

At December 31, 2005, the Company had outstanding obligations to deliver approximately 50 million shares at exercise prices ranging from 7.00 to 42.05 Swiss francs for securities issued under employee incentive plans and call options sold to a bank at fair value during 2001, 2003 and 2004. These financial instruments expire in periods ranging from June 2006 to December 2010 and were recorded as equity instruments in accordance with EITF 00-19. Also, at December 31, 2005, the Company had obligations to deliver approximately 107 million shares at a conversion price of $9.03 as a result of the issuance of convertible bonds in May 2002 and to deliver approximately 105 million shares at a conversion price of 9.53 Swiss francs as a result of the issuance of convertible bonds in September 2003. In addition, at December 31, 2005, the Company had outstanding contingent obligations to deliver up to a maximum of 1.6 million shares free of charge to EC Members under the 2004 and 2005 launches of the Performance Plan.

Dividends are payable to the Company’s stockholders based on the requirements of Swiss law, ABB Ltd’s Articles of Incorporation and stockholders’ equity as reflected in the unconsolidated financial statements of ABB Ltd prepared in compliance with Swiss law. At December 31, 2005, of the 9,017 million Swiss francs stockholders’ equity reflected in such unconsolidated financial statements, 5,192 million Swiss francs is share capital, 2,219 million Swiss francs is restricted, 1,235 million Swiss francs is unrestricted and 371 million Swiss francs is available for distribution.

Basic earnings (loss) per share is calculated by dividing income (loss) by the weighted-average number of shares outstanding during the year. Diluted earnings (loss) per share is calculated by dividing income (loss) by the weighted-average number of shares outstanding during the year, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise: outstanding written call options; outstanding options granted under the Company’s employee incentive plans; and shares issuable in relation to outstanding convertible bonds. In 2005, 2004 and 2003, outstanding securities representing a maximum of 133 million, 265 million and 271 million shares, respectively, were excluded from the calculation of diluted earnings (loss) per share as their inclusion would have been antidilutive.

	Year ended December 31,
	2005	2004	2003
Basic earnings (loss) per share:
Income (loss) from continuing operations before cumulative effect of accounting change	$883	$404	$(415)
Loss from discontinued operations, net of tax	(143)	(439)	(364)
Cumulative effect of accounting change, net of tax	(5)	—	—
Net income (loss)	$735	$(35)	$(779)
Weighted-average number of shares outstanding (in millions)	2,029	2,028	1,220
Basic earnings (loss) per share:
Income (loss) from continuing operations before cumulative effect of accounting change	$0.44	$0.20	$(0.34)
Loss from discontinued operations, net of tax	(0.08)	(0.22)	(0.30)
Cumulative effect of accounting change, net of tax	—	—	—
Net income (loss)	$0.36	$(0.02)	$(0.64)

	Year ended December 31,
	2005	2004	2003
Diluted earnings (loss) per share:
Income (loss) from continuing operations before cumulative effect of accounting change	$883	$404	$(415)
Effect of dilution:
Interest on convertible bonds, net of tax	26	—	—
Income (loss) from continuing operations before cumulative effect of accounting change, adjusted	909	404	(415)
Loss from discontinued operations, net of tax	(143)	(439)	(364)
Cumulative effect of accounting change, net of tax	(5)	—	—
Net income (loss), adjusted	$761	$(35)	$(779)
Weighted-average number of shares outstanding (in millions)	2,029	2,028	1,220
Effect of dilutive securities:
Call options	4	1	—
Convertible bonds	105	—	—
Diluted weighted-average number of shares outstanding (in millions)	2,138	2,029	1,220
Diluted earnings (loss) per share:
Income (loss) from continuing operations before cumulative effect of accounting change	$0.43	$0.20	$(0.34)
Loss from discontinued operations, net of tax	(0.07)	(0.22)	(0.30)
Cumulative effect of accounting change, net of tax	—	—	—
Net income (loss), adjusted	$0.36	$(0.02)	$(0.64)

Note 24   Transformer business and other restructuring charges

On June 30, 2005, the Company announced its decision to consolidate its global transformer business in the Power Technology division, including closing certain plants and employment reductions, as a result of overcapacity, increasing raw material costs and a regional shift in demand experienced by the transformer business. This consolidation program is expected to be completed by the end of 2008 and will result in approximately $240 million of total charges.

During 2005, the Company recorded a charge of $123 million; $105 million was recorded in cost of sales, $3 million in selling, general and administrative expenses and $15 million in other income (expense) net. This charge consisted of $58 million related to employee severance costs, $24 million related to inventory and long-lived asset impairments and $41 million of estimated contract settlement costs and loss order costs.

Liabilities associated with these charges are expected to be settled primarily by the end of 2006 and consist of the following:

		Contractual
	Employee	settlement/(loss)
	severance costs	order costs	Total
	(U.S. dollars in millions)
Charges	$58	$41	$99
Cash paid	(7)	(10)	(17)
Liability at December 31, 2005	$51	$31	$82

The Company will continue to assess other potential losses and costs it might incur in relation to the transformer business consolidation program. These future costs are not yet accruable; however, the Company expects that additional costs will be incurred throughout the duration of the transformer business consolidation program.

In addition to the transformer business consolidation described above, the Company continues to restructure individual facilities and factories programs to increase efficiencies by reducing headcount and streamlining operations. At December 31, 2005, liabilities related to these other programs consist of $23 million for workforce reductions and $35 million for lease termination and other exit costs. These liabilities will be paid over approximately eleven years as lease shortfall payments are made.

Note 25   Segment and geographic data

Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS 131), establishes standards for reporting information about operating segments. The following information is provided in accordance with the requirements of SFAS 131 and is consistent with how business results are reviewed by management.

For the years ended December 31, 2005, 2004 and 2003, the Company maintained two business divisions, Power Technologies and Automation Technologies. The remaining operations of the Company are grouped in Non-core activities. Effective January 1, 2005, the Company’s remaining New Ventures business area, previously reported separately within Non-core activities was reclassified into Other Non-core activities. All periods presented have been restated to reflect the organizational structure of the Company.

•       The Power Technologies division produces transformers, switchgear, breakers, capacitors, cables and other products and technologies for high- and medium-voltage applications. It serves electric, gas, and water utilities as well as industrial and commercial customers, with a broad range of products, systems and services for power transmission, distribution and power plant automation. The division’s principal customers are electric, gas and water utilities, owners and operators of power transmission and generating systems and operators of large commercial buildings and heavy industrial plants.

•       The Automation Technologies division provides products, systems, software and services for the automation and optimization of industrial and commercial processes. Key technologies include measurement and control, instrumentation, process analysis, drives and motors, turbochargers, power electronics, robots, and low voltage products. These technologies are sold to customers of the automotive, cement, chemical, distribution, electronics, food and beverage, life sciences, marine, metals, mining, paper, petroleum, printing and telecommunications industries with application-specific power and automation technology.

•       Non-core activities include the following:

•        The Company’s remaining Oil, Gas and Petrochemicals business, consisting of a full service engineering company which, in addition to having expertise in engineering, procurement and construction projects, also licenses process technologies in the refining, chemical, petrochemical and polymer fields;

•        The Company’s remaining Equity Ventures business, consisting primarily of the Company’s investment in Jorf Lasfar Energy Company S.C.A. (JLEC);

•        The Company’s remaining Structured Finance business;

•        The Company’s remaining Building Systems business which designs, builds and maintains complete installations for industrial, infrastructure and commercial facilities; and

•        The Company’s Customer Service and Logistic Systems business areas.

•       Corporate/Other includes Headquarters, Central Research and Development, Real Estate and Group Treasury Operations.

The Company evaluates performance of its segments based on earnings before interest and taxes, which excludes interest and dividend income, interest and other finance expense, provision for taxes, minority interest, and loss from discontinued operations, net of tax. In accordance with SFAS 131, the Company presents division revenues, depreciation and amortization, earnings before interest and taxes, total assets and capital expenditures, all of which have been restated to reflect the changes to the Company’s internal structure, including the effect of inter-division transactions. The Company accounts for inter-division sales and transfers as if the sales and transfers were to third parties, at current market prices. Earnings (loss) before interest and taxes on inter-divisional sales for products not yet delivered to third-party customers is eliminated in the division for the years ended December 31, 2005 and 2004. In 2003, the Company eliminated such earnings (loss) before interest and taxes in the Inter-division line in the table below.

The following tables summarize information for each segment:

			Earnings (loss)
		Depreciation	before interest	Total	Capital
2005	Revenues	and amortization	and taxes	assets(1)	expenditures(2)
Power Technologies	$9,784	$199	$789	$6,338	$159
Automation Technologies	12,161	295	1,312	7,929	220
Non-core activities:
Oil, Gas and Petrochemicals	933	12	48	1,182	—
Equity Ventures	2	4	69	625	—
Structured Finance	5	1	—	53	—
Building Systems	421	2	(37)	211	2
Other Non-core activities	60	3	(46)	80	5
Total Non-core activities	1,421	22	34	2,151	7
Corporate/Other	733	81	(393)	5,858	70
Inter-division elimination	(1,657)	—	—	—	—
Consolidated	$22,442	$597	$1,742	$22,276	$456

			Earnings (loss)
		Depreciation	before interest	Total	Capital
2004	Revenues	and amortization	and taxes	assets (1)	expenditures (2)
Power Technologies	$8,675	$213	$608	$6,142	$163
Automation Technologies	11,000	293	1,023	8,222	243
Non-core activities:
Oil, Gas and Petrochemicals	1,079	26	(4)	1,460	54
Equity Ventures	7	6	69	640	10
Structured Finance	4	1	(14)	764	—
Building Systems	508	3	(70)	270	1
Other Non-core activities	93	7	(43)	124	14
Total Non-core activities	1,691	43	(62)	3,258	79
Corporate/Other	887	84	(523)	7,055	58
Inter-division elimination	(1,643)	—	—	—	—
Consolidated	$20,610	$633	$1,046	$24,677	$543

2003	Revenues	Depreciation and amortization	Earnings (loss) before interest and taxes	Capital expenditures(2)
Power Technologies	$7,524	$187	$592	$134
Automation Technologies	9,602	253	735	225
Non-core activities:
Oil, Gas and Petrochemicals	1,895	—	(296)	57
Equity Ventures	26	5	76	56
Structured Finance	31	3	(68)	1
Building Systems	1,829	9	(104)	5
Other Non-core activities	540	59	(128)	12
Total Non-core activities	4,321	76	(520)	131
Corporate/Other	905	69	(497)	57
Inter-division elimination	(2,020)	—	(23)	—
Consolidated	$20,332	$585	$287	$547

(1)          In 2004 and 2003, the Company evaluated its segments financial position based on net operating assets. In 2005, the Company reviewed segment performance based on total assets. It is not practicable for the Company to present total asset information based on the segment structure indicated above for 2003.

(2)          Capital expenditures reflect purchases of property, plant and equipment and intangible assets.

Geographic information

	Revenues Year ended December 31,			Long-lived assets at December 31,
	2005	2004	2003	2005	2004
Europe	$11,139	$10,750	$10,950	$1,902	$2,295
The Americas	4,231	3,557	3,844	237	264
Asia	5,127	4,261	3,519	317	283
Middle East and Africa	1,945	2,042	2,019	109	122
	$22,442	$20,610	$20,332	$2,565	$2,964

Revenues have been reflected in the regions based on the location of the customer. The United States generated approximately 11 percent, 11 percent and 12 percent of the Company’s total revenues in 2005, 2004 and 2003 respectively. Germany generated approximately 10 percent, 11 percent and 11 percent of the Company’s total revenues in 2005, 2004 and 2003 respectively. More than 95 percent of the Company’s total revenues were generated outside Switzerland in 2005, 2004 and 2003. Long-lived assets represent property, plant and equipment, net, and are shown by location of the assets. Switzerland and Germany represented approximately 22 percent and 15 percent, respectively, of the Company’s long-lived assets at both December 31, 2005 and 2004, respectively.

The Company does not segregate revenues derived from transactions with external customers for each type or group of products and services. Accordingly, it is not practicable for the Company to present revenues from external customers by product and service type.

Management estimates that approximately 62 percent of the Company’s employees are subject to collective bargaining agreements in various countries. These agreements are subject to various regulatory requirements and are renegotiated on a regular basis in the normal course of business.

2006 Realignment

On September 6, 2005, the Company announced a realignment of our business divisions and a change in the composition of our Executive Committee, which was effective beginning January 1, 2006. The realignment was made to strengthen the Company’s focus on customer relationships and growth. Effective January 1, 2006, the Company will operate five reporting segments that are grouped on the basis of similar product, market and operating factors:

•       Power Products Division, which designs and manufactures power transformers for utility, transportation and industrial customers, as well as transformer components.

•       Power Systems Division, which undertakes turnkey contracts to install and upgrade transmission and distribution systems incorporating components manufactured by both ABB and by third parties.

•       Automation Products Division manufactures low-voltage circuit breakers, drives and motors, switches and control products to protect people, installations and electronic equipment from electrical overloads, as well as instrumentation products to measure and control the flow of fluids.

•       Process Automation which develops integrated process control and information management systems and turbochargers for a variety of industries, primarily pulp and paper, minerals and mining, chemicals and pharmaceuticals, oil and gas, and the marine industry.

•       Robotics Division which develops and manufactures industrial robots and related equipment for the automotive and other manufacturing industries.

The Company will report segment information based on the realigned divisions starting in the first quarter of 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of ABB Ltd:

We have audited the consolidated financial statements of ABB Ltd as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, and have issued our report thereon dated March 3, 2006 (included elsewhere in this Annual Report on Form 20-F). Our audits also included the financial statement schedules listed in Item 18 (h) of this Annual Report on Form 20-F. This financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement schedule based on our audits. We did not audit the 2004 and 2003 financial statements of Jorf Lasfar Energy Company, a corporation in which the Company has a 50% interest (the Company’s equity in Jorf Lasfar Energy Company’s net income is stated at $63 million in 2004 and $60 million in 2003). Those statements were audited by other auditors whose report has been furnished to us. Our opinion, insofar as it relates to amounts included for Jorf Lasfar Energy Company, is based solely on the report of the other auditors.

In our opinion, based on our audits and the report of other auditors, the financial statement schedule referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young AG

Zurich, Switzerland

March 3, 2006

S-1

Schedule II—Valuation and Qualifying Accounts

Description	Balance at the beginning of year	Additions	Deductions	Balance at the end of year
	(U.S dollars in millions)
Accounts Receivable—allowance for doubtful accounts:
Year ending December 31,
2005	309	108	138	279
2004	264	136	91	309
2003	253	110	99	264

S-2