Form 20-F
period 2006-12-31
ABB LTD
filed 2007-04-18
CIK 1091587

As filed with the Securities and Exchange Commission on April 18, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	(REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	(ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006 OR
☐	(TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	(SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 2,187,756,317 Registered Shares

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

FINANCIAL AND OTHER INFORMATION

ABB Ltd has prepared its statutory unconsolidated financial statements in accordance with the Swiss Federal Code of Obligations. The consolidated financial statements of ABB Ltd, including the notes thereto, as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 (our “Consolidated Financial Statements”) have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

In this report:  (i) ”$,” “U.S. dollars” and “USD” refer to the lawful currency of the United States of America; (ii) ”CHF” and “Swiss francs” refer to the lawful currency of Switzerland; (iii) ”€” and “euro” refer to the lawful currency of the participating member states of the European Union (the “EU”); (iv) ”SEK” and “Swedish krona” refer to the lawful currency of Sweden; (v) ”£,” “sterling,” “pounds sterling” and “GBP” refer to the lawful currency of the United Kingdom; (vi) ”Indian rupee” refers to the lawful currency of India; (vii) ”Chinese renminbi” refers to the lawful currency of the People’s Republic of China; and (ix) ”Brazilian Real” or “R$” refers to the lawful currency of the Federative Republic of Brazil.

Except as otherwise stated, all monetary amounts in this report are presented in U.S. dollars. Where specifically indicated, amounts in Swiss francs have been translated into U.S. dollars. These translations are provided for convenience only, and they are not representations that the Swiss franc could be converted into U.S. dollars at the rate indicated. These translations have been made using the twelve o’clock buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of December 29, 2006, unless otherwise indicated. The twelve o’clock buying rate for Swiss francs on December 29, 2006 was $1.00 = CHF 1.2195. The twelve o’clock buying rate for Swiss francs on April 17, 2007 was $1.00 = CHF 1.2092.

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

•       statements in “Item 5. Operating and Financial Review and Prospects” regarding our management objectives, including our mid term outlook, as well as trends in results, prices, volumes, operations, margins and overall market trends; and

•       statements in “Item 8. Financial Information—Legal Proceedings” regarding the outcome of certain compliance matters under investigation.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the countries and industries in which we operate, may differ materially from those described in or suggested by the forward-looking statements contained in this report. In addition, even if our results of operations, financial condition and liquidity, and the development of the countries and industries in which we operate, are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause actual results to differ materially from our expectations are contained in cautionary statements in this report and include, without limitation, the following:

•       Our reputation and our ability to do business may be impaired by improper behavior by any of our employees or agents.

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

•       Our hedging activities may not protect us against the consequences of significant fluctuations in exchange rates, interest rates or commodity prices on our earnings and cash flows.

•       The weakening or unavailability of our intellectual property rights could adversely affect our business.

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

•       If we fail to make the payments required under the Modified Plan of Reorganization for Combustion Engineering or under the Plan of Reorganization for Lummus we could trigger an injunction default which would lead to the termination of the channeling injunction under the CE Plan or the Lummus Plan, respectively.

•       If we are not able to comply with the covenants contained in our $2 billion credit facility, our financial position may be adversely affected.

•       Our ability to bid for large contracts depends on our ability to obtain performance guarantees from financial institutions.

•       We have retained performance guarantees related to our divested power generation business.

•       If we are unable to successfully adapt our internal controls over financial reporting to changes in circumstance, our ability to report our financial results on a timely and accurate basis may be adversely affected. As a result, investors could lose confidence in our financial reporting, which may harm our business and the trading price of our stock.

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

Our selected financial data are presented in the following tables in accordance with U.S. GAAP and have been derived from our published consolidated financial statements. Our consolidated financial statements as of and for each of the years ended December 31, 2006, 2005, 2004, 2003 and 2002 were audited by Ernst & Young AG, except for the 2004, 2003 and 2002 financial statements of Jorf Lasfar Energy Company, a corporation in which we have a 50 percent interest, and the 2002 consolidated financial statements of Swedish Export Credit Corporation, in which we had a 35 percent interest at December 31, 2002, which were audited by other independent auditors.

The Consolidated Financial Statements as of December 31, 2003 and 2002, and for the year ended December 31, 2002, have not been audited after the reclassifications of certain businesses between continuing operations and discontinued operations.

INCOME STATEMENT DATA(1):

	Year ended December 31
	2006	2005	2004	2003	2002
	(U.S. dollars in millions, except per share data)
Total revenues	24,412	22,012	20,149	19,814	18,902
Total cost of sales	(17,541)	(16,405)	(15,241)	(15,362)	(14,546)
Gross profit	6,871	5,607	4,908	4,452	4,356
Selling, general and administrative expenses	(4,434)	(3,883)	(3,777)	(3,896)	(4,062)
Other income (expense), net(2)	149	54	(40)	(200)	(65)
Earnings before interest and taxes	2,586	1,778	1,091	356	229
Interest and dividend income	151	157	151	140	184
Interest and other finance expense	(304)	(403)	(360)	(542)	(288)
Income (loss) from continuing operations before taxes and minority interest and cumulative effect of accounting change	2,433	1,532	882	(46)	125
Provision for taxes	(697)	(490)	(338)	(237)	(79)
Minority interest	(179)	(131)	(102)	(67)	(111)
Income (loss) from continuing operations before cumulative effect of accounting change	1,557	911	442	(350)	(65)
Loss from discontinued operations, net of tax(3)	(167)	(171)	(477)	(429)	(754)
Income (loss) before cumulative effect of accounting change(4)	1,390	740	(35)	(779)	(819)
Cumulative effect of accounting change, net of tax	—	(5)	—	—	—
Net income (loss)	1,390	735	(35)	(779)	(819)
Basic earnings (loss) per share from continuing operations before cumulative effect of accounting change(5)	$0.73	$0.45	$0.22	$(0.29)	$(0.06)
Loss from discontinued operations, net of tax	(0.08)	(0.09)	(0.24)	(0.35)	(0.68)
Cumulative effect of accounting change, net of tax	—	—	—	—	—
Basic earnings (loss) per share	$0.65	$0.36	$(0.02)	$(0.64)	$(0.74)
Diluted earnings (loss) per share from continuing operations before cumulative effect of accounting change(5)	$0.71	$0.44	$0.22	$(0.29)	$(0.22)
Loss from discontinued operations, net of tax	(0.08)	(0.08)	(0.24)	(0.35)	(0.64)
Cumulative effect of accounting change, net of tax	—	—	—	—	—
Diluted earnings (loss) per share	$0.63	$0.36	$(0.02)	$(0.64)	$(0.86)
Weighted average number of shares outstanding:
Basic	2,128	2,029	2,028	1,220	1,113
Diluted	2,248	2,138	2,029	1,220	1,166

BALANCE SHEET DATA(1):

	At December 31,
	2006	2005	2004	2003	2002
	(U.S. dollars in millions)
Cash and equivalents	4,262	3,221	3,666	4,773	2,519
Marketable securities and short-term investments	528	368	524	473	589
Total assets	25,142	22,276	24,677	30,401	29,522
Long-term debt	3,160	3,933	4,717	6,064	5,153
Total debt(6)	3,282	4,102	5,342	7,700	7,728
Capital stock and additional paid-in capital	4,514	3,121	3,083	3,067	2,027
Total stockholders’ equity	6,038	3,483	2,824	2,917	931

CASH FLOW DATA:

	Year ended December 31,
	2006	2005	2004	2003	2002
	(U.S. dollars in millions)
Net cash provided by (used in) operating activities	$1,939	$1,012	$902	$(152)	$—
Net cash provided by (used in) investing activities	(694)	(316)	354	754	2,651
Net cash provided by (used in) financing activities	$(392)	$(896)	$(2,745)	$1,582	$(2,793)

OTHER FINANCIAL AND OPERATING DATA:

	Year ended December 31,
	2006	2005	2004	2003	2002
	(U.S. dollars in millions)
Purchases of property, plant and equipment	$532	$454	$482	$547	$598
Depreciation and amortization	565	588	633	585	610
Research and development	772	679	650	635	572
Order-related development(7)	$840	$735	$727	$886	$719

(1)             During 2006, Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment (FAS 123R) and Statement of Financial Accounting Standard No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 123(R) (FAS 158) were adopted. For the impact of these standards, see Notes 20 and 21 to our Consolidated Financial Statements.

(2)             During 2005, 2004, 2003, and 2002, we recorded restructuring charges and related asset write-downs of $51 million, $141 million, $303 million, and $240 million, respectively, in other income (expense), net, relating to a number of restructuring initiatives throughout the world. The reduction of a restructuring liability, due to a change in estimate, led to income of $3 million in 2006. The restructuring costs incurred in 2002 were accrued in the respective periods pursuant to the requirements of EITF 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The restructuring costs incurred in 2006, 2005, 2004 and 2003 were accrued pursuant to the requirements of Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities.

(3)             Loss from discontinued operations, net of tax includes costs related to the Company’s asbestos obligation of its U.S. subsidiary Combustion Engineering Inc., of approximately $70 million, $133 million, $262 million, and $142 million in 2006, 2005, 2004 and 2003 respectively. In 2004 and 2003, we recorded net losses of $70 million and $44 million, respectively, and in 2002 we recorded net income of $14 million relating to the upstream part of our Oil, Gas and Petrochemicals businesses. The sale of this business was completed in July 2004. For additional information, see “Item 5. Operating and Financial Review and Prospects” and Note 17 to the Consolidated Financial Statements. For additional information on discontinued operations, see Note 3 to the Consolidated Financial Statements.

(4)             We accounted for the adoption of Interpretation 47 of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (FIN 47) as a change in accounting principle in 2005. Based on our outstanding obligations we recognized the cumulative effect of the accounting change in 2005 in the Consolidated Income Statement.

(5)             Basic earnings (loss) per share is calculated by dividing income (loss) by the weighted-average number of shares outstanding during the year. Diluted earnings (loss) per share is calculated by dividing income (loss) by the weighted-average number of shares outstanding during the year, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise: outstanding written call options; outstanding options and shares conditionally granted under the Company’s employee incentive plans; and shares issuable in relation to outstanding convertible bonds (see Notes 2, 14, 21 and 23 to the Consolidated Financial Statements).

(6)    Total debt is equal to the sum of short-term debt and long-term debt.

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

Dividends may be paid only if ABB Ltd has sufficient distributable profits from previous fiscal years or sufficient free reserves to allow the distribution of a dividend. In addition, at least 5 percent of ABB Ltd’s annual net profits must be retained and booked as legal reserves, unless these reserves already amount to 20 percent of ABB Ltd’s share capital. As a holding company, ABB Ltd’s main sources of income are dividend, interest and debt payments from its subsidiaries. At December 31, 2006, of the CHF 10,631 million of stockholders’ equity recorded in the unconsolidated statutory financial statements of ABB Ltd prepared in accordance with Swiss law, CHF 5,469 million was attributable to the share capital, CHF 2,735 million was attributable to legal reserves, CHF 167 million was attributable to reserves for treasury shares, CHF 1,511 million was attributable to other reserves and CHF 749 million represents net income and retained earnings available for distribution.

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

ABB Ltd did not pay any dividends with respect to the years ended December 31, 2002 through December 31, 2004. With respect to the year ended December 31, 2005 ABB Ltd paid a dividend in May 2006 of CHF 0.12 per share. With respect to the year ended December 31, 2006 ABB Ltd’s board of directors has proposed a CHF 0.24 per share dividend which is subject to approval by its shareholders at the May 2007 Annual General Meeting.

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

Our reputation and our ability to do business may be impaired by improper behavior by any of our employees or agents.

Certain of our employees or agents have taken, and may in the future take, actions that violate or are alleged to violate the U.S. Foreign Corrupt Practices Act of 1977 (FCPA), legislation promulgated pursuant to the 1997 Organisation for Economic Co-operation and Development (OECD) Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, applicable antitrust laws and other applicable laws or regulations. For more information regarding investigations of past actions taken by certain of our employees, see “Item 8. Financial Information—Legal Proceedings.” Such actions have resulted, and in the future could result, in governmental investigations, enforcement actions and civil and criminal penalties, including monetary penalties or other sanctions. It is possible that any governmental investigation or enforcement action arising from these matters could conclude that a violation of applicable law has occurred and the consequences of any such investigation or enforcement action may have a material adverse effect on our business and results of operations. In addition, such actions, whether actual or alleged, could damage our reputation and ability to do business.

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

Adverse changes in economic conditions or the political climate could have a material adverse effect on our business, financial condition, results of operations and liquidity. The business environment is influenced by numerous political uncertainties, which will continue to affect the global economy and the international capital markets. In periods of slow economic growth or decline, our customers are more likely to decrease expenditures on the types of products and systems we supply and we are more likely to experience decreased revenues as a result. Our Power Products and Power Systems divisions are affected by the level of investments by utilities, and our other Process Automation, Automation Products, and Robotics divisions are affected by conditions in a broad range of industries, including the automotive, pharmaceutical, pulp and paper, metals and minerals and manufacturing and consumer industries. Our Oil, Gas and Petrochemicals business is affected by conditions in the oil, gas and petrochemicals industry, including the level of market growth in low hydrocarbon cost regions and high economic growth regions.

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

An increasing amount of our operations are conducted in the emerging markets of Latin America, Asia, the Middle East and Africa. In 2006, approximately 38 percent of our consolidated revenues were generated from these emerging markets. Operations in emerging markets can present risks that are not encountered in countries with well-established economic and political systems, including:

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

•       foreign state takeovers of our facilities in these countries;

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

We derive a portion of our revenues from long-term, fixed price or turnkey projects that are awarded on a competitive basis and can take many months, or even years, to complete. Such contracts involve substantial risks, including the possibility that we may underbid and the fact that we typically assume substantially all of the risks associated with completing the project and for projects the post-completion warranty obligations. We also assume the project’s technical risk, meaning that we must tailor our products and systems to satisfy the technical requirements of a project even though, at the time we are awarded the project, we may not have previously produced such a product or system. The revenue, cost and gross profit realized on such contracts can vary, sometimes substantially, from our original projections because of changes in conditions, including but not limited to:

•       unanticipated technical problems with the equipment being supplied or developed by us which may require us to incur incremental expenses to remedy the problem;

•       changes in the cost of components, materials or labor;

•       difficulties in obtaining required governmental permits or approvals;

•       project modifications which create unanticipated costs;

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

Our hedging activities may not protect us against the consequences of significant fluctuations in exchange rates, interest rates or commodity prices on our earnings and cash flows.

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

As a resource-intensive operation, we are exposed to a variety of market and asset risks, including the effects of changes in commodity prices and interest rates. We monitor and manage these exposures as an integral part of our overall risk management program, which recognizes the unpredictability of markets and seeks to reduce the potentially adverse effects on our business. Nevertheless, changes in commodity prices and interest rates cannot always be predicted or hedged.

If we are unable to successfully manage the risk of changes in exchange rates, interest rates or commodity price fluctuations or if our hedging counterparties are unable to perform their obligations under our hedging agreements with them, then substantial changes in these rates and prices could have an adverse effect on our financial condition and results of operations.

The weakening or unavailability of our intellectual property rights could adversely affect our business.

The weakening or unavailability of our trademarks, trade dress, patents and other intellectual property rights could adversely affect our business. Our intellectual property rights are fundamental to all of our businesses. We generate, maintain, utilize and enforce a substantial portfolio of trademarks, trade dress, patents and other intellectual property rights. We use our intellectual property rights to protect the goodwill of our products, promote our product recognition, protect our proprietary technology and development activities, enhance our competitiveness and otherwise support our business goals and objectives. However, there can be no assurance that the steps we take to obtain, maintain and protect our intellectual property rights will be adequate. Our intellectual property rights may fail to provide us with significant competitive advantages, particularly in foreign jurisdictions that do not have, or do not enforce, strong intellectual property rights.

We operate in very competitive markets and could be adversely affected if we fail to keep pace with technological changes.

We operate in very competitive environments in several specific respects, including product performance, developing integrated systems and applications that address the business challenges faced by our customers, pricing, new product introduction time and customer service. The relative importance of these factors differs across the geographic markets and product areas that we serve. The markets for our products and services are characterized by evolving industry standards (particularly for our automation technology products and systems), rapidly changing technology and increased competition as a result of privatization (particularly for our power products and systems). For example, for a number of years power transmission and distribution providers throughout the world have been undergoing substantial privatization. This has increased their need for timely product and service innovations that increase efficiency and allow them to compete in a deregulated environment. Additionally, the continual development of advanced technologies for new products and product enhancements is an important way in which we maintain acceptable pricing levels. If we fail to keep pace with technological changes in the industrial sectors that we serve, we may experience price erosion and lower margins.

The principal competitors for our automation technology products and services include Emerson Electric Co., Honeywell International, Inc., Invensys plc, Schneider Electric S.A. and Siemens AG. We primarily compete with Areva S.A., Schneider Electric SA and Siemens AG in sales of our power technology products and systems to our utilities customers. The principal competitors with our Robotics business include Fanuc Robotics, Inc, Kuka Robot Group and Yaskawa. The principal competitors with our Oil, Gas and Petrochemicals business include Bechtel Group, Inc., UOP LLC, Fluor Corporation, Halliburton Company and Technip-Coflexip S.A. All of our competitors are sophisticated companies with significant resources that may develop products and services that are superior to our products and services or may adapt more quickly than we do to new technologies, industry changes or evolving customer requirements. Our failure to anticipate or respond quickly to technological developments or customer requirements could adversely affect our business, results of operations, financial condition and liquidity.

Industry consolidation could result in more powerful competitors and fewer customers.

Competitors in the industries in which our business divisions operate are consolidating. In particular, the automation industry is undergoing consolidation that is reducing the number but increasing the size of companies that compete with us. As our competitors consolidate, they likely will increase their market share, gain economies of scale that enhance their ability to compete with us and/or acquire additional products and technologies that could displace our product offerings.

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

Product liability claims brought against us may be based in tort or in contract, and typically involve claims seeking compensation for personal injury or property damage. If the claimant runs a commercial business, claims are often made also for financial losses arising from interruption of operations consequential to property damage. Based on the nature and application of many of the products we manufacture, a defect or alleged defect in one of these products could have serious consequences. For example:

•       If the products produced by our Power Products and Power Systems divisions are defective, there is a risk of fires, explosions and power surges and significant damage to electricity generating, transmission and distribution facilities.

•       If the products produced by our Automation Products and Process Automation divisions are defective, our customers could suffer significant damage to facilities that rely on these products and systems to properly monitor and control their manufacturing processes.

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

We operate in approximately 100 countries around the world and, as of December 31, 2006, employed approximately 108,000 people. As of December 31, 2006, approximately 56 percent of our employees were located in Europe, approximately 17 percent in the Americas, approximately 21 percent in Asia and approximately 6 percent in the Middle East and Africa. In order to manage our day-to-day operations, we must overcome cultural and language barriers and assimilate different business practices. In addition, we are required to create compensation programs, employment policies and other administrative programs that comply with the laws of multiple countries. We also must communicate and monitor group-wide standards and directives across our global network. Our failure to successfully manage our geographically diverse operations could impair our ability to react quickly to changing business and market conditions and to enforce compliance with group-wide standards and procedures.

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

We depend on third parties to supply raw materials and other components and may not be able to obtain sufficient quantities of these materials, which could limit our ability to manufacture products on a timely basis and could harm our profitability. We rely on a single supplier or a small number of suppliers to provide us with some raw materials and components. If one of these suppliers were unable to provide us with a raw material or component we need, our ability to manufacture some of our products could be adversely affected until we are able to establish a new supply arrangement. We may be unable to find a sufficient alternative supply channel in a reasonable time period or on commercially reasonable terms, if at all. If our suppliers are unable to deliver sufficient quantities of materials on a timely basis, the manufacture and sale of our products may be disrupted and our sales and profitability could be materially adversely affected.

We have retained liability for environmental remediation costs relating to businesses that we sold in 2000, and we could be required to make payments in respect of these retained liabilities in excess of established reserves.

We have retained liability for environmental remediation costs at two sites in the United States that were operated by our nuclear technology business, which we sold in April 2000 to British Nuclear Fuels plc (“BNFL”). We have retained all environmental liabilities associated with our Combustion Engineering subsidiary’s Windsor, Connecticut facility and a portion of the liabilities associated with our ABB C-E Nuclear Power, Inc. subsidiary’s Hematite, Missouri facility. The primary environmental liabilities associated with these sites relate to the costs of remediating radiological and chemical contamination upon decommissioning the facilities. Based on information that BNFL has made available, we believe remediation may take until 2013 at the Hematite site and until 2012 at the Windsor site. At the Windsor site, we believe that a significant portion of such remediation costs will be the responsibility of the U.S. government pursuant to U.S. federal law, although the exact amount of such responsibility cannot reasonably be estimated. In connection with the sale of the nuclear business in April 2000, we established a reserve of $300 million in respect of estimated remediation costs related to these facilities. Expenditures charged to the remediation reserve were $4 million and $9 million during 2006 and 2005, respectively. The provision balance was $251 million and $255 million at December 31, 2006 and 2005, respectively. It is possible that we could be required to make expenditures in excess of the reserve, in a range of amounts that cannot reasonably be estimated. See “Item 5. Operating and Financial Review and Prospects—Environmental Liabilities.”

If we fail to make the payments required under the Modified Plan of Reorganization for Combustion Engineering (CE Plan) or under the Plan of Reorganization for Lummus (Lummus Plan) we could trigger an injunction default which would lead to the termination of the channeling injunction under the CE Plan or the Lummus Plan, respectively.

Our Combustion Engineering, Inc. subsidiary (“CE”) had been a co-defendant in a large number of lawsuits claiming damage for personal injury resulting from exposure to asbestos. A smaller number of claims had also been brought against our ABB Lummus Global Inc. subsidiary (“Lummus”) as well as against other entities. Since early 2003, we and our subsidiaries have been seeking to resolve our asbestos-related personal injury liabilities related to CE and Lummus. During 2006, the CE Plan and the Lummus Plan became effective.

On the effective date of each of the CE Plan and the Lummus Plan, the Bankruptcy Court issued injunctions, referred to as a channeling injunctions, pursuant to which all asbestos-related personal injury claims against ABB Ltd and certain entities in the ABB group (including CE and Lummus) arising out of CE’s or Lummus’ business operations will be settled or otherwise satisfied from the proceeds of trusts established for such purposes.

Under the CE Plan and the Lummus Plan, ABB Ltd and certain of its subsidiaries have payment obligations. Failure to satisfy those payment obligations could lead to an injunction default which would lead to the termination of the channeling injunctions under the respective plan. In such case, all claims which were previously subject to the injunction would need to be resolved through the tort system. This could also cause our credit ratings to be downgraded, restrict our access to the capital markets or otherwise have a material adverse effect on our financial condition, results of operations, cash flows and liquidity.

If we are not able to comply with the covenants contained in our $2 billion credit facility, our financial position may be adversely affected.

We are party to a five-year $2 billion credit facility that became available in July 2005. It contains certain financial covenants in respect of minimum interest coverage and maximum net leverage. In April 2006, our corporate credit rating reached certain defined levels, therefore the minimum interest coverage covenant is no longer applicable. If we are unable to comply with the remaining financial covenant in the credit facility, we may be required to renegotiate the facility with our lenders or to replace it in order not to default under it. If this were to occur, we may not be able to renegotiate or replace the facility on terms that are acceptable to us, if at all. At December 31, 2006 no amounts were drawn under this credit facility. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities.”

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

We have retained performance guarantees related to the power generation business that we contributed to the former ABB ALSTOM POWER joint venture. The guarantees primarily consist of performance guarantees, advance payment guarantees, product warranty guarantees and other miscellaneous guarantees under certain contracts such as indemnification for personal injuries and property damages, taxes and compliance with labor laws, environmental laws and patents. The guarantees are related to projects that are expected to be completed by 2015 but in some cases the guarantees have no definite expiration. ALSTOM and its subsidiaries have primary responsibility for performing the obligations that are the subject of the guarantees. In connection with the sale to ALSTOM of our interest in the joint venture in May 2000, ALSTOM (the parent company) and ALSTOM POWER (the former joint venture entity) have undertaken jointly and severally to fully indemnify us and hold us harmless against any claims arising under these guarantees. Due to the nature of product warranty guarantees and certain other guarantees, we are unable to develop an estimate of the maximum potential amount of future payments for these guarantees. Our best estimate of the total maximum potential exposure under all quantifiable guarantees we issued on behalf of our former power generation business was approximately $744 million as of December 31, 2006. This maximum potential exposure, as required by Financial

Accounting Standards Board Interpretation No. 45 (FIN 45) Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, is based on the original guarantee or contract amount and does not reflect our assessment of actual exposure under the guarantees.

As of December 31, 2006, no losses have been recognized in connection with the guarantees relating to the divested power generation business. We have not concluded that a loss is probable under these guarantees and, therefore, we have not recorded a provision as of December 31, 2006. However, if we are required to fund payments under these guarantees following a failure of the divested power generation business to perform its obligations, and if ALSTOM does not to fulfill its undertaking to indemnify us, we could incur material losses. See “Item 5. Operating and Financial Review and Prospects—Off Balance Sheet Arrangements—Guarantees.”

If we are unable to successfully adapt our internal controls over financial reporting to changes in circumstance, our ability to report our financial results on a timely and accurate basis may be adversely affected. As a result, investors could lose confidence in our financial reporting, which may harm our business and the trading price of our stock.

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

If we are unable to conclude that our internal control over financial reporting is effective in any future period (or if our auditors disagree with us or are unable to express an opinion on the effectiveness of our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which may have an adverse effect on our stock price.

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

In January 1988, Asea AB and BBC Brown Boveri AG each contributed almost all of their businesses to newly formed ABB Asea Brown Boveri Ltd, of which they each owned 50 percent. In 1996, Asea AB was renamed ABB AB and BBC Brown Boveri AG was renamed ABB AG. In February 1999, the ABB Group announced a group reconfiguration designed to establish a single parent holding company and a single class of shares. ABB Ltd was incorporated on March 5, 1999, under the laws of Switzerland. In June 1999, ABB Ltd became the holding company for the entire ABB Group. This was accomplished by having ABB Ltd issue shares to the shareholders of ABB AG and ABB AB, the two publicly traded companies that formerly owned the ABB Group. The ABB Ltd shares were exchanged for the shares of those two companies, which, as a result of the share exchange and certain related transactions, became wholly owned subsidiaries of ABB Ltd, and are no longer publicly traded. ABB Ltd shares are currently listed on the SWX Swiss Exchange (traded on virt-x), the Stockholm Stock Exchange, and the New York Stock Exchange (in the form of American Depositary Shares).

Organizational Structure

Our business is international in scope and we generate revenues in numerous currencies. We operate in approximately 100 countries, and have structured our global organization into four regions: Europe, the Americas, Asia and the Middle East and Africa (MEA). We are headquartered in Zurich, Switzerland.

We manage our business based on a divisional structure. In September 2005, we announced a change to our organizational structure by replacing two core divisions Power Technologies and Automation Technologies with a five-division structure effective as of January 1, 2006. As of December 31, 2006, our core businesses comprised five divisions: Power Products, Power Systems, Automation Products, Process Automation and Robotics.

In addition, certain of our operations that are not integral to our focus on power and automation technologies and that we are considering for sale, winding down or otherwise exiting but are not discontinued operations are classified as Non-core and Other activities. Effective January 1, 2006, our real estate business, which principally manages the use of our real estate assets and facilities, was reclassified from Corporate to Non-core and Other activities. Corporate comprises headquarters and stewardship, corporate research and development (R&D) and other activities.

The businesses discussed below and the results of operations for our operating divisions in this report are presented under the organizational structure that came into effect as of January 1, 2006. Accordingly, previous year performance has been restated to facilitate proper comparison with the results of 2006.

	Revenues Year ended December 31,			Percentage of Core division Revenues Year ended December 31,
	2006	2005	2004	2006	2005	2004
	(U.S. dollars in millions)			(%)
Power Products	7,422	6,307	5,621	29	27	27
Power Systems	4,544	4,085	3,744	18	18	18
Automation Products	6,837	5,897	5,385	27	26	26
Process Automation	5,448	4,996	4,635	21	22	22
Robotics	1,288	1,699	1,451	5	7	7
Core divisions	25,539	22,984	20,836	100	100	100
Corporate, Non-core and Other Activities and Eliminations	(1,127)	(972)	(687)
Total	24,412	22,012	20,149

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

BUSINESS DIVISIONS

Industry Background

Our five divisions operate across two key industries, the power industry and the automation industry. Our Power Products and Power Systems divisions operate in the Power Industry. Our Automation Products, Process Automation and Robotics divisions operate in the Automation Industry.

Power Industry

The power industry provides products and systems designed primarily to deliver electricity. Electricity is generated in power stations and is then fed into an electricity grid, from where it is transmitted and distributed to consumers. The portions of an electricity grid that operate at the highest voltages are “transmission” systems, while those that operate at lower voltages are “distribution” systems. Transmission systems link power generation sources to distribution systems and then branch out over shorter distances to carry electricity from the transmission system to end users. These electricity networks incorporate sophisticated devices to control and monitor operations and to prevent damage from failures or stresses.

Electricity is transformed at different stages in the delivery process between the source and the ultimate end user. For example, electrical power is often generated in large power plants at 10 to 20 kilovolts. Because this voltage is too low to be transmitted efficiently, transformers are used to increase the voltage (up to 800 kilovolts) for long-distance commercial transmission. This reduces losses and increases the amount of power that can be carried per line.

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

Market drivers in the power industry today vary by region. In North America the focus is on replacing aged infrastructure which is being addressed by the U.S. Energy Policy Act of 2005. In Europe the focus is on increasing interconnections between countries to facilitate the market for energy trading. In the Middle East, investments in infrastructure are increasing due to high oil prices. In emerging markets, including parts of Asia, there is a need for electricity grid increases to cope with rising energy needs.

There is a global trend toward deregulation and privatization of the power industry, which is creating a more competitive environment for our customers. This trend is evident in the United States, parts of Latin America, and Western Europe, particularly in the United Kingdom and the Nordic countries. It is accelerating elsewhere in Europe and is developing in other regions. The creation of a free market for electricity requires our customers to become more cost-efficient and reliable to compete as a lowest-cost provider among power suppliers. Grid operators must be able to deliver power to customers that are hundreds or thousands of miles away within a few minutes. As more disturbance-sensitive loads (such as computers and telecommunications systems) have been added to networks, demand for reliable, high-quality electricity has increased. Power suppliers can achieve this efficiency and reliability in a number of ways, including the following:

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

•       Developing new power transmission systems to link power generation sources with distant load centers, as is the case for example in China, or to link neighboring power grids in order to optimize existing power generation capacity across borders.

•       Developing energy trading systems.

Automation Industry

The automation industry delivers products and systems designed primarily to improve product quality, productivity and consistency in industrial and manufacturing applications. The automation market can be divided into three sectors:

•       Process automation refers to control systems applied in processes where the main objective is continuous production, such as in the oil and gas, power, chemicals, minerals and pulp and paper industries. Product lines for this market include instrumentation, analytical measurement and control products and systems, as well as motors and drives.

•       Factory automation refers to discrete operations that manufacture individual items such as those in  automotive, packaging and consumer goods industries. Product lines for this market include robots and robot cells, motors, drives, and low voltage products for control and power applications.

•       Building automation comprises product lines and applications particularly targeted at the building industry. Product lines for this market include a wide range of low-voltage products for control of climate, lighting and security for optimal management of the energy cost of buildings.

Power Products Division

Overview

Our Power Products division serves electric, gas and water utilities, as well as industrial and commercial customers, with a broad range of products and services for power transmission and distribution. Direct sales account for a majority of the division’s total product sales, and sales through external channel partners, such as wholesalers, distributors and original equipment manufacturers (OEMs), account for the remainder. Key technologies include high- and medium-voltage switchgear and apparatus, circuit breakers for various current and voltage levels, power and distribution transformers, and sensors and products to automate and control electrical and other utility networks. The division had approximately 30,000 employees and 100 manufacturing plants as of December 31, 2006 and generated $7.4 billion of revenues in 2006.

The Power Products Division

Our Power Products division manufactures  three categories of products: High-voltage Products, Medium-voltage Products and Transformers. The division sells primarily to utilities, distributors, wholesalers, installers and original equipment manufacturers in the utilities and power generation industries. Some of the division’s products are integrated into the offering of the Power Systems and Process Automation divisions or are sold through external channel partners such as engineering, procurement and construction firms.

The division manufactures distribution transformers (up to 72.5 kilovolts) for use in industrial facilities, commercial buildings and utility distribution networks to step down electrical voltage to the levels needed by end users. Industrial transformers are mainly delivered to the steel and aluminum industry, which need their own high-voltage transformers and substations on-site to service their heavy electricity requirements. We manufacture and sell a full range of distribution transformers including oil-type, dry-type and special application distribution transformers. Although oil-type transformers are more commonly used, demand for dry-type transformers is growing because they minimize fire hazards and have applications in high-density office buildings, windmills, offshore drilling platforms, marine vessels and high-volume industrial plants.

We also design and manufacture power transformers (72.5 to 1000 kilovolts) for utility, transportation and industrial customers, as well as transformer components such as bushings and tap changers. Generator transformers are used in power generation when it is necessary to increase power voltage from a power plant for long-distance transmission. We produce traction transformers used in electric locomotives and we provide a wide range of transformer service and retrofit solutions for utilities and industry customers. The division also produces insulation material.

In the medium-voltage area, the division develops products and systems that reduce outage times and improve power quality and control, which are key to improving operational efficiency of both utility and industrial customers. It supplies switching equipment both directly to end users and through distributors and OEMs. Its products provide connections between higher voltage substations and lower voltage uses. It produces a comprehensive line of medium-voltage equipment (1 to 50 kilovolts), including products such as indoor and outdoor switch disconnectors, breakers, reclosers, fuses, contactors, instrument transformers and sensors as well as air- and gas-insulated switchgear, motor control centers, and ring main units for primary and secondary distribution. It also produces indoor and outdoor modular systems, compact substations and power distribution centers. In addition, a significant portion of its products are sold through external channel partners such as OEMs.

The Power Products division also provides high-voltage transmission equipment to power utilities that enables them to operate more efficiently and with lower environmental impact, both of which are significant business concerns in the market in which our customers operate. We manufacture the principal components of power transmission systems (50 to 800 kilovolts), including air- and gas-insulated switchgear, capacitors, high-voltage circuit breakers, grounding switches and instrument transformers. The division also delivers the entire ABB portfolio of low-, medium- and high-voltage capacitors and surge arresters. Its products and components also include circuit breaker drives and cable accessories.

Customers

The Power Products division’s principal customers are electric, gas and water utilities, owners and operators of power transmission systems, utilities that own or operate networks and owners and operators of power generating plants. Other customers include gas transmission companies, local distribution companies and multi-utilities, which are involved in the transmission or distribution of more than one commodity. The division also serves industrial and commercial customers, such as operators of large commercial buildings and heavy industrial plants.

Sales and Marketing

The Power Products division sells its products individually and as parts of larger systems through our Power Systems division. Direct sales account for a majority of the division’s total product sales, and sales through external channel partners, such as wholesalers, distributors and OEMs, account for the remainder. Because the Power Products and Power Systems divisions share many of the same customers and technologies, and are influenced by the same market drivers, the two divisions share a common sales force in most regions and countries.

Competition

On a global basis, the Power Products division’s principal competitors are Siemens and Areva, and, in the medium-voltage market, Schneider. We also compete regionally with companies such as Cooper Industries, Eaton Corp, Crompton Greaves and BHEL.

Research and Development

Research and development expenses that were not order-related for the Power Products division amounted to approximately $180 million and $130 million for 2006 and 2005, respectively. The division’s research and development activities in 2006 primarily related to streamlining product portfolios. The aim is to increase product standardization and thus improve the efficiency of our design, supply, manufacturing, sales and distribution functions. Related research has focused on technologies that enable faster production cycles, mainly in the areas of new materials and design.

Order related research and development expenses for the Power Products division amounted to approximately $70 million and $60 million during 2006 and 2005, respectively.

Capital Expenditures

The Power Products division’s capital expenditures for property, plant and equipment were $164 million in 2006, compared to $119 million and $107 million in 2005 and 2004, respectively. Principal investments in 2006 included investments to replace existing equipment, particularly in Sweden, China, Germany and the United States. Geographically, in 2006, Europe accounted for 56 percent of our capital expenditures, followed by 29 percent in Asia, 12 percent in the Americas and 3 percent in Middle East and Africa.

Power Systems Division

Overview

Our Power Systems division serves electric, gas and water utilities, as well as industrial and commercial customers, with a broad range of systems and services for power generation, transmission and distribution. Key technologies include substations, high-voltage power converters, advanced cables for underground and undersea power transmission, and systems to automate and control power plants, electrical and other utility networks. The division had approximately 13,300 employees in 77 countries as of December 31, 2006 and generated $4.5 billion of revenues in 2006.

The Power Systems Division

Our Power Systems division delivers systems in four areas: grid systems, network management, power generation, and substations. The division sells primarily to utilities, Engineering, Procurement and

Construction and power generation industries. Some of the Power Product division’s products are integrated into the offering of the Power Systems and Process Automation divisions.

For grid systems, we provide power systems that are essential to grid reliability, including flexible alternating current transmission systems (FACTS) and we also sell high-voltage direct current (HVDC) systems. Critical components in these systems are power semiconductors and cables which are also manufactured by the Power Systems division.

We are a leading manufacturer of HVDC technology, which is an advanced technology for transporting electricity over long distances. It reduces power losses, increases system stability and provides a more controllable flow than high-voltage alternating current. An HVDC transmission system typically includes converters, which change alternating current to direct current and then back to alternating current when it reaches the terminal point, and transmission line cables, either above or below ground. Advances in converter and cable technology have enabled us to introduce a system called HVDC Light™. Converter stations for HVDC Light™ are approximately one-fifth the size of conventional HVDC technology for the same rated power. HVDC Light™ extends the range of applications for underground or submarine high-voltage direct current. Typical applications include interconnection of separate networks that operate on different frequencies or provide variational power quality, such as wind parks. The system can also be used as a substitute for local power generation in remote areas, islands or oil platforms.

We also provide FACTS devices to enhance power grid stability, improve power quality and thus increase transmission capability. FACTS devices include series compensators, static VAR compensators (SVCs) and SVC Light™ (based on the same unique technology as HVDC Light™).

HVDC, HVDC Light™, FACTS, and SVC Light™ systems rely on advanced power semiconductor components. Our power semiconductor business develops and manufactures tailor-made components to maximize the performance of these systems. The Power Systems division supplies power semiconductor devices to other ABB businesses and to external customers in the power transmission and distribution, drives, and transportation markets.

Our cable business is specialized in sub-sea cable solutions and land-cables for bulk energy transfer over long distances.

Our network systems offering includes high-end supervisory control and data acquisition (SCADA) systems for power and gas customers. SCADA systems are used to monitor and control energy transmission, distribution and power generation management systems. They are also used to operate market systems for power networks by tracking energy costs. These allow utilities to optimize their business by improving the performance of their installed network equipment to meet changing customer requirements and new market conditions.

The division also provides wireless and fixed communication systems for power, water and gas utilities, including both operational and corporate communication networks. It offers fiber optics, microwave radio and power line applications for data networking and broadband network management, as well as teleprotection and substation communication networks and voice switching management systems.

In the area of power generation, the division offers complete system integration of instrumentation, control and electrical equipment for the power generation market. The services offered include combustion management, plant performance optimization, condition monitoring and asset management. We also offer turnkey water pumping stations including control systems.

Substations interconnect electricity grids operating on different voltage levels, sectionalize portions of the grid and protect the electrical system against damage from outside sources such as lightning and overload. By sectionalizing the grid, power can be rerouted from portions of the transmission system that are experiencing problems to sections that are functioning properly, thereby enhancing the overall reliability of the power supply.

We deliver complete air- and gas-insulated substations for power transmission. Substations are also necessary in a power distribution network to sectionalize and reduce the voltage of the main power lines and cables to the lower voltages required for efficient distribution and consumption. For power distribution, we sell traditional custom-engineered substations as well as compact, modular substations, which require less space than a conventional substation and thus are particularly well suited for urban settings.

This division offers services and support for management of existing power transmission and distribution assets, including both ABB products and those manufactured by third parties.

In addition, the Power Systems division offers a range of services aimed at reducing the in-house operational and maintenance requirements of utility customers. Our services range from contracts for spare parts management, support agreements and retrofits, to service, consulting and training. The Power Systems division also undertakes analyses of the design of new transmission and distribution systems as well as optimization that take into account technical, economic and environmental considerations.

Customers

The Power System division’s principal customers are electric, gas and water utilities, owners and operators of power transmission systems, utilities that own or operate networks and owners and operators of power generating plants. Other customers include transmission companies, local distribution companies and multi-utilities, which are involved in the transmission or distribution of more than one commodity. The division also serves industrial and commercial customers, such as operators of large commercial buildings and heavy industrial plants.

Sales and Marketing

The Power Systems division sells its systems primarily through a direct sales force of specialized sales engineering teams. Some sales are also handled through third-party channels, such as OEMs and system integrators. Because the Power Systems and Power Products divisions share many of the same customers and technologies, and are influenced by the same market drivers, the two divisions share a common sales force in most regions and countries.

Competition

On a global basis, the Power Systems division’s principal competitors are Siemens and Areva. In the power generation area, the division’s principal competitors are Areva, Emerson, GE, Invensys and Siemens.

Research and Development

In the Power Systems division, research continued to focus on the standardization of controls and protection systems, with the goal of reducing costs in the production of substation automation systems, power plant controls and SCADA systems. In addition, order-related research and development expenses for the Power Systems division amounted to approximately $70 million and $80 million during 2006 and 2005, respectively. Non-Order related research and development expenses for the Power Systems division amounted to approximately $85 million and $60 million during 2006 and 2005 respectively.

Capital Expenditures

The Power System division’s capital expenditures for property, plant and equipment were $43 million in 2006, compared to $22 million and $25 million in 2005 and 2004, respectively. Principal investments in 2006 included investments to replace existing equipment, particularly in Sweden, Germany, and Switzerland. Geographically, in 2006, Europe accounted for 74 percent of our capital expenditures, followed by 10 percent in Asia, 10 percent in the Americas and 6 percent in Middle East and Africa.

Automation Products Division

Overview

The Automation Products division provides products, with related services, that are used as components in machinery, switchboards, distribution panels, and building and automation systems. The Automation Products offering covers a wide range of products and services including low-voltage switchgear, breakers, switches, control products, DIN-rail components, enclosures, wiring accessories, instrumentation, drives, motors, generators, and power electronics systems. These products help customers to improve productivity, save energy and increase safety. Key applications include power distribution, protection and control, energy conversion, data acquisition and processing, and actuation. The majority of these applications are for industrial applications, with others provided for building construction, rail transportation, and utilities.

The Automation Products division is a global business that employs over 30,000 people worldwide and generated $6.8 billion revenues in 2006 through sales activities in more than 100 countries. The division manufactures around 170,000 products and has more than 100 manufacturing sites in 50 countries. Each day, the division delivers around one million products.

A majority of the division’s revenues comes from sales through distributors, wholesalers, machine builders and OEM’s, system integrators, and panel builders, although a portion of the division’s revenues come from direct sales to end-users.

The Automation Products Division

The Automation Products division manufactures low-voltage circuit breakers, switches and control products to protect people, installations and electronic equipment from electrical overloads. It also manufactures instrumentation products to measure and control the flow of fluids.

This division makes line protection products, wiring accessories and enclosures and cable systems that are primarily used for control and protection in building installations. It also produces European Installation Bus/Powernet systems, which integrate and automate a building’s electrical installations, ventilation, security and data communication networks.

The process instrumentation products manufactured by this division interact with the Open Control System products from the Process Automation division and include products for the measurement of process variables such as pressure, temperature, volume and flow. The increasing sophistication of many process automation systems often requires thousands of measurement points for such variables. These instrumentation products are sold separately or in combination with control systems. The various analytical measurement devices produced by this division form an important part of instrumentation and control systems. These devices measure chemical characteristics while process instrumentation products measure physical characteristics.

This division also provides low-voltage and medium-voltage AC drive products and systems for industrial, commercial and residential applications. Drives provide motion and torque while adding control and efficiency to equipment such as fans, pumps, compressors, conveyors, kilns, centrifuges, mixers, hoists, cranes, extruders, printing machinery and textile machines. Our drives are used in the building automation, marine, power, transportation and manufacturing industries, among others.

The Automation Products division also produces a range of power electronics products. These include static excitation and synchronizing systems that provide stability for power stations, as well as high power rectifiers that convert AC power to DC power for very high-amperage applications such as furnaces in zinc plants and aluminum and magnesium smelters. The division also manufactures frequency converters that use state-of-the-art semiconductor technology to convert electrical power into the type and frequency required by individual customers.

In addition, this division supplies a comprehensive range of electrical motors and generators, including high-efficiency motors that conform to leading environmental and efficiency standards. Efficiency is an important criterion for selection by customers, because electric motors account for nearly two-thirds of the electricity consumed by industrial plants. This division manufactures synchronous motors for the most demanding applications and a full range of low and high-voltage induction motors.

Sales and Marketing

Sales are made both through direct sales forces as well as through third-party channel partners, such as distributors, wholesalers, installers, machine builders and OEMs, system integrators, and panel builders. The proportion of direct sales compared to channel partner sales varies among the different industries, product technologies and geographic markets. For the division as a whole, the majority of products are sold through channel partners, with the remainder sold through the division’s own direct sales channels.

Competition

The Automation Products division’s principal competitors vary by product line but include Alstom, Baldor, Brush, Eaton, Emerson, Endress+Hauser, Legrand, Mitsubishi, Rockwell, Schneider, and Siemens.

Research and Development

Research and development expenses that were not order-related for the Automation Products division amounted to approximately $184 million  and $171 million during 2006 and 2005, respectively. In addition, order related research and development expenses for the Automation Products division amounted approximately to $47 million and $46 million during 2006 and 2005, respectively.

An important focus of the division’s research programs is the development of a range of global products that satisfies the need of global customers. Another focus of the division’s R&D is on increasingly intelligent connected devices that enable both new functions, e.g., for diagnosis and maintenance, as well as easy integration into systems and industry solutions. Customer benefits and competitive differentiation targeted with this R&D include increases in safety, reliability, lower operating and maintenance costs, as well as reductions in environmental impact.

Capital Expenditures

The Automation Products division’s capital expenditures for property, plant and equipment were $157 million in 2006, compared to $140 million and $138 million in 2005 and in 2004, respectively. Principal investments in 2006 were primarily related to ordinary course replacements of machinery and equipment mainly in Germany, Finland, Italy and China plus expansion investments in China, India and Estonia. Geographically, in 2006, Europe accounted for 81 percent of the capital expenditure, followed by 16 percent in Asia, 2 percent in the Americas and 1 percent in the Middle East and Africa.

Process Automation Division

Overview

The Process Automation division provides products, systems, and services for the automation and optimization of industrial processes. Our main offerings are process automation, plant electrification and quality control systems, analytical measurement devices, turbochargers and marine propulsion and control systems. Our key end markets are the oil and gas, pulp and paper, metals and minerals, chemicals and pharmaceuticals, turbocharging and marine industries. The division had approximately 24,500 employees as of December 31, 2006, and generated revenues of $5.4 billion in 2006.

The Process Automation division offers its products both as separately sold devices and as part of a total automation system. Our technologies are marketed both through direct sales forces and third-party channels.

The Process Automation Division

The Process Automation division offers integrated process control systems, plant electrification systems, information management systems and industry-specific application knowledge for a variety of industries, primarily pulp and paper, minerals and mining, metals, chemicals and pharmaceuticals, oil and gas, turbocharging, power and the marine industry. Some of the Automation Product and Power Product divisions’ products are integrated into the offering of the Process Automation division.

Our control systems are used in such applications as batch management, asset optimization, energy management and safety control. They are the hubs that link instrumentation, devices and systems for control and supervision of an industrial process and enable customers to integrate their production systems with their enterprise, resource and planning systems, thereby providing a link to their ordering, billing and shipping processes. This link allows customers to manage their entire manufacturing and business process based on real-time access to plant information. Additionally, it allows customers to increase production efficiency, optimize their assets and reduce environmental waste.

This division emphasizes Open Control Systems, including batch control systems, supervisory control and data acquisition systems, and, to a lesser extent, programmable logic controls and remote terminal units.

Batch control systems control the production of a variety of products in shorter runs, such as certain pharmaceuticals and food and beverage products. Supervisory control and data acquisition systems are used to collect and manage data over wide areas or long distances such as those involved in operating electric power networks.

In December 2003, this division commercially released the System 800xA process automation platform. This system extends the capability of traditional process control systems, introducing advanced functions such as batch management, asset optimization and field device integration which “plug in” to a common user environment. The same user interface may also be used to manage components of existing multiple ABB control systems that have been installed in the market over the past approximately 20 years. In this way, System 800xA gives customers a way to migrate to new functions one step at a time, rather than having to make a large-scale capital investment to replace their entire control system. By creating a common user interface that can be used to manage multiple systems, the System 800xA also reduces the research and development investment needed to achieve a “one size fits all” solution across our large installed systems base.

The division’s product offerings for the pulp and paper industries include quality control systems for pulp and paper mills, control systems, drive systems, on-line sensors, actuators and field instruments. On-line sensors measure product properties, such as weight, thickness, color, brightness, moisture content and additive content. Actuators allow the customer to make automatic adjustments during the production process to improve the quality and consistency of the product. Field instruments measure properties of the process, such as flow rate, chemical content and temperature.

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

In the oil and gas sector, we provide onshore, offshore and subsea production technology, gas gathering and processing, refining, transportation and distribution applications. In the pharmaceuticals and fine chemicals areas, the business area provides solutions for applications including manufacturing, packaging, quality control and compliance with regulatory agencies.

In the marine field, we provide global shipbuilders with power and automation technologies for luxury cruise liners, ferries, tankers, offshore oil rigs and special purpose vessels. We design, engineer, build, supply and commission electrical systems for marine power generation, power distribution and diesel electric propulsion, as well as turbochargers to improve efficiency for diesel and gasoline engines.

We also offer full-service contracts across all of our customer segments, in which we take over in-house maintenance activities for customers and apply strategies to reduce overall maintenance costs and helps optimize these investments. Demand for our process automation services is increasing as our customers seek to increase productivity by improving the performance of existing assets.

Customers

The Process Automation division’s end customers are primarily companies in the pulp and paper, minerals and mining, metals, chemicals and pharmaceuticals, oil and gas, turbocharging, power and the marine industries. In each of these industries, we sell both through direct sales forces as well as through third-party channels, such as distributors, wholesalers, installers, system integrators and OEMs.

Sales and Marketing

The Process Automation division uses a direct sales forces as well as third-party channel partners, such as distributors, system integrators and OEMs. For the division as a whole, the majority of revenues are derived through the division’s own direct sales channels.

Competition

The Process Automation division’s principal competitors vary by industry or product line but include Alstom, Emerson, Honeywell, Invensys, Metso Automation, Rockwell Automation, Schneider, Siemens AG, Voith AG, Aspen Technologies, and Yokogawa Electric Corporation.

Research and Development

Research and development expenses that were not order-related for the Process Automation division amounted to approximately $154 million and $142 million during 2006 and 2005, respectively. In addition, order related research and development expenses for the Process Automation division amounted approximately to $79 million and $60 million during 2006 and 2005, respectively.

An important focus of the division’s research programs is the commitment to the development of the System 800xA control platform and related products and systems. As a result, the division’s research is heavily focused on intelligent, “information enabled” products and devices that may be integrated easily into existing platforms to provide better access to real-time information across the business enterprise. Another focus of the division’s R&D is on increasingly intelligent connected devices that enable both new functions, e.g., for diagnosis and maintenance, as well as easy integration into systems and industry solutions. Customer values and competitive differentiation targeted with this R&D include increases in safety, reliability, lower operating and maintenance costs, as well as reductions in environmental impact.

Capital Expenditures

The Process Automation division’s capital expenditures for property, plant and equipment were $51 million in 2006, compared to $31 million and $28 million in 2005 and in 2004, respectively. Principal investments in 2006 were primarily related to a production facility in Finland and ordinary course purchases of machinery and equipment mainly in Switzerland, Algeria, China and Sweden. Geographically, in 2006, Europe accounted for 83 percent of the capital expenditure, followed by 9 percent in Asia, 6 percent in the Americas and 2 percent in the Middle East and Africa.

Robotics Division

Overview

Our Robotics division offers robot products, systems and service for the automotive and manufacturing industries. The division develops standardized manufacturing cells for machine tending, welding, cutting, painting and finishing and provides packaged systems to automobile manufacturers for press automation, paint process automation and power train assembly. The division also provides a full range of robotics services, from product maintenance to system design. The division had approximately 4,500 employees as of December 31, 2006 and generated $1.3 billion of revenues in 2006. The Robotics division’s manufacturing and research and development locations are organized globally, with major centers in China, the United States, Sweden, Norway and France.

The Robotics Division

The Robotics division offers robot products, systems and service for the automotive manufacturers and their sub-suppliers as well as general manufacturing industries, to improve product quality, productivity and consistency in manufacturing applications. Robots are also used in inhospitable environments which may be hazardous to employee health and safety, such as cold rooms or painting chambers.

In the automotive industry, the division’s products and systems are used in such areas as press shop, body shop, paint shop, power train assembly, trim and final assembly. General industry segments in which robotics solutions are used range from metal fabrication, foundry, plastics, glass and consumer goods to pharma and the electronics industry. Typical general industry applications include welding, material handling, painting, picking, packing and palletizing.

Shortened product life cycles and rapidly changing consumer preferences have brought new challenges to our robotics customers. They must be able to adapt their production lines to increasingly frequent changes in product design. At the same time, they have to continuously deliver their products faster and at higher quality standards. Furthermore, constant price pressure requires them to decrease production costs by improving manufacturing processes. Robots and robotics systems continue to play a key role in our customers’ ability to adapt to their rapidly-changing business environment.

Our services include design and project management, engineering, installation, training and life-cycle care of the complete production line. We also deliver products manufactured by other ABB divisions, such as the Power Technologies division, to maximize energy efficiency and provide a secure power supply for manufacturing lines.

Customers

The Robotics division’s end customers are primarily companies in the automotive and manufacturing industries. We sell to these customers through direct sales forces as well as third-party channels, such as distributors, system integrators and OEMs.

Sales and Marketing

Sales are made through both direct sales forces and third-party channel partners, such as distributors, system integrators and OEMs. The proportion of direct sales compared to channel partner sales varies among the different industries, product technologies and geographic markets. Sales from the systems and service businesses are made entirely through direct sales forces.

Competition

The Robotics division’s principal competitors vary by product and system but major competitors include Fanuc, Kuka and Yaskawa as well as a growing base of small and medium sized system integrators.

Research and Development

Research and development expenses for the Robotics division in 2006 that were not order-related amounted to approximately $60 million, or 5% of revenues, as compared with approximately $65 million during 2005. The order related research and development amounted to approximately $53 million during 2006, as compared with $58 million during 2005.

Capital Expenditures

The Robotics division’s capital expenditures for property, plant and equipment were $15 million in 2006, compared to $14 million and $12 million in 2005 and in 2004, respectively. Geographically, in 2006, Europe accounted for 79 percent of the capital expenditure, followed by Asia with 16 percent, and the Americas with 5 percent.

DISCONTINUED OPERATIONS

Overview

The following businesses and costs are included in our Consolidated Financial Statements as discontinued operations at December 31, 2006, 2005 and 2004:

•                    Provisions and other expenses incurred in connection with asbestos-related claims. The status of our potential asbestos obligation is described in “Item 5. Operating and Financial Review and Prospects—Asbestos Liabilities,” as well as in Note 17 to the Consolidated Financial Statements.

•                    Our Cable Business in Ireland, which was sold during 2006.

•                    The remaining building Systems business in Germany, formerly part of the Non-core and Other activities, was reclassified to discontinued operations during 2006 on the basis that management expects to complete the sale in 2007.

•                    Our Upstream Oil, Gas and Petrochemicals business, the sale of which was completed in July 2004. The upstream oil and gas business is a global producer of equipment and services for oil and gas exploration and production. The remaining portions of our Oil, Gas and Petrochemicals business primarily consists of a full service engineering company which, in addition to having expertise in engineering, procurement and construction projects, also licenses process technologies in the refining, chemical, petrochemical and polymer fields. As of March 31, 2007, this business meets the accounting criteria required to be classified in discontinued operations.

•                    Our Power Lines businesses in Nigeria, Italy and Germany were sold in 2005. The operations in South Africa and Venezuela were sold in 2006. The remaining Power Lines businesses in Brazil and Mexico were reclassified to discontinued operations during 2005 and are expected to be sold in 2007.

•                    The Lease portfolio business in Finland was sold in November 2005

•                    Our Foundry and Control Valves businesses were sold in 2005.

•                    Our Reinsurance business, which was sold in April 2004.

•                    Legal, professional and other fees related to the above disposals.

See Notes 3 and 26 to the Consolidated Financial Statements for additional information.

CAPITAL EXPENDITURES

Total capital expenditures for property, plant and equipment including intangible assets amounted to $532 million, $454 million and $482 million in 2006, 2005 and 2004, respectively. Capital expenditures in western Europe and North America were aimed primarily at improving the productivity of existing facilities, while investments in emerging markets focused on expanding new capacity to meet the demands of their rapid growth. Europe was the region with the largest amount of capital expenditures in 2006, reflecting the current geographic distribution of our production facilities. In addition, capital expenditures in emerging economies continue to grow faster than in other areas and, on a country basis, China had the largest amount of capital expenditure in 2006.

The carrying value of property, plant and equipment sold amounted to $54 million, $81 million and $113 million in 2006, 2005 and 2004, respectively. A significant portion of total sales of property, plant and equipment in 2006 related to real estate properties, primarily in Switzerland and Germany. A significant portion of total sales of property, plant and equipment in 2005 related to real estate properties, primarily from The Netherlands, Sweden, Switzerland and France. A significant portion of the total sales of property, plant and equipment in 2004 related to sales of equipment particularly in Sweden, the United States, China and Germany.

Construction in progress for property, plant and equipment as of December 31, 2006, was $173 million, mainly in Germany, Finland, China, Sweden and Switzerland. We intend to finance our expenditures for construction in progress internally. Construction in progress for property, plant and equipment as of December 31, 2005 was $132 million, mainly in Germany, Sweden, the United States, Spain and China.

In 2007, we intend to increase our capital expenditures to an amount which is higher than our expected annual depreciation and amortization charge. We anticipate higher investments in the emerging markets of Asia and relatively lower capital spending in Europe.

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

The price of raw materials is volatile, and may vary, perhaps substantially, from year to year. For many commodities we purchase, including steel, copper and aluminum products and products derived from crude oil, continuing global economic growth, sustained high demand from China and other emerging economies and volatility in foreign exchange rates (particularly the U.S. dollar and the euro) led to significant increases in raw material costs and volatility for several commodities since 2003. While some increases will be offset through use of multi-year contracts and, in the case of copper and aluminum, through hedging, we expect prices for some commodities, in particular copper, to rise in future years.

Our costs for most of our electronic components, subassemblies and fabricated products remained stable or decreased slightly in 2006 compared to 2005. Increasing global demand for lead-free components may lead to periodic shortages of replacement components as manufacturers of these products shift their attention to the manufacture of new, lead-free components.

We hedge our exposure to commodity risk arising from changes in prices of raw materials. We manage copper and aluminum price risk using swap and forward contracts based on London Metal Exchange prices or on New York Mercantile Exchange prices for these commodities. Our hedging policy is designed to minimize price volatility and create a stable cost base for the ABB Group. Hedging has the effect of minimizing the unfavorable impact of price increases in commodities, but it also limits the favorable impact of decreasing prices. Certain gains and losses derived from our commodity hedging transactions are deferred and reflected in the cost of goods sold when the underlying physical transaction takes place. In addition to using hedging to reduce our exposure to fluctuations in raw materials prices, in some cases we can reduce this risk by incorporating changes in raw materials prices into the prices of our products.

RESEARCH AND DEVELOPMENT

Each year, we invest significantly in research and development. Our research and development area focuses on developing and commercializing the core technologies of our businesses that are of strategic importance to our future growth. In 2006, 2005 and 2004, we invested $772 million, $679 million and $650 million, respectively, or approximately 3.2 percent, 3.1 percent, and 3.2 percent of annual consolidated revenues, respectively, on research and development activities. We also had expenditures of $840 million, $726 million and $723 million, respectively, or approximately 3.4 percent, 3.3 percent and 3.6 percent, respectively, of annual consolidated revenues in 2006, 2005 and 2004, on order-related development activities. These are customer- and project-specific development efforts that we undertake to develop or adapt equipment and systems to the unique needs of our customers in connection with specific orders or projects. Order-related development amounts are initially recorded in inventories as part of the work in progress of a contract and then are reflected in cost of sales at the time revenue is recognized in accordance with our accounting policies.

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

Universities are the incubators of future technology, and a central task of our research and development team is to transform university research into industry-ready technology platforms. We collaborate with a number of universities and research institutions to build research networks and foster new technologies. We believe these collaborations shorten the amount of time required to turn basic ideas into viable products, and they additionally help us recruit and train new personnel. We have built more than 50 university partnerships in the U.S., Europe and Asia, including long-term, strategic relationships with institutions such as Stanford University, the Massachusetts Institute of Technology, Carnegie Mellon University, Cambridge University and Imperial College London. Our collaborative projects include research on materials, sensors, micro-engineered mechanical systems, robotics, controls, manufacturing, distributed power and communication.

Common platforms for power and automation technologies are developed around advanced materials, efficient manufacturing, information technology and data communication, as well as sensor and actuator technology. Common applications of basic power and automation technologies can also be found in power electronics, electrical insulation, and control and optimization. Our power technologies, including our insulation technologies, current interruption and limitation devices, power electronics, flow control and power protection processes, apply as much to large, reliable, blackout-free transmission systems as they do to everyday household needs. Our automation technologies, including our control and optimization processes, power electronics, sensors and microelectronics, mechatronics and wireless communication processes, are designed to improve efficiency in plants and factories around the world—including our own.

Group research and development is carried out in two global laboratories for power and automation technologies, combining research units in the U.S., Europe and Asia. The cultural diversity and closeness to our customers and the world’s best universities creates a breeding ground for success. We continue to expand our research and development activities in India, Singapore and China, reflecting our growth strategy in Asia. Our corporate research center in Bangalore, India was launched in early 2002. As a focal point for software research, it develops platforms for both automation and power technologies. In China, research and development activity is focused on power transmission and distribution, manufacturing and robotics. It is centered in new facilities in Beijing and Shanghai, where our researchers are in close contact with Chinese universities and customers.

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

•                    Control and optimization processes;

•                    Automation networks and devices;

•                    Software architecture and processes;

•                    Advanced materials; and

•                    Manufacturing technologies.

PATENTS AND TRADEMARKS

We believe that intellectual property has become as important as tangible assets for a technology group such as ABB. Over the past ten years, we have almost doubled our total number of first patent filings, and we intend to continue our aggressive approach to seeking patent protection. Currently, we have over 14,000 patent applications and registrations, of which approximately 7,000 are pending applications. In 2006, we filed patent applications for more than 650 new inventions. Based on our existing intellectual property strategy, we believe that we have adequate control over our core technologies. The “ABB” trademarks and logo are protected in all of the countries in which we operate. We aggressively defend the reputation associated with the ABB brand.

SUSTAINABILITY ACTIVITIES

Sustainability management is one of our highest business priorities. We address sustainable issues in all our business operations. Our goal is to improve our social and environmental performance continuously, and improve the quality of life in the communities and countries where we operate.

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

•                    applying non-financial risk assessment to projects in which we are involved;

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

To continuously improve the environmental performance of our own operations, we are implementing environmental management systems according to the ISO 14001 standard at all our sites. We have implemented the ISO 14001 in 97 percent of our manufacturing facilities and service workshops (approximately 350 sites) and our environmental management program now includes operations in approximately 50 countries. We also require every operating unit within the ABB Group to implement an environmental management system that aims continuously to improve its environmental performance. We are now implementing an adapted environmental management system in our non-manufacturing organizations.

We have introduced the concept of Environmental Product Declarations to communicate the environmental performance of our core products. These describe the salient environmental aspects and impacts of a product line, viewed over its complete life cycle. Declarations are based on Life Cycle Assessment studies, created according to the international standard ISO/TR 14025. To date, approximately 80 declarations have been produced for major product lines, some of which have been externally certified by agencies such as Det Norske Veritas (DNV) of Norway and the RINA Management System Certification Society in Italy.

We have expanded the scope of our environmental reporting in recent years. In 2006, a total of 82 percent of our employees were covered by confirmed data gathered through ABB’s formal environmental reporting system that is verified by an independent verification body. The parts of our business that are not yet covered by our reporting system, mainly sales offices in countries where we do not perform manufacturing,  have very limited environmental exposure. A total of 4 accidents were reported in 2006, none of which had a material environmental impact.

For social performance, a total of 92 percent of employees are covered by confirmed data gathered through ABB’s formal social reporting system that is verified by an independent verification body. The parts of our business that are not yet covered by our reporting system, mainly sales offices in countries where we do not perform manufacturing, have very limited social exposure.

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

We have retained liability for environmental remediation costs at two sites in the United States that were operated by our former nuclear business, which we have sold to BNFL. The primary environmental liabilities associated with these sites relate to the costs of remediating radiological contamination upon decommissioning the facilities. See Note 17—Commitments and contingencies to our Consolidated Financial Statements.

REGULATION

Our operations are subject to numerous governmental laws and regulations including those governing antitrust and competition, the environment, securities transactions and disclosures, import and export of products, currency conversions and repatriation, taxation of foreign earnings and earnings of expatriate personnel and use of local employees and suppliers.

As a reporting company under Section 12 of the U.S. Securities Exchange Act of 1934, we are subject to the FCPAs antibribery provisions with respect to our conduct around the world.

Our operations are also subject to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, as implemented by the 34 signatory countries. The convention obliges signatories to adopt national legislation that makes it a crime to bribe foreign public officials. As of December 31, 2006, those countries which have adopted implementing legislation and have ratified the convention include the United States and several European nations in which we have significant operations.

We conduct business in certain countries known to experience governmental corruption. While we are committed to conducting business in a legal and ethical manner, our employees or agents have taken, and in the future may take, actions that violate the U.S. FCPA, legislation promulgated pursuant to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions or other laws or regulations. These actions have resulted and could result in monetary or other penalties against us and could damage our reputation and, therefore, our ability to do business. For more information, see “Item 8. Financial Information—Legal Proceedings.”

SIGNIFICANT SUBSIDIARIES

ABB Ltd, Zurich, Switzerland is the ultimate parent company of the ABB Group, which is comprised of 329 consolidated operating and holding subsidiaries worldwide, as of March 31, 2007. In addition to ABB Ltd Zurich, the only other listed company in the ABB Group is ABB Ltd, India, which is listed on the Mumbai Stock Exchange, the National Stock Exchange and the Kolkata Stock Exchange in India.

The following table sets forth, as of March 31, 2007, the name, country of incorporation and ownership interest of ABB Ltd of its significant subsidiaries:

Company Name	Country	ABB Group Interest %
ABB S.A., Buenos Aires	ARGENTINA	100.00
ABB Australia Pty Limited, Sydney	AUSTRALIA	100.00
ABB AG, Vienna	AUSTRIA	100.00
ABB Ltda., Osasco	BRAZIL	100.00
ABB Bulgaria EOOD, Sofia	BULGARIA	100.00
ABB Inc., St. Laurent, Quebec	CANADA	100.00
ABB (China) Ltd., Beijing	CHINA	100.00
Asea Brown Boveri Ltda., Bogotá	COLOMBIA	99.99
ABB Technology SA, Abidjan	COTE D’IVOIRE	99.00
ABB Ltd., Zagreb	CROATIA	100.00
ABB s.r.o., Prague	CZECH REPUBLIC	100.00
ABB A/S, Skovlunde	DENMARK	100.00
Asea Brown Boveri S.A., Quito	ECUADOR	96.87
Asea Brown Boveri S.A.E., Cairo	EGYPT	100.00
ABB AS, Tallinn	ESTONIA	100.00
ABB Oy, Helsinki	FINLAND	100.00
ABB S.A., Rueil-Malmaison	FRANCE	100.00
ABB AG, Mannheim	GERMANY	100.00
ABB Automation Products GmbH, Ladenburg	GERMANY	100.00
ABB Automation GmbH, Mannheim	GERMANY	100.00
ABB Beteiligungs- und Verwaltungsges. mbH, Mannheim	GERMANY	100.00
ABB Gebäudetechnik GmbH, Mannheim	GERMANY	100.00
Asea Brown Boveri S.A., Metamorphossis Attica	GREECE	100.00
ABB (Hong Kong) Ltd., Hong Kong	HONG KONG	100.00
ABB Engineering Trading and Service Ltd., Budapest	HUNGARY	100.00
ABB Limited, Bangalore	INDIA	52.11
ABB Ltd, Dublin	IRELAND	100.00
ABB Technologies Ltd., Tirat Carmel	ISRAEL	99.99
ABB Trasmissione & Distribuzione S.p.A., Milan	ITALY	100.00
ABB S.p.A., Milan	ITALY	100.00
ABB SACE S.p.A., Sesto S. Giovanni (MI)	ITALY	100.00
ABB K.K., Tokyo	JAPAN	100.00
ABB Ltd., Seoul	KOREA, REPUBLIC OF	100.00
ABB Holdings Sdn. Bhd., Subang Jaya	MALAYSIA	100.00
Asea Brown Boveri S.A. de C.V., Tlalnepantla	MEXICO	100.00
ABB BV, Rotterdam	NETHERLANDS	100.00
ABB Holdings BV, Amsterdam	NETHERLANDS	100.00
ABB Limited, Auckland	NEW ZEALAND	100.00
ABB Holding AS, Billingstad	NORWAY	100.00
Asea Brown Boveri S.A., Lima	PERU	88.12

Asea Brown Boveri Inc., Paranaque, Metro Manila	PHILIPPINES	100.00
ABB Sp. zo.o., Warsaw	POLAND	96.83
ABB S.G.P.S, S.A., Amadora	PORTUGAL	100.00
Asea Brown Boveri Ltd., Moscow	RUSSIAN FEDERATION	100.00
ABB Contracting Company Ltd., Riyadh	SAUDI ARABIA	65.00
ABB Holdings Pte. Ltd., Singapore	SINGAPORE	100.00
ABB Holdings (Pty) Ltd., Sunninghill	SOUTH AFRICA	80.00
Asea Brown Boveri S.A., Madrid	SPAIN	100.00
ABB AB, Västerås	SWEDEN	100.00
ABB Norden Holding AB, Stockholm	SWEDEN	100.00
ABB Asea Brown Boveri Ltd., Zurich	SWITZERLAND	100.00
ABB Schweiz AG, Baden	SWITZERLAND	100.00
ABB LIMITED, Bangkok	THAILAND	100.00
ABB Holding A.S., Istanbul	TURKEY	99.95
ABB Ltd., Kiev	UKRAINE	100.00
ABB Ltd., Warrington	UNITED KINGDOM	100.00
ABB Holdings Ltd., Warrington	UNITED KINGDOM	100.00
ABB Inc., Norwalk CT	UNITED STATES	100.00
ABB Holdings Inc., Norwalk	UNITED STATES	100.00
ABB Lummus Global Inc., Bloomfield, NJ	UNITED STATES	100.00
Asea Brown Boveri S.A., Caracas	VENEZUELA	100.00
ABB (Private) Ltd., Harare	ZIMBABWE	100.00

DESCRIPTION OF PROPERTY

As of December 31, 2006, the ABB Group occupied real estate in approximately 100 countries throughout the world. The facilities consist mainly of manufacturing plants, office buildings, research centers and warehouses. A substantial portion of our production and development facilities are situated in Germany, Sweden, the United States, Switzerland, China, Finland, India and Italy. We also own or lease other properties, including office buildings, warehouses, research and development facilities and sales offices in many countries. We own essentially all of the machinery and equipment used in our manufacturing operations.

From time to time, we have a surplus of space arising from acquisitions, production efficiencies and/or restructuring of operations. Normally, we seek to sell such surplus space which may involve leasing property to third parties for an interim period.

The net book value of our property, plant and equipment as of December 31, 2006 was $2,811 million, of which machinery and equipment represented $1,272 million, land and buildings represented $1,366 million and construction in progress of $173 million. We believe that our current facilities are in good condition and are adequate to meet the requirements of our present and foreseeable future industrial operations.

Item 4A.                Unresolved Staff Comments

Not applicable.

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

We continued our focus during 2006 on our core strengths: power and automation products, systems and services that increase grid reliability and industrial productivity and result in significant energy savings.

We have continued to benefit from our leadership in markets where demand for our power and automation technologies is robust, and also from the operational improvements we continue to make in our businesses. Our strategy continues to focus on business execution, cost and risk management and organic growth, which continue to enable improvements in operating performance with stronger financial results in our businesses.

Our goals for 2006 were centered around three areas: Strategy, Execution and People.

Strategy

We believe our strategy in 2006 was sound. Our businesses supported both growth and profitability as a result of their leading market positions and competitive technologies. Furthermore, our global geographic scope has provided us with strong positions in the high-growth regions of Asia—with particular focus on China and India—and the Middle East, and we have continued to serve established, mature markets in Europe and North America where demand has also continued to grow.

Execution

Execution continued to be our top priority. We have maintained in 2006 attractive organic growth through our range of technologies and superior service. We continued to drive our operating margins upward through cost control, productivity improvements and risk control in all of our divisions except for Robotics, where we incurred costs associated with improving the division’s operational performance coupled with a downturn in the automotive industry. We achieved an EBIT margin of 10.6 percent in 2006, versus 8.1 percent in 2005. In addition, during 2006, the plans of reorganization for our Combustion Engineering and Lummus subsidiaries became effective to resolve our Asbestos obligations. Our execution framework has centered around our business processes, regular business and project reviews, a flat organizational structure and a focus on compliance.

People

We continued during 2006 to build on our sound foundation as an attractive, dynamic global employer. We focused on retaining and recruiting quality people for our growth areas. Our professional development program has continued to center around values, leadership and business ethics, and our corporate culture has continued to be grounded in compliance to our policies and applicable laws. While we continue to deal with compliance issues we believe that our zero tolerance policy has improved the compliance culture.

Outlook

The business environment for ABB in 2007 is expected to remain favorable. High demand for power transmission and distribution infrastructure is expected to continue in Asia, the Middle East and the Americas. Equipment replacement and improved network efficiency and reliability are forecast to be the drivers of higher demand in Europe and North America. Automation-related industrial investments are expected to continue in most sectors. Overall, automation-related demand growth is expected to be strongest in Asia and the Americas in 2007, with more modest growth in Europe. In view of the extraordinarily high order growth rates experienced in 2006, order growth is expected to moderate in 2007.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

General

We prepare our Consolidated Financial Statements in accordance with United States generally accepted accounting principles (U.S. GAAP).

The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis, including, but not limited to, those related to: costs expected to be incurred to complete projects; costs of product guarantees and warranties; provisions for bad debts; recoverability of inventories, investments, fixed assets, goodwill and other intangible assets; income tax related expenses and accruals; provisions for restructuring; gross profit margins on long-term construction-type contracts; pensions and other postretirement benefit assumptions; and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We deem an accounting policy to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or if changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact our Consolidated Financial Statements. We also deem an accounting policy to be critical when the application of such policy is essential to our ongoing operations. We believe the following critical accounting policies reflect significant estimates and assumptions that we use in preparing our Consolidated Financial Statements. These policies should be considered when reading our Consolidated Financial Statements.

Revenues and cost of sales recognition

We recognize revenues when persuasive evidence of an arrangement exists to sell products and/or services, the price is fixed or determinable, collectibility is reasonably assured and upon transfer of title, including the risks and rewards of ownership, or upon the rendering of services. When multiple elements, such as products and services, are contained in a single arrangement or in a series of related arrangements with the same customer, we allocate revenue to each element based on its relative fair value, provided that such element meets the criteria for treatment as a separate unit of accounting. The allocation of the sales price between delivered elements and undelivered elements might affect the amount of revenue recorded in certain periods, but would not change the total revenue recognized on the contract. Revenues from short-term or non-customer specific contracts to deliver products or services are recognized upon completion of the contract. Revenues from these contracts that contain customer acceptance provisions are deferred, in whole or in part, until customer acceptance occurs, or we have demonstrated the customer specified objective criteria are satisfied or the contractual acceptance provisions have lapsed.

These revenue recognition methods require the collectibility of the revenues recognized to be reasonably assured. When recording the respective accounts receivable, allowances are calculated to estimate those receivables that will not be collected. These reserves assume a level of default based on historical information, as well as knowledge about specific invoices and customers. The risk remains that a different number of defaults will occur than originally estimated. As such, the amount of revenues recognized might exceed or fall below that which will be collected, resulting in a change in earnings in the future. The risk of deterioration is likely to increase during periods of significant negative industry or economic trends.

Revenues under long-term contracts are recognized using the percentage-of-completion method of accounting pursuant to Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. We principally use the cost-to-cost or delivery events methods to measure progress towards completion on contracts. We determine the method to be used by type of contract based on our experience and judgment as to which method best measures actual progress towards completion.

The percentage-of-completion method of accounting involves the use of assumptions and projections, principally relating to future material, labor, and overhead costs. As a consequence, there is a risk that total contract costs will exceed those we originally estimated. This risk increases if the duration of a contract increases or if the project is a fixed-price turnkey project, because there is a higher probability that the circumstances upon which we originally developed estimates will change, resulting in increased costs that we may not recover. Factors that could cause costs to increase include:

•                    unanticipated technical problems with equipment supplied or developed by us which may require that we incur additional costs for us to remedy;

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

Changes in our initial assumptions, which we review on a regular basis between balance sheet dates, may result in revisions to estimated costs, current earnings and anticipated earnings. We recognize these changes in the period in which the changes in estimates are determined. By recognizing changes in estimates cumulatively, recorded revenue and costs to date reflect the current estimates of the stage of completion. Additionally, losses on long-term contracts are recognized in the period when they are identified and are based upon the anticipated excess of contract costs over the related contract revenues.

We accrue anticipated costs for warranties when we recognize the revenue on the related contracts. Warranty costs include calculated costs arising from imperfections in design, material and workmanship in our products. Although we generally make assessments on an overall, statistical basis, we make individual assessments on contracts with risks resulting from order-specific conditions or guarantees. There is a risk that actual warranty costs may exceed the amounts provided for, which would result in a deterioration of earnings in the future when these actual costs are determined.

Revenues under cost-reimbursement contracts are recognized as costs are incurred. Shipping and handling costs are recorded as a component of cost of sales.

As a result of the above policies, judgment in the selection and application of revenue recognition methods must be made.

Accounting for discontinued operations

In accordance with our strategy, we have sold and plan to sell certain businesses that are not part of our core businesses. Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144), broadened the presentation of discontinued operations to include disposal transactions involving less than an entire reporting segment, when certain criteria are met. The purpose of SFAS 144 is to allow historically comparable data to be available to investors without the distortions created by divestments or the closure or abandonment of businesses, thereby improving the predictive value of financial statements. SFAS 144 requires the revenues and results, net of taxes, of certain divestments and abandonments, to be classified as discontinued operations below income from continuing operations in our Consolidated Income Statements and requires the related assets and liabilities to be classified as assets or liabilities held for sale and in discontinued operations in our Consolidated Balance Sheets.

In order to classify a business as a discontinued operation, SFAS 144 requires that certain criteria be met. In certain cases, significant interpretation is required to determine the appropriate classification. Changes in plans regarding the sale of a business may affect our interpretation as to whether a business should be classified as a discontinued operation. Reclassification to or from discontinuing operations may have a material impact on our income from continuing operations and the individual components thereof.

In the Consolidated Statements of Cash Flows, we have included the businesses classified as discontinued operations together with continuing operations in the individual line items within cash from operating, investing and financing activities, as permitted by U.S. GAAP.

For a more detailed description of our discontinued operations, see “Discontinued operations” and Note 3 Held for sale and discontinued operations to our Consolidated Financial Statements.

Goodwill and other intangible assets

We review goodwill for impairment annually on October 1 and additionally whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142). SFAS 142 requires that a two-step impairment test be performed on goodwill. In the first step, we compare the fair value of each reporting unit to its carrying value. Our reporting units represent the reportable segments identified in Note 25 to our Consolidated Financial Statements. We use a discounted cash flow model to determine the fair value of reporting units. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and no further testing is performed. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step to determine the implied fair value of the reporting unit’s goodwill and compare it to the carrying value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then we record an impairment loss equal to the difference.

We review intangible assets in accordance with SFAS 144, and accordingly test for impairment upon the occurrence of certain triggering events, such as a decision to divest a business or projected losses of an entity.

Cash flow models used in evaluating impairments are dependent on a number of factors including estimates of future cash flows and other variables, and require that we make significant estimates and judgments involving variables such as sales volumes, sales prices, sales growth, production and operating costs, capital expenditures, market conditions and other economic factors. Further, discount rates used in the discounted cash flow model to calculate the fair value require the determination of variables such as the risk free rate and the equity market risk premium. We base our fair value estimates on assumptions we believe to be reasonable, but which are unpredictable and inherently uncertain. Actual future results may differ from those estimates. Additionally, we also consider our market capitalization on the date we perform the analysis.

We record any related impairment charge in other income (expense), net, in our Consolidated Income Statement, unless it is related to a discontinued operation, in which case the charge is recorded in loss from discontinued operations, net of tax.

Pension and postretirement benefits

As more fully described in Note 20 to our Consolidated Financial Statements, we operate pension plans that cover a large portion of our employees. We use actuarial valuations to determine our pension and postretirement benefit costs and credits. The amounts calculated depend on a variety of key assumptions, including discount rates and expected return on plan assets. We are required to consider current market conditions, including changes in interest rates, in selecting these assumptions. The discount rates are reviewed regularly and considered for adjustment annually based on changes in long-term, highly rated corporate bond yields. Decreases in the discount rates result in an increase in the projected benefit obligation and in pension costs.

Under U.S. GAAP, we accumulate and amortize over future periods actual results that differ from the assumptions used. Therefore, actual results generally affect our recognized expense for pension and other postretirement benefit obligations in future periods.

The “unfunded” balance, which can increase or decrease based on the performance of the financial markets or changes in our assumptions regarding rates, does not represent a mandatory short-term cash obligation. Instead, the unfunded balance of a pension plan is the difference between the projected benefit obligation to employees (PBO) and the fair value of the plan assets. While we comply with appropriate statutory funding requirements, as of December 31, 2006 and 2005, the unfunded balance of our pension plans were $173 million and $734 million. At December 31, 2006, in accordance with SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 123(R) (SFAS 158), we recorded in our Consolidated Balance Sheet a net liability of $418 million in relation to pension and other post retirement benefits. As of December 31, 2005, prior to the adoption of SFAS 158, we recorded in our Consolidated Balance Sheet a net liability of $438 million in relation to pension and other post retirement benefits. The accumulated other comprehensive loss, net of tax, includes $629 million and $214 million of pension and other postretirement benefit obligations at December 31, 2006 and 2005, respectively. Our other postretirement plan liabilities exceeded plan assets by $245 million and $270 million as of December 31, 2006 and 2005, respectively.

The expected return on plan assets is reviewed regularly and considered for adjustment annually based on current and expected asset allocations and represents the long-term return expected to be achieved. Decreases in the expected return on plan assets result in an increase to pension costs. An increase or decrease of 0.5 percent in the expected long-term rate of asset return would have decreased or increased, respectively, the net periodic benefit cost in 2006 by approximately $42 million.

Holding all other assumptions constant, a 25 basis point decrease in the discount rate would have increased the PBO by $264 million, while a 25 basis point increase in the discount rate would have decreased the PBO by $254 million.

The determinations of pension expense and pension funding are based on a variety of rules and regulations. Changes in these rules and regulations could impact the calculation of pension plan liabilities and the valuation of pension plan assets. They may also result in higher pension costs, additional financial statement disclosure and accelerate and increase the need to fund our pension plans. There are currently a number of legislative proposals being considered that, if enacted, would change the current rules. Most of these proposals would accelerate the pension funding as compared to the funding under existing rules.

We have multiple non-pension postretirement benefit plans. Our health care plans are generally contributory with participants’ contributions adjusted annually. For purposes of estimating our health care costs, we have assumed health care cost increases per annum to be 11.76 percent for 2007, then gradually declining to 4.97 percent per annum in 2014, and to remain at that level thereafter.

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

We operate in numerous tax jurisdictions and, as a result, are regularly subject to audit by tax authorities. We provide for tax contingencies, including potential tax audits, on the basis of the technical merits of the contingency, including applicable tax law, OECD guidelines and our best estimates of the facts and circumstances. Although we believe that our tax estimates are reasonable and that appropriate tax reserves have been made, the final determination of tax audits and any related litigation could be different than that which is reflected in our income tax provisions and accruals.

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

Material changes in our ability to retain control and exercise significant influence over an entity could change the accounting method between consolidations or the cost or equity methods, which could have a material impact on our Consolidated Financial Statements.

Additionally, pursuant to Financial Accounting Standards Board (FASB) Interpretation No. 46, Consolidation of Variable Interest Entities—an interpretation of ARB No. 51 (FIN 46) and revised Interpretation No. 46 (FIN 46(R)), we consolidate our interest in variable interest entities (VIEs) when we are considered the primary beneficiary. For those VIEs where we are not the primary beneficiary, we apply our existing consolidation policies in accordance with U.S. GAAP.

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

Contingencies

As more fully described in the Section below entitled “Contingencies and retained liabilities” and in Note 17 to our Consolidated Financial Statements, we are subject to proceedings, lawsuits and other claims and inquiries related to asbestos, environmental, labor, product, regulatory and other matters. We are required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses. A determination of the amount of provision required, if any, for these contingencies is made after analysis of each individual issue, often with assistance from both internal and external legal counsel and technical experts. The required amount of a provision for a contingency of any type may change in the future due to new developments in the particular matter, including changes in the approach to its resolution.

Restructuring

Certain restructuring provisions include estimates pertaining to employee termination costs and the settlements of contractual obligations resulting from our actions. The actual costs may differ from these estimates due to subsequent developments such as voluntary retirement of employees and other business developments. Restructuring costs are recorded in various lines within the Consolidated Income Statements depending on the nature of the charges. Employee termination costs are generally recorded in cost of sales or selling, general and administrative expenses, depending on the function of the employee. Asset impairments and sublease shortfall costs are recorded in other income (expense), net, in the Consolidated Income Statements.

NEW ACCOUNTING PRONOUNCEMENTS

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). Among other things, FIN 48 requires applying a two step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109, Accounting for Income Taxes (SFAS 109). The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50 percent likely to be realized upon ultimate settlement. This new guidance will be effective for us on January 1, 2007. We expect the transition effects to consist of reclassification of certain income tax-related liabilities in our Consolidated Balance Sheets. We expect a reclassification of approximately $350 million to $450 million primarily between certain current and non-current liabilities, and an immaterial adjustment to opening retained earnings. As required by FIN 48, prior periods will not be restated.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements and eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 provides a single definition for fair value that is to be applied consistently for all accounting applications, and also generally describes and prioritizes according to reliability the methods and inputs used in valuations. SFAS 157 will be effective for us on January 1, 2008. We are currently evaluating and assessing the impact of adopting SFAS 157 on our Consolidated Financial Statements.

In June 2006, the FASB ratified Emerging Issues Task Force (EITF) Issue No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation) (EITF 06-3). EITF 06-3 allows companies to present in their income statement any taxes assessed by a governmental authority that are directly imposed on revenue-producing transactions between a seller and a customer, such as sales, use, value-added and some excise taxes, on either a gross (included in revenues and costs) or a net (excluded from revenues) basis. EITF 06-3 will be effective for us in interim periods and fiscal years beginning after December 15, 2006. We present these transactions on a net basis and intend to continue this presentation in the future, therefore we do not expect the adoption of EITF 06-3 will have any impact on our Consolidated Financial Statements.

ACQUISITIONS, INVESTMENTS AND DIVESTITURES

Acquisitions and investments

During 2006, 2005 and 2004, we invested $3 million, $27 million and $24 million, respectively, in new businesses, joint ventures or affiliated companies.

Divestitures of businesses, joint ventures and affiliated companies

In 2006, 2005 and 2004, we received (paid) cash, net of cash disposed, from sales of businesses, joint ventures and affiliated companies of $27 million, $(97) million and $1,182 million, respectively. In relation to these transactions, we recognized gains in 2006, 2005 and 2004 within other income (expense), net, of $3 million, $21 million and $52 million, respectively. We also recognized losses related to the sale of operations in 2006, 2005, and 2004 within loss from discontinued operations, net of tax, of $83 million, $16 million and $63 million, respectively.

Divestitures in 2006

In December 2006, we sold our Cable business in Ireland. The Cable business in Ireland had revenues of $95 million, $76 million, and $79 million for the years ended December 31, 2006, 2005 and 2004, respectively. Net losses reported for 2006, 2005 and 2004 were $48 million, $15 million and $24 million, respectively and were recorded in losses from discontinued operations, net of tax. The majority of the $48 million loss reported in 2006 related to the sale of the business.

In 2006, we sold our Power Lines businesses in Venezuela and South Africa and we expect to complete the sale of our remaining Power Lines business in Brazil and Mexico in 2007. The Power Lines businesses in Venezuela and South Africa had revenues of $8 million, $18 million, and $29 million and net income (loss) of ($1) million, $0 million and $1 million for the years ended December 31, 2006, 2005 and 2004, respectively. The businesses in Brazil and Mexico had revenues of $80 million, $84 million and $50 million and net income (loss) of ($4) million, $3 million and $2 million for the years ended December 31, 2006, 2005 and 2004, respectively. Net income (loss) reported in each year was recorded in loss from discontinued operations, net of tax.

Divestitures in 2005

In November 2005, we completed the sale of our remaining Structured Finance business by divesting our Lease portfolio business in Finland. At the time of sale, the Lease portfolio business held lease and loan financial receivables of approximately $300 million and was the last remaining major entity of our Structured Finance business. In 2005, we recorded a loss of $28 million in loss from discontinued operations, net of tax, principally related to the loss on the sale of the business.

In 2005, we sold our Control Valves business in Japan. The Control Valves business had revenues of $26 million and $31 million as well as net income of $15 million and $3 million recorded in discontinued operations in 2005 and 2004, respectively. The net income recorded in 2005 includes $14 million related to the gain on the sale of our Control Valves business, recorded in loss from discontinued operations, net of tax.

In 2005, we completed the sale of our Foundry business. The Foundry business had revenues of $41 million in both 2005 and 2004, and net losses of $1 million and $17 million recorded in discontinued operations, net of tax in 2005 and 2004, respectively.

In 2005, we completed the sale of our Power Lines businesses in Nigeria, Italy and Germany. These businesses had revenues of $27 million and $117 million and net losses of $12 million and $75 million in 2005 and 2004 respectively, recorded in loss from discontinued operations, net of tax.

In 2005, we also sold our equity interest in the Termobahia power project in Brazil for $46 million, and recorded a loss in other income (expense), net, of $4 million in 2005 related to this investment.

Divestitures in 2004

In 2004, we sold our Upstream Oil, Gas and Petrochemicals business for an initial sales price of $925 million. Net cash proceeds from the sale were approximately $800 million, reflecting the initial sales price of $925 million adjusted for unfunded pension liabilities and changes in net working capital. The Upstream Oil, Gas and Petrochemicals business had revenues of $855 million and net losses of $70 million in 2004.

In 2004, we completed the sale of our Reinsurance business, net cash proceeds of approximately $280 million. The Reinsurance business recorded losses totaling $41 million in loss from discontinued operations, net of tax, and revenues of $139 million in 2004.

We sold the portion of our Building Systems business operating in Switzerland in 2004 for gross cash proceeds of approximately $39 million, but retained a 10 percent ownership interest. In 2004, we recognized a net gain on disposal of $12 million, before tax, in other income (expense), net.

In addition, in 2004, we sold our entire 15.7 percent equity interest in IXYS Corporation for approximately $42 million and recorded a gain, before tax, of $20 million in other income (expense), net.

In 2004, we also sold a business in Sweden for $11 million, resulting in a gain on disposal of $7 million, before tax, in other income (expense), net. Revenues and net income from this business and investments were not significant in 2004.

Other divestitures

During 2006, 2005 and 2004, we sold several operating units and investments, excluding the divestments disclosed above, for total proceeds of $9 million, $24 million and $39 million, respectively, and recognized net gains on disposal of $3 million, $25 million and $13 million, respectively, which are included in other income (expense), net. Revenues and net income from these businesses and investments were not significant in 2006, 2005 and 2004.

EXCHANGE RATES

We report our financial results in U.S. dollars (USD). A significant amount of our revenues, expenses, assets and liabilities are denominated in other currencies due to our global operations. As a consequence, movements in exchange rates between currencies may affect:

•       our profitability;

•       the comparability of our results between periods; and

•       the carrying value of our assets and liabilities.

We must translate non-USD denominated results of operations, assets and liabilities to USD in our Consolidated Financial Statements. Balance sheet items are translated to USD using year-end currency exchange rates. Income statement and cash flow items are translated to USD using the average currency exchange rate over the relevant period.

Increases and decreases in the value of the USD against other currencies will affect our reported results of operations in our Consolidated Income Statement and the value of certain of our assets and liabilities in our Consolidated Balance Sheet, even if our results of operations or the value of those assets and liabilities have not changed in their original currency. Because of the impact foreign exchange rates have on our reported results of operations and the reported value of our assets and liabilities, changes in foreign exchange rates could significantly affect the comparability of our reported results of operations between periods and result in significant changes to the reported value of our assets, liabilities and stockholders’ equity, as has been the case during the period from 2004 through 2006.

While we operate globally and report our financial results in USD, because of the location of our significant operations and because our headquarters are in Switzerland, exchange rate movements between the USD and both the euro (EUR) and the Swiss franc (CHF) are of particular importance to us.

The exchange rates between the USD and the EUR and the USD and the CHF as of December 31, 2006, 2005, and 2004, were as follows.

Exchange rates into $	2006	2005	2004
EUR 1.00	1.32	1.18	1.37
CHF 1.00	0.82	0.76	0.88

The average exchange rates between the USD and the EUR and the USD and the CHF for the years ended December 31, 2006, 2005 and 2004, were as follows.

Exchange rates into $	2006	2005	2004
EUR 1.00	1.25	1.25	1.25
CHF 1.00	0.80	0.81	0.81

When we incur expenses that are not denominated in the same currency as the related revenues, foreign exchange rate fluctuations could affect our profitability. To mitigate the impact of exchange rate movements on our profitability, it is our policy to enter into forward foreign exchange contracts to manage the foreign exchange risk of our operations.

In 2006, approximately 87 percent of our consolidated revenues were reported in currencies other than USD. The following percentages of our consolidated revenues were reported in the following currencies:

•       Euro, approximately 31 percent,

•       Chinese renminbi, approximately 8 percent,

•       Swedish krona, approximately 7 percent,

•       Swiss franc, approximately 5 percent and

•       Indian rupee, approximately 4 percent.

In 2006, approximately 86 percent of our consolidated cost of sales and selling, general and administrative expenses were reported in currencies other than USD. The following percentages of our consolidated cost of sales and selling, general and administrative expenses were reported in the following currencies:

•       Euro, approximately 31 percent,

•       Chinese renminbi, approximately 7 percent,

•       Swedish krona, approximately 6 percent,

•       Swiss franc, approximately 4 percent and

•       Indian rupee, approximately 4 percent.

We also incur expenses other than cost of sales and selling, general and administrative expenses in various currencies.

The results of operations and financial position of many of our non-United States subsidiaries are reported in the currencies of the countries in which those subsidiaries reside. We call these currencies “local currencies”. Local currency financial information is then translated into USD at applicable exchange rates for inclusion in our Consolidated Financial Statements.

The discussion of our results of operations below provides certain information with respect to orders, revenues, earnings before interest and taxes and other measures as reported in local currencies (as well as in USD). We measure period-to-period variations in local currency results by using a constant foreign exchange rate for all periods under comparison. Differences in our results of operations in local currencies as compared to our results of operations in USD are caused exclusively by changes in currency exchange rates.

While we consider our results of operations as measured in local currencies to be a significant indicator of business performance, local currency information should not be relied upon to the exclusion of U.S. GAAP financial measures. Instead, local currencies reflect an additional measure of comparability and provide a means of viewing aspects of our operations that, when viewed together with the U.S. GAAP results and our reconciliations, provide a more complete understanding of factors and trends affecting the business. Because local currency information is not standardized, it may not be possible to compare our local currency information to other companies’ financial measures that have the same or a similar title. We strongly encourage investors to review our financial statements and publicly-filed reports in their entirety, and not to rely on any single financial measure.

ORDERS

We book and report an order when a binding contractual agreement has been concluded with the customer covering, at a minimum, the price and scope of products or services to be supplied, the delivery schedule and the payment terms. The reported value of an order corresponds to the undiscounted value of revenues that we expect to recognize following delivery of the goods or services subject to the order, less any trade discounts and excluding any value added or sales tax. The value of orders received during a given period of time represents the sum of the value of all orders received during the period, adjusted to reflect the aggregate value of any changes to the value of orders received during the period and orders existing at the beginning of the period. These adjustments, which may in the aggregate increase or decrease the orders reported during the period, may include changes in the estimated order price up to the date of contractual performance, changes in the scope of products or services ordered, cancellations of orders and returns of delivered goods.

The undiscounted value of revenues we expect to generate from our orders at any point in time is represented by our order backlog. Approximately 15 percent of the value of total orders we recorded in 2006 were “large orders,” which we define as orders from third parties involving at least $15 million of products or services. Approximately 75 percent of the large orders of 2006 were recorded by our Power Systems and Process Automation divisions. Non-core and Other activities account for 16 percent of total large orders in 2006, representing the orders received by our Oil, Gas and Petrochemicals business. The Power Products, Automation Products and Robotics divisions account for the remainder of the total large orders during 2006. The remaining portion of total orders recorded in 2006 was “base orders”, which we define as orders from third parties for less than $15 million of products or services.

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

PERFORMANCE MEASURES

We evaluate the performance of our divisions primarily based on orders received, revenues, earnings before interest and taxes (EBIT), and EBIT as a percentage of revenues (EBIT margin). The orders, revenues and EBIT of our divisions include interdivisional transactions. In 2006 and 2005, over 90 percent of our core divisions’ orders and revenues were from third-party customers. EBIT is the amount resulting from the subtraction of our cost of sales, selling, general and administrative expenses and other income (expense), net, from our revenues.

ANALYSIS OF RESULTS OF OPERATIONS

Our results from operations were as follows:

	Year ended December 31,
	2006	2005	2004
	(U.S. dollars in millions, except per share data)
Orders	28,401	23,194	21,185
Order backlog(1)	16,953	11,956	12,167
Revenues	24,412	22,012	20,149
Cost of sales	(17,541)	(16,405)	(15,241)
Gross profit	6,871	5,607	4,908
Selling, general and administrative expenses	(4,434)	(3,883)	(3,777)
Other income (expense), net	149	54	(40)
EBIT	2,586	1,778	1,091
Net interest and other finance expense	(153)	(246)	(209)
Provision for income taxes	(697)	(490)	(338)
Minority interest	(179)	(131)	(102)
Income from continuing operations before cumulative effect of accounting change	1,557	911	442
Loss from discontinued operations, net of tax	(167)	(171)	(477)
Cumulative effect of accounting change, net of tax	—	(5)	—
Net income (loss)	1,390	735	(35)
Basic earnings (loss) per share:
Income from continuing operations before cumulative effect of accounting change	0.73	0.45	0.22
Net income (loss)	0.65	0.36	(0.02)
Diluted earnings (loss) per share:
Income from continuing operations before cumulative effect of accounting change	0.71	0.44	0.22
Net income (loss)	0.63	0.36	(0.02)

(1)             as of December 31

A more detailed discussion of the orders, revenues, and EBIT for our individual divisions and other businesses follows in the sections below entitled “Power Products”, “Power Systems”, “Automation Products”, “Process Automation”, “Robotics”, “Non-core and Other activities”, “Corporate” and “Discontinued operations”.

Orders

	Year ended December 31,
	2006	2005	2004
	(U.S. dollars in millions, except per share data)
Power Products	8,743	6,879	5,888
Power Systems	5,733	4,468	4,108
Automation Products	7,706	6,210	5,487
Process Automation	6,550	5,400	4,695
Robotics	1,240	1,496	1,544
Core divisions	29,972	24,453	21,722
Non-core and Other activities	1,551	1,059	1,723
Oil, Gas and Petrochemicals	1,184	697	1,216
Other Non-core activities	367	362	507
Corporate/Other and inter-division eliminations	(3,122)	(2,318)	(2,260)
Total	28,401	23,194	21,185

Our orders in 2006 increased by 22 percent (22 percent in local currencies) to $28,401 million. All core divisions, except Robotics, reported growth in the range of 21 percent to 28 percent in both USD and in local currencies. Our Power Systems division benefited from increasing customer investments in power grid expansion and refurbishment, reporting strong order growth as it successfully pursued a number of large substation projects. Order growth in our Process Automation division was recorded across the board in the oil and gas, marine, minerals, pulp and paper and turbochargers businesses. Our Power Products division reported significant growth, especially in the transformers business. Orders in our Automation Products division benefited from increasing demand from industrial end-customers, OEMs and system integrators in the industrial markets. In our Power Products and Automation Products divisions, volume growth was also driven by price increases to offset higher raw material costs. Orders in our Robotics division further decreased reflecting a continued slowdown in the automotive market. The increase of orders in Non-core and Other activities was the result of large orders received by our Oil, Gas and Petrochemicals business.

In 2005, our orders grew by 9 percent (9 percent in local currencies) and our Power Products, Power Systems, Automation Products, and Process Automation divisions all reported significant increases in their respective orders. We started to experience a slowdown of business in the automotive sector in 2005, resulting in lower orders received as compared to 2004 for our Robotics division. Orders in Non-core and Other activities in 2005 decreased by 39 percent (38 percent in local currencies). This was mainly due to changes in the bidding policy in our Oil, Gas, and Petrochemicals business in order to reduce the number of projects performed under long-term fixed price contracts and to increase the number of projects providing for the reimbursement of expenses as incurred.

Large orders in 2006 increased by 77 percent (75 percent in local currencies) to $4,326 million, compared to the 7 percent (7 percent in local currencies) decrease reported in 2005. The relative share of large orders compared to the total orders increased from 11 percent in 2005 to 15 percent in 2006.

We determine the geographic distribution of our orders based on the location of the customer, which may be different from the ultimate destination of the products’ end use. The geographic distribution of our consolidated orders in 2006, 2005 and 2004 was approximately as follows:

	Year ended December 31,
	2006	2005	2004
	(U.S. dollars in millions)
Europe	12,547	10,545	10,607
The Americas	5,183	4,443	3,742
Asia	6,998	5,773	4,979
Middle East and Africa	3,673	2,433	1,857
Total	28,401	23,194	21,185

In 2006, orders from Europe increased by 19 percent (18 percent in local currencies) as utilities customers in this region continued to invest in power grid upgrades and interconnection to increase the efficiency and reliability of their networks. In particular, we experienced significant increases in Russia, Germany, Italy, Sweden and Norway. Orders from the Americas increased by 17 percent (15 percent in local currencies), as demand for refurbishing aging power equipment and upgrades in the industrial sector to achieve energy efficiency continued, particularly in Canada and the United States. The order development in South America increased by 10 percent (5 percent in local currencies) mainly driven by higher demand in Argentina and Chile. Orders from Asia increased by 21 percent (21 percent in local currencies) as our business in this region continued to benefit from the rapid pace of development especially in China and India, where investment in new infrastructure increased to support their economic growth. Orders from MEA increased by 51 percent (52 percent in local currencies) due to growing demand fueled by the need for power infrastructure to support growth in the oil and gas sector. We experienced generally strong demand from industrial customers in all regions which was driven by the need to improve efficiency in the face of high energy and raw material prices, and was supported by the current strength in the global economy.

Orders in 2005 from Europe were unchanged in both reporting and local currencies as compared to 2004, as moderate growth in western Europe offset a decrease in eastern Europe, caused mainly by a reduction in large projects. Orders from the Americas grew 19 percent (16 percent in local currencies), driven by strong demand for power infrastructure and automation products in South America. Growth in orders from the Americas was also supported by demand in North America, specifically in the United States for power systems and equipment. Orders in Asia increased 16 percent (14 percent in local currencies), reflecting investments in power and industry infrastructure, predominantly in India. Orders from MEA rose 31 percent (31 percent in local currencies), primarily as a result of several large orders for power infrastructure projects.

Order backlog

	Year ended December 31,
	2006	2005	2004
	(U.S. dollars in millions)
Power Products	4,947	3,499	3,192
Power Systems	5,627	4,085	4,283
Automation Products	2,439	1,417	1,200
Process Automation	3,991	2,647	2,585
Robotics	441	506	723
Core divisions	17,445	12,154	11,983
Non-core and Other activities	1,046	802	1,336
Oil, Gas and Petrochemicals	1,022	774	1,251
Other Non-core activities	24	28	85
Corporate/Other and inter-division eliminations	(1,538)	(1,000)	(1,152)
Total	16,953	11,956	12,167

As a result of the strong growth in orders received, order backlog at the end of 2006 increased by $4,997 million, or 42 percent (33 percent in local currencies) to $16,953 million, despite higher revenue growth. Growth in the order backlog was further supported by an increased volume of large orders with long delivery schedules, particularly in our Power Systems division, Process Automation division and the Oil, Gas and Petrochemicals business.

The order backlog in 2005 decreased by $211 million, or 2 percent (increased 8 percent in local currencies), to $11,956 million. The order backlog in our core divisions increased by 1 percent (11 percent in local currencies) which was more than offset by a 40 percent decline (34 percent in local currencies) in the order backlog in our Non-core and Other activities mainly due to lower orders in our Oil, Gas and Petrochemicals business.

Revenues

	Year ended December 31,
	2006	2005	2004
	(U.S. dollars in millions)
Power Products	7,422	6,307	5,621
Power Systems	4,544	4,085	3,744
Automation Products	6,837	5,897	5,385
Process Automation	5,448	4,996	4,635
Robotics	1,288	1,699	1,451
Core divisions	25,539	22,984	20,836
Non-core and Other activities	1,369	1,348	1,668
Oil, Gas and Petrochemicals	988	933	1,079
Other Non-core activities	381	415	589
Corporate/Other and inter-division eliminations	(2,496)	(2,320)	(2,355)
Total	24,412	22,012	20,149

Revenues in 2006 increased by $2,400 million or 11 percent (10 percent in local currencies), to $24,412 million. Revenues in Power Products and Automation Products increased by 18 percent (16 percent in local currencies) and 16 percent (15 percent in local currencies), respectively, as a result of increased order intake, higher capacity utilization to execute the increasing volume of orders received and price increases to compensate for the higher cost of raw materials. The execution of system orders, particularly large orders from the order backlog at the beginning of the year and those received in the first half of 2006, contributed to revenue growth in the Power Systems and Process Automation divisions, which recorded growth of 11 percent (10 percent in local currencies) and 9 percent (8 percent in local currencies), respectively, in 2006. The slowdown in the automotive market during 2005 and 2006 was reflected in our Robotics division revenues, which declined by 24 percent (25 percent in local currencies). Non-core and Other activities reported slightly higher revenues resulting from large projects in the Oil, Gas and Petrochemicals business.

In 2005, revenues increased by $1,863 million, or 9 percent (8 percent in local currencies), to $22,012 million from $20,149 million in 2004. Also in 2005, revenue growth reflected a higher level of execution of orders from the order backlog and from new orders received during 2005 in most of our core divisions. The revenue decrease in Non-core and Other activities was primarily due to lower order volume in the Oil, Gas, and Petrochemicals business following changes in its bidding policies to refrain from long-term fixed-price contracts.

We determine the geographic distribution of our revenues based on the location of the customer, which may be different from the ultimate destination of the products’ end use. The geographic distribution of our consolidated revenues over the three year period ending December 31, was approximately as follows:

	Year ended December 31,
	2006	2005	2004
	(U.S. dollars in millions)
Europe	11,435	10,709	10,289
The Americas	4,526	4,231	3,557
Asia	6,103	5,127	4,261
Middle East and Africa	2,348	1,945	2,042
Total	24,412	22,012	20,149

Revenues in Europe increased by 7 percent (6 percent in local currencies) in 2006. In particular we experienced significant increases in revenues in Russia, Germany, Italy, Sweden and Norway. However, as a result of the rapid growth in other regions, the relative share of orders from the European market decreased to 47 percent of our total orders in 2006, compared to 49 percent in 2005. Revenues from Asia, which increased by 19 percent (18 percent in local currencies), derived mainly from China and India, and accounted for 25 percent of total revenues, compared to 23 percent a year earlier. Revenues in the Americas increased by 7 percent (5 percent in local currencies), and by the end of 2006 represented 18 percent of the total group revenues, compared to 19 percent in the previous year. Revenues from MEA accounted for a 10 percent share of total group revenues, compared to 9 percent in 2005, which represented an increase of 21 percent compared to 2005.

Revenues in Europe increased by 4 percent (4 percent in local currencies) in 2005 compared to 2004. The increased revenues from our core divisions in this region more than offset a reduction in revenues from our Non-core and Other activities. Revenues from the Americas increased by 19 percent in 2005 (16 percent in local currencies) compared to 2004. The increase in 2005 primarily resulted from the execution of large projects in Mexico, Canada, Brazil and the United States. Revenues from Asia increased 20 percent (18 percent in local currencies) in 2005, as a result of market growth in China, India, Australia and South Korea. Revenues from MEA decreased 5 percent in 2005 (6 percent in local currencies) relative to 2004, following a lower volume of orders received during 2004.

Cost of sales

Cost of sales increased by $1,136 million, or 7 percent (6 percent in local currencies), to $17,541 million in 2006, after an increase in 2005 of $1,164 million, or 8 percent (7 percent in local currencies), primarily due to increased volume of revenues and purchase price increases in some raw materials.

Cost of sales consists primarily of labor, raw materials and related components. Cost of sales also includes provisions for warranty claims, contract losses and project penalties, employee severance expenses as well as order-related development expenses incurred in connection with projects for which corresponding revenues were recognized.

Order-related development expenses are recorded in cost of sales, and amounted to $840 million, $726 million and $723 million in 2006, 2005 and 2004, respectively. Order-related development expenses are initially recorded in inventories as work-in-progress, and are reflected in cost of sales at the time revenue is recognized.

The overall gross profit margin continued to increase, from 24.4 percent in 2004, to 25.5 percent in 2005 to 28.1 percent in 2006. Aside from higher capacity utilization from increasing volumes, margin improvements were attributable to internal process improvement programs initiated in the last few years. Higher productivity levels, savings from supply chain management, and improved project execution, including strict monitoring of risks, were the main factors contributing to the margin improvements in 2006 and 2005.

Selling, general and administrative expenses

The components of selling, general and administrative expenses were as follows:

	Year ended December 31,
	2006	2005	2004
	(U.S. dollars in millions)
Selling expenses	(2,238)	(2,076)	(1,863)
Selling expenses as a percentage of orders received	7.9%	9.0%	8.8%
General and administrative expenses	(2,196)	(1,807)	(1,914)
General and administrative expenses as a percentage of revenues	9.0%	8.2%	9.5%
Total selling, general and administrative expenses	(4,434)	(3,883)	(3,777)
Total selling, general and administrative expenses as a percentage of the average orders received and revenues	16.8%	17.2%	18.3%

Selling, general and administrative expenses increased by $551 million or 14 percent (13 percent in local currencies) to $4,434 million in 2006, from $3,883 million in 2005. In 2005, selling, general and administrative expenses increased by $106 million, or 3 percent (2 percent in local currencies), to $3,883 million from $3,777 million in 2004.

Selling expenses in 2006 increased by $162 million to $2,238 million from $2,076 million in 2005. In 2005, selling expenses increased by $213 million, from $1,863 million reported in 2004. Higher selling expenses in the last two years reflected increased selling activities in line with the growing market demand, especially in high growth markets in Asia. Special sales programs and selling costs associated with new joint ventures, especially in the emerging markets, have further contributed to the increase in selling expenses. Expressed as a percentage of orders received, selling expenses decreased by 1.1 percentage points in 2006, relative to 2005 after increasing by 0.2 percent in 2005 compared to 2004.

General and administrative expenses increased by $389 million to $2,196 million in 2006, after decreasing by $107 million to $1,807 million in 2005 from $1,914 million in 2004. General and administrative expenses included non-order related R&D which increased 14 percent in 2006, relative to 2005 after increasing 4 percent in 2005 compared to 2004. Expressed as a percentage of revenues, the total general and administrative expenses increased by 0.8 percent in 2006, compared to 2005 after decreasing by 1.3 percent in 2005 relative to 2004. Increased development activities, primarily in our Power Systems and Power Products divisions and costs incurred to implement incremental internal control measures to comply with the provisions of the Sarbanes Oxley Act of 2002, were the main drivers for the increase in the general and administrative expenses. In 2004, an increase in the general and administrative expenses in the core divisions was more than offset by a reduction in expenses in Non-core and Other activities and Corporate driven by a lower level of business activity and lower corporate costs.

Total selling, general and administrative expenses, which are related to both orders received and revenues, expressed as a percentage of the average of orders received and revenues, decreased in 2006 by 0.4 percent to 16.8 percent from 17.2 percent in 2005 which was lower than the 18.3 percent recorded in 2004 signifying the improvements in the overall relative cost levels compared to the business volumes.

Other income (expense), net

	Year ended December 31,
	2006	2005	2004
	(U.S dollars.in millions)
Restructuring expenses	3	(51)	(141)
Capital gains, net	75	62	80
Asset write-downs	(12)	(58)	(93)
Income from licenses, equity accounted companies and other	83	101	114
Total	149	54	(40)

Other income (expense), net, typically consists of restructuring expenses, gains or losses from the sale of businesses, gains or losses from the sale or disposal of property, plant and equipment, asset write-downs, our share of income or loss from equity accounted companies, principally from our Equity Ventures business, and license income.

Restructuring costs are recorded in various lines within the Consolidated Income Statements depending on the nature of the charges. The reduction of a restructuring liability, due to a change in estimate, led to income of $3 million reported as restructuring expenses in other income (expense), net in 2006. Restructuring expenses in 2005 included $18 million in our Automation Products division, $6 million in our Robotics division, $11 million in our Power Products division, primarily related to factory closings and streamlining operations in Europe, and $16 million in Non-core and Other activities, mainly in real estate. We implemented major restructuring programs in previous periods focused on increasing productivity and streamlining operations, particularly in Non-core and Other activities to help prepare the businesses for divestment. Restructuring expenses recorded in 2004 were primarily from the execution of these restructuring programs.

In 2006 and 2005, respectively, the capital gains, net, included approximately $65 million and $45 million of gains from the sale of land and buildings in Europe. Capital gains, net, in 2005 also included $18 million in gains on the sale of shares and participations in our Equity Ventures business and other transactions. Capital gains, net, in 2004 included gains of $33 million on the sale of land and buildings, $20 million on the sale of our shares of IXYS Corporation and lesser amounts from a number of smaller transactions.

Asset write-downs in 2006 included the impairment of long-lived assets of $8 million, primarily in Europe, and a few minor write-downs on loans and investments. In 2005, asset write-downs amounted to $36 million on long-lived assets, mainly in Europe, and $22 million on loans and investments, primarily in our Equity Ventures business. Asset write-downs in 2004 included charges of $93 million in respect of goodwill, an e-business investment, property, plant and equipment and notes receivable in our Power Products division.

License income in 2006 was $3 million, most of which came from Turbocharger licensing to third parties in Asia. In 2005 and 2004, license income was $9 million and $24 million, respectively, primarily reflecting income from liquid crystal display licenses. The reduction in license income in 2005 and 2006 reflects the expiration of certain license agreements.

Income from equity accounted companies mainly represented our share of net income from our equity investments. In 2006, these consisted primarily of $67 million from Jorf Lasfar Energy Company, Casablanca (power project in Morocco, Africa) and relatively smaller amounts of income from various other equity accounted companies in India and in the United States.

Income from equity accounted companies was $109 million and $87 million in 2005 and 2004, respectively, which included income of $62 million and $68 million in 2005 and 2004, respectively, from our investment in Jorf Lasfar, and income of $23 million in 2005 from our investment in a power project in Neyveli, India.

Earnings before interest and taxes

Our EBIT over the three year period was as follows:

	Year ended December 31,
	2006	2005	2004
	(U.S. dollars in millions)
Power Products	961	616	514
Power Systems	279	187	119
Automation Products	1,053	822	673
Process Automation	541	398	271
Robotics	1	91	80
Core divisions	2,835	2,114	1,657
Non-core and Other activities	72	65	(26)
Oil, Gas and Petrochemicals	1	48	(4)
Other Non-core activities	71	17	(22)
Corporate/Other and inter-division eliminations	(321)	(401)	(540)
Total	2,586	1,778	1,091

EBIT increased by $808 million, or 45 percent (44 percent in local currencies), to $2,586 million in 2006, and by $687 million, or 63 percent (61 percent in local currencies), to $1,778 million in 2005.

The EBIT margins for our core divisions and on a consolidated basis for the years ended December 31, 2006, 2005 and 2004, are as follows:

	Year ended December 31,
	2006	2005	2004
Power Products	12.9%	9.8%	9.1%
Power Systems	6.1%	4.6%	3.2%
Automation Products	15.4%	13.9%	12.5%
Process Automation	9.9%	8.0%	5.8%
Robotics	0.1%	5.4%	5.5%
Core divisions	11.1%	9.2%	8.0%
Consolidated	10.6%	8.1%	5.4%

The higher group EBIT and EBIT margin were achieved through higher contribution from increased revenues and increased factory loadings, better execution of large projects and sourcing of production capacity, components and materials from low cost countries.

Net interest and other finance expense

Net interest and other finance expense consists of interest and dividend income offset by interest and other finance expense. Interest and other finance expense includes interest expense on our debt, securitization costs, the amortization of upfront costs associated with our credit facility and our debt securities, commitment fees on our bank facility, gains (losses) on marketable securities, the accretion to par of our $968 million convertible bonds up until their conversion and, in 2004, expenses associated with the change in fair value of the embedded derivative that was in these bonds.

	Year ended December 31,
	2006	2005	2004
	(U.S. dollars in millions)
Interest and dividend income	151	157	151
Interest and other finance expense	(304)	(403)	(360)
Net interest and other finance expense	(153)	(246)	(209)

Interest and dividend income decreased slightly in 2006 compared to 2005 despite an increase in interest rates and an overall increase in the aggregate balance of cash and equivalents and marketable securities and short-term investments. The principal reason was that a higher proportion of the cash and equivalents, marketable securities and short-term investments balances during 2006 were invested in accumulating net asset value money-market funds where the income is not distributed but is reflected by an increase in value of the funds’ shares and is realized upon the sale of such investments. Gains on the sale of such securities are recorded in interest and other finance expense in the table above.

Interest and dividend income increased slightly in 2005 compared to 2004 due to an increase in interest rates partially offset by a reduction in the average balance of cash and marketable securities.

Interest and other finance expense decreased in 2006 to $304 million from $403 million in 2005. Although the induced conversion of our $968 million convertible bonds during the second quarter of 2006 resulted in savings in interest expense in 2006, these were substantially offset by the costs of the conversion and the accelerated amortization of deferred issuance costs on these bonds. Our average debt level in 2006 was lower than in 2005 but this benefit in terms of interest expense was offset by the continuing upward trend in interest rates and a charge of $19 million in 2006 relating to the accretion to par of our discounted asbestos obligations. The higher income generated from money market funds in 2006 compared to 2005, contributed to lower interest and finance expense in 2006 compared to 2005, as did the reduction in securitization expense associated with lower levels of securitization in 2006 compared to 2005, and the non-recurrence in 2006 of certain items occurring in 2005, such as the $19 million loss on repurchase of bonds and the write-off of $12 million of unamortized costs on a $1 billion credit facility replaced prior to expiry.

Interest and other finance expense increased in 2005 to $403 million compared to $360 million in 2004. Debt maturities and debt repurchases during 2005 resulted in a lower average level of debt in 2005 than in 2004 which, together with the interest rate swaps that we entered into in 2005 to effectively convert the interest obligations on our 6.5% 650 million euro bonds and our 3.75% 500 million Swiss franc bonds from fixed to floating rate, resulted in a lower total interest expense on debt in 2005 than in 2004, despite an increase in market interest rates during 2005. Interest and other finance expense in 2005 also includes $18 million expense in respect of our group securitization programs, a loss on repurchase of our bonds of $19 million, the write-off of $12 million of unamortized costs on our $1 billion credit facility and $31 million expense relating to the accretion to par of our $968 million convertible bonds.

Interest and other finance expense in 2004 included a $43 million non-cash gain on available for sale marketable securities contributed to our German pension funds, $20 million expense relating to our group securitization programs and $52 million related to the change in fair value of the embedded derivative and the amortization of the related discount on issuance from our $968 million convertible bonds.

Provision for income taxes

	Year ended December 31,
	2006	2005	2004
	(U.S. dollars in millions)
Income from continuing operations, before taxes and minority interest and cumulative effect of accounting change	2,433	1,532	882
Provision for income taxes	(697)	(490)	(338)
Effective tax rate for the year	28.6%	32.0%	38.3%

The provision for taxes in 2006 was $697 million, representing an effective tax rate for the year of 28.6 percent. The provision for taxes in 2006 includes an expense of approximately $35 million relating to items that are deducted for accounting purposes but not for the purpose of computing taxable income, such as interest expense, state and local taxes on productive activities, and other non-deductible expenses. Furthermore, the provision for taxes in 2006, also includes an expense of approximately $70 million relating to a net increase in tax accruals. The main driver of the positive tax rate development over the last three years is the increased earnings from lower tax jurisdictions.

The provision for taxes in 2005 was $490 million, representing an effective tax rate for the year of 32.0 percent. The provision for taxes in 2005 includes an expense of approximately $60 million relating to items that are deducted for accounting purposes but not for the purpose of computing taxable income, such as interest expense, state and local taxes on productive activities, and other non-deductible expenses.

The provision for taxes in 2004 was $338 million, representing an effective tax rate for the year of 38.3 percent. The provision for taxes in 2004 includes an expense relating to a valuation allowance of $115 million, predominantly relating to our operations in Canada and France, a benefit of approximately $45 million from losses relating to a post-divestment reorganization and a benefit of approximately $39 million relating to the resolution of certain prior year tax matters.

Income from continuing operations before cumulative effect of accounting change

Income from continuing operations before cumulative effect of accounting change increased by $646 million to $1,557 million in 2006 as compared to $911 million in 2005, primarily reflecting increased EBIT and reduced net interest and other finance expenses partly offset by an increase in the provision for taxes in 2006.

Income from continuing operations before cumulative effect of accounting change increased by $469 million to $911 million in 2005 as compared to $442 million in 2004. The increase reflects improved EBIT partly offset by increases in net interest and other finance expense and provision for taxes in 2004.

Loss from discontinued operations, net of tax

For a detailed discussion of the loss from discontinued operations, net of tax, as well as a detailed discussion of the results of our discontinued operations, see “Discontinued operations”, and Note 3 Held for sale and discontinued operations to our Consolidated Financial Statements.

Net income (loss)

As a result of the factors discussed above, net income improved by $655 million to $1,390 million in 2006. In 2005, net income improved by $770 million to $735 million from a net loss of $35 million in 2004.

Earnings (loss) per share

	Year ended December 31,
	2006	2005	2004
	(U.S. dollars)
Income from continuing operations before cumulative effect of accounting change:
Basic	0.73	0.45	0.22
Diluted	0.71	0.44	0.22
Loss from discontinued operations, net of tax:
Basic	(0.08)	(0.09)	(0.24)
Diluted	(0.08)	(0.08)	(0.24)
Net income (loss):
Basic	0.65	0.36	(0.02)
Diluted	0.63	0.36	(0.02)

Basic earnings (loss) per share is calculated by dividing income (loss) by the weighted-average number of shares outstanding during the year. Diluted earnings (loss) per share is calculated by dividing income (loss) by the weighted-average number of shares outstanding during the year, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise: outstanding written call options; outstanding options and shares conditionally granted under our employee incentive plans; and shares issuable upon conversion of our outstanding convertible bonds. See Note 23 Earnings per share to our Consolidated Financial Statements.

Power Products

The financial results of our Power Products division were as follows:

	Year ended December 31,
	2006	2005	2004
	(U.S. dollars in millions)
Orders	8,743	6,879	5,888
Order backlog	4,947	3,499	3,192
Revenues	7,422	6,307	5,621
EBIT	961	616	514

Orders

Orders increased by $1,864 million, or 27 percent (26 percent in local currencies), to $8,743 million in 2006, due to higher demand for power infrastructure improvements in many markets. The increase in orders reflected growth in all businesses, led by transformers. Base orders, which grew by 27 percent, made up the vast majority of orders in 2006. Price increases to cover the increase in the cost of raw materials also contributed to the orders increase in 2006. In 2005, orders increased by $991 million, or 17 percent (15 percent in local currencies), from $5,888 million, reflecting growth in many market segments.

The geographic distribution of orders as a percentage of total orders over the three year period for our Power Products division was approximately as follows:

	Year ended December 31,
	2006	2005	2004
Europe	35%	35%	38%
The Americas	25%	25%	23%
Asia	30%	32%	30%
Middle East and Africa	10%	8%	9%
Total	100%	100%	100%

The share of orders from Middle East and Africa (MEA) increased in 2006 reflecting strong demand, supported by high oil prices and increased investment in infrastructure in the region. Orders in Asia, though accounting for a slightly lower share of the total orders relative to 2005, continued to grow strongly as demand increased in many countries, particularly in China and India due to increased investment in grid infrastructure. Order growth in the Americas increased mainly due to orders from the United States driven by the need to replace aging infrastructure and to meet existing mandated reliability standards and load growth. Growth in Europe, which continued to be the largest regional source of orders, was driven by the replacement of aging infrastructure and demand for new interconnections.

The share of orders in Europe and MEA of the total division orders decreased relative to 2004, reflecting a higher proportion of increases in the Americas and Asia. Orders in 2005 grew significantly and were led by the Americas, in particular Brazil, where orders doubled due to several large orders, and further growth in the United States. Orders in 2005, also grew in Europe, which was the division’s largest regional source of orders, primarily as a result of increased demand from central and eastern Europe. Orders in Asia increased significantly due to increased power infrastructure investments in China and India. Orders in MEA increased primarily due to increased infrastructure investments supported by rising oil prices.

Order backlog

Order backlog increased by $1,448 million, or 41 percent (34 percent in local currencies), to $4,947 million as of December 31, 2006 from $3,499 million as of December 31, 2005, as a result of increased order intake, particularly due to an increase in orders with longer delivery schedules.

Order backlog increased by $307 million, or 10 percent (16 percent in local currencies), to $3,499 million as of December 31, 2005 from $3,192 million as of December 31, 2004, reflecting primarily the increase in orders received.

Revenues

Revenues increased by $1,115 million, or 18 percent (16 percent in local currencies), to $7,422 million in 2006 from $6,307 million in 2005. Revenues increased as a result of higher order intake and sales price increases to cover increased raw material costs. Revenues increased by $686 million, or 12 percent (11 percent in local currencies), to $6,307 million in 2005 from $5,621 million in 2004 as a result of order growth experienced in many market segments, particularly in transformers.

The geographic distribution of revenues in 2006, 2005 and 2004 for our Power Products division was approximately as follows:

	Year ended December 31,
	2006	2005	2004
Europe	36%	36%	40%
The Americas	24%	25%	23%
Asia	31%	30%	28%
Middle East and Africa	9%	9%	9%
Total	100%	100%	100%

Regionally, revenue growth in 2006 was led by Asia, which slightly increased its share of total revenues, reflecting higher revenues in China and India. Revenues increased in the Americas, though representing a slightly lower share of total division revenues, particularly in the United States, Brazil and Venezuela. However, as a result of the rapid growth in Asia, the relative share of total revenues from the Americas decreased while Europe and MEA each maintained their share of revenues compared to 2005.

Revenues grew in Europe, led by Russia and Germany. In MEA the increase in revenues was driven by Saudi Arabia.

Regionally, revenues in 2005 were lower in Europe contributing to a decrease in the share of total division revenues as demand for power transmission and distribution products was moderate in this region, particularly in the first half of the year. Growth in China and India were the main drivers for the revenue increase and consequently the share of revenues in Asia. The Americas share of total division revenues increased slightly due to revenue growth in the region, particularly in Canada and Brazil. MEA maintained its share of total revenues with an increase in the value of revenues relative to 2004, primarily in Saudi Arabia.

Earnings before interest and taxes

EBIT grew by $345 million, or 56 percent (54 percent in local currencies), to $961 million in 2006 from $616 million in 2005. The EBIT margin for the division was 12.9 percent in 2006, as compared to 9.8 percent in 2005. EBIT and EBIT margin benefited from higher contribution from increased revenues, improved factory loading across all businesses, operational and productivity improvements, supply chain savings and lower costs related to the transformer consolidation program, which totaled $38 million in 2006.

EBIT grew by $102 million, or 20 percent (19 percent in local currencies), to $616 million in 2005. The EBIT margin amounted to 9.8 percent in 2005 compared to 9.1 percent in 2004, reflecting higher contribution from the increased revenues, savings from supply chain management, sourcing from low cost countries and productivity improvements, which more than offset the total charges of $123 million related to the transformer consolidation program recorded in 2005.

Power Systems

The financial results of our Power Systems division were as follows:

	Year ended December 31,
	2006	2005	2004
	(U.S. dollars in millions)
Orders	5,733	4,468	4,108
Order backlog	5,627	4,085	4,283
Revenues	4,544	4,085	3,744
EBIT	279	187	119

Orders

Orders increased by $1,265 million, or 28 percent (28 percent in local currencies), to $5,733 million in 2006. The increase in orders reflected significant growth in the number of large orders as demand for power transmission and distribution systems remained strong in most markets. The largest project secured in 2006 was a $450 million order to deliver substations to a grid expansion project in Qatar. Orders in 2005 included a $220 million order to deliver substations to the Gulf Grid project, while orders in 2004 contained a $390 million order related to the Three Gorges hydro power project in China.

The geographic distribution of orders in 2006, 2005 and 2004 for our Power Systems division was approximately as follows:

	Year ended December 31,
	2006	2005	2004
Europe	38%	41%	41%
The Americas	17%	16%	16%
Asia	16%	15%	26%
Middle East and Africa	29%	28%	17%
Total	100%	100%	100%

Orders in 2006 remained strong in MEA, as the high demand for large system projects in the region continued. Order growth in Europe was based on increases in both large projects and base orders. The growth in orders in Europe was driven by the need for interconnections and grid upgrades. Europe continued to be the largest regional source of orders. However, Europe’s percentage of the division’s orders decreased from 41 percent in 2005 to 38 percent in 2006, due to higher proportional increases in all other regions. Order growth in North America was mainly due to a $180 million HVDC project in Canada. India, led the order increase in Asia.

Order growth in 2005 was strong in MEA, particularly in the Middle East, as energy demand and high fuel prices drove transmission and distribution investments. Orders increased in Europe as demand in western Europe recovered and orders from central and eastern Europe slightly exceeded those in 2004. There was a modest order growth in the Americas as higher orders in South America compensated for a decrease in North America. Orders were down in Asia, as the $390 million Three Gorges project in China in 2004 could not be matched.

Order backlog

The order backlog increased by $1,542 million, or 38 percent (29 percent in local currencies), to $5,627 million as of December 31, 2006, from $4,085 million as of December 31, 2005, particularly reflecting the increase in large orders during 2006.

The order backlog decreased by $198 million, or 5 percent, to $4,085 million as of December 31, 2005, from $4,283 million as of December 31, 2004. In local currencies the order backlog however increased by 6 percent, mainly reflecting the growth in orders received.

Revenues

Revenues increased by $459 million, or 11 percent (10 percent in local currencies), to $4,544 million in 2006, from $4,085 million in 2005. The revenues grew primarily as a result of increased project execution from the strong order backlog.

Revenues increased by $341 million, or 9 percent (8 percent in local currencies), to $4,085 million in 2005 from $3,744 million in 2004, principally reflecting significant growth in our Grid Systems and Network Management businesses.

The geographic distribution of revenues in 2006, 2005 and 2004 for our Power Systems division was approximately as follows:

	Year ended December 31,
	2006	2005	2004
Europe	44%	43%	42%
The Americas	16%	16%	17%
Asia	20%	22%	20%
Middle East and Africa	20%	19%	21%
Total	100%	100%	100%

Regionally, revenue growth in 2006 was led by MEA and mainly related to project execution in the Middle East. The share of regional revenues to the total division revenues decreased in Asia and remained at the same level in the Americas in 2006 relative to 2005 due to higher proportion of increases from Europe and MEA. The revenue increase in Europe was led by central and eastern Europe, with strong growth in Russia. Higher revenues in South America more than compensated for a small decrease in North America. The revenue increase in Asia was largely attributable to India.

The share of revenues increased in Europe and Asia as a reflection of the strong growth in these regions. Revenue growth in 2005 was led by Asia, reflecting higher revenues in China and India. Revenues increased in Europe, as higher revenues in western Europe compensated for a small decrease in revenues in central and eastern Europe. Revenues were unchanged in MEA and were slightly down in the Americas, primarily due to a decrease in the United States.

Earnings before interest and taxes

EBIT for our Power Systems division grew by $92 million, or 49 percent (46 percent in local currencies), to $279 million in 2006. The EBIT margin for the division was 6.1 percent in 2006, compared to 4.6 percent in 2005. EBIT and EBIT margin increased as a result of higher contribution from increased revenues, higher capacity utilization, particularly in our HVDC/FACTS and Power Cable businesses and the continued focus on project selection and execution.

EBIT improved in 2005 by $68 million, or 57 percent (52 percent in local currencies), to $187 million in 2005 from $119 million in 2004. The EBIT margin for the division was 4.6 percent in 2005 as compared to 3.2 percent in 2004. EBIT and EBIT margin improved as a result of higher contribution from increased revenues, better capacity utilization and improved project selection and execution.

Automation Products

The financial results of our Automation Products division were as follows:

	Year ended December 31,
	2006	2005	2004
	(U.S. dollars in millions)
Orders	7,706	6,210	5,487
Order backlog	2,439	1,417	1,200
Revenues	6,837	5,897	5,385
EBIT	1,053	822	673

Orders

Orders increased by $1,496 million, or 24 percent (23 percent in local currencies), to $7,706 million in 2006. The increase in orders reflected favorable market conditions, which drove demand for our products and systems from end-customers, as well as OEMs and system integrators who also serve our industrial markets. The division experienced increased orders for its standard products, led by low-voltage drives (LV drives), breakers and switches and low-voltage motors (LV motors). High growth rates were achieved in systems and engineered products such as power electronic systems, medium-voltage drives (MV drives), machines and low-voltage systems (LV systems). Growth was further supported by some larger orders received in 2006, compared to 2005.

Orders in 2005 grew by $723 million, or 13 percent (12 percent in local currencies), to $6,210 million. The industrial markets gained momentum during 2006, which led to strong growth in LV drives, breakers and switches, power electronic systems, MV drives and machines. The construction markets in western Europe were relatively flat year over year, which led to lower growth rates for low-voltage installation material, such as wiring accessories and enclosures compared to the other businesses serving the industrial markets.

The geographic distribution of orders in 2006, 2005 and 2004 for our Automation Products division was approximately as follows:

	Year ended December 31,
	2006	2005	2004
Europe	63%	65%	68%
The Americas	12%	12%	11%
Asia	20%	19%	17%
Middle East and Africa	5%	4%	4%
Total	100%	100%	100%

The share of orders in Asia increased in 2006, reflecting high demand for automation and energy efficiency in the region, particularly in China and India. The MEA region also increased its share of orders due to high growth in 2006, as a result of investments in the oil and gas sector. Orders in the Americas grew in 2006, reflecting a favorable market, especially in the United States. Orders also increased in Europe driven by solid growth in the oil and gas, marine, metals and transportation sectors.

In 2005, the share of total divisional orders in Asia increased with strong order growth mostly in India where orders almost doubled. A higher share of total divisional orders was reported in the Americas where orders increased in both North and South America as a result of the continued industrial growth. The growing need for automation products and systems to support the expansion in the oil and gas sector led to the growth in MEA and helped maintain its share of total orders compared to 2004. The European market grew modestly with increased demand for automation products partly offset by the relatively weak construction market. The share of orders in Europe, however decreased due to the higher proportion of increases in Asia and the Americas.

Order backlog

The order backlog increased by $1,022 million, or 72 percent (60 percent in local currencies), to $2,439 million as of December 31, 2006, from $1,417 million as of December 31, 2005. The increase relates mainly to growth in orders related to systems and engineered products, which have longer delivery times compared to standard products.

The order backlog in 2005 increased by $217 million, or 18 percent (29 percent in local currencies), to $1,417 million, primarily due to increased volume of orders for large motors and generators which have longer delivery schedules.

Revenues

Revenues increased by $940 million, or 16 percent (15 percent in local currencies), to $6,837 million in 2006. The growth was achieved through a combination of higher volumes and price increases. The latter were initiated because of higher costs in 2006 for raw materials, such as copper and steel.

Revenues increased by $512 million, or 10 percent (9 percent in local currencies), to $5,897 million in 2005. The greatest growth was achieved in breakers and switches, LV drives and machines, following a strong order intake for these businesses, and price increases to compensate for higher raw material costs.

The geographic distribution of revenues in 2006, 2005 and 2004 for our Automation Products division was approximately as follows:

	Year ended December 31,
	2006	2005	2004
Europe	63%	66%	68%
The Americas	12%	12%	11%
Asia	20%	18%	17%
Middle East and Africa	5%	4%	4%
Total	100%	100%	100%

Regionally, the share of revenues in Asia increased with double-digit revenue growth, reflecting higher revenues in China and India where additional production facilities were established to serve the local market. Most other countries in Asia also developed strongly. Revenues grew in the Americas to help maintain its share of the growing total revenues, particularly in the United States, Canada and Argentina as a result of favorable market conditions. With rapid growth in all other regions, the share of revenues in Europe decreased although overall revenues increased primarily in Italy, the UK, Spain, Denmark and Norway. Revenues were also high in MEA, especially in the Gulf region from the oil and gas sector resulting in an increase in its total share of revenues compared to 2005.

Revenues in 2005 were higher in all regions with strong growth in Asia led by India resulting in an increase in its total share of revenues. MEA maintained its share of revenues resulting from growth in the oil and gas sector. Growth in Europe was not sufficient to maintain its share of revenues and was led by northern and eastern Europe while western Europe was flat due to the relatively weak construction market for installation materials. The share of revenues in the Americas increased, particularly in South America where they reported higher revenues due to the delivery of a large power electronics order in Brazil.

Earnings before interest and taxes

In 2006, EBIT for the Automation Products division grew $231 million, or 28 percent (27 percent in local currencies), to $1,053 million in 2006. The EBIT margin for the division was 15.4 percent in 2006, compared to 13.9 percent in 2005. EBIT and EBIT margins benefited from improved capacity utilization in the production and engineering facilities around the world. The largest improvements were made in standard products such as LV drives, breakers and switches, LV motors and control products. EBIT included a $34 million gain on the sale of real estate which was more than offset by charges for downsizing operations in western Europe and other operational measures.

In 2005, EBIT for the Automation Products division grew $149 million, or 22 percent (22 percent in local currencies), to $822 million in 2005. The EBIT margin for the division was 13.9 percent in 2005 as compared to 12.5 percent in 2004. The increase in EBIT in 2005 came from higher volumes and productivity improvements as several streamlining initiatives were completed, which more than offset costs related to downsizing in Europe.

Process Automation

The financial results of our Process Automation division were as follows:

	Year ended December 31,
	2006	2005	2004
	(U.S. dollars in millions)
Orders	6,550	5,400	4,695
Order backlog	3,991	2,647	2,585
Revenues	5,448	4,996	4,635
EBIT	541	398	271

Orders

Orders increased by $1,150 million, or 21 percent (21 percent in local currencies), from $5,400 million in 2005 to $6,550 million in 2006. Both large and base orders increased in 2006 compared to 2005, driven mainly by higher demand in the marine and minerals sectors, continued investments in the oil and gas sector, and greenfield projects in the pulp and paper industry. Orders in 2005 increased by $705 million, or 15 percent (14 percent in local currencies), from $4,695 million in 2004, primarily due to increased demand from the oil and gas and marine sectors.

The geographic distribution of orders in 2006, 2005 and 2004 for our Process Automation division was approximately as follows:

	Year ended December 31,
	2006	2005	2004
Europe	46%	46%	53%
The Americas	16%	18%	16%
Asia	25%	30%	23%
Middle East and Africa	13%	6%	8%
Total	100%	100%	100%

Orders in 2006 increased in all regions except Asia, where higher base orders were offset by lower large orders resulting in flat development and a lower share of total orders relative to 2005. European orders, representing a share of 46 percent of the total divisional orders, as they did in 2005, increased reflecting higher demand in the marine and the oil and gas sectors. Orders in the Americas, notwithstanding a reduction of 2 percent in the share of total orders increased due to stronger demand in the United States, growth in the services and pulp and paper sectors in South America and strong growth in the oil and gas sector in Canada. Orders in MEA increased significantly with high demand in the oil and gas, minerals, metals and pulp and paper sectors, more than doubling its share of total orders.

The share of orders in Asia significantly increased in 2005 compared to 2004 with a strong order growth mainly from oil and gas, metals and marine industries. The share of orders in the Americas also increased primarily from order growth in North America, driven by increased demand from metals and the oil and gas sectors along with a recovery of demand in the pulp and paper industries. Europe and MEA account for a decrease in their share of orders compared to 2005 with a flat order growth in Europe and a decline in MEA due to comparatively lower orders from the oil and gas industry where a significant large order from Algeria was recorded in 2004.

Order backlog

The order backlog rose substantially by $1,344 million, or by 51 percent (40 percent in local currencies), to $3,991 million as of December 31, 2006, from $2,647 million as of December 31, 2005. This increase was primarily due to several large system orders received in the marine, minerals and oil and gas sectors, which are scheduled for delivery in 2007 and 2008. The order backlog as of December 31, 2005 increased by $62 million, or 2 percent (14 percent in local currencies), from $2,585 million as of December 31, 2004, reflecting an increase in orders relative to revenues during 2005.

Revenues

Revenues increased by $452 million, or 9 percent (8 percent in local currencies), to $5,448 million in 2006, from $4,996 million in 2005. Revenues increased particularly in the system business and notably in minerals and marine, which have particularly high order backlogs. Higher revenues were also reported in the products business. During 2005, revenues increased by $361 million, or 8 percent (6 percent in local currencies), from $4,635 million in 2004, primarily supported by the execution of large projects from the order backlog.

The geographic distribution of revenues in 2006, 2005 and 2004 for our Process Automation division was approximately as follows:

	Year ended December 31,
	2006	2005	2004
Europe	46%	53%	54%
The Americas	19%	17%	16%
Asia	26%	22%	21%
Middle East and Africa	9%	8%	9%
Total	100%	100%	100%

The share of total revenues in 2006 decreased in Europe and increased in all other regions compared to 2005 as revenues increased in all regions except Europe. Revenues in western Europe were flat year over year while revenues in central and eastern Europe were lower, mainly reflecting the revenue impact in 2005 of a large project in Poland. The share of total revenues decreased in Europe and increased in all other regions. Increasing demand in the United States and South America, supported by a higher order backlog at the beginning of the year helped generate higher revenues in the Americas. Revenues in Asia increased mostly as a result of large marine and oil and gas projects in India and South Korea. Revenues in MEA increased, mainly from the oil and gas sector in Algeria. Revenues in other countries in the region remained stable year over year.

In 2005, strong revenue growth was recorded in Asia and the Americas mainly in China, India and the United States which resulted in an increase in their respective share of revenues. Europe decreased its share slightly, recording a single digit growth in revenues, primarily from a large project execution in Poland. Share of revenues in MEA decreased with lower revenues in 2005, mainly in South Africa.

Earnings before interest and taxes

EBIT for our Process Automation division grew $143 million, or 36 percent (35 percent in local currencies), from $398 million in 2005 to $ 541 million in 2006. EBIT increased by $127 million in 2005 from $271 million in 2004. The EBIT margin increased to 9.9 percent from 8.0 percent in 2005 after improving from 5.8 percent in 2004. Increased contribution from higher revenues in all businesses, better execution of large projects, improved capacity utilization and ongoing cost migration projects all contributed to improved margins.

Robotics

The financial results of our Robotics division were as follows:

	Year ended December 31,
	2006	2005	2004
	(U.S. dollars in millions)
Orders	1,240	1,496	1,544
Order backlog	441	506	723
Revenues	1,288	1,699	1,451
EBIT	1	91	80

Orders

Orders decreased by $256 million, or 17 percent (18 percent in local currencies), from $1,496 million in 2005 to $1,240 million in 2006. Lower demand in the automotive market and greater selectivity in project orders resulted in a decrease in orders in all parts of the business except service, which remained stable. Orders from general industry, such as packaging and consumer electronics, improved in 2006.

In 2005, orders decreased by $48 million, or 3 percent (3 percent in local currencies), from $1,544 million in 2004 to $1,496 million. This decrease was primarily due to the downturn in the automotive industry.

The geographic distribution of orders in 2006, 2005 and 2004 for our Robotics division was approximately as follows:

	Year ended December 31,
	2006	2005	2004
Europe	58%	52%	52%
The Americas	25%	31%	32%
Asia	17%	17%	15%
Middle East and Africa	0%	0%	1%
Total	100%	100%	100%

In 2006, the share of orders in Asia in general remained stable although we experienced a decrease in orders mainly in Japan. An increase in demand was seen in China while decisions on some large projects have been delayed. Orders in the Americas decreased, driven mainly by the downturn in the automotive industry, resulting in a decline in its share of orders. European orders increased as a proportion of total division orders, however, the overall value of orders reduced slightly due to lower orders in western Europe while demand in eastern Europe started to improve.

In 2005, orders from Asia increased as well as the share of total divisional orders, primarily due to developments in the general industry. The total value of orders in Europe, which continued to be the source of more than 50 percent of total divisional orders, were slightly lower due to a considerable slow down in the automotive segment. Orders in the Americas decreased slightly as a small increase in South America was offset by lower orders in North America.

Order backlog

Order backlog decreased by $65 million, or 13 percent (19 percent in local currencies), to $441 million as of December 31, 2006, from $506 million as of December 31, 2005, reflecting primarily the reduced order intake from the automotive sector.

Order backlog decreased by $217 million, or 30 percent (24 percent in local currencies), to $506 million as of December 31, 2005 from $723 million as of December 31, 2004, primarily as a result of decreased order intake during 2005.

Revenues

Revenues decreased by $411 million, or 24 percent (25 percent in local currencies), to $1,288 million in 2006, from $1,699 million in 2005. This decrease was due both to the weak automotive sector as well as greater project selectivity, with a focus on improved profitability.

Revenues increased by $248 million, or 17 percent (17 percent in local currencies), to $1,699 million in 2005 from $1,451 million in 2004, principally due to the execution of large orders in the order backlog.

The geographic distribution of revenues in 2006, 2005 and 2004 for our Robotics division was approximately as follows:

	Year ended December 31,
	2006	2005	2004
Europe	57%	47%	59%
The Americas	25%	37%	26%
Asia	18%	16%	15%
Middle East and Africa	0%	0%	0%
Total	100%	100%	100%

In 2006, revenues declined in all regions reflecting the lower order intake. The share of revenues in Asia continued to grow, gaining larger importance for the division, while the downturn in the North American automotive industry is reflected in the reduced share of revenues from the Americas. Revenues in central and eastern Europe remained stable at low levels, whereas western Europe recorded slightly lower revenues as a result of a slow down in the automotive sector partially offset by improvements in general industry.

In 2005, the share of divisional revenues grew in Asia, with low double-digit revenue growth led by China. Revenues in Europe decreased with a lower share of revenues as increases in central and eastern Europe were more than offset by lower revenues in western Europe. The share of total divisional revenues in the Americas increased significantly in 2005 following the execution of several large orders received in 2004.

Earnings before interest and taxes

EBIT for our Robotics division decreased to $1 million, from $91 million in 2005. The EBIT margin for the division decreased to 0.1 percent in 2006 from 5.4 percent in 2005. Both reflect not only lower revenues but also costs associated with the optimization of manufacturing locations and costs related to improving the division’s operational performance, such as R&D expenses for new product development and cost migration efforts, as well as charges associated with a large project.

In 2005, EBIT for our Robotics division grew $11 million, or 14 percent (14 percent in local currencies), to $91 million, primarily due to lower selling, general and administrative expenses. The EBIT margin remained almost unchanged at 5.4 percent in 2005 as compared to 5.5 percent in 2004, reflecting a stable development of EBIT margins across all of the division’s businesses.

Non-core and Other activities

As of December 31, 2006, Non-core and Other activities constituted primarily Oil, Gas and Petrochemicals. Also included in these activities are the remaining Equity Venture investments in two power plants and corporate real estate activities. In 2006, we reclassified our Building Systems business in Germany to discontinued operations in light of our decision to divest this business.

	Year ended December 31,
	2006	2005	2004
	(U.S. dollars in millions)
Orders	1,551	1,059	1,723
Order backlog	1,046	802	1,336
Revenues	1,369	1,348	1,668
EBIT	72	65	(26)

Orders

Orders received in Non-core and Other activities for the years ended December 31, 2006, 2005 and 2004 were as follows:

	Year ended December 31,
	2006	2005	2004
	(U.S. dollars in millions)
Non-core activities	1,551	1,059	1,723
Oil, Gas and Petrochemicals	1,184	697	1,216
Other Non-core activities	367	362	507

Orders received in Oil, Gas and Petrochemicals increased by $487 million, or 70 percent (66 percent in local currencies), to $1,184 million in 2006 from $697 million in 2005. The growth was driven mainly by large orders, which increased to $704 million in 2006 from $270 million in 2005. Base orders increased by 13 percent in 2006 and 8 percent in 2005. Total orders received in Oil, Gas and Petrochemicals in 2005 decreased by 43 percent (42 percent in local currencies) to $697 million from $1,216 million in 2004. This was mainly due to changes in the bidding policy affecting particularly large orders which in that year experienced a decline of 67 percent.

Orders in Other Non-core activities mainly represent rental agreements entered into by our subsidiary companies with our corporate real estate management entity. These are internal orders and are therefore eliminated during the calculation of consolidated group orders.

Revenues

Revenues in Non-core and Other activities for the years ended December 31, 2006, 2005 and 2004 were as follows:

	Year ended December 31,
	2006	2005	2004
	(U.S. dollars in millions)
Non-core activities	1,369	1,348	1,668
Oil, Gas and Petrochemicals	988	933	1,079
Other Non-core activities	381	415	589

Revenues in Oil, Gas and Petrochemicals increased by 6 percent (5 percent in local currencies), to $988 million in 2006, from $933 million in 2005. Revenues did not increase in line with orders due to the low order backlog at the end of 2005 and longer delivery times associated with the execution of large orders during 2006.

Revenues in our Oil, Gas and Petrochemicals business decreased by 14 percent (14 percent in local currencies) in 2005, to $933 million, primarily as a result of the lower orders in the EPC business following the change in bidding policy in 2005.

Revenues from Other Non-core activities comprised primarily the rental income from internal real estate agreements, which are eliminated in the calculation of our total consolidated revenues, plus revenues from the remaining Building Systems in the United States and Egypt and other businesses that are ceasing operations.

Earnings before interest and taxes

EBIT in Non-core and Other activities for the years ended December 31, 2006, 2005 and 2004 were as follows:

	Year ended December 31,
	2006	2005	2004
	(U.S. dollars in millions)
Non-core activities	72	65	(26)
Oil, Gas and Petrochemicals	1	48	(4)
Other Non-core activities	71	17	(22)

EBIT for the Oil, Gas and Petrochemicals business decreased to $1 million in 2006, primarily due to costs related to outstanding claims in a large project. In 2005, EBIT improved to $49 million, relative to an EBIT loss of $4 million in 2004, largely due to improved order intake quality, improvements in project execution in the EPC business and increased profitability in the technology licensing business.

EBIT in Other Non-core activities for 2006 included $34 million from real estate activities, mainly gains from the sale of real estate in Europe and $61 million from Equity Ventures, representing primarily income from equity investments in Morocco and India. Other Non-core activities EBIT also included losses, mainly from old projects in the remaining Building Systems and other businesses. In 2005, EBIT in Other Non-core activities was represented by $69 million from Equity Ventures and $10 million from real estate operations. These earnings were partly offset by EBIT losses associated with the closure of other business activities. In 2004, Other Non-core activities incurred an EBIT loss of $22 million, primarily due to losses from the remaining Building Systems businesses in the United States and Egypt and some retained liabilities that were not fully offset by $69 million EBIT from Equity Ventures and $16 million EBIT from real estate activities.

Corporate

Corporate comprises headquarters and stewardship, Research and Development (R&D) and other. EBIT for our corporate division was as follows:

	Year ended December 31,
	2006	2005	2004
	(U.S. dollars in millions)
Headquarters and Stewardship	(224)	(303)	(438)
Research and Development	(89)	(90)	(91)
Other	(8)	(8)	(11)
Total Corporate	(321)	(401)	(540)

Headquarters and stewardship operating costs decreased by $79 million in 2006, after decreasing $135 million in 2005 as compared to 2004. The reduction in 2006 and 2005, was due to the continued focus on reducing corporate costs in the country holding operations and in the headquarters in Zurich. Corporate R&D expenses continued at a similar level while costs in other, representing Group Treasury Operations, decreased as a result of lower general administrative expenses.

Discontinued operations

The loss from discontinued operations, net of tax is as set forth below.

	Year ended December 31,
	2006	2005	2004
	(U.S. dollars in millions)
Asbestos	(70)	(133)	(262)
Upstream Oil, Gas and Petrochemicals	15	(1)	(70)
Power Lines	(5)	(9)	(72)
Building Systems Germany	(65)	(20)	(14)
Cable business Ireland	(48)	(15)	(24)
Others	6	7	(35)
Total	(167)	(171)	(477)

Tax expense, net, in discontinued operations represented a benefit (loss) of $18 million, $17 million and ($14) million in 2006, 2005 and 2004, respectively.

Asbestos

An overview of our potential asbestos-related obligations is included separately in “Contingencies and retained liabilities” below, as well as in Note 17 to our Consolidated Financial Statements.

Upstream Oil, Gas and Petrochemicals business

In 2004, we sold our Upstream Oil, Gas and Petrochemicals business for an initial sales price of $925 million. Net cash proceeds from the sale were approximately $800 million, reflecting adjustments to the initial sales price for unfunded pension liabilities and changes in net working capital. The Upstream Oil, Gas and Petrochemicals business had revenues of $855 million and net losses of $70 million in 2004. In 2006, we entered into an agreement to settle certain items which were disputed by the buyer of the Upstream Oil, Gas and Petrochemicals business after the closing of the transaction. In 2006, the Company recorded a gain of approximately $15 million in loss from discontinued operations, net of tax, related to this agreement.

Power Lines

During 2004, we reclassified part of our Power Lines business. The businesses that were reclassified are the Power Lines businesses in Nigeria, Italy and Germany whose sales were completed in 2005. These reclassified businesses had revenues of $27 million, and $117 million and net losses recorded in loss from discontinued operations, net of tax, of $12 million and $75 million for the years ended December 31, 2005, and 2004, respectively.

During the fourth quarter of 2005, we reclassified the remaining Power Lines businesses in Brazil, Mexico, Venezuela and South Africa to discontinued operations, on the basis of management’s plan to sell these businesses. The Power Lines businesses in Venezuela and South Africa were sold in 2006. These businesses had revenues of $8 million, $18 million, and $29 million and net income (loss) of ($1) million, $0 million and $1 million for the years ended December 31, 2006, 2005 and 2004, respectively. In 2007, the Company entered into an agreement to sell the Power Lines businesses in Brazil and Mexico and expects the sale to be completed in 2007. These businesses had revenues of $80 million, $84 million and $50 million and net income (loss) of ($4) million, $3 million and $2 million for the years ended December 31, 2006, 2005 and 2004, respectively. Net income (loss) reported in each year was recorded in loss from discontinued operations, net of tax.

Building Systems

During 2006, we reclassified our remaining Building Systems business in Germany to discontinued operations, on the basis of management’s intention to sell the remaining Building Systems business. This Building Systems business had revenues of $286 million, $354 million, and $381 million for the years ended December 31, 2006, 2005 and 2004, respectively. Net losses reported for 2006, 2005 and 2004 were $65 million, $20 million and $14 million. Of the net loss reported for 2006, $67 million was an impairment charge based upon the expected proceeds from the sale of the business. In 2007, the Company entered into an agreement to sell the business and expects to complete the sale in 2007.

Cable business

Upon the sale during 2006, we reclassified our Cable business in Ireland to discontinued operations, formerly part of the Power Products division. The Cable business in Ireland had revenues of $95 million, $76 million, and $79 million for the years ended December 31, 2006, 2005 and 2004, respectively. Net losses reported for 2006, 2005 and 2004 were $48 million, $15 million and $24 million, respectively, recorded in loss from discontinued operations, net of tax. The majority of the loss reported in 2006 related to the sale of the business.

Reinsurance business

In 2004, we completed the sale of our Reinsurance business, receiving net cash proceeds of approximately $280 million. We recognized revenues of $139 million in 2004, and losses totaling $41 million in loss from discontinued operations, net of tax, related to the Reinsurance business.

Foundry business

During 2004, we reclassified our Foundry business, part of the former Automation Technologies division to discontinued operations. In 2005, we completed the sale of our Foundry business. The Foundry business had revenues of $41 million in both 2005 and 2004 and net losses of $1 million and $17 million in 2005 and 2004, respectively.

Control Valves

In 2005, we sold our Control Valves business in Japan which was part of the former Automation Technologies division. The Control Valves business had revenues of $26 million and $31 million and net income of $15 million and $3 million in 2005 and 2004, respectively. The net income recorded in 2005 includes $14 million related to the gain on the sale of the Control Valves business.

LIQUIDITY AND CAPITAL RESOURCES

Principal sources of funding

In 2006, 2005 and 2004, we met our liquidity needs principally using cash from operations, bank borrowings, divestment proceeds (primarily in 2004), and the sale of receivables under our securitization programs (although at a lower level in 2006 and 2005 than in prior years). We believe that the cash flows generated from our business are sufficient to support business operations, capital expenditures and the payment of dividends to shareholders.

During 2006, 2005 and 2004, our financial position was strengthened by the positive cash flow from operating activities of $1,939 million, $1,012 million and $902 million, respectively, and, in 2004, by the proceeds from sales of businesses (net of cash disposed) of $1,182 million. The cash generated in 2006 and 2005 enabled us to reduce the level of our securitization programs (see “Securitization Programs”), to restructure or repurchase debt (see “Bond conversions, exchange, repurchase and issuance”) and to make discretionary pension contributions, while in 2004, we used the cash to repay maturing debt and to repurchase debt. The debt reductions combined with net income of $1,390 million and $735 million in 2006 and 2005 respectively, have been the main drivers in the reduction in our gearing from 63 percent at December 31, 2004 to 52 percent at December 31, 2005 and 34 percent at December 31, 2006 (see “Financial position”). Gearing is calculated as total debt divided by total debt plus stockholders’ equity (including minority interest).

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

Interest rates

We have obtained financing in a range of currencies and maturities and on various interest rate terms. We use derivatives to reduce the interest rate and/or foreign exchange exposures arising on our debt. For example, we use interest rate swaps to effectively convert fixed rate debt into floating rate liabilities and we use cross currency swaps to effectively convert foreign currency denominated bonds into U.S. dollar liabilities.

During 2005, we entered into interest rate swaps to hedge our interest obligations on the 6.5% EUR Instruments, due 2011, and the 3.75% CHF bonds due 2009 (see “Bonds and notes”) and to reduce the proportion of fixed rate to floating rate debt. After considering the impact of these interest rate swaps, the 6.5% EUR Instruments effectively became a floating rate euro obligation, while the 3.75% CHF Bonds effectively became a floating rate Swiss franc obligation.

At December 31, 2006, after considering the effects of interest rate swaps, the effective average interest rate on our floating rate long-term debt (including current maturities) of $2,188 million and our fixed rate long-term debt (including current maturities) of $199 million was 5.8 percent and 6.0 percent, respectively. This compares with an effective rate of 7.0 percent for floating rate long-term debt of $2,002 million and 5.4 percent for fixed-rate long-term debt of $278 million as of December 31, 2005. These figures exclude our convertible bonds of $820 million and $1,680 million at December 31, 2006 and 2005, respectively, which bore interest at an effective rate of 3.5 percent and 4.1 percent at December 31, 2006 and 2005, respectively.

For a discussion of our use of derivatives to modify the characteristics of our long-term debt see Note 14 to the Consolidated Financial Statements.

Bond conversions, exchange, repurchase and issuance

Bond conversion:

During the second quarter of 2006, as part of our strategy to reduce our debt levels and lower our financing costs, we announced an offer to holders of our then outstanding 4.625% USD Convertible Bonds, due 2007, that contained certain incentives to induce the bondholders to convert their bonds into our American Depositary Shares (ADSs). Approximately 98 percent of the holders accepted the conversion offer which resulted in the issuance of approximately 105 million shares out of contingent capital and the delivery of ADSs to the bondholders. As at least 85 percent in aggregate principal amount of bonds originally issued had been converted, we then exercised our right under the terms of the bonds to call the remaining outstanding 4.625% USD Convertible Bonds, due 2007, resulting in these being converted into approximately 2 million ADSs. We met this obligation by using treasury shares. As a result of the induced conversion and our subsequent call, ADSs totaling 107,198,176 were delivered to bondholders.

In connection with the conversion offer, we incurred charges totaling approximately $55 million, representing primarily inducement payments to bondholders and the write-off of unamortized debt issuance costs. These additional charges approximate the amount of interest expense that we saved as a result of the conversion. Total debt decreased by approximately $932 million as a result of the conversion of the bonds, while, the impact on equity (capital stock and additional paid-in capital and treasury stock) was an increase of approximately $928 million, after consideration of certain net charges in connection with the share issuance. Cash payments upon conversion of the bonds amounted to $72 million, including the inducement payments to bondholders and transaction costs (which are included in the $55 million noted above), as well as other conversion-related payments.

During the first quarter of 2007, bondholders served conversion notices for an aggregate principal amount of approximately 790 million Swiss francs (representing approximately 83 million shares) out of the total 1,000 million Swiss francs 3.5% CHF Convertible Bonds, due 2010, resulting in a decrease in our total debt by approximately $650 million and increase in our stockholders’ equity of approximately the same amount.

Bond exchange:

Also during the second quarter of 2006, as part of our strategy to extend the term of our outstanding debt, we completed an exchange offering related to the 9.5% EUR Instruments, due 2008, and 10% GBP Instruments, due 2009, into 4.625% EUR Instruments, due 2013. Bonds with a total face value of approximately 423 million euro, out of the total 500 million euro outstanding, and 180 million pounds sterling, out of the 200 million pounds sterling outstanding, were exchanged into 4.625% EUR Instruments, due 2013, with an aggregate face value of 685 million euro. In connection with this exchange offering, we made cash payments totaling $111 million, reflected as cash used in financing activities in the Consolidated Statement of Cash Flows for 2006.

Bonds with a total face value of approximately 77 million euro, of the original 9.5% EUR Instruments, due 2008, and approximately 20 million pounds sterling of the original 10% GBP Instruments, due 2009, were not tendered as part of the exchange offering and remained outstanding at December 31, 2006.

Bond repurchases:

There were no significant bond repurchases during 2006.

During 2005, we repurchased a portion of our debt securities with a total face value of $307 million, primarily 392 million of the 3.75% CHF Bonds, due 2009, and recognized a loss on extinguishment of debt of $19 million on the repurchases.

During 2004, through open market repurchases, we repurchased a portion of our public bonds with a total equivalent face value of $513 million. These repurchases resulted in a gain on extinguishments of debt of approximately $6 million. In addition, in July 2004, we announced tender offers to repurchase all of the outstanding 300 million euro 5.375% bonds due 2005 and 475 million euro 5.125% bonds due 2006, being approximately 275 million euro and approximately 368 million euro, respectively. In conjunction with the tender offers, we convened bondholders’ meetings at which the bonds were amended, to allow us to call and redeem those bonds that were not tendered under the respective tender offer. In September 2004, bonds validly tendered and accepted under the tender offers were settled and we exercised our option to redeem early the remaining outstanding 2005 and 2006 bonds that were not tendered. The open market repurchases, combined with the tender offers and calls, resulted in a decrease in total borrowings during 2004 of $1,330 million and are included in the $2,913 million repayment of borrowings in the Consolidated Statement of Cash Flows for 2004.

Bonds and notes

Concurrently, but independently of the exchange offering described above, we issued bonds with a face value of approximately 15 million euro of the 4.625% EUR Instruments, due 2013, or approximately $20 million at the time of issuance. Accordingly, at December 31, 2006, bonds with a face value of 700 million euro of the 4.625% EUR Instruments, due 2013, are outstanding.

In 2005 and 2004, we did not issue any bonds.

Details of our outstanding bonds, which represent approximately 88% and 90% of our total debt of $3,282 million and $4,102 million at December 31, 2006 and 2005, respectively, are as follows:

	December 31, 2006			December 31, 2005
	Nominal outstanding		Carrying value(1)	Nominal outstanding		Carrying value(1)
	(millions)			(millions)
Public bonds:
4.625% USD Convertible Bonds, due 2007			$—	USD	968	$921
3.5% CHF Convertible Bonds, due 2010	CHF	1,000	820	CHF	1,000	759
10% GBP Instruments, due 2009	GBP	20	39	GBP	200	353
9.5% EUR Instruments, due 2008	EUR	77	103	EUR	500	614
6.5% EUR Instruments, due 2011	EUR	650	821	EUR	650	764
3.75% CHF Bonds, due 2009	CHF	108	86	CHF	108	81
4.625% EUR Instruments, due 2013	EUR	700	824			—
Private placements			191			181
Total outstanding bonds			$2,884			$3,673

(1)             USD carrying value is net of bond discounts and adjustments for fair value hedge accounting, where appropriate.

The 3.5% CHF Convertible Bonds, due 2010, pay interest annually in arrears at a fixed annual rate of 3.5 percent. The conversion price is subject to adjustment provisions to protect against dilution or change in control. Each 5,000 Swiss francs of principal amount of bonds is convertible into 524.65897 fully paid ABB shares at a conversion price of 9.53 Swiss francs, representing a total of 104,931,794 fully paid ABB shares if the bonds are fully converted. The bonds are convertible at the option of the bondholders at any time from October 21, 2003, up to and including the tenth business day prior to September 10, 2010. We may at any time on or after September 10, 2007, redeem the outstanding bonds at par plus accrued interest if, for a certain number of days during a specified period of time, the official closing price of our ordinary shares on the relevant exchange has been at least 150 percent of the conversion price of 9.53 Swiss francs. This means a closing price of at least 14.30 Swiss francs. In addition, at any time prior to maturity, we can redeem the outstanding bonds at par plus accrued interest, if at least 85 percent in aggregate of the principal amount of bonds originally issued have been redeemed, converted or purchased and cancelled. We have the option to redeem the bonds when due in cash, ordinary shares or any combination thereof.

The 10% GBP Instruments, due 2009, and the 9.5% EUR Instruments, due 2008, contain certain clauses linking the interest paid on the bonds to the credit rating assigned to the bonds. If the rating assigned to these bonds by both Moody’s and Standard and Poor’s remains at or above Baa3 and BBB-, respectively, then the interest rate on the bonds remains at the level at issuance, that is 10 percent and 9.5 percent, for the sterling-denominated and euro-denominated bonds, respectively. In October 2002, as the rating assigned by either Moody’s or Standard and Poor’s decreased below Baa3 or BBB-, respectively, the annual interest rate on the bonds increased by 1.5 percent per annum to 11.5 percent and 11 percent, for the 10% GBP Instruments, due 2009, and the 9.5% EUR Instruments, due 2008, respectively, resulting in additional interest costs for each of 2005 and 2004 of approximately $15 million. As the rating assigned by both Moody’s and Standard and Poor’s returned to a level at or above Baa3 and BBB-, respectively, in May 2006, the interest rates on the remaining bonds outstanding after the exchange offering described above returned to the interest level at issuance as of the interest periods beginning May 2006 and January 2007, for the 10% GBP Instruments, due 2009, and the 9.5% EUR Instruments, due 2008, respectively. In line with our policy of reducing our interest and currency exposure, a cross-currency swap has been used to modify the characteristics of the sterling-denominated bonds and an interest rate swap has been used to modify the euro-denominated bonds. After considering the impact of the cross-currency and interest rate swaps, the 10% GBP Instruments, due 2009, effectively became a floating rate U.S. dollar obligation, while the 9.5% EUR Instruments, due 2008, became a floating rate euro obligation. In both cases, the floating rate resets every three months. Consequently, these bonds are considered as floating rate debt at December 31, 2006 and 2005. See Note 14 Debt to our Consolidated Financial Statements.

The 6.5% EUR Instruments, due 2011, pay interest semi-annually in arrears at a fixed annual rate of 6.5 percent. In the event of a change of control of ABB Ltd, the terms of the bonds require us to offer to repurchase the bonds at 101 percent of the principal amount thereof, plus any accrued interest.

During 2005, we entered into interest rate swaps to hedge our interest obligations on the 6.5% EUR Instruments, due 2011, and the 3.75% CHF bonds, due 2009. After considering the impact of these interest rate swaps, the 6.5% EUR Instruments, due 2011, effectively became a floating rate euro obligation, while the 3.75% CHF Bonds, due 2009, effectively became a floating rate Swiss franc obligation. Consequently, these bonds are considered as floating rate debt at December 31, 2006 and 2005.

The 4.625% EUR Instruments, due 2013, pay interest annually in arrears at a fixed annual rate of 4.625%. We have the option to redeem the bonds early at any time from June 6, 2010, in accordance with the terms of the bonds. In the event of a change of control, a bondholder can require us to repurchase or redeem the bonds, in accordance with the terms of the bonds. We have entered into interest rate swaps to hedge our interest obligations on the 4.625% EUR Instruments, due 2013. As a result of these swaps, the 4.625% EUR Instruments, due 2013, effectively became a floating rate euro obligation and are consequently considered as floating rate debt at December 31, 2006. The interest rate resets every three months.

Almost all of our publicly traded bonds contain cross-default clauses which would allow the bondholders to demand repayment if we were to default on certain borrowings at or above a specified threshold amount. Furthermore, all such bonds constitute unsecured and unsubordinated obligations of us and rank pari passu with our other debt obligations.

Commercial paper

In November 2005, we signed a new commercial paper program allowing us to issue short-term commercial paper in either Swedish krona or euro, up to a maximum equivalent nominal amount of 5 billion Swedish krona (equivalent to approximately $729 million, using December 31, 2006 exchange rates). This program broadens our funding base and allows us an additional source of short-term liquidity. No commercial paper was outstanding at December 31, 2006 and 2005.

Credit facilities

In July 2005, we signed a new five-year, $2 billion multicurrency revolving credit facility and cancelled the three-year $1 billion credit facility that was due to expire in November 2006.

No amount was drawn under the facility, which is for general corporate purposes, at December 31, 2006 and 2005. The facility contains cross-default clauses whereby an event of default would occur if we were to default on indebtedness, as defined in the facility, at or above a specified threshold.

Securitization programs

In addition to the aforementioned primary sources of liquidity and capital resources, we also sell certain trade receivables in revolving-period securitization programs. During 2005, we re-assessed our needs for such programs, terminated one program and reduced the size of the other program. During 2006, we further limited our sales of receivables under the remaining program which was to a VIE, unrelated to us. In mid 2006, the VIE transferred the outstanding receivables and retained interests to a qualifying special purpose entity (QSPE), as part of the establishment of a new revolving-period securitization program and the existing program with the VIE was terminated.

For further discussion of our securitization programs, including cash flows between (a) the VIE and us, and (b) the QSPE and us, during 2006, 2005 and 2004, see “Off-balance sheet arrangements”, Note 2 Significant accounting policies and Note 8 Securitization and variable interest entities to our Consolidated Financial Statements.

Credit ratings

Credit ratings are assessments by the rating agencies of the credit risk associated with our company and are based on information provided by us or other sources that the rating agencies consider reliable. Higher ratings generally result in lower borrowing costs and increased access to capital markets.

At December 31, 2006, our long-term company ratings were Baa1 and BBB+ (our long-term unsecured debt was rated Baa1 and BBB)  from Moody’s and Standard & Poor’s, respectively, compared to Ba2 and BB+ (our long-term unsecured debt was rated Ba2 and BB-) from Moody’s and Standard & Poor’s, respectively, at December 31, 2005. A number of rating increases took place during 2006. In April 2006, Moody’s increased both our corporate and our long-term unsecured debt ratings from Ba2 to Baa3 and then in December 2006, further increased these ratings from Baa3 to Baa1. Similarly, in April 2006, Standard & Poor’s increased our corporate rating from BB+ to BBB-, and our long-term unsecured debt from BB- to BB+, and then in May 2006, increased our corporate rating to BBB+ and our long-term unsecured debt to BBB.

The increases in our ratings during 2006 mean that our ratings are again of “investment grade” that would be represented by Baa3 (or above) and BBB- (or above) from Moody’s and Standard & Poor’s, respectively.

Limitations on transfers of funds

Currency and other local regulatory limitations exist related to the transfer of funds in a number of countries where we operate, including: Brazil, China, Egypt, India, Korea, Malaysia, Russia, Saudi Arabia, South Africa, Taiwan, Thailand, Turkey and Venezuela. Funds, other than regular dividends, fees or loan repayments, cannot be transferred offshore from these countries and are therefore deposited and used for working capital needs locally. As a consequence, these funds are not available within our Group Treasury Operations to meet short-term cash obligations outside the relevant country. These funds are reported as cash on our Consolidated Balance Sheets, but we do not consider these funds immediately available for the repayment of debt outside the respective countries where the cash is situated, including those described above. As of December 31, 2006 and 2005, the balance of cash and equivalents and marketable securities and other short-term investments under such limitations totaled approximately $1,375 million and $900 million, respectively.

FINANCIAL POSITION

Balance sheet

During 2006 and 2005, divestments and the discontinuation of certain businesses were recorded as discontinued operations pursuant to SFAS 144, as discussed in detail under the section above entitled “Application of critical accounting policies—Accounting for discontinued operations”. Accordingly, the balance sheet data for all periods presented have been restated to present the financial position and results of operations of the businesses meeting the criteria of SFAS 144 as assets and liabilities held for sale and in discontinued operations.

Current assets

	As of December 31,
	2006	2005
	(U.S. dollars in millions)
Cash and equivalents	4,262	3,221
Marketable securities and short-term investments	528	368
Receivables, net	7,276	6,405
Inventories, net	3,880	3,006
Prepaid expenses	252	250
Deferred taxes	577	473
Other current assets	238	187
Assets held for sale and in discontinued operations	164	262
Total current assets	17,177	14,172

Our total current assets as of December 31, 2006, increased by 21 percent, as compared to total current assets as of December 31, 2005. See “Cash flows”.

As of December 31, 2006 and 2005, we had cash and equivalents and marketable securities and short-term investments totaling $4,790 million and $3,589 million, respectively. Approximately $2,715 million and $1,960 million as of December 31, 2006 and 2005, respectively, was invested by our Group Treasury Operations, and was denominated primarily in USD and EUR. Further amounts, totaling approximately $1,375 million and $900 million, as of December 31, 2006 and 2005, respectively, were deposited locally in countries where currency or other local regulatory limitations exist, as described above under “Liquidity and capital resources—Limitations on transfers of funds”. Balances not remitted to Group Treasury Operations are primarily denominated in the currency of the respective country holding the balance.

We invest surplus cash available in time deposits and marketable securities with varied maturities based on defined investment guidelines and the liquidity requirements of the business. Investments which have maturities of three months or less at the time of acquisition are classified as part of cash and equivalents, and those that have maturities of more than three months at the time of acquisition are classified as part of marketable securities and short term investments. The balance of marketable securities and short-term investments will fluctuate depending on the maturity of these investments and whether we choose to sell or hold available-for-sale securities.

Receivables, net, as at the end of 2006, increased from the end of 2005 by approximately 14 percent. More than 50 percent of this increase was related to the appreciation of the local currencies relative to the USD. In addition, the increase in revenues during the year from all of the core divisions except Robotics also contributed to the increase in the receivables, net.

Inventories, net, also increased primarily reflecting the increase in our order backlog as at the end of 2006. The increase in inventories was particularly high in our Power Products division due to a higher workload in our transformers factories and the higher cost of raw materials.

Current Liabilities

	As of December 31,
	2006	2005
	(U.S. dollars in millions)
Accounts payable, trade	3,936	3,203
Accounts payable, other	1,184	1,171
Short-term debt and current maturities of long-term debt	122	169
Advances from customers	1,526	987
Deferred taxes	227	183
Provisions and other	3,003	2,635
Accrued expenses	1,941	1,876
Asbestos obligations	154	1,128
Liabilities held for sale and in discontinued operations	283	370
Total current liabilities	12,376	11,722

Total current liabilities December 31, 2006, increased by 6 percent as compared to current liabilities as of December 31, 2005, due to the appreciation of the local currencies relative to the USD. Excluding the currency impact, total current liabilities decreased by 2 percent.

Total accounts payable as of December 31, 2006, increased compared to December 31, 2005, due to an increase in business volume in most of the core divisions. Advances from customers also increased for the same comparable period reflecting the increased volume of orders received during the year in 2006, particularly from our Process Automation and Power Products divisions. These increases were offset by a decrease in asbestos obligations. See “Contingencies and retained liabilities”. Additionally, liabilities held for sale and in discontinued operations decreased due to progress made in closing or selling some of our Non-core activities. The majority of the increase in provisions and other relates to provisions for warranties and contract penalties as a result of increased business volume.

Non-current assets

	As of December 31,
	2006	2005
	(U.S. dollars in millions)
Financing receivables, net	555	645
Property, plant and equipment, net	2,811	2,547
Goodwill	2,581	2,479
Other intangible assets, net	309	347
Prepaid pension and other employee benefits	375	601
Investments in equity method companies	636	618
Deferred taxes	523	628
Other non-current assets	175	239
Total non-current assets	7,965	8,104

Financing receivables, net as of December 31, 2006, which includes receivables from leases and loans receivable, changed as compared to December 31, 2005, due to the sale of lease portfolios and currency impacts.

Of the total increase in the value of property, plant and equipment, net, between December 31, 2006, and December 31, 2005, approximately $220 million was related to the change in the value of the USD against local currencies. Both our Power Products and Automation Products divisions raised their investment levels to further improve production capacities, while capital spending in our Robotics division was lower due to a slowdown in the automotive industry. The major capital expenditures during 2006 were investments in machinery and equipment in China, Germany, Sweden and Finland offset primarily by depreciation.

During 2006, goodwill increased principally due to the change in the value of the USD against local currencies.

The reduction in other intangible assets, net, mainly reflects a higher amortization on capitalized software and other intangible assets as compared with the increase in gross carrying amount.

Prepaid pension and other employee benefit costs decreased by $226 million from December 31, 2005, to $375 million at December 31, 2006, primarily as a result of the adoption of SFAS 158. See “Application of critical accounting policies”.

Non-current liabilities

	As of December 31,
	2006	2005
	(U.S. dollars in millions)
Long-term debt	3,160	3,933
Pension and other employee benefits	885	1,130
Deferred taxes	769	691
Asbestos obligations	307	—
Other liabilities	1,156	976
Total non-current liabilities	6,277	6,730

During 2006, our long-term debt was significantly reduced through the induced conversion of bonds into equity. Our gearing ratio, excluding borrowings in discontinued operations, was 34 percent as of December 31, 2006, as compared to 52 percent as of December 31, 2005, reflecting the reduction of our total debt and the increase in stockholders’ equity during 2006, from the induced conversion and the net income result.

The reduction in the balance of pension and other employee benefits during 2006 was mainly due to discretionary pension contributions which were partially offset by the additional liabilities recorded upon the adoption of SFAS 158. See “Application of critical accounting policies”.

During April 2006, subsequent to the confirmation by the U.S. District Court of the Plan of Reorganization for Combustion Engineering, we reclassified some of our obligations from current liabilities to non-current liabilities based on the due date of the obligations as per the Plan of Reorganization. See Note 17 Commitments and contingencies to our Consolidated Financial Statements.

Other liabilities includes non-current deposit liabilities of $302 million and $309 million, deferred income of $118 million and $120 million, non-current derivative liabilities of $113 million and $63 million and other non-current liabilities of $372 million and $229 million as of December 31, 2006 and 2005, respectively. Other liabilities also includes provisions for the estimated environmental remediation costs related to our former Nuclear Technology business of $251 million and $255 million as of December 31, 2006 and 2005, respectively.  See “Environmental Liabilities”, Note 17 Commitments and contingencies and Note 19 Other liabilities to our Consolidated Financial Statements.

Cash flows

In the Consolidated Statements of Cash Flows, the effects of the discontinued operations are not segregated, as permitted by SFAS No. 95, Statement of Cash Flows (SFAS 95). The Consolidated Statements of Cash Flows can be summarized as follows:

	Year ended December 31,
	2006	2005	2004
	(U.S. dollars in millions)
Cash flows provided by operating activities	1,939	1,012	902
Cash flows provided by (used in) investing activities	(694)	(316)	354
Cash flows used in financing activities	(392)	(896)	(2,745)
Effects of exchange rate changes on cash and equivalents	184	(259)	74
Adjustment for the net change in cash and equivalents in assets held for sale and in discontinued operations	4	14	298
Net change in cash and equivalents—continuing operations	1,041	(445)	(1,117)

Cash flows provided by operating activities

Operating assets and liabilities include trade receivables, inventories, trade payables and other assets and liabilities.

Cash flows provided by operating activities increased by $927 million in 2006, as compared to 2005. Approximately 50 percent of this increase was attributable to the significant reduction in the amount of receivables securitized in 2005 (see “Off-balance sheet arrangements”), which resulted in a reduction of our cash flow in our core divisions and Corporate during 2005. In addition, the increased revenues and the high capacity utilization, mainly in our Power Products and Automation Products divisions, resulted in higher cash outflows towards increased working capital levels. These increases were more than offset by the advances received from our customers, particularly in our Process Automation division, and an increase in the cash effective earnings of most of our core divisions. Cash flows provided by operating activities increased in all our divisions relative to 2005. Cash flows provided by Non-core and Other activities increased, primarily reflecting the improved operational performance of Oil, Gas and Petrochemicals business.

In 2005, as compared to 2004, cash from operations in our core divisions decreased, mainly due to the discretionary pension contributions and the lower amount of receivables securitized, which more than offset the increases from higher advances and increased operational earnings. Cash used in Non-core and Other activities was higher as compared to 2004 primarily caused by the Oil, Gas and Petrochemicals business using customer advances on several large projects. Cash used in Corporate was lower in 2005 as compared to 2004, influenced primarily by cash inflows from derivatives in the treasury area and also a positive cash impact from securitization. There were also lower asbestos related cash payments in 2005. Cash inflows from operating activities improved by $110 million over 2004.

Cash flows provided by (used in) investing activities

Investing activities include: accounts receivable from leases and third party loans (financing receivables); net investments in marketable securities that are not held for trading purposes; asset purchases, net of disposals; and acquisitions of, investments in and divestitures of businesses.

	Year ended December 31,
	2006	2005	2004
	(U.S. dollars in millions)
Proceeds from sale of businesses, net of acquisitions	24	(124)	1,158
Purchases of property, plant and equipment, net of disposals	(408)	(339)	(420)
Other investing activities, net	(310)	147	(384)
Cash flows provided by (used in) investing activities	(694)	(316)	354

Net cash used in investing activities during 2006, increased by $378 million to $694 million.

Acquisitions, investments, divestitures, net for the year ended December 31, 2006, mainly included the proceeds received from the sale of our Power Lines businesses in Venezuela and South Africa as well as the sale of our Cable business in Ireland. In 2005, we had a cash outflow from acquisitions, investments and divestitures, net, primarily due to the cash sold with our leasing portfolio business in Finland and cash payments in connection with settlements related to our upstream Oil, Gas and Petrochemicals business. Significant cash inflow during 2004 came from the sale of our Upstream Oil, Gas and Petrochemicals business ($800 million), the sale of our Reinsurance business ($280 million) and the sale of our entire interest in IXYS Corporation ($42 million).

As a natural consequence of the increase in the volume of orders and continued high capacity utilization, cash outflow for the purchase of property, plant, and equipment has increased. Total cash disbursed for capital expenditures during 2006 was $536 million. Of this amount $308 million was spent on machinery and equipment, $111 million on land and buildings, $45 million on intangibles, mainly software, and $72 million on projects which are under construction, the majority of which relates to machinery and equipment. In the same year, there were $108 million in cash inflows from the proceeds on the sales of land and buildings, primarily from Europe and $20 million from the sale of machinery and equipment. The net cash outflows from the purchase and sale of property, plant and equipment were lower in 2005 as compared to 2004, reflecting lower investment in 2005. Major capital expenditures on investment in machinery and equipment during 2005 occurred in Europe and Asia, and during 2004 mainly in Europe. In 2004, proceeds of $123 million were received on the sale of property, plant and equipment. Significant asset sales during 2004 included the sale of real estate properties in Switzerland, Germany and Italy.

Cash outflows from other investing activities, net in 2006, were $310 million, including the purchase of marketable securities of $449 million which were contributed to the pension funds in Germany. These purchases were partially offset by the cash inflows and outflows related to other marketable securities. During 2005, net cash provided by other investing activities was $147 million, which included the sale of our lease portfolio and the release of restricted cash which were offset by the purchase of marketable securities of $262 million which were contributed to our pension funds in Germany. During 2004, we contributed $549 million of available-for-sale debt securities to certain of our pension plans in Germany. A significant portion of these securities was purchased during 2004, which significantly increased net cash used in other investing activities.

Cash flows used in financing activities

	Year ended December 31,
	2006	2005	2004
	(U.S. dollars in millions)
Change in debt, net of repayments	(64)	(832)	(2,752)
Payments made upon induced bond conversion and bond exchange	(183)	—	—
Treasury and capital stock transactions	47	35	(36)
Dividends paid	(203)	—	—
Other financing activities	11	(99)	43
Cash flows used in financing activities	(392)	(896)	(2,745)

Our financing activities primarily include debt, both from the issuance of debt securities and directly from banks, and capital and treasury stock transactions.

As there were no bond maturities or significant repurchases of bonds in 2006, repayments of debt were significantly reduced compared to 2005. During 2006, the capital increase resulting from the issuance of shares under our employee share acquisition plan led to a net cash inflow of $47 million recorded under treasury and capital stock transactions. During 2006, we paid a dividend of 0.12 Swiss francs per share which resulted in an outflow of $203 million. Financing activities in 2006 also included $72 million payments made in relation to the induced conversion of our 4.625% USD Convertible Bonds, due 2007, $111 million payments in connection with the exchange of our 10% GBP Instruments, due 2009 and the 9.5% EUR Instruments, due 2009 and $91 million of dividends paid to our minority shareholders which were partly offset by cash inflows from certain financial derivative transactions.

Significant cash outflows from financing activities during 2005 included the repayment of maturing bonds and the repurchase of bonds. The cash inflow for the capital and treasury stock transactions primarily represented the capital increase resulting from our employee share acquisition program.

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

Disclosures about contractual obligations and commitments

Contractual obligations

The contractual obligations presented in the table below represent our estimates of future payments under fixed contractual obligations and commitments. As such, certain amounts in the table may differ from those reported on our Consolidated Balance Sheet as of December 31, 2006. Changes in our business needs, cancellation provisions and changes in interest rates, as well as actions by third parties and other factors, may cause these estimates to change. Therefore, our actual payments in future periods may vary from those presented in the table. The following table summarizes certain of our contractual obligations and principal and interest payments under our debt instruments, leases and purchase obligations as of December 31, 2006 including the impact of the conversion during the first quarter of 2007:

Payments due by period	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
	(U.S. dollars in millions)
Long-term debt obligations	3,207	47	520	1,658	982
Interest payments related to long-term debt obligations*	935	146	332	227	230
Operating lease obligations	1,913	349	560	439	565
Purchase obligations	3,397	2,898	443	31	25
Total	9,452	3,440	1,855	2,355	1,802

*                     During the first quarter of 2007, bondholders delivered conversion notices for an aggregate principal amount of approximately 790 million Swiss francs of the 3.5% CHF Convertible Bonds, due 2010.   Consequently, the interest payments reflect only the payments due on the remaining approximately 210 million Swiss francs aggregate principal amount of the 3.5% CHF Convertible Bonds.

We have determined our obligations in respect of our long-term debt obligations and interest payments related to long-term debt obligations by reference to the payments due under the terms of our debt obligations at the time such obligations were incurred. However, we use interest rate swaps to modify the characteristics of certain of our debt obligations. The net effect of these swaps may be to increase or decrease the stated amount of our cash interest payment obligations included in the above table. For further details on our debt obligations and the related hedges, please refer to Note 14 to our Consolidated Financial Statements.

Off-balance sheet arrangements

Guarantees

Certain guarantees issued or modified after December 31, 2002 are accounted for in accordance with FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). Upon issuance of certain guarantees, a liability, equal to the fair value of the guarantee, is recorded.

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

	As of December 31,
	2006		2005
	Maximum potential payments	Carrying amount of liabilities	Maximum potential payments	Carrying amount of liabilities
	(U.S. dollars in millions)
Third-party performance guarantees	1,119	1	1,197	1
Financial guarantees	139	—	209	—
Indemnification guarantees	80	—	150	13
Total	1,338	1	1,556	14

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

We retained obligations for guarantees related to the Power Generation business contributed in 1999 to the former ABB ALSTOM POWER NV joint venture. The guarantees primarily consist of performance guarantees, advance payment guarantees and other miscellaneous guarantees under certain contracts such as indemnification for personal injuries and property damages, taxes, and compliance with labor laws, environmental laws and patents. The guarantees are related to projects that are expected to be completed by 2015, but in some cases the guarantees have no definite expiration. In 2000, we sold our interest in the ABB ALSTOM POWER NV joint venture to ALSTOM SA (ALSTOM). As a result, ALSTOM and its subsidiaries have primary responsibility for performing the obligations that are the subject of the guarantees. Further, ALSTOM, the parent company, and ALSTOM POWER NV, formerly ABB ALSTOM POWER NV, have undertaken jointly and severally to fully indemnify and hold us harmless against any claims arising under such guarantees. Our best estimate of the total maximum potential exposure of quantifiable guarantees issued by us on behalf of the Power Generation business is approximately $744 million and $756 million as of December 31, 2006 and 2005, respectively. We have not experienced any losses related to guarantees issued on behalf of the Power Generation business.

We have retained obligations for guarantees related to the Upstream Oil, Gas and Petrochemicals business sold in July 2004. The guarantees primarily consist of third-party performance guarantees, advance payment guarantees and other miscellaneous guarantees. The guarantees have original maturity dates ranging from one to five years. The maximum amount payable under the guarantees was approximately $375 million and $440 million as of December 31, 2006 and 2005, respectively. We have the ability to recover potential payments under these guarantees through certain backstop guarantees. The maximum potential recovery under these backstop guarantees as of December 31, 2006, was approximately $21 million.

Guarantees relating to financial obligations

Financial guarantees represent irrevocable assurances that we will make payment to a beneficiary in the event that a third party fails to fulfill its financial obligations and the beneficiary under the guarantee incurs a loss due to that failure.

As of December 31, 2006 and 2005, we had $139 million and $209 million, respectively, of financial guarantees outstanding. Of those amounts, $80 million and $95 million, respectively, were issued on behalf of companies in which we currently have or formerly had an equity interest. The guarantees have original maturity dates ranging from one to thirteen years.

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

We delivered to the purchasers of the Upstream Oil, Gas and Petrochemicals business and Reinsurance business guarantees related to assets and liabilities divested in 2004. The maximum liability as of December 31, 2006 and 2005, of approximately $80 million and $150 million, respectively, relating to the Upstream Oil, Gas and Petrochemicals and Reinsurance businesses will reduce over time, pursuant to the respective sales agreements. The fair value of these guarantees is not material.

Other commitments

We have granted lines of credit and have committed to provide additional capital for certain equity accounted companies. As of December 31, 2006, the total unused lines of credit amounted to $42 million and capital commitment guarantees amounted to $25 million.

Securitization programs

In addition to the primary sources of liquidity and capital resources described in the section entitled “Liquidity and Capital Resources,” we have sold certain trade receivables in revolving-period securitization programs. During 2005, we re-assessed our need for revolving-period securitization programs, and terminated one program and reduced the size of the other. During 2006, we further limited our sales of receivables under the remaining program which was with a VIE, unrelated to us. In mid 2006, the VIE transferred the outstanding receivables and retained interests to a QSPE, as part of the establishment of a new, revolving-period securitization program (New Program) and the existing program with the VIE was terminated.

During 2006, 2005 and 2004, the net cash received from (paid to) VIEs was $(30) million, $(404) million and $130 million, respectively, as follows:

	Year ended December 31,
	2006	2005	2004
	(U.S. dollars in millions)
Gross trade receivables sold to VIEs	$1,062	$4,925	$5,846
Collections made on behalf of and paid to VIEs	(1,156)	(5,489)	(5,713)
Purchaser, liquidity and program fees	(4)	(18)	(20)
Decrease in retained interests	68	178	17
Net cash received from (paid to) VIEs	$(30)	$(404)	$130

During 2006, the cash flows between us and the QSPE under the New Program were as follows:

December 31,
2006
(U.S. dollars in millions)
Gross trade receivables sold to QSPE(1)	$939
Collections made on behalf of QSPE(1)	(935)
Discount, liquidity and program fees	(4)
Decrease in retained interests	12
Net cash paid to QSPE during the year	1
Receivable from QSPE as of December 31(2)	$13

(1)            Gross receivables sold excludes $295 million of gross receivables transferred directly to the QSPE by the VIE upon establishment of the QSPE. Collections includes collections by us of those receivables acquired by the QSPE from the VIE.

(2)            The difference between the receivables sold in a month and the collections made, adjusted for fees and any increase or decrease in the retained interests, is settled between us and the QSPE on a net basis in the following month.

The decrease in the aggregate gross receivables sold in 2006 compared to 2005, and similarly 2005 compared to 2004, is due primarily to the reduction in our securitization activities.

We pay discount and program fees on our securitization programs. Discounts are based on the amount of funding that we receive, while program fees are based on the programs’ size. These costs, of $8 million, $18 million and $20 million in 2006, 2005 and 2004, respectively, are included in interest and other finance expense.

For the purpose of credit enhancement from the perspective of the purchasing entity, we retain an interest in the sold receivables (retained interests) and pursuant to the requirements of the revolving-period securitization, we effectively bear the risk of potential delinquency or default associated with trade receivables sold or interests retained. Ultimately, if the customer defaults, we will be responsible for the uncollected amount up to the amount of our retained interest. Included in other receivables as of December 31, 2006 and 2005, are retained interests of $116 million and $195 million, respectively. The decrease in the retained interests during 2006 was mainly due to a lower volume of receivables being sold into the New Program than was sold under previous programs. The fair value of retained interests as of December 31, 2006 and 2005, amounted to $106 million and $185 million, respectively.

In addition, we transfer receivables outside of the above described securitization programs. These transfers were sales, made without recourse, directly to banks and/or sales pursuant to factoring or similar type arrangements. Total sold receivables included in these transactions during 2006 and 2005, were approximately $538 million and $530 million, respectively, of which, sales of $5 million in 2006 only, related to assets held for sale and in discontinued operations. During each of 2006 and 2005, the related costs, including the associated gains and losses, were $5 million.

For a further discussion of our securitization activities, see Notes 2 Significant accounting policies and 8 Securitization and variable interest entities to our Consolidated Financial Statements.

Pension and other postretirement obligations

During 2006 and 2005, we made non-cash contributions of $449 million and $262 million, respectively, of available-for-sale debt securities to certain of our pension plans in Germany and cash contributions of $215 million and $296 million, respectively, to other pension plans and $22 million and $27 million, respectively, to other benefit plans.

As of December 31, 2006 and 2005, our pension liabilities exceeded plan assets by $173 million and $734 million, respectively. Our other postretirement plan liabilities exceeded plan assets by $245 million and $270 million as of December 31, 2006 and 2005, respectively, $16 million of this underfunding is a short-term obligation for us and the remaining portion a long-term obligation for us as the settlement of the pension liability will take place as the covered employees draw benefits from the plans in the future. We anticipate contributing a total of $186 million and $21 million to our pension plans and our postretirement benefit plans, respectively, in 2007 to meet minimum statutory requirements. We may make additional discretionary pension contributions during 2007.

Variable interests

We are a party to certain off-balance sheet arrangements including variable interests in unconsolidated entities. See Note 8 Securitization and variable interest entities to our Consolidated Financial Statements.

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

We are a participant in several legal and regulatory actions, which result from various United States and other environmental protection legislation, as well as agreements with third parties. While we cannot estimate the impact of future legislation, provisions are recorded when it is probable that losses will result from these actions and the amounts of losses can be reasonably estimated. Estimated losses for environmental remediation obligations are not discounted to their present value because timing of payments cannot be reasonably estimated. With respect to these matters, we may be able to recover a portion of the costs from insurers or other third parties. Receivables are recorded when it is probable that recoveries will be collected.

Contingencies related to former Nuclear Technology business

We retained liabilities for certain specific environmental remediation costs at two sites in the United States that were operated by its former subsidiary, ABB CE-Nuclear Power Inc., which we sold to British Nuclear Fuels PLC (BNFL) in 2000. Pursuant to the sale agreement with BNFL, we have retained the environmental liabilities associated with its Combustion Engineering subsidiary’s Windsor, Connecticut, facility and agreed to reimburse BNFL for a share of the costs that BNFL incurs for environmental liabilities associated with its former Hematite, Missouri, facility. The primary environmental liabilities associated with these sites relate to the costs of remediating radiological and chemical contamination. Such costs are not incurred until a facility is taken out of use and generally are incurred over a number of years. Although it is difficult to predict with accuracy the amount of time it may take to remediate radiological and chemical contamination at the Hematite site, based on information that BNFL has made available, we believe that it may take until 2013 to remediate the Hematite site. With respect to the Windsor site, we believe the remediation may take until 2012.

At the Windsor site, a significant portion of the contamination is related to activities that were formerly conducted by or for the United States government. We believe that a significant portion of the remediation costs will be covered by the United States government’s Formerly Utilized Sites Remedial Action Program.

Under the terms of the sale agreement, BNFL is responsible to have the remediation of the Hematite site performed in a cost efficient manner and pursue recovery of remediation costs from other potentially responsible parties as conditions for obtaining cost sharing contributions from us. Westinghouse Electric Company LLC (“Westinghouse”), BNFL’s former subsidiary, now oversees remediation activities at the Hematite site. Westinghouse was acquired during 2006 by a consortium lead by Toshiba Corporation, Japan. Westinghouse brought legal action against former owner/operators of the Hematite site and the United States Government under Comprehensive Environmental Response Compensation and Liability

Act (CERCLA) to recover past and future remediation costs. The defendants contested Westinghouse’s claims. During 2006, an arbitration ruling related to indemnification of former owner/operators contained in the Combustion Engineering purchase agreement for the site was unfavorable to Westinghouse’s claims. Separately, based on the publicly available Remedial Investigation Report and Decommissioning Plan prepared by Westinghouse and other site related data we were able to re-estimate its share of the expected total remediation costs for the Hematite site. The outcome of the arbitration was largely offset by a lower site remediation cost estimate. Thus, in 2006, we made no adjustment to the reserve for our share of the Hematite site remediation cost.

We established a reserve of $300 million in loss from discontinued operations in 2000 for their estimated share of the remediation costs for these sites. As of December 31, 2006 and 2005, we recorded, in other non-current liabilities, a reserve of $251 million and $255 million, net of payments from inception of $47 million, and $43 million, respectively, and a reversal of $2 million to loss from discontinued operations in 2005 reflecting realized cost savings. The reserve balance at December 31, 2006 represents our best estimate of the remaining remediation costs for these facilities. Expenditures charged to the remediation reserve were $4 million, $9 million and $10 million during 2006, 2005 and 2004, respectively. We have estimated expenditures to be approximately $3 million during 2007.

Contingencies related to other present and former facilities in the United States

We are involved in the remediation of environmental contamination at present or former facilities, primarily in the United States. The clean up of the United States sites involves primarily soil and groundwater contamination. As of December 31, 2006 and 2005, we have recorded in other current liabilities and other non-current liabilities reserves totaling $22 million and $17 million, respectively. Charges to earnings, including $6 million in loss from discontinued operations in 2006, were $9 million, $4 million and $3 million for the years ended December 31, 2006, 2005 and 2004, respectively. Expenditures for the years ended December 31, 2006, 2005 and 2004 were $4 million, $2 million and $4 million, respectively. Expenditures during 2007 on these projects are estimated to be approximately $4 million.

ASBESTOS LIABILITIES

History

Our Combustion Engineering, Inc. subsidiary (“CE”) had been a co-defendant in a large number of lawsuits claiming damage for personal injury resulting from exposure to asbestos. A smaller number of claims had also been brought against our ABB Lummus Global Inc. subsidiary (“Lummus”) as well as against other entities. In late 2002, taking into consideration the growing number and cost of asbestos-related claims, CE and ABB determined that CE’s asbestos-related liability should be resolved by a comprehensive settlement of all pending and future asbestos-related personal injury claims. That settlement involved (i) a prepackaged plan of reorganization for CE under Chapter 11 of the U.S. Bankruptcy Code preceded by (ii) a Master Settlement Agreement and the establishment of a separate trust funded by CE (the “CE Settlement Trust”) to resolve the asbestos related personal injury claims of certain settling claimants who had lodged their claims before November 14, 2002 and provide partial payment of those claims.

In January 2003, CE reached agreement with various creditors including representatives of the asbestos claimants who participated in the Master Settlement Agreement and a representative for future asbestos claimants on the terms of a proposed “Pre-Packaged Plan of Reorganization for CE”, as amended through June 4, 2003 (the “Initial CE Plan”). The Initial CE Plan provided for the issuance of a “channeling injunction” under which asbestos related personal injury claims related to the operations of CE, Lummus and Basic Incorporated (“Basic”), another subsidiary of ours, could only be brought against a future trust (separate from the CE Settlement Trust) to be established and funded by CE, ABB Ltd and other entities of ours (the “CE Asbestos PI Trust”). This channeling injunction was intended to free CE, ABB Ltd and its affiliates as well as certain other entities, including ALSTOM and ALSTOM POWER NV, from further liability for such claims.

The Initial CE Plan was filed with the U.S. Bankruptcy Court (the “Bankruptcy Court”) on February 17, 2003 and confirmed by the U.S. District Court (the “District Court”) on August 8, 2003. However, on December 2, 2004, the Court of Appeals for the Third Circuit effectively reversed the District Court’s confirmation order.

In March 2005, following extensive discussions with certain representatives of various parties, including the Creditors Committee and Future Claimants Representatives appointed in the CE case and Certain Cancer Claimants who had opposed the Initial CE Plan, the parties reached an agreement in principle (the “Agreement in Principle”) for (i) modifying the Initial CE Plan with a view to bringing it into conformity with the Court of Appeals’ decision, and (ii) providing a mechanism for resolving all pending and future asbestos-related personal injury claims against Lummus by the filing of a separate Chapter 11 case and a prepackaged plan of reorganization for Lummus (the “Lummus Plan”).

Following the Agreement in Principle, the parties negotiated the terms and provisions of the Lummus Plan and the modifications to the Initial CE Plan. In August 2005, an amended version of the Initial CE Plan (the “Modified CE Plan”) was filed with the Bankruptcy Court. On December 19, 2005, the Bankruptcy Court entered an Order confirming the Modified CE Plan, and recommending that the District Court affirm the Bankruptcy Court’s Order. On April 1, 2006, the District Court’s order affirming confirmation of the Modified CE Plan became final and the Modified CE Plan became effective on April 21, 2006 (the “Modified CE Plan Effective Date”).

The Lummus Plan was filed with the Bankruptcy Court in Delaware on April 21, 2006. On June 29, 2006, the Bankruptcy Court issued its order confirming the Lummus Plan and recommending that the District Court affirm the Bankruptcy Court’s Order. On August 30, 2006, the District Court’s order affirming confirmation of the Lummus Plan became final and the Lummus Plan became effective on August 31, 2006 (the “Lummus Plan Effective Date”).

The Modified CE Plan and Lummus Plan do not address Basic. Basic’s asbestos-related liabilities will have to be resolved through its own bankruptcy or U.S. state court liquidation proceeding, or through the tort system.

Other entities of ours have sometimes been named as defendants in asbestos-related claims. At December 31, 2006 and 2005, there were approximately 12,100 and 16,400, respectively, asbestos-related claims pending against entities of ours other than CE and Lummus. These claims, which include approximately 4,300 claims against Basic, are unrelated to CE and Lummus and will not be resolved under the Modified CE Plan or the Lummus Plan. ABB entities that are subject to such claims will continue to resolve them in the tort system, or otherwise. We generally seek dismissals from claims where there is no apparent linkage between the plaintiffs and any entity of ours. To date, resolving claims against ABB entities other than CE and Lummus has not had a material impact on our consolidated financial position, results of operations or cash flows.

The Modified CE Plan

Pursuant to the Modified CE Plan a channeling injunction (the “CE Channeling Injunction”) was issued and became effective as of April 21, 2006, pursuant to Sections 524(g) of the Bankruptcy Code under which all present and future asbestos-related personal injury claims filed against ABB Ltd and its affiliates and certain other entities that relate to the operations of CE are channeled to the CE Asbestos PI Trust.

On the Modified CE Plan Effective Date, ABB Inc. indemnified the CE estate against up to $5 million of liability on account of certain contingent claims held by certain CE insurers. Further, on the Modified CE Plan Effective Date, we indemnified CE, for nuclear and environmental liabilities in respect to sites where CE may have such liabilities and specifically, CE’s Windsor, Connecticut, site.

The CE Settlement Trust and the CE Asbestos PI Trust were separately funded as follows:

The CE Settlement Trust

•       Cash, note payable and assignment of payments on a note receivable including unpaid interest totaling $417 million from CE; and

•       A cash payment of $30 million from ABB Inc.

All of the payments were completed by mid 2005.

The CE Asbestos PI Trust

The Modified CE Plan provided that on the Modified CE Plan Effective Date, the CE Asbestos PI Trust would be funded with the following:

•       A $20 million 5 percent term note (the “CE Convertible Note”) with a maximum term of ten years from the Modified CE Plan Effective Date, was issued by CE and secured by its Windsor, Connecticut, real estate and real estate leases (under certain specified contingencies, the CE Asbestos PI Trust would have the right to convert the term note into ownership of approximately 80 percent of the voting securities of the reorganized CE). On October 26, 2006, CE prepaid the outstanding principal balance of the CE Convertible Note, together with all accrued but unpaid interest thereon, in full to the CE Asbestos PI Trust. Such payment extinguished the CE Asbestos PI Trust’s lien and security interests and terminated its right to convert the CE Convertible Note into voting securities of CE;

•       Excess cash held by CE on the Modified CE Plan Effective Date;

•       An assignment of proceeds from certain insurance policies (including $32 million of cash proceeds collected from certain insurance companies since February 17, 2003);

•       30,298,913 shares of ABB Ltd, which when delivered on the Modified CE Plan Effective Date, had a market value of $407 million;

•       A non-interest bearing promissory note issued by ABB Inc. and ABB Ltd (the “ABB Note”) in an aggregate amount of up to $350 million payable in installments of $50 million in 2006, $100 million in 2007, $100 million in 2008, two payments of $25 million each that are contingent as to the timing of payment to be paid as early as June 2007, but no later than the end of 2012 and two additional contingent payments of $25 million each payable in 2010 and 2011 if, and only if, ABB Ltd attains an earnings before interest and taxes margin of 9% for 2009 (or 14% in 2010) and 9.5% for 2010. Payments under the ABB Note are guaranteed by ABB Asea Brown Boveri Ltd, ABB Turbo Systems Holding Ltd, ABB Holdings Inc. and ABB Participation AB; and

•       An agreement providing for a cash contribution of $204 million on April 21, 2008, subject to earlier payment from the proceeds of any sales of Lummus shares or assets prior to April 21, 2008 (the “Contribution Agreement”). Until the Company’s obligations under the Contribution Agreement are satisfied certain pre-Chapter 11 debt obligations between Lummus and other ABB entities are subordinated to the obligations under the Contribution Agreement, and payments from Lummus to other ABB entities are restricted.

If ABB entities are found by the Bankruptcy Court to have defaulted in their payment obligations under the ABB Note or the Contribution Agreement, the CE Asbestos PI Trust may petition the Bankruptcy Court to terminate the CE Channeling Injunction and the protections afforded to the Company and other ABB entities by that injunction as well as certain other entities, including ALSTOM and ALSTOM POWER NV by that injunction.

The Lummus Plan

The negotiations that led to the Lummus Plan were conducted with representatives of asbestos claimants with pending claims against Lummus and an individual appointed by Lummus to represent the interests of its future asbestos claimants (the “Lummus FCR”). These negotiations were held in parallel with the negotiations on the Modified CE Plan over approximately five months.

Under the terms of the Lummus Plan:

•       Lummus executed an interest bearing note (6%) in the principal amount of $33 million (the “Lummus Note”) payable in annual installments over approximately 11 years to a trust created under the Lummus Plan (the “Lummus Asbestos PI Trust”). The Lummus Note is secured by a pledge of 51 percent of the capital stock of Lummus. Payments under the Lummus Note are guaranteed by ABB Ltd and ABB Holdings Inc. Until Lummus’ obligations under the Lummus Note are satisfied, pre-Chapter 11 debt obligations between Lummus and other ABB entities are subordinated to the obligations under the ABB Note, and payments from Lummus to other ABB entities are restricted. In addition, in the event of a sale of Lummus, a prepayment of the obligation would be triggered;

•       The Lummus Asbestos PI Trust will also be entitled to be paid the first $7.5 million in aggregate recoveries from Lummus insurers with the first $5 million guaranteed. On the Lummus Plan Effective Date, $5 million comprised of $1.6 million of insurer funding and $3.4 million of Lummus funding was paid to the Lummus Asbestos PI Trust; and

•       A channeling injunction pursuant to Section 524(g) of the Bankruptcy Code (the “Lummus Channeling Injunction”) was issued pursuant to which all asbestos-related claims against Lummus and other ABB entities relating to the operations of Lummus are channeled to the Lummus Asbestos PI Trust.

If ABB entities or Lummus are found by the Bankruptcy Court to have defaulted in their payment obligations under the Lummus Note, the Lummus Asbestos PI Trust may petition the Bankruptcy Court to terminate the Lummus Channeling Injunction and the protections afforded to ABB Ltd, Lummus and other ABB entities by that injunction.

Effect on our Consolidated Financial Statements

The amounts in the below table are reflected in loss from discontinued operations, net of tax.

	Year ended December 31,
	2006	2005	2004
	(U.S. dollars in millions)
Expense, net of tax:
Mark-to-market adjustment on 30,298,913 ABB Ltd Shares	114	123	17
Cost related to modification of Initial CE Plan	—	—	232
Discount on non-interest bearing liabilities under Modified CE Plan on the Modified CE Plan Effective Date	(45)	—	—
Other	1	10	13
	70	133	262

	Year ended December 31,
	2006	2005	2004
	(U.S. dollars in millions)
Cash payments to:
CE Settlement Trust	—	3	49
CE Asbestos PI Trust	70	—	—
Lummus Asbestos PI Trust	9	—	—
Fees and other costs	20	25	7
	99	28	56

	Year ended December 31,
	2006	2005	2004
	(U.S. dollars in millions)
Asbestos Obligations:
Current—
Modified CE Plan (Face Value $150 million at December 31, 2006)	146	1,080	985
Lummus Plan	2	43	33
Other	6	5	5
	154	1,128	1,023
Non-Current—
Modified CE Plan (Face Value $304 million at December 31, 2006)	282	—	—
Lummus Plan	25	—	—
	307	—	—

Prior to 2006, asbestos obligations were recorded based on the expected implementation of the Initial CE Plan or the Modified CE Plan and the Lummus Plan and classified as current liabilities in Provisions and Other. During 2006, confirmation of the Modified CE Plan and the Lummus Plan became final and those Plans became effective. Asbestos liabilities at December 31, 2006, reflect the terms of the effective plans and are classified as current or non-current obligations based on the scheduled payment dates. Non-interest bearing liabilities under the Modified CE Plan were discounted on the Modified CE Plan Effective Date at our incremental borrowing rate. Asbestos obligations not covered by the Modified CE Plan or Lummus Plan have been estimated based on historical claims statistics, related settlement costs and a projection of such claims activity over the next several years.

Loss from discontinued operations, net of tax, also includes costs related to the Company’s asbestos obligations of approximately $70 million, $133 million and $262 million in 2006, 2005, and 2004, respectively. See Note 17 Commitments and contingencies to our Consolidated Financial Statements.

Item 6.                        Directors, Senior Management and Employees

BOARD OF DIRECTORS

Our board of directors oversees the management and determines the corporate strategy of ABB. It determines the organization of the ABB Group and appoints, removes and supervises the persons entrusted with the management and representation of ABB. The regulations of our board of directors set forth the organizational structure and responsibilities of the directors, including the responsibilities of our executive committee. We have been granted an exception by the Federal Office of Justice of Switzerland (Bundesamt für Justiz) to the rule that a majority of the members of the board of directors of ABB must be citizens of Switzerland with residence in Switzerland according to Article 708 para 1 of the Swiss Code of Obligations.

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

Jürgen Dormann has been the Chairman of ABB’s board of directors since November 2001 and served as ABB’s President and Chief Executive Officer from September 5, 2002 until December 31, 2004. He has been a member of ABB’s board of directors since June 28, 1999. From 1998 to 1999, he served as a member of the board of directors of ABB Asea Brown Boveri Ltd. He is the vice-chairman of the board of directors of sanofi aventis (France) and of Adecco (Switzerland). He is a member of the board of directors of IBM (U.S.) and BG Group (U.K.). Mr. Dormann is a German citizen.

Roger Agnelli was elected to ABB’s board of directors at the annual general meeting of shareholders on March 12, 2002. He is the President and Chief Executive Officer of Companhia Vale do Rio Doce (Brazil). He is also a member of the board of directors of Spectra Energy (U.S., as from January 2007), Petrobras (Brazil, as from April 2006) and Suzano Petroquimica (Brazil). He was a member of the Board of Duke Energy (U.S.) through December 2006. Mr. Agnelli is a Brazilian citizen.

Louis R. Hughes was elected to ABB’s board of directors at the annual general meeting of shareholders on May 16, 2003. Mr. Hughes is the chairman of the board of directors of Maxager Technology and the chairman of the board of directors and chief executive officer of GBS Laboratories (both U.S.). He is also a member of the boards of directors of AkzoNobel (The Netherlands, as from April 2006), MTU (Germany), Sulzer (Switzerland) and Electrolux (Sweden). He was also a member of the board of directors of BT Group (U.K, through March 2006). He is an Executive Advisor to Windpoint (U.S.) and a member of the British Telecom U.S. advisory board. Mr. Hughes is a United States citizen.

Hans Ulrich Märki was elected to ABB’s board of directors at the annual general meeting of shareholders on March 12, 2002. He is chairman of IBM Europe, Middle East and Africa (France) and a member of the board of directors of Mettler-Toledo International and Menuhin Festival Gstaad AG (both Switzerland). Mr. Märki is a Swiss citizen.

Michel de Rosen was elected to ABB’s board of directors at the annual general meeting of shareholders on March 12, 2002. He is the chairman, president and chief executive officer of ViroPharma (U.S.). He is a member of the boards of directors of Ursinus College, Pennsylvania Biotech, and, as from April 2006, of Endo Pharmaceutical Holdings Inc. (all U.S.). He is also a member of the advisory boards of Paul Capital Partners Royalty Fund and the Global Business Coalition on HIV/AIDS (both U.S.). Mr. de Rosen is a French citizen.

Michael Treschow was elected to ABB’s board of directors at the annual general meeting of shareholders on May 16, 2003. He is the chairman of the boards of directors of Ericsson, Electrolux and the Confederation of Swedish Enterprise (all Sweden). Mr. Treschow is a Swedish citizen.

Bernd W. Voss was elected to ABB’s board of directors at the annual general meeting of shareholders on March 12, 2002. He is a member of the supervisory board of Dresdner Bank (Germany). He is also a member of the boards of directors of Allianz Leben, Continental, Hapag-Lloyd, Osram, Quelle (until March 2006), and Wacker Chemie (all Germany). Mr. Voss is a German citizen.

Jacob Wallenberg has been a member of ABB’s board of directors since June 28, 1999. From March 1999 to June 1999, he served as a member of the board of directors of ABB Asea Brown Boveri Ltd. He is the chairman of the board of directors of Investor AB (Sweden). He is vice-chairman of SEB Skandinaviska Enskilda Banken, Atlas Copco AB and SAS AB (all Sweden). He is also a member of the boards of directors of the Knut and Alice Wallenberg Foundation, Thisbe AB, the Nobel Foundation, and the Stockholm School of Economics (all Sweden). Mr. Wallenberg is a Swedish citizen.

SENIOR MANAGEMENT

Our board of directors has delegated the executive management of ABB to the chief executive officer and the other members of the executive committee. The chief executive officer, and under his direction the other members of the executive committee, are responsible for our overall business and affairs and day-to-day management. The chief executive officer reports to the board regularly, and whenever extraordinary circumstances so require, on the course of our business and financial performance and on all organizational and personnel matters, transactions and other issues relevant to the group. Upon proposal by the governance, nomination and compensation committee, the executive committee is appointed and discharged by the board.

The following table sets forth the name and year of birth of each member of the executive committee as of December 31, 2006, the position of each member as of such date, and the date each member was appointed to such position.

Name	Born	Position as of December 31, 2006	Year of Appointment
Fred Kindle	1959	President and Chief Executive Officer	2005
Michel Demaré	1956	Chief Financial Officer	2005
Dinesh C. Paliwal	1957	President, Global Markets and Technology	2003
Ulrich Spiesshofer	1964	Responsible for Corporate Development	2005
Gary Steel	1952	Responsible for Human Resources	2003
Bernhard Jucker	1954	Responsible for the Power Products division and temporarily for the Power Systems division	2006
Tom Sjökvist	1947	Responsible for the Automation Products division	2006
Veli-Matti Reinikkala	1957	Responsible for the Process Automation division	2006
Anders Jonsson	1950	Responsible for the Robotics division	2006

Fred Kindle has been our Chief Executive Officer since January 2005, after joining ABB on September 1, 2004. Mr. Kindle is a member of the board of directors of VZ Holding Ltd. and of Zurich Financial Services Ltd. (both Switzerland). Before joining ABB, he was the chief executive officer of Sulzer (Switzerland). Mr. Kindle was with the Sulzer Group since 1992. In 2001, he became chief executive officer of Sulzer and from 2003 to 2004, he was also a member of Sulzer’s board of directors. Mr. Kindle has dual Liechtenstein and Swiss citizenship.

Michel Demaré joined ABB as Chief Financial Officer on January 1, 2005. From 2002 until 2004 Mr. Demaré was vice president and chief financial officer of Baxter Europe. From 1984 until 2002, he held various positions within Dow Chemical (U.S.). Mr. Demaré is a Belgian citizen.

Dinesh C. Paliwal was appointed President, Global Markets and Technology in January 2006. Mr. Paliwal is a member of the board of directors of EMBARQ (U.S.) and he is Chairman of the U.S. “National Foreign Trade Council” (U.S.) He was the Head of our former Automation Technologies division from January 2003 through December 2005. From April 2002 to January 2003, he was our Executive Vice President responsible for our former Industries division. Between January 1, 2001 and March 2002, he was our Executive Vice President responsible for our former Process Industries division. From 1990 to 2001, he held various positions with ABB. Mr. Paliwal has dual Indian and U.S. citizenship.

Ulrich Spiesshofer joined ABB as Head of Corporate Development in November 2005. From 2002 until he joined ABB, he was Senior Partner, Global Head of Operations Practice at Roland Berger AG. Prior to 2002, he held various positions with A.T. Kearney International AG and its affiliates. Mr. Spiesshofer is a German citizen.

Gary Steel joined ABB as Head of Human Resources in January 2003. In 2002, he was the Human Resources Director, Group Finance at Royal Dutch Shell. Between 1976 and 2002, he held several human resources and employee relations positions at Royal Dutch Shell. Mr. Steel is a British citizen.

Bernhard Jucker was appointed executive committee member responsible for our Power Products division in January 2006. From 2003 to 2005, he was ABB’s country manager for Germany. From 1980 to 2003 he held various positions in ABB. Mr. Jucker is a Swiss citizen.

Tom Sjökvist was appointed executive committee member responsible for our Automation Products division in January 2006. From 2003 to 2005, he was the head of our Automation Products business area. From 1972 to 2003 he held several positions with ABB. Mr. Sjökvist is a Swedish citizen.

Veli-Matti Reinikkala was appointed executive committee member responsible for our Process Automation division in January 2006. In 2005, he was the head of our Process Automation business area. From 1993 to 2005 he held several positions with ABB. Mr. Reinikkala is a Finnish citizen.

Anders Jonsson was appointed executive committee member responsible for our Robotics division in January 2006. In 2005, he was the head of our former Automation Technologies division in China. From 1976 to 2004, he held a range of positions with ABB. Mr. Jonsson is a Swedish citizen.

As of January 1, 2007, the composition of the executive committee changed as follows:  Peter Leupp joined the executive committee and became responsible for the Power Systems division and Diane de Saint Victor joined the executive committee as General Counsel.

The following table sets forth the names and the years of birth of the individuals who became members of the executive committee on January 1, 2007, their positions with us and the dates of their initial appointment to those positions.

Name	Born	Current Position	Year of Appointment
Diane de Saint Victor	1955	General Counsel	2007
Peter Leupp	1951	Responsible for Power Systems division	2007

Diane de Saint Victor joined ABB as General Counsel in January 2007. From 2004 to 2006, she was General Counsel of European Aeronautic Defence and Space (France/Germany). From 2003 to 2004, she was General Counsel of SCA Hygiene Products (Germany). From 1993 to 2003, she held various positions with Honeywell International (France/Belgium). Ms. de Saint Victor is a French citizen.

Peter Leupp was appointed executive committee member responsible for our Power Systems division in January 2007. From 2005 to 2006, he was ABB’s region manager for North Asia and from 2001 to 2006, he was President of ABB Ltd China. From 1989 to 2001, he held various positions in ABB. Mr. Leupp is a Swiss citizen.

CORPORATE GOVERNANCE

We are committed to the highest international standards of corporate governance, and we support the general principles as set forth in the Swiss Code of Best Practice for Corporate Governance as well as those of the capital markets where ABB shares are listed:  the SWX Swiss Exchange (traded on virt-x), the Stockholm Stock Exchange, and the New York Stock Exchange (where our shares are traded in the form of ADSs).

As ABB Ltd is organized in Switzerland, we are subject to the Swiss Code of Obligations. In addition, our principles and rules on corporate governance are laid down in our articles of incorporation, our board regulations, our standards for corporate governance, the regulations of our board committees and our Code of Conduct. It is the duty of our board of directors to review and amend or propose amendments to those documents from time to time to reflect the most recent developments and practices as well as to ensure compliance with applicable laws and regulations.

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

The Swiss Code of Obligations does not specify what standard of due care is required of the directors of a corporate board. However, it is generally held by Swiss legal scholars and jurisprudence that the directors must have the requisite capability and skill to fulfill their function, and must devote the necessary time to the discharge of their duties. Moreover, the directors must exercise all due care that a prudent and diligent director would have taken in like circumstances. Finally, the directors are required to take actions in the best interests of the corporation and may not take any actions that may be harmful to the corporation.

Exercise of Powers

Directors, as well as other persons authorized to act on behalf of a Swiss corporation, may perform all legal acts on behalf of the corporation which the business purpose, as set forth in the articles of incorporation of the corporation, may entail. Pursuant to court practice, such directors and officers can take any action that is not explicitly excluded by the business purpose of the corporation. In so doing, however, the directors and officers must still pursue the duty of due care and the duty of loyalty described above and must extend equal treatment to the corporation’s shareholders in like circumstances. Our articles of incorporation do not contain provisions concerning a director’s power, in the absence of an independent quorum, to vote on the compensation to themselves or any members of their body.

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

Board Practices

Board meetings are convened by the chairman or upon request by a director or the chief executive officer. During 2006, five board meetings were held. Written documentation covering the various items of the agenda for each board meeting is sent out in advance to each board member in order to allow each member time to study the covered matters prior to the meetings. Decisions made at the board meetings are recorded in written minutes of the meetings. All board members are non-executive directors and all, with the exception of Jürgen Dormann, are currently independent. This determination has been made in accordance with the Swiss Code of Best Practice and the independence criteria set forth in the corporate governance rules of the New York Stock Exchange. Mr. Dormann held also the position of president and chief executive officer from September 5, 2002 until December 31, 2004, in addition to his ongoing role as chairman.

Our board of directors has appointed from among its members two board committees, the finance, audit and compliance committee and the governance, nomination and compensation committee. The duties and objectives of the board committees are set forth in charters issued or approved by the board of directors. These committees assist the board in its tasks and report regularly to the board.

The finance, audit and compliance committee oversees the financial reporting processes and accounting practices, evaluates the independence, objectivity and effectiveness of external and internal auditors, reviews audit results, monitors compliance with the laws and regulations governing the preparation of our financial statements and assesses the processes relating to our risk management and internal control systems. The finance, audit and audit committee is required to be composed of three or more independent directors who have a thorough understanding of finance and accounting. The chief financial officer and, as determined by the committee’s chairman for matters related to their respective functions, the head of internal audit, as well as the external auditors may participate in the finance and audit committee meetings. Mr. Voss is the chairman of the finance, audit and compliance committee, and Messrs. Hughes and Wallenberg are members. The committee met five times in 2006.

The governance, nomination and compensation committee determines the selection of candidates for the board of directors and its committees, plans for the succession of directors and ensures that newly elected directors receive the appropriate introduction and orientation and that all directors receive adequate continuing education and training to fulfill their obligations. The governance, nomination and compensation committee proposes the remuneration of the members of the executive committee. The governance, nomination and compensation committee is required to be composed of three or more independent directors. Upon invitation by the committee’s chairman, the chief executive officer or other members of the executive committee may participate in the committee meetings, provided that any potential conflict of interest is avoided and confidentiality of the discussions is maintained. Mr. Märki is the chairman of the governance, nomination and compensation committee, and Messrs. Agnelli and de Rosen are members. The committee met eleven times in 2006.

COMPENSATION

Board of Directors

The compensation levels of the board of directors in 2006 was as follows:

•                    Chairman:  CHF 1,500,000 (approximately $1,230,012 at December 31, 2006);

•                    Member:  CHF 250,000 (approximately $205,002 at December 31, 2006);

•                    Committee chairman:  CHF 50,000 (approximately $41,000 at December 31, 2006); and

•                    Committee member:  CHF 20,000 (approximately $16,400 at December 31, 2006).

These amounts were paid to the directors in semi-annual installments in 2006, in July and November.

Board members receive at least 50 percent (and may elect to receive a higher ratio) of their net compensation (i.e., after deduction of social security costs and withholding tax, where applicable), in ABB shares, which they are entitled to receive at a discount of 10 percent of the average share trading price during a 30-day reference period. During the term of board membership, the ABB shares are kept in a blocked account and may be disposed of only after the respective person has left the board of directors. The gross compensation paid to board members in shares and cash with respect to 2006 amounted to CHF 3,430,000 (approximately $2,812,628 at December 31, 2006).

Our current board members received the following compensation (denominated in Swiss Francs) with respect to 2006 (the calculation of the number of shares and the cash amount varies depending on whether the person is subject to taxation at source):

	Board Member Compensation	Committee Member Compensation	Total Annual Compensation (gross)	Amount received in cash (net)	Number of shares received
Jürgen Dormann	1,500,000	—	1,500,000	479,317	32,284
Roger Agnelli	250,000	20,000	270,000	46,953	9,540
Louis R. Hughes	250,000	20,000	270,000	93,912	6,324
Hans Ulrich Märki	250,000	50,000	300,000	—	19,274
Michel de Rosen	250,000	20,000	270,000	93,912	6,324
Michael Treschow	250,000	—	250,000	86,915	5,853
Bernd W. Voss	250,000	50,000	300,000	—	14,191
Jacob Wallenberg	250,000	20,000	270,000	93,912	6,324
Total	3,250,000	180,000	3,430,000	894,921	100,114

With the exception of Mr. Dormann, for the period during which he served as both chairman of the board and chief executive officer, board members do not receive pension benefits and are not eligible to participate in any of our incentive programs.

No payments were made to former board members in 2006.

Executive Committee

Members of the executive committee receive annual base compensation. They are further eligible for annual bonus compensation, determined in accordance with the principles explained below.

In addition to receiving annual base and bonus compensation, members of the executive committee are entitled to participate in the employee share acquisition plan and long-term incentive share plan. Some members of the executive committee have participated in the earlier launches of our management incentive plan. Executive committee members receive customary additional benefits such as pension contributions, a company car, health insurance compensation and contributions to children’s education in some cases (see table below).

The table below shows the gross payments (i.e. compensation before deduction of employee social insurance and pension contributions) that were made to the members of the executive committee with respect to 2006, as well as the employer’s part of the ordinary pension contributions. All members of the executive committee are insured under the ABB Pension Fund, the ABB Supplementary Insurance Plan and the Tödi Foundation (the governing documents for each of these are available under www.abbvorsorge.ch), with the exception of Dinesh Paliwal, who is insured under the pension plan in the U.S., and Veli-Matti Reinkkala, who is insured under the pension plan in Finland. Members of the executive committee based in Switzerland who are between the ages of 45 and 60 also participated in the equalization plan, a defined benefits plan capped under Swiss law, within the Tödi Foundation which was established in 2005. The table in the Share Ownership section below shows the share based compensation received by members of the executive committee.

Amounts in Swiss francs	Salary	Bonus(5)	Additional compensation	Total annual compensation(6)	Employer’s pension contributions	Costs of company car	Costs of health insurance	Costs of children’s education
Fred Kindle(1)	1,404,168	1,977,615	0	3,381,783	388,640	34,890	8,155	0
Dinesh Paliwal(2)	902,430	1,056,060	45,123	2,003,613	676,719	29,268	21,075	78,921
Michel Demaré	791,670	756,480	0	1,548,150	521,860	28,808	7,687	30,900
Gary Steel	716,668	654,264	0	1,370,932	581,100	26,574	8,828	68,690
Ulrich Spiesshofer	650,000	616,395	0	1,266,395	124,310	28,460	7,639	0
Bernhard Jucker	750,000	721,500	0	1,471,500	170,520	29,964	8,106	0
Samir Brikho(3)	525,000	457,281	0	982,281	113,067	21,934	5,429	0
Tom Sjökvist	700,000	689,150	0	1,389,150	517,660	29,368	8,237	0
Veli-Matti Reinikkala(4)	621,945	600,488	8,739	1,231,172	136,905	13,171	2,862	0
Anders Jonsson	520,000	319,800	0	839,800	169,500	27,080	8,950	0
Total	7,581,881	7,849,033	53,862	15,484,776	3,400,281	269,517	86,968	178,511

(1)              Fred Kindle received an additional CHF 1,500,000 in the form of 63,966 ABB shares as a special bonus for 2006. Half of these shares were delivered in March 2007 and the other half will be delivered in March 2008.

(2)              Dinesh Paliwal received his compensation in U.S. dollars which has been converted into Swiss francs at the rate of 1.2195 per U.S. dollar. He received additional compensation for cost of living adjustments, financial counseling, and term life insurance premiums.

(3)              Samir Brikho left ABB at the end of September 2006 and therefore received a pro rata share of his salary for 2006. He also received his pro-rata bonus for 2006.

(4)              Veli-Matti Reinikkala received his compensation and car benefits in U.S. dollars which have been converted into Swiss francs at the rate of 1.2195 per U.S. dollar. He received his employer pension contributions and health insurance benefits in euro which have been converted into Swiss francs using a rate of 1.6094 per euro. His additional compensation was for financial counseling and term life insurance premiums.

(5)              The table above provides compensation amounts with respect to 2006 on an accrual basis. Bonuses relating to 2006 were paid in 2007 except with respect to Samir Brikho who received his bonus when he left in 2006.

(6)              Excluding employer’s pension contributions, costs of company car, costs of health insurance, contributions to children’s education, and share-based compensation.

Bonus determination

ABB has implemented a bonus structure that we believe aligns the performance expectations of ABB senior managers with the interests of ABB shareholders.

The performance of executive committee members is measured at least 50 percent on ABB Group results. The performance of group function heads, business unit managers and regional managers is measured at least 25 percent on ABB Group results and in addition is also measured on the results of the organizations to which they report.

Resulting bonuses are paid in March of the following year after full-year results are announced. The CEO has a maximum bonus opportunity of 150 percent of his base salary. All other executive committee members have a maximum bonus opportunity of 100 percent of their base salary except for the President, Global Markets and Technology, who has had a maximum bonus opportunity of 120 percent of his base salary since 2006.

Compensation to former members of the executive committee

In 2006, we did not make any payments to former members of the executive committee.

Employment Contracts

None of our board members or executive committee members benefits from a “golden parachute” clause which would become effective upon a change of control. Employment contracts normally contain notice periods of 12 months for executive committee members, during which they are entitled to salaries and bonuses. In addition, executive committee members may be entitled to compensation for up to an additional 12 months to the extent they cannot find comparable employment. No director has a contract with us providing for further benefits upon termination of his board membership, other than pursuant to applicable employment agreements in case of simultaneous termination of their employment.

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

We have not granted any loans or guarantees to our board members or members of our executive committee in 2006.

EMPLOYEE PARTICIPATION PROGRAMS

In order to align our employees’ interests with our business goals and financial results, we operate a number of incentive plans, linked to ABB Ltd shares, which are summarized below (for a more detailed description of each incentive plan, please refer to Note 21 to the Consolidated Financial Statements).

Employee share acquisition plan (ESAP)

The ESAP is an employee stock-option plan with a savings feature. Employees save over a 12-month savings period, by way of monthly salary deductions. The maximum monthly savings amount is the lower of 10 percent of gross monthly salary or the local currency equivalent of 750 Swiss francs. At the end of the savings period, employees choose whether to exercise their stock options to buy ABB Ltd shares (ADS in the case of employees in the United States) at the exercise price set at the grant date, or have their savings returned with interest. The savings are accumulated in a bank account held by a third-party trustee on behalf of the participants and earn interest.

The maximum number of shares that each employee can purchase has been determined based on the exercise price and the aggregate savings for the 12-month period, increased by 10 percent to allow for currency fluctuations. If, at the exercise date, the balance of savings plus interest exceeds the maximum amount of cash the employee must pay to fully exercise their stock options, the excess funds will be returned to the employee. If the balance of savings and interest is insufficient to permit the employee to fully exercise their stock options, the employee has the choice, but not the obligation, to make an additional payment so that they may fully exercise their stock options.

If an employee ceases to be employed by us, the accumulated savings as of the date of cessation of employment will be returned to the employee and the employee’s right to exercise their stock options will be forfeited. Employees can withdraw from the ESAP at any time during the savings period and will be entitled to a refund of their accumulated savings.

The exercise price per share and ADS of 18.55 Swiss francs and $14.75, respectively, for the 2006 grant, were determined using the closing price of the ABB Ltd share on SWX Swiss Exchange (virt-x) and ADS on the New York Stock Exchange on the grant date.

Management incentive plan (MIP)

We maintain an MIP under which we offer stock warrants and warrant appreciation rights (WARs) to key employees for no consideration.

Warrants granted under the MIP allow participants to purchase shares of ABB Ltd at predetermined prices. Participants may sell the warrants rather than exercise the right to purchase shares. Equivalent warrants are listed by a third-party bank on the SWX Swiss Exchange, which facilitates pricing and transferability of warrants granted under the MIP. If the participant elects to sell the warrant on the market rather than exercise the right to purchase shares, the warrant may then be held by a non-employee of ABB. Each WAR gives the participant the right to receive, in cash, the market price of a warrant on the date of exercise of the WAR. The WARs are non-transferable.

Participants may exercise or sell warrants and exercise WARs after the vesting period, which is three years from the date of grant. Vesting restrictions can be waived in certain circumstances such as death or disability. All warrants and WARs expire six years from the date of grant.

The details of the various unexpired grants as of December 31, 2006, are as follows:

Grant	Warrant exercise price in CHF	Subscription ratio
December 2001	13.49	100:25.21
December 2003	7.00	5:1
December 2004	7.50	5:1
February 2006	15.30	5:1

Long-term incentive plan (LTIP)

We have an LTIP for members of our Group Executive Committee and certain other executives (each an eligible participant). The LTIP involves annual conditional grants of ABB Ltd’s stock and, as of the 2006 launch, contains a co-investment component, in addition to the share-price performance component existing in the previous launches.

Under the share-price performance component, the value of the number of shares conditionally granted equals a certain percentage of the eligible participant’s base salary at the date of grant. These percentages were 150 percent in 2005 (prior to the introduction of the co-investment component) and 100 percent in 2006. For individuals who become eligible participants after the initial grant date of any individual launch, the number of shares conditionally granted is adjusted in accordance with the terms and conditions of the LTIP. The actual number of shares that each eligible participant will receive free of charge at a future date is dependent on (1) the performance of ABB Ltd shares during a defined period (evaluation period) compared to those of a selected peer group of publicly listed multinational companies and (2) the term of service of the respective eligible participants in that capacity during the evaluation period. The actual number of shares received after the evaluation period cannot exceed 100 percent of the conditional grant.

Our performance compared to our peers over the evaluation period will be measured as the sum, in percentage terms, of the average percentage price change of the ABB Ltd share price over the evaluation period and an average annual dividend yield percentage (our performance).

In order for shares to vest, our performance over the evaluation period must be positive and equal to or better than half of the defined peers. The actual number of shares to be delivered will be dependent on our ranking in comparison with the defined peers. The full amount of the conditional grant will vest if our performance is better than three-quarters of the defined peers’ performance.

Under the co-investment component of the LTIP, each eligible participant is invited to deposit a number of ABB Ltd shares, up to an individually defined maximum number of shares. If at the end of the evaluation period the individual remains an eligible participant and the owner of such shares, then we will deliver free-of-charge to the eligible participant a matching number of shares.

The details of the various unexpired grants are as follows:

Launch year	Evaluation period	Reference price (in Swiss francs)
2005	March 15, 2005, to March 15, 2008	7.15
2006	March 15, 2006, to March 15, 2009	15.48

The exact number of shares to be received for the 2005 and the 2006 launches will be known only in March 2008 and March 2009 respectively.

SHARE OWNERSHIP

Under our management incentive plan, certain members of the executive committee received in 2003 warrants and warrant appreciation rights that remain outstanding. For details of the various warrant launches please see “Item 6. Directors, Senior Management and Employees—Management Incentive Plan.”

As of March 31, 2007, the members of the board of directors and executive committee as at December 31, 2006, held the following numbers of shares (or ADSs representing such shares), the conditional right to receive ABB shares granted under the share-price performance component of the LTIP, the conditional right to receive matching ABB shares in connection with share deposits under the co-investment component of the LTIP, and warrants and warrant appreciation rights:

	Total number	Number of conditionally granted shares under the 2005	Number of conditionally granted shares under the 2006	Number of matching shares deliverable under the 2006 co-investment	Number of warrants/warrant appreciation rights held under the MIP
Name	of shares held	launch of the LTIP	launch of the LTIP	portion of the LTIP	2003 Grant	2004 Grant	2006 Grant
Jürgen Dormann	578,160	0	0	0	1,000,000	0	0
Roger Agnelli	132,805	0	0	0	0	0	0
Louis R. Hughes	58,074	0	0	0	0	0	0
Hans Ulrich Märki	297,902	0	0	0	0	0	0
Michel de Rosen	87,678	0	0	0	0	0	0
Michael Treschow	69,330	0	0	0	0	0	0
Bernd W. Voss	135,534	0	0	0	0	0	0
Jacob Wallenberg	143,370	0	0	0	0	0	0
Fred Kindle	164,963	272,728	92,055	40,115	0	0	0
Dinesh Paliwal(1)	35,505	174,960	62,394	18,840	0	0	0
Michel Demaré(2)	62,471	157,343	51,680	15,014	0	0	0
Gary Steel	50,630	146,854	46,512	13,416	0	0	0
Ulrich Spiesshofer	24,840	107,955	41,990	13,372	0	0	0
Bernhard Jucker	21,885	0	48,450	8,595	375,000	375,000	375,000
Tom Sjökvist(3)	39,521	0	45,220	12,451	375,000	375,000	375,000
Veli-Matti Reinikkala	17,030	0	43,001	5,680	150,000	312,500	375,000
Anders Jonsson(4)	66,311	0	33,592	3,603	412,500	475,000	475,000
Total	1,986,009	859,840	464,894	131,086	2,312,500	1,537,500	1,600,000

(1)           Total number of shares held includes 16,665 shares held jointly with spouse.

(2)           Total number of shares held includes 500 shares held jointly with spouse.

(3)           Total number of shares held includes 7,560 shares held by his spouse and child.

(4)           Total number of shares held includes 60,046 shares held by or jointly held with his spouse. The table also includes 100,000 warrants/warrant appreciation rights held by his spouse under each of the 2003, 2004, and 2006 grants of the MIP. The grants to his spouse were in connection with his spouse’s role as an ABB employee.

In addition, all members of the Group Executive Committee as of December 31, 2006, except for Dinesh Paliwal, participated in the third launch of the ESAP with the maximum annual savings amount of CHF 9,000.

The members of our board of directors and executive committee as at December 31, 2006, owned less than 1 percent of our total shares outstanding as of March 31, 2007.

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

EMPLOYEES

A breakdown of our employees by geographic region for the years ended December 31, 2006, 2005 and 2004, is as follows:

	At December 31,
Region	2006	2005	2004
Europe	60,700	58,500	60,200
The Americas	18,700	18,500	16,300
Asia	22,300	18,400	16,500
Middle East and Africa	6,500	8,100	9,500
Total	108,200	103,500	102,500

The proportion of our employees that are represented by labor unions or are the subject of collective bargaining agreements varies based on the labor practices of each country in which we operate. We estimate that approximately 58 percent of all ABB Group employees are covered by collective bargaining agreements. We believe that our employee relations are good.

Item 7.                        Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

To the best of our knowledge, as of March 31, 2007, the following persons held 5 percent or more of our total current issued share capital as registered with the commercial register of the Canton of Zurich:

Name	Number of Shares Owned	Total Percentage of Share Capital
Investor AB(1)(2)	166,330,142	7.6%
FMR Corporation(3)	109,485,941	5.0%

(1)             Mr. Jacob Wallenberg, a member of our board of directors, is the chairman of Investor AB. The number of shares indicated above does not include the shares owned by Mr. Wallenberg as an individual. See “Item 6. Directors, Senior Management and Employees—Share Ownership.”

(2)             According to a Schedule 13D filed with the SEC on November 22, 2002, Investor AB had beneficial ownership of 120,255,178 of our registered shares as of November 4, 2002. On March 8, 2005, Investor AB amended its Schedule 13D, stating that it had beneficial ownership of 187,374,142 registered shares, a reduction in its holdings after accounting for the 7-for-10 rights offering in connection with our 2003 share capital increase. On February 21, 2006, Investor AB further amended its Schedule 13D, stating that it had reduced its holdings to 166,330,142 shares.

(3)             On April 14, 2005, pursuant to the rules of the Federal Act on Stock Exchanges and Securities Trading (the “Swiss Stock Exchange Act”), FMR Corp. and certain of its affiliates announced that, as of April 7, 2005, it held a total of 103,744,180 of our registered shares, which at that time constituted 5.01 percent of our total share capital. On August 18, 2005, pursuant to the rules of the Swiss Stock Exchange Act, these shareholders announced that as of August 12, 2005, they owned less than five percent of our registered shares. On December 1, 2006, pursuant to the rules of the Swiss Stock Exchange Act, these shareholders announced that as of November 22, 2006, they held a total of 111,888,682 of our registered shares, which at that time constituted 5.13% of our total share capital. On December 29, 2006, pursuant to the rules of the Swiss Stock Exchange Act, these shareholders announced that as of December 20, 2006, they owned less than five percent of our registered shares. On February 23, 2007, pursuant to the rules of the Swiss Stock Exchange Act, these shareholders announced that as of February 14, 2007, they held a total of 109,485,941 of our registered shares, which constitutes 5% of our total share capital.

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

At March 31, 2007, we had approximately 290,000 shareholders. Approximately 48,000 were U.S. holders, of which approximately 700 were record holders. Based on the share register, U.S. holders (including holders of ADSs) held approximately 17 percent of the total number of shares issued, including treasury shares, at that date.

RELATED PARTY TRANSACTIONS

In the normal course of our business, we purchase products from, sell products to and engage in other transactions with entities in which we hold an equity interest. The amounts involved in these transactions are not material to ABB Ltd. Also, in the normal course of our business, we engage in transactions with businesses that we have divested. We believe that the terms of the transactions we conduct with these companies are negotiated on an arm’s length basis.

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

Our risk with respect to these entities is substantially limited to the carrying value of the companies on our Consolidated Balance Sheets. The carrying value at December 31, 2006 and 2005, of the entities that we account for using the equity method, or equity accounted investees, was $636 million and $618 million, respectively.

Our 2006 and 2005 Consolidated Financial Statements include the following aggregate amounts related to transactions with equity accounted investees and other related parties, including related party transactions, which are recorded in loss from discontinued operations, net of tax, and assets and liabilities held for sale and in discontinued operations:

	2006	2005
	(U.S. dollars in millions)
Revenues	$89	$63
Receivables	$30	$17
Other current assets	$11	$2
Financing receivables, non-current	$48	$53
Current liabilities	$3	$—
Short-term debt and non-current liabilities	$10	$2

This section describes important business relationships between ABB and its non-executive Board members, or companies and organizations represented by them.

Dresdner Bank AG (Dresdner) acted as co-dealer manager on ABB’s offer to accelerate conversion of its previously outstanding U.S. dollar convertible bonds in April 2006. Bernd W. Voss is a member of Dresdner’s Supervisory Board.

Skandinaviska Enskilda Banken AB (publ) (SEB) acted as co-dealer manager for the bond exchange offers that ABB made in May 2006. Jacob Wallenberg is the Vice Chairman of SEB.

During the year 2006, ABB and its subsidiaries were party to several contracts with Companhia Vale do Rio Doce and its subsidiaries (CVRD), including contracts for engineering services and the supply of electrical equipment for generation and distribution of power. The largest contract was for supply of electrical equipment with a value of approximately $7 million. There are also various purchase orders for spare parts and machinery in general. The total value of such contracts and purchase orders is approximately $33 million. In addition, CVRD and ABB are currently negotiating a proposed framework agreement to establish general terms and conditions for the supply of products, systems and services among their respective group subsidiaries. The exchange rate used to convert Brazilian reais into U.S. dollars was R$2.14 to US$1.00. Roger Agnelli is President and CEO of CVRD.

In 2006, ABB received orders of approximately $62 million from Duke Energy Corporation (Duke Energy) and its subsidiaries for power and automation products, systems and services for both capital improvements and operation and maintenance projects. Also in 2006, ABB received orders from Petróleo Brasileiro S/A and its subsidiaries (Petrobras) for approximately $17.3 million for automation products and systems. Roger Agnelli is a member of the Board of Directors of Petrobras and he was a member of the Board of Directors of Duke Energy through December 2006.

During 2006, ABB received approximately $110 million of orders for various ABB products including motors, drives and control systems from Sulzer AG (Sulzer). Louis R. Hughes is a member of Sulzer’s Board of Directors.

On July 4, 2005, ABB entered into an unsecured syndicated $2 billion, five-year revolving credit facility, which became available in July 2005. As of December 31, 2006, SEB has committed to $120 million out of the $2 billion total and Dresdner has committed to $105 million out of the $2 billion total. Jacob Wallenberg is the Vice Chairman of SEB and Bernd W. Voss is a member of Dresdner’s Supervisory Board.

In 2003, ABB entered into a ten-year agreement with IBM pursuant to which IBM took over the operation and support of ABB’s information systems infrastructure. The total value of the infrastructure and related operational services to be provided under this agreement is expected to approach $1.7 billion. Hans Ulrich Märki is Chairman of IBM Europe, Middle East and Africa. Jürgen Dormann has been a member of IBM’s Board of Directors since February 22, 2005.

After comparing the revenues (or expected revenues in the case of orders) generated from ABB’s business with SEB, Dresdner, IBM, CVRD, Duke Energy, Petrobras and Sulzer including the business described above, to the total annual revenues of those companies, the Board has determined that ABB’s business relationships with those companies do not constitute material business relationships and that all members of the Board—with the exception of Jürgen Dormann as Chairman and former CEO (until December 31, 2004)—are considered to be independent directors. This determination was made in accordance with the Swiss Code of Best Practice and the independence criteria set forth in the corporate governance rules of the New York Stock Exchange.

ABB obtains a portion of its insurance coverage from Zurich Financial Services. Fred Kindle, the CEO of ABB, is also a director of Zurich Financial Services. It is our view that our business with Zurich Financial Services is not material.

In February 2004, we completed the sale of Etavis AG, our Building Systems business located in Switzerland, but retained a 10 percent ownership interest. In connection with this transaction, Etavis AG and our wholly owned subsidiary ABB Switzerland Ltd entered into a loan agreement, pursuant to which we have extended a loan in the amount of CHF 1,858,974 to Etavis AG. In July 2006, the loan was repaid in full and terminated. The loan accrued interest at the rate of 3.5 percent per annum which was capitalized until the loan was repaid. The largest amount of this loan outstanding during the period covered by this report was CHF 2,014,073 (or $1,651,556 using December 31, 2006 exchange rates). In addition, we agreed to use our best efforts to grant Etavis AG “most-favored nation” treatment for our new building technology products in Switzerland until March 2006. As per March 31, 2007 there are, other than our 10% share, no further contractual overlaps with Etavis AG.

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

ABB Barranquilla Inc. (ABB Barranquilla), a subsidiary of our ABB Equity Ventures Inc. (ABB Equity Ventures) subsidiary, is an equity investor in Termobarranquilla S.A., Empresa de Servicios Publicos (TEBSA), which owns a Colombian independent power generation project known as Termobarranquilla. One of the other shareholders of TEBSA is Corporación Electrica de la Costa Atlántica (CORELCA), a government-owned Colombian electric utility. CORELCA also purchases the electricity produced from the Termobarranquilla project. In addition to our equity investment, our former power generation business was EPC contractor for Termobarranquilla. The project was awarded to us and another company, as joint bidders, after a competitive bidding process in 1994. The co-bidder manages the operation and maintenance of the facility. We entered into certain side agreements with the co-bidder for a sharing and reallocation of a portion of the amounts paid to us and to the co-bidder under the EPC contracts and the operation and maintenance contract. These side agreements were not disclosed at the time they were entered into to TEBSA or CORELCA. They also were not disclosed to the lenders who provided financing to TEBSA for the project, including U.S. Overseas Private Investment Corporation and U.S. Export-Import Bank, at the time of the closing of such financing, as required pursuant to the lending documents.

On June 28, 2002, ABB Barranquilla, ABB Equity Ventures, the co-bidder, TEBSA and CORELCA settled all claims and potential claims by TEBSA and CORELCA arising out of the entry into or performance of the side agreements. CORELCA and TEBSA released and discharged ABB and its affiliates from any claims that TEBSA and CORELCA had, may have or may thereafter claim to have, arising on or before June 28, 2002 (the effective date of the settlement) and whether or not previously asserted, which in any way may arise out of or relate to the entry into or the performance of any of the side agreements. As consideration, we terminated the side agreements, paid $13 million to CORELCA, and reimbursed CORELCA for its legal expenses. We also agreed to indemnify (i) TEBSA for any and all penalties, fines and interest, if any, incurred by TEBSA arising out of or in connection with the entry into or performance of the side agreements and (ii) CORELCA for liabilities, costs or expenses related to certain taxes payable by CORELCA as a result of the settlement. On June 28, 2002, TEBSA’s project lenders consented to the terms of the settlement and waived all defaults under the project lending documents arising out of the entry into or performance of the side agreements. As consideration for the lenders’ consent and waiver, ABB Switzerland Holding Ltd. and the co-bidder agreed to indemnify the project lenders from and against (i) any investigation, litigation or proceeding related to the entry into or performance of the side agreements and (ii) any other exposure as a consequence of, or which might be asserted against any of the project lenders by virtue of, the failure of ABB or the co-bidder to disclose the side agreements. The indemnification obligation is joint but not several and is limited to the credit exposure of the project lenders. On December 31, 2006, the outstanding balance owed by TEBSA to the project lenders was approximately $252 million.

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

In May 2004, we announced that we had undertaken an internal investigation which uncovered that certain of our employees—together with employees of other companies active in the gas insulated switchgear business—were involved in anti-competitive practices. We have reported promptly such practices to the appropriate authorities including the European Commission. The European Commission announced its decision on January 24, 2007 and granted ABB full immunity from fines under the European Commission’s leniency program. We continue to cooperate with other competition authorities in several locations globally which are investigating anti-competitive practices relating to gas insulated switchgear.

In June 2004, we disclosed to the SEC and the Italian authorities the preliminary results of our inquiry conducted with the assistance of outside counsel and forensic accountants. Those results showed that from the first quarter of 1998 through the first quarter of 2004, the medium voltage business of our Power Products division overstated its earnings before interest and taxes (operating income) and net income through the early recognition of certain revenue from incomplete projects, improper capitalization of costs on certain projects, unrecorded liabilities and borrowings, and other improper journal entries. As a result, the financial statements and certain financial data were restated in September 2004. The inquiry also uncovered improper payments to an employee of an Italian power generation company. The Italian authorities have initiated formal criminal proceedings and we are not currently in a position to predict the outcome.

On April 19, 2005, we announced that we had made a voluntary disclosure to the DoJ and the SEC of certain suspect payments made by employees of ABB network management, a specialized U.S.-based business unit. The suspect payments became apparent during an internal investigation following the dismissal of two managers from the company in mid-2004. The payments were made to intermediaries in Latin America and in the Middle East in connection with the company’s business, which is control software for utility customers. If any of these payments result in enforcement action, we could be subject to civil and criminal penalties. We are continuing our investigation and compliance review of this business. In April 2007, we received a request for additional information from the SEC regarding this matter.

On October 27, 2005, the United Nations Independent Inquiry Committee issued its final report on the United Nations Oil-for-Food Program. This report alleges that certain ABB subsidiaries made illicit payments to the Iraqi government under contracts for humanitarian goods. We are cooperating on a voluntary basis with the SEC in its ongoing investigation of the matters raised in the report.

On February 8, 2006, we announced that we had disclosed to the DoJ and the SEC suspect payments made by employees of company subsidiaries in a number of countries including a country in the Middle East. These payments were discovered by us as a result of our internal compliance reviews. The payments may be in violation of the FCPA or other applicable laws. If we are found to have violated any of these laws, we could be liable for penalties and other costs and the violations could otherwise negatively impact our business. We are cooperating on these issues with the relevant authorities and are continuing our internal investigations and compliance reviews. In April 2007, we received a request for additional information from the SEC regarding this matter.

On March 21, 2006, we issued a statement that several of our units are being investigated by Brazilian authorities, who are pursuing antitrust allegations against several international power companies in the country. We have been granted a conditional leniency and are cooperating with the Brazilian authorities.

In February 2007, the European Commission conducted dawn raids at the premises of an ABB unit in Bad Honnef, Germany as part of its investigation into suspected anti-competitive practices of certain manufacturers of power transformers. We cannot estimate, however, the amount of any potential fine that could result from this investigation.

There can be no assurance that any investigation by us or any governmental authority of these matters will not conclude that violations of applicable laws have occurred or that the results of these investigations will not result in civil or criminal penalties, including monetary penalties or other sanctions, or otherwise have a material adverse effect on our business and results of operations.

For a description of our involvement in asbestos litigation, see “Item 5. Operating and Financial Review and Prospects—Asbestos Liabilities.”

DIVIDENDS AND DIVIDEND POLICY

See “Item 3. Key Information—Dividends and Dividend Policy.”

SIGNIFICANT CHANGES

Except as otherwise described in this report, there has been no significant change in our financial position since December 31, 2006.

During the first quarter of 2007, bondholders served conversion notices for an aggregate principal amount of approximately 790 million Swiss francs (representing approximately 83 million shares) out of the total 1,000 million Swiss francs 3.5% CHF Convertible Bonds, due 2010, resulting in a decrease in our total debt by approximately $650 million and increase in our stockholders’ equity of approximately the same amount.

At the end of the first quarter of 2007, the Lummus business was reclassified to discontinued operations based upon managmenets expectation to successfully dispose of this business. This decision was made after the criteria under Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets were met. More specifically, management believes, based upon the positive feedback received on the documents distributed to potential purchasers during March 2007, that the business can be successfully disposed of within approximately twelve months from the end of the first quarter. At the date of filing this Form 20-F the Company has not issued any subsequent financial statements reflecting the reclassification of this business to discontinued operations, therefore, the Consolidated Financial Statements in this Form 20-F do not reflect this reclassification.

In February 2007, we entered into an agreement to sell our 50 percent stake in Jorf Lasfar Energy Company S.C.A. (JLEC) as well as our 50 percent stake in a power plant in Neyveli, India, to TAQA, the Abu Dhabi National Energy Company PJSC, for $490 million.

Item 9.         The Offer and Listing

MARKETS

The shares of ABB Ltd are principally traded on virt-x (under the symbol “ABBN”) and on the Stockholm Stock Exchange (under the symbol “ABB”). ADSs of ABB Ltd have been traded on the New York Stock Exchange under the symbol “ABB” since April 6, 2001. ABB Ltd’s ADSs are issued under the Amended and Restated Deposit Agreement, dated May 7, 2001, with Citibank, N.A. as depositary. Each ADS represents one share.

TRADING HISTORY

No suspension in the trading of our shares occurred in the years ended December 31, 2004, 2005 and 2006.

The table below sets forth, for the periods indicated, the reported high and low closing sale prices for the shares on virt-x and the Stockholm Stock Exchange and for the ADSs on the New York Stock Exchange. All share prices have been adjusted to reflect the share capital increase completed in December 2003.

	virt-x		Stockholm Stock Exchange		New York Stock Exchange
	High	Low	High	Low	High	Low
	(CHF)		(SEK)		($)
Annual highs and lows
2002	14.52	1.29	91.44	8.30	11.11	1.14
2003	6.66	2.02	39.88	12.81	6.24	1.95
2004	8.18	6.20	48.00	36.10	6.70	4.93
2005	12.95	6.35	77.75	37.30	9.79	5.42
2006	21.85	12.75	122.75	77.00	17.98	9.72
Quarterly highs and lows
2005 First Quarter	7.64	6.35	44.70	37.30	6.52	5.42
Second Quarter	8.98	7.22	54.75	42.70	7.01	6.10
Third Quarter	9.53	8.20	57.50	49.80	7.70	6.25
Fourth Quarter	12.95	8.93	77.75	55.00	9.79	6.96
2006 First Quarter	16.50	12.75	99.25	77.00	12.63	9.72
Second Quarter	18.35	13.00	108.50	77.75	14.74	10.29
Third Quarter	16.85	14.20	99.00	84.00	13.70	11.49
Fourth Quarter	21.85	16.40	122.75	96.00	17.98	13.16
2007 First Quarter	23.45	19.65	131.75	113.75	19.13	15.96
Monthly highs and lows
2006 October	18.90	16.40	109.00	96.00	15.01	13.16
November	19.85	18.20	113.50	105.25	16.28	14.64
December	21.85	19.35	122.75	109.50	17.98	16.31
2007 January	22.30	20.95	126.00	118.25	17.98	16.93
February	23.45	20.45	131.75	117.50	19.13	16.38
March	21.40	19.65	122.75	113.75	17.60	15.96

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

Each share carries one vote in ABB Ltd’s general shareholders’ meeting. Voting rights may be exercised only after a shareholder has been recorded in ABB Ltd’s share register (Aktienbuch) as a shareholder with voting rights, or with VPC in Sweden, which maintains a subregister of ABB Ltd’s share register.VPC is an authorized central securities depository under the Swedish Act on Registration of Financial Instruments and carries out, among other things, the duties of registrar for Swedish companies listed on the Stockholm Stock Exchange. Registration with voting rights is subject to the restrictions described in “Transfer of Shares.”

The shares are not issued in certificated form and are held in collective custody at SIS SegaInterSettle AG. Shareholders do not have the right to request printing and delivery of share certificates (aufgehobener Titeldruck), but may at any time request ABB Ltd to issue a confirmation of the number of registered shares held.

Capital Structure

Issued Shares:

As of December 31, 2006 and March 31, 2007, the issued share capital of ABB Ltd (including treasury shares), as registered in the commercial register, was CHF 5,469,390,792.50 divided into 2,187,756,317 fully paid registered shares, with a par value of CHF 2.50 per share. As of December 31, 2006 and March 31, 2007, all shares issued were fully paid.

Contingent Share Capital

ABB Ltd’s share capital may be increased in an amount not to exceed CHF 287,329,485 through the issuance of fully paid shares with an aggregate par value of (a) up to the amount of CHF 262,329,485 (equivalent to 104,931,794 shares with a par value of CHF 2.50 per share) through the exercise of conversion rights and/or warrants granted in connection with the issuance on national or international capital markets of newly or already issued bonds or other financial market instruments by ABB Ltd or one of its group companies and (b) up to the amount of CHF 25,000,000 (equivalent to 10,000,000 shares with a par value of CHF 2.50 per share) through the exercise of warrant rights granted to its shareholders by ABB Ltd or by one of its subsidiaries. ABB Ltd’s board of directors may grant warrant rights not taken up by shareholders for other purposes in the interest of ABB Ltd.

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

ABB Ltd’s share capital may be increased by an amount not to exceed CHF 169,067,090 through the issuance of up to 67,626,836 fully paid new shares to employees of ABB Ltd and its group companies. The preemptive and advance subscription rights of ABB Ltd’s shareholders are excluded. The shares or rights to subscribe for shares will be issued to employees pursuant to one or more resolutions to be issued by the board of directors, taking into account performance, functions, levels of responsibility and profitability criteria. ABB Ltd may issue shares or subscription rights to employees at a price lower than that quoted on the stock exchange. The acquisition of shares within the context of employee share ownership and each subsequent transfer of the shares will be subject to the transfer restrictions of ABB Ltd’s articles of incorporation. See “—Transfer of Shares.”

Authorized Share Capital

From time to time, ABB’s shareholders may authorize the board of directors to increase ABB’s share capital up to an agreed amount not exceeding half of ABB Ltd’s share capital as registered in the commercial register and within an agreed period not exceeding two years. The last such authorization of share capital expired in May 2005. In February 2007, ABB announced that its board of directors will recommend that shareholders approve new authorized capital in the amount of 200 million shares at ABB’s annual general meeting in May 2007.

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

Except as described in this subsection, neither the Swiss Code of Obligations nor our articles of incorporation limit any right to own our shares, or any rights of non-resident or foreign shareholders to exercise voting rights of our shares.

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

ABB Ltd may make additional repurchases of shares for treasury from time to time in the future. Treasury shares are available for issuance to satisfy obligations under the management incentive plan and for other corporate purposes. As of December 31, 2006, ABB Ltd, directly and indirectly through its subsidiaries, held 8,782,721 shares, with a book value of USD 104 million and a par value of CHF 21,956,802.50 as of such date. As of March 31, 2007, ABB Ltd, directly and indirectly through its subsidiaries, its subsidiaries held 8,750,738 shares, with a book value of approximately USD 103 million and a par value of CHF 21,876,845 as of such date.

In October 2006, the Company’s Board of Directors approved the repurchase of up to 10 million shares of ABB Ltd during 2007 for use in connection with the employee incentive plans.

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

Notices required under the Listing Rules of the SWX Swiss Exchange will be published in two Swiss newspapers in German and French. ABB Ltd or the SWX Swiss Exchange may also disseminate the relevant information on the online exchange information systems. Notices required under the listing rules of the Stockholm Stock Exchange will be published in three national daily Swedish newspapers, as well as on ABB Ltd’s website.

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

Auditors

The auditors are subject to confirmation by the shareholders at the annual general meeting on an annual basis. Ernst & Young AG, with its registered head office at Bleicherweg 21, CH-8002 Zurich, Switzerland, has been the independent auditor of ABB Ltd and the ABB Group for the years ended December 31, 2004, 2005 and 2006.

OBT AG, with its registered office at Hardturmstrasse 120, CH-8005 Zurich, Switzerland, has been the special auditor to issue special review reports required in connection with capital increases (if any) for the years ended December 31, 2004, 2005 and 2006. The special auditors are subject to confirmation by the shareholders at the annual general meeting on an annual basis.

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

Medium Term Note Program

One of our subsidiaries, ABB International Finance Limited, has established a medium term note program (“MTN Program”) under which it is authorized to issue up to $5,250 million in certain debt instruments. The terms of the MTN Program do not obligate any third party to extend credit to us, and the terms and availability of financings under the MTN Program are determined with respect to, and at the date of issuance of, each debt instrument. As a result, we may be unable to access capital through the MTN

Program on terms favorable to us, if at all. As at December 31, 2006, the aggregate amount outstanding under the MTN Program was approximately $1.9 billion from eight separate issuances of debt instruments. See Exhibits 2.3, 2.4, 2.5 and 2.6 to this report.

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

Sale Agreement for Part of the Oil, Gas and Petrochemicals Business

On January 16, 2004 we announced that our subsidiary, ABB Handels-und Verwaltungs AG, had entered into an agreement to sell the upstream part of our Oil, Gas and Petrochemicals business to Laradew Limited, a new company formed by a private equity consortium consisting of Candover Partners, JP Morgan Partners and 3i Group. The sale includes our U.S.-based Vetco Gray unit and our Norway-based Offshore Systems business. In July 2004, the Company completed the sale of the Upstream business for an initial purchase price of $925 million. Net cash proceeds from the sale were approximately $800 million, reflecting the initial purchase price adjusted for unfunded pension liabilities and changes in net working capital. On February 9, 2005, the purchasers and we entered into a Settlement Agreement and Amendment finalizing the sales price. As part of the sale, we have agreed, among other things, to terminate certain securitization programs and operational leases, to indemnify the purchaser against certain pre-existing environmental and tax liabilities, to reimburse the purchaser against financial losses that may be incurred on certain ongoing projects of the business. See Exhibits 4.4 and 4.5 to this report.

Sale Agreement for the Sale of the Global Reinsurance and Insurance Businesses

On December 8, 2003, our subsidiary ABB Holding AG (which in December 2003 was merged into ABB Asea Brown Boveri Ltd) entered into an agreement to sell the global reinsurance and insurance businesses which we have operated through the Sirius group of companies to a subsidiary of White Mountains Insurance Group (WMI) for an initial purchase consideration of SEK 3.22 billion

(approximately $425 million). The transaction closed in April 2004. As part of the sale we have undertaken to indemnify WMI, among other things, for potential losses in excess of reserves established in the 2003 financial accounts relating to the future final settlement of certain disputes as well as potential losses arising from certain guarantees issued by the Sirius business. See Exhibits 4.6 and 4.7 to this report.

CE Asbestos Settlement

On April 20, 2006 ABB Ltd and certain of its subsidiaries entered into certain agreements relating to the settlement of its Combustion Engineering subsidiary’s asbestos liabilities. For further details regarding this settlement see “Item 5. Operating and Financial Review and Prospects—Asbestos Liabilities.” and Exhibits 4.13 and 4.14 hereto.

EXCHANGE CONTROLS

Other than in connection with government sanctions imposed on Belarus, Cote d’Ivoire, the Democratic Republic of the Congo, Iraq, Lebanon, Liberia, Myanmar, North Korea, Sierra Leone, Sudan, Uzbekistan, Yugoslavia, Zimbabwe and persons and organizations with connection to Osama bin Laden, the “al Qaeda” group or the Taliban and persons connected with the assassination of Rafik Hariri, there are currently no laws, decrees or regulations in Switzerland that restrict the export or import of capital, including, but not limited to, Swiss foreign exchange controls on payment of dividends, interest or liquidation proceeds, if any, to non-Swiss resident holders of shares. In addition, there are no limitations imposed by Swiss law or our articles of incorporation on the rights of non-Swiss residents or non-Swiss citizens to hold or vote our shares.

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

Based on certain estimates of its gross income and gross assets and the nature of its business, ABB believes that it will not be classified as a PFIC for the taxable year ending December 31, 2006. ABB’s status in future years will depend on its assets and activities in those years. ABB has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC. If ABB were a PFIC, and you are a U.S. holder, you generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, your shares or ADSs, including the denial of the taxation of certain dividends at the lower rates applicable to long-term capital gains (as discussed above in “—Distributions”).

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

Item 11.                 Quantitative and Qualitative Disclosures About Market Risk

Market Risk Disclosure

The continuously evolving financial markets and the dynamic business environment expose us to changes in foreign exchange, interest rate and other market price risks. We have developed and implemented comprehensive policies, procedures, and controls to identify, mitigate, and monitor financial risk on a firm-wide basis. To efficiently aggregate and manage financial risk that could impact our financial performance, we operate a Group Treasury function. Our Group Treasury function provides an efficient source of liquidity, financing, risk management, and other global financial services to our group companies. We do not permit proprietary trading activities. The market risk management activities are focused on mitigating material financial risks resulting from our global operating and financing activities.

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

We have foreign exchange transaction exposures related to our global operating and financing activities in currencies other than the functional currency in which our entities operate. Specifically, we are exposed to foreign exchange risk related to future earnings, assets or liabilities denominated in foreign currencies. The most significant currency exposures relate to operations in Sweden, Switzerland and

Germany. In addition, we are exposed to currency risk associated with translating our functional currency financial statements into our reporting currency, which is the U.S. dollar.

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

As of December 31, 2006 and 2005, the net fair value of financial instruments with exposure to foreign currency rate movements was $278 million and $1,001 million, respectively. The potential loss in fair value of such financial instruments from a hypothetical 10 percent move in foreign exchange rates against our position would be approximately $135 million and $91 million for December 31, 2006 and 2005, respectively. The analysis reflects the aggregate adverse foreign exchange impact associated with transaction exposures, as well as translation exposures where appropriate. Our sensitivity analysis assumes a simultaneous shift in exchange rates against our positions exposed to foreign exchange risk and as such assumes an unlikely adverse case scenario. Exchange rates rarely move in the same direction. Therefore, the assumption of a simultaneous shift may overstate the impact of changing rates on assets and liabilities denominated in foreign currencies. The underlying trade-related transaction exposures of the industrial companies are not included in the quantitative analysis. If these underlying transaction exposures were included, they would tend to have an offsetting effect on the potential loss in fair value detailed above.

Interest Rate Risk

We are exposed to interest rate risk due to our financing, investing, and liquidity management activities. Our operating companies primarily invest excess cash with and receive funding from our Group Treasury function on an arm’s length basis. It is our policy that the primary third-party funding and investing activities, as well as the monitoring and management of the resulting interest rate risk, are the responsibility of the Group Treasury function. The Group Treasury function adjusts the duration of the overall funding portfolio through derivative instruments in order to better match underlying assets and liabilities, as well as minimize the cost of capital. As of December 31, 2006 and 2005, the net fair value of interest rate instruments was $(388) million and $(2,085) million, respectively. The potential loss in fair value for such financial instruments from a hypothetical 100 basis point parallel shift in interest rates against our position (or a multiple of 100 basis points where 100 basis points is less than 10 percent of the applicable interest rate) would be approximately $31 million and $86 million for December 31, 2006 and 2005, respectively.

Leases are not included as part of the sensitivity analysis. This represents a limitation of the analysis. While sensitivity analysis includes the interest rate sensitivity of the funding of the lease portfolio, a corresponding change in the lease portfolio was not considered in the sensitivity model.

Equity Risk

Certain of our entities have equity investments that expose us to equity price risk. As of December 31, 2006 and 2005, the net fair value of equity risk sensitive instruments was $282 million and $165 million, respectively. The potential loss in fair value of such financial instruments from a hypothetical 10 percent move in equity prices against our position would be approximately $42 million and $17 million, for December 31, 2006 and 2005, respectively. Included in the net fair value and potential loss in fair value figures for equity risk are derivative instruments held by us as marketable securities designated as hedges of warrant appreciation rights granted to employees under our management incentive plans (see Note 21 Employee incentive plans to our Consolidated Financial Statements). As of December 31, 2006 and 2005, the amount of such instruments included in net fair value was $176 million and $53 million, respectively, and the amount of potential loss in fair value was $32 million and $5 million, respectively. The liabilities relating to the warrant appreciation rights are not included as part of the sensitivity analysis. If such liabilities being hedged were included, they would tend to have an offsetting effect on the potential loss in fair value.

Commodity Risk

We enter into commodity derivatives to hedge certain of our raw material exposures. As of December 31, 2006 and 2005, the net fair value of commodity derivatives was $(12) million and $23 million, respectively. The potential loss in fair value for such commodity hedging derivatives from a hypothetical adverse 10 percent move against our position in commodity prices would be approximately $27 million and $11 million for December 31, 2006 and 2005, respectively. A significant proportion of our commodity derivatives are denominated in euros. The foreign exchange risk arising on such contracts has been excluded from the calculation of the potential loss in fair value from a hypothetical 10 percent move in commodity prices as disclosed above.

Item 12.                 Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.                 Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.                 Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.                 Controls and Procedures

(a)  Disclosure Controls and Procedures.

We maintain controls and procedures designed to provide reasonable assurance that the information required to be disclosed in our filings under the Securities Exchange Act of 1934 (the Exchange Act, Rule 13a-15(e)) is recorded, processed, summarized and reported on a timely basis. Our Chief Executive Officer, Fred Kindle, and Chief Financial Officer, Michel Demaré, with the participation of key corporate senior management and management of key corporate functions, performed an evaluation of our disclosure controls and procedures as of December 31, 2006. Based on that evaluation, management, including the Chief Executive Officer and Chief Financial Officer, has concluded that, as of December 31, 2006, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in reports that we file or submit under the Exchange Act has been recorded, processed, summarized and reported within the time period specified in the rules and forms of the SEC and that such information has been accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

(b) Management’s annual report on internal control over financial reporting.

The Board of Directors and management of the Group are responsible for establishing and maintaining adequate internal control over financial reporting. The Group’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of the published consolidated financial statements in accordance with accounting principles generally accepted in the United States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management conducted an assessment of the effectiveness of internal controls over financial reporting based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission (COSO). Based on this assessment, management has concluded that internal control over financial reporting was effective as of December 31, 2006.

Management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, has been audited by Ernst & Young AG, an independent registered public accounting firm, as stated in their report included in Item 18: Financial Statements.

(c)  Changes in internal control over financial reporting

During the year ended December 31, 2006, the Group implemented a new IT-system for financial statement consolidation and enhanced the Group’s governance framework, referred to as the Group

Charter, which includes the Group’s policies and Code of Conduct, strengthening the overall control environment.

These improvement initiatives to strengthen the overall design and operational effectiveness of the Group’s internal control over financial reporting are a part of Group’s continuous improvement of the internal control environment.

Further, while assessing the effectiveness of internal control over financial reporting during the period covered by this report, management has improved process level controls which in aggregate represent a material change in internal control over financial reporting.

Item 15T.         Controls and Procedures

Not applicable.

Item 16A.         Audit Committee Financial Expert

Our board of directors has determined that Bernd W. Voss, who serves on our audit committee, is independent, as that term is defined in the listing standards promulgated by the New York Stock Exchange, and is an audit committee financial expert.

Item 16B.        Code of Ethics

Our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions are bound to adhere to our Code of Conduct, which applies to all employees of all companies in the ABB Group. Our Code of Conduct is available on our web site at www.abb.com/about.

Item 16C.        Principal Accountant Fees and Services

Audit Fees

Fees for audit services provided by Ernst & Young totaled approximately $41 million and $32 million in 2006 and 2005, respectively. Audit fees include the standard audit work performed each fiscal year necessary to allow the auditor to issue an opinion on our consolidated financial statements and to issue an opinion on the local statutory financial statements of ABB Ltd and its subsidiaries. Audit fees also include services that can be provided only by the group auditor such as assistance with the application of new accounting policies, pre-issuance reviews of quarterly financial results and comfort letters delivered to underwriters in connection with debt and equity offerings. Included in the 2006 audit fees were approximately $0.6 million related to the 2005 audit, which fees were not agreed until after the Company had filed its annual report on Form 20-F with the SEC on April 20, 2006. Included in 2005 audit fees are approximately $3 million related to the 2004 audit, which fees were not agreed until after the Company had filed its Annual Report on Form 20-F with the SEC on May 27, 2005.

Audit-Related Fees

Fees for audit-related services provided by Ernst & Young totaled approximately $2 million and $1 million in 2006 and 2005, respectively, consisting primarily of accounting consultations and audits in connection with divestments, audits of pension and benefit plans and accounting advisory services.

Tax Fees

Fees for tax services provided by Ernst & Young totaled approximately $1 million and $2 million in 2006 and 2005, respectively, representing tax compliance fees as well as tax advice and planning fees.

All Other Fees

Fees for other services provided not included in the above three categories by Ernst & Young totaled approximately $0 million and $0.3 million in 2006 and 2005, respectively.

Pre-Approval Procedures and Policies

In accordance with the requirements of the U.S. Sarbanes-Oxley Act of 2002 and rules issued by the SEC, we utilize a procedure for the review and pre-approval of any services performed by Ernst & Young. The procedure requires that all proposed engagements of Ernst & Young for audit and permitted non-audit services are submitted to the Finance & Audit Committee for approval prior to the beginning of any such services. In accordance with this policy, all services performed by and fees paid to Ernst & Young in 2005 and 2006, as discussed above in this Item 16C, were approved by the Finance & Audit Committee.

Item 16D.       Exemptions from the Listing Standards for Audit Committees.

None.

Item 16E.        Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

During the year ended December 31, 2006, no purchases were made by or on behalf of ABB Ltd or any “affiliated purchaser”, as defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934.

PART III

Item 17.                 Financial Statements

We have elected to provide financial statements and the related information pursuant to Item 18.

Item 18.                 Financial Statements

See pages F-1 to F-66 and pages S-1 to S-2, which are incorporated herein by reference.

(a)          Report of Independent Accountants and Reports of Independent Registered Public Accounting Firms.

(b)         Consolidated Income Statements for the years ended December 31, 2006, 2005 and 2004.

(c)          Consolidated Balance Sheets as of December 31, 2006 and 2005.

(d)         Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004.

(e)          Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 2006, 2005 and 2004.

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

2.2	Form of American Depositary Receipt (included in Exhibit 2.1).
2.3	EMTN Amended and Restated Fiscal Agency Agreement, dated December 20, 2006 between ABB International Finance Limited, Fortis Banque Luxembourg S.A. and Fortis Banque (Suisse) S.A.
2.4	EMTN Amended and Restated Dealership Agreement, dated December 20, 2006, between ABB International Finance Limited, ABB Ltd and Morgan Stanley & Co. International Limited.
2.5

EMTN Deed of Covenant, dated March 10, 1993, by ABB International Finance Limited (formerly known as ABB International Finance N.V.). Incorporated by reference to Exhibit 2.4 to the Annual Report on Form 20-F filed by ABB Ltd on June 27, 2002.

2.6	EMTN Deed of Covenant, dated March 10, 1993, by ABB Capital B.V. Incorporated by reference to Exhibit 2.6 to the Annual Report on Form 20-F filed by ABB Ltd on June 27, 2002.

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

4.3

$2,000,000,000 Multicurrency Revolving Credit Agreement, dated as of July 4, 2005, between ABB Ltd, certain subsidiaries of ABB Ltd as borrowers and guarantors, Barclays Capital, Bayerische Hypo-und Vereinsbank AG, BNP Paribas, Citigroup Global Markets Limited, Commerzbank Aktiengesellschaft, Credit Suisse, Deutsche Bank AG, Dresdner Kleinwort Wasserstein, Handelsbanken Capital Markets, Svenska Handelsbanken AB (publ), HSBC Bank plc, Nordea Bank (AB) and SEB Merchant Banking, Skandinaviska Enskilda Banken, AB (publ), as mandated lead arrangers, Credit Suisse, as facility agent, dollar swingline agent and euro swingline agent, and SEB Merchant Banking, Skandinaviska Enskilda Banken, AB (publ), as SEK swingline agent. Incorporated by reference to Exhibit 4.3 to the Annual Report on Form 20-F filed by ABB on April 19, 2006.

4.4

Stock and Asset Purchase Agreement, dated January 16, 2004, between ABB Handels-und Verwaltungs AG and Laradew Limited. Incorporated by reference to Exhibit 4.6 to the Annual Report on Form 20-F filed by ABB on April 9, 2004.

4.5

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

4.6

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

4.8	Employment Agreement of Dinesh Paliwal, dated as of February 21, 2003. Incorporated by reference to Exhibit 4.9 to the Annual Report on Form 20-F filed by ABB on June 30, 2003.
4.9	Employment Agreement of Gary Steel, dated August 27, 2002. Incorporated by reference to Exhibit 4.11 to the Annual Report on Form 20-F filed by ABB on June 30, 2003.
4.10	Employment Agreement of Fred Kindle, dated February 21, 2004. Incorporated by reference to Exhibit 4.16 to the Annual Report on Form 20-F filed by ABB on May 27, 2005.
4.11	Employment Agreement of Michel Demaré, dated October 28, 2004. Incorporated by reference to Exhibit 4.17 to the Annual Report on Form 20-F filed by ABB on May 27, 2005.
4.12	Employment Agreement of Ulrich Spiesshofer, dated September 5, 2005. Incorporated by reference to Exhibit 4.15 to the annual report on Form 20-F filed by ABB on April 19, 2006.

4.13

Contribution Agreement dated as of April 20, 2006 by and among ABB Ltd, ABB Asea Brown Boveri Ltd, ABB Holdings Inc., ABB Inc. and ABB Lummus Global Inc., Combustion Engineering 524(g) Asbestos PI Trust and, solely for certain provisions contained therein, ABB Treasury Center (USA) Inc.

4.14	Promissory Note dated April 20, 2006 between ABB Inc. and ABB Ltd, as makers and Combustion Engineering 524(g) Asbestos PI Trust, as payee, for the principal amount of up to $350,000,000.
8.1	Subsidiaries of ABB Ltd as of March 31, 2007.
12.1	Certification of the chief executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the chief financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by the chief executive officer of ABB Ltd pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
13.2	Certification by the chief financial officer of ABB Ltd pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
15.1	Consent of Independent Accountants
15.2	Consent of Independent Registered Public Accounting Firm

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

Date:  April 18, 2007

ABB Ltd
Index to Consolidated Financial Statements and Schedules

Report of management on internal control over financial reporting

The Board of Directors and management of the Group are responsible for establishing and maintaining adequate internal control over financial reporting. The Group’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of the published consolidated financial statements in accordance with accounting principles generally accepted in the United States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management conducted an assessment of the effectiveness of internal controls over financial reporting based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that internal control over financial reporting was effective as of December 31, 2006.

Management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, has been audited by Ernst & Young AG, an independent registered public accounting firm, as stated in their report which is included on page F-5 of the Group’s Form 20-F.

/s/ Fred Kindle
President and Chief Executive Officer

/s/ Michel Demaré
Executive Committee Member and Chief Financial Officer

Zurich, March 9, 2007

REPORT OF INDEPENDENT ACCOUNTANTS

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

Casablanca, Morocco,
February 11, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of ABB Ltd:

We have audited the accompanying consolidated balance sheets of ABB Ltd as of December 31, 2006 and 2005, and the related consolidated income statements, statements of cash flows, and statements of changes in stockholders’ equity for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 2004 financial statements of Jorf Lasfar Energy Company, a corporation in which the Company has a 50% interest (the Company’s equity in Jorf Lasfar Energy Company’s net income is stated at $63 million in 2004). Those statements were audited by other auditors whose report has been furnished to us. Our opinion, insofar as it relates to amounts included for Jorf Lasfar Energy Company, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ABB Ltd at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment”, and effective December 31, 2006, the Company adopted Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R).” As also discussed in Note 2 to the consolidated financial statements, in 2005 the Company changed its method of accounting for conditional asset retirement obligations.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of ABB Ltd’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2007, expressed an unqualified opinion thereon.

/s/ Ernst & Young AG

Zurich, Switzerland
March, 9 2007, except for Note 26, as to which the date is April 17, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of ABB Ltd:

We have audited management’s assessment, included in the accompanying Report of management on internal control over financial reporting, that ABB Ltd maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). ABB Ltd’s Board of Directors and management are responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that ABB Ltd maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, ABB Ltd maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2006 consolidated financial statements of ABB Ltd and our report dated March 9, 2007, except for Note 26, as to which the date is April 17, 2007, expressed an unqualified opinion thereon.

/s/ Ernst & Young AG

Zurich, Switzerland
March 9, 2007

ABB Ltd
Consolidated Income Statements
for the years ended December 31, 2006, 2005 and 2004

	Year ended December 31,
	2006	2005	2004
	(U.S. dollars in millions, except per share data)
Sales of products	$20,630	$18,664	$16,848
Sales of services	3,782	3,348	3,301
Total revenues	24,412	22,012	20,149
Cost of products	(14,968)	(14,096)	(12,925)
Cost of services	(2,573)	(2,309)	(2,316)
Total cost of sales	(17,541)	(16,405)	(15,241)
Gross profit	6,871	5,607	4,908
Selling, general and administrative expenses	(4,434)	(3,883)	(3,777)
Other income (expense), net	149	54	(40)
Earnings before interest and taxes	2,586	1,778	1,091
Interest and dividend income	151	157	151
Interest and other finance expense	(304)	(403)	(360)
Income from continuing operations before taxes and minority interest and cumulative effect of accounting change	2,433	1,532	882
Provision for taxes	(697)	(490)	(338)
Minority interest	(179)	(131)	(102)
Income from continuing operations before cumulative effect of accounting change	1,557	911	442
Loss from discontinued operations, net of tax	(167)	(171)	(477)
Income (loss) before cumulative effect of accounting change	1,390	740	(35)
Cumulative effect of accounting change, net of tax	—	(5)	—
Net income (loss)	$1,390	$735	$(35)
Basic earnings (loss) per share:
Income from continuing operations before cumulative effect of accounting change	$0.73	$0.45	$0.22
Loss from discontinued operations, net of tax	(0.08)	(0.09)	(0.24)
Cumulative effect of accounting change, net of tax	—	—	—
Net income (loss)	$0.65	$0.36	$(0.02)
Diluted earnings (loss) per share:
Income from continuing operations before cumulative effect of accounting change	$0.71	$0.44	$0.22
Loss from discontinued operations, net of tax	(0.08)	(0.08)	(0.24)
Cumulative effect of accounting change, net of tax	—	—	—
Net income (loss)	$0.63	$0.36	$(0.02)

See accompanying notes to the Consolidated Financial Statements.

ABB Ltd
Consolidated Balance Sheets
at December 31, 2006 and 2005

	December 31,
	2006	2005
	(U.S. dollars in millions, except share data)
Cash and equivalents	$4,262	$3,221
Marketable securities and short-term investments	528	368
Receivables, net	7,276	6,405
Inventories, net	3,880	3,006
Prepaid expenses	252	250
Deferred taxes	577	473
Other current assets	238	187
Assets held for sale and in discontinued operations	164	262
Total current assets	17,177	14,172
Financing receivables, net	555	645
Property, plant and equipment, net	2,811	2,547
Goodwill	2,581	2,479
Other intangible assets, net	309	347
Prepaid pension and other employee benefits	375	601
Investments in equity method companies	636	618
Deferred taxes	523	628
Other non-current assets	175	239
Total assets	$25,142	$22,276
Accounts payable, trade	$3,936	$3,203
Accounts payable, other	1,184	1,171
Short-term debt and current maturities of long-term debt	122	169
Advances from customers	1,526	987
Deferred taxes	227	183
Provisions and other	3,003	2,635
Accrued expenses	1,941	1,876
Asbestos obligations	154	1,128
Liabilities held for sale and in discontinued operations	283	370
Total current liabilities	12,376	11,722
Long-term debt	3,160	3,933
Pension and other employee benefits	885	1,130
Deferred taxes	769	691
Asbestos obligations	307	—
Other liabilities	1,156	976
Total liabilities	18,653	18,452
Minority interest	451	341
Stockholders’ equity:
Capital stock and additional paid-in capital	4,514	3,121
Retained earnings	3,647	2,460
Accumulated other comprehensive loss	(2,019)	(1,962)
Less: Treasury stock, at cost (8,782,721 and 11,531,106 shares at December 31, 2006 and 2005, respectively)	(104)	(136)
Total stockholders’ equity	6,038	3,483
Total liabilities and stockholders’ equity	$25,142	$22,276

See accompanying notes to the Consolidated Financial Statements.

ABB Ltd
Consolidated Statements of Cash Flows
for the years ended December 31, 2006, 2005 and 2004

	Year ended December 31,
	2006	2005	2004
	(U.S. dollars in millions)
Operating activities:
Net income (loss)	$1,390	$735	$(35)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	570	597	633
Provisions, net	243	466	88
Pension and postretirement benefits	(4)	(62)	55
Deferred taxes	113	38	3
Net gain from sale of property, plant and equipment	(76)	(44)	(36)
Income from equity accounted companies	(95)	(109)	(87)
Minority interest	179	131	102
Loss on sale of discontinued operations	—	16	63
Other	190	159	264
Changes in operating assets and liabilities:
Marketable securities (trading)	—	1	43
Trade receivables	(594)	(892)	(160)
Inventories	(512)	(328)	(74)
Trade payables	388	26	(63)
Advances from customers	461	161	(22)
Other assets and liabilities, net	(314)	117	128
Net cash provided by operating activities	1,939	1,012	902
Investing activities:
Changes in financing receivables	67	229	176
Purchases of marketable securities and short-term investments (other than trading)	(4,743)	(1,915)	(2,877)
Purchases of property, plant and equipment and intangible assets	(536)	(456)	(543)
Acquisitions of businesses (net of cash acquired)	(3)	(27)	(24)
Proceeds from sales of marketable securities and short-term investments (other than trading)	4,366	1,833	2,317
Proceeds from sales of property, plant and equipment	128	117	123
Proceeds from sales of businesses (net of cash disposed)	27	(97)	1,182
Net cash provided by (used in) investing activities	(694)	(316)	354
Financing activities:
Net changes in debt with maturities of 90 days or less	(26)	(9)	(104)
Increases in debt	151	155	265
Repayment of debt	(189)	(978)	(2,913)
Payments made upon induced bond conversion	(72)	—	—
Payments made upon bond exchange	(111)	—	—
Treasury and capital stock transactions	47	35	(36)
Payment of dividends	(203)	—	—
Other	11	(99)	43
Net cash used in financing activities	(392)	(896)	(2,745)
Effects of exchange rate changes on cash and equivalents	184	(259)	74
Adjustment for the net change in cash and equivalents in assets held for sale and in discontinued operations	4	14	298
Net change in cash and equivalents—continuing operations	1,041	(445)	(1,117)
Cash and equivalents beginning of period	3,221	3,666	4,783
Cash and equivalents end of period	$4,262	$3,221	$3,666
Interest paid	$274	$332	$382
Taxes paid	$594	$325	$379

See accompanying notes to the Consolidated Financial Statements.

ABB Ltd
Consolidated Statements of Changes in Stockholders’ Equity
For the years ended December 31, 2006, 2005 and 2004

Accumulated other comprehensive loss
Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gain (loss) on available-for-sale securities	Minimum pension liability adjustment	Unrealized gain (loss) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total stockholders’ equity
(U.S. dollars in millions)

Balance at January 1, 2004	$3,067	$1,760	$(1,747)	$27	$(137)	$85	$(1,772)	$(138)	$2,917
Comprehensive loss:
Net loss		(35)							(35)
Foreign currency translation adjustments			19				19		19
Accumulated foreign currency translation adjustments allocated to divestments of businesses			20				20		20
Effect of change in fair value of available-for-sale securities (net of tax of $6)				(15)			(15)		(15)
Minimum pension liability adjustments (net of tax of $37)					(69)		(69)		(69)
Change in derivatives qualifying as cash flow hedges (net of tax of $16)						(29)	(29)		(29)
Total comprehensive loss									(109)
Call options	8								8
Other	8								8
Balance at December 31, 2004	$3,083	$1,725	$(1,708)	$12	$(206)	$56	$(1,846)	$(138)	$2,824
Comprehensive income:
Net income		735							735
Foreign currency translation adjustments			(52)				(52)		(52)
Accumulated foreign currency translation adjustments allocated to divestments of businesses			4				4		4
Effect of change in fair value of available-for-sale securities (net of tax of $2)				(11)			(11)		(11)
Minimum pension liability adjustments (net of tax of $(18))					(8)		(8)		(8)
Change in derivatives qualifying as cash flow hedges (net of tax of $24)						(49)	(49)		(49)
Total comprehensive income									619
Employee incentive plans including share issuances	39								39
Treasury share transactions	(1)							2	1
Balance at December 31, 2005	$3,121	$2,460	$(1,756)	$1	$(214)	$7	$(1,962)	$(136)	$3,483
Comprehensive income:
Net income		1,390							1,390
Foreign currency translation adjustments			294				294		294
Effect of change in fair value of available-for-sale securities (net of tax of $1)				(3)			(3)		(3)
Minimum pension liability adjustments (net of tax of $(5))					11		11		11
Adjustment upon adoption of SFAS 158 (net of tax of $6)					(426)		(426)		(426)
Change in derivatives qualifying as cash flow hedges (net of tax of $(21))						67	67		67
Total comprehensive income									1,333
Treasury share transactions	(1)							1	—
Shares issued to Asbestos PI Trust (CE Settlement Shares)	407								407
Payment of dividends		(203)							(203)
Conversion of convertible bonds	903							25	928
Employee incentive plans including share issuances	68							6	74
Call options	16								16
Balance at December 31, 2006	$4,514	$3,647	$(1,462)	$(2)	$(629)	$74	$(2,019)	$(104)	$6,038

See accompanying notes to the Consolidated Financial Statements.

Note 1 The company

ABB Ltd and its subsidiaries (collectively, the “Company”) together form a leading global company specializing in power and automation technologies that improve the performance of utility and industry customers, while lowering environmental impact. The Company works with customers to engineer and install networks, facilities and plants with particular emphasis on enhancing efficiency, reliability and productivity for customers who generate, convert, transmit, distribute and consume energy.

Note 2 Significant accounting policies

The following is a summary of significant accounting policies followed in the preparation of these Consolidated Financial Statements.

Basis of presentation

The Consolidated Financial Statements are prepared in accordance with United States of America (United States or U.S.) generally accepted accounting principles (U.S. GAAP) and are presented in United States dollars ($ or USD) unless otherwise stated. Par value of capital stock is denominated in Swiss francs.

Scope of consolidation

The Consolidated Financial Statements include the accounts of ABB Ltd and companies which are directly or indirectly controlled. Additionally, the Company consolidates variable interest entities (VIEs) for which it is deemed to be the primary beneficiary. Intercompany accounts and transactions have been eliminated. Investments in joint ventures and affiliated companies in which ABB has the ability to exercise significant influence over operating and financial policies (generally through direct or indirect ownership of 20 percent to 50 percent of the voting rights), are recorded in the Consolidated Financial Statements using the equity method of accounting.

Reclassifications

Amounts reported for prior years in the Consolidated Financial Statements and Notes have been reclassified to conform to the current year’s presentation, primarily related to the asbestos obligations and as a result of the application of Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144), in reflecting assets and liabilities held for sale and in discontinued operations.

Operating cycle

A portion of the Company’s operating cycle, including long-term construction activities, exceeds one year. For classification of current assets and liabilities related to these types of construction activities, the Company elected to use the duration of the contracts as its operating cycle.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make assumptions and estimates that directly affect the amounts reported in the Consolidated Financial Statements. Significant estimates for which changes in the near term are considered reasonably possible and that may have a material impact on the financial statements are addressed in these notes to the Consolidated Financial Statements.

Cash and equivalents

Cash and equivalents include highly liquid investments with maturities of three months or less at the date of acquisition.

Marketable securities and short-term investments

All current debt and equity securities are classified as “available-for-sale” at the time of purchase and are reported at fair value. Unrealized gains and losses on available-for-sale securities are excluded from the determination of earnings and are instead recognized in the accumulated other comprehensive loss component of stockholders’ equity, net of tax (accumulated other comprehensive loss) until realized. Realized gains and losses on available-for-sale securities are computed based upon the historical cost of these securities applied using the specific identification method.

The Company analyzes its available-for-sale securities for impairment during each reporting period to evaluate whether an event or change in circumstances has occurred in that period that may have a significant adverse effect on the fair value of the investment. The Company records an impairment charge through current period earnings and adjusts the cost basis for such other-than-temporary declines in fair value when the fair value is not anticipated to recover above cost within a three-month period after the measurement date, unless there are mitigating factors that indicate an impairment charge through earnings may not be required. If an impairment charge is recorded, subsequent recoveries in fair value are not reflected in earnings until sale of the security.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write-off experience and customer economic data. The Company reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectibility. Account balances are charged off against the allowance when the Company believes that the receivable will not be recovered.

Concentrations of credit risk

The Company sells a broad range of products, systems and services to a wide range of industrial, commercial and utility customers as well as various government agencies throughout the world. Concentrations of credit risk with respect to trade receivables are limited, as the Company’s customer base is comprised of a large number of individual customers. Ongoing credit evaluations of customers’ financial positions are performed and, generally, no collateral is required. The Company maintains reserves for potential credit losses and such losses, in the aggregate, are in line with the Company’s expectations.

It is the Company’s policy to invest cash in deposits with banks throughout the world with certain minimum credit ratings and in high quality, low risk, liquid investments. The Company actively manages its credit risk by routinely reviewing the creditworthiness of the banks and the investments held, as well as maintaining such investments in time deposits or other liquid investments. The Company has not incurred significant credit losses related to such investments.

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

Revenues under long-term contracts are recognized using the percentage-of-completion method of accounting pursuant to Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. The Company principally uses the cost-to-cost or delivery events methods to measure progress towards completion on contracts. Management determines the method to be used by type of contract based on its judgment as to which method best measures actual progress towards completion. Revenues under cost-reimbursement contracts are recognized as costs are incurred.

Revenues from service transactions are recognized as services are performed. Service revenues reflect revenues earned from the Company’s activities involved in providing services to customers primarily subsequent to the sale and delivery of a product or complete system; such revenues consist principally of maintenance-type contracts.

In accordance with Emerging Issues Task Force (EITF) No. 00-21, Revenue Arrangements with Multiple Deliverables (EITF 00-21), when multiple elements such as products and services are contained in a single arrangement or in related arrangements with the same customer, the Company allocates revenues to each element based on its relative fair value, provided that such element meets the criteria for treatment as a separate unit of accounting. Revenues from contracts that contain customer acceptance provisions are deferred until customer acceptance occurs, or the Company has demonstrated the customer-specified objective criteria, or the contractual acceptance period has lapsed.

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

The Company accounts for the transfer of its receivables to VIEs or qualifying special purpose entities (QSPEs) as a sale of those receivables to the extent that consideration other than beneficial interests in the transferred accounts receivable is received. The Company does not recognize the transfer as a sale unless the receivables have been put presumptively beyond the reach of the Company and its creditors, even in bankruptcy or other receivership. In addition, the VIEs or QSPEs must obtain the right to pledge or exchange the transferred receivables, and the Company cannot retain the ability or obligation to repurchase or redeem the transferred receivables.

At the time the receivables are sold, the balances are removed from trade receivables and a retained interest or deferred purchase price component is recorded in other receivables. Retained interests are recorded in a manner similar to trading securities at fair value as permitted under SFAS 140, and cash inflows from reductions of retained interests are recorded as operating cash flows. Costs associated with the sale of receivables are included in the determination of earnings.

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

Abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) are recognized as current-period charges in accordance with Statement of Financial Accounting Standards No. 151, Inventory Costs—an amendment of ARB No. 43, Chapter 4 (SFAS 151). In addition, the allocation of fixed production overheads to the costs of manufacturing of inventory are based on the normal capacity of the production facilities. The adoption of SFAS 151 did not have a material impact on the Company’s Consolidated Financial Statements.

Impairment of long-lived assets and accounting for discontinued operations

Long-lived assets that are “held and used” are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. If the asset’s net carrying value exceeds the asset’s net undiscounted cash flows expected to be generated over its remaining useful life including net proceeds expected from disposition of the asset, if any, the carrying amount of the asset is reduced to its estimated fair value, pursuant to the measurement criteria of SFAS 144. Estimated fair value is determined based on discounted cash flows or appraised values depending on the nature of the assets.

In accordance with SFAS 144, the Company includes in assets and liabilities held for sale and in discontinued operations the assets and liabilities that meet certain criteria with respect to the Company’s plans for their sale or abandonment. If (1) a planned or completed disposal involves a component (disposal group) of the Company whose operations and cash flows can be distinguished operationally and for financial reporting purposes; (2) such operations and cash flows will be (or have been) eliminated from the Company’s ongoing operations; and (3) the Company will not have any significant continuing involvement in the disposal group, then the disposal group’s results of operations are presented as discontinued operations for all periods. Depreciation and amortization cease when the assets meet the criteria to be classified as held for sale. Results from discontinued operations are recognized in the period in which they occur. Assets and liabilities classified as held for sale, are measured at the lower of carrying amount or fair value less cost to sell. Assets and liabilities related to sold operations that are retained are recorded in continuing assets and liabilities; future adjustments of such balances are recorded through discontinued operations in the Consolidated Income Statements. In the Consolidated Statements of Cash Flows, the amounts related to businesses with assets and liabilities held for sale and in discontinued operations are not segregated, as permitted by Statement of Financial Accounting Standards No. 95, Statement of Cash Flows.

In addition to the interest expense contained within businesses classified as discontinued operations, a portion of the Company’s interest expense is reclassified from interest and other finance expense to loss from discontinued operations, net of tax, in accordance with EITF No. 87-24, Allocation of Interest to Discontinued Operations. Such amounts were not significant in 2006 and 2005 and were $20 million in 2004.

Goodwill and other intangible assets

In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142), goodwill is tested for impairment annually or more frequently if impairment indicators arise. The Company performs its annual impairment assessment on October 1. A fair value approach is used to identify potential goodwill impairment and, when necessary, measure the amount of impairment. The Company uses a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value.

The cost of acquired intangible assets is amortized on a straight-line basis over their estimated useful lives, typically ranging from 3 to 10 years. Intangible assets are tested for impairment in accordance with SFAS 144 upon the occurrence of certain triggering events.

Capitalized software costs

Capitalized costs of software for internal use are accounted for in accordance with Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, and are amortized on a straight-line basis over the estimated useful life of the software, typically ranging from 3 to 5 years. Capitalized costs of a software product to be sold are accounted for in accordance with Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed, and are amortized on a straight-line basis over the estimated life of the product. The Company periodically performs an evaluation to determine that the unamortized cost of software to be sold does not exceed the net realizable value. The Company expenses costs incurred prior to technological feasibility, and thereafter capitalizes costs incurred in developing or obtaining software for internal use and for software products to be sold.

Property, plant and equipment

Property, plant and equipment is stated at cost, less accumulated depreciation, and is depreciated using the straight-line method. The estimated useful lives of the assets are generally as follows:

Factory and office buildings: 30 to 40 years
Other facilities: 15 years
Machinery and equipment: 3 to 15 years
Furniture and office equipment: 3 to 8 years

Derivative financial instruments and hedging activities

The Company uses derivative financial instruments to manage interest rate risk, currency exposures and commodity exposures, arising from its global operating, financing and investing activities. The Company’s policies require that its industrial entities hedge their exposure from firm commitments denominated in foreign currencies, as well as at least fifty percent of the anticipated foreign currency denominated sales volume of standard products over the next twelve months.

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

The Company operates in numerous tax jurisdictions and, as a result, is regularly subject to audit by tax authorities. The Company provides for tax contingencies on the basis of their technical merits, including relative tax law and Organisation for Economic Co-operation and Development (OECD) guidelines, as well as on items relating to potential audits by tax authorities based upon its best estimate of the facts and circumstances as of each reporting period. Changes in the facts and circumstances could result in a material change to the tax accruals. The Company provides for contingencies whenever it is deemed probable that a tax asset has been impaired or a tax liability has been incurred for events such as tax claims or changes in tax laws.

Research and development

Research and development expense was $772 million, $679 million and $690 million in 2006, 2005 and 2004, respectively. These costs are included in selling, general and administrative expenses.

Earnings per share

Basic earnings (loss) per share is calculated by dividing income (loss) by the weighted-average number of shares outstanding during the year. Diluted earnings (loss) per share is calculated by dividing income (loss) by the weighted-average number of shares outstanding during the year, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise: outstanding written call options; outstanding options and shares conditionally granted under the Company’s employee incentive plans; and shares issuable in relation to outstanding convertible bonds. See further discussion related to earnings per share in Note 23 and further discussion of the potentially dilutive securities in Notes 14 and 21.

Employee incentive plans

The Company has employee incentive plans, which are described more fully in Note 21. Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standard

No. 123 (revised 2004), Share-Based Payment (SFAS 123R), using the modified-prospective transition method. SFAS 123R requires employee equity awards to be accounted for under the fair value method. Accordingly, share-based compensation is measured at the grant date, based on the fair value of the award. Prior to January 1, 2006, the Company accounted for these plans in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related Interpretations, as permitted by Statement of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation (SFAS 123). In connection with cash-settled warrant appreciation rights granted under the management incentive plan (MIP), and the conditionally granted shares awarded free-of-charge under the long-term incentive plan (LTIP), compensation cost was recognized in the Consolidated Income Statements in 2005 and 2004 in accordance with APB 25. No stock-based compensation was recognized prior to January 1, 2006, for the warrants issued under the MIP and the stock options granted by the Company under the employee share acquisition plan (ESAP), as all warrants or options granted under these plans had exercise prices equal to, or greater than, the market value of the underlying shares on the date of grant.

Asset retirement obligations

The Company may have a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Company. In 2005, the Company recognized the cumulative effect of an accounting change of $5 million, net of tax, in the Consolidated Income Statements as a result of the adoption of the Financial Accounting Standards Board (FASB) Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143 (FIN 47). In accordance with FIN 47, the Company recognizes a liability for the fair value of a conditional asset retirement obligation when the fair value of the liability can be reasonably estimated.

Pensions and other post retirement benefits

The Company recognizes an asset for a plan’s overfunded status or a liability for a plan’s underfunded status in its Consolidated Balance Sheets in accordance with Statement of Financial Accounting Standard No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R) (SFAS 158). Additionally, the Company measures a plan’s assets and obligations that determine its funded status as of the end of the year, and recognizes the changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Those changes are reported in total comprehensive loss and as a separate component of stockholders’ equity. The Company adopted SFAS 158 in 2006. See Note 20 for further discussion of SFAS 158 and the Company’s employee benefit plans.

New accounting pronouncements

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). Among other things, FIN 48 requires applying a two step approach to recognizing and measuring uncertain tax positions accounted for in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50 percent likely of being realized upon ultimate settlement. This new guidance will be effective for the Company on January 1, 2007. The Company expects the transition effects to consist of reclassification of certain income tax-related liabilities in the Company’s Consolidated Balance Sheets. The Company expects a reclassification of approximately $350 million to $450 million primarily between certain current and non-current liabilities, and an immaterial adjustment to opening retained earnings. As required by FIN 48, prior periods will not be restated.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements and eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 provides a single definition for fair value that is to be applied consistently for all accounting applications, and also generally describes and prioritizes according to reliability the methods and inputs used in valuations. SFAS 157 will be effective for the Company on January 1, 2008. The Company is currently evaluating and assessing the impact of adopting SFAS 157 on its Consolidated Financial Statements.

In June 2006, the FASB ratified EITF No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation) (EITF 06-3). EITF 06-3 allows companies to present in their income statement any taxes assessed by a governmental authority that are directly imposed on revenue-producing transactions between a seller and a customer, such as sales, use, value-added and some excise taxes, on either a gross (included in revenues and costs) or a net (excluded from revenues) basis. EITF 06-3 will be effective for the Company in interim periods and fiscal years beginning after December 15, 2006. The Company presents these transactions on a net basis and intends to continue this presentation in the future, therefore the adoption of EITF 06-3 will have no impact on its Consolidated Financial Statements.

Note 3 Held for sale and discontinued operations

The Company’s financial statements for all periods presented were impacted by activities relating to the divestitures of a number of businesses. The following planned or completed disposals met the SFAS 144 criteria for held for sale and/or discontinued operations in the reporting periods.

Structured Finance

In 2002, the Company completed the sale of most of its Structured Finance business to General Electric Capital Corporation (GE) for approximately $2.0 billion. In November 2005, the Company completed the sale of its remaining Structured Finance business and divested the Lease portfolio business in Finland. With lease and loan financial receivables of approximately $300 million, the Lease portfolio business was the last remaining major entity of the Structured Finance business. In 2005, the Company recorded a loss of approximately $28 million in loss from discontinued operations, net of tax, principally related to the loss on sale of the business.

Upstream Oil, Gas and Petrochemicals business

In 2004, the Company sold its Upstream Oil, Gas and Petrochemicals business for an initial sales price of $925 million. Net cash proceeds from the sale were approximately $800 million, reflecting the initial sales price adjusted for unfunded pension liabilities and changes in net working capital. The Upstream Oil, Gas and Petrochemicals business had revenues of $855 million and net losses of $70 million in 2004. In 2006, the Company and the buyer of the Upstream Oil, Gas and Petrochemicals business entered into an agreement to settle certain items which were disputed by the buyer after the closing of the transaction. In 2006, the Company released provisions of approximately $15 million in loss from discontinued operations, net of tax, related to this agreement.

Reinsurance business

In 2004, the Company completed the sale of its Reinsurance business, receiving net cash proceeds of approximately $280 million. The Company recognized revenues of $139 million in 2004, and losses totaling $41 million in loss from discontinued operations, net of tax, relating to the Reinsurance business.

Power Lines business

During 2004, the Company reclassified part of its Power Lines business to discontinued operations. The businesses that were reclassified are the Power Lines businesses in Nigeria, Italy and Germany whose sales were completed in 2005. These reclassified businesses had revenues of $27 million and $117 million and net losses of $12 million and $75 million for the years ended December 31, 2005, and 2004, respectively, recorded in loss from discontinued operations, net of tax.

During 2005, the Company reclassified the remaining Power Lines businesses in Brazil, Mexico, Venezuela and South Africa to discontinued operations, on the basis of management’s plan to sell the remaining Power Lines businesses. The Power Lines businesses in Venezuela and South Africa were sold in 2006. These businesses had revenues of $8 million, $18 million, and $29 million and net income (loss) of ($1) million, $0 million and $1 million for the years ended December 31, 2006, 2005 and 2004, respectively. In 2007, the Company entered into an agreement to sell the Power Lines businesses in Brazil and Mexico and expects the sale to be completed in 2007. The businesses in Brazil and Mexico had revenues of $80 million, $84 million and $50 million and net income (loss) of ($4) million, $3 million and $2 million for the years ended December 31, 2006, 2005 and 2004, respectively. Net income (loss) reported in each year was recorded in loss from discontinued operations, net of tax.

Foundry business

During 2004, the Company reclassified its Foundry business to discontinued operations. In 2005, the Company completed the sale of its Foundry business. The Foundry business had revenues of $41 million in both 2005 and 2004 and net losses of $1 million and $17 million in 2005 and 2004, respectively, recorded in loss from discontinued operations, net of tax.

Control Valves

In 2005, the Company sold its Control Valves business in Japan. The Control Valves business had revenues of $26 million and $31 million and net income of $15 million and $3 million in 2005 and 2004, respectively. The net income reported in 2005 includes $14 million related to the gain on sale of the Control Valves business, recorded in loss from discontinued operations, net of tax.

Cable business

Upon the sale during 2006, the Company reclassified its Cable business in Ireland to discontinued operations, formerly part of the Power Products division. The Cable business in Ireland had revenues of $95 million, $76 million, and $79 million for the years ended December 31, 2006, 2005 and 2004, respectively. Net losses reported for 2006, 2005 and 2004 were $48 million, $15 million and $24 million, respectively, recorded in loss from discontinued operations, net of tax. The majority of the loss reported in 2006 related to the sale of the business.

Building Systems

During 2006, the Company reclassified its remaining Building Systems business in Germany, formerly part of Non-Core and Other, to discontinued operations, on the basis of management’s plan to sell the business. This Building Systems business had revenues of $286 million, $354 million, and $381 million for the years ended December 31, 2006, 2005 and 2004, respectively. Net losses reported for 2006, 2005 and 2004 were $65 million, $20 million and $14 million, respectively, recorded in loss from discontinued

operations, net of tax. Of the net loss reported for 2006, $67 million was an impairment charge based upon the expected proceeds from the sale of the business. In 2007, the Company entered into an agreement to sell the business and expects to complete the sale in 2007.

Other

In addition, the Company has also reflected other minor operations as held for sale and in discontinued operations, as appropriate.

Loss from discontinued operations, net of tax, also includes costs related to the Company’s asbestos obligations of approximately $70 million, $133 million and $262 million in 2006, 2005, and 2004, respectively (see Note 17).

Operating results of the held for sale and discontinued operations are summarized as follows:

	Year ended December 31,
	2006	2005	2004
Revenues	$471	$630	$1,737
Costs and expenses, finance loss	(573)	(799)	(2,162)
Operating loss before taxes	(102)	(169)	(425)
Tax benefit	18	14	11
Operating loss from discontinued operations	(84)	(155)	(414)
Loss from dispositions, net of tax	(83)	(16)	(63)
Loss from discontinued operations, net of tax	$(167)	$(171)	$(477)

The major components of assets and liabilities held for sale and in discontinued operations in the Company’s Consolidated Balance Sheets are summarized as follows:

	December 31,
	2006	2005
Cash and equivalents, marketable securities and short-term investments	$1	$5
Receivables, net	111	129
Inventories, net	44	91
Prepaid expenses and other current assets	1	3
Property, plant and equipment	5	26
Goodwill and other intangible assets	2	2
Prepaid pension	—	4
Investments	—	2
Assets held for sale and in discontinued operations	$164	$262
Accounts payable	$93	$138
Short-term debt and current maturities of long-term debt	5	—
Advances from customers	17	21
Provisions and other	16	30
Accrued liabilities and other	30	52
Pensions and other employee benefits	117	124
Other liabilities, non-current	5	5
Liabilities held for sale and in discontinued operations	$283	$370

Note 4 Business combinations and divestments

Acquisitions and investments

During 2006, 2005, and 2004, the Company invested $3 million, $27 million, $24 million, in 11, 22 and 24 new businesses, joint ventures or affiliated companies, respectively. The aggregate excess of the purchase price over the fair value of the net assets acquired of new businesses totaled $2 million, $6 million and $15 million in 2006, 2005 and 2004, respectively, and has been recorded as goodwill. The Company has not presented the pro forma results of operations of the acquired businesses as the results are not material to the Company’s Consolidated Financial Statements.

Divestitures

In addition to the sold businesses described under discontinued operations, the Company periodically divests businesses and investments not considered by management to be aligned with its focus on power technologies and automation technologies as described in Note 1 and which do not meet the requirements of SFAS 144. The results of operations of these divested businesses are included in the Company’s Consolidated Income Statements in the respective line items of income from continuing operations, through the date of disposition.

Divestment of Building Systems businesses

During 2005 and 2004, the Company disposed of numerous Building Systems businesses and recorded gains on disposal of $1 million and $12 million, respectively, which are included in other income (expense), net. Proceeds received from the divestment of the Building Systems businesses were $0 million and $39 million in 2005 and 2004, respectively. The disposal of these businesses contemplated that the Company would retain an involvement in the disposed operations through a combination of technology license agreements, supplier relationships, retention of certain orders and participation on the Board of Directors of some of the disposed of companies. As a result of these factors, the Company concluded that classification of these businesses as discontinued operations in accordance with SFAS 144 was not appropriate.

Other divestitures

In 2004, the Company sold a business in Sweden for $11 million, resulting in a gain on disposal of $7 million recorded in other income (expense), net. In 2004, the Company also sold its entire 15.7 percent interest in IXYS Corporation for approximately $42 million and recorded a gain on disposal of $20 million in other income (expense), net. During 2006, 2005 and 2004, the Company sold several operating units and investments, excluding the divestments disclosed above, for total proceeds of $9 million, $24 million and $39 million, respectively, and recognized net gains on disposal of $3 million, $20 million and $13 million, respectively, which are included in other income (expense), net. Revenues and net income from these businesses and investments were not significant in 2006, 2005 and 2004.

Note 5 Marketable securities and short-term investments

Marketable securities and short-term investments consisted of the following:

	December 31,
	2006	2005
Available-for-sale securities	$314	$276
Time deposits	38	39
Securities serving as hedges of the Company’s management incentive plan (see Note 21)	176	53
Total	$528	$368

To hedge its exposure to fluctuations in fair value of the Company’s warrant appreciation rights (WARs) issued under the Company’s management incentive plan, the Company purchases cash-settled call options, which entitle the Company to receive amounts equivalent to its obligations under the outstanding WARs. In accordance with EITF No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock (EITF 00-19), the cash-settled call options have been recorded as assets measured at fair value with subsequent changes in fair value recorded through earnings to the extent that they offset the compensation expense recorded in connection with the WARs. Changes in the fair value of the cash settled call options included in accumulated other comprehensive loss, were $38 million and $16 million at December 31, 2006 and 2005, respectively.

Available-for-sale securities classified as marketable securities consisted of the following:

	December 31,
	2006		2005
	Cost	Fair value	Cost	Fair value
Equity securities	$47	$50	$80	$84
Debt securities:
U.S. government obligations	78	77	64	63
European government obligations	26	25	—	—
Corporate	120	118	98	96
Other	45	44	34	33
Total debt securities	269	264	196	192
Total	$316	$314	$276	$276

At December 31, 2006 and 2005, unrealized gains and losses on available-for-sale securities were not significant.

At December 31, 2006, contractual maturities of the above available-for-sale debt securities consisted of the following:

	Cost	Fair value
Less than one year	$27	$26
One to five years	134	132
Six to ten years	72	71
Due after ten years	36	35
Total	$269	$264

Gross realized gains on available-for-sale securities were $96 million, $18 million and $117 million in 2006, 2005 and 2004, respectively. Gross realized losses on available-for-sale securities were $3 million, $34 million and $5 million in 2006, 2005 and 2004, respectively. Such gains and losses are included in interest and other finance expense.

Gross unrealized losses of those available for sale securities that have been in a continuous unrealized loss position were not significant at December 31, 2006, 2005 and 2004.

At December 31, 2006 and 2005, the Company pledged $58 million and $91 million, respectively, of marketable securities as collateral for issued letters of credit and other security arrangements.

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

The amount of derivative financial instrument net gains or losses reclassified from accumulated other comprehensive loss to earnings was a net gain of $95 million, $27 million and $31 million in 2006, 2005 and 2004, respectively. The $31 million in 2004 excludes the $14 million loss described below. Of the $74 million included in the comprehensive loss at December 31, 2006, $51 million is expected to be reclassified to earnings in 2007 and $23 million is expected to be reclassified to earnings in 2008 through 2010.

During 2004, the Company reclassified losses of $14 million from accumulated other comprehensive loss to earnings as a result of the discontinuance of certain cash flow hedges as it became probable that the original forecasted transactions related to these hedges would not occur within the forecasted time period.

Fair value hedges

To reduce its interest rate and foreign currency exposures arising primarily from its borrowing activities, the Company uses interest rate and cross-currency swaps. Where such instruments are designated as fair value hedges, the changes in fair value of these instruments, as well as the changes in fair value of the underlying liabilities, are recorded as offsetting gains and losses in the determination of earnings. The hedge ineffectiveness in 2006, 2005 and 2004, resulted in a gain (loss) of $3 million, ($16) million and $11 million, respectively.

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

Financing receivables and loans (non-current portion): Fair values are determined using a discounted cash flow methodology based upon loan rates of similar instruments. The carrying values and estimated fair values of long-term loans granted at December 31, 2006, were $158 million and $158 million, respectively, and at December 31, 2005, were $201 million and $201 million, respectively.

Long-term debt (non-current portion): Fair values of public bond issues are based on quoted market prices. The fair values of other debt are based on the present value of future cash flows discounted at estimated borrowing rates for similar debt instruments, or in the case of private placement bond or note issuances, using the relevant borrowing rates derived from interest rate swap curves. The carrying values and estimated fair values of long-term borrowings at December 31, 2006, were $3,160 million and

$4,448 million, respectively, and at December 31, 2005, were $3,933 million and $4,710 million, respectively.

Derivative financial instruments: Fair values are the amounts by which the contracts could be settled. These fair values were estimated by using a discounted cash flow methodology based on available market data, option pricing models or by obtaining quotes from brokers. At December 31, 2006 and 2005, the carrying values equal fair values. Current derivative assets are recorded in other current assets, and non-current derivative assets are recorded in other non-current assets. Current derivative liabilities are recorded in provisions and other, and non-current derivative liabilities are recorded in other liabilities. The fair values were:

	December 31,
	2006	2005
Derivative assets, current	$190	$156
Derivative assets, non-current	121	162
Total	$311	$318
Derivative liabilities, current	$146	$138
Derivative liabilities, non-current	113	63
Total	$259	$201

Note 7 Receivables, net

Receivables, net consisted of the following:

	December 31,
	2006	2005
Trade receivables	$5,370	$4,483
Other receivables	684	939
Allowance	(260)	(279)
	5,794	5,143
Unbilled receivables, net:
Costs and estimated profits in excess of billings	2,477	2,127
Advance payments received	(995)	(865)
	1,482	1,262
Total	$7,276	$6,405

Trade receivables include contractual retention amounts billed to customers of $175 million and $115 million at December 31, 2006 and 2005, respectively. Management expects the majority of related contracts will be completed and substantially all of the billed amounts retained by the customer will be collected within one year of the respective balance sheet date. Other receivables consist of value added tax, claims, employee and customer related advances and other non-trade receivables, including the retained interests on sold receivables under the Company’s securitization program.

Costs and estimated profits in excess of billings represent sales earned and recognized under the percentage-of-completion method. Amounts are expected to be collected within one year of the respective balance sheet date.

Note 8 Securitization and variable interest entities

Securitization

During 2005, the Company re-assessed its need for revolving-period securitization programs, terminating one program and reducing the size of the other. During the first half of 2006, the Company further limited its sales of receivables under the remaining program which was with a VIE, unrelated to the

Company. The VIE was not required to be consolidated in accordance with FASB Interpretation No. 46 (revised) Consolidation of Variable Interest Entities (FIN 46(R)). In mid 2006, the VIE transferred the outstanding receivables and retained interests to a QSPE as part of the establishment of a new, revolving-period securitization program (New Program) and the existing program with the VIE was terminated.

During 2006, 2005 and 2004, the following cash flows were received from and paid to VIEs:

	December 31,
	2006	2005	2004
Gross trade receivables sold to VIEs	$1,062	$4,925	$5,846
Collections made on behalf of and paid to VIEs	(1,156)	(5,489)	(5,713)
Purchaser, liquidity and program fees	(4)	(18)	(20)
Decrease in retained interests	68	178	17
Net cash received from (paid to) VIEs during the year	$(30)	$(404)	$130

Net cash settlements on the program with the VIE took place twice per month.

During 2006, the following cash flows were received from and paid to the QSPE, under the New Program:

December 31,
2006
Gross trade receivables sold to QSPE(1)	$939
Collections made on behalf of QSPE(1)	(935)
Discount, liquidity and program fees	(4)
Decrease in retained interests	12
Net cash paid to QSPE during the year	1
Receivable from QSPE as of December 31(2)	$13

(1)             Gross receivables sold excludes $295 million of gross receivables transferred directly to the QSPE by the VIE upon establishment of the QSPE. Collections include collections by the Company of those receivables acquired by the QSPE from the VIE.

(2)             The difference between the receivables sold in a month and the collections made, adjusted for fees and any increase or decrease in the retained interests, is settled between the Company and the QSPE on a net basis in the following month.

The total cost related to the securitization of trade receivables of $8 million, $18 million and $20 million in 2006, 2005 and 2004, respectively, is included in interest and other finance expense.

Under the terms of the New Program with the QSPE, the sale of receivables occurs daily upon creation of the receivables and the Company retains collection responsibility relating to the sold receivables. For the purpose of credit enhancement from the perspective of the QSPE, the Company retains an interest in the sold receivables (retained interests). These retained interests are initially measured at estimated fair values, which the Company believes approximate historical carrying values, and are subsequently measured based on a periodic evaluation of collections and delinquencies. Given the short-term, lower-risk nature of the assets securitized, market movements in interest rates would not significantly impact the carrying value of the Company’s retained interests. Similarly, as the receivables sold are denominated in the functional currency of the selling entities, an adverse movement in foreign currency rates would not have an impact on the carrying value of these retained interests.

The Company routinely evaluates its portfolio of trade receivables for risk of non-collection and records an allowance for doubtful accounts to reflect the carrying value of its trade receivables at estimated net realizable value. Pursuant to the requirements of the revolving-period securitization programs in place at December 31, 2006 and 2005, the Company effectively bears the risk of potential delinquency or default associated with trade receivables sold or interests retained. At December 31, 2006 and 2005, the fair value of the retained interests was approximately $106 million and $185 million, respectively.

In accordance with SFAS 140, the Company has not recorded a servicing asset or liability at December 31, 2006 and 2005. Given the limited activities undertaken by the Company in respect of the New Program, management has estimated that any incremental benefit or cost is insignificant. At December 31, 2005, management believed it was not practicable to estimate the value of a servicing asset or liability, given that verifiable data as to the fair value of the compensation and/or cost related to servicing the types of the assets sold are not readily obtainable nor reliably estimable in the various geographic markets in which the entities selling receivables operated.

The following table reconciles total gross receivables to the amounts in the Consolidated Balance Sheets after the effects of securitization at December 31, 2006 and 2005:

	December 31,
	2006	2005
Total trade receivables	$5,669	$4,871
Portion derecognized	(183)	(193)
Retained interests included in other receivables	(116)	(195)
Trade receivables	$5,370	$4,483

At December 31, 2006 and 2005, of the gross trade receivables sold, the total trade receivables for which cash has not been collected at those dates amounted to $299 million and $388 million, respectively. At December 31, 2006, an amount of $18 million was more than 60 days past due, while at December 31, 2005, an amount of $41 million was more than 90 days past due, the respective thresholds for classifying a receivable as delinquent, pursuant to the terms of the programs existing at the respective dates.

In addition, the Company transfers receivables outside of the above described securitization programs. These transfers were sales, made without recourse, directly to banks and/or sales pursuant to factoring or similar type arrangements. Total sold receivables included in these transactions during 2006 and 2005 were approximately $538 million and $530 million, respectively, of which sales of $5 million in 2006 only, related to assets held for sale and in discontinued operations. During each of 2006 and 2005, the related costs, including the associated gains and losses, were $5 million.

Variable interest entities

The following VIE is consolidated, as the Company is the primary beneficiary as defined by FIN 46(R).

In March 2003, the Company sold its aircraft-leasing portfolio in Sweden to a third party. Subsequent to divestment, the Company continued its involvement in this business by providing significant financial support in the form of mezzanine and subordinated financing of approximately $90 million to the VIE formed by the buyer upon acquisition, exclusively for the purpose of servicing the aircraft leasing portfolio. As the primary beneficiary of the VIE, the Company retained approximately $10 million and $55 million of assets and acquired approximately $1 million and $9 million of third party long-term borrowings provided to the VIE at December 31, 2006 and 2005, respectively. All of the VIE’s assets serve as collateral for the senior debt provided by third parties. The Company has no ownership interest and there is no recourse to the general credit of the Company.

The following VIEs are not consolidated, as the Company is not the primary beneficiary as defined by FIN 46(R).

At December 31, 2006 and 2005, the Company maintains a combined equity and financing interest of approximately $124 million and $85 million, respectively, in two VIEs, that are accounted for using the equity method of accounting, and were established as consortia to develop power plants in various countries. The Company’s involvement with these VIEs began between 1995 and 2000 at the dates of inception of the VIEs. The purpose of the VIEs is to contract the engineering, procurement, commissioning and financing of the power plants. As of and for the years ended December 31, 2006 and 2005, these VIEs have combined total assets of approximately $719 million and $783 million, respectively, and reported combined total revenues of $132 million and $136 million, respectively, and earnings before interest and taxes of $31 million and $39 million, respectively. The exposure to loss as a result of involvement with the VIEs is limited to the Company’s combined equity and financing interests.

Note 9 Inventories, net

Inventories, net, including inventories related to long-term contracts, consisted of the following:

	December 31,
	2006	2005
Commercial inventories, net:
Raw materials	$1,490	$1,182
Work in process	1,392	1,233
Finished goods	721	442
	3,603	2,857
Contract inventories, net:
Inventoried costs	637	499
Advance payments received related to contracts	(360)	(350)
	277	149
Total	$3,880	$3,006

Note 10 Financing receivables, net

Financing receivables consisted of the following:

	December 31,
	2006	2005
Loans receivable	$158	$201
Pledged financial assets	302	309
Other	95	135
Total	$555	$645

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

Note 11 Property, plant and equipment, net

Property, plant and equipment, net, consisted of the following:

	December 31,
	2006	2005
Land and buildings	$2,488	$2,284
Machinery and equipment	4,963	4,345
Construction in progress	173	132
	7,624	6,761
Accumulated depreciation	(4,813)	(4,214)
Total	$2,811	$2,547

In 2006, 2005 and 2004, depreciation expense was $407 million, $413 million and $431 million, respectively.

Note 12 Goodwill and other intangible assets

The changes in the carrying amount of goodwill for the year ended December 31, 2005 and 2006 are as follows:

Power Technologies	Automation Technologies	Power Products	Power Systems	Automation Products	Process Automation	Robotics	Non-core activities	Corporate/ Other	Total
Balance at January 1, 2005	$561	$1,795						$225	$21	$2,602
Goodwill acquired during the year		6								6
Other	(3)							(2)		(5)
Foreign currency translation	(11)	(93)						(19)	(1)	(124)
Balance at December 31, 2005	$547	$1,708						$204	$20	$2,479
Allocation based on new organizational structure effective as of January 1, 2006	(547)	(1,708)	122	425	674	933	101			—
Goodwill acquired during the year								2		2
Other				5	(3)					2
Foreign currency translation			7	4	52	14	7	14		98
Balance at December 31, 2006	$—	$—	$129	$434	$723	$947	$108	$220	$20	$2,581

At December 31, 2006 and 2005, the $220 million and $204 million goodwill, respectively, in Non-core and Other activities principally related to the Company’s remaining Oil, Gas and Petrochemicals business.

Other intangible assets consisted of the following:

	December 31, 2006			December 31, 2005
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Capitalized software for internal use	$458	$(385)	$73	$408	$(342)	$66
Capitalized software for sale	372	(253)	119	287	(166)	121
Other intangible assets	553	(436)	117	548	(388)	160
Total	$1,383	$(1,074)	$309	$1,243	$(896)	$347

For the years ended December 31, 2006 and 2005, the Company capitalized intangible assets of $77 million ($42 million, $30 million and $5 million of software for internal use, software for sale and other intangible assets, respectively) and $54 million ($7 million, $30 million and $17 million of software for internal use, software for sale and other intangible assets, respectively), respectively. Amortization expense is calculated using an estimated useful life of 4 years for capitalized software and 5 years for other intangible assets.

Amortization expense of capitalized software for internal use for 2006 and 2005, recorded in selling, general and administrative expenses, amounted to $42 million and $55 million, respectively. Amortization expense of capitalized software for sale for 2006 and 2005, recorded in cost of sales, amounted to $51 million and $52 million, respectively. Amortization expense of other intangible assets for 2006 and 2005, recorded in other income (expense), net amounted to $48 million and $51 million, respectively.

The Company recorded insignificant impairment charges to intangible assets in 2006, 2005 and 2004. These charges are included in other income (expense), net, in the Consolidated Income Statements.

Other intangible assets primarily include intangibles created through acquisitions, such as trademarks and patents.

Amortization expense of other intangible assets is estimated to be as follows:

2007	$113
2008	98
2009	33
2010	16
2011	11
Thereafter	38
Total	$309

Note 13 Investments in equity method accounted companies

The Company recorded pre-tax earnings of $95 million, $109 million and $87 million in 2006, 2005 and 2004, respectively, in other income (expense), net, representing the Company’s share of the pre-tax earnings of investees accounted for under the equity method of accounting. The principal company accounted for using the equity method of accounting is Jorf Lasfar Energy Company S.C.A. (JLEC), a power plant based in Morocco, of which the Company owns 50 percent. In February 2007, the Company entered into an agreement to sell its 50 percent stake in JLEC, as well as its 50 percent stake in a power plant in Neyveli, India. This transaction is expected to be completed during 2007.

	Investment balance		The Company’s share of the pre-tax earnings of equity-accounted investees
	2006	2005	2006	2005	2004
JLEC	$382	$364	$67	$62	$68
Other	254	254	28	47	19
Total	$636	$618	95	109	87
Less: Current income tax expense			(22)	(16)	(8)
The Company’s share of earnings of equity-accounted investees			$73	$93	$79

The following table represents selected financial information for JLEC and not the Company’s share in this equity accounted company.

	2006	2005	2004
Total current assets	$255	$264	$296
Total non-current assets	$1,054	$1,037	$1,147
Total current liabilities	$277	$241	$254
Total non-current liabilities	$403	$441	$572
Total shareholders’ equity	$629	$619	$617
Revenues	$483	$509	$462
Income before taxes	$134	$127	$133
Net income	$109	$112	$125

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

The Company has entered into other similar pledge agreements for certain other equity accounted companies. The Company has also granted lines of credit and has committed to provide guarantees for certain equity accounted companies. At December 31, 2006, the total unused lines of credit amounted to $42 million and the Company has issued $25 million of capital commitment guarantees on behalf of equity accounted companies.

The Company’s Consolidated Financial Statements include the following aggregate amounts related to transactions with equity accounted companies and other related parties:

	2006	2005
Revenues	$89	$63
Receivables	$30	$17
Other current assets	$11	$2
Financing receivables, non-current	$48	$53
Current liabilities	$3	$—
Short-term debt and non-current liabilities	$10	$2

Note 14 Debt

The Company’s total debt at December 31, 2006 and 2005 amounted to $3,282 million and $4,102 million, respectively.

Short-term debt and current maturities of long-term debt

The Company’s short-term debt and current maturities of long-term debt consisted of the following:

	December 31,
	2006	2005
Short-term debt (weighted-average interest rate of 5.7% and 6.5%)	$75	$142
Current maturities of long-term debt (weighted-average interest rate of 4.5% and 3.9%)	47	27
Total	$122	$169

Short-term debt primarily represents short-term loans from various banks.

In 2005, the Company signed a five-year, $2 billion multicurrency revolving credit facility and canceled the three-year $1 billion credit facility that was due to expire in November 2006. As a result of canceling the $1 billion facility prior to expiry, the Company recorded in 2005, a charge of $12 million in interest and other finance expense to write off unamortized costs related to this facility.

The $2 billion facility contains financial covenants in respect of minimum interest coverage and maximum net leverage. In April 2006, the Company’s credit rating reached certain levels defined in the facility and consequently the minimum interest coverage covenant is no longer required. The Company is required to meet the remaining maximum net leverage covenant on a semi-annual basis, at June and December. At December 31, 2006, the Company was in compliance with this covenant.

No amount was drawn under the facility at December 31, 2006 and 2005. The interest costs of borrowings under the facility are LIBOR, STIBOR or EURIBOR (depending on the currency of the drawings) plus a margin of 0.25 percent to 0.70 percent, depending on the Company’s corporate credit rating. The commitment fees paid on the unused portion of the facility amount to 35 percent per annum of the applicable margin, and are therefore also dependent upon the corporate credit rating of the Company. A utilization fee is payable when borrowings are greater than one-third of the facility and the level of these fees is linked to the level of the amounts outstanding.

The facility contains cross-default clauses whereby an event of default would occur if the Company were to default on indebtedness, as defined in the facility, at or above a specified threshold.

Long-term debt

The Company utilizes a variety of derivative products to modify the characteristics of its long-term debt. The Company uses interest rate swaps to effectively convert certain fixed-rate long-term debt into floating rate obligations. For certain non-U.S. dollar denominated debt, the Company utilizes cross-currency swaps to effectively convert the debt into a U.S. dollar obligation. As required by SFAS 133, debt designated as being hedged by fair value hedges is stated at its fair value.

The following table summarizes the Company’s long-term debt considering the effect of interest rate and currency swaps. Consequently, a fixed rate debt subject to a fixed-to-floating interest rate swap is included as a floating rate debt in the table below:

	December 31, 2006			December 31, 2005
	Balance	Nominal rate	Effective rate	Balance	Nominal rate	Effective rate
Floating rate	$2,188	5.8%	5.8%	$2,002	8.5%	7.0%
Fixed rate	199	2.5%	6.0%	278	3.4%	5.4%
Convertible bonds	820	3.5%	3.5%	1,680	4.1%	4.1%
	3,207			3,960
Current portion of long-term debt	(47)	4.5%	4.5%	(27)	3.9%	3.9%
Total	$3,160			$3,933

At December 31, 2006, maturities of long-term debt were as follows:

Due in 2007	$47
Due in 2008	354
Due in 2009	166
Due in 2010	833
Due in 2011	825
Thereafter	982
Total	$3,207

Bond conversion, exchange, repurchases and issuances

Bond conversion:

During 2006, the Company announced an offer to holders of its outstanding 4.625% USD Convertible Bonds, due 2007, that contained certain incentives to induce the bondholders to convert their bonds into the Company’s American Depositary Shares (ADSs). Approximately 98 percent of the holders accepted the conversion offer which resulted in the issuance of approximately 105 million shares of the Company out of contingent capital and the delivery of ADSs to the bondholders. As at least 85 percent in aggregate principal amount of bonds originally issued had been converted, the Company then exercised its right under the terms of the bonds to call the remaining outstanding 4.625% USD Convertible Bonds, due 2007, resulting in the remaining bonds being converted into approximately 2 million ADSs. This obligation was met by using treasury shares. As a result of the induced conversion and the Company’s subsequent call, a total of 107,198,176 ADSs were issued to bondholders.

In connection with the conversion offer, the Company incurred expenses, related to the write-off of unamortized debt issuance costs, inducement payments to bondholders and transaction costs, totaling approximately $55 million, which are included in interest and other finance expense in accordance with Statement of Financial Accounting Standards No. 84, Induced Conversions of Convertible Debt. Total debt decreased by approximately $932 million as a result of the conversion of the bonds, while the impact on equity (capital stock and additional paid-in capital and treasury stock) was an increase of approximately $928 million, after consideration of certain net charges in connection with the share issuance. Cash payments upon conversion of the bonds amounted to $72 million, including inducement payments to bondholders and transactions costs which are included in the $55 million recorded in interest and other finance expense, as well as other conversion-related payments.

Bond exchange:

During 2006, the Company completed an exchange offering related to the 9.5% EUR Instruments, due 2008, and 10% GBP Instruments, due 2009, into 4.625% EUR Instruments, due 2013. Bonds with a total face value of approximately 423 million euro, out of the total 500 million euro outstanding, and 180 million pounds sterling, out of the 200 million pounds sterling outstanding, were exchanged into 4.625% EUR Instruments, due 2013, with an aggregate face value of approximately 685 million euro. This exchange offering was accounted for in accordance with EITF No. 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments. Consequently, the carrying value of the bonds exchanged formed the basis for the carrying value of the new bonds, considering the terms of the exchange offering, which included upfront cash payments to bondholders. The adjusted carrying value is being accreted to par over the period to maturity. Insignificant transaction costs, paid to third parties, were expensed as incurred.

Bonds with a total face value of approximately 77 million euro, of the original 9.5% EUR Instruments, due 2008, and approximately 20 million pounds sterling of the original 10% GBP Instruments, due 2009, were not tendered as part of the exchange offering and remain outstanding at December 31, 2006.

Bond repurchase:

There were no significant bond repurchases during 2006. During 2005, the Company repurchased debt securities with a total face value of $307 million, primarily a portion of the Company’s 3.75% 500 million Swiss franc bonds, due 2009, and recognized a loss on extinguishment of debt of $19 million on the repurchases.

Bond issuance:

Concurrently, but independently of the exchange offering described above, in 2006 the Company issued bonds with a face value of approximately 15 million euro of the 4.625% EUR Instruments, due 2013, or approximately $20 million at the time of issuance.

The Company did not issue any bonds during 2005.

Details of the Company’s outstanding bonds are as follows:

	December 31, 2006		December 31, 2005
	Nominal outstanding	Carrying value(1)	Nominal outstanding	Carrying value(1)
	(in millions)		(in millions)
Public bonds:
4.625% USD Convertible Bonds, due 2007		$—	USD 968	$921
3.5% CHF Convertible Bonds, due 2010	CHF 1,000	820	CHF 1,000	759
10% GBP Instruments, due 2009	GBP 20	39	GBP 200	353
9.5% EUR Instruments, due 2008	EUR 77	103	EUR 500	614
6.5% EUR Instruments, due 2011	EUR 650	821	EUR 650	764
3.75% CHF Bonds, due 2009	CHF 108	86	CHF 108	81
4.625% EUR Instruments, due 2013	EUR 700	824		—
Private placements		191		181
Total outstanding bonds		$2,884		$3,673

(1)             USD carrying value is net of bond discounts and includes adjustments for fair value hedge accounting, where appropriate.

The 3.5% CHF Convertible Bonds, due 2010, pay interest annually in arrears at a fixed annual rate of 3.5 percent. The conversion price is subject to adjustment provisions to protect against dilution or change in control. Each 5,000 Swiss francs of principal amount of bonds is convertible into 524.65897 fully paid shares of the Company at a conversion price of 9.53 Swiss francs, representing a total of 104,931,794 shares if the bonds were fully converted. The bonds are convertible at the option of the bondholder at any time from October 21, 2003, up to and including the tenth business day prior to September 10, 2010. The Company may at any time on or after September 10, 2007, redeem the outstanding bonds at par plus accrued interest if, for a certain number of days during a specified period of time, the official closing price of the Company’s ordinary shares on the relevant exchange has been at least 150 percent of the conversion price. In addition, at any time prior to maturity, the Company can redeem the outstanding bonds at par plus accrued interest, if at least 85 percent in aggregate of the principal amount of bonds originally issued have been redeemed, converted or purchased and cancelled. The Company has the option to redeem the bonds when due in cash, ordinary shares or any combination thereof.

The 10% GBP Instruments, due 2009, and the 9.5% EUR Instruments, due 2008, contain certain clauses linking the interest paid on the bonds to the credit rating assigned to the bonds. If the rating assigned to these bonds by both Moody’s and Standard & Poor’s remains at or above Baa3 and BBB-, respectively, then the interest rate on the bonds remains at the level at issuance, that is 10 percent and 9.5 percent for the sterling and euro bonds, respectively. In October 2002, as the rating assigned by either Moody’s or Standard & Poor’s decreased below Baa3 or BBB-, respectively, the annual interest rate on the bonds increased by 1.5 percent per annum to 11.5 percent and 11 percent for the 10% GBP Instruments, due 2009, and 9.5% EUR Instruments, due 2008, respectively. As the rating assigned by both Moody’s and Standard & Poor’s returned to a level at or above Baa3 and BBB-, respectively, in May 2006, the interest rates on the remaining bonds returned to the interest level at issuance as of the interest periods beginning May 2006 and January 2007 for the 10% GBP Instruments, due 2009, and the 9.5% EUR Instruments, due 2008, respectively. In line with the Company’s policy of reducing its interest and currency exposure, a cross-currency swap has been used to modify the characteristics of the 10% GBP Instruments, due 2009, and an interest rate swap has been used to modify the 9.5% EUR Instruments, due 2008. After considering the impact of the cross-currency and interest rate swaps, the 10% GBP Instruments, due 2009, effectively became a floating rate U.S. dollar obligation, while the 9.5% EUR Instruments, due 2008, became a floating rate euro obligation. Accordingly, both the 10% GBP Instruments, due 2009, and the 9.5% EUR Instruments, due 2008, are considered as floating rate debt in the table of long-term debt above.

The 6.5% EUR Instruments, due 2011, pay interest semi-annually in arrears at a fixed annual rate of 6.5 percent. In the event of a change of control of the Company, the terms of these bonds require the Company to offer to repurchase the bonds at 101 percent of the principal amount thereof, plus any accrued interest.

The 3.75% CHF Bonds, due 2009, pay interest annually at a fixed annual rate of 3.75%.

During 2005, the Company entered into interest rate swaps to hedge its interest obligations on the 6.5% EUR Instruments, due 2011, and the 3.75% CHF bonds, due 2009. After considering the impact of these interest rate swaps, the 6.5% EUR Instruments, due 2011, effectively became a floating rate euro obligation, while the 3.75% CHF Bonds, due 2009, effectively became a floating rate Swiss franc obligation. Consequently, these bonds are considered as floating rate debt at December 31, 2006 and 2005.

The 4.625% EUR Instruments, due 2013, pay interest annually in arrears at a fixed annual rate of 4.625%. The Company has the option to redeem the bonds early at any time from June 6, 2010, in accordance with the terms of the bonds. In the event of a change of control, a bondholder can require the Company to repurchase or redeem the bonds, in accordance with the terms of the bonds. The Company has entered into interest rate swaps to hedge its interest obligations on the 4.625% EUR Instruments, due 2013. As a result of these swaps, the 4.625% EUR Instruments, due 2013, effectively became a floating rate euro obligation and are consequently considered as floating rate debt at December 31, 2006.

Substantially all of the Company’s publicly traded bonds contain cross-default clauses which would allow the bondholders to demand repayment if the Company were to default on any borrowing at or above a specified threshold. Furthermore, all such bonds constitute unsecured and unsubordinated obligations of the Company and rank pari passu with other debt obligations.

In addition to the bonds described above, included in long-term debt at December 31, 2006 and 2005, are lease obligations, bank borrowings of subsidiaries, and other long-term debt, none of which is individually significant.

Note 15 Provisions and other

Provisions and other consisted of the following:

	December 31,
	2006	2005
Contract related reserves	$626	$646
Provisions for warranties and contract penalties (see Note 17)	1,109	775
Derivatives (see Note 6)	146	138
Employee benefit costs (see Note 20)	74	78
Taxes payable	377	369
Other	671	629
Total	$3,003	$2,635

Note 16 Leases

Lease obligations

The Company’s lease obligations primarily relate to real estate and office equipment. In the normal course of business, management expects most leases to be renewed or replaced by other leases. Rent expense was $380 million, $359 million and $371 million in 2006, 2005 and 2004, respectively. Sublease income received on leased assets by the Company was $41 million, $39 million and $33 million in 2006, 2005 and 2004, respectively.

At December 31, 2006, future net minimum lease payments for operating leases having initial or remaining non-cancelable lease terms in excess of one year consisted of the following:

2007	$349
2008	304
2009	256
2010	233
2011	206
Thereafter	565
1,913
Sublease income	(145)
Total	$1,768

Note 17 Commitments and contingencies

Contingencies—general

The Company is subject to various legal proceedings and other claims, including environmental matters that have arisen in the ordinary course of business that have not yet been resolved. It is not possible at this time for the Company to predict with any certainty the outcome of such litigation and claims.

Asbestos Obligations

History

The Company’s Combustion Engineering, Inc. subsidiary (“CE”) had been a co-defendant in a large number of lawsuits claiming damage for personal injury resulting from exposure to asbestos. A smaller number of claims had also been brought against the Company’s ABB Lummus Global Inc. subsidiary (“Lummus”) as well as against other entities of the Company. In late 2002, taking into consideration the growing number and cost of asbestos-related claims, CE and the Company determined that CE’s asbestos-related liability should be resolved by a comprehensive settlement of all pending and future asbestos-related personal injury claims. That settlement involved (i) a prepackaged plan of reorganization for CE under Chapter 11 of the U.S. Bankruptcy Code preceded by (ii) a Master Settlement Agreement and the establishment of a separate trust funded by CE (the “CE Settlement Trust”) to resolve the asbestos related personal injury claims of certain settling claimants who had lodged their claims before November 14, 2002 and provide partial payment of those claims.

In January 2003, CE reached agreement with various creditors including representatives of the asbestos claimants who participated in the Master Settlement Agreement and a representative for future asbestos claimants on the terms of a proposed “Pre-Packaged Plan of Reorganization for CE”, as amended through June 4, 2003 (the “Initial CE Plan”). The Initial CE Plan provided for the issuance of a “channeling injunction” under which asbestos related personal injury claims related to the operations of CE, Lummus and Basic Incorporated (“Basic”), another subsidiary of the Company, could only be brought against a future trust (separate from the CE Settlement Trust) to be established and funded by CE, ABB Ltd and other entities of the Company (the “CE Asbestos PI Trust”) This channeling injunction was intended to free CE, ABB Ltd and its affiliates as well as certain other entities, including ALSTOM and ALSTOM POWER NV, from further liability for such claims.

The Initial CE Plan was filed with the U.S. Bankruptcy Court (the “Bankruptcy Court”) on February 17, 2003 and confirmed by the U.S. District Court (the “District Court”) on August 8, 2003. However, on December 2, 2004, the Court of Appeals for the Third Circuit effectively reversed the District Court’s confirmation order.

In March 2005, following extensive discussions with certain representatives of various parties, including the Creditors Committee and Future Claimants Representative appointed in the CE case and Certain Cancer Claimants who had opposed the Initial CE Plan, the parties reached an agreement in principle (the “Agreement in Principle”) for (i) modifying the Initial CE Plan with a view to bringing it into conformity with the Court of Appeals’ decision, and (ii) providing a mechanism for resolving all pending and future asbestos-related personal injury claims against Lummus by the filing of a separate Chapter 11 case and a prepackaged plan of reorganization for Lummus (the “Lummus Plan”).

Following the Agreement in Principle, the parties negotiated the terms and provisions of the Lummus Plan and the modifications to the Initial CE Plan. In August 2005, an amended version of the Initial CE Plan (the “Modified CE Plan”) was filed with the Bankruptcy Court. On December 19, 2005, the Bankruptcy Court entered an Order confirming the Modified CE Plan, and recommending that the District Court affirm the Bankruptcy Court’s Order. On April 1, 2006, the District Court’s order affirming confirmation of the Modified CE Plan became final and the Modified CE Plan became effective on April 21, 2006 (the “Modified CE Plan Effective Date”).

The Lummus Plan was filed with the Bankruptcy Court in Delaware on April 21, 2006. On June 29, 2006, the Bankruptcy Court issued its order confirming the Lummus Plan and recommending that the District Court affirm the Bankruptcy Court’s Order. On August 30, 2006, the District Court’s order affirming confirmation of the Lummus Plan became final and the Lummus Plan became effective on August 31, 2006 (the “Lummus Plan Effective Date”).

The Modified CE Plan and Lummus Plan do not address Basic. Basic’s asbestos-related liabilities will have to be resolved through its own bankruptcy or U.S. state court liquidation proceeding, or through the tort system.

Other entities of the Company have sometimes been named as defendants in asbestos-related claims. At December 31, 2006 and 2005, there were approximately 12,100 and 16,400, respectively, asbestos-related claims pending against entities of the Company other than CE and Lummus. These claims, which include approximately 4,300 claims against Basic, are unrelated to CE and Lummus and will not be resolved under the Modified CE Plan or the Lummus Plan. ABB entities that are subject to such claims will continue to resolve them in the tort system, or otherwise. The Company generally seeks dismissals from claims where there is no apparent linkage between the plaintiffs and any entity of the Company. To date, resolving claims against the Company’s entities other than CE and Lummus has not had a material impact on the Company’s consolidated financial position, results of operations or cash flows.

The Modified CE Plan

Pursuant to the Modified CE Plan a channeling injunction (the “CE Channeling Injunction”) was issued and became effective as of April 21, 2006 pursuant to Section 524(g) of the Bankruptcy Code under which all present and future asbestos-related personal injury claims filed against ABB Ltd and its affiliates and certain other entities that relate to the operations of CE are channeled to the CE Asbestos PI Trust.

On the Modified CE Plan Effective Date, ABB Inc. indemnified CE against up to $5 million of liability on account of certain contingent claims held by certain CE insurers. Further, on the Modified CE Plan Effective Date, the Company indemnified CE, for nuclear and environmental liabilities in respect to sites where CE may have such liabilities and specifically, CE’s Windsor, Connecticut, site.

The CE Settlement Trust and the CE Asbestos PI Trust were separately funded as follows:

The CE Settlement Trust

•       Cash, note payable and assignment of payments on a note receivable including unpaid interest totaling $417 million from CE; and

•       A cash payment of $30 million from ABB Inc.

All of the payments were completed by mid 2005.

The CE Asbestos PI Trust

The Modified CE Plan provided that on the Modified CE Plan Effective Date, the CE Asbestos PI Trust would be funded with the following:

•       A $20 million 5 percent term note (the “CE Convertible Note”) with a maximum term of ten years from the Modified CE Plan Effective Date, was issued by CE and secured by its Windsor, Connecticut, real estate and real estate leases (under certain specified contingencies, the CE Asbestos PI Trust would have the right to convert the term note into ownership of 80 percent of the voting securities of the reorganized CE). On October 26, 2006, CE prepaid the outstanding principal balance of the CE Convertible Note, together with all accrued but unpaid interest thereon, in full to the CE Asbestos PI Trust. Such payment extinguished the CE Asbestos PI Trust’s lien and security interests and terminated its right to convert the CE Convertible Note into voting securities of CE;

•       Excess cash held by CE on the Modified CE Plan Effective Date;

•       An assignment of proceeds from certain insurance policies (including $32 million of cash proceeds collected from certain insurance companies since February 17, 2003);

•       30,298,913 shares of ABB Ltd, which when delivered on the Modified CE Plan Effective Date, had a market value of $407 million;

•       A non-interest bearing promissory note issued by ABB Inc. and ABB Ltd (the “ABB Note”) and guaranteed by certain ABB Ltd subsidiaries, in an aggregate amount of up to $350 million payable in installments of $50 million in 2006, $100 million in 2007, $100 million in 2008, two payments of $25 million each that are contingent as to the timing of payment to be paid as early as June 2007, but no later than the end of 2012 and two additional contingent payments of $25 million each payable in 2010 and 2011 if, and only if, ABB Ltd attains an earnings before interest and taxes margin of 9% for 2009 (or 14% in 2010) and 9.5% for 2010. Payments under the ABB Note are guaranteed by ABB Asea Brown Boveri Ltd, ABB Turbo Systems Holding Ltd, ABB Holdings Inc. and ABB Participation AB; and

•       An agreement providing for a cash contribution of $204 million on April 21, 2008, subject to earlier payment from the proceeds of any sales of Lummus shares or assets prior to April 21, 2008 (the “Contribution Agreement”). Until the Company’s obligations under the Contribution Agreement are satisfied, pre-Chapter 11 debt obligations between Lummus and other ABB entities are subordinated to the obligations under the Contribution Agreement, and payments from Lummus to other ABB entities are restricted.

If ABB entities are found by the Bankruptcy Court to have defaulted in their payment obligations under the ABB Note or the Contribution Agreement, the CE Asbestos PI Trust may petition the Bankruptcy Court to terminate the CE Channeling Injunction and the protections afforded to the Company and other ABB entities as well as certain other entities, including ALSTOM and ALSTOM POWER NV by that injunction.

The Lummus Plan

The negotiations that led to the Lummus Plan were conducted with representatives of asbestos claimants with pending claims against Lummus and an individual appointed by Lummus to represent the interests of its future asbestos claimants (the “Lummus FCR”). These negotiations were held in parallel with the negotiations on the Modified CE Plan over approximately five months.

Under the terms of the Lummus Plan:

•       Lummus executed an interest bearing note (6%) in the principal amount of $33 million (the “Lummus Note”) payable in annual installments over 11 years to a trust created under the Lummus Plan (the “Lummus Asbestos PI Trust”). The Lummus Note is secured by a pledge of 51 percent of the capital stock of Lummus. Payments under the Lummus Note are guaranteed by ABB Ltd and ABB Holdings Inc. Until Lummus’ obligations under the Lummus Note are satisfied, pre-Chapter 11 debt obligations between Lummus and other ABB entities are subordinated to the obligations under the ABB Note, and payments from Lummus to other ABB entities are restricted. In addition, in the event of a sale of Lummus, a prepayment of the obligation would be triggered;

•       The Lummus Asbestos PI Trust will also be entitled to be paid the first $7.5 million in aggregate recoveries from Lummus insurers with the first $5 million guaranteed. On the Lummus Plan Effective Date, $5 million, comprised of $1.6 million of insurer funding and $3.4 million of Lummus funding, was paid to the Lummus Asbestos PI Trust; and

•       A channeling injunction pursuant to sections 524(g) of the Bankruptcy Code (the “Lummus Channeling Injunction”) was issued pursuant to which all asbestos related claims against Lummus and other ABB entities relating to the operations of Lummus are channeled to the Lummus Asbestos PI Trust.

If ABB entities or Lummus are found by the Bankruptcy Court to have defaulted in their payment obligations under the Lummus Note, the Lummus Asbestos PI Trust may petition the Bankruptcy Court to terminate the Lummus Channeling Injunction and the protections afforded to the Company, Lummus and other ABB entities by that injunction.

Effect on the Company’s Consolidated Financial Statements

The amounts in the below table are reflected in loss from discontinued operations, net of tax.

	Year ended December 31,
	2006	2005	2004
Expense, net of tax:
Mark-to-market adjustment on 30,298,913 ABB Ltd Shares	$114	$123	$17
Cost related to modification of Initial CE Plan	—	—	232
Discount on non-interest bearing liabilities under Modified CE Plan on the Modified CE Plan Effective Date	(45)	—	—
Other	1	10	13
	$70	$133	$262

	Year ended December 31,
	2006	2005	2004
Cash payments to:
CE Settlement Trust	$—	$3	$49
CE Asbestos PI Trust	70	—	—
Lummus Asbestos PI Trust	9	—	—
Fees and other costs	20	25	7
	$99	$28	$56

	Year ended December 31,
	2006	2005	2004
Asbestos Obligations:
Current—
Modified CE Plan (Face Value $150 million at December 31, 2006)	$146	$1,080	$985
Lummus Plan	2	43	33
Other	6	5	5
	$154	$1,128	$1,023
Non-Current—
Modified CE Plan (Face Value $304 million at December 31, 2006)	$282	$—	$—
Lummus Plan	25	—	—
	$307	$—	$—

Prior to 2006, asbestos obligations were recorded based on the expected implementation of the Initial CE Plan or the Modified CE Plan and the Lummus Plan and classified as current liabilities in Provisions and Other. During 2006, confirmation of the Modified CE Plan and the Lummus Plan became final and those Plans became effective. Asbestos liabilities at December 31, 2006 reflect the terms of the effective plans and are classified as current or non-current obligations based on the scheduled payment dates. Non-interest bearing liabilities under the Modified CE Plan were discounted on the Modified CE Plan Effective Date at the Company’s incremental borrowing rate.

Asbestos obligations not covered by the Modified CE Plan or Lummus Plan have been estimated based on historical claims statistics, related settlement costs and a projection of such claims activity over the next several years.

Contingencies—Environmental

The Company is a participant in several legal and regulatory actions, which result from various United States and other environmental protection legislation, as well as agreements with third parties. While the Company cannot estimate the impact of future legislation, provisions are recorded when it is probable that losses will result from these actions and the amounts of losses can be reasonably estimated. Estimated losses for environmental remediation obligations are not discounted to their present value because timing of payments cannot be reasonably estimated. In respect to these matters, the Company may be able to recover a portion of the costs from insurers or other third parties. Receivables are recorded when it is probable that recoveries will be collected. Management is of the opinion, based upon information presently available and on advice of external counsel and other advisers, that any such liability would not have a material adverse effect on the Company’s Consolidated Financial Statements.

Contingencies related to former Nuclear Technology business

The Company retained liabilities for certain specific environmental remediation costs at two sites in the United States that were operated by its former subsidiary, ABB CE-Nuclear Power Inc., which the Company sold to British Nuclear Fuels PLC (BNFL) in 2000. Pursuant to the sale agreement with BNFL, the Company has retained the environmental liabilities associated with its Combustion Engineering subsidiary’s Windsor, Connecticut, facility and agreed to reimburse BNFL for a share of the costs that BNFL incurs for environmental liabilities associated with its former Hematite, Missouri, facility. The primary environmental liabilities associated with these sites relate to the costs of remediating radiological and chemical contamination. Such costs are not incurred until a facility is taken out of use and generally are incurred over a number of years. Although it is difficult to predict with accuracy the amount of time it may take to remediate radiological and chemical contamination at the Hematite site, based on information that BNFL has made available, the Company believes that it may take until 2013 to remediate the

Hematite site. With respect to the Windsor site, the Company believes the remediation may take until 2012.

At the Windsor site, a significant portion of the contamination is related to activities that were formerly conducted by or for the U.S. government. The Company believes that a significant portion of the remediation costs will be covered by the U.S. government’s Formerly Utilized Sites Remedial Action Program.

Under the terms of the sale agreement, BNFL is responsible to have the remediation of the Hematite site performed in a cost efficient manner and pursue recovery of remediation costs from other potentially responsible parties as conditions for obtaining cost sharing contributions from the Company. Westinghouse Electric Company LLC (“Westinghouse”), BNFL’s former subsidiary, now oversees remediation activities at the Hematite site. Westinghouse was acquired during 2006 by a consortium lead by Toshiba Corporation, Japan. Westinghouse brought legal action against former owner/operators of the Hematite site and the U.S. Government under Comprehensive Environmental Response Compensation and Liability Act (CERCLA) to recover past and future remediation costs. The defendants contested Westinghouse’s claims. During 2006, an arbitration ruling related to indemnification of former owner/operators contained in the Combustion Engineering purchase agreement for the site was unfavorable to Westinghouse’s claims. Separately, based on the publicly available Remedial Investigation Report and Decommissioning Plan prepared by Westinghouse and other site related data the Company was able to re-estimate its share of the expected total remediation costs for the Hematite site. The unfavorable outcome of the arbitration was largely offset by a lower site remediation cost estimate. Thus, in 2006, the Company made no adjustment to the reserve for its share of the Hematite site remediation cost.

The Company established a reserve of $300 million in loss from discontinued operations in 2000 for its estimated share of the remediation costs for these sites. As of December 31, 2006 and 2005, the Company has recorded in other non-current liabilities reserves of $251 million and $255 million, net of payments from inception of $47 million and $43 million, respectively, and a reversal of $2 million to loss from discontinued operations in 2005 reflecting realized cost savings. The reserve balance at December 31, 2006 represents the Company’s best estimate of its remaining remediation costs for these facilities. Expenditures charged to the remediation reserve were $4 million, $9 million and $10 million during 2006, 2005 and 2004, respectively. The Company has estimated expenditures to be approximately $3 million during 2007.

Contingencies related to other present and former facilities in the United States

The Company is involved in the remediation of environmental contamination at present or former facilities, primarily in the United States. The clean up of the United States sites involves primarily soil and groundwater contamination. As of December 31, 2006 and 2005, the Company has recorded in other current liabilities and other non-current liabilities reserves totaling $22 million and $17 million, respectively. Charges to earnings, including $6 million in loss from discontinued operations in 2006, were $9 million, $4 million and $3 million for the years ended December 31, 2006, 2005 and 2004, respectively. Expenditures for the years ended December 31, 2006, 2005 and 2004 were $4 million, $2 million and $4 million, respectively. Expenditures during 2007 on these projects are estimated to be approximately $4 million.

Contingencies—Regulatory and Compliance

Disclosures of suspect payments to the United States Securities and Exchange Commission (SEC) and the United States Department of Justice (DoJ)

In April 2005, the Company voluntarily disclosed to the DoJ and the SEC certain suspect payments in its network management unit in the United States. Subsequently, the Company made additional voluntary disclosures to the DoJ and the SEC regarding suspect payments made by Company subsidiaries in a number of countries, including a country in the Middle East. These payments were discovered by the Company as a result of the Company’s internal compliance reviews. The payments may be in violation of the Foreign Corrupt Practices Act (FCPA) or other applicable laws. The consequences for the Company could include penalties, other costs and business-related impacts. The Company is cooperating on these issues with the relevant authorities, and is continuing its internal investigations and compliance reviews.

Earnings overstatement in an Italian subsidiary

In September 2004, the Company restated its financial statements for all prior periods as a result of earnings overstatements by a business unit of the Company’s Power Products division (part of the former Power Technologies division) in Italy. The restatement followed an internal investigation by the Company which showed that the business unit had overstated earnings before interest and taxes and net income, as well as that certain employees had participated in arranging improper payments to an employee of an Italian power generation company in order to obtain a contract. The Company has reported this matter to the Italian authorities, who have initiated formal criminal proceedings, as well as to the SEC. The Company cannot be certain as to the outcome of the criminal proceedings or as to the position of the SEC.

Gas Insulated Switchgear business

In May 2004, the Company announced that it had undertaken an internal investigation which uncovered that certain of its employees together with employees of other companies active in the gas insulated switchgear business were involved in anti-competitive practices. The Company has reported such practices upon identification to the appropriate authorities including the European Commission. The European Commission announced its decision on January 24, 2007, and granted ABB full immunity from fines under the European Commission’s leniency program. The Company continues to cooperate with other anti-competition authorities in several locations globally which are investigating anti-competitive practices related to gas insulated switchgear.

Power Transformers investigation in Germany

In February 2007, the European Commission conducted dawn raids at the premises of an ABB unit in Bad Honnef, Germany as part of its investigation into suspected anti-competitive practices of certain manufacturers of power transformers. Management is cooperating fully with the authorities in their investigation. The Company cannot however estimate the amount of any potential fine that could result from this investigation at this early stage.

Vetco Gray (a part of the former Upstream Oil, Gas and Petrochemicals business)

ABB Vetco Gray Inc. and ABB Vetco Gray UK Ltd., two of the Company’s former subsidiaries that were sold in 2004 as part of the Upstream business, pleaded guilty in July 2004 to violation of the FCPA and paid an aggregate fine to the DoJ totaling $10.5 million. In addition, in July 2004, in a related action the Company agreed with the SEC to resolve civil charges relating to violations of the FCPA, including the payment of $5.9 million to disgorge allegedly unlawful profits earned by the two subsidiaries and to retain an independent consultant to review the Company’s FCPA compliance policies and procedures.

Guarantees—general

The following table provides quantitative data regarding the Company’s third-party guarantees. The maximum potential payments represent a “worst-case scenario,” and do not reflect management’s expected results.

The carrying amounts of liabilities recorded in the Consolidated Balance Sheets reflect management’s best estimate of future payments it may incur as part of fulfilling its guarantee obligations.

	December 31,
	2006		2005
	Maximum potential payments	Carrying amount of liabilities	Maximum potential payments	Carrying amount of liabilities
Third-party performance guarantees	$1,119	$1	$1,197	$1
Financial guarantees	139	—	209	—
Indemnification guarantees	80	—	150	13
Total	$1,338	$1	$1,556	$14

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

The Company retained obligations for guarantees related to the Power Generation business contributed in mid-1999 to the former ABB ALSTOM POWER NV joint venture. The guarantees primarily consist of performance guarantees, advance payment guarantees and other miscellaneous guarantees under certain contracts such as indemnification for personal injuries and property damages, taxes, and compliance with labor laws, environmental laws and patents. The guarantees are related to projects which are expected to be completed by 2015 but in some cases have no definite expiration. In May 2000, the Company sold its interest in the ABB ALSTOM POWER NV joint venture to ALSTOM SA (ALSTOM). As a result, ALSTOM and its subsidiaries have primary responsibility for performing the obligations that are the subject of the guarantees. Further, ALSTOM, the parent company, and ALSTOM POWER NV, formerly ABB ALSTOM POWER NV, have undertaken jointly and severally to fully indemnify and hold harmless the Company against any claims arising under such guarantees. Management’s best estimate of the total maximum potential exposure of quantifiable guarantees issued by the Company on behalf of its former Power Generation business is approximately $744 million and $756 million at December 31, 2006 and 2005, respectively. The Company has not experienced any losses related to guarantees issued on behalf of the former Power Generation business.

The Company retained obligations for guarantees related to the Upstream business sold in 2004. The guarantees primarily consist of third-party performance guarantees, advance payment guarantees and other miscellaneous guarantees. The guarantees have original maturity dates ranging from one to five years. The maximum amount payable under the guarantees is approximately $375 million and $440 million at December 31, 2006 and 2005, respectively. The Company has the ability to recover potential payments under these guarantees through certain backstop guarantees. The maximum potential recovery under these backstop guarantees is approximately $21 million and $108 million at December 31, 2006 and 2005, respectively.

Guarantees—financial

Financial guarantees represent irrevocable assurances that the Company will make payment to a beneficiary in the event that a third party fails to fulfill its financial obligations and the beneficiary under the guarantee incurs a loss due to that failure.

At December 31, 2006 and 2005, the Company had $139 million and $209 million, respectively, of financial guarantees outstanding. Of those amounts, $80 million and $95 million, respectively, were issued on behalf of companies in which the Company currently has or formerly had an equity interest. The guarantees have original maturity dates ranging from one to thirteen years.

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

The Company delivered to the purchasers of the Upstream business and Reinsurance business guarantees related to assets and liabilities divested in 2004. The maximum liability at December 31, 2006 and 2005, of approximately $80 million and $150 million, respectively, relating to the Upstream and Reinsurance businesses will reduce over time, pursuant to the respective sales agreements.

Product and order related contingencies

The Company calculates its provision for product warranties based on historical claims experience and specific review of certain contracts. The provision for warranties and contract penalties in Note 15 includes penalties resulting from delays in contract fulfillment, which is not included in the amounts below.

Reconciliation of the provision for warranties, including guarantees of product performance is as follows:

	December 31,
	2006	2005
Balance at the beginning of year	$730	$677
Claims paid in cash or in kind	(164)	(119)
Net increase to provision for changes in estimates, warranties issued and warranties expired	388	237
Exchange rate differences	76	(65)
Balance at the end of year	$1,030	$730

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

The Company maintains banking relationships with Skandinaviska Enskilda Banken AB (publ) (SEB) and Dresdner Bank AG. Specifically, SEB and Dresdner Bank AG, have a commitment to ABB of $120 million and $105 million, respectively at December 31, 2006 and $120 million each at December 31, 2005, under the Company’s $2 billion multicurrency revolving credit facility of which no amounts were drawn at December 31, 2006. In addition, SEB is an arranger and dealer of the Company’s 5 billion Swedish krona commercial paper program, initiated in November 2005. Jacob Wallenberg, a member of the Company’s Board of Directors, is the vice-chairman of SEB. Dr. Bernd W. Voss, a member of the Company’s Board of Directors, is a member of the supervisory board of Dresdner Bank AG. In addition, during 2005, the Company sold its Finnish Lease portfolio business to SEB (see Note 3).

The Company also conducts business with other companies where members of the Company’s Board of Directors act as directors or board members. After comparing the revenues (or expected revenues in the case of orders) generated from the Company’s business with other companies, including the businesses described above, to the total annual revenues of those companies, the Company’s Board of Directors has determined that the Company’s business relationships with those companies do not constitute material business relationships and that all members of the Company’s Board of Directors, with the exception of Jürgen Dormann as Chairman are considered to be independent directors. This determination was made in accordance with the Swiss Code of Best Practice and the independence criteria set forth in the corporate governance rules of the New York Stock Exchange.

Note 18 Taxes

Provision for taxes consists of the following:

	Year ended December 31,
	2006	2005	2004
Current taxes on income	$584	$445	$333
Deferred taxes	113	45	5
Tax expense from continuing operations	697	490	338
Tax (benefit) expense from discontinued operations	(18)	(17)	14

The weighted-average tax rate is the tax rate that results from applying each subsidiary’s statutory income tax rate to the income from continuing operations before taxes and minority interest. The Company operates in countries that have differing tax laws and rates. Consequently, the consolidated weighted-average effective rate will vary from year to year according to the source of earnings or losses by country and the change in applicable tax rates.

	Year ended December 31,
	2006	2005	2004
Reconciliation of taxes:
Income from continuing operations before taxes and minority interest and cumulative effect of accounting change	$2,433	$1,532	$882
Weighted-average tax rate	29.6%	34.1%	37.5%
Taxes at weighted-average tax rate	721	522	331
Items taxed at rates other than the weighted-average tax rate	(55)	(39)	(36)
Changes in valuation allowance	(54)	(22)	116
Changes in tax laws and enacted tax rates	(3)	(22)	3
Other, net	88	51	(76)
Tax expense from continuing operations	$697	$490	$338
Effective tax rate for the year	28.6%	32.0%	38.3%

The reconciliation of taxes for 2006, 2005 and 2004 included changes in the valuation allowance recorded in certain jurisdictions in respect of deferred tax assets that were recognized for net operating losses incurred in those jurisdictions. The change in valuation allowance was required as the Company determined it was more likely than not that such deferred tax assets would be realized. In 2006, the change in valuation allowance was primarily related to the Company’s operations in certain countries including Brazil, Italy and the United States. In 2005, the change in valuation allowance was predominately related to the Company’s operations in certain countries including the United States. In 2004, the change in valuation allowance was predominately related to the Company’s operations in certain countries including Canada and France.

In 2006, the reconciling item “Other, net” included an expense of approximately $70 million relating to a net increase in tax accruals. The Company’s policy for such accruals is outlined in Note 2. Further, “Other, net” includes an expense of approximately $35 million relating to items that are deducted for accounting purposes, but are not included in the computation of taxable income such as interest expense, state and local taxes on productive activities, disallowed meals and entertainment expenses and other similar items.

In 2005, the reconciling item “Other, net” included an expense of approximately $60 million relating to items that are deducted for accounting purposes, but are not included in the computation of taxable income such as interest expense, state and local taxes on productive activities, disallowed meals and entertainment expenses and other similar items.

In 2004, the reconciling item “Other, net” included a benefit of approximately $39 million relating to the favorable resolution of certain prior year tax matters. Furthermore, 2004 included the one-time benefit of approximately $45 million from the losses of a post divestment reorganization.

Deferred income tax assets and liabilities consist of the following:

	December 31,
	2006	2005
Deferred tax liabilities:
Property, plant and equipment	$(218)	$(164)
Pension and other accrued liabilities	(598)	(570)
Inventories	(87)	(59)
Other	(93)	(81)
Total deferred tax liability	(996)	(874)
Deferred tax assets:
Investments and other	11	28
Property, plant and equipment	85	53
Pension and other accrued liabilities	990	1,057
Unused tax losses and credits	1,758	1,570
Inventories	124	116
Other	152	225
Total deferred tax asset	3,120	3,049
Valuation allowance	(2,020)	(1,948)
Deferred tax asset, net of valuation allowance	1,100	1,101
Net deferred tax asset	$104	$227

Certain entities have deferred tax assets related to net operating loss carry-forwards and other items. Because recognition of these assets does not meet the more likely than not standard as outlined in the applicable accounting interpretation literature, valuation allowances of $2,020 and $1,948 million have been established at December 31, 2006 and 2005, respectively.

At December 31, 2006, net operating loss carry-forwards of $4,740 million and tax credits of $97 million are available to reduce future taxes of certain subsidiaries, of which $2,622 million loss carry-forwards and $93 million tax credits expire in varying amounts through 2026 and the remainder does not expire. These carry-forwards are predominantly related to the Company’s U.S. and German operations.

At December 31, 2006, the reconciling item “Unused tax losses and credits” included the one-time tax benefit of approximately $100 million from the losses of a post acquisition reorganization. The Company determined it was more likely than not that such deferred tax assets would not be realized. The Company has therefore established a full valuation allowance. To the extent the valuation allowance is subsequently reversed, the offsetting credit is recognized first as a reduction of goodwill. Furthermore, the “Unused tax losses and credits” were increased due to the settlement of the asbestos obligation in the United States.

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

Note 19 Other liabilities

Other liabilities consisted of the following:

	December 31,
	2006	2005
Nuclear technology environmental provisions (see Note 17)	$251	$255
Non-current deposit liabilities (see Note 10)	302	309
Deferred income	118	120
Non-current derivative liabilities (see Note 6)	113	63
Management incentive plan provisions	58	22
Other liabilities non-current	314	207
Total	$1,156	$976

Note 20 Employee benefits

Adoption of SFAS 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R).

On December 31, 2006, the Company adopted the recognition, disclosure and measurement provisions of SFAS 158. SFAS 158 requires the Company to recognize the funded status (the difference between the fair value of plan assets and the projected benefit obligations) of its pension plans and other postretirement benefits in the December 31, 2006, Consolidated Balance Sheet, with a corresponding adjustment to accumulated other comprehensive loss, net of tax. The adjustment to accumulated other comprehensive loss at adoption represents the net unrecognized actuarial losses, unrecognized prior service costs, and unrecognized transition obligation remaining from the initial adoption of Statement of Financial Accounting Standards No. 87, Employers’ Accounting for Pensions (SFAS 87), all of which were previously netted against the plans’ funded status in the Company’s Consolidated Balance Sheet pursuant to the provisions of SFAS 87. These amounts will be subsequently recognized as net periodic pension cost pursuant to the Company’s accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic pension cost in the same periods will be recognized as a component of other comprehensive loss. Those amounts will be subsequently recognized as a component of net periodic pension cost on the same basis as the amounts recognized in accumulated other comprehensive loss at adoption of SFAS 158.

The adoption of SFAS 158 had no effect on the Company’s Consolidated Income Statement for the year ended December 31, 2006, or for any prior period presented, and it will not affect the Company’s operating results in future periods. Had the Company not been required to adopt SFAS 158 in 2006, it would have recognized a reduction in the accumulated other comprehensive loss pursuant to the provisions of SFAS 87 of approximately $11 million, net of tax. The incremental effects of adopting the provisions of Statement 158 on the Company’s Consolidated Balance Sheet at December 31, 2006 are presented in the following table.

	December 31, 2006
	Before application of SFAS 158	Impact of adoption	After application of SFAS 158
Intangible assets	$(34)	$34	$—
Prepaid pension assets	(537)	163	(374)
Accrued pension liability current	—	36	36
Accrued pension liability non-current	561	195	756
Accrued pension liability held for sale	114	4	118
Deferred income taxes	86	6	92
Accumulated other comprehensive loss (after tax)	$(203)	$(426)	$(629)

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

Obligations and funded status

The following tables set forth the change in benefit obligations, the change in plan assets and the funded status recognized in the Consolidated Financial Statements at December 31, 2006 and 2005, for the Company’s benefit plans:

	Pension benefits		Other benefits
	2006	2005	2006	2005
Benefit obligation at the beginning of year	$7,906	$8,601	$270	$369
Service cost	189	188	2	3
Interest cost	344	359	14	18
Contributions from plan participants	38	39	—	10
Benefit payments	(476)	(507)	(22)	(37)
Benefit obligations of businesses disposed	(50)	(20)	—	—
Actuarial (gain) loss	(67)	323	(21)	11
Plan amendments and other	52	—	2	(104)
Exchange rate differences	715	(1,077)	—	—
Benefit obligation at the end of year	8,651	7,906	245	270
Fair value of plan assets at the beginning of year	7,172	7,262	—	—
Actual return on plan assets	483	758	—	—
Contributions from employer	659	554	22	27
Contributions from plan participants	38	39	—	10
Benefit payments	(476)	(507)	(22)	(37)
Plan assets of businesses disposed	(52)	(1)	—	—
Plan amendments and other	(4)	—	—	—
Exchange rate differences	658	(933)	—	—
Fair value of plan assets at the end of year	8,478	7,172	—	—
Unfunded amount	$173	$734	$245	$270
Unrecognized transition liability		$—		$(8)
Unrecognized actuarial loss		(798)		(144)
Unrecognized prior service cost		(13)		113
Net amount recognized		$(77)		$231

The pre-tax amounts recognized in accumulated other comprehensive loss related to continuing operations in 2006 consisted of:

	Pension benefits 2006	Other benefits 2006
Transition liability	$—	$(7)
Net actuarial loss	(637)	(114)
Prior service cost	(41)	100
Amounts recognized in accumulated other comprehensive loss	$(678)	$(21)

The amount of pension liability at December 31, 2006 recognized in other accumulated comprehensive loss, net of tax, is $629 million of which $22 million relates to discontinued operations.

The following amounts related to continuing operations have been recognized in the Company’s Consolidated Balance Sheet at December 31, 2006:

	Pension benefits 2006	Other benefits 2006
Overfunded plans	$(374)	$—
Accrued pension cost current	16	20
Accrued pension cost non-current	531	225
Unfunded amount	$173	$245

The following amounts related to continuing operations have been recognized in the Company’s Consolidated Balance Sheet at December 31, 2005:

	Pension benefits 2005	Other benefits 2005
Prepaid pension cost	$(605)	$—
Accrued pension cost	814	231
Intangible assets	(2)	—
Accumulated other comprehensive loss	(284)	—
Net amount recognized	$(77)	$231

The amount of pension liability at December 31, 2005 recognized in other accumulated comprehensive loss, net of tax, was $214 million of which $21 million relates to discontinued operations.

The current portion of the accrued pension cost, determined on a plan-by-plan basis, is the amount by which the actuarial present value of benefits included in the benefit obligation payable in the next 12 months, exceeds the fair value of the plan assets.

The $375 million of prepaid pension and other employee benefits liability in the Consolidated Balance Sheet at December 31, 2006, included $1 million other employee related benefit assets not accounted for under SFAS 87.

The $885 million and $1,130 million of non-current pension and other employee benefits liability in the Consolidated Balance Sheet at December 31, 2006 and 2005, included approximately $129 million and $85 million of long-term employee-related obligations not accounted for under SFAS 87 and SFAS 106, respectively.

Additionally, employee benefit costs (see Note 15), contained an accrual of $38 million and $78 million at December 31, 2006 and 2005, respectively, for short-term employee benefits that do not meet the criteria of SFAS 87.

The funded status, calculated by the projected benefit obligation (PBO) and fair value of plan assets, for pension plans with a PBO in excess of fair value of plan assets or fair value of plan assets in excess of PBO, respectively, was:

	December 31,
	2006			2005
	PBO	Assets	Difference	PBO	Assets	Difference
Underfunded plans	$4,344	$3,797	$547	$5,056	$4,116	$940
Overfunded plans	4,307	4,681	(374)	2,850	3,056	(206)
Total	$8,651	$8,478	$173	$7,906	$7,172	$734

The current portion of the underfunded plans was $16 million and the non-current portion was $531 million. The current portion, determined on a plan-by-plan basis, was the amount by which the actuarial present value of benefits included in the benefit obligation payable in the next 12 months, exceeded the fair value of the plan assets.

The accumulated benefit obligation (ABO) for all defined benefit pension plans was $8,315 million and $7,498 million at December 31, 2006 and 2005, respectively. The funded status, calculated by the ABO and fair value of plan assets for pension plans with ABO in excess of fair value of plan assets or fair value of plan assets in excess of ABO, respectively was:

	December 31,
	2006			2005
	ABO	Assets	Difference	ABO	Assets	Difference
ABO exceeds assets	$1,878	$1,438	$440	$1,603	$930	$673
Assets exceed ABO	6,437	7,040	(603)	5,895	6,242	(347)
Total	$8,315	$8,478	$(163)	$7,498	$7,172	$326

All ABB’s postretirement benefit plans are unfunded.

Components of net periodic benefit cost and other amounts recognized in other comprehensive loss For the years ended December 31, 2006, 2005 and 2004, net periodic benefit cost consisted of the following:

	Pension benefits			Other benefits
	2006	2005	2004	2006	2005	2004
Service cost	$189	$188	$189	$2	$3	$3
Interest cost	344	359	370	14	18	23
Expected return on plan assets	(367)	(357)	(330)	—	—	—
Amortization transition liability	—	—	5	1	—	2
Amortization prior service cost	3	4	4	(11)	(4)	(2)
Amortization of net actuarial loss	42	45	37	9	7	9
Other	10	2	4	—	1	2
Net periodic benefit cost	$221	$241	$279	$15	$25	$37

The net actuarial loss and prior service cost for the defined benefit pension plans that is estimated to be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next year are $37 million and $4 million, respectively. The estimated net actuarial loss, transition cost and prior service cost for the defined benefit non-pension postretirement plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next year are $7 million, $1 million and ($11) million, respectively.

Assumptions

The following weighted-average assumptions were used to determine benefit obligations at December 31, 2006 and 2005:

	Pension benefits		Other benefits
	2006	2005	2006	2005
Discount rate	4.39%	4.29%	5.71%	5.50%
Rate of compensation increase	2.39%	2.41%	—	—

The discount rate assumption is derived from rates of high quality fixed income investments of appropriate durations for the respective plans.

The following weighted-average assumptions were used to determine net periodic benefit cost for years ended December 31, 2006, 2005 and 2004:

	Pension benefits			Other benefits
	2006	2005	2004	2006	2005	2004
Discount rate	4.29%	4.60%	4.97%	5.50%	5.75%	6.25%
Expected long-term return on plan assets	4.92%	5.45%	5.57%	—	—	—
Rate of compensation increase	2.41%	2.23%	2.28%	—	—	—

The expected long-term rate of return on assets assumption is derived from the current and projected asset allocation, the current and projected types of investments in each asset category and the long-term historical returns for each investment type.

The Company maintains non-pension postretirement benefit plans, which are generally contributory with participants’ contributions adjusted annually.

	2006	2005
Health care cost trend rate assumed for next year	11.76%	10.38%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.97%	6.02%
Year that the rate reaches the ultimate trend rate	2014	2013

A one-percentage-point change in assumed health care cost trend rates would have the following effects at December 31, 2006:

	1-percentage-point increase	1-percentage-point decrease
Effect on total of service and interest cost	$1	$(1)
Effect on postretirement benefit obligation	$17	$(15)

Plan assets

The Company’s pension plan weighted-average asset allocations at December 31, 2006 and 2005, and approximate long-term target allocations are as follows:

	Plan assets		Long-term
	2006	2005	target allocation
Asset category:
Equity securities	33%	34%	20%–40%
Debt securities	56%	54%	50%–70%
Real estate	7%	7%	0%–15%
Other	4%	5%	0%–15%
Total	100%	100%

The pension plan assets for each individual plan are invested in accordance with statutory regulations, pension plan rules, and decisions of the pension fund trustees. The investment allocation strategy is expected to remain consistent with historical averages.

The Company periodically reviews the asset allocation in light of the duration of its pension liabilities and analysis trends and events that may affect assets values in order to initiate appropriate measures at an early stage.

The Company does not expect any plan assets to be returned to the employer during the 12-month period ending December 31, 2007.

At December 31, 2006 and 2005, the plan assets included approximately 630,000 shares and 800,000 shares of the Company’s capital stock with a total value of $11 million and $8 million, respectively.

Contributions

The Company made non-cash contributions of $449 million and $262 million of available-for-sale debt securities to certain of the Company’s pension plans in Germany in 2006 and 2005, respectively. The Company also made cash contributions of $215 million and $296 million to other pension plans and $22 million and $27 million to other benefit plans, during 2006 and 2005, respectively.

The Company expects to contribute approximately $186 million to its pension plans and $21 million to its other postretirement benefit plans in 2007.

The Company also maintains several defined contribution plans. The expense for these plans was $111 million, $101 million and $71 million in 2006, 2005 and 2004, respectively. The Company also contributed $19 million, $61 million and $74 million to multi-employer plans in 2006, 2005 and 2004, respectively.

Estimated future benefit payments

The expected future cash flows to be paid by the Company in respect of pension and other postretirement benefit plans at December 31, 2006 are as follows:

		Other postretirement benefits
	Pension benefits	Benefit payments	Medicare subsidies
2007	$492	$22	$(1)
2008	521	22	(1)
2009	526	23	(1)
2010	528	23	(1)
2011	533	23	(2)
Years 2012–2016	$2,764	$110	$(8)

Additionally, the Medicare subsidies column represents payments estimated to be received from the United States government as part of the Medicare Prescription Drug, Improvement and Modernization Act of 2003. As of July 1, 2004, the Company adopted FASB Staff Position (FSP) No. FAS 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (FSP 106-2, which superseded FAS FSP No. 106-1). The United States government began making the subsidy payments for employers in 2006.

Note 21 Employee incentive plans

The Company has three stock-based employee incentive plans, as more fully described in the respective sections below. Prior to January 1, 2006, the Company accounted for these plans in accordance with APB 25, and related Interpretations, as permitted by SFAS 123. In connection with cash-settled warrant appreciation rights granted under the MIP, and the conditionally granted shares awarded free-of-charge under the LTIP, compensation cost was recognized in the Consolidated Income Statements in 2005 and 2004 in accordance with APB 25. No stock-based compensation was recognized prior to January 1, 2006, for the warrants issued under the MIP and the stock options granted by the Company under the ESAP, as all warrants or options granted under these plans had exercise prices equal to, or greater than, the market value of the underlying shares on the date of grant. As of December 31, 2006, the Company’s articles of incorporation permitted the issuance of up to approximately 68 million new shares out of contingent capital in connection with the employee incentive plans mentioned above. In October 2006, the

Company’s Board of Directors approved the repurchase of up to 10 million shares of ABB Ltd during 2007 for use in connection with the employee incentive plans.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS 123R, using the modified-prospective transition method. Under that transition method, compensation cost recognized in 2006 includes a) compensation cost for all share-based payments granted prior to, but not yet vested, as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. Results for prior periods have not been restated.

As a result of adopting SFAS 123R on January 1, 2006, the Company recorded a total charge of $18 million in respect of equity awards granted under the employee incentive plans. Of this charge, $2 million and $16 million were recorded in cost of sales and selling, general and administrative expenses, respectively. As a result of the $18 million charge from the adoption of SFAS 123R, a) income from continuing operations before taxes and minority interest and cumulative effect of accounting change, b) income from continuing operations before cumulative effect of accounting change and c) net income were reduced by $18 million, $16 million and $16 million, respectively. The impact of this charge on basic and diluted earnings per share was less than one cent per share. The impact of the excess tax benefit from stock-based compensation on net cash provided by operating activities and on net cash used in financing activities was $9 million in 2006. The effect of the change from the original provisions of SFAS 123 was insignificant to the Company’s Consolidated Financial Statements.

The following table illustrates the effect on net income (loss) and on income (loss) per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation in all periods presented prior to the adoption of SFAS 123R. Fair value of these securities offered to employees was determined on the date of grant using a lattice model.

	2005	2004
Net income (loss), as reported	$735	$(35)
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects	31	3
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(39)	(11)
Pro forma net income (loss)	$727	$(43)
Income (loss) per share:
Basic—as reported	$0.36	$(0.02)
Basic—pro forma	$0.36	$(0.02)
Diluted—as reported	$0.36	$(0.02)
Diluted—pro forma	$0.35	$(0.02)

MIP

Under the MIP the Company offers stock warrants and warrant appreciation rights (WARs) to key employees for no consideration. Each launch of the MIP is approved by the Company’s Board of Directors.

Warrants granted under the MIP allow participants to purchase shares of the Company at predetermined prices. Participants may sell the warrants rather than exercise the right to purchase shares. Equivalent warrants are listed by a third-party bank on the SWX Swiss Exchange, which facilitates pricing and transferability of warrants granted under this plan. If the participant elects to sell the warrant on the market rather than exercise the right to purchase shares, the warrant may then be held by a non-employee of the Company. Each WAR gives the participant the right to receive, in cash, the market price of a warrant on the date of exercise of the WAR. The WARs are non-transferable.

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

Warrants

All warrants were issued with exercise prices greater than the market prices of the stock on the dates of grant. Accordingly, prior to January 1, 2006, the Company generally recorded no compensation expense related to the warrants.

The fair value of each warrant is estimated on the date of grant using a lattice model that uses the assumptions noted in the table below. There were no grants under the MIP in 2005. Expected volatilities are based on implied volatilities from traded warrants on the Company’s shares. The expected term of the warrants granted has been assumed to be the contractual six year life of each warrant, based on the fact that after the vesting period, a participant can elect to sell the warrant on the market rather than exercise the right to purchase shares, thereby realizing the time value of the warrants. The risk-free rate is based on a six-year Swiss franc interest rate, reflecting the six year contractual life of the options. In estimating forfeitures, the Company has used the data from previous comparable MIP launches.

	2006 grant	2004 grant
Expected volatility	28%	29%
Dividend yield	1.06%	1.53%
Expected term	6 years	6 years
Risk-free interest rate	2.30%	1.98%

Presented below is a summary of warrant activity for the year ended December 31, 2006:

	Number of warrants	Number of shares(1)	Weighted- average exercise price (in Swiss francs) (2)(3)	Weighted- average remaining contractual term (in years)(3)	Aggregate intrinsic value (in millions of Swiss francs)(4)
Outstanding at January 1, 2006	74,734,250	16,823,224	18.99
Granted	12,130,000	2,426,000	15.30
Forfeited	(900,000)	(180,000)	7.17
Expired	(19,630,000)	(4,948,648)	42.05
Outstanding at December 31, 2006	66,334,250	14,120,576	10.42	2.9	161
Vested and expected to vest at December 31, 2006	64,029,830	13,659,690	10.38	2.9	157
Exercisable at December 31, 2006	42,104,250	9,274,574	9.99	2.1	110

(1)             The information in the table above aggregates warrants with different conversion ratios. Warrants granted in 2000 and 2001 require the exercise of 100 warrants for 25.21 shares of ABB Ltd. Warrants granted in 2003, 2004 and 2006 required the exercise of five warrants for one share of ABB Ltd. No warrants were granted in 2002 and 2005. Information presented reflects the number of shares of ABB Ltd that warrant holders can receive upon exercise.

(2)             Information presented reflects the exercise price per share of ABB Ltd.

(3)             Information presented is weighted on the number of shares.

(4)             Computed using the closing price, in Swiss francs, of ABB Ltd shares on the SWX Swiss Exchange (virt-x) and the exercise price per share of ABB Ltd.

Of the outstanding warrants at December 31, 2006, 2005 and 2004, 14.4 million, 9.9 million and 7.3 million warrants, respectively, have been sold on the market by participants, representing 3.5 million, 2.5 million and 1.8 million shares, respectively.

At December 31, 2006, there was $5 million of total unrecognized compensation cost related to non-vested warrants granted under the MIP. That cost is expected to be recognized over a weighted-average period of 1.9 years. The weighted-average grant-date fair value of warrants granted during 2006 and 2004 was 0.73 Swiss francs and 0.30 Swiss francs, respectively. No warrants were exercised in 2006, 2005 and 2004.

Presented below is a summary, by launch, of warrants outstanding at December 31, 2006:

Exercice price (in Swiss francs)(1)	Number of warrants	Number of shares(2)	Weighted-average remaining contractual term (in years)(3)
13.49	16,387,500	4,131,226	0.9
7.00	23,804,250	4,760,850	2.9
7.50	14,012,500	2,802,500	3.9
15.30	12,130,000	2,426,000	5.1
Total number of warrants and shares	66,334,250	14,120,576	2.9

(1)             Information presented reflects the exercise price per share of ABB Ltd.

(2)             Information presented reflects the number of shares of ABB Ltd that warrant holders can receive upon exercise of warrants.

(3)             Information presented is weighted on the number of shares.

WARs

As each WAR gives the holder the right to receive cash equal to the market price of a warrant on date of exercise, the Company records a liability based upon the fair value of outstanding WARs at each period end, accreted on a straight-line basis over the three-year vesting period. In selling, general and administrative expenses, the Company recorded expense of $106 million and $31 million for 2006 and 2005, respectively, and income of $4 million for 2004, as a result of changes in both the fair value and vested portion of the outstanding WARs. To hedge its exposure to fluctuations in the fair value of outstanding WARs, the Company purchased cash-settled call options, which entitle the Company to receive amounts equivalent to its obligations under the outstanding WARs. In accordance with EITF 00-19, the cash-settled call options have been recorded as assets measured at fair value (see Note 5), with subsequent changes in fair value recorded through earnings to the extent they offset the compensation expense recorded in connection with the WARs. In 2006 and 2005, the Company recognized income of $97 million and $26 million, respectively, and expense of $15 million for 2004, in selling, general and administrative expenses related to the cash-settled call options.

The aggregate fair value of outstanding WARs was $176 million and $53 million at December 31, 2006 and 2005, respectively. The fair value of WARs was determined based upon the trading price of equivalent warrants listed on the SWX Swiss Exchange.

Presented below is a summary of WAR activity for the year ended December 31, 2006:

Number of WARs
Outstanding at January 1, 2006	105,997,000
Granted	34,172,500
Exercised	(17,980,000)
Forfeited	(2,287,500)
Expired	(30,335,000)
Outstanding at December 31, 2006	89,567,000
Exercisable at December 31, 2006	30,242,000

The aggregate fair value at date of grant of WARs granted in 2006 and 2004 was $19 million and $8 million, respectively. No WARs were granted in 2005. In 2006 and 2005, share-based liabilities of $18 million and $1 million, respectively, were paid upon exercise of WARs by participants. The amount paid in 2004 was insignificant.

ESAP

The ESAP is an employee stock option plan with a savings feature. Employees save over a twelve-month period, by way of monthly salary deductions. At the end of the savings period, employees choose whether to exercise their stock options using their savings plus interest to buy ABB Ltd shares (American Depositary Shares (ADS) in the case of employees in the United States—each ADS representing one registered share of the Company) at the exercise price set at the grant date, or have their savings returned with interest. The savings are accumulated in a bank account held by a third party trustee on behalf of the participants and earn interest. Employees can withdraw from the ESAP at any time during the savings period and will be entitled to a refund of their accumulated savings.

The fair value of each option is estimated on the date of grant using the same option valuation model as described under the MIP, using the assumptions noted in the table below. The expected term of the option granted has been determined to be the contractual one-year life of each option, at the end of which the options vest and the participants are required to decide whether to exercise their options or have their savings returned with interest. The risk-free rate is based on one-year Swiss franc interest rates, reflecting the one year contractual life of the options. In estimating forfeitures, the Company has used the data from previous ESAP launches.

	2006 grant	2005 grant	2004 grant
Expected volatility	30%	27%	28%
Dividend yield	0.81%	0.97%	0%
Expected term	1 year	1 year	1 year
Risk-free interest rate	2.13%	1.40%	0.97%

Presented below is a summary of activity under the ESAP during the year ended December 31, 2006:

	Number of shares(1)	Weighted- average exercise price (in Swiss francs)(2)	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in millions of Swiss francs)(2)(3)
Outstanding at January 1, 2006	6,220,600	10.30
Granted	4,028,190	18.55
Forfeited	(228,450)	10.51
Exercised(4)	(5,746,614)	10.30
Not exercised (savings returned plus interest)	(251,416)	10.30
Outstanding at December 31, 2006	4,022,310	18.55	0.8	13
Vested and expected to vest at December 31, 2006	3,867,062	18.55	0.8	13
Exercisable at December 31, 2006	—	—	—	—

(1)             Includes shares represented by ADS.

(2)             Information presented for ADS is based on equivalent Swiss franc denominated awards.

(3)             Computed using the closing price, in Swiss francs, of ABB Ltd shares on the SWX Swiss Exchange (virt-x) and the exercise price of each warrant in Swiss francs.

(4)             The cash received upon exercise amounted to $47 million and the corresponding tax benefit was $9 million. The shares were issued out of contingent capital.

The exercise price per share and ADS of 18.55 Swiss francs and $14.75, respectively, for the 2006 grant, 10.30 Swiss francs and $7.88, respectively for the 2005 grant, and 6.95 Swiss francs and $5.90, respectively, for the 2004 grant, were determined using the closing price of the ABB Ltd share on SWX Swiss Exchange (virt-x) and ADS on the New York Stock Exchange on the respective grant dates.

At December 31, 2006, there was $6 million of total unrecognized compensation cost related to non-vested options granted under the ESAP. That cost will be recognized over the first 10 months of 2007. The weighted-average grant-date fair value of options granted during 2006, 2005 and 2004, was 2.32 Swiss francs, 1.12 Swiss francs and 0.81 Swiss francs, respectively. The total intrinsic value of options exercised in 2006 and 2005 was 50 million Swiss francs and 22 million Swiss francs, respectively, the first ESAP being exercised in 2005.

LTIP

The Company has an LTIP for members of its Executive Committee and other executives (Eligible Participants), as defined in the terms of the LTIP and determined by the Company’s Governance, Nomination and Compensation Committee. The LTIP involves annual conditional grants of the

Company’s stock and, as of the 2006 launch, contains a co-investment component, in addition to the share price performance component existing in the previous launches.

Under the share price performance component, the number of shares conditionally granted is dependent upon the base salary of the Eligible Participant. The actual number of shares that each Eligible Participant will receive free-of-charge at a future date is dependent on a) the performance of ABB Ltd shares during a defined period (Evaluation Period) compared to those of a selected peer group of publicly-listed multinational companies and b) the term of service of the respective Eligible Participant in their capacity as an Eligible Participant during the Evaluation Period. The actual number of shares received after the Evaluation Period cannot exceed 100 percent of the conditional grant.

The performance of the Company compared to its peers over the Evaluation Period will be measured as the sum, in percentage terms, of the average percentage price development of the ABB Ltd share price over the Evaluation Period and an average annual dividend yield percentage (the Company’s Performance).

In order for shares to vest, the Company’s Performance over the Evaluation Period must be positive and equal to or better than half of the defined peers. The actual number of shares to be delivered by the Company, after the end of the Evaluation Period, will be dependent on the Company’s ranking in comparison with the defined peers. The full amount of the conditional grant will vest if the Company’s Performance is better than three-quarters of the defined peers.

Under the co-investment component of the LTIP, each Eligible Participant is invited to invest in the Company’s shares, up to an individually defined maximum number of shares. If the Eligible Participant remains the owner of such shares until the end of the Evaluation Period, the Company will deliver free-of-charge to the Eligible Participant a matching number of shares.

In September 2006, 733,173 shares were conditionally granted to Eligible Participants under the 2006 launch of the LTIP, representing the total of the share price performance and co-investment components.

In December 2005, 1,044,456 shares were conditionally granted to Eligible Participants under the 2005 launch of the LTIP.

In 2004, 443,430 shares were conditionally granted to Eligible Participants. In January 2005, and December 2005, a further 59,001 and 15,870 shares, respectively, were conditionally granted under the 2004 launch to new Eligible Participants, resulting in a total conditional grant under the 2004 launch of 518,301 shares. In 2006, at the end of the Evaluation Period, the Company’s Performance was determined to be better than three-quarters of the defined peers and consequently, 518,301 shares were delivered free-of-charge to Eligible Participants out of the Company’s treasury shares.

Presented below is a summary of launches of the LTIP:

Launch year	Evaluation Period	Total number of shares conditionally granted		Reference price (Swiss francs)(1)
2004	March 15, 2004, to March 15, 2006	518,301	(2)	7.68
2005	March 15, 2005, to March 15, 2008	1,044,456		7.15
2006	March 15, 2006, to March 15, 2009	733,173	(3)	15.48

(1)             For the purpose of comparison with the peers, the reference price is calculated as the average of the closing prices of the ABB Ltd share on SWX Swiss Exchange (virt-x) over the 20 trading days preceding March 15 of the respective launch year.

(2)             Includes shares conditionally granted in 2005 under the 2004 launch of the LTIP.

(3)             3,997 of the shares conditionally granted were forfeited prior to December 31, 2006.

Presented below is a summary of activity under the LTIP for the year ended December 31, 2006:

	Number of shares	Weighted-average grant-date fair value per share (Swiss francs)
Nonvested at January 1, 2006	1,562,757	10.06
Granted	733,173	16.75
Forfeited	(3,997)	16.75
Vested (delivered to Eligible Participants)	(518,301)	6.55
Nonvested at December 31, 2006	1,773,632	13.84

Effective January 1, 2006, the Company accounts for the LTIP in accordance with SFAS 123R. The charge recorded in selling, general and administrative expenses for 2006, has been calculated based on the market price of the ABB Ltd share on grant date, assuming 100% vesting of the conditional awards and a vesting period equal to the period from grant date to the end of the Evaluation period. Prior to January 1, 2006, the Company accounted for awards under the LTIP using the intrinsic value method of APB 25. The LTIP was deemed to be a variable plan in accordance with APB 25. Accordingly, changes in the fair value of the Company’s stock and the number of shares anticipated to vest resulted in a change in the intrinsic value and amount of the awards and a corresponding change to compensation expense over the vesting period.

The aggregate fair value of the 2006, 2005 and 2004 launches at their grant dates was approximately $10 million, $9 million and $3 million, respectively, assuming vesting of the maximum award in March 2009, 2008 and 2006, respectively.

At December 31, 2006, there was $14 million of total unrecognized compensation cost related to non-vested shares conditionally granted under the LTIP. That cost is expected to be recognized over a weighted-average period of 1.8 years. The total grant-date fair value of shares that vested during 2006 was 3 million Swiss francs, the first LTIP having vested in 2006. The weighted-average grant-date fair value of shares conditionally granted during 2006, 2005 and 2004, was 16.75 Swiss francs, 11.53 Swiss francs and 6.34 Swiss francs, respectively.

Note 22 Stockholders’ equity

At December 31, 2006, the Company had 2,370,314,947 authorized shares, of which 2,187,756,317 shares were registered and issued. At December 31, 2005, the Company had 2,370,314,947 authorized shares, of which 2,076,941,497 were registered and issued, including 30,298,913 CE Settlement Shares that were reserved for use in connection with the Modified CE Plan.

The 30,298,913 ABB shares reserved to cover part of ABB’s asbestos liabilities were contributed to the CE Asbestos PI Trust on April 21, 2006, and resulted in a reduction in asbestos obligations by $407 million, the fair value of the shares on the date of contribution. This amount was offset by a corresponding increase in capital stock and additional paid-in capital in the Consolidated Balance Sheets.

In November 2006 and 2005, the Company issued 5,746,614 and 6,626,550 shares, respectively, from contingent capital stock for the purposes of fulfilling the Company’s obligations under the ESAP (see Note 21).

At December 31, 2006, the Company had outstanding obligations to deliver approximately 43 million shares at exercise prices ranging from 7.00 to 18.55 Swiss francs for securities issued under employee incentive plans and call options sold to a bank at fair value during 2001, 2003, 2004 and 2006. These financial instruments expire in periods ranging from November 2007 to February 2012 and were recorded as equity instruments in accordance with EITF 00-19. Also, at December 31, 2006, the Company had obligations to deliver approximately 105 million shares at a conversion price of 9.53 Swiss francs as a result of the issuance of convertible bonds in September 2003. In addition, at December 31, 2006, the Company had outstanding contingent obligations to deliver up to a maximum of 1,773,632 shares free of charge to Eligible Participants under the 2005 and 2006 launches of the LTIP.

Dividends are payable to the Company’s stockholders based on the requirements of Swiss law, ABB Ltd’s Articles of Incorporation and stockholders’ equity as reflected in the unconsolidated financial statements of ABB Ltd prepared in compliance with Swiss law. At December 31, 2006, of the 10,631 million Swiss francs stockholders’ equity reflected in such unconsolidated financial statements, 5,469 million Swiss francs is share capital, 2,902 million Swiss francs is restricted, 1,212 million Swiss francs is unrestricted and 1,048 million Swiss francs is available for distribution. At December 31, 2005, of the 9,017 million Swiss francs stockholders’ equity reflected in such unconsolidated financial statements, 5,192 million Swiss francs was share capital, 2,219 million Swiss francs was restricted, 1,235 million Swiss francs was unrestricted and 371 million Swiss francs was available for distribution. In May 2006, the Board of Directors proposed to the Shareholders at the Annual General Meeting a dividend of 0.12 Swiss francs per share, totaling approximately $203 million, which was approved at the Annual General Meeting and paid on May 9, 2006.

In May 2006, approximately 98 percent of the holders of the Company’s previously outstanding $968 million, 4.625% USD Convertible Bonds, due 2007, accepted the Company’s offer to convert the bonds. The Company then exercised its right under the terms of the bonds to call remaining outstanding bonds, resulting in these bonds being converted. In total approximately 105 million shares of the Company were issued out of contingent capital and approximately 2 million ADSs were delivered out of treasury stock. As a result of the transaction, the Company’s equity (capital stock and additional paid-in capital and treasury stock) increased approximately $928 million, after consideration of certain charges in connection with the share issuance.

During 2006, the Company adopted SFAS 158, which resulted in a charge to accumulated other comprehensive loss, net of tax, of approximately $426 million (see Note 20).

Note 23 Earnings per share

Basic earnings (loss) per share is calculated by dividing income (loss) by the weighted-average number of shares outstanding during the year. Diluted earnings (loss) per share is calculated by dividing income (loss) by the weighted-average number of shares outstanding during the year, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise: outstanding written call options; outstanding options and shares conditionally granted under the Company’s employee incentive plans; and shares issuable in relation to outstanding convertible bonds. In 2006, 2005 and 2004, outstanding securities representing a maximum of 4 million, 133 million and 265 million shares, respectively, were excluded from the calculation of diluted earnings (loss) per share as their inclusion would have been anti-dilutive.

	Year ended December 31,
	2006	2005	2004
Income from continuing operations before cumulative effect of accounting change	$1,557	$911	$442
Loss from discontinued operations, net of tax	(167)	(171)	(477)
Cumulative effect of accounting change, net of tax	—	(5)	—
Net income (loss)	$1,390	$735	$(35)
Weighted-average number of shares outstanding (in millions)	2,128	2,029	2,028
Basic earnings (loss) per share:
Income from continuing operations before cumulative effect of accounting change	$0.73	$0.45	$0.22
Loss from discontinued operations, net of tax	(0.08)	(0.09)	(0.24)
Cumulative effect of accounting change, net of tax	—	—	—
Net income (loss)	$0.65	$0.36	$(0.02)

	Year ended December 31,
	2006	2005	2004
Income from continuing operations before cumulative effect of accounting change	$1,557	$911	$442
Effect of dilution:
Interest on convertible bonds, net of tax	29	26	—
Income from continuing operations before cumulative effect of accounting change, adjusted	1,586	937	442
Loss from discontinued operations, net of tax	(167)	(171)	(477)
Cumulative effect of accounting change, net of tax	—	(5)	—
Net income (loss), adjusted	$1,419	$761	$(35)
Weighted-average number of shares outstanding (in millions)	2,128	2,029	2,028
Effect of dilutive securities:
Call options and shares conditionally granted	15	4	1
Convertible bonds	105	105	—
Diluted weighted-average number of shares outstanding (in millions)	2,248	2,138	2,029
Diluted earnings (loss) per share:
Income from continuing operations before cumulative effect of accounting change	$0.71	$0.44	$0.22
Loss from discontinued operations, net of tax	(0.08)	(0.08)	(0.24)
Cumulative effect of accounting change, net of tax	—	—	—
Net income (loss), adjusted	$0.63	$0.36	$(0.02)

Note 24 Transformer business and other restructuring charges

In 2005, the Company announced its decision to consolidate its global transformer business in the Power Products division (formerly a component of the Power Technologies division), including closing certain plants and employment reductions, as a result of overcapacity, increasing raw material costs and a regional shift in demand experienced by the transformer business. This consolidation program is expected to be completed by the end of 2008 and will result in approximately $240 million of total charges.

During 2006, the Company recorded an expense of $38 million; $26 million was recorded in cost of sales, $9 million in selling, general and administrative expenses and $3 million in other income (expense) net. This expense consisted of $47 million of estimated contract settlement and loss order costs, $3 million charges related to employee severance costs, and $1 million related to inventory and long-lived asset impairments and costs. These expenses were offset by a change in estimate of $13 million related to employee severance costs.

Liabilities associated with these expenses are expected to be settled primarily by the end of 2007 and consisted of the following:

	Employee severance costs	Contractual settlement/(loss) order costs	Total
	(U.S. dollars in millions)
Expenses	$58	$41	$99
Cash payments	(7)	(10)	(17)
Liability at December 31, 2005	$51	$31	$82
Expenses	3	47	50
Cash payments	(19)	(44)	(63)
Exchange rate differences	4	3	7
Change in estimates	(13)	—	(13)
Liability at December 31, 2006	$26	$37	$63

The Company will continue to assess other potential losses and costs it might incur in relation to the transformer business consolidation program. These future costs are not yet accruable; however, the Company expects that total costs incurred throughout the duration of the transformer business consolidation program will be in accordance with the Company’s original estimate.

In addition to the transformer business consolidation described above, the Company continues to restructure individual facilities and factories to increase efficiencies by reducing headcount and streamlining operations. At December 31, 2006, liabilities related to these other programs consist of $17 million for workforce reductions and $17 million for lease termination and other exit costs. These lease termination and other exit costs will be paid over approximately ten years as lease shortfall payments are made.

Note 25 Operating segment and geographic data

Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS 131), establishes standards for reporting information about operating segments. The Chief Operating Decision Maker (CODM), as defined by SFAS 131, is the Company’s Executive Committee. The CODM allocates resources to and assesses the performance of each operating segment using the information outlined below. On September 6, 2005, the Company announced a realignment of its business divisions and a change in the composition of its Executive Committee, which was effective on January 1, 2006. The realignment strengthens the Company’s focus on customer relationships and profitable growth. Effective January 1, 2006, the Company’s operating segments, included the Power Products division, Power Systems division, Automation Products division, Process Automation division, and Robotics division. The remaining operations of the Company are included in Non-core and Other. All periods presented have been restated to reflect the Company’s current organizational structure.

•       The Power Products division manufactures and sells high- and medium-voltage switchgear and apparatus, circuit breakers for all current and voltage levels, power and distribution transformers, and sensors for electric, gas and water utilities for industrial and commercial customers.

•       The Power Systems division installs and upgrades transmission and distribution systems and power plant automation and electrification solutions, incorporating components manufactured by both the Company and by third parties.

•       The Automation Products division produces low-voltage switchgear, breakers, switches, control products, DIN-rail components, enclosures, wiring accessories, instrumentation, drives, motors, generators, power electronics systems, and services related to these products that help customers to increase productivity, save energy, and increase safety.

•       The Process Automation division develops and sells control, plant optimization, automation products and solutions, industry specific application knowledge and services for the pulp and paper, metals and minerals, chemicals and pharmaceuticals, oil and gas, utility automation, marine and turbocharging industries.

•       The Robotics division offers robot products, systems and service for the automotive and other manufacturing industries.

•       Non-core activities include the following:

•        The Company’s remaining Oil, Gas and Petrochemicals business is principally a full service engineering company that serves the downstream oil, gas and petrochemicals markets. The downstream markets typically relate to the processing and transportation of hydrocarbon raw materials in and through refineries, petrochemicals and chemical plants and pipelines. In addition to having expertise in engineering, procurement and construction (EPC) projects, this division also licenses process technologies to the refining, petrochemicals and polymer industries.

•        Other non-core activities include:

–      The Company’s Real Estate activities which principally manage the use of the majority of its real estate assets and facilities which was reclassified from the Company’s Corporate/Other divisions to Non-core activities effective January 1, 2006;

–      The remaining Equity Ventures business consisting primarily of the Company’s investment in Jorf Lasfar Energy Company S.C.A. (see Note 13);

–      The remaining Distributed Energy business and some minor businesses; and

–       Activities that are considered for sale or winding down.

•       Corporate/Other includes Headquarters, Central Research and Development and Group Treasury Operations.

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

The following tables summarize information for each segment:

2006	Revenues	Depreciation and amortization	Earnings before interest and taxes	Total assets	Capital expenditures(1)
Power Products	$7,422	$117	$961	$4,414	$151
Power Systems	4,544	57	279	3,345	30
Automation Products	6,837	138	1,053	4,554	148
Process Automation	5,448	114	541	3,644	70
Robotics	1,288	23	1	750	14
Non-core activities:
Oil, Gas and Petrochemicals	988	11	1	1,141	2
Other Non-core activities	381	74	71	2,264	71
Total Non-core activities	1,369	85	72	3,405	73
Corporate/Other	925	31	(321)	4,866	46
Inter-division elimination	(3,421)	—	—	—	—
Consolidated	$24,412	$565	$2,586	$24,978	$532

2005	Revenues	Depreciation and amortization	Earnings before interest and taxes	Total assets	Capital expenditures(1)
Power Products	$6,307	$134	$616	$3,449	$134
Power Systems	4,085	57	187	2,787	26
Automation Products	5,897	151	822	3,782	158
Process Automation	4,996	117	398	3,214	37
Robotics	1,699	28	91	933	16
Non-core activities:
Oil, Gas and Petrochemicals	933	12	48	1,182	1
Other Non-core activities	415	73	17	2,294	69
Total Non-core activities	1,348	85	65	3,476	70
Corporate/Other	436	16	(401)	4,373	13
Inter-division elimination	(2,756)	—	—	—	—
Consolidated	$22,012	$588	$1,778	$22,014	$454

2004	Revenues	Depreciation and amortization	Earnings before interest and taxes	Total assets	Capital expenditures(1)
Power Products	$5,621	$139	$514	$3,241	$117
Power Systems	3,744	75	119	2,717	46
Automation Products	5,385	151	673	3,746	147
Process Automation	4,635	112	271	3,526	64
Robotics	1,451	29	80	900	26
Non-core activities:
Oil, Gas and Petrochemicals	1,079	13	(4)	1,219	3
Other Non-core activities	589	94	(22)	3,290	62
Total Non-core activities	1,668	107	(26)	4,509	65
Corporate/Other	507	20	(540)	5,190	17
Inter-division elimination	(2,862)	—	—	—	—
Consolidated	$20,149	$633	$1,091	$23,829	$482

(1)          Capital expenditures reflect cash outflow towards purchases of tangible and intangible fixed assets.

Geographic information

	Revenues Year ended December 31,			Long-lived assets at December 31,
	2006	2005	2004	2006	2005
Europe	$11,435	$10,709	$10,289	$2,088	$1,884
The Americas	4,526	4,231	3,557	215	237
Asia	6,103	5,127	4,261	406	317
Middle East and Africa	2,348	1,945	2,042	102	109
	$24,412	$22,012	$20,149	$2,811	$2,547

Revenues have been reflected in the regions based on the location of the customer. China generated approximately 12 percent, 11 percent and 10 percent of the Company’s total revenues in 2006, 2005 and 2004 respectively. The United States generated approximately 11 percent, 12 percent, and 12 percent of the Company’s total revenues in 2006, 2005 and 2004, respectively. Germany generated approximately 8 percent, 8 percent, and 10 percent of the Company’s total revenues in 2006, 2005 and 2004, respectively. More than 95 percent of the Company’s total revenues were generated outside Switzerland in 2006, 2005 and 2004. Long-lived assets represent property, plant and equipment, net, and are shown by location of the assets. Switzerland and Germany represented approximately 20 percent and 15 percent, respectively, of the Company’s long-lived assets at December 31, 2006 and approximately 22 percent and 15 percent at December 31, 2005.

The Company does not segregate revenues derived from transactions with external customers for each type or group of products and services. Accordingly, it is not practicable for the Company to present revenues from external customers by product and service type.

Management estimates that approximately 58 percent of the Company’s employees are subject to collective bargaining agreements in various countries. These agreements are subject to various regulatory requirements and are renegotiated on a regular basis in the normal course of business.

Note 26 Subsequent events

During the first quarter of 2007, bondholders served conversion notices for an aggregate principal amount of approximately 790 million Swiss francs (representing approximately 83 million shares) out of the total 1,000 million Swiss francs 3.5% CHF Convertible Bonds, due 2010, resulting in a decrease in our total debt by approximately $650 million and increase in our stockholders’ equity of approximately the same amount.

At the end of the first quarter of 2007, the Lummus business was reclassified to discontinued operations based upon managements expectation to successfully dispose of this business. This decision was made after the criteria under Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets were met. More specifically, management believes, based upon the positive feedback received on the documents distributed to potential purchasers during March 2007, that the business can be successfully disposed of within approximately twelve months from the end of the first quarter. At the date of filing this Form 20-F the Company has not issued any subsequent financial statements reflecting the reclassification of this business to discontinued operations; therefore, the Consolidated Financial Statements in this Form 20-F do not reflect this reclassification.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of ABB Ltd:

We have audited the consolidated financial statements of ABB Ltd as of December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, and have issued our report thereon dated March 9, 2007 except for Note 26 as to which the date is April 17, 2007 (included elsewhere in this Annual Report on Form 20-F). Our audits also included the financial statement schedules listed in Item 18 (h) of this Annual Report on Form 20-F. This financial statement schedule is the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on this financial statement schedule based on our audits. We did not audit the 2004 financial statements of Jorf Lasfar Energy Company, a corporation in which the Company has a 50% interest (the Company’s equity in Jorf Lasfar Energy Company’s net income is stated at $63 million in 2004 and $60 million in 2003). Those statements were audited by other auditors whose report has been furnished to us. Our opinion, insofar as it relates to amounts included for Jorf Lasfar Energy Company, is based solely on the report of the other auditors.

In our opinion, based on our audits and the report of other auditors, the financial statement schedule referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young AG

Zurich, Switzerland
March 9, 2007

S-1

Schedule II—Valuation and Qualifying Accounts

Description	Balance at the beginning of year	Additions	Deductions	Balance at the end of year
	(U.S dollars in millions)
Accounts Receivable—allowance for doubtful accounts:
Year ending December 31,
2006	279	109	127	260
2005	309	108	138	279
2004	264	136	91	309

S-2