Form 20-F
period 2007-12-31
ABB LTD
filed 2008-03-19
CIK 1091587

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on March 19, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	(REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	(ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
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

Richard A. Brown
Affolternstrasse 44
CH-8050 Zurich
Switzerland
Telephone: +41-43-317-7111
Facsimile: +41-43-317-7992
(Name, Telephone, E-mail and/or Facsimile
number and Address of Company Contact Person)

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 2,316,015,102 Registered Shares (including treasury shares)

         Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒    No ☐

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

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

         Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: U.S. GAAP ☒ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☐

         If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. item 17 ☐    item 18 ☒

         If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐    No ☒

*
Listed on the New York Stock Exchange not for trading or quotation purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

i

INTRODUCTION

        ABB Ltd is a corporation organized under the laws of Switzerland. In this report, "the ABB Group," "ABB," the "Company," "we," "our" and "us" refer to ABB Ltd and its consolidated subsidiaries (unless the context otherwise requires). We also use these terms to refer to ABB Asea Brown Boveri Ltd and its subsidiaries prior to the establishment of ABB Ltd as the holding company for the entire ABB Group in 1999, as described in this report under "Item 4. Information on the Company—Introduction—History of the ABB Group." Our American Depositary Shares (each representing one registered share of ABB Ltd) are referred to as "ADSs." The registered shares of ABB Ltd are referred to as "shares."

        Our principal corporate offices are located at Affolternstrasse 44, CH-8050 Zurich, Switzerland, telephone number +41-43-317-7111.

FINANCIAL AND OTHER INFORMATION

        ABB Ltd has prepared its statutory unconsolidated financial statements in accordance with the Swiss Federal Code of Obligations. The Consolidated Financial Statements of ABB Ltd, including the notes thereto, as of December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007 (our "Consolidated Financial Statements") have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP").

        In this report: (i)"$," "U.S. dollars" and "USD" refer to the lawful currency of the United States of America; (ii)"CHF" and "Swiss francs" refer to the lawful currency of Switzerland; (iii)"€" and "euro" refer to the lawful currency of the participating member states of the European Union (the "EU"); (iv)"SEK" and "Swedish krona" refer to the lawful currency of Sweden; (v)"£," "sterling," "pounds sterling" and "GBP" refer to the lawful currency of the United Kingdom; (vi)"Indian rupee" refers to the lawful currency of India; and (vii)"Chinese renminbi" refers to the lawful currency of the People's Republic of China.

        Except as otherwise stated, all monetary amounts in this report are presented in U.S. dollars. Where specifically indicated, amounts in Swiss francs have been translated into U.S. dollars. These translations are provided for convenience only, and they are not representations that the Swiss franc could be converted into U.S. dollars at the rate indicated. These translations have been made using the twelve o'clock buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2007, unless otherwise indicated. The twelve o'clock buying rate for Swiss francs on December 31, 2007 was $1.00 = CHF 1.1329. The twelve o'clock buying rate for Swiss francs on March 18, 2008 was $1.00 = CHF 0.9899.

FORWARD-LOOKING STATEMENTS

        This report includes forward-looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes," "estimates," "anticipates," "expects," "intends," "may," "will," or "should" or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, dispositions, strategies and the countries and industries in which we operate.

        These forward-looking statements include, but are not limited to the following:

  •
  Statements in "Item 3. Key Information—Dividends and Dividend Policy" regarding our policy on future dividend payments;

  •
  Statements in "Item 3. Key Information—Risk Factors," "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects" regarding our management objectives and the timing of intended capital expenditures;

  •
  Statements in "Item 5. Operating and Financial Review and Prospects" regarding our management objectives, including our mid term outlook, as well as trends in results, prices, volumes, operations, margins and overall market trends; and

  •
  Statements in "Item 8. Financial Information—Legal Proceedings" regarding the outcome of certain compliance matters under investigation.

        By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the countries and industries in which we operate, may differ materially from those described in or suggested by the forward-looking statements contained in this report. In addition, even if our results of operations, financial condition and liquidity, and the development of the countries and industries in which we operate, are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause actual results to differ materially from our expectations are contained in cautionary statements in this report and include, without limitation, the following:

  •
  Illegal behavior by any of our employees or agents could have a material impact on our consolidated operating results, cash flows, and financial position as well as on our reputation and our ability to do business.

  •
  Our business is affected by global economic and political conditions.

  •
  Our operations in emerging markets expose us to risks associated with conditions in those markets.

  •
  Undertaking long-term fixed price or turnkey projects exposes our businesses to risk of loss should our actual costs exceed our estimated or budgeted costs.

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

  •
  We have retained liability for environmental remediation costs relating to businesses that we sold in 2000, and we could be required to make payments in respect of these retained liabilities in excess of established provisions.

  •
  If we fail to make the payments required under the Modified Plan of Reorganization for Combustion Engineering (the "CE Plan") we could trigger an injunction default which would lead to the termination of the channeling injunction under the CE Plan.

  •
  If we are unable to obtain performance guarantees from financial institutions, we may be prevented from bidding on, or obtaining, some contracts, or our costs with respect to such contracts could be higher.

  •
  If we cannot successfully implement the planned integration of our different Enterprise Resource Planning ("ERP") systems, then we may be unable to produce reliable accounts, and our business and reputation may be adversely affected.

  •
  If we are unable to successfully adapt our internal controls over financial reporting to changes in circumstance, our ability to report our financial results on a timely and accurate basis may be adversely affected. As a result, investors could lose confidence in our financial reporting, which may harm our business and the trading price of our stock.

  •
  If we are unable to attract and retain qualified management and personnel then our business may be adversely affected.

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

        Not applicable

Item 2.    Offer Statistics and Expected Timetable

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

        Our selected financial data are presented in the following tables in accordance with U.S. GAAP and have been derived from our published Consolidated Financial Statements. Our Consolidated Financial Statements as of and for each of the years ended December 31, 2007, 2006, 2005, 2004 and 2003 were audited by Ernst & Young AG, except for the 2004 and 2003 financial statements of Jorf Lasfar Energy Company S.C.A. ("Jorf Lasfar"), a corporation in which prior to May 2007 we had a 50 percent interest, which were audited by other independent auditors.

        The Consolidated Financial Statements as of December 31, 2004 and 2003 have not been audited after the reclassifications of certain businesses between continuing operations and discontinued operations.

INCOME STATEMENT DATA(1):

	Year ended December 31,
	2007	2006	2005	2004	2003
	($ in millions, except per share data)
Total revenues	29,183	23,281	20,964	18,987	17,891
Total cost of sales	(20,215)	(16,537)	(15,510)	(14,219)	(13,307)
Gross profit	8,968	6,744	5,454	4,768	4,584
Selling, general and administrative expenses	(4,975)	(4,326)	(3,780)	(3,672)	(3,781)
Other income (expense), net	30	139	37	(41)	(193)
Earnings before interest and taxes	4,023	2,557	1,711	1,055	610
Interest and dividend income	273	147	153	146	132
Interest and other finance expense	(286)	(307)	(407)	(355)	(538)
Income from continuing operations before taxes, minority interest and cumulative effect of accounting change	4,010	2,397	1,457	846	204
Provision for taxes	(595)	(686)	(464)	(258)	(99)
Minority interest	(244)	(179)	(126)	(100)	(81)
Income from continuing operations before cumulative effective of accounting change	3,171	1,532	867	488	24
Income (loss) from discontinued operations, net of tax(2)	586	(142)	(127)	(523)	(803)
Income (loss) before cumulative effect of accounting change	3,757	1,390	740	(35)	(779)
Cumulative effect of accounting change, net of tax(3)	—	—	(5)	—	—
Net income (loss)	3,757	1,390	735	(35)	(779)
Basic earnings (loss) per share:
Income from continuing operations before cumulative effect of accounting change(4)	1.40	0.72	0.43	0.24	0.02
Income (loss) from discontinued operations, net of tax	0.26	(0.07)	(0.07)	(0.26)	(0.66)
Cumulative effect of accounting change, net of tax	—	—	—	—	—
Net income (loss)	1.66	0.65	0.36	(0.02)	(0.64)
Diluted earnings (loss) per share:
Income from continuing operations before cumulative effect of accounting change(4)	1.38	0.69	0.42	0.24	0.02
Income (loss) from discontinued operations, net of tax	0.25	(0.06)	(0.06)	(0.26)	(0.66)
Cumulative effect of accounting change, net of tax	—	—	—	—	—
Net income (loss)	1.63	0.63	0.36	(0.02)	(0.64)

BALANCE SHEET DATA(1):

	At December 31,
	2007	2006	2005	2004	2003
	($ in millions)
Cash and equivalents	4,650	4,198	3,136	3,558	4,618
Marketable securities and short-term investments	3,460	528	368	524	473
Total assets	31,001	25,142	22,276	24,677	30,401
Long-term debt	2,138	3,160	3,932	4,717	6,064
Total debt(5)	2,674	3,282	4,096	5,334	7,684
Capital stock and additional paid-in capital	5,634	4,514	3,121	3,083	3,067
Total stockholders' equity	10,957	6,038	3,483	2,824	2,917
CASH FLOW DATA:
	Year ended December 31,
	2007	2006	2005	2004	2003
	($ in millions)
Net cash provided by (used in) operating activities	3,054	1,939	1,012	902	(152)
Net cash provided by (used in) investing activities	(2,291)	(694)	(316)	354	754
Net cash provided by (used in) financing activities	(625)	(392)	(896)	(2,745)	1,582

(1)
During 2006, Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment ("SFAS 123R") and Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 123(R) ("SFAS 158") were adopted. For the impact of these standards, see Notes 19 and 20 to our Consolidated Financial Statements. As of January 1, 2007, we adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). For the impact of FIN 48, see Notes 2 and 17 to our Consolidated Financial Statements.

(2)
Income (loss) from discontinued operations, net of tax includes costs related to the Company's asbestos obligation of its U.S. subsidiary Combustion Engineering Inc., of approximately $0 million, $70 million, $133 million, $262 million, and $142 million in 2007, 2006, 2005, 2004 and 2003 respectively. For additional information, see "Item 5. Operating and Financial Review and Prospects" and Note 16 to the Consolidated Financial Statements. For additional information on discontinued operations, see Note 3 to the Consolidated Financial Statements.

(3)
We accounted for the adoption of Interpretation 47 of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations ("FIN 47") as a change in accounting principle in 2005. Based on our outstanding obligations, we recognized the cumulative effect of the accounting change in 2005 in the Consolidated Income Statement.

(4)
Basic earnings (loss) per share is calculated by dividing income (loss) by the weighted-average number of shares outstanding during the year. Diluted earnings (loss) per share is calculated by dividing income (loss) by the weighted-average number of shares outstanding during the year, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise: outstanding written call options; outstanding options and shares granted subject to market and/or vesting conditions under the Company's share-based payment arrangements; and, prior to September 30, 2007, shares issuable in relation to outstanding convertible bonds (see Notes 2, 13, 20 and 22 to the Consolidated Financial Statements).

(5)
Total debt is equal to the sum of short-term debt (including current maturities of long-term debt) and long-term debt.

DIVIDENDS AND DIVIDEND POLICY

        Payment of dividends is subject to general business conditions, the ABB Group's current and expected financial condition and performance and other relevant factors including growth opportunities.

        Dividends may be paid only if ABB Ltd has sufficient distributable profits from previous fiscal years or sufficient free reserves to allow the distribution of a dividend. In addition, at least 5 percent of ABB Ltd's annual net profits must be retained and booked as legal reserves, unless these reserves already amount to 20 percent of ABB Ltd's share capital. As a holding company, ABB Ltd's main sources of income are dividend, interest and debt payments from its subsidiaries. At December 31, 2007, of the CHF 12,833 million of stockholders' equity recorded in the unconsolidated statutory financial statements of ABB Ltd prepared in accordance with Swiss law, CHF 5,790 million was attributable to the share capital, CHF 3,687 million was attributable to legal reserves, CHF 409 million was attributable to reserves for treasury shares, CHF 1,175 million was attributable to other reserves and CHF 1,772 million represents net income and retained earnings available for distribution.

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

        We have established a dividend access facility for shareholders who are resident in Sweden under which these shareholders may register with VPC AB (Sweden) ("VPC"), as a holder of up to 600,004,716 shares, and receive dividends in the Swedish kronor equivalent to the dividend paid in Swiss francs without deduction of Swiss withholding tax. For further information, see "Item 10. Additional Information—Taxation."

        Because ABB Ltd pays cash dividends, if any, in Swiss francs (subject to the exception for certain shareholders in Sweden described above), exchange rate fluctuations will affect the U.S. dollar amounts received by holders of ADSs upon conversion of those cash dividends by Citibank, N.A., the depositary, in accordance with the Amended and Restated Deposit Agreement dated May 7, 2001.

        ABB Ltd did not pay any dividends with respect to the years ended December 31, 2003 and December 31, 2004. With respect to the year ended December 31, 2005, ABB Ltd paid a dividend in May 2006 of CHF 0.12 per share. With respect to the year ended December 31, 2006, ABB Ltd paid a dividend in May 2007 of CHF 0.24 per share. With respect to the year ended December 31, 2007, ABB Ltd's board of directors has proposed a CHF 0.48 per share dividend to be paid by way of a nominal value reduction (reduction in the par value of each share) which is subject to approval by its shareholders at the May 2008 Annual General Meeting, and certain subsequent actions required under Swiss law. A capital distribution by way of nominal value reduction requires our auditors to confirm that the claims of our creditors will be covered notwithstanding the nominal value reduction.

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

Illegal behavior by any of our employees or agents could have a material impact on our consolidated operating results, cash flows, and financial position as well as on our reputation and our ability to do business.

        Certain of our employees or agents have taken, and may in the future take, actions that violate or are alleged to violate the U.S. Foreign Corrupt Practices Act of 1977 ("FCPA"), legislation promulgated pursuant to the 1997 Organisation for Economic Co-operation and Development ("OECD") Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, applicable antitrust laws and other applicable laws or regulations. For more information regarding investigations of past actions taken by certain of our employees, see "Item 8. Financial Information—Legal Proceedings." Such actions have resulted, and in the future could result, in governmental investigations, enforcement actions and civil and criminal penalties, including monetary penalties or other sanctions. It is possible that any governmental investigation or enforcement action arising from these matters could conclude that a violation of applicable law has occurred and the consequences of any such investigation or enforcement action may have a material impact on our consolidated operating results, cash flows and financial position. In addition, such actions, whether actual or alleged, could damage our reputation and ability to do business.

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

Our business is affected by global economic and political conditions.

        Adverse changes in economic or political conditions could have a material adverse effect on our business, financial condition, results of operations and liquidity. The business environment is influenced by numerous political uncertainties, which will continue to affect the global economy and the international capital markets. In periods of slow economic growth or decline, our customers are more likely to decrease expenditures on the types of products and systems we supply and we are more likely to experience decreased revenues as a result. Our Power Products and Power Systems divisions are affected by the level of investments by utilities, and our Process Automation, Automation Products, and Robotics divisions are affected by conditions in a broad range of industries, including the automotive, pharmaceutical, pulp and paper, metals and minerals and manufacturing and consumer industries.

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

        An increasing amount of our operations are conducted in the emerging markets of Latin America, Asia, the Middle East and Africa. In 2007, approximately 41 percent of our consolidated revenues were generated from these emerging markets. Operations in emerging markets can present risks that are not encountered in countries with well-established economic and political systems, including:

  •
  Economic instability, which could make it difficult for us to anticipate future business conditions in these markets, cause delays in the placement of orders for projects that we have been awarded and subject us to volatile geographic markets;

  •
  Political or social instability, which makes our customers less willing to make cross-border investments in such regions and complicates our dealings with governments regarding permits or other regulatory matters, local businesses and workforces;

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

  •
  The ability to obtain financing and/or insurance coverage from export credit agencies; and

  •
  The introduction of exchange controls and other restrictions by foreign governments.

        In addition, the legal and regulatory systems of many emerging market countries are less developed and less well-enforced than in industrialized countries. Therefore, our ability to protect our contractual and other legal rights in these countries could be limited. Consequently, our exposure to the conditions in or affecting emerging markets may adversely affect our business, financial condition, results of operations and liquidity.

Undertaking long-term fixed price or turnkey projects exposes our businesses to risk of loss should our actual costs exceed our estimated or budgeted costs.

        We derive a portion of our revenues from long-term, fixed price or turnkey projects that are awarded on a competitive basis and can take many months, or even years, to complete. Such contracts involve substantial risks, including the possibility that we may underbid and the fact that we typically assume substantially all of the risks associated with completing the project and the post-completion warranty obligations. These risks include the project's technical risk, meaning that we must tailor our products and systems to satisfy the technical requirements of a project even though, at the time we are awarded the project, we may not have previously produced such a product or system. The revenue, cost and gross profit realized on such contracts can vary, sometimes substantially, from our original projections because of changes in conditions, including but not limited to:

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

  •
  Customer delays;

  •
  Shortages of construction equipment;

  •
  Supply bottlenecks, especially of key components; and

  •
  Suppliers' or subcontractors' failure to perform.

        These risks are exacerbated if the duration of the project is extended because there is an increased risk that the circumstances upon which we originally bid and developed a price will change in a manner that increases our costs. In addition, we sometimes bear the risk of delays caused by unexpected conditions or events. Our project contracts often make us subject to penalties if we cannot complete portions of the project in accordance with agreed-upon time limits and guaranteed performance levels.

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

        Currency Translation Risk.    The results of operations and financial position of most of our non-U.S. companies are initially recorded in the currency, which we call "local currency," of the country in which the respective company resides. That financial information is then translated into U.S. dollars at the applicable exchange rates for inclusion in our Consolidated Financial Statements. The exchange rates between local currencies and the U.S. dollar can fluctuate substantially, which could have a significant translation effect on our reported consolidated results of operations and financial position.

        Increases and decreases in the value of the U.S. dollar versus local currencies will affect the reported value of our local currency assets, liabilities, revenues and costs in our Consolidated Financial Statements, even if the value of these items has not changed in local currency terms. These translations could significantly and adversely affect our results of operations and financial position from period to period.

        Currency Transaction Risk.    Currency risk exposure also affects our operations when our sales are denominated in currencies that are different from those in which our manufacturing or sourcing costs are incurred. In this case, if after the parties agree on a price, the value of the currency in which the price is to be paid were to weaken relative to the currency in which we incur manufacturing or sourcing costs, there would be a negative impact on the profit margin for any such transaction. This transaction risk may exist regardless of whether or not there is also a translation risk as described above.

        Currency exchange rate fluctuations in those currencies in which we incur our principal manufacturing expenses or sourcing costs may adversely affect our ability to compete with companies whose costs are incurred in other currencies. If our principal expense currencies appreciate in value against such other currencies, our competitiveness may be weakened.

Our hedging activities may not protect us against the consequences of significant fluctuations in exchange rates, interest rates or commodity prices on our earnings and cash flows.

        Our policy is to hedge material currency exposures by entering into offsetting transactions with third party financial institutions. Given the effective horizons of our risk management activities and the anticipatory nature of the exposures intended to be hedged, there can be no assurance that our currency hedging activities will fully offset the adverse financial impact resulting from unfavorable movements in foreign exchange rates. In addition, the timing of the accounting for recognition of gains and losses related to a hedging instrument may not coincide with the timing of gains and losses related to the underlying economic exposures.

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

        We purchase large amounts of commodity-based raw materials, including steel, copper, aluminum, and oil. Prevailing prices for such commodities are subject to fluctuations due to changes in supply and demand and a variety of additional factors beyond our control, such as global political and economic conditions. Historically, prices for some of these raw materials have been volatile and unpredictable, and such volatility is expected to continue. Therefore, commodity price changes may result in unexpected increases in raw material costs, and we may be unable to increase our prices to offset these increased costs without suffering reduced volumes, revenues or operating income. We do not fully hedge against changes in commodity prices and our hedging procedures may not work as planned.

        We depend on third parties to supply raw materials and other components and may not be able to obtain sufficient quantities of these materials and components, which could limit our ability to manufacture products on a timely basis and could harm our profitability. We rely on a single supplier or a small number of suppliers to provide us with some raw materials and components. If one of these suppliers were unable to provide us with a raw material or component we need, our ability to manufacture some of our products could be adversely affected until we are able to establish a new supply arrangement. We may be unable to find a sufficient alternative supply channel in a reasonable time period or on commercially reasonable terms, if at all. If our suppliers are unable to deliver sufficient quantities of materials on a timely basis, the manufacture and sale of our products may be disrupted, we might have obligations under our performance guarantees and our sales and profitability could be materially adversely affected.

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

        We operate in very competitive environments in several specific respects, including product performance, developing integrated systems and applications that address the business challenges faced by our customers, pricing, new product introduction time and customer service. The relative importance of these factors differs across the geographic markets and product areas that we serve. The markets for our products and services are characterized by evolving industry standards (particularly for our automation technology products and systems), rapidly changing technology and increased competition as a result of privatization (particularly for our power products and systems). For example, for a number of years, power transmission and distribution providers throughout the world have been undergoing substantial privatization. This has increased their need for timely product and service innovations that increase efficiency and allow them to compete in a deregulated environment. Additionally, the continual development of advanced technologies for new products and product enhancements is an important way in which we maintain acceptable pricing levels. If we fail to keep pace with technological changes in the industrial sectors that we serve, we may experience price erosion and lower margins.

        The principal competitors for our automation technology products, systems and services include Emerson Electric Co., Honeywell International, Inc., Invensys plc, Schneider Electric S.A. and Siemens AG. We primarily compete with Areva S.A., Schneider Electric SA and Siemens AG in sales of our power technology products and systems to our utilities customers. The principal competitors with our Robotics business include Fanuc Robotics, Inc, Kuka Robot Group and Yaskawa Electric Corporation. All of our primary competitors are sophisticated companies with significant resources that may develop products and services that are superior to our products and services or may adapt more quickly than we do to new technologies, industry changes or evolving customer requirements. Our failure to anticipate or respond quickly to technological developments or customer requirements could adversely affect our business, results of operations, financial condition and liquidity.

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

        Our customer base also is undergoing consolidation. Consolidation within our customers' industries (such as the marine and cruise industry, the automotive, aluminum, steel, pulp and paper, pharmaceutical industries and the oil and gas industry) could affect our customers and their relationships with us. If one of our competitors' customers acquires any of our customers, we may lose its business. Additionally, as our customers become larger and more concentrated, they could exert pricing pressure on all suppliers, including ABB. For example, in an industry such as power transmission, which historically has consisted of large and concentrated customers such as utilities, price competition can be a factor in determining which products and services will be selected by a customer.

We are subject to environmental laws and regulations in the countries in which we operate. We incur costs to comply with such regulations, and our ongoing operations may expose us to environmental liabilities.

        Our operations are subject to U.S., European and other laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Our manufacturing facilities use and produce paint residues, solvents, metals, oils and related residues. We use petroleum-based insulation in transformers, PVC resin to manufacture PVC cable and chloroparafine as a flame retardant. We use inorganic lead as a counterweight in robots that we produce. We have manufactured and sold, and we are using in some ABB factories, certain types of transformers and capacitors containing PCBs. These are considered to be hazardous substances in many jurisdictions in which we operate. We may be subject to substantial liabilities for environmental contamination arising from the use of such substances. All of our manufacturing operations are subject to ongoing compliance costs in respect of environmental matters and the associated capital expenditure requirements.

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

        Product liability claims brought against us may be based in tort or in contract, and typically involve claims seeking compensation for personal injury or property damage. If the claimant runs a commercial business, claims are often made also for financial losses arising from interruption of operations. Based on the nature and application of many of the products we manufacture, a defect or alleged defect in one of these products could have serious consequences. For example:

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

  •
  If the products produced by our Robotics division malfunction, then they could injure persons or damage other equipment or facilities.

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

        We operate in approximately 100 countries around the world and, as of December 31, 2007, employed approximately 112,000 people. As of December 31, 2007, approximately 53 percent of our employees were located in Europe, approximately 17 percent in the Americas, approximately 23 percent in Asia and approximately 7 percent in the Middle East and Africa. In order to manage our day-to-day operations, we must overcome cultural and language barriers and assimilate different business practices. In addition, we are required to create compensation programs, employment policies and other administrative programs that comply with the laws of multiple countries. We also must communicate and monitor group-wide standards and directives across our global network. Our failure to successfully manage our geographically diverse operations could impair our ability to react quickly to changing business and market conditions and to enforce compliance with group-wide standards and procedures.

We have retained liability for environmental remediation costs relating to businesses that we sold in 2000, and we could be required to make payments in respect of these retained liabilities in excess of established provisions.

        We have retained liability for environmental remediation costs at two sites in the United States that were operated by our nuclear technology business, which we sold in April 2000 to British Nuclear Fuels plc ("BNFL"). We have retained all environmental liabilities associated with our Combustion Engineering subsidiary's Windsor, Connecticut facility and a portion of the liabilities associated with our former ABB C-E Nuclear Power, Inc. subsidiary's Hematite, Missouri facility. The primary environmental liabilities associated with these sites relate to the costs of remediating radiological and chemical contamination upon decommissioning the facilities. Based on information that BNFL has made available, we believe remediation may take until 2013 at the Hematite site and until 2011 at the Windsor site. At the Windsor site, we believe that a significant portion of such remediation costs will be the responsibility of the U.S. government pursuant to U.S. federal law, although the exact amount of such responsibility cannot reasonably be estimated. In connection with the sale of the nuclear business in April 2000, we established a provision of $300 million in respect of estimated remediation costs related to these facilities. Expenditures charged to the remediation provision were $3 million and $4 million during 2007 and 2006, respectively. The provision balance was $245 million and $251 million at December 31, 2007 and 2006, respectively. It is possible that we could be required to make expenditures in excess of the provision in amounts that cannot reasonably be estimated. See "Item 5. Operating and Financial Review and Prospects—Environmental Liabilities."

If we fail to make the payments required under the Modified Plan of Reorganization for Combustion Engineering we could trigger an injunction default which would lead to the termination of the channeling injunction under the CE Plan.

        Our Combustion Engineering, Inc. subsidiary ("CE") had been a co-defendant in a large number of lawsuits claiming damage for personal injury resulting from exposure to asbestos. Since early 2003, we and our subsidiaries have been seeking to resolve our asbestos-related personal injury liabilities related to CE. A plan of reorganization for CE was filed under Chapter 11 of the U.S. Bankruptcy Code and during 2006, the CE Plan became effective.

        On the effective date of the CE Plan, the U.S. Bankruptcy Court issued an injunction, referred to as a channeling injunction, pursuant to which all asbestos-related personal injury claims against ABB Ltd and certain entities in the ABB group (including CE) arising out of CE's business operations will be settled or otherwise satisfied from the proceeds of the trust established for such purposes.

        Under the CE Plan, ABB Ltd and certain of its subsidiaries have payment obligations. Failure to satisfy those payment obligations could lead to an injunction default which would lead to the termination of the channeling injunction under the plan. In such case, all claims which were previously subject to the injunction would need to be resolved through the tort system. This could also cause our credit ratings to be downgraded, restrict our access to the capital markets or otherwise have a material adverse effect on our financial condition, results of operations, cash flows and liquidity.

If we are unable to obtain performance guarantees from financial institutions, we may be prevented from bidding on, or obtaining, some contracts, or our costs with respect to such contracts could be higher.

        In the normal course of our business and in accordance with industry practice, we provide performance guarantees on large projects, including long-term operation and maintenance contracts, which guarantee our own performance. These guarantees may include guarantees that a project will be completed or that a project or particular equipment will achieve defined performance criteria. If we fail to attain the defined criteria, we must make payments in cash or in kind. Performance guarantees frequently are requested in relation to bids for large projects in our core power and automation businesses.

        Some customers require that performance guarantees be issued by a financial institution in the form of a letter of credit, surety bond or other financial guarantee. In considering whether to issue a guarantee on our behalf, financial institutions consider our credit ratings. If, in the future, we cannot obtain such a guarantee from a financial institution on reasonable terms, we could be prevented from bidding on or obtaining some contracts or our costs with respect to such contracts could be higher, which would reduce the profitability of the contracts. If we cannot obtain guarantees on commercially reasonable terms from financial institutions in the future, there could be a material impact on our business, financial condition, results of operations or liquidity.

If we cannot successfully implement the planned integration of our different ERP systems, then we may be unable to produce reliable accounts, and our business and reputation may be adversely affected.

        In a number of specific countries, we are integrating our various ERP systems into country-wide ERPs in an effort to standardize and consolidate our accounting and reporting processes. A significant portion of these system integrations will occur during 2008 and 2009. If we cannot successfully implement the planned integration activities, we may be unable to produce reliable accounts and our business and reputation may be adversely affected.

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

        If we are unable to conclude that our internal control over financial reporting is effective in any future period (or if our auditors are unable to express an opinion on the effectiveness of our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which may have an adverse effect on our stock price.

If we are unable to attract and retain qualified management and personnel then our business may be adversely affected.

        Our success depends in part on the abilities of our personnel, particularly our senior management team and key employees. If we are unable to attract and retain members of our senior management team and key employees this could have an adverse effect on our business.

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

        In January 1988, Asea AB and BBC Brown Boveri AG each contributed almost all of their businesses to newly formed ABB Asea Brown Boveri Ltd, of which they each owned 50 percent. In 1996, Asea AB was renamed ABB AB and BBC Brown Boveri AG was renamed ABB AG. In February 1999, the ABB Group announced a group reconfiguration designed to establish a single parent holding company and a single class of shares. ABB Ltd was incorporated on March 5, 1999, under the laws of Switzerland. In June 1999, ABB Ltd became the holding company for the entire ABB Group. This was accomplished by having ABB Ltd issue shares to the shareholders of ABB AG and ABB AB, the two publicly traded companies that formerly owned the ABB Group. The ABB Ltd shares were exchanged for the shares of those two companies, which, as a result of the share exchange and certain related transactions, became wholly owned subsidiaries of ABB Ltd, and are no longer publicly traded. ABB Ltd shares are currently listed on the SWX Swiss Exchange (traded on virt-x), the OMX Nordic Exchange Stockholm, and the New York Stock Exchange (in the form of American Depositary Shares).

Organizational Structure

        Our business is international in scope and we generate revenues in numerous currencies. We operate in approximately 100 countries, and have structured our global organization into four regions: Europe, the Americas, Asia and the Middle East and Africa ("MEA"). We are headquartered in Zurich, Switzerland.

        We manage our business based on a divisional structure. As of December 31, 2007, our core businesses comprised five divisions: Power Products, Power Systems, Automation Products, Process Automation and Robotics.

        In addition, certain of our operations that are not integral to our focus on power and automation technologies and that we are considering for sale, winding down or otherwise exiting but are not discontinued operations are classified as Non-core and Other activities. Corporate comprises headquarters and stewardship, corporate research and development ("R&D") and other activities.

	Revenues Year ended December 31,			Percentage of Core division Revenues Year ended December 31,
	2007	2006	2005	2007	2006	2005
	($ in millions)			(%)
Power Products	9,777	7,275	6,185	31	29	27
Power Systems	5,832	4,544	4,085	18	18	18
Automation Products	8,644	6,837	5,897	27	27	26
Process Automation	6,420	5,448	4,996	20	21	22
Robotics	1,407	1,288	1,699	4	5	7

Core divisions	32,080	25,392	22,862	100	100	100

Corporate, Non-core and Other Activities and Eliminations	(2,897)	(2,111)	(1,898)

Total	29,183	23,281	20,964

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

  Power Industry

        The power industry provides products and systems designed primarily to deliver electricity. Electricity is generated in power stations and is then fed into an electricity grid, from where it is transmitted and distributed to consumers. The portions of an electricity grid that operate at the highest voltages are "transmission" systems, while those that operate at lower voltages are "distribution" systems. Transmission systems link power generation sources to distribution systems and then branch out over shorter distances to carry electricity from the transmission system to end users. These electricity networks incorporate sophisticated devices to control and monitor operations and to prevent damage from failures or stresses.

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

        Market drivers in the power industry today vary by region. In North America the focus is on replacing aged infrastructure and reliability concerns, which is being addressed by the U.S. Energy Policy Act of 2005. In Europe the focus is on replacement of aged infrastructure as well as the integration of renewable energy sources, such as wind farms in the North Sea, and also increasing interconnections between countries to facilitate the market for energy trading. In the Middle East, investments in infrastructure are increasing due to high fuel prices. In emerging markets, including most parts of Asia, there is a need for electricity grid increases to cope with rising energy needs.

        There is a global trend toward deregulation and privatization of the power industry, which is creating a more competitive environment for our customers. This trend is evident in the United States, parts of Latin America, and Europe. It is developing in other regions. The creation of a free market for electricity requires our customers to become more cost-efficient and reliable to compete as a lowest-cost provider among power suppliers. Grid operators must be able to deliver power to customers that are hundreds or thousands of miles away within a few minutes. As more disturbance-sensitive loads (such as computers and telecommunications systems) have been added to networks, demand for reliable, high-quality electricity has increased. Power suppliers can achieve this efficiency and reliability in a number of ways, including the following:

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

  •
  Developing energy trading systems.

        Another major trend is the discussion on climate change, which has created a strong interest in energy-efficient and environmentally-friendly solutions. Both drivers have a direct impact on our business as ABB delivers technologically-driven solutions to increase the energy efficiency on existing electrical infrastructure and to integrate renewable energy such as wind power into the electricity grid while meeting the grid code requirements.

  Automation Industry

        The automation industry delivers products and systems designed primarily to improve product quality, productivity and consistency in industrial and manufacturing applications. The automation market can be divided into three sectors:

  •
  Process automation refers to control systems, plant electrification and other process applications applied in processes where the main objective is continuous production, such as in the oil and gas, power, chemicals, minerals, metals and pulp and paper industries. Product lines for this market include plant electrification, instrumentation, analytical measurement and control products and systems, as well as motors and drives.

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

Power Products Division

  Overview

        Our Power Products division serves electric, gas and water utilities, as well as industrial and commercial customers, with a broad range of products and services for power transmission and distribution. Direct sales account for a majority of the division's total product sales, and sales through external channel partners, such as wholesalers, distributors and original equipment manufacturers ("OEMs"), account for the remainder. Key technologies include high- and medium-voltage switchgear and apparatus, circuit breakers for various current and voltage levels, power and distribution transformers, and sensors and products to automate and control electrical and other utility networks. The division had approximately 32,000 employees and 100 manufacturing plants as of December 31, 2007 and generated $9.8 billion of revenues in 2007.

  The Power Products Division

        Our Power Products division manufactures three categories of products: High-voltage Products, Medium-voltage Products and Transformers. The division sells primarily to utilities, distributors, wholesalers, installers and OEMs in the utilities and power generation industries. Some of the division's products are integrated into the offering of the Power Systems and Process Automation divisions or are sold through external channel partners such as engineering, procurement and construction ("EPC") firms.

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

  Customers

        The Power Products division's principal customers are electric, gas and water utilities, owners and operators of power transmission systems, utilities that own or operate networks and owners and operators of power generating plants. Other customers include gas transmission companies, local distribution companies and multi-utilities, which are involved in the transmission or distribution of more than one commodity. The division also serves industrial and commercial customers, such as operators of large commercial buildings and heavy industrial plants.

  Sales and Marketing

        The Power Products division sells its products individually and as parts of larger systems through our Power Systems division. Direct sales account for a majority of the division's total product sales, and sales through external channel partners, such as wholesalers, distributors and OEMs, account for the remainder. Because the Power Products and Power Systems divisions share many of the same customers and technologies, and are influenced by the same market drivers, the two divisions share a common sales force in most regions and countries.

  Competition

        On a global basis, the Power Products division's principal competitors are Siemens AG and Areva, and, in the medium-voltage market, Schneider Electric. We also compete regionally with companies such as Cooper Industries, Eaton Corporation, Crompton Greaves and Bharat Heavy Electricals Ltd.

  Research and Development

        Research and development expenses that were not order-related for the Power Products division amounted to $200 million, $178 million and $130 million in 2007, 2006 and 2005, respectively. The division's research and development activities in 2007 primarily related to streamlining product portfolios. The aim is to increase product standardization and thus improve the efficiency of our design, supply, manufacturing, sales and distribution functions. Related research has focused on technologies that enable faster production cycles, mainly in the areas of new materials and design.

  Capital Expenditures

        The Power Products division's capital expenditures for property, plant and equipment were $216 million in 2007, compared to $164 million and $119 million in 2006 and 2005, respectively.

Principal investments in 2007 included investments to replace existing equipment, particularly in Sweden, China, Germany and the United States. Geographically, in 2007, Europe accounted for 49 percent of our capital expenditures, followed by 29 percent in Asia, 18 percent in the Americas and 4 percent in Middle East and Africa.

Power Systems Division

  Overview

        Our Power Systems division serves electric, gas and water utilities, as well as industrial and commercial customers, with a broad range of systems and services for power generation, transmission and distribution. Key technologies include substations, high-voltage power converters, advanced cables for underground and sub-sea power transmission, and systems to automate and control power plants, electrical and other utility networks. The division had approximately 14,200 employees in 77 countries as of December 31, 2007 and generated $5.8 billion of revenues in 2007.

  The Power Systems Division

        Our Power Systems division delivers systems in four areas: grid systems, network management, power generation, and substations. The division sells primarily to utilities, EPC companies and power generation industries. Some of the Power Product division's products are integrated into the offering of the Power Systems division.

        For grid systems, we provide power systems that are essential to grid reliability, including flexible alternating current transmission systems ("FACTS") and we also sell high-voltage direct current ("HVDC") systems. Critical components in these systems are power semiconductors and cables which are also manufactured by the Power Systems division.

        We are a leading manufacturer of HVDC technology, which is an advanced technology for transporting electricity over long distances, feeding power from mainland sites to off-shore platforms or integrating large off-shore windpower into the power grid. It reduces power losses, increases system stability and provides a more controllable flow than high-voltage alternating current. An HVDC transmission system typically includes converters, which change alternating current to direct current and then back to alternating current when it reaches the terminal point, and transmission line cables, either above or below ground. Advances in converter and cable technology have enabled us to introduce a system called HVDC Light™. Converter stations for HVDC Light™ are approximately one-fifth the size of conventional HVDC technology for the same rated power. HVDC Light™ extends the range of applications for underground or submarine high-voltage direct current. Typical applications include interconnection of separate networks that operate on different frequencies or provide variational power quality, such as wind parks. The system can also be used as a substitute for local power generation in remote areas, islands or oil platforms.

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

        Our network systems offering includes high-end supervisory control and data acquisition ("SCADA") systems for power and gas customers. SCADA systems are used to monitor and control energy transmission, distribution and power generation. They are also used in market systems for power networks providing real time information about the status of the grid. SCADA systems allow utilities to optimize their business by improving the performance of their installed network equipment to meet changing customer requirements and new market conditions.

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

        We deliver complete air- and gas-insulated substations for power transmission. Substations are also necessary in a power distribution network to sectionalize and reduce the voltage of the main power lines and cables to the lower voltages required for efficient distribution and consumption. For power distribution, we sell traditional custom-engineered substations.

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

  Customers

        The Power System division's principal customers are electric, gas and water utilities, owners and operators of power transmission systems, utilities that own or operate networks and owners and operators of power generating plants. Other customers include transmission companies, local distribution companies and multi-utilities, which are involved in the transmission or distribution of more than one commodity. The division also serves industrial and commercial customers, such as operators of large commercial buildings and heavy industrial plants.

  Sales and Marketing

        The Power Systems division sells its systems primarily through a direct sales force of specialized sales engineering teams. Some sales are also handled through third-party channels, such as OEMs and system integrators or EPC firms. Because the Power Systems and Power Products divisions share many of the same customers and technologies, and are influenced by the same market drivers, the two divisions share a common front-end sales force.

  Competition

        On a global basis, the Power Systems division's principal competitors are Siemens AG and Areva. In the power generation area, the division's principal competitors are Areva, Emerson Electric Co., General Electric, Invensys plc and Siemens AG.

  Research and Development

        In the Power Systems division, research continued to focus on the standardization of controls and protection systems, with the goal of reducing costs in the production of substation automation systems, power plant controls and SCADA systems. In addition, order-related research and development expenses for the Power Systems division amounted to $93 million, $70 million and $80 million, in 2007, 2006 and 2005, respectively. Non-Order related research and development expenses for the Power Systems division amounted to $92 million, $85 million and $59 million in 2007, 2006 and 2005 respectively.

  Capital Expenditures

        The Power System division's capital expenditures for property, plant and equipment were $54 million in 2007, compared to $43 million and $22 million in 2006 and 2005, respectively. Principal investments in 2007 included investments to replace existing equipment, particularly in Sweden, Germany, and Switzerland. Geographically, in 2007, Europe accounted for 83 percent of our capital expenditures, followed by 8 percent in Asia, 5 percent in the Americas and 4 percent in Middle East and Africa.

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

        The Automation Products division is a global business that employs approximately 33,000 people worldwide and generated $8.6 billion revenues in 2007 through sales activities in more than 100 countries. The division manufactures around 170,000 products and has more than 100 manufacturing sites in 50 countries. Each day, the division delivers around one million products.

        A majority of the division's revenues comes from sales through distributors, wholesalers, machine builders and OEMs, system integrators, and panel builders, although a portion of the division's revenues come from direct sales to end-users.

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

  Competition

        The Automation Products division's principal competitors vary by product line but include Alstom, Brush Electrical Machines Ltd, Eaton Electric Corporation, Emerson Electric Company, Endress+Hauser, Legrand, Mitsubishi, Rockwell Automation,, Schneider Electric, Siemens AG, Yokogawa Electric Corporation and WEG Industries.

  Research and Development

        Research and development expenses that were not order-related for the Automation Products division amounted to $227 million, $184 million and $171 million in 2007, 2006 and 2005, respectively.

In addition, order-related research and development expenses for the Automation Products division amounted to $43 million, $47 million and $46 million in 2007, 2006 and 2005, respectively.

        An important focus of the division's research programs is the development of a range of global products that satisfies the need of global customers. Another focus of the division's R&D is on increasingly intelligent connected devices that enable both new functions, e.g., for diagnosis and maintenance, as well as easy integration into systems and industry solutions. Customer benefits and competitive differentiation targeted with this R&D include increases in safety, reliability, lower operating and maintenance costs, as well as reductions in environmental impact.

  Capital Expenditures

        The Automation Products division's capital expenditures for property, plant and equipment were $195 million in 2007, compared to $157 million and $140 million in 2006 and in 2005, respectively. Principal investments in 2007 were primarily related to ordinary course replacements of machinery and equipment mainly in Germany, Finland, Italy and China plus expansion investments in China, India and Estonia. Geographically, in 2007, Europe accounted for 73 percent of the capital expenditure, followed by 23 percent in Asia, 3 percent in the Americas and 1 percent in the Middle East and Africa.

Process Automation Division

  Overview

        The Process Automation division provides products, systems, and services for the automation and optimization of industrial processes. Our main offerings are process automation, plant electrification and quality control systems, analytical measurement devices, turbochargers and marine propulsion and control systems. Our key end markets are the oil and gas, pulp and paper, metals and minerals, chemicals and pharmaceuticals, turbocharging and marine industries. The division had approximately 26,100 employees as of December 31, 2007, and generated revenues of $6.4 billion in 2007.

        The Process Automation division offers its products both as separately sold devices and as part of a total automation system. Our technologies are marketed both through direct sales forces and third-party channels.

  The Process Automation Division

        The Process Automation division offers integrated process control systems, plant electrification systems, information management systems and industry-specific application knowledge for a variety of industries, primarily pulp and paper, minerals and mining, metals, chemicals and pharmaceuticals, oil and gas, turbocharging, power and the marine industry. Some of the Automation Product and Power Product divisions' products are integrated into the offering of the Process Automation division.

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

        The division's product offerings for the pulp and paper industries include quality control systems for pulp and paper mills, control systems, drive systems, on-line sensors, actuators and field instruments. On-line sensors measure product properties, such as weight, thickness, color, brightness, moisture content and additive content. Actuators allow the customer to make automatic adjustments during the production process to improve the quality and consistency of the product. Field instruments measure properties of the process, such as flow rate, chemical content and temperature.

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

        In the oil and gas sector, we provide onshore, offshore and sub-sea production technology, gas gathering and processing, refining, transportation and distribution applications. In the pharmaceuticals and fine chemicals areas, the business area provides solutions for applications including manufacturing, packaging, quality control and compliance with regulatory agencies.

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

  Customers

        The Process Automation division's end customers are primarily companies in the pulp and paper, minerals and mining, metals, chemicals and pharmaceuticals, oil and gas, turbocharging, power and the marine industries. In each of these industries, we sell both through direct sales forces as well as through third-party channels, such as distributors, wholesalers, installers, system integrators and OEMs.

  Sales and Marketing

        The Process Automation division uses a direct sales forces as well as third-party channel partners, such as distributors, system integrators and OEMs. For the division as a whole, the majority of revenues are derived through the division's own direct sales channels.

  Competition

        The Process Automation division's principal competitors vary by industry or product line but include, Emerson Electric Co., Honeywell, Invensys plc, Metso Automation, Rockwell Automation, Schneider Electric, Siemens AG, Voith AG, Aspen Technologies, and Yokogawa Electric Corporation.

  Research and Development

        Research and development expenses that were not order-related for the Process Automation division amounted to $181 million, $154 million and $142 million in 2007, 2006 and 2005, respectively. In addition, order-related research and development expenses for the Process Automation division amounted to $64 million, $79 million and $60 million in 2007, 2006 and 2005 respectively.

        An important focus of the division's research programs is the commitment to the development of the System 800xA control platform and related products and systems. As a result, the division's research is heavily focused on intelligent, "information enabled" products and devices that may be integrated easily into existing platforms to provide better access to real-time information across the business enterprise. Another focus of the division's R&D is on increasingly intelligent connected devices that enable both new functions, e.g., for diagnosis and maintenance, as well as easy integration into systems and industry solutions. Customer values and competitive differentiation targeted with this R&D include increases in safety, reliability, lower operating and maintenance costs, as well as reductions in environmental impact.

  Capital Expenditures

        The Process Automation division's capital expenditures for property, plant and equipment were $92 million in 2007, compared to $51 million and $31 million in 2006 and in 2005, respectively. Principal investments in 2007 were primarily related to a production facility in Finland and ordinary course purchases of machinery and equipment mainly in Switzerland, Algeria, China and Sweden. Geographically, in 2007, Europe accounted for 74 percent of the capital expenditure, followed by 10 percent in the Middle East and Africa, 9 percent in Asia and 7 percent in the Americas

Robotics Division

  Overview

        Our Robotics division offers robot products, systems and service for the automotive and manufacturing industries. The division develops standardized manufacturing cells for machine tending, welding, cutting, painting and finishing and provides packaged systems to automobile manufacturers for press automation, paint process automation and power train assembly. The division also provides a full range of robotics services, from product maintenance to system design. The division had approximately 4,900 employees as of December 31, 2007 and generated $1.4 billion of revenues in 2007. The Robotics division's manufacturing and research and development locations are organized globally, with major centers in China, the United States, Sweden, Norway and France.

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

        In the automotive industry, the division's products and systems are used in such areas as press shop, body shop, paint shop, power train assembly, trim and final assembly. General industry segments in which robotics solutions are used range from metal fabrication, foundry, plastics, glass and consumer goods to pharmaceuticals and the electronics industry. Typical general industry applications include welding, material handling, painting, picking, packing and palletizing.

        Shortened product life cycles and rapidly changing consumer preferences have brought new challenges to our robotics customers. They must be able to adapt their production lines to increasingly frequent changes in product design. At the same time, they have to continuously deliver their products faster and at higher quality standards. Furthermore, constant price pressure requires them to decrease production costs by improving manufacturing processes. Robots and robotics systems continue to play a key role in our customers' ability to adapt to their rapidly-changing business environment.

        Our services include design and project management, engineering, installation, training and life-cycle care of the complete production line.

  Customers

        The Robotics division's end customers are primarily companies in the automotive and manufacturing industries. We sell to these customers through direct sales forces as well as third-party channels, such as distributors, system integrators and OEMs.

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

  Competition

        The Robotics division's principal competitors vary by product and system but major competitors include Fanuc, Kuka and Yaskawa Electric Corporation as well as a growing base of small and medium sized system integrators.

  Research and Development

        Research and development expenses for the Robotics division in 2007 that were not order-related amounted to approximately $76 million, or 5.4 percent of revenues, as compared with $62 million and $65 million, in 2006 and 2005, respectively. The order-related research and development amounted to $28 million in 2007, as compared with $53 million in 2006 and $58 million in 2005.

  Capital Expenditures

        The Robotics division's capital expenditures for property, plant and equipment were $15 million in 2007, compared to $15 million and $14 million in 2006 and in 2005, respectively. Geographically, in 2007, Europe accounted for 61 percent of the capital expenditure, followed by Asia with 24 percent, and the Americas with 15 percent.

DISCONTINUED OPERATIONS

Overview

        The following businesses and costs are included in our Consolidated Financial Statements as discontinued operations at December 31, 2007, 2006 and 2005:

  •
  During the third quarter of 2007, we reclassified our transformer business in South Africa to discontinued operations based on an agreement to sell our 50 percent participation in ABB Powertech Transformers to Powertech, a wholly-owned subsidiary of the Altron Group. ABB Powertech Transformers is currently jointly owned in equal portions by ABB and Powertech.

  •
  Our Lummus Global business, which was sold during 2007.

  •
  Our Building Systems business in Germany, which was sold during 2007.

  •
  Our Cable business in Ireland, which was sold during 2006.

  •
  In 2006, we and the buyer of the upstream oil and gas business entered into an agreement to settle certain items which were disputed by the buyer after the closing of the transaction in 2004. In 2007 and 2006, we recorded income in connection with the release of certain provisions related to the divestment.

  •
  Our Power Lines businesses in Nigeria, Italy and Germany were sold in 2005. The operations in South Africa and Venezuela were sold in 2006. The remaining Power Lines businesses in Brazil and Mexico, which were sold during 2007.

  •
  The Lease Portfolio business in Finland, which was sold in November 2005.

  •
  Our Foundry and Control Valves businesses, which were sold in 2005.

  •
  Provisions and other expenses incurred in connection with asbestos-related claims. The status of our potential asbestos obligation is described in "Item 5. Operating and Financial Review and Prospects—Asbestos Liabilities," as well as in Note 16 to the Consolidated Financial Statements.

  •
  Legal, professional and other fees related to the above disposals.

See Note 3 to the Consolidated Financial Statements for additional information.

CAPITAL EXPENDITURES

        Total capital expenditures for property, plant and equipment including intangible assets amounted to $765 million, $556 million and $423 million in 2007, 2006 and 2005, respectively. Due to the current geographic distribution of our production facilities, capital expenditures in 2007 remained at a significant level in western Europe. Investments for capital expenditures in this region were primarily driven by upgrades of existing production facilities to improve productivity. Capital expenditures in emerging markets increased significantly in 2007 and continued to grow faster as compared to 2006 especially in India, Brazil, Mexico, the Czech Republic and Poland. Capital expenditures in China in 2007 were at a similar level as 2006, after a significant increase reported in 2005. Investments for capital expenditures in emerging markets were mostly made to expand or build new facilities to increase the production capacity needed due to rapid growth in these geographical markets.

        The carrying value of property, plant and equipment sold amounted to $30 million, $54 million and $81 million in 2007, 2006 and 2005 respectively. Of the total sales of property, plant and equipment in 2007, a significant portion related to real estate properties in Norway, Sweden and Italy. In 2006, the sale of property, plant and equipment was related mostly to real estate properties, primarily in Switzerland and Germany.

        Construction in progress for property, plant and equipment as of December 31, 2007 was $285 million, mainly in Sweden, the United States, China, India, Switzerland and Germany. As of December 31, 2006, the amount of construction in progress was $173 million, mainly in Germany, Finland, China, Sweden and Switzerland. We intend to finance our expenditures for construction in progress with operating cash flows.

        In 2008, we plan to continue increasing our capital expenditures to an amount which is higher than our expected annual depreciation and amortization charge. We anticipate higher capital investments in the emerging markets of Asia and relatively lower capital spending in Europe.

SUPPLIES AND RAW MATERIALS

        We purchase a variety of raw materials for use in our production and project execution processes. The primary materials used in our products, by weight, are steel, copper, aluminum, mineral oil and various plastics. We also purchase a wide variety of fabricated products and electronic components.

        We operate a worldwide supply chain management network with employees dedicated to this function in business units and key countries. Additionally, over twenty global commodity teams have been established to take advantage of opportunities to leverage the scale of the ABB Group, to optimize the efficiency of our supply networks, and to capture lowest possible costs worldwide.

        Our eBusiness activities have continued to expand in recent years, to:

  1.
  Include procurement for materials and services in many of our production facilities,

  2.
  Improve our collaboration with supplier partners, through tools such as ASCC, our supplier portal, and

  3.
  Enhance the transparency of our spending with further implementations to eSMART, our global sourcing information network.

        The price of raw materials is highly volatile, and may vary, perhaps substantially, from year to year. For many commodities we purchase, such as steel, copper, aluminum and products derived from crude oil, continuing global economic growth, sustained high demand from China and other emerging economies plus volatility in foreign exchange rates (particularly the U.S. dollar and the Euro) all led to significant increases in raw material costs and volatility for several commodities since 2003. While some increases will be offset through use of multi-year contracts and, in the case of copper and aluminum, through hedging, we expect global commodity prices to remain highly volatile, and may rise further in future years.

        We mitigate our exposure to commodity risk arising from changes in prices of raw materials by entering into hedges. We manage copper and aluminum price risk using swap and forward contracts based on London Metal Exchange prices or on New York Mercantile Exchange prices for these commodities. Our hedging policy is designed to minimize price volatility and create a stable cost base for the ABB Group. Hedging has the effect of minimizing the unfavorable impact of price increases in commodities, but it also limits the favorable impact of decreasing prices. Certain gains and losses derived from our commodity hedging transactions are deferred and reflected in the cost of goods sold when the underlying physical transaction affects cost of goods sold. In addition to using hedging to reduce our exposure to fluctuations in raw materials prices, in some cases we can reduce this risk by incorporating changes in raw materials prices into the prices of our products.

        Our costs for most of our electronic components, subassemblies and fabricated products remained stable, or in many cases decreased slightly, in 2007 compared to 2006. Procurement personnel in the business units, and in the countries in which ABB operates, along with the global commodities teams, continued to focus on component cost reduction efforts in these areas to partially mitigate the impact of the cost increases in raw materials.

        Although constraints have eased in the past year, there may still be occasional marketplace shortages of lead-free components due to the ongoing worldwide shift away from lead-based products.

RESEARCH AND DEVELOPMENT

        Each year, we invest significantly in research and development. Our research and development area focuses on developing and commercializing the core technologies of our businesses that are of strategic importance to our future growth. In 2007, 2006 and 2005, we invested $871 million, $758 million and $668 million, respectively, or approximately 3.0 percent, 3.3 percent, and 3.2 percent of annual consolidated revenues, respectively, on research and development activities. We also had expenditures of $302 million, $319 million and $305 million, respectively, or approximately 1.0 percent, 1.4 percent and 1.5 percent, respectively, of annual consolidated revenues in 2007, 2006 and 2005, on order-related development activities. These are customer- and project-specific development efforts that we undertake to develop or adapt equipment and systems to the unique needs of our customers in connection with specific orders or projects. Order-related development amounts are initially recorded in inventories as part of the work in progress of a contract and then are reflected in cost of sales at the time revenue is recognized in accordance with our accounting policies.

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

        Our research and development strategy focuses on three objectives:

  •
  To monitor and develop emerging technologies and create a innovative, sustainable technology base for the Company;

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

        Group research and development is carried out in two global laboratories for power and automation technologies, combining research units in the U.S., Europe and Asia. The cultural diversity and closeness to our customers and the world's best universities creates a breeding ground for success. We continue to expand our research and development activities in India and China, reflecting our growth strategy in Asia. Our corporate research center in Bangalore, India was launched in early 2002. As a focal point for software research, it develops platforms for both automation and power technologies. In China, research and development activity is focused on power transmission and distribution, manufacturing and robotics. It is centered in new facilities in Beijing and Shanghai, where our researchers are in close contact with Chinese universities and customers.

PATENTS AND TRADEMARKS

        We believe that intellectual property is as important as tangible assets for a technology group such as ABB. Over the past ten years, we have almost doubled our total number of first patent filings, and we intend to continue our aggressive approach to seeking patent protection. Currently, we have over 14,000 patent applications and registrations, of which approximately 7,000 are pending applications. In 2007, we filed patent applications for more than 650 new inventions. Based on our existing intellectual property strategy, we believe that we have adequate control over our core technologies. The "ABB" trademarks and logo are protected in all of the countries in which we operate. We aggressively defend the reputation associated with the ABB brand.

SUSTAINABILITY ACTIVITIES

        Sustainability management is one of our highest business priorities. We address sustainability issues in all our business operations. Our goal is to improve our social and environmental performance continuously, and improve the quality of life in the communities and countries where we operate.

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

  •
  Applying non-financial risk assessment to projects;

  •
  Sharing our latest technologies with emerging markets by, for example, helping customers in developing countries implement environmentally sound processes and technologies and providing environmental awareness training;

  •
  Ensuring that our operations and processes comply with applicable environmental standards and social legislation. Specifically, every operating unit must implement an environmental management system that continuously improves its environmental performance;

  •
  Ensuring that our social and environmental policies are communicated and implemented;

  •
  Working towards achieving best practices in occupational health and safety, and ensuring the health and safety of our employees, contractors and others involved in or affected by our activities; and

  •
  Favoring suppliers that have sustainability policies and systems similar to our own.

        To continuously improve the environmental performance of our own operations, we are implementing environmental management systems according to the ISO 14001 standard at all our sites. We have implemented the ISO 14001 in more than 95 percent of our manufacturing facilities and service workshops (approximately 350 sites) and our environmental management program now includes operations in approximately 50 countries. For non-manufacturing sites we are implementing an adapted environmental management system in order to ensure continual improvement of performance.

        We have Environmental Product Declarations to communicate the environmental performance of our core products. These describe the salient environmental aspects and impacts of a product line, viewed over its complete life cycle. Declarations are based on Life Cycle Assessment studies, created according to the international standard ISO/TR 14025. To date, approximately 100 declarations have been produced for major product lines, some of which have been externally certified by agencies such as Det Norske Veritas ("DNV") of Norway and the RINA Management System Certification Society in Italy.

        We have expanded the scope of our environmental reporting in recent years. In 2007, a total of 85 percent of our employees were covered by confirmed data gathered through ABB's formal environmental reporting system that is verified by an independent verification body. The parts of our business that are not yet covered by our reporting system, mainly sales offices in countries where we do not perform manufacturing, have very limited environmental exposure. A total of 10 environmental incidents were reported in 2007, none of which had a material environmental impact.

        For social performance, a total of 94 percent of employees are covered by confirmed data gathered through ABB's formal social reporting system that is verified by an independent verification body. The parts of our business that are not yet covered by our reporting system, mainly sales offices in countries where we do not perform manufacturing, have very limited social exposure.

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

        We have retained liability for environmental remediation costs at two sites in the United States that were operated by our former nuclear business, which we have sold to BNFL. The primary environmental liabilities associated with these sites relate to the costs of remediating radiological contamination upon decommissioning the facilities. See Note 16—Commitments and contingencies to our Consolidated Financial Statements.

REGULATION

        Our operations are subject to numerous governmental laws and regulations including those governing antitrust and competition, corruption, the environment, securities transactions and disclosures, import and export of products, currency conversions and repatriation, taxation of foreign earnings and earnings of expatriate personnel and use of local employees and suppliers.

        As a reporting company under Section 12 of the U.S. Securities Exchange Act of 1934, we are subject to the FCPA's antibribery provisions with respect to our conduct around the world.

        Our operations are also subject to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, as implemented by the 34 signatory countries. The convention obliges signatories to adopt national legislation that makes it a crime to bribe foreign public officials. As of December 31, 2007, those countries which have adopted implementing legislation and have ratified the convention include the United States and several European nations in which we have significant operations.

        We conduct business in certain countries known to experience governmental corruption. While we are committed to conducting business in a legal and ethical manner, our employees or agents have taken, and in the future may take, actions that violate the U.S. FCPA, legislation promulgated pursuant to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, antitrust laws or other laws or regulations. These actions have resulted and could result in monetary or other penalties against us and could damage our reputation and, therefore, our ability to do business. For more information, see "Item 8. Financial Information—Legal Proceedings."

SIGNIFICANT SUBSIDIARIES

        ABB Ltd, Zurich, Switzerland is the ultimate parent company of the ABB Group, which is comprised of 310 consolidated operating and holding subsidiaries worldwide, as of February 29, 2008. In addition to ABB Ltd Zurich, the only other listed company in the ABB Group is ABB Ltd, India, which is listed on the Bombay Stock Exchange and the National Stock Exchange in India.

        The following table sets forth, as of February 29, 2008, the name, country of incorporation and ownership interest of ABB Ltd in its significant subsidiaries:

Company Name	Country	ABB Group Interest %
ABB S.A., Buenos Aires	ARGENTINA	100.00
ABB Australia Pty Limited, Sydney	AUSTRALIA	100.00
ABB AG, Vienna	AUSTRIA	100.00
ABB Ltda., Osasco	BRAZIL	100.00
ABB Bulgaria EOOD, Sofia	BULGARIA	100.00
ABB Inc., St. Laurent, Quebec	CANADA	100.00
ABB (China) Ltd., Beijing	CHINA	100.00
Asea Brown Boveri Ltda., Bogotá	COLOMBIA	99.99
ABB Ltd., Zagreb	CROATIA	100.00
ABB s.r.o., Prague	CZECH REPUBLIC	100.00
ABB A/S, Skovlunde	DENMARK	100.00
ABB Ecuador S.A., Quito	ECUADOR	96.87
Asea Brown Boveri S.A.E., Cairo	EGYPT	100.00
ABB AS, Tallinn	ESTONIA	100.00
ABB Oy, Helsinki	FINLAND	100.00
ABB S.A., Rueil-Malmaison	FRANCE	100.00
ABB AG, Mannheim	GERMANY	100.00
ABB Automation GmbH, Mannheim	GERMANY	100.00
ABB Automation Products GmbH, Ladenburg	GERMANY	100.00
ABB Beteiligungs- und Verwaltungsges. mbH, Mannheim	GERMANY	100.00
Asea Brown Boveri S.A., Metamorphossis Attica	GREECE	100.00
ABB (Hong Kong) Ltd., Hong Kong	HONG KONG	100.00
ABB Engineering Trading and Service Ltd., Budapest	HUNGARY	100.00
ABB Limited, Bangalore	INDIA	52.11
ABB Ltd, Dublin	IRELAND	100.00
ABB Technologies Ltd., Tirat Carmel	ISRAEL	99.99
ABB S.p.A., Milan	ITALY	100.00
ABB Trasmissione & Distribuzione S.p.A., in liquidazione Milan	ITALY	100.00
ABB Technology S.A., Abidjan	IVORY COAST	99.00
ABB K.K., Tokyo	JAPAN	100.00
ABB Ltd., Seoul	KOREA, REPUBLIC OF	100.00
ABB Holdings Sdn. Bhd., Subang Jaya	MALAYSIA	100.00
Asea Brown Boveri S.A. de C.V., Tlalnepantla	MEXICO	100.00
ABB BV, Rotterdam	NETHERLANDS	100.00
ABB Finance BV, Amsterdam	NETHERLANDS	100.00
ABB Holdings BV, Amsterdam	NETHERLANDS	100.00

ABB Limited, Auckland	NEW ZEALAND	100.00
ABB Holding AS, Billingstad	NORWAY	100.00
ABB S.A., Lima	PERU	76.34
Asea Brown Boveri Inc., Paranaque, Metro Manila	PHILIPPINES	100.00
ABB Sp. zo.o., Warsaw	POLAND	99.83
ABB (Asea Brown Boveri), S.A., Paco de Arcos	PORTUGAL	100.00
Asea Brown Boveri Ltd., Moscow	RUSSIAN FEDERATION	100.00
ABB Contracting Company Ltd., Riyadh	SAUDI ARABIA	65.00
ABB Holdings Pte. Ltd., Singapore	SINGAPORE	100.00
ABB Holdings (Pty) Ltd., Sunninghill	SOUTH AFRICA	80.00
Asea Brown Boveri S.A., Madrid	SPAIN	100.00
ABB AB, Västerås	SWEDEN	100.00
ABB Norden Holding AB, Västerås	SWEDEN	100.00
ABB Asea Brown Boveri Ltd, Zurich	SWITZERLAND	100.00
ABB Schweiz AG, Baden	SWITZERLAND	100.00
ABB LIMITED, Bangkok	THAILAND	100.00
ABB Holding A.S., Istanbul	TURKEY	99.95
ABB Ltd., Kiev	UKRAINE	100.00
ABB Holdings Limited, Warrington	UNITED KINGDOM	100.00
ABB Limited, Warrington	UNITED KINGDOM	100.00
ABB Holdings Inc., Norwalk	UNITED STATES	100.00
ABB Inc., Norwalk CT	UNITED STATES	100.00
Asea Brown Boveri S.A., Caracas	VENEZUELA	100.00
ABB (Private) Ltd., Harare	ZIMBABWE	100.00

DESCRIPTION OF PROPERTY

        As of December 31, 2007, the ABB Group occupied real estate in approximately 100 countries throughout the world. The facilities consist mainly of manufacturing plants, office buildings, research centers and warehouses. A substantial portion of our production and development facilities are situated in Germany, Sweden, the United States, Switzerland, China, Finland, India and Italy. We also own or lease other properties, including office buildings, warehouses, research and development facilities and sales offices in many countries. We own essentially all of the machinery and equipment used in our manufacturing operations.

        From time to time, we have a surplus of space arising from acquisitions, production efficiencies and/or restructuring of operations. Normally, we seek to sell such surplus space which may involve leasing property to third parties for an interim period.

        The net book value of our property, plant and equipment as of December 31, 2007 was $3,246 million, of which machinery and equipment represented $1,431 million, land and buildings represented $1,530 million and construction in progress of $285 million. We believe that our current facilities are in good condition and are adequate to meet the requirements of our present and foreseeable future industrial operations.

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

MANAGEMENT OVERVIEW

        We continued our focus during 2007 on our core strengths: power and automation products, systems and services that increase grid reliability and industrial productivity and result in significant energy savings.

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

        Our goals for 2007 were centered around three areas: Strategy, Execution and People.

Strategy

        We believe our strategy in 2007 was sound. Our businesses supported both growth and profitability as a result of their leading market positions and competitive technologies. Furthermore, our global geographic scope has provided us with strong positions in the high-growth regions of Asia—with particular focus on China and India—and the Middle East, and we have continued to serve established, mature markets in Europe and North America where demand has also continued to grow.

Execution

        Execution continued to be our top priority. We have maintained in 2007 attractive organic growth through our range of technologies and superior service. We continued to drive our operating margins upward through cost control, productivity improvements and risk control in all of our divisions. Our execution framework has centered around our business processes, regular business and project reviews, a flat organizational structure and a focus on compliance.

People

        We continued during 2007 to build on our sound foundation as an attractive, dynamic global employer. We focused on retaining and recruiting quality people for our growth areas. Our professional development program has continued to center around values, leadership and business ethics, and our corporate culture has continued to be grounded in compliance to our policies and applicable laws. While we continue to deal with compliance issues we believe that our zero tolerance policy has improved the compliance culture.

Outlook

        The global market for power transmission and distribution infrastructure is expected to remain positive in 2008. Demand is forecast to be driven in Europe and North America by the need for equipment replacement, improved grid reliability and efficiency and further grid interconnections. In Asia and the Middle East and Africa, demand is expected to be driven by the development of new power infrastructure.

        The industrial automation market is expected to remain attractive in the emerging economies, driven by high commodity prices and the need for greater energy efficiency and process quality. In the mature economies, some countries or early-cycle sectors may see a dampening of demand related to slower overall economic growth.

        This outlook could be adversely impacted by the deteriorating financial markets situation.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

General

        We prepare our Consolidated Financial Statements in accordance with U.S. GAAP.

        The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis, including, but not limited to, those related to: costs expected to be incurred to complete projects; costs of product guarantees and warranties; provisions for bad debts; recoverability of inventories, investments, fixed assets, goodwill and other intangible assets; income tax related expenses and accruals; provisions for restructuring; gross profit margins on long-term construction-type contracts; pensions and other postretirement benefit assumptions and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        We deem an accounting policy to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made and if different estimates that reasonably could have been used, or if changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact our Consolidated Financial Statements. We also deem an accounting policy to be critical when the application of such policy is essential to our ongoing operations. We believe the following critical accounting policies reflect significant estimates and assumptions that we use in preparing our Consolidated Financial Statements. These policies should be considered when reading our Consolidated Financial Statements.

Revenues and cost of sales recognition

        We generally recognize revenues when persuasive evidence of an arrangement exists to sell products and/or services, the price is fixed or determinable, collectibility is reasonably assured and upon transfer of title, including the risks and rewards of ownership, or upon the rendering of services.

        When multiple elements, such as products and services, are contained in a single arrangement or in related arrangements with the same customer, we allocate revenue to each element based on its relative fair value or according to the residual method should no evidence for the fair value of the delivered item be available, provided that such element meets the criteria for treatment as a separate unit of accounting. The allocation of the sales price between delivered elements and undelivered elements might affect the amount of revenue recorded in certain periods, but would not change the total revenue recognized on the contract.

        Revenues from contracts that contain customer acceptance provisions are deferred, in whole or in part, until customer acceptance occurs, or we have demonstrated the customer-specified objective criteria are satisfied or the contractual acceptance period has lapsed.

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

        Revenues under long-term contracts are recognized using the percentage-of-completion method of accounting pursuant to Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts ("SOP 81-1"). We principally use the cost-to-cost or delivery events method to measure progress towards completion on contracts. Management determines the method used by type of contract based on its judgment as to which method best measures progress towards completion on contracts.

        The percentage-of-completion method of accounting involves the use of assumptions and projections, principally relating to future material, labor and overhead costs. As a consequence, there is a risk that total contract costs will exceed those we originally estimated and the margin will decrease. This risk increases if the duration of a contract increases or if the project is a fixed-price turnkey project, because there is a higher probability that the circumstances upon which we originally developed estimates will change, resulting in increased costs that we may not recover. Factors that could cause costs to increase include:

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

  •
  Penalties incurred as a result of not completing portions of the project in accordance with agreed upon time limits and

  •
  Delays caused by unexpected conditions or events.

        Changes in our initial assumptions, which we review on a regular basis between balance sheet dates, may result in revisions to estimated costs, current earnings and anticipated earnings. We recognize these changes in the period in which the changes in estimates are determined. By recognizing changes in estimates cumulatively, recorded revenue and costs to date reflect the current estimates of the stage of completion of each project. Additionally, losses on long-term contracts are recognized in the period when they are identified and are based upon the anticipated excess of contract costs over the related contract revenues.

        Short-term construction-type contracts or long-term contracts for which reasonably dependable estimates cannot be made or for which inherent hazards make estimates doubtful are accounted for under the completed-contract method as required by SOP 81-1. Revenues under the completed-contract method are recognized upon substantial completion that is acceptance by the customer, compliance with performance specifications demonstrated in a factory acceptance test or similar event.

        As a result of the above policies, judgment in the selection and application of revenue recognition methods must be made.

Accounting for discontinued operations

        In accordance with our strategy, we have sold and plan to sell certain businesses that are not part of our core business. Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"), broadened the presentation of discontinued operations to include disposal transactions involving less than an entire reporting segment, when certain criteria are met. The purpose of SFAS 144 is to allow historically comparable data to be available to investors without the distortions created by divestments or the closure or abandonment of businesses, thereby improving the predictive value of financial statements. SFAS 144 requires the revenues and results, net of taxes, of certain divestments and abandonments, to be classified as discontinued operations below income from continuing operations in our Consolidated Income Statements and requires the related assets and liabilities to be classified as assets or liabilities held for sale and in discontinued operations in our Consolidated Balance Sheets.

        In order to classify a business as a discontinued operation, SFAS 144 requires certain criteria be met. In certain cases, significant interpretation is required to determine the appropriate classification. Changes in plans regarding the sale of a business may affect our interpretation as to whether a business should be classified as a discontinued operation. Reclassification to or from discontinued operations may have a material impact on our income from continuing operations and the individual components thereof.

        In the Consolidated Statements of Cash Flows, we have included the businesses classified as discontinued operations together with continuing operations in the individual line items within cash from operating, investing and financing activities, as permitted by U.S. GAAP.

        For a more detailed description of our discontinued operations, see "Discontinued operations" and "Note 3 Acquisitions, divestments and discontinued operations" to our Consolidated Financial Statements.

Goodwill and other intangible assets

        We review goodwill for impairment annually as of October 1 and additionally whenever events or changes in circumstances indicate the carrying value of an intangible asset may not be recoverable in accordance with SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). SFAS 142 requires that a two-step impairment test be performed on goodwill. In the first step, we compare the fair value of each reporting unit to its carrying value. Our reporting units represent the reportable segments identified in "Note 24 Operating segment and geographic data" to our Consolidated Financial Statements, except in our Power Products and Process Automation divisions where our reporting units are represented by the level below these reportable segments. We use a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and no further testing is performed. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step to determine the implied fair value of the reporting unit's goodwill and compare it to the carrying value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then we record an impairment loss equal to the difference.

        We review intangible assets in accordance with SFAS 144 and accordingly test for impairment upon the occurrence of certain triggering events, such as a decision to divest a business or projected losses of an entity.

        Cash flow models used in evaluating impairments are dependent on a number of factors including estimates of future cash flows and other variables and require that we make significant estimates and judgments, involving variables such as sales volumes, sales prices, sales growth, production and operating costs, capital expenditures, market conditions and other economic factors. Further, discount rates used in the discounted cash flow model to calculate the fair value require the determination of variables such as the risk free rate and the equity market risk premium. We base our fair value estimates on assumptions we believe to be reasonable, but which are unpredictable and inherently uncertain. Actual future results may differ from those estimates. Additionally, we consider our market capitalization on the date we perform the analysis.

        We record any related impairment charge in other income (expense), net, in our Consolidated Income Statement, unless it is related to a discontinued operation, in which case the charge is recorded in income (loss) from discontinued operations, net of tax.

Pension and postretirement benefits

        As more fully described in "Note 19 Employee benefits" to our Consolidated Financial Statements, we operate pension plans that cover a large percentage of our employees. We use actuarial valuations to determine our pension and postretirement benefit costs and credits. The amounts calculated depend on a variety of key assumptions, including discount rates and expected return on plan assets. Under U.S. GAAP we are required to consider current market conditions in selecting these assumptions. In particular the discount rates are reviewed annually based on changes in long-term, highly rated corporate bond yields. Decreases in the discount rates result in an increase in the projected benefit obligation and in pension costs.

        Under U.S. GAAP, we accumulate and amortize over future periods actual results that differ from the assumptions used. Therefore, actual results generally affect our recognized expense for pension and other postretirement benefit obligations in future periods.

        The funded status, which can increase or decrease based on the performance of the financial markets or changes in our assumptions regarding rates, does not represent a mandatory short-term cash obligation. Instead, the funded status of a pension plan is the difference between the projected benefit obligation to employees ("PBO") and the fair value of the plan assets. The funded status of our pension plans as of December 31, 2007, was $22 million overfunded compared to an underfunding as of December 31, 2006, of $115 million. Our other postretirement plans were underfunded by $215 million and $222 million as of December 31, 2007 and 2006, respectively.

        The amount of pension and other postretirement plan liabilities at December 31, 2007 and 2006, recognized in accumulated other comprehensive loss, net of tax, was $486 million and $629 million, respectively.

        We made non-cash contributions of $49 million and $449 million of available-for-sale debt securities to certain of our pension plans in Germany in 2007 and 2006, respectively. We also made cash contributions of $248 million and $199 million to other pension plans and $12 million and $18 million to other benefit plans during 2007 and 2006, respectively. We anticipate contributing a total of approximately $200 million to our pension plans and $18 million to our postretirement benefit plans, respectively, in 2008, to meet minimum statutory requirements. We may make additional discretionary pension contributions during 2008.

        At December 31, 2007 and 2006, in accordance with SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 123(R) ("SFAS 158"), we recorded in our Consolidated Balance Sheets a prepaid asset of $380 million and $373 million, respectively and a non-current liability of $631 million and $809 million, respectively. At December 31, 2007 and 2006, we recorded in our Consolidated Balance Sheets current accrued pension costs of $22 million and $13 million, respectively, in relation to pension benefits and $18 million and $18 million, respectively, in relation to other benefits. Additionally, at December 31, 2007 and 2006, we recorded in our Consolidated Balance Sheets non-current accrued pension costs of $335 million and $473 million, respectively, in relation to pension benefits and $197 million and $204 million, respectively, in relation to other benefits.

        The expected return on plan assets is reviewed regularly and considered for adjustment annually based on current and expected asset allocations and represents the long-term return expected to be achieved. Decreases in the expected return on plan assets result in an increase to pension costs. An increase or decrease of 0.5 percent in the expected long-term rate of asset return would have decreased or increased, respectively, the net periodic benefit cost in 2007 by approximately $45 million.

        Holding all other assumptions constant, a 0.25 percentage point decrease in the discount rate would have increased the PBO related to our pension plans by approximately $260 million, while a 0.25 percentage point increase in the discount rate would have decreased the PBO related to our pension plans by approximately $252 million.

        The determination of pension expense and pension funding is based on a variety of rules and regulations. Changes in these rules and regulations could impact the calculation of pension plan liabilities and the valuation of pension plan assets. They may also result in higher pension costs, additional financial statement disclosure and accelerate and increase the need to fund our pension plans. There are currently a number of legislative proposals being considered that, if enacted, would change the current rules. Most of these proposals would accelerate the pension funding as compared to the funding under existing rules.

        We have multiple non-pension postretirement benefit plans. Our health care plans are generally contributory with participants' contributions adjusted annually. For purposes of estimating our health care costs, we have assumed health care cost increases to be 10.72 percent per annum for 2008, gradually declining to 4.96 percent per annum by 2017 and to remain at that level thereafter.

Taxes

        In preparing our Consolidated Financial Statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. We account for deferred taxes by using the asset and liability method. Under this method, we determine deferred tax assets and liabilities based on temporary differences between the financial reporting and the tax bases of assets and liabilities. Deferred taxes are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. We recognize a deferred tax asset when it is more likely than not that the asset will be realized. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based upon historical losses, projected future taxable income and the expected timing of the reversals of existing temporary differences. To the extent we increase or decrease this allowance in a period, we recognize the change in the allowance within provision for taxes in the Consolidated Income Statements unless the change relates to discontinued operations, in which case the change is recorded in income (loss) from discontinued operations, net of tax. Unforeseen changes in tax rates and tax laws, as well as differences in the projected taxable income as compared to the actual taxable income, may affect these estimates.

        We operate in numerous tax jurisdictions and, as a result, are regularly subject to audit by tax authorities. We provide for tax contingencies, including potential tax audits, on the basis of the technical merits of the contingency, including applicable tax law, OECD guidelines and our best knowledge of the facts and circumstances. Although we believe that our tax estimates are reasonable and that appropriate tax reserves have been made, the final determination of tax audits and any related litigation could be different than that which is reflected in our income tax provisions and accruals.

        With the introduction of Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48") as of January 1, 2007, accounting for tax contingencies requires that an estimated loss from a contingency be accrued as a charge to income if it is more likely than not that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. The required amount of provisions for contingencies of any type may change in the future due to new developments.

Consolidation

        We evaluate our investments in operating companies, joint ventures and other types of investments to determine whether consolidation or the cost or equity method of accounting is appropriate. This determination is based upon our ability to retain and exercise control through our decision-making powers and our ability to exercise significant influence over the entity, as well as our ownership interests in the entity.

        Material changes in our ability to retain control and exercise significant influence over an entity could change the accounting method between consolidation or the cost or equity methods, which could have a material impact on our Consolidated Financial Statements.

        Additionally, pursuant to FASB Interpretation No. 46, Consolidation of Variable Interest Entities—an interpretation of ARB No. 51 ("FIN 46") and revised Interpretation No. 46 ("FIN 46R"), we consolidate our interest in variable interest entities ("VIEs") if we are considered the primary beneficiary. For those VIEs where we are not the primary beneficiary, we apply our existing consolidation policies in accordance with U.S. GAAP.

        In determining the primary beneficiary of a VIE, we are required to make projections of expected losses and expected residual returns to be generated by that VIE. These projections require us to use assumptions, including assumptions regarding the probability of cash flows. Expected losses and expected residual returns materially different from those projected could result in the identification of another entity as the primary beneficiary. A change in the contractual arrangements or ownership between the parties involved in the VIE could have an impact on our determination of the primary beneficiary, which in turn could have a material impact on our Consolidated Financial Statements.

Contingencies

        As more fully described in the Section below entitled "Contingencies and retained liabilities" and in "Note 16 Commitments and contingencies" to our Consolidated Financial Statements, we are subject to proceedings, lawsuits, other claims and inquiries, as well as environmental, labor, product, regulatory and other liabilities. We are required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue, often with assistance from both internal and external legal counsel and technical experts. The required amount of a provision for a contingency of any type may change in the future due to new developments in the particular matter, including changes in the approach to its resolution.

        We provide for anticipated costs for warranties when we recognize revenues on the related products or contracts. Warranty costs include calculated costs arising from imperfections in design, material and workmanship in our products. Although we generally make assessments on an overall, statistical basis, we make individual assessments on contracts with risks resulting from order-specific conditions or guarantees. There is a risk that actual warranty costs may exceed the amounts provided for, which would result in a deterioration of earnings in the future when these actual costs are determined.

NEW ACCOUNTING PRONOUNCEMENTS

        In September 2006, the Financial Accounting Standards Board issued SFAS No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and enhances fair value measurement disclosure. SFAS 157 does not require any new fair value measurements and eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 provides a single definition for fair value that is to be applied consistently for all accounting applications (excluding requirements of other standards) and also generally describes and prioritizes according to reliability the methods and inputs used in valuations. In February 2008 the FASB issued Staff Position FSP No. 157-b, the Effective Date of FASB Statement No. 157" ("FSP 157-b"). FSP 157-b delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of the first quarter of 2009. We are currently evaluating the impact of adopting SFAS 157 on our fair value measurements with respect to those nonfinancial assets and nonfinancial liabilities that are subject to delayed application under FSP 157-b. With respect to fair value measurement of financial instruments, the adoption of SFAS 157 is not expected to have a significant impact on our Consolidated Financial Statements. However, the resulting fair values calculated under SFAS 157 after adoption may be different than the fair values that would have been calculated under previous guidance.

        In February 2007, the Financial Accounting Standards Board issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115 ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is expected to expand the use of fair value measurement. SFAS 159 is effective for us as of the beginning of the first quarter of 2009. We will consider the adoption of SFAS 159 for new financial transactions entered into after December 31, 2007.

        In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 ("SFAS 160") and revised Statement of Financial Accounting Standards No. 141, Business Combinations "(SFAS 141R"). The statements require most assets, liabilities, noncontrolling interests and goodwill acquired in a business combination to be recorded at full fair value and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both statements are effective for us in 2009 and earlier adoption is prohibited. We will apply SFAS 141R to business combinations occurring after the effective date. SFAS 160 will be applied prospectively, with the exception of the presentation and disclosure requirements which will be made on a retrospective basis, to all noncontrolling interests, including any that arose before the effective date. After adoption, noncontrolling interests of $592 million and $451 million in 2007 and 2006, respectively, will be classified as a part of stockholders' equity. Income attributable to minority interest of $244 million and $179 million in 2007 and 2006, respectively, will be excluded from net income, although such income will continue to be deducted to calculate earnings per share. Purchases and sales of minority interest will be reported in equity.

ACQUISITIONS, INVESTMENTS AND DIVESTITURES

Acquisitions and investments

        During 2007, 2006 and 2005, we invested $54 million, $3 million and $27 million in 14, 11 and 22 new businesses, joint ventures or affiliated companies, respectively.

Divestitures of businesses, joint ventures and affiliated companies

        In 2007, 2006 and 2005, we received (paid) cash, net of cash disposed, from sales of businesses, joint ventures and affiliated companies of $1,142 million, $27 million and ($97) million, respectively. In relation to these transactions, we recognized gains in 2007, 2006 and 2005, within other income (expense), net, of $11 million, $3 million and $20 million, respectively. We also recognized gains and losses related to the sale of operations in 2007, 2006 and 2005, within income (loss) from discontinued operations, net of tax, of $530 million, ($83) million and ($16) million, respectively.

Divestitures in 2007

        In November 2007, we completed the sale of Lummus Global ("Lummus") to Chicago Bridge & Iron Company ("CB&I"). ABB received net cash proceeds of approximately $810 million. Lummus had revenues of $985 million and $929 million for the years ended December 31, 2006 and 2005, respectively. Income for 2006 and 2005 was $9 million and $36 million, respectively, recorded in income (loss) from discontinued operations, net of tax. Up to the divestment date in 2007, Lummus had revenues of $870 million and income of $9 million, recorded in income (loss) from discontinued operations, net of tax. We recognized a gain on the sale of Lummus of $530 million, which was recorded in income (loss) from discontinued operations, net of tax.

        In April 2007, we completed the sale of our Building Systems business in Germany, which was reported in discontinued operations. The business had revenues of $286 million and $354 million for the years ended December 31, 2006 and 2005, respectively. Losses for 2006 and 2005 were $65 million and $20 million, respectively, recorded in income (loss) from discontinued operations, net of tax. Of the loss reported for 2006, $67 million was an impairment charge based upon the proceeds which were expected from the sale of the business. Up to the divestment date in 2007, the business had revenues of $47 million and a loss of $2 million, recorded in income (loss) from discontinued operations, net of tax.

        In May 2007, we completed the sale of our stake in Jorf Lasfar, a power plant based in Morocco and our stake in ST-CMS Electric Company Private Limited (Neyveli) a power plant in India. Our share of the pre-tax earnings of Jorf Lasfar was $21 million, $67 million and $62 million for the years ended December 31, 2007, 2006 and 2005, respectively. Our share of the pre-tax earnings of Neyveli for the years ended December 31, 2007, 2006 and 2005, was $4 million, $9 million and $23 million, respectively. The transaction resulted in a gain of approximately $38 million which is included in continuing operations.

        In 2007, we sold our Power Lines businesses in Brazil and Mexico for a sales price of $20 million and a gain of $0 million. These businesses had revenues of $80 million and $84 million and income (loss) of ($4) million and $3 million for the years ended December 31, 2006 and 2005, respectively. Income (loss) in 2006 and 2005 was recorded in income (loss) from discontinued operations, net of tax. Up to the divestment date in 2007, these businesses had revenues of $39 million and reported a loss of $3 million recorded in income (loss) from discontinued operations, net of tax.

Divestitures in 2006

        In December 2006, we sold our Cable business in Ireland. The business had revenues of $95 million and $76 million for the years ended December 31, 2006 and 2005, respectively. Losses for 2006 and 2005 were $48 million and $15 million respectively and were recorded in income (loss) from discontinued operations, net of tax. The majority of the $48 million loss reported in 2006 related to the sale of the business.

        In 2006, we sold our Power Lines businesses in Venezuela and South Africa. These businesses had revenues of $8 million and $18 million and a loss of ($1) million and $0 million for the years ended

December 31, 2006 and, 2005, respectively, recorded in income (loss) from discontinued operations, net of tax.

Divestitures in 2005

        In November 2005, we completed the sale of our remaining Structured Finance business by divesting our Lease Portfolio business in Finland. At the time of sale, the Lease Portfolio business held lease and loan financial receivables of approximately $300 million and was the last remaining major entity of our Structured Finance business. We recorded a loss of $28 million in income (loss) from discontinued operations, net of tax, principally related to the loss on the sale of the business.

        In 2005, we sold our Control Valves business in Japan. This business had revenues of $26 million as well as income of $15 million recorded in income (loss) from discontinued operations, net of tax, in 2005. The income in 2005 includes $14 million related to the gain on the sale of the business, recorded in income (loss) from discontinued operations, net of tax.

        In 2005, we completed the sale of our Foundry business. The business had revenues of $41 million in 2005 and a loss of $1 million recorded in income (loss) from discontinued operations, net of tax.

        In 2005, we completed the sale of our Power Lines businesses in Nigeria, Italy and Germany. These businesses had revenues of $27 million and a loss of $12 million in 2005, recorded in income (loss) from discontinued operations, net of tax.

        In 2005, we also sold our equity interest in the Termobahia power project in Brazil for $46 million and recorded a loss in other income (expense), net, of $4 million related to this investment.

EXCHANGE RATES

        We report our financial results in U.S. dollars ("USD" or "$"). A significant amount of our revenues, expenses, assets and liabilities are denominated in other currencies due to our global operations. As a consequence, movements in exchange rates between currencies may affect:

  •
  Our profitability;

  •
  The comparability of our results between periods and

  •
  The carrying value of our assets and liabilities.

We translate non-USD denominated results of operations, assets and liabilities and cash flows to USD in our Consolidated Financial Statements. Balance sheet items are translated to USD using year-end currency exchange rates. Income statement and cash flow items are translated to USD using the average currency exchange rate over the relevant period.

        Increases and decreases in the value of the USD against other currencies will affect the reported results of operations in our Consolidated Income Statements and the value of certain of our assets and liabilities in our Consolidated Balance Sheets, even if our results of operations or the value of those assets and liabilities have not changed in their original currency. Because of the impact foreign exchange rates have on our reported results of operations and the reported value of our assets and liabilities, changes in foreign exchange rates could significantly affect the comparability of our reported results of operations between periods and result in significant changes to the reported value of our assets, liabilities and shareholders' equity, as has been the case during the period from 2005 through 2007.

        While we operate globally and report our financial results in USD, because of the location of our significant operations and because our headquarters are in Switzerland, exchange rate movements between the USD and both the euro ("EUR") and the Swiss franc ("CHF") are of particular importance to us.

        The exchange rates between the USD and the EUR and the USD and the CHF as of December 31, 2007, 2006 and 2005, were as follows:

Exchange rates into $	2007	2006	2005
EUR 1.00	1.47	1.32	1.18
CHF 1.00	0.89	0.82	0.76

        The average exchange rates between the USD and the EUR and the USD and the CHF for the years ended December 31, 2007, 2006 and 2005, were as follows:

Exchange rates into $	2007	2006	2005
EUR 1.00	1.37	1.25	1.25
CHF 1.00	0.84	0.80	0.81

        When we incur expenses that are not denominated in the same currency as the related revenues, foreign exchange rate fluctuations could adversely affect our profitability. To mitigate the impact of exchange rate movements on our profitability, it is our policy to enter into forward foreign exchange contracts to manage the foreign exchange risk of our operations.

        In 2007, approximately 88 percent of our consolidated revenues were reported in currencies other than USD. Of that amount, the following percentages were reported in the following currencies:

  •
  Euro, approximately 29 percent;

  •
  Chinese renminbi, approximately 9 percent;

  •
  Swedish krona, approximately 5 percent;

  •
  Swiss franc, approximately 5 percent and

  •
  Indian rupee, approximately 5 percent.

In 2007, approximately 90 percent of our cost of sales and selling, general and administrative expenses were reported in currencies other than USD. Of that amount, the following percentages were reported in the following currencies:

  •
  Euro, approximately 34 percent;

  •
  Chinese renminbi, approximately 7 percent;

  •
  Swedish krona, approximately 9 percent;

  •
  Swiss franc, approximately 9 percent and

  •
  Indian rupee, approximately 3 percent.

We also incur expenses other than cost of sales and selling, general and administrative expenses in various currencies.

        The results of operations and financial position of many of our subsidiaries outside of the United States are reported in the currencies of the countries in which those subsidiaries reside. We refer to these currencies as "local currencies." Local currency financial information is then translated into USD at applicable exchange rates for inclusion in our Consolidated Financial Statements.

        The discussion of our results of operations below provides certain information with respect to orders, revenues, earnings before interest and taxes and other measures as reported in USD (as well as in local currencies). We measure period-to-period variations in local currency results by using a constant foreign exchange rate for all periods under comparison. Differences in our results of operations in local currencies as compared to our results of operations in USD are caused exclusively by changes in currency exchange rates.

        While we consider our results of operations as measured in local currencies to be a significant indicator of business performance, local currency information should not be relied upon to the exclusion of U.S. GAAP financial measures. Instead, local currencies reflect an additional measure of comparability and provide a means of viewing aspects of our operations that, when viewed together with the U.S. GAAP results and our reconciliations, provide a more complete understanding of factors and trends affecting the business. Because local currency information is not standardized, it may not be possible to compare our local currency information to other companies' financial measures that have the same or a similar title. We encourage investors to review our financial statements and publicly filed reports in their entirety and not to rely on any single financial measure.

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

        The undiscounted value of revenues we expect to generate from our orders at any point in time is represented by our order backlog. Approximately 17 percent of the value of total orders we recorded in 2007 were "large orders," which we define as orders from third parties involving at least $15 million of products or services. Approximately 55 percent of the large orders in 2007 were recorded by our Power Systems division and 31 percent in our Process Automation division. The Power Products, Automation Products and Robotics divisions account for the remainder of the total large orders recorded during 2007. The remaining portion of total orders recorded in 2007 was "base orders," which we define as orders from third parties for less than $15 million of products or services.

        The level of orders fluctuates from year to year. Arrangements included in any particular order can be complex and unique to that order. Portions of our business involve orders for long-term projects that can take months or years to complete and many large orders result in revenues in periods after the order is booked. However, the level of large orders and orders generally, cannot be used to accurately predict future revenues or operating performance. Orders that have been placed can be cancelled, delayed or modified by the customer. These actions can reduce or delay any future revenues from the order, or may result in the elimination of the order.

PERFORMANCE MEASURES

        We evaluate the performance of our divisions primarily based on orders received, revenues, earnings before interest and taxes ("EBIT") and EBIT as a percentage of revenues ("EBIT margin"). EBIT is the amount resulting from the subtraction of our cost of sales, selling, general and administrative expenses and other income (expense), net, from our revenues.

ANALYSIS OF RESULTS OF OPERATIONS

Our consolidated results from operations were as follows:

	Year ended December 31,
	2007	2006	2005
	($ in millions, except per share data)
Orders	34,348	27,048	22,364
Order backlog(1)	22,715	15,829	11,096
Revenues	29,183	23,281	20,964
Cost of sales	(20,215)	(16,537)	(15,510)
Gross profit	8,968	6,744	5,454
Selling, general and administrative expenses	(4,975)	(4,326)	(3,780)
Other income (expense), net	30	139	37
Earnings before interest and taxes	4,023	2,557	1,711
Net interest and other finance expenses	(13)	(160)	(254)
Provision for taxes	(595)	(686)	(464)
Minority interest	(244)	(179)	(126)
Income from continuing operations before cumulative effect of accounting change	3,171	1,532	867
Income (loss) from discontinued operations, net of tax	586	(142)	(127)
Cumulative effect of accounting change, net of tax	—	—	(5)
Net income (loss)	3,757	1,390	735
Basic earnings (loss) per share:
Income from continuing operations before cumulative effect of accounting change	1.40	0.72	0.43
Income (loss) from discontinued operations, net of tax	0.26	(0.07)	(0.07)
Cumulative effect of accounting change, net of tax	—	—	0.00
Net income	1.66	0.65	0.36
Diluted earnings (loss) per share:
Income from continuing operations before cumulative effect of accounting change	1.38	0.69	0.42
Income (loss) from discontinued operations, net of tax	0.25	(0.06)	(0.06)
Cumulative effect of accounting change, net of tax	—	—	0.00
Net income	1.63	0.63	0.36

(1)
as of December 31

        A more detailed discussion of the orders, revenues and EBIT for our individual divisions and other businesses follows in the sections below entitled "Power Products," "Power Systems," "Automation Products," "Process Automation," "Robotics," "Non-core and Other," "Corporate" and "Discontinued operations." Orders and revenues of our core divisions include inter-divisional transactions which are eliminated in the Corporate and inter-division eliminations line.

Orders

	Year ended December 31,
Orders received	2007	2006	2005
	($ in millions)
Power Products	11,320	8,572	6,742
Power Systems	7,744	5,733	4,468
Automation Products	9,314	7,706	6,210
Process Automation	7,935	6,550	5,400
Robotics	1,488	1,240	1,496

Core divisions	37,801	29,801	24,316
Non-core and Other	390	366	376
Corporate and inter-division eliminations	(3,843)	(3,119)	(2,328)

Total	34,348	27,048	22,364

        Total orders in 2007 increased by 27 percent (19 percent in local currencies). This strong growth continued to be driven by high demand for power products and systems required to install new power infrastructure to expand or refurbish existing facilities in order to improve energy efficiency. Demand for more energy-efficient technologies and the need for capacity expansions to improve productivity also continued to grow in most industrial sectors. All divisions benefited from favorable market conditions in 2007, resulting in the increase of both base and large orders.

        Orders in the Power Products division grew 32 percent (25 percent in local currencies), supported by strong demand for Transformers and High Voltage Products and to a lesser extent Medium Voltage Products. Orders in the Power Systems division increased 35 percent (26 percent in local currencies), as it obtained a few very large grid system and substation projects during 2007. Orders in the Automation Products division rose 21 percent (13 percent in local currencies), benefiting from continued investments by industrial customers in efficiency improvements due to higher raw material and energy costs. The Process Automation division recorded a 21 percent increase (13 percent in local currencies) in orders, backed by strong demand in the metals, minerals and marine sectors. Orders in the Robotics division grew 20 percent (13 percent in local currencies), reflecting the positive trend in general industry, particularly in the consumer electronic, food processing and packaging sectors, amid continued weak demand in the automotive industry. In our Power Products and Automation Products divisions, order growth was also due to sale price increases to offset higher raw material costs.

        In 2006, orders received increased by 21 percent (20 percent in local currencies). All divisions, except Robotics, reported growth in the range of 21 percent to 28 percent in both USD and in local currencies. Continuing the trend from 2005, both our Power Systems and Power Products divisions benefited from increasing customer investments in new power infrastructure, grid expansion and refurbishment projects. Order growth in our Process Automation division was achieved across the board in the Oil and Gas, Marine, Minerals, Pulp and Paper and Turbochargers businesses. In our Automation Products division, the growth was primarily driven by strong demand from the industrial sector to cope with economic growth in many industrial and market areas. Orders in our Robotics division were weak due to a slowdown in the automotive market.

        Large orders in 2007 increased by 57 percent (47 percent in local currencies) to $5,702 million, compared to the 66 percent increase, in both USD and in local currencies, reported in 2006. The relative share of large orders compared to the total orders increased from 13 percent in 2006 to 17 percent in 2007.

        We determine the geographic distribution of our orders based on the location of the customer, which may be different from the ultimate destination of the products' end use. The geographic distribution of our consolidated orders in 2007, 2006 and 2005 was approximately as follows:

Order distribution

	Year ended December 31,
	2007	2006	2005
	($ in millions)
Europe	15,655	12,124	10,314
The Americas	6,013	5,064	4,296
Asia	9,186	6,504	5,622
Middle East and Africa	3,494	3,356	2,132

Total	34,348	27,048	22,364

        In 2007, orders from Europe increased by 29 percent (19 percent in local currencies), boosted by continued investments in power grid upgrades, interconnection projects and equipment replacement. In particular, we experienced significant increases in Germany, the United Kingdom, Russia and Norway. Orders from the Americas increased by 19 percent (15 percent in local currencies), as demand for refurbishing aging equipment and upgrades in the industrial sector to improve energy efficiency continued, particularly in the United States, Brazil and to a lesser extent, in Chile. Orders from Asia increased by 41 percent (31 percent in local currencies), following higher demand in the utilities and industrial sectors to support rapid economic growth, particularly in China and India. Compared to the very high level of orders received in 2006, orders from MEA increased by 4 percent and were almost flat in local currencies.

        Europe accounted for the largest share of orders and increased to 46 percent in 2007 from 45 percent in 2006, while the share of orders from the Asian market increased from 24 percent to 27 percent during the same period. As compared to 2006, the share of orders from the Americas and MEA decreased by 2 percentage points in 2007 to 17 percent and 10 percent, respectively.

Order backlog

	As of December 31,
	2007	2006	2005
	($ in millions)
Power Products	6,932	4,845	3,413
Power Systems	8,209	5,627	4,085
Automation Products	3,490	2,439	1,417
Process Automation	5,951	3,991	2,647
Robotics	529	441	506

Core divisions	25,111	17,343	12,068
Non-core and Other	1	23	28
Corporate and inter-division eliminations	(2,397)	(1,537)	(1,000)

Total	22,715	15,829	11,096

        Order backlog at the end of 2007 increased by $6,886 million, or 44 percent (32 percent in local currencies), from the end of 2006 due to strong order growth in all divisions.

        Order backlog continued to grow at a high rate in 2007 despite strong revenue growth of 25 percent (18 percent in local currencies), as the amount of orders received during the year, in absolute terms, was 18 percent higher than the amount of revenues. Growth in the order backlog was further increased by a higher volume of large orders with long delivery schedules, particularly in our Power Systems and Process Automation divisions.

        In 2006, the order backlog increased by $4,733 million, or 43 percent (33 percent in local currencies). All divisions in 2006 reported a significant increase in their backlog except Robotics, which decreased primarily due to a lower volume of orders received compared to revenues generated.

Revenues

	Year ended December 31,
	2007	2006	2005
	($ in millions)
Power Products	9,777	7,275	6,185
Power Systems	5,832	4,544	4,085
Automation Products	8,644	6,837	5,897
Process Automation	6,420	5,448	4,996
Robotics	1,407	1,288	1,699

Core divisions	32,080	25,392	22,862
Non-core and Other	424	382	415
Corporate and inter-division eliminations	(3,321)	(2,493)	(2,313)

Total	29,183	23,281	20,964

        Revenues in 2007 increased by $5,902 million, or 25 percent (18 percent in local currencies). Growth in revenues in 2007 was primarily driven by a high order backlog at the beginning of the year, an increasing volume of book and bill orders and high utilization of production capacity. The Power Products and Automation Products divisions recorded revenue growth of 34 percent (27 percent in local currencies) and 26 percent (18 percent in local currencies), respectively, as these product divisions benefited from favorable market conditions and sales price increases to compensate for the higher costs of raw materials. Revenue growth was reported at 28 percent (20 percent in local currencies) in our Power Systems division and 18 percent (10 percent in local currencies) in our Process Automation division, reflecting further progress achieved in the execution of the large orders received during 2006 and in the first half of 2007. Revenue growth in the Robotics division of 9 percent (3 percent in local currencies), was lower than the growth reported by other divisions, due to a relatively small backlog at the beginning of the year.

        In 2006, revenues increased by $2,317 million, or 11 percent (10 percent in local currencies). Revenues in our Power Products and Automation Products divisions increased by 18 percent (12 percent in local currencies) and 16 percent (15 percent in local currencies), respectively, as a result of increased order intake, higher capacity utilization to execute the increasing volume of orders received and price increases to compensate for the higher cost of raw materials. The execution of system orders, particularly large orders from the order backlog at the beginning of the year and those received in the first half of 2006, contributed to revenue growth in the Power Systems and Process Automation divisions, which recorded growth of 11 percent (10 percent in local currencies) and 9 percent (8 percent in local currencies), respectively. The slowdown in the automotive market during 2006 was reflected in our Robotics division revenues, which declined by 24 percent (24 percent in local currencies), in 2006.

        We determine the geographic distribution of our revenues based on the location of the customer, which may be different from the ultimate destination of the products' end use. The geographic distribution of our consolidated revenues was approximately as follows:

	Year ended December 31,
	2007	2006	2005
	($ in millions)
Europe	13,322	10,969	10,154
The Americas	5,247	4,394	4,114
Asia	7,480	5,863	5,000
Middle East and Africa	3,134	2,055	1,696

Total	29,183	23,281	20,964

        In 2007, revenues in Europe increased by 21 percent (12 percent in local currencies). In particular, we experienced significant revenue increases in Russia, Germany, Italy and Spain. However, as a result of rapid revenue growth in other regions, the relative share of revenues from the European market decreased to 46 percent of our total revenues in 2007, compared to 47 percent in 2006. The revenues from Asia, which increased by 28 percent (20 percent in local currencies), were driven mainly by the increases in China and India and accounted for 25 percent of total revenues, compared to 25 percent in 2006. Revenues from the Americas increased by 19 percent (16 percent in local currencies), mainly contributed by the United States and at December 31, 2007, represented 18 percent of the total revenues, compared to 19 percent in the previous year. Revenues from MEA accounted for 11 percent of total revenues, compared to 9 percent in 2006, which represented an increase of 53 percent (47 percent in local currencies), compared to 2006. Revenue growth in this region was particularly strong in Saudi Arabia and Qatar.

Cost of sales

        Cost of sales increased by $3,678 million, or 22 percent (15 percent in local currencies), in 2007, after an increase of $1,027 million, or 7 percent (6 percent in local currencies), in 2006. The increase in cost of sales in 2007 is attributable to the growth in sales volumes, which for the same year reached 25 percent (18 percent in local currencies). A higher cost of sales in 2007 was also due to increases in some raw material costs, particularly in the product divisions.

        Cost of sales consists primarily of labor, raw materials and components. Cost of sales also includes expenses for warranty, contract losses and project penalties, as well as order-related development expenses incurred in connection with projects for which corresponding revenues were recognized.

        As a percentage of revenues, cost of sales decreased, as reflected in the increase in gross profit margin to 30.7 percent in 2007 from 29.0 percent in 2006 and 26.0 percent in 2005. The higher gross margin in 2007 reflected a continuing trend from 2006, as the operations benefited from increased business volume, higher capacity utilization, better project execution and process improvement programs in the areas of risk management and project cost control. Furthermore, the progress made in the implementation of our cost migration strategy has started to deliver financial benefits through cost savings in 2007.

Selling, general and administrative expenses

        The components of selling, general and administrative expenses were as follows:

	Year ended December 31,
	2007	2006	2005
	($ in millions)
Selling expenses	(2,531)	(2,202)	(2,039)
Selling expenses as a percentage of orders received	7.4%	8.1%	9.1%
General and administrative expenses	(2,444)	(2,124)	(1,741)
General and administrative expenses as a percentage of revenues	8.4%	9.1%	8.3%
Total selling, general and administrative expenses	(4,975)	(4,326)	(3,780)
Total selling, general and administrative expenses as a percentage of revenues	17.0%	18.6%	18.0%
Total selling, general and administrative expenses as a percentage of the average of orders received and revenues	15.7%	17.2%	17.4%

        Selling, general and administrative expenses increased by $649 million, or 15 percent (8 percent in local currencies), in 2007. In 2006, selling, general and administrative expenses increased by $546 million, or 14 percent (14 percent in local currencies).

        Selling expenses in 2007 increased by $329 million, or 15 percent (7 percent in local currencies), from 2006. In 2006, selling expenses increased by $163 million, or 8 percent (7 percent in local currencies). These increases were primarily due to volume-related expenses such as sales commissions, hiring of additional resources employed in the developing markets and more intensified sales programs to expand market shares and enter into new markets. Expressed as a percentage of orders received, selling expenses decreased by 0.7 percentage points in 2007, continuing the trend from 2006 which showed a decrease of 1.0 percentage point from 2005.

        General and administrative expenses increased by $320 million, or 15 percent (8 percent in local currencies), in 2007, which were primarily, driven by increased revenues and high capacity utilization. In 2006, general and administrative expenses increased by $383 million, or 22 percent (21 percent in local currencies). General and administrative expenses include non-order related R&D which increased 15 percent (7 percent in local currencies) to $871 million in 2007, relative to 2006, after increasing 14 percent (13 percent in local currencies), in 2006 compared to 2005, reflecting the continued spending on product development activities, particularly in the Power Products and Automation Products divisions. The total general and administrative expenses, as a percentage of revenues, decreased by 1.6 percentage points in 2007, as compared to an increase of 0.6 percentage points in 2006. Lower incremental expenses in general and administration expenses in 2007, despite increasing administrative requirements for growing business volumes, were partly due to lower costs associated with the internal control measures to comply with the provisions of the Sarbanes-Oxley Act of 2002, higher savings from the group-wide process optimization programs and increased focus on the monitoring and controlling of costs both at the corporate and operating unit levels.

        Total selling, general and administrative expenses, which are related to both orders received and revenues, expressed as a percentage of the average of orders received and revenues, decreased in 2007 by 1.5 percentage points to 15.7 percent from 17.2 percent in 2006, which was lower than the 17.4 percent recorded in 2005, reflecting continuing improvements in cost management.

Other income (expense), net

	Year ended December 31,
	2007	2006	2005
	($ in millions)
Restructuring expenses	(8)	3	(51)
Capital gains, net	95	75	62
Asset write-downs	(66)	(12)	(58)
Income from licenses, equity accounted companies and other	9	73	84

Total	30	139	37

        Other income (expense), net, typically consists of restructuring expenses, gains or losses from the sale of businesses, gains or losses from the sale or disposal of property, plant and equipment, asset write-downs, our share of income or loss from equity accounted companies, principally from our Equity Ventures business and license income.

        Restructuring costs are recorded in various lines within the Consolidated Income Statements depending on the nature of the charges. In 2007, restructuring costs reported under other income (expense) amounted to $8 million that primarily consisted of $3 million costs incurred to streamline the operations in the Power Products division, $2 million restructuring costs for capacity expansion in the Power System division, $2 million restructuring costs in Real Estate operations and $1 million of costs in the Automation Products division. In 2006, due to a change in the restructuring liability estimate, restructuring costs resulted in an income of $3 million.

        Capital gains, net, during 2007 amounted to $95 million which consisted of $49 million in gains from the sale of equity investments, including a $38 million gain from the divestment of our equity investments in Jorf Lasfar and Neyveli, a $41 million gain from the sale of real estate properties mainly in Switzerland, Italy and to a lesser extent in Brazil, Norway and France and a $5 million gain on sale of various machinery and equipment. In 2006 and 2005, capital gains, net, included approximately $65 million and $45 million, respectively, of gains from the sale of land and buildings in Europe. Capital gains, net, in 2005 also included $18 million in gains on the sale of shares and participations in our Equity Ventures business and other minor transactions.

        Asset write-downs during 2007 included an impairment charge of $42 million in respect of one of our equity investments, which we intend to divest, as the anticipated market value is less than our book value. Asset write-downs in 2006 included the impairment of long-lived assets of $8 million, primarily in Europe and several minor write-downs on loans and investments. In 2005, asset write-downs amounted to $36 million on long-lived assets, mainly in Europe and $22 million on loans and investments, primarily in our Equity Ventures business.

        Income from equity accounted companies in 2007 included $36 million, which was primarily related to Jorf Lasfar prior to its sale in the second quarter of 2007. During 2007, this income was also offset by charges towards several businesses that were sold or closed in earlier years. Income in 2006 was mainly derived from Jorf Lasfar and relatively smaller amounts of income were derived from various other equity accounted companies in India and in the United States. Income from equity accounted companies in 2005 was $109 million, which included income of $62 million from Jorf Lasfar and income of $23 million from Neyveli. License income in 2007 and 2006, mostly resulted from turbocharger licensing to third parties in Asia. The level of license income decreased compared to 2005 due to the expiration of certain license agreements related to the liquid crystal display technology.

Earnings before interest and taxes

        Our EBIT over the three year period was as follows:

	Year ended December 31,
	2007	2006	2005
	($ in millions)
Power Products	1,596	939	600
Power Systems	489	279	187
Automation Products	1,477	1,053	822
Process Automation	683	541	398
Robotics	79	1	91

Core divisions	4,324	2,813	2,098
Non-core and Other	9	65	14
Corporate and inter-division eliminations	(310)	(321)	(401)

Total	4,023	2,557	1,711

        EBIT increased by $1,466 million, or 57 percent (47 percent in local currencies), in 2007 and by $846 million, or 49 percent (48 percent in local currencies), in 2006.

        The EBIT margins for our core divisions and on a consolidated basis for the years ended December 31, 2007, 2006 and 2005, were as follows:

	Year ended December 31,
	2007	2006	2005
Power Products	16.3%	12.9%	9.7%
Power Systems	8.4%	6.1%	4.6%
Automation Products	17.1%	15.4%	13.9%
Process Automation	10.6%	9.9%	8.0%
Robotics	5.6%	0.1%	5.4%
Core divisions	13.5%	11.1%	9.2%
Consolidated	13.8%	11.0%	8.2%

        The higher ABB Group EBIT and EBIT margin were achieved through higher contribution from increased revenues and higher capacity utilization, better execution of large projects and increased sourcing of production capacity, components and materials from emerging markets.

Net interest and other finance expense

        Net interest and other finance expense consists of interest and dividend income offset by interest and other finance expense.

        Interest and other finance expense includes interest expense on our debt, securitization costs, the amortization of upfront costs associated with our credit facility and our debt securities, commitment fees on our bank facility, the accretion to par of our $968 million convertible bonds up until their conversion in 2006, offset by gains on marketable securities.

	Year ended December 31,
	2007	2006	2005
	($ in millions)
Interest and dividend income	273	147	153
Interest and other finance expense	(286)	(307)	(407)

Net interest and other finance expense	(13)	(160)	(254)

        Interest and dividend income increased in 2007 compared to 2006, reflecting the improvement in our liquidity during the year, with the aggregate of the cash and equivalents and marketable securities and short-term investments balances increasing to $8,110 million at December 31, 2007, from $4,726 million at December 31, 2006.

        Up to August 2007, we invested a significant amount of our excess liquidity in accumulating net asset value money-market funds, where the income is not distributed but is reflected by an increase in value of the funds' shares and is realized upon the sale of such investments. However, due to the turbulence in the financial markets, we decided to realize our gains on such securities and invest the cash in term deposits with banks. As gains on sales of securities are recorded in interest and other finance expense, while interest on deposits is recorded in interest and dividend income, this change in investment strategy, combined with our improved liquidity resulted in an increase in interest income in 2007 of $78 million, compared to 2006.

        Both interest and dividend income and interest and other finance expense include a gross-up in the amount of $44 million, related to interest income and expense on certain balance sheet items that were economically related but did not meet the criteria for presentation on a net basis.

        Interest and other finance expense was lower in 2007 than in 2006. The reduction was the result of several factors. Firstly, interest and other finance expense in 2006 included $55 million in expenses related to the induced conversion of our $968 million convertible bonds during the second quarter of 2006. Secondly, as a result of the improvement in our liquidity position, described above, we generated approximately $18 million additional net gains on marketable securities in 2007, compared to 2006. While the induced conversion of our $968 million convertible bonds during 2006 and the conversion by bondholders during 2007 of our 1 billion Swiss francs convertible bonds resulted in a significantly lower average debt level during 2007, compared to 2006, the savings in interest expense were partially offset by increases in interest rates (particularly in euros) as all of our currently outstanding bonds are swapped using interest rate swaps into floating rate obligations.

        Interest and dividend income decreased slightly in 2006 compared to 2005 despite an increase in interest rates and an overall increase in the aggregate balance of cash and equivalents and marketable securities and short-term investments. The principal reason was that a higher proportion of the cash and equivalents, marketable securities and short-term investments balances during 2006 were invested in accumulating net asset value money-market funds where the income is not distributed but is reflected by an increase in value of the funds' shares and is realized upon the sale of such investments. Gains on the sale of such securities are recorded in interest and other finance expense in the table above.

        Interest and other finance expense improved in 2006 to $307 million from $407 million in 2005. Although the induced conversion of our $968 million convertible bonds during the second quarter of 2006 resulted in savings in interest expense in 2006, these savings were substantially offset by the costs of the conversion and the accelerated amortization of deferred issuance costs on these bonds. Our average debt level in 2006 was lower than in 2005 but this benefit in terms of interest expense was offset by the continuing upward trend in interest rates and a charge of $19 million in 2006 relating to the accretion to par of our discounted asbestos obligations. The higher income generated from money market funds in 2006 compared to 2005, contributed to lower interest and finance expense in 2006 compared to 2005, as did the reduction in securitization expense associated with lower levels of securitization in 2006 compared to 2005 and the non-recurrence in 2006 of certain items occurring in 2005, such as the $19 million loss on repurchase of bonds and the write-off of $12 million of unamortized costs on a $1 billion credit facility replaced prior to expiry.

Provision for taxes

	Year ended December 31,
	2007	2006	2005
	($ in millions)
Income from continuing operations, before taxes and minority interest and cumulative effect of accounting change	4,010	2,397	1,457
Provision for taxes	(595)	(686)	(464)
Effective tax rate for the year	14.8%	28.6%	31.8%

        The provision for taxes in 2007 was $595 million, representing an effective tax rate for the year of 14.8 percent. The provision for taxes in 2007 includes the change in valuation allowance of approximately $698 million as we determined it was more likely than not that such deferred tax assets would be realized. The change in valuation allowance was predominantly related to our operations in certain countries such as the United States with approximately $490 million, but also including countries such as Canada and the United Kingdom. In addition, the provision for taxes in 2007 included an expense of approximately $35 million relating to the interpretation of tax law and double tax treaty agreements by competent tax authorities in northern Africa and an expense of approximately $45 million relating to a net increase in tax accruals.

        The provision for taxes in 2006 was $686 million, representing an effective tax rate for the year of 28.6 percent. The provision for taxes in 2006 includes an expense of approximately $35 million relating to items that were deducted for financial accounting purposes but not for the purpose of computing taxable income, such as interest expense, state and local taxes on productive activities and other non-deductible expenses. Furthermore, the provision for taxes in 2006 also included an expense of approximately $70 million relating to a net increase in tax accruals. The main driver of the positive tax rate development in 2006 from 2005, was the increased earnings from lower tax jurisdictions.

        The provision for taxes in 2005 was $464 million, representing an effective tax rate for the year of 31.8 percent. The provision for taxes in 2005 included an expense of approximately $60 million relating to items that were deducted for financial accounting purposes but not for the purpose of computing taxable income, such as interest expense, state and local taxes on productive activities and other non-deductible expenses.

Income from continuing operations before cumulative effect of accounting change

        Income from continuing operations before cumulative effect of accounting change increased by $1,639 million to $3,171 million in 2007 as compared to $1,532 million in 2006, primarily reflecting increased EBIT, significant reduction in net interest and other finance expenses and a lower effective tax rate primarily driven by the recognition of deferred tax assets in the United States, Canada and Germany.

        Income from continuing operations before cumulative effect of accounting change increased by $665 million to $1,532 million in 2006 as compared to $867 million in 2005. The increase mainly reflected improved EBIT and an improved net interest and other finance expense, partly offset by higher minority interest and provision for taxes.

Income (loss) from discontinued operations, net of tax

        For a detailed discussion of the income (loss) from discontinued operations, net of tax, as well as a detailed discussion of the results of our discontinued operations, see "Discontinued operations," and "Note 3 Acquisitions, divestments and discontinued operations" to our Consolidated Financial Statements.

Net income

        As a result of the factors discussed above, net income improved by $2,367 million to $3,757 million in 2007. In 2006, net income improved by $655 million to a net income of $1,390 million from $735 million in 2005.

Earnings (loss) per share

	Year ended December 31,
	2007	2006	2005
	($)
Income from continuing operations before cumulative effect of accounting change:
Basic	1.40	0.72	0.43
Diluted	1.38	0.69	0.42
Income (loss) from discontinued operations, net of tax:
Basic	0.26	(0.07)	(0.07)
Diluted	0.25	(0.06)	(0.06)
Cumulative effect of accounting change, net of tax
Basic	—	—	0.00
Diluted	—	—	0.00
Net income:
Basic	1.66	0.65	0.36
Diluted	1.63	0.63	0.36

        Basic earnings (loss) per share is calculated by dividing income (loss) by the weighted-average number of shares outstanding during the year. Diluted earnings (loss) per share is calculated by dividing income (loss) by the weighted-average number of shares outstanding during the year, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise: outstanding written call options; outstanding options and shares conditionally granted under our employee incentive plans and, prior to September 2007, shares issuable upon conversion of our outstanding convertible bonds. (See "Note 22 Earnings per share" to our Consolidated Financial Statements).

Power Products

        The financial results of our Power Products division were as follows:

	Year ended December 31,
	2007	2006	2005
	($ in millions)
Orders	11,320	8,572	6,742
Order backlog	6,932	4,845	3,413
Revenues	9,777	7,275	6,185
EBIT	1,596	939	600

Orders

        Orders increased by $2,748 million, or 32 percent (25 percent in local currencies), in 2007, after increasing $1,830 million, or 27 percent (21 percent in local currencies), in 2006. These movements in all years were primarily due to higher demand for power infrastructure expansion and improvements in most markets. The increase in orders reflected growth in all businesses, led by Transformers. Base orders, which grew by 30 percent and 27 percent (22 percent and 21 percent in local currencies), made up the vast majority of orders, in 2007 and 2006, respectively. Price increases to cover the increase in the cost of raw materials also contributed to the order increase in 2007 and in 2006.

        The geographic distribution of orders as a percentage of total orders over the three year period for our Power Products division was approximately as follows:

	Year ended December 31,
	2007	2006	2005
Europe	39%	36%	36%
The Americas	24%	25%	26%
Asia	30%	31%	32%
Middle East and Africa	7%	8%	6%

Total	100%	100%	100%

        The share of orders from Europe, which continued to be the largest regional source of orders, increased as a result of the growth in the absolute value of orders in 2007, which was driven by the replacement of aging infrastructure and demand for new interconnections and renewables in the region. The large increase in orders from Europe resulted in a slight reduction in the share of orders from the Americas and Asia, though the absolute value of orders grew in both of these regions. Order growth in the Americas was mainly due to increased orders from the United States, which were driven by the need to replace aging infrastructure and to meet existing mandated reliability standards and load growth. Orders in Asia, although accounting for a slightly lower share of the total orders relative to 2006, continued to grow strongly as demand increased in many countries, particularly in China and India due to increased investment in grid infrastructure. The share of orders from MEA remained stable in 2007, reflecting increased investment in infrastructure in the region, supported by high oil prices.

Order backlog

        Order backlog in 2007 increased by $2,087 million, or 43 percent (32 percent in local currencies), due to increased order intake in all businesses, led by Transformers which typically have longer delivery schedules.

        Order backlog in 2006 increased by $1,432 million, or 42 percent (33 percent in local currencies), as a result of increased order intake, particularly due to an increase in orders with longer delivery schedules.

Revenues

        Revenues increased by $2,502 million, or 34 percent (27 percent in local currencies), in 2007 after increasing $1,090 million, or 18 percent (12 percent in local currencies), in 2006, as a result of order growth experienced in many market segments, particularly in transformers and sales price increases to cover increased raw material costs.

        The geographic distribution of revenues in 2007, 2006 and 2005, for our Power Products division was approximately as follows:

	Year ended December 31,
	2007	2006	2005
Europe	39%	37%	36%
The Americas	24%	25%	26%
Asia	30%	31%	31%
Middle East and Africa	7%	7%	7%

Total	100%	100%	100%

        The relative share of revenues among geographic regions in 2007 remained similar to the distribution of orders, while all regions recorded growth in revenues as compared to 2006. In Europe the growth in revenues was led by Russia and Germany. Revenue growth in Asia in 2007 was led by China and India, while revenue growth in the Americas was particularly strong in the United States. In MEA, the share of revenues remained similar compared to 2006 with the increase in revenues driven by Saudi Arabia.

Earnings before interest and taxes

        EBIT grew by $657 million, or 70 percent (60 percent in local currencies), in 2007, after increasing $339 million, or 57 percent (55 percent in local currencies), in 2006. The EBIT margin for the division was 16.3 percent in 2007, as compared to 12.9 percent in 2006 and 9.7 percent in 2005. EBIT and EBIT margin benefited from higher contribution from increased revenues, improved capacity utilization across all businesses, operational and productivity improvements, supply chain savings and, mainly in 2006, lower costs related to the transformer consolidation program.

Power Systems

        The financial results of our Power Systems division were as follows:

	Year ended December 31,
	2007	2006	2005
	($ in millions)
Orders	7,744	5,733	4,468
Order backlog	8,209	5,627	4,085
Revenues	5,832	4,544	4,085
EBIT	489	279	187

Orders

        Orders increased by $2,011 million, or 35 percent (26 percent in local currencies), in 2007. The increase in orders compared to 2006 reflected significant growth of 52 percent (41 percent in local currencies) and 26 percent (18 percent in local currencies), of large and base orders, respectively, as demand for power transmission and distribution systems remained strong in most markets. The largest projects secured in 2007 were an offshore wind farm order in Germany with an order value of more than $400 million, a $350 million cable order to connect the United Kingdom with the Netherlands and an ultrahigh-voltage power link in China with an order value for the Power System's division of approximately $270 million.

        Orders increased by $1,265 million, or 28 percent (28 percent in local currencies), in 2006. The order increase versus 2005 was mainly driven by a 79 percent increase, in both U.S. dollars and local currencies, in the level of large projects and also an 11 percent (10 percent local currencies), increase in base orders as the general demand for power systems increased globally. The largest project secured in 2006 was a $450 million order to deliver substations to a grid expansion project in Qatar. Orders in 2005 included a $220 million order to deliver substations to the Gulf Grid project.

        The geographic distribution of orders in 2007, 2006 and 2005 for our Power Systems division was approximately as follows:

	Year ended December 31,
	2007	2006	2005
Europe	46%	39%	41%
The Americas	11%	17%	16%
Asia	21%	16%	15%
Middle East and Africa	22%	28%	28%

Total	100%	100%	100%

        The order growth in Europe in 2007 was fueled by large projects but also reflected double-digit growth in base orders. Europe remained the largest regional source of orders and increased its percentage share in 2007. Very strong order growth in Asia in 2007 was due to a large ultrahigh-voltage project in China and strong base order growth led by India. The share of orders from the Americas and MEA decreased as Europe and Asia recorded significant increases in their respective order volumes and gained higher shares compared to 2006. Base order growth in the Americas was more than offset by a lower level of large orders, resulting in overall lower order volumes in 2007 compared to 2006. MEA continues to show the largest market growth for the Power Systems division, as high fuel prices trigger investments in large infrastructure projects. 2007 orders in MEA were however flat as the high level of large projects in 2006 did not recur in 2007.

        The order growth in Europe in 2006 was driven by the need for interconnections and grid upgrades. Europe continued to be the largest regional source of orders. However, Europe's percentage of the division's orders decreased in 2006, due to higher proportional increases in all other regions. Order growth in north America was mainly due to the $180 million HVDC project in Canada. India led the order increase in Asia. Orders in 2006 remained strong in MEA, as the high demand for large system projects in the region continued.

Order backlog

        The order backlog increased by $2,582 million, or 46 percent (34 percent in local currencies), as of December 31, 2007, from December 31, 2006, reflecting the continued growth in large and base orders. Order backlog increased by $1,542 million, or 38 percent (28 percent in local currencies), as of December 31, 2006, from December 31, 2005, particularly reflecting an increase in larger orders during 2006.

Revenues

        Revenues increased by $1,288 million, or 28 percent (20 percent in local currencies), in 2007. Revenues grew as a result of increased project execution from the order backlog. Revenues increased by $459 million, or 11 percent (10 percent in local currencies), in 2006 on project execution from the order backlog.

        The geographic distribution of revenues in 2007, 2006 and 2005 for our Power Systems division was approximately as follows:

	Year ended December 31,
	2007	2006	2005
Europe	40%	44%	43%
The Americas	15%	16%	16%
Asia	20%	20%	22%
Middle East and Africa	25%	20%	19%

Total	100%	100%	100%

        All regions recorded growth in revenues over the previous year in 2007 and in 2006. Europe and the Americas recorded a reduction in their respective shares of total revenues as MEA gained a higher share of the revenues of many large projects in the Middle East. Growth in Europe was led by central and eastern Europe, with a significant increase in Russia. The higher revenues from the Americas reflected strong revenue growth, particularly from Canada on the execution of the HVDC project booked in 2006 and also resulted from increases in the United States and Brazil. The revenue increase in Asia related primarily to strong growth in India.

        The revenue increase in Europe in 2006 was led by central and eastern Europe, with strong growth in Russia. Higher revenues in south America more than compensated for a small decrease in north America. The revenue increase in Asia was largely attributable to India. The largest revenue growth in 2006 was recorded by MEA and mainly related to project execution in the Middle East.

Earnings before interest and taxes

        EBIT for our Power Systems division grew by $210 million, or 75 percent (63 percent in local currencies). The EBIT margin for the division was 8.4 percent in 2007, compared to 6.1 percent in 2006. EBIT and EBIT margin increased due to higher revenues and capacity utilization, continued focus on project selection and execution and the cost benefit from expanding engineering resources in emerging markets.

        EBIT for our Power Systems division grew by $92 million, or 49 percent (48 percent in local currencies). The EBIT margin for the division was 6.1 percent in 2006, as compared to 4.6 percent in 2005. EBIT and EBIT margin increased due to higher revenues, increased capacity utilization, particularly in our HVDC/FACTS and Power Cable businesses and continued focus on project selection and execution.

Automation Products

        The financial results of our Automation Products division were as follows:

	Year ended December 31,
	2007	2006	2005
	($ in millions)
Orders	9,314	7,706	6,210
Order backlog	3,490	2,439	1,417
Revenues	8,644	6,837	5,897
EBIT	1,477	1,053	822

Orders

        Orders increased by $1,608 million, or 21 percent (13 percent in local currencies), in 2007.

        Overall demand continued to grow as many industrial customers increased their investments in efficiency improvements due to higher raw material and energy costs. Orders received increased for all business units with the highest growth in power electronics and medium-voltage ("MV") drives which received a $110 million order for an advanced railway power converter system in Germany. Also, standard products such as low-voltage ("LV") drives, breakers and switches, LV motors, control products, instrumentation, enclosures and DIN-rail components reached double-digit growth in local currencies.

        Orders in 2006 grew by $1,496 million, or 24 percent (23 percent in local currencies). The increase in orders reflected favorable market conditions, which drove demand for our products and systems from end-customers, as well as OEMs and system integrators who also serve our industrial markets. The division experienced increased orders for its standard products, led by LV drives, breakers and switches and LV motors. High growth rates were achieved in systems and engineered products such as power electronic systems, MV drives, machines and LV systems. Growth was further supported by some large orders received in 2006, compared to 2005.

        The geographic distribution of orders in 2007, 2006 and 2005 for our Automation Products division was approximately as follows:

	Year ended December 31,
	2007	2006	2005
Europe	63%	63%	65%
The Americas	11%	12%	12%
Asia	21%	20%	19%
Middle East and Africa	5%	5%	4%

Total	100%	100%	100%

        The share of orders from Europe and MEA remained at the same level compared to 2006, while the share of orders from the Americas slightly decreased due to the increase in the share of orders from Asia, as a result of fast growing markets in that region, especially in China and India. Orders in Europe increased, supported by the growth in eastern Europe. Orders in the Americas increased, although north America grew at a lower pace than in 2006 due to slowdown in the United States market, which was more than offset by growth in south America, particularly, Brazil. The increase in MEA is mainly a result of continued high investments in the oil and gas sector.

        The share of orders from Europe decreased in 2006 compared to 2005 although total orders increased in Europe driven by solid growth in the oil and gas, marine, metals and transportation sectors. Orders in the Americas also grew in 2006, reflecting a favorable market, especially in the United States. The share of orders in Asia increased in 2006, reflecting high demand for automation and energy efficiency in that region, particularly in China and India. The MEA region also increased its share of orders due to high growth in 2006, as a result of investments in the oil and gas sector.

Order backlog

        Order backlog increased by $1,051 million, or 43 percent (31 percent in local currencies), as of December 31, 2007, from December 31, 2006. The increase related mainly to growth in orders related to systems and engineered products, which have longer delivery times compared to standard products.

        Order backlog at the end of 2006 increased by $1,022 million, or 72 percent (60 percent in local currencies), primarily due to increased volume of orders for large motors and generators which have longer delivery schedules.

Revenues

        Revenues increased by $1,807 million, or 26 percent (18 percent in local currencies), in 2007. Revenues increased in all business, such as Machines and Power Electronics and MV drives, due to the high order backlog, with strong growth in engineered products and systems. The growth was mainly achieved by increased volumes but also by higher prices to compensate for increased raw material costs.

        Revenues increased by $940 million, or 16 percent (15 percent in local currencies), in 2006. The growth was achieved through a combination of higher volumes and price increases. The latter were initiated because of higher costs in 2006 for raw materials, such as copper and steel.

        The geographic distribution of revenues in 2007, 2006 and 2005 for our Automation Products division was approximately as follows:

	Year ended December 31,
	2007	2006	2005
Europe	61%	63%	66%
The Americas	12%	12%	12%
Asia	22%	20%	18%
Middle East and Africa	5%	5%	4%

Total	100%	100%	100%

        Revenues in 2007 showed double-digit growth in all regions. The share of European orders decreased, although Europe and north America benefited from a high order backlog of engineered products and systems and standard products, which contributed to the growth over 2006. Revenues in south America grew significantly following several company initiatives to add sales and marketing resources in this region. Continued strong growth in orders and the expansion of more local production resources in China and India, resulted in a high growth in Asia and contributed to an increase in the share of total revenues. MEA region grew strongest in Dubai, Egypt and South Africa.

        In 2006, we experienced rapid growth in all other regions, which resulted in the share of revenues in Europe decreasing compared to other regions. Revenues however, increased in absolute terms in the region, primarily in Italy, the UK, Spain, Denmark and Norway. Revenues increased in the Americas, particularly in the United States, Canada and Argentina as a result of favorable market conditions, as the region maintained its share of the growing total revenues. The share of revenues in Asia increased as the region experienced double-digit revenue growth, reflecting higher revenues in China and India where additional production facilities were established to serve those markets. Most other markets in Asia also experienced strong revenue growth. Revenues were also higher in MEA, especially in the Gulf region from the oil and gas sector, which resulted in an increase in the region's total share of revenues compared to 2005.

Earnings before interest and taxes

        In 2007, EBIT for the Automation Products division grew by $424 million, or 40 percent (30 percent in local currencies). The EBIT margin for the division was 17.1 percent in 2007, compared to 15.4 percent in 2006.

        The EBIT increase in 2007 was driven by the revenue growth, continued high capacity utilization and further migration to emerging markets. All business units increased EBIT with the largest improvements made in power electronics, MV drives, machines and LV systems. In addition, EBIT margins on standard products such as LV drives, breakers and switches, LV motors and enclosures and DIN-rail components increased from already high levels.

        In 2006, EBIT for the Automation Products division grew by $231 million, or 28 percent (27 percent in local currencies). The EBIT margin for the division was 15.4 percent in 2006 as compared to 13.9 percent in 2005. EBIT and EBIT margins benefited from improved capacity utilization in the production and engineering facilities around the world. The largest improvements were made in standard products such as LV drives, breakers and switches, LV motors and control products. EBIT included a $34 million gain on the sale of real estate which was more than offset by charges for downsizing operations in western Europe and other operational measures.

Process Automation

        The financial results of our Process Automation division were as follows:

	Year ended December 31,
	2007	2006	2005
	($ in millions)
Orders	7,935	6,550	5,400
Order backlog	5,951	3,991	2,647
Revenues	6,420	5,448	4,996
EBIT	683	541	398

Orders

        Orders increased by $1,385 million, or 21 percent (13 percent in local currencies), with substantial growth in large orders of 45 percent (35 percent in local currencies) and an increase in base orders of 16 percent (8 percent in local currencies), in 2007, compared to 2006. The market was driven by high fuel and commodity prices, leading to expansion investments especially in Asia and MEA regions. This expansion contributed to the strong growth in metals, minerals, marine and turbocharging sectors. Pulp and Paper orders were lower, mainly due to high investments in Asia in 2006.

        Orders in 2006 increased by $1,150 million, or 21 percent (20 percent in local currencies), compared to 2005. Large orders increased, by 45 percent (43 percent in local currencies) and base orders increased by 17 percent (16 percent in local currencies), in 2006, compared to 2005, driven mainly by higher demand in the marine and minerals sectors, continued investments in the oil and gas sector and greenfield projects in the pulp and paper industry.

        The geographic distribution of orders in 2007, 2006 and 2005 for our Process Automation division was approximately as follows:

	Year ended December 31,
	2007	2006	2005
Europe	42%	46%	46%
The Americas	19%	16%	18%
Asia	30%	25%	30%
Middle East and Africa	9%	13%	6%

Total	100%	100%	100%

        European orders showed a slight increase in absolute terms in 2007 but the region's share of the total orders decreased due to higher proportional increases in the Americas and Asia. Europe continued to account for the largest share of orders, mainly driven by the Service business and the demand from the shipbuilding, metals and minerals sectors. The Americas also experienced significant growth driven by the Minerals business in Canada and Brazil, the Oil and Gas business in Chile and the Service business in the United States resulting in an increase in the region's share of total orders. Asia's proportional share of the total orders also increased with strong growth mainly coming from the infrastructure related Metals and Minerals businesses as well as the Marine business. MEA experienced growth in the Minerals business, but recorded a decrease in total orders due to two extraordinary large orders from the oil and gas sector from Algeria in 2006, which were not replaced by similarly sized orders in 2007, leading to a decrease in their share.

        European orders represented a share of 46 percent of the total divisional orders in both 2006 and 2005. Europe was able to maintain its share of total divisional orders from year-to-year despite increases in other regions due primarily to higher demand in the marine and the oil and gas sectors. Orders in the Americas increased due to stronger demand in the United States, growth in the services and pulp and paper sectors in south America and strong growth in the oil and gas sector in Canada. Orders in 2006 increased in all regions except Asia, where higher base orders were offset by lower large orders resulting in flat development and a lower share of total orders relative to 2005. Orders in MEA increased significantly with high demand in the oil and gas, minerals, metals and pulp and paper sectors, more than doubling its share of total orders.

Order backlog

        The order backlog rose substantially by $1,960 million, or by 49 percent (36 percent in local currencies), as of December 31, 2007, from December 31, 2006. The growth in the order backlog was driven by the large system orders received in the metals, minerals and marine sectors with delivery schedules extending into 2009 and beyond.

        Order backlog as of December 31, 2006, increased by $1,344 million, or 51 percent (40 percent in local currencies), compared to December 31, 2005. This increase was primarily due to several large system orders received in the marine, minerals and oil and gas sectors, which were scheduled for delivery in 2007 and 2008.

Revenues

        Revenues increased by $972 million, or 18 percent (10 percent in local currencies), in 2007.

        Revenues increased in all sectors with significant growth reported in our Minerals, Metals, Marine and Turbocharging businesses. The revenue growth was mainly a result of the large order backlog and growth in the Turbocharging product sales.

        During 2006, revenues increased by $452 million, or 9 percent (8 percent in local currencies). Revenues increased particularly in the Systems business and notably in the Minerals and Marine businesses, which had particularly high order backlogs. Higher revenues were also reported in the Products business.

        The geographic distribution of revenues in 2007, 2006 and 2005 for our Process Automation division was approximately as follows:

	Year ended December 31,
	2007	2006	2005
Europe	46%	46%	53%
The Americas	17%	19%	17%
Asia	26%	26%	22%
Middle East and Africa	11%	9%	8%

Total	100%	100%	100%

        Revenues increased in all regions with Asia, Europe and MEA showing strong growth. Europe experienced an increase in revenues, driven primarily by the OEM and Service business, which allowed the region to maintain the largest share of total revenues, with a share of total revenues similar to that in 2006. Revenues in the Americas were mainly driven by the Service business, but as the other regions grew faster, the Americas' share of the total revenues declined. Revenues in Asia were driven by the strong order backlog from previous periods especially within the Marine and Metals businesses, however, the share of total revenues remained at the same level as it did in 2006. The MEA share of total revenues increased mainly from the large oil and gas projects in Algeria as well as the booming Minerals business.

        The share of total revenues in 2006 decreased in Europe and increased in all other regions compared to 2005, as revenues increased in all regions except Europe. Revenues in western Europe were flat year over year while revenues in central and eastern Europe were lower, mainly reflecting the revenue impact in 2005 of a large project in Poland. Increasing demand in the United States and south America, supported by a higher order backlog at the beginning of 2006 helped generate higher revenues in the Americas. Revenues in Asia increased mainly as a result of large marine and oil and gas projects in India and South Korea. Revenues in MEA increased, mainly from the oil and gas sector in Algeria. Revenues in other countries in the MEA region remained stable year over year.

Earnings before interest and taxes

        EBIT for our Process Automation division grew by $142 million, or 26 percent (18 percent in local currencies), in 2007. EBIT increased by $143 million in 2006. The EBIT margin increased to 10.6 percent from 9.9 percent in 2006 after improving from 8.0 percent in 2005. Increased contribution from higher revenues in all businesses, improved execution of large projects, improved capacity utilization and ongoing cost migration projects all contributed to improved margins.

Robotics

        The financial results of our Robotics division were as follows:

	Year ended December 31,
	2007	2006	2005
	($ in millions)
Orders	1,488	1,240	1,496
Order backlog	529	441	506
Revenues	1,407	1,288	1,699
EBIT	79	1	91

Orders

        Orders increased by $248 million, or 20 percent (13 percent in local currencies), in 2007. Increases in orders in general industry, such as packaging, consumer electronics and food processing continued. Demand increased in the Service business and Paint Systems business in the automotive sector.

        In 2006, orders decreased by $256 million, or 17 percent (17 percent in local currencies), from 2005. Lower demand in the automotive market and greater selectivity in project orders resulted in a decrease in orders in all parts of the business except service, which remained stable.

        The geographic distribution of orders in 2007, 2006 and 2005 for our Robotics division was approximately as follows:

	Year ended December 31,
	2007	2006	2005
Europe	56%	58%	52%
The Americas	24%	25%	31%
Asia	20%	17%	17%
Middle East and Africa	0%	0%	0%

Total	100%	100%	100%

        In 2007, orders grew in all regions, while the share of total division orders derived from Europe and the Americas decreased due to an increase in the share of orders derived from Asia resulting from significant growth in that region compared to 2006. European orders increased in absolute terms, benefiting from the demand growth in general industry, such as packaging, consumer electronics and food processing and in particular, the Systems business in western Europe. Orders in the Americas in 2007 increased, as a result of regaining a share of the automotive industry compared to 2006. Increased orders in Japan and China due to higher demand in general industry and automotive industry contributed to the growth in Asia in 2007. Total orders in MEA, which are not significant to the total division orders, also increased in 2007.

        In 2006, European orders increased as a percentage of total division orders although the absolute value of orders from the region decreased slightly due to lower orders in western Europe, which more than offset an improvement in demand in eastern Europe. Orders in the Americas decreased, driven mainly by the downturn in the automotive industry, resulting in a decline in the region's share of orders. Asia's share of total division orders remained stable although we experienced a decrease in actual value of orders, primarily due to a decrease in Japan. An increase in demand was experienced in China even though decisions on some large projects were delayed.

Order backlog

        Order backlog increased by $88 million, or 20 percent (12 percent in local currencies), as of December 31, 2007, from December 31, 2006, reflecting primarily the increased orders from general industry.

        Order backlog decreased by $65 million, or 13 percent (18 percent in local currencies), as of December 31, 2006 from December 31, 2005, as a result of decreased orders primarily from the automotive sector during 2006.

Revenues

        Revenues increased by $119 million, or 9 percent (3 percent in local currencies), in 2007. The increase in revenues followed the trend in orders led by the Systems business.

        Revenues decreased by $411 million, or 24 percent (24 percent in local currencies), in 2006. This decrease was due both to the weak automotive sector as well as greater project selectivity, with a focus on improved profitability.

        The geographic distribution of revenues in 2007, 2006 and 2005 for our Robotics division was approximately as follows:

	Year ended December 31,
	2007	2006	2005
Europe	58%	57%	47%
The Americas	23%	25%	37%
Asia	18%	18%	16%
Middle East and Africa	1%	0%	0%

Total	100%	100%	100%

        In 2007, revenues increased in all regions reflecting the upward trend in orders. Revenues in Europe increased due to continued improvement in general industry which also resulted in a slight increase in the region's share of total revenues compared to 2006. America's share of total revenues decreased as the total revenues from this region remained stable as a result of the increased sales in general industry offset by the slower development in the automotive sector. Revenues from Asia grew, led by growth in China which allowed Asia to maintain its share of total revenues compared to 2006.

        In 2006, revenues declined in all regions reflecting primarily a lower level of orders received. Revenues in central and eastern Europe remained stable at low levels, while western Europe recorded slightly lower revenues as a result of a slow-down in the automotive sector partially offset by improvements in general industry. The downturn in the north American automotive industry was reflected in the reduced share of revenues from the Americas. The share of revenues in Asia continued to grow, increasing in importance for the division.

Earnings before interest and taxes

        EBIT for our Robotics division increased by $78 million. The EBIT margin for the division increased to 5.6 percent in 2007 from 0.1 percent in 2006.

        Higher revenues, especially increased sales in general industry, margin improvements in the Systems business and increased sourcing of materials in emerging markets contributed to the EBIT improvement. In addition, 2006 included charges booked in association with a large project.

        In 2006, EBIT for our Robotics division decreased to $1 million from $91 million in 2005. The EBIT margin for the division also decreased to 0.1 percent in 2006 from 5.4 percent in 2005. Both decreases reflected not only lower revenues but also costs associated with the optimization of manufacturing locations and costs related to improving the division's operational performance, such as R&D expenses for new product development and cost migration efforts, as well as charges associated with a large project.

Non-core and Other

        As of December 31, 2007, Non-core and Other constituted corporate real estate activities, a few minor equity investments and other minor businesses which are in the divestment process.

Orders and revenues

        Orders and revenues from Non-core and Other comprised primarily the rental income from internal real estate agreements, which are eliminated in the calculation of our total consolidated orders and revenues as well as revenues from the remaining Distributed Energy business in the United Kingdom, Germany and Italy and other businesses that are ceasing operations.

EBIT

        EBIT in Non-core and Other in 2007 of $9 million included $43 million from our real estate operations, mainly from the gains on the sale of real estate properties in Switzerland, Norway, Brazil and Australia and $38 million net gain on the sale of equity investments in Jorf Lasfar and Neyveli. The EBIT in Non-core and Other was largely offset by a $42 million impairment charge in respect of one of our equity investments, which we intend to divest, as the anticipated market value is less than our book value as well as other charges related to businesses that were sold.

        In 2006, EBIT in Non-core and Other included $34 million from real estate activities, mainly gains from the sale of real estate in Europe and $61 million from Equity Ventures, representing primarily income from equity investments in Jorf Lasfar and Neyveli. Non-core and Other EBIT also included losses, mainly from old projects in the remaining Building Systems and other businesses.

        In 2005, EBIT in Non-core and Other was represented by $69 million from Equity Ventures and $10 million from real estate operations. These earnings were partly offset by costs associated with the closure of other business activities.

Corporate

        Corporate comprises headquarters and stewardship, corporate research and development and other. EBIT for our corporate division was as follows:

	Year ended December 31,
	2007	2006	2005
	($ in millions)
Headquarters and stewardship	(202)	(224)	(303)
Corporate research and development	(98)	(89)	(90)
Other	(10)	(8)	(8)

Total Corporate	(310)	(321)	(401)

        Headquarters and stewardship operating results decreased in both 2007 and 2006 as a result of the continued focus on reducing corporate costs in the Company's operations throughout the world and in the headquarters in Zurich. Improved headquarters and stewardship results in 2007 as compared to 2006 were partly due to lower costs associated with the internal control measures to comply with the provisions of the Sarbanes-Oxley Act of 2002. Headquarters and stewardship results in 2007 also included a $17 million contribution made to the Jürgen Dormann Foundation and some minor gains from businesses sold during the period.

        Corporate R&D increased slightly in 2007, primarily due to the appreciation of the local currencies relative to the USD. Costs in Other primarily represent the general administrative expenses in our Group Treasury Operations.

LIQUIDITY AND CAPITAL RESOURCES

Principal sources of funding

        In 2007, 2006 and 2005, we met our liquidity needs principally using cash from operations, bank borrowings and to a decreasing extent, the sale of receivables under our securitization programs.

        During 2007, 2006 and 2005, our financial position was strengthened by the positive cash flow from operating activities of $3,054 million, $1,939 million and $1,012 million, respectively. The cash generated in 2007, 2006 and 2005 enabled us to reduce the level of our securitization programs (see "Securitization programs"), to restructure or repurchase debt (see "Note 13 Debt" to our Consolidated Financial Statements) and to make discretionary pension contributions (see "Note 19 Employee benefits" to our Consolidated Financial Statements) and dividend payments. The debt reductions combined with net income of $3,757 million, $1,390 million and $735 million in 2007, 2006 and 2005, respectively, have been the main drivers in the reduction in our gearing from 52 percent at December 31, 2005, to 19 percent at December 31, 2007. (See "Financial position"). The improvement in our financial position during 2007 is demonstrated in the table below:

	As of December 31,
	2007	2006
	($ in millions)
Cash and equivalents	4,650	4,198
Marketable securities and short-term investments	3,460	528
Short-term debt and current maturities of long-term debt	(536)	(122)
Long-term debt	(2,138)	(3,160)

Net cash (defined as the sum of the above lines)	5,436	1,444

        We believe that the cash flows generated from our business are sufficient to support business operations, capital expenditures, the payment of dividends to shareholders and contributions to pension plans. Due to the nature of our operations, our cash flow from operations generally tends to be weaker in the first half of the year than in the second half of the year. We have the ability to supplement this near-term liquidity, if necessary, through access to the capital markets (including short-term commercial paper) and credit facilities. Consequently, we believe that our ability to obtain funding from these sources will continue to provide the cash flows necessary to satisfy our working capital and capital expenditure requirements, as well as meet our debt repayments and other financial commitments for the next 12 months. (See "Contractual obligations").

Debt and interest rates

        At December 31, 2007 and 2006, total outstanding debt amounted to $2,674 million and $3,282 million, respectively, as shown in the table below:

	As of December 31,
	2007	2006
	($ in millions)
Short-term term debt including current maturities of long-term debt (including bonds)	536	122
Long-term debt
—bonds	1,983	2,884
—other long-term debt	155	276

Total debt	2,674	3,282

        The decrease in debt in 2007 was primarily the result of the holders of our 3.5% CHF Convertible Bonds, due 2010, converting the total aggregate principal of 1 billion Swiss francs of our 3.5% CHF Convertible Bonds, due 2010, into shares. No new bonds were issued during 2007. In 2006, we restructured our debt through the induced conversion of our 4.625% USD Convertible Bonds, due 2007 and an exchange offer for our 9.5% EUR Instruments, due 2008 and our 10% GBP Instruments, due 2009. For the cash flow and financial impact of these transactions, see "—Cash flows used in financing activities" and "Note 13 Debt" to our Consolidated Financial Statements.

        Our debt has been obtained in a range of currencies and maturities and on various interest rate terms. We use derivatives to reduce the interest rate and/or foreign currency exposures arising on our debt. For example, we use interest rate swaps to effectively convert fixed rate debt into floating rate liabilities and we use cross currency swaps to effectively convert certain foreign currency denominated bonds into U.S. dollar liabilities.

        After considering the effects of interest rate swaps, the effective average interest rate on our floating rate long-term debt (including current maturities) of $2,398 million and our fixed rate long-term debt (including current maturities) of $147 million was 6.8 percent and 6.4 percent, respectively. This compares with an effective rate of 5.8 percent for floating rate long-term debt of $2,188 million and 6.0 percent for fixed-rate long-term debt of $199 million as of December 31, 2006. The figures for fixed rate debt at December 31, 2006 exclude our convertible bonds of $820 million which bore interest at an effective rate of 3.5 percent until converted during 2007.

        For a discussion of our use of derivatives to modify the characteristics of our individual bond issuances, see "Note 13 Debt" to our Consolidated Financial Statements.

Credit facilities

        Since July 2005, we have in place a five-year, $2 billion multicurrency revolving credit facility. During 2007, we amended the facility to reduce the costs associated with it and to remove the sole remaining financial covenant which was related to maximum net leverage. For further details of this credit facility, see "Note 13 Debt" to our Consolidated Financial Statements.

        No amount was drawn under the facility at December 31, 2007 and 2006. The facility is for general corporate purposes and will serve as back-stop facility to our commercial paper programs in the event that we issue commercial paper under the programs described below. The facility contains cross-default clauses whereby an event of default would occur if we were to default on indebtedness, as defined in the facility, at or above a specified threshold.

Commercial paper

        In October 2007, we established a $1 billion commercial paper program for the private placement of USD denominated commercial paper in the United States. In December 2007, we established a $1 billion Euro-commercial paper program for the issuance of commercial paper in a variety of currencies. These new programs are in addition to the existing 5 billion Swedish krona program (equivalent to approximately $781 million, using December 31, 2007 exchange rates), allowing us to issue short-term commercial paper in either Swedish krona or euro.

        As of December 31, 2007 and 2006, no amounts had been issued or were outstanding under these commercial paper programs.

Medium Term Note Program ("MTN")

        We have in place a MTN Program that allows us to issue up to the equivalent of $5,250 million in certain debt instruments. As of December 31, 2007 and 2006, $2,094 million and $1,898 million, respectively, of our total debt outstanding, were debt issuances under the MTN Program. The terms of the MTN Program do not obligate any third party to extend credit to us and the terms and availability of financings under the MTN Program are determined with respect to and as of the date of issuance of, each debt instrument.

Securitization programs

        In addition to the aforementioned primary sources of liquidity and capital resources, we also have sold certain trade receivables in revolving-period securitization programs. Between 2005 and 2007, as our liquidity situation improved and the need for such financing declined, we have reduced the volume of receivables sold into such programs and, in 2007, terminated the remaining program.

        For further discussion of our securitization programs, including cash flows related to securitization programs during 2007, 2006 and 2005, see "Off-balance sheet arrangements" and "Note 2 Significant accounting policies" and "Note 7 Securitization" to our Consolidated Financial Statements.

Credit ratings

        Credit ratings are assessments by the rating agencies of the credit risk associated with our Company and are based on information provided by us or other sources that the rating agencies consider reliable. Higher ratings generally result in lower borrowing costs and increased access to capital markets. Since April 2006, our ratings are again of "investment grade" that would be represented by Baa3 (or above) from Moody's and BBB- (or above) from Standard & Poor's.

        In April 2007, Standard & Poor's increased our corporate rating from BBB+ to A- and our long-term unsecured debt from BBB to A-. The ratings from Moody's remained unchanged during 2007. At December 31, 2007, our long-term company ratings were Baa1 and A-, from Moody's and Standard & Poor's, respectively, as was our long-term unsecured debt. This compares to Moody's and

Standard & Poor's ratings of Baa1 and BBB+, respectively, for our long-term company ratings and Baa1 and BBB for our long-term unsecured debt at December 31, 2006.

        On January 21, 2008, Moody's announced an upgrade in our long-term ratings from Baa1 to A3.

Limitations on transfers of funds

        Currency and other local regulatory limitations exist related to the transfer of funds in a number of countries where we operate, including: Brazil, China, Egypt, India, Korea, Malaysia, Russia, Saudi Arabia, South Africa, Taiwan, Thailand, Turkey and Venezuela. Funds, other than regular dividends, fees or loan repayments, cannot be transferred offshore from these countries and are therefore deposited and used for working capital needs locally. As a consequence, these funds are not available within our Group Treasury Operations to meet short-term cash obligations outside the relevant country. These funds are reported as cash on our Consolidated Balance Sheets, but we do not consider these funds immediately available for the repayment of debt outside the respective countries where the cash is situated, including those described above. As of December 31, 2007 and 2006, the balance of cash and equivalents and marketable securities and other short-term investments under such limitations totaled approximately $1,332 million and $1,195 million, respectively.

FINANCIAL POSITION

Balance sheet

        During 2007 and 2006, divestments and the discontinuation of certain businesses were recorded as discontinued operations. Accordingly, the balance sheet data for all periods presented have been restated to present the financial position and results of operations of the businesses meeting the criteria of SFAS 144 as assets and liabilities held for sale and in discontinued operations.

Current assets

	As of December 31,
	2007	2006
	($ in millions)
Cash and equivalents	4,650	4,198
Marketable securities and short-term investments	3,460	528
Receivables, net	8,582	6,566
Inventories, net	4,863	3,807
Prepaid expenses	307	247
Deferred taxes	783	572
Other current assets	368	240
Assets held for sale and in discontinued operations	132	1,397

Total current assets	23,145	17,555

        Our total current assets as of December 31, 2007, increased by 32 percent, as compared to total current assets as of December 31, 2006. (See "Cash flows").

        As of December 31, 2007 and 2006, we had cash and equivalents and marketable securities and short-term investments totaling $8,110 million and $4,726, respectively. Approximately $5,757 million and $2,661 million as of December 31, 2007 and 2006, respectively, was invested in time deposits by our Group Treasury Operations and was denominated primarily in USD and EUR. Further amounts, totaling approximately $1,332 million and $1,195 million, as of December 31, 2007 and 2006, respectively, were deposited locally in countries where currency or other local regulatory limitations exist, as described above under "Liquidity and capital resources—Limitations on transfers of funds."

Balances not remitted to Group Treasury Operations are primarily denominated in the currency of the respective country holding the balance.

        We invest surplus cash available in time deposits and marketable securities with varied maturities based on defined investment guidelines and the liquidity requirements of the business. Investments which have maturities of three months or less at the time of acquisition are classified as part of cash and equivalents and those that have maturities of more than three months at the time of acquisition are classified as part of marketable securities and short-term investments. The balance of marketable securities and short-term investments fluctuate depending on the timing of these investments. As described in "Net interest and other finance expense" from August 2007, we invested our excess liquidity in time deposits rather than marketable securities due to the market turbulence.

        Receivables, net, as at the end of 2007, increased from the end of 2006 by approximately 31 percent. Approximately 35 percent of this increase was related to the appreciation of local currencies relative to the USD. In addition, the increase in revenues during the year from all of the core divisions also contributed to the increase in receivables, net.

        Inventories, net, also increased primarily reflecting the increase in our order backlog as at the end of 2006. Approximately 47 percent of this increase was related to the appreciation of local currencies relative to the USD. The increase in inventories was particularly high in our Power Products and Automation Products divisions to execute the increased order backlog.

        The reduction in assets held for sale and in discontinued operations mainly reflects the sale of Lummus in 2007.

Current liabilities

	As of December 31,
	2007	2006
	($ in millions)
Accounts payable, trade	4,167	3,279
Billings in excess of sales	829	394
Accounts payable, other	1,289	1,172
Short-term debt and current maturities of long-term debt	536	122
Advances from customers	2,045	1,490
Deferred taxes	371	226
Provisions and other	3,342	2,864
Accrued expenses	1,737	1,513
Asbestos obligations	101	150
Liabilities held for sale and in discontinued operations	62	1,275

Total current liabilities	14,479	12,485

        Total current liabilities as of December 31, 2007, increased by 16 percent compared to December 31, 2006. More than 50 percent of this increase was due to the appreciation of the local currencies relative to the USD. Excluding the currency impact, the increase in business volume was the main factor contributing to the increase in current liabilities.

        Total accounts payable and billings in excess of sales as of December 31, 2007, increased compared to December 31, 2006, due primarily to an increase in business volume in all of the core divisions. Short-term debt and current maturities of long-term debt were higher than 2006, as more long-term debt became due within one year. Advances from customers also increased reflecting the increased volume of orders received during 2007, particularly in our Power Products and Power Systems divisions. The increase in provisions for warranties and contract penalties as a result of increased business volume is a major driver behind the increase in provisions and other. These increases were offset by a decrease in asbestos obligations. (See "Contingencies and retained liabilities"). Liabilities held for sale and in discontinued operations decreased following the sale of Lummus.

Non-current assets

	As of December 31,
	2007	2006
	($ in millions)
Financing receivables, net	487	539
Property, plant and equipment, net	3,246	2,793
Goodwill	2,421	2,369
Other intangible assets, net	270	286
Prepaid pension and other employee benefits	380	373
Investments in equity method companies	63	545
Deferred taxes	862	507
Other non-current assets	127	175

Total non-current assets	7,856	7,587

        Total non-current assets as of December 31, 2007, increased by 4 percent compared to December 31, 2006.

        Financing receivables, net, as of December 31, 2007, which includes lease and loan receivables, decreased compared to December 31, 2006, mainly due to the settlement of a long-term note receivable ahead of scheduled maturity.

        Of the total increase in the value of property, plant and equipment, net, between December 31, 2007 and December 31, 2006, approximately 63 percent was related to the change in the value of the USD against local currencies. All of our core divisions except Robotics raised their investment levels to improve production capacities. Capital expenditure in Robotics remained at the same level as the prior year. The major capital expenditures during 2007 were investments in machinery and equipment in China, Germany, Sweden, Finland and Switzerland.

        During 2007, goodwill increased principally due to the change in the value of the USD against local currencies. Investments in equity method companies are lower than the previous year mainly reflecting the sale of Jorf Lasfar. The increase in deferred taxes mainly reflects the recognition of tax assets on net operating losses carried forward and other items, which previously did not meet the more likely than not standard of being realized.

Non-current liabilities

	As of December 31,
	2007	2006
	($ in millions)
Long-term debt	2,138	3,160
Pension and other employee benefits	631	809
Deferred taxes	407	763
Asbestos obligations	—	282
Other liabilities	1,797	1,154

Total non-current liabilities	4,973	6,168

        During 2007, our long-term debt was significantly reduced through the conversion by bondholders of our 1 billion Swiss francs convertible bonds into equity and the reclassification of a portion of our long-term debt to short-term debt and current maturities of long-term debt. (See "Liquidity and capital resources—Debt and interest rates"). Our gearing ratio, excluding borrowings in discontinued operations, was 19 percent as of December 31, 2007, as compared to 34 percent as of December 31, 2006, reflecting the reduction of our total debt and the increase in stockholders' equity during 2007, primarily due to the growth in net income and the conversion of our convertible bonds.

        The reduction in the balance of pension and other employee benefits during 2007 was the net result of increases in the discount rates, changes in mortality tables and changes in actuarial assumptions during 2007, as well as minor discretionary pension contributions. (See "Application of critical accounting policies").

        The balance of deferred taxes decreased mainly due to a reclassification as of January 1, 2007, of approximately $340 million to other liabilities as a consequence of the adoption of FIN 48.

        Asbestos obligations decreased from $282 million in 2006 to $0 million in 2007, due to a payment made upon the sale of Lummus and the reclassification of the remaining amounts to current liabilities.

        The increase in other liabilities is predominantly due to income tax related liabilities of $556 million which includes the reclassification of approximately $340 million from deferred taxes as of January 1, 2007 as a result of the adoption of FIN 48. (See "Note 17 Income taxes" to our Consolidated Financial Statements). Other liabilities further include non-current deposit liabilities of $298 million and $302 million, deferred income of $113 million and $118 million, non-current derivative liabilities of $162 million and $113 million, management incentive plan provisions of $71 million and $58 million and other non-current liabilities of $352 million and $312 million as of December 31, 2007 and 2006, respectively. Other liabilities also includes provisions for the estimated environmental remediation costs related to our former Nuclear Technology business of $245 million and $251 million as of December 31, 2007 and 2006, respectively. (See "Environmental liabilities" and "Note 16 Commitments and contingencies" and "Note 18 Other liabilities" to our Consolidated Financial Statements).

Cash flows

        In the Consolidated Statements of Cash Flows, the effects of discontinued operations are not segregated, as permitted by SFAS No. 95, Statement of Cash Flows ("SFAS 95").

        The Consolidated Statements of Cash Flows can be summarized as follows:

	Year ended December 31,
	2007	2006	2005
	($ in millions)
Cash flows provided by operating activities	3,054	1,939	1,012
Cash flows used in investing activities	(2,291)	(694)	(316)
Cash flows used in financing activities	(625)	(392)	(896)
Effects of exchange rate changes on cash and equivalents	275	184	(259)
Adjustment for the net change in cash and equivalents in assets held for sale and in discontinued operations	39	25	37

Net change in cash and equivalents—continuing operations	452	1,062	(422)

Cash flows provided by operating activities

        Operating activities provided net cash of $3,054 million in 2007, substantially up by $1,115 million from the prior year. This increase was driven primarily by significantly higher cash effective earnings (net income after adjusting back non-cash and non-operating expenses) year over year as well as by comparatively lower cash outflows towards operating assets and liabilities. Cash outflows arising from the changes in operating assets and liabilities were $267 million during 2007, compared to $571 million in 2006. This improvement was a result of an improved focus on working capital management, particularly with respect to inventories and trade payables.

        Cash flows provided by operating activities increased in all of our core divisions where higher cash outflow requirements for working capital, as a result of the significant increase in the volume of operations, were more than offset by the significant increase in cash effective earnings. The Power Systems division contributed to cash flows provided by operating activities in 2007, the majority of which was as a result of high advances from customers on major projects and resulting from the closer management of trade payables. In the Power Products division, working capital improvements were driven by improved inventory management.

        Cash flows provided by operating activities in 2007 included $382 million asbestos payments, of which $204 million was paid upon the sale of Lummus. In addition, the taxes paid during 2007 were more than 30 percent higher compared to 2006.

        Due to the improved liquidity situation of the ABB Group we terminated the securitization activities in the United States during the third quarter of 2007. This termination had an impact on the full year cash flows from operations of $178 million. Approximately 50 percent of this impact was due to the Power Products division.

        Cash flows provided by operating activities increased by $927 million in 2006, as compared to 2005. Approximately 50 percent of this increase was attributable to the significant reduction in the amount of receivables securitized in 2005 (see "Off-balance sheet arrangements"), which resulted in a reduction of our cash flow in our core divisions and Corporate during 2005. In addition, the increased revenues and the high capacity utilization, mainly in our Power Products and Automation Products divisions, resulted in higher cash outflows towards increased working capital levels in 2006. These increases were more than offset by the advances received from our customers, particularly in our Process Automation division and an increase in the cash effective earnings of most of our core divisions. Cash flows provided by operating activities increased in all our core divisions relative to 2005.

Cash flows used in investing activities

	Year ended December 31,
	2007	2006	2005
	($ in millions)
Proceeds from sale of businesses, net of acquisitions	1,088	24	(124)
Purchases of property, plant and equipment and intangibles, net of disposals	(681)	(408)	(339)
Purchases of marketable securities (other than trading) and short-term investments, net of sales	(2,754)	(377)	(82)
Other investing activities, net	56	67	229

Cash flows used in investing activities	(2,291)	(694)	(316)

        Investing activities include: accounts receivable from leases and third party loans (financing receivables); net investments in marketable securities that are not held for trading purposes; asset purchases, net of disposals and acquisitions of, investments in and divestitures of businesses.

        Cash flows used in investing activities during 2007 were $2,291 million. Net cash inflows from the sale of businesses and equity accounted companies amounted to $1,142 million in 2007. This net inflow included approximately $810 million net proceeds from the sale of Lummus, as well as $483 million net proceeds from the sale of our interests in Jorf Lasfar and Neyveli. These inflows were offset by a cash outflow of $173 million related to the sale of Building Systems in Germany. Net cash outflows for acquisitions amounted to $54 million in 2007, including $26 million for the acquisition of Raman Boards Ltd. in India.

        Total cash disbursement for the purchase of property, plant and equipment and intangibles, net of disposals, in 2007 increased by approximately $270 million, reflecting higher capital expenditures due to new growth projects and increasing capacity requirements. Capital expenditure payments during the year amounted to $756 million, which included $457 million towards the purchase of machinery and equipment, $128 million for land and buildings, $84 million for the purchase of intangible assets, mainly software and $87 million for projects which are under construction. Cash received from the sale of property, plant and equipment during 2007 included $58 million proceeds from the sale of real estate properties, mainly in Italy and France and $16 million from the sale of machinery and equipment in various locations.

        The substantial increase in net purchases of marketable securities and short-term investments from $377 million in 2006, to $2,754 million in 2007, reflects the investment of the increased liquidity generated by the ABB Group. Other outflows of marketable securities and short-term investments in 2007 include $49 million in purchases of marketable securities to contribute to the pension funds in Germany and $30 million in additional net cash invested by our captive insurance company.

        Acquisitions and divestments, net, for the year ended December 31, 2006, mainly included the proceeds received from the sale of our Power Lines businesses in Venezuela and South Africa as well as the sale of our Cable business in Ireland. In 2005, we had a cash outflow from acquisitions and divestments, net, primarily due to the cash sold with our Lease Portfolio business in Finland and cash payments in connection with settlements related to our Upstream Oil and Gas business.

        In 2006, as a consequence of the increase in the volume of orders and continued high capacity utilization, cash outflows for the purchase of property, plant and equipment increased. Total cash disbursed for capital expenditures during 2006 was $536 million. Of this amount $308 million was spent on machinery and equipment, $111 million on land and buildings, $45 million on intangibles, mainly software and $72 million on projects which are under construction, the majority of which relates to machinery and equipment. In the same year, there was $108 million in proceeds on the sale of land and buildings, primarily in Europe and $20 million from the sale of machinery and equipment. Major capital expenditures on investment in machinery and equipment during 2005 occurred primarily in Europe and Asia.

        Cash outflows from all other investing activities, net, in 2006, were $310 million, including the purchase of marketable securities of $449 million which were contributed to the pension funds in Germany. These purchases of marketable securities were partially offset by the cash inflows and outflows related to other marketable securities. During 2005, net cash provided by all other investing activities was $147 million, which included the sale of our lease portfolio and the release of restricted cash which were offset by the purchase of marketable securities of $262 million which were contributed to our pension funds in Germany.

Cash flows used in financing activities

	Year ended December 31,
	2007	2006	2005
	($ in millions)
Change in debt, net of repayments	(56)	(64)	(832)
Payments made upon induced bond conversion and bond exchange	—	(183)	—
Issuance of shares	241	47	35
Purchases of shares	(199)	—	—
Dividends paid	(449)	(203)	—
Dividend paid to minority shareholders	(117)	(94)	(74)
Other financing activities	(45)	105	(25)

Cash flows used in financing activities	(625)	(392)	(896)

        Our financing activities primarily include debt, both from the issuance of debt securities and borrowings directly from banks, capital and treasury stock transactions and dividends paid.

        During 2007, we purchased, on the open market, 10 million of our own shares for use in connection with our employee incentive plans, resulting in a cash outflow of $199 million and the corresponding increase in treasury stock.

        The issuance of shares represents the exercise of call options by a bank and the issuance of shares to employees in connection with our Employee Share Acquisition Plan ("ESAP"). The call options held by the bank (and related to our management incentive plan launches in 2001, 2003 and 2004) had been issued by us at fair value with strike prices ranging from CHF 7.00 to CHF 13.49. The exercise by the bank resulted in the issuance of approximately 19.6 million shares and net proceeds of $181 million. The exercise by employees of the options they held under the ESAP resulted in the issuance of 3.7 million shares and net proceeds of $60 million.

        Dividends paid in 2007 of $449 million, represented a dividend of CHF 0.24 per share. Dividends paid to minority shareholders amounted to $117 million in 2007.

        As there were no bond maturities or significant repurchases of bonds in 2006, repayments of debt were significantly reduced compared to 2005. During 2006, the capital increase resulting from the issuance of shares under our ESAP led to a net cash inflow of $47 million. During 2006, we paid a dividend of CHF 0.12 per share which resulted in an outflow of $203 million. Dividends paid to minority shareholders increased by $20 million to $94 million compared to the $74 million paid in 2005. Other financing activities in 2006 included $72 million payments made in relation to the induced conversion of our 4.625% USD Convertible Bonds, due 2007, $111 million payments in connection with the exchange of our 10% GBP Instruments, due 2009 and the 9.5% EUR Instruments, due 2008, which were partly offset by cash inflows from certain financial derivative transactions.

        Significant cash outflows from financing activities during 2005 included the repayment of maturing bonds and the repurchase of bonds. The cash inflow for the capital and treasury stock transactions primarily represented the capital increase resulting from our ESAP.

Disclosures about contractual obligations and commitments

        The contractual obligations presented in the table below represent our estimates of future payments under fixed contractual obligations and commitments. The amounts in the table may differ from those reported on our Consolidated Balance Sheets as of December 31, 2007. Changes in our business needs, cancellation provisions and changes in interest rates, as well as actions by third parties and other factors, may cause these estimates to change. Therefore, our actual payments in future periods may vary from those presented in the table. The following table summarizes certain of our contractual obligations and principal and interest payments under our debt instruments, leases and purchase obligations as of December 31, 2007:

Payments due by period	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	($ in millions)
Long-term debt obligations	2,545	407	180	934	1,024
Interest payments related to long-term debt obligations	838	206	254	184	194
Operating lease obligations	1,863	354	543	407	559
Purchase obligations	4,701	3,804	716	134	47

Total	9,947	4,771	1,693	1,659	1,824

        We have determined our long-term debt obligations and interest payments related to long-term debt obligations by reference to the payments due under the terms of our debt obligations at the time such obligations were incurred. However, we use interest rate swaps to modify the characteristics of certain of our debt obligations. The net effect of these swaps may be to increase or decrease the actual amount of our cash interest payment obligations, which may differ from those stated in the above table. For further details on our debt obligations and the related hedges, see "Note 13 Debt" to our Consolidated Financial Statements.

        Of the total of $647 million unrecognized tax benefits for 2007, it is expected that $68 million will be paid within less than a year, however, we cannot make a reasonably reliable estimate as to the related future payments for the remaining amount of $579 million. See "Note 17 Taxes" to our Consolidated Financial Statements.

Off-balance sheet arrangements

Guarantees

        Certain guarantees issued or modified after December 31, 2002 are accounted for in accordance with FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"). Upon issuance of certain guarantees, a liability, equal to the fair value of the guarantee, is recorded.

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

        The carrying amount of liabilities recorded in the Consolidated Balance Sheets reflects our best estimate of future payments, which we may incur as part of fulfilling our guarantee obligations.

	December 31,
	2007		2006
	Maximum potential payments	Carrying amount of liabilities	Maximum potential payments	Carrying amount of liabilities
	($ in millions)
Performance guarantees	957	9	1,092	1
Financial guarantees	131	—	166	—
Indemnification guarantees	328	1	80	—

Total	1,416	10	1,338	1

Guarantees related to third party performance

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

        We retained obligations for guarantees related to the Power Generation business contributed in mid-1999 to the former ABB Alstom Power NV joint venture ("Alstom Power NV"). The guarantees primarily consist of performance guarantees, advance payment guarantees and other miscellaneous guarantees under certain contracts such as indemnification for personal injuries and property damages, taxes and compliance with labor laws, environmental laws and patents. The guarantees are related to projects which are expected to be completed by 2015 but in some cases have no definite expiration date. In May 2000, we sold our interest in the Alstom Power NV to Alstom SA ("Alstom"). As a result,

Alstom and its subsidiaries have primary responsibility for performing the obligations that are the subject of the guarantees. Further, Alstom, the parent company and Alstom Power NV, have undertaken jointly and severally to fully indemnify and hold us harmless against any claims arising under such guarantees. Our best estimate of the total maximum potential exposure of quantifiable guarantees issued by us on behalf of our former Power Generation business is approximately $171 million and $717 million at December 31, 2007 and 2006, respectively. We have not experienced any losses related to guarantees issued on behalf of the former Power Generation business.

        We have retained obligations for guarantees related to the Upstream Oil and Gas business sold in 2004. The guarantees primarily consist of performance guarantees, advance payment guarantees and other miscellaneous guarantees. The guarantees have original maturity dates ranging from one to seven years. The maximum amount payable under the guarantees is approximately $393 million and $375 million at December 31, 2007 and 2006, respectively. We have the ability to recover potential payments under these guarantees through certain backstop guarantees. The maximum potential recovery under these backstop guarantees is approximately $13 million and $21 million at December 31, 2007 and 2006, respectively.

        We retained obligations for guarantees related to the Lummus business sold in 2007. The guarantees primarily consist of performance guarantees. The guarantees have original maturity dates ranging from one to five years. The maximum amount payable under the guarantees is approximately $301 million at December 31, 2007. We have the ability to recover potential payments under these guarantees through certain backstop guarantees. The maximum potential recovery under these backstop guarantees is approximately $30 million at December 31, 2007.

        The Company retained obligations for guarantees related to the Building Systems business in Germany sold in 2007. The guarantees primarily consist of performance guarantees. The guarantees have original maturity dates ranging from one to thirteen years. The maximum amount payable under the guarantees was approximately $92 million at December 31, 2007.

Guarantees related to financial obligations

        Financial guarantees represent irrevocable assurances that we will make payment to a beneficiary in the event that a third party fails to fulfill its financial obligations and the beneficiary under the guarantee incurs a loss due to that failure.

        At December 31, 2007 and 2006, we had $131 million and $166 million, respectively, of financial guarantees outstanding. Of those amounts, $56 million and $80 million, respectively, were issued on behalf of companies in which we currently have or formerly had an equity interest. The guarantees have various maturity dates. The majority of the durations run to 2010 with the longest expiring in 2021.

Guarantees related to indemnification

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

        We delivered to the purchasers of the Lummus business and our interest in Jorf Lasfar, guarantees related to assets and liabilities divested in 2007. The maximum liability at December 31, 2007 of $50 million and $189 million, respectively, relating to these businesses will reduce over time, pursuant to the sales agreements.

        We delivered to the purchaser of the Upstream Oil, Gas and Petrochemicals business guarantees related to assets and liabilities divested in 2004. The maximum liability at December 31, 2007 and 2006, of approximately $89 million and $80 million, respectively, relating to this business will reduce over time, pursuant to the sales agreement, subject to foreign exchange fluctuations.

        With respect to the sale of Lummus, we retained certain liabilities, including potential fines and penalties connected with suspect payments made prior to completion of the sale. We have disclosed these suspect payments to the United States Securities and Exchange Commission and the United States Department of Justice. We cannot estimate the likelihood of an unfavorable outcome or the amount of any potential loss. Therefore, we have not recorded any provisions for any potential fines or penalties relating to these suspect payments.

Securitization programs

        In addition to the primary sources of liquidity and capital resources described in the section entitled "Liquidity and Capital Resources," we have sold certain trade receivables in revolving-period securitization programs. Between 2005 and 2007, as our liquidity improved and the need for such financing declined, the volume of trade receivables sold into such programs correspondingly declined. During 2007, we terminated the remaining revolving-period securitization program and, as of December 31, 2007, no amounts were outstanding.

        During 2007, 2006 and 2005, respectively, we received and paid, in respect of securitization programs, the following amounts:

	2007	2006	2005
	($ in millions)
Gross trade receivables sold	1,265	2,001	4,925
Collections made on behalf of purchaser	(1,513)	(2,091)	(5,489)
Discount, liquidity and program fees	(8)	(8)	(18)
Decrease in retained interests	65	80	178
Net cash paid during the year	191	31	404

Receivable as of December 31	—	13	—

        We paid discount and program fees on our securitization programs. Discounts were based on the amount of funding that we received, while program fees were based on the programs' size. These costs, of $8 million, $8 million and $18 million in 2007, 2006 and 2005, respectively, are included in interest and other finance expense.

        In addition, we transfer receivables outside of the above described securitization programs. These transfers were sales, made without recourse, directly to banks and/or sales pursuant to factoring or similar type arrangements. Total sold receivables included in these transactions during 2007 and 2006 were approximately $378 million and $538 million, respectively, of which, sales of $5 million in 2006 only, related to assets held for sale and in discontinued operations. During each of 2007 and 2006, the related costs, including the associated gains and losses, were $5 million, respectively. (See "Note 2 Significant accounting policies" and "Note 7 Securitization" to our Consolidated Financial Statements).

Variable interests

        We are a party to certain off-balance sheet arrangements including variable interests in unconsolidated entities. (See "Note 12 Investments in equity method accounted companies" to our Consolidated Financial Statements).

ENVIRONMENTAL LIABILITIES

        We are engaged in environmental clean-up activities at certain sites principally in the United States of America, arising under various United States ("U.S.") and other environmental protection laws and under certain agreements with third parties. Provisions are recorded when it is probable that losses will result from these actions and the amounts of losses can be reasonably estimated. Estimated losses for environmental remediation obligations are not discounted to their present value because timing of payments cannot be reasonably estimated. We may be able to recover a portion of the costs relating to these matters from insurers or other third parties; however, we record such amounts only when it is probable that they will be collected. We are of the opinion, based upon information presently available and on advice of external advisers, that the resolution of any such liability would not have a material adverse effect on our Consolidated Financial Statements.

Contingencies related to former Nuclear Technology business

        We retain liabilities for certain specific environmental remediation costs at two sites in the United States that were operated by our former subsidiary, ABB CE-Nuclear Power Inc., which we sold to British Nuclear Fuels PLC ("BNFL") in 2000. Pursuant to the sale agreement with BNFL, we have retained the environmental liabilities associated with our Combustion Engineering subsidiary's Windsor, Connecticut, facility and agreed to reimburse BNFL for a share of the costs that BNFL incurs for environmental liabilities associated with the Hematite, Missouri, facility. The primary environmental liabilities associated with these sites relate to the costs of remediating radiological and chemical contamination. Such costs are not incurred until a facility is taken out of use and generally are incurred over a number of years. Although it is difficult to predict with accuracy the amount of time it may take to remediate radiological and chemical contamination at the Hematite site, based on information that BNFL has made available, we believe that it may take until 2013 to remediate the Hematite site. With respect to the Windsor site, we believe the remediation may take until 2011.

        Under the terms of the sale agreement, BNFL is responsible to have the remediation of the Hematite site performed in a cost efficient manner and pursue recovery of remediation costs from other potentially responsible parties as conditions for obtaining cost sharing contributions from us. Westinghouse Electric Company LLC ("Westinghouse"), BNFL's former subsidiary, now oversees remediation activities at the Hematite site. Westinghouse was acquired during 2006 by a consortium led by Toshiba Corporation, Japan. Westinghouse brought legal action against former owner/operators of the Hematite site and the U.S. Government under the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA") to recover past and future remediation costs. The defendants contested Westinghouse's claims. During 2006, an arbitration ruling related to indemnification of former owner/operators contained in the Combustion Engineering purchase agreement for the site was unfavorable to Westinghouse's claims, potentially increasing the Westinghouse costs subject to the cost sharing agreement. Separately, based on the publicly available draft Remedial Investigation Report and Decommissioning Plan prepared by Westinghouse and other site related data, we were able to re-estimate our share of the expected total remediation costs for the Hematite site. The unfavorable outcome of the arbitration was largely offset by a lower site remediation cost estimate. Thus, in 2006, we made no adjustment to the reserve for our share of the Hematite site remediation cost. During 2007, Westinghouse's efforts were focused on modifying, finalizing and obtaining regulatory approval of its draft decommissioning plan for the Hematite site.

        During 2007, we reached agreement with U.S. government agencies to transfer oversight of the remediation of the portion of the Windsor site under the U.S. government formerly Utilized Sites Remedial Action Program from the U.S. Army Corps of Engineers to the Nuclear Regulatory Commission which has oversight responsibility for the remaining radiological areas of that site and our radiological license for the site. Management believes this could result in cost efficiencies as well as expedited completion of the remediation activities at the site.

        We established a provision of $300 million in income (loss) from discontinued operations in 2000 for our estimated share of the remediation costs for these sites. As of December 31, 2007 and 2006, we have recorded in current and non-current other liabilities reserves of $245 million and $251 million, respectively, net of payments from inception of $50 million and $47 million, respectively and reversal of $3 million in 2007 and $2 million in 2005 to income (loss) from discontinued operations reflecting realized cost savings. The balance of the provision at December 31, 2007 represents our best estimate of our remaining remediation costs for these facilities. Expenditures charged to the provision were $3 million, $4 million and $9 million during 2007, 2006 and 2005, respectively. We have estimated that during 2008 we will charge expenditures of approximately $26 million to the provision.

Item 6.    Directors, Senior Management and Employees

Principles of Corporate Governance

  General Principles

        ABB is committed to the highest international standards of corporate governance, and supports the general principles as set forth in the Swiss Code of Best Practice for Corporate Governance, as well as those of the capital markets where its shares are listed and traded.

        In addition to the provisions of the Swiss Federal Code of Obligations, ABB's key principles and rules on corporate governance are laid down in ABB's Articles of Incorporation, the ABB Ltd Board Regulations, the regulations of ABB's board committees, and the ABB Code of Conduct. It is the duty of ABB's Board of Directors (the "Board") to review and amend or propose amendments to those documents from time to time to reflect the most recent developments and practices, as well as to ensure compliance with applicable laws and regulations.

        This section of the Annual Report on Form 20-F is based on the Directive on Information Relating to Corporate Governance published by the SWX Swiss Exchange. Where an item listed in the directive is not addressed in this report, it is either inapplicable to, or immaterial for, ABB.

        In accordance with the requirements of the New York Stock Exchange ("NYSE"), a comparison of how the corporate governance practices followed by ABB differ from those required under the NYSE listing standards can be found in the corporate governance section at www.abb.com/investorrelations.

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

  Exercise of Powers

        Directors, as well as other persons authorized to act on behalf of a Swiss corporation, may perform all legal acts on behalf of the corporation which the business purpose, as set forth in the articles of incorporation of the corporation, may entail. Pursuant to court practice, such directors and officers can take any action that is not explicitly excluded by the business purpose of the corporation. In so doing, however, the directors and officers must still pursue the duty of due care and the duty of loyalty described above and must extend equal treatment to the corporation's shareholders in like circumstances. ABB's Articles of Incorporation do not contain provisions concerning a director's power, in the absence of an independent quorum, to vote on the compensation to themselves or any members of their body.

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

Board of Directors

  Responsibilities and organization

        The Board defines the ultimate direction of the business of ABB and issues the necessary instructions. It determines the organization of the ABB Group and appoints, removes and supervises the persons entrusted with the management and representation of ABB.

        The internal organizational structure and the definition of the areas of responsibility of the Board, as well as the information and control instruments vis-à-vis the Group Executive Committee, are set forth in the ABB Ltd Board Regulations, a copy of which can be found in the corporate governance section at: www.abb.com/investorrelations.

        Board meetings are convened by the chairman or upon request by a director or the chief executive officer ("CEO"). Written documentation covering the various items of the agenda for each Board meeting is sent out in advance to each Board member in order to allow each member time to study the covered matters prior to the meetings. Decisions made at the Board meetings are recorded in written minutes of the meetings.

        The CEO regularly, and whenever extraordinary circumstances so require, reports to the Board about ABB's overall business and affairs. Further, Board members are entitled to information concerning ABB's business and affairs. Additional details are set forth in section 6 of the ABB Ltd Board Regulations, a copy of which can be found in the corporate governance section at: www.abb.com/investorrelations.

  Term and Members

        The members of the Board are elected individually at the ordinary general meeting of the shareholders for a term of one year; re-election is possible. Our Articles of Incorporation, a copy of which can be found in the corporate governance section at www.abb.com/investorrelations, do not provide for the retirement of directors based on their age. However, an age limit for members of the Board is set forth in the ABB Ltd Board Regulations, a copy of which can be found in the corporate governance section at www.abb.com/investorrelations.

        As at December 31, 2007, all Board members were non-executive and independent directors.

  Members of the Board (Board term—May 2007 to May 2008):

        Hubertus von Grünberg has been a member and chairman of ABB's Board of Directors since May 3, 2007. He is the chairman of the supervisory board of Continental AG (Germany). He is a member of the supervisory boards of Allianz Versicherungs AG and Deutsche Telekom AG (both Germany). He is a member of the board of directors of Schindler Holding (Switzerland). Mr. von Grünberg was born in 1942 and is a German citizen.

        Roger Agnelli has been a member of ABB's Board of Directors since March 12, 2002. He is the President and Chief Executive Officer of Companhia Vale do Rio Doce (Brazil). He is also a member of the board of directors of Spectra Energy (U.S.). Mr. Agnelli was born in 1959 and is a Brazilian citizen.

        Louis R. Hughes has been a member of ABB's Board of Directors since May 16, 2003. Mr. Hughes is the chairman of the board of directors of Maxager Technology and the chairman of the board of directors and chief executive officer of GBS Laboratories (both U.S.). He is also a member of the boards of directors of Akzo Nobel (The Netherlands), MTU (Germany), Sulzer (Switzerland) and Electrolux (Sweden). He is an executive advisor to Windpoint (U.S.) and a member of the British Telecom U.S. advisory board. Mr. Hughes was born in 1949 and is an American citizen.

        Hans Ulrich Märki has been a member of ABB's Board of Directors since March 12, 2002. He is chairman of IBM Europe, Middle East and Africa (France), and a member of the board of directors of Mettler-Toledo International, SwissRe and Menuhin Festival Gstaad AG (all Switzerland). He is also a member of the foundation board of Schulthess Klinik, Zurich, Switzerland, and of the board of trustees of the Hermitage Museum, St. Petersburg, Russia. He serves as a member of the board of trustees of IMD Lausanne, Switzerland; the intl. advisory boards of HEC (Haute Ecole Commercial) Paris, France; IESE (University of Navarra) Barcelona, Spain; and Bocconi SDA, Milan, Italy. Mr. Märki was born in 1946 and is a Swiss citizen.

        Michel de Rosen has been a member of ABB's Board of Directors since March 12, 2002. He is the chairman, president and chief executive officer of ViroPharma (U.S.). He is a member of the boards of directors of Ursinus College, Pennsylvania Biotech and Endo Pharmaceutical Holdings Inc. (all U.S.). He is also a member of the advisory board of Paul Capital Partners Royalty Fund (U.S.). Mr. de Rosen was born in 1951 and is a French citizen.

        Michael Treschow has been a member of ABB's Board of Directors since May 16, 2003. He is the chairman of the boards of directors of Ericsson (Sweden), Unilever NV (Holland), and Unilever PLC

(U.K.). He is also a member of board of directors of the Knut and Alice Wallenberg Foundation (Sweden). Mr. Treschow was born in 1943 and is a Swedish citizen.

        Bernd W. Voss has been a member of ABB's Board of Directors since March 12, 2002. He is a member of the supervisory board of Dresdner Bank (Germany). He is also a member of the boards of directors of Allianz Leben, Continental, Hapag-Lloyd, Osram and Wacker Chemie (all Germany). Mr. Voss was born in 1939 and is a German citizen.

        Jacob Wallenberg has been a member of ABB's Board of Directors since June 28, 1999. From March 1999 to June 1999, he served as a member of the board of directors of ABB Asea Brown Boveri Ltd, the former parent company of the ABB Group. He is the chairman of the board of directors of Investor AB (Sweden). He is vice chairman of SEB Skandinaviska Enskilda Banken, Atlas Copco AB and SAS AB (all Sweden). He is also a member of the boards of directors of the Knut and Alice Wallenberg Foundation, the Nobel Foundation and the Stockholm School of Economics (all Sweden), and Coca Cola Corporation (U.S., from January 2008). Mr. Wallenberg was born in 1956 and is a Swedish citizen.

        As of December 31, 2007, none of ABB's Board members holds any official functions or political posts. Further information on ABB's Board members can be found in the corporate governance section at: www.abb.com/investorrelations.

  Board Committees

        From among its members, the Board has appointed two Board committees: the Governance, Nomination and Compensation Committee ("GNCC") and the Finance, Audit and Compliance Committee ("FACC"). The duties and objectives of the Board committees are set forth in regulations issued or approved by the Board, copies of which can be found in the corporate governance section at www.abb.com/investorrelations. These committees assist the Board in its tasks and report regularly to the Board. The members of the Board committees are required to be independent.

  Governance, Nomination and Compensation Committee

        The Governance, Nomination and Compensation Committee is responsible for (1) overseeing corporate governance practices within ABB, (2) selecting candidates for the Board, its committees, the CEO and the members of the Group Executive Committee, and (3) succession planning and employment as well as compensation matters relating to the Board and the Group Executive Committee. The Governance, Nomination and Compensation Committee is also responsible for maintaining an orientation program for new Board members and an ongoing education program for existing Board members.

        The Governance, Nomination and Compensation Committee must comprise three or more independent directors. Upon invitation by the committee's chairman, the CEO or other members of the Group Executive Committee may participate in the committee meetings, provided that any potential conflict of interest is avoided and confidentiality of the discussions is maintained.

        As at December 31, 2007, the members and secretary of the Governance, Nomination and Compensation Committee were:

Members:	Hans Ulrich Märki (chairman) Michel de Rosen Roger Agnelli
Secretary:	Gary Steel

  Finance, Audit and Compliance Committee

        The Finance, Audit and Compliance Committee is responsible for overseeing (1) the integrity of ABB's financial statements, (2) ABB's compliance with legal and regulatory requirements, (3) the independent auditors' qualifications and independence, and (4) the performance of ABB's internal audit function and independent auditors.

        The Finance, Audit and Compliance Committee must comprise three or more independent directors who have a thorough understanding of finance and accounting. As determined by the committee's chairman for matters related to their respective functions, the head of internal audit, as well as the external auditors, may participate in the Finance, Audit and Compliance Committee meetings. Upon invitation by the committee's chairman, the CEO or other members of the Group Executive Committee may participate in the committee meetings, provided that any potential conflict of interest is avoided and confidentiality of the discussions is maintained. As required by the U.S. Securities and Exchange Commission ("SEC"), the Board has determined that Bernd W. Voss is an audit committee financial expert.

        As at December 31, 2007, the members and secretary of the Finance, Audit and Compliance Committee were:

Members:	Bernd W. Voss (chairman) Jacob Wallenberg Louis R. Hughes
Secretary:	Michel Demaré

  Meetings and Attendance

        The table below shows the number of meetings held during 2007 by the Board and its committees, their average duration, as well as the attendance of the individual Board members:

  Meetings and attendance

	Board of Directors	Governance, Nomination and Compensation Committee	Finance, Audit and Compliance Committee
Average duration (hrs.)	7	2	3
Number of meetings	5	7	7
Meetings attended:

Jürgen Dormann (until May 2007)	2	—	—
Hubertus von Grünberg (from May 2007)	3	—	—
Roger Agnelli	4	5	—
Louis R. Hughes	5	—	6
Hans Ulrich Märki	5	7	—
Michel de Rosen	5	6	—
Michael Treschow	5	—	—
Bernd W. Voss	4	—	7
Jacob Wallenberg	5	—	7

  Secretary to the Board

        Diane de Saint Victor is the secretary to the Board.

Group Executive Committee

  Responsibilities and Organization

        The Board has delegated the executive management of ABB to the CEO and the other members of the Group Executive Committee. The CEO and under his direction the other members of the Group Executive Committee are responsible for ABB's overall business and affairs and day-to-day management. The CEO reports to the Board regularly, and whenever extraordinary circumstances so require, on the course of ABB's business and financial performance and on all organizational and personnel matters, transactions and other issues relevant to the Group.

        Each member of the Group Executive Committee is appointed and discharged by the Board.

  Members of the Group Executive Committee

        As at December 31, 2007, the members of the Group Executive Committee were:

        Fred Kindle joined ABB in September 2004 and was the Chief Executive Officer from January 2005 until February 2008. As of February 2008, Mr. Kindle is a member of the board of directors of VZ Holding Ltd. and of Zurich Financial Services Ltd. (both Switzerland). Before joining ABB, Mr. Kindle had been with the Sulzer (Switzerland) since 1992. In 2001, he became chief executive officer of Sulzer and from 2003 to 2004, he was also a member of Sulzer's board of directors. Mr. Kindle was born in 1959 and has dual Liechtenstein and Swiss citizenship.

        Michel Demaré joined ABB as Chief Financial Officer ("CFO") on January 1, 2005, and was appointed interim CEO in addition to his duties as CFO in February 2008. From 2002 until 2004 Mr. Demaré was vice president and chief financial officer of Baxter Europe. From 1984 until 2002, he held various positions within Dow Chemical (U.S.). Mr. Demaré was born in 1956 and is a Belgian citizen.

        Ulrich Spiesshofer joined ABB as head of Corporate Development in November 2005. From 2002 until he joined ABB, he was Senior Partner, Global Head of Operations Practice at Roland Berger AG. Prior to 2002, he held various positions with A.T. Kearney Pty. Ltd. and its affiliates. Mr. Spiesshofer was born in 1964 and is a German citizen.

        Gary Steel joined ABB as head of Human Resources in January 2003. Mr. Steel is a member of the board of directors of Harman International Industries Inc. (U.S.). In 2002, he was the Human Resources Director, Group Finance at Royal Dutch Shell (The Netherlands). Between 1976 and 2002, he held several human resources and employee relations positions at Royal Dutch Shell. Mr. Steel was born in 1952 and is a British citizen.

        Diane de Saint Victor joined ABB as General Counsel in January 2007. From 2004 to 2006, she was General Counsel of European Aeronautic Defence and Space, EADS, (France/Germany). From 2003 to 2004, she was General Counsel of SCA Hygiene Products (Germany). From 1993 to 2003, she held various positions with Honeywell International (France/Belgium). Ms. de Saint Victor was born in 1955 and is a French citizen.

        Ravi Uppal was appointed President, Global Markets, in July 2007. From 2006 until his appointment to the executive committee in 2007 he was ABB's regional manager of South East Asia. From 2001 to 2007 he was ABB's country manager for India. Prior to 2001 he held various positions with several different companies including approximately 15 years with ABB. Mr. Uppal was born in 1952 and is an Indian citizen.

        Bernhard Jucker was appointed Executive Committee member responsible for our Power Products division in January 2006. From 2003 to 2005, he was ABB's country manager for Germany. From 1980 to 2003 he held various positions in ABB. Mr. Jucker was born in 1954 and is a Swiss citizen.

        Peter Leupp was appointed Executive Committee member responsible for the Power Systems division in January 2007. From 2005 to 2006, he was ABB's regional manager for North Asia and from 2001 to 2006 he was ABB's country manager for China. From 1989 to 2001, he held various positions in ABB. Mr. Leupp was born in 1951 and is a Swiss citizen.

        Tom Sjökvist was appointed Executive Committee member responsible for the Automation Products division in January 2006. From 2003 to 2005, he was the head of the Automation Products business area. From 1972 to 2003, he held several positions with ABB. Mr. Sjökvist was born in 1947 and is a Swedish citizen.

        Veli-Matti Reinikkala was appointed Executive Committee member responsible for the Process Automation division in January 2006. He is a member of the board of directors of UPM-Kymmene (Finland). In 2005, he was the head of the Process Automation business area. From 1993 to 2005, he held several positions with ABB. Mr. Reinikkala was born in 1957 and is a Finnish citizen.

        Anders Jonsson was appointed Executive Committee member responsible for the Robotics division in January 2006. In 2005, he was the head of the former Automation Technologies division in China. From 1976 to 2004, he held various positions with ABB. Mr. Jonsson was born in 1950 and is a Swedish citizen.

        On February 13, 2008, ABB announced that Fred Kindle was leaving ABB due to irreconcilable differences about how to lead the Company. Michel Demaré was appointed interim CEO in addition to his role as Chief Financial Officer.

        Further information about the members of the Group Executive Committee can be found in the corporate governance section at: www.abb.com/investorrelations.

  Management Contracts

        There are no management contracts between ABB and companies or natural persons not belonging to the ABB Group.

Compensation

  Principles of Board compensation

        The compensation levels of members of the Board for their term from May 2007 to May 2008 are as follows:

Chairman	CHF	1,200,000
Member of the Board and Committee chairman:	CHF	400,000
Member of the Board:	CHF	300,000

        As of May 2007, Board compensation is payable in semi-annual installments in arrear. The first payment is made in November, for the period of Board membership from election at the annual general meeting in May until October of that year. The second payment is made in May of the following year for the period of Board membership from November to May.

        Also as of the Board term beginning in May 2007, Board members elect to receive either 50 percent or 100 percent of their compensation in ABB shares. The reference price for the shares to be delivered (and hence the calculation of the number of shares to be delivered) is the average closing price of the ABB share during a defined 30-day period which is different for each installment. The ABB shares are kept in a blocked account for three years after the date of original delivery and may only be disposed of earlier if the respective person shall have left the Board and shall not have agreed to the shares remaining blocked for the original three-year period. In addition, all shares that were in the blocked account at the beginning of May 2007 are blocked until May 2010 and may only be disposed of earlier if the respective Board member shall have left the Board before 2010 and shall not have agreed to the shares remaining blocked until 2010.

  Details of Board compensation

        The compensation to which Board members are entitled for the period from May 2007 to May 2008 amounts to CHF 3,500,000. Of this amount, CHF 1,750,000 was settled in cash and/or shares in November 2007. The remainder will be settled in May 2008 in cash and/or shares, according to the elections made by the Board members. The amounts per individual Board member are listed in the table below. No amounts were paid in 2007 in respect of the Board term for the period from May 2006 to May 2007.

  Board compensation

				2007 installment
			Percentage of compensation to be settled in shares
Name	Function	Total compensation(1)		Settled in cash(2)	Settled in shares— number of shares received(3)
		CHF		CHF
Hubertus von Grünberg	Chairman of the Board	1,200,000	50%	300,000	6,779
Roger Agnelli(4)	Member of the Board	300,000	50%	75,000	1,677
Louis R. Hughes(5)	Member of the Board	300,000	50%	75,000	1,677
Hans Ulrich Märki	Member of the Board and chairman of the Governance, Nomination and Compensation Committee	400,000	100%	—	6,149
Michel de Rosen(4)	Member of the Board	300,000	50%	75,000	1,677
Michael Treschow	Member of the Board	300,000	50%	75,000	1,677
Bernd W. Voss	Member of the Board and chairman of the Finance, Audit and Compliance Committee	400,000	50%	100,000	2,273
Jacob Wallenberg(5)	Member of the Board	300,000	100%	—	3,354

Total		3,500,000		700,000	25,263

(1)
Compensation for the period of Board membership from May 2007 to May 2008. Jürgen Dormann served as Chairman of the Board until the Annual General Meeting in May 2007. All compensation in connection with his last term as Chairman was paid and recorded in 2006.

(2)
Represents gross amounts paid in 2007, prior to deductions for social security, withholding tax etc.

(3)
Number of shares per Board member is calculated based on net amount due after deductions for social security, withholding tax etc.

(4)
Member of the Governance, Nomination and Compensation Committee

(5)
Member of the Finance, Audit and Compliance Committee

        Board members do not receive pension benefits and are not eligible to participate in any of our employee incentive programs.

  Principles of Group Executive Committee Compensation

        The GNCC has structured the compensation for the members of the Group Executive Committee into three principal components (1) an annual base salary, (2) a short term incentive and (3) a long-term incentive. In deciding the level of these components for each of the Group Executive Committee members, the GNCC reviews the components against pan-European benchmarks, and in the case of Veli-Matti Reinikkala, against U.S. top executive benchmarks provided by the Hay Group.

        Short term incentives for members of the Group Executive Committee are their annual bonuses. To align the performance expectations of these members with the development of ABB, these bonuses depend at least 50 percent on ABB's business performance during the preceding financial year.

Resulting bonuses are paid in March each year after full-year results are announced. The CEO has a maximum bonus opportunity of 150 percent of his base salary. All other current Group Executive Committee members have a maximum bonus opportunity of 100 percent of their base salary.

        ABB aligns the performance of the members of the Group Executive Committee with that of ABB on a longer term basis by offering them the opportunity to participate in the Long-term Incentive Plan ("LTIP"). Some members of the Group Executive Committee have participated in the earlier launches of the Management Incentive Plan ("MIP") and when they do so, they are not eligible to participate in an LTIP launch for the same period.

        Members of the Group Executive Committee also receive pension benefits. All members are insured in Switzerland in the ABB Pension Fund, the ABB Supplementary Insurance Plan, the Tödi Plan and the Tödi Foundation—TEDC Plan (the regulations are available under www.abbvorsorge.ch), with the exception of Veli-Matti Reinikkala, who is insured under the pension plan in Finland and the 401(k) plan in the U.S. The members receive pension contributions from ABB in accordance with the terms of their pension plans.

        Group Executive Committee members receive customary additional benefits such as a company car, and accident, life, unemployment, social and health insurance compensation. In some cases, members receive contributions to children's education. Members are also eligible to participate in ESAP.

  Details of Group Executive Committee Compensation

        The total compensation of each member of the Group Executive Committee is displayed in two parts: (1) total salary and other non share-based compensation and (2) total share-based compensation. The total salary and other non share-based compensation includes base salary, bonuses, pension contributions and certain other items as described more fully in the salary and other non share-compensation table later in this Item 6. The total share-based compensation includes all share-related grants to individuals. The valuation is based on the market price of the ABB Ltd share at the time of grant and for the LTIP grants assumes 100 percent vesting, although less than 100 percent may actually vest. Share-based compensation is described more fully in the share-based compensation table later in this Item 6. The total compensation only includes compensation received by an individual in connection with his or her role as a member of the Group Executive Committee. The total compensation of members of the Group Executive Committee in 2007 is summarized in the table below:

  Group Executive Committee total compensation

Name	Function	Total salary and other non share- based compensation	Total share-based compensation	Total compensation
		CHF	CHF	CHF
Fred Kindle	President and Chief Executive Officer	3,926,255	5,545,689	9,471,944
Michel Demaré	Chief Financial Officer	1,980,964	3,289,469	5,270,433
Gary Steel	Head of Human Resources	1,784,766	2,472,964	4,257,730
Ulrich Spiesshofer	Head of Corporate Development	1,568,506	1,038,384	2,606,890
Diane de Saint Victor	General Counsel	1,371,821	3,053,627	4,425,448
Ravi Uppal	President Global Markets since July 1, 2007	507,109	—	507,109
Bernhard Jucker	Head of Power Products Division	2,049,338	1,241,391	3,290,729
Peter Leupp	Head of Power Systems Division	1,383,040	1,855,839	3,238,879
Tom Sjökvist	Head of Automation Products Division	2,465,439	1,101,153	3,566,592
Veli-Matti Reinikkala	Head of Process Automation Division	1,523,328	1,039,682	2,563,010
Anders Jonsson	Head of Robotics Division	1,367,618	761,926	2,129,544
Dinesh Paliwal	President Global Markets and Technology until June 30, 2007	2,974,974	1,498,518	4,473,492

Total		22,903,158	22,898,642	45,801,800

        The table below shows the gross payments (i.e. compensation before deduction of employee social insurance and pension contributions) that were made to, or on behalf of, the members of the Group Executive Committee in 2007 but excludes share-based compensation, which is shown in a separate table below.

  Group Executive Committee salary and other non share-based compensation

Name	Base salary	Bonus	Additional compensation	Employers' pension contributions	Costs of company car	Costs of health insurance	Costs of children's education	Employer social security payments	Total(1)
	CHF	CHF	CHF	CHF	CHF	CHF	CHF	CHF	CHF
Fred Kindle	1,487,507	1,977,615		207,845	35,000	8,296		209,992	3,926,255
Michel Demaré	866,677	756,480		210,585	29,000	8,478	26,600	83,144	1,980,964
Gary Steel	736,668	654,264		224,356	27,000	8,970	62,000	71,508	1,784,766
Ulrich Spiesshofer	683,338	616,395		165,217	29,000	7,780		66,776	1,568,506
Diane de Saint Victor(2)	700,012		403,000	203,664		8,947		56,198	1,371,821
Ravi Uppal(3)	350,000			125,335		4,776		26,998	507,109
Bernhard Jucker	816,669	721,500		220,181	30,000	8,187		252,801	2,049,338
Peter Leupp	700,000	303,286		227,854	25,000	9,486		117,414	1,383,040
Tom Sjökvist(4)	716,674	689,150	474,830	244,279	30,000	8,354		302,152	2,465,439
Veli-Matti Reinikkala(5)	629,832	553,808	58,975	214,787	41,839	4,517		19,570	1,523,328
Anders Jonsson	545,007	319,800		215,003	27,000	9,091		251,717	1,367,618
Dinesh Paliwal(6)	427,386	1,454,086	165,630	743,916	13,496	17,823	73,317	79,320	2,974,974

Total	8,659,770	8,046,384	1,102,435	3,003,022	287,335	104,705	161,917	1,537,590	22,903,158

(1)
The table above provides compensation amounts with respect to 2007 on a cash basis. Consequently, the table shows bonuses relating to 2006, paid in 2007, except for Dinesh Paliwal, whose bonus includes a pro rata share for 2007 (see note 6 below). The CEO has a maximum bonus opportunity of 150 percent of his base salary. All other executive committee members have a maximum bonus opportunity of 100 percent of their base salary. Accrued bonus at December 31, 2007, amounted to CHF 8,060,008. Bonus payments will be made in March 2008, after the 2007 financial results are published.

(2)
Diane de Saint Victor received 250,000 euros as a sign-on bonus upon joining the Company. This amount has been translated into Swiss francs using a rate of 1.612.

(3)
Ravi Uppal was appointed to the Group Executive Committee effective July 1, 2007. Therefore the table shows his compensation from that date and excludes compensation he received during 2007 in respect of his previous role within ABB.

(4)
Tom Sjökvist received additional compensation of CHF 474,830 upon reaching the age of 60, under an agreement entered prior to his becoming a Group Executive Committee member.

(5)
Veli-Matti Reinikkala received his compensation and car benefits in U.S. dollars which have been converted into Swiss francs using a rate of 1.1247 per U.S. dollar. He received his employer's pension contributions and health insurance benefits in euros which have been converted into Swiss francs using a rate of 1.65528 per euro. His additional compensation was for relocation expenses, financial counseling and term life insurance premiums.

(6)
Dinesh Paliwal left the Company as of the end of June, 2007 and therefore received a pro rata share of his compensation for 2007, including an amount of CHF 480,121 in respect of his 2007 bonus. He received his compensation in U.S. dollars which has been converted into Swiss francs using a rate of 1.1247 per U.S. dollar. His additional compensation was for cost of living adjustments, financial counseling and term life insurance premiums.

        Share-based compensation granted to members of the Group Executive Committee during 2007 is summarized in the table below. The vesting dates of the respective awards are listed in the footnotes to the table.

  Group Executive Committee share-based compensation

Name	Number of conditionally granted shares under the 2005 launch of LTIP(1)	Fair value LTIP 2005(2)	Number of conditionally granted shares under the 2006 launch of LTIP(3)	Fair value LTIP 2006(2)	Number of conditionally granted shares under the performance component of the 2007 launch of LTIP(4)	Number of conditionally granted shares under the co-investment component of the 2007 launch of LTIP(4)	Total fair value LTIP 2007(2)	Fair value of shares in respect of bonus(2)(5)	Fair value of share-based award in lieu of certain pension arrangements (2)(6)	Total fair value of share-based awards granted in 2007
		CHF		CHF			CHF	CHF	CHF	CHF
Fred Kindle					71,158	30,959	2,501,867	1,500,000	1,543,822	5,545,689
Michel Demaré					41,746	11,843	1,312,931		1,976,538	3,289,469
Gary Steel					35,105	10,243	1,111,026		1,361,938	2,472,964
Ulrich Spiesshofer					32,733	9,650	1,038,384			1,038,384
Diane de Saint Victor	59,150	1,197,788	41,526	840,902	33,207	8,219	1,014,937			3,053,627
Ravi Uppal(7)										0
Bernhard Jucker					39,374	11,295	1,241,391			1,241,391
Peter Leupp			41,526	840,902	33,207	8,219	1,014,937			1,855,839
Tom Sjökvist					34,156	10,789	1,101,153			1,101,153
Veli-Matti Reinikkala					33,022	9,414	1,039,682			1,039,682
Anders Jonsson					26,092	5,007	761,926			761,926
Dinesh Paliwal(8)					44,608	16,556	1,498,518			1,498,518

Total	59,150	1,197,788	83,052	1,681,804	424,408	132,194	13,636,752	1,500,000	4,882,298	22,898,642

(1)
Vesting date March 15, 2008.

(2)
Fair value represents market value of the shares as per grant date of the respective award. In our Consolidated Financial Statements, the fair value at grant date of share-based compensation is charged to the Income Statement and credited to additional paid-in capital over the vesting period of the respective grant, in accordance with SFAS 123R.

(3)
Vesting date March 15, 2009. Includes a total of 16,478 shares deliverable under the co-investment component of the 2006 launch of LTIP.

(4)
Vesting date March 15, 2010.

(5)
In 2007, Fred Kindle was allocated an additional bonus for 2006 of CHF 1.5 million to be paid in the form of 63,966 shares. 31,983 shares were delivered in March 2007 and the remaining 31,983 shares will vest and be delivered in March 2008.

(6)
In 2007, a total of 199,685 shares, vesting on March 1, 2010, were awarded to these individuals to compensate for a change in pension arrangements.

(7)
The table excludes share-based compensation received by Ravi Uppal in connection with his previous role within ABB, prior to his becoming a member of the Group Executive Committee.

(8)
Upon leaving the Company, Dinesh Paliwal forfeited all unvested share-based awards.

        In addition to the above awards, all members of the Group Executive Committee except for Ravi Uppal participated in the fourth launch of ESAP, which allows them to save over a 12-month period and, in November 2008, use their savings to acquire up to a maximum number of 280 or 290 shares (depending on the savings currency) at an exercise price of CHF 34.98.

        In February 2008, the Company announced that its CEO, Fred Kindle, is leaving the Company. Mr. Kindle is entitled to salary, bonus and other benefits (including pension contributions and the payout of unused vacation days) up to the end of February 2009. If he does not find alternative employment prior to the end of February 2009, then the Company will continue to pay an amount equal to the difference between 70% of his annual compensation (base salary and bonus) and his compensation from other employment, if any, during the twelve months ending in February 2010. Mr. Kindle received 304,711 shares that were previously granted but unvested in accordance with their scheduled vesting in March 2008. With respect to other share-based awards previously granted to Mr. Kindle and vesting in 2009 and 2010, Mr. Kindle received, in March 2008, 242,598 shares, representing a pro rata allocation (through February 28, 2009) of the shares he would otherwise have received at the end of the vesting periods of the respective awards. For further details see the table of Group Executive Committee shareholdings, warrant holdings and option holdings later in this Item 6.

  Additional Fees and Remuneration

        Other than as disclosed herein, in 2007, ABB did not pay any additional fees or remuneration to the members of the Board or the Group Executive Committee for services rendered to ABB. Also, in 2007 ABB did not pay any additional fees or remuneration, other than on market terms, to persons closely linked to a member of the Board or the Group Executive Committee for services rendered to ABB. "Persons closely linked" is understood to mean: (1) an individual's spouse, (2) an individual's children below the age of 18, (3) any persons living in the same household as an individual for at least 12 months, (4) any legal entities that are under the control of an individual or any of the person's mentioned under (1) to (3) above, and (5) any legal or natural person acting as an individual's fiduciary or the fiduciary of any of the persons mentioned under (1) to (4) above.

  Loans and Guarantees Granted to Members of the Board or Group Executive Committee

        In 2007, ABB did not grant any loans or guarantees to its Board members or members of the Group Executive Committee or to persons closely linked to any of those members.

  Severance provisions

        Employment contracts for Group Executive Committee members contain notice periods of 12 months or less, during which they are entitled to running salaries and bonuses. In addition, if the Company terminates the employment of a member of the Group Executive Committee and that member does not find alternative employment within their notice period that pays at least 70 percent of such member's annual compensation, then the Company will continue to pay compensation to that member for up to 12 additional months.

  Compensation to Former Members of the Board and the Group Executive Committee

        In 2007, ABB did not make any payments to a former member of the Board or the Group Executive Committee in connection with such member's role, or departure from the role, as a member of the Board or the Group Executive Committee.

Employee Participation Programs

  Incentive Plans Linked to ABB Shares

        In order to align its employees' interests with the business goals and financial results of the Company, ABB operates a number of incentive plans, linked to ABB's shares, which are summarized below (for a more detailed description of each incentive plan, please refer to Note 20 to ABB's Consolidated Financial Statements contained elsewhere in this report).

  ESAP

        The ESAP is an employee stock-option plan with a savings feature. Employees save over a 12-month period, by way of monthly salary deductions. The maximum monthly savings amount is the lower of 10 percent of gross monthly salary or the local currency equivalent of CHF 750. At the end of the savings period, employees choose whether to exercise their stock options to buy ABB shares (ADS in the case of employees in the U.S.) at the exercise price set at the grant date, or have their savings returned with interest. The savings are accumulated in a bank account held by a third-party trustee on behalf of the participants and earn interest.

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

        If an employee ceases to be employed by ABB, the accumulated savings as of the date of cessation of employment will be returned to the employee and the employee's right to exercise their stock options will be forfeited. Employees can withdraw from the ESAP at any time during the savings period and will be entitled to a refund of their accumulated savings.

        The exercise price per share and ADS of CHF 34.98 and $29.78, respectively, for the 2007 grant, were determined using the closing price of the ABB share on the SWX Swiss Exchange (virt-x) and ADS on the New York Stock Exchange on the grant date.

  MIP

        ABB maintains an MIP under which it offers stock warrants, options and warrant appreciation rights ("WARs") to key employees for no consideration.

        The warrants and options granted under the MIP allow participants to purchase shares of ABB at predetermined prices. Participants may sell the warrants and options rather than exercise the right to purchase shares. Equivalent warrants are listed by a third-party bank on the SWX Swiss Exchange, which facilitates pricing and transferability of warrants granted under the MIP. The options entitle the holder to request that a third-party bank purchase such options at the market price of equivalent warrants listed by the third-party bank in connection with that MIP launch. If the participant elects to sell the warrants or options, the instruments will then be held by a third party and, consequently, ABB's obligation to deliver shares will be to this third party. Each WAR gives the participant the right to receive, in cash, the market price of the equivalent listed warrant on the date of exercise of the WAR. The WARs are non transferable.

        Participants may exercise or sell warrants and options and exercise WARs after the vesting period, which is three years from the date of grant. Vesting restrictions can be waived in certain circumstances, such as death or disability. All warrants, options and WARs expire six years from the date of grant.

        The details of the various unexpired grants as at December 31, 2007, are as follows:

Grant	Warrant/Option exercise price in CHF	Subscription ratio
December 2003	7.00	5:1
December 2004	7.50	5:1
February 2006	15.30	5:1
May 2007	26.00	5:1

  LTIP

        ABB has an LTIP for members of its Group Executive Committee and certain other executives (each an eligible participant). The LTIP involves annual conditional grants of ABB's stock and, as of the 2006 launch, contains a co-investment component, in addition to the share-price performance component existing in the previous launches.

        Under the share-price performance component, the value of the number of shares conditionally granted equals a certain percentage of the eligible participant's base salary at the date of grant. For members of the Group Executive Committee, these percentages were 150 percent in 2005 (prior to the introduction of the co-investment component) and 100 percent as from 2006. The number of shares granted usually is adjusted downward for individuals who become eligible participants after the initial grant date. The actual number of shares that each eligible participant will receive free of charge at a future date is dependent on (1) the performance of ABB shares during a defined period (evaluation period) compared to those of a selected peer group of publicly listed multinational companies and (2) the term of service of the respective eligible participants in that capacity during the evaluation period. The actual number of shares received after the evaluation period cannot exceed 100 percent of the conditional grant.

        The performance of ABB compared to its peers over the evaluation period will be measured as the sum, in percentage terms, of the average percentage price development of the ABB share price over the evaluation period and an average annual dividend yield percentage (ABB's performance).

        In order for shares to vest, ABB's performance over the evaluation period must be positive and equal to or better than half of the defined peers. The actual number of shares to be delivered will be dependent on ABB's ranking in comparison with the defined peers. The full amount of the conditional grant will vest if ABB's performance is better than three-quarters of the defined peers'.

        Under the co-investment component of the LTIP, each eligible participant is invited to deposit a number of ABB shares, up to an individually defined maximum number of shares. If at the end of the evaluation period the individual remains an eligible participant and the owner of such shares, then ABB will deliver free-of-charge to the eligible participant a matching number of shares.

        The details of the various unexpired launches as at December 31, 2007, are as follows:

Launch year	Evaluation period	Reference price (in CHF)
2005	March 15, 2005, to March 15, 2008	7.15
2006	March 15, 2006, to March 15, 2009	15.48
2007	March 15, 2007, to March 15, 2010	21.08

        The exact number of shares to be received for the 2005, the 2006 and the 2007 launches will be known only in March 2008, 2009 and 2010, respectively.

ABB Shareholdings of members of the Board and the Group Executive Committee

  Board ownership of ABB Shares and Options

        The table below shows the number of ABB shares held by each Board member as of December 31, 2007:

  Board shareholdings

Total number of shares held at December 31, 2007(1)
Hubertus von Grünberg	6,779
Roger Agnelli	134,482
Louis R. Hughes	59,751
Hans Ulrich Märki	304,051
Michel de Rosen	90,115
Michael Treschow	71,007
Bernd W. Voss	137,807
Jacob Wallenberg(2)	146,724

Total	950,716

(1)
Includes a total of 814,657 shares paid as compensation to board members in current and prior years and currently blocked in accordance with the terms of the Board compensation.

(2)
Share amounts provided in this table do not include the shares beneficially owned by Investor AB, of which Mr. Wallenberg is chairman.

        Except as described in this Item 6, as of December 31, 2007, no member of the Board and no person closely linked to a member of the Board held any shares of ABB or options in ABB shares.

  Group Executive Committee ownership of ABB Shares and Options

        As of December 31, 2007, the members of the Group Executive Committee held the following numbers of shares (or ADSs representing such shares), the conditional rights to receive ABB shares under the LTIP, warrants or options (either vested or unvested as indicated) under the MIP and unvested shares in respect of bonus and/or pension arrangements:

  Group Executive Committee shareholdings, warrant holdings and option holdings

		Unvested at December 31, 2007(1)
				Number of matching shares deliverable under the 2006 co-investment portion of LTIP (vesting 2009)		Number of matching shares deliverable under the 2007 co-investment portion of LTIP (vesting 2010)
		Number of conditionally granted shares under the 2005 launch of the LTIP (vesting 2008)	Number of conditionally granted shares under the 2006 launch of the LTIP (vesting 2009)		Number of conditionally granted shares under the 2007 launch of the LTIP (vesting 2010)		Number of warrants/options held under the MIP(3)
									Shares in respect of bonus 2006 (vesting 2008)	Shares in lieu of pension arrangements (vesting 2010)
Name	Total number of shares held as of December 31, 2007(2)						2006 Grant (vesting 2009)	2007 Grant (vesting 2010)
Fred Kindle	165,453	272,728	92,055	40,115	71,158	30,959			31,983	63,142
Michel Demaré(4)	62,961	157,343	51,680	15,014	41,746	11,843				80,840
Gary Steel	51,120	146,854	46,512	13,416	35,105	10,243				55,703
Ulrich Spiesshofer	25,330	107,955	41,990	13,372	32,733	9,650
Diane de Saint Victor	20,000	59,150	33,287	8,239	33,207	8,219
Ravi Uppal	30,717							237,220
Bernhard Jucker	31,375		48,450	8,595	39,374	11,295
Peter Leupp	32,988		33,287	8,239	33,207	8,219
Tom Sjökvist(5)	40,011		45,220	12,451	34,156	10,789
Veli-Matti Reinikkala	22,538		43,001	5,680	33,022	9,414
Anders Jonsson(6)	67,291		33,592	3,603	26,092	5,007	100,000	96,300

Total	549,784	744,030	469,074	128,724	379,800	115,638	100,000	333,520	31,983	199,685

(1)
Excluded on the grounds of immateriality are unvested shares in respect of the fourth launch of ESAP. See Note 20 for details.

(2)
Includes shares deposited as match for the co-investment portion of the LTIP. These shares may be sold/transferred, but then the corresponding number of co-investment shares would be forfeited.

(3)
Warrants/options may be sold or exercised/converted into shares at the ratio of 5 warrants/options for 1 share.

(4)
Total number of shares held includes 500 shares held jointly with spouse.

(5)
Total number of shares held includes 7,560 shares held by spouse or child.

(6)
Total number of shares held includes 55,529 shares held by or jointly with spouse. The warrants vesting in 2009 and 2010 were received by Anders Jonsson's spouse in connection with her role as an ABB employee.

        Furthermore, as of December 31, 2007, the following members of the Group Executive Committee held WARs that when exercised entitle the holder to receive in cash the market value of the equivalent listed warrant at the time of exercise.

  Group Executive Committee Warrant Appreciation Rights holdings

			Number of unvested WARs held under the MIP
	Number of fully vested WARs held under the MIP
			2006 Grant (vesting 2009)
	2003 Grant	2004 Grant
Ravi Uppal	—	275,000	375,000
Bernhard Jucker	—	—	375,000
Peter Leupp	62,500	225,000	375,000
Tom Sjökvist	—	—	375,000
Veli-Matti Reinikkala	75,000	312,500	375,000
Anders Jonsson	—	—	375,000

Total	137,500	812,500	2,250,000

        Except as described in this Item 6, as of December 31, 2007, no member of the Group Executive Committee and no person closely linked to a member of the Group Executive Committee held any shares of ABB or options in ABB shares.

  Total Shareholdings of ABB Shares and Options

        As of December 31, 2007, the members of our Board and Group Executive Committee owned less than 1 percent of the Company's total shares outstanding.

  Change of Control Provisions

        None of ABB's Board members, Group Executive Committee members or members of senior management receive "golden parachutes" or other special benefits in the event of a change of control.

Item 7.    Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

        Investor AB, Sweden, held 166,330,142 ABB shares as of December 31, 2007, representing approximately 7.6 percent of ABB's total share capital and voting rights as registered in the Commercial Register on that date. The number of shares held by Investor AB does not include shares held by Mr. Jacob Wallenberg, the chairman of Investor AB, in his individual capacity.

        FMR LLC, U.S., ("FMR") held 127,059,033 ABB shares as of December 31, 2007, representing approximately 5.8 percent of ABB's total share capital and voting rights as registered in the Commercial Register on that date.

        To the best of ABB's knowledge, no other shareholder held 5 percent or more of ABB's total share capital and voting rights as registered in the Commercial Register on December 31, 2007.

        In January 2008, FMR notified us that it held 104,896,048 ABB shares as of January 11, 2008, representing approximately 4.8 percent of ABB's total share capital and voting rights as registered in the Commercial Register on that date. In February 2008, FMR notified us that it held less than 3 percent of ABB's total share capital and voting rights as registered in the Commercial Register.

        Under ABB's Articles of Incorporation, each registered share represents one vote. Major shareholders do not have different voting rights.

        To our knowledge, we are not directly or indirectly owned or controlled by any government or by any other corporation or person.

        There are no cross-shareholdings in excess of 5 percent of the share capital or the voting rights between ABB and another company.

        At December 31, 2007, we had approximately 470,000 shareholders. Approximately 238,000 were U.S. holders, of which approximately 700 were record holders. Based on the share register, U.S. holders (including holders of ADSs) held approximately 18 percent of the total number of shares issued, including treasury shares, at that date.

RELATED PARTY TRANSACTIONS

Affiliates and associates

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

        Our risk with respect to these entities is substantially limited to the carrying value of the companies on our Consolidated Balance Sheets. The carrying value at December 31, 2007 and 2006, of the entities that we account for using the equity method, or equity accounted investees, was $63 million and $545 million, respectively.

Key management personnel

        The section describes important business relationships between ABB and its Board members, or companies and organizations represented by them. The Board has determined that business relationships with ABB customers which do not result in annual revenues for ABB in excess of $10 million are not important business relationships per se for the purposes of this section.

        During 2007, Companhia Vale do Rio Doce ("Vale") and its subsidiaries and ABB entered into a framework agreement to establish general terms and conditions for the supply of products, systems and services among their respective group subsidiaries. ABB supplies Vale primarily with process automation products for mineral systems. The total revenues received by ABB in 2007 relating to its contracts with Vale were approximately $100 million. Roger Agnelli is President and CEO of Vale.

        In 2007, ABB earned revenues of approximately $40 million from Atlas Copco AB and its subsidiaries primarily for automation products such as motors and drives. Jacob Wallenberg is the Vice Chairman of Atlas Copco.

        During 2007, ABB received approximately $44 million of revenues from Sulzer AG primarily for various automation products. Louis R. Hughes is a member of Sulzer's Board of Directors.

        On July 4, 2005, ABB entered into an unsecured syndicated $2-billion, five-year revolving credit facility, which became available in July 2005 and which was amended and restated on June 27, 2007. As of December 31, 2007, SEB Skandinaviska Enskilda Banken AB (publ) has committed to $120 million out of the $2 billion total and Dresdner Bank AG has committed to $105 million out of the $2 billion total. Jacob Wallenberg is the Vice Chairman of SEB and Bernd W. Voss is a member of Dresdner's Supervisory Board.

        In 2003, ABB entered into a ten-year agreement with IBM pursuant to which IBM took over the operation and support of ABB's information systems infrastructure. The total value of the infrastructure and related operational services to be provided under this agreement is expected to approach $1.7 billion. Hans Ulrich Märki is Chairman of IBM Europe, Middle East and Africa.

        After comparing the revenues generated from ABB's business with Vale, Atlas Copco, Sulzer, SEB, and Dresdner to the total annual revenues of ABB and of those companies, and after reviewing the infrastructure and operational services arrangement with IBM and the banking commitments of SEB and Dresdner, the Board has determined that ABB's business relationships with those companies do not constitute material business relationships and that all members of the Board are considered to be independent directors. This determination was made in accordance with the Swiss Code of Best Practice of Corporate Governance and the independence criteria set forth in the corporate governance rules of the New York Stock Exchange.

        ABB obtains a portion of its insurance coverage from Zurich Financial Services. Fred Kindle, the CEO of ABB during 2007, is also a director of Zurich Financial Services. The Board has determined that ABB's business with Zurich Financial Services is not material.

Item 8.    Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        See "Item 18. Financial Statements" for a list of financial statements contained in this report.

LEGAL PROCEEDINGS

        ABB Barranquilla Inc. ("ABB Barranquilla"), a subsidiary of our ABB Equity Ventures Inc. ("ABB Equity Ventures") subsidiary, is an equity investor in Termobarranquilla S.A., Empresa de Servicios Publicos ("TEBSA"), which owns a Colombian independent power generation project known as Termobarranquilla. One of the other shareholders of TEBSA is Corporación Electrica de la Costa Atlántica ("CORELCA"), a government-owned Colombian electric utility. CORELCA also purchases the electricity produced from the Termobarranquilla project. In addition to our equity investment, our former power generation business was an EPC contractor for Termobarranquilla. The project was awarded to us and another company, as joint bidders, after a competitive bidding process in 1994. The co-bidder manages the operation and maintenance of the facility. We entered into certain side agreements with the co-bidder for the sharing and re-allocation of a portion of the amounts paid to us and to the co-bidder under the EPC contracts and the operation and maintenance contract. These side agreements were not disclosed at the time they were entered into to TEBSA or CORELCA. They also were not disclosed to the lenders who provided financing to TEBSA for the project, including U.S. Overseas Private Investment Corporation and U.S. Export-Import Bank, at the time of the closing of such financing, as required pursuant to the lending documents. On February 3, 2003, ABB Ltd, ABB Holdings Inc. and ABB Equity Ventures entered into a compliance agreement with U.S. Export-Import Bank. The compliance agreement, among other things, requires us to adopt and maintain additional compliance procedures and allow U.S. Export-Import Bank to audit our compliance.

        On June 28, 2002, ABB Barranquilla, ABB Equity Ventures, the co-bidder, TEBSA and CORELCA settled all claims and potential claims by TEBSA and CORELCA arising out of the entry into or performance of the side agreements. CORELCA and TEBSA released and discharged ABB and its affiliates from any claims that TEBSA and CORELCA had, may have or may thereafter claim to have, arising on or before June 28, 2002 (the effective date of the settlement) and whether or not previously asserted, which in any way may arise out of or relate to the entry into or the performance of any of the side agreements. As consideration, we terminated the side agreements, paid $13 million to CORELCA, and reimbursed CORELCA for its legal expenses. We also agreed to indemnify (i) TEBSA for any and all penalties, fines and interest, if any, incurred by TEBSA arising out of or in connection with the entry into or performance of the side agreements and (ii) CORELCA for liabilities, costs or expenses related to certain taxes payable by CORELCA as a result of the settlement. TEBSA's project lenders consented to the terms of the settlement and waived all defaults under the project lending documents arising out of the entry into or performance of the side agreements. As consideration for the lenders' consent and waiver, ABB Switzerland Holding Ltd. and the co-bidder agreed to indemnify the project lenders from and against (i) any investigation, litigation or proceeding related to the entry into or performance of the side agreements and (ii) any other exposure as a consequence of, or which might be asserted against, any of the project lenders by virtue of, the failure of ABB or the co-bidder to disclose the side agreements. The indemnification obligation is joint but not several and is limited to the credit exposure of the project lenders. On December 31, 2007, the outstanding balance owed by TEBSA to the project lenders was approximately $215 million.

        In May 2004, we announced that we had undertaken an internal investigation which uncovered that certain of our employees—together with employees of other companies active in the gas insulated switchgear business—were involved in anti-competitive practices. We reported promptly such practices to the appropriate authorities including the European Commission. The European Commission announced its decision on January 24, 2007 and granted ABB full immunity from fines under the European Commission's leniency program. We continue to cooperate with other competition authorities in several jurisdictions globally which are investigating anti-competitive practices relating to the gas the insulated switchgear industry.

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

        In April 2005, we made the first of a series of voluntary disclosures to the U.S. Department of Justice (the "DoJ") and the SEC of certain suspect payments made by employees of ABB. The first disclosure concerned our U.S.-based network management business unit. Subsequently, we made additional voluntary disclosures regarding suspect payments by employees in several countries, including countries in the Middle East, Asia, South America, and Europe. These suspect payments were discovered as a result of our internal audit and compliance program. These payments may be in violation of the FCPA or other applicable laws. If we are found to have violated any of these laws, we could be liable for penalties and other costs and the violations could otherwise negatively impact our business. We are cooperating on these issues with the relevant authorities and are continuing our internal investigations and compliance reviews.

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

        In February 2007, the European Commission conducted dawn raids at the premises of an ABB unit in Bad Honnef, Germany, as part of its investigation into alleged anti-competitive practices of certain manufacturers of power transformers. The German Anti-trust Authority (Bundeskartellamt) and other anti-trust authorities are also reviewing those alleged practices which relate to the German market and other markets. Management is cooperating fully with the authorities in their investigations. Depending on the outcome of the investigations, the Company would likely face fines and penalties. The Company has not recorded any provisions for any potential fines, penalties or costs since management does not have enough information to reliably estimate such amounts.

        In August 2007, we made a voluntary disclosure to the SEC and the DoJ about suspect payments made by employees of ABB's recently divested Lummus Global business. These suspect payments were discovered as a result of our internal audit and compliance program. These payments may be in violation of the FCPA or other applicable laws. In connection with ABB's sale of the Lummus Global business, ABB retained certain liabilities, including for potential fines and penalties relating to these suspect payments. We are cooperating on these issues with the relevant authorities.

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

        The outcome of ABB's suspect payment disclosures to the SEC and the DoJ as well as our cooperation with various anti-trust authorities regarding certain allegedly anti-competitive practices, could have a material impact on our consolidated operating results, cash flows, and financial position.

        In addition to the foregoing proceedings, we are involved in other legal proceedings that have arisen in the ordinary course of our business. These principally involve matters relating to warranties, personal injury, damage to property, environmental liabilities and intellectual property rights.

        For a description of our involvement in asbestos litigation, see "Item 5. Operating and Financial Review and Prospects—Asbestos Liabilities."

DIVIDENDS AND DIVIDEND POLICY

        See "Item 3. Key Information—Dividends and Dividend Policy."

SIGNIFICANT CHANGES

        Except as otherwise described in this report, there has been no significant change in our financial position since December 31, 2007.

        In February 2008, the Board of Directors announced that a proposal will be put to the Annual General Meeting to reduce the nominal value of the shares from CHF 2.50 to CHF 2.02 and distribute CHF 0.48 per share. In addition, the Company announced its decision to launch a share buyback program up to a maximum value of 2.2 billion Swiss francs (equivalent to approximately $2 billion at the then-current exchange rates).

Item 9.    The Offer and Listing

MARKETS

        The shares of ABB Ltd are principally traded on virt-x (under the symbol "ABBN") and on the OMX Nordic Exchange Stockholm (under the symbol "ABB"). ADSs of ABB Ltd have been traded on the New York Stock Exchange under the symbol "ABB" since April 6, 2001. ABB Ltd's ADSs are issued under the Amended and Restated Deposit Agreement, dated May 7, 2001, with Citibank, N.A. as depositary. Each ADS represents one share.

TRADING HISTORY

        No suspension in the trading of our shares occurred in the years ended December 31, 2005, 2006 and 2007.

        The table below sets forth, for the periods indicated, the reported high and low closing sale prices for the shares on virt-x and the OMX Nordic Exchange Stockholm and for the ADSs on the New York Stock Exchange. All share prices have been adjusted to reflect the share capital increase completed in December 2003.

	virt-x		OMX Nordic Exchange Stockholm		New York Stock Exchange
	High	Low	High	Low	High	Low
	(CHF)		(SEK)		($)
Annual highs and lows
2003	6.66	2.02	39.88	12.81	6.24	1.95
2004	8.18	6.20	48.00	36.10	6.70	4.93
2005	12.95	6.35	77.75	37.30	9.79	5.42
2006	21.85	12.75	122.75	77.00	17.98	9.72
2007	36.52	19.65	202.00	113.75	31.81	15.96
Quarterly highs and lows
2006
First Quarter	16.50	12.75	99.25	77.00	12.63	9.72
Second Quarter	18.35	13.00	108.50	77.75	14.74	10.29
Third Quarter	16.85	14.20	99.00	84.00	13.70	11.49
Fourth Quarter	21.85	16.40	122.75	96.00	17.98	13.16
2007
First Quarter	23.45	19.65	131.75	113.75	19.13	15.96
Second Quarter	27.85	20.80	157.50	121.50	22.60	17.28
Third Quarter	30.66	25.75	170.00	148.00	26.23	21.28
Fourth Quarter	36.52	29.00	202.00	164.00	31.81	26.06
Monthly highs and lows
2007
October	35.00	31.40	192.00	174.00	30.22	26.73
November	36.52	29.00	202.00	164.00	31.81	26.06
December	33.74	30.96	191.00	176.00	29.77	26.73
2008
January	31.14	23.80	182.50	142.00	28.64	23.28
February	28.00	24.84	163.50	144.00	26.00	22.93

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

Our Shares

        ABB Ltd's shares are registered shares (Namenaktien) with a par value of CHF 2.50 each. The shares are fully paid and non-assessable. The shares rank pari passu in all respects with each other, including in respect of entitlements to dividends, to a share of the liquidation proceeds in the case of a liquidation of ABB Ltd, to advance subscription rights and to pre-emptive rights.

        Each share carries one vote in ABB Ltd's general shareholders' meeting. Voting rights may be exercised only after a shareholder has been recorded in ABB Ltd's share register (Aktienbuch) as a shareholder with voting rights, or with VPC in Sweden, which maintains a subregister of ABB Ltd's share register. VPC is an authorized central securities depository under the Swedish Act on Registration of Financial Instruments and carries out, among other things, the duties of registrar for Swedish companies listed on the OMX Nordic Exchange Stockholm. Registration with voting rights is subject to the restrictions described in "Transfer of Shares."

        The shares are not issued in certificated form and are held in collective custody at SIS SegaInterSettle AG. Shareholders do not have the right to request printing and delivery of share certificates (aufgehobener Titeldruck), but may at any time request ABB Ltd to issue a confirmation of the number of registered shares held.

Capital Structure

  Issued Shares:

        On December 31, 2007, ABB's ordinary share capital (including treasury shares) amounted to CHF 5,790,037,755 divided into 2,316,015,102 fully paid registered shares with a par value of CHF 2.50 per share. As of that date, ABB's ordinary share capital as registered with the commercial register was CHF 5,469,390,792.50 divided into 2,187,756,317 fully paid registered shares. As of January 10, 2008, ABB's ordinary share capital as registered with the commercial register was CHF 5,790,037,755 divided into 2,316,015,102 fully paid registered shares.

        In February 2008, the Board of Directors announced that a proposal will be put to the Annual General Meeting to reduce the nominal value of the shares from CHF 2.50 to CHF 2.02 and distribute CHF 0.48 per share.

  Contingent Share Capital

        As at January 10, 2008, ABB's share capital may be increased by an amount not to exceed CHF 25,000,000 through the issuance of up to 10,000,000 fully paid registered shares with a par value of CHF 2.50 per share through the exercise of warrant rights granted to its shareholders. The Board may grant warrant rights not taken up by shareholders for other purposes in the interest of ABB.

        The pre-emptive rights of the shareholders are excluded in connection with the issuance of warrant rights. The then-current owners of warrants will be entitled to subscribe for new shares. The conditions of the warrants will be determined by the Board.

        The acquisition of shares through the exercise of warrants and each subsequent transfer of the shares will be subject to the restrictions of ABB's Articles of Incorporation.

        In addition as at January 10, 2008, ABB's share capital may be increased by an amount not to exceed CHF 110,749,132.50 through the issuance of up to 44,299,653 fully paid shares with a par value of CHF 2.50 per share to employees. The pre-emptive and advance subscription rights of ABB's shareholders are excluded. The shares or rights to subscribe for shares will be issued to employees pursuant to one or more regulations to be issued by the Board, taking into account performance, functions, level of responsibility and profitability criteria. ABB may issue shares or subscription rights to employees at a price lower than that quoted on the stock exchange. The acquisition of shares within the context of employee share ownership and each subsequent transfer of the shares will be subject to the restrictions of ABB's Articles of Incorporation.

  Authorized Share Capital

        At ABB's Annual General Meeting in May 2007, ABB's shareholders approved the creation of an authorized share capital in the amount of up to CHF 500,000,000 through the issuance of up to 200,000,000 fully paid registered shares with a par value of CHF 2.50 each, which is valid until May 3, 2009. The Board is authorized to determine the date of issue of new shares, the issue price, the type of payment, the condition for the exercise of the pre-emption rights, and the beginning date for dividend entitlement. This represented the total authorized share capital available to ABB on December 31, 2007. The Board may permit pre-emptive rights that have not been exercised by shareholders to expire or it may place these rights and/or shares as to which pre-emptive rights have been granted but not exercised at market conditions or use them for other purposes in the interest of the Company. Furthermore, the Board is authorized to restrict or deny the pre-emptive rights of shareholders and allocate such rights to third parties if the shares are used (i) for the acquisition of an enterprise, parts of an enterprise, or participations, or for new investments, or in case of a share placement, for the financing or refinancing of such transactions; or (ii) for the purpose of broadening the shareholder constituency in connection with a listing of shares on domestic or foreign stock exchanges.

        The subscription and the acquisition of the new shares, as well as each subsequent transfer of the shares, will be subject to the restrictions of ABB's Articles of Incorporation.

Transfer of Shares

        The transfer of shares is effected by corresponding entry in the books of a bank or depository institution following an assignment in writing by the selling shareholder and notification of such assignment to ABB Ltd by the bank or depository institution. The transfer of shares also requires that the purchaser file a share registration form in order to be registered in ABB Ltd's share register (Aktienbuch) as a shareholder with voting rights. Failing such registration, the purchaser will not be able to participate in or vote at shareholders' meetings, but will be entitled to dividends, pre-emptive and advanced subscription rights, and liquidation proceeds. Shares and associated pecuniary rights may only be pledged to the depository institution that administers the book entries of those shares for the account of the shareholder.

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

  •
  Election of members of the board of directors and the auditors;

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

        A resolution passed with a qualified majority (at least two-thirds) of the shares represented at a shareholders' meeting is required for:

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

  •
  The restriction or denial of pre-emptive rights;

  •
  A transfer of ABB Ltd's place of incorporation; and

  •
  ABB Ltd's dissolution.

        In addition, the introduction of any provision in the articles of incorporation providing for a qualified majority must be resolved in accordance with such qualified majority voting requirements.

        Pursuant to the Swiss Federal Merger Act, special quorum rules apply by law to a merger (Fusion) (including a possible squeeze-out merger), de-merger (Spaltung), or conversion (Umwandlung) of ABB Ltd.

        At shareholders' meetings, shareholders can be represented by proxy, but only by their legal representative, another shareholder with the right to vote, a proxy nominated by ABB Ltd (Organvertreter), an independent proxy designated by ABB Ltd (unabhängiger Stimmrechtsvertreter) or a depository institution (Depotvertreter). All shares held by one shareholder may be represented by only one representative. Votes are taken on a show of hands unless a secret ballot is required by the general meeting of shareholders or the presiding officer. The presiding officer may arrange for resolutions and elections to be carried out by electronic means. As a result, resolutions and elections carried out by electronic means will be deemed to have the same effect as secret ballots. The presiding officer may at any time order that a resolution or election decided by a show of hands be repeated through a secret ballot if, in his view, the results of the vote are in doubt. In this case, the preceding decision by a show of hands shall be deemed to have not occurred.

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

        Under Swiss law, ABB Ltd may pay dividends only if it has sufficient distributable profits from previous fiscal years, or if its reserves are sufficient to allow distribution of a dividend. In either event, dividends may be paid out only after approval at the shareholders' meeting. The board of directors may propose that a dividend be paid out, but cannot itself set the dividend. The statutory auditors must confirm that the dividend proposal of the board of directors conforms with statutory law. In practice, the shareholders' meeting usually approves the dividend proposal of the board of directors.

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

Pre-emptive Rights

        Shareholders of a Swiss corporation have certain pre-emptive rights to subscribe for new shares issued in connection with capital increases in proportion to the nominal amount of their shares held. A resolution adopted at a shareholders' meeting with a supermajority of two-thirds of the shares represented may, however, repeal, limit or suspend (or authorize the board of directors to repeal, limit or suspend) pre-emptive rights for cause. Cause includes an acquisition of a business or a part thereof, an acquisition of a participation in a company or the grant of shares to employees. In addition, based on Article 4bis para. 1 and para. 4 of the Articles of Incorporation of ABB Ltd, pre-emptive rights of the shareholders are excluded in connection with the issuance of shares to employees of ABB issued out of ABB Ltd's contingent share capital or the grant of warrant rights to shareholders, or may be restricted or denied by the board of directors of ABB Ltd under certain circumstances as set forth in Article 4ter of ABB Ltd's Articles of Incorporation. See "—Capital Structure."

Advance Subscription Rights

        Shareholders of a Swiss corporation may have an advance subscription right with respect to bonds and other instruments issued in connection with options or conversion rights for shares if such option or conversion rights are based on the corporation's conditional capital. However, the shareholders' meeting can, with a supermajority of two-thirds of the shares represented at the meeting, exclude or restrict (or authorize the board of directors to exclude or restrict) such advance subscription rights for cause. See "—Capital Structure—Contingent Share Capital."

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

Repurchase of Shares

        Swiss law limits a corporation's ability to repurchase or hold its own shares. ABB Ltd and its subsidiaries may only repurchase shares if ABB Ltd has sufficient freely distributable reserves to pay the purchase price, and the aggregate nominal value of such shares does not exceed 10 percent of ABB Ltd's total nominal share capital. Furthermore, ABB Ltd must create a special reserve on its balance sheet in the amount of the purchase price of the acquired shares. Such shares held by ABB Ltd or its subsidiaries do not carry any rights to vote at shareholders' meetings, but are entitled to the economic benefits applicable to the shares generally and are considered to be "outstanding" under Swiss law.

        ABB Ltd may make additional repurchases of shares for treasury from time to time in the future. Treasury shares are available for issuance to satisfy obligations under the management incentive plan and for other corporate purposes. As of December 31, 2007, ABB Ltd, directly and indirectly through its subsidiaries, held 18,725,475 shares, with a book value of $302 million and a par value of CHF 46,813,688 as of such date.

        In February 2008, ABB announced a share repurchase program for up to CHF 2.2 billion. ABB intends to propose the cancellation of shares repurchased under the program at its annual general meeting in 2010. As of February 29, 2008, ABB has purchased 5 million shares for approximately CHF 135 million under the program. Accordingly, ABB Ltd, directly and indirectly through its subsidiaries, held 23,725,475 shares, with a book value of $432 million and a par value of CHF 59,313,688 as of such date.

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

Duration, Liquidation and Merger

        The duration of ABB Ltd as a legal entity is unlimited. It may be dissolved at any time by a shareholders' resolution which must be approved by a supermajority of two-thirds of the shares represented at the general meeting of shareholders (this supermajority requirement applies in the event of a dissolution by way of liquidation or a merger where ABB Ltd is not the surviving entity). Dissolution by court order is possible if it becomes bankrupt or if holders of at least 10 percent of its share capital registered in the commercial register can establish cause for dissolution.

        Under Swiss law, any surplus arising out of a liquidation of a corporation (after the settlement of all claims of all creditors) is distributed to the shareholders in proportion to the paid-up par value of shares held, but this surplus is subject to Swiss withholding tax of 35 percent (see "—Taxation").

Disclosure of Major Shareholders

        Under the Swiss Stock Exchange Act, shareholders and groups of shareholders acting in concert who directly or indirectly acquire or sell shares of a listed Swiss corporation or rights based thereon and thereby reach, exceed or fall below the thresholds of 3 percent, 5 percent, 10 percent, 15 percent, 20 percent, 25 percent, 33 1/3 percent, 50 percent or 66 2/3 percent of the voting rights of the corporation must notify the corporation and the exchange(s) in Switzerland on which such shares are listed of such holdings in writing within four trading days, whether or not the voting rights can be exercised. Following receipt of such a notification, the corporation must inform the public within two trading days.

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

        Other than the rules discussed in this section and in the section above entitled "—Duration, Liquidation and Merger" and "—Shareholder's Meetings" (which reflect mandatory provisions of Swiss law), no provision of ABB Ltd's Articles of Incorporation would operate only with respect to a merger, acquisition or corporate restructuring of ABB (or any of our subsidiaries) and have the effect of delaying, deferring or preventing a change in control of ABB.

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

Auditors

        The auditors are subject to confirmation by the shareholders at the annual general meeting on an annual basis. Ernst & Young AG, with its registered head office at Bleicherweg 21, CH-8002 Zurich, Switzerland, has been the independent auditor of ABB Ltd and the ABB Group for the years ended December 31, 2007, 2006 and 2005.

        OBT AG, with its registered office at Hardturmstrasse 120, CH-8005 Zurich, Switzerland, has been the special auditor to issue special review reports required in connection with capital increases (if any) for the years ended December 31, 2007, 2006 and 2005.

        Ernst & Young AG assumed the existing auditing mandate as auditor of the ABB Group in 1994. The head auditor responsible for the mandate, Charles Barone, began serving in this function in May 2003, and has handed over the mandate to Nigel Jones for 2008.

        Ernst & Young AG periodically reads the approved minutes of meetings of our board of directors. Ernst & Young AG is present for parts of the FACC meetings where audit planning is discussed and the results of our internal audit department's audit procedures are presented. Ernst & Young AG also periodically meets with the FACC to discuss the results of its audit procedures.

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

Revolving Credit Facility

        On June 27, 2007, we entered into an amendment and restatement of a $2 billion revolving credit facility which was originally entered into on July 4, 2005. For a description of the facility, see "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities" and Note 13 to the Consolidated Financial Statements. See Exhibit 4.3 to this report.

Medium Term Note Program

        One of our subsidiaries, ABB International Finance Limited, has established a medium term note program ("MTN Program") under which it is authorized to issue up to $5,250 million in certain debt instruments. The terms of the MTN Program do not obligate any third party to extend credit to us, and the terms and availability of financings under the MTN Program are determined with respect to, and at the date of issuance of, each debt instrument. As a result, we may be unable to access capital through the MTN Program on terms favorable to us, if at all. As at December 31, 2007, the aggregate amount outstanding under the MTN Program was approximately $2.1 billion from separate issuances of debt instruments. See Exhibits 2.3, 2.4, and 2.5 to this report.

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

Sale Agreement for Nuclear Business

        On December 21, 1999, our subsidiary, ABB Handels-und Verwaltungs AG, entered into an agreement to sell our nuclear business to BNFL for $485 million. Under the agreement, we have undertaken not to compete with the divested business during a seven-year period that ended on April 28, 2007. We have agreed to indemnify BNFL against, among other things, certain environmental and other liabilities arising from specific sites operated by the nuclear business and certain tax liabilities of the nuclear business. These potential liabilities are described in "Item 3. Key Information—Risk Factors" and "Item 5. Operating and Financial Review and Prospects—Environmental Liabilities." The transaction was consummated on April 28, 2000. See Exhibit 4.2 to this report.

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

CE Asbestos Settlement

        On April 20, 2006 ABB Ltd and certain of its subsidiaries entered into certain agreements relating to the settlement of its Combustion Engineering subsidiary's asbestos liabilities. For further details regarding this settlement see "Item 5. Operating and Financial Review and Prospects—Asbestos Liabilities." and Exhibits 4.13 and 4.14 hereto.

Share Sale and Purchase Agreement relating to the Lummus Global Business

        On August 24, 2007, ABB Asea Brown Boveri Ltd and certain of its subsidiaries entered into an agreement to sell Lummus to CB&I for a purchase price of $950 million. The transaction closed in November 2007. As part of the sale we have agreed to retain certain liabilities, including for potential fines and penalties connected with suspect payments made prior the completion of the sale. See Exhibit 4.14 to this report.

EXCHANGE CONTROLS

        Other than in connection with government sanctions imposed on Belarus, Cote d'Ivoire, the Democratic Republic of the Congo, Iran, Iraq, Lebanon, Liberia, Myanmar, North Korea, Sierra Leone, Sudan, Uzbekistan, Yugoslavia, Zimbabwe and persons and organizations with connection to Osama bin Laden, the "al Qaeda" group or the Taliban and persons connected with the assassination of Rafik Hariri, there are currently no laws, decrees or regulations in Switzerland that restrict the export or import of capital, including, but not limited to, Swiss foreign exchange controls on payment of dividends, interest or liquidation proceeds, if any, to non-Swiss resident holders of shares. In addition, there are no limitations imposed by Swiss law or our Articles of Incorporation on the rights of non-Swiss residents or non-Swiss citizens to hold or vote our shares.

TAXATION

Swiss Taxation

  Withholding Tax on Dividends and Distributions

        Dividends paid and similar cash or in-kind distributions that we make to a holder of shares or ADSs (including dividends on liquidation proceeds and stock dividends and taxable income resulting from partial liquidation) are subject to a Swiss federal withholding tax at a rate of 35 percent. A repurchase of shares by us for the purpose of a capital reduction is defined as a partial liquidation of the Company. In this case, the difference between the nominal value of the shares and their repurchase price is qualified as taxable income. The same would be true upon a repurchase of shares if we were not to dispose of the repurchased shares within six years after the repurchase, or if 10% of outstanding shares were exceeded. We must withhold the tax from the gross distribution and pay it to the Swiss Federal Tax Administration. A reduction of the shares' nominal value by means of a capital reduction does not represent a dividend or similar distribution for purposes of Swiss withholding tax.

  Obtaining a Refund of Swiss Withholding Tax for U.S. Residents

        The Convention Between the United States of America and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income, which entered into force on December 19, 1997 and which we will refer to in the following discussion as the Treaty, allows U.S. resident individuals or U.S. corporations to seek a refund of the Swiss withholding tax paid on dividends in respect of our shares or ADSs if they qualify for benefits under the Treaty. U.S. resident individuals and U.S. corporations holding less than 10 percent of the voting rights in respect of our shares or ADSs are entitled to seek a refund of withholding tax to the extent the tax withheld exceeds 15 percent of the gross dividend. U.S. corporations holding 10 percent or more of the voting rights of our shares or ADSs are entitled to seek a refund of withholding tax to the extent the tax withheld exceeds 5 percent of the gross dividend.

        Claims for refunds must be filed with the Swiss Federal Tax Administration, Eigerstrasse 65, 3003 Bern, Switzerland no later than December 31 of the third year following the calendar year in which the dividend or similar distribution became payable. The form used for obtaining a refund is Swiss Tax Form 82 (82C for companies; 82E for other entities; 82I for individuals; 82R for regulated investment companies ("RICs")). This form may be obtained from any Swiss Consulate General in the United States or from the Swiss Federal Tax Administration at the address above. The form must be filled out in triplicate with each copy duly completed and signed before a notary public in the United States. The form must be accompanied by evidence of the deduction of withholding tax withheld at the source.

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

United States Taxes

        The following is a summary of the material U.S. federal income tax consequences of the ownership of shares or ADSs. This summary does not purport to address all of the tax considerations that may be relevant to a decision to purchase, own or dispose of shares or ADSs. This summary assumes that holders hold shares or ADSs as capital assets. This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as U.S. expatriates, dealers or traders in securities or currencies, partnerships owning shares or ADSs, tax-exempt entities, banks and other financial institutions, regulated investment companies, traders in securities that elect to apply a mark to market method of accounting, insurance companies, holders that own (or are deemed to own) at least 10 percent or more (by voting power or value) of the stock of ABB, investors whose functional currency is not the U.S. dollar, persons subject to the alternative minimum tax, and persons that will hold shares or ADSs as part of a position in a straddle or as part of a hedging or conversion transaction for U.S. tax purposes. This discussion does not address aspects of U.S. taxation other than U.S. federal income taxation, nor does it address state, local or foreign tax consequences of an investment in shares or ADSs.

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

  Distributions

        Subject to the discussion below under "—Passive Foreign Investment Company Considerations," if you are a U.S. holder, for U.S. federal income tax purposes, the gross amount of any distribution (other than certain distributions, if any, of shares distributed to all shareholders of ABB, including holders of ADSs) made to you with respect to shares or ADSs, including the amount of any Swiss taxes withheld from the distribution, will constitute dividends to the extent of ABB's current and accumulated earnings and profits (as determined under U.S. federal income tax principles). Subject to the discussion below under "—Passive Foreign Investment Company Considerations," non-corporate U.S. Holders generally will be taxed on such distributions at the lower rates applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) with respect to taxable years beginning on or before January 1, 2011, provided the U.S. holder meets certain holding period and other requirements. U.S. holders are urged to consult their own tax advisors regarding the availability to them of the reduced dividend rate in light of their own particular circumstances. In addition, dividends paid to U.S. corporate holders will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. Subject to the discussion below under "—Passive Foreign Investment Company Considerations," if distributions with respect to shares or ADSs exceed ABB's current and accumulated earnings and profits as determined under U.S. federal income tax principles, the excess would be treated first as a tax-free return of capital to the extent of your adjusted tax basis in the shares or ADSs. Any amount in excess of the amount of the dividend and the return of capital would be treated as capital gain. ABB does not maintain calculations of its earnings and profits under U.S. federal income tax principles.

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

        Subject to the discussion below under "—Backup Withholding and Information Reporting," if you are a non-U.S. holder of shares or ADSs, you generally will not be subject to U.S. federal income or withholding tax on dividends received on shares or ADSs, unless the dividends are effectively connected with the conduct by you of a trade or business in the United States, or the dividends are attributable to a permanent establishment or fixed base that is maintained in the United States if that is required by an applicable income tax treaty as a condition for subjecting a non-U.S. holder to U.S. taxation on a net income basis. In such cases, you will be taxed in the same manner as a U.S. holder. Moreover, if you are a corporate non-U.S. holder, you may be subject, under certain circumstances, to an additional branch profits tax on any effectively connected dividends at a 30 percent rate, or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. If you are a non-U.S. holder, you should consult your tax advisor regarding the U.S. federal income tax consequences of holding ADSs.

  Sale or Exchange of Shares or ADSs

        Subject to the discussion below under "—Passive Foreign Investment Company Considerations," if you are a U.S. holder that holds shares or ADSs as capital assets, you generally will recognize capital gain or loss for U.S. federal income tax purposes upon a sale or exchange of your shares or ADSs in an amount equal to the difference between your adjusted tax basis in the shares or ADSs and the amount realized on their disposition. If you are a non-corporate U.S. holder, the maximum marginal U.S. federal income tax rate applicable to the gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income (other than certain dividends) if your holding period for the shares or ADSs exceeds one year (i.e., long-term capital gains). If you are a U.S. holder, the gain or loss, if any, recognized by you generally will be treated as U.S. source income or loss, as the case may be, for U.S. foreign tax credit purposes. Certain limitations exist on the deductibility of capital losses for U.S. federal income tax purposes.

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

  Passive Foreign Investment Company Considerations

        A non-U.S. corporation will be classified as a "passive foreign investment company," or a PFIC, for United States federal income tax purposes in any taxable year in which, after applying certain look-through rules, either

  •
  At least 75 percent of its gross income is "passive income" or

  •
  At least 50 percent, on average, of the gross value of its assets is attributable to assets that produce "passive income" or are held for the production of passive income.

        Passive income for this purpose generally includes dividends, interest, certain royalties, certain rents and gains from commodities and securities transactions.

        Based on certain estimates of its gross income and gross assets and the nature of its business, ABB believes that it will not be classified as a PFIC for the taxable year ending December 31, 2007. ABB's status in future years will depend on its assets and activities in those years. ABB has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC. If ABB were a PFIC, and you are a U.S. holder, you generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, your shares or ADSs, including the denial of the taxation of certain dividends at the lower rates applicable to long-term capital gains (as discussed above in "—Distributions").

        If ABB were a PFIC, you may be able to make a variety of elections which might alleviate certain of the tax consequences referred to above including the "qualified electing fund" election and the "mark-to-market" election. However, it is expected that the conditions necessary for a U.S. holder of shares or ADSs to make the "qualified electing fund" election will not be present in the case of shares or ADSs. You should consult your own tax advisor regarding the tax consequences that would arise if ABB were treated as a PFIC and as to the availability and consequences of any available elections.

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

        A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, shares or ADSs within the United States to you, unless you are an exempt recipient, if you fail to furnish your correct taxpayer identification number or otherwise fail to establish an exception from backup withholding tax requirements or otherwise fail to establish an exception from backup withholding. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the U.S. Internal Revenue Service. The current backup withholding tax rate is 28 percent.

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

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

Market Risk Disclosure

        The continuously evolving financial markets and the dynamic business environment expose us to changes in foreign exchange, interest rate and other market price risks. We have developed and implemented comprehensive policies, procedures, and controls to identify, mitigate, and monitor financial risk on a firm-wide basis. To efficiently aggregate and manage financial risk that could impact our financial performance, we operate a Group Treasury function. Our Group Treasury function provides an efficient source of liquidity, financing, risk management, and other global financial services to the ABB Group companies. We do not permit proprietary trading activities. The market risk management activities are focused on mitigating material financial risks resulting from our global operating and financing activities.

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

        We have foreign exchange transaction exposures related to our global operating and financing activities in currencies other than the functional currency in which our entities operate. Specifically, we are exposed to foreign exchange risk related to future earnings, assets or liabilities denominated in foreign currencies. The most significant currency exposures relate to operations in Germany, Sweden and Switzerland. In addition, we are exposed to currency risk associated with translating our functional currency financial statements into our reporting currency, which is the U.S. dollar.

        Our operating companies are responsible for identifying their foreign currency exposures and entering into intercompany hedge contracts with the Group Treasury function, where legally possible, or external transactions to hedge this risk. The intercompany transactions have the effect of transferring the operating companies' currency risk to the Group Treasury function, but create no additional market risk to our consolidated results. The Group Treasury function then manages this risk by entering into offsetting transactions with third party financial institutions. According to our policy, material net currency exposures are hedged. Exposures are primarily hedged with forward foreign exchange contracts. The majority of the foreign exchange hedge instruments have, on average, a maturity of less than twelve months. The Group Treasury function also hedges currency risks associated with their financing of other ABB companies. For certain third party non-U.S. dollar denominated debt, we use cross currency swaps to hedge the currency risk and effectively convert the debt into U.S. dollar obligations. These swap contracts have maturity dates that exactly match the associated debt.

        As of December 31, 2007 and 2006, the net fair value of financial instruments with exposure to foreign currency rate movements was $593 million and $278 million, respectively. The potential loss in fair value of such financial instruments from a hypothetical 10 percent move in foreign exchange rates against our position would be approximately $108 million and $135 million for December 31, 2007 and 2006, respectively. The analysis reflects the aggregate adverse foreign exchange impact associated with transaction exposures, as well as translation exposures where appropriate. Our sensitivity analysis assumes a simultaneous shift in exchange rates against our positions exposed to foreign exchange risk and as such assumes an unlikely adverse case scenario. Exchange rates rarely move in the same direction. Therefore, the assumption of a simultaneous shift may overstate the impact of changing rates on assets and liabilities denominated in foreign currencies. The underlying trade-related transaction exposures of the industrial companies are not included in the quantitative analysis. If these underlying transaction exposures were included, they would tend to have an offsetting effect on the potential loss in fair value detailed above.

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

        During 2007, bondholders fully converted our 3.5% CHF 1 billion convertible bonds, due 2010, into shares. As the outstanding bonds at the end of December 31, 2007, representing approximately 85% of total debt as of that date, have been swapped into floating rate obligations using interest rate swaps, interest rate risk on our debt, using a fair value approach, is limited. Similarly, as the liquidity generated by earnings has been primarily invested in short-term deposits, the interest rate risk on assets, using a fair value approach is also limited. Consequently, as of December 31, 2007, we have concluded that calculating interest rate risk as the earnings impact of a 100 basis points shift in rates is more appropriate than the impact of such a shift on fair value. Therefore as of December 31, 2007, we have calculated interest rate risk as the annualized impact of a 100 basis points downward shift in interest rates on an interest bearing net asset position of $5,791 million. The potential reduction in earnings from such a shift would be $58 million. This calculation excludes the potential reduction in our cash balances during 2008 from 1) the share buy-back program of up to CHF 2.2 billion, announced on February 13, 2008, (equivalent to approximately $2 billion at the then-current exchange rates) and 2) the proposal that will be put to our Annual General Meeting to reduce the nominal value of our shares from CHF 2.50 to CHF 2.02 per share (see Note 21 to the Consolidated Financial Statements). The effect of both transactions would be to lower our net interest-bearing asset balance and consequently lower our interest rate risk.

        If interest rate risk would be calculated, as in the prior year, as the impact on fair values of a 100 basis points shift in interest rates, then as of December 31, 2007 and 2006, the net fair value of interest rate instruments was $5,032 million and $(388) million, respectively. The potential loss in fair value for such financial instruments from a hypothetical 100 basis point parallel shift in interest rates against our position (or a multiple of 100 basis points where 100 basis points is less than 10 percent of the applicable interest rate) would be approximately $4 million and $31 million for December 31, 2007 and 2006, respectively.

        Leases are not included as part of the sensitivity analysis. This represents a limitation of the analysis. While sensitivity analysis includes the interest rate sensitivity of the funding of the lease portfolio, a corresponding change in the lease portfolio was not considered in the sensitivity model.

Equity Risk

        Certain of our entities have equity investments that expose us to equity price risk. As of December 31, 2007 and 2006, the net fair value of equity risk sensitive instruments was $337 million and $282 million, respectively. The potential loss in fair value of such financial instruments from a hypothetical 10 percent move in equity prices against our position would be approximately $53 million and $42 million, for December 31, 2007 and 2006, respectively. Included in the net fair value and potential loss in fair value figures for equity risk are derivative instruments held by us as marketable securities designated as hedges of warrant appreciation rights granted to employees under our management incentive plans (see Note 20 to the Consolidated Financial Statements). As of December 31, 2007 and 2006, the amount of such instruments included in net fair value was $220 million and $176 million, respectively, and the amount of potential loss in fair value was $41 million and $32 million, respectively. The liabilities relating to the warrant appreciation rights are not included as part of the sensitivity analysis. If such liabilities being hedged were included, they would tend to have an offsetting effect on the potential loss in fair value.

Commodity Risk

        We enter into commodity derivatives to hedge certain of our raw material exposures. As of December 31, 2007 and 2006, the net fair value of commodity derivatives was $(19) million and $(12) million, respectively. The potential loss in fair value for such commodity hedging derivatives from a hypothetical adverse 10 percent move against our position in commodity prices would be approximately $34 million and $27 million for December 31, 2007 and 2006, respectively. A significant proportion of our commodity derivatives are denominated in euros. The foreign exchange risk arising on such contracts has been excluded from the calculation of the potential loss in fair value from a hypothetical 10 percent move in commodity prices as disclosed above.

Item 12.    Description of Securities Other than Equity Securities

        Not applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and delinquencies

        Not applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not applicable.

Item 15.    Controls and Procedures

  (a)
  Disclosure controls and procedures.

        We maintain controls and procedures designed to provide reasonable assurance that the information required to be disclosed in our filings under the Securities Exchange Act of 1934 (the Exchange Act, Rule 13a—15(e)) is recorded, processed, summarized and reported on a timely basis. Our interim Chief Executive Officer, and Chief Financial Officer, Michel Demaré, with the participation of key corporate senior management and management of key corporate functions, performed an evaluation of our disclosure controls and procedures as of December 31, 2007. Based on that evaluation, management, including the Chief Executive Officer and Chief Financial Officer, has concluded that, as of December 31, 2007, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in reports that we file or submit under the Exchange Act has been recorded, processed, summarized and reported within the time period specified in the rules and forms of the SEC and that such information has been accumulated and communicated to our management, including our interim Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

  (b)
  Management's annual report on internal controls over financial reporting.

        The Board of Directors and management of the ABB Group are responsible for establishing and maintaining adequate internal controls over financial reporting. The ABB Group's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of the published Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States of America.

        Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

        Management conducted an assessment of the effectiveness of internal controls over financial reporting based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission ("COSO"). Based on this assessment, management has concluded that internal control over financial reporting was effective as of December 31, 2007.

        Ernst & Young AG, an independent registered public accounting firm, has issued an opinion on the effectiveness of the ABB Group's internal control over financial reporting as of December 31, 2007 which is included in Item 18: Financial Statements.

  (c)
  Changes in internal control over financial reporting

        During the year ended December 31, 2007, the ABB Group continued to standardize and consolidate its financial accounting and reporting processes through the integration of its various ERP systems into country-wide ERP's in a number of specific countries. However, a significant portion of these system integrations are still planned for 2008 and 2009. These activities strengthen the overall design and operational effectiveness of the ABB Group's internal control over financial reporting and are part of the ABB Group's continuous improvement of its internal control environment.

Item 15T.    Controls and Procedures

        Not applicable.

Item 16A.    Audit Committee Financial Expert

        Our board of directors has determined that Bernd W. Voss, who serves on our audit committee, is independent, as that term is defined in the listing standards promulgated by the New York Stock Exchange, and is an audit committee financial expert.

Item 16B.    Code of Ethics

        Our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions are bound to adhere to our Code of Conduct, which applies to all employees of all companies in the ABB Group. Our Code of Conduct is available on our web site in the corporate governance section at www.abb.com/investorrelations.

Item 16C.    Principal Accountant Fees and Services

  Audit Fees

        Fees for audit services provided by Ernst & Young totaled approximately $26 million and $41 million in 2007 and 2006, respectively. Audit fees include the standard audit work performed each fiscal year necessary to allow the auditor to issue an opinion on our Consolidated Financial Statements and to issue an opinion on the local statutory financial statements of ABB Ltd and its subsidiaries. Audit fees also include services that can be provided only by the ABB Group auditor such as assistance with the application of new accounting policies, pre-issuance reviews of quarterly financial results and comfort letters delivered to underwriters in connection with debt and equity offerings. Included in the 2007 audit fees were no amounts related to the 2006 audit. Included in 2006 audit fees were approximately $0.6 million related to additional fees for the 2005 audit, which were not agreed until after the Company had filed its Annual Report on Form 20-F with the SEC on April 18, 2007.

  Audit-Related Fees

        Fees for audit-related services provided by Ernst & Young totaled approximately $8 million and $2 million in 2007 and 2006, respectively, consisting primarily of accounting consultations and audits in connection with divestments, audits of pension and benefit plans and accounting advisory services.

  Tax Fees

        Fees for tax services provided by Ernst & Young totaled approximately $2 million and $1 million in 2007 and 2006, respectively, representing tax compliance fees as well as tax advice and planning fees.

  All Other Fees

        Fees for other services provided not included in the above three categories by Ernst & Young totaled approximately $0.1 million and $0 million in 2007 and 2006, respectively.

  Pre-Approval Procedures and Policies

        In accordance with the requirements of the U.S. Sarbanes-Oxley Act of 2002 and rules issued by the SEC, we utilize a procedure for the review and pre-approval of any services performed by Ernst & Young. The procedure requires that all proposed engagements of Ernst & Young for audit and permitted non-audit services are submitted to the FACC for approval prior to the beginning of any such services. In accordance with this policy, all services performed by and fees paid to Ernst & Young in 2006 and 2007, as discussed above in this Item 16C, were approved by the FACC.

Item 16D.    Exemptions from the Listing Standards for Audit Committees.

        None.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

        During the year ended December 31, 2007, purchases were made by or on behalf of ABB Ltd. or any "affiliated purchaser, as defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as follows:

Period	Total number of shares purchased		Average price paid per share		Total number of shares purchased as part of publicly announced plans or programs	Approximate value of shares that may yet be purchased under the plans or programs
May 11 – May 18, 2007	10,000,000	(1)	$19.90	(2)	n.a.	n.a.

(1)
Represents open market repurchases to be used in share-based payment arrangements

(2)
Represents an average price of CHF 24.28 translated into USD

        Furthermore, on February 13, 2008, the Company announced a share buyback program up to a maximum value of CHF 2.2 billion (equivalent to approximately USD 2 billion at then-current exchange rates). On February 25, 2008, we commenced our repurchases under the program. In the period February 25 through February 29, the Company repurchased a total of 5 million shares, at an average price of CHF 27.0497 (equivalent to USD 25.9694). Consequently, as of the end of February 2008, approximately CHF 2.1 billion (equivalent to approximately USD 1.9 billion of the USD 2 billion) was available for further repurchases.

PART III

Item 17.    Financial Statements

        We have elected to provide financial statements and the related information pursuant to Item 18

Item 18.    Financial Statements

        See pages F-1 to F-63 and pages S-1 to S-2, which are incorporated herein by reference.

Item 19.    Exhibits

1.1	Articles of Incorporation of ABB Ltd as amended to date.
2.1
Form of Amended and Restated Deposit Agreement, by and among ABB Ltd, Citibank, N.A., as Depositary, and the holders and beneficial owners from time to time of the American Depositary Shares issued thereunder (including as an exhibit the form of American Depositary Receipt). Incorporated by reference to Exhibit (a) to Form F-6EF (File No. 333-147488) filed by ABB Ltd on November 19, 2007.
2.2	Form of American Depositary Receipt (included in Exhibit 2.1).
2.3
EMTN Amended and Restated Fiscal Agency Agreement, dated December 20, 2006, between ABB International Finance Limited, Fortis Banque Luxembourg S.A. and Fortis Banque (Suisse) S.A. Incorporated by reference to Exhibit 2.3 to the Annual Report on Form 20-F filed by ABB Ltd on April 18, 2007.
2.4	EMTN Amended and Restated Dealership Agreement, dated December 20, 2007, between ABB International Finance Limited, ABB Ltd and Morgan Stanley & Co. International Limited.
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

4.3
$2,000,000,000 Multicurrency Revolving Credit Agreement, dated as of July 4, 2005, as amended and restated on June 27, 2007, between ABB Ltd, certain subsidiaries of ABB Ltd as borrowers and guarantors, Barclays Capital, Bayerische Hypo-und Vereinsbank AG, BNP Paribas, Citigroup Global Markets Limited, Commerzbank Aktiengesellschaft, Credit Suisse, Deutsche Bank AG, Dresdner Kleinwort Wasserstein, Handelsbanken Capital Markets, Svenska Handelsbanken AB (publ), HSBC Bank plc, Nordea Bank (AB) and SEB Merchant Banking, Skandinaviska Enskilda Banken, AB (publ), as mandated lead arrangers, Credit Suisse, as facility agent, dollar swingline agent and euro swingline agent, and SEB Merchant Banking, Skandinaviska Enskilda Banken, AB (publ), as SEK swingline agent.
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
4.8	Employment Agreement of Gary Steel, dated August 27, 2002. Incorporated by reference to Exhibit 4.11 to the Annual Report on Form 20-F filed by ABB on June 30, 2003.
4.9	Employment Agreement of Fred Kindle, dated February 21, 2004. Incorporated by reference to Exhibit 4.16 to the Annual Report on Form 20-F filed by ABB on May 27, 2005.
4.10	Employment Agreement of Michel Demaré, dated October 28, 2004. Incorporated by reference to Exhibit 4.17 to the Annual Report on Form 20-F filed by ABB on May 27, 2005.
4.11	Employment Agreement of Ulrich Spiesshofer, dated September 5, 2005. Incorporated by reference to Exhibit 4.15 to the annual report on Form 20-F filed by ABB on April 19, 2006.
4.12
Contribution Agreement dated as of April 20, 2006 by and among ABB Ltd, ABB Asea Brown Boveri Ltd, ABB Holdings Inc., ABB Inc. and ABB Lummus Global Inc., Combustion Engineering 524(g) Asbestos PI Trust and, solely for certain provisions contained therein, ABB Treasury Center (USA) Inc. Incorporated by reference to Exhibit 4.13 to the Annual Report on From 20-F filed by ABB on April 18, 2007.
4.13
Promissory Note dated April 20, 2006 between ABB Inc. and ABB Ltd, as makers and Combustion Engineering 524(g) Asbestos PI Trust, as payee, for the principal amount of up to $350,000,000. Incorporated by reference to Exhibit 4.14 to Annual Report on From 20-F filed by ABB on April 18, 2007.
4.14
Share Sale and Purchase Agreement dated 24 August 2007 among ABB Holdings Inc., ABB Holdings B.V., ABB Asea Brown Boveri Ltd, Chicago Bridge & Iron Company, Chicago Bridge & Iron Company B.V., and Chicago Bridge & Iron Company N.V.

8.1	Subsidiaries of ABB Ltd as of February 29, 2008.
12.1	Certification of the interim chief executive officer and chief financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by the interim chief executive officer and chief financial officer of ABB Ltd pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
15.1	Consent of Independent Registered Public Accounting Firm

*
This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-74551.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ABB LTD
By:	/s/ MICHEL DEMARÉ
Name: Michel Demaré Title: Interim Chief Executive Officer and Chief Financial Officer
By:	/s/ RICHARD A. BROWN
Name: Richard A. Brown Title: Group Vice President and Assistant General Counsel

Date: March 19, 2008.

Report of management on internal control over financial reporting

        The Board of Directors and management of the Group are responsible for establishing and maintaining adequate internal controls over financial reporting. The Group's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of the published Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States of America.

        Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

        Management conducted an assessment of the effectiveness of internal controls over financial reporting based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission (COSO). Based on this assessment, management has concluded that internal control over financial reporting was effective as of December 31, 2007.

        Ernst & Young AG, an independent registered public accounting firm, has issued an opinion on the effectiveness of the Group's internal control over financial reporting as of December 31, 2007, which is included on page F-4 of the Group's Form 20-F.

/s/ MICHEL DEMARÉ Chief Executive Officer and Chief Financial Officer

Zurich, March 7, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of ABB Ltd:

        We have audited the accompanying consolidated balance sheets of ABB Ltd as of December 31, 2007 and 2006, and the related consolidated income statements, statements of cash flows, and statements of changes in stockholders' equity for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ABB Ltd at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

        As discussed in Note 2 to the consolidated financial statements in 2007, effective January 1, 2007, the Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109". As also discussed in Note 2 to the consolidated financial statements, in 2006 effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment", and effective December 31, 2006, the company adopted Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans-an amendment of FASB Statements No. 87, 88, 106, and 132(R)."

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ABB Ltd's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 7, 2008, expressed an unqualified opinion thereon.

/s/ Ernst & Young AG

Zurich, Switzerland
March 7, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of ABB Ltd:

        We have audited ABB Ltd's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). ABB Ltd's Board of Directors and management are responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of management on internal control over financial reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        In our opinion, ABB Ltd maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2007 consolidated financial statements of ABB Ltd and our report dated March 7, 2008, expressed an unqualified opinion thereon.

/s/ Ernst & Young AG

Zurich, Switzerland
March 7, 2008

ABB Ltd

Consolidated Income Statements

for the years ended December 31, 2007, 2006 and 2005

	Year ended December 31,
	2007	2006	2005
	($ in millions, except per share data)
Sales of products	$24,816	$19,503	$17,622
Sales of services	4,367	3,778	3,342

Total revenues	29,183	23,281	20,964
Cost of products	(17,292)	(13,967)	(13,205)
Cost of services	(2,923)	(2,570)	(2,305)

Total cost of sales	(20,215)	(16,537)	(15,510)

Gross profit	8,968	6,744	5,454
Selling, general and administrative expenses	(4,975)	(4,326)	(3,780)
Other income (expense), net	30	139	37

Earnings before interest and taxes	4,023	2,557	1,711
Interest and dividend income	273	147	153
Interest and other finance expense	(286)	(307)	(407)

Income from continuing operations before taxes, minority interest and cumulative effect of accounting change	4,010	2,397	1,457
Provision for taxes	(595)	(686)	(464)
Minority interest	(244)	(179)	(126)

Income from continuing operations before cumulative effect of accounting change	3,171	1,532	867
Income (loss) from discontinued operations, net of tax	586	(142)	(127)

Income before cumulative effect of accounting change	3,757	1,390	740
Cumulative effect of accounting change, net of tax	—	—	(5)

Net income	$3,757	$1,390	$735

Basic earnings (loss) per share
Income from continuing operations before cumulative effect of accounting change	$1.40	$0.72	$0.43
Income (loss) from discontinued operations, net of tax	0.26	(0.07)	(0.07)
Cumulative effect of accounting change, net of tax	—	—	0.00
Net income	$1.66	$0.65	$0.36
Diluted earnings (loss) per share
Income from continuing operations before cumulative effect of accounting change	$1.38	$0.69	$0.42
Income (loss) from discontinued operations, net of tax	0.25	(0.06)	(0.06)
Cumulative effect of accounting change, net of tax	—	—	0.00
Net income	$1.63	$0.63	$0.36

See accompanying Notes to the Consolidated Financial Statements

ABB Ltd

Consolidated Balance Sheets

at December 31, 2007 and 2006

	2007	2006
	($ in millions, except share data)
Cash and equivalents	$4,650	$4,198
Marketable securities and short-term investments	3,460	528
Receivables, net	8,582	6,566
Inventories, net	4,863	3,807
Prepaid expenses	307	247
Deferred taxes	783	572
Other current assets	368	240
Assets held for sale and in discontinued operations	132	1,397

Total current assets	23,145	17,555
Financing receivables, net	487	539
Property, plant and equipment, net	3,246	2,793
Goodwill	2,421	2,369
Other intangible assets, net	270	286
Prepaid pension and other employee benefits	380	373
Investments in equity method companies	63	545
Deferred taxes	862	507
Other non-current assets	127	175

Total assets	$31,001	$25,142

Accounts payable, trade	$4,167	$3,279
Billings in excess of sales	829	394
Accounts payable, other	1,289	1,172
Short-term debt and current maturities of long-term debt	536	122
Advances from customers	2,045	1,490
Deferred taxes	371	226
Provisions and other	3,342	2,864
Accrued expenses	1,737	1,513
Asbestos obligations	101	150
Liabilities held for sale and in discontinued operations	62	1,275

Total current liabilities	14,479	12,485
Long-term debt	2,138	3,160
Pension and other employee benefits	631	809
Deferred taxes	407	763
Asbestos obligations	—	282
Other liabilities	1,797	1,154

Total liabilities	19,452	18,653
Minority interest	592	451
Stockholders' equity:
Capital stock and additional paid-in capital (2,570,314,947 and 2,370,314,947 authorized shares at December 31, 2007 and 2006, respectively)	5,634	4,514
Retained earnings	6,955	3,647
Accumulated other comprehensive loss	(1,330)	(2,019)
Less: Treasury stock, at cost (18,725,475 and 8,782,721 shares at December 31, 2007 and 2006, respectively)	(302)	(104)

Total stockholders' equity	10,957	6,038

Total liabilities and stockholders' equity	$31,001	$25,142

See accompanying Notes to the Consolidated Financial Statements

ABB Ltd

Consolidated Statements of Cash Flows

for the years ended December 31, 2007, 2006 and 2005

	2007	2006	2005
	($ in millions)
Operating activities:
Net income	$3,757	$1,390	$735
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	602	570	597
Provisions, net	(362)	243	466
Pension and postretirement benefits	(61)	(4)	(62)
Deferred taxes	(351)	113	38
Net gain from sale of property, plant and equipment	(46)	(76)	(44)
Income from equity accounted companies	(55)	(95)	(109)
Minority interest	246	179	131
Loss (gain) on sale of discontinued operations	(541)	—	16
Other	132	190	159
Changes in operating assets and liabilities:
Trade receivables	(1,112)	(594)	(892)
Inventories	(551)	(512)	(328)
Trade payables	530	256	(42)
Billings in excess of sales	374	132	68
Advances from customers	411	461	161
Other assets and liabilities, net	81	(314)	118

Net cash provided by operating activities	3,054	1,939	1,012
Investing activities:
Changes in financing receivables	56	67	229
Purchases of marketable securities (other than trading) and short-term investments	(10,115)	(4,743)	(1,915)
Purchases of property, plant and equipment and intangible assets	(756)	(536)	(456)
Acquisitions of businesses (net of cash acquired)	(54)	(3)	(27)
Proceeds from sales of marketable securities (other than trading) and short-term investments	7,361	4,366	1,833
Proceeds from sales of property, plant and equipment	75	128	117
Proceeds from sales of businesses and equity accounted companies (net of cash disposed)	1,142	27	(97)

Net cash used in investing activities	(2,291)	(694)	(316)
Financing activities:
Net changes in debt with maturities of 90 days or less	(19)	(26)	(9)
Increases in debt	210	151	155
Repayment of debt	(247)	(189)	(978)
Issuance of shares	241	47	35
Purchase of treasury shares	(199)	—	—
Dividends paid	(449)	(203)	—
Dividends paid to minority shareholders	(117)	(94)	(74)
Payments made upon induced bond conversion	—	(72)	—
Payments made upon bond exchange	—	(111)	—
Other	(45)	105	(25)

Net cash used in financing activities	(625)	(392)	(896)
Effects of exchange rate changes on cash and equivalents	275	184	(259)
Adjustment for the net change in cash and equivalents in assets held for sale and in discontinued operations	39	25	37

Net change in cash and equivalents—continuing operations	452	1,062	(422)
Cash and equivalents beginning of period	4,198	3,136	3,558

Cash and equivalents end of period	$4,650	$4,198	$3,136

Supplementary disclosure of cash flow information
Interest paid	$246	$274	$332
Taxes paid	$780	$594	$325
Carrying value of debt and accrued interest converted into capital stock	$843	$953	$—

See accompanying Notes to the Consolidated Financial Statements

ABB Ltd

Consolidated Statements of Changes in Stockholders' Equity

For the years ended December 31, 2007, 2006 and 2005

			Accumulated other comprehensive loss
	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gain (loss) on available-for-sale securities	Pension and other post retirement plan adjustments	Unrealized gain on cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total stockholders' equity
	($ in millions)
Balance at January 1, 2005	$3,083	$1,725	$(1,708)	$12	$(206)	$56	$(1,846)	$(138)	$2,824
Comprehensive income:
Net income		735							735
Foreign currency translation adjustments			(52)				(52)		(52)
Accumulated foreign currency translation adjustments allocated to divestments of businesses			4				4		4
Effect of change in fair value of available-for-sale securities (net of tax of $2)				(11)			(11)		(11)
Minimum pension liability adjustments (net of tax of ($18))					(8)		(8)		(8)
Change in derivatives qualifying as cash flow hedges (net of tax of $24)						(49)	(49)		(49)

Total comprehensive income									619
Issuance of shares	35								35
Share-based payment arrangements	4								4
Treasury share transactions	(1)							2	1

Balance at December 31, 2005	$3,121	$2,460	$(1,756)	$1	$(214)	$7	$(1,962)	$(136)	$3,483
Comprehensive income:
Net income		1,390							1,390
Foreign currency translation adjustments			294				294		294
Effect of change in fair value of available-for-sale securities (net of tax of ($1))				(3)			(3)		(3)
Minimum pension liability adjustments (net of tax of ($15))					11		11		11
Change in derivatives qualifying as cash flow hedges (net of tax of ($21))						67	67		67

Total comprehensive income									1,759
Adjustment upon adoption of SFAS 158 (net of tax of $6)					(426)		(426)		(426)
Treasury share transactions	(1)							1	—
Shares issued to Asbestos PI Trust (CE Settlement Shares)	407								407
Dividends paid		(203)							(203)
Conversion of convertible bonds	903							25	928
Issuance of shares	47								47
Share-based payment arrangements	21							6	27
Call options	16								16

Balance at December 31, 2006	$4,514	$3,647	$(1,462)	$(2)	$(629)	$74	$(2,019)	$(104)	$6,038
Comprehensive income:
Net income		3,757							3,757
Foreign currency translation adjustments			505				505		505
Accumulated foreign currency translation adjustments allocated to divestments of businesses			51				51		51
Effect of change in fair value of available-for-sale securities (net of tax of $0)				9			9		9
Unrecognized income related to pensions and other post retirement plans (net of tax of ($5))					59		59		59
Adjustments related to pensions and other post retirement plans allocated to divestments of businesses (net of tax of $0)					84		84		84
Change in derivatives qualifying as cash flow hedges (net of tax of $4)						(19)	(19)		(19)

Total comprehensive income									4,446
Treasury share transactions	(1)							(198)	(199)
Dividends paid		(449)							(449)
Conversion of convertible bonds	830								830
Issuance of shares	241								241
Share-based payment arrangements	45								45
Call options	5								5

Balance at December 31, 2007	$5,634	$6,955	$(906)	$7	$(486)	$55	$(1,330)	$(302)	$10,957

        See accompanying Notes to the Consolidated Financial Statements.

Note 1 The Company

        ABB Ltd and its subsidiaries (collectively, the Company) together form a leading global company specializing in power and automation technologies that improve the performance of utility and industry customers, while lowering environmental impact. The Company works with customers to engineer and install networks, facilities and plants with particular emphasis on enhancing efficiency, reliability and productivity for customers who generate, convert, transmit, distribute and consume energy.

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

Scope of consolidation

        The Consolidated Financial Statements include the accounts of ABB Ltd and companies which are directly or indirectly controlled. Additionally, the Company consolidates variable interest entities (VIEs) for which it is deemed to be the primary beneficiary. Intercompany accounts and transactions have been eliminated. Investments in joint ventures and affiliated companies in which the Company has the ability to exercise significant influence over operating and financial policies (generally through direct or indirect ownership of 20 percent to 50 percent of the voting rights), are recorded in the Consolidated Financial Statements using the equity method of accounting.

Reclassifications

        Amounts reported for prior years in the Consolidated Financial Statements and Notes have been reclassified to conform to the current year's presentation, primarily related to the application of Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144), in reflecting assets and liabilities held for sale and in discontinued operations.

Operating cycle

        A portion of the Company's operating cycle, including long-term construction activities, exceeds one year. For classification of current assets and liabilities related to these types of construction activities, the Company elected to use the duration of the contracts as its operating cycle.

Use of estimates

        The preparation of financial statements in conformity with U.S. GAAP requires management to make assumptions and estimates that directly affect the amounts reported in the Consolidated Financial Statements. Significant estimates for which changes in the near term are considered reasonably possible and that may have a material impact on the financial statements are addressed in the Notes to these Consolidated Financial Statements.

Note 2 Significant accounting policies (Continued)

Cash and equivalents

        Cash and equivalents include highly liquid investments with maturities of three months or less at the date of acquisition.

Marketable securities and short-term investments

        All current debt and equity securities are classified as "available-for-sale" at the time of purchase and are reported at fair value. Unrealized gains and losses on available-for-sale securities are excluded from the determination of earnings and are instead recognized in the accumulated other comprehensive loss component of stockholders' equity, net of tax, (accumulated other comprehensive income) until realized. Realized gains and losses on available-for-sale securities are computed based upon the historical cost of these securities using the specific identification method.

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

Accounts receivable and allowance for doubtful accounts

        Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write-off experience and customer economic data. The Company reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectibility. Account balances are charged off against the allowance when the Company believes that the amount will not be recovered.

Concentrations of credit risk

        The Company sells a broad range of products, systems and services to a wide range of industrial, commercial and utility customers as well as various government agencies throughout the world. Concentrations of credit risk with respect to trade receivables are limited, as the Company's customer base is comprised of a large number of individual customers. Ongoing credit evaluations of customers' financial positions are performed and generally, no collateral is required. The Company maintains reserves for potential credit losses. Such losses, in the aggregate, are in line with the Company's expectations.

        It is the Company's policy to invest cash in deposits with banks throughout the world with certain minimum credit ratings and in high quality, low risk, liquid investments. The Company actively manages its credit risk by routinely reviewing the creditworthiness of the banks and the investments held, as well as maintaining such investments in time deposits or other liquid investments. The Company has not incurred significant credit losses related to such investments.

        The Company's exposure to credit risk on derivative financial instruments is the risk that the counterparty will fail to meet its obligations. To reduce this risk, the Company has credit policies that require the establishment and periodic review of credit limits for individual counterparties. In addition, the Company has entered into close-out netting agreements with most counterparties. Close-out netting

Note 2 Significant accounting policies (Continued)

agreements provide for the termination, valuation and net settlement of some or all outstanding transactions between two counterparties on the occurrence of one or more pre-defined trigger events.

Revenue recognition

        The Company generally recognizes revenues when persuasive evidence of an arrangement exists, the price is fixed or determinable, collectibility is reasonably assured and upon transfer of title, including the risks and rewards of ownership to the customer, or upon the rendering of services.

        Revenues under long-term contracts are recognized using the percentage-of-completion method of accounting pursuant to Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts (SOP 81-1). The Company principally uses the cost-to-cost or delivery events method to measure progress towards completion on contracts. Management determines the method used by type of contract based on its judgment as to which method best measures progress towards completion on contracts. Short-term construction-type contracts or long-term contracts for which reasonably dependable estimates cannot be made or for which inherent hazards make estimates doubtful are accounted for under the completed-contract method as required by SOP 81-1. Revenues under the completed-contract method are recognized upon substantial completion that is acceptance by the customer, compliance with performance specifications demonstrated in a factory acceptance test or similar event.

        Revenues from service transactions are recognized as services are performed. For long-term service contracts, revenues are recognized on a straight-line basis over the term of the contract or, if the performance pattern is other than straight-line, as the services are provided. Service revenues reflect revenues earned from the Company's activities involved in providing services to customers primarily subsequent to the sale and delivery of a product or complete system; such revenues consist principally of maintenance-type contracts.

        In accordance with Emerging Issues Task Force (EITF) No. 00-21, Revenue Arrangements with Multiple Deliverables (EITF 00-21), when multiple elements such as products and services are contained in a single arrangement or in related arrangements with the same customer, the Company allocates revenues to each element based on its relative fair value or according to the residual method should no evidence for the fair value of the delivered item be available, provided that such element meets the criteria for treatment as a separate unit of accounting.

        Revenues from contracts that contain customer acceptance provisions are deferred until customer acceptance occurs, or the Company has demonstrated the customer-specified objective criteria, or the contractual acceptance period has lapsed.

        In accordance with EITF No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (that is, Gross Versus Net Presentation) (EITF 06-3), taxes assessed by a governmental authority that are directly imposed on revenue-producing transactions between a seller and a customer, such as sales, use, value-added and some excise taxes are presented on a net basis (excluded from revenues).

Product-related expenses and contract loss provisions

        The Company provides for anticipated costs for warranties when it recognizes revenues on the related products or contracts. Losses on product and maintenance-type contracts are recognized in the period when they are identified and are based upon the anticipated excess of contract costs over the related contract revenues. Shipping and handling costs are recorded as a component of cost of sales.

Note 2 Significant accounting policies (Continued)

Sales or transfers of receivables

        The Company, in its normal course of business, sells/transfers trade receivables without recourse (see Note 7) directly to banks and/or pursuant to factoring or similar type arrangements. The Company accounts for such sales/transfers of trade receivables in accordance with Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (SFAS 140). SFAS 140 requires an entity to derecognize financial assets when control has been surrendered, as evaluated in accordance with the criteria provided in SFAS 140. Sales or transfers that do not meet the requirements of SFAS 140 are accounted for as secured borrowings.

Inventories

        Inventories are stated at the lower of cost (determined using either the first-in, first-out or the weighted-average cost method) or market. Inventoried costs are stated at acquisition cost or actual production cost, including direct material and labor and applicable manufacturing overheads, reduced by amounts recognized in cost of sales. For inventory relating to long-term contracts, inventoried costs include amounts relating to contracts with long production cycles, a portion of which is not expected to be realized within one year.

Impairment of long-lived assets and accounting for discontinued operations

        Long-lived assets that are "held and used" are assessed for impairment when events or circumstances indicate that the carrying amount of the asset may not be recoverable. If the asset's net carrying value exceeds the asset's net undiscounted cash flows expected to be generated over its remaining useful life including net proceeds expected from disposition of the asset, if any, the carrying amount of the asset is reduced to its estimated fair value, pursuant to the measurement criteria of SFAS 144. Estimated fair value is determined based on discounted cash flows or appraised values depending on the nature of the assets.

        In accordance with SFAS 144, the Company includes in assets and liabilities held for sale and in discontinued operations the assets and liabilities that meet certain criteria with respect to the Company's plans for their sale or abandonment. Depreciation and amortization cease when the assets meet the criteria to be classified as held for sale. Results from discontinued operations are recognized in the period in which they occur. Assets and liabilities classified as held for sale are measured at the lower of carrying amount or fair value less cost to sell. Assets and liabilities related to sold operations that are retained are recorded in continuing assets and liabilities; future adjustments of such balances are recorded through income (loss) from discontinued operations in the Consolidated Income Statements. In the Consolidated Statements of Cash Flows, the amounts related to businesses with assets and liabilities held for sale and in discontinued operations are not segregated, as permitted by Statement of Financial Accounting Standards No. 95, Statement of Cash Flows.

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

Note 2 Significant accounting policies (Continued)

        The cost of acquired intangible assets is amortized on a straight-line basis over their estimated useful lives, typically ranging from 3 to 10 years. Intangible assets are tested for impairment in accordance with SFAS 144, upon the occurrence of certain triggering events.

Capitalized software costs

        Capitalized costs of software for internal use are accounted for in accordance with Statement of Position No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, and are amortized on a straight-line basis over the estimated useful life of the software, typically ranging from 3 to 5 years. Capitalized costs of a software product to be sold are accounted for in accordance with Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed, and are amortized on a straight-line basis over the estimated life of the product. The Company periodically performs an evaluation to determine that the unamortized cost of software to be sold does not exceed the net realizable value. The Company expenses costs incurred prior to technological feasibility, and thereafter capitalizes costs incurred in developing or obtaining software for internal use and for software products to be sold.

Property, plant and equipment

        Property, plant and equipment is stated at cost, less accumulated depreciation, and is depreciated using the straight-line method. The estimated useful lives of the assets are generally as follows:

Factories and office buildings:	30 to 40 years
Other facilities:	15 years
Machinery and equipment:	3 to 15 years
Furniture and office equipment:	3 to 8 years

Derivative financial instruments and hedging activities

        The Company uses derivative financial instruments to manage interest rate, currency and commodity risk exposures, arising from its global operating, financing and investing activities.

        Due to the global nature of its operations, the Company is exposed to foreign currency exchange risks in the ordinary course of business. The Company's policies require that its industrial entities economically hedge their foreign currency risk exposures from binding contracts denominated in foreign currencies, as well as at least fifty percent of the anticipated foreign currency denominated sales volume of standard products and related foreign currency purchases over the next twelve months.

        The Company accounts for its derivative financial instruments in accordance with Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted (SFAS 133). SFAS 133 requires the Company to recognize all derivatives, other than certain derivatives indexed to the Company's own stock, on the Consolidated Balance Sheets at fair value. Derivatives that are not designated as hedging instruments are reported at fair value through earnings. If the derivatives are designated as a hedge, depending on the nature of the hedge, changes in the fair value of the derivatives will either be offset against the change in fair value of the hedged item through earnings or recognized in accumulated other comprehensive loss until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings consistent with the classification of the hedged item.

        Forward foreign exchange contracts are the primary instrument used to manage foreign exchange risks. Where forward foreign exchange contracts are designated as cash flow hedges under SFAS 133,

Note 2 Significant accounting policies (Continued)

changes in their fair value are recorded in accumulated other comprehensive loss until the hedged item is recognized in earnings. The Company also enters into forward foreign exchange contracts that serve as economic hedges of existing assets and liabilities. These do not qualify for hedge accounting under SFAS 133 and, consequently, changes in their fair value are reported in earnings.

        If an underlying hedged transaction is terminated early, the hedging derivative instrument is treated as if terminated simultaneously, with any gain or loss on termination of the derivative immediately recognized in earnings. Where derivative financial instruments have been designated as hedges of forecasted transactions, and such forecasted transactions become probable of not occurring, hedge accounting is discontinued. Any derivative gain or loss previously included in accumulated other comprehensive loss is reclassified into earnings.

        To reduce its interest rate and currency exposure arising from its borrowing activities, the Company uses interest rate and currency swaps. Where interest rate swaps are designated as fair value hedges, changes in the fair value of the swaps are recognized in earnings, as are the changes in the fair value of the underlying debt attributable to the risks being hedged. Where such interest rate swaps do not qualify for the short cut method as defined under SFAS 133, any ineffectiveness is included in earnings.

        Certain commercial contracts may grant rights to the Company or the counterparties, or contain other provisions that are considered to be derivatives under SFAS 133. Such embedded derivatives are assessed at inception of the contract, and depending on their characteristics, accounted for as separate derivative instruments pursuant to SFAS 133.

Sale-leasebacks

        The Company occasionally enters into transactions accounted for as sale-leasebacks, in which fixed assets, generally real estate and/or equipment, are sold to a third party and then leased for use by the Company. Under certain circumstances, the necessary criteria to recognize a sale of the assets may not occur, and the transaction is reflected as a financing transaction, with the proceeds received from the transaction reflected as a borrowing or deposit liability. When the necessary criteria have been met to recognize a sale, gains or losses on the sale of the assets are generally deferred and amortized over the term of the transaction, except in certain limited instances when a portion of the gain or loss may be recognized. The lease of the assets is accounted for as either an operating lease or a capital lease, depending upon its specific terms, as required by Statement of Financial Accounting Standards No. 13, Accounting for Leases.

Translation of foreign currencies and foreign exchange transactions

        The functional currency for most of the Company's operations is the applicable local currency. The translation from the applicable functional currencies into the Company's reporting currency is performed for balance sheet accounts using exchange rates in effect at the balance sheet date, and for income statement accounts using average exchange rates prevailing during the year. The resulting translation adjustments are excluded from the determination of earnings and are recognized in accumulated other comprehensive loss until the entity is sold, substantially liquidated or evaluated for impairment in anticipation of disposal.

        Foreign currency exchange gains and losses, such as those resulting from foreign currency denominated receivables or payables, are included in the determination of earnings, except as they relate to intercompany loans that are equity-like in nature with no reasonable expectation of repayment, which are recognized in accumulated other comprehensive loss.

Note 2 Significant accounting policies (Continued)

Taxes

        The Company uses the asset and liability method to account for deferred taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. For financial statement purposes, the Company records a deferred tax asset when it determines that it is more likely than not that the deduction will be sustained based upon the deduction's technical merit. A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized.

        Generally, deferred taxes are not provided on the unremitted earnings of subsidiaries to the extent it is expected that these earnings are permanently reinvested in accordance with Accounting Principles Board Opinion No. 23, Accounting for Income Taxes—Special Areas (APB 23). Such earnings may become taxable upon the sale or liquidation of these subsidiaries or upon the remittance of dividends. Deferred taxes are provided in situations where the Company's subsidiaries plan to make future dividend distributions.

        The Company operates in numerous tax jurisdictions and, as a result, is regularly subject to audit by tax authorities. The Company provides for tax contingencies on the basis of their technical merits, including relative tax law and Organisation for Economic Co-operation and Development (OECD) guidelines, as well as on items relating to potential audits by tax authorities based upon its best estimate of the facts and circumstances as of each reporting period. Changes in the facts and circumstances could result in a material change to the tax accruals. The Company provides for contingencies whenever it is deemed more likely than not that a tax asset has been impaired or a tax liability has been incurred for events such as tax claims or changes in tax laws.

        In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 requires applying a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50 percent likely of being realized upon ultimate settlement. The Company adopted FIN 48 effective January 1, 2007.

        The adoption of FIN 48 as of January 1, 2007, led to the reclassification of certain income tax-related liabilities in the Consolidated Balance Sheet, a decrease of approximately $340 million in the opening balance of deferred taxes—non-current liabilities, a decrease of approximately $100 million in the opening balance of provisions and other—current liabilities, a decrease of approximately $30 million in the opening balance of accrued expenses—current liabilities and an increase of approximately $470 million in the opening balance of other liabilities—non-current liabilities. The adjustment to opening retained earnings was immaterial. As required by FIN 48, prior periods have not been restated.

        Expense related to tax penalties is classified in the Consolidated Financial Statements as provision for tax. Interest is classified in the Consolidated Financial Statements as interest and other finance expense.

Note 2 Significant accounting policies (Continued)

Research and development

        Research and development expense included in selling, general and administrative expenses was $871 million, $758 million and $668 million in 2007, 2006 and 2005, respectively.

Earnings per share

        Basic earnings (loss) per share is calculated by dividing income (loss) by the weighted-average number of shares outstanding during the year. Diluted earnings (loss) per share is calculated by dividing income (loss) by the weighted-average number of shares outstanding during the year, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise: outstanding written call options, outstanding options and shares granted subject to market and/or vesting conditions under the Company's share-based payment arrangements and, prior to September 2007, shares issuable in relation to outstanding convertible bonds. See further discussion related to earnings per share in Note 22 and further discussion of the potentially dilutive securities in Notes 13 and 20.

Share-based payment arrangements

        The Company has various share-based payment arrangements, which are described more fully in Note 20. Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (SFAS 123R), using the modified- prospective transition method. SFAS 123R requires employee equity awards to be accounted for under the fair value method. Accordingly, share-based compensation is measured at the grant date, based on the fair value of the award. Prior to January 1, 2006, the Company accounted for these plans in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related Interpretations, as permitted by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123). In connection with cash-settled warrant appreciation rights granted under the management incentive plan (MIP) and the conditionally granted shares awarded under the long-term incentive plan (LTIP), compensation cost was recognized in the Consolidated Income Statement in 2005 in accordance with APB 25. No stock-based compensation was recognized prior to January 1, 2006, for the warrants issued under the MIP and the stock options granted by the Company under the employee share acquisition plan (ESAP), as all warrants or options granted under these plans had exercise prices equal to, or greater than, the market value of the underlying shares on the date of grant.

Asset retirement obligations

        The Company may have a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Company. In 2005, the Company recognized the cumulative effect of an accounting change of $5 million, net of tax, in the Consolidated Income Statements as a result of the adoption of the Financial Accounting Standards Board Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143 (FIN 47). In accordance with FIN 47, the Company recognizes a liability for the fair value of a conditional asset retirement obligation when the fair value of the liability can be reasonably estimated.

Note 2 Significant accounting policies (Continued)

Pensions and other post retirement benefits

        The Company recognizes an asset for a plan's overfunded status or a liability for a plan's underfunded status in its Consolidated Balance Sheets in accordance with Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R) (SFAS 158). Additionally, the Company measures a plan's assets and obligations that determine its funded status as of the end of the year, and recognizes the changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Those changes are reported in accumulated other comprehensive loss and as a separate component of stockholders' equity. The Company adopted SFAS 158 in 2006. See Note 19 for further discussion of SFAS 158 and the Company's employee benefit plans.

New accounting pronouncements

        In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value and enhances fair value measurement disclosure. SFAS 157 does not require any new fair value measurements and eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 provides a single definition for fair value that is to be applied consistently for all accounting applications (excluding requirements of other standards), and also generally describes and prioritizes according to reliability the methods and inputs used in valuations. In February 2008, the Financial Accounting Standards Board issued Staff Position (FSP) No. 157-b, Effective Date of FASB Statement No. 157 (FSP 157-b). FSP 157-b delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the Consolidated Financial Statements on a recurring basis (at least annually) until the beginning of the first quarter of 2009. The Company is currently evaluating the impact of adopting SFAS 157 on its fair value measurements with respect to those nonfinancial assets and nonfinancial liabilities that are subject to delayed application under FSP 157-b. With respect to fair value measurement of financial instruments, the adoption of SFAS 157 is not expected to have a significant impact on the Company's Consolidated Financial Statements. However, the resulting fair values calculated under SFAS 157 after adoption may be different than the fair values that would have been calculated under previous guidance.

        In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115 (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is expected to expand the use of fair value measurement. SFAS 159 is effective for the Company as of the beginning of the first quarter of 2008. The Company will consider the adoption of SFAS 159 for new financial transactions entered into after December 31, 2007.

        In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 (SFAS 160) and revised Statement of Financial Accounting Standards No. 141, Business Combinations (SFAS 141R). The statements require most assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at full fair

Note 2 Significant accounting policies (Continued)

value and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both statements are effective for the Company in 2009, and earlier adoption is prohibited. The Company will apply SFAS 141R to business combinations occurring after the effective date. SFAS 160 will be applied prospectively, with the exception of the presentation and disclosure requirements which will be made on a retrospective basis, to all noncontrolling interests. After adoption, noncontrolling interests of $592 million and $451 million in 2007 and 2006, respectively, will be classified as a part of stockholders' equity. Income attributable to noncontrolling interests of $244 million and $179 million in 2007 and 2006, respectively, will be excluded from net income, although such income will continue to be deducted to calculate earnings per share. Purchases and sales of noncontrolling interests will be reported in equity.

Note 3 Acquisitions, divestments and discontinued operations

Acquisitions

        During 2007, 2006 and 2005, the Company invested $54 million, $3 million, and $27 million, in 14, 11, and 22, new businesses, joint ventures or affiliated companies, respectively. Acquisitions have been accounted for under the purchase method and have been included in the Company's Consolidated Financial Statements since the date of acquisition. The aggregate excess of the purchase price over the fair value of net assets acquired totaled $23 million, $2 million and $6 million in 2007, 2006 and 2005, respectively, and was recorded as goodwill. The Company has not presented the pro forma results of operations of the acquired businesses as the results are not material to the Consolidated Financial Statements.

Divestments

        In addition to the sold businesses described under discontinued operations below, the Company has divested businesses and investments not considered by management to be aligned with its focus on power and automation technologies as described in Note 1. Since these divestments did not meet the requirements of SFAS 144, the results of operations of these divested businesses are included in the Company's Consolidated Income Statements in the respective line items of income from continuing operations, through the date of divestment.

        In May 2007, the Company completed the sale of its 50 percent stake in Jorf Lasfar Energy Company S.C.A. (Jorf Lasfar), a power plant based in Morocco, and its 50 percent stake in S.T.CMS Electric Company Private Limited (Neyveli), a power plant in India, to Taqa, the Abu Dhabi National Energy Company. The Company's share of the pre-tax earnings of Jorf Lasfar was $21 million, $67 million and $62 million for the years ended December 31, 2007, 2006 and 2005, respectively. The Company's share of the pre-tax earnings of Neyveli for the years ended December 31, 2007, 2006 and 2005 was $4 million, $9 million and $23 million, respectively. The transaction resulted in a gain of approximately $38 million, which is included in continuing operations.

        During 2007, 2006 and 2005, the Company sold several operating units and investments, excluding the divestments disclosed above or below in discontinued operations, for total proceeds of $27 million, $9 million and $24 million, respectively, and recognized net gains on disposal of $11 million, $3 million and $20 million, respectively, which are included in other income (expense), net. Revenues and income from these businesses and investments were not significant in 2007, 2006 or 2005.

Note 3 Acquisitions, divestments and discontinued operations (Continued)

Discontinued operations

        The Company's Consolidated Financial Statements for all periods presented were impacted by activities relating to the divestitures of a number of businesses. The following planned or completed disposals met the SFAS 144 criteria for presentation as held for sale and/or discontinued operations in the reporting periods.

  Transformer business in South Africa

        During the third quarter of 2007, the Company reclassified its transformer business in South Africa to discontinued operations based on an agreement to sell its 50 percent stake in the shares of ABB Powertech Transformers, located in South Africa, to Powertech, a wholly-owned subsidiary of the Altron Group. This business was part of the Company's Power Products division prior to being reclassified to discontinued operations. ABB Powertech Transformers is currently jointly owned in equal portions by ABB Ltd and Powertech. The transformer business in South Africa had revenues of $167 million, $146 million and $118 million for the years ended December 31, 2007, 2006 and 2005, respectively. Income for 2007, 2006 and 2005 was $15 million, $16 million and $9 million, respectively, recorded in income (loss) from discontinued operations, net of tax.

  Downstream oil and gas business

        During the first quarter of 2007, the Company reclassified its downstream oil and gas business, Lummus Global (Lummus), to discontinued operations based on management's decision to sell that business. This business was part of Non-core and Other prior to being reclassified to discontinued operations. In November 2007, the Company completed the sale of Lummus to Chicago Bridge & Iron (CB&I) and received net cash proceeds of approximately $810 million. The sale triggered an accelerated payment of $204 million by the Company to the CE Asbestos PI Trust, a trust set up to cover asbestos liabilities of Combustion Engineering. The payment to the trust was executed on November 14, 2007. The Company retains certain liabilities including for potential fines and penalties connected with suspect payments made prior to completion of the sale (see Note 16).

        The Lummus business had revenues of $985 million and $929 million for the years ended December 31, 2006 and 2005, respectively. Income recorded for 2006 and 2005 was $9 million and $36 million, respectively, recorded in income (loss) from discontinued operations, net of tax. Up to the divestment date in 2007, the Lummus business had revenues of $870 million and income of $9 million, recorded in income (loss) from discontinued operations, net of tax. In addition, the Company had a gain on the sale of Lummus of $530 million, recorded in income (loss) from discontinued operations, net of tax.

  Building Systems business in Germany

        In April 2007, the Company completed the sale of its Building Systems business in Germany. This business was part of Non-core and Other prior to being reclassified to discontinued operations. The purchaser of this business was the WISAG Group, located in Germany. The business had revenues of $286 million and $354 million for the years ended December 31, 2006, and 2005, respectively. Losses for 2006 and 2005 were $65 million and $20 million, respectively, recorded in income (loss) from discontinued operations, net of tax. Of the loss reported for 2006, $67 million was an impairment charge based upon the proceeds which were expected from the sale of the business. Up to the

Note 3 Acquisitions, divestments and discontinued operations (Continued)

divestment date in 2007, the business had revenues of $47 million and a loss of $2 million, recorded in income (loss) from discontinued operations, net of tax.

  Power Lines business

        In February 2007, the Company sold its Power Lines businesses in Brazil and Mexico for a sales price of $20 million and no gain or loss. These businesses had revenues of $80 million and $84 million and income (loss) of ($4) million and $3 million for the years ended December 31, 2006 and 2005, respectively, which was recorded in income (loss) from discontinued operations, net of tax. Up to the divestment date in 2007, these businesses had revenues of $39 million and a loss of $3 million, recorded in income (loss) from discontinued operations, net of tax.

        In 2006, the Company disposed of its Power Lines businesses in Venezuela and South Africa. These businesses had revenues of $8 million and $18 million and income (loss) of ($1) million and $0 million for the years ended December 31, 2006 and 2005, respectively, recorded in income (loss) from discontinued operations, net of tax.

        In 2005, the Company completed the sale of its Power Lines businesses in Germany, Italy and Nigeria. Up to the divestment date in 2005, these businesses recorded revenues of $27 million and a loss of $12 million in income (loss) from discontinued operations, net of tax.

        All Power Lines businesses were part of the Company's Power Systems division prior to being reclassified to discontinued operations.

  Cable business

        In 2006, the Company sold its cable business in Ireland to Longford Cable Ltd, based in the United Kingdom. This business was part of the Company's Power Products division prior to being reclassified to discontinued operations. The business had revenues of $76 million and a loss of $15 million, recorded in income (loss) from discontinued operations, net of tax, for the year ended December 31, 2005. Up to the divestment date in 2006, the business recorded revenues of $95 million and a loss of $48 million in income (loss) from discontinued operations, net of tax. The majority of the loss recorded in 2006 related to the sale of the business.

  Foundry business

        In 2005, the Company completed the sale of its Foundry business. This business was part of the Company's Process Automation division prior to being reclassified to discontinued operations. The Foundry business had revenues of $41 million and a loss of $1 million in 2005, recorded in income (loss) from discontinued operations, net of tax.

  Control Valves business

        In 2005, the Company sold its Control Valves business in Japan. This business was part of the Company's Power Products division prior to being reclassified to discontinued operations. The Control Valves business had revenues of $26 million and income of $15 million in 2005. The income recorded in 2005 includes $14 million related to the gain on sale of the Control Valves business, recorded in income (loss) from discontinued operations, net of tax.

Note 3 Acquisitions, divestments and discontinued operations (Continued)

  Upstream oil and gas business

        In 2006, the Company and the buyer of the upstream oil and gas business entered into an agreement to settle certain items which were disputed by the buyer after the closing of the transaction in 2004. In 2007 and 2006, the Company recorded income in connection with the release of certain provisions, amounting to approximately $21 million and $15 million in income (loss) from discontinued operations, net of tax, related to the divestment.

  Structured Finance business

        In November 2005, the Company completed the sale of its remaining Structured Finance business and divested the Lease Portfolio business in Finland. This business was part of Non-core and Other prior to being reclassified to discontinued operations. With lease and loan financial receivables of approximately $300 million, the Lease Portfolio business was the last remaining major entity of the Structured Finance business. In 2005, the Company recorded a loss of approximately $28 million in income (loss) from discontinued operations, net of tax, principally related to the loss on sale of the business.

  Other

        In addition, the Company has also reflected certain other operations as held for sale and in discontinued operations, as appropriate.

        Income (loss) from discontinued operations, net of tax, also includes costs related to the Company's asbestos obligations of approximately $0 million, $70 million and $133 million in 2007, 2006, and 2005, respectively (see Note 16).

        Operating results of the held for sale and discontinued operations are summarized as follows:

	Year ended December 31,
	2007	2006	2005
Revenues	$1,123	$1,602	$1,677
Costs and expenses, finance loss	(1,047)	(1,668)	(1,775)

Operating income (loss) before taxes	76	(66)	(98)
Tax (expense) benefit	(20)	7	(13)

Operating income (loss) from discontinued operations	56	(59)	(111)
Gain (loss) from dispositions, net of tax	530	(83)	(16)

Income (loss) from discontinued operations, net of tax	$586	$(142)	$(127)

Note 3 Acquisitions, divestments and discontinued operations (Continued)

        The major components of assets and liabilities held for sale and in discontinued operations in the Company's Consolidated Balance Sheets are summarized as follows:

	December 31,
	2007	2006
Cash and equivalents, Marketable securities and short-term investments	$26	$65
Receivables, net	37	820
Inventories, net	56	115
Prepaid expenses and Other assets	2	43
Property, plant and equipment	11	25
Goodwill and Other intangible assets, net	—	236
Prepaid pension and other employee benefits	—	2
Investments in equity method companies	—	91

Assets held for sale and in discontinued operations	$132	$1,397

Accounts payable	$18	$368
Short-term debt and current maturities of long-term debt	—	5
Advances from customers	25	53
Provisions and other	14	157
Accrued expenses	4	457
Pensions and other employee benefits	—	195
Other liabilities, non-current	1	40

Liabilities held for sale and in discontinued operations	$62	$1,275

        As of December 31, 2006, assets and liabilities held for sale and in discontinued operations includes assets and liabilities of the Lummus business. The sale of Lummus was completed in November 2007.

Note 4 Marketable securities and short-term investments

        Marketable securities and short-term investments consisted of the following:

	December 31,
	2007	2006
Available-for-sale securities	$351	$314
Time deposits	2,889	38
Cash-settled call options serving as hedges of the Company's MIP (see Note 20)	220	176

Total	$3,460	$528

        To hedge its exposure to fluctuations in fair value of the Company's warrant appreciation rights (WARs) issued under the Company's MIP, the Company purchases cash-settled call options, which entitle the Company to receive amounts equivalent to its obligations under the outstanding WARs. In accordance with EITF No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock (EITF 00-19), the cash-settled call options have been recorded as assets measured at fair value with subsequent changes in fair value recorded in accumulated other comprehensive loss and released to earnings to the extent that they offset the

Note 4 Marketable securities and short-term investments (Continued)

change in fair value of the liability for the WARs. Changes in the fair value of the cash-settled call options included in accumulated other comprehensive loss were $36 million and $38 million at December 31, 2007 and 2006, respectively.

        Available-for-sale securities, classified as marketable securities, consisted of the following:

	December 31,
	2007		2006
	Cost	Fair value	Cost	Fair value
Equity securities	$58	$65	$47	$50

Debt securities:
U.S. government obligations	86	88	78	77
European government obligations	20	19	26	25
Corporate	132	132	120	118
Other	48	47	45	44

Total debt securities	286	286	269	264

Total	$344	$351	$316	$314

        At December 31, 2007 and 2006, unrealized gains and losses on available-for-sale securities were not significant. At December 31, 2007, contractual maturities of the above available-for-sale debt securities consisted of the following:

	Cost	Fair value
Less than one year	$22	$21
One to five years	142	142
Six to ten years	84	85
Due after ten years	38	38

Total	$286	$286

        Gross realized gains on available-for-sale securities were $130 million, $96 million and $18 million in 2007, 2006 and 2005, respectively. Gross realized losses on available-for-sale securities were $1 million, $3 million and $34 million in 2007, 2006 and 2005, respectively. Such gains and losses are included in interest and other finance expense.

        Gross unrealized losses of those available-for-sale securities that have been in a continuous unrealized loss position were not significant at December 31, 2007, 2006 and 2005.

        At December 31, 2007 and 2006, the Company pledged $65 million and $58 million, respectively, of marketable securities as collateral for issued letters of credit and other security arrangements.

Note 5 Financial instruments

Cash flow hedges

        The Company enters into forward foreign exchange contracts to manage the foreign exchange risk of its operations. The Company also uses commodity contracts to manage its commodity risks. Where such instruments are designated and qualify as cash flow hedges, the effective portion of the changes in their fair value is recorded in accumulated other comprehensive loss, until the hedged item is recognized in earnings. At such time, the respective amount in accumulated other comprehensive loss is

Note 5 Financial instruments (Continued)

released to earnings and is shown in either revenues or cost of sales consistent with the classification of the earnings impact of the underlying transaction being hedged.

        The amount of derivative financial instrument gains or losses reclassified from accumulated other comprehensive loss to earnings was a net gain of $79 million, $95 million and $27 million in 2007, 2006 and 2005, respectively. Of the $55 million included in accumulated other comprehensive loss at December 31, 2007, $50 million is expected to be reclassified to earnings in 2008 and $5 million is expected to be reclassified to earnings in 2009 through 2011.

Fair value hedges

        To reduce its interest rate and foreign currency exposures arising primarily from its borrowing activities, the Company uses interest rate and cross-currency swaps. Where such instruments are designated as fair value hedges, the changes in fair value of these instruments, as well as the changes in fair value of the underlying liabilities attributable to the risks being hedged, are recorded as offsetting gains and losses in the determination of earnings. The hedge ineffectiveness in 2007, 2006 and 2005, resulted in a gain (loss) of $0 million, $3 million and ($16) million, respectively.

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

        Financing receivables and loans (non-current portion):    Fair values are determined using a discounted cash flow methodology based upon loan rates of similar instruments. The carrying values and estimated fair values of long-term loans granted at December 31, 2007, were $104 million and $102 million, respectively, and at December 31, 2006, were $154 million and $154 million, respectively.

        Long-term debt (non-current portion):    Fair values of public bond issues are based on quoted market prices. The fair values of other debt are based on the present value of future cash flows, discounted at estimated borrowing rates for similar debt instruments, or in the case of private placement bond or note issuances, using the relevant borrowing rates derived from interest rate swap curves. The carrying values and estimated fair values of long-term debt at December 31, 2007, were $2,138 million and $2,300 million, respectively, and at December 31, 2006, were $3,160 million and $4,448 million, respectively.

        Derivative financial instruments:    Fair values are the amounts by which the contracts could be settled. These fair values were estimated by using a discounted cash flow methodology based on available market data, option pricing models or by obtaining quotes from brokers. At December 31, 2007 and 2006, the carrying values equal fair values. Current derivative assets are recorded in other current assets, and non-current derivative assets are recorded in other non-current assets. Current

Note 5 Financial instruments (Continued)

derivative liabilities are recorded in provisions and other and non-current derivative liabilities are recorded in other liabilities. The fair values were:

	December 31,
	2007	2006
Derivative assets, current	$295	$187
Derivative assets, non-current	83	121

Total	$378	$308

Derivative liabilities, current (see Note 14)	$243	$146
Derivative liabilities, non-current (see Note 18)	162	113

Total	$405	$259

Note 6 Receivables, net

        Receivables, net consisted of the following:

	December 31,
	2007	2006
Trade receivables	$6,734	$5,069
Other receivables	602	641
Allowance	(224)	(174)

	7,112	5,536
Unbilled receivables, net:
Costs and estimated profits in excess of billings	3,370	2,025
Advance payments received	(1,900)	(995)
	1,470	1,030

Total	$8,582	$6,566

        Trade receivables include contractual retention amounts billed to customers of $250 million and $158 million at December 31, 2007 and 2006, respectively. Management expects that the majority of related contracts will be completed and substantially all of the billed amounts retained by the customer will be collected within one year of the respective balance sheet date. Other receivables consisted of value added tax, claims, employee and customer-related advances and other non-trade receivables. The 2006 amount of other receivables also includes the retained interests on sold receivables under the Company's securitization program. In 2007, the Company terminated its remaining revolving-period securitization program (see Note 7).

        Costs and estimated profits in excess of billings represent sales earned and recognized under the percentage-of-completion method. Amounts are expected to be collected within one year of the respective balance sheet date.

Note 7 Securitization

        During 2007, the Company terminated its remaining revolving-period securitization program and as of December 31, 2007, no amounts were outstanding. As disclosed in Note 2, the Company accounted for the securitization of trade receivables in accordance with SFAS 140.

Note 7 Securitization (Continued)

        During 2007, 2006 and 2005, the following cash flows were received and paid by the Company, in respect of its securitization programs, to either a qualifying special purpose entity or to a VIE, unrelated to the Company:

	December 31,
	2007	2006	2005
Gross trade receivables sold	$1,265	$2,001	$4,925
Collections made on behalf of purchaser	(1,513)	(2,091)	(5,489)
Discount, liquidity and program fees	(8)	(8)	(18)
Decrease in retained interests	65	80	178
Net cash paid during the year	191	31	404

Receivable as of December 31	$—	$13	$—

        The total expense (representing discount, liquidity and program fees) related to the securitization of trade receivables under revolving-period securitization programs of $8 million, $8 million and $18 million in 2007, 2006 and 2005, respectively, is included in interest and other finance expense.

        In addition, the Company transfers receivables outside of the above described securitization program. These transfers were sales, made without recourse, directly to banks and/or sales pursuant to factoring or similar type arrangements. Total sold receivables included in these transactions during 2007, 2006 and 2005, were approximately $378 million, $538 million and $530 million, respectively, of which sales of $5 million in 2006 only, related to assets held for sale and in discontinued operations. During each of 2007, 2006 and 2005, the related costs, including the associated gains and losses, were $5 million, which is included in interest and other finance expense.

Note 8 Inventories, net

        Inventories, net, consisted of the following:

	December 31,
	2007	2006
Raw materials	$1,879	$1,469
Work in process	2,240	1,770
Finished goods	981	720
Advances to suppliers	240	208

	5,340	4,167
Advance payments received	(477)	(360)

Total	$4,863	$3,807

        Work in process contains inventoried costs relating to long-term contracts of $356 million in 2007 and $395 million in 2006.

Note 9 Financing receivables, net

        Financing receivables consisted of the following:

	December 31,
	2007	2006
Loans receivable	$104	$154
Pledged financial assets	298	302
Other	85	83

Total	$487	$539

        Loans receivable primarily represent financing arrangements provided to customers related to products manufactured by the Company.

        The Company entered into tax-advantaged leasing transactions with U.S. investors prior to 1999. The prepaid rents relating to these transactions are reflected as pledged financial assets, with an offsetting non-current deposit liability, which is included in other liabilities (see Note 18). Net gains on these transactions are being recognized over the lease terms, which expire by 2021.

Note 10 Property, plant and equipment, net

        Property, plant and equipment, net, consisted of the following:

	December 31,
	2007	2006
Land and buildings	$2,789	$2,468
Machinery and equipment	5,500	4,908
Construction in progress	285	173

	8,574	7,549
Accumulated depreciation	(5,328)	(4,756)

Total	$3,246	$2,793

        In 2007, 2006 and 2005, depreciation expense was $437 million, $399 million and $401 million, respectively.

Note 11 Goodwill and other intangible assets

        The changes in the carrying amount of goodwill for the year ended December 31, 2007 and 2006 are as follows:

	Power Products	Power Systems	Automation Products	Process Automation	Robotics	Non-core activities	Corporate/ Other	Total
Balance at January 1, 2006	$122	$425	$674	$933	$101	$8	$20	$2,283
Other		5	(3)					2
Foreign currency translation	7	4	52	14	7			84

Balance at December 31, 2006	$129	$434	$723	$947	$108	$8	$20	$2,369

Goodwill acquired during the year	21		2					23
Impairment losses						(7)		(7)
Other		(11)	(9)	(52)				(72)
Foreign currency translation	8	5	56	25	10	2	2	108

Balance at December 31, 2007	$158	$428	$772	$920	$118	$3	$22	$2,421

Note 11 Goodwill and other intangible assets (Continued)

        Amounts in the line item other principally relate to goodwill adjustments in connection with the release of valuation allowances related to deferred tax assets of acquired entities. These valuation allowances were initially recorded when the businesses were acquired.

        Other intangible assets consisted of the following:

	December 31,
	2007			2006
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Capitalized software for internal use	$557	$(438)	$119	$441	$(370)	$71
Capitalized software for sale	402	(311)	91	372	(253)	119
Other intangible assets	495	(435)	60	496	(400)	96

Total	$1,454	$(1,184)	$270	$1,309	$(1,023)	$286

        For the years ended December 31, 2007 and 2006, the Company capitalized intangible assets of $89 million ($80 million, $5 million and $4 million of software for internal use, software for sale and other intangible assets, respectively) and $77 million ($42 million, $30 million and $5 million of software for internal use, software for sale and other intangible assets, respectively), respectively.

        Amortization expense of capitalized software for internal use for 2007 and 2006, recorded in selling, general and administrative expenses, amounted to $40 million and $39 million, respectively. Amortization expense of capitalized software for sale for 2007 and 2006, recorded in cost of sales, amounted to $40 million and $51 million, respectively. Amortization expense of other intangible assets for 2007 and 2006, recorded in other income (expense), net amounted to $45 million and $44 million, respectively.

        The Company recorded insignificant impairment charges to intangible assets in 2007, 2006 and 2005. These charges are included in other income (expense), net, in the Consolidated Income Statements.

        Other intangible assets primarily include intangibles created through acquisitions, such as trademarks and patents.

        Amortization expense of other intangible assets is estimated to be as follows:

2008	$138
2009	62
2010	36
2011	20
2012	8
Thereafter	6

Total	$270

Note 12 Investments in equity method accounted companies

        The Company recorded pre-tax earnings of $36 million, $83 million and $97 million in 2007, 2006 and 2005, respectively, in other income (expense), net, representing the Company's share of the pre-tax earnings of investees accounted for under the equity method of accounting. The principal company accounted for using the equity method of accounting was Jorf Lasfar, a power plant based in Morocco, of which the Company owned 50 percent. In May 2007, the Company sold its 50 percent stake in Jorf Lasfar, as well as its 50 percent stake in Neyveli, a power plant in India.

Note 12 Investments in equity method accounted companies (Continued)

        During 2007 the Company recorded an impairment charge of $42 million in respect of one of its equity investments, which it intends to divest, as the anticipated market value was less than its book value.

	Investment balance		The Company's share of the pre-tax earnings of equity accounted investees
	2007	2006	2007	2006	2005
Jorf Lasfar	$—	$382	$21	$67	$62
Other	63	163	15	16	35

Total	$63	$545	36	83	97
Less: Current income tax expense			(11)	(22)	(16)

The Company's share of earnings of equity accounted investees			$25	$61	$81

Variable interest entities

        At December 31, 2007 and 2006, the Company maintained a combined equity and financing interest of approximately $82 million and $124 million, respectively, in two VIEs that are accounted for using the equity method of accounting, and were established as consortia to develop power plants. The Company is not the primary beneficiary of these VIEs as defined by FIN 46R and therefore they are not consolidated. The Company's involvement with these VIEs began between 1995 and 2000 at the dates of inception of the VIEs. The purpose of the VIEs is to contract the engineering, procurement, commissioning and financing of the power plants. As of and for the years ended December 31, 2007 and 2006, these VIEs have combined total assets of approximately $695 million and $719 million, respectively, and reported combined total revenues of $133 million and $132 million, respectively, and earnings before interest and taxes of $32 million and $31 million, respectively. The exposure to loss as a result of involvement with the VIEs is limited to the Company's combined equity and financing interests.

Note 13 Debt

        The Company's total debt at December 31, 2007 and 2006 amounted to $2,674 million and $3,282 million, respectively.

Short-term debt and current maturities of long-term debt

        The Company's short-term debt and current maturities of long-term debt consisted of the following:

	December 31,
	2007	2006
Short-term debt (weighted-average interest rate of 8.6% and 5.7%)	$129	$75
Current maturities of long-term debt (weighted-average interest rate of 4.4% and 4.5%)	407	47

Total	$536	$122

        Short-term debt primarily represents short-term loans from various banks.

Note 13 Debt (Continued)

        In October 2007, the Company established a $1 billion commercial paper program for the private placement of U.S. dollar-denominated commercial paper in the United States. In December 2007, the Company established a $1 billion Euro-commercial paper program for the issuance of commercial paper in a variety of currencies. These new commercial paper programs are in addition to the existing 5 billion Swedish krona commercial paper program established in 2005. No amounts were outstanding under any of these programs at December 31, 2007 and 2006.

        In June 2007, the Company entered into an Amendment and Restatement Agreement with its banks to amend certain terms of its $2 billion multicurrency revolving credit facility, maturing 2010. The principal changes were i) the reduction in interest costs on drawings under the facility to LIBOR, STIBOR or EURIBOR (depending on the currency of the drawings) plus a margin of 0.175%, ii) the reduction in commitment fees to 0.0525%, iii) the reduction in the level of utilization fees to 0.05% and an increase in the amount of drawings that can be made before such fees are payable (utilization fees are payable on drawings greater than half of the facility), and iv) the removal of the sole remaining financial covenant in respect of maximum net leverage.

        No amount was drawn under the facility at December 31, 2007 and 2006. The facility contains cross-default clauses whereby an event of default would occur if the Company were to default on indebtedness as defined in the facility, at or above a specified threshold.

Long-term debt

        The Company utilizes a variety of derivative instruments to modify the characteristics of its long-term debt. The Company uses interest rate swaps to effectively convert certain fixed-rate long-term debt into floating rate obligations. For certain non-U.S. dollar denominated debt, the Company utilizes cross-currency swaps to effectively convert the debt into a U.S. dollar obligation. As required by SFAS 133, the carrying value of debt, designated as being hedged by fair value hedges, is adjusted for changes in the fair value of the debt attributable to the risks being hedged.

        The following table summarizes the Company's long-term debt considering the effect of interest rate and currency swaps. Consequently, a fixed-rate debt subject to a fixed-to-floating interest rate swap is included as a floating rate debt in the table below:

	December 31,
	2007			2006
	Balance	Nominal rate	Effective rate	Balance	Nominal rate	Effective rate
Floating rate	$2,398	5.8%	6.8%	$2,188	5.8%	5.8%
Fixed rate	147	2.4%	6.4%	199	2.5%	6.0%
Convertible bonds	—	—	—	820	3.5%	3.5%

	2,545			3,207
Current portion of long-term debt	(407)	4.4%	6.1%	(47)	4.5%	4.5%

Total	$2,138			$3,160

        At December 31, 2007, maturities of long-term debt were as follows:

Due in 2008	$407
Due in 2009	174
Due in 2010	6
Due in 2011	925
Due in 2012	9
Thereafter	1,024

Total	$2,545

Note 13 Debt (Continued)

  Bond conversions:

        During 2007, holders of the total aggregate principle amount of 1 billion Swiss francs of the Company's 3.5% CHF Convertible Bonds, due 2010, converted their bonds into shares. The conversions resulted in the issuance of approximately 105 million shares out of contingent capital. Total debt decreased by approximately $825 million as a result of the conversion of the bonds, while capital stock and additional paid-in capital increased by approximately $830 million, representing the carrying value of debt and accrued interest converted into shares, net of certain charges in connection with the share issuance.

        During 2006, the Company announced an offer to holders of its outstanding 4.625% USD Convertible Bonds, due 2007, that contained certain incentives to induce the bondholders to convert their bonds into the Company's American Depositary Shares (ADSs). Approximately 98 percent of the holders accepted the conversion offer which resulted in the issuance of approximately 105 million shares of the Company out of contingent capital and the delivery of ADSs to the bondholders. The Company exercised its right under the terms of the bonds to call the remaining outstanding 4.625% USD Convertible Bonds, due 2007, resulting in the remaining bonds being converted into approximately 2 million ADSs. This obligation was met by using treasury shares. As a result of the induced conversion and the Company's subsequent call, a total of approximately 107 million ADSs were issued to bondholders.

        In connection with the conversion offer in 2006, the Company incurred expenses related to the write-off of unamortized debt issuance costs, inducement payments to bondholders and transaction costs, totaling approximately $55 million, which are included in interest and other finance expense in accordance with Statement of Financial Accounting Standards No. 84, Induced Conversions of Convertible Debt. Total debt decreased by approximately $932 million as a result of the conversion of the bonds, while the impact on equity (capital stock and additional paid-in capital and treasury stock) was an increase of approximately $928 million, after consideration of certain net charges in connection with the share issuance. Cash payments upon conversion of the bonds amounted to $72 million, including inducement payments to bondholders and transaction costs which are included in the $55 million recorded in interest and other finance expense, as well as other conversion-related payments.

  Bond exchange:

        During 2006, the Company completed an exchange offering related to the 9.5% EUR Instruments, due 2008, and 10% GBP Instruments, due 2009, into 4.625% EUR Instruments, due 2013. Bonds with a total face value of approximately 423 million euro, out of the total 500 million euro outstanding, and 180 million pounds sterling, out of the 200 million pounds sterling outstanding, were exchanged into 4.625% EUR Instruments, due 2013, with an aggregate face value of approximately 685 million euro. This exchange offering was accounted for in accordance with EITF No. 96-19, Debtor's Accounting for a Modification or Exchange of Debt Instruments. Consequently, the carrying value of the bonds exchanged formed the basis for the carrying value of the new bonds, considering the terms of the exchange offering, which included upfront cash payments to bondholders. The adjusted carrying value is being accreted to par over the period to maturity. Insignificant transaction costs, paid to third parties, were expensed as incurred.

        Bonds with a total face value of approximately 77 million euro, of the original 9.5% EUR Instruments, due 2008, and approximately 20 million pounds sterling of the original 10% GBP Instruments, due 2009, were not tendered by bondholders as part of the exchange offering and remain outstanding at December 31, 2007 and 2006.

Note 13 Debt (Continued)

  Bond repurchase:

        There were no significant bond repurchases during 2007 and 2006. During 2005, the Company repurchased debt securities with a total face value of $307 million, primarily a portion of the Company's 3.75% 500 million Swiss franc bonds, due 2009, and recognized a loss on extinguishment of debt of $19 million on the repurchases.

  Bond issuance:

        The Company did not issue any bonds during 2007.

        Concurrently, but independently of the exchange offering in 2006 described above, the Company issued bonds with a face value of approximately 15 million euro of the 4.625% EUR Instruments, due 2013, or approximately $20 million at the time of issuance.

        Details of the Company's outstanding bonds are as follows:

	December 31,
	2007			2006
		Nominal outstanding	Carrying value(1)		Nominal outstanding	Carrying value(1)
Public bonds:
9.5% EUR Instruments, due 2008	EUR	77	$113	EUR	77	$103
10% GBP Instruments, due 2009	GBP	20	40	GBP	20	39
3.75% CHF Bonds, due 2009	CHF	108	94	CHF	108	86
3.5% CHF Convertible Bonds, due 2010		—	—	CHF	1,000	820
6.5% EUR Instruments, due 2011	EUR	650	910	EUR	650	821
4.625% EUR Instruments, due 2013	EUR	700	912	EUR	700	824
Private placements			207			191

Total outstanding bonds			$2,276			$2,884

(1)
USD carrying value is net of bond discounts and includes adjustments for fair value hedge accounting, where appropriate.

        All of the public bonds outstanding at December 31, 2007 and 2006, in the table above (except the 3.5% CHF Convertible Bonds, due 2010) have been swapped into floating rate obligations through the use of interest rate or cross-currency swaps and consequently are shown as floating rate debt in the table of long-term debt above.

        The 9.5% EUR Instruments, due 2008, and the 10% GBP Instruments, due 2009, contain certain clauses linking the interest paid on the bonds to the credit rating assigned to the bonds. If the rating assigned to these bonds by both Moody's and Standard & Poor's remains at or above Baa3 and BBB-, respectively, then the interest rate on the bonds remains at the level at issuance, that is 9.5 percent and 10 percent for the euro and sterling bonds, respectively. In line with the Company's policy of reducing its interest and currency exposure, an interest rate swap has been used to modify the 9.5% EUR Instruments, due 2008, and a cross-currency swap has been used to modify the characteristics of the 10% GBP Instruments, due 2009. After considering the impact of the interest rate and cross-currency swaps, the 9.5% EUR Instruments, due 2008, became a floating rate euro obligation, while the 10% GBP Instruments, due 2009, effectively became a floating rate U.S. dollar obligation.

        The 3.75% CHF Bonds, due 2009, pay interest annually at a fixed annual rate of 3.75 percent.

Note 13 Debt (Continued)

        The 6.5% EUR Instruments, due 2011, pay interest semi-annually in arrears at a fixed annual rate of 6.5 percent. In the event of a change of control of the Company, the terms of these bonds require the Company to offer to repurchase the bonds at 101 percent of the principal amount thereof, plus any accrued interest.

        The Company has entered into interest rate swaps to hedge its interest obligations on the 3.75% CHF bonds, due 2009, and the 6.5% EUR Instruments, due 2011. After considering the impact of these interest rate swaps, the 3.75% CHF Bonds, due 2009, effectively became a floating rate Swiss franc obligation, while the 6.5% EUR Instruments, due 2011, effectively became a floating rate euro obligation.

        The 4.625% EUR Instruments, due 2013, pay interest annually in arrears at a fixed annual rate of 4.625 percent. The Company has the option to redeem the bonds early at any time from June 6, 2010, in accordance with the terms of the bonds. In the event of a change of control, a bondholder can require the Company to repurchase or redeem the bonds, in accordance with the terms of the bonds. The Company has entered into interest rate swaps to hedge its interest obligations on the 4.625% EUR Instruments, due 2013. As a result of these swaps, the 4.625% EUR Instruments, due 2013, effectively became a floating rate euro obligation.

        Substantially all of the Company's publicly traded bonds contain cross-default clauses which would allow the bondholders to demand repayment if the Company were to default on any borrowing at or above a specified threshold. Furthermore, all such bonds constitute unsecured obligations of the Company and rank pari passu with other debt obligations.

        In addition to the bonds described above, included in long-term debt at December 31, 2007 and 2006, are lease obligations, bank borrowings of subsidiaries, and other long-term debt, none of which is individually significant.

Note 14 Provisions and other

        Provisions and other consisted of the following:

	December 31,
	2007	2006
Contract related provisions	$594	$604
Provisions for warranties and contract penalties (see Note 16)	1,279	1,037
Derivatives (see Note 5)	243	146
Pension and other employee benefits (see Note 19)	73	71
Taxes payable	451	372
Income tax related liabilities	68	—
Other	634	634

Total	$3,342	$2,864

Note 15 Leases

Lease obligations

        The Company's lease obligations primarily relate to real estate and office equipment. In the normal course of business, management expects most leases to be renewed or replaced by other leases. Rent expense was $387 million, $365 million and $337 million in 2007, 2006 and 2005, respectively.

Note 15 Leases (Continued)

Sublease income received on leased assets by the Company was $44 million, $40 million and $36 million in 2007, 2006 and 2005, respectively.

        At December 31, 2007, future net minimum lease payments for operating leases, having initial or remaining non-cancelable lease terms in excess of one year, consisted of the following:

2008	$354
2009	290
2010	253
2011	212
2012	195
Thereafter	559

1,863
Sublease income	(136)

Total	$1,727

Note 16 Commitments and contingencies

Contingencies—Environmental

        The Company is engaged in environmental clean-up activities at certain sites principally in the United States, arising under various United States and other environmental protection laws and under certain agreements with third parties. Provisions are recorded when it is probable that losses will result from these actions and the amounts of losses can be reasonably estimated. Estimated losses for environmental remediation obligations are not discounted to their present value because timing of payments cannot be reasonably estimated. The Company may be able to recover a portion of the costs relating to these matters from insurers or other third parties; however, the Company records such amounts only when it is probable that they will be collected. Management is of the opinion, based upon information presently available, that the resolution of any such liability would not have a material adverse effect on the Company's Consolidated Financial Statements.

Contingencies related to former Nuclear Technology business

        The Company retains liabilities for certain specific environmental remediation costs at two sites in the United States that were operated by its former subsidiary, ABB CE-Nuclear Power Inc., which the Company sold to British Nuclear Fuels PLC (BNFL) in 2000. Pursuant to the sale agreement with BNFL, the Company has retained the environmental liabilities associated with its Combustion Engineering subsidiary's Windsor, Connecticut, facility and agreed to reimburse BNFL for a share of the costs that BNFL incurs for environmental liabilities associated with its former Hematite, Missouri, facility. The primary environmental liabilities associated with these sites relate to the costs of remediating radiological and chemical contamination. Such costs are not incurred until a facility is taken out of use and generally are incurred over a number of years. Although it is difficult to predict with accuracy the amount of time it may take to remediate radiological and chemical contamination at the Hematite site, based on information that BNFL has made available, the Company believes that it may take until 2013. With respect to the Windsor site, the Company believes the remediation may take until 2011.

        Under the terms of the sale agreement, BNFL is responsible to have the remediation of the Hematite site performed in a cost efficient manner and pursue recovery of remediation costs from

Note 16 Commitments and contingencies (Continued)

other potentially responsible parties as conditions for obtaining cost sharing contributions from the Company. Westinghouse Electric Company LLC (Westinghouse), BNFL's former subsidiary, now oversees remediation activities at the Hematite site. Westinghouse was acquired during 2006 by a consortium led by Toshiba Corporation, Japan. Westinghouse brought legal action against former owner/operators of the Hematite site and the U.S. Government under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA) to recover past and future remediation costs. The defendants contested Westinghouse's claims. During 2006, an arbitration ruling, related to indemnification of former owner/operators contained in the Combustion Engineering purchase agreement for the site, was unfavorable to Westinghouse's claims, potentially increasing the Westinghouse costs subject to the cost sharing agreement. Separately, based on the publicly available draft Remedial Investigation Report and Decommissioning Plan prepared by Westinghouse and other site related data, the Company was able to re-estimate its share of the expected total remediation costs for the Hematite site. The unfavorable outcome of the arbitration was largely offset by a lower site remediation cost estimate. Thus, in 2006, the Company made no adjustment to the reserve for its share of the Hematite site remediation cost. During 2007, Westinghouse's efforts were focused on modifying, finalizing and obtaining regulatory approval of its draft decommissioning plan for the Hematite site.

        During 2007, the Company reached an agreement with U.S. government agencies to transfer oversight of the remediation of the portion of the Windsor site under the U.S. Government's Formerly Utilized Sites Remedial Action Program from the U.S. Army Corps of Engineers to the Nuclear Regulatory Commission which has oversight responsibility for the remaining radiological areas of that site and the Company's radiological license for the site. Management believes this could result in cost efficiencies as well as expedited completion of the remediation activities at the site.

        The Company established a provision of $300 million in income (loss) from discontinued operations in 2000 for its estimated share of the remediation costs for these sites. As of December 31, 2007 and 2006, the Company has recorded in non-current other liabilities provisions of $245 million and $251 million, net of payments from inception of $50 million and $47 million, respectively. The provision balance at December 31, 2007, represents the Company's best estimate of its remaining remediation costs for these facilities. Expenditures charged to the provision were $3 million, $4 million and $9 million during 2007, 2006 and 2005, respectively. The Company has estimated that during 2008 it will charge expenditures of approximately $26 million to the provision.

Contingencies related to other present and former facilities primarily in the U.S.

        The Company is involved in the remediation of environmental contamination at present or former facilities, primarily in the United States. The clean up of these sites involves primarily soil and groundwater contamination. As of December 31, 2007 and 2006, the Company has recorded in current liabilities and non-current other liabilities reserves totaling $32 million and $22 million, respectively. Charges to earnings, including $7 million and $6 million in income (loss) from discontinued operations in 2007 and 2006, were $14 million, $9 million and $4 million for the years ended December 31, 2007, 2006 and 2005, respectively. Expenditures for the years ended December 31, 2007, 2006 and 2005 were $4 million, $4 million and $2 million, respectively. The Company has estimated that during 2008 expenditures on these projects will be approximately $10 million.

Note 16 Commitments and contingencies (Continued)

Asbestos obligations

        The Company's Combustion Engineering, Inc. subsidiary (CE) had been a co-defendant in a large number of lawsuits claiming damage for personal injury resulting from exposure to asbestos. A smaller number of claims had also been brought against the Company's former Lummus subsidiary as well as against other entities of the Company. A Master Settlement Agreement was entered into that involved the establishment of the CE Settlement Trust to resolve asbestos related personal injury claims of certain settling claimants who had lodged their claims before November 14, 2002 and to provide partial payment of those claims. Separate plans of reorganization for CE and Lummus, as amended, were filed under Chapter 11 of the U.S. Bankruptcy Code. The CE plan of reorganization and the Lummus plan of reorganization (collectively, the Plans) became effective on April 21, 2006 and August 31, 2006, respectively.

        Under the Plans, separate personal injury trusts were created and are being funded to settle future asbestos related claims against CE and Lummus and on the respective Plan effective dates, channeling injunctions were issued pursuant to Section 524(g) of the U.S. Bankruptcy Code under which all present and future asbestos-related personal injury claims filed against the Company and its affiliates and certain other entities that relate to the operations of CE and Lummus are channeled to the CE Asbestos PI Trust or the Lummus Asbestos PI Trust, respectively.

        Funding of the CE Asbestos PI Trust has been made on certain scheduled payment dates. In addition, $204 million was paid to this Trust on November 14, 2007, as required in conjunction with the sale of Lummus which occurred on November 16, 2007. Funding of the Lummus Asbestos PI Trust was completed on May 2, 2007 upon the payment to that Trust of $28 million.

        From time to time, other entities of the Company have been named as defendants in asbestos-related claims. At December 31, 2007 and 2006, there were approximately 9,500 and 12,100, respectively, asbestos-related claims outstanding against ABB entities other than CE and Lummus. ABB entities that are subject to such claims will continue to resolve them in the tort system, or otherwise. The Company generally seeks dismissals from claims where there is no apparent linkage between the plaintiff's claimed exposure and a product of the Company. To date, resolving asbestos-related claims against the Company's entities other than CE and Lummus has not had a material impact on the Company's consolidated financial position, results of operations or cash flows.

        The effect on the Company's Consolidated Income Statements is set forth below:

	Year ended December 31,
	2007	2006	2005
Income (loss) from discontinued operations, net of tax (see Note 3)	$—	$70	$133

	Year ended December 31,
	2007	2006	2005
Cash payments to:
CE Settlement Trust	$—	$—	$3
CE Asbestos PI Trust	354	70	—
Lummus Asbestos PI Trust	28	9	—
Fees and other costs	—	20	25

	$382	$99	$28

Note 16 Commitments and contingencies (Continued)

        The effect on the Company's Consolidated Balance Sheets is set forth below:

	December 31,
	2007	2006	2005
Asbestos obligations:
Current—CE Plan (Face value $100 million at December 31, 2007)	$97	$146	$1,080
Other	4	4	5

	$101	$150	$1,085

Asbestos liabilities included in liabilities held for sale and in discontinued operations	$—	$29	$43
Non current—CE Plan	$—	$282	$—

        The asbestos obligations relating to the CE Plan as reflected in the Company's Consolidated Financial Statements are payable pursuant to a non-interest bearing promissory note (the ABB Promissory Note). The Company is also liable on a contingent basis under the Promissory Note for two additional payments of $25 million each. One additional payment of $25 million is payable in 2010 or 2011 if the Company attains an earnings before interest and taxes (EBIT) margin of 9% for 2009 or 14% in 2010. The other additional payment of $25 million is payable in 2011 if the Company attains an EBIT margin of 9.5% in 2010. These two $25 million contingent payments are not included in the provisions for asbestos obligations. If the Company is found by the U.S. Bankruptcy Court (the Bankruptcy Court) to have defaulted on its payment obligations under the ABB Promissory Note, the CE Asbestos PI Trust may petition the Bankruptcy Court to terminate the CE channeling injunction and the protections afforded by that injunction to the Company and other ABB entities as well as certain other entities, including Alstom SA (Alstom).

Contingencies—Regulatory and Compliance

  Gas Insulated Switchgear business

        In May 2004, the Company announced that it had undertaken an internal investigation which uncovered that certain of its employees together with employees of other companies active in the gas insulated switchgear business were involved in anti-competitive practices. The Company has reported such practices upon identification to the appropriate authorities, including the European Commission. The European Commission announced its decision on January 24, 2007, and granted ABB full immunity from fines assessed to the Company of 215 million euro under the European Commission's leniency program. The Company continues to cooperate with other anti-competition authorities in several locations globally which are investigating anti-competitive practices related to gas insulated switchgear.

  Power Transformers investigation in Germany

        In February 2007, the European Commission conducted dawn raids at the premises of an ABB unit in Bad Honnef, Germany, as part of its investigation into alleged anti-competitive practices of certain manufacturers of power transformers. The German Anti-trust Authority (Bundeskartellamt) and other anti-trust authorities are also reviewing those alleged practices which relate to the German market and other markets. Management is cooperating fully with the authorities in their investigations. Depending on the outcome of the investigations, the Company would likely face fines and penalties.

Note 16 Commitments and contingencies (Continued)

The Company has not recorded any provisions for any potential fines, penalties or costs since management does not have enough information to reliably estimate such amounts.

  Disclosures to the United States Securities and Exchange Commission (SEC) and the United States Department of Justice (DoJ) of suspect payments

        In April 2005, the Company voluntarily disclosed to the DoJ and the SEC certain suspect payments in its network management unit in the United States. Subsequently, including during 2007, the Company made additional voluntary disclosures to the DoJ and the SEC regarding suspect payments made by other Company subsidiaries, including Lummus, in a number of countries in the Middle East, Asia, South America and Europe. These payments were discovered by the Company as a result of the Company's internal audit program and compliance reviews. The payments may be in violation of the Foreign Corrupt Practices Act (FCPA) or other applicable laws. The Company anticipates an unfavorable outcome with respect to the investigation of these suspect payments and expects that fines will be imposed. These payments and any related fines or penalties could have other consequences for the Company, including other costs or other effects on its business. The Company is cooperating with the relevant authorities regarding these issues, and is continuing its internal investigations and compliance reviews. The Company has not recorded any significant provisions for any such fines, penalties or other costs since management does not have enough information to reliably estimate such amounts.

        The outcome of the matters described above in the Power Transformers investigation in Germany and the Disclosures to the SEC & DOJ of suspect payments sections could have a material impact on the Company's consolidated operating results, cash flows and financial position. While it is not possible based on information currently available to management to estimate the outcome of these matters, the Company does not expect any potential fines, penalties or costs to negatively impact its ability to conduct business.

  Earnings overstatement in an Italian subsidiary

        In September 2004, the Company restated its Consolidated Financial Statements for all prior periods as a result of earnings overstatements by a business unit of the Company's Power Products division (part of the former Power Technologies division) in Italy. The restatement followed an internal investigation by the Company which revealed that the business unit had overstated earnings before interest and taxes and net income, as well as that certain employees had participated in arranging improper payments to an employee of an Italian power generation company in order to obtain a contract. The Company has reported this matter to the Italian authorities, who have initiated formal criminal proceedings, as well as to the SEC. The Company cannot reasonably predict the outcome of the criminal proceedings or what action, if any, the SEC may take.

Contingencies—general

        With respect to the foregoing contingencies, the Company will bear the costs of the continuing investigations and any related legal proceedings. In addition, the Company is subject to other various legal proceedings, investigations, and claims, including environmental matters that have arisen in the ordinary course of business that have not yet been resolved. It is not possible at this time for the Company to predict with any certainty the outcome of such other proceedings, investigations, and claims.

Note 16 Commitments and contingencies (Continued)

Guarantees—general

        The following table provides quantitative data regarding the Company's third-party guarantees. The maximum potential payments represent a "worst-case scenario" and do not reflect management's expected results.

        The carrying amounts of liabilities recorded in the Consolidated Balance Sheets reflect management's best estimate of future payments it may incur as part of fulfilling its guarantee obligations.

	December 31,
	2007		2006
	Maximum potential payments	Carrying amount of liabilities	Maximum potential payments	Carrying amount of liabilities
Performance guarantees	$957	$9	$1,092	$1
Financial guarantees	131	—	166	—
Indemnification guarantees	328	1	80	—

Total	$1,416	$10	$1,338	$1

Guarantees—performance

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

        The Company retained obligations for guarantees related to the Power Generation business contributed in mid-1999 to the former ABB Alstom Power NV joint venture (Alstom Power NV). The guarantees primarily consist of performance guarantees, advance payment guarantees and other miscellaneous guarantees under certain contracts such as indemnification for personal injuries and property damages, taxes, and compliance with labor laws, environmental laws and patents. The guarantees are related to projects which are expected to be completed by 2015 but in some cases have no definite expiration. In May 2000, the Company sold its interest in Alstom Power NV to Alstom. As a result, Alstom and its subsidiaries have primary responsibility for performing the obligations that are the subject of the guarantees. Further, Alstom, the parent company, and Alstom Power NV, have undertaken jointly and severally to fully indemnify and hold harmless the Company against any claims arising under such guarantees. Management's best estimate of the total maximum potential exposure of quantifiable guarantees issued by the Company on behalf of its former Power Generation business was approximately $171 million and $717 million at December 31, 2007 and 2006, respectively. The Company has not experienced any losses related to guarantees issued on behalf of the former Power Generation business.

        The Company retained obligations for guarantees related to the Upstream business sold in 2004. The guarantees primarily consist of performance guarantees, advance payment guarantees and other miscellaneous guarantees. The guarantees have original maturity dates ranging from one to seven years. The maximum amount payable under the guarantees was approximately $393 million and $375 million at December 31, 2007 and 2006, respectively. The Company has the ability to recover potential payments under these guarantees through certain backstop guarantees. The maximum potential

Note 16 Commitments and contingencies (Continued)

recovery under these backstop guarantees was approximately $13 million and $21 million at December 31, 2007 and 2006, respectively.

        The Company retained obligations for guarantees related to the Lummus business sold in 2007. The guarantees primarily consist of performance guarantees. The guarantees have original maturity dates ranging from one to five years. The maximum amount payable under the guarantees was approximately $301 million at December 31, 2007. The Company has the ability to recover potential payments under these guarantees through certain backstop guarantees. The maximum potential recovery under these backstop guarantees was approximately $30 million at December 31, 2007.

        The Company retained obligations for guarantees related to the Building Systems business in Germany sold in 2007. The guarantees primarily consist of performance guarantees. The guarantees have original maturity dates ranging from one to thirteen years. The maximum amount payable under the guarantees was approximately $92 million at December 31, 2007.

Guarantees—financial

        Financial guarantees represent irrevocable assurances that the Company will make payment to a beneficiary in the event that a third party fails to fulfill its financial obligations and the beneficiary under the guarantee incurs a loss due to that failure.

        At December 31, 2007 and 2006, the Company had $131 million and $166 million, respectively, of financial guarantees outstanding. Of those amounts, $56 million and $80 million, respectively, were issued on behalf of companies in which the Company currently has or formerly had an equity interest. The guarantees have various maturity dates. The majority of the durations runs to 2010 with the longest expiring in 2021.

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

        The Company delivered to the purchasers of Lummus and the Company's interest in Jorf Lasfar guarantees related to assets and liabilities divested in 2007. The maximum liability at December 31, 2007, of $50 million and $189 million, respectively, relating to these businesses will reduce over time, pursuant to the sales agreements.

        The Company delivered to the purchaser of the Reinsurance business guarantees related to assets and liabilities divested in 2004. The maximum liability at December 31, 2007 and 2006, of approximately $89 million and $80 million, respectively, relating to this business will reduce over time, pursuant to the sales agreement, subject to foreign exchange fluctuations.

        With respect to the sale of Lummus, the Company retained certain liabilities, including for potential fines and penalties connected with suspect payments made prior to completion of the sale. The Company has disclosed these suspect payments to the SEC and DoJ. The Company cannot estimate the likelihood of an unfavorable outcome or the amount of any potential loss. Therefore, the Company has not recorded any provisions for any potential fines or penalties relating to these suspect payments.

Product and order related contingencies

        The Company calculates its provision for product warranties based on historical claims experience and specific review of certain contracts.

Note 16 Commitments and contingencies (Continued)

        Reconciliation of the provision for warranties, including guarantees of product performance is as follows:

	December 31,
	2007	2006
Balance at the beginning of year	$998	$715
Claims paid in cash or in kind	(243)	(164)
Net increase to provision for changes in estimates, warranties issued and warranties expired	267	379
Exchange rate differences	99	68

Balance at the end of year	$1,121	$998

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

        Further, pursuant to the global framework agreement, IBM will receive monthly payments from the Company's subsidiaries in the respective countries related to information systems infrastructure services. Annual costs during 2007, 2006 and 2005 were $251 million, $236 million and $228 million, respectively, reflecting the current level of usage of the services.

Related party transactions

        The Company also conducts business with other companies where members of the Company's Board of Directors act as directors or board members. This business includes the IBM global frame agreement, the Company's banking relationships with Skandinaviska Enskilda Banken AB (Publ) and Dresdner Bank AG and various sales of products and services. The Company's Board of Directors has determined that the Company's business relationships with those companies do not constitute material business relationships. This determination was made in accordance with the Swiss Code of Best Practice and the independence criteria set forth in the corporate governance rules of the New York Stock Exchange.

Note 17 Taxes

        Provision for taxes consisted of the following:

	Year ended December 31,
	2007	2006	2005
Current taxes on income	$939	$564	$425
Deferred taxes	(344)	122	39
Tax expense from continuing operations	595	686	464
Tax expense (benefit) from discontinued operations	36	(7)	9

        The weighted average tax rate is the tax rate that results from applying each subsidiary's statutory income tax rate to the income from continuing operations before taxes and minority interest. The

Note 17 Taxes (Continued)

Company operates in countries that have differing tax laws and rates. Consequently, the consolidated weighted average effective rate will vary from year to year according to the source of earnings or losses by country and the change in applicable tax rates.

	Year ended December 31,
	2007	2006	2005
Reconciliation of taxes:
Income from continuing operations before taxes, minority interest and cumulative effect of accounting change	$4,010	$2,397	$1,457
Weighted average tax rate	29.7%	29.7%	34.2%
Taxes at weighted average tax rate	1,189	712	499
Items taxed at rates other than the weighted average tax rate	4	(55)	(39)
Changes in valuation allowance	(698)	(60)	(27)
Changes in tax laws and enacted tax rates	(15)	(3)	(21)
Other, net	115	92	52
Tax expense from continuing operations	$595	$686	$464
Effective tax rate for the year	14.8%	28.6%	31.8%

        The reconciliation of taxes for 2007, 2006 and 2005 included changes in the valuation allowance recorded in certain jurisdictions in respect of deferred tax assets that were recognized for net operating losses and timing differences incurred in those jurisdictions. The change in valuation allowance was required as the Company determined that it was more likely than not that such deferred tax assets would be realized. In 2007, the change in valuation allowance was predominantly related to the Company's operations in certain countries such as the United States with approximately $490 million, but also including countries such as Canada and the United Kingdom.

        In 2007, the reconciling item other, net included an expense of approximately $35 million related to the interpretation of tax law and double tax treaty agreements by competent tax authorities in Northern Africa. Further, other, net included an additional expense of approximately $45 million relating to a net increase in tax accruals. The Company's policy for such accruals is outlined in Note 2. In addition, other, net included an expense of approximately $35 million relating to items that were deducted for financial accounting purposes, but were not included in the computation of taxable income such as interest expense, state and local taxes on productive activities, disallowed meals and entertainment expenses and other similar items.

        In 2006, the reconciling item other, net included an expense of approximately $70 million relating to a net increase in tax accruals. Further, other, net included an expense of approximately $35 million relating to items that were deducted for financial accounting purposes, but were not included in the computation of taxable income such as interest expense, state and local taxes on productive activities, disallowed meals and entertainment expenses and other similar items.

        In 2005, the reconciling item other, net included an expense of approximately $60 million relating to items that were deducted for financial accounting purposes, but were not included in the computation of taxable income such as interest expense, state and local taxes on productive activities, disallowed meals and entertainment expenses and other similar items.

Note 17 Taxes (Continued)

        Deferred income tax assets and liabilities consisted of the following:

	December 31,
	2007	2006
Deferred tax liabilities:
Property, plant and equipment	$(220)	$(217)
Pension and other accrued liabilities	(221)	(592)
Inventories	(140)	(87)
Other	(197)	(93)

Total deferred tax liability	(778)	(989)

Deferred tax assets:
Investments and other	1	10
Property, plant and equipment	88	79
Pension and other accrued liabilities	770	992
Unused tax losses and credits	1,443	1,595
Inventories	180	124
Other	123	151

Total deferred tax asset	2,605	2,951

Valuation allowance	(960)	(1,872)

Deferred tax asset, net of valuation allowance	1,645	1,079

Net deferred tax asset	$867	$90

        At December 31, 2007, the line item other in total deferred tax liability included an amount of approximately $85 million related to the recognition of deferred taxes under APB 23 predominantly related to tax law changes in North Asia.

        Certain entities have deferred tax assets related to net operating loss carry-forwards and other items. Because recognition of these assets does not meet the more likely than not standard, valuation allowances of $960 and $1,872 million have been established at December 31, 2007 and 2006, respectively.

        At December 31, 2007, net operating loss carry-forwards of $3,827 million and tax credits of $109 million are available to reduce future taxes of certain subsidiaries, of which $2,477 million loss carry-forwards and $106 million tax credits which will expire in varying amounts through 2027. These carry-forwards are, predominantly related to the Company's U.S. operations.

        At December 31, 2007, the line item unused tax losses and credits included the increase of approximately $140 million due to losses of a predivestment reorganization. However, the Company determined it was more likely than not that such deferred tax assets would not be realized. The Company has therefore established a full valuation allowance for this matter.

Note 17 Taxes (Continued)

        At December 31, 2007, the line item valuation allowance included the reversal of a valuation allowance of approximately $200 million. The offsetting credit was recognized as a reduction of taxes in discontinued operations, predominantly related to the Company's divestment of Lummus. Furthermore, the line item valuation allowance also included the reversal of a valuation allowance of approximately $60 million. The offsetting credit was recognized as a reduction of goodwill predominantly related to the Company's operation in countries including Germany and the United States.

        At December 31, 2006, the line item pension and other accrued liabilities included approximately $340 million that were reclassified to other current and non-current liabilities in the 2007 opening Consolidated Balance Sheet upon adoption of FIN 48.

        Unrecognized tax benefits consisted of the following:

	Unrecognized tax benefits	Penalties and interest related to unrecognized tax benefits	Total 2007
Classification as unrecognized tax items on January 1,	$524	$107	$631
Increase relating to prior year tax positions	101	48	149
Decrease relating to prior year tax positions	(128)	(7)	(135)
Increase relating to current year tax positions	76	2	78
Decrease related to current year tax positions	(4)	—	(4)
Decrease due to settlements with taxing authorities	(30)	(16)	(46)
Decrease as a result of the applicable statute of limitations	(37)	(10)	(47)
Exchange difference average	16	5	21

Balance at December 31, which would, if recognized, affect the effective tax rate	$518	$129	$647

        The reconciling item decrease relating to prior year positions includes approximately $100 million related to the outcome of a court decision in Northern Europe where the Company has claimed in its tax return a divestment loss that did not meet the technical merits for recognition under FIN 48 accounting principles. No penalty and interest were due as a result of this court decision.

        The reconciling item increase relating to current year tax positions is predominantly related to our interpretation of tax law and OECD guidelines.

        In February 2008, pending court cases in Northern Europe relating to certain sale and leaseback transactions were ruled in favor of the Company. Accordingly, the Company will release in 2008 provisions of approximately $40 million in taxes and approximately $25 million in penalties and interest. Otherwise, the Company has not identified any significant changes which it would expect are reasonably possible to occur within the next twelve months.

Note 17 Taxes (Continued)

        As of December 31, 2007, the earliest open tax years that remain subject to examination are the following:

Region	Year
Central Europe	2002
Mediterranean	2003
Middle East & Africa	2005
North America	2004
North Asia	2001
Northern Europe	2002
South America	2003
South Asia	2000

Note 18 Other liabilities

        Other liabilities consisted of the following:

	December 31,
	2007	2006
Nuclear technology environmental provisions (see Note 16)	$245	$251
Non-current deposit liabilities (see Note 9)	298	302
Deferred income	113	118
Non-current derivative liabilities (see Note 5)	162	113
Management incentive plan provisions	71	58
Income tax related liabilities (Note 17)	556	—
Other liabilities non-current	352	312

Total	$1,797	$1,154

Note 19 Employee benefits

        The Company operates pension plans, including defined benefit, defined contribution and termination indemnity plans in accordance with local regulations and practices. These plans cover a large portion of the Company's employees and provide benefits to employees in the event of death, disability, retirement, or termination of employment. Certain of these plans are multi-employer plans. The Company also operates other postretirement benefit plans in certain countries.

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

        On December 31, 2006, the Company adopted SFAS 158, which requires the Company to recognize in its Consolidated Balance Sheets the funded status of its defined benefit pension and postretirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation. This resulted in a charge to ending accumulated other comprehensive loss at December 31, 2006, of $426 million, net of tax.

Note 19 Employee benefits (Continued)

Obligations and funded status

        The following tables set forth the change in benefit obligations, the change in plan assets and the funded status recognized in the Consolidated Balance Sheets at December 31, 2007 and 2006, for the Company's benefit plans:

	Pension benefits		Other benefits
	2007	2006	2007	2006
Benefit obligation at the beginning of the year	$8,278	$7,557	$222	$246
Service cost	189	180	1	2
Interest cost	361	329	12	12
Contributions from plan participants	38	36	—	—
Benefit payments	(538)	(464)	(12)	(18)
Benefit obligations of businesses disposed	(5)	(50)	—	—
Actuarial (gain) loss	(78)	(36)	(11)	(20)
Plan amendments and other	23	50	—	—
Exchange rate differences	616	676	3	—

Benefit obligation at the end of the year	$8,884	$8,278	$215	$222

Fair value of plan assets at the beginning of the year	$8,163	$6,895	$—	$—
Actual return on plan assets	370	479	—	—
Contributions from employer	297	648	12	18
Contributions from plan participants	38	36	—	—
Benefit payments	(538)	(464)	(12)	(18)
Plan assets of businesses disposed	—	(52)	—	—
Plan amendments and other	(16)	(5)	—	—
Exchange rate differences	592	626	—	—
Fair value of plan assets at the end of the year	8,906	8,163	—	—

Funded status	$(22)	$115	$215	$222

        The pre-tax amounts recognized in accumulated other comprehensive loss related to continuing operations in 2007 and 2006 consisted of:

	December 31,
	Pension benefits		Other benefits
	2007	2006	2007	2006
Transition liability	$—	$—	$(4)	$(4)
Net actuarial loss	(530)	(585)	(86)	(104)
Prior service cost	(47)	(42)	90	100

Total amounts recognized in accumulated other comprehensive loss	$(577)	$(627)	$—	$(8)

        The amount of pension liability at December 31, 2007 and 2006, recognized in accumulated other comprehensive loss, was $577 million and $627 million, respectively, of which $0 million and $84 million respectively, related to discontinued operations. The amount of pension liability at December 31, 2007 and 2006, recognized in accumulated other comprehensive loss, net of tax, was $486 million and $629 million, respectively.

Note 19 Employee benefits (Continued)

        The following amounts related to continuing operations have been recognized in the Company's Consolidated Balance Sheets at December 31, 2007 and 2006:

	December 31,
	Pension benefits		Other benefits
	2007	2006	2007	2006
Overfunded plans	$(379)	$(371)	$—	$—
Accrued pension cost current	22	13	18	18
Accrued pension cost non-current	335	473	197	204

Funded status	$(22)	$115	$215	$222

	December 31,
	2007	2006
Overfunded plans	$(379)	$(371)
Other employee related benefits that do not meet the criteria of SFAS 87	(1)	(2)

Prepaid pension and other employee benefits	$(380)	$(373)

	December 31,
	2007	2006
Employee related benefit costs attributable to pension plans	$40	$31
Employee related benefit costs that do not meet the criteria of SFAS 87	33	40

Total other current pension and other employee benefit liability	$73	$71

	December 31,
	2007	2006
Underfunded pension plans non-current	$335	$473
Underfunded other benefit plans non-current	197	204
Other employee related benefits that do not meet the criteria of SFAS 87	99	132

Total other non-current pension and other employee benefit liability	$631	$809

        The funded status, calculated by the projected benefit obligation (PBO) and fair value of plan assets, for pension plans with a PBO in excess of fair value of plan assets or fair value of plan assets in excess of PBO, respectively, was:

	December 31,
	2007			2006
	PBO	Assets	Difference	PBO	Assets	Difference
Underfunded plans	$2,383	$2,026	$357	$4,010	$3,524	$486
Overfunded plans	6,501	6,880	(379)	4,268	4,639	(371)

Total	$8,884	$8,906	$(22)	$8,278	$8,163	$115

Note 19 Employee benefits (Continued)

        The accumulated benefit obligation (ABO) for all defined benefit pension plans was $8,573 million and $7,976 million at December 31, 2007 and 2006, respectively. The funded status, calculated by the ABO and fair value of plan assets for pension plans with ABO in excess of fair value of plan assets or fair value of plan assets in excess of ABO, respectively was:

	December 31,
	2007			2006
	ABO	Assets	Difference	ABO	Assets	Difference
ABO exceeds assets	$347	$56	$291	$1,826	$1,438	$388
Assets exceed ABO	8,226	8,850	(624)	6,150	6,725	(575)

Total	$8,573	$8,906	$(333)	$7,976	$8,163	$(187)

        All of the Company's other postretirement benefit plans are unfunded.

Components of net periodic benefit cost and other amounts recognized in accumulated other comprehensive loss

        For the years ended December 31, 2007, 2006 and 2005, net periodic benefit cost consisted of the following:

	December 31,
	Pension benefits			Other benefits
	2007	2006	2005	2007	2006	2005
Service cost	$189	$180	$179	$1	$2	$3
Interest cost	361	329	342	12	12	17
Expected return on plan assets	(400)	(353)	(342)	—	—	—
Amortization transition liability	—	—	—	1	1	—
Amortization prior service cost	4	4	4	(11)	(11)	(6)
Amortization of net actuarial loss	31	39	44	7	8	7
Curtailments, settlements and special termination benefits	21	7	—	—	—	—
Other	3	1	—	1	1	1

Net periodic benefit cost	$209	$207	$227	$11	$13	$22

        The net actuarial loss and prior service cost for the defined benefit pension plans that is estimated to be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next year are $12 million and $14 million, respectively.

        The estimated net actuarial loss, transition cost and prior service cost for the defined benefit non-pension postretirement plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next year are $6 million, $1 million and ($11) million, respectively.

Assumptions

        The following weighted-average assumptions were used to determine benefit obligations at December 31, 2007 and 2006:

	December 31,
	Pension benefits		Other benefits
	2007	2006	2007	2006
Discount rate	5.16%	4.39%	6.17%	5.70%
Rate of compensation increase	2.35%	2.32%	—	—
Pension increase assumption	1.49%	0.98%	—	—

Note 19 Employee benefits (Continued)

        The discount rate assumption is derived from rates of high quality fixed income investments of appropriate durations for the respective plans.

        The following weighted-average assumptions were used to determine the net periodic benefit cost for years ended December 31, 2007, 2006 and 2005:

	December 31,
	Pension benefits			Other benefits
	2007	2006	2005	2007	2006	2005
Discount rate	4.39%	4.29%	4.58%	5.70%	5.50%	5.75%
Expected long-term return on plan assets	5.00%	4.92%	5.47%	—	—	—
Rate of compensation increase	2.32%	2.35%	2.16%	—	—	—

        The expected long-term rate of return on plan assets assumption is derived from the current and projected asset allocation, the current and projected types of investments in each asset category and the long-term historical returns for each investment type.

        The Company maintains non-pension postretirement benefit plans, which are generally contributory with participants' contributions adjusted annually.

	December 31,
	2007	2006
Health care cost trend rate assumed for next year	10.72%	11.74%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.96%	4.97%
Year that the rate reaches the ultimate trend rate	2017	2014

        A one-percentage-point change in assumed health care cost trend rates would have the following effects at December 31, 2007:

	1-percentage-point increase	1-percentage-point decrease
Effect on total of service and interest cost	$1	$(1)
Effect on postretirement benefit obligation	$15	$(13)

Plan assets

        The Company's pension plan weighted-average asset allocations at December 31, 2007 and 2006, and approximate long-term target allocations are as follows:

	Plan assets		Long-term target allocation
	December 31,
	2007	2006
Asset category:
Equity securities	32%	33%	20%–40%
Debt securities	55%	55%	50%–70%
Real estate	7%	7%	0%–15%
Other	6%	5%	0%–15%

Total	100%	100%

Note 19 Employee benefits (Continued)

        The pension plan assets for each individual plan are invested in accordance with statutory regulations, pension plan rules and decisions of the pension fund trustees. The investment allocation strategy is expected to remain consistent with historical averages.

        The Company periodically reviews the asset allocation in light of the duration of its pension liabilities and analysis trends and events that may affect assets values in order to initiate appropriate measures at an early stage.

        The Company does not expect any plan assets to be returned to the employer during the 12-month period ending December 31, 2008.

        At December 31, 2007 and 2006, the plan assets included approximately 623,000 shares and 630,000 shares of the Company's capital stock with a total value of $18 million and $11 million, respectively.

Contributions

        The Company made non-cash contributions of $49 million and $449 million of available-for-sale debt securities to certain of the Company's pension plans in Germany in 2007 and 2006, respectively. The Company also made cash contributions of $248 million and $199 million to other pension plans and $12 million and $18 million to other benefit plans during 2007 and 2006, respectively.

        The Company expects to contribute approximately $200 million to its pension plans and $18 million to its other postretirement benefit plans in 2008.

        The Company also maintains several defined contribution plans. The expense for these plans was $68 million, $55 million and $52 million in 2007, 2006 and 2005, respectively. The Company also contributed $20 million, $19 million and $61 million to multi-employer plans in 2007, 2006 and 2005, respectively.

Estimated future benefit payments

        The expected future cash flows to be paid by the Company in respect of pension and other postretirement benefit plans at December 31, 2007 are as follows:

		Other postretirement benefits
	Pension benefits
		Benefit payments	Medicare subsidies
2008	$543	$19	$(1)
2009	563	20	(1)
2010	556	20	(1)
2011	566	20	(1)
2012	577	20	(1)
Years 2013-2017	$2,986	$99	$(7)

        Additionally, the Medicare subsidies column represents payments estimated to be received from the United States government as part of the Medicare Prescription Drug, Improvement and Modernization Act of 2003. The United States government began making the subsidy payments for employers in 2006.

Note 20 Share-based payment arrangements

        The Company has three share-based payment plans, as more fully described in the respective sections below. Prior to January 1, 2006, the Company accounted for these plans in accordance with APB 25, and related FASB Interpretations, as permitted by SFAS 123. In connection with cash-settled warrant appreciation rights granted under the MIP, and the conditionally granted shares awarded under

Note 20 Share-based payment arrangements (Continued)

the LTIP, compensation cost was recognized in the Consolidated Income Statements in 2005 in accordance with APB 25. No stock-based compensation was recognized prior to January 1, 2006, for the warrants issued under the MIP and the stock options granted by the Company under the ESAP, as all warrants and stock options granted under these plans had exercise prices equal to, or greater than, the market value of the underlying shares on the date of grant.

        Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS 123R, using the modified-prospective transition method. Under that transition method, compensation cost recognized in 2006 includes i) compensation cost for all share-based payment arrangements granted prior to, but not yet vested as of, January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123, and ii) compensation cost for all share-based payment arrangements granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. Results for prior periods have not been restated. In 2007, the Company recorded a total charge of $32 million in respect of equity awards. In 2006, as a result of adopting SFAS 123R, the Company recorded a total charge of $18 million in respect of equity awards. The tax benefits in both years were insignificant. Charges recorded in respect of share-based liabilities are disclosed in the WAR section of this note.

        In May 2007, the Company repurchased, in two transactions, a total of 10 million of its shares for use in connection with share-based payment arrangements. At December 31, 2007, the Company had the ability to issue up to approximately 44 million new shares out of contingent capital in connection with share-based payment arrangements.

        As the primary trading market for the shares of ABB Ltd is the SWX Swiss Exchange (virt-x), on which the shares are traded in Swiss francs, certain data in the tables below related to the instruments granted under share-based payment arrangements are presented in Swiss francs.

        The following table illustrates the effect on net income and on income per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation in all periods presented prior to the adoption of SFAS 123R. The fair value of the securities offered to employees was determined on the date of grant using a lattice model.

2005
Net income, as reported	$735
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	31
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(39)

Pro forma net income	$727

Income per share:
Basic—as reported	$0.36
Basic—pro forma	$0.36
Diluted—as reported	$0.36
Diluted—pro forma	$0.35

MIP

        Under the MIP, the Company offers physically-settled warrants, cash-settled warrant appreciation rights (WARs) and, as of the May 2007 launch, options, to key employees for no consideration.

        The warrants and options granted under the MIP allow participants to purchase shares of ABB Ltd at predetermined prices. Participants may sell the warrants and options rather than exercise

Note 20 Share-based payment arrangements (Continued)

the right to purchase shares. Equivalent warrants are listed by a third-party bank on the SWX Swiss Exchange, which facilitates pricing and transferability of warrants granted under this plan. The options entitle the holder to request that a third-party bank purchase such options at the market price of equivalent warrants listed by the third-party bank in connection with that MIP launch. If the participant elects to sell the warrants or options, the instruments will thereafter be held by a third party, and, consequently, the Company's obligation to deliver shares will be toward this third party. Each WAR gives the participant the right to receive, in cash, the market price of an equivalent listed warrant on the date of exercise of the WAR. The WARs are non-transferable.

        Participants may exercise or sell warrants and options and exercise WARs after the vesting period, which is three years from the date of grant. Vesting restrictions can be waived in certain circumstances such as death or disability. All warrants, options and WARs expire six years from the date of grant.

  Warrants and options

        The fair value of each warrant and option is estimated on the date of grant using a lattice model that uses the assumptions noted in the table below. There were no grants under the MIP in 2005. Expected volatilities are based on implied volatilities from equivalent listed warrants on ABB Ltd shares. The expected term of the warrants and options granted has been assumed to be the contractual six-year life of each warrant and option, based on the fact that after the vesting period, a participant can elect to sell the warrant or option rather than exercise the right to purchase shares, thereby realizing the time value of the warrants and options. The risk-free rate is based on a six-year Swiss franc interest rate, reflecting the six-year contractual life of the warrants and options. In estimating forfeitures, the Company has used the data from previous comparable MIP launches.

	2007 grant	2006 grant
Expected volatility	27%	28%
Dividend yield	1.14%	1.06%
Expected term	6 years	6 years
Risk-free interest rate	3.00%	2.30%

        Presented below is a summary of the activity related to warrants and options for the year ended December 31, 2007:

	Number of instruments	Number of shares(1)	Weighted- average exercise price (in Swiss francs)(2)(3)	Weighted- average remaining contractual term (in years)(3)	Aggregate intrinsic value (in millions of Swiss francs)(4)
Outstanding at January 1, 2007	66,334,250	14,120,576	10.42
Granted	28,475,520	5,695,104	26.00
Exercised(5)	(35,433,500)	(7,937,168)	10.38
Forfeited	(1,638,495)	(327,699)	16.35
Expired	(62,500)	(15,758)	13.49
Outstanding at December 31, 2007	57,675,275	11,535,055	17.97	4.3	169
Vested and expected to vest at December 31, 2007	54,640,796	10,928,159	17.64	4.2	164
Exercisable at December 31, 2007	19,819,975	3,963,995	8.22	2.8	97

(1)
The information in the table above aggregates warrants with different conversion ratios. Warrants granted in 2001 require the exercise of 100 warrants for 25.21 shares of ABB Ltd. Warrants granted in 2003, 2004, 2006 and 2007 require the exercise of five warrants for one share of ABB Ltd. The options granted in 2007 require the exercise of five options for one share of ABB Ltd. No warrants were granted in 2002 and 2005. Information presented reflects the number of shares of ABB Ltd that can be received upon exercise.

Note 20 Share-based payment arrangements (Continued)

(2)
Information presented reflects the exercise price per share of ABB Ltd.

(3)
Information presented is weighted on the number of shares.

(4)
Computed using the closing price, in Swiss francs, of ABB Ltd shares on the SWX Swiss Exchange (virt-x) and the exercise price per share of ABB Ltd.

(5)
The cash received upon exercise amounted to $68 million. The shares were issued out of contingent capital.

        Of the outstanding instruments at December 31, 2007, 2006, and 2005, 9.5 million, 14.4 million and 9.9 million, respectively, have been sold to a third-party by participants, representing 1.9 million, 3.5 million and 2.5 million shares, respectively.

        At December 31, 2007, there was $26 million of total unrecognized compensation cost related to non-vested warrants and options granted under the MIP. That cost is expected to be recognized over a weighted-average period of 2.3 years. The weighted-average grant-date fair value of warrants and options granted during 2007 and 2006 was 1.35 Swiss francs and 0.73 Swiss francs, respectively. The aggregate intrinsic value (on the days of exercise) was 117 million Swiss francs. There were no exercises of these instruments in 2006 and 2005.

        Presented below is a summary, by launch, related to instruments outstanding at December 31, 2007:

Exercise price (in Swiss francs)(1)	Number of instruments	Number of shares(2)	Weighted-average remaining contractual term (in years)(3)
7.00	5,545,750	1,109,150	1.9
7.50	12,712,500	2,542,500	2.9
15.30	11,430,000	2,286,000	4.1
26.00	27,987,025	5,597,405	5.4

Total number of instruments and shares	57,675,275	11,535,055	4.3

(1)
Information presented reflects the exercise price per share of ABB Ltd.

(2)
Information presented reflects the number of shares of ABB Ltd that can be received upon exercise.

(3)
Information presented is weighted on the number of shares.

  WARs

        As each WAR gives the holder the right to receive cash equal to the market price of an equivalent listed warrant on date of exercise, the Company records a liability based upon the fair value of outstanding WARs at each period end, accreted on a straight-line basis over the three-year vesting period. In selling, general and administrative expenses, the Company recorded expense of $142 million, $106 million and $31 million for 2007, 2006 and 2005, respectively, as a result of changes in both the fair value and vested portion of the outstanding WARs. To hedge its exposure to fluctuations in the fair value of outstanding WARs, the Company purchased cash-settled call options, which entitle the Company to receive amounts equivalent to its obligations under the outstanding WARs. In accordance with EITF 00-19, the cash-settled call options have been recorded as assets measured at fair value (see Note 4), with subsequent changes in fair value recorded through earnings to the extent that they offset the change in fair value of the liability for the WARs. In 2007, 2006 and 2005, the Company recognized income of $132 million, $97 million and $26 million, respectively, in selling, general and administrative expenses related to the cash-settled call options.

Note 20—Share-based payment arrangements (Continued)

        The aggregate fair value of outstanding WARs was $220 million and $176 million at December 31, 2007 and 2006, respectively. The fair value of WARs was determined based upon the trading price of equivalent warrants listed on the SWX Swiss Exchange.

        Presented below is a summary of activity of WARs granted to participants for the year ended December 31, 2007:

Number of WARs
Outstanding at January 1, 2007	89,567,000
Granted	6,163,935
Exercised	(34,460,575)
Forfeited	(766,225)
Expired	(1,625,000)
Outstanding at December 31, 2007	58,879,135
Exercisable at December 31, 2007	21,966,000

        The aggregate fair value at date of grant of WARs granted in 2007 and 2006 was $7 million and $19 million, respectively. No WARs were granted in 2005. In 2007, 2006 and 2005, share-based liabilities of $106 million, $18 million and $1 million, respectively, were paid upon exercise of WARs by participants.

ESAP

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

	2007 grant	2006 grant	2005 grant
Expected volatility	34%	30%	27%
Dividend yield	0.89%	0.81%	0.97%
Expected term	1 year	1 year	1 year
Risk-free interest rate	2.82%	2.13%	1.40%

Note 20—Share-based payment arrangements (Continued)

        Presented below is a summary of activity under the ESAP during the year ended December 31, 2007:

	Number of shares(1)	Weighted-average exercise price (in Swiss francs)(2)	Weighted-average remaining contractual term (in years)	Aggregate intrinsic value (in millions of Swiss francs)(2)(3)
Outstanding at January 1, 2007	4,022,310	18.55
Granted	2,772,670	34.98
Forfeited	(163,930)	18.55
Exercised(4)	(3,730,651)	18.55
Not exercised (savings returned plus interest)	(127,729)	18.55
Outstanding at December 31, 2007	2,772,670	34.98	0.8	—
Vested and expected to vest at December 31, 2007	2,658,991	34.98	0.8	—
Exercisable at December 31, 2007	—	—	—	—

(1)
Includes shares represented by ADS.

(2)
Information presented for ADS is based on equivalent Swiss franc denominated awards.

(3)
Computed using the closing price, in Swiss francs, of ABB Ltd shares on the SWX Swiss Exchange (virt-x) and the exercise price of each option in Swiss francs.

(4)
The cash received upon exercise amounted to $61 million and the corresponding tax benefit was $13 million. The shares were issued out of contingent capital.

        The exercise prices per ABB Ltd share and per ADS of 34.98 Swiss francs and $29.78, respectively, for the 2007 grant, 18.55 Swiss francs and $14.75, respectively, for the 2006 grant, and 10.30 Swiss francs and $7.88, respectively, for the 2005 grant were determined using the closing price of the ABB Ltd share on SWX Swiss Exchange (virt-x) and ADS on the New York Stock Exchange on the respective grant dates.

        At December 31, 2007, there was $10 million of total unrecognized compensation cost related to non-vested options granted under the ESAP. That cost will be recognized over the first 10 months of 2008. The weighted-average grant-date fair value of options granted during 2007, 2006 and 2005, was 4.93 Swiss francs, 2.32 Swiss francs and 1.12 Swiss francs, respectively. The total intrinsic value (on the day of exercise) of options exercised in 2007, 2006 and 2005 was 61 million Swiss francs, 50 million Swiss francs and 22 million Swiss francs, respectively.

LTIP

        The Company has an LTIP for members of its Executive Committee and other executives (Eligible Participants), as defined in the terms of the LTIP and determined by the Company's Governance, Nomination and Compensation Committee. The LTIP involves annual grants (subject to market and vesting conditions) of the Company's stock and, as of the 2006 launch, contains a co-investment component, in addition to the share-price performance component existing in the previous launches.

        Under the share-price performance component, the number of shares conditionally granted is dependent upon the base salary of the Eligible Participant. The actual number of shares that each Eligible Participant will receive free-of-charge at a future date is dependent on i) the performance of ABB Ltd shares during a defined period (Evaluation Period) compared to those of a selected peer group of publicly-listed multinational companies and ii) the term of service of the respective Eligible

Note 20—Share-based payment arrangements (Continued)

Participant in their capacity as an Eligible Participant during the Evaluation Period. The actual number of shares received after the Evaluation Period cannot exceed 100 percent of the conditional grant.

        The performance of the Company compared to its peers over the Evaluation Period will be measured as the sum, in percentage terms, of the average percentage price development of the ABB Ltd share price over the Evaluation Period and an average annual dividend yield percentage (the Company's Performance).

        In order for shares to vest, the Company's Performance over the Evaluation Period must be positive and equal to or better than half of the defined peers. The actual number of shares to be delivered by the Company, after the end of the Evaluation Period, will be dependent on the Company's ranking in comparison with the defined peers. The full amount of the conditional grant will vest if the Company's Performance is better than three-quarters of the defined peers.

        Under the co-investment component of the LTIP, each Eligible Participant is invited to invest in the Company's shares, up to an individually defined maximum number of shares. If the Eligible Participant remains the owner of such shares until the end of the Evaluation Period, the Company will deliver free-of-charge to the Eligible Participant a matching number of shares.

        In May 2007, 666,951 shares were conditionally granted to Eligible Participants under the 2007 launch of the LTIP, representing the total of the share price performance and co-investment components.

        In September 2006, 733,173 shares were conditionally granted to Eligible Participants under the 2006 launch of the LTIP, representing the total of the share price performance and co-investment components. In March 2007, a further 83,052 shares were conditionally granted under the 2006 launch to new Eligible Participants.

        In December 2005, 1,044,456 shares were conditionally granted to Eligible Participants under the 2005 launch of the LTIP. In March 2007, a further 59,150 shares were conditionally granted under the 2005 launch to a new Eligible Participant.

        Presented below is a summary of launches of the LTIP:

Launch year	Evaluation Period	Conditionally granted shares outstanding at December 31, 2007	Reference price (Swiss francs)(1)
2005	March 15, 2005, to March 15, 2008	928,646	7.15
2006	March 15, 2006, to March 15, 2009	730,994	15.48
2007	March 15, 2007, to March 15, 2010	605,776	21.08

(1)
For the purpose of comparison with the peers, the reference price is calculated as the average of the closing prices of the ABB Ltd share on SWX Swiss Exchange (virt-x) over the 20 trading days preceding March 15 of the respective launch year.

        Presented below is a summary of activity under the LTIP for the year ended December 31, 2007:

	Number of shares	Weighted-average grant-date fair value per share (Swiss francs)
Nonvested at January 1, 2007	1,773,632	13.84
Granted	809,153	23.75
Forfeited	(317,369)	15.52
Nonvested at December 31, 2007	2,265,416	17.14

Note 20—Share-based payment arrangements (Continued)

        Effective January 1, 2006, the Company accounts for the LTIP in accordance with SFAS 123R. The charge is based on the market price of the ABB Ltd share on grant date and is recorded in selling, general and administrative expenses over the vesting period, which is from grant date to the end of the Evaluation Period. Prior to January 1, 2006, the Company accounted for awards under the LTIP using the intrinsic value method of APB 25. The LTIP was deemed to be a variable plan in accordance with APB 25. Accordingly, changes in the fair value of the Company's stock and number of shares anticipated to vest resulted in a change in the intrinsic value and amount of the awards, with a corresponding change to compensation expense over the vesting period.

        The aggregate fair value, at the dates of grant, of shares conditionally granted in 2007, 2006 and 2005 was approximately $16 million, $10 million and $9 million, respectively.

        At December 31, 2007, there was $17 million of total unrecognized compensation cost related to non-vested shares conditionally granted under the LTIP. Such cost is expected to be recognized over a weighted-average period of 1.7 years. The total grant-date fair value of shares that vested during 2006 was 3 million Swiss francs. The first LTIP vested in 2006 and no grants under LTIP vested in 2007. The weighted-average grant-date fair value of shares conditionally granted during 2007, 2006 and 2005, was 23.75 Swiss francs, 16.75 Swiss francs and 11.53 Swiss francs, respectively.

Other share-based payments

        The Company has other insignificant share-based payment arrangements. In 2007, such arrangements represented an aggregate grant of less than half a million shares and the expense recorded in selling, general and administrative expenses for such arrangements totaled $3 million. The 2006 and 2005 amounts were insignificant.

Note 21—Stockholders' equity

        At December 31, 2007, the Company had 2,570,314,947 authorized shares, of which 2,316,015,102 were registered and issued. At December 31, 2006, the Company had 2,370,314,947 authorized shares, of which 2,187,756,317 shares were registered and issued.

        In 2005, 30,298,913 ABB Ltd shares were reserved to cover part of the Company's asbestos liabilities. These shares were contributed to the CE Asbestos PI Trust on April 21, 2006, and resulted in a reduction in asbestos obligations by $407 million, the fair value of the shares on the date of contribution. This amount was offset by a corresponding increase in capital stock and additional paid-in capital in the Consolidated Balance Sheets.

        As described in Note 13, during 2007, the bondholders of the Company's 1 billion Swiss franc convertible bonds converted their bonds, resulting in the issuance of 105 million shares and an increase in capital stock and additional paid-in capital of $830 million.

        During 2007, the Company purchased on the open market 10 million of its own shares for use in connection with share-based payment arrangements. These transactions resulted in an increase in treasury stock of $199 million.

        In November 2007, the Company issued 3.7 million shares from contingent capital stock for the purposes of fulfilling the Company's obligations under the ESAP. This share issuance resulted in an increase in capital stock and additional paid-in capital of $60 million.

        Upon and in connection with each launch of the Company's MIP, the Company sold call options to a bank at fair value, giving the bank the right to acquire shares equivalent to the number of shares represented by the MIP warrant and WAR awards to participants. Under the terms of the agreement with the bank, the call options can only be exercised by the bank to the extent that MIP participants

Note 21—Stockholders' equity (Continued)

have either sold or exercised their warrants or exercised their WARs. During 2007, the bank holding call options (related to MIP launches during 2001, 2003 and 2004), which had been issued by the Company at fair value and with strike prices ranging from 7.00 to 13.49 Swiss francs, exercised a portion of the call options held. As a result, approximately 19.6 million shares were issued by the Company and there was a net increase in capital stock and additional paid-in capital of $181 million.

        At December 31, 2007, a total of 23 million call options, representing the same number of shares, and with strike prices ranging from 7.00 to 26.00 Swiss francs were held by the bank. These call options expire in periods ranging from December 2009 to May 2013. However, at December 31, 2007, only 4.1 million of these instruments, with strike prices ranging from 7.00 to 26.00 Swiss francs, could be exercised under the terms of the agreement with the bank.

        In addition to the above, at December 31, 2007, the Company had further outstanding obligations to deliver:

  •
  Up to 3.0 million shares, at a strike price of 26.00 Swiss francs, relating to the options granted under the 2007 launch of the MIP, vesting in May 2010 and expiring in May 2013;

  •
  Up to 2.8 million shares, at a strike price of 34.98 Swiss francs, to employees under the ESAP, vesting and expiring in November 2008;

  •
  Up to 2.3 million shares free-of-charge to Eligible Participants under the 2007, 2006 and 2005 launches of the LTIP, vesting and expiring in March 2010, 2009 and 2008, respectively;

  •
  Less than half a million shares in connection with certain other share-based payment arrangements with employees.

        See Note 20 for a description of the above share-based payment arrangements.

        Dividends are payable to the Company's stockholders based on the requirements of Swiss law, ABB Ltd's Articles of Incorporation and stockholders' equity as reflected in the unconsolidated financial statements of ABB Ltd, Zurich prepared in compliance with Swiss law. At December 31, 2007, of the 12,833 million Swiss francs stockholders' equity reflected in such unconsolidated financial statements, 5,790 million Swiss francs is share capital, 4,096 million Swiss francs is restricted, 1,175 million Swiss francs is unrestricted and 1,772 million Swiss francs is available for distribution. At December 31, 2006, of the 10,631 million Swiss francs stockholders' equity reflected in such unconsolidated financial statements, 5,469 million Swiss francs is share capital, 2,902 million Swiss francs is restricted, 1,512 million Swiss francs is unrestricted and 748 million Swiss francs is available for distribution.

        In February 2008, the Board of Directors announced that a proposal will be put to the Annual General Meeting to reduce the nominal value of the shares from CHF 2.50 to CHF 2.02 and distribute CHF 0.48 per share. In addition, the Company announced its decision to launch a share buyback program up to a maximum value of 2.2 billion Swiss francs (equivalent to approximately $2 billion at the then valid exchange rates).

Note 22 Earnings per share

        Basic earnings (loss) per share is calculated by dividing income (loss) by the weighted-average number of shares outstanding during the year. Diluted earnings (loss) per share is calculated by dividing income (loss) by the weighted-average number of shares outstanding during the year, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise: outstanding written call options; outstanding options and shares granted subject to market and/or vesting conditions under the Company's share-based payment arrangements; and, prior to September 2007, shares issuable in relation to outstanding convertible bonds. In 2007, 2006 and 2005, outstanding securities representing a maximum of 3 million, 4 million and 133 million shares, respectively, were excluded from the calculation of diluted earnings (loss) per share as their inclusion would have been anti-dilutive.

	Year ended December 31,
	2007	2006	2005
Income from continuing operations before cumulative effect of accounting change	$3,171	$1,532	$867
Income (loss) from discontinued operations, net of tax	586	(142)	(127)
Cumulative effect of accounting change, net of tax	—	—	(5)

Net income	$3,757	$1,390	$735

Weighted-average number of shares outstanding (in millions)	2,258	2,128	2,029
Basic earnings (loss) per share:
Income from continuing operations before cumulative effect of accounting change	$1.40	$0.72	$0.43
Income (loss) from discontinued operations, net of tax	0.26	(0.07)	(0.07)
Cumulative effect of accounting change, net of tax	—	—	0.00

Net income	$1.66	$0.65	$0.36

	Year ended December 31,
	2007	2006	2005
Income from continuing operations before cumulative effect of accounting change	$3,171	$1,532	$867
Effect of dilution:
Interest on convertible bonds, net of tax	9	29	26

Income from continuing operations before cumulative effect of accounting change, adjusted	3,180	1,561	893
Income (loss) from discontinued operations, net of tax	586	(142)	(127)
Cumulative effect of accounting change, net of tax	—	—	(5)

Net income, adjusted	$3,766	$1,419	$761

Weighted-average number of shares outstanding (in millions)	2,258	2,128	2,029
Effect of dilutive securities:
Call options and shares	18	15	4
Convertible bonds	32	105	105

Dilutive weighted-average number of shares outstanding (in millions)	2,308	2,248	2,138

Diluted earnings (loss) per share:
Income from continuing operations before cumulative effect of accounting change	$1.38	$0.69	$0.42
Income (loss) from discontinued operations, net of tax	0.25	(0.06)	(0.06)
Cumulative effect of accounting change, net of tax	—	—	0.00

Net income, adjusted	$1.63	$0.63	$0.36

Note 23 Transformer business and other restructuring charges

        In 2005, the Company announced its decision to consolidate its global transformer business in the Power Products division, including closing certain plants and employment reductions, as a result of

Note 23 Transformer business and other restructuring charges (Continued)

overcapacity, increasing raw material costs and a regional shift in demand experienced by the transformer business. This consolidation program is expected to be completed by the end of 2008 and will result in approximately $240 million of total charges.

        During 2007, the Company recorded an expense of $34 million; $23 million was recorded in cost of sales, $2 million in selling, general and administrative expenses and $9 million in other income (expense) net. This expense consisted of $15 million charges related to employee severance costs, $9 million of estimated contract settlement and loss order costs and $10 million related to inventory and long-lived asset impairments.

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

        Liabilities associated with these expenses are expected to be settled primarily by the end of 2008 and consisted of the following:

	Employee severance costs	Contractual settlement/(loss) order costs	Total
Liability at December 31, 2005	$51	$31	$82
Expenses	3	47	50
Cash payments	(19)	(44)	(63)
Exchange rate differences	4	3	7
Changes in estimates	(13)	—	(13)

Liability at December 31, 2006	$26	$37	$63
Expenses	17	15	32
Cash payments	(10)	(31)	(41)
Exchange rate differences	2	3	5
Change in estimates	(2)	(6)	(8)

Liability at December 31, 2007	$33	$18	$51

        The Company will continue to assess other potential losses and costs it might incur in relation to the transformer business consolidation program. These future costs are not yet accruable; however, the Company expects that total costs incurred throughout the duration of the transformer business consolidation program will be in line with the Company's original estimate.

        In addition to the transformer business consolidation described above, the Company continues to restructure individual facilities and factories to increase efficiency by reducing headcount and streamlining operations. At December 31, 2007 and 2006, liabilities related to these other programs consisted of $14 million and $17 million, respectively, for workforce reductions and $8 million and $17 million, respectively, for lease termination and other exit costs. These lease termination and other exit costs will be paid over approximately five years as lease shortfall payments are made.

Note 24 Operating segment and geographic data

        Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS 131), establishes standards for reporting information about operating segments. The Chief Operating Decision Maker (CODM), as defined by SFAS 131, is the Company's

Note 24 Operating segment and geographic data (Continued)

Executive Committee. The CODM allocates resources to and assesses the performance of each operating segment using the information outlined below. Effective January 1, 2006, the Company's operating segments, included Power Products, Power Systems, Automation Products, Process Automation, and Robotics. The remaining operations of the Company are included in Non-core and Other.

  •
  Power Products manufactures and sells high- and medium-voltage switchgear and apparatus, circuit breakers for all current and voltage levels, power and distribution transformers, and sensors for electric, gas and water utilities for industrial and commercial customers.

  •
  Power Systems installs and upgrades transmission and distribution systems and power plant automation and electrification solutions, incorporating components manufactured by both the Company and by third parties.

  •
  Automation Products produces low-voltage switchgear, breakers, switches, control products, DIN-rail components, enclosures, wiring accessories, instrumentation, drives, motors, generators, power electronics systems, and services related to these products that help customers to increase productivity, save energy, and increase safety.

  •
  Process Automation develops and sells control, plant optimization, automation products and solutions, industry specific application knowledge and services for the pulp and paper, metals and minerals, chemicals and pharmaceuticals, oil and gas, utility automation, marine and turbocharging industries.

  •
  Robotics offers robot products, systems and service for the automotive and other manufacturing industries.

  •
  Non-core and Other includes the following:

  •
  The Company's Real Estate activities which principally manage the use of the majority of its real estate assets and facilities which was reclassified from Corporate to Non-core and Other effective January 1, 2006;

  •
  The remaining Equity Ventures business (see Note 12); and

  •
  The remaining Distributed Energy business and some other minor businesses.

  •
  Corporate/Other includes Headquarters, Central Research and Development and Group Treasury Operations.

        The Company evaluates performance of its segments based on earnings before interest and taxes, which excludes interest and dividend income, interest and other finance expense, provision for taxes, minority interest, and income (loss) from discontinued operations, net of tax. In accordance with SFAS 131, the Company presents division revenues, depreciation and amortization, earnings before interest and taxes, net operating assets and capital expenditures. The Company accounts for inter-division sales and transfers as if the sales and transfers were to third parties, at current market prices.

Note 24 Operating segment and geographic data (Continued)

        The following tables summarize information for each segment:

2007	Revenues	Depreciation and amortization	Earnings before interest and taxes	Total assets	Capital expenditures(1)
Power Products	$9,777	$131	$1,596	$5,770	$209
Power Systems	5,832	57	489	4,167	50
Automation Products	8,644	150	1,477	5,371	193
Process Automation	6,420	109	683	4,111	91
Robotics	1,407	21	79	821	14
Non-core and Other	424	84	9	1,904	110
Corporate	1,140	45	(310)	8,726	82
Inter-division elimination	(4,461)	—	—	—	—

Consolidated	$29,183	$597	$4,023	$30,869	$749

2006	Revenues	Depreciation and amortization	Earnings before interest and taxes	Total assets	Capital expenditures(1)
Power Products	$7,275	$119	$939	$4,322	$145
Power Systems	4,544	59	279	3,345	26
Automation Products	6,837	138	1,053	4,554	148
Process Automation	5,448	114	541	3,644	70
Robotics	1,288	23	1	750	14
Non-core and Other	382	71	65	2,264	71
Corporate	925	31	(321)	4,866	46
Inter-division elimination	(3,418)	—	—	—	—

Consolidated	$23,281	$555	$2,557	$23,745	$520

2005	Revenues	Depreciation and amortization	Earnings before interest and taxes	Total assets	Capital expenditures(1)
Power Products	$6,185	$133	$600	$3,377	$131
Power Systems	4,085	57	187	2,787	26
Automation Products	5,897	151	822	3,782	158
Process Automation	4,996	117	398	3,214	37
Robotics	1,699	28	91	933	16
Non-core and Other	415	69	14	2,294	70
Corporate	436	16	(401)	4,373	13
Inter-division elimination	(2,749)	—	—	—	—

Consolidated	$20,964	$571	$1,711	$20,760	$451

(1)
Capital expenditures reflect cash outflow towards purchases of tangible and intangible fixed assets.

Note 24 Operating segment and geographic data (Continued)

Geographic information

	Revenues Year ended December 31,			Long-lived assets at December 31,
	2007	2006	2005	2007	2006
Europe	$13,322	$10,969	$10,154	$2,358	$2,082
The Americas	5,247	4,394	4,114	258	213
Asia	7,480	5,863	5,000	522	405
Middle East and Africa	3,134	2,055	1,696	108	93

	$29,183	$23,281	$20,964	$3,246	$2,793

        Revenues have been reflected in the regions based on the location of the customer. China generated approximately 11 percent, 12 percent and 10 percent of the Company's total revenues in 2007, 2006 and 2005, respectively. The United States generated approximately 11 percent, 11 percent and 12 percent of the Company's total revenues in 2007, 2006 and 2005, respectively. Germany generated approximately 8 percent, 8 percent and 9 percent of the Company's total revenues in 2007, 2006 and 2005, respectively. More than 95 percent of the Company's total revenues were generated outside Switzerland in 2007, 2006 and 2005. Long-lived assets represent property, plant and equipment, net, and are shown by location of the assets. Switzerland and Germany represented approximately 19 percent and 15 percent, respectively, of the Company's long-lived assets at December 31, 2007 and approximately 20 percent and 15 percent at December 31, 2006.

        The Company does not segregate revenues derived from transactions with external customers for each type or group of products and services. Accordingly, it is not practicable for the Company to present revenues from external customers by product and service type.

        Approximately 57 percent of the Company's employees are subject to collective bargaining agreements in various countries. These agreements are subject to various regulatory requirements and are renegotiated on a regular basis in the normal course of business.

Report of Independent Registered Public Accounting Firm

        The Board of Directors and Stockholders of ABB Ltd:

        We have audited the consolidated financial statements of ABB Ltd as of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007, and have issued our report thereon dated March 7, 2008 (included elsewhere in this Annual Report on Form 20-F). Our audits also included the financial statement schedules listed in Item 18 (h) of this Annual Report on Form 20-F. This financial statement schedule is the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

        In our opinion, the financial statement schedule referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young AG

Zurich, Switzerland
March 7, 2008

S-1

Schedule II—Valuation and Qualifying Accounts

Description	Balance at the beginning of year	Additions	Deductions	Balance at the end of year
	($ in millions)
Accounts Receivable—allowance for doubtful accounts:
Year ending December 31,
2007	174	130	80	224
2006	192	75	93	174
2005	226	79	113	192

S-2

QuickLinks

TABLE OF CONTENTS
INTRODUCTION
FINANCIAL AND OTHER INFORMATION
FORWARD-LOOKING STATEMENTS
PART I
  Item 1. Identity of Directors, Senior Management and Advisers
  Item 2. Offer Statistics and Expected Timetable
  Item 3. Key Information
SELECTED FINANCIAL DATA
DIVIDENDS AND DIVIDEND POLICY
RISK FACTORS
  Item 4. Information on the Company
INTRODUCTION
BUSINESS DIVISIONS
DISCONTINUED OPERATIONS
CAPITAL EXPENDITURES
SUPPLIES AND RAW MATERIALS
RESEARCH AND DEVELOPMENT
PATENTS AND TRADEMARKS
SUSTAINABILITY ACTIVITIES
  Item 4A. Unresolved Staff Comments
  Item 5. Operating and Financial Review and Prospects
LIQUIDITY AND CAPITAL RESOURCES
  Item 6. Directors, Senior Management and Employees
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
  Item 15T. Controls and Procedures
  Item 16A. Audit Committee Financial Expert
  Item 16B. Code of Ethics
  Item 16C. Principal Accountant Fees and Services
  Item 16D. Exemptions from the Listing Standards for Audit Committees.
  Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
PART III
  Item 17. Financial Statements
  Item 18. Financial Statements
  Item 19. Exhibits
SIGNATURES
Index to Consolidated Financial Statements and Schedules
Report of management on internal control over financial reporting
Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
ABB Ltd Consolidated Income Statements for the years ended December 31, 2007, 2006 and 2005
ABB Ltd Consolidated Balance Sheets at December 31, 2007 and 2006
ABB Ltd Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005
ABB Ltd Consolidated Statements of Changes in Stockholders' Equity For the years ended December 31, 2007, 2006 and 2005
Report of Independent Registered Public Accounting Firm
Schedule II—Valuation and Qualifying Accounts