Form 20-F
period 2008-12-31
ABB LTD
filed 2009-03-10
CIK 1091587

Use these links to rapidly review the document

Index to Consolidated Financial Statements and Schedules

As filed with the Securities and Exchange Commission on March 10, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
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

          Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one Registered Share Registered Shares, par value CHF 2.02	New York Stock Exchange New York Stock Exchange*

          Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

          Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

          Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 2,322,792,835 Registered Shares (including treasury shares)

          Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒    No ☐

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

          Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: U.S. GAAP ☒ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☐

          If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. item 17    ☐ item 18 ☐

          If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐    No ☒

*
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

FINANCIAL AND OTHER INFORMATION

        ABB Ltd has prepared its statutory unconsolidated financial statements in accordance with the Swiss Code of Obligations. The Consolidated Financial Statements of ABB Ltd, including the notes thereto, as of December 31, 2008 and 2007 and for each of the years in the three-year period ended December 31, 2008 (our Consolidated Financial Statements) have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP).

        In this report: (i)"$," "U.S. dollars" and "USD" refer to the lawful currency of the United States of America; (ii) "CHF" and "Swiss francs" refer to the lawful currency of Switzerland; (iii) "€" and "euro" refer to the lawful currency of the participating member states of the European Economic and Monetary Union (Eurozone); (iv) "SEK" and "Swedish krona" refer to the lawful currency of Sweden; (v) "£," "sterling," "pounds sterling" and "GBP" refer to the lawful currency of the United Kingdom; (vi) "Indian rupee" refers to the lawful currency of India; and (vii) "Chinese renminbi" refers to the lawful currency of the People's Republic of China.

        Except as otherwise stated, all monetary amounts in this report are presented in U.S. dollars. Where specifically indicated, amounts in Swiss francs have been translated into U.S. dollars. These translations are provided for convenience only, and they are not representations that the Swiss franc could be converted into U.S. dollars at the rate indicated. These translations have been made using the twelve o'clock buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2008, unless otherwise indicated. The twelve o'clock buying rate for Swiss francs on December 31, 2008 was $1.00 = CHF 1.0673. The twelve o'clock buying rate for Swiss francs on March 6, 2009 was $1.00 = CHF 1.1525.

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

        By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the countries and industries in which we operate, may differ materially from those described in or suggested by the forward-looking statements contained in this report. In addition, even if our results of operations, financial condition and liquidity, and the development of the countries and industries in which we operate, are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause actual results to differ materially from our expectations are contained in cautionary statements in this report and include, without limitation, the following:

  •
  Our business is exposed to risks associated with the ongoing financial crisis, the weakening of the global economy and political conditions

  •
  Illegal behavior by any of our employees or agents could have a material adverse impact on our consolidated operating results, cash flows, and financial position as well as on our reputation and our ability to do business.

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

  •
  If we fail to make the payments required under the Modified Plan of Reorganization for Combustion Engineering (the CE Plan) we could trigger an injunction default which would lead to the termination of the channeling injunction under the CE Plan.

  •
  If we are unable to obtain performance and other guarantees from financial institutions, we may be prevented from bidding on, or obtaining, some contracts, or our costs with respect to such contracts could be higher.

  •
  If we cannot successfully implement the planned integration of our different Enterprise Resource Planning (ERP) systems, then we may be unable to produce reliable accounts, and our business and reputation may be adversely affected.

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

        Our selected financial data are presented in the following tables in accordance with U.S. GAAP and have been derived from our published Consolidated Financial Statements. Our Consolidated Financial Statements as of and for each of the years ended December 31, 2008, 2007, 2006, 2005 and 2004 were audited by Ernst & Young AG, except for the 2004 financial statements of Jorf Lasfar Energy Company S.C.A. (Jorf Lasfar), a corporation in which, prior to its sale in May 2007, we had a 50 percent interest, which were audited by other independent auditors.

        The Consolidated Financial Statements as of December 31, 2004 have not been audited after the reclassifications of certain businesses between continuing operations and discontinued operations.

INCOME STATEMENT DATA(1):

	Year ended December 31,
	2008	2007	2006	2005	2004
	($ in millions, except per share data)
Total revenues	34,912	29,183	23,281	20,964	18,987
Total cost of sales	(23,972)	(20,215)	(16,537)	(15,510)	(14,219)
Gross profit	10,940	8,968	6,744	5,454	4,768
Selling, general and administrative expenses	(5,822)	(4,975)	(4,326)	(3,780)	(3,672)
Other income (expense), net	(566)	30	139	37	(41)
Earnings before interest and taxes	4,552	4,023	2,557	1,711	1,055
Interest and dividend income	315	273	147	153	146
Interest and other finance expense	(349)	(286)	(307)	(407)	(355)
Income from continuing operations before taxes, minority interest and cumulative effect of accounting change	4,518	4,010	2,397	1,457	846
Provision for taxes	(1,119)	(595)	(686)	(464)	(258)
Minority interest	(260)	(244)	(179)	(126)	(100)
Income from continuing operations before cumulative effective of accounting change	3,139	3,171	1,532	867	488
Income (loss) from discontinued operations, net of tax(2)	(21)	586	(142)	(127)	(523)
Income (loss) before cumulative effect of accounting change	3,118	3,757	1,390	740	(35)
Cumulative effect of accounting change, net of tax(3)	—	—	—	(5)	—
Net income (loss)	3,118	3,757	1,390	735	(35)
Basic earnings (loss) per share:
Income from continuing operations before cumulative effect of accounting change	1.37	1.40	0.72	0.43	0.24
Income (loss) from discontinued operations, net of tax	(0.01)	0.26	(0.07)	(0.07)	(0.26)
Cumulative effect of accounting change, net of tax	—	—	—	—	—
Net income (loss)	1.36	1.66	0.65	0.36	(0.02)
Diluted earnings (loss) per share:
Income from continuing operations before cumulative effect of accounting change	1.37	1.38	0.69	0.42	0.24
Income (loss) from discontinued operations, net of tax	(0.01)	0.25	(0.06)	(0.06)	(0.26)
Cumulative effect of accounting change, net of tax	—	—	—	—	—
Net income (loss)	1.36	1.63	0.63	0.36	(0.02)

BALANCE SHEET DATA(1):

	At December 31,
	2008	2007	2006	2005	2004
	($ in millions)
Cash and equivalents	6,399	4,650	4,198	3,136	3,558
Marketable securities and short-term investments	1,407	3,460	528	368	524
Total assets	33,181	31,001	25,142	22,276	24,677
Long-term debt	2,009	2,138	3,160	3,932	4,717
Total debt(4)	2,363	2,674	3,282	4,096	5,334
Capital stock and additional paid-in capital	4,695	5,634	4,514	3,121	3,083
Total stockholders' equity	11,158	10,957	6,038	3,483	2,824

CASH FLOW DATA:

	Year ended December 31,
	2008	2007	2006	2005	2004
	($ in millions)
Net cash provided by (used in) operating activities	3,958	3,054	1,939	1,012	902
Net cash provided by (used in) investing activities	114	(2,291)	(694)	(316)	354
Net cash provided by (used in) financing activities	(2,119)	(625)	(392)	(896)	(2,745)

(1)
During 2006, Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (SFAS 123R) and Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 123(R) (SFAS 158) were adopted. For the impact of these standards, see "Note 17 Employee benefits" and "Note 18 Share-based payment arrangements" to our Consolidated Financial Statements. As of January 1, 2007, we adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). For the impact of FIN 48, see "Note 2 Significant accounting policies" and "Note 16 Taxes" to our Consolidated Financial Statements.

(2)
Income (loss) from discontinued operations, net of tax includes costs related to the Company's asbestos obligation of its U.S. subsidiary Combustion Engineering Inc., of approximately $31 million, $0 million, $70 million, $133 million and $262 million in 2008, 2007, 2006, 2005 and 2004 respectively. Income from discontinued operations in 2007 primarily relates to the gain of $530 million realized on the sale of the Company's downstream oil and gas business. For additional information, see "Item 5. Operating and Financial Review and Prospects" and "Note 3 Acquisitions, divestments and discontinued operations" and "Note 15 Commitments and contingencies" to the Consolidated Financial Statements.

(3)
We accounted for the adoption of Interpretation 47 of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (FIN 47) as a change in accounting principle in 2005. Based on our outstanding obligations, we recognized the cumulative effect of the accounting change of $5 million loss in 2005 in the Consolidated Income Statement.

(4)
Total debt is equal to the sum of short-term debt (including current maturities of long-term debt) and long-term debt.

        The weighted-average number of shares outstanding was as follows:

	Year ended December 31,
	2008	2007	2006	2005	2004
Weighted-average number of shares (in millions)	2,287	2,258	2,128	2,029	2,028

DIVIDENDS AND DIVIDEND POLICY

        Payment of dividends is subject to general business conditions, the ABB Group's current and expected financial condition and performance and other relevant factors including growth opportunities.

        Dividends may be paid only if ABB Ltd has sufficient distributable profits from previous fiscal years or sufficient free reserves to allow the distribution of a dividend. In addition, at least 5 percent of ABB Ltd's annual net profits must be retained and booked as legal reserves, unless these reserves already amount to 20 percent of ABB Ltd's share capital. As a holding company, ABB Ltd's main sources of income are dividend and interest from its subsidiaries. At December 31, 2008, of the CHF 12,567 million of stockholders' equity recorded in the unconsolidated statutory financial statements of ABB Ltd prepared in accordance with Swiss law, CHF 4,692 million was attributable to the share capital, CHF 1,633 million was attributable to legal reserves, CHF 1,032 million was attributable to reserves for treasury shares, CHF 2,655 million was attributable to other reserves and CHF 2,555 million represents net income and retained earnings available for distribution.

        ABB Ltd may only pay out a dividend if it has been proposed by a shareholder or the board of directors of ABB Ltd and approved at a general meeting of shareholders, and the auditors confirm that the dividend conforms to statutory law and the Articles of Incorporation of ABB Ltd. In practice, the shareholders' meeting usually approves dividends as proposed by the board of directors, if the board of directors' proposal is confirmed by the statutory auditors.

        Dividends are usually due and payable no earlier than three trading days after the shareholders' resolution. Dividends not collected within five years after the due date accrue to ABB Ltd and are allocated to its other reserves. For information about the deduction of withholding taxes from dividend payments, see "Item 10. Additional Information—Taxation."

        We have established a dividend access facility for shareholders who are resident in Sweden under which these shareholders may register with VPC AB (Sweden) (VPC), as a holder of up to 600,004,716 shares, and receive dividends in the Swedish kronor equivalent to the dividend paid in Swiss francs without deduction of Swiss withholding tax. For further information, see "Item 10. Additional Information—Taxation."

        Because ABB Ltd pays cash dividends, if any, in Swiss francs (subject to the exception for certain shareholders in Sweden described above), exchange rate fluctuations will affect the U.S. dollar amounts received by holders of ADSs upon conversion of those cash dividends by Citibank, N.A., the depositary, in accordance with the Amended and Restated Deposit Agreement dated May 7, 2001.

        ABB Ltd did not pay any dividends with respect to the year ended December 31, 2004. With respect to the years ended December 31, 2005 and December 31, 2006, ABB Ltd paid a dividend in May 2006 of CHF 0.12 (USD 0.10) per share and in May 2007 of CHF 0.24 (USD 0.20) per share. With respect to the year ended December 31, 2007, ABB Ltd paid a dividend in 2008 of CHF 0.48 (USD 0.46) per share by way of a nominal value reduction (reduction in the par value of each share). The USD amounts for each of the foregoing dividend payments made in CHF have been translated using the average rates of the month in which the dividends were paid.

        With respect to the year ended December 31, 2008, ABB Ltd's board of directors has proposed to pay a dividend of CHF 0.48 per share by way of a nominal value reduction, subject to approval by its shareholders at the May 2009 Annual General Meeting and certain subsequent actions required under Swiss law.

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

Our business is exposed to risks associated with the ongoing financial crisis, the weakening of the global economy and political conditions.

        Adverse changes in economic or political conditions, both inside and outside the U.S., could have a material adverse effect on our business, financial condition, results of operations and liquidity. During 2008, the volatility in the global financial markets reached unprecedented levels. Volatile oil prices, falling equity market values, declining business, weakened consumer confidence, risks of increased inflation and deflation and increased unemployment rates have created fears of a severe recession. These disruptions are likely to have an ongoing adverse effect on the world economy. We are unable to predict how long the economic downturn will last. A continuing economic downturn and financial market disruptions may adversely impact the demand for our products and services. For example, the current lack of confidence and the shortage of credit in the financial markets may prevent our customers and suppliers from obtaining the financing required to pursue their business activities as planned, and thereby force them to modify, delay or cancel plans to purchase or supply our products or services or to execute transactions. Payment terms, especially the level of advance payments in large orders, may become less favorable. In addition, if our customers do not generate sufficient revenue, or fail to obtain access to the capital markets, they may not be able to pay, or may delay payment of, the amounts they owe us. Customers with liquidity issues may lead to additional bad debt expense for us, which may adversely affect our results of operations and cash flows. In addition, we are subject to the risk that the counterparties to our credit agreements and hedging transactions may go bankrupt if they suffer catastrophic demand on their liquidity that will prevent them from fulfilling their contractual obligations to us.

        The U.S. Government recently enacted legislation and created several programs to help stabilize credit markets and financial institutions and restore liquidity, including the Emergency Economic Stabilization Act of 2008, the Federal Reserve's Commercial Paper Funding Facility (CPFF) and Money Market Investor Funding Facility, the Federal Deposit Insurance Corporation's (FDIC) Temporary Liquidity Guarantee Program. Additionally, the governments of many nations have announced similar measures for institutions in their respective countries. There is no assurance that these programs individually or collectively will have beneficial effects in the credit markets, will address credit or liquidity issues of companies that participate in the programs or will reduce volatility or uncertainty in the financial markets. The failure of these programs to have their intended effects could have a material adverse effect on the financial markets, which in turn could materially and adversely affect our business, financial condition and results of operations.

        Apart from the effects of the credit crisis and the economic slowdown that it entailed, our business environment is influenced by numerous other economic or political uncertainties which will affect the global economy and the international capital market. In periods of slow economic growth or decline, our customers are more likely to decrease expenditures on the types of products and systems we supply and we are more likely to experience decreased revenues as a result. Our Power Products and Power Systems divisions are affected by the level of investments by utilities, and our Process Automation, Automation Products, and Robotics divisions are affected by conditions in a broad range of industries, including the automotive, pharmaceutical, pulp and paper, metals and minerals and manufacturing and consumer industries. At various times during the last several years, we also have experienced, and may experience in the future, gross margin declines in certain businesses, reflecting the effect of items such as competitive pricing pressures, inventory write-downs, charges associated with the cancellation of planned expansion, increases in pension and postretirement benefit expenses, and increases in component and manufacturing costs resulting from higher labor and material costs borne by our manufacturers and suppliers that, as a result of competitive pricing pressures or other factors, we are unable to pass on to our customers. Economic downturns also may lead to restructuring actions and associated expenses. Uncertainty about future economic conditions makes it difficult for us to forecast operating results and to make decisions about future investments.

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

Illegal behavior by any of our employees or agents could have a material adverse impact on our consolidated operating results, cash flows, and financial position as well as on our reputation and our ability to do business.

        Certain of our employees or agents have taken, and may in the future take, actions that violate or are alleged to violate the U.S. Foreign Corrupt Practices Act of 1977 (FCPA), legislation promulgated pursuant to the 1997 Organization for Economic Co-operation and Development (OECD) Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, applicable antitrust laws and other applicable laws or regulations. For more information regarding investigations of past actions taken by certain of our employees, see "Item 8. Financial Information—Legal Proceedings." Such actions have resulted, and in the future could result, in governmental investigations, enforcement actions and civil and criminal penalties, including monetary penalties or other sanctions. It is possible that any governmental investigation or enforcement action arising from these matters could conclude that a violation of applicable law has occurred and the consequences of any such investigation or enforcement action may have a material adverse impact on our consolidated operating results, cash flows and financial position. In addition, such actions, whether actual or alleged, could damage our reputation and ability to do business.

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

        A significant amount of our operations are conducted in the emerging markets of Latin America, Asia, the Middle East and Africa. In 2008, approximately one-third of our consolidated revenues were generated from these emerging markets. Operations in emerging markets can present risks that are not encountered in countries with well-established economic and political systems, including:

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

  •
  Delays caused by local weather and geological conditions, including natural disasters;

  •
  Customer delays;

  •
  Shortages of construction equipment;

  •
  Supply bottlenecks, especially of key components; and

  •
  Suppliers', subcontractors' or consortium partners' failure to perform.

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

        Exchange rate fluctuations have had, and could continue to have, a material impact on our operating results, the comparability of our results between periods, the value of assets or liabilities as recorded on our Consolidated Balance Sheet and the price of our securities. The global financial crisis has led to increased volatility in exchange rates, which makes it harder to predict exchange rates and thus do accurate financial planning. Changes in exchange rates can unpredictably and adversely affect our consolidated operating results, and could result in exchange losses.

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

        If we are unable to successfully manage the risk of changes in exchange rates, interest rates or commodity prices or if our hedging counterparties are unable to perform their obligations under our hedging agreements with them, then substantial changes in these rates and prices could have an adverse effect on our financial condition and results of operations.

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

        We depend on third parties to supply raw materials and other components and may not be able to obtain sufficient quantities of these materials and components, which could limit our ability to manufacture products on a timely basis and could harm our profitability. For some raw materials and components, we rely on a single supplier or a small number of suppliers. If one of these suppliers were unable to provide us with a raw material or component we need, our ability to manufacture some of our products could be adversely affected until we are able to establish a new supply arrangement. We may be unable to find a sufficient alternative supply channel in a reasonable time period or on commercially reasonable terms, if at all. If our suppliers are unable to deliver sufficient quantities of materials on a timely basis, the manufacture and sale of our products may be disrupted, we might have obligations under our performance guarantees and our sales and profitability could be materially adversely affected.

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

        The principal competitors for our automation technology products, systems and services include Emerson Electric Co., Honeywell International, Inc., Invensys plc, Schneider Electric SA and Siemens AG. We primarily compete with Areva., Schneider Electric SA and Siemens AG in sales of our power technology products and systems to our utilities customers. The principal competitors with our Robotics business include Fanuc Robotics, Inc., Kuka Robot Group and Yaskawa Electric Corporation. All of our primary competitors are sophisticated companies with significant resources that may develop products and services that are superior to our products and services or may adapt more quickly than we do to new technologies, industry changes or evolving customer requirements. Our failure to anticipate or respond quickly to technological developments or customer requirements could adversely affect our business, results of operations, financial condition and liquidity.

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

        Our operations are subject to U.S., European and other laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Our manufacturing facilities use and produce paint residues, solvents, metals, oils and related residues. We use petroleum-based insulation in transformers, polyvinylchloride (PVC) resin to manufacture PVC cable and chloroparafine as a flame retardant. We use inorganic lead as a counterweight in robots that we produce. We have manufactured and sold, and we are using in some ABB factories, certain types of transformers and capacitors containing polychlorinated biphenyls (PCBs). These are considered to be hazardous substances in many jurisdictions in which we operate. We may be subject to substantial liabilities for environmental contamination arising from the use of such substances. All of our manufacturing operations are subject to ongoing compliance costs in respect of environmental matters and the associated capital expenditure requirements.

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

        Product liability claims brought against us may be based in tort or in contract, and typically involve claims seeking compensation for personal injury or property damage. If the claimant runs a commercial business, claims are often made also for financial losses arising from interruption of operations. Based on the nature and application of many of the products we manufacture, a defect or alleged defect in one of these products could have serious consequences. For example:

  •
  If the products produced by our Power Products and Power Systems divisions are defective, there is a risk of fires, explosions and power surges and significant damage to electricity generating, transmission and distribution facilities as well as electrical shock causing injury or death.

  •
  If the products produced by our Automation Products and Process Automation divisions are defective, our customers could suffer significant damage to facilities that rely on these products and systems to properly monitor and control their manufacturing processes. Additionally, people could be exposed to electrical shock and/or other harm causing injury or death.

  •
  If the products produced by our Robotics division malfunction, then they could injure persons or damage other equipment or facilities.

  •
  If any of the products produced by us contain hazardous substances then there is a risk that such products or substances could injure or kill people.

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

        We operate in approximately 100 countries around the world and, as of December 31, 2008, employed approximately 120,000 people. As of December 31, 2008, approximately 54 percent of our employees were located in Europe, approximately 17 percent in the Americas, approximately 24 percent in Asia and approximately 5 percent in the Middle East and Africa. In order to manage our day-to-day operations, we must overcome cultural and language barriers and assimilate different business practices. In addition, we are required to create compensation programs, employment policies and other administrative programs that comply with the laws of multiple countries. We also must communicate and monitor group-wide standards and directives across our global network. Our failure to successfully manage our geographically diverse operations could impair our ability to react quickly to changing business and market conditions and to enforce compliance with group-wide standards and procedures.

We have retained liability for environmental remediation costs relating to businesses that we sold in 2000, and we could be required to make payments in respect of these retained liabilities in excess of established provisions.

        We have retained liability for environmental remediation costs at two sites in the United States that were operated by our nuclear technology business, which we sold in April 2000 to British Nuclear Fuels plc (BNFL). We have retained all environmental liabilities associated with our Combustion Engineering subsidiary's Windsor, Connecticut facility and a portion of the liabilities associated with our former ABB C-E Nuclear Power, Inc. subsidiary's Hematite, Missouri facility. The primary environmental liabilities associated with these sites relate to the costs of remediating radiological and chemical contamination upon decommissioning the facilities. Based on information that BNFL has made available, we believe remediation may take until 2015 at the Hematite site. We estimate that the remediation will take until 2012 at the Windsor site. At the Windsor site, we believe that a significant portion of such remediation costs will be the responsibility of the U.S. government pursuant to U.S. federal law, although the exact amount of such responsibility cannot reasonably be estimated. In connection with the sale of the nuclear business in April 2000, we established a provision of $300 million in respect of estimated remediation costs related to these facilities. Expenditures charged to the remediation provision were $4 million and $3 million during 2008 and 2007, respectively. The provision balance was $241 million and $245 million at December 31, 2008 and 2007, respectively. Due to the nature of remediation activities, it is possible that we could be required to make expenditures in excess of the provision. Potential excess expenditures cannot reasonably be estimated at this time. See "Item 5. Operating and Financial Review and Prospects—Environmental Liabilities."

If we fail to make the payments required under the Modified Plan of Reorganization for Combustion Engineering (the CE Plan) we could trigger an injunction default which would lead to the termination of the channeling injunction under the CE Plan.

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

        Under the CE Plan, ABB Ltd and certain of its subsidiaries have contingent payment obligations of $50 million for which we have established a provision as of December 31, 2008. Failure to satisfy those payment obligations could lead to an injunction default which would lead to the termination of the channeling injunction under the plan. In such case, all claims which were previously subject to the injunction would need to be resolved through the tort system. This could also cause our credit ratings to be downgraded, restrict our access to the capital markets or otherwise have a material adverse effect on our financial condition, results of operations, cash flows and liquidity.

If we are unable to obtain performance and other guarantees from financial institutions, we may be prevented from bidding on, or obtaining, some contracts, or our costs with respect to such contracts could be higher.

        In the normal course of our business and in accordance with industry practice, we provide a number of guarantees including bid-bonds, advance payment guarantees and performance guarantees, which guarantee our own performance. These guarantees may include guarantees that a project will be completed or that a project or particular equipment will achieve defined performance criteria. If we fail to attain the defined criteria, we must make payments in cash or in kind. Performance guarantees frequently are requested in relation to large projects in our core power and automation businesses.

        Some customers require that performance guarantees be issued by a financial institution. In considering whether to issue a guarantee on our behalf, financial institutions consider our credit ratings. In addition, the global financial crisis has made it more difficult and expensive to obtain these guarantees. If, in the future, we cannot obtain such a guarantee from a financial institution on reasonable terms, we could be prevented from bidding on, or obtaining, some contracts, or our costs with respect to such contracts could be higher, which would reduce the profitability of the contracts. If we cannot obtain guarantees on commercially reasonable terms from financial institutions in the future, there could be a material impact on our business, financial condition, results of operations or liquidity.

If we cannot successfully implement the planned integration of our different ERP systems, then we may be unable to produce reliable accounts, and our business and reputation may be adversely affected.

        In a number of specific countries, we are integrating our various ERP systems into country-wide ERPs in an effort to standardize and consolidate our accounting and reporting processes. A significant portion of these remaining system integrations are planned to occur during 2009 and 2010. If we cannot successfully implement the planned integration activities, we may be unable to produce reliable accounts and our business and reputation may be adversely affected.

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

Item 4.    Information on the Company

INTRODUCTION

        We are a global leader in power and automation technologies that are designed to improve performance and lower the environmental impact of our utility and industrial customers. We provide a broad range of products, systems, solutions and services that are designed to improve power grid reliability, increase industrial productivity and enhance energy efficiency. Our focus on power transmission, distribution and power-plant automation serves electric, gas and water utilities, as well as industrial and commercial customers. We also deliver automation systems that measure, control, protect and optimize plant applications across a full range of industries. We apply our expertise to develop creative ways of integrating our products and systems with our customers' business processes to enhance their productivity and efficiency.

History of the ABB Group

        The ABB Group was formed in 1988 through a merger between Asea AB and BBC Brown Boveri AG. Initially founded in 1883, Asea AB was a major participant in the introduction of electricity into Swedish homes and businesses and in the development of Sweden's railway network. In the 1940s and 1950s, Asea AB expanded into the power, mining and steel industries. Brown Boveri and Cie. (later renamed BBC Brown Boveri AG) was formed in Switzerland in 1891 and initially specialized in power generation and turbines. In the early to mid 1900s, it expanded its operations throughout Europe and broadened its business operations to include a wide range of electrical engineering activities.

        In January 1988, Asea AB and BBC Brown Boveri AG each contributed almost all of their businesses to the newly formed ABB Asea Brown Boveri Ltd, of which they each owned 50 percent. In 1996, Asea AB was renamed ABB AB and BBC Brown Boveri AG was renamed ABB AG. In February 1999, the ABB Group announced a group reconfiguration designed to establish a single parent holding company and a single class of shares. ABB Ltd was incorporated on March 5, 1999, under the laws of Switzerland. In June 1999, ABB Ltd became the holding company for the entire ABB Group. This was accomplished by having ABB Ltd issue shares to the shareholders of ABB AG and ABB AB, the two publicly traded companies that formerly owned the ABB Group. The ABB Ltd shares were exchanged for the shares of those two companies, which, as a result of the share exchange and certain related transactions, became wholly owned subsidiaries of ABB Ltd and are no longer publicly traded. ABB Ltd shares are currently listed on the SIX Swiss Exchange (traded on SWX Europe), the NASDAQ OMX Stockholm Exchange and the New York Stock Exchange (in the form of American Depositary Shares).

Organizational Structure

        Our business is international in scope and we generate revenues in numerous currencies. We operate in approximately 100 countries and have structured our global organization into four regions: Europe, the Americas, Asia and the Middle East and Africa (MEA). We are headquartered in Zurich, Switzerland.

        We manage our business based on a divisional structure. Our business comprises five divisions: Power Products; Power Systems; Automation Products; Process Automation and Robotics.

        Following the sale of the majority of our non-core activities, Non-core and Other is no longer presented separately but included in Corporate and Other.

	Revenues Year ended December 31,			Percentage of Core division Revenues Year ended December 31,
	2008	2007	2006	2008	2007	2006
	($ in millions)			(%)
Power Products	11,890	9,777	7,275	31	31	29
Power Systems	6,912	5,832	4,544	18	18	18
Automation Products	10,250	8,644	6,837	27	27	27
Process Automation	7,815	6,420	5,448	20	20	21
Robotics	1,642	1,407	1,288	4	4	5

Core divisions	38,509	32,080	25,392	100	100	100

Corporate, Non-core and Other Activities and Eliminations	(3,597)	(2,897)	(2,111)

Total	34,912	29,183	23,281

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

BUSINESS DIVISIONS

Industry Background

        Our five divisions operate across two key markets, the power market and the automation market. Our Power Products and Power Systems divisions operate in the power market. Our Automation Products, Process Automation and Robotics divisions operate in the automation market.

  Power Market

        The power market uses products, systems and services designed primarily to deliver electricity. Electricity is generated in power stations and is then fed into an electricity grid, from where it is transmitted and distributed to consumers. The portions of an electricity grid that operate at the highest voltages are "transmission" systems, while those that operate at lower voltages are "distribution" systems. Transmission systems link power generation sources to distribution systems and then branch out over shorter distances to carry electricity from the transmission system to end users. These electricity networks incorporate sophisticated devices to control and monitor operations and to prevent damage from failures or stresses.

        Electricity is transformed at different stages in the delivery process between the source and the ultimate end user. For example, electrical power is often generated in large power plants at 10 to 20 kilovolts. Because this voltage is too low to be transmitted efficiently, transformers are used to increase the voltage (up to 1,000 kilovolts) for long-distance commercial transmission. This reduces losses and increases the amount of power that can be carried per line.

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

        Drivers in the power market vary by region. In North America the focus is on replacing aged infrastructure and improving grid reliability. In Europe the focus is on replacement of aged infrastructure and the integration of renewable energy sources, such as wind farms in the North Sea. Another driver in Europe is the increased demand for interconnections between countries to facilitate the market for energy trading. Both in North America and in Europe, improving energy efficiency also stimulates power investment. In the Middle East, a high level of investments is driven by large infrastructure projects and the related need for electricity. In emerging markets, including most parts of Asia, there is a need for electricity grid increases to cope with rising energy needs.

        There is a global trend toward deregulation and privatization of the power market, which is creating a more competitive environment for our customers. This trend is evident in the United States, parts of Latin America, and Europe, and is developing in other regions. The creation of a free market for electricity requires our customers to become more cost-efficient and reliable to compete as a lowest-cost provider among power suppliers. Grid operators must be able to deliver power to customers that are hundreds or thousands of miles away within a few minutes. As more disturbance-sensitive loads (such as computers and telecommunications systems) have been added to networks, demand for reliable, high-quality electricity and "smarter" grid has increased. Power suppliers can achieve this efficiency and reliability in a number of ways, including the following:

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

  •
  Developing new power transmission systems to link power generation sources with distant load centers, as is the case for example in China, or to link neighboring power grids in order to optimize existing power generation capacity across borders, as for example in Europe between Central Europe and Scandinavia.

  •
  Developing energy trading systems.

        Another major trend is the discussion on climate change, which has created a strong interest in energy-efficient and environmentally-friendly solutions. Both drivers have a direct impact on our business as ABB delivers technologically-driven solutions to increase the energy efficiency on existing electrical infrastructure and to integrate renewable energy such as wind and solar power into the electricity grid while meeting the grid code requirements.

  Automation Market

        The automation market uses products, systems and services designed primarily to improve product quality, energy efficiency, productivity and consistency in industrial and manufacturing applications. The automation market can be divided into three sectors:

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

  •
  Factory automation refers to discrete operations that manufacture individual items for automotive and general industry areas such as foundry, metal fabrication, plastics, consumer electronics and food & beverage. Product lines for this market include robots and application equipment, product and system services and modular manufacturing solutions, as well as motors, drives, and low voltage products for control and power applications.

  •
  Building automation comprises product lines and applications particularly targeted at the building industry. Product lines for this market include a wide range of low-voltage products for control of climate, lighting and security for optimal management of the energy cost of buildings.

Power Products Division

  Overview

        Our Power Products division serves electric, gas and water utilities, as well as industrial and commercial customers, with a broad range of products and services for power transmission and distribution. Direct sales account for a majority of the division's total product sales, and sales through external channel partners, such as wholesalers, distributors and original equipment manufacturers (OEMs), account for the remainder. Key technologies include high- and medium-voltage switchgear and apparatus, circuit breakers for various current and voltage levels, power and distribution transformers, as well as sensors and products to automate and control electrical and other utility networks. The division had approximately 33,600 employees and 110 manufacturing plants as of December 31, 2008 and generated $11.9 billion of revenues in 2008.

  The Power Products Division

        Our Power Products division manufactures three categories of products: High-voltage Products, Medium-voltage Products and Transformers. The division sells primarily to utilities, distributors, wholesalers, installers and OEMs in the utilities and power generation industries. Some of the division's products are integrated into the offering of the Power Systems and Process Automation divisions or are sold through external channel partners such as engineering, procurement and construction (EPC) firms.

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

        We also design and manufacture power transformers (72.5 to 1,000 kilovolts) for utility, transportation and industrial customers, as well as transformer components such as bushings and tap changers. Generator transformers are used in power generation when it is necessary to increase power voltage from a power plant for long-distance transmission. We produce traction transformers used in electric locomotives and we provide a wide range of transformer service and retrofit solutions for utilities and industry customers. The division also produces insulation material.

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

  Competition

        On a global basis, the Power Products division's principal competitors are Siemens AG and Areva, and, in the medium-voltage market, Schneider Electric SA. We also compete regionally with companies such as Cooper Industries, Eaton Electric Corporation, Crompton Greaves and Bharat Heavy Electricals Ltd.

  Capital Expenditures

        The Power Products division's capital expenditures for property, plant and equipmentwere $305 million in 2008, compared to $209 million and $145 million in 2007 and 2006, respectively. Principal investments in 2008 included investments to replace existing equipment, particularly in Sweden, China, Germany and the United States. Geographically, in 2008, Europe accounted for 48 percent of our capital expenditures, followed by 34 percent in Asia, 16 percent in the Americas and 2 percent in Middle East and Africa.

Power Systems Division

  Overview

        Our Power Systems division serves electric, gas and water utilities, as well as industrial and commercial customers, with a broad range of systems and services for power generation, transmission and distribution. Key technologies include substations, high-voltage power converters, advanced cables for underground and sub-sea power transmission, and systems to automate and control power plants, electrical and other utility networks. The division had approximately 15,800 employees in more than 70 countries as of December 31, 2008 and generated $6.9 billion of revenues in 2008.

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

        We also provide FACTS devices to enhance power grid stability, improve power quality and thus increase transmission capability. FACTS devices include series compensators, static volt-amperes reactive compensators (SVCs) and SVC Light™ (based on the same unique technology as HVDC Light™).

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

  Competition

        On a global basis, the Power Systems division's principal competitors are Siemens AG and Areva. In the power generation area, the division's principal competitors are Areva, Emerson Electric Co., General Electric Company, Invensys plc and Siemens AG.

  Capital Expenditures

        The Power System division's capital expenditures for property, plant and equipment were $89 million in 2008, compared to $50 million and $26 million in 2007 and 2006, respectively. Principal investments in 2007 included investments to replace existing equipment, particularly in Sweden, Germany, and Switzerland. Geographically, in 2008, Europe accounted for 83 percent of our capital expenditures, followed by 7 percent in Asia, 5 percent in the Americas and 5 percent in Middle East and Africa.

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

        The Automation Products division is a global business that employs approximately 36,000 people worldwide and generated $10.3 billion revenues in 2008 through sales activities in more than 100 countries. The division has more than 100 manufacturing sites in 50 countries. Each day, the division delivers around one million products.

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

        The Automation Products division also produces a range of power electronics products. These include static excitation and synchronizing systems that provide stability for power stations, as well as high power rectifiers that convert AC power to DC power for very high-amperage applications such as furnaces in zinc plants and aluminum and magnesium smelters. The division also manufactures frequency converters that use semiconductor technology to convert electrical power into the type and frequency required by individual customers.

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

  Competition

        The Automation Products division's principal competitors vary by product line but include Alstom, Baldor Electric Company, Eaton Electric Corporation, Emerson Electric Co., Endress+Hauser, Legrand, Mitsubishi, Rockwell Automation, Schneider Electric SA, Siemens AG, Yokogawa Electric Corporation and WEG Industries.

  Capital Expenditures

        The Automation Products division's capital expenditures for property, plant and equipment were $305 million in 2008, compared to $193 million and $148 million in 2007 and in 2006, respectively. Principal investments in 2008 were primarily related to ordinary course replacements of machinery and equipment mainly in Germany, Finland, Italy and China plus expansion investments in China, India and Estonia. Geographically, in 2008, Europe accounted for 71 percent of the capital expenditure, followed by 23 percent in Asia, 4 percent in Middle East and Africa and 2 percent in the Americas.

Process Automation Division

  Overview

        The Process Automation division provides products, systems, and services for the automation and optimization of industrial processes. Our main offerings are process automation, plant electrification and quality control systems, analytical measurement devices, turbochargers and marine propulsion and control systems. Our key end markets are the oil and gas, pulp and paper, metals and minerals, chemicals and pharmaceuticals, turbocharging and marine industries. The division had approximately 26,800 employees as of December 31, 2008, and generated revenues of $7.8 billion in 2008.

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

        In the oil and gas sector, we provide solutions for onshore and offshore production and exploration, refining,and petrochemical processes, and oil/gas transportation and distribution. In the pharmaceuticals and fine chemicals areas, we offer applications to support manufacturing, packaging, quality control and compliance with regulatory agencies.

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

  Competition

        The Process Automation division's principal competitors vary by industry or product line but include, Emerson Electric Co., Honeywell International Inc., Invensys plc, Metso Automation, Rockwell Automation, Schneider Electric SA, Siemens AG, Voith AG, Aspen Technologies, and Yokogawa Electric Corporation.

  Capital Expenditures

        The Process Automation division's capital expenditures for property, plant and equipment were $79 million in 2008, compared to $91 million and $70 million in 2007 and in 2006, respectively. Principal investments in 2008 were primarily related to our turbocharging production facilities and service stations in Switzerland, China, Unites States, India, and ordinary course purchase of machinery and equipment mainly in Algeria, Finland, Sweden, and Germany. In 2008, Europe accounted for 64 percent of the capital expenditure, followed by 20 percent in Asia, 14 percent in the Americas and 2 percent in Middle East and Africa

Robotics Division

  Overview

        Our Robotics division offers robot products, systems and service for the automotive and manufacturing industries. The division develops standardized manufacturing cells for many applications including machine tending, welding, cutting, painting, finishing and packing. It also provides fully engineered systems to automobile manufacturers for press automation, paint process automation, body in white assembly and power train assembly. The division also provides a full range of robotics services, from product and system maintenance to system design. The division had approximately 5,300 employees as of December 31, 2008 and generated $1.6 billion of revenues in 2008. The Robotics division's manufacturing and research and development locations are organized globally, with major centers in China, the United States, Sweden, Norway and France.

  The Robotics Division

        The Robotics division offers robot products, systems and service for the automotive manufacturers and their sub-suppliers as well as general manufacturing industries, to improve product quality, productivity and consistency in manufacturing processes. Robots are also used in inhospitable environments which may be hazardous to employee health and safety, such as repetitive lifting, cold rooms or painting booths.

        In the automotive industry, the division's products and systems are used in such areas as press shop, body shop, paint shop, power train assembly, trim and final assembly. General industry segments in which robotics solutions are used range from metal fabrication, foundry, plastics, food & beverage, chemicals & pharmaceuticals to consumer electronics, solar and wood. Typical general industry applications include welding, material handling, painting, picking, packing and palletizing.

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

  Customers

        The Robotics division's end customers are primarily companies in the automotive and manufacturing industries. We sell to these customers through both direct and indirect sales forces. Our third-party channels include distributors, system integrators, OEMs and machine builders.

  Sales and Marketing

        Sales are made through both direct and indirect sales forces and third-party channel partners, such as distributors, system integrators, OEMs and machine builders. The proportion of direct sales compared to indirect sales varies among the different industries, product technologies and geographic markets. Sales from the systems and service businesses are made almost entirely through direct sales forces.

  Competition

        The Robotics division's principal competitors vary by product and system but major competitors include Fanuc Robotics Inc., Kuka Robot Group, Yaskawa Electric Corporation, Dürr AG, Kawasaki Robotics and Stäubli AG, as well as a growing base of small and medium-sized system integrators.

  Capital Expenditures

        The Robotics division's capital expenditures for property, plant and equipment were $28 million in 2008, compared to $14 million in both 2007 and in 2006, respectively. Geographically, in 2008, Europe accounted for 43 percent of the capital expenditure, followed by 33 percent in Asia, 23 percent in the Americas and 1 percent in Middle East and Africa.

DISCONTINUED OPERATIONS

Overview

        The following businesses and costs are included in our Consolidated Financial Statements as discontinued operations at December 31, 2008, 2007 and 2006:

  •
  Our Transformer business in South Africa, which was sold in 2008.

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

  •
  Our Power Lines businesses in South Africa and Venezuela, which were sold in 2006, as well as the remaining Power Lines businesses in Brazil and Mexico, which were sold during 2007.

  •
  Provisions and other expenses incurred in connection with asbestos-related claims. The status of our potential asbestos obligation is described in "Note 15 Commitments and contingencies" to our Consolidated Financial Statements.

  •
  Legal, professional and other fees related to the above disposals.

        See "Note 3 Acquisitions, divestments and discontinued operations" to the Consolidated Financial Statements for additional information.

CAPITAL EXPENDITURES

        Total capital expenditures for property, plant and equipment including intangible assets amounted to $1,171 million, $756 million and $536 million in 2008, 2007 and 2006, respectively. Compared to the depreciation expenses, capital expenditures were 77 percent higher in 2008, 27 percent higher in 2007 and 3 percent lower in 2006.

        Due to the current geographic distribution of our production facilities, capital expenditures in 2008 remained at a significant level in western Europe and the United States. Investments for capital expenditures in western Europe were primarily driven by maintenance and upgrades of existing production facilities to improve productivity, mainly in Sweden, Germany and Switzerland. Capital expenditures in emerging markets increased significantly in 2008, particularly in China, India, Poland and Mexico. Investments in capital expenditures in emerging markets were mostly made to expand or build new facilities to increase the production capacity, as a result of the rapid growth in these geographical markets. The share of emerging market capital expenditure as a percentage of total capital expenditure increased from 37 percent in 2007 to 43 percent in 2008.

        The carrying value of property, plant and equipment sold amounted to $50 million, $30 million and $54 million in 2008, 2007 and 2006, respectively. Of the total sales of property, plant and equipment in 2008, the majority related to real estate properties in Switzerland, Mexico, Poland and Italy. Of the total sales of property, plant and equipment in 2007, a significant portion was related to real estate properties in Norway, Sweden and Italy. In 2006, the sale of property, plant and equipment was mostly related to real estate properties, primarily in Switzerland and Germany.

        Construction in progress for property, plant and equipment at December 31, 2008 was $534 million, which mainly related to construction projects in Sweden, the United States, Switzerland, China and Germany. Construction in progress for property, plant and equipment at December 31, 2007 was $285 million, mainly in Sweden, the United States, China, India, Switzerland and Germany. At December 31, 2006, the amount of construction in progress was $173 million, mainly in Germany, Finland, China, Sweden and Switzerland.

        In 2009, we plan to reduce our capital expenditures, but estimate the amount to be higher than our annual depreciation and amortization charge. We anticipate higher investments in Asia and relatively lower capital spending in Europe.

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

        Our supply management organization's activities have continued to expand in recent years, to:

  1.
  pool and leverage procurement of materials and services used by many of our production facilities,

  2.
  improve our collaboration with supplier partners, through tools such as our supplier portal ASCC,

  3.
  enhance the transparency of our spending with further implementations to eSMART, our global sourcing and spend intelligence network, and

  4.
  evaluate processes and solutions that will allow us to speed our preparation, deployment and execution in our sourcing projects.

        The price of raw materials is highly volatile, and has varied substantially, from year to year. For many commodities we purchase, such as steel, copper, aluminum and products derived from crude oil, continuing global economic growth in China and other emerging economies, coupled with the uncertainty brought upon the markets by the recent world financial crisis, and the volatility in foreign exchange rates, all led to significant fluctuations in raw material costs over the last few years. While some market volatility will be offset through the use of either long-term contracts or hedging, we expect global commodity prices to remain highly volatile. Declines in raw material prices in recent months are further testimony of the level of uncertainty and volatility we are facing.

        We mitigate our exposure to commodity risk arising from changes in prices of raw materials by entering into hedges. For example, we manage copper and aluminum price risk using swap and forward contracts based on London Metal Exchange prices or on New York Mercantile Exchange prices for these commodities. Our hedging policy is designed to minimize price volatility and create a stable cost base for the ABB Group. Hedging has the effect of minimizing the unfavorable impact of price increases in commodities, but it also limits the favorable impact of decreasing prices. Certain gains and losses derived from our commodity hedging transactions are deferred and reflected in the cost of goods sold when the underlying physical transaction affects cost of goods sold. In addition to using hedging to reduce our exposure to fluctuations in raw materials prices, in some cases we can reduce this risk by incorporating changes in raw materials prices into the prices of our products.

        Our costs for most of our electronic components, subassemblies and fabricated products remained stable, or in many cases decreased slightly, in 2008 compared to 2007. Procurement personnel in the business units, and in the countries in which ABB operates, along with the global commodities teams, continued to focus on component cost reduction efforts in these areas to partially mitigate the impact of the cost increases in raw materials.

PATENTS AND TRADEMARKS

        We believe that intellectual property is as important as tangible assets for a technology group such as ABB. Over the past ten years, we have almost doubled our total number of first patent filings, and we intend to continue our aggressive approach to seeking patent protection. Currently, we have over 16,000 patent applications and registrations, of which approximately 7,400 are pending applications. In 2008, we filed patent applications for approximately 620 new inventions. Based on our existing intellectual property strategy, we believe that we have adequate control over our core technologies. The "ABB" trademarks and logo are protected in all of the countries in which we operate. We aggressively defend the reputation associated with the ABB brand.

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

        To manage environmental aspects of our own operations, we have implemented environmental management systems according to the ISO 14001 standard at our manufacturing and service sites. Almost all such sites currently work in compliance with the requirements of the standard (approximately 350 sites) and our environmental management program now covers operations in almost 50 countries. For non-manufacturing sites we have implemented an adapted environmental management system in order to ensure management of aspects and continual improvement of performance.

        We have Environmental Product Declarations to communicate the environmental performance of our core products. These describe the significant environmental aspects and impacts of a product line,

viewed over its complete life cycle. Declarations are based on Life Cycle Assessment studies, created according to the international standard ISO/TR 14025. More than 70 declarations for major product lines are published on our Web site (www.abb.com), some of which have been externally certified by agencies such as Det Norske Veritas (DNV) of Norway and the RINA Management System Certification Society in Italy.

        We have expanded the scope of our environmental reporting in recent years. In 2008, a total of 85 percent of our employees were covered by confirmed data gathered through ABB's formal environmental reporting system that is verified by an independent verification body. The parts of our business that are not yet covered by our reporting system, mainly sales offices in countries where we do not perform manufacturing, have very limited environmental exposure. A total of 4 environmental incidents were reported in 2008, none of which had a material environmental impact.

        In 2008, a total of 93 percent of employees are covered by confirmed data gathered through ABB's formal social reporting system that is verified by an independent verification body. The parts of our business that are not yet covered by our reporting system, mainly sales offices in countries where we do not perform manufacturing, have very limited social exposure.

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

        We have retained liability for environmental remediation costs at two sites in the United States that were operated by our former nuclear business, which we have sold to BNFL. The primary environmental liabilities associated with these sites relate to the costs of remediating radiological contamination upon decommissioning the facilities. See "Note 15 Commitments and contingencies" to our Consolidated Financial Statements.

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

        Our operations are also subject to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, as implemented by the 34 signatory countries. The convention obliges signatories to adopt national legislation that makes it a crime to bribe foreign public officials. As of December 31, 2008, those countries which have adopted implementing legislation and have ratified the convention include the United States and several European nations in which we have significant operations.

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

 SIGNIFICANT SUBSIDIARIES

        ABB Ltd, Zurich, Switzerland is the ultimate parent company of the ABB Group, which is comprised of 254 consolidated operating and holding subsidiaries worldwide, as of February 28, 2009. In addition to ABB Ltd Zurich, the only other listed company in the ABB Group is ABB Limited, India, which is listed on the Bombay Stock Exchange and the National Stock Exchange in India.

        The following table sets forth, as of February 28, 2009, the name, country of incorporation and ownership interest of ABB Ltd in its significant subsidiaries:

Company Name	Country	ABB Group Interest %
ABB S.A., Buenos Aires	ARGENTINA	100.00
ABB Australia Pty Limited, Sydney	AUSTRALIA	100.00
ABB AG, Vienna	AUSTRIA	100.00
ABB N.V., Zaventem	BELGIUM	100.00
ABB Ltda., Osasco	BRAZIL	100.00
ABB Bulgaria EOOD, Sofia	BULGARIA	100.00
ABB Inc., St. Laurent, Quebec	CANADA	100.00
ABB (China) Ltd., Beijing	CHINA	100.00
Asea Brown Boveri Ltda., Bogotá	COLOMBIA	99.99
ABB Technology SA, Abidjan	COTE D'IVOIRE	99.00
ABB Ltd., Zagreb	CROATIA	100.00
ABB s.r.o., Prague	CZECH REPUBLIC	100.00
ABB A/S, Skovlunde	DENMARK	100.00
ABB Ecuador S.A., Quito	ECUADOR	96.87
Asea Brown Boveri S.A.E., Cairo	EGYPT	100.00
ABB AS, Tallinn	ESTONIA	100.00
ABB Oy, Helsinki	FINLAND	100.00
ABB S.A., Rueil-Malmaison	FRANCE	100.00
ABB AG, Mannheim	GERMANY	100.00
ABB Automation GmbH, Mannheim	GERMANY	100.00
ABB Automation Products GmbH, Ladenburg	GERMANY	100.00
ABB Beteiligungs- und Verwaltungsges. mbH, Mannheim	GERMANY	100.00
ABB Stotz-Kontakt GmbH, Heidelberg	GERMANY	100.00
Busch-Jaeger Elektro GmbH, Mannheim/Lüdenscheid	GERMANY	100.00
Asea Brown Boveri S.A., Metamorphossis Attica	GREECE	100.00
ABB (Hong Kong) Ltd., Hong Kong	HONG KONG	100.00
ABB Engineering Trading and Service Ltd., Budapest	HUNGARY	100.00
ABB Limited, Bangalore	INDIA	52.11
ABB Ltd, Dublin	IRELAND	100.00
ABB Technologies Ltd., Tirat Carmel	ISRAEL	99.99
ABB S.p.A., Milan	ITALY	100.00
ABB K.K., Tokyo	JAPAN	100.00
ABB Ltd., Seoul	KOREA, REPUBLIC OF	100.00
ABB Holdings Sdn. Bhd., Subang Jaya	MALAYSIA	100.00
Asea Brown Boveri S.A. de C.V., Tlalnepantla	MEXICO	100.00
ABB BV, Rotterdam	NETHERLANDS	100.00
ABB Finance B.V., Amsterdam	NETHERLANDS	100.00
ABB Holdings BV, Amsterdam	NETHERLANDS	100.00
ABB Limited, Auckland	NEW ZEALAND	100.00
ABB Holding AS, Billingstad	NORWAY	100.00
ABB S.A., Lima	PERU	80.60
ABB, Inc., Paranaque, Metro Manila	PHILIPPINES	100.00
ABB Sp. zo.o., Warsaw	POLAND	99.88
ABB (Asea Brown Boveri), S.A., Paco de Arcos	PORTUGAL	100.00

Company Name	Country	ABB Group Interest %
Asea Brown Boveri Ltd., Moscow	RUSSIAN FEDERATION	100.00
ABB Contracting Company Ltd., Riyadh	SAUDI ARABIA	65.00
ABB Holdings Pte. Ltd., Singapore	SINGAPORE	100.00
ABB Holdings (Pty) Ltd., Sunninghill	SOUTH AFRICA	80.00
Asea Brown Boveri S.A., Madrid	SPAIN	100.00
ABB AB, Västerås	SWEDEN	100.00
ABB Norden Holding AB, Västerås	SWEDEN	100.00
ABB Asea Brown Boveri Ltd, Zurich	SWITZERLAND	100.00
ABB Schweiz AG, Baden	SWITZERLAND	100.00
ABB LIMITED, Bangkok	THAILAND	100.00
ABB Holding A.S., Istanbul	TURKEY	99.95
ABB Ltd., Kiev	UKRAINE	100.00
ABB Holdings Limited, Warrington	UNITED KINGDOM	100.00
ABB Limited, Warrington	UNITED KINGDOM	100.00
ABB Holdings Inc., Norwalk	UNITED STATES	100.00
ABB Inc., Norwalk CT	UNITED STATES	100.00
Asea Brown Boveri S.A., Caracas	VENEZUELA	100.00

DESCRIPTION OF PROPERTY

        As of December 31, 2008, the ABB Group owns or leases real estate in approximately 100 countries throughout the world. The facilities consist mainly of manufacturing plants, office buildings, research centers and warehouses. A substantial portion of our production and development facilities are situated in Germany, Sweden, the United States, Switzerland, China, Finland, India and Italy. We own essentially all of the machinery and equipment used in our manufacturing operations.

        From time to time, we have a surplus of space arising from acquisitions, production efficiencies and/or restructuring of operations. Normally, we seek to sell such surplus space which may involve leasing property to third parties for an interim period.

        The net book value of our property, plant and equipment as of December 31, 2008 was $3,562 million, of which machinery and equipment represented $1,467 million, land and buildings represented $1,561 million and construction in progress of $534 million. We believe that our current facilities are in good condition and are adequate to meet the requirements of our present and foreseeable future industrial operations.

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

 MANAGEMENT OVERVIEW

        During 2008, we continued to focus on our core strengths: power and automation products, systems and services that increase grid reliability and industrial productivity and result in significant energy savings.

        Despite uncertainties surrounding the economic situation especially in the second half of 2008, we have continued to benefit from our technological leadership, our flexible global production base and the operational improvements we continue to make in our businesses. Our strategy continues to focus on business execution, cost and risk management and organic growth, which continue to enable improvements in operating performance with stronger financial results in our businesses.

        Our efforts for 2008 were aimed at three key areas: Strategy, Execution and People.

Strategy

        We believe our strategy in 2008 remained sound. Our businesses supported both growth and profitability as a result of their leading market positions and competitive technologies. Furthermore, our global geographic scope has provided us with strong positions in Asia—with particular focus on China and India—and the Middle East, and we have continued to serve established, mature markets in Europe and North America.

Execution

        Execution continued to be our top priority. We have maintained in 2008 attractive organic growth through our range of technologies and superior service. We continued to improve our gross profit margins through cost control, productivity improvements and risk control in all of our divisions. Our execution framework has centered around our business processes, regular business and project reviews, a flat organizational structure and a focus on compliance.

People

        During 2008 we continued to build on our strong foundation as an attractive, dynamic global employer. We focused on retaining and recruiting quality people for our growth areas. Together with our zero tolerance policy, we continued to implement our Code of Conduct through employee education programs focusing on values, leadership and business ethics.

Outlook

        Given the disruption of the global financial system and the economic downturn it entailed, the outlook for 2009 remains uncertain.

        We believe that the increased cost of capital and the scarcity of funding that started to delay many investment decisions in the fourth quarter of 2008, will continue for some time in the future and consequently contribute to weakening industrial and construction-related demand.

        At the same time, we expect the need in the global market for power transmission and distribution infrastructure, both in terms of equipment replacement and new projects, to remain essentially unchanged in 2009. In addition, we believe governments may leverage infrastructure investments in the energy sector to stimulate the economy. There are political commitments in the EU, the U.S, and Asia to increase the share of renewable energy sources, which could spur activity in the sector.

        However, given the overall uncertainty in the global markets, we are unable to forecast when the various government stimulus programs will take effect or when the availability of funding will improve.

        Therefore, our priority for 2009 will be to ensure that we have the flexibility to respond quickly to changing market conditions. For this purpose, we have initiated a program to be completed by the end of 2010 to sustainably reduce our cost base. In February 2009, we reaffirmed our targets for 2011. We intend to take advantage of our global footprint, our strong balance sheet and our leading technologies to further strengthen our competitive position.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

General

        We prepare our Consolidated Financial Statements in accordance with United States generally accepted accounting principles (U.S. GAAP).

        The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis, including, but not limited to, those related to: costs expected to be incurred to complete projects; costs of product guarantees and warranties; provisions for bad debts; recoverability of inventories, investments, fixed assets, goodwill and other intangible assets; income tax related expenses and accruals; provisions for restructuring; gross profit margins on long-term construction-type contracts; pensions and other postretirement benefit assumptions and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from our estimates and assumptions.

        We deem an accounting policy to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made and if different estimates that reasonably could have been used, or if changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact our Consolidated Financial Statements. We also deem an accounting policy to be critical when the application of such policy is essential to our ongoing operations. We believe the following critical accounting policies require us to make difficult and subjective judgments, often as a result of the need to make estimates regarding matters that are inherently uncertain. These policies should be considered when reading our Consolidated Financial Statements.

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

        The percentage-of-completion method of accounting involves the use of assumptions and projections, principally relating to future material, labor and overhead costs. As a consequence, there is a risk that total contract costs will exceed those we originally estimated and the margin will decrease. This risk increases if the duration of a contract increases, because there is a higher probability that the circumstances upon which we originally developed estimates will change, resulting in increased costs that we may not recover. Factors that could cause costs to increase include:

  •
  unanticipated technical problems with equipment supplied or developed by us which may require that we incur additional costs for us to remedy;

  •
  changes in the cost of components, materials or labor;

  •
  difficulties in obtaining required governmental permits or approvals;

  •
  project modifications creating unanticipated costs;

  •
  suppliers', subcontractors' or consortium partners' failure to perform;

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

        Unless the percentage-of-completion or completed contract method applies, revenues from contracts that contain customer acceptance provisions are deferred, in whole or in part, until customer acceptance occurs, or we have demonstrated the customer-specified objective criteria are satisfied or the contractual acceptance period has lapsed.

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

Contingencies

        As more fully described in the section below entitled "Environmental liabilities", in "Item 8. Financial Information—Legal Proceedings" and in "Note 15 Commitments and contingencies" to our Consolidated Financial Statements, we are subject to proceedings, litigation or threatened litigation and other claims and inquiries related to environmental, labor, product, regulatory and other matters. We are required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue, often with assistance from both internal and external legal counsel and technical experts. The required amount of a provision for a contingency of any type may change in the future due to new developments in the particular matter, including changes in the approach to its resolution.

        We record a provision for our contingent obligations when it is probable that a loss will be incurred and the amount can be reasonably estimated. Any such provision is generally recognized on an undiscounted basis using our best estimate of the amount of loss incurred or at the lower end of an estimated range when a single best estimate is not determinable. In some cases, we may be able to recover a portion of the costs relating to these obligations from insurers or other third parties; however, we record such amounts only when it is probable that they will be collected.

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

        We may have a legal obligation to perform environmental clean-up activities as a result of the normal operation of our business or have other asset retirement obligations in the scope of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (SFAS 143). In some cases, the timing or the method of settlement, or both are conditional upon a future event that may or may not be within our control, but the underlying obligation itself is unconditional and certain. We recognize a provision for these and other asset retirement obligations when a liability for the retirement or clean-up activity has been incurred and a reasonable estimate of its fair value can be made. These provisions are initially recognized at fair value, and subsequently adjusted for accrued interest and changes in estimates.

Pension and postretirement benefits

        As more fully described in "Note 17 Employee benefits" to our Consolidated Financial Statements, we operate pension plans that cover a large percentage of our employees. We use actuarial valuations to determine our pension and postretirement benefit costs and credits. The amounts calculated depend on a variety of key assumptions, including discount rates, mortality and expected return on plan assets. Under U.S. GAAP, we are required to consider current market conditions in making these assumptions. In particular, the discount rates are reviewed annually based on changes in long-term, highly rated corporate bond yields. Decreases in the discount rates result in an increase in the projected benefit obligation to employees (PBO) and in pension costs. Conversely, an increase in the discount rates results in a decrease in the projected benefit obligation and in pension costs. The mortality assumptions are reviewed annually by the Company. Decreases in mortality rates result in an increase in the projected benefit obligation and in pension costs. Conversely, an increase in mortality rates result in a decrease in the projected benefit obligation and in pension costs.

        Holding all other assumptions constant, a 0.25 percentage point decrease in the discount rate would have increased the PBO related to our pension plans by approximately $210 million, while a 0.25 percentage point increase in the discount rate would have decreased the PBO related to our pension plans by approximately $199 million.

        The expected return on plan assets is reviewed regularly and considered for adjustment annually based on current and expected asset allocations and represents the long-term return expected to be achieved. Decreases in the expected return on plan assets result in an increase to pension costs. An increase or decrease of 0.5 percent in the expected long-term rate of asset return would have decreased or increased, respectively, the net periodic benefit cost in 2008 by approximately $44 million.

        Under U.S. GAAP, we accumulate and amortize over future periods actual results that differ from the assumptions used. Therefore, actual results generally affect our recognized expense for pension and other postretirement benefit obligations in future periods.

        The funded status, which can increase or decrease based on the performance of the financial markets or changes in our assumptions regarding rates, does not represent a mandatory short-term cash obligation. Instead, the funded status of a pension plan is the difference between the PBO and the fair value of the plan assets. The funded status of our pension plans as of December 31, 2008 was $710 underfunded compared to an overfunding as of December 31, 2007, of $22 million. Our other postretirement plans were underfunded by $207 million and $215 million at December 31, 2008 and 2007, respectively.

        We have multiple non-pension postretirement benefit plans. Our health care plans are generally contributory with participants' contributions adjusted annually. For purposes of estimating our health care costs, we have assumed health care cost increases to be 9.82 percent per annum for 2009, gradually declining to 4.97 percent per annum by 2017 and to remain at that level thereafter.

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

        We operate in numerous tax jurisdictions and, as a result, are regularly subject to audit by tax authorities. We provide for tax contingencies, including potential tax audits, on the basis of the technical merits of the contingency, including applicable tax law, Organisation for Economic Co-operation and Development (OECD) guidelines and our best knowledge of the facts and circumstances. Although we believe that our tax estimates are reasonable and that appropriate tax reserves have been made, the final determination of tax audits and any related litigation could be different than that which is reflected in our income tax provisions and accruals.

        Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48) requires that an estimated loss from a tax contingency be accrued as a charge to income if it is more likely than not that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. The required amount of provisions for contingencies of any type may change in the future due to new developments.

Goodwill and other intangible assets

        We review goodwill for impairment annually as of October 1, and additionally whenever events or changes in circumstances indicate the carrying value may not be recoverable in accordance with SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142). SFAS 142 requires that a two-step impairment test be performed on goodwill. In the first step, we compare the fair value of each reporting unit to its carrying value. Our reporting units represent the reportable segments identified in "Note 22 Operating segment and geographic data" to our Consolidated Financial Statements, except in our Power Products and Process Automation divisions where our reporting units are represented by the level below these reportable segments. We use a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and no further testing is performed. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we perform the second step to determine the implied fair value of the reporting unit's goodwill and compare it to the carrying value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then we record an impairment loss equal to the difference.

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

        We record any related impairment charge in other income (expense), net, in our Consolidated Income Statements, unless it is related to a discontinued operation, in which case the charge is recorded in income (loss) from discontinued operations, net of tax.

NEW ACCOUNTING PRONOUNCEMENTS

        For a description of accounting changes and recent accounting pronouncements, including the expected dates of adoption and estimated effects, if any, on our Consolidated Financial Statements, see "Note 2 Significant accounting policies" to our Consolidated Financial Statements.

RESEARCH AND DEVELOPMENT

        Each year, we invest significantly in research and development. Our research and development area focuses on developing and commercializing the core technologies of our businesses that are of strategic importance to our future growth. In 2008, 2007 and 2006, we invested $1,027 million, $871 million and $758 million, respectively, or approximately 2.9 percent, 3.0 percent, and 3.3 percent of annual consolidated revenues, respectively, on research and development activities. We also had expenditures of $214 million, $302 million and $319 million, respectively, or approximately 0.6 percent, 1.0 percent and 1.4 percent, respectively, of annual consolidated revenues in 2008, 2007 and 2006, on order-related development activities. These are customer- and project-specific development efforts that we undertake to develop or adapt equipment and systems to the unique needs of our customers in connection with specific orders or projects. Order-related development amounts are initially recorded in inventories as part of the work in process of a contract and then are reflected in cost of sales at the time revenue is recognized in accordance with our accounting policies.

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

        Our research and development strategy focuses on three objectives:

  1.
  To monitor and develop emerging technologies and create an innovative, sustainable technology base for the Company;

  2.
  To develop technology platforms that enable efficient product design for our power and automation customers; and

  3.
  To create the next generation of power and automation products and systems that we believe will be the engines of profitable growth.

        Universities are the incubators of future technology, and a central task of our research and development team is to transform university research into industry-ready technology platforms. We collaborate with a number of universities and research institutions to build research networks and foster new technologies. We believe these collaborations shorten the amount of time required to turn basic ideas into viable products, and they additionally help us recruit and train new personnel. We have built more than 50 university partnerships in the U.S., Europe and Asia, including long-term, strategic relationships with institutions such as Stanford University, the Massachusetts Institute of Technology, Carnegie Mellon University, Cambridge University, ETH Zurich or Imperial College London. Our collaborative projects include research on materials, sensors, micro-engineered mechanical systems, robotics, controls, manufacturing, distributed power and communication.

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

        Group research and development is carried out in two global laboratories for power and automation technologies, combining research units in the U.S., Europe and Asia. The cultural diversity and closeness to our customers and the world's best universities create a breeding ground for success. We continue to expand our research and development activities in India and China, reflecting our growth strategy in Asia. Our corporate research center in Bangalore, India focuses on software research and develops platforms for both automation and power technologies. In China, research and development activity is focused on power transmission and distribution, manufacturing and robotics. It is centered in Beijing and Shanghai, where our researchers are in close contact with Chinese universities and customers.

ACQUISITIONS, INVESTMENTS AND DIVESTITURES

Acquisitions and investments

        During 2008, 2007 and 2006, we invested $653 million, $54 million and $3 million in 12, 14 and 11 new businesses, joint ventures or affiliated companies, respectively.

Acquisitions in 2008

        On August 25, 2008, ABB completed the acquisition of Kuhlman Electric Corporation (Kuhlman), a U.S. based transformer company. The acquisition was integrated into our Power Products division in north America and complements both our product range and geographical presence. Kuhlman manufactures a wide range of high-quality transformers for the industrial and electric utility sectors and has a strong reputation for innovative products and solid, long-term customer relationships. The estimated purchase price, including assumed debt, was $520 million (including $5 million cash acquired). The preliminary purchase price allocation resulted in $114 million intangible assets subject to amortization and $400 million in goodwill, recorded in our Consolidated Balance Sheet at December 31, 2008.

        For more information on our acquisitions, see "Note 3 Acquisitions, divestments and discontinued operations" to our Consolidated Financial Statements.

Divestitures of businesses, joint ventures and affiliated companies

        In 2008, 2007 and 2006, we received cash, net of cash disposed, from sales of businesses, joint ventures and affiliated companies of $46 million, $1,142 million and $27 million, respectively. In relation to transactions included in continuing operations, we recognized gains in 2008, 2007 and 2006, within other income (expense), net, of $24 million, $11 million and $3 million, respectively. We also recognized gain (loss) from dispositions, net of tax in 2008, 2007 and 2006, within income (loss) from discontinued operations, net of tax, of $9 million, $530 million and $(83) million, respectively. The divestment of these businesses is discussed separately below under "Divestitures in 2008", "Divestitures in 2007" and "Divestitures in 2006". All revenues and income reported in the year of sale are through the date of divestment.

Divestitures in 2008

        During the first quarter of 2008, we sold our 50 percent stake in the shares of ABB Powertech Transformers, located in South Africa, to Powertech, a wholly-owned subsidiary of the Altron Group at a gain of $11 million. This business was part of our Power Products division prior to being reclassified to discontinued operations. The Transformer business in South Africa had revenues of $29 million, $167 million and $146 million for the years ended December 31, 2008, 2007 and 2006, respectively. Income for 2008, 2007 and 2006 was $2 million, $15 million and $16 million, respectively, recorded in income (loss) from discontinued operations, net of tax.

Divestitures in 2007

        In November 2007, we completed the sale of Lummus Global (Lummus) to Chicago Bridge & Iron Company (CB&I) and received net cash proceeds of approximately $810 million. Lummus had revenues of $870 million and $985 million for the years ended December 31, 2007 and 2006, respectively. Income for 2007 and 2006 was $9 million in each year and we had a gain on sale of $530 million, all recorded in income (loss) from discontinued operations, net of tax. In 2008, we recorded certain adjustments that reduced the gain on sale by $5 million.

        In April 2007, we completed the sale of our Building Systems business in Germany, which was reported in discontinued operations. The business had revenues of $47 million and $286 million for the years ended December 31, 2007 and 2006, respectively. Losses for 2007 and 2006 were $2 million and $65 million, respectively, recorded in income (loss) from discontinued operations, net of tax. Of the loss reported for 2006, $67 million was an impairment charge based upon the proceeds which were expected from the sale of the business.

        In May 2007, we completed the sale of our stake in Jorf Lasfar Energy Company S.C.A. (Jorf Lasfar), a power plant based in Morocco and our stake in S.T.CMS Electric Company Private Limited (Neyveli), a power plant in India. Our share of the pre-tax earnings of Jorf Lasfar was $21 million and $67 million for the years ended December 31, 2007 and 2006, respectively. Our share of the pre-tax earnings of Neyveli for the years ended December 31, 2007 and 2006 was $4 million and $9 million, respectively. The sale of these investments resulted in a gain of approximately $38 million which was included in continuing operations. In 2008, we recorded adjustments to the gain on sale of $16 million related to the favorable outcome on an outstanding tax case.

        In 2007, we sold our Power Lines businesses in Brazil and Mexico for a sales price of $20 million and a gain of $0 million. These businesses had revenues of $39 million and $80 million and losses of $3 million and $4 million for the years ended December 31, 2007 and 2006, respectively. The losses were recorded in income (loss) from discontinued operations, net of tax.

Divestitures in 2006

        In December 2006, we sold our Cable business in Ireland. The business had revenues of $95 million and losses of $48 million for the year ended December 31, 2006. The loss was recorded in income (loss) from discontinued operations, net of tax. The majority of the $48 million loss reported in 2006 related to the sale of the business.

        In 2006, we sold our Power Lines businesses in Venezuela and South Africa. These businesses had revenues of $8 million and a loss of $1 million for the year ended December 31, 2006. The loss was recorded in income (loss) from discontinued operations, net of tax.

EXCHANGE RATES

        We report our financial results in U.S. dollars. Due to our global operations, a significant amount of our revenues, expenses, assets and liabilities are denominated in other currencies. As a consequence, movements in exchange rates between currencies may affect:

  •
  our profitability;

  •
  the comparability of our results between periods and

  •
  the carrying value of our assets and liabilities.

        We translate non-USD denominated results of operations, assets and liabilities to USD in our Consolidated Financial Statements. Balance sheet items are translated to USD using year-end currency exchange rates. Income statement and cash flow items are translated to USD using the average currency exchange rate over the relevant period.

        Increases and decreases in the value of the USD against other currencies will affect the reported results of operations in our Consolidated Income Statements and the value of certain of our assets and liabilities in our Consolidated Balance Sheets, even if our results of operations or the value of those assets and liabilities have not changed in their original currency. Because of the impact foreign exchange rates have on our reported results of operations and the reported value of our assets and liabilities, changes in foreign exchange rates could significantly affect the comparability of our reported results of operations between periods and result in significant changes to the reported value of our assets, liabilities and shareholders' equity, as has been the case during the period from 2006 through 2008.

        While we operate globally and report our financial results in USD, because of the location of our significant operations and because our corporate headquarters are in Switzerland, exchange rate movements between the USD and both the euro (EUR) and the Swiss francs (CHF) are of particular importance to us.

        The exchange rates between the USD and the EUR and the USD and the CHF at December 31, 2008, 2007 and 2006, were as follows:

Exchange rates into $	2008	2007	2006
EUR 1.00	1.40	1.47	1.32
CHF 1.00	0.94	0.89	0.82

        The average exchange rates between the USD and the EUR and the USD and the CHF for the years ended December 31, 2008, 2007 and 2006, were as follows:

Exchange rates into $	2008	2007	2006
EUR 1.00	1.47	1.37	1.25
CHF 1.00	0.93	0.84	0.80

        When we incur expenses that are not denominated in the same currency as the related revenues, foreign exchange rate fluctuations could affect our profitability. To mitigate the impact of exchange rate movements on our profitability, it is our policy to enter into forward foreign exchange contracts to manage the foreign exchange transaction risk of our operations.

        In 2008, approximately 88 percent of our consolidated revenues were reported in currencies other than USD. Of that amount, the following percentages were reported in the following currencies:

  •
  Euro, approximately 29 percent;

  •
  Chinese renminbi, approximately 9 percent;

  •
  Swiss francs, approximately 6 percent;

  •
  Swedish krona, approximately 5 percent and

  •
  Indian rupee, approximately 4 percent.

        In 2008, approximately 90 percent of our cost of sales and selling, general and administrative expenses were reported in currencies other than USD. Of that amount, the following percentages were reported in the following currencies:

  •
  Euro, approximately 33 percent;

  •
  Swiss francs, approximately 10 percent;

  •
  Swedish krona, approximately 8 percent;

  •
  Chinese renminbi, approximately 7 percent and

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

ORDERS

        We book and report an order when a binding contractual agreement has been concluded with the customer covering, at a minimum, the price and scope of products or services to be supplied, the delivery schedule and the payment terms. The reported value of an order corresponds to the undiscounted value of revenues that we expect to recognize following delivery of the goods or services subject to the order, less any trade discounts and excluding any value added or sales tax. The value of orders received during a given period of time represents the sum of the value of all orders received during the period, adjusted to reflect the aggregate value of any changes to the value of orders received during the period and orders existing at the beginning of the period. These adjustments, which may in the aggregate increase or decrease the orders reported during the period, may include changes in the estimated order price up to the date of contractual performance, changes in the scope of products or services ordered and cancellations of orders.

        The undiscounted value of revenues we expect to generate from our orders at any point in time is represented by our order backlog. Approximately 16 percent of the value of total orders we recorded in 2008 were "large orders," which we define as orders from third parties involving a value of at least $15 million for products or services. Approximately 46 percent of the large orders in 2008 were recorded by our Power Systems division and 32 percent in our Process Automation division. The Power Products, Automation Products and Robotics divisions account for the remainder of the total large orders recorded during 2008. The remaining portion of total orders recorded in 2008 was "base orders," which we define as orders from third parties with a value of less than $15 million for products or services.

        The level of orders fluctuates from year to year. Arrangements included in any particular order can be complex and unique to that order. Portions of our business involve orders for long-term projects that can take months or years to complete and many large orders result in revenues in periods after the order is booked. However, the level of large orders and orders generally cannot be used to accurately predict future revenues or operating performance. Orders that have been placed can be cancelled, delayed or modified by the customer. These actions can reduce or delay any future revenues from the order or may result in the elimination of the order.

        The near-term outlook is highly uncertain due to the volatility of key drivers such as economic growth and costs of raw materials. The impact of the slow or declining global economy has caused a decrease in the demand for total orders, particularly in large orders relating to the timing of projects awarded and lack of funding. It is still uncertain how the global economy will develop throughout 2009;

however, we believe our portfolio of products and services is well-balanced both geographically and in terms of product diversity. Beyond the near-term market uncertainties, we anticipate the need for more energy efficient products to remain stable in the course of a continued economic downturn as industrial customers address their need for productivity improvements in the face of low-cost competition.

PERFORMANCE MEASURES

        We evaluate the performance of our divisions primarily based on orders received, revenues, earnings before interest and taxes (EBIT) and EBIT as a percentage of revenues (EBIT margin). EBIT is the amount resulting from the subtraction of our cost of sales, selling, general and administrative expenses and other income (expense), net, from our revenues.

ANALYSIS OF RESULTS OF OPERATIONS

        Our consolidated results form operations were as follows:

	Year ended December 31,
	2008	2007	2006
	($ in millions, except per share data in $)
Orders	38,282	34,348	27,048
Order backlog(1)	23,837	22,715	15,829
Revenues	34,912	29,183	23,281
Cost of sales	(23,972)	(20,215)	(16,537)
Gross profit	10,940	8,968	6,744
Selling, general and administrative expenses	(5,822)	(4,975)	(4,326)
Other income (expense), net	(566)	30	139
Earnings before interest and taxes	4,552	4,023	2,557
Net interest and other finance expenses	(34)	(13)	(160)
Provision for taxes	(1,119)	(595)	(686)
Minority interest	(260)	(244)	(179)
Income from continuing operations	3,139	3,171	1,532
Income (loss) from discontinued operations, net of tax	(21)	586	(142)
Net income	3,118	3,757	1,390
Basic earnings (loss) per share:
Income from continuing operations	1.37	1.40	0.72
Income (loss) from discontinued operations, net of tax	(0.01)	0.26	(0.07)
Net income	1.36	1.66	0.65
Diluted earnings (loss) per share:
Income from continuing operations	1.37	1.38	0.69
Income (loss) from discontinued operations, net of tax	(0.01)	0.25	(0.06)
Net income	1.36	1.63	0.63

(1)
At December 31

        A more detailed discussion of the orders, revenues and EBIT for our individual divisions and other businesses follows in the sections below entitled "Power Products," "Power Systems," "Automation Products," "Process Automation," "Robotics" and "Corporate and Other." Orders and revenues of our core divisions include interdivisional transactions which are eliminated in the Corporate and Other line.

Orders

	Year ended December 31,
	2008	2007	2006
	($ in millions)
Power Products	13,627	11,320	8,572
Power Systems	7,408	7,744	5,733
Automation Products	10,872	9,314	7,706
Process Automation	8,657	7,935	6,550
Robotics	1,658	1,488	1,240
Core divisions	42,222	37,801	29,801

Corporate and Other(1)	(3,940)	(3,453)	(2,753)

Total	38,282	34,348	27,048

    (1)
    Including interdivisional eliminations

        Total orders in 2008 increased by 11 percent (7 percent in local currencies). Demand for power transmission and distribution products and energy-efficient industrial equipment was strong in most markets during the first half of 2008 but weakened in the last few months of the year due to the global economic crisis. Orders in our Power Products division grew 20 percent (15 percent in local currencies), as demand for Transformers, High Voltage (HV) Products and Medium Voltage (MV) Products remained solid particularly in the first half of 2008. Orders in our Power Systems division decreased 4 percent (8 percent in local currencies), primarily the result of a lower volume of large orders in the utilities sector compared to the prior year due to the timing of project awards. Orders in our Automation Products division rose 17 percent (11 percent in local currencies), benefiting from higher investments in the industrial sector as customers in this market looked for energy-efficient technologies to improve productivity. Our Process Automation division recorded an increase in orders of 9 percent (4 percent in local currencies), backed by higher demand in the marine, metal and turbocharging sectors. Orders in our Robotics division increased 11 percent (5 percent in local currencies) reflecting higher demand particularly in the Robot Automation and Systems businesses. In our Power Products and Automation Products divisions, order growth was also driven by sale price increases to offset higher raw material costs.

        Large orders in 2008 increased by 5 percent (flat in local currencies) to $5,984 million, compared to the 57 percent increase (47 percent in local currencies) reported in 2007. The relative share of large orders compared to the total orders decreased from 17 percent in 2007 to 16 percent in 2008.

        Total orders in 2007 increased by 27 percent (19 percent in local currencies). This strong growth was driven by high demand for power products and systems required to install new power infrastructure to expand or refurbish existing facilities in order to improve energy efficiency. Demand for more energy-efficient technologies and the need for capacity expansions to improve productivity also grew in most industrial sectors during 2007. All divisions benefited from favorable market conditions in 2007, resulting in the increase of both base and large orders.

        In 2007, orders in the Power Products division grew 32 percent (25 percent in local currencies), supported by strong demand for Transformers and High Voltage Products and to a lesser extent Medium Voltage Products. Orders in the Power Systems division increased 35 percent (26 percent in local currencies), as it obtained a few very large grid system and substation projects during 2007. Orders in the Automation Products division rose 21 percent (13 percent in local currencies), benefiting from investments by industrial customers in efficiency improvements due to higher raw material and energy costs. The Process Automation division recorded a 21 percent increase (13 percent in local currencies) in orders, backed by strong demand in the metals, minerals and marine sectors. Orders in the Robotics division grew 20 percent (13 percent in local currencies), reflecting the positive trend in general industry, particularly in the electronics, food processing and packaging sectors, amid continued

weak demand in the automotive industry. In our Power Products and Automation Products divisions, order growth was also driven by sale price increases to offset higher raw material costs.

        We determine the geographic distribution of our orders based on the location of the customer, which may be different from the ultimate destination of the products' end use. The geographic distribution of our consolidated orders was approximately as follows:

	Year ended December 31,
	2008	2007	2006
	($ in millions)
Europe	16,633	15,655	12,124
The Americas	7,235	6,013	5,064
Asia	10,242	9,186	6,504
Middle East and Africa	4,172	3,494	3,356

Total	38,282	34,348	27,048

        Orders from the Americas increased 20 percent (19 percent in local currencies) backed by strong demand in the U.S., Canada, Mexico, Brazil and Argentina. Orders in this region grew in all divisions except Robotics. Higher investments to install new power infrastructure and increased spending by industrial customers to improve production capacity in growing economies, particularly Korea, China and Singapore, contributed to the increase in orders in the Asian market which reported 11 percent (7 percent in local currencies) growth. Orders in this region increased strongly in all divisions except Power Systems in which orders decreased due to a lower volume of large orders. Orders in Europe increased 6 percent (decreased 1 percent in local currencies). Orders from Finland, Spain, Turkey, Iceland and Sweden were up significantly. However, orders in Germany and United Kingdom were substantially lower. Orders of a similar size as the offshore windfarm project in Germany and the cable order to connect the United Kingdom with the Netherlands with values of approximately $400 million and $350 million, respectively, were not received in 2008. Orders in MEA markets increased 19 percent (17 percent in local currencies) driven by higher investments for new infrastructures in the utility and industrial sectors. A strong increase in orders in the MEA region in 2008 was attributable to the higher demand in Saudi Arabia, United Arab Emirates (UAE), South Africa and the Republic of Congo.

        The share of orders from Europe remained the largest at 43 percent, although lower than the 46 percent share reported last year. The share of orders from Asia is unchanged at 27 percent. The share of orders from the Americas increased by 2 percentage points in 2008 to 19 percent, while MEA increased its share to 11 percent from 10 percent last year.

        In 2007, orders from Europe increased by 29 percent (19 percent in local currencies), boosted by investments in power grid upgrades, interconnection projects and equipment replacement. In particular, we experienced significant increases in Germany, the United Kingdom, Russia and Norway. Orders from the Americas increased by 19 percent (15 percent in local currencies), as demand for refurbishing aging equipment and upgrades in the industrial sector to improve energy efficiency were strong particularly in the United States, Brazil and to a lesser extent, in Chile. Orders from Asia increased by 41 percent (31 percent in local currencies), following higher demand in the utilities and industrial sectors to support rapid economic growth, particularly in China and India. Compared to the very high level of orders received in 2006, orders from MEA increased by 4 percent and were almost flat in local currencies.

        Europe accounted for the largest share of orders and increased to 46 percent in 2007 from 45 percent in 2006, while the share of orders from the Asian market increased from 24 percent to 27 percent during the same period. As compared to 2006, the share of orders from the Americas and MEA decreased by 2 percentage points in 2007 to 17 percent and 10 percent, respectively.

Order backlog

	December 31,
	2008	2007	2006
	($ in millions)
Power Products	7,977	6,932	4,845
Power Systems	7,704	8,209	5,627
Automation Products	3,863	3,490	2,439
Process Automation	6,111	5,951	3,991
Robotics	545	529	441

Core divisions	26,200	25,111	17,343
Corporate and Other(1)	(2,363)	(2,396)	(1,514)

Total	23,837	22,715	15,829

    (1)
    Including interdivisional eliminations

        Order backlog at the end of 2008 increased by $1,122 million, or 5 percent (14 percent in local currencies), from the end of 2007.

        Order backlog continued to grow in 2008 despite strong revenue growth of 20 percent (16 percent in local currencies), as the amount of orders received during the year, in absolute terms, was 10 percent higher than the amount of revenues. Order backlog increased in all divisions except Power Systems which saw a decline due to a lower volume of large orders received in 2008, compared to 2007.

        Order backlog at the end of 2007 increased by $6,886 million, or 44 percent (32 percent in local currencies), from the end of 2006 due to strong order growth in all divisions.

        Order backlog grew at a high rate in 2007 despite strong revenue growth of 25 percent (18 percent in local currencies), as the amount of orders received during the year, in absolute terms, was 18 percent higher than the amount of revenues. Growth in the order backlog was further increased by a higher volume of large orders with long delivery schedules, particularly in our Power Systems and Process Automation divisions.

Revenues

	Year ended December 31,
	2008	2007	2006
	($ in millions)
Power Products	11,890	9,777	7,275
Power Systems	6,912	5,832	4,544
Automation Products	10,250	8,644	6,837
Process Automation	7,815	6,420	5,448
Robotics	1,642	1,407	1,288

Core divisions	38,509	32,080	25,392
Corporate and Other(1)	(3,597)	(2,897)	(2,111)

Total	34,912	29,183	23,281

    (1)
    Including interdivisional eliminations

        In 2008, revenues increased by $5,729 million or 20 percent (16 percent in local currencies) supported by all divisions, benefiting from high order backlog available at the beginning of the year and high volume of book and bill orders received in the first two quarters of the year. Further, revenue growth was supported by efficiency improvements in the production and order execution processes.

Revenues in Power Products and Automation Products divisions grew 22 percent (18 percent in local currencies) and 19 percent (13 percent in local currencies), respectively, as these product divisions continued operating at high capacity levels. The increase in revenues in the product divisions was also driven partly by increases in sales prices to compensate the increase of commodity costs. Power Systems and Process Automation divisions reported revenue growth of 19 percent (16 percent in local currencies) and 22 percent (18 percent in local currencies) respectively. The growth of revenues in our Power Systems and Process Automation divisions was primarily driven by progress made in the execution of large orders. High order backlog at the beginning of 2008 was also the main factor contributing to the growth of revenues in the Robotics division, which for this year increased by 17 percent (11 percent in local currencies).

        Revenues in 2007 increased by $5,902 million, or 25 percent (18 percent in local currencies). Growth in revenues in 2007 was primarily driven by a high order backlog at the beginning of the year, an increasing volume of book and bill orders and high utilization of production capacity. The Power Products and Automation Products divisions recorded revenue growth of 34 percent (27 percent in local currencies) and 26 percent (18 percent in local currencies), respectively, as these product divisions benefited from favorable market conditions and sales price increases to compensate for the higher costs of raw materials. Revenue growth was reported at 28 percent (20 percent in local currencies) in our Power Systems division and 18 percent (10 percent in local currencies) in our Process Automation division, in 2007, reflecting further progress achieved in the execution of the large orders received during 2006 and in the first half of 2007. Revenue growth in the Robotics division of 9 percent (3 percent in local currencies) in 2007 was lower than the growth reported by other divisions, due to a relatively small backlog at the beginning of the year.

        We determine the geographic distribution of our revenues based on the location of the customer, which may be different from the ultimate destination of the products' end use. The geographic distribution of our consolidated revenues was approximately as follows:

	Year ended December 31,
	2008	2007	2006
	($ in millions)
Europe	15,815	13,322	10,969
The Americas	6,428	5,247	4,394
Asia	8,967	7,480	5,863
Middle East and Africa	3,702	3,134	2,055

Total	34,912	29,183	23,281

        In 2008, revenues in Europe increased by 19 percent (13 percent in local currencies). In particular, we experienced significant revenue increases in Germany, United Kingdom, Spain, Finland and Turkey. The revenues from Asia, which increased by 20 percent (16 percent in local currencies), were driven mainly by the increases in China, India, Korea and Singapore. Revenues from the Americas increased by 23 percent (22 percent in local currencies), with strong increase in the United States, Canada and Brazil. Strong growth in revenues was reported in Qatar, UAE, South Africa and Saudi Arabia. High revenues in these countries led to the 18 percent (16 percent in local currencies) growth in MEA region. The increase in revenues in all regions was the result of high production efficiency and sound execution of projects from the initial backlog and book and bill orders received during 2008.

        The revenues from Europe contributed 45 percent of the group revenues in 2008. The share of revenues from Asia to the total group revenues was 26 percent while the Americas and MEA reported revenue shares of 18 percent and 11 percent, respectively. The share of revenues in each region in 2008, as a percentage of the total group revenues, was unchanged from the prior year.

        In 2007, revenues in Europe increased by 21 percent (12 percent in local currencies). In particular, we experienced significant revenue increases in Russia, Germany, Italy and Spain. However, as a result of rapid revenue growth in other regions, the relative share of revenues from the European market decreased to 46 percent of our total revenues in 2007, compared to 47 percent in 2006. The revenues from Asia, which increased by 28 percent (20 percent in local currencies), were driven mainly by the increases in China and India and accounted for 25 percent of total revenues, compared to 25 percent in 2006. Revenues from the Americas increased by 19 percent (16 percent in local currencies), mainly contributed by the United States and at December 31, 2007, represented 18 percent of the total revenues, compared to 19 percent in 2006. Revenues from MEA accounted for 11 percent of total revenues, compared to 9 percent in 2006, which represented an increase of 53 percent (47 percent in local currencies), compared to 2006. Revenue growth in this region was particularly strong in Saudi Arabia and Qatar.

Cost of sales

        Cost of sales increased by $3,757 million, or 19 percent (15 percent in local currencies), to $23,972 million in 2008, after an increase of $3,678 million, or 22 percent (15 percent in local currencies), in 2007. The increase in cost of sales in 2008 was attributable to the growth in sales volumes, as well as increases in certain raw material costs, particularly in the product divisions.

        Cost of sales consists primarily of labor, raw materials and components. Cost of sales also includes expenses for warranty, contract losses and project penalties, as well as order-related development expenses incurred in connection with projects for which corresponding revenues were recognized.

        As a percentage of revenues, cost of sales decreased, as reflected in the increase in gross profit margin to 31.3 percent in 2008 from 30.7 percent in 2007 and 29.0 percent in 2006. The higher gross margin in 2008 reflected a continuing trend from 2007, as the operations benefited from increased business volume, higher capacity utilization, better project execution and process improvement programs in the areas of risk management and project cost control. Furthermore, the progress made in the implementation of our cost migration strategy delivered financial benefits through cost savings in 2008.

Selling, general and administrative expenses

        The components of selling, general and administrative expenses for the years ended December 31, 2008, 2007 and 2006 were as follows:

	Year ended December 31,
	2008	2007	2006
	($ in millions)
Selling expenses	(2,943)	(2,531)	(2,202)
Selling expenses as a percentage of orders received	7.7%	7.4%	8.1%
General and administrative expenses	(2,879)	(2,444)	(2,124)
General and administrative expenses as a percentage of revenues	8.2%	8.4%	9.1%
Total selling, general and administrative expenses	(5,822)	(4,975)	(4,326)
Total selling, general and administrative expenses as a percentage of revenues	16.7%	17.0%	18.6%
Total selling, general and administrative expenses as a percentage of the average of orders received and revenues	15.9%	15.7%	17.2%

        Selling, general and administrative expenses increased by $847 million, or 17 percent (12 percent in local currencies), in 2008, after increasing by $649 million, or 15 percent (8 percent in local currencies), in 2007. Total selling, general and administrative expenses, which are related to both orders received and revenues, expressed as a percentage of the average of orders received and revenues, increased in 2008 by 0.2 percentage points to 15.9 percent from 15.7 percent in 2007, after decreasing 1.5 percent from 2006. The slight increase in selling expenses as a percentage of orders received reported in 2008 is mainly the result of lower orders received in the last two quarters of 2008.

        Selling expenses in 2008 increased by $412 million, or 16 percent (11 percent in local currencies), from 2007. The increases in selling expenses were primarily due to increasing activities in sales and marketing areas and growth of company sales personnel. Expressed as a percentage of orders received, selling expenses increased by 0.3 percentage points in 2008.

        Selling expenses in 2007 increased by $329 million, or 15 percent (7 percent in local currencies), from 2006. These increases were primarily due to volume-related expenses such as sales commissions, hiring of additional resources employed in the developing markets and more intensified sales programs to expand market shares and enter into new markets. Expressed as a percentage of orders received, selling expenses decreased by 0.7 percentage points in 2007.

        General and administrative expenses increased by $435 million, or 18 percent (13 percent in local currencies), in 2008, primarily related to the growth of business. General and administrative expenses include non-order related R&D, which increased 18 percent (12 percent in local currencies) to $1,027 million in 2008, relative to 2007, reflecting the continued spending on product development activities, particularly in the Power Products, Automation Products and Process Automation divisions. Total general and administrative expenses, as a percentage of revenues, remained at the same level as 2007, despite increased growth during the period. This was partly due to increased focus on the monitoring and controlling of administrative costs both at the corporate and operating unit levels.

        General and administrative expenses increased by $320 million, or 15 percent (8 percent in local currencies), in 2007, which were primarily driven by operational requirements to support the fast growing business. Additional resources and investments were made in that year to improve the business process. General and administrative expenses include non-order related R&D which increased 15 percent (7 percent in local currencies) to $871 million in 2007, relative to 2006, reflecting the continued spending on product development activities, particularly in the Power Products and Automation Products divisions.

        The total selling, general and administrative expenses, as a percentage of revenues, decreased by 1.6 percentage points in 2007. Lower incremental expenses in general and administration expenses in 2007, despite increasing administrative requirements for growing business volumes, were partly due to lower costs associated with the internal control measures to comply with the provisions of the Sarbanes Oxley Act of 2002, higher savings from the group-wide process optimization programs and increased focus on the monitoring and controlling of costs both at the corporate and operating unit levels.

Other income (expense), net

	Year ended December 31,
	2008	2007	2006
	($ in millions)
Restructuring expenses	(5)	(8)	3
Capital gains, net	73	95	75
Asset write-downs	(11)	(66)	(12)
Income from licenses, equity accounted companies and other income (expense)	(623)	9	73

Total	(566)	30	139

        Other income (expense), net, typically consists of restructuring expenses, gains or losses from the sale of businesses, gains or losses from the sale or disposal of property, plant and equipment, asset write-downs, our share of income or loss from equity accounted companies and license income.

        Restructuring costs are recorded in various lines within the Consolidated Income Statements depending on the nature of the charges. In 2008, restructuring costs reported under other income (expense) amounted to $5 million, incurred for restructuring projects mainly in Power Products,

Automation Products and Process Automation. In 2007, restructuring costs reported under other income (expense) amounted to $8 million that primarily consisted of $3 million costs incurred to streamline the operations in the Power Products division, $2 million restructuring costs for capacity expansion in the Power Systems division, $2 million restructuring costs in Real Estate operations and $1 million of costs in the Automation Products division. In 2006, due to a change in the restructuring liability estimate, restructuring costs resulted in an income of $3 million.

        Capital gains, net, during 2008 amounted to $73 million which mainly consisted of $14 million in gains from the sale of shares and participations, $10 million gain from the release of provision from a legal claim settlement related to the sold Air Handling business and $47 million capital gains from the sale of real estate properties, mainly in Switzerland, Brazil, Italy, Norway, United Kingdom, Mexico, and Poland. Additionally, in 2008, we recorded adjustments to the gain on sale of Jorf Lasfar and Neyveli of $16 million related to the favorable outcome on an outstanding tax case.

        Capital gains, net, during 2007 amounted to $95 million which consisted of $49 million in gains from the sale of equity investments, including a $38 million gain from the divestment of our equity investments in Jorf Lasfar and Neyveli, a $41 million gain from the sale of real estate properties mainly in Switzerland, Italy and to a lesser extent in Brazil, Norway and France and a $5 million gain on sale of various machinery and equipment. In 2006, capital gains, net, included approximately $65 million of gains from the sale of land and buildings in Europe.

        Asset write-downs in 2008 mainly related to the Distributed Energy business in Great Britain and other minor impairments. Asset write-downs during 2007 included an impairment charge of $42 million in respect of one of our equity investments, which we intend to divest, as the anticipated market value was less than our book value. Asset write-downs in 2006 included the impairment of long-lived assets of $8 million, primarily in Europe and several minor write-downs on loans and investments.

        In 2008, income from licenses, equity accounted companies and other income (expense) primarily consisted of provisions for the ongoing investigations in the Power Transformer business by the European Commission, the German Federal Cartel Office, as well as the investigations by the U.S. Securities and Exchange Commission (SEC) and the U.S. Department of Justice (DoJ) which were recorded in Corporate and Other. (See "Note 15 Commitments and contingencies" to our Consolidated Financial Statements.)

        Additionally, income from equity accounted companies in 2008 was generated from our equity ventures investment in Colombia and other investments in Italy, Finland and Germany and license income mainly from Japan. Income from equity accounted companies in 2007 included $36 million, which was primarily related to Jorf Lasfar prior to its sale in the second quarter of 2007. During 2007, this income was also offset by charges towards several businesses that were sold or closed in earlier years. Income in 2006 was mainly derived from Jorf Lasfar and relatively smaller amounts of income were derived from various other equity accounted companies in India and in the United States.

Earnings before interest and taxes

	Year ended December 31,
	2008	2007	2006
	($ in millions)
Power Products	2,100	1,596	939
Power Systems	592	489	279
Automation Products	1,908	1,477	1,053
Process Automation	926	683	541
Robotics	9	79	1

Core divisions	5,535	4,324	2,813
Corporate and Other	(983)	(301)	(256)

Total	4,552	4,023	2,557

        EBIT increased by $529 million, or 13 percent (6 percent in local currencies), in 2008, despite the compliance related provisions charged to other income (expense), net and by $1,466 million, or 57 percent (47 percent in local currencies), in 2007.

        The EBIT margins for our core divisions and on a consolidated basis for the years ended December 31, 2008, 2007 and 2006, were as follows:

	Year ended December 31,
	2008	2007	2006
	(%)
Power Products	17.7	16.3	12.9
Power Systems	8.6	8.4	6.1
Automation Products	18.6	17.1	15.4
Process Automation	11.8	10.6	9.9
Robotics	0.5	5.6	0.1
Core divisions	14.4	13.5	11.1
Consolidated	13.0	13.8	11.0

        The higher group EBIT and EBIT margin in the core operations were achieved through higher margin contributed by significant volumes of incremental revenues and higher capacity utilization, better execution of large projects and increased sourcing of production capacity, components and materials from emerging markets. The compliance related charges recorded in Corporate and Other negatively impacted the consolidated margin compared to 2007.

Net interest and other finance expense

        Net interest and other finance expense consists of interest and dividend income offset by interest and other finance expense.

        Interest and other finance expense includes interest expense on our debt, the amortization of upfront costs associated with our credit facility and our debt securities, commitment fees on our bank facility and exchange losses on financial items, offset by gains on marketable securities and exchange gains on financial items.

	Year ended December 31,
	2008	2007	2006
	($ in millions)
Interest and dividend income	315	273	147
Interest and other finance expense	(349)	(286)	(307)

Net interest and other finance expense	(34)	(13)	(160)

        Interest and dividend income increased in 2008 compared to 2007, reflecting the improvement in our liquidity during the first half of 2008 through cash generated from operations and the change in investment strategy compared to 2007 with more cash placed in time deposits. In the first three quarters of 2007, we invested a significant amount of our excess liquidity in accumulating net asset value money-market funds, where the income is not distributed but is reflected by an increase in value of the funds' shares and is realized upon the sale of such investments. As interest on deposits is recorded in interest and dividend income, while gains on sales of securities are netted against interest and other finance expense, this change in investment strategy explains part of the increase in interest and dividend income in 2008 compared to 2007. However, during the second half of 2008, our interest income was impacted by falling interest rates, our acceptance of lower yields in favor of security in an increasingly difficult market and, despite positive cash flow from operations, a lower excess cash balance as cash was expended for, amongst other, the nominal value reduction, acquisitions and the share buyback program. (See "Liquidity and capital resources" for discussion of our investment strategy.)

        Interest and dividend income increased in 2007 compared to 2006, reflecting the improvement in our liquidity during the year, with the aggregate of the cash and equivalents and marketable securities and short-term investments balances increasing to $8,110 million at December 31, 2007, from $4,726 million at December 31, 2006. Up to the third quarter of 2007, we invested a significant amount of our excess liquidity in accumulating net asset value money-market funds, where the income is not distributed but is reflected by an increase in value of the funds' shares and is realized upon the sale of such investments. However, due to the then turbulence in the financial markets, we decided to realize our gains on such securities and invest the cash in term deposits with banks. As gains on sales of securities are recorded in interest and other finance expense, while interest on deposits is recorded in interest and dividend income, this change in investment strategy compared to 2006, combined with our improved liquidity resulted in an increase in interest income in 2007 of $78 million, compared to 2006.

        Both interest and dividend income and interest and other finance expense in 2007 include a gross-up in the amount of $44 million, related to interest income and expense on certain balance sheet items that were economically related but did not meet the criteria for presentation on a net basis. This should be considered when comparing 2008 figures with 2007 and, similarly, 2007 figures with 2006.

        Interest and other finance expense increased in 2008 compared to 2007, despite a reduction in overall debt levels. This increase was primarily due to two items in 2008. Firstly, we recorded a $20 million other-than-temporary impairment on available-for-sale equity fund securities held by our Captive Insurance business, as we do not expect the market values of these securities to recover to their cost basis in the near term, given current market conditions. (See "Note 2 Significant accounting policies" to our Consolidated Financial Statements.) Secondly, at December 31, 2008, we recorded $102 million in foreign exchange losses on the remeasurement into U.S. dollars of funding (in euros) of our EUR-denominated investment in government bonds designated as available-for-sale securities. The corresponding foreign exchange gain on these securities is part of their change in market value recorded in accumulated other comprehensive loss in equity and will be released to the income statement in the first quarter of 2009, when these securities mature. The loss is the result of the significant move in the EUR/USD exchange rate in the month of December 2008 and the amount of the EUR-denominated funding of these securities (1.06 billion euros).

        Interest and other finance expense was lower in 2007 than in 2006. The reduction was the result of several factors. Firstly, interest and other finance expense in 2006 included $55 million in expenses related to the induced conversion of our $968 million convertible bonds during the second quarter of 2006. Secondly, as a result of the improvement in our liquidity position, we generated approximately $18 million additional net gains on marketable securities in 2007, compared to 2006. While the induced conversion of our $968 million convertible bonds during 2006 and the conversion by bondholders during 2007 of our 1 billion Swiss francs convertible bonds resulted in a significantly lower average debt level during 2007, compared to 2006, the savings in interest expense were partially offset by increases in interest rates (particularly in euros) as all of our remaining outstanding bonds were swapped using interest rate swaps into floating rate obligations.

Provision for taxes

	Year ended December 31,
	2008	2007	2006
	($ in millions)
Income from continuing operations, before taxes and minority interest	4,518	4,010	2,397
Provision for taxes	(1,119)	(595)	(686)
Effective tax rate for the year	24.8%	14.8%	28.6%

        The provision for taxes in 2008 was $1,119 million, representing an effective tax rate for the year of 24.8 percent. The provision for taxes in 2008 includes the change in valuation allowance of approximately $414 million on deferred taxes as we determined it was more likely than not that such deferred tax assets would be realized. The change in valuation allowance was predominantly related to our operations in north America with approximately $330 million. In addition, the provision for taxes in 2008 included an expense of approximately $140 million relating to a pending tax dispute in north Europe. Approximately $100 million related to costs of previously disclosed investigations by the U.S. and European authorities into suspect payments and alleged anti-competitive practices that were deducted for financial accounting purposes, but were not tax deductible.

        The provision for taxes in 2007 was $595 million, representing an effective tax rate for the year of 14.8 percent. The provision for taxes in 2007 includes the change in valuation allowance of approximately $698 million on deferred taxes as we determined it was more likely than not that such deferred tax assets would be realized. The change in valuation allowance was predominantly related to our operations in certain countries such as the United States with approximately $490 million, but also including countries such as Canada and the United Kingdom. In addition, the provision for taxes in 2007 included an expense of approximately $35 million relating to the interpretation of tax law and double tax treaty agreements by competent tax authorities in northern Africa and an expense of approximately $45 million relating to a net increase in tax accruals.

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

Income from continuing operations

        Income from continuing operations decreased by $32 million to $3,139 million in 2008, after increasing by $1,639 million to $3,171 million in 2007. The improvement in EBIT in 2008 was largely offset by a lower net interest and other finance expense as well as a higher tax rate discussed above. Income from continuing operations in 2007 benefited from a sharp increase in EBIT as well as a very favorable tax rate compared to 2006.

Income (loss) from discontinued operations, net of tax

        For a detailed discussion of the income (loss) from discontinued operations, net of tax, as well as a detailed discussion of the results of our discontinued operations, see "Discontinued operations," and "Note 3 Acquisitions, divestments and discontinued operations" to our Consolidated Financial Statements.

Net income

        As a result of the factors discussed above, net income decreased by $639 to $3,118 million in 2008 and increased by $2,367 million to $3,757 million in 2007 from $1,390 million in 2006.

Earnings (loss) per share

	Year ended December 31,
	2008	2007	2006
	($)
Income from continuing operations:
Basic	1.37	1.40	0.72
Diluted	1.37	1.38	0.69
Income (loss) from discontinued operations, net of tax:
Basic	(0.01)	0.26	(0.07)
Diluted	(0.01)	0.25	(0.06)
Net income:
Basic	1.36	1.66	0.65
Diluted	1.36	1.63	0.63

        Basic earnings (loss) per share is calculated by dividing income (loss) by the weighted-average number of shares outstanding during the year. Diluted earnings (loss) per share is calculated by dividing income (loss) by the weighted-average number of shares outstanding during the year, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise: outstanding written call options; outstanding options and shares granted subject to market and/or vesting conditions under our share-based payment arrangements and, prior to September 2007, shares issuable in relation to our outstanding convertible bonds. (See "Note 20 Earnings per share" to our Consolidated Financial Statements.)

Divisional analysis

Power Products

        The financial results of our Power Products division were as follows:

	Year ended December 31,
	2008	2007	2006
	($ in millions)
Orders	13,627	11,320	8,572
Order backlog(1)	7,977	6,932	4,845
Revenues	11,890	9,777	7,275
EBIT	2,100	1,596	939

    (1)
    At December 31

Orders

        Orders increased by $2,307 million, or 20 percent (15 percent in local currencies) in 2008 after improving $2,748 million, or 32 percent (25 percent in local currencies) in 2007. These improvements were primarily due to growth in demand for electricity, particularly in emerging markets, and the expansion and improvement of power grid infrastructure, with a focus on environmental sustainability. The increase in orders reflected growth in all businesses, led by Transformers. Base orders, which grew by 18 percent and 30 percent (12 percent and 22 percent in local currencies), made up the vast majority of orders, in 2008 and 2007, respectively. Price increases to cover the increase in the cost of raw materials also contributed to the order increase in 2007.

        The geographic distribution of orders as a percentage of total orders in 2008, 2007 and 2006 for our Power Products division was approximately as follows:

	Year ended December 31,
	2008	2007	2006
	(%)
Europe	38	39	36
The Americas	24	24	25
Asia	30	30	31
Middle East and Africa	8	7	8

Total	100	100	100

        The share of orders from Europe, which continued to be the largest regional source of orders, decreased marginally. However, it recorded order growth in absolute terms in 2008. This growth was driven by the need to replace aging infrastructure and increased demand for power grid interconnections and renewable energy sources. The share of orders from the Americas remained flat and was considerably influenced by orders from the United States, driven by the need to replace aging infrastructure and to meet existing mandated reliability standards and load growth. The share of orders from Asia remained stable compared to 2007. Demand was driven by the growth in energy needs, particularly in China and India, resulting from increasing levels of industrialization and urbanization. The share of orders from MEA improved in 2008, reflecting increased investment in infrastructure in the region, supported by high oil prices.

Order backlog

        Order backlog in 2008 increased by $1,045 million, or 15 percent (24 percent in local currencies), after increasing by $2,087 million, or 43 percent (32 percent in local currencies) in 2007, due to increased order intake in all businesses, led by Transformers which typically have longer delivery schedules.

Revenues

        Revenues increased by $2,113 million, or 22 percent (18 percent in local currencies) in 2008 as a result of continued order growth and strong opening order backlog in almost all market segments, particularly in transformers.

        Revenues increased by $2,502 million, or 34 percent (27 percent in local currencies), in 2007, as a result of order growth experienced in many market segments, particularly in transformers and sales price increases to cover increased raw material costs.

        The geographic distribution of revenues in 2008, 2007 and 2006, for our Power Products division was approximately as follows:

	Year ended December 31,
	2008	2007	2006
	(%)
Europe	38	39	37
The Americas	24	24	25
Asia	30	30	31
Middle East and Africa	8	7	7

Total	100	100	100

        The relative share of revenues among geographic regions in 2008 and 2007 remained similar to the distribution of orders, while all regions recorded growth in revenues as compared to the previous year. In Europe the growth in revenues was led by Spain, Switzerland and the United Kingdom. Revenue growth in Asia in 2008 was led by China and India, while revenue growth in the Americas was particularly strong in the United States. In MEA, the revenue increase was mainly driven by Saudi Arabia.

        The growth in European revenues in 2007 was led by Russia and Germany. Revenue growth in Asia in 2007 was led by China and India, while revenue growth in the Americas was particularly strong in the United States. In MEA, the share of revenues remained similar compared to 2006 with the increase in revenues driven by Saudi Arabia.

Earnings before interest and taxes

        EBIT grew by $504 million, or 32 percent (24 percent in local currencies), in 2008, after increasing $657 million, or 70 percent (60 percent in local currencies), in 2007. The EBIT margin for the division was 17.7 percent in 2008, as compared to 16.3 percent in 2007 and 12.9 percent in 2006. EBIT and EBIT margin benefited from higher contribution from increased revenues, improved capacity utilization across all businesses, operational and productivity improvements, supply chain savings and positive impacts from the transformer consolidation program. Total costs related to the transformer consolidation program in 2008 amounted to $46 million ($34 million in 2007)

Fiscal year 2009 outlook

        Uncertainty in the lending environment may contribute to project delays and the general global economic slowdown may result in further weakening of industrial and construction-related demand which may affect our products linked to the distribution sector. However, we currently believe that utilities will continue to invest in equipment replacement and grid upgrades.

Power Systems

        The financial results of our Power Systems division were as follows:

	Year ended December 31,
	2008	2007	2006
	($ in millions)
Orders	7,408	7,744	5,733
Order backlog(1)	7,704	8,209	5,627
Revenues	6,912	5,832	4,544
EBIT	592	489	279

    (1)
    At December 31

Orders

        Order intake in 2008 decreased by $336 million, or 4 percent (8 percent in local currencies) due to a lower volume of large orders, while the base order volume was maintained at the previous year's level. Large projects secured in 2008 included a $233 million order from Hyundai Engineering and Construction (HDEC) of Korea to supply power systems and grid connections for a natural gas and steam turbine (combined-cycle) power plant to be built in Qatar. A $170 million contract was received from Svenska Kraftnät and Fingrid Oyj, the transmission system operators in Sweden and Finland, for two HVDC converter stations for the Fenno-Skan 2 power link. A $150 million order was received from Dutch utility Nuon to provide power systems and grid connections for a new power plant to be built in the Netherlands.

        The increase in orders in 2007 compared with 2006 reflected a significant growth of 52 percent (41 percent in local currencies) and 26 percent (18 percent in local currencies), of large and base orders, respectively, as demand for power transmission and distribution systems was strong in most markets. The large orders secured in 2007 included an offshore wind farm project in Germany with an order value of more than $400 million, a $350 million cable order to connect the United Kingdom with the Netherlands and an ultrahigh-voltage power link in China with an order value for the Power Systems division of approximately $270 million.

        The geographic distribution of orders as a percentage of total orders in 2008, 2007 and 2006 for our Power Systems division was approximately as follows:

	Year ended December 31,
	2008	2007	2006
	(%)
Europe	39	46	39
The Americas	16	11	17
Asia	20	21	16
Middle East and Africa	25	22	28

Total	100	100	100

        Europe remained the largest region in terms of order intake in 2008, despite a decrease compared with the prior year. The order decrease in Europe mainly reflected the high volume of large projects received in this region in 2007, which could not be matched in 2008. MEA continued to show significant market growth for the division, as high fuel prices triggered investments in big infrastructure projects. Orders were also strong in the Americas, particularly in the United States, Canada and Brazil, resulting in a higher percentage share for the Americas region as compared to the previous year. The order share from Asia decreased marginally, mainly due to a relatively lower volume of large orders from China. Orders also decreased in India, primarily as the Power Systems division decided to discontinue the rural electrification business due to safety concerns.

        The order growth in Europe in 2007 was fueled by large projects and a double-digit growth in base orders. Europe was the largest regional source of orders and increased its percentage share in 2007. Asia saw strong order growth in 2007 and was helped by a large ultrahigh-voltage project in China and strong base order growth led by India. The share of orders from the Americas and MEA decreased as Europe and Asia recorded significant increases in their respective order volumes and gained higher percentage shares compared to 2006. Base order growth in the Americas was offset by a lower level of large orders, resulting in lower overall order volumes in 2007 compared to 2006. 2007 orders in MEA slightly decreased despite the strong market growth, as the high level of large projects in 2006 did not recur in 2007.

Order backlog

        Order backlog in 2008 decreased by $505 million, or 6 percent (increased 4 percent in local currencies), due mainly to a lower volume of large order intake. The order backlog increased by $2,582 million, or 46 percent (34 percent in local currencies), at December 31, 2007, compared with December 31, 2006, reflecting the growth in large and base orders.

Revenues

        Revenues increased by $1,080 million, or 19 percent (16 percent in local currencies), in 2008 as compared with an increase of $1,288 million, or 28 percent (20 percent in local currencies), in 2007.

Revenues in 2008, as in 2007 grew mainly as a result of an increased level of project execution of both backlog and new orders.

        The geographic distribution of revenues in 2008, 2007 and 2006 for our Power Systems division was approximately as follows:

	Year ended December 31,
	2008	2007	2006
	(%)
Europe	42	40	44
The Americas	14	15	16
Asia	18	20	20
Middle East and Africa	26	25	20

Total	100	100	100

        In 2008, all regions led recorded growth in revenues over the previous year with Europe and MEA taking the lead. The higher revenues from Europe in 2008 reflected strong revenue growth particularly from Germany, the United Kingdom and Italy, driven by the execution of large projects booked in 2007 and 2006. The revenue growth from MEA was also largely due to the execution of large orders booked in the region in 2007 and 2006.

        All regions recorded growth in revenues over the previous year in 2007. Europe and the Americas saw a decrease in their respective shares of total revenues as MEA gained a higher share. Growth in Europe, in 2007, was led by central and eastern Europe, with a significant increase in Russia. The higher revenues from the Americas, in 2007, reflected strong revenue growth, particularly from Canada on the execution of the HVDC project booked in 2006 and also from increases in the United States and Brazil. The revenue increase in Asia related primarily to strong growth in India.

Earnings before interest and taxes

        EBIT of the Power Systems division grew by $103 million, or 21 percent (19 percent in local currencies) in 2008, compared with growth of $210 million, or 75 percent (63 percent in local currencies), in 2007, over the previous year. The EBIT margin for the division improved to 8.6 percent in 2008 compared with 8.4 percent and 6.1 percent in 2007 and 2006, respectively.

        The increase in EBIT and EBIT margin in 2008 and 2007 can be attributed mainly to higher revenues and capacity utilization, bidding selectivity, project execution and the cost benefit from expanding engineering resources in emerging markets.

Fiscal year 2009 outlook

        Key market drivers for the Power Systems division are economic growth in emerging markets, upgrades of aging infrastructure, power reliability and quality concerns, increased focus on energy efficiency and environmental issues and the integration of renewable energy sources. Looking ahead, we believe the economic slowdown could result in a reduction of electricity consumption and uncertainties around financing could lead to postponement of large orders in some cases. At the same time, we believe governments may also leverage infrastructure investments in the energy sector, such as transmission interconnections, to stimulate the economy. There are also political commitments in the EU, U.S., and Asia to increase the share of energy from renewable sources, which could spur activity in the sector.

Automation Products

        The financial results of our Automation Products division were as follows:

	Year ended December 31,
	2008	2007	2006
	($ in millions)
Orders	10,872	9,314	7,706
Order backlog(1)	3,863	3,490	2,439
Revenues	10,250	8,644	6,837
EBIT	1,908	1,477	1,053

    (1)
    At December 31

Orders

        Orders increased by $1,558 million, or 17 percent (11 percent in local currencies), in 2008 and $1,608 million, or 21 percent (13 percent in local currencies), in 2007.

        The increase in 2008 was the result of high demand during the first three quarters of the year for all business units except wiring accessories which experienced a weakening construction market. In the fourth quarter demand for standard industrial and building products declined, reflecting the general global economic downturn. Orders for low-voltage drives, machines and low-voltage systems increased in the last quarter due to orders for energy conservation and renewable energy (mainly wind).

        Demand in 2007 was high as many industrial customers increased their investments in efficiency improvements due to higher raw material and energy costs. Orders received increased for all business units with the highest growth in power electronics and MV drives which received a $110 million order for an advanced railway power converter system in Germany. Also, standard products such as Low Voltage (LV) drives, breakers and switches, LV motors, control products, instrumentation, enclosures and DIN-rail components reached double-digit growth in local currencies.

        The geographic distribution of orders as a percentage of total orders in 2008, 2007 and 2006 for our Automation Products division was approximately as follows:

	Year ended December 31,
	2008	2007	2006
	(%)
Europe	60	63	63
The Americas	11	11	12
Asia	23	21	20
Middle East and Africa	6	5	5

Total	100	100	100

        The share of orders from Europe in 2008 decreased as total orders only grew 13 percent (5 percent in local currencies). The lower growth rate in orders reflected the weak construction market particularly in Germany and Spain. Furthermore, in 2007, we secured a $110 million order for traction converters in Germany which was not repeated. The share of orders in the Americas was stable as high order growth in south America compensated for the weakening construction sector in United States. The share of orders from Asia increased as result of industrial infrastructure investments in China and India.

        In 2007, the share of orders from Europe and MEA remained at the same level compared to 2006, while the share of orders from the Americas slightly decreased due to the increase in the share of orders from Asia, as a result of fast growing markets in that region, especially in China and India. Orders in Europe increased, supported by the growth in eastern Europe. Orders in the Americas increased, although north America grew at a lower pace than in 2006 due to slowdown in the United States, which was more than offset by growth in south America, particularly, Brazil. The increase in MEA was mainly the result of continued high investments in the oil and gas sector.

Order backlog

        Order backlog in 2008 increased by $373 million, or 11 percent (18 percent in local currencies), as orders were higher than revenues for most business units, especially in Power Electronics and MV Drives which booked several larger MV drive projects during the last half of the year.

        Order backlog increased by $1,051 million, or 43 percent (31 percent in local currencies), at December 31, 2007, from December 31, 2006. The increase related mainly to growth in orders related to systems and engineered products, which have longer delivery times compared to standard products.

Revenues

        Revenues increased by $1,606 million, or 19 percent (13 percent in local currencies) in 2008, compared with $1,807 million, or 26 percent (18 percent in local currencies), in 2007.

        The increases in 2008 were a result of higher order intake and execution of a strong order backlog. The revenue growth came from higher volumes as only minor price increases were made in 2008.

        During 2007, revenues increased in all business units, such as Machines and Power Electronics and MV Drives, due to the high order backlog, with strong growth in engineered products and systems. The growth was mainly achieved by increased volumes but also by higher prices to compensate for increased raw material costs.

        The geographic distribution of revenues in 2008, 2007 and 2006 for our Automation Products division was approximately as follows:

	Year ended December 31,
	2008	2007	2006
	(%)
Europe	62	61	63
The Americas	11	12	12
Asia	22	22	20
Middle East and Africa	5	5	5

Total	100	100	100

        All regions achieved double-digit growth in revenues 2008. Europe grew 18 percent supported by a high order backlog. The weakening construction markets in western Europe and north America led to lower growth rates for standard products in these regions. High growth was achieved in Asia mainly as result of good order intake and a high backlog in China and India. Revenues in MEA increased due to improved development of orders in the Gulf area.

        Revenues in 2007 showed double-digit growth in all regions. The share of European orders decreased, although Europe and north America benefited from a high order backlog of engineered products and systems and standard products, which contributed to the growth over 2006. Revenues in south America grew significantly following several company initiatives to add sales and marketing resources in this region. Continued strong growth in orders and the expansion of more local production resources in China and India, resulted in a high growth in Asia and contributed to an increase in the share of total revenues. Revenues in the MEA region grew strongest in Dubai, Egypt and South Africa.

Earnings before interest and taxes

        In 2008, EBIT for the Automation Products division grew by $431 million or 29 percent (21 percent in local currencies) after increasing $424 million or 40 percent (30 percent in local currencies) in 2007. The EBIT margin for the division was 18.6 percent in 2008, compared with 17.1 percent and 15.4 percent in 2007 and 2006, respectively.

        In 2008, EBIT for the Automation Products division grew due to increased revenues and continued operational improvements. All businesses improved EBIT except Wiring Accessories which suffered from lower revenues due to the weakening construction market. The largest margin improvements were made in Power Electronics and MV Drives, Machines, LV Drives and Enclosures and DIN-rail Products due to increased capacity utilization and operational improvements.

        The EBIT increase in 2007 was driven by the revenue growth, continued high capacity utilization and further migration to emerging markets. All businesses increased EBIT with the largest improvements made in Power Electronics, MV Drives, Machines and LV Systems. In addition, EBIT margins on standard products such as LV drives, breakers and switches, LV motors and enclosures and DIN-rail components increased from already high levels.

Fiscal year 2009 outlook

        The outlook in the markets has high uncertainty. We believe the general global economic slowdown may result in further weakening of demand and market conditions in industrial and construction markets. However, in renewable energy and energy efficiency applications we expect continued investments.

Process Automation

        The financial results of our Process Automation division were as follows:

	Year ended December 31,
	2008	2007	2006
	($ in millions)
Orders	8,657	7,935	6,550
Order backlog(1)	6,111	5,951	3,991
Revenues	7,815	6,420	5,448
EBIT	926	683	541

    (1)
    At December 31

Orders

        Orders increased by $722 million, or 9 percent (4 percent in local currencies), with growth in large orders of 9 percent (1 percent in local currencies). Our Process Automation division also reported an increase in base orders of 9 percent (5 percent in local currencies), in 2008, compared to 2007. Strong orders during the first quarter together with continued high activity in the market during the second quarter contributed to the growth, while in the second half of 2008 the growth noted in products and services was more than offset by lower large orders in the Systems business. The oil, gas and petrochemical, metals, marine and turbocharging sectors recorded the strongest growth while the pulp and paper and minerals sectors recorded lower order intake.

        During the fourth quarter of 2008, the Process Automation division experienced a weakening order intake across most customer segments and regions, especially for large orders. Customer investments were delayed due to reduced commodity prices, limited access to project financing and increased uncertainty regarding future demand.

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

        The geographic distribution of orders as a percentage of total orders in 2008, 2007 and 2006 for our Process Automation division was approximately as follows:

	Year ended December 31,
	2008	2007	2006
	(%)
Europe	40	42	46
The Americas	19	19	16
Asia	29	30	25
Middle East and Africa	12	9	13

Total	100	100	100

        In 2008, European orders continued to lead the share of the total orders for the Process Automation division, followed by Asia, the Americas and MEA. Investments in the marine sector, mainly from the cruise ship builders, contributed to the orders in Europe. Additionally, there were several orders booked from the minerals and metals sectors in this region. The Americas experienced strong growth driven by the Minerals business in Canada and Brazil, the Oil and Gas business in the United States and Mexico and the Service business in the United States. Orders in Asia were also at a high level coming mainly from the Marine and Metals businesses in China, Singapore and Korea. MEA experienced significant growth during 2008 supported by high commodity prices at the beginning of the year which drove industrial investments especially in the oil and gas and minerals sectors.

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

Order backlog

        Order backlog at December 31, 2008 increased by $160 million, or 3 percent (12 percent in local currencies), compared to December 31, 2007. The growth in the order backlog was driven by large system orders received in the oil and gas, minerals and marine sectors with delivery schedules extending into 2010 and beyond.

Revenues

        Revenues increased by $1,395 million, or 22 percent (18 percent in local currencies), in 2008 compared with an increase of $972 million, or 18 percent (10 percent in local currencies), in 2007.

        Revenues increased strongly as a result of the execution of the large order backlog in the Systems business as well as strong revenues in both Service and Products businesses. All regions and sectors recorded strong revenues but the highest growth was noted in our Marine, Metals, Minerals, Oil and Gas and Turbocharging businesses. Overall revenues were up across the Systems business with 19 percent, the Products business with 18 percent and the Service business with 14 percent growth.

        Revenues in 2007 increased in all sectors with significant growth reported in our Minerals, Metals, Marine and Turbocharging businesses. The revenue growth was mainly a result of the large order backlog and growth in the Turbocharging products business.

        The geographic distribution of revenues in 2008, 2007 and 2006 for our Process Automation division was approximately as follows:

	Year ended December 31,
	2008	2007	2006
	(%)
Europe	44	46	46
The Americas	19	17	19
Asia	27	26	26
Middle East and Africa	10	11	9

Total	100	100	100

        In 2008, revenues increased in all regions with Americas, Asia and Europe showing strong growth. Europe experienced an increase in revenues driven by projects executed in Germany, Finland, Norway, the United Kingdom and Italy. The increase in revenues in the Americas was driven by the United States, Brazil, Canada and Mexico. Revenues in Asia were driven by Korea, China, Japan and Singapore.

        Revenues increased in all regions with Asia, Europe and MEA showing strong growth in 2007. Europe experienced an increase in revenues, driven primarily by the OEM and Service business, which allowed the region to maintain the largest share of total revenues, with a share of total revenues similar to that in 2006. Revenues in the Americas were mainly driven by the Service business, but as the other regions grew faster, the Americas' share of the total revenues declined. Revenues in Asia were driven by the strong order backlog from previous periods especially within the Marine and Metals businesses, however, the share of total revenues remained at the same level as it did in 2006. The MEA share of total revenues increased mainly from the large oil and gas projects in Algeria as well as the booming Minerals business.

Earnings before interest and taxes

        EBIT for our Process Automation division grew by $243 million, or 36 percent (33 percent in local currencies), in 2008 compared with an increase of $142 million, or 26 percent (18 percent in local currencies), in 2007. The EBIT margin increased to 11.8 percent from 10.6 percent in 2007 after improving from 9.9 percent in 2006. Increased contribution from higher revenues, focus on project execution and cost migration projects contributed to the improvement in EBIT and EBIT margin.

Fiscal year 2009 outlook

        The momentum in the market during 2007 and the first nine months of 2008 was followed by a significant slow-down during the fourth quarter of 2008. The market is still driven by cost savings and energy/production efficiency requirements. However, these market drivers have become less important with the recent development of commodity prices. Large scale investments have been delayed as a result of two main drivers: limited access to capital and the increased uncertainty of future demand.

Robotics

        The financial results of our Robotics division were as follows:

	Year ended December 31,
	2008	2007	2006
	($ in millions)
Orders	1,658	1,488	1,240
Order backlog(1)	545	529	441
Revenues	1,642	1,407	1,288
EBIT	9	79	1

    (1)
    At December 31

Orders

        Orders increased by $170 million or 11 percent (5 percent in local currencies) as an overall growth in general industry offset the accelerated downturn in the automotive industry in the second half of the year. In 2007, orders increased by $248 million, or 20 percent (13 percent in local currencies), as order increases in general industry, such as packaging, electronics and food processing continued. Demand also increased in the Service business and the Paint Systems business in the automotive sector.

        The geographic distribution of orders as a percentage of total orders in 2008, 2007 and 2006 for our Robotics division was approximately as follows:

	Year ended December 31,
	2008	2007	2006
	(%)
Europe	58	56	58
The Americas	20	24	25
Asia	21	20	17
Middle East and Africa	1	—	—

Total	100	100	100

        In 2008, European orders increased as a proportion of total division orders due to continuous order growth in both western and eastern Europe. Orders in the Americas decreased, driven mainly by the downturn in the north American automotive industry, which could not be offset by the order increase in south America. Orders in Asia continued to increase especially in markets such as India, Malaysia, Thailand and Singapore. The domestic market in China showed a stable development.

        In 2007, orders grew in all regions, while the share of total division orders derived from Europe and the Americas decreased due to an increase in the share of orders derived from Asia resulting from significant growth in that region compared to 2006. European orders increased in absolute terms, benefiting from the demand growth in general industry, such as packaging, electronics and food processing and the Systems business in western Europe. Orders in the Americas in 2007 increased, as a result of regaining a share of the automotive industry compared to 2006. Increased orders in Japan and China due to higher demand in General industry and the Automotive industry contributed to the growth in Asia in 2007. Total orders in MEA, which are not significant to the total division orders, also increased in 2007.

Order backlog

        Order backlog in 2008 increased by $16 million, or 3 percent (6 percent in local currencies), mainly reflecting an increase in orders in the Systems business.

        Order backlog increased by $88 million, or 20 percent (12 percent in local currencies), at December 31, 2007, from December 31, 2006, reflecting primarily the increased orders from general industry.

Revenues

        Revenues increased by $235 million, or 17 percent (11 percent in local currencies), in 2008 compared to an increase of $119 million, or 9 percent (3 percent in local currencies), in 2007.

        The increase in revenues in 2008 was driven by a strong order backlog and strong order growth in general industry especially during the first three quarters of 2008. The increase in revenues in 2007 followed the trend in orders led by the Systems business.

        The geographic distribution of revenues in 2008, 2007 and 2006 for our Robotics division was approximately as follows:

	Year ended December 31,
	2008	2007	2006
	(%)
Europe	58	58	57
The Americas	21	23	25
Asia	20	18	18
Middle East and Africa	1	1	—

Total	100	100	100

        Revenues increased in Europe mainly due to a strong order backlog as well as sales to general industry both in western and eastern Europe. The Americas recorded lower revenues as a result of the weakening automotive sector in north America, which is reflected in the lower share of revenues in the Americas. The share of revenues in Asia continued to grow due to increased local presence, adapted products and solutions as well as favorable market conditions, gaining more importance for the division.

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

Earnings before interest and taxes

        Our Robotics division took further actions to improve its competitive position by accelerating the move of manufacturing and engineering capacities to low cost countries. EBIT for our Robotics division decreased by $70 million to $9 million in 2008, mostly as a result of these restructuring related charges, after increasing by $78 million in 2007 to $79 million. The EBIT margin for the division decreased to 0.5 percent in 2008, down from 5.6 percent in 2007.

        Higher revenues especially increased sales in general industry, margin improvements in the Systems business and increased sourcing of materials in emerging markets contributed to the EBIT improvement in 2007.

Fiscal year 2009 outlook

        The current downturn in the worldwide automotive industry also affects general industry segments. We believe it will continue to stress the competitive situation in the robotics market during 2009 and lead to increased pressure on prices and margins within OEMs and their related suppliers.

Corporate and Other

        Corporate and Other comprises corporate headquarters and stewardship, corporate R&D, corporate real estate, equity investments primarily in Colombia, Ivory Coast and South Africa that are being considered for sale as well as other activities. EBIT for Corporate and Other over the three year period was as follows:

	Year ended December 31,
	2008	2007	2006
	($ in millions)
Corporate headquarters and stewardship	(277)	(202)	(224)
Corporate research and development	(118)	(98)	(89)
Corporate real estate	49	43	34
Equity ventures	(1)	10	61
Other	(636)	(54)	(38)

Total Corporate and Other	(983)	(301)	(256)

        Corporate headquarters and stewardship costs in 2008 were higher due mainly to higher pension and insurance costs and specific costs incurred related to programs such as brand promotion. Corporate headquarters and stewardship operating results improved in both 2007 and 2006 as a result of the continued focus on reducing corporate costs in the Company's operations throughout the world and in corporate headquarters in Zurich. Improved corporate headquarters and stewardship results in 2007 as compared to 2006 were partly due to lower costs associated with the internal control measures to comply with the provisions of the Sarbanes Oxley Act of 2002. Headquarters and stewardship results in 2007 also included a $17 million contribution made to the Jürgen Dormann Foundation and some minor gains from businesses sold during the period.

        Corporate R&D increased due to higher activities in the research and development areas in 2008. Corporate R&D increased slightly in 2007, primarily due to the appreciation of the local currencies relative to the U.S. dollar.

        Corporate real estate consisted primarily of rental income from intragroup real estate agreements which are eliminated in the calculation of our total consolidated orders and revenues. EBIT of real estate operations in 2008 included $33 million gain from the sale of properties mainly in Switzerland, Brazil, Italy, Mexico and Poland. In 2007, EBIT in real estate operations were mainly from the gain on the sale of real estate properties in Switzerland, Norway, Brazil and Australia.

        EBIT from equity investments decreased in 2008 as most investments were sold in previous years. In 2007, EBIT from equity investments were generated mainly from equity investments in Jorf Lasfar and Neyveli which were sold mid 2007. The gain on sale of these equity investments of $38 million was more than offset by a $42 million impairment charge in respect of another equity investment which we intend to divest. In 2006, our equity investments contributed $61 million primarily representing income from Jorf Lasfar and Neyveli.

        EBIT from Other in 2008 was mainly caused by provisions related to the Power Transformer investigations and disclosures to the SEC and DoJ on suspect payments (see "Note 15 Commitments and contingencies" in our Consolidated Financial statements). It also included the costs of our Group Treasury Operations, which are part of our corporate finance function of $10 million in 2008 and 2007. Further, Other included $7 million in losses mainly related to the write-down of assets of our Distributed Energy business in Great Britain, and in 2007, losses related to projects in Building Systems and other businesses.

Discontinued operations

        The income (loss) from discontinued operations, net of tax for the years ended December 31, 2008, 2007 and 2006 is broken down as follows:

	Year ended December 31,
	2008	2007	2006
	($ in millions)
Downstream Oil and Gas business	(5)	539	9
Building Systems business Germany	—	(2)	(65)
Transformer business South Africa	13	15	16
Cable business Ireland	—	(1)	(48)
Upstream Oil, Gas and Petrochemicals	—	21	15
Asbestos	(31)	—	(70)
Others	2	14	1

Total	(21)	586	(142)

        Tax expense, net, in discontinued operations represented an expense (benefit) of $(36) million, $36 million and ($7) million in 2008, 2007 and 2006, respectively.

        For further discussion on the discontinued operations, see "Acquisitions, investments and divestitures", "Item 4. Information on the Company—Discontinued Operations", "Note 3 Acquisitions, divestments and discontinued operations", and "Note 15 Commitments and contingencies" to our Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

Principal sources of funding

        In 2008, 2007 and 2006, we met our liquidity needs principally using cash from operations and bank borrowings.

        During 2008, 2007 and 2006, our financial position was strengthened by the positive cash flow from operating activities of $3,958 million, $3,054 million and $1,939 million, respectively. The cash generated in 2008 allowed us to make the nominal value reduction in share capital, launch and execute part of our share buyback program (see "Note 19 Stockholders' equity" to our Consolidated Financial Statements) and acquire businesses (see "Note 3 Acquisitions, divestments and discontinued operations" to our Consolidated Financial Statements). The cash generated in 2007 and 2006 enabled us to reduce the level of our securitization programs and to restructure or repurchase debt (see "Note 12 Debt" to our Consolidated Financial Statements).

        Our financial position at December 31, 2008 and 2007 is demonstrated in the table below:

	December 31,
	2008	2007
	($ in millions)
Cash and equivalents	6,399	4,650
Marketable securities and short-term investments	1,407	3,460
Short-term debt and current maturities of long-term debt	(354)	(536)
Long-term debt	(2,009)	(2,138)

Net cash (defined as the sum of the above lines)	5,443	5,436

        Net cash at December 31, 2008, was comparable to the balance at December 31, 2007, despite the cash generated by operations during 2008 of $3,958 million. See "Financial Position", "Net cash provided by (used in) investing activities" and "Net cash used in financing activities" for further details.

        Our Group Treasury Operations is responsible for providing a range of treasury management services to our group companies and is also responsible for investing cash in excess of current business requirements. At December 31, 2008 and 2007, the proportion of our aggregate cash and equivalents and marketable securities and short-term investments managed by our Group Treasury Operations amounted to 73 percent and 71 percent, respectively. At December 31, 2007, denomination of the investments by our Group Treasury Operations was split approximately equally between euros and U.S. dollars. However, during 2008, with the significant fall in short-term U.S. dollar interest rates and our aim of maximizing the return on excess cash, we reduced the weighting of U.S. dollar investments significantly and, rather than swapping funds received into U.S. dollars or euros, the investments have been placed in the currency of their origination. Consequently, at December 31, 2008, of the excess cash invested by our Group Treasury Operations, approximately 47 percent has been placed in euros, 32 percent in Swiss francs, 10 percent in Swedish krona, 6 percent in Norwegian krona, 4 percent in U.S. dollars and the remainder in other currencies.

        We actively monitor credit risk in our investment portfolio and hedging activities. Credit risk exposures are controlled in accordance with policies approved by our senior management to identify, measure, monitor and control credit risks. We will continue to closely monitor ongoing developments in the credit markets and make appropriate changes to our investment policy as deemed necessary.

        At December 31, 2007, excess cash invested by our Group Treasury Operations was placed in bank time deposits. During 2008, in view of the deepening financial market turmoil, we took a number of actions in order to safeguard our liquidity. Firstly, we shortened the tenor of our deposits with banks, despite the fact that we already had a minimum requirement of A rating for our banking counterparts. Secondly, we diversified the investment of excess cash away from the banking sector into corporate commercial paper with original maturities at date of purchase of up to 2 months (classified as cash and equivalents in our Consolidated Balance Sheet). Until late November, we required a minimum short-term A-2/P-2 rating for investments in such paper but as the financial crisis deepened, we became more restrictive and increased the minimum required rating to A-1/P-1. In addition to rating criteria, we have specific investment criteria and restrictions on the sectors we invest in. These parameters are closely monitored on an ongoing basis and amended as we consider necessary. At December 31, 2008, approximately $532 million was invested in such corporate papers, down from $1,444 million at

September 30, 2008, reflecting our increasingly restrictive investment criteria in the fourth quarter of 2008. Thirdly, as the financial market crisis deepened in the fourth quarter of 2008, we further diversified the investment of our excess cash into AAA-rated Government bonds with original maturities at date of purchase of up to a maximum of 6 months. These papers are classified as available-for-sale and included in cash and equivalents ($550 million) and marketable securities ($934 million) in the balance sheet at December 31, 2008. Our current objective is to maintain diversification in our investment portfolio and have a mix of government securities, highly-rated corporate short-dated commercial paper and time deposits of short duration with banks.

        We believe the cash flows generated from our business are sufficient to support business operations, capital expenditures, the payment of dividends to shareholders and contributions to pension plans. Due to the nature of our operations, our cash flow from operations generally tends to be weaker in the first half of the year than in the second half of the year. Despite the current credit environment, we have the ability to supplement this near-term liquidity, if necessary, through access to the capital markets (including short-term commercial paper) and credit facilities. Consequently, we believe that our ability to obtain funding from these sources will continue to provide the cash flows necessary to satisfy our working capital and capital expenditure requirements, as well as meet our debt repayments and other financial commitments for the next 12 months. (See "Contractual obligations".)

Debt and interest rates

        At December 31, 2008 and 2007, total outstanding debt amounted to $2,363 million and $2,674 million, respectively, as shown in the table below:

	December 31,
	2008	2007
	($ in millions)
Short-term debt including current maturities of long-term debt (including bonds)	354	536
Long-term debt
—bonds	1,856	1,983
—other long-term debt	153	155

Total debt	2,363	2,674

        The decrease in debt in 2008 was primarily due to the maturity of bonds and other debt in the year and to a lesser extent due to exchange rate movements.

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

        After considering the effects of interest rate swaps, the effective average interest rate on our floating rate long-term debt (including current maturities) of $2,124 million and our fixed rate long-term debt (including current maturities) of $80 million was 5.8 percent and 4.8 percent, respectively. This compares with an effective rate of 6.8 percent for floating rate long-term debt of $2,398 million and 6.4 percent for fixed-rate long-term debt of $147 million at December 31, 2007.

        For a discussion of our use of derivatives to modify the characteristics of our individual bond issuances, see "Note 12 Debt" to our Consolidated Financial Statements.

Credit facilities

        In 2005, we put in place a five-year, $2 billion multicurrency revolving credit facility. During 2007, we amended the facility to reduce the costs associated with it and to remove the sole remaining financial covenant which was related to maximum net leverage. For further details of this credit facility, see "Note 12 Debt" to our Consolidated Financial Statements.

        No amount was drawn under the facility at December 31, 2008 and 2007. The facility is for general corporate purposes and will serve as a back-stop facility to our commercial paper programs in the event that we issue commercial paper under the programs described below. The facility contains cross-default clauses whereby an event of default would occur if we were to default on indebtedness, as defined in the facility, at or above a specified threshold.

Commercial paper

        In 2007, we established a $1 billion commercial paper program for the private placement of USD denominated commercial paper in the United States and a $1 billion Euro-commercial paper program for the issuance of commercial paper in a variety of currencies. These programs are in addition to the existing 5 billion Swedish krona program (equivalent to approximately $641 million, using December 31, 2008 exchange rates), allowing us to issue short-term commercial paper in either Swedish krona or euro.

        At December 31, 2008 and 2007, no amounts had been issued or were outstanding under these commercial paper programs.

Medium Term Note Program (MTN)

        We have in place a MTN Program that allows us to issue up to the equivalent of $5,250 million in certain debt instruments. At December 31, 2008 and 2007, $1,918 million and $2,094 million, respectively, of our total debt outstanding, were debt issuances under the MTN Program. The terms of the MTN Program do not obligate any third party to extend credit to us and the terms and availability of financings under the MTN Program are determined with respect to, and as of the date of issuance of, each debt instrument.

Credit ratings

        Credit ratings are assessments by the rating agencies of the credit risk associated with our company and are based on information provided by us or other sources that the rating agencies consider reliable. Higher ratings generally result in lower borrowing costs and increased access to capital markets. Since April 2006, our ratings are of "investment grade" which is defined as Baa3 (or above) from Moody's and BBB- (or above) from Standard & Poor's.

        At December 31, 2007, our long-term company ratings were Baa1 and A-, from Moody's and Standard & Poor's, respectively, as were our long-term unsecured debt ratings. On January 21, 2008, Moody's announced an upgrade in our long-term ratings from Baa1 to A3. Our ratings have remained unchanged during the remainder of 2008 and to date.

Limitations on transfers of funds

        Currency and other local regulatory limitations exist related to the transfer of funds in a number of countries where we operate, including China, Egypt, India, Korea, Malaysia, Russia, Saudi Arabia, South Africa, Taiwan, Thailand, Turkey and Venezuela. Funds, other than regular dividends, fees or loan repayments, cannot be readily transferred offshore from these countries and are therefore deposited and used for working capital needs locally. In addition, there are certain countries where, for tax reasons, it is not considered optimal to transfer the cash offshore. As a consequence, these funds are not available within our Group Treasury Operations to meet short-term cash obligations outside the relevant country. The above described funds are reported as cash in our Consolidated Balance Sheets, but we do not consider these funds immediately available for the repayment of debt outside the respective countries where the cash is situated, including those described above. At December 31, 2008 and 2007, the balance of cash and equivalents and marketable securities and other short-term investments under such limitations (either regulatory or sub-optimal from a tax perspective) totaled approximately $1,490 million and $1,451 million, respectively. In view of the deepening crisis in the banking sector during 2008, we took several steps to safeguard our cash positions in these countries. Countries were directed to place such cash with our core banks or investment grade banks and consequently cash placed with non-rated or sub-investment grade banks has been reduced to less than 10 percent of cash outside of our Group Treasury Operations. We closely monitor the situation to ensure bank counterparty risks are minimized.

FINANCIAL POSITION

Balance sheet

        Current assets at the end of 2008 and 2007 consisted of the following:

	December 31,
Current assets	2008	2007
	($ in millions)
Cash and equivalents	6,399	4,650
Marketable securities and short-term investments	1,407	3,460
Receivables, net	9,245	8,582
Inventories, net	5,306	4,863
Prepaid expenses	237	307
Deferred taxes	1,020	783
Other current assets	733	368
Assets held for sale and in discontinued operations	—	132

Total current assets	24,347	23,145

        Our total current assets at December 31, 2008, increased by 5 percent, as compared to total current assets at December 31, 2007.

        At December 31, 2008 and 2007, we had cash and equivalents as well as marketable securities and short-term investments totaling $7,806 million and $8,110 million, respectively. At December 31, 2008 and 2007, the proportion of our aggregate cash and equivalents and marketable securities and short-term investments invested by our Group Treasury Operations amounted to 73 percent and 71 percent, respectively.

        At December 31, 2007, the investments by our Group Treasury Operations were denominated primarily in U.S. dollars and euro. At December 31, 2008, the investments were denominated primarily in euro and Swiss francs, but also a number of other currencies, as we reduced the weighting of U.S. dollar investments significantly after the fall in short-term U.S. dollar interest rates and placed our investments in the currency of their origin. At December 31, 2007, excess cash invested by our Group Treasury Operations was placed in bank deposits. At December 31, 2008, our investment portfolio was a mix of government securities, highly-rated corporate short-dated commercial paper and time deposits of short duration with banks, reflecting our restrictive investment criteria and our objective to maintain diversification. See "Liquidity and capital resources—Principal sources of funding" for further details.

        Further amounts, totaling approximately $1,490 million and $1,451 million, at December 31, 2008 and 2007, respectively, were deposited locally in countries where currency or other local regulatory limitations exist or where, for tax reasons, it is not considered optimal to transfer the cash offshore, see "Liquidity and capital resources—Limitations on transfers of funds" for further details.            Balances not remitted to Group Treasury Operations are primarily denominated in the currency of the respective country holding the balance.

        We invest surplus cash available in time deposits and marketable securities with varied maturities based on defined investment guidelines taking into account the prevailing market environment and the liquidity requirements of the business. Investments which have maturities of three months or less at the time of acquisition are classified as part of cash and equivalents and those that have maturities of more than three months at the time of acquisition are classified as part of marketable securities and short-term investments. The balance of marketable securities and short-term investments fluctuate depending on the timing of these investments. (See "Liquidity and capital resources".)

        Receivables, net, as at the end of December 2008, increased from the end of 2007 by approximately 8 percent. Excluding the effect of the depreciation of local currencies relative to the U.S. dollar, the increase was approximately 16 percent. The double-digit increase in revenues during the year from all of the core divisions contributed to the increase in receivables, net.

        Inventories, net, increased by 9 percent compared to the level at the end of 2007. Excluding the effect of the depreciation of local currencies relative to the U.S. dollar, the increase was approximately 18 percent. The increase in inventories was particularly high in our Power Products and Automation Products divisions reflecting the increased order backlog. (See "Note 16 Taxes" to our Consolidated Financial Statements for a discussion on deferred taxes.)

        Other current assets mainly include derivative and embedded derivative assets. Assets held for sale and in discontinued operations decreased to zero following the sale of ABB Powertech in South Africa during the first quarter of 2008.

	December 31,
Current liabilities	2008	2007
	($ in millions)
Accounts payable, trade	4,451	4,167
Billings in excess of sales	1,224	829
Accounts payable, other	1,292	1,289
Short-term debt and current maturities of long-term debt	354	536
Advances from customers	2,014	2,045
Deferred taxes	528	371
Provisions for warranties	1,105	1,121
Provisions and other	3,467	2,322
Accrued expenses	1,569	1,737
Liabilities held for sale and in discontinued operations	—	62

Total current liabilities	16,004	14,479

        Total current liabilities at December 31, 2008, increased by 11 percent compared to December 31, 2007. In local currencies, the increase was 19 percent. The increases in business volume and compliance related provisions were the main factors contributing to the increase in current liabilities.

        Total accounts payable and billings in excess of sales at December 31, 2008, increased compared to December 31, 2007, due primarily to an increase in business volume in all of the core divisions. Short-term debt and current maturities of long-term debt were lower than 2007, as several debt obligations were paid back at maturity.

        Provisions for potential costs related to investigations by the U.S. and European authorities into suspect payments and alleged anti-competitive practices, higher derivative liabilities due to changes in the market value of outstanding derivatives and higher income taxes to be paid as a result of increased profitability are major drivers behind the increase in provisions and other. These increases were offset by a decrease in asbestos obligations and work due provisions. (See "Contingencies and retained liabilities".) Liabilities held for sale and in discontinued operations decreased to zero following the sale of ABB Powertech in South Africa during the first quarter of 2008.

	December 31,
Non-current assets	2008	2007
	($ in millions)
Financing receivables, net	445	487
Property, plant and equipment, net	3,562	3,246
Goodwill	2,817	2,421
Other intangible assets, net	411	270
Prepaid pension and other employee benefits	73	380
Investments in equity method companies	68	63
Deferred taxes	1,190	862
Other non-current assets	268	127

Total non-current assets	8,834	7,856

        Total non-current assets at December 31, 2008, increased by 12 percent compared to December 31, 2007.

        Property, plant and equipment, net, increased by 10 percent (16 percent in local currencies) between December 31, 2007 and December 31, 2008. All of our core divisions except Process Automation raised their investment levels to further optimize our global production footprint and remove production bottlenecks. The major capital expenditures during 2008 were investments in machinery and equipment in China, Germany, Switzerland, Sweden and India.

        The increase in goodwill and other intangible assets was mainly due to the acquisition of Kuhlman in the United States as well as other intangible assets capitalized of $135 million. (See "Note 3 Acquisitions, divestments and discontinued operations" and "Note 10 Goodwill and other intangible assets" to our Consolidated Financial Statements.) The decrease in prepaid pension and other employee benefits reflects the change in the funded status of our pension plans from a slightly overfunded position at the end of 2007 to an underfunded position of more than $700 million at the end of 2008. (See "Note 17 Employee benefits" to our Consolidated Financial Statements.)

        The increase in deferred taxes mainly reflects the recognition of tax assets on net operating losses carried forward and other items, which previously did not meet the more likely than not standard of being realized. Other non-current assets mainly include derivative and embedded derivative assets.

	December 31,
Non-current liabilities	2008	2007
	($ in millions)
Long-term debt	2,009	2,138
Pension and other employee benefits	1,071	631
Deferred taxes	425	407
Other liabilities	1,902	1,797

Total non-current liabilities	5,407	4,973

        Total non-current liabilities at December 31, 2008, increased by 9 percent compared to December 31, 2007.

        During 2008, our long-term debt was reduced through the reclassification of a portion of our long-term debt to short-term debt and current maturities of long-term debt and on account of foreign exchange movements of outstanding bonds. (See "Liquidity and capital resources—Debt and interest rates".) Our gearing ratio (calculated as total debt divided by the sum of total debt plus total stockholders' equity and minority interest), excluding borrowings in discontinued operations, was 17 percent at December 31, 2008, as compared to 19 percent at December 31, 2007.

        The increase in pension and other employee benefits reflects the change in the funded status of our pension plans from a slightly overfunded position at the end of 2007 to an underfunded position of more than $700 million at the end of 2008 which is primarily related to a reduction in the value of our pension assets, see "Note 17 Employee benefits" to our Consolidated Financial Statements.

        Other liabilities increased slightly, mainly on account of higher non-current tax provisions. Other liabilities further included non-current deposit liabilities of $298 million and $298 million, deferred income of $89 million and $113 million, non-current derivative liabilities of $180 million and $162 million, management incentive plan provisions of $3 million and $71 million and other non-current liabilities of $390 million and $352 million at December 31, 2008 and 2007, respectively. Other liabilities also includes provisions for the estimated environmental remediation costs related to our former Nuclear Technology business of $241 million and $245 million at December 31, 2008 and 2007, respectively. (See "Environmental liabilities" and "Note 15 Commitments and contingencies" and "Note 13 Provisions and other and non-current other liabilities" to our Consolidated Financial Statements.)

Cash flows

        In the Consolidated Statements of Cash Flows, the effects of discontinued operations are not segregated, as permitted by SFAS No. 95, Statement of Cash Flows (SFAS 95).

        The Consolidated Statements of Cash Flows can be summarized as follows:

	Year ended December 31,
	2008	2007	2006
	($ in millions)
Net cash provided by operating activities	3,958	3,054	1,939
Net cash provided by (used in) investing activities	114	(2,291)	(694)
Net cash used in financing activities	(2,119)	(625)	(392)
Effects of exchange rate changes on cash and equivalents	(230)	275	184
Adjustment for the net change in cash and equivalents in assets held for sale and in discontinued operations	26	39	25

Net change in cash and equivalents—continuing operations	1,749	452	1,062

Net cash provided by operating activities

        Operating activities provided net cash of $3,958 million in 2008. Cash effective earnings of $4,729 million (defined as net income after adding back non-cash and non-operating expenses) were partly offset by $771 million cash outflows towards operating assets and liabilities. The increased business volume led to a cash outflow, especially associated with higher receivables and inventories. The latter was a result of high factory loading and material procurements to support the execution of the high order backlog.

        Net cash provided by operating activities were particularly high in our Power Products and Automation Products divisions on account of high cash effective earnings.

        Net cash provided by operating activities in 2008 included $100 million of asbestos payments. (See "Contingencies and retained liabilities".) In 2007, $382 million of asbestos payments were made, of which $204 million was paid upon the sale of Lummus.

        Operating activities provided net cash of $3,054 million in 2007, substantially up by $1,115 million from the prior year. This increase was driven primarily by significantly higher cash effective earnings compared to the prior year as well as by comparatively lower cash outflows towards operating assets and liabilities. Cash outflows arising from the changes in operating assets and liabilities were

$267 million during 2007, compared to $571 million in 2006. This improvement was a result of an improved focus on working capital management, particularly with respect to inventories and trade payables.

        In 2007, net cash provided by operating activities increased in all of our core divisions where higher cash outflow requirements for working capital, as a result of the significant increase in the volume of operations, were more than offset by the significant increase in cash effective earnings. The Power Systems division contributed to net cash provided by operating activities, the majority of which was as a result of high advances from customers on major projects and closer management of trade payables. In the Power Products division, working capital improvements were driven by improved inventory management.

        Due to the improved liquidity situation of the Group we terminated the securitization activities in the United States during the third quarter of 2007. This termination had an impact on the 2007 full year cash flows from operations of $178 million. Approximately 50 percent of this impact was in our Power Products division.

Net cash provided by (used in) investing activities

	Year ended December 31,
	2008	2007	2006
	($ in millions)
Changes in financing receivables	7	56	67
Purchases of marketable securities (other than trading) and short-term investments	(3,626)	(10,115)	(4,743)
Purchases of property, plant and equipment and intangible assets	(1,171)	(756)	(536)
Acquisitions of businesses (net of cash acquired)	(653)	(54)	(3)
Proceeds from sales of marketable securities (other than trading) and short-term investments	5,417	7,361	4,366
Proceeds from sales of property, plant and equipment	94	75	128
Proceeds from sales of businesses and equity accounted companies (net of cash disposed)	46	1,142	27

Net cash provided by (used in) investing activities	114	(2,291)	(694)

        Investing activities include accounts receivable from leases and third party loans (financing receivables); net investments in marketable securities that are not held for trading purposes; asset purchases, net of disposals and acquisitions of, investments in and divestitures of businesses.

        Net cash flow provided by investing activities during 2008 was $114 million. Purchases of marketable securities and short-term investments amounted to $3,626 million in 2008. During the first half of 2008, we invested a lower amount of our excess liquidity in time deposits with a maturity of more than three months (given the prevailing volatility in financial markets) and instead invested in time deposits with maturities less than three months, classified as cash and equivalents. In the second half of 2008, we invested part of our excess cash in AAA-rated Government bonds of which the majority had an original maturity of more than 3 months.

        Total cash disbursements for the purchase of property, plant and equipment and intangibles amounted to $1,171 million, reflecting high capital expenditures due to new growth projects and increasing capacity requirements. Capital expenditures in 2008 included $308 million for the purchase of machinery and equipment, $78 million for the purchase of land and buildings, $134 million for the purchase of intangible assets, mainly software, and $651 million capital expenditures for construction in progress.

        Acquisitions and divestments, net, for the year ended December 31, 2008, mainly included the acquisition of Kuhlman in the United States. The preliminary purchase price for Kuhlman was $520 million including assumed debt.

        Proceeds from sales of marketable securities and short-term investments during 2008 amounted to $5,417 million as compared with $7,361 million for 2007. The decrease reflects the change in investment strategy discussed under "Liquidity and capital resources".

        Cash received from the sale of property, plant and equipment during 2008 included $78 million proceeds from the sale of real estate properties, mainly in Switzerland, Italy, Mexico and Poland and $15 million from the sale of machinery and equipment in various locations.

        Net cash inflows from the sale of businesses and equity accounted companies amounted to $46 million in 2008. This net inflow included approximately $14 million net proceeds from the sale of the distributed energy business in Germany, $16 million net proceeds from the sale of the ABB Powertech Transformer business in South Africa, as well as $11 million net proceeds from two businesses in Norway, $10 million net proceeds from the sale of the Lighting business in the United Kingdom, and approximately $15 million net proceeds from the sale of other minor businesses during 2008. These inflows were partly offset by approximately $20 million claim settlement payment related to the former Air-Handling business that was sold in 2002.

        Net cash provided by (used in) investing activities during 2007 were $2,291 million. Net cash inflows from the sale of businesses and equity accounted companies amounted to $1,142 million in 2007. This net inflow included approximately $810 million net proceeds from the sale of Lummus, as well as $483 million net proceeds from the sale of our interests in Jorf Lasfar and Neyveli. These inflows were offset by a cash outflow of $173 million related to the sale of Building Systems in Germany. Net cash outflows for acquisitions amounted to $54 million in 2007, including $26 million for the acquisition of Raman Boards Ltd in India.

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

        The substantial increase in net purchases of marketable securities and short-term investments from $377 million in 2006, to $2,754 million in 2007, reflects the investment of the increased liquidity generated by the group. Other outflows of marketable securities and short-term investments in 2007 include $49 million in purchases of marketable securities to contribute to the pension funds in Germany and $30 million in additional net cash invested by our captive insurance company.

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

Net cash used in financing activities

	Year ended December 31,
	2008	2007	2006
	($ in millions)
Net changes in debt with maturities of 90 days or less	10	(19)	(26)
Increase in debt	458	210	151
Repayment of debt	(786)	(247)	(189)
Issuance of shares	49	241	47
Purchase of treasury shares	(621)	(199)	—
Nominal value reduction/dividends paid	(1,060)	(449)	(203)
Dividends paid to minority shareholders	(152)	(117)	(94)
Payments made upon induced bond conversion	—	—	(72)
Payments made upon bond exchange	—	—	(111)
Other	3	(45)	105

Net cash used in financing activities	(2,119)	(625)	(392)

        Our financing activities primarily include debt, both from the issuance of debt securities and borrowings directly from banks, capital and treasury stock transactions and dividends paid.

        The cash inflow from increases in debt in 2008 primarily relates to short-term borrowings.

        During 2008, $786 million in bonds and other debt were repaid at maturity. This amount included the repayment of the remaining 9.5% EUR Instruments, due 2008, that had not been exchanged by bondholders in 2006, as well as the repayment of several private placements and short-term debt upon maturity. The increase in repayments compared to 2007 reflects also the increases in short-term debt compared to 2007.

        The cash inflow of $49 million from the issuance of shares, represented the exercise of call options by a bank. These call options (with strike prices of CHF 7.00 and CHF 7.50) had been issued at fair value during 2003 and 2004. As a result of the exercise approximately 6.8 million shares were issued.

        During 2008, we purchased 22.675 million ABB shares at a cost of $621 million in connection with the share buyback program launched in 2008 to repurchase shares up to a maximum value of 2.2 billion Swiss francs (equivalent to $2.1 billion at December 31, 2008 exchange rates). On February 12, 2009, we announced that given the market uncertainty, we are not actively pursuing new purchases under the program.

        Dividends paid in 2008 of $1,060 million represented the nominal value reduction of CHF 0.48 per share, approved at our Annual General Meeting in May 2008, which reduced the nominal value of our shares from CHF 2.50 each to CHF 2.02 each. Dividends paid to minority shareholders amounted to $152 million in 2008.

        The issuance of shares in 2007, resulting in a cash inflow of $241 million, represented the exercise of call options by a bank as well as the issuance of shares to employees in connection with our Employee Share Acquisition Plan (ESAP). The call options held by the bank (and related to our management incentive plan launches in 2001, 2003 and 2004) had been issued by us at fair value with strike prices ranging from CHF 7.00 to CHF 13.49. The exercise by the bank resulted in the issuance of approximately 19.6 million shares and net proceeds of $181 million. The exercise by employees of the options they held under the ESAP resulted in the issuance of 3.7 million shares and net proceeds of $60 million.

        During 2007, we purchased, on the open market, 10 million of our own shares for use in connection with our employee incentive plans, resulting in a cash outflow of $199 million and the corresponding increase in treasury stock.

        Dividends paid in 2007 of $449 million represented a dividend of CHF 0.24 per share, while dividends paid to minority shareholders amounted to $117 million.

        During 2006, the capital increase resulting from the issuance of shares under our ESAP led to a net cash inflow of $47 million. During 2006, we paid a dividend of CHF 0.12 per share which resulted in an outflow of $203 million while dividends paid to minority shareholders amounted to $94 million. Net cash used in financing activities in 2006 also included $72 million payments made in relation to the induced conversion of our 4.625% USD Convertible Bonds, due 2007, and $111 million payments in connection with the exchange of our 10% GBP Instruments, due 2009 and the 9.5% EUR Instruments, due 2008 which were partly offset by cash inflows from certain financial derivative transactions.

Disclosures about contractual obligations and commitments

        The contractual obligations presented in the table below represent our estimates of future payments under fixed contractual obligations and commitments. The amounts in the table may differ from those reported on our Consolidated Balance Sheets at December 31, 2008. Changes in our business needs, cancellation provisions and changes in interest rates, as well as actions by third parties and other factors, may cause these estimates to change. Therefore, our actual payments in future periods may vary from those presented in the table. The following table summarizes certain of our contractual obligations and principal and interest payments under our debt instruments, leases and purchase obligations at December 31, 2008:

Payments due by period	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
	($ in millions)
Long-term debt obligations	2,204	195	954	955	100
Interest payments related to long-term debt obligations	545	125	233	111	76
Operating lease obligations	1,957	372	593	441	551
Capital lease obligations(1)	249	40	52	32	125
Purchase obligations	4,565	3,917	511	107	30

Total	9,520	4,649	2,343	1,646	882

(1)
Capital lease obligations represent the total cash payments to be made in the future and include interest expense of $117 million and executory cost of $5 million.

        We have determined the interest payments related to long-term debt obligations by reference to the payments due under the terms of our debt obligations at the time such obligations were incurred. However, we use interest rate swaps to modify the characteristics of certain of our debt obligations. The net effect of these swaps may be to increase or decrease the actual amount of our cash interest payment obligations, which may differ from those stated in the above table. For further details on our debt obligations and the related hedges, see "Note 12 Debt" to our Consolidated Financial Statements.

        Of the total of $715 million unrecognized tax benefits at December 31, 2008, it is expected that $14 million will be paid within less than a year, however, we cannot make a reasonably reliable estimate as to the related future payments for the remaining amount of $701 million. (See "Note 16 Taxes" to our Consolidated Financial Statements.)

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

	December 31,
	2008		2007
	Maximum potential payments	Carrying amount of liabilities	Maximum potential payments	Carrying amount of liabilities
	($ in millions)		($ in millions)
Performance guarantees	413	1	957	9
Financial guarantees	95	—	131	—
Indemnification guarantees	277	2	328	1

Total	785	3	1,416	10

        For additional descriptions of our performance, financial and indemnification guarantees see "Note 15 Commitments and contingencies" to our Consolidated Financial Statements.

Variable interests

        We are a party to certain off-balance sheet arrangements including variable interests in unconsolidated entities. (See "Note 11 Investments in equity method accounted companies" to our Consolidated Financial Statements.)

ENVIRONMENTAL LIABILITIES

        We are engaged in environmental clean-up activities at certain sites principally in the United States of America, arising under various United States (U.S.) and other environmental protection laws and under certain agreements with third parties. In some cases, these environmental remediation actions are subject to legal proceedings, investigations or claims, and it is uncertain to which extent the Company is actually obligated to perform. Provisions for these unresolved matters have been set up if it is probable that the Company has incurred a liability and the amount of loss can be reasonably estimated. If a provision has been recognized for any of these matters we record an asset when it is probable that we will recover a portion of the costs expected to be incurred to settle them. We are of the opinion, based upon information presently available, that the resolution of any such obligation and non-collection of recoverable costs would not have a further material adverse effect on our Consolidated Financial Statements.

Contingencies related to former Nuclear Technology business

        We retain liabilities for certain specific environmental remediation costs at two sites in the United States that were operated by our former subsidiary, ABB CE-Nuclear Power Inc., which we sold to British Nuclear Fuels PLC (BNFL) in 2000.

        We established a provision of $300 million in income (loss) from discontinued operations in 2000 for our estimated share of the remediation costs for these sites. At December 31, 2008 and 2007, we have recorded in current and non-current other liabilities provisions of $241 million and $245 million, respectively, net of payments from inception of $54 million and $50 million, respectively. Expenditures charged against the provision were $4 million, $3 million and $4 million during 2008, 2007 and 2006, respectively. We have estimated that during 2009 we will charge expenditures of approximately $27 million to the provision.

        For a detailed description of these and other contingencies see "Note 15 Commitments and contingencies" to our Consolidated Financial Statements.

Item 6.    Directors, Senior Management and Employees

Principles of Corporate Governance

  General Principles

        ABB is committed to the highest international standards of corporate governance, and supports the general principles as set forth in the Swiss Code of Best Practice for Corporate Governance, as well as those of the capital markets where its shares are listed and traded.

        In addition to the provisions of the Swiss Code of Obligations, ABB's key principles and rules on corporate governance are laid down in ABB's Articles of Incorporation, the ABB Ltd Board Regulations, the regulations of ABB's board committees, the ABB Ltd Related Party Transaction Policy, and the ABB Code of Conduct. It is the duty of ABB's Board of Directors (the Board) to review and amend or propose amendments to those documents from time to time to reflect the most recent developments and practices, as well as to ensure compliance with applicable laws and regulations.

        This section of the Annual Report is based on the Directive on Information Relating to Corporate Governance published by the SIX Swiss Exchange. Where an item listed in the directive is not addressed in this report, it is either inapplicable to, or immaterial for, ABB.

        In accordance with the requirements of the New York Stock Exchange (NYSE), a comparison of how the corporate governance practices followed by ABB differ from those required under the NYSE is included in "Item 16G. Corporate Governance" or can be found in the corporate governance section at: www.abb.com/investorrelations.

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

  Sanctions

        If directors and officers transact business on behalf of the corporation with bona fide third parties in violation of their statutory duties, the transaction is nevertheless valid, as long as it is not explicitly excluded by the corporation's business purpose as set forth in its articles of incorporation. Directors and officers acting in violation of their statutory duties—whether transacting business with bona fide third parties or performing any other acts on behalf of the company—may, however, become liable to the corporation, its shareholders and its creditors for damages. The liability is joint and several, but the courts may apportion the liability among the directors and officers in accordance with their degree of culpability.

        In addition, Swiss law contains a provision under which payments made to a shareholder or a director or any person(s) associated therewith, other than at arm's length, must be repaid to the company if the shareholder or director or any person associated therewith was acting in bad faith.

        If the board of directors has lawfully delegated the power to carry out day-to-day management to a different corporate body, e.g. the executive committee, it is not liable for the acts of the members of that different corporate body. Instead, the directors can be held liable only for their failure to properly select, instruct and supervise the members of that different corporate body.

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

        The Board meets as frequently as needed but at least four times per annual Board term. Board meetings are convened by the chairman or upon request by a director or the chief executive officer (CEO). Written documentation covering the various items of the agenda for each Board meeting is sent out in advance to each Board member in order to allow each member time to study the covered matters prior to the meetings. Decisions made at the Board meetings are recorded in written minutes of the meetings.

        The CEO shall regularly, and whenever extraordinary circumstances so require, report to the Board about ABB's overall business and affairs. Further, Board members are entitled to information concerning ABB's business and affairs. Additional details are set forth in section 6 of the ABB Ltd Board Regulations.

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

        As at December 31, 2008, all Board members were non-executive and independent directors.

        As at December 31, 2008, the members of the Board (Board term—May 2008 to May 2009) were:

        Hubertus von Grünberg has been a member and chairman of ABB's Board of Directors since May 3, 2007. He is chairman of the supervisory board of Continental AG (Germany). He is a member of the supervisory boards of Allianz Versicherungs AG and Deutsche Telekom AG (both Germany). He is a member of the board of directors of Schindler Holding (Switzerland). Mr. von Grünberg was born in 1942 and is a German citizen.

        Roger Agnelli has been a member of ABB's Board of Directors since March 12, 2002. He is the president and chief executive officer of Companhia Vale do Rio Doce (Brazil). Mr. Agnelli was born in 1959 and is a Brazilian citizen.

        Louis R. Hughes has been a member of ABB's Board of Directors since May 16, 2003. Mr. Hughes is the chairman and chief executive officer of GBS Laboratories (U.S.). He is the former chairman of Out Performance Inc. (U.S.). He is also a member of the boards of directors of Akzo Nobel (The Netherlands), Alcatel Lucent (France) and Sulzer (Switzerland). Mr. Hughes was born in 1949 and is an American citizen.

        Hans Ulrich Märki has been a member of ABB's Board of Directors since March 12, 2002. He is the retired chairman of IBM Europe, Middle East and Africa (France), and a member of the board of directors of Mettler-Toledo International (U.S.) and SwissRe and Menuhin Festival Gstaad AG (both Switzerland). He is also a member of the foundation board of Schulthess Klinik, Zurich (Switzerland) andthe board of trustees of the Hermitage Museum, St. Petersburg (Russia). Mr. Märki was born in 1946 and is a Swiss citizen.

        Michel de Rosen has been a member of ABB's Board of Directors since March 12, 2002. He is the chief executive officer of Groupe SGD (France) and the former chairman of ViroPharma (U.S.). Mr. de Rosen was born in 1951 and is a French citizen.

        Michael Treschow has been a member of ABB's Board of Directors since May 16, 2003. He is the chairman of the boards of directors of Ericsson (Sweden), Unilever NV (The Netherlands), and Unilever PLC (U.K.). He is also a member of board of directors of the Knut and Alice Wallenberg Foundation (Sweden). Mr. Treschow was born in 1943 and is a Swedish citizen.

        Bernd W. Voss has been a member of ABB's Board of Directors since March 12, 2002. He is a member of the supervisory board of Dresdner Bank (Germany). He is also a member of the boards of directors of Continental AG, Hapag-Lloyd, and Wacker Chemie (all Germany). Mr. Voss was born in 1939 and is a German citizen.

        Jacob Wallenberg has been a member of ABB's Board of Directors since June 26, 1999. From March 1999 to June 1999, he served as a member of the board of directors of ABB Asea Brown Boveri Ltd, the former parent company of the ABB Group. He is the chairman of the board of directors of Investor AB (Sweden). He is vice chairman of SEB Skandinaviska Enskilda Banken, Atlas Copco AB and SAS AB (all Sweden). He is also a member of the boards of directors of the Knut and Alice Wallenberg Foundation, the Nobel Foundation and the Stockholm School of Economics (all Sweden), and Coca Cola Company (U.S.). Mr. Wallenberg was born in 1956 and is a Swedish citizen.

        As of December 31, 2008, none of ABB's Board members held any official functions or political posts. Further information on ABB's Board members can be found in the corporate governance section at: www.abb.com/investorrelations.

  Board Committees

        From among its members, the Board has appointed two Board committees: the Governance, Nomination and Compensation Committee (GNCC) and the Finance, Audit and Compliance Committee (FACC). The duties and objectives of the Board committees are set forth in regulations issued or approved by the Board, copies of which can be found in the corporate governance section at: www.abb.com/investorrelations. These committees assist the Board in its tasks and report regularly to the Board. The members of the Board committees are required to be independent.

  Governance, Nomination and Compensation Committee

        The GNCC is responsible for (1) overseeing corporate governance practices within ABB, (2) selecting candidates for the Board, the Board committees, the role of CEO and other positions on the Group Executive Committee, and (3) succession planning, employment and compensation matters relating to the Board and the Group Executive Committee. The GNCC is also responsible for maintaining an orientation program for new Board members and an ongoing education program for existing Board members.

        The GNCC must comprise three or more independent directors. The chairman of the Board and, upon invitation by the committee's chairman, the CEO or other members of the Group Executive Committee may participate in the committee meetings, provided that any potential conflict of interest is avoided and confidentiality of the discussions is maintained.

        As at December 31, 2008, the members of the GNCC were:

      Hans Ulrich Märki (chairman)
      Michel de Rosen
      Roger Agnelli

  Finance, Audit and Compliance Committee

        The FACC is responsible for overseeing (1) the integrity of ABB's financial statements, (2) ABB's compliance with legal and regulatory requirements, (3) the independent auditors' qualifications and independence, and (4) the performance of ABB's internal audit function and external auditors.

        The FACC must comprise three or more independent directors who have a thorough understanding of finance and accounting. The chairman of the Board and, upon invitation by the committee's chairman, the CEO or other members of the Group Executive Committee may participate in the committee meetings, provided that any potential conflict of interest is avoided and confidentiality of the discussions is maintained. In addition, the Chief Compliance Officer, the Head of Internal Audit and the external auditors participate in the meetings as appropriate. As required by the U.S. Securities and Exchange Commission (SEC), the Board has determined that Bernd W. Voss is an audit committee financial expert.

        As at December 31, 2008, the members of the FACC were:

      Bernd W. Voss (chairman)
      Jacob Wallenberg
      Louis R. Hughes

  Meetings and Attendance

        The table below shows the number of meetings held during 2008 by the Board and its committees, their average duration, as well as the attendance of the individual Board members. In addition, members of the Board and the Group Executive Committee participated in a two-day strategic retreat.

  Meetings and attendance

	Board of Directors	Governance, Nomination and Compensation Committee	Finance, Audit and Compliance Committee
Average duration (hrs.)	7	3.5	3
Number of meetings	5	5	7
Meetings attended:
Hubertus von Grünberg	5	—	—
Roger Agnelli	4	4	—
Louis R. Hughes	4	—	7
Hans Ulrich Märki	5	5	—
Michel de Rosen	5	5	—
Michael Treschow	5	—	—
Bernd W. Voss	5	—	7
Jacob Wallenberg	5	—	7

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

  Members of the Group Executive Committee

        As at December 31, 2008, the members of the Group Executive Committee were:

        Joe Hogan joined ABB as Chief Executive Officer in September 2008. Before joining ABB, Mr. Hogan was the CEO and President of General Electric's GE Healthcare unit from 2000 to 2008. From 1985 to 2000, Mr. Hogan held various positions at General Electric. Mr. Hogan was born in 1957 and is an American citizen.

        Michel Demaré joined ABB as Chief Financial Officer in January 2005, and was appointed interim CEO in addition to his duties as CFO from February 2008 to August 2008. In October 2008, Mr Demaré also assumed responsibilities as Head of Global Markets. From 2002 until 2004 Mr. Demaré was vice president and chief financial officer of Baxter Europe. From 1984 until 2002, he held various positions within Dow Chemical (U.S.). Mr. Demaré was born in 1956 and is a Belgian citizen.

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

        Diane de Saint Victor joined ABB as General Counsel in January 2007. From 2004 to 2006, she was general counsel of European Aeronautic Defence and Space, EADS (France/Germany). From 2003 to 2004, she was general counsel of SCA Hygiene Products (Germany). From 1993 to 2003, she held various legal positions with Honeywell International (France/Belgium). From 1988 to 1993, she held various legal positions with General Electric (U.S.). Ms. de Saint Victor was born in 1955 and is a French citizen.

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

Compensation

  Principles and details of Board compensation

        The compensation levels of members of the Board are as follows:

Amounts in CHF	Board Term 2008 - 2009	Board Term 2007 - 2008
Chairman	1,200,000	1,200,000
Member of the Board and Committee chairman	400,000	400,000
Member of the Board	300,000	300,000

        Board compensation is payable in semi-annual installments in arrear. The first payment is made in November, for the period of Board membership from election at the annual general meeting to October of that year. The second payment is made in May of the following year for the period of Board membership from November to the end of that Board term.

        Board members elect to receive either 50 percent or 100 percent of their compensation in ABB shares. The reference price for the shares to be delivered (and hence the calculation of the number of shares to be delivered) is the average closing price of the ABB share during a defined 30-day period, which is different for each installment. The ABB shares are kept in a blocked account for three years after the date of original delivery and may only be disposed of earlier if the respective person shall have left the Board and shall not have agreed otherwise to the shares remaining blocked for the original three-year period. In addition, all shares that were in the blocked account at the beginning of May 2007 are blocked until May 2010 and may be disposed of earlier only if the respective Board member shall have left the Board before 2010 and shall not have agreed to the shares remaining blocked until 2010.

  Details of Board compensation

        The compensation amounts per individual are listed in the table below.

		Paid in 2008					Paid in 2007
		November Board term 2008/2009		May Board term 2007/2008			November Board term 2007/2008
Name	Function	Settled in cash(1)	Settled in shares- number of shares received(2)	Settled in cash(1)	Settled in shares- number of shares received(2)	Compensation Paid 2008 Total(3)	Settled in cash(1)	Settled in shares— number of shares received(2)	Compensation Paid 2007 Total(4)
		CHF				CHF	CHF		CHF
Hubertus von Grünberg	Chairman of the Board	300,000	10,139	300,000	7,919	1,200,000	300,000	6,779	600,000
Roger Agnelli(5)	Member of the Board	75,000	2,514	75,000	1,968	300,000	75,000	1,677	150,000
Louis R. Hughes(6)	Member of the Board	75,000	2,514	75,000	1,968	300,000	75,000	1,677	150,000
Hans Ulrich Märki	Member of the Board and Chairman of the Governance, Nomination and Compensation Committee	—	9,204	—	7,199	400,000	—	6,149	200,000
Michel de Rosen(5)	Member of the Board	75,000	2,514	75,000	1,968	300,000	75,000	1,677	150,000
Michael Treschow	Member of the Board	75,000	2,543	75,000	1,971	300,000	75,000	1,677	150,000
Bernd W. Voss	Member of the Board and Chairman of the Finance, Audit and Compliance Committee	100,000	3,387	100,000	2,644	400,000	100,000	2,273	200,000
Jacob Wallenberg(6)	Member of the Board	75,000	2,514	—	3,936	300,000	—	3,354	150,000

Total		775,000	35,329	700,000	29,573	3,500,000	700,000	25,263	1,750,000

1)
Represents gross amounts paid, prior to deductions for social security, withholding tax etc.

2)
Number of shares per Board member is calculated based on net amount due after deductions for social security, withholding tax etc.

3)
In addition to the board remuneration stated in the above table, the Company paid in 2008 CHF 223,267 in employee social security payments. For the 2008-2009 Board term, all members have elected to receive 50% of their gross compensation in the form of ABB shares, except for Hans Ulrich Märki who elected to receive 100%.

4)
Effective as of 2007 Board compensation became payable in semi-annual installments in arrear and therefore there was only one payment in 2007. For the 2007-2008 Board term, all members elected to receive 50% of their gross compensation in the form of ABB shares, except for Hans Ulrich Märki and Jacob Wallenberg who elected to receive 100%.

5)
Member of the Governance, Nomination and Compensation Committee.

6)
Member of the Finance, Audit and Compliance Committee.

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

        ABB aligns the performance of the members of the Group Executive Committee with that of ABB on a longer term basis by offering them the opportunity to participate in the Long-term Incentive Plan

(LTIP). Some members of the Group Executive Committee have participated in the earlier launches of the Management Incentive Plan (MIP) and those who did so, were not eligible to participate in an LTIP launch for the same period.

        Members of the Group Executive Committee also receive pension benefits. All members are insured in Switzerland in the ABB Pension Fund, the ABB Supplementary Insurance Plan, the Tödi Plan and the Tödi Foundation—TEDC Plan (the regulations are available under www.abbvorsorge.ch), with the exception of Veli-Matti Reinikkala, who was insured under comparable plans in Finland for the first half of the year and then in comparable plans in the U.S. The members receive pension contributions from ABB in accordance with the terms of their pension plans.

        Group Executive Committee members receive customary additional benefits such as a company car, and accident, life, unemployment, social and health insurance compensation. In some cases, members receive contributions to children's education. Members are also eligible to participate in ESAP.

  Details of Group Executive Committee Compensation

        On September 1, 2008, Joe Hogan joined ABB as Chief Executive Officer. His base salary for 2008 was CHF 1.9 million pro-rated for the four months he was employed. In connection with his joining ABB, he received (1) a sign-on bonus in the amount of CHF 3,000,000 and (2) sign-on grants of ABB shares with a value of CHF 10 million (based on the average ABB share price in the 20 trading days preceding his start date)—50% to vest in 3 years and 50% to vest in 5 years from the date he commenced employment with ABB, provided he does not elect to leave ABB before those dates and that he is not terminated for cause prior to those dates. These sign-on amounts were to compensate him for certain forfeited benefits from his previous employer. Mr. Hogan, like other members of the Group Executive Committee, also received conditional grants under the 2008 launch of ABB's Long-Term Incentive Plan as well as the right to participate in the co-investment portion of that plan. In addition, he received customary additional benefits including pension contributions, relocation compensation, car, schooling for children, health insurance and other miscellaneous benefits. In 2009, he will be entitled to receive an annual bonus up to 150% of his pro-rated base salary in 2008. His compensation, together with the compensation of the other members of the Group Executive Committee, is detailed further in the remainder of this section.

        The total compensation of each member of the Group Executive Committee is displayed in two parts: (1) total salary and other non share-based compensation and (2) total share-based compensation. The total salary and other non share-based compensation includes base salary, bonuses, pension contributions and certain other items as described more fully in the salary and other non share-compensation table later in this Item 6. The total share-based compensation includes all share-related grants to individuals. The valuation is based on the market price of the ABB Ltd share at the time of grant and for the LTIP grants assumes 100 percent vesting, although less than 100 percent may actually vest. Share-based compensation is described more fully in the share-based compensation table later in this Item 6. The total compensation includes only compensation received by an individual in connection with his or her role as a member of the Group Executive Committee. The total compensation of members of the Group Executive Committee in 2008 is summarized in the table below:

  Group Executive Committee total compensation

Name	Function	Total salary and other non share- based compensation	Total share-based compensation(1)	Total
		CHF	CHF	CHF
Joe Hogan(2)	Chief Executive Officer	4,119,134	15,084,279	19,203,413
Michel Demaré	Chief Financial Officer	3,330,059	3,963,209	7,293,268
Gary Steel	Human Resources responsible	2,352,667	2,082,413	4,435,080
Ulrich Spiesshofer	Corporate Development responsible	2,077,822	1,978,285	4,056,107
Diane de Saint Victor	General Counsel	1,903,921	1,973,985	3,877,906
Bernhard Jucker	Power Products Division responsible	2,077,401	2,469,149	4,546,550
Peter Leupp	Power Systems Division responsible	1,980,773	2,081,199	4,061,972
Tom Sjökvist	Automation Products Division responsible	1,974,501	1,906,201	3,880,702
Veli-Matti Reinikkala	Process Automation Division responsible	1,863,471	1,765,876	3,629,347
Anders Jonsson	Robotics Division responsible	1,458,202	1,652,547	3,110,749

Total current executive committee members		23,137,951	34,957,143	58,095,094

Fred Kindle	President and Chief Executive Officer until February 13, 2008	8,660,961	—	8,660,961
Ravi Uppal	President Global Markets from July 1, 2007 to October 31, 2008	4,264,595	1,936,379	6,200,974

Total former executive committee members		12,925,556	1,936,379	14,861,935

Total		36,063,507	36,893,522	72,957,029

(1)
The total share-based compensation amounts have been calculated using the market value of the ABB share on the day of grant and assume 100 percent vesting, although less than 100 percent may actually vest.

(2)
Joe Hogan's total compensation for 2008 included CHF 13 million of sign-on bonus to compensate him for certain forfeited benefits from his previous employer.

        The table below shows the gross payments (i.e. compensation before deduction of employee social insurance and pension contributions) that were made to, or on behalf of, the members of the Group Executive Committee in 2008, but excludes share-based compensation, which is shown in a separate table below.

  Group Executive Committee salary and other non share-based compensation

					Costs of company car leasing			Employer's social security payments
	Base salary		Additional compensation	Employers' pension contributions		Costs of health insurance	Costs of children's education
		Bonus(1)							Total
Name
	CHF	CHF	CHF	CHF	CHF	CHF	CHF	CHF	CHF
Joe Hogan(2)	633,335	—	3,150,000	85,055	2,666	3,153	4,500	240,425	4,119,134
Michel Demaré(3)	1,190,043	832,832	325,706	242,710	26,575	8,644	31,320	672,229	3,330,059
Gary Steel	765,004	685,462	706	257,484	26,574	9,622	27,000	580,815	2,352,667
Ulrich Spiesshofer	723,337	659,640	706	210,850	28,460	7,820	—	447,009	2,077,822
Diane de Saint Victor(4)	725,005	649,250	4,900	232,079	—	8,632		284,055	1,903,921
Bernhard Jucker	904,999	773,145	706	252,640	29,963	8,412	—	107,536	2,077,401
Peter Leupp(5)	758,338	682,500	73,706	262,232	27,278	9,622	—	167,097	1,980,773
Tom Sjökvist(6)	761,672	702,000	96,466	275,866	29,368	9,031	—	100,098	1,974,501
Veli-Matti Reinikkala(7)	702,123	582,337	77,929	419,312	25,488	9,458	—	46,824	1,863,471
Anders Jonsson	608,333	493,350	706	248,210	27,080	9,224	—	71,299	1,458,202
Total current executive committee members	7,772,189	6,060,516	3,731,531	2,486,438	223,452	83,618	62,820	2,717,387	23,137,951

Fred Kindle(8)	2,325,250	2,480,426	1,483,022	185,088	34,881	6,281	—	2,146,013	8,660,961
Ravi Uppal(9)	1,211,669	1,317,119	1,172,020	213,203	25,496	8,064	—	317,024	4,264,595

Total former executive committee members	3,536,919	3,797,545	2,655,042	398,291	60,377	14,345	0	2,463,037	12,925,556

Total	11,309,108	9,858,061	6,386,573	2,884,729	283,829	97,963	62,820,	5,180,424	36,063,507

(1)
The table above provides compensation amounts with respect to 2008 on a cash basis. Consequently, the table shows bonuses relating to 2007, paid in 2008, except for Fred Kindle, who received a proportional bonus for the period January to September 2008. The CEO has a maximum bonus opportunity of 150 percent of his base salary. All other executive committee members have a maximum bonus opportunity of 100 percent of their base salary, except Michel Demaré who, for the time served as interim CEO, had a maximum bonus opportunity of 150 percent of his base salary. Total accrued bonus at December 31, 2008, amounted to CHF 9,052,622, including CHF 1,632,825 representing a one-off cash award conditional upon certain performance criteria. Bonus payments will be made in March 2009, after the financial results are published.

(2)
Additional compensation for Joe Hogan includes a CHF 3,000,000 sign-on bonus and CHF 150,000 as compensation for relocation expenses.

(3)
The base salary of Michel Demaré includes an additional amount of CHF 178,375 for the period he was interim CEO. His additional compensation figure includes a one-time cash payment of CHF 325,000.

(4)
Additional compensation for Diane de Saint Victor includes CHF 4,900 for annual train transportation in lieu of receiving a company car.

(5)
Peter Leupp received a cash payment of CHF 73,000 to cover expenses incurred as a result of his relocation to Switzerland, which are included in additional compensation above.

(6)
Tom Sjökvist received CHF 95,760 cash compensation for foregone pension benefits as a result of him continuing to work for the Company after the age of 60, included in additional compensation above.

(7)
Veli-Matti Reinikkala received 50 percent of his base salary in USD and 50 percent in EUR at a fixed exchange rate. The USD expense related to the salary was converted into Swiss francs using a rate of 1.062 per U.S. dollar. For the period January to June 2008 the employer's pension contributions and social security payments for Veli-Matti Reinikkala were paid in EUR and converted in the table above into Swiss francs at a rate of 1.607 per EUR. Since July 2008 such payments have been paid in USD and converted into Swiss francs at a rate of 1.062. His additional compensation includes a cash reimbursement of CHF 71,026 for taxes incurred on benefits and CHF 6,903 for financial counseling. His employer's pension contributions include a one-time pension contribution of CHF 216,837 related to pension obligations for 2006 and 2007.

(8)
In February 2008, Fred Kindle left the Company. He received payment of salary, bonus and other benefits for the period up to February 28, 2009 (including pension contributions and the payout of unused vacation days) amounting to a total CHF 8,660,961. This amount included a final payment of CHF 1,483,022.

(9)
Ravi Uppal left the Company on October 31, 2008. He received payment of salary, bonus and other benefits for the period up to August 31, 2009, totaling CHF 4,264,595. His base salary includes an amount of CHF 608,333 covering his notice period up to August 31, 2009. His bonus includes CHF 329,490 for the year 2007 and CHF 987,630 for the period January 1, 2008 until August 31, 2009. His additional compensation includes a one-time payment of CHF 1,169,000 in settlement of all contractual obligations of the Company.

        Share-based compensation granted to members of the Group Executive Committee during 2008 is summarized in the table below. The vesting dates of the respective awards are listed in the footnotes to the table.

  Group Executive Committee share-based compensation

Name	Number of conditionally granted shares under the performance component of the 2008 launch of LTIP(1)	Number of conditionally granted shares under the co-investment component of the 2008 launch of LTIP(1)	Total fair value LTIP 2008(2)	Number of shares granted in respect of sign-on bonus(3)	Fair value of shares in respect of sign-on bonus(2)	Number of shares granted in respect of special bonus(4)	Fair value of shares in respect of special bonus(2)	Total fair value of share-based awards granted in 2008
		CHF	CHF			CHF	CHF	CHF
Joe Hogan	145,039	26,923	4,704,880	379,364	10,379,399	—	—	15,084,279
Michel Demaré	71,880	10,490	2,703,383	—	—	44,643	1,259,825	3,963,209
Gary Steel	29,390	8,634	1,247,948	—	—	29,570	834,465	2,082,413
Ulrich Spiesshofer	27,863	8,309	1,187,165	—	—	28,034	791,119	1,978,285
Diane de Saint Victor	27,863	8,178	1,182,866	—	—	28,034	791,119	1,973,985
Bernhard Jucker	35,115	9,739	1,472,108	—	—	35,331	997,041	2,469,149
Peter Leupp	29,390	8,597	1,246,733	—	—	29,570	834,465	2,081,199
Tom Sjökvist	29,390	8,842	1,254,774	—	—	29,570	651,427	1,906,201
Veli-Matti Reinikkala	23,902	6,866	1,009,806	—	—	26,792	756,070	1,765,876
Anders Jonsson	23,665	6,214	980,629	—	—	23,810	671,918	1,652,547

Total current executive committee members	443,497	102,792	16,990,292	379,364	10,379,399	275,354	7,587,452	34,957,143

Fred Kindle(5)	—	—	—	—	—	—	—	—
Ravi Uppal(6)	27,863	6,800	1,137,640	—	—	28,304	798,739	1,936,379
Total former executive committee members	27,863	6,800	1,137,640	0	0	28,304	798,739	1,936,379

Total	471,360	109,592	18,127,932	379,364	10,379,399	303,658	8,386,190	36,893,522

(1)
Vesting date March 15, 2011.

(2)
Fair value represents market value of the shares as per grant date of the respective award.

(3)
189,682 shares vest on each of September 1, 2011 and September 1, 2013.

(4)
Vesting date March 1, 2010, except for Tom Sjökvist for whom 14,785 shares vest on each of March 1, 2009 and March 1, 2010.

(5)
Fred Kindle left the Company in February 2008 and therefore was not granted any awards. Upon leaving the Company he received 547,309 ABB shares, which had been granted on previous launches.

(6)
Ravi Uppal left the Company on October 31, 2008. He received a pro rata allocation of 3,306 shares related to the co-investment component of LTIP 2008 and 21,026 shares related to the special bonus share grant 2008.

        In addition to the above awards, all members of the Group Executive Committee (as well as the spouse of one of the members who is an employee in one of the Company's subsidiaries) participated in the fifth launch of ESAP, which allows them to save over a 12-month period and, in November 2009, use their savings to acquire up to a maximum number of 650 or 700 shares (depending on the savings currency) at an exercise price of CHF 15.30 or USD 12.98 (depending on the savings currency).

  Additional Fees and Remuneration

        Other than as disclosed herein, in 2008 ABB did not pay any additional fees or remuneration to the members of the Board or the Group Executive Committee for services rendered to ABB. Also, in 2008, ABB did not pay any additional fees or remuneration, other than on market terms, to persons closely linked to a member of the Board or the Group Executive Committee for services rendered to ABB. "Persons closely linked" is understood to mean: (1) an individual's spouse, (2) an individual's children below the age of 18, (3) any persons living in the same household as an individual for at least 12 months, (4) any legal entities that are under the control of an individual or any of the person's mentioned under (1) to (3) above, and (5) any legal or natural person acting as an individual's fiduciary or the fiduciary of any of the persons mentioned under (1) to (4) above.

  Loans and Guarantees Granted to Members of the Board or Group Executive Committee

        In 2008, ABB did not grant any loans or guarantees to its Board members or members of the Group Executive Committee or to persons closely linked to any of those members.

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

  Compensation to Former Members of the Board and the Group Executive Committee

        In 2008, except as disclosed above, ABB did not make any payments to a former member of the Board or the Group Executive Committee in connection with such member's role, or departure from the role, as a member of the Board or the Group Executive Committee.

Employee Participation Programs

  Incentive Plans Linked to ABB Shares

        In order to align its employees' interests with the business goals and financial results of the Company, ABB operates a number of incentive plans, linked to ABB's shares, which are summarized below (for additional information on each incentive plan, please refer to "Note 18 Share-based payment arrangements" to ABB's Consolidated Financial Statements contained elsewhere in this report).

  ESAP

        The Employee Share Acquisition Plan (ESAP) is an employee stock-option plan with a savings feature. Employees save over a 12-month period, by way of monthly salary deductions. The maximum monthly savings amount is the lower of 10 percent of gross monthly salary or the local currency equivalent of CHF 750. At the end of the savings period, employees choose whether to exercise their stock options to buy ABB shares (ADS in the case of employees in the U.S.) at the exercise price set at the grant date, or have their savings returned with interest. The savings are accumulated in a bank account held by a third-party trustee on behalf of the participants and earn interest.

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

        The exercise price per share and ADS of CHF 15.30 and USD 12.98, respectively, for the 2008 grant, were determined using the closing price of the ABB share on the SIX Swiss Exchange (SWX Europe) and ADS on the New York Stock Exchange on the grant date.

  MIP

        Under the MIP, ABB offers physically-settled warrants, cash-settled warrant appreciation rights (WARs) and, as of the May 2007 launch, options, to key employees for no consideration.

        The warrants and options granted under the MIP allow participants to purchase shares of ABB at predetermined prices. Participants may sell the warrants and options rather than exercise the right to purchase shares. Equivalent warrants are listed by a third-party bank on the SIX Swiss Exchange, which facilitates pricing and transferability of warrants granted under the MIP. The options entitle the holder to request that a third-party bank purchase such options at the market price of equivalent listed warrants related to that MIP launch. If the participant elects to sell the warrants or options, the instruments will then be held by a third party and, consequently, ABB's obligation to deliver shares will be to this third party. Each WAR gives the participant the right to receive, in cash, the market price of the equivalent listed warrant on the date of exercise of the WAR. The WARs are non transferable.

        Participants may exercise or sell warrants and options and exercise WARs after the vesting period, which is three years from the date of grant. Vesting restrictions can be waived in certain circumstances, such as death or disability. All warrants, options and WARs expire six years from the date of grant.

        The details of the various unexpired grants as at December 31, 2008, are as follows:

Grant	Warrant/Option exercise price in CHF	Subscription ratio
December 2003	7.00	5:1
December 2004	7.50	5:1
February 2006	15.30	5:1
May 2007	26.00	5:1
May 2008	36.40	5:1

  LTIP

        ABB has an LTIP for members of its Group Executive Committee and certain other executives (each an eligible participant). The LTIP involves annual conditional grants of ABB's stock and contains a co-investment component.

        Under the share-price performance component, the value of the number of shares conditionally granted equals a certain percentage of the eligible participant's base salary at the date of grant. For members of the Group Executive Committee, these percentages for the 2008 grant were 100 percent for all members except Joe Hogan and Michel Demaré for whom the percentages were 200 percent and 150 percent, respectively. The number of shares granted usually is adjusted downward for individuals who become eligible participants after the initial grant date. The actual number of shares that each eligible participant will receive free of charge at a future date is dependent on (1) the performance of ABB shares during a defined period (evaluation period) compared to those of a selected peer group of publicly listed multinational companies and (2) the term of service of the respective eligible participants in that capacity during the evaluation period. The actual number of shares received after the evaluation period cannot exceed 100 percent of the conditional grant.

        The performance of ABB compared to its peers over the evaluation period will be measured as the sum, in percentage terms, of the average percentage price development of the ABB share price over the evaluation period and an average annual dividend yield percentage (ABB's performance).

        In order for shares to vest, ABB's performance over the evaluation period must be positive and equal to or better than half of the defined peers. The actual number of shares to be delivered by ABB will be dependent on ABB's ranking in comparison with the defined peers. The full amount of the conditional grant will vest if ABB's performance is better than three-quarters of the defined peers.

        Under the co-investment component of the LTIP, each eligible participant is invited to deposit a number of ABB shares, up to an individually defined maximum number of shares. If at the end of the evaluation period the individual remains an eligible participant and the owner of such shares, then ABB will deliver free-of-charge to the eligible participant a matching number of shares.

        The details of the various unexpired launches as at December 31, 2008, are as follows:

Launch year	Evaluation period	Reference price (in CHF)
2006	March 15, 2006, to March 15, 2009	15.48
2007	March 15, 2007, to March 15, 2010	21.08
2008	March 15, 2008, to March 15, 2011	26.20

        The exact number of shares to be received for the 2006, the 2007 and the 2008 launches will be known only in March 2009, 2010 and 2011, respectively.

ABB Shareholdings of members of the Board and the Group Executive Committee

  Board ownership of ABB Shares and Options

        The table below shows the number of ABB shares held by each Board member:

  Board shareholdings

	Total number of shares held at December 31, 2008(1)	Total number of shares held at December 31, 2007(1)
Hubertus von Grünberg	30,037	6,779
Roger Agnelli	138,964	134,482
Louis R. Hughes	64,233	59,751
Hans Ulrich Märki	330,454	304,051
Michel de Rosen	96,148	90,115
Michael Treschow	75,521	71,007
Bernd W. Voss	143,838	137,807
Jacob Wallenberg(2)	153,174	146,724

Total	1,032,369	950,716

    (1)
    Includes as of December 31, 2008 and 2007, respectively, a total of 879,559 and 814,657 shares paid as compensation to Board members in current and prior years and currently blocked in accordance with the terms of the Board compensation.

    (2)
    Share amounts provided in this table do not include the shares beneficially owned by Investor AB, of which Mr. Wallenberg is chairman.

        As of December 31, 2008, and December 31, 2007, no member of the Board and no person closely linked to a member of the Board held any shares of ABB or options in ABB shares other than those listed above.

  Group Executive Committee ownership of ABB Shares and Options

        As of December 31, 2008, the members of the Group Executive Committee held the following numbers of shares (or ADSs representing such shares), the conditional rights to receive ABB shares under the LTIP, warrants or options (either vested or unvested as indicated) under the MIP and unvested shares in respect of bonus and/or pension arrangements:

Group Executive Committee shareholdings, warrant holdings and option holdings

		Unvested at December 31, 2008
			Number of matching shares deliverable under the 2006 co-investment portion of LTIP (vesting 2009)		Number of matching shares deliverable under the 2007 co-investment portion of LTIP (vesting 2010)		Number of matching shares deliverable under the 2008 co-investment portion of LTIP (vesting 2011)
		Number of conditionally granted shares under the 2006 launch of the LTIP (vesting 2009)		Number of conditionally granted shares under the 2007 launch of the LTIP (vesting 2010)		Number of conditionally granted shares under the 2008 launch of the LTIP (vesting 2011)
													Number of shares granted in respect of sign-on bonus(3) (Vesting 2011 and 2013)
								Number of warrants held under the MIP(2)			Shares in respect of special bonus 2008 (vesting 2010)
	Total number of shares held(1)											Shares in lieu of pension arrangements
Name								2006 Grant (vesting 2009)	2007 Grant (vesting 2010)	2008 Grant (vesting 2011)
Joe Hogan	26,923	—	—	—	—	145,039	26,923	—	—	—	—	—	379,364
Michel Demaré(4)	224,304	51,680	15,014	41,746	11,843	71,880	10,490	—	—	—	44,643	80,840	—
Gary Steel	97,974	46,512	13,416	35,105	10,243	29,390	8,634	—	—	—	29,570	55,703	—
Ulrich Spiesshofer	83,285	41,990	13,372	32,733	9,650	27,863	8,309	—	—	—	28,034	—	—
Diane de Saint Victor	82,850	33,287	8,239	33,207	8,219	27,863	8,178	—	—	—	28,034	—	—
Bernhard Jucker	31,375	48,450	8,595	39,374	11,295	35,115	9,739	—	—	—	35,331	—	—
Peter Leupp	40,488	33,287	8,239	33,207	8,219	29,390	8,597	—	—	—	29,570	—	—
Tom Sjökvist(5)	40,011	45,220	12,451	34,156	10,789	29,390	8,842	—	—	—	29,570	—	—
Veli-Matti Reinikkala	38,738	43,001	5,680	33,022	9,414	23,902	6,866	—	—	—	26,792	—	—
Anders Jonsson(6)	73,505	33,592	3,603	26,092	5,007	23,665	6,214	100,000	96,300	138,000	23,810	—	—

Total	739,453	377,019	88,609	308,642	84,679	443,497	102,792	100,000	96,300	138,000	275,354	136,543	379,364

(1)
Includes shares deposited as match for the co-investment portion of the LTIP. These shares may be sold/transferred but then the corresponding number co-investment shares would be forfeited.

(2)
Warrants/options may be sold or exercised/converted into shares at the ratio of 5 warrants/options for 1 share.

(3)
189,682 shares vest in each of 2011 and 2013.

(4)
Total number of shares held includes 4,500 shares held jointly with spouse.

(5)
Total number of shares held includes 7,560 shares held by spouse or child. 14,785 shares in respect of bonus 2008 vest in each of 2009 and 2010.

(6)
Total number of shares held includes 55,529 shares held by or jointly with spouse. The warrants vesting in 2009, 2010 and 2011 were received by Anders Jonsson's spouse in connection with her role as an ABB employee.

        Furthermore, as of December 31, 2008, the following members of the Group Executive Committee held WARs that, when exercised, entitle the holder to receive in cash the market value of the equivalent listed warrant at the time of exercise.

  Group Executive Committee Warrant Appreciation Rights holdings

		Number of unvested WARs held under the MIP
	Number of fully vested WARs held under the MIP
		2006 Grant (vesting 2009)
	2004 Grant
Bernhard Jucker	—	375,000
Peter Leupp	—	375,000
Tom Sjökvist	—	375,000
Veli-Matti Reinikkala	200,000	375,000
Anders Jonsson	—	375,000

Total	200,000	1,875,000

        As of December 31, 2008, no member of the Group Executive Committee and no person closely linked to a member of the Group Executive Committee held any shares of ABB or options in ABB shares other than those listed above.

  Total Shareholdings of ABB Shares and Options

        As of December 31, 2008, the members of our Board and Group Executive Committee owned less than 1 percent of the Company's total shares outstanding.

  Change of Control Provisions

        None of ABB's Board members, Group Executive Committee members or members of senior management receive "golden parachutes" or other special benefits in the event of a change of control.

EMPLOYEES

        A breakdown of our employees by geographic region for the years ended December 31, 2008, 2007 and 2006, is as follows:

	At December 31,
Region	2008	2007	2006
Europe	64,900	61,600	60,700
The Americas	20,100	18,800	18,700
Asia	28,900	25,200	22,300
Middle East and Africa	5,700	6,300	6,500

Total	119,600	111,900	108,200

        The proportion of our employees that are represented by labor unions or are the subject of collective bargaining agreements varies based on the labor practices of each country in which we operate.

Item 7.    Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

        Investor AB, Sweden, held 166,330,142 ABB shares as of December 31, 2008, representing approximately 7.2 percent of ABB's total share capital and voting rights as registered in the Commercial Register on that date. The number of shares held by Investor AB does not include shares held by Mr. Jacob Wallenberg, the chairman of Investor AB, in his individual capacity.

        To the best of ABB's knowledge, no other shareholder held 3 percent or more of ABB's total share capital and voting rights as registered in the Commercial Register on December 31, 2008.

        Under ABB's Articles of Incorporation, each registered share represents one vote. Major shareholders do not have different voting rights.

        To our knowledge, we are not directly or indirectly owned or controlled by any government or by any other corporation or person.

        At December 31, 2008, we had approximately 480,000 shareholders. Approximately 216,000 were U.S. holders, of which approximately 760 were record holders. Based on the share register, U.S. holders (including holders of ADSs) held approximately 14 percent of the total number of shares issued, including treasury shares, at that date.

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

        Companhia Vale do Rio Doce and its subsidiaries (Vale) and ABB have entered into a framework agreement to establish general terms and conditions for the supply of products, systems and services among their respective group subsidiaries. ABB supplies Vale primarily with process automation products for mineral systems. The total revenues recorded by ABB in 2008 relating to its contracts with Vale were approximately $110 million. Roger Agnelli is president and CEO of Vale.

        In 2008, ABB recorded revenues of approximately $50 million from Atlas Copco AB and its subsidiaries (Atlas Copco), primarily for automation products such as motors and drives. Jacob Wallenberg is the vice chairman of Atlas Copco.

        During 2008, ABB recorded approximately $125 million of revenues from Sulzer AG (Sulzer), primarily for various automation products. Louis R. Hughes is a member of Sulzer's board of directors.

        On July 4, 2005, ABB entered into an unsecured syndicated $2-billion, five-year revolving credit facility, which became available in July 2005 and which was amended and restated on June 27, 2007. As of December 31, 2008, SEB Skandinaviska Enskilda Banken AB (publ) (SEB) has committed to $120 million out of the $2 billion total and Dresdner Bank AG has committed to $105 million out of the $2 billion total. Jacob Wallenberg is the vice chairman of SEB and Bernd W. Voss is a member of Dresdner's supervisory board.

        In 2003, ABB entered into a 10-year agreement with IBM pursuant to which IBM took over the operation and support of ABB's information systems infrastructure. The total value of the infrastructure and related operational services to be provided under this agreement is expected to approach $1.7 billion. Hans Ulrich Märki is the retired chairman of IBM Europe, Middle East and Africa.

        After comparing the revenues generated from ABB's business with Vale, Atlas Copco, Sulzer, SEB, and Dresdner to the total annual revenues of ABB and of those companies, and after reviewing the infrastructure and operational services arrangement with IBM and the banking commitments of SEB and Dresdner, the Board has determined that ABB's business relationships with those companies do not constitute material business relationships and that all members of the Board are considered to be independent directors. This determination was made in accordance with ABB Ltd's Related Party Transaction Policy which was prepared based on the Swiss Code of Best Practice of Corporate Governance and the independence criteria set forth in the corporate governance rules of the New York Stock Exchange.

Item 8.    Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        See "Item 18. Financial Statements" for a list of financial statements contained in this report.

LEGAL PROCEEDINGS

  Antitrust

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

        The Company continues to cooperate with other antitrust authorities in several locations globally, including Brazil, which are investigating anti-competitive practices related to gas insulated switchgear. At this stage of the proceedings, no reliable estimate of the amount of potential fines, if any, can be made.

        In addition, ABB may face private claims by customers and other third parties alleging harm with regard to the Gas Insulated Switchgear cartel cases. One such claim has been made by National Grid Electricity Transmission plc in the United Kingdom. An informed judgment about the merits of these claims or the amount of potential loss for the Company, if any, that may result from any such claims or proceedings, cannot be made at this stage.

        In February 2007, the European Commission conducted dawn raids at the premises of an ABB unit in Bad Honnef, Germany, as part of its investigation into alleged anti-competitive practices of certain manufacturers of power transformers. The German Antitrust Authority (Bundeskartellamt) and other antitrust authorities are also reviewing those alleged practices which relate to the German market and other markets. Management is cooperating fully with the authorities in their investigations. We anticipate an unfavorable outcome with respect to these alleged anti-competitive practices and expect that fines will be imposed.

        In February 2009, ABB confirmed that its cables business is under investigation for alleged anti-competitive practices. Management is cooperating fully with the antitrust authorities in their investigations. An informed judgment about the outcome of these investigations or the amount of potential loss for the Company, if any, relating to these investigations cannot be made at this stage.

  Suspect Payments

        In June 2004, we disclosed to the SEC and the Italian authorities the preliminary results of our inquiry conducted with the assistance of outside counsel and forensic accountants. Those results showed that from the first quarter of 1998 through the first quarter of 2004, the medium voltage business of our Power Products division overstated its earnings before interest and taxes (operating income) and net income through the early recognition of certain revenue from incomplete projects, improper capitalization of costs on certain projects, unrecorded liabilities and borrowings, and other improper journal entries. As a result, the financial statements and certain financial data were restated in September 2004. The inquiry also uncovered improper payments to an employee of an Italian power generation company. The Company has reported this matter to the Italian authorities, who have initiated formal criminal proceedings, as well as to the SEC and the U.S. Department of Justice (the DoJ). The Company cannot reasonably predict the outcome of the criminal proceedings or what action, if any, the SEC or the DoJ may take.

        In April 2005, we made the first of a series of voluntary disclosures to the DoJ and the SEC of certain suspect payments made by employees of ABB. The first disclosure concerned our U.S.-based network management business unit. Subsequently, we made additional voluntary disclosures regarding suspect payments by employees in several countries, including countries in the Middle East, Asia, South America, and Europe. These suspect payments were discovered as a result of our internal audit and compliance program. These payments may be in violation of the FCPA or other applicable laws. If we are found to have violated any of these laws, we could be liable for penalties and other costs and the violations could otherwise negatively impact our business. We are cooperating on these issues with the relevant authorities and are continuing our internal investigations and compliance reviews.

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

        In connection with these suspect payment matters we anticipate an unfavorable outcome and expect that fines will be imposed.

  General

        In addition, the Company is subject to other various legal proceedings, investigations, and claims that have not yet been resolved. With respect to the above-referenced legal proceedings ABB will bear the costs of the continuing investigations and any related legal proceedings.

        As of December 31, 2008, ABB had accrued aggregate liabilities of approximately $795 million for all of such contingencies. As it is not possible to make an informed judgment on the outcome of certain matters and as it is not possible based on information currently available to management to estimate the maximum potential liability, there could be material adverse outcomes beyond such accrued liabilities.

DIVIDENDS AND DIVIDEND POLICY

        See "Item 3. Key Information—Dividends and Dividend Policy."

SIGNIFICANT CHANGES

        Except as otherwise described in this report, there has been no significant change in our financial position since December 31, 2008.

        In February 2009, the Board of Directors announced that a proposal will be put to the Annual General Meeting in May 2009 to reduce the nominal value of the shares from CHF 2.02 to CHF 1.54 and distribute CHF 0.48 per share.

Item 9.    The Offer and Listing

MARKETS

        The shares of ABB Ltd are principally traded on the SIX Swiss Exchange (SWX Europe) (under the symbol "ABBN") and on the NASDAQ OMX Stockholm Exchange (under the symbol "ABB"). ADSs of ABB Ltd have been traded on the New York Stock Exchange under the symbol "ABB" since April 6, 2001. ABB Ltd's ADSs are issued under the Amended and Restated Deposit Agreement, dated May 7, 2001, with Citibank, N.A. as depositary. Each ADS represents one share.

 TRADING HISTORY

        No suspension in the trading of our shares occurred in the years ended December 31, 2008, 2007 and 2006.

        The table below sets forth, for the periods indicated, the reported high and low closing sale prices for the shares on SWX Europe (formerly virt-x) and the NASDAQ OMX Stockholm Exchange and for the ADSs on the New York Stock Exchange.

	SWX Europe		NASDAQ OMX Stockholm Exchange		New York Stock Exchange
	High	Low	High	Low	High	Low
	(CHF)		(SEK)		($)
Annual highs and lows
2004	8.18	6.20	48.00	36.10	6.70	4.93
2005	12.95	6.35	77.75	37.30	9.79	5.42
2006	21.85	12.75	122.75	77.00	17.98	9.72
2007	36.52	19.65	202.00	113.75	31.81	15.96
2008	35.04	11.92	198.50	80.75	32.95	9.12
Quarterly highs and lows
2007
First Quarter	23.45	19.65	131.75	113.75	19.13	15.96
Second Quarter	27.85	20.80	157.50	121.50	22.60	17.28
Third Quarter	30.66	25.75	170.00	148.00	26.23	21.28
Fourth Quarter	36.52	29.00	202.00	164.00	31.81	26.06
2008
First Quarter	31.14	23.74	182.50	142.00	28.64	22.93
Second Quarter	35.04	26.36	198.50	157.50	32.95	26.38
Third Quarter	30.22	20.42	175.50	125.75	28.69	17.97
Fourth Quarter	21.02	11.92	129.50	80.75	19.00	9.12
Monthly highs and lows
2008
September	27.76	20.42	163.00	125.75	24.70	17.97
October	21.02	11.95	129.50	83.50	19.00	10.00
November	16.20	11.92	107.00	80.75	13.96	9.12
December	16.42	13.83	116.00	95.25	15.21	11.53
2009
January	16.95	13.53	118.50	98.50	15.25	11.69
February	16.85	13.30	116.75	100.00	14.43	10.99

Item 10.    Additional Information

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF INCORPORATION

        This section summarizes the material provisions of ABB Ltd's Articles of Incorporation and the Swiss Code of Obligations relating to the shares of ABB Ltd. The description is only a summary and is qualified in its entirety by ABB Ltd's Articles of Incorporation, a copy of which has been filed as Exhibit 1.1 to this report, the commercial registry of the Canton of Zurich (Switzerland) and Swiss statutory law.

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

Our Shares

        ABB Ltd's shares are registered shares (Namenaktien) with a par value of CHF 2.02 each following the dividend distribution in 2008 of CHF 0.48 per share by way of a reduction in the par value of the shares, which originally was CHF 2.50 per share. The shares are fully paid and non-assessable. The shares rank pari passu in all respects with each other, including in respect of entitlements to dividends, to a share of the liquidation proceeds in the case of a liquidation of ABB Ltd, to advance subscription rights and to pre-emptive rights.

        Each share carries one vote in ABB Ltd's general shareholders' meeting. Voting rights may be exercised only after a shareholder has been recorded in ABB Ltd's share register (Aktienbuch) as a shareholder with voting rights, or with VPC in Sweden, which maintains a subregister of ABB Ltd's share register. VPC is an authorized central securities depository under the Swedish Act on Registration of Financial Instruments and carries out, among other things, the duties of registrar for Swedish companies listed on the NASDAQ OMX Stockholm Exchange. Registration with voting rights is subject to the restrictions described in "Transfer of Shares."

        The shares are not issued in certificated form and are held in collective custody at SIS SegaInterSettle AG. Shareholders do not have the right to request printing and delivery of share certificates (aufgehobener Titeldruck), but may at any time request ABB Ltd to issue a confirmation of the number of registered shares held.

Capital Structure

  Issued Shares:

        On December 31, 2008, and February 28, 2009, ABB's ordinary share capital (including treasury shares) amounted to CHF 4,692,041,526.40 divided into 2,322,792,835 fully paid registered shares with a par value of CHF 2.02 per share.

        In February 2009, the Board of Directors announced that a proposal will be put to the Annual General Meeting to reduce the nominal value of the shares from CHF 2.02 to CHF 1.54 and distribute CHF 0.48 per share.

  Contingent Share Capital

        As at December 31, 2008, ABB's share capital may be increased by an amount not to exceed CHF 404,000,000 through the issuance of up to 200,000,000 fully paid registered shares with a par value of CHF 2.02 per share through the exercise of conversion rights and/or warrants granted in connection with the issuance on national or international capital markets of newly or already issued bonds or other financial market instruments.

        As at December 31, 2008, ABB's share capital may be increased by an amount not to exceed CHF 20,200,000 through the issuance of up to 10,000,000 fully paid registered shares with a par value of CHF 2.02 per share through the exercise of warrant rights granted to its shareholders. The Board may grant warrant rights not taken up by shareholders for other purposes in the interest of ABB.

        The pre-emptive rights of the shareholders are excluded in connection with the issuance of convertible or warrant bearing bonds or other financial market instruments or the grant of warrant rights. The then-current owners of conversion rights and/or warrants will be entitled to subscribe for new shares. The conditions of the warrants will be determined by the Board.

        The acquisition of shares through the exercise of warrants and each subsequent transfer of the shares will be subject to the restrictions of ABB's Articles of Incorporation.

        In connection with the issuance of convertible or warrant-bearing bonds or other financial market instruments, the Board is authorized to restrict or deny the advance subscription rights of shareholders if such bonds or other financial market instruments are for the purpose of financing or refinancing the acquisition of an enterprise, parts of an enterprise, participations or new investments or an issuance on national or international capital markets. If the Board denies advance subscription rights, the convertible or warrant-bearing bonds or other financial market instruments will be issued at the relevant market conditions and the new shares will be issued pursuant to the relevant market conditions taking into account the share price and/or other comparable instruments having a market price. Conversion rights may be exercised during a maximum ten year period, and warrants may be exercised during a maximum seven-year period, in each case from the date of the respective issuance. The advance subscription rights of the shareholders may be granted indirectly.

        In addition as at December 31, 2008, ABB's share capital may be increased by an amount not to exceed CHF 75,794,278.40 through the issuance of up to 37,521,920 fully paid shares with a par value of CHF 2.02 per share to employees. The pre-emptive and advance subscription rights of ABB's shareholders are excluded. The shares or rights to subscribe for shares will be issued to employees pursuant to one or more regulations to be issued by the Board, taking into account performance, functions, level of responsibility and profitability criteria. ABB may issue shares or subscription rights to employees at a price lower than that quoted on the stock exchange. The acquisition of shares within the context of employee share ownership and each subsequent transfer of the shares will be subject to the restrictions of ABB's Articles of Incorporation.

  Authorized Share Capital

        As at February 28, 2009, ABB's share capital may be increased by an amount not to exceed CHF 404,000,000 through the issuance of up to 200,000,000 fully paid shares with a par value of CHF 2.02 per share out of authorized share capital. The authorized shares are valid until May 3, 2009. The Board is authorized to determine the date of issue of new shares, the issue price, the type of payment, the condition for the exercise of the pre-emption rights, and the beginning date for dividend entitlement. This represented the total authorized share capital available to ABB on December 31, 2008. The Board may permit pre-emptive rights that have not been exercised by shareholders to expire or it may place these rights and/or shares as to which pre-emptive rights have been granted but not exercised at market conditions or use them for other purposes in the interest of the Company.

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

        In February 2009, ABB's board of directors decided to recommend that shareholders approve new authorized share capital in the amount of 200 million shares at ABB's annual general meeting in May 2009 to replace the authorized share capital expiring on May 3, 2009.

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

        A purchaser of shares will be recorded in ABB Ltd's share register with voting rights upon disclosure of its name and address. However, ABB Ltd may decline a registration with voting rights if the shareholder does not declare that it has acquired the shares in its own name and for its own account. If the shareholder refuses to make such declaration, it will be registered as a shareholder without voting rights. If persons fail to expressly declare in their registration application that they hold the shares for their own accounts (nominees), the board of directors may still enter such persons in the share register with the right to vote, provided that the nominee has entered into an agreement with the board of directors concerning his status, and further provided the nominee is subject to recognized bank or financial market supervision.

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

Shareholders' Meetings

        Under Swiss law, the Annual General Meeting of shareholders must be held within six months after the end of ABB Ltd's fiscal year. Annual General Meetings of shareholders are convened by the board of directors, liquidators or representatives of bondholders or, if necessary, by the statutory auditors. The board of directors is further required to convene an extraordinary general meeting of shareholders if so resolved by the shareholders in a general meeting of shareholders or if so requested by one or more shareholders holding in aggregate at least 10 percent of ABB Ltd's share capital. A general meeting of shareholders is convened by publishing a notice in the Swiss Official Gazette of Commerce (Schweizerisches Handelsamtsblatt) at least 20 days prior to the meeting date. Holders of VPC-registered shares are able to attend shareholders' meetings in respect of such shares. Notices of shareholders' meetings are published in at least three national Swedish daily newspapers, as well as on ABB Ltd's Internet website. Such notices contain information as to procedures to be followed by shareholders in order to participate and exercise voting rights at the shareholders' meetings.

        One or more shareholders whose combined holdings represent an aggregate par value of at least CHF 808,000 may request in writing 40 calendar days prior to a general meeting of shareholders that specific items and proposals be included on the agenda and voted on at the next general meeting of shareholders.

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

Net Profits and Dividends

        Swiss law requires that ABB Ltd retain at least 5 percent of its annual net profits as legal reserves for so long as these reserves amount to less than 20 percent of ABB Ltd's share capital. Any net profits remaining in excess of those reserves are at the disposal of the shareholders' meeting.

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

Pre-emptive Rights

        Shareholders of a Swiss corporation have certain pre-emptive rights to subscribe for new shares issued in connection with capital increases in proportion to the nominal amount of their shares held. A resolution adopted at a shareholders' meeting with a supermajority of two-thirds of the shares represented may, however, repeal, limit or suspend (or authorize the board of directors to repeal, limit or suspend) pre-emptive rights for cause. Cause includes an acquisition of a business or a part thereof, an acquisition of a participation in a company or the grant of shares to employees. In addition, based on Article 4bis para. 1 and para. 4 of the Articles of Incorporation of ABB Ltd, pre-emptive rights of the shareholders are excluded in connection with the issuance of convertible or warrant-bearing bonds or other financial market instruments, shares to employees of ABB issued out of ABB Ltd's contingent share capital or the grant of warrant rights to shareholders, or may be restricted or denied by the board of directors of ABB Ltd under certain circumstances as set forth in Article 4ter of ABB Ltd's Articles of Incorporation. See "—Capital Structure."

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

Repurchase of Shares

        Swiss law limits a corporation's ability to repurchase or hold its own shares. ABB Ltd and its subsidiaries may only repurchase shares if ABB Ltd has sufficient freely distributable reserves to pay the purchase price, and the aggregate nominal value of such shares does not exceed 10 percent of ABB Ltd's total share capital. Furthermore, ABB Ltd must create a special reserve on its balance sheet in the amount of the purchase price of the acquired shares. Such shares held by ABB Ltd or its subsidiaries do not carry any rights to vote at shareholders' meetings, but are entitled to the economic benefits applicable to the shares generally and are considered to be "outstanding" under Swiss law.

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

        Notices required under the Listing Rules of the SIX Swiss Exchange will be published in two Swiss newspapers in German and French. ABB Ltd or the SIX Swiss Exchange may also disseminate the relevant information on the online exchange information systems. Notices required under the listing rules of the Stockholm Stock Exchange will be published in three national daily Swedish newspapers, as well as on ABB Ltd's website.

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

        Under Swiss law, any surplus arising out of a liquidation of a corporation (after the settlement of all claims of all creditors) is distributed to the shareholders in proportion to the paid-up par value of shares held, but this surplus is subject to Swiss withholding tax of 35 percent (see "—Taxation).

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

        An additional disclosure requirement exists under the Swiss Code of Obligations, according to which ABB Ltd must disclose individual shareholders and groups of shareholders acting in concert and their shareholdings if they hold more than 5 percent of all voting rights and ABB Ltd knows or has reason to know of such major shareholders. Such disclosures must be made once a year in the notes to the financial statements as published in its annual report. For a list of our major shareholders, see "Item 7. Major Shareholders and Related Party Transactions—Major Shareholders."

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

Directors and Officers

        For further information regarding the material provisions of ABB Ltd's Articles of Incorporation and the Swiss Code of Obligations regarding directors and officers, see "Item 6. Directors, Senior Management and Employees—Corporate Governance—Duties of Directors and Officers."

Auditors

        The auditors are subject to confirmation by the shareholders at the annual general meeting on an annual basis. Ernst & Young AG, with its registered head office at Bleicherweg 21, CH-8002 Zurich, Switzerland, has been the independent auditor of ABB Ltd and the ABB Group for the years ended December 31, 2008, 2007 and 2006.

        Ernst & Young AG assumed the existing auditing mandate as auditor of the ABB Group in 1994. The head auditor responsible for the mandate, Nigel Jones, took over the mandate in 2008. He succeeded Charles Barone, who had served in this function since May 2003.

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

Revolving Credit Facility

        On June 27, 2007, we entered into an amendment and restatement of a $2 billion revolving credit facility which was originally entered into on July 4, 2005. For a description of the facility, see "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities" and "Note 12 Debt" to the Consolidated Financial Statements. See Exhibit 4.3 to this report.

Medium Term Note Program

        One of our subsidiaries, ABB Capital B.V. is an issuer under a medium term note program (MTN Program) under which it is authorized to issue up to $5,250 million in certain debt instruments. The terms of the MTN Program do not obligate any third party to extend credit to us, and the terms and availability of financings under the MTN Program are determined with respect to, and at the date of issuance of, each debt instrument. As a result, we may be unable to access capital through the MTN Program on terms favorable to us, if at all. As at December 31, 2008, the aggregate amount outstanding under the MTN Program was approximately $1.9 billion from separate issuances of debt instruments. See Exhibits 2.3, 2.4, and 2.5 to this report.

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

Sale Agreement for Nuclear Business

        On December 21, 1999, our subsidiary, ABB Handels-und Verwaltungs AG, entered into an agreement to sell our nuclear business to BNFL for $485 million. Under the agreement, we have undertaken not to compete with the divested business during a seven-year period that ended on April 28, 2007. We have agreed to indemnify BNFL against, among other things, certain environmental and other liabilities arising from specific sites operated by the nuclear business and certain tax liabilities of the nuclear business. These potential liabilities are described in "Item 3. Key Information—Risk Factors" and "Item 5. Operating and Financial Review and Prospects—Environmental Liabilities". The transaction was consummated on April 28, 2000. See Exhibit 4.2 to this report.

Sale Agreement for Part of the Oil, Gas and Petrochemicals Business

        On January 16, 2004 we announced that our subsidiary, ABB Handels-und Verwaltungs AG, had entered into an agreement to sell the upstream part of our Oil, Gas and Petrochemicals business to Laradew Limited, a new company formed by a private equity consortium consisting of Candover Partners, JP Morgan Partners and 3i Group. The sale includes our U.S.-based Vetco Gray unit and our Norway- based Offshore Systems business. In July 2004, the Company completed the sale of the Upstream business for an initial purchase price of $925 million. Net cash proceeds from the sale were approximately $800 million, reflecting the initial purchase price adjusted for unfunded pension liabilities and changes in net working capital. On February 9, 2005, the purchasers and we entered into a Settlement Agreement and Amendment finalizing the sales price. As part of the sale, we have agreed, among other things, to terminate certain securitization programs and operational leases, to indemnify the purchaser against certain pre-existing environmental and tax liabilities, to reimburse the purchaser against financial losses that may be incurred on certain ongoing projects of the business. See Exhibits 4.4 and 4.5 to this report.

CE Asbestos Settlement

        On April 20, 2006 ABB Ltd and certain of its subsidiaries entered into certain agreements relating to the settlement of its Combustion Engineering subsidiary's asbestos liabilities. For further details regarding this settlement see Exhibits 4.10 and 4.11 hereto.

Share Sale and Purchase Agreement relating to the Lummus Global Business

        On August 24, 2007, ABB Asea Brown Boveri Ltd and certain of its subsidiaries entered into an agreement to sell Lummus to CB&I for a purchase price of $950 million. The transaction closed in November 2007. As part of the sale we have agreed to retain certain liabilities, including for potential fines and penalties connected with suspect payments made prior the completion of the sale (for further information see "Note 3 Acquisitions, divestments and discontinued operations" to our Consolidated Financial Statements). See Exhibit 4.12 to this report.

EXCHANGE CONTROLS

        Other than in connection with government sanctions imposed on Belarus, Cote d'Ivoire, the Democratic Republic of the Congo, Iran, Iraq, Lebanon, Liberia, Myanmar, North Korea, Sierra Leone, Sudan, Uzbekistan, Zimbabwe, certain persons from the former Federal Republic of Yugoslavia and persons and organizations with connection to Osama bin Laden, the "al Qaeda" group or the Taliban and certain persons connected with the assassination of Rafik Hariri, there are currently no laws, decrees or regulations in Switzerland that restrict the export or import of capital, including, but not limited to, Swiss foreign exchange controls on payment of dividends, interest or liquidation proceeds, if any, to non-Swiss resident holders of shares. In addition, there are no limitations imposed by Swiss law or our Articles of Incorporation on the rights of non-Swiss residents or non-Swiss citizens to hold or vote our shares.

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

  Obtaining a Refund of Swiss Withholding Tax for U.S. Residents

        The Convention between the Swiss Confederation and the United States of America for the Avoidance of Double Taxation with Respect to Taxes on Income, which entered into force on December 19, 1997 and which we will refer to in the following discussion as the Treaty, allows U.S. resident individuals or U.S. corporations to seek a refund of the Swiss withholding tax paid on dividends in respect of our shares or ADSs if they qualify for benefits under the Treaty. U.S. resident individuals and U.S. corporations holding less than 10 percent of the voting rights in respect of our shares or ADSs are entitled to seek a refund of withholding tax to the extent the tax withheld exceeds

15 percent of the gross dividend. U.S. corporations holding 10 percent or more of the voting rights of our shares or ADSs are entitled to seek a refund of withholding tax to the extent the tax withheld exceeds 5 percent of the gross dividend.

        Claims for refunds must be filed with the Swiss Federal Tax Administration, Eigerstrasse 65, 3003 Bern, Switzerland no later than December 31 of the third year following the calendar year in which the dividend or similar distribution became payable. The form used for obtaining a refund is Swiss Tax Form 82 (82C for companies; 82E for other entities; 82I for individuals; 82R for regulated investment companies (RICs)). This form may be obtained from any Swiss Consulate General in the United States or from the Swiss Federal Tax Administration at the address above. The form must be filled out in triplicate with each copy duly completed and signed before a notary public in the United States. The form must be accompanied by evidence of the deduction of withholding tax withheld at the source.

  Stamp Duties upon Transfer of Securities

        The sale of shares or ADSs, whether by Swiss resident or non-resident holders, may be subject to a Swiss securities transfer stamp duty of up to 0.15 percent calculated on the sale proceeds if it occurs through or with a Swiss bank or other Swiss securities dealer as defined in the Swiss Federal Stamp Tax Act. In addition to the stamp duty, the sale of shares or ADSs by or through a member of the SIX Swiss Exchange may be subject to a stock exchange levy.

United States Taxes

        The following is a summary of the material U.S. federal income tax consequences of the ownership by U.S. holders (defined below) of shares or ADSs. This summary does not purport to address all of the tax considerations that may be relevant to a decision to purchase, own or dispose of shares or ADSs. This summary assumes that U.S. holders hold shares or ADSs as capital assets for U.S. federal income tax purposes. This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as U.S. expatriates, dealers or traders in securities or currencies, partnerships owning shares or ADSs, tax-exempt entities, banks and other financial institutions, regulated investment companies, traders in securities that elect to apply a mark to market method of accounting, insurance companies, holders that own (or are deemed to own) at least 10 percent or more (by voting power or value) of the stock of ABB, investors whose functional currency is not the U.S. dollar, persons subject to the alternative minimum tax, and persons that will hold shares or ADSs as part of a position in a straddle or as part of a hedging or conversion transaction for U.S. tax purposes and persons who are not U.S. holders. This discussion does not address aspects of U.S. taxation other than U.S. federal income taxation, nor does it address state, local or foreign tax consequences of an investment in shares or ADSs.

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

        If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of shares or ADSs the treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership that holds shares or ADSs you should consult your tax advisor.

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

  Distributions

        In general, for U.S. federal income tax purposes, the gross amount of any distribution (other than certain distributions, if any, of shares distributed to all shareholders of ABB, including holders of ADSs) made to you with respect to shares or ADSs, including the amount of any Swiss taxes withheld from the distribution, will constitute dividends to the extent of ABB's current and accumulated earnings and profits (as determined under U.S. federal income tax principles).

        Non-corporate U.S. holders generally will be taxed on such distributions at the lower rates applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) with respect to distributions received on or before January 1, 2011, provided that the U.S. holder meets certain holding period and other requirements and provided that such distributions constitute "qualified dividends" for U.S. federal income tax purposes. Distributions treated as dividends will not be treated as "qualified dividends" if we were to be treated as a "passive foreign investment company" (a "PFIC) for U.S. federal income tax purposes in the year that the dividend is paid or in the year prior to the year that the dividend is paid. Based on certain estimates of its gross income and gross assets and the nature of its business, ABB believes that it will not be classified as a PFIC for the taxable year ending December 31, 2008. ABB's status in future years will depend on its assets and activities in those years. ABB has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC. However, as PFIC status is a factual matter that must be determined annually at the close of each taxable year, there can be no certainty regarding ABB's PFIC status in any particular year until the end of that year. U.S. holders are urged to consult their own tax advisors regarding the availability to them of the reduced dividend rate in light of their own particular circumstances and the consequences to them if ABB were to be treated as a PFIC with respect to any taxable year.

        Dividends paid to U.S. corporate holders will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders.

        If you are a U.S. holder and distributions with respect to shares or ADSs exceed ABB's current and accumulated earnings and profits as determined under U.S. federal income tax principles, then the excess generally would be treated first as a tax-free return of capital to the extent of your adjusted tax basis in the shares or ADSs. Any amount in excess of the amount of the dividend and the return of capital generally would be treated as capital gain. ABB does not maintain calculations of its earnings and profits under U.S. federal income tax principles.

        If you are a U.S. holder, then dividends paid in Swiss francs, including the amount of any Swiss taxes withheld from the dividends, will be included in your gross income in an amount equal to the U.S. dollar value of the Swiss francs calculated by reference to the spot exchange rate in effect on the day the dividends are includible in income. In the case of ADSs, dividends generally are includible in income on the date they are received by the depositary, regardless of whether the payment is in fact converted into U.S. dollars at that time. If dividends paid in Swiss francs are converted into U.S. dollars on the day they are includible in income, then you generally should not be required to recognize foreign currency gain or loss with respect to the conversion. However, any gains or losses resulting from the conversion of Swiss francs between the time of the receipt of dividends paid in Swiss francs and the time the Swiss francs are converted into U.S. dollars will be treated as ordinary income or loss to you, as the case may be. The amount of any distribution of property other than cash will be the fair market value of the property on the date of distribution.

        If you are a U.S. holder, then you will have a basis in any Swiss francs received as a refund of Swiss withholding taxes equal to a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt of the dividend on which the tax was withheld. (See "—Swiss Taxation—Obtaining a Refund of Swiss Withholding Tax for U.S. Residents" above.)

        If you are a U.S. holder, then dividends received by you with respect to shares or ADSs will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Swiss tax withheld on dividends may be deducted from your taxable income or credited against your U.S. federal income tax liability. However, to the extent that you would be entitled to a refund of Swiss withholding taxes pursuant to the U.S.—Switzerland tax treaty, you may not be eligible for a U.S. foreign tax credit with respect to the amount of such withholding taxes which may be refunded, even if you fail to claim the refund. See "—Swiss Taxation—Obtaining a Refund of Swiss Withholding Tax for U.S. Residents." The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by ABB generally will constitute passive income, or, in the case of certain U.S. holders, financial services income. The rules relating to the determination of the U.S. foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you would be entitled to this credit.

  Sale or Exchange of Shares or ADSs

        If you are a U.S. holder that holds shares or ADSs as capital assets, then you generally will recognize capital gain or loss for U.S. federal income tax purposes upon a sale or exchange of your shares or ADSs in an amount equal to the difference between your adjusted tax basis in the shares or ADSs and the amount realized on their disposition. If you are a non-corporate U.S. holder, the maximum marginal U.S. federal income tax rate applicable to the gain is generally lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income (other than certain dividends) if your holding period for the shares or ADSs exceeds one year (i.e., long-term capital gains). If you are a U.S. holder, then the gain or loss, if any, recognized by you generally will be treated as U.S. source income or loss, as the case may be, for U.S. foreign tax credit purposes.

        If you are a U.S. holder and you receive any foreign currency on the sale of shares or ADSs, then you may recognize U.S. source ordinary income or loss as a result of currency fluctuations between the date of the sale of the shares or ADS, as the case may be, and the date the sales proceeds are converted into U.S. dollars.

  Backup Withholding and Information Reporting

        U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain noncorporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, shares or ADSs made within the United States to a holder of shares or ADSs (other than an exempt recipient, including a corporation, a payee that is not a U.S. holder that provides an appropriate certification, and certain other persons).

        A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, shares or ADSs within the United States to you, unless you are an exempt recipient, if you fail to furnish your correct taxpayer identification number or otherwise fail to establish an exception from backup withholding tax requirements or otherwise fail to establish an exception from backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the U.S. Internal Revenue Service. The current backup withholding tax rate is 28 percent.

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

        As of December 31, 2008 and 2007, the net fair value of financial instruments with exposure to foreign currency rate movements was $1,946 million and $593 million, respectively. The potential loss in fair value of such financial instruments from a hypothetical 10 percent move in foreign exchange rates against our position would be approximately $579 million and $108 million for December 31, 2008 and 2007, respectively. The analysis reflects the aggregate adverse foreign exchange impact associated with transaction exposures, as well as translation exposures where appropriate. Our sensitivity analysis assumes a simultaneous shift in exchange rates against our positions exposed to foreign exchange risk and as such assumes an unlikely adverse case scenario. Exchange rates rarely move in the same direction. Therefore, the assumption of a simultaneous shift may overstate the impact of changing rates on assets and liabilities denominated in foreign currencies. The underlying trade-related transaction exposures of the industrial companies are not included in the quantitative analysis. If these underlying transaction exposures were included, they would tend to have an offsetting effect on the potential loss in fair value detailed above.

Interest Rate Risk

        We are exposed to interest rate risk due to our financing, investing, and liquidity management activities. Our operating companies primarily invest excess cash with, and receive funding from, our Group Treasury function on an arm's length basis. It is our policy that the primary third-party funding and investing activities, as well as the monitoring and management of the resulting interest rate risk, are the responsibility of the Group Treasury function. The Group Treasury function adjusts the duration of the overall funding portfolio through derivative instruments in order to better match underlying assets and liabilities, as well as minimize the cost of capital.

        As of December 31, 2008 and 2007, the potential reduction in earnings from a 100 basis points downward shift in interest rates on an interest bearing net asset position of $5,495 million and $5,791 million, respectively, was $55 million and $58 million, respectively.

        Leases are not included as part of the sensitivity analysis. This represents a limitation of the analysis. While sensitivity analysis includes the interest rate sensitivity of the funding of the lease portfolio, a corresponding change in the lease portfolio was not considered in the sensitivity model.

Equity Risk

        Certain of our entities have equity investments that expose us to equity price risk. As of December 31, 2008 and 2007, the net fair value of equity risk sensitive instruments was $90 million and $337 million, respectively. The potential loss in fair value of such financial instruments from a hypothetical 10 percent move in equity prices against our position would be approximately $9 million and $53 million, for December 31, 2008 and 2007, respectively. Included in the net fair value and potential loss in fair value figures for equity risk are derivative instruments held by us and designated as hedges of warrant appreciation rights granted to employees under our management incentive plans (see "Note 4 Cash and equivalents and marketable securities and short-term investments" and "Note 18 Share-based payment arrangements" to the Consolidated Financial Statements). As of December 31, 2008 and 2007, the amount of such instruments included in the total net fair value of equity risk sensitive instruments was $53 million and $220 million, respectively, and the corresponding amount of potential loss in fair value was $6 million and $41 million, respectively. The liabilities relating to the warrant appreciation rights are not included as part of the sensitivity analysis. If such liabilities being hedged were included, they would tend to have an offsetting effect on the potential loss in fair value.

Commodity Risk

        We enter into commodity derivatives to hedge certain of our raw material exposures. As of December 31, 2008 and 2007, the net fair value of commodity derivatives was $(173) million and $(19) million, respectively. The potential loss in fair value for such commodity hedging derivatives from a hypothetical adverse 10 percent move against our position in commodity prices would be approximately $15 million and $34 million for December 31, 2008 and 2007, respectively. A significant proportion of our commodity derivatives are denominated in euros. The foreign exchange risk arising on such contracts has been excluded from the calculation of the potential loss in fair value from a hypothetical 10 percent move in commodity prices as disclosed above.

Item 12.    Description of Securities Other than Equity Securities

        Not applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and delinquencies

        Not applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not applicable.

Item 15.    Controls and Procedures

  (a)
  Disclosure controls and procedures.

        We maintain controls and procedures designed to provide reasonable assurance that the information required to be disclosed in our filings under the Securities Exchange Act of 1934 (the Exchange Act, Rule 13a-15(e)) is recorded, processed, summarized and reported on a timely basis. Our Chief Executive Officer, Joe Hogan, and Chief Financial Officer, Michel Demaré, with the participation of key corporate senior management and management of key corporate functions, performed an evaluation of our disclosure controls and procedures as of December 31, 2008. Based on that evaluation, management, including the Chief Executive Officer and Chief Financial Officer, has concluded that, as of December 31, 2008, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in reports that we file or submit under the Exchange Act has been recorded, processed, summarized and reported within the time period specified in the rules and forms of the SEC and that such information has been accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

  (b)
  Management's annual report on internal controls over financial reporting.

        The Board of Directors and management of the ABB Group are responsible for establishing and maintaining adequate internal controls over financial reporting. The ABB Group's internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of the published Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States of America.

        Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

        Management conducted an assessment of the effectiveness of internal controls over financial reporting based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission (COSO). Based on this assessment, management has concluded that internal control over financial reporting was effective as of December 31, 2008.

        Ernst & Young AG, an independent registered public accounting firm, has issued an opinion on the effectiveness of the ABB Group's internal control over financial reporting as of December 31, 2008 which is included in Item 18: Financial Statements.

  (c)
  Changes in internal control

        During the year ended December 31, 2008, the ABB Group continued to standardize and consolidate its financial accounting and reporting processes through the integration of its various ERP systems into country-wide ERP's in a number of specific countries. A significant portion of these remaining system integrations are planned for 2009 and 2010. These activities strengthen the overall design and operational effectiveness of the ABB Group's internal control over financial reporting and are part of the ABB Group's continuous improvement of its internal control environment.

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

Item 16C.    Principal Accountant Fees and Services

  Audit Fees

        Fees for audit services provided by Ernst & Young totaled approximately $29 million and $26 million in 2008 and 2007, respectively. Audit fees include the standard audit work performed each fiscal year necessary to allow the auditor to issue an opinion on our Consolidated Financial Statements and to issue an opinion on the local statutory financial statements of ABB Ltd and its subsidiaries. Audit fees also include services that can be provided only by the ABB Group auditor such as assistance with the application of new accounting policies, pre-issuance reviews of quarterly financial results and comfort letters delivered to underwriters in connection with debt and equity offerings. Included in the 2008 audit fees were no amounts related to the 2007 audit. Included in the 2007 audit fees were no amounts related to the 2006 audit.

  Audit-Related Fees

        Fees for audit-related services provided by Ernst & Young totaled approximately $2 million and $8 million in 2008 and 2007, respectively, consisting primarily of accounting consultations and audits in connection with divestments, audits of pension and benefit plans and accounting advisory services.

  Tax Fees

        Fees for tax services provided by Ernst & Young totaled approximately $3 million and $2 million in 2008 and 2007, respectively, representing tax compliance fees as well as tax advice and planning fees.

  All Other Fees

        Fees for other services provided not included in the above three categories by Ernst & Young totaled approximately 0.1 million in 2008 and 2007, respectively.

  Pre-Approval Procedures and Policies

        In accordance with the requirements of the U.S. Sarbanes-Oxley Act of 2002 and rules issued by the SEC, we utilize a procedure for the review and pre-approval of any services performed by Ernst &

Young. The procedure requires that all proposed engagements of Ernst & Young for audit and permitted non-audit services are submitted to the FACC for approval prior to the beginning of any such services. In accordance with this policy, all services performed by and fees paid to Ernst & Young in 2007 and 2008, as discussed above in this Item 16C, were approved by the FACC.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

        None.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        On February 13, 2008, the Company announced a share buyback program up to a maximum value of CHF 2.2 billion (equivalent to approximately USD 2 billion at then-current exchange rates), with the intention of completing the buyback program prior to the Annual General Meeting of Shareholders in 2010 and proposing the cancellation of the shares at that meeting.

        During the year ended December 31, 2008, purchases under the program were made by or on behalf of ABB Ltd. or any "affiliated purchaser", as defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as follows:

Period	Total number of shares purchased(1)	Average price paid per share(2)	Total number of shares purchased as part of publicly announced program	Approximate USD equivalent amount of shares that may yet be purchased under the program(3)
February 25 – February 29, 2008	5,000,000	$25.97	5,000,000	$1,973,289,530
March 03 – March 12, 2008	4,370,000	$25.73	4,370,000	$1,961,871,920
April 28 – April 30, 2008	600,000	$29.96	600,000	$1,857,429,535
May 05 – May 30, 2008	4,100,000	$32.30	4,100,000	$1,706,469,612
June 02 – June 10, 2008	2,805,000	$31.95	2,805,000	$1,667,518,544
August 15 – August 19, 2008	3,800,000	$23.97	3,800,000	$1,458,463,299
September 08, 2008	2,000,000	$22.71	2,000,000	$1,405,850,267

(1)
Outside the share buyback program, no repurchases of shares were made in 2008 and through February 28, 2009.

(2)
Represents average prices in CHF translated into USD using weighted average rates.

(3)
Represents CHF amount of shares that may yet be purchased, translated at month-end spot rates.

        As of December 31, 2008, CHF 1,548,754,947 (equivalent to $1,451,096,174 at the year-end exchange rate of CHF 1.0673 per 1 USD) was available for further purchases under the program. On February 12, 2009, the Company stated that given the market uncertainty, the Company is not actively pursuing new purchases under the program.

Item 16F.    Change in Registrant's Certifying Accountant

        Not yet applicable.

Item 16G.    Corporate Governance

        According to the New York Stock Exchange's corporate governance standards (the Standards), ABB is required to disclose significant ways in which its corporate governance practices differ from the Standards. ABB has reviewed the Standards and concluded that its corporate governance practices are generally consistent with the Standards, with the following significant exceptions:

  1.
  Swiss law requires that our external auditors be appointed by our shareholders at our annual general meeting rather than by the finance and audit committee or the board of directors.

  2.
  The Standards require that all equity compensation plans and material revisions thereto be approved by the shareholders. Consistent with Swiss law such matters are decided by our board of directors. However, the shareholders decide about the creation of new share capital that can be used in connection with equity compensation plans.

PART III

Item 17.    Financial Statements

        We have elected to provide financial statements and the related information pursuant to Item 18.

Item 18.    Financial Statements

        See pages F-1 to F-74, which are incorporated herein by reference. All schedules are omitted as the required information is inapplicable or the information is presented in the Consolidated Financial Statements or notes thereto.

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
2.2	Form of American Depositary Receipt (included in Exhibit 2.1).
2.3	EMTN Fiscal Agency Agreement, dated December 17, 2008, between ABB Capital B.V., Fortis Banque Luxembourg S.A. and Fortis Banque (Suisse) S.A.
2.4	EMTNDealership Agreement, dated December 17, 2008, between ABB Capital B.V., ABB Ltd and Morgan Stanley & Co. International Limited.
2.5	EMTN Deed of Covenant, dated December 17, 2008, by ABB Capital B.V.

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

4.3	$2,000,000,000 Multicurrency Revolving Credit Agreement, dated as of July 4, 2005, as amended and restated on June 27, 2007, between ABB Ltd, certain subsidiaries of ABB Ltd as borrowers and guarantors, Barclays Capital, Bayerische Hypo-und Vereinsbank AG, BNP Paribas, Citigroup Global Markets Limited, Commerzbank Aktiengesellschaft, Credit Suisse, Deutsche Bank AG, Dresdner Kleinwort Wasserstein, Handelsbanken Capital Markets, Svenska Handelsbanken AB (publ), HSBC Bank plc, Nordea Bank (AB) and SEB Merchant Banking, Skandinaviska Enskilda Banken, AB (publ), as mandated lead arrangers, Credit Suisse, as facility agent, dollar swingline agent and euro swingline agent, and SEB Merchant Banking, Skandinaviska Enskilda Banken, AB (publ), as SEK swingline agent. Incorporated by reference to Exhibit 4.3 to the Annual Report on Form 20-F filed by ABB on March 19, 2008.
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
4.6	Employment Agreement of Gary Steel, dated August 27, 2002. Incorporated by reference to Exhibit 4.11 to the Annual Report on Form 20-F filed by ABB on June 30, 2003.
4.7	Employment Agreement of Fred Kindle, dated February 21, 2004. Incorporated by reference to Exhibit 4.16 to the Annual Report on Form 20-F filed by ABB on May 27, 2005.
4.8	Employment Agreement of Michel Demaré, dated October 28, 2004. Incorporated by reference to Exhibit 4.17 to the Annual Report on Form 20-F filed by ABB on May 27, 2005.
4.9	Employment Agreement of Ulrich Spiesshofer, dated September 5, 2005. Incorporated by reference to Exhibit 4.15 to the annual report on Form 20-F filed by ABB on April 19, 2006.
4.10
Contribution Agreement dated as of April 20, 2006 by and among ABB Ltd, ABB Asea Brown Boveri Ltd, ABB Holdings Inc., ABB Inc. and ABB Lummus Global Inc., Combustion Engineering 524(g) Asbestos PI Trust and, solely for certain provisions contained therein, ABB Treasury Center (USA) Inc. Incorporated by reference to Exhibit 4.13 to the Annual Report on From 20-F filed by ABB on April 18, 2007.
4.11
Promissory Note dated April 20, 2006 between ABB Inc. and ABB Ltd, as makers and Combustion Engineering 524(g) Asbestos PI Trust, as payee, for the principal amount of up to $350,000,000. Incorporated by reference to Exhibit 4.14 to Annual Report on From 20-F filed by ABB on April 18, 2007.
4.12
Share Sale and Purchase Agreement dated 24 August 2007 among ABB Holdings Inc., ABB Holdings B.V., ABB Asea Brown Boveri Ltd, Chicago Bridge & Iron Company, Chicago Bridge & Iron Company B.V., and Chicago Bridge & Iron Company N.V. Incorporated by reference to Exhibit 4.14 to the Annual Report on Form 20-F filed by ABB on March 19, 2008.
8.1	Subsidiaries of ABB Ltd as of February 28, 2008.
12.1	Certification of the chief executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the chief financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by the chief executive officer of ABB Ltd pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
13.2	Certification by the chief financial officer of ABB Ltd pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
15.1	Consent of Independent Registered Public Accounting Firm

*
This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-74551.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ABB LTD
By:	/s/ MICHEL DEMARÉ Name: Michel Demaré Title: Executive Vice President and Chief Financial Officer
By:	/s/ RICHARD A. BROWN Name: Richard A. Brown Title: Group Senior Vice President and Chief Counsel, Corporate & Finance

Date: March 10, 2009.

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

        Management conducted an assessment of the effectiveness of internal controls over financial reporting based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission (COSO). Based on this assessment, management has concluded that internal control over financial reporting was effective as of December 31, 2008.

        Ernst & Young AG, an independent registered public accounting firm, has issued an opinion on the effectiveness of the Group's internal control over financial reporting as of December 31, 2008, which is included on page F-4 of the Group's Form 20-F.

/s/ JOE HOGAN
Chief Executive Officer
/s/ MICHEL DEMARÉ
Chief Financial Officer

Zurich, March 9, 2009

 Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of ABB Ltd:

        We have audited the accompanying consolidated balance sheets of ABB Ltd as of December 31, 2008 and 2007, and the related consolidated income statements, statements of cash flows, and statements of changes in stockholders' equity for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ABB Ltd at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

        As discussed in Note 2 to the consolidated financial statements in 2008, effective January 1, 2007, the Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No.109". As also discussed in Note 17 to the consolidated financial statements, effective December 31, 2006, the company adopted Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)."

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ABB Ltd's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2009, expressed an unqualified opinion thereon.

/s/ Ernst & Young AG

Zürich, Switzerland
March 9, 2009

 Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of ABB Ltd:

        We have audited ABB Ltd's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). ABB Ltd's Board of Directors and management are responsible for maintaining effective internal control over financial reporting, and management is responsible for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on internal control over financial reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

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

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        In our opinion, ABB Ltd maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2008 consolidated financial statements of ABB Ltd and our report dated March 9, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young AG

Zürich, Switzerland
March 9, 2009

ABB Ltd

Consolidated Income Statements

Year ended December 31 (in millions, except per share data)

	2008	2007	2006
Sales of products	$29,705	$24,816	$19,503
Sales of services	5,207	4,367	3,778

Total revenues	34,912	29,183	23,281

Cost of products	(20,506)	(17,292)	(13,967)
Cost of services	(3,466)	(2,923)	(2,570)

Total cost of sales	(23,972)	(20,215)	(16,537)

Gross profit	10,940	8,968	6,744
Selling, general and administrative expenses	(5,822)	(4,975)	(4,326)
Other income (expense), net	(566)	30	139

Earnings before interest and taxes	4,552	4,023	2,557
Interest and dividend income	315	273	147
Interest and other finance expense	(349)	(286)	(307)

Income from continuing operations before taxes and minority interest	4,518	4,010	2,397
Provision for taxes	(1,119)	(595)	(686)
Minority interest	(260)	(244)	(179)

Income from continuing operations	3,139	3,171	1,532
Income (loss) from discontinued operations, net of tax	(21)	586	(142)

Net income	$3,118	$3,757	$1,390

Basic earnings (loss) per share
Income from continuing operations	$1.37	$1.40	$0.72
Income (loss) from discontinued operations, net of tax	$(0.01)	$0.26	$(0.07)
Net income	$1.36	$1.66	$0.65
Diluted earnings (loss) per share
Income from continuing operations	$1.37	$1.38	$0.69
Income (loss) from discontinued operations, net of tax	$(0.01)	$0.25	$(0.06)
Net income	$1.36	$1.63	$0.63

See accompanying Notes to the Consolidated Financial Statements.

ABB Ltd

Consolidated Balance Sheets

December 31 (in millions, except share data)

	2008	2007
Cash and equivalents	$6,399	$4,650
Marketable securities and short-term investments	1,407	3,460
Receivables, net	9,245	8,582
Inventories, net	5,306	4,863
Prepaid expenses	237	307
Deferred taxes	1,020	783
Other current assets	733	368
Assets held for sale and in discontinued operations	—	132

Total current assets	24,347	23,145
Financing receivables, net	445	487
Property, plant and equipment, net	3,562	3,246
Goodwill	2,817	2,421
Other intangible assets, net	411	270
Prepaid pension and other employee benefits	73	380
Investments in equity method companies	68	63
Deferred taxes	1,190	862
Other non-current assets	268	127

Total assets	$33,181	$31,001

Accounts payable, trade	$4,451	$4,167
Billings in excess of sales	1,224	829
Accounts payable, other	1,292	1,289
Short-term debt and current maturities of long-term debt	354	536
Advances from customers	2,014	2,045
Deferred taxes	528	371
Provisions for warranties	1,105	1,121
Provisions and other	3,467	2,322
Accrued expenses	1,569	1,737
Liabilities held for sale and in discontinued operations	—	62

Total current liabilities	16,004	14,479
Long-term debt	2,009	2,138
Pension and other employee benefits	1,071	631
Deferred taxes	425	407
Other liabilities	1,902	1,797

Total liabilities	21,411	19,452

Commitments and contingencies
Minority interest	612	592
Stockholders' equity:
Capital stock and additional paid-in capital (2,322,792,835 and 2,316,015,102 issued shares at December 31, 2008 and 2007, respectively)	4,695	5,634
Retained earnings	10,073	6,955
Accumulated other comprehensive loss	(2,710)	(1,330)
Less: Treasury stock, at cost (40,108,014 and 18,725,475 shares at December 31, 2008 and 2007, respectively)	(900)	(302)

Total stockholders' equity	11,158	10,957

Total liabilities and stockholders' equity	$33,181	$31,001

See accompanying Notes to the Consolidated Financial Statements.

ABB Ltd

Consolidated Statements of Cash Flows

Year ended December 31 (in millions)

	2008	2007	2006
Operating activities
Net income	$3,118	$3,757	$1,390
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	661	602	570
Pension and postretirement benefits	43	(61)	(4)
Deferred taxes	(199)	(351)	113
Net gain from sale of property, plant and equipment	(49)	(46)	(76)
Income from equity accounted companies	(15)	(55)	(95)
Minority interest	261	246	179
Gain on sale of discontinued operations	—	(541)	—
Other	232	132	190
Changes in operating assets and liabilities:
Receivables, net	(1,266)	(1,323)	(698)
Inventories	(800)	(551)	(512)
Accounts payable, trade	522	530	256
Billings in excess of sales	539	374	132
Provisions, net	677	(362)	243
Advances from customers	130	411	461
Other assets and liabilities, net	104	292	(210)

Net cash provided by operating activities	3,958	3,054	1,939
Investing activities
Changes in financing receivables	7	56	67
Purchases of marketable securities (other than trading) and short-term investments	(3,626)	(10,115)	(4,743)
Purchases of property, plant and equipment and intangible assets	(1,171)	(756)	(536)
Acquisition of businesses (net of cash acquired)	(653)	(54)	(3)
Proceeds from sales of marketable securities (other than trading) and short-term investments	5,417	7,361	4,366
Proceeds from sales of property, plant and equipment	94	75	128
Proceeds from sales of businesses and equity accounted companies (net of cash disposed)	46	1,142	27

Net cash provided by (used in) investing activities	114	(2,291)	(694)
Financing activities
Net changes in debt with maturities of 90 days or less	(10)	(19)	(26)
Increase in debt	458	210	151
Repayment of debt	(786)	(247)	(189)
Issuance of shares	49	241	47
Purchase of treasury shares	(621)	(199)	—
Nominal value reduction / dividends paid	(1,060)	(449)	(203)
Dividends paid to minority shareholders	(152)	(117)	(94)
Payments made upon induced bond conversion	—	—	(72)
Payments made upon bond exchange	—	—	(111)
Other	3	(45)	105

Net cash used in financing activities	(2,119)	(625)	(392)
Effects of exchange rate changes on cash and equivalents	(230)	275	184
Adjustment for the net change in cash and equivalents in assets held for sale and in discontinued operations	26	39	25

Net change in cash and equivalents—continuing operations	1,749	452	1,062
Cash and equivalents beginning of period	4,650	4,198	3,136

Cash and equivalents end of period	$6,399	$4,650	$4,198

Supplementary disclosure of cash flow information
Interest paid	$244	$246	$274
Taxes paid	$1,065	$780	$594
Carrying value of debt and accrued interest converted into capital stock	$—	$843	$953

See accompanying Notes to the Consolidated Financial Statements.

ABB Ltd
Consolidated Statements of Changes in Stockholders' Equity
For the years ended December 31, 2008, 2007 and 2006 (in millions)

			Accumulated other comprehensive loss
	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gain (loss) on available- for-sale securities	Pension and other post retirement plan adjustments	Unrealized gain (loss) on cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total stockholders' equity
Balance at January 1, 2006	$3,121	$2,460	$(1,756)	$1	$(214)	$7	$(1,962)	$(136)	$3,483

Comprehensive income:
Net income	—	1,390	—	—	—	—	—	—	1,390
Foreign currency translation adjustments	—	—	294	—	—	—	294	—	294
Effect of change in fair value of available-for-sale securities (net of tax of ($1))	—	—	—	(3)	—	—	(3)	—	(3)
Minimum pension liability adjustments (net of tax of ($15))	—	—	—	—	11	—	11	—	11
Change in derivatives qualifying as cash flow hedges (net of tax of ($21))	—	—	—	—	—	67	67	—	67

Total comprehensive income			—	—	—	—	—		1,759
Adjustment upon adoption of SFAS 158 (net of tax of $6)	—	—	—	—	(426)	—	(426)	—	(426)
Shares issued to Asbestos PI Trust (CE Settlement Shares)	407	—	—	—	—	—	—	—	407
Treasury share transactions	(1)	—	—	—	—	—	—	1	—
Dividends paid	—	(203)	—	—	—	—	—	—	(203)
Conversion of convertible bonds	903	—	—	—	—	—	—	25	928
Issuance of shares	47	—	—	—	—	—	—	—	47
Share-based payment arrangements	21	—	—	—	—	—	—	6	27
Call options	16	—	—	—	—	—	—	—	16

Balance at December 31, 2006	$4,514	$3,647	$(1,462)	$(2)	$(629)	$74	$(2,019)	$(104)	$6,038

Comprehensive income:
Net income	—	3,757	—	—	—	—	—	—	3,757
Foreign currency translation adjustments	—	—	505	—	—	—	505	—	505
Foreign currency translation adjustments related to divestments of businesses	—	—	51	—	—	—	51	—	51
Effect of change in fair value of available-for-sale securities (net of tax of $0)	—	—	—	9	—	—	9	—	9
Unrecognized income related to pensions and other postretirement plans (net of tax of ($5))	—	—	—	—	59	—	59	—	59
Adjustments related to pensions and other postretirement plans allocated to divestments of businesses (net of tax of $0)	—	—	—	—	84	—	84	—	84
Change in derivatives qualifying as cash flow hedges (net of tax of $4)	—	—	—	—	—	(19)	(19)	—	(19)

Total comprehensive income									4,446
Treasury share transactions	(1)	—	—	—	—	—	—	(198)	(199)
Dividends paid	—	(449)	—	—	—	—	—	—	(449)
Conversion of convertible bonds	830	—	—	—	—	—	—	—	830
Issuance of shares	241	—	—	—	—	—	—	—	241
Share-based payment arrangements	45	—	—	—	—	—	—	—	45
Call options	5	—	—	—	—	—	—	—	5

Balance at December 31, 2007	$5,634	$6,955	$(906)	$7	$(486)	$55	$(1,330)	$(302)	$10,957

Comprehensive income:
Net income	—	3,118	—	—	—	—	—	—	3,118
Foreign currency translation adjustments	—	—	(754)	—	—	—	(754)	—	(754)
Foreign currency translation adjustments related to divestments of businesses	—	—	6	—	—	—	6	—	6
Effect of change in fair value of available-for-sale securities (net of tax of ($26))	—	—	—	76	—	—	76	—	76
Unrecognized income (expense) related to pensions and other postretirement plans (net of tax of $212)	—	—	—	—	(492)	—	(492)	—	(492)
Change in derivatives qualifying as cash flow hedges (net of tax of $53)	—	—	—	—	—	(216)	(216)	—	(216)

Total comprehensive income									1,738
Shares repurchased under buyback program	—	—	—	—	—	—	—	(619)	(619)
Treasury share transactions	(21)	—	—	—	—	—	—	21	—
Dividends paid in the form of nominal value reduction	(1,060)	—	—	—	—	—	—	—	(1,060)
Issuance of shares	49	—	—	—	—	—	—	—	49
Share-based payment arrangements	63	—	—	—	—	—	—	—	63
Call options	30	—	—	—	—	—	—	—	30

Balance at December 31, 2008	$4,695	$10,073	$(1,654)	$83	$(978)	$(161)	$(2,710)	$(900)	$11,158

See accompanying Notes to the Consolidated Financial Statements.

ABB Ltd

Notes to the Consolidated Financial Statements

(U.S. dollar amounts in millions, except per share amounts)

Note 1—The Company

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

        The Company has a global integrated risk management process. Once a year, the board of directors of ABB Ltd performs a risk assessment in accordance with the Company's risk management processes and discusses appropriate actions, if necessary.

Note 2—Significant accounting policies

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

Scope of consolidation

        The Consolidated Financial Statements include the accounts of ABB Ltd and companies which are directly or indirectly controlled by ABB Ltd. Additionally, the Company consolidates variable interest entities (VIEs) if it has determined that it is the primary beneficiary. Intercompany accounts and transactions have been eliminated. Investments in joint ventures and affiliated companies in which the Company has the ability to exercise significant influence over operating and financial policies (generally through direct or indirect ownership of 20 percent to 50 percent of the voting rights), are recorded in the Consolidated Financial Statements using the equity method of accounting.

Reclassifications

        Amounts reported for prior years in the Consolidated Financial Statements and Notes have been reclassified to conform to the current year's presentation, primarily related to the separate presentation of warranty provisions and the inclusion of asbestos obligations in accrued expenses in the Company's Consolidated Balance Sheets. Additionally, the Company reclassified certain prior year amounts within changes in operating assets and liabilities in the Company's Consolidated Statements of Cash Flows to conform to the current year's presentation.

Operating cycle

        A portion of the Company's operating cycle, including long-term construction activities, exceeds one year. For classification of current assets and liabilities related to these types of construction activities, the Company elected to use the duration of the individual contracts as its operating cycle.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 2—Significant accounting policies (Continued)

Accordingly, there are accounts receivable, inventories and provisions related to these contracts which will not be realized within one year that have been classified as current.

Use of estimates

        The preparation of financial statements in conformity with U.S. GAAP requires management to make assumptions and estimates that directly affect the amounts reported in the Consolidated Financial Statements and the accompanying Notes. The accounting estimates that require the Company's most significant, difficult and subjective judgments include:

  •
  Assumptions and projections, principally related to future material, labor and project-related overhead costs, used in determining the percentage-of-completion on projects

  •
  Estimates of loss contingencies associated with litigation or threatened litigation and other claims and inquires, environmental damages, product warranties, regulatory and other proceedings

  •
  Assumptions used in the calculation of pension and postretirement benefits

  •
  Recognition and measurement of current and deferred income tax assets and liabilities (including the measurement of uncertain tax positions)

  •
  Growth rates, discount rates and other assumptions used in the Company's annual goodwill impairment test

        The actual results and outcomes may differ from the Company's estimates and assumptions.

Cash and equivalents

        Cash and equivalents include highly liquid investments with maturities of three months or less at the date of acquisition.

        Currency and other local regulatory limitations exist related to the transfer of funds in a number of countries where the Company operates. Funds, other than regular dividends, fees or loan repayments, cannot be readily transferred offshore from these countries and are therefore deposited and used for working capital needs locally. These funds are included in cash and equivalents as they are not considered restricted.

Marketable securities and short-term investments

        Management determines the appropriate classification of held-to-maturity and available-for-sale securities at the time of purchase. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for accretion of discounts to maturity computed under the effective interest method. Such accretion is included in interest and dividend income. Marketable debt and equity securities not classified as held-to-maturity are classified as available-for-sale.

        Marketable debt and equity securities classified as available-for-sale at the time of purchase are reported at fair value. Unrealized gains and losses on available-for-sale securities are excluded from the determination of earnings and are instead recognized in the accumulated other comprehensive loss

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 2—Significant accounting policies (Continued)

component of stockholders' equity, net of tax, (accumulated other comprehensive loss) until realized. Realized gains and losses on available-for-sale securities are computed based upon the historical cost of these securities using the specific identification method.

        The Company performs a periodic review of its debt and equity securities to determine whether an other-than-temporary impairment has occurred. Generally, when an individual security has been in an unrealized loss position for an extended period of time, the Company evaluates whether an impairment has occurred. The evaluation is based on specific facts and circumstances at the time of assessment, which include general market conditions, the duration and extent to which the fair value is below cost and the Company's intent and ability to hold the security for a sufficient period of time to allow for recovery in value. In addition, for equity securities, the Company assesses whether the cost value will recover within the near-term. If an other-than-temporary impairment is identified, the security is written down to its fair value. Impairment charges are recorded in interest and other finance expense.

        Marketable debt securities are classified as either cash and equivalents or marketable securities and short-term investments according to their maturity at the time of acquisition.

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

Concentrations of credit risk

        The Company sells a broad range of products, systems and services to a wide range of industrial, commercial and utility customers as well as various government agencies and quasi-governmental agencies throughout the world. Concentrations of credit risk with respect to accounts receivable are limited, as the Company's customer base is comprised of a large number of individual customers. Ongoing credit evaluations of customers' financial positions are performed and generally, no collateral is required. The Company maintains reserves for potential credit losses as discussed above in Accounts receivable and allowance for doubtful accounts. Such losses, in the aggregate, are in line with the Company's expectations.

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

        The Company's exposure to credit risk on derivative financial instruments is the risk that the counterparty will fail to meet its obligations. To reduce this risk, the Company has credit policies that require the establishment and periodic review of credit limits for individual counterparties. In addition, the Company has entered into close-out netting agreements with most counterparties. Close-out netting

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 2—Significant accounting policies (Continued)

agreements provide for the termination, valuation and net settlement of some or all outstanding transactions between two counterparties on the occurrence of one or more pre-defined trigger events. However, in the Consolidated Financial Statements derivative transactions are presented on a gross basis.

Revenue recognition

        The Company generally recognizes revenues when persuasive evidence of an arrangement exists, the price is fixed or determinable, collectibility is reasonably assured and upon transfer of title, including the risks and rewards of ownership to the customer, or upon the rendering of services.

        Revenues under long-term contracts are recognized using the percentage-of-completion method of accounting pursuant to Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts (SOP 81-1). The Company principally uses the cost-to-cost or delivery events method to measure progress towards completion on contracts. Management determines the method used by type of contract based on its judgment as to which method best measures progress towards completion on contracts. Short-term construction-type contracts, or long-term contracts for which reasonably dependable estimates cannot be made or for which inherent hazards make estimates difficult, are accounted for under the completed-contract method as required by SOP 81-1. Revenues under the completed-contract method are recognized upon substantial completion that is acceptance by the customer, compliance with performance specifications demonstrated in a factory acceptance test or similar event. These criteria are consistently applied by the Company for all contracts accounted for under the completed-contract method.

        Revenues from service transactions are recognized as services are performed. For long-term service contracts, revenues are recognized on a straight-line basis over the term of the contract or, if the performance pattern is other than straight-line, as the services are provided. Service revenues reflect revenues earned from the Company's activities in providing services to customers primarily subsequent to the sale and delivery of a product or complete system; such revenues consist principally of maintenance-type contracts.

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

        Unless the percentage-of-completion or completed contract method applies, revenues from contracts that contain customer acceptance provisions are deferred until customer acceptance occurs, or the Company has demonstrated the customer-specified objective criteria, or the contractual acceptance period has lapsed.

        Taxes assessed by a governmental authority that are directly imposed on revenue-producing transactions between the Company and its customers, such as sales, use, value-added and some excise taxes are presented on a net basis (excluded from revenues).

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 2—Significant accounting policies (Continued)

Product-related expenses and contract loss provisions

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

Impairment of long-lived assets and accounting for discontinued operations

        Long-lived assets that are held and used are assessed for impairment when events or circumstances indicate that the carrying amount of the asset may not be recoverable. If the asset's net carrying value exceeds the asset's net undiscounted cash flows expected to be generated over its remaining useful life including net proceeds expected from disposition of the asset, if any, the carrying amount of the asset is reduced to its estimated fair value, pursuant to the measurement criteria of Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144). Estimated fair value is determined based on discounted cash flows or appraised values depending on the nature of the assets.

        In accordance with SFAS 144, assets and liabilities that meet certain criteria with respect to the Company's plans for their sale or abandonment are included in assets and liabilities held for sale and in discontinued operations. Depreciation and amortization cease when the assets meet the criteria to be classified as held for sale. Results from discontinued operations are recognized in the period in which they occur. Assets and liabilities classified as held for sale are measured at the lower of carrying amount or fair value, less cost to sell. Assets and liabilities related to discontinued operations that are retained are not reclassified into assets or liabilities held for sale and in discontinued operations in our Consolidated Balance Sheets; future adjustments of such balances are recorded through income (loss) from discontinued operations, net of tax, in the Consolidated Income Statements. In the Consolidated Statements of Cash Flows, the amounts related to businesses with assets and liabilities held for sale and in discontinued operations are not segregated, as permitted by Statement of Financial Accounting Standards No. 95, Statement of Cash Flows.

Goodwill and other intangible assets

        In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, goodwill is tested for impairment annually or more frequently if impairment indicators arise. The Company performs its annual impairment assessment on October 1. A fair value approach is used to identify potential goodwill impairment and, when necessary, measure the amount of impairment. The Company uses a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 2—Significant accounting policies (Continued)

        The cost of acquired intangible assets is amortized using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. The amortization periods typically range from 1 to 10 years. Intangible assets are tested for impairment in accordance with SFAS 144, upon the occurrence of certain triggering events.

Capitalized software costs

        Capitalized costs of software for internal use are accounted for in accordance with Statement of Position No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Costs incurred in the application development stage until the software is substantially complete are capitalized and are amortized on a straight-line basis over the estimated useful life of the software, typically ranging from 3 to 5 years. Capitalized costs of a software product to be sold are accounted for in accordance with Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed. Costs incurred after the software has demonstrated its technological feasibility until the product is available for general release to the customers are capitalized and are amortized on a straight-line basis over the estimated life of the product. The Company periodically performs an evaluation to determine that the unamortized cost of software to be sold does not exceed the net realizable value.

Property, plant and equipment

        Property, plant and equipment is stated at cost, less accumulated depreciation and is depreciated using the straight-line method. The estimated useful lives of the assets are generally as follows:

  Factories and office buildings: 30 to 40 years

  Other facilities: 15 years

  Machinery and equipment: 3 to 15 years

  Furniture and office equipment: 3 to 8 years

Derivative financial instruments and hedging activities

        The Company uses derivative financial instruments to manage currency, commodity and interest rate exposures, arising from its global operating, financing and investing activities. The Company accounts for its derivative financial instruments in accordance with Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted (SFAS 133).

        Due to the global nature of its operations, the Company is exposed to foreign currency risks in the ordinary course of business. The Company's policies require that its industrial entities economically hedge their foreign currency exposures from binding contracts denominated in foreign currencies, as well as at least fifty percent of the anticipated foreign currency denominated sales volume of standard products and related foreign currency purchases over the next twelve months. Additionally, due to the nature of its products, the Company is exposed to commodity price risks in the ordinary course of business. The Company's policies require that its industrial entities economically hedge their commodity

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 2—Significant accounting policies (Continued)

price risks from binding contracts for the purchase of certain commodities, as well as at least fifty percent of the anticipated purchases of those commodities over the next twelve months.

        To reduce its interest rate and currency exposure arising from its borrowing activities, the Company uses interest rate and currency swaps. Where interest rate swaps are designated as fair value hedges, changes in the fair value of the swaps are recognized in interest and other finance expense, as are the changes in the fair value of the risk component of the underlying debt being hedged. Consequently where such interest rate swaps do not qualify for the short cut method as defined under SFAS 133, any ineffectiveness is included in interest and other finance expense.

        SFAS 133 requires the Company to recognize all derivatives, other than certain derivatives indexed to the Company's own stock, at fair value in the Consolidated Balance Sheets. Derivatives that are not designated as hedging instruments are reported at fair value with derivative gains and losses reported through earnings and classified consistent with the nature of the underlying transaction. If the derivatives are designated as a hedge, depending on the nature of the hedge, changes in the fair value of the derivatives will either be offset against the change in fair value of the hedged item through earnings or recognized in accumulated other comprehensive loss until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings consistent with the classification of the hedged item.

        Forward foreign exchange contracts and foreign exchange swaps are the primary instruments used to manage foreign currency risks. Where these foreign exchange contracts are designated as cash flow hedges under SFAS 133, changes in their fair value are recorded in accumulated other comprehensive loss until the hedged item is recognized in earnings. The Company also enters into forward foreign exchange contracts that serve as economic hedges of existing assets and liabilities and certain forecasted transactions. Where these contracts do not qualify for hedge accounting under SFAS 133, changes in their fair value are reported in earnings, consistent with the classification of the hedged item.

        If an underlying hedged transaction is terminated early, the hedging derivative instrument is treated as if terminated simultaneously, with any gain or loss on termination of the derivative immediately recognized in earnings. Where derivative financial instruments have been designated as hedges of forecasted transactions and such forecasted transactions are no longer probable of occurring, hedge accounting is discontinued and any derivative gain or loss previously included in accumulated other comprehensive loss is reclassified into earnings consistent with the nature of the original forecasted transaction.

        Certain commercial contracts may grant rights to the Company or the counterparties, or contain other provisions that are considered to be derivatives under SFAS 133. Such embedded derivatives are assessed at inception of the contract and depending on their characteristics, accounted for as separate derivative instruments pursuant to SFAS 133.

        Derivatives are classified in the Consolidated Statements of Cash Flows in the same section as the underlying item, primarily within cash flows from operating activities.

Sale-leasebacks

        The Company occasionally enters into transactions accounted for as sale-leasebacks, in which fixed assets, generally real estate and/or equipment, are sold to a third party and then leased for use by the

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 2—Significant accounting policies (Continued)

Company. Under certain circumstances, the necessary criteria to recognize a sale of the assets may not occur and the transaction is reflected as a financing transaction, with the proceeds received from the transaction reflected as a borrowing or deposit liability. When the necessary criteria have been met to recognize a sale, gains or losses on the sale of the assets are generally deferred and amortized over the term of the transaction, except in certain limited instances when a portion of the gain or loss may be recognized upon inception. The lease of the asset is accounted for as either an operating lease or a capital lease, depending upon its specific terms, as required by Statement of Financial Accounting Standards No. 13, Accounting for Leases.

Translation of foreign currencies and foreign exchange transactions

        The functional currency for most of the Company's subsidiaries is the applicable local currency. The translation from the applicable functional currencies into the Company's reporting currency is performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for income statement accounts using average exchange rates prevailing during the year. The resulting translation adjustments are excluded from the determination of earnings and are recognized in accumulated other comprehensive loss until the subsidiary is sold, substantially liquidated or evaluated for impairment in anticipation of disposal.

        Foreign currency exchange gains and losses, such as those resulting from foreign currency denominated receivables or payables, are included in the determination of earnings, except as they relate to intercompany loans that are equity-like in nature with no reasonable expectation of repayment, which are recognized in accumulated other comprehensive loss. Exchange gains and losses recognized in earnings are included in sales, cost of sales, selling, general and administrative expense or interest and other finance expense consistent with the nature of the underlying item.

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

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 2—Significant accounting policies (Continued)

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

        In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 requires applying a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50 percent likely of being realized upon ultimate settlement. The Company adopted FIN 48 effective January 1, 2007. The adoption of FIN 48 led to the reclassification of certain income tax-related liabilities in the Consolidated Balance Sheet, but the adjustment to opening retained earnings was immaterial. As required by FIN 48, prior periods were not restated.

        Expense related to tax penalties is classified in the Consolidated Financial Statements as provision for taxes. Interest is classified in the Consolidated Financial Statements as interest and other finance expense.

Research and development

        Research and development costs are expensed as incurred. Research and development expense included in selling, general and administrative expenses was $1,027 million, $871 million and $758 million in 2008, 2007 and 2006, respectively.

Earnings per share

        Basic earnings (loss) per share is calculated by dividing income (loss) by the weighted-average number of shares outstanding during the year. Diluted earnings (loss) per share is calculated by dividing income (loss) by the weighted-average number of shares outstanding during the year, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise: outstanding written call options, outstanding options and shares granted subject to market and/or vesting conditions under the Company's share-based payment arrangements and, prior to September 2007, shares issuable in relation to outstanding convertible bonds. See further discussion related to earnings per share in Note 20 and further discussion of the potentially dilutive securities in Notes 12 and 18.

Share-based payment arrangements

        The Company has various share-based payment arrangements, which are described more fully in Note 18. Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (SFAS 123R), using the modified-prospective transition method. SFAS 123R requires employee equity awards to be accounted for under

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 2—Significant accounting policies (Continued)

the fair value method. Accordingly, share-based compensation is measured at the grant date, based on the fair value of the award.

Fair value of financial instruments

        The Company uses the fair value measurement principle to record certain of its financial instruments and to determine fair value disclosures. The Company's financial instruments which are recorded at fair value on a recurring basis include foreign currency, commodity and interest rate derivatives and available-for-sale securities.

        The Company adopted the provisions of Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157), effective January 1, 2008, for fair value measurements of its financial assets and financial liabilities. SFAS 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements. SFAS 157 defines fair value as the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date.

        In determining fair value, the Company applies various valuation techniques including market and income approaches. SFAS 157 establishes a three-level hierarchy for inputs used in measuring assets and liabilities recorded at fair value, based on the reliability of those inputs. The Company has categorized its financial instruments measured at fair value within this hierarchy based on whether the inputs to the valuation technique are observable or unobservable. An observable input is based on market data obtained from independent sources, while an unobservable input reflects the Company's assumptions about market data.

  •
  Level 1: Valuation inputs consist of (unadjusted) quoted prices in an active market for identical assets or liabilities (observable quoted prices). Assets and liabilities using Level 1 inputs include exchange-traded equity securities, listed derivatives which are actively traded such as foreign exchange futures and most U.S. government securities.

  •
  Level 2: Valuation inputs consist of other observable inputs such as actively quoted prices for similar assets, quoted prices in inactive markets and inputs other than quoted prices such as interest rate yield curves, credit spreads, or inputs derived from other observable data by interpolation, correlation, regression or other means. Sometimes, the adjustments applied to quoted prices or the inputs used in valuation models may be both observable and unobservable. In these cases, the fair value measurement is classified as Level 2 unless the unobservable portion of the adjustment or the unobservable input to the valuation model is significant in which case the fair value measurement would be classified as Level 3. Assets and liabilities using Level 2 inputs include interest rate swaps, cross-currency swaps and commodity swaps as well as foreign exchange forward contracts and foreign exchange swaps.

  •
  Level 3: Valuation inputs are based on the Company's assumptions of relevant market data (unobservable input).

        Whenever quoted prices involve bid-ask spreads, we ordinarily determine fair values based on mid-market quotes. The only exception is cash-settled call options serving as hedges of the Company's management incentive plan (MIP), for which bid prices are used.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 2—Significant accounting policies (Continued)

        At December 31, 2008, 14 percent of the Company's net assets, or $1,680 million, consisted of financial instruments recorded at fair value on a recurring basis. Approximately 12 percent and 88 percent, respectively of these financial instruments used valuation methodologies based on Level 1 and 2 inputs, respectively to measure fair value. At December 31, 2008, the Company did not use any valuation methodologies based on level 3 inputs to measure the fair value of its financial instruments. The Company's assets and liabilities measured at fair value are described more fully in Note 5.

Contingencies and asset retirement obligations

        The Company is subject to proceedings, litigation or threatened litigation and other claims and inquiries, related to environmental, labor, product, regulatory and other matters and is required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue, often with assistance from both internal and external legal counsel and technical experts. The required amount of a provision for a contingency of any type may change in the future due to new developments in the particular matter, including changes in the approach to its resolution.

        The Company records a provision for its contingent obligations when it is probable that a loss will be incurred and the amount can be reasonably estimated. Any such provision is generally recognized on an undiscounted basis using the Company's best estimate of the amount of loss incurred or at the lower end of an estimated range when a single best estimate is not determinable. In some cases, the Company may be able to recover a portion of the costs relating to these obligations from insurers or other third parties; however, the Company records such amounts only when it is probable that they will be collected.

        The Company provides for anticipated costs for warranties when it recognizes revenues on the related products or contracts. Warranty costs include calculated costs arising from imperfections in design, material and workmanship in the Company's products. The Company makes individual assessments on contracts with risks resulting from order-specific conditions or guarantees and assessments on an overall, statistical basis for similar products sold in larger quantities. There is a risk that actual warranty costs may exceed the amounts provided for, which would result in a deterioration of earnings in the future when these actual costs are determined.

        The Company may have a legal obligation to perform environmental clean-up activities as a result of the normal operation of its business or have other asset retirement obligations in the scope of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (SFAS 143). In some cases, the timing or the method of settlement, or both are conditional upon a future event that may or may not be within the control of the Company, but the underlying obligation itself is unconditional and certain. The Company recognizes a provision for these and other asset retirement obligations when a liability for the retirement or clean-up activity has been incurred and a reasonable estimate of its fair value can be made. These provisions are initially recognized at fair value, and subsequently adjusted for accrued interest and changes in estimates.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 2—Significant accounting policies (Continued)

Pensions and other postretirement benefits

        The Company recognizes an asset for a plan's overfunded status or a liability for a plan's underfunded status in its Consolidated Balance Sheets in accordance with Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R) (SFAS 158). Additionally, the Company measures a plan's assets and obligations that determine its funded status as of the end of the year and recognizes the changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Those changes are reported in accumulated other comprehensive loss and as a separate component of stockholders' equity.

        The Company uses actuarial valuations to determine its pension and postretirement benefit costs and credits. The amounts calculated depend on a variety of key assumptions, including discount rates and expected return on plan assets. The Company is required to consider current market conditions in selecting these assumptions. See Note 17 for further discussion of SFAS 158 and the Company's employee benefit plans.

New accounting pronouncements

        On December 30, 2008, the Financial Accounting Standards Board issued FASB Staff Position Financial Accounting Standards No. 132(R)-1, Employer's Disclosures about Postretirement Benefit Plan Assets (FSP FAS 132R-1). FSP FAS 132R-1 amends Statement of Financial Accounting Standards No. 132 (Revised 2003), Employers' Disclosures about Pensions and Other Postretirement Benefits, to provide guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. The required disclosures include a description of our investment policies and strategies; the fair value of each major category of plan assets; the inputs and valuation techniques used to measure the fair value of plan assets; the effect of fair value measurements using significant unobservable inputs on changes in plan assets; and the significant concentrations of risk within plan assets. FSP FAS 132R-1 does not change the accounting treatment for postretirement benefits plans. FSP FAS 132R-1 is effective for the Company in 2009.

        In March 2008, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities (SFAS 161). SFAS 161 amends and expands the disclosure requirements of SFAS 133 and requires additional qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and credit-risk-related contingent features in derivative agreements. SFAS 161 does not change the accounting treatment for derivative instruments. SFAS 161 will be effective for the Company in 2009. The Statement encourages but does not require disclosures for earlier periods presented for comparative purposes at initial adoption.

        In February 2008, the Financial Accounting Standards Board issued FASB Staff Position Financial Accounting Standard No. 157-2, Effective date of FASB Statement No. 157 (FSP FAS 157-2), which delays the effective date of SFAS 157 for all nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FSP FAS 157-2 delays the effective date of SFAS 157 for certain items until January 1, 2009. The major categories of assets and liabilities that are recognized or disclosed at fair value for which the Company

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 2—Significant accounting policies (Continued)

has not yet applied the provisions of SFAS 157 comprise asset retirement obligations within the scope of SFAS 143, guarantees within the scope of Financial Accounting Standards Board Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees and impaired tangible assets or intangible assets, including goodwill. The Company does not believe that FSP FAS 157-2 will have a material impact on its Consolidated Financial Statements.

        In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 (SFAS 160). SFAS 160 changes the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS 160 will be applied prospectively upon adoption in 2009, with the exception of the presentation and disclosure requirements which will be made on a retrospective basis, to all noncontrolling interests. After adoption, noncontrolling interests of $612 million and $592 million in 2008 and 2007, respectively, will be classified as a part of stockholders' equity. Income attributable to noncontrolling interests of $260 million, and $244 million in 2008 and 2007, respectively, will be included in net income, although such income will continue to be deducted to calculate earnings per share. Future purchases and sales of noncontrolling interests will be reported in equity.

        In December 2007, the Financial Accounting Standards Board issued revised Statement of Financial Accounting Standards No. 141, Business Combinations (SFAS 141R). Under SFAS 141R an entity is required to recognize the assets acquired, liabilities assumed, contractual contingencies and contingent consideration at their fair value on the acquisition date. It further requires that acquisition-related costs are recognized separately from the acquisition and expensed as incurred, restructuring costs generally are expensed in periods subsequent to the acquisition date. Further SFAS 141R requires that changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period impact income tax expense in periods subsequent to the acquisition date. In addition, acquired in-process research and development is capitalized as an intangible asset and amortized over its estimated useful life. The adoption of SFAS 141R will change the Company's accounting treatment for business combinations on a prospective basis beginning in 2009.

        In May 2008, the Financial Accounting Standards Board issued FASB Staff Position on APB 14-a Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (including Partial Cash Settlement) (FSP APB 14-a). FSP APB 14-a requires the issuer to separately account for the liability and equity components of the convertible instrument in a manner that reflects the issuer's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. FSP APB 14-a requires bifurcation of a component of the debt, classification of that component in equity, and then accretion of the resulting discount on the debt as part of interest expense being reflected in the income statement. As of December 31, 2008 and 2007, the Company did not have any debt instruments outstanding which contained the features outlined in this guidance. However, in 2009, the Company will be required to implement the guidance on a retroactive basis to 2007 as it relates to the CHF 1 billion convertible bonds converted in 2007, resulting in a cumulative effect adjustment to stockholders' equity as of January 1, 2007 and the recording in the Company's Consolidated Income Statement in 2007 of a gain (loss) on conversion of the bonds. The Company is currently quantifying the impact from the implementation FSP APB 14-a.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 3—Acquisitions, divestments and discontinued operations

Acquisitions

        During 2008, 2007 and 2006, the Company invested $653 million, $54 million and $3 million, in 12, 14 and 11 new businesses, joint ventures or affiliated companies, respectively. Acquisitions of controlling interests have been accounted for under the purchase method and have been included in the Company's Consolidated Financial Statements since the date of acquisition. The aggregate excess of the purchase price over the fair value of net assets acquired totaled $456 million, $23 million and $2 million in 2008, 2007 and 2006, respectively, and was recorded as goodwill. The Company has not presented the pro forma results of operations of the acquired businesses as the results are not material to the Consolidated Financial Statements.

        On August 25, 2008, the Company completed the acquisition of the U.S. transformer company Kuhlman Electric Corporation (Kuhlman). Kuhlman manufactures a wide range of transformers for the industrial and electric utility sectors and was integrated into the Company's Power Products division. The preliminary purchase price, including assumed debt, amounted to $520 million (including $5 million cash acquired). Based on the preliminary purchase price allocation, $114 million was allocated to intangible assets subject to amortization and $400 million to goodwill. Of the $114 million intangible assets, $63 million related to customer relationships with a weighted average useful life of 6 years, $20 million related to order backlog with a useful life of less than 1 year, $16 million related to trademarks and tradenames with a weighted average useful life of 10 years and $15 million related to technology with a weighted average useful life of 4 years. The Company is in final negotiations with the seller on remaining closing adjustments and therefore has not yet finalized the purchase price allocation however completion is expected by the middle of 2009.

Divestments

        In addition to the sold businesses described under discontinued operations below, the Company has divested businesses and investments not considered by management to be aligned with its focus on power and automation technologies as described in Note 1. Since these divestments did not meet the requirements of SFAS 144 for classification as discontinued operations, the results of operations of these divested businesses are included in the Company's Consolidated Income Statements in the respective line items of income from continuing operations, through the date of divestment.

        In May 2007, the Company completed the sale of its 50 percent stake in Jorf Lasfar Energy Company S.C.A. (Jorf Lasfar), a power plant based in Morocco and its 50 percent stake in S.T.CMS Electric Company Private Limited (Neyveli), a power plant in India, to Taqa, the Abu Dhabi National Energy Company. The Company's share of the pre-tax earnings of Jorf Lasfar was $21 million and $67 million for the years ended December 31, 2007 and 2006, respectively. The Company's share of the pre-tax earnings of Neyveli for the years ended December 31, 2007 and 2006 was $4 million and $9 million, respectively. The sale of these investments resulted in a gain of approximately $38 million, which was included in continuing operations and was part of the Company's Corporate and Other division. During 2008, the Company recorded an additional gain of $16 million related to the favorable outcome on an outstanding tax case.

        During 2008, 2007 and 2006, the Company sold several operating units and investments, excluding the divestments disclosed above or below in discontinued operations, for total proceeds of $27 million, $27 million and $9 million, respectively, and recognized net gains on disposal of $24 million,

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 3—Acquisitions, divestments and discontinued operations (Continued)

$11 million and $3 million, respectively, which are included in other income (expense), net. Revenues and income from these businesses and investments were not significant in 2008, 2007 or 2006.

Discontinued operations

        The Company's Consolidated Financial Statements were impacted by activities related to the divestment of a number of businesses. The following completed disposals met the SFAS 144 criteria for presentation as held for sale and/or in discontinued operations in the reporting periods. The revenue and operating results of the divested business, discussed below, during the year of disposition reflects the results through the date of disposition.

Transformer business in South Africa

        During 2008, the Company sold its 50 percent stake in the shares of ABB Powertech Transformers, located in South Africa, to Powertech, a wholly-owned subsidiary of the Altron Group at a gain of $11 million. This business was part of the Company's Power Products division prior to being reclassified to discontinued operations. The transformer business in South Africa had revenues of $29 million, $167 million and $146 million for the years ended December 31, 2008, 2007 and 2006, respectively. Income for 2008, 2007 and 2006 was $2 million, $15 million and $16 million, respectively, recorded in income (loss) from discontinued operations, net of tax.

Downstream oil and gas business

        During the first quarter of 2007, the Company reclassified its downstream oil and gas business, Lummus Global (Lummus), to discontinued operations based on management's decision to sell that business. This business was part of the Company's Corporate and Other division prior to being reclassified to discontinued operations. In November 2007, the Company completed the sale of Lummus to Chicago Bridge & Iron (CB&I) and received net cash proceeds of approximately $810 million. The sale triggered an accelerated payment of $204 million by the Company to the CE Asbestos PI Trust, a trust set up to cover asbestos liabilities of Combustion Engineering. The payment to the trust was executed on November 14, 2007. The Company retained certain liabilities including those for potential fines and penalties connected with suspect payments made prior to completion of the sale (see Note 15).

        The Lummus business had revenues of $870 million and $985 million for the years ended December 31, 2007 and 2006, respectively. Income recorded for 2007 and 2006 was $9 million in each year, recorded in income (loss) from discontinued operations, net of tax. In addition, the Company recorded a gain on the sale of Lummus of $530 million in income (loss) from discontinued operations, net of tax. In 2008, the Company recorded certain adjustments that reduced the gain on sale by $5 million.

Building Systems business in Germany

        In April 2007, the Company completed the sale of its Building Systems business in Germany to the WISAG Group. This business was part of the Company's Corporate and Other division prior to being reclassified to discontinued operations. The business had revenues of $47 million and $286 million for the years ended December 31, 2007 and 2006, respectively. Losses for 2007 and 2006 were $2 million

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 3—Acquisitions, divestments and discontinued operations (Continued)

and $65 million, respectively, recorded in income (loss) from discontinued operations, net of tax. Of the loss reported for 2006, $67 million was an impairment charge based upon the proceeds which were expected from the sale of the business.

Power Lines business

        In February 2007, the Company sold its Power Lines businesses in Brazil and Mexico for a sales price of $20 million and no gain or loss. These businesses had revenues of $39 million and $80 million and losses of $3 million and $4 million for the years ended December 31, 2007 and 2006, respectively, which was recorded in income (loss) from discontinued operations, net of tax.

        In 2006, the Company disposed of its Power Lines businesses in Venezuela and South Africa. These businesses had revenues of $8 million and a loss of $1 million for the year ended December 31, 2006 recorded in income (loss) from discontinued operations, net of tax.

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

Upstream oil and gas business

        In 2006, the Company and the buyer of the upstream oil and gas business entered into an agreement to settle certain items which were disputed by the buyer after the closing of the transaction in 2004. In 2007 and 2006, the Company recorded income in connection with the release of certain provisions, amounting to approximately $21 million and $15 million, respectively, in income (loss) from discontinued operations, net of tax, related to the divestment.

Other

        In addition, the Company also reflected certain other operations as held for sale and in discontinued operations, as appropriate.

        Income (loss) from discontinued operations, net of tax, also included costs related to the Company's asbestos obligations of approximately $31 million, $0 million and $70 million for the years ended December 31, 2008, 2007 and 2006, respectively, (see Note 15).

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 3—Acquisitions, divestments and discontinued operations (Continued)

        Operating results of the Company's discontinued operations are summarized as follows:

	Year ended December 31,
	2008	2007	2006
	($ in millions)
Revenues	32	1,123	1,602
Costs and expenses, finance loss	(82)	(1,047)	(1,668)

Operating income (loss) before taxes	(50)	76	(66)
Tax (expense) benefit	20	(20)	7

Operating income (loss) from discontinued operations	(30)	56	(59)
Gain (loss) from dispositions, net of tax	9	530	(83)

Income (loss) from discontinued operations, net of tax	(21)	586	(142)

        At December 31, 2008, there were no amounts included in assets and liabilities held for sale and in discontinued operations. At December 31, 2007, the amounts included in assets and liabilities held for sale and in discontinued operations primarily consisted of cash and equivalents, marketable securities, short-term investments, receivables, inventories, accounts payable and advances from customers. These balances related to the Company's transformer business in South Africa, which was sold in 2008.

Note 4—Cash and equivalents and marketable securities and short-term investments

        At December 31, 2008 and 2007, cash and equivalents and marketable securities and short-term investments consisted of the following:

	December 31, 2008
	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
	($ in millions)
Cash	1,736			1,736	1,736	—
Time deposits	3,674			3,674	3,581	93
Cash-settled call options(1)	63	19	(29)	53	—	53
Securities held-to-maturity:
Corporate commercial papers	532	—	—	532	532	—
Debt securities available-for-sale:
U.S. government obligations	92	8	—	100	—	100
European government obligations	1,397	117	(13)	1,501	550	951
Other government obligations	10	—	(2)	8	—	8
Corporate	132	4	(7)	129	—	129
Other	33	2	—	35	—	35
Equity securities available-for-sale	40	—	(2)	38	—	38

Total	7,709	150	(53)	7,806	6,399	1,407

(1)
Serving as hedges of the Company's MIP (see Note 18).

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 4—Cash and equivalents and marketable securities and short-term investments (Continued)

	December 31, 2007
	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
	($ in millions)
Cash	1,741			1,741	1,741	—
Time deposits	5,798			5,798	2,909	2,889
Cash-settled call options(1)	34	186	—	220	—	220
Debt securities available-for-sale:
U.S. government obligations	86	2	—	88	—	88
European government obligations	20	—	(1)	19	—	19
Other government obligations	13	—	—	13	—	13
Corporate	132	2	(2)	132	—	132
Other	35	—	(1)	34	—	34
Equity securities available-for-sale	58	8	(1)	65	—	65

Total	7,917	198	(5)	8,110	4,650	3,460

(1)
Serving as hedges of the Company's MIP (see Note 18)

        To hedge its exposure to fluctuations in fair value of the Company's warrant appreciation rights (WARs) issued under the Company's MIP, the Company purchases cash-settled call options, which entitle the Company to receive amounts equivalent to its obligations under the outstanding WARs. In accordance with EITF No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock (EITF 00-19) and SFAS 133, the cash-settled call options have been recorded as assets measured at fair value with subsequent changes in fair value recorded in accumulated other comprehensive loss and released to earnings to the extent that they offset the change in fair value of the liability for the WARs. Changes in the fair value of the cash-settled call options included in accumulated other comprehensive loss amounted to $21 million loss at December 31, 2008 and $36 million gain at December 31, 2007.

        At December 31, 2008, contractual maturities of available-for-sale debt securities consisted of the following:

	Cost basis	Fair value
	($ in millions)
Less than one year	1,403	1,507
One to five years	143	147
Six to ten years	86	85
Due after ten years	32	34

Total	1,664	1,773

        Gross realized gains on available-for-sale securities were $1 million, $130 million and $96 million in 2008, 2007 and 2006, respectively. Gross realized losses on available-for-sale securities were not significant in 2008, 2007 or 2006. Such gains and losses were included in interest and other finance expense.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 4—Cash and equivalents and marketable securities and short-term investments (Continued)

        At December 31, 2008, the Company recognized in interest and other finance expense an other-than-temporary impairment of $20 million on its available-for-sale equity securities and adjusted the cost base of these securities accordingly.

        At December 31, 2008, the gross unrealized losses on those available-for-sale securities that have been in a continuous unrealized loss position were as follows:

	Less than 12 months		12 months or more
	Unrealized losses	Fair value	Unrealized losses	Fair value
	($ in millions)
Debt securities:
European government obligations	(13)	247	—	—
Other government obligations	—	—	(2)	3
Corporate	(2)	26	(5)	37

Total securities in a continuous unrealized loss position	(15)	273	(7)	40

        Although fair values of certain of the Company's debt securities have declined as of December 31, 2008, the Company still expects to collect all principal and interest amounts due according to the contractual terms of the investment. The Company has the ability and intent to hold those investments until a recovery of fair value, which may be maturity, and therefore does not consider those investments to be other-than-temporarily impaired at December 31, 2008.

        At December 31, 2007, the gross unrealized losses on those available-for-sale securities that have been in a continuous unrealized loss position were not significant.

        During 2008, the Company changed its intent and sold an individual security (with an amortized cost of $50 million at the time of sale) that had been classified upon purchase as held-to-maturity. The sale took place based on evidence of a significant deterioration in the issuer's creditworthiness. The Company recorded an insignificant gain on the sale.

        At December 31, 2008 and 2007, the Company pledged $62 million and $65 million, respectively, of marketable securities as collateral for issued letters of credit and other security arrangements.

Note 5—Financial instruments

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

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 5—Financial instruments (Continued)

        The amount of derivative financial instrument gains or losses, net of tax reclassified from accumulated other comprehensive loss to earnings was a net gain of $49 million, $79 million and $95 million in 2008, 2007 and 2006, respectively.

        At December 31, 2008, accumulated other comprehensive loss included $161 million of unrealized losses on cash flow hedge derivatives. Of this amount $21 million losses related to cash-settled call options purchased to hedge the Company's exposure to fluctuations in the fair value of outstanding WARs under the MIP. Of the $161 million of unrealized losses, $140 million is expected to be reclassified to earnings in 2009 and $21 million is expected to be reclassified to earnings in 2010 through 2011.

        During 2008 and 2007, a net gain of $6 million and a net loss of $2 million, respectively, was reclassified into earnings as a result of the discontinuance of cash flow hedge accounting because it became probable that the originally forecasted transactions would not occur. A net loss of $4 million and $2 million in 2008 and 2007, respectively, was included in earnings due to ineffectiveness.

Fair value hedges

        To reduce its interest rate and foreign currency exposures arising primarily from its borrowing activities, the Company uses interest rate and cross-currency swaps. Where such instruments are designated as fair value hedges, the changes in fair value of these instruments, as well as the changes in fair value of the risk component of the underlying debt being hedged, are recorded as offsetting gains and losses in interest and other finance expense. The hedge ineffectiveness in 2008, 2007 and 2006, resulted in a (loss) gain of ($3) million, $0 million and $3 million, respectively, included in earnings.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 5—Financial instruments (Continued)

Disclosure about financial instruments carried at fair value:

        The following table shows the fair value of financial assets and liabilities measured at fair value on a recurring basis:

	December 31, 2008				December 31, 2007
	Level 1	Level 2	Level 3	Total fair value	Fair value
	($ in millions)				($ in millions)
Assets
Available-for-sale securities in cash and equivalents	—	550	—	550	—
Available-for-sale securities in marketable securities and short-term investments	202	1,059	—	1,261	351
Cash-settled call options(1)	—	53	—	53	220
Derivative assets—current	5	597	—	602	295
Derivative assets—non-current	—	190	—	190	83
Liabilities
Derivative liabilities—current	(7)	(789)	—	(796)	(243)
Derivative liabilities—non-current	—	(180)	—	(180)	(162)

Net assets and liabilities measured at fair value	200	1,480	—	1,680	544

(1)
serving as hedges of the Company's MIP (see Note 18)

        The Company uses the following methods and assumptions in estimating fair values of assets and liabilities measured at fair value on a recurring basis:

Cash and equivalents, marketable securities and short-term investments

        Cash and equivalents include available-for-sale marketable securities, such as treasury bills, which are measured at fair value as well as held-to-maturity marketable securities, such as commercial papers, which are carried at amortized cost and disclosed at fair value. If quoted market prices in active markets for identical assets or liabilities are available, these are considered Level 1 inputs.

        If such quoted market prices are not available, fair value is determined based on net asset value (NAV) or using present value techniques and applying an appropriate risk-free interest rate adjusted for nonperformance risk. The inputs used in present value techniques are observable for these instruments and fall into the Level 2 category.

        Marketable securities and short-term investments include cash-settled call options serving as hedges of the Company's MIP and treasury bills and other marketable securities, such as fund investments.

        Cash-settled call options and marketable securities classified as available-for-sale are re-measured at fair value on a recurring basis based on quoted bid and mid-market prices, respectively.

        In addition, for fund investments the NAV is generally used as the basis for fair value measurement. Where NAV quotes are available with sufficient frequency and are supported by sufficient trading activity, the NAV constitutes a Level 1 input. For publicly traded closed-end funds

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 5—Financial instruments (Continued)

with listed shares traded on secondary markets with sufficient frequency, the quote for the fund's listed shares is the basis for measuring fair value and is considered Level 2, unless significant adjustments based on unobservable inputs are required.

Derivative instruments

        The fair values of derivative instruments are determined using quoted prices if available. If quoted prices are not available price quotes for similar instruments, appropriately adjusted, were used, or a discounted cash flow methodology based on available market data or option pricing models. The fair values obtained using price quotes for similar instruments or valuation techniques represent a Level 2 input unless significant unobservable inputs are used.

        Although the Company is party to some master netting arrangements, the fair values of the Company's derivative instruments are reported on a gross basis in the Consolidated Balance Sheets. Current derivative assets are recorded in other current assets and non-current derivative assets are recorded in other non-current assets. Current derivative liabilities are recorded in provisions and other and non-current derivative liabilities are recorded in other liabilities.

Disclosure about financial instruments carried on a cost basis:

Cash and equivalents, receivables, accounts payable, short-term debt and current maturities of long-term debt

        The carrying amounts approximate the fair values as the items are short-term in nature.

Marketable securities and short-term investments

        The carrying amounts of short-term investments, including time deposits, approximate their fair values.

Financing receivables and loans (non-current portion)

        Financing receivables and loans are carried at amortized cost, less an allowance for credit losses, if required. Fair values are determined using a discounted cash flow methodology based upon loan rates of similar instruments and reflecting appropriate adjustments for non-performance risk.

        The carrying values and estimated fair values of long-term loans granted at December 31, 2008, were $99 million and $99 million, respectively and at December 31, 2007, were $104 million and $102 million, respectively.

Long-term debt (non-current portion)

        Fair values of public bond issues are based on quoted market prices. The fair values of other debt are based on the present value of future cash flows, discounted at estimated borrowing rates for similar debt instruments, or in the case of private placement bond or note issuances, using the relevant borrowing rates derived from interest rate swap curves. The carrying values and estimated fair values of long-term debt at December 31, 2008, were $2,009 million and $2,014 million, respectively and at December 31, 2007, were $2,138 million and $2,300 million, respectively.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 6—Receivables, net

        Receivables, net consisted of the following:

	December 31,
	2008	2007
	($ in millions)
Trade receivables	7,028	6,734
Other receivables	604	602
Allowance	(232)	(224)

	7,400	7,112
Unbilled receivables, net:
Costs and estimated profits in excess of billings	2,638	3,370
Advance payments consumed	(793)	(1,900)

	1,845	1,470

Total	9,245	8,582

        Trade receivables include contractual retention amounts billed to customers of $262 million and $250 million at December 31, 2008 and 2007, respectively. Management expects that the majority of related contracts will be completed and the majority of the billed amounts retained by the customer will be collected within one year of the respective balance sheet date. Other receivables consisted of value added tax, claims, rental deposits and other non-trade receivables.

        Costs and estimated profits in excess of billings represent revenues earned and recognized for contracts under the percentage of completion or completed contract method of accounting. Management expects that the majority of the amounts will be collected within one year of the respective balance sheet date.

        The reconciliation of changes in the allowance for doubtful accounts is as follows:

	December 31,
	2008	2007	2006
	($ in millions)
Balance at the beginning of the year	224	174	192
Additions	126	130	75
Deductions	(106)	(143)	(71)
Exchange rate differences	(12)	63	(22)

Balance at the end of the year	232	224	174

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 7—Inventories, net

        Inventories, net, consisted of the following:

	December 31,
	2008	2007
	($ in millions)
Raw materials	1,934	1,879
Work in process	2,106	2,240
Finished goods	1,340	981
Advances to suppliers	350	240

	5,730	5,340
Advance payments consumed	(424)	(477)

Total	5,306	4,863

        Work in process contains inventoried costs relating to long-term contracts of $366 million and $356 million at December 31, 2008 and 2007, respectively. Advance payments consumed relate to contractual advances received from customers on work in process.

Note 8—Financing receivables, net

        Financing receivables, net consisted of the following:

	December 31,
	2008	2007
	($ in millions)
Loans receivable	99	104
Pledged financial assets	298	298
Other	48	85

Total	445	487

        Loans receivable primarily represent financing arrangements provided to customers related to products manufactured by the Company. Loans receivable are reported in the balance sheet at outstanding principal amount less any write-offs or allowance for uncollectible loans. The Company determines the loan losses based on historical experience and ongoing credit evaluation of the borrower's financial position.

        The Company entered into tax-advantaged leasing transactions with U.S. investors prior to 1999. The prepaid rents relating to these transactions are reflected as pledged financial assets, with an offsetting non-current deposit liability, which is included in other liabilities (see Note 13). Net gains on these transactions are being recognized over the lease terms, which expire by 2021.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 9—Property, plant and equipment, net

        Property, plant and equipment, net, consisted of the following:

	December 31,
	2008	2007
	($ in millions)
Land and buildings	2,817	2,789
Machinery and equipment	5,345	5,500
Construction in progress	534	285

	8,696	8,574
Accumulated depreciation	(5,134)	(5,328)

Total	3,562	3,246

        In 2008, 2007 and 2006, depreciation expense including amortization of capital leases was $506 million, $437 million and $399 million, respectively. At December 31, 2008 and 2007, capital leases represented $63 million and $71 million of land and buildings and $48 million and $53 million of machinery and equipment. Total accumulated depreciation associated with assets under capital leases was $56 million and $58 million at December 31, 2008 and 2007, respectively.

Note 10—Goodwill and other intangible assets

        The changes in the carrying amount of goodwill for the year ended December 31, 2008 and 2007 were as follows:

	Power Products	Power Systems	Automation Products	Process Automation	Robotics	Corporate and Other	Total
	($ in millions)
Balance at January 1, 2007	129	434	723	947	108	28	2,369
Goodwill acquired during the year	21	—	2	—	—	—	23
Impairment losses	—	—	—	—	—	(7)	(7)
Other	—	(11)	(9)	(52)	—	—	(72)
Exchange rate differences	8	5	56	25	10	4	108

Balance at December 31, 2007	158	428	772	920	118	25	2,421
Goodwill acquired during the year	406	—	11	39	—	—	456
Other	—	(2)	—	—	1	—	(1)
Exchange rate differences	(10)	(6)	(27)	(11)	(4)	(1)	(59)

Balance at December 31, 2008	554	420	756	948	115	24	2,817

        Amounts in the line item other in 2007 principally relate to goodwill adjustments in connection with the release of valuation allowances related to deferred tax assets of acquired entities. These valuation allowances were initially recorded when the businesses were acquired.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 10—Goodwill and other intangible assets (Continued)

        Intangible assets other than goodwill consisted of the following:

	December 31, 2008			December 31, 2007
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
	($ in millions)			($ in millions)
Capitalized software for internal use	564	(369)	195	557	(438)	119
Capitalized software for sale	377	(316)	61	402	(311)	91
Other	255	(100)	155	495	(435)	60

Total	1,196	(785)	411	1,454	(1,184)	270

        For the years ended December 31, 2008 and 2007, the Company capitalized intangible assets of $135 million and $89 million, respectively. Of these amounts $130 million, $2 million and $3 million related to software for internal use, software for sale and other, respectively in 2008 and $80 million, $5 million and $4 million related to software for internal use, software for sale and other, respectively in 2007.

        Additionally, during 2008, the Company capitalized $176 million in other related to business combinations with a weighted average useful life of approximately 6 years (see Note 3).

        Amortization expense of capitalized software for internal use for 2008, 2007 and 2006, recorded in selling, general and administrative expenses, amounted to $54 million, $40 million and $39 million, respectively. Amortization expense of capitalized software for sale for 2008, 2007 and 2006, recorded in cost of sales, amounted to $40 million, $40 million and $51 million, respectively. Amortization expense of other for 2008, 2007 and 2006, recorded in other income (expense), net, amounted to $61 million, $45 million and $44 million, respectively.

        The Company recorded insignificant impairment charges to intangible assets in 2008, 2007 and 2006. These charges are included in other income (expense), net, in the Consolidated Income Statements.

        Other primarily includes intangibles created through business combinations, such as trademarks, customer relationships, technology and patents.

        At December 31, 2008, amortization expense of intangible assets other than goodwill is estimated to be as follows:

($ in millions)
2009	136
2010	94
2011	78
2012	47
2013	32
Thereafter	24

Total	411

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 11—Investments in equity method accounted companies

        The Company recorded pre-tax earnings of investees accounted for under the equity method of accounting of $15 million, $36 million and $83 million in 2008, 2007 and 2006, respectively, in other income (expense), net. The income tax expense related to those earnings was ($4) million, ($11) million and ($22) million, respectively. The investment balance of these investees amounted to $68 million and $63 million at December 31, 2008 and 2007, respectively.

        At December 31, 2008, the principal investments accounted for using the equity method of accounting were two VIEs that were established as consortia to develop and operate power plants. At December 31, 2008 and 2007, the Company maintained a combined equity and financing interest in these VIEs of approximately $84 million and $82 million, respectively of which approximately $56 million in each year was recognized as financing receivables. The Company's total interest in the VIEs is in the form of equity and subordinated debt. The Company determined that it is not the primary beneficiary of these VIEs as defined by Financial Accounting Standards Board Interpretation No. 46R Consolidation of Variable Interest Entities (revised 2003)—an interpretation of ARB No. 51 by determining that the Company's total equity and financing interest in the VIEs is less than the total equity and financing interest of certain other parties involved in the VIEs and consequently these entities have not been consolidated.

        The Company's involvement with these VIEs began in 1995 and 1998 at the dates of inception of the VIEs. The purpose of the VIEs is to contract the engineering, procurement, commissioning and financing of the power plants and to operate the plants using intermediaries once construction has been completed. As of and for the years ended December 31, 2008 and 2007, these VIEs reported combined total revenues of $103 million and $133 million, respectively, and earnings before interest and taxes of $18 million and $32 million, respectively. The maximum exposure to loss as a result of involvement with the VIEs is limited to the Company's combined equity and financing interests.

        In 2007 and 2006, the principal company in addition to the investments disclosed above accounted for using the equity method of accounting was Jorf Lasfar. The Company sold its 50 percent stake in Jorf Lasfar, as well as its 50 percent stake in Neyveli, a power plant in India, in May 2007 (see Note 3). The Company's share of earnings related to Jorf Lasfar was $21 million and $67 million for the years ended December 31, 2007 and 2006, respectively. At December 31, 2007, the pre-tax earnings of investees accounted for under the equity method of accounting included a gain of approximately $38 million on the sale of the Company's investments in Jorf Lasfar and Neyveli. This gain was offset by an impairment charge of $42 million in respect of one of the Company's equity investments, which it intends to divest, as the anticipated market value was less than its book value. During 2008, the Company recorded adjustments to this gain of $16 million related to a favorable outcome on an outstanding tax case. These equity investments were included in the Company's Corporate and Other division.

Note 12—Debt

        The Company's total debt at December 31, 2008 and 2007 amounted to $2,363 million and $2,674 million, respectively.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 12—Debt (Continued)

Short-term debt and current maturities of long-term debt

        The Company's short-term debt and current maturities of long-term debt consisted of the following:

	December 31,
	2008	2007
	($ in millions)
Short-term debt (weighted-average interest rate of 12.6% and 8.6%)	159	129
Current maturities of long-term debt (weighted-average nominal interest rate of 4.5% and 4.4%)	195	407

Total	354	536

        Short-term debt primarily represents short-term loans from various banks.

        At December 31, 2008 and 2007, the Company had in place three commercial paper programs: a $1 billion commercial paper program for the private placement of U.S. dollar-denominated commercial paper in the United States; a $1 billion Euro-commercial paper program for the issuance of commercial paper in a variety of currencies and a 5 billion Swedish krona commercial paper program for the issuance of Swedish krona- and euro-denominated commercial paper. No amounts were outstanding under any of these programs at December 31, 2008 and 2007.

        In addition, the Company had in place a $2 billion multicurrency revolving credit facility, maturing 2010. Interest costs on drawings under the facility are LIBOR, STIBOR or EURIBOR (depending on the currency of the drawings) plus a margin of 0.175%, while commitment fees (payable on the unused portion of the facility) amount to 0.0525%, and utilization fees (payable on drawings greater than half of the facility) amount to 0.05%. No amount was drawn under the facility at December 31, 2008 and 2007. The facility contains cross-default clauses whereby an event of default would occur if the Company were to default on indebtedness as defined in the facility, at or above a specified threshold.

Long-term debt

        The Company utilizes a variety of derivative instruments to modify the characteristics of its long-term debt. The Company uses interest rate swaps to effectively convert certain fixed-rate long-term debt into floating rate obligations. For certain non-U.S. dollar denominated debt, the Company utilizes cross-currency swaps to effectively convert the debt into a U.S. dollar obligation. As required by SFAS 133, the carrying value of debt, designated as being hedged by fair value hedges, is adjusted for changes in the fair value of the risk component of the debt being hedged.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 12—Debt (Continued)

        The following table summarizes the Company's long-term debt considering the effect of interest rate and currency swaps. Consequently, a fixed-rate debt subject to a fixed-to-floating interest rate swap is included as a floating rate debt in the table below:

	December 31, 2008			December 31, 2007
	($ in millions, except % data)			($ in millions, except % data)
	Balance	Nominal rate	Effective rate	Balance	Nominal rate	Effective rate
Floating rate	2,124	5.7%	5.8%	2,398	5.8%	6.8%
Fixed rate	80	4.8%	4.8%	147	2.4%	6.4%

	2,204			2,545
Current portion of long-term debt	(195)	4.5%	3.5%	(407)	4.4%	6.1%

Total	2,009			2,138

        At December 31, 2008, maturities of long-term debt were as follows:

($ in millions)
Due in 2009	195
Due in 2010	25
Due in 2011	929
Due in 2012	8
Due in 2013	947
Thereafter	100

Total	2,204

        Details of the Company's outstanding bonds are as follows:

	December 31, 2008			December 31, 2007
		Nominal outstanding	Carrying value(1)		Nominal outstanding	Carrying value(1)
	(in millions)				(in millions)
Public bonds:
9.5% EUR Instruments, due 2008	EUR	—	$—	EUR	77	$113
10% GBP Instruments, due 2009	GBP	20	30	GBP	20	40
3.75% CHF Bonds, due 2009	CHF	108	102	CHF	108	94
6.5% EUR Instruments, due 2011	EUR	650	915	EUR	650	910
4.625% EUR Instruments, due 2013	EUR	700	941	EUR	700	912
Private placements			33			207

Total outstanding bonds			$2,021			$2,276

(1)
USD carrying value is net of bond discounts and includes adjustments for fair value hedge accounting, where appropriate.

        All of the public bonds outstanding at December 31, 2008 and 2007, in the table above have been swapped into floating rate obligations through the use of interest rate or cross-currency swaps and consequently are shown as floating rate debt in the table of long-term debt above.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 12—Debt (Continued)

        The 10% GBP Instruments, due 2009, contain certain clauses linking the interest paid on the bonds to the credit rating assigned to the bonds. If the rating assigned to these bonds by both Moody's and Standard & Poor's remains at or above Baa3 and BBB-, respectively, then the interest rate on the bonds remains at the level at issuance, that is 10 percent. In line with the Company's policy of reducing its interest and currency exposure, a cross-currency swap has been used to modify the characteristics of the 10% GBP Instruments, due 2009. After considering the impact of the cross-currency swaps, the 10% GBP Instruments, due 2009, effectively became a floating rate U.S. dollar obligation.

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

        The Company has entered into interest rate swaps to hedge its interest obligations on the 3.75% CHF bonds, due 2009 and the 6.5% EUR Instruments, due 2011. After considering the impact of these interest rate swaps, the 3.75% CHF Bonds, due 2009, effectively became a floating rate Swiss franc obligation, while the 6.5% EUR Instruments, due 2011, effectively became a floating rate euro obligation.

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

Bond conversions

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

        During 2006, the Company announced an offer to holders of its outstanding 4.625% USD Convertible Bonds, due 2007, that contained certain incentives to induce the bondholders to convert their bonds into the Company's American Depositary Shares (ADSs). As a result of the induced

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 12—Debt (Continued)

conversion and the Company's subsequent call of those bonds whose holders had not accepted the Company's offer to convert, a total of approximately 107 million ADSs were issued to bondholders. In connection with this conversion offer, the Company incurred expenses related to the write-off of unamortized debt issuance costs, inducement payments to bondholders and transaction costs, totaling approximately $55 million, which are included in interest and other finance expense. The impact on equity (capital stock and additional paid-in capital and treasury stock) was an increase of approximately $928 million, after consideration of certain net charges in connection with the share issuance.

Other debt

        In addition to the bonds described above, included in long-term debt at December 31, 2008 and 2007, are lease obligations, bank borrowings of subsidiaries and other long-term debt, none of which is individually significant.

Note 13—Provisions and other and non-current other liabilities

        Provisions and other current liabilities consisted of the following:

	December 31,
	2008	2007
	($ in millions)
Contract related provisions	508	594
Provisions for contractual penalties and compliance and litigation matters	858	197
Derivatives (see Note 5)	796	243
Pension and other employee benefits (see Note 17)	66	73
Taxes payable	582	451
Income tax related liabilities	14	68
WAR liabilities	42	99
Other	601	597

Total	3,467	2,322

        Non-current other liabilities consisted of the following:

	December 31,
	2008	2007
	($ in millions)
Nuclear technology environmental provisions (see Note 15)	241	245
Non-current deposit liabilities (see Note 8)	298	298
Deferred income	89	113
Non-current derivative liabilities (see Note 5)	180	162
WAR liabilities	3	71
Income tax related liabilities	701	556
Other non-current liabilities	390	352

Total	1,902	1,797

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 14—Leases

Lease obligations

        The Company's lease obligations primarily relate to real estate and office equipment. In the normal course of business, management expects most leases to be renewed or replaced by other leases. Rent expense was $458 million, $387 million and $365 million in 2008, 2007 and 2006, respectively. Sublease income received on leased assets by the Company was $42 million, $44 million and $40 million 2008, 2007 and 2006, respectively.

        At December 31, 2008, future net minimum lease payments for operating leases, having initial or remaining non-cancelable lease terms in excess of one year, consisted of the following:

($ in millions)
2009	372
2010	325
2011	268
2012	228
2013	213
Thereafter	551

1,957
Sublease income	(133)

Total	1,824

        At December 31, 2008, the future net minimum lease payments for capital leases and the present value of the net minimum lease payments consisted of the following:

($ in millions)
2009	40
2010	32
2011	20
2012	17
2013	15
Thereafter	125

Total minimum lease payments	249
Less amount representing estimated executory costs included in total minimum lease payments	(5)

Net minimum lease payments	244
Less amount representing interest	(117)

Present value of minimum lease payments	127

        Minimum lease payments have not been reduced by minimum sublease rentals of $4 million due in the future under noncancelable subleases. The present value of minimum lease payments is presented in short-term debt and current maturities of long-term debt or long-term debt in the Consolidated Balance Sheets.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 15—Commitments and contingencies

Contingencies—Environmental

        The Company is engaged in environmental clean-up activities at certain sites arising under various United States and other environmental protection laws and under certain agreements with third parties. In some cases, these environmental remediation actions are subject to legal proceedings, investigations or claims, and it is uncertain to what extent the Company is actually obligated to perform. Provisions for these unresolved matters have been set up if it is probable that the Company has incurred a liability and the amount of loss can be reasonably estimated. If a provision has been recognized for any of these matters the Company records an asset when it is probable that it will recover a portion of the costs expected to be incurred to settle them. Management is of the opinion, based upon information presently available, that the resolution of any such obligation and non-collection of recoverable costs would not have a further material adverse effect on the Company's Consolidated Financial Statements.

Contingencies related to former Nuclear Technology business

        The Company retains liabilities for certain specific environmental remediation costs at two sites in the United States that were operated by its former subsidiary, ABB CE-Nuclear Power Inc., which the Company sold to British Nuclear Fuels PLC (BNFL) in 2000. Pursuant to the sale agreement with BNFL, the Company has retained the environmental liabilities associated with its Combustion Engineering, Inc. subsidiary's Windsor, Connecticut, facility and agreed to reimburse BNFL for a share of the costs that BNFL incurs for environmental liabilities associated with its former Hematite, Missouri, facility. The primary environmental liabilities associated with these sites relate to the costs of remediating radiological and chemical contamination. Such costs are not incurred until a facility is taken out of use and generally are incurred over a number of years. Although it is difficult to predict with accuracy the amount of time it may take to remediate radiological and chemical contamination at the Hematite site, based on information that BNFL has made available, the Company believes that it may take until 2015. With respect to the Windsor site, the Company believes the remediation may take until 2012.

        Under the terms of the sale agreement, BNFL is responsible to have the remediation of the Hematite site performed in a cost efficient manner and pursue recovery of remediation costs from other potentially responsible parties as conditions for obtaining cost sharing contributions from the Company. Westinghouse Electric Company LLC (Westinghouse), BNFL's former subsidiary, now oversees remediation activities at the Hematite site. Westinghouse was acquired during 2006 by a consortium led by Toshiba Corporation, Japan. Westinghouse brought legal action against the former owners/operators of the Hematite site and the U.S. Government under the Comprehensive Environmental Response Compensation and Liability Act to recover past and future remediation costs. The defendants contested Westinghouse's claims. During 2006, an arbitration ruling, related to indemnification of the former owners/operators contained in the Combustion Engineering purchase agreement for the site, was unfavorable to Westinghouse's claims, potentially increasing the Westinghouse costs subject to the cost sharing agreement. Separately, based on the publicly available draft Remedial Investigation Report and Decommissioning Plan prepared by Westinghouse and other site related data, the Company was able to re-estimate its share of the expected total remediation costs for the Hematite site. The unfavorable outcome of the arbitration was largely offset by a lower site

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 15—Commitments and contingencies (Continued)

remediation cost estimate. During 2008 and 2007, Westinghouse's efforts were focused on modifying, finalizing and obtaining regulatory approval of its draft decommissioning plan for the Hematite site.

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

        The Company established a provision of $300 million in income (loss) from discontinued operations in 2000 for its estimated share of the remediation costs for these sites. At December 31, 2008 and 2007, the Company has recorded in non-current other liabilities provisions of $241 million and $245 million, net of payments from inception of $54 million and $50 million, respectively. Expenditures charged against the provision were $4 million, $3 million and $4 million during 2008, 2007 and 2006, respectively. The Company has estimated that during 2009 it will charge expenditures of approximately $27 million to the provision.

Contingencies related to other present and former facilities primarily in north America

        The Company is involved in the remediation of environmental contamination at present or former facilities, primarily in the United States. The clean up of these sites involves primarily soil and groundwater contamination. At December 31, 2008 and 2007, the Company has recorded in current and non-current other liabilities reserves totaling $52 million and $32 million, respectively. The increase for 2008 reflects environmental reserves of an acquired company. Substantially all of the acquired entity's remediation liability is indemnified by a prior owner. Accordingly, an asset equal to this increase in the remediation liability is included in other non-current assets. Charges to earnings, including $1 million, $7 million and $6 million in income (loss) from discontinued operations in 2008, 2007 and 2006, were $4 million, $14 million and $9 million for the years ended December 31, 2008, 2007 and 2006, respectively. Expenditures for the years ended December 31, 2008, 2007 and 2006 were $8 million, $4 million and $4 million, respectively. The Company has estimated that during 2009 expenditures on these projects will be approximately $12 million.

Asbestos obligations

        The Company's Combustion Engineering, Inc. subsidiary (CE) was a co-defendant in a large number of lawsuits claiming damage for personal injury resulting from exposure to asbestos. A smaller number of claims were also brought against the Company's former Lummus subsidiary as well as against other entities of the Company. Separate plans of reorganization for CE and Lummus, as amended, were filed under Chapter 11 of the U.S. Bankruptcy Code. The CE plan of reorganization and the Lummus plan of reorganization (collectively, the Plans) became effective on April 21, 2006 and August 31, 2006, respectively.

        Under the Plans, separate personal injury trusts were created and funded to settle future asbestos related claims against CE and Lummus and on the respective Plan effective dates, channeling injunctions were issued pursuant to Section 524(g) of the U.S. Bankruptcy Code under which all

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 15—Commitments and contingencies (Continued)

present and future asbestos-related personal injury claims filed against the Company and its affiliates and certain other entities that relate to the operations of CE and Lummus are channeled to the CE Asbestos PI Trust or the Lummus Asbestos PI Trust, respectively.

        Funding of the CE Asbestos PI Trust has been made on certain scheduled payment dates. In addition, $204 million was paid to this Trust on November 14, 2007, as required in conjunction with the sale of Lummus which occurred on November 16, 2007. Funding of the Lummus Asbestos PI Trust was completed on May 2, 2007 upon the payment to that Trust of $28 million.

        From time to time, other entities of the Company have been named as defendants in asbestos-related claims. At December 31, 2008 and 2007, there were approximately 7,500 and 9,500, respectively, asbestos-related claims outstanding against ABB entities other than CE and Lummus. ABB entities that are subject to such claims will continue to resolve them in the tort system, or otherwise. The Company generally seeks dismissals from claims where there is no apparent linkage between the plaintiff's claimed exposure and a product of the Company. To date, resolving asbestos-related claims against the Company's entities other than CE and Lummus has not had a material impact on the Company's consolidated financial position, results of operations or cash flows.

        The effect of asbestos obligations on the Company's Consolidated Income Statements was as follows:

	Year ended December 31,
	2008	2007	2006
	($ in millions)
Income (loss) from discontinued operations, net of tax (see Note 3)	(31)	—	(70)

        The effect of asbestos obligations on the Company's Consolidated Statements of Cash Flows was as follows:

	Year ended December 31,
	2008	2007	2006
	($ in millions)
Cash payments to:
CE Asbestos PI Trust	100	354	70
Lummus Asbestos PI Trust	—	28	9
Fees and other costs	—	—	20

	100	382	99

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 15—Commitments and contingencies (Continued)

        The effect of asbestos obligations on the Company's Consolidated Balance Sheets was as follows:

	December 31,
	2008	2007	2006
	($ in millions)
CE Plan (Face value $100 million at December 31, 2007)—current	—	97	146
Other asbestos obligations—current	4	4	4
Asbestos liabilities included in liabilities held for sale and in discontinued operations	—	—	29

Total current liabilities	4	101	179

CE Plan non-current liabilities	50	—	282

Total non-current liabilities	50	—	282

        The asbestos obligations relating to the CE Plan as reflected in the Company's Consolidated Financial Statements were payable pursuant to a non-interest bearing promissory note (the ABB Promissory Note). The Company is also liable on a contingent basis under the ABB Promissory Note for two additional payments of $25 million each. One additional payment of $25 million is payable in 2010 or 2011 if the Company attains an earnings before interest and taxes (EBIT) margin of 9% for 2009 or 14% in 2010. The other additional payment of $25 million is payable in 2011 if the Company attains an EBIT margin of 9.5% in 2010. During 2008, the Company recorded both of these contingent payment obligations as, based on forecasted financial results, it expects to achieve the target EBIT margins in 2009 and 2010. If the Company is found by the U.S. Bankruptcy Court (the Bankruptcy Court) to have defaulted on its payment obligations under the ABB Promissory Note, the CE Asbestos PI Trust may petition the Bankruptcy Court to terminate the CE channeling injunction and the protections afforded by that injunction to the Company and other ABB entities as well as certain other entities, including Alstom SA (Alstom).

Contingencies—Regulatory, Compliance and Legal

Gas Insulated Switchgear business

        In May 2004, the Company announced that it had undertaken an internal investigation which uncovered that certain of its employees together with employees of other companies active in the Gas Insulated Switchgear business were involved in anti-competitive practices. The Company has reported such practices upon identification to the appropriate antitrust authorities, including the European Commission. The European Commission announced its decision on January 24, 2007 and granted ABB full immunity from fines assessed to the Company of euro 215 million under the European Commission's leniency program.

        The Company continues to cooperate with other antitrust authorities in several locations globally, including Brazil, which are investigating anti-competitive practices related to Gas Insulated Switchgear. At this stage of the proceedings, no reliable estimate of the amount of potential fines, if any, can be made.

        In addition, the Company is aware of proceedings issued against it and others in respect of private claims by customers and other third parties alleging harm with regard to the Gas Insulated Switchgear

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 15—Commitments and contingencies (Continued)

cartel cases. However, an informed judgment about the merits of these claims or the amount of potential loss for the Company, if any, resulting from these proceedings cannot be made at this stage and as such the Company has made no provision at December 31, 2008, for any of these cases.

Power Transformers business

        In February 2007, the European Commission conducted dawn raids at the premises of an ABB unit in Bad Honnef, Germany, as part of its investigation into alleged anti-competitive practices of certain manufacturers of power transformers. The German Antitrust Authority (Bundeskartellamt) and other antitrust authorities are also reviewing those alleged practices which relate to the German market and other markets. Management is cooperating fully with the authorities in their investigations. The Company anticipates an unfavorable outcome with respect to these alleged anti-competitive practices and expects that fines will be imposed.

Cables business

        ABB's cables business is under investigation for alleged anti-competitive practices. Management is cooperating fully with the antitrust authorities in their investigations. An informed judgment about the outcome of these investigations or the amount of potential loss for the Company, if any, relating to these investigations cannot be made at this stage.

Suspect payments

        In April 2005, the Company voluntarily disclosed to the United States Department of Justice (DoJ) and the United States Securities and Exchange Commission (SEC) certain suspect payments in its network management unit in the United States. Subsequently, the Company made additional voluntary disclosures to the DoJ and the SEC regarding suspect payments made by other Company subsidiaries in a number of countries in the Middle East, Asia, South America and Europe as well as by its former Lummus business. These payments were discovered by the Company as a result of the Company's internal audit program and compliance reviews. The payments may be in violation of the Foreign Corrupt Practices Act or other applicable laws. The Company is cooperating with the relevant authorities regarding these issues and is continuing its internal investigations and compliance reviews. The Company anticipates an unfavorable outcome with respect to the investigation of these suspect payments and expects that fines will be imposed.

Earnings overstatement in an Italian subsidiary

        In September 2004, the Company restated its Consolidated Financial Statements for all prior periods as a result of earnings overstatements by a business unit of the Company's Power Products division (part of the former Power Technologies division) in Italy. The restatement followed an internal investigation by the Company which revealed that the business unit had overstated earnings before interest and taxes and net income, as well as that certain employees had participated in arranging improper payments to an employee of an Italian power generation company in order to obtain a contract. The Company has reported this matter to the Italian authorities, who have initiated formal criminal proceedings, as well as to the SEC and the DoJ. The Company cannot reasonably predict the outcome of the criminal proceedings or what action, if any, the SEC or the DoJ may take.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 15—Commitments and contingencies (Continued)

General

        In addition, the Company is subject to other various legal proceedings, investigations, and claims that have not yet been resolved. With respect to the above-mentioned regulatory matters and commercial litigation contingencies, the Company will bear the costs of the continuing investigations and any related legal proceedings.

        At December 31, 2008 and 2007, the Company accrued aggregate liabilities of approximately $795 million and $140 million, respectively, included in provisions for contractual penalties and compliance and litigation matters and other non-current liabilities (see Note 13) for the above regulatory, compliance and legal contingencies. As it is not possible to make an informed judgement on the outcome of certain matters and as it is not possible based on information currently available to management to estimate the maximum potential liability on other matters, there could be material adverse outcomes beyond the accrued liabilities.

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

	December 31, 2008		December 31, 2007
	Maximum potential payments	Carrying amount of liabilities	Maximum potential payments	Carrying amount of liabilities
	($ in millions)		($ in millions)
Performance guarantees	413	1	957	9
Financial guarantees	95	—	131	—
Indemnification guarantees	277	2	328	1

Total	785	3	1,416	10

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

        The Company retained obligations for guarantees related to the Power Generation business contributed in mid-1999 to the former ABB Alstom Power NV joint venture (Alstom Power NV). The guarantees primarily consist of performance guarantees, advance payment guarantees and other miscellaneous guarantees under certain contracts such as indemnification for personal injuries and

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 15—Commitments and contingencies (Continued)

property damages, taxes and compliance with labor laws, environmental laws and patents. The guarantees are related to projects which are expected to be completed by 2013 but in some cases have no definite expiration date. In May 2000, the Company sold its interest in Alstom Power NV to Alstom. As a result, Alstom and its subsidiaries have primary responsibility for performing the obligations that are the subject of the guarantees. Further, Alstom, the parent company and Alstom Power NV, have undertaken jointly and severally to fully indemnify and hold harmless the Company against any claims arising under such guarantees. Management's best estimate of the total maximum potential exposure of quantifiable guarantees issued by the Company on behalf of its former Power Generation business was approximately $120 million and $171 million at December 31, 2008 and 2007, respectively. The Company has not experienced any losses related to guarantees issued on behalf of the former Power Generation business.

        The Company retained obligations for guarantees related to the Upstream Oil and Gas business sold in 2004. The guarantees primarily consist of performance guarantees, advance payment guarantees and other miscellaneous guarantees. The guarantees have original maturity dates ranging from one to seven years. The maximum amount payable under the guarantees was approximately $239 million and $393 million at December 31, 2008 and 2007, respectively. The Company has the ability to recover potential payments under these guarantees through certain backstop guarantees. The maximum potential recovery under these backstop guarantees was approximately $16 million at December 31, 2008 and 2007.

        At December 31, 2008, the Company no longer has any retained obligations for performance guarantees related to the Lummus business sold in 2007. At December 31, 2007, the maximum amount payable under these obligations was $301 million. All performance guarantees remaining at year end 2007 were officially released during 2008.

        The Company retained obligations for guarantees related to the Building Systems business in Germany sold in 2007. The guarantees primarily consist of performance guarantees. The guarantees have original maturity dates ranging from one to thirteen years. The maximum amount payable under the guarantees was approximately $54 million and $92 million at December 31, 2008 and 2007, respectively.

Guarantees—financial

        Financial guarantees represent irrevocable assurances that the Company will make payment to a beneficiary in the event that a third party fails to fulfill its financial obligations and the beneficiary under the guarantee incurs a loss due to that failure.

        At December 31, 2008 and 2007, the Company had $95 million and $131 million, respectively, of financial guarantees outstanding. Of those amounts, $22 million and $56 million, respectively, were issued on behalf of companies in which the Company currently has or formerly had an equity interest. The guarantees have various maturity dates. The majority of the durations run to 2013 with the longest expiring in 2021.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 15—Commitments and contingencies (Continued)

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

        The Company delivered to the purchasers of Lummus guarantees related to assets and liabilities divested in 2007. The maximum liability at December 31, 2008 and 2007, of $50 million, relating to this business will reduce over time, pursuant to the sales agreements.

        The Company delivered to the purchasers of its interest in Jorf Lasfar guarantees related to assets and liabilities divested in 2007. The maximum liability at December 31, 2008 and 2007, of $143 million and $189 million, respectively, relating to this business will reduce over time, pursuant to the sales agreements.

        The Company delivered to the purchaser of the Reinsurance business guarantees related to assets and liabilities divested in 2004. The maximum liability at December 31, 2008 and 2007, of approximately $84 million and $89 million, respectively, relating to this business will reduce over time, pursuant to the sales agreement.

        With respect to the sale of Lummus, the Company retained certain liabilities, including for potential fines and penalties connected with suspect payments made prior to completion of the sale. The Company has disclosed these suspect payments to the SEC and DoJ. The Company believes that an unfavorable outcome is likely and has recorded a provision as discussed in more detail in the suspect payment disclosures section above.

Product and order related contingencies

        The Company calculates its provision for product warranties based on historical claims experience and specific review of certain contracts.

        Reconciliation of the provision for warranties, including guarantees of product performance is as follows:

	December 31,
	2008	2007
	($ in millions)
Balance at the beginning of year	1,121	998
Claims paid in cash or in kind	(173)	(243)
Net increase to provision for changes in estimates, warranties issued and warranties expired	203	267
Exchange rate differences	(46)	99

Balance at the end of year	1,105	1,121

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 15—Commitments and contingencies (Continued)

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

        Further, pursuant to the global framework agreement, IBM will receive monthly payments from the Company's subsidiaries in the respective countries related to information systems infrastructure services. Annual costs during 2008, 2007 and 2006 were $285 million, $251 million and $236 million, respectively, reflecting the current level of usage of the services.

Related party transactions

        The Company conducts business with companies where members of the Company's Board of Directors act as directors or board members. This includes the IBM global frame agreement, the Company's banking relationships with Skandinaviska Enskilda Banken AB (Publ) and Dresdner Bank AG and various sales of products and services. The Company's Board of Directors has determined that the Company's business relationships with those companies do not constitute material business relationships. This determination was made in accordance with the Company's related party transaction policy which was prepared based on the Swiss Code of Best Practice and the independence criteria set forth in the corporate governance rules of the New York Stock Exchange.

Note 16—Taxes

Provision for taxes consisted of the following:

	Year ended December 31,
	2008	2007	2006
	($ in millions)
Current taxes on income	1,282	939	564
Deferred taxes	(163)	(344)	122

Tax expense from continuing operations	1,119	595	686
Tax expense (benefit) from discontinued operations	(36)	36	(7)

        The weighted average tax rate results from applying each subsidiary's statutory income tax rate to the income from continuing operations before taxes and minority interest. The Company operates in countries that have differing tax laws and rates. Consequently, the consolidated weighted average

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 16—Taxes (Continued)

effective rate will vary from year to year according to the source of earnings or losses by country and the change in applicable tax rates.

	Year ended December 31,
	2008	2007	2006
	($ in millions, except % data)
Reconciliation of taxes:
Income from continuing operations before taxes and minority interest	4,518	4,010	2,397
Weighted average tax rate	28.1%	29.7%	29.7%

Taxes at weighted average tax rate	1,270	1,189	712
Items taxed at rates other than the weighted average tax rate	3	4	(55)
Changes in valuation allowance	(414)	(698)	(60)
Changes in tax laws and enacted tax rates	(19)	(15)	(3)
Other, net	279	115	92

Tax expense from continuing operations	1,119	595	686

Effective tax rate for the year	24.8%	14.8%	28.6%

        The reconciliation of taxes for 2008, 2007 and 2006 included changes in the valuation allowance recorded in certain jurisdictions in respect of deferred tax assets that were recognized for net operating losses and timing differences incurred in those jurisdictions. The change in valuation allowance was required as the Company determined that it was more likely than not that such deferred tax assets would be realized. In 2008 the change in valuation allowance was predominantly related to the Company's operations in north America with approximately $330 million. In 2007 the change in valuation allowance was predominantly related to the Company's operations in north America with approximately $550 million.

        In 2008, the reconciling item other, net included an expense of approximately $140 million related to a pending tax dispute in north Europe. In addition, other, net included an expense of approximately $100 million relating to costs of previously disclosed investigations by U.S. and European authorities into suspect payments and alleged anti-competitive practices, respectively, that were deducted for financial accounting purposes, but were not tax deductible. The line item also included a reduction of expense of approximately $53 million related to the court decision in north Europe concerning certain sale and leaseback transactions as well as to the favorable outcome related to the interpretation of tax law and double tax treaty agreements by competent tax authorities in north Africa. The line item also included an expense of approximately $50 million relating to items that were deducted for financial accounting purposes, but were not tax deductible such as interest expense, state and local taxes on productive activities, disallowed meals and entertainment expenses and other similar items. Further, other, net included an additional expense of approximately $40 million relating to a net increase in tax accruals. The Company's policy for such accruals is outlined in Note 2.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 16—Taxes (Continued)

        In 2007, the reconciling item other, net included an expense of approximately $35 million related to the interpretation of tax law and double tax treaty agreements by competent tax authorities in north Africa. Further, other, net included an additional expense of approximately $45 million relating to a net increase in tax accruals. The Company's policy for such accruals is outlined in Note 2. In addition, other, net included an expense of approximately $35 million relating to items that were deducted for financial accounting purposes, but were not tax deductible such as interest expense, state and local taxes on productive activities, disallowed meals and entertainment expenses and other similar items.

        In 2006, the reconciling item other, net included an expense of approximately $70 million relating to a net increase in tax accruals. Further, other, net included an expense of approximately $35 million relating to items that were deducted for financial accounting purposes, but were not tax deductible such as interest expense, state and local taxes on productive activities, disallowed meals and entertainment expenses and other similar items.

        Deferred income tax assets and liabilities consisted of the following:

	December 31,
	2008	2007
	($ in millions)
Deferred tax assets:
Pension and other accrued liabilities	988	770
Unused tax losses and credits	1,234	1,443
Inventories	245	180
Other	231	212

Total deferred tax asset	2,698	2,605
Valuation allowance	(488)	(960)

Deferred tax asset, net of valuation allowance	2,210	1,645

Deferred tax liabilities:
Property, plant and equipment	(221)	(220)
Pension and other accrued liabilities	(291)	(221)
Inventories	(170)	(140)
Other	(271)	(197)

Total deferred tax liability	(953)	(778)

Net deferred tax asset	1,257	867

        At December 31, 2008 and 2007, the line item other in total deferred tax asset included approximately $100 million and $90 million, respectively, related to property, plant and equipment.

        Certain entities have deferred tax assets related to net operating loss carry-forwards and other items. Because recognition of these assets did not meet the more likely than not standard, valuation allowances of $488 million and $960 million had been established at December 31, 2008 and 2007, respectively. At December 31, 2008, the line item unused tax losses and credits included approximately $300 million which, due to limitations imposed by the relevant tax law, the Company has determined

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 16—Taxes (Continued)

that it is more likely than not that such deferred tax assets would not be realized. The Company has therefore established a full valuation allowance for this matter.

        At December 31, 2008, net operating loss carry-forwards of $3,440 million and tax credits of $124 million were available to reduce future taxes of certain subsidiaries, of which $2,336 million loss carry-forwards and $95 million tax credits which will expire in varying amounts through 2028. These carry-forwards were predominantly related to the Company's U.S. operations.

        At December 31, 2008 and 2007, the line item other in total deferred tax liability included approximately $100 million and $85 million, respectively, related to the recognition of deferred taxes under APB 23.

        Unrecognized tax benefits consisted of the following:

	Unrecognized tax benefits	Penalties and interest related to unrecognized tax benefits	Total
	($ in millions)
Classification as unrecognized tax items on January 1, 2007	524	107	631
Increase relating to prior year tax positions	101	48	149
Decrease relating to prior year tax positions	(128)	(7)	(135)
Increase relating to current year tax positions	76	2	78
Decrease related to current year tax positions	(4)	—	(4)
Decrease due to settlements with taxing authorities	(30)	(16)	(46)
Decrease as a result of the applicable statute of limitations	(37)	(10)	(47)
Exchange difference average	16	5	21

Balance at December 31, 2007 which would, if recognized, affect the effective tax rate	518	129	647
Net change due to acquisitions and divestments	6	1	7
Increase relating to prior year tax positions	189	75	264
Decrease relating to prior year tax positions	(20)	(1)	(21)
Increase relating to current year tax positions	93	1	94
Decrease related to current year tax positions	(17)	(1)	(18)
Decrease due to settlements with taxing authorities	(127)	(55)	(182)
Decrease as a result of the applicable statute of limitations	(25)	(5)	(30)
Exchange difference average	(19)	(5)	(24)

Balance at December 31, 2008 which would, if recognized, affect the effective tax rate	598	139	737

        In 2008, the reconciling item increase relating to prior year tax positions included an expense of approximately $85 million in taxes and approximately $50 million in penalties and interest relating to a pending tax dispute in north Europe. Further, it included an increase of provision of approximately $33 million in taxes relating to a pending assessment by competent tax authorities in central Europe.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 16—Taxes (Continued)

        In 2008, the reconciling item decrease due to settlements with taxing authorities included the release of provisions of approximately $53 million in taxes and approximately $48 million in penalties and interest relating to court cases in north Europe concerning certain sale and leaseback transactions as well as to the favorable outcome in north Africa relating to the interpretation of tax law and double tax treaty agreements by competent tax authorities. Further, it included the release of provision of approximately $33 million in taxes relating to the favorable outcome of an assessment by competent tax authorities in central Europe.

        In 2007, the reconciling item decrease relating to prior year positions included approximately $100 million related to the outcome of a court decision in north Europe where the Company had claimed in its tax return a divestment loss that had not met the technical merits for recognition under FIN 48 accounting principles. Neither penalty nor interest were due as a result of this court decision.

        The Company expected the resolution of uncertain tax positions related to pending court cases amounting to be approximately $180 million for taxes, penalties and interest within the next twelve months. Otherwise, the Company had not identified any significant changes which were expected to occur reasonably possible within the next twelve months.

        At December 31, 2008, the earliest significant open tax years that remained subject to examination were the following:

Region	Year
Central Europe	2002
Mediterranean	2004
Middle East & Africa	2006
North America	2005
North Asia	2001
North Europe	2003
South America	2004
South Asia	2002

Note 17—Employee benefits

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

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 17—Employee benefits (Continued)

postretirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation. This resulted in a charge to ending accumulated other comprehensive loss at December 31, 2006, of $426 million, net of tax.

Obligations and funded status

        The following tables set forth the change in benefit obligations, the change in plan assets and the funded status recognized in the Consolidated Balance Sheets at December 31, 2008 and 2007, for the Company's benefit plans:

	December 31,		December 31,
	2008	2007	2008	2007
	Pension benefits		Other benefits
	($ in millions)		($ in millions)
Benefit obligation at the beginning of the year	8,884	8,278	215	222
Service cost	204	189	2	1
Interest cost	438	361	13	12
Contributions by plan participants	45	38	—	—
Benefit payments	(525)	(538)	(16)	(12)
Benefit obligations of businesses disposed and acquired	31	(5)	2	—
Actuarial (gain) loss	(619)	(78)	(5)	(11)
Plan amendments and other	(243)	23	(1)	—
Exchange rate differences	(454)	616	(3)	3

Benefit obligation at the end of the year	7,761	8,884	207	215
Fair value of plan assets at the beginning of the year	8,906	8,163	—	—
Actual return on plan assets	(1,053)	370	—	—
Contributions by employer	300	297	16	12
Contributions by plan participants	45	38	—	—
Benefit payments	(525)	(538)	(16)	(12)
Plan assets of businesses disposed and acquired	28	—	—	—
Plan amendments and other	(253)	(16)	—	—
Exchange rate differences	(397)	592	—	—

Fair value of plan assets at the end of the year	7,051	8,906	—	—

Funded status—under/(overfunded)	710	(22)	207	215

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 17—Employee benefits (Continued)

        The amounts recognized in accumulated other comprehensive loss related to continuing operations in 2008 and 2007 consisted of:

	December 31,		December 31,
	2008	2007	2008	2007
	Pension benefits		Other benefits
	($ in millions)		($ in millions)
Transition liability	—	—	(3)	(4)
Net actuarial loss	(1,239)	(530)	(76)	(86)
Prior service cost	(40)	(47)	79	90

Amount recognized in accumulated other comprehensive loss	(1,279)	(577)	—	—
Taxes associated with amount recognized in accumulated other comprehensive loss	301	91	—	—

Total amount recognized in accumulated other comprehensive loss, net of tax	(978)	(486)	—	—

        The following amounts related to continuing operations have been recognized in the Company's Consolidated Balance Sheets at December 31, 2008 and 2007:

	December 31,		December 31,
	2008	2007	2008	2007
	Pension benefits		Other benefits
	($ in millions)		($ in millions)
Overfunded plans	(72)	(379)	—	—
Accrued pension cost current	22	22	18	18
Accrued pension cost non-current	760	335	189	197

Funded status	710	(22)	207	215

	December 31,
	2008	2007
	($ in millions)
Non-current assets
Overfunded pension plans non-current	(72)	(379)
Other employee related benefits that do not meet the SFAS 87 criteria	(1)	(1)

Prepaid pension and other employee benefits	(73)	(380)

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 17—Employee benefits (Continued)

	December 31,
	2008	2007
	($ in millions)
Current liabilities
Underfunded pension plans current	22	22
Underfunded other benefit plans current	18	18
Employee related benefit costs that do not meet the SFAS 87 criteria	26	33

Total other current pension and other employee benefit liability	66	73

	December 31,
	2008	2007
	($ in millions)
Non-current liabilities
Underfunded pension plans non-current	760	335
Underfunded other benefit plans non-current	189	197
Other employee related benefits that do not meet the SFAS 87 criteria	122	99

Total other non-current pension and other employee benefit liability	1,071	631

        The funded status, calculated by the projected benefit obligation (PBO) and fair value of plan assets, for pension plans with a PBO in excess of fair value of plan assets or fair value of plan assets in excess of PBO, respectively, was:

	December 31, 2008			December 31, 2007
	PBO	Assets	Difference	PBO	Assets	Difference
	($ in millions)			($ in millions)
Underfunded plans	7,035	6,253	782	2,383	2,026	357
Overfunded plans	726	798	(72)	6,501	6,880	(379)

Total	7,761	7,051	710	8,884	8,906	(22)

        The accumulated benefit obligation (ABO) for all defined benefit pension plans was $7,522 million and $8,573 million at December 31, 2008 and 2007, respectively. The funded status, calculated by the ABO and fair value of plan assets for pension plans with ABO in excess of fair value of plan assets or fair value of plan assets in excess of ABO, respectively was:

	December 31, 2008			December 31, 2007
	ABO	Assets	Difference	ABO	Assets	Difference
	($ in millions)			($ in millions)
ABO exceeds assets	6,654	6,039	615	347	56	291
Assets exceed ABO	868	1,012	(144)	8,226	8,850	(624)

Total	7,522	7,051	471	8,573	8,906	(333)

        All of the Company's other postretirement benefit plans are unfunded.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 17—Employee benefits (Continued)

Components of net periodic benefit cost and other amounts recognized in accumulated other comprehensive loss

        For the years ended December 31, 2008, 2007 and 2006, net periodic benefit cost consisted of the following:

	Year ended December 31,			Year ended December 31,
	2008	2007	2006	2008	2007	2006
	Pension benefits ($ in millions)			Other benefits ($ in millions)
Service cost	204	189	180	2	1	2
Interest cost	438	361	329	13	12	12
Expected return on plan assets	(471)	(400)	(353)	—	—	—
Amortization transition liability	—	—	—	1	1	1
Amortization prior service cost	14	4	4	(11)	(11)	(11)
Amortization of net actuarial loss	13	31	39	5	7	8
Curtailments, settlements and special termination benefits	38	21	7	—	—	—
Other	—	3	1	—	1	1

Net periodic benefit cost	236	209	207	10	11	13

        The net actuarial loss and prior service cost for the defined benefit pension plans that is estimated to be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next year are $70 million and $14 million, respectively.

        The estimated net actuarial loss, transition cost and prior service cost for the defined benefit non-pension postretirement plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next year are $5 million, $2 million and $(11) million, respectively.

Assumptions

        The following weighted-average assumptions were used to determine benefit obligations at December 31, 2008 and 2007:

	December 31,		December 31,
	2008	2007	2008	2007
	Pension benefits		Other benefits
	(%)		(%)
Discount rate	5.63	5.16	6.30	6.17
Rate of compensation increase	2.22	2.35	—	—
Pension increase assumption	1.49	1.49	—	—

        The discount rate assumptions reflect the rates at which the benefit obligations could effectively be settled. The principal assumption was that the relevant fixed income securities are AA rated corporate

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 17—Employee benefits (Continued)

bonds. In those countries with sufficient liquidity in corporate bonds, the Company used the current market long-term corporate bond rates and matched the bond duration with the average duration of the pension liabilities. In those countries where the liquidity of the AA corporate bonds was deemed to be insufficient, the Company determined the discount rate by adding the credit spread derived from a AA corporate bond index in another relevant liquid market, as adjusted for interest rate differentials, to the domestic government bond curve or interest rate swap curve.

        The following weighted-average assumptions were used to determine the net periodic benefit cost for years ended December 31, 2008, 2007 and 2006:

	Year ended December 31,			Year ended December 31,
	2008	2007	2006	2008	2007	2006
	Pension benefits			Other benefits
	(%)			(%)
Discount rate	5.16	4.39	4.29	6.17	5.70	5.50
Expected long-term return on plan assets	5.55	5.00	4.92	—	—	—
Rate of compensation increase	2.35	2.32	2.35	—	—	—

        The expected long-term rate of return on plan assets assumption is derived from the current and projected asset allocation, the current and projected types of investments in each asset category and the long-term historical returns for each investment type.

        The Company maintains non-pension postretirement benefit plans, which are generally contributory with participants' contributions adjusted annually.

	December 31,
	2008	2007
Health care cost trend rate assumed for next year	9.82%	10.72%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.97%	4.96%
Year that the rate reaches the ultimate trend rate	2017	2017

        A one-percentage-point change in assumed health care cost trend rates would have the following effects at December 31, 2008:

	1-percentage- point increase	1-percentage- point decrease
	($ in millions)
Effect on total of service and interest cost	1	(1)
Effect on postretirement benefit obligation	13	(12)

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 17—Employee benefits (Continued)

Plan assets

        The Company's pension plan weighted-average asset allocations at December 31, 2008 and 2007 and approximate long-term target allocations are as follows:

	December 31,		December 31,
	2008	2007	2008
	Plan assets		Long-term target allocation
	(%)
			(%)
Asset category:
Equity securities	25	32	20 – 40
Debt securities	58	55	50 – 70
Real estate	9	7	0 – 15
Other	8	6	0 – 15

Total	100	100

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

        The Company does not expect any plan assets to be returned to the employer during the 12-month period ending December 31, 2009.

        At December 31, 2008 and 2007, the plan assets included approximately 769,000 shares and 623,000 shares of the Company's capital stock with a total value of $11 million and $18 million, respectively.

Contributions

        The Company made non-cash contributions of $89 million of available-for-sale debt securities to certain of the Company's pension plans in Finland, Germany and in the U.S. in 2008. The Company made non-cash contributions of $49 million of available-for-sale debt securities to certain of the Company's pension plans in Germany in 2007. The Company also made cash contributions of $211 million and $248 million to other pension plans and $16 million and $12 million to other benefit plans during 2008 and 2007, respectively.

        The Company expects to contribute approximately $221 million to its pension plans and $18 million to its other postretirement benefit plans in 2009.

        The Company also maintains several defined contribution plans. The expense for these plans was $65 million, $68 million and $55 million in 2008, 2007 and 2006, respectively. The Company also

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 17—Employee benefits (Continued)

contributed $22 million, $20 million and $19 million to multi-employer plans in 2008, 2007 and 2006, respectively.

Estimated future benefit payments

        The expected future cash flows to be paid by the Company in respect of pension and other postretirement benefit plans at December 31, 2008 are as follows:

		Other postretirement benefits
	Pension benefits	Benefit payments	Medicare subsidies
	($ in millions)
2009	538	19	(1)
2010	559	20	(1)
2011	568	20	(1)
2012	584	19	(1)
2013	594	19	(1)
Years 2014 – 2018	3,090	98	(7)

        The Medicare subsidies column represents payments estimated to be received from the United States government as part of the Medicare Prescription Drug, Improvement and Modernization Act of 2003. The United States government began making the subsidy payments for employers in 2006.

Note 18—Share-based payment arrangements

        The Company has three share-based payment plans, as more fully described in the respective sections below.

        Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS 123R, using the modified-prospective transition method. Under that transition method, compensation cost recognized in 2006 includes i) compensation cost for all share-based payment arrangements granted prior to, but not yet vested as of, January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123, and ii) compensation cost for all share-based payment arrangements granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. In 2008 and 2007, the Company recorded a total charge of $63 million and $32 million, respectively, for equity awards. In 2006, as a result of adopting SFAS 123R, the Company recorded a total charge of $18 million in respect of equity awards. The tax benefits in 2008, 2007 and 2006 were insignificant. Charges recorded in respect of share-based liabilities are disclosed in the WAR section of this note.

        In May 2007, the Company repurchased, in two transactions, a total of 10 million of its shares for use in connection with share-based payment arrangements. At December 31, 2008, the Company had the ability to issue up to approximately 38 million new shares out of contingent capital in connection with share-based payment arrangements.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 18—Share-based payment arrangements (Continued)

        As the primary trading market for the shares of ABB Ltd is the SIX Swiss Exchange, on which the shares are traded in Swiss francs, certain data disclosed below related to the instruments granted under share-based payment arrangements are presented in Swiss francs.

MIP

        Under the MIP, the Company offers physically-settled warrants, cash-settled warrant appreciations rights (WARs) and, as of the May 2007 launch, options, to key employees for no consideration.

        The warrants and options granted under the MIP allow participants to purchase shares of ABB Ltd at predetermined prices. Participants may sell the warrants and options rather than exercise the right to purchase shares. Equivalent warrants are listed by a third-party bank on the SIX Swiss Exchange, which facilitates pricing and transferability of warrants granted under this plan. The options entitle the holder to request that a third-party bank purchase such options at the market price of equivalent listed warrants related to that MIP launch. If the participant elects to sell the warrants or options, the instruments will thereafter be held by a third party and, consequently, the Company's obligation to deliver shares will be toward this third party. Each WAR gives the participant the right to receive, in cash, the market price of an equivalent listed warrant on the date of exercise of the WAR. The WARs are non-transferable.

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

	2008 grant	2007 grant	2006 grant
Expected volatility	36%	27%	28%
Dividend yield	1.42%	1.14%	1.06%
Expected term	6 years	6 years	6 years
Risk-free interest rate	3.36%	3.00%	2.30%

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 18—Share-based payment arrangements (Continued)

        Presented below is a summary of the activity related to warrants and options for the year ended December 31, 2008:

	Number of instruments	Number of shares(1)	Weighted- average exercise price (in Swiss francs)(2)	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in millions of Swiss francs)(3)
Outstanding at January 1, 2008	57,675,275	11,535,055	17.97
Granted	29,941,875	5,988,375	36.40
Exercised(4)	(12,758,585)	(2,551,717)	7.35
Forfeited	(932,475)	(186,495)	28.07

Outstanding at December 31, 2008	73,926,090	14,785,218	27.14	4.4	10

Vested and expected to vest at December 31, 2008	68,710,131	13,742,026	26.88	4.4	10
Exercisable at December 31, 2008	9,093,515	1,818,703	13.48	2.6	9

(1)
Information presented reflects the number of shares of ABB Ltd that can be received upon exercise, as warrants and options have a conversion ratio of 5:1.

(2)
Information presented reflects the exercise price per share of ABB Ltd.

(3)
Computed using the closing price, in Swiss francs, of ABB Ltd shares on the SIX Swiss Exchange and the exercise price per share of ABB Ltd.

(4)
The cash received upon exercise amounted to $18 million. The shares were issued out of contingent capital.

        Of the outstanding instruments at December 31, 2008, 2007 and 2006, 3.0 million, 9.5 million and 14.4 million, respectively, have been sold to a third-party by participants, representing 0.6 million, 1.9 million and 3.5 million shares, respectively.

        At December 31, 2008, there was $60 million of total unrecognized compensation cost related to non-vested warrants and options granted under the MIP. That cost is expected to be recognized over a weighted-average period of 2.2 years. The weighted-average grant-date fair value of warrants and options granted during 2008, 2007 and 2006 was 2.32 Swiss francs, 1.35 Swiss francs and 0.73 Swiss francs, respectively. In 2008 and 2007, the aggregate intrinsic value (on the days of exercise) was 57 million Swiss francs and 117 million Swiss francs, respectively. There were no exercises in 2006.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 18—Share-based payment arrangements (Continued)

        Presented below is a summary, by launch, related to instruments outstanding at December 31, 2008:

Exercise price(1) (in Swiss francs)	Number of instruments	Number of shares(2)	Weighted- average remaining contractual term (in years)
7.00	1,680,500	336,100	0.9
7.50	3,819,165	763,833	1.9
15.30	11,367,500	2,273,500	3.1
26.00	27,367,050	5,473,410	4.4
36.40	29,691,875	5,938,375	5.4

Total number of instruments and shares	73,926,090	14,785,218	4.4

    (1)
    Information presented reflects the exercise price per share of ABB Ltd.

    (2)
    Information presented reflects the number of shares of ABB Ltd that can be received upon exercise.

WARs

        As each WAR gives the holder the right to receive cash equal to the market price of an equivalent listed warrant on date of exercise, the Company records a liability based upon the fair value of outstanding WARs at each period end, accreted on a straight-line basis over the three-year vesting period. In selling, general and administrative expenses, the Company recorded income of $83 million and expense of $142 million and $106 million for 2008, 2007 and 2006, respectively, as a result of changes in both the fair value and vested portion of the outstanding WARs. To hedge its exposure to fluctuations in the fair value of outstanding WARs, the Company purchased cash-settled call options, which entitle the Company to receive amounts equivalent to its obligations under the outstanding WARs. In accordance with EITF 00-19 and SFAS 133, the cash-settled call options have been recorded as assets measured at fair value (see Note 4), with subsequent changes in fair value recorded through earnings to the extent that they offset the change in fair value of the liability for the WARs. In 2008, 2007 and 2006, the Company recognized expense of $98 million and income of $132 million and $97 million, respectively, in selling, general and administrative expenses related to the cash-settled call options.

        The aggregate fair value of outstanding WARs was $53 million and $220 million at December 31, 2008 and 2007, respectively. The fair value of WARs was determined based upon the trading price of equivalent warrants listed on the SIX Swiss Exchange.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 18—Share-based payment arrangements (Continued)

        Presented below is a summary of activity of WARs granted to participants for the year ended December 31, 2008:

Number of WARs
Outstanding at January 1, 2008	58,879,135
Granted	15,111,815
Exercised	(13,482,730)
Forfeited	(836,790)

Outstanding at December 31, 2008	59,671,430

Exercisable at December 31, 2008	10,910,165

        The aggregate fair value at date of grant of WARs granted in 2008, 2007 and 2006 was $33 million, $7 million and $19 million, respectively. In 2008, 2007 and 2006, share-based liabilities of $53 million, $106 million and $18 million, respectively, were paid upon exercise of WARs by participants.

ESAP

        The employee share acquisition plan (ESAP) is an employee stock-option plan with a savings feature. Employees save over a twelve-month period, by way of monthly salary deductions. At the end of the savings period, employees choose whether to exercise their stock options using their savings plus interest to buy ABB Ltd shares (American Depositary Shares (ADS) in the case of employees in the United States—each ADS representing one registered share of the Company) at the exercise price set at the grant date, or have their savings returned with interest. The savings are accumulated in a bank account held by a third-party trustee on behalf of the participants and earn interest. Employees can withdraw from the ESAP at any time during the savings period and will be entitled to a refund of their accumulated savings.

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

	2008 grant	2007 grant	2006 grant
Expected volatility	57%	34%	30%
Dividend yield	2.61%	0.89%	0.81%
Expected term	1 year	1 year	1 year
Risk-free interest rate	1.44%	2.82%	2.13%

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 18—Share-based payment arrangements (Continued)

        Presented below is a summary of activity under the ESAP during the year ended December 31, 2008:

	Number of shares(1)	Weighted-average exercise price (in Swiss francs)(2)	Weighted-average remaining contractual term (in years)	Aggregate intrinsic value (in millions of Swiss francs)(2)(3)
Outstanding at January 1, 2008	2,772,670	34.98
Granted	6,261,920	15.30
Forfeited	(141,400)	34.98
Not exercised (savings returned plus interest)	(2,631,270)	34.98

Outstanding at December 31, 2008	6,261,920	15.30	0.8	1.8

Vested and expected to vest at December 31, 2008	5,992,657	15.30	0.8	1.7
Exercisable at December 31, 2008	—	—	—	—

(1)
Includes shares represented by ADS.

(2)
Information presented for ADS is based on equivalent Swiss franc denominated awards.

(3)
Computed using the closing price, in Swiss francs, of ABB Ltd shares on the SIX Swiss Exchange and the exercise price of each option in Swiss francs.

        The exercise prices per ABB Ltd share and per ADS of 15.30 Swiss francs and $12.98, respectively, for the 2008 grant, 34.98 Swiss francs and $29.78, respectively, for the 2007 grant and 18.55 Swiss francs and $14.75, respectively, for the 2006 grant were determined using the closing price of the ABB Ltd share on SIX Swiss Exchange and ADS on the New York Stock Exchange on the respective grant dates.

        At December 31, 2008, there was $16 million of total unrecognized compensation cost related to non-vested options granted under the ESAP. That cost will be recognized over the first ten months of 2009. The weighted-average grant-date fair value of options granted during 2008, 2007 and 2006, was 3.34 Swiss francs, 4.93 Swiss francs and 2.32 Swiss francs, respectively. The total intrinsic value (on the day of exercise) of options exercised in 2007 and 2006 was 61 million Swiss francs and 50 million Swiss francs, respectively. No options were exercised in 2008.

LTIP

        The Company has a long-term incentive plan (LTIP) for members of its Executive Committee and other executives (Eligible Participants), as defined in the terms of the LTIP and determined by the Company's Governance, Nomination and Compensation Committee. The LTIP involves annual grants (subject to market and vesting conditions) of the Company's stock and, as of the 2006 launch, contains a co-investment component, in addition to the share-price performance component existing in the previous launches.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 18—Share-based payment arrangements (Continued)

        Under the share-price performance component, the number of shares conditionally granted is dependent upon the base salary of the Eligible Participant. The actual number of shares that each Eligible Participant will receive free-of-charge at a future date is dependent on i) the performance of ABB Ltd shares during a defined period (Evaluation Period) compared to those of a selected peer group of publicly-listed multinational companies and ii) the term of service of the respective Eligible Participant in their capacity as an Eligible Participant during the Evaluation Period. The actual number of shares received after the Evaluation Period cannot exceed 100 percent of the conditional grant.

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

        Presented below is a summary of launches of the LTIP outstanding at December 31, 2008:

Launch year	Evaluation Period	Conditionally granted shares outstanding at December 31, 2008	Reference price (Swiss francs)(1)
2006	March 15, 2006, to March 15, 2009	598,824	15.48
2007	March 15, 2007, to March 15, 2010	503,659	21.08
2008	March 15, 2008, to March 15, 2011	661,001	26.20

(1)
For the purpose of comparison with the peers, the reference price is calculated as the average of the closing prices of the ABB Ltd share on SIX Swiss Exchange over the 20 trading days preceding March 15 of the respective launch year.

        Presented below is a summary of activity under the LTIP for the year ended December 31, 2008:

	Number of shares	Weighted-average grant-date fair value per share (Swiss francs)
Nonvested at January 1, 2008	2,265,416	17.14
Granted	696,118	31.47
Vested	(1,128,947)	13.63
Forfeited	(69,103)	28.12

Nonvested at December 31, 2008	1,763,484	24.62

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 18—Share-based payment arrangements (Continued)

        Effective January 1, 2006, the Company accounts for the LTIP in accordance with SFAS 123R. The charge is based on the market price of the ABB Ltd share on grant date and is recorded in selling, general and administrative expenses over the vesting period, which is from grant date to the end of the Evaluation Period.

        The aggregate fair value, at the dates of grant, of shares conditionally granted in 2008, 2007 and 2006 was approximately $21 million, $16 million and $10 million, respectively.

        At December 31, 2008, there was $21 million of total unrecognized compensation cost related to non-vested shares conditionally granted under the LTIP. Such cost is expected to be recognized over a weighted-average period of 1.9 years. The total grant-date fair value of shares that vested during 2008 and 2006 was 15 million Swiss francs and 3 million Swiss francs, respectively. No grants under LTIP vested in 2007. The weighted-average grant-date fair value of shares conditionally granted during 2008, 2007 and 2006, was 31.47 Swiss francs, 23.75 Swiss francs and 16.75 Swiss francs, respectively.

Other share-based payments

        The Company has other insignificant share-based payment arrangements. In 2008 and 2007, such arrangements represented an aggregate grant of less than 1 million and less than half a million shares, respectively, and the expense recorded in selling, general and administrative expenses for such arrangements totaled $8 million and $3 million, respectively. The 2006 amounts were insignificant.

Note 19—Stockholders' equity

        At December 31, 2008, the Company had 2,770,314,755 authorized shares, of which 2,322,792,835 were registered and issued. At December 31, 2007, the Company had 2,570,314,947 authorized shares, of which 2,316,015,102 were registered and issued.

        In February 2008, the Company announced a share buyback program to purchase up to a maximum value of 2.2 billion Swiss francs (equivalent to $2 billion at then-current exchange rates) with the intention of completing the buyback program prior to the Annual General Meeting of Shareholders in 2010 and proposing the cancellation of the shares at that meeting. Up to December 31, 2008, a total of 22.675 million shares have been repurchased at a total cost of 652 million Swiss francs ($619 million, using exchange rates effective at the respective repurchase dates). The repurchased shares are included in treasury stock at December 31, 2008. On February 12, 2009, the Company stated that given the market uncertainty, the Company is not actively pursuing new purchases under the program.

        In May 2008, the Annual General Meeting of Shareholders approved a proposal to reduce the nominal value of ABB Ltd's shares from 2.50 Swiss francs per share to 2.02 Swiss francs per share and to distribute the 0.48 Swiss francs per share to shareholders. The distribution, equivalent to $1.06 billion, resulted in a reduction in capital stock and additional paid-in capital.

        Upon and in connection with each launch of the Company's MIP, the Company sold call options to a bank at fair value, giving the bank the right to acquire shares equivalent to the number of shares represented by the MIP warrant and WAR awards to participants. Under the terms of the agreement with the bank, the call options can only be exercised by the bank to the extent that MIP participants have either sold or exercised their warrants or exercised their WARs. During 2008, the bank exercised

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 19—Stockholders' equity (Continued)

a portion of the call options held (with strike prices of 7.00 and 7.50 Swiss francs) that had been issued at fair value during 2003 and 2004. As a result, approximately 6.8 million shares were issued by the Company resulting in a net increase in capital stock and additional paid-in capital of $49 million.

        At December 31, 2008, call options representing 21.6 million shares and with strike prices ranging from 7.00 to 36.40 Swiss francs were held by the bank. These call options expire in periods ranging from December 2009 to May 2014. However, at December 31, 2008, only 1.3 million of these instruments, with strike prices ranging from 7.00 to 36.40 Swiss francs, could be exercised under the terms of the agreement with the bank.

        In addition to the above, at December 31, 2008, the Company had further outstanding obligations to deliver:

  •
  up to 2.8 million shares, at a strike price of 26.00 Swiss francs, relating to the options granted under the 2007 launch of the MIP, vesting in May 2010 and expiring in May 2013;

  •
  up to 3.1 million shares, at a strike price of 36.40 Swiss francs, relating to the options granted under the 2008 launch of the MIP, vesting in May 2011 and expiring in May 2014;

  •
  up to 6.3 million shares, at a strike price of 15.30 Swiss francs, to employees under the ESAP, vesting and expiring in November 2009;

  •
  up to 1.8 million shares free-of-charge to Eligible Participants under the 2008, 2007 and 2006 launches of the LTIP, vesting and expiring in March 2011, 2010 and 2009, respectively;

  •
  less than a million shares in connection with certain other share-based payment arrangements with employees.

        See Note 18 for a description of the above share-based payment arrangements.

        As described in Note 12, during 2007, the bondholders of the Company's 1 billion Swiss franc convertible bonds converted their bonds, resulting in the issuance of 105 million shares and an increase in capital stock and additional paid-in capital of $830 million.

        During 2007, the Company purchased on the open market 10 million of its own shares for use in connection with share-based payment arrangements. These transactions resulted in an increase in treasury stock of $199 million.

        In November 2007 and 2006, the Company issued 3.7 million and 5.7 million shares, respectively, from contingent capital stock for the purposes of fulfilling the Company's obligations under the ESAP. This share issuance resulted in an increase in capital stock and additional paid-in capital of $60 million and $47 million, respectively.

        During 2007, the bank holding call options issued during 2001, 2003 and 2004 (in connection with the launches of the Company's MIP in those years), and with strike prices ranging from 7.00 to 13.49 Swiss francs, exercised a portion of the call options held. As a result, approximately 19.6 million shares were issued by the Company and there was a net increase in capital stock and additional paid-in capital of $181 million.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 19—Stockholders' equity (Continued)

        In 2006, as a result of the Company's induced conversion of its $968 million, 4.625% USD Convertible Bonds, due 2007, and its subsequent call of the remaining outstanding bonds, a total of approximately 105 million shares were issued out of contingent capital and a further 2 millions ADSs were delivered out of treasury stock. These transactions resulted in an increase in the Company's equity (capital stock and additional paid-in capital and treasury stock) of approximately $928 million, after consideration of certain charges in connection with share issuance.

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

        Dividends are payable to the Company's stockholders based on the requirements of Swiss law, ABB Ltd's Articles of Incorporation and stockholders' equity as reflected in the unconsolidated financial statements of ABB Ltd, Zurich prepared in compliance with Swiss law. At December 31, 2008, of the 12,567 million Swiss francs stockholders' equity reflected in such unconsolidated financial statements, 4,692 million Swiss francs is share capital, 2,665 million Swiss francs is restricted, 2,655 million Swiss francs is unrestricted and 2,555 million Swiss francs is available for distribution. At December 31, 2007, of the 12,833 million Swiss francs stockholders' equity reflected in such unconsolidated financial statements, 5,790 million Swiss francs is share capital, 4,096 million Swiss francs is restricted, 1,175 million Swiss francs is unrestricted and 1,772 million Swiss francs is available for distribution.

        In February 2009, the Board of Directors announced that a proposal will be put to the Annual General Meeting to reduce the nominal value of the shares from 2.02 Swiss francs per share to 1.54 Swiss francs per share and distribute the 0.48 Swiss francs per share to shareholders.

Note 20—Earnings per share

        Basic earnings (loss) per share is calculated by dividing income (loss) by the weighted-average number of shares outstanding during the year. Diluted earnings (loss) per share is calculated by dividing income (loss) by the weighted-average number of shares outstanding during the year, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise: outstanding written call options; outstanding options and shares granted subject to market and/or vesting conditions under the Company's share-based payment arrangements; and, prior to September 2007, shares issuable in relation to outstanding convertible bonds. In 2008, 2007 and 2006, outstanding securities representing a maximum of 24 million, 3 million and 4 million shares, respectively, were

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 20—Earnings per share (Continued)

excluded from the calculation of diluted earnings (loss) per share as their inclusion would have been anti-dilutive.

	Year ended December 31,
	2008	2007	2006
	($ in millions, except per share data in $)
Income from continuing operations	3,139	3,171	1,532
Income (loss) from discontinued operations, net of tax	(21)	586	(142)

Net income	3,118	3,757	1,390

Weighted-average number of shares outstanding (in millions)	2,287	2,258	2,128
Basic earnings (loss) per share:
Income from continuing operations	1.37	1.40	0.72
Income (loss) from discontinued operations, net of tax	(0.01)	0.26	(0.07)

Net income	1.36	1.66	0.65

	Year ended December 31,
	2008	2007	2006
	($ in millions, except per share data in $)
Income from continuing operations	3,139	3,171	1,532
Effect of dilution:
Interest on convertible bonds, net of tax	—	9	29
Income from continuing operations	3,139	3,180	1,561
Income (loss) from discontinued operations, net of tax	(21)	586	(142)

Net income, adjusted	3,118	3,766	1,419

Weighted-average number of shares outstanding (in millions)	2,287	2,258	2,128
Effect of dilutive securities:
Call options and shares	9	18	15
Convertible bonds	—	32	105

Dilutive weighted-average number of shares outstanding (in millions)	2,296	2,308	2,248

Diluted earnings (loss) per share:
Income from continuing operations	1.37	1.38	0.69
Income (loss) from discontinued operations, net of tax	(0.01)	0.25	(0.06)

Net income, adjusted	1.36	1.63	0.63

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 21—Transformer business consolidation program and other restructuring charges

        In 2005, the Company announced its decision to consolidate its global transformer business in the Power Products division, including closing certain plants and employment reductions, as a result of overcapacity, increasing raw material costs and a regional shift in demand experienced by the transformer business. The Company finalized the transformer business consolidation program in 2008 and expensed a total of $241 million between 2005 and the end of 2008.

        During 2008, the Company recorded an expense of $46 million; $27 million was recorded in cost of sales, $16 million in selling, general and administrative expenses and $3 million in other income (expense) net. This expense consisted of $16 million charges related to employee severance costs, $26 million of estimated contract settlement, loss order and other costs and $4 million related to inventory and long-lived asset impairments.

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

        During 2006, the Company recorded an expense of $38 million; $26 million was recorded in cost of sales, $9 million in selling, general and administrative expenses and $3 million in other income (expense), net. This expense consisted of $47 million of estimated contract settlement and loss order costs, $3 million charges related to employee severance costs and $1 million related to inventory and long-lived asset impairments and costs. These expenses were offset by a change in estimate of $13 million related to employee severance costs.

        Liabilities associated with these expenses consisted of the following:

	Employee severance costs	Contractual settlement/(loss) order costs	Total
	($ in millions)
Liability at December 31, 2006	26	37	63
Expenses	17	15	32
Cash payments	(10)	(31)	(41)
Exchange rate differences	2	3	5
Change in estimates	(2)	(6)	(8)

Liability at December 31, 2007	33	18	51
Expenses	22	26	48
Cash payments	(14)	(14)	(28)
Exchange rate differences	2	1	3
Change in estimates	(6)	—	(6)

Liability at December 31, 2008	37	31	68

        Further, in 2008, the Company initiated its plan to adjust its engineering, manufacturing and service capacities in the Robotics division, primarily in western Europe and the U.S. as a result of the

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 21—Transformer business consolidation program and other restructuring charges (Continued)

economic downturn in some of the division's key markets as well as increase the presence in emerging markets. The plan includes closing certain production lines as well as employment reductions and is expected to be completed by the end of 2009. The Company recorded liabilities of $62 million related to employee severance costs and additional expenses of $5 million related to inventory and long-lived asset impairments. $47 million was recorded in cost of sales and $20 million in selling, general and administrative expenses.

Note 22—Operating segment and geographic data

        Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS 131), establishes standards for reporting information about operating segments. The Chief Operating Decision Maker (CODM), as defined by SFAS 131, is the Company's Executive Committee. The CODM allocates resources to and assesses the performance of each operating segment using the information outlined below. The Company's operating segments consist of Power Products, Power Systems, Automation Products, Process Automation and Robotics. The remaining operations of the Company are included in Corporate and Other. Effective January 1, 2008, following the sale of the majority of the Company's non-core activities, Non-core and Other is no longer presented separately but included in Corporate and Other. All periods presented have been restated to reflect the Company's current organizational structure.

  •
  Power Products manufactures and sells high- and medium-voltage switchgear and apparatus, circuit breakers for all current and voltage levels, power and distribution transformers and sensors for electric, gas and water utilities for industrial and commercial customers.

  •
  Power Systems installs and upgrades transmission and distribution systems and power plant automation and electrification solutions, incorporating components manufactured by both the Company and by third parties.

  •
  Automation Products produces low-voltage switchgear, breakers, switches, control products, DIN-rail components, enclosures, wiring accessories, instrumentation, drives, motors, generators, power electronics systems and services related to these products that help customers to increase productivity, save energy and increase safety.

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

  •
  Corporate and Other includes Headquarter, Central Research and Development, the Company's Real Estate activities, Group Treasury Operations and other minor activities.

        The Company evaluates performance of its segments based on earnings before interest and taxes, which excludes interest and dividend income, interest and other finance expense, provision for taxes, minority interest and income (loss) from discontinued operations, net of tax. In accordance with SFAS 131, the Company presents division revenues, depreciation and amortization, earnings before

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 22—Operating segment and geographic data (Continued)

interest and taxes, net operating assets and capital expenditures. The Company accounts for inter-division sales and transfers as if the sales and transfers were to third parties, at current market prices.

        The following tables summarize information for each segment:

2008	Third party revenues	Interdivisional revenues	Total revenues	Depreciation and amortization	Earnings before interest and taxes	Total assets	Capital expenditures
	($ in millions)
Power Products	9,866	2,024	11,890	161	2,100	7,136	305
Power Systems	6,673	239	6,912	54	592	4,402	89
Automation Products	9,100	1,150	10,250	162	1,908	5,782	305
Process Automation	7,574	241	7,815	100	926	4,438	79
Robotics	1,612	30	1,642	20	9	856	28
Corporate and Other	87	1,606	1,693	164	(983)	10,567	365
Inter-division elimination	—	(5,290)	(5,290)	—	—	—	—
Discontinued operations	—	—	—	—	—	—	—

Consolidated	34,912	—	34,912	661	4,552	33,181	1,171

2007	Third party revenues	Interdivisional revenues	Total revenues	Depreciation and amortization	Earnings before interest and taxes	Total assets	Capital expenditures
	($ in millions)
Power Products	8,228	1,549	9,777	131	1,596	5,770	209
Power Systems	5,604	228	5,832	57	489	4,167	50
Automation Products	7,651	993	8,644	150	1,477	5,371	193
Process Automation	6,176	244	6,420	109	683	4,111	91
Robotics	1,389	18	1,407	21	79	821	14
Corporate and Other	135	1,429	1,564	129	(301)	10,629	192
Inter-division elimination	—	(4,461)	(4,461)	—	—	—	—
Discontinued operations	—	—	—	5	—	132	7

Consolidated	29,183	—	29,183	602	4,023	31,001	756

2006	Third party revenues	Interdivisional revenues	Total revenues	Depreciation and amortization	Earnings before interest and taxes	Total assets	Capital expenditures
	($ in millions)
Power Products	6,238	1,037	7,275	119	939	4,322	145
Power Systems	4,310	234	4,544	59	279	3,345	26
Automation Products	6,130	707	6,837	138	1,053	4,554	148
Process Automation	5,216	232	5,448	114	541	3,644	70
Robotics	1,280	8	1,288	23	1	750	14
Corporate and Other	107	1,200	1,307	102	(256)	7,130	117
Inter-division elimination	—	(3,418)	(3,418)	—	—	—	—
Discontinued operations	—	—	—	15	—	1,397	16

Consolidated	23,281	—	23,281	570	2,557	25,142	536

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

(U.S. dollar amounts in millions, except per share amounts)

Note 22—Operating segment and geographic data (Continued)

Geographic information

	Revenues year ended December 31,			Long-lived assets at December 31,
	2008	2007	2006	2008	2007
	($ in millions)			($ in millions)
Europe	15,815	13,322	10,969	2,455	2,358
The Americas	6,428	5,247	4,394	328	258
Asia	8,967	7,480	5,863	663	522
Middle East and Africa	3,702	3,134	2,055	116	108

	34,912	29,183	23,281	3,562	3,246

        Revenues have been reflected in the regions based on the location of the customer. China generated approximately 11 percent, 11 percent and 12 percent of the Company's total revenues in 2008, 2007 and 2006, respectively. The United States generated approximately 11 percent of the Company's total revenues in 2008, 2007 and 2006. Germany generated approximately 8 percent of the Company's total revenues in 2008, 2007 and 2006. More than 95 percent of the Company's total revenues were generated outside Switzerland in 2008, 2007 and 2006. Long-lived assets represent property, plant and equipment, net and are shown by location of the assets. Switzerland and Germany represented approximately 19 percent and 13 percent, respectively, of the Company's long-lived assets at December 31, 2008 and approximately 19 percent and 15 percent at December 31, 2007.

        The Company does not segregate revenues derived from transactions with external customers for each type or group of products and services. Accordingly, it is not practicable for the Company to present revenues from external customers by product and service type.

        Approximately 64 percent of the Company's employees are subject to collective bargaining agreements in various countries. These agreements are subject to various regulatory requirements and are renegotiated on a regular basis in the normal course of business.