Form 20-F
period 2009-12-31
ABB LTD
filed 2010-03-19
CIK 1091587

As filed with the Securities and Exchange Commission on March 19, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
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

          Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one Registered Share Registered Shares, par value CHF 1.54	New York Stock Exchange New York Stock Exchange*

          Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

          Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

          Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 2,329,324,797 Registered Shares (including treasury shares)

          Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒    No ☐

          If this is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐    No ☒

          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

          Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒    No ☐

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

i

INTRODUCTION

        ABB Ltd is a corporation organized under the laws of Switzerland. In this Annual Report, "the ABB Group," "ABB," the "Company," "we," "our" and "us" refer to ABB Ltd and its consolidated subsidiaries (unless the context otherwise requires). We also use these terms to refer to ABB Asea Brown Boveri Ltd and its subsidiaries prior to the establishment of ABB Ltd as the holding company for the entire ABB Group in 1999, as described in this Annual Report under "Item 4. Information on the Company—Introduction—History of the ABB Group." Our American Depositary Shares (each representing one registered share of ABB Ltd) are referred to as "ADSs." The registered shares of ABB Ltd are referred to as "shares." Our principal corporate offices are located at Affolternstrasse 44, CH-8050 Zurich, Switzerland, telephone number +41-43-317-7111.

FINANCIAL AND OTHER INFORMATION

        ABB Ltd has prepared its statutory unconsolidated financial statements in accordance with the Swiss Code of Obligations. The Consolidated Financial Statements of ABB Ltd, including the notes thereto, as of December 31, 2009 and 2008 and for each of the years in the three-year period ended December 31, 2009 (our Consolidated Financial Statements) have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP).

        In this Annual Report: (i)"$," "U.S. dollars" and "USD" refer to the lawful currency of the United States of America; (ii) "CHF" and "Swiss francs" refer to the lawful currency of Switzerland; (iii) "EUR" and "euro" refer to the lawful currency of the participating member states of the European Economic and Monetary Union (Eurozone); (iv) "SEK" and "Swedish krona" refer to the lawful currency of Sweden; (v) "GBP" and "pounds sterling" refer to the lawful currency of the United Kingdom; (vi) "Indian rupee" refers to the lawful currency of India; and (vii) "Chinese renminbi" refers to the lawful currency of the People's Republic of China.

        Except as otherwise stated, all monetary amounts in this Annual Report are presented in U.S. dollars. Where specifically indicated, amounts in Swiss francs have been translated into U.S. dollars. These translations are provided for convenience only, and they are not representations that the Swiss franc could be converted into U.S. dollars at the rate indicated. These translations have been made using the twelve o'clock buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2009, unless otherwise indicated. The twelve o'clock buying rate for Swiss francs on December 31, 2009 was $1.00 = CHF 1.0358. The twelve o'clock buying rate for Swiss francs on March 12, 2010 was $1.00 = CHF 1.0599.

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

        These forward-looking statements include, but are not limited to the following:

  •
  statements in "Item 3. Key Information—Dividends and Dividend Policy" regarding our policy on future dividend payments,

  •
  statements in "Item 3. Key Information—Risk Factors,"

  •
  statements in "Item 4. Information on the Company" regarding the timing of intended capital expenditures,

  •
  statements in "Item 5. Operating and Financial Review and Prospects" regarding our management objectives, including our mid-term outlook, as well as trends in results, prices, volumes, operations, margins and overall market trends, and

  •
  statements in "Item 8. Financial Information—Legal Proceedings" regarding the outcome of certain legal and compliance matters.

        By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the countries and industries in which we operate, may differ materially from those described in or suggested by the forward-looking statements contained in this Annual Report. In addition, even if our results of operations, financial condition and liquidity, and the development of the countries and industries in which we operate, are consistent with the forward-looking statements contained in this Annual Report, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause actual results to differ materially from our expectations are contained in cautionary statements in this Annual Report and include, without limitation, the following:

  •
  Our business is exposed to risks associated with the weakened global economy and political conditions.

  •
  Illegal behavior by any of our employees or agents could have a material adverse impact on our consolidated operating results, cash flows, and financial position as well as on our reputation and our ability to do business.

  •
  Our operations in emerging markets expose us to risks associated with conditions in those markets.

  •
  Undertaking long-term, fixed price or turnkey projects exposes our businesses to risk of loss should our actual costs exceed our estimated or budgeted costs.

  •
  Our international operations expose us to the risk of fluctuations in currency exchange rates.

  •
  Our hedging activities may not protect us against the consequences of significant fluctuations in exchange rates, interest rates or commodity prices on our earnings and cash flows.

  •
  Increases in costs or limitation of supplies of raw materials may adversely affect our financial performance.

  •
  The weakening or unavailability of our intellectual property rights could adversely affect our business.

  •
  We operate in very competitive markets and could be adversely affected if we fail to keep pace with technological changes.

  •
  Many of our contracts contain performance obligations that require innovative design capabilities, are technologically complex, require state-of-the-art manufacturing expertise or are dependent upon factors not wholly within our control. Failure to meet these obligations could adversely affect our profitability and future prospects.

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

  •
  Examinations by tax authorities and changes in tax regulations could result in lower earnings and cash flows.

  •
  If we cannot successfully implement the planned integration of our different Enterprise Resource Planning (ERP) systems, then we may be unable to produce reliable accounts, and our business and reputation may be adversely affected.

  •
  If we are unable to attract and retain qualified management and personnel then our business may be adversely affected.

  •
  Anticipated benefits of mergers, acquisitions, joint ventures or strategic alliances may not be realized.

  •
  We could be affected by future laws or regulations enacted to address climate change concerns as well as the physical effects of climate change.

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

        Our selected financial data are presented in the following tables in accordance with U.S. GAAP and have been derived from our published Consolidated Financial Statements. Our Consolidated Financial Statements as of and for each of the years ended December 31, 2009, 2008, 2007, 2006 and 2005 were audited by Ernst & Young AG.

INCOME STATEMENT DATA(1):

	2009	2008	2007	2006	2005
	($ in millions, except per share data in $)
Total revenues	31,795	34,912	29,183	23,281	20,964
Total cost of sales	(22,470)	(23,972)	(20,215)	(16,537)	(15,510)
Gross profit	9,325	10,940	8,968	6,744	5,454
Selling, general and administrative expenses	(5,528)	(5,822)	(4,975)	(4,326)	(3,780)
Other income (expense), net	329	(566)	30	139	37
Earnings before interest and taxes	4,126	4,552	4,023	2,557	1,711
Interest and dividend income	121	315	273	147	153
Interest and other finance expense(2)	(127)	(349)	(383)	(307)	(407)
Income from continuing operations before taxes and cumulative effect of accounting change	4,120	4,518	3,913	2,397	1,457
Provision for taxes	(1,001)	(1,119)	(595)	(686)	(464)
Income from continuing operations before cumulative effect of accounting change, net of tax	3,119	3,399	3,318	1,711	993
Income (loss) from discontinued operations, net of tax(3)	17	(21)	586	(142)	(127)
Income before cumulative effect of accounting change, net of tax	3,136	3,378	3,904	1,569	866
Cumulative effect of accounting change, net of tax(2)(4)	—	—	(49)	—	(5)
Net income	3,136	3,378	3,855	1,569	861
Net income attributable to noncontrolling interests	(235)	(260)	(244)	(179)	(126)
Net income attributable to ABB	2,901	3,118	3,611	1,390	735
Amounts attributable to ABB shareholders:
Income from continuing operations before cumulative effect of accounting change, net of tax	2,884	3,142	3,083	1,544	859
Income (loss) from discontinued operations, net of tax	17	(24)	577	(154)	(119)
Cumulative effect of accounting change, net of tax	—	—	(49)	—	(5)
Net income	2,901	3,118	3,611	1,390	735
Basic earnings (loss) per share:
Income from continuing operations before cumulative effect of accounting change	1.26	1.37	1.37	0.73	0.42
Income (loss) from discontinued operations, net of tax	0.01	(0.01)	0.25	(0.08)	(0.06)
Cumulative effect of accounting change, net of tax	—	—	(0.02)	—	—
Net income	1.27	1.36	1.60	0.65	0.36
Diluted earnings (loss) per share:
Income from continuing operations before cumulative effect of accounting change	1.26	1.37	1.34	0.70	0.41
Income (loss) from discontinued operations, net of tax	0.01	(0.01)	0.25	(0.07)	(0.05)
Cumulative effect of accounting change, net of tax	—	—	(0.02)	—	—
Net income	1.27	1.36	1.57	0.63	0.36
Average number of shares (in millions) used to compute:
Basic earnings (loss) per share attributable to ABB shareholders	2,284	2,287	2,258	2,128	2,029
Diluted earnings (loss) per share attributable to ABB shareholders	2,288	2,296	2,308	2,248	2,138

BALANCE SHEET DATA(1):

	December 31,
	2009	2008	2007	2006	2005
	($ in millions)
Cash and equivalents	7,119	6,399	4,650	4,198	3,136
Marketable securities and short-term investments	2,433	1,354	3,240	351	315
Total assets	34,728	33,011	30,841	24,922	22,006
Long-term debt	2,172	2,009	2,138	3,160	3,932
Total debt(5)	2,333	2,363	2,674	3,282	4,096
Capital stock and additional paid-in capital	3,943	4,841	5,780	4,514	3,121
Total stockholders' equity (including noncontrolling interests)(6)	14,473	11,770	11,549	6,489	3,824

CASH FLOW DATA:

	2009	2008	2007	2006	2005
	($ in millions)
Net cash provided by operating activities	4,027	3,958	3,054	1,939	1,012
Net cash provided by (used in) investing activities	(2,220)	114	(2,291)	(694)	(316)
Net cash provided by (used in) financing activities	(1,301)	(2,119)	(625)	(392)	(896)

(1)
Certain amounts reported in prior years have been reclassified to conform to the current year's presentation. These changes primarily relate to the reclassification of cash-settled call options hedging warrant appreciation rights under our management incentive plan to derivatives (from marketable securities and short-term investments) in the Consolidated Balance Sheets and the presentation of deferred tax assets and liabilities on a net basis (where permitted) rather than on a gross basis in the Consolidated Balance Sheets.

(2)
In 2009, we adopted a new accounting standard that changed the accounting for convertible debt instruments that contained cash settlement features. Although we did not have any convertible debt instruments outstanding at December 31, 2009, 2008 and 2007, we adopted the provisions of this new standard on a retroactive basis to January 1, 2007, as they related to our 1 billion Swiss francs 3.5% convertible bonds (issued 2003) fully converted by bondholders in 2007. The impact on our Consolidated Income Statement in 2007 was (i) a loss of $49 million from the effect of the accounting change and (ii) a loss of $97 million from the conversion of bonds and amortization of discount, recorded in "Interest and other finance expense" (see "Note 2 Significant accounting policies—New accounting pronouncements"). As permitted under this standard, we have elected to apply the provisions of the standard only to those convertible instruments outstanding at any time during the periods presented in our Consolidated Financial Statements as of and for the each of the three years ended December 31, 2009. Consequently, the provisions of this standard have not been applied to the above selected financial data for 2006 and 2005.

(3)
Income (loss) from discontinued operations, net of tax, included costs related to the asbestos obligations of our U.S. subsidiary Combustion Engineering Inc, as well as various other minor gains and losses related to business divestments. Income from discontinued operations in 2007 primarily related to the gain of $530 million realized on the sale of the downstream oil and gas business. For additional information, see "Item 5. Operating and Financial Review and Prospects"; "Note 3 Acquisitions, divestments and discontinued operations" and "Note 15 Commitments and contingencies" to our Consolidated Financial Statements.

(4)
In 2005, we accounted for the adoption of a new accounting standard on asset retirement obligations as a change in accounting principle. Based on our outstanding obligations at that time, we recognized a cumulative loss of $5 million from the effect of the accounting change in the Consolidated Income Statement.

(5)
Total debt is equal to the sum of short-term debt (including current maturities of long-term debt) and long-term debt.

(6)
In 2009, we adopted a new accounting standard which changed the accounting and reporting for minority interests, which are recharacterized as noncontrolling interests and classified as a component of equity. This change was effective prospectively as of January 1, 2009, except for the presentation and disclosure requirements which apply retrospectively for all periods presented.

DIVIDENDS AND DIVIDEND POLICY

        Payment of dividends is subject to general business conditions, ABB's current and expected financial condition and performance and other relevant factors including growth opportunities. ABB's dividend policy is to pay a steadily rising, sustainable annual dividend over time.

        Dividends may be paid only if ABB Ltd has sufficient distributable profits from previous fiscal years or sufficient free reserves to allow the distribution of a dividend. In addition, at least 5 percent of ABB Ltd's annual net profits must be retained and booked as legal reserves, unless these reserves already amount to 20 percent of ABB Ltd's share capital. As a holding company, ABB Ltd's main sources of income are dividend and interest from its subsidiaries. At December 31, 2009, of the CHF 12,901 million of stockholders' equity recorded in the unconsolidated statutory financial statements of ABB Ltd prepared in accordance with Swiss law, CHF 3,587 million was attributable to share capital, CHF 1,064 million was attributable to legal reserves, CHF 1,028 million was attributable to reserves for treasury shares, CHF 3,328 million was attributable to other reserves and CHF 3,894 million represents net income and retained earnings available for distribution.

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

        We have established a dividend access facility for shareholders who are resident in Sweden under which these shareholders may register with Euroclear Sweden AB, as a holder of up to 600,004,716 shares, and receive dividends in the Swedish kronor equivalent to the dividend paid in Swiss francs without deduction of Swiss withholding tax. For further information, see "Item 10. Additional Information—Taxation."

        Because ABB Ltd pays cash dividends, if any, in Swiss francs (subject to the exception for certain shareholders in Sweden described above), exchange rate fluctuations will affect the U.S. dollar amounts received by holders of ADSs upon conversion of those cash dividends by Citibank, N.A., the depositary, in accordance with the Amended and Restated Deposit Agreement dated May 7, 2001.

        With respect to the years ended December 31, 2005 and 2006, ABB Ltd paid a dividend of CHF 0.12 (USD 0.10) per share and CHF 0.24 (USD 0.20) per share, respectively. With respect to each of the years ended December 31, 2007, and 2008, ABB Ltd paid a dividend of CHF 0.48 (USD 0.46 for 2007 and USD 0.45 for 2008) per share by way of a nominal value reduction (reduction in the par value of each share). The USD amounts for each of the foregoing dividend payments made in CHF have been translated using the average rates of the month in which the dividends were paid.

        With respect to the year ended December 31, 2009, ABB Ltd's board of directors has proposed to pay a dividend of CHF 0.51 per share by way of a nominal value reduction, subject to approval by shareholders at ABB's 2010 Annual General Meeting and certain subsequent actions required under Swiss law.

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

Our business is exposed to risks associated with the weakened global economy and political conditions.

        Adverse changes in economic or political conditions, both inside and outside the U.S., could have a material adverse effect on our business, financial condition, results of operations and liquidity. During the last two years, the volatility in the global financial markets reached very high levels. Volatile oil prices, falling equity market values, declining business, weakened consumer confidence, risks of increased inflation and deflation and increased unemployment rates created fears of a severe recession. These disruptions may continue to have an ongoing adverse effect on the world economy. We are unable to predict how long the economic volatility will last. Continuing economic volatility and financial market disruptions may adversely impact the demand for our products and services. For example, the current lack of confidence and the shortage of credit in the financial markets may prevent our customers and suppliers from obtaining the financing required to pursue their business activities as planned, and thereby force them to modify, delay or cancel plans to purchase or supply our products or services or to execute transactions. Payment terms, especially the level of advance payments in large orders, may become less favorable. In addition, if our customers do not generate sufficient revenue, or fail to obtain access to the capital markets, they may not be able to pay, or may delay payment of, the amounts they owe us. Customers with liquidity issues may lead to additional bad debt expense for us, which may adversely affect our results of operations and cash flows. In addition, we are subject to the risk that the counterparties to our credit agreements and hedging transactions may go bankrupt if they suffer catastrophic demand on their liquidity that will prevent them from fulfilling their contractual obligations to us.

        Apart from the effects of the credit crisis and the economic slowdown that it entailed, our business environment is influenced by numerous other economic or political uncertainties which will affect the global economy and the international capital markets. In periods of slow economic growth or decline, our customers are more likely to decrease expenditures on the types of products and systems we supply and we are more likely to experience decreased revenues as a result. Our power technology divisions are affected by the level of investments by utilities, and our automation technology divisions are affected by conditions in a broad range of industries, including the automotive, pharmaceutical, pulp and paper, marine, metals and minerals and manufacturing and consumer industries. At various times during the last several years, we also have experienced, and may experience in the future, gross margin declines in certain businesses, reflecting the effect of items such as competitive pricing pressures, inventory write-downs, charges associated with the cancellation of planned expansion, increases in pension and postretirement benefit expenses, and increases in component and manufacturing costs resulting from higher labor and material costs borne by our manufacturers and suppliers that, as a result of competitive pricing pressures or other factors, we are unable to pass on to our customers. Economic downturns also may lead to restructuring actions and associated expenses. Uncertainty about future economic conditions makes it difficult for us to forecast operating results and to make decisions about future investments.

        In addition, we are subject to the risks that our business operations in or with certain countries, including those identified as state sponsors of terrorism, may be adversely effected by trade or economic sanctions or other restrictions imposed on these countries and that actual or potential investors that object to these business operations may adversely affect the price of our shares by disposing of, or deciding not to, purchase our shares.

Illegal behavior by any of our employees or agents could have a material adverse impact on our consolidated operating results, cash flows, and financial position as well as on our reputation and our ability to do business.

        Certain of our employees or agents have taken, and may in the future take, actions that violate or are alleged to violate the U.S. Foreign Corrupt Practices Act of 1977 (FCPA), legislation promulgated pursuant to the 1997 Organization for Economic Co-operation and Development (OECD) Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, applicable antitrust laws and other applicable laws or regulations. For more information regarding investigations of past actions taken by certain of our employees, see "Item 8. Financial Information—Legal Proceedings." Such actions have resulted, and in the future could result, in governmental investigations, enforcement actions and civil and criminal penalties, including monetary penalties and other sanctions. It is possible that any governmental investigation or enforcement action arising from these matters could conclude that a violation of applicable law has occurred and the consequences of any such investigation or enforcement action may have a material adverse impact on our consolidated operating results, cash flows and financial position. In addition, such actions, whether actual or alleged, could damage our reputation and ability to do business.

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

        A significant amount of our operations is conducted in the emerging markets of Latin America, Asia, the Middle East and Africa. In 2009, approximately 40 percent of our consolidated revenues were generated from these emerging markets. Operations in emerging markets can present risks that are not encountered in countries with well-established economic and political systems, including:

  •
  economic instability, which could make it difficult for us to anticipate future business conditions in these markets, cause delays in the placement of orders for projects that we have been awarded and subject us to volatile geographic markets,

  •
  political or social instability, which could make our customers less willing to make cross-border investments in such regions and could complicate our dealings with governments regarding permits or other regulatory matters, local businesses and workforces,

  •
  boycotts and embargoes that may be imposed by the international community on countries in which we operate, which could adversely affect the ability of our operations in those countries to obtain the materials necessary to fulfill contracts and our ability to pursue business or establish operations in those countries,

  •
  foreign state takeovers of our facilities in these countries,

  •
  significant fluctuations in interest rates and currency exchange rates,

  •
  the imposition of unexpected taxes or other payments on our revenues in these markets,

  •
  the ability to obtain financing and/or insurance coverage from export credit agencies, and

  •
  the introduction of exchange controls and other restrictions by foreign governments.

        Additionally, political and social instability resulting from increased violence in certain countries in which we do business have raised concerns about the safety of our personnel. These concerns may hinder our ability to send domestic personnel abroad and to hire and retain local personnel. Such concerns may require us to increase security for personnel traveling to such facilities or to conduct more operations from our other facilities rather than from facilities located in these political and socially unstable countries, which may negatively impact our operations and result in higher costs and inefficiencies.

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

Undertaking long-term, fixed price or turnkey projects exposes our businesses to risk of loss should our actual costs exceed our estimated or budgeted costs.

        We derive a portion of our revenues from long-term, fixed price or turnkey projects that are awarded on a competitive basis and can take many months, or even years, to complete. Such contracts involve substantial risks, including the possibility that we may underbid and the fact that we typically assume substantially all of the risks associated with completing the project and the post-completion warranty obligations. These risks include the project's technical risk, meaning that we must tailor our products and systems to satisfy the technical requirements of a project even though, at the time we are awarded the project, we may not have previously produced such a product or system. The revenue, cost and gross profit realized on such contracts can vary, sometimes substantially, from our original projections because of changes in conditions, including but not limited to:

  •
  unanticipated technical problems with the equipment being supplied or developed by us which may require us to incur incremental expenses to remedy the problem,

  •
  changes in the cost of components, materials or labor,

  •
  difficulties in obtaining required governmental permits or approvals,

  •
  project modifications which create unanticipated costs,

  •
  delays caused by local weather and geological conditions, including natural disasters,

  •
  customer delays,

  •
  shortages of construction equipment,

  •
  changes in law or government policy,

  •
  supply bottlenecks, especially of key components, and

  •
  suppliers', subcontractors' or consortium partners' failure to perform.

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

        If we are unable to successfully manage the risk of changes in exchange rates, interest rates or commodity prices or if our hedging counterparties are unable to perform their obligations under our hedging agreements with them, then changes in these rates and prices could have an adverse effect on our financial condition and results of operations.

Increases in costs or limitation of supplies of raw materials may adversely affect our financial performance.

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

        We operate in very competitive environments in particular with respect to product performance, developing integrated systems and applications that address the business challenges faced by our customers, pricing, new product introduction time and customer service. The relative importance of these factors differs across the geographic markets and product areas that we serve. The markets for our products and services are characterized by evolving industry standards (particularly for our automation technology products and systems), rapidly changing technology and increased competition as a result of privatization (particularly for our power products and systems). For example, for a number of years, power transmission and distribution providers throughout the world have been undergoing substantial privatization. This has increased their need for timely product and service innovations that increase efficiency and allow them to compete in a deregulated environment. Additionally, the continual development of advanced technologies for new products and product enhancements is an important way in which we maintain acceptable pricing levels. If we fail to keep pace with technological changes in the industrial sectors that we serve, we may experience price erosion and lower margins.

        The principal competitors for our automation technology products, systems and services include Emerson Electric Co., Honeywell International, Inc., Invensys plc, Schneider Electric SA and Siemens AG. We primarily compete with Areva SA, Schneider Electric SA and Siemens AG in sales of our power technology products and systems. All of our primary competitors are sophisticated companies with significant resources that may develop products and services that are superior to our products and services or may adapt more quickly than we do to new technologies, industry changes or evolving customer requirements. Our failure to anticipate or respond quickly to technological developments or customer requirements could adversely affect our business, results of operations, financial condition and liquidity.

Many of our contracts contain performance obligations that require innovative design capabilities, are technologically complex, require state-of-the-art manufacturing expertise or are dependent upon factors not wholly within our control. Failure to meet these obligations could adversely affect our profitability and future prospects.

        We design, develop and manufacture technologically advanced and innovative products and services applied by our customers in a variety of environments. Problems and delays in development or delivery as a result of issues with respect to design, technology, licensing and patent rights, labor, learning curve assumptions or materials and components could prevent us from achieving contractual requirements.

        In addition, our products cannot be tested and proven in all situations and are otherwise subject to unforeseen problems. Examples of unforeseen problems that could negatively affect revenue and profitability include premature failure of products that cannot be accessed for repair or replacement, problems with quality, country of origin, delivery of subcontractor components or services and unplanned degradation of product performance. Among the factors that may affect revenue and profits could be unforeseen costs and expenses not covered by insurance or indemnification from the customer, diversion of management focus in responding to unforeseen problems, loss of follow-on work, and, in the case of certain contracts, repayment to the customer of contract cost and fee payments we previously received.

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

        Our customer base also is undergoing consolidation. Consolidation within our customers' industries (such as the marine and cruise industry, the automotive, aluminum, steel, pulp and paper, pharmaceutical industries and the oil and gas industry) could affect our customers and their relationships with us. If one of our competitors' customers acquires any of our customers, we may lose its business. Additionally, as our customers become larger and more concentrated, they could exert pricing pressure on all suppliers, including us. For example, in an industry such as power transmission, which historically has consisted of large and concentrated customers such as utilities, price competition can be a factor in determining which products and services will be selected by a customer.

We are subject to environmental laws and regulations in the countries in which we operate. We incur costs to comply with such regulations, and our ongoing operations may expose us to environmental liabilities.

        Our operations are subject to U.S., European and other laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Our manufacturing facilities use and produce paint residues, solvents, metals, oils and related residues. We use petroleum-based insulation in transformers, polyvinylchloride (PVC) resin to manufacture PVC cable and chloroparaffin as a flame retardant. We have manufactured and sold, and we are using in some of our factories, certain types of transformers and capacitors containing polychlorinated biphenyls (PCBs). These are considered to be hazardous substances in many jurisdictions in which we operate. We may be subject to substantial liabilities for environmental contamination arising from the use of such substances. All of our manufacturing operations are subject to ongoing compliance costs in respect of environmental matters and the associated capital expenditure requirements.

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

        Product liability claims brought against us may be based in tort or in contract, and typically involve claims seeking compensation for personal injury or property damage. If the claimant runs a commercial business, claims are often made also for financial losses arising from interruption of operations. Based on the nature and application of many of the products we manufacture, a defect or alleged defect in one of these products could have serious consequences. For example:

  •
  If the products produced by our power technology divisions are defective, there is a risk of fires, explosions and power surges and significant damage to electricity generating, transmission and distribution facilities as well as electrical shock causing injury or death.

  •
  If the products produced by our automation technology divisions are defective, our customers could suffer significant damage to facilities and equipment that rely on these products and systems to properly monitor and control their manufacturing processes. Additionally, people could be exposed to electrical shock and/or other harm causing injury or death.

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

        We operate in approximately 100 countries around the world and, as of December 31, 2009, employed approximately 116,000 people. As of December 31, 2009, approximately 52 percent of our employees were located in Europe, approximately 15 percent in the Americas, approximately 26 percent in Asia and approximately 7 percent in the Middle East and Africa. In order to manage our day-to-day operations, we must overcome cultural and language barriers and assimilate different business practices. In addition, we are required to create compensation programs, employment policies and other administrative programs that comply with the laws of multiple countries. We also must communicate and monitor group-wide standards and directives across our global network. Our failure to manage successfully our geographically diverse operations could impair our ability to react quickly to changing business and market conditions and to enforce compliance with group-wide standards and procedures.

We have retained liability for environmental remediation costs relating to businesses that we sold in 2000, and we could be required to make payments in respect of these retained liabilities in excess of established provisions.

        We have retained liability for environmental remediation costs at two sites in the U.S. that were operated by our nuclear technology business, which we sold in April 2000 to British Nuclear Fuels plc (BNFL). We have retained all environmental liabilities associated with our Combustion Engineering subsidiary's Windsor, Connecticut facility and a portion of the liabilities associated with our former ABB C-E Nuclear Power, Inc. subsidiary's Hematite, Missouri facility. The primary environmental liabilities associated with these sites relate to the costs of remediating radiological and chemical contamination upon decommissioning the facilities. Based on information that BNFL has made available, we believe remediation may take until at least 2015 at the Hematite site. We estimate that the remediation will take at least until 2012 at the Windsor site. At the Windsor site, we believe that a significant portion of such remediation costs will be the responsibility of the U.S. government pursuant to U.S. federal law, although the exact amount of such responsibility cannot reasonably be estimated. In connection with the sale of the nuclear business in April 2000, we established a provision of $300 million in respect of estimated remediation costs related to these facilities. Expenditures charged to the remediation provision were $11 million and $4 million during 2009 and 2008, respectively. The provision balance was $230 million and $241 million at December 31, 2009 and 2008, respectively. Due to the nature of remediation activities, it is possible that we could be required to make expenditures in excess of the provision. Potential excess expenditures cannot reasonably be estimated at this time. See "Item 5. Operating and Financial Review and Prospects—Environmental Liabilities."

If we fail to make the payments required under the Modified Plan of Reorganization for Combustion Engineering (the CE Plan) we could trigger an injunction default which would lead to the termination of the channeling injunction under the CE Plan.

        Our Combustion Engineering, Inc. subsidiary (CE) had been a co-defendant in a large number of lawsuits claiming damage for personal injury resulting from exposure to asbestos. Since early 2003, we and our subsidiaries have been seeking to resolve our asbestos-related personal injury liabilities related to CE. A plan of reorganization for CE was filed under Chapter 11 of the U.S. Bankruptcy Code and during 2006 the CE Plan became effective.

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

        Under the CE Plan, ABB Ltd and certain of its subsidiaries have contingent payment obligations of $50 million for which we established a provision. Failure to satisfy those payment obligations could lead to an injunction default which would lead to the termination of the channeling injunction under the plan. In such case, all claims which were previously subject to the injunction would need to be resolved through the tort system. This could also cause our credit ratings to be downgraded, restrict our access to the capital markets or otherwise have a material adverse effect on our financial condition, results of operations, cash flows and liquidity.

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

Examinations by tax authorities and changes in tax regulations could result in lower earnings and cash flows.

        We operate in approximately 100 countries and therefore are subject to different tax regulations. Changes in tax law could result in higher tax expense and payments. Furthermore, this could materially impact our tax receivables and liabilities as well as deferred tax assets and deferred tax liabilities. In addition, the uncertainty of tax environment in some regions could limit our ability to enforce our rights. As a globally operating organization, we conduct business in countries subject to complex tax rules, which may be interpreted in different ways. Future interpretations or developments of tax regimes may affect our tax liability, return on investments and business operations. We are regularly examined by tax authorities in various jurisdictions.

If we cannot successfully implement the planned integration of our different ERP systems, then we may be unable to produce reliable accounts, and our business and reputation may be adversely affected.

        In a number of specific countries, we are integrating our various ERP systems into country-wide ERPs in an effort to standardize and consolidate our accounting and reporting processes. A significant portion of these remaining system integrations are planned to occur during 2010. If we cannot successfully implement the planned integration activities, we may be unable to produce reliable accounts and our business and reputation may be adversely affected.

If we are unable to attract and retain qualified management and personnel then our business may be adversely affected.

        Our success depends in part on the abilities of our personnel, particularly our senior management team and key employees. If we are unable to attract and retain members of our senior management team and key employees this could have an adverse effect on our business.

Anticipated benefits of mergers, acquisitions, joint ventures or strategic alliances may not be realized.

        As part of our overall strategy, we may, from time to time, merge with or acquire businesses, or form joint ventures or create strategic alliances. Whether we realize the anticipated benefits from these transactions depends, in part, upon the integration between the businesses involved, the performance of the underlying products, capabilities or technologies and the management of the transacted operations. Accordingly, our financial results could be adversely affected from unanticipated performance issues, transaction-related charges, amortization of expenses related to intangibles, charges for impairment of long-term assets and partner performance. Although we believe that we have established appropriate and adequate procedures and processes to mitigate these risks, there is no assurance that these transactions will be successful.

We could be affected by future laws or regulations enacted to address climate change concerns as well as the physical effects of climate change.

        Although we do not believe existing or pending laws and regulations intended to address climate change concerns will materially adversely affect our current business or operations, such laws and regulations could materially affect us in the future. We may need to incur additional costs to comply with these laws and regulations. We could also be affected indirectly by increased prices for goods or services provided to us by companies that are directly affected by these laws and regulations and pass their increased costs through to their customers. At this time, we cannot estimate what impact such costs may have on our business, results of operations or financial condition. We could also be affected by the physical consequences of climate change itself, although we cannot estimate what impact those consequences might have on our business or operations.

Item 4.    Information on the Company

INTRODUCTION

About ABB

        We are a global leader in power and automation technologies that are designed to improve performance and lower the environmental impact for our utility and industrial customers. We provide a broad range of products, systems, solutions and services that are designed to improve power grid reliability, increase industrial productivity and enhance energy efficiency. Our focus on power transmission, distribution and power-plant automation serves electric, gas and water utilities, as well as industrial and commercial customers. We also deliver automation systems that measure, control, protect and optimize plant applications across a full range of industries.

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

        In January 1988, Asea AB and BBC Brown Boveri AG each contributed almost all of their businesses to the newly formed ABB Asea Brown Boveri Ltd, of which they each owned 50 percent. In 1996, Asea AB was renamed ABB AB and BBC Brown Boveri AG was renamed ABB AG. In February 1999, the ABB Group announced a group reconfiguration designed to establish a single parent holding company and a single class of shares. ABB Ltd was incorporated on March 5, 1999, under the laws of Switzerland. In June 1999, ABB Ltd became the holding company for the entire ABB Group. This was accomplished by having ABB Ltd issue shares to the shareholders of ABB AG and ABB AB, the two publicly traded companies that formerly owned the ABB Group. The ABB Ltd shares were exchanged for the shares of those two companies, which, as a result of the share exchange and certain related transactions, became wholly-owned subsidiaries of ABB Ltd and are no longer publicly traded. ABB Ltd shares are currently listed on the SIX Swiss Exchange, the NASDAQ OMX Stockholm Exchange and the New York Stock Exchange (in the form of American Depositary Shares).

Organizational structure

        Our business is international in scope and we generate revenues in numerous currencies. We operate in approximately 100 countries and have structured our global organization into four regions: Europe, the Americas, Asia and the Middle East and Africa (MEA). We are headquartered in Zurich, Switzerland.

        We manage our business based on a divisional structure. In 2009, our business comprised five divisions: Power Products, Power Systems, Automation Products, Process Automation and Robotics. For a breakdown of our consolidated revenues (i) by core division and (ii) derived from each geographic region in which we operate, see "Item 5. Operating and Financial Review and Prospects—Analysis of Results of Operations—Revenues."

        As of January 1, 2010, the automation divisions—primarily the Automation Products and Robotics divisions—were realigned to better meet market demands. For 2010, therefore, our business comprises the Power Products, Power Systems, Low Voltage Products, Discrete Automation and Motion, and Process Automation divisions. See "Business Divisions—Industry Background—Automation Market" for additional information related to the realignment of certain business divisions. Except where the context otherwise requires or where otherwise indicated, the information below is presented to reflect our business prior to this realignment.

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

BUSINESS DIVISIONS

  Industry Background

        Our five divisions operate across two key markets, the power market and the automation market. Revenue figures presented in this Business Divisions section are before interdivisional eliminations.

  Power Market

        The power market uses products, systems and services designed primarily to deliver electricity. Electricity is generated in power stations and is then fed into an electricity grid, from where it is transmitted and distributed to consumers. The portions of an electricity grid that operate at the highest voltages are "transmission" systems, while those that operate at lower voltages are "distribution" systems. Transmission systems link power generation sources to distribution systems, often over long distances. Distribution systems then branch out over shorter distances to carry electricity from the transmission system to end users. These electricity networks incorporate sophisticated devices to control and monitor operations and to prevent damage from failures or stresses.

        Electricity is transformed at different stages in the delivery process between the source and the ultimate end user. For example, electrical power is often generated in large power plants at 10 to 20 kilovolts. Because this voltage is too low to be transmitted efficiently, transformers are used to increase the voltage (up to 1,000 kilovolts) for long-distance transmission. This reduces losses and increases the amount of power that can be carried per line.

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

        There is a global trend toward deregulation and privatization of the power market, which is creating a more competitive environment for our customers. This trend is evident in the United States, parts of South America, and Europe, and is developing in other regions. The creation of a free market for electricity requires our customers to become more cost-efficient and reliable to compete as a lowest-cost provider among power suppliers. Grid operators must be able to deliver power to customers that are hundreds or thousands of miles away within a few minutes. As more disturbance-sensitive loads (such as computers and telecommunications systems) have been added to networks, demand for reliable, high-quality electricity and "smarter" grids has increased. Power suppliers can achieve this efficiency and reliability in a number of ways, including the following:

  •
  replacing and modernizing assets and investing in information technology-based control and monitoring equipment and communications networks to control and supervise power networks based on instantaneous access to information,

  •
  upgrading current technologies and introducing new technologies to improve network reliability, increase network power rating and enhance the control of power flow through existing transmission and distribution assets,

  •
  developing new power transmission systems to link power generation sources with distant load centers, as is the case, for example, in China, or to link neighboring power grids in order to optimize existing power generation capacity across borders, as, for example, in Europe between Central Europe and Scandinavia, and

  •
  developing energy trading systems.

        Another major trend is the discussion on climate change, which has created a strong interest in energy-efficient and environmentally-friendly solutions. Both drivers have a direct impact on our business as ABB delivers solutions to increase the energy efficiency of existing electrical infrastructure and to integrate renewable energy such as wind and solar power into the electricity grid.

  Automation Market

        The automation market uses products, systems and services designed primarily to improve product quality, energy efficiency and productivity in industrial and manufacturing applications. The automation market can be divided into three sectors:

  •
  Process automation refers to control systems, plant electrification and other applications used in processes where the main objective is continuous production, such as in the oil and gas, power, chemicals, minerals, metals and pulp and paper industries. Product lines for this market include plant electrification, instrumentation, analytical measurement and control products and systems, as well as motors and drives.

  •
  Factory automation refers to discrete operations that manufacture individual items for automotive and general industry areas such as foundry, metal fabrication, plastics, consumer electronics and food and beverage. Product lines for this market include robots and application equipment, product and system services and modular manufacturing solutions, as well as motors, drives, and low voltage products for control and power applications.

  •
  Building automation comprises product lines and applications particularly targeted at the building industry. Product lines for this market include a wide range of low-voltage products for control of climate, lighting and security for optimal management of the energy cost of buildings.

        Effective January 1, 2010, ABB reorganized its automation divisions to align their activities more closely with those of its customers. These changes are expected to enable ABB to better capture growth opportunities in service, expand its presence in the discrete manufacturing sector and better respond to the increasing demand for energy efficient solutions.

        Under the realignment, the business units from the Automation Products and Robotics divisions were regrouped into two new divisions—Discrete Automation and Motion, and Low Voltage Products. The Process Automation division remained unchanged except for the addition of the instrumentation business from the Automation Products division.

        The new divisions are as follows:

  •
  the new Low Voltage Products division includes businesses producing mainly low-voltage electrical equipment that is sold to wholesalers, original equipment manufacturers (OEMs) as well as system integrators. This equipment provides an opportunity to offer customers a moderate level of service, such as spare parts and replacements. If the divisional realignment was applied to 2009 data, the division would have had revenues of $4.1 billion and about 18,800 employees.

  •
  the new Discrete Automation and Motion division includes products and systems targeted at discrete manufacturing applications, such as robotics and programmable logic controllers, and providing motion in plants, such as motors and drives. These businesses help customers to increase the productivity and energy efficiency of their assets. It also includes a significant offering of products and services for the renewable sectors of solar and wind, as well as the rail segment. These businesses sell mainly to OEMs, system integrators and directly to end users, and provide an opportunity to offer customers a more intensive, tailored level of service. If the divisional realignment was applied to 2009 data, the division would have had revenues of $5.4 billion and about 17,700 employees.

  •
  Process Automation will remain unchanged except for the addition of our instrumentation business, which was part of the Automation Products division. The move will strengthen the division's process automation platform as instruments measuring temperature, flow, pressure, and so forth, are key to optimizing industrial processes. If the divisional realignment was applied to 2009 data, the division would have had revenues of $7.8 billion and about 28,200 employees.

Power Products Division

  Overview

        Our Power Products division serves primarily electric utilities, as well as gas and water utilities and industrial and commercial customers, with a broad range of products and services for power transmission and distribution. Direct sales account for a majority of the division's total product sales, and sales through external channel partners, such as wholesalers, distributors and OEMs, account for the remainder. Key technologies include high- and medium-voltage switchgear, circuit breakers for various current and voltage levels, power and distribution transformers, as well as sensors and products to automate and control electrical and other utility networks. The division had approximately 33,300 employees and 110 manufacturing plants as of December 31, 2009 and generated $11.2 billion of revenues in 2009.

  The Power Products Division

        Our Power Products division manufactures three categories of products: High-voltage Products, Medium-voltage Products and Transformers. The division sells primarily to utilities, distributors, wholesalers, installers and OEMs in the utilities and power generation industries. Some of the division's products are integrated into the offerings of the Power Systems and Process Automation divisions or are sold through external channel partners such as engineering, procurement and construction (EPC) firms.

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

        In the medium-voltage area, the division develops products and systems that reduce outage times and improve power quality and control, which are key to improving operational efficiency of both utility and industrial customers. It supplies switching equipment both directly to end users and through distributors and OEMs. Some of its products provide connections between higher voltage substations and lower voltage uses. It produces a comprehensive line of medium-voltage equipment (1 to 50 kilovolts), including products such as indoor and outdoor switch disconnectors, breakers, reclosers, fuses, contactors, instrument transformers and sensors as well as air- and gas-insulated switchgear, motor control centers, and ring main units for primary and secondary distribution. It also produces indoor and outdoor modular systems, compact substations and power distribution centers. In addition, a significant portion of its products are sold through external channel partners such as OEMs.

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

  Customers

        The Power Products division's principal customers are electric utilities, owners and operators of power transmission systems, utilities that own or operate networks and owners and operators of power generating plants. Other customers include gas and water utilities, gas transmission companies, local distribution companies and multi-utilities, which are involved in the transmission or distribution of more than one commodity. The division also serves industrial and commercial customers, such as operators of large commercial buildings and heavy industrial plants.

  Sales and Marketing

        The Power Products division sells its products individually and as part of larger systems through our Power Systems division. Direct sales account for a majority of the division's total product sales, and sales through external channel partners, such as wholesalers, distributors and OEMs, account for the remainder. Because the Power Products and Power Systems divisions share many of the same customers and technologies, and are influenced by the same market drivers, the two divisions share a common sales force in most regions and countries.

  Competition

        On a global basis, the Power Products division's principal competitors are Siemens AG and Areva SA, and, in the medium-voltage market, Schneider Electric SA. We also compete regionally with companies such as Cooper Industries, Eaton Corporation, Crompton Greaves and Bharat Heavy Electricals Ltd.

  Capital Expenditures

        The Power Products division's capital expenditures for property, plant and equipment were $272 million in 2009, compared to $305 million and $209 million in 2008 and 2007, respectively. Principal investments in 2009 were in China, Sweden, Germany and the United States. Geographically, in 2009, Europe accounted for 51 percent of our capital expenditures, followed by 24 percent in Asia, 15 percent in the Americas and 10 percent in Middle East and Africa.

Power Systems Division

  Overview

        Our Power Systems division serves utilities, industrial and commercial customers with system solutions and services for the generation, transmission and distribution of electricity. Turnkey solutions include power plant electrics and automation, bulk power transmission, substations and network management. The division had approximately 16,000 employees in 80 countries as of December 31, 2009 and generated $6.5 billion of revenues in 2009.

  The Power Systems Division

        Our Power Systems division delivers systems in four areas: grid systems, network management, power generation, and substations. The division sells primarily to utilities, EPC companies and power generation industries. Some of the Power Products division's products are integrated into the offering of the Power Systems division.

        For grid systems, we provide power systems that are essential to grid reliability, including flexible alternating current transmission systems (FACTS) and we also sell high-voltage direct current (HVDC)

systems. Critical components in these systems are power semiconductors and cables which are also manufactured by the Power Systems division.

        We are a leading manufacturer of HVDC technology, which is an advanced technology for transporting electricity over long distances, feeding power from mainland sites to off-shore platforms or integrating large off-shore windpower into the power grid. It reduces power losses, increases system stability and provides a more controllable flow than high-voltage alternating current. An HVDC transmission system typically includes converters, which change alternating current to direct current and then back to alternating current when it reaches the terminal point, and transmission line cables, either above or below ground. Advances in converter and cable technology have enabled us to introduce a system called HVDC LightTM. Converter stations for HVDC LightTM are approximately one-fifth the size of conventional HVDC technology for the same rated power. HVDC LightTM extends the range of applications for underground or submarine high-voltage direct current. Typical applications include interconnection of separate networks that operate on different frequencies or provide variational power quality, such as wind parks. The system can also be used as a substitute for local power generation in remote areas, islands or oil platforms.

        We also provide FACTS devices to enhance power grid stability, improve power quality and increase transmission capability. FACTS devices include series compensators, static volt-amperes reactive compensators (SVCs) and SVC LightTM (based on the same unique technology as HVDC LightTM).

        HVDC, HVDC LightTM, FACTS, and SVC LightTM systems rely on advanced power semiconductor components. Our power semiconductor business develops and manufactures tailor-made components to maximize the performance of these systems. The Power Systems division supplies power semiconductor devices to other ABB businesses and to external customers in the power transmission and distribution, drives, and transportation markets.

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

  Customers

        The Power Systems division's principal customers are electric utilities, owners and operators of power transmission systems, utilities that own or operate networks and owners and operators of power generating plants. Other customers include gas and water utilities, transmission companies, local distribution companies and multi-utilities, which are involved in the transmission or distribution of more than one commodity. The division also serves industrial and commercial customers, such as operators of large commercial buildings and heavy industrial plants.

  Sales and Marketing

        The Power Systems division sells its offering primarily through a direct sales force of specialized sales engineering teams. Some sales are also handled through third-party channels, such as OEMs and system integrators or EPC firms. Because the Power Systems and Power Products divisions share many of the same customers and technologies, and are influenced by the same market drivers, the two divisions share a common sales force in most regions and countries.

  Competition

        On a global basis, the Power Systems division's principal competitors are Siemens AG and Areva SA. In the power generation area, the division's principal competitors are Areva SA, Emerson Electric Co., General Electric Company, Invensys plc and Siemens AG.

  Capital Expenditures

        The Power Systems division's capital expenditures for property, plant and equipment were $131 million in 2009, compared to $89 million and $50 million in 2008 and 2007, respectively. Principal investments in 2009 included replacement of existing equipment as well as capacity expansion, particularly in Sweden and Switzerland. Geographically, in 2009, Europe accounted for 86 percent of our capital expenditures, followed by 9 percent in Middle East and Africa, 3 percent in the Americas and 2 percent in Asia.

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

        The Automation Products division had approximately 35,000 people worldwide as of December 31, 2009, and generated $8.9 billion of revenues in 2009 through sales activities in more than 100 countries. The division has more than 100 manufacturing sites in 50 countries. Each day, the division delivers around one million products.

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

  Customers

        The Automation Products division serves a wide range of customers, primarily through channel partners such as distributors, wholesalers and OEMs. Customers include residential and commercial building contractors, process industries such as pulp and paper, oil and gas and metals and mining companies, rail equipment manufacturers, discrete manufacturing companies and renewable energy suppliers, particularly in the wind and solar sectors.

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

  Competition

        The Automation Products division's principal competitors vary by product line but include Alstom, Baldor Electric Company, Eaton Corporation, Emerson Electric Co., Endress+Hauser, Legrand, Mitsubishi, Rockwell Automation, Schneider Electric SA, Siemens AG, Yokogawa Electric Corporation and WEG Industries.

  Capital Expenditures

        The Automation Products division's capital expenditures for property, plant and equipment were $264 million in 2009, compared to $305 million and $193 million in 2008 and in 2007, respectively. Principal investments in 2009 were primarily related to ordinary course replacements of machinery and equipment mainly in Germany, Finland, Italy and China plus expansion investments in China, India and Bulgaria. Geographically, in 2009, Europe accounted for 64 percent of the capital expenditure, followed by 26 percent in Asia, 9 percent in Middle East and Africa and 1 percent in the Americas.

Process Automation Division

  Overview

        The Process Automation division provides products, systems, and services for the automation and optimization of industrial processes. Our main offerings are process automation, plant electrification and quality control systems, analytical measurement devices, turbochargers and marine propulsion systems. Our key end markets are the oil and gas, pulp and paper, metals and minerals, chemicals and pharmaceuticals, turbocharging and marine industries. The division had approximately 25,500 employees as of December 31, 2009, and generated revenues of $7.3 billion in 2009.

        The Process Automation division offers its products both as separately sold devices and as part of a total automation system. Our technologies are marketed both through direct sales forces and third party channels.

  The Process Automation Division

        The Process Automation division offers integrated process control systems, plant electrification systems, information management systems and industry-specific application knowledge for a variety of industries, primarily pulp and paper, minerals and mining, metals, chemicals and pharmaceuticals, oil and gas, turbocharging, power and the marine industry. Some of the Automation Products, Power Products and Robotics divisions' products are integrated into the offering of the Process Automation division.

        Our control systems are used in applications such as batch management, asset optimization, energy management and safety control. They are the hubs that link instrumentation, devices and systems for control and supervision of industrial processes and enable customers to integrate their production systems with their enterprise, resource and planning systems, thereby providing a link to their ordering, billing and shipping processes. This link allows customers to manage their entire manufacturing and business process based on real-time access to plant information. Additionally, it allows customers to increase production efficiency, optimize their assets and reduce environmental waste.

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

        A key element of this division's product offering is its System 800xA process automation platform. This product extends the capability of traditional process control systems, introducing advanced functions such as batch management, asset optimization and field device integration which "plug in" to a common user environment. The same user interface may also be used to manage components of existing multiple ABB control systems that have been installed in the market over approximately the past 20 years. In this way, System 800xA gives customers a way to migrate to new functions one step at a time, rather than having to make a large-scale capital investment to replace their entire control system. By creating a common user interface that can be used to manage multiple systems, the System 800xA also reduces the research and development investment needed to achieve a "one size fits all" solution across our large installed systems base.

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

        In the oil and gas sector, we provide solutions for onshore and offshore production and exploration, refining, and petrochemical processes, and oil/gas transportation and distribution. In the pharmaceuticals and fine chemicals areas, we offer applications to support manufacturing, packaging, quality control and compliance with regulatory agencies.

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

        We also offer full-service contracts across all of our customer segments, in which we take over in-house maintenance activities for customers and apply strategies to reduce overall maintenance costs and help optimize these investments. Demand for our process automation services is increasing as our customers seek to increase productivity by improving the performance of existing assets.

  Customers

        The Process Automation division's end customers are primarily companies in the oil and gas, minerals and mining, metals, pulp and paper, chemicals and pharmaceuticals, turbocharging and the marine industries.

  Sales and Marketing

        The Process Automation division uses a direct sales force as well as third-party channel partners, such as distributors, system integrators and OEMs. For the division as a whole, the majority of revenues are derived through the division's own direct sales channels.

  Competition

        The Process Automation division's principal competitors vary by industry or product line but include, Emerson Electric Co., Honeywell International Inc., Invensys plc, Metso Automation, Rockwell Automation, Schneider Electric SA, Siemens AG, Voith AG, Aspen Technologies, and Yokogawa Electric Corporation.

  Capital Expenditures

        The Process Automation division's capital expenditures for property, plant and equipment were $90 million in 2009, compared to $79 million and $91 million in 2008 and in 2007, respectively. Principal investments in 2009 were primarily related to our turbocharging production facilities and service stations in Switzerland, China, Japan, the United States and project-related investments mainly in Algeria, Finland, India, Sweden and Germany. In 2009, Europe accounted for 63 percent of capital expenditures, followed by 23 percent in Asia, 8 percent in the Americas and 6 percent in Middle East and Africa.

Robotics Division

  Overview

        Our Robotics division offers robot products, systems and services for the automotive and manufacturing industries. The division develops standardized manufacturing cells for many applications including machine tending, welding, cutting, painting, finishing and packing. It also provides fully engineered systems to automobile manufacturers for press automation, paint process automation, body in white assembly and power train assembly. The division also provides a full range of robotics services, from product and system maintenance to system design. The division had approximately 4,200 employees as of December 31, 2009 and generated $970 million of revenues in 2009. The Robotics division's manufacturing and research and development locations are organized globally, with headquarters in China.

  The Robotics Division

        The Robotics division offers robot products, systems and services for the automotive manufacturers and their sub-suppliers as well as general manufacturing industries, to improve product quality, productivity and consistency in manufacturing processes. Robots are also used in inhospitable environments which may be hazardous to employee health and safety, such as repetitive lifting, cold rooms or painting booths.

        In the automotive industry, the division's products and systems are used in such areas as press shop, body shop, paint shop, power train assembly, trim and final assembly. General industry segments in which robotics solutions are used range from metal fabrication, foundry, plastics, food and beverage, chemicals and pharmaceuticals to consumer electronics, solar and wood. Typical general industry applications include welding, material handling, painting, picking, packing and palletizing.

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

  Capital Expenditures

        The Robotics division's capital expenditures for property, plant and equipment were $14 million in 2009, compared to $28 million and $14 million in 2008 and 2007, respectively. Geographically, in 2009, Asia accounted for 54 percent of the capital expenditure, followed by 38 percent in Europe and 8 percent in the Americas.

DISCONTINUED OPERATIONS

Overview

        The following businesses and costs are included in our Consolidated Financial Statements as discontinued operations at December 31, 2009, 2008 and 2007:

  •
  Our Transformer business in South Africa, which was sold in 2008.

  •
  Our Lummus Global business, which was sold during 2007.

  •
  Our Building Systems business in Germany, which was sold during 2007.

  •
  In 2006, we and the buyer of the upstream oil and gas business entered into an agreement to settle certain items which were disputed by the buyer after the closing of the transaction in 2004. In 2007, we recorded income in connection with the release of certain provisions related to the divestment.

  •
  Our Power Lines businesses in Brazil and Mexico, which were sold during 2007.

  •
  Provisions and other expenses incurred in connection with asbestos-related claims. The status of our potential asbestos obligation is described in "Note 15 Commitments and contingencies" to our Consolidated Financial Statements.

  •
  Legal, professional and other fees related to the above disposals.

        See "Note 3 Acquisitions, divestments and discontinued operations" to our Consolidated Financial Statements for additional information.

CAPITAL EXPENDITURES

        Total capital expenditures for property, plant and equipment including non-acquisition related intangible assets amounted to $967 million, $1,171 million and $756 million in 2009, 2008 and 2007, respectively. Compared to the depreciation expenses, capital expenditures were 48 percent higher in 2009, 77 percent higher in 2008 and 26 percent higher in 2007.

        Due to the current geographic distribution of our production facilities, capital expenditures in 2009 remained at a significant level in mature markets, but were below the previous year's level. Capital expenditures in Europe were primarily driven by maintenance and upgrades of existing production facilities to improve productivity, mainly in Switzerland, Sweden and Germany. Capital expenditures in emerging markets also decreased somewhat from their record level in 2008, but are still significantly above the level of 2007. Expenditures were highest in China, India and Poland. Capital expenditures in emerging markets were mostly made to expand or build new facilities to increase the production capacity. The share of emerging markets capital expenditure as a percentage of total capital expenditure was 42 percent in 2009.

        The carrying value of property, plant and equipment sold amounted to $22 million, $50 million and $30 million in 2009, 2008 and 2007, respectively.

        Of the total sales of property, plant and equipment in 2009, a significant portion was related to real estate properties, mainly in Norway, France, Brazil and Switzerland. The remainder was related to machinery and equipment in various locations. Of the total sales of property, plant and equipment in 2008, the majority related to real estate properties in Switzerland, Brazil, Mexico, Poland and Italy. Of the total sales of property, plant and equipment in 2007, a significant portion was related to real estate properties in Norway, Sweden and Italy.

        Construction in progress for property, plant and equipment at December 31, 2009 was $564 million, mainly in Switzerland, Sweden, Germany, China, India and Poland. Construction in

progress for property, plant and equipment at December 31, 2008 was $534 million, mainly in Sweden, the United States, Switzerland, China and Germany. Construction in progress for property, plant and equipment at December 31, 2007 was $285 million, mainly in Sweden, the United States, China, India, Switzerland and Germany.

        In 2010, we plan to reduce our capital expenditures, but estimate the amount will be higher than our annual depreciation and amortization charge. We anticipate higher investments in the Americas and correspondingly lower capital spending in Europe.

SUPPLIES AND RAW MATERIALS

        We purchase a variety of raw materials for use in our production and project execution processes. The primary materials used in our products, by weight, are steel, copper, aluminum, mineral oil and various plastics. We also purchase a wide variety of fabricated products and electronic components. We operate a worldwide supply chain management network with employees dedicated to this function in business units and key countries. Over twenty global, and many divisional commodity teams take advantage of opportunities to leverage the scale of ABB, to optimize the efficiency of our supply networks, and to capture lowest possible costs worldwide.

        Our supply chain management organization's activities have continued to expand in recent years, to:

  •
  pool and leverage procurement of materials and services used by many of our production facilities,

  •
  improve our collaboration with supplier partners, through tools such as our supplier portal,

  •
  enhance the transparency of our spending through a comprehensive performance and reporting system linked to all of our ERP systems, and

  •
  build on the experience in our organization to establish a supply chain management excellence network, that supports the day-to-day requirements of our supply chain employees worldwide.

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

        We mitigate our exposure to commodity risk arising from changes in prices of raw materials by entering into hedges. For example, we manage copper and aluminum price risk using principally swap contracts based on London Metal Exchange prices or on New York Mercantile Exchange prices for these commodities. Our hedging policy is designed to minimize price volatility and create a stable cost base. Hedging has the effect of minimizing the unfavorable impact of price increases in commodities, but it also limits the favorable impact of decreasing prices. Certain gains and losses derived from our commodity hedging transactions are deferred and reflected in the cost of goods sold when the underlying physical transaction affects cost of goods sold. In addition to using hedging to reduce our exposure to fluctuations in raw materials prices, in some cases we can reduce this risk by incorporating changes in raw materials prices into the prices of our products.

        The costs for most of our electronic components, subassemblies and fabricated products were in line with our cost reduction initiatives and in many cases reduced compared to 2008. Procurement personnel in the business units, and in the countries in which we operate, along with the global commodities teams, continued to focus on component cost reduction efforts in all areas.

 PATENTS AND TRADEMARKS

        We believe that intellectual property is as important as tangible assets for a technology group such as ABB. Over the past ten years, we have almost doubled our total number of first patent filings, and we intend to continue our aggressive approach to seeking patent protection. Currently, we have about 18,000 patent applications and registrations, of which approximately 9,000 are pending applications. In 2009, we filed patent applications for approximately 800 new inventions. Based on our existing intellectual property strategy, we believe that we have adequate control over our core technologies. The "ABB" trademarks and logo are protected in all of the countries in which we operate. We aggressively defend the reputation associated with the ABB brand.

SUSTAINABILITY ACTIVITIES

        Sustainability management is one of our highest business priorities. We seek to address sustainability issues in all our business operations in order to improve our social and environmental performance continuously, and to enhance the quality of life in the communities and countries where we operate.

        Our social and environmental efforts include:

  •
  regularly implementing sustainability objectives covering all relevant parts of our operations,

  •
  joining initiatives that foster economic, environmental, social and educational development, and strengthen observance of human rights in business practice,

  •
  making positive contributions in the communities where we operate so they will welcome us and consider ABB an attractive employer and a good investment,

  •
  offering our customers eco-efficient products that save energy and are safe to use, that optimize the use of natural resources, minimize waste and reduce environmental impact over their complete life cycles,

  •
  applying non-financial risk assessment to projects, and key business decision-making processes,

  •
  sharing our latest technologies with emerging markets by, for example, helping customers in developing countries implement environmentally sound processes and technologies and providing environmental awareness training,

  •
  ensuring that our operations and processes comply with applicable environmental standards and social legislation. Specifically, every operating unit must implement an environmental management system that seeks to continuously improve its environmental performance.

  •
  ensuring that our social and environmental policies are communicated and implemented,

  •
  working towards achieving best practices in occupational health and safety, and ensuring the health and safety of our employees, contractors and others involved in or affected by our activities,

  •
  ensuring that suppliers have sustainability policies and systems similar to our own, and

  •
  continuing our program to decontaminate sites that were polluted by historical manufacturing processes.

        To manage environmental aspects of our own operations, we have implemented environmental management systems according to the ISO 14001 standard at our manufacturing and service sites. Almost all such sites currently work in compliance with the requirements of the standard (approximately 360 sites) and our environmental management program now covers operations in 54 countries. For non-manufacturing sites we have implemented an adapted environmental management system in order to ensure management of environmental aspects and continual improvement of performance.

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

        In 2009, a total of 85 percent of our employees were covered by confirmed data gathered through ABB's formal environmental reporting system that is verified by an independent verification body. The parts of our business that are not yet covered by our reporting system, mainly sales offices in countries where we do not perform manufacturing, have very limited environmental exposure. A total of twelve environmental incidents were reported in 2009, none of which had a material environmental impact.

        In 2009, a total of 95 percent of employees were covered by confirmed data gathered through ABB's formal social reporting system that is verified by an independent verification body. The parts of our business that are not yet covered by our reporting system, mainly sales offices in countries where we do not perform manufacturing, have very limited social exposure.

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

        Our operations are also subject to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, as implemented by the 34 signatory countries. The convention obliges signatories to adopt national legislation that makes it a crime to bribe foreign public officials. As of December 31, 2009, those countries which have adopted implementing legislation and have ratified the convention include the United States and several European nations in which we have significant operations.

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

SIGNIFICANT SUBSIDIARIES

        ABB Ltd, Switzerland, is the ultimate parent company of the ABB Group, which comprises 265 consolidated operating and holding subsidiaries worldwide as of February 28, 2010. ABB Ltd's shares are listed on the SIX Swiss Exchange, the NASDAQ OMX Stockholm Exchange and the NYSE (where its shares are traded in the form of ADSs—each ADS representing one registered ABB share).

        The only consolidated subsidiary in the ABB Group with listed shares is ABB Limited, Bangalore, India, which is listed on the Bombay Stock Exchange and the National Stock Exchange of India.

        The following table sets forth, as of February 28, 2010, the name, country of incorporation, and ownership interest of ABB Ltd, in its significant subsidiaries:

Company Name	Country	ABB Group Interest %
ABB S.A., Buenos Aires	ARGENTINA	100.00
ABB Australia Pty Limited, Sydney	AUSTRALIA	100.00
ABB AG, Vienna	AUSTRIA	100.00
ABB N.V., Zaventem	BELGIUM	100.00
ABB Ltda., Osasco	BRAZIL	100.00
ABB Bulgaria EOOD, Sofia	BULGARIA	100.00
ABB Inc., St. Laurent, Quebec	CANADA	100.00
ABB (China) Ltd., Beijing	CHINA	100.00
Asea Brown Boveri Ltda., Bogotá	COLOMBIA	99.99
ABB Ltd., Zagreb	CROATIA	100.00
ABB s.r.o., Prague	CZECH REPUBLIC	100.00
ABB A/S, Skovlunde	DENMARK	100.00
ABB Equador S.A., Quito	ECUADOR	96.87
Asea Brown Boveri S.A.E., Cairo	EGYPT	100.00
ABB AS, Tallinn	ESTONIA	100.00
ABB Oy, Helsinki	FINLAND	100.00
ABB S.A., Rueil-Malmaison	FRANCE	100.00
ABB AG, Mannheim	GERMANY	100.00
ABB Automation GmbH, Mannheim	GERMANY	100.00
ABB Automation Products GmbH, Ladenburg	GERMANY	100.00
ABB Beteiligungs- und Verwaltungsges. mbH, Mannheim	GERMANY	100.00
ABB Stotz-Kontakt GmbH, Heidelberg	GERMANY	100.00
Busch-Jaeger Elektro GmbH, Mannheim/Lüdenscheid	GERMANY	100.00
Asea Brown Boveri S.A., Metamorphossis Attica	GREECE	100.00
ABB (Hong Kong) Ltd., Hong Kong	HONG KONG	100.00
ABB Engineering Trading and Service Ltd., Budapest	HUNGARY	100.00
ABB Limited, Bangalore	INDIA	52.11
ABB Ltd, Dublin	IRELAND	100.00
ABB Technologies Ltd., Tirat Carmel	ISRAEL	99.99
ABB S.p.A., Milan	ITALY	100.00
ABB Technology SA, Abidjan	IVORY COAST	99.00
ABB K.K., Tokyo	JAPAN	100.00
ABB Ltd., Seoul	KOREA, REPUBLIC OF	100.00
ABB Holdings Sdn. Bhd., Subang Jaya	MALAYSIA	100.00
Asea Brown Boveri S.A. de C.V., Tlalnepantla	MEXICO	100.00
ABB BV, Rotterdam	NETHERLANDS	100.00
ABB Finance B.V., Amsterdam	NETHERLANDS	100.00
ABB Holdings B.V., Amsterdam	NETHERLANDS	100.00
ABB Investments B.V., Amsterdam	NETHERLANDS	100.00
ABB Limited, Auckland	NEW ZEALAND	100.00
ABB Holding AS, Billingstad	NORWAY	100.00

Company Name	Country	ABB Group Interest %
ABB S.A., Lima	PERU	80.60
ABB Inc., Paranaque, Metro Manila	PHILIPPINES	100.00
ABB Sp. z o.o., Warsaw	POLAND	99.88
ABB (Asea Brown Boveri), S.A., Paco de Arcos	PORTUGAL	100.00
Asea Brown Boveri Ltd., Moscow	RUSSIAN FEDERATION	100.00
ABB Contracting Company Ltd., Riyadh	SAUDI ARABIA	65.00
ABB Holdings Pte. Ltd., Singapore	SINGAPORE	100.00
ABB Holdings (Pty) Ltd., Sunninghill	SOUTH AFRICA	80.00
Asea Brown Boveri S.A., Madrid	SPAIN	100.00
ABB AB, Västerås	SWEDEN	100.00
ABB Norden Holding AB, Västerås	SWEDEN	100.00
ABB Asea Brown Boveri Ltd, Zurich	SWITZERLAND	100.00
ABB Schweiz AG, Baden	SWITZERLAND	100.00
ABB LIMITED, Bangkok	THAILAND	100.00
ABB Holding A.S., Istanbul	TURKEY	99.95
ABB Ltd., Kiev	UKRAINE	100.00
ABB Industries (L.L.C.), Dubai	UAE	49.00
ABB Holdings Limited, Warrington	UNITED KINGDOM	100.00
ABB Limited, Warrington	UNITED KINGDOM	100.00
ABB Holdings Inc., Norwalk, CT	UNITED STATES	100.00
ABB Inc., Norwalk, CT	UNITED STATES	100.00
Kuhlman Electric Corporation, Crystal Springs MS	UNITED STATES	100.00
Asea Brown Boveri S.A., Caracas	VENEZUELA	100.00

DESCRIPTION OF PROPERTY

        As of December 31, 2009, we occupied real estate in approximately 100 countries throughout the world. The facilities consist mainly of manufacturing plants, office buildings, research centers and warehouses. A substantial portion of our production and development facilities are situated in Germany, Sweden, the United States, Switzerland, China, Finland, India and Italy. We also own or lease other properties, including office buildings, warehouses, research and development facilities and sales offices in many countries. We own essentially all of the machinery and equipment used in our manufacturing operations.

        From time to time, we have a surplus of space arising from acquisitions, production efficiencies and/or restructuring of operations. Normally, we seek to sell such surplus space which may involve leasing property to third parties for an interim period.

        The net book value of our property, plant and equipment at December 31, 2009, was $4,072 million, of which machinery and equipment represented $1,780 million, land and buildings represented $1,728 million and construction in progress represented $564 million. We believe that our current facilities are in good condition and are adequate to meet the requirements of our present and foreseeable future industrial operations.

Item 4A.    Unresolved Staff Comments

        Not applicable.

Item 5.    Operating and Financial Review and Prospects

        You should read the following discussion of our financial condition and results of operations in conjunction with our Consolidated Financial Statements and other financial information contained elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties, including those discussed in "Item 3. Key Information—Risk Factors." See "Forward-looking statements" at the beginning of this Annual Report.

MANAGEMENT OVERVIEW

        During 2009, we continued to focus on our core strengths: power and automation products, systems and services that increase grid reliability and industrial productivity and result in significant energy savings.

        Despite uncertainties surrounding the economic situation, we continued to benefit from the broad scope of our business portfolio across key infrastructure sectors, such as power transmission and oil and gas. Our strong positions in emerging markets, our flexible global production base and our technological leadership, as well as the operational improvements we continue to make in our businesses also supported our business in 2009.

        Foremost among these improvements was the successful reduction of costs to adapt to changing demand. Savings were achieved in four areas: making better use of global sourcing opportunities, reducing general and administrative expenses, eliminating operational and process inefficiencies, and optimizing our global footprint in order to match the geographic scope of our business with changing demand patterns, such as rapid growth in emerging markets. Our cost reduction program was key to maintaining profitability in a challenging environment.

        Our efforts for 2009 continued to be aimed at three key areas: Strategy, Execution and People.

Strategy

        Our strategy continued to focus on delivering reliable and energy-efficient solutions to customers in the global power and industrial automation sectors, using our broad global footprint—especially in emerging markets—to achieve both growth and a more competitive cost base, and ensuring excellence in business execution and cost and risk management. We believe this strategy remained sound in 2009 and enabled us to deliver on our profitability targets.

Execution

        Execution continued to be our top priority. Despite challenging market conditions during 2009, we were able to maintain revenues and gross margins close to 2008 levels through our range of superior technologies and service, a strong order backlog as well as disciplined cost control, productivity improvements and risk control in all of our divisions. Our execution framework has centered around our business processes, regular business and project reviews, a flat organizational structure and a focus on compliance.

People

        During 2009, we continued to build on our strong foundation as an attractive, dynamic global employer. We focused on retaining and recruiting quality people for our growth areas. Together with our zero tolerance policy, we continued to implement our Code of Conduct through employee education programs focusing on values, leadership and business ethics.

Outlook

        We believe we have seen a bottoming of our short cycle businesses. However, given the longer-term nature of our portfolio, management's outlook for our businesses for 2010 and the overall economy remains uncertain.

        The drivers of our businesses, fueled mainly by the need to build and upgrade energy infrastructure, the need to address climate change and the increasing importance of emerging markets in the global economy, continue to offer attractive growth opportunities.

        The need for more efficient and reliable power transmission and distribution and the integration of renewable energies into existing power grids remains in all regions. As energy and commodity prices increase, and as globalization promotes more competition, industrial customers in all parts of the world require automation solutions for new capacity and to lower costs, improve quality and increase the productivity of their existing assets.

        The recent global economic downturn, however, has resulted in overcapacity in certain customer sectors and has reduced the amount of capital available for investment in others. It remains unclear at this time when and how quickly customer investments in these sectors will recover.

        As a result of these factors, management will maintain a cautious outlook for 2010 until there is a clearer view of the overall direction of the global economy.

        Therefore, in 2010 management will focus both on adjusting costs and taking advantage of its global footprint, strong balance sheet and leading technologies to tap further opportunities for profitable growth.

        As of January 1, 2010, the automation divisions—primarily the Automation Products and Robotics divisions—were realigned to better meet market demands. For 2010, therefore, our business comprises the Power Products, Power Systems, Low Voltage Products, Discrete Automation and Motion and the Process Automation divisions. See "Item 4. Business Divisions—Industry Background—Automation Market" for additional information related to the realignment of certain business divisions. Except where the context otherwise requires or where otherwise indicated, the information in this Item 5 is presented to reflect our business prior to the realignment.

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

Revenues and cost of sales recognition

        We generally recognize revenues for the sale of goods when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectability is reasonably assured. Delivery is considered to occur upon transfer of title and risks and rewards of ownership.

        Revenues under long-term construction-type contracts are recognized using the percentage-of-completion method of accounting. We principally use the cost-to-cost method to measure progress towards completion on contracts. Under this method progress of contracts is measured by actual costs incurred in relation to management's best estimate of total estimated costs, which are reviewed and updated routinely for contracts in progress. The cumulative effects of such adjustments are reported in the current period.

        The percentage-of-completion method of accounting involves the use of assumptions and projections, principally relating to future material, labor and overhead costs. As a consequence, there is a risk that total contract costs will exceed those we originally estimated and the margin will decrease. This risk increases if the duration of a contract increases because there is a higher probability that the circumstances upon which we originally developed estimates will change, resulting in increased costs that we may not recover. Factors that could cause costs to increase include:

  •
  unanticipated technical problems with equipment supplied or developed by us which may require us to incur additional costs to remedy,

  •
  changes in the cost of components, materials or labor,

  •
  difficulties in obtaining required governmental permits or approvals,

  •
  project modifications creating unanticipated costs,

  •
  suppliers' or subcontractors' failure to perform,

  •
  penalties incurred as a result of not completing portions of the project in accordance with agreed-upon time limits, and

  •
  delays caused by unexpected conditions or events.

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

        Short-term construction-type contracts or long-term contracts for which reasonably dependable estimates cannot be made or for which inherent hazards make estimates difficult are accounted for under the completed-contract method. Revenues under the completed-contract method are recognized upon substantial completion—that is: acceptance by the customer, compliance with performance specifications demonstrated in a factory acceptance test or similar event.

        Revenues from service transactions are recognized as services are performed. For long-term service contracts, revenues are recognized on a straight-line basis over the term of the contract or, if the performance pattern is other than straight-line, as the services are provided. Service revenues reflect revenues earned from our activities in providing services to customers primarily subsequent to the sale and delivery of a product or complete system. Such revenues consist principally of maintenance-type contracts.

        We offer multiple solutions to meet our customers' needs. These solutions may involve the delivery of multiple products and/or performance of services and the delivery and/or performance may occur at different points in time or over different periods of time. In such circumstances, if certain criteria are met, we allocate revenues to each delivery of product or performance of service based on the individual elements' relative fair value. If there is no evidence for the fair value of the delivered item, the revenue is allocated based on the residual method, provided that the elements meet the criteria for treatment as a separate unit of accounting.

        Unless the percentage-of-completion or completed contract method applies, revenues from contracts that contain customer acceptance provisions are deferred until customer acceptance occurs, or we have demonstrated the customer-specified objective criteria have been met, or the contractual acceptance period has lapsed.

        These revenue recognition methods require the collectability of the revenues recognized to be reasonably assured. When recording the respective accounts receivable, allowances are calculated to estimate those receivables that will not be collected. These reserves assume a level of default based on historical information, as well as knowledge about specific invoices and customers. The risk remains that a different number of defaults will occur than originally estimated. As such, the amount of revenues recognized might exceed or fall below that which will be collected, resulting in a change in earnings in the future. The risk of deterioration is likely to increase during periods of significant negative industry or economic trends.

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

        We may have a legal obligation to perform environmental clean-up activities as a result of the normal operation of our business or have other asset retirement obligations. In some cases, the timing or the method of settlement, or both are conditional upon a future event that may or may not be within our control, but the underlying obligation itself is unconditional and certain. We recognize a provision for these and other asset retirement obligations when a liability for the retirement or clean-up activity has been incurred and a reasonable estimate of its fair value can be made. These provisions are initially recognized at fair value, and subsequently adjusted for accrued interest and changes in estimates.

Pension and postretirement benefits

        As more fully described in "Note 17 Employee benefits" to our Consolidated Financial Statements, we operate pension plans that cover a large percentage of our employees. We use actuarial valuations to determine our pension and postretirement benefit costs and credits. The amounts calculated depend on a variety of key assumptions, including discount rates, mortality rates and expected return on plan assets. Under U.S. GAAP, we are required to consider current market conditions in making these assumptions. In particular, the discount rates are reviewed annually based on changes in long-term, highly-rated corporate bond yields. Decreases in the discount rates result in an increase in the projected benefit obligation to employees (PBO) and in pension costs. Conversely, an increase in the discount rates results in a decrease in the PBO and in pension costs. The mortality assumptions are reviewed annually by management. Decreases in mortality rates result in an increase in the PBO and in pension costs. Conversely, an increase in mortality rates results in a decrease in the PBO and in pension costs.

        Holding all other assumptions constant, a 0.25 percentage point decrease in the discount rate would have increased the PBO related to our pension plans by approximately $271 million, while a

0.25 percentage point increase in the discount rate would have decreased the PBO related to our pension plans by approximately $259 million.

        The expected return on plan assets is reviewed regularly and considered for adjustment annually based on current and expected asset allocations and represents the long-term return expected to be achieved. Decreases in the expected return on plan assets result in an increase to pension costs. An increase or decrease of 0.5 percent in the expected long-term rate of asset return would have decreased or increased, respectively, the net periodic benefit cost in 2009 by approximately $35 million.

        Under U.S. GAAP, we accumulate and amortize over future periods actual results that differ from the assumptions used. Therefore, actual results generally affect our recognized expense for pension and other postretirement benefit obligations in future periods.

        The funded status, which can increase or decrease based on the performance of the financial markets or changes in our assumptions regarding rates, does not represent a mandatory short-term cash obligation. Instead, the funded status of a pension plan is the difference between the PBO and the fair value of the plan assets. At December 31, 2009, our pension plans were $765 million underfunded compared to an underfunding of $710 million at December 31, 2008. Our other postretirement plans were underfunded by $219 million and $207 million at December 31, 2009 and 2008, respectively.

        We have multiple non-pension postretirement benefit plans. Our health care plans are generally contributory with participants' contributions adjusted annually. For purposes of estimating our health care costs, we have assumed health care cost increases to be 8.89 percent per annum for 2010, gradually declining to 5.00 percent per annum by 2017 and to remain at that level thereafter.

Income taxes

        In preparing our Consolidated Financial Statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. We account for deferred taxes by using the asset and liability method. Under this method, we determine deferred tax assets and liabilities based on temporary differences between the financial reporting and the tax bases of assets and liabilities. Deferred taxes are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. We recognize a deferred tax asset when it is more likely than not that the asset will be realized. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based upon historical losses, projected future taxable income and the expected timing of the reversals of existing temporary differences. To the extent we increase or decrease this allowance in a period, we recognize the change in the allowance within "Provision for taxes" in the Consolidated Income Statements unless the change relates to discontinued operations, in which case the change is recorded in "Income (loss) from discontinued operations, net of tax". Unforeseen changes in tax rates and tax laws, as well as differences in the projected taxable income as compared to the actual taxable income, may affect these estimates.

        We operate in numerous tax jurisdictions and, as a result, are regularly subject to audit by tax authorities. We provide for tax contingencies, including potential tax audits, on the basis of the technical merits of the contingency, including applicable tax law, Organisation for Economic Co-operation and Development (OECD) guidelines, as well as on items relating to potential audits by tax authorities based on our evaluations of facts and circumstances. Changes in the facts and circumstances could result in a material change to the tax accruals. We provide for tax contingencies whenever it is deemed more likely than not that a tax asset has been impaired or a tax liability has been incurred for events such as tax claims or changes in tax laws. Although we believe that our tax estimates are reasonable and that appropriate tax reserves have been made, the final determination of tax audits and any related litigation could be different than that which is reflected in our income tax provisions and accruals.

        An estimated loss from a tax contingency must be accrued as a charge to income if it is more likely than not that a tax asset has been impaired or a tax liability has been incurred and the amount of the loss can be reasonably estimated. We apply a two-step approach to recognize and measure uncertainty in income taxes. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50 percent likely of being realized upon ultimate settlement. The required amount of provisions for contingencies of any type may change in the future due to new developments.

Goodwill and other intangible assets

        We review goodwill for impairment annually as of October 1, or more frequently if events or circumstances indicate the carrying value may not be recoverable. We perform a two-step impairment test on a reporting unit level.

        Our reporting units are the same as our divisions for Power Systems, Automation Products and Robotics. For Power Products and Process Automation, we determined that the reporting units are one level below the division, as the different products produced or services provided by these divisions do not share sufficiently similar economic characteristics to permit testing of goodwill on a total operating segment level. In the case of Power Products, there are separate reporting units based on the category of product produced—High-Voltage Products, Medium-Voltage Products and Transformers. In the case of Process Automation, we have determined that there are two reporting units, the Turbocharger product business and the remainder of Process Automation.

        In the first step of the impairment test, we compare the fair value of each reporting unit to its carrying value. The fair value of each reporting unit is calculated using an income approach, whereby the fair value is calculated based on the present value of future cash flows, applying a discount rate that represents our weighted-average cost of capital. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and no further testing is performed. We assess the reasonableness of the fair value calculations of our reporting units by reconciling the sum of the fair values for all our reporting units to our total market capitalization. On October 1, 2009, the calculated fair values for each of our reporting units exceeded their respective carrying values. Consequently, the second step of the impairment test was not performed. The assumptions used in the fair value calculation are challenged each year (through the use of sensitivity analysis) to determine the impact on the resulting fair value of the reporting units. Our sensitivity analysis in 2009 showed no significant change in fair values if the assumptions change (a 1 percent increase in the discount rate would reduce the calculated fair values by approximately 12 percent).

        However, if the carrying value of the net assets assigned to the reporting unit exceeds its fair value, then we would perform the second step to determine the implied fair value of the reporting unit's goodwill and compare it to the carrying value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then we record an impairment loss equal to the difference. Any goodwill impairment losses would be recorded as a separate line item in the income statement in continuing operations, unless related to a discontinued operation, in which case the losses would be recorded in "Income (loss) from discontinued operations, net of tax". There were no goodwill impairment charges in 2009, 2008 and 2007.

        We review intangible assets for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable upon the occurrence of certain triggering events, such as a decision to divest a business or projected losses of an entity. We record impairment charges in "Other income (expense), net", in our Consolidated Income Statements, unless they relate to a discontinued operation, in which case the charges are recorded in "Income (loss) from discontinued operations, net of tax".

        Cash flow models used in evaluating impairments are dependent on a number of factors including estimates of future cash flows and other variables and require that we make significant estimates and judgments, involving variables such as sales volumes, sales prices, sales growth, production and operating costs, capital expenditures, market conditions and other economic factors. Further, discount rates used in discounted cash flow models to calculate fair values require the determination of variables such as the risk-free rates and equity market risk premiums. We base our fair value estimates on assumptions we believe to be reasonable, but which are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENTS

        For a description of accounting changes and recent accounting pronouncements, including the expected dates of adoption and estimated effects, if any, on our Consolidated Financial Statements, see "Note 2 Significant accounting policies" to our Consolidated Financial Statements.

RESEARCH AND DEVELOPMENT

        Each year, we invest significantly in research and development. Our research and development area focuses on developing and commercializing the core technologies of our businesses that are of strategic importance to our future growth. In 2009, 2008 and 2007, we invested $1,037 million, $1,027 million and $871 million, respectively, or approximately 3.3 percent, 2.9 percent, and 3.0 percent of annual consolidated revenues, respectively, on research and development activities. We also had expenditures of $265 million, $214 million and $302 million, respectively, or approximately 0.8 percent, 0.6 percent and 1.0 percent, respectively, of annual consolidated revenues in 2009, 2008 and 2007, on order-related development activities. These are customer- and project-specific development efforts that we undertake to develop or adapt equipment and systems to the unique needs of our customers in connection with specific orders or projects. Order-related development amounts are initially recorded in inventories as part of the work in process of a contract and then are reflected in cost of sales at the time revenue is recognized in accordance with our accounting policies.

        In addition to continuous product development, and order-related engineering work, we develop platforms for technology applications in our automation and power businesses in our Group research and development labs, which operate on a global basis. Through active management of our investment in research and development, we seek to maintain a balance between short-term and long-term research and development programs and optimize our return on investment.

        Our research and development strategy focuses on three objectives:

  •
  to monitor and develop emerging technologies and create an innovative, sustainable technology base for ABB,

  •
  to develop technology platforms that enable efficient product design for our power and automation customers, and

  •
  to create the next generation of power and automation products and systems that we believe will be the engines of profitable growth.

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

        Common applications of basic power and automation technologies can also be found in power electronics, electrical insulation, and control and optimization. Our power technologies, including our insulation technologies, current interruption and limitation devices, power electronics, flow control and power protection processes, apply as much to large, reliable, blackout-free transmission systems as they do to everyday household needs. Our automation technologies, including our control and optimization processes, power electronics, sensors and microelectronics, mechatronics and wireless communication processes, are designed to improve efficiency in plants and factories around the world, including our own.

ACQUISITIONS, INVESTMENTS AND DIVESTITURES

Acquisitions and investments

        During 2009, 2008 and 2007, ABB invested $209 million, $653 million and $54 million in 8, 12 and 14 new businesses and joint ventures, respectively.

        During 2009 and 2007, no individual acquisition was significant. In August 2008, we completed the acquisition of Kuhlman Electric Corporation (Kuhlman), a U.S. based transformer company. The acquisition was integrated into our Power Products division in North America and complements both our product range and geographical presence. Kuhlman manufactures a wide range of high-quality transformers for the industrial and electric utility sectors and has a strong reputation for innovative products and solid, long-term customer relationships. The final purchase price, including assumed debt, was $513 million (including $5 million cash acquired). The final purchase price allocation resulted in additions of $114 million to intangible assets subject to amortization and additions of $427 million to goodwill.

        For more information on our acquisitions, see "Note 3 Acquisitions, divestments and discontinued operations" to our Consolidated Financial Statements.

Divestitures of businesses, joint ventures and affiliated companies

        In 2009, 2008 and 2007, we received cash, net of cash disposed, from sales of businesses, joint ventures and affiliated companies of $16 million, $46 million and $1,142 million, respectively. In relation to transactions included in continuing operations, we recognized gains (losses) in 2009, 2008 and 2007, in "Other income (expense), net", of $(1) million, $24 million and $11 million, respectively. We also recognized gains from dispositions, net of tax, in 2009, 2008 and 2007, in "Income (loss) from discontinued operations, net of tax", of $18 million, $9 million and $530 million, respectively. The divestment of these businesses is discussed separately below under "Divestitures in 2008" and "Divestitures in 2007". Divestitures in 2009 were not significant. All revenues and income reported in the year of sale are through the date of divestment.

Divestitures in 2008

        During 2008, we sold our 50 percent stake in the shares of ABB Powertech Transformers, located in South Africa, to Powertech, a wholly-owned subsidiary of the Altron Group at a gain of $11 million. This business was part of our Power Products division prior to being reclassified to discontinued operations. This business had revenues of $29 million and $167 million in 2008 and 2007, respectively. Income in 2008 and 2007 was $2 million and $15 million, respectively, recorded in "Income (loss) from discontinued operations, net of tax".

Divestitures in 2007

        In November 2007, we completed the sale of Lummus Global (Lummus) to Chicago Bridge & Iron Company and received net cash proceeds of approximately $810 million. Lummus had revenues of $870 million in 2007. Income for 2007 was $9 million and we realized a gain on sale of $530 million, all recorded in "Income (loss) from discontinued operations, net of tax". In 2008, we recorded certain adjustments that reduced the gain on sale by $5 million. In 2009, certain provisions were released increasing the gain on sale by $21 million.

        In April 2007, we completed the sale of our Building Systems business in Germany, which was reported in discontinued operations. The business had revenues of $47 million in 2007 and losses of $2 million, recorded in "Income (loss) from discontinued operations, net of tax".

        In May 2007, we completed the sale of our stake in Jorf Lasfar Energy Company S.C.A. (Jorf Lasfar), a power plant based in Morocco and our stake in S.T.CMS Electric Company Private Limited (Neyveli), a power plant in India. Our share of the pre-tax earnings of Jorf Lasfar and Neyveli in 2007 was $21 million and $4 million, respectively. The sale of these investments resulted in a gain of approximately $38 million which was included in continuing operations. In 2008, we recorded an additional gain of $16 million related to the favorable outcome on an outstanding tax case.

        In February 2007, we sold our Power Lines businesses in Brazil and Mexico for a sales price of $20 million and at no gain or loss. These businesses had revenues of $39 million and losses of $3 million in 2007, recorded in "Income (loss) from discontinued operations, net of tax".

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

        Increases and decreases in the value of the USD against other currencies will affect the reported results of operations in our Consolidated Income Statements and the value of certain of our assets and liabilities in our Consolidated Balance Sheets, even if our results of operations or the value of those assets and liabilities have not changed in their original currency. Because of the impact foreign exchange rates have on our reported results of operations and the reported value of our assets and liabilities, changes in foreign exchange rates could significantly affect the comparability of our reported results of operations between periods and result in significant changes to the reported value of our assets, liabilities and shareholders' equity, as has been the case during the period from 2007 through 2009.

        While we operate globally and report our financial results in USD, exchange rate movements between the USD and both the euro and the Swiss franc are of particular importance to us due to (i) the location of our significant operations and (ii) our corporate headquarters being in Switzerland.

        The exchange rates between the USD and the EUR and the USD and the CHF at December 31, 2009, 2008 and 2007, were as follows:

Exchange rates into $	2009	2008	2007
EUR 1.00	1.44	1.40	1.47
CHF 1.00	0.97	0.94	0.89

        The average exchange rates between the USD and the EUR and the USD and the CHF for the years ended December 31, 2009, 2008 and 2007, were as follows:

Exchange rates into $	2009	2008	2007
EUR 1.00	1.40	1.47	1.37
CHF 1.00	0.93	0.93	0.84

        When we incur expenses that are not denominated in the same currency as the related revenues, foreign exchange rate fluctuations could affect our profitability. To mitigate the impact of exchange rate movements on our profitability, it is our policy to enter into forward foreign exchange contracts to manage the foreign exchange transaction risk of our operations.

        In 2009, approximately 88 percent of our consolidated revenues were reported in currencies other than USD. Of that amount, the following percentages were reported in the following currencies:

  •
  Euro, approximately 28 percent,

  •
  Chinese renminbi, approximately 10 percent,

  •
  Swiss franc, approximately 6 percent,

  •
  Swedish krona, approximately 6 percent, and

  •
  Indian rupee, approximately 4 percent.

        In 2009, also approximately 88 percent of our cost of sales and selling, general and administrative expenses were reported in currencies other than USD. Of that amount, the following percentages were reported in the following currencies:

  •
  Euro, approximately 28 percent,

  •
  Chinese renminbi, approximately 9 percent,

  •
  Swedish krona, approximately 5 percent,

  •
  Swiss franc, approximately 4 percent, and

  •
  Indian rupee, approximately 4 percent.

        We also incur expenses other than cost of sales and selling, general and administrative expenses in various currencies.

        The results of operations and financial position of many of our subsidiaries outside of the United States are reported in the currencies of the countries in which those subsidiaries are located. We refer to these currencies as "local currencies." Local currency financial information is then translated into USD at applicable exchange rates for inclusion in our Consolidated Financial Statements.

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

        While we consider our results of operations as measured in local currencies to be a significant indicator of business performance, local currency information should not be relied upon to the exclusion of U.S. GAAP financial measures. Instead, local currencies reflect an additional measure of comparability and provide a means of viewing aspects of our operations that, when viewed together with the U.S. GAAP results and our reconciliations, provide a more complete understanding of factors and trends affecting the business. Because local currency information is not standardized, it may not be possible to compare our local currency information to other companies' financial measures that have the same or a similar title. We encourage investors to review our financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure.

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

        The undiscounted value of revenues we expect to generate from our orders at any point in time is represented by our order backlog. Approximately 21 percent of the value of total orders we recorded in 2009 were "large orders," which we define as orders from third parties involving a value of at least $15 million for products or services. Approximately 63 percent of the large orders in 2009 were recorded by our Power Systems division and 20 percent in our Process Automation division. The Power Products and Automation Products divisions accounted for the remainder of the total large orders recorded during 2009. The remaining portion of total orders recorded in 2009 was "base orders," which we define as orders from third parties with a value of less than $15 million for products or services.

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

        The near-term outlook is highly uncertain due to the volatility of key drivers such as economic growth and costs of raw materials. The impact of the slow or declining global economy has caused a decrease in the demand for orders. It is still uncertain how the global economy will develop throughout 2010; however, we believe our portfolio of products and services is well-balanced both geographically and in terms of product diversity. Beyond the near-term market uncertainties, we anticipate the need for more energy-efficient products to remain stable in the course of a continued economic downturn as industrial customers address their need for productivity improvements in the face of low-cost competition.

PERFORMANCE MEASURES

        We evaluate the performance of our divisions primarily based on orders received, revenues, earnings before interest and taxes (EBIT) and EBIT as a percentage of revenues (EBIT margin). EBIT is the amount resulting from the subtraction of our cost of sales, selling, general and administrative expenses and other income (expense), net, from our revenues.

 ANALYSIS OF RESULTS OF OPERATIONS

        Our consolidated results from operations were as follows:

	2009	2008	2007
	($ in millions, except per share data in $)
Orders	30,969	38,282	34,348
Order backlog at December 31,	24,771	23,837	22,715
Revenues	31,795	34,912	29,183
Cost of sales	(22,470)	(23,972)	(20,215)

Gross profit	9,325	10,940	8,968
Selling, general and administrative expenses	(5,528)	(5,822)	(4,975)
Other income (expense), net	329	(566)	30

Earnings before interest and taxes	4,126	4,552	4,023
Net interest and other finance expense	(6)	(34)	(110)
Provision for taxes	(1,001)	(1,119)	(595)

Income from continuing operations before cumulative effect of accounting change, net of tax	3,119	3,399	3,318
Income (loss) from discontinued operations, net of tax	17	(21)	586
Cumulative effect of accounting change, net of tax	—	—	(49)

Net income	3,136	3,378	3,855
Net income attributable to noncontrolling interests	(235)	(260)	(244)

Net income attributable to ABB	2,901	3,118	3,611

Basic earnings (loss) per share attributable to ABB shareholders:
Income from continuing operations before cumulative effect of accounting change, net of tax	1.26	1.37	1.37
Income (loss) from discontinued operations, net of tax	0.01	(0.01)	0.25
Cumulative effect of accounting change, net of tax	—	—	(0.02)

Net income	1.27	1.36	1.60

Diluted earnings (loss) per share attributable to ABB shareholders:
Income from continuing operations before cumulative effect of accounting change, net of tax	1.26	1.37	1.34
Income (loss) from discontinued operations, net of tax	0.01	(0.01)	0.25
Cumulative effect of accounting change, net of tax	—	—	(0.02)

Net income	1.27	1.36	1.57

        A more detailed discussion of the orders, revenues and EBIT for our individual divisions and other businesses follows in the sections below entitled "Power Products," "Power Systems," "Automation Products," "Process Automation," "Robotics" and "Corporate and Other." Orders and revenues of our divisions include interdivisional transactions which are eliminated in the "Corporate and Other" line in the tables below.

Orders

				% Change
	2009	2008	2007	2009	2008
	($ in millions)
Power Products	10,940	13,627	11,320	(20)%	20%
Power Systems	7,830	7,408	7,744	6%	(4)%
Automation Products	8,453	10,872	9,314	(22)%	17%
Process Automation	6,200	8,657	7,935	(28)%	9%
Robotics	758	1,658	1,488	(54)%	11%

Core divisions	34,181	42,222	37,801	(19)%	12%
Corporate and Other(1)	(3,212)	(3,940)	(3,453)	n.a.	n.a.

Total	30,969	38,282	34,348	(19)%	11%

(1)
Includes interdivisional eliminations

        Total orders in 2009 decreased 19 percent (13 percent in local currencies) compared to 2008 due to (i) the global economic downturn which has significantly weakened demand particularly in the industrial and construction related markets and (ii) price erosion in both utilities and industrial sectors in many geographical markets.

        Orders in our Power Products division declined 20 percent (14 percent in local currencies) as most customers held back their investment plans as a response to market uncertainties amid the global financial crisis. The government-funded stimulus programs for funding electric power investments have not yet had a significant impact on orders in this division. Orders declined across all product lines in the Medium-Voltage Products, High-Voltage Products and Transformers businesses. Orders in our Power Systems division increased 6 percent (17 percent in local currencies), benefiting from strong demand in the power generation and transmission sectors where infrastructure projects, addressing the integration of renewals, energy efficiency improvement and environmental concerns, were realized. Orders in our Automation Products division declined 22 percent (18 percent in local currencies), primarily the result of contraction in industrial markets particularly the building, residential and commercial construction markets. In our Process Automation division, orders declined 28 percent (22 percent in local currencies) as investments in the process automation sector have mostly been delayed due to limited access to capital and increased uncertainty of future demand. Weak demand in the automotive sector resulted in orders decreasing 54 percent (51 percent in local currencies) in the Robotics division.

        In spite of the weakened economic conditions in many countries around the world, large orders increased as power utilities continued to realize their high-priority project commitments particularly in the grid systems and substations sectors. Large orders in the industrial sectors however remained weak, as large scale investments in this area were mostly delayed due to unstable global demand.

        Driven by higher investments in large scale utilities projects, large orders in 2009 increased 10 percent (25 percent in local currencies) to $6,603 million, compared to the 5 percent increase (flat in local currencies) reported in 2008. The share of large orders compared to total orders increased from 16 percent in 2008 to 21 percent in 2009. The increase in the share of large orders in 2009 was driven not only by growth in large orders volume, but also by a decline in base orders whose volume during the year decreased by 25 percent (20 percent in local currencies).

        In 2008, total orders increased 11 percent (7 percent in local currencies) as demand for power transmission and distribution products and energy-efficient industrial equipment was strong in most markets during the first half of 2008 but weakened in the last few months of the year due to the global economic crisis. Orders in our Power Products division grew 20 percent (15 percent in local currencies), as demand for Transformers, High-Voltage Products and Medium-Voltage Products was strong, particularly in the first half of 2008. Orders in our Power Systems division decreased 4 percent (8 percent in local currencies), primarily the result of a lower volume of large orders in the utilities sector compared to the prior year due to the timing of project awards. Orders in our Automation Products division rose 17 percent (11 percent in local currencies), benefiting from higher investments in the industrial sector as customers in this market looked for energy-efficient technologies to improve productivity. Our Process Automation division recorded an increase in orders of 9 percent (4 percent in local currencies), backed by higher demand in the marine, metal and turbocharging sectors. Orders in our Robotics division increased 11 percent (5 percent in local currencies) reflecting higher demand particularly in the Robot Automation and Systems businesses. In our Power Products and Automation Products divisions, order growth was also driven by sale price increases to offset higher raw material costs.

        We determine the geographic distribution of our orders based on the location of the customer, which may be different from the ultimate destination of the products' end use. The geographic distribution of our consolidated orders was as follows:

				% Change
	2009	2008	2007	2009	2008
	($ in millions)
Europe	11,983	16,633	15,655	(28)%	6%
The Americas	5,996	7,235	6,013	(17)%	20%
Asia	8,197	10,242	9,186	(20)%	11%
Middle East and Africa	4,793	4,172	3,494	15%	19%

Total	30,969	38,282	34,348	(19)%	11%

        Orders from Europe in 2009 were down 28 percent (20 percent in local currencies) as growth in the Power Systems division, driven mainly by power grid upgrades in Western Europe, was more than offset by broad declines in all other divisions, reflecting the generally weak economic environment. Orders in the Americas decreased 17 percent (11 percent in local currencies) driven by a 33 percent decline in the United States on account of weak demand in the utilities and industrial sectors. Orders however grew significantly in South America due to strong demand in the utilities sector particularly in Brazil. Orders in Asia were down 20 percent (16 percent in local currencies), mainly due to lower demand in all sectors in countries across the region especially for the Process Automation business. Orders in MEA increased 15 percent (22 percent in local currencies) resulting from higher investment in the utility and oil and gas sectors. In this region, orders grew strongly in Algeria driven primarily by a very large Process Automation project. Orders also increased significantly in Kuwait and Saudi Arabia as these countries benefited from higher investment in power infrastructure.

        In 2008, orders from the Americas increased 20 percent (19 percent in local currencies) backed by strong demand in the U.S., Canada, Mexico, Brazil and Argentina. Orders in this region grew in all divisions except Robotics. Higher investments to install new power infrastructure and increased spending by industrial customers to improve production capacity in growing economies, particularly Korea, China and Singapore, contributed to the increase in orders in the Asian market which reported 11 percent (7 percent in local currencies) growth. Orders in this region increased strongly in all divisions except Power Systems in which orders decreased due to a lower volume of large orders. Orders in Europe increased 6 percent (decreased 1 percent in local currencies). Orders from Finland, Spain, Turkey, Iceland and Sweden were up significantly compared to 2007, but were offset by substantially lower orders in Germany and the United Kingdom, as no orders similar in size to the offshore windfarm project in Germany (approximately $400 million) and the cable order to connect the United Kingdom with the Netherlands (approximately $350 million), were received in 2008. Orders in MEA markets increased 19 percent (17 percent in local currencies) driven by higher investments for new infrastructures in the utility and industrial sectors and higher demand in Saudi Arabia, United Arab Emirates (UAE), South Africa and the Republic of Congo.

Order backlog

	December 31,			% Change
	2009	2008	2007	2009	2008
	($ in millions)
Power Products	8,226	7,977	6,932	3%	15%
Power Systems	9,675	7,704	8,209	26%	(6)%
Automation Products	3,557	3,863	3,490	(8)%	11%
Process Automation	5,412	6,111	5,951	(11)%	3%
Robotics	331	545	529	(39)%	3%

Core divisions	27,201	26,200	25,111	4%	4%
Corporate and Other(1)	(2,430)	(2,363)	(2,396)	n.a.	n.a.

Total	24,771	23,837	22,715	4%	5%

(1)
Includes interdivisional eliminations

        Changes in the order backlog balance at the end 2009 as compared to the end of 2008 were mainly due to foreign currency exchange fluctuations. The order backlog in the Power Systems division, however, increased due to the high volume of large orders booked throughout 2009.

        Order backlog at the end of 2008 increased 5 percent (14 percent in local currencies), from the end of 2007, despite strong revenue growth of 20 percent (16 percent in local currencies), as the amount of orders received during 2008 was 10 percent higher than the amount of revenues. Order backlog increased in all divisions except Power Systems which saw a decline due to a lower volume of large orders received in 2008, compared to 2007.

Revenues

				% Change
	2009	2008	2007	2009	2008
	($ in millions)
Power Products	11,239	11,890	9,777	(5)%	22%
Power Systems	6,549	6,912	5,832	(5)%	19%
Automation Products	8,930	10,250	8,644	(13)%	19%
Process Automation	7,347	7,815	6,420	(6)%	22%
Robotics	970	1,642	1,407	(41)%	17%

Core divisions	35,035	38,509	32,080	(9)%	20%
Corporate and Other(1)	(3,240)	(3,597)	(2,897)	n.a.	n.a.

Total	31,795	34,912	29,183	(9)%	20%

(1)
Includes interdivisional eliminations

        Revenues in 2009 declined 9 percent (4 percent in local currencies), primarily driven by lower orders received in the shorter-cycle product business, price erosion, and to a lesser extent, delivery delays triggered by customer schedule changes.

        Revenues in the Power Products division decreased 5 percent (1 percent in local currencies) despite a double-digit decline in orders as the division benefited from high initial backlog, particularly in Transformers and High-Voltage Products. The Power Systems division reported a decline in revenues of 5 percent (1 percent increase in local currencies) where a significant increase of revenues from project implementation in Grid Systems mostly offset the decline of revenues in Substations projects. Revenues in the Automation Products division decreased 13 percent (9 percent in local currencies) driven primarily by lower orders received, as the division generated a significant portion of its revenues from the book-and-bill orders of standard products. Revenues in the Process Automation division declined 6 percent (1 percent in local currencies) as a result of declining backlog in Pulp and Paper, Process Industries Products and Turbocharging. Revenues, however, increased in the Oil and Gas and in the Minerals businesses upon execution of large projects. Revenues in the Robotics division declined 41 percent (38 percent in local currencies) due to declining orders and a weak backlog.

        In 2008, revenues increased 20 percent (16 percent in local currencies) supported by all divisions, benefiting from the high order backlog available at the beginning of the year and high volume of book-and-bill orders received in the first two quarters of the year. Further, revenue growth was supported by efficiency improvements in the production and order execution processes. Revenues in the Power Products and Automation Products divisions grew 22 percent (18 percent in local currencies) and 19 percent (13 percent in local currencies), respectively, as these divisions continued operating at high capacity levels. The increase in revenues in the product divisions was also driven partly by increases in sales prices to compensate the increase of commodity costs. Power Systems and Process Automation divisions reported revenue growth of 19 percent (16 percent in local currencies) and 22 percent (18 percent in local currencies), respectively. The growth of revenues in our Power Systems and Process Automation divisions was primarily driven by progress made in the execution of large orders. High order backlog at the beginning of 2008 was also the main factor contributing to the growth of revenues in the Robotics division, which increased 17 percent (11 percent in local currencies).

        We determine the geographic distribution of our revenues based on the location of the customer, which may be different from the ultimate destination of the products' end use. The geographic distribution of our consolidated revenues was as follows:

				% Change
	2009	2008	2007	2009	2008
	($ in millions)
Europe	13,093	15,815	13,322	(17)%	19%
The Americas	6,049	6,428	5,247	(6)%	23%
Asia	8,684	8,967	7,480	(3)%	20%
Middle East and Africa	3,969	3,702	3,134	7%	18%

Total	31,795	34,912	29,183	(9)%	20%

        In 2009, revenues in Europe decreased 17 percent (10 percent in local currencies). Revenues were lower in all major countries within the region including Germany and Switzerland due to weak orders and declining backlog especially in the industrial sector. Revenues from the Americas were down 6 percent (2 percent in local currencies) driven by lower orders in the U.S. market. Revenues however increased in Brazil and Canada on the execution of large projects in the power utilities sector. Revenues from Asia decreased 3 percent (flat in local currencies) with growth in China and South Korea offset by declines in India, Australia and Japan. Revenues from MEA increased 7 percent (10 percent in local currencies) backed by strong orders and high initial backlog of large projects in the Power Products, Power Systems and Process Automation divisions.

        In 2008, revenues in Europe increased 19 percent (13 percent in local currencies). In particular, we experienced significant revenue increases in Germany, the United Kingdom, Spain, Finland and Turkey. Revenues from Asia, which increased 20 percent (16 percent in local currencies), were driven mainly by increases in China, India, Korea and Singapore. Revenues from the Americas increased 23 percent (22 percent in local currencies), with strong increases in the U.S., Canada and Brazil. Strong growth in revenues was reported in Qatar, UAE, South Africa and Saudi Arabia. High revenues in these countries led to the 18 percent (16 percent in local currencies) growth in the MEA region. The increase in revenues in all regions was the result of high production efficiency and sound execution of projects from the initial backlog and book-and-bill orders received during 2008.

Cost of sales

        Cost of sales consists primarily of labor, raw materials and components but also includes expenses for warranty, contract losses and project penalties, as well as order-related development expenses incurred in connection with projects for which corresponding revenues were recognized.

        Cost of sales decreased 6 percent (1 percent in local currencies), to $22,470 million in 2009, mainly due to lower revenues. However, as a percentage of revenues, cost of sales increased to 70.7 percent from 68.7 percent in 2008. This increase was primarily attributable to higher under-absorption costs arising from lower business volumes, the impact of price erosion, higher restructuring-related charges, and changes in business and product mix (the proportion of revenues from high margin businesses is relatively lower in 2009). The impact of these factors was partly offset by savings realized from measures taken in the areas of supply management, global footprint and operational excellence.

        In 2008, cost of sales increased 19 percent (15 percent in local currencies) to $23,972 million. Cost of sales as a percentage of revenues decreased to 68.7 percent from 69.3 percent in 2007 reflecting a continuing trend from earlier years as the operations benefited from increased business volume, higher capacity utilization, better project execution and process improvement programs in the areas of risk management and project cost control. Furthermore, the progress made in the implementation of our cost migration strategy delivered financial benefits through cost savings in 2008.

Selling, general and administrative expenses

        The components of selling, general and administrative expenses were as follows:

	2009	2008	2007
	($ in millions)
Selling expenses	(2,868)	(2,943)	(2,531)
Selling expenses as a percentage of orders received	9.3%	7.7%	7.4%
General and administrative expenses	(2,660)	(2,879)	(2,444)
General and administrative expenses as a percentage of revenues	8.4%	8.2%	8.4%

Total selling, general and administrative expenses	(5,528)	(5,822)	(4,975)

Total selling, general and administrative expenses as a percentage of revenues	17.4%	16.7%	17.0%
Total selling, general and administrative expenses as a percentage of the average of orders received and revenues	17.6%	15.9%	15.7%

        In 2009, selling, general and administrative expenses decreased 5 percent (increased 1 percent in local currencies), after increasing 17 percent (12 percent in local currencies), in 2008. Total selling, general and administrative expenses, which are related to both orders received and revenues, expressed as a percentage of the average of orders received and revenues, increased in 2009 by 1.7 percentage-points to 17.6 percent from 15.9 percent in 2008, after increasing 0.2 percentage-points from 2007.

        Selling expenses in 2009 decreased 3 percent (but increased 3 percent in local currencies), from 2008. The local currency increase is the result of an increase in doubtful debt allowance, higher expenses associated with longer tender phases in our systems business, offset in part by strict cost controls leading to a reduction of expenses and lower volume-related expenses such as sales commissions. Expressed as a percentage of orders received, selling expenses increased 1.6 percentage-points in 2009, mainly the result of lower orders received.

        Selling expenses in 2008 increased 16 percent (11 percent in local currencies), from 2007, primarily due to increased activities in sales and marketing and the growth of our sales personnel.

        In 2009, general and administrative expenses decreased 8 percent (2 percent in local currencies), reflecting savings achieved from our cost takeout program. General and administrative expenses include non-order related research and development expenses of $1,037 million, a $10 million increase from 2008. Total general and administrative expenses, as a percentage of revenues, remained at the same level as 2008, reflecting a decrease in revenues.

        In 2008, general and administrative expenses increased 18 percent (13 percent in local currencies), primarily related to the growth of business. General and administrative expenses include non-order related research and development, which increased 18 percent (12 percent in local currencies) to $1,027 million in 2008, compared to 2007, reflecting the continued spending on product development activities, particularly in the Power Products, Automation Products and Process Automation divisions. Total general and administrative expenses, as a percentage of revenues, remained at the same level as 2007, despite increased growth during the period. This was partly due to increased focus on the monitoring and controlling of administrative costs both at the corporate and operating unit levels.

Other income (expense), net

	2009	2008	2007
	($ in millions)
Restructuring-related expenses(1)	(111)	(5)	(8)
Capital gains, net	14	73	95
Asset write-downs	(50)	(11)	(66)
Income from licenses, equity accounted companies and other income (expense)	476	(623)	9

Total	329	(566)	30

(1)
Excluding asset write-downs

        "Other income (expense), net", typically consists of restructuring-related expenses, gains or losses from the sale of businesses, gains or losses from the sale or disposal of property, plant and equipment, asset write-downs, our share of income or loss from equity accounted companies and license income.

        Restructuring-related costs are recorded in various lines within the Consolidated Income Statements depending on the nature of the charges. In 2009, restructuring-related costs reported in "Other income (expense), net" amounted to $111 million, and were incurred for restructuring projects in all of our divisions with the highest expenses recorded in the Robotics, Process Automation and Automation Products divisions.

        In 2008, restructuring-related costs reported in "Other income (expense), net" amounted to $5 million, incurred for restructuring projects mainly in the Power Products, Automation Products and Process Automation divisions. In 2007, restructuring-related costs reported in "Other income (expense), net" amounted to $8 million that primarily consisted of $3 million costs incurred to streamline the operations in the Power Products division, $2 million restructuring-related costs for capacity expansion in the Power Systems division and $2 million restructuring-related costs in real estate operations.

        In 2009, "Capital gains, net" consisted primarily of gains from the sale of real estate properties, mainly in Norway, France, Switzerland and the Netherlands.

        In 2008, "Capital gains, net" consisted mainly of $14 million in gains from the sale of shares and participations, $10 million income from the release of a provision from a legal claim settlement related to the sold Air Handling business and $47 million capital gains from the sale of real estate properties, mainly in Switzerland, Brazil, Italy, Norway, the United Kingdom, Mexico, and Poland. Additionally, in 2008, we recorded adjustments to the gain on sale of Jorf Lasfar and Neyveli of $16 million related to the favorable outcome on an outstanding tax case.

        In 2007, "Capital gains, net" consisted of $49 million in gains from the sale of equity investments, including a $38 million gain from the divestment of our equity investments in Jorf Lasfar and Neyveli, a $41 million gain from the sale of real estate properties mainly in Switzerland, Italy and to a lesser extent in Brazil, Norway and France and a $5 million gain on sale of various machinery and equipment in Europe.

        Asset write-downs in 2009 included the impairment of the certain fixed assets in the United States ($10 million) and other impairments and write-downs of tangible and intangible assets primarily relating to ongoing restructuring programs in various countries. Asset write-downs in 2008 mainly related to the Distributed Energy business in Great Britain and other minor impairments. Asset write-downs during 2007 included an impairment charge of $42 million in respect of one of our equity investments, which we intend to divest, as the anticipated market value was less than our book value.

        In 2009, "Income from licenses, equity accounted companies and other income (expense)" primarily consisted of the partial release of provisions related to the investigations in the Power Transformers business after the European Commission imposed a fine of 33.75 million euros (equivalent to $49 million on date of payment) in October 2009. Additionally, license income of approximately $5 million mainly from Switzerland and Germany was included in this line item.

        In 2008, "Income from licenses, equity accounted companies and other income (expense)" primarily consisted of provisions for the ongoing investigations in the Power Transformer business by the European Commission, the German Federal Cartel Office, as well as the investigations by the U.S. Securities and Exchange Commission (SEC) and the U.S. Department of Justice (DoJ) which were recorded in Corporate and Other (see "Note 15 Commitments and contingencies" to our Consolidated Financial Statements.) Income from equity accounted companies in 2008 was generated from our equity ventures investment in Colombia and other investments in Italy, Finland and Germany and license income was generated mainly from Japan. Income from equity accounted companies in 2007 included $36 million, which was primarily related to Jorf Lasfar prior to its sale in the second quarter of 2007. During 2007, this income was also offset by charges towards several businesses that were sold or closed in earlier years.

Earnings before interest and taxes

				% Change
	2009	2008	2007	2009	2008
	($ in millions)
Power Products	1,969	2,100	1,596	(6)%	32%
Power Systems	388	592	489	(34)%	21%
Automation Products	1,330	1,908	1,477	(30)%	29%
Process Automation	685	926	683	(26)%	36%
Robotics	(296)	9	79	n.a.	n.a.

Core divisions	4,076	5,535	4,324	(26)%	28%
Corporate and Other	50	(983)	(301)	n.a.	n.a.

Total	4,126	4,552	4,023	(9)%	13%

        In 2009 and 2008, EBIT decreased 9 percent (8 percent in local currencies) and increased 13 percent (6 percent in local currencies), as a result of the factors discussed above.

        EBIT margins were as follows:

	2009	2008	2007
	(in %)
Power Products	17.5	17.7	16.3
Power Systems	5.9	8.6	8.4
Automation Products	14.9	18.6	17.1
Process Automation	9.3	11.8	10.6
Robotics	(30.5)	0.5	5.6

Core divisions	11.6	14.4	13.5

Total	13.0	13.0	13.8

        In 2009, EBIT margins in the divisions were negatively impacted by restructuring-related costs, price pressures mainly in our short-cycle businesses, lower volume and decreased capacity utilization, and lower revenues from higher-margin product businesses. These impacts were partly offset by cost savings in sourcing, general and administrative expenses as well as footprint adjustments and operational excellence initiatives. The release of compliance provisions recorded in "Corporate and Other" positively impacted the consolidated margin in 2009 compared to 2008.

Net interest and other finance expense

        Net interest and other finance expense consists of "Interest and dividend income" offset by "Interest and other finance expense".

        "Interest and other finance expense" includes interest expense on our debt, the amortization of upfront costs associated with our credit facility and our debt securities, commitment fees on our bank facility and exchange losses on financial items, offset by gains on marketable securities and exchange gains on financial items.

	2009	2008	2007
	($ in millions)
Interest and dividend income	121	315	273
Interest and other finance expense(1)	(127)	(349)	(383)

Net interest and other finance expense	(6)	(34)	(110)

(1)
"Interest and other finance expense" in 2007 includes an additional charge of $97 million to reflect the adoption in 2009 of a new accounting standard for convertible bonds (see "Note 2 Significant accounting policies—New accounting pronouncements" to our Consolidated Financial Statements). The amount comprises $90 million loss on conversion of the bonds and $7 million amortization of discount during 2007.

        Interest and dividend income decreased in 2009 compared to 2008 due to the continued fall in market interest rates and despite the increase of $1,829 million in our net cash (defined as "Cash and equivalents" and "Marketable securities and short-term investments" less the sum of "Short-term debt and current maturities of long-term debt" and "Long-term debt"—see "Liquidity and Capital Resources" for further discussion.)

        "Interest and dividend income" increased in 2008 compared to 2007, reflecting (i) the improvement in our liquidity during the first half of 2008 through cash generated from operations and (ii) the change in investment strategy compared to 2007 with more cash placed in time deposits. In the first three quarters of 2007, we invested a significant amount of our excess liquidity in accumulating net asset value money-market funds, where the income is not distributed but is reflected by an increase in value of the funds' shares and is realized upon the sale of such investments. Gains on sales of securities are netted against "Interest and other finance expense" while interest on deposits is recorded in

"Interest and dividend income". Consequently, this change in investment strategy explains part of the increase in interest and dividend income in 2008 compared to 2007. During the second half of 2008, however, our interest income was impacted by falling interest rates, our acceptance of lower yields in favor of security in an increasingly difficult market and, despite positive cash flow from operations, a lower excess cash balance as cash was expended for, amongst other, the dividends paid in the form of nominal value reduction, acquisitions and the share buyback program. (See "Liquidity and Capital Resources" for discussion of our investment strategy.)

        Both "Interest and dividend income" and "Interest and other finance expense" in 2007 include a gross-up in the amount of $44 million, related to interest income and expense on certain balance sheet items that were economically related but did not meet the criteria for presentation on a net basis. This should be considered when comparing 2008 figures with 2007.

        "Interest and other finance expense" decreased in 2009 compared to 2008 primarily due to the non-recurrence of the one-off items described below and the overall fall in market interest rates over the period.

        Excluding the effect of the adoption of the new accounting standard for convertible debt that resulted in an additional charge of $97 million in 2007, "Interest and other finance expense" increased in 2008 compared to 2007, despite a reduction in overall debt levels. This increase was primarily due to two items in 2008. Firstly, we recorded a $20 million other-than-temporary impairment on available-for-sale equity fund securities held by our Captive Insurance business, as we did not expect the market values of these securities to recover to their cost basis in the near term, given the market conditions at that time. Secondly, at December 31, 2008, we recorded $102 million in foreign exchange losses on the remeasurement into U.S. dollars of funding (in euros) of our euro-denominated investment in government bonds, designated as available-for-sale securities. The corresponding foreign exchange gains on these securities were part of their change in market values recorded in "Accumulated other comprehensive loss" in equity and were released to the income statement in the first quarter of 2009, when these securities matured. The unrealized losses at December 31, 2008, were the result of the significant move in the EUR/USD exchange rate in the month of December 2008 and the amount of the EUR-denominated funding of these securities (1.06 billion euros).

Provision for taxes

	2009	2008	2007
	($ in millions)
Income from continuing operations, before taxes	4,120	4,518	3,913
Provision for taxes	(1,001)	(1,119)	(595)
Effective tax rate for the year	24.3%	24.8%	15.2%

        Certain provisions recorded as an expense in 2008 and the release of certain of these provisions in 2009, primarily related to alleged anti-competitive practices, originated in jurisdictions with a tax rate other than the weighted-average tax rate.

        The provision for taxes in 2009 represented an effective tax rate of 24.3 percent and included:

  •
  the change in valuation allowance of approximately $46 million on deferred taxes, as we determined it was more likely than not that such deferred tax assets would be realized. This change in valuation allowance included a benefit of $60 million related to our operations in Central Europe.

  •
  a benefit of approximately $74 million related to the release of provisions for previously disclosed investigations by European authorities into suspect payments and alleged anti-competitive practices that were recognized as income for financial accounting purposes, but were not taxable.

        The provision for taxes in 2008 represented an effective tax rate of 24.8 percent and included:

  •
  the change in valuation allowance of approximately $414 million on deferred taxes, as we determined it was more likely than not that such deferred tax assets would be realized. The change in valuation allowance was predominantly related to our operations in North America (of approximately $330 million).

  •
  an expense of approximately $140 million relating to a pending tax dispute in Northern Europe.

  •
  approximately $100 million related to costs of previously disclosed investigations by the U.S. and European authorities into suspect payments and alleged anti-competitive practices that were deducted for financial accounting purposes, but were not tax deductible.

        The provision for taxes in 2007 represented an effective tax rate of 15.2 percent and included:

  •
  the change in valuation allowance of approximately $698 million on deferred taxes, as we determined it was more likely than not that such deferred tax assets would be realized. The change in valuation allowance was predominantly related to our operations in certain countries such as the United States with approximately $490 million, but also including countries such as Canada and the United Kingdom.

  •
  an expense of approximately $35 million relating to the interpretation of tax law and double tax treaty agreements by competent tax authorities in the Mediterranean region, and

  •
  an expense of approximately $45 million relating to a net increase in tax accruals.

Income from continuing operations before cumulative effect of accounting change, net of tax

        The reduction of $280 million in 2009 compared to 2008 was primarily the result of the decrease in EBIT as discussed above. The improvement of $81 million in 2008 compared to 2007 was the result of higher EBIT and lower net interest and other finance expense, largely offset by an increase in provision for taxes.

Income (loss) from discontinued operations, net of tax

        For a detailed discussion of income (loss) from discontinued operations, net of tax, as well as a detailed discussion of the results of our discontinued operations, see "Discontinued operations," and "Note 3 Acquisitions, divestments and discontinued operations" to our Consolidated Financial Statements.

Cumulative effect of accounting change, net of tax

        In 2009, we adopted a new accounting standard that changed the accounting for convertible debt instruments that contained cash settlement features. Although we did not have any convertible debt instruments outstanding at December 31, 2009, 2008 and 2007, we adopted the provisions of this new standard on a retroactive basis to January 1, 2007, as they related to our 1 billion Swiss francs 3.5% convertible bonds (issued 2003) fully converted by bondholders in 2007. The impact on our Consolidated Income Statement in 2007 was (i) a loss of $49 million reported as "Cumulative effect of accounting change, net of tax" and (ii) a loss of $97 million from the conversion of bonds and amortization of discount, recorded in "Interest and other finance expense". See "Note 2 Significant accounting policies—New accounting pronouncements" to our Consolidated Financial Statements for additional information.

Net income attributable to ABB

        As a result of the factors discussed above, net income attributable to ABB decreased by $217 million to $2,901 million in 2009 as compared to 2008 and decreased by $493 million to $3,118 million in 2008 as compared to 2007.

Earnings (loss) per share attributable to ABB shareholders

	2009	2008	2007
	(in $)
Income from continuing operations before cumulative effect of accounting change, net of tax:
Basic	1.26	1.37	1.37
Diluted	1.26	1.37	1.34
Income (loss) from discontinued operations, net of tax:
Basic	0.01	(0.01)	0.25
Diluted	0.01	(0.01)	0.25
Cumulative effect of accounting change, net of tax:
Basic	—	—	(0.02)
Diluted	—	—	(0.02)
Net income attributable to ABB:
Basic	1.27	1.36	1.60
Diluted	1.27	1.36	1.57

        Basic earnings (loss) per share is calculated by dividing income (loss) by the weighted-average number of shares outstanding during the year. Diluted earnings (loss) per share is calculated by dividing income (loss) by the weighted-average number of shares outstanding during the year, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise: outstanding written call options; outstanding options and shares granted subject to certain conditions under our share-based payment arrangements and, prior to September 2007, shares issuable in relation to our outstanding convertible bonds. (See "Note 20 Earnings per share" to our Consolidated Financial Statements.)

Divisional analysis

Power Products

        The financial results of our Power Products division were as follows:

				% Change
	2009	2008	2007	2009	2008
	($ in millions except EBIT Margin %)
Orders	10,940	13,627	11,320	(20)%	20%
Order backlog at December 31,	8,226	7,977	6,932	3%	15%
Revenues	11,239	11,890	9,777	(5)%	22%
EBIT	1,969	2,100	1,596	(6)%	32%
EBIT Margin %(1)	17.5%	17.7%	16.3%	n.a.	n.a.

(1)
EBIT Margin % is calculated as EBIT divided by revenues

Orders

        Orders were down 20 percent (14 percent in local currencies) in 2009 primarily due to lower demand from industrial and construction-related markets as well as from the distribution sector. Order intake was further impacted by lower price levels due to weaker market conditions and pass-through of reduced commodity costs. In 2008, improvements were primarily due to growth in demand for electricity, particularly in emerging markets, and the expansion and improvement of power grid infrastructure, with a focus on environmental sustainability.

        The geographic distribution of orders as a percentage of total orders for our Power Products division was as follows:

	2009	2008	2007
	(in %)
Europe	34	38	39
The Americas	23	24	24
Asia	33	30	30
Middle East and Africa	10	8	7

Total	100	100	100

        In 2009, the share of orders from Europe and the Americas decreased due to unfavorable macro-economic conditions. However, these regions continue to generate over 50 percent of our order volume. Meanwhile, emerging markets in Asia and MEA showed relatively greater resilience and continued to invest in infrastructure projects, leading to an increase in their share of the total order volume.

        In 2008, the share of orders from Europe, the largest region, decreased marginally, even though they grew in absolute terms. This growth was driven by the need to replace aging infrastructure and the increased demand for power grid interconnections and renewable energies. The share of orders from the Americas remained flat and was considerably influenced by orders from the United States, driven by the need to replace aging infrastructure and to meet capacity and reliability requirements. The share of orders from Asia remained stable compared to 2007. Demand was driven by the growth in energy needs, particularly in China and India, resulting from increasing levels of industrialization and urbanization. The share of orders from MEA improved in 2008, reflecting increased investment in infrastructure, supported by high oil prices.

Order backlog

        Order backlog in 2009 increased 3 percent (decreased 2 percent in local currencies), after increasing 15 percent (24 percent in local currencies) in 2008. In 2009, the slight decrease in local currency order backlog was due to reduced order intake across all businesses. In 2008, the increase was due to higher order intake, led by the Transformers business which typically has longer delivery schedules.

Revenues

        Revenues decreased 5 percent (1 percent in local currencies) in 2009 due to the lower contribution of shorter-cycle businesses mainly related to the industrial and construction sectors, as reflected in the order intake. This includes businesses such as medium-voltage equipment and distribution transformers.

        Revenues increased 22 percent (18 percent in local currencies) in 2008 as a result of continued order growth and strong opening order backlog in almost all market segments, particularly in transformers.

        The geographic distribution of revenues for our Power Products division was as follows:

	2009	2008	2007
	(in %)
Europe	35	38	39
The Americas	25	24	24
Asia	31	30	30
Middle East and Africa	9	8	7

Total	100	100	100

        In 2009, the geographical distribution of revenues followed similar trends as orders but Europe's share declined slightly due to lower revenues in Russia and an overall challenging market environment. The Americas reported marginal positive growth in local currencies mainly due to increased revenues from transmission products which compensated for the decline in sales of distribution products. In Asia revenues dipped marginally due to delays in customer acceptance of deliveries resulting from a slowdown in execution of infrastructure projects due to a weaker market environment. MEA recorded positive growth in revenue as several large projects were executed in the current year.

        The relative share of revenues among geographic regions in 2008 and 2007 remained similar to the distribution of orders, while all regions recorded growth in revenues as compared to the previous year. In Europe, the growth in revenues was led by Spain, Switzerland and the United Kingdom. Revenue growth in Asia in 2008 was led by China and India, while revenue growth in the Americas was particularly strong in the United States. In MEA, the share of revenues remained similar to 2007 with the increase in revenues driven by Saudi Arabia.

Earnings before interest and taxes

        EBIT decreased 6 percent (2 percent in local currencies), in 2009, after increasing 32 percent (24 percent in local currencies), in 2008. The EBIT margin for the division was 17.5 percent in 2009, as compared to 17.7 percent in 2008 and 16.3 percent in 2007. EBIT and EBIT margin in 2009 were lower mainly due to reduced revenues and also reflected the lower share of higher-margin short-cycle product revenues compared to 2008. Total restructuring-related charges in 2009 amounted to $77 million. In 2008 and 2007, total costs related to the transformer consolidation program amounted to $46 million and $34 million, respectively. EBIT and EBIT margin in 2008 benefited from increased revenues, improved capacity utilization across businesses, operational and productivity improvements, supply chain savings and a positive impact of the transformer consolidation program.

Fiscal year 2010 outlook

        Continued uncertainty in the market environment could contribute to project delays. Moreover, the time lag in the recovery of investment in the industrial, construction-related and power distribution sectors may stifle demand in the near term. However, the medium and long-term growth drivers for this business remain intact. This includes growth in emerging markets, the need for power availability and efficiency, climate change concerns, integration of renewables, development of smarter, more reliable and flexible grids as well as economic stimulus packages targeted at grid investments.

Power Systems

        The financial results of our Power Systems division were as follows:

				% Change
	2009	2008	2007	2009	2008
	($ in millions except EBIT Margin %)
Orders	7,830	7,408	7,744	6%	(4)%
Order backlog at December 31,	9,675	7,704	8,209	26%	(6)%
Revenues	6,549	6,912	5,832	(5)%	19%
EBIT	388	592	489	(34)%	21%
EBIT Margin %(1)	5.9%	8.6%	8.4%	n.a.	n.a.

(1)
EBIT Margin % is calculated as EBIT divided by revenues

Orders

        Order intake in 2009 increased 6 percent (17 percent in local currencies), as a strong increase in power transmission orders from utility customers compensated for lower demand in the industrial and power distribution sectors. A slow-down in base orders was more than offset by a strong growth in large orders. The growth in large orders partly reflects a general trend towards larger projects, sometimes resulting from a bundling of smaller projects. Large orders secured in 2009 included the $550 million EirGrid power link project where our HVDC LightTM technology will connect and enhance capacity and stability of both the Irish and the U.K. transmission grids, as well as facilitate the integration of renewable energy. A $540 million HVDC contract was received for the world's longest power transmission link to be constructed in Brazil, bringing remote hydro power to urban centers around São Paulo. Orders in 2009 also included a $400 million substation project in Kuwait to further enhance the country's electrical transmission grid.

        Order intake in 2008 decreased 4 percent (8 percent in local currencies) when compared to 2007, due to a lower volume of large orders, while the base order volume was maintained at the previous year's level. Large projects secured in 2008 included a $233 million order from Hyundai Engineering and Construction of Korea to supply power systems and grid connections for a natural gas and steam turbine (combined-cycle) power plant to be built in Qatar. A $170 million order was received from Svenska Kraftnät and Fingrid Oyj, the transmission system operators in Sweden and Finland, for two HVDC converter stations for the Fenno-Skan 2 power link. A $150 million order was received from Dutch utility Nuon to provide power systems and grid connections for a new power plant to be built in the Netherlands.

        The geographic distribution of orders as a percentage of total orders for our Power Systems division was as follows:

	2009	2008	2007
	(in %)
Europe	33	39	46
The Americas	22	16	11
Asia	16	20	21
Middle East and Africa	29	25	22

Total	100	100	100

        Europe remained the largest region in terms of order intake in 2009. There is a strong political commitment in Europe to increase the share of renewables and adapt the grids to make them smarter and more reliable. During 2009 there was a growing tendency to translate these commitments into actions, in some cases as part of governments' economic stimulus plans. Significant growth in the Americas was led by an order increase in Brazil. Orders also grew in Mexico as further investments were made to meet the rising demand for energy and to enhance the reliability and efficiency of the power grid. MEA continued to grow, as growing demand in several countries in the Middle East, led by Kuwait and Saudi Arabia, more than offset a slower order intake in Southern Africa. The order share from Asia decreased as lower volumes in China and Australia could not be fully compensated by an increased order intake in India.

        The order decrease in Europe in 2008 mainly reflected the high volume of large projects received in this region in 2007, which could not be matched in 2008. MEA continued to show significant market growth for the division, as high fuel prices triggered investments in large infrastructure projects. Orders were also strong in the Americas, particularly in the United States, Canada and Brazil, resulting in a higher percentage share for the Americas region as compared to the previous year. The order share from Asia decreased marginally, mainly due to a relatively lower volume of large orders from China. Orders also decreased in India, primarily as the Power Systems division decided to discontinue its involvement in the rural electrification business due to safety concerns.

Order backlog

        Order backlog at December 31, 2009, increased 26 percent (20 percent in local currencies), due mainly to the strong growth in large order intake. Large projects stay longer than base orders in the order backlog, as the project execution time is considerably longer. The order backlog decreased by $505 million, or 6 percent (increased 4 percent in local currencies), at December 31, 2008, compared with December 31, 2007, mainly due to a lower volume of large order intake.

Revenues

        Revenues decreased 5 percent (increased 1 percent in local currencies), in 2009 as compared with an increase of 19 percent (16 percent in local currencies), in 2008. The revenue development in 2009, as in 2008, mainly reflected the scheduled project execution of the order backlog. The lower share of base orders led to a lower book and bill ratio in 2009 than in 2008 and 2007, i.e. a lower share of orders with a shorter execution cycle, which could be converted to revenues within the same calendar year.

        The geographic distribution of revenues for our Power Systems division was as follows:

	2009	2008	2007
	(in %)
Europe	39	42	40
The Americas	15	14	15
Asia	18	18	20
Middle East and Africa	28	26	25

Total	100	100	100

        In Europe, revenues were lower in both Western and Eastern Europe, reflecting scheduled project execution, as well as lower book and bill volumes. There was a small revenue increase in the Americas, led by growth in Mexico and Brazil. In the MEA region, revenues increased on project progress particularly in Namibia, Saudi Arabia and Kuwait, which more than compensated for the postponements of a few projects in the United Arab Emirates.

        In 2008, all regions recorded growth in revenues over the previous year with Europe and MEA taking the lead. The higher revenues from Europe in 2008 compared to 2007 were mainly attributable to strong revenue growth in Germany, the United Kingdom and Italy, driven by the execution of large projects booked in 2007 and 2006. Similarly the revenue growth from MEA was also largely due to the execution of large orders booked in the region in prior years.

Earnings before interest and taxes

        EBIT of the Power Systems division decreased 34 percent (29 percent in local currencies) in 2009, compared with growth of 21 percent (19 percent in local currencies) in 2008. The EBIT margin for the division decreased to 5.9 percent in 2009 compared with 8.6 percent and 8.4 percent in 2008 and 2007, respectively.

        The lower EBIT and EBIT margin in 2009 was primarily the result of restructuring-related charges, lower revenues, higher research and development spending, as well as increased sales cost from higher tendering activity. The increase in EBIT and EBIT margin in 2008 was mainly attributed to higher revenues and capacity utilization, bidding selectivity, project execution and the cost benefit from expanding engineering resources in emerging markets.

Fiscal year 2010 outlook

        Key market drivers for the Power Systems division continue to be economic growth and infrastructure spending on new capacities in emerging markets, upgrades of aging infrastructure, power reliability and quality improvements, increased focus on energy efficiency, the integration of renewable energy sources and the development of more flexible and smarter grids. Looking ahead, we believe that governments are likely to focus on infrastructure investments in the energy sector. Political commitments in Europe, U.S., and Asia to increase the share of energy from renewable sources, is expected to spur activity in the power sector.

Automation Products

        The financial results of our Automation Products division were as follows:

				% Change
	2009	2008	2007	2009	2008
	($ in millions except EBIT Margin %)
Orders	8,453	10,872	9,314	(22)%	17%
Order backlog at December 31,	3,557	3,863	3,490	(8)%	11%
Revenues	8,930	10,250	8,644	(13)%	19%
EBIT	1,330	1,908	1,477	(30)%	29%
EBIT Margin %(1)	14.9%	18.6%	17.1%	n.a.	n.a.

(1)
EBIT Margin % is calculated as EBIT divided by revenues

Orders

        Orders decreased 22 percent (18 percent in local currencies) in 2009 and increased 17 percent (11 percent in local currencies) in 2008.

        In 2009, the demand in industrial and construction markets deteriorated leading to a decline in orders received. Both base orders and large orders were lower than 2008. However, the order trend improved at the end of 2009 for some standard products such as wiring accessories as the construction markets started recovering from a low level.

        The increase in 2008 as compared to 2007 was the result of high demand during the first three quarters of the year for all business units except wiring accessories which experienced a weakening construction market. In the fourth quarter of 2008, demand for standard industrial and building products declined, reflecting the general global economic downturn. Orders for low-voltage (LV) drives, machines and LV systems increased in the last quarter of 2008, due to orders for energy conservation and renewable energy (mainly wind).

        The geographic distribution of orders as a percentage of total orders for our Automation Products division was as follows:

	2009	2008	2007
	(in %)
Europe	54	60	63
The Americas	10	11	11
Asia	29	23	21
Middle East and Africa	7	6	5

Total	100	100	100

        In 2009, the share of orders from Europe and the Americas declined as the recession affected these regions more than the emerging markets in Asia. Orders from U.S. were 32 percent lower than 2008 and many West European countries reported similar reductions. The share from Asia increased to 29 percent as the orders from China grew 10 percent compared to 2008. Orders from MEA increased mainly due to Saudi Arabia.

        The share of orders from Europe in 2008 decreased as total orders only grew 13 percent (5 percent in local currencies). The lower growth rate in orders reflected the weak construction market particularly in Germany and Spain. Furthermore, in 2007, we secured a $110 million order for traction converters in Germany which was not repeated. The share of orders in the Americas was stable as high order growth in South America compensated for the weakening construction sector in the United States. The share of orders from Asia increased as a result of industrial infrastructure investments in China and India.

Order backlog

        Order backlog in 2009 decreased 8 percent (12 percent in local currencies) as revenues were higher than orders for several business units, especially in power electronics and medium-voltage (MV) drives, machines, LV drives and LV motors.

        Order backlog in 2008, when compared to 2007, increased 11 percent (18 percent in local currencies), as orders were higher than revenues for most business units, especially in power electronics and MV drives which booked several larger MV drive projects during the second half of the year.

Revenues

        Revenues in 2009 decreased 13 percent (9 percent in local currencies). Revenues declined more slowly than orders as execution of the strong backlog in business units such as machines and power electronics and MV drives partly offset lower revenues in shorter-cycle businesses such as low-voltage products. Revenues were also impacted by lower prices resulting from a decrease in material costs as well as reduced demand.

        Revenues in 2008 increased 19 percent (13 percent in local currencies). This increase was a result of higher order intake and execution of a strong order backlog. The revenue growth came from higher volumes as only minor price increases were made in 2008.

        The geographic distribution of revenues for our Automation Products division was as follows:

	2009	2008	2007
	(in %)
Europe	56	62	61
The Americas	11	11	12
Asia	27	22	22
Middle East and Africa	6	5	5

Total	100	100	100

        Europe's share of revenues in 2009 was reduced, as the orders from this region were strongly influenced by the recession. The increased share of revenues from Asia was the result of order growth and the build-up of local resources in sales, service and production in this region.

        In 2008, the regional split was basically the same as in 2007, as all regions achieved double-digit growth in revenues. The weakening construction markets in Western Europe and North America led to lower growth rates for standard products in these regions. High growth was achieved in Asia mainly as a result of good order intake and a high backlog in China and India.

Earnings before interest and taxes

        In 2009, the decline in EBIT was due to lower revenues, reduced capacity utilization and restructuring-related costs to adapt to weaker demand. Machines and power electronics and MV drives improved EBIT, supported by their strong backlog while all other business units were lower. Although the EBIT margin decreased from 18.6 percent in 2008 to 14.9 percent in 2009, high EBIT margins were achieved in LV drives, breakers and switches and wiring accessories although the levels were lower than 2008. Furthermore, cost reductions offset the negative impact from price erosion.

        In 2008, EBIT increased 29 percent (21 percent in local currencies) as a result of increased revenues and continued operational improvements. All businesses improved their EBIT except wiring accessories which suffered from lower revenues due to the weakening construction market. The largest margin improvements were made in power electronics and MV drives, machines, LV drives and enclosures and DIN-rail products due to increased capacity utilization and operational improvements.

Fiscal year 2010 outlook

        We believe the general global economic slowdown will flatten out and stabilize at a low level during 2010. However, in renewable energy and energy efficiency applications we expect continued investments. Continued growth is expected in China and India.

Process Automation

        The financial results of our Process Automation division were as follows:

				% Change
	2009	2008	2007	2009	2008
	($ in millions except EBIT Margin %)
Orders	6,200	8,657	7,935	(28)%	9%
Order backlog at December 31,	5,412	6,111	5,951	(11)%	3%
Revenues	7,347	7,815	6,420	(6)%	22%
EBIT	685	926	683	(26)%	36%
EBIT Margin %(1)	9.3%	11.8%	10.6%	n.a.	n.a.

(1)
EBIT Margin % is calculated as EBIT divided by revenues

Orders

        In 2009, orders decreased 28 percent (22 percent in local currencies) to $6,200 million. Both large orders and base orders were down during 2009 compared with the strong performance in 2008. The market slowdown noted in the fourth quarter of 2008 continued during 2009 with some stabilization of orders at the end of the year. The market was still driven by cost savings and energy and production efficiency requirements.

        Lower investments in the marine, minerals, metals, and pulp and paper markets, as a result of the financial crisis and customers reducing investments due to uncertainty of future demand and limited access to project financing, was the main reason for lower orders recorded during 2009. Orders from the oil and gas sector remained strong in 2009 and grew 16 percent (29 percent in local currencies) due to several large orders from the MEA region. The performance services business grew 1 percent (10 percent in local currencies) due to the joint venture formed with Stora Enso to provide maintenance operations and improve efficiency at six pulp, paper and board mills in Finland. Service orders remained stable in 2009, while both systems and products orders were significantly reduced compared with 2008.

        In 2008, orders increased 9 percent (4 percent in local currencies), with growth in large orders of 9 percent (1 percent in local currencies), compared to 2007. Our Process Automation division also reported an increase in base orders of 9 percent (5 percent in local currencies), in 2008, compared to 2007. Strong orders during the first quarter together with continued high activity in the market during the second quarter contributed to the growth, while in the second half of 2008 the growth in products and services was more than offset by lower large orders in the systems business. The oil, gas and petrochemical, metals, marine and turbocharging sectors recorded the strongest growth, while the pulp and paper and minerals sectors recorded lower order intake.

        The geographic distribution of orders as a percentage of total orders for our Process Automation division was as follows:

	2009	2008	2007
	(in %)
Europe	40	40	42
The Americas	19	19	19
Asia	21	29	30
Middle East and Africa	20	12	9

Total	100	100	100

        In 2009, European orders were down due to lower investments in the marine and minerals markets, however the region continued to represent the largest share of orders for Process Automation. In the Americas, the higher demand in Peru and Colombia was not enough to offset the lower order intake from the United States, Brazil, Canada and Mexico. The strong growth in Asia during 2007 and 2008 could not be repeated during 2009 due to lack of large orders from the marine, metals and pulp and paper market sectors. MEA recorded significant order growth during 2009 led by strong oil and gas investments in Algeria.

        In 2008, investments in the marine sector, mainly from the cruise ship builders, contributed to the orders in Europe as well as several orders from the minerals and metals sectors. The Americas experienced strong growth driven by our minerals business in Canada and Brazil, our oil and gas business in the United States and Mexico and our service business in the United States. Orders in Asia were also at a high level coming mainly from our marine and metals businesses in China, Singapore and Korea. MEA experienced significant growth during 2008 supported by high commodity prices at the beginning of the year which drove industrial investments especially in the oil and gas and minerals sectors.

Order backlog

        Order backlog at December 31, 2009 decreased 11 percent (17 percent in local currencies) to $5,412 million, compared to a year earlier. This reduction was the result of lower order intake combined with strong execution of projects in our opening backlog principally in the marine, minerals and metals business sectors. Order cancellations of approximately $300 million were received from customers in 2009, reducing our orders received and order backlog correspondingly.

        Order backlog at December 31, 2008 increased 3 percent (12 percent in local currencies), compared to December 31, 2007. The growth in the order backlog was driven by large system orders received in the oil and gas, minerals and marine sectors with delivery schedules extending into 2010 and beyond.

Revenues

        Revenues in 2009 from our systems business decreased 6 percent (increased 4 percent in local currencies). The local currency increase was led by minerals and oil and gas due to the strong backlog built up in the systems business during 2008. Revenues in pulp and paper were down due to the low activity levels in the market already prior to the financial crisis with several customers shutting down mills in America and Europe. Service revenues were at the same level as a year earlier in local currencies, due to the strong installed base and the contribution from the newly formed joint venture with Stora Enso. The products business was lower across all product lines during 2009 due to the short revenue conversion cycle (from orders received into revenues). Higher operational expenditure in the maintenance areas supported revenue growth in marine and metals services.

        In 2008, revenues increased strongly as a result of the execution of the large order backlog in our systems business as well as strong revenues in both our service and products businesses. All regions and sectors recorded strong revenues but the highest growth was in our marine, metals, minerals, oil and gas and turbocharging businesses. Overall revenues were up across the systems business with 19 percent, the products business with 18 percent and the service business with 14 percent growth.

        The geographic distribution of revenues for our Process Automation division was as follows:

	2009	2008	2007
	(in %)
Europe	41	44	46
The Americas	19	19	17
Asia	27	27	26
Middle East and Africa	13	10	11

Total	100	100	100

        Higher revenues in 2009 from Finland and Norway were insufficient to maintain the same high level of revenues recorded in 2008 in Europe, as revenues were lower in the United Kingdom, Germany and Russia. Revenues in the Americas were slightly lower when compared with a strong performance a year earlier; Canada and Chile recorded significant growth while revenues from the U.S. and Brazil were lower. In Asia revenues were down mainly from Japan, Australia and Vietnam while Singapore experienced double-digit growth. Revenues in 2009 from MEA recorded significant growth due to the execution of several large projects in Congo, Qatar and Pakistan.

        In 2008, revenues increased in all regions with the Americas, Asia and Europe showing strong growth. Europe experienced an increase in revenues driven by projects executed in Germany, Finland, Norway, the United Kingdom and Italy. The increase in revenues in the Americas was driven by the U.S., Brazil, Canada and Mexico. Revenues in Asia were driven by Korea, China, Japan and Singapore.

Earnings before interest and taxes

        EBIT for our Process Automation division decreased 26 percent (23 percent in local currencies) in 2009, compared with an increase of 36 percent in 2008. The EBIT margin decreased to 9.3 percent from 11.8 percent in 2008 after improving from 10.6 percent in 2007. EBIT in 2009 includes restructuring-related charges of $81 million, compared with $26 million recorded during 2008.

Fiscal year 2010 outlook

        We expect the oil and gas industry to continue to invest in 2010 while most other process industries will only gradually recover during next year depending on the development of commodity prices and access to capital. Energy efficiency will continue to drive investments during next year as cost reduction initiatives will continue to be high on our customers' agenda. Some of the emerging economies have entered transition from recession to recovery and this will also benefit the Process Automation division in 2010.

Robotics

        The financial results of our Robotics division were as follows:

				% Change
	2009	2008	2007	2009	2008
	($ in millions except EBIT Margin %)
Orders	758	1,658	1,488	(54)%	11%
Order backlog at December 31,	331	545	529	(39)%	3%
Revenues	970	1,642	1,407	(41)%	17%
EBIT	(296)	9	79	n.a.	(89)%
EBIT Margin %(1)	(30.5)%	0.5%	5.6%	n.a.	n.a.

(1)
EBIT Margin % is calculated as EBIT divided by revenues

Orders

        Orders in 2009 decreased 54 percent (52 percent in local currencies) compared to 2008. The automotive industry (including related industries and the entire supplier base) was affected by the economic downturn, resulting in orders being postponed. The weakening market also impacted the previously strong general industries segment, such as packaging, electronics and food processing, resulting in declining order intake. In 2008, orders increased 11 percent (5 percent in local currencies) as overall growth in general industries offset the accelerated downturn in the automotive industry in the second half of the year.

        The geographic distribution of orders as a percentage of total orders for our Robotics division was as follows:

	2009	2008	2007
	(in %)
Europe	52	58	56
The Americas	19	20	24
Asia	28	21	20
Middle East and Africa	1	1	—

Total	100	100	100

        In 2009, orders decreased across all regions as the downturn in the North American market reached the European and the Asian markets. Europe remained the largest region in terms of order intake, however, its share of total division orders decreased as the demand from the general industries segment declined in conjunction with continued weak demand from the automotive industry. The share of orders from Asia increased as the decline in order intake was less sharp than in Europe and the Americas.

        In 2008, orders in Europe increased as a proportion of total division orders due to continuous order growth in both Western and Eastern Europe. Orders in the Americas decreased, driven mainly by the downturn in the North American automotive industry, which could not be offset by the order increase in South America. Orders in Asia continued to increase especially in markets such as India, Malaysia, Thailand and Singapore. The domestic market in China showed a stable development.

Order backlog

        Order backlog in 2009 decreased 39 percent (42 percent in local currencies), due to lower base order intake across all businesses and regions and a high volume of large orders in 2008.

        Order backlog in 2008 increased 3 percent (6 percent in local currencies), mainly reflecting an increase in orders in the systems business.

Revenues

        In 2009, revenues decreased 41 percent (38 percent in local currencies). Revenues decreased across all business units and market segments, due to weak order backlog and low order intake.

        In 2008, revenues increased 17 percent (11 percent in local currencies), mainly driven by a strong order backlog and strong order growth in general industries especially during the first nine months of 2008.

        The geographic distribution of revenues for our Robotics division was as follows:

	2009	2008	2007
	(in %)
Europe	53	58	58
The Americas	21	21	23
Asia	26	20	18
Middle East and Africa	—	1	1

Total	100	100	100

        In 2009, revenues decreased across all regions reflecting the downward trend in orders. Europe and MEA saw a decrease in the share of total revenues as Asia gained a higher share. Strong order backlog from 2008 and relatively lower decline in orders were the main reasons for the higher share of Asian revenues. The Americas' share of total revenues remained stable compared to 2008 mainly due to the weak automotive business having already impacted the second half of 2008.

        In 2008, revenues increased in Europe mainly due to a strong order backlog as well as sales to general industries both in Western and Eastern Europe. The Americas recorded lower revenues as a result of the weakening automotive sector in North America, which is reflected in the lower share of revenues in the Americas. The share of revenues in Asia continued to grow due to increased local presence, adapted products and solutions as well as favorable market conditions, gaining more importance for the division.

Earnings before interest and taxes

        In 2009, EBIT for the Robotics division decreased $305 million after decreasing $70 million in 2008. The EBIT margin for the division was negative in 2009, compared with a positive margin of 0.5 percent and 5.6 percent in 2008 and 2007, respectively.

        The EBIT decrease in 2009 was mainly a result of low factory loading, declining service revenues and further capacity adjustments and footprint changes. The decrease in 2008 EBIT was mostly a result of restructuring-related charges for moving manufacturing and engineering capacity to low cost countries.

Fiscal year 2010 outlook

        Across all regions the automotive industry and general industries have been affected by the economic downturn. We believe that the general willingness to commit for investments in the robotics market will remain modest during 2010.

Corporate and Other

        Corporate and Other comprises corporate headquarters and stewardship, corporate research and development, corporate real estate, equity investments primarily in Colombia and the Ivory Coast that are being considered for sale as well as other activities. EBIT for Corporate and Other was as follows:

	2009	2008	2007
	($ in millions)
Corporate headquarters and stewardship	(296)	(277)	(202)
Corporate research and development	(115)	(118)	(98)
Corporate real estate	30	49	43
Equity ventures	(8)	(1)	10
Other	439	(636)	(54)

Total Corporate and Other	50	(983)	(301)

        Corporate headquarters and stewardship costs in 2009 increased mainly due to higher pension funding costs related to divested business. This increase was partly offset by lower expenses for our executive committee, lower corporate costs in the countries and an improved result in our captive insurance company. Corporate headquarters and stewardship costs in 2008 were higher than 2007 due mainly to higher pension and insurance costs and specific costs incurred related to programs such as brand promotion.

        Corporate research and development costs in 2009 remained at a similar level as last year. In 2008, Corporate research and development costs increased due to higher research and development activities.

        Corporate real estate EBIT consists primarily of rental income. In addition, in 2009, gains of $12 million from the sale of facilities mainly in Switzerland, the Netherlands and Norway were offset by a $10 million asset impairment charge in the United States. EBIT of real estate operations in 2008 included a $33 million gain from the sale of properties mainly in Switzerland, Brazil, Italy, Mexico and Poland, while in 2007 it mainly resulted from the gain on the sale of real estate properties in Switzerland, Norway, Brazil and Australia.

        In 2009, EBIT from equity investments was an $8 million loss, primarily representing an operating loss of our equity investment in a power plant in Colombia. EBIT from equity investments decreased in 2008 as most investments were sold in previous years. In 2007, EBIT from equity investments was generated mainly from equity investments in Jorf Lasfar and Neyveli which were sold mid 2007. The gain on sale of these equity investments of $38 million was more than offset by a $42 million impairment charge in respect of another equity investment which we intend to divest.

        In 2009, EBIT from "Other" in the table above was positive primarily due to the partial release of provisions (related to the investigations into our Power Transformers business) following the European Commission's decision to impose a fine in October 2009. It also included the costs of our Group Treasury Operations. The negative EBIT from "Other" in 2008 was the result of provisions related to the investigations into our Power Transformers business and the voluntary disclosures to the SEC and DoJ regarding suspect payments (see "Note 15 Commitments and contingencies" to our Consolidated Financial Statements). Also included are the costs of our Group Treasury Operations, which are part of our corporate finance function, of $10 million in 2008 and 2007. Further, "Other" in 2008 included $7 million in losses mainly related to the write-down of assets of our Distributed Energy business in Great Britain, and in 2007, losses related to projects in Building Systems and other businesses.

Discontinued operations

        "Income (loss) from discontinued operations, net of tax" was as follows:

	2009	2008	2007
	($ in millions)
Downstream Oil and Gas business	21	(5)	539
Building Systems business Germany	—	—	(2)
Transformer business South Africa	—	13	15
Cable business Ireland	—	—	(1)
Upstream Oil, Gas and Petrochemicals	—	—	21
Asbestos	—	(31)	—
Others	(4)	2	14

Total	17	(21)	586

        For further discussion on the discontinued operations, see "Acquisitions, divestments and discontinued operations", "Note 3 Acquisitions, divestments and discontinued operations", and "Note 15 Commitments and contingencies" to our Consolidated Financial Statements.

Restructuring programs

Cost take-out program

        In December 2008, we announced a cost take-out program to adjust our cost base to rapidly changing market conditions and protect our profitability. The program's original target was to reduce our costs—comprising both cost of sales and general and administrative expenses—from 2008 levels by a total of $1.3 billion by the end of 2010. As a result of the ongoing deterioration of ABB's markets over most of 2009, the cost take-out goal has been expanded to $3 billion. The savings are focused on low-cost sourcing, reduced general and administrative expenses, internal process improvements and adjustments to our global manufacturing and engineering footprint.

        Cost reductions for 2009 were significantly ahead of plan and exceeded $1.5 billion. Approximately 50 percent of these savings were achieved by optimizing global sourcing (excluding changes in commodity prices). The remainder was achieved through reductions to general and administrative expenses, as well as global footprint and operational excellence measures.

        We expect to complete the cost take-out program by the end of 2010 with total charges approaching $1 billion.

        The following table outlines the total amount of costs expected to be incurred as well as the costs incurred in 2009 and the cumulative amount of costs incurred to date under the program.

	Costs incurred in 2009	Cumulative costs incurred to December 31, 2009	Total expected costs
	($ in millions)
Power Products	77	78	210
Power Systems	90	91	150
Automation Products	130	142	260
Process Automation	81	105	160
Robotics	124	191	200
Corporate and Other	14	16	20

Total	516	623	1,000

        During 2009, we recorded an expense of $516 million under this program of which $293 million was recorded in "Total cost of sales", $75 million in "Selling, general and administrative expenses" and $148 million in "Other income (expense), net". This expense consisted of $342 million related to employee severance costs, $129 million of estimated contract settlement, loss order and other costs and $45 million related to inventory and long-lived asset impairments.

        During 2008, we recorded an expense of $107 million under this program of which $72 million was recorded in "Total cost of sales", $32 million in "Selling, general and administrative expenses" and $3 million in"Other income (expense), net". This expense consisted of $99 million related to employee severance costs, $3 million of estimated contract settlement, loss order and other costs and $5 million related to inventory and long-lived asset impairments.

        The majority of the related cash outlays, primarily for employee severance benefits, are expected to occur in 2010 as the employees leave ABB. We expect to finance these restructuring activities from our cash flow from operations.

        In the course of this program, we have implemented and will continue to execute various restructuring initiatives across all divisions and regions. The most significant individual exit plans within this program relate to the Robotics reorganization, the downsizing of the Automation Products business in France and Germany as well as the Power Systems business in Germany.

Robotics reorganization

        In 2008, we initiated our plan to adjust our engineering, manufacturing and service capacities in the Robotics division, primarily in Western Europe and the U.S. as a result of the economic downturn in some of the division's key markets and to increase the presence in emerging markets. This plan includes closing certain production lines as well as employment reductions.

Downsizing the Automation Products business in France and Germany

        In 2008, we started to formulate our plan to downsize the production capacities in the Automation Products division in France and Germany as a result of the economic downturn in some of the division's key markets. This plan includes closing certain production lines in both countries as well as employment reductions.

        In addition, we are executing numerous, individually insignificant restructuring initiatives in our Automation Products business across many countries.

Downsizing the Power Systems business in Germany

        In 2009, we initiated our plan to adjust our engineering and service capacities in the Power Systems division in Germany as a result of the economic downturn in some of the division's key markets and to increase the presence in emerging markets. This plan mainly includes employment reductions.

        In addition, we are executing numerous, individually insignificant restructuring initiatives in our Power Systems business across many countries.

        For further information regarding these exit plans see "Note 21 Restructuring and related expenses" to our Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

Principal sources of funding

        In 2009, 2008 and 2007, we met our liquidity needs principally using cash from operations and bank borrowings.

        During 2009, 2008 and 2007, our financial position was strengthened by the positive cash flow from operating activities of $4,027 million, $3,958 million and $3,054 million, respectively. The cash generated in 2009 and 2008, and our overall cash position, allowed us to pay dividends in the form of a nominal value reduction, invest in property, plant and equipment and acquire businesses (see "Note 3 Acquisitions, divestments and discontinued operations" to our Consolidated Financial Statements). The cash generated in 2007 enabled us to pay an increased dividend to shareholders.

        Our financial position is shown in the table below:

	December 31,
	2009	2008
	($ in millions)
Cash and equivalents	7,119	6,399
Marketable securities and short-term investments	2,433	1,354
Short-term debt and current maturities of long-term debt	(161)	(354)
Long-term debt	(2,172)	(2,009)

Net cash (defined as the sum of the above lines)	7,219	5,390

        Net cash at December 31, 2009, increased compared to the balance at December 31, 2008, primarily due to the cash generated by operations during 2009 of $4,027 million. See "Financial Position", "Net cash provided by (used in) investing activities" and "Net cash used in financing activities" for further details.

        Our Group Treasury Operations is responsible for providing a range of treasury management services to our group companies and is also responsible for investing cash in excess of current business requirements. At December 31, 2009 and 2008, the proportion of our aggregate "Cash and equivalents" and "Marketable securities and short-term investments" managed by our Group Treasury Operations amounted to 78 percent and 73 percent, respectively.

        In 2009, we followed the same overall investment strategy of maintaining diversification (and flexibility) in our investment portfolio with a mix of government securities, highly-rated corporate short-dated paper and time deposits of short duration with banks. In the first half of 2009, the market in general rebounded and with investors' risk appetites returning, equities improved and credit spreads tightened. Consequently, we increased our investments in corporate papers (and removed maximum investment tenor of 90 days for such investments) and extended the duration on our time deposits with banks to enhance the return on our investments. Towards the end of 2009, we again invested in government securities as better returns could be made than with some banks who were offering low rates due to the amount of liquidity in the market.

        At the beginning of 2009, we continued, as in 2008, to invest funds in their currency of origination. However, as of mid-2009, in view of Swiss franc interest rates being close to zero, wide bid-offer rates on deposits, and there being more favorable interest rates for euro-denominated deposits, we have swapped Swiss francs into euros at little or no cost, thereby significantly increasing the weighting of euros and reducing the proportion of Swiss francs in our total short-term investments. Consequently, by the end of 2009, the currency profile of the excess cash invested by our Group Treasury Operations, has changed compared to the prior year. At December 31, 2009, approximately 78 percent of such cash has been placed in euros, 9 percent in U.S. dollars and the remainder in other currencies. This compares to 47 percent in euros, 32 percent in Swiss francs, 10 percent in Swedish krona, with Norwegian krona, U.S. dollars and other currencies making up the balance at December 31, 2008.

        We actively monitor credit risk in our investment portfolio and hedging activities. Credit risk exposures are controlled in accordance with policies approved by our senior management to identify, measure, monitor and control credit risks. We continue to closely monitor ongoing developments in the credit markets and will make appropriate changes to our investment policy as deemed necessary. The rating criteria we require for our counterparts have remained unchanged during 2009 as follows—a minimum of A rating for our banking counterparts, while the minimum required rating for investments in short-term corporate paper is A-1/P-1. In addition to rating criteria, we continue to have specific investment criteria and restrictions on the sectors we invest in. These parameters are closely monitored on an ongoing basis and amended as we consider necessary.

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

Debt and interest rates

        Total outstanding debt was as follows:

	December 31,
	2009	2008
	($ in millions)
Short-term debt including current maturities of long-term debt (including bonds)	161	354
Long-term debt
—bonds	1,961	1,856
—other long-term debt	211	153

Total debt	2,333	2,363

        The small overall decrease in debt in 2009 was primarily due to a decrease in debt from bond maturities being largely offset by net adverse exchange rate movements and a small net increase in other debt.

        Our debt has been obtained in a range of currencies and maturities and on various interest rate terms. We use derivatives to reduce the interest rate and/or foreign currency exposures arising on our debt. For example, we use interest rate swaps to effectively convert fixed rate debt into floating rate liabilities.

        After considering the effects of interest rate swaps, the effective average interest rate on our floating rate long-term debt (including current maturities) of $2,072 million and our fixed rate long-term debt (including current maturities) of $133 million was 3.0 percent and 5.0 percent, respectively. This compares with an effective rate of 5.8 percent for floating rate long-term debt of $2,124 million and 4.8 percent for fixed-rate long-term debt of $80 million at December 31, 2008.

        For a discussion of our use of derivatives to modify the characteristics of our individual bond issuances, see "Note 12 Debt" to our Consolidated Financial Statements.

Credit facilities

        During 2009, we replaced our $2 billion multicurrency revolving credit facility, maturing 2010, with a new 3-year, $2 billion multicurrency facility maturing 2012. For further details of this credit facility, see "Note 12 Debt" to our Consolidated Financial Statements.

        No amount was drawn under either facility at December 31, 2009 and 2008. The facility is for general corporate purposes and will serve as a back-stop facility to our commercial paper programs in the event that we issue commercial paper under the programs described below. The facility contains cross-default clauses whereby an event of default would occur if we were to default on indebtedness, as defined in the facility, at or above a specified threshold.

Commercial paper

        We have in place 3 commercial paper programs:

  •
  a $1 billion commercial paper program for the private placement of USD denominated commercial paper in the United States,

  •
  a $1 billion Euro-commercial paper program for the issuance of commercial paper in a variety of currencies, and

  •
  a 5 billion Swedish krona program (equivalent to approximately $702 million, using December 31, 2009, exchange rates), allowing us to issue short-term commercial paper in either Swedish krona or euro.

        At December 31, 2009 and 2008, no amounts had been issued or were outstanding under these commercial paper programs.

Medium Term Note Program (MTN)

        At December 31, 2009 and 2008, $1,961 million and $1,918 million, respectively, of our total debt outstanding, were debt issuances under the MTN Program that allows the issuance of up to (the equivalent of) $5,250 million in certain debt instruments. The terms of the MTN Program do not obligate any third party to extend credit to us and the terms and possibility of issuing any debt under the MTN Program are determined with respect to, and as of the date of issuance of, each debt instrument. At December 31, 2009, it was more than 12 months since the Program was last updated. New bonds could be issued under the Program but could not be listed without us formally updating the Program.

Credit ratings

        Credit ratings are assessments by the rating agencies of the credit risk associated with ABB and are based on information provided by us or other sources that the rating agencies consider reliable. Higher ratings generally result in lower borrowing costs and increased access to capital markets. Our ratings are of "investment grade" which is defined as Baa3 (or above) from Moody's and BBB- (or above) from Standard & Poor's.

        At December 31, 2009 and 2008, our long-term company ratings were A3 and A- from Moody's and Standard & Poor's, respectively.

Limitations on transfers of funds

        Currency and other local regulatory limitations related to the transfer of funds exist in a number of countries where we operate, including Algeria, China, Egypt, India, Korea, Kuwait, Malaysia, Russia, Saudi Arabia, South Africa, Taiwan, Thailand, Turkey and Venezuela. Funds, other than regular dividends, fees or loan repayments, cannot be readily transferred offshore from these countries and are therefore deposited and used for working capital needs locally. In addition, there are certain countries where, for tax reasons, it is not considered optimal to transfer the cash offshore. As a consequence, these funds are not available within our Group Treasury Operations to meet short-term cash obligations outside the relevant country. The above described funds are reported as cash in our Consolidated Balance Sheets, but we do not consider these funds immediately available for the repayment of debt outside the respective countries where the cash is situated, including those described above. At December 31, 2009 and 2008, the balance of "Cash and equivalents" and "Marketable securities and other short-term investments" under such limitations (either regulatory or sub-optimal from a tax perspective) totaled approximately $1,460 million and $1,490 million, respectively.

        During 2009, we continued to direct our subsidiaries in countries with restrictions to place such cash with our core banks or investment grade banks, in order to minimize credit risk on such cash positions. Consequently, cash placed with non-rated or sub-investment grade banks has been reduced to less than 5 percent (at December 31, 2008, less than 10 percent) of cash outside of our Group Treasury Operations. We continue to closely monitor the situation to ensure bank counterparty risks are minimized.

FINANCIAL POSITION

Balance sheet

	December 31,
Current assets	2009	2008
	($ in millions)
Cash and equivalents	7,119	6,399
Marketable securities and short-term investments	2,433	1,354
Receivables, net	9,451	9,245
Inventories, net	4,550	5,306
Prepaid expenses	236	237
Deferred taxes	900	920
Other current assets	540	776

Total current assets	25,229	24,237

        For a discussion on cash and equivalents and marketable securities and short-term investments, see "Liquidity and capital resources—Principal sources of funding" for further details.

        Receivables, net, at the end of 2009, increased from the end of 2008 by approximately 2 percent, but decreased by approximately 2 percent in local currencies. The decrease in local currencies reflects the declining business volume, the impact from lower sales prices and better cash collection from customers.

        Inventories, net, decreased 14 percent compared to the level at the end of 2008. Excluding the effect of the fluctuation of local currencies relative to the U.S. dollar, the change was a decrease of approximately 18 percent. The decrease in inventories was recorded in all our divisions, but was particularly high in our Power Products and Automation Products divisions reflecting lower business volume and inventory optimization initiatives.

        For a discussion on deferred taxes see "Note 16 Taxes" to our Consolidated Financial Statements.

        Other current assets include derivative and embedded derivative assets and income tax receivables. The decrease primarily reflects lower derivative assets due to changes in the market value of outstanding derivatives.

	December 31,
Current liabilities	2009	2008
	($ in millions)
Accounts payable, trade	3,853	4,451
Billings in excess of sales	1,623	1,224
Accounts payable, other	1,326	1,292
Short-term debt and current maturities of long-term debt	161	354
Advances from customers	1,806	2,014
Deferred taxes	327	428
Provisions for warranties	1,280	1,105
Provisions and other current liabilities	2,603	3,467
Accrued expenses	1,600	1,569

Total current liabilities	14,579	15,904

        Total current liabilities at December 31, 2009, decreased 8 percent (12 percent in local currencies) compared to December 31, 2008 due to decreases in business volume, the release of compliance-related provisions, lower derivative liabilities and the repayment of bonds.

        Accounts payable, trade, at December 31, 2009, decreased 13 percent compared to December 31, 2008, due primarily to a decrease in business volume in all of the core divisions.

        Short-term debt and current maturities of long-term debt were lower than at the end of 2008, as several debt obligations were paid back at maturity.

        The major drivers behind the decrease in provisions and other current liabilities were the release of part of the provisions recorded in 2008 for potential costs primarily related to investigations into alleged anti-competitive practices in our Power Transformers business and lower derivative liabilities due to changes in the market value of outstanding derivatives. The decrease was partly offset by increases in provisions for restructuring-related activities, the reclassification of certain asbestos obligations from non-current to current liabilities and higher provisions for loss orders.

	December 31,
Non-current assets	2009	2008
	($ in millions)
Financing receivables, net	452	445
Property, plant and equipment, net	4,072	3,562
Goodwill	3,026	2,817
Other intangible assets, net	443	411
Prepaid pension and other employee benefits	112	73
Investments in equity method companies	49	68
Deferred taxes	1,052	1,120
Other non-current assets	293	278

Total non-current assets	9,499	8,774

        Property, plant and equipment, net, increased 14 percent (9 percent in local currencies) between December 31, 2008 and December 31, 2009. The major capital expenditures during 2009 were investments in machinery and equipment in China, Switzerland, Germany, Sweden and India.

        The increase in goodwill and other intangible assets, net was mainly due to the acquisition in Power Products of Comem, in several countries, the acquisition in Automation Products of Ensto Busch-Jaeger in Finland, and subsequent changes to the purchase accounting of Kuhlman, an acquisition made in 2008. (See "Note 3 Acquisitions, divestments and discontinued operations" and "Note 10 Goodwill and other intangible assets" to our Consolidated Financial Statements.) The increase in prepaid pension and other employee benefits reflects the change in the funded status of our overfunded pension plans. (See "Note 17 Employee benefits" to our Consolidated Financial Statements.)

        Other non-current assets mainly include derivative and embedded derivative assets.

	December 31,
Non-current liabilities	2009	2008
	($ in millions)
Long-term debt	2,172	2,009
Pension and other employee benefits	1,179	1,071
Deferred taxes	328	355
Other non-current liabilities	1,997	1,902

Total non-current liabilities	5,676	5,337

        The increase in our long-term debt was driven by (i) foreign exchange movements on outstanding debt (a large part being bonds denominated in euros), (ii) fair value hedge adjustments on our outstanding bonds and (iii) increases in bank debt in certain countries. (See "Liquidity and Capital Resources—Debt and interest rates".)

        The increase in pension and other employee benefits substantially reflects the remeasurement of benefit obligations for updated assumptions and plan assets to fair value of our defined benefit pension plans, partly offset by regular employer contributions, see "Note 17 Employee benefits" to our Consolidated Financial Statements.

        Other non-current liabilities in the table above increased slightly, as the increase in income tax related liabilities from $701 million to $854 million and the increase in other liabilities from $384 million to $428 million was partly offset by decreases in derivative liabilities from $180 million to

$67 million at December 31, 2009 and 2008, respectively. (See "Note 13 Provisions and other and non-current other liabilities" to our Consolidated Financial Statements.)

Cash flows

        In the Consolidated Statements of Cash Flows, the effects of discontinued operations are not segregated.

        The Consolidated Statements of Cash Flows can be summarized as follows:

	2009	2008	2007
	($ in millions)
Net cash provided by operating activities	4,027	3,958	3,054
Net cash provided by (used in) investing activities	(2,220)	114	(2,291)
Net cash used in financing activities	(1,301)	(2,119)	(625)
Effects of exchange rate changes on cash and equivalents	214	(230)	275
Adjustment for the net change in cash and equivalents in assets held for sale and in discontinued operations	—	26	39

Net change in cash and equivalents—continuing operations	720	1,749	452

Net cash provided by operating activities

        Operating activities in 2009 provided net cash of $4,027 million. Net cash provided by operating activities included a $135 million cash outflow related to our ongoing restructuring-related activities. Net cash provided by operating activities was particularly high in our Automation Products and Power Products divisions, mainly due to lower inventories and improved cash collection. This was partially offset by lower advance payments from customers in the wake of decreasing orders, exceeding cash releases from project completion.

        In 2008, operating activities provided net cash of $3,958 million despite cash outflows of $1,266 million from an increase in trade receivables, net, and $800 million from an increase in inventories, net, resulting from increased business volumes. The increase in inventories, net, was a result of high factory loading and material procurements to support the execution of the high order backlog. Net cash provided by operating activities was particularly high in our Power Products and Automation Products divisions.

        Net cash provided by operating activities in 2008 included $100 million of asbestos payments (see "Note 15 Commitments and contingencies" to our Consolidated Financial Statements). In 2007, $382 million of asbestos payments were made, of which $204 million was paid upon the sale of Lummus.

        In 2007, operating activities provided net cash of $3,054 million. Net cash provided by operating activities increased in all of our core divisions. Higher cash outflow requirements for working capital, as a result of the significant increase in the volume of operations, were more than offset by the significant increase in cash-effective earnings. In the Power Systems division, high advances from customers on major projects and closer management of trade payables contributed to net cash provided by operating activities. In the Power Products division, working capital improvements were driven by improved inventory management. Due to our improved liquidity we terminated the securitization activities in the United States during the third quarter of 2007. This termination had a negative impact on the 2007 full year cash flows from operations of $178 million. Approximately 50 percent of this impact was in our Power Products division.

Net cash provided by (used in) investing activities

	2009	2008	2007
	($ in millions)
Changes in financing receivables, net	(7)	7	56
Purchases of marketable securities (available-for-sale)	(243)	(1,081)	(6,428)
Purchases of marketable securities (held-to-maturity)	(918)	—	—
Purchases of short-term investments	(3,824)	(2,512)	(3,679)
Purchases of property, plant and equipment and intangible assets	(967)	(1,171)	(756)
Acquisitions of businesses (net of cash acquired)	(209)	(653)	(54)
Proceeds from sales of marketable securities (available-for-sale)	79	110	6,492
Proceeds from maturity of marketable securities (available-for-sale)	855	—	—
Proceeds from maturity of marketable securities (held-to-maturity)	730	—	—
Proceeds from short-term investments	2,253	5,305	868
Proceeds from sales of property, plant and equipment	36	94	75
Proceeds from sales of businesses and equity accounted companies (net of cash disposed)	16	46	1,142
Other	(21)	(31)	(7)

Net cash provided by (used in) investing activities	(2,220)	114	(2,291)

        Investing activities include (i) accounts receivable from leases and third party loans (financing receivables), (ii) net investments in marketable securities that are not held for trading purposes, (iii) asset purchases, net of disposals and iv) acquisitions of, investments in, and divestitures of businesses.

        Net cash flow used in investing activities during 2009 was $2,220 million. Aggregate purchases of marketable securities and short-term investments amounted to $4,985 million in 2009. During the first quarter of 2009, the government papers that were held at year-end 2008 matured and in 2009, we placed additional cash in time deposits with banks and in short-term commercial paper compared to year-end 2008. During the second and third quarter of 2009, we started to extend the maturity of our investments by investing in time deposits and corporate paper with original maturities longer than 3 months, not classified as cash and equivalents.

        Total cash disbursements for the purchase of property, plant and equipment and intangibles amounted to $967 million reflecting capital expenditures to expand our manufacturing footprint in emerging markets and selective expenditures to refocus our facilities in mature markets. Capital expenditures in 2009 included $258 million for the purchase of machinery and equipment, $48 million for the purchase of land and buildings, $77 million for the purchase of intangible assets and $584 million capital expenditures for construction in progress.

        Acquisitions of businesses (net of cash acquired), in 2009, mainly included the acquisition of Comem, the acquisition of an additional stake in ABB Xinhui Low Voltage Switchgear Company and the purchase of the remaining shares in Ensto Busch-Jaeger in Finland, a company in which ABB previously had a noncontrolling ownership stake.

        Aggregate proceeds from the sales of marketable securities and short-term investments during 2009 amounted to $3,917 million as compared with $5,415 million for 2008. The decrease reflects the change in investment strategy discussed under "Liquidity and Capital Resources".

        Cash received from the sale of property, plant and equipment during 2009 included $23 million of proceeds from the sale of real estate properties, mainly in Norway, France, Brazil and Switzerland, and $13 million from the sale of machinery and equipment in various locations.

        In 2009, net cash inflows from the sale of businesses and equity accounted companies amounted to $16 million, which included approximately $8 million net proceeds from the sale of the mechanical marine thruster business in Poland.

        Net cash flow provided by investing activities during 2008 was $114 million. Aggregate purchases of marketable securities and short-term investments amounted to $3,593 million in 2008. During the first half of 2008, we invested a lower amount of our excess liquidity in time deposits with a maturity of more than three months (given the prevailing volatility in financial markets) and instead invested in time deposits with maturities of three months or less, classified as cash and equivalents. In the second half of 2008, we invested part of our excess cash in AAA-rated Government bonds of which the majority had an original maturity of more than 3 months.

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

        Acquisitions and divestments, net, in 2008, mainly included the acquisition of Kuhlman in the United States. The preliminary purchase price for Kuhlman was $520 million including assumed debt, which was subsequently adjusted in 2009.

        Aggregate proceeds from sales of marketable securities and short-term investments during 2008 amounted to $5,415 million as compared with $7,360 million for 2007. The decrease reflects the change in investment strategy discussed under "Liquidity and Capital Resources".

        Cash received from the sale of property, plant and equipment during 2008 included $78 million proceeds from the sale of real estate properties, mainly in Switzerland, Italy, Mexico and Poland and $15 million from the sale of machinery and equipment in various locations.

        Net cash inflows from the sale of businesses and equity accounted companies amounted to $46 million in 2008. This net inflow included approximately $14 million net proceeds from the sale of the distributed energy business in Germany, $16 million net proceeds from the sale of the ABB Powertech Transformer business in South Africa, as well as $11 million net proceeds from two businesses in Norway, $10 million net proceeds from the sale of the Lighting business in the United Kingdom, and approximately $15 million net proceeds from the sale of other minor businesses during 2008. These inflows were partly offset by a claim settlement payment of approximately $20 million related to the former Air-Handling business that was sold in 2002.

        Net cash provided by (used in) investing activities during 2007 was $2,291 million. Net cash inflows from the sale of businesses and equity accounted companies amounted to $1,142 million in 2007. This net inflow included approximately $810 million net proceeds from the sale of Lummus, as well as $483 million net proceeds from the sale of our interests in Jorf Lasfar and Neyveli. These inflows were offset by a cash outflow of $173 million related to the sale of Building Systems in Germany. Net cash outflows for acquisitions amounted to $54 million in 2007, including $26 million for the acquisition of Raman Boards Ltd in India.

        Total cash disbursements for the purchase of property, plant and equipment and intangibles, net of disposals, in 2007 increased approximately $270 million, reflecting higher capital expenditures due to new growth projects and increasing capacity requirements. Capital expenditure payments during the year amounted to $756 million, which included $457 million towards the purchase of machinery and equipment, $128 million for land and buildings, $84 million for the purchase of intangible assets, mainly software and $87 million for projects which are under construction. Cash received from the sale of property, plant and equipment during 2007 included $58 million proceeds from the sale of real estate properties, mainly in Italy and France and $16 million from the sale of machinery and equipment in various locations.

        Outflows of marketable securities and short-term investments in 2007 included $49 million in purchases of marketable securities to contribute to the pension funds in Germany and $30 million in additional net cash invested by our captive insurance company.

Net cash used in financing activities

	2009	2008	2007
	($ in millions)
Net changes in debt with maturities of 90 days or less	(59)	(10)	(19)
Increase in debt	586	458	210
Repayment of debt	(705)	(786)	(247)
Issuance of shares	89	49	241
Purchase of treasury shares	—	(621)	(199)
Dividends paid in the form of nominal value reduction/dividends paid	(1,027)	(1,060)	(449)
Dividends paid to noncontrolling shareholders	(193)	(152)	(117)
Other	8	3	(45)

Net cash used in financing activities	(1,301)	(2,119)	(625)

        Our financing activities primarily include debt, both from the issuance of debt securities and borrowings directly from banks, capital and treasury stock transactions and dividends paid.

        The cash inflows from increases in debt of $586 million, $458 million and $210 million in 2009, 2008 and 2007, respectively, primarily relate to short-term borrowings.

        During 2009, $705 million of bonds and other debt was repaid at maturity, including the 108 million Swiss francs of 3.75% CHF bonds, due 2009, (equivalent to $105 million at date of repayment) and 20 million pounds sterling 10% GBP Instruments, due 2009, (equivalent to $33 million at date of repayment, excluding the effect of cross-currency swaps).

        During 2008, $786 million of bonds and other debt was repaid at maturity. This amount included the repayment of the remaining (77 million euros) 9.5% EUR Instruments, due 2008, as well as the repayment of several private placements and short-term debt upon maturity. In 2007, the repayment of debt primarily related to movements in short-term debt as there were no bond repayments in that year.

        The cash inflow of $89 million in 2009 from the issuance of shares represented the issuance of shares to employees in connection with our Employee Share Acquisition Plan (ESAP), as well as the exercise of call options by a bank. The exercise by employees of the options they held under the ESAP (with a strike price of CHF 15.30) resulted in the issuance of 5.5 million shares and net proceeds of $83 million. The call options, related to our management incentive plan launches, and with strike prices of CHF 7.00 and CHF 7.50, had been issued by us at fair value during 2003 and 2004. As a result of the exercise, approximately 1 million shares were issued.

        In 2008, the cash inflow of $49 million from the issuance of shares also represented the exercise of such call options by a bank and resulted in the issuance of approximately 6.8 million shares.

        In 2007, the cash inflow of $241 million from the issuance of shares represented the exercise of call options by a bank, as well as the issuance of shares to employees in connection with our ESAP. The call options held by the bank (and related to our management incentive plan launches in 2001, 2003 and 2004) had been issued at fair value with strike prices ranging from CHF 7.00 to CHF 13.49. The exercise by the bank resulted in the issuance of approximately 19.6 million shares and net proceeds of $181 million. The exercise by employees of the options they held under the ESAP resulted in the issuance of 3.7 million shares and net proceeds of $60 million.

        Dividends paid in the form of a nominal value reduction in 2009 and 2008 of $1,027 million and $1,060 million, respectively, represented a reduction in nominal value of CHF 0.48 per share in each year, approved at our Annual General Meetings in May 2009 and 2008. Consequently, the nominal value of each of our shares was reduced from CHF 2.02 to CHF 1.48 in 2009 and from CHF 2.50 to CHF 2.02 in 2008. In 2007, dividends paid of $449 million represented a dividend of CHF 0.24 per share.

        Dividends paid to noncontrolling shareholders amounted to $193 million, $152 million and $117 million in 2009, 2008 and 2007, respectively.

        During 2008, we purchased 22.675 million ABB shares at a cost of $621 million in connection with the share buyback program launched in 2008 to repurchase shares up to a maximum value of 2.2 billion Swiss francs (equivalent to $2.1 billion at December 31, 2009 exchange rates). In February 2009, we announced that given the market uncertainty, we were not actively pursuing new purchases under the program and consequently no purchases took place during 2009. In February 2010, we announced that we intend to propose the cancellation of the shares repurchased under the program at our 2010 Annual General Meeting.

        During 2007, we purchased, on the open market, 10 million of our own shares for use in connection with our employee share-based payment programs, resulting in a cash outflow of $199 million and a corresponding increase in treasury stock.

Disclosures about contractual obligations and commitments

        The contractual obligations presented in the table below represent our estimates of future payments under fixed contractual obligations and commitments. The amounts in the table may differ from those reported in our Consolidated Balance Sheet at December 31, 2009. Changes in our business needs, cancellation provisions and changes in interest rates, as well as actions by third parties and other factors, may cause these estimates to change. Therefore, our actual payments in future periods may vary from those presented in the table. The following table summarizes certain of our contractual obligations and principal and interest payments under our debt instruments, leases and purchase obligations at December 31, 2009:

Payments due by period	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
	($ in millions)
Long-term debt obligations	2,205	33	1,051	1,014	107
Interest payments related to long-term debt obligations	475	124	183	69	99
Operating lease obligations	2,131	461	718	492	460
Capital lease obligations(1)	302	42	73	39	148
Purchase obligations	5,015	4,421	445	94	55

Total	10,128	5,081	2,470	1,708	869

(1)
Capital lease obligations represent the total cash payments to be made in the future and include interest expense of $126 million and executory cost of $6 million.

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

        Of the total of $866 million unrecognized tax benefits (net of deferred tax assets) at December 31, 2009, it is expected that $12 million will be paid within less than a year. However, we cannot make a reasonably reliable estimate as to the related future payments for the remaining amount. See "Note 16 Taxes" to our Consolidated Financial Statements.

Off balance sheet arrangements
Commercial commitments

        For certain guarantees issued or modified after December 31, 2002, a liability equal to the fair value of the guarantee is recorded.

        We disclose the maximum potential exposure of certain guarantees, as well as possible recourse provisions that may allow us to recover from third parties amounts paid out under such guarantees. The maximum potential exposure does not allow any discounting of our assessment of actual exposure under the guarantees. The information below reflects our maximum potential exposure under the guarantees, which is higher than our assessment of the expected exposure.

Guarantees

        The following table provides quantitative data regarding our third-party guarantees. The maximum potential payments represent a worst-case scenario, and do not reflect our expected results.

        The carrying amount of liabilities recorded in the Consolidated Balance Sheets reflects our best estimate of future payments, which we may incur as part of fulfilling our guarantee obligations.

	December 31,
	2009		2008
	Maximum potential payments	Carrying amount of liabilities	Maximum potential payments	Carrying amount of liabilities
	($ in millions)		($ in millions)
Performance guarantees	237	1	413	1
Financial guarantees	91	—	95	—
Indemnification guarantees	282	1	277	6

Total	610	2	785	7

        For additional descriptions of our performance, financial and indemnification guarantees see "Note 15 Commitments and contingencies" to our Consolidated Financial Statements.

ENVIRONMENTAL LIABILITIES

        We are engaged in environmental clean-up activities at certain sites principally in the United States, arising under various United States and other environmental protection laws and under certain agreements with third parties. In some cases, these environmental remediation actions are subject to legal proceedings, investigations or claims, and it is uncertain to which extent we are actually obligated to perform. Provisions for these unresolved matters have been set up if it is probable that we have incurred a liability and the amount of loss can be reasonably estimated. If a provision has been recognized for any of these matters we record an asset when it is probable that we will recover a portion of the costs expected to be incurred to settle them. We are of the opinion, based upon information presently available, that the resolution of any such obligations and non-collection of recoverable costs would not have a further material adverse effect on our Consolidated Financial Statements.

Contingencies related to former Nuclear Technology business

        We retain liabilities for certain specific environmental remediation costs at two sites in the United States that were operated by our former subsidiary, ABB CE-Nuclear Power Inc., which we sold to British Nuclear Fuels PLC (BNFL) in 2000.

        We established a provision of $300 million in "Income (loss) from discontinued operations, net of tax" in 2000 for our estimated share of the remediation costs for these sites. At December 31, 2009 and

2008, we have recorded in current and non-current other liabilities provisions of $230 million and $241 million, respectively, net of payments from inception of $65 million and $54 million, respectively. Expenditures charged against the provision were $11 million, $4 million and $3 million during 2009, 2008 and 2007, respectively. We have estimated that during 2010 we will charge expenditures of approximately $18 million to the provision.

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

        In addition to the provisions of the Swiss Code of Obligations, ABB's key principles and rules on corporate governance are laid down in ABB's Articles of Incorporation, the ABB Ltd Board Regulations and Corporate Governance Guidelines (which include the regulations of ABB's board committees and the ABB Ltd Related Party Transaction Policy), and the ABB Code of Conduct and the Addendum to the ABB Code of Conduct for Members of the Board of Directors and the Executive Committee. It is the duty of ABB's board of directors (the Board) to review and amend or propose amendments to those documents from time to time to reflect the most recent developments and practices, as well as to ensure compliance with applicable laws and regulations.

        This section of the Annual Report is based on the Directive on Information Relating to Corporate Governance published by the SIX Swiss Exchange. Where an item listed in the directive is not addressed in this Annual Report, it is either inapplicable to or immaterial for ABB.

        In accordance with the requirements of the New York Stock Exchange (NYSE), a comparison of how the corporate governance practices followed by ABB differ from those required under the NYSE listing standards can be found in the corporate governance section at: www.abb.com/investorrelations

  Duties of directors and officers

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

        The internal organizational structure and the definition of the areas of responsibility of the Board, as well as the information and control instruments vis-à-vis the Group Executive Committee, are set forth in the ABB Ltd Board Regulations and Corporate Governance Guidelines, a copy of which can be found in the corporate governance section at: www.abb.com/investorrelations

        The Board meets as frequently as needed but at least four times per annual Board term. Board meetings are convened by the chairman or upon request by a director or the chief executive officer (CEO). Written documentation covering the various items of the agenda for each Board meeting is sent out in advance to each Board member in order to allow each member time to study the covered matters prior to the meetings. Decisions made at the Board meetings are recorded in written minutes of the meetings.

        The CEO shall regularly, and whenever extraordinary circumstances so require, report to the Board about ABB's overall business and affairs. Further, Board members are entitled to information concerning ABB's business and affairs. Additional details are set forth in the ABB Ltd Board Regulations and Corporate Governance Guidelines.

  Term and Members

        The members of the Board are elected individually at the ordinary general meeting of the shareholders for a term of one year; re-election is possible. Our Articles of Incorporation, a copy of which can be found in the corporate governance section at www.abb.com/investorrelations, do not provide for the retirement of directors based on their age. However, an age limit for members of the Board is set forth in the ABB Ltd Board Regulations and Corporate Governance Guidelines (although deviations are possible and subject to Board decisions). A copy of the documents mentioned above can be found in the corporate governance section at: www.abb.com/investorrelations

        As at December 31, 2009, the members of the Board (Board term May 2009 to April 2010) were:

        Hubertus von Grünberg has been a member and chairman of ABB's board of directors since May 3, 2007. He is a member of the supervisory boards of Allianz Versicherungs AG and Deutsche Telekom AG (both Germany). He is a member of the board of directors of Schindler Holding AG (Switzerland). Mr. von Grünberg was born in 1942 and is a German citizen.

        Roger Agnelli has been a member of ABB's board of directors since March 12, 2002. He is the president and chief executive officer of Vale S.A. (Brazil). Mr. Agnelli was born in 1959 and is a Brazilian citizen.

        Louis R. Hughes has been a member of ABB's board of directors since May 16, 2003. Mr. Hughes is the chairman and chief executive officer of GBS Laboratories LLC (U.S.). He is also a member of the boards of directors of Akzo Nobel (The Netherlands) and Alcatel Lucent (France). Mr. Hughes was born in 1949 and is an American citizen.

        Hans Ulrich Märki has been a member of ABB's board of directors since March 12, 2002. He is the retired chairman of IBM Europe, Middle East and Africa (France), and a member of the board of directors of Mettler-Toledo International (U.S.) and Swiss Re and Menuhin Festival Gstaad AG (both Switzerland). He is also a member of the foundation board of Schulthess Klinik, Zurich (Switzerland) and the board of trustees of the Hermitage Museum, St. Petersburg (Russia). Mr. Märki was born in 1946 and is a Swiss citizen.

        Michel de Rosen has been a member of ABB's board of directors since March 12, 2002. He is the chief executive officer of and member of the board of directors of Eutelsat Communications (France). Mr. de Rosen was born in 1951 and is a French citizen.

        Michael Treschow has been a member of ABB's board of directors since May 16, 2003. He is the chairman of the boards of directors of Ericsson (Sweden), Unilever NV (The Netherlands), and Unilever PLC (U.K.). He is also a member of the board of directors of the Knut and Alice Wallenberg Foundation (Sweden). Mr. Treschow was born in 1943 and is a Swedish citizen.

        Bernd W. Voss has been a member of ABB's board of directors since March 12, 2002. He is a member of the supervisory boards of Continental AG and Wacker Chemie (both Germany). Mr. Voss was born in 1939 and is a German citizen.

        Jacob Wallenberg has been a member of ABB's board of directors since June 26, 1999. From March 1999 to June 1999, he served as a member of the board of directors of ABB Asea Brown Boveri Ltd, the former parent company of the ABB Group. He is the chairman of the board of directors of Investor AB (Sweden). He is vice chairman of SEB Skandinaviska Enskilda Banken, Atlas Copco AB and SAS AB (all Sweden). He is also a member of the boards of directors of the Knut and Alice

Wallenberg Foundation and the Stockholm School of Economics (both Sweden), and The Coca-Cola Company (U.S.). Mr. Wallenberg was born in 1956 and is a Swedish citizen.

        As of December 31, 2009, all Board members were non-executive and independent directors, and none of ABB's Board members held any official functions or political posts. Further information on ABB's Board members can be found in the corporate governance section at: www.abb.com/investorrelations

  Board committees

        From among its members, the Board has appointed two Board committees: the Governance, Nomination and Compensation Committee (GNCC) and the Finance, Audit and Compliance Committee (FACC). The duties and objectives of the Board committees are set forth in the ABB Ltd Board Regulations and Corporate Governance Guidelines, a copy of which can be found in the corporate governance section at www.abb.com/investorrelations. These committees assist the Board in its tasks and report regularly to the Board. The members of the Board committees are required to be independent.

  Governance, Nomination and Compensation Committee

        The GNCC is responsible for (1) overseeing corporate governance practices within ABB, (2) nominating candidates for the Board, the role of CEO and other positions on the Group Executive Committee, and (3) succession planning, employment and compensation matters relating to the Board and the Group Executive Committee. The GNCC is also responsible for maintaining an orientation program for new Board members and an ongoing education program for existing Board members.

        The GNCC must comprise three or more independent directors. The chairman of the Board and, upon invitation by the committee's chairman, the CEO or other members of the Group Executive Committee may participate in the committee meetings, provided that any potential conflict of interest is avoided and confidentiality of the discussions is maintained.

        As at December 31, 2009, the members of the GNCC were:

        Hans Ulrich Märki (chairman)
        Michel de Rosen
        Roger Agnelli

  Finance, Audit and Compliance Committee

        The FACC is responsible for overseeing (1) the integrity of ABB's financial statements, (2) ABB's compliance with legal, tax and regulatory requirements, (3) the independent auditors' qualifications and independence, (4) the performance of ABB's internal audit function and external auditors and (5) ABB's capital structure, funding requirements and financial risk policies.

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

        As at December 31, 2009, the members of the FACC were:

        Bernd W. Voss (chairman)
        Jacob Wallenberg
        Louis R. Hughes

  Meetings and Attendance

        The table below shows the number of meetings held during 2009 by the Board and its committees, their average duration, as well as the attendance of the individual Board members. In addition, members of the Board and the Group Executive Committee participated in a two-day strategic retreat.

	Board of Directors	GNCC	FACC
Average duration (hours)	7.6	3.5	3.7
Number of meetings	5	7	7
Meetings attended:
Hubertus von Grünberg	5	—	—
Roger Agnelli	4	5	—
Louis R. Hughes	5	—	7
Hans Ulrich Märki	5	7	—
Michel de Rosen	3	7	—
Michael Treschow	5	—	—
Bernd W. Voss	5	—	7
Jacob Wallenberg	5	—	7

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

  Members of the Group Executive Committee

        As at December 31, 2009, the members of the Group Executive Committee were:

        Joe Hogan joined ABB's Group Executive Committee as Chief Executive Officer in September 2008. Before joining ABB, Mr. Hogan was the CEO and President of General Electric's GE Healthcare unit from 2000 to 2008. From 1985 to 2000, Mr. Hogan held various positions at General Electric. Mr. Hogan was born in 1957 and is an American citizen.

        Michel Demaré joined ABB's Group Executive Committee as Chief Financial Officer in January 2005, and he assumed responsibilities as Head of Global Markets in October 2008. From February 2008 to August 2008 he was appointed interim CEO in addition to his duties as CFO. He is also a member of the board of directors of UBS AG and IMD Foundation (all Switzerland). From 2002 until 2004

Mr. Demaré was vice president and chief financial officer of Baxter Europe. From 1984 until 2002, he held various positions within Dow Chemical (U.S.). Mr. Demaré was born in 1956 and is a Belgian citizen.

        Ulrich Spiesshofer joined ABB's Group Executive Committee as Head of Corporate Development in November 2005 until January 1, 2010 when he was appointed head of the new Discrete Automation and Motion division. From 2002 until he joined ABB, he was senior partner, global head of operations practice at Roland Berger AG. Prior to 2002, he held various positions with A.T. Kearney Pty. Ltd. and its affiliates. Mr. Spiesshofer was born in 1964 and is a German citizen.

        Gary Steel joined ABB's Group Executive Committee as Head of Human Resources in January 2003. Mr. Steel is a member of the board of directors of Harman International Industries Inc. (U.S.). In 2002, he was the human resources director, group finance at Royal Dutch Shell (Netherlands). Between 1976 and 2002, he held several human resources and employee relations positions at Royal Dutch Shell. Mr. Steel was born in 1952 and is a British citizen.

        Diane de Saint Victor joined ABB's Group Executive Committee as General Counsel in January 2007. From 2004 to 2006, she was general counsel of European Aeronautic Defence and Space, EADS (France/Germany). From 2003 to 2004, she was general counsel of SCA Hygiene Products (Germany). From 1993 to 2003, she held various legal positions with Honeywell International (France/Belgium). From 1988 to 1993, she held various legal positions with General Electric (U.S.). Ms. de Saint Victor was born in 1955 and is a French citizen.

        Bernhard Jucker was appointed Executive Committee member responsible for the Power Products division in January 2006. From 2003 to 2005, he was ABB's country manager for Germany. From 1980 to 2003 he held various positions in ABB. Mr. Jucker was born in 1954 and is a Swiss citizen.

        Peter Leupp was appointed Executive Committee member responsible for the Power Systems division in January 2007. From 2005 to 2006, he was ABB's regional manager for North Asia and from 2001 to 2006 he was ABB's country manager for China. From 1989 to 2001, he held various positions in ABB. Mr. Leupp was born in 1951 and is a Swiss citizen.

        Tom Sjökvist was appointed Executive Committee member responsible for the Automation Products division in January 2006 until January 1, 2010 when he was appointed head of the new Low Voltage Products division. From 2003 to 2005, he was the head of the Automation Products business area. From 1972 to 2003, he held several positions with ABB. Mr. Sjökvist was born in 1947 and is a Swedish citizen.

        Veli-Matti Reinikkala was appointed Executive Committee member responsible for the Process Automation division in January 2006. He is a member of the board of directors of UPM-Kymmene (Finland). In 2005, he was the head of the Process Automation business area. From 1993 to 2005, he held several positions with ABB. Mr. Reinikkala was born in 1957 and is a Finnish citizen.

        Anders Jonsson was appointed Executive Committee member responsible for the Robotics division in January 2006 until January 1, 2010 when he was appointed head of the Global Footprint and Cost program. In 2005, he was the head of the former Automation Technologies division in China. From 1976 to 2004, he held various positions with ABB. Mr. Jonsson was born in 1950 and is a Swedish citizen.

        In addition, as of January 1, 2010, Brice Koch was appointed Executive Committee member responsible for Marketing and Customer Solutions. From 2007 to 2009 he was ABB's country manager for China and ABB's region manager for North Asia. Between 1994 and 2006 he held several management positions with ABB. Mr. Koch was born in 1964 and is a French citizen.

        Further information about the members of the Group Executive Committee can be found in the corporate governance section at: www.abb.com/investorrelations

  Management contracts

        There are no management contracts between ABB and companies or natural persons not belonging to the ABB Group.

Employee Participation Programs

  Incentive plans linked to ABB shares

        In order to align its employees' interests with the business goals and financial results of the company, ABB operates a number of incentive plans, linked to ABB's shares, which are summarized below (for a more detailed description of each incentive plan, please refer to "Note 18 Share-based payment arrangements" to our Consolidated Financial Statements.

  Employee Share Acquisition Plan

        The ESAP is an employee stock-option plan with a savings feature. Employees save over a 12-month period, by way of monthly salary deductions. The maximum monthly savings amount is the lower of 10 percent of gross monthly salary or the local currency equivalent of CHF 750. At the end of the savings period, employees choose whether to exercise their stock options to buy ABB shares (ADSs in the case of employees in the U.S.) at the exercise price set at the grant date, or have their savings returned with interest. The savings are accumulated in a bank account held by a third-party trustee on behalf of the participants and earn interest.

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

        The exercise price per share and ADS of CHF 19.36 and USD 18.75, respectively, for the 2009 grant, was determined using the closing price of the ABB share on the SIX Swiss Exchange and ADS on the New York Stock Exchange on the grant date.

  Management Incentive Plan

        ABB maintains a management incentive plan (MIP) under which it offers stock warrants, options and warrant appreciation rights (WARs) to key employees for no consideration.

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

  Long-Term Incentive Plan

        ABB has a long-term incentive plan (LTIP) for members of its Group Executive Committee and certain other executives. In 2009, the LTIP involved conditional grants of ABB's stock and contained a co-investment component. The plan is described in the "Remuneration—Components of executive compensation" section below.

Remuneration

Remuneration principles and governance

        ABB's success depends on its ability to attract and retain people who will drive the business to outperform competitors over the long-term. This is an important consideration in the development of its remuneration policy, which is presented in this Annual Report together with details of compensation in 2009 for members of the board of directors and the Executive Committee. The Board of Directors and its GNCC have direct oversight of compensation policy at ABB. The GNCC has primary responsibility for elaborating the general remuneration principles and practice of the ABB Group, while the full Board of Directors takes the final decisions.

  General remuneration principles

        The Board and GNCC are actively involved in the development of ABB's executive remuneration system, which has been evolving since 2004 to reflect a remuneration philosophy that is based on the three principles of market orientation, performance and shareholder value.

(i)    Market orientation

        All senior positions in ABB have been evaluated using a consistent methodology developed by the Hay Group, whose job evaluation system is used by more than 10,000 companies around the world. The Hay methodology goes beyond job titles and company size in assessing positions. It considers the know-how required to do the job, the problem solving complexities involved, as well as the accountability for results and the freedom to act to achieve results.

        This approach provides a meaningful, transparent and consistent basis for comparing remuneration levels at ABB with those of equivalent jobs at other companies that have been evaluated using the same criteria. The Board of Directors uses data from the European market for positions based in Switzerland and from the North American market for jobs based in the United States. Compensation for Executive Committee members at ABB is around or slightly above the median values for the market in each region, reflecting ABB's success in outperforming its peers in recent years.

(ii)   Performance

        The various components of executive compensation are structured to include appropriate performance criteria to reward both individual behavior and the achievement of ABB objectives over the short and long term.

(iii)  Shareholder value

        Another important principle of executive compensation at ABB is that it should encourage the creation of value for ABB's shareholders and enable employees to participate in ABB's success.

  Remuneration governance

        The GNCC acts on behalf of the Board in regularly reviewing the remuneration philosophy and structure, and in reviewing and approving specific proposals on executive compensation to ensure that they are consistent with ABB's compensation principles.

        The Board reviews the performance and compensation of the CEO annually, while the CEO reviews the other members of the Executive Committee and makes recommendations to the GNCC on the individual remuneration of the EC members. The CEO also recommends the ABB performance targets that determine short-term incentive payments to managers throughout the company.

        The GNCC reviews the CEO's recommendations and may make or request amendments before it submits a proposal to the Board, which is responsible for taking the final decision.

        The GNCC also plays a role in setting compensation for members of the Board through recommendations that it makes to the full Board of Directors.

Components of compensation to Board of Directors

        The principles of market orientation and shareholder value guide the compensation policy for members of the Board of Directors.

        In order to attract directors with the necessary experience and competence, ABB targets a level of compensation for Board members that is comparable to that of their counterparts in similar European companies.

        Members of the Board of Directors are paid for their service over a 12-month period that starts with their election at the Annual General Meeting. Payment to members of the Board is made in two installments, one following the first six months of their term and one at the end. Board members do not receive pension benefits and are not eligible to participate in any of ABB's employee incentive programs.

        Board members can choose to receive either half or all of their compensation in the form of ABB shares. The number of shares awarded is calculated prior to each semi-annual payment by dividing the sum to which they are entitled by the average closing price of the shares over a predefined 30-day period.

        The shares are kept in a blocked account for three years, to help align the interests of Board members with those of ABB's shareholders. Departing Board members are entitled to the shares when they leave the company unless agreed otherwise.

Board of Directors compensation in 2009

        Compensation for Board members is unchanged in the 2009/2010 period from the previous 12-month period, and is outlined in the table below. No loans or guarantees were granted to Board members in 2009.

	Board term
	2009/2010	2008/2009
	CHF	CHF
Chairman of the Board	1,200,000	1,200,000
Member of the Board and Committee chairman	400,000	400,000
Member of the Board	300,000	300,000

        The compensation amounts per individual are listed in the table below:

		Paid in 2009
		November Board term 2009/2010		May Board term 2008/2009
Name	Function	Settled in cash(1)	Settled in shares- number of shares received(2)	Settled in cash(1)	Settled in shares- number of shares received(2)	Total compensation paid 2009(3)(4)
		CHF		CHF		CHF
Hubertus von Grünberg	Chairman of the Board	300,000	9,985	300,000	12,948	1,200,000
Roger Agnelli(5)	Member of the Board	75,000	2,475	75,000	3,218	300,000
Louis R. Hughes(6)	Member of the Board	75,000	2,475	75,000	3,218	300,000
Hans Ulrich Märki	Member of the Board and Chairman of the Governance, Nomination and Compensation Committee	—	9,064	—	11,770	400,000
Michel de Rosen(5)	Member of the Board	—	4,951	75,000	3,218	300,000
Michael Treschow	Member of the Board	75,000	2,505	75,000	3,245	300,000
Bernd W. Voss	Member of the Board and Chairman of the Finance, Audit and Compliance Committee	100,000	3,336	100,000	4,323	400,000
Jacob Wallenberg(6)	Member of the Board	75,000	2,475	75,000	3,218	300,000

Total		700,000	37,266	775,000	45,158	3,500,000

(1)
Represents gross amounts paid, prior to deductions for social security, withholding tax etc.

(2)
Number of shares per Board member is calculated based on net amount due after deductions for social security, withholding tax etc.

(3)
In addition to the board remuneration stated in the above table ABB paid in 2009 CHF 219,102 in employee social security payments. For the 2009-2010 Board term, all members elected to receive 50% of their gross compensation in the form of ABB shares, except for Hans Ulrich Märki and Michel de Rosen who elected to receive 100%.

(4)
For the 2008-2009 Board term, all members elected to receive 50% of their gross compensation in the form of ABB shares, except for Hans Ulrich Märki who elected to receive 100%.

(5)
Member of the Governance, Nomination and Compensation Committee.

(6)
Member of the Finance, Audit and Compliance Committee.

Components of executive compensation

        The compensation of Executive Committee members is designed to support the principles of market orientation, performance and shareholder value. It currently consists of three elements that reflect these principles: a base salary and customary benefits, short-term incentives, and long-term incentives. Payment of short- and long-term incentives is performance driven and depends on the achievement of predefined goals.

        The main components are summarized in the following chart and explained in more detail below:

Base salary	Cash	• Paid monthly • Competitive in respective labor markets
Short-term incentives	Cash	• Conditional annual payment • Payout depends on performance in previous year against predefined targets
Long-term incentives (LTIP)	Shares (30 percent may be drawn in cash principally to help meet tax obligations)	• Conditional grant made annually • Payout depends on performance of ABB shares against those of peers over a three-year period	• Optional annual co-investment • Payout requires shares set aside to be held for full three-year period

  Annual base salary and benefits

        The base salary for members of the Executive Committee is set with reference to similar positions outside ABB that have been evaluated using the Hay methodology, and is reviewed annually on the basis of current market and economic conditions, and of the executive's performance during the preceding year.

        Members of the Executive Committee receive pension benefits, payable into the Swiss ABB Pension Fund and ABB Supplementary Insurance Plan (the regulations are available at www.abbvorsorge.ch), except for Veli-Matti Reinikkala who is insured under comparable plans in the U.S., where he is based.

        Executive Committee members receive customary additional benefits such as a company car, health insurance and social security contributions. Some members of the Executive Committee also receive contributions to their children's education.

  Short-term incentives

        Payment of short-term incentives is conditional on the fulfillment of predefined annual targets that are specific, quantifiable and challenging. The short-term incentive payment received by members of the Executive Committee in any given year therefore reflects ABB's performance against targets for the preceding year.

        In 2009, the targets were Group-wide objectives that were aligned with financial measures communicated to shareholders, such as orders received, revenues, earnings before interest and taxes, operating cash flow, and cost savings.

        The short-term incentive payment for fully achieving the targets is equivalent to 150 percent of the base salary for the CEO and 100 percent of the base salary for other members of the Executive Committee. Underachieving the targets results in a lower payout, or none at all if performance is below a certain threshold. The Board may approve a higher payout if the targets are exceeded.

  Long-term incentives

        ABB's LTIPs are designed to reward members of the Executive Committee and certain other executives for growth in the value of the company that is superior to that of a group of reference companies in related businesses. The peer group is selected by the GNCC on recommendations from an independent third party (a global investment bank), and is reviewed annually. The group currently consists of Alfa Laval, Alstom, Aspen, Atlas Copco, Cooper, Emerson, GE, Honeywell, Invensys, Legrand, MAN, Rockwell, Sandvik, Schneider, SKF, Siemens, Smiths Group, Yaskawa and Yokogawa.

        Performance is measured in terms of total shareholder return, which is the percentage change in the value of the shares plus dividends over the assessment period.

        Whereas the base salary and short-term incentives are paid in cash, long-term incentives are principally settled in ABB shares. Under each three-year plan, members of the Executive Committee are conditionally granted a number of shares which, at the start of the plan, are equal to a certain percentage of their base salary. In 2009, the percentages were 200 percent for the CEO, 150 percent for the CFO and head of Global Markets, and 125 percent for the other members of the EC.

        The shares will be awarded after three years if ABB's total shareholder return meets certain criteria. For example, no payout will be made if ABB's performance is weaker than half of its peers. The payout is 33 percent if ABB's performance over the evaluation period is positive and equal to the median of the peer group, and rises on a sliding scale to 100 percent if ABB's performance is at least equal to three-quarters of its peers.

        If ABB's performance is negative but better than half of its peers, the number of shares awarded under the LTIP launched in 2009 will be reduced.

        In addition, as of the 2009 plan, there is no payout if ABB is unprofitable in the calendar year preceding the end of a three-year LTIP. The measure of profitability used for this purpose is operating net income, which is ABB's net income adjusted for the financial impact of items considered by the Board to be exceptional (such as divestments, acquisitions etc.).

        The assessment of ABB's performance against its peers for each three-year period is carried out by an independent third party.

        The LTIP also includes a co-investment component to encourage executives to build up their personal holding of ABB shares and align their interests even more closely with those of ABB. At the beginning of each three-year cycle, each participant can set aside shares from their personal holding equivalent in value to 33 percent of the short-term incentive payment received that year. If the shares are held for the entire three-year period, ABB will award the participant the same number of shares.

        LTIP payouts are settled in shares, although executives can choose to receive 30 percent of any payout in cash, principally to help them meet their tax obligations.

  Severance provisions

        Employment contracts for Executive Committee members contain notice periods of up to 12 months, during which they are entitled to salaries and bonuses. In addition, if ABB terminates the employment of a member of the Executive Committee and that member does not find alternative employment within the notice period that pays at least 70 percent of the member's annual compensation, then ABB will continue to pay compensation for up to 12 additional months.

Executive Committee compensation in 2009

        ABB discloses the compensation elements for each member of the Executive Committee, going beyond the requirements of the Swiss Code of Obligations.

        Prior to 2009, ABB valued the LTIPs in its accounts on the assumption that 100 percent of the shares would be awarded, and used the share price on the date of grant to calculate the total value awarded. Since 100 percent of the shares are awarded only if ABB outperforms three-quarters of its peers and as share prices may rise or fall, this value will almost certainly not reflect the value that the LTIP participants receive at the end of the period. For example, none of the performance-based share grants made under the LTIP of 2006 were awarded when the plan ended in March 2009.

        As of the launch of the 2009 LTIP, the Board has decided to adopt the widely used Monte Carlo modeling technique for valuing share grants under plans of this nature. This method is an accepted simulation technique under U.S. GAAP and, by assessing the probability of various levels of payout, it provides a more realistic estimate of their value. Although the actual payouts of LTIP awards are expected to continue to vary from the initially disclosed values in any given year, the Board expects them to be more in line with the values disclosed in the Annual Report when the figures are averaged over a period of years.

        The following table provides an overview of the total compensation of members of the Executive Committee in 2009, comprising cash compensation and an estimate of the value of shares conditionally awarded under a three-year incentive plan that runs until 2012. Cash compensation includes the base salary, the short-term incentive payment for 2008, pension benefits, as well as other benefits comprising mainly social security and health insurance contributions. The compensation is shown gross (i.e. before deduction of employee's social insurance and pension contributions).

Name	Base salary	Short-term incentive(1)	Pension benefits	Other benefits(2)	Estimated value of share- based awards granted in 2009(3)	2009 Total
	CHF	CHF	CHF	CHF	CHF	CHF
Joe Hogan(4)	1,900,004	905,350	265,924	273,112	2,642,394	5,986,784
Michel Demaré	1,200,006	1,461,206	252,901	267,141	1,516,616	4,697,870
Gary Steel	770,005	725,956	267,786	396,000	784,133	2,943,880
Ulrich Spiesshofer	730,004	692,843	214,134	373,189	745,622	2,755,792
Diane de Saint Victor	730,004	697,771	251,297	344,501	748,014	2,771,587
Bernhard Jucker	919,999	797,640	261,653	471,235	903,084	3,353,611
Peter Leupp	770,005	597,135	272,136	377,905	721,692	2,738,873
Tom Sjökvist(5)	770,005	696,080	282,498	518,149	769,656	3,036,388
Veli-Matti Reinikkala(6)	648,995	627,902	219,994	444,715	739,043	2,680,649
Anders Jonsson	619,998	394,320	259,415	301,956	539,167	2,114,856

Total current executive committee members	9,059,025	7,596,203	2,547,738	3,767,903	10,109,421	33,080,290

Fred Kindle(7)	—	—	—	5,814	—	5,814

Total former executive committee members	—	—	—	5,814	—	5,814

Total	9,059,025	7,596,203	2,547,738	3,773,717	10,109,421	33,086,104

(1)
The table above shows short-term incentives relating to 2008, paid in 2009. Short-term incentives are linked to the Group scorecard and defined target points therein. Upon full achievement of the defined targets, the short-term incentive of the CEO corresponds to 150 percent of his base salary and for all other executive committee members to 100 percent of their respective base salary. The Board has the discretion to approve a higher payout than 100 percent, if the targets are exceeded. The expected short-term incentive outcome for the year 2009 amounts to CHF 12,010,793. Short-term incentive payments will be made in March 2010, after the financial results are published.

(2)
Other benefits comprise payments related to social security, health insurance, children's education, transportation, tax advice and one-off items, such as a one-time cash award which was granted in April 2008 and paid in 2009.

(3)
The estimated value of the share-based awards is subject to performance and other parameters (e.g. the share price development) and may therefore vary in value from the above numbers at the day of vesting, March 15, 2012. The above amounts have been calculated using the market value of the ABB share on the day of grant adjusted, in the case of the performance component, according to the parameters considered in the Monte Carlo Simulation Model.

(4)
Joe Hogan's 2008 short-term incentive payout was pro-rated for the period of service, September to December 2008.

(5)
Tom Sjökvist received CHF 93,024 cash compensation for foregone pension benefits as a result of him continuing to work for the Company after the age of 60, included in other benefits above.

(6)
Veli-Matti Reinikkala received 50 percent of his base salary in USD and 50 percent in EUR at a fixed exchange rate. All USD payments were converted into Swiss francs using a rate of 1.03 per U.S. dollar. The other benefits figure includes CHF 124,603 exchange rate compensation for the EUR base salary for a period of 15 months.

(7)
In February 2008, Fred Kindle left ABB. Payment of car leasing was contractually guaranteed up to February 28, 2009.

        Details of the share-based compensation granted to members of the Executive Committee during 2009 is provided in the table of their shareholdings in the section "Group Executive Committee ownership of ABB shares and options" below. No loans or guarantees were granted to members of the Executive Committee in 2009.

        Members of the Executive Committee are eligible to participate in the Employee Share Acquisition Plan (ESAP), an employee stock-option plan with annual launches, which is open to employees around the world. In addition to the above awards, eight members of the Executive Committee, plus one spouse who is an employee of ABB, participated in the sixth launch of the plan. ESAP is described in the "Employee participation programs" section above.

        Members of the Executive Committee cannot participate in the MIP, as described in the "Employee participation programs" section above. Any warrants, options or warrant appreciation rights held by Executive Committee members (as disclosed in the table in the section "Group Executive Committee ownership of ABB shares and options" below) were awarded to them as part of the compensation they received in earlier roles that they held in ABB or, in the case of Anders Jonsson, to his spouse in her role as an ABB employee.

Additional fees and remuneration

        In 2009, ABB did not pay any fees or remuneration to the members of the Board or the Executive Committee for services rendered to ABB other than those disclosed above. Also, in 2009 ABB did not pay any additional fees or remuneration, other than on market terms, to persons closely linked(1) to a member of the Board or the Executive Committee for services rendered to ABB.

Compensation to former members of the Board and the Executive Committee

        Except as disclosed above, ABB did not make any payments to a former member of the Board or the Executive Committee in 2009.

Change of control provisions

        Following the spirit of ABB's remuneration philosophy, none of ABB's Board members, Executive Committee members or members of senior management receive "golden parachutes" or other special benefits in the event of a change of control.

ABB shareholdings of members of the Board and the Executive Committee

  Board ownership of ABB shares and options

        The table below shows the number of ABB shares held by each Board member:

	Total number of shares held
Name	December 31, 2009(1)	December 31, 2008(1)
Hubertus von Grünberg	52,970	30,037
Roger Agnelli	144,657	138,964
Louis R. Hughes	69,926	64,233
Hans Ulrich Märki	351,288	330,454
Michel de Rosen	104,317	96,148
Michael Treschow	81,271	75,521
Bernd W. Voss	151,497	143,838
Jacob Wallenberg(2)	158,867	153,174

Total	1,114,793	1,032,369

(1)
Includes as of December 31, 2009 and 2008, respectively, a total of 961,983 and 879,559 shares paid as compensation to board members in current and prior years and currently blocked in accordance with the terms of the board compensation

(2)
Share amounts provided in this section do not include the shares beneficially owned by Investor AB, of which Mr. Wallenberg is chairman.

        Except as described in this section, no member of the Board and no person closely linked to a member of the Board held any shares of ABB or options in ABB shares.

(1)
"Persons closely linked" is understood to mean: (1) an individual's spouse, (2) an individual's children below the age of 18, (3) any persons living in the same household as an individual for at least 12 months, (4) any legal entities that are under the control of an individual or any of the persons mentioned under (1) to (3) above, and (5) any legal or natural person acting as an individual's fiduciary or the fiduciary of any of the persons mentioned under (1) to (4) above.

  Group Executive Committee ownership of ABB shares and options

        As of December 31, 2009, the members of the Executive Committee held the following numbers of shares (or ADSs representing such shares), the conditional rights to receive ABB shares under the LTIP, warrants or options either vested or unvested as indicated) under the MIP and unvested shares in respect of short-term incentive and/or pension arrangements. As of 2009, executives can choose at the time of payout of each share grant—except those related to MIP and ESAP—to receive 30 percent in cash principally to help them meet their tax obligations.

		Unvested at December 31, 2009
			Number of matching shares deliverable under the 2007 co-investment portion of LTIP(4) (vesting 2010)		Number of matching shares deliverable under the 2008 co-investment portion of LTIP(4) (vesting 2011)		Number of matching shares deliverable under the 2009 co-investment portion of LTIP(4) (vesting 2012)
		Number of conditionally granted shares under the 2007 launch of the LTIP(4) (vesting 2010)		Number of conditionally granted shares under the 2008 launch of the LTIP(4) (vesting 2011)		Number of conditionally granted shares under the 2009 launch of the LTIP(4) (vesting 2012)
												Number of shares granted in respect of sign-on bonus(3)(4) (Vesting 2011 and 2013)
								Number of warrants held under the MIP(2)
										Shares in respect of special bonus 2008(4) (vesting 2010)	Shares in lieu of pension arrangements(4) (vesting 2010)
	Total number of shares held(1)(4)
Name								2007 Grant (vesting 2010)	2008 Grant (vesting 2011)
Joe Hogan	71,923	—	—	145,039	26,923	268,362	45,000	—	—	—	—	379,364
Michel Demaré(5)	239,968	41,746	11,843	71,880	10,490	127,119	34,054	—	—	44,643	80,840	—
Gary Steel	111,390	35,105	10,243	29,390	8,634	67,974	16,919	—	—	29,570	55,703	—
Ulrich Spiesshofer	96,657	32,733	9,650	27,863	8,309	64,443	16,147	—	—	28,034	—	—
Diane de Saint Victor	91,739	33,207	8,219	27,863	8,178	64,443	16,262	—	—	28,034	—	—
Bernhard Jucker	40,620	39,374	11,295	35,115	9,739	81,215	18,590	—	—	35,331	—	—
Peter Leupp	49,377	33,207	8,219	29,390	8,597	67,974	13,917	—	—	29,570	—	—
Tom Sjökvist(6)	67,897	34,156	10,789	29,390	8,842	67,974	16,223	—	—	14,785	—	—
Veli-Matti Reinikkala	46,618	33,022	9,414	23,902	6,866	63,320	16,174	—	—	26,792	—	—
Anders Jonsson(7)	78,408	26,092	5,007	23,665	6,214	54,732	9,190	96,300	138,000	23,810	—	—

Total	894,597	308,642	84,679	443,497	102,792	927,556	202,476	96,300	138,000	260,569	136,543	379,364

(1)
Includes shares deposited as match for the co-investment portion of the LTIP. These shares may be sold/transferred but then the corresponding number of co-investment shares would be forfeited.

(2)
Warrants/options may be sold or exercised/converted into shares at the ratio of 5 warrants/options for 1 share.

(3)
189,682 shares vest in each of 2011 and 2013.

(4)
The participants have the possibility to opt to receive 30% of the value of the vested shares in cash.

(5)
Total number of shares held includes 4,500 shares held jointly with spouse.

(6)
Total number of shares held includes 7,560 shares held by spouse or child.

(7)
Total number of shares held includes 54,195 shares held by or jointly with spouse. The warrants vesting in 2010 and 2011 were received by Anders Jonsson's spouse in connection with her role as an ABB employee.

        Furthermore, as of December 31, 2009, the following members of the Executive Committee held WARs that, when exercised, entitle the holder to receive in cash the market value of the equivalent listed warrant at the time of exercise.

	Number of fully vested WARs held under the MIP	Number of unvested WARs held under the MIP 2009 grant
Bernhard Jucker	185,000	—
Peter Leupp	375,000	—
Tom Sjökvist	375,000	—
Veli-Matti Reinikkala	575,000	—
Anders Jonsson(1)	375,000	138,000

Total	1,885,000	138,000

(1)
The spouse of Anders Jonsson received, related to her role as ABB employee, 138,000 WARs which will vest in 2012.

        Except as described in this section, as at December 31, 2009, no member of the Executive Committee and no person closely linked to a member of the Executive Committee held any shares of ABB or options in ABB shares.

  Total shareholdings of ABB shares and options

        As of December 31, 2009, the members of our Board and Executive Committee owned less than 1 percent of ABB's total shares outstanding.

EMPLOYEES

        A breakdown of our employees by geographic region is as follows:

	December 31,
	2009	2008	2007
Europe	60,600	62,100	59,500
The Americas	17,100	20,000	18,900
Asia	29,900	29,100	25,200
Middle East and Africa	8,500	8,200	8,400

Total	116,100	119,400	112,000

        The proportion of our employees that are represented by labor unions or are the subject of collective bargaining agreements varies based on the labor practices of each country in which we operate.

Item 7.    Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

        Investor AB, Sweden, held 166,330,142 ABB shares as of December 31, 2009. This holding remained unchanged during 2009 and represents approximately 7.1 percent of ABB's total share capital and voting rights as registered in the Commercial Register on that date. The number of shares held by Investor AB does not include shares held by Mr. Jacob Wallenberg, the chairman of Investor AB, in his individual capacity.

        BlackRock, Inc, U.S., announced that as per February 25, 2010, it, together with its direct and indirect subsidiaries, held 70,418,405 ABB shares corresponding to 3.0 percent of ABB's total share capital and voting rights as registered in the Commercial Register on that date.

        To the best of ABB's knowledge, no other shareholder held 3 percent or more of ABB's total share capital and voting rights as registered in the Commercial Register on February 28, 2010.

        Under ABB's Articles of Incorporation, each registered share represents one vote. Significant shareholders do not have different voting rights.

        To our knowledge, we are not directly or indirectly owned or controlled by any government or by any other corporation or person.

        At December 31, 2009, we had approximately 494,000 shareholders. Approximately 206,000 were U.S. holders, of which approximately 770 were record holders. Based on the share register, U.S. holders (including holders of ADSs) held approximately 15 percent of the total number of shares issued, including treasury shares, at that date.

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

Key management personnel

        This section describes important business relationships between ABB and its Board members, or companies and organizations represented by them. This determination has been made based on ABB Ltd's Related Party Transaction Policy.

        Vale S.A. and its subsidiaries (Vale) and ABB have entered into a framework agreement establishing general terms and conditions for the supply of products, systems and services among their respective group subsidiaries. ABB supplies Vale primarily with process automation products for mineral systems. The total revenues recorded by ABB in 2009 relating to its contracts with Vale were approximately $130 million. Roger Agnelli is president and CEO of Vale.

        On October 7, 2009, ABB entered into an unsecured syndicated $2-billion, three-year revolving credit facility. As of December 31, 2009, SEB Skandinaviska Enskilda Banken AB (publ) (SEB) has committed to $69 million out of the $2-billion total. Jacob Wallenberg is the vice chairman of SEB.

        In 2003, ABB entered into a 10-year agreement with IBM, pursuant to which IBM took over the operation and support of ABB's information systems infrastructure. In 2009, this agreement was amended and extended to 2016. The total value of the infrastructure and related operational services to be provided under the extended portion of this agreement is expected to approach $1.4 billion. Hans Ulrich Märki is the retired chairman of IBM Europe, Middle East and Africa.

        After comparing the revenues generated from ABB's business with Vale, and after reviewing the infrastructure and operational services arrangement with IBM and the banking commitments of SEB, the Board has determined that ABB's business relationships with those companies do not constitute material business relationships and that all members of the Board are considered to be independent directors. This determination was made in accordance with ABB Ltd's Related Party Transaction Policy which was prepared based on the Swiss Code of Best Practice for Corporate Governance and the independence criteria set forth in the corporate governance rules of the New York Stock Exchange.

        In addition, ABB maintains important banking relationships with UBS AG (UBS), including that UBS has committed to lend $69 million out of the $2-billion total commitment under the above-referenced three-year revolving credit facility. Michel Demaré, the CFO of ABB, is also a director of UBS. ABB has also retained Ortec Finance B.V. (Ortec) to provide pension modelling services. Michel Demaré's spouse is the managing director and owns 49 percent of Ortec's Swiss subsidiary. The Board has determined that ABB's business relationships with UBS and Ortec are not material to ABB or UBS or Ortec or unusual in their nature or conditions.

Item 8.    Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        See "Item 18. Financial Statements" for a list of financial statements contained in this Annual Report.

 LEGAL PROCEEDINGS

Antitrust

  Gas Insulated Switchgear business

        In May 2004, we announced that we had undertaken an internal investigation which uncovered that certain of our employees—together with employees of other companies active in the Gas Insulated Switchgear business—were involved in anti-competitive practices. We reported promptly such practices to the appropriate authorities including the European Commission. The European Commission announced its decision on January 24, 2007, and granted ABB full immunity from fines under the European Commission's leniency program.

        The Company continues to cooperate with other antitrust authorities in several locations globally, including Brazil, which are investigating anti-competitive practices related to gas insulated switchgear. At this stage of the proceedings, no reliable estimate of the amount of potential fines, if any, can be made.

  Power Transformers business

        The European Commission has recently concluded an investigation into alleged anti-competitive practices of certain manufacturers of power transformers. The European Commission announced its decision in October 2009 and fined ABB euro 33.75 million (equivalent to $49 million on date of payment).

        The German Antitrust Authority (Bundeskartellamt) and other antitrust authorities are also reviewing those alleged practices which relate to the German market and other markets. Management is cooperating fully with the authorities in their investigations. ABB anticipates that the German Antitrust Authority's review will result in an unfavorable outcome with respect to the alleged anti-competitive practices and expects that a fine will be imposed. At this stage of the proceedings with the other antitrust authorities, no reliable estimate of the amount of potential fines, if any, can be made.

  Cables business

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

  FACTS business

        In January 2010, the European Commission conducted raids at the premises of ABB's flexible alternating current transmission systems (FACTS) business in Sweden as part of its investigation into alleged anti-competitive practices of certain FACTS manufacturers. Management is cooperating fully with the European Commission in its investigation. An informed judgment about the outcome of this investigation or the amount of potential loss for ABB, if any, relating to this investigation cannot be made at this stage.

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

General

        In addition, the Company is aware of proceedings, or the threat of proceedings, against it and others in respect of private claims by customers and other third parties alleging harm with regard to various actual or alleged cartel cases. Also, the Company is subject to other various legal proceedings, investigations, and claims that have not yet been resolved. With respect to the above-referenced legal proceedings ABB will bear the costs of the continuing investigations and any related legal proceedings.

        At December 31, 2009 and December 31, 2008, the Company accrued aggregate liabilities of $300 million and $795 million, respectively, included in provisions and other current liabilities and in other non-current liabilities for the above regulatory, compliance and legal contingencies. The Company's aggregate accrued liabilities at December 31, 2009, were impacted primarily by changes in the provisions relating to alleged anti-competitive practices, including, but not limited to, the European Commission's decision in October 2009 on the power transformers business. As it is not possible to make an informed judgment on the outcome of certain matters and as it is not possible based on information currently available to management to estimate the maximum potential liability, there could be material adverse outcomes beyond such accrued liabilities.

 DIVIDENDS AND DIVIDEND POLICY

        See "Item 3. Key Information—Dividends and Dividend Policy."

SIGNIFICANT CHANGES

        Except as otherwise described in this Annual Report, there has been no significant change in our financial position since December 31, 2009.

Item 9.    The Offer and Listing

MARKETS

        The shares of ABB Ltd are principally traded on the SIX Swiss Exchange (under the symbol "ABBN") and on the NASDAQ OMX Stockholm Exchange (under the symbol "ABB"). ADSs of ABB Ltd have been traded on the New York Stock Exchange under the symbol "ABB" since April 6, 2001. ABB Ltd's ADSs are issued under the Amended and Restated Deposit Agreement, dated May 7, 2001, with Citibank, N.A. as depositary. Each ADS represents one share.

 TRADING HISTORY

        No suspension in the trading of our shares occurred in the years ended December 31, 2009, 2008 and 2007.

        The table below sets forth, for the periods indicated, the reported high and low closing prices for the shares on SIX Swiss Exchange and the NASDAQ OMX Stockholm Exchange and for the ADSs on the New York Stock Exchange.

	SIX Swiss Exchange		NASDAQ OMX Stockholm Exchange		New York Stock Exchange
	High	Low	High	Low	High	Low
	(CHF)		(SEK)		($)
Annual highs and lows
2005	12.95	6.35	77.75	37.30	9.79	5.42
2006	21.85	12.75	122.75	77.00	17.98	9.72
2007	36.52	19.65	202.00	113.75	31.81	15.96
2008	35.04	11.92	198.50	80.75	32.95	9.12
2009	22.20	13.16	151.50	98.50	21.90	10.97
Quarterly highs and lows
2008
First quarter	31.14	23.74	182.50	142.00	28.64	22.93
Second quarter	35.04	26.36	198.50	157.50	32.95	26.38
Third quarter	30.22	20.42	175.50	125.75	28.69	17.97
Fourth quarter	21.02	11.92	129.50	80.75	19.00	9.12
2009
First quarter	16.95	13.16	118.50	98.50	15.25	10.97
Second quarter	18.30	16.04	130.75	114.25	17.37	14.06
Third quarter	21.50	15.97	146.25	116.50	21.02	14.69
Fourth quarter	22.20	18.33	151.50	126.70	21.90	17.83
Monthly highs and lows
2009
September	21.50	19.71	146.25	133.75	21.02	18.37
October	22.20	19.23	151.50	133.70	21.90	18.53
November	20.17	18.40	136.90	127.90	20.04	18.36
December	19.94	18.33	138.50	126.70	19.24	17.83
2010
January	21.05	19.19	145.60	133.40	20.74	17.99
February	21.73	18.79	144.40	129.00	20.26	17.30

Item 10.    Additional Information

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF INCORPORATION

        This section summarizes the material provisions of ABB Ltd's Articles of Incorporation and the Swiss Code of Obligations relating to the shares of ABB Ltd. The description is only a summary and is qualified in its entirety by ABB Ltd's Articles of Incorporation, a copy of which has been filed as Exhibit 1.1 to this Annual Report, ABB Ltd's filings with the commercial registry of the Canton of Zurich (Switzerland) and Swiss statutory law.

Registration and Business Purpose

        ABB Ltd was registered as a corporation (Aktiengesellschaft) in the commercial register of the Canton of Zurich (Switzerland) on March 5, 1999, under the name of "New ABB Ltd" and its name was subsequently changed to "ABB Ltd". Its commercial registry number is CH-020.3.021.615-2.

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

Our Shares

        ABB Ltd's shares are registered shares (Namenaktien) with a par value of CHF 1.54 each following the dividend distribution in 2009 of CHF 0.48 per share by way of a reduction in the par value of the shares, from CHF 2.02 to 1.54. The shares are fully paid and non-assessable. The shares rank pari passu in all respects with each other, including in respect of entitlements to dividends, to a share of the liquidation proceeds in the case of a liquidation of ABB Ltd, to advance subscription rights and to pre-emptive rights.

        Each share carries one vote in ABB Ltd's general shareholders' meeting. Voting rights may be exercised only after a shareholder has been recorded in ABB Ltd's share register (Aktienbuch) as a shareholder with voting rights, or with Euroclear Sweden AB in Sweden, which maintains a subregister of ABB Ltd's share register. Euroclear Sweden AB is an authorized central securities depository under the Swedish Act on Registration of Financial Instruments and carries out, among other things, the duties of registrar for Swedish companies listed on the NASDAQ OMX Stockholm Exchange. Registration with voting rights is subject to the restrictions described in "Transfer of Shares."

        The shares are not issued in certificated form and are held in collective custody at SIX SIS AG. Shareholders do not have the right to request printing and delivery of share certificates (aufgehobener Titeldruck), but may at any time request ABB Ltd to issue a confirmation of the number of registered shares held.

Capital Structure

  Issued Shares:

        On December 31, 2009, and February 28, 2010, ABB's ordinary share capital (including treasury shares) amounted to CHF 3,587,160,187.38 divided into 2,329,324,797 fully paid registered shares with a par value of CHF 1.54 per share.

        In February 2010, the Board of Directors announced that a proposal will be put to the 2010 Annual General Meeting to reduce the nominal value of the shares from CHF 1.54 to CHF 1.03 and distribute CHF 0.51 per share.

  Contingent Share Capital

        As at December 31, 2009, ABB's share capital may be increased by an amount not to exceed CHF 308,000,000 through the issuance of up to 200,000,000 fully paid registered shares with a par value of CHF 1.54 per share through the exercise of conversion rights and/or warrants granted in connection with the issuance on national or international capital markets of newly or already issued bonds or other financial market instruments.

        As at December 31, 2009, ABB's share capital may be increased by an amount not to exceed CHF 15,400,000 through the issuance of up to 10,000,000 fully paid registered shares with a par value of CHF 1.54 per share through the exercise of warrant rights granted to its shareholders. The Board may grant warrant rights not taken up by shareholders for other purposes in the interest of ABB.

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

        In addition as at December 31, 2009, ABB's share capital may be increased by an amount not to exceed CHF 47,724,535.32 through the issuance of up to 30,989,958 fully paid shares with a par value of CHF 1.54 per share to employees. The pre-emptive and advance subscription rights of ABB's shareholders are excluded. The shares or rights to subscribe for shares will be issued to employees pursuant to one or more regulations to be issued by the Board, taking into account performance, functions, level of responsibility and profitability criteria. ABB may issue shares or subscription rights to employees at a price lower than that quoted on the stock exchange. The acquisition of shares within the context of employee share ownership and each subsequent transfer of the shares will be subject to the restrictions of ABB's Articles of Incorporation.

  Authorized Share Capital

        As at December 31, 2009, ABB's share capital may be increased by an amount not to exceed CHF 308,000,000 through the issuance of up to 200,000,000 fully paid shares with a par value of CHF 1.54 per share out of authorized share capital. The authorized shares are valid until May 5, 2011. The Board is authorized to determine the date of issue of new shares, the issue price, the type of payment, the condition for the exercise of the pre-emption rights, and the beginning date for dividend entitlement. The Board may permit pre-emptive rights that have not been exercised by shareholders to expire or it may place these rights and/or shares as to which pre-emptive rights have been granted but not exercised at market conditions or use them for other purposes in the interest of the Company. Furthermore, the Board is authorized to restrict or deny the pre-emptive rights of shareholders and allocate such rights to third parties if the shares are used (i) for the acquisition of an enterprise, parts of an enterprise, or participations, or for new investments, or in case of a share placement, for the financing or refinancing of such transactions; or (ii) for the purpose of broadening the shareholder constituency in connection with a listing of shares on domestic or foreign stock exchanges.

        The subscription and the acquisition of the new shares, as well as each subsequent transfer of the shares, will be subject to the restrictions of ABB's Articles of Incorporation.

Transfer of Shares

        The transfer of shares is effected by corresponding entry in the books of a bank or depository institution. An acquirer of shares must file a share registration form in order to be registered in ABB Ltd's share register (Aktienbuch) as a shareholder with voting rights. Failing such registration, the acquirer will not be able to participate in or vote at shareholders' meetings, but will be entitled to dividends, pre-emptive and advanced subscription rights, and liquidation proceeds.

        An acquirer of shares will be recorded in ABB Ltd's share register with voting rights upon disclosure of its name and address. However, ABB Ltd may decline a registration with voting rights if the shareholder does not declare that it has acquired the shares in its own name and for its own account. If the shareholder refuses to make such declaration, it will be registered as a shareholder without voting rights. If persons fail to expressly declare in their registration application that they hold the shares for their own accounts (nominees), the board of directors may still enter such persons in the share register with the right to vote, provided that the nominee has entered into an agreement with the board of directors concerning his status, and further provided the nominee is subject to recognized bank or financial market supervision.

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

        Acquirers of registered shares who have chosen to have their shares registered in the share register with Euroclear Sweden AB are not requested to file a share registration form or declare that they have acquired the shares in their own name and for their own account in order to be registered as a shareholder with voting rights. However, in order to be entitled to vote at a shareholders' meeting those acquirers need to be entered in the Euroclear Sweden AB share register in their own name no later than ten calendar days prior to the shareholders' meeting. Uncertificated shares registered with Euroclear Sweden AB may be pledged in accordance with Swedish law.

        Except as described in this subsection, neither the Swiss Code of Obligations nor ABB Ltd's Articles of Incorporation limit any right to own ABB Ltd's shares, or any rights of non-resident or foreign shareholders to exercise voting rights of ABB Ltd's shares.

Shareholders' Meetings

        Under Swiss law, the annual general meeting of shareholders must be held within six months after the end of ABB Ltd's fiscal year. Annual general meetings of shareholders are convened by the board of directors, liquidators or representatives of bondholders or, if necessary, by the statutory auditors. The board of directors is further required to convene an extraordinary general meeting of shareholders if so resolved by the shareholders in a general meeting of shareholders or if so requested by one or more shareholders holding in aggregate at least 10 percent of ABB Ltd's share capital. A general meeting of shareholders is convened by publishing a notice in the Swiss Official Gazette of Commerce

(Schweizerisches Handelsamtsblatt) at least 20 days prior to the meeting date. Holders of Euroclear Sweden AB-registered shares are able to attend shareholders' meetings in respect of such shares. Notices of shareholders' meetings are published in at least three national Swedish daily newspapers, as well as on ABB's website. Such notices contain information as to procedures to be followed by shareholders in order to participate and exercise voting rights at the shareholders' meetings.

        One or more shareholders whose combined holdings represent an aggregate par value of at least CHF 616,000 may request in writing 40 calendar days prior to a general meeting of shareholders that specific items and proposals be included on the agenda and voted on at the next general meeting of shareholders.

        The following powers are vested exclusively in the general meeting of the shareholders:

  •
  adoption and amendment of the articles of incorporation,

  •
  election of members of the board of directors and the auditors,

  •
  approval of the annual report and the consolidated financial statements,

  •
  approval of the annual financial statements and decision on the allocation of profits shown on the balance sheet, in particular with regard to dividends,

  •
  granting discharge to the members of the board of directors and the persons entrusted with management, and

  •
  passing resolutions as to all matters reserved to the authority of the shareholders' meeting by law or under the articles of incorporation or that are submitted to the shareholders' meeting by the board of directors to the extent permitted by law.

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

        A resolution passed with a qualified majority (at least two-thirds) of the shares represented at a shareholders' meeting is required for:

  •
  a modification of the purpose of ABB Ltd,

  •
  the creation of shares with increased voting powers,

  •
  restrictions on the transfer of registered shares and the removal of those restrictions,

  •
  restrictions on the exercise of the right to vote and the removal of those restrictions,

  •
  an authorized or conditional increase in share capital,

  •
  an increase in share capital through the conversion of capital surplus, through an in-kind contribution or in exchange for an acquisition of property, and the grant of special benefits,

  •
  the restriction or denial of pre-emptive rights,

  •
  a transfer of ABB Ltd's place of incorporation, and

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

        Holders of Euroclear Sweden AB-registered shares are provided with financial and other information on ABB Ltd in the Swedish language in accordance with regulatory requirements and market practice. For shares that are registered in the system of Euroclear Sweden AB in the name of a nominee, such information is to be provided by the nominee.

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

        Payment of dividends on Euroclear Sweden AB-registered shares is administered by Euroclear Sweden AB and paid out to the holder that is registered with Euroclear Sweden AB on the record date. Through the dividend access facility, shareholders with tax residence in Sweden will be entitled to receive, through the Euroclear Sweden AB system, a dividend in Swedish kronor equivalent to the dividend paid in Swiss francs without deduction of Swiss withholding tax. For further information, see "—Taxation."

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

        Notices required under the Listing Rules of the SIX Swiss Exchange will be published in two Swiss newspapers in German and French. ABB Ltd or the SIX Swiss Exchange may also disseminate the relevant information on the online exchange information systems. Notices required under the listing rules of the NASDAQ OMX Stockholm will be published in three national daily Swedish newspapers, as well as on ABB's website.

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

Auditors

        The auditors are subject to confirmation by the shareholders at the Annual General Meeting on an annual basis. Ernst & Young AG, with its registered head office at Bleicherweg 21, CH-8002 Zurich, Switzerland, has been the independent auditor of ABB Ltd and the ABB Group for the years ended December 31, 2009, 2008 and 2007.

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

Revolving Credit Facility

        On October 7, 2009, ABB entered into an unsecured syndicated $2-billion, three-year revolving credit facility. For a description of the facility, see "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities" and "Note 12 Debt" to our Consolidated Financial Statements. See Exhibit 4.3 to this Annual Report.

Medium Term Note Program

        One of our subsidiaries, ABB Capital B.V. is an issuer under a medium term note program (MTN Program) under which it is authorized to issue up to $5,250 million in certain debt instruments. The terms of the MTN Program do not obligate any third party to extend credit to us, and the terms and availability of financings under the MTN Program are determined with respect to, and at the date of issuance of, each debt instrument. As a result, we may be unable to access capital through the MTN Program on terms favorable to us, if at all. As at December 31, 2009, the aggregate amount outstanding under the MTN Program was approximately $2.0 billion from separate issuances of debt instruments. See Exhibits 2.3, 2.4, and 2.5 to this Annual Report.

ALSTOM Settlement

        Pursuant to a Share Purchase and Settlement Agreement, dated as of March 31, 2000, among ABB Ltd, ALSTOM and ABB ALSTOM POWER, as amended by the Amendment to Share Purchase and Settlement Agreement, dated as of May 11, 2000 (which we refer to collectively as the Settlement Agreement), ALSTOM purchased our 50 percent interest in the joint venture ABB ALSTOM POWER for a cash payment of 1.25 billion euro. The Settlement Agreement provided for the termination of various joint venture agreements, the execution of various releases, the settlement of certain disputed items in relation to the joint venture, the unwinding of various financial arrangements between ABB ALSTOM POWER and the ABB Group, the prospective transfer to the joint venture of various assets and liabilities required to have been transferred to the joint venture under the original joint venture agreements, the transfer to us of certain subsidiaries of the joint venture, various payments among members of the ALSTOM group and the ABB Group in connection with the foregoing transactions (separate from the purchase price mentioned above), indemnification and the execution of various ancillary documents. The transaction was consummated on May 11, 2000. See Exhibit 4.1 to this Annual Report.

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

Sale Agreement for Part of the Oil, Gas and Petrochemicals Business

        On January 16, 2004, we announced that our subsidiary, ABB Handels-und Verwaltungs AG, had entered into an agreement to sell the upstream part of our Oil, Gas and Petrochemicals business to Laradew Limited, a new company formed by a private equity consortium consisting of Candover Partners, JP Morgan Partners and 3i Group. The sale included our U.S.-based Vetco Gray unit and our Norway-based Offshore Systems business. In July 2004, we completed the sale of the Upstream business for an initial purchase price of $925 million. Net cash proceeds from the sale were approximately $800 million, reflecting the initial purchase price adjusted for unfunded pension liabilities and changes in net working capital. On February 9, 2005, the purchasers and we entered into a Settlement Agreement and Amendment finalizing the sales price. As part of the sale, we agreed, among other things, to terminate certain securitization programs and operational leases, to indemnify the purchaser against certain pre-existing environmental and tax liabilities, to reimburse the purchaser against financial losses that may be incurred on certain ongoing projects of the business. See Exhibits 4.4 and 4.5 to this Annual Report.

CE Asbestos Settlement

        On April 20, 2006, ABB Ltd and certain of its subsidiaries entered into certain agreements relating to the settlement of its Combustion Engineering subsidiary's asbestos liabilities. For further details regarding this settlement see Exhibits 4.10 and 4.11 hereto.

Share Sale and Purchase Agreement relating to the Lummus Global Business

        On August 24, 2007, ABB Asea Brown Boveri Ltd and certain of its subsidiaries entered into an agreement to sell Lummus to Chicago Bridge & Iron for a purchase price of $950 million. The transaction closed in November 2007. As part of the sale we have agreed to retain certain liabilities, including for potential fines and penalties connected with suspect payments made prior the completion of the sale (for further information see "Note 3 Acquisitions, divestments and discontinued operations" to our Consolidated Financial Statements). See Exhibit 4.12 to this Annual Report.

EXCHANGE CONTROLS

        Other than in connection with government sanctions imposed on Belarus, Cote d'Ivoire, the Democratic Republic of the Congo, Iran, Iraq, Lebanon, Liberia, Myanmar, North Korea, Sierra Leone, Sudan, Uzbekistan, Zimbabwe, certain persons from the former Federal Republic of Yugoslavia and persons and organizations with connection to Osama bin Laden, the "al Qaeda" group or the Taliban and certain persons connected with the assassination of Rafik Hariri, there are currently no laws, decrees or regulations in Switzerland that restrict the export or import of capital, including, but not limited to, Swiss foreign exchange controls on payment of dividends, interest or liquidation proceeds, if any, to non-Swiss resident holders of shares. In addition, there are no limitations imposed by Swiss law or ABB Ltd's Articles of Incorporation on the rights of non-Swiss residents or non-Swiss citizens to hold or vote our shares.

TAXATION

Swiss Taxation

  Withholding Tax on Dividends and Distributions

        Dividends paid and similar cash or in-kind distributions that we make to a holder of shares or ADSs (including dividends on liquidation proceeds and stock dividends and taxable income resulting from partial liquidation) are subject to a Swiss federal withholding tax at a rate of 35 percent. A repurchase of shares by us for the purpose of a capital reduction is defined as a partial liquidation of the Company. In this case, the difference between the nominal value of the shares and their repurchase price is qualified as taxable income. The same would be true upon a repurchase of shares if we were not to dispose of the repurchased shares within six years after the repurchase, or if 10 percent of outstanding shares were exceeded. We must withhold the tax from the gross distribution and pay it to the Swiss Federal Tax Administration. A reduction of the shares' nominal value by means of a capital reduction does not represent a dividend or similar distribution for purposes of Swiss withholding tax.

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

        Claims for refunds must be filed with the Swiss Federal Tax Administration, Eigerstrasse 65, 3003 Bern, Switzerland, no later than December 31 of the third year following the calendar year in which the dividend or similar distribution became payable. The form used for obtaining a refund is Swiss Tax Form 82 (82C for companies; 82E for other entities; 82I for individuals; 82R for regulated investment companies (RICs)). This form may be obtained from any Swiss Consulate General in the United States or from the Swiss Federal Tax Administration at the address above. The form must be filled out in triplicate with each copy duly completed and signed before a notary public in the United States. The form must be accompanied by evidence of the deduction of withholding tax withheld at the source.

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

United States Taxes

        The following is a summary of the material U.S. federal income tax consequences of the ownership by U.S. holders (defined below) of shares or ADSs. This summary does not purport to address all of the tax considerations that may be relevant to a decision to purchase, own or dispose of shares or ADSs. This summary assumes that U.S. holders hold shares or ADSs as capital assets for U.S. federal income tax purposes. This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as U.S. expatriates, dealers or traders in securities or currencies, partnerships owning shares or ADSs, tax-exempt entities, banks and other financial institutions, regulated investment companies, traders in securities that elect to apply a mark to market method of accounting, insurance companies, holders that own (or are deemed to own) at least 10 percent or more (by voting power or value) of the stock of ABB, investors whose functional currency is not the U.S. dollar, persons subject to the alternative minimum tax, persons that will hold shares or ADSs as part of a position in a straddle or as part of a hedging or conversion transaction for U.S. tax purposes and persons who are not U.S. holders. This discussion does not address aspects of U.S. taxation other than

U.S. federal income taxation, nor does it address state, local or foreign tax consequences of an investment in shares or ADSs.

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

        For purposes of this summary, a U.S. holder is a beneficial owner of shares or ADSs that, for U.S. federal income tax purposes, is:

  •
  a citizen or resident of the United States,

  •
  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state, including the District of Columbia,

  •
  an estate if its income is subject to U.S. federal income taxation regardless of its source, or

  •
  a trust if such trust validly has elected to be treated as a U.S. person for U.S. federal income tax purposes or if (1) a U.S. court can exercise primary supervision over its administration and (2) one or more U.S. persons have the authority to control all of its substantial decisions.

        If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of shares or ADSs, the treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership that holds shares or ADSs you should consult your tax advisor.

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

        Non-corporate U.S. holders generally will be taxed on such distributions at the lower rates applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) with respect to distributions received on or before January 1, 2011, provided that the U.S. holder meets certain holding period and other requirements and provided that such distributions constitute

"qualified dividends" for U.S. federal income tax purposes. Distributions treated as dividends will not be treated as "qualified dividends" if we were to be treated as a "passive foreign investment company" (a "PFIC") for U.S. federal income tax purposes in the year that the dividend is paid or in the year prior to the year that the dividend is paid. Based on certain estimates of its gross income and gross assets and the nature of its business, ABB believes that it will not be classified as a PFIC for the taxable year ending December 31, 2009. ABB's status in future years will depend on its assets and activities in those years. ABB has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC. However, as PFIC status is a factual matter that must be determined annually at the close of each taxable year, there can be no certainty regarding ABB's PFIC status in any particular year until the end of that year. U.S. holders are urged to consult their own tax advisors regarding the availability to them of the reduced dividend rate in light of their own particular circumstances and the consequences to them if ABB were to be treated as a PFIC with respect to any taxable year.

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

 DOCUMENTS ON DISPLAY

        We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the SEC. These materials, including this Annual Report and the exhibits thereto, may be inspected and copied at prescribed rates at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Further information on the operation of the public reference room may be obtained by calling the Commission at 1-800-SEC-0330. The Commission also maintains a web site at www.sec.gov that contains reports and other information regarding registrants that file electronically with the Commission. Our annual reports and some of the other information we submit to the Commission may be accessed through this web site. In addition, material that we file can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

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

        As of December 31, 2009 and 2008, the net fair value of financial instruments with exposure to foreign currency rate movements was $2,232 million and $1,946 million, respectively. The potential loss in fair value of such financial instruments from a hypothetical 10 percent move in foreign exchange rates against our position would be approximately $599 million and $579 million for December 31, 2009 and 2008, respectively. The analysis reflects the aggregate adverse foreign exchange impact associated with transaction exposures, as well as translation exposures where appropriate. Our sensitivity analysis assumes a simultaneous shift in exchange rates against our positions exposed to foreign exchange risk and as such assumes an unlikely adverse case scenario. Exchange rates rarely move in the same direction. Therefore, the assumption of a simultaneous shift may overstate the impact of changing rates on assets and liabilities denominated in foreign currencies. The underlying trade-related transaction exposures of the industrial companies are not included in the quantitative analysis. If these underlying transaction exposures were included, they would tend to have an offsetting effect on the potential loss in fair value detailed above.

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

        As of December 31, 2009 and 2008, the potential reduction in earnings from a 100 basis points downward shift in interest rates on an interest bearing net asset position of $7,389 million and $5,495 million, respectively, was $74 million and $55 million, respectively.

        Leases are not included as part of the sensitivity analysis. This represents a limitation of the analysis. While sensitivity analysis includes the interest rate sensitivity of the funding of the lease portfolio, a corresponding change in the lease portfolio was not considered in the sensitivity model.

Equity Risk

        Certain of our entities have equity investments that expose us to equity price risk. As of December 31, 2009 and 2008, the net fair value of equity risk sensitive instruments was $150 million and $90 million, respectively. The potential loss in fair value of such financial instruments from a hypothetical 10 percent move in equity prices against our position would be approximately $22 million and $9 million, for December 31, 2009 and 2008, respectively. Included in the net fair value and potential loss in fair value figures for equity risk are derivative instruments designated as hedges of warrant appreciation rights granted to employees under our management incentive plans (see "Note 18 Share-based payment arrangements" to our Consolidated Financial Statements). As of December 31, 2009 and 2008, the amount of such instruments included in the total net fair value of equity risk sensitive instruments was $64 million and $53 million, respectively, and the corresponding amount of potential loss in fair value was $14 million and $6 million, respectively. The liabilities relating to the warrant appreciation rights are not included as part of the sensitivity analysis. If such liabilities being hedged were included, they would tend to have an offsetting effect on the potential loss in fair value.

Commodity Risk

        We enter into commodity derivatives to hedge certain of our raw material exposures. As of December 31, 2009 and 2008, the net fair value of commodity derivatives was $26 million and $(173) million, respectively. The potential loss in fair value for such commodity hedging derivatives from a hypothetical adverse 10 percent move against our position in commodity prices would be approximately $18 million and $15 million for December 31, 2009 and 2008, respectively. A significant proportion of our commodity derivatives are denominated in euros. The foreign exchange risk arising on such contracts has been excluded from the calculation of the potential loss in fair value from a hypothetical 10 percent move in commodity prices as disclosed above.

Item 12.    Description of Securities Other Than Equity Securities

American Depositary Shares

        Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly-issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers, in turn, charge these transaction fees to their clients.

        Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date. The Depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividends, rights offerings), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or un-certificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts via the central clearing and settlement system, The Depository Trust Company (DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients' ADSs in DTC accounts in turn charge their clients' accounts the amount of the fees paid to the depositary banks.

        In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set-off the amount of the depositary fees from any distribution to be made to the ADS holder.

Depositary Payments

        In 2009, we received reimbursements from Citigroup, the Depositary Bank of our ADS program, of approximately $4 million to help cover costs related to our ADS program. Those costs, in addition to costs related to Sarbanes-Oxley, included principally the specific costs set forth below:

2009
($ in thousands)
Listing fees (NYSE)	280
Proxy process expenses (printing, postage and distribution)	250
Investor relations efforts including non-deal roadshows/investor conferences, IR agency fees, etc.	570

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        Not applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not applicable.

Item 15.    Controls and Procedures

  (a)
  Disclosure controls and procedures.

        We maintain controls and procedures designed to provide reasonable assurance that the information required to be disclosed in our filings under the Securities Exchange Act of 1934 (the Exchange Act, Rule 13a-15(e)) is recorded, processed, summarized and reported on a timely basis. Our Chief Executive Officer, Joe Hogan, and Chief Financial Officer, Michel Demaré, with the participation of key corporate senior management and management of key corporate functions, performed an evaluation of our disclosure controls and procedures as of December 31, 2009. Based on that evaluation, management, including the Chief Executive Officer and Chief Financial Officer, has concluded that, as of December 31, 2009, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in reports that we file or submit under the Exchange Act has been recorded, processed, summarized and reported within the time period specified in the rules and forms of the SEC and that such information has been accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

  (b)
  Management's annual report on internal control over financial reporting.

        The Board of Directors and management of ABB Ltd and its consolidated subsidiaries ("ABB") are responsible for establishing and maintaining adequate internal control over financial reporting. ABB's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of the published Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States of America.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with ABB's policies and procedures may deteriorate.

        Management conducted an assessment of the effectiveness of internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that ABB's internal control over financial reporting was effective as of December 31, 2009.

        Ernst & Young AG, an independent registered public accounting firm, has issued an opinion on the effectiveness of the ABB Group's internal control over financial reporting as of December 31, 2009 which is included in "Item 18. Financial Statements".

  (c)
  Changes in internal control

        During the year ended December 31, 2009, the ABB Group continued to standardize and consolidate its financial accounting and reporting processes through the integration of its various ERP systems into country-wide ERP's in a number of specific countries. A significant portion of these remaining system integrations are planned for 2010. These activities strengthen the overall design and operational effectiveness of the ABB Group's internal control over financial reporting and are part of the ABB Group's continuous improvement of its internal control environment.

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

Item 16C.    Principal Accountant Fees and Services

  Audit Fees

        Fees for audit services provided by Ernst & Young totaled approximately $27 million and $29 million in 2009 and 2008, respectively. Audit fees include the standard audit work performed each fiscal year necessary to allow the auditor to issue an opinion on our Consolidated Financial Statements and to issue an opinion on the local statutory financial statements of ABB Ltd and its subsidiaries. Audit fees also include services that can be provided only by the ABB Group auditor such as assistance with the application of new accounting policies, pre-issuance reviews of quarterly financial results and comfort letters delivered to underwriters in connection with debt and equity offerings.

  Audit-Related Fees

        Fees for audit-related services provided by Ernst & Young totaled approximately $2 million in each of 2009 and 2008, consisting primarily of accounting consultations and audits in connection with divestments, audits of pension and benefit plans and accounting advisory services.

  Tax Fees

        Fees for tax services provided by Ernst & Young totaled approximately $2 million and $3 million in 2009 and 2008, respectively, representing tax compliance fees as well as tax advice and planning fees.

  All Other Fees

        Fees for other services provided not included in the above three categories by Ernst & Young totaled approximately $0.1 million in each of 2009 and 2008.

  Pre-Approval Procedures and Policies

        In accordance with the requirements of the U.S. Sarbanes-Oxley Act of 2002 and rules issued by the SEC, we utilize a procedure for the review and pre-approval of any services performed by Ernst & Young. The procedure requires that all proposed engagements of Ernst & Young for audit and permitted non-audit services are submitted to the FACC for approval prior to the beginning of any such services. In accordance with this policy, all services performed by and fees paid to Ernst & Young in 2009 and 2008, as discussed above in this Item 16C, were approved by the FACC.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

        None.

Item 16E.    Purchase of Equity Securities by Issuer & Affiliated Purchases

        On February 13, 2008, we announced a share buyback program up to a maximum value of CHF 2.2 billion (equivalent to approximately USD 2 billion at then-current exchange rates), with the intention of completing the buyback program prior to the Annual General Meeting of shareholders in 2010 and proposing the cancellation of the shares at that meeting.

        During 2008, purchases under the program made by or on behalf of ABB Ltd. or any "affiliated purchaser", as defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, totaled 22,675,000 shares.

        On February 12, 2009, we stated that given the market uncertainty, we were not actively pursuing new purchases under the program. Consequently, no repurchases took place in 2009 and through February 28, 2010.

        As of December 31, 2009, CHF 1,549 million (equivalent to $1,495 million at the year-end exchange rate of CHF 1.0358 per 1 USD) was available for further purchases under the program.

Item 16F.    Change in Registrant's Certifying Accountant

        Not applicable.

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

  •
  Swiss law requires that our external auditors be appointed by our shareholders at our Annual General Meeting rather than by the finance and audit committee or the board of directors.

  •
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

Item 18.    Financial Statements

        See pages F-1 to F-85, which are incorporated herein by reference. All schedules are omitted as the required information is inapplicable or the information is presented in the Consolidated Financial Statements or notes thereto.

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
2.3
EMTN Fiscal Agency Agreement, dated December 17, 2008, between ABB Capital B.V., Fortis Banque Luxembourg S.A. and Fortis Banque (Suisse) S.A. Incorporated by reference to Exhibit 2.3 to the Annual Report on Form 20-F filed by ABB Ltd on March 10, 2009.
2.4
EMTN Dealership Agreement, dated December 17, 2008, between ABB Capital B.V., ABB Ltd and Morgan Stanley & Co. International Limited. Incorporated by reference to Exhibit 2.4 to the Annual Report on Form 20-F filed by ABB Ltd on March 10, 2009.
2.5
EMTN Deed of Covenant, dated December 17, 2008, by ABB Capital B.V. The total amount of long-term debt securities of ABB Ltd authorized under any other instrument does not exceed 10 percent of the total assets of the ABB Group on a consolidated basis. ABB Ltd hereby agrees to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of ABB Ltd or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed. Incorporated by reference to Exhibit 2.5 to the Annual Report on Form 20-F filed by ABB Ltd on March 10, 2009.
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
4.3
$2,000,000,000 Multicurrency Revolving Credit Agreement, dated as of October 7, 2009, between ABB Ltd, certain subsidiaries of ABB Ltd as borrowers, approximately 30 banks as mandated lead arrangers, Credit Suisse, as facility agent, dollar swingline agent and euro swingline agent, and Nordea Bank AB (publ), as SEK swingline agent.

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
4.6	Employment Agreement of Gary Steel, dated August 27, 2002. Incorporated by reference to Exhibit 4.11 to the Annual Report on Form 20-F filed by ABB on June 30, 2003.
4.7	Employment Agreement of Michel Demaré, dated October 28, 2004. Incorporated by reference to Exhibit 4.17 to the Annual Report on Form 20-F filed by ABB on May 27, 2005.
4.8	Employment Agreement of Ulrich Spiesshofer, dated September 5, 2005. Incorporated by reference to Exhibit 4.15 to the Annual Report on Form 20-F filed by ABB on April 19, 2006.
4.9
Contribution Agreement dated as of April 20, 2006 by and among ABB Ltd, ABB Asea Brown Boveri Ltd, ABB Holdings Inc., ABB Inc. and ABB Lummus Global Inc., Combustion Engineering 524 (g) Asbestos PI Trust and, solely for certain provisions contained therein, ABB Treasury Center (USA) Inc. Incorporated by reference to Exhibit 4.13 to the Annual Report on From 20-F filed by ABB on April 18, 2007.
4.10
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
8.1	Subsidiaries of ABB Ltd as of February 28, 2010.
12.1	Certification of the chief executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the chief financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by the chief executive officer of ABB Ltd pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
13.2	Certification by the chief financial officer of ABB Ltd pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
15.1	Consent of Independent Registered Public Accounting Firm

101	The following financial information from this Annual Report formatted in XBRL (Extensible Business Reporting Language) includes (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Income, (iii) Consolidated Statements of Cash Flows, (iv) Consolidated Statements of Stockholders' Equity, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text. Furnished electronically herewith.

*
This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-74551.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ABB LTD
By:	/s/ MICHEL DEMARÉ Name: Michel Demaré Title: Executive Vice President and Chief Financial Officer
By:	/s/ RICHARD A. BROWN Name: Richard A. Brown Title: Group Senior Vice President and Chief Counsel Corporate & Finance

Date: March 19, 2010.

Report of management on internal control over financial reporting

        The Board of Directors and management of ABB Ltd and its consolidated subsidiaries ("ABB") are responsible for establishing and maintaining adequate internal control over financial reporting. ABB's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of the published Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States of America.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with ABB's policies and procedures may deteriorate.

        Management conducted an assessment of the effectiveness of internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that ABB's internal control over financial reporting was effective as of December 31, 2009.

        Ernst & Young AG, an independent registered public accounting firm, has issued an opinion on the effectiveness of ABB's internal control over financial reporting as of December 31, 2009, which is included on page F-4 of this Annual Report.

/s/ JOE HOGAN
Chief Executive Officer
/s/ MICHEL DEMARÉ
Chief Financial Officer

Zurich, March 12, 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of ABB Ltd:

        We have audited the accompanying consolidated balance sheets of ABB Ltd as of December 31, 2009 and 2008, and the related consolidated income statements, statements of cash flows, and statements of changes in stockholders' equity for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ABB Ltd at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ABB Ltd's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2010, expressed an unqualified opinion thereon.

/s/ Ernst & Young AG

Zürich, Switzerland
March 12, 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of ABB Ltd:

        We have audited ABB Ltd's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). ABB Ltd's Board of Directors and management are responsible for maintaining effective internal control over financial reporting, and management is responsible for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on internal control over financial reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

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

        In our opinion, ABB Ltd maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2009 consolidated financial statements of ABB Ltd and our report dated March 12, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young AG

Zürich, Switzerland
March 12, 2010

ABB Ltd

Consolidated Income Statements

Year ended December 31 ($ in millions, except per share data in $)

	2009	2008	2007
Sales of products	26,820	29,705	24,816
Sales of services	4,975	5,207	4,367

Total revenues	31,795	34,912	29,183

Cost of products	(19,057)	(20,506)	(17,292)
Cost of services	(3,413)	(3,466)	(2,923)

Total cost of sales	(22,470)	(23,972)	(20,215)

Gross profit	9,325	10,940	8,968
Selling, general and administrative expenses	(5,528)	(5,822)	(4,975)
Other income (expense), net	329	(566)	30

Earnings before interest and taxes	4,126	4,552	4,023
Interest and dividend income	121	315	273
Interest and other finance expense	(127)	(349)	(383)

Income from continuing operations before taxes and cumulative effect of accounting change	4,120	4,518	3,913
Provision for taxes	(1,001)	(1,119)	(595)

Income from continuing operations before cumulative effect of accounting change, net of tax	3,119	3,399	3,318
Income (loss) from discontinued operations, net of tax	17	(21)	586

Income before cumulative effect of accounting change, net of tax	3,136	3,378	3,904
Cumulative effect of accounting change, net of tax	—	—	(49)

Net income	3,136	3,378	3,855
Net income attributable to noncontrolling interests	(235)	(260)	(244)

Net income attributable to ABB	2,901	3,118	3,611

Amounts attributable to ABB shareholders:
Income from continuing operations before cumulative effect of accounting change, net of tax	2,884	3,142	3,083
Income (loss) from discontinued operations, net of tax	17	(24)	577
Cumulative effect of accounting change, net of tax	—	—	(49)
Net income	2,901	3,118	3,611
Basic earnings (loss) per share attributable to ABB shareholders:
Income from continuing operations before cumulative effect of accounting change, net of tax	1.26	1.37	1.37
Income (loss) from discontinued operations, net of tax	0.01	(0.01)	0.25
Cumulative effect of accounting change, net of tax	—	—	(0.02)
Net income	1.27	1.36	1.60
Diluted earnings (loss) per share attributable to ABB shareholders:
Income from continuing operations before cumulative effect of accounting change, net of tax	1.26	1.37	1.34
Income (loss) from discontinued operations, net of tax	0.01	(0.01)	0.25
Cumulative effect of accounting change, net of tax	—	—	(0.02)
Net income	1.27	1.36	1.57
Average number of shares (in millions) used to compute:
Basic earnings (loss) per share attributable to ABB shareholders	2,284	2,287	2,258
Diluted earnings (loss) per share attributable to ABB shareholders	2,288	2,296	2,308

See accompanying Notes to the Consolidated Financial Statements

ABB Ltd

Consolidated Balance Sheets

December 31 ($ in millions, except share data)

	2009	2008
Cash and equivalents	7,119	6,399
Marketable securities and short-term investments	2,433	1,354
Receivables, net	9,451	9,245
Inventories, net	4,550	5,306
Prepaid expenses	236	237
Deferred taxes	900	920
Other current assets	540	776

Total current assets	25,229	24,237
Financing receivables, net	452	445
Property, plant and equipment, net	4,072	3,562
Goodwill	3,026	2,817
Other intangible assets, net	443	411
Prepaid pension and other employee benefits	112	73
Investments in equity method companies	49	68
Deferred taxes	1,052	1,120
Other non-current assets	293	278

Total assets	34,728	33,011

Accounts payable, trade	3,853	4,451
Billings in excess of sales	1,623	1,224
Accounts payable, other	1,326	1,292
Short-term debt and current maturities of long-term debt	161	354
Advances from customers	1,806	2,014
Deferred taxes	327	428
Provisions for warranties	1,280	1,105
Provisions and other current liabilities	2,603	3,467
Accrued expenses	1,600	1,569

Total current liabilities	14,579	15,904
Long-term debt	2,172	2,009
Pension and other employee benefits	1,179	1,071
Deferred taxes	328	355
Other non-current liabilities	1,997	1,902

Total liabilities	20,255	21,241
Commitments and contingencies
Stockholders' equity:
Capital stock and additional paid-in capital (2,329,324,797 and 2,322,792,835 issued shares at December 31, 2009 and 2008, respectively)	3,943	4,841
Retained earnings	12,828	9,927
Accumulated other comprehensive loss	(2,084)	(2,710)
Treasury stock, at cost (39,901,593 and 40,108,014 shares at December 31, 2009 and 2008, respectively)	(897)	(900)
Total ABB stockholders' equity	13,790	11,158
Noncontrolling interests	683	612

Total stockholders' equity	14,473	11,770

Total liabilities and stockholders' equity	34,728	33,011

See accompanying Notes to the Consolidated Financial Statements

ABB Ltd

Consolidated Statements of Cash Flows

Year ended December 31 ($ in millions)

	2009	2008	2007
Operating activities:
Net income	3,136	3,378	3,855
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	655	661	602
Pension and postretirement benefits	(28)	43	(61)
Deferred taxes	(56)	(199)	(351)
Net gain from sale of property, plant and equipment	(15)	(49)	(46)
Income (loss) from equity accounted companies	2	(15)	(55)
Gain on sale of discontinued operations	—	—	(541)
Other	(6)	233	280
Changes in operating assets and liabilities:
Trade receivables, net	256	(1,266)	(1,323)
Inventories, net	1,130	(800)	(551)
Trade payables	(718)	522	530
Billings in excess of sales	295	539	374
Provisions, net	(241)	677	(362)
Advances from customers	(316)	130	411
Other assets and liabilities, net	(67)	104	292

Net cash provided by operating activities	4,027	3,958	3,054
Investing activities:
Changes in financing receivables, net	(7)	7	56
Purchases of marketable securities (available-for-sale)	(243)	(1,081)	(6,428)
Purchases of marketable securities (held-to-maturity)	(918)	—	—
Purchases of short-term investments	(3,824)	(2,512)	(3,679)
Purchases of property, plant and equipment and intangible assets	(967)	(1,171)	(756)
Acquisition of businesses (net of cash acquired)	(209)	(653)	(54)
Proceeds from sales of marketable securities (available-for-sale)	79	110	6,492
Proceeds from maturity of marketable securities (available-for-sale)	855	—	—
Proceeds from maturity of marketable securities (held-to-maturity)	730	—	—
Proceeds from short-term investments	2,253	5,305	868
Proceeds from sales of property, plant and equipment	36	94	75
Proceeds from sales of businesses and equity accounted companies (net of cash disposed)	16	46	1,142
Other	(21)	(31)	(7)

Net cash provided by (used in) investing activities	(2,220)	114	(2,291)
Financing activities:
Net changes in debt with maturities of 90 days or less	(59)	(10)	(19)
Increase in debt	586	458	210
Repayment of debt	(705)	(786)	(247)
Issuance of shares	89	49	241
Purchase of treasury shares	—	(621)	(199)
Dividends paid in the form of nominal value reduction / Dividends paid	(1,027)	(1,060)	(449)
Dividends paid to noncontrolling shareholders	(193)	(152)	(117)
Other	8	3	(45)

Net cash used in financing activities	(1,301)	(2,119)	(625)
Effects of exchange rate changes on cash and equivalents	214	(230)	275
Adjustment for the net change in cash and equivalents in assets held for sale and in discontinued operations	—	26	39

Net change in cash and equivalents—continuing operations	720	1,749	452
Cash and equivalents beginning of period	6,399	4,650	4,198

Cash and equivalents end of period	7,119	6,399	4,650

Supplementary disclosure of cash flow information:
Interest paid	156	244	246
Taxes paid	1,090	1,065	780
Carrying value of debt and accrued interest converted into capital stock	—	—	843

See accompanying Notes to the Consolidated Financial Statements

ABB Ltd

Consolidated Statements of Changes in Stockholders' Equity

Years ended December 31, 2009, 2008 and 2007 ($ in millions)

			Accumulated other comprehensive loss
	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gain (loss) on available- for-sale securities	Pension and other post retirement plan adjustments	Unrealized gain (loss) on cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders' equity	Noncontrolling interests	Total stockholders' equity
Balance at January 1, 2007	4,514	3,647	(1,462)	(2)	(629)	74	(2,019)	(104)	6,038	451	6,489

Comprehensive income:
Net income		3,611							3,611	244	3,855
Foreign currency translation adjustments			505				505		505	34	539
Foreign currency translation adjustments related to divestments of businesses			51				51		51		51
Effect of change in fair value of available-for-sale securities (net of tax of $0)				9			9		9	1	10
Unrecognized income related to pensions and other postretirement plans (net of tax of $(5))					59		59		59		59
Adjustments related to pensions and other postretirement plans allocated to divestments of businesses (net of tax of $0)					84		84		84		84
Change in derivatives qualifying as cash flow hedges (net of tax of $4)						(19)	(19)		(19)		(19)

Total comprehensive income									4,300	279	4,579
Changes in noncontrolling interests										(18)	(18)
Dividends paid to noncontrolling shareholders										(120)	(120)
Dividends paid		(449)							(449)		(449)
Effect of adoption of new accounting standard for convertible debt	146								146		146
Conversion of convertible bonds	830								830		830
Treasury stock transactions	(1)							(198)	(199)		(199)
Share-based payment arrangements	45								45		45
Issuance of shares	241								241		241
Call options	5								5		5

Balance at December 31, 2007	5,780	6,809	(906)	7	(486)	55	(1,330)	(302)	10,957	592	11,549

Comprehensive income:
Net income		3,118							3,118	260	3,378
Foreign currency translation adjustments			(754)				(754)		(754)	(41)	(795)
Foreign currency translation adjustments related to divestments of businesses			6				6		6		6
Effect of change in fair value of available-for-sale securities (net of tax of $(26))				76			76		76	(1)	75
Unrecognized income (expense) related to pensions and other postretirement plans (net of tax of $212)					(492)		(492)		(492)	1	(491)
Change in derivatives qualifying as cash flow hedges (net of tax of $53)						(216)	(216)		(216)		(216)

Total comprehensive income									1,738	219	1,957
Changes in noncontrolling interests										(45)	(45)
Dividends paid to noncontrolling shareholders										(154)	(154)
Dividends paid in the form of nominal value reduction	(1,060)								(1,060)		(1,060)
Shares repurchased under buyback program								(619)	(619)		(619)
Treasury stock transactions	(21)							21	—		—
Share-based payment arrangements	63								63		63
Issuance of shares	49								49		49
Call options	30								30		30

Balance at December 31, 2008	4,841	9,927	(1,654)	83	(978)	(161)	(2,710)	(900)	11,158	612	11,770

Comprehensive income:
Net income		2,901							2,901	235	3,136
Foreign currency translation adjustments			598				598		598	12	610
Effect of change in fair value of available-for-sale securities (net of tax of $26)				(63)			(63)		(63)		(63)
Unrecognized expense related to pensions and other postretirement plans (net of tax of $3)					(90)		(90)		(90)	(2)	(92)
Change in derivatives qualifying as cash flow hedges (net of tax of $(54))						181	181		181		181

Total comprehensive income									3,527	245	3,772
Changes in noncontrolling interests	(49)								(49)	20	(29)
Dividends paid to noncontrolling shareholders										(194)	(194)
Dividends paid in the form of nominal value reduction	(1,024)								(1,024)		(1,024)
Treasury stock transactions	(3)							3	—		—
Share-based payment arrangements	66								66		66
Issuance of shares	90								90		90
Call options	22								22		22

Balance at December 31, 2009	3,943	12,828	(1,056)	20	(1,068)	20	(2,084)	(897)	13,790	683	14,473

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

Basis of presentation

        The Consolidated Financial Statements are prepared in accordance with United States of America (United States or U.S.) generally accepted accounting principles (U.S. GAAP) and are presented in United States dollars ($ or USD) unless otherwise stated. The par value of capital stock is denominated in Swiss francs.

Scope of consolidation

        The Consolidated Financial Statements include the accounts of ABB Ltd and companies which are directly or indirectly controlled by ABB Ltd. Additionally, the Company consolidates variable interest entities if it has determined that it is the primary beneficiary. Intercompany accounts and transactions have been eliminated. Investments in joint ventures and affiliated companies in which the Company has the ability to exercise significant influence over operating and financial policies (generally through direct or indirect ownership of 20 percent to 50 percent of the voting rights), are recorded in the Consolidated Financial Statements using the equity method of accounting.

Reclassifications

        Certain amounts reported for prior years in the Consolidated Financial Statements and Notes have been reclassified to conform to the current year's presentation. These changes primarily relate to the reclassification of cash-settled call options to derivatives (from marketable securities and short-term investments) in the Consolidated Balance Sheets, the presentation of deferred tax assets and liabilities on a net basis (where permitted) rather than on a gross basis in the Consolidated Balance Sheets and the breakdown of lines in the Consolidated Statements of Cash Flows related to purchases of, and proceeds from sales of, marketable securities (other-than-trading) and short-term investments in order to provide increased transparency of the transactions.

Operating cycle

        A portion of the Company's operating cycle, including long-term construction activities, exceeds one year. For classification of current assets and liabilities related to such construction activities, the Company elected to use the duration of the individual contracts as its operating cycle. Accordingly,

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 2—Significant accounting policies (Continued)

there are accounts receivable, inventories and provisions related to these contracts which will not be realized within one year that have been classified as current.

Use of estimates

        The preparation of financial statements in conformity with U.S. GAAP requires management to make assumptions and estimates that directly affect the amounts reported in the Consolidated Financial Statements and the accompanying Notes. The accounting estimates that require the Company's most significant, difficult and subjective judgments include:

  •
  assumptions and projections, principally related to future material, labor and project-related overhead costs, used in determining the percentage-of-completion on projects,

  •
  estimates of loss contingencies associated with litigation or threatened litigation and other claims and inquires, environmental damages, product warranties, regulatory and other proceedings,

  •
  assumptions used in the calculation of pension and postretirement benefits and the fair value of pension plan assets,

  •
  recognition and measurement of current and deferred income tax assets and liabilities (including the measurement of uncertain tax positions),

  •
  growth rates, discount rates and other assumptions used in the Company's annual goodwill impairment test,

  •
  assumptions used in determining inventory obsolescence and net realizable value,

  •
  growth rates, discount rates and other assumptions used to determine impairments of long-lived assets, and

  •
  assessment of the allowance for doubtful accounts.

        The actual results and outcomes may differ from the Company's estimates and assumptions.

Cash and equivalents

        Cash and equivalents include highly liquid investments with maturities of three months or less at the date of acquisition.

        Currency and other local regulatory limitations related to the transfer of funds exist in a number of countries where the Company operates. Funds, other than regular dividends, fees or loan repayments, cannot be readily transferred offshore from these countries and are therefore deposited and used for working capital needs locally. These funds are included in cash and equivalents as they are not considered restricted.

Marketable securities and short-term investments

        Management determines the appropriate classification of held-to-maturity and available-for-sale securities at the time of purchase. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for accretion of discounts or amortization of premiums to maturity computed under the effective interest method. Such accretion or amortization is included in "Interest

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 2—Significant accounting policies (Continued)

and dividend income". Marketable debt and equity securities not classified as held-to-maturity are classified as available-for-sale.

        Marketable debt and equity securities classified as available-for-sale at the time of purchase are reported at fair value. Unrealized gains and losses on available-for-sale securities are excluded from the determination of earnings and are instead recognized in the "Accumulated other comprehensive loss" component of stockholders' equity, net of tax, until realized. Realized gains and losses on available-for-sale securities are computed based upon the historical cost of these securities using the specific identification method.

        The Company performs a periodic review of its debt and equity securities to determine whether an other-than-temporary impairment has occurred. Generally, when an individual security has been in an unrealized loss position for an extended period of time, the Company evaluates whether an impairment has occurred. The evaluation is based on specific facts and circumstances at the time of assessment, which include general market conditions, the duration and extent to which the fair value is below cost and, through 2008, the Company's intent and ability to hold the security for a sufficient period of time to allow for recovery in value. In addition, for equity securities, the Company assesses whether the cost value will recover within the near-term. If an other-than-temporary impairment is identified, the security is written down to its fair value.

        In 2009, the Company adopted new accounting standards for the recognition and measurement of other-than-temporary impairments of debt securities. The previous criterion of the Company's intent and ability to hold the security for a sufficient period of time to allow for recovery in value of the debt security was replaced and, under the new standards, if the fair value of a debt security is less than its amortized cost, then an other-than-temporary impairment is recognized if (i) the Company has the intent to sell the security, (ii) it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost base or (iii) a credit loss exists in so far as the Company does not expect to recover the entire recognized amortized cost of the security. Impairment charges relating to such credit losses are recognized in "Interest and other finance expense" while impairments related to all other factors are recognized in "Accumulated other comprehensive loss".

        Marketable debt securities are classified as either "Cash and equivalents" or "Marketable securities and short-term investments" according to their maturity at the time of acquisition.

Accounts receivable and allowance for doubtful accounts

        Accounts receivable are recorded at the invoiced amount. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write-off experience and customer economic data. The Company reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectability. Account balances are charged off against the allowance when the Company believes that the amount will not be recovered.

Concentrations of credit risk

        The Company sells a broad range of products, systems and services to a wide range of industrial, commercial and utility customers as well as various government agencies and quasi-governmental agencies throughout the world. Concentrations of credit risk with respect to accounts receivable are

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 2—Significant accounting policies (Continued)

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

Revenue recognition

        The Company generally recognizes revenues for the sale of goods when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectability is reasonably assured. Delivery is considered to occur upon transfer of title and the risks and rewards of ownership.

        Revenues under long-term construction-type contracts are recognized using the percentage-of-completion method of accounting. The Company principally uses the cost-to-cost method to measure progress towards completion on contracts. Under this method, progress of contracts is measured by actual costs incurred in relation to the Company's best estimate of total estimated costs, which are reviewed and updated routinely for contracts in progress. The cumulative effects of such adjustments are reported in the current period.

        Short-term construction-type contracts or long-term contracts for which reasonably dependable estimates cannot be made or for which inherent hazards make estimates difficult, are accounted for under the completed-contract method. Revenues under the completed-contract method are recognized upon substantial completion—that is: acceptance by the customer, compliance with performance specifications demonstrated in a factory acceptance test or similar event.

        Revenues from service transactions are recognized as services are performed. For long-term service contracts, revenues are recognized on a straight-line basis over the term of the contract or, if the performance pattern is other than straight-line, as the services are provided. Service revenues reflect revenues earned from the Company's activities in providing services to customers primarily subsequent to the sale and delivery of a product or complete system. Such revenues consist principally of maintenance-type contracts.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 2—Significant accounting policies (Continued)

        The Company offers multiple solutions to meet its customers' needs. These solutions may involve the delivery of multiple products and/or performance of services and the delivery and/or performance may occur at different points in time or over different periods of time. In such circumstances, if certain criteria are met, the Company allocates revenues to each delivery of product or performance of service based on the individual elements' relative fair value. If there is no evidence for the fair value of the delivered item, the revenue is allocated based on the residual method, provided that the elements meet the criteria for treatment as a separate unit of accounting.

        Unless the percentage-of-completion or completed-contract method applies, revenues from contracts that contain customer acceptance provisions are deferred until customer acceptance occurs, or the Company has demonstrated the customer-specified objective criteria have been met, or the contractual acceptance period has lapsed.

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

Inventories

        Inventories are stated at the lower of cost (determined using either the first-in, first-out or the weighted-average cost method) or market. Inventoried costs are stated at acquisition cost or actual production cost, including direct material and labor and applicable manufacturing overheads, reduced by amounts recognized in cost of sales. Adjustments to reduce the cost of inventory to its net market value are made, if required for decreases in sales prices, obsolescence or similar impairments.

Accounting for discontinued operations

        Assets and liabilities that meet certain criteria with respect to the Company's plans for their sale or abandonment are included in assets and liabilities held for sale and in discontinued operations. Depreciation and amortization cease when the assets meet the criteria to be classified as held for sale. Results from discontinued operations are recognized in the period in which they occur. Assets and liabilities classified as held for sale are measured at the lower of carrying amount or fair value, less cost to sell. Assets and liabilities related to discontinued operations that are retained are not classified into assets or liabilities held for sale and in discontinued operations in our Consolidated Balance Sheets; future adjustments of such balances are recorded through income (loss) from discontinued operations, net of tax, in the Consolidated Income Statements. In the Consolidated Statements of Cash Flows, the amounts related to businesses with assets and liabilities held for sale and in discontinued operations are not segregated.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 2—Significant accounting policies (Continued)

Impairment of long-lived assets

        Long-lived assets that are held and used are assessed for impairment when events or circumstances indicate that the carrying amount of the asset may not be recoverable. If the asset's net carrying value exceeds the asset's net undiscounted cash flows expected to be generated over its remaining useful life including net proceeds expected from disposition of the asset, if any, the carrying amount of the asset is reduced to its estimated fair value. The estimated fair value is determined using a market, income and/or cost approach.

Property, plant and equipment

        Property, plant and equipment is stated at cost, less accumulated depreciation and is depreciated using the straight-line method. The estimated useful lives of the assets are generally as follows:

  •
  factories and office buildings: 30 to 40 years,

  •
  other facilities: 15 years,

  •
  machinery and equipment: 3 to 15 years,

  •
  furniture and office equipment: 3 to 8 years,

  •
  leasehold improvements are depreciated over their estimated useful life or, for operating leases, over the lease term, if shorter.

Goodwill and other intangible assets

        Goodwill is tested for impairment annually as of October 1 or more frequently if events or circumstances indicate that the carrying value may not be recoverable. The Company performs a two-step impairment test. In the first step, the Company compares the fair value of each reporting unit to its carrying value. A reporting unit is an operating segment or one level below an operating segment. For the annual impairment review, the reporting units were the same as the operating segments for Power Systems, Automation Products and Robotics while for Power Products and Process Automation operating segments, the reporting units were determined to be one level below the operating segment. The Company determines the fair value of its reporting units based on the income approach whereby the fair value of each reporting unit is calculated based on the present value of future cash flows. If the carrying value of the net assets of a reporting unit exceeds the fair value of the reporting unit then the Company performs the second step of the impairment test to determine the implied fair value of the reporting unit's goodwill. If the carrying value of the reporting unit's goodwill exceeds its implied fair value, the Company records an impairment charge equal to the difference.

        The cost of acquired intangible assets is amortized using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. The amortization periods typically range from 1 to 10 years. Intangible assets are tested for impairment upon the occurrence of certain triggering events.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 2—Significant accounting policies (Continued)

Capitalized software costs

Software for internal use

        Costs incurred in the application development stage until the software is substantially complete are capitalized and are amortized on a straight-line basis over the estimated useful life of the software, typically ranging from 3 to 5 years.

Software product to be sold

        Costs incurred after the software has demonstrated its technological feasibility until the product is available for general release to the customers are capitalized and amortized on a straight-line basis over the estimated life of the product. The Company periodically performs an evaluation to determine that the unamortized cost of software to be sold does not exceed the net realizable value.

Derivative financial instruments and hedging activities

        The Company uses derivative financial instruments to manage currency, commodity, interest rate and equity exposures, arising from its global operating, financing and investing activities (see Note 5).

        The Company recognizes all derivatives, other than certain derivatives indexed to the Company's own stock, at fair value in the Consolidated Balance Sheets. Derivatives that are not designated as hedging instruments are reported at fair value with derivative gains and losses reported through earnings and classified consistent with the nature of the underlying transaction. If the derivatives are designated as a hedge, depending on the nature of the hedge, changes in the fair value of the derivatives will either be offset against the change in fair value of the hedged item attributable to the risk being hedged through earnings (in the case of a fair value hedge) or recognized in "Accumulated other comprehensive loss" until the hedged item is recognized in earnings (in the case of a cash flow hedge). The ineffective portion of a derivative's change in fair value is immediately recognized in earnings consistent with the classification of the hedged item.

        If an underlying hedged transaction is terminated early, the hedging derivative instrument is treated as if terminated simultaneously, with any gain or loss on termination of the derivative immediately recognized in earnings. Where derivative financial instruments have been designated as hedges of forecasted transactions and such forecasted transactions are no longer probable of occurring, hedge accounting is discontinued and any derivative gain or loss previously included in "Accumulated other comprehensive loss" is reclassified into earnings consistent with the nature of the original forecasted transaction.

        Certain commercial contracts may grant rights to the Company or the counterparties, or contain other provisions that are considered to be derivatives. Such embedded derivatives are assessed at inception of the contract and depending on their characteristics, accounted for as separate derivative instruments and shown at their fair value in the balance sheet with their changes in fair value reported in earnings consistent with the nature of the commercial contract to which they relate.

        Derivatives are classified in the Consolidated Statements of Cash Flows in the same section as the underlying item, primarily within "Net cash provided by operating activities".

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 2—Significant accounting policies (Continued)

Leases

        The Company leases primarily real estate and office equipment. Rental expense for operating leases is recorded on a straight-line basis over the life of the lease term. Lease transactions where substantially all risks and rewards incident to ownership are transferred from the lessor to the lessee are accounted for as capital leases. All other leases are accounted for as operating leases. Amounts due under capital leases are recorded as a liability. The interest in assets acquired under capital leases is recorded as property, plant and equipment. Depreciation and amortization of assets recorded under capital leases is included in depreciation and amortization expense.

Sale-leasebacks

        The Company occasionally enters into transactions accounted for as sale-leasebacks, in which fixed assets, generally real estate and/or equipment, are sold to a third party and then leased for use by the Company. Under certain circumstances, the necessary criteria to recognize a sale of these assets may not occur and then the transaction is reflected as a financing transaction, with the proceeds received from the transaction reflected as a borrowing or deposit liability. When the necessary criteria have been met to recognize a sale, gains or losses on the sale of the assets are generally deferred and amortized over the term of the transaction, except in certain limited instances when a portion of the gain or loss may be recognized upon inception. The lease of the asset is accounted for as either an operating lease or a capital lease, depending upon its specific terms.

Translation of foreign currencies and foreign exchange transactions

        The functional currency for most of the Company's subsidiaries is the applicable local currency. The translation from the applicable functional currencies into the Company's reporting currency is performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for income statement accounts using average exchange rates prevailing during the year. The resulting translation adjustments are excluded from the determination of earnings and are recognized in "Accumulated other comprehensive loss" until the subsidiary is sold, substantially liquidated or evaluated for impairment in anticipation of disposal.

        Foreign currency exchange gains and losses, such as those resulting from foreign currency denominated receivables or payables, are included in the determination of earnings, except as they relate to intercompany loans that are equity-like in nature with no reasonable expectation of repayment, which are recognized in "Accumulated other comprehensive loss". Exchange gains and losses recognized in earnings are included in "Total revenues", "Total cost of sales", "Selling, general and administrative expenses" or "Interest and other finance expense" consistent with the nature of the underlying item.

Income taxes

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

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 2—Significant accounting policies (Continued)

deduction's technical merit. A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized.

        Deferred taxes are provided on unredeemed retained earnings of the Company's subsidiaries. However, deferred taxes are not provided on such unredeemed retained earnings to the extent it is expected that the earnings are permanently reinvested. Such earnings may become taxable upon the sale or liquidation of these subsidiaries or upon the remittance of dividends.

        The Company operates in numerous tax jurisdictions and, as a result, is regularly subject to audit by tax authorities. The Company provides for tax contingencies on the basis of their technical merits, including relative tax law and Organisation for Economic Co-operation and Development (OECD) guidelines, as well as on items relating to potential audits by tax authorities based upon its evaluations of the facts and circumstances as of each reporting period. Changes in the facts and circumstances could result in a material change to the tax accruals. The Company provides for tax contingencies whenever it is deemed more likely than not that a tax asset has been impaired or a tax liability has been incurred for events such as tax claims or changes in tax laws.

        The Company applies a two-step approach to recognize and measure uncertainty in income taxes. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50 percent likely of being realized upon ultimate settlement.

        Expense related to tax penalties is classified in the Consolidated Financial Statements as "Provision for taxes", while interest thereon is classified as "Interest and other finance expense".

Research and development

        Research and development costs not related to specific customer orders are expensed as incurred. Such research and development expenses are included in "Selling, general and administrative expenses" and were $1,037 million, $1,027 million and $871 million in 2009, 2008 and 2007, respectively.

Earnings per share

        Basic earnings (loss) per share is calculated by dividing income (loss) by the weighted-average number of shares outstanding during the year. Diluted earnings (loss) per share is calculated by dividing income (loss) by the weighted-average number of shares outstanding during the year, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise: outstanding written call options, outstanding options and shares granted subject to certain conditions under the Company's share-based payment arrangements and, prior to September 2007, shares issuable in relation to outstanding convertible bonds. See further discussion related to earnings per share in Note 20 and further discussion of the potentially dilutive securities in Note 18.

Share-based payment arrangements

        The Company has various share-based payment arrangements for its employees, which are described more fully in Note 18. Such arrangements are accounted for under the fair value method. For awards that are equity-settled, total compensation is measured at grant date, based on the fair

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 2—Significant accounting policies (Continued)

value of the award at that date, and recorded in income over the period the employees are required to render service. For awards that are cash-settled, compensation is initially measured at grant date and subsequently remeasured at each reporting period, based on the fair value and vesting percentage of the award at each of those dates, with changes in the liability recorded in earnings.

Fair value measures

        The Company uses fair value measurement principles to record certain financial assets and liabilities on a recurring basis and, when necessary, to record certain non-financial assets at fair value on a non-recurring basis, as well as to determine fair value disclosures for certain financial instruments carried at amortized cost in the financial statements. Financial assets and liabilities recorded at fair value on a recurring basis include foreign currency, commodity, interest rate and equity derivatives and available-for-sale securities. Non-financial assets recorded at fair value on a non-recurring basis include long-lived assets that are reduced to their estimated fair value due to impairments.

        Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation techniques including the market approach (using observable market data for identical or similar assets and liabilities), the income approach (discounted cash flow models) and the cost approach (using costs a market participant would incur to develop a comparable asset). Inputs used to determine the fair value of assets and liabilities are defined by a three-level hierarchy, depending on the reliability of those inputs. The Company has categorized its financial assets and liabilities and non-financial assets measured at fair value within this hierarchy based on whether the inputs to the valuation technique are observable or unobservable. An observable input is based on market data obtained from independent sources, while an unobservable input reflects the Company's assumptions about market data.

        The levels of the fair value hierarchy are as follows:

  Level
  1:   Valuation inputs consist of quoted prices in an active market for identical assets or liabilities (observable quoted prices). Assets and liabilities valued using Level 1 inputs include exchange-traded equity securities, listed derivatives which are actively traded such as foreign exchange futures and specific government securities.

  Level
  2:   Valuation inputs consist of observable inputs (other than Level 1 inputs) such as actively quoted prices for similar assets, quoted prices in inactive markets and inputs other than quoted prices such as interest rate yield curves, credit spreads, or inputs derived from other observable data by interpolation, correlation, regression or other means. The adjustments applied to quoted prices or the inputs used in valuation models may be both observable and unobservable. In these cases, the fair value measurement is classified as Level 2 unless the unobservable portion of the adjustment or the unobservable input to the valuation model is significant, in which case the fair value measurement would be classified as Level 3. Assets and liabilities valued using Level 2 inputs include interest rate swaps, cross-currency swaps, commodity swaps, cash-settled call options, as well as foreign exchange forward contracts and foreign exchange swaps.

  Level
  3:   Valuation inputs are based on the Company's assumptions of relevant market data (unobservable input). The impairment of certain long-lived assets included in "Property,

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 2—Significant accounting policies (Continued)

    plant and equipment, net" and "Other intangible assets, net" was calculated using Level 3 inputs.

        Whenever quoted prices involve bid-ask spreads, the Company ordinarily determines fair values based on mid-market quotes. However, for the purposes of determining the fair value of cash-settled call options serving as hedges of the Company's management incentive plan (MIP), bid prices are used.

        When determining fair values based on quoted prices in an active market, the Company considers if the level of transaction activity for the financial instrument has significantly decreased, or would not be considered orderly. In such cases, the resulting changes in valuation techniques would be disclosed. If the market is considered disorderly or if quoted prices are not available, the Company is required to use another valuation technique, such as an income approach.

        Disclosures about the Company's fair value measurements of assets and liabilities are included in Note 6.

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

        The Company may have a legal obligation to perform environmental clean-up activities as a result of the normal operation of its business or have other asset retirement obligations. In some cases, the timing or the method of settlement, or both are conditional upon a future event that may or may not be within the control of the Company, but the underlying obligation itself is unconditional and certain. The Company recognizes a provision for these and other asset retirement obligations when a liability for the retirement or clean-up activity has been incurred and a reasonable estimate of its value can be made. Asset retirements provisions are initially recognized at fair value, and subsequently adjusted for

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 2—Significant accounting policies (Continued)

accrued interest and changes in estimates. Provisions for environmental obligations are not discounted to their present value when the timing of payments cannot be reasonably estimated.

Pensions and other postretirement benefits

        The Company has a number of defined benefit pension and other postretirement plans. The Company recognizes an asset for such a plan's overfunded status or a liability for such a plan's underfunded status in its Consolidated Balance Sheets. Additionally, the Company measures such a plan's assets and obligations that determine its funded status as of the end of the year and recognizes the changes in the funded status in the year in which the changes occur. Those changes are reported in "Accumulated other comprehensive loss" and as a separate component of stockholders' equity.

        The Company uses actuarial valuations to determine its pension and postretirement benefit costs and credits. The amounts calculated depend on a variety of key assumptions, including discount rates and expected return on plan assets. Current market conditions are considered in selecting these assumptions. See Note 17 for further discussion of the Company's employee benefit plans.

New accounting pronouncements

Convertible bonds

        As of January 1, 2009, the Company adopted a new accounting standard that changed the accounting for convertible debt instruments that contained cash settlement features. Under the previous accounting standards, such convertible debt, in its entirety, was accounted for on a historic cost basis. This new standard requires the issuer of such instruments to separately account, upon issuance, for the liability and the equity components of the convertible instrument. The liability component is calculated as the fair value of a similar debt instrument that does not have a conversion feature, while the equity component is the difference between the total net proceeds on issuance and the liability component. Consequently on issuance, the carrying amount of the bonds may be less than par and, over the period to maturity of the bonds, this discount on issuance is amortized to interest expense so that interest expense during the life of the bonds reflects the issuer's borrowing rate for nonconvertible debt.

        Under the new accounting standard, if an instrument within its scope is derecognized prior to maturity, the settlement consideration (shares, cash or a combination of both) transferred to bondholders is calculated and allocated to the liability component and equity component of the debt as follows:

  •
  The amount of the consideration allocated to the liability component is the fair value, immediately prior to extinguishment, of a similar debt instrument that does not have a conversion feature. Any difference between this amount and the sum of the carrying amount of the liability and the unamortized issuance costs, is recognized in the income statement as a gain (loss) on debt extinguishment.

  •
  The remaining settlement consideration is allocated to the reacquisition of the equity component and recognized as a reduction in stockholders' equity.

        At December 31, 2009 and 2008, the Company did not have any convertible debt instruments outstanding. However, the Company adopted the provisions of the new standard on a retroactive basis to January 1, 2007, as they related to the Company's 1 billion Swiss francs 3.5% Convertible Bonds

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 2—Significant accounting policies (Continued)

(issued in 2003 and due 2010) fully converted by bondholders in 2007. Separately accounting for the equity component on issuance resulted in a discount on issuance of the bonds and subsequent accretion to par over the original life of the bonds. The impact on the Company's 2007 Consolidated Income Statement was a loss of $49 million from the cumulative effect of the accounting change, a loss of $90 million arising on the conversions by bondholders during 2007 and a charge to "Interest and other finance expense" of $7 million related to amortization of the discount during 2007 (in addition to the interest expense of $9 million representing the nominal interest rate of 3.5% on the bonds).

Noncontrolling interests in consolidated financial statements

        As of January 1, 2009, the Company adopted a new accounting standard which changed the accounting and reporting for minority interests, which are recharacterized as noncontrolling interests and classified as a component of equity. This change was effective prospectively as of January 1, 2009, except for the presentation and disclosure requirements which apply retrospectively for all periods presented. As a result of the adoption, noncontrolling interests of $612 million and $592 million were reclassified to stockholders' equity at December 31, 2008 and 2007, respectively. Income attributable to noncontrolling interests of $235 million, $260 million and $244 million for 2009, 2008 and 2007, respectively, is included in "Net income" and is deducted to arrive at "Net income attributable to ABB".

Business combinations

        As of January 1, 2009, the Company adopted a new accounting standard for business combinations that have an acquisition date on or after January 1, 2009. Assets acquired, liabilities assumed, contractual contingencies and contingent consideration are recognized at their fair value on the acquisition date. Acquisition-related costs are recognized separately from the acquisition and expensed as incurred. Restructuring costs are expensed in periods subsequent to the acquisition date. Changes in deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period (the period after the acquisition date during which the acquirer may adjust the provisional amounts recognized for a business combination) impact income tax expense in periods subsequent to the acquisition date. Acquired in-process research and development is capitalized as an intangible asset and amortized over its estimated useful life.

Fair value and derivatives

        As of January 1, 2009, the Company adopted a new accounting standard that amended and expanded the disclosure requirements for derivatives. Additional qualitative disclosures about the objectives and strategies for using derivatives, additional quantitative disclosures about fair value amounts of gains and losses on derivative instruments and information regarding credit-risk-related contingent features in derivative agreements are required. These additional disclosures do not change the accounting treatment of derivatives. Comparable disclosures for periods prior to 2009 are not required and therefore the information presented in Note 5 does not contain certain comparative information as of December 31, 2008 and for the years ended December 31, 2008 and 2007.

        As of January 1, 2009, the Company adopted, for all non-financial assets and liabilities accounted for at fair value on a non-recurring basis, the framework for measuring fair value (as described in the Fair value measures section above) and the related disclosure requirements.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 2—Significant accounting policies (Continued)

Disclosures about postretirement benefit plan assets

        As of 2009, the Company adopted a new accounting standard that does not change the accounting treatment but amends the required disclosures for plan assets of defined benefit pension plans and other postretirement plans. The required disclosures include:

  •
  a description of the pension plans' investment policies and strategies,

  •
  the fair value of each major category of plan assets,

  •
  the inputs and valuation techniques used to measure the fair value of plan assets,

  •
  the effect of fair value measurements using significant unobservable inputs on changes in plan assets, and

  •
  the significant concentrations of risk within plan assets.

Applicable for future periods

Fair value measurements

        In January 2010, an accounting standard update was issued requiring two new disclosures for fair value measurements. The update requires disclosure of significant transfers in and out of fair value Level 1 (observable quoted prices) and Level 2 (observable inputs other than Level 1 inputs), with a description of the reasons for the transfers. This disclosure requirement is effective for the Company for periods beginning January 1, 2010. The update also requires information about purchases, sales, issuances, and settlements on a gross basis when reconciling fair value measurements using significant unobservable inputs (Level 3). This disclosure requirement is effective for the Company for periods beginning January 1, 2011. The Company does not believe that these new disclosure requirements will have a material impact on its Consolidated Financial Statements.

Revenue recognition with multiple deliverable arrangements

        In October 2009, an accounting standard update on revenue recognition with multiple deliverable arrangements was issued which amends the criteria for allocating consideration in multiple-deliverable revenue arrangements. It establishes a hierarchy of selling prices to determine the selling price of each specific deliverable that includes vendor-specific objective evidence (if available), third-party evidence (if vendor-specific evidence is not available), or estimated selling price if neither of the first two are available. This update also:

  •
  eliminates the residual method for allocating revenue between the elements of an arrangement and requires that arrangement consideration be allocated at the inception of the arrangement, and

  •
  expands the disclosure requirements regarding a vendor's multiple-deliverable revenue arrangements.

        This update is effective for arrangements entered into by the Company or materially modified on or after January 1, 2011. The Company is currently evaluating the impact of this update.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 2—Significant accounting policies (Continued)

Revenue arrangements that include software arrangements

        In October 2009, an accounting standard update for the accounting of certain revenue arrangements that include software elements was issued. This update amends the existing guidance on revenue arrangements that contain both hardware and software elements. This update modifies the existing rules to exclude from the software revenue guidance (i) non-software components of tangible products and (ii) software components of tangible products that are sold, licensed, or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product's essential functionality. Undelivered elements in the arrangement related to the non-software components also are excluded from this guidance. This update is effective for arrangements entered into by the Company or materially modified on or after January 1, 2011. The Company is currently evaluating the impact of this update.

Note 3—Acquisitions, divestments and discontinued operations

Acquisitions

        Acquisitions in 2009, 2008 and 2007 were:

	2009	2008	2007
	($ in millions, except number of acquired businesses)
Acquisitions (net of cash acquired)	209	653	54
Aggregate excess of purchase price over fair value of net assets acquired(1)	147	456	23
Number of new businesses or joint ventures	8	12	14

(1)
Recorded as goodwill (see Note 11)

        Acquisitions of controlling interests have been accounted for under the acquisition method and have been included in the Company's Consolidated Financial Statements since the date of acquisition. The Company has not presented pro forma results of operations of the acquired businesses as the results are not significant to the Consolidated Financial Statements.

        During 2009 and 2007, no individual acquisition was significant. In August 2008, the Company completed the acquisition of the U.S. transformer company Kuhlman Electric Corporation (Kuhlman). Kuhlman manufactures a wide range of transformers for the industrial and electric utility sectors and was integrated into the Company's Power Products segment. The final purchase price, including

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 3—Acquisitions, divestments and discontinued operations (Continued)

assumed debt, amounted to $513 million (net of $5 million cash acquired). The final purchase price allocation was as follows:

	Allocated amount	Weighted-average useful life
	($ in millions)
Customer relationships	63	6 years
Order backlog	20	less than 1 year
Trademarks and trade names	16	10 years
Technology	15	4 years
Other assets and liabilities, net(1)	(28)
Goodwill	427

Total	513

(1)
Including debt assumed upon acquisition

Divestments

        The Company has divested businesses and investments not considered by management to be aligned with its focus on power and automation technologies as described in Note 1. Since these divestments did not meet the requirements for classification as discontinued operations, the results of operations of these divested businesses are included in the Company's Consolidated Income Statements in the respective line items of income from continuing operations, through the date of divestment.

        In May 2007, the Company completed the sale of its 50 percent stake in Jorf Lasfar Energy Company S.C.A. (Jorf Lasfar), a power plant based in Morocco and its 50 percent stake in S.T.CMS Electric Company Private Limited (Neyveli), a power plant in India, to Taqa, the Abu Dhabi National Energy Company. The Company's share of the pre-tax earnings of Jorf Lasfar and Neyveli in 2007 was $21 million and $4 million, respectively. The sale of these investments resulted in a gain of $38 million, which was included in continuing operations and was part of the Company's Corporate and Other segment. During 2008, the Company recorded an additional gain of $16 million related to the favorable outcome on an outstanding tax case.

        Other divestments excluding those in the Discontinued operations section below were:

	2009	2008	2007
	($ in millions)
Proceeds from sale of operating units and investments	16	27	27
Net gains (losses) recognized on disposals, included in "Other income (expense), net"	(1)	24	11

        Revenues and income from these businesses and investments were not significant in 2009, 2008 and 2007.

Discontinued operations

        In 2009, 2008 and 2007, the Company's Consolidated Financial Statements were impacted by activities related to the divestment of a number of businesses held for sale and/or in discontinued

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 3—Acquisitions, divestments and discontinued operations (Continued)

operations. In the discussion below, the revenue and operating results of the divested businesses in the year of disposition reflect the results of those businesses through the date of disposition.

Transformer business in South Africa

        During 2008, the Company sold its 50 percent stake in the shares of ABB Powertech Transformers to Powertech, a wholly-owned subsidiary of the Altron Group at a gain of $11 million. This business was part of the Company's Power Products segment prior to being reclassified to discontinued operations. In 2008 and 2007 the transformer business in South Africa had revenues of $29 million and $167 million, respectively and corresponding income of $2 million and $15 million, respectively, recorded in "Income (loss) from discontinued operations, net of tax".

Downstream oil and gas business

        During the first quarter of 2007, the Company reclassified its downstream oil and gas business, Lummus Global (Lummus), to discontinued operations based on management's decision to sell that business. This business was part of the Company's Corporate and Other segment prior to being reclassified to discontinued operations. In November 2007, the Company completed the sale of Lummus to Chicago Bridge & Iron and received net cash proceeds of approximately $810 million. The sale triggered an accelerated payment of $204 million by the Company to the CE Asbestos PI Trust, a trust set up to cover asbestos liabilities of Combustion Engineering. The payment to the trust was executed on November 14, 2007. The Company retained certain liabilities including those for potential fines and penalties connected with suspect payments made prior to completion of the sale (see Note 15).

        The Lummus business had revenues in 2007 of $870 million. Income for 2007 of $9 million was recorded in "Income (loss) from discontinued operations, net of tax", as was the Company's gain on the sale of Lummus of $530 million. In 2008, the Company recorded certain adjustments that reduced the gain on sale by $5 million. In 2009 certain provisions could be released, increasing the gain on sale by $21 million.

Building Systems business in Germany

        In April 2007, the Company completed the sale of its Building Systems business in Germany to the WISAG Group. This business was part of the Company's Corporate and Other segment prior to being reclassified to discontinued operations. In 2007 the business had revenues of $47 million and losses of $2 million recorded in "lncome (loss) from discontinued operations, net of tax".

Power Lines business

        In February 2007, the Company sold its Power Lines businesses in Brazil and Mexico for a sales price of $20 million and at no gain or loss. These businesses had revenues of $39 million and losses of $3 million in 2007, which were recorded in "Income (loss) from discontinued operations, net of tax". All Power Lines businesses were part of the Company's Power Systems segment prior to being reclassified to discontinued operations.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 3—Acquisitions, divestments and discontinued operations (Continued)

Upstream oil and gas business

        In 2007, the Company recorded income in connection with the release of certain provisions, amounting to approximately $21 million, in "Income (loss) from discontinued operations, net of tax", related to the divestment in 2004 of the upstream oil and gas business and the settlement agreement in 2006 relating to certain items disputed by the buyer after the closing of the transaction.

Other

        In 2008, "Income (loss) from discontinued operations, net of tax", also included costs of approximately $31 million related to the Company's asbestos obligations. In 2009 and 2007, such costs were not significant (see Note 15).

        Operating results of the Company's discontinued operations are summarized as follows:

	2009	2008	2007
	($ in millions)
Revenues	2	32	1,123
Costs and expenses, finance loss	(11)	(82)	(1,047)

Operating income (loss) before taxes	(9)	(50)	76
Tax (expense) benefit	8	20	(20)

Operating income (loss) from discontinued operations	(1)	(30)	56
Gain (loss) from dispositions, net of tax	18	9	530

Income (loss) from discontinued operations, net of tax	17	(21)	586

        At December 31, 2009 and 2008, there were no amounts included in assets and liabilities held for sale and in discontinued operations.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 4—Cash and equivalents and marketable securities and short-term investments

        At December 31, 2009 and 2008, cash and equivalents and marketable securities and short-term investments consisted of the following:

	December 31, 2009
	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
	($ in millions)
Cash	1,381			1,381	1,381	—
Time deposits	6,170			6,170	4,474	1,696
Securities held-to-maturity:
– Corporate commercial papers	413	—	—	413	223	190
– Other	43	—	—	43	—	43
Debt securities available-for-sale:
– U.S. government obligations	110	4	(1)	113	—	113
– European government obligations	737	—	(2)	735	717	18
– Other government obligations	4	—	(1)	3	—	3
– Corporate	603	5	—	608	324	284
Equity securities available-for-sale	71	15	—	86	—	86

Total	9,532	24	(4)	9,552	7,119	2,433

	December 31, 2008
	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
	($ in millions)
Cash	1,736			1,736	1,736	—
Time deposits	3,674			3,674	3,581	93
Securities held-to-maturity:
– Corporate commercial papers	532	—	—	532	532	—
Debt securities available-for-sale:
– U.S. government obligations	92	8	—	100	—	100
– European government obligations	1,397	117	(13)	1,501	550	951
– Other government obligations	10	—	(2)	8	—	8
– Corporate	132	4	(7)	129	—	129
Equity securities available-for-sale	73	2	(2)	73	—	73

Total	7,646	131	(24)	7,753	6,399	1,354

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 4—Cash and equivalents and marketable securities and short-term investments (Continued)

        At December 31, 2009, contractual maturities of debt securities classified as held-to-maturity and available-for-sale consisted of the following:

	December 31, 2009
	Held-to-maturity
			Available-for-sale
	Cost basis	Fair value
			Cost basis	Fair value
	($ in millions)
Less than one year	456	456	1,220	1,218
One to five years	—	—	151	155
Six to ten years	—	—	82	85
Due after ten years	—	—	1	1

Total	456	456	1,454	1,459

        The net unrealized holding gains on available-for-sale securities were $20 million, $107 million and $7 million in 2009, 2008 and 2007, respectively. Gross realized gains on available-for-sale securities were $8 million and $130 million in 2009 and 2007, respectively. In 2008 the gross realized gains were not significant. Gross realized losses on available-for-sale securities were $35 million in 2009 and not significant in 2008 and 2007. Such gains and losses were included in "Interest and other finance expense".

        There were no other-than-temporary impairments in 2009 and 2007. At December 31, 2008 the Company recognized in "Interest and other finance expense" an other-than-temporary impairment of $20 million on its available-for-sale equity securities and adjusted the cost base of these securities accordingly.

        At December 31, 2009, gross unrealized losses on available-for-sale securities that have been in a continuous unrealized loss position were not significant. At December 31, 2008, such gross unrealized losses and relative fair values were as follows:

	December 31, 2008
	Less than 12 months		12 months or more
	Unrealized losses	Fair value	Unrealized losses	Fair value
	($ in millions)
Debt securities available-for-sale:
– European government obligations	(13)	247	—	—
– Other government obligations	—	—	(2)	3
– Corporate	(2)	26	(5)	37

Total securities in a continuous unrealized loss position	(15)	273	(7)	40

        The substantial majority of the unrealized losses on available-for-sale debt securities at December 31, 2008, are attributable to fair value fluctuations related primarily to the instability in the credit market environment at that time. Despite these fair value fluctuations, the Company has received the full par value of debt securities that have matured and expects to collect all principal and interest amounts due according to the contractual terms of the investments. Furthermore, the Company does

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 4—Cash and equivalents and marketable securities and short-term investments (Continued)

not intend and does not expect to be required to sell these securities before the recovery of their amortized cost.

        During 2008, the Company changed its intent and sold an individual security (with an amortized cost of $50 million at the time of sale) that had been classified upon purchase as held-to-maturity. The sale took place based on evidence of a significant deterioration in the issuer's creditworthiness. The gain on sale recorded by the Company was not significant. There were no sales of held-to-maturity securities in 2009 and 2007.

        At both December 31, 2009 and 2008, the Company pledged $62 million of marketable securities as collateral for issued letters of credit and other security arrangements.

Note 5—Financial instruments

        The Company is exposed to certain currency, commodity, interest rate and equity risks arising from its global operating, financing and investing activities. The Company uses derivative instruments to reduce and manage the economic impact of these exposures.

Currency risk

        Due to the global nature of its operations, many of the Company's subsidiaries are exposed to currency risk in their operating activities from entering into transactions in currencies other than their functional currency. To manage such currency risks, the Company's policies require its subsidiaries to hedge their foreign currency exposures from binding sales and purchase contracts denominated in foreign currencies, as well as at least fifty percent of the anticipated foreign currency denominated sales volume of standard products and related foreign currency denominated purchases over the next twelve months. Forward foreign exchange contracts are the main instrument used to protect the Company against the volatility of future cash flows (caused by changes in exchange rates) of contracted and forecasted sales and purchases denominated in foreign currencies.

Commodity risk

        Various commodity products are used in the Company's manufacturing activities. Consequently it is exposed to volatility in future cash flows arising from changes in commodity prices. To manage such commodity price risk, the Company's policies require that its subsidiaries hedge commodity price risk exposures from binding purchase contracts, as well as at least fifty percent of the anticipated commodity purchases over the next twelve months. Swap contracts on various commodities (primarily copper) are used to manage the associated price risks.

Interest rate risk

        The Company has issued bonds at fixed rates and in currencies other than the issuing entity's functional currency. Interest rate swaps and cross-currency swaps are used to manage the interest rate and foreign currency risk associated with such debt. In addition, from time to time, the Company uses instruments such as interest rate swaps, bond futures or forward rate agreements to manage interest rate risk arising from the Company's balance sheet structure but does not designate such instruments as hedges.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 5—Financial instruments (Continued)

Equity risk

        The Company is exposed to fluctuations in the fair value of its warrant appreciation rights (WARs) issued under its management incentive plan (MIP). A WAR gives its holder the right to receive cash equal to the market price of an equivalent listed warrant on the date of exercise. To eliminate such risk, the Company has purchased cash-settled call options which entitle the Company to receive amounts equivalent to its obligations under the outstanding WARs.

        In general, while the Company's primary objective in its use of derivatives is to minimize exposures arising from its business, certain derivatives are designated and qualify for hedge accounting treatment while others either are not designated or do not qualify for hedge accounting.

Volume of derivative activity

        At December 31, 2009, the gross notional amount of outstanding derivatives (whether designated as hedges or not) was as follows:

Foreign exchange and interest rate derivatives:

Type of derivative	Total notional amount
($ in millions)
Foreign exchange contracts	14,446
Embedded foreign exchange derivatives	3,951
Interest rate contracts	2,860

Derivative commodity contracts:

Type of derivative	Total notional amount
Copper swaps	22,002 metric tonnes
Aluminum swaps	2,193 metric tonnes
Nickel swaps	24 metric tonnes
Electricity futures	1,330,978 megawatt hours
Crude oil swaps	154,632 barrels

Equity derivatives:

        At December 31, 2009 the Company held 64 million cash-settled call options on ABB Ltd shares with a total fair value of $64 million.

Cash flow hedges

        As noted above, the Company mainly uses forward foreign exchange contracts to manage the foreign exchange risk of its operations, commodity swaps to manage its commodity risks and cash-settled call options to hedge its WAR liabilities. Where such instruments are designated and qualify as cash flow hedges, the effective portion of the changes in their fair value is recorded in "Accumulated other comprehensive loss" and subsequently reclassified into earnings in the same line item and in the same period as the underlying hedged transaction affects earnings. Any ineffectiveness

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 5—Financial instruments (Continued)

in the hedge relationship, or hedge component excluded from the assessment of effectiveness, is recognized in earnings during the current period.

        At December 31, 2009, "Accumulated other comprehensive loss" included $20 million of unrealized gains, net of tax, on derivatives designated as cash flow hedges. Of this amount, net gains of $18 million are expected to be reclassified to earnings in 2010. At December 31, 2009, the longest maturity of a derivative classified as a cash flow hedge was 72 months.

        During 2009 and 2008, net of tax gains of $3 million and $6 million, respectively, and during 2007 net of tax losses of $2 million were reclassified into earnings as a result of the discontinuance of cash flow hedge accounting as it became probable that the originally forecasted transactions would not occur. In addition, in 2009 net of tax gains of $4 million, and in 2008 and 2007 net of tax losses of $4 million and $2 million, respectively, were included in earnings due to ineffectiveness in cash flow hedge relationships.

        The pre-tax effects of derivative instruments, designated and qualifying as cash flow hedges, on "Accumulated other comprehensive loss" and the Consolidated Income Statement during 2009, were as follows:

2009
		Gains (losses) reclassified from OCI(1) into income (effective portion)		Gains recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Gains recognized in OCI(1) on derivatives (effective portion)
Type of derivative designated as a cash flow hedge
			($ in millions)		($ in millions)
	($ in millions)	Location		Location
Foreign exchange contracts	84	Total revenues	(91)	Total revenues	4
		Total cost of sales	4	Total cost of sales	—
Commodity contracts	31	Total cost of sales	(40)	Total cost of sales	2
Cash-settled call options	8	Selling, general and administrative expenses	(16)	Selling, general and administrative expenses	—

Total	123		(143)		6

(1)
OCI represents "Accumulated other comprehensive loss".

        The amount of derivative gains (losses), net of tax, reclassified from "Accumulated other comprehensive loss" to earnings during 2009, 2008 and 2007 was $(105) million, $49 million and $79 million, respectively.

Fair value hedges

        To reduce its interest rate and foreign currency exposures arising primarily from its debt issuance activities, the Company uses interest rate and cross-currency swaps. Where such instruments are designated as fair value hedges, the changes in fair value of these instruments, as well as the changes in fair value of the risk component of the underlying debt being hedged, are recorded as offsetting gains and losses in "Interest and other finance expense". Hedge ineffectiveness in 2009, 2008 and 2007 was not significant.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 5—Financial instruments (Continued)

        The effect of derivative instruments, designated and qualifying as fair value hedges, on the Consolidated Income Statement in 2009, was as follows:

2009
	Gains recognized in income on derivatives designated as fair value hedges		Losses recognized in income on hedged item
Type of derivative designated as a fair value hedge
	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	41	Interest and other finance expense	(41)
Cross-currency swaps	Interest and other finance expense	3	Interest and other finance expense	(3)

Total		44		(44)

Derivatives not designated in hedge relationships

        Derivative instruments that are not designated as hedges or do not qualify as either cash flow or fair value hedges are economic hedges used for risk management purposes. Gains and losses from changes in the fair values of such derivatives are recognized in the same line in the income statement as the economically hedged transaction.

        Furthermore, under certain circumstances, the Company is required to split and account separately for foreign currency derivatives that are embedded within certain binding sales or purchase contracts denominated in a currency other than the functional currency of the subsidiary and the counterparty. The gains (losses) recognized on such derivatives during 2009 are included in the table below.

        The impact of derivative instruments not designated as hedging instruments on the Consolidated Income Statement in 2009, was as follows:

	Gains (losses) recognized in income
Type of derivative not designated as a hedge
	Location	($ in millions)
Foreign exchange contracts:	Total revenues	389
	Total cost of sales	(264)
	Interest and other finance expense	70
Embedded foreign exchange contracts:	Total revenues	(234)
	Total cost of sales	51
Commodity contracts:	Total cost of sales	96
Interest rate contracts:	Interest and other finance expense	2
Cross-currency swaps:	Interest and other finance expense	2
Cash-settled call options:	Interest and other finance expense	1

Total		113

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 5—Financial instruments (Continued)

        The fair values of derivatives included in the Consolidated Balance Sheet at December 31, 2009, were as follows:

	December 31, 2009
	Derivative assets		Derivative liabilities
($ in millions)	Current in "Other current assets"	Non-current in "Other non-current assets"	Current in "Provisions and other current liabilities"	Non-current in "Other non-current liabilities"
Derivatives designated as hedging instruments:
Foreign exchange contracts	45	34	17	9
Commodity contracts	8	—	—	—
Interest rate contracts	—	75	—	—
Cash-settled call options	38	24	—	—

Total	91	133	17	9

Derivatives not designated as hedging instruments:
Foreign exchange contracts	207	50	125	30
Commodity contracts	29	1	7	—
Interest rate contracts	2	—	2	1
Cash-settled call options	—	2	—	—
Embedded foreign exchange derivatives	78	13	98	27

Total	316	66	232	58

Total fair value	407	199	249	67

        Although the Company is party to close-out netting agreements with most derivative counterparties, the fair values in the table above and in the Consolidated Balance Sheets at December 31, 2009 and 2008, have been presented on a gross basis.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 6—Fair values

Recurring fair value measures

        The following tables show the fair value of financial assets and liabilities measured at fair value on a recurring basis at December 31, 2009 and 2008:

	December 31, 2009
	Level 1	Level 2	Level 3	Total fair value
	($ in millions)
Assets
Available-for-sale securities in "Cash and equivalents"
Debt securities—European government obligations	717	—	—	717
Debt securities—Corporate	—	324	—	324
Available-for-sale securities in "Marketable securities and short-term investments"
Equity securities	49	37	—	86
Debt securities—U.S. government obligations	113	—	—	113
Debt securities—European government obligations	18	—	—	18
Debt securities—Other government obligations	3	—	—	3
Debt securities—Corporate	—	284	—	284
Derivative assets—current in "Other current assets"	6	401	—	407
Derivative assets—non-current in "Other non-current assets"	—	199	—	199

Total	906	1,245	—	2,151

Liabilities
Derivative liabilities—current in "Provisions and other current liabilities"	7	242	—	249
Derivative liabilities—non-current in "Other non-current liabilities"	—	67	—	67

Total	7	309	—	316

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 6—Fair values (Continued)

	December 31, 2008
	Level 1	Level 2	Level 3	Total fair value
	($ in millions)
Assets
Available-for-sale securities in "Cash and equivalents"
Debt securities—European government obligations	—	550	—	550
Available-for-sale securities in "Marketable securities and short-term investments"
Equity securities	38	35	—	73
Debt securities—U.S. government obligations	100	—	—	100
Debt securities—European government obligations	17	934	—	951
Debt securities—Other government obligations	8	—	—	8
Debt securities—Corporate	5	124	—	129
Derivative assets—current in "Other current assets"	5	640	—	645
Derivative assets—non-current in "Other non-current assets"	—	200	—	200

Total	173	2,483	—	2,656

Liabilities
Derivative liabilities—current in "Provisions and other current liabilities"	7	789	—	796
Derivative liabilities—non-current in "Other non-current liabilities"	—	180	—	180

Total	7	969	—	976

        The Company uses the following methods and assumptions in estimating fair values of financial assets and liabilities measured at fair value on a recurring basis:

  •
  Available-for-sale securities in "Cash and equivalents" and in "Marketable securities and short-term investments": If quoted market prices in active markets for identical assets are available, these are considered Level 1 inputs. If such quoted market prices are not available, fair value is determined using market prices for similar assets or present value techniques, applying an appropriate risk-free interest rate adjusted for nonperformance risk. The inputs used in present value techniques are observable and fall into the Level 2 category.

  •
  Derivatives: the fair values of derivative instruments are determined using quoted prices of identical instruments from an active market, if available (Level 1). If quoted prices are not available, price quotes for similar instruments, appropriately adjusted, or present value techniques, based on available market data, or option pricing models are used. Cash-settled call options hedging the Company's WAR liability are valued based on bid prices of the equivalent listed warrant. The fair values obtained using price quotes for similar instruments or valuation techniques represent a Level 2 input unless significant unobservable inputs are used.

Non-recurring fair value measures

        On January 1, 2009, the Company adopted new fair value measurement principles for non-financial assets. During 2009, certain long-lived non-financial assets (primarily assets included in "Property, plant and equipment, net") were measured at fair value due to impairments resulting from restructuring and

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 6—Fair values (Continued)

changes in the use of the assets. Impairment charges of $46 million were recognized in "Other income (expense), net" and mainly related to the Power Products segment ($20 million) and the Corporate and Other segment ($13 million). The fair value amounts (measured at the time of the adjustment) of such long-lived assets still held at December 31, 2009, identified as Level 2 and Level 3, amounted to $7 million and $17 million, respectively.

        For non-recurring fair value measures determined using unobservable inputs (Level 3), the Company calculated fair values using estimated cash flows adjusted for market participants' best use assumptions and, when applicable, rental rates offered in the market for similar assets. These cash flows were discounted using an appropriate risk-free interest rate adjusted for nonperformance risk. For construction-in-progress, costs were derived from current vendors' pricing for materials.

Disclosure about financial instruments carried on a cost basis

  •
  Cash and equivalents, receivables, accounts payable, short-term debt and current maturities of long-term debt: The carrying amounts approximate the fair values as the items are short-term in nature.

  •
  Marketable securities and short-term investments: includes time deposits and held-to-maturity securities, whose carrying amounts approximate their fair values.

  •
  Financing receivables (non-current portion): Financing receivables (including loans granted) are carried at amortized cost, less an allowance for credit losses, if required. Fair values are determined using a discounted cash flow methodology based upon loan rates of similar instruments and reflecting appropriate adjustments for non-performance risk. The carrying values and estimated fair values of long-term loans granted at December 31, 2009, were $96 million and $95 million, respectively and at December 31, 2008, were $99 million and $99 million, respectively.

  •
  Long-term debt (non-current portion): Fair values of public bond issues are based on quoted market prices. The fair values of other debt are based on the present value of future cash flows, discounted at estimated borrowing rates for similar debt instruments, or in the case of private placement bond or note issuances, using the relevant borrowing rates derived from interest rate swap curves. The carrying values and estimated fair values of long-term debt at December 31, 2009, were $2,172 million and $2,273 million, respectively and at December 31, 2008, were $2,009 million and $2,014 million, respectively.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 7—Receivables, net

        "Receivables, net" consisted of the following:

	December 31,
	2009	2008
	($ in millions)
Trade receivables	6,961	7,028
Other receivables	691	604
Allowance	(312)	(232)

	7,340	7,400
Unbilled receivables, net:
Costs and estimated profits in excess of billings	2,957	2,638
Advance payments consumed	(846)	(793)

	2,111	1,845

Total	9,451	9,245

        "Trade receivables" in the table above includes contractual retention amounts billed to customers of $325 million and $262 million at December 31, 2009 and 2008, respectively. Management expects that the majority of related contracts will be completed and the majority of the billed amounts retained by the customer will be collected. Of the retention amounts outstanding at December 31, 2009, approximately 60 percent and approximately 30 percent are expected to be collected in 2010 and 2011, respectively. "Other receivables" in the table above consists of value added tax, claims, rental deposits and other non-trade receivables.

        "Costs and estimated profits in excess of billings" in the table above represent revenues earned and recognized for contracts under the percentage-of-completion or completed-contract method of accounting. Management expects that the majority of the amounts will be collected within one year of the respective balance sheet date.

        The reconciliation of changes in the allowance for doubtful accounts is as follows:

	2009	2008	2007
	($ in millions)
Balance at January 1,	232	224	174
Additions	195	126	130
Deductions	(119)	(106)	(143)
Exchange rate differences	4	(12)	63

Balance at December 31,	312	232	224

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 8—Inventories, net

        "Inventories, net", consisted of the following:

	December 31,
	2009	2008
	($ in millions)
Raw materials	1,771	1,934
Work in process	1,795	2,106
Finished goods	1,174	1,340
Advances to suppliers	227	350

	4,967	5,730
Advance payments consumed	(417)	(424)

Total	4,550	5,306

        "Work in process" in the table above contains inventoried costs relating to long-term contracts of $361 million and $366 million at December 31, 2009 and 2008, respectively. "Advance payments consumed" in the table above relate to contractual advances received from customers on work in process.

Note 9—Financing receivables, net

        "Financing receivables, net" consisted of the following:

	December 31,
	2009	2008
	($ in millions)
Loans receivable	96	99
Pledged financial assets	296	298
Other	60	48

Total	452	445

        "Loans receivable" in the table above primarily represent financing arrangements provided to customers related to products manufactured by the Company. Loans receivable are reported in the balance sheet at outstanding principal amount less any write-offs or allowance for uncollectible loans. The Company determines the loan losses based on historical experience and ongoing credit evaluation of the borrower's financial position.

        The Company entered into tax-advantaged leasing transactions with U.S. investors prior to 1999. The prepaid rents relating to these transactions are reflected as "Pledged financial assets" in the table above, with an offsetting non-current deposit liability, which is included in "Other non-current liabilities" (see Note 13). Net gains on these transactions are being recognized over the lease terms, which expire by 2021.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 10—Property, plant and equipment, net

        "Property, plant and equipment, net", consisted of the following:

	December 31,
	2009	2008
	($ in millions)
Land and buildings	3,113	2,817
Machinery and equipment	6,047	5,345
Construction in progress	564	534

	9,724	8,696
Accumulated depreciation	(5,652)	(5,134)

Total	4,072	3,562

        In 2009, 2008 and 2007, depreciation expense including depreciation of assets under capital leases was $501 million, $506 million and $437 million, respectively. At December 31, 2009 and 2008, capital leases represented $101 million and $63 million of land and buildings and $72 million and $48 million of machinery and equipment. Total accumulated depreciation associated with assets under capital leases was $80 million and $56 million at December 31, 2009 and 2008, respectively.

Note 11—Goodwill and other intangible assets

        Changes in "Goodwill" for the years ended December 31, 2009 and 2008 were as follows:

	Power Products	Power Systems	Automation Products	Process Automation	Robotics	Corporate and Other	Total
	($ in millions)
Cost at January 1, 2008	158	428	772	920	118	43	2,439
Accumulated impairment charges	—	—	—	—	—	(18)	(18)

Balance at January 1, 2008	158	428	772	920	118	25	2,421
Goodwill acquired during the year	406	—	11	39	—	—	456
Exchange rate differences	(10)	(6)	(27)	(11)	(4)	(1)	(59)
Other	—	(2)	—	—	1	—	(1)

Balance at December 31, 2008	554	420	756	948	115	24	2,817
Goodwill acquired during the year	58	7	68	14	—	—	147
Exchange rate differences	7	2	23	20	8	(1)	59
Other	—	—	1	3	(2)	1	3

Balance at December 31, 2009	619	429	848	985	121	24	3,026

        In 2009 goodwill acquired primarily relates to Ensto Busch-Jaeger Oy in Finland ($63 million), recorded in the Automation Products operating segment, Comem Group in several countries ($37 million), recorded in the Power Products operating segment, and a number of smaller acquisitions and purchase accounting adjustments. In 2008, goodwill acquired mainly relates to the Kuhlman acquisition (see Note 3).

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 11—Goodwill and other intangible assets (Continued)

        Intangible assets other than goodwill consisted of the following:

	December 31, 2009			December 31, 2008
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
	($ in millions)			($ in millions)
Capitalized software for internal use	641	(441)	200	564	(369)	195
Capitalized software for sale	378	(334)	44	377	(316)	61
Intangibles other than software:
– Customer-related	155	(45)	110	113	(18)	95
– Technology-related	71	(38)	33	57	(34)	23
– Marketing-related	37	(6)	31	36	(13)	23
– Other	67	(42)	25	49	(35)	14

Total	1,349	(906)	443	1,196	(785)	411

        In 2009 and 2008, the Company capitalized intangible assets of $143 million and $311 million, respectively. Of these amounts, in 2009, $59 million, $0 million and $84 million related to software for internal use, software for sale and intangibles other than software, respectively, while in 2008, $130 million, $2 million and $179 million related to software for internal use, software for sale and intangibles other than software, respectively. In 2009 the capitalized intangibles other than software include $66 million related to business combinations with a weighted-average useful life of approximately 9 years and in 2008 include $176 million related to business combinations with a weighted-average useful life of approximately 6 years.

        Amortization expense of intangible assets other than goodwill consisted of the following:

	2009	2008	2007
	($ in millions)
Capitalized software for internal use	76	54	40
Capitalized software for sale	25	40	40
Intangibles other than software	53	61	45

Total	154	155	125

        In 2009, 2008 and 2007 impairment charges on intangible assets other than goodwill were not significant. These charges are included in "Other income (expense), net", in the Consolidated Income Statements.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 11—Goodwill and other intangible assets (Continued)

        At December 31, 2009, future amortization expense of intangible assets other than goodwill is estimated to be as follows:

($ in millions)
2010	129
2011	102
2012	74
2013	50
2014	32
Thereafter	56

Total	443

Note 12—Debt

        The Company's total debt at December 31, 2009 and 2008 amounted to $2,333 million and $2,363 million, respectively.

Short-term debt and current maturities of long-term debt

        The Company's "Short-term debt and current maturities of long-term debt" consisted of the following:

	December 31,
	2009	2008
	($ in millions)
Short-term debt (weighted-average interest rate of 4.4% and 12.6%)	128	159
Current maturities of long-term debt (weighted-average nominal interest rate of 4.7% and 4.5%)	33	195

Total	161	354

        Short-term debt primarily represents short-term loans from various banks, including at December 31, 2009, approximately $50 million related to the financing of specific projects.

        At December 31, 2009 and 2008, the Company had in place three commercial paper programs: a $1 billion commercial paper program for the private placement of U.S. dollar-denominated commercial paper in the United States; a $1 billion Euro-commercial paper program for the issuance of commercial paper in a variety of currencies and a 5 billion Swedish krona commercial paper program for the issuance of Swedish krona- and euro-denominated commercial paper. No amounts were outstanding under any of these programs at December 31, 2009 and 2008.

        In addition, during 2009, the Company replaced its $2 billion multicurrency revolving credit facility, maturing 2010 with a new 3-year, $2 billion, multicurrency credit facility, maturing 2012. The facility is for general corporate purposes, including as a back-stop for the above-mentioned commercial paper programs. Interest costs on drawings under the new facility are LIBOR, STIBOR or EURIBOR (depending on the currency of the drawings) plus a margin of 100 basis points, while commitment fees (payable on the unused portion of the facility) amount to 0.40 percent per annum. Utilization fees,

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 12—Debt (Continued)

payable on drawings, amount to 0.25 percent per annum on drawings over one-third but less than or equal to two-thirds of the total facility, or 0.50 percent per annum on drawings over two-thirds of the total facility. No utilization fees are payable on drawings less than one-third of the total facility. No amount was drawn under either facility at December 31, 2009 and 2008. The facility contains cross-default clauses whereby an event of default would occur if the Company were to default on indebtedness as defined in the facility, at or above a specified threshold.

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

        The following table summarizes the Company's long-term debt considering the effect of interest rate and currency swaps. Consequently, a fixed-rate debt subject to a fixed-to-floating interest rate swap is included as a floating rate debt in the table below:

	December 31,
	2009			2008
	Balance	Nominal rate	Effective rate	Balance	Nominal rate	Effective rate
	($ in millions, except % data)
Floating rate	2,072	5.7%	3.0%	2,124	5.7%	5.8%
Fixed rate	133	5.0%	5.0%	80	4.8%	4.8%

	2,205			2,204
Current portion of long-term debt	(33)	4.7%	4.7%	(195)	4.5%	3.5%

Total	2,172			2,009

        At December 31, 2009, maturities of long-term debt were as follows:

($ in millions)
Due in 2010	33
Due in 2011	987
Due in 2012	64
Due in 2013	1,009
Due in 2014	5
Thereafter	107

Total	2,205

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 12—Debt (Continued)

        Details of the Company's outstanding bonds are as follows:

	December 31,
	2009			2008
		Nominal outstanding	Carrying value(1)		Nominal outstanding	Carrying value(1)
		(in millions)			(in millions)
Public bonds:
10% GBP Instruments, due 2009	GBP	—	—	GBP	20	$30
3.75% CHF Bonds, due 2009	CHF	—	—	CHF	108	$102
6.5% EUR Instruments, due 2011	EUR	650	$959	EUR	650	$915
4.625% EUR Instruments, due 2013	EUR	700	$1,002	EUR	700	$941
Private placements			—			$33

Total outstanding bonds			$1,961			$2,021

(1)
USD carrying value is net of bond discounts and includes adjustments for fair value hedge accounting, where appropriate.

        All of the public bonds outstanding at December 31, 2009 and 2008, in the table above, have been swapped into floating rate obligations through the use of interest rate swaps and consequently are shown as floating rate debt in the table of long-term debt above.

        The 6.5% EUR Instruments, due 2011, pay interest semi-annually in arrears at a fixed annual rate of 6.5 percent. In the event of a change of control of the Company, the terms of these bonds require the Company to offer to repurchase the bonds at 101 percent of the principal amount thereof, plus any accrued interest. The Company has entered into interest rate swaps to hedge its interest obligations on the 6.5% EUR Instruments, due 2011. After considering the impact of these interest rate swaps, these bonds effectively became a floating rate euro obligation.

        The 4.625% EUR Instruments, due 2013, pay interest annually in arrears at a fixed annual rate of 4.625 percent. The Company has the option to redeem the bonds early at any time from June 6, 2010, in accordance with the terms of the bonds. In the event of a change of control, a bondholder can require the Company to repurchase or redeem the bonds, in accordance with the terms of the bonds. The Company has entered into interest rate swaps to hedge its interest obligations on the 4.625% EUR Instruments, due 2013. As a result of these swaps, these bonds effectively became a floating rate euro obligation.

        The Company's publicly traded bonds contain cross-default clauses which would allow the bondholders to demand repayment if the Company were to default on any borrowing at or above a specified threshold. Furthermore, all such bonds constitute unsecured obligations of the Company and rank pari passu with other debt obligations.

        In addition to the bonds described above, included in long-term debt at December 31, 2009 and 2008, are lease obligations, bank borrowings of subsidiaries and other long-term debt, none of which is individually significant.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 13—Provisions and other current liabilities and other non-current liabilities

        "Provisions and other current liabilities" consisted of the following:

	December 31,
	2009	2008
	($ in millions)
Contract related provisions	522	508
Restructuring and other related provisions	464	151
Taxes payable	437	582
Provisions for contractual penalties and compliance and litigation matters	354	858
Derivatives (see Note 5)	249	796
Provision for insurance related reserves	171	166
Pension and other employee benefits (see Note 17)	68	66
Environmental provisions (see Note 15)	29	46
WAR liabilities	37	42
Income tax related liabilities	12	14
Other	260	238

Total	2,603	3,467

        "Other non-current liabilities" consisted of the following:

	December 31,
	2009	2008
	($ in millions)
Income tax related liabilities	854	701
Non-current deposit liabilities (see Note 9)	296	298
Environmental provisions (see Note 15)	268	247
Deferred income	78	89
Non-current derivative liabilities (see Note 5)	67	180
WAR liabilities	6	3
Other non-current liabilities	428	384

Total	1,997	1,902

Note 14—Leases

        The Company's lease obligations primarily relate to real estate and office equipment. Rent expense was $509 million, $458 million and $387 million in 2009, 2008 and 2007, respectively. Sublease income received on leased assets by the Company was $52 million, $42 million and $44 million in 2009, 2008 and 2007, respectively.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 14—Leases (Continued)

        At December 31, 2009, future net minimum lease payments for operating leases, having initial or remaining non-cancelable lease terms in excess of one year, consisted of the following:

($ in millions)
2010	461
2011	393
2012	325
2013	264
2014	228
Thereafter	460

2,131
Sublease income	(114)

Total	2,017

        At December 31, 2009, the future net minimum lease payments for capital leases and the present value of the net minimum lease payments consisted of the following:

($ in millions)
2010	42
2011	39
2012	34
2013	22
2014	17
Thereafter	148

Total minimum lease payments	302
Less amount representing estimated executory costs included in total minimum lease payments	(6)

Net minimum lease payments	296
Less amount representing interest	(126)

Present value of minimum lease payments	170

        Minimum lease payments have not been reduced by minimum sublease rentals of $3 million due in the future under non-cancelable subleases. The present value of minimum lease payments is presented in short-term debt and current maturities of long-term debt or long-term debt in the Consolidated Balance Sheets.

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

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 15—Commitments and contingencies (Continued)

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

Contingencies related to former Nuclear Technology business

        The Company retains liabilities for certain specific environmental remediation costs at two sites in the United States that were operated by its former subsidiary, ABB CE-Nuclear Power Inc., which the Company sold to British Nuclear Fuels PLC (BNFL) in 2000. Pursuant to the sale agreement with BNFL, the Company has retained the environmental liabilities associated with its Combustion Engineering, Inc. subsidiary's Windsor, Connecticut, facility and agreed to reimburse BNFL for a share of the costs that BNFL incurs for environmental liabilities associated with its former Hematite, Missouri, facility. The primary environmental liabilities associated with these sites relate to the costs of remediating radiological and chemical contamination. Such costs are not incurred until a facility is taken out of use and generally are then incurred over a number of years. Although it is difficult to predict with accuracy the amount of time it may take to remediate this contamination, based on available information, the Company believes that it may take at least until 2012 at the Windsor site and at least until 2015 at the Hematite site.

        Under the terms of the sale agreement, BNFL is responsible to have the remediation of the Hematite site performed in a cost efficient manner and pursue recovery of remediation costs from other potentially responsible parties as conditions for obtaining cost sharing contributions from the Company. Westinghouse Electric Company LLC (Westinghouse), BNFL's former subsidiary, now oversees remediation activities at the Hematite site. Westinghouse was acquired during 2006 by a consortium led by Toshiba Corporation, Japan. During the 2007 through 2009 period, Westinghouse's efforts were focused on modifying, finalizing and obtaining regulatory approval of its draft decommissioning plan for the Hematite site.

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

Contingencies related to other present and former facilities primarily in North America

        The Company is involved in the remediation of environmental contamination at present or former facilities, primarily in the United States. The clean up of these sites involves primarily soil and groundwater contamination. A significant proportion of the provisions in respect of these contingencies reflect the provisions of an acquired company. Substantially all of the acquired entity's remediation liability is indemnified by a prior owner. Accordingly, an asset equal to this remediation liability is included in "Other non-current assets".

        The impact of the above environmental obligations on "Income (loss) from discontinued operations, net of tax", was a charge of $11 million in 2009, and was not significant in 2008 and 2007.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 15—Commitments and contingencies (Continued)

The impact of the above obligations on "Income from continuing operations, net of tax" was not significant in 2009, 2008 and 2007.

        The total effect of the above Nuclear Technology and other environmental obligations on the Company's Statements of Cash Flows was as follows:

	2009	2008	2007
	($ in millions)
Cash expenditures
Nuclear Technology business	11	4	3
Various businesses	18	8	4

	29	12	7

        The Company has estimated 2010 expenditures to be $29 million.

        The total effect of the above Nuclear Technology and other environmental obligations on the Company's Consolidated Balance Sheets was as follows:

	December 31,
	2009	2008
	($ in millions)
Provision balance relating to:
Nuclear Technology business	230	241
Various businesses	67	52

	297	293

Environmental provisions included in:
Provisions and other current liabilities	29	46
Other non-current liabilities	268	247

	297	293

        Provisions for the above estimated losses for environmental obligations have not been discounted.

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

        Under the Plans, separate personal injury trusts were created and funded to settle future asbestos-related claims against CE and Lummus and on the respective Plan effective dates, channeling injunctions were issued pursuant to Section 524(g) of the U.S. Bankruptcy Code under which all present and future asbestos-related personal injury claims filed against the Company and its affiliates

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 15—Commitments and contingencies (Continued)

and certain other entities that relate to the operations of CE and Lummus are channeled to the CE Asbestos PI Trust or the Lummus Asbestos PI Trust, respectively.

        The effect of asbestos obligations on the Company's Consolidated Income Statements and Statements of Cash Flows was as follows:

	2009	2008	2007
	($ in millions)
Income (loss) from discontinued operations, net of tax	—	(31)	—
Cash expenditures	1	100	382

        Included in the $382 million cash expenditures in 2007 was a payment of $28 million related to funding of the Lummus Asbestos PI Trust, completed on May 2, 2007, and payment of $204 million to the CE Asbestos PI Trust on November 14, 2007, as required in conjunction with the sale of Lummus that occurred on November 16, 2007.

        The effect of asbestos obligations on the Company's Consolidated Balance Sheets was as follows:

	December 31,
	2009	2008
	($ in millions)
Asbestos provisions included in:
Provisions and other current liabilities	28	4
Other non-current liabilities	25	50

	53	54

        Included in the asbestos provisions above are two additional payments of $25 million each to the CE Asbestos PI Trust for which the Company is liable on a contingent basis. One additional payment of $25 million is payable in 2010 or 2011 if the Company attains an earnings before interest and taxes (EBIT) margin of 9 percent for 2009 or 14 percent in 2010. The other payment of $25 million is payable in 2011 if the Company attains an EBIT margin of 9.5 percent in 2010. During 2008, the Company recorded both of these contingent payment obligations as, based on forecasted financial results, it expected to achieve the target EBIT margins in 2009 and 2010. If the Company is found by the U.S. Bankruptcy Court (the Bankruptcy Court) to have defaulted on its asbestos payment obligations, the CE Asbestos PI Trust may petition the Bankruptcy Court to terminate the CE channeling injunction and the protections afforded by that injunction to the Company and other entities of the Company, as well as certain other entities, including Alstom SA.

Contingencies—Regulatory, Compliance and Legal

Gas Insulated Switchgear business

        In May 2004, the Company announced that it had undertaken an internal investigation which uncovered that certain of its employees together with employees of other companies active in the Gas Insulated Switchgear business were involved in anti-competitive practices. The Company has reported such practices upon identification to the appropriate antitrust authorities, including the European Commission. The European Commission announced its decision in January 2007 and granted the

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 15—Commitments and contingencies (Continued)

Company full immunity from fines assessed to the Company of euro 215 million under the European Commission's leniency program.

        The Company continues to cooperate with other antitrust authorities in several locations globally, including Brazil, which are investigating anti-competitive practices related to Gas Insulated Switchgear. At this stage of the proceedings, no reliable estimate of the amount of potential fines, if any, can be made.

Power Transformers business

        The European Commission has recently concluded an investigation into alleged anti-competitive practices of certain manufacturers of power transformers. The European Commission announced its decision in October 2009 and fined the Company euro 33.75 million (equivalent to $49 million on date of payment).

        The German Antitrust Authority (Bundeskartellamt) and other antitrust authorities are also reviewing those alleged practices which relate to the German market and other markets. Management is cooperating fully with the authorities in their investigations. The Company anticipates that the German Antitrust Authority's review will result in an unfavorable outcome with respect to the alleged anti-competitive practices and expects that a fine will be imposed. At this stage of the proceedings with the other antitrust authorities, no reliable estimate of the amount of potential fines, if any, can be made.

Cables business

        The Company's cables business is under investigation for alleged anti-competitive practices. Management is cooperating fully with the antitrust authorities in their investigations. An informed judgment about the outcome of these investigations or the amount of potential loss for the Company, if any, relating to these investigations cannot be made at this stage.

FACTS business

        In January 2010, the European Commission conducted raids at the premises of the Company's flexible alternating current transmission systems (FACTS) business in Sweden as part of its investigation into alleged anti-competitive practices of certain FACTS manufacturers. Management is cooperating fully with the European Commission in its investigation. An informed judgment about the outcome of this investigation or the amount of potential loss for the Company, if any, relating to this investigation cannot be made at this stage.

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

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 15—Commitments and contingencies (Continued)

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

Earnings overstatement in an Italian subsidiary

        In September 2004, the Company restated its Consolidated Financial Statements for all prior periods as a result of earnings overstatements by a business unit of the Company's Power Products division (part of the former Power Technologies division) in Italy. The restatement followed an internal investigation by the Company which revealed that the business unit had overstated earnings before interest and taxes and net income, as well as that certain employees had participated in arranging improper payments to an employee of an Italian power generation company in order to obtain a contract. The Company reported this matter to the Italian authorities, as well as to the SEC and the DoJ. In 2009, the Company settled matters with the Italian authorities and the case was dismissed. The Company cannot reasonably predict what action, if any, the SEC or the DoJ may take.

General

        In addition, the Company is aware of proceedings, or the threat of proceedings, against it and others in respect of private claims by customers and other third parties alleging harm with regard to various actual or alleged cartel cases. Also, the Company is subject to other various legal proceedings, investigations, and claims that have not yet been resolved. With respect to the abovementioned regulatory matters and commercial litigation contingencies, the Company will bear the costs of the continuing investigations and any related legal proceedings.

        At December 31, 2009 and 2008, the Company accrued aggregate liabilities of $300 million and $795 million, respectively, included in provisions and other current liabilities and in other non-current liabilities for the above regulatory, compliance and legal contingencies. The Company's aggregate accrued liabilities at December 31, 2009, were impacted primarily by changes in the provisions relating to alleged anti-competitive practices, including, but not limited to, the European Commission's decision in October 2009 on the power transformers business. As it is not possible to make an informed judgment on the outcome of certain matters and as it is not possible, based on information currently available to management, to estimate the maximum potential liability on other matters, there could be material adverse outcomes beyond the amounts accrued.

Guarantees—general

        The following table provides quantitative data regarding the Company's third-party guarantees. The maximum potential payments represent a "worst-case scenario", and do not reflect management's expected results. The carrying amount of liabilities recorded in the Consolidated Balance Sheets reflects

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 15—Commitments and contingencies (Continued)

the Company's best estimate of future payments, which it may incur as part of fulfilling its guarantee obligations.

	December 31,
	2009		2008
	Maximum potential payments	Carrying amount of liabilities	Maximum potential payments	Carrying amount of liabilities
	($ in millions)
Performance guarantees	237	1	413	1
Financial guarantees	91	—	95	—
Indemnification guarantees	282	1	277	6

Total	610	2	785	7

Performance guarantees

        Performance guarantees represent obligations where the Company guarantees the performance of a third party's product or service according to the terms of a contract. Such guarantees may include guarantees that a project will be completed within a specified time. If the third party does not fulfill the obligation, the Company will compensate the guaranteed party in cash or in kind. Performance guarantees include surety bonds, advance payment guarantees and performance standby letters of credit. The significant performance guarantees are described below.

        The Company retained obligations for guarantees related to the Power Generation business contributed in mid-1999 to the former ABB Alstom Power NV joint venture (Alstom Power NV). The guarantees primarily consist of performance guarantees, advance payment guarantees and other miscellaneous guarantees under certain contracts such as indemnification for personal injuries and property damages, taxes and compliance with labor laws, environmental laws and patents. The guarantees are related to projects which are expected to be completed by 2013 but in some cases have no definite expiration date. In May 2000, the Company sold its interest in Alstom Power NV to Alstom SA (Alstom). As a result, Alstom and its subsidiaries have primary responsibility for performing the obligations that are the subject of the guarantees. Further, Alstom, the parent company and Alstom Power NV, have undertaken jointly and severally to fully indemnify and hold harmless the Company against any claims arising under such guarantees. Management's best estimate of the total maximum potential exposure of quantifiable guarantees issued by the Company on behalf of its former Power Generation business was approximately $99 million and $120 million at December 31, 2009 and 2008, respectively. The Company has not experienced any losses related to guarantees issued on behalf of the former Power Generation business.

        The Company retained obligations for guarantees related to the Upstream Oil and Gas business sold in 2004. The guarantees primarily consist of performance guarantees and have original maturity dates ranging from one to seven years. The maximum amount payable under the guarantees was approximately $98 million and $239 million at December 31, 2009 and 2008, respectively. The Company has the ability to recover potential payments under these guarantees through certain backstop guarantees. The maximum potential recovery under these backstop guarantees was approximately $6 million and $16 million at December 31, 2009 and 2008, respectively.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 15—Commitments and contingencies (Continued)

        The Company retained obligations for guarantees related to the Building Systems business in Germany sold in 2007. The guarantees primarily consist of performance guarantees and have original maturity dates ranging from one to thirteen years. The maximum amount payable under the guarantees was approximately $38 million and $54 million at December 31, 2009 and 2008, respectively.

Financial guarantees

        Financial guarantees represent irrevocable assurances that the Company will make payment to a beneficiary in the event that a third party fails to fulfill its financial obligations and the beneficiary under the guarantee incurs a loss due to that failure.

        At December 31, 2009 and 2008, the Company had $91 million and $95 million, respectively, of financial guarantees outstanding. Of each of those amounts, $22 million was issued on behalf of companies in which the Company currently has or formerly had an equity interest. The guarantees have various maturity dates. The majority of the durations run to 2013, with the longest expiring in 2021.

Indemnification guarantees

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

        The Company delivered to the purchasers of Lummus guarantees related to assets and liabilities divested in 2007. The maximum liability of $50 million at each of December 31, 2009 and 2008, relating to these businesses, will reduce over time, pursuant to the sales agreements.

        The Company delivered to the purchasers of its interest in Jorf Lasfar guarantees related to assets and liabilities divested in 2007. The maximum liability at December 31, 2009 and 2008, of $145 million and $143 million, respectively, relating to this business is subject to foreign exchange fluctuations.

        The Company delivered to the purchaser of the Reinsurance business guarantees related to assets and liabilities divested in 2004. The maximum liability at December 31, 2009 and 2008, of $87 million and $84 million, respectively, related to this business will reduce over time, pursuant to the sales agreement, and subject to foreign exchange fluctuations.

        In addition, with respect to the sale of Lummus, the Company retained certain liabilities, including for potential fines and penalties connected with suspect payments made prior to completion of the sale. The Company has disclosed these suspect payments to the SEC and DoJ. The Company believes that an unfavorable outcome is likely and has recorded a provision as discussed in more detail in the "Suspect payment" disclosures section above.

Product and order related contingencies

        The Company calculates its provision for product warranties based on historical claims experience and specific review of certain contracts.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 15—Commitments and contingencies (Continued)

        The reconciliation of the "Provisions for warranties", including guarantees of product performance, is as follows:

	2009	2008
	($ in millions)
Balance at January 1,	1,105	1,121
Claims paid in cash or in kind	(234)	(173)
Net increase to provision for changes in estimates, warranties issued and warranties expired	365	203
Exchange rate differences	44	(46)

Balance at December 31,	1,280	1,105

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

        In December 2009, the Company and IBM signed an extension to the 2003 agreement for the period up to 2016. The agreement covers the Company's information systems infrastructure across 17 countries in Europe, North America and Asia Pacific. IBM will provide server and network management, as well as end user and help desk services for the majority of the Company's information systems infrastructure operations.

        Pursuant to the global framework agreement, IBM receives monthly payments from the Company's subsidiaries in the respective countries related to information systems infrastructure services. Costs for these services in 2009, 2008 and 2007 were $269 million, $296 million and $251 million, respectively.

Related party transactions

        The Company conducts business with certain companies where members of the Company's board of directors or executive committee act as directors or senior executives. The Company's board of directors has determined that the Company's business relationships with those companies do not constitute material business relationships. This determination was made in accordance with the Company's related party transaction policy which was prepared based on the Swiss Code of Best Practice and the independence criteria set forth in the corporate governance rules of the New York Stock Exchange.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 16—Taxes

        Provision for taxes consisted of the following:

	2009	2008	2007
	($ in millions)
Current taxes on income	1,057	1,282	939
Deferred taxes	(56)	(163)	(344)

Tax expense from continuing operations	1,001	1,119	595

Tax expense (benefit) from discontinued operations	(7)	(36)	36

        The weighted-average tax rate results from applying each subsidiary's statutory income tax rate to the "Income from continuing operations before taxes". The Company operates in countries that have differing tax laws and rates. Consequently, the consolidated weighted-average effective rate will vary from year to year according to the source of earnings or losses by country and the change in applicable tax rates.

	2009	2008	2007
	($ in millions, except % data)
Reconciliation of taxes:
Income from continuing operations before taxes	4,120	4,518	3,913
Weighted-average tax rate	23.9%	28.1%	30.4%
Taxes at weighted-average tax rate	983	1,270	1,189
Items taxed at rates other than the weighted-average tax rate	(13)	3	4
Changes in valuation allowance, net	(46)	(414)	(698)
Changes in tax laws and enacted tax rates	5	(19)	(15)
Other, net	72	279	115

Tax expense from continuing operations	1,001	1,119	595

Effective tax rate for the year	24.3%	24.8%	15.2%

        Certain provisions recorded as an expense in 2008 and the release of certain of these provisions in 2009 primarily related to alleged anti-competitive practices, originated in jurisdictions with a tax rate other than the weighted-average tax rate.

        The reconciliation of taxes for 2009, 2008 and 2007 included changes in the valuation allowance recorded in certain jurisdictions in respect of deferred tax assets that were recognized for net operating losses and timing differences incurred in those jurisdictions.

        The change in valuation allowance was required as the Company determined that it was more likely than not that such deferred tax assets would be realized. In 2009, the change in valuation allowance included a benefit of $60 million related to the Company's operations in Central Europe. In 2008 and 2007, the change in valuation allowance was predominantly related to the Company's operations in North America with approximately $330 million and $550 million, respectively.

        In 2009, "Other, net" of $72 million in the table above included:

  •
  a benefit of approximately $74 million relating to the release of provision for costs of previously disclosed investigations by European authorities into suspect payments and alleged

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 16—Taxes (Continued)

    anti-competitive practices that were credited for financial accounting purposes, but were not taxable,

  •
  an expense of approximately $40 million relating to items that were deducted for financial accounting purposes, but were not tax deductible such as interest expense, state and local taxes on productive activities, disallowed meals and entertainment expenses and other similar items, and

  •
  an expense of approximately $100 million relating to a net increase in tax accruals.

        In 2008, "Other, net" of $279 million in the table above included:

  •
  an expense of approximately $140 million related to a pending tax dispute in Northern Europe,

  •
  an expense of approximately $100 million relating to costs of previously disclosed investigations by U.S. and European authorities into suspect payments and alleged anti-competitive practices, respectively, that were deducted for financial accounting purposes, but were not tax deductible,

  •
  the release of a provision of approximately $53 million related to the court decision in Northern Europe concerning certain sale and leaseback transactions as well as to the favorable outcome related to the interpretation of tax law and double tax treaty agreements by competent tax authorities in the Mediterranean region,

  •
  an expense of approximately $50 million relating to items that were deducted for financial accounting purposes, but were not tax deductible such as interest expense, state and local taxes on productive activities, disallowed meals and entertainment expenses and other similar items, and

  •
  an expense of approximately $40 million relating to a net increase in tax accruals.

        In 2007, "Other, net" of $115 million in the table above included:

  •
  an expense of approximately $35 million related to the interpretation of tax law and double tax treaty agreements by competent tax authorities in the Mediterranean region,

  •
  an expense of approximately $35 million relating to items that were deducted for financial accounting purposes, but were not tax deductible such as interest expense, state and local taxes on productive activities, disallowed meals and entertainment expenses and other similar items, and

  •
  an additional expense of approximately $45 million relating to a net increase in tax accruals.

        As of January 1, 2009, the Company adopted a new accounting standard that retroactively changed the accounting for convertible debt instruments that contained cash settlement features, which had an impact on "Income from continuing operations before taxes" in 2007. As a result, the "Weighted-average tax rate" for 2007 changed from 29.7 percent to 30.4 percent, and the "Effective tax rate" for 2007 changed from 14.8 percent to 15.2 percent.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 16—Taxes (Continued)

        Deferred income tax assets and liabilities consisted of the following:

	December 31,
	2009	2008
	($ in millions)
Deferred tax assets:
Unused tax losses and credits	1,100	1,234
Pension and other accrued liabilities	1,094	988
Inventories	255	245
Property, plant and equipment	91	97
Other	135	134

Total gross deferred tax asset	2,675	2,698
Valuation allowance	(473)	(488)

Total gross deferred tax asset, net of valuation allowance	2,202	2,210
Deferred tax liabilities:
Property, plant and equipment	(242)	(221)
Pension and other accrued liabilities	(172)	(291)
Inventories	(168)	(170)
Other current assets	(155)	(150)
Unremitted earnings	(142)	(97)
Other	(26)	(24)

Total gross deferred tax liability	(905)	(953)

Net deferred tax asset	1,297	1,257

Included in:
"Deferred taxes"—current assets	900	920
"Deferred taxes"—non-current assets	1,052	1,120
"Deferred taxes"—current liabilities	(327)	(428)
"Deferred taxes"—non-current liabilities	(328)	(355)

Net deferred tax asset	1,297	1,257

        Certain entities have deferred tax assets related to net operating loss carry-forwards and other items. As recognition of these assets did not meet the more likely than not criterion, valuation allowances of $473 million and $488 million were established at December 31, 2009 and 2008, respectively. At December 31, 2009, and 2008, the item unused tax losses and credits included approximately $240 million and $300 million, respectively, for which the Company has established a full valuation allowance as, due to limitations imposed by the relevant tax law, the Company determined that, more likely than not, such deferred tax assets would not be realized.

        At December 31, 2009, net operating loss carry-forwards of $2,876 million and tax credits of $147 million were available to reduce future taxes of certain subsidiaries. Of these amounts, $1,690 million loss carry-forwards and $134 million tax credits will expire in varying amounts through 2029. These carry-forwards were predominantly related to the Company's U.S. operations.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 16—Taxes (Continued)

        Unrecognized tax benefits consisted of the following:

	Unrecognized tax benefits	Penalties and interest related to unrecognized tax benefits	Total
	($ in millions)
Classification as unrecognized tax items on January 1, 2007	524	107	631
Increase relating to prior year tax positions	101	48	149
Decrease relating to prior year tax positions	(128)	(7)	(135)
Increase relating to current year tax positions	76	2	78
Decrease related to current year tax positions	(4)	—	(4)
Decrease due to settlements with tax authorities	(30)	(16)	(46)
Decrease as a result of the applicable statute of limitations	(37)	(10)	(47)
Exchange rate differences	16	5	21

Balance at December 31, 2007 which would, if recognized, affect the effective tax rate	518	129	647
Net change due to acquisitions and divestments	6	1	7
Increase relating to prior year tax positions	189	75	264
Decrease relating to prior year tax positions	(20)	(1)	(21)
Increase relating to current year tax positions	93	1	94
Decrease related to current year tax positions	(17)	(1)	(18)
Decrease due to settlements with tax authorities	(127)	(55)	(182)
Decrease as a result of the applicable statute of limitations	(25)	(5)	(30)
Exchange rate differences	(19)	(5)	(24)

Balance at December 31, 2008 which would, if recognized, affect the effective tax rate	598	139	737
Net change due to acquisitions and divestments	(2)	—	(2)
Increase relating to prior year tax positions	133	62	195
Decrease relating to prior year tax positions	(9)	(8)	(17)
Increase relating to current year tax positions	93	6	99
Decrease due to settlements with tax authorities	(41)	(3)	(44)
Decrease as a result of the applicable statute of limitations	(69)	(22)	(91)
Exchange rate differences	9	2	11

Balance at December 31, 2009 which would, if recognized, affect the effective tax rate	712	176	888

        In 2009, the "Increase relating to prior year tax positions" in the table above included an expense of approximately $27 million in taxes and approximately $27 million in penalties and interest relating to a pending tax dispute in Northern Europe. Further, it included an increase of provision of approximately $34 million in taxes relating to a pending assessment by competent tax authorities in Central Europe.

        In 2008, the "Increase relating to prior year tax positions" in the table above included an expense of approximately $85 million in taxes and approximately $50 million in penalties and interest relating to

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 16—Taxes (Continued)

a pending tax dispute in Northern Europe. Further, it included an increase of provision of approximately $33 million in taxes relating to a pending assessment by competent tax authorities in Central Europe.

        In 2007, the "Decrease relating to prior year tax positions" in the table above included approximately $100 million related to the outcome of a court decision in Northern Europe where the Company had claimed in its tax return a divestment loss that had not met the technical merits for recognition under the relevant accounting standard. Neither penalties nor interest were due as a result of this court decision.

        In 2008, the "Decrease due to settlements with tax authorities" included the release of provisions of approximately $53 million in taxes and approximately $48 million in penalties and interest relating to court cases in Northern Europe concerning certain sale and leaseback transactions, as well as to the favorable outcome in the Mediterranean region relating to the interpretation of tax law and double tax treaty agreements by competent tax authorities. Further, it included the release of provision of approximately $33 million in taxes relating to the favorable outcome of an assessment by competent tax authorities in Central Europe.

        At December 31, 2009, the Company expects the resolution of uncertain tax positions related to pending court cases amounting to approximately $200 million for taxes, penalties and interest within the next twelve months. Otherwise, the Company had not identified any other significant changes which were considered reasonably possible to occur within the next twelve months.

        At December 31, 2009, the earliest significant open tax years that remained subject to examination were the following:

Region	Year
Central Europe	2002
Mediterranean	2005
India, Middle East & Africa	2003
North America	2006
North Asia	2001
Northern Europe	2004
South America	2005
South Asia	2004

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

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 17—Employee benefits (Continued)

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

        The Company recognizes in its Consolidated Balance Sheets the funded status of its defined benefit pension and postretirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation.

Obligations and funded status of the plans

        The following tables set forth the change in benefit obligations, the change in plan assets and the funded status recognized in the Consolidated Balance Sheets at December 31, 2009 and 2008, for the Company's benefit plans:

	2009	2008	2009	2008
	Pension benefits		Other postretirement benefits
	($ in millions)
Benefit obligation at January 1,	7,761	8,884	207	215
Service cost	154	177	2	2
Interest cost	432	438	13	13
Contributions by plan participants	56	45	—	—
Benefit payments	(558)	(498)	(13)	(16)
Benefit obligations of businesses disposed and acquired	24	31	—	2
Actuarial (gain) loss	634	(619)	6	(5)
Plan amendments and other	21	(243)	2	(1)
Exchange rate differences	390	(454)	2	(3)

Benefit obligation at December 31,	8,914	7,761	219	207

Fair value of plan assets at January 1,	7,051	8,906	—	—
Actual return on plan assets	935	(1,053)	—	—
Contributions by employer	307	273	13	16
Contributions by plan participants	56	45	—	—
Benefit payments	(558)	(498)	(13)	(16)
Plan assets of businesses disposed and acquired	—	28	—	—
Plan amendments and other	2	(253)	—	—
Exchange rate differences	356	(397)	—	—

Fair value of plan assets at December 31,	8,149	7,051	—	—

Funded status—underfunded	765	710	219	207

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 17—Employee benefits (Continued)

        The amounts recognized in "Accumulated other comprehensive loss" at December 31, 2009, 2008 and 2007 (including $2 million recognized in "Noncontrolling interests" in 2009) consisted of:

	December 31,
	2009	2008	2007	2009	2008	2007
	Pension benefits			Other postretirement benefits
	($ in millions)
Transition liability	—	—	—	(2)	(3)	(4)
Net actuarial loss	(1,313)	(1,239)	(530)	(77)	(76)	(86)
Prior service cost	(40)	(40)	(47)	61	79	90

Amount recognized in OCI(1)	(1,353)	(1,279)	(577)	(18)	—	—
Taxes associated with amount recognized in OCI(1)	301	301	91	—	—	—

Total amount recognized in OCI(1), net of tax	(1,052)	(978)	(486)	(18)	—	—

(1)
OCI represents "Accumulated other comprehensive loss".

        The following amounts have also been recognized in the Company's Consolidated Balance Sheets at December 31, 2009 and 2008:

	December 31,
	2009	2008	2009	2008
	Pension benefits		Other postretirement benefits
	($ in millions)
Overfunded plans	(112)	(72)	—	—
Underfunded plans—current	28	22	18	18
Underfunded plans—non-current	849	760	201	189

Funded status	765	710	219	207

	December 31,
	2009	2008
	($ in millions)
Non-current assets
Overfunded pension plans	(112)	(72)
Other employee-related benefits	—	(1)

Prepaid pension and other employee benefits	(112)	(73)

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 17—Employee benefits (Continued)

	December 31,
	2009	2008
	($ in millions)
Current liabilities
Underfunded pension plans	28	22
Underfunded other benefit plans	18	18
Other employee-related benefits	22	26

Pension and other employee benefits (Note 13)	68	66

	December 31,
	2009	2008
	($ in millions)
Non-current liabilities
Underfunded pension plans	849	760
Underfunded other benefit plans	201	189
Other employee-related benefits	129	122

Pension and other employee benefits	1,179	1,071

        The funded status, calculated by the projected benefit obligation (PBO) and fair value of plan assets, for pension plans with a PBO in excess of fair value of plan assets (underfunded) or fair value of plan assets in excess of PBO (overfunded), respectively, was:

	December 31,
	2009			2008
	PBO	Assets	Difference	PBO	Assets	Difference
	($ in millions)
PBO exceeds assets	7,651	6,774	877	7,035	6,253	782
Assets exceed PBO	1,263	1,375	(112)	726	798	(72)

Total	8,914	8,149	765	7,761	7,051	710

        The accumulated benefit obligation (ABO) for all defined benefit pension plans was $8,627 million and $7,522 million at December 31, 2009 and 2008, respectively. The funded status, calculated by the ABO and fair value of plan assets for pension plans with ABO in excess of fair value of plan assets (underfunded) or fair value of plan assets in excess of ABO (overfunded), respectively was:

	December 31,
	2009			2008
	ABO	Assets	Difference	ABO	Assets	Difference
	($ in millions)
ABO exceeds assets	6,285	5,627	658	6,654	6,039	615
Assets exceed ABO	2,342	2,522	(180)	868	1,012	(144)

Total	8,627	8,149	478	7,522	7,051	471

        All of the Company's other postretirement benefit plans are unfunded.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 17—Employee benefits (Continued)

Components of net periodic benefit cost

        For 2009, 2008 and 2007, net periodic benefit cost consisted of the following:

	2009	2008	2007	2009	2008	2007
	Pension benefits			Other postretirement benefits
	($ in millions)
Service cost	154	177	189	2	2	1
Interest cost	432	438	361	13	13	12
Expected return on plan assets	(384)	(471)	(400)	—	—	—
Amortization transition liability	—	—	—	1	1	1
Amortization prior service cost	13	14	4	(11)	(11)	(11)
Amortization of net actuarial loss	71	13	31	6	5	7
Curtailments, settlements and special termination benefits	2	38	21	(8)	—	—
Other	—	—	3	—	—	1

Net periodic benefit cost	288	209	209	3	10	11

        The net actuarial loss and prior service cost for the defined benefit pension plans estimated to be amortized from "Accumulated other comprehensive loss" into net periodic benefit cost in 2010 is $74 million and $26 million, respectively.

        The estimated net actuarial loss, transition cost and prior service cost for the defined benefit non-pension postretirement plans that will be amortized from "Accumulated other comprehensive loss" into net periodic benefit cost in 2010 is $5 million, $1 million and $(9) million, respectively.

Assumptions

        The following weighted-average assumptions were used to determine benefit obligations at December 31, 2009 and 2008:

	December 31,
	2009	2008	2009	2008
	Pension benefits		Other postretirement benefits
	(in %)
Discount rate	4.66	5.63	5.54	6.30
Rate of compensation increase	2.13	2.22	—	—
Pension increase assumption	1.22	1.49	—	—

        The discount rate assumptions reflect the rates at which the benefit obligations could effectively be settled. The principal assumption was that the relevant fixed income securities are AA rated corporate bonds. In those countries with sufficient liquidity in corporate bonds, the Company used the current market long-term corporate bond rates and matched the bond duration with the average duration of the pension liabilities. In those countries where the liquidity of the AA corporate bonds was deemed to be insufficient, the Company determined the discount rate by adding the credit spread derived from an

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 17—Employee benefits (Continued)

AA corporate bond index in another relevant liquid market, as adjusted for interest rate differentials, to the domestic government bond curve or interest rate swap curve.

        The following weighted-average assumptions were used to determine the "Net periodic benefit cost" above for years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007	2009	2008	2007
	Pension benefit			Other postretirement benefits
	(in %)
Discount rate	5.63	5.16	4.39	6.30	6.17	5.70
Expected long-term rate of return on plan assets	5.47	5.55	5.00	—	—	—
Rate of compensation increase	2.22	2.35	2.32	—	—	—

        The "Expected long-term rate of return on plan assets" is derived from the current and projected asset allocation, the current and projected types of investments in each asset category and the long-term historical returns for each investment type.

        The Company maintains non-pension postretirement benefit plans, which are generally contributory with participants' contributions adjusted annually.

	December 31,
	2009	2008
Health care cost trend rate assumed for next year	8.89%	9.82%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.00%	4.97%
Year that the rate reaches the ultimate trend rate	2017	2017

        A one-percentage-point change in assumed health care cost trend rates would have the following effects at December 31, 2009:

	1-percentage-point
	increase	decrease
	($ in millions)
Effect on total of service and interest cost	—	(1)
Effect on postretirement benefit obligation	10	(17)

Plan assets

        The Company has pension plans in various countries with the majority of the Company's pension liabilities deriving from a limited number of countries. The pension plans' structures reflect local regulatory environments and market practices.

        The pension plans are typically funded by regular contributions from employees and the Company. These plans are administered by boards of trustees (which include Company representatives) whose primary responsibility is to ensure that the plans meet their liabilities through contributions and investment returns. Consequently, the boards of trustees have the responsibility for key investment strategy decisions.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 17—Employee benefits (Continued)

        The accumulated contributions are invested in a diversified range of assets that are managed by third-party asset managers, in accordance with local statutory regulations, pension plan rules and the respective plans' investment guidelines, as approved by the boards of trustees.

        Plan assets are generally segregated from those of the Company and invested with the aim of meeting the respective plans' projected future pension liabilities. Plan assets are measured at fair value at the balance sheet date.

        The boards of trustees manage the pension plan assets in a risk-controlled manner and assess the risks embedded in the pension plans through asset/liability modeling. The projected future development of pension liabilities is assessed relative to various alternative asset allocations in order to determine a strategic asset allocation for each plan, based on a given risk budget. Asset/liability management studies typically take place every three years. However, the risks of the plans are monitored on an ongoing basis. The assets of the major plans are reviewed at least quarterly, while the plans' liabilities are reviewed in detail at least annually.

        The board of trustees' investment goal is to maximize the long-term returns of plan assets within the risk budget, while considering the future liabilities and liquidity needs of the individual plans. Risk parameters taken into account include:

  •
  the funding ratio of the plan,

  •
  the likelihood of extraordinary cash contributions being required,

  •
  the risk embedded in each individual asset class, and

  •
  the correlations between each of the above.

        The Company's investment policy is to achieve an optimal balance between risk and return on the plans' investments through the diversification of asset classes, the use of various external asset managers and the use of differing investment styles. This has resulted in a diversified portfolio with a mix of actively and passively managed investments.

        The plans are mainly invested in equity securities and bonds, with smaller allocations to real estate, private equity and hedge funds.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 17—Employee benefits (Continued)

        The Company's global pension asset allocation is the result of the asset allocations of the individual plans. The target asset allocation of the Company's plans on a weighted-average basis is as follows:

Target percentage
Asset Category
Global fixed income securities	52
Emerging markets fixed income securities	3
Global equity securities	26
Emerging markets equity securities	3
Real estate	8
Cash and equivalents	4
Private equity	2
Hedge funds	2

100

        The actual asset allocations of the plans are in line with the target asset allocations, which are set on an individual plan basis by the boards of trustees. They are the result of individual plans' risk assessments.

        Global and emerging markets fixed income securities include corporate bonds of companies from diversified industries and government bonds from mature market issuers. Global and emerging markets equity securities primarily include investments in large-cap and mid-cap companies. Global equity securities represent equities listed in mature markets (mainly in the United States, Europe and Japan). "Real Estate" investments are largely made up of domestic real estate in Switzerland held in the Swiss plans. The investments in "Private equity" and "Hedge funds" pursue a variety of investment strategies.

        Based on the above global asset allocation, the expected long-term return on assets is 5.47 percent. The Company and the local boards of trustees regularly review the investment performance of the asset classes and individual asset managers. Due to the diversified nature of the investments, the Company is of the opinion that no significant concentration of risks exists in its pension fund assets.

        The Company does not expect any plan assets to be returned to the employer during 2010.

        At December 31, 2009 and 2008, plan assets included approximately 0.7 million shares and 0.8 million shares of the Company's capital stock with a total value of $14 million and $11 million, respectively.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 17—Employee benefits (Continued)

        The fair values of the Company's pension plan assets at December 31, 2009 by asset category are presented below. For further information on the fair value hierarchy and an overview of the Company's valuation techniques applied see Note 2.

	December 31, 2009
	Level 1	Level 2	Level 3	Total fair value
	($ in millions)
Asset Category:
Cash and equivalents	102	193	—	295
Global equities	2,077	45	—	2,122
Emerging markets equities	271	—	—	271
Global fixed income	1,831	2,389	—	4,220
Emerging markets fixed income	—	212	—	212
Insurance contracts	—	34	—	34
Private equity	5	22	149	176
Hedge funds	—	—	127	127
Real estate	71	—	621	692

Total	4,357	2,895	897	8,149

        The following table represents the reconciliation for 2009 of those asset categories whose fair value use significant unobservable inputs (Level 3):

	Private equity	Hedge funds	Real estate	Total Level 3
	($ in millions)
Balance at January 1, 2009	152	137	603	892
Return on plan assets:
Assets still held at December 31, 2009	(8)	(2)	2	(8)
Assets sold during the year	(1)	(22)	(1)	(24)
Purchases (sales)	5	6	(4)	7
Transfers into Level 3	—	18	—	18
Exchange rate differences	1	(10)	21	12

Balance at December 31, 2009	149	127	621	897

        Real estate properties are valued under the income approach using the discounted cash flow method, by which the market value of a property is determined as the total of all projected future earnings discounted to the valuation date. The discount rates are determined for each property individually according to the property's location and specific use, and by considering initial yields of comparable market transactions. Private equity investments include investments in partnerships and related funds. Such investments consist of both publicly-traded and privately-held securities. Publicly-traded securities that are not quoted in active markets are valued using available quotes and adjusted for liquidity restrictions. Privately-held securities are valued taking into account various factors, such as the most recent financing involving unrelated new investors, earnings multiple analyses using comparable companies and discounted cash flow analyses. Hedge funds are normally not exchange-

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 17—Employee benefits (Continued)

traded and the shares of the funds are not redeemed daily. Depending on the fund structure, the fair values are derived through modeling techniques based on the values of the underlying assets adjusted to reflect liquidity and transferability restrictions.

Contributions

        The Company made cash contributions of $307 million and $184 million to other pension plans and $13 million and $16 million to other benefit plans during 2009 and 2008, respectively. Included in the cash contributions were $49 million of discretionary contributions to certain of the Company's pension plans in 2009. In 2008, the Company made non-cash contributions of $89 million of available-for-sale debt securities to certain of the Company's pension plans in Finland, Germany and in the United States.

        The Company expects to contribute approximately $271 million to its pension plans and $18 million to its other postretirement benefit plans in 2010.

        The Company also maintains several defined contribution plans. The expense for these plans was $91 million, $92 million and $68 million in 2009, 2008 and 2007, respectively. The Company also contributed $18 million, $22 million and $20 million to multi-employer plans in 2009, 2008 and 2007, respectively. In the United States, a withdrawal from a multi-employer plan in 2009 resulted in an $11 million provision.

Estimated future benefit payments

        The expected future cash flows to be paid by the Company in respect of pension and other postretirement benefit plans at December 31, 2009 are as follows:

	Pension benefits	Other postretirement benefits
		Benefit payments	Medicare subsidies
	($ in millions)
2010	587	19	(1)
2011	579	19	(1)
2012	588	19	(1)
2013	600	19	(1)
2014	604	19	(1)
Years 2015 – 2019	3,116	97	(7)

        The Medicare subsidies column represents payments estimated to be received from the United States government as part of the Medicare Prescription Drug, Improvement and Modernization Act of 2003. The United States government began making the subsidy payments for employers in 2006.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 18—Share-based payment arrangements

        The Company has three share-based payment plans, as more fully described in the respective sections below. Compensation cost for equity-settled awards is recorded in "Total cost of sales" and in "Selling, general and administrative expenses" and totaled $66 million, $63 million and $32 million in 2009, 2008 and 2007, respectively. Compensation cost for cash-settled awards is recorded in "Selling, general and administrative expenses" and is disclosed in the WAR, LTIP and Other share-based payments sections of this note. The total tax benefit recognized in 2009, 2008 and 2007, was not significant.

        At December 31, 2009, the Company had the ability to issue up to approximately 31 million new shares out of contingent capital in connection with share-based payment arrangements. In addition, of the 40 million shares held by the Company in treasury stock at December 31, 2009, 17 million of such shares could be used to settle share-based payment arrangements.

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

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 18—Share-based payment arrangements (Continued)

of the warrants and options. In estimating forfeitures, the Company has used the data from previous comparable MIP launches.

	2009 grant	2008 grant	2007 grant
Expected volatility	41%	36%	27%
Dividend yield	2.34%	1.42%	1.14%
Expected term	6 years	6 years	6 years
Risk-free interest rate	1.93%	3.36%	3.00%

Presented below is a summary of the activity related to warrants and options in 2009:

	Number of instruments	Number of shares(1)	Weighted- average exercise price (in Swiss francs)(2)	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in millions of Swiss francs)(3)
Outstanding at January 1, 2009	73,926,090	14,785,218	27.14
Granted	24,093,500	4,818,700	19.00
Exercised(4)	(2,060,500)	(412,100)	7.09
Forfeited	(2,067,315)	(413,463)	30.68

Outstanding at December 31, 2009	93,891,775	18,778,355	25.42	4.0	24

Vested and expected to vest at December 31, 2009	88,736,427	17,747,285	25.35	3.9	23
Exercisable at December 31, 2009	18,999,570	3,799,914	16.69	2.3	19

(1)
Information presented reflects the number of shares of ABB Ltd that can be received upon exercise, as warrants and options have a conversion ratio of 5:1.

(2)
Information presented reflects the exercise price per share of ABB Ltd.

(3)
Computed using the closing price, in Swiss francs, of ABB Ltd shares on the SIX Swiss Exchange and the exercise price per share of ABB Ltd.

(4)
The cash received upon exercise amounted to $3 million. The shares were issued out of contingent capital.

        Of the outstanding instruments at December 31, 2009, 2008 and 2007, 8.8 million, 3.0 million and 9.5 million, respectively, have been sold to a third-party by participants, representing 1.8 million, 0.6 million and 1.9 million shares, respectively.

        At December 31, 2009, there was $50 million of total unrecognized compensation cost related to non-vested warrants and options granted under the MIP. That cost is expected to be recognized over a weighted-average period of 1.7 years. The weighted-average grant-date fair value of warrants and options granted during 2009, 2008 and 2007 was 1.15 Swiss francs, 2.32 Swiss francs and 1.35 Swiss francs, respectively. In 2009, 2008 and 2007, the aggregate intrinsic value (on the days of exercise) of instruments exercised was 5 million Swiss francs, 57 million Swiss francs and 117 million Swiss francs, respectively.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 18—Share-based payment arrangements (Continued)

        Presented below is a summary, by launch, related to instruments outstanding at December 31, 2009:

Exercise price (in Swiss francs)(1)	Number of instruments	Number of shares(2)	Weighted-average remaining contractual term (in years)
7.50	3,439,165	687,833	0.9
15.30	11,367,500	2,273,500	2.1
26.00	26,695,635	5,339,127	3.4
36.40	28,573,975	5,714,795	4.4
19.00	23,815,500	4,763,100	5.4

Total number of instruments and shares	93,891,775	18,778,355	4.0

(1)
Information presented reflects the exercise price per share of ABB Ltd.

(2)
Information presented reflects the number of shares of ABB Ltd that can be received upon exercise.

WARs

        As each WAR gives the holder the right to receive cash equal to the market price of an equivalent listed warrant on date of exercise, the Company records a liability based upon the fair value of outstanding WARs at each period end, accreted on a straight-line basis over the three-year vesting period. In "Selling, general and administrative expenses", the Company recorded expense of $17 million, income of $83 million and expense of $142 million for 2009, 2008 and 2007, respectively, as a result of changes in both the fair value and vested portion of the outstanding WARs. To hedge its exposure to fluctuations in the fair value of outstanding WARs, the Company purchased cash-settled call options, which entitle the Company to receive amounts equivalent to its obligations under the outstanding WARs. The cash-settled call options are recorded as derivatives measured at fair value (see Note 5), with subsequent changes in fair value recorded through earnings to the extent that they offset the change in fair value of the liability for the WARs. In 2009, 2008 and 2007, the Company recorded expense of $1 million, expense of $98 million and income of $132 million, respectively, in "Selling, general and administrative expenses" related to the cash-settled call options.

        The aggregate fair value of outstanding WARs was $64 million and $53 million at December 31, 2009 and 2008, respectively. The fair value of WARs was determined based upon the trading price of equivalent warrants listed on the SIX Swiss Exchange.

        Presented below is a summary of the activity related to WARs in 2009:

Number of WARs
Outstanding at January 1, 2009	59,671,430
Granted	21,131,000
Exercised	(15,952,540)
Forfeited	(987,955)
Expired	(62,500)

Outstanding at December 31, 2009	63,799,435

Exercisable at December 31, 2009	25,270,670

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 18—Share-based payment arrangements (Continued)

        The aggregate fair value at date of grant of WARs granted in 2009, 2008 and 2007 was $22 million, $33 million and $7 million, respectively. In 2009, 2008 and 2007, share-based liabilities of $20 million, $53 million and $106 million, respectively, were paid upon exercise of WARs by participants.

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

	2009 grant	2008 grant	2007 grant
Expected volatility	35%	57%	34%
Dividend yield	2.07%	2.61%	0.89%
Expected term	1 year	1 year	1 year
Risk-free interest rate	0.37%	1.44%	2.82%

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 18—Share-based payment arrangements (Continued)

        Presented below is a summary of activity under the ESAP in 2009:

	Number of shares(1)	Weighted- average exercise price (in Swiss francs)(2)	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in millions of Swiss francs) (2)(3)
Outstanding at January 1, 2009	6,261,920	15.30
Granted	4,862,440	19.36
Forfeited	(220,020)	15.30
Exercised(4)	(5,523,112)	15.30
Not exercised (savings returned plus interest)	(518,788)	15.30

Outstanding at December 31, 2009	4,862,440	19.36	0.8	3

Vested and expected to vest at December 31, 2009	4,653,355	19.36	0.8	3
Exercisable at December 31, 2009	—	—	—	—

(1)
Includes shares represented by ADS.

(2)
Information presented for ADS is based on equivalent Swiss franc denominated awards.

(3)
Computed using the closing price, in Swiss francs, of ABB Ltd shares on the SIX Swiss Exchange and the exercise price of each option in Swiss francs.

(4)
The cash received upon exercise amounted to $83 million and the corresponding tax benefit was not significant. The shares were issued out of contingent capital.

        The exercise prices per ABB Ltd share and per ADS of 19.36 Swiss francs and $18.75, respectively, for the 2009 grant, 15.30 Swiss francs and $12.98, respectively, for the 2008 grant and 34.98 Swiss francs and $29.78, respectively, for the 2007 grant were determined using the closing price of the ABB Ltd share on SIX Swiss Exchange and ADS on the New York Stock Exchange on the respective grant dates.

        At December 31, 2009, there was $10 million of total unrecognized compensation cost related to non-vested options granted under the ESAP. That cost is expected to be recognized over the first ten months of 2010 in "Total cost of sales" and in "Selling, general and administrative expenses". The weighted-average grant-date fair value of options granted during 2009, 2008 and 2007, was 2.55 Swiss francs, 3.34 Swiss francs and 4.93 Swiss francs, respectively. The total intrinsic value (on the day of exercise) of options exercised in 2009 and 2007 was 22 million Swiss francs and 61 million Swiss francs, respectively. No options were exercised in 2008.

LTIP

        The Company has a long-term incentive plan (LTIP) for members of its Executive Committee and selected other executives (Eligible Participants), as defined in the terms of the LTIP and determined by the Company's Governance, Nomination and Compensation Committee. The LTIP involves annual conditional grants of the Company's stock to such Eligible Participants that are subject to certain conditions. Each launch under the LTIP is composed of two components—a share-price performance component and a co-investment component.

        Under the share-price performance component, the number of shares granted is dependent upon the base salary of the Eligible Participant. The actual number of shares that each Eligible Participant

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 18—Share-based payment arrangements (Continued)

will receive at a future date is dependent on (i) the performance of ABB Ltd shares during a defined period (Evaluation Period) compared to those of a selected peer group of publicly-listed multinational companies and (ii) the term of service of the respective Eligible Participant in their capacity as an Eligible Participant during the Evaluation Period. The actual number of shares received after the Evaluation Period cannot exceed 100 percent of the conditional grant.

        The performance of the Company compared to its peers over the Evaluation Period will be measured as the sum, in percentage terms, of the average percentage price development of the ABB Ltd share price over the Evaluation Period and an average annual dividend yield percentage (the Company's Performance). In order for shares to vest, the Company's Performance over the Evaluation Period must be positive and equal to or better than half of the defined peers. The actual number of shares to be delivered by the Company, after the end of the Evaluation Period, will be dependent on the Company's ranking in comparison with the defined peers. The full amount of the grant will vest if the Company's Performance is positive and better than three-quarters of the defined peers. For the 2009 LTIP launch, if the Company's Performance is negative but other conditions are met, a reduced number of shares will vest. In addition, for the 2009 LTIP launch, if the Company's net income (adjusted for the financial impact of items that are, in the opinion of the Company's Board, non-operating, non-recurring or unforeseen—such as divestments and acquisitions) is negative for the year preceding the year in which the Evaluation Period ends, no shares will vest, irrespective of the outcome of the Company's Performance.

        Under the co-investment component of the LTIP, each Eligible Participant is invited to invest in the Company's shares, up to an individually defined maximum number of shares. If the Eligible Participant remains the owner of such shares until the end of the Evaluation Period, the Company will deliver free-of-charge to the Eligible Participant a matching number of shares.

        Upon vesting, an Eligible Participant in the 2009 LTIP launch can elect to receive, in cash, 30 percent of the value of the total number of shares (under both components) that have vested. In December 2009, the 2008 and 2007 LTIP launches were modified to also allow the Eligible Participants in those launches to receive 30 percent of the value of the total number of shares that vest in cash (Cash-Settled Awards). The remaining 70 percent (Equity-Settled Awards) can only be received in the form of shares. The additional compensation cost as a result of such modification was not significant.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 18—Share-based payment arrangements (Continued)

        Presented below is a summary of launches of the LTIP outstanding at December 31, 2009:

Launch year	Evaluation Period	Reference price (Swiss francs)(1)
2007	March 15, 2007, to March 15, 2010	21.08
2008	March 15, 2008, to March 15, 2011	26.20
2009	March 15, 2009, to March 15, 2012	14.16

(1)
For the purpose of comparison with the peers, the reference price is calculated as the average of the closing prices of the ABB Ltd share on the SIX Swiss Exchange over the 20 trading days preceding March 15 of the respective launch year.

        Presented below is a summary of activity under the LTIP in 2009:

	Number of shares	Weighted-average grant-date fair value per share (Swiss francs)
Nonvested at January 1, 2009	1,763,484	24.62
Granted	1,352,016	9.83
Vested	(109,212)	17.28
Expired(1)	(489,612)	17.23
Forfeited	(24,442)	20.80

Nonvested at December 31, 2009	2,492,234	18.41

(1)
Expired as the criteria for the Company's Performance condition was not satisfied.

        For each LTIP launch, the Equity-Settled Awards (under both components) are recorded in the "Capital stock and additional paid-in capital" component of stockholders' equity, with compensation cost recorded in "Selling, general and administrative expenses" over the vesting period (which is from grant date to the end of the Evaluation Period) based on the grant-date fair value of the shares. The Cash-Settled Awards are recorded as a liability remeasured at fair value at each reporting date for the percentage vested, with changes in the liability recorded in "Selling, general and administrative expenses".

        At December 31, 2009, there was $14 million of total unrecognized compensation cost related to Equity-Settled Awards under the LTIP. That cost is expected to be recognized over a weighted-average period of 1.7 years. The compensation cost recorded in 2009 for the Cash-Settled Awards was not significant. There were no Cash-Settled Awards in 2008 and 2007 under LTIP.

        The aggregate fair value, at the dates of grant, of shares granted in 2009, 2008 and 2007, was approximately $13 million, $21 million and $16 million, respectively. The total grant-date fair value of shares that vested during 2009 and 2008 was $2 million and $13 million, respectively. No grants under LTIP vested in 2007. The weighted-average grant-date fair value of shares granted during 2009, 2008 and 2007, was 9.83 Swiss francs, 31.47 Swiss francs and 23.75 Swiss francs, respectively.

        For the share-price performance component of launches up to and including the 2008 LTIP launch, the fair value of the granted shares is the market price of the ABB Ltd share on grant date for the Equity-Settled Awards and the market price of the ABB Ltd share at each reporting date for the Cash-Settled Awards.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 18—Share-based payment arrangements (Continued)

        For the share-price performance component of the 2009 LTIP launch, the fair value of the shares relative to the Equity-Settled Awards is based on the market price of the ABB Ltd share on grant date, adjusted for the probability of vesting as computed using a Monte Carlo simulation model at grant date. The main inputs to the Monte Carlo simulation model for the grant-date fair value of the Equity-Settled Awards are the Company's and each peer company's (i) option implied volatilities (ranging from 5.6 percent to 51.5 percent), (ii) risk-free rates (ranging from 2.2 percent to 4.1 percent), (iii) equity betas (ranging from 0.81 to 1.29) and (iv) equity risk premiums (ranging from 6 percent to 8 percent). The fair value of the shares relative to the Cash-Settled Awards is based on the market price of the ABB Ltd share at each reporting date adjusted for the probability of vesting as computed using a Monte Carlo simulation model at each reporting date. The main inputs to the Monte Carlo simulation model for the December 31, 2009, fair value of the Cash-Settled Awards are the Company's and each peer company's (i) option implied volatilities (ranging from 16.0 percent to 51.1 percent), (ii) risk-free rates (ranging from 2.3 percent to 4.6 percent), (iii) equity betas (ranging from 0.83 to 1.31) and (iv) equity risk premiums (ranging from 6 percent to 8 percent).

        For the co-investment component under all LTIP launches, the fair value of the shares is the market price of the ABB Ltd share on grant date for the Equity-Settled Awards and on each reporting date for the Cash-Settled Awards.

Other share-based payments

        The Company has other minor share-based payment arrangements with certain individual employees. In December 2009, such arrangements were modified to give the participants the right to receive, upon vesting, 30 percent of the value of the vested shares in cash. The additional compensation cost as a result of such modification was not significant. The compensation cost recorded in "Selling, general and administrative expenses" in 2009 for the cash-settled arrangements was not significant. There were no such cash-settled arrangements in 2008 and 2007.

Note 19—Stockholders' equity

        At December 31, 2009, the Company had 2,770,314,755 authorized shares, of which 2,329,324,797 were registered and issued. At December 31, 2008, the Company had 2,770,314,755 authorized shares, of which 2,322,792,835 were registered and issued.

        In February 2008, the Company announced a share buyback program to purchase up to a maximum value of 2.2 billion Swiss francs (equivalent to $2 billion at then-current exchange rates) with the intention of completing the buyback program prior to the Annual General Meeting of Shareholders in 2010 and proposing the cancellation of the shares at that meeting. Up to December 31, 2008, a total of 22.675 million shares were repurchased under the program at a total cost of 652 million Swiss francs ($619 million, using exchange rates effective at the respective repurchase dates). The repurchased shares are included in "Treasury stock". In February 2009, the Company stated that given the market uncertainty, the Company was not actively pursuing new purchases under the program. Consequently, no repurchases took place in 2009.

        In May 2009, the Annual General Meeting of Shareholders approved a proposal to reduce the nominal value of ABB Ltd's shares from 2.02 Swiss francs per share to 1.54 Swiss francs per share and to distribute the 0.48 Swiss francs per share to shareholders. The distribution, equivalent to $1.024 billion, resulted in a reduction in capital stock and additional paid-in capital.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 19—Stockholders' equity (Continued)

        In May 2008, the Annual General Meeting of Shareholders approved a proposal to reduce the nominal value of ABB Ltd's shares from 2.50 Swiss francs per share to 2.02 Swiss francs per share and to distribute the 0.48 Swiss francs per share to shareholders. The distribution, equivalent to $1.06 billion, resulted in a reduction in capital stock and additional paid-in capital.

        Upon and in connection with each launch of the Company's MIP, the Company sold call options to a bank at fair value, giving the bank the right to acquire shares equivalent to the number of shares represented by the MIP warrant and WAR awards to participants. Under the terms of the agreement with the bank, the call options can only be exercised by the bank to the extent that MIP participants have either sold or exercised their warrants or exercised their WARs. During 2009, the bank exercised a portion of the call options held (with strike prices of 7.00 and 7.50 Swiss francs) that had been issued at fair value during 2003 and 2004. As a result, approximately 1.0 million shares were issued by the Company resulting in a net increase in capital stock and additional paid-in capital of $7 million.

        During 2008, the bank exercised a portion of the call options held (with strike prices of 7.00 and 7.50 Swiss francs) that had been issued at fair value during 2003 and 2004. As a result, approximately 6.8 million shares were issued by the Company resulting in a net increase in capital stock and additional paid-in capital of $49 million.

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

        At December 31, 2009, call options representing 35 million shares and with strike prices ranging from 7.50 to 36.40 Swiss francs were held by the bank. These call options expire in periods ranging from December 2010 to May 2015. However, at December 31, 2009, only 5 million of these instruments, with strike prices ranging from 7.50 to 36.40 Swiss francs, could be exercised under the terms of the agreement with the bank.

        In addition to the above, at December 31, 2009, the Company had further outstanding obligations to deliver:

  •
  up to 2.8 million shares, at a strike price of 26.00 Swiss francs, relating to the options granted under the 2007 launch of the MIP, vesting in May 2010 and expiring in May 2013,

  •
  up to 3.0 million shares, at a strike price of 36.40 Swiss francs, relating to the options granted under the 2008 launch of the MIP, vesting in May 2011 and expiring in May 2014,

  •
  up to 4.7 million shares, at a strike price of 19.00 Swiss francs, relating to the options granted under the 2009 launch of the MIP, vesting in May 2012 and expiring in May 2015,

  •
  up to 4.9 million shares, at a strike price of 19.36 Swiss francs, to employees under the ESAP, vesting and expiring in November 2010,

  •
  up to 2.5 million shares free-of-charge to Eligible Participants under the 2009, 2008 and 2007 launches of the LTIP, vesting and expiring in March 2012, 2011 and 2010, respectively, and

  •
  less than a million shares in connection with certain other share-based payment arrangements with employees.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 19—Stockholders' equity (Continued)

        See Note 18 for a description of the above share-based payment arrangements.

        As described in Note 2, during 2007, the bondholders of the Company's 1 billion Swiss franc convertible bonds converted their bonds, resulting in the issuance of 105 million shares and an increase in capital stock and additional paid-in capital of $830 million.

        During 2007, the Company purchased on the open market 10 million of its own shares for use in connection with share-based payment arrangements. These transactions resulted in an increase in treasury stock of $199 million.

        In November 2009 and 2007, the Company issued 5.5 million and 3.7 million shares, respectively, from contingent capital stock for the purposes of fulfilling the Company's obligations under the ESAP. This share issuance resulted in an increase in capital stock and additional paid-in capital of $83 million and $60 million, respectively. No shares were issued under the ESAP in 2008.

        Dividends are payable to the Company's stockholders based on the requirements of Swiss law, ABB Ltd's Articles of Incorporation and stockholders' equity as reflected in the unconsolidated financial statements of ABB Ltd, Zurich prepared in compliance with Swiss law. At December 31, 2009, of the 12,901 million Swiss francs stockholders' equity reflected in such unconsolidated financial statements, 3,587 million Swiss francs is share capital, 2,092 million Swiss francs is restricted, 3,328 million Swiss francs is unrestricted and 3,894 million Swiss francs is available for distribution.

        In February 2010, the Board of Directors announced that a proposal will be put to the Annual General Meeting to reduce the nominal value of the shares from 1.54 Swiss francs per share to 1.03 Swiss francs per share and distribute the 0.51 Swiss francs per share to shareholders.

Note 20—Earnings per share

        Basic earnings (loss) per share is calculated by dividing income (loss) by the weighted-average number of shares outstanding during the year. Diluted earnings (loss) per share is calculated by dividing income (loss) by the weighted-average number of shares outstanding during the year, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise: outstanding written call options; outstanding options and shares granted subject to certain conditions under the Company's share-based payment arrangements; and, prior to September 2007, shares issuable in relation to outstanding convertible bonds. In 2009, 2008 and 2007, outstanding securities representing a maximum of 41 million, 24 million and 3 million shares, respectively, were excluded from the calculation of diluted earnings (loss) per share as their inclusion would have been anti-dilutive.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 20—Earnings per share (Continued)

Basic earnings per share:

	2009	2008	2007
	($ in millions, except per share data in $)
Amounts attributable to ABB shareholders:
Income from continuing operations	2,884	3,142	3,083
Income (loss) from discontinued operations, net of tax	17	(24)	577
Cumulative effect of accounting change, net of tax	—	—	(49)

Net income	2,901	3,118	3,611

Weighted-average number of shares outstanding (in millions)	2,284	2,287	2,258
Basic earnings (loss) per share attributable to ABB shareholders:
Income from continuing operations	1.26	1.37	1.37
Income (loss) from discontinued operations, net of tax	0.01	(0.01)	0.25
Cumulative effect of accounting change, net of tax	—	—	(0.02)

Net income	1.27	1.36	1.60

Diluted earnings per share:

	2009	2008	2007
	($ in millions, except per share data in $)
Amounts attributable to ABB shareholders:
Income from continuing operations	2,884	3,142	3,083
Effect of dilution:
Interest on convertible bonds, net of tax	—	—	9

Income from continuing operations	2,884	3,142	3,092
Income (loss) from discontinued operations, net of tax	17	(24)	577
Cumulative effect of accounting change, net of tax	—	—	(49)

Net income, adjusted	2,901	3,118	3,620

Weighted-average number of shares outstanding (in millions)	2,284	2,287	2,258
Effect of dilutive securities:
Call options and shares	4	9	18
Convertible bonds	—	—	32

Dilutive weighted-average number of shares outstanding (in millions)	2,288	2,296	2,308

Diluted earnings (loss) per share attributable to ABB shareholders:
Income from continuing operations	1.26	1.37	1.34
Income (loss) from discontinued operations, net of tax	0.01	(0.01)	0.25
Cumulative effect of accounting change, net of tax	—	—	(0.02)

Net income, adjusted	1.27	1.36	1.57

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 21—Restructuring and related expenses

Cost take-out program

        In December 2008, the Company announced a cost take-out program that aims to sustainably reduce the Company's cost of sales and general and administrative expenses. The savings are expected through ongoing initiatives, such as internal process improvements, low-cost sourcing, and further measures to adjust the Company's global manufacturing and engineering footprint to shifts in customer demand. In the course of this plan, the Company has implemented and will continue to execute various restructuring initiatives across all operating segments and regions. The Company expects to complete the cost take-out program by the end of 2010 with total charges approaching $1 billion.

        The following table outlines the total amount of costs expected to be incurred as well as the costs incurred in 2009 and the cumulative costs incurred to date under the program per operating segment.

	Costs incurred in 2009	Cumulative costs incurred to date	Total expected costs
	($ in millions)
Power Products	77	78	210
Power Systems	90	91	150
Automation Products	130	142	260
Process Automation	81	105	160
Robotics	124	191	200
Corporate and Other	14	16	20

Total	516	623	1,000

        During 2009, the Company recorded an expense of $516 million under this program; $293 million was recorded in "Total cost of sales", $75 million in "Selling, general and administrative expenses" and $148 million in "Other income (expense), net". This expense consisted of $342 million related to employee severance costs, $129 million of estimated contract settlement, loss order and other costs and $45 million related to inventory and long-lived asset impairments.

        During 2008, the Company recorded an expense of $107 million under this program; $72 million was recorded in "Total cost of sales", $32 million in "Selling, general and administrative expenses" and $3 million in "Other income (expense), net". This expense consisted of $99 million related to employee severance costs, $3 million of estimated contract settlement, loss order and other costs and $5 million related to inventory and long-lived asset impairments.

        The most significant individual exit plans within this program relate to the Robotics reorganization, the downsizing of the Automation Products business in France and Germany as well as the Power Systems business in Germany.

Robotics reorganization

        In 2008, the Company initiated its plan to adjust its engineering, manufacturing and service capacities in the Robotics segment, primarily in Western Europe and the U.S. as a result of the economic downturn in some of the segment's key markets and to increase the presence in emerging markets. This plan includes closing certain production lines as well as employment reductions.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 21—Restructuring and related expenses (Continued)

        During 2009, the Company recorded an expense of $124 million under this plan; $70 million was recorded in "Total cost of sales", $16 million in "Selling, general and administrative expenses" and $38 million in "Other income (expense), net". This expense consisted of $73 million related to employee severance costs and $48 million of estimated contract settlement, loss order and other costs and $3 million related to inventory and long-lived asset impairments.

        During 2008, the Company recorded an expense of $67 million under this plan; $47 million was recorded in "Total cost of sales" and $20 million in "Selling, general and administrative expenses". This expense consisted of $62 million related to employee severance costs and $5 million related to inventory and long-lived asset impairments.

        Liabilities associated with the Robotics reorganization consisted of the following:

	Employee severance costs	Contract settlement, loss order and other costs	Total
	($ in millions)
Liability at January 1, 2008	—	—	—
Expenses	62	—	62

Liability at December 31, 2008	62	—	62
Expenses	76	48	124
Cash payments	(19)	(7)	(26)
Exchange rate differences	1	—	1
Change in estimates	(3)	—	(3)

Liability at December 31, 2009	117	41	158

Downsizing the Automation Products business in France and Germany

        In 2008, the Company started to formulate its plan to downsize the production capacities in the Automation Products business in France and Germany as a result of the economic downturn in some of the segment's key markets. This plan includes closing certain production lines in both countries as well as employment reductions.

        During 2009, the Company recorded an expense of $82 million under this plan; $67 million was recorded in "Total cost of sales", $2 million in "Selling, general and administrative expenses" and $13 million in "Other income (expense), net". This expense consisted of $61 million related to employee severance costs, $15 million of estimated contract settlement, loss order and other costs and $6 million related to inventory and long-lived asset impairments.

        During 2008, the Company recorded cost of sales of $6 million related to employee severance costs under this plan.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 21—Restructuring and related expenses (Continued)

        Liabilities associated with the downsizing of the Automation Products business in France and Germany consisted of the following:

	Employee severance costs	Contract settlement, loss order and other costs	Total
	($ in millions)
Liability at January 1, 2008	—	—	—
Expenses	6	—	6

Liability at December 31, 2008	6	—	6
Expenses	61	15	76
Cash payments	(3)	(3)	(6)

Liability at December 31, 2009	64	12	76

        In addition, the Company is executing numerous, individually insignificant restructuring initiatives in its Automation Products business across many countries.

Downsizing the Power Systems business in Germany

        In 2009, the Company initiated its plan to adjust its engineering and service capacities in the Power Systems business in Germany as a result of the economic downturn in some of the segment's key markets and to increase the presence in emerging markets. This plan mainly includes employment reductions.

        During 2009, the Company recorded an expense of $43 million under this plan; $32 million was recorded in "Total cost of sales" and $11 million in "Selling, general and administrative expenses". This expense consisted of $37 million related to employee severance costs and $6 million of estimated contract settlement, loss order and other costs.

        Liabilities associated with the downsizing of the Power Systems business in Germany consisted of the following:

	Employee severance costs	Contract settlement, loss order and other costs	Total
	($ in millions)
Liability at January 1, 2009	—	—	—
Expenses	37	6	43

Liability at December 31, 2009	37	6	43

        In addition, the Company is executing numerous, individually insignificant restructuring initiatives in its Power Systems business across many countries.

        As of December 31, 2009, the balance of restructuring and related liabilities is primarily included in "Provisions and other current liabilities" on the balance sheet.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 21—Restructuring and related expenses (Continued)

Transformer business consolidation program

        In 2008, the Company finalized the transformer business consolidation program and expensed a total of $241 million between 2005 and the end of 2008.

        During 2008, the Company recorded an expense of $46 million; $27 million was recorded in "Total cost of sales", $16 million in "Selling, general and administrative expenses" and $3 million in "Other income (expense), net". This expense consisted of $16 million charges related to employee severance costs, $26 million of estimated contract settlement, loss order and other costs and $4 million related to inventory and long-lived asset impairments.

        During 2007, the Company recorded an expense of $34 million; $23 million was recorded in "Total cost of sales", $2 million in "Selling, general and administrative expenses" and $9 million in "Other income (expense), net". This expense consisted of $15 million charges related to employee severance costs, $9 million of estimated contract settlement and loss order costs and $10 million related to inventory and long-lived asset impairments.

Note 22—Operating segment and geographic data

        The Chief Operating Decision Maker (CODM) is the Company's Executive Committee. The CODM allocates resources to and assesses the performance of each operating segment using the information outlined below. The Company's operating segments consist of Power Products, Power Systems, Automation Products, Process Automation and Robotics. The remaining operations of the Company are included in Corporate and Other.

  •
  Power Products: manufactures and sells high- and medium-voltage switchgear and apparatus, circuit breakers for all current and voltage levels, power and distribution transformers and sensors for electric, gas and water utilities and for industrial and commercial customers.

  •
  Power Systems: designs, installs and upgrades high-efficiency transmission and distribution systems and power plant automation and electrification solutions, including monitoring and control products and services and incorporating components manufactured by both the Company and by third parties.

  •
  Automation Products: produces low-voltage switchgear, breakers, switches, control products, DIN-rail components, enclosures, wiring accessories, instrumentation, drives, motors, generators, power electronics systems and services related to these products that help customers to increase productivity, save energy and increase safety.

  •
  Process Automation: develops and sells control, plant optimization, automation products and solutions, industry specific application knowledge and services for the oil, gas and petrochemicals, metals and minerals, marine and turbocharging, pulp and paper, and utility automation industries.

  •
  Robotics: offers robot products, systems and service for the automotive and other manufacturing industries.

  •
  Corporate and Other: includes headquarters, central research and development, the Company's real estate activities, Group treasury operations and other minor activities.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 22—Operating segment and geographic data (Continued)

        The Company evaluates performance of its segments based on earnings before interest and taxes, which excludes interest and dividend income, interest and other finance expense, provision for taxes, and income (loss) from discontinued operations, net of tax. The Company presents segment revenues, depreciation and amortization, earnings before interest and taxes, capital expenditures and total assets. The Company accounts for intersegment sales and transfers as if the sales and transfers were to third parties, at current market prices.

        The following tables summarize information for each segment:

	2009						December 31, 2009
	Third party revenues	Intersegment revenues	Total revenues	Depreciation and amortization	Earnings before interest and taxes(1)	Capital expenditures(1)	Total assets(1)
	($ in millions)
Power Products	9,370	1,869	11,239	185	1,969	272	6,918
Power Systems	6,356	193	6,549	46	388	131	4,617
Automation Products	7,897	1,033	8,930	165	1,330	264	5,768
Process Automation	7,150	197	7,347	72	685	90	4,336
Robotics	959	11	970	17	(296)	14	568
Corporate and Other	63	1,504	1,567	170	50	196	12,521
Intersegment elimination	—	(4,807)	(4,807)	—	—	—	—
Discontinued operations	—	—	—	—	—	—	—

Consolidated	31,795	—	31,795	655	4,126	967	34,728

	2008						December 31, 2008
	Third party revenues	Intersegment revenues	Total revenues	Depreciation and amortization	Earnings before interest and taxes(1)	Capital expenditures(1)	Total assets(1)
	($ in millions)
Power Products	9,866	2,024	11,890	161	2,100	305	7,136
Power Systems	6,673	239	6,912	54	592	89	4,402
Automation Products	9,100	1,150	10,250	162	1,908	305	5,782
Process Automation	7,574	241	7,815	100	926	79	4,384
Robotics	1,612	30	1,642	20	9	28	910
Corporate and Other	87	1,606	1,693	164	(983)	365	10,397
Intersegment elimination	—	(5,290)	(5,290)	—	—	—	—
Discontinued operations	—	—	—	—	—	—	—

Consolidated	34,912	—	34,912	661	4,552	1,171	33,011

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 22—Operating segment and geographic data (Continued)

	2007						December 31, 2007
	Third party revenues	Intersegment revenues	Total revenues	Depreciation and amortization	Earnings before interest and taxes(1)	Capital expenditures(1)	Total assets(1)
	($ in millions)
Power Products	8,228	1,549	9,777	131	1,596	209	5,770
Power Systems	5,604	228	5,832	57	489	50	4,167
Automation Products	7,651	993	8,644	150	1,477	193	5,371
Process Automation	6,176	244	6,420	109	683	91	4,111
Robotics	1,389	18	1,407	21	79	14	821
Corporate and Other	135	1,429	1,564	129	(301)	192	10,629
Intersegment elimination	—	(4,461)	(4,461)	—	—	—	—
Discontinued operations	—	—	—	5	—	7	132

Consolidated	29,183	—	29,183	602	4,023	756	31,001

(1)
Earnings before interest and taxes, Capital expenditures and Total assets are after intersegment eliminations and therefore refer to third party activities and assets only.

Geographic information

	Revenues			Long-lived assets at December 31,
	2009	2008	2007	2009	2008	2007
	($ in millions)
Europe	13,093	15,815	13,322	2,776	2,455	2,358
The Americas	6,049	6,428	5,247	327	328	258
Asia	8,684	8,967	7,480	808	663	522
Middle East and Africa	3,969	3,702	3,134	161	116	108

	31,795	34,912	29,183	4,072	3,562	3,246

        Revenues have been reflected in the regions based on the location of the customer. China generated approximately 13 percent of the Company's total revenues in 2009, compared to 11 percent in both 2008 and 2007. The United States generated approximately 10 percent of the Company's total revenues in 2009, 2008 and 2007. Germany generated approximately 8 percent of the Company's total revenues in 2009, 2008 and 2007. More than 95 percent of the Company's total revenues were generated outside Switzerland in 2009, 2008 and 2007.

        Long-lived assets represent property, plant and equipment, net and are shown by location of the assets. Switzerland and Germany represented approximately 20 percent and 12 percent, respectively, of the Company's long-lived assets at December 31, 2009 and approximately 19 percent and 13 percent at December 31, 2008.

        The Company does not segregate revenues derived from transactions with external customers for each type or group of products and services. Accordingly, it is not practicable for the Company to present revenues from external customers by product and service type.

        Approximately 63 percent of the Company's employees are subject to collective bargaining agreements in various countries. Approximately one-third of these agreements will expire in 2010.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 22—Operating segment and geographic data (Continued)

Collective bargaining agreements are subject to various regulatory requirements and are renegotiated on a regular basis in the normal course of business.

Realignment of automation segments

        On November 27, 2009, the Company announced a reorganization of its automation segments to align their activities more closely with those of its customers.

        Effective January 1, 2010, the businesses in the Automation Products and Robotics segments have been regrouped into two new segments—the Discrete Automation and Motion segment, and the Low Voltage Products segment. The Process Automation segment remains unchanged except for the addition of the instrumentation business from the previous Automation Products segment.