Form 20-F
period 2010-12-31
ABB LTD
filed 2011-03-17
CIK 1091587

As filed with the Securities and Exchange Commission on March 17, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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

          Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one Registered Share Registered Shares, par value CHF 1.03	New York Stock Exchange New York Stock Exchange*

          Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

          Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

          Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 2,283,464,611 Registered Shares

          Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒    No ☐

          If this is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐    No ☒

          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

          Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒    No ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

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

FINANCIAL AND OTHER INFORMATION

        ABB Ltd has prepared its statutory unconsolidated financial statements in accordance with the Swiss Code of Obligations. The Consolidated Financial Statements of ABB Ltd, including the notes thereto, as of December 31, 2010 and 2009 and for each of the years in the three-year period ended December 31, 2010 (our Consolidated Financial Statements) have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP).

        In this Annual Report: (i) "$," "U.S. dollar" and "USD" refer to the lawful currency of the United States of America; (ii) "CHF" and "Swiss franc" refer to the lawful currency of Switzerland; (iii) "EUR" and "euro" refer to the lawful currency of the participating member states of the European Economic and Monetary Union (Eurozone); (iv) "SEK" and "Swedish krona" refer to the lawful currency of Sweden; (v) "GBP" and "pound sterling" refer to the lawful currency of the United Kingdom; (vi) "Indian rupee" refers to the lawful currency of India; and (vii) "Chinese renminbi" refers to the lawful currency of the People's Republic of China.

        Except as otherwise stated, all monetary amounts in this Annual Report are presented in U.S. dollars. Where specifically indicated, amounts in Swiss francs have been translated into U.S. dollars. These translations are provided for convenience only, and they are not representations that the Swiss franc could be converted into U.S. dollars at the rate indicated. These translations have been made using the twelve o'clock buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of December 30, 2010, unless otherwise indicated. The twelve o'clock buying rate for Swiss francs on December 30, 2010 was $1.00 = CHF 0.9369. The twelve o'clock buying rate for Swiss francs on March 11, 2011 was $1.00 = CHF 0.9276.

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

        By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the countries and industries in which we operate, may differ materially from those described in or suggested by the forward-looking statements contained in this Annual Report. In addition, even if our results of operations, financial condition and liquidity, and the development of the countries and industries in which we operate, are consistent with the forward-looking statements contained in this Annual Report, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause actual results to differ materially from our expectations are contained in cautionary statements in this Annual Report and include, without limitation, the following:

  •
  Our business is exposed to risks associated with the volatile global economic environment and political conditions.

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

  •
  Increased information technology (IT) security threats and more sophisticated and targeted computer crime could pose a risk to our systems, networks, products, solutions and services.

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

        Our selected financial data are presented in the following tables in accordance with U.S. GAAP and have been derived from our published Consolidated Financial Statements. Our Consolidated Financial Statements as of and for each of the years ended December 31, 2010, 2009, 2008, 2007 and 2006 were audited by Ernst & Young AG.

INCOME STATEMENT DATA(1):

($ in millions, except per share data in $)	2010	2009	2008	2007	2006
Total revenues	31,589	31,795	34,912	29,183	23,281
Total cost of sales	(22,060)	(22,470)	(23,972)	(20,215)	(16,537)
Gross profit	9,529	9,325	10,940	8,968	6,744
Selling, general and administrative expenses	(4,615)	(4,491)	(4,795)	(4,104)	(3,568)
Non-order related research and development expenses	(1,082)	(1,037)	(1,027)	(871)	(758)
Other income (expense), net	(14)	329	(566)	30	139
Earnings before interest and taxes	3,818	4,126	4,552	4,023	2,557
Interest and dividend income	95	121	315	273	147
Interest and other finance expense(2)	(173)	(127)	(349)	(383)	(307)
Income from continuing operations before taxes and cumulative effect of accounting change	3,740	4,120	4,518	3,913	2,397
Provision for taxes	(1,018)	(1,001)	(1,119)	(595)	(686)
Income from continuing operations before cumulative effect of accounting change, net of tax	2,722	3,119	3,399	3,318	1,711
Income (loss) from discontinued operations, net of tax(3)	10	17	(21)	586	(142)
Income before cumulative effect of accounting change, net of tax	2,732	3,136	3,378	3,904	1,569
Cumulative effect of accounting change, net of tax(2)	—	—	—	(49)	—
Net income	2,732	3,136	3,378	3,855	1,569
Net income attributable to noncontrolling interests	(171)	(235)	(260)	(244)	(179)
Net income attributable to ABB	2,561	2,901	3,118	3,611	1,390
Amounts attributable to ABB shareholders:
Income from continuing operations before cumulative effect of accounting change, net of tax	2,551	2,884	3,142	3,083	1,544
Net income	2,561	2,901	3,118	3,611	1,390
Basic earnings per share attributable to ABB shareholders:
Income from continuing operations before cumulative effect of accounting change, net of tax	1.12	1.26	1.37	1.37	0.73
Net income	1.12	1.27	1.36	1.60	0.65
Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations before cumulative effect of accounting change, net of tax	1.11	1.26	1.37	1.34	0.70
Net income	1.12	1.27	1.36	1.57	0.63
Weighted-average number of shares outstanding (in millions) used to compute:
Basic earnings per share attributable to ABB shareholders	2,287	2,284	2,287	2,258	2,128
Diluted earnings per share attributable to ABB shareholders	2,291	2,288	2,296	2,308	2,248

BALANCE SHEET DATA(1):

	December 31,
($ in millions)	2010	2009	2008	2007	2006
Cash and equivalents	5,897	7,119	6,399	4,650	4,198
Marketable securities and short-term investments	2,713	2,433	1,354	3,240	351
Total assets	36,295	34,728	33,011	30,841	24,922
Long-term debt	1,139	2,172	2,009	2,138	3,160
Total debt(4)	2,182	2,333	2,363	2,674	3,282
Capital stock and additional paid-in capital	1,454	3,943	4,841	5,780	4,514
Total stockholders' equity (including noncontrolling interests)	15,458	14,473	11,770	11,549	6,489

CASH FLOW DATA(1):

($ in millions)	2010	2009	2008	2007	2006
Net cash provided by operating activities	4,197	4,027	3,958	3,054	1,939
Net cash provided by (used in) investing activities	(2,747)	(2,172)	114	(2,291)	(694)
Net cash used in financing activities	(2,530)	(1,349)	(2,119)	(625)	(392)

(1)
Certain amounts reported in prior years have been reclassified to conform to the current year's presentation. These changes primarily relate to the presentation of non-order related research and development expenses as a separate line in the Consolidated Income Statements and the reclassification from investing activities to financing activities in the Consolidated Statements of Cash Flows of cash paid for the acquisition of noncontrolling interests.

(2)
In 2009, we adopted a new accounting standard that changed the accounting for convertible debt instruments that contained cash settlement features. Although we did not have any convertible debt instruments outstanding at December 31, 2009, 2008 and 2007, we adopted the provisions of this new standard on a retroactive basis to January 1, 2007, as they related to our 1 billion Swiss francs 3.5% convertible bonds (issued 2003) fully converted by bondholders in 2007. The impact on our Consolidated Income Statement in 2007 was (i) a loss of $49 million from the effect of the accounting change and (ii) a loss of $97 million from the conversion of bonds and amortization of discount, recorded in "Interest and other finance expense". As permitted under this standard, we elected to apply the provisions of the standard only to those convertible instruments outstanding at any time during the periods presented in our Consolidated Financial Statements as of and for the each of the three years ended December 31, 2009. Consequently, the provisions of this standard have not been applied to the above selected financial data for 2006.

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

DIVIDENDS AND DIVIDEND POLICY

        Payment of dividends is subject to general business conditions, ABB's current and expected financial condition and performance and other relevant factors including growth opportunities. ABB's current dividend policy is to pay a steadily rising, sustainable annual dividend over time.

        Dividends may be paid only if ABB Ltd has sufficient distributable profits from previous fiscal years or sufficient free reserves to allow the distribution of a dividend. In addition, at least 5 percent of ABB Ltd's annual net profits must be retained and booked as legal reserves (which is comprised of ordinary reserves, capital contribution reserve and reserve for own shares), unless these reserves already amount to 20 percent of ABB Ltd's share capital. As a holding company, ABB Ltd's main sources of income are dividend and interest from its subsidiaries. At December 31, 2010, of the CHF 12,493 million of stockholders' equity recorded in the unconsolidated statutory financial statements of ABB Ltd prepared in accordance with Swiss law, CHF 2,378 million was attributable to share capital, CHF 4,425 million was attributable to the capital contribution reserve (approximately 90 percent of which are available for distribution), CHF 532 million was attributable to the reserve for own shares, and CHF 5,158 million represents net income and retained earnings available for distribution.

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

        Dividends are usually due and payable no earlier than three trading days after the shareholders' resolution, and when paid by way of a nominal value reduction after a two month period from public calls to creditors and certain subsequent actions as required under Swiss law. Dividends not collected within five years after the due date accrue to ABB Ltd and are allocated to its other reserves. For information about the deduction of withholding taxes from dividend payments, see "Item 10. Additional Information—Taxation."

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

        With respect to the year ended December 31, 2006, ABB Ltd paid a dividend of CHF 0.24 (USD 0.20) per share. With respect to each of the years ended December 31, 2007 and 2008, ABB Ltd paid a dividend of CHF 0.48 (USD 0.46 for 2007 and USD 0.45 for 2008) and with respect to the year ended December 31, 2009, CHF 0.51 (USD 0.48 for 2009) per share. The dividends with respect to each of the years ended December 31, 2007, 2008 and 2009, were paid by way of a nominal value reduction (reduction in the par value of each share). The USD amounts for each of the foregoing dividend payments made in CHF have been translated using the average rates of the month in which the dividends were paid.

        With respect to the year ended December 31, 2010, ABB Ltd's board of directors has proposed to pay a dividend of CHF 0.60 per share out of the capital contribution reserve, subject to approval by shareholders at ABB's 2011 Annual General Meeting.

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

Our business is exposed to risks associated with the volatile global economic environment and political conditions.

        Adverse changes in economic or political conditions, both inside and outside the U.S., could have a material adverse effect on our business, financial condition, results of operations and liquidity. Volatility in the global financial markets continues to be at high levels. Volatile oil prices, equity market values, weakened consumer confidence, risks of increased inflation and deflation and increased unemployment rates have created fears of a severe recession. These disruptions may continue to have an ongoing adverse effect on the world economy. Continuing economic volatility and financial market disruptions may adversely impact the demand for our products and services. For example, the current lack of confidence and the shortage of credit in the financial markets may prevent our customers and suppliers from obtaining the financing required to pursue their business activities as planned, which may force them to modify, delay or cancel plans to purchase or supply our products or services. Payment terms, especially the level of advance payments in large orders, may become less favorable. In addition, if our customers do not generate sufficient revenue, or fail to obtain access to the capital markets, they may not be able to pay, or may delay payment of, the amounts they owe us. Customers with liquidity issues may lead to additional bad debt expense for us, which may adversely affect our results of operations and cash flows. We are also subject to the risk that the counterparties to our credit agreements and hedging transactions may go bankrupt if they suffer catastrophic demand on their liquidity that prevents them from fulfilling their contractual obligations to us.

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

        In addition, we are subject to the risks that our business operations in or with certain countries, including those identified by the U.S. government as state sponsors of terrorism, may be adversely affected by trade or economic sanctions or other restrictions imposed on these countries and that actual or potential investors that object to these business operations may adversely affect the price of our shares by disposing of, or deciding not to, purchase our shares.

Illegal behavior by any of our employees or agents could have a material adverse impact on our consolidated operating results, cash flows, and financial position as well as on our reputation and our ability to do business.

        Certain of our employees or agents have taken, and may in the future take, actions that violate or are alleged to violate the U.S. Foreign Corrupt Practices Act of 1977 (FCPA), legislation promulgated pursuant to the 1997 Organisation for Economic Co-operation and Development (OECD) Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, applicable antitrust laws and other applicable laws or regulations. For more information regarding investigations of past actions taken by certain of our employees, see "Item 8. Financial Information—Legal Proceedings." Such actions have resulted, and in the future could result, in governmental investigations, enforcement actions and civil and criminal penalties, including monetary penalties and other sanctions. It is possible that any governmental investigation or enforcement action arising from such matters could conclude that a violation of applicable law has occurred and the consequences of any such investigation or enforcement action may have a material adverse impact on our consolidated operating results, cash flows and financial position. In addition, such actions, whether actual or alleged, could damage our reputation and ability to do business.

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

        A significant amount of our operations is conducted in the emerging markets of Latin America, Asia, the Middle East and Africa. In 2010, approximately 50 percent of our consolidated revenues were generated from these emerging markets. Operations in emerging markets can present risks that are not encountered in countries with well-established economic and political systems, including:

  •
  economic instability, which could make it difficult for us to anticipate future business conditions in these markets, cause delays in the placement of orders for projects that we have been awarded and subject us to volatile geographic markets,

  •
  political or social instability, such as the recent political unrest in Egypt and Libya, which could make our customers less willing to make cross-border investments in such regions and could complicate our dealings with governments regarding permits or other regulatory matters, local businesses and workforces,

  •
  boycotts and embargoes that may be imposed by the international community on countries in which we operate could adversely affect the ability of our operations in those countries to obtain the materials necessary to fulfill contracts and our ability to pursue business or establish operations in those countries,

  •
  foreign state takeovers of our facilities in these countries,

  •
  significant fluctuations in interest rates and currency exchange rates,

  •
  the imposition of unexpected taxes or other payments on our revenues in these markets,

  •
  the ability to obtain financing and/or insurance coverage from export credit agencies, and

  •
  the introduction of exchange controls and other restrictions by foreign governments.

        Additionally, political and social instability resulting from increased violence in certain countries in which we do business has raised concerns about the safety of our personnel. These concerns may hinder our ability to send domestic personnel abroad and to hire and retain local personnel. Such concerns may require us to increase security for personnel traveling to such facilities or to conduct more operations from our other facilities rather than from facilities located in these political and socially unstable countries, which may negatively impact our operations and result in higher costs and inefficiencies.

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

        We derive a portion of our revenues from long-term, fixed price or turnkey projects that are awarded on a competitive basis and can take many months, or even years, to complete. Such contracts involve substantial risks, including the possibility that we may underbid and the fact that we typically assume substantially all of the risks associated with completing the project and the post-completion warranty obligations. These risks include the project's technical risk, meaning that we must tailor our products and systems to satisfy the technical requirements of a project even though, at the time we are awarded the project, we may not have previously produced such a product or system. The revenue, cost and gross profit realized on such contracts can vary, sometimes substantially, from our original projections because of changes in conditions, including but not limited to:

  •
  unanticipated technical problems with the equipment being supplied or developed by us which may require us to incur incremental expenses to remedy the problem,

  •
  changes in the cost of components, materials or labor,

  •
  difficulties in obtaining required governmental permits or approvals,

  •
  project modifications that create unanticipated costs,

  •
  delays caused by local weather and geological conditions, including natural disasters,

  •
  customer delays,

  •
  shortages of construction equipment,

  •
  changes in law or government policy,

  •
  supply bottlenecks, especially of key components, and

  •
  suppliers', subcontractors' or consortium partners' failure to perform.

        These risks are exacerbated if the duration of the project is extended because then there is an increased risk that the circumstances upon which we originally bid and quoted a price change in a manner that increases our costs. In addition, we sometimes bear the risk of delays caused by unexpected conditions or events. Our project contracts often make us subject to penalties if we cannot complete portions of the project in accordance with agreed-upon time limits and guaranteed performance levels.

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

        Currency Transaction Risk.    Currency risk exposure also affects our operations when our sales are denominated in currencies that are different from those in which our manufacturing or sourcing costs are incurred. In this case, if after the parties agree on a price, the value of the currency in which the price is to be paid were to weaken relative to the currency in which we incur manufacturing or sourcing costs, there would be a negative impact on the profit margin for any such transaction. This transaction risk may exist regardless of whether or not there is also a currency translation risk as described above.

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

        The principal competitors for our automation technology products, systems and services include Emerson, Honeywell, Invensys, Schneider and Siemens. We primarily compete with Areva, Schneider and Siemens in sales of our power technology products and systems. All of our primary competitors are sophisticated companies with significant resources that may develop products and services that are superior to our products and services or may adapt more quickly than we do to new technologies, industry changes or evolving customer requirements. We are also facing increased competition from competitors in emerging markets, which may give rise to increased pressure to reduce our prices. Our failure to anticipate or respond quickly to technological developments or customer requirements could adversely affect our business, results of operations, financial condition and liquidity.

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

        Our customer base also is undergoing consolidation. Consolidation within our customers' industries (such as the marine and cruise industry, the automotive, aluminum, steel, pulp and paper, pharmaceutical industries and the oil and gas industry) could affect our customers and their relationships with us. If one of our competitors' customers acquires any of our customers, we may lose that business. Additionally, as our customers become larger and more concentrated, they could exert pricing pressure on all suppliers, including us. For example, in an industry such as power transmission, which historically has consisted of large and concentrated customers such as utilities, price competition can be a factor in determining which products and services will be selected by a customer.

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

        We operate in approximately 100 countries around the world and, as of December 31, 2010, employed approximately 116,500 people. As of December 31, 2010, approximately 50 percent of our employees were located in Europe, approximately 15 percent in the Americas, approximately 27 percent in Asia and approximately 8 percent in the Middle East and Africa. In order to manage our day-to-day operations, we must overcome cultural and language barriers and assimilate different business practices. In addition, we are required to create compensation programs, employment policies and other administrative programs that comply with the laws of multiple countries. We also must communicate and monitor group-wide standards and directives across our global network. Our failure to manage successfully our geographically diverse operations could impair our ability to react quickly to changing business and market conditions and to enforce compliance with group-wide standards and procedures.

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

        Our success depends in part on our continued ability to hire, assimilate and retain our highly qualified personnel, particularly our senior management team and key employees. Competition for highly qualified management and technical personnel remains intense in the industries and regions in which we operate. If we are unable to attract and retain members of our senior management team and key employees this could have an adverse effect on our business.

Anticipated benefits of mergers, acquisitions, joint ventures or strategic alliances may not be realized.

        As part of our overall strategy, we may, from time to time, merge with or acquire businesses or interests in businesses, including noncontrolling interests, or form joint ventures or create strategic alliances. Whether we realize the anticipated benefits from these transactions depends, in part, upon the integration between the businesses involved, the performance and development of the underlying products, capabilities or technologies, our correct assessment of assumed liabilities and the management of the transacted operations. Accordingly, our financial results could be adversely affected from unanticipated performance and liability issues, transaction-related charges, amortization related to intangibles, charges for impairment of long-term assets and partner performance. Although we believe that we have established appropriate and adequate procedures and processes to identify and mitigate these risks, there is no assurance that these transactions will be successful.

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

Increased information technology (IT) security threats and more sophisticated and targeted computer crime could pose a risk to our systems, networks, products, solutions and services.

        We have observed a global increase in IT security threats and more sophisticated and targeted computer crime, which pose a risk to the security of systems and networks and the confidentiality, availability and integrity of our data. While we attempt to mitigate these risks by employing a number of measures, including employee training, comprehensive monitoring of our networks and systems, and maintenance of backup and protective systems such as firewalls and virus scanners, our systems, networks, products, solutions and services remain potentially vulnerable to attacks. Depending on their nature and scope, such attacks could potentially lead to the compromising of confidential information, improper use of our systems and networks, manipulation and destruction of data, defective products, production downtimes and supply shortages, which in turn could adversely affect our reputation, competitiveness and results of operations.

Item 4.    Information on the Company

INTRODUCTION

About ABB

        We are a global leader in power and automation technologies aimed at improving performance and lowering the environmental impact for our utility and industrial customers. We provide a broad range of products, systems, solutions and services that are designed to improve power grid reliability, increase industrial productivity and enhance energy efficiency. Our power businesses focus on power transmission, distribution and power-plant automation and serve electric, gas and water utilities, as well as industrial and commercial customers. Our automation businesses serve a full range of industries with measurement, control, protection and process optimization applications.

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

        In January 1988, Asea AB and BBC Brown Boveri AG each contributed almost all of their businesses to the newly formed ABB Asea Brown Boveri Ltd, of which they each owned 50 percent. In 1996, Asea AB was renamed ABB AB and BBC Brown Boveri AG was renamed ABB AG. In February 1999, the ABB Group announced a group reconfiguration designed to establish a single parent holding company and a single class of shares. ABB Ltd was incorporated on March 5, 1999, under the laws of Switzerland. In June 1999, ABB Ltd became the holding company for the entire ABB Group. This was accomplished by having ABB Ltd issue shares to the shareholders of ABB AG and ABB AB, the two companies that formerly owned the ABB Group. The ABB Ltd shares were exchanged for the shares of those two companies, which, as a result of the share exchange and certain related transactions, became wholly-owned subsidiaries of ABB Ltd. ABB Ltd shares are currently listed on the SIX Swiss Exchange, the NASDAQ OMX Stockholm Exchange and the New York Stock Exchange (in the form of American Depositary Shares).

Organizational structure

        Our business is international in scope and we generate revenues in numerous currencies. We operate in approximately 100 countries and have structured our global organization into four regions: Europe, the Americas, Asia, and the Middle East and Africa (MEA). We are headquartered in Zurich, Switzerland.

        We manage our business based on a divisional structure. As of January 1, 2010, our automation divisions—primarily the former Automation Products and Robotics divisions—were reorganized to align their activities more closely with those of our customers, in order to better capture growth opportunities in service, expand our presence in the discrete manufacturing sector and better respond to the increasing demand for energy efficient solutions. Under the realignment, the Automation Products division and the Robotics division were regrouped into two new divisions—the Discrete Automation and Motion division and the Low Voltage Products division. The Process Automation division remained unchanged except for the addition of the instrumentation business from the Automation Products division. Consequently, in 2010, our business comprised five divisions: Power Products, Power Systems, Discrete Automation and Motion, Low Voltage Products and Process Automation. For a breakdown of our consolidated revenues (i) by operating division and (ii) derived from each geographic region in which we operate, see "Item 5. Operating and Financial Review and Prospects—Analysis of Results of Operations—Revenues."

        Our principal corporate offices are located at Affolternstrasse 44, CH-8050 Zurich, Switzerland, telephone number +41-43-317-7111. Our agent for U.S. federal securities law purposes is ABB Holdings Inc., located at 12040 Regency Parkway, Suite 200, Cary, North Carolina 27518.

BUSINESS DIVISIONS

Industry Background

        Our five divisions operate across two key markets: the power market and the automation market. Revenue figures presented in this Business Divisions section are before interdivisional eliminations.

  Power Market

        The power market uses products, systems and services designed primarily to deliver electricity. Electricity is generated in power stations and is then fed into an electricity grid, through which it is transmitted and distributed to consumers. The parts of an electricity grid that operate at the highest voltages (110 kilovolts and above) are "transmission" systems, while those that operate at lower voltages (below 110 kilovolts) are "distribution" systems. Transmission systems link power generation sources to distribution systems, often over long distances. Distribution systems then branch out over shorter distances to carry electricity from the transmission system to end users. These electricity networks incorporate sophisticated devices to control and monitor operations and to prevent damage from failures or stresses.

        The primary demand drivers in the power market are the growing need for reliable electricity supplies to support economic growth in all parts of the world, and the global climate change challenge which has created increased demand for renewable energy and high-efficiency power systems and equipment. Additional drivers vary by region. In North America the focus is on replacing aged infrastructure and improving grid reliability. In Europe the focus is on replacing aged infrastructure, integrating renewable energy sources, such as wind power, into existing grids, and connecting grids between countries to allow energy trading and more efficient use of existing power generation capacity. In both North America and in Europe, improving energy efficiency also stimulates power investment. In the Middle East, a high level of investments is driven by large infrastructure projects and the related need for electricity. In emerging markets, including most parts of Asia, there is a need for electricity grid increases to cope with rising energy needs.

        Furthermore, as more disturbance-sensitive loads, such as data processing and telecommunications, have been added to networks, demand has increased for reliable, high-quality electricity and technologies that allow utility customers, for example, to automate their grids, service their power assets remotely, measure and process consumption and load data and store electrical energy to compensate power outages. Power suppliers can achieve this efficiency and reliability in a number of ways, including the following:

  •
  replacing and modernizing assets and investing in information technology-based control and monitoring equipment and communications networks to control and supervise power networks based on real-time access to information,

  •
  upgrading current technologies and introducing new technologies to improve network reliability, increase network power ratings and enhance the control of power flow through existing transmission and distribution assets,

  •
  developing new power transmission systems to link power generation sources with distant load centers or to link neighboring power grids in order to optimize existing power generation capacity across borders, and

  •
  developing energy trading systems.

        We strive to meet these customer needs through our two power divisions—Power Products and Power Systems—which are discussed in more detail below.

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

  •
  Factory automation refers to discrete operations that manufacture individual items in applications such as foundry, metal fabrication, packaging, welding and painting. Typical industries where factory automation is used include automotive, consumer electronics and food and beverage. Product lines for this market include robots and application equipment, product and system services and modular manufacturing solutions, as well as motors, drives, and low voltage products for control and power applications.

  •
  Building automation comprises product lines and applications aimed at improving the energy efficiency of buildings through automated control of indoor climate, lighting and security. Product lines for this market include a wide range of low-voltage products.

        Our three automation divisions—Process Automation, Discrete Automation and Motion, and Low Voltage Products—serve these markets through a global production, engineering and service base. These divisions are discussed in more detail below.

Power Products Division

  Overview

        Our Power Products division primarily serves electric utilities, as well as gas and water utilities and industrial and commercial customers, with a broad range of products and services to facilitate power generation, transmission and distribution. Direct sales account for a majority of the division's total product sales, and sales through external channel partners, such as wholesalers, distributors and original equipment manufacturers (OEMs), account for the remainder. Key technologies include high- and medium-voltage switchgear, circuit breakers for a range of current ratings and voltage levels, power, distribution, traction and other special transformers, as well as products to help control electrical networks. The division had approximately 32,500 employees as of December 31, 2010 and generated $10.2 billion of revenues in 2010.

  The Power Products Division

        Our Power Products division manufactures products that can be placed in three broad categories: high-voltage products, medium-voltage products and transformers. The division sells primarily to utilities and also through channels such as distributors, wholesalers, installers and OEMs. Some of the division's products are also integrated into the turnkey offerings of the Power Systems and Process Automation divisions or sold through engineering, procurement and construction (EPC) firms.

        The transformers business of the division designs and manufactures power transformers (72.5 to 1,000 kilovolts) for utility and industrial customers as well as transformer components and insulation material, such as bushings and tap changers. Generator transformers are used in power generation to increase power voltage from a power plant and enable transmission over long-distances with low losses. It also manufactures a wide range of distribution transformers (up to 72.5 kilovolts) for use in the power distribution sector, industrial facilities and commercial buildings. These transformers are designed to step down electrical voltage bringing it to consumption levels. They can be oil or dry-type and, although oil-type transformers are more commonly used, demand for dry-type transformers is growing because they minimize fire hazards and have applications in high-density office buildings, windmills, offshore drilling platforms, marine vessels and large industrial plants. The business also produces traction transformers for use in electric locomotives and other special application transformers. It also offers a wide range of service and retrofit solutions for utilities and industry customers.

        The high voltage products business provides high-voltage equipment, ranging from 50 to 1,000 kilovolts, mainly to serve power transmission utilities. This equipment primarily enables the transmission grid to operate more reliably and efficiently, minimizing environmental impact at the same time—all significant focus areas for our customers and the power sector. As part of its portfolio, this business designs and manufactures a range of air- and gas-insulated switchgear, capacitors, high-voltage circuit breakers, surge arresters, instrument transformers, cable accessories and a variety of high voltage components.

        The medium-voltage business offers products and solutions that largely serve the power distribution sector, often serving as the link between high voltage transmission systems and lower voltage users. Medium-voltage products help utility and industrial customers to improve power quality and control, reduce outage time and enhance operational reliability and efficiency. This business reaches customers directly and through distributors and OEMs with a comprehensive line of medium-voltage equipment (1 to 50 kilovolts), including products such as indoor and outdoor circuit breakers, reclosers, fuses, contactors, instrument transformers, sensors, motor control centers, ring main units for primary and secondary distribution, as well as a range of air- and gas-insulated switchgear. It also produces indoor and outdoor modular systems and other solutions to facilitate power distribution.

  Customers

        The Power Products division's principal customers are electric utilities. This includes owners and operators of power generating plants as well as power transmission and distribution networks. Other customers include gas, water and other utilities and industrial and commercial customers, including operators of heavy industrial plants and large commercial buildings.

  Sales and Marketing

        The Power Products division sells its products individually and as part of larger systems through our Power Systems and Process Automation divisions. Direct sales account for a majority of the division's business but a significant amount of products also go through external channel partners, such as wholesalers, distributors, system integrators, EPCs and OEMs. As the Power Products and Power Systems divisions share many of the same customers and technologies and are influenced by similar market drivers, they also have a common front-end sales organization that helps maximize market synergies across countries and regions.

  Competition

        On a global basis, the main competitors for the Power Products division are Siemens, Alstom (which also includes the former transmission portfolio of Areva), and Schneider Electric (which also includes the former distribution portfolio of Areva). The division also faces global competition specific to particular products from South Korean, Chinese, Indian and Brazilian companies. It also competes in specific geographies with companies such as Cooper, Eaton Corporation, Hyundai, Hyosung, Crompton Greaves, Larsen and Toubro, and Bharat Heavy Electricals.

  Capital Expenditure

        The Power Products division's capital expenditures for property, plant and equipment totaled $200 million in 2010, compared to $272 million and $305 million in 2009 and 2008, respectively. Principal investments in 2010 were in China, Sweden, Germany and the Unites States. Geographically, in 2010, Europe represented 52 percent of the capital expenditures, followed by Asia (20 percent), the Americas (20 percent) and the Middle East and Africa (8 percent).

Power Systems Division

  Overview

        Our Power Systems division serves utilities, industrial and commercial customers with system solutions and services for the generation, transmission and distribution of electricity. Turnkey solutions include power plant electrification and automation, bulk power transmission, substations and network management. The division had approximately 17,300 employees in more than 80 countries as of December 31, 2010 and generated $6.8 billion of revenues in 2010.

  The Power Systems Division

        Our Power Systems division delivers solutions through four businesses: power generation, grid systems, substations and network management, primarily serving utilities and EPC companies. The scope of work in a typical turnkey contract includes design, system engineering, supply, installation, commissioning and testing of the system. As part of the business model, the Power Systems division integrates products from both the Power Products division and external suppliers.

        Our power generation business is a leading provider of integrated power and automation solutions for all types of power generation plants, including coal, gas, combined-cycle, nuclear, waste-to-energy and a range of renewables including hydro, solar, and bio-mass. With an extensive offering that includes electrical balance of plant and instrumentation and control systems, ABB technologies help optimize performance, improve reliability, enhance efficiency and minimize environmental impact throughout the plant life-cycle. The business also serves the water industry, including applications such as pumping stations and desalination plants.

        As part of the grid systems business, ABB provides a comprehensive offering of alternating current (AC) and direct current (DC) transmission systems, which help customers to reduce transmission losses, maximize efficiency and improve grid reliability. ABB pioneered HVDC (high-voltage direct current) technology more than 50 years ago. HVDC technology is designed for high-efficiency power transmission via overhead transmission lines and underground or submarine cables. HVDC is also widely used for grid interconnections. HVDC Light®, a more compact form of ABB's classic HVDC technology, is ideal for linking offshore installations, such as wind farms or oil and gas platforms, to mainland grids. It is used to overcome limitations of distance and grid incompatibility, while ensuring robust performance and minimal electrical losses. The environmental benefits of HVDC Light®, include neutral electromagnetic fields, oil-free cables and compact converter stations.

        Also part of the grid systems offering, FACTS (flexible alternating current systems) technologies improve power quality and can significantly increase the capacity of existing AC transmission lines—by as much as 50 percent—while maintaining or improving the system's reliability. FACTS technologies also boost transmission efficiency, relieve bottlenecks and can be used for the safe integration of unpredictable power sources, such as wind and solar, into the grid. By enhancing the capacity of existing transmission infrastructure, FACTS solutions can alleviate the need for capital investment, reducing the time, cost and environmental impact associated with the construction of new generating facilities and transmission lines. By improving efficiency, FACTS technologies help to deliver more power to consumers, reducing the need for more electricity generation, improving power supply and quality. ABB has more than 700 FACTS installations in operation or under construction around the world.

        ABB also offers a comprehensive range of land and submarine cables through its grid systems business, as well as accessories and services for a range of applications from medium- to high-voltage AC and DC systems. The portfolio includes high-performance XLPE (cross-linked polyethylene) insulated cables for high efficiency transmission systems at voltages up to 500 kilovolts. ABB has delivered more than 7,000 kilometers of XLPE cables for voltages in excess of 100 kilovolts for projects around the world. When it comes to transmission grid solutions, ABB manufactures its own power semiconductors, which is a key enabler for HVDC, FACTS and other technologies, serving a range of industries including transportation and wind.

        Substations are key installations in the power grid that facilitate the efficient transmission and distribution of electricity. They perform the vital function of monitoring and controlling power flows, feeding power from generating stations into the grid and providing the link between transmission and distribution networks as well as end consumers. ABB has successfully delivered air- and gas-insulated substations in all kinds of environments, from deserts and mountains to offshore rigs and crowded city centers. ABB's substation automation offering is compliant with IEC 61850, the open communication standard, which provides a common framework for substation control and protection and facilitates interoperability across devices and systems. ABB's substation offering covers a range of voltage levels up to 1,100 kilovolts.

        ABB's network management business offers solutions to help manage power networks. The offering covers network management and utility communications solutions to monitor, control, operate and protect power systems. These solutions are designed to ensure the reliability of electricity supplies and enable real-time management of power plants, transmission grids, distribution networks and energy trading markets. The portfolio includes control and protection systems for power generation, transmission and distribution, supervisory control and data acquisition (SCADA) systems, as well as software solutions for central electricity markets and mixed utilities (electricity, district heating, gas and water). The portfolio also includes wireless and fixed communication systems for power, water and gas utilities, including both operational and corporate communication networks. It includes fiber optics, microwave radio and power line applications for data networking and broadband network management, as well as teleprotection and substation communication networks and voice switching management systems.

        Network management systems are a key smart-grid component enabling highly automated power systems to incorporate and manage centralized and distributed power generation, intermittent sources of renewable energy, real-time pricing and load-management data. With the recent addition of Ventyx, ABB provides an end-to-end software offering in addition to a comprehensive range of operational technologies—a valuable combination for the development of smart grids.

        In addition, the Power Systems division offers a range of services aimed at optimizing operations and reducing maintenance requirements of customers, across the value chain. These services range from support agreements and retrofits to spare parts, service, consulting and training. The division also undertakes analyses and design of new transmission and distribution systems as well as asset optimization based on technical, economic and environmental considerations.

  Customers

        The Power Systems division's principal customers include power generation utilities and companies, transmission and distribution utilities, owners and operators as well as industrial and commercial customers. Other customers include gas and water utilities including multi-utilities, which are involved in the transmission or distribution of more than one commodity.

  Sales and Marketing

        The Power Systems division sells its offering primarily through a direct sales force of specialized sales engineering teams. Some sales are also handled through third-party channels, such as EPC firms, OEMs and system integrators. As the Power Products and Power Systems divisions share many of the same customers and technologies and are influenced by similar market drivers, they also have a common front-end sales organization that helps maximize market synergies across countries and regions.

  Competition

        On a global basis, the Power Systems division faces competition mainly from Siemens and Alstom (which also includes the former transmission portfolio of Areva). Emerson Electric, General Electric and Invensys are additional competitors seen in parts of the business. The division also faces competitors from emerging countries in specific regions.

  Capital Expenditure

        The Power Systems division's capital expenditures for property, plant and equipment totaled $119 million in 2010, compared to $131 million and $89 million in 2009 and 2008, respectively. Principal investments in 2010 were related to capacity expansion in our semiconductor and cable facilities in Switzerland and Sweden, respectively, primarily related to machinery and equipment. Geographically, in 2010, Europe represented 87 percent of the capital expenditures, followed by the Middle East and Africa (6 percent), the Americas (5 percent) and Asia (2 percent).

Discrete Automation and Motion Division

  Overview

        The Discrete Automation and Motion division's offering covers a wide range of products and services including drives, motors, generators, power electronics systems, rectifiers, power quality products, photovoltaic inverters, programmable logic controllers (PLCs), and robots. These products help customers to improve productivity, save energy, improve quality, and generate energy from renewable sources. Key applications include energy conversion, data acquisition and processing, actuation, automation, standardized manufacturing cells for applications such as machine tending, welding, cutting, painting, finishing and packing, and engineered systems for the automotive industry. The majority of these applications are for industrial applications, with others provided for building construction, rail transportation, and utilities. The division also provides a full range of life-cycle services, from product and system maintenance to system design, including energy appraisals and preventive maintenance services.

        Revenues are generated both from direct sales to end users as well as from indirect sales through distributors, machine builders and OEMs, system integrators, and panel builders.

        The Discrete Automation and Motion division had approximately 18,300 employees worldwide as of December 31, 2010, and generated $5.6 billion of revenues in 2010 through sales activities in more than 100 countries. In January 2011, ABB completed the acquisition of Baldor Electric Company (Baldor), a North American leader in industrial motors, based in Fort Smith, Arkansas, U.S.A. Baldor, which is being integrated into the Discrete Automation and Motion division, reported net sales in 2009 of approximately $1.5 billion and employed approximately 7,000 people.

  The Discrete Automation and Motion division

        The Discrete Automation and Motion division provides low-voltage and medium-voltage AC drive products and systems for industrial, commercial and residential applications. Drives provide motion and torque while adding control and efficiency to equipment such as fans, pumps, compressors, conveyors, kilns, centrifuges, mixers, hoists, cranes, extruders, printing machinery and textile machines. Our drives are used in the building automation, marine, power, transportation and manufacturing industries, among others.

        The division also produces a range of power electronics products. These include static excitation and synchronizing systems that provide stability for power stations, as well as high power rectifiers that convert AC power to DC power for very high-amperage applications such as furnaces in zinc plants and aluminum and magnesium smelters. The division also manufactures frequency converters that use semiconductor technology to convert electrical power into the type and frequency required by individual customers.

        Further, the division supplies a comprehensive range of electrical motors and generators, including high-efficiency motors that conform to leading environmental and efficiency standards. Efficiency is an important criterion for selection by customers, because electric motors account for nearly two-thirds of the electricity consumed by industrial plants. The Discrete Automation and Motion division manufactures synchronous motors for the most demanding applications and a full range of low and high-voltage induction motors.

        The Discrete Automation and Motion division offers robot products, systems and services for the automotive manufacturers and their sub-suppliers as well as for general manufacturing industries, to improve product quality, productivity and consistency in manufacturing processes. Robots are also used in inhospitable environments which may be hazardous to employee health and safety, such as repetitive lifting, cold rooms or painting booths. In the automotive industry, the robot products and systems are used in such areas as press shop, body shop, paint shop, power train assembly, trim and final assembly. General industry segments in which robotics solutions are used range from metal fabrication, foundry, plastics, food and beverage, chemicals and pharmaceuticals to consumer electronics, solar and wood. Typical general industry applications include welding, material handling, painting, picking, packing and palletizing.

        The division also offers services that complement its products, including design and project management, engineering, installation, training and life-cycle care, energy appraisals and preventive maintenance.

  Customers

        The Discrete Automation and Motion division serves a wide range of customers. Customers include machinery manufacturers, process industries such as pulp and paper, oil and gas and metals and mining companies, rail equipment manufacturers, discrete manufacturing companies, utilities and renewable energy suppliers, particularly in the wind and solar sectors, as well as customers in the automotive industry.

  Sales and Marketing

        Sales are made both through direct sales forces as well as through third-party channel partners, such as distributors, wholesalers, installers, machine builders and OEMs, system integrators, and panel builders. The proportion of direct sales compared to channel partner sales varies among the different industries, product technologies and geographic markets.

  Competition

        The Discrete Automation and Motion division's principal competitors vary by product line but include Alstom, Fanuc Robotics, Kuka Robot Group, Rockwell, Schneider, Siemens, Yaskawa, and WEG Industries.

  Capital Expenditures

        The Discrete Automation and Motion division's capital expenditures for property, plant and equipment totaled $98 million in 2010, compared to $119 million and $148 million in 2009 and in 2008, respectively. Principal investments in 2010 were primarily related to ongoing replacements of machinery and equipment, mainly in China and Finland. Geographically, in 2010, Europe represented 60 percent of the capital expenditures, followed by Asia (26 percent), the Middle East and Africa (9 percent) and the Americas (5 percent).

Low Voltage Products Division

  Overview

        The Low Voltage Products division helps customers to improve productivity, save energy and increase safety. The division offers a wide range of products and systems, with related services, that provide protection, control and measurement for electrical installations, enclosures, switchboards, electronics and electromechanical devices for industrial machines and plants. The main applications are in industry, building, infrastructures, rail and sustainable transportation, renewable energies and e-mobility applications.

        The Low Voltage Products division had approximately 19,800 employees worldwide as of December 31, 2010, and generated $4.6 billion of revenues in 2010 through sales activities in more than 100 countries.

        A majority of the division's revenues comes from sales through distributors, wholesalers, OEMs, system integrators, and panel builders, although a portion of the division's revenues comes from direct sales to end users and utilities.

  The Low Voltage Products Division

        The Low Voltage Products division offering covers a wide range of products and services including low voltage switchgears, breakers, switches, control products, DIN-rail components, automation and distribution enclosures, wiring accessories and installation material for any kind of application.

        The division offers solutions for restoring service rapidly in case of a fault and providing optimum protection of the electrical installation. The product offering ranges from miniature circuit-breakers to high-capacity molded-case and air circuit-breakers, and includes safety switches used for power distribution in factories and buildings, fuse gear systems for short circuit and overload protection as well as cabling and connection components.

        The Low Voltage Products division also offers terminal blocks and printed circuit board connectors used by panel builders and OEMs to produce standard distribution and control panels as well as specialized applications in industries such as traction, energy, maritime, explosive atmospheres or electronics. In addition, the division offers a range of contactors, soft starters, starters, proximity sensors, safety products for industrial protection, limit switches, manual motor starters, along with electronic relays and overload relays.

        The division provides smart home and intelligent building control systems, also known as KNX protocol, a complete system for all energy reducing building application areas such as lighting and shutters, heating, ventilation, cooling and security. In addition, the division's IEC (International Electrotechnical Commission) and NEMA (National Electrical Manufacturers Association) compliant switchgear technology integrates intelligent motor and feeder control solutions to enhance protection, digital control, condition monitoring and plant wide data access by process control systems, electrical control systems and other plant computers.

        The Low Voltage Products Division has also developed a range of products for new markets, such as those used by electric vehicles (e-mobility) and in photovoltaic, solar and wind applications. These include energy meters, switch-disconnectors, residual current-operated circuit-breakers, interface relays and other products designed for outdoor installation.

  Customers

        The Low Voltage Products division serves a wide range of customers, including residential and commercial building contractors, process industries, rail equipment manufacturers, manufacturing companies, utilities and renewable energy suppliers, particularly in the wind and solar sectors.

  Sales and Marketing

        Sales are made both through direct sales forces as well as through third-party channel partners, such as distributors, wholesalers, installers, machine builders and OEMs, system integrators, and panel builders. The proportion of direct sales compared to channel partner sales varies among the different industries, product technologies and geographic markets.

  Competition

        The Low Voltage Products division's principal competitors vary by product line but include Eaton Corporation, Legrand, Mitsubishi, Schneider, Siemens, Leviton and Rittal.

  Capital Expenditures

        The Low Voltage Products division's capital expenditures for property, plant and equipment totaled $100 million in 2010, compared to $150 million and $174 million in 2009 and 2008, respectively. Principal investments in 2010 included replacement of existing equipment in Germany and Italy and capacity expansion in China. Geographically, in 2010, Europe represented 72 percent of the capital expenditures, followed by Asia (20 percent), the Middle East and Africa (7 percent) and the Americas (1 percent).

Process Automation Division

  Overview

        The Process Automation division provides products, systems, and services for the automation and optimization of industrial processes. Our main offerings are process automation, plant electrification and quality control systems, analytical measurement devices, turbochargers and marine propulsion systems. Our key end markets are the oil and gas, pulp and paper, metals and minerals, chemicals and pharmaceuticals, turbocharging and marine industries. The division had approximately 26,700 employees as of December 31, 2010, and generated revenues of $7.4 billion in 2010.

        The Process Automation division offers its products both as separately sold devices and as part of a total automation system. Our technologies are marketed both through direct sales forces and third party channels.

  The Process Automation Division

        The Process Automation division offers integrated process control and instrumentation systems, plant electrification systems, information management systems and industry-specific application knowledge for a variety of industries, primarily pulp and paper, minerals and mining, metals, chemicals and pharmaceuticals, oil and gas, turbocharging, power and the marine industry. Some of the Discrete Automation and Motion, Power Products and Low Voltage Products divisions' products are integrated into the offering of the Process Automation division.

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

        The division's offering focuses on Open Control Systems, including batch control systems, supervisory control and data acquisition systems, and, to a lesser extent, programmable logic controls and remote terminal units.

        Batch control systems control the production of a variety of products in shorter runs, such as certain pharmaceutical and food and beverage products. Supervisory control and data acquisition systems are used to collect and manage data over wide areas or long distances such as those involved in operating electric power networks.

        A key element of this division's product offering is its System 800xA process automation platform. This product extends the capability of traditional process control systems, introducing advanced functions such as batch management, asset optimization and field device integration which "plug in" to a common user environment. The same user interface may also be used to manage components of existing multiple ABB control systems that have been installed in the market over approximately the past 20 years. In this way, System 800xA gives customers a way to migrate to new functions one step at a time, rather than having to make a large-scale capital investment to replace their entire control system. By creating a common user interface that can be used to manage multiple systems, the System 800xA also reduces the research and development investment needed to achieve a "one size fits all" solution across our large installed systems base. The division also offers a full line of instrumentation and analytical products to actuate, measure, record and control industrial and power processes.

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

  Competition

        The Process Automation division's principal competitors vary by industry or product line but include Emerson, Honeywell, Invensys, Metso Automation, Rockwell, Schneider, Siemens, Voith, Aspen Technologies, and Yokogawa Electric Corporation.

  Capital Expenditures

        The Process Automation division's capital expenditures for property, plant and equipment totaled $76 million in 2010, compared to $99 million and $90 million in 2009 and 2008, respectively. Principal investments in 2010 were to our turbocharging production facilities in Switzerland and China, our pulp and paper business in China, and our oil and gas business in Algeria. Geographically, in 2010, Europe represented 66 percent of the capital expenditures, followed by Asia (19 percent), the Americas (9 percent) and the Middle East and Africa (6 percent).

CAPITAL EXPENDITURES

        Total capital expenditures for property, plant and equipment including intangible assets not acquired through a business combination amounted to $840 million, $967 million and $1,171 million in 2010, 2009 and 2008, respectively. Compared to the corresponding depreciation expense of the respective year, capital expenditures were 20 percent higher in 2010, 48 percent higher in 2009 and 77 percent higher in 2008.

        Due to the current geographic distribution of our production facilities, capital expenditures in 2010 remained at a significant level in mature markets, about the same as the previous year's level. Capital expenditures in Europe were primarily driven by maintenance and upgrades of existing production facilities to improve productivity, mainly in Switzerland, Sweden and Germany. Capital expenditures in emerging markets decreased from 2009. Expenditures were highest in China, India and Poland. Capital expenditures in emerging markets were mostly made to expand or build new facilities to increase the production capacity. The share of emerging markets capital expenditures as a percentage of total capital expenditures was 31 percent in 2010.

        The carrying value of property, plant and equipment sold amounted to $8 million, $22 million and $50 million in 2010, 2009 and 2008, respectively.

        The sales of property, plant and equipment in 2010 related to real estate properties in various locations. Of the total sales of property, plant and equipment in 2009, a significant portion was related to real estate properties, mainly in Norway, France, Brazil and Switzerland. The remainder was related to machinery and equipment in various locations. Of the total sales of property, plant and equipment in 2008, the majority related to real estate properties in Switzerland, Brazil, Mexico, Poland and Italy.

        Construction in progress for property, plant and equipment at December 31, 2010, was $447 million, mainly in Switzerland, Sweden, Germany, the United States, China and Poland. Construction in progress for property, plant and equipment at December 31, 2009, was $564 million, mainly in Switzerland, Sweden, Germany, China, India and Poland. Construction in progress for property, plant and equipment at December 31, 2008, was $534 million, mainly in Sweden, the United States, Switzerland, China and Germany.

        In 2011, we plan to increase our capital expenditures and estimate the amount will be higher than our annual depreciation and amortization charge. We anticipate investments to be higher in the Americas and Asia but to remain at approximately the same level in Europe.

SUPPLIES AND RAW MATERIALS

        We purchase a variety of raw materials for use in our production and project execution processes. The primary materials used in our products, by weight, are steel, copper, aluminum, mineral oil and various plastics. We also purchase a wide variety of fabricated products and electronic components. We operate a worldwide supply chain management network with employees dedicated to this function in business units and key countries. Over twenty global, and many divisional, commodity teams take advantage of opportunities to leverage the scale of ABB, to optimize the efficiency of our supply networks, and to capture lowest possible costs worldwide.

        Our supply chain management organization's activities have continued to expand in recent years, to:

  •
  pool and leverage procurement of materials and services used by many of our production facilities,

  •
  improve our collaboration with supplier partners, through tools such as our supplier portal,

  •
  enhance the transparency of our spending through a comprehensive performance and reporting system linked to all of our enterprise resource planning (ERP) systems, and

  •
  build on the experience in our organization to establish a supply chain management excellence network that supports the day-to-day requirements of our supply chain employees worldwide.

        The price of raw materials is highly volatile, and has varied substantially, from year to year. For many commodities we purchase, such as steel, copper, aluminum and products derived from crude oil, continuing global economic growth in China and other emerging economies, coupled with the uncertainty of volatility in foreign exchange rates, led to significant fluctuations in raw material costs over the last few years. While some market volatility will be offset through the use of either long-term contracts or hedging, we expect global commodity prices to remain highly volatile.

        We mitigate the majority of our exposure to commodity risk arising from changes in prices of raw materials by entering into hedges. For example, we manage copper and aluminum price risk using principally swap contracts based on prices for these commodities quoted on leading exchanges. Our hedging policy is designed to minimize price volatility and create a stable cost base. Hedging has the effect of minimizing the unfavorable impact of price increases in commodities, but it also limits the favorable impact of decreasing prices. Certain gains and losses derived from our commodity hedging transactions are deferred and reflected in the cost of goods sold when the underlying physical transaction affects cost of goods sold. In addition to using hedging to reduce our exposure to fluctuations in raw materials prices, in some cases we can reduce this risk by incorporating changes in raw materials prices into the prices of our products.

        The costs for our electronic components, subassemblies and fabricated products, in many cases, reduced compared to 2009, in line with our cost reduction initiatives. Procurement personnel in the business units, and in the countries in which we operate, along with the global commodities teams, continued to focus on component cost reduction efforts in all areas, while maintaining and improving quality and delivery performance.

PATENTS AND TRADEMARKS

        We believe that intellectual property is as important as tangible assets for a technology group such as ABB. Over the past ten years, we have almost doubled our total number of first patent filings, and we intend to continue our aggressive approach to seeking patent protection. Currently, we have about 21,000 patent applications and registrations, of which more than 9,000 are pending applications. In 2010, we filed patent applications for approximately 800 new inventions. Based on our existing intellectual property strategy, we believe that we have adequate control over our core technologies. The "ABB" trademarks and logo are protected in all of the countries in which we operate. We aggressively defend the reputation associated with the ABB brand.

SUSTAINABILITY ACTIVITIES

        Sustainability management is one of our highest business priorities. We seek to address sustainability issues in all our business operations in order to improve our social, safety and environmental performance continuously, and to enhance the quality of life in the communities and countries where we operate.

        Our social and environmental efforts include:

  •
  regularly implementing sustainability objectives covering all relevant parts of our operations,

  •
  joining initiatives that foster economic, environmental, social and educational development, and strengthen observance of human rights in business practice,

  •
  making positive contributions in the communities where we operate so they will welcome us and consider ABB an attractive employer and a good investment,

  •
  offering our customers eco-efficient products that save energy and are safe to use, that optimize the use of natural resources, minimize waste and reduce environmental impact over their complete life cycles,

  •
  applying non-financial risk assessment to projects, and key business decision-making processes,

  •
  sharing our latest technologies with emerging markets by, for example, helping customers in developing countries implement environmentally sound processes and technologies and providing environmental awareness and safety training,

  •
  ensuring that our operations and processes comply with applicable environmental and health and safety standards and social legislation. Specifically, every operating unit must implement an environmental management system that seeks to continuously improve its environmental performance and a health and safety management system that similarly seeks to continuously improve health and safety performance.

  •
  ensuring that our social, health and safety and environmental policies are communicated and implemented,

  •
  working towards achieving best practices in occupational health and safety, and ensuring the health and safety of our employees, contractors and others involved in or affected by our activities,

  •
  ensuring that suppliers have sustainability policies and systems similar to our own, and

  •
  continuing our program to decontaminate sites that were polluted by historical manufacturing processes.

        To manage environmental aspects of our own operations, we have implemented environmental management systems according to the ISO 14001 standard at our manufacturing and service sites. For non-manufacturing sites we have implemented an adapted environmental management system in order to ensure management of environmental aspects and continual improvement of performance. Almost all of these sites currently work in compliance with the requirements of the standard (approximately 360 sites and offices) and our environmental management program now covers operations in 59 countries.

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

        In 2010, a total of 87 percent of our employees were covered by confirmed data gathered through ABB's formal environmental reporting system that is verified by an independent verification body. The parts of our business that are not yet covered by our reporting system, mainly sales offices in countries where we do not perform manufacturing, have very limited environmental exposure. A total of seven environmental incidents were reported in 2010, none of which had a material environmental impact.

        In 2010, a total of 95 percent of employees were covered by confirmed data gathered through ABB's formal social reporting system that is verified by an independent verification body. The parts of our business that are not yet covered by our reporting system, mainly sales offices in countries where we do not perform manufacturing, have very limited social exposure.

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

        We retained liability for environmental remediation costs at two sites in the United States that were operated by our former nuclear business, which we have sold to BNFL. The primary environmental liabilities associated with these sites relate to the costs of remediating radiological contamination upon decommissioning the facilities. In February 2011, we agreed to settle with Westinghouse Electric Company LLC (BNFL's former subsidiary, overseeing remediation activities at one of the sites) and were released from our continuing environmental obligations at this one site. See "Note 15 Commitments and contingencies" to our Consolidated Financial Statements.

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

        Our operations are also subject to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions. The convention obliges signatories to adopt national legislation that makes it a crime to bribe foreign public officials. As of December 31, 2010, those countries which have adopted implementing legislation and have ratified the convention include the United States and several European nations in which we have significant operations.

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

SIGNIFICANT SUBSIDIARIES

        ABB Ltd, Switzerland, is the ultimate parent company of the ABB Group, which comprises 298 consolidated operating and holding subsidiaries worldwide as of February 28, 2011. ABB Ltd's shares are listed on the SIX Swiss Exchange, the NASDAQ OMX Stockholm Exchange and the New York Stock Exchange (where its shares are traded in the form of ADS—each ADS representing one registered ABB share).

        The only consolidated subsidiary in the ABB Group with listed shares is ABB Limited, Bangalore, India, which is listed on the Bombay Stock Exchange and the National Stock Exchange of India.

        The following table sets forth, as of February 28, 2011, the name, country of incorporation and ownership interest of ABB Ltd, Switzerland, in its significant subsidiaries:

Company name & location	Country	ABB Group interest %
ABB S.A., Buenos Aires	ARGENTINA	100.00
ABB Australia Pty Limited, Sydney	AUSTRALIA	100.00
ABB AG, Vienna	AUSTRIA	100.00
ABB N.V., Zaventem	BELGIUM	100.00
ABB Ltda., Osasco	BRAZIL	100.00
ABB Bulgaria EOOD, Sofia	BULGARIA	100.00
ABB Inc., St. Laurent, Quebec	CANADA	100.00
ABB (China) Ltd., Beijing	CHINA	100.00

Company name & location	Country	ABB Group interest %
Asea Brown Boveri Ltda., Bogotá	COLOMBIA	99.99
ABB Ltd., Zagreb	CROATIA	100.00
ABB s.r.o., Prague	CZECH REPUBLIC	100.00
ABB A/S, Skovlunde	DENMARK	100.00
ABB Equador S.A., Quito	ECUADOR	96.87
Asea Brown Boveri S.A.E., Cairo	EGYPT	100.00
ABB AS, Tallinn	ESTONIA	100.00
ABB Oy, Helsinki	FINLAND	100.00
ABB S.A., Rueil-Malmaison	FRANCE	100.00
ABB AG, Mannheim	GERMANY	100.00
ABB Automation GmbH, Mannheim	GERMANY	100.00
ABB Automation Products GmbH, Ladenburg	GERMANY	100.00
ABB Beteiligungs- und Verwaltungsges. mbH, Mannheim	GERMANY	100.00
ABB Stotz-Kontakt GmbH, Heidelberg	GERMANY	100.00
Busch-Jaeger Elektro GmbH, Mannheim/Lüdenscheid	GERMANY	100.00
Asea Brown Boveri S.A., Metamorphossis Attica	GREECE	100.00
ABB (Hong Kong) Ltd., Hong Kong	HONG KONG	100.00
ABB Engineering Trading and Service Ltd., Budapest	HUNGARY	100.00
ABB Limited, Bangalore	INDIA	75.00
ABB Ltd, Dublin	IRELAND	100.00
ABB Technologies Ltd., Tirat Carmel	ISRAEL	99.99
ABB S.p.A., Milan	ITALY	100.00
ABB K.K., Tokyo	JAPAN	100.00
ABB Ltd., Seoul	KOREA, REPUBLIC OF	100.00
ABB Holdings Sdn. Bhd., Subang Jaya	MALAYSIA	100.00
Asea Brown Boveri S.A. de C.V., Tlalnepantla	MEXICO	100.00
ABB BV, Rotterdam	NETHERLANDS	100.00
ABB Finance B.V., Amsterdam	NETHERLANDS	100.00
ABB Holdings BV, Amsterdam	NETHERLANDS	100.00
ABB Investments B.V.	NETHERLANDS	100.00
ABB Limited, Auckland	NEW ZEALAND	100.00
ABB Holding AS, Billingstad	NORWAY	100.00
ABB S.A., Lima	PERU	80.60

Company name & location	Country	ABB Group interest %
ABB Inc., Paranaque, Metro Manila	PHILIPPINES	100.00
ABB Sp. z o.o., Warsaw	POLAND	99.89
ABB (Asea Brown Boveri), S.A., Paco de Arcos	PORTUGAL	100.00
Asea Brown Boveri Ltd., Moscow	RUSSIAN FEDERATION	100.00
ABB Contracting Company Ltd., Riyadh	SAUDI ARABIA	65.00
ABB Holdings Pte. Ltd., Singapore	SINGAPORE	100.00
ABB Holdings (Pty) Ltd., Sunninghill	SOUTH AFRICA	80.00
Asea Brown Boveri S.A., Madrid	SPAIN	100.00
ABB AB, Västerås	SWEDEN	100.00
ABB Norden Holding AB, Västerås	SWEDEN	100.00
ABB Asea Brown Boveri Ltd, Zurich	SWITZERLAND	100.00
ABB Schweiz AG, Baden	SWITZERLAND	100.00
ABB LIMITED, Bangkok	THAILAND	100.00
ABB Holding A.S., Istanbul	TURKEY	99.95
ABB Ltd., Kiev	UKRAINE	100.00
ABB Industries (L.L.C.), Dubai	UAE	49.00
ABB Holdings Limited, Warrington	UNITED KINGDOM	100.00
ABB Limited, Warrington	UNITED KINGDOM	100.00
ABB Holdings Inc., Cary, NC	UNITED STATES	100.00
ABB Inc., Cary, NC	UNITED STATES	100.00
Baldor Electric Company, MO	UNITED STATES	100.00
Kuhlman Electric Corporation, Crystal Springs, MS	UNITED STATES	100.00

DESCRIPTION OF PROPERTY

        As of December 31, 2010, we occupied real estate in more than 100 countries throughout the world. The facilities consist mainly of manufacturing plants, office buildings, research centers and warehouses. A substantial portion of our production and development facilities are situated in Germany, Sweden, the United States, Switzerland, China, Finland, India and Italy. We also own or lease other properties, including office buildings, warehouses, research and development facilities and sales offices in many countries. We own essentially all of the machinery and equipment used in our manufacturing operations.

        From time to time, we have a surplus of space arising from acquisitions, production efficiencies and/or restructuring of operations. Normally, we seek to sell such surplus space which may involve leasing property to third parties for an interim period.

        The net book value of our property, plant and equipment at December 31, 2010, was $4,356 million, of which machinery and equipment represented $1,944 million, land and buildings represented $1,965 million and construction in progress represented $447 million. We believe that our current facilities are in good condition and are adequate to meet the requirements of our present and foreseeable future industrial operations.

Item 4A.    Unresolved Staff Comments

        Not applicable.

Item 5.    Operating and Financial Review and Prospects

MANAGEMENT OVERVIEW

        During 2010, we continued to deliver power and automation solutions that help our customers meet the challenges of a rapidly-changing world. Foremost among these are climate change and the need to use electrical energy more efficiently and with less impact on the environment. We achieved this in several ways.

        One is a long-term commitment to technology leadership in areas such as high-efficiency power transmission; automation and control systems to manage complex industrial processes using less energy; and technologies to capture the full potential of renewable energies, such as wind and solar power. In 2010, for example, we were awarded orders to connect offshore wind farms to Germany's mainland power grids, to automate a new copper mine in Peru, and to build a subsea power link between Sweden and Lithuania.

        Another is our presence in more than 100 countries around the world. This allows us to meet the needs of our customers faster and with solutions that are best suited to their local requirements. It positions us to benefit from the rapid growth expected in the emerging markets in the coming years while also supporting our large and important markets in the world's mature economies. Furthermore, our geographic scope provides us with access to a large pool of talented and highly qualified people from very diverse cultural and business backgrounds—a key competitive advantage. In 2010, we generated approximately half of our revenues from emerging markets while also recording order increases of more than 10 percent in countries such as Germany, Sweden and the United States.

        A third way is our ability to combine both power and automation technologies into packaged solutions that meet the new needs of emerging growth sectors, such as integrating renewable energy into existing power grids, delivering high-quality "mission-critical" power to data centers and hospitals, and providing the infrastructure needed to rapidly charge electric vehicles. For example, in 2010 we embarked on a project to build a smart grid in Helsinki, Finland; delivered fast direct-current charging stations for an e-mobility project in Hong Kong; and launched a type of solar inverter from our Discrete Automation and Motion division that is used in large-scale solar power generation. We view this convergence of power and automation technologies as a long-term trend for which ABB is well positioned.

        Despite uncertainties surrounding the economic situation in 2010, we continued to benefit from the broad scope of our business portfolio. For example, we saw a recovery during the year in some of our early-cycle businesses, such as Low Voltage Products, which are more exposed to consumer demand and which respond early to increases in economic activity. This recovery helped to offset continued low levels of demand in some of our later-cycle businesses, such as parts of our Power Products and Process Automation divisions, which depend more on large capital expenditures by our utility and industrial customers that generally come later in the economic cycle. Our strong positions in emerging markets, our flexible global production base and our technological leadership, as well as the operational improvements we continue to make in our businesses, also supported our business in 2010.

        Foremost among these improvements was the successful reduction of costs to adapt to changing demand. Savings were principally achieved in four areas: making better use of global sourcing opportunities; reducing general and administrative expenses; eliminating operational and process inefficiencies; and optimizing our global footprint in order to match the geographic scope of our business with changing demand patterns, such as rapid growth in emerging markets. Our cost reduction program was key to maintaining profitability in a challenging environment.

Outlook

        For 2011, we expect continued demand growth in all regions for power and automation solutions that help customers build and upgrade power infrastructure and improve industrial efficiency and productivity.

        Emerging markets will again be significant drivers of growth as they build up their electrical grids and expand industrial production with a major focus on improving energy efficiency and industrial process quality. An important demand driver in these countries is the development of power resources, such as hydro and wind, which are often long distances from end users and require reliable, high-efficiency power transmission technologies. Demand for commodities to fuel economic growth and the need to become more globally competitive in product quality is expected to drive demand for industrial automation solutions in the emerging markets.

        Demand in mature markets is also expected to improve. Utilities are expected to continue investments in grid interconnections, the integration of renewable energies into existing grids, the replacement and refurbishment of existing grid assets, and smart grid technologies. Following two years of lower capital investment in power transmission in many regions, we expect an increase in utility spending on standard power transmission products, most likely beginning in the second half of the year.

        Industrial customers in the mature economies are also expected to invest further in improving the productivity of their existing manufacturing assets. Increased construction activity in parts of northern Europe and the trend towards intelligent buildings are further demand drivers for our automation solutions in mature markets.

        At the same time, recent competitive trends are expected to continue through 2011 and beyond. Increased capacity in the power equipment sector over the past several years will continue to exert price pressure on suppliers. This pressure is expected to persist for several quarters after demand begins to recover. Emerging market players are expected to continue to expand beyond their home markets with competitive products aimed mainly at the mid-quality segment and primarily in power equipment.

        Therefore, in 2011 we will focus on taking advantage of the significant growth opportunities that are emerging across our technology and geographic portfolio. We intend to increase our capital expenditures, again with a focus on building our position in emerging markets. Investment in sales and research and development activities will also increase to support both growth and profitability. Cost control will also remain a high priority to ensure both our competitiveness in the market as well as securing profitability within our target ranges.

        This outlook section does not reflect the recent earthquake and related developments in Japan, the impact of which is too early to assess.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

General

        We prepare our Consolidated Financial Statements in accordance with U.S. GAAP and present the same in United States dollars unless otherwise stated.

        The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis, including, but not limited to, those related to: costs expected to be incurred to complete projects; costs of product guarantees and warranties; provisions for bad debts; recoverability of inventories, investments, fixed assets, goodwill and other intangible assets; the fair values of assets and liabilities assumed in business combinations; income tax related expenses and accruals; provisions for restructuring; gross profit margins on long-term construction-type contracts; pensions and other postretirement benefit assumptions and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from our estimates and assumptions.

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

        Revenues under long-term construction-type contracts are generally recognized using the percentage-of-completion method of accounting. We principally use the cost-to-cost method to measure progress towards completion on contracts. Under this method, progress of contracts is measured by actual costs incurred in relation to management's best estimate of total estimated costs, which are reviewed and updated routinely for contracts in progress. The cumulative effects of such adjustments are reported in the current period.

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

        Short-term construction-type contracts, or long-term construction-type contracts for which reasonably dependable estimates cannot be made or for which inherent hazards make estimates difficult, are accounted for under the completed-contract method. Revenues under the completed-contract method are recognized upon substantial completion—that is: acceptance by the customer, compliance with performance specifications demonstrated in a factory acceptance test or similar event.

        For non construction-type contracts that contain customer acceptance provisions, revenue is deferred until customer acceptance occurs or we have demonstrated the customer-specified objective criteria have been met or the contractual acceptance period has lapsed.

        Revenues from service transactions are recognized as services are performed. For long-term service contracts, revenues are recognized on a straight-line basis over the term of the contract or, if the performance pattern is other than straight-line, as the services are provided. Service revenues reflect revenues earned from our activities in providing services to customers primarily subsequent to the sale and delivery of a product or complete system. Such revenues consist of maintenance-type contracts, field service activities that include personnel and accompanying spare parts, and installation and commissioning of products as a standalone service or as part of a service contract.

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

        Taxes assessed by a governmental authority that are directly imposed on revenue-producing transactions between us and our customers, such as sales, use, value-added and some excise taxes are presented on a net basis (excluded from revenues).

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

Contingencies

        As more fully described in the section below entitled "Environmental liabilities", in "Item 8. Financial Information—Legal Proceedings" and in "Note 15 Commitments and contingencies" to our Consolidated Financial Statements, we are subject to proceedings, litigation or threatened litigation and other claims and inquiries related to taxes other than income tax, environmental, labor, product, regulatory and other matters. We are required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue, often with assistance from both internal and external legal counsel and technical experts. The required amount of a provision for a contingency of any type may change in the future due to new developments in the particular matter, including changes in the approach to its resolution.

        We record provisions for our contingent obligations when it is probable that a loss will be incurred and the amount can be reasonably estimated. Any such provision is generally recognized on an undiscounted basis using our best estimate of the amount of loss incurred or at the lower end of an estimated range when a single best estimate is not determinable. In some cases, we may be able to recover a portion of the costs relating to these obligations from insurers or other third parties; however, we record such amounts only when it is probable that they will be collected.

        We provide for anticipated costs for warranties when we recognize revenues on the related products or contracts. Warranty costs include calculated costs arising from imperfections in design, material and workmanship in our products. We generally make individual assessments on contracts with risks resulting from order-specific conditions or guarantees and assessments on an overall, statistical basis for similar products sold in larger quantities. There is a risk that actual warranty costs may exceed the amounts provided for, which would result in a deterioration of earnings in the future when these actual costs are determined.

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

Pension and postretirement benefits

        As more fully described in "Note 17 Employee benefits" to our Consolidated Financial Statements, we have a number of defined benefit pension and other postretirement plans and recognize an asset for such a plan's overfunded status or a liability for such a plan's underfunded status in our Consolidated Balance Sheets. Additionally, we measure such a plan's assets and obligations that determine its funded status as of the end of the year and recognize the changes in the funded status in the year in which the changes occur. Those changes are reported in "Accumulated other comprehensive loss" and as a separate component of stockholders' equity.

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

        Holding all other assumptions constant, a 0.25 percentage point decrease in the discount rate would have increased the PBO related to our pension plans by approximately $287 million, while a 0.25 percentage point increase in the discount rate would have decreased the PBO related to our pension plans by approximately $267 million.

        The expected return on plan assets is reviewed regularly and considered for adjustment annually based on current and expected asset allocations and represents the long-term return expected to be achieved. Decreases in the expected return on plan assets result in an increase to pension costs. An increase or decrease of 0.25 percent in the expected long-term rate of asset return would have decreased or increased, respectively, the net periodic benefit cost in 2010 by approximately $20 million.

        Under U.S. GAAP, we accumulate and amortize over future periods any difference between actual results and the assumptions used. Therefore, actual results generally affect our recognized expense for pension and other postretirement benefit obligations in future periods.

        The funded status, which can increase or decrease based on the performance of the financial markets or changes in our assumptions regarding rates, does not represent a mandatory short-term cash obligation. Instead, the funded status of a pension plan is the difference between the PBO and the fair value of the plan assets. At December 31, 2010, our pension plans were $327 million underfunded compared to an underfunding of $765 million at December 31, 2009. Our other postretirement plans were underfunded by $214 million and $219 million at December 31, 2010 and 2009, respectively.

        We have multiple non-pension postretirement benefit plans. Our health care plans are generally contributory with participants' contributions adjusted annually. For purposes of estimating our health care costs, we have assumed health care cost increases to be 7.93 percent per annum for 2011, gradually declining to 5 percent per annum by 2017 and to remain at that level thereafter.

Income taxes

        In preparing our Consolidated Financial Statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. We account for deferred taxes by using the asset and liability method. Under this method, we determine deferred tax assets and liabilities based on temporary differences between the financial reporting and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. We recognize a deferred tax asset when it is more likely than not that the asset will be realized. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based upon historical losses, projected future taxable income and the expected timing of the reversals of existing temporary differences. To the extent we increase or decrease this allowance in a period, we recognize the change in the allowance within "Provision for taxes" in the Consolidated Income Statements unless the change relates to discontinued operations, in which case the change is recorded in "Income (loss) from discontinued operations, net of tax". Unforeseen changes in tax rates and tax laws, as well as differences in the projected taxable income as compared to the actual taxable income, may affect these estimates.

        We operate in numerous tax jurisdictions and, as a result, are regularly subject to audit by tax authorities. We provide for tax contingencies, including potential tax audits, on the basis of the technical merits of the contingency, including applicable tax law, OECD guidelines, as well as on items relating to potential audits by tax authorities based on our evaluations of facts and circumstances. Changes in the facts and circumstances could result in a material change to the tax accruals. We provide for tax contingencies whenever it is deemed more likely than not that a tax asset has been impaired or a tax liability has been incurred for events such as tax claims or changes in tax laws. Although we believe that our tax estimates are reasonable and that appropriate tax reserves have been made, the final determination of tax audits and any related litigation could be different than that which is reflected in our income tax provisions and accruals.

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

        Our reporting units are the same as our divisions for Power Systems, Discrete Automation and Motion, and Low Voltage Products. For Power Products and Process Automation, we determined that the reporting units are one level below the division, as the different products produced or services provided by these divisions do not share sufficiently similar economic characteristics to permit testing of goodwill on a total operating segment level. In the case of Power Products, there are separate reporting units based on the category of product produced—High-Voltage Products, Medium-Voltage Products and Transformers. In the case of Process Automation, we have determined that there are two reporting units, the Turbocharger product business and the remainder of Process Automation.

        In the first step of the impairment test, we compare the fair value of each reporting unit to its carrying value. The fair value of each reporting unit is calculated using an income approach, whereby the fair value is calculated based on the present value of future cash flows, applying a discount rate that represents our weighted-average cost of capital. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and no further testing is performed. We assess the reasonableness of the fair value calculations of our reporting units by reconciling the sum of the fair values for all our reporting units to our total market capitalization. On October 1, 2010, the calculated fair values for each of our reporting units exceeded their respective carrying values and we concluded that none was "at risk" of failing the goodwill impairment test. Consequently, the second step of the impairment test was not performed. The assumptions used in the fair value calculation are challenged each year (through the use of sensitivity analysis) to determine the impact on the resulting fair value of the reporting units. Our sensitivity analysis in 2010 showed no significant change in fair values if the assumptions change (a 1 percentage-point increase in the discount rate would reduce the calculated fair values by approximately 12 percent).

        However, if the carrying value of the net assets assigned to the reporting unit were to exceed its fair value, then we would perform the second step to determine the implied fair value of the reporting unit's goodwill and compare it to the carrying value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill were to exceed its implied fair value, then we would record an impairment loss equal to the difference. Any goodwill impairment losses would be recorded as a separate line item in the income statement in continuing operations, unless related to a discontinued operation, in which case the losses would be recorded in "Income (loss) from discontinued operations, net of tax". There were no goodwill impairment charges in 2010, 2009 and 2008.

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

RESEARCH AND DEVELOPMENT

        Each year, we invest significantly in research and development. Our research and development area focuses on developing and commercializing the technologies of our businesses that are of strategic importance to our future growth. In 2010, 2009 and 2008, we invested $1,082 million, $1,037 million and $1,027 million, respectively, or approximately 3.4 percent, 3.3 percent, and 2.9 percent of annual consolidated revenues, respectively, on research and development activities. We also had expenditures of $253 million, $265 million and $214 million, respectively, or approximately 0.8 percent, 0.8 percent and 0.6 percent, respectively, of annual consolidated revenues in 2010, 2009 and 2008, on order-related development activities. These are customer- and project-specific development efforts that we undertake to develop or adapt equipment and systems to the unique needs of our customers in connection with specific orders or projects. Order-related development amounts are initially recorded in inventories as part of the work in process of a contract and then are reflected in cost of sales at the time revenue is recognized in accordance with our accounting policies.

        In addition to continuous product development, and order-related engineering work, we develop platforms for technology applications in our automation and power businesses in our Group research and development laboratories, which operate on a global basis. Through active management of our investment in research and development, we seek to maintain a balance between short-term and long-term research and development programs and optimize our return on investment.

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

        Universities are the incubators of future technology, and a central task of our research and development team is to transform university research into industry-ready technology platforms. We collaborate with a number of universities and research institutions to build research networks and foster new technologies. We believe these collaborations shorten the amount of time required to turn basic ideas into viable products, and they additionally help us recruit and train new personnel. We have built more than 50 university partnerships in the U.S., Europe and Asia, including long-term, strategic relationships with Stanford University, the Massachusetts Institute of Technology, Carnegie Mellon University, Cambridge University, ETH Zurich and Imperial College London. Our collaborative projects include research on materials, sensors, micro-engineered mechanical systems, robotics, controls, manufacturing, distributed power and communication. Common platforms for power and automation technologies are developed around advanced materials, efficient manufacturing, information technology and data communication, as well as sensor and actuator technology.

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

ACQUISITIONS, INVESTMENTS AND DIVESTITURES

Acquisitions

        During 2010, 2009 and 2008, ABB invested $1,275 million, $159 million and $651 million in 9, 8 and 7 new businesses and joint ventures, respectively. The amounts exclude changes in cost and equity investments.

        The principal acquisition in 2010 was that of the Ventyx group. In June, 2010, we acquired all of the shares of Ventyx Inc., Ventyx Software Inc. and Ventyx Dutch Holding B.V., representing substantially all of the revenues, assets and liabilities of the Ventyx group. Ventyx provides software solutions to global energy, utility, communications and other asset-intensive businesses and was integrated into the network management business within the Power Systems division to form a single unit for energy management software solutions. During 2009 and 2008, acquisitions were not significant either individually or in aggregate. The principal acquisition in 2008 was that of Kuhlman Electric Corporation (Kuhlman), a U.S.-based transformer company. Kuhlman manufactures a wide range of high-quality transformers for the industrial and electric utility sectors and has a strong reputation for innovative products and solid, long-term customer relationships. The acquisition was integrated into our Power Products division in North America and complements both our product range and geographical presence.

Increase in controlling interests in India

        In 2010, we increased our ownership interest in ABB Limited, India (our publicly-listed subsidiary in India) from approximately 52 percent to 75 percent. Cash paid up to December 31, 2010, including transaction costs, amounted to $956 million. The offer of 900 rupees per share resulted in a charge to "Capital stock and additional paid-in capital" of $838 million, including expenses related to the transaction.

Baldor

        In January 2011, we completed the acquisition of Baldor Electric Company (Baldor) for $63.50 per share in cash. Baldor markets, designs and manufactures industrial electric motors, mechanical power transmission products, drives and generators and employs approximately 7,000 people. In 2009, Baldor had net sales of $1,524 million and an operating profit of $181 million. The resulting cash outflows for ABB in the first quarter of 2011 amount to approximately $4.2 billion, representing approximately

$3 billion for the purchase of the shares and approximately $1.2 billion for the repayment of debt assumed upon acquisition.

        For more information on our acquisitions, see "Note 3 Acquisitions, divestments and discontinued operations" to our Consolidated Financial Statements.

Divestitures of businesses and equity-accounted companies

        In 2010, 2009 and 2008, we received cash, net of cash disposed, from sales of businesses and equity-accounted companies of $83 million, $16 million and $27 million, respectively. In relation to transactions included in continuing operations, we recognized gains (losses) in 2010, 2009 and 2008, in "Other income (expense), net", of $12 million, $(1) million and $24 million, respectively. We also recognized gains (losses) from dispositions, net of tax, in 2010, 2009 and 2008, in "Income (loss) from discontinued operations, net of tax", of $(2) million, $18 million and $9 million, respectively. Included in the $9 million gain from dispositions, net of tax, in 2008, was a gain of $11 million on the sale of our 50 percent stake in ABB Powertech Transformers, located in South Africa, to Powertech, a wholly-owned subsidiary of the Altron Group. This business was part of our Power Products division prior to being reclassified to discontinued operations. In 2008, this business had revenues and income of $29 million and $2 million, respectively, recorded in "Income (loss) from discontinued operations, net of tax". All revenues and income reported in the year of sale are through the date of divestment.

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

        Increases and decreases in the value of the USD against other currencies will affect the reported results of operations in our Consolidated Income Statements and the value of certain of our assets and liabilities in our Consolidated Balance Sheets, even if our results of operations or the value of those assets and liabilities have not changed in their original currency. Because of the impact foreign exchange rates have on our reported results of operations and the reported value of our assets and liabilities, changes in foreign exchange rates could significantly affect the comparability of our reported results of operations between periods and result in significant changes to the reported value of our assets, liabilities and shareholders' equity, as has been the case during the period from 2008 through 2010.

        While we operate globally and report our financial results in USD, exchange rate movements between the USD and both the euro and the Swiss franc are of particular importance to us due to (i) the location of our significant operations and (ii) our corporate headquarters being in Switzerland.

        The exchange rates between the USD and the EUR and the USD and the CHF at December 31, 2010, 2009 and 2008, were as follows:

Exchange rates into $	2010	2009	2008
EUR 1.00	1.34	1.44	1.40
CHF 1.00	1.07	0.97	0.94

        The average exchange rates between the USD and the EUR and the USD and the CHF for the years ended December 31, 2010, 2009 and 2008, were as follows:

Exchange rates into $	2010	2009	2008
EUR 1.00	1.33	1.40	1.47
CHF 1.00	0.97	0.93	0.93

        When we incur expenses that are not denominated in the same currency as the related revenues, foreign exchange rate fluctuations could affect our profitability. To mitigate the impact of exchange rate movements on our profitability, it is our policy to enter into forward foreign exchange contracts to manage the foreign exchange transaction risk of our operations.

        In 2010, approximately 89 percent of our consolidated revenues were reported in currencies other than USD. Of that amount, the following percentages were reported in the following currencies:

  •
  Euro, approximately 26 percent,

  •
  Chinese renminbi, approximately 11 percent,

  •
  Swiss franc, approximately 6 percent,

  •
  Swedish krona, approximately 6 percent, and

  •
  Indian rupee, approximately 4 percent.

        In 2010, approximately 89 percent of our cost of sales and selling, general and administrative expenses were reported in currencies other than USD. Of that amount, the following percentages were reported in the following currencies:

  •
  Euro, approximately 25 percent,

  •
  Chinese renminbi, approximately 10 percent,

  •
  Swedish krona, approximately 6 percent,

  •
  Swiss franc, approximately 5 percent, and

  •
  Indian rupee, approximately 5 percent.

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

        The undiscounted value of revenues we expect to generate from our orders at any point in time is represented by our order backlog. Approximately 17 percent of the value of total orders we recorded in 2010 were "large orders," which we define as orders from third parties involving a value of at least $15 million for products or services. Approximately 67 percent of the large orders in 2010 were recorded by our Power Systems division and 23 percent in our Process Automation division. The Power Products and Discrete Automation and Motion divisions accounted for the remainder of the total large orders recorded during 2010. The remaining portion of total orders recorded in 2010 was "base orders," which we define as orders from third parties with a value of less than $15 million for products or services.

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

PERFORMANCE MEASURES

        We evaluate the performance of our divisions primarily based on orders received, revenues, earnings before interest and taxes (EBIT) and EBIT as a percentage of revenues (EBIT margin). EBIT is the amount resulting from the subtraction of our cost of sales, selling, general and administrative expenses, non-order related research and development expenses, and other income (expense), net, from our revenues.

ANALYSIS OF RESULTS OF OPERATIONS

        Our consolidated results from operations were as follows:

($ in millions, except per share data in $)	2010	2009	2008
Orders	32,681	30,969	38,282
Order backlog at December 31,	26,193	24,771	23,837
Revenues	31,589	31,795	34,912
Cost of sales	(22,060)	(22,470)	(23,972)

Gross profit	9,529	9,325	10,940
Selling, general and administrative expenses	(4,615)	(4,491)	(4,795)
Non-order related research and development expenses	(1,082)	(1,037)	(1,027)
Other income (expense), net	(14)	329	(566)

Earnings before interest and taxes	3,818	4,126	4,552
Net interest and other finance expense	(78)	(6)	(34)
Provision for taxes	(1,018)	(1,001)	(1,119)

Income from continuing operations, net of tax	2,722	3,119	3,399
Income (loss) from discontinued operations, net of tax	10	17	(21)

Net income	2,732	3,136	3,378
Net income attributable to noncontrolling interests	(171)	(235)	(260)

Net income attributable to ABB	2,561	2,901	3,118

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	2,551	2,884	3,142
Net income	2,561	2,901	3,118
Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	1.12	1.26	1.37
Net income	1.12	1.27	1.36
Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	1.11	1.26	1.37
Net income	1.12	1.27	1.36

        A more detailed discussion of the orders, revenues and EBIT for our divisions follows in the sections below entitled "Power Products," "Power Systems," "Discrete Automation and Motion", "Low Voltage Products," "Process Automation" and "Corporate and Other." Orders and revenues of our divisions include interdivisional transactions which are eliminated in the "Corporate and Other" line in the tables below.

Orders

				% Change
($ in millions)	2010	2009	2008	2010	2009
Power Products	9,778	10,940	13,627	(11)%	(20)%
Power Systems	7,896	7,830	7,408	1%	6%
Discrete Automation and Motion	5,862	4,702	7,129	25%	(34)%
Low Voltage Products	4,686	4,079	4,865	15%	(16)%
Process Automation	7,383	6,684	9,244	10%	(28)%

Operating divisions	35,605	34,235	42,273	4%	(19)%
Corporate and Other(1)	(2,924)	(3,266)	(3,991)	n.a.	n.a.

Total	32,681	30,969	38,282	6%	(19)%

(1)
Includes interdivisional eliminations

        Total orders in 2010 increased by 6 percent (4 percent in local currencies) compared to 2009 as the global economy began to recover, as reflected in increased spending by industrial customers in energy-efficient automation and power solutions to increase productivity and quality. Investments by utilities in large power transmission projects, however, remained cautious.

        In 2010, orders in our Power Products division decreased by 11 percent (13 percent in local currencies) as transmission spending remained low, resulting in lower order volumes, especially in large power transformers and high voltage equipment. The economic recovery however did lead to an increase in the power distribution segments with higher orders in the medium voltage product lines. Orders in our Power Systems division were up 1 percent (down 1 percent in local currencies). Large orders were down, while the division has seen a large increase in base orders in substations and power generation due to an ongoing focus on renewable energy and grid reliability. Orders in our automation divisions, which are typically earlier in the business cycle, have benefited from increased investments by industrial customers on the back of an upturn in the global economy. Discrete Automation and Motion orders grew by 25 percent (23 percent in local currencies) as industrial customers increased investments in automation solutions to increase productivity and energy efficiency. Within the Discrete Automation and Motion division, order growth was especially strong in the robotics business, which experienced a turnaround, and in the low voltage drives business. Towards the end of 2010, mid- to late-cycle businesses also began seeing order growth. Orders in the Low Voltage Products division increased by 15 percent (15 percent in local currencies) as demand from general industry and construction improved in most regions. In our Process Automation division, orders grew by 10 percent (7 percent in local currencies) as investments in the energy and commodity-based sectors recovered and activity in the marine business also improved, however from low levels.

        As base orders began recovering on the upturn in the global economy, we continued to see for the first half of 2010 that large scale investments in both industry and utilities were delayed as customers assessed the stability of the recovery. Later in 2010 customers became more optimistic, which materialized into a number of large order awards in the fourth quarter of 2010. However, this attitude shift was not enough to compensate the low levels of large orders in the first half of 2010. Consequently, large orders were down 17 percent (20 percent in local currencies).

        Total orders in 2009 decreased 19 percent (13 percent in local currencies) compared to 2008 due to (i) the global economic downturn which had significantly weakened demand particularly in the industrial and construction related markets and (ii) price erosion in both utilities and industrial sectors in many geographical markets.

        In 2009, orders in our Power Products division declined 20 percent (14 percent in local currencies) as most customers held back their investment plans as a response to market uncertainties amid the global financial crisis. The government-funded stimulus programs for funding electric power investments had not had a significant impact on orders in this division. Orders declined across all product lines in the medium-voltage products, high-voltage products and transformers businesses. Orders in our Power Systems division increased 6 percent (17 percent in local currencies), benefiting from strong demand in the power generation and transmission sectors where infrastructure projects, addressing the integration of renewals, energy efficiency improvement and environmental concerns, were realized. Orders in our Discrete Automation and Motion Products division declined 34 percent (30 percent in local currencies), on weak demand in the automotive and industrial sectors. The Low Voltage Products division orders declined 16 percent (11 percent in local currencies) primarily as a result of contraction in industrial markets particularly the building, residential and commercial construction markets. In our Process Automation division, orders declined 28 percent (22 percent in local currencies) as investments in the process automation sector have mostly been delayed due to limited access to capital and increased uncertainty of future demand.

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

        We determine the geographic distribution of our orders based on the location of the customer, which may be different from the ultimate destination of the products' end use. The geographic distribution of our consolidated orders was as follows:

				% Change
($ in millions)	2010	2009	2008	2010	2009
Europe	13,781	11,983	16,633	15%	(28)%
The Americas	6,223	5,996	7,235	4%	(17)%
Asia	8,720	8,197	10,242	6%	(20)%
Middle East and Africa	3,957	4,793	4,172	(17)%	15%

Total	32,681	30,969	38,282	6%	(19)%

        In 2010, order volumes grew in all markets except in the Middle East and Africa which were down 17 percent (19 percent in local currencies), where we were unable to repeat the large order intake of 2009 from utility and oil and gas customers in Algeria, Kuwait and Saudi Arabia. Orders from Europe grew 15 percent (16 percent in local currencies) as a result of large order awards to the Power Systems division from Belgium, Germany, Norway and Sweden as well as a turnaround in the robotics business of the Discrete Automation and Motion division. In the Americas, orders increased 4 percent (down 1 percent in local currencies) on strong growth in the automation divisions, while Power Systems' orders were down as the level of large orders in Brazil in 2009 could not be matched in 2010. Orders received in the Power Products division in the Americas remained at the same level as 2009 as lower volumes in the transformer business were offset by growth in high and medium voltage equipment. Orders in Asia increased 6 percent (2 percent in local currencies) as growth in the automation divisions offset lower volumes in the transformer business in China.

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

Order backlog

	December 31,			% Change
($ in millions)	2010	2009	2008	2010	2009
Power Products	7,930	8,226	7,977	(4)%	3%
Power Systems	10,929	9,675	7,704	13%	26%
Discrete Automation and Motion	3,350	3,046	3,595	10%	(15)%
Low Voltage Products	838	734	710	14%	3%
Process Automation	5,530	5,523	6,230	0%	(11)%

Operating divisions	28,577	27,204	26,216	5%	4%
Corporate and Other(1)	(2,384)	(2,433)	(2,379)	n.a.	n.a.

Total	26,193	24,771	23,837	6%	4%

(1)
Includes interdivisional eliminations

        Order backlog increased 6 percent (4 percent in local currency) compared to 2009, following the growth in orders received. Growth of order backlog in the Power Systems division continued to be driven by large orders which typically have longer execution times. Order backlog also increased in the Discrete Automation and Motion and Low Voltage Products divisions as orders received grew faster than revenues reflecting market recovery in the industrial sector. Orders backlog was flat in the Process Automation division and in the Power Products division backlog declined, primarily due to weak orders in the transmission sector.

        Changes in the order backlog balance at the end of 2009 as compared to the end of 2008 were mainly due to foreign currency exchange fluctuations. The order backlog in the Power Systems division, however, increased due to the high volume of large orders booked throughout 2009.

Revenues

				% Change
($ in millions)	2010	2009	2008	2010	2009
Power Products	10,199	11,239	11,890	(9)%	(5)%
Power Systems	6,786	6,549	6,912	4%	(5)%
Discrete Automation and Motion	5,617	5,405	6,588	4%	(18)%
Low Voltage Products	4,554	4,071	4,747	12%	(14)%
Process Automation	7,432	7,839	8,397	(5)%	(7)%

Operating divisions	34,588	35,103	38,534	(1)%	(9)%
Corporate and Other(1)	(2,999)	(3,308)	(3,622)	n.a.	n.a.

Total	31,589	31,795	34,912	(1)%	(9)%

(1)
Includes interdivisional eliminations

        Revenues in 2010 declined 1 percent (2 percent in local currencies) due primarily to the impact of lower orders received in the prior year. The short-cycle business improvement in the second half of the year and the good large order execution in 2010 could not compensate for the impact of weak revenues generated at the beginning of the year.

        Revenues in the Power Products division decreased 9 percent (11 percent in local currencies) due to lower opening backlog and continued weak orders in high voltage and transformers products. The Power Systems division's revenues increased 4 percent (2 percent in local currencies) on order execution especially in substations and power generation projects. Revenues in the Discrete Automation and Motion division increased 4 percent (3 percent in local currencies) driven by a turnaround in the robotics business, as well as growth in industrial and commercial sectors in many countries around the world. Revenues rose 12 percent (13 percent in local currencies) in the Low Voltage Products division reflecting a strong recovery of our short-cycle business. In the Process Automation division, revenues decreased 5 percent (6 percent in local currencies) mainly due to a decline of orders in the metal, marine and full services businesses.

        Revenues in 2009 declined 9 percent (4 percent in local currencies), primarily driven by lower orders received in the shorter-cycle product business, price erosion, and to a lesser extent, delivery delays triggered by customer schedule changes.

        Revenues in the Power Products division decreased 5 percent (1 percent in local currencies) despite a double-digit decline in orders, as the division benefited from high initial backlog, particularly in transformers and high-voltage products. The Power Systems division reported a decline in revenues of 5 percent (1 percent increase in local currencies) where a significant increase of revenues from project implementation in grid systems mostly offset the decline of revenues in substations projects. Revenues in the Discrete Automation and Motion division decreased 18 percent (14 percent in local currencies) driven by (i) lower orders received, as the division generated a significant portion of its revenues from the book-and-bill orders of standard products and (ii) a decline of revenues in robotics due to declining orders and a weak backlog. Revenues in the Low Voltage Products division declined 14 percent (9 percent in local currencies) driven by lower orders in all business units. Revenues in the Process Automation division declined 7 percent (1 percent in local currencies) as a result of declining backlog in pulp and paper, process industries products and turbocharging. Revenues, however, increased in the oil and gas and in the minerals businesses of the Process Automation division upon execution of large projects.

        We determine the geographic distribution of our revenues based on the location of the customer, which may be different from the ultimate destination of the products' end use. The geographic distribution of our consolidated revenues was as follows:

				% Change
($ in millions)	2010	2009	2008	2010	2009
Europe	12,378	13,093	15,815	(5)%	(17)%
The Americas	6,213	6,049	6,428	3%	(6)%
Asia	8,872	8,684	8,967	2%	(3)%
Middle East and Africa	4,126	3,969	3,702	4%	7%

Total	31,589	31,795	34,912	(1)%	(9)%

        In 2010, revenues in Europe decreased 5 percent (4 percent in local currencies) driven mainly by weak revenue generation from the utilities sector in Germany, Spain and also the industrial sector in Finland, Denmark and Norway. Revenues in other major countries in the region were slightly lower or nearly flat compared to 2009 except in Italy and Netherlands where revenues increased in all divisions. Revenues from the Americas increased 3 percent (decreased 1 percent in local currencies) as a result of higher invoicing from the execution of large orders in Brazil which more than offset lower revenues in the U.S. transmission and distribution market. Revenues from Asia increased 2 percent (decreased 2 percent in local currencies) as revenues increased in China, triggered by growth in the industrial sector and decreased in India (in local currencies) on account of weak orders in both utilities and industrial sectors. Revenues in MEA increased 4 percent (4 percent in local currencies) driven by the execution of large orders in system businesses in Kuwait, Iraq, Saudi Arabia and Algeria which were partly offset by lower revenues in Congo and Qatar.

        In 2009, revenues in Europe decreased 17 percent. Revenues were lower in all major countries within the region including Germany and Switzerland due to weak orders and declining backlog especially in the industrial sector. Revenues from the Americas were down 6 percent driven by lower orders in the U.S. market. Revenues however increased in Brazil and Canada on the execution of large projects in the power utilities sector. Revenues from Asia decreased 3 percent with growth in China and South Korea offset by declines in India, Australia and Japan. Revenues from MEA increased

7 percent backed by strong orders and high initial backlog of large projects in the Power Products, Power Systems and Process Automation divisions.

Cost of sales

        Cost of sales consists primarily of labor, raw materials and components but also includes expenses for warranty, contract losses and project penalties, as well as order-related development expenses incurred in connection with projects for which corresponding revenues were recognized.

        In 2010, cost of sales decreased 2 percent (3 percent in local currencies) to $22,060 million in line with the decline in revenues volume. Cost of sales, as a percentage of revenues, decreased to 69.8 percent from 70.7 percent in 2009. The reduction in cost of sales reflected measures mainly taken in the areas of supply management, global footprint and operational excellence as part of the cost take-out program. Restructuring programs implemented in many countries also helped to reduce costs as our operations benefited from higher production utilization. Savings from these programs were however partly offset by cost overruns in our cables business in our Power Systems division (see "Item 5. Operating and Financial Review and Prospects—Analysis of Results of Operations—Power Systems"). Improvement in the cost of sales as a percentage of revenues in 2010 was also limited by the continued impact of price erosion.

        Cost of sales decreased 6 percent to $22,470 million in 2009, mainly due to lower revenues. However, as a percentage of revenues, cost of sales increased to 70.7 percent from 68.7 percent in 2008. This increase was primarily attributable to higher under-absorption costs arising from lower business volumes, the impact of price erosion, higher restructuring-related charges, and changes in business and product mix (the proportion of revenues from high margin businesses is relatively lower in 2009). The impact of these factors was partly offset by savings realized from measures taken in the areas of supply management, global footprint and operational excellence.

Selling, general and administrative expenses

        The components of selling, general and administrative expenses were as follows:

($ in millions)	2010	2009	2008
Selling expenses	(2,947)	(2,868)	(2,943)
Selling expenses as a percentage of orders received	9.0%	9.3%	7.7%
General and administrative expenses	(1,668)	(1,623)	(1,852)
General and administrative expenses as a percentage of revenues	5.3%	5.1%	5.3%

Total selling, general and administrative expenses	(4,615)	(4,491)	(4,795)

Total selling, general and administrative expenses as a percentage of revenues	14.6%	14.1%	13.7%
Total selling, general and administrative expenses as a percentage of the average of orders received and revenues	14.4%	14.3%	13.1%

        In 2010, selling expenses increased 3 percent (2 percent in local currencies) due to (i) expenses from newly acquired companies, (ii) more sales resources employed, especially in emerging markets to support order growth and (iii) an increase in variable selling expenses, such as commissions and the costs associated with pursuing orders. Due to the higher orders volume, selling expenses as a percentage of orders received decreased to 9.0 percent from 9.3 percent in 2009.

        Selling expenses in 2009 decreased 3 percent from 2008 (but increased 3 percent in local currencies). The local currency increase was the result of an increase in doubtful debt allowance, higher expenses associated with longer tender phases in our systems business, offset in part by strict cost controls leading to a reduction of expenses and lower volume-related expenses such as sales commissions. Expressed as a percentage of orders received, selling expenses increased 1.6 percentage-points in 2009, mainly the result of lower orders received.

        In 2010, general and administrative expenses increased 3 percent (2 percent in local currencies) compared to 2009. Excluding expenses from newly acquired companies, general and administrative expenses were flat (decreased 1 percent in local currencies).

        In 2009, general and administrative expenses decreased 12 percent, reflecting savings achieved from our cost take-out program. Total general and administrative expenses, as a percentage of revenues, decreased to 5.1 percent from 5.3 percent in 2008.

Non-order related research and development expenses

        In 2010, non-order related research and development expenses increased 4 percent (4 percent in local currencies) to $1,082 million in line with our commitment to maintain a high level of research and development activity.

        In 2009, non-order related research and development expenses increased 1 percent (6 percent in local currencies) compared to 2008.

        Non-order related research and development expenses as a percentage of revenues increased to 3.4 percent in 2010 after increasing to 3.3 percent in 2009 from 2.9 percent in 2008.

Other income (expense), net

($ in millions)	2010	2009	2008
Restructuring expenses(1)	(54)	(111)	(5)
Capital gains, net	51	14	73
Asset write-downs	(57)	(50)	(11)
Income from licenses, equity-accounted companies and other income (expense)	46	476	(623)

Total	(14)	329	(566)

(1)
Excluding asset write-downs

        "Other income (expense), net", typically consists of restructuring expenses, gains or losses from the sale of businesses, gains or losses from the sale or disposal of property, plant and equipment, asset write-downs, our share of income or loss from equity-accounted companies and license income.

        Restructuring and related expenses are recorded in various lines within the Consolidated Income Statements depending on the nature of the charges. In 2010, restructuring expenses reported in "Other income (expense), net" were incurred for restructuring projects across all our divisions, principally in the Process Automation, Discrete Automation and Motion as well as the Power Products divisions. In 2009, restructuring expenses reported in "Other income (expense), net" were incurred for restructuring projects in all of our divisions but mainly in the Discrete Automation and Motion and Process Automation divisions. In 2008, restructuring expenses reported in "Other income (expense), net" were incurred for restructuring projects mainly in the Power Products and Process Automation divisions.

        In 2010, "Capital gains, net" consisted mainly of $35 million in gains on the sale of land and buildings, mainly in Sweden, Norway and Austria, as well as a $13 million gain on the sale of an equity-accounted company in Colombia. In 2009, "Capital gains, net" consisted primarily of gains from the sale of real estate properties, mainly in Norway, France, Switzerland and the Netherlands. In 2008, "Capital gains, net" consisted mainly of $14 million in gains from the sale of shares and participations, $10 million income from the release of a provision from a legal claim settlement related to the sold Air Handling business and $47 million capital gains from the sale of real estate properties, mainly in Switzerland, Brazil, Italy, Norway, the United Kingdom, Mexico, and Poland. Additionally, in 2008, we

recorded adjustments to the gain on the sale of Jorf Lasfar and Neyveli (two power plants in which we held a 50 percent stake) of $16 million related to the favorable outcome on an outstanding tax case.

        In 2010, "Asset write-downs" included $23 million for the impairment prior to the sale of two equity-accounted companies in the Ivory Coast, and other impairments and write-downs of tangible and intangible assets primarily related to Russia, Thailand, Czech Republic and the United States. Asset write-downs in 2009 included the impairment of certain fixed assets in the United States ($10 million) and other impairments and write-downs of tangible and intangible assets primarily relating to ongoing restructuring programs in various countries. Asset write-downs in 2008 mainly related to the distributed energy business in Great Britain and other minor impairments.

        In 2010, "Income from licenses, equity-accounted companies and other income (expense)" primarily consist of a $22 million release of provisions and income of $13 million from a break-fee related to the withdrawn bid to acquire Chloride Group PLC. In 2009, "Income from licenses, equity-accounted companies and other income (expense)" primarily consisted of the partial release of provisions related to the investigations in the power transformers business after the European Commission imposed a fine of 33.75 million euros (equivalent to $49 million on date of payment) in October 2009. Additionally, license income of approximately $5 million, mainly from Switzerland and Germany, was included in this line item. In 2008, "Income from licenses, equity-accounted companies and other income (expense)" primarily consisted of provisions for the ongoing investigations in the power transformers business by the European Commission, the German Federal Cartel Office, as well as the investigations by the U.S. Securities and Exchange Commission (SEC) and the U.S. Department of Justice (DoJ) which were recorded in Corporate and Other (see "Note 15 Commitments and contingencies" to our Consolidated Financial Statements). Income from equity-accounted companies in 2008 was generated from our equity ventures investment in Colombia and other investments in Italy, Finland and Germany and license income was generated mainly from Japan.

Earnings before interest and taxes

				% Change
($ in millions)	2010	2009	2008	2010	2009
Power Products	1,622	1,969	2,100	(18)%	(6)%
Power Systems	111	388	592	(71)%	(34)%
Discrete Automation and Motion	926	557	1,066	66%	(48)%
Low Voltage Products	806	519	819	55%	(37)%
Process Automation	755	643	958	17%	(33)%

Operating divisions	4,220	4,076	5,535	4%	(26)%
Corporate and Other	(402)	50	(983)	n.a.	n.a.

Total	3,818	4,126	4,552	(7)%	(9)%

        In 2010 EBIT decreased 7 percent (8 percent in local currencies) while in 2009, EBIT decreased 9 percent (8 percent in local currencies) as a result of the factors discussed above.

        EBIT margins were as follows:

(in %)	2010	2009	2008
Power Products	15.9	17.5	17.7
Power Systems	1.6	5.9	8.6
Discrete Automation and Motion	16.5	10.3	16.2
Low Voltage Products	17.7	12.7	17.3
Process Automation	10.2	8.2	11.4
Operating divisions	12.2	11.6	14.4
Total	12.1	13.0	13.0

        In 2010, EBIT margin in the operating divisions increased, driven by a strong recovery in the short-cycle business, particularly in our automation divisions. Price pressures continued in 2010; however the impact on earnings was more than offset by savings generated from the cost take-out program. EBIT margin in 2010 was lower in Power Products compared to 2009, mainly due to lower revenues (see "Item 5. Operating and Financial Review and Prospects—Analysis of Results of Operations—Power Products"), while in Power Systems EBIT margin declined as a result of losses in the cables business (see "Item 5. Operating and Financial Review and Prospects—Analysis of Results of Operations—Power Systems").

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

($ in millions)	2010	2009	2008
Interest and dividend income	95	121	315
Interest and other finance expense	(173)	(127)	(349)

Net interest and other finance expense	(78)	(6)	(34)

        "Interest and dividend income" decreased in 2010 compared to 2009. This decrease is primarily due to the lower level of interest rates during 2010 as a whole, compared to 2009. During the first six months of 2009, interest rates on euro-denominated balances, which constitute a significant portion of our total "Cash and equivalents" and "Marketable securities and short-term investments" balances, were higher than during the rest of 2009 and 2010.

        "Interest and dividend income" decreased in 2009 compared to 2008 due to the continued fall in market interest rates and despite the increase of $1,829 million in our net cash (defined as "Cash and equivalents" and "Marketable securities and short-term investments" less the sum of "Short-term debt and current maturities of long-term debt" and "Long-term debt"—see "Liquidity and Capital Resources" for further discussion).

        "Interest and other finance expense" increased in 2010 compared to 2009. However, the 2009 figure of $127 million includes the realization of foreign exchange gains on certain government bonds that were recorded in "Accumulated other comprehensive loss" at December 31, 2008 (as described below). If these gains are excluded to allow comparability between 2009 and 2008, "Interest and other finance expense" decreased compared to 2009, reflecting the continued low level of interest rates throughout 2010.

        "Interest and other finance expense" decreased in 2009 compared to 2008 primarily due to certain one-off items described below and the overall fall in market interest rates over the period. Firstly, in 2008, we recorded a $20 million other-than-temporary impairment on available-for-sale equity fund securities held by our captive insurance business, as we did not expect the market values of these securities to recover to their cost basis in the near term, given the market conditions at that time. Secondly, at December 31, 2008, we recorded $102 million in foreign exchange losses on the remeasurement into U.S. dollars of funding (in euro) of our euro-denominated investment in government bonds, designated as available-for-sale securities. The corresponding foreign exchange gains on these securities were part of their change in market values recorded in "Accumulated other comprehensive loss" in equity at December 31, 2008 and were the result of the significant move in the EUR/USD exchange rate in the month of December 2008 and the amount of the EUR-denominated funding of these securities (1.06 billion euro). The foreign exchange gains on the government bonds were released to the income statement in 2009, when these securities matured and contributed to the reduction in the total "Interest and other finance expense" in 2009 compared to 2008.

Provision for taxes

($ in millions)	2010	2009	2008
Income from continuing operations, before taxes	3,740	4,120	4,518
Provision for taxes	(1,018)	(1,001)	(1,119)
Effective tax rate for the year	27.2%	24.3%	24.8%

        The provision for taxes in 2010 represented an effective tax rate of 27.2 percent and included:

  •
  a net increase in valuation allowance on deferred taxes by $60 million, as we determined it was no longer more likely than not that such deferred tax assets would be realized. This amount included $44 million related to certain of our operations in Central Europe.

        The provision for taxes in 2009 represented an effective tax rate of 24.3 percent and included:

  •
  the net reduction in valuation allowance of approximately $46 million on deferred taxes, as we determined it was more likely than not that such deferred tax assets would be realized. This net reduction in valuation allowance included a benefit of $60 million related to our operations in Central Europe.

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

        The provision for taxes in 2008 represented an effective tax rate of 24.8 percent and included:

  •
  the net reduction in valuation allowance of approximately $414 million on deferred taxes, as we determined it was more likely than not that such deferred tax assets would be realized. The reduction in valuation allowance was predominantly related to our operations in North America (of approximately $330 million).

  •
  an expense of approximately $140 million relating to a pending tax dispute in Northern Europe.

  •
  approximately $100 million related to costs of previously disclosed investigations by the U.S. and European authorities into suspect payments and alleged anti-competitive practices that were deducted for financial accounting purposes, but were not tax deductible.

Income from continuing operations, net of tax

        As a result of the factors discussed above, income from continuing operations, net of tax, decreased by $397 million to $2,722 million in 2010 compared to 2009, and decreased by $280 million to $3,119 in 2009 compared to 2008.

Income (loss) from discontinued operations, net of tax

        "Income (loss) from discontinued operations, net of tax" was as follows:

($ in millions)	2010	2009	2008
Downstream Oil and Gas business sold in 2007	(13)	21	(5)
Transformer business in South Africa sold in 2008	—	—	13
Asbestos	—	—	(31)
Other	23	(4)	2

Total	10	17	(21)

        The $23 million net income in "Other" in 2010 included $29 million related to the release of provisions for certain environmental obligations that were subsequently settled in February 2011, offset by several insignificant expenses. For further discussion on the discontinued operations see "Note 3 Acquisitions, divestments and discontinued operations" and "Note 15 Commitments and contingencies" to our Consolidated Financial Statements.

Net income attributable to ABB

        As a result of the factors discussed above, net income attributable to ABB decreased by $340 million to $2,561 million in 2010 compared to 2009 and decreased by $217 million to $2,901 million in 2009 compared to 2008.

Earnings (loss) per share attributable to ABB shareholders

(in $)	2010	2009	2008
Income from continuing operations, net of tax:
Basic	1.12	1.26	1.37
Diluted	1.11	1.26	1.37
Net income attributable to ABB:
Basic	1.12	1.27	1.36
Diluted	1.12	1.27	1.36

        Basic earnings (loss) per share is calculated by dividing income (loss) by the weighted-average number of shares outstanding during the year. Diluted earnings (loss) per share is calculated by dividing income (loss) by the weighted-average number of shares outstanding during the year, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise: outstanding written call options; outstanding options and shares granted subject to certain conditions under our share-based payment arrangements. See "Note 20 Earnings per share" to our Consolidated Financial Statements.

Divisional analysis

Power Products

        The financial results of our Power Products division were as follows:

				% Change
($ in millions except EBIT Margin %)	2010	2009	2008	2010	2009
Orders	9,778	10,940	13,627	(11)%	(20)%
Order backlog at December 31,	7,930	8,226	7,977	(4)%	3%
Revenues	10,199	11,239	11,890	(9)%	(5)%
EBIT	1,622	1,969	2,100	(18)%	(6)%
EBIT Margin %(1)	15.9%	17.5%	17.7%	n.a.	n.a.

(1)
EBIT Margin % is calculated as EBIT divided by revenues

Orders

        In 2010, orders were down 11 percent (13 percent in local currencies) primarily due to lower large orders in the transmission sector, which could not be compensated by an improvement in the distribution and industrial sectors. Order intake was further impacted by lower price levels due to weaker market conditions and increased competition.

        In 2009, orders were down 20 percent (14 percent in local currencies) primarily due to lower demand from industrial and construction-related markets as well as from the distribution sector. Order intake was further impacted by lower price levels due to weaker market conditions and the pass-through of reduced commodity costs.

        The geographic distribution of orders as a percentage of total orders for our Power Products division was as follows:

(in %)	2010	2009	2008
Europe	35	34	38
The Americas	26	23	24
Asia	29	33	30
Middle East and Africa	10	10	8

Total	100	100	100

        In 2010, the share of orders from Europe and the Americas improved despite declining order intake due to lower volumes in emerging markets. We saw a significant slowdown in China, resulting from local buying preference, and also in India. MEA remained flat as a percentage of total orders but declined in volume terms due to less large orders.

        In 2009, the share of orders from Europe and the Americas decreased due to unfavorable macro-economic conditions. However, these regions continued to generate over 50 percent of our order volume. Meanwhile, emerging markets in Asia and MEA showed relatively greater resilience and continued to invest in infrastructure projects, leading to an increase in their share of the total order volume.

Order backlog

        In 2010, order backlog decreased 4 percent (5 percent in local currencies) after increasing 3 percent (decreased 2 percent in local currencies) in 2009. This was mainly the result of the lower large order intake in the transmission sector which forms a significant part of the order backlog.

Revenues

        In 2010, revenues decreased 9 percent (11 percent in local currencies) due to the slower conversion cycle of large projects in the order backlog. However, the short and mid-cycle businesses (for example, medium-voltage equipment and distribution transformers), increased their contribution as a result of the revival in the distribution and industrial sectors.

        Revenues decreased 5 percent (1 percent in local currencies) in 2009 due to the lower contribution of shorter-cycle businesses mainly related to the industrial and construction sectors, as reflected in the order intake. This includes businesses such as medium-voltage equipment and distribution transformers.

        The geographic distribution of revenues for our Power Products division was as follows:

(in %)	2010	2009	2008
Europe	34	35	38
The Americas	26	25	24
Asia	31	31	30
Middle East and Africa	9	9	8

Total	100	100	100

        In 2010, the geographical distribution of revenues followed similar trends as orders but revenues were down in all the regions. Europe's share declined marginally due to slower order backlog conversion of large projects and the Americas' share improved due to increased book and bill revenues from the distribution related businesses. In Asia and MEA the share of revenues remained at similar levels as the previous year.

        In 2009, the geographical distribution of revenues followed similar trends as orders but Europe's share declined slightly due to lower revenues in Russia and a challenging market environment. The Americas reported marginally positive growth in local currencies mainly due to increased revenues from transmission sector related products which compensated for the lower sales of distribution related products. In Asia, revenues dipped marginally due to delays in customer acceptance of deliveries due to the slowdown in execution of infrastructure projects in a weaker market environment. MEA recorded positive growth in revenues, as several large projects were executed during the year.

Earnings before interest and taxes

        Lower EBIT and EBIT margin in 2010 were mainly the result of lower cost absorption on the basis of lower revenues as well as the impact of price declines in certain emerging markets. In 2009, EBIT and EBIT margin were lower, mainly due to reduced revenues and a lower share of higher-margin short-cycle product revenues compared to 2008. Total restructuring-related charges in 2010 and 2009 amounted to $44 million and $77 million, respectively. In 2008, the transformer consolidation program was completed and $46 million of charges were recorded.

Fiscal year 2011 outlook

        We see signs of improvement in the power distribution and industrial sectors, which is reflected in our distribution related businesses such as medium voltage products and distribution transformers. Investments in power transmission are expected to pick up in the second half of 2011. The medium and long-term growth drivers for this business remain intact. This includes the buildup of capacity in emerging markets, increasing focus on renewables, energy efficiency, development of smarter, more reliable and flexible grids as well as economic stimulus packages targeted at strengthening power infrastructure.

Power Systems

        The financial results of our Power Systems division were as follows:

				% Change
($ in millions except EBIT Margin %)	2010	2009	2008	2010	2009
Orders	7,896	7,830	7,408	1%	6%
Order backlog at December 31,	10,929	9,675	7,704	13%	26%
Revenues	6,786	6,549	6,912	4%	(5)%
EBIT	111	388	592	(71)%	(34)%
EBIT Margin %(1)	1.6%	5.9%	8.6%	n.a.	n.a.

(1)
EBIT Margin % is calculated as EBIT divided by revenues

Orders

        Order intake in 2010 increased 1 percent (decreased 1 percent in local currencies). Strong growth in base orders, seen in industrial and distribution markets, more than compensated for a decrease in large orders resulting from the timing of large scale transmission infrastructure investments. The demand drivers for power systems business remain favorable, as the focus on renewable energy, interconnections and grid reliability is expected to continue. Large orders secured in 2010 included HVDC Light® transmission links connecting three North Sea wind farms to the German power grid (project DolWin with value of approximately $700 million), and another between the Nordic and Baltic regions (project NordBalt with value of approximately $580 million). Continuous price pressure in some of our key geographical markets negatively impacted orders in 2010. Orders in 2010 included $97 million from Ventyx, a software provider and key player in the field of energy management that was acquired in the second quarter of 2010.

        Order intake in 2009 increased 6 percent (17 percent in local currencies), compared to 2008, with power transmission orders from utility customers compensating for lower demand in the industrial and power distribution sectors. A slow-down in base orders was more than offset by strong growth in large orders. Large orders secured in 2009 included the $550 million EirGrid power link project where our HVDC Light® technology will facilitate the integration of renewable energy and enhance capacity and stability of both the Irish and the U.K. transmission grids. A $540 million HVDC contract was received for the world's longest power transmission link (project Rio Madeira) to be constructed in Brazil, bringing remote hydro power to urban centers around São Paulo. Orders in 2009 also included a $400 million substation project in Kuwait to further enhance the country's electrical transmission grid.

        The geographic distribution of orders as a percentage of total orders for our Power Systems division was as follows:

(in %)	2010	2009	2008
Europe	47	33	39
The Americas	14	22	16
Asia	15	16	20
Middle East and Africa	24	29	25

Total	100	100	100

        In 2010, Europe remained the largest region in terms of order intake. As in 2009, the strong political commitment in Europe to increase the share of renewables and adapt the grids to make them

"smarter" and more reliable was increasingly being translated into actions and hence orders. MEA continued to be our second largest region in terms of orders in 2010, despite a lower order intake than in 2009. The order share from the Americas decreased as a drop in large orders offset a growth in base orders. Lower orders from Asia mainly reflected an order decline in India from a high level the year before, relating to the timing of large order awards.

        Europe was the largest region in terms of order intake in 2009, followed by MEA, where demand growth in several countries in the Middle East, led by Kuwait and Saudi Arabia, more than offset a slower order intake in Southern Africa. Significant growth in the Americas was helped by the large order intake in Brazil. Orders also grew in Mexico as further investments were made to meet the rising demand for energy and enhance grid reliability and efficiency. The share of orders from Asia decreased as lower volumes in China and Australia could not be fully compensated by a higher order intake in India.

Order backlog

        Order backlog at December 31, 2010, increased 13 percent (12 percent in local currencies), resulting mainly from a further increase in the share of large orders as a proportion of total orders. Large projects stay longer in the order backlog than base orders, as the project execution time is considerably longer.

        Order backlog at December 31, 2009, increased 26 percent (20 percent in local currencies), due mainly to the strong growth in large order intake.

Revenues

        In 2010, revenues increased 4 percent (2 percent in local currencies). Among our businesses, the revenue growth was led by power generation, reflecting the strong order backlog at the beginning of the year and a higher book and bill ratio in 2010 than in 2009 (orders that can be converted to revenues within the same calendar year). Revenues in 2010 included $97 million from Ventyx since the date of acquisition.

        Revenues decreased 5 percent (increased 1 percent in local currencies) in 2009 as compared with 2008. The revenue development in 2009 mainly reflected the scheduled project execution of the order backlog. The lower share of base orders led to a lower book and bill ratio in 2009 than in 2008.

        The geographic distribution of revenues for our Power Systems division was as follows:

(in %)	2010	2009	2008
Europe	34	39	42
The Americas	21	15	14
Asia	17	18	18
Middle East and Africa	28	28	26

Total	100	100	100

        Europe continued to be the largest region in terms of revenues in 2010, even though revenues from the region were lower than in 2009, mainly reflecting scheduled project execution. The share of revenues from the MEA region remained largely unchanged, while revenues from the Americas increased, led by growth in Brazil. Revenues were flat in Asia, as an increase in India helped offset lower revenues from other parts of the region.

        2009 revenues in Europe were lower than in 2008, reflecting the project execution scheduled, as well as lower book and bill volumes. There was a small increase in revenues in the Americas, led by growth in Mexico and Brazil. In the MEA region, revenues increased on project progress particularly in

Namibia, Saudi Arabia and Kuwait, which more than compensated for the postponements of a few projects in the United Arab Emirates.

Earnings before interest and taxes

        EBIT for the Power Systems division decreased 71 percent (77 percent in local currencies) in 2010, compared with a decrease of 34 percent (29 percent in local currencies) in 2009. The EBIT margin for the division decreased to 1.6 percent in 2010, compared with 5.9 percent and 8.6 percent in 2009 and 2008, respectively.

        The decrease in EBIT and EBIT margin in 2010 was primarily attributable to cost overruns exceeding $200 million in a small number of subsea cable projects. The cost overruns mainly related to cable laying and trenching activities. Lower prices on past orders, now flowing through to revenues, negatively impacted the gross margin and the EBIT margin. EBIT was also impacted by increased sales expenses, following high tendering activity, as well as increased spending for research and development. Amortization expenses increased, mainly following the acquisition of Ventyx. These negative EBIT impacts were partly offset by savings from the cost take-out program and the release of provisions related to the business in Russia and settlements with the U.S. Securities and Exchange Commission and Department of Justice. Restructuring-related expenses in 2010 were $48 million compared to $90 million in 2009, but remained at a relatively high level.

        The lower EBIT and EBIT margin in 2009, compared to 2008, were primarily the result of restructuring-related charges, lower revenues, higher research and development spending, as well as increased sales cost from higher tendering activity.

Fiscal year 2011 outlook

        While we already see the revival of the distribution and industrial sectors, transmission activity is expected to pick up towards the second half of 2011. Key market drivers for the Power Systems division continue to be economic growth and power infrastructure investment on new capacities in emerging markets, integration of renewable energy sources, upgrades of aging infrastructure, energy efficiency, and the development of more reliable, flexible and smarter grids.

Discrete Automation and Motion

        The financial results of our Discrete Automation and Motion division were as follows:

				% Change
($ in millions except EBIT Margin %)	2010	2009	2008	2010	2009
Orders	5,862	4,702	7,129	25%	(34)%
Order backlog at December 31,	3,350	3,046	3,595	10%	(15)%
Revenues	5,617	5,405	6,588	4%	(18)%
EBIT	926	557	1,066	66%	(48)%
EBIT Margin %(1)	16.5%	10.3%	16.2%	n.a.	n.a.

(1)
EBIT Margin % is calculated as EBIT divided by revenues

Orders

        Orders grew strongly in 2010, due to increased market demand compared to the low level of 2009. Orders in low-voltage (LV) drives and LV motors increased in 2010 as a result of increased demand in process industries segment and investments in renewable energy sectors such as wind and solar. The automotive industry recovered from the low level of 2009 and increased investments made by car manufacturers as well as general industry customers led to strong order growth for our robotics business.

        In 2009, orders declined by 34 percent due to the economic downturn worldwide. All businesses reported lower orders as most market segments and regions were negatively affected by the worldwide economic recession. Our robotics business decreased 54 percent as the automotive industry postponed or cancelled many investments.

        The geographic distribution of orders as a percentage of total orders for our Discrete Automation and Motion division was as follows:

(in %)	2010	2009	2008
Europe	46	49	57
The Americas	16	13	15
Asia	34	33	25
Middle East and Africa	4	5	3

Total	100	100	100

        Orders grew in most of the regions in 2010, with the most significant increases being in Asia and the Americas. A strong recovery in the automotive and process industry markets in the United States contributed to the high increase in the Americas. Orders in China grew 44 percent, mainly driven by the robotics and LV drives businesses. In Europe orders increased 18 percent due to improved market demand but Europe's share of total orders decreased as other regions grew more.

        In 2009, the share of orders from Europe and the Americas declined as the recession affected these regions more than the emerging markets in Asia. Orders in China and India increased, albeit at a lower rate than prior years.

Order backlog

        Order backlog in 2010 increased 10 percent as orders were higher than revenues for most businesses, especially in the LV drives, robotics and LV motors businesses. Order backlog in the machines business decreased as large orders were delivered during the year.

        The backlog was substantially reduced in 2009 following the weak order intake for products due to the recession. The reduction of order backlog in 2009 was also the result of high shipments by businesses with longer delivery times such as power electronics.

Revenues

        Revenues in 2010 increased 4 percent as a result of the high order growth for products such as LV drives, robotics and LV motors. Longer-cycle businesses such as power electronics and machines reported lower revenues due to weak backlog at the beginning of the year.

        Revenues declined 18 percent in 2009 mainly due to weak order intake. Robotics declined 41 percent as projects were postponed or cancelled. Also LV drives, machines and LV motors had lower revenues due to the weak business environment. However, power electronics and MV drives increased revenues due to a strong order backlog at the start of 2009.

        The geographic distribution of revenues for our Discrete Automation and Motion division was as follows:

(in %)	2010	2009	2008
Europe	48	54	58
The Americas	14	14	15
Asia	34	29	24
Middle East and Africa	4	3	3

Total	100	100	100

        Favorable market development and a focused build-up of local activities have contributed to the increased share from Asia. Europe's share declined in 2010 due to low order backlog at the beginning of the year caused by the weak order intake in 2009.

        In 2009, Europe's share of revenues was reduced as most mature markets were negatively affected by the global recession. Revenue growth in China and India contributed to the increase in Asia's share of total revenues.

Earnings before interest and taxes

        In 2010, EBIT improved substantially as a result of cost savings and a turnaround in the robotics business. LV drives further increased EBIT, while LV motors recovered from the low level of 2009. The robotics business returned to profitability in 2010, on the basis of higher revenues, supported by executed restructuring initiatives and cost saving measures. EBIT in the machines and power electronics business and MV drives business deteriorated in 2010, due to lower capacity utilization and the project mix.

        EBIT in 2009 decreased 48 percent due to lower revenues, reduced capacity utilization and restructuring-related costs to adapt to weaker demand. Negative EBIT in the robotics business was caused by low factory loadings, declining service revenues and capacity adjustments. Lower EBIT in LV drives was mainly due to decreased revenues while LV motors and machines experienced low capacity utilization. Power electronics and MV drives increased EBIT as a result of higher revenues due to a high opening backlog.

Fiscal year 2011 outlook

        Excluding the impact from the acquisition of Baldor, we expect continued growth in orders and revenues, especially in emerging markets, led by China and India. Key market drivers for the Discrete Automation and Motion division include the need for improved energy efficiency and productivity in a wide range of industries, demand for reliable and high-quality power supply to industry and commercial facilities, and demand for automation solutions that make better use of renewable energies.

Low Voltage Products

        The financial results of our Low Voltage Products division were as follows:

				% Change
($ in millions except EBIT Margin %)	2010	2009	2008	2010	2009
Orders	4,686	4,079	4,865	15%	(16)%
Order backlog at December 31,	838	734	710	14%	3%
Revenues	4,554	4,071	4,747	12%	(14)%
EBIT	806	519	819	55%	(37)%
EBIT Margin %(1)	17.7%	12.7%	17.3%	n.a.	n.a.

(1)
EBIT Margin % is calculated as EBIT divided by revenues

Orders

        Orders increased 15 percent (15 percent in local currencies) in 2010 and decreased 16 percent (11 percent in local currencies) in 2009. In 2010 orders grew on higher demand from industrial customers, the solar energy market and construction-related sectors. Strong order growth was recorded across all product businesses, whereas the system business was affected by weaker market conditions in the beginning of 2010 which gradually recovered during the second half of 2010. In 2009, the demand in industrial and construction markets deteriorated leading to a decline in orders across most regions and all product lines. However, the order trend improved at the end of 2009 for some standard products such as wiring accessories, as the construction markets started recovering from a low level.

        The geographic distribution of orders as a percentage of total orders for our Low Voltage Products division was as follows:

(in %)	2010	2009	2008
Europe	56	60	64
The Americas	9	8	9
Asia	26	23	20
Middle East and Africa	9	9	7

Total	100	100	100

        In 2010, orders grew across all regions as market conditions improved. The share of orders from Europe, the largest region, continued to decrease as the share from Asia increased, led by strong growth in China. Orders from the Americas increased as South America continued to grow strongly, particularly from the key market of Brazil. The share of orders from MEA remained stable, although orders grew in absolute terms. The share of orders from Europe in 2009 decreased due to the weak construction market, particularly in Western Europe. The share of orders in the Americas remained stable as order growth in South America compensated for the weakening construction sector in the United States. The share of orders from Asia increased as a result of industrial infrastructure investments in China and India.

Order backlog

        Order backlog in 2010 increased 14 percent (14 percent in local currencies) as orders were higher than revenues across all businesses, especially in the LV system business which typically has longer delivery schedules than the product business. Order backlog in 2009, compared to 2008, increased 3 percent (decreased 1 percent in local currencies) which was mainly influenced by weak demand in the LV system business.

Revenues

        Revenues in 2010 increased 12 percent (13 percent in local currencies), as the strong order growth and the short execution cycle in the product business was converted to revenues. Revenues grew across all product businesses, whereas revenues in the LV system business decreased due to a weak opening backlog. Revenues in 2009 decreased 14 percent (9 percent in local currencies), due to low demand from industrial and construction markets as reflected in the order intake. Revenues declined across all product businesses as well as in the LV system business where the decrease was slightly offset by backlog execution.

        The geographic distribution of revenues for our Low Voltage Products division was as follows:

(in %)	2010	2009	2008
Europe	57	60	65
The Americas	9	8	9
Asia	26	24	19
Middle East and Africa	8	8	7

Total	100	100	100

        In 2010, all regions recorded growth in revenues compared to the previous year, as the demand from the construction market started to recover from low levels. Despite positive growth, the share of revenues from Europe continued to decrease as growth rates were higher in Asia and the Americas. The increased share of revenues from Asia was the result of order growth and the build-up of local resources in sales, service and production in this region. In 2009, the geographical distribution of revenues followed a similar trend to orders. The share of revenues from Europe decreased due to weak order development and short execution cycle in the product business. The Americas and MEA remained stable, whereas the share of revenues from Asia increased as a result of high order intake, as well as strong backlog in China.

Earnings before interest and taxes

        In 2010, EBIT increased 55 percent (58 percent in local currencies) as a result of higher revenues, a favorable product mix and the positive effects of cost reduction initiatives including restructuring measures. In 2009, EBIT decreased 37 percent (33 percent in local currencies) as a result of lower revenues, reduced capacity utilization and restructuring-related costs to adapt to weaker demand.

Fiscal year 2011 outlook

        We expect continued growth in Asia and South America, as well as an increased focus in the areas of renewable energy and energy efficiency applications which will benefit the Low Voltage Products division in 2011.

Process Automation

        The financial results of our Process Automation division were as follows:

				% Change
($ in millions except EBIT Margin %)	2010	2009	2008	2010	2009
Orders	7,383	6,684	9,244	10%	(28)%
Order backlog at December 31,	5,530	5,523	6,230	0%	(11)%
Revenues	7,432	7,839	8,397	(5)%	(7)%
EBIT	755	643	958	17%	(33)%
EBIT Margin %(1)	10.2%	8.2%	11.4%	n.a.	n.a.

(1)
EBIT Margin % is calculated as EBIT divided by revenues

Orders

        Orders grew in 2010 despite continued uncertainty in the market regarding the strength of the industrial recovery. Base orders grew significantly recording a double-digit growth compared to 2009. Order growth was led by marine, minerals and pulp and paper reflecting ongoing investments in the energy and commodity based sectors. Orders in oil and gas were down as large orders booked in the previous year were not repeated, while the base order business remained at a similar level. Life cycle services orders also increased as customers brought existing capacity back online following the business downturn of 2009.

        In 2009, orders decreased 28 percent (22 percent in local currencies) as both large orders and base orders were down during 2009 compared with the strong performance in 2008. The market slowdown in the fourth quarter of 2008 continued during 2009 with some stabilization of orders at the end of the year. The market was still driven by cost savings and energy and production efficiency requirements.

        Lower orders in 2009, was the result of lower investments in the marine, minerals, metals, and pulp and paper markets, as due to the financial crisis, customers reduced investments due to uncertainty of future demand and limited access to project financing. Orders from the oil and gas sector remained strong in 2009 and grew 16 percent due to several large orders from the MEA region. The performance services business grew due to the joint venture formed with Stora Enso to provide maintenance operations and improve efficiency at six pulp, paper and board mills in Finland.

        The geographic distribution of orders as a percentage of total orders for our Process Automation division was as follows:

(in %)	2010	2009	2008
Europe	39	40	41
The Americas	22	19	19
Asia	29	22	29
Middle East and Africa	10	19	11

Total	100	100	100

        In 2010, order growth was led by the emerging markets in Asia and South America. In South America, order growth was led by investments in the minerals sector in Chile and Peru, whereas in Asia, demand increased from the minerals sector in China and the marine sector in South Korea. Orders also increased in mature markets in Europe and North America.

        In 2009, European orders were down due to lower investments in the marine and minerals markets; however the region continued to represent the largest share of orders for Process Automation. In the Americas, the higher demand in Peru and Colombia was insufficient to offset the lower order intake from the United States, Brazil, Canada and Mexico. The strong growth in Asia during 2008 could not be repeated during 2009 due to lack of large orders from the marine, metals and pulp and paper market sectors. MEA recorded significant order growth during 2009 led by strong oil and gas investments in Algeria.

Order backlog

        Order backlog at December 31, 2010 remained at the same level as the previous year. Order backlog at December 31, 2009, decreased 11 percent (17 percent in local currencies) compared to a year earlier. This reduction was the result of lower order intake combined with strong execution of projects in our opening backlog, principally in the marine, minerals and metals business sectors. Order cancellations of approximately $300 million were received from customers in 2009, reducing our orders received and order backlog correspondingly.

Revenues

        Revenues in 2010 were down significantly in the systems business as a result of a lower backlog, whereas revenues in products and life-cycle services grew. In the systems business, revenues were down in the metals, marine and minerals sectors, whereas the pulp and paper sector recorded an increase, reflecting the ongoing execution of projects from order backlog. Revenues in 2009 from our systems business decreased 2 percent. The increase was led by minerals and oil and gas due to the strong backlog built up in the systems business during 2008. Revenues in pulp and paper were down due to the low activity levels in the market already prior to the financial crisis with several customers shutting down mills in America and Europe. Service revenues were approximately at the same level as a year earlier in local currencies, due to the strong installed base and the contribution from the newly formed joint venture with Stora Enso. The products business was lower across all product lines during 2009 due to the short revenue conversion cycle (from orders received into revenues). Higher operational expenditure in the maintenance areas supported revenue growth in marine and metals services.

        The geographic distribution of revenues for our Process Automation division was as follows:

(in %)	2010	2009	2008
Europe	39	42	45
The Americas	19	19	19
Asia	27	27	27
Middle East and Africa	15	12	9

Total	100	100	100

        In 2010, revenues were lower in most parts of Europe with the exception of Italy. In the Americas, the United States recorded revenue growth, although the region overall recorded a decline. In Asia, South Korea recorded double-digit growth, while India and China recorded a decrease. MEA recorded growth in revenues primarily reflecting ongoing execution of the El Merk project in Algeria. Higher revenues in 2009 from Finland and Norway were insufficient to maintain the same high level of revenues recorded in 2008 in Europe, as revenues were lower in the United Kingdom, Germany and Russia. Revenues in the Americas were slightly lower when compared with a strong performance a year earlier; Canada and Chile recorded significant growth while revenues from the United States and Brazil were lower. In Asia, revenues were down mainly in Japan, Australia and Vietnam while Singapore experienced double-digit growth. Revenues in 2009 from MEA recorded significant growth due to the execution of several large projects in Congo, Qatar and Pakistan.

Earnings before interest and taxes

        Despite lower revenues, EBIT and EBIT margin increased in 2010, partly reflecting the successful implementation of cost reduction measures and a higher share of revenues from products and services business, which usually carries higher margin than the systems business. Improved project execution and project cost control also contributed to the strong result. EBIT for the Process Automation division decreased 33 percent (29 percent in local currencies) in 2009. EBIT in 2009 included restructuring-related charges of $114 million, compared with $25 million recorded during 2008.

Fiscal year 2011 outlook

        Most process industries are showing signs of recovery, but because capital expenditure in these sectors typically occurs later in the economic cycle we expect a continued challenging market environment in 2011 with customer decision making being slow and continuing price pressure in certain sectors. Order growth will be primarily driven by energy and commodity-based segments. Our life-cycle services business is also expected to grow in 2011.

Corporate and Other

        EBIT for Corporate and Other was as follows:

($ in millions)	2010	2009	2008
Corporate headquarters and stewardship	(296)	(296)	(277)
Corporate research and development	(120)	(115)	(118)
Corporate real estate	48	30	49
Equity investments	(11)	(8)	(1)
Other	(23)	439	(636)

Total Corporate and Other	(402)	50	(983)

        In 2010, Corporate headquarters and stewardship costs remain flat as a result of continued focus on cost control. Corporate costs in countries decreased and the savings generated were used to finance global corporate initiatives to support growth. In 2009, Corporate headquarters and stewardship costs increased mainly due to higher pension funding costs related to divested business. This increase was partly offset by lower expenses for our executive committee, lower corporate costs in the countries and an improved result in our captive insurance company.

        In 2010, Corporate research and development costs increased slightly, in line with the strategy to maintain a high focus in this area. Corporate research and development costs in 2009 remained at a similar level as in 2008.

        Corporate real estate consists primarily of rental income. In addition, in 2010, Corporate real estate reported gains of $33 million from the sale of land and buildings, mainly in Sweden, Norway, Austria and Venezuela. In 2009, gains of $12 million from the sale of facilities mainly in Switzerland, the Netherlands and Norway were offset by a $10 million asset impairment charge in the United States. EBIT of real estate operations in 2008 included a $33 million gain from the sale of properties mainly in Switzerland, Brazil, Italy, Mexico and Poland.

        In 2010, EBIT from Equity investments resulted in a loss of $11 million, primarily due to an impairment of $23 million of two equity-accounted companies in the Ivory Coast that were subsequently sold, and a net gain of $13 million on the sale of an equity-accounted company in Colombia. In 2009, EBIT from equity investments was an $8 million loss, primarily representing an operating loss of our equity investment in a power plant in Colombia. EBIT from Equity investments decreased in 2008 as most investments were sold in previous years.

        In 2010, EBIT from "Other" included $9 million operational costs of our Global Treasury Operations and $5 million losses from our distributed energy business in Great Britain which is currently in the divestment process. In 2009, EBIT from "Other" of $439 million included primarily the partial release of provisions (related to the investigations into our Power Transformers business) following the European Commission's decision to impose a fine in October 2009. It also included the costs of our Group Treasury Operations. The negative EBIT from "Other" in 2008 was the result of provisions related to the investigations into our Power Transformers business and the voluntary disclosures to the SEC and DoJ regarding suspect payments (see "Note 15 Commitments and contingencies" to our Consolidated Financial Statements). Also included are the costs of our Group Treasury Operations of $10 million in 2008. Furthermore, "Other" in 2008 included $7 million in losses mainly related to the write-down of assets of our distributed energy business in Great Britain.

Restructuring programs

Cost take-out program

        In December 2008, we announced a two-year cost take-out program to adjust our cost base to rapidly changing market conditions and protect our profitability. The program's original target was to reduce our costs—comprising both cost of sales and general and administrative expenses—from 2008 levels by a total of $1.3 billion by the end of 2010. As a result of the ongoing deterioration of ABB's markets over most of 2009, the cost take-out goal was expanded to $3 billion. The savings were focused on low-cost sourcing, reduced general and administrative expenses, internal process improvements and adjustments to our global manufacturing and engineering footprint.

        Cost reductions for 2009 were significantly ahead of plan and exceeded $1.5 billion. In 2010, the cost take-out goal was achieved and total cost reductions for the whole program exceeded $3.3 billion. Approximately 50 percent of these savings were achieved by optimizing global sourcing (excluding changes in commodity prices). The remainder was achieved through reductions to general and administrative expenses, as well as global footprint and operational excellence measures.

        We have substantially completed the cost take-out program with total charges of $836 million.

        The following table outlines the total costs incurred in 2010 and the cumulative amount of costs incurred to December 31, 2010, under the program.

($ in millions)	Costs incurred in 2010	Cumulative costs incurred to December 31, 2010
Power Products	44	122
Power Systems	48	139
Discrete Automation and Motion	35	256
Low Voltage Products	36	114
Process Automation	44	183
Corporate and Other	6	22

Total	213	836

        For details of the nature of the costs incurred and their impact on the Consolidated Financial Statements, see "Note 21 Restructuring and related expenses" to our Consolidated Financial Statements.

        The majority of the remaining cash outlays, primarily for employee severance benefits, are expected to occur in 2011 as the employees leave ABB. We expect to finance these restructuring activities from our cash flow from operations.

LIQUIDITY AND CAPITAL RESOURCES

Principal sources of funding

        In 2010, 2009 and 2008, we met our liquidity needs principally using cash from operations and bank borrowings.

        During 2010, 2009 and 2008, our financial position was strengthened by the positive cash flow from operating activities of $4,197 million, $4,027 million and $3,958 million, respectively.

        Our financial position is shown in the table below:

	December 31,
($ in millions)	2010	2009
Cash and equivalents	5,897	7,119
Marketable securities and short-term investments	2,713	2,433
Short-term debt and current maturities of long-term debt	(1,043)	(161)
Long-term debt	(1,139)	(2,172)

Net cash (defined as the sum of the above lines)	6,428	7,219

        Net cash at December 31, 2010, decreased compared to the balance at December 31, 2009, primarily due to the cash outflow for the acquisition of businesses ($1,313 million), the increase in our ownership interest in our Indian publicly-listed subsidiary from approximately 52 percent to 75 percent ($956 million) and the dividends paid in the form of a nominal value reduction ($1,112 million). Net cash therefore decreased compared to the balance at December 31, 2009, despite the cash generated by operations during 2010 of $4,197 million. See "Financial Position", "Net cash provided by (used in) investing activities" and "Net cash used in financing activities" for further details.

        Our Group Treasury Operations is responsible for providing a range of treasury management services to our group companies and is also responsible for investing cash in excess of current business requirements. At December 31, 2010 and 2009, the proportion of our aggregate "Cash and equivalents" and "Marketable securities and short-term investments" managed by our Group Treasury Operations amounted to 71 percent and 78 percent, respectively.

        In 2010, the overall investment strategy of maintaining diversification and flexibility in our investment portfolio continued with a mix of government securities, highly-rated corporate short-dated paper and time deposits of short duration with banks. During the second quarter of 2010, we began to invest in AAA-rated liquidity (money market) funds in order to diversify our investment base and increase the yield on our investments. At December 31, 2010, such investment represented $1,789 million of the total marketable securities and short-term investments balance of $2,713 million in table above.

        In January 2011, we sold the $1,789 million money market funds. Also in January 2011, we used $4.2 billion of our cash in connection with the purchase of Baldor Electric Company and the repayment of debt assumed upon acquisition.

        In the first half of 2009, the market in general rebounded and with investors' risk appetites returning; equities improved and credit spreads tightened. Consequently, we increased our investments in corporate papers and extended the duration on our time deposits with banks to enhance the return on our investments. Towards the end of 2009, we again invested in government securities, as better returns could be made than with some banks who were offering low rates due to the amount of liquidity in the market.

        We actively monitor credit risk in our investment portfolio and hedging activities. Credit risk exposures are controlled in accordance with policies approved by our senior management to identify, measure, monitor and control credit risks. We closely monitor developments in the credit markets and make appropriate changes to our investment policy as deemed necessary. The rating criteria we require for our counterparts have remained unchanged during 2010 as follows—a minimum of A rating for our banking counterparts, while the minimum required rating for investments in short-term corporate paper is A-1/P-1. In addition to rating criteria, we have specific investment criteria and restrictions on the sectors we invest in. These parameters are closely monitored on an ongoing basis and amended as we consider necessary.

        We believe the cash flows generated from our business are sufficient to support business operations, capital expenditures, business acquisitions, the payment of dividends to shareholders and contributions to pension plans. Due to the nature of our operations, our cash flow from operations generally tends to be weaker in the first half of the year than in the second half of the year. We have the ability to supplement this near-term liquidity, if necessary, through access to the capital markets (including short-term commercial paper) and credit facilities. Consequently, we believe that our ability to obtain funding from these sources will continue to provide the cash flows necessary to satisfy our working capital and capital expenditure requirements, as well as meet our debt repayments and other financial commitments for the next 12 months. See "Contractual obligations".

Debt and interest rates

        Total outstanding debt was as follows:

	December 31,
($ in millions)	2010	2009
Short-term debt including current maturities of long-term debt (including bonds)	1,043	161
Long-term debt:
—bonds (excluding portion due within one year)	946	1,961
—other long-term debt	193	211

Total debt	2,182	2,333

        The decrease in debt in 2010 was primarily due to exchange rate movements.

        Our debt has been obtained in a range of currencies and maturities and on various interest rate terms. We use derivatives to reduce the interest rate exposures arising on our debt. For example, we use interest rate swaps to effectively convert fixed rate debt into floating rate liabilities.

        After considering the effects of interest rate swaps, the effective average interest rate on our floating rate long-term debt (including current maturities) of $1,919 million and our fixed rate long-term debt (including current maturities) of $139 million was 3.2 percent and 5.6 percent, respectively. This compares with an effective rate of 3.0 percent for floating rate long-term debt of $2,072 million and 5.0 percent for fixed-rate long-term debt of $133 million at December 31, 2009.

        For a discussion of our use of derivatives to modify the characteristics of our individual bond issuances, see "Note 12 Debt" to our Consolidated Financial Statements.

Credit facilities

        During 2010, we amended our $2 billion multicurrency revolving credit facility, extending its maturity to 2015 and reducing the costs and fees related to it. For further details of this credit facility, see "Note 12 Debt" to our Consolidated Financial Statements.

        No amount was drawn under the facility at December 31, 2010 and 2009. The facility is for general corporate purposes and will serve as a back-stop facility to our commercial paper programs in the event that we issue commercial paper under the programs described below. The facility contains cross-default clauses whereby an event of default would occur if we were to default on indebtedness, as defined in the facility, at or above a specified threshold.

Commercial paper

        We have in place 3 commercial paper programs:

  •
  a $1 billion commercial paper program for the private placement of USD denominated commercial paper in the United States,

  •
  a $1 billion Euro-commercial paper program for the issuance of commercial paper in a variety of currencies, and

  •
  a 5 billion Swedish krona program (equivalent to approximately $746 million, using December 31, 2010, exchange rates), allowing us to issue short-term commercial paper in either Swedish krona or euro.

        At December 31, 2010 and 2009, no amounts had been issued or were outstanding under these commercial paper programs.

Medium Term Note Program (MTN)

        At December 31, 2010 and 2009, $1,828 million and $1,961 million, respectively, of our total debt outstanding, were debt issuances under the MTN Program that allows the issuance of up to (the equivalent of) $5,250 million in certain debt instruments. The terms of the MTN Program do not obligate any third party to extend credit to us and the terms and possibility of issuing any debt under the MTN Program are determined with respect to, and as of the date of issuance of, each debt instrument. At December 31, 2010, it was more than 12 months since the Program was last updated. New bonds could be issued under the Program but could not be listed without us formally updating the Program.

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

        At December 31, 2010, our long-term company ratings were A3 and A from Moody's and Standard & Poor's, respectively, compared to A3 and A- at December 31, 2009.

Limitations on transfers of funds

        Currency and other local regulatory limitations related to the transfer of funds exist in a number of countries where we operate, including Algeria, China, Egypt, India, Korea, Kuwait, Malaysia, Russia, Saudi Arabia, South Africa, Taiwan, Thailand, Turkey and Venezuela. Funds, other than regular dividends, fees or loan repayments, cannot be readily transferred offshore from these countries and are therefore deposited and used for working capital needs locally. In addition, there are certain countries where, for tax reasons, it is not considered optimal to transfer the cash offshore. As a consequence, these funds are not available within our Group Treasury Operations to meet short-term cash obligations outside the relevant country. The above described funds are reported as cash in our Consolidated Balance Sheets, but we do not consider these funds immediately available for the repayment of debt outside the respective countries where the cash is situated, including those described above. At December 31, 2010 and 2009, the balance of "Cash and equivalents" and "Marketable securities and other short-term investments" under such limitations (either regulatory or sub-optimal from a tax perspective) totaled approximately $1,745 million and $1,460 million, respectively.

        During 2010, we continued to direct our subsidiaries in countries with restrictions to place such cash with our core banks or investment grade banks, in order to minimize credit risk on such cash positions. Consequently, cash placed with non-rated or sub-investment grade banks has remained at less than 5 percent of cash outside of our Group Treasury Operations. We continue to closely monitor the situation to ensure bank counterparty risks are minimized.

FINANCIAL POSITION

Balance sheet

	December 31,
($ in millions)	2010	2009
Current assets
Cash and equivalents	5,897	7,119
Marketable securities and short-term investments	2,713	2,433
Receivables, net	9,970	9,451
Inventories, net	4,878	4,550
Prepaid expenses	193	236
Deferred taxes	896	900
Other current assets	801	540

Total current assets	25,348	25,229

        For a discussion on cash and equivalents and marketable securities and short-term investments, see "Liquidity and capital resources—Principal sources of funding" for further details.

        Receivables, net, at the end of 2010, increased from the end of 2009 by approximately 5.5 percent (5.9 percent in local currencies). The increase was primarily driven by higher revenues in the automation businesses and higher project-related sales in the Power Systems division. These increases were partially offset by lower levels of receivables in the Power Products division, which saw a 9 percent decline in revenues in 2010 compared to 2009.

        Inventories, net, increased 7.2 percent compared to the level at the end of 2009 (7.6 percent in local currencies). Inventories increased across most divisions largely driven by the increasing order volumes.

        For a discussion on deferred taxes see "Note 16 Taxes" to our Consolidated Financial Statements.

        Other current assets include derivative and embedded derivative assets and income tax receivables. The increase primarily reflects higher derivative market values.

	December 31,
($ in millions)	2010	2009
Current liabilities
Accounts payable, trade	4,555	3,853
Billings in excess of sales	1,730	1,623
Employee and other payables	1,526	1,326
Short-term debt and current maturities of long-term debt	1,043	161
Advances from customers	1,764	1,806
Deferred taxes	357	327
Provisions for warranties	1,393	1,280
Provisions and other current liabilities	2,726	2,603
Accrued expenses	1,644	1,600

Total current liabilities	16,738	14,579

        Total current liabilities at December 31, 2010, increased 14.8 percent (15.1 percent in local currencies) compared to December 31, 2009, primarily driven by the reclassification of EUR 650 million bonds from long-term debt as they will become due in November 2011. The increase is also due to higher trade accounts payable as a result of the build-up of inventories resulting from increased orders received in 2010. Similarly, billings in excess of sales have increased with the higher order volumes. Provisions for warranties have increased across all divisions, reflecting an ongoing assessment of our warranty accruals on both new product launches and existing products.

        The increase in provisions and other current liabilities is largely due to a reclassification of environmental liabilities from other non-current liabilities and higher provisions for loss orders. Partially offsetting the increase is a net reduction in restructuring provisions, largely due to usage of provision related to the cost take-out program. Also partially driving the reduction were payments made to settle certain asbestos obligations.

	December 31,
($ in millions)	2010	2009
Non-current assets
Financing receivables, net	420	452
Property, plant and equipment, net	4,356	4,072
Goodwill	4,085	3,026
Other intangible assets, net	701	443
Prepaid pension and other employee benefits	173	112
Investments in equity method companies	19	49
Deferred taxes	846	1,052
Other non-current assets	347	293

Total non-current assets	10,947	9,499

        Property, plant and equipment, net, increased 7.0 percent (5.5 percent in local currencies) between December 31, 2009 and December 31, 2010. The major capital expenditures during 2010 were for investments in Sweden, Switzerland and China.

        The increase in goodwill and other intangible assets, net was mainly due to the Ventyx acquisition (see "Note 3 Acquisitions, divestments and discontinued operations" and "Note 11 Goodwill and other intangible assets" to our Consolidated Financial Statements). The increase in prepaid pension and other employee benefits reflects the change in the funded status of our overfunded pension plans. See "Note 17 Employee benefits" to our Consolidated Financial Statements.

        For an explanation on the reduction in Deferred taxes, refer to "Note 16—Taxes" to our Consolidated Financial Statements.

        Other non-current assets mainly include derivative and embedded derivative assets.

	December 31,
($ in millions)	2010	2009
Non-current liabilities
Long-term debt	1,139	2,172
Pension and other employee benefits	831	1,179
Deferred taxes	411	328
Other non-current liabilities	1,718	1,997

Total non-current liabilities	4,099	5,676

        The decrease in our long-term debt was largely due to the reclassification of the EUR 650 million bonds to current maturities of short-term debt as these bonds mature in November 2011. Also influencing the changes in long-term debt were: (i) foreign exchange movements on outstanding debt (a large part being bonds denominated in euros), (ii) fair value hedge adjustments on our outstanding bonds and (iii) decreases in bank debt in certain countries. See "Liquidity and Capital Resources—Debt and interest rates".

        The decrease in pension and other employee benefits substantially reflects the remeasurement of benefit obligations for updated assumptions and plan assets to fair value of our defined benefit pension plans, partly offset by employer contributions, see "Note 17 Employee benefits" to our Consolidated Financial Statements.

        Other non-current liabilities decreased primarily due to the reclassification of provisions for environmental liabilities to current provisions, as well as a reduction in tax contingencies.

Cash flows

        In the Consolidated Statements of Cash Flows, the effects of discontinued operations are not segregated.

        The Consolidated Statements of Cash Flows can be summarized as follows:

($ in millions)	2010	2009	2008
Net cash provided by operating activities	4,197	4,027	3,958
Net cash provided by (used in) investing activities	(2,747)	(2,172)	114
Net cash used in financing activities	(2,530)	(1,349)	(2,119)
Effects of exchange rate changes on cash and equivalents	(142)	214	(230)
Adjustment for the net change in cash and equivalents in assets held for sale and in discontinued operations	—	—	26

Net change in cash and equivalents—continuing operations	(1,222)	720	1,749

Net cash provided by operating activities

        In 2010, operating activities provided net cash of $4,197 million, an increase of 4 percent on the prior year, reflecting our working capital management. Stable levels of working capital were achieved despite increasing order volumes, as cash outlays for higher inventories and trade receivables could be offset through increased levels of trade payables.

        Operating activities in 2009 provided net cash of $4,027 million. Net cash provided by operating activities included a $135 million cash outflow related to our ongoing restructuring-related activities. Net cash provided by operating activities was particularly high in our Power Products division (with the Discrete Automation and Motion and Low Voltage Products divisions also showing an increase), mainly due to lower inventories and improved cash collection. This was partially offset by lower advance payments from customers in the wake of decreasing orders.

        Net cash provided by operating activities in 2008 included $100 million of asbestos payments (see "Note 15 Commitments and contingencies" to our Consolidated Financial Statements).

Net cash provided by (used in) investing activities

($ in millions)	2010	2009	2008
Changes in financing receivables, net	(7)	(7)	7
Purchases of marketable securities (available-for-sale)	(3,391)	(243)	(1,081)
Purchases of marketable securities (held-to-maturity)	(65)	(918)	—
Purchases of short-term investments	(2,165)	(3,824)	(2,512)
Purchases of property, plant and equipment and intangible assets	(840)	(967)	(1,171)
Acquisitions of businesses (net of cash acquired) and changes in cost and equity investments	(1,313)	(161)	(653)
Proceeds from sales of marketable securities (available-for-sale)	807	79	110
Proceeds from maturity of marketable securities (available-for-sale)	531	855	—
Proceeds from maturity of marketable securities (held-to-maturity)	290	730	—
Proceeds from short-term investments	3,276	2,253	5,305
Proceeds from sales of property, plant and equipment	47	36	94
Proceeds from sales of businesses and equity-accounted companies (net of cash disposed)	83	16	46
Other	—	(21)	(31)

Net cash provided by (used in) investing activities	(2,747)	(2,172)	114

        Investing activities include accounts receivable from leases and third-party loans (financing receivables), net investments in marketable securities that are not held for trading purposes, asset purchases, net of disposals and acquisitions of, investments in, and divestitures of businesses.

        Net cash used in investing activities during 2010 was $2,747 million. Aggregate purchases of marketable securities and short-term investments amounted to $5,621 million in 2010. Compared to 2009, there has been an increase in the purchases of marketable securities (available-for-sale), while at the same time a reduction in the purchases of marketable securities (held-to-maturity) and short-term investments. Aggregate proceeds from the sales and maturities of marketable securities and short-term investments during 2010 amounted to $4,904 million.

        Total cash disbursements for the purchase of property, plant and equipment and intangibles in 2010 amounted to $840 million, including $164 million for the purchase of machinery and equipment, $175 million for the purchase of land and buildings, $54 million for the purchase of intangible assets and $447 million capital expenditures for construction in progress.

        Acquisitions of businesses (net of cash acquired), in 2010, primarily related to the acquisition of Ventyx and certain smaller acquisitions such as K-TEK in the United States and the Jokab Safety in Sweden.

        Net cash used in investing activities during 2009 was $2,172 million. Aggregate purchases of marketable securities and short-term investments amounted to $4,985 million in 2009.

        Total cash disbursements for the purchase of property, plant and equipment and intangibles in 2009 amounted to $967 million reflecting capital expenditures to expand our manufacturing footprint in emerging markets and selective expenditures to refocus our facilities in mature markets. Capital expenditures in 2009 included $258 million for the purchase of machinery and equipment, $48 million for the purchase of land and buildings, $77 million for the purchase of intangible assets and $584 million capital expenditures for construction in progress.

        Acquisitions of businesses (net of cash acquired), in 2009, mainly included the acquisition of Comem and the purchase of the remaining shares in Ensto Busch-Jaeger in Finland, a company in which ABB previously had a noncontrolling ownership stake.

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

        In 2009, net cash inflows from the sale of businesses and equity-accounted companies amounted to $16 million, which included approximately $8 million net proceeds from the sale of the mechanical marine thruster business in Poland.

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

        Aggregate proceeds from sales of marketable securities and short-term investments during 2008 amounted to $5,415 million.

        Cash received from the sale of property, plant and equipment during 2008 included $78 million proceeds from the sale of real estate properties, mainly in Switzerland, Italy, Mexico and Poland and $15 million from the sale of machinery and equipment in various locations.

        Net cash inflows from the sale of businesses and equity-accounted companies amounted to $46 million in 2008. This net inflow included approximately $14 million net proceeds from the sale of the distributed energy business in Germany, $16 million net proceeds from the sale of the ABB Powertech Transformer business in South Africa, as well as $11 million net proceeds from two businesses in Norway, $10 million net proceeds from the sale of the lighting business in the United Kingdom, and approximately $15 million net proceeds from the sale of other minor businesses during 2008. These inflows were partly offset by a claim settlement payment of approximately $20 million related to the former air-handling business that was sold in 2002.

Net cash used in financing activities

($ in millions)	2010	2009	2008
Net changes in debt with maturities of 90 days or less	52	(59)	(10)
Increase in debt	277	586	458
Repayment of debt	(497)	(705)	(786)
Issuance of shares	16	89	49
Transactions in treasury shares	(166)	—	(621)
Dividends paid in the form of nominal value reduction	(1,112)	(1,027)	(1,060)
Acquisition of noncontrolling interests	(956)	(48)	—
Dividends paid to noncontrolling shareholders	(193)	(193)	(152)
Other	49	8	3

Net cash used in financing activities	(2,530)	(1,349)	(2,119)

        Our financing activities primarily include debt, both from the issuance of debt securities and borrowings directly from banks, capital and treasury stock transactions and dividends paid.

        The cash inflows from increases in debt primarily relate to short-term borrowings.

        During 2010, $497 million of debt was repaid at maturity. During 2009, $705 million of bonds and other debt was repaid at maturity, including the 108 million Swiss francs of 3.75% CHF bonds, due 2009, (equivalent to $105 million at date of repayment) and 20 million pounds sterling 10% GBP Instruments, due 2009, (equivalent to $33 million at date of repayment, excluding the effect of cross-currency swaps). During 2008, $786 million of bonds and other debt was repaid at maturity, including the remaining (77 million euro) 9.5% EUR Instruments, due 2008, as well as several private placements and short-term debt upon maturity.

        During 2010, we purchased, on the open market, 12.1 million of our own shares for use in connection with our employee share-based programs, resulting in a cash outflow of $228 million. This cash outflow was offset by cash inflow of $62 million from the issuance of 3.2 million shares out of treasury stock to employees in connection with our employee share acquisition plan (ESAP). During 2008, we purchased 22.675 million ABB shares at a cost of $621 million in connection with the share buyback program launched in 2008. These shares were subsequently cancelled in July 2010. During 2009, there were no purchases or sales of treasury stock.

        Dividends paid in the form of a nominal value reduction in 2010, 2009 and 2008 represented a reduction in nominal value of CHF 0.51 per share in 2010 and CHF 0.48 per share in each of 2009 and 2008. As a result of these nominal value reductions, the par value of each of our shares was reduced from CHF 2.02 in 2008 to CHF 1.54 in 2009 and to CHF 1.03 in 2010.

        The acquisition of noncontrolling interests in 2010 of $956 million represented the cost of increasing our ownership interest in ABB Limited, India (our publicly-listed subsidiary in India) from approximately 52 percent to 75 percent. In 2009, the $48 million represents an increase in ownership interests, primarily in China.

Disclosures about contractual obligations and commitments

        The contractual obligations presented in the table below represent our estimates of future payments under fixed contractual obligations and commitments. The amounts in the table may differ from those reported in our Consolidated Balance Sheet at December 31, 2010. Changes in our business needs, cancellation provisions and changes in interest rates, as well as actions by third parties and other factors, may cause these estimates to change. Therefore, our actual payments in future periods may vary from those presented in the table. The following table summarizes certain of our contractual obligations and principal and interest payments under our debt instruments, leases and purchase obligations at December 31, 2010:

($ in millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Payments due by period
Long-term debt obligations	2,058	919	1,023	27	89
Interest payments related to long-term debt obligations	316	115	112	21	68
Operating lease obligations	2,201	463	752	571	415
Capital lease obligations(1)	257	33	52	36	136
Purchase obligations	4,887	3,635	987	187	78

Total	9,719	5,165	2,926	842	786

(1)
Capital lease obligations represent the total cash payments to be made in the future and include interest expense of $127 million and executory cost of $6 million.

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

        Of the total of $870 million unrecognized tax benefits (net of deferred tax assets) at December 31, 2010, it is expected that $72 million will be paid within less than a year. However, we cannot make a reasonably reliable estimate as to the related future payments for the remaining amount.

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

	December 31,
($ in millions)	2010	2009
	Maximum potential payments
Performance guarantees	125	214
Financial guarantees	84	91
Indemnification guarantees	203	282

Total	412	587

        The carrying amounts of liabilities recorded in the Consolidated Balance Sheets in respect of the above guarantees, were not significant at December 31, 2010 and 2009 and reflect our best estimate of future payments, which we may incur as part of fulfilling our guarantee obligations.

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

        We established a provision of $300 million in "Income (loss) from discontinued operations, net of tax" in 2000 for our estimated share of the remediation costs for these sites. At December 31, 2010 and 2009, we have recorded in current and non-current other liabilities provisions of $181 million and $230 million, respectively, net of payments from inception of $85 million and $65 million, respectively, as well as certain adjustments. Expenditures charged against the provision were $20 million, $11 million and $4 million during 2010, 2009 and 2008, respectively. We have estimated that during 2011 we will charge expenditures of approximately $148 million to the provision.

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

        In addition to the provisions of the Swiss Code of Obligations, ABB's key principles and rules on corporate governance are set out in ABB's Articles of Incorporation, the ABB Ltd Board Regulations and Corporate Governance Guidelines (which includes the regulations of ABB's board committees and the ABB Ltd Related Party Transaction Policy), and the ABB Code of Conduct and the Addendum to the ABB Code of Conduct for Members of the Board of Directors and the Executive Committee. It is the duty of ABB's Board of Directors (the Board) to review and amend or propose amendments to those documents from time to time to reflect the most recent developments and practices, as well as to ensure compliance with applicable laws and regulations.

        This section of the Annual Report is based on the Directive on Information Relating to Corporate Governance published by the SIX Swiss Exchange. Where an item listed in the directive is not addressed in this report, it is either inapplicable to or immaterial for ABB.

        In accordance with the requirements of the New York Stock Exchange (NYSE), a comparison of how the corporate governance practices followed by ABB differ from those required under the NYSE listing standards can be found in the section "Corporate governance" at www.abb.com/investorrelations

Duties of directors and officers

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

        The internal organizational structure and the definition of the areas of responsibility of the Board, as well as the information and control instruments vis-à-vis the Group Executive Committee, are set forth in the ABB Ltd Board Regulations and Corporate Governance Guidelines, a copy of which can be found in the section "Corporate governance" at www.abb.com/investorrelations

        The Board meets as frequently as needed but at least four times per annual Board term. Board meetings are convened by the chairman or upon request by a director or the chief executive officer (CEO). Written documentation covering the various items of the agenda for each Board meeting is sent out in advance to each Board member in order to allow each member time to study the covered matters prior to the meetings. Decisions made at the Board meetings are recorded in written minutes of the meetings.

        The CEO shall regularly, and whenever extraordinary circumstances so require, report to the Board about ABB's overall business and affairs. Further, Board members are entitled to information concerning ABB's business and affairs. Additional details are set forth in the ABB Ltd Board Regulations and Corporate Governance Guidelines.

Term and members

        The members of the Board are elected individually at the ordinary general meeting of the shareholders for a term of one year; re-election is possible. Our Articles of Incorporation, a copy of which can be found in the section "Corporate governance" at www.abb.com/investorrelations, do not provide for the retirement of directors based on their age. However, an age limit for members of the Board is set forth in the ABB Ltd Board Regulations and Corporate Governance Guidelines (although waivers are possible and subject to Board discretion), a copy of which can be found in the section "Corporate governance" at www.abb.com/investorrelations

        As at December 31, 2010, the members of the Board (Board term April 2010 to April 2011) were:

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

        Louis R. Hughes has been a member of ABB's Board of Directors since May 16, 2003. Mr. Hughes is the chairman and chief executive officer of InZero Systems (formerly GBS Laboratories LLC) (U.S.). He is also a member of the boards of directors of Akzo Nobel (The Netherlands) and Alcatel Lucent (France). Mr. Hughes was born in 1949 and is an U.S. citizen.

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

        As of December 31, 2010, all Board members were non-executive and independent directors (see also "Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions"), and none of ABB's Board members held any official functions or political posts. Further information on ABB's Board members can be found by clicking on the ABB Board of Directors CV link in the section "Corporate governance" at www.abb.com/investorrelations

Board committees

        From among its members, the Board has appointed two Board committees: the Governance, Nomination and Compensation Committee (GNCC) and the Finance, Audit and Compliance Committee (FACC). The duties and objectives of the Board committees are set forth in the ABB Ltd Board Regulations and Corporate Governance Guidelines, a copy of which can be found in the section "Corporate governance" at www.abb.com/investorrelations. These committees assist the Board in its tasks and report regularly to the Board. The members of the Board committees are required to be independent.

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

        As at December 31, 2010, the members of the GNCC were:

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

        The FACC must comprise three or more independent directors who have a thorough understanding of finance and accounting. The chairman of the Board and, upon invitation by the committee's chairman, the CEO or other members of the Group Executive Committee may participate in the committee meetings, provided that any potential conflict of interest is avoided and confidentiality of the discussions is maintained. In addition, the Chief Integrity Officer, the Head of Internal Audit and the external auditors participate in the meetings as appropriate. As required by the U.S. Securities and Exchange Commission (SEC), the Board has determined that Bernd W. Voss is an audit committee financial expert.

        As at December 31, 2010, the members of the FACC were:

    Bernd W. Voss (chairman)
    Jacob Wallenberg
    Louis R. Hughes

Meetings and attendance

        The Board and its committees have regularly-scheduled meetings throughout the year. These meetings are supplemented by additional meetings (either in person or by conference call), as necessary. The average planned duration of each regularly-scheduled Board, GNCC and FACC meeting is 7 hours, 3 hours and 4 hours, respectively.

        The table below shows the number of meetings held during 2010 by the Board and its committees, their average duration, as well as the attendance of the individual Board members. In addition, members of the Board and the Group Executive Committee participated in a two-day strategic retreat.

	Board
			GNCC	FACC
	Regular	Additional
Meetings and attendance
Average duration (hours)	7.1	1.2	3	2.8
Number of meetings	5	8	5	7
Meetings attended:
Hubertus von Grünberg	5	8	—	—
Roger Agnelli	3	7	2	—
Louis R. Hughes	5	8	—	7
Hans Ulrich Märki	5	8	5	—
Michel de Rosen	5	7	5	—
Michael Treschow	5	7	—	—
Bernd W. Voss	5	8	—	7
Jacob Wallenberg	5	8	—	6

5.7 Secretary to the Board

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

Members of the Group Executive Committee

        As at December 31, 2010, the members of the Group Executive Committee were:

        Joe Hogan joined ABB's Group Executive Committee as Chief Executive Officer in September 2008. Before joining ABB, Mr. Hogan was the CEO and President of General Electric's GE Healthcare unit from 2000 to 2008. From 1985 to 2000, Mr. Hogan held various positions at General Electric. Mr. Hogan was born in 1957 and is an U.S. citizen.

        Michel Demaré joined ABB's Group Executive Committee as Chief Financial Officer in January 2005, and he assumed responsibilities as Head of Global Markets in October 2008. From February 2008 to August 2008 he was appointed interim CEO in addition to his duties as CFO. He is also vice chairman of the board of directors of UBS AG and a board member of IMD Foundation (all Switzerland). From 2002 until 2004 Mr. Demaré was vice president and chief financial officer of Baxter Europe. From 1984 until 2002, he held various positions within Dow Chemical (U.S.). Mr. Demaré was born in 1956 and is a Belgian citizen.

        Gary Steel joined ABB's Group Executive Committee as Head of Human Resources in January 2003. Mr. Steel is a member of the board of directors of Harman International Industries Inc. (U.S.) and a non-executive director of Aquamarine Power, UK. In 2002, he was the human resources director, group finance at Royal Dutch Shell (Netherlands). Between 1976 and 2002, he held several human resources and employee relations positions at Royal Dutch Shell. Mr. Steel was born in 1952 and is a British citizen.

        Diane de Saint Victor joined ABB' Group Executive Committee as General Counsel in January 2007. From 2004 to 2006, she was general counsel of European Aeronautic Defence and Space, EADS (France/Germany). From 2003 to 2004, she was general counsel of SCA Hygiene Products (Germany). From 1993 to 2003, she held various legal positions with Honeywell International (France/ Belgium). From 1988 to 1993, she held various legal positions with General Electric (U.S.). Ms. de Saint Victor was born in 1955 and is a French citizen.

        Brice Koch was appointed Executive Committee member responsible for Marketing and Customer Solutions in January 2010. From 2007 to 2009 he was the Manager of ABB in China and of ABB's North Asia Region. Between 1994 and 2006 he held several management positions with ABB. He is also member of the board of directors of Rector S.A., France. Mr. Koch was born in 1964 and is a French citizen.

        Bernhard Jucker was appointed Executive Committee member responsible for the Power Products division in January 2006. From 2003 to 2005, he was ABB's country manager for Germany. From 1980 to 2003 he held various positions in ABB. Mr. Jucker was born in 1954 and is a Swiss citizen.

        Peter Leupp was appointed Executive Committee member responsible for the Power Systems division in January 2007. He is also a member of the board of directors of Gurit Holding AG (Switzerland). From 2005 to 2006, he was ABB's regional manager for North Asia and from 2001 to 2006 he was ABB's country manager for China. From 1989 to 2001, he held various positions in ABB. Mr. Leupp was born in 1951 and is a Swiss citizen.

        Ulrich Spiesshofer was appointed Executive Committee member responsible for the Discrete Automation and Motion division in January 2010. He joined ABB in November 2005 as Executive Committee member responsible for Corporate Development. From 2002 until he joined ABB, he was senior partner, global head of operations practice at Roland Berger AG. Prior to 2002, he held various positions with A.T. Kearney Ltd. and its affiliates. Mr. Spiesshofer was born in 1964 and is a German citizen.

        Tarak Mehta was appointed Executive Committee member responsible for the Low Voltage Products division in October 2010. From 2007 to 2010 he was head of the Transformers business. Between 1998 and 2006 he held several management positions with ABB. Mr. Mehta was born in 1966 and is an U.S. citizen.

        Veli-Matti Reinikkala was appointed Executive Committee member responsible for the Process Automation division in January 2006. He is a member of the board of directors of UPM-Kymmene (Finland). In 2005, he was the head of the Process Automation business area. From 1993 to 2005, he held several positions with ABB. Mr. Reinikkala was born in 1957 and is a Finnish citizen.

        In addition, as of March 1, 2011, Frank Duggan was appointed Executive Committee member responsible for Global Markets in March 2011. He remains ABB's region manager for India, Middle East and Africa, a position he has held since 2008. In addition, from 2008 to 2011 Mr. Duggan was ABB's country manager for the United Arab Emirates. From 2004 to 2007 he was head of ABB's Group Account Management and ABB's country manager for Ireland. Between 1986 and 2004 he held several management positions with ABB. Mr. Duggan was born in 1959 and is an Irish citizen.

        Further information about the members of the Group Executive Committee can be found by clicking on the Group Executive Committee CV link in the section "Corporate governance" at www.abb.com/investorrelations

Management contracts

        There are no management contracts between ABB and companies or natural persons not belonging to the ABB Group.

Employee Participation Programs

Incentive plans linked to ABB shares

        In order to align its employees' interests with the business goals and financial results of the company, ABB operates a number of incentive plans, linked to ABB's shares, which are summarized below (for a more detailed description of each incentive plan, please refer to "Note 18 Share-based payments arrangements" to our Consolidated Financial Statements.

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

        The exercise price per share and ADS of CHF 20.46 and USD 20.55, respectively, for the 2010 grant, was determined using the closing price of the ABB share on the SIX Swiss Exchange and ADS on the New York Stock Exchange on the grant date.

Management Incentive Plan

        ABB maintains a management incentive plan (MIP) under which it offers stock options and cash-settled warrant appreciation rights (WARs) (and through the launch in 2009 also offered stock warrants) to key employees for no consideration.

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

Long-Term Incentive Plan

        ABB has an long-term incentive plan (LTIP) for members of its Group Executive Committee and certain other executives. In 2010, the LTIP involved cash-settled conditional grants of ABB's stock and contained a retention component. The plan is described in the "Remuneration—Components of executive compensation" section below.

Remuneration

        ABB's success depends on its ability to attract and retain people who will drive the business to outperform competitors over the long term. This is an important consideration in the development of its remuneration policy, which is presented in this section of the Annual Report together with details of compensation in 2010 for members of the Board of Directors and the Executive Committee.

Remuneration principles and governance

        The Board of Directors and its Governance, Nomination and Compensation Committee (GNCC) have direct oversight of compensation policy at ABB. The GNCC has primary responsibility for elaborating the general remuneration principles and practice of the ABB Group, while the full Board of Directors takes the final decisions.

        The GNCC also plays a role in setting compensation for members of the Board through recommendations that it makes to the full Board of Directors. The GNCC's recommendations are based on regular comparisons with compensation at other major Swiss companies, as outlined under "—Components of compensation to Board of Directors" below.

        The Board and GNCC are actively involved in the development of ABB's executive remuneration system, which has been evolving since 2004 to reflect a remuneration philosophy that is based on the principles of market orientation, performance and shareholder value. In 2010, measures aimed at retaining executives were strengthened and have become a further pillar of the remuneration system. "—Components of executive compensation" below explains the principles and how they apply to remuneration for members of ABB's Executive Committee.

        The GNCC acts on behalf of the Board in regularly reviewing the remuneration philosophy and structure, and in reviewing and approving specific proposals on executive compensation to ensure that they are consistent with the Group's compensation principles.

        The Board reviews the performance and compensation of the CEO annually, while the CEO reviews the other members of the Executive Committee and makes recommendations to the GNCC on the individual remuneration of the Executive Committee members. The CEO also recommends the Group performance targets that determine the short-term variable compensation paid to members of the Executive Committee and most other senior managers throughout the company. Short-term variable compensation for some managers with regional or country-level responsibilities is based on related targets adapted to ABB's goals in these markets.

        The GNCC reviews the CEO's recommendations and may make or request amendments before it submits a proposal to the Board, which is responsible for taking the final decision.

Components of compensation to Board of Directors

        In order to attract directors with the necessary experience and competence, ABB targets a level of compensation for Board members that is comparable to that of non-executive Board members in other publicly traded companies in Switzerland that are part of the Swiss Market Index.

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

        To align the interests of Board members with those of ABB's shareholders, half of their compensation is paid in the form of ABB shares, though Board members can also choose to receive all their compensation in shares, and the shares are kept in a blocked account for three years. Departing Board members are entitled to the shares when they leave the company unless agreed otherwise.

        The number of shares awarded is calculated prior to each semi-annual payment by dividing the sum to which they are entitled by the average closing price of the ABB share over a predefined 30-day period.

Board of Directors compensation in 2010

        Compensation for Board members is outlined in the table below and has been unchanged since the 2007/2008 term of office. Consistent with past practice, no loans or guarantees were granted to Board members in 2010.

	Board term
	2010/2011	2009/2010
	CHF	CHF
Chairman of the Board	1,200,000	1,200,000
Member of the Board and Committee chairman	400,000	400,000
Member of the Board	300,000	300,000

        The compensation amounts per individual are listed in the table below:

		Paid in 2010
		November Board term 2010/2011		May Board term 2009/2010
Name	Function	Settled in cash(1)	Settled in shares— number of shares received(2)	Settled in cash(1)	Settled in shares— number of shares received(2)	Total compensation paid 2010(3)
		CHF		CHF		CHF
Hubertus von Grünberg	Chairman of the Board	—	20,105	300,000	9,092	1,200,000
Roger Agnelli(4)	Member of the Board	75,000	2,492	75,000	2,259	300,000
Louis R. Hughes(5)	Member of the Board	75,000	2,492	75,000	2,259	300,000
Hans Ulrich Märki	Member of the Board and Chairman of the Governance, Nomination and Compensation Committee	—	9,124	—	8,264	400,000
Michel de Rosen(4)	Member of the Board	75,000	2,492	—	4,519	300,000
Michael Treschow	Member of the Board	75,000	2,522	75,000	2,278	300,000
Bernd W. Voss	Member of the Board and Chairman of the Finance, Audit and Compliance Committee	100,000	3,358	100,000	3,035	400,000
Jacob Wallenberg(5)	Member of the Board	75,000	2,492	75,000	2,259	300,000

Total		475,000	45,077	700,000	33,965	3,500,000

(1)
Represents gross amounts paid, prior to deductions for social security, withholding tax etc.

(2)
Number of shares per Board member is calculated based on net amount due after deductions for social security, withholding tax etc.

(3)
In addition to the Board remuneration stated in the above table, ABB paid in 2010 CHF 219,102 in employee social security payments. For the 2010-2011 Board term, all members elected to receive 50% of their gross compensation in the form of ABB shares, except for Hubertus von Grünberg and Hans Ulrich Märki who elected to receive 100%.

(4)
Member of the Governance, Nomination and Compensation Committee.

(5)
Member of the Finance, Audit and Compliance Committee.

Components of executive compensation

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

        This approach provides a meaningful, transparent and consistent basis for comparing remuneration levels at ABB with those of equivalent jobs at other companies that have been evaluated using the same criteria. The Board of Directors uses Hay's data from the European market for positions based in Switzerland and from the North American market for jobs based in the U.S. Compensation for Executive Committee members at ABB is around or slightly above the median values for the market in each region, reflecting ABB's success in outperforming its peers in recent years.

        In addition to being aligned with the market in this way, the compensation of Executive Committee members is also designed to support three principles:

  •
  performance against specific measurable Group targets;

  •
  shareholder value measured as the performance of ABB's shares against those of its peers; and

  •
  retention of executives and their expertise.

        The compensation of Executive Committee members currently consists of the following elements which, taken together, reflect these principles: a base salary and benefits, a short-term variable component dependent on Group performance criteria, and a long-term variable component designed to reward the creation of shareholder value and an executive's commitment to ABB. These are described in detail below.

        The base salary and benefits are fixed elements of the annual compensation packages, while the other components vary with performance. In 2010, fixed compensation represented 32 percent of the CEO's remuneration and about 50 percent for most of the other members of the EC. The ratio of fixed to variable components in any given year will depend on the performance of the individuals and of ABB against predefined criteria.

        The main components of executive compensation in 2010 are summarized in the following chart and explained in more detail below:

Base salary	Cash	•	Paid monthly
		•	Competitive in respective labor market
		•	Annual increases, if any, partly based on performance

Short-term variable compensation	Cash	•	Conditional annual payment
		•	Payout depends on performance in previous year against predefined targets

Long-term variable	Cash and shares	Performance component:		Retention component:
compensation (Long-Term		•	Conditional grant	•	Conditional grant
Incentive Plan)			made annually		made annually
		•	Payout is in cash and depends on performance of ABB shares against those of peers over a three-year period	•	Payout is in shares and requires executive to remain at ABB for full three-year period
(30 percent may be drawn in cash principally to help meet tax obligations)

        In addition, members of the Executive Committee are required to build up a holding of ABB shares that is equivalent to a multiple of their base salary, to ensure that their interests are aligned with those of shareholders. The requirement, as of 2010, is five times base salary for the CEO and four times base salary for the other members of the Executive Committee. New members of the Executive Committee should aim to reach these multiples within four years of their appointment. These required shareholding amounts are reassessed annually based on salary and share price developments.

Annual base salary and benefits

        The base salary for members of the Executive Committee is set with reference to positions with equivalent responsibilities outside ABB as determined using the Hay methodology described above. It is reviewed annually on the basis of Hay's annual Top Executive Compensation in Europe survey for executives based in Europe, and of the Top Executive Compensation in the U.S. for positions based in the U.S. In addition, the executive's performance during the preceding year against individual targets is taken into account when considering increases.

        Members of the Executive Committee receive pension benefits, payable into the Swiss ABB Pension Fund and ABB Supplementary Insurance Plan (the regulations are available at www.abbvorsorge.ch), except for Veli-Matti Reinikkala who is insured under comparable plans in the U.S., where he is based. ABB targets a level of pension benefits that is among the top 25 percent of Swiss companies. The current level of pension benefits was set following a survey of Swiss companies that ABB commissioned from Towers Watson, a consultant, in 2007.

        Executive Committee members also receive social security contributions and other benefits, as outlined in the compensation table in "—Executive Committee compensation in 2010" below.

Short-term variable compensation

        Payment of the short-term variable component is conditional on the fulfillment of predefined annual targets that are specific, quantifiable and challenging. In any given year, this element of an Executive Committee member's compensation therefore reflects the company's performance against targets for the preceding year.

        In 2010, the targets were Group-wide objectives that were aligned with financial measures communicated to shareholders: orders received, revenues, earnings before interest and taxes, operating cash flow, and cost savings. The first two measures had a weighting of 12.5 percent each, while the other three each accounted for 25 percent.

        The payment for fully achieving the targets is equivalent to 150 percent of the base salary for the CEO and 100 percent of the base salary for other members of the Executive Committee. Underachieving the targets results in a lower payout, or none at all if performance is below a certain threshold. The Board may approve a higher payout if the targets are exceeded.

Long-term variable compensation

        An important principle of executive compensation at ABB is that it should encourage the creation of value for the company's shareholders and enable Executive Committee members to participate in the company's success. Value creation is measured in terms of total shareholder return (TSR), which is the percentage change in the value of the ABB share plus dividends over a three-year period.

        ABB's LTIP is the principal mechanism through which members of the Executive Committee and certain other executives are encouraged to create value for shareholders. Awarded annually, LTIPs comprise a performance component and a retention component.

  (i) Performance component

        The first element is designed to reward participants for achieving a TSR that is superior to that of a group of reference companies in related businesses. The peer group is selected by the GNCC on recommendations from an independent third party (a global investment bank), and is reviewed annually. The group currently consists of Alfa Laval, Alstom, Aspen, Atlas Copco, Cooper, Emerson, GE, Honeywell, Invensys, Legrand, MAN, Rockwell, Sandvik, Schneider, SKF, Siemens, Smiths Group, Yaskawa and Yokogawa.

        Under each three-year plan, members of the Executive Committee are conditionally granted a number of shares whose value at the launch of the plan is equal to a certain percentage of their base salary. In 2010, the percentages were 67 percent for the CEO, 50 percent for the CFO and head of Global Markets, and 42 percent for the other members of the EC.

        The award will be made after three years if ABB's total shareholder return meets certain criteria. For example, no payout will be made if ABB's performance is weaker than half of its peers. The payout is 33 percent if ABB's performance over the evaluation period is positive and equal to the median of the peer group, and rises on a proportional scale to 100 percent if ABB's performance is positive and at least equal to three-quarters of its peers.

        If ABB's performance is negative but better than half of its peers, the number of shares awarded under the Long-Term Incentive Plan launched in 2010 will be reduced.

        In addition, there is no payout if ABB is unprofitable in the calendar year preceding the end of a three-year LTIP. The measure of profitability used for this purpose is operating net income, which is ABB's net income adjusted for the financial impact of items considered by the Board to be exceptional (such as divestments, acquisitions etc.).

        The assessment of ABB's performance against its peers for each three-year period is carried out by an independent third party. As of the 2010 LTIP, the payout will be made in cash.

  (ii) Retention component

        The second component of the Long-Term Incentive Plan is designed to retain executives at ABB and forms a larger part of the plan launched in 2010 than of those launched in previous years. Plans launched prior to 2010 include a co-investment component under which each participant, at the start of the three-year cycle, could set aside shares from their personal holding equivalent in value to 33 percent of the short-term variable compensation received that year. If the shares are held for the entire three-year period, ABB will award the participant the same number of shares.

        Starting with the 2010 LTIP, members of the Executive Committee are conditionally granted shares which, at the start of each three-year plan, are equal to a certain percentage of their base salary. In 2010, the percentages were 100 percent for the CEO, 75 percent for the CFO and head of Global Markets, and 65 percent for the other members of the Executive Committee. The award may be lower if an executive does not reach the personal targets they were set for the previous calendar year.

        The shares are awarded after three years to executives who are still working for the company. Executives can choose to receive 30 percent of the payout in cash, principally to help them meet their income tax obligations. Under the terms and conditions of the plan, executives forfeit the shares if they leave ABB voluntarily, while those who retire or are asked to leave the company are awarded shares on a pro rata basis.

Severance provisions

        Employment contracts for Executive Committee members contain notice periods of up to 12 months, during which they are entitled to salaries and short-term variable compensation. In addition, if the company terminates the employment of a member of the Executive Committee and that member does not find alternative employment within the notice period that pays at least 70 percent of the member's annual compensation, then the company will continue to pay compensation for up to 12 additional months.

Executive Committee compensation in 2010

        ABB discloses the compensation elements for each member of the Executive Committee, going beyond the requirements of the Swiss Code of Obligations.

        The performance-related component of the Long-Term Incentive Plans is valued using the Monte Carlo modeling technique, an accepted simulation technique under U.S. GAAP (the accounting standard used by ABB). By assessing the probability of various levels of payout, it provides a realistic estimate of their value.

        The following table provides an overview of the total compensation of members of the Executive Committee in 2010, comprising cash compensation and the estimated value of the conditional grants awarded under the LTIP launched in 2010 that runs until 2013. Cash compensation includes the base salary, the short-term variable compensation for 2009, pension benefits, as well as other benefits comprising mainly social security contributions. The compensation is shown gross (i.e., before deduction of employee's social security and pension contributions).

Name	Base salary	Short-term variable compensation(1)	Pension benefits	Other benefits(2)	Estimated value of share- based awards granted in 2010(3)	2010 Total
	CHF	CHF	CHF	CHF	CHF	CHF
Joe Hogan	1,900,003	3,420,000	270,325	407,461	2,012,883	8,010,672
Michel Demaré	1,200,006	1,440,000	257,251	749,790	952,800	4,599,847
Gary Steel	770,005	924,000	272,136	499,581	527,565	2,993,287
Ulrich Spiesshofer	780,001	876,000	220,234	339,459	534,405	2,750,099
Diane de Saint Victor	730,003	876,000	257,634	356,857	500,160	2,720,654
Bernhard Jucker	919,999	1,104,000	266,002	393,193	630,324	3,313,518
Peter Leupp	770,005	924,000	276,280	333,196	527,565	2,831,046
Veli-Matti Reinikkala(4)	647,903	710,640	207,512	169,151	457,458	2,192,664
Brice Koch (joined on January 1, 2010)	700,000	—	217,434	204,114	479,598	1,601,146
Tarak Mehta (joined on October 1, 2010)(5)	162,500	—	51,758	53,712	—	267,970

Total current Executive Committee members	8,580,425	10,274,640	2,296,566	3,506,514	6,622,758	31,280,903

Tom Sjoekvist (retired from the EC on September 30, 2010)(6)(7)	770,005	924,000	282,498	397,205	—	2,373,708
Anders Jonsson (retired from the EC on July 31, 2010)(7)	619,998	744,000	263,559	375,349	—	2,002,906

Total former Executive Committee members	1,390,003	1,668,000	546,057	772,554	—	4,376,614

Total	9,970,428	11,942,640	2,842,623	4,279,068	6,622,758	35,657,517

(1)
The table above shows short-term variable compensation relating to 2009, paid in 2010. Therefore for individuals who joined the Executive Committee in 2010, no short-term variable compensation amounts in respect of 2009 are presented, as such amounts did not relate to their remuneration as Executive Committee members. Short-tem variable compensation is linked to the ABB Group scorecard and defined target points therein. Upon full achievement of the defined targets, the short-term variable compensation of the CEO corresponds to 150 percent of his base salary and for all other Executive Committee members to 100 percent of their respective base salary. The Board has the discretion to approve a higher payout than 100 percent, if the targets are exceeded. The expected short-term variable compensation outcome for the year 2010 amounts to CHF 11,951,170. Short-term variable compensation payments will be made in March 2011, after the financial results are published.

(2)
Other benefits comprise payments related to social security, health insurance, children's education, transportation, tax advice and one-off items.

(3)
The estimated value of the share based awards is subject to performance and other parameters (e.g. the share price development) and may therefore vary in value from the above numbers at the date of vesting, March 15, 2013. The above amounts have been calculated using the market value of the ABB share on the day of grant adjusted, in the case of the performance component, according to the parameters considered in the Monte Carlo Simulation Model.

(4)
Veli-Matti Reinikkala received 50 percent of his base salary in USD and 50 percent in EUR at a fixed USD/EUR exchange rate. All USD payments were converted into Swiss francs using a rate of 0.94 per U.S. dollar.

(5)
Prior to joining the Executive Committee, Tarak Mehta participated in the LTIP and consequently, in 2010, received a share-based award in the amount of CHF 290,726 which was unrelated to his subsequent appointment to the Executive Committee.

(6)
Tom Sjoekvist received CHF 85,426 cash compensation for foregone pension benefits as a result of him continuing to work for ABB after the age of 60, included in other benefits above.

(7)
The above compensation figures related to Tom Sjoekvist and Anders Jonsson represent contractually guaranteed payments for the period January to December 2010.

        Details of the share-based compensation granted to members of the Executive Committee during 2010 are provided in a table of their shareholdings in "—Group Executive Committee ownership of ABB shares and options" below. Consistent with past practice, no loans or guarantees were granted to members of the Executive Committee in 2010.

        Members of the Executive Committee are eligible to participate in the ESAP, an employee stock-option plan with annual launches, which is open to employees around the world. In addition to the above awards, seven members of the Executive Committee participated in the seventh launch of the plan. ESAP is described in "—Employee Participation Programs" above.

        Members of the Executive Committee cannot participate in the MIP, also described in "—Employee Participation Programs" above. Any warrants, options or warrant appreciation rights held by Executive Committee members (and disclosed in "—Group Executive Committee ownership of ABB shares and options" below) were awarded to them as part of the compensation they received in earlier roles that they held in ABB.

Additional fees and remuneration

        In 2010, ABB did not pay any fees or remuneration to the members of the Board or the Executive Committee for services rendered to ABB other than those disclosed above. Also, in 2010 ABB did not pay any additional fees or remuneration, other than on market terms, to persons closely linked to a member of the Board or the Executive Committee for services rendered to ABB.

Compensation to former members of the Board and the Executive Committee

        Except as disclosed above, ABB did not make any payments to a former member of the Board or the Executive Committee in 2010.

        Tom Sjoekvist and Anders Jonsson, who both left ABB's Executive Committee in 2010, have agreed not to carry out any work that could compete with activities of ABB during the 12 months following their formal retirement from the company.

        Tom Sjoekvist left the Executive Committee on September 30, 2010 and formally retired from ABB on February 28, 2011. He will receive total compensation for the non-competition obligation of 770,000 Swiss francs. Anders Jonsson left the Executive Committee on July 31, 2010, and formally retired from ABB on December 31, 2010. He will receive a total of 671,667 Swiss francs under a similar agreement.

        The terms of compensation for any consultancy work that ABB may offer them in the 12 months following their formal retirement are also part of the agreements with Tom Sjoekvist and Anders Jonsson.

Change of control provisions

        Following the spirit of ABB's remuneration philosophy, none of ABB's Board members, Executive Committee members or members of senior management receive "golden parachutes" or other special benefits in the event of a change of control.

ABB shareholdings of members of the Board and the Executive Committee

  Board ownership of ABB shares and options

        The table below shows the number of ABB shares held by each Board member:

	Total number of shares held(1)
Name	December 31, 2010	December 31, 2009
Hubertus von Grünberg	82,167	52,970
Roger Agnelli	149,408	144,657
Louis R. Hughes	49,677	69,926
Hans Ulrich Märki	368,676	351,288
Michel de Rosen	111,328	104,317
Michael Treschow	86,071	81,271
Bernd W. Voss	157,890	151,497
Jacob Wallenberg(2)	163,618	158,867

Total	1,168,835	1,114,793

(1)
Includes as of December 31, 2010 and 2009, respectively, a total of 1,041,025 and 961,983 shares paid as compensation to Board members in current and prior years.

(2)
Share amounts provided in this section do not include the shares beneficially owned by Investor AB, of which Mr. Wallenberg is chairman.

        Except as described in this section, no member of the Board and no person closely linked to a member of the Board held any shares of ABB or options in ABB shares.

Group Executive Committee ownership of ABB shares and options

        As of December 31, 2010, the members of the Executive Committee held the following numbers of shares (or ADSs representing such shares), the conditional rights to receive ABB shares under the LTIP, options (either vested or unvested as indicated) under the MIP and unvested shares in respect of other incentive arrangements.

			Unvested at December 31, 2010
Name	Total number of shares held(1)	Number of options held under the MIP(2)	Maximum number of conditionally granted shares under the 2008 launch of the LTI Plan(4) (vesting 2011)	Number of matching shares deliverable under the 2008 co-investment portion of LTI Plan(4) (vesting 2011)	Maximum number of conditionally granted shares under the 2009 launch of the LTI Plan(4) (vesting 2012)	Number of matching shares deliverable under the 2009 co-investment portion of LTI plan(4) (vesting 2012)	Retention shares deliverable under the 2010 retention component of the LTI Plan(4) (vesting 2013)	Number of shares granted in respect of sign-on bonus(3)(4) (vesting 2011 and 2013)
Joe Hogan	71,923	—	145,039	26,923	268,362	45,000	87,841	379,364
Michel Demaré(5)	363,445	—	71,880	10,490	127,119	34,054	41,609	—
Gary Steel	200,858	—	29,390	8,634	67,974	16,919	23,140	—
Ulrich Spiesshofer	144,580	—	27,863	8,309	64,443	16,147	23,440	—
Diane de Saint Victor	159,008	—	27,863	8,178	64,443	16,262	21,938	—
Bernhard Jucker	102,468	—	35,115	9,739	81,215	18,590	27,647	—
Peter Leupp	116,516	—	29,390	8,597	67,974	13,917	23,140	—
Veli-Matti Reinikkala	101,716	—	23,902	6,866	63,320	16,174	20,065	—
Brice Koch	27,224	—	22,252	3,200	42,408	—	21,036	—
Tarak Mehta	9,082	190,850	19,853	2,786	37,467	5,576	12,714	—

Total current executive committee members	1,296,820	190,850	432,547	93,722	884,725	182,639	302,570	379,364

(1)
Includes shares deposited as match for the co-investment portion of the LTI Plan. These shares may be sold/transferred but then the corresponding number of co-investment shares would be forfeited.

(2)
Options may be sold or exercised/converted into shares at the ratio of 5 options for 1 share.

(3)
189,682 shares vest in each of 2011 and 2013.

(4)
The participants have the possibility to elect to receive 30 percent of the value of the vested shares in cash.

(5)
Total number of shares held includes 4,500 shares held jointly with spouse.

        Furthermore, as of December 31, 2010, members of the Executive Committee had been conditionally granted ABB shares under the performance component of the LTI Plan 2010, which at the time of vesting will be fully settled in cash. The conditional grants are shown in the table below and the plan is described in detail in "—Components of executive compensation" above. In addition certain members of the Executive Committee held warrant appreciation rights (WARs) that entitle the holder to receive in cash the market value of the equivalent listed warrant at the time of exercise. No unvested WARs were held under the MIP by any Executive Committee member.

	Maximum number of conditionally granted shares under the performance component of the 2010 launch of LTI Plan (vesting 2013)	Number of fully vested WARs held under the MIP
Joe Hogan	58,854	—
Michel Demaré	27,740	—
Gary Steel	14,952	—
Ulrich Spiesshofer	15,146	—
Diane de Saint Victor	14,175	—
Bernhard Jucker	17,865	185,000
Peter Leupp	14,952	375,000
Veli-Matti Reinikkala	12,965	—
Brice Koch	13,593	—
Tarak Mehta	8,392	—

Total current executive committee members	198,634	560,000

        Except as described in this section, as at December 31, 2010, no member of the Executive Committee and no person closely linked to a member of the Executive Committee held any shares of ABB or options in ABB shares.

Total shareholdings of ABB shares and options

        As of December 31, 2010, the members of our Board and Executive Committee owned less than 1 percent of ABB's total shares outstanding.

EMPLOYEES

        A breakdown of our employees by geographic region is as follows:

	December 31,
	2010	2009	2008
Europe	58,800	60,600	62,100
The Americas	17,700	17,100	20,000
Asia	30,900	29,900	29,100
Middle East and Africa	9,100	8,500	8,200

Total	116,500	116,100	119,400

        The proportion of our employees that are represented by labor unions or are the subject of collective bargaining agreements varies based on the labor practices of each country in which we operate.

Item 7.    Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

        Investor AB, Sweden, held 166,330,142 ABB shares as of December 31, 2010. This holding remained unchanged during 2010 and represents approximately 7.2 percent of ABB's total share capital and voting rights as registered in the Commercial Register on that date. The number of shares held by Investor AB does not include shares held by Jacob Wallenberg, the chairman of Investor AB, in his individual capacity.

        BlackRock, Inc., New York, U.S., announced that as per April 6, 2010, it, together with its direct and indirect subsidiaries, held 70,267,934 ABB shares corresponding to 3.0 percent of ABB's total share capital and voting rights as registered in the Commercial Register on that date. For a full review of the disclosure report pursuant to which BlackRock reported its ABB shareholdings, please refer to the search facility of the SIX Disclosure Office at www.six-swiss-exchange.com/shares/companies/major_shareholders_en.html?fromDate=19980101&issuer=10881

        To the best of ABB's knowledge, no other shareholder held 3 percent or more of ABB's total share capital and voting rights as registered in the Commercial Register on February 28, 2011.

        Under ABB's Articles of Incorporation, each registered share represents one vote. Significant shareholders do not have different voting rights.

        To our knowledge, we are not directly or indirectly owned or controlled by any government or by any other corporation or person.

        At December 31, 2010, we had approximately 462,000 shareholders. Approximately 168,000 were U.S. holders, of which approximately 740 were record holders. Based on the share register, U.S. holders (including holders of ADSs) held approximately 13 percent of the total number of shares issued, including treasury shares, at that date.

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

        Vale S.A. and its subsidiaries (Vale) and ABB have entered into a framework agreement establishing general terms and conditions for the supply of products, systems and services among their respective group subsidiaries. ABB supplies Vale primarily with process automation products for mineral systems. The total revenues recorded by ABB in 2010 relating to its contracts with Vale were approximately $200 million. Roger Agnelli is president and CEO of Vale.

        On November 16, 2010, ABB entered into an amendment to its unsecured syndicated $2-billion, revolving credit facility originally entered into effective as of October 7, 2009. As of December 31, 2010, SEB Skandinaviska Enskilda Banken AB (publ) (SEB) has committed to $71 million out of the $2-billion total. Jacob Wallenberg is the vice chairman of SEB.

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

        In addition, ABB maintains important banking relationships with UBS AG (UBS), including one UBS affiliate that as of December 31, 2010, committed to lend $71 million out of the $2-billion total commitment under the above-referenced revolving credit facility. Michel Demaré, the CFO of ABB, is also a director of UBS. ABB has also retained Ortec Finance B.V. (Ortec) to provide pension modelling services. Michel Demaré's spouse is the managing director and owns 49 percent of Ortec's Swiss subsidiary. The Board has determined that ABB's business relationships with UBS and Ortec are not material to ABB or UBS or Ortec or unusual in their nature or conditions.

Item 8.    Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        See "Item 18. Financial Statements" for a list of financial statements contained in this Annual Report.

LEGAL PROCEEDINGS

Antitrust

Gas Insulated Switchgear business

        In May 2004, we announced that we had undertaken an internal investigation which uncovered that certain of our employees together with employees of other companies active in the Gas Insulated Switchgear business were involved in anti-competitive practices. We reported such practices upon identification to the appropriate antitrust authorities, including the European Commission. The European Commission announced its decision in January 2007 and granted ABB full immunity from fines assessed to ABB of euro 215 million under the European Commission's leniency program.

        We continue to cooperate with other antitrust authorities in several locations globally, including Brazil, which are investigating anti-competitive practices related to Gas Insulated Switchgear. At this stage of the proceedings, no reliable estimate of the amount of potential fines, if any, can be made.

Power Transformers business

        In October 2009, the European Commission announced its decision regarding its investigation into alleged anti-competitive practices of certain manufacturers of power transformers. The European Commission fined ABB euro 33.75 million (equivalent to $49 million on date of payment).

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

Cables business

        Our cables business is under investigation for alleged anti-competitive practices. Management is cooperating fully with the antitrust authorities in their investigations. An informed judgment about the outcome of these investigations or the amount of potential loss for ABB, if any, relating to these investigations cannot be made at this stage.

FACTS business

        In January 2010, the European Commission conducted raids at the premises of ABB's flexible alternating current transmission systems (FACTS) business in Sweden as part of its investigation into alleged anti-competitive practices of certain FACTS manufacturers. In the United States, the Department of Justice (DoJ) also conducted an investigation into this business. We have been informed that the European Commission and the DoJ have closed their investigations. No fines have been imposed on ABB.

        ABB's FACTS business remains under investigation in one other jurisdiction for anti-competitive practices. Management is cooperating fully with the antitrust authorities in its investigation. An informed judgment about the outcome of that investigation or the amount of potential loss for ABB, if any, relating to that investigation cannot be made at this stage.

Suspect payments

        In April 2005, we voluntarily disclosed to the DoJ and the United States Securities and Exchange Commission (SEC) certain suspect payments in our network management unit in the United States.

Subsequently, we made additional voluntary disclosures to the DoJ and the SEC regarding suspect payments made by other ABB subsidiaries in a number of countries in the Middle East, Asia, South America and Europe (including to an employee of an Italian power generation company) as well as by its former Lummus business. These payments were discovered by ABB as a result of our internal audit program and compliance reviews.

        In September 2010, we reached settlements with the DoJ and the SEC regarding their investigations into these matters and into suspect payments involving certain of ABB's subsidiaries in the United Nations Oil-for-Food Program. In connection with these settlements, we agreed to make payments to the DoJ and SEC totaling $58 million, which were settled in the fourth quarter of 2010. One subsidiary of ABB pled guilty to one count of conspiracy to violate the anti-bribery provisions of the U.S. Foreign Corrupt Practices Act and one count of violating those provisions. ABB entered into a deferred prosecution agreement and settled civil charges brought by the SEC. These settlements resolved the foregoing investigations. In lieu of an external compliance monitor, the DoJ and SEC have agreed to allow ABB to report on its continuing compliance efforts and the results of the review of its internal processes through September 2013.

General

        In addition, we are aware of proceedings, or the threat of proceedings, against us and others in respect of private claims by customers and other third parties alleging harm with regard to various actual or alleged cartel cases. Also, ABB is subject to other various legal proceedings, investigations, and claims that have not yet been resolved. With respect to the abovementioned regulatory matters and commercial litigation contingencies, ABB will bear the costs of the continuing investigations and any related legal proceedings.

Liabilities recognized

        At December 31, 2010 and 2009, we recognized aggregate liabilities of $220 million and $300 million, respectively, included in "Provisions and other current liabilities" and in "Other non-current liabilities", for the above regulatory, compliance and legal contingencies. As it is not possible to make an informed judgment on the outcome of certain matters and as it is not possible, based on information currently available to management, to estimate the maximum potential liability on other matters, there could be material adverse outcomes beyond the amounts accrued.

DIVIDENDS AND DIVIDEND POLICY

        See "Item 3. Key Information—Dividends and Dividend Policy."

SIGNIFICANT CHANGES

        Except as otherwise described in this Annual Report, there has been no significant change in our financial position since December 31, 2010.

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

TRADING HISTORY

        No suspension in the trading of our shares occurred in the years ended December 31, 2010, 2009 and 2008.

        The table below sets forth, for the periods indicated, the reported high and low closing prices for the shares on SIX Swiss Exchange and the NASDAQ OMX Stockholm Exchange and for the ADSs on the New York Stock Exchange.

	SIX Swiss Exchange		NASDAQ OMX Stockholm Exchange		New York Stock Exchange
	High	Low	High	Low	High	Low
	(CHF)		(SEK)		($)
Annual highs and lows
2006	21.85	12.75	122.75	77.00	17.98	9.72
2007	36.52	19.65	202.00	113.75	31.81	15.96
2008	35.04	11.92	198.50	80.75	32.95	9.12
2009	22.20	13.16	151.50	98.50	21.90	10.97
2010	23.86	18.43	161.30	129.00	22.69	16.05
Quarterly highs and lows
2009
First quarter	16.95	13.16	118.50	98.50	15.25	10.97
Second quarter	18.30	16.04	130.75	114.25	17.37	14.06
Third quarter	21.50	15.97	146.25	116.50	21.02	14.69
Fourth quarter	22.20	18.33	151.50	126.70	21.90	17.83
2010
First quarter	23.19	18.79	157.90	129.00	21.84	17.30
Second quarter	23.86	18.84	161.30	130.00	22.56	16.05
Third quarter	21.68	18.43	149.40	133.00	21.28	17.43
Fourth quarter	22.10	19.45	153.40	136.70	22.69	19.36
Monthly highs and lows
2010
September	21.05	20.27	149.40	143.20	21.28	19.84
October	22.10	20.38	151.90	138.90	22.69	20.69
November	20.81	19.45	143.90	136.70	21.75	19.36
December	21.22	19.72	153.40	138.00	22.45	19.73
2011
January	22.89	21.00	157.90	149.00	24.28	21.78
February	23.18	21.92	154.80	149.90	24.51	23.23

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

Our Shares

        ABB Ltd's shares are registered shares (Namenaktien) with a par value of CHF 1.03 each following the dividend distribution in 2010 of CHF 0.51 per share by way of a reduction in the par value of the shares, from CHF 1.54 to 1.03. The shares are fully paid and non-assessable. The shares rank pari passu in all respects with each other, including in respect of entitlements to dividends, to a share of the liquidation proceeds in the case of a liquidation of ABB Ltd, to advance subscription rights and to pre-emptive rights.

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

Capital Structure

  Issued Shares

        On December 31, 2010, and February 28, 2011, ABB's ordinary share capital (including treasury shares) amounted to CHF 2,378,045,525.91 divided into 2,308,782,064 fully paid registered shares with a par value of CHF 1.03 per share.

        In February 2011, the Board of Directors announced that a proposal will be put to the 2011 Annual General Meeting to distribute a dividend in the amount of CHF 0.60 per share.

  Contingent Share Capital

        As at December 31, 2010, ABB's share capital may be increased by an amount not to exceed CHF 206,000,000 through the issuance of up to 200,000,000 fully paid registered shares with a par value of CHF 1.03 per share through the exercise of conversion rights and/or warrants granted in connection with the issuance on national or international capital markets of newly or already issued bonds or other financial market instruments.

        As at December 31, 2010, ABB's share capital may be increased by an amount not to exceed CHF 10,300,000 through the issuance of up to 10,000,000 fully paid registered shares with a par value of CHF 1.03 per share through the exercise of warrant rights granted to its shareholders. The Board may grant warrant rights not taken up by shareholders for other purposes in the interest of ABB.

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

        In addition as at December 31, 2010, ABB's share capital may be increased by an amount not to exceed CHF 29,723,421.73 through the issuance of up to 28,857,691 fully paid shares with a par value of CHF 1.03 per share to employees. The pre-emptive and advance subscription rights of ABB's shareholders are excluded. The shares or rights to subscribe for shares will be issued to employees pursuant to one or more regulations to be issued by the Board, taking into account performance, functions, level of responsibility and profitability criteria. ABB may issue shares or subscription rights to employees at a price lower than that quoted on the stock exchange. The acquisition of shares within the context of employee share ownership and each subsequent transfer of the shares will be subject to the restrictions of ABB's Articles of Incorporation.

  Authorized Share Capital

        As at December 31, 2010, ABB's share capital may be increased by an amount not to exceed CHF 206,000,000 through the issuance of up to 200,000,000 fully paid shares with a par value of CHF 1.03 per share out of authorized share capital. The authorized shares are valid until May 5, 2011. The Board is authorized to determine the date of issue of new shares, the issue price, the type of payment, the condition for the exercise of the pre-emptive rights, and the beginning date for dividend entitlement. The Board may permit pre-emptive rights that have not been exercised by shareholders to expire or it may place these rights and/or shares as to which pre-emptive rights have been granted but not exercised at market conditions or use them for other purposes in the interest of ABB. Furthermore, the Board is authorized to restrict or deny the pre-emptive rights of shareholders and allocate such rights to third parties if the shares are used (i) for the acquisition of an enterprise, parts of an enterprise, or participations, or for new investments, or in case of a share placement, for the financing or refinancing of such transactions; or (ii) for the purpose of broadening the shareholder constituency in connection with a listing of shares on domestic or foreign stock exchanges.

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

Shareholders' Meetings

        Under Swiss law, the annual general meeting of shareholders must be held within six months after the end of ABB Ltd's fiscal year. Annual general meetings of shareholders are convened by the board of directors, liquidators or representatives of bondholders or, if necessary, by the statutory auditors. The board of directors is further required to convene an extraordinary general meeting of shareholders if so resolved by the shareholders in a general meeting of shareholders or if so requested by one or more shareholders holding in aggregate at least 10 percent of ABB Ltd's share capital. A general meeting of shareholders is convened by publishing a notice in the Swiss Official Gazette of Commerce (Schweizerisches Handelsamtsblatt) at least 20 days prior to the meeting date. Holders of Euroclear Sweden AB-registered shares are able to attend shareholders' meetings in respect of such shares. Notices of shareholders' meetings are published in at least three national Swedish daily newspapers, as well as on ABB's Web site. Such notices contain information as to procedures to be followed by shareholders in order to participate and exercise voting rights at the shareholders' meetings.

        One or more shareholders whose combined holdings represent an aggregate par value of at least CHF 412,000 may request in writing 40 calendar days prior to a general meeting of shareholders that specific items and proposals be included on the agenda and voted on at the next general meeting of shareholders.

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

        Notices required under the Listing Rules of the SIX Swiss Exchange will be published in two Swiss newspapers in German and French. ABB Ltd or the SIX Swiss Exchange may also disseminate the relevant information on the online exchange information systems. Notices required under the listing rules of the NASDAQ OMX Stockholm will be published in three national daily Swedish newspapers, as well as on ABB's Web site.

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

Auditors

        The auditors are subject to confirmation by the shareholders at the Annual General Meeting on an annual basis. Ernst & Young AG, with its registered head office at Bleicherweg 21, CH-8002 Zurich, Switzerland, has been the independent auditor of ABB Ltd and the ABB Group for the years ended December 31, 2010, 2009 and 2008.

        Ernst & Young AG assumed the auditing mandate of the ABB Group in 1994. The head auditor responsible for the mandate, Nigel Jones, began serving in this function in respect of the financial year ended December 31, 2008. Pursuant to the Articles of Incorporation, the term of office of ABB's auditors is one year.

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

Revolving Credit Facility

        On November 16, 2010, ABB entered into an amendment to its unsecured syndicated $2-billion three-year revolving credit facility that was originally entered into on October 7, 2009. For a description of the facility, see "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities" and "Note 12 Debt" to our Consolidated Financial Statements. See Exhibit 4.1 to this Annual Report.

Medium Term Note Program

        One of our subsidiaries, ABB Capital B.V. is an issuer under a medium term note program (MTN Program) under which it is authorized to issue up to $5,250 million in certain debt instruments. The terms of the MTN Program do not obligate any third party to extend credit to us, and the terms and availability of financings under the MTN Program are determined with respect to, and at the date of issuance of, each debt instrument. As a result, we may be unable to access capital through the MTN Program on terms favorable to us, if at all. As at December 31, 2010, the aggregate amount outstanding under the MTN Program was approximately $1.8 billion from separate issuances of debt instruments. See Exhibits 2.3, 2.4, and 2.5 to this Annual Report.

Baldor Electric Merger Agreement

        On November 29, 2010, ABB Ltd, Baldor Electric Company, and Brock Acquisition Corporation, one of our subsidiaries, entered into an Agreement and Plan of Merger dated as of November 29, 2010 pursuant to which Brock Acquisition Corporation agreed to make a tender offer for the outstanding shares of Baldor Electric Corporation (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Baldor Electric Company with the Securities and Exchange Commission on November 30, 2010). The tender offer was completed in January 2011. See Exhibit 4.2 to this Annual Report.

EXCHANGE CONTROLS

        Other than in connection with government sanctions imposed on Belarus, Cote d'Ivoire, the Democratic Republic of the Congo, Eritrea, Guinea, Iran, Iraq, Lebanon, Liberia, Myanmar, North Korea, Somalia, Sudan, Zimbabwe, certain persons from the former Federal Republic of Yugoslavia and persons and organizations with connection to Osama bin Laden, the "al Qaeda" group or the Taliban and certain persons connected with the assassination of Rafik Hariri, there are currently no laws, decrees or regulations in Switzerland that restrict the export or import of capital, including, but not limited to, Swiss foreign exchange controls on payment of dividends, interest or liquidation proceeds, if any, to non-Swiss resident holders of shares. In addition, there are no limitations imposed by Swiss law or ABB Ltd's Articles of Incorporation on the rights of non-Swiss residents or non-Swiss citizens as shareholders to hold shares or to vote.

TAXATION

Swiss Taxation

  Withholding Tax on Dividends and Distributions

        Dividends paid and similar cash or in-kind distributions that we make to a holder of shares or ADSs (including dividends on liquidation proceeds and stock dividends and taxable income resulting from partial liquidation) are subject to a Swiss federal withholding tax at a rate of 35 percent. A repurchase of shares by us for the purpose of a capital reduction is defined as a partial liquidation of the Company. In this case, the difference between the nominal value of the shares and their repurchase price is qualified as taxable income. The same would be true upon a repurchase of shares if we were not to dispose of the repurchased shares within six years after the repurchase, or if 10 percent of outstanding shares were exceeded. We must withhold the tax from the gross distribution and pay it to the Swiss Federal Tax Administration. A reduction of the shares' nominal value by means of a capital reduction does not represent a dividend or similar distribution for purposes of Swiss withholding tax. As a result of the Swiss corporate tax reform II entered into force on January 1, 2011, also qualifying contributions from the shareholders exceeding the nominal share capital can be distributed without deduction of Swiss withholding tax.

  Obtaining a Refund of Swiss Withholding Tax for U.S. Residents

        The Convention between the Swiss Confederation and the United States of America for the Avoidance of Double Taxation with Respect to Taxes on Income, which entered into force on December 19, 1997 and which we will refer to in the following discussion as the Treaty, allows U.S. resident individuals or U.S. corporations to seek a refund of the Swiss withholding tax paid on dividends in respect of our shares or ADSs if they qualify for benefits under the Treaty. U.S. resident individuals and U.S. corporations holding less than 10 percent of the voting rights in respect of our shares or ADSs are entitled to seek a refund of withholding tax to the extent the tax withheld exceeds 15 percent of the gross dividend. U.S. corporations holding 10 percent or more of the voting rights of our shares or ADSs are entitled to seek a refund of withholding tax to the extent the tax withheld exceeds 5 percent of the gross dividend. Qualifying U.S. pension or other retirement arrangements that do not control the Company are entitled to seek a full refund of withholding tax.

        Claims for refunds must be filed with the Swiss Federal Tax Administration, Eigerstrasse 65, 3003 Bern, Switzerland, no later than December 31 of the third year following the calendar year in which the dividend or similar distribution became payable. The form used for obtaining a refund is Swiss Tax Form 82 (82C for companies; 82E for other entities; 82I for individuals; 82R for regulated investment companies (RICs)). This form may be obtained from any Swiss Consulate General in the United States or from the Swiss Federal Tax Administration at the address above. The form must be filled out in triplicate with each copy duly completed and signed before a notary public in the United States. The form must be accompanied by evidence of the deduction of withholding tax withheld at the source (including tax voucher issued by the custodian bank).

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

        Non-corporate U.S. holders generally will be taxed on such distributions at the lower rates applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) with respect to distributions received before January 1, 2013, provided that the U.S. holder meets certain holding period and other requirements and provided that such distributions constitute "qualified dividends" for U.S. federal income tax purposes. Distributions treated as dividends will not be treated as "qualified dividends" if we were to be treated as a "passive foreign investment company" (a "PFIC") for U.S. federal income tax purposes in the year that the dividend is paid or in the year prior to the year that the dividend is paid. Based on certain estimates of its gross income and gross assets and the nature of its business, ABB believes that it will not be classified as a PFIC for the taxable year ending December 31, 2010. ABB's status in future years will depend on its assets and activities in those years. ABB has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC. However, as PFIC status is a factual matter that must be determined annually at the close of each taxable year, there can be no certainty regarding ABB's PFIC status in any particular year until the end of that year. U.S. holders are urged to consult their own tax advisors regarding the availability to them of the reduced dividend rate in light of their own particular circumstances and the consequences to them if ABB were to be treated as a PFIC with respect to any taxable year.

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

        If you are a U.S. holder, then you will have a basis in any Swiss francs received as a refund of Swiss withholding taxes equal to a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt of the dividend on which the tax was withheld. See "—Swiss Taxation—Obtaining a Refund of Swiss Withholding Tax for U.S. Residents" above.

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

        If you are a U.S. holder and you receive any foreign currency on the sale of shares or ADSs, then you may recognize U.S. source ordinary income or loss as a result of currency fluctuations between the date of the sale of the shares or ADSs, as the case may be, and the date the sales proceeds are converted into U.S. dollars.

  Backup Withholding and Information Reporting

        U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, shares or ADSs made within the United States to a holder of shares or ADSs (other than an exempt recipient, including a corporation, a payee that is not a U.S. holder that provides an appropriate certification, and certain other persons).

        A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, shares or ADSs within the United States to you, unless you are an exempt recipient, if you fail to furnish your correct taxpayer identification number or otherwise fail to establish an exception from backup withholding tax requirements or otherwise fail to establish an exception from backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished timely to the U.S. Internal Revenue Service. The current backup withholding tax rate is 28 percent.

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

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

Market Risk Disclosure

        The continuously evolving financial markets and the dynamic business environment expose us to changes in foreign exchange, interest rate and other market price risks. We have developed and implemented comprehensive policies, procedures, and controls to identify, mitigate, and monitor financial risk on a firm-wide basis. To efficiently aggregate and manage financial risk that could impact our financial performance, we operate a Group Treasury function. Our Group Treasury function provides an efficient source of liquidity, financing, risk management and other global financial services to the ABB Group companies. We do not permit proprietary trading activities. The market risk management activities are focused on mitigating material financial risks resulting from our global operating and financing activities.

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

Currency Fluctuations and Foreign Exchange Risk

        It is our policy to identify and manage all transactional foreign exchange exposures to minimize risk. With the exception of certain financing subsidiaries and to the extent certain operating subsidiaries are domiciled in high inflation environments, the functional currency of each of our companies is considered to be its local currency. Our policies require our subsidiaries to hedge all contracted foreign exchange exposures, as well as a portion of their forecast exposures, against their local currency. These transactions are undertaken mainly with our Group Treasury function.

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

        Our operating companies are responsible for identifying their foreign currency exposures and entering into intercompany hedge contracts with the Group Treasury function, where legally possible, or external transactions to hedge this risk. The intercompany transactions have the effect of transferring the operating companies' currency risk to the Group Treasury function, but create no additional market risk to our consolidated results. The Group Treasury function then manages this risk by entering into offsetting transactions with third-party financial institutions. According to our policy, material net currency exposures are hedged. Exposures are primarily hedged with forward foreign exchange contracts. The majority of the foreign exchange hedge instruments have, on average, a maturity of less than twelve months. The Group Treasury function also hedges currency risks associated with their financing of other ABB companies. For certain third-party non-U.S. dollar denominated debt, we use cross currency swaps to hedge the currency risk and effectively convert the debt into U.S. dollar obligations. These swap contracts have maturity dates that exactly match the associated debt.

        As of December 31, 2010 and 2009, the net fair value of financial instruments with exposure to foreign currency rate movements was $2,383 million and $2,232 million, respectively. The potential loss in fair value of such financial instruments from a hypothetical 10 percent move in foreign exchange rates against our position would be approximately $566 million and $599 million for December 31, 2010 and 2009, respectively. The analysis reflects the aggregate adverse foreign exchange impact associated with transaction exposures, as well as translation exposures where appropriate. Our sensitivity analysis assumes a simultaneous shift in exchange rates against our positions exposed to foreign exchange risk and as such assumes an unlikely adverse case scenario. Exchange rates rarely move in the same direction. Therefore, the assumption of a simultaneous shift may overstate the impact of changing rates on assets and liabilities denominated in foreign currencies. The underlying trade-related transaction exposures of the industrial companies are not included in the quantitative analysis. If these underlying transaction exposures were included, they would tend to have an offsetting effect on the potential loss in fair value detailed above.

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

        As of December 31, 2010 and 2009, the potential reduction in earnings from a 100 basis points downward shift in interest rates on an interest bearing net asset position of $6,573 million and $7,389 million, respectively, was $66 million and $74 million, respectively.

        Leases are not included as part of the sensitivity analysis. This represents a limitation of the analysis. While sensitivity analysis includes the interest rate sensitivity of the funding of the lease portfolio, a corresponding change in the lease portfolio was not considered in the sensitivity model.

Equity Risk

        Certain of our entities have equity investments that expose us to equity price risk. As of December 31, 2010 and 2009, the net fair value of equity risk sensitive instruments was $65 million and $150 million, respectively. The potential loss in fair value of such financial instruments from a hypothetical 10 percent move in equity prices against our position would be approximately $14 million and $22 million, for December 31, 2010 and 2009, respectively. Included in the net fair value and potential loss in fair value figures for equity risk are derivative instruments designated as hedges of warrant appreciation rights granted to employees under our management incentive plans (see "Note 18 Share-based payment arrangements" to our Consolidated Financial Statements). As of December 31, 2010 and 2009, the amount of such instruments included in the total net fair value of equity risk sensitive instruments was $45 million and $64 million, respectively, and the corresponding amount of potential loss in fair value was $12 million and $14 million, respectively. The liabilities relating to the warrant appreciation rights are not included as part of the sensitivity analysis. If such liabilities being hedged were included, they would tend to have an offsetting effect on the potential loss in fair value.

Commodity Risk

        We enter into commodity derivatives to hedge certain of our raw material exposures. As of December 31, 2010 and 2009, the net fair value of commodity derivatives was $44 million and $26 million, respectively. The potential loss in fair value for such commodity hedging derivatives from a hypothetical adverse 10 percent move against our position in commodity prices would be approximately $25 million and $18 million for December 31, 2010 and 2009, respectively. A significant proportion of our commodity derivatives are denominated in euro. The foreign exchange risk arising on such contracts has been excluded from the calculation of the potential loss in fair value from a hypothetical 10 percent move in commodity prices as disclosed above.

Item 12.    Description of Securities Other Than Equity Securities

American Depositary Shares

        Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly-issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn may charge these transaction fees to their clients.

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

Depositary Payments

        In 2010, we received reimbursements from Citibank N.A., the Depositary Bank of our ADS program, of approximately $4 million to help cover costs related to our ADS program. Those costs, in addition to costs associated with compliance with U.S. securities laws, included principally the specific costs set forth below:

2010
($ in thousands)
Listing fees (NYSE)	250
Proxy process expenses (printing, postage and distribution)	250
Investor relations efforts including non-deal roadshows/investor conferences, IR agency fees, etc.	575

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        Not applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not applicable.

Item 15.    Controls and Procedures

  (a)
  Disclosure controls and procedures.

        We maintain controls and procedures designed to provide reasonable assurance that the information required to be disclosed in our filings under the Securities Exchange Act of 1934 (the Exchange Act, Rule 13a-15(e)) is recorded, processed, summarized and reported on a timely basis. Our Chief Executive Officer, Joe Hogan, and Chief Financial Officer, Michel Demaré, with the participation of key corporate senior management and management of key corporate functions, performed an evaluation of our disclosure controls and procedures as of December 31, 2010. Based on that evaluation, management, including the Chief Executive Officer and Chief Financial Officer, has concluded that, as of December 31, 2010, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in reports that we file or submit under the Exchange Act has been recorded, processed, summarized and reported within the time period specified in the rules and forms of the SEC and that such information has been accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

  (b)
  Management's annual report on internal control over financial reporting.

        The Board of Directors and management of the ABB Group are responsible for establishing and maintaining adequate internal control over financial reporting. The ABB Group's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of the published Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States of America.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

        Management conducted an assessment of the effectiveness of internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission (COSO). Based on this assessment, management has concluded that internal control over financial reporting was effective as of December 31, 2010.

        Ernst & Young AG, an independent registered public accounting firm, has issued an opinion on the effectiveness of the ABB Group's internal control over financial reporting as of December 31, 2010 which is included in Item 18: Financial Statements.

  (c)
  Changes in internal control

        Since 2008, the ABB Group has been standardizing and consolidating its financial accounting and reporting processes through the integration of its various ERP systems into country-wide ERP's in a number of specific countries. A significant portion of these system integrations were completed in 2008 and 2009, and a small number of remaining system integrations were completed during 2010. As a follow-up initiative, the ABB Group has started in 2010, a new initiative to standardize the internal control over financial reporting across its Shared Accounting Services Centers. This initiative is expected to be completed by the end of 2012. These activities strengthen the overall design and operational effectiveness of the ABB Group's internal control over financial reporting and are part of the ABB Group's continuous improvement of its internal control environment.

Item 15T.    Controls and Procedures

        Not applicable.

Item 16A.    Audit Committee Financial Expert

        Our board of directors has determined that Bernd W. Voss, who serves on our audit committee, is independent, as that term is defined in the listing standards promulgated by the New York Stock Exchange, and is an audit committee financial expert.

Item 16B.    Code of Ethics

        Our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions are bound to adhere to our Code of Conduct, which applies to all employees of all companies in the ABB Group. Our Code of Conduct is available on our Web site in the section "Corporate governance" at www.abb.com/investorrelations.

Item 16C.    Principal Accountant Fees and Services

  Audit Fees

        Fees for audit services provided by Ernst & Young totaled approximately $27 million in each of 2010 and 2009. Audit fees include the standard audit work performed each fiscal year necessary to allow the auditor to issue an opinion on our Consolidated Financial Statements and to issue an opinion on the local statutory financial statements of ABB Ltd and its subsidiaries. Audit fees also include services that can be provided only by the ABB Group auditor such as assistance with the application of new accounting policies, pre-issuance reviews of quarterly financial results and comfort letters delivered to underwriters in connection with debt and equity offerings.

  Audit-Related Fees

        Fees for audit-related services provided by Ernst & Young totaled approximately $5 million and $2 million in 2010 and 2009, respectively, consisting primarily of accounting consultations and audits in connection with divestments, audits of pension and benefit plans and accounting advisory services.

  Tax Fees

        Fees for tax services provided by Ernst & Young totaled approximately $2 million in each of 2010 and 2009, representing tax compliance fees as well as tax advice and planning fees.

  All Other Fees

        Fees for other services provided not included in the above three categories by Ernst & Young totaled approximately $0.1 million and $0.1 million in 2010 and 2009, respectively.

  Pre-Approval Procedures and Policies

        In accordance with the requirements of the U.S. Sarbanes-Oxley Act of 2002 and rules issued by the SEC, we utilize a procedure for the review and pre-approval of any services performed by Ernst & Young. The procedure requires that all proposed engagements of Ernst & Young for audit and permitted non-audit services are submitted to the FACC for approval prior to the beginning of any such services. In accordance with this policy, all services performed by and fees paid to Ernst & Young in 2010 and 2009, as discussed above in this Item 16C, were approved by the FACC.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

        None.

Item 16E.    Purchase of Equity Securities by Issuer & Affiliated Purchases

        On February 13, 2008, we announced a share buyback program up to a maximum value of CHF 2.2 billion (equivalent to approximately USD 2 billion at then-current exchange rates), with the intention of completing the buyback program prior to the Annual General Meeting of shareholders in 2010. The 22,675,000 shares repurchased under this program during 2008 were cancelled in July 2010, after shareholders approved their cancellation at the Annual General Meeting in April 2010. The program was thereby closed.

        During 2010, the following purchases were made by ABB on the open market to be used in share-based payment arrangements:

Period	Total number of shares purchased	Average price paid per share(1)	Total number of shares purchased as part of publicly announced plans or programs	Approximate value of shares that may yet be purchased under the plans or programs
May 18–May 25, 2010	5,600,000	$16.68	n.a.	n.a.
June 7, 2010	500,000	$16.76	n.a.	n.a.
August 24, 2010	1,000,000	$19.05	n.a.	n.a.
December 15–December 21, 2010	5,000,000	$20.80	n.a.	n.a.

	12,100,000

(1)
Represents the prices in Swiss francs translated into USD using weighted-average rates

Item 16F.   Change in Registrant's Certifying Accountant

        Not applicable.

Item 16G.    Corporate Governance

        According to the New York Stock Exchange's corporate governance standards (the Standards), ABB is required to disclose significant ways in which its corporate governance practices differ from the Standards. ABB has reviewed the Standards and concluded that its corporate governance practices are generally consistent with the Standards, with the following significant exceptions:

  •
  Swiss law requires that our external auditors be elected by our shareholders at our Annual General Meeting rather than by the finance and audit committee or the board of directors.

  •
  The Standards require that all equity compensation plans and material revisions thereto be approved by the shareholders. Consistent with Swiss law such matters are decided by our Board. However, the shareholders decide about the creation of new share capital that can be used in connection with equity compensation plans.

PART III

Item 17.    Financial Statements

        We have elected to provide financial statements and the related information pursuant to Item 18.

Item 18.    Financial Statements

        See pages F-1 to F-87, which are incorporated herein by reference. All schedules are omitted as the required information is inapplicable or the information is presented in the Consolidated Financial Statements or notes thereto.

Item 19.    Exhibits

1.1	Articles of Incorporation of ABB Ltd as amended to date. Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8 filed by ABB Ltd on January 31, 2011.
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
4.1
$2,000,000,000 Multicurrency Revolving Credit Agreement amendment, dated as of November 16, 2010, amending the facility originally entered into, between ABB Ltd, certain subsidiaries of ABB Ltd as borrowers, approximately 30 banks as mandated lead arrangers, Credit Suisse, as facility agent, dollar swingline agent and euro swingline agent, and Nordea Bank AB (publ), as SEK swingline agent.
4.2
Agreement and Plan of Merger dated as of November 29, 2010 entered into by and amung ABB Ltd, Baldor Electric Company, and Brock Acquisition Corporation, one of ABB Ltd's subsidiaries, pursuant to which Brock Acquisition Corporation agreed to make a tender offer for the outstanding shares of Baldor Electric Corporation. Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Baldor Electric Company with the Securities and Exchange Commission on November 30, 2010.
8.1	Subsidiaries of ABB Ltd as of February 28, 2011.
12.1	Certification of the chief executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the chief financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by the chief executive officer of ABB Ltd pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
13.2	Certification by the chief financial officer of ABB Ltd pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
15.1	Consent of Independent Registered Public Accounting Firm

101	The following financial information from this Annual Report formatted in XBRL (Extensible Business Reporting Language) includes (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Income, (iii) Consolidated Statements of Cash Flows, (iv) Consolidated Statements of Stockholders' Equity, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text. Furnished electronically herewith.

*
This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-74551.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ABB LTD
By:	Name:	/s/ MICHEL DEMARÉ Michel Demaré
	Title:	Executive Vice President and Chief Financial Officer
By:	Name:	/s/ RICHARD A. BROWN Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance

Date: March 17, 2011.

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

        Management conducted an assessment of the effectiveness of internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that ABB's internal control over financial reporting was effective as of December 31, 2010.

        Ernst & Young AG, an independent registered public accounting firm, has issued an opinion on the effectiveness of ABB's internal control over financial reporting as of December 31, 2010, which is included on page F-4 of this Annual Report.

/s/ JOE HOGAN Chief Executive Officer
/s/ MICHEL DEMARÉ Chief Financial Officer

Zurich, March 17, 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of ABB Ltd:

        We have audited the accompanying consolidated balance sheets of ABB Ltd as of December 31, 2010 and 2009, and the related consolidated statements of income, cash flows, and changes in stockholders' equity for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ABB Ltd at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ABB Ltd's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 17, 2011, expressed an unqualified opinion thereon.

/s/ Ernst & Young AG

Zürich, Switzerland
March 17, 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of ABB Ltd:

        We have audited ABB Ltd's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). ABB Ltd's Board of Directors and management are responsible for maintaining effective internal control over financial reporting, and management is responsible for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on internal control over financial reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

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

        In our opinion, ABB Ltd maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2010 consolidated financial statements of ABB Ltd and our report dated March 17, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young AG

Zürich, Switzerland
March 17, 2011

ABB Ltd

Consolidated Income Statements

Year ended December 31 ($ in millions, except per share data in $)

	2010	2009	2008
Sales of products	26,291	26,820	29,705
Sales of services	5,298	4,975	5,207

Total revenues	31,589	31,795	34,912

Cost of products	(18,607)	(19,057)	(20,506)
Cost of services	(3,453)	(3,413)	(3,466)

Total cost of sales	(22,060)	(22,470)	(23,972)

Gross profit	9,529	9,325	10,940
Selling, general and administrative expenses	(4,615)	(4,491)	(4,795)
Non-order related research and development expenses	(1,082)	(1,037)	(1,027)
Other income (expense), net	(14)	329	(566)

Earnings before interest and taxes	3,818	4,126	4,552
Interest and dividend income	95	121	315
Interest and other finance expense	(173)	(127)	(349)

Income from continuing operations before taxes	3,740	4,120	4,518
Provision for taxes	(1,018)	(1,001)	(1,119)

Income from continuing operations, net of tax	2,722	3,119	3,399
Income (loss) from discontinued operations, net of tax	10	17	(21)

Net income	2,732	3,136	3,378
Net income attributable to noncontrolling interests	(171)	(235)	(260)

Net income attributable to ABB	2,561	2,901	3,118

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	2,551	2,884	3,142
Net income	2,561	2,901	3,118
Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	1.12	1.26	1.37
Net income	1.12	1.27	1.36
Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	1.11	1.26	1.37
Net income	1.12	1.27	1.36
Weighted-average number of shares outstanding (in millions) used to compute:
Basic earnings per share attributable to ABB shareholders	2,287	2,284	2,287
Diluted earnings per share attributable to ABB shareholders	2,291	2,288	2,296

See accompanying Notes to the Consolidated Financial Statements

ABB Ltd

Consolidated Balance Sheets

December 31 ($ in millions, except share data)

	2010	2009
Cash and equivalents	5,897	7,119
Marketable securities and short-term investments	2,713	2,433
Receivables, net	9,970	9,451
Inventories, net	4,878	4,550
Prepaid expenses	193	236
Deferred taxes	896	900
Other current assets	801	540

Total current assets	25,348	25,229
Financing receivables, net	420	452
Property, plant and equipment, net	4,356	4,072
Goodwill	4,085	3,026
Other intangible assets, net	701	443
Prepaid pension and other employee benefits	173	112
Investments in equity method companies	19	49
Deferred taxes	846	1,052
Other non-current assets	347	293

Total assets	36,295	34,728

Accounts payable, trade	4,555	3,853
Billings in excess of sales	1,730	1,623
Employee and other payables	1,526	1,326
Short-term debt and current maturities of long-term debt	1,043	161
Advances from customers	1,764	1,806
Deferred taxes	357	327
Provisions for warranties	1,393	1,280
Provisions and other current liabilities	2,726	2,603
Accrued expenses	1,644	1,600

Total current liabilities	16,738	14,579
Long-term debt	1,139	2,172
Pension and other employee benefits	831	1,179
Deferred taxes	411	328
Other non-current liabilities	1,718	1,997

Total liabilities	20,837	20,255
Commitments and contingencies
Stockholders' equity:
Capital stock and additional paid-in capital (2,308,782,064 and 2,329,324,797 issued shares at December 31, 2010 and 2009, respectively)	1,454	3,943
Retained earnings	15,389	12,828
Accumulated other comprehensive loss	(1,517)	(2,084)
Treasury stock, at cost (25,317,453 and 39,901,593 shares at December 31, 2010 and 2009, respectively)	(441)	(897)

Total ABB stockholders' equity	14,885	13,790
Noncontrolling interests	573	683

Total stockholders' equity	15,458	14,473

Total liabilities and stockholders' equity	36,295	34,728

See accompanying Notes to the Consolidated Financial Statements

ABB Ltd

Consolidated Statements of Cash Flows

Year ended December 31 ($ in millions)

	2010	2009	2008
Operating activities:
Net income	2,732	3,136	3,378
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	702	655	661
Pension and other employee benefits	(51)	(28)	43
Deferred taxes	151	(56)	(199)
Net gain from sale of property, plant and equipment	(39)	(15)	(49)
Loss (income) from equity-accounted companies	(3)	2	(15)
Other	106	(6)	233
Changes in operating assets and liabilities:
Trade receivables, net	(407)	256	(1,266)
Inventories, net	(264)	1,130	(800)
Trade payables	678	(718)	522
Billings in excess of sales	89	295	539
Provisions, net	(69)	(241)	677
Advances from customers	(25)	(316)	130
Other assets and liabilities, net	597	(67)	104

Net cash provided by operating activities	4,197	4,027	3,958
Investing activities:
Changes in financing receivables, net	(7)	(7)	7
Purchases of marketable securities (available-for-sale)	(3,391)	(243)	(1,081)
Purchases of marketable securities (held-to-maturity)	(65)	(918)	—
Purchases of short-term investments	(2,165)	(3,824)	(2,512)
Purchases of property, plant and equipment and intangible assets	(840)	(967)	(1,171)
Acquisition of businesses (net of cash acquired) and changes in cost and equity investments	(1,313)	(161)	(653)
Proceeds from sales of marketable securities (available-for-sale)	807	79	110
Proceeds from maturity of marketable securities (available-for-sale)	531	855	—
Proceeds from maturity of marketable securities (held-to-maturity)	290	730	—
Proceeds from short-term investments	3,276	2,253	5,305
Proceeds from sales of property, plant and equipment	47	36	94
Proceeds from sales of businesses and equity-accounted companies (net of cash disposed)	83	16	46
Other	—	(21)	(31)

Net cash provided by (used in) investing activities	(2,747)	(2,172)	114
Financing activities:
Net changes in debt with maturities of 90 days or less	52	(59)	(10)
Increase in debt	277	586	458
Repayment of debt	(497)	(705)	(786)
Issuance of shares	16	89	49
Transactions in treasury shares	(166)	—	(621)
Dividends paid in the form of nominal value reduction	(1,112)	(1,027)	(1,060)
Acquisition of noncontrolling interests	(956)	(48)	—
Dividends paid to noncontrolling shareholders	(193)	(193)	(152)
Other	49	8	3

Net cash used in financing activities	(2,530)	(1,349)	(2,119)
Effects of exchange rate changes on cash and equivalents	(142)	214	(230)
Adjustment for the net change in cash and equivalents in assets held for sale and in discontinued operations	—	—	26

Net change in cash and equivalents—continuing operations	(1,222)	720	1,749
Cash and equivalents beginning of period	7,119	6,399	4,650

Cash and equivalents end of period	5,897	7,119	6,399

Supplementary disclosure of cash flow information:
Interest paid	94	156	244
Taxes paid	884	1,090	1,065

See accompanying Notes to the Consolidated Financial Statements

ABB Ltd

Consolidated Statements of Changes in Stockholders' Equity

Years ended December 31, 2010, 2009 and 2008 ($ in millions)

			Accumulated other comprehensive loss
	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gain (loss) on available- for-sale securities	Pension and other post retirement plan adjustments	Unrealized gain (loss) on cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders' equity	Noncontrolling interests	Total stockholders' equity
Balance at January 1, 2008	5,780	6,809	(906)	7	(486)	55	(1,330)	(302)	10,957	592	11,549

Comprehensive income:
Net income		3,118							3,118	260	3,378
Foreign currency translation adjustments			(754)				(754)		(754)	(41)	(795)
Foreign currency translation adjustments related to divestments of businesses			6				6		6		6
Effect of change in fair value of available-for-sale securities (net of tax of $(26))				76			76		76	(1)	75
Unrecognized income (expense) related to pensions and other postretirement plans (net of tax of $212)					(492)		(492)		(492)	1	(491)
Change in derivatives qualifying as cash flow hedges (net of tax of $53)						(216)	(216)		(216)		(216)

Total comprehensive income									1,738	219	1,957
Changes in noncontrolling interests									—	(45)	(45)
Dividends paid to noncontrolling shareholders									—	(154)	(154)
Dividends paid in the form of nominal value reduction	(1,060)								(1,060)		(1,060)
Shares repurchased under buyback program								(619)	(619)		(619)
Share-based payment arrangements	63								63		63
Issuance of shares	28							21	49		49
Call options	30								30		30

Balance at December 31, 2008	4,841	9,927	(1,654)	83	(978)	(161)	(2,710)	(900)	11,158	612	11,770

Comprehensive income:
Net income		2,901							2,901	235	3,136
Foreign currency translation adjustments			598				598		598	12	610
Effect of change in fair value of available-for-sale securities (net of tax of $26)				(63)			(63)		(63)		(63)
Unrecognized expense related to pensions and other postretirement plans (net of tax of $3)					(90)		(90)		(90)	(2)	(92)
Change in derivatives qualifying as cash flow hedges (net of tax of $(54))						181	181		181		181

Total comprehensive income									3,527	245	3,772
Changes in noncontrolling interests	(49)								(49)	20	(29)
Dividends paid to noncontrolling shareholders									—	(194)	(194)
Dividends paid in the form of nominal value reduction	(1,024)								(1,024)		(1,024)
Treasury stock transactions	(3)							3	—		—
Share-based payment arrangements	66								66		66
Issuance of shares	90								90		90
Call options	22								22		22

Balance at December 31, 2009	3,943	12,828	(1,056)	20	(1,068)	20	(2,084)	(897)	13,790	683	14,473

Comprehensive income:
Net income		2,561							2,561	171	2,732
Foreign currency translation adjustments			349				349		349	21	370
Effect of change in fair value of available-for-sale securities (net of tax of $(2))				(2)			(2)		(2)		(2)
Unrecognized income (expense) related to pensions and other postretirement plans (net of tax of $(25))					148		148		148	(3)	145
Change in derivatives qualifying as cash flow hedges (net of tax of $(19))						72	72		72		72

Total comprehensive income									3,128	189	3,317
Changes in noncontrolling interests	(836)								(836)	(110)	(946)
Dividends paid to noncontrolling shareholders									—	(189)	(189)
Dividends paid in the form of nominal value reduction	(1,112)								(1,112)		(1,112)
Cancellation of shares repurchased under buyback program	(619)							619	—		—
Treasury stock transactions								(228)	(228)		(228)
Share-based payment arrangements	66								66		66
Issuance of shares	13							65	78		78
Call options	(1)								(1)		(1)

Balance at December 31, 2010	1,454	15,389	(707)	18	(920)	92	(1,517)	(441)	14,885	573	15,458

See accompanying Notes to the Consolidated Financial Statements

ABB Ltd

Notes to the Consolidated Financial Statements

Note 1—The Company

        ABB Ltd and its subsidiaries (collectively, the Company) together form a leading global company in power and automation technologies that enable utility and industry customers to improve their performance while lowering environmental impact. The Company works with customers to engineer and install networks, facilities and plants with particular emphasis on enhancing efficiency, reliability and productivity for customers who generate, convert, transmit, distribute and consume energy.

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

Scope of consolidation

        The Consolidated Financial Statements include the accounts of ABB Ltd and companies which are directly or indirectly controlled by ABB Ltd. Additionally, the Company consolidates variable interest entities if it has determined that it is the primary beneficiary. Intercompany accounts and transactions are eliminated. Investments in joint ventures and affiliated companies in which the Company has the ability to exercise significant influence over operating and financial policies (generally through direct or indirect ownership of 20 percent to 50 percent of the voting rights), are recorded in the Consolidated Financial Statements using the equity method of accounting.

Reclassifications

        Certain amounts reported for prior years in the Consolidated Financial Statements and Notes have been reclassified to conform to the current year's presentation. These changes primarily relate to the realignment of the automation segments as of January 1, 2010, the presentation of non-order related research and development expenses as a separate line in the Consolidated Income Statements and the reclassification from investing activities to financing activities in the Consolidated Statements of Cash Flows of cash paid for the acquisition of noncontrolling interests.

Operating cycle

        A portion of the Company's activities (primarily long-term construction activities) has an operating cycle that exceeds one year. For classification of current assets and liabilities related to such activities, the Company elected to use the duration of the individual contracts as its operating cycle. Accordingly, there are accounts receivable, inventories and provisions related to these contracts which will not be realized within one year that have been classified as current.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 2—Significant accounting policies (Continued)

Use of estimates

        The preparation of financial statements in conformity with U.S. GAAP requires management to make assumptions and estimates that directly affect the amounts reported in the Consolidated Financial Statements and the accompanying Notes. The most significant, difficult and subjective of such accounting assumptions and estimates include:

  •
  assumptions and projections, principally related to future material, labor and project-related overhead costs, used in determining the percentage-of-completion on projects,

  •
  estimates of loss contingencies associated with litigation or threatened litigation and other claims and inquiries, environmental damages, product warranties, regulatory and other proceedings,

  •
  assumptions used in the calculation of pension and postretirement benefits and the fair value of pension plan assets,

  •
  recognition and measurement of current and deferred income tax assets and liabilities (including the measurement of uncertain tax positions),

  •
  growth rates, discount rates and other assumptions used in the Company's goodwill impairment test,

  •
  assumptions used in determining inventory obsolescence and net realizable value,

  •
  estimates and assumptions used in determining the fair values of assets and liabilities assumed in business combinations,

  •
  growth rates, discount rates and other assumptions used to determine impairments of long-lived assets, and

  •
  assessment of the allowance for doubtful accounts.

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

Accounts receivable and allowance for doubtful accounts

        Accounts receivable are recorded at the invoiced amount. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write-off experience and customer economic data. If an amount has not been settled within its contractual payment term then it is considered past due. The Company reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectability. Information on the credit quality of trade receivables with an original maturity greater than one year and financing receivables is presented in Notes 7 and 9.

        Account balances are charged off against the allowance when the Company believes that the amount will not be recovered.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 2—Significant accounting policies (Continued)

Concentrations of credit risk

        The Company sells a broad range of products, systems and services to a wide range of industrial, commercial and utility customers as well as various government agencies and quasi-governmental agencies throughout the world. Concentrations of credit risk with respect to accounts receivable are limited, as the Company's customer base is comprised of a large number of individual customers. Ongoing credit evaluations of customers' financial positions are performed to determine whether the use of credit support instruments such as guarantees, letters of credit or credit insurance are necessary; collateral is not generally required. The Company maintains reserves for potential credit losses as discussed above in Accounts receivable and allowance for doubtful accounts. Such losses, in the aggregate, are in line with the Company's expectations.

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

        Revenues under long-term construction-type contracts are generally recognized using the percentage-of-completion method of accounting. The Company principally uses the cost-to-cost method to measure progress towards completion on contracts. Under this method, progress of contracts is measured by actual costs incurred in relation to the Company's best estimate of total estimated costs, which are reviewed and updated routinely for contracts in progress. The cumulative effects of such adjustments are reported in the current period.

        Short-term construction-type contracts, or long-term construction-type contracts for which reasonably dependable estimates cannot be made or for which inherent hazards make estimates difficult, are accounted for under the completed-contract method. Revenues under the completed-contract method are recognized upon substantial completion—that is: acceptance by the customer, compliance with performance specifications demonstrated in a factory acceptance test or similar event.

        For non construction-type contracts that contain customer acceptance provisions, revenue is deferred until customer acceptance occurs or the Company has demonstrated the customer-specified objective criteria have been met or the contractual acceptance period has lapsed.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 2—Significant accounting policies (Continued)

        Revenues from service transactions are recognized as services are performed. For long-term service contracts, revenues are recognized on a straight-line basis over the term of the contract or, if the performance pattern is other than straight-line, as the services are provided. Service revenues reflect revenues earned from the Company's activities in providing services to customers primarily subsequent to the sale and delivery of a product or complete system. Such revenues consist of maintenance-type contracts, field service activities that include personnel and accompanying spare parts, and installation and commissioning of products as a standalone service or as part of a service contract.

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

Inventories

        Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method, the weighted-average cost method, or in certain circumstances (for example, where the completed-contract method of revenue recognition is used) the specific identification method. Inventoried costs are stated at acquisition cost or actual production cost, including direct material and labor and applicable manufacturing overheads, reduced by amounts recognized in cost of sales. Adjustments to reduce the cost of inventory to its net market value are made, if required for decreases in sales prices, obsolescence or similar impairments.

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

Goodwill and other intangible assets

        Goodwill is tested for impairment annually as of October 1 or more frequently if events or circumstances indicate that the carrying value may not be recoverable. The Company performs a two-step impairment test. In the first step, the Company compares the fair value of each reporting unit to its carrying value. A reporting unit is an operating segment or one level below an operating segment. For the annual impairment review, the reporting units were the same as the operating segments for Power Systems, Discrete Automation and Motion, and Low Voltage Products, while for the Power Products and Process Automation operating segments, the reporting units were determined to be one level below the operating segment. The Company determines the fair value of its reporting units based on the income approach whereby the fair value of each reporting unit is calculated based on the present value of future cash flows. If the carrying value of the net assets of a reporting unit exceeds the fair value of the reporting unit then the Company performs the second step of the impairment test to determine the implied fair value of the reporting unit's goodwill. If the carrying value of the reporting unit's goodwill exceeds its implied fair value, the Company records an impairment charge equal to the difference.

        The cost of acquired intangible assets with a finite life is amortized using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. If that pattern cannot be reliably determined, the straight-line method is used. The

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 2—Significant accounting policies (Continued)

amortization periods typically range from 1 to 10 years. Intangible assets with a finite life are tested for impairment upon the occurrence of certain triggering events.

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

        Gains or losses from derivatives designated as hedging instruments in a fair value hedge are reported through earnings and classified consistent with the nature of the underlying hedged transaction. Where derivative financial instruments have been designated as cash flow hedges of forecasted transactions and such forecasted transactions are no longer probable of occurring, hedge accounting is discontinued and any derivative gain or loss previously included in "Accumulated other comprehensive loss" is reclassified into earnings consistent with the nature of the original forecasted transaction.

        Certain commercial contracts may grant rights to the Company or the counterparties, or contain other provisions that are considered to be derivatives. Such embedded derivatives are assessed at inception of the contract and depending on their characteristics, accounted for as separate derivative instruments and shown at their fair value in the balance sheet with changes in their fair value reported in earnings consistent with the nature of the commercial contract to which they relate.

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

        Expense related to tax penalties is classified in the Consolidated Income Statements as "Provision for taxes", while interest thereon is classified as "Interest and other finance expense".

Research and development

        Research and development costs not related to specific customer orders are generally expensed as incurred.

Earnings per share

        Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the year. Diluted earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the year, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise: outstanding written call options, outstanding options and shares granted subject to certain conditions under the Company's share-based payment arrangements. See further discussion related to earnings per share in Note 20 and further discussion of the potentially dilutive securities in Note 18.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 2—Significant accounting policies (Continued)

Share-based payment arrangements

        The Company has various share-based payment arrangements for its employees, which are described more fully in Note 18. Such arrangements are accounted for under the fair value method. For awards that are equity-settled, total compensation is measured at grant date, based on the fair value of the award at that date, and recorded in income over the period the employees are required to render service. For awards that are cash-settled, compensation is initially measured at grant date and subsequently remeasured at each reporting period, based on the fair value and vesting percentage of the award at each of those dates, with changes in the liability recorded in earnings.

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
Level 2:
Valuation inputs consist of observable inputs (other than Level 1 inputs) such as actively quoted prices for similar assets, quoted prices in inactive markets and inputs other than quoted prices such as interest rate yield curves, credit spreads, or inputs derived from other observable data by interpolation, correlation, regression or other means. The adjustments applied to quoted prices or the inputs used in valuation models may be both observable and unobservable. In these cases, the fair value measurement is classified as Level 2 unless the unobservable portion of the adjustment or the unobservable input to the valuation model is significant, in which case the fair value measurement would be classified as Level 3. Assets and liabilities valued using Level 2 inputs include investments in certain funds, interest rate swaps, cross-currency swaps, commodity swaps, cash-settled call options, as well as foreign exchange forward contracts and foreign exchange swaps.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 2—Significant accounting policies (Continued)

Level 3:
Valuation inputs are based on the Company's assumptions of relevant market data (unobservable input). Assets valued at Level 3 include certain pension assets (see Note 17). The impairment in 2009 of certain long-lived assets primarily included in "Property, plant and equipment, net" was calculated using Level 3 inputs.

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

Contingencies and asset retirement obligations

        The Company is subject to proceedings, litigation or threatened litigation and other claims and inquiries, related to taxes other than income tax, environmental, labor, product, regulatory and other matters and is required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue, often with assistance from both internal and external legal counsel and technical experts. The required amount of a provision for a contingency of any type may change in the future due to new developments in the particular matter, including changes in the approach to its resolution.

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

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 2—Significant accounting policies (Continued)

        The Company may have a legal obligation to perform environmental clean-up activities as a result of the normal operation of its business or have other asset retirement obligations. In some cases, the timing or the method of settlement, or both are conditional upon a future event that may or may not be within the control of the Company, but the underlying obligation itself is unconditional and certain. The Company recognizes a provision for these and other asset retirement obligations when a liability for the retirement or clean-up activity has been incurred and a reasonable estimate of its fair value can be made. Asset retirements provisions are initially recognized at fair value, and subsequently adjusted for accrued interest and changes in estimates. Provisions for environmental obligations are not discounted to their present value when the timing of payments cannot be reasonably estimated.

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

Business combinations

        Assets acquired and liabilities assumed in business combinations are accounted for using the acquisition method and recorded at their respective fair values. Contingent consideration is recorded at fair value as an element of purchase price with subsequent adjustments recognized in income. Identifiable intangibles consist of intellectual property such as patents and trademarks, customer relationships, in-process research and development and capitalized software; these are amortized over their estimated useful lives. Such intangibles are subsequently subject to evaluation for potential impairment if events or circumstances indicate the carrying amount may not be recoverable. See "Goodwill and other intangible assets". Acquisition-related costs are recognized separately from the acquisition and expensed as incurred. Restructuring costs are generally expensed in periods subsequent to the acquisition date. Changes in valuation allowances on acquired deferred tax assets that occur after the measurement period (a period of up to 12 months after the acquisition date during which the acquirer may adjust the provisional acquisition amounts) are recognized in income. Upon gaining control of an entity in which an equity method or cost basis investment was held by the Company, the carrying value of that investment is adjusted to fair value with the related gain or loss recorded in income.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 2—Significant accounting policies (Continued)

New accounting pronouncements

Applicable in current period

Fair value measurements

        As of January 1, 2010, the Company adopted an accounting standard update that requires additional disclosure for fair value measurements. The update requires that significant transfers in and out of fair value Level 1 (observable quoted prices) and Level 2 (observable inputs other than Level 1 inputs) be disclosed together with a description of the reasons for the transfers. Adoption of this update did not result in additional disclosure in 2010, as there were no significant transfers between Level 1 and Level 2.

Disclosures about the credit quality of financing receivables and the allowance for credit losses

        As of December 2010, the Company adopted an accounting standard update that requires additional disclosures about the credit quality of financing receivables and the allowance for credit losses. The required disclosures include a description of (i) the nature of credit risk inherent in the Company's portfolio of financing receivables and (ii) how that risk is analyzed and assessed in arriving at the allowance for credit losses. The new disclosure requirements did not have a material impact on the Consolidated Financial Statements.

Applicable for future periods

Fair value measurements

        In January 2010, an accounting standard update was issued that requires additional disclosure for fair value measurements. The update requires disclosure, on a gross basis, about purchases, sales, issuances, and settlements of level 3 (significant unobservable inputs) instruments when reconciling the fair value measurements. This disclosure requirement is effective for the Company for periods beginning January 1, 2011. The Company does not believe that this new disclosure requirement will have a material impact on its Consolidated Financial Statements.

Disclosures about the credit quality of financing receivables and the allowance for credit losses

        In July 2010, an accounting standard update was issued that requires additional disclosures regarding the changes and reasons for those changes in the allowance for credit losses. This update is effective for the Company for periods beginning January 1, 2011. The new disclosure requirements will not have a material impact on the Consolidated Financial Statements.

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

        This update is effective for arrangements entered into by the Company or materially modified on or after January 1, 2011. The Company does not believe that this update will have a material impact on its Consolidated Financial Statements.

Revenue arrangements that include software elements

        In October 2009, an accounting standard update for the accounting of certain revenue arrangements that include software elements was issued. This update amends the existing guidance on revenue arrangements that contain both hardware and software elements. This update modifies the existing rules to exclude from the software revenue guidance (i) non-software components of tangible products and (ii) software components of tangible products that are sold, licensed, or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product's essential functionality. Undelivered elements in the arrangement related to the non-software components also are excluded from this guidance. This update is effective for arrangements entered into by the Company or materially modified on or after January 1, 2011. The Company does not believe that this update will have a material impact on its Consolidated Financial Statements.

Goodwill impairment test for reporting units with zero or negative carrying amounts

        In December 2010, an accounting standard update was issued that clarifies that the Company is required to perform the second step of the goodwill impairment test (determining whether goodwill has been impaired and calculating the amount of the impairment) also for reporting units with zero or negative carrying amounts, if it is more likely than not that a goodwill impairment exists. In determining whether a goodwill impairment exists, the Company considers whether there are any adverse qualitative factors indicating such an impairment. A reporting unit is an operating segment or one level below an operating segment. This requirement is effective for the Company for periods beginning January 1, 2011. The Company does not believe that this update will have a material impact on its Consolidated Financial Statements.

Disclosure of supplementary pro forma information for business combinations

        In December 2010, an accounting standard update was issued that clarifies the requirement regarding the disclosure of pro forma information for business combinations. Under the update, the Company is required to disclose pro forma revenues and earnings of the combined entity as though the business combination(s) had occurred as of the beginning of the comparable prior annual reporting period only. This update also expands the disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 2—Significant accounting policies (Continued)

included in the reported pro forma revenue and earnings. This new disclosure requirement will apply to business combinations entered into by the Company after January 1, 2011, that are material on an individual or aggregate basis.

Note 3—Acquisitions, divestments and discontinued operations

Acquisitions

        Acquisitions in (excluding the increase in controlling interest in India described separately below) were as follows:

($ in millions, except number of acquired businesses)	2010	2009	2008
Acquisitions (net of cash acquired)(1)	1,275	159	651
Aggregate excess of purchase price over fair value of net assets acquired(2)	1,091	147	456
Number of acquired businesses	9	8	7

(1)
Excluding changes in cost and equity investments

(2)
Recorded as goodwill (see Note 11)

        In the table above, the "Acquisitions" and "Aggregate excess of purchase price over fair value of net assets acquired" amounts for 2010, relate primarily to the acquisition of Ventyx, as described below.

        Acquisitions of controlling interests have been accounted for under the acquisition method and have been included in the Company's Consolidated Financial Statements since the date of acquisition. The Company has not presented pro forma results of operations of the acquired businesses as the results are not significant to the Consolidated Financial Statements.

        On June 1, 2010, the Company acquired all of the shares of Ventyx Inc., Ventyx Software Inc. and Ventyx Dutch Holding B.V., representing substantially all of the revenues, assets and liabilities of the Ventyx group. Ventyx provides software solutions to global energy, utility, communications and other asset-intensive businesses and was integrated into the network management business within the Power Systems segment to form a single unit for energy management software solutions.

        While the Company uses its best estimates and assumptions as part of the purchase price allocation process to value assets acquired and liabilities assumed at the acquisition date, the purchase price allocation for the acquisition is preliminary for up to 12 months after the acquisition date and is subject to refinement as more detailed analyses are completed and additional information about the fair values of the assets and liabilities becomes available.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 3—Acquisitions, divestments and discontinued operations (Continued)

        The aggregate preliminary purchase price of business acquisitions in 2010, settled in cash, has been allocated as follows:

($ in millions)	Allocated amount	Weighted-average useful life
Intangible assets(1)	356	8 years
Deferred tax liabilities	(147)
Other assets and liabilities, net(2)	(25)
Goodwill(3)	1,091

Total	1,275

(1)
Includes mainly capitalized software for sale and customer relationships

(2)
Including debt assumed upon acquisition

(3)
The Company does not expect the majority of goodwill recognized to be deductible for income tax purposes

        In 2009 and 2008, acquisitions were not significant, either individually or in aggregate. In 2008, the Company completed the acquisition of the U.S. transformer company Kuhlman Electric Corporation (Kuhlman). Kuhlman manufactures a wide range of transformers for the industrial and electric utility sectors and was integrated into the Company's Power Products segment. The final purchase price, including assumed debt, amounted to $513 million (net of $5 million cash acquired).

Increase in controlling interests in India

        In 2010, the Company increased its ownership interest in ABB Limited, India (its publicly-listed subsidiary in India) from approximately 52 percent to 75 percent. Cash paid up to December 31, 2010, including transaction costs, amounted to $956 million. The offer of 900 rupees per share resulted in a charge to "Capital stock and additional paid-in capital" of $838 million, including expenses related to the transaction.

Acquisition of Baldor Electric Company

        In January 2011, the Company completed the acquisition of Baldor Electric Company (Baldor) for $63.50 per share in cash. Baldor markets, designs and manufactures industrial electric motors, mechanical power transmission products, drives and generators. The resulting cash outflows for the Company in the first quarter of 2011 amount to approximately $4.2 billion, representing approximately $3 billion for the purchase of the shares and approximately $1.2 billion for the repayment of debt assumed upon acquisition.

Divestments

        The Company has divested businesses and investments not considered by management to be aligned with its focus on power and automation technologies, as described in Note 1. Since these divestments did not meet the requirements for classification as discontinued operations, the results of operations of these divested businesses are included in the Company's Consolidated Income Statements

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 3—Acquisitions, divestments and discontinued operations (Continued)

in the respective line items of income from continuing operations, through the date of divestment. The proceeds from sale and the corresponding net gains (losses) from such divestments were as follows:

($ in millions)	2010	2009	2008
Proceeds from sale of businesses and equity-accounted companies	83	16	27
Net gains (losses) recognized on disposals, included in "Other income (expense), net"	12	(1)	24

        Revenues and income from these businesses and investments were not significant in 2010, 2009 and 2008.

Discontinued operations

        In 2010, 2009 and 2008, the Company's Consolidated Financial Statements were impacted by activities related to the divestment of a number of businesses held for sale and/or in discontinued operations. In the discussion below, the revenue and operating results of the divested businesses in the year of disposition reflect the results of those businesses through the date of disposition.

        During 2010 and 2009, no individual discontinued operation was significant. In 2008, the Company sold its 50 percent stake in the shares of ABB Powertech Transformers to Powertech, a wholly-owned subsidiary of the Altron Group at a gain of $11 million. This business was part of the Company's Power Products segment prior to being reclassified to discontinued operations. In 2008, the transformer business in South Africa had revenues of $29 million and income of $2 million, recorded in "Income (loss) from discontinued operations, net of tax".

        In 2010, "Income (loss) from discontinued operations, net of tax", included income of $29 million from the release of an accrual for environmental contingencies related to the former Nuclear Technology business and in 2008, costs of approximately $31 million related to the Company's asbestos obligations (see Note 15). In 2009, such costs were not significant.

        Operating results of the Company's discontinued operations are summarized as follows:

($ in millions)	2010	2009	2008
Revenues	—	2	32
Costs and expenses, finance loss	9	(11)	(82)

Operating income (loss) before taxes	9	(9)	(50)
Tax benefit	3	8	20

Operating income (loss) from discontinued operations	12	(1)	(30)
Gain (loss) from dispositions, net of tax	(2)	18	9

Income (loss) from discontinued operations, net of tax	10	17	(21)

        At December 31, 2010 and 2009, there were no amounts included in assets and liabilities held for sale and in discontinued operations.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 4—Cash and equivalents and marketable securities and short-term investments

        Cash and equivalents and marketable securities and short-term investments consisted of the following:

	December 31, 2010
($ in millions)	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
Cash	1,851			1,851	1,851	—
Time deposits	4,044			4,044	3,665	379
Securities held-to-maturity:
—Corporate commercial papers	—	—	—	—	—	—
—Other	—	—	—	—	—	—
Debt securities available-for-sale:
—U.S. government obligations	147	5	(1)	151	—	151
—European government obligations	—	—	—	—	—	—
—Other government obligations	4	—	(1)	3	—	3
—Corporate	708	8	—	716	381	335
Equity securities available-for-sale	1,836	11	(2)	1,845	—	1,845

Total	8,590	24	(4)	8,610	5,897	2,713

	December 31, 2009
($ in millions)	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
Cash	1,381			1,381	1,381	—
Time deposits	6,170			6,170	4,474	1,696
Securities held-to-maturity:
—Corporate commercial papers	413	—	—	413	223	190
—Other	43	—	—	43	—	43
Debt securities available-for-sale:
—U.S. government obligations	110	4	(1)	113	—	113
—European government obligations	717	—	—	717	717	—
—Other government obligations	4	—	(1)	3	—	3
—Corporate	603	5	—	608	324	284
Equity securities available-for-sale	91	15	(2)	104	—	104

Total	9,532	24	(4)	9,552	7,119	2,433

        The net unrealized holding gains on available-for-sale securities were $20 million, $20 million and $107 million in 2010, 2009 and 2008, respectively. Gross realized gains (reclassified from accumulated other comprehensive loss to income) on available-for-sale securities were $16 million and $8 million in 2010 and 2009, respectively. In 2008, the gross realized gains were not significant. Gross realized losses (reclassified from accumulated other comprehensive loss to income) on available-for-sale securities

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 4—Cash and equivalents and marketable securities and short-term investments (Continued)

were $35 million in 2009 and not significant in 2010 and 2008. Such gains and losses were included in "Interest and other finance expense".

        There were no held-to-maturity debt securities at December 31, 2010. Contractual maturities of available-for-sale debt securities consisted of the following:

	December 31, 2010
	Available-for-sale
($ in millions)	Cost basis	Fair value
Less than one year	595	595
One to five years	183	191
Six to ten years	81	84

Total	859	870

        There were no other-than-temporary impairments in 2010 and 2009. At December 31, 2008, the Company recognized in "Interest and other finance expense" an other-than-temporary impairment of $20 million on its available-for-sale equity securities and adjusted the cost base of these securities accordingly.

        At December 31, 2010 and 2009, gross unrealized losses on available-for-sale securities that have been in a continuous unrealized loss position were not significant and the Company does not intend and does not expect to be required to sell these securities before the recovery of their amortized cost.

        During 2008, the Company changed its intent and sold an individual security (with an amortized cost of $50 million at the time of sale) that had been classified upon purchase as held-to-maturity. The sale took place based on evidence of a significant deterioration in the issuer's creditworthiness. The gain on sale recorded by the Company was not significant. There were no sales of held-to-maturity securities in 2010 and 2009.

        At December 31, 2010 and 2009, the Company pledged $68 million and $62 million, respectively, of marketable securities as collateral for issued letters of credit and other security arrangements.

        In January 2011, the Company sold $1,789 million of its available-for-sale equity securities and realized an insignificant gain.

Note 5—Financial instruments

        The Company is exposed to certain currency, commodity, interest rate and equity risks arising from its global operating, financing and investing activities. The Company uses derivative instruments to reduce and manage the economic impact of these exposures.

Currency risk

        Due to the global nature of the Company's operations, many of its subsidiaries are exposed to currency risk in their operating activities from entering into transactions in currencies other than their functional currency. To manage such currency risks, the Company's policies require the subsidiaries to hedge their foreign currency exposures from binding sales and purchase contracts denominated in foreign currencies. For forecasted foreign currency denominated sales of standard products and the

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 5—Financial instruments (Continued)

related foreign currency denominated purchases, the Company's policy is to hedge up to a maximum of 100 percent of the forecasted foreign currency denominated exposure, depending on the length of the forecasted exposures. Forecasted exposures greater than 12 months are not hedged. Forward foreign exchange contracts are the main instrument used to protect the Company against the volatility of future cash flows (caused by changes in exchange rates) of contracted and forecasted sales and purchases denominated in foreign currencies.

Commodity risk

        Various commodity products are used in the Company's manufacturing activities. Consequently it is exposed to volatility in future cash flows arising from changes in commodity prices. To manage the price risk of commodities other than electricity, the Company's policies require that the subsidiaries hedge the commodity price risk exposures from binding purchase contracts, as well as at least 50 percent of the forecasted commodity purchases over the next eighteen months. In certain locations where the price of electricity is hedged, up to a maximum of 90 percent of the forecasted electricity needs, depending on the length of the forecasted exposures, are hedged. Swap and futures contracts are used to manage the associated price risks of commodities.

Interest rate risk

        The Company has issued bonds at fixed rates and in currencies other than the issuing entity's functional currency. Interest rate swaps are used to manage the interest rate risk associated with such debt. In addition, from time to time, the Company uses instruments such as interest rate swaps, bond futures or forward rate agreements to manage interest rate risk arising from the Company's balance sheet structure but does not designate such instruments as hedges.

Equity risk

        The Company is exposed to fluctuations in the fair value of its warrant appreciation rights (WARs) issued under its management incentive plan. A WAR gives its holder the right to receive cash equal to the market price of an equivalent listed warrant on the date of exercise. To eliminate such risk, the Company has purchased cash-settled call options which entitle the Company to receive amounts equivalent to its obligations under the outstanding WARs.

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

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 5—Financial instruments (Continued)

Volume of derivative activity

Foreign exchange and interest rate derivatives:

        The gross notional amounts of outstanding foreign exchange and interest rate derivatives (whether designated as hedges or not) were as follows:

	Total notional amounts at December 31,
Type of derivative	2010	2009
($ in millions)
Foreign exchange contracts	16,971	14,446
Embedded foreign exchange derivatives	2,891	3,951
Interest rate contracts	2,357	2,860

Derivative commodity contracts:

        The following table shows the notional amounts of outstanding commodity derivatives (whether designated as hedges or not), on a net basis, to reflect the Company's requirements in the various commodities:

		Total notional amounts at December 31,
Type of derivative	Unit	2010	2009
Copper swaps	metric tonnes	20,977	22,002
Aluminum swaps	metric tonnes	3,050	2,193
Nickel swaps	metric tonnes	36	24
Lead swaps	metric tonnes	9,525	—
Electricity futures	megawatt hours	363,340	367,748
Crude oil swaps	barrels	121,979	154,632

Equity derivatives:

        At December 31, 2010 and 2009, the Company held 58 million and 64 million cash-settled call options on ABB Ltd shares with a total fair value of $45 million and $64 million, respectively.

Cash flow hedges

        As noted above, the Company mainly uses forward foreign exchange contracts to manage the foreign exchange risk of its operations, commodity swaps to manage its commodity risks and cash-settled call options to hedge its WAR liabilities. Where such instruments are designated and qualify as cash flow hedges, the effective portion of the changes in their fair value is recorded in "Accumulated other comprehensive loss" and subsequently reclassified into earnings in the same line item and in the same period as the underlying hedged transaction affects earnings. Any ineffectiveness in the hedge relationship, or hedge component excluded from the assessment of effectiveness, is recognized in earnings during the current period.

        At December 31, 2010 and 2009, "Accumulated other comprehensive loss" included net unrealized gains of $92 million and $20 million, respectively, net of tax, on derivatives designated as cash flow hedges. Of the amount at December 31, 2010, net gains of $65 million are expected to be reclassified to earnings in 2011. At December 31, 2010, the longest maturity of a derivative classified as a cash flow hedge was 62 months.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 5—Financial instruments (Continued)

        The amounts of gains or losses, net of tax, reclassified into earnings due to the discontinuance of cash flow hedge accounting and recognized in earnings due to ineffectiveness in cash flow hedge relationships were as follows:

($ in millions)	2010	2009	2008
Gains (losses), net of tax, due to:
Discontinuance of cash flow hedge accounting	2	3	6
Ineffectiveness in cash flow hedge relationships	2	4	(4)

Total	4	7	2

        The pre-tax effects of derivative instruments, designated and qualifying as cash flow hedges, on "Accumulated other comprehensive loss" and the Consolidated Income Statements were as follows:

2010
Type of derivative designated as a cash flow hedge	Gains (losses) recognized in OCI(1) on derivatives (effective portion)	Gains (losses) reclassified from OCI(1) into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	107	Total revenues	36	Total revenues	2
		Total cost of sales	(4)	Total cost of sales	—
Commodity contracts	9	Total cost of sales	8	Total cost of sales	1
Cash-settled call options	(4)	SG&A expenses(2)	(11)	SG&A expenses(2)	—

Total	112		29		3

2009
Type of derivative designated as a cash flow hedge	Gains (losses) recognized in OCI(1) on derivatives (effective portion)	Gains (losses) reclassified from OCI(1) into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	84	Total revenues	(91)	Total revenues	4
		Total cost of sales	4	Total cost of sales	—
Commodity contracts	31	Total cost of sales	(40)	Total cost of sales	2
Cash-settled call options	8	SG&A expenses(2)	(16)	SG&A expenses(2)	—

Total	123		(143)		6

(1)
OCI represents "Accumulated other comprehensive loss"

(2)
SG&A expenses represent "Selling, general and administrative expenses"

        Derivative gains of $19 million and $49 million, both net of tax, were reclassified from "Accumulated other comprehensive loss" to earnings during 2010 and 2008, respectively. During 2009, derivative losses of $105 million, net of tax, were reclassified to earnings.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 5—Financial instruments (Continued)

Fair value hedges

        To reduce its interest rate exposure arising primarily from its debt issuance activities, the Company uses interest rate swaps. Where such instruments are designated as fair value hedges, the changes in fair value of these instruments, as well as the changes in fair value of the risk component of the underlying debt being hedged, are recorded as offsetting gains and losses in "Interest and other finance expense". Hedge ineffectiveness of instruments designated as fair value hedges in 2010, 2009 and 2008, was not significant.

        The effect of derivative instruments, designated and qualifying as fair value hedges, on the Consolidated Income Statements was as follows:

2010
Type of derivative designated as a fair value hedge	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	(12)	Interest and other finance expense	12
Cross-currency swaps	Interest and other finance expense	—	Interest and other finance expense	—

Total		(12)		12

2009
Type of derivative designated as a fair value hedge	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	41	Interest and other finance expense	(41)
Cross-currency swaps	Interest and other finance expense	3	Interest and other finance expense	(3)

Total		44		(44)

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

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 5—Financial instruments (Continued)

        The gains (losses) recognized in the Consolidated Income Statements on derivatives not designated in hedging relationships are included in the table below:

($ in millions)
	Gains (losses) recognized in income
Type of derivative not designated as a hedge
	Location	2010	2009
Foreign exchange contracts:	Total revenues	436	389
	Total cost of sales	(263)	(264)
	Interest and other finance expense	563	70
Embedded foreign exchange contracts:	Total revenues	(279)	(234)
	Total cost of sales	17	51
Commodity contracts:	Total cost of sales	38	96
Cross-currency swaps:	Interest and other finance expense	—	2
Interest rate swaps:	Interest and other finance expense	—	2
Cash-settled call options:	Interest and other finance expense	(1)	1

Total		511	113

        The fair values of derivatives included in the Consolidated Balance Sheets were as follows:

	December 31, 2010
	Derivative assets		Derivative liabilities
($ in millions)	Current in "Other current assets"	Non-current in "Other non-current assets"	Current in "Provisions and other current liabilities"	Non-current in "Other non-current liabilities"
Derivatives designated as hedging instruments:
Foreign exchange contracts	106	39	23	12
Commodity contracts	8	—	—	—
Interest rate contracts	14	50	—	—
Cash-settled call options	18	25	—	—

Total	146	114	23	12

Derivatives not designated as hedging instruments:
Foreign exchange contracts	435	62	140	14
Commodity contracts	42	2	7	—
Interest rate contracts	—	—	—	1
Cash-settled call options	—	2	—	—
Embedded foreign exchange derivatives	23	4	134	50

Total	500	70	281	65

Total fair value	646	184	304	77

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

        Although the Company is party to close-out netting agreements with most derivative counterparties, the fair values in the tables above and in the Consolidated Balance Sheets at December 31, 2010 and 2009, have been presented on a gross basis.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 6—Fair values

Recurring fair value measures

        The following tables show the fair value of financial assets and liabilities measured at fair value on a recurring basis:

	December 31, 2010
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets
Available-for-sale securities in "Cash and equivalents"
Debt securities—European government obligations	—	—	—	—
Debt securities—Corporate	—	381	—	381
Available-for-sale securities in "Marketable securities and short-term investments"
Equity securities	3	1,842	—	1,845
Debt securities—U.S. government obligations	151	—	—	151
Debt securities—Other government obligations	3	—	—	3
Debt securities—Corporate	—	335	—	335
Derivative assets—current in "Other current assets"	12	634	—	646
Derivative assets—non-current in "Other non-current assets"	—	184	—	184

Total	169	3,376	—	3,545

Liabilities
Derivative liabilities—current in "Provisions and other current liabilities"	7	297	—	304
Derivative liabilities—non-current in "Other non-current liabilities"	—	77	—	77

Total	7	374	—	381

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 6—Fair values (Continued)

	December 31, 2009
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets
Available-for-sale securities in "Cash and equivalents"
Debt securities—European government obligations	717	—	—	717
Debt securities—Corporate	—	324	—	324
Available-for-sale securities in "Marketable securities and short-term investments"
Equity securities	49	55	—	104
Debt securities—U.S. government obligations	113	—	—	113
Debt securities—Other government obligations	3	—	—	3
Debt securities—Corporate	—	284	—	284
Derivative assets—current in "Other current assets"	6	401	—	407
Derivative assets—non-current in "Other non-current assets"	—	199	—	199

Total	888	1,263	—	2,151

Liabilities
Derivative liabilities—current in "Provisions and other current liabilities"	7	242	—	249
Derivative liabilities—non-current in "Other non-current liabilities"	—	67	—	67

Total	7	309	—	316

        The Company uses the following methods and assumptions in estimating fair values of financial assets and liabilities measured at fair value on a recurring basis:

  •
  Available-for-sale securities in "Cash and equivalents" and in "Marketable securities and short-term investments": If quoted market prices in active markets for identical assets are available, these are considered Level 1 inputs. If such quoted market prices are not available, fair value is determined using market prices for similar assets or present value techniques, applying an appropriate risk-free interest rate adjusted for nonperformance risk. The inputs used in present value techniques are observable and fall into the Level 2 category. Where the Company has invested in shares of funds, which do not have readily determinable fair values, Net Asset Value (NAV) is used as a practical expedient of fair value (without any adjustment) as these funds invest in high-quality, short-term fixed income securities which are accounted for at fair value. As the Company has the ability to redeem its shares in such funds at NAV without any restrictions, notice period or further funding commitments, NAV is considered Level 2.

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

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 6—Fair values (Continued)

Non-recurring fair value measures

        There were no significant non-recurring fair value measurements during 2010.

        During 2009, certain long-lived non-financial assets (primarily assets included in "Property, plant and equipment, net") were measured at fair value due to impairments resulting from restructuring and changes in the use of the assets. Impairment charges of $46 million were recognized in "Other income (expense), net" in 2009 and mainly related to the Power Products segment ($20 million) and the Corporate and Other segment ($13 million). The fair value amounts (measured at the time of the adjustment) of such long-lived assets still held at December 31, 2009, identified as Level 2 and Level 3, amounted to $7 million and $17 million, respectively.

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

  •
  Marketable securities and short-term investments:  Includes time deposits and held-to-maturity securities, whose carrying amounts approximate their fair values (see Note 4).

  •
  Financing receivables (non-current portion): Financing receivables (including loans granted) are carried at amortized cost, less an allowance for credit losses, if required. Fair values are determined using a discounted cash flow methodology based upon loan rates of similar instruments and reflecting appropriate adjustments for non-performance risk. The carrying values and estimated fair values of long-term loans granted and outstanding at December 31, 2010, were $56 million and $58 million, respectively, and at December 31, 2009, were $96 million and $95 million, respectively.

  •
  Long-term debt (non-current portion):  Fair values of public bond issues are based on quoted market prices. The fair values of other debt are based on the present value of future cash flows, discounted at estimated borrowing rates for similar debt instruments, or in the case of private placement bond or note issuances, using the relevant borrowing rates derived from interest rate swap curves. The carrying values and estimated fair values of long-term debt at December 31, 2010, were $1,139 million and $1,201 million, respectively, and at December 31, 2009, were $2,172 million and $2,273 million, respectively.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 7—Receivables, net

        "Receivables, net" consisted of the following:

	December 31,
($ in millions)	2010	2009
Trade receivables	7,155	6,961
Other receivables	776	691
Allowance	(215)	(312)

	7,716	7,340
Unbilled receivables, net:
Costs and estimated profits in excess of billings	3,151	2,957
Advance payments consumed	(897)	(846)

	2,254	2,111

Total	9,970	9,451

        "Trade receivables" in the table above includes contractual retention amounts billed to customers of $411 million and $325 million at December 31, 2010 and 2009, respectively. Management expects that the substantial majority of related contracts will be completed and the substantial majority of the billed amounts retained by the customer will be collected. Of the retention amounts outstanding at December 31, 2010, 67 percent and 24 percent are expected to be collected in 2011 and 2012, respectively. "Other receivables" in the table above consists of value added tax, claims, rental deposits and other non-trade receivables.

        "Costs and estimated profits in excess of billings" in the table above represent revenues earned and recognized for contracts under the percentage-of-completion or completed-contract method of accounting. Management expects that the majority of the amounts will be collected within one year of the respective balance sheet date.

        The reconciliation of changes in the allowance for doubtful accounts is as follows:

($ in millions)	2010	2009	2008
Balance at January 1,	312	232	224
Additions	119	195	126
Deductions	(216)	(119)	(106)
Exchange rate differences	—	4	(12)

Balance at December 31,	215	312	232

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 7—Receivables, net (Continued)

        At December 31, 2010, the gross amounts of, and doubtful debt allowance for, trade receivables with a contractual maturity of more than one year and other receivables (excluding tax and other receivables which are not considered to be of a financing nature), were as follows:

	December 31, 2010
($ in millions)	Trade receivables with original contractual maturity > 1 year	Other receivables	Total
Recorded gross amount:
—Individually evaluated for impairment	154	67	221
—Collectively evaluated for impairment	391	43	434

Total	545	110	655

Doubtful debt allowance:
—From individual impairment evaluation	(27)	—	(27)
—From collective impairment evaluation	(10)	—	(10)

Total	(37)	—	(37)

Recorded net amount	508	110	618

        The Company has a group-wide policy on the management of credit risk. The policy includes a credit assessment methodology to assess the creditworthiness of customers and assign to those customers a risk category on a scale from "A" (lowest likelihood of loss) to "E" (highest likelihood of loss), as shown in the following table:

Equivalent Standard & Poor's rating
Risk category:
A	AAA to AA-
B	A+ to BBB-
C	BB+ to BB-
D	B+ to CCC-
E	CC+ to D

        Third-party agencies' ratings are considered, if available. For customers where agency ratings are not available, the customer's most recent financial statements, payment history and other relevant information is considered in the assignment to a risk category. Customers are assessed at least annually and more frequently when information on significant changes in the customers' financial position becomes known. In addition to the assignment to a risk category, a credit limit per customer is set.

        The following table shows the credit risk profile, on a gross basis, of trade receivables with an original contractual maturity of more than one year and other receivables (excluding tax and other

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 7—Receivables, net (Continued)

receivables which are not considered to be of a financing nature) based on the internal credit risk categories which are used as a credit quality indicator:

	December 31, 2010
($ in millions)	Trade receivables with original contractual maturity > 1 year	Other receivables	Total
Risk category:
A	219	91	310
B	199	5	204
C	87	12	99
D	37	2	39
E	3	—	3

Total gross amount	545	110	655

        The following table shows an aging analysis, on a gross basis, of trade receivables with an original contractual maturity of more than one year and other receivables (excluding tax and other receivables which are not considered to be of a financing nature):

	December 31, 2010
	Past Due
($ in millions)	0 - 30 days	30 - 60 days	60 - 90 days	> 90 days and not accruing interest	> 90 days and accruing interest	Not due at December 31, 2010	Total
Trade receivables with original contractual maturity greater than 1 year	49	7	6	40	9	434	545
Other receivables	—	—	—	10	—	100	110

Total gross amount	49	7	6	50	9	534	655

Note 8—Inventories, net

        "Inventories, net", consisted of the following:

	December 31,
($ in millions)	2010	2009
Raw materials	1,988	1,771
Work in process	1,744	1,795
Finished goods	1,226	1,174
Advances to suppliers	219	227

	5,177	4,967
Advance payments consumed	(299)	(417)

Total	4,878	4,550

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 8—Inventories, net (Continued)

        "Work in process" in the table above contains inventoried costs relating to long-term contracts of $290 million and $361 million at December 31, 2010 and 2009, respectively. "Advance payments consumed" in the table above relate to contractual advances received from customers on work in process.

Note 9—Financing receivables, net

        "Financing receivables, net" consisted of the following:

	December 31,
($ in millions)	2010	2009
Loans granted (Note 6)	56	96
Pledged financial assets	293	296
Other	71	60

Total	420	452

        "Loans granted" in the table above primarily represent financing arrangements provided to customers (relating to products manufactured by the Company) and are reported in the balance sheet at outstanding principal amount less any write-offs or allowance for uncollectible loans. The Company determines the loan losses based on historical experience and ongoing credit evaluation of the borrower's financial position.

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

        At December 31, 2010, the gross amounts of, and related doubtful debt allowance for, loans granted and pledged financial assets, were as follows:

	December 31, 2010
($ in millions)	Loans granted	Pledged financial assets	Other	Total
Recorded gross amount:
—Individually evaluated for impairment	55	293	71	419
—Collectively evaluated for impairment	9	—	—	9

Total	64	293	71	428

Doubtful debt allowance:
—From individual impairment evaluation	(8)	—	—	(8)
—From collective impairment evaluation	—	—	—	—

Total	(8)	—	—	(8)

Recorded net amount	56	293	71	420

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 9—Financing receivables, net (Continued)

        The following table shows the credit risk profile of financing receivables based on the internal credit categories which are used as a credit quality indicator (see Note 7 for a description of the credit risk categories):

	December 31, 2010
($ in millions)	Loans granted	Pledged financial assets	Other	Total
Risk category:
A	47	293	71	411
B	2	—	—	2
C	15	—	—	15
D	—	—	—	—
E	—	—	—	—

Total gross amount	64	293	71	428

        "Loans granted" and "Other" in the table above include $10 million and $12 million, respectively, which are over 90 days past due and accruing interest. The remaining $406 million was not due at December 31, 2010.

Note 10—Property, plant and equipment, net

        Property, plant and equipment, net, consisted of the following:

	December 31,
($ in millions)	2010	2009
Land and buildings	3,440	3,113
Machinery and equipment	6,371	6,047
Construction in progress	447	564

	10,258	9,724
Accumulated depreciation	(5,902)	(5,652)

Total	4,356	4,072

        Assets under capital leases included in property, plant and equipment, net were as follows:

	December 31,
($ in millions)	2010	2009
Land and buildings	105	101
Machinery and equipment	76	72

	181	173
Accumulated depreciation	(92)	(80)

Total	89	93

        In 2010, 2009 and 2008, depreciation expense, including depreciation of assets under capital leases, was $545 million, $501 million and $506 million, respectively.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 11—Goodwill and other intangible assets

        Effective January 1, 2010, the Company reorganized its automation segments to align their activities more closely with those of its customers. The former Automation Products segment was reorganized into two new segments, Discrete Automation and Motion and Low Voltage Products. The former Robotics segment was incorporated into the new Discrete Automation and Motion segment, while the Process Automation segment remained unchanged except for the addition of the instrumentation business from the Automation Products segment. The Power Products and Power Systems segments remained unchanged. The table below has been reclassified to reflect this reorganization.

        Changes in "Goodwill" were as follows:

($ in millions)	Power Products	Power Systems	Discrete Automation and Motion	Low Voltage Products	Process Automation	Corporate and Other	Total
Cost at January 1, 2009	554	420	549	298	972	42	2,835
Accumulated impairment charges	—	—	—	—	—	(18)	(18)

Balance at January 1, 2009	554	420	549	298	972	24	2,817
Goodwill acquired during the year	58	7	—	66	16	—	147
Exchange rate differences	7	2	16	15	20	(1)	59
Other	—	—	(1)	—	3	1	3

Balance at December 31, 2009	619	429	564	379	1,011	24	3,026
Goodwill acquired during the year	6	973	—	37	75	—	1,091
Exchange rate differences	(3)	8	(17)	(17)	5	—	(24)
Other	(8)	1	—	—	(1)	—	(8)

Balance at December 31, 2010	614	1,411	547	399	1,090	24	4,085

        In 2010, the goodwill acquired primarily related to Ventyx (recorded in the Power Systems segment), K-TEK Corp. (recorded in the Process Automation segment), and a number of smaller acquisitions and purchase accounting adjustments.

        In 2009, the goodwill acquired primarily related to Ensto Busch-Jaeger Oy in Finland (recorded in the Low Voltage Products segment), the Comem Group in several countries (recorded in the Power Products segment), and a number of smaller acquisitions and purchase accounting adjustments.

        Intangible assets other than goodwill consisted of the following:

	December 31, 2010			December 31, 2009
($ in millions)	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Capitalized software for internal use	613	(441)	172	641	(441)	200
Capitalized software for sale	419	(285)	134	378	(334)	44
Intangibles other than software:
—Customer-related	315	(73)	242	155	(45)	110
—Technology-related	140	(52)	88	71	(38)	33
—Marketing-related	68	(15)	53	37	(6)	31
—Other	52	(40)	12	67	(42)	25

Total	1,607	(906)	701	1,349	(906)	443

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 11—Goodwill and other intangible assets (Continued)

        Additions to intangible assets other than goodwill consisted of the following:

($ in millions)	2010	2009
Capitalized software for internal use	41	59
Capitalized software for sale	128	—
Intangibles other than software	249	84

Total	418	143

        Included in the additions of $418 million and $143 million were the following intangible assets other than goodwill related to business combinations:

	2010		2009
($ in millions)	Amount acquired	Weighted-average useful life	Amount acquired	Weighted-average useful life
Capitalized software for sale	128	5 years	—	—
Intangibles other than software	228	9 years	66	9 years

Total	356		66

        Amortization expense of intangible assets other than goodwill consisted of the following:

($ in millions)	2010	2009	2008
Capitalized software for internal use	75	76	54
Capitalized software for sale	32	25	40
Intangibles other than software	50	53	61

Total	157	154	155

        In 2010, 2009 and 2008, impairment charges on intangible assets other than goodwill were not significant. These charges are included in "Other income (expense), net", in the Consolidated Income Statements.

        At December 31, 2010, future amortization expense of intangible assets other than goodwill is estimated to be:

($ in millions)
2011	185
2012	147
2013	117
2014	82
2015	45
Thereafter	125

Total	701

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 12—Debt

        The Company's total debt at December 31, 2010 and 2009 amounted to $2,182 million and $2,333 million, respectively.

Short-term debt and current maturities of long-term debt

        The Company's "Short-term debt and current maturities of long-term debt" consisted of the following:

	December 31,
($ in millions)	2010	2009
Short-term debt (weighted-average interest rate of 6.2% and 4.4%)	124	128
Current maturities of long-term debt (weighted-average nominal interest rate of 6.4% and 4.7%)	919	33

Total	1,043	161

        Short-term debt primarily represented short-term loans from various banks, including at December 31, 2009, approximately $50 million related to the financing of specific projects.

        At December 31, 2010 and 2009, the Company had in place three commercial paper programs: a $1 billion commercial paper program for the private placement of U.S. dollar-denominated commercial paper in the United States; a $1 billion Euro-commercial paper program for the issuance of commercial paper in a variety of currencies and a 5 billion Swedish krona commercial paper program for the issuance of Swedish krona- and euro-denominated commercial paper. No amounts were outstanding under any of these programs at December 31, 2010 and 2009.

        In addition, during 2010, the Company amended its $2 billion multicurrency revolving credit facility, extending its maturity to 2015 and reducing the costs and fees related to it. The facility is for general corporate purposes, including as a back-stop for the above-mentioned commercial paper programs. Interest costs on drawings under the amended facility are LIBOR, STIBOR or EURIBOR (depending on the currency of the drawings) plus a margin of between 0.425 percent and 0.625 percent (depending on the Company's credit rating), while commitment fees (payable on the unused portion of the facility) amount to 35 percent of the margin, which, given the Company's credit ratings at December 31, 2010, represents commitment fees of 0.175 percent per annum. Utilization fees, payable on drawings, amount to 0.15 percent per annum on drawings over one-third but less than or equal to two-thirds of the total facility, or 0.3 percent per annum on drawings over two-thirds of the total facility. No utilization fees are payable on drawings less than one-third of the total facility. No amount was drawn at December 31, 2010 and 2009. The facility contains cross-default clauses whereby an event of default would occur if the Company were to default on indebtedness as defined in the facility, at or above a specified threshold.

Long-term debt

        The Company utilizes derivative instruments to modify the characteristics of its long-term debt. In particular, the Company uses interest rate swaps to effectively convert certain fixed-rate long-term debt into floating rate obligations. The carrying value of debt, designated as being hedged by fair value hedges, is adjusted for changes in the fair value of the risk component of the debt being hedged.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 12—Debt (Continued)

        The following table summarizes the Company's long-term debt considering the effect of interest rate swaps. Consequently, a fixed-rate debt subject to a fixed-to-floating interest rate swap is included as a floating rate debt in the table below:

	December 31,
	2010			2009
($ in millions, except % data)	Balance	Nominal rate	Effective rate	Balance	Nominal rate	Effective rate
Floating rate	1,919	5.7%	3.2%	2,072	5.7%	3.0%
Fixed rate	139	5.6%	5.6%	133	5.0%	5.0%

	2,058			2,205
Current portion of long-term debt	(919)	6.4%	4.3%	(33)	4.7%	4.7%

Total	1,139			2,172

        At December 31, 2010, maturities of long-term debt were as follows:

($ in millions)
Due in 2011	919
Due in 2012	70
Due in 2013	953
Due in 2014	23
Due in 2015	4
Thereafter	89

Total	2,058

        Details of the Company's outstanding bonds were as follows:

	December 31,
	2010			2009
		Nominal outstanding	Carrying value(1)		Nominal outstanding	Carrying value(1)
	(in millions)			(in millions)
Public bonds:
6.5% EUR Instruments, due 2011	EUR	650	$882	EUR	650	$959
4.625% EUR Instruments, due 2013	EUR	700	$946	EUR	700	$1,002

Total outstanding bonds			$1,828			$1,961

(1)
USD carrying value is net of bond discounts and includes adjustments for fair value hedge accounting, where appropriate.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 12—Debt (Continued)

        The 6.5% EUR Instruments, due 2011, pay interest semi-annually in arrears at a fixed annual rate of 6.5 percent. In the event of a change of control of the Company, the terms of these bonds require the Company to offer to repurchase the bonds at 101 percent of the principal amount thereof, plus any accrued interest. The Company entered into interest rate swaps to hedge its interest obligations on these bonds. After considering the impact of such swaps, these bonds effectively became a floating rate euro obligation and consequently have been shown as floating rate debt in the table of long-term debt above.

        The 4.625% EUR Instruments, due 2013, pay interest annually in arrears at a fixed annual rate of 4.625 percent. The Company has the option to redeem the bonds early at any time from June 6, 2010, in accordance with the terms of the bonds. In the event of a change of control, a bondholder can require the Company to repurchase or redeem the bonds, in accordance with the terms of the bonds. The Company entered into interest rate swaps to hedge its interest obligations on these bonds. After considering the impact of such swaps, these bonds effectively became a floating rate euro obligation and consequently have been shown as floating rate debt in the table of long-term debt above.

        The Company's public bonds contain cross-default clauses which would allow the bondholders to demand repayment if the Company were to default on any borrowing at or above a specified threshold. Furthermore, all such bonds constitute unsecured obligations of the Company and rank pari passu with other debt obligations.

        In addition to the bonds described above, included in long-term debt at December 31, 2010 and 2009, are lease obligations, bank borrowings of subsidiaries and other long-term debt, none of which is individually significant.

Note 13—Provisions and other current liabilities and other non-current liabilities

        "Provisions and other current liabilities" consisted of the following:

	December 31,
($ in millions)	2010	2009
Contract-related provisions	655	522
Taxes payable	430	437
Restructuring and other related provisions	344	464
Current derivative liabilities (see Note 5)	304	249
Provisions for contractual penalties and compliance and litigation matters	251	354
Provision for insurance related reserves	187	171
Environmental provisions (see Note 15)	161	29
Income tax related liabilities	72	12
Pension and other employee benefits (see Note 17)	68	68
Other	254	297

Total	2,726	2,603

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 13—Provisions and other current liabilities and other non-current liabilities (Continued)

        "Other non-current liabilities" consisted of the following:

	December 31,
($ in millions)	2010	2009
Income tax related liabilities	798	854
Non-current deposit liabilities (see Note 9)	293	296
Environmental provisions (see Note 15)	85	268
Non-current derivative liabilities (see Note 5)	77	67
Deferred income	59	78
Other	406	434

Total	1,718	1,997

Note 14—Leases

        The Company's lease obligations primarily relate to real estate and office equipment. Rent expense was $510 million, $509 million and $458 million in 2010, 2009 and 2008, respectively. Sublease income received by the Company on leased assets was $44 million, $52 million and $42 million in 2010, 2009 and 2008, respectively.

        At December 31, 2010, future net minimum lease payments for operating leases, having initial or remaining non-cancelable lease terms in excess of one year, consisted of the following:

($ in millions)
2011	463
2012	395
2013	357
2014	302
2015	269
Thereafter	415

2,201
Sublease income	(119)

Total	2,082

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 14—Leases (Continued)

        At December 31, 2010, the future net minimum lease payments for capital leases and the present value of the net minimum lease payments consisted of the following:

($ in millions)
2011	33
2012	28
2013	24
2014	19
2015	17
Thereafter	136

Total minimum lease payments	257
Less amount representing estimated executory costs included in total minimum lease payments	(6)

Net minimum lease payments	251
Less amount representing interest	(127)

Present value of minimum lease payments	124

        Minimum lease payments have not been reduced by minimum sublease rentals due in the future under non-cancelable subleases. Such minimum sublease rentals were not significant. The present value of minimum lease payments is presented in short-term debt and current maturities of long-term debt or long-term debt in the Consolidated Balance Sheets.

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

Contingencies related to former Nuclear Technology business

        The Company retained liabilities for certain specific environmental remediation costs at two sites in the United States that were operated by its former subsidiary, ABB CE-Nuclear Power Inc., which the Company sold to British Nuclear Fuels PLC (BNFL) in 2000. Pursuant to the sale agreement with BNFL, the Company has retained the environmental liabilities associated with its Combustion Engineering Inc. subsidiary's Windsor, Connecticut, facility and agreed to reimburse BNFL for a share of the costs that BNFL incurs for environmental liabilities associated with its former Hematite,

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 15—Commitments and contingencies (Continued)

Missouri, facility. The primary environmental liabilities associated with these sites relate to the costs of remediating radiological and chemical contamination. Such costs are not incurred until a facility is taken out of use and generally are then incurred over a number of years. Although it is difficult to predict with accuracy the amount of time it may take to remediate this contamination, based on available information, the Company believes that it may take at least until 2012 at the Windsor site and at least until 2015 at the Hematite site.

        Under the terms of the sale agreement, BNFL is responsible to have the remediation of the Hematite site performed in a cost efficient manner and pursue recovery of remediation costs from other potentially responsible parties as conditions for obtaining cost sharing contributions from the Company. Westinghouse Electric Company LLC (Westinghouse), BNFL's former subsidiary, now oversees remediation activities at the Hematite site. Westinghouse was acquired during 2006 by a consortium led by Toshiba Corporation, Japan. Since then, Westinghouse's efforts focused on modifying, finalizing and obtaining regulatory approval of its draft decommissioning plan for the Hematite site. In February 2011, the Company and Westinghouse agreed to settle and release the Company from its continuing environmental obligations under the sale agreement. Consequently, at December 31, 2010, these obligations have been reclassified to current liabilities and reduced to reflect the amount of the agreed settlement; the amount was paid by the Company in February 2011.

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

Contingencies related to other present and former facilities primarily in North America

        The Company is involved in the remediation of environmental contamination at present or former facilities, primarily in the United States. The clean up of these sites involves primarily soil and groundwater contamination. A significant portion of the provisions in respect of these contingencies reflects the provisions of an acquired company. Substantially all of the acquired entity's remediation liability is indemnified by a prior owner. Accordingly, an asset equal to this remediation liability is included in "Other non-current assets".

        The impact of the above Nuclear Technology and other environmental obligations on "Income from continuing operations before taxes" was not significant in 2010, 2009 and 2008. The impact on "Income (loss) from discontinued operations, net of tax" was an income of $29 million in 2010 and was not significant in 2009 and 2008.

        The effect of the above Nuclear Technology and other environmental obligations on the Company's Consolidated Statements of Cash Flows was as follows:

($ in millions)	2010	2009	2008
Cash expenditures:
Nuclear Technology business	20	11	4
Various businesses	6	18	8

	26	29	12

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 15—Commitments and contingencies (Continued)

        The Company has estimated cash expenditures of $158 million for 2011, including the settlement with Westinghouse. These expenditures are covered by provisions included in "Provisions and other current liabilities".

        The total effect of the above Nuclear Technology and other environmental obligations on the Company's Consolidated Balance Sheets was as follows:

	December 31,
($ in millions)	2010	2009
Provision balance relating to:
Nuclear Technology business	181	230
Various businesses	65	67

	246	297

Environmental provisions included in:
Provisions and other current liabilities	161	29
Other non-current liabilities	85	268

	246	297

        Provisions for the above estimated losses have not been discounted as the timing of payments cannot be reasonably estimated.

Asbestos obligations

        The Company's Combustion Engineering Inc. subsidiary (CE) was a co-defendant in a large number of lawsuits claiming damage for personal injury resulting from exposure to asbestos. A smaller number of claims were also brought against the Company's former Lummus subsidiary as well as against other entities of the Company. Separate plans of reorganization for CE and Lummus, as amended, were filed under Chapter 11 of the U.S. Bankruptcy Code. The CE plan of reorganization and the Lummus plan of reorganization (collectively, the Plans) became effective on April 21, 2006 and August 31, 2006, respectively.

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

        The effect of asbestos obligations on the Company's Consolidated Income Statements was not significant in 2010 and 2009. In 2008, a charge of $31 million was recognized in "Income (loss) from discontinued operations, net of tax".

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 15—Commitments and contingencies (Continued)

        The effect of asbestos obligations on the Company's Consolidated Statements of Cash Flows was as follows:

($ in millions)	2010	2009	2008
Cash expenditures	51	1	100

        The effect of asbestos obligations on the Company's Consolidated Balance Sheets was as follows:

	December 31,
($ in millions)	2010	2009
Asbestos provisions included in:
Provisions and other current liabilities	2	28
Other non-current liabilities	—	25

	2	53

        In December 2010, the Company made a payment of $25 million (included in the $51 million cash expenditures above) to the CE Asbestos PI Trust and thereby discharged its remaining payment obligations to the CE Asbestos PI Trust.

Contingencies—Regulatory, Compliance and Legal

Gas Insulated Switchgear business

        In May 2004, the Company announced that it had undertaken an internal investigation which uncovered that certain of its employees together with employees of other companies active in the Gas Insulated Switchgear business were involved in anti-competitive practices. The Company has reported such practices upon identification to the appropriate antitrust authorities, including the European Commission. The European Commission announced its decision in January 2007 and granted the Company full immunity from fines assessed to the Company of euro 215 million under the European Commission's leniency program.

        The Company continues to cooperate with other antitrust authorities in several locations globally, including Brazil, which are investigating anti-competitive practices related to Gas Insulated Switchgear. At this stage of the proceedings, no reliable estimate of the amount of potential fines, if any, can be made.

Power Transformers business

        In October 2009, the European Commission announced its decision regarding its investigation into alleged anti-competitive practices of certain manufacturers of power transformers. The European Commission fined the Company euro 33.75 million (equivalent to $49 million on date of payment).

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

FACTS business

        In January 2010, the European Commission conducted raids at the premises of the Company's flexible alternating current transmission systems (FACTS) business in Sweden as part of its investigation into alleged anti-competitive practices of certain FACTS manufacturers. In the United States, the Department of Justice (DoJ) also conducted an investigation into this business. The Company has been informed that the European Commission and the DoJ have closed their investigations. No fines have been imposed on the Company.

        The Company's FACTS business remains under investigation in one other jurisdiction for anti-competitive practices. Management is cooperating fully with the antitrust authority in its investigation. An informed judgment about the outcome of that investigation or the amount of potential loss for the Company, if any, relating to that investigation cannot be made at this stage.

Suspect payments

        In April 2005, the Company voluntarily disclosed to the DoJ and the United States Securities and Exchange Commission (SEC) certain suspect payments in its network management unit in the United States. Subsequently, the Company made additional voluntary disclosures to the DoJ and the SEC regarding suspect payments made by other Company subsidiaries in a number of countries in the Middle East, Asia, South America and Europe (including to an employee of an Italian power generation company) as well as by its former Lummus business. These payments were discovered by the Company as a result of the Company's internal audit program and compliance reviews.

        In September 2010, the Company reached settlements with the DoJ and the SEC regarding their investigations into these matters and into suspect payments involving certain of the Company's subsidiaries in the United Nations Oil-for-Food Program. In connection with these settlements, the Company agreed to make payments to the DoJ and SEC totaling $58 million, which were settled in the fourth quarter of 2010. One subsidiary of the Company pled guilty to one count of conspiracy to violate the anti-bribery provisions of the U.S. Foreign Corrupt Practices Act and one count of violating those provisions. The Company entered into a deferred prosecution agreement and settled civil charges brought by the SEC. These settlements resolved the foregoing investigations. In lieu of an external compliance monitor, the DoJ and SEC have agreed to allow the Company to report on its continuing compliance efforts and the results of the review of its internal processes through September 2013.

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

Liabilities recognized

        At December 31, 2010 and 2009, the Company recognized aggregate liabilities of $220 million and $300 million, respectively, included in "Provisions and other current liabilities" and in "Other non-current liabilities", for the above regulatory, compliance and legal contingencies. As it is not possible to make an informed judgment on the outcome of certain matters and as it is not possible, based on information currently available to management, to estimate the maximum potential liability on other matters, there could be material adverse outcomes beyond the amounts accrued.

Guarantees

General

        The following table provides quantitative data regarding the Company's third-party guarantees. The maximum potential payments represent a "worst-case scenario", and do not reflect management's expected results. The carrying amount of liabilities recorded in the Consolidated Balance Sheets reflects the Company's best estimate of future payments, which it may incur as part of fulfilling its guarantee obligations.

	December 31,
($ in millions)	2010	2009
	Maximum potential payments
Performance guarantees	125	214
Financial guarantees	84	91
Indemnification guarantees	203	282

Total	412	587

        In respect of the above guarantees, the carrying amounts of liabilities at December 31, 2010 and 2009, were insignificant.

Performance guarantees

        Performance guarantees represent obligations where the Company guarantees the performance of a third party's product or service according to the terms of a contract. Such guarantees may include guarantees that a project will be completed within a specified time. If the third party does not fulfill the obligation, the Company will compensate the guaranteed party in cash or in kind. Performance guarantees include surety bonds, advance payment guarantees and standby letters of credit. The significant performance guarantees are described below.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 15—Commitments and contingencies (Continued)

        The Company retained obligations for guarantees related to the Power Generation business contributed in mid-1999 to the former ABB Alstom Power NV joint venture (Alstom Power NV). The guarantees primarily consist of performance guarantees and other miscellaneous guarantees under certain contracts such as indemnification for personal injuries and property damages, taxes and compliance with labor laws, environmental laws and patents. The guarantees are related to projects which are expected to be completed by 2013 but in some cases have no definite expiration date. In May 2000, the Company sold its interest in Alstom Power NV to Alstom SA (Alstom). As a result, Alstom and its subsidiaries have primary responsibility for performing the obligations that are the subject of the guarantees. Further, Alstom, the parent company and Alstom Power NV, have undertaken jointly and severally to fully indemnify and hold harmless the Company against any claims arising under such guarantees. Management's best estimate of the total maximum potential exposure of quantifiable guarantees issued by the Company on behalf of its former Power Generation business was approximately $87 million and $99 million at December 31, 2010 and 2009, respectively. The Company has not experienced any losses related to guarantees issued on behalf of the former Power Generation business.

        The Company retained obligations for guarantees related to the Upstream Oil and Gas business sold in 2004. The guarantees primarily consist of performance guarantees and have original maturity dates ranging from one to seven years. The maximum amount payable under the guarantees was approximately $13 million and $98 million at December 31, 2010 and 2009, respectively. The Company has the ability to recover potential payments under these guarantees through certain backstop guarantees. The maximum potential recovery under these backstop guarantees at both December 31, 2010 and 2009, was approximately $6 million.

        The Company retained obligations for guarantees related to the Building Systems business in Germany sold in 2007. The guarantees primarily consist of performance guarantees and have original maturity dates ranging from one to thirteen years. The maximum amount payable under the guarantees was approximately $10 million and $15 million at December 31, 2010 and 2009, respectively.

        The Company is engaged in executing a number of projects as a member of a consortium that includes third parties. In certain of these cases, the Company guarantees not only its own performance but also the work of third parties. The original maturity dates of these guarantees range from one to three years. At December 31, 2010, the maximum payable amount under these guarantees as a result of third party non-performance was $15 million.

Financial guarantees

        Financial guarantees represent irrevocable assurances that the Company will make payment to a beneficiary in the event that a third party fails to fulfill its financial obligations and the beneficiary under the guarantee incurs a loss due to that failure.

        At December 31, 2010 and 2009, the Company had $84 million and $91 million, respectively, of financial guarantees outstanding. Of each of those amounts, $16 million and $22 million, respectively, was issued on behalf of companies in which the Company currently has or formerly had an equity interest. The guarantees outstanding have various maturity dates. The majority of the durations run to 2013, with the longest expiring in 2021.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 15—Commitments and contingencies (Continued)

Indemnification guarantees

        The Company has indemnified certain purchasers of divested businesses for potential claims arising from the operations of the divested businesses. To the extent the maximum loss related to such indemnifications could not be calculated, no amounts have been included under maximum potential payments in the table above. Indemnifications for which maximum losses could not be calculated include indemnifications for legal claims. The significant indemnification guarantees are described below.

        The Company delivered to the purchasers of Lummus guarantees related to assets and liabilities divested in 2007. The maximum liability relating to this business, pursuant to the sales agreement, at each of December 31, 2010 and 2009, was $50 million.

        The Company delivered to the purchasers of its interest in Jorf Lasfar guarantees related to assets and liabilities divested in 2007. The maximum liability at December 31, 2010 and 2009, of $147 million and $145 million, respectively, relating to this business, is subject to foreign exchange fluctuations.

        The Company delivered to the purchaser of the Reinsurance business guarantees related to assets and liabilities divested in 2004. The maximum liability at December 31, 2009, related to this business, was $87 million. During 2010, a settlement agreement was reached and consequently, at December 31, 2010, the Company had no further liability with respect to these guarantees.

Product and order-related contingencies

        The Company calculates its provision for product warranties based on historical claims experience and specific review of certain contracts.

        The reconciliation of the "Provision for warranties", including guarantees of product performance, was as follows:

($ in millions)	2010	2009
Balance at January 1,	1,280	1,105
Claims paid in cash or in kind	(183)	(234)
Net increase in provision for changes in estimates, warranties issued and warranties expired	280	365
Exchange rate differences	16	44

Balance at December 31,	1,393	1,280

IBM Outsourcing Agreement

        In December 2009, the Company and International Business Machines Corporation (IBM) extended an existing global framework agreement, outsourcing the Company's information systems infrastructure services to IBM, for the period up to 2016. The agreement covers the Company's information systems infrastructure across 17 countries in Europe, North America and Asia Pacific. IBM provides server and network management, as well as end-user and help-desk services for the majority of the Company's information systems infrastructure operations.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 15—Commitments and contingencies (Continued)

        Pursuant to the global framework agreement, IBM receives monthly payments from the Company's subsidiaries in the respective countries related to information systems infrastructure services. Costs for these services in 2010, 2009 and 2008 were $262 million, $269 million and $296 million, respectively.

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

Note 16—Taxes

        Provision for taxes consisted of the following:

($ in millions)	2010	2009	2008
Current taxes on income	867	1,057	1,282
Deferred taxes	151	(56)	(163)

Tax expense from continuing operations	1,018	1,001	1,119

Tax benefit from discontinued operations	(3)	(7)	(36)

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

($ in millions, except % data)	2010	2009	2008
Reconciliation of taxes:
Income from continuing operations before taxes	3,740	4,120	4,518
Weighted-average tax rate	25.3%	23.9%	28.1%
Taxes at weighted-average tax rate	945	983	1,270
Items taxed at rates other than the weighted-average tax rate	(21)	(13)	3
Changes in valuation allowance, net	60	(46)	(414)
Changes in tax laws and enacted tax rates	6	5	(19)
Other, net	28	72	279

Tax expense from continuing operations	1,018	1,001	1,119

Effective tax rate for the year	27.2%	24.3%	24.8%

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 16—Taxes (Continued)

        Certain provisions recorded as an expense in 2008 and the release of certain of these provisions in 2009 primarily related to alleged anti-competitive practices, originated in jurisdictions with a tax rate other than the weighted- average tax rate.

        The reconciliation of taxes for 2010, 2009 and 2008 included changes in the valuation allowance recorded in certain jurisdictions in respect of deferred tax assets that were recognized for net operating losses and timing differences incurred in those jurisdictions. The change in valuation allowance was required as the Company determined that it was more likely than not that such deferred tax assets would be realized. In 2010, the net increase in valuation allowance included an expense of $44 million related to certain of the Company's operations in Central Europe. In 2009, the change in valuation allowance included a benefit of approximately $60 million related to certain of the Company's operations in Central Europe, while in 2008, the change in valuation allowance was predominantly related to the Company's operations in North America, with approximately $330 million.

        In 2010, "Other, net" of $28 million in the table above included:

  •
  an expense of $45 million relating to items that were deducted for financial accounting purposes, but were not tax deductible such as interest expense, state and local taxes on productive activities, disallowed meals and entertainment expenses and other similar items.

        In 2009, "Other, net" of $72 million in the table above included:

  •
  a benefit of approximately $74 million relating to the release of provision for costs of previously disclosed investigations by European authorities into suspect payments and alleged anti-competitive practices that were credited for financial accounting purposes, but were not taxable,

  •
  an expense of approximately $40 million relating to items that were deducted for financial accounting purposes, but were not tax deductible such as interest expense, state and local taxes on productive activities, disallowed meals and entertainment expenses and other similar items, and

  •
  an expense of approximately $100 million relating to a net increase in tax accruals.

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

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 16—Taxes (Continued)

  •
  an expense of approximately $40 million relating to a net increase in tax accruals.

        Deferred income tax assets and liabilities consisted of the following:

	December 31,
($ in millions)	2010	2009
Deferred tax assets:
Unused tax losses and credits	1,102	1,100
Pension and other accrued liabilities	1,005	1,094
Inventories	241	255
Property, plant and equipment	90	91
Other	134	135

Total gross deferred tax asset	2,572	2,675
Valuation allowance	(450)	(473)

Total gross deferred tax asset, net of valuation allowance	2,122	2,202
Deferred tax liabilities:
Property, plant and equipment	(441)	(242)
Pension and other accrued liabilities	(191)	(172)
Inventories	(159)	(168)
Other current assets	(137)	(155)
Unremitted earnings	(171)	(142)
Other	(49)	(26)

Total gross deferred tax liability	(1,148)	(905)

Net deferred tax asset	974	1,297

Included in:
"Deferred taxes"—current assets	896	900
"Deferred taxes"—non-current assets	846	1,052
"Deferred taxes"—current liabilities	(357)	(327)
"Deferred taxes"—non-current liabilities	(411)	(328)

Net deferred tax asset	974	1,297

        At December 31, 2010, net deferred tax assets included an increase in deferred tax liabilities of $100 million arising upon business combinations.

        Certain entities have deferred tax assets related to net operating loss carry-forwards and other items. As recognition of these assets did not meet the more likely than not criterion, valuation allowances of $450 million and $473 million were established at December 31, 2010 and 2009, respectively. At December 31, 2010, and 2009, the item unused tax losses and credits included $226 million and $240 million, respectively, for which the Company has established a full valuation allowance as, due to limitations imposed by the relevant tax law, the Company determined that, more likely than not, such deferred tax assets would not be realized.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 16—Taxes (Continued)

        At December 31, 2010, net operating loss carry-forwards of $2,901 million and tax credits of $129 million were available to reduce future taxes of certain subsidiaries. Of these amounts, $1,928 million loss carry-forwards and $126 million tax credits will expire in varying amounts through 2030. These carry-forwards were predominantly related to the Company's U.S. operations.

        Unrecognized tax benefits consisted of the following:

($ in millions)	Unrecognized tax benefits	Penalties and interest related to unrecognized tax benefits	Total
Classification as unrecognized tax items on January 1, 2008	518	129	647
Net change due to acquisitions and divestments	6	1	7
Increase relating to prior year tax positions	189	75	264
Decrease relating to prior year tax positions	(20)	(1)	(21)
Increase relating to current year tax positions	93	1	94
Decrease related to current year tax positions	(17)	(1)	(18)
Decrease due to settlements with tax authorities	(127)	(55)	(182)
Decrease as a result of the applicable statute of limitations	(25)	(5)	(30)
Exchange rate differences	(19)	(5)	(24)

Balance at December 31, 2008 which would, if recognized, affect the effective tax rate	598	139	737
Net change due to acquisitions and divestments	(2)	—	(2)
Increase relating to prior year tax positions	133	62	195
Decrease relating to prior year tax positions	(9)	(8)	(17)
Increase relating to current year tax positions	93	6	99
Decrease due to settlements with tax authorities	(41)	(3)	(44)
Decrease as a result of the applicable statute of limitations	(69)	(22)	(91)
Exchange rate differences	9	2	11

Balance at December 31, 2009 which would, if recognized, affect the effective tax rate	712	176	888
Net change due to acquisitions and divestments	5	—	5
Increase relating to prior year tax positions	56	38	94
Decrease relating to prior year tax positions	(32)	(6)	(38)
Increase relating to current year tax positions	114	5	119
Decrease relating to current year tax positions	(15)	(4)	(19)
Decrease due to settlements with tax authorities	(40)	(9)	(49)
Decrease as a result of the applicable statute of limitations	(72)	(21)	(93)
Exchange rate differences	(14)	(1)	(15)

Balance at December 31, 2010 which would, if recognized, affect the effective tax rate	714	178	892

        In 2010, the "Increase relating to current year tax positions" in the table above included an expense of $88 million related to the interpretation of tax law and double tax treaty agreements by competent tax authorities.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 16—Taxes (Continued)

        In 2009, the "Increase relating to prior year tax positions" included an expense of approximately $27 million in taxes and approximately $27 million in penalties and interest relating to a pending tax dispute in Northern Europe. Further, it included an increase of provision of approximately $34 million in taxes relating to a pending assessment by competent tax authorities in Central Europe.

        In 2008, the "Increase relating to prior year tax positions" included an expense of approximately $85 million in taxes and approximately $50 million in penalties and interest relating to a pending tax dispute in Northern Europe. Further, it included an increase of provision of approximately $33 million in taxes relating to a pending assessment by competent tax authorities in Central Europe.

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

        At December 31, 2010, the Company expected the resolution, within the next twelve months, of uncertain tax positions related to pending court cases amounting to $205 million for taxes, penalties and interest. Otherwise, the Company had not identified any other significant changes which were considered reasonably possible to occur within the next twelve months.

        At December 31, 2010, the earliest significant open tax years that remained subject to examination were the following:

Region	Year
Europe	2002
The Americas	2008
Asia	2001
Middle East & Africa	2004

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

Obligations and funded status of the plans

        The following tables set forth the changes in benefit obligations, the change in plan assets and the funded status recognized in the Consolidated Balance Sheets for the Company's benefit plans:

	2010	2009	2010	2009
($ in millions)	Defined pension benefits		Other postretirement benefits
Benefit obligation at January 1,	8,914	7,761	219	207
Service cost	210	154	2	2
Interest cost	389	432	12	13
Contributions by plan participants	58	56	—	—
Benefit payments	(571)	(558)	(13)	(13)
Benefit obligations of businesses disposed and acquired	—	24	—	—
Actuarial (gain) loss	168	634	(6)	6
Plan amendments and other	16	21	(1)	2
Exchange rate differences	153	390	1	2

Benefit obligation at December 31,	9,337	8,914	214	219

Fair value of plan assets at January 1,	8,149	7,051	—	—
Actual return on plan assets	636	935	—	—
Contributions by employer	567	307	13	13
Contributions by plan participants	58	56	—	—
Benefit payments	(571)	(558)	(13)	(13)
Plan assets of businesses disposed and acquired	—	—	—	—
Plan amendments and other	(12)	2	—	—
Exchange rate differences	183	356	—	—

Fair value of plan assets at December 31,	9,010	8,149	—	—

Funded status—underfunded	327	765	214	219

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 17—Employee benefits (Continued)

        The amounts recognized in "Accumulated other comprehensive loss" and "Noncontrolling interests" were:

	December 31,
	2010	2009	2008	2010	2009	2008
($ in millions)	Defined pension benefits			Other postretirement benefits
Transition liability	—	—	—	(1)	(2)	(3)
Net actuarial loss	(1,135)	(1,313)	(1,239)	(65)	(77)	(76)
Prior service cost	(43)	(40)	(40)	51	61	79

Amount recognized in OCI(1) and NCI(2)	(1,178)	(1,353)	(1,279)	(15)	(18)	—
Taxes associated with amount recognized in OCI(1) and NCI(2)	270	301	301	—	—	—

Total amount recognized in OCI(1) and NCI(2), net of tax(3)	(908)	(1,052)	(978)	(15)	(18)	—

(1)
OCI represents "Accumulated other comprehensive loss"

(2)
NCI represents "Noncontrolling interests"

(3)
NCI, net of tax, amounted to $3 million, $2 million and $0 million at December 31, 2010, 2009 and 2008, respectively

        In addition, the following amounts were recognized in the Company's Consolidated Balance Sheets:

	December 31,
	2010	2009	2010	2009
($ in millions)	Defined pension benefits		Other postretirement benefits
Overfunded plans	(172)	(112)	—	—
Underfunded plans—current	26	28	16	18
Underfunded plans—non-current	473	849	198	201

Funded status	327	765	214	219

	December 31,
($ in millions)	2010	2009
Non-current assets
Overfunded pension plans	(172)	(112)
Other employee-related benefits	(1)	—

Prepaid pension and other employee benefits	(173)	(112)

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 17—Employee benefits (Continued)

	December 31,
($ in millions)	2010	2009
Current liabilities
Underfunded pension plans	26	28
Underfunded other benefit plans	16	18
Other employee-related benefits	26	22

Pension and other employee benefits (Note 13)	68	68

	December 31,
($ in millions)	2010	2009
Non-current liabilities
Underfunded pension plans	473	849
Underfunded other benefit plans	198	201
Other employee-related benefits	160	129

Pension and other employee benefits	831	1,179

        The funded status, calculated by the projected benefit obligation (PBO) and fair value of plan assets, for pension plans with a PBO in excess of fair value of plan assets (underfunded) or fair value of plan assets in excess of PBO (overfunded), respectively, was:

	December 31,
	2010			2009
($ in millions)	PBO	Assets	Difference	PBO	Assets	Difference
PBO exceeds assets	3,901	3,402	499	7,651	6,774	877
Assets exceed PBO	5,436	5,608	(172)	1,263	1,375	(112)

Total	9,337	9,010	327	8,914	8,149	765

        The accumulated benefit obligation (ABO) for all defined benefit pension plans was $9,024 million and $8,627 million at December 31, 2010 and 2009, respectively. The funded status, calculated by the ABO and fair value of plan assets for pension plans with ABO in excess of fair value of plan assets (underfunded) or fair value of plan assets in excess of ABO (overfunded), respectively was:

	December 31,
	2010			2009
($ in millions)	ABO	Assets	Difference	ABO	Assets	Difference
ABO exceeds assets	2,080	1,725	355	6,285	5,627	658
Assets exceed ABO	6,944	7,285	(341)	2,342	2,522	(180)

Total	9,024	9,010	14	8,627	8,149	478

        All of the Company's other postretirement benefit plans are unfunded.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 17—Employee benefits (Continued)

Components of net periodic benefit cost

        Net periodic benefit cost consisted of the following:

	2010	2009	2008	2010	2009	2008
($ in millions)	Defined pension benefits			Other postretirement benefits
Service cost	210	154	177	2	2	2
Interest cost	389	432	438	12	13	13
Expected return on plan assets	(422)	(384)	(471)	—	—	—
Amortization transition liability	—	—	—	1	1	1
Amortization prior service cost	26	13	14	(9)	(11)	(11)
Amortization of net actuarial loss	71	71	13	5	6	5
Curtailments, settlements and special termination benefits	8	2	38	—	(8)	—

Net periodic benefit cost	282	288	209	11	3	10

        The net actuarial loss and prior service cost for defined pension benefits estimated to be amortized from "Accumulated other comprehensive loss" into net periodic benefit cost in 2011 is $57 million and $42 million, respectively.

        The net actuarial loss, transition cost and prior service cost for other postretirement benefits estimated to be amortized from "Accumulated other comprehensive loss" into net periodic benefit cost in 2011 is $4 million, $1 million and $(9) million, respectively.

Assumptions

        The following weighted-average assumptions were used to determine benefit obligations:

	December 31,
	2010	2009	2010	2009
(in %)	Defined pension benefits		Other postretirement benefits
Discount rate	4.29	4.66	5.03	5.54
Rate of compensation increase	2.05	2.13	—	—
Pension increase assumption	1.06	1.22	—	—

        The discount rate assumptions reflect the rates at which the benefit obligations could effectively be settled. The principal assumption was that the relevant fixed income securities are AA rated corporate bonds. In those countries with sufficient liquidity in corporate bonds, the Company used the current market long-term corporate bond rates and matched the bond duration with the average duration of the pension liabilities. In those countries where the liquidity of the AA corporate bonds was deemed to be insufficient, the Company determined the discount rate by adding the credit spread derived from an AA corporate bond index in another relevant liquid market, as adjusted for interest rate differentials, to the domestic government bond curve or interest rate swap curve.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 17—Employee benefits (Continued)

        The following weighted-average assumptions were used to determine the "Net periodic benefit cost":

	2010	2009	2008	2010	2009	2008
(in %)	Defined pension benefits			Other postretirement benefits
Discount rate	4.66	5.63	5.16	5.54	6.30	6.17
Expected long-term rate of return on plan assets	5.44	5.47	5.55	—	—	—
Rate of compensation increase	2.13	2.22	2.35	—	—	—

        The "Expected long-term rate of return on plan assets" is derived from the current and projected asset allocation, the current and projected types of investments in each asset category and the long-term historical returns for each investment type.

        The Company maintains other postretirement benefit plans, which are generally contributory with participants' contributions adjusted annually. The assumptions used were:

	December 31,
	2010	2009
Health care cost trend rate assumed for next year	7.93%	8.89%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2017	2017

        A one-percentage-point change in assumed health care cost trend rates would have the following effects at December 31, 2010:

	1-percentage-point
($ in millions)	increase	decrease
Effect on total of service and interest cost	1	(1)
Effect on postretirement benefit obligation	15	(13)

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

        The boards of trustees manage the assets of the pension plans in a risk-controlled manner and assess the risks embedded in the pension plans through asset/liability modeling. The projected future development of pension liabilities is assessed relative to various alternative asset allocations in order to determine a strategic asset allocation for each plan, based on a given risk budget. Asset/liability management studies typically take place every three years. However, the risks of the plans are monitored on an ongoing basis. The assets of the major plans are reviewed at least quarterly, while the plans' liabilities are reviewed in detail at least annually.

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

        The Company's global pension asset allocation is the result of the asset allocations of the individual plans. The target asset allocation of the Company's plans on a weighted-average basis is as follows:

Target percentage
Asset Class
Global fixed income securities	49
Emerging markets fixed income securities	3
Global equity securities	26
Emerging markets equity securities	4
Real estate	9
Cash and equivalents	5
Private equity	2
Hedge funds	2

100

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 17—Employee benefits (Continued)

        The actual asset allocations of the plans are in line with the target asset allocations, which are set on an individual plan basis by the boards of trustees. They are the result of individual plans' risk assessments.

        Global and emerging markets fixed income securities include corporate bonds of companies from diversified industries and government bonds mainly from mature market issuers. Global and emerging markets equity securities primarily include investments in large-cap and mid-cap listed companies. Global equity securities represent equities listed in mature markets (mainly in the United States, Europe and Japan). Real Estate investments consist largely of domestic real estate in Switzerland held in the Swiss plans. The investments in Private equity and Hedge funds reflect a variety of investment strategies.

        Based on the above global asset allocation, the expected long-term return on assets is 5.44 percent. The Company and the local boards of trustees regularly review the investment performance of the asset classes and individual asset managers. Due to the diversified nature of the investments, the Company is of the opinion that no significant concentration of risks exists in its pension fund assets.

        The Company does not expect any plan assets to be returned to the employer during 2011.

        At December 31, 2010 and 2009, plan assets included approximately 0.8 million shares and 0.7 million shares of the Company's capital stock with a total value of $17 million and $14 million, respectively.

        The fair values of the Company's pension plan assets by asset class are presented below. For further information on the fair value hierarchy and an overview of the Company's valuation techniques applied see Note 2.

	December 31, 2010
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Asset Class:
Cash and equivalents	39	372	—	411
Global equities	2,301	77	—	2,378
Emerging markets equities	350	—	—	350
Global fixed income	1,790	2,643	—	4,433
Emerging markets fixed income	—	290	—	290
Insurance contracts	—	23	—	23
Private equity	1	26	156	183
Hedge funds	2	—	136	138
Real estate	79	—	696	775
Commodities	29	—	—	29

Total	4,591	3,431	988	9,010

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 17—Employee benefits (Continued)

	December 31, 2009
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Asset Class:
Cash and equivalents	102	193	—	295
Global equities	2,077	45	—	2,122
Emerging markets equities	271	—	—	271
Global fixed income	1,831	2,389	—	4,220
Emerging markets fixed income	—	212	—	212
Insurance contracts	—	34	—	34
Private equity	5	22	149	176
Hedge funds	—	—	127	127
Real estate	71	—	621	692
Commodities	—	—	—	—

Total	4,357	2,895	897	8,149

        The following table represents the movements of those asset categories whose fair value use significant unobservable inputs (Level 3):

($ in millions)	Private equity	Hedge funds	Real estate	Total Level 3
Balance at January 1, 2009	152	137	603	892
Return on plan assets:
Assets still held at December 31, 2009	(8)	(2)	2	(8)
Assets sold during the year	(1)	(22)	(1)	(24)
Purchases (sales)	5	6	(4)	7
Transfers into Level 3	—	18	—	18
Exchange rate differences	1	(10)	21	12

Balance at December 31, 2009	149	127	621	897
Return on plan assets:
Assets still held at December 31, 2010	21	4	9	34
Assets sold during the year	(5)	(4)	—	(9)
Purchases (sales)	(12)	—	5	(7)
Transfers into Level 3	—	—	—	—
Exchange rate differences	3	9	61	73

Balance at December 31, 2010	156	136	696	988

        Real estate properties are valued under the income approach using the discounted cash flow method, by which the market value of a property is determined as the total of all projected future earnings discounted to the valuation date. The discount rates are determined for each property individually according to the property's location and specific use, and by considering initial yields of comparable market transactions. Private equity investments include investments in partnerships and related funds. Such investments consist of both publicly-traded and privately-held securities. Publicly-traded securities that are not quoted in active markets are valued using available quotes and adjusted

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 17—Employee benefits (Continued)

for liquidity restrictions. Privately-held securities are valued taking into account various factors, such as the most recent financing involving unrelated new investors, earnings multiple analyses using comparable companies and discounted cash flow analyses. Hedge funds are normally not exchange-traded and the shares of the funds are not redeemed daily. Depending on the fund structure, the fair values are derived through modeling techniques based on the values of the underlying assets adjusted to reflect liquidity and transferability restrictions.

Contributions

        Employer contributions were as follows:

	2010	2009	2010	2009
($ in millions)	Defined pension benefits		Other postretirement benefits
Total contributions to defined benefit pension and other postretirement benefit plans	567	307	13	13
Of which, discretionary contributions to defined benefit pension plans	331	49	—	—

        In 2010, the discretionary contributions included a non-cash contribution of $213 million of available-for-sale securities to one of the Company's pension plans in Germany.

        The Company expects to contribute approximately $294 million to its defined benefit pension plans and $17 million to its other postretirement benefit plans in 2011.

        The Company also maintains several defined contribution plans. The expense for these plans was $97 million, $91 million and $92 million in 2010, 2009 and 2008, respectively. The Company also contributed $30 million, $18 million and $22 million to multi-employer plans in 2010, 2009 and 2008, respectively. In the United States, a withdrawal from a multi-employer plan in 2009 resulted in an $11 million provision.

Estimated future benefit payments

        The expected future cash flows to be paid by the Company's plans in respect of pension and other postretirement benefit plans at December 31, 2010 are as follows:

	Pension benefits	Other postretirement benefits
($ in millions)		Benefit payments	Medicare subsidies
2011	594	18	(1)
2012	584	18	(1)
2013	579	18	(1)
2014	569	18	(1)
2015	565	18	(1)
Years 2016–2020	2,844	92	(7)

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

Note 18—Share-based payment arrangements

        The Company has three share-based payment plans, as more fully described in the respective sections below. Compensation cost for equity-settled awards is recorded in "Total cost of sales" and in "Selling, general and administrative expenses" and totaled $66 million, $66 million and $63 million in 2010, 2009 and 2008, respectively. Compensation cost for cash-settled awards is recorded in "Selling, general and administrative expenses" and is disclosed in the WAR, LTIP and Other share-based payments sections of this note. The total tax benefit recognized in 2010, 2009 and 2008, was not significant.

        At December 31, 2010, the Company had the ability to issue up to 29 million new shares out of contingent capital in connection with share-based payment arrangements. In addition, 25 million shares held by the Company in treasury stock at December 31, 2010, could be used to settle share-based payment arrangements.

        As the primary trading market for the shares of ABB Ltd is the SIX Swiss Exchange, on which the shares are traded in Swiss francs, certain data disclosed below related to the instruments granted under share-based payment arrangements are presented in Swiss francs.

MIP

        Under the MIP, the Company offers physically-settled warrants, cash-settled warrant appreciations rights (WARs) and options to key employees for no consideration.

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

	2010 grant	2009 grant	2008 grant
Expected volatility	30%	41%	36%
Dividend yield	2.35%	2.34%	1.42%
Expected term	6 years	6 years	6 years
Risk-free interest rate	1.20%	1.93%	3.36%

        Presented below is a summary of the activity related to warrants and options:

	Number of instruments	Number of shares(1)	Weighted- average exercise price (in Swiss francs)(2)	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in millions of Swiss francs)(3)
Outstanding at January 1, 2010	93,891,775	18,778,355	25.42
Granted	38,861,000	7,772,200	22.50
Exercised(4)	(3,439,165)	(687,833)	7.50
Forfeited	(1,199,460)	(239,892)	27.17

Outstanding at December 31, 2010	128,114,150	25,622,830	25.00	3.8	21

Vested and expected to vest at December 31, 2010	118,728,575	23,745,715	24.92	3.7	20
Exercisable at December 31, 2010	44,660,530	8,932,106	23.72	2.3	13

(1)
Information presented reflects the number of shares of ABB Ltd that can be received upon exercise, as warrants and options have a conversion ratio of 5:1.

(2)
Information presented reflects the exercise price per share of ABB Ltd.

(3)
Computed using the closing price, in Swiss francs, of ABB Ltd shares on the SIX Swiss Exchange and the exercise price per share of ABB Ltd.

(4)
The cash received upon exercise amounted to $5 million. The shares were issued out of contingent capital.

        Of the outstanding instruments at December 31, 2010, 2009 and 2008, 17.6 million, 8.8 million and 3.0 million, respectively, have been sold to a third-party by participants, representing 3.5 million, 1.8 million and 0.6 million shares, respectively.

        At December 31, 2010, there was $42 million of total unrecognized compensation cost related to non-vested warrants and options granted under the MIP. That cost is expected to be recognized over a weighted-average period of 1.8 years. The weighted-average grant-date fair value of warrants and options granted during 2010, 2009 and 2008 was 0.81 Swiss francs, 1.15 Swiss francs and 2.32 Swiss francs, respectively. In 2010, 2009 and 2008, the aggregate intrinsic value (on the dates of exercise) of instruments exercised was 9 million Swiss francs, 5 million Swiss francs and 57 million Swiss francs, respectively.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 18—Share-based payment arrangements (Continued)

        Presented below is a summary, by launch, related to instruments outstanding at December 31, 2010:

Exercise price (in Swiss francs)(1)	Number of instruments	Number of shares(2)	Weighted-average remaining contractual term (in years)
15.30	11,367,500	2,273,500	1.1
26.00	26,500,740	5,300,148	2.4
36.40	28,119,410	5,623,882	3.4
19.00	23,415,500	4,683,100	4.4
22.50	38,711,000	7,742,200	5.4

Total number of instruments and shares	128,114,150	25,622,830	3.8

(1)
Information presented reflects the exercise price per share of ABB Ltd.

(2)
Information presented reflects the number of shares of ABB Ltd that can be received upon exercise.

WARs

        As each WAR gives the holder the right to receive cash equal to the market price of an equivalent listed warrant on date of exercise, the Company records a liability based upon the fair value of outstanding WARs at each period end, accreted on a straight-line basis over the three-year vesting period. In "Selling, general and administrative expenses", the Company recorded expense of $8 million, expense of $17 million and income of $83 million for 2010, 2009 and 2008, respectively, as a result of changes in both the fair value and vested portion of the outstanding WARs. To hedge its exposure to fluctuations in the fair value of outstanding WARs, the Company purchased cash-settled call options, which entitle the Company to receive amounts equivalent to its obligations under the outstanding WARs. The cash-settled call options are recorded as derivatives measured at fair value (see Note 5), with subsequent changes in fair value recorded through earnings to the extent that they offset the change in fair value of the liability for the WARs. In 2010, 2009 and 2008, the Company recorded expense of $10 million, $1 million and $98 million, respectively, in "Selling, general and administrative expenses" related to the cash-settled call options.

        The aggregate fair value of outstanding WARs was $45 million and $64 million at December 31, 2010 and 2009, respectively. The fair value of WARs was determined based upon the trading price of equivalent warrants listed on the SIX Swiss Exchange.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 18—Share-based payment arrangements (Continued)

        Presented below is a summary of the activity related to WARs:

Number of WARs
Outstanding at January 1, 2010	63,799,435
Granted	9,355,250
Exercised	(13,522,415)
Forfeited	(1,230,875)

Outstanding at December 31, 2010	58,401,395

Exercisable at December 31, 2010	16,578,125

        The aggregate fair value at date of grant of WARs granted in 2010, 2009 and 2008 was $7 million, $22 million and $33 million, respectively. In 2010, 2009 and 2008, share-based liabilities of $25 million, $20 million and $53 million, respectively, were paid upon exercise of WARs by participants.

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

	2010 grant	2009 grant	2008 grant
Expected volatility	27%	35%	57%
Dividend yield	2.49%	2.07%	2.61%
Expected term	1 year	1 year	1 year
Risk-free interest rate	0.26%	0.37%	1.44%

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 18—Share-based payment arrangements (Continued)

        Presented below is a summary of activity under the ESAP:

	Number of shares(1)	Weighted- average exercise price (in Swiss francs)(2)	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in millions of Swiss francs)(2)(3)
Outstanding at January 1, 2010	4,862,440	19.36
Granted	4,140,440	20.46
Forfeited	(209,140)	19.36
Exercised(4)	(3,201,979)	19.36
Not exercised (savings returned plus interest)	(1,451,321)	19.36

Outstanding at December 31, 2010	4,140,440	20.46	0.8	1.5

Vested and expected to vest at December 31, 2010	3,966,542	20.46	0.8	1.5
Exercisable at December 31, 2010	—	—	—	—

(1)
Includes shares represented by ADS.

(2)
Information presented for ADS is based on equivalent Swiss franc denominated awards.

(3)
Computed using the closing price, in Swiss francs, of ABB Ltd shares on the SIX Swiss Exchange and the exercise price of each option in Swiss francs.

(4)
The cash received upon exercise amounted to $62 million and the corresponding tax benefit was not significant. The shares were issued out of treasury shares.

        The exercise prices per ABB Ltd share and per ADS of 20.46 Swiss francs and $20.55, respectively, for the 2010 grant, 19.36 Swiss francs and $18.75, respectively, for the 2009 grant, and 15.30 Swiss francs and $12.98, respectively, for the 2008 grant were determined using the closing price of the ABB Ltd share on SIX Swiss Exchange and ADS on the New York Stock Exchange on the respective grant dates.

        At December 31, 2010, there was $7 million of total unrecognized compensation cost related to non-vested options granted under the ESAP. That cost is expected to be recognized over the first ten months of 2011 in "Total cost of sales" and in "Selling, general and administrative expenses". The weighted-average grant-date fair value of options granted during 2010, 2009 and 2008, was 1.96 Swiss francs, 2.55 Swiss francs and 3.34 Swiss francs, respectively. The total intrinsic value (on the dates of exercise) of options exercised in 2010 and 2009 was 3.5 million Swiss francs and 22 million Swiss francs, respectively. No options were exercised in 2008.

LTIP

        The Company has a long-term incentive plan (LTIP) for members of its Executive Committee and selected other executives (Eligible Participants), as defined in the terms of the LTIP and determined by the Company's Governance, Nomination and Compensation Committee. The LTIP involves annual conditional grants of the Company's stock to such Eligible Participants that are subject to certain conditions. The 2010 launch under the LTIP is composed of two components—a share-price performance component and a retention component. The 2009 and 2008 LTIP launches are each composed of two components—a share-price performance component and a co-investment component.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 18—Share-based payment arrangements (Continued)

        Under the share-price performance component, the number of shares granted is dependent upon the base salary of the Eligible Participant. The actual number of shares that will vest at a future date is dependent on (i) the performance of ABB Ltd shares during a defined period (Evaluation Period) compared to those of a selected peer group of publicly-listed multinational companies and (ii) the term of service of the respective Eligible Participant in their capacity as an Eligible Participant during the Evaluation Period. The actual number of shares that vest after the Evaluation Period cannot exceed 100 percent of the conditional grant.

        The performance of the Company compared to its peers over the Evaluation Period will be measured as the sum, in percentage terms, of the average percentage price development of the ABB Ltd share price over the Evaluation Period and an average annual dividend yield percentage (the Company's Performance). In order for shares to vest, the Company's Performance over the Evaluation Period must be positive and equal to or better than half of the defined peers. The actual number of shares to be delivered by the Company, after the end of the Evaluation Period, will be dependent on the Company's ranking in comparison with the defined peers. The full amount of the grant will vest if the Company's Performance is positive and better than three-quarters of the defined peers. For the 2010 and 2009 LTIP launches, if the Company's Performance is negative but other conditions are met, a reduced number of shares will vest. In addition, for the 2010 and 2009 LTIP launches, if the Company's net income (adjusted for the financial impact of items that are, in the opinion of the Company's Board, non-operating, non-recurring or unforeseen—such as divestments and acquisitions) is negative for the year preceding the year in which the Evaluation Period ends, no shares will vest, irrespective of the outcome of the Company's Performance.

        Under the co-investment component of the 2009 and 2008 LTIP launches, each Eligible Participant was invited to invest in the Company's shares, up to an individually defined maximum number of shares. If the Eligible Participant remains the owner of such shares until the end of the Evaluation Period, the Company will deliver free-of-charge to the Eligible Participant a matching number of shares.

        Under the retention component of the 2010 LTIP launch, each Eligible Participant was conditionally granted an individually defined maximum number of shares which fully vest at the end of the Evaluation Period (if the participant remains an Eligible Participant till the end of such period).

        The method of settlement of vested shares varies for each LTIP launch. For the 2010 LTIP launch, under the share-price performance component, an Eligible Participant receives, in cash, 100 percent of the value of the shares that have vested. Under the retention component, an Eligible Participant can elect to receive 30 percent of the value of the shares that have vested in cash (the remaining 70 percent can only be received in the form of shares). For the 2009 LTIP launch, under both components, an Eligible Participant can elect to receive 30 percent of the value of the shares that have vested in cash (the remaining 70 percent, under both components, can only be received in the form of shares). In December 2009, the 2008 and 2007 LTIP launches were modified to also allow the Eligible Participants in those launches to receive 30 percent of the value of the vested shares in cash (the remaining 70 percent continued to be receivable only in the form of shares). The additional compensation cost as a result of such modification was not significant.

        For the purposes of the disclosures below, the portion of awards that can only be received in the form of shares are termed Equity-Settled Awards while awards that can be only received in cash, as

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 18—Share-based payment arrangements (Continued)

well as the portion of the awards that the Eligible Participant can elect to receive in cash, are termed Cash-Settled Awards.

        Presented below is a summary of launches of the LTIP outstanding at December 31, 2010:

Launch year	Evaluation Period	Reference price (Swiss francs)(1)
2008	March 15, 2008, to March 15, 2011	26.20
2009	March 15, 2009, to March 15, 2012	14.16
2010	March 15, 2010, to March 15, 2013	21.63

(1)
For the purpose of comparison with the peers, the reference price is calculated as the average of the closing prices of the ABB Ltd share on the SIX Swiss Exchange over the 20 trading days preceding March 15 of the respective launch year.

        Presented below is a summary of activity under the LTIP:

	Number of shares
				Weighted-average grant-date fair value per share (Swiss francs)
	Choice of Equity or Equity/Cash Settlement(1)	Only Cash Settlement(2)	Total
Nonvested at January 1, 2010	2,492,234	—	2,492,234	18.41
Granted	348,446	228,913	577,359	13.79
Vested	(471,491)	—	(471,491)	24.50
Expired(3)	(32,168)	—	(32,168)	24.50

Nonvested at December 31, 2010	2,337,021	228,913	2,565,934	16.17

(1)
Shares that, subject to vesting, the Eligible Participant can elect to receive either i) 100 percent in the form of shares or ii) 30 percent of the value in cash (the remaining 70 percent can only be received in the form of shares).

(2)
Shares that, subject to vesting, the Eligible Participant can only receive in cash.

(3)
Expired as the criteria for the Company's Performance condition were not satisfied.

        Equity-Settled Awards are recorded in the "Capital stock and additional paid-in capital" component of stockholders' equity, with compensation cost recorded in "Selling, general and administrative expenses" over the vesting period (which is from grant date to the end of the Evaluation Period) based on the grant-date fair value of the shares. The Cash-Settled Awards are recorded as a liability remeasured at fair value at each reporting date for the percentage vested, with changes in the liability recorded in "Selling, general and administrative expenses".

        At December 31, 2010, there was $10 million of total unrecognized compensation cost related to Equity-Settled Awards under the LTIP. That cost is expected to be recognized over a weighted-average period of 1.5 years. The compensation cost recorded in 2010 and 2009 for Cash-Settled Awards was not significant. There were no Cash-Settled Awards in 2008 under LTIP.

        The aggregate fair value, at the dates of grant, of shares granted in 2010, 2009 and 2008, was approximately $7 million, $13 million and $21 million, respectively. The total grant-date fair value of shares that vested during 2010, 2009 and 2008 was $10 million, $2 million and $13 million, respectively. The weighted-average grant-date fair value of shares granted during 2010, 2009 and 2008, was 13.79 Swiss francs, 9.83 Swiss francs and 31.47 Swiss francs, respectively.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 18—Share-based payment arrangements (Continued)

        For the share-price performance component of the 2010 and 2009 LTIP launches, the fair value of the shares relating to the Equity-Settled Awards is based on the market price of the ABB Ltd share on grant date, adjusted for the probability of vesting as computed using a Monte Carlo simulation model at grant date. The main inputs to the Monte Carlo simulation model for the grant-date fair value of the Equity-Settled Awards for the Company and each peer company are as follows:

Equity-Settled Awards at grant dates of	LTIP 2010 Launch		LTIP 2009 Launch
	From	To	From	To
Input ranges for:
—Option implied volatilities (%)	19.5	53.5	5.6	51.5
—Risk-free rates (%)	1.9	4.3	2.2	4.1
—Equity betas	0.83	1.31	0.81	1.29
—Equity risk premiums (%)	6.0	8.0	6.0	8.0

        The fair value of the shares relating to the Cash-Settled Awards is based on the market price of the ABB Ltd share at each reporting date adjusted for the probability of vesting as computed using a Monte Carlo simulation model at each reporting date. The main inputs to the Monte Carlo simulation model for the December 31, 2010 and 2009, fair values of the Cash-Settled Awards for the Company and each peer company are as follows:

	December 31,
	2010		2009
Cash-Settled Awards at Input ranges for:
	From	To	From	To
—Option implied volatilities (%)	12.5	46.4	16.0	51.1
—Risk-free rates (%)	1.8	4.4	2.3	4.6
—Equity betas	0.84	1.30	0.83	1.31
—Equity risk premiums (%)	6.0	8.0	6.0	8.0

        For the share-price performance component of launches up to and including the 2008 LTIP launch, the fair value of the granted shares was the market price of the ABB Ltd share on grant date for the Equity-Settled Awards and the market price of the ABB Ltd share at each reporting date for the Cash-Settled Awards.

        For the retention component under the 2010 LTIP launch and the co-investment component under all other LTIP launches, the fair value of the shares is the market price of the ABB Ltd share on grant date for the Equity-Settled Awards and on each reporting date for the Cash-Settled Awards.

Other share-based payments

        The Company has other minor share-based payment arrangements with certain individual employees. In December 2009, such arrangements were modified to give the participants the right to receive, upon vesting, 30 percent of the value of the vested shares in cash. The additional compensation cost as a result of such modification was not significant. The compensation cost recorded in "Selling, general and administrative expenses" in 2010 and 2009 for the cash-settled arrangements was not significant. There were no such cash-settled arrangements in 2008.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 19—Stockholders' equity

        At December 31, 2010, the Company had 2,747,639,755 authorized shares, of which 2,308,782,064 were registered and issued. At December 31, 2009, the Company had 2,770,314,755 authorized shares, of which 2,329,324,797 were registered and issued.

        In February 2008, the Company announced a share-buyback program of up to a maximum value of 2.2 billion Swiss francs (equivalent to $2 billion at then-current exchange rates) with the intention of completing the buyback program prior to the Annual General Meeting of Shareholders in 2010 and of proposing the cancellation of the shares at that meeting. Up to December 31, 2008, a total of 22.675 million shares were repurchased under the program at a total cost of 652 million Swiss francs ($619 million, using exchange rates effective at the respective repurchase dates) and were included in "Treasury stock". No repurchases took place under the program in 2009 and 2010. At the Annual General Meeting in April 2010, shareholders approved a proposal to cancel the 22.675 million repurchased shares and these were cancelled in July 2010, reducing the number of total issued shares.

        Also at the Annual General Meeting in April 2010, shareholders approved the payment of a dividend in the form of a nominal value reduction of 0.51 Swiss francs per share, reducing the nominal value of ABB Ltd's shares from 1.54 Swiss francs per share to 1.03 Swiss francs per share. The distribution, paid in July 2010 and equivalent to $1,112 million, resulted in a reduction in capital stock and additional paid-in capital.

        In May 2009, at the Annual General Meeting, shareholders approved a proposal to reduce the nominal value of ABB Ltd's shares from 2.02 Swiss francs per share to 1.54 Swiss francs per share and to distribute the 0.48 Swiss francs per share to shareholders. The distribution, equivalent to $1,024 million, resulted in a reduction in capital stock and additional paid-in capital.

        At the Annual General Meetings in May 2008, shareholders approved a proposal to reduce the nominal value of ABB Ltd's shares from 2.50 Swiss francs per share to 2.02 Swiss francs per share and to distribute the 0.48 Swiss francs per share to shareholders. The distribution, equivalent to $1,060 million, resulted in a reduction in capital stock and additional paid-in capital.

        Separately, during 2010, the Company purchased on the open market an aggregate of 12.1 million of its own shares for use in connection with its employee incentive plans. These transactions resulted in an increase in "Treasury stock" of $228 million.

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

        In 2010, 2009 and 2008, the bank exercised a portion of the call options held that had been issued at fair value. As a result, in 2010, 2009 and 2008, approximately 2.1 million, 1.0 million and 6.8 million shares, respectively, were issued by the Company resulting in a net increase in capital stock and additional paid-in capital of $16 million, $7 million and $49 million, respectively.

        At December 31, 2010, call options representing 20 million shares and with strike prices ranging from 15.30 to 36.40 Swiss francs were held by the bank. These call options expire in periods ranging from February 2012 to May 2016. However, at December 31, 2010, only 3 million of these instruments, with strike prices ranging from 15.30 to 36.40 Swiss francs, could be exercised under the terms of the agreement with the bank.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 19—Stockholders' equity (Continued)

        In addition to the above, at December 31, 2010, the Company had further outstanding obligations to deliver:

  •
  up to 2.8 million shares, at a strike price of 26.00 Swiss francs, relating to the options granted under the 2007 launch of the MIP, vesting in May 2010 and expiring in May 2013,

  •
  up to 3.0 million shares, at a strike price of 36.40 Swiss francs, relating to the options granted under the 2008 launch of the MIP, vesting in May 2011 and expiring in May 2014,

  •
  up to 4.6 million shares, at a strike price of 19.00 Swiss francs, relating to the options granted under the 2009 launch of the MIP, vesting in May 2012 and expiring in May 2015,

  •
  up to 7.7 million shares, at a strike price of 22.50 Swiss francs, relating to the options granted under the 2010 launch of the MIP, vesting in May 2013 and expiring in May 2016,

  •
  up to 4.1 million shares, at a strike price of 20.46 Swiss francs, to employees under the ESAP, vesting and expiring in November 2011,

  •
  up to 2.3 million shares free-of-charge to Eligible Participants under the 2010, 2009 and 2008 launches of the LTIP, vesting and expiring in March 2013, 2012 and 2011, respectively, and

  •
  less than half a million shares in connection with certain other share-based payment arrangements with employees.

        See Note 18 for a description of the above share-based payment arrangements.

        In November 2010, the Company delivered 3.2 million shares, from treasury stock, for the purposes of fulfilling the Company's obligations under the ESAP. This resulted in a net increase in capital stock and additional paid-in capital of $10 million and a reduction in treasury stock of $52 million. In November 2009, the Company issued 5.5 million shares, from contingent capital stock, for the purposes of fulfilling the Company's obligations under the ESAP. This share issuance resulted in an increase in capital stock and additional paid-in capital of $83 million. No shares were issued under the ESAP in 2008.

        Dividends are payable to the Company's stockholders based on the requirements of Swiss law, ABB Ltd's Articles of Incorporation and stockholders' equity as reflected in the unconsolidated financial statements of ABB Ltd, Zurich, prepared in compliance with Swiss law. At December 31, 2010, of the 12,493 million Swiss francs total stockholders' equity reflected in such unconsolidated financial statements, 2,378 million Swiss francs represents share capital and 10,115 million Swiss francs represent reserves. Of these reserves, 532 million Swiss francs (representing legal reserves for own shares) and 476 million Swiss francs (representing 20 percent of the share capital) are restricted.

        In February 2011, the Company announced that a proposal will be put to the 2011 Annual General Meeting to distribute 0.60 Swiss francs per share to shareholders.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 20—Earnings per share

        Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the year. Diluted earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the year, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise outstanding written call options and outstanding options and shares granted subject to certain conditions under the Company's share-based payment arrangements. In 2010, 2009 and 2008, outstanding securities representing a maximum of 26 million, 41 million and 24 million shares, respectively, were excluded from the calculation of diluted earnings per share as their inclusion would have been anti-dilutive.

Basic earnings per share:

($ in millions, except per share data in $)	2010	2009	2008
Amounts attributable to ABB shareholders:
Income from continuing operations	2,551	2,884	3,142
Income (loss) from discontinued operations, net of tax	10	17	(24)

Net income	2,561	2,901	3,118

Weighted-average number of shares outstanding (in millions)	2,287	2,284	2,287
Basic earnings (loss) per share attributable to ABB shareholders:
Income from continuing operations	1.12	1.26	1.37
Income (loss) from discontinued operations, net of tax	—	0.01	(0.01)

Net income	1.12	1.27	1.36

Diluted earnings per share:

($ in millions, except per share data in $)	2010	2009	2008
Amounts attributable to ABB shareholders:
Income from continuing operations	2,551	2,884	3,142
Income (loss) from discontinued operations, net of tax	10	17	(24)

Net income	2,561	2,901	3,118

Weighted-average number of shares outstanding (in millions)	2,287	2,284	2,287
Effect of dilutive securities:
Call options and shares	4	4	9

Dilutive weighted-average number of shares outstanding	2,291	2,288	2,296

Diluted earnings (loss) per share attributable to ABB shareholders:
Income from continuing operations	1.11	1.26	1.37
Income (loss) from discontinued operations, net of tax	0.01	0.01	(0.01)

Net income	1.12	1.27	1.36

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 21—Restructuring and related expenses

Cost take-out program

        In December 2008, the Company announced a two-year cost take-out program that aimed to sustainably reduce the Company's cost of sales and general and administrative expenses. The savings have been derived from initiatives such as internal process improvements, low-cost sourcing, and further measures to adjust the Company's global manufacturing and engineering footprint to shifts in customer demand. In the course of this program, the Company has implemented and will continue to execute various restructuring initiatives across all operating segments and regions. As of December 31, 2010, the Company has substantially completed the two-year cost take-out program.

        Costs incurred under the program, per operating segment, were as follows:

($ in millions)	Costs incurred in 2010	Cumulative costs incurred up to December 31, 2010
Power Products	44	122
Power Systems	48	139
Discrete Automation and Motion	35	256
Low Voltage Products	36	114
Process Automation	44	183
Corporate and Other	6	22

Total	213	836

        The Company recorded the following expenses under this program:

($ in millions)	2010	2009	2008
Total cost of sales	110	293	72
Selling, general and administrative expenses	36	75	32
Other income (expense), net	67	148	3

Total	213	516	107

        These expenses consisted of the following:

($ in millions)	2010	2009	2008
Employee severance costs	95	342	99
Estimated contract settlement, loss order and other costs	98	129	3
Inventory and long-lived asset impairments	20	45	5

Total	213	516	107

        The most significant individual exit plans within this program related to the Robotics reorganization, the downsizing of the former Automation Products business in France and Germany, as well as the Power Systems business in Germany.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 21—Restructuring and related expenses (Continued)

Robotics reorganization

        In 2008, the Company initiated its plan to adjust its engineering, manufacturing and service capacities in the former Robotics segment, primarily in Western Europe and the U.S. as a result of the economic downturn in some of the segment's key markets and to increase the presence in emerging markets. This plan included closing certain production lines as well as employment reductions. Effective January 1, 2010, the former Robotics operating segment became part of the Discrete Automation and Motion operating segment.

        Liabilities associated with the Robotics reorganization consisted of the following:

($ in millions)	Employee severance costs	Contract settlement, loss order and other costs	Total
Liability at January 1, 2009	62	—	62
Expenses	76	48	124
Cash payments	(19)	(7)	(26)
Exchange rate differences	1	—	1
Change in estimates	(3)	—	(3)

Liability at December 31, 2009	117	41	158
Expenses	8	14	22
Cash payments	(59)	(21)	(80)
Exchange rate differences	(7)	—	(7)
Change in estimates	(14)	(3)	(17)

Liability at December 31, 2010	45	31	76

Downsizing the former Automation Products business in France and Germany

        In 2008, the Company started to formulate its plan to downsize the production capacities in the former Automation Products business in France and Germany as a result of the economic downturn in some of this business' key markets. This plan included closing certain production lines in both countries as well as employment reductions.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 21—Restructuring and related expenses (Continued)

        Liabilities associated with the downsizing of the former Automation Products business in France and Germany consisted of the following:

($ in millions)	Employee severance costs	Contract settlement, loss order and other costs	Total
Liability at January 1, 2009	6	—	6
Expenses	61	15	76
Cash payments	(3)	(3)	(6)

Liability at December 31, 2009	64	12	76
Expenses	29	6	35
Cash payments	(25)	(11)	(36)
Exchange rate differences	(3)	(2)	(5)
Change in estimates	—	(2)	(2)

Liability at December 31, 2010	65	3	68

        Effective January 1, 2010, the former Automation Products segment was reorganized into two new segments, the Discrete Automation and Motion segment and the Low Voltage Products segment, while the instrumentation business was added to the Process Automation segment. Consequently, the liabilities and expenses associated with the downsizing of the former Automation Products business in France and Germany are now primarily reported in the Low Voltage Products and Process Automation segments. In addition, the Company executed other, individually insignificant restructuring initiatives in its automation segments across many countries.

Downsizing the Power Systems business in Germany

        In 2009, the Company initiated its plan to adjust its engineering and service capacities in the Power Systems business in Germany as a result of the economic downturn in some of the segment's key markets and to increase the presence in emerging markets. This plan mainly included employment reductions.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 21—Restructuring and related expenses (Continued)

        Liabilities associated with the downsizing of the Power Systems business in Germany consisted of the following:

($ in millions)	Employee severance costs	Contract settlement, loss order and other costs	Total
Liability at January 1, 2009	—	—	—
Expenses	37	6	43
Liability at December 31, 2009	37	6	43

Expenses	4	—	4
Cash payments	(5)	(3)	(8)
Exchange rate differences	(5)	—	(5)
Change in estimates	(9)	—	(9)

Liability at December 31, 2010	22	3	25

        In addition, the Company executed other individually insignificant restructuring initiatives in its Power Systems business across many countries.

        At December 31, 2010, the balance of restructuring and related liabilities is primarily included in "Provisions and other current liabilities".

Note 22—Operating segment and geographic data

        The Chief Operating Decision Maker (CODM) is the Company's Executive Committee. The CODM allocates resources to and assesses the performance of each operating segment using the information outlined below. The Company's operating segments consist of Power Products, Power Systems, Discrete Automation and Motion, Low Voltage Products and Process Automation. The remaining operations of the Company are included in Corporate and Other.

        Effective January 1, 2010, the Company reorganized its automation segments to align their activities more closely with those of its customers. The former Automation Products segment was reorganized into two new segments, the Discrete Automation and Motion segment and the Low Voltage Products segment. The former Robotics segment was incorporated into the new Discrete Automation and Motion segment, while the Process Automation segment remained unchanged except for the addition of the instrumentation business from the former Automation Products segment. The Power Products and Power Systems segments remained unchanged. Segment information for 2009 and 2008 and at December 31, 2009 and 2008, has been reclassified to reflect these organizational changes.

        A description of the types of products and services provided by each reportable segment is as follows:

  •
  Power Products:  manufactures and sells high- and medium- voltage switchgear and apparatus, circuit breakers for all current and voltage levels, power and distribution transformers and sensors for electric, gas and water utilities and for industrial and commercial customers.

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

  •
  Discrete Automation and Motion:  manufactures and sells motors, generators, variable speed drives, programmable logic controllers, rectifiers, excitation systems, robotics, and related services for a wide range of applications in factory automation, process industries, and utilities.

  •
  Low Voltage Products:  manufactures products and systems that provide protection, control and measurement for electrical installations, enclosures, switchboards, electronics and electromechanical devices for industrial machines, plants and related service. The segment also makes intelligent building control systems for home and building automation to improve comfort, energy efficiency and security.

  •
  Process Automation:  develops and sells control and plant optimization systems, automation products and solutions, including instrumentation, as well as industry specific application knowledge and services for the oil, gas and petrochemicals, metals and minerals, marine and turbocharging, pulp and paper, and utility automation industries.

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

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 22—Operating segment and geographic data (Continued)

        The following tables summarize information for each segment:

	2010						December 31, 2010
($ in millions)	Third party revenues	Intersegment revenues	Total revenues	Depreciation and amortization	Earnings before interest and taxes(1)	Capital expenditures(1)	Total assets(1)
Power Products	8,486	1,713	10,199	177	1,622	200	7,238
Power Systems	6,590	196	6,786	84	111	119	6,053
Discrete Automation and Motion	4,978	639	5,617	78	926	98	3,715
Low Voltage Products	4,263	291	4,554	105	806	100	2,904
Process Automation	7,209	223	7,432	76	755	76	4,741
Corporate and Other	63	1,468	1,531	182	(402)	247	11,644
Intersegment elimination	—	(4,530)	(4,530)	—	—	—	—

Consolidated	31,589	—	31,589	702	3,818	840	36,295

	2009						December 31, 2009
($ in millions)	Third party revenues	Intersegment revenues	Total revenues	Depreciation and amortization	Earnings before interest and taxes(1)	Capital expenditures(1)	Total assets(1)
Power Products	9,370	1,869	11,239	185	1,969	272	6,918
Power Systems	6,356	193	6,549	46	388	131	4,617
Discrete Automation and Motion	4,601	804	5,405	74	557	119	3,370
Low Voltage Products	3,799	272	4,071	100	519	150	2,731
Process Automation	7,606	233	7,839	80	643	99	4,571
Corporate and Other	63	1,504	1,567	170	50	196	12,521
Intersegment elimination	—	(4,875)	(4,875)	—	—	—	—

Consolidated	31,795	—	31,795	655	4,126	967	34,728

	2008						December 31, 2008
($ in millions)	Third party revenues	Intersegment revenues	Total revenues	Depreciation and amortization	Earnings before interest and taxes(1)	Capital expenditures(1)	Total assets(1)
Power Products	9,866	2,024	11,890	161	2,100	305	7,136
Power Systems	6,673	239	6,912	54	592	89	4,402
Discrete Automation and Motion	5,695	893	6,588	71	1,066	148	3,802
Low Voltage Products	4,466	281	4,747	102	819	174	2,610
Process Automation	8,125	272	8,397	109	958	90	4,664
Corporate and Other	87	1,606	1,693	164	(983)	365	10,397
Intersegment elimination	—	(5,315)	(5,315)	—	—	—	—

Consolidated	34,912	—	34,912	661	4,552	1,171	33,011

(1)
Earnings before interest and taxes, Capital expenditures and Total assets are after intersegment eliminations and therefore refer to third party activities only.

ABB Ltd

Notes to the Consolidated Financial Statements (Continued)

Note 22—Operating segment and geographic data (Continued)

Geographic information

	Revenues			Long-lived assets at December 31,
($ in millions)	2010	2009	2008	2010	2009
Europe	12,378	13,093	15,815	2,995	2,776
The Americas	6,213	6,049	6,428	345	327
Asia	8,872	8,684	8,967	849	808
Middle East and Africa	4,126	3,969	3,702	167	161

	31,589	31,795	34,912	4,356	4,072

        Revenues by geography reflect the location of the customer. Approximately 14 percent of the Company's total revenues in 2010, compared to 13 and 11 percent in 2009 and 2008, respectively, were generated from customers in China. Approximately 10 percent of the Company's total revenues in 2010, 2009 and 2008, came from customers in the United States. Approximately 7 percent of the Company's total revenues in 2010 and approximately 8 percent in both 2009 and 2008, were generated from customers in Germany. In 2010, 2009 and 2008, more than 98 percent of the Company's total revenues were generated from customers outside Switzerland.

        Long-lived assets represent property, plant and equipment, net and are shown by location of the assets. At December 31, 2010, approximately 21 percent and 12 percent of the Company's long-lived assets were located in Switzerland and Sweden, respectively. At December 31, 2009, approximately 20 percent and 12 percent of the Company's long-lived assets were located in Switzerland and Germany.

        The Company does not segregate revenues derived from transactions with external customers for each type or group of products and services. Accordingly, it is not practicable for the Company to present revenues from external customers by product and service type.

        At December 31, 2010, approximately 64 percent of the Company's employees are subject to collective bargaining agreements in various countries. Approximately one-third of these agreements will expire in 2011. Collective bargaining agreements are subject to various regulatory requirements and are renegotiated on a regular basis in the normal course of business.