Form 20-F
period 2012-12-31
ABB LTD
filed 2013-03-14
CIK 1091587

Use these links to rapidly review the document

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

As filed with the Securities and Exchange Commission on March 14, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
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

FINANCIAL AND OTHER INFORMATION

        ABB Ltd has prepared its statutory unconsolidated financial statements in accordance with the Swiss Code of Obligations. The Consolidated Financial Statements of ABB Ltd, including the notes thereto, as of December 31, 2012 and 2011, and for each of the years in the three-year period ended December 31, 2012 (our Consolidated Financial Statements) have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP).

        In this Annual Report: (i) "$," "U.S. dollar" and "USD" refer to the lawful currency of the United States of America; (ii) "CHF" and "Swiss franc" refer to the lawful currency of Switzerland; (iii) "EUR" and "euro" refer to the lawful currency of the participating member states of the European Economic and Monetary Union (Eurozone); (iv) "SEK" and "Swedish krona" refer to the lawful currency of Sweden; (v) "GBP" and "pound sterling" refer to the lawful currency of the United Kingdom; (vi) "Indian rupee" refers to the lawful currency of India; (vii) "Chinese renminbi" refers to the lawful currency of the People's Republic of China; (viii) "AED" refers to the lawful currency of the United Arab Emirates; (ix) "AUD" and "Australian dollar" refer to the lawful currency of Australia; and (x) "Canadian dollar" refers to the lawful currency of Canada.

        Except as otherwise stated, all monetary amounts in this Annual Report are presented in U.S. dollars. Where specifically indicated, amounts in Swiss francs have been translated into U.S. dollars. These translations are provided for convenience only, and they are not representations that the Swiss franc could be converted into U.S. dollars at the rate indicated. These translations have been made using the twelve o'clock buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2012, unless otherwise indicated. The twelve o'clock buying rate for Swiss francs on December 31, 2012 was $1.00 = CHF 0.9155. The twelve o'clock buying rate for Swiss francs on March 8, 2013 was $1.00 = CHF 0.9535.

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

  •
  Our multi-national operations expose us to the risk of fluctuations in currency exchange rates.

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

  •
  Anticipated benefits of existing and potential future mergers, acquisitions, joint ventures or strategic alliances may not be realized.

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

        Our selected financial data are presented in the following tables in accordance with U.S. GAAP and have been derived from our published Consolidated Financial Statements. Our Consolidated Financial Statements as of and for each of the years ended December 31, 2012, 2011, 2010, 2009 and 2008 were audited by Ernst & Young AG.

INCOME STATEMENT DATA:

($ in millions, except per share data in $)	2012	2011	2010	2009	2008
Total revenues	39,336	37,990	31,589	31,795	34,912
Total cost of sales	(27,958)	(26,556)	(22,060)	(22,470)	(23,972)
Gross profit	11,378	11,434	9,529	9,325	10,940
Selling, general and administrative expenses	(5,756)	(5,373)	(4,615)	(4,491)	(4,795)
Non-order related research and development expenses	(1,464)	(1,371)	(1,082)	(1,037)	(1,027)
Other income (expense), net	(100)	(23)	(14)	329	(566)
Earnings before interest and taxes	4,058	4,667	3,818	4,126	4,552
Interest and dividend income	73	90	95	121	315
Interest and other finance expense	(293)	(207)	(173)	(127)	(349)
Income from continuing operations before taxes	3,838	4,550	3,740	4,120	4,518
Provision for taxes	(1,030)	(1,244)	(1,018)	(1,001)	(1,119)
Income from continuing operations, net of tax	2,808	3,306	2,722	3,119	3,399
Income (loss) from discontinued operations, net of tax	4	9	10	17	(21)
Net income	2,812	3,315	2,732	3,136	3,378
Net income attributable to noncontrolling interests	(108)	(147)	(171)	(235)	(260)
Net income attributable to ABB	2,704	3,168	2,561	2,901	3,118
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	2,700	3,159	2,551	2,884	3,142
Net income	2,704	3,168	2,561	2,901	3,118
Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	1.18	1.38	1.12	1.26	1.37
Net income	1.18	1.38	1.12	1.27	1.36
Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	1.18	1.38	1.11	1.26	1.37
Net income	1.18	1.38	1.12	1.27	1.36
Weighted-average number of shares outstanding (in millions) used to compute:
Basic earnings per share attributable to ABB shareholders	2,293	2,288	2,287	2,284	2,287
Diluted earnings per share attributable to ABB shareholders	2,295	2,291	2,291	2,288	2,296

BALANCE SHEET DATA:

	December 31,
($ in millions)	2012	2011	2010	2009	2008
Cash and equivalents	6,875	4,819	5,897	7,119	6,399
Marketable securities and short-term investments	1,606	948	2,713	2,433	1,354
Total assets	49,070	39,648	36,295	34,728	33,011
Long-term debt	7,534	3,231	1,139	2,172	2,009
Total debt(1)	10,071	3,996	2,182	2,333	2,363
Capital stock and additional paid-in capital	1,691	1,621	1,454	3,943	4,841
Total stockholders' equity (including noncontrolling interests)	17,446	16,336	15,458	14,473	11,770

CASH FLOW DATA:

($ in millions)	2012	2011	2010	2009	2008
Net cash provided by operating activities	3,779	3,612	4,197	4,027	3,958
Net cash provided by (used in) investing activities	(5,575)	(3,253)	(2,747)	(2,172)	114
Net cash provided by (used in) financing activities	3,762	(1,208)	(2,530)	(1,349)	(2,119)

(1)
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

        The unconsolidated statutory financial statements of ABB Ltd are prepared in accordance with Swiss law. Based on these financial statements, dividends may be paid only if ABB Ltd has sufficient distributable profits from previous fiscal years or sufficient free reserves to allow the distribution of a dividend. In addition, at least 5 percent of ABB Ltd's annual net profits must be retained and booked as legal reserves (which is comprised of ordinary reserves, capital contribution reserve and reserve for own shares), unless these reserves already amount to 20 percent of ABB Ltd's share capital. As a holding company, ABB Ltd's main sources of income are dividend and interest from its subsidiaries. At December 31, 2012, of the CHF 12,357 million of stockholders' equity recorded in the unconsolidated statutory financial statements, CHF 2,384 million was attributable to share capital, CHF 5,364 million was attributable to legal reserves (of which CHF 3,969 million was attributable to the capital contribution reserve and CHF 395 million was attributable to the reserve for own shares), and CHF 4,609 million was attributable to free reserves, principally representing net income and retained earnings available for distribution.

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

        With respect to the years ended December 31, 2008, 2009, 2010 and 2011, ABB Ltd paid a dividend of CHF 0.48 (USD 0.45) per share, CHF 0.51 (USD 0.48) per share, CHF 0.60 (USD 0.69) per share and CHF 0.65 (USD 0.69) per share, respectively. The dividends with respect to each of the years ended December 31, 2008 and 2009, were paid by way of a nominal value reduction (reduction in the par value of each share). The USD amounts for each of the foregoing dividend payments made in CHF have been translated using the average rates of the month in which the dividends were paid.

        With respect to the year ended December 31, 2012, ABB Ltd's board of directors has proposed to pay a dividend of CHF 0.68 per share, subject to approval by shareholders at ABB's 2013 Annual General Meeting.

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

        Adverse changes in economic or political conditions, both inside and outside the U.S., could have a material adverse effect on our business, financial condition, results of operations and liquidity. Volatility in the global financial markets continues to be at high levels. Volatile oil prices, equity market values, disruptions in the financial markets, weakened consumer confidence, risks of increased inflation and deflation and increased unemployment rates have created fears of a recession. In addition, the on-going sovereign debt crisis affecting various countries in the European Union is creating further uncertainties in the global credit markets. These disruptions may continue to have an ongoing adverse effect on the world economy. Continuing economic volatility and financial market disruptions may adversely impact the demand for our products and services. These and other factors may prevent our customers and suppliers from obtaining the financing required to pursue their business activities as planned, which may force them to modify, delay or cancel plans to purchase or supply our products or services. In addition, if our customers do not generate sufficient revenue, or fail to obtain access to the capital markets, they may not be able to pay, or may delay payment of, the amounts they owe us. Customers with liquidity issues may lead to additional bad debt expense for us, which may adversely affect our results of operations and cash flows. We are also subject to the risk that the counterparties to our credit agreements and hedging transactions may go bankrupt if they suffer catastrophic demand on their liquidity that prevents them from fulfilling their contractual obligations to us.

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

        In addition, we are subject to the risks that our business operations in or with certain countries may be adversely affected by trade or economic sanctions or other restrictions imposed on these countries and that actual or potential investors that object to these business operations may adversely affect the price of our shares by disposing of, or deciding not to, purchase our shares. These countries may from time to time include countries that are identified by the United States as state sponsors of terrorism. In 2012, our total revenues from business with countries identified by the U.S. government as state sponsors of terrorism represented a very small percent of our total revenues. Based on the amount of revenues and other relevant quantitative and qualitative factors we have determined that our business in 2012 with countries identified by the U.S. government as state sponsors of terrorism was not material.

Illegal behavior by any of our employees or agents could have a material adverse impact on our consolidated operating results, cash flows, and financial position as well as on our reputation and our ability to do business.

        Certain of our employees or agents have taken, and may in the future take, actions that violate or are alleged to violate the U.S. Foreign Corrupt Practices Act of 1977 (FCPA), legislation promulgated pursuant to the 1997 Organisation for Economic Co-operation and Development (OECD) Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, applicable antitrust laws and other applicable laws or regulations. For more information regarding investigations of past actions taken by certain of our employees, see "Item 8. Financial Information—Legal Proceedings." Such actions have resulted, and in the future could result, in governmental investigations, enforcement actions, civil and criminal penalties, including monetary penalties and other sanctions, and civil litigation. It is possible that any governmental investigation or enforcement action arising from such matters could conclude that a violation of applicable law has occurred and the consequences of any such investigation or enforcement action may have a material adverse impact on our consolidated operating results, cash flows and financial position. In addition, such actions, whether actual or alleged, could damage our reputation and ability to do business.

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

        A significant amount of our operations is conducted in the emerging markets in South America, Asia, and the Middle East and Africa. In 2012, approximately 45 percent of our consolidated revenues were generated from these emerging markets. Operations in emerging markets can present risks that are not encountered in countries with well-established economic and political systems, including:

  •
  economic instability, which could make it difficult for us to anticipate future business conditions in these markets, cause delays in the placement of orders for projects that we have been awarded and subject us to volatile geographic markets,

  •
  political or social instability, such as the recent political unrest in Northern Africa, which could make our customers less willing to make cross-border investments in such regions and could complicate our dealings with governments regarding permits or other regulatory matters, local businesses and workforces,

  •
  boycotts and embargoes that may be imposed by the international community on countries in which we operate could adversely affect the ability of our operations in those countries to obtain the materials necessary to fulfill contracts and our ability to pursue business or establish operations in those countries,

  •
  foreign state takeovers of our facilities,

  •
  significant fluctuations in interest rates and currency exchange rates,

  •
  the imposition of unexpected taxes or other payments on our revenues in these markets,

  •
  the ability to obtain financing and/or insurance coverage from export credit agencies, and

  •
  the introduction of exchange controls and other restrictions by foreign governments.

        Additionally, political and social instability resulting from increased violence in certain countries in which we do business has raised concerns about the safety of our personnel. These concerns may hinder our ability to send personnel abroad and to hire and retain local personnel. Such concerns may require us to increase security for personnel traveling to such facilities or to conduct more operations from our other facilities rather than from facilities located in such countries, which may negatively impact our operations and result in higher costs and inefficiencies.

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

Our multi-national operations expose us to the risk of fluctuations in currency exchange rates.

        Exchange rate fluctuations have had, and could continue to have, a material impact on our operating results, the comparability of our results between periods, the value of assets or liabilities as recorded on our Consolidated Balance Sheet and the price of our securities. The global financial crisis has led to increased volatility in exchange rates, which makes it harder to predict exchange rates and thus do accurate financial planning. Changes in exchange rates can unpredictably and adversely affect our consolidated operating results and could result in exchange losses.

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

        Our policy is to hedge material currency exposures by entering into offsetting transactions with third-party financial institutions. Given the effective horizons of our risk management activities and the anticipatory nature of the exposures intended to be hedged, there can be no assurance that our currency hedging activities will fully offset the adverse financial impact resulting from unfavorable movements in foreign exchange rates. In addition, the timing of the accounting for recognition of gains and losses related to a hedging instrument may not coincide with the timing of gains and losses related to the underlying economic exposures.

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

        Our intellectual property rights are fundamental to all of our businesses. We generate, maintain, utilize and enforce a substantial portfolio of trademarks, trade dress, patents and other intellectual property rights globally. Intellectual property protection is subject to applicable laws in various local jurisdictions where interpretations and protections vary or can be unpredictable and costly to enforce. We use our intellectual property rights to protect the goodwill of our products, promote our product recognition, protect our proprietary technology and development activities, enhance our competitiveness and otherwise support our business goals and objectives. However, there can be no assurance that the steps we take to obtain, maintain and protect our intellectual property rights will be adequate. Our intellectual property rights may fail to provide us with significant competitive advantages, particularly in foreign jurisdictions that do not have, or do not enforce, strong intellectual property rights. The weakening of protection of our trademarks, trade dress, patents and other intellectual property rights could adversely affect our business.

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

        In addition, our products cannot be tested and proven in all situations and are otherwise subject to unforeseen problems. Examples of unforeseen problems that could negatively affect revenue and profitability include premature failure of products that cannot be accessed for repair or replacement, problems with quality, country of origin, delivery of subcontractor components or services and unplanned degradation of product performance. Among the factors that may affect revenue and profits could be unforeseen costs and expenses not covered by insurance or indemnification from the customer, diversion of management focus in responding to unforeseen problems, loss of follow-on work, and, in the case of certain contracts, repayment to the customer of contract cost and fee payments we previously received as well as potential damages, which may significantly exceed the contract price.

Industry consolidation could result in more powerful competitors and fewer customers.

        Competitors in the industries in which we operate are consolidating. In particular, the automation industry is undergoing consolidation that is reducing the number but increasing the size of companies that compete with us. As our competitors consolidate, they likely will increase their market share, gain economies of scale that enhance their ability to compete with us and/or acquire additional products and technologies that could displace our product offerings.

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

        Product liability claims brought against us may be based in tort or in contract, and typically involve claims seeking compensation for personal injury or property damage. If the claimant runs a commercial business, claims are often made also for financial losses arising from interruption of operations. Based on the nature and application of many of the products we manufacture, a defect or alleged defect in one of these products could have serious consequences. For example:

  •
  If the products produced by our power technology divisions are defective, there is a risk of fires, explosions and power surges, and significant damage to electricity generating, transmission and distribution facilities as well as electrical shock causing injury or death.

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

        If we were to incur a very large product liability claim, our insurance protection might not be adequate or sufficient to cover such a claim in terms of paying any awards or settlements, and/or paying for our defense costs. Further, some claims may be outside the scope of our insurance coverage. If a litigant were successful against us, a lack or insufficiency of insurance coverage could result in an adverse effect on our business, financial condition, results of operations and liquidity. Additionally, a well-publicized actual or perceived problem could adversely affect our market reputation which could result in a decline in demand for our products. Furthermore, if we were required or we otherwise determined to make a product recall, the costs could be significant.

We may encounter difficulty in managing our business due to the global nature of our operations.

        We operate in approximately 100 countries around the world and, as of December 31, 2012, employed approximately 146,000 people. As of December 31, 2012, approximately 44 percent of our employees were located in Europe, approximately 24 percent in the Americas, approximately 26 percent in Asia and approximately 6 percent in the Middle East and Africa. In order to manage our day-to-day operations, we must overcome cultural and language barriers and assimilate different business practices. In addition, we are required to create compensation programs, employment policies and other administrative programs that comply with the laws of multiple countries. We also must communicate and monitor group-wide standards and directives across our global network. Our failure to manage successfully our geographically diverse operations could impair our ability to react quickly to changing business and market conditions and to enforce compliance with group-wide standards and procedures.

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

        Some customers require that performance guarantees be issued by a financial institution. In considering whether to issue a guarantee on our behalf, financial institutions consider our credit ratings. In addition, the global financial crisis has made it more difficult and expensive to obtain these guarantees. If, in the future, we cannot obtain such a guarantee from a financial institution on commercially reasonable terms or at all, we could be prevented from bidding on, or obtaining, some contracts, or our costs with respect to such contracts could be higher, which would reduce the profitability of the contracts. If we cannot obtain guarantees on commercially reasonable terms or at all from financial institutions in the future, there could be a material impact on our business, financial condition, results of operations or liquidity.

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

        Our success depends in part on our continued ability to hire, assimilate and retain highly qualified personnel, particularly our senior management team and key employees. Competition for highly qualified management and technical personnel remains intense in the industries and regions in which we operate. If we are unable to attract and retain members of our senior management team and key employees this could have an adverse effect on our business.

Anticipated benefits of existing and potential future mergers, acquisitions, joint ventures or strategic alliances may not be realized.

        As part of our overall strategy, we may, from time to time, acquire businesses or interests in businesses, including noncontrolling interests, or form joint ventures or create strategic alliances. Whether we realize the anticipated benefits from these transactions depends, in part, upon the integration between the businesses involved, the performance and development of the underlying products, capabilities or technologies, our correct assessment of assumed liabilities and the management of the operations in question. Accordingly, our financial results could be adversely affected by unanticipated performance and liability issues, transaction-related charges, amortization related to intangibles, charges for impairment of long-term assets and partner performance. Although we believe that we have established appropriate and adequate procedures and processes to identify and mitigate these risks, there is no assurance that these transactions will be successful.

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

        We have observed a global increase in IT security threats and more sophisticated and targeted computer crime, which pose a risk to the security of systems and networks and the confidentiality, availability and integrity of our data. While we attempt to mitigate these risks by employing a number of measures, including employee training, comprehensive monitoring of our networks and systems, and maintenance of backup and protective systems such as firewalls and virus scanners, our systems, networks, products, solutions and services remain potentially vulnerable to attacks. Depending on their nature and scope, such attacks could potentially lead to the compromising of confidential information, improper use of our systems and networks, or those we supplied to our customers, manipulation and destruction of data, defective products, production downtimes and supply shortages, which in turn could adversely affect our reputation, competitiveness and results of operations.

Item 4.    Information on the Company

INTRODUCTION

About ABB

        We are a global leader in power and automation technologies committed to improving performance and lowering the environmental impact for our utility and industry customers. We provide a broad range of products, systems, solutions and services that are designed to increase power grid reliability, boost industrial productivity and enhance energy efficiency. Our power businesses focus on power transmission, distribution and power-plant automation, and support electric, gas and water utilities, as well as industrial and commercial customers. Our automation businesses serve a full range of industries with measurement, control, protection and process optimization applications.

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

BUSINESS DIVISIONS

Industry background

        Our five divisions operate across two key markets: power and automation. Our divisions serve these markets through a global production, engineering and service base. The markets and our divisions are discussed in more detail below. Revenue figures presented in this Business Divisions section are before interdivisional eliminations.

  Power Market

        We serve the power market with products, systems and services designed primarily to deliver electricity. Electricity is generated in power stations of various types, including thermal, wind, solar and hydro plants and is then fed into an electricity grid, transmitted and distributed to consumers. Transmission systems link power generation sources to distribution systems, often over long distances. Distribution systems then branch out over shorter distances to carry electricity to end users. These electricity networks incorporate sophisticated devices to transmit electricity, control and monitor the power flow and ensure efficiency, reliability, quality and safety.

        The primary demand driver in the power market is the growing need for reliable electricity supplies to support economic growth and address the global environmental challenge. This is also driving increased demand for renewable energy and high-efficiency power systems and equipment. Additional drivers vary by region. Capacity addition across the power value chain is the key market driver in emerging markets mainly in Asia, Middle East, South America and Africa. In North America, the focus is on upgrading and replacing aging infrastructure, improving grid reliability and enabling smarter power networks. In Europe, the focus is on upgrading the power infrastructure, integrating renewable energy sources such as wind power, and building interconnections to allow more efficient use of power and energy trading.

        Furthermore, as new power sources and loads are added, there is a need for grids and power networks to become more flexible, reliable and smarter. Power quality, stability and security of supply become key priorities. These requirements stimulate the need for power products and system solutions from generation through transmission and distribution. These demands are met by our two power divisions that together offer customers a comprehensive portfolio to help them become more competitive while lowering environmental impact.

  Automation Market

        The automation market uses products, systems and services designed primarily to improve product quality, energy efficiency and productivity in industrial and manufacturing applications. The automation market can be divided into three sectors:

  •
  Process automation refers to measurement, control, electrification and other applications used in processes where the main objective is continuous production, such as in the oil and gas, power, chemicals, mining, metals, and pulp and paper industries. Product lines for this market include plant electrification, instrumentation, analytical measurement, and control products and systems, as well as motors and drives.

  •
  Factory automation refers to discrete operations that manufacture individual items in applications such as foundry, metal fabrication, packaging, welding and painting. Typical industries where factory automation is used include automotive, consumer electronics and food and beverage. Product lines for this market include robots and application equipment, product and system services and modular manufacturing solutions, control products and systems, as well as motors, drives, and low-voltage products for control and power applications.

  •
  Building automation comprises product lines and applications aimed at improving the energy efficiency of buildings through automated control of indoor climate, lighting and security. Product lines for this market include a wide range of low-voltage products.

Power Products Division

  Overview

        Our Power Products division primarily serves electric, gas and water utilities as well as industrial and commercial customers, with a vast portfolio of products and services across a wide voltage range to facilitate power generation, transmission and distribution. Direct sales account for a majority of the division's total revenues, and sales through external channel partners, such as wholesalers, distributors and original equipment manufacturers (OEMs), account for the rest. Key technologies include high- and medium-voltage switchgear, circuit breakers for a range of current ratings and voltage levels, power, distribution, traction and other special transformers, as well as products to help control and protect electrical networks. The division had approximately 35,800 employees as of December 31, 2012, and generated $10.7 billion of revenues in 2012.

  The Power Products Division

        Our Power Products division manufactures products that can be placed in three broad categories: high-voltage products, medium-voltage products and transformers. The division sells primarily to utilities and also through channels such as distributors, wholesalers, installers and OEMs. Some of the division's products are also integrated into the turnkey offerings of systems divisions such as Power Systems and Process Automation or sold through engineering, procurement and construction (EPC) firms.

        The high-voltage products business provides high-voltage equipment, ranging from 50 to 1,200 kilovolts, mainly to serve power transmission utilities and industrial customers. This equipment primarily enables the transmission grid to operate more reliably and efficiently with minimum environmental impact. As part of its portfolio, this business designs and manufactures a range of air-, gas-insulated and hybrid switchgear, generator circuit breakers, capacitors, high-voltage circuit breakers, surge arresters, instrument transformers, cable accessories and a variety of high-voltage components.

        The medium-voltage business offers products and services that largely serve the power distribution sector, often serving as the link between high-voltage transmission systems and lower voltage users. Medium-voltage products help utility and industrial customers to improve power quality and control, reduce outage time and enhance operational reliability and efficiency. This business reaches customers directly and through channels such as distributors and OEMs. Its comprehensive offering includes medium-voltage equipment (1 to 50 kilovolts), indoor and outdoor circuit breakers, reclosers, fuses, contactors, relays, instrument transformers, sensors, motor control centers, ring main units for primary and secondary distribution, as well as a range of air- and gas-insulated switchgear. It also produces indoor and outdoor modular systems and other solutions to facilitate efficient and reliable power distribution.

        The transformers business of the division designs and manufactures power transformers (72.5 to 1,200 kilovolts) for utility and industrial customers that help to step up or step down voltage levels and include special applications such as High Voltage Direct Current (HVDC) transformers or phase shifters. This business also supplies transformer components and insulation material, such as bushings and tap changers. It also manufactures a wide range of distribution transformers (up to 72.5 kilovolts) for use in the power distribution sector, industrial facilities and commercial buildings. These transformers are designed to step down electrical voltage bringing it to consumption levels. They can be oil- or dry-type and, although oil-type transformers are more commonly used, demand for dry-type transformers is growing because they minimize fire hazards and are well-suited for applications such as office buildings, windmills, offshore drilling platforms, marine vessels and large industrial plants. Another part of the offering includes traction transformers for use in electric locomotives, special application transformers, as well as a wide range of service and retrofit solutions for utilities and industry customers.

  Customers

        The Power Products division serves electric utilities, owners and operators of power generating plants and power transmission and distribution networks. It also serves industries across the spectrum. Customers include electric, gas, water and other utilities, as well as industrial and commercial customers.

  Sales and Marketing

        The Power Products division sells its products individually and as part of wider solutions through our divisions selling systems. Direct sales account for a majority of the division's business but a significant amount of products also go through external channel partners, such as wholesalers, distributors, system integrators, EPCs and OEMs. As the Power Products and Power Systems divisions share many of the same customers and technologies and are influenced by similar market drivers, they also have a common front-end sales organization to maximize market synergies and coverage across countries, regions, and sectors for the entire Power portfolio.

  Competition

        On a global basis, the main competitors for the Power Products division are Siemens, Alstom (which also includes the former transmission portfolio of Areva), and Schneider Electric (which also includes the former distribution portfolio of Areva). The division also faces global competition in some product categories from emerging South Korean, Chinese, Indian and Brazilian companies. It also competes in specific geographies with companies such as Eaton Corporation (including the Cooper brand), Hyundai, Hyosung, Crompton Greaves, Larsen & Toubro, and Bharat Heavy Electricals.

  Capital Expenditure

        The Power Products division's capital expenditures for property, plant and equipment totaled $259 million in 2012, compared to $192 million and $200 million in 2011 and 2010, respectively. Principal investments in 2012 were in Sweden, the United States, Germany, China, India and Poland respectively. Geographically, in 2012, Europe represented 55 percent of the division's capital expenditures, followed by the Americas (22 percent), Asia (20 percent) and the MEA (3 percent).

Power Systems Division

  Overview

        Our Power Systems division serves utilities, as well as industrial and commercial customers with system solutions and services for the generation, transmission and distribution of electricity. Turnkey solutions include power plant electrification and automation, bulk power transmission, substations and network management. The division had approximately 20,200 employees as of December 31, 2012, and generated $7.9 billion of revenues in 2012.

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

        As part of the Grid Systems business, ABB provides a comprehensive offering of alternating current (AC) and direct current (DC) transmission systems, which help customers to reduce transmission losses, maximize efficiency and improve grid reliability. ABB pioneered HVDC technology more than 50 years ago. HVDC technology is designed for high-efficiency power transmission via overhead transmission lines and underground or submarine cables. HVDC is also widely used for grid interconnections. HVDC Light®, a more compact form of ABB's classic HVDC technology, is ideal for linking offshore installations, such as wind farms or oil and gas platforms, to mainland grids. It is used to transmit electricity efficiently and reliably with minimum losses. The environmental benefits of HVDC Light®, include neutral electromagnetic fields, oil-free cables and compact converter stations.

        Also part of the Grid Systems business offering, flexible alternating current transmission systems (FACTS) technologies improve power quality and can significantly increase the capacity of existing AC transmission lines—by as much as 50 percent—while maintaining or improving system reliability. FACTS technologies also boost transmission efficiency, relieve bottlenecks and can be used for the safe integration of intermittent power sources, such as wind and solar, into the grid. By enhancing the capacity of existing transmission infrastructure, FACTS solutions can alleviate the need for capital investment, reducing the time, cost and environmental impact associated with the construction of new generating facilities and transmission lines. By improving efficiency, FACTS technologies help to deliver more power to consumers, reducing the need for more electricity generation, and improving power supply and quality. ABB has around more than 750 FACTS installations in operation or under construction around the world.

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

        Substations are key installations in the power grid that facilitate the efficient transmission and distribution of electricity with minimal environmental impact. They perform the vital function of monitoring and controlling power flows, feeding power from generating stations into the grid and providing the link between transmission and distribution networks as well as end consumers. ABB has successfully delivered air- and gas-insulated substations in all kinds of environments, from deserts and mountains to offshore rigs and crowded city centers. ABB's substation automation offering is compliant with IEC (International Electrotechnical Commission) 61850, the open communication standard, which provides a common framework for substation control and protection and facilitates interoperability across devices and systems. ABB's substation offering covers a range of voltage levels up to 1,100 kilovolts, serving utility, industry and commercial customers as well as sectors such as railways, urban transportation and renewables.

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

        Network management systems are key smart-grid enablers by providing automated power systems to incorporate and manage centralized and distributed power generation, intermittent sources of renewable energy, real-time pricing and load-management data. The Ventyx and Mincom acquisitions (in 2010 and 2011) make ABB a global leader in enterprise software and services for essential industries such as energy, mining, public infrastructure and transportation. These solutions bridge the gap between information technologies (IT) and operational technologies (OT), enabling clients to make faster, better-informed decisions in both daily operations and long-term planning strategies. Some of the world's largest private and public enterprises rely on Ventyx solutions to minimize risk, enhance operational and financial performance, and execute the right strategies for the future.

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

  Competition

        On a global basis, the Power Systems division faces competition mainly from Siemens and Alstom. Emerson Electric, General Electric, Prysmian and Nexans are additional competitors in parts of the business. The division also sees emerging competitors in specific regions.

  Capital Expenditure

        The Power Systems division's capital expenditures for property, plant and equipment totaled $194 million in 2012, compared to $136 million and $119 million in 2011 and 2010, respectively. Principal investments in 2012 were related to capacity expansion as well as the replacement of existing equipment, particularly in the United States, Sweden and Switzerland. Geographically, in 2012, Europe represented 55 percent of the capital expenditures, followed by the Americas (34 percent), Asia (8 percent) and the MEA (3 percent).

Discrete Automation and Motion Division

  Overview

        The Discrete Automation and Motion division offers a wide range of products and services including drives, motors, generators, power electronics systems, rectifiers, power quality and power protection products, converters, photovoltaic inverters, programmable logic controllers (PLCs), and robots. These products help customers to improve productivity, save energy, improve quality and generate energy. Key applications include energy conversion, data processing, actuation, automation, standardized manufacturing cells for applications such as machine tending, welding, cutting, painting, finishing, palletizing and packing, and engineered systems for the automotive industry. The majority of these applications are for industrial applications, with others provided for buildings, transportation and utilities. The division also provides a full range of life-cycle services, from product and system maintenance to system design, including energy appraisals and preventive maintenance services.

        Revenues are generated both from direct sales to end users as well as from indirect sales through distributors, machine builders and OEMs, system integrators, and panel builders.

        In 2012, the Discrete Automation and Motion division expanded its offering and geographic scope with several acquisitions, including Newave Energy Holding SA (Newave), a Switzerland-based leader in uninterruptible power supply (UPS).

        The Discrete Automation and Motion division had approximately 29,300 employees as of December 31, 2012, and generated $9.4 billion of revenues in 2012.

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

        Discrete Automation and Motion supplies a comprehensive range of electrical motors and generators, including high-efficiency motors that conform to leading environmental and efficiency standards. Efficiency is an important criterion for selection by customers, because electric motors account for nearly two-thirds of the electricity consumed by industrial plants. The Discrete Automation and Motion division manufactures synchronous motors for the most demanding applications and a full range of low- and high-voltage induction motors, for both IEC and NEMA (National Electrical Manufacturers Association) standards.

        The Discrete Automation and Motion division offers robot products, systems and services for the automotive manufacturers and their sub-suppliers as well as for general manufacturing industries, to improve product quality, productivity and consistency in manufacturing processes. Robots are also used in activities or environments which may be hazardous to employee health and safety, such as repetitive lifting, cold rooms or painting booths. In the automotive industry, the robot products and systems are used in such areas as press shop, body shop, paint shop, power train assembly, trim and final assembly. General industry segments in which robotics solutions are used range from metal fabrication, foundry, plastics, food and beverage, chemicals and pharmaceuticals to consumer electronics, solar and wood. Typical general industry applications include welding, material handling, painting, picking, packing and palletizing.

        The division also offers services that complement its products, including design and project management, engineering, installation, training and life-cycle care, energy appraisals and preventive maintenance.

  Customers

        The Discrete Automation and Motion division serves a wide range of customers. Customers include machinery manufacturers, process industries such as pulp and paper, oil and gas, and metals and mining companies, rail equipment manufacturers, discrete manufacturing companies, utilities and renewable energy suppliers, particularly in the wind and solar sectors, as well as customers in the automotive industry.

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

  Capital Expenditures

        The Discrete Automation and Motion division's capital expenditures for property, plant and equipment totaled $197 million in 2012, compared to $202 million and $98 million in 2011 and in 2010, respectively. Principal investments in 2012 were primarily related to replacements, upgrades and maintenance of existing machinery and equipment. Geographically, in 2012, the Americas represented 45 percent of the capital expenditures, followed by Europe (40 percent) and Asia (15 percent).

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

        In May 2012, the Low Voltage Products division expanded its product offering and geographic scope through the acquisition of Thomas & Betts Corporation (Thomas & Betts), a North American leader in low-voltage products. The acquisition supports ABB's strategy to strengthen its position in the North American low-voltage market.

        The Low Voltage Products division had approximately 30,800 employees as of December 31, 2012, and generated $6.6 billion of revenues in 2012.

        A majority of the division's revenues comes from sales through distributors, wholesalers, OEMs, system integrators, and panel builders, although a portion of the division's revenues comes from direct sales to end users and utilities.

  The Low Voltage Products Division

        The Low Voltage Products division offering covers a wide range of products and services including low-voltage switchgears, breakers, switches, control products, DIN-rail components, automation and distribution enclosures, wiring accessories and installation material for any kind of application.

        The division offers solutions for restoring service rapidly in case of a fault and providing optimum protection of the electrical installation. The product offering ranges from miniature circuit breakers to high-capacity molded-case and air circuit breakers, and includes safety switches used for power distribution in factories and buildings, fuse gear systems for short circuit and overload protection as well as cabling and connection components.

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

        The Low Voltage Products division has also developed a range of products for new markets, such as those used by electric vehicles (e-mobility) and in photovoltaic, solar and wind applications. These include circuit breakers, energy meters, switch-disconnectors, residual current-operated circuit breakers, interface relays and other products designed for outdoor installation.

        The division also supplies a wide range of electrical components including conduits, boxes, covers, fittings, connectors, fasteners, wiring ducts, terminals, cable trays, struts, grounding, insulation, switchgear, metal framing, earthing & lightning protection and industrial lighting products for various types of application.

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

  Capital Expenditures

        The Low Voltage Products division's capital expenditures for property, plant and equipment totaled $208 million in 2012, compared to $149 million and $100 million in 2011 and 2010, respectively. Investments in 2012 aimed to increase production capacity and productivity throughout the division's global footprint. Geographically, in 2012, Europe represented 54 percent of the capital expenditures, followed by the Americas (28 percent), Asia (17 percent) and MEA (1 percent).

Process Automation Division

  Overview

        The Process Automation division provides products, systems, and services for the automation and electrification of industrial processes. Our core industries are cement, paper, metals, mining, oil, gas, petrochemicals, chemicals and marine. Each industry has unique business drivers, yet share common requirements for operational productivity, safety, energy efficiency, minimized project risk and environment compliance. The division's core competence is the application of automation and electrification technologies to solve these generic requirements, but tailored to the characteristics of each of its core industries. The division is organized around industry and product business along with a specialized business focusing on performance-based outsourced maintenance contracts. The division had approximately 28,000 employees as of December 31, 2012, and generated revenues of $8.2 billion in 2012.

        The Process Automation division offering is made available as separately sold products or as part of a total automation system. The division's technologies are sold both through direct sales forces and third-party channels.

  The Process Automation Division

        The Process Automation division offers standalone products, engineered systems and services for process control and measurement, safety, plant electrification, information management, asset management and industry-specific applications for a variety of industries, primarily pulp and paper, minerals and mining, metals, chemicals and pharmaceuticals, oil and gas, turbocharging, power and the marine industry. Some of the Discrete Automation and Motion, Power Products and Low Voltage

Products divisions' products are integrated into the process control and electrification systems offered by the Process Automation division.

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

        We offer our customers in the metals, cement and mining industries specialized products and services, as well as total production systems. We design, plan, engineer, supply, erect and commission electric equipment, drives, motors and equipment for automation and supervisory control within a variety of areas including mining, mineral handling, aluminum smelting, hot and cold steel applications and cement production.

        In the oil and gas sector, we provide solutions for onshore and offshore production and exploration, refining, and petrochemical processes, and oil and gas transportation and distribution. In the pharmaceuticals and fine chemicals areas, we offer applications to support manufacturing, packaging, quality control and compliance with regulatory agencies.

        In the marine industry, we provide global shipbuilders with power and automation technologies for luxury cruise liners, ferries, tankers, offshore oil rigs and special purpose vessels. We design, engineer, build, supply and commission electrical and automation systems for marine power generation, power distribution and diesel electric propulsion, as well as turbochargers to improve efficiency for diesel and gasoline engines.

        We also offer full-service contracts across all of our customer segments, in which we take over in-house maintenance activities for customers and apply strategies to reduce overall maintenance costs and help optimize these investments. Demand for our process automation services is increasing as our customers seek to increase productivity by improving the performance of existing assets.

  Customers

        The Process Automation division's end customers are primarily companies in the oil and gas, minerals and mining, metals, pulp and paper, chemicals and pharmaceuticals, turbocharging and the marine industries. Customers for this division are looking for complete automation and electrification solutions which demonstrate value mainly in the areas of lower capital costs, increased plant availability, lower life-cycle costs and reduced project costs.

  Sales and Marketing

        The Process Automation division uses a direct sales force as well as third-party channel partners, such as distributors, system integrators and OEMs. For the division as a whole, the majority of revenues are derived through the division's own direct sales channels.

  Competition

        The Process Automation division's principal competitors vary by industry or product line. Competitors include Emerson, Honeywell, Invensys, Metso Automation, Rockwell Automation, Schneider, Siemens, Voith, and Yokogawa Electric Corporation.

  Capital Expenditures

        The Process Automation division's capital expenditures for property, plant and equipment totaled $91 million in 2012, compared to $72 million and $76 million in 2011 and 2010, respectively. Principal investments in 2012 were in Turbocharging, Oil and Gas, and Measurement Products. Geographically, in 2012, Europe represented 75 percent of the capital expenditures, followed by Asia (12 percent), the Americas (8 percent) and the MEA (5 percent).

CAPITAL EXPENDITURES

        Total capital expenditures for property, plant and equipment and intangible assets (excluding intangibles acquired through business combinations) amounted to $1,293 million, $1,021 million and $840 million in 2012, 2011 and 2010, respectively. In 2012, 2011 and 2010, capital expenditures exceeded total depreciation and amortization expenses for the respective year.

        Capital expenditures in 2012 remained at a significant level in mature markets, reflecting the geographic distribution of our existing production facilities. Capital expenditures in Europe and North America in 2012 were driven primarily by upgrades and maintenance of existing production facilities, mainly in the United States, Sweden, Switzerland and Germany, as well as by new facilities, principally in Sweden, the United States and Switzerland. Capital expenditures in emerging markets increased in 2012 from 2011, with expenditures highest in China, Brazil, India and Poland, mainly for new facilities. Capital expenditures in emerging markets were mostly made to expand or build new facilities to increase the production capacity. The share of emerging markets capital expenditures as a percentage of total capital expenditures in 2012 and 2011 was 31 percent and 34 percent, respectively. In 2010, capital expenditures in Europe were primarily driven by maintenance and upgrades of existing production facilities to improve productivity, mainly in Switzerland, Sweden and Germany.

        Construction in progress for property, plant and equipment at December 31, 2012, was $627 million, mainly in Sweden, the United States, Switzerland, Germany and Brazil. Construction in progress for property, plant and equipment at December 31, 2011, was $548 million, mainly in Sweden, Switzerland, the United States, Brazil and China. Construction in progress for property, plant and equipment at December 31, 2010, was $447 million, mainly in Switzerland, Sweden, Germany, the United States, China and Poland.

        In 2013, we plan to decrease our capital expenditures but estimate the amount will be higher than our annual depreciation and amortization charge. We anticipate investments will be higher in the Americas and Asia but will decrease in Europe.

SUPPLIES AND RAW MATERIALS

        We purchase a variety of raw materials for use in our production and project execution processes. The primary materials used in our products, by weight, are copper, aluminum, carbon steel, mineral oil and various plastics. We also purchase a wide variety of fabricated products and electronic components. We operate a worldwide supply chain management network with employees dedicated to this function in our businesses and key countries. Our commodity teams on global, divisional and/or regional level take advantage of opportunities to leverage the scale of ABB and to optimize the efficiency of our supply networks, in a sustainable manner.

        Our supply chain management organization's activities have continued to expand in recent years, to:

  •
  pool and leverage procurement of materials and services,

  •
  provide transparency of ABB's global spending through a comprehensive performance and reporting system linked to all of our enterprise resource planning (ERP) systems,

  •
  strengthen ABB's supply chain network by implementing an effective commodity management structure and extensive competency-based training, and

  •
  monitor and develop our supply base to ensure sustainability, both in terms of materials and processes used.

        For many commodities we purchase, such as products based on steel, copper, aluminum and crude oil, continuing global economic growth in China and other emerging economies, coupled with the uncertainty of volatility in foreign exchange rates, led to significant fluctuations in raw material costs over the last few years. While we expect global commodity prices to remain highly volatile, some market volatility will be offset through the use of long-term contracts.

        We seek to mitigate the majority of our exposure to commodity price risk by entering into hedges. For example, we manage copper and aluminum price risk using principally swap contracts based on prices for these commodities quoted on leading exchanges. ABB's hedging policy is designed to safeguard margins by minimizing price volatility and providing a stable cost base during order execution. In addition to using hedging to reduce our exposure to fluctuations in raw materials prices, in some cases we can reduce this risk by incorporating changes in raw materials prices into the prices of our products (through price escalation clauses).

        During 2012, supply chain management personnel in our businesses, and in the countries in which we operate, along with the global commodities teams, continued to focus on component cost reduction efforts in all areas, while maintaining and improving quality and delivery performance.

        In August 2012, the United States Securities and Exchange Commission (SEC) issued its final rules regarding "Conflict Minerals", as required by section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. We are reviewing these rules to determine what changes may be required to our supply chain processes. We are committed to engage with our customers regarding their disclosure obligations as required by these "Conflict Minerals" rules and we will work with our suppliers to comply with these obligations.

 PATENTS AND TRADEMARKS

        As a technology-driven company, we believe that intellectual property rights are crucial to protect the assets of our business. Over the past ten years, we have substantially increased the number of first patent filings, and we intend to continue our aggressive approach to seeking patent protection. Currently, we have about 23,000 patent applications and registrations, of which more than 8,000 are pending applications. In addition to these patents, we have about 2,000 utility model and design applications and registrations, of which approximately 300 are pending applications. In 2012, we filed about 900 patent, utility model and design applications for approximately 1,500 new inventions. Based on our existing intellectual property strategy, we believe that we have adequate control over our core technologies. The "ABB" trademarks and logo are protected in all of the countries in which we operate. We aggressively defend our intellectual property rights to safeguard the reputation associated with the ABB technology and brand. While these intellectual property rights are fundamental to all of our businesses, none of our divisions are fully dependent on any single patent, utility model or design application.

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

        Our social and environmental efforts include:

  •
  regularly implementing sustainability objectives covering all relevant parts of our operations,

  •
  joining initiatives that foster economic, environmental, social and educational development, and strengthen observance of human rights in business practice,

  •
  making positive contributions in the communities where we operate so they will welcome us and consider ABB an attractive employer and a good investment,

  •
  offering our customers eco-efficient products that save energy and are safe to use, that optimize the use of natural resources, minimize waste and reduce environmental impact over their complete life cycles,

  •
  applying non-financial risk assessment to key business decision-making processes, and to projects,

  •
  sharing our latest technologies with emerging markets by, for example, helping customers in developing countries implement environmentally sound processes and technologies and providing environmental awareness and safety training,

  •
  ensuring that our operations and processes comply with applicable environmental and health and safety standards and social legislation. Specifically, every operating unit must implement an environmental management system that seeks to continuously improve its environmental performance and a health and safety management system that similarly seeks to continuously improve health and safety performance.

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

        To manage environmental aspects of our own operations, we have implemented environmental management systems according to the ISO 14001 standard at our manufacturing and service sites. For non-manufacturing sites we have implemented an adapted environmental management system in order to ensure management of environmental aspects and continual improvement of performance. Almost all of these sites currently work in compliance with the requirements of the standard (approximately 390 sites and offices) and our environmental management program now covers operations in 64 countries.

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

        In 2012, a total of 82 percent of our employees were covered by confirmed data gathered through ABB's formal environmental reporting system that is verified by an independent verification body. The operations of Thomas & Betts, acquired during 2012, are not yet covered by our environmental reporting. We expect that this reporting will be implemented in 2013. The remaining parts of our business that are not yet covered by our reporting system, mainly sales offices in countries where we do not perform manufacturing, have very limited environmental exposure. A total of 11 environmental incidents were reported in 2012, none of which had a material environmental impact.

        In 2012, a total of 89 percent of employees were covered by confirmed data gathered through ABB's formal social reporting system that is verified by an independent verification body. The operations of Thomas & Betts, are not yet covered by our social reporting. We expect that this reporting will be implemented in 2013. The remaining parts of our business that are not yet covered by our reporting system, mainly sales offices in countries where we do not perform manufacturing, have very limited social exposure.

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

        The U.S. Iran Threat Reduction and Syria Human Rights Act of 2012 requires U.S. listed companies to disclose information relating to certain transactions with Iran. In 2012, certain non-U.S. subsidiaries of ABB, in accordance with applicable laws, provided electrical equipment and site services to customers in the power and minerals sectors that are owned or controlled by the government of Iran. The gross revenues attributable to these deliveries and services in 2012 amounted to approximately $3 million and had a net profit of less than $0.5 million. In December 2012, ABB completed or exited all of its then remaining business in Iran. This concluded a process which started with ABB's decision in November 2007 to wind down its business in that country.

SIGNIFICANT SUBSIDIARIES

        ABB Ltd, Switzerland, is the ultimate parent company of the ABB Group, which comprises 377 consolidated operating and holding subsidiaries worldwide as of February 28, 2013. ABB Ltd's shares are listed on the SIX Swiss Exchange, the NASDAQ OMX Stockholm Exchange and the New York Stock Exchange (where its shares are traded in the form of ADS—each ADS representing one registered ABB share).

        The only consolidated subsidiary in the ABB Group with listed shares is ABB Limited, Bangalore, India, which is listed on the Bombay Stock Exchange and the National Stock Exchange of India.

        The following table sets forth, as of February 28, 2013, the name, country of incorporation and ownership interest of ABB Ltd, Switzerland, in its significant subsidiaries:

Company name / location	Country	ABB Interest %
ABB S.A., Buenos Aires	Argentina	100.00
ABB Australia Pty Limited, Sydney	Australia	100.00
ABB AG, Vienna	Austria	100.00
ABB N.V., Zaventem	Belgium	100.00
ABB Ltda., Osasco	Brazil	100.00
ABB Bulgaria EOOD, Sofia	Bulgaria	100.00
ABB Inc., St. Laurent, Quebec	Canada	100.00
ABB (China) Ltd., Beijing	China	100.00
Asea Brown Boveri Ltda., Bogotá	Colombia	100.00
ABB Ltd., Zagreb	Croatia	100.00
ABB s.r.o., Prague	Czech Republic	100.00
ABB A/S, Skovlunde	Denmark	100.00
ABB Ecuador S.A., Quito	Ecuador	96.87
Asea Brown Boveri S.A.E., Cairo	Egypt	100.00
ABB AS, Jüri	Estonia	100.00
ABB Oy, Helsinki	Finland	100.00
ABB S.A., Les Ulis	France	100.00
ABB AG, Mannheim	Germany	100.00
ABB Automation GmbH, Mannheim	Germany	100.00
ABB Automation Products GmbH, Ladenburg	Germany	100.00
ABB Beteiligungs- und Verwaltungsges. mbH, Mannheim	Germany	100.00
ABB Stotz-Kontakt GmbH, Heidelberg	Germany	100.00
Busch-Jaeger Elektro GmbH, Mannheim/Lüdenscheid	Germany	100.00
Asea Brown Boveri S.A., Metamorphossis Attica	Greece	100.00
ABB (Hong Kong) Ltd., Hong Kong	Hong Kong	100.00
ABB Engineering Trading and Service Ltd., Budapest	Hungary	100.00
ABB Limited, Bangalore	India	75.00
ABB Ltd, Dublin	Ireland	100.00
ABB Technologies Ltd., Tirat Carmel	Israel	99.99
ABB S.p.A., Milan	Italy	100.00
ABB K.K., Tokyo	Japan	100.00
ABB Ltd., Seoul	Korea, Republic of	100.00
ABB Holdings Sdn. Bhd., Subang Jaya	Malaysia	100.00
Asea Brown Boveri S.A. de C.V., San Luis Potosi S.L.P.	Mexico	100.00
ABB B.V., Rotterdam	Netherlands	100.00
ABB Finance B.V., Amsterdam	Netherlands	100.00
ABB Holdings B.V., Amsterdam	Netherlands	100.00
ABB Investments B.V., Amsterdam	Netherlands	100.00
ABB Limited, Auckland	New Zealand	100.00
ABB Holding AS, Billingstad	Norway	100.00
ABB S.A., Lima	Peru	97.60
ABB, Inc., Paranaque, Metro Manila	Philippines	100.00
ABB Sp. zo.o., Warsaw	Poland	99.89
ABB (Asea Brown Boveri), S.A., Paco de Arcos	Portugal	100.00
Asea Brown Boveri Ltd., Moscow	Russian Federation	100.00
ABB Contracting Company Ltd., Riyadh	Saudi Arabia	65.00

Company name / location	Country	ABB Interest %
ABB Holdings Pte. Ltd., Singapore	Singapore	100.00
ABB Holdings (Pty) Ltd., Longmeadow	South Africa	80.00
Asea Brown Boveri S.A., Madrid	Spain	100.00
ABB AB, Västerås	Sweden	100.00
ABB Norden Holding AB, Västerås	Sweden	100.00
ABB Asea Brown Boveri Ltd, Zurich	Switzerland	100.00
ABB Schweiz AG, Baden	Switzerland	100.00
ABB Technology Ltd., Zurich	Switzerland	100.00
ABB LIMITED, Bangkok	Thailand	100.00
ABB Elektrik Sanayi A.S., Istanbul	Turkey	99.95
ABB Ltd., Kiev	Ukraine	100.00
ABB Industries (L.L.C.), Dubai	United Arab Emirates	49.00
ABB Holdings Limited, Warrington	United Kingdom	100.00
ABB Limited, Warrington	United Kingdom	100.00
ABB Holdings Inc., Cary, NC	United States	100.00
ABB Inc., Cary, NC	United States	100.00
Baldor Electric Company, Fort Smith, AR	United States	100.00
Kuhlman Electric Corporation, Crystal Springs, MS	United States	100.00
Thomas & Betts Corporation, Knoxville, TN	United States	100.00

DESCRIPTION OF PROPERTY

        As of December 31, 2012, we occupy real estate in around 100 countries throughout the world. The facilities consist mainly of manufacturing plants, office buildings, research centers and warehouses. A substantial portion of our production and development facilities are situated in the United States, China, Germany, Sweden, Italy, Finland, Switzerland, Canada, India and Spain. We also own or lease other properties, including office buildings, warehouses, research and development facilities and sales offices in many countries. We own essentially all of the machinery and equipment used in our manufacturing operations.

        From time to time, we have a surplus of space arising from acquisitions, production efficiencies and/or restructuring of operations. Normally, we seek to sell such surplus space which may involve leasing property to third parties for an interim period.

        The net book value of our property, plant and equipment at December 31, 2012, was $5,947 million, of which machinery and equipment represented $2,691 million, land and buildings represented $2,629 million and construction in progress represented $627 million. We believe that our current facilities are in good condition and are adequate to meet the requirements of our present and foreseeable future industrial operations.

Item 4A.    Unresolved Staff Comments

        Not applicable.

Item 5.    Operating and Financial Review and Prospects

MANAGEMENT OVERVIEW

        During 2012, we continued to deliver power and automation solutions that help our customers meet the challenges of a rapidly-changing world. Foremost among these are climate change and the need to use electrical energy more efficiently and with less impact on the environment. We addressed the challenges in several ways, as described below.

        One is a long-term commitment to technology leadership in areas such as high-efficiency power transmission; automation and control systems to manage complex industrial processes using less energy; and technologies to capture the full potential of renewable energies, such as wind and solar power. In 2012, for example, we developed the world's first circuit breaker for HVDC. The breakthrough removes a 100-year-old barrier to the development of direct current (DC) transmission grids, which will facilitate the efficient integration and exchange of renewable energy. DC grids will also improve grid reliability and enhance the capability of existing alternating current (AC) networks. We also continued to develop new products that allow our industrial customers to use their production assets more efficiently, such as our new synchronous reluctance motor, miniature circuit breakers and laser-cutting robots.

        Another is our presence in more than 100 countries around the world. This allows us to meet the needs of our customers faster and with solutions that are better suited to their local requirements. It positions us to benefit from the rapid growth expected in the emerging markets in the coming years while also supporting our large and important markets in the world's mature economies. In 2012, we took significant actions to adjust our geographic and portfolio balance, especially with the acquisition of Thomas & Betts to further build our position in the large and growing North American market. Furthermore, our geographic scope provides us with access to a large pool of talented and highly qualified people from very diverse cultural and business backgrounds—a key competitive advantage. In 2012, we generated approximately half of our revenues from emerging markets. In addition, we recorded order increases of more than 10 percent in local currencies in large markets such as Brazil, Canada, the United States, Saudi Arabia and the United Kingdom.

        A third way is our ability to combine both power and automation technologies into packaged solutions that meet the needs of new growth sectors, such as integrating renewable energy into existing power grids, providing high-efficiency power and automation solutions to the global rail and marine transportation industries, and providing the infrastructure needed to rapidly charge electric vehicles. For example, in 2012 we embarked on a project to bring clean solar energy to South Africa through two photovoltaic power plants equipped with ABB inverters, specialized transformers and control software. Other key orders in 2012 included rail development projects in Brazil, India and Poland, fuel-efficient propulsion and control systems for large cruise vessels, and an order to provide a national electric vehicle charging network in Estonia. We view this convergence of power and automation technologies as a long-term trend for which ABB is well positioned.

        Economic uncertainties continued in 2012, especially on increasing concerns surrounding sovereign debt levels in Europe and the United States, rising inflation in some emerging economies and signs of economic slowdown in most regions. However, the broad scope of our business portfolio helped us mitigate some of these developments. For example, growth initiatives in Discrete Automation and Motion and in Low Voltage Products helped to offset early cycle weakness in these divisions. At the same time, we could build on our strong position in the later-cycle upstream oil and gas and minerals sectors to drive solid order growth in Process Automation. In 2012, we stabilized Power Products margins despite the challenging market environment through successful cost savings and productivity improvement measures as well as our ability to be more selective in the orders we take, thanks to our broad product and geographic scope. In December 2012, we announced the repositioning of our Power Systems division to focus on higher-margin products, systems, services and software activities, together with revised targets for that division. Our strong positions in fast-growing emerging markets and selected mature markets, our flexible global production base and technological leadership, as well as the operational improvements we continue to make in our businesses, also supported our business in 2012.

        Foremost among these improvements was the successful reduction of costs to adapt to changing demand. Savings in 2012 amounted to more than $1 billion and were principally achieved in three areas: making better use of global sourcing opportunities; eliminating operational and process inefficiencies; and optimizing our global footprint to match the geographic scope of our business with changing demand patterns, such as rapid growth in emerging markets. Our cost reduction program was key to maintaining profitability in a challenging environment.

Strategy 2011-2015

        In November 2011, we announced an updated strategy for the period 2011 to 2015, along with financial targets to measure our success in achieving them. The strategy is based on five priorities:

  •
  Drive competitiveness in our current markets by developing, producing, sourcing and selling to better match market needs, thereby profitably growing the business while increasing productivity and quality.

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

        In addition, we provided updated financial targets at the Group and divisional levels to measure our performance. Also in 2011, we modified our previous Group operational profitability target to Operational EBITDA as a percentage of operational revenues (Operational EBITDA margin) versus the previous measure of earnings before interest and taxes (EBIT) as a percentage of revenues (EBIT margin)—for a full definition see "Performance Measures" below. We believe this more accurately reflects the operational performance of the company during a phase of growth through acquisitions by eliminating some of the non-cash effects on earnings from acquisitions.

        Furthermore, we introduced a new target measure of cash return on invested capital (CROI) that we believe provides a more accurate reflection of our operational performance by focusing on cash returns, which are less prone to non-operational accounting adjustments that may be applied to EBIT from time to time. CROI is defined as the total of net cash provided by operating activities and interest paid, as a percentage of capital invested. Capital invested is defined as the total of fixed assets, net working capital and accumulated depreciation and amortization.

Outlook

        Our long-term growth drivers—such as the need for greater industrial productivity, more reliable and efficient power delivery and growth in renewables—remain in place. Shorter-term trends such as industrial production growth and government policy are expected to be the main determinants of demand in 2013.

        In a market environment in which near-term uncertainty is likely to remain, we will continue to focus on executing our large order backlog and taking advantage of our broad product and geographic scope to capture profitable growth opportunities in line with our 2011-2015 targets.

        This will be supported by our ongoing initiatives to improve margins and project selection and execution. Growing service revenues, securing the synergies from recent acquisitions, increasing customer satisfaction and successfully commercializing our pipeline of innovative technologies will remain important contributors to our growth and profitability targets.

        We will continue to strive for a 3-5 percent improvement in cost of sales every year through cost savings and productivity improvements such as supply management, better quality and higher returns on investments in sales and research and development. We remain committed to paying a steadily rising, sustainable annual dividend over time and improving returns on our capital investments in both organic and inorganic growth.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

General

        We prepare our Consolidated Financial Statements in accordance with U.S. GAAP and present the same in United States dollars unless otherwise stated.

        The preparation of our financial statements requires us to make assumptions and estimates that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis, including, but not limited to, those related to: costs expected to be incurred to complete projects; costs of product guarantees and warranties; provisions for bad debts; recoverability of inventories, investments, fixed assets, goodwill and other intangible assets; the fair values of assets and liabilities assumed in business combinations; income tax related expenses and accruals; provisions for restructuring; gross profit margins on long-term construction-type contracts; pensions and other postretirement benefit assumptions and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from our estimates and assumptions.

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

        Revenues under long-term construction-type contracts are generally recognized using the percentage-of-completion method of accounting. We principally use the cost-to-cost method to measure progress towards completion on contracts. Under this method, progress of contracts is measured by actual costs incurred in relation to management's best estimate of total estimated costs, which are reviewed and updated routinely for contracts in progress. The cumulative effect of any change in estimate is recorded in the period when the change occurs.

        The percentage-of-completion method of accounting involves the use of assumptions and projections, principally relating to future material, labor and overhead costs. As a consequence, there is a risk that total contract costs will exceed those we originally estimated and the margin will decrease or the long-term construction-type contract may become unprofitable. This risk increases if the duration of a contract increases because there is a higher probability that the circumstances upon which we originally developed estimates will change, resulting in increased costs that we may not recover. Factors that could cause costs to increase include:

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

        We offer multiple element arrangements to meet our customers' needs. These arrangements may involve the delivery of multiple products and/or performance of services (such as installation and training) and the delivery and/or performance may occur at different points in time or over different periods of time. Deliverables of such multiple element arrangements are evaluated to determine the unit of accounting and if certain criteria are met, we allocate revenues to each unit of accounting based on its relative selling price. A hierarchy of selling prices is used to determine the selling price of each specific deliverable that includes VSOE (if available), third-party evidence (if VSOE is not available), or estimated selling price if neither of the first two is available. The estimated selling price reflects our best estimate of what the selling prices of elements would be if the elements were sold on a stand-alone basis. Revenue is allocated between the elements of an arrangement consideration at the inception of the arrangement. Such arrangements generally include industry-specific performance and termination provisions, such as in the event of substantial delays or non-delivery.

        Revenues are reported net of customer rebates and similar incentives. Taxes assessed by a governmental authority that are directly imposed on revenue-producing transactions between us and our customers, such as sales, use, value-added and some excise taxes, are excluded from revenues.

        These revenue recognition methods require the collectability of the revenues recognized to be reasonably assured. When recording the respective accounts receivable, allowances are calculated to estimate those receivables that will not be collected. These reserves assume a level of default based on historical information, as well as knowledge about specific invoices and customers. The risk remains that a different number of defaults will occur than originally estimated. As such, the amount of revenues recognized might exceed or fall below the amount which will be collected, resulting in a change in earnings in the future. The risk of deterioration is likely to increase during periods of significant negative industry, economic or political trends.

        As a result of the above policies, judgment in the selection and application of revenue recognition methods must be made.

Contingencies

        As more fully described in "Item 8. Financial Information—Legal Proceedings" and in "Note 15 Commitments and contingencies" to our Consolidated Financial Statements, we are subject to proceedings, litigation or threatened litigation and other claims and inquiries related to environmental, labor, product, regulatory, tax (other than income tax) and other matters. We are required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue, often with assistance from both internal and external legal counsel and technical experts. The required amount of a provision for a contingency of any type may change in the future due to new developments in the particular matter, including changes in the approach to its resolution.

        We record provisions for our contingent obligations when it is probable that a loss will be incurred and the amount can be reasonably estimated. Any such provision is generally recognized on an undiscounted basis using our best estimate of the amount of loss or at the lower end of an estimated range when a single best estimate is not determinable. In some cases, we may be able to recover a portion of the costs relating to these obligations from insurers or other third parties; however, we record such amounts only when it is probable that they will be collected.

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

Pension and other postretirement benefits

        As more fully described in "Note 17 Employee benefits" to our Consolidated Financial Statements, we have a number of defined benefit pension and other postretirement plans and recognize an asset for a plan's overfunded status or a liability for a plan's underfunded status in our Consolidated Balance Sheets. We measure such a plan's assets and obligations that determine its funded status as of the end of the year. Changes in the funded status are reported in "Accumulated other comprehensive loss" and as a separate component of stockholders' equity.

        We recognize actuarial gains and losses gradually over time. Any cumulative unrecognized actuarial gain or loss that exceeds 10 percent of the greater of the present value of the projected benefit obligation (PBO) and the fair value of plan assets is recognized in earnings over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognized.

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

        Holding all other assumptions constant, a 0.25 percentage-point decrease in the discount rate would have increased the PBO related to our defined benefit pension plans by $414 million, while a 0.25 percentage-point increase in the discount rate would have decreased the PBO related to our defined benefit pension plans by $391 million.

        The expected return on plan assets is reviewed regularly and considered for adjustment annually based on current and expected asset allocations and represents the long-term return expected to be achieved. Decreases in the expected return on plan assets result in an increase to pension costs. An increase or decrease of 0.25 percentage-points in the expected long-term rate of asset return would have decreased or increased, respectively, the net periodic benefit cost in 2012 by $22 million.

        The funded status, which can increase or decrease based on the performance of the financial markets or changes in our assumptions, does not represent a mandatory short-term cash obligation. Instead, the funded status of a defined benefit pension plan is the difference between the PBO and the fair value of the plan assets. At December 31, 2012, our defined benefit pension plans were $1,781 million underfunded compared to an underfunding of $950 million at December 31, 2011. Our other postretirement plans were underfunded by $281 million and $260 million at December 31, 2012 and 2011, respectively.

        We have multiple non-pension postretirement benefit plans. Our health care plans are generally contributory with participants' contributions adjusted annually. For purposes of estimating our health-care costs, we have assumed health-care cost increases to be 8.60 percent per annum for 2013, gradually declining to 5 percent per annum by 2028 and to remain at that level thereafter.

Income taxes

        In preparing our Consolidated Financial Statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. Tax expense from continuing operations is reconciled from the weighted-average global tax rate, rather than from the Swiss domestic statutory tax rate, as (i) the parent company of the ABB Group, ABB Ltd, is domiciled in Switzerland. Income which has been generated in jurisdictions outside of Switzerland (hereafter "foreign jurisdictions") and has already been subject to corporate income tax in those foreign jurisdictions is, to a large extent, tax exempt in Switzerland. Therefore, generally no or only limited Swiss income tax has to be provided for on the repatriated earnings of foreign subsidiaries. There is no requirement in Switzerland for a parent company of a group to file a tax return of the group determining domestic and foreign pre-tax income, and (ii) our consolidated income from continuing operations is predominantly earned outside of Switzerland, and therefore corporate income tax in foreign jurisdictions largely determines our global tax rate.

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

        We operate in numerous tax jurisdictions and, as a result, are regularly subject to audit by tax authorities. We provide for tax contingencies whenever it is deemed more likely than not that a tax asset has been impaired or a tax liability has been incurred for events such as tax claims or changes in tax laws. Contingency provisions are recorded based on the technical merits of our filing position, considering the applicable tax laws and Organisation for Economic Co-operation and Development (OECD) guidelines and are based on our evaluations of the facts and circumstances as of the end of each reporting period. Changes in the facts and circumstances could result in a material change to the tax accruals. Although we believe that our tax estimates are reasonable and that appropriate tax reserves have been made, the final determination of tax audits and any related litigation could be different than that which is reflected in our income tax provisions and accruals.

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

        Critical estimates in valuing certain intangible assets include but are not limited to: future expected cash flows of the acquired business, brand awareness, customer retention, technology obsolescence and discount rates.

        In addition, uncertain tax positions and tax-related valuation allowances assumed in connection with a business combination are initially estimated at the acquisition date. We reevaluate these items quarterly, based upon facts and circumstances that existed at the acquisition date with any adjustments to our preliminary estimates being recorded to goodwill provided that we are within the twelve-month measurement period. Subsequent to the measurement period or our final determination of the tax allowance's or contingency's estimated value, whichever comes first, changes to these uncertain tax positions and tax-related valuation allowances will affect our provision for income taxes in our Consolidated Income Statements and could have a material impact on our results of operations and financial position. The fair values assigned to the intangible assets acquired are described in "Note 3 Acquisitions and increases in controlling interests" as well as "Note 11 Goodwill and other intangible assets", to our Consolidated Financial Statements.

Goodwill and other intangible assets

        We review goodwill for impairment annually as of October 1, or more frequently if events or circumstances indicate the carrying value may not be recoverable. In 2012, as a result of an accounting standard update, we changed our approach to determining whether goodwill is impaired. Consistent with the update, we have elected to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Based on the results of this qualitative assessment, we would only perform a two-step quantitative goodwill impairment test if we conclude that it is more likely than not that the fair value of a reporting unit is less than its carrying amount.

        Our reporting units are the same as our business divisions for Power Products, Power Systems, Discrete Automation and Motion, and Low Voltage Products. For Process Automation, we determined the reporting units to be one level below the division, as the different products produced or services provided by this division do not share sufficiently similar economic characteristics to permit testing of goodwill on a total division level.

        When performing the qualitative assessment, we first determine, for each reporting unit, factors which would affect the fair value of those reporting units including: (i) macroeconomic conditions related to the business, (ii) industry and market trends, and (iii) the overall future financial performance and future opportunities in the markets in which the business operates.

        We then consider how these factors would impact the most recent quantitative analysis of the reporting unit's fair value. Key assumptions in determining the value of the reporting unit include the projected level of business operations, the weighted-average cost of capital, the income tax rate and the terminal growth rate.

        If, after performing the qualitative assessment, we conclude that events or circumstances have occurred which would indicate that it is more likely than not that the fair value of the reporting unit is less than its carrying value, we would perform the two-step quantitative impairment test. In the first step, we would calculate the fair value of the reporting unit (using an income approach whereby the fair value is calculated based on the present value of future cash flows applying a discount rate that represents our weighted-average cost of capital) and compare it to its carrying value. Where the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and no further testing is performed. However, if the carrying value of the net assets assigned to the reporting unit is equal to or exceeds the reporting unit's fair value, we would perform the second step of the impairment test. In the second step, we determine the implied fair value of the reporting unit's goodwill and compare it to the carrying value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill were to exceed its implied fair value, then we would record an impairment loss equal to the difference. Any goodwill impairment losses would be recorded as a separate line item in the income statement in continuing operations, unless related to a discontinued operation, in which case the losses would be recorded in "Income from discontinued operations, net of tax".

        In 2012, we performed a qualitative assessment and determined that it was not more likely than not that the fair value for each of our reporting units was below the carrying value. As a result, we concluded that it was not necessary to perform the two-step quantitative impairment test. In 2011 and 2010, prior to adopting the accounting standard updated allowing us to perform a qualitative assessment, we performed the first step of the two-step impairment test on all reporting units. As the fair values of all reporting units, in both years, exceeded their carrying values, we determined that none of the reporting units was at "risk" of failing the goodwill impairment test. Consequently, the second step of the impairment test was not performed and we concluded goodwill was not impaired.

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

RESEARCH AND DEVELOPMENT

        Each year, we invest significantly in research and development. Our research and development focuses on developing and commercializing the technologies of our businesses that are of strategic importance to our future growth. In 2012, 2011 and 2010, we invested $1,464 million, $1,371 million and $1,082 million, respectively, or approximately 3.7 percent, 3.6 percent, and 3.4 percent, respectively, of our annual consolidated revenues on research and development activities. We also had expenditures of $282 million, $338 million and $253 million, respectively, or approximately 0.7 percent, 0.9 percent, and 0.8 percent, respectively, of our annual consolidated revenues in 2012, 2011 and 2010, on order-related development activities. These are customer- and project-specific development efforts that we undertake to develop or adapt equipment and systems to the unique needs of our customers in connection with specific orders or projects. Order-related development amounts are initially recorded in inventories as part of the work in process of a contract and then are reflected in cost of sales at the time revenue is recognized in accordance with our accounting policies.

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

        Our research and development strategy focuses on three objectives: (i) to monitor and develop emerging technologies and create an innovative, sustainable technology base for ABB, (ii) to develop technology platforms that enable efficient product design for our power and automation customers, and (iii) to create the next generation of power and automation products and systems that we believe will be the engines of profitable growth.

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

ACQUISITIONS AND INVESTMENTS

Acquisitions

        During 2012, 2011 and 2010, ABB invested $3,643 million, $3,805 million and $1,275 million in 9, 10 and 9 new businesses, respectively. The amounts exclude changes in cost and equity investments.

        The principal acquisition in 2012 was Thomas & Betts, which was acquired in May 2012. Thomas & Betts designs, manufactures and markets components used to manage the connection, distribution, transmission and reliability of electrical power in industrial, construction and utility applications. The complementary combination of Thomas & Betts' electrical components and ABB's low-voltage protection, control and measurement products creates a broader low-voltage portfolio (in our Low Voltage Products division) that can be distributed through Thomas & Betts' network of more than 6,000 distributor locations and wholesalers in North America, and through ABB's well-established distribution channels in Europe and Asia.

        The principal acquisition in 2011 was Baldor Electric Company (Baldor), acquired in January 2011. Baldor markets, designs and manufactures industrial electric motors, mechanical power transmission products, drives and generators. The acquisition broadens the product offering of our Discrete Automation and Motion division, closing the gap in our automation portfolio in North America by adding Baldor's NEMA motors product line, as well as adding Baldor's growing mechanical power transmission business.

        The principal acquisition in 2010 was the Ventyx group (Ventyx). In June 2010, we acquired all of the shares of Ventyx Inc., Ventyx Software Inc. and Ventyx Dutch Holding B.V., representing substantially all of the revenues, assets and liabilities of Ventyx. Ventyx provides software solutions to global energy, utility, communications and other asset intensive businesses and was integrated into the network management business within the Power Systems division to form a single unit for energy management software solutions.

        For more information on our acquisitions, see "Note 3 Acquisitions and increases in controlling interests" to our Consolidated Financial Statements.

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

EXCHANGE RATES

        We report our financial results in U.S. dollars. Due to our global operations, a significant amount of our revenues, expenses, assets and liabilities are denominated in other currencies. As a consequence, movements in exchange rates between currencies may affect: (i) our profitability, (ii) the comparability of our results between periods, and (iii) the reported carrying value of our assets and liabilities.

        We translate non-USD denominated results of operations, assets and liabilities to USD in our Consolidated Financial Statements. Balance sheet items are translated to USD using year-end currency exchange rates. Income statement and cash flow items are translated to USD using the relevant monthly average currency exchange rate.

        Increases and decreases in the value of the USD against other currencies will affect the reported results of operations in our Consolidated Income Statements and the value of certain of our assets and liabilities in our Consolidated Balance Sheets, even if our results of operations or the value of those assets and liabilities have not changed in their original currency. Because of the impact foreign exchange rates have on our reported results of operations and the reported value of our assets and liabilities, changes in foreign exchange rates could significantly affect the comparability of our reported results of operations between periods and result in significant changes to the reported value of our assets, liabilities and stockholders' equity, as has been the case during the period from 2010 through 2012.

        While we operate globally and report our financial results in USD, exchange rate movements between the USD and both the euro and the Swiss franc are of particular importance to us due to (i) the location of our significant operations and (ii) our corporate headquarters being in Switzerland.

        The exchange rates between the USD and the EUR and the USD and the CHF at December 31, 2012, 2011 and 2010, were as follows:

Exchange rates into $	2012	2011	2010
EUR 1.00	1.32	1.29	1.34
CHF 1.00	1.09	1.06	1.07

        The average exchange rates between the USD and the EUR and the USD and the CHF for the years ended December 31, 2012, 2011 and 2010, were as follows:

Exchange rates into $	2012	2011	2010
EUR 1.00	1.29	1.39	1.33
CHF 1.00	1.07	1.13	0.97

        When we incur expenses that are not denominated in the same currency as the related revenues, foreign exchange rate fluctuations could affect our profitability. To mitigate the impact of exchange rate movements on our profitability, it is our policy to enter into forward foreign exchange contracts to manage the foreign exchange transaction risk of our operations.

        In 2012, approximately 84 percent of our consolidated revenues were reported in currencies other than USD. The following percentages of consolidated revenues were reported in the following currencies:

  •
  Euro, approximately 21 percent,

  •
  Chinese renminbi, approximately 10 percent,

  •
  Canadian dollar, approximately 6 percent,

  •
  Swedish krona, approximately 6 percent, and

  •
  Swiss franc, approximately 5 percent.

        In 2012, approximately 83 percent of our cost of sales and selling, general and administrative expenses were reported in currencies other than USD. The following percentages of consolidated cost of sales and selling, general and administrative expenses were reported in the following currencies:

  •
  Euro, approximately 20 percent,

  •
  Chinese renminbi, approximately 9 percent,

  •
  Canadian dollar, approximately 6 percent, and

  •
  Swedish krona, approximately 5 percent.

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

        The discussion of our results of operations below provides certain information with respect to orders, revenues, EBIT and other measures as reported in USD (as well as in local currencies). We measure period-to-period variations in local currency results by using a constant foreign exchange rate for all periods under comparison. Differences in our results of operations in local currencies as compared to our results of operations in USD are caused exclusively by changes in currency exchange rates.

        While we consider our results of operations as measured in local currencies to be a significant indicator of business performance, local currency information should not be relied upon to the exclusion of U.S. GAAP financial measures. Instead, local currencies reflect an additional measure of comparability and provide a means of viewing aspects of our operations that, when viewed together with the U.S. GAAP results and our reconciliations, provide a more complete understanding of factors and trends affecting the business. As local currency information is not standardized, it may not be possible to compare our local currency information to other companies' financial measures that have the same or a similar title. We encourage investors to review our financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure.

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

        The undiscounted value of revenues we expect to generate from our orders at any point in time is represented by our order backlog. Approximately 16 percent of the value of total orders we recorded in 2012 were "large orders," which we define as orders from third parties involving a value of at least $15 million for products or services. Approximately 55 percent of the total value of large orders in 2012 were recorded by our Power Systems division and approximately 29 percent in our Process Automation division. The Power Products as well as Discrete Automation and Motion divisions accounted for the remainder of the total large orders recorded during 2012. The remaining portion of total orders recorded in 2012 was "base orders," which we define as orders from third parties with a value of less than $15 million for products or services.

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

        Operational EBITDA represents EBIT excluding depreciation and amortization, restructuring and restructuring-related expenses, adjusted for the following: (i) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, (iii) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities), (iv) acquisition-related expenses, and (v) certain non-operational items.

        Operational revenues are total revenues adjusted for the following: (i) unrealized gains and losses on derivatives, (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables (and related assets).

        See "Note 23 Operating segment and geographic data" to our Consolidated Financial Statements for a reconciliation of Operational EBITDA to EBIT.

ANALYSIS OF RESULTS OF OPERATIONS

        Our consolidated results from operations were as follows:

($ in millions, except per share data in $)	2012	2011	2010
Orders	40,232	40,210	32,681
Order backlog at December 31,	29,298	27,508	26,193
Revenues	39,336	37,990	31,589
Cost of sales	(27,958)	(26,556)	(22,060)

Gross profit	11,378	11,434	9,529
Selling, general and administrative expenses	(5,756)	(5,373)	(4,615)
Non-order related research and development expenses	(1,464)	(1,371)	(1,082)
Other income (expense), net	(100)	(23)	(14)

Earnings before interest and taxes	4,058	4,667	3,818
Net interest and other finance expense	(220)	(117)	(78)
Provision for taxes	(1,030)	(1,244)	(1,018)

Income from continuing operations, net of tax	2,808	3,306	2,722
Income from discontinued operations, net of tax	4	9	10

Net income	2,812	3,315	2,732
Net income attributable to noncontrolling interests	(108)	(147)	(171)

Net income attributable to ABB	2,704	3,168	2,561

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	2,700	3,159	2,551
Net income	2,704	3,168	2,561
Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	1.18	1.38	1.12
Net income	1.18	1.38	1.12
Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	1.18	1.38	1.11
Net income	1.18	1.38	1.12

        A more detailed discussion of the orders, revenues, Operational EBITDA and EBIT for our divisions follows in the sections of "Divisional analysis" below entitled "Power Products," "Power Systems," "Discrete Automation and Motion," "Low Voltage Products," "Process Automation" and "Corporate and Other." Orders and revenues of our divisions include interdivisional transactions which are eliminated in the "Corporate and Other" line in the tables below.

Orders

				% Change
($ in millions)	2012	2011	2010	2012	2011
Power Products	11,040	11,068	9,778	—	13%
Power Systems	7,973	9,278	7,896	(14)%	18%
Discrete Automation and Motion	9,625	9,566	5,862	1%	63%
Low Voltage Products	6,720	5,364	4,686	25%	14%
Process Automation	8,704	8,726	7,383	—	18%

Operating divisions	44,062	44,002	35,605	—	24%
Corporate and Other(1)	(3,830)	(3,792)	(2,924)	n.a.	n.a.

Total	40,232	40,210	32,681	—	23%

(1)
Includes interdivisional eliminations

        In 2012, total order volume remained on the same level as 2011 (increased 4 percent in local currencies and was steady, in local currencies, excluding Thomas & Betts) despite challenging markets.

        In 2012, orders in the Power Products division were flat compared to the previous year (increased 3 percent in local currencies) as the distribution sector remained stable and industrial demand was supported by demand from the oil and gas sector. In the Power Systems division, orders declined 14 percent (10 percent in local currencies) as capital expenditures in power infrastructure continued to be restrained due to ongoing economic uncertainties, especially in certain mature economies. Transmission utilities are investing selectively, with emerging markets focusing on capacity addition and mature markets focusing mainly on existing grid upgrades. Order growth slowed to 1 percent (4 percent in local currencies) in the Discrete Automation and Motion division following a double-digit growth rate in 2011, reflecting the generally low growth in industrial production in most markets and weakness in the renewable energy sector in 2012. Orders were 25 percent higher in the Low Voltage Products division (29 percent in local currencies) mainly due to Thomas & Betts (flat in local currencies excluding Thomas & Betts). The Process Automation division's orders reached the prior year's level (increase of 4 percent in local currencies) supported by demand from the oil and gas and the mining sectors.

        Base orders growth slowed in the first half of the year as economic growth remained under pressure, however base orders remained on the previous year's level primarily driven by demand for industrial automation and energy-saving equipment. In the second half of 2012, base orders increased moderately due to Thomas & Betts. During 2012, base orders grew 3 percent (6 percent in local currencies or 1 percent, in local currencies, excluding Thomas & Betts). Following the double-digit growth in 2011, large orders in 2012 decreased 11 percent (7 percent in local currencies) as fewer large projects were recorded in the power divisions.

        In 2011, total order volume increased 23 percent (18 percent in local currencies, 11 percent excluding Baldor). Customer investments to increase operational efficiency and services translated into higher orders for the automation divisions, where the pace of order growth in the second half of 2011 slowed versus the growth rates of the first half of the year. The need to strengthen power distribution networks, driven in part by industrial growth in emerging markets, as well as the integration of renewable energy supplies into power grids, lifted orders in the power businesses.

        In 2011, orders in the Power Products division grew 13 percent (8 percent in local currencies) and were higher in all businesses. The order increase was driven primarily by continued strength in the industrial and power distribution sectors as well as large orders in the transmission sector. Continuing investments in grid upgrades and the integration of renewable energy sources fuelled an 18 percent

(12 percent in local currencies) orders increase in the Power Systems division. In August 2011, ABB won its largest-ever power transmission order, worth around $1 billion, to supply a power link connecting offshore North Sea wind farms to the German mainland grid. The strong growth in the Discrete Automation and Motion division reflected continued demand for energy-efficient automation solutions leading to an increase in orders of 63 percent (57 percent in local currencies, 21 percent excluding Baldor). While all businesses contributed to the increase in orders in that division, Robotics and Power Electronics posted the highest growth rates. Orders were 14 percent higher in Low Voltage Products (9 percent in local currencies), mainly on increased demand for low-voltage systems to improve electrical efficiency in industry. Order growth slowed in that division in the second half of the year on a combination of more difficult comparisons with the strong growth recorded in 2010, slowing demand in most early-cycle industries and cutback in renewable investments compared to the previous year. The Process Automation division saw orders up 18 percent (12 percent in local currencies), mainly on continuing demand from the oil and gas and related marine industry. Service orders in Process Automation grew at a double-digit pace as well.

        Base orders grew significantly in the first half of 2011, as the global economic upturn continued. Although the development slowed in the second half of the year amid increased uncertainties about the global macroeconomic outlook, growth rates remained double digit. For ABB as a whole, base orders grew 21 percent (16 percent in local currencies), as all divisions reported an increase in base orders in 2011. Additionally, a number of sizeable projects in the tender backlog materialized into large orders, which led to significant growth in the year. After a decline in 2010, large orders rebounded and grew 32 percent (25 percent in local currencies).

        We determine the geographic distribution of our orders based on the location of the customer, which may be different from the ultimate destination of the products' end use. The geographic distribution of our consolidated orders was as follows:

				% Change
($ in millions)	2012	2011	2010	2012	2011
Europe	13,512	15,202	13,781	(11)%	10%
The Americas	12,152	9,466	6,223	28%	52%
Asia	10,346	12,103	8,720	(15)%	39%
Middle East and Africa	4,222	3,439	3,957	23%	(13)%

Total	40,232	40,210	32,681	—	23%

        In 2012, orders grew 28 percent (32 percent in local currencies) in the Americas due to Thomas & Betts, as well as on organic growth in existing businesses. The U.S. recorded higher orders in every division. Additionally, Canada and Brazil remained significant growth areas in this region. In Asia, orders were down 15 percent (13 percent in local currencies) primarily on lower large orders from the power sector in China and India, as well as from the marine sector in South Korea. Europe declined 11 percent (6 percent in local currencies) despite increases in Finland and the U.K., as a $1 billion offshore wind order in Germany received in 2011 was not repeated in 2012, as well as on lower orders in Sweden, Norway and Italy. Orders grew in MEA by 23 percent (28 percent in local currencies) on large orders from the power sector in Saudi Arabia, solar power orders in South Africa as well as orders from the oil and gas sector in Oman.

        Orders in 2011 grew in the Americas 52 percent (50 percent in local currencies) driven by Baldor, as well as by organic growth. The U.S., Canada and Brazil were the main growth drivers in this region, as Brazil recorded large orders in the Power Systems division, as well as in the Power Automation division from the oil and gas and minerals sectors. In Asia, orders were up 39 percent (32 percent in local currencies) on double-digit growth in all divisions. In China, large orders for the Power Systems and Power Products divisions, as well as base order growth in the Discrete Automation and Motion, and Low Voltage Products divisions drove significant order growth. India returned to double-digit order growth after a contraction in 2010 and South Korea recorded large orders from the marine sector. Europe grew 10 percent (4 percent in local currencies), on growth in the industrial sectors. Additionally, a large order for offshore wind farm connection in Germany was repeated in 2011 (at a higher amount than in 2010) and Norway won large orders in the oil and gas sector. Order volumes decreased in the MEA by 13 percent (15 percent in local currencies) as large orders from the power sector in Saudi Arabia and from the oil and gas sector in Congo were offset by a lower orders level in the Power Systems division in Kuwait, Qatar and the United Arab Emirates.

Order backlog

	December 31,			% Change
($ in millions)	2012	2011	2010	2012	2011
Power Products	8,493	8,029	7,930	6%	1%
Power Systems	12,107	11,570	10,929	5%	6%
Discrete Automation and Motion	4,426	4,120	3,350	7%	23%
Low Voltage Products	1,117	887	838	26%	6%
Process Automation	6,416	5,771	5,530	11%	4%

Operating divisions	32,559	30,377	28,577	7%	6%
Corporate and Other(1)	(3,261)	(2,869)	(2,384)	n.a.	n.a.

Total	29,298	27,508	26,193	7%	5%

(1)
Includes interdivisional eliminations

        In 2012, order backlog increased 7 percent (5 percent in local currencies) compared to 2011. The order backlog in the Power Products division grew in all businesses in 2012. The Power Systems division also increased its order backlog despite a lower level of large orders. Although global economic conditions remained challenging, order backlog increased in 2012 in the Discrete Automation and Motion division. While the Low Voltage Products division grew, a substantial portion of the increase in the order backlog was due to Thomas & Betts. The order backlog in the Process Automation division grew on orders from the mining as well as the oil and gas sectors.

        In 2011, orders grew at a higher rate than revenues leading to an increase in group order backlog by 5 percent (9 percent in local currencies) compared to 2010. The increase in order backlog in the Power Systems division is largely based on large orders for grid upgrades and the integration of renewable energy sources. The order backlog in the Power Products division grew slightly in 2011 after a decline in 2010. Despite slowing growth in global industrial demand in the second half of 2011, order backlog in the Discrete Automation and Motion division, only partly driven by the Baldor acquisition, and in the Low Voltage Products division continued to grow in 2011. The Process Automation division benefited from large orders in the oil and gas related marine sectors, which increased order backlog.

Revenues

				% Change
($ in millions)	2012	2011	2010	2012	2011
Power Products	10,717	10,869	10,199	(1)%	7%
Power Systems	7,852	8,101	6,786	(3)%	19%
Discrete Automation and Motion	9,405	8,806	5,617	7%	57%
Low Voltage Products	6,638	5,304	4,554	25%	16%
Process Automation	8,156	8,300	7,432	(2)%	12%

Operating divisions	42,768	41,380	34,588	3%	20%
Corporate and Other(1)	(3,432)	(3,390)	(2,999)	n.a.	n.a.

Total	39,336	37,990	31,589	4%	20%

(1)
Includes interdivisional eliminations

        Revenues in 2012 increased 4 percent (7 percent in local currencies) based on a solid order level recorded in the previous year, as well as on the impact of Thomas & Betts. Excluding Thomas & Betts, revenues were steady, decreasing 1 percent despite a difficult economic environment (increase of 3 percent in local currencies).

        Revenues in the Power Products division declined 1 percent (increased 2 percent in local currencies) impacted by lower revenues from the Transformers business. In the Power Systems division, revenues were 3 percent lower but increased 2 percent in local currencies, as orders recorded in the previous year were executed and translated into revenues. Revenues rose 7 percent (10 percent in local currencies) in the Discrete Automation and Motion division, as the Robotics business continued to grow at a double-digit rate in 2012. In the Low Voltage Products division, revenues grew 25 percent (29 percent in local currencies); excluding Thomas & Betts, revenues decreased 4 percent (stable in local currencies) following double-digit growth in 2011. Revenues in the Process Automation division were 2 percent lower but increased 2 percent in local currencies supported by demand from oil and gas related sectors, while revenues declined in other businesses such as Turbochargers and Full Service.

        Revenues in 2011 increased 20 percent (15 percent in local currencies) on the back of strong orders recorded in the previous year as well as on improving revenues from early-cycle business in the first half of the year. Excluding Baldor, revenues increased 14 percent (9 percent in local currencies).

        In 2011, revenues in the Power Products division increased 7 percent (2 percent in local currencies) following two years of revenue declines, mainly on growth in Medium-Voltage Products but also on higher revenues in Transformers and High-Voltage Products. In the Power Systems division, revenues increased 19 percent (14 percent in local currencies) on the successful execution of large orders placed in the previous year in the Grid Systems and Power Generation businesses. Revenues rose 57 percent (51 percent in local currencies) in the Discrete Automation and Motion division and 22 percent (16 percent in local currencies) excluding Baldor. The Robotics business confirmed the turnaround seen in 2010 and grew at a double-digit pace in 2011. Revenues growth softened in the second half of the year in the Low Voltage Products division resulting in 16 percent higher revenues in 2011 (11 percent in local currencies) compared to the previous year. Revenues in the Process Automation division, which is later in the economic cycle, were 12 percent (6 percent in local currencies) higher, supported by solid orders received in Minerals, Pulp and Paper, Turbochargers and Oil and Gas businesses.

        We determine the geographic distribution of our revenues based on the location of the customer, which may be different from the ultimate destination of the products' end use. The geographic distribution of our consolidated revenues was as follows:

				% Change
($ in millions)	2012	2011	2010	2012	2011
Europe	14,073	14,657	12,378	(4)%	18%
The Americas	10,699	9,043	6,213	18%	46%
Asia	10,750	10,136	8,872	6%	14%
Middle East and Africa	3,814	4,154	4,126	(8)%	1%

Total	39,336	37,990	31,589	4%	20%

        In 2012, revenues in Europe decreased 4 percent (increased 2 percent in local currencies), despite growth in the Discrete Automation and Motion division, as the other divisions recorded lower revenues. Growth in Germany, Sweden, Norway and the United Kingdom was offset by declines in Italy, France and Spain. Revenues from the Americas increased 18 percent (20 percent in local currencies and 4 percent, in local currencies, excluding Thomas & Betts) on higher industrial demand for the automation divisions. The U.S. grew 25 percent (8 percent excluding Thomas & Betts), while Brazil recorded lower revenues than in the previous year. Revenues from Asia increased 6 percent (8 percent in local currencies) on growth in all divisions. Within this region, revenues in South Korea grew on the execution of large marine orders, while China recorded stable revenues and India recorded lower revenues. Revenues in MEA declined 8 percent (5 percent in local currencies) on lower revenues generated in the power and the oil and gas sectors in the region.

        In 2011, revenues in Europe grew 18 percent (11 percent in local currencies) on the execution of large Power Systems orders, as well as on demand for automation products across the region. Revenues from the Americas increased 46 percent (43 percent in local currencies and 14 percent, in local currencies, excluding Baldor). In the U.S., industrial demand grew significantly and the transmission and distribution markets recovered from a low level, while Brazil revenues grew on the execution of large orders. Revenues from Asia increased 14 percent (9 percent in local currencies) on growth from the industrial automation sector in China and India. Revenues in MEA increased 1 percent, however declined 2 percent in local currencies. Weaker large orders in the previous year lead to a decline in revenues in the utilities and oil and gas sector, which offset higher revenues from the other industrial automation sectors.

Cost of sales

        Cost of sales consists primarily of labor, raw materials and components but also includes expenses for warranties, contract losses and project penalties, as well as order-related development expenses incurred in connection with projects for which corresponding revenues have been recognized.

        In 2012, cost of sales increased 5 percent (9 percent in local currencies) to $27,958 million. Excluding the impact from Thomas & Betts, cost of sales increased 1 percent (5 percent in local currencies). As a percentage of revenues, cost of sales increased to 71.1 percent from 69.9 percent in 2011. Higher cost of sales as a percentage of revenues is the result of price erosion on the execution of order backlog, an unfavorable business mix arising from a higher proportion of revenues generated from lower margin types of business, current period margin erosion in certain projects and charges associated with repositioning the Power Systems division. Such cost increases were partly compensated by cost saving initiatives.

        In 2011, cost of sales increased 20 percent (16 percent in local currencies) to $26,556 million. The increase in the cost of sales reflects the growth in revenues from existing businesses and new acquisitions. Cost of sales was negatively affected by higher prices in certain commodities and an unfavorable change in business mix. The increase in the cost of sales in 2011 was partly offset by savings realized from the cost saving initiatives, mainly in the areas of supply management and operational excellence. As a percentage of revenues, cost of sales remained stable at 69.9 percent, as the cost saving initiatives helped to offset continued pricing pressure on revenues.

Selling, general and administrative expenses

        The components of selling, general and administrative expenses were as follows:

($ in millions)	2012	2011	2010
Selling expenses	(3,862)	(3,533)	(2,947)
Selling expenses as a percentage of orders received	9.6%	8.8%	9.0%
General and administrative expenses	(1,894)	(1,840)	(1,668)
General and administrative expenses as a percentage of revenues	4.8%	4.8%	5.3%

Total selling, general and administrative expenses	(5,756)	(5,373)	(4,615)

Total selling, general and administrative expenses as a percentage of revenues	14.6%	14.1%	14.6%
Total selling, general and administrative expenses as a percentage of the average of orders received and revenues	14.5%	13.7%	14.4%

        In 2012, selling expenses increased 9 percent (14 percent in local currencies); excluding Thomas & Betts, selling expenses increased 4 percent (9 percent in local currencies) compared to 2011. As a percentage of orders received, selling expenses increased to 9.6 percent from 8.8 percent. The increase in selling expenses in 2012 was mainly driven by additional sales force employees to develop new markets and implement sales and marketing programs in order to secure market positions in a competitive environment.

        In 2011, selling expenses increased 20 percent (14 percent in local currencies). Excluding Baldor, selling expenses were 14 percent (8 percent in local currencies) higher as compared to 2010. The increase in selling expenses in 2011 continued to be driven by a larger sales force employed by all divisions to strengthen their market presence particularly in the emerging countries. Selling expenses further increased following the growth in orders as certain elements of such expenses, in particular expenses related to order-pursuing activities and sales commissions, are variable expenses.

        In 2012, general and administrative expenses increased 3 percent (6 percent in local currencies). Excluding Thomas & Betts, general and administrative expenses declined 5 percent (2 percent in local currencies), reflecting tighter cost control throughout the organization. As a percentage of revenues, general and administrative expenses remained unchanged at 4.8 percent in 2012.

        In 2011, general and administrative expenses increased 10 percent (6 percent in local currencies). Excluding Baldor, general and administrative expenses increased 5 percent (1 percent in local currencies). The increase in general and administrative expenses in 2011 was driven primarily by initiatives to strengthen functional support areas especially in the emerging markets such as China, India and the Middle East countries. As a percentage of revenues, general and administrative expenses decreased to 4.8 percent from 5.3 percent in 2010 reflecting a strong increase in revenues on relatively stable expenses achieved through higher efficiency derived from continuous process improvement and improved cost management.

        In 2012, selling, general and administrative expenses increased 7 percent (11 percent in local currencies). Excluding Thomas & Betts, selling, general and administrative expenses increased 1 percent (increased 5 percent in local currencies). As a percentage of revenues, selling, general and administrative expenses increased 0.5 percentage-points to 14.6 percent. As a percentage of the average of orders and revenues, selling, general and administrative expenses increased 0.8 percentage-points to

14.5 percent as orders intake was flat. While in 2011, selling, general and administrative expenses increased, the expenses as a percentage of the average of orders and revenues decreased 0.7 percentage-points to 13.7 percent.

Non-order related research and development expenses

        In 2012, non-order related research and development expenses increased 7 percent (11 percent in local currencies), mainly due to increased research and development activities, as well as to the incremental costs of newly-acquired companies.

        In 2011, non-order related research and development expenses increased 27 percent (18 percent in local currencies), as we accelerated efforts to keep ahead with technology advancements in order to maintain industry leadership. The increase was also due to incremental costs of newly-acquired companies.

        Non-order related research and development expenses as a percentage of revenues increased slightly to 3.7 percent in 2012, after increasing to 3.6 percent in 2011 from 3.4 percent in 2010.

Other income (expense), net

($ in millions)	2012	2011	2010
Restructuring expenses(1)	(54)	(26)	(54)
Capital gains, net	28	40	51
Asset impairments	(111)	(29)	(57)
Income from equity-accounted companies and other income (expense)	37	(8)	46

Total	(100)	(23)	(14)

(1)
Excluding asset impairments

        "Other income (expense), net", typically consists of restructuring expenses, net capital gains (which include gains or losses from the sale of businesses and gains or losses from the sale or disposal of property, plant and equipment), asset impairments, as well as our share of income or loss from equity-accounted companies and license income.

        Restructuring and related expenses are recorded in various lines within the Consolidated Income Statements, depending on the nature of the charges. In 2012, such expenses reported in "Other income (expense), net" were $54 million, mainly related to the Power Products division's restructuring activities in Spain, Sweden and Brazil and to restructuring in the Power Systems division. In 2011, restructuring expenses reported in "Other income (expense), net" amounted to $26 million. The expenses were primarily related to the Low Voltage Products division's restructuring initiatives in Germany, France and the U.S., a Power Products division's restructuring project in Spain and Discrete Automation and Motion division's restructuring initiatives in the U.S. In 2010, restructuring expenses reported in "Other income (expense), net" were incurred for restructuring projects across all our divisions, principally in the Process Automation, Discrete Automation and Motion, as well as the Power Products divisions.

        In 2012, "Capital gains, net" was $28 million, including $25 million net gain from the sales of land and buildings mainly in Switzerland, Austria, the Netherlands and Sweden. In 2011, "Capital gains, net" amounted to $40 million and included a $45 million net gain from the sales of land and buildings mainly in Venezuela, Nigeria, Sweden, Brazil and Switzerland. "Capital gains, net", in 2010, consisted mainly of $35 million in gains on the sales of land and buildings, mainly in Sweden, Norway and Austria, as well as a $13 million gain on the sale of an equity-accounted company in Colombia.

        In 2012, "Asset impairments" totaled $111 million, which primarily consisted of $87 million impairments of investments in equity-accounted companies. In 2011, "Asset impairments" amounted to $29 million, reflecting a total of $20 million impairments of tangible and intangible assets related mainly to restructuring projects in various countries, and a $9 million impairment on the investment in the shares of a listed company. "Asset impairments" in 2010, included $23 million for the impairment, prior to sale, of two equity-accounted companies in the Ivory Coast, and other impairments of tangible and intangible assets, primarily related to Russia, Thailand, the Czech Republic and the United States.

        In 2012, "Income from equity-accounted companies and other income (expense)" amounted to $37 million, consisting mainly of the release of a compliance-related provision in Germany and income from an insurance claim in Italy that were partially offset by a provision for certain pension claims in the United States. "Income from equity-accounted companies and other income (expense)" in 2011 amounted to a net loss of $8 million mainly due to charges related to the deconsolidation of a Russian subsidiary, partly offset by income from equity-accounted companies and income from license fees. In 2010, "Income from equity-accounted companies and other income (expense)" primarily consisted of a $22 million release of provisions and income of $13 million from a break-fee related to the bid to acquire Chloride Group PLC.

Earnings before interest and taxes

				% Change
($ in millions)	2012	2011	2010	2012	2011
Power Products	1,328	1,476	1,636	(10)%	(10)%
Power Systems	7	548	114	(99)%	381%
Discrete Automation and Motion	1,469	1,294	911	14%	42%
Low Voltage Products	856	904	788	(5)%	15%
Process Automation	912	963	759	(5)%	27%

Operating divisions	4,572	5,185	4,208	(12)%	23%
Corporate and Other	(516)	(538)	(402)	(4)%	(34)%
Intersegment elimination	2	20	12

Total	4,058	4,667	3,818	(13)%	22%

        In 2012 and 2011, the EBIT changes were a result of the factors discussed above.

        EBIT margins were as follows:

(in %)	2012	2011	2010
Power Products	12.4	13.6	16.0
Power Systems	0.1	6.8	1.7
Discrete Automation and Motion	15.6	14.7	16.2
Low Voltage Products	12.9	17.0	17.3
Process Automation	11.2	11.6	10.2
Operating divisions	10.7	12.5	12.2
Total	10.3	12.3	12.1

        In 2012, EBIT margin decreased 2.0 percentage-points to 10.3 percent driven by price erosion from the execution of lower-priced projects in the backlog, changes in the business and geographical mix, charges associated with the Power Systems strategic repositioning, charges relating to acquisitions and certain impairments. Continued investment for long-term growth in the sales and research and development areas further impacted EBIT in 2012. Cost savings helped to partly offset the impacts from the factors described above.

        In 2011, EBIT margin increased 0.2 percentage-points to 12.3 percent. The increase in EBIT and EBIT margin reflects the contribution from higher volumes including the $1,950 million of revenues from Baldor. Costs savings generated in 2011 further improved the EBIT and EBIT margin as the amount of those savings more than offset the impact from price pressure that continued particularly in the power sector. Profitability was affected by an unfavorable business mix, higher amortization from the intangibles from the Baldor acquisition and continued investments in sales and research and development offset by the non-recurrence of project-related charges in 2010 in the Power Systems division.

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

($ in millions)	2012	2011	2010
Interest and dividend income	73	90	95
Interest and other finance expense	(293)	(207)	(173)

Net interest and other finance expense	(220)	(117)	(78)

        In 2012, "Interest and dividend income" declined compared to 2011, due primarily to the impact of lower market interest rates for certain currencies, mainly the euro.

        In 2011, "Interest and dividend income" declined compared to 2010, primarily due to the lower average aggregate level of "Cash and equivalents" and "Marketable securities and short-term investments" in 2011 compared to 2010, as the funds were used to finance the acquisition of businesses such as Baldor (a cash outflow of $4,276 million in January 2011—see "Note 3 Acquisitions and increases in controlling interests" to our Consolidated Financial Statements).

        In 2012, "Interest and other finance expense" increased compared to 2011, primarily reflecting (i) the net increase in long-term debt including current maturities (from $3,307 million at December 31, 2011, to $8,540 million at December 31, 2012) as a result of bonds issued in 2012 (see "Liquidity and Capital Resources" for a further discussion), partially offset by (ii) the impact of a net release of provisions for expected interest due on tax penalties, primarily due to the favorable resolution of a tax dispute—see "Note 16 Taxes" to our Consolidated Financial Statements.

        In 2011, "Interest and other finance expense" increased compared to 2010, primarily reflecting (i) the increase in long-term debt including current maturities (from $2,058 million at December 31, 2010, to $3,307 million at December 31, 2011) as a result of the bonds issued in 2011, (ii) the increase in EUR-denominated interest rates and (iii) movements in foreign exchange rates that have resulted in higher foreign exchange losses on financial items in 2011 than in 2010.

Provision for taxes

($ in millions)	2012	2011	2010
Income from continuing operations, before taxes	3,838	4,550	3,740
Provision for taxes	(1,030)	(1,244)	(1,018)
Effective tax rate for the year	26.8%	27.3%	27.2%

        The provision for taxes in 2012 represented an effective tax rate of 26.8 percent and included:

  •
  tax credits, arising in foreign jurisdictions, for which the technical merits did not allow a benefit to be taken, and

  •
  a net increase in valuation allowance on deferred taxes of $44 million, as we determined it was not more likely than not that such deferred tax assets would be realized. This amount included $36 million related to certain of our operations in Central Europe.

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

        The provision for taxes in 2010 represented an effective tax rate of 27.2 percent and included:

  •
  a net increase in valuation allowance on deferred taxes of $60 million, as we determined it was no longer more likely than not that such deferred tax assets would be realized. This amount included $44 million related to certain of our operations in Central Europe.

Income from continuing operations, net of tax

        As a result of the factors discussed above, income from continuing operations, net of tax, decreased $498 million to $2,808 million in 2012 compared to 2011, and increased $584 million to $3,306 million in 2011 compared to 2010.

Net income attributable to ABB

        As a result of the factors discussed above, net income attributable to ABB decreased $464 million to $2,704 million in 2012 compared to 2011 and increased $607 million to $3,168 million in 2011 compared to 2010.

Earnings per share attributable to ABB shareholders

(in $)	2012	2011	2010
Income from continuing operations, net of tax:
Basic	1.18	1.38	1.12
Diluted	1.18	1.38	1.11
Net income attributable to ABB:
Basic	1.18	1.38	1.12
Diluted	1.18	1.38	1.12

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

Divisional analysis

Power Products

        The financial results of our Power Products division were as follows:

				% Change
($ in millions, except Operational EBITDA margin %)	2012	2011	2010	2012	2011
Orders	11,040	11,068	9,778	—	13%
Order backlog at December 31,	8,493	8,029	7,930	6%	1%
Revenues	10,717	10,869	10,199	(1)%	7%
Operational EBITDA	1,585	1,782	1,861	(11)%	(4)%
Operational EBITDA margin %(1)	14.8%	16.3%	18.2%	n.a.	n.a.
EBIT	1,328	1,476	1,636	(10)%	(10)%

(1)
Operational EBITDA margin % is calculated as Operational EBITDA divided by Operational revenues.

Reconciliation to Financial Statements

($ in millions)	2012	2011	2010
Operational revenues	10,702	10,901	10,202
FX/commodity timing differences on Revenues(1)	15	(32)	(3)

Revenues (as per Financial Statements)	10,717	10,869	10,199

Operational EBITDA	1,585	1,782	1,861
FX/commodity timing differences on EBIT(1)	18	(36)	(4)
Restructuring-related costs	(65)	(70)	(44)
Acquisition-related expenses and certain non-operational items	(1)	—	—
Depreciation and amortization	(209)	(200)	(177)

EBIT (as per Financial Statements)	1,328	1,476	1,636

(1)
For further details of FX/commodity derivative timing differences, see "Note 23 Operating segment and geographic data".

Orders

        In 2012, order intake was maintained at the level of 2011 (increased 3 percent in local currencies) despite challenging economic and market conditions. Order intake was driven by steady demand in the industrial and distribution sectors and selective investments in the power transmission sector.

        In 2011, orders were up 13 percent (8 percent in local currencies) driven by investments in the power distribution and industry sectors. Both large and base orders grew during the year.

        The geographic distribution of orders for our Power Products division was as follows:

(in %)	2012	2011	2010
Europe	33	32	35
The Americas	27	26	26
Asia	29	33	29
Middle East and Africa	11	9	10

Total	100	100	100

        In 2012, the contribution of orders from MEA increased as a result of power transmission infrastructure orders. The share of the Americas was driven by grid upgrades in North America and capacity-related investments in South America. Asia's share declined in comparison to 2011 which included a large order in China. Europe was steady despite continued economic challenges restraining large scale investments.

        In 2011, the contribution of orders from the Americas remained at the same level, but volumes were higher than in 2010, mainly driven by demand for distribution- and transmission-related products. Europe's share declined due to slowdown in investments as a result of the macroeconomic situation. We saw a growth in Asia's contribution with significant large order wins in China as well as higher base orders. The share of MEA remained around the same level as in 2010.

Order backlog

        In 2012, order backlog increased 6 percent (4 percent in local currencies) compared to 2011. The increase was mainly driven by transmission orders, which have a longer order-to-revenue conversion cycle, and steady base orders.

        In 2011, order backlog increased 1 percent (4 percent in local currencies) compared to 2010. The increase in order backlog in 2011 reflects the higher order intake from the power distribution and industry sectors as well as some significant large orders in the transmission sector.

Revenues

        In 2012, revenues decreased 1 percent (increased 2 percent in local currencies) reflecting the timing of order backlog conversion and market conditions. Revenues from distribution- and industry-related businesses were steady while the decrease in transmission-related volumes reflected the order backlog conversion. Service revenues grew and represented an increased share of total division revenues.

        In 2011, revenues grew 7 percent (2 percent in local currencies) due to higher volumes in the short- and mid-cycle business such as medium-voltage equipment and distribution transformers. Revenues from late-cycle businesses such as large power transformers were flat partly as a result of the lower transmission-related order backlog. Service revenues saw a double-digit growth.

        The geographic distribution of revenues for our Power Products division was as follows:

(in %)	2012	2011	2010
Europe	32	34	34
The Americas	27	27	26
Asia	32	30	31
Middle East and Africa	9	9	9

Total	100	100	100

        In 2012, Asia increased its share of revenues reflecting the timing of order execution. The share of Europe declined due to continued economic uncertainty and selective capital investments by customers. The Americas maintained its share of revenues due to higher demand in the U.S.

        In 2011, the regions maintained their share of total revenues. The Americas showed a small increase due to growth in the U.S. Asia's share was slightly lower due to a lower transmission-related backlog.

Operational EBITDA

        In 2012, Operational EBITDA and Operational EBITDA margin were lower, reflecting the execution of lower-margin order backlog as a result of pricing pressure. Cost saving initiatives helped to partially reduce the impact.

        In 2011, Operational EBITDA and Operational EBITDA margin were lower primarily due to the execution of lower margin orders from the backlog, reflecting the continued pricing pressure in an extremely competitive market across all businesses. However, cost savings partly mitigated this price impact.

EBIT

        In 2012, EBIT was lower than 2011, primarily due to the explanations in the "Operational EBITDA" section above. In part this was offset by lower restructuring-related charges and a positive effect from FX/commodity derivatives timing differences.

        In 2011, EBIT was lower than 2010. In addition to the effects described in the "Operational EBITDA" section, EBIT was lower as a result of higher restructuring-related charges, depreciation and amortization and a negative effect from FX/commodity derivatives timing differences.

Fiscal year 2013 outlook

        The overall investment climate remains cautious with several major geographical areas still experiencing economic challenges. Emerging markets are still growing, although at a slower pace. The outlook for China continues to be somewhat uncertain with some optimistic signs emerging. Industrial investment remains largely focused in sectors like oil and gas and mining. The power transmission utility sector is still seeing selective project investments while distribution demand seems to be leveling out in some regions driven by a deceleration in electricity consumption growth rates. Based on the current level of demand and the overall capacity situation in the transmission sector, pricing pressure persists, but is higher in some markets and leveling out in others.

Power Systems

        The financial results of our Power Systems division were as follows:

				% Change
($ in millions, except Operational EBITDA margin %)	2012	2011	2010	2012	2011
Orders	7,973	9,278	7,896	(14)%	18%
Order backlog at December 31,	12,107	11,570	10,929	5%	6%
Revenues	7,852	8,101	6,786	(3)%	19%
Operational EBITDA	290	743	304	(61)%	144%
Operational EBITDA margin %(1)	3.7%	9.1%	4.5%	n.a.	n.a.
EBIT	7	548	114	(99)%	381%

(1)
Operational EBITDA margin % is calculated as Operational EBITDA divided by Operational revenues.

Reconciliation to Financial Statements

($ in millions)	2012	2011	2010
Operational revenues	7,812	8,128	6,783
FX/commodity timing differences on Revenues(1)	40	(27)	3

Revenues (as per Financial Statements)	7,852	8,101	6,786

Operational EBITDA	290	743	304
FX/commodity timing differences on EBIT(1)	13	3	(58)
Restructuring-related costs	(52)	(54)	(48)
Acquisition-related expenses and certain non-operational items	(70)	—	—
Depreciation and amortization	(174)	(144)	(84)

EBIT (as per Financial Statements)	7	548	114

(1)
For further details of FX/commodity derivative timing differences, see "Note 23 Operating segment and geographic data".

Orders

        Order intake in 2012 decreased 14 percent (10 percent in local currencies) mainly due to a lower volume of large orders compared with 2011, which had included a $1 billion offshore wind farm order in Germany and an Ultrahigh Voltage Direct Current (UHVDC) power transmission order in India of around $900 million. The level of base orders was slightly lower than 2011, with decreases in all businesses except Network Management where software orders increased. Power infrastructure spending was restrained due to economic uncertainties, especially in some mature economies with high debt levels. Transmission utilities continue to invest selectively, with emerging markets focusing on capacity addition and mature markets mainly on grid upgrades. Large orders secured in 2012 included a $260 million converter station upgrade from the U.S. to improve power reliability in Oregon, a $170 million contract for a power link between an oil and gas field in the North Sea and the Norwegian grid, and multiple power infrastructure-related orders in Saudi Arabia and Iraq with a combined value of around $700 million.

        Continued pricing pressure in some of our key geographical markets negatively impacted the order intake in 2012 as in 2011. Mincom (an Australia-based software company specializing in solutions for mining and other asset-intensive industries, acquired in the third quarter of 2011) contributed $137 million to orders in 2012, compared with $47 million in 2011. There was marginal order contribution in 2012 from Tropos Networks Inc. (a U.S.-based company offering wireless mesh communication technology solutions) acquired in the third quarter of 2012.

        Order intake in 2011 increased 18 percent (12 percent in local currencies) with growth in both large and base orders. Customers in emerging countries continued to invest in infrastructure development and new capacity, while mature markets focused on grid upgrades and the integration of renewable energy sources. Demand for power solutions to support industrial growth and distribution networks also contributed to the growth. Large orders secured in 2011 included a HVDC Light® transmission link to connect offshore North Sea wind farms to the German mainland grid with a value of approximately $1 billion, and another HVDC Light® power transmission link between Norway and Denmark, with a value of approximately $180 million. Large orders in 2011 also included an UHVDC transmission order from India to supply hydropower across 1,700 kilometers, with a value of around $900 million.

        The geographic distribution of orders for our Power Systems division was as follows:

(in %)	2012	2011	2010
Europe	30	40	47
The Americas	31	17	14
Asia	18	27	15
Middle East and Africa	21	16	24

Total	100	100	100

        In 2012, the Americas was the largest region in terms of order intake, attributable to strong order growth in the U.S., Canada and Brazil. The order share of Europe decreased in 2012 compared with 2011, reflecting the $1 billion order in Germany booked in 2011. Growth in the MEA region was mainly driven by large orders in Saudi Arabia and Iraq. Asia's share of orders in 2012 was lower than in the previous year, mainly due to a lower level of large orders from India, where the $900 million order was booked in 2011.

        In 2011, Europe was the largest region in terms of order intake. As in 2010, the strong political commitment in Europe to increase the share of renewables in the energy mix contributed to order growth. We saw a substantial growth in orders from Asia in 2011, mainly on the timing of large order awards from India. The share of orders from the Americas increased in 2011, driven by the United States, Canada and Brazil. The 2011 order share from the MEA region decreased in 2011, due to the timing of large order awards, combined with increased competitiveness and pricing pressure.

Order backlog

        Order backlog at December 31, 2012, reached a record level of $12,107 million, corresponding to an increase of 5 percent (2 percent in local currencies) compared with 2011.

        Order backlog at December 31, 2011, increased 6 percent (11 percent in local currencies) to $11,570 million. Whereas the share of large orders in our order backlog remained fairly consistent, we had an increased proportion of large projects with more than 2 years execution time in the mix.

Revenues

        Revenues in 2012 decreased 3 percent (increased 2 percent in local currencies), mainly reflecting the scheduled execution of our order backlog. Lower revenues in the Power Generation business could not be fully offset by revenue growth in our Network Management business. Revenues in Grid Systems and Substations were marginally down in U.S. dollar terms, but showed a small increase in local currencies. Revenues in 2012 included $138 million from Mincom.

        Revenues in 2011 increased 19 percent (14 percent in local currencies). Among our businesses, the revenue growth was led by Grid Systems, reflecting the strong order backlog at the beginning of the year. Revenue growth in Power Generation resulted from a substantial order backlog and a higher book and bill ratio in 2011 than in 2010 (orders that can be converted to revenues within the same calendar year). A revenue increase in Network Management was helped by the software businesses acquired in 2011 and 2010. Revenues in 2011 included $47 million from Mincom since the date of acquisition.

        The geographic distribution of revenues for the Power Systems division was as follows:

(in %)	2012	2011	2010
Europe	40	40	34
The Americas	19	20	21
Asia	19	18	17
Middle East and Africa	22	22	28

Total	100	100	100

        The regional distribution of revenues reflects the geographical end-user markets of the projects we are executing, and consequently varies with time. In 2012, Europe remained the largest region in terms of revenues, partly reflecting the execution of offshore wind projects. The share of revenues from MEA was stable, despite a minor revenue decline in the region compared to 2011, caused by a revenue decrease in the United Arab Emirates and Qatar which could only partly be compensated by growth in Saudi Arabia and Iraq. Revenues grew in Asia, mainly driven by Australia, while the Americas saw a drop due to the timing of execution of some projects in Brazil.

        In 2011, the share of revenues from Europe, the largest region for the division, increased. Revenues from MEA, the second largest region, were lower, reflecting scheduled project execution. Revenues grew in the Americas, mainly driven by Brazil, while the revenue growth from Asia was led by Australia and India.

Operational EBITDA

        In 2012, Operational EBITDA decreased 61 percent (57 percent in local currencies), mainly due to the execution of lower margin projects from the order backlog, as well as a charge of approximately $250 million relating to a repositioning of the Power Systems division (announced in December 2012) to secure higher and more consistent future profitability. An increase in sales expenses as well as research and development spending related mainly to the acquisitions of Mincom and Tropos Networks Inc. In addition to the impact from acquisitions, sales expenses were also affected by increased tender activity. General and administrative expenses in 2012 remained approximately on the same level as in 2011. The impact from lower prices on past orders, now flowing through to revenues, were mitigated by cost savings from supply chain management and operational excellence activities.

        In 2011, Operational EBITDA increased 144 percent (132 percent in local currencies). The higher Operational EBITDA and Operational EBITDA margin in 2011 was mainly the result of higher revenues, the non-recurrence of project-related charges in the cables business, as well as successful claims management. Sales expenses, as well as general and administrative expenses increased mainly following the acquisitions of Ventyx and Mincom. The increase in sales expenses also reflected higher doubtful debt provisions than in 2010. Higher research and development spending, as well as the impact from lower prices on past orders now flowing through to revenues, were largely offset by cost savings.

EBIT

        In 2012, EBIT decreased to $7 million. In addition to the impacts disclosed in the "Operational EBITDA" section, EBIT was negatively impacted by further charges of approximately $100 million (presented in the reconciliation table above as restructuring-related costs, and acquisition-related expenses and certain operational items) related to the repositioning of the Power Systems division. These charges related to certain impairments and the closure of low value-adding contracting operations in a number of countries. Overall, restructuring-related expenses in 2012 were marginally lower than the $54 million in 2011. EBIT was also impacted by higher depreciation and amortization expenses of $174 million in 2012, compared to $144 million in 2011, mainly resulting from the Mincom acquisition. There was a small positive impact related to FX/commodity derivative timing differences of $13 million in 2012 compared to $3 million in 2011.

        In 2011, EBIT increased to $548 million. In addition to the impacts disclosed in the "Operational EBITDA" section, EBIT was impacted by higher depreciation and amortization expenses of $144 million in 2011, compared to $84 million in 2010, mainly resulting from the Ventyx and Mincom acquisitions. This negative impact was offset by a positive contribution from FX/commodity derivative timing differences of $3 million in 2011 compared to a negative impact of $58 million in 2010. Restructuring-related expenses were $54 million in 2011 compared to $48 million in 2010.

Fiscal year 2013 outlook

        Fundamental market drivers for the Power Systems division remain intact; these include power infrastructure investments in emerging markets to add capacity, aging infrastructure upgrades in mature markets, a focus on renewables, energy efficiency, and the development of more reliable, flexible and smarter grids. There is, however, uncertainty in terms of timing of investments, stemming from continued macroeconomic challenges in several economies, as well as execution risks surrounding the repositioning of the division.

Discrete Automation and Motion

        The financial results of our Discrete Automation and Motion division were as follows:

				% Change
($ in millions, except Operational EBITDA margin %)	2012	2011	2010	2012	2011
Orders	9,625	9,566	5,862	1%	63%
Order backlog at December 31,	4,426	4,120	3,350	7%	23%
Revenues	9,405	8,806	5,617	7%	57%
Operational EBITDA	1,735	1,664	1,026	4%	62%
Operational EBITDA margin %(1)	18.4%	18.9%	18.3%	n.a.	n.a.
EBIT	1,469	1,294	911	14%	42%

(1)
Operational EBITDA margin % is calculated as Operational EBITDA divided by Operational revenues.

Reconciliation to Financial Statements

($ in millions)	2012	2011	2010
Operational revenues	9,405	8,817	5,613
FX/commodity timing differences on Revenues(1)	—	(11)	4

Revenues (as per Financial Statements)	9,405	8,806	5,617

Operational EBITDA	1,735	1,664	1,026
FX/commodity timing differences on EBIT(1)	1	(19)	(2)
Restructuring-related costs	4	(10)	(35)
Acquisition-related expenses and certain non-operational items	(8)	(90)	—
Depreciation and amortization	(263)	(251)	(78)

EBIT (as per Financial Statements)	1,469	1,294	911

(1)
For further details of FX/commodity derivative timing differences, see "Note 23 Operating segment and geographic data".

Orders

        In 2012, orders were flat due to slower industrial growth globally in a more challenging macroeconomic environment. Lower demand from the renewable energy sector was offset by increased volumes from large orders in other sectors. The highest growth was achieved in the Robotics business due to several larger automotive orders. Our Motors and Generators business as well as our Power Electronics and Medium Voltage Drives business recorded single-digit growth, while orders in our Low Voltage Drives business were lower as a result of weaker demand in renewables.

        In 2011, orders increased 63 percent (57 percent in local currencies) reflecting both increased demand for energy-efficient automation solutions, as well as the contribution from the U.S.-based industrial motor manufacturer Baldor, acquired in January 2011 (approximately half of the division's order growth related to Baldor). The highest order growth was achieved in Motors and Generators due to the Baldor integration while Robotics orders increased due to improving demand in automotive and general industry sectors.

        The geographic distribution of orders for our Discrete Automation and Motion division was as follows:

(in %)	2012	2011	2010
Europe	37	37	46
The Americas	34	32	16
Asia	26	28	34
Middle East and Africa	3	3	4

Total	100	100	100

        In 2012, the share of orders in the Americas increased due to double-digit growth in South America, as well as due to single-digit growth in North America. The share of orders in Europe was unchanged compared to 2011, as double-digit growth in the U.K. and Finland was offset by a decline in Germany and Spain. The share in Asia declined due to slower industrial growth and the weakening of the renewable energy business. Orders from MEA showed double-digit growth while its share of total orders remained at the same level, compared to 2011, as orders in other regions also increased.

        All regions increased orders in 2011, with the highest growth in the Americas due to Baldor. With Baldor's substantial presence in the U.S., the Americas' share of the division's total orders doubled in 2011, compared to 2010, and therefore all other regions' shares declined, resulting in a more balanced global presence with three equally strong regions—Europe, the Americas and Asia.

Order backlog

        Order backlog in 2012 grew 7 percent (6 percent in local currencies) as the order intake from large orders increased in our Robotics and Motors and Generators businesses, which have a longer execution time. The backlog for the Power Electronics and Medium Voltage Drives business was 3 percent higher, compared to 2011.

        Order backlog in 2011 increased as orders were higher than revenues during the year. The highest increase came from the Robotics business, due to the high level of orders to be delivered in 2012 or later.

Revenues

        In 2012, revenues grew due to higher execution from the backlog in the Robotics business as well as in the Power Electronics and Medium Voltage Drives business. Motors and Generators business reported single-digit growth in revenues compared to 2011, while revenues in the Low Voltage Drives business were lower, as orders declined due to weakening market demand.

        Revenues in 2011 increased at a similar pace to orders, on the solid execution of the strong order backlog and due to the Baldor acquisition (which accounted for approximately 60 percent of the division's revenue growth). The highest growth was achieved in Motors and Generators business, due to Baldor, and the Robotics business as a result of the strong order growth.

        The geographic distribution of revenues for our Discrete Automation and Motion division was as follows:

(in %)	2012	2011	2010
Europe	37	38	48
The Americas	33	32	14
Asia	27	27	34
Middle East and Africa	3	3	4

Total	100	100	100

        In 2012, the share of revenues from the Americas increased due to higher orders. Revenues in Europe grew due to the solid execution of the order backlog but Europe's share was lower as revenues in the other regions grew faster. Asia achieved single-digit revenue growth but its share remained at the same level as 2011, as the revenues in other regions grew faster.

        The geographic distribution of revenues changed substantially in 2011 with the integration of Baldor causing the share of the Americas to more than double compared to 2010. All regions increased revenues on higher orders as demand increased in most markets.

Operational EBITDA

        In 2012, Operational EBITDA increased 4 percent while the Operational EBITDA margin was 18.4 percent compared to 18.9 percent in 2011. The improved Operational EBITDA was due to higher revenues. The margin was slightly lower mainly due to changes in the business mix as the share of high-margin businesses such as Low Voltage Drives was lower than in 2011. All businesses, except Low Voltage Drives, increased their Operational EBITDA, with the highest increase in the Robotics business. Revenue growth supported an increase in Operational EBITDA in the Motors and Generators business while the Power Electronics and Medium Voltage Drives business benefited from solid execution of the order backlog. Operational EBITDA in the Low Voltage Drives business was lower than in 2011, due to a decline in revenues caused by the weakening market conditions, as well as higher sales expenses and research and development spending.

        In 2011, Operational EBITDA increased 62 percent (54 percent in local currencies) while the Operational EBITDA margin of 18.9 percent increased compared to 18.3 percent in 2010. The increase is based on a combination of higher revenues and the positive contribution from Baldor (approximately 23 percent of the division's Operational EBITDA). All businesses, except Power Electronics and Medium Voltage Drives, improved, with the largest increase in the Robotics business due to the continued turnaround from the low level of 2009. The Motors and Generators business benefited from the Baldor integration, while higher revenues in the Low Voltage Drives business further increased Operational EBITDA.

EBIT

        In 2012, EBIT grew 14 percent compared to 2011. Acquisition-related expenses and certain non-operational items were mainly transaction costs relating to the acquisition of Newave in

Switzerland. Such acquisition-related expenses were substantially lower than in 2011, which included expenses related to the acquisition of Baldor. Depreciation and amortization increased mainly due to the acquisition of Newave.

        In 2011, the difference between Operational EBITDA and EBIT was substantially higher than in 2010 due to acquisition-related expenses and certain non-operational items related to the acquisition of Baldor. These costs primarily included additional cost of sales resulting from the fair value adjustments of acquired inventories and transaction costs. Depreciation and amortization was substantially higher in 2011, compared to 2010, impacted by the acquisition of Baldor.

Fiscal year 2013 outlook

        The uncertainty around the short-term prospects for Western Europe, the U.S. and China, which has influenced the short-cycle business growth in the latter part of 2012, is also likely to impact demand during 2013. We expect most markets to continue on lower growth rates in 2013. Despite this, we expect growth in orders and revenues, especially in emerging markets in Asia and South America. Furthermore, the need for improved energy efficiency and productivity in a wide range of industries will support the demand for automation solutions and energy-efficient products provided by the Discrete Automation and Motion division.

Low Voltage Products

        The financial results of our Low Voltage Products division were as follows:

				% Change
($ in millions, except Operational EBITDA margin %)	2012	2011	2010	2012	2011
Orders	6,720	5,364	4,686	25%	14%
Order backlog at December 31,	1,117	887	838	26%	6%
Revenues	6,638	5,304	4,554	25%	16%
Operational EBITDA	1,219	1,059	926	15%	14%
Operational EBITDA margin %(1)	18.4%	19.9%	20.3%	n.a.	n.a.
EBIT	856	904	788	(5)%	15%

(1)
Operational EBITDA margin % is calculated as Operational EBITDA divided by Operational revenues.

Reconciliation to Financial Statements

($ in millions)	2012	2011	2010
Operational revenues	6,626	5,315	4,554
FX/commodity timing differences on Revenues(1)	12	(11)	—

Revenues (as per Financial Statements)	6,638	5,304	4,554

Operational EBITDA	1,219	1,059	926
FX/commodity timing differences on EBIT(1)	16	(19)	3
Restructuring-related costs	(23)	(20)	(36)
Acquisition-related expenses and certain non-operational items	(106)	—	—
Depreciation and amortization	(250)	(116)	(105)

EBIT (as per Financial Statements)	856	904	788

(1)
For further details of FX/commodity derivative timing differences, see "Note 23 Operating segment and geographic data".

Orders

        Orders increased 25 percent (29 percent in local currencies) in 2012 and increased 14 percent (9 percent in local currencies) in 2011.

        Order growth in 2012 was driven by the contribution from Thomas & Betts, which was acquired in May 2012. Excluding Thomas & Betts, orders decreased 4 percent (flat in local currencies). There was moderate growth in the systems business, while the product businesses decreased.

        The order growth in 2011 was driven by demand from both the industrial and construction markets. Order growth was recorded across most product businesses, with a strong recovery in the systems business as market conditions improved. The renewables sector (mainly solar and wind) weakened as governmental subsidies expired in several countries reducing the demand for such investments.

        The geographic distribution of orders for our Low Voltage Products division was as follows:

(in %)	2012	2011	2010
Europe	43	55	56
The Americas	26	9	9
Asia	24	28	26
Middle East and Africa	7	8	9

Total	100	100	100

        In 2012, orders in North America increased significantly due to Thomas & Betts, resulting in a more balanced geographic distribution of orders worldwide. Excluding Thomas & Betts, orders increased in Northern Europe and South Asia, but at the same time the division faced weaker demand in industrial and construction sectors in several of ABB's largest markets, such as Central and Southern Europe.

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

Order backlog

        Excluding Thomas & Betts, order backlog increased 5 percent (4 percent in local currencies) in 2012. The higher backlog was driven by both product and systems businesses.

        In 2011, order backlog, compared to 2010, increased 6 percent (9 percent in local currencies). The higher backlog was mainly driven by a strong market recovery in the systems business.

Revenues

        In 2012, revenues increased by 25 percent (29 percent in local currencies). Excluding Thomas & Betts, revenues decreased 4 percent (flat in local currencies), as lower revenues from the product businesses were not fully offset by increased systems business revenues.

        In 2011, revenues increased 16 percent (11 percent in local currencies) due to the fast conversion cycle of the high orders received in the product business and due to the conversion of the stronger opening backlog in the Low Voltage Systems business.

        The geographic distribution of revenues for our Low Voltage Products division was as follows:

(in %)	2012	2011	2010
Europe	43	56	57
The Americas	26	9	9
Asia	24	28	26
Middle East and Africa	7	7	8

Total	100	100	100

        In 2012, the share of revenues from the Americas increased significantly due to Thomas & Betts. Excluding Thomas & Betts, the geographical distribution of revenue reflects the weaker demand in certain key markets, such as Central and Southern Europe.

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

Operational EBITDA

        In 2012, Operational EBITDA increased 15 percent (18 percent in local currencies), primarily due to the contribution from Thomas & Betts. Excluding Thomas & Betts, Operational EBITDA declined 11 percent (7 percent in local currencies) due to an increased proportion of revenues from the lower margin system business, and lower volumes in certain key markets.

        In 2011, Operational EBITDA increased 14 percent (8 percent in local currencies). Higher revenues and price increases offset the negative impact from commodity price increases, the change in product mix and additional research and development investments. The higher share of systems revenues (which have lower margins) during the year resulted in a declining Operational EBITDA margin.

EBIT

        In 2012, EBIT decreased 5 percent (2 percent in local currencies). Acquisition-related expenses and certain non-operational items (which included mainly certain employee-related expenses and transaction costs) related to Thomas & Betts negatively impacted EBIT. Depreciation and amortization expense was substantially higher in 2012, compared to 2011, due to Thomas & Betts.

        In 2011, EBIT increased 15 percent (8 percent in local currencies), which was mainly driven by a revenues increase of about the same magnitude.

Fiscal year 2013 outlook

        The outlook for 2013 continues to be uncertain, depending on the market. Despite an improvement in Asia, it is unclear how sustainable the current order rates will be in 2013. Certain key markets in Europe remain challenging, especially the Mediterranean countries.

Process Automation

        The financial results of our Process Automation division were as follows:

				% Change
($ in millions, except Operational EBITDA margin %)	2012	2011	2010	2012	2011
Orders	8,704	8,726	7,383	—	18%
Order backlog at December 31,	6,416	5,771	5,530	11%	4%
Revenues	8,156	8,300	7,432	(2)%	12%
Operational EBITDA	1,003	1,028	925	(2)%	11%
Operational EBITDA margin %(1)	12.3%	12.4%	12.5%	n.a	n.a.
EBIT	912	963	759	(5)%	27%

(1)
Operational EBITDA margin % is calculated as Operational EBITDA divided by Operational revenues.

Reconciliation to Financial Statements

($ in millions)	2012	2011	2010
Operational revenues	8,134	8,318	7,427
FX/commodity timing differences on Revenues(1)	22	(18)	5

Revenues (as per Financial Statements)	8,156	8,300	7,432

Operational EBITDA	1,003	1,028	925
FX/commodity timing differences on EBIT(1)	21	26	(46)
Restructuring-related costs	(28)	(8)	(44)
Acquisition-related expenses and certain non-operational items	(2)	—	—
Depreciation and amortization	(82)	(83)	(76)

EBIT (as per Financial Statements)	912	963	759

(1)
For further details of FX/commodity derivative timing differences, see "Note 23 Operating segment and geographic data".

Orders

        Despite economic uncertainty across many parts of the world, orders in 2012 reached the same level as 2011 (increased 4 percent in local currencies) driven by key markets in marine, mining, and oil and gas. The Pulp and Paper, and Metals businesses were weaker however, especially in Europe, China and India. Certain short-cycle product businesses, such as Measurement Products, also recorded lower volumes in the second half of the year.

        Orders in 2011 grew 18 percent, led by Oil and Gas, Marine, Metals, and Pulp and Paper businesses. Large orders were strong, mainly in the Marine, and Oil and Gas businesses, where major automation and offshore projects were recorded, while base orders also grew. Product orders were also strong, led by our Measurement Products business. Life-cycle services grew strongly, driven by several small- and medium-sized upgrade projects.

        The geographic distribution of orders for our Process Automation division was as follows:

(in %)	2012	2011	2010
Europe	37	39	39
The Americas	25	23	22
Asia	27	30	29
Middle East and Africa	11	8	10

Total	100	100	100

        From a regional demand perspective, growth in 2012 was driven by MEA and the Americas, while Europe retained its high share of total orders. Growth in MEA was driven by several oil and gas investments across the region, as well as harbor cranes investments in the United Arab Emirates and a mining investment in Mozambique. In the Americas, South America recorded the strongest growth, driven by several mining investments in Chile and Peru, as well as a large marine order in Brazil. North America also continued to be strong, largely driven by mining investments in Canada. Growth in Europe was overall low, as growth in Central Europe, driven by the marine and cranes sector, was offset by declines in Northern Europe. Asia recorded lower orders as the historically high activity level in the South Korean marine sector in 2011 was not repeated, while China grew moderately.

        In 2011, from a regional demand perspective, Asia and the Americas recorded strong growth. In Asia the growth was led by large projects in South Korea in the shipbuilding sector, and investments in the metals industry in China. In the Americas several large projects in oil and gas, minerals, and pulp and paper sectors were recorded in South America, while growth in the U.S. was driven by our products and services business. Orders in Europe were also at a high level, driven by oil and gas investment in an offshore gas platform for Statoil in Norway. In MEA, orders were lower as fewer large projects were recorded.

Order backlog

        Order backlog at December 31, 2012, was 11 percent higher (8 percent in local currencies) than 2011. Order backlog growth was largely driven by our Marine, Mining, and Oil, Gas and Petrochemical businesses.

        Order backlog at December 31, 2011, increased 4 percent (8 percent in local currencies) compared to 2010. Order backlog growth was primarily driven by our Marine, and Pulp and Paper businesses.

Revenues

        In 2012, revenues were down 2 percent (up 2 percent in local currencies) compared to 2011. We continued to execute from a strong order backlog. Revenue growth was led by the systems business, where our Marine, and Pulp and Paper businesses recorded strong growth, while Metals and Minerals businesses were lower. Our Oil and Gas business was flat. Product businesses grew moderately, where growth in our Measurement Products business was offset by a decline in our Turbo Products business. Life-cycle services continued to be strong and recorded a moderate growth, while our Full Service business was down, as we continued to refocus our portfolio towards higher value-added activities.

        In 2011, revenues increased, driven by our products and services businesses. Life-cycle services recorded strong growth. Systems revenues were also higher, driven by our Oil and Gas, Pulp and Paper, and Metals and Minerals businesses, while revenues in our Marine business were lower as a result of lower backlog to execute.

        The geographic distribution of revenues for our Process Automation division was as follows:

(in %)	2012	2011	2010
Europe	37	39	39
The Americas	23	22	19
Asia	30	27	27
Middle East and Africa	10	12	15

Total	100	100	100

        In 2012, revenue growth was led by Asia and the Americas. In Asia, strong growth was recorded in South Korea, driven by the Marine business, as well as growth in Singapore and Australia. China and India however declined. In the Americas, revenue growth was driven by the mining sector in Chile, as well as the oil and gas sector in Canada. Europe's share of revenues decreased, although still at high levels, as growth in the Oil and Gas, and Marine businesses in Northern Europe was offset by lower growth in Central Europe.

        In 2011, revenues increased across all regions, with the exception of MEA. Revenue growth was strongest in the Americas driven by the U.S., Canada and Brazil. Europe remained at a high level, while in Asia high growth in several economies was partly offset by lower revenues in South Korea, due to the lower opening order backlog to execute. MEA declined as revenues in Congo and Algeria were lower than in the prior year.

Operational EBITDA

        In 2012, Operational EBITDA and operational EBITDA margin declined slightly. The biggest driver of the decline was lower profitability in the Turbocharging business which was impacted by difficult market conditions. In the systems business, the margin was on the same level as in 2011, while in the services business, life-cycle services continued to be strong and improved their margin.

        In 2011, Operational EBITDA was higher compared to 2010, as a result of higher revenues, while Operational EBITDA margin remained flat. The margin was stronger in products, led by Measurement Products, and life-cycle services, while it was slightly lower in our systems business.

EBIT

        In 2012, EBIT and EBIT margin declined compared to the previous year. The biggest driver for the decline was lower profitability in the Turbocharging business which was impacted by tough market conditions, as well as additional restructuring expenses to further align our business structure to prevailing market conditions. Most of the restructuring expenses were recorded in the Turbocharging and Full Service businesses, as well as Metals, and Pulp and Paper businesses.

        In 2011, EBIT and EBIT margin improved significantly, partly due to operational improvements in our products business, particularly Measurement Products, as well as a favorable currency impact compared to the previous year. Restructuring expenses were also lower.

Fiscal year 2013 outlook

        We expect 2013 to be a challenging year. Activity is still quite strong in the key Oil and Gas, Mining and Marine businesses, however some investment decisions and tender awards are being delayed by customers. The Pulp and Paper, and Metals businesses continue to be weak, especially in Europe, China and India. Some of our short-cycle product businesses are experiencing lower volumes in recent quarters which can potentially indicate further weakening in market demand.

Corporate and Other

        EBIT for Corporate and Other was as follows:

($ in millions)	2012	2011	2010
Corporate headquarters and stewardship	(323)	(331)	(284)
Corporate research and development	(192)	(202)	(120)
Corporate real estate	50	56	48
Equity investments	—	—	(11)
Other	(49)	(41)	(23)

Total Corporate and Other	(514)	(518)	(390)

        In 2012, corporate headquarters and stewardship costs decreased $8 million, mainly resulting from the release of compliance-related provisions, partially offset by a provision for certain pension claims in the U.S. In 2011, Corporate headquarters and stewardship costs increased driven by charges related to the deconsolidation of a Russian subsidiary and the sale of another subsidiary in Russia, certain expenses in the countries and higher spending to strengthen corporate functional areas as business volumes increased.

        Corporate research and development costs decreased $10 million in 2012, as the amount spent on the special growth fund was lower in 2012 than in 2011, when corporate research and development costs increased $82 million mainly due to the establishment of the growth fund to finance the acceleration of the research and development programs.

        Corporate real estate consists primarily of rental income and gains from the sale of real estate properties. In 2012, Corporate real estate reported $50 million EBIT including gains of $26 million from the sales of real estate properties mainly in Switzerland, Austria, Sweden and the Netherlands. In 2011, the Corporate real estate result included $37 million gains from the sale of real estate properties mainly in Venezuela, Sweden, Brazil and Switzerland. In 2010, Corporate real estate reported gains of $33 million from the sale of land and buildings, mainly in Sweden, Norway, Austria and Venezuela.

        In 2012, EBIT from "Other" was primarily related to charges from the impairments of investments in technology ventures, the closure of business lines in certain countries and operational costs of our Global Treasury Operations. In 2011, EBIT from "Other" consists mainly of operational costs of our Global Treasury Operations, losses from the non-core distributed energy business in the U.K. and an impairment of our investment in the shares of a listed company. EBIT from "Other", in 2010, included operational costs of our Global Treasury Operations and losses from our distributed energy business in the U.K.

Restructuring

Cost savings initiative

        In 2012, we continued cost saving measures to sustainably reduce ABB's costs and protect our profitability. Costs associated with these measures amounted to $180 million and $164 million in 2012 and 2011, respectively. For further details of these cost saving measures and our cost take-out program (which was substantially completed in 2010) see "Note 22 Restructuring and related expenses" to our Consolidated Financial Statements.

        In both 2012 and 2011, estimated cost savings initiatives amounted to around $1.1 billion. These savings were achieved by optimizing global sourcing (excluding changes in commodity prices), through reductions to general and administrative expenses, as well as adjustments to our global manufacturing and engineering footprint.

LIQUIDITY AND CAPITAL RESOURCES

Principal sources of funding

        In 2012, 2011 and 2010, we met our liquidity needs principally using cash from operations, proceeds from the issuance of debt instruments (bonds and commercial paper), short-term bank borrowings and the proceeds from sales of marketable securities.

        During 2012, 2011 and 2010, our financial position was strengthened by the positive cash flow from operating activities of $3,779 million, $3,612 million and $4,197 million, respectively.

        Our net (debt) cash is shown in the table below:

	December 31,
($ in millions)	2012	2011
Cash and equivalents	6,875	4,819
Marketable securities and short-term investments	1,606	948
Short-term debt and current maturities of long-term debt	(2,537)	(765)
Long-term debt	(7,534)	(3,231)

Net (debt) cash (defined as the sum of the above lines)	(1,590)	1,771

        Despite the cash generated by operations during 2012 of $3,779 million, the net cash position at December 31, 2011, had become a net debt position at December 31, 2012, primarily due to the cash outflow for the acquisition of businesses ($3,694 million), purchases of property, plant and equipment, including intangible assets, ($1,293 million) and the payment of dividends ($1,626 million) during 2012. See "Financial Position", "Net cash used in investing activities" and "Net cash used in financing activities" for further details.

        Our Group Treasury Operations is responsible for providing a range of treasury management services to our group companies, including investing cash in excess of current business requirements. At December 31, 2012 and 2011, the proportion of our aggregate "Cash and equivalents" and "Marketable securities and short-term investments" managed by our Group Treasury Operations amounted to approximately 65 percent and 60 percent, respectively.

        Throughout 2012 and 2011, the investment strategy for cash (in excess of current business requirements) has been to predominantly invest in short-term time deposits with maturities of less than 3 months, supplemented at times by investments in corporate commercial paper, AAA-rated money market liquidity funds and U.S. government securities. Since late summer 2011, as credit risk concerns in the eurozone economic area increased, we diversified out of eurozone bank exposures. As the crisis deepened and uncertainty grew, we restricted the counterparties with whom we were prepared to place cash, such that we reduced our deposits with banks in the eurozone. During 2012, these restrictions have continued. We actively monitor credit risk in our investment portfolio and hedging activities. Credit risk exposures are controlled in accordance with policies approved by our senior management to identify, measure, monitor and control credit risks. We closely monitor developments in the credit markets and make appropriate changes to our investment policy as deemed necessary. The rating criteria we require for our counterparts have remained unchanged during 2012 (compared to 2011) as follows—a minimum rating of A/A2 for our banking counterparts, while the minimum required rating for investments in short-term corporate paper is A-1/P-1. In addition to rating criteria, we have specific investment parameters and approved instruments as well as restricting the types of investments we make. These parameters are closely monitored on an ongoing basis and amended as we consider necessary.

        We believe the cash flows generated from our business, supplemented, when necessary, through access to the capital markets (including short-term commercial paper) and our credit facilities are sufficient to support business operations, capital expenditures, business acquisitions, the payment of dividends to shareholders and contributions to pension plans. Due to the nature of our operations, our cash flow from operations generally tends to be weaker in the first half of the year than in the second half of the year. Consequently, we believe that our ability to obtain funding from these sources will continue to provide the cash flows necessary to satisfy our working capital and capital expenditure requirements, as well as meet our debt repayments and other financial commitments for the next 12 months. See "Disclosures about contractual obligations and commitments".

Debt and interest rates

        Total outstanding debt was as follows:

	December 31,
($ in millions)	2012	2011
Short-term debt including current maturities of long-term debt (including bonds)	2,537	765
Long-term debt:
—bonds (excluding portion due within one year)	7,380	3,059
—other long-term debt	154	172

Total debt	10,071	3,996

        The increase in short-term debt in 2012 was primarily due to the reclassification to short-term debt of our EUR 700 million 4.625% Instruments due 2013 and the increase in issued commercial paper ($1,019 million at December 31, 2012, compared to $435 million outstanding at December 31, 2011). The increase in long-term debt in 2012 was primarily due to the new bonds issued during 2012 and bonds assumed in the Thomas & Betts acquisition (see "Note 12 Debt" to our Consolidated Financial Statements).

        Our debt has been obtained in a range of currencies and maturities and on various interest rate terms. We use derivatives to reduce the interest rate exposures arising on certain of our debt. For example, we use interest rate swaps to effectively convert fixed rate debt into floating rate liabilities. After considering the effects of interest rate swaps, the effective average interest rate on our floating rate long-term debt (including current maturities) of $2,353 million and our fixed rate long-term debt (including current maturities) of $6,187 million was 1.6 percent and 3.1 percent, respectively. This compares with an effective rate of 1.6 percent for floating rate long-term debt of $1,875 million and 3.7 percent for fixed-rate long-term debt of $1,432 million at December 31, 2011.

        For a discussion of our use of derivatives to modify the interest characteristics of certain of our individual bond issuances, see "Note 12 Debt" to our Consolidated Financial Statements.

Credit facility

        We have a $2 billion multicurrency revolving credit facility, maturing in 2015. No amount was drawn under the credit facility at December 31, 2012 and 2011. The facility is for general corporate purposes and serves as a back-stop facility to our commercial paper programs to the extent that we issue commercial paper under the programs described below. The facility contains cross-default clauses whereby an event of default would occur if we were to default on indebtedness, as defined in the facility, at or above a specified threshold.

        The credit facility does not contain significant covenants that would restrict our ability to pay dividends or raise additional funds in the capital markets. For further details of the credit facility, see "Note 12 Debt" to our Consolidated Financial Statements.

Commercial paper

        We have in place three commercial paper programs:

  •
  a $2 billion commercial paper program for the private placement of USD-denominated commercial paper in the United States (replacing the $1 billion program that existed at December 31, 2011),

  •
  a $1 billion Euro-commercial paper program for the issuance of commercial paper in a variety of currencies, and

  •
  a 5 billion Swedish krona program (equivalent to approximately $768 million, using December 31, 2012, exchange rates), allowing us to issue short-term commercial paper in either Swedish krona or euro.

        At December 31, 2012, $1,019 million was outstanding under the $2 billion program in the United States, compared to $435 million outstanding under the $1 billion program at December 31, 2011. No amounts were outstanding under either the $1 billion Euro-commercial paper program or the 5 billion Swedish krona program at either December 31, 2012 or 2011.

European program for the issuance of debt

        At December 31, 2012 and 2011, $2,579 million and $910 million, respectively, of our total debt outstanding, represented debt issuances under this program that allows the issuance of up to (the equivalent of) $8 billion in certain debt instruments. The terms of the program do not obligate any third party to extend credit to us and the terms and possibility of issuing any debt under the program are determined with respect to, and as of the date of issuance of, each debt instrument.

Australian program for the issuance of debt

        During 2012, we set up a program for the issuance of up to AUD 1 billion (equivalent to approximately $1,038 million, using December 31, 2012 exchange rates) of medium-term notes and other debt instruments. The terms of the program do not obligate any third party to extend credit to us and the terms and possibility of issuing any debt under the program are determined with respect to, and as of the date of issuance of, each debt instrument. At December 31, 2012, $413 million of our total debt represented a debt issuance under this program.

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

        At December 31, 2012 and 2011, our long-term company ratings were A2 and A from Moody's and Standard & Poor's, respectively.

Limitations on transfers of funds

        Currency and other local regulatory limitations related to the transfer of funds exist in a number of countries where we operate, including Algeria, China, Egypt, India, Korea, Kuwait, Malaysia, Russia, South Africa, Taiwan, Thailand, Turkey and Venezuela. Funds, other than regular dividends, fees or loan repayments, cannot be readily transferred offshore from these countries and are therefore deposited and used for working capital needs locally. In addition, there are certain countries where, for tax reasons, it is not considered optimal to transfer the cash offshore. As a consequence, these funds are not available within our Group Treasury Operations to meet short-term cash obligations outside the relevant country. The above described funds are reported as cash in our Consolidated Balance Sheets, but we do not consider these funds immediately available for the repayment of debt outside the respective countries where the cash is situated, including those described above. At December 31, 2012 and 2011, the balance of "Cash and equivalents" and "Marketable securities and other short-term investments" under such limitations (either regulatory or sub-optimal from a tax perspective) totaled approximately $1,905 million and $1,530 million, respectively.

        During 2012, we continued to direct our subsidiaries in countries with restrictions to place such cash with our core banks or investment grade banks, in order to minimize credit risk on such cash positions. We continue to closely monitor the situation to ensure bank counterparty risks are minimized.

 FINANCIAL POSITION

Balance sheets

	December 31,
($ in millions)	2012	2011
Current assets
Cash and equivalents	6,875	4,819
Marketable securities and short-term investments	1,606	948
Receivables, net	11,575	10,773
Inventories, net	6,182	5,737
Prepaid expenses	311	227
Deferred taxes	869	932
Other current assets	584	351

Total current assets	28,002	23,787

        For a discussion on cash and equivalents and marketable securities and short-term investments, see "Liquidity and Capital Resources—Principal sources of funding" for further details.

        Receivables increased 7.4 percent (6.2 percent in local currencies) compared to 2011, primarily due to Thomas & Betts, and an increase in trade receivables due to certain delayed customer payments. Inventories increased 7.8 percent (5.0 percent in local currencies) compared to 2011, driven by an increasing order backlog and Thomas & Betts. Prepaid expenses increased $84 million compared to the prior year also due to Thomas & Betts and prepayments for projects in South America and Northern Europe. For a discussion of deferred taxes see "Note 16 Taxes" to our Consolidated Financial Statements. The increase in other current assets primarily reflects higher income tax receivables.

	December 31,
($ in millions)	2012	2011
Current liabilities
Accounts payable, trade	4,992	4,789
Billings in excess of sales	2,035	1,819
Employee and other payables	1,449	1,361
Short-term debt and current maturities of long-term debt	2,537	765
Advances from customers	1,937	1,757
Deferred taxes	270	305
Provisions for warranties	1,291	1,324
Provisions and other current liabilities	2,367	2,619
Accrued expenses	2,096	1,822

Total current liabilities	18,974	16,561

        Total current liabilities at December 31, 2012, increased primarily due to bonds maturing in June 2013 which were reclassified to short-term debt, as well as an increase in commercial paper outstanding.

        Accounts payable increased 4.2 percent (1.8 percent in local currencies) compared to 2011, mainly due to Thomas & Betts. Billings in excess of sales increased 11.9 percent (8.5 percent in local currencies) compared to 2011 due to the timing of billings and collections for contracts under the percentage-of-completion or completed-contract method of accounting. Employee and other payables increased 6.5 percent (4.4 percent in local currencies) on increases in employee-related liabilities such as payroll, vacation, bonus, as well as on increases in value-added tax (VAT), sales and similar taxes. Advances from customers increased 10.2 percent (10.3 percent in local currencies) compared to the prior year, with the largest increases in the Power Systems division. Provisions for warranties decreased

2.5 percent (4.8 percent in local currencies) compared to 2011, primarily due to revised risk assessments and the completion of various projects. Provisions and other current liabilities decreased 9.6 percent (11.9 percent in local currencies) primarily driven by a decrease in the market value of derivative liabilities, as well as due to a reduction in certain compliance provisions. Accrued expenses increased 15.0 percent (12.3 percent in local currencies) primarily due to Thomas & Betts, higher accrued interest as a result of bonds issued in 2012 and increases in certain employee-related accruals.

	December 31,
($ in millions)	2012	2011
Non-current assets
Property, plant and equipment, net	5,947	4,922
Goodwill	10,226	7,269
Other intangible assets, net	3,501	2,253
Prepaid pension and other employee benefits	71	139
Investments in equity-accounted companies	213	156
Deferred taxes	334	318
Other non-current assets	776	804

Total non-current assets	21,068	15,861

        Property, plant and equipment increased 20.8 percent (17.6 percent in local currencies), primarily due to Thomas & Betts, and increased investment across all divisions and most regions. The investments in new manufacturing facilities and upgrades to existing facilities helps to secure our technological competitiveness in the growth markets we serve and increases our capacity to meet our customers' delivery requirements.

        The increase in goodwill and other intangible assets was mainly due to Thomas & Betts (see "Note 11 Goodwill and other intangible assets" to our Consolidated Financial Statements). The decrease in prepaid pension and other employee benefits reflects the change in the funded status of our overfunded pension plans (see "Note 17 Employee benefits" to our Consolidated Financial Statements).

	December 31,
($ in millions)	2012	2011
Non-current liabilities
Long-term debt	7,534	3,231
Pension and other employee benefits	2,290	1,487
Deferred taxes	1,260	537
Other non-current liabilities	1,566	1,496

Total non-current liabilities	12,650	6,751

        The increase in our long-term debt was largely due to new bond issuances. See "Liquidity and Capital Resources—Debt and interest rates" for further explanation of the increase in our long-term debt.

        The increase in pension and other employee benefits was due to increases in the underfunded status of our defined benefit pension plans, mainly as a result of changes in actuarial assumptions affecting estimated projected benefit obligations (see "Note 17 Employee benefits" to our Consolidated Financial Statements). The increase in deferred taxes was mostly related to Thomas & Betts (see "Note 3 Acquisitions and increases in controlling interests"). For further explanation regarding deferred taxes, refer to "Note 16 Taxes" to our Consolidated Financial Statements.

Cash flows

        In the Consolidated Statements of Cash Flows, the effects of discontinued operations are not segregated.

        The Consolidated Statements of Cash Flows can be summarized as follows:

($ in millions)	2012	2011	2010
Net cash provided by operating activities	3,779	3,612	4,197
Net cash used in investing activities	(5,575)	(3,253)	(2,747)
Net cash provided by (used in) financing activities	3,762	(1,208)	(2,530)
Effects of exchange rate changes on cash and equivalents	90	(229)	(142)

Net change in cash and equivalents—continuing operations	2,056	(1,078)	(1,222)

Net cash provided by operating activities

($ in millions)	2012	2011	2010
Net income	2,812	3,315	2,732
Depreciation and amortization	1,182	995	702
Total adjustments to reconcile net income to net cash provided by operating activities (excluding depreciation and amortization)	196	(23)	164
Total changes in operating assets and liabilities	(411)	(675)	599

Net cash provided by operating activities	3,779	3,612	4,197

        Operating activities in 2012 provided net cash of $3,779 million, an increase from 2011 of 4.6 percent. The increase was primarily driven by a lower increase in working capital requirements offset by the cash impacts of lower net income.

        Net cash provided by operating activities in 2011 of $3,612 million declined by 13.9 percent from the prior year. This decline was driven by higher trade receivables and inventories in line with the 20 percent increase in revenues. The decrease can be further attributed to a lower increase in trade payables than in the prior year. Provisions were also lower due to payments related to environmental remediation liabilities in the United States and restructuring-related payments.

        In 2010, operating activities provided net cash of $4,197 million, reflecting our working capital management. Stable levels of working capital were achieved despite increasing order volumes, as cash outlays for higher inventories and trade receivables could be offset through increased levels of trade payables.

Net cash used in investing activities

($ in millions)	2012	2011	2010
Purchases of marketable securities (available-for-sale)	(2,288)	(2,809)	(3,391)
Purchases of marketable securities (held-to-maturity)	—	—	(65)
Purchases of short-term investments	(67)	(142)	(2,165)
Purchases of property, plant and equipment and intangible assets	(1,293)	(1,021)	(840)
Acquisition of businesses (net of cash acquired) and changes in cost and equity investments	(3,694)	(4,020)	(1,313)
Proceeds from sales of marketable securities (available-for-sale)	1,655	3,717	807
Proceeds from maturity of marketable securities (available-for-sale)	—	483	531
Proceeds from maturity of marketable securities (held-to-maturity)	—	—	290
Proceeds from short-term investments	27	529	3,276
Other investing activities	85	10	123

Net cash used in investing activities	(5,575)	(3,253)	(2,747)

        Net cash used in investing activities in 2012 increased compared to 2011 due to the sustained high level of cash outflow for the acquisition of businesses, primarily Thomas & Betts. In addition, there were net cash outflows from marketable securities and short-term investments of $673 million compared to net inflows in the prior year of $1,778 million as acquisitions in 2012 were primarily financed through new corporate bonds issued, whereas in 2011, acquisitions were funded mainly by our excess liquidity. Capital expenditures for new plant, property and equipment were also higher in 2012, to support business growth.

        Total cash disbursements for the purchase of property, plant and equipment and intangibles in 2012 of $1,293 million included $885 million for construction in progress, $248 million for the purchase of machinery and equipment, $83 million for the purchase of land and buildings, and $77 million for the purchase of intangible assets.

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

        Acquisition of businesses (net of cash acquired), in 2010, primarily related to the acquisition of Ventyx and certain smaller acquisitions such as K-TEK in the United States and Jokab Safety in Sweden.

Net cash provided by (used in) financing activities

($ in millions)	2012	2011	2010
Net changes in debt with maturities of 90 days or less	570	450	52
Increase in debt	5,986	2,580	277
Repayment of debt	(1,104)	(2,576)	(497)
Purchase of shares	—	—	(228)
Delivery of shares	90	110	78
Dividends paid	(1,626)	(1,569)	—
Dividends paid in the form of nominal value reduction	—	—	(1,112)
Acquisition of noncontrolling interests	(9)	(13)	(956)
Dividends paid to noncontrolling shareholders	(121)	(157)	(193)
Other financing activities	(24)	(33)	49

Net cash provided by (used in) financing activities	3,762	(1,208)	(2,530)

        Our financing activities primarily include debt transactions (both from the issuance of debt securities and borrowings directly from banks), share transactions, and dividends paid.

        The 2012 and 2011 net cash inflow from changes in debt with maturities of 90 days or less, primarily reflects the net issuance of commercial paper under our commercial paper program in the United States. During the third quarter of 2012 the program was increased to $2 billion, replacing the previous $1 billion program.

        In 2012, the cash inflows from increases in debt primarily related to the issuance of the following bonds: EUR 1,250 million aggregate principal, 2.625 percent, due 2019; $1,250 million aggregate principal, 2.875 percent, due 2022; $750 million aggregate principal, 4.375 percent, due 2042; $500 million aggregate principal, 1.625 percent, due 2017; AUD 400 million aggregate principal, 4.25 percent, due 2017; and CHF 350 million aggregate principal, 1.50 percent, due 2018. In 2011, the cash inflows from increases in debt principally related to the issuance of the following bonds: $600 million aggregate principal, 2.5 percent, due 2016; $650 million aggregate principal, 4.0 percent, due 2021; CHF 500 million aggregate principal, 1.25 percent, due 2016; and CHF 350 million aggregate principal, 2.25 percent, due 2021. In 2010, the increase in debt primarily related to short-term borrowings.

        During 2012, $1,104 million of debt was repaid, mainly reflecting the repayment of part of the debt assumed from the acquisition of Thomas & Betts (approximately $320 million) and of other debt (primarily short-term bank borrowings). During 2011, $2,576 million of bonds and other debt was repaid, primarily reflecting the repayment of $1.2 billion in debt assumed upon the acquisition of Baldor in January 2011 and the repayment at maturity of 650 million euro of 6.5% EUR Instruments, due 2011, (equivalent to $865 million at date of repayment). During 2010, $497 million of debt was repaid at maturity.

        During 2010, we purchased, on the open market, 12.1 million of our own shares for use in connection with our employee share-based programs, resulting in a cash outflow of $228 million. During 2012 and 2011, there were no purchases or sales of treasury stock on the open market.

        The acquisition of noncontrolling interests in 2010 of $956 million represented the cost of increasing our ownership interest in ABB Limited, India (our publicly-listed subsidiary in India) from approximately 52 percent to 75 percent.

Disclosures about contractual obligations and commitments

        The contractual obligations presented in the table below represent our estimates of future payments under fixed contractual obligations and commitments. The amounts in the table may differ from those reported in our Consolidated Balance Sheet at December 31, 2012. Changes in our business needs, cancellation provisions and changes in interest rates, as well as actions by third parties and other factors, may cause these estimates to change. Therefore, our actual payments in future periods may vary from those presented in the table. The following table summarizes certain of our contractual obligations and principal and interest payments under our debt instruments, leases and purchase obligations at December 31, 2012:

($ in millions)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Payments due by period
Long-term debt obligations	8,529	998	52	2,099	5,380
Interest payments related to long-term debt obligations	2,389	269	446	407	1,267
Operating lease obligations	2,139	527	799	518	295
Capital lease obligations(1)	188	31	52	23	82
Purchase obligations	6,029	4,751	986	252	40

Total	19,274	6,576	2,335	3,299	7,064

(1)
Capital lease obligations represent the total cash payments to be made in the future and include interest expense of $83 million and executory cost of $2 million.

        In the table above, the long-term debt obligations reflect the cash amounts to be repaid upon maturity of those debt obligations. As we have designated interest rate swaps as fair value hedges of certain debt obligations, the cash obligations above will differ from the long-term debt balance reflected in "Note 12 Debt" to our Consolidated Financial Statements.

        We have determined the interest payments related to long-term debt obligations by reference to the payments due under the terms of our debt obligations at the time such obligations were incurred. However, we use interest rate swaps to modify the interest characteristics of certain of our debt obligations. The net effect of these swaps may be to increase or decrease the actual amount of our cash interest payment obligations, which may differ from those stated in the above table. For further details on our debt obligations and the related hedges, see "Note 12 Debt" to our Consolidated Financial Statements.

        Of the total of $774 million unrecognized tax benefits (net of deferred tax assets) at December 31, 2012, it is expected that $41 million will be paid within less than a year. However, we cannot make a reasonably reliable estimate as to the related future payments for the remaining amount.

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

	December 31,
	2012	2011
($ in millions)	Maximum potential payments
Performance guarantees	149	148
Financial guarantees	83	85
Indemnification guarantees	190	194

Total	422	427

        The carrying amounts of liabilities recorded in the Consolidated Balance Sheets in respect of the above guarantees were not significant at December 31, 2012 and 2011, and reflect our best estimate of future payments, which we may incur as part of fulfilling our guarantee obligations.

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

        In accordance with the requirements of the New York Stock Exchange (NYSE), a comparison of how the corporate governance practices followed by ABB differ from those required under the NYSE listing standards can be found in the section "Corporate governance" at www.abb.com/investorcenter

Duties of directors and officers

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

        The internal organizational structure and the definition of the areas of responsibility of the Board, as well as the information and control instruments vis-à-vis the Executive Committee, are set forth in the ABB Ltd Board Regulations and Corporate Governance Guidelines, a copy of which can be found in the section "Corporate governance" at www.abb.com/investorcenter

        The Board meets as frequently as needed but at least four times per annual Board term. Board meetings are convened by the chairman or upon request by a director or the chief executive officer (CEO). Documentation covering the various items of the agenda for each Board meeting is sent out in advance to each Board member in order to allow each member time to study the covered matters prior to the meetings. Decisions made at the Board meetings are recorded in written minutes of the meetings.

        The CEO shall regularly, and whenever extraordinary circumstances so require, report to the Board about ABB's overall business and affairs. Further, Board members are entitled to information concerning ABB's business and affairs. Additional details are set forth in the ABB Ltd Board Regulations & Corporate Governance Guidelines which can be found in the section "Corporate governance" at www.abb.com/investorcenter

Term and members

        The members of the Board are elected individually at the annual general meeting of the shareholders for a term of one year; re-election is possible. Our Articles of Incorporation, a copy of which can be found in the section "Corporate governance" at www.abb.com/investorcenter, do not provide for the retirement of directors based on their age. However, an age limit for members of the Board is set forth in the ABB Ltd Board Regulations and Corporate Governance Guidelines (although waivers are possible and subject to Board discretion), a copy of which can be found in the section "Corporate governance" at www.abb.com/investorcenter

        As at December 31, 2012, the members of the Board (Board term April 2012 to April 2013) were:

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

        Louis R. Hughes has been a member of ABB's Board of Directors since May 16, 2003. He is the chairman of InZero Systems (formerly GBS Laboratories LLC) (U.S.). He is also a member of the boards of directors of Akzo Nobel (the Netherlands) and Alcatel Lucent (France). Mr. Hughes was born in 1949 and is a U.S. citizen.

        Hans Ulrich Märki has been a member of ABB's Board of Directors since March 12, 2002. He is the retired chairman of IBM Europe, Middle East and Africa (France), and a member of the board of directors of Mettler-Toledo International (U.S.) and Swiss Re Ltd and Menuhin Festival Gstaad AG (both Switzerland). He is also a member of the foundation board of Schulthess Klinik, Zurich (Switzerland) and the board of trustees of the Hermitage Museum, St. Petersburg (Russia). Mr. Märki was born in 1946 and is a Swiss citizen.

        Michel de Rosen has been a member of ABB's Board of Directors since March 12, 2002. He is the chief executive officer of and a member of the board of directors of Eutelsat Communications (France). Mr. de Rosen was born in 1951 and is a French citizen.

        Michael Treschow has been a member of ABB's Board of Directors since May 16, 2003. He is the chairman of the boards of directors of Unilever NV (the Netherlands), and Unilever PLC (U.K.). He is also a member of the board of directors of the Knut and Alice Wallenberg Foundation (Sweden). Mr. Treschow was born in 1943 and is a Swedish citizen.

        Jacob Wallenberg has been a member of ABB's Board of Directors since June 26, 1999. From March 1999 to June 1999, he served as a member of the board of directors of ABB Asea Brown Boveri Ltd, the former parent company of the ABB Group. He is the chairman of the board of directors of Investor AB (Sweden). He is vice chairman of Telefonaktiebolaget LM Ericsson AB, SEB Skandinaviska Enskilda Banken and SAS AB (all Sweden). He is also a member of the boards of directors of the Knut and Alice Wallenberg Foundation and the Stockholm School of Economics (both Sweden), and The Coca-Cola Company (U.S.). Mr. Wallenberg was born in 1956 and is a Swedish citizen.

        Ying Yeh has been a member of ABB's Board of Directors since April 29, 2011. She is a member of the boards of directors of InterContinental Hotels Group (U.K.), Volvo AB (Sweden) and Samsonite International S.A. (Luxembourg). Ms. Yeh was born in 1948 and is a Chinese citizen.

        As of December 31, 2012, all Board members were non-executive and independent directors (see Item 7—"Related Party Transactions"), and none of ABB's Board members held any official functions or political posts. Further information on ABB's Board members can be found by clicking on the ABB Board of Directors CV link which can be found in the section "Corporate governance" at www.abb.com/investorcenter

Board committees

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

Governance, Nomination and Compensation Committee

        The GNCC is responsible for (i) overseeing corporate governance practices within ABB, (ii) nominating candidates for the Board, the role of CEO and other positions on the Executive Committee, and (iii) succession planning, employment and compensation matters relating to the Board and the Executive Committee. The GNCC is also responsible for maintaining an orientation program for new Board members and an ongoing education program for existing Board members.

        The GNCC must comprise three or more independent directors. The chairman of the Board and, upon invitation by the committee's chairman, the CEO or other members of the Executive Committee may participate in the committee meetings, provided that any potential conflict of interest is avoided and confidentiality of the discussions is maintained.

  As at December 31, 2012, the members of the GNCC were:
  Hans Ulrich Märki (chairman)
  Michel de Rosen
  Michael Treschow
  Ying Yeh

Finance, Audit and Compliance Committee

        The FACC is responsible for overseeing (i) the integrity of ABB's financial statements, (ii) ABB's compliance with legal, tax and regulatory requirements, (iii) the independent auditors' qualifications and independence, (iv) the performance of ABB's internal audit function and external auditors, and (v) ABB's capital structure, funding requirements and financial risk policies.

        The FACC must comprise three or more independent directors who have a thorough understanding of finance and accounting. The chairman of the Board and, upon invitation by the committee's chairman, the CEO or other members of the Executive Committee may participate in the committee meetings, provided that any potential conflict of interest is avoided and confidentiality of the discussions is maintained. In addition, the Chief Integrity Officer, the Head of Internal Audit and the external auditors participate in the meetings, as appropriate. As required by the SEC at least one member of the FACC has to be an audit committee financial expert. The Board has determined that each member of the FACC is an audit committee financial expert.

  As at December 31, 2012, the members of the FACC were:
  Louis R. Hughes (chairman)
  Roger Agnelli
  Jacob Wallenberg

Meetings and attendance

        The Board and its committees have regularly scheduled meetings throughout the year. These meetings are supplemented by additional meetings (either in person or by conference call), as necessary.

        The table below shows the number of meetings held during 2012 by the Board and its committees, their average duration, as well as the attendance of the individual Board members. In addition, members of the Board and the Executive Committee participated in a two-day strategic retreat.

	Board
Meetings and attendance	Regular	Additional	GNCC	FACC
Average duration (hours)	6.2	0.8	2.3	2.9
Number of meetings	6	3	10	6
Meetings attended:
Hubertus von Grünberg	6	3	—	—
Roger Agnelli	6	3	—	5
Louis R. Hughes	6	3	—	6
Hans Ulrich Märki	6	3	10	—
Michel de Rosen	6	3	10	—
Michael Treschow	6	3	10	—
Jacob Wallenberg	6	3	—	6
Ying Yeh	6	3	10	—

Secretary to the Board

        Diane de Saint Victor is the secretary to the Board.

Executive Committee

Responsibilities and organization

        The Board has delegated the executive management of ABB to the CEO and the other members of the Executive Committee. The CEO and under his direction the other members of the Executive Committee are responsible for ABB's overall business and affairs and day-to-day management.

        The CEO reports to the Board regularly, and whenever extraordinary circumstances so require, on the course of ABB's business and financial performance and on all organizational and personnel matters, transactions and other issues relevant to the Group.

        Each member of the Executive Committee is appointed and discharged by the Board.

Members of the Executive Committee

        As at December 31, 2012, the members of the Executive Committee were:

        Joe Hogan joined ABB's Executive Committee as Chief Executive Officer in September 2008. Before joining ABB, Mr. Hogan was the CEO and President of General Electric's GE Healthcare unit from 2000 to 2008. From 1985 to 2000, Mr. Hogan held various positions at General Electric. Mr. Hogan was born in 1957 and is a U.S. citizen.

        Michel Demaré joined ABB's Executive Committee as Chief Financial Officer in January 2005. From October 2008 to March 2011, he was also Head of Global Markets. From February 2008 to August 2008, he was appointed interim CEO in addition to his duties as CFO. He is also vice chairman of the board of directors of UBS AG and a board member of Syngenta AG and IMD Foundation (all Switzerland). From 2002 until 2004, Mr. Demaré was vice president and chief financial officer of Baxter Europe. From 1984 until 2002, he held various positions within Dow Chemical (U.S.). Mr. Demaré was born in 1956 and is a Belgian citizen.

        Gary Steel joined ABB's Executive Committee as Head of Human Resources in January 2003. Mr. Steel is a member of the board of directors of Harman International Industries Inc. (U.S.) and a director of Aquamarine Power (U.K.). In 2002, he was the human resources director, group finance at Royal Dutch Shell (the Netherlands). Between 1976 and 2002, he held several human resources and employee relations positions at Royal Dutch Shell. Mr. Steel was born in 1952 and is a British citizen.

        Diane de Saint Victor joined ABB's Executive Committee as General Counsel in January 2007. As of March 2013, she has been named as a non-executive director of Barclays Bank Plc (U.K.). From 2004 to 2006, she was general counsel of European Aeronautic Defence and Space, EADS (France/Germany). From 2003 to 2004, she was general counsel of SCA Hygiene Products (Germany). From 1993 to 2003, she held various legal positions with Honeywell International (France/Belgium). From 1988 to 1993, she held various legal positions with General Electric (U.S.). Ms. de Saint Victor was born in 1955 and is a French citizen.

        Frank Duggan was appointed Executive Committee member responsible for Global Markets in March 2011. Since 2008 he is also ABB's region manager for India, Middle East and Africa. From 2008 to 2011, he was ABB's country manager for the United Arab Emirates. From 2004 to 2007 he was head of ABB's Group Account Management and ABB's country manager for Ireland. Between 1986 and 2004 he held several management positions with ABB. Mr. Duggan was born in 1959 and is an Irish citizen.

        Greg Scheu was appointed Executive Committee member responsible for Marketing and Customer Solutions in May 2012. Mr. Scheu, a former executive at Rockwell International, joined ABB in 2001 and was responsible for the integration of Baldor Electric Co. which ABB acquired in January 2011. Mr. Scheu was born in 1961 and is a U.S. citizen.

        Prith Banerjee joined ABB's Executive Committee as Chief Technology Officer in May 2012. From 2007 to 2012, Mr. Banerjee was Senior Vice President of Research Hewlett Packard and Director of HP Labs (U.S.). Prior to that, Mr. Banerjee was Professor of Electrical Engineering and Computer Science, as well as Dean of the College of Engineering at the University of Illinois, Chicago. Mr.Banerjee was born in 1960 and is a U.S. citizen.

        Bernhard Jucker was appointed Executive Committee member responsible for the Power Products division in January 2006. From 2003 to 2005, he was ABB's country manager for Germany. From 1980 to 2003, he held various positions in ABB. Mr. Jucker was born in 1954 and is a Swiss citizen.

        Brice Koch was appointed Executive Committee member responsible for the Power Systems division in March 2012. From January 2010 to March 2012, Mr. Koch was Executive Committee member responsible for Marketing and Customer Solutions. From 2007 to 2009 he was the Manager of ABB in China and of ABB's North Asia Region. Between 1994 and 2006, he held several management positions with ABB. He is also member of the board of directors of Rector S.A. (France) and ETH Zurich Foundation (Switzerland). Mr. Koch was born in 1964 and is a French citizen.

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

        Tarak Mehta was appointed Executive Committee member responsible for the Low Voltage Products division in October 2010. From 2007 to 2010, he was head of the Transformers business. Between 1998 and 2006, he held several management positions with ABB. Mr. Mehta was born in 1966 and is a U.S. citizen.

        Veli-Matti Reinikkala was appointed Executive Committee member responsible for the Process Automation division in January 2006. He is a member of the board of directors of UPM-Kymmene (Finland). In 2005, he was the head of the Process Automation business area. From 1993 to 2005, he held several positions with ABB. Mr. Reinikkala was born in 1957 and is a Finnish citizen.

        In addition, as of February 1, 2013, Michel Demaré stepped down as ABB's Chief Financial Officer and member of the Executive Committee and Eric Elzvik has succeeded him as Chief Financial Officer and member of the Executive Committee. From 2010 to 2013, Mr. Elzvik was the Chief Financial Officer of ABB's Discrete Automation and Motion division. Mr. Elzvik joined ABB in 1984 and has held a variety of other leadership roles in Sweden, Singapore and Switzerland, including head of Corporate Development, and head of Mergers & Acquisitions and New Ventures. Mr. Elzvik was born in 1960 and is a Swiss and Swedish citizen.

        Further information about the members of the Executive Committee can be found by clicking on the Executive Committee CV link in the section "Corporate governance" at www.abb.com/investorcenter

Management contracts

        There are no management contracts between ABB and companies or natural persons not belonging to the ABB Group.

Employee Participation Programs

        In order to align its employees' interests with the business goals and financial results of the company, ABB operates a number of incentive plans, linked to ABB's shares, such as the Employee Share Acquisition Plan, the Management Incentive Plan and the Long Term Incentive Plan. For a more detailed description of each of these incentive plans, see "Note 18 Share-based payment arrangements" to our Consolidated Financial Statements.

Remuneration

        ABB's success depends on its ability to attract and retain people who will drive the business to outperform competitors and create value for shareholders over the long term. These are important considerations behind ABB's remuneration policy. This Remuneration section presents the principles of this policy, the mechanisms for managing remuneration, and the compensation in 2012 for members of the Board of Directors (Board) and the Executive Committee (EC).

Board remuneration

Governance and principles

        The Board sets and periodically reviews compensation for its members based on a comparison of the compensation of non-executive board members of publicly-traded companies in Switzerland that are part of the Swiss Market Index. The Governance, Nomination and Compensation Committee (GNCC) is responsible for making recommendations to the Board.

Components of compensation

        Members of the Board are paid for their service over a 12-month period that starts with their election at the annual general meeting. Payment is made in two installments, one following the first six months of the term and one at the end. Board members do not receive pension benefits and are not eligible to participate in any of ABB's employee incentive programs.

        To align the interests of Board members with those of ABB's shareholders, half of each member's compensation is paid in the form of ABB shares, though Board members can alternatively choose to receive all their compensation in shares. The shares are kept in a blocked account for three years. Departing Board members are entitled to the shares when they leave the company unless agreed otherwise.

        The number of shares awarded is calculated prior to each semi-annual payment by dividing the sum to which the Board members are entitled by the average closing price of the ABB share over a predefined 30-day period. The compensation amounts per individual are listed in the table below:

		Paid in 2012
		November Board term 2012/2013		May Board term 2011/2012
Name	Function	Settled in cash(1)	Settled in shares— number of shares received(2)	Settled in cash(1)	Settled in shares— number of shares received(2)	Total compensation paid 2012(3)(4)(5)
		CHF		CHF		CHF
Hubertus von Grünberg	Chairman of the Board	—	23,298	—	22,685	1,200,000
Roger Agnelli(6)	Member of the Board	75,000	2,873	75,000	2,807	300,000
Louis R. Hughes(6)	Member of the Board and Chairman of the Finance, Audit and Compliance Committee	100,000	3,840	100,000	3,751	400,000
Hans Ulrich Märki	Member of the Board and Chairman of the Governance, Nomination and Compensation Committee	—	10,649	—	10,364	400,000
Michel de Rosen(7)	Member of the Board	75,000	2,873	—	5,614	300,000
Michael Treschow(7)	Member of the Board	75,000	2,922	75,000	2,843	300,000
Jacob Wallenberg(6)	Member of the Board	75,000	2,873	75,000	2,807	300,000
Ying Yeh(7)	Member of the Board	75,000	2,905	75,000	2,807	300,000

Total		475,000	52,233	400,000	53,678	3,500,000

(1)
Represents gross amounts paid, prior to deductions for social security, withholding tax etc.

(2)
Number of shares per Board member is calculated based on net amount due after deductions for social security, withholding tax etc.

(3)
For the 2012-2013 Board term, all members elected to receive 50% of their gross compensation in the form of ABB shares, except for Hubertus von Grünberg and Hans Ulrich Märki who elected to receive 100%.

(4)
For the 2011-2012 Board term, all members elected to receive 50% of their gross compensation in the form of ABB shares, except for Hubertus von Grünberg, Hans Ulrich Märki and Michel de Rosen who elected to receive 100%.

(5)
In addition to the Board remuneration stated in the above table, the Company paid, in 2012, CHF 211,008, in employee social security payments.

(6)
Member of the Finance, Audit and Compliance Committee.

(7)
Member of the Governance, Nomination and Compensation Committee.

Board of Directors compensation in 2012

        Compensation for Board members is outlined in the table below and has been unchanged since the 2007/2008 term of office. Consistent with past practice, no loans or guarantees were granted to Board members in 2012.

	Board term
	2012/2013	2011/2012
	CHF	CHF
Chairman of the Board	1,200,000	1,200,000
Member of the Board and Committee chairman	400,000	400,000
Member of the Board	300,000	300,000

Executive Committee remuneration

Governance and principles

        The Board and GNCC have direct oversight of compensation policy at ABB. The GNCC is responsible for developing the general remuneration principles and practices of the ABB Group and for recommending them to the full Board, which takes the final decisions.

        The Board and GNCC are actively involved in the continuous development of ABB's executive remuneration system to reflect a remuneration philosophy that is based on the following principles:

  •
  Market orientation—ABB conducts regular benchmarking reviews to ensure compensation is at a level that will attract and retain top talent.

  •
  Performance—ABB ensures that performance drives all compensation elements. Performance metrics include financial objectives, individual performance and behavior, as well as the share price performance.

  •
  Shareholder value—ABB's compensation elements focus on rewarding the delivery of outstanding and sustainable results without inappropriate risk taking.

  •
  Retention—ABB grants a portion of its compensation through long-term oriented elements to attract and retain the key talent that ABB needs to drive its success globally.

        The GNCC acts on behalf of the Board in regularly reviewing the remuneration philosophy and structure, and in reviewing and approving specific proposals on executive compensation to ensure that they are consistent with the Group's compensation principles. In 2012, the GNCC hired Hostettler, Kramarsch & Partner (hkp), an independent consultant specializing in performance management and compensation, to provide advice on remuneration. At the GNCC's request, the firm helped to redesign the Long Term Incentive Plan described in "Components of EC compensation" section below. Hkp has no other mandate with ABB.

        All senior positions in ABB have been evaluated using a consistent methodology developed by the Hay Group, whose job evaluation system is used by more than 10,000 companies around the world. The Hay methodology goes beyond job titles and company size in assessing positions. It considers the know-how required to do the job, the problem-solving complexities involved, as well as the accountability for results and the freedom to act to achieve results. This approach provides a meaningful, transparent and consistent basis for comparing remuneration levels at ABB with those of equivalent jobs at other companies that have been evaluated using the same criteria. The Board primarily uses Hay's data from the European market to set EC compensation, which is targeted to be above the median values for the market.

        Every year, the Board reviews the CEO's performance and decides on any change in compensation. The CEO reviews the performance of other members of the EC and makes recommendations to the GNCC on their individual remuneration. The full Board takes the final decisions on compensation for all EC members, none of whom participates in the deliberations on their remuneration.

        Information on the meetings held by the GNCC in 2012 can be found in "Meetings and attendance" section above.

Components of EC compensation

(i)
Compensation elements and performance considerations

        The compensation of EC members currently consists of the following elements: a base salary and benefits, a short-term variable component dependent on annual Group performance objectives, and a long-term variable component designed to reward the creation of shareholder value and an executive's commitment to the company. The main components of executive compensation are summarized in the following chart and described in detail below:

Base salary	Cash	Paid monthly
Competitive in respect to labor markets
Annual revisions, if any, partly based on performance
Short-term variable compensation	Cash	Conditional annual payment Payout depends on performance in previous year against predefined Group objectives, with a cap on the payout for over-performance
Long-term variable compensation (Long Term Incentive Plan 2012)	Cash and shares	Performance component: Conditional grant made annually Payout is in cash and depends on ABB's weighted cumulative earnings per share over a three-year period	Retention component: Conditional grant made annually Payout is in shares (70%) and cash (30%) and requires the executive to remain at ABB for a three-year period from grant
(Executives can elect to receive 100% in shares)

        In addition, members of the EC are required to build up a holding of ABB shares that is equivalent to a multiple of their base salary, to ensure that their interests are aligned with those of shareholders. Since 2010, the requirement has been five times base salary for the CEO and four times base salary for the other members of the EC. New members of the EC should aim to reach these multiples within four years of their appointment. These required shareholding amounts are reviewed annually, based on salary and expected share price developments.

(ii)
Annual base salary

        The base salary for members of the EC is set with reference to positions of equivalent responsibility outside ABB, as determined using the Hay methodology described above. It is reviewed annually principally on the basis of Hay's annual Top Executive Compensation in Europe survey. When considering changes in base salary, the executive's performance during the preceding year against individual objectives is taken into account. Under its mandate with ABB, Hay also conducts job evaluations.

(iii)
Benefits

        Members of the EC receive pension benefits, payable into the Swiss ABB Pension Fund and ABB Supplementary Insurance Plan (the regulations are available at www.abbvorsorge.ch). The current level of pension benefits was set in 2006 on the basis of results from a survey of pension conditions for Swiss-based executives at Adecco, Ciba, Dow, Nestlé, Novartis, Roche, Serono, Syngenta and Sulzer that ABB commissioned from Towers Watson, a consultant. The survey was repeated in 2010 and a new benchmarking exercise will be conducted in 2013. Towers Watson also provides actuarial services to ABB, and pension advisory services in connection with mergers and acquisitions transactions.

        The compensation of EC members also includes social security contributions and other benefits, as outlined in the table in section "EC compensation in 2012" below. The Board has decided to provide tax equalization for EC members resident outside Switzerland to the extent that they are not able to claim a tax credit in their country of residence for income taxes they have paid in Switzerland.

(iv)
Short-term variable compensation

        Payment of the short-term variable component is conditional on the fulfillment of predefined annual objectives that are specific, quantifiable and challenging. Short-term variable compensation for members of the EC and most other senior managers throughout the company is based on Group performance objectives. For some managers with regional or country-level responsibilities, short-term variable compensation is based on related objectives adapted to ABB's goals in these markets. The CEO recommends the Group performance objectives to the GNCC, which may make or request amendments before it submits a proposal to the Board. The Board takes the final decision.

        The 2012 objectives, shown in the table below, were Group-wide metrics that were aligned with the Group's 2015 strategic targets that have been communicated to shareholders.

Objective(1)	Weighting
Orders received	12.5%
Revenues	12.5%
Operational EBITDA(2)	25%
Ratio of operating cash flow to operational EBIT(3)	25%
Net Promoter Score (NPS)(4)	10%
Cost savings	15%

(1)
The financial objectives exclude the impact of currency fluctuations.

(2)
See definition in "Note 23 Operating segment and geographic data" to our Consolidated Financial Statements.

(3)
Operating cash flow is defined as net cash provided by operating activities, reversing the impact of interest and taxes. Operational EBIT is defined as Operational EBITDA before excluding depreciation and amortization.

(4)
NPS is a metric based on dividing customers into three categories: Promoters, Passives, and Detractors. This is achieved by asking customers in a one-question survey whether they would recommend ABB to a colleague. In 2012, ABB had a target to increase the number of countries that had improved their NPS score.

        The payout for fully achieving the predefined annual objectives is equivalent to 150 percent of the base salary for the CEO and 100 percent of the base salary for other members of the EC. Underperformance results in a lower payout, or none at all if performance is below a certain threshold. If the objectives are exceeded, the Board has the discretion to approve a payout that is up to 50 percent higher (representing up to 225 percent of the base salary for the CEO and 150 percent of the base salary for other members of the EC). For 2012, the Board exercised its discretion and awarded a 10 percent higher payout, reflecting the company's performance against the objectives.

(v)
Long-term variable compensation

        An important principle of executive compensation at ABB is that it should encourage the creation of value for the company's shareholders and enable EC members to participate in the company's success. The company's Long Term Incentive Plan (LTIP) is the principal mechanism through which members of the EC and certain other executives are encouraged to create value for shareholders. Awarded annually, LTIPs comprise a performance component and a retention component whose proportions in relation to the base salary are explained below.

        (a)   Performance component

        The performance component of the plan is designed to reward participants for increasing earnings per share (EPS) over a three-year period. Earnings per share is defined in the terms of the LTIP as diluted earnings per share attributable to ABB shareholders calculated using income from continuing operations, net of tax, unless the Board decides to calculate using net income for a particular year. EPS was adopted as the performance measure in the performance component of the LTIP launched in 2012.

        EPS replaces relative total shareholder return (TSR), which was the performance measure used in previous LTIPs. EPS growth (based on net income excluding acquisitions) is one of the financial targets of ABB's 2015 strategy and is therefore better aligned with published goals than relative TSR, which is the percentage change in ABB's share price plus dividends over a three-year period, compared with peers.

        The payout of this part of the plan occurs after three years, based on the Group's weighted cumulative EPS performance against predefined objectives. The weighted cumulative EPS is calculated as 33 percent of EPS in the first year plus 67 percent of EPS in the second year plus 100 percent of EPS in the third year. There is no payout if the lower threshold is not reached and payout is capped if performance exceeds the upper threshold.

        At each launch, participants are allocated a reference number of shares that is linked to a percentage of their base salary. In 2012, the percentages were 100 percent for the CEO and 42 percent for the other members of the EC. The payout at the end of the three-year period, if any, will be made in cash.

        Under the terms and conditions of the plan, the GNCC decides whether EC members who leave the company before the end of the three-year period forfeit the unvested award, or receive all or a portion of such awards.

  (b)
  Historical payout of performance component

        Of the LTIPs launched since 2006 that have also vested, the only one whose performance component has paid out is the 2007 launch, under which participants, upon vesting, were entitled to receive 92 percent of the performance shares that they had been conditionally granted.

  (c)
  Retention component

        The second component of the LTIP is designed to retain executives at ABB. Members of the EC are conditionally granted shares, which are awarded after three further years of service to the company.

        The reference grant size for the CEO is equivalent to 100 percent of base salary. The other EC members receive a grant from a pool whose reference size is equivalent to 65 percent of their combined base salaries. The CEO recommends to the Board how to allocate shares from this pool to each individual EC member, based on an assessment of their individual performance in the previous calendar year, and the Board takes the final decision.

        Starting with the 2012 LTIP, the reference grant size for the CEO and the pool for the other EC members for any particular launch can each be increased or decreased by the Board by up to 25 percent, based on an assessment of ABB's performance over the three years preceding the launch of the plan. The assessment considers ABB's performance against its peers according to financial metrics and non-financial measures related to customer satisfaction, integrity, and health and safety.

        Following its assessment of ABB's performance in the period 2009-2011, the Board increased the size of the retention component in the 2012 LTIP by 20 percent for the CEO and by 10 percent in aggregate for the rest of the EC.

        EC members receive 70 percent of the payout in shares and the remainder in cash, unless they elect to receive 100 percent in shares.

        Under the terms and conditions of the plan, the GNCC decides whether EC members who leave the company before the end of the three-year period forfeit the unvested award, or receive all or a portion of such awards.

(vi)
Severance provisions

        Employment contracts for EC members contain notice periods of 12 months, during which they are entitled to compensation comprising their base salary, benefits and short-term variable compensation. The Board has decided that, starting January 1, 2013, contracts for new members of the EC will no longer include a provision extending compensation for up to 12 additional months if their employment is terminated by ABB and if they do not find alternative employment within the notice period that pays at least 70 percent of their compensation.

Acquisition Integration Execution Plan

        In the past three years, ABB has invested more than $10 billion in connection with acquisitions as part of its strategy to grow the business profitably and create value for ABB shareholders. The focus has been on companies that fill geographic, end-market or product gaps.

        Strict financial criteria are applied to the investments, and the financial objectives are expected to be achieved through a combination of cost and growth synergies. Delivering these synergies depends on the successful integration of the new businesses with those of ABB.

        To this end, the Board has established a one-time Acquisition Integration Execution Plan (AIEP) whose goal is to maximize the return on the recent acquisitions of Baldor, Thomas & Betts and Ventyx, and to foster the collaborative behavior required to make the benefits sustainable.

        The plan has two parts. The first is intended to reward the achievement of predefined objectives for 2013 related to revenues, operational EBITDA, and customer and employee retention and development, at each of the three acquisitions. Each business accounts for one-third of the first part of the plan. The second part is intended to accelerate collaboration between ABB's business, technical, functional and local experts, a step which the Board considers vital not only to integrating the acquisitions but also to providing customers with the kind of service and experience that will enable the company to meet the ambitious goals of its 2015 strategy.

        The plan was launched in the fourth quarter of 2012 for members of the EC who are expected to be in their positions throughout 2013, excluding the CEO who will participate in the assessment of participants. In addition, Michel Demaré, whose departure from ABB was announced in October 2012, and Eric Elzvik, who joined the EC in February 2013, are not participants in the plan.

        The plan consists of conditionally granted shares (capped at a maximum of 768,286 shares). The payout, if any, will occur in 2014 and will be made in shares (70 percent) and cash (30 percent), although participants can elect to receive 100 percent in shares.

EC compensation in 2012

        ABB discloses the compensation elements for each member of the EC, going beyond the requirements of the Swiss Code of Obligations.

        The table in this section provides an overview of the total compensation of members of the EC in 2012, comprising cash compensation and the estimated value of the conditional grants awarded under the AIEP and under the three-year LTIP launched in 2012. Cash compensation includes the base salary, the short-term variable compensation for 2012 and pension benefits, as well as the amounts paid by the company to cover other benefits comprising mainly social security contributions. The performance components of LTIPs and the AIEP are valued at grant using the ABB share price and

Monte Carlo modeling, an accepted simulation method under U.S. GAAP. The compensation is shown gross (before deduction of employee's social security and pension contributions).

        The base salary and benefits are fixed elements of the annual compensation packages, while the other components are variable. In 2012, fixed compensation represented 27 percent of the CEO's remuneration and an average of 34 percent for the other EC members. The ratio of fixed to variable components in any given year will depend on the performance of the individuals and of the company against predefined Group performance objectives.

        The total of base salary and benefits, short-term variable compensation and LTIP awards was 42.5 million Swiss francs in 2012 compared with 37.8 million Swiss francs in 2011 for individuals who were members of the EC at the end of the respective year. This change reflects the addition of one member to the EC as well as the higher award level under the 2012 LTIP. The conditional award in 2012 under the one-time AIEP resulted in an additional 8.4 million Swiss francs, bringing their total compensation to 50.9 million Swiss francs in 2012.

Name	Base salary	Short-term variable compensation(1)	Pension benefits	Other benefits(2)	Estimated value of share-based awards granted under the LTI Plan in 2012(3)	2012 Subtotal	Estimated value of share-based awards granted under the one- time AIEP in 2012(3)	2012 Total
	CHF	CHF	CHF	CHF	CHF	CHF	CHF	CHF
Joe Hogan	2,010,011	3,316,500	284,870	431,284	4,115,136	10,157,801	—	10,157,801
Michel Demaré	1,200,007	1,320,000	271,450	377,968	—	3,169,425	—	3,169,425
Gary Steel	805,002	885,500	286,938	172,054	851,003	3,000,497	896,656	3,897,153
Ulrich Spiesshofer	865,673	962,500	235,680	164,948	1,363,655	3,592,456	974,623	4,567,079
Diane de Saint Victor	791,993	880,000	273,583	138,762	899,193	2,983,531	891,085	3,874,616
Bernhard Jucker	950,004	1,045,000	280,372	179,220	1,067,784	3,522,380	1,058,174	4,580,554
Veli-Matti Reinikkala	770,006	847,000	263,892	145,236	865,483	2,891,617	857,673	3,749,290
Brice Koch	816,669	913,000	234,425	212,479	1,099,345	3,275,918	924,511	4,200,429
Tarak Mehta	718,837	803,000	222,181	369,734	820,512	2,934,264	813,119	3,747,383
Frank Duggan(4)	641,963	697,279	313,377	405,734	820,512	2,878,865	835,403	3,714,268
Greg Scheu (Joined on May 1, 2012)	450,002	495,000	161,816	42,727	713,574	1,863,119	751,851	2,614,970
Prith Banerjee (Joined ABB on May 7, 2012)	456,523	500,914	137,742	401,148	740,017	2,236,344	389,860	2,626,204

Total Executive Committee members as of Dec. 31, 2012	10,476,690	12,665,693	2,966,326	3,041,294	13,356,214	42,506,217	8,392,955	50,899,172

Peter Leupp (Retired from the EC on March 1, 2012)(5)	496,694	291,960	167,900	206,794	—	1,163,348	—	1,163,348

Total former Executive Committee members as of Dec. 31, 2012	496,694	291,960	167,900	206,794	—	1,163,348	—	1,163,348

Total	10,973,384	12,957,653	3,134,226	3,248,088	13,356,214	43,669,565	8,392,955	52,062,520

(1)
The table above shows accruals related to the short-term variable compensation for the year 2012 for all Executive Committee members, except for Peter Leupp, who received in July 2012 a pro-rata short-term variable compensation payment covering the period of his service as an EC member. For all other Executive Committee members, the short-term variable compensation will be paid in 2013, after the publication of the financial results. In March 2012, the current and former Executive Committee members received the 2011 short-term variable compensation payments totaling CHF 12,102,149. Short-term variable compensation is linked to the objectives defined in the ABB Group's scorecard. Upon full achievement of these objectives, the short-term variable compensation of the CEO corresponds to 150 percent of his base salary, while for all other Executive Committee members it represents 100 percent of their respective base salary. The Board has the discretion to approve a payout that is up to 50 percent higher (representing up to 225 percent of the base salary for the CEO and 150 percent of the base salary for other members of the Executive Committee), if the objectives are exceeded. For 2012, the Board exercised its discretion and awarded a 10 percent higher payout, reflecting the Company's performance against the objectives.

(2)
Other benefits comprise payments related to social security, health insurance, children's education, transportation, tax advice and certain other items.

(3)
The estimated value of the share-based awards is subject to performance and other parameters (e.g. earnings per share) and may therefore vary in value from the above numbers at the date of vesting, January 3, 2014 (AIEP) and May 31, 2015 (LTI Plan). The above amounts have been calculated using the market value of the ABB share on the day of grant and, in the case of the AIEP and the performance component of the LTI Plan, the Monte Carlo simulation model.

(4)
Frank Duggan received 20 percent of his base salary in AED and 80 percent in EUR at a fixed AED/EUR exchange rate for the period January to December 2012. All AED amounts were converted into Swiss francs at a rate of 0.2491288 per AED.

(5)
The above compensation figures for Peter Leupp include contractual payments for the period March 1, 2012 to July 31, 2012, but exclude payments to him, after his retirement from the Executive Committee, in his capacity as director of ABB in China and of ABB Limited, India.

        Details of the share-based compensation granted to members of the EC during 2012 are provided in a table of their shareholdings in the "EC ownership of ABB shares and options" section below. Consistent with past practice, no loans or guarantees were granted to members of the EC in 2012.

        Members of the EC are eligible to participate in the Employee Share Acquisition Plan (ESAP), a savings plan based on stock options, which is open to employees around the world. In addition to the above awards, seven members of the EC participated in the ninth annual launch of the plan. EC members who participated in that launch are each entitled to acquire up to 580 ABB shares, except for one who is entitled to acquire up to 570 shares, at 17.08 Swiss francs per share, the market share price at the start of that launch.

        Members of the EC cannot participate in the Management Incentive Plan (MIP). Any MIP instruments held by EC members were awarded to them as part of the compensation they received in earlier roles that they held in ABB.

        For a more detailed description of ESAP and MIP, please refer to "Note 18 Share-based payment arrangements" to our Consolidated Financial Statements.

Additional fees and remuneration

        In 2012, ABB did not pay any fees or remuneration to the members of the Board or the EC for services rendered to ABB other than those disclosed above. Except as disclosed elsewhere in this Annual Report, ABB did not pay any additional fees or remuneration in 2012 to persons closely linked to a member of the Board or the EC for services rendered to ABB.

Compensation to former members of the Board and EC

        Except as disclosed elsewhere in this Annual report, ABB did not make any payments in 2012 to a former member of the Board or the EC in connection with such role.

Change of control provisions

        Following the spirit of ABB's remuneration philosophy, none of ABB's Board members, EC members or members of senior management receives "golden parachutes" or other special benefits in the event of a change of control.

ABB shareholdings of members of the Board and EC

        As of December 31, 2012, the members of our Board and EC owned less than 1 percent of ABB's total shares outstanding.

Board ownership of ABB shares and options

        The table below shows the number of ABB shares held by each Board member:

	Total number of shares held(1)
Name	December 31, 2012	December 31, 2011
Hubertus von Grünberg	173,370	127,387
Roger Agnelli	160,672	154,992
Louis R. Hughes	63,928	56,337
Hans Ulrich Märki	410,192	389,179
Michel de Rosen	128,595	120,108
Michael Treschow	97,506	91,741
Jacob Wallenberg(1)	174,882	169,202
Ying Yeh	8,909	3,197

Total	1,218,054	1,112,143

(1)
Share amounts provided in this section do not include the shares beneficially owned by Investor AB, of which Mr. Wallenberg is chairman.

        Except as described in this section, no member of the Board and no person closely linked to a member of the Board held any shares of ABB or options in ABB shares.

EC ownership of ABB shares and options

        As of December 31, 2012, EC members held ABB shares (or ADSs representing such shares), the conditional rights to receive shares under the LTIP, options (either vested or unvested as indicated) under the MIP and unvested shares in respect of other compensation arrangements, as shown in the table below:

			Unvested at December 31, 2012
Name	Total number of shares held	Number of vested options held under the MIP(1)	Number of unvested options held under the MIP(1) (vesting 2013)	Number of unvested options held under the MIP(1) (vesting 2014)	Retention shares deliverable under the 2010 retention component of the LTI Plan(2) (vesting 2013)	Retention shares deliverable under the 2011 retention component of the LTI Plan(2) (vesting 2014)	Retention shares deliverable under the 2012 retention component of the LTI Plan(2) (vesting 2015)	Shares deliverable under the one time 2012 AIEP(3) (vesting 2014)	Number of shares granted in respect of sign-on bonus (vesting 2013)
Joe Hogan	255,046	—	—	—	87,841	99,371	148,249	—	189,682
Michel Demaré(4)	397,772	—	—	—	41,609	40,450	—	—	—
Gary Steel	219,365	—	—	—	23,140	23,517	35,377	66,795	—
Ulrich Spiesshofer	164,191	—	—	—	23,440	31,104	67,293	72,603	—
Diane de Saint Victor	179,189	—	—	—	21,938	26,359	38,673	66,380	—
Bernhard Jucker	134,118	—	—	—	27,647	27,753	45,924	78,827	—
Veli-Matti Reinikkala	122,763	—	—	—	20,065	18,517	37,223	63,891	—
Brice Koch	30,424	—	—	—	21,036	27,388	51,066	68,870	—
Tarak Mehta	15,771	190,850	—	—	12,714	24,211	35,289	60,572	—
Frank Duggan	15,803	631,930	—	—	14,309	21,326	35,289	62,232	—
Greg Scheu (Joined on May 1, 2012)	32	544,920	201,250	221,375	—	—	29,664	56,008	—
Prith Banerjee (Joined ABB on May 7, 2012)	—	—	—	—	—	—	30,763	29,042	—

Total Executive Committee members as of Dec. 31, 2012	1,534,474	1,367,700	201,250	221,375	293,739	339,996	554,810	625,220	189,682

(1)
Options may be sold or exercised/converted into shares at the ratio of 5 options for 1 share.

(2)
The LTI Plan foresees to deliver 30 percent of the value of the vested retention shares in cash, but participants have the possibility to elect to receive 100 percent of the vested award in shares.

(3)
The AIEP foresees to deliver 30 percent of the value of the vested shares in cash, but participants have the possibility to elect to receive 100 percent of the vested award in shares. The actual number of shares to be delivered could be increased up to a total maximum amount of 768,286 shares.

(4)
Total number of shares held includes 4,500 shares held jointly with spouse.

        Furthermore, at December 31, 2012, the following members of the EC held conditionally granted ABB shares under the performance component of the LTIP 2010, 2011 and 2012, which at the time of vesting will be settled in cash.

Name	Maximum number of conditionally granted shares under the performance component of the 2010 launch of LTI Plan (vesting 2013)	Maximum number of conditionally granted shares under the performance component of the 2011 launch of LTI Plan (vesting 2014)	Reference number of shares under the performance component of the 2012 launch of LTI Plan (vesting 2015)
Joe Hogan	58,854	60,526	123,541
Michel Demaré	27,740	26,967	—
Gary Steel	14,952	15,196	20,781
Ulrich Spiesshofer	15,146	15,460	22,588
Diane de Saint Victor	14,175	14,194	20,652
Bernhard Jucker	17,865	17,933	24,524
Veli-Matti Reinikkala	12,965	11,965	19,878
Brice Koch	13,593	14,158	21,426
Tarak Mehta	8,392	12,516	18,845
Frank Duggan	9,444	13,780	18,845
Greg Scheu (Joined on May 1, 2012)	—	—	17,425
Prith Banerjee (Joined ABB on May 7, 2012)	—	—	18,071

Total Executive Committee members as of Dec. 31, 2012	193,126	202,695	326,576

        Except as described in this section, at December 31, 2012, no member of the EC and no person closely linked to a member of the EC held any shares of ABB or options in ABB shares.

EMPLOYEES

        A breakdown of our employees by geographic region is as follows:

	December 31,
	2012	2011	2010
Europe	64,000	60,300	58,800
The Americas	34,400	25,900	17,700
Asia	38,300	37,400	30,900
Middle East and Africa	9,400	10,000	9,100

Total	146,100	133,600	116,500

        The proportion of our employees that are represented by labor unions or are the subject of collective bargaining agreements varies based on the labor practices of each country in which we operate.

Item 7.    Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

        Investor AB, Sweden, held 182,030,142 ABB shares as of December 31, 2012. This holding represented approximately 7.9 percent of ABB's total share capital and voting rights as registered in the Commercial Register on that date. As of December 31, 2011 and 2010, Investor AB, Sweden, held 179,030,142 and 166,330,142 ABB shares, respectively. The number of shares held by Investor AB does not include shares held by Jacob Wallenberg, the chairman of Investor AB, in his individual capacity.

        BlackRock, Inc., New York, U.S., disclosed that as per July 25, 2011, it, together with its direct and indirect subsidiaries, held 69,702,100 ABB shares, corresponding to 3.0 percent of ABB's total share capital and voting rights as registered in the Commercial Register on December 31, 2012. For a full review of the disclosure report pursuant to which BlackRock reported its ABB shareholdings, please refer to the search facility of the SIX Swiss Exchange Disclosure Office at http://www.six-swiss-exchange.com/shares/companies/major_shareholders_en.html?fromDate=19980101&issuer=10881

        To the best of ABB's knowledge, no other shareholder held 3 percent or more of ABB's total share capital and voting rights as registered in the Commercial Register on February 28, 2013.

        Under ABB's Articles of Incorporation, each registered share represents one vote. Major shareholders do not have different voting rights.

        To our knowledge, we are not directly or indirectly owned or controlled by any government or by any other corporation or person.

        At December 31, 2012, we had approximately 431,000 shareholders. Approximately 145,000 were U.S. holders, of which approximately 600 were record holders. Based on the share register, U.S. holders (including holders of ADSs) held approximately 10 percent of the total number of shares issued, including treasury shares, at that date.

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

Key management personnel

        This section describes important business relationships between ABB and its Board and Executive Committee members, or companies and organizations represented by them. This determination has been made based on ABB Ltd's Related Party Transaction Policy. This policy is contained in the ABB Ltd Board Regulations and Corporate Governance Guidelines, a copy of which can be found in the section "Corporate governance" at www.abb.com/investorcenter

        Vale S.A. and its subsidiaries (Vale) and ABB have entered into a framework agreement establishing general terms and conditions for the supply of products, systems and services among their respective group subsidiaries. ABB supplies Vale primarily with process automation products for mineral systems. The total revenues recorded by ABB in 2012 relating to its contracts with Vale were approximately $140 million. Roger Agnelli was previously president and CEO of Vale.

        Atlas Copco AB (Atlas Copco) is an important customer of ABB. ABB supplies Atlas Copco primarily with drives and motors through its Discrete Automation and Motion division. The total revenues recorded by ABB relating to business with Atlas Copco were approximately $60 million in 2012. Jacob Wallenberg was vice chairman of Atlas Copco until April 2012.

        ABB is party to an unsecured syndicated $2-billion revolving credit facility. As of December 31, 2012, SEB Skandinaviska Enskilda Banken AB (publ) (SEB) and UBS AG (UBS) had each committed to $71 million out of the $2-billion total. In addition, in February 2012, ABB entered into a $4-billion term credit agreement to provide bridge financing for the acquisition of Thomas & Betts Corporation. SEB and UBS had each committed to lend ABB $250 million as of the completion of the primary syndication. The term credit agreement was never drawn and was cancelled in May 2012. In addition, ABB has regular banking business with UBS and SEB. Jacob Wallenberg is the vice chairman of SEB and Michel Demaré is the vice chairman of UBS.

        ABB has also retained Ortec Finance B.V. (Ortec) to provide pension modeling services. Michel Demaré's spouse is an employee and the chairman of the board of directors of Ortec's Swiss subsidiary.

        After comparing the share of revenues generated from ABB's business with Vale and Atlas Copco, after reviewing the banking commitments of UBS and SEB, and after considering Ortec's business relationship with ABB, the Board has determined that ABB's business relationships with those companies are not unusual in their nature or conditions and do not constitute material business relationships. As a result, the Board concluded that all members of the Board are considered to be independent directors. This determination was made in accordance with ABB Ltd's Related Party Transaction Policy which was prepared based on the Swiss Code of Best Practice for Corporate Governance and the independence criteria set forth in the corporate governance rules of the New York Stock Exchange.

Item 8.    Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        See "Item 18. Financial Statements" for a list of financial statements contained in this Annual Report.

LEGAL PROCEEDINGS

  Antitrust

        In January 2007, the European Commission granted us full immunity from fines under its leniency program for our involvement in anti-competitive practices in the Gas Insulated Switchgear (GIS) business. Our GIS business remains under investigation for alleged anti-competitive practices in certain other jurisdictions, including Brazil. An informed judgment about the outcome of these investigations or the amount of potential loss or range of loss for ABB, if any, relating to these investigations cannot be made at this stage.

        In October 2009, the European Commission fined us euro 33.75 million (equivalent to $49 million on date of payment) for our involvement in anti-competitive practices in the power transformers business. In September 2012, the German Antitrust Authority (Bundeskartellamt) fined one of our German subsidiaries euro 8.7 million (equivalent to approximately $11 million on date of payment) for its involvement in anti-competitive practices in the German power transformers business. We did not appeal either decision and paid both fines in full.

        Our cables business is under investigation for alleged anti-competitive practices in a number of jurisdictions, including the European Union and Brazil. We have received the European Commission's Statement of Objections concerning its investigation into the cables business and in June 2012 participated in the related Oral Hearing before the European Commission. We have also received an initial summary of the Brazilian Antitrust Authority's (CADE) allegations regarding its investigation into the cables business. An informed judgment about the outcome of these investigations or the amount of potential loss or range of loss for ABB, if any, relating to these investigations cannot be made at this stage, except, with respect to the Brazilian investigation, where we expect an unfavorable outcome.

        In May 2012, the Brazilian Antitrust Authority opened an investigation into certain of our power businesses, including our FACTS and power transformers business. An informed judgment about the outcome of this investigation or the amount of potential loss or range of loss for ABB, if any, relating to this investigation cannot be made at this stage.

        With respect to the foregoing matters which are still ongoing, management is cooperating fully with the antitrust authorities.

  Suspect payments

        In April 2005, we voluntarily disclosed to the United States Department of Justice (DoJ) and the SEC certain suspect payments in our network management unit in the United States. Subsequently, we made additional voluntary disclosures to the DoJ and the SEC regarding suspect payments made by other ABB subsidiaries in a number of countries in the Middle East, Asia, South America and Europe (including to an employee of an Italian power generation company) as well as by our former Lummus business. These payments were discovered by us as a result of our internal audit program and compliance reviews.

        In September 2010, we reached settlements with the DoJ and the SEC regarding their investigations into these matters and into suspect payments involving certain of our subsidiaries in the United Nations Oil-for-Food Program. In connection with these settlements, we agreed to make payments to the DoJ and SEC totaling $58 million, which were settled in the fourth quarter of 2010. One subsidiary of ABB pled guilty to one count of conspiracy to violate the anti-bribery provisions of the U.S. Foreign Corrupt Practices Act and one count of violating those provisions. We entered into a deferred prosecution agreement and settled civil charges brought by the SEC. These settlements resolved the foregoing investigations. In lieu of an external compliance monitor, the DoJ and SEC have agreed to allow us to report on our continuing compliance efforts and the results of the review of our internal processes through September 2013.

  General

        In addition, we are aware of proceedings, or the threat of proceedings, against us and others in respect of private claims by customers and other third parties with regard to certain actual or alleged anti-competitive practices. Also, we are subject to other various legal proceedings, investigations, and claims that have not yet been resolved. With respect to the above-mentioned regulatory matters and commercial litigation contingencies, we will bear the costs of the continuing investigations and any related legal proceedings.

  Liabilities recognized

        At December 31, 2012 and 2011, we had aggregate liabilities of $211 million and $208 million, respectively, included in "Provisions and other current liabilities" and "Other non-current liabilities", for the above regulatory, compliance and legal contingencies. As it is not possible to make an informed judgment on the outcome of certain matters and as it is not possible, based on information currently available to management, to estimate the maximum potential liability on other matters, there could be material adverse outcomes beyond the amounts accrued.

 DIVIDENDS AND DIVIDEND POLICY

        See "Item 3. Key Information—Dividends and Dividend Policy."

SIGNIFICANT CHANGES

        Except as otherwise described in this Annual Report, there has been no significant change in our financial position since December 31, 2012.

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

 TRADING HISTORY

        No suspension in the trading of our shares occurred in the years ended December 31, 2012, 2011 and 2010.

        The table below sets forth, for the periods indicated, the reported high and low closing prices for the shares on SIX Swiss Exchange and the NASDAQ OMX Stockholm Exchange and for the ADSs on the New York Stock Exchange.

	SIX Swiss Exchange		NASDAQ OMX Stockholm Exchange		New York Stock Exchange
	High	Low	High	Low	High	Low
	(CHF)		(SEK)		($)
Annual highs and lows
2008	35.04	11.92	198.50	80.75	32.95	9.12
2009	22.20	13.16	151.50	98.50	21.90	10.97
2010	23.86	18.43	161.30	129.00	22.69	16.05
2011	23.88	15.00	170.20	112.40	27.49	16.42
2012	20.12	14.83	146.70	109.00	21.91	15.42
Quarterly highs and lows
2011
First quarter	23.18	20.23	157.90	142.80	24.51	21.78
Second quarter	23.88	20.58	166.80	149.80	27.49	23.94
Third quarter	22.35	15.16	170.20	115.40	26.61	16.77
Fourth quarter	17.68	15.00	129.50	112.40	20.37	16.42
2012
First quarter	20.12	17.94	146.70	132.80	21.91	19.24
Second quarter	18.83	14.83	138.40	109.00	20.70	15.42
Third quarter	18.61	15.61	131.50	110.20	20.03	15.77
Fourth quarter	19.01	16.70	136.60	119.70	20.83	17.69
Monthly highs and lows
2012
September	18.61	16.46	131.50	115.60	20.03	17.24
October	18.31	16.78	129.80	119.80	19.75	18.06
November	18.07	16.70	130.10	119.70	19.42	17.69
December	19.01	18.11	136.60	129.70	20.83	19.43
2013
January	19.95	19.31	139.30	136.10	21.63	20.87
February	21.48	19.20	148.10	133.50	23.08	20.93

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

Capital Structure

  Issued Shares

        On December 31, 2012, and February 28, 2013, ABB's ordinary share capital (including treasury shares) amounted to CHF 2,384,185,561.92 divided into 2,314,743,264 fully paid registered shares with a par value of CHF 1.03 per share.

  Contingent Share Capital

        As at December 31, 2012, ABB's share capital may be increased by an amount not to exceed CHF 206,000,000 through the issuance of up to 200,000,000 fully paid registered shares with a par value of CHF 1.03 per share through the exercise of conversion rights and/or warrants granted in connection with the issuance on national or international capital markets of newly or already issued bonds or other financial market instruments.

        As at December 31, 2012, ABB's share capital may be increased by an amount not to exceed CHF 10,300,000 through the issuance of up to 10,000,000 fully paid registered shares with a par value of CHF 1.03 per share through the exercise of warrant rights granted to its shareholders. The Board may grant warrant rights not taken up by shareholders for other purposes in the interest of ABB.

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

        In addition as at December 31, 2012, ABB's share capital may be increased by an amount not to exceed CHF 96,859,964 through the issuance of up to 94,038,800 fully paid shares with a par value of CHF 1.03 per share to employees. The pre-emptive and advance subscription rights of ABB's shareholders are excluded. The shares or rights to subscribe for shares will be issued to employees pursuant to one or more regulations to be issued by the Board, taking into account performance, functions, level of responsibility and profitability criteria. ABB may issue shares or subscription rights to employees at a price lower than that quoted on the stock exchange. The acquisition of shares within the context of employee share ownership and each subsequent transfer of the shares will be subject to the restrictions of ABB's Articles of Incorporation.

  Authorized Share Capital

        As at December 31, 2012, ABB's share capital may be increased by an amount not to exceed CHF 206,000,000 through the issuance of up to 200,000,000 fully paid shares with a par value of CHF 1.03 per share out of authorized share capital. The authorized share capital is valid until April 29, 2013, and the Board has decided to propose to the shareholders at the 2013 annual general meeting that the authorized share capital be renewed through April 29, 2015. The Board is authorized to determine the date of issue of new shares, the issue price, the type of payment, the condition for the exercise of the pre-emptive rights, and the beginning date for dividend entitlement. In this regard, the Board may issue new shares by means of a firm underwriting through a banking institution, a syndicate or another third party with a subsequent offer of these shares to the shareholders. The Board may permit pre-emptive rights that have not been exercised by shareholders to expire or it may place these rights and/or shares as to which pre-emptive rights have been granted but not exercised at market conditions or use them for other purposes in the interest of ABB. Furthermore, the Board is authorized to restrict or deny the pre-emptive rights of shareholders and allocate such rights to third parties if the shares are used (i) for the acquisition of an enterprise, parts of an enterprise, or participations, or for new investments, or in case of a share placement, for the financing or refinancing of such transactions; or (ii) for the purpose of broadening the shareholder constituency in connection with a listing of shares on domestic or foreign stock exchanges.

        The subscription and the acquisition of the new shares, as well as each subsequent transfer of the shares, will be subject to the restrictions of ABB's Articles of Incorporation.

Transfer of Shares

        The transfer of shares is effected by corresponding entry in the books of a bank or depository institution. An acquirer of shares must file a share registration form in order to be registered in ABB Ltd's share register as a shareholder with voting rights. Failing such registration, the acquirer will not be able to participate in or vote at shareholders' meetings, but will be entitled to dividends, pre-emptive and advanced subscription rights, and liquidation proceeds.

        An acquirer of shares will be recorded in ABB Ltd's share register with voting rights upon disclosure of its name and address. However, ABB Ltd may decline a registration with voting rights if the shareholder does not declare that it has acquired the shares in its own name and for its own account. If the shareholder refuses to make such declaration, it will be registered as a shareholder without voting rights. A person failing to declare in its registration application that it holds shares for its own account (a nominee), will be entered in the share register with voting rights, provided that such nominee has entered into an agreement with ABB concerning its shares, and further provided that the nominee is subject to recognized bank or financial market supervision.

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

        Payment of dividends on Euroclear Sweden AB-registered shares is administered by Euroclear Sweden AB and paid out to the holder that is registered with Euroclear Sweden AB on the record date. ABB has established, for tax purposes, a dividend access facility for its shareholders who are residents of Sweden. If such shareholders have registered their shares with Euroclear Sweden AB, then they may elect to receive their dividends in Swedish krona from ABB Norden Holding AB without deduction of Swiss withholding tax. For further information, see "—Taxation."

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

        Notices required under the Listing Rules of the SIX Swiss Exchange will be published in two Swiss newspapers in German and French. ABB Ltd or the SIX Swiss Exchange may also disseminate the relevant information on the online exchange information systems. Notices required under the listing rules of the NASDAQ OMX Stockholm Exchange will be published in three national daily Swedish newspapers, as well as on ABB's Web site.

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

Revolving Credit Facility

        In October 2012, ABB entered into a second amendment to its unsecured syndicated $2-billion three-year revolving credit facility that was originally entered into in October 2009. For a description of the facility, see "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities" and "Note 12 Debt" to our Consolidated Financial Statements. See Exhibit 4.1 to this Annual Report.

Baldor Electric Merger Agreement

        In November 2010, ABB Ltd, Baldor Electric Company, and Brock Acquisition Corporation, one of our subsidiaries, entered into an Agreement and Plan of Merger dated as of November 29, 2010, pursuant to which Brock Acquisition Corporation agreed to make a tender offer for $63.50 per share in cash for the outstanding shares of Baldor Electric Corporation (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Baldor Electric Company with the SEC on November 30, 2010). The tender offer was completed in January 2011. See Exhibit 4.2 to this Annual Report.

Thomas & Betts Merger Agreement

        In January 2012, ABB Ltd, Edison Acquisition Corporation, one of our subsidiaries, and Thomas & Betts Corporation entered into an Agreement and Plan of Merger dated as of January 29, 2012, pursuant to which Edison Acquisition Corporation agreed to acquire the outstanding shares of Thomas & Betts Corporation for $72 per share in cash. The acquisition was completed in May 2012. See Exhibit 4.3 to this Annual Report.

Notes Indenture

        On May 8, 2012, ABB's subsidiary, ABB Finance (USA) Inc., issued $500,000,000 aggregate principal amount of 1.625% notes due 2017, $1,250,000,000 aggregate principal amount of 2.875% notes due 2022 and $750,000,000 aggregate principal amount of 4.375% notes due 2042 under an Indenture, dated as of May 8, 2012, among ABB Finance (USA) Inc., ABB and Deutsche Bank Trust Company Americas (the "Indenture"). Pursuant to the terms of the Indenture, ABB has fully and unconditionally guaranteed payment of principal, premium, if any, and interest in respect of the notes. See Exhibit 4.4 to this Annual Report.

 EXCHANGE CONTROLS

        Other than in connection with government sanctions imposed on Belarus, Cote d'Ivoire, the Democratic Republic of the Congo, Eritrea, Guinea, Iran, Iraq, Lebanon, Liberia, Libya, Myanmar, North Korea, Republic of Guinea-Bissau, Somalia, Sudan, Syria, Zimbabwe, certain persons from the former Federal Republic of Yugoslavia and persons and organizations with connection to Osama bin Laden, the "al Qaeda" group or the Taliban and certain persons connected with the assassination of Rafik Hariri, there are currently no laws, decrees or regulations in Switzerland that restrict the export or import of capital, including, but not limited to, Swiss foreign exchange controls on payment of dividends, interest or liquidation proceeds, if any, to non-Swiss resident holders of shares. In addition, there are no limitations imposed by Swiss law or ABB Ltd's Articles of Incorporation on the rights of non-Swiss residents or non-Swiss citizens as shareholders to hold shares or to vote.

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

United States Taxes

        The following is a summary of the material U.S. federal income tax consequences of the ownership by U.S. holders (defined below) of shares or ADSs. This summary does not purport to address all of the tax considerations that may be relevant to a decision to purchase, own or dispose of shares or ADSs. This summary assumes that U.S. holders hold shares or ADSs as capital assets for U.S. federal income tax purposes. This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as U.S. expatriates, dealers or traders in securities or currencies, partnerships owning shares or ADSs, tax-exempt entities, banks and other financial institutions, regulated investment companies, traders in securities that elect to apply a mark-to-market method of accounting, insurance companies, holders that own (or are deemed to own) at least 10 percent or more (by voting power or value) of the stock of ABB, investors whose functional currency is not the U.S. dollar, persons subject to the alternative minimum tax, persons that will hold shares or ADSs as part of a position in a straddle or as part of a hedging or conversion transaction for U.S. tax purposes and persons who are not U.S. holders. This discussion does not address aspects of U.S. taxation other than U.S. federal income taxation, nor does it address state, local or foreign tax consequences of an investment in shares or ADSs.

        This summary is based (i) on the Internal Revenue Code of 1986, as amended, U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this registration statement and (ii) in part, on representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. The U.S. tax laws and the interpretation thereof are subject to change, which change could apply retroactively and could affect the tax consequences described below.

        For purposes of this summary, a U.S. holder is a beneficial owner of shares or ADSs that, for U.S. federal income tax purposes, is:

  •
  a citizen or resident of the United States,

  •
  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state, including the District of Columbia,

  •
  an estate if its income is subject to U.S. federal income taxation regardless of its source, or

  •
  a trust if such trust validly has elected to be treated as a U.S. person for U.S. federal income tax purposes or if (i) a U.S. court can exercise primary supervision over its administration and (ii) one or more U.S. persons have the authority to control all of its substantial decisions.

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

        Non-corporate U.S. holders generally will be taxed on such distributions at the lower rates applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) with respect to distributions received before January 1, 2013, provided that the U.S. holder meets certain holding period and other requirements and provided that such distributions constitute "qualified dividends" for U.S. federal income tax purposes. Distributions treated as dividends will not be treated as "qualified dividends" if we were to be treated as a "passive foreign investment company" (a "PFIC") for U.S. federal income tax purposes in the year that the dividend is paid or in the year prior to the year that the dividend is paid. Based on certain estimates of its gross income and gross assets and the nature of its business, ABB believes that it will not be classified as a PFIC for the taxable year ending December 31, 2012. ABB's status in future years will depend on its assets and activities in those years. ABB has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC. However, as PFIC status is a factual matter that must be determined annually at the close of each taxable year, there can be no certainty regarding ABB's PFIC status in any particular year until the end of that year. U.S. holders are urged to consult their own tax advisors regarding the availability to them of the reduced dividend rate in light of their own particular circumstances and the consequences to them if ABB were to be treated as a PFIC with respect to any taxable year.

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

        If you are a U.S. holder, then dividends received by you with respect to shares or ADSs will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Swiss tax withheld on dividends may be deducted from your taxable income or credited against your U.S. federal income tax liability. However, to the extent that you would be entitled to a refund of Swiss withholding taxes pursuant to the U.S.—Switzerland tax treaty, you may not be eligible for a U.S. foreign tax credit with respect to the amount of such withholding taxes which may be refunded, even if you fail to claim the refund. See "—Swiss Taxation—Obtaining a Refund of Swiss Withholding Tax for U.S. Residents". The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by ABB generally will constitute passive income, or, in the case of certain U.S. holders, financial services income. The rules relating to the determination of the U.S. foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you would be entitled to this credit.

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

  Medicare Tax

        For taxable years beginning after December 31, 2012, certain U.S. holders who are individuals, estates or trusts must pay a 3.8 percent tax on the lesser of (i) the U.S. holder's "net investment income" for the relevant taxable year and (ii) the excess of the U.S. holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual's circumstances). A U.S. holder's net investment income will generally include its dividend income and its net gains from the disposition of shares or ADSs, unless such income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. holder that is an individual, estate or trust, you are urged to consult your tax advisor regarding the applicability of the Medicare tax to your income and gains in respect of your investment in shares or ADSs.

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

 DOCUMENTS ON DISPLAY

        We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the SEC. These materials, including this Annual Report and the exhibits thereto, may be inspected and copied at prescribed rates at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Further information on the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site at www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC. Our annual reports and some of the other information we submit to the SEC may be accessed through this Web site. In addition, material that we file can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

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

        As of December 31, 2012 and 2011, the net fair value of financial instruments with exposure to foreign currency rate movements was $(2,448) million and $(1,738) million, respectively. The potential loss in fair value of such financial instruments from a hypothetical 10 percent move in foreign exchange rates against our position would be approximately $718 million and $542 million for December 31, 2012 and 2011, respectively. The analysis reflects the aggregate adverse foreign exchange impact associated with transaction exposures, as well as translation exposures where appropriate. Our sensitivity analysis assumes a simultaneous shift in exchange rates against our positions exposed to foreign exchange risk and as such assumes an unlikely adverse case scenario. Exchange rates rarely move in the same direction. Therefore, the assumption of a simultaneous shift may overstate the impact of changing rates on assets and liabilities denominated in foreign currencies. The underlying trade-related transaction exposures of the industrial companies are not included in the quantitative analysis. If these underlying transaction exposures were included, they would tend to have an offsetting effect on the potential loss in fair value detailed above.

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

        As of December 31, 2012 and 2011, the net fair value of interest rate instruments was $(2,122) million and $1,545 million, respectively. The potential loss in fair value for such instruments from a hypothetical 100 basis points parallel shift in interest rates against our position (or a multiple of 100 basis points where 100 basis points is less than 10 percent of the interest rate) would be approximately $550 million and $125 million, for December 31, 2012 and 2011, respectively. The increase in interest rate risk is primarily due to the issuance during 2012 of fixed rate long-term bonds that were not swapped.

        Leases are not included as part of the sensitivity analysis. This represents a limitation of the analysis. While sensitivity analysis includes the interest rate sensitivity of the funding of the lease portfolio, a corresponding change in the lease portfolio was not considered in the sensitivity model.

Equity Risk

        Certain of our entities have equity investments that expose us to equity price risk. As of December 31, 2012 and 2011, the net fair value of equity risk sensitive instruments was $29 million and $39 million, respectively. The potential loss in fair value of such financial instruments from a hypothetical 10 percent move in equity prices against our position would be approximately $9 million and $12 million, for December 31, 2012 and 2011, respectively. Included in the net fair value and potential loss in fair value figures for equity risk are derivative instruments designated as hedges of warrant appreciation rights granted to employees under our management incentive plans (see "Note 18 Share-based payment arrangements" to our Consolidated Financial Statements). As of December 31, 2012 and 2011, the amount of such instruments included in the total net fair value of equity risk sensitive instruments was $26 million and $21 million, respectively, and the corresponding amount of potential loss in fair value was $9 million and $10 million, respectively. The liabilities relating to the warrant appreciation rights are not included as part of the sensitivity analysis. If such liabilities being hedged were included, they would tend to have an offsetting effect on the potential loss in fair value.

Commodity Risk

        We enter into commodity derivatives to hedge certain of our raw material exposures. As of December 31, 2012 and 2011, the net fair value of commodity derivatives was $(6) million and $(32) million, respectively. The potential loss in fair value for such commodity hedging derivatives from a hypothetical adverse 10 percent move against our position in commodity prices would be approximately $46 million and $38 million for December 31, 2012 and 2011, respectively. A significant proportion of our commodity derivatives are denominated in euro. The foreign exchange risk arising on such contracts has been excluded from the calculation of the potential loss in fair value from a hypothetical 10 percent move in commodity prices as disclosed above.

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

        Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date. The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividends, rights offerings), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or un-certificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts via the central clearing and settlement system, The Depository Trust Company (DTC), the depositary bank, generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients' ADSs in DTC accounts in turn charge their clients' accounts the amount of the fees paid to the depositary banks.

        In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set-off the amount of the depositary fees from any distribution to be made to the ADS holder.

Depositary Payments

        In 2012, we received reimbursements from Citibank N.A., the Depositary Bank of our ADS program, of approximately $4 million to help cover costs related to our ADS program. Those costs, in addition to costs associated with compliance with U.S. securities laws, included principally the specific costs set forth below:

2012
($ in thousands)
Listing fees (NYSE)	190
Proxy process expenses (printing, postage and distribution)	240
Investor relations efforts including non-deal roadshows/investor conferences, IR agency fees, etc.	890

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        Not applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not applicable.

Item 15.    Controls and Procedures

  (a)
  Disclosure controls and procedures.

        We maintain controls and procedures designed to provide reasonable assurance that the information required to be disclosed in our filings under the Securities Exchange Act of 1934 (the Exchange Act, Rule 13a-15(e)) is recorded, processed, summarized and reported on a timely basis. Our Chief Executive Officer, Joe Hogan, and Chief Financial Officer, Eric Elzvik, with the participation of key corporate senior management and management of key corporate functions, performed an evaluation of our disclosure controls and procedures as of December 31, 2012. Based on that evaluation, management, including the Chief Executive Officer and Chief Financial Officer, has concluded that, as of December 31, 2012, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in reports that we file or submit under the Exchange Act has been recorded, processed, summarized and reported within the time period specified in the rules and forms of the SEC and that such information has been accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

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

        Management conducted an assessment of the effectiveness of internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission (COSO). Based on this assessment, management has concluded that internal control over financial reporting was effective as of December 31, 2012.

        Ernst & Young AG, an independent registered public accounting firm, has issued an opinion on the effectiveness of the ABB Group's internal control over financial reporting as of December 31, 2012, which is included in Item 18: Financial Statements.

  (c)
  Changes in internal control.

        In 2010, the ABB Group started an initiative to standardize the internal control over financial reporting across its Shared Accounting Services Centers. This initiative is expected to be completed by the end of 2013. These activities strengthen the overall design and operational effectiveness of the ABB Group's internal control over financial reporting and are part of the ABB Group's continuous improvement of its internal control environment.

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

Item 16B.    Code of Ethics

        Our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions are bound to adhere to our Code of Conduct, which applies to all employees of all companies in the ABB Group. Our Code of Conduct is available on our Web site in the section "Corporate governance" at www.abb.com/investorcenter

Item 16C.    Principal Accountant Fees and Services

  Audit Fees

        Fees for audit services provided by Ernst & Young totaled approximately $28.6 million and $26.8 million in 2012 and 2011, respectively. Audit fees include the standard audit work performed each fiscal year necessary to allow the auditor to issue an opinion on our Consolidated Financial Statements and to issue an opinion on the local statutory financial statements of ABB Ltd and its subsidiaries. Audit fees also include services that can be provided only by the ABB Group auditor such as assistance with the application of new accounting policies, pre-issuance reviews of quarterly financial results and comfort letters delivered to underwriters in connection with debt and equity offerings.

  Audit-Related Fees

        Fees for audit-related services provided by Ernst & Young totaled approximately $3.0 million and $4.5 million in 2012 and 2011, respectively, consisting primarily of accounting consultations and audits in connection with divestments, audits of pension and benefit plans and accounting advisory services.

  Tax Fees

        Fees for tax services provided by Ernst & Young totaled approximately $3.2 million and $2.8 million in 2012 and 2011, respectively, representing tax compliance fees as well as tax advice and planning fees.

  All Other Fees

        Fees for other services provided not included in the above three categories by Ernst & Young totaled approximately $1.8 million and $0.7 million in 2012 and 2011, respectively.

  Pre-Approval Procedures and Policies

        In accordance with the requirements of the U.S. Sarbanes-Oxley Act of 2002 and rules issued by the SEC, we utilize a procedure for the review and pre-approval of any services performed by Ernst & Young. The procedure requires that all proposed engagements of Ernst & Young for audit and permitted non-audit services are submitted to the FACC for approval prior to the beginning of any such services. In accordance with this policy, all services performed by and fees paid to Ernst & Young in 2012 and 2011, as discussed above in this Item 16C, were approved by the FACC.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

        None.

Item 16E.    Purchase of Equity Securities by Issuer & Affiliated Purchases

        During 2012, no purchases of ABB Ltd equity securities were made by ABB on the open market.

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

Item 16H.    Mine Safety Disclosure

        Not applicable.

PART III

Item 17.    Financial Statements

        We have elected to provide financial statements and the related information pursuant to Item 18.

Item 18.    Financial Statements

        See pages F-1 to F-89, which are incorporated herein by reference. All schedules are omitted as the required information is inapplicable or the information is presented in the Consolidated Financial Statements or notes thereto.

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
4.1
$2,000,000,000 Multicurrency Revolving Credit Agreement amendment, dated as of October 26, 2012, amending the facility originally entered into, between ABB Ltd, certain subsidiaries of ABB Ltd as borrowers, approximately 30 banks as mandated lead arrangers, Credit Suisse, as facility agent, dollar swingline agent and euro swingline agent, and Nordea Bank AB (publ), as SEK swingline agent.
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
4.4
Indenture dated as of May 8, 2012, among ABB Finance (USA) Inc., ABB and Deutsche Bank Trust Company Americas, pursuant to which ABB has fully and unconditionally guaranteed payment of principal, premium, if any, and interest in respect of any notes issued thereunder. On May 8, 2012, ABB's subsidiary, ABB Finance (USA) Inc., issued $500,000,000 aggregate principal amount of 1.625% notes due 2017. $1,250,000,000 aggregate principal amount of 2.875% notes due 2022 and $750,000,000 aggregate principal amount of 4.375% notes due 2042 under the Indenture. Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-3 filed by ABB Ltd and ABB Finance (USA) Inc. on April 25, 2012
7.1	Computation of Ratio of Earnings to Fixed Charges.
8.1	Subsidiaries of ABB Ltd as of February 28, 2013.
12.1	Certification of the chief executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the chief financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by the chief executive officer of ABB Ltd pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
13.2	Certification by the chief financial officer of ABB Ltd pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

15.1	Consent of Independent Registered Public Accounting Firm.
101
The following financial information from this Annual Report formatted in XBRL (Extensible Business Reporting Language) includes (i) Consolidated Income Statements, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Changes in Stockholders' Equity, (vi) Notes to the Consolidated Financial Statements, tagged as blocks of text, (vii) each significant accounting policy within "Note 2 Significant accounting policies", tagged as a single block of text, (viii) each table in the Notes to the Consolidated Financial Statements, tagged as a separate block of text and, (ix) each amount in the Notes to the Consolidated Financial Statements, tagged separately. Furnished electronically herewith.

*
This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-74551.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ABB LTD
By:	/s/ ERIC ELZVIK
	Name:	Eric Elzvik
	Title:	Executive Vice President and Chief Financial Officer
By:	/s/ RICHARD A. BROWN
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance

Date: March 14, 2013.

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

        Management conducted an assessment of the effectiveness of internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that ABB's internal control over financial reporting was effective as of December 31, 2012.

        Ernst & Young AG, an independent registered public accounting firm, has issued an opinion on the effectiveness of ABB's internal control over financial reporting as of December 31, 2012, which is included on page F-4 of this Annual Report.

/s/ JOE HOGAN Chief Executive Officer
/s/ ERIC ELZVIK Chief Financial Officer

Zurich, March 14, 2013

 Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of ABB Ltd:

        We have audited the accompanying consolidated balance sheets of ABB Ltd as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, cash flows, and changes in stockholders' equity for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ABB Ltd at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ABB Ltd's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2013, expressed an unqualified opinion thereon.

/s/ Ernst & Young AG

Zurich, Switzerland
March 14, 2013

 Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of ABB Ltd:

        We have audited ABB Ltd's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). ABB Ltd's Board of Directors and management are responsible for maintaining effective internal control over financial reporting, and management is responsible for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of management on internal control over financial reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

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

        In our opinion, ABB Ltd maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2012 consolidated financial statements of ABB Ltd and our report dated March 14, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young AG

Zurich, Switzerland
March 14, 2013

ABB Ltd

Consolidated Income Statements

Year ended December 31 ($ in millions, except per share data in $)

	2012	2011	2010
Sales of products	32,979	31,875	26,291
Sales of services	6,357	6,115	5,298

Total revenues	39,336	37,990	31,589

Cost of products	(23,838)	(22,649)	(18,607)
Cost of services	(4,120)	(3,907)	(3,453)

Total cost of sales	(27,958)	(26,556)	(22,060)

Gross profit	11,378	11,434	9,529
Selling, general and administrative expenses	(5,756)	(5,373)	(4,615)
Non-order related research and development expenses	(1,464)	(1,371)	(1,082)
Other income (expense), net	(100)	(23)	(14)

Earnings before interest and taxes	4,058	4,667	3,818
Interest and dividend income	73	90	95
Interest and other finance expense	(293)	(207)	(173)

Income from continuing operations before taxes	3,838	4,550	3,740
Provision for taxes	(1,030)	(1,244)	(1,018)

Income from continuing operations, net of tax	2,808	3,306	2,722
Income from discontinued operations, net of tax	4	9	10

Net income	2,812	3,315	2,732
Net income attributable to noncontrolling interests	(108)	(147)	(171)

Net income attributable to ABB	2,704	3,168	2,561

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	2,700	3,159	2,551
Net income	2,704	3,168	2,561
Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	1.18	1.38	1.12
Net income	1.18	1.38	1.12
Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	1.18	1.38	1.11
Net income	1.18	1.38	1.12
Weighted-average number of shares outstanding (in millions) used to compute:
Basic earnings per share attributable to ABB shareholders	2,293	2,288	2,287
Diluted earnings per share attributable to ABB shareholders	2,295	2,291	2,291

See accompanying Notes to the Consolidated Financial Statements

ABB Ltd

Consolidated Statements of Comprehensive Income

Year ended December 31 ($ in millions)

	2012	2011	2010
Net income	2,812	3,315	2,732
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	383	(275)	370
Available-for-sale securities:
Net unrealized gains (losses) arising during the year	3	(3)	13
Reclassification adjustments for net (gains) losses included in net income	1	5	(15)

Unrealized gains (losses) on available-for-sale securities	4	2	(2)
Pension and other postretirement plans:
Prior service costs arising during the year	(36)	(23)	(54)
Net actuarial gains (losses) arising during the year	(601)	(593)	124
Amortization of prior service costs included in net income	30	22	12
Amortization of net actuarial losses included in net income	70	44	62
Amortization of transition liability included in net income	—	1	1

Pension and other postretirement plan adjustments	(537)	(549)	145
Cash flow hedge derivatives:
Net unrealized gains (losses) arising during the year	53	(19)	91
Reclassification adjustments for net (gains) losses included in net income	(28)	(61)	(19)

Unrealized gains (losses) of cash flow hedge derivatives	25	(80)	72

Total other comprehensive income (loss), net of tax	(125)	(902)	585

Total comprehensive income, net of tax	2,687	2,413	3,317
Comprehensive income attributable to noncontrolling interests, net of tax	(98)	(136)	(189)

Total comprehensive income, net of tax, attributable to ABB	2,589	2,277	3,128

See accompanying Notes to the Consolidated Financial Statements

ABB Ltd

Consolidated Balance Sheets

December 31 ($ in millions, except share data)

	2012	2011
Cash and equivalents	6,875	4,819
Marketable securities and short-term investments	1,606	948
Receivables, net	11,575	10,773
Inventories, net	6,182	5,737
Prepaid expenses	311	227
Deferred taxes	869	932
Other current assets	584	351

Total current assets	28,002	23,787
Property, plant and equipment, net	5,947	4,922
Goodwill	10,226	7,269
Other intangible assets, net	3,501	2,253
Prepaid pension and other employee benefits	71	139
Investments in equity-accounted companies	213	156
Deferred taxes	334	318
Other non-current assets	776	804

Total assets	49,070	39,648

Accounts payable, trade	4,992	4,789
Billings in excess of sales	2,035	1,819
Employee and other payables	1,449	1,361
Short-term debt and current maturities of long-term debt	2,537	765
Advances from customers	1,937	1,757
Deferred taxes	270	305
Provisions for warranties	1,291	1,324
Provisions and other current liabilities	2,367	2,619
Accrued expenses	2,096	1,822

Total current liabilities	18,974	16,561
Long-term debt	7,534	3,231
Pension and other employee benefits	2,290	1,487
Deferred taxes	1,260	537
Other non-current liabilities	1,566	1,496

Total liabilities	31,624	23,312
Commitments and contingencies
Stockholders' equity:
Capital stock and additional paid-in capital (2,314,743,264 issued shares at December 31, 2012 and 2011)	1,691	1,621
Retained earnings	18,066	16,988
Accumulated other comprehensive loss	(2,523)	(2,408)
Treasury stock, at cost (18,793,989 and 24,332,144 shares at December 31, 2012 and 2011, respectively)	(328)	(424)

Total ABB stockholders' equity	16,906	15,777
Noncontrolling interests	540	559

Total stockholders' equity	17,446	16,336

Total liabilities and stockholders' equity	49,070	39,648

See accompanying Notes to the Consolidated Financial Statements

ABB Ltd

Consolidated Statements of Cash Flows

Year ended December 31 ($ in millions)

	2012	2011	2010
Operating activities:
Net income	2,812	3,315	2,732
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,182	995	702
Pension and other employee benefits	(13)	(49)	(51)
Deferred taxes	64	(34)	151
Net gain from sale of property, plant and equipment	(26)	(47)	(39)
Loss (income) from equity-accounted companies	(1)	(4)	(3)
Other	172	111	106
Changes in operating assets and liabilities:
Trade receivables, net	(310)	(731)	(407)
Inventories, net	61	(600)	(264)
Trade payables	(57)	213	678
Billings in excess of sales	152	150	89
Provisions, net	(109)	(391)	(69)
Advances from customers	181	47	(25)
Other assets and liabilities, net	(329)	637	597

Net cash provided by operating activities	3,779	3,612	4,197
Investing activities:
Purchases of marketable securities (available-for-sale)	(2,288)	(2,809)	(3,391)
Purchases of marketable securities (held-to-maturity)	—	—	(65)
Purchases of short-term investments	(67)	(142)	(2,165)
Purchases of property, plant and equipment and intangible assets	(1,293)	(1,021)	(840)
Acquisition of businesses (net of cash acquired) and changes in cost and equity investments	(3,694)	(4,020)	(1,313)
Proceeds from sales of marketable securities (available-for-sale)	1,655	3,717	807
Proceeds from maturity of marketable securities (available-for-sale)	—	483	531
Proceeds from maturity of marketable securities (held-to-maturity)	—	—	290
Proceeds from short-term investments	27	529	3,276
Other investing activities	85	10	123

Net cash used in investing activities	(5,575)	(3,253)	(2,747)
Financing activities:
Net changes in debt with maturities of 90 days or less	570	450	52
Increase in debt	5,986	2,580	277
Repayment of debt	(1,104)	(2,576)	(497)
Purchase of shares	—	—	(228)
Delivery of shares	90	110	78
Dividends paid	(1,626)	(1,569)	—
Dividends paid in the form of nominal value reduction	—	—	(1,112)
Acquisition of noncontrolling interests	(9)	(13)	(956)
Dividends paid to noncontrolling shareholders	(121)	(157)	(193)
Other financing activities	(24)	(33)	49

Net cash provided by (used in) financing activities	3,762	(1,208)	(2,530)
Effects of exchange rate changes on cash and equivalents	90	(229)	(142)

Net change in cash and equivalents—continuing operations	2,056	(1,078)	(1,222)
Cash and equivalents, beginning of period	4,819	5,897	7,119

Cash and equivalents, end of period	6,875	4,819	5,897

Supplementary disclosure of cash flow information:
Interest paid	189	165	94
Taxes paid	1,211	1,305	884

See accompanying Notes to the Consolidated Financial Statements

ABB Ltd

Consolidated Statements of Changes in Stockholders' Equity

Years ended December 31, 2012, 2011 and 2010 ($ in millions)

			Accumulated other comprehensive loss
	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gains (losses) on available- for-sale securities	Pension and other post- retirement plan adjustments	Unrealized gains (losses) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders' equity	Non- controlling interests	Total stockholders' equity
Balance at January 1, 2010	3,943	12,828	(1,056)	20	(1,068)	20	(2,084)	(897)	13,790	683	14,473
Comprehensive income:
Net income		2,561							2,561	171	2,732
Foreign currency translation adjustments			349				349		349	21	370
Effect of change in fair value of available-for-sale securities, net of tax				(2)			(2)		(2)		(2)
Unrecognized income (expense) related to pensions and other postretirement plans, net of tax					148		148		148	(3)	145
Change in derivatives qualifying as cash flow hedges, net of tax						72	72		72		72

Total comprehensive income									3,128	189	3,317
Changes in noncontrolling interests	(836)								(836)	(110)	(946)
Dividends paid to noncontrolling shareholders									—	(189)	(189)
Dividends paid in the form of nominal value reduction	(1,112)								(1,112)		(1,112)
Cancellation of shares repurchased under buyback program	(619)							619	—		—
Purchase of shares								(228)	(228)		(228)
Share-based payment arrangements	66								66		66
Delivery of shares	13							65	78		78
Call options	(1)								(1)		(1)

Balance at December 31, 2010	1,454	15,389	(707)	18	(920)	92	(1,517)	(441)	14,885	573	15,458

Comprehensive income:
Net income		3,168							3,168	147	3,315
Foreign currency translation adjustments			(261)				(261)		(261)	(14)	(275)
Effect of change in fair value of available-for-sale securities, net of tax				2			2		2		2
Unrecognized income (expense) related to pensions and other postretirement plans, net of tax					(552)		(552)		(552)	3	(549)
Change in derivatives qualifying as cash flow hedges, net of tax						(80)	(80)		(80)		(80)

Total comprehensive income									2,277	136	2,413
Changes in noncontrolling interests	(3)								(3)	7	4
Dividends paid to noncontrolling shareholders									—	(157)	(157)
Dividends paid		(1,569)							(1,569)		(1,569)
Share-based payment arrangements	67								67		67
Delivery of shares	93							17	110		110
Call options	(9)								(9)		(9)
Replacement options issued in connection with acquisition	19								19		19

Balance at December 31, 2011	1,621	16,988	(968)	20	(1,472)	12	(2,408)	(424)	15,777	559	16,336

Comprehensive income:
Net income		2,704							2,704	108	2,812
Foreign currency translation adjustments			388				388		388	(5)	383
Effect of change in fair value of available-for-sale securities, net of tax				4			4		4		4
Unrecognized income (expense) related to pensions and other postretirement plans, net of tax					(532)		(532)		(532)	(5)	(537)
Change in derivatives qualifying as cash flow hedges, net of tax						25	25		25		25

Total comprehensive income									2,589	98	2,687
Changes in noncontrolling interests									—	6	6
Dividends paid to noncontrolling shareholders									—	(123)	(123)
Dividends paid		(1,626)							(1,626)		(1,626)
Share-based payment arrangements	60								60		60
Delivery of shares	(6)							96	90		90
Call options	10								10		10
Replacement options issued in connection with acquisition	5								5		5
Other	1								1		1

Balance at December 31, 2012	1,691	18,066	(580)	24	(2,004)	37	(2,523)	(328)	16,906	540	17,446

See accompanying Notes to the Consolidated Financial Statements

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

Note 2—Significant accounting policies (Continued)

Statements and the accompanying Notes. The most significant, difficult and subjective of such accounting assumptions and estimates include:

  •
  assumptions and projections, principally related to future material, labor and project-related overhead costs, used in determining the percentage-of-completion on projects,

  •
  estimates of loss contingencies associated with litigation or threatened litigation and other claims and inquiries, environmental damages, product warranties, regulatory and other proceedings,

  •
  assumptions used in the calculation of pension and postretirement benefits and the fair value of pension plan assets,

  •
  recognition and measurement of current and deferred income tax assets and liabilities (including the measurement of uncertain tax positions),

  •
  growth rates, discount rates and other assumptions used in testing goodwill for impairment,

  •
  assumptions used in determining inventory obsolescence and net realizable value,

  •
  estimates and assumptions used in determining the fair values of assets and liabilities assumed in business combinations,

  •
  growth rates, discount rates and other assumptions used to determine impairment of long-lived assets, and

  •
  assessment of the allowance for doubtful accounts.

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

Marketable securities and short-term investments

        Management determines the appropriate classification of held-to-maturity and available-for-sale securities at the time of purchase. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for accretion of discounts or amortization of premiums to maturity computed under the effective interest method. Such accretion or amortization is included in "Interest and dividend income". Marketable debt securities not classified as held-to-maturity and equity securities that have readily determinable fair values are classified as available-for-sale and reported at fair value.

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

Note 2—Significant accounting policies (Continued)

        Marketable debt securities are generally classified as either "Cash and equivalents" or "Marketable securities and short-term investments" according to their maturity at the time of acquisition.

        Marketable equity securities are generally classified as "Marketable securities and short-term investments", however any marketable securities held as a long-term investment rather than as an investment of excess liquidity, are classified as "Other non-current assets".

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

        If the fair value of a debt security is less than its amortized cost, then an other-than-temporary impairment for the difference is recognized if (i) the Company has the intent to sell the security, (ii) it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost base or (iii) a credit loss exists in so far as the Company does not expect to recover the entire recognized amortized cost of the security. Such impairment charges are generally recognized in "Interest and other finance expense". If the impairment is due to factors other than credit losses, and the Company does not intend to sell the security and it is not more likely than not that it will be required to sell the security before recovery of the security's amortized cost, such impairment charges are recorded in "Accumulated other comprehensive loss".

        In addition, for equity securities, the Company assesses whether the cost value will recover within the near-term and whether the Company has the intent and ability to hold that equity security until such recovery occurs. If an other-than-temporary impairment is identified, the security is written down to its fair value and the related losses are recognized in "Interest and other finance expense", unless the impairment relates to equity securities classified as "Other non-current assets", in which case the impairment is reported in "Other income (expense), net".

Accounts receivable and allowance for doubtful accounts

        Accounts receivable are recorded at the invoiced amount. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write-off experience and customer specific data. If an amount has not been settled within its contractual payment term then it is considered past due. The Company reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectability. Information on the management of credit risk and the methodology used to assess the creditworthiness of customers is presented in Note 7.

        Account balances are charged off against the allowance when the Company believes that the amount will not be recovered.

        The Company, in its normal course of business, transfers receivables without recourse to third parties. The transfer is accounted for as a sale when the Company has surrendered control over the receivables. Control is deemed to have been surrendered when (i) the transferred receivables have been put presumptively beyond the reach of the Company and its creditors, even in bankruptcy or other receivership, (ii) the third-party transferees have the right to pledge or exchange the transferred receivables, and (iii) the Company has relinquished effective control over the transferred receivables and does not retain the ability or obligation to repurchase or redeem the transferred receivables. At the time of sale, the sold receivables are removed from the Consolidated Balance Sheets and the related

Note 2—Significant accounting policies (Continued)

cash inflows are classified as operating activities in the Consolidated Statements of Cash Flows. Costs associated with the sale of receivables, including the related gains and losses from the sales, are included in "Interest and other finance expense". Transfers of receivables that do not meet the requirements for treatment as sales are accounted for as secured borrowings and the related cash flows are classified as financing activities in the Consolidated Statements of Cash Flows.

Concentrations of credit risk

        The Company sells a broad range of products, systems and services to a wide range of industrial, commercial and utility customers as well as various government agencies and quasi-governmental agencies throughout the world. Concentrations of credit risk with respect to accounts receivable are limited, as the Company's customer base is comprised of a large number of individual customers. Ongoing credit evaluations of customers' financial positions are performed to determine whether the use of credit support instruments such as guarantees, letters of credit or credit insurance are necessary; collateral is not generally required. The Company maintains reserves for potential credit losses as discussed above in "Accounts receivable and allowance for doubtful accounts". Such losses, in the aggregate, are in line with the Company's expectations.

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

        Revenues under long-term construction-type contracts are generally recognized using the percentage-of-completion method of accounting. The Company principally uses the cost-to-cost method to measure progress towards completion on contracts. Under this method, progress of contracts is measured by actual costs incurred in relation to the Company's best estimate of total estimated costs,

Note 2—Significant accounting policies (Continued)

which are reviewed and updated routinely for contracts in progress. The cumulative effect of any change in estimate is recorded in the period when the change in estimate is determined.

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

        The Company offers multiple element arrangements to meet its customers' needs. These arrangements may involve the delivery of multiple products and/or performance of services (such as installation and training) and the delivery and/or performance may occur at different points in time or over different periods of time. Deliverables of such multiple element arrangements are evaluated to determine the unit of accounting and if certain criteria are met, the Company allocates revenues to each unit of accounting based on its relative selling price. A hierarchy of selling prices is used to determine the selling price of each specific deliverable that includes VSOE (if available), third-party evidence (if VSOE is not available), or estimated selling price if neither of the first two is available. The estimated selling price reflects the Company's best estimate of what the selling prices of elements would be if the elements were sold on a stand-alone basis. Revenue is allocated between the elements of an arrangement consideration at the inception of the arrangement. Such arrangements generally include industry-specific performance and termination provisions, such as in the event of substantial delays or non-delivery.

        Revenues are reported net of customer rebates and similar incentives. Taxes assessed by a governmental authority that are directly imposed on revenue-producing transactions between the

Note 2—Significant accounting policies (Continued)

Company and its customers, such as sales, use, value-added and some excise taxes, are excluded from revenues.

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

Goodwill and other intangible assets

        Goodwill is reviewed for impairment annually as of October 1, or more frequently if events or circumstances indicate that the carrying value may not be recoverable.

        Goodwill is evaluated for impairment at the reporting unit level. A reporting unit is an operating segment or one level below an operating segment. For the annual impairment review in 2012, the

Note 2—Significant accounting policies (Continued)

reporting units were the same as the operating segments for Power Products, Power Systems, Discrete Automation and Motion and Low Voltage Products, while for the Process Automation operating segment, the reporting units were determined to be one level below the operating segment.

        When evaluating goodwill for impairment, the Company first performs an assessment of its reporting units to determine, based on an evaluation of qualitative factors, if it is more likely than not that the fair value of a reporting unit is less than its carrying value. If it is determined to be more likely than not that the reporting unit's fair value is less than its carrying value, the two-step quantitative impairment test is performed.

        The two-step quantitative impairment test calculates the fair value of each reporting unit (based on the income approach whereby the fair value of each reporting unit is calculated based on the present value of future cash flows) and compares it to the reporting unit's carrying value. If the carrying value of the net assets of a reporting unit exceeds the fair value of the reporting unit then the Company performs the second step of the impairment test to determine the implied fair value of the reporting unit's goodwill. If the carrying value of the reporting unit's goodwill exceeds its implied fair value, the Company records an impairment charge equal to the difference.

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

        Derivatives are classified in the Consolidated Statements of Cash Flows in the same section as the underlying item. Cash flows from the settlement of undesignated derivatives used to manage the risks of different underlying items on a net basis, are classified within "Net cash provided by operating activities", as the underlying items are primarily operational in nature.

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

        The Company operates in numerous tax jurisdictions and, as a result, is regularly subject to audit by tax authorities. The Company provides for tax contingencies whenever it is deemed more likely than not that a tax asset has been impaired or a tax liability has been incurred for events such as tax claims or changes in tax laws. Contingency provisions are recorded based on the technical merits of the Company's filing position, considering the applicable tax laws and Organisation for Economic Co-operation and Development (OECD) guidelines and are based on its evaluations of the facts and circumstances as of the end of each reporting period. Changes in the facts and circumstances could result in a material change to the tax accruals.

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

Note 2—Significant accounting policies (Continued)

Research and development

        Research and development costs not related to specific customer orders are generally expensed as incurred.

Earnings per share

        Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the year. Diluted earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the year, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise: outstanding written call options, outstanding options and shares granted subject to certain conditions under the Company's share-based payment arrangements. See further discussion related to earnings per share in Note 20 and of potentially dilutive securities in Note 18.

Share-based payment arrangements

        The Company has various share-based payment arrangements for its employees, which are described more fully in Note 18. Such arrangements are accounted for under the fair value method. For awards that are equity-settled, total compensation is measured at grant date, based on the fair value of the award at that date, and recorded in earnings over the period the employees are required to render service. For awards that are cash-settled, compensation is initially measured at grant date and subsequently remeasured at each reporting period, based on the fair value and vesting percentage of the award at each of those dates, with changes in the liability recorded in earnings.

Fair value measures

        The Company uses fair value measurement principles to record certain financial assets and liabilities on a recurring basis and, when necessary, to record certain non-financial assets at fair value on a non-recurring basis, as well as to determine fair value disclosures for certain financial instruments carried at amortized cost in the financial statements. Financial assets and liabilities recorded at fair value on a recurring basis include foreign currency, commodity and interest rate derivatives, as well as cash-settled call options and available-for-sale securities. Non-financial assets recorded at fair value on a non-recurring basis include long-lived assets that are reduced to their estimated fair value due to impairments.

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

Note 2—Significant accounting policies (Continued)

        The levels of the fair value hierarchy are as follows:

Level 1:	Valuation inputs consist of quoted prices in an active market for identical assets or liabilities (observable quoted prices). Assets and liabilities valued using Level 1 inputs include exchange-traded equity securities, listed derivatives which are actively traded such as commodity futures, interest rate futures and certain actively traded debt securities.
Level 2:
Valuation inputs consist of observable inputs (other than Level 1 inputs) such as actively quoted prices for similar assets, quoted prices in inactive markets and inputs other than quoted prices such as interest rate yield curves, credit spreads, or inputs derived from other observable data by interpolation, correlation, regression or other means. The adjustments applied to quoted prices or the inputs used in valuation models may be both observable and unobservable. In these cases, the fair value measurement is classified as Level 2 unless the unobservable portion of the adjustment or the unobservable input to the valuation model is significant, in which case the fair value measurement would be classified as Level 3. Assets and liabilities valued using Level 2 inputs include investments in certain funds, certain debt securities that are not actively traded, interest rate swaps, commodity swaps, cash-settled call options, as well as foreign exchange forward contracts and foreign exchange swaps as well as financing receivables and debt.
Level 3:	Valuation inputs are based on the Company's assumptions of relevant market data (unobservable input). The impairments of certain equity-method investments were calculated using Level 3 inputs.

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

Contingencies and asset retirement obligations

        The Company is subject to proceedings, litigation or threatened litigation and other claims and inquiries, related to environmental, labor, product, regulatory, tax (other than income tax) and other matters, and is required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue, often with assistance from both internal and external legal counsel and technical experts. The required amount of a provision for a contingency of any type may change in the future due to new developments in the particular matter, including changes in the approach to its resolution.

        The Company records a provision for its contingent obligations when it is probable that a loss will be incurred and the amount can be reasonably estimated. Any such provision is generally recognized on

Note 2—Significant accounting policies (Continued)

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

        Identifiable intangibles consist of intellectual property such as trademarks and trade names, customer relationships, patented and unpatented technology, in-process research and development, order backlog and capitalized software; these are amortized over their estimated useful lives. Such intangibles are subsequently subject to evaluation for potential impairment if events or circumstances

Note 2—Significant accounting policies (Continued)

indicate the carrying amount may not be recoverable. See the "Goodwill and other intangible assets" section above. Acquisition-related costs are recognized separately from the acquisition and expensed as incurred. Restructuring costs are generally expensed in periods subsequent to the acquisition date. Upon gaining control of an entity in which an equity method or cost basis investment was held by the Company, the carrying value of that investment is adjusted to fair value with the related gain or loss recorded in income.

        Deferred tax assets and liabilities based on temporary differences between the financial reporting and the tax base of assets and liabilities as well as uncertain tax positions and valuation allowances on acquired deferred tax assets assumed in connection with a business combination are initially estimated as of the acquisition date based on facts and circumstances that existed at the acquisition date. These estimates are subject to change within the measurement period (a period of up to 12 months after the acquisition date during which the acquirer may adjust the provisional acquisition amounts) with any adjustments to the preliminary estimates being recorded to goodwill. Changes in deferred taxes, uncertain tax positions and valuation allowances on acquired deferred tax assets that occur after the measurement period are recognized in income.

New accounting pronouncements

Applicable in current period

Amendments to achieve common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs

        As of January 2012, the Company adopted an accounting standard update which provides guidance that results in common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. These amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. For many of the requirements, the amendments in this update are not intended to result in a change in the application of the requirements of U.S. GAAP. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The adoption of this update did not have a significant impact on the Consolidated Financial Statements.

Presentation of comprehensive income

        As of January 2012, the Company adopted two accounting standard updates regarding the presentation of comprehensive income. Under the updates, the Company is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income and a total amount for comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. These updates are effective retrospectively and resulted in the Company presenting two separate but consecutive statements. See Note 21 for the income tax expense or benefit related to each component of other comprehensive income.

Testing goodwill for impairment

        As of January 2012, the Company adopted an accounting standard update regarding the testing of goodwill for impairment under which the Company has elected the option to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment

Note 2—Significant accounting policies (Continued)

test. Consequently, the Company is not required to calculate the fair value of a reporting unit unless it determines, based on the qualitative assessment, that it is more likely than not that the reporting unit's fair value is less than its carrying amount. The adoption of this update did not have a significant impact on the Consolidated Financial Statements.

Applicable for future periods

Disclosures about offsetting assets and liabilities

        In December 2011, an accounting standard update was issued regarding disclosures about amounts of certain financial and derivative instruments recognized in the statement of financial position that are either (i) offset or (ii) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset. The scope of the update, as clarified by an update in January 2013, covers derivatives (including bifurcated embedded derivatives), repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending arrangements. This update is effective for the Company for annual and interim periods beginning January 1, 2013, and is applicable retrospectively. The Company does not expect that this update will have a significant impact on its Consolidated Financial Statements.

Reporting of amounts reclassified out of accumulated other comprehensive income

        In February 2013, an accounting standard update was issued regarding the presentation of amounts reclassified out of accumulated other comprehensive income. Under the update, the Company is required to present, either in a single note or parenthetically on the face of the financial statements, significant amounts reclassified out of accumulated other comprehensive income by the respective income statement line item (if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the reporting period). If a component is not required to be reclassified to net income in its entirety, the Company would instead cross-reference to other U.S. GAAP required disclosures that provide additional information about the amounts. This update is effective for the Company for annual and interim periods beginning January 1, 2013, and is applicable prospectively. The Company does not expect that this update will have a significant impact on its Consolidated Financial Statements.

Parent's accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity

        In March 2013, an accounting standard update was issued regarding the release of cumulative translation adjustments of a parent when it ceases to have a controlling financial interest in a subsidiary or group of assets that is a business within a foreign entity (for the Company, a foreign entity is an entity having a functional currency other than U.S. dollars). Under the update, the Company would recognize cumulative translation adjustments in net income when it ceases to have a controlling financial interest in a subsidiary or group of assets within a consolidated foreign entity and if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. For foreign equity-accounted companies, a pro rata portion of the cumulative translation adjustment would be recognized in net income upon a partial sale of the equity-accounted company. This update is effective for the Company for annual and interim periods beginning January 1, 2014, and is applicable prospectively. The impact of this update on the Consolidated Financial Statements is dependent on future transactions resulting in derecognition of foreign assets, subsidiaries or foreign equity-accounted companies completed on or after adoption.

Note 3—Acquisitions and increases in controlling interests

Acquisitions

        Acquisitions were as follows:

($ in millions, except number of acquired businesses)	2012	2011	2010
Acquisitions (net of cash acquired)(1)	3,643	3,805	1,275
Aggregate excess of purchase price over fair value of net assets acquired(2)	2,895	3,261	1,091
Number of acquired businesses	9	10	9

(1)
Excluding changes in cost and equity investments but including $5 million in 2012 and $19 million in 2011, representing the fair value of replacement vested stock options issued to Thomas & Betts and Baldor employees, respectively, at the corresponding acquisition dates.

(2)
Recorded as goodwill (see Note 11).

        In the table above, the "Acquisitions" and "Aggregate excess of purchase price over fair value of net assets acquired" amounts for 2012 relate primarily to the acquisition of Thomas & Betts Corporation (Thomas & Betts). For 2011, these amounts relate mainly to the acquisitions of Baldor Electric Corporation (Baldor) and EAM Software Holdings Pty Ltd (Mincom), while for 2010, these amounts relate primarily to the acquisition of the Ventyx group (Ventyx).

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

        On May 16, 2012, the Company acquired all outstanding shares of Thomas & Betts for $72 per share in cash. The resulting cash outflows for the Company amounted to $3,700 million, representing $3,282 million for the purchase of the shares (net of cash acquired of $521 million), $94 million related to cash settlement of Thomas & Betts options held at acquisition date and $324 million for the repayment of debt assumed upon acquisition. Thomas & Betts designs, manufactures and markets components used to manage the connection, distribution, transmission and reliability of electrical power in industrial, construction and utility applications. The acquisition of Thomas & Betts supports the Company's strategy of expanding its Low Voltage Products operating segment into new geographies, sectors and products, and consequently the goodwill acquired represents the future benefits associated with the expansion of market access and product scope.

Note 3—Acquisitions and increases in controlling interests (Continued)

        The aggregate preliminary allocation of the purchase consideration for business acquisitions in 2012 is as follows:

	Allocated amounts			Weighted- average useful life
($ in millions)	Thomas & Betts	Other	Total	Thomas & Betts
Customer relationships	1,169	18	1,187	18 years
Technology	179	43	222	5 years
Trade names	155	6	161	10 years
Order backlog	12	1	13	7.5 months

Intangible assets	1,515	68	1,583	15 years
Fixed assets	458	25	483
Debt acquired	(619)	—	(619)
Deferred tax liabilities	(1,080)	(24)	(1,104)
Inventories	300	38	338
Other assets and liabilities, net(1)	84	(17)	67
Goodwill(2)	2,723	172	2,895

Total consideration (net of cash acquired)(3)	3,381	262	3,643

(1)
Gross receivables from the Thomas & Betts acquisition totaled $387 million; the fair value of which was $344 million after rebates and allowance for estimated uncollectable receivables.

(2)
The Company does not expect the majority of goodwill recognized to be deductible for income tax purposes.
(3)
Cash acquired in the Thomas & Betts acquisition totaled $521 million. Additional consideration for the Thomas & Betts acquisition included $94 million related to the cash settlement of stock options held by Thomas & Betts employees at the acquisition date and $5 million representing the fair value of replacement vested stock options issued to Thomas & Betts employees at the acquisition date. The fair value of these stock options was estimated using a Black-Scholes model.

        The preliminary estimated fair values of the assets acquired and liabilities assumed for business combinations in 2012 are based on preliminary calculations and valuations, and facts and circumstances that existed at the respective acquisition dates. The Company's estimates and assumptions are subject to change during the measurement periods of those acquisitions. The area where preliminary estimates are not yet finalized primarily relates to certain deferred tax liabilities.

        The Company's Consolidated Income Statement for 2012 includes total revenues of $1,541 million and a net loss (including acquisition-related charges) of $10 million in respect of Thomas & Betts since the date of acquisition.

        The unaudited pro forma financial information in the table below summarizes the combined pro forma results of the Company and Thomas & Betts for 2012 and 2011, as if Thomas & Betts had been acquired on January 1, 2011.

($ in millions)	2012	2011
Total revenues	40,251	40,288
Income from continuing operations, net of tax	2,923	3,381

        The unaudited pro forma results above include certain adjustments related to the Thomas & Betts acquisition. The table below summarizes the adjustments necessary to present the pro forma financial

Note 3—Acquisitions and increases in controlling interests (Continued)

information of the Company and Thomas & Betts combined, as if Thomas & Betts had been acquired on January 1, 2011.

	Adjustments
($ in millions)	2012	2011
Impact on cost of sales from additional amortization of intangible assets (excluding order backlog capitalized upon acquisition)	(26)	(69)
Impact on cost of sales from amortization of order backlog capitalized upon acquisition	12	(12)
Impact on cost of sales from fair valuing acquired inventory	31	(31)
Impact on cost of sales from additional depreciation of fixed assets	(12)	(33)
Interest expense on Thomas & Betts debt	5	21
Impact on selling, general and administrative expenses from Thomas & Betts stock-option plans	16	—
Impact on selling, general and administrative expenses from acquisition-related costs	56	(20)
Impact on interest and other finance expense from bridging facility costs	13	—
Other	(5)	(15)
Income taxes	(7)	44

Total pro forma adjustments	83	(115)

        The pro forma results are for information purposes only and do not include any anticipated cost synergies or other effects of the planned integration of Thomas & Betts. Accordingly, such pro forma amounts are not necessarily indicative of the results that would have occurred had the acquisition been completed on the date indicated, nor are they indicative of the future operating results of the combined company.

        On January 26, 2011, the Company acquired 83.25 percent of the outstanding shares of Baldor for $63.50 per share in cash. On January 27, 2011, the Company exercised its top-up option contained in the merger agreement, bringing its shareholding in Baldor to 91.6 percent, allowing the Company to complete a short-form merger under Missouri, United States, law. On the same date, the Company completed the purchase of the remaining 8.4 percent of outstanding shares. The resulting cash outflows for the Company amounted to $4,276 million, representing $2,966 million for the purchase of the shares (net of cash acquired), $70 million related to cash settlement of Baldor options held at acquisition date and $1,240 million for the repayment of debt assumed upon acquisition. Baldor markets, designs and manufactures industrial electric motors, mechanical power transmission products, drives and generators.

Note 3—Acquisitions and increases in controlling interests (Continued)

        The final allocation of the purchase consideration for the Baldor acquisition in 2011 is as follows:

($ in millions)	Allocated amounts	Weighted-average useful life
Customer relationships	996	19 years
Technology	259	7 years
Trade name	121	10 years
Order backlog	15	2 months
Other intangible assets	15	5 years

Intangible assets	1,406	16 years
Fixed assets	382
Debt acquired	(1,241)
Deferred tax liabilities	(693)
Inventories	422
Other assets and liabilities, net(1)	51
Goodwill(2)	2,728

Total consideration (net of cash acquired)(3)	3,055

(1)
Gross receivables from the acquisition totaled $266 million; the fair value of which was $263 million after allowance for estimated uncollectable receivables.

(2)
The goodwill recognized is not deductible for income tax purposes.

(3)
Cash acquired in the acquisition totaled $48 million. Additional consideration included $70 million related to the cash settlement of stock options held by Baldor employees at the acquisition date and $19 million representing the fair value of replacement vested stock options issued to Baldor employees at the acquisition date. The fair value of these stock options was estimated using a Black-Scholes model.

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

Note 3—Acquisitions and increases in controlling interests (Continued)

        The unaudited pro forma results above include certain adjustments related to the Baldor acquisition. The table below summarizes the adjustments necessary to present the pro forma financial information of the combined entity as if Baldor had been acquired on January 1, 2010.

	Adjustments
($ in millions)	2011	2010
Impact on cost of sales from additional amortization of intangible assets (excluding order backlog capitalized upon acquisition)	(7)	(91)
Impact on cost of sales from amortization of order backlog capitalized upon acquisition	15	(15)
Impact on cost of sales from fair valuing acquired inventory	57	(57)
Interest expense on Baldor's debt	11	106
Baldor stock-option plans	66	—
Impact on selling, general and administrative expenses from acquisition-related costs	64	(24)
Other	—	(23)
Income taxes	(65)	26

Total pro forma adjustments	141	(78)

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

        The aggregate allocation of the purchase consideration for other business acquisitions in 2011, excluding Baldor, was as follows:

($ in millions)	Allocated amounts(1)
Customer relationships	220
Technology	156
Trade names	32
Order backlog	36
Other intangible assets	3

Intangible assets	447
Fixed assets	40
Debt acquired	(202)
Deferred tax liabilities	(99)
Inventories	35
Other assets and liabilities, net	(4)
Goodwill	533

Total consideration (net of cash acquired)	750

(1)
The allocated amounts primarily relate to the acquisitions of Mincom, PGC Powergen Consulting SA (Trasfor) and AB Lorentzen & Wettre.

        On June 1, 2010, the Company acquired all of the shares of Ventyx Inc., Ventyx Software Inc. and Ventyx Dutch Holding B.V., representing substantially all of the revenues, assets and liabilities of the

Note 3—Acquisitions and increases in controlling interests (Continued)

Ventyx group. Ventyx provides software solutions to global energy, utility, communications and other asset-intensive businesses and was integrated into the Power Systems operating segment.

        The aggregate purchase price of business acquisitions in 2010, settled in cash, has been allocated as follows:

($ in millions)	Allocated amounts	Weighted-average useful life
Intangible assets(1)	356	8 years
Deferred tax liabilities	(147)
Other assets and liabilities, net(2)	(25)
Goodwill(3)	1,091

Total(4)	1,275

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

Note 4—Cash and equivalents and marketable securities

Current Assets

        Cash and equivalents and marketable securities and short-term investments consisted of the following:

	December 31, 2012
($ in millions)	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
Cash	2,784			2,784	2,784	—
Time deposits	3,993			3,993	3,963	30
Other short-term investments	15			15	—	15
Debt securities available-for-sale:
—U.S. government obligations	152	8	(1)	159	—	159
—Other government obligations	3	—	—	3	—	3
—Corporate	236	9	—	245	128	117
Equity securities available-for-sale	1,271	12	(1)	1,282	—	1,282

Total	8,454	29	(2)	8,481	6,875	1,606

Note 4—Cash and equivalents and marketable securities (Continued)

	December 31, 2011
($ in millions)	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
Cash	1,655			1,655	1,655	—
Time deposits	2,986			2,986	2,984	2
Debt securities available-for-sale:
—U.S. government obligations	753	8	—	761	—	761
—Other government obligations	3	—	—	3	—	3
—Corporate	298	8	(1)	305	180	125
Equity securities available-for-sale	50	10	(3)	57	—	57

Total	5,745	26	(4)	5,767	4,819	948

Non-current assets

        The Company also holds shares in a publicly-traded company which are classified as available-for-sale equity securities and recorded in "Other non-current assets". At December 31, 2012 and 2011, other-than-temporary impairments were recognized on these securities but were not significant.

        In addition, certain held-to-maturity marketable securities (pledged in respect of a certain non-current deposit liability) are recorded in "Other non-current assets". At December 31, 2012, the amortized cost, gross unrecognized gain and fair value (based on quoted market prices) of these securities were $97 million, $27 million and $124 million, respectively. At December 31, 2011, the amortized cost, gross unrecognized gain and fair value (based on quoted market prices) of these securities were $92 million, $28 million and $120 million, respectively.

Gains, losses and contractual maturities

        Gross realized gains (reclassified from accumulated other comprehensive loss to income) on available-for-sale securities were $3 million, $8 million and $16 million in 2012, 2011 and 2010, respectively. Gross realized losses (reclassified from accumulated other comprehensive loss to income) on available-for-sale securities were not significant in 2012, 2011 and 2010. Such gains and losses were included in "Interest and other finance expense".

        In 2012 and 2011, other-than-temporary impairments recognized on available-for-sale equity securities were not significant. There was no other-than-temporary impairment in 2010.

        At December 31, 2012, 2011 and 2010, gross unrealized losses on available-for-sale securities that have been in a continuous unrealized loss position were not significant and the Company does not intend and does not expect to be required to sell these securities before the recovery of their amortized cost.

        There were no sales of held-to-maturity securities in 2012, 2011 and 2010.

Note 4—Cash and equivalents and marketable securities (Continued)

        Contractual maturities of debt securities consisted of the following:

	December 31, 2012
	Available-for-sale		Held-to-maturity
($ in millions)	Cost basis	Fair value	Cost basis	Fair value
Less than one year	128	128	—	—
One to five years	200	210	41	48
Six to ten years	63	69	56	76

Total	391	407	97	124

        At December 31, 2012 and 2011, the Company pledged $96 million and $90 million, respectively, of available-for-sale marketable securities as collateral for issued letters of credit and other security arrangements.

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

Commodity risk

        Various commodity products are used in the Company's manufacturing activities. Consequently it is exposed to volatility in future cash flows arising from changes in commodity prices. To manage the price risk of commodities other than electricity, the Company's policies require that the subsidiaries hedge the commodity price risk exposures from binding contracts, as well as at least 50 percent (up to a maximum of 100 percent) of the forecasted commodity exposure over the next 12 months or longer (up to a maximum of 18 months). In certain locations where the price of electricity is hedged, up to a maximum of 90 percent of the forecasted electricity needs, depending on the length of the forecasted exposures, is hedged. Swap and futures contracts are used to manage the associated price risks of commodities.

Note 5—Financial instruments (Continued)

Interest rate risk

        The Company has issued bonds at fixed rates. Interest rate swaps are used to manage the interest rate risk associated with certain debt. In addition, from time to time, the Company uses instruments such as interest rate swaps, interest rate futures, bond futures or forward rate agreements to manage interest rate risk arising from the Company's balance sheet structure but does not designate such instruments as hedges.

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

Volume of derivative activity

Foreign exchange and interest rate derivatives:

        The gross notional amounts of outstanding foreign exchange and interest rate derivatives (whether designated as hedges or not) were as follows:

	Total notional amounts at December 31,
Type of derivative ($ in millions)	2012	2011	2010
Foreign exchange contracts	19,724	16,503	16,971
Embedded foreign exchange derivatives	3,572	3,439	2,891
Interest rate contracts	3,983	5,535	2,357

Derivative commodity contracts:

        The following table shows the notional amounts of outstanding commodity derivatives (whether designated as hedges or not), on a net basis, to reflect the Company's requirements in the various commodities:

		Total notional amounts at December 31,
Type of derivative	Unit	2012	2011	2010
Copper swaps	metric tonnes	45,222	38,414	20,977
Aluminum swaps	metric tonnes	5,495	5,068	3,050
Nickel swaps	metric tonnes	21	18	36
Lead swaps	metric tonnes	13,025	13,325	9,525
Zinc swaps	metric tonnes	225	125	—
Silver swaps	ounces	1,415,322	1,981,646	—
Electricity futures	megawatt hours	334,445	326,960	363,340
Crude oil swaps	barrels	135,471	113,397	121,979

Note 5—Financial instruments (Continued)

Equity derivatives:

        At December 31, 2012, 2011 and 2010, the Company held 67 million, 61 million and 58 million cash-settled call options on ABB Ltd shares with a total fair value of $26 million, $21 million and $45 million, respectively.

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

        At December 31, 2012, 2011 and 2010, "Accumulated other comprehensive loss" included net unrealized gains of $37 million, $12 million and $92 million, respectively, net of tax, on derivatives designated as cash flow hedges. Of the amount at December 31, 2012, net gains of $31 million are expected to be reclassified to earnings in 2013. At December 31, 2012, the longest maturity of a derivative classified as a cash flow hedge was 78 months.

        In 2012, 2011 and 2010, the amounts of gains or losses, net of tax, reclassified into earnings due to the discontinuance of cash flow hedge accounting and recognized in earnings due to ineffectiveness in cash flow hedge relationships were not significant.

        The pre-tax effects of derivative instruments, designated and qualifying as cash flow hedges, on "Accumulated other comprehensive loss" and the Consolidated Income Statements were as follows:

2012
	Gains (losses) recognized in OCI(1) on derivatives (effective portion)
		Gains (losses) reclassified from OCI(1) into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
Type of derivative designated as a cash flow hedge			($ in millions)		($ in millions)
	($ in millions)	Location		Location
Foreign exchange contracts	74	Total revenues	69	Total revenues	—
		Total cost of sales	(12)	Total cost of sales	—
Commodity contracts	4	Total cost of sales	(4)	Total cost of sales	—
Cash-settled call options	(4)	SG&A expenses(2)	(11)	SG&A expenses(2)	—

Total	74		42		—

Note 5—Financial instruments (Continued)

2011
	Gains (losses) recognized in OCI(1) on derivatives (effective portion)
		Gains (losses) reclassified from OCI(1) into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
Type of derivative designated as a cash flow hedge			($ in millions)		($ in millions)
	($ in millions)	Location		Location
Foreign exchange contracts	9	Total revenues	113	Total revenues	—
		Total cost of sales	(9)	Total cost of sales	—
Commodity contracts	(13)	Total cost of sales	2	Total cost of sales	—
Cash-settled call options	(17)	SG&A expenses(2)	(18)	SG&A expenses(2)	—

Total	(21)		88		—

2010
	Gains (losses) recognized in OCI(1) on derivatives (effective portion)
		Gains (losses) reclassified from OCI(1) into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
Type of derivative designated as a cash flow hedge			($ in millions)		($ in millions)
	($ in millions)	Location		Location
Foreign exchange contracts	115	Total revenues	36	Total revenues	2
		Total cost of sales	(4)	Total cost of sales	—
Commodity contracts	10	Total cost of sales	8	Total cost of sales	1
Cash-settled call options	(2)	SG&A expenses(2)	(11)	SG&A expenses(2)	—

Total	123		29		3

(1)
OCI represents "Accumulated other comprehensive loss".

(2)
SG&A expenses represent "Selling, general and administrative expenses".

        Derivative gains of $28 million, $61 million and $19 million, net of tax, were reclassified from "Accumulated other comprehensive loss" to earnings during 2012, 2011 and 2010, respectively.

Fair value hedges

        To reduce its interest rate exposure arising primarily from its debt issuance activities, the Company uses interest rate swaps. Where such instruments are designated as fair value hedges, the changes in fair value of these instruments, as well as the changes in fair value of the risk component of the underlying debt being hedged, are recorded as offsetting gains and losses in "Interest and other finance expense". Hedge ineffectiveness of instruments designated as fair value hedges in 2012, 2011 and 2010, was not significant.

        The effect of derivative instruments, designated and qualifying as fair value hedges, on the Consolidated Income Statements was as follows:

2012
	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
Type of derivative designated as a fair value hedge
	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	6	Interest and other finance expense	(6)

Note 5—Financial instruments (Continued)

2011
	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
Type of derivative designated as a fair value hedge
	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	(24)	Interest and other finance expense	24

2010
	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
Type of derivative designated as a fair value hedge
	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	(12)	Interest and other finance expense	12

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

        The gains (losses) recognized in the Consolidated Income Statements on derivatives not designated in hedging relationships are included in the table below:

	Gains (losses) recognized in income
($ in millions) Type of derivative not designated as a hedge	Location	2012	2011	2010
Foreign exchange contracts	Total revenues	318	(93)	436
	Total cost of sales	(193)	(25)	(263)
	SG&A expenses(1)	(3)	—	—
	Interest and other finance expense	68	265	563
Embedded foreign exchange contracts	Total revenues	(148)	(31)	(279)
	Total cost of sales	28	11	17
Commodity contracts	Total cost of sales	10	(59)	38
	Interest and other finance expense	1	1	—
Interest rate contracts	Interest and other finance expense	(1)	—	—
Cash-settled call options	Interest and other finance expense	—	(1)	(1)

Total		80	68	511

(1)
SG&A expenses represent "Selling, general and administrative expenses".

Note 5—Financial instruments (Continued)

        The fair values of derivatives included in the Consolidated Balance Sheets were as follows:

	December 31, 2012
	Derivative assets		Derivative liabilities
($ in millions)	Current in "Other current assets"	Non-current in "Other non-current assets"	Current in "Provisions and other current liabilities"	Non-current in "Other non-current liabilities"
Derivatives designated as hedging instruments:
Foreign exchange contracts	34	20	14	6
Commodity contracts	1	—	1	—
Interest rate contracts	15	31	—	2
Cash-settled call options	9	16	—	—

Total	59	67	15	8

Derivatives not designated as hedging instruments:
Foreign exchange contracts	204	62	84	20
Commodity contracts	7	1	11	1
Interest rate contracts	—	—	—	—
Cash-settled call options	—	1	—	—
Embedded foreign exchange derivatives	26	13	86	40

Total	237	77	181	61

Total fair value	296	144	196	69

	December 31, 2011
	Derivative assets		Derivative liabilities
($ in millions)	Current in "Other current assets"	Non-current in "Other non-current assets"	Current in "Provisions and other current liabilities"	Non-current in "Other non-current liabilities"
Derivatives designated as hedging instruments:
Foreign exchange contracts	37	6	26	10
Commodity contracts	1	—	6	—
Interest rate contracts	—	40	—	—
Cash-settled call options	13	6	—	—

Total	51	52	32	10

Derivatives not designated as hedging instruments:
Foreign exchange contracts	142	38	289	28
Commodity contracts	9	1	33	3
Interest rate contracts	—	—	—	1
Cash-settled call options	1	1	—	—
Embedded foreign exchange derivatives	51	13	77	19

Total	203	53	399	51

Total fair value	254	105	431	61

        Although the Company is party to close-out netting agreements with most derivative counterparties, the fair values in the tables above and in the Consolidated Balance Sheets at December 31, 2012 and 2011, have been presented on a gross basis.

Note 6—Fair values

Recurring fair value measures

        The following tables show the fair value of financial assets and liabilities measured at fair value on a recurring basis:

	December 31, 2012
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets
Available-for-sale securities in "Cash and equivalents"
Debt securities—Corporate	—	128	—	128
Available-for-sale securities in "Marketable securities and short-term investments"
Equity securities	3	1,279	—	1,282
Debt securities—U.S. government obligations	159	—	—	159
Debt securities—Other government obligations	—	3	—	3
Debt securities—Corporate	—	117	—	117
Available-for-sale securities in "Other non-current assets"
Equity securities	2	—	—	2
Derivative assets—current in "Other current assets"	—	296	—	296
Derivative assets—non-current in "Other non-current assets"	—	144	—	144

Total	164	1,967	—	2,131

Liabilities
Derivative liabilities—current in "Provisions and other current liabilities"	4	192	—	196
Derivative liabilities—non-current in "Other non-current liabilities"	—	69	—	69

Total	4	261	—	265

Note 6—Fair values (Continued)

	December 31, 2011
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets
Available-for-sale securities in "Cash and equivalents"
Debt securities—Corporate	—	180	—	180
Available-for-sale securities in "Marketable securities and short-term investments"
Equity securities	3	54	—	57
Debt securities—U.S. government obligations	761	—	—	761
Debt securities—Other government obligations	—	3	—	3
Debt securities—Corporate	—	125	—	125
Available-for-sale securities in "Other non-current assets"
Equity securities	5	—	—	5
Derivative assets—current in "Other current assets"	2	252	—	254
Derivative assets—non-current in "Other non-current assets"	—	105	—	105

Total	771	719	—	1,490

Liabilities
Derivative liabilities—current in "Provisions and other current liabilities"	4	427	—	431
Derivative liabilities—non-current in "Other non-current liabilities"	—	61	—	61

Total	4	488	—	492

        The Company uses the following methods and assumptions in estimating fair values of financial assets and liabilities measured at fair value on a recurring basis:

  •
  Available-for-sale securities in "Cash and equivalents", "Marketable securities and short-term investments" and "Other non-current assets":  If quoted market prices in active markets for identical assets are available, these are considered Level 1 inputs; however, when markets are not active, these inputs are considered Level 2. If such quoted market prices are not available, fair value is determined using market prices for similar assets or present value techniques, applying an appropriate risk-free interest rate adjusted for non-performance risk. The inputs used in present value techniques are observable and fall into the Level 2 category.

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

Non-recurring fair value measures

        During 2012, impairment charges of $87 million were recorded as an adjustment to the fair value of certain equity-method investments. The non-recurring fair value measures were determined using a discounted cash flow model adjusted for industry and market conditions using Level 3 inputs and the resulting fair value of those assets remeasured during 2012 and still held at December 31, 2012, was not significant. Other non-recurring fair value measurements in 2012 were not significant. There were no significant non-recurring fair value measurements during 2011.

Note 6—Fair values (Continued)

Disclosure about financial instruments carried on a cost basis

Cash and equivalents (excluding available-for-sale debt securities with original maturities up to 3 months):

        The carrying amounts of "Cash and equivalents" approximate the fair values, of which, at December 31, 2012, $2,784 million and $3,963 million, were determined using Level 1 and Level 2 inputs, respectively.

Marketable securities and short-term investments:

        In addition to the "Available-for-sale securities" disclosed in the "Recurring fair value measures" section above, "Marketable securities and short-term investments" at December 31, 2012, included time deposits of $30 million, the fair value of which was determined using Level 2 inputs and other short-term investments of $15 million, the fair value of which was determined using Level 1 inputs. The carrying amount of these investments approximates the fair value.

Receivables, net:

        The carrying amounts of "Receivables, net" approximate their fair values and include short-term loans granted. At December 31, 2012, the fair values of short-term loans, with carrying amounts of $7 million, were determined using Level 2 inputs.

Other non-current assets:

        Includes financing receivables (including loans granted) carried at amortized cost, less an allowance for credit losses, if required. Fair values are determined using a discounted cash flow methodology based upon loan rates of similar instruments and reflecting appropriate adjustments for non-performance risk. The carrying values and estimated fair values of long-term loans granted and outstanding at December 31, 2012, were $58 million and $59 million, respectively, and at December 31, 2011, were $52 million and $54 million, respectively. The fair values of long-term loans granted at December 31, 2012, were determined using Level 2 inputs.

        Includes held-to-maturity securities (see Note 4) whose carrying values and estimated fair values at December 31, 2012, were $97 million and $124 million, respectively, and at December 31, 2011, were $92 million and $120 million, respectively. The fair values of these securities at December 31, 2012, were determined using Level 2 inputs.

        Includes restricted cash and cash deposits (pledged in respect of a certain non-current deposit liability) totaling $271 million at December 31, 2012. Their carrying amounts approximate their fair values, which were determined using Level 1 inputs.

Accounts payable, trade:

        The carrying amounts of "Accounts payable, trade" approximate their fair values.

Short-term debt and current maturities of long-term debt, excluding finance lease liabilities:

        Includes commercial paper, bank borrowings and overdrafts as well as bonds maturing in the next 12 months. The carrying amounts of short-term debt and current maturities of long-term debt, excluding finance lease liabilities, approximate their fair values, of which, at December 31, 2012, $1,328 million and $1,184 million were determined using Level 1 and Level 2 inputs, respectively.

Note 6—Fair values (Continued)

Long-term debt excluding finance lease liabilities:

        Fair values of bond issues are determined using quoted market prices. The fair values of other debt are determined using a discounted cash flow methodology based upon borrowing rates of similar debt instruments and reflecting appropriate adjustments for non-performance risk. The carrying value and estimated fair value of long-term debt, excluding finance lease liabilities, at December 31, 2012, were $7,449 million and $7,909 million, respectively, and at December 31, 2011, were $3,151 million and $3,218 million, respectively. Of the fair value amount of $7,909 million at December 31, 2012, $7,870 million was determined using Level 1 inputs, with the remaining amount determined using Level 2 inputs.

Note 7—Receivables, net

        "Receivables, net" consisted of the following:

	December 31,
($ in millions)	2012	2011
Trade receivables	8,233	7,750
Other receivables	801	764
Allowance	(271)	(227)

	8,763	8,287
Unbilled receivables, net:
Costs and estimated profits in excess of billings	3,955	3,503
Advance payments consumed	(1,143)	(1,017)

	2,812	2,486

Total	11,575	10,773

        "Trade receivables" in the table above includes contractual retention amounts billed to customers of $390 million and $381 million at December 31, 2012 and 2011, respectively. Management expects that the substantial majority of related contracts will be completed and the substantial majority of the billed amounts retained by the customer will be collected. Of the retention amounts outstanding at December 31, 2012, 72 percent and 19 percent are expected to be collected in 2013 and 2014, respectively. "Other receivables" in the table above consists of value added tax, claims, rental deposits and other non-trade receivables.

        "Costs and estimated profits in excess of billings" in the table above represents revenues earned and recognized for contracts under the percentage-of-completion or completed-contract method of accounting. Management expects that the majority of the amounts will be collected within one year of the respective balance sheet date.

        The reconciliation of changes in the allowance for doubtful accounts is as follows:

($ in millions)	2012	2011	2010
Balance at January 1,	227	215	312
Additions	155	157	119
Deductions	(113)	(131)	(216)
Exchange rate differences	2	(14)	—

Balance at December 31,	271	227	215

Note 7—Receivables, net (Continued)

        At December 31, 2012 and 2011, the gross amounts of, and doubtful debt allowance for, trade receivables (excluding those with a contractual maturity of one year or less) and other receivables (excluding tax and other receivables which are not considered to be of a financing nature) were as follows:

	December 31, 2012			December 31, 2011
($ in millions)	Trade receivables (excluding those with a contractual maturity of one year or less)	Other receivables	Total	Trade receivables (excluding those with a contractual maturity of one year or less)	Other receivables	Total
Recorded gross amount:
—Individually evaluated for impairment	335	128	463	252	108	360
—Collectively evaluated for impairment	326	87	413	282	129	411

Total	661	215	876	534	237	771

Doubtful debt allowance:
—From individual impairment evaluation	(42)	(5)	(47)	(41)	(5)	(46)
—From collective impairment evaluation	(11)	—	(11)	(9)	—	(9)

Total	(53)	(5)	(58)	(50)	(5)	(55)

Recorded net amount	608	210	818	484	232	716

        Changes in the doubtful debt allowance for trade receivables (excluding those with a contractual maturity of one year or less) were as follows:

($ in millions)	2012	2011
Balance at January 1,	50	37
Reversal of allowance	(7)	(13)
Additions to allowance	16	36
Amounts written off	(1)	(3)
Exchange rate differences	(5)	(7)

Balance at December 31,	53	50

        Changes in the doubtful debt allowance for "Other receivables" in 2012 and 2011, were not significant.

        The Company has a group-wide policy on the management of credit risk. The policy includes a credit assessment methodology to assess the creditworthiness of customers and assign to those

Note 7—Receivables, net (Continued)

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

        The following table shows the credit risk profile, on a gross basis, of trade receivables (excluding those with a contractual maturity of one year or less) and other receivables (excluding tax and other receivables which are not considered to be of a financing nature) based on the internal credit risk categories which are used as a credit quality indicator:

	December 31, 2012			December 31, 2011
($ in millions)	Trade receivables (excluding those with a contractual maturity of one year or less)	Other receivables	Total	Trade receivables (excluding those with a contractual maturity of one year or less)	Other receivables	Total
Risk category:
A	279	156	435	251	196	447
B	238	27	265	134	18	152
C	90	30	120	122	20	142
D	48	1	49	22	1	23
E	6	1	7	5	2	7

Total gross amount	661	215	876	534	237	771

Note 7—Receivables, net (Continued)

        The following table shows an aging analysis, on a gross basis, of trade receivables (excluding those with a contractual maturity of one year or less) and other receivables (excluding tax and other receivables which are not considered to be of a financing nature):

	December 31, 2012
	Past due
($ in millions)	0 - 30 days	30 - 60 days	60 - 90 days	> 90 days and not accruing interest	> 90 days and accruing interest	Not due at December 31, 2012(1)	Total
Trade receivables (excluding those with a contractual maturity of one year or less)	83	3	4	38	14	519	661
Other receivables	3	3	2	10	1	196	215

Total gross amount	86	6	6	48	15	715	876

	December 31, 2011
	Past due
($ in millions)	0 - 30 days	30 - 60 days	60 - 90 days	> 90 days and not accruing interest	> 90 days and accruing interest	Not due at December 31, 2011(1)	Total
Trade receivables (excluding those with a contractual maturity of one year or less)	73	6	5	49	6	395	534
Other receivables	4	1	1	15	3	213	237

Total gross amount	77	7	6	64	9	608	771

(1)
Trade receivables (excluding those with a contractual maturity of one year or less) principally represent contractual retention amounts that will become due subsequent to the completion of the respective long-term contract.

Note 8—Inventories, net

        "Inventories, net" consisted of the following:

	December 31,
($ in millions)	2012	2011
Raw materials	2,427	2,345
Work in process	2,075	1,796
Finished goods	1,741	1,628
Advances to suppliers	246	253

	6,489	6,022
Advance payments consumed	(307)	(285)

Total	6,182	5,737

Note 8—Inventories, net (Continued)

        "Work in process" in the table above contains inventoried costs relating to long-term contracts of $363 million and $267 million at December 31, 2012 and 2011, respectively. "Advance payments consumed" in the table above relates to contractual advances received from customers on work in process.

Note 9—Other non-current assets

        "Other non-current assets" consisted of the following:

	December 31,
($ in millions)	2012	2011
Pledged financial assets	288	286
Investments	57	143
Derivatives (including embedded derivatives) (see Note 5)	144	105
Restricted cash	80	103
Loans granted (see Note 6)	58	52
Other	149	115

Total	776	804

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

        "Investments" represents mainly non equity-accounted investments in companies. Such shares and other equity investments are carried at cost or, where the investee is listed on a stock exchange, at fair value.

        "Restricted cash" at December 31, 2012 and 2011, included cash set aside in a restricted bank account in connection with a capital reduction in two of the Company's subsidiaries in order to meet certain future obligations existing on the date of the capital reduction. As such obligations are met, the amount of the restricted cash is correspondingly reduced. The remaining balances at December 31, 2012 and 2011, contained individually insignificant amounts of restricted cash.

        "Loans granted" in the table above primarily represents financing arrangements provided to customers (relating to products manufactured by the Company) and are reported in the balance sheet at outstanding principal amount less any write-offs or allowance for uncollectible loans. The Company determines the loan losses based on historical experience and ongoing credit evaluation of the borrower's financial position. At December 31, 2012 and 2011, the doubtful debt allowance on loans granted was not significant. The change in such allowance during 2012 and 2011 was also not significant.

Note 10—Property, plant and equipment, net

        "Property, plant and equipment, net" consisted of the following:

	December 31,
($ in millions)	2012	2011
Land and buildings	4,316	3,648
Machinery and equipment	7,603	6,847
Construction in progress	627	548

	12,546	11,043
Accumulated depreciation	(6,599)	(6,121)

Total	5,947	4,922

        Assets under capital leases included in "Property, plant and equipment, net" were as follows:

	December 31,
($ in millions)	2012	2011
Land and buildings	88	80
Machinery and equipment	95	75

	183	155
Accumulated depreciation	(103)	(83)

Total	80	72

        In 2012, 2011 and 2010, depreciation expense, including depreciation of assets under capital leases, was $733 million, $660 million and $545 million, respectively.

Note 11—Goodwill and other intangible assets

        Changes in "Goodwill" were as follows:

($ in millions)	Power Products	Power Systems	Discrete Automation and Motion	Low Voltage Products	Process Automation	Corporate and Other	Total
Cost at January 1, 2011	614	1,411	547	399	1,090	42	4,103
Accumulated impairment charges	—	—	—	—	—	(18)	(18)

Balance at January 1, 2011	614	1,411	547	399	1,090	24	4,085
Goodwill acquired during the year(1)	109	321	2,765	16	50	—	3,261
Exchange rate differences	(11)	(24)	(19)	(8)	(10)	(2)	(74)
Other	—	(3)	—	—	—	—	(3)

Balance at December 31, 2011	712	1,705	3,293	407	1,130	22	7,269

Goodwill acquired during the year(1)	17	44	112	2,723	(1)	—	2,895
Exchange rate differences	5	13	15	17	11	1	62

Balance at December 31, 2012	734	1,762	3,420	3,147	1,140	23	10,226

(1)
Amounts include adjustments arising during the 12-month measurement period subsequent to the acquisition date.

        In 2012, goodwill acquired primarily included $2,723 million in respect of Thomas & Betts (allocated to the Low Voltage Products operating segment) with the remainder representing goodwill in

Note 11—Goodwill and other intangible assets (Continued)

respect of Newave Energy Holding SA (allocated to the Discrete Automation and Motion operating segment), as well as a number of smaller acquisitions and purchase accounting adjustments.

        In 2011, goodwill acquired primarily included $2,728 million in respect of Baldor (allocated to the Discrete Automation and Motion operating segment) with the remainder representing goodwill in respect of Mincom (allocated to the Power Systems operating segment), Trasfor (allocated to the Power Products operating segment) and AB Lorentzen & Wettre (allocated to the Process Automation operating segment), as well as a number of smaller acquisitions and purchase accounting adjustments.

        Intangible assets other than goodwill consisted of the following:

	December 31, 2012			December 31, 2011
($ in millions)	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Capitalized software for internal use	688	(533)	155	640	(483)	157
Capitalized software for sale	401	(346)	55	393	(295)	98
Intangibles other than software:
—Customer-related	2,733	(319)	2,414	1,499	(163)	1,336
—Technology-related	768	(240)	528	564	(123)	441
—Marketing-related	378	(59)	319	213	(32)	181
—Other	73	(43)	30	70	(30)	40

Total	5,041	(1,540)	3,501	3,379	(1,126)	2,253

        Additions to intangible assets other than goodwill consisted of the following:

($ in millions)	2012	2011
Capitalized software for internal use	71	74
Intangibles other than software:
—Customer-related	1,204	1,272
—Technology-related	222	415
—Marketing-related	161	153
—Other	—	3

Total	1,658	1,917

Note 11—Goodwill and other intangible assets (Continued)

        Included in the additions of $1,658 million and $1,917 million in 2012 and 2011, respectively, were the following intangible assets other than goodwill related to business combinations:

	2012		2011
($ in millions)	Amount acquired	Weighted-average useful life	Amount acquired	Weighted-average useful life
Capitalized software for internal use	—	—	15	5 years
Intangibles other than software:
—Customer-related(1)	1,200	18 years	1,267	18 years
—Technology-related	222	5 years	415	6 years
—Marketing-related	161	10 years	153	10 years
—Other	—	—	3	4 years

Total	1,583	15 years	1,853	14 years

(1)
includes order backlog related to business combinations.

        Amortization expense of intangible assets other than goodwill consisted of the following:

($ in millions)	2012	2011	2010
Capitalized software for internal use	79	87	75
Capitalized software for sale	38	48	32
Intangibles other than software	332	200	50

Total	449	335	157

        In 2012, 2011 and 2010, impairment charges on intangible assets other than goodwill were not significant.

        At December 31, 2012, future amortization expense of intangible assets other than goodwill is estimated to be:

($ in millions)
2013	446
2014	399
2015	348
2016	323
2017	248
Thereafter	1,737

Total	3,501

Note 12—Debt

        The Company's total debt at December 31, 2012 and 2011, amounted to $10,071 million and $3,996 million, respectively.

Note 12—Debt (Continued)

Short-term debt and current maturities of long-term debt

        The Company's "Short-term debt and current maturities of long-term debt" consisted of the following:

	December 31,
($ in millions)	2012	2011
Short-term debt (weighted-average interest rate of 1.7% and 3.4%, respectively)	1,531	689
Current maturities of long-term debt (weighted-average nominal interest rate of 4.8% and 4.6%, respectively)	1,006	76

Total	2,537	765

        Short-term debt primarily represented issued commercial paper and short-term loans from various banks.

        At December 31, 2012 and 2011, the Company had in place three commercial paper programs: a $1 billion Euro-commercial paper program for the issuance of commercial paper in a variety of currencies; a 5 billion Swedish krona commercial paper program for the issuance of Swedish krona and euro-denominated commercial paper and, since the third quarter of 2012, a $2 billion commercial paper program for the private placement of U.S. dollar denominated commercial paper in the United States that replaced the previous $1 billion program (terminated in the third quarter of 2012). At December 31, 2012 and 2011, $1,019 million and $435 million, were outstanding under the $2 billion and $1 billion programs, respectively, in the United States.

        In addition, the Company has a $2 billion multicurrency revolving credit facility, maturing in 2015. The facility is for general corporate purposes, including as a back-stop for the above-mentioned commercial paper programs. Interest costs on drawings under the facility are LIBOR, STIBOR or EURIBOR (depending on the currency of the drawings) plus a margin of between 0.425 percent and 0.625 percent (depending on the Company's credit rating), while commitment fees (payable on the unused portion of the facility) amount to 35 percent of the margin, which, given the Company's credit ratings at December 31, 2012, represents commitment fees of 0.166 percent per annum. Utilization fees, payable on drawings, amount to 0.15 percent per annum on drawings over one-third but less than or equal to two-thirds of the facility, or 0.3 percent per annum on drawings over two-thirds of the facility. No utilization fees are payable on drawings representing one-third or less of the total facility. No amount was drawn at December 31, 2012 and 2011. The facility contains cross-default clauses whereby an event of default would occur if the Company were to default on indebtedness as defined in the facility, at or above a specified threshold.

Long-term debt

        The Company utilizes derivative instruments to modify the interest characteristics of its long-term debt. In particular, the Company uses interest rate swaps to effectively convert certain fixed-rate long-term debt into floating rate obligations. The carrying value of debt, designated as being hedged by fair value hedges, is adjusted for changes in the fair value of the risk component of the debt being hedged.

Note 12—Debt (Continued)

        The following table summarizes the Company's long-term debt considering the effect of interest rate swaps. Consequently, a fixed-rate debt subject to a fixed-to-floating interest rate swap is included as a floating rate debt in the table below:

	December 31,
	2012			2011
($ in millions, except % data)	Balance	Nominal rate	Effective rate	Balance	Nominal rate	Effective rate
Floating rate	2,353	3.4%	1.6%	1,875	3.3%	1.6%
Fixed rate	6,187	3.1%	3.1%	1,432	3.7%	3.7%

	8,540			3,307
Current portion of long-term debt	(1,006)	4.8%	1.3%	(76)	4.6%	4.6%

Total	7,534			3,231

        At December 31, 2012, maturities of long-term debt were as follows:

($ in millions)
Due in 2013	1,006
Due in 2014	17
Due in 2015	35
Due in 2016	1,184
Due in 2017	917
Thereafter	5,381

Total	8,540

        Details of the Company's outstanding bonds were as follows:

	December 31,
	2012			2011
		Nominal outstanding	Carrying value(1)		Nominal outstanding	Carrying value(1)
		(in millions)			(in millions)
Bonds:
4.625% EUR Instruments, due 2013	EUR	700	$931	EUR	700	$910
2.5% USD Notes, due 2016	USD	600	$597	USD	600	$596
1.25% CHF Bonds, due 2016	CHF	500	$557	CHF	500	$535
1.625% USD Notes, due 2017	USD	500	$497			—
4.25% AUD Notes, due 2017	AUD	400	$413			—
1.50% CHF Bonds, due 2018	CHF	350	$383			—
2.625% EUR Instruments, due 2019	EUR	1,250	$1,648			—
4.0% USD Notes, due 2021	USD	650	$641	USD	650	$640
2.25% CHF Bonds, due 2021	CHF	350	$402	CHF	350	$378
5.625% USD Notes, due 2021	USD	250	$291			—
2.875% USD Notes, due 2022	USD	1,250	$1,224			—
4.375% USD Notes, due 2042	USD	750	$727			—

Total outstanding bonds			$8,311			$3,059

(1)
USD carrying value is net of bond discounts and includes adjustments for fair value hedge accounting, where appropriate.

Note 12—Debt (Continued)

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

        The 2.5% USD Notes, due 2016, and the 4.0% USD Notes, due 2021, pay interest semi-annually in arrears, at fixed annual rates of 2.5 percent and 4.0 percent, respectively. The Company may redeem these notes prior to maturity, in whole or in part, at the greater of i) 100 percent of the principal amount of the notes to be redeemed and ii) the sum of the present values of remaining scheduled payments of principal and interest (excluding interest accrued to the redemption date) discounted to the redemption date at a rate defined in the note terms, plus interest accrued at the redemption date.

        The 1.25% CHF Bonds, due 2016, and the 2.25% Bonds, due 2021, pay interest annually in arrears, at fixed annual rates of 1.25 percent and 2.25 percent, respectively. The Company has the option to redeem the bonds prior to maturity, in whole, at par plus accrued interest, if 85 percent of the aggregate principal amount of the bonds has been redeemed or purchased and cancelled. The Company entered into interest rate swaps to hedge its interest obligations on these bonds. After considering the impact of such swaps, these bonds effectively became floating rate Swiss franc obligations and consequently have been shown as floating rate debt in the table of long-term debt above.

        The 1.50% CHF Bonds, due 2018, were issued in January 2012, and the Company recorded net proceeds of CHF 346 million (equivalent to approximately $370 million on date of issuance). The bonds have an aggregate principal of CHF 350 million and pay interest annually in arrears at a fixed annual rate of 1.5 percent. The Company has the option to redeem the bonds prior to maturity, in whole, at par plus accrued interest, if 85 percent of the aggregate principal amount of the bonds has been redeemed or purchased and cancelled.

        The 2.625% EUR Instruments, due 2019, were issued in March 2012, and the Company recorded proceeds (net of fees) of EUR 1,245 million (equivalent to approximately $1,648 million on date of issuance). The instruments have an aggregate principal of EUR 1,250 million and pay interest annually in arrears at a fixed rate of 2.625 percent per annum.

        In May 2012, the Company issued the following notes (i) $500 million of 1.625% USD Notes, due 2017, paying interest semi-annually in arrears at a fixed annual rate of 1.625 percent, (ii) $1,250 million of 2.875% USD Notes, due 2022, paying interest semi-annually in arrears at a fixed annual rate of 2.875 percent, and (iii) $750 million of 4.375% USD Notes, due 2042, paying interest semi-annually in arrears at a fixed annual rate of 4.375 percent. The Company may redeem these notes prior to maturity, in whole or in part, at the greater of i) 100 percent of the principal amount of the notes to be redeemed and ii) the sum of the present values of remaining scheduled payments of principal and interest (excluding interest accrued to the redemption date) discounted to the redemption date at a rate defined in the note terms, plus interest accrued at the redemption date. The aggregate net proceeds of these bond issues, after underwriting discount and other fees, amounted to $2,431 million. These notes, registered with the U.S. Securities and Exchange Commission, were issued by ABB Finance (USA) Inc., a 100 percent owned finance subsidiary, and were fully and unconditionally guaranteed by ABB Ltd. There are no significant restrictions on the ability of the parent company to obtain funds from its subsidiaries by dividend or loan. In reliance on Rule 3-10 of Regulation S-X, the separate financial statements of ABB Finance (USA) Inc. are not provided.

Note 12—Debt (Continued)

        The 5.625% USD Notes, due 2021, were assumed in May 2012, upon the acquisition of Thomas & Betts and pay interest semi-annually in arrears at a fixed annual rate of 5.625 percent. These notes, with an aggregate principal of $250 million, were recorded at their fair value on the date the Company acquired Thomas & Betts and are being amortized to par over the period to maturity. The Company has the option to redeem the notes prior to maturity at the greater of i) 100 percent of the principal amount of the notes to be redeemed, and ii) the sum of the present values of remaining scheduled payments of principal and interest (excluding interest accrued to the redemption date) discounted to the redemption date at a rate defined in the note terms, plus interest accrued at the redemption date.

        The 4.25% AUD Notes, due 2017, were issued in November 2012. Net issuance proceeds (after underwriting fees) totaled AUD 398 million (equivalent to approximately $412 million on date of issuance). The notes, with an aggregate principal of AUD 400 million, pay fixed interest of 4.25 percent semi-annually in arrears. The Company entered into interest rate swaps to hedge its interest obligations on these bonds. After considering the impact of such swaps, these bonds effectively became floating rate Australian dollar obligations and consequently have been shown as floating rate debt in the table of long-term debt above.

        The Company's bonds contain cross-default clauses which would allow the bondholders to demand repayment if the Company were to default on any borrowing at or above a specified threshold. Furthermore, all such bonds constitute unsecured obligations of the Company and rank pari passu with other debt obligations.

        In addition to the bonds described above, included in long-term debt at December 31, 2012 and 2011, are capital lease obligations, bank borrowings of subsidiaries and other long-term debt, none of which is individually significant.

Note 13—Provisions and other current liabilities and other non-current liabilities

        "Provisions and other current liabilities" consisted of the following:

	December 31,
($ in millions)	2012	2011
Contract-related provisions	684	588
Taxes payable	369	377
Restructuring and other related provisions	227	242
Provisions for contractual penalties and compliance and litigation matters	223	225
Provision for insurance related reserves	215	208
Current derivative liabilities (see Note 5)	196	431
Pension and other employee benefits (see Note 17)	164	76
Income tax related liabilities	41	153
Environmental provisions (see Note 15)	22	22
Other	226	297

Total	2,367	2,619

Note 13—Provisions and other current liabilities and other non-current liabilities (Continued)

        "Other non-current liabilities" consisted of the following:

	December 31,
($ in millions)	2012	2011
Income tax related liabilities	732	647
Non-current deposit liabilities (see Note 9)	283	286
Environmental provisions (see Note 15)	69	70
Non-current derivative liabilities (see Note 5)	69	61
Deferred income	48	56
Other	365	376

Total	1,566	1,496

Note 14—Leases

        The Company's lease obligations primarily relate to real estate and office equipment. Rent expense was $610 million, $601 million and $510 million in 2012, 2011 and 2010, respectively. Sublease income received by the Company on leased assets was $25 million, $41 million and $44 million in 2012, 2011 and 2010, respectively.

        At December 31, 2012, future net minimum lease payments for operating leases, having initial or remaining non-cancelable lease terms in excess of one year, consisted of the following:

($ in millions)
2013	527
2014	435
2015	364
2016	297
2017	221
Thereafter	295

2,139
Sublease income	(62)

Total	2,077

Note 14—Leases (Continued)

        At December 31, 2012, the future net minimum lease payments for capital leases and the present value of the net minimum lease payments consisted of the following:

($ in millions)
2013	31
2014	28
2015	24
2016	15
2017	8
Thereafter	82

Total minimum lease payments	188
Less amount representing estimated executory costs included in total minimum lease payments	(2)

Net minimum lease payments	186
Less amount representing interest	(83)

Present value of minimum lease payments	103

        Minimum lease payments have not been reduced by minimum sublease rentals due in the future under non-cancelable subleases. Such minimum sublease rentals were not significant. The present value of minimum lease payments is presented in "Short-term debt and current maturities of long-term debt" or "Long-term debt" in the Consolidated Balance Sheets.

Note 15—Commitments and contingencies

Contingencies—Environmental

        The Company is engaged in environmental clean-up activities at certain sites arising under various United States and other environmental protection laws and under certain agreements with third parties. In some cases, these environmental remediation actions are subject to legal proceedings, investigations or claims, and it is uncertain to what extent the Company is actually obligated to perform. Provisions for these unresolved matters have been set up if it is probable that the Company has incurred a liability and the amount of loss can be reasonably estimated. If a provision has been recognized for any of these matters, the Company records an asset when it is probable that it will recover a portion of the costs expected to be incurred to settle them. Management is of the opinion, based upon information presently available, that the resolution of any such obligation and non-collection of recoverable costs would not have a further material adverse effect on the Company's consolidated financial statements.

Contingencies related to former Nuclear Technology business

        The Company retained liabilities for certain specific environmental remediation costs at two sites in the United States that were operated by its former subsidiary, ABB CE-Nuclear Power Inc., which the Company sold to British Nuclear Fuels PLC (BNFL) in 2000. Pursuant to the sale agreement with BNFL, the Company has retained the environmental liabilities associated with its Combustion Engineering Inc. subsidiary's Windsor, Connecticut, facility and agreed to reimburse BNFL for a share of the costs that BNFL incurs for environmental liabilities associated with its former Hematite, Missouri, facility. The primary environmental liabilities associated with these sites relate to the costs of remediating radiological and chemical contamination. Such costs are not incurred until a facility is taken out of use and generally are then incurred over a number of years. Based on information available, the Company believes that radiological remediation at the Windsor site will be concluded in

Note 15—Commitments and contingencies (Continued)

2013. In February 2011, the Company and Westinghouse Electric Company LLC (BNFL's former subsidiary) agreed to settle and release the Company from its continuing environmental obligations under the sale agreement in respect of the Hematite site. The settlement amount was paid by the Company in February 2011.

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

        The impact of the above Nuclear Technology and other environmental obligations on "Income from continuing operations, net of tax" was not significant in 2012, 2011 and 2010. The impact on "Income from discontinued operations, net of tax" was not significant in 2012 and 2011, and was an income of $29 million in 2010.

        The effect of the above Nuclear Technology and other environmental obligations on the Company's Consolidated Statements of Cash Flows was not significant for the year ended December 31, 2012, and amounted to $149 million and $26 million for the years ended December 31, 2011 and 2010, respectively, primarily related to the Nuclear Technology business.

        The Company's estimated cash expenditures for 2013 are $18 million and are covered by provisions included in "Provisions and other current liabilities".

        The total effect of the above Nuclear Technology and other environmental obligations on the Company's Consolidated Balance Sheets was as follows:

	December 31,
($ in millions)	2012	2011
Provision balance relating to:
Nuclear Technology business	9	24
Various businesses	82	68

	91	92

Environmental provisions included in:
Provisions and other current liabilities	22	22
Other non-current liabilities	69	70

	91	92

        Provisions for the above estimated losses have not been discounted as the timing of payments cannot be reasonably estimated.

Note 15—Commitments and contingencies (Continued)

Contingencies—Regulatory, Compliance and Legal

Antitrust

        In January 2007, the European Commission granted the Company full immunity from fines under its leniency program for the Company's involvement in anti-competitive practices in the Gas Insulated Switchgear (GIS) business. The Company's GIS business remains under investigation for alleged anti-competitive practices in certain other jurisdictions, including Brazil. An informed judgment about the outcome of these investigations or the amount of potential loss or range of loss for the Company, if any, relating to these investigations cannot be made at this stage.

        In October 2009, the European Commission fined the Company euro 33.75 million (equivalent to $49 million on date of payment) for its involvement in anti-competitive practices in the power transformers business. In September 2012, the German Antitrust Authority (Bundeskartellamt) fined one of the Company's German subsidiaries euro 8.7 million (equivalent to approximately $11 million on date of payment) for its involvement in anti-competitive practices in the German power transformers business. The Company did not appeal either decision and it paid both fines in full.

        The Company's cables business is under investigation for alleged anti-competitive practices in a number of jurisdictions, including the European Union and Brazil. The Company has received the European Commission's Statement of Objections concerning its investigation into the cables business and in June 2012 participated in the related Oral Hearing before the European Commission. The Company has also received an initial summary of the Brazilian Antitrust Authority's (CADE) allegations regarding its investigation into the cables business. An informed judgment about the outcome of these investigations or the amount of potential loss or range of loss for the Company, if any, relating to these investigations cannot be made at this stage, except with respect to the Brazilian investigation, where the Company expects an unfavorable outcome.

        In May 2012, the Brazilian Antitrust Authority opened an investigation into certain power businesses of the Company, including its FACTS and power transformers business. An informed judgment about the outcome of this investigation or the amount of potential loss or range of loss for the Company, if any, relating to this investigation cannot be made at this stage.

        With respect to the foregoing matters which are still ongoing, Management is cooperating fully with the antitrust authorities.

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

Note 15—Commitments and contingencies (Continued)

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

General

        In addition, the Company is aware of proceedings, or the threat of proceedings, against it and others in respect of private claims by customers and other third parties with regard to certain actual or alleged anti-competitive practices. Also, the Company is subject to other various legal proceedings, investigations, and claims that have not yet been resolved. With respect to the above-mentioned regulatory matters and commercial litigation contingencies, the Company will bear the costs of the continuing investigations and any related legal proceedings.

Liabilities recognized

        At December 31, 2012 and 2011, the Company had aggregate liabilities of $211 million and $208 million, respectively, included in "Provisions and other current liabilities" and in "Other non-current liabilities", for the above regulatory, compliance and legal contingencies. As it is not possible to make an informed judgment on the outcome of certain matters and as it is not possible, based on information currently available to management, to estimate the maximum potential liability on other matters, there could be material adverse outcomes beyond the amounts accrued.

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

	December 31,
	2012	2011
($ in millions)	Maximum potential payments
Performance guarantees	149	148
Financial guarantees	83	85
Indemnification guarantees	190	194

Total	422	427

        In respect of the above guarantees, the carrying amounts of liabilities at December 31, 2012 and 2011, were not significant.

Performance guarantees

        Performance guarantees represent obligations where the Company guarantees the performance of a third party's product or service according to the terms of a contract. Such guarantees may include guarantees that a project will be completed within a specified time. If the third party does not fulfill

Note 15—Commitments and contingencies (Continued)

the obligation, the Company will compensate the guaranteed party in cash or in kind. Performance guarantees include surety bonds, advance payment guarantees and standby letters of credit. The significant performance guarantees are described below.

        The Company retained obligations for guarantees related to the Power Generation business contributed in mid-1999 to the former ABB Alstom Power NV joint venture (Alstom Power NV). The guarantees primarily consist of performance guarantees and other miscellaneous guarantees under certain contracts such as indemnification for personal injuries and property damages, taxes and compliance with labor laws, environmental laws and patents. The guarantees are related to projects which are expected to be completed by 2013 but in some cases have no definite expiration date. In May 2000, the Company sold its interest in Alstom Power NV to Alstom SA (Alstom). As a result, Alstom and its subsidiaries have primary responsibility for performing the obligations that are the subject of the guarantees. Further, Alstom, the parent company and Alstom Power NV, have undertaken jointly and severally to fully indemnify and hold harmless the Company against any claims arising under such guarantees. Management's best estimate of the total maximum potential amount payable of quantifiable guarantees issued by the Company on behalf of its former Power Generation business was $78 million and $87 million at December 31, 2012 and 2011, respectively, and is subject to foreign exchange fluctuations. The Company has not experienced any losses related to guarantees issued on behalf of the former Power Generation business.

        The Company is engaged in executing a number of projects as a member of consortia that include third parties. In certain of these cases, the Company guarantees not only its own performance but also the work of third parties. The original maturity dates of these guarantees range from one to six years. At December 31, 2012 and 2011, the maximum potential amount payable under these guarantees as a result of third-party non-performance was $57 million and $45 million, respectively.

Financial guarantees

        Financial guarantees represent irrevocable assurances that the Company will make payment to a beneficiary in the event that a third party fails to fulfill its financial obligations and the beneficiary under the guarantee incurs a loss due to that failure.

        At December 31, 2012 and 2011, the Company had a maximum potential amount payable of $83 million and $85 million, respectively, under financial guarantees outstanding. Of each of those amounts, $19 million at both December 31, 2012 and 2011, was in respect of guarantees issued on behalf of companies in which the Company formerly had or has an equity interest. The guarantees outstanding have various maturity dates up to 2020.

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

        The Company issued to the purchasers of Lummus Global guarantees related to assets and liabilities divested in 2007. The maximum potential amount payable relating to this business, pursuant to the sales agreement, at each of December 31, 2012 and 2011, was $50 million.

Note 15—Commitments and contingencies (Continued)

        The Company issued to the purchasers of its interest in Jorf Lasfar Energy Company S.C.A. guarantees related to assets and liabilities divested in 2007. The maximum potential amount payable at December 31, 2012 and 2011, of $140 million and $141 million, respectively, relating to this business, is subject to foreign exchange fluctuations.

Product and order-related contingencies

        The Company calculates its provision for product warranties based on historical claims experience and specific review of certain contracts.

        The reconciliation of "Provisions for warranties", including guarantees of product performance, was as follows:

($ in millions)	2012	2011
Balance at January 1,	1,324	1,393
Warranties assumed through acquisitions	4	10
Claims paid in cash or in kind	(219)	(177)
Net increase in provision for changes in estimates, warranties issued and warranties expired	149	124
Exchange rate differences	33	(26)

Balance at December 31,	1,291	1,324

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

Note 16—Taxes

        "Provision for taxes" consisted of the following:

($ in millions)	2012	2011	2010
Current taxes	967	1,278	867
Deferred taxes	63	(34)	151

Tax expense from continuing operations	1,030	1,244	1,018

Tax benefit from discontinued operations	—	(1)	(3)

        Tax expense from continuing operations is reconciled below from the Company's weighted-average global tax rate, rather than from the Swiss domestic statutory tax rate, as the parent company of the ABB Group, ABB Ltd, is domiciled in Switzerland and income generated in jurisdictions outside of Switzerland (hereafter "foreign jurisdictions") which has already been subject to corporate income tax in those foreign jurisdictions is, to a large extent, tax exempt in Switzerland. There is no requirement in Switzerland for a parent company of a group to file a tax return of the consolidated group determining domestic and foreign pre-tax income, and as the Company's consolidated income from continuing operations is predominantly earned outside of Switzerland, corporate income tax in foreign jurisdictions largely determines the global tax rate of the Company.

Note 16—Taxes (Continued)

        The reconciliation of "Tax expense from continuing operations" at the weighted-average tax rate to the effective tax rate is as follows:

($ in millions, except % data)	2012	2011	2010
Income from continuing operations before taxes	3,838	4,550	3,740
Weighted-average tax rate	23.6%	24.9%	25.3%
Income taxes at weighted-average tax rate	906	1,134	945
Items taxed at rates other than the weighted-average tax rate	60	103	(21)
Changes in valuation allowance, net	44	(22)	60
Effects of changes in tax laws and enacted tax rates	(27)	(17)	6
Other, net	47	46	28

Tax expense from continuing operations	1,030	1,244	1,018

Effective tax rate for the year	26.8%	27.3%	27.2%

        In 2012 and 2011, the "Items taxed at rates other than the weighted-average tax rate" predominantly related to tax credits arising in foreign jurisdictions for which the technical merits did not allow a benefit to be taken.

        In 2012, 2011 and 2010, "Changes in the valuation allowance, net" included reductions in valuation allowances recorded in certain jurisdictions where the Company determined that it was more likely than not that such deferred tax assets (recognized for net operating losses and temporary differences in those jurisdictions) would be realized, as well as increases in the valuation allowance in certain other jurisdictions. In 2012, the "Changes in valuation allowance, net" included an expense of $36 million related to certain of the Company's operations in Central Europe. In 2011, the "Changes in valuation allowance, net" included a benefit of $47 million, related to certain of the Company's operations in Northern Europe, and in 2010, the "Changes in valuation allowance, net" included an expense of $44 million related to certain of the Company's operations in Central Europe.

        In 2012, 2011 and 2010, "Other, net" of $47 million, $46 million and $28 million, respectively, in the table above, included expenses of $94 million, $60 million and $45 million, respectively, in relation to items that were deducted for financial accounting purposes, but were not tax deductible, such as interest expense, state and local taxes on productive activities, disallowed meals and entertainment expenses and other similar items.

Note 16—Taxes (Continued)

        Deferred income tax assets and liabilities consisted of the following:

	December 31,
($ in millions)	2012	2011
Deferred tax assets:
Unused tax losses and credits	1,009	963
Pension and other accrued liabilities	1,395	1,064
Inventories	287	276
Property, plant and equipment	125	192
Other	104	134

Total gross deferred tax asset	2,920	2,629
Valuation allowance	(550)	(375)

Total gross deferred tax asset, net of valuation allowance	2,370	2,254
Deferred tax liabilities:
Property, plant and equipment, and intangible assets	(1,366)	(1,037)
Pension and other accrued liabilities	(252)	(164)
Inventories	(118)	(152)
Other current assets	(169)	(220)
Unremitted earnings	(766)	(213)
Other	(26)	(60)

Total gross deferred tax liability	(2,697)	(1,846)

Net deferred tax asset (liability)	(327)	408

Included in:
"Deferred taxes"—current assets	869	932
"Deferred taxes"—non-current assets	334	318
"Deferred taxes"—current liabilities	(270)	(305)
"Deferred taxes"—non-current liabilities	(1,260)	(537)

Net deferred tax asset (liability)	(327)	408

        The decrease in "Net deferred tax asset (liability)" at December 31, 2012, related primarily to approximately $870 million of net deferred tax liabilities acquired in business combinations, including estimated taxes of $475 million provided for unremitted earnings of the acquired companies.

        Certain entities have deferred tax assets related to net operating loss carry-forwards and other items. As recognition of these assets did not meet the more likely than not criterion, valuation allowances were established, amounting to $550 million and $375 million, at December 31, 2012 and 2011, respectively. "Unused tax losses and credits" at December 31, 2012 and 2011, in the table above, included $155 million and $166 million, respectively, for which the Company has established a full valuation allowance as, due to limitations imposed by the relevant tax law, the Company determined that, more likely than not, such deferred tax assets would not be realized.

        At December 31, 2012, "Valuation allowance" included an increase of $102 million arising upon business combinations.

        At December 31, 2012 and 2011, deferred tax liabilities totaling $766 million and $213 million have been provided for in respect of withholding taxes, dividend distribution taxes or additional corporate income taxes (hereafter "withholding taxes") on unremitted earnings, as well as for limited Swiss income taxes on any such repatriated earnings. Income which has been generated outside of Switzerland and has already been subject to corporate income tax in such foreign jurisdictions is, to a large extent, tax exempt in Switzerland. Therefore, generally no or only limited Swiss income tax has to be provided for on the repatriated earnings of foreign subsidiaries.

Note 16—Taxes (Continued)

        Certain countries levy withholding taxes on dividend distributions. Such taxes cannot always be fully reclaimed by the shareholder, although they have to be declared and withheld by the subsidiary. In 2012 and 2011, certain taxes arose in certain foreign jurisdictions for which the technical merits do not allow utilization of benefits. At December 31, 2012 and 2011, approximately $400 million, of foreign subsidiary retained earnings subject to withholding taxes upon distribution were considered as permanently reinvested, as these funds are used for financing current operations as well as business growth through working capital and capital expenditure in those countries, and consequently, no deferred tax liability was set up.

        At December 31, 2012, net operating loss carry-forwards of $2,749 million and tax credits of $190 million were available to reduce future taxes of certain subsidiaries. Of these amounts, $1,782 million of loss carry-forwards and $180 million of tax credits will expire in varying amounts through 2032. The largest amount of these carry-forwards related to the Company's U.S. operations.

        Unrecognized tax benefits consisted of the following:

($ in millions)	Unrecognized tax benefits	Penalties and interest related to unrecognized tax benefits	Total
Classification as unrecognized tax items on January 1, 2010	712	176	888
Net change due to acquisitions and divestments	5	—	5
Increase relating to prior year tax positions	56	38	94
Decrease relating to prior year tax positions	(32)	(6)	(38)
Increase relating to current year tax positions	114	5	119
Decrease relating to current year tax positions	(15)	(4)	(19)
Decrease due to settlements with tax authorities	(40)	(9)	(49)
Decrease as a result of the applicable statute of limitations	(72)	(21)	(93)
Exchange rate differences	(14)	(1)	(15)

Balance at December 31, 2010, which would, if recognized, affect the effective tax rate	714	178	892
Net change due to acquisitions and divestments	9	2	11
Increase relating to prior year tax positions	52	61	113
Decrease relating to prior year tax positions	(31)	(11)	(42)
Increase relating to current year tax positions	128	2	130
Decrease relating to current year tax positions	(2)	—	(2)
Decrease due to settlements with tax authorities	(78)	(27)	(105)
Decrease as a result of the applicable statute of limitations	(135)	(35)	(170)
Exchange rate differences	(4)	(1)	(5)

Balance at December 31, 2011, which would, if recognized, affect the effective tax rate	653	169	822
Net change due to acquisitions and divestments	10	—	10
Increase relating to prior year tax positions	51	26	77
Decrease relating to prior year tax positions	(73)	(56)	(129)
Increase relating to current year tax positions	141	1	142
Decrease relating to current year tax positions	(3)	—	(3)
Decrease due to settlements with tax authorities	(89)	(11)	(100)
Decrease as a result of the applicable statute of limitations	(29)	(7)	(36)
Exchange rate differences	8	5	13

Balance at December 31, 2012, which would, if recognized, affect the effective tax rate	669	127	796

Note 16—Taxes (Continued)

        In 2012, the "Decrease relating to prior year tax positions" included a total of $87 million relating to the release of provisions due to favorable resolution of a tax dispute in Northern Europe. In 2012, the "Increase relating to current year tax positions" included a total of $108 million in taxes related to the interpretation of tax law and double tax treaty agreements by competent tax authorities. In 2012, the "Decrease due to settlements with tax authorities" included a total of $47 million relating to the interpretation of tax law and double tax treaty agreements by competent tax authorities.

        In 2011, the "Increase relating to prior year tax positions", in unrecognized tax benefits above, related primarily to a tax dispute in Asia. The "Increase relating to prior year tax positions", in penalties and interest related to unrecognized tax benefits above, mainly reflected the interest accrual on prior years' tax positions. Also in 2011, the "Increase relating to current year tax positions" included a total of $97 million in taxes related to the interpretation of tax law and double tax treaty agreements by competent tax authorities. In 2011, the "Decrease due to settlements with tax authorities" included $49 million in tax, penalty and interest relating to a tax dispute in Northern Europe, while the "Decrease as a result of the applicable statute of limitations" included both the effect of the statute of limitations in certain jurisdictions, as well as instances where tax audits had been concluded by taxing authorities and the corresponding tax years were consequently considered closed.

        In 2010, the "Increase relating to current year tax positions" in the table above included an expense of $88 million related to the interpretation of tax law and double tax treaty agreements by competent tax authorities.

        At December 31, 2012, the Company expected the resolution, within the next twelve months, of uncertain tax positions related to pending court cases amounting to $41 million for taxes, penalties and interest. Otherwise, the Company had not identified any other significant changes which were considered reasonably possible to occur within the next twelve months.

        At December 31, 2012, the earliest significant open tax years that remained subject to examination were the following:

Region	Year
Europe	2007
The Americas	2008
Asia	2003
Middle East & Africa	2004

Note 17—Employee benefits

        The Company operates defined benefit and defined contribution pension plans and termination indemnity plans, in accordance with local regulations and practices. These plans cover a large portion of the Company's employees and provide benefits to employees in the event of death, disability, retirement, or termination of employment. Certain of these plans are multi-employer plans. The Company also operates other postretirement benefit plans including postretirement healthcare benefits, and other employee-related benefits for active employees including long-service award plans. The measurement date used for the Company's employee benefit plans is December 31. The funding policies of the Company's plans are consistent with the local government and tax requirements. The Company also has several pension plans that are not required to be funded pursuant to local government and tax requirements.

        The Company recognizes in its Consolidated Balance Sheets the funded status of its defined benefit pension plans, postretirement plans, and other employee-related benefits measured as the difference between the fair value of the plan assets and the benefit obligation.

Note 17—Employee benefits (Continued)

Obligations and funded status of the plans

        The change in benefit obligation, change in fair value of plan assets, and funded status recognized in the Consolidated Balance Sheets were as follows:

	2012	2011	2012	2011
($ in millions)	Defined pension benefits		Other postretirement benefits
Benefit obligation at January 1,	9,817	9,337	260	214
Service cost	221	242	1	2
Interest cost	396	402	11	12
Contributions by plan participants	77	76	—	—
Benefit payments	(559)	(549)	(15)	(16)
Benefit obligations of businesses acquired	684	20	17	39
Actuarial loss	1,124	472	2	9
Plan amendments and other	(12)	5	4	—
Exchange rate differences	315	(188)	1	—

Benefit obligation at December 31,	12,063	9,817	281	260

Fair value of plan assets at January 1,	8,867	9,010	—	—
Actual return on plan assets	839	155	—	—
Contributions by employer	347	305	15	16
Contributions by plan participants	77	76	—	—
Benefit payments	(559)	(549)	(15)	(16)
Plan assets of businesses acquired	482	18	—	—
Plan amendments and other	(44)	(6)	—	—
Exchange rate differences	273	(142)	—	—

Fair value of plan assets at December 31,	10,282	8,867	—	—

Funded status—underfunded	1,781	950	281	260

        The amounts recognized in "Accumulated other comprehensive loss" and "Noncontrolling interests" were:

	December 31,
	2012	2011	2010	2012	2011	2010
($ in millions)	Defined pension benefits			Other postretirement benefits
Transition liability	—	—	—	—	—	(1)
Net actuarial loss	(2,574)	(1,826)	(1,135)	(69)	(71)	(65)
Prior service cost	(32)	(34)	(43)	33	42	51

Amount recognized in OCI(1) and NCI(2)	(2,606)	(1,860)	(1,178)	(36)	(29)	(15)
Taxes associated with amount recognized in OCI(1) and NCI(2)	631	415	270	—	—	—

Amount recognized in OCI(1) and NCI(2), net of tax(3)	(1,975)	(1,445)	(908)	(36)	(29)	(15)

(1)
OCI represents "Accumulated other comprehensive loss".

(2)
NCI represents "Noncontrolling interests".

(3)
NCI, net of tax, amounted to $(7) million, $(2) million and $(5) million at December 31, 2012, 2011 and 2010, respectively.

Note 17—Employee benefits (Continued)

        In addition, the following amounts were recognized in the Company's Consolidated Balance Sheets:

	December 31,
	2012	2011	2012	2011
($ in millions)	Defined pension benefits		Other postretirement benefits
Overfunded plans	(49)	(138)	—	—
Underfunded plans—current	27	25	20	18
Underfunded plans—non-current	1,803	1,063	261	242

Funded status	1,781	950	281	260

	December 31,
($ in millions)	2012	2011
Non-current assets
Overfunded pension plans	(49)	(138)
Other employee-related benefits	(22)	(1)

Prepaid pension and other employee benefits	(71)	(139)

	December 31,
($ in millions)	2012	2011
Current liabilities
Underfunded pension plans	27	25
Underfunded other postretirement benefit plans	20	18
Other employee-related benefits	117	33

Pension and other employee benefits (Note 13)	164	76

	December 31,
($ in millions)	2012	2011
Non-current liabilities
Underfunded pension plans	1,803	1,063
Underfunded other postretirement benefit plans	261	242
Other employee-related benefits	226	182

Pension and other employee benefits	2,290	1,487

        The funded status, calculated by the projected benefit obligation (PBO) and fair value of plan assets, for pension plans with a PBO in excess of fair value of plan assets (underfunded) or fair value of plan assets in excess of PBO (overfunded), respectively, was:

	December 31,
	2012			2011
($ in millions)	PBO	Assets	Difference	PBO	Assets	Difference
PBO exceeds assets	11,378	9,548	1,830	7,353	6,265	1,088
Assets exceed PBO	685	734	(49)	2,464	2,602	(138)

Total	12,063	10,282	1,781	9,817	8,867	950

Note 17—Employee benefits (Continued)

        The accumulated benefit obligation (ABO) for all defined benefit pension plans was $11,668 million and $9,512 million at December 31, 2012 and 2011, respectively. The funded status, calculated by the ABO and fair value of plan assets for pension plans with ABO in excess of fair value of plan assets (underfunded) or fair value of plan assets in excess of ABO (overfunded), respectively, was:

	December 31,
	2012			2011
($ in millions)	ABO	Assets	Difference	ABO	Assets	Difference
ABO exceeds assets	10,700	9,237	1,463	5,747	4,839	908
Assets exceed ABO	968	1,045	(77)	3,765	4,028	(263)

Total	11,668	10,282	1,386	9,512	8,867	645

        All of the Company's other postretirement benefit plans are unfunded.

Components of net periodic benefit cost

        Net periodic benefit cost consisted of the following:

	2012	2011	2010	2012	2011	2010
($ in millions)	Defined pension benefits			Other postretirement benefits
Service cost	221	242	210	1	2	2
Interest cost	396	402	389	11	12	12
Expected return on plan assets	(494)	(507)	(422)	—	—	—
Amortization of transition liability	—	—	—	—	1	1
Amortization of prior service cost / (credit)	42	44	26	(9)	(9)	(9)
Amortization of net actuarial loss	98	52	71	4	3	5
Curtailments, settlements and special termination benefits	2	3	8	—	—	—

Net periodic benefit cost	265	236	282	7	9	11

        The net actuarial loss and prior service cost for defined pension benefits estimated to be amortized from "Accumulated other comprehensive loss" into net periodic benefit cost in 2013 is $126 million and $34 million, respectively.

        The net actuarial loss and prior service (credit) for other postretirement benefits estimated to be amortized from "Accumulated other comprehensive loss" into net periodic benefit cost in 2013 is $4 million and $(9) million, respectively.

Assumptions

        The following weighted-average assumptions were used to determine benefit obligations:

	December 31,
	2012	2011	2012	2011
(in %)	Defined pension benefits		Other postretirement benefits
Discount rate	3.22	3.91	3.35	4.07
Rate of compensation increase	1.71	1.62	—	—
Pension increase assumption	1.04	0.97	—	—

Note 17—Employee benefits (Continued)

        The discount rate assumptions are based upon AA-rated corporate bonds. In those countries with sufficient liquidity in corporate bonds, the Company used the current market long-term corporate bond rates and matched the bond duration with the average duration of the pension liabilities. In those countries where the liquidity of the AA-rated corporate bonds was deemed to be insufficient, the Company determined the discount rate by adding the credit spread derived from an AA corporate bond index in another relevant liquid market, as adjusted for interest rate differentials, to the domestic government bond curve or interest rate swap curve.

        The following weighted-average assumptions were used to determine the "Net periodic benefit cost":

	2012	2011	2010	2012	2011	2010
(in %)	Defined pension benefits			Other postretirement benefits
Discount rate	3.91	4.29	4.66	4.07	5.03	5.54
Expected long-term rate of return on plan assets	5.38	5.45	5.44	—	—	—
Rate of compensation increase	1.62	2.05	2.13	—	—	—

        The "Expected long-term rate of return on plan assets" is derived for each benefit plan by considering the expected future long-term return assumption for each individual asset class. A single long-term return assumption is then derived for each plan based upon the plan's current and target asset allocation.

        The Company maintains other postretirement benefit plans, which are generally contributory with participants' contributions adjusted annually. The assumptions used were:

	December 31,
	2012	2011
Health care cost trend rate assumed for next year	8.60%	8.84%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2028	2028

        A one-percentage-point change in assumed health care cost trend rates would have the following effects at December 31, 2012:

	1-percentage-point
($ in millions)	Increase	Decrease
Effect on total of service and interest cost	1	(1)
Effect on postretirement benefit obligation	22	(19)

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

        The boards of trustees manage the assets of the pension plans in a risk-controlled manner and assess the risks embedded in the pension plans through asset/liability modeling. The projected future development of pension liabilities is assessed relative to various alternative asset allocations in order to determine a strategic asset allocation for each plan that provides a balance between risk and return. Asset/liability management studies typically take place every three years. However, the risks of the plans are monitored on an ongoing basis. The assets of the major plans are reviewed at least quarterly, while the plans' liabilities are reviewed in detail at least annually.

        The board of trustees' investment goal is to maximize the long-term returns of plan assets within specified risk parameters, while considering the future liabilities and liquidity needs of the individual plans. Risk parameters taken into account include:

  •
  the funding ratio of the plan,

  •
  the likelihood of extraordinary cash contributions being required, and

  •
  the risk embedded in each individual asset class, and the plan asset portfolio as a whole.

        The Company's investment policy is to achieve a balance between risk and return on the plans' investments through the diversification of asset classes, the use of various external asset managers and the use of differing investment styles. This has resulted in a diversified portfolio with a mix of actively and passively managed investments.

        The Company's global pension asset allocation is the result of the asset allocations of the individual plans, which are set by the respective boards of trustees. The target asset allocation of the Company's plans on a weighted-average basis is as follows:

Target percentage
Asset Class
Cash and equivalents	2
Global equities	21
Emerging markets equities	5
Global fixed income	53
Emerging markets fixed income	5
Insurance contracts	1
Private equity	2
Hedge funds	1
Real estate	9
Commodities	1

100

        The actual asset allocations of the plans are in line with the target asset allocations.

Note 17—Employee benefits (Continued)

        Global and emerging markets fixed income securities include corporate bonds of companies from diversified industries and government bonds mainly from mature market issuers. Global and emerging markets equity securities primarily include investments in large-cap and mid-cap listed companies. Global equity securities represent equities listed in mature markets (mainly in the United States, Europe and Japan). Real estate investments consist largely of domestic real estate in Switzerland held in the Swiss plans. The investments in Private equity, Hedge funds and Commodities reflect a variety of investment strategies.

        Based on the above global asset allocation, the expected long-term return on assets at December 31, 2012, is 4.79 percent. The Company and the local boards of trustees regularly review the investment performance of the asset classes and individual asset managers. Due to the diversified nature of the investments, the Company is of the opinion that no significant concentration of risks exists in its pension fund assets.

        The Company does not expect any plan assets to be returned to the employer during 2013.

        At December 31, 2012 and 2011, plan assets include ABB Ltd's shares (as well as an insignificant amount of the Company's debt instruments) with a total value of $16 million and $14 million, respectively.

        The fair values of the Company's pension plan assets by asset class are presented below. For further information on the fair value hierarchy and an overview of the Company's valuation techniques applied see the "Fair value measures" section of Note 2.

	December 31, 2012
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Asset Class
Cash and equivalents	170	252	—	422
Global equities	2,112	77	—	2,189
Emerging markets equities	443	—	—	443
Global fixed income	1,984	3,140	—	5,124
Emerging markets fixed income	—	707	—	707
Insurance contracts	—	76	—	76
Private equity	—	—	164	164
Hedge funds	—	—	153	153
Real estate	87	—	830	917
Commodities	52	—	35	87

Total	4,848	4,252	1,182	10,282

Note 17—Employee benefits (Continued)

	December 31, 2011
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Asset Class
Cash and equivalents	56	365	—	421
Global equities	1,717	76	—	1,793
Emerging markets equities	311	—	—	311
Global fixed income	1,921	2,838	—	4,759
Emerging markets fixed income	—	398	—	398
Insurance contracts	—	37	—	37
Private equity	—	—	177	177
Hedge funds	—	—	113	113
Real estate	73	—	741	814
Commodities	44	—	—	44

Total	4,122	3,714	1,031	8,867

        The following table represents the movements of those asset categories whose fair values use significant unobservable inputs (Level 3):

($ in millions)	Private equity	Hedge funds	Real estate	Commodities	Total Level 3
Balance at January 1, 2011	156	136	696	—	988
Return on plan assets:
Assets still held at December 31, 2011	(3)	(4)	12	—	5
Assets sold during the year	22	(6)	7	—	23
Purchases (sales)	(27)	(14)	32	—	(9)
Transfers into Level 3	29	—	2	—	31
Exchange rate differences	—	1	(8)	—	(7)

Balance at December 31, 2011	177	113	741	—	1,031

Return on plan assets:
Assets still held at December 31, 2012	4	9	15	(1)	27
Assets sold during the year	13	(7)	—	—	6
Purchases (sales)	(31)	35	40	35	79
Transfers into Level 3	—	—	9	—	9
Exchange rate differences	1	3	25	1	30

Balance at December 31, 2012	164	153	830	35	1,182

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

Note 17—Employee benefits (Continued)

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

Contributions

        Employer contributions were as follows:

	2012	2011	2012	2011
($ in millions)	Defined pension benefits		Other postretirement benefits
Total contributions to defined benefit pension and other postretirement benefit plans	347	305	15	16
Of which, discretionary contributions to defined benefit pension plans	83	36	—	—

        In 2012, the discretionary contributions included non-cash contributions of $42 million of available-for-sale securities to the Company's pension plans in the U.K. and the U.S.

        The Company expects to contribute approximately $286 million to its defined benefit pension plans in 2013, of which discretionary contributions are $44 million. All 2013 discretionary contributions are expected to be non-cash contributions. The Company expects to contribute approximately $20 million to its other postretirement benefit plans in 2013.

        The Company also maintains a number of defined contribution plans. The expense for these plans was $220 million, $144 million and $97 million in 2012, 2011 and 2010, respectively.

        The Company also contributed $11 million, $5 million and $30 million to multi-employer plans in 2012, 2011 and 2010, respectively.

Estimated future benefit payments

        The expected future cash flows to be paid by the Company's plans in respect of pension and other postretirement benefit plans at December 31, 2012, are as follows:

		Other postretirement benefits
($ in millions)	Pension benefits	Benefit payments	Medicare subsidies
2013	663	21	(1)
2014	664	21	(1)
2015	653	21	(1)
2016	653	21	(1)
2017	639	21	(1)
Years 2018 - 2022	3,122	105	(8)

        Medicare subsidies represent payments estimated to be received from the United States government as part of the Medicare Prescription Drug, Improvement and Modernization Act of 2003. The United States government began making the subsidy payments for employers in 2006.

Note 18—Share-based payment arrangements

        The Company has three principal share-based payment plans, as more fully described in the respective sections below. Compensation cost for these principal plans and for other equity-settled awards is recorded in "Total cost of sales" and in "Selling, general and administrative expenses" and totaled $60 million, $67 million and $66 million in 2012, 2011 and 2010, respectively. Compensation cost for cash-settled awards is recorded in "Selling, general and administrative expenses" and is disclosed in the "WARs", "LTIP" and "Other share-based payments" sections of this note. The total tax benefit recognized in 2012, 2011 and 2010, was not significant.

        At December 31, 2012, the Company had the ability to issue up to 94 million new shares out of contingent capital in connection with share-based payment arrangements. In addition, 19 million shares held by the Company in treasury stock at December 31, 2012, could be used to settle share-based payment arrangements.

        As the primary trading market for the shares of ABB Ltd is the SIX Swiss Exchange, on which the shares are traded in Swiss francs, certain data disclosed below related to the instruments granted under share-based payment arrangements are presented in Swiss francs.

MIP

        Under the MIP, the Company offers options and cash-settled WARs (and prior to the 2010 launch offered also physically-settled warrants) to key employees for no consideration.

        The warrants and options granted under the MIP allow participants to purchase shares of ABB Ltd at predetermined prices. Participants may sell the warrants and options rather than exercise the right to purchase shares. Equivalent warrants are listed by a third-party bank on the SIX Swiss Exchange, which facilitates pricing and transferability of warrants granted under this plan. The options entitle the holder to request that the third-party bank purchase such options at the market price of equivalent listed warrants related to that MIP launch. If the participant elects to sell the warrants or options, the instruments will thereafter be held by a third party and, consequently, the Company's obligation to deliver shares will be toward this third party. Each WAR gives the participant the right to receive, in cash, the market price of an equivalent listed warrant on the date of exercise of the WAR. The WARs are non-transferable.

        Participants may exercise or sell warrants and options and exercise WARs after the vesting period, which is three years from the date of grant. Vesting restrictions can be waived in certain circumstances such as death or disability. All warrants, options and WARs expire six years from the date of grant.

Warrants and options

        The fair value of each warrant and option is estimated on the date of grant using a lattice model that uses the weighted-average assumptions noted in the table below. Expected volatilities are based on implied volatilities from equivalent listed warrants on ABB Ltd shares. The expected term of the warrants and options granted has been assumed to be the contractual six-year life of each warrant and option, based on the fact that after the vesting period, a participant can elect to sell the warrant or option rather than exercise the right to purchase shares, thereby realizing the time value of the warrants and options. The risk-free rate is based on a six-year Swiss franc interest rate, reflecting the

Note 18—Share-based payment arrangements (Continued)

six-year contractual life of the warrants and options. In estimating forfeitures, the Company has used the data from previous comparable MIP launches.

	2012	2011	2010
Expected volatility	27%	26%	30%
Dividend yield	3.60%	2.44%	2.35%
Expected term	6 years	6 years	6 years
Risk-free interest rate	0.30%	1.59%	1.20%

        Presented below is a summary of the activity related to warrants and options under the MIP:

	Number of instruments (in millions)	Number of shares (in millions)(1)	Weighted- average exercise price (in Swiss francs)(2)	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in millions of Swiss francs)(3)
Outstanding at January 1, 2012	165.6	33.1	25.56
Granted	86.8	17.4	16.07
Exercised(4)	(4.1)	(0.8)	15.30
Forfeited	(4.5)	(0.9)	21.36
Expired	(1.3)	(0.3)	31.58

Outstanding at December 31, 2012	242.5	48.5	22.38	3.7	45.8

Vested and expected to vest at December 31, 2012	228.6	45.7	22.46	3.6	42.8
Exercisable at December 31, 2012	84.2	16.8	27.05	1.6	0.8

(1)
Information presented reflects the number of shares of ABB Ltd that can be received upon exercise, as warrants and options have a conversion ratio of 5:1.

(2)
Information presented reflects the exercise price per share of ABB Ltd.

(3)
Computed using the closing price, in Swiss francs, of ABB Ltd shares on the SIX Swiss Exchange and the exercise price per share of ABB Ltd.

(4)
The cash received upon exercise amounted to approximately $14 million. The shares were delivered out of treasury stock.

        At December 31, 2012, there was $64 million of total unrecognized compensation cost related to non-vested warrants and options granted under the MIP. That cost is expected to be recognized over a weighted-average period of 2.0 years. The weighted-average grant-date fair value (per instrument) of warrants and options granted during 2012, 2011 and 2010 was 0.59 Swiss francs, 0.83 Swiss francs and 0.81 Swiss francs, respectively. In 2011 and 2010, the aggregate intrinsic value (on the dates of exercise) of instruments exercised was 11 million Swiss francs and 9 million Swiss francs, respectively. The amount in 2012 was not significant.

Note 18—Share-based payment arrangements (Continued)

        Presented below is a summary, by launch, related to instruments outstanding at December 31, 2012:

Exercise price (in Swiss francs)(1)	Number of instruments (in millions)	Number of shares (in millions)(2)	Weighted-average remaining contractual term (in years)
26.00	25.9	5.2	0.4
36.40	27.1	5.4	1.4
19.00	22.8	4.6	2.4
22.50	37.0	7.4	3.4
25.50	44.3	8.9	4.4
15.75	69.7	13.9	5.4
17.50	15.7	3.1	5.4

Total number of instruments and shares	242.5	48.5	3.7

(1)
Information presented reflects the exercise price per share of ABB Ltd.

(2)
Information presented reflects the number of shares of ABB Ltd that can be received upon exercise.

WARs

        As each WAR gives the holder the right to receive cash equal to the market price of the equivalent listed warrant on date of exercise, the Company records a liability based upon the fair value of outstanding WARs at each period end, accreted on a straight-line basis over the three-year vesting period. In "Selling, general and administrative expenses", the Company recorded income of $8 million and aggregate expense of $8 million for 2011 and 2010, respectively, as a result of changes in both the fair value and vested portion of the outstanding WARs. The 2012 amount was not significant. To hedge its exposure to fluctuations in the fair value of outstanding WARs, the Company purchased cash-settled call options, which entitle the Company to receive amounts equivalent to its obligations under the outstanding WARs. The cash-settled call options are recorded as derivatives measured at fair value (see Note 5), with subsequent changes in fair value recorded through earnings to the extent that they offset the change in fair value of the liability for the WARs. In 2011 and 2010, the Company recorded aggregate expense of $24 million and $10 million, respectively, in "Selling, general and administrative expenses" related to the cash-settled call options. The 2012 amount was not significant.

        The aggregate fair value of outstanding WARs was $26 million and $17 million at December 31, 2012 and 2011, respectively. The fair value of WARs was determined based upon the trading price of equivalent warrants listed on the SIX Swiss Exchange.

        Presented below is a summary of the activity related to WARs:

Number of WARs (in millions)
Outstanding at January 1, 2012	61.3
Granted	17.3
Exercised	(11.5)
Expired	(0.3)

Outstanding at December 31, 2012	66.8

Exercisable at December 31, 2012	30.4

Note 18—Share-based payment arrangements (Continued)

        The aggregate fair value at date of grant of WARs granted in 2012, 2011 and 2010, was $10 million, $10 million and $7 million, respectively. In 2012, 2011 and 2010, share-based liabilities of $7 million, $7 million and $25 million, respectively, were paid upon exercise of WARs by participants.

ESAP

        The employee share acquisition plan (ESAP) is an employee stock-option plan with a savings feature. Employees save over a twelve-month period, by way of regular payroll deductions. At the end of the savings period, employees choose whether to exercise their stock options using their savings plus interest to buy ABB Ltd shares (American Depositary Shares (ADS) in the case of employees in the United States and Canada—each ADS representing one registered share of the Company) at the exercise price set at the grant date, or have their savings returned with interest. The savings are accumulated in bank accounts held by a third-party trustee on behalf of the participants and earn interest. Employees can withdraw from the ESAP at any time during the savings period and will be entitled to a refund of their accumulated savings.

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

	2012	2011	2010
Expected volatility	23%	33%	27%
Dividend yield	3.45%	3.13%	2.49%
Expected term	1 year	1 year	1 year
Risk-free interest rate	0%	0%	0.26%

        Presented below is a summary of activity under the ESAP:

	Number of shares (in millions)(1)	Weighted-average exercise price (in Swiss francs)(2)	Weighted-average remaining contractual term (in years)	Aggregate intrinsic value (in millions of Swiss francs)(2)(3)
Outstanding at January 1, 2012	4.9	15.98
Granted	4.4	17.08
Forfeited	(0.3)	15.99
Exercised(4)	(2.3)	15.98
Not exercised (savings returned plus interest)	(2.3)	15.98

Outstanding at December 31, 2012	4.4	17.08	0.8	7.4

Vested and expected to vest at December 31, 2012	4.2	17.08	0.8	7.1
Exercisable at December 31, 2012	—	—	—	—

(1)
Includes shares represented by ADS.

(2)
Information presented for ADS is based on equivalent Swiss franc denominated awards.

(3)
Computed using the closing price, in Swiss francs, of ABB Ltd shares on the SIX Swiss Exchange and the exercise price of each option in Swiss francs.

(4)
The cash received upon exercise was approximately $40 million and the corresponding tax benefit was not significant. The shares were delivered out of treasury stock.

Note 18—Share-based payment arrangements (Continued)

        The exercise prices per ABB Ltd share and per ADS of 17.08 Swiss francs and $18.30, respectively, for the 2012 grant, 15.98 Swiss francs and $18.10, respectively, for the 2011 grant and 20.46 Swiss francs and $20.55, respectively, for the 2010 grant were determined using the closing price of the ABB Ltd share on SIX Swiss Exchange and ADS on the New York Stock Exchange on the respective grant dates.

        At December 31, 2012, there was $5 million of total unrecognized compensation cost related to non-vested options granted under the ESAP. That cost is expected to be recognized over the first ten months of 2013 in "Total cost of sales" and in "Selling, general and administrative expenses". The weighted-average grant-date fair value (per option) of options granted during 2012, 2011 and 2010, was 1.29 Swiss francs, 1.89 Swiss francs and 1.96 Swiss francs, respectively. The total intrinsic value (on the dates of exercise) of options exercised in 2012, 2011 and 2010, was not significant.

LTIP

        The Company has a long-term incentive plan (LTIP) for members of its Executive Committee and selected other executives (Eligible Participants), as defined in the terms of the LTIP and determined by the Company's Governance, Nomination and Compensation Committee. The LTIP involves annual conditional grants of the Company's stock to such Eligible Participants that are subject to certain conditions. The 2012, 2011 and 2010 launches under the LTIP are each composed of two components: (i) a performance component (earnings per share performance for the 2012 launch and share-price performance for the 2011 and 2010 launches) and (ii) a retention component.

        Under the performance component, the number of shares granted is dependent upon the base salary of the Eligible Participant. For the 2012 LTIP launch, the actual number of shares that will vest at a future date is dependent on (i) the Company's weighted cumulative earnings per share performance over three financial years, beginning with the year of launch, and (ii) the fulfillment of the service condition as defined in the terms and conditions of the LTIP. The cumulative earnings per share performance is weighted as follows: 33 percent of the first year's result, 67 percent of the second year's result and 100 percent of the third year's result. The actual number of shares that ultimately vest will vary depending on the weighted cumulative earnings per share outcome, interpolated between a lower threshold (no shares vest) and an upper threshold (the number of shares vesting is capped at 200 percent of the conditional grant). For the 2011 and 2010 LTIP launches, the actual number of shares that will vest at a future date is dependent on (i) the performance of ABB Ltd shares during a defined three-year period (Evaluation Period) compared to those of a selected peer group of publicly-listed multinational companies and (ii) the fulfillment of the service condition as defined in the terms and conditions of the LTIP. The actual number of shares that ultimately vest cannot exceed 100 percent of the conditional grant. The performance of the Company compared to its peers over the Evaluation Period will be measured as the sum, in percentage terms, of the average percentage price development of the ABB Ltd share price over the Evaluation Period (from a reference price of 22.25 Swiss francs and 21.63 Swiss francs for the 2011 and 2010 launches, respectively) and an average annual dividend yield percentage (the Company's Performance). In order for shares to vest, the Company's Performance over the Evaluation Period must be equal to or better than half of the defined peers. The actual number of shares to be delivered by the Company, after the end of the Evaluation Period, will be dependent on the Company's ranking in comparison with the defined peers. The full amount of the grant will vest if the Company's Performance is positive and better than three-quarters of the defined peers. If the Company's Performance is negative but other conditions are met, a reduced number of shares will vest. In addition, if the Company's net income (adjusted for the financial impact of items that are, in the opinion of the Company's Board, non-operating, non-recurring or unforeseen—such as

Note 18—Share-based payment arrangements (Continued)

divestments and acquisitions) is negative for the year preceding the year in which the Evaluation Period ends, no shares will vest, irrespective of the outcome of the Company's Performance.

        Under the retention component of the 2012, 2011 and 2010 LTIP launches, each Eligible Participant was conditionally granted an individually defined maximum number of shares which fully vest at the end of the respective vesting periods (if the participant remains an Eligible Participant till the end of such period).

        For the 2012, 2011 and 2010 LTIP launches, under the performance component, an Eligible Participant receives, in cash, 100 percent of the value of the shares that have vested. Under the retention component, an Eligible Participant receives 70 percent of the shares that have vested in the form of shares and 30 percent of the value of the shares that have vested in cash, with the possibility to elect to receive the 30 percent portion also in shares rather than cash.

        Presented below is a summary of activity under the LTIP:

	Number of shares
	Equity & Cash or choice of 100% Equity Settlement(1) (in thousands)	Only Cash Settlement(2) (in thousands)	Total (in thousands)	Weighted-average grant-date fair value per share (Swiss francs)
Nonvested at January 1, 2012	1,854	497	2,351	13.25
Granted	868	516	1,384	15.21
Vested	(205)	—	(205)	20.75
Expired(3)	(885)	(20)	(905)	7.33
Forfeited	(9)	—	(9)	21.57

Nonvested at December 31, 2012	1,623	993	2,616	15.72

(1)
Shares that, subject to vesting, the Eligible Participant can elect to receive 100 percent in the form of shares.

(2)
Shares that, subject to vesting, the Eligible Participant can only receive in cash.

(3)
Expired as the criteria for the Company's performance condition were not satisfied.

        Equity-settled awards are recorded in the "Capital stock and additional paid-in capital" component of stockholders' equity, with compensation cost recorded in "Selling, general and administrative expenses" over the vesting period (which is from grant date to the end of the vesting period) based on the grant-date fair value of the shares. Cash-settled awards are recorded as a liability remeasured at fair value at each reporting date for the percentage vested, with changes in the liability recorded in "Selling, general and administrative expenses".

        At December 31, 2012, there was $12 million of total unrecognized compensation cost related to equity-settled awards under the LTIP. That cost is expected to be recognized over a weighted-average period of 1.9 years. The compensation cost recorded in 2012, 2011 and 2010, for cash-settled awards was not significant.

        The aggregate fair value, at the dates of grant, of shares granted in 2012, 2011 and 2010, was approximately $22 million, $16 million and $7 million, respectively. The total grant-date fair value of shares that vested during 2010 was $10 million. The amounts for 2012 and 2011 were not significant. The weighted-average grant-date fair value (per share) of shares granted during 2012, 2011 and 2010, was 15.21 Swiss francs, 17.91 Swiss francs and 13.79 Swiss francs, respectively.

Note 18—Share-based payment arrangements (Continued)

        For the earnings per share performance component of the 2012 LTIP launch, the aggregate fair value of the conditionally granted shares is based on the market price of the ABB Ltd share at each reporting date and the probable outcome of the earnings per share achievement that would result in the vesting of the highest number of shares, as computed using a Monte Carlo simulation model. The main inputs to this model are revenue growth rates and Operational EBITDA margin (see Note 23 for a definition) targets.

        The aggregate fair value of the shares relating to the (cash-settled) share-price performance component under the 2011 and 2010 LTIP launches is based on the market price of the ABB Ltd share at each reporting date adjusted for the probability of vesting as computed using a Monte Carlo simulation model at each reporting date. The main inputs to the Monte Carlo simulation model for the December 31, 2012 and 2011, fair values for the Company and each peer company were as follows:

	December 31,
	2012		2011
Cash-settled awards at	From	To	From	To
Input ranges for:
—Option implied volatilities (%)	16.2	48.4	16.6	49.8
—Risk-free rates (%)	1.0	3.1	1.0	3.7
—Equity betas	0.85	1.24	0.86	1.26
—Equity risk premiums (%)	5.0	7.0	5.0	7.0

        For the retention component under the 2012, 2011 and 2010 LTIP launches, the fair value of granted shares for equity-settled awards is the market price of the ABB Ltd share on grant date and the fair value of granted shares for cash-settled awards is the market price of the ABB Ltd share at each reporting date.

Other share-based payments

        The Company has other minor share-based payment arrangements with certain employees. The compensation cost recorded in "Selling, general and administrative expenses" in 2012, 2011 and 2010, for the cash-settled arrangements was not significant.

Note 19—Stockholders' equity

        At both December 31, 2012 and 2011, the Company had 2,819 million authorized shares, of which 2,315 million were registered and issued.

        At the Annual General Meeting of Shareholders (AGM) held in April 2012 and at the AGM held in April 2011, shareholders approved the payment of a dividend of 0.65 Swiss francs per share and 0.60 Swiss francs per share, respectively, both out of the capital contribution reserve in stockholders' equity of the unconsolidated statutory financial statements of ABB Ltd, prepared in accordance with Swiss law. The dividends were paid in May 2012 (amounting to $1,626 million) and May 2011 (amounting to $1,569 million), respectively. In April 2010, at the AGM, shareholders approved the payment of a dividend in the form of a nominal value reduction of 0.51 Swiss francs per share, reducing the nominal value of ABB Ltd's shares from 1.54 Swiss francs per share to 1.03 Swiss francs per share. The distribution, paid in July 2010 and equivalent to $1,112 million, resulted in a reduction in "Capital stock and additional paid-in capital".

        During 2010, the Company purchased on the open market an aggregate of 12.1 million of its own shares for use in connection with its employee incentive plans. These transactions resulted in an

Note 19—Stockholders' equity (Continued)

increase in treasury stock of $228 million. During 2012 and 2011 there were no purchases or sales of treasury stock on the open market.

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

        In 2012, 2011 and 2010, the bank exercised certain of the call options it held. As a consequence, in 2012, the Company delivered 2.7 million shares out of treasury stock and in 2011 and 2010, the Company delivered 6.0 million and 2.1 million shares, respectively, from contingent capital.

        At December 31, 2012, such call options representing 8.5 million shares and with strike prices ranging from 15.75 to 36.40 Swiss francs were held by the bank. The call options expire in periods ranging from May 2013 to May 2018. However, only 1.8 million of these instruments, with strike prices ranging from 19.00 to 36.40 Swiss francs, could be exercised at December 31, 2012, under the terms of the agreement with the bank.

        In addition to the above, at December 31, 2012, the Company had further outstanding obligations to deliver:

  •
  up to 2.7 million shares, at a strike price of 26.00 Swiss francs, relating to the options granted under the 2007 launch of the MIP, vesting in May 2010 and expiring in May 2013,

  •
  up to 2.9 million shares, at a strike price of 36.40 Swiss francs, relating to the options granted under the 2008 launch of the MIP, vesting in May 2011 and expiring in May 2014,

  •
  up to 4.5 million shares, at a strike price of 19.00 Swiss francs, relating to the options granted under the 2009 launch of the MIP, vesting in May 2012 and expiring in May 2015,

  •
  up to 7.4 million shares, at a strike price of 22.50 Swiss francs, relating to the options granted under the 2010 launch of the MIP, vesting in May 2013 and expiring in May 2016,

  •
  up to 8.9 million shares, at a strike price of 25.50 Swiss francs, relating to the options granted under the 2011 launch of the MIP, vesting in May 2014 and expiring in May 2017,

  •
  up to 17.1 million shares, at a weighted-average strike price of 16.07 Swiss francs, relating to the options granted under the 2012 launches of the MIP, vesting in May 2015 and expiring in May 2018,

  •
  up to 4.4 million shares, at a strike price of $18.30 (to employees in the U.S. and Canada) and at a strike price of 17.08 Swiss francs (to employees in other countries) under the ESAP, vesting and expiring in November 2013,

  •
  up to 1.6 million shares free-of-charge to Eligible Participants under the 2012, 2011 and 2010 launches of the LTIP, vesting and expiring in May 2015, March 2014 and March 2013, respectively, and

  •
  approximately 2 million shares in connection with certain other share-based payment arrangements with employees.

        See Note 18 for a description of the above share-based payment arrangements.

Note 19—Stockholders' equity (Continued)

        In November 2012 and 2010, the Company delivered 2.3 million and 3.2 million shares, respectively, from treasury stock, under the ESAP. In 2011, the number of shares delivered under the ESAP was not significant.

        Amounts available to be distributed as dividends to the stockholders of ABB Ltd are based on the requirements of Swiss law and ABB Ltd's Articles of Incorporation, and are determined based on amounts presented in the unconsolidated financial statements of ABB Ltd, Zurich, prepared in accordance with Swiss law. At December 31, 2012, of the 12,357 million Swiss francs ($13,504 million) total stockholders' equity reflected in such unconsolidated financial statements, 2,384 million Swiss francs ($2,605 million) represents share capital and 9,973 million Swiss francs ($10,899 million) represent reserves. Of these reserves, legal reserves for own shares of 395 million Swiss francs ($432 million) and ordinary legal reserves of 1,000 million Swiss francs ($1,093 million) are restricted.

        In February 2013, the Company announced that a proposal will be put to the 2013 AGM to distribute 0.68 Swiss francs per share to shareholders.

Note 20—Earnings per share

        Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the year. Diluted earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the year, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise outstanding written call options and outstanding options and shares granted subject to certain conditions under the Company's share-based payment arrangements. In 2012, 2011 and 2010, outstanding securities representing a maximum of 56 million, 39 million and 26 million shares, respectively, were excluded from the calculation of diluted earnings per share as their inclusion would have been anti-dilutive.

Basic earnings per share:

($ in millions, except per share data in $)	2012	2011	2010
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	2,700	3,159	2,551
Income from discontinued operations, net of tax	4	9	10

Net income	2,704	3,168	2,561

Weighted-average number of shares outstanding (in millions)	2,293	2,288	2,287
Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	1.18	1.38	1.12
Income from discontinued operations, net of tax	—	—	—

Net income	1.18	1.38	1.12

Note 20—Earnings per share (Continued)

Diluted earnings per share:

($ in millions, except per share data in $)	2012	2011	2010
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	2,700	3,159	2,551
Income from discontinued operations, net of tax	4	9	10

Net income	2,704	3,168	2,561

Weighted-average number of shares outstanding (in millions)	2,293	2,288	2,287
Effect of dilutive securities:
Call options and shares	2	3	4

Dilutive weighted-average number of shares outstanding	2,295	2,291	2,291

Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	1.18	1.38	1.11
Income from discontinued operations, net of tax	—	—	0.01

Net income	1.18	1.38	1.12

Note 21—Other comprehensive income

        The following table includes amounts recorded within "Total other comprehensive income (loss)" including the related income tax effects.

	2012			2011			2010
($ in millions)	Before tax	Tax effect	Net of tax	Before tax	Tax effect	Net of tax	Before tax	Tax effect	Net of tax
Foreign currency translation adjustments	389	(6)	383	(280)	5	(275)	362	8	370
Available-for-sale securities:
Net unrealized gains (losses) arising during the year	5	(2)	3	(2)	(1)	(3)	16	(3)	13
Reclassification adjustments for net (gains) losses included in net income	1	—	1	3	2	5	(16)	1	(15)

Unrealized gains (losses) on available-for-sale securities	6	(2)	4	1	1	2	—	(2)	(2)
Pension and other postretirement plans:
Prior service (costs) credits arising during the year	(42)	6	(36)	(35)	12	(23)	(70)	16	(54)
Amortization of prior service costs (credits) included in net income	33	(3)	30	35	(13)	22	17	(5)	12

Net prior service cost arising during the year	(9)	3	(6)	—	(1)	(1)	(53)	11	(42)
Net actuarial gains (losses) arising during the year	(846)	245	(601)	(750)	157	(593)	156	(32)	124
Amortization of net actuarial (gains) losses included in net income	102	(32)	70	55	(11)	44	76	(14)	62

Net actuarial gains (losses) arising during the year	(744)	213	(531)	(695)	146	(549)	232	(46)	186
Amortization of transition liability included in net income	—	—	—	1	—	1	1	—	1

Pension and other postretirement plans adjustments	(753)	216	(537)	(694)	145	(549)	180	(35)	145

Cash flow hedge derivatives:
Net gains (losses) arising during the year	74	(21)	53	(21)	2	(19)	123	(32)	91
Reclassification adjustments for net (gains) losses included in net income	(42)	14	(28)	(88)	27	(61)	(29)	10	(19)

Unrealized gains (losses) of cash flow hedge derivatives	32	(7)	25	(109)	29	(80)	94	(22)	72

Total other comprehensive income (loss)	(326)	201	(125)	(1,082)	180	(902)	636	(51)	585

Note 22—Restructuring and related expenses

Restructuring-related activities

        In 2012 and 2011, the Company executed minor restructuring-related activities and incurred charges of $180 million and $164 million, respectively, which were mainly recorded in "Total cost of sales".

($ in millions)	2012	2011
Employee severance costs	92	83
Estimated contract settlement, loss order and other costs	72	53
Inventory and long-lived asset impairments	16	28

Total	180	164

        At December 31, 2012 and 2011, the balance of restructuring and related liabilities is primarily included in "Provisions and other current liabilities".

Cost take-out program

        In December 2008, the Company announced a two-year cost take-out program that aimed to sustainably reduce the Company's cost of sales and general and administrative expenses. As of December 31, 2010, the Company had substantially completed the cost take-out program.

        The Company recorded the following expenses under this program:

($ in millions)	Cumulative costs incurred up to December 31, 2010	2010
Employee severance costs	536	95
Estimated contract settlement, loss order and other costs	230	98
Inventory and long-lived asset impairments	70	20

Total	836	213

        These expenses were recorded as follows:

($ in millions)	Cumulative costs incurred up to December 31, 2010	2010
Total cost of sales	475	110
Selling, general and administrative expenses	143	36
Other income (expense), net	218	67

Total	836	213

Note 22—Restructuring and related expenses (Continued)

        Expenses incurred under the program, per operating segment, were as follows:

($ in millions)	Cumulative costs incurred up to December 31, 2010	2010
Power Products	122	44
Power Systems	139	48
Discrete Automation and Motion	256	35
Low Voltage Products	114	36
Process Automation	183	44
Corporate and Other	22	6

Total	836	213

        The most significant individual exit plans within this program related to the reorganization of the Company's Robotics business, the downsizing of the former Automation Products business in France and Germany, as well as the Power Systems business in Germany.

Note 23—Operating segment and geographic data

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

  •
  Low Voltage Products:  manufactures products and systems that provide protection, control and measurement for electrical installations, as well as enclosures, switchboards, electronics and electromechanical devices for industrial machines, plants and related service. In addition the segment manufactures products for wiring and cable management, cable protection systems, power connection and safety. The segment also makes intelligent building control systems for home and building automation to improve comfort, energy efficiency and security.

  •
  Process Automation:  develops and sells control and plant optimization systems, automation products and solutions, including instrumentation, as well as industry-specific application knowledge and services for the oil, gas and petrochemicals, metals and minerals, marine and turbocharging, pulp and paper, chemical and pharmaceuticals, and power industries.

Note 23—Operating segment and geographic data (Continued)

  •
  Corporate and Other:  includes headquarters, central research and development, the Company's real estate activities, Group treasury operations and other minor activities.

        The Company evaluates the performance of its segments based on operational earnings before interest, taxes, depreciation and amortization (Operational EBITDA) and Operational EBITDA margin (being Operational EBITDA as a percentage of Operational revenues).

        Operational EBITDA represents earnings before interest and taxes (EBIT) excluding depreciation and amortization, restructuring and restructuring-related expenses, adjusted for the following: (i) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, (iii) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities), (iv) acquisition-related expenses and (v) certain non-recurring items.

        Operational revenues are total revenues adjusted for the following: (i) unrealized gains and losses on derivatives, (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables (and related assets).

        The CODM primarily reviews the results of each segment on a basis that is before the elimination of profits made on inventory sales between segments. Segment results below are presented before these eliminations, with a total deduction for intersegment profits to arrive at the Company's consolidated Operational EBITDA.

        The following tables present segment revenues, depreciation and amortization, Operational EBITDA, Operational EBITDA margin, as well as reconciliations of Operational EBITDA to EBIT and Operational revenues to Total revenues, capital expenditure and total assets. Intersegment sales and transfers for 2012, 2011 and 2010, are accounted for as if the sales and transfers were to third parties, at current market prices.

	2012
($ in millions)	Third-party revenues	Intersegment revenues	Total revenues	Depreciation and amortization	Operational revenues	Operational EBITDA(1)	Operational EBITDA margin (%)
Power Products	8,987	1,730	10,717	209	10,702	1,585	14.8%
Power Systems	7,575	277	7,852	174	7,812	290	3.7%
Discrete Automation and Motion	8,480	925	9,405	263	9,405	1,735	18.4%
Low Voltage Products	6,276	362	6,638	250	6,626	1,219	18.4%
Process Automation	7,946	210	8,156	82	8,134	1,003	12.3%
Corporate and Other	72	1,505	1,577	204	1,576	(279)	—
Intersegment elimination	—	(5,009)	(5,009)	—	(5,009)	2	—

Consolidated	39,336	—	39,336	1,182	39,246	5,555	14.2%

Note 23—Operating segment and geographic data (Continued)

	2011
($ in millions)	Third-party revenues	Intersegment revenues	Total revenues	Depreciation and amortization	Operational revenues	Operational EBITDA(1)	Operational EBITDA margin (%)
Power Products	9,028	1,841	10,869	200	10,901	1,782	16.3%
Power Systems	7,833	268	8,101	144	8,128	743	9.1%
Discrete Automation and Motion	8,047	759	8,806	251	8,817	1,664	18.9%
Low Voltage Products	4,953	351	5,304	116	5,315	1,059	19.9%
Process Automation	8,078	222	8,300	83	8,318	1,028	12.4%
Corporate and Other	51	1,508	1,559	201	1,558	(282)	—
Intersegment elimination	—	(4,949)	(4,949)	—	(4,949)	20	—

Consolidated	37,990	—	37,990	995	38,088	6,014	15.8%

	2010
($ in millions)	Third-party revenues	Intersegment revenues	Total revenues	Depreciation and amortization	Operational revenues	Operational EBITDA(1)	Operational EBITDA margin (%)
Power Products	8,486	1,713	10,199	177	10,202	1,861	18.2%
Power Systems	6,590	196	6,786	84	6,783	304	4.5%
Discrete Automation and Motion	4,978	639	5,617	78	5,613	1,026	18.3%
Low Voltage Products	4,263	291	4,554	105	4,554	926	20.3%
Process Automation	7,209	223	7,432	76	7,427	925	12.5%
Corporate and Other	63	1,468	1,531	182	1,532	(230)	—
Intersegment elimination	—	(4,530)	(4,530)	—	(4,530)	12	—

Consolidated	31,589	—	31,589	702	31,581	4,824	15.3%

(1)
Operational EBITDA by segment is presented before the elimination of intersegment profits made on inventory sales.

Note 23—Operating segment and geographic data (Continued)

	2012
($ in millions, except Operational EBITDA margin in %)	Power Products	Power Systems	Discrete Automation and Motion	Low Voltage Products	Process Automation	Corporate and Other and Intersegment elimination	Consolidated
Operational revenues	10,702	7,812	9,405	6,626	8,134	(3,433)	39,246
Unrealized gains and losses on derivatives	30	68	(3)	17	18	1	131
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(2)	(23)	—	—	4	—	(21)
Unrealized foreign exchange movements on receivables (and related assets)	(13)	(5)	3	(5)	—	—	(20)

Total revenues	10,717	7,852	9,405	6,638	8,156	(3,432)	39,336
Operational EBITDA	1,585	290	1,735	1,219	1,003	(277)	5,555
Depreciation and amortization	(209)	(174)	(263)	(250)	(82)	(204)	(1,182)
Acquisition-related expenses and certain non-operational items	(1)	(70)	(8)	(106)	(2)	(12)	(199)
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	43	44	2	21	27	(2)	135
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(6)	(21)	1	—	(2)	—	(28)
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	(19)	(10)	(2)	(5)	(4)	(3)	(43)
Restructuring and restructuring-related expenses	(65)	(52)	4	(23)	(28)	(16)	(180)

EBIT	1,328	7	1,469	856	912	(514)	4,058
Operational EBITDA margin (%)	14.8%	3.7%	18.4%	18.4%	12.3%	—	14.2%

Note 23—Operating segment and geographic data (Continued)

	2011
($ in millions, except Operational EBITDA margin in %)	Power Products	Power Systems	Discrete Automation and Motion	Low Voltage Products	Process Automation	Corporate and Other and Intersegment elimination	Consolidated
Operational revenues	10,901	8,128	8,817	5,315	8,318	(3,391)	38,088
Unrealized gains and losses on derivatives	(49)	(56)	(29)	(16)	(39)	1	(188)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(17)	(19)	1	—	2	—	(33)
Unrealized foreign exchange movements on receivables (and related assets)	34	48	17	5	19	—	123

Total revenues	10,869	8,101	8,806	5,304	8,300	(3,390)	37,990
Operational EBITDA	1,782	743	1,664	1,059	1,028	(262)	6,014
Depreciation and amortization	(200)	(144)	(251)	(116)	(83)	(201)	(995)
Acquisition-related expenses and certain non-operational items	—	—	(90)	—	—	(17)	(107)
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	(58)	(16)	(29)	(21)	4	(38)	(158)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(14)	(19)	(2)	—	2	1	(32)
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	36	38	12	2	20	1	109
Restructuring and restructuring-related expenses	(70)	(54)	(10)	(20)	(8)	(2)	(164)

EBIT	1,476	548	1,294	904	963	(518)	4,667
Operational EBITDA margin (%)	16.3%	9.1%	18.9%	19.9%	12.4%	—	15.8%

Note 23—Operating segment and geographic data (Continued)

	2010
($ in millions, except Operational EBITDA margin in %)	Power Products	Power Systems	Discrete Automation and Motion	Low Voltage Products	Process Automation	Corporate and Other and Intersegment elimination	Consolidated
Operational revenues	10,202	6,783	5,613	4,554	7,427	(2,998)	31,581
Unrealized gains and losses on derivatives	20	30	16	3	11	—	80
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	6	9	(1)	1	12	1	28
Unrealized foreign exchange movements on receivables (and related assets)	(29)	(36)	(11)	(4)	(18)	(2)	(100)

Total revenues	10,199	6,786	5,617	4,554	7,432	(2,999)	31,589
Operational EBITDA	1,861	304	1,026	926	925	(218)	4,824
Depreciation and amortization	(177)	(84)	(78)	(105)	(76)	(182)	(702)
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	10	(8)	6	4	(33)	18	(3)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	4	(15)	—	—	3	(1)	(9)
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	(18)	(35)	(8)	(1)	(16)	(1)	(79)
Restructuring and restructuring-related expenses	(44)	(48)	(35)	(36)	(44)	(6)	(213)

EBIT	1,636	114	911	788	759	(390)	3,818
Operational EBITDA margin (%)	18.2%	4.5%	18.3%	20.3%	12.5%	—	15.3%

Note 23—Operating segment and geographic data (Continued)

	Capital expenditure(1)			Total assets(1)
($ in millions)	2012	2011	2010	2012	2011	2010
Power Products	259	192	200	7,701	7,355	7,205
Power Systems	194	136	119	8,083	7,469	6,039
Discrete Automation and Motion	197	202	98	9,416	9,195	3,696
Low Voltage Products	208	149	100	9,534	3,333	2,899
Process Automation	91	72	76	4,847	4,777	4,728
Corporate and Other	344	270	247	9,489	7,519	11,728

Consolidated	1,293	1,021	840	49,070	39,648	36,295

(1)
Capital expenditure and Total assets are after intersegment eliminations and therefore refer to third-party activities only.

Geographic information

	Revenues			Long-lived assets at December 31,
($ in millions)	2012	2011	2010	2012	2011
Europe	14,073	14,657	12,378	3,543	3,067
The Americas	10,699	9,043	6,213	1,347	829
Asia	10,750	10,136	8,872	883	862
Middle East and Africa	3,814	4,154	4,126	174	164

	39,336	37,990	31,589	5,947	4,922

        Revenues by geography reflect the location of the customer. Approximately 17 percent, 14 percent and 10 percent of the Company's total revenues in 2012, 2011 and 2010, respectively, came from customers in the United States. Approximately 12 percent, 13 percent and 14 percent of the Company's total revenues in 2012, 2011 and 2010, respectively, were generated from customers in China. In 2012, 2011, and 2010, more than 98 percent of the Company's total revenues were generated from customers outside Switzerland.

        Long-lived assets represent "Property, plant and equipment, net" and are shown by location of the assets. At December 31, 2012, approximately 17 percent of the Company's long-lived assets were located in each of Switzerland and the United States. At December 31, 2011, approximately 19 percent and 13 percent of the Company's long-lived assets were located in Switzerland and Sweden, respectively.

        The Company does not segregate revenues derived from transactions with external customers for each type or group of products and services. Accordingly, it is not practicable for the Company to present revenues from external customers by product and service type.

        At December 31, 2012, approximately 49 percent of the Company's employees are subject to collective bargaining agreements in various countries. Approximately half of these agreements will expire in 2013. Collective bargaining agreements are subject to various regulatory requirements and are renegotiated on a regular basis in the normal course of business.