Form 20-F
period 2013-12-31
ABB LTD
filed 2014-03-07
CIK 1091587

Use these links to rapidly review the document

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on March 7, 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
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

           Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 2,314,743,264 Registered Shares (including treasury shares)

           Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒    No ☐

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

i

INTRODUCTION

        ABB Ltd is a corporation organized under the laws of Switzerland. In this Annual Report, "the ABB Group," "ABB," the "Company," "we," "our" and "us" refer to ABB Ltd and its consolidated subsidiaries (unless the context otherwise requires). We also use these terms to refer to ABB Asea Brown Boveri Ltd and its subsidiaries prior to the establishment of ABB Ltd as the holding company for the entire ABB Group in 1999, as described in this Annual Report under "Item 4. Information on the Company—Introduction—History of the ABB Group". Our American Depositary Shares (each representing one registered share of ABB Ltd) are referred to as "ADSs". The registered shares of ABB Ltd are referred to as "shares". Our principal corporate offices are located at Affolternstrasse 44, CH-8050 Zurich, Switzerland, telephone number +41-43-317-7111.

FINANCIAL AND OTHER INFORMATION

        ABB Ltd has prepared its statutory unconsolidated financial statements in accordance with the Swiss Code of Obligations. The Consolidated Financial Statements of ABB Ltd, including the notes thereto, as of December 31, 2013 and 2012, and for each of the years in the three-year period ended December 31, 2013 (our Consolidated Financial Statements) have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP).

        In this Annual Report: (i) "$," "U.S. dollar" and "USD" refer to the lawful currency of the United States of America; (ii) "CHF" and "Swiss franc" refer to the lawful currency of Switzerland; (iii) "EUR" and "euro" refer to the lawful currency of the participating member states of the European Economic and Monetary Union (Eurozone); (iv) "SEK" and "Swedish krona" refer to the lawful currency of Sweden; (v) "Chinese renminbi" refers to the lawful currency of the People's Republic of China; (vi) "AED" refers to the lawful currency of the United Arab Emirates; (vii) "AUD" and "Australian dollar" refer to the lawful currency of Australia; (viii) "Canadian dollar" refers to the lawful currency of Canada; and (ix) "INR" and "Indian Rupee" refer to the lawful currency of India.

        Except as otherwise stated, all monetary amounts in this Annual Report are presented in U.S. dollars. Where specifically indicated, amounts in Swiss francs have been translated into U.S. dollars. These translations are provided for convenience only, and they are not representations that the Swiss franc could be converted into U.S. dollars at the rate indicated. These translations have been made using the twelve o'clock buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2013, unless otherwise indicated. The twelve o'clock buying rate for Swiss francs on December 31, 2013 was $1.00 = CHF 0.8904. The twelve o'clock buying rate for Swiss francs on February 28, 2014 was $1.00 = CHF 0.8810.

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

  •
  Increased information technology (IT) security threats and more sophisticated cyber-attacks could pose a risk to our systems, networks, products, solutions and services.

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

        Our selected financial data are presented in the following tables in accordance with U.S. GAAP and have been derived from our published Consolidated Financial Statements. Our Consolidated Financial Statements as of and for each of the years ended December 31, 2013, 2012, 2011, 2010 and 2009 were audited by Ernst & Young AG.

INCOME STATEMENT DATA:

($ in millions, except per share data in $)	2013	2012	2011	2010	2009
Total revenues	41,848	39,336	37,990	31,589	31,795
Total cost of sales	(29,856)	(27,958)	(26,556)	(22,060)	(22,470)
Gross profit	11,992	11,378	11,434	9,529	9,325
Selling, general and administrative expenses	(6,094)	(5,756)	(5,373)	(4,615)	(4,491)
Non-order related research and development expenses	(1,470)	(1,464)	(1,371)	(1,082)	(1,037)
Other income (expense), net	(41)	(100)	(23)	(14)	329
Income from operations	4,387	4,058	4,667	3,818	4,126
Interest and dividend income	69	73	90	95	121
Interest and other finance expense	(390)	(293)	(207)	(173)	(127)
Income from continuing operations before taxes	4,066	3,838	4,550	3,740	4,120
Provision for taxes	(1,122)	(1,030)	(1,244)	(1,018)	(1,001)
Income from continuing operations, net of tax	2,944	2,808	3,306	2,722	3,119
Income (loss) from discontinued operations, net of tax	(37)	4	9	10	17
Net income	2,907	2,812	3,315	2,732	3,136
Net income attributable to noncontrolling interests	(120)	(108)	(147)	(171)	(235)
Net income attributable to ABB	2,787	2,704	3,168	2,561	2,901
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	2,824	2,700	3,159	2,551	2,884
Net income	2,787	2,704	3,168	2,561	2,901
Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	1.23	1.18	1.38	1.12	1.26
Net income	1.21	1.18	1.38	1.12	1.27
Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	1.23	1.18	1.38	1.11	1.26
Net income	1.21	1.18	1.38	1.12	1.27
Weighted-average number of shares outstanding (in millions) used to compute:
Basic earnings per share attributable to ABB shareholders	2,297	2,293	2,288	2,287	2,284
Diluted earnings per share attributable to ABB shareholders	2,305	2,295	2,291	2,291	2,288

BALANCE SHEET DATA:

	December 31,
($ in millions)	2013	2012	2011	2010	2009
Cash and equivalents	6,021	6,875	4,819	5,897	7,119
Marketable securities and short-term investments	464	1,606	948	2,713	2,433
Total assets	48,064	49,070	39,648	36,295	34,728
Long-term debt (excluding current maturities of long-term debt)	7,570	7,534	3,231	1,139	2,172
Total debt(1)	8,023	10,071	3,996	2,182	2,333
Capital stock and additional paid-in capital	1,750	1,691	1,621	1,454	3,943
Total stockholders' equity (including noncontrolling interests)	19,208	17,446	16,336	15,458	14,473

CASH FLOW DATA:

($ in millions)	2013	2012	2011	2010	2009
Net cash provided by operating activities	3,653	3,779	3,612	4,197	4,027
Net cash used in investing activities	(717)	(5,575)	(3,253)	(2,747)	(2,172)
Net cash provided by (used in) financing activities	(3,856)	3,762	(1,208)	(2,530)	(1,349)

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

        The unconsolidated statutory financial statements of ABB Ltd are prepared in accordance with Swiss law. Based on these financial statements, dividends may be paid only if ABB Ltd has sufficient distributable profits from previous years or sufficient free reserves to allow the distribution of a dividend. As a holding company, ABB Ltd's main sources of income are dividend and interest from its subsidiaries.

        At December 31, 2013, of the CHF 11,637 million total stockholders' equity recorded in ABB Ltd's unconsolidated statutory financial statements, CHF 2,384 million represented share capital, CHF 3,938 million was attributable to legal reserves (of which CHF 2,642 million represented the capital contribution reserve, CHF 296 million represented the reserve for own shares, and CHF 1,000 million was in respect of ordinary legal reserves), and CHF 5,315 million was attributable to free reserves, principally representing net income and retained earnings available for distribution.

        With respect to the years ended December 31, 2009, 2010 , 2011 and 2012, ABB Ltd paid a dividend of CHF 0.51 (USD 0.48) per share, CHF 0.60 (USD 0.69) per share, CHF 0.65 (USD 0.69) per share, and CHF 0.68 (USD 0.71) per share, respectively. The dividend in respect of the year ended December 31, 2009 was paid by way of a nominal value reduction (reduction in the par value of each share). The USD amounts for each of the foregoing dividend payments made in CHF have been translated using the average rates of the month in which the dividends were paid.

        With respect to the year ended December 31, 2013, ABB Ltd's Board of Directors has proposed to pay a dividend of CHF 0.70 per share, subject to approval by shareholders at ABB's 2014 Annual General Meeting.

        For further information on dividends and dividend policy see "Item 6. Directors, Senior Management and Employees—Shareholders' participation—Shareholders' dividend rights".

RISK FACTORS

        You should carefully consider all of the information set forth in this Annual Report and the following description of risks and uncertainties that we currently believe may exist. Our business, financial condition or results of operations could be adversely affected by any of these risks. Additional risks of which we are unaware or that we currently deem immaterial may also impair our business operations. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those described below and elsewhere in this Annual Report. See "Forward-Looking Statements".

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

        In addition, we are subject to the risks that our business operations in or with certain countries may be adversely affected by trade or economic sanctions or other restrictions imposed on these countries and that actual or potential investors that object to these business operations may adversely affect the price of our shares by disposing of, or deciding not to, purchase our shares. These countries may from time to time include countries that are identified by the United States as state sponsors of terrorism. In 2013, our total revenues from business with countries identified by the U.S. government as state sponsors of terrorism represented a very small percentage of our total revenues. Based on the amount of revenues and other relevant quantitative and qualitative factors, we have determined that our business in 2013 with countries identified by the U.S. government as state sponsors of terrorism was not material.

Illegal behavior by any of our employees or agents could have a material adverse impact on our consolidated operating results, cash flows, and financial position as well as on our reputation and our ability to do business.

        Certain of our employees or agents have taken, and may in the future take, actions that violate or are alleged to violate the U.S. Foreign Corrupt Practices Act of 1977 (FCPA), legislation promulgated pursuant to the 1997 Organisation for Economic Co-operation and Development (OECD) Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, applicable antitrust laws and other applicable laws or regulations. For more information regarding investigations of past actions taken by certain of our employees, see "Item 8. Financial Information—Legal Proceedings". Such actions have resulted, and in the future could result, in governmental investigations, enforcement actions, civil and criminal penalties, including monetary penalties and other sanctions, and civil litigation. It is possible that any governmental investigation or enforcement action arising from such matters could conclude that a violation of applicable law has occurred and the consequences of any such investigation or enforcement action may have a material adverse impact on our consolidated operating results, cash flows and financial position. In addition, such actions, whether actual or alleged, could damage our reputation and ability to do business.

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

        A significant amount of our operations is conducted in the emerging markets in South America, Asia, and the Middle East and Africa. In 2013, approximately 46 percent of our consolidated revenues were generated from these emerging markets. Operations in emerging markets can present risks that are not encountered in countries with well-established economic and political systems, including:

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

        As a resource-intensive operation, we are exposed to a variety of market and asset risks, including the effects of changes in commodity prices and interest rates. We monitor and manage these exposures as an integral part of our overall risk management program, which recognizes the unpredictability of markets and seeks to reduce the potentially adverse effects on our business. As part of our effort to manage these exposures, we may enter into commodity price and interest rate hedging arrangements. Nevertheless, changes in commodity prices and interest rates cannot always be predicted or hedged.

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

        We purchase large amounts of commodity-based raw materials, including steel, copper, aluminum and oil. Prevailing prices for such commodities are subject to fluctuations due to changes in supply and demand and a variety of additional factors beyond our control, such as global political and economic conditions. Historically, prices for some of these raw materials have been volatile and unpredictable, and such volatility is expected to continue. Therefore, commodity price changes may result in unexpected increases in raw material costs, and we may be unable to increase our prices to offset these increased costs without suffering reduced volumes, revenues or operating income. We do not fully hedge against changes in commodity prices and our hedging procedures may not work as planned.

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

        We design, develop and manufacture technologically advanced and innovative products and services applied by our customers in a variety of environments. Problems and delays in our development or delivery of products or services as a result of issues with respect to design, technology, licensing and patent rights, labor, learning curve assumptions or materials and components could prevent us from achieving contractual requirements.

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

        We operate in approximately 100 countries around the world and, as of December 31, 2013, employed approximately 150,000 people. As of December 31, 2013, approximately 44 percent of our employees were located in Europe, approximately 23 percent in the Americas, approximately 27 percent in Asia and approximately 6 percent in the Middle East and Africa. In order to manage our day-to-day operations, we must overcome cultural and language barriers and assimilate different business practices. In addition, we are required to create compensation programs, employment policies and other administrative programs that comply with the laws of multiple countries. We also must communicate and monitor group-wide standards and directives across our global network. Our failure to manage successfully our geographically diverse operations could impair our ability to react quickly to changing business and market conditions and to enforce compliance with group-wide standards and procedures.

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

Increased information technology (IT) security threats and more sophisticated cyber-attacks could pose a risk to our systems, networks, products, solutions and services.

        We have observed a global increase in IT security threats and more sophisticated cyber-attacks, both in general and against us, which pose a risk to the security of systems and networks and the confidentiality, availability and integrity of data stored and transmitted on those systems and networks. While we attempt to mitigate these risks by employing a number of measures, including employee training, comprehensive monitoring of our networks and systems, and maintenance of backup and protective systems such as firewalls and virus scanners, our systems, networks, products, solutions and services remain potentially vulnerable to attacks. Depending on their nature and scope, such attacks could potentially lead to the compromising of confidential information, improper use of our systems and networks, or those we supplied to our customers, manipulation and destruction of data, defective products, production downtimes and supply shortages, which in turn could adversely affect our reputation, competitiveness and results of operations.

Item 4.    Information on the Company

INTRODUCTION

About ABB

        We are a global leader in power and automation technologies. We are committed to improving the performance and lowering the environmental impact for our industry and utility customers. We provide a broad range of products, systems, solutions and services that are designed to boost industrial productivity, increase power grid reliability, and enhance energy efficiency. Our automation businesses serve a full range of industries with process optimization, control, measurement and protection applications. Our power businesses focus on power transmission, distribution and power-plant automation, and support electric, gas and water utilities, as well as industrial and commercial customers.

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

        We manage our business based on a divisional structure, with five divisions: Discrete Automation and Motion, Low Voltage Products, Process Automation, Power Products, and Power Systems. For a breakdown of our consolidated revenues (i) by operating division and (ii) derived from each geographic region in which we operate, see "Item 5. Operating and Financial Review and Prospects—Analysis of Results of Operations—Revenues."

        Our principal corporate offices are located at Affolternstrasse 44, CH-8050 Zurich, Switzerland, telephone number +41-43-317-7111. Our agent for U.S. federal securities law purposes is ABB Holdings Inc., located at 12040 Regency Parkway, Suite 200, Cary, North Carolina 27518.

BUSINESS DIVISIONS

Industry background

        Our five divisions operate across two key markets: automation and power. Our divisions serve these markets through a global production, engineering and service base. The markets and our divisions are discussed in more detail below. Revenue figures presented in this Business Divisions section are before interdivisional eliminations.

  Automation Market

        We serve the automation market with a wide variety of products, systems and services designed primarily to improve industrial productivity, energy efficiency and product quality in industrial and manufacturing applications. These also reflect the main demand drivers in the automation market, such as the need by our customers to reduce energy and raw material costs, improve product and process quality, increase process and manufacturing safety, lower their environmental impacts and improve the management of large assets such as manufacturing plants. The automation market can be divided into three sectors:

  •
  Process automation refers to measurement, control, electrification and other applications used in processes where the main objective is continuous production, such as in the oil and gas, power, chemicals, mining, metals, and pulp and paper industries. Product lines for this market include distributed control systems, plant electrification, instrumentation, analytical measurement, control products and motors and drives.

  •
  Factory automation refers to discrete operations that manufacture individual items in applications such as material handling, picking and packing, metal fabrication, welding, painting and foundry. Typical industries where factory automation is used include automotive, consumer electronics and food and beverage. Product lines for this market include robotic products, systems and services, modular manufacturing solutions, control products and systems, as well as motors, drives and low-voltage products for control and power applications.

  •
  Building automation comprises product lines and applications aimed at improving the energy efficiency of buildings through automated control of indoor climate, lighting and security. Product lines for this market include a wide range of low-voltage products.

  Power Market

        We serve the power market with products, systems and services designed primarily to deliver electricity. Electricity is generated in power stations of various types, including thermal, wind, solar and hydro plants and is then fed into an electricity grid through which it is transmitted and distributed to consumers. Transmission systems link power generation sources to distribution systems, often over long distances. Distribution systems then branch out over shorter distances to carry electricity to end users. These electricity networks incorporate sophisticated devices to transmit electricity, control and monitor the power flow and ensure efficiency, reliability, quality and safety.

        The primary demand driver in the power market is the growing need for reliable electricity supplies to support economic growth and address the global environmental challenge. This is also driving increased demand for renewable energy and high-efficiency power systems and equipment. As new power sources and loads are added, there is a need for grids and power networks to become more flexible, reliable and smarter. Power quality, stability and security of supply become key priorities. Additional drivers vary by region. Capacity addition across the power value chain is the key market driver in emerging markets, mainly in Asia, the Middle East, South America and Africa. In North America, the focus is on upgrading and replacing aging infrastructure, improving grid reliability and enabling smarter power networks. In Europe, the focus is on upgrading the power infrastructure, integrating renewable energy sources such as wind power, and building interconnections to allow more efficient use of power.

Discrete Automation and Motion Division

  Overview

        The Discrete Automation and Motion division offers a wide range of products and services including drives, motors, generators, power electronics systems, rectifiers, power quality and power protection products, mechanical power transmission of rotating equipment, traction converters, solar inverters, wind turbine converters, electric vehicle charging infrastructure, programmable logic controllers (PLCs), and industrial robots. These products help customers to improve productivity, quality, and energy efficiency, and generate energy. Key applications include energy conversion, data processing, actuation, automation, standardized manufacturing cells for applications such as machine tending, welding, cutting, painting, finishing, picking, packing and palletizing, and engineered systems for the automotive industry. The majority of these applications are for industrial applications including discrete manufacturing, process automation and hybrid or batch manufacturing, with others provided for infrastructure and buildings, transportation, and utilities. The division also provides a full range of life-cycle services, from product and system maintenance to system design, including energy efficiency appraisals and preventive maintenance services.

        Revenues are generated both from direct sales to end users as well as from indirect sales through distributors, machine builders and OEMs (original equipment manufacturers), system integrators, and panel builders.

        The Discrete Automation and Motion division had approximately 30,200 employees as of December 31, 2013, and generated $9.9 billion of revenues in 2013.

  Products and Services

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

        The division also produces a range of power conversion products. These include static excitation and synchronizing systems that provide stability for power stations, uninterruptible power supply modular systems, as well as high power rectifiers that convert alternating current (AC) power to direct current (DC) power for very high-amperage applications such as furnaces in aluminum smelters. The division also manufactures solar inverters, wind turbine converters and converters for power protection, grid interconnections, and energy storage and grid stabilization. Rail traction converters and a range of solutions for the charging of electric vehicles are also part of the division's portfolio.

        Discrete Automation and Motion supplies a comprehensive range of electrical motors and generators, including high-efficiency motors that conform to leading environmental and Minimum Energy Performance Standards (MEPS). Efficiency is an important selection criterion for customers, because electric motors account for nearly two-thirds of the electricity consumed by industrial plants. The Discrete Automation and Motion division manufactures synchronous motors for the most demanding applications and a full range of low- and high-voltage induction motors, for both IEC (International Electrotechnical Commission) and NEMA (National Electrical Manufacturers Association) standards.

        The Discrete Automation and Motion division offers robots, controllers and software systems and services for the automotive manufacturers and their sub-suppliers as well as for general manufacturing industries, to improve product quality, productivity and consistency in manufacturing processes. Robots are also used in activities or environments which may be hazardous to employee health and safety, such as repetitive lifting, dusty, hot or cold rooms, or painting booths. In the automotive industry, the robot products and systems are used in such areas as press shop, body shop, paint shop, power train assembly, trim and final assembly. General industry segments in which robotics solutions are used range from metal fabrication, foundry, plastics, food and beverage, chemicals and pharmaceuticals to consumer electronics, solar and wood. Typical general industry applications include welding, material handling, painting, picking, packing and palletizing.

        The division also offers services that complement its products, including design and project management, engineering, installation, training and life-cycle care, energy efficiency appraisals and preventive maintenance.

  Customers

        The Discrete Automation and Motion division serves a wide range of customers. Customers include machinery manufacturers, process industries such as pulp and paper, oil and gas, and metals and mining companies, hybrid and batch manufacturers such as food and beverage companies, rail equipment manufacturers, discrete manufacturing companies, utilities and renewable energy suppliers, particularly in the wind and solar sectors, as well as customers in the automotive industry.

  Sales and Marketing

        Sales are made both through direct sales forces as well as through third-party channel partners, such as distributors, wholesalers, installers, machine builders and OEMs, system integrators, and panel builders. The proportion of direct sales compared to channel partner sales varies among the different industries, product technologies and geographic markets.

  Competition

        The Discrete Automation and Motion division's principal competitors vary by product line but include Alstom, Fanuc Robotics, Kuka Robot Group, Rockwell Automation, Schneider, Siemens, Yaskawa, SMA and WEG Industries.

  Capital Expenditures

        The Discrete Automation and Motion division's capital expenditures for property, plant and equipment totaled $214 million in 2013, compared to $197 million and $202 million in 2012 and in 2011, respectively. Principal investments in 2013 were primarily related to equipment replacement and upgrades. Geographically, in 2013, the Americas represented 51 percent of the capital expenditures, followed by Europe (34 percent), Asia (13 percent) and MEA (2 percent).

Low Voltage Products Division

  Overview

        The Low Voltage Products division helps customers to improve productivity, save energy and increase safety. The division offers a wide range of products and systems, with related services, that provide protection, control and measurement for electrical installations, enclosures, switchboards, electronics and electromechanical devices for industrial machines and plants. The main applications are in industry, building, infrastructure, rail and sustainable transportation, renewable energies and e-mobility applications.

        The Low Voltage Products division had approximately 31,700 employees as of December 31, 2013, and generated $7.7 billion of revenues in 2013.

        A majority of the division's revenues comes from sales through distributors, wholesalers, OEMs, system integrators, and panel builders, although a portion of the division's revenues comes from direct sales to end users and utilities.

  Products and Services

        The Low Voltage Products division offering covers a wide range of products and services including low-voltage switchgears, breakers, switches, control products, DIN-rail components, automation and distribution enclosures, wiring accessories and installation material for any kind of application.

        The division offers solutions for restoring service rapidly in case of a fault and providing optimum protection of the electrical installation and people using such installation. The product offering ranges from miniature circuit breakers to high-capacity molded-case and air circuit breakers, and includes safety switches used for power distribution in factories and buildings, fuse gear systems for short circuit and overload protection as well as cabling and connection components.

        The Low Voltage Products division also offers terminal blocks and printed circuit board connectors used by panel builders and OEMs to produce standard distribution and control panels as well as specialized applications in industries such as traction, energy, maritime, explosive atmospheres and electronics. In addition, the division offers a range of contactors, soft starters, starters, proximity sensors, safety products for industrial protection, limit switches and manual motor starters, along with electronic relays and overload relays.

        The division provides smart home and intelligent building control systems, also known as KNX protocol, a complete system for all energy-reducing building application areas such as lighting and shutters, heating, ventilation, cooling and security. In addition, the division's IEC and NEMA compliant switchgear technology integrates intelligent motor and feeder control solutions to enhance protection, digital control, condition monitoring and plant-wide data access by process control systems, electrical control systems and other plant computers.

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

  Capital Expenditures

        The Low Voltage Products division's capital expenditures for property, plant and equipment totaled $204 million in 2013, compared to $208 million and $149 million in 2012 and 2011, respectively. Investments in 2013 related to investments in production capacity and productivity improvements throughout the division's global footprint. Geographically, in 2013, Europe represented 43 percent of the capital expenditures, followed by the Americas (34 percent), Asia (22 percent) and MEA (1 percent).

Process Automation Division

  Overview

        The Process Automation division provides products, systems, and services for the automation and electrification of industrial processes. Our core industries are pulp and paper, metals, minerals and mining, chemical, oil and gas, and marine. Each industry has unique business drivers, yet share common requirements for operational productivity, safety, energy efficiency, minimal project risk and environment compliance. The division's core competence is the application of automation and electrification technologies to solve these generic requirements, but tailored to the characteristics of each of its core industries. The division is organized around industry and product businesses along with a specialized business focusing on performance-based outsourced maintenance contracts. The division had approximately 25,900 employees as of December 31, 2013, and generated revenues of $8.5 billion in 2013.

        The Process Automation division offering is made available as separately sold products or as part of a total automation system. The division's technologies are sold both through direct sales forces and third-party channels.

  Products and Services

        The Process Automation division offers standalone products, engineered systems and services for process control and measurement, safety, plant electrification, information management, assets management and industry-specific applications for a variety of industries, primarily pulp and paper, metals, minerals and mining, chemical, oil and gas, marine, pharmaceuticals and the power industry. Some of the Discrete Automation and Motion, Power Products and Low Voltage Products divisions' products are integrated into the process control and electrification systems offered by the Process Automation division.

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

        We also offer a complete range of lifecycle services across all of our customer segments to help customers optimize their assets. Demand for our process automation services is increasing as our customers seek to increase productivity by improving the performance of existing equipment.

  Customers

        The Process Automation division's end customers are primarily companies in the oil and gas, minerals and mining, metals, pulp and paper, chemicals and pharmaceuticals, and the marine industries. Customers for this division are looking for complete automation and electrification solutions which demonstrate value mainly in the areas of lower capital costs, increased plant availability, lower lifecycle costs and reduced project costs.

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

  Capital Expenditures

        The Process Automation division's capital expenditures for property, plant and equipment totaled $68 million in 2013, compared to $91 million and $72 million in 2012 and 2011, respectively. Principal investments in 2013 were in factory equipment, and training and service facilities. Geographically, in 2013, Europe represented 65 percent of the capital expenditures, followed by Asia (20 percent), the Americas (12 percent) and MEA (3 percent).

Power Products Division

  Overview

        Our Power Products division primarily serves electric, gas and water utilities as well as industrial and commercial customers, with a vast portfolio of products and services across a wide voltage range to facilitate power generation, transmission and distribution. Direct sales account for a significant part of the division's total revenues, and external channel partners, such as wholesalers, distributors and OEMs, account for the rest. Key technologies include high- and medium-voltage switchgear, circuit breakers for a range of current ratings and voltage levels, power, distribution, traction and other special transformers, as well as products to help control and protect electrical networks. The division had approximately 35,600 employees as of December 31, 2013, and generated $11.0 billion of revenues in 2013.

  Products and Services

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

        The high-voltage products business supplies high-voltage equipment, ranging from 50 to 1,200 kilovolts, mainly to power transmission utilities and also serves industrial customers. This equipment primarily enables the transmission grid to operate more reliably and efficiently with minimum environmental impact. As part of its portfolio, this business designs and manufactures a range of air-, gas-insulated and hybrid switchgear, generator circuit breakers, capacitors, high-voltage circuit breakers, surge arresters, instrument transformers, cable accessories and a variety of high-voltage components. This is supported by a range of service solutions to support the products throughout their life cycle.

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

  Sales and Marketing

        The Power Products division sells its products individually and as part of wider solutions through our systems divisions. Direct sales account for a significant part of the division's business and the rest are sold through external channel partners, such as wholesalers, distributors, system integrators, EPCs and OEMs. As the Power Products and Power Systems divisions share many of the same customers and technologies and are influenced by similar market drivers, they also have a common front-end sales organization to maximize market synergies and coverage across countries, regions, and sectors for the entire power portfolio.

  Competition

        On a global basis, the main competitors for the Power Products division are Siemens, Alstom and Schneider Electric. The division also faces global competition in some product categories from competitors in emerging markets. It also competes in specific geographies with companies such as Eaton Corporation, Hyundai, Hyosung, Crompton Greaves, Larsen & Toubro and Bharat Heavy Electricals.

  Capital Expenditure

        The Power Products division's capital expenditures for property, plant and equipment totaled $252 million in 2013, compared to $259 million and $192 million in 2012 and 2011, respectively. Principal investments in 2013 related to upgrades and expansion of existing facilities in Sweden, China, United States, Germany, and India as well as new factories in China, India, Bulgaria and Poland. Geographically, in 2013, Europe represented 54 percent of the division's capital expenditures, followed by Asia (23 percent), the Americas (20 percent), and MEA (3 percent).

Power Systems Division

  Overview

        Our Power Systems division serves utilities, as well as industrial and commercial customers with system solutions and services for the generation, transmission and distribution of electricity. Turnkey solutions include power plant electrification and automation, bulk power transmission, substations and network management. The division had approximately 20,300 employees as of December 31, 2013, and generated $8.4 billion of revenues in 2013.

  Products and Services

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

        Our Power Generation business is a leading provider of integrated power and automation solutions for all types of power generation plants, including coal, gas, combined-cycle, nuclear, waste-to-energy and a range of renewables including hydro, solar, wind and biomass. With an extensive offering that includes electrical balance of plant and instrumentation and control systems, ABB technologies help optimize performance, improve reliability, enhance efficiency and minimize environmental impact throughout the plant life cycle. The business also serves the water industry, including applications such as pumping stations and desalination plants.

        As part of the Grid Systems business, ABB provides a comprehensive offering of AC and DC transmission systems, which help customers to reduce transmission losses, maximize efficiency and improve grid reliability. ABB pioneered HVDC technology nearly 60 years ago. HVDC technology is designed to reliably and efficiently transmit electrical power over long distances via overhead lines and underground or submarine cables with minimum losses. HVDC is also widely used for grid interconnections. HVDC Light®, a more compact form of ABB's classic HVDC technology, is ideal for linking offshore installations, such as wind farms or oil and gas platforms, to mainland grids and for interconnections, often via subsea links. It is used to transmit electricity. The environmental benefits of HVDC Light®, include neutral electromagnetic fields, oil-free cables and compact converter stations.

        ABB also offers a comprehensive range of land and submarine cables through its Grid Systems business, as well as accessories and services for a range of applications from medium- to high-voltage AC and DC systems. The portfolio includes high-performance XLPE (cross-linked polyethylene) insulated cables for high efficiency transmission systems at voltages up to 320 kilovolts. When it comes to transmission grid solutions, ABB manufactures its own power semiconductors, which is a key enabler for HVDC, flexible alternating current transmission systems (FACTS) and other technologies, serving a range of sectors including transportation and wind.

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

        FACTS technologies are also part of the Substations business offering. FACTS solutions help improve power quality and can significantly increase the capacity of existing AC transmission systems—by as much as 50 percent—while maintaining and improving system reliability. FACTS technologies also boost transmission efficiency, relieve bottlenecks and can be used for the safe integration of intermittent power sources, such as wind and solar, into the grid. By enhancing the capacity of existing transmission infrastructure, FACTS solutions can alleviate the need for capital investment, reducing the time, cost and environmental impact associated with the construction of new generating facilities and transmission lines. By improving efficiency, FACTS technologies help to deliver more power to consumers, reducing the need for more electricity generation, and improving power supply and quality. ABB is a global leader in the growing field of FACTS, and has delivered more than 800 such installations across the world.

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

        Network management systems are key smart-grid enablers by providing automated power systems to incorporate and manage centralized and distributed power generation, intermittent sources of renewable energy, real-time pricing and load-management data. The Ventyx and Mincom acquisitions have made ABB a global leader in enterprise software and services for essential industries such as energy, mining, public infrastructure and transportation. These solutions bridge the gap between information technologies (IT) and operational technologies (OT), enabling clients to make faster, better-informed decisions in both daily operations and long-term planning strategies. Some of the world's largest private and public enterprises rely on Ventyx solutions to minimize risk, enhance operational and financial performance, and execute the right strategies for the future.

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

  Competition

        On a global basis, the Power Systems division faces competition mainly from Siemens and Alstom. Emerson, General Electric, Prysmian and Nexans are additional competitors in parts of the business. The division also sees emerging competitors in specific regions.

  Capital Expenditure

        The Power Systems division's capital expenditures for property, plant and equipment totaled $101 million in 2013, compared to $194 million and $136 million in 2012 and 2011, respectively. Principal investments in 2013 were related to capacity expansion as well as the replacement of existing equipment, particularly in Sweden and in Switzerland. Geographically, in 2013, Europe represented 77 percent of the capital expenditures, followed by the Americas (14 percent), Asia (7 percent) and MEA (2 percent).

Corporate and Other

        Corporate and Other includes headquarters, central research and development, our real estate activities, Group treasury operations and other minor business activities.

        Corporate headquarters and stewardship activities include the operations of our corporate headquarters in Zurich, Switzerland, as well as corresponding subsidiary operations in various countries. These activities cover staff functions with group-wide responsibilities, such as accounting and financial reporting, corporate finance and taxes, planning and controlling, internal audit, legal affairs and compliance, risk management and insurance, corporate communications, information systems, investor relations and human resources.

        Corporate research and development primarily covers our research activities, as our development activities are organized under the five business divisions. We have two global research laboratories, one focused on power technologies and the other focused on automation technologies, which both work on technologies relevant to the future of our five business divisions. Each laboratory works on new and emerging technologies and collaborates with universities and other external partners to support our divisions in advancing relevant technologies and in developing cross-divisional technology platforms. We have corporate research operations in eight countries (United States, Sweden, Switzerland, Poland, China, Germany, Norway and India).

        Corporate and Other had approximately 4,000 employees at December 31, 2013.

CAPITAL EXPENDITURES

        Total capital expenditures for property, plant and equipment and intangible assets (excluding intangibles acquired through business combinations) amounted to $1,106 million, $1,293 million and $1,021 million in 2013, 2012 and 2011, respectively. In 2013 capital expenditures were 16 percent lower than depreciation and amortization, while in 2012 and 2011, capital expenditures exceeded total depreciation and amortization expenses for the respective year. This change is due partly to a reduction in capital expenditures but also to an increase in amortization expense from intangible assets acquired in business combinations.

        Capital expenditures in 2013 remained at a significant level in mature markets, reflecting the geographic distribution of our existing production facilities. Capital expenditures in Europe and North America in 2013 were driven primarily by upgrades and maintenance of existing production facilities, mainly in the United States, Sweden, Switzerland and Germany, as well as new facilities in Sweden and the United States. Capital expenditures in emerging markets were reduced in 2013 compared to 2012, with expenditures, mainly for new facilities, being highest in China, Poland, Brazil and Bulgaria. Capital expenditures in emerging markets were made to increase production capacity by investment in new or expanded facilities. The share of emerging markets capital expenditures as a percentage of total capital expenditures in 2013, 2012 and 2011 was 33 percent, 31 percent and 34 percent, respectively.

        At December 31, 2013 and 2012, construction in progress for property, plant and equipment was $645 million and $627 million, respectively, mainly in Sweden, the United States, Switzerland, Germany and Brazil, while at December 31, 2011, it was $548 million, mainly in Sweden, Switzerland, the United States, Brazil and China.

        Our capital expenditures relate primarily to property, plant and equipment. For 2014, we plan to increase our capital expenditures and estimate the expenditures for property, plant and equipment will be higher than our annual depreciation charge. We anticipate investments will be higher in the Americas and Asia but will decrease in Europe.

SUPPLIES AND RAW MATERIALS

        We purchase a variety of raw materials and products which contain raw materials for use in our production and project execution processes. The primary materials used in our products, by weight, are copper, aluminum, carbon steel, mineral oil and various plastics. We also purchase a wide variety of fabricated products and electronic components. We operate a worldwide supply chain management network with employees dedicated to this function in our businesses and key countries. Our supply chain management network consists of a number of teams, each focusing on different product categories. These category teams, on global, divisional and/or regional level, take advantage of opportunities to leverage the scale of ABB and to optimize the efficiency of our supply networks, in a sustainable manner.

        Our supply chain management organization's activities have continued to expand in recent years, to:

  •
  pool and leverage procurement of materials and services,

  •
  provide transparency of ABB's global spending through a comprehensive performance and reporting system linked to all of our enterprise resource planning (ERP) systems,

  •
  strengthen ABB's supply chain network by implementing an effective product category management structure and extensive competency-based training, and

  •
  monitor and develop our supply base to ensure sustainability, both in terms of materials and processes used.

        We buy many categories of products which contain steel, copper, aluminum, crude oil and other commodities. Continuing global economic growth in many emerging economies, coupled with the volatility in foreign currency exchange rates, has led to significant fluctuations in these raw material costs over the last few years. While we expect global commodity prices to remain highly volatile, some market volatility will be offset through the use of long-term contracts and global sourcing.

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

        Overall, during 2013 supply chain management personnel in our businesses, and in the countries in which we operate, along with the global category teams, continued to focus on value chain optimization efforts in all areas, while maintaining and improving quality and delivery performance.

        In August 2012, the United States Securities and Exchange Commission (SEC) issued its final rules regarding "Conflict Minerals", as required by section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. We have initiated processes, including working with our suppliers, to enable us to comply with these rules, and to assist our customers regarding their disclosure obligations, as required by these "Conflict Minerals" rules. Further information on ABB's Conflict Minerals policy and supplier requirements can be found under "Material Compliance" at www.abb.com/about/supplying

PATENTS AND TRADEMARKS

        As a technology-driven company, we believe that intellectual property rights are crucial to protect the assets of our business. Over the past ten years, we have substantially increased the number of first patent filings, and we intend to continue our aggressive approach to seeking patent protection. Currently, we have more than 24,000 patent applications and registrations, of which about 8,000 are pending. In addition to these patents, we have about 3,000 utility model and design applications and registrations, of which approximately 500 are pending. In 2013, we filed about 1,000 patent, utility model and design applications for approximately 1,500 new inventions. Based on our existing intellectual property strategy, we believe that we have adequate control over our core technologies. The "ABB" trademarks and logo are protected in all of the countries in which we operate. We aggressively defend our intellectual property rights to safeguard the reputation associated with the ABB technology and brand. While these intellectual property rights are fundamental to all of our businesses, there is no dependency of the business on any single patent, utility model or design application.

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

        Our social and environmental efforts include:

  •
  regularly implementing sustainability objectives covering all relevant parts of our operations,

  •
  joining initiatives that foster economic, environmental, social and educational development, and strengthen observance of human rights in business practice,

  •
  making positive contributions in the communities where we operate so they welcome us and consider ABB a good neighbor, an attractive employer and a good investment,

  •
  offering our customers eco-efficient products that save energy and are safe to use, that optimize the use of natural resources, minimize waste and reduce environmental impact over their complete life cycles,

  •
  applying non-financial risk assessment to key business decision-making processes, and to projects,

  •
  sharing our latest technologies with emerging markets by, for example, helping customers in developing countries implement environmentally sound processes and technologies and providing environmental awareness and safety training to our business partners,

  •
  ensuring that our operations and processes comply with applicable environmental and health and safety standards and social legislation. Specifically, every operating unit must implement an environmental management system that seeks to continuously improve its environmental performance and a health and safety management system that similarly seeks to continuously improve health and safety performance,

  •
  ensuring that our social, health and safety and environmental policies are communicated and implemented,

  •
  working towards achieving best practices in occupational health and safety, and ensuring the health and safety of our employees, contractors and others involved in or affected by our activities,

  •
  ensuring that suppliers have sustainability policies and systems that are comparable with our own, and

  •
  continuing our program to decontaminate sites that were polluted by historical manufacturing processes.

        To manage environmental aspects of our own operations, we have implemented environmental management systems according to the ISO 14001 standard at our manufacturing and service sites. For non-manufacturing sites we have implemented an adapted environmental management system in order to ensure management of environmental aspects and continual improvement of performance. Almost all of these sites currently work in compliance with the requirements of the standard (more than 550 sites and offices).

        We have Environmental Product Declarations to communicate the environmental performance of our core products. These describe the significant environmental aspects and impacts of a product line, viewed over its complete life cycle. Declarations are based on Life Cycle Assessment studies, created according to the international standard ISO/TR 14025. Approximately 80 declarations for major product lines are published on our Web site (www.abb.com), some of which have been externally certified by agencies such as DNV (Det Norske Veritas) of Norway and the RINA Management System Certification Society in Italy.

        In 2013, a total of 88 percent of our employees were covered by confirmed data gathered through ABB's formal environmental reporting system that is verified by an independent verification body. The operations of companies acquired during 2013 are not yet covered by our environmental reporting. We expect that this reporting will be implemented in 2014. The remaining parts of our business that are not yet covered by our environmental reporting system, mainly sales, have very limited environmental exposure. A total of 20 environmental incidents were reported in 2013, none of which had a material environmental impact.

        In 2013, a total of 94 percent of employees were covered by confirmed data gathered through ABB's formal social reporting system that is verified by an independent verification body. The operations of companies acquired during 2013 are not yet covered by our social reporting. We expect that this reporting will be implemented in 2014. The remaining parts of our business that are not yet covered by our social reporting system, mainly sales offices in countries where we do not perform manufacturing, have very limited social exposure.

REGULATION

        Our operations are subject to numerous governmental laws and regulations including those governing antitrust and competition, corruption, the environment, securities transactions and disclosures, import and export of products, currency conversions and repatriation, taxation of foreign earnings and earnings of expatriate personnel and use of local employees and suppliers.

        As a reporting company under Section 12 of the U.S. Securities Exchange Act of 1934, we are subject to the FCPA's anti-bribery provisions with respect to our conduct around the world.

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

ORGANIZATIONAL STRUCTURE

        See "Item 6. Directors, Senior Management and Employees—Group structure and shareholders—Group structure" for a list of ABB's significant subsidiaries.

DESCRIPTION OF PROPERTY

        As of December 31, 2013, we occupy real estate in around 100 countries throughout the world. The facilities consist mainly of manufacturing plants, office buildings, research centers and warehouses. A substantial portion of our production and development facilities are situated in the United States, China, Sweden, Italy, Germany, Finland, Switzerland, India, Canada, and Poland. We also own or lease other properties, including office buildings, warehouses, research and development facilities and sales offices in many countries. We own substantially all of the machinery and equipment used in our manufacturing operations.

        From time to time, we have a surplus of space arising from acquisitions, production efficiencies and/or restructuring of operations. Normally, we seek to sell such surplus space which may involve leasing property to third parties for an interim period.

        The net book value of our property, plant and equipment at December 31, 2013, was $6,254 million, of which machinery and equipment represented $2,868 million, land and buildings represented $2,741 million and construction in progress represented $645 million. We believe that our current facilities are in good condition and are adequate to meet the requirements of our present and foreseeable future operations.

Item 4A.    Unresolved Staff Comments

        Not applicable

Item 5.    Operating and Financial Review and Prospects

MANAGEMENT OVERVIEW

        During 2013, we continued to deliver power and automation solutions that help our customers meet the challenges of a rapidly-changing world. Foremost among these are climate change and the need to use electrical energy more efficiently and with less impact on the environment. We addressed the challenges in several ways, as described below.

        One is a long-term commitment to technology leadership in areas such as high-efficiency power transmission; automation and control systems to manage complex industrial processes using less energy; and technologies to capture the full potential of renewable energies, such as wind and solar power. In 2013, for example, we launched Emax 2, the first low-voltage circuit breaker with integrated energy management functions. Replacing existing traditional breakers with the Emax 2 breaker has the potential to achieve annual electricity savings equivalent to the consumption of 1.4 million European Union households per year, corresponding to a 4-million-ton reduction in CO2 emissions. We also entered a five-year joint industry program with the Norwegian oil and gas company, Statoil, to develop transmission, distribution and power-conversion systems for subsea oil and gas installations at depths of up to 3,000 meters. Subsea pumping and gas compression contribute to improved utilization of oil and gas resources through greater recovery rates and reduced production costs. We won an order in April 2013 to provide the world's largest-ever mine hoist system, including a new generation of mine hoist braking technology, for a potash project in Canada by Australia-based mining company BHP Billiton. We also delivered the 262-kilometer East West Interconnector to EirGrid, the Irish transmission system operator. The 500-megawatt transmission connection is the highest capacity link of its kind to go into commercial operation. The interconnector enables cross-border power flows, enhances grid reliability, and allows Ireland to export surplus wind-generated electricity to the United Kingdom. In May 2013, we announced the development of a new technology to power the world's first high-capacity flash charging electric bus system in Geneva, Switzerland. The ultrafast-charging system, with no overhead lines, enables new opportunities for next generation silent, flexible, zero-emission urban mass transportation. ABB was also recognized in February 2013 by the Massachusetts Institute of Technology (MIT) Technology Review for the hybrid HVDC breaker developed in 2012, placing it among the ten most important technology milestones of the past year.

        A second way is our development and manufacturing presence in more than 100 countries around the world. This allows us to meet the needs of our customers faster and with solutions that are better suited to their local requirements. It positions us to benefit from the rapid growth expected in the emerging markets in the coming years while also supporting our large and important markets in the world's mature economies. In 2013, we took further actions to adjust our geographic and portfolio balance, such as the acquisition in September 2013 of Turkey-based ELBI Elektrik to improve our position in the Turkish low-voltage products segment and to expand our existing business in Eastern Europe. We also invested $50 million in new high-voltage switchgear and distribution transformer factories in India and established a joint venture in China to design, manufacture and service high-voltage instrument transformers. Furthermore, our geographic scope provides us with access to a large pool of talented and highly qualified people from very diverse cultural and business backgrounds—a key competitive advantage. In 2013, we generated approximately 46 percent of our revenues from emerging markets.

        A third way is our ability to combine both power and automation technologies into packaged solutions that meet the needs of new growth sectors—such as renewable power generation and electrically-powered automobiles—as well as traditional markets, such as marine. For example, in 2013 we expanded our position in the global solar inverter market through the acquisition of U.S.-based Power-One Inc. (Power-One), aimed at creating the global leader in the most attractive and "intelligent" part of the photovoltaic (PV) value chain. We also announced plans to begin production of solar inverters in South Africa to support the rapidly growing local PV market, adding to our existing capacities in Estonia, India and China. In addition, we were selected by Fastned to supply chargers to more than 200 electric vehicle fast-charging stations in the Netherlands, bringing an electric vehicle fast charger—capable of charging electric vehicles in 15-30 minutes—within 50 kilometers of all of the country's 17 million inhabitants. We also launched the world's first nationwide fast-charging network for electric vehicles in Estonia, using 165 web-connected DC fast chargers and in 2014, we announced a strategic collaboration with Shenzhen BYD Daimler New Technology to supply high-power DC chargers in China over the next six years for Denza. In the marine industry, we delivered to a Norwegian ship owner our first Onboard DC Grid solution, a highly efficient power distribution, automation and electric propulsion system that reduces fuel consumption and emissions by up to 20 percent and the space needed onboard for electrical equipment by up to 30 percent.

        Economic uncertainties continued in 2013 in areas such as sovereign debt levels in Europe and the United States and the pace of economic recovery in various markets. As a result, some of our customers postponed the award of large infrastructure projects, mainly in the utility, mining and metals sectors, which was reflected in lower orders in our power divisions as well as our Process Automation division and, as a result, lower total orders in 2013. However, the broad scope of our business portfolio helped us mitigate some of these developments and we were able to take advantage of areas of growth. For example, our larger exposure to the North American automation market, through the acquisitions of Baldor Electric in 2011 and Thomas & Betts in 2012, allowed us to increase both orders and sales in our Discrete Automation and Motion, and Low Voltage Products divisions. The Process Automation division continued to benefit from investments in the oil and gas sector but experienced some order declines in the mining sector, where our customers have been reducing their capital expenditures in response to low commodity prices and overcapacity. In 2013, we maintained the profitability of our Power Products division despite the continued challenging market environment through successful cost savings and productivity improvements as well as our ability to be more selective in the orders we take, thanks to our broad product and geographic scope. Our Power Systems division experienced weather-related delays in the execution of certain offshore wind projects in December 2013 and some operational issues that affected profitability. Our new management team in the division began to take actions in the fourth quarter to address these issues, largely based on accelerating the repositioning of the division—first announced at the end of 2012—to focus on higher-margin products, systems, services and software activities. Our strong positions in fast-growing emerging markets and selected mature markets, our flexible global production base and technological leadership, as well as the operational improvements we continue to make in our businesses, also supported our business in 2013.

        Foremost among these improvements was the successful reduction of costs to adapt to changing demand. Savings in 2013 amounted to more than $1 billion and were principally achieved by making better use of global sourcing opportunities and eliminating operational and process inefficiencies.

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

        Furthermore, in 2011, we introduced a new target measure of cash return on invested capital (CROI) that we believe provides a more accurate reflection of our operational performance by focusing on cash returns, which are less prone to non-operational accounting adjustments that may be applied to income from operations from time to time. CROI is defined as the total of net cash provided by operating activities and interest paid, as a percentage of capital invested. Capital invested is defined as the total of fixed assets (property, plan and equipment, goodwill, intangibles, and investments in equity-accounted companies) before accumulated depreciation and amortization plus net working capital less deferred tax liabilities recognized in certain acquisitions.

        In September 2013, Ulrich Spiesshofer assumed the role of CEO for the ABB Group and affirmed his intention to maintain continuity in the execution of the 2011-15 strategy. At the same time, he highlighted opportunities to improve the performance of the company in the areas of:

  •
  profitable growth through a combination of improved penetration of existing markets, innovation in technology and ways of going to market, and expansion into attractive markets through both organic growth and by continuing to fill gaps in the business portfolio through bolt-on acquisitions,

  •
  business-led collaboration across our business segments to create more customer value by delivering our combined automation and power portfolio, and

  •
  relentless execution to drive sustainable cost savings, cash flow and capital efficiency and to ensure successful integrations of our acquisitions to maximize the return on investment.

        In February 2014, we announced that we are entering a new strategic planning phase and will communicate the outcome and new long-term targets to drive earnings per share and CROI at our Capital Markets Day in September 2014.

Outlook

        The long-term demand outlook for our businesses remains clearly positive. The need for efficient and reliable electricity transmission and distribution will continue to increase, driven by factors such as: accelerating urbanization in emerging markets; actions to address global warming; the rapidly increasing power needs from digitization; and the refurbishment of aging power grids. At the same time, demand for industrial automation solutions will grow as customers strive to improve productivity, efficiency, product quality, and safety. ABB is well positioned to tap these opportunities for long-term profitable growth with its strong market presence, broad geographic and business scope, technology leadership and financial strength.

        In the short term, there are some positive early-cycle macroeconomic signs, such as strengthening growth in the U.S. and the more encouraging growth in many parts of Europe. However, there are also some uncertainties related to the impacts of quantitative easing and the speed and strength of economic development in the emerging markets, especially China.

        In this market environment, ABB's management team aims to systematically drive profitable organic growth through increased market penetration, generating more revenues from our pipeline of new product innovations, and expanding into new attractive market segments. In addition, management intends to accelerate business-led collaboration, such as further developing the service business, driving the successful integration of acquired businesses and increasing ABB's productivity by focusing internal support activities on the needs of customers. A third priority is relentless execution, especially in the areas of cost savings, cash flow generation and returning the Power Systems division to higher and more consistent returns.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

General

        We prepare our Consolidated Financial Statements in accordance with U.S. GAAP and present these in United States dollars unless otherwise stated.

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

        Revenues under long-term construction-type contracts are generally recognized using the percentage-of-completion method of accounting. We principally use the cost-to-cost method to measure progress towards completion on contracts. Under this method, progress of contracts is measured by actual costs incurred in relation to management's best estimate of total estimated costs, which are reviewed and updated routinely for contracts in progress. The cumulative effect of any change in estimate is recorded in the period in which the change in estimate is determined.

        The percentage-of-completion method of accounting involves the use of assumptions and projections, principally relating to future material, labor and project-related overhead costs. As a consequence, there is a risk that total contract costs will exceed those we originally estimated and the margin will decrease or the long-term construction-type contract may become unprofitable. This risk increases if the duration of a contract increases because there is a higher probability that the circumstances upon which we originally developed estimates will change, resulting in increased costs that we may not recover. Factors that could cause costs to increase include:

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

        Revenues for software license fees are recognized when persuasive evidence of a non-cancelable license agreement exists, delivery has occurred, the license fee is fixed or determinable, and collection is probable. In software arrangements that include rights to multiple software products and/or services, the total arrangement fee is allocated using the residual method, under which revenue is allocated to the undelivered elements based on vendor-specific objective evidence (VSOE) of fair value of such undelivered elements and the residual amounts of revenue are allocated to the delivered elements. Elements included in multiple element arrangements may consist of software licenses, maintenance (which includes customer support services and unspecified upgrades), hosting, and consulting services. VSOE is based on the price generally charged when an element is sold separately or, in the case of an element not yet sold separately, the price established by authorized management, if it is probable that the price, once established, will not change once the element is sold separately. If VSOE does not exist for an undelivered element, the total arrangement fee will be recognized as revenue over the life of the contract or upon delivery of the undelivered element.

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

        These revenue recognition methods require the collectability of the revenues recognized to be reasonably assured. When recording the respective accounts receivable, allowances are calculated to estimate those receivables that will not be collected. These reserves assume a level of default based on historical information, as well as knowledge about specific invoices and customers. The risk remains that actual defaults will vary in number and amount from those originally estimated. As such, the amount of revenues recognized might exceed or fall below the amount which will be collected, resulting in a change in earnings in the future. The risk of deterioration is likely to increase during periods of significant negative industry, economic or political trends.

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

        We may have legal obligations to perform environmental clean-up activities related to land and buildings as a result of the normal operations of our business. In some cases, the timing or the method of settlement, or both are conditional upon a future event that may or may not be within our control, but the underlying obligation itself is unconditional and certain. We recognize a provision for these obligations when it is probable that a liability for the clean-up activity has been incurred and a reasonable estimate of its fair value can be made. The provision is initially recognized at fair value, and subsequently adjusted for accrued interest and changes in estimates. In some cases, we may be able to recover a portion of the costs expected to be incurred to settle these matters. An asset is recorded when it is probable that we will collect such amounts. Provisions for environmental obligations are not discounted to their present value when the timing of payments cannot be reasonably estimated.

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

        Significant differences in actual experience or significant changes in assumptions may materially affect the pension obligations. The effects of actual results differing from assumptions and the changing of assumptions are included in net actuarial loss within "Accumulated other comprehensive loss".

        We recognize actuarial gains and losses gradually over time. Any cumulative unrecognized actuarial gain or loss that exceeds 10 percent of the greater of the present value of the projected benefit obligation (PBO) and the fair value of plan assets is recognized in earnings over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognized in the Consolidated Income Statements.

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

        Holding all other assumptions constant, a 0.25 percentage-point decrease in the discount rate would have increased the PBO related to our defined benefit pension plans by $413 million, while a 0.25 percentage-point increase in the discount rate would have decreased the PBO related to our defined benefit pension plans by $372 million.

        The expected return on plan assets is reviewed regularly and considered for adjustment annually based on current and expected asset allocations and represents the long-term return expected to be achieved. Decreases in the expected return on plan assets result in an increase to pension costs. An increase or decrease of 0.25 percentage-points in the expected long-term rate of asset return would have decreased or increased, respectively, the net periodic benefit cost in 2013 by $25 million.

        The funded status, which can increase or decrease based on the performance of the financial markets or changes in our assumptions, does not represent a mandatory short-term cash obligation. Instead, the funded status of a defined benefit pension plan is the difference between the PBO and the fair value of the plan assets. At December 31, 2013, our defined benefit pension plans were $1,133 million underfunded compared to an underfunding of $1,781 million at December 31, 2012. Our other postretirement plans were underfunded by $236 million and $281 million at December 31, 2013 and 2012, respectively.

        We have multiple non-pension postretirement benefit plans. Our health care plans are generally contributory with participants' contributions adjusted annually. For purposes of estimating our health-care costs, we have assumed health-care cost increases to be 8.15 percent per annum for 2014, gradually declining to 5 percent per annum by 2028 and to remain at that level thereafter.

Income taxes

        In preparing our Consolidated Financial Statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. Tax expense from continuing operations is reconciled from the weighted-average global tax rate (rather than from the Swiss domestic statutory tax rate) as the parent company of the ABB Group, ABB Ltd, is domiciled in Switzerland. Income which has been generated in jurisdictions outside of Switzerland (hereafter "foreign jurisdictions") and has already been subject to corporate income tax in those foreign jurisdictions is, to a large extent, tax exempt in Switzerland. Therefore, generally no or only limited Swiss income tax has to be provided for on the repatriated earnings of foreign subsidiaries. There is no requirement in Switzerland for a parent company of a group to file a tax return of the group determining domestic and foreign pre-tax income and as our consolidated income from continuing operations is predominantly earned outside of Switzerland, corporate income tax in foreign jurisdictions largely determines our global weighted-average tax rate.

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

        Certain countries levy withholding taxes, dividend distribution taxes or additional corporate income taxes (hereafter "withholding taxes") on dividend distributions. Such taxes cannot always be fully reclaimed by the shareholder, although they have to be declared and withheld by the subsidiary. Switzerland has concluded double taxation treaties with many countries in which we operate. These treaties either eliminate or reduce such withholding taxes on dividend distributions. It is our policy to distribute retained earnings of subsidiaries, insofar as such earnings are not permanently reinvested or no other reasons exist that would prevent the subsidiary from distributing them. No deferred tax liability is set up, if retained earnings are considered as permanently reinvested, and used for financing current operations as well as business growth through working capital and capital expenditure in those countries.

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

Business combinations

        The amount of goodwill initially recognized in a business combination is based on the excess of the purchase price of the acquired company over the fair value of the assets acquired and liabilities assumed. The determination of these fair values requires us to make significant estimates and assumptions. For instance, when assumptions with respect to the timing and amount of future revenues and expenses associated with an asset are used to determine its fair value, but the actual timing and amount differ materially, the asset could become impaired. In some cases, particularly for large acquisitions, we may engage independent third-party appraisal firms to assist in determining the fair values.

        Critical estimates in valuing certain intangible assets include but are not limited to: future expected cash flows of the acquired business, brand awareness, customer retention, technology obsolescence and discount rates.

        In addition, uncertain tax positions and tax-related valuation allowances assumed in connection with a business combination are initially estimated at the acquisition date. We reevaluate these items quarterly, based upon facts and circumstances that existed at the acquisition date with any adjustments to our preliminary estimates being recorded to goodwill provided that we are within the twelve-month measurement period. Subsequent to the measurement period or our final determination of the tax allowance's or contingency's estimated value, whichever comes first, changes to these uncertain tax positions and tax-related valuation allowances will affect our provision for income taxes in our Consolidated Income Statements and could have a material impact on our results of operations and financial position. The fair values assigned to the intangible assets acquired are described in "Note 3 Acquisitions" as well as "Note 11 Goodwill and other intangible assets", to our Consolidated Financial Statements.

Goodwill and other intangible assets

        We review goodwill for impairment annually as of October 1, or more frequently if events or circumstances indicate the carrying value may not be recoverable. We use either a qualitative or quantitative assessment method for each reporting unit. The qualitative assessment involves determining, based on an evaluation of qualitative factors, whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, based on this qualitative assessment, it is determined to be more likely than not that the reporting unit's fair value is less than its carrying value, the two-step quantitative impairment test is performed. If we elect not to perform the qualitative assessment for a reporting unit, then we perform the two-step impairment test.

        Our reporting units are the same as our business divisions for Discrete Automation and Motion, Low Voltage Products, Power Products and Power Systems. For the Process Automation division, we determined the reporting units to be one level below the division, as the different products produced or services provided by this division do not share sufficiently similar economic characteristics to permit testing of goodwill on a total division level.

        When performing the qualitative assessment, we first determine, for a reporting unit, factors which would affect the fair value of the reporting unit including: (i) macroeconomic conditions related to the business, (ii) industry and market trends, and (iii) the overall future financial performance and future opportunities in the markets in which the business operates. We then consider how these factors would impact the most recent quantitative analysis of the reporting unit's fair value. Key assumptions in determining the value of the reporting unit include the projected level of business operations, the weighted-average cost of capital, the income tax rate and the terminal growth rate.

        If, after performing the qualitative assessment, we conclude that events or circumstances have occurred which would indicate that it is more likely than not that the fair value of the reporting unit is less than its carrying value, or if we have elected not to perform a qualitative assessment, the two-step quantitative impairment test is performed. In the first step, we calculate the fair value of the reporting unit (using an income approach whereby the fair value is calculated based on the present value of future cash flows applying a discount rate that represents our weighted-average cost of capital) and compare it to the reporting unit's carrying value. Where the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and no further testing is performed. However, if the carrying value of the net assets assigned to the reporting unit is equal to or exceeds the reporting unit's fair value, we would perform the second step of the impairment test. In the second step, we would determine the implied fair value of the reporting unit's goodwill and compare it to the carrying value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill were to exceed its implied fair value, then we would record an impairment loss equal to the difference. Any goodwill impairment losses would be recorded as a separate line item in the income statement in continuing operations, unless related to a discontinued operation, in which case the losses would be recorded in "Income (loss) from discontinued operations, net of tax".

        In 2013, we performed a qualitative assessment for all of our reporting units except for Power Systems where we elected to perform a quantitative test. Based on the qualitative assessments performed in 2013 and 2012 (when the qualitative assessment covered all our reporting units), we determined that it was not more likely than not that the fair value was below the carrying value for these reporting units, and as a result, concluded that it was not necessary to perform the two-step quantitative impairment test. In 2011, under the previous accounting standard, we performed the first step of the two-step impairment test described above on all reporting units. As the fair values of all reporting units in 2011 exceeded their carrying values, we determined that none of the reporting units was at "risk" of failing the goodwill impairment test. Consequently, the second step of the impairment test was not performed and we concluded goodwill was not impaired in 2011.

        The quantitative test for Power Systems was undertaken in response to the low order intake in 2013. The calculated fair value of the Power Systems reporting unit on October 1, 2013, exceeded the reporting unit's carrying value by more than 50 percent and as the carrying value was not zero or negative, we concluded that Power Systems was not "at risk" of failing the goodwill impairment test. Consequently, the second step of the impairment test was not performed.

        The projected future cash flows used in the fair value calculation for Power Systems were based on an approved business plan for the reporting unit which covered a period of four years plus a calculated terminal value. The projected future cash flows required significant estimates and judgments involving variables such as future sales volumes, sales prices, awards of large orders, production and other operating costs, capital expenditures, net working capital requirements and other economic factors. The after-tax weighted-average cost of capital used (9 percent) was based on variables such as the risk-free rate derived from the yield of 10-year U.S. treasury bonds, as well as an ABB-specific risk premium. The terminal value growth rate was assumed to be 1 percent. The mid-term tax rate used in the test was 27 percent. We based our fair value estimates on assumptions we believed to be reasonable, but which are inherently uncertain. Consequently, actual future results may differ from those estimates.

        The assumptions used in the fair value calculation were challenged through the use of sensitivity analysis to determine the impact on the fair value of the reporting unit. Our sensitivity analysis for Power Systems in 2013 showed no significant change in fair values if the assumptions changed. A 1 percentage-point increase in the discount rate would have reduced the calculated fair value by approximately 11 percent, while a 1 percentage-point decrease in the terminal value growth rate would have reduced the calculated fair value by approximately 7.5 percent.

        Intangible assets are reviewed for recoverability upon the occurrence of certain triggering events (such as a decision to divest a business or projected losses of an entity) or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We record impairment charges in "Other income (expense), net", in our Consolidated Income Statements, unless they relate to a discontinued operation, in which case the charges are recorded in "Income (loss) from discontinued operations, net of tax".

NEW ACCOUNTING PRONOUNCEMENTS

        For a description of accounting changes and recent accounting pronouncements, including the expected dates of adoption and estimated effects, if any, on our Consolidated Financial Statements, see "Note 2 Significant accounting policies" to our Consolidated Financial Statements.

RESEARCH AND DEVELOPMENT

        Each year, we invest significantly in research and development. Our research and development focuses on developing and commercializing the technologies of our businesses that are of strategic importance to our future growth. In 2013, 2012 and 2011, we invested $1,470 million, $1,464 million and $1,371 million, respectively, or approximately 3.5 percent, 3.7 percent and 3.6 percent, respectively, of our annual consolidated revenues on research and development activities. We also had expenditures of $274 million, $282 million and $338 million, respectively, or approximately 0.7 percent, 0.7 percent and 0.9 percent, respectively, of our annual consolidated revenues in 2013, 2012 and 2011, on order-related development activities. These are customer- and project-specific development efforts that we undertake to develop or adapt equipment and systems to the unique needs of our customers in connection with specific orders or projects. Order-related development amounts are initially recorded in inventories as part of the work in process of a contract and then are reflected in cost of sales at the time revenue is recognized in accordance with our accounting policies.

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

        Universities are incubators of future technology, and a central task of our research and development team is to transform university research into industry-ready technology platforms. We collaborate with a number of universities and research institutions to build research networks and foster new technologies. We believe these collaborations shorten the amount of time required to turn basic ideas into viable products, and they additionally help us recruit and train new personnel. We have built numerous university partnerships in the U.S., Europe and Asia, including long-term, strategic relationships with the Carnegie Mellon University, Massachusetts Institute of Technology, ETH Zurich, EPFL Lausanne, Chalmers Gothenburg, KTH Stockholm, Cambridge University and Imperial College London. Our collaborative projects include research on materials, sensors, micro-engineered mechanical systems, robotics, controls, manufacturing, distributed power and communication. Common platforms for power and automation technologies are developed around advanced materials, efficient manufacturing, information technology and data communication, as well as sensor and actuator technology.

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

ACQUISITIONS

        During 2013, 2012 and 2011, ABB paid $897 million, $3,643 million and $3,805 million to purchase 7, 9 and 10 new businesses, respectively. The amounts exclude changes in cost and equity investments.

        There were no significant acquisitions in 2013; the largest being Power-One, acquired in July 2013.

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

        For more information on our acquisitions, see "Note 3 Acquisitions" to our Consolidated Financial Statements.

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

        Increases and decreases in the value of the USD against other currencies will affect the reported results of operations in our Consolidated Income Statements and the value of certain of our assets and liabilities in our Consolidated Balance Sheets, even if our results of operations or the value of those assets and liabilities have not changed in their original currency. As foreign exchange rates impact our reported results of operations and the reported value of our assets and liabilities, changes in foreign exchange rates could significantly affect the comparability of our reported results of operations between periods and result in significant changes to the reported value of our assets, liabilities and stockholders' equity.

        While we operate globally and report our financial results in USD, exchange rate movements between the USD and both the euro and the Swiss franc are of particular importance to us due to (i) the location of our significant operations and (ii) our corporate headquarters being in Switzerland.

        The exchange rates between the USD and the EUR and the USD and the CHF at December 31, 2013, 2012 and 2011, were as follows:

Exchange rates into $	2013	2012	2011
EUR 1.00	1.38	1.32	1.29
CHF 1.00	1.12	1.09	1.06

        The average exchange rates between the USD and the EUR and the USD and the CHF for the years ended December 31, 2013, 2012 and 2011, were as follows:

Exchange rates into $	2013	2012	2011
EUR 1.00	1.33	1.29	1.39
CHF 1.00	1.08	1.07	1.13

        When we incur expenses that are not denominated in the same currency as the related revenues, foreign exchange rate fluctuations could affect our profitability. To mitigate the impact of exchange rate movements on our profitability, it is our policy to enter into forward foreign exchange contracts to manage the foreign exchange transaction risk of our operations.

        In 2013, approximately 81 percent of our consolidated revenues were reported in currencies other than USD. The following percentages of consolidated revenues were reported in the following currencies:

  •
  Euro, approximately 19 percent,

  •
  Chinese renminbi, approximately 10 percent,

  •
  Swedish krona, approximately 6 percent, and

  •
  Canadian dollar, approximately 5 percent.

        In 2013, approximately 79 percent of our cost of sales and selling, general and administrative expenses were reported in currencies other than USD. The following percentages of consolidated cost of sales and selling, general and administrative expenses were reported in the following currencies:

  •
  Euro, approximately 18 percent,

  •
  Chinese renminbi, approximately 9 percent,

  •
  Swedish krona, approximately 5 percent, and

  •
  Canadian dollar, approximately 5 percent.

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

        The discussion of our results of operations below provides certain information with respect to orders, revenues, income from operations and other measures as reported in USD (as well as in local currencies). We measure period-to-period variations in local currency results by using a constant foreign exchange rate for all periods under comparison. Differences in our results of operations in local currencies as compared to our results of operations in USD are caused exclusively by changes in currency exchange rates.

        While we consider our results of operations as measured in local currencies to be a significant indicator of business performance, local currency information should not be relied upon to the exclusion of U.S. GAAP financial measures. Instead, local currencies reflect an additional measure of comparability and provide a means of viewing aspects of our operations that, when viewed together with the U.S. GAAP results, provide a more complete understanding of factors and trends affecting the business. As local currency information is not standardized, it may not be possible to compare our local currency information to other companies' financial measures that have the same or a similar title. We encourage investors to review our financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure.

ORDERS

        Our policy is to book and report an order when a binding contractual agreement has been concluded with a customer covering, at a minimum, the price and scope of products or services to be supplied, the delivery schedule and the payment terms. The reported value of an order corresponds to the undiscounted value of revenues that we expect to recognize following delivery of the goods or services subject to the order, less any trade discounts and excluding any value added or sales tax. The value of orders received during a given period of time represents the sum of the value of all orders received during the period, adjusted to reflect the aggregate value of any changes to the value of orders received during the period and orders existing at the beginning of the period. These adjustments, which may in the aggregate increase or decrease the orders reported during the period, may include changes in the estimated order price up to the date of contractual performance, changes in the scope of products or services ordered and cancellations of orders.

        The undiscounted value of revenues we expect to generate from our orders at any point in time is represented by our order backlog. Approximately 11 percent of the value of total orders we recorded in 2013 were "large orders," which we define as orders from third parties involving a value of at least $15 million for products or services. Approximately 43 percent of the total value of large orders in 2013 were recorded by our Power Systems division and approximately 29 percent in our Process Automation division. The Power Products division and the Discrete Automation and Motion division accounted for the remainder of the total large orders recorded during 2013. The remaining portion of total orders recorded in 2013 was "base orders," which we define as orders from third parties with a value of less than $15 million for products or services.

        The level of orders fluctuates from year to year. Portions of our business involve orders for long-term projects that can take months or years to complete and many large orders result in revenues in periods after the order is booked. Consequently, the level of large orders and orders generally cannot be used to accurately predict future revenues or operating performance. Orders that have been placed can be cancelled, delayed or modified by the customer. These actions can reduce or delay any future revenues from the order or may result in the elimination of the order.

PERFORMANCE MEASURES

        We evaluate the performance of our divisions primarily based on orders received, revenues and Operational EBITDA.

        Operational EBITDA represents income from operations excluding depreciation and amortization, restructuring and restructuring-related expenses, and acquisition-related expenses and certain non-operational items, as well as foreign exchange/commodity timing differences in income from operations consisting of: (i) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities).

        See "Note 23 Operating segment and geographic data" to our Consolidated Financial Statements for a reconciliation of the total consolidated Operational EBITDA to income from continuing operations before taxes.

ANALYSIS OF RESULTS OF OPERATIONS

        Our consolidated results from operations were as follows:

($ in millions, except per share data in $)	2013	2012	2011
Orders	38,896	40,232	40,210
Order backlog at December 31,	26,046	29,298	27,508
Revenues	41,848	39,336	37,990
Cost of sales	(29,856)	(27,958)	(26,556)

Gross profit	11,992	11,378	11,434
Selling, general and administrative expenses	(6,094)	(5,756)	(5,373)
Non-order related research and development expenses	(1,470)	(1,464)	(1,371)
Other income (expense), net	(41)	(100)	(23)

Income from operations	4,387	4,058	4,667
Net interest and other finance expense	(321)	(220)	(117)
Provision for taxes	(1,122)	(1,030)	(1,244)

Income from continuing operations, net of tax	2,944	2,808	3,306
Income (loss) from discontinued operations, net of tax	(37)	4	9

Net income	2,907	2,812	3,315
Net income attributable to noncontrolling interests	(120)	(108)	(147)

Net income attributable to ABB	2,787	2,704	3,168

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	2,824	2,700	3,159
Net income	2,787	2,704	3,168
Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	1.23	1.18	1.38
Net income	1.21	1.18	1.38
Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	1.23	1.18	1.38
Net income	1.21	1.18	1.38

        A more detailed discussion of the orders, revenues, Operational EBITDA and income from operations for our divisions follows in the sections of "Divisional analysis" below entitled "Discrete Automation and Motion," "Low Voltage Products," "Process Automation," "Power Products," "Power Systems" and "Corporate and Other." Orders and revenues of our divisions include interdivisional transactions which are eliminated in the "Corporate and Other" line in the tables below.

Orders

				% Change
($ in millions)	2013	2012	2011	2013	2012
Discrete Automation and Motion	9,771	9,625	9,566	2%	1%
Low Voltage Products	7,696	6,720	5,364	15%	25%
Process Automation	8,000	8,704	8,726	(8)%	—
Power Products	10,459	11,040	11,068	(5)%	—
Power Systems	5,949	7,973	9,278	(25)%	(14)%

Operating divisions	41,875	44,062	44,002	(5)%	—
Corporate and Other(1)	(2,979)	(3,830)	(3,792)	n.a.	n.a.

Total	38,896	40,232	40,210	(3)%	—

(1)
Includes interdivisional eliminations

        In 2013, total order volume declined 3 percent (3 percent in local currencies) as lower large orders were not offset by base order growth. Orders were supported by our automation divisions where customer investments to improve operational efficiency and the demand for services increased during the year. The key demand drivers for the power divisions, such as capacity expansion in emerging markets, upgrading of aging infrastructure in mature markets and the integration of renewable energy supplies into power grids, remain intact. Despite strong project tendering activity, some customers have delayed order awards due to macroeconomic uncertainties and this has resulted in order declines in the power divisions compared to 2012.

        Supported by growth in the second half of the year, orders in the Discrete Automation and Motion division grew 2 percent (2 percent in local currencies) in 2013, as higher orders in the Robotics business and the positive impact of acquiring Power-One more than compensated the decreases in the Motors and Generators business. Orders increased 15 percent (14 percent in local currencies) in the Low Voltage Products division, due primarily to the impact of including Thomas & Betts for the full year in 2013 (compared to approximately seven months in 2012). In addition, orders in all businesses in this division grew except the Low Voltage Systems business. Orders in the Process Automation division decreased 8 percent (8 percent in local currencies) as stable orders in the product businesses were more than offset by the impact of lower large orders. Orders decreased 5 percent (5 percent in local currencies) in the Power Products division, mainly driven by lower transformer orders. Significantly lower large orders led to a decline of 25 percent (25 percent in local currencies) in orders in the Power Systems division as customers postponed large investments and as a result of our order selectivity and focus on higher-margin business that is part of the division's strategic repositioning (announced in December 2012).

        During 2013, base orders grew 2 percent (2 percent in local currencies) as the economic environment improved in the second half of 2013. As fewer large orders from projects in the Power Systems and Process Automation divisions were received, large orders declined 31 percent (31 percent in local currencies).

        In 2012, total order volume remained on the same level as 2011 (increased 4 percent in local currencies and was steady, in local currencies, excluding Thomas & Betts) despite challenging markets.

        In 2012, order growth was 1 percent (4 percent in local currencies) in the Discrete Automation and Motion division, reflecting the generally low growth in industrial production in most markets and weakness in the renewable energy sector in 2012. Orders were 25 percent higher in the Low Voltage Products division (29 percent in local currencies) mainly due to Thomas & Betts (flat in local currencies excluding Thomas & Betts). The Process Automation division's orders reached the prior year's level (increase of 4 percent in local currencies) supported by demand from the oil and gas and the mining sectors. Orders in the Power Products division were flat compared to the previous year (increased 3 percent in local currencies) as the distribution sector remained stable and industrial demand was supported by demand from the oil and gas sector. In the Power Systems division, orders declined 14 percent (10 percent in local currencies) as capital expenditures in power infrastructure continued to be restrained due to ongoing economic uncertainties, especially in certain mature economies. Transmission utilities invested selectively, with emerging markets focusing on capacity addition and mature markets focusing mainly on existing grid upgrades.

        Base orders growth slowed in the first half of 2012 as economic growth remained under pressure, however base orders remained on the same level as 2011, primarily driven by demand for industrial automation and energy-saving equipment. In the second half of 2012, base orders increased moderately due to Thomas & Betts. During 2012, base orders grew 3 percent (6 percent in local currencies or 1 percent, in local currencies, excluding Thomas & Betts). Following the double-digit growth in 2011, large orders in 2012 decreased 11 percent (7 percent in local currencies) as fewer large projects were recorded in the power divisions.

        We determine the geographic distribution of our orders based on the location of the customer, which may be different from the ultimate destination of the products' end use. The geographic distribution of our consolidated orders was as follows:

				% Change
($ in millions)	2013	2012	2011	2013	2012
Europe	13,334	13,512	15,202	(1)%	(11)%
The Americas	11,365	12,152	9,466	(6)%	28%
Asia	10,331	10,346	12,103	—	(15)%
Middle East and Africa	3,866	4,222	3,439	(8)%	23%

Total	38,896	40,232	40,210	(3)%	—

        Orders in 2013 declined 6 percent (5 percent in local currencies) in the Americas, driven by lower orders in Brazil and lower large orders in the power sector in the U.S. and Canada. However, orders in the U.S. remained stable as base order growth (due primarily to the impact of including Thomas & Betts for the full year in 2013) compensated lower large power orders. In Asia, orders remained unchanged (increased 1 percent in local currencies) as growth in the automation divisions was offset by lower orders in the power businesses, primarily in India and Australia. China returned to growth as most divisions received higher orders than in the previous year from that country. Europe declined 1 percent (decrease of 3 percent in local currencies), as a moderate increase in the industrial sectors was offset by lower orders in the power divisions. Order growth in Germany, France and Spain mostly compensated declines in Italy, the United Kingdom, Russia as well as in most Nordic countries. Orders decreased in MEA by 8 percent (7 percent in local currencies) as large orders received in Kuwait and the United Arab Emirates could not offset lower large orders from the power sector in Saudi Arabia and Iraq, as well as from the oil and gas sector in Oman.

        In 2012, orders grew 28 percent (32 percent in local currencies) in the Americas due to Thomas & Betts (which operates primarily in the U.S. and Canada), as well as on organic growth in existing businesses. The U.S. recorded higher orders in every division. Additionally, Canada and Brazil remained significant growth areas in this region. In Asia, orders were down 15 percent (13 percent in local currencies) primarily on lower large orders from the power sector in China and India, as well as from the marine sector in South Korea. Europe declined 11 percent (6 percent in local currencies) despite increases in Finland and the United Kingdom, as a $1 billion offshore wind order in Germany received in 2011 was not repeated in 2012, as well as on lower orders in Sweden, Norway and Italy. Orders grew in MEA by 23 percent (28 percent in local currencies) on large orders from the power sector in Saudi Arabia, solar power orders in South Africa as well as orders from the oil and gas sector in Oman.

Order backlog

	December 31,			% Change
($ in millions)	2013	2012	2011	2013	2012
Discrete Automation and Motion	4,351	4,426	4,120	(2)%	7%
Low Voltage Products	1,057	1,117	887	(5)%	26%
Process Automation	5,772	6,416	5,771	(10)%	11%
Power Products	7,946	8,493	8,029	(6)%	6%
Power Systems	9,435	12,107	11,570	(22)%	5%

Operating divisions	28,561	32,559	30,377	(12)%	7%
Corporate and Other(1)	(2,515)	(3,261)	(2,869)	n.a.	n.a.

Total	26,046	29,298	27,508	(11)%	7%

(1)
Includes interdivisional eliminations

        In 2013, consolidated order backlog declined 11 percent (10 percent in local currencies) with decreases in all divisions but primarily decreases in the Power Systems and Process Automation divisions. The decrease in the Power Systems division was due mainly to customers postponing investments, resulting in delays in the award of large orders, as well as reduced order intake resulting from the division's increased project selectivity, as part of the division's repositioning announced in December 2012. Order backlog in the Process Automation division decreased primarily due to a reduction in large orders received in the industrial sector. Despite an improvement of the macroeconomic environment in the second half of the year, order backlog in the Low Voltage Products division as well as in the Discrete Automation and Motion division was below the respective levels at the end of 2012.

        In 2012, order backlog increased 7 percent (5 percent in local currencies) compared to 2011. Although global economic conditions remained challenging, order backlog increased in 2012 in the Discrete Automation and Motion division. While the Low Voltage Products division grew, a substantial portion of the increase in the order backlog was due to Thomas & Betts. The order backlog in the Process Automation division grew on orders from the mining as well as the oil and gas sectors. The order backlog in the Power Products division grew in all businesses in 2012 while the Power Systems division also increased its order backlog despite a lower level of large orders.

Revenues

				% Change
($ in millions)	2013	2012	2011	2013	2012
Discrete Automation and Motion	9,915	9,405	8,806	5%	7%
Low Voltage Products	7,729	6,638	5,304	16%	25%
Process Automation	8,497	8,156	8,300	4%	(2)%
Power Products	11,032	10,717	10,869	3%	(1)%
Power Systems	8,375	7,852	8,101	7%	(3)%

Operating divisions	45,548	42,768	41,380	7%	3%
Corporate and Other(1)	(3,700)	(3,432)	(3,390)	n.a.	n.a.

Total	41,848	39,336	37,990	6%	4%

(1)
Includes interdivisional eliminations

        Revenues in 2013 increased 6 percent (7 percent in local currencies) due primarily to execution from prior year's high order backlog and due to the impact of including Thomas & Betts for the full year in 2013.

        Revenues rose 5 percent (5 percent in local currencies) in the Discrete Automation and Motion division as the Robotics business grew for the fourth consecutive year. In the Low Voltage Products division, revenues grew 16 percent (16 percent in local currencies) as most businesses recorded higher revenues, and due to the impact of including Thomas & Betts for the full year in 2013. Revenues in the Process Automation division, were 4 percent (5 percent in local currencies) higher in 2013, supported by the execution of orders from the 2012 order backlog, especially in the marine, mining, and oil and gas sectors. Revenues in the Power Products division increased 3 percent (3 percent in local currencies), as all businesses reported higher revenues, assisted by strong order execution from the 2012 order backlog. In the Power Systems division, revenues increased 7 percent (8 percent in local currencies) on execution from the 2012 order backlog, led by the Power Generation and Grid Systems businesses.

        In 2012, revenues increased 4 percent (7 percent in local currencies) based on a solid order level recorded in the previous year, as well as on the impact of Thomas & Betts. Excluding Thomas & Betts, revenues were steady, decreasing 1 percent despite a difficult economic environment (increase of 3 percent in local currencies).

        In 2012, revenues rose 7 percent (10 percent in local currencies) in the Discrete Automation and Motion division, as the Robotics business continued to grow at a double-digit rate. In the Low Voltage Products division, revenues grew 25 percent (29 percent in local currencies); excluding Thomas & Betts, revenues decreased 4 percent (stable in local currencies) following double-digit growth in 2011. Revenues in the Process Automation division were 2 percent lower but increased 2 percent in local currencies supported by demand from oil and gas related sectors, while revenues declined in other businesses such as Turbochargers and Full Service. Revenues in the Power Products division declined 1 percent (increased 2 percent in local currencies) impacted by lower revenues from the Transformers business. In the Power Systems division, revenues were 3 percent lower but increased 2 percent in local currencies, as orders recorded in the previous year were executed and translated into revenues.

        We determine the geographic distribution of our revenues based on the location of the customer, which may be different from the ultimate destination of the products' end use. The geographic distribution of our consolidated revenues was as follows:

				% Change
($ in millions)	2013	2012	2011	2013	2012
Europe	14,385	14,073	14,657	2%	(4)%
The Americas	12,115	10,699	9,043	13%	18%
Asia	11,230	10,750	10,136	4%	6%
Middle East and Africa	4,118	3,814	4,154	8%	(8)%

Total	41,848	39,336	37,990	6%	4%

        In 2013, revenues in Europe increased 2 percent (flat in local currencies) with higher revenues in all divisions except Power Systems. Revenue increases in Sweden, Norway, United Kingdom, Finland, France and the Netherlands more than offset revenue declines in Germany, Italy, Switzerland and Spain. Revenues from the Americas increased 13 percent (15 percent in local currencies) with higher revenues in all five divisions, and from the impact of including Thomas & Betts for the full year in 2013. Revenues increased at a double-digit rate in the U.S., Canada and Brazil, the main markets in this region. Revenues from Asia increased 4 percent (6 percent in local currencies) with stable or higher revenues in all divisions except Power Products. The revenue increase in Asia was due to higher revenues from the Low Voltage Products division, as well as the successful execution, in the Process Automation division, of marine orders for the oil and gas sector in China and South Korea. In India revenues grew moderately. Revenues in MEA grew by 8 percent (11 percent in local currencies) primarily from increases in the Power Products division, while revenues from the oil and gas sector declined. Saudi Arabia, South Africa and Iraq recorded significant revenue increases.

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

Cost of sales

        Cost of sales consists primarily of labor, raw materials and component costs but also includes indirect production costs, expenses for warranties, contract and project charges, as well as order-related development expenses incurred in connection with projects for which corresponding revenues have been recognized.

        In 2013, cost of sales increased 7 percent (8 percent in local currencies) to $29,856 million. As a percentage of revenues, cost of sales increased from 71.1 percent in 2012 to 71.3 percent in 2013. Despite margin improvements in the Low Voltage Products division, cost of sales as a percentage of revenues increased due to a negative business mix and margin reductions on the execution of lower margin orders from the backlog in the Power Products division. Furthermore, additional negative impacts from project-related charges in the Power Systems division were recorded. Cost of sales as a percentage of service revenues decreased due to productivity gains and a positive business mix.

        In 2012, cost of sales increased 5 percent (9 percent in local currencies) to $27,958 million. Excluding the impact from Thomas & Betts, cost of sales increased 1 percent (5 percent in local currencies). As a percentage of revenues, cost of sales increased to 71.1 percent from 69.9 percent in 2011. Higher cost of sales as a percentage of revenues is the result of price erosion on the execution of order backlog, an unfavorable business mix arising from a higher proportion of revenues generated from lower margin types of businesss, margin erosion in certain projects and charges associated with repositioning the Power Systems division. Such cost increases were partly compensated by cost saving initiatives.

Selling, general and administrative expenses

        The components of selling, general and administrative expenses were as follows:

($ in millions)	2013	2012	2011
Selling expenses	4,071	3,862	3,533
Selling expenses as a percentage of orders received	10.5%	9.6%	8.8%
General and administrative expenses	2,023	1,894	1,840
General and administrative expenses as a percentage of revenues	4.8%	4.8%	4.8%

Total selling, general and administrative expenses	6,094	5,756	5,373

Total selling, general and administrative expenses as a percentage of revenues	14.6%	14.6%	14.1%
Total selling, general and administrative expenses as a percentage of the average of orders received and revenues	15.1%	14.5%	13.7%

        In 2013, selling expenses increased 5 percent (5 percent in local currencies) mainly due to the increase in the number of sales-related employees added in certain key markets.

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

        In 2013, general and administrative expenses increased 7 percent (7 percent in local currencies) driven partly by the incremental costs of newly-acquired companies and investment in information technology infrastructure. However, general and administrative expenses as a percentage of revenues, remained unchanged.

        In 2012, general and administrative expenses increased 3 percent (6 percent in local currencies). Excluding Thomas & Betts, general and administrative expenses declined 5 percent (2 percent in local currencies), reflecting tighter cost control throughout the organization. As a percentage of revenues, general and administrative expenses remained unchanged.

        In 2013, selling, general and administrative expenses increased 6 percent (6 percent in local currencies). As a percentage of the average of orders and revenues, selling, general and administrative expenses increased 0.6 percentage-points to 15.1 percent, primarily due to the decrease in orders received and increased selling expenses (explained above).

        In 2012, selling, general and administrative expenses increased 7 percent (11 percent in local currencies). Excluding Thomas & Betts, selling, general and administrative expenses increased 1 percent (5 percent in local currencies). As a percentage of the average of orders and revenues, selling, general and administrative expenses increased 0.8 percentage-points to 14.5 percent as orders intake was flat.

Non-order related research and development expenses

        In 2013, non-order related research and development expenses remained flat (declined 1 percent in local currencies).

        In 2012, non-order related research and development expenses increased 7 percent (11 percent in local currencies), mainly due to increased research and development activities, as well as to the incremental costs of newly-acquired companies.

        Non-order related research and development expenses as a percentage of revenues decreased to 3.5 percent in 2013, after increasing slightly to 3.7 percent in 2012 from 3.6 percent in 2011.

Other income (expense), net

($ in millions)	2013	2012	2011
Restructuring and restructuring-related expenses(1)	(45)	(54)	(26)
Net gains on sale of assets	15	28	40
Asset impairments	(29)	(111)	(29)
Income from equity-accounted companies and other income (expense)	18	37	(8)

Total	(41)	(100)	(23)

(1)
Excluding asset impairments

        "Other income (expense), net" primarily includes certain restructuring and restructuring-related expenses, gains or losses from the sale of businesses and sale of property, plant and equipment, recognized asset impairments, as well as license income and our share of income or loss from equity-accounted companies. "Other income (expense), net" decreased to an expense of $41 million from $100 million in 2012, mostly due to the impact in 2012 of $87 million of impairments recognized for certain equity-method investments. "Other income (expense), net" increased to an expense of $100 million in 2012 from $23 million in 2011, due primarily to the $87 million of impairments recorded in 2012.

Income from operations

				% Change
($ in millions)	2013	2012	2011	2013	2012
Discrete Automation and Motion	1,458	1,469	1,294	(1)%	14%
Low Voltage Products	1,092	856	904	28%	(5)%
Process Automation	990	912	963	9%	(5)%
Power Products	1,331	1,328	1,476	—	(10)%
Power Systems	171	7	548	n.a.	n.a.

Operating divisions	5,042	4,572	5,185	10%	(12)%
Corporate and Other	(650)	(524)	(542)	24%	(3)%
Intersegment elimination	(5)	10	24

Total	4,387	4,058	4,667	8%	(13)%

        In 2013 and 2012, changes in income from operations were a result of the factors discussed above and in the divisional analysis below.

Net interest and other finance expense

        Net interest and other finance expense consists of "Interest and dividend income" offset by "Interest and other finance expense".

        "Interest and other finance expense" includes interest expense on our debt, the amortization of upfront costs associated with our credit facility and our debt securities, commitment fees on our credit facility and exchange losses on financial items, offset by gains on marketable securities and exchange gains on financial items.

($ in millions)	2013	2012	2011
Interest and dividend income	69	73	90
Interest and other finance expense	(390)	(293)	(207)

Net interest and other finance expense	(321)	(220)	(117)

        In 2013, "Interest and dividend income" declined compared to 2012, mainly resulting from lower cash and equivalents, and marketable securities and short-term investments balances during 2013.

        In 2012, "Interest and dividend income" declined compared to 2011, due primarily to the impact of lower market interest rates for certain currencies, mainly the euro.

        In 2013, "Interest and other finance expense" increased compared to 2012, mainly resulting from (i) the increase in interest expense, as bonds issued in 2012 were outstanding for a full year in 2013, and (ii) interest expense in 2012 included a release of provisions for expected interest due on certain income tax obligations, primarily due to the favorable resolution of a tax dispute—see "Note 16 Taxes" to our Consolidated Financial Statements.

        In 2012, "Interest and other finance expense" increased compared to 2011, primarily reflecting (i) higher interest expense due to higher debt (resulting from the issuance of bonds in 2012), partially offset by (ii) the impact of a net release of provisions for expected interest due on tax penalties, as described above.

Provision for taxes

($ in millions)	2013	2012	2011
Income from continuing operations, before taxes	4,066	3,838	4,550
Provision for taxes	(1,122)	(1,030)	(1,244)
Effective tax rate for the year	27.6%	26.8%	27.3%

        The provision for taxes in 2013 included a net increase in valuation allowance on deferred taxes of $31 million, as we determined it was not more likely than not that such deferred tax assets would be realized. This amount included an expense of $104 million related to certain of our operations in Central Europe and South America. It also included a benefit of $42 million related to certain of our operations in Central Europe.

        The provision for taxes in 2012 included a net increase in valuation allowance on deferred taxes of $44 million, as we determined it was not more likely than not that such deferred tax assets would be realized. This amount included $36 million related to certain of our operations in Central Europe.

        The provision for taxes in 2011 included the net reduction in valuation allowance on deferred taxes of approximately $22 million, as we determined it was more likely than not that such deferred tax assets would be realized.

        The provision for taxes in 2013, 2012 and 2011, also included tax credits, arising in foreign jurisdictions, for which the technical merits did not allow a benefit to be taken.

Income from continuing operations, net of tax

        As a result of the factors discussed above, income from continuing operations, net of tax, increased $136 million to $2,944 million in 2013 compared to 2012, and decreased $498 million to $2,808 million in 2012 compared to 2011.

Income (loss) from discontinued operations, net of tax

        The loss (net of tax) from discontinued operations for 2013 related primarily to provisions for certain environmental obligations. The income from discontinued operations, net of tax, for 2012 and 2011 was not significant.

Net income attributable to ABB

        As a result of the factors discussed above, net income attributable to ABB increased $83 million to $2,787 million in 2013 compared to 2012, and decreased $464 million to $2,704 million in 2012 compared to 2011.

Earnings per share attributable to ABB shareholders

(in $)	2013	2012	2011
Income from continuing operations, net of tax:
Basic	1.23	1.18	1.38
Diluted	1.23	1.18	1.38
Net income attributable to ABB:
Basic	1.21	1.18	1.38
Diluted	1.21	1.18	1.38

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

Divisional analysis

Discrete Automation and Motion

        The financial results of our Discrete Automation and Motion division were as follows:

				% Change
($ in millions)	2013	2012	2011	2013	2012
Orders	9,771	9,625	9,566	2%	1%
Order backlog at December 31,	4,351	4,426	4,120	(2)%	7%
Revenues	9,915	9,405	8,806	5%	7%
Income from operations	1,458	1,469	1,294	(1)%	14%
Operational EBITDA	1,783	1,735	1,664	3%	4%

Orders

        Orders in 2013 were up 2 percent (2 percent in local currencies) as both the growth in orders in our Robotics business and the impact of including Power-One (acquired July 2013) were partly offset by decreases in orders in our Motors and Generators business. Orders were negatively impacted by weak industrial demand in mature markets and reduced growth rates in emerging markets compared to 2012. In the Robotics business, strong demand from the automotive sector generated high levels of orders, while orders in the Motors and Generators business were lower due to weak market demand for industrial motors. In addition, orders increased due to large orders received from rail customers in our Power Conversion business. Orders in the Drives and Controls business were steady compared to 2012.

        In 2012, orders were flat (up 4 percent in local currencies) due to slower industrial growth globally in a more challenging macroeconomic environment. Lower demand from the renewable energy sector was offset by increased volumes from large orders in other sectors. The highest growth was achieved in the Robotics business due to several larger automotive orders. Growth was also recorded in our Motors and Generators business.

        The geographic distribution of orders for our Discrete Automation and Motion division was as follows:

(in %)	2013	2012	2011
Europe	38	37	37
The Americas	32	34	32
Asia	27	26	28
Middle East and Africa	3	3	3

Total	100	100	100

        In 2013, the geographic distribution of our orders remained similar to 2012. Large orders in the Robotics business contributed to the increase in the share of orders from Asia, while fewer large orders were received in the Americas, reducing its share. In addition, the weak demand for motors in the U.S. also reduced the share of orders from the Americas. The share of orders from Europe increased slightly due to several larger traction orders in our Power Conversion business.

        In 2012, the share of orders in the Americas increased due to double-digit growth in South America, as well as single-digit growth in North America. The share of orders in Europe was unchanged compared to 2011, as double-digit growth in the United Kingdom and Finland was offset by a decline in Germany and Spain. The share in Asia declined due to slower industrial growth and the weakening of the renewable energy business. Orders from MEA showed double-digit growth while its share of total orders remained at the same level, compared to 2011, as orders in other regions also increased.

Order backlog

        Order backlog in 2013 was 2 percent lower (1 percent in local currencies) compared to 2012, as both an increase in order backlog in Robotics and the increase in order backlog from acquiring Power-One were offset by a decrease in order backlog in the Drives and Controls, and Motors and Generators businesses.

        Order backlog in 2012 grew 7 percent (6 percent in local currencies) as the order intake from large orders increased in our Robotics and Motors and Generators businesses, which have a longer execution time.

Revenues

        In 2013, revenues increased 5 percent (5 percent in local currencies) due to the impact of including Power-One as well as growth in the Robotics and Drives and Controls businesses. However, revenue decreases in the Motors and Generator business lowered the overall growth rate of the division.

        In 2012, revenues grew 7 percent (6 in local currencies) due to higher execution from the backlog in the Robotics business as well as in the Drives and Controls business. The Motors and Generators business reported single-digit growth in revenues compared to 2011.

        The geographic distribution of revenues for our Discrete Automation and Motion division was as follows:

(in %)	2013	2012	2011
Europe	39	37	38
The Americas	32	33	32
Asia	26	27	27
Middle East and Africa	3	3	3

Total	100	100	100

        In 2013, Europe's share of total revenues increased as several large projects were executed from the 2012 order backlog. Revenue growth was achieved in Sweden, Norway, Italy, Finland and Switzerland. The share of the Americas decreased as revenue growth in Brazil and Canada was offset by a revenue decrease in the U.S. Asia's share of revenues declined as revenues in India, Australia and South Korea were lower than 2012, while China recorded moderate growth.

        In 2012, the share of revenues from the Americas increased due to higher orders. Revenues in Europe grew due to the solid execution of the order backlog but Europe's share was lower as revenues in the other regions grew faster. Asia achieved single-digit revenue growth but its share remained at the same level as 2011, as the revenues in other regions grew faster.

Income from operations

        In 2013, income from operations was stable compared to 2012. The benefit of higher revenues was offset by a reduction in operating margins, primarily due to changes in product mix. In addition, higher depreciation expense, the costs of acquiring Power-One and higher restructuring-related costs compared with 2012, negatively impacted income from operations in 2013. Depreciation and amortization increased to $285 million in 2013, mainly due to the acquisition of Power-One.

        In 2012, income from operations grew 14 percent compared to 2011, mainly due to higher revenues. The increase was primarily due to increases in the Robotics and Motors and Generators businesses. Acquisition-related expenses and certain non-operational items in 2012, of $8 million, were mainly transaction costs relating to the acquisition of Newave in Switzerland. Such acquisition-related expenses were substantially lower than the $90 million recorded in 2011, which included expenses related to the acquisition of Baldor. Depreciation and amortization increased to $263 million in 2012, mainly due to the acquisition of Newave.

Operational EBITDA

        The reconciliation of income from operations to Operational EBITDA for the Discrete Automation and Motion division was as follows:

($ in millions)	2013	2012	2011
Income from operations	1,458	1,469	1,294
Depreciation and amortization	285	263	251
Restructuring and restructuring-related expenses	19	(4)	10
Acquisition-related expenses and certain non-operational items	33	8	90
FX/commodity timing differences in income from operations	(12)	(1)	19

Operational EBITDA	1,783	1,735	1,664

        In 2013, Operational EBITDA increased 3 percent compared to 2012, primarily due to the reasons described under "Income from operations", excluding the explanations related to the reconciling items in the table above.

        In 2012, Operational EBITDA increased 4 percent compared to 2011, primarily due to the reasons described under "Income from operations", excluding the explanations related to the reconciling items in the table above.

Fiscal year 2014 outlook

        The uncertainty around the growth prospects in Europe and North America affects our business forecast. Orders and revenues are expected to grow in 2014, especially in emerging markets. We expect that the need for improved energy efficiency and productivity in a wide range of industries will continue to support the demand for automation solutions and energy-efficient products provided by the Discrete Automation and Motion division.

Low Voltage Products

        The financial results of our Low Voltage Products division were as follows:

				% Change
($ in millions)	2013	2012	2011	2013	2012
Orders	7,696	6,720	5,364	15%	25%
Order backlog at December 31,	1,057	1,117	887	(5)%	26%
Revenues	7,729	6,638	5,304	16%	25%
Income from operations	1,092	856	904	28%	(5)%
Operational EBITDA	1,468	1,219	1,059	20%	15%

Orders

        Orders increased 15 percent (14 percent in local currencies) in 2013, driven primarily by the impact of including Thomas & Betts for the full year in 2013. In addition, orders grew moderately in most product businesses, while in the systems business orders decreased.

        Order growth in 2012 of 25 percent (29 percent in local currencies) was driven by the contribution from Thomas & Betts, which was acquired in May 2012. Excluding Thomas & Betts, orders decreased 4 percent (flat in local currencies). There was moderate growth in the systems business, while the product businesses decreased.

        The geographic distribution of orders for our Low Voltage Products division was as follows:

(in %)	2013	2012	2011
Europe	39	43	55
The Americas	32	26	9
Asia	22	24	28
Middle East and Africa	7	7	8

Total	100	100	100

        In 2013, the share of orders from the Americas increased and the share of orders from both Europe and Asia decreased, due primarily to the impact of including Thomas & Betts for the full year in 2013, which operates primarily in the U.S. and Canada.

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

Order backlog

        In 2013, order backlog decreased 5 percent (4 percent in local currencies), driven mainly by certain product businesses.

        Excluding Thomas & Betts, order backlog increased 5 percent (4 percent in local currencies) in 2012. The higher backlog was driven by both product and systems businesses.

Revenues

        In 2013, revenues increased 16 percent (16 percent in local currencies) primarily due to the impact of including Thomas & Betts for the full year in 2013. In addition, revenues grew in our product businesses, while revenues were lower in the systems business.

        In 2012, revenues increased 25 percent (29 percent in local currencies). Excluding Thomas & Betts, revenues decreased 4 percent (flat in local currencies), as lower revenues from the product businesses were not fully offset by increased systems business revenues.

        The geographic distribution of revenues for our Low Voltage Products division was as follows:

(in %)	2013	2012	2011
Europe	39	43	56
The Americas	33	26	9
Asia	22	24	28
Middle East and Africa	6	7	7

Total	100	100	100

        In 2013, the share of revenues from the Americas increased and the share of revenues from both Europe and Asia decreased, due primarily to the impact of including Thomas & Betts for the full year in 2013.

        In 2012, the share of revenues from the Americas increased significantly due to Thomas & Betts. Excluding Thomas & Betts, the geographical distribution of revenue reflects the weaker demand in certain key markets, such as Central and Southern Europe.

Income from operations

        In 2013, income from operations increased 28 percent, due mainly to the impact of including Thomas & Betts for the full year in 2013 and also due to the inclusion in 2012 of $106 million of acquisition-related expenses and certain non-operational items (which mainly included certain employee-related expenses and transaction costs for Thomas & Betts). Depreciation and amortization of $323 million was higher than in 2012, due primarily to including Thomas & Betts for a full year. In addition, the change in geographic distribution of revenues in 2013, as well as a different revenue mix between products and systems, increased profitability.

        In 2012, income from operations decreased 5 percent due to an increased proportion of revenues from the lower margin systems business, and lower volumes in certain key markets partly offset by the benefits from including Thomas & Betts. Excluding Thomas & Betts, income from operations decreased 10 percent. Acquisition-related expenses and certain non-operational items of $106 million negatively impacted income from operations. Depreciation and amortization of $250 million was substantially higher in 2012, compared to 2011 ($116 million), due to Thomas & Betts.

Operational EBITDA

        The reconciliation of income from operations to Operational EBITDA for the Low Voltage Products division was as follows:

($ in millions)	2013	2012	2011
Income from operations	1,092	856	904
Depreciation and amortization	323	250	116
Restructuring and restructuring-related expenses	31	23	20
Acquisition-related expenses and certain non-operational items	16	106	—
FX/commodity timing differences in income from operations	6	(16)	19

Operational EBITDA	1,468	1,219	1,059

        In 2013, Operational EBITDA increased 20 percent compared to 2012, primarily due to the reasons described under "Income from operations", excluding the explanations related to the reconciling items in the table above.

        In 2012, Operational EBITDA increased 15 percent compared to 2011, primarily due to the reasons described under "Income from operations", excluding the explanations related to the reconciling items in the table above. Excluding Thomas & Betts, Operational EBITDA declined 11 percent.

Fiscal year 2014 outlook

        The outlook for 2014 continues to be uncertain, despite some positive early cycle macroeconomic signs. In emerging markets trends are improving but the level of growth depends on the strength of the economic development. Some key markets in Europe remain challenging, including the Mediterranean countries.

Process Automation

        The financial results of our Process Automation division were as follows:

				% Change
($ in millions)	2013	2012	2011	2013	2012
Orders	8,000	8,704	8,726	(8)%	—
Order backlog at December 31,	5,772	6,416	5,771	(10)%	11%
Revenues	8,497	8,156	8,300	4%	(2)%
Income from operations	990	912	963	9%	(5)%
Operational EBITDA	1,096	1,003	1,028	9%	(2)%

Orders

        Orders in 2013 declined 8 percent (8 percent in local currencies), reflecting the response of our customers to ongoing economic uncertainty. Order declines were primarily due to reductions in large orders as tender activity for major expansion projects decreased across most sectors. Orders during the year largely reflected customer investment in productivity improvements for existing assets rather than investment in capacity expansion. Orders from the oil and gas and marine sectors remained strong but were lower than in 2012, while orders from metals and pulp and paper customers decreased.

        Despite economic uncertainty across many parts of the world, orders in 2012 reached the same level as 2011 (increased 4 percent in local currencies) driven by key markets in marine, mining, and oil and gas. Orders from pulp and paper, and metals sectors were weaker however, especially in Europe, China and India. Certain short-cycle product businesses, such as Measurement Products, also recorded lower volumes in the second half of the year.

        The geographic distribution of orders for our Process Automation division was as follows:

(in %)	2013	2012	2011
Europe	37	37	39
The Americas	23	25	23
Asia	31	27	30
Middle East and Africa	9	11	8

Total	100	100	100

        In 2013, the share of orders from Asia grew while declining in the Americas and MEA. In Asia, the increase was primarily from China, where higher orders were mainly driven by the marine sector while the mining sector remained weak. South Korea also remained strong in the marine sector. In Europe, the offshore oil and gas market in the North Sea continued to see capital investments based on current high oil prices and improving reservoir assessment technology. The European shipbuilding sector also saw renewed activity, although economic constraints such as overcapacity and the lack of financing have affected this sector. Overall, Europe, with the same share of orders as in 2012, had a moderate decrease in orders, although still at high levels. Orders in the Americas were impacted by a reduction in investments made by the mining sector, while the MEA region decreased primarily due to a reduction in large orders received from the oil and gas sector.

        Growth in 2012 was driven by the MEA region and the Americas, while Europe retained its high share of total orders. Growth in MEA was driven by several oil and gas investments across the region, as well as harbor cranes investments in the United Arab Emirates and a mining investment in Mozambique. In the Americas, South America recorded the strongest growth, driven by several mining investments in Chile and Peru, as well as a large marine order in Brazil. North America also continued to be strong, largely driven by mining investments in Canada. Growth in Europe was overall low, as growth in Central Europe, driven by the marine and cranes sector, was offset by declines in Northern Europe. Asia recorded lower orders as the historically high activity level in the South Korean marine sector in 2011 was not repeated, while China grew moderately.

Order backlog

        Order backlog at December 31, 2013, was 10 percent lower (8 percent in local currencies) than in 2012, reflecting the impact of a reduction in order intake during the year.

        Order backlog at December 31, 2012, was 11 percent higher (8 percent in local currencies) than in 2011. Order backlog growth was largely driven by our Marines and Cranes, Mining, and Oil, Gas and Petrochemical businesses.

Revenues

        Although orders decreased in 2013, revenues were 4 percent higher than 2012 (5 percent in local currencies) as we executed on projects in the order backlog from 2012. Revenue growth resulted primarily from the systems businesses, particularly in the marine and mining sectors. The Oil, Gas and Petrochemical business also recorded modest growth, while revenues declined in the Paper, Metals & Cement business. Revenues in our product businesses grew moderately, particularly in Measurement Products and Control Technologies. Life-cycle services also showed modest growth.

        In 2012, revenues were down 2 percent (up 2 percent in local currencies) compared to 2011. We continued to execute from a strong order backlog. Revenue growth was led by the systems business, where the marine, and pulp and paper sectors recorded strong growth, while the metals and minerals sectors were lower. Our Oil, Gas, and Petrochemical business was flat. Product businesses grew moderately, where growth in our Measurement Products business was offset by a decline in our Turbo Products business. Life-cycle services continued to be strong and recorded a moderate growth, while our Full Service business was down, as we continued to refocus our portfolio towards higher value-added activities.

        The geographic distribution of revenues for our Process Automation division was as follows:

(in %)	2013	2012	2011
Europe	36	37	39
The Americas	24	23	22
Asia	32	30	27
Middle East and Africa	8	10	12

Total	100	100	100

        In 2013, revenues grew across most regions. The share of revenues from Asia increased as revenues grew in South Korea and China with high demand from the marine sector, while in Australia revenues grew in the oil and gas and mining sectors. The share of revenues from the Americas also increased as revenues grew primarily in South America, driven by the mining sector in Chile and Peru, while revenue levels in North America were maintained. Although the share of revenues from Europe decreased, revenues from Europe increased, mainly from higher revenues in the oil and gas sector in Northern Europe, while the rest of Europe was slightly lower. The share of revenues from MEA was lower primarily due to the timing of large projects in Africa.

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

Income from operations

        In 2013, income from operations increased primarily due to higher revenues, as well as a favorable product mix resulting from stronger growth rates in our higher-margin businesses. Improved project execution in the systems businesses and strict cost control also contributed to the increase.

        In 2012, income from operations declined slightly compared to the previous year. The biggest driver for the decline was lower profitability in the Turbocharging business which was impacted by difficult market conditions, as well as $20 million additional restructuring expenses to further align our business structure to prevailing market conditions. Most of the restructuring expenses were recorded in the Turbocharging and Full Service businesses, as well as the Paper Metals and Cement businesses. In the systems business, the margin was on the same level as in 2011, while in the services business, life-cycle services continued to be strong and achieved a higher margin.

Operational EBITDA

        The reconciliation of income from operations to Operational EBITDA for the Process Automation division was as follows:

($ in millions)	2013	2012	2011
Income from operations	990	912	963
Depreciation and amortization	87	82	83
Restructuring and restructuring-related expenses	31	28	8
Acquisition-related expenses and certain non-operational items	(6)	2	—
FX/commodity timing differences in income from operations	(6)	(21)	(26)

Operational EBITDA	1,096	1,003	1,028

        In 2013, Operational EBITDA increased 9 percent compared to 2012, primarily due to the reasons described under "Income from operations", excluding the explanations related to the reconciling items in the table above.

        In 2012, Operational EBITDA declined slightly compared to 2011, primarily due to the reasons described under "Income from operations", excluding the explanations related to the reconciling items in the table above.

Fiscal year 2014 outlook

        The outlook for 2014 is mixed and is industry dependent. The oil and gas industry is expected to be one key source of growth, not only because demand is expected to remain high and continue to grow, but also because new technologies (such as hydraulic fracturing) and new challenges (such as subsea automation) will drive capital expenditure. However, the mining and metals industry suffers from both overcapacity and increasing exploration cost. The pulp and paper industry has invested in fiber production during last two years, however future growth in this industry is expected to be limited.

Power Products

        The financial results of our Power Products division were as follows:

				% Change
($ in millions)	2013	2012	2011	2013	2012
Orders	10,459	11,040	11,068	(5)%	—
Order backlog at December 31,	7,946	8,493	8,029	(6)%	6%
Revenues	11,032	10,717	10,869	3%	(1)%
Income from operations	1,331	1,328	1,476	—	(10)%
Operational EBITDA	1,637	1,585	1,782	3%	(11)%

Orders

        In 2013, orders decreased 5 percent (5 percent in local currencies), as a result of a challenging market environment and restrained investment by power utilities. Although demand in the industrial and distribution sectors continued to offer opportunities, order intake was affected by lower demand in the power transmission sector.

        In 2012, order intake was maintained at the level of 2011 (increased 3 percent in local currencies) despite challenging economic and market conditions. Order intake was driven by steady demand in the industrial and distribution sectors and selective investments in the power transmission sector.

        The geographic distribution of orders for our Power Products division was as follows:

(in %)	2013	2012	2011
Europe	31	33	32
The Americas	28	27	26
Asia	29	29	33
Middle East and Africa	12	11	9

Total	100	100	100

        In 2013, the higher share of orders from MEA reflected continued development of power infrastructure in the region. The share of the Americas was steady, mainly driven by distribution upgrades. Asia maintained its share of total orders with China showing growth while Australia declined, as demand from industrial customers was lower, especially the mining sector. Europe's share of orders declined, reflecting the current market uncertainty.

        In 2012, the share of orders from MEA increased as a result of power transmission infrastructure orders. The share of the Americas was driven by grid upgrades in North America and capacity-related investments in South America. Asia's share declined in comparison to 2011 which included a large order in China. Europe was steady despite continued economic challenges restraining large scale investments.

Order backlog

        In 2013, order backlog decreased 6 percent (5 percent in local currencies) compared to 2012. This resulted from lower order intake (described above) and the higher revenues executed from the 2012 backlog.

        In 2012, order backlog increased 6 percent (4 percent in local currencies) compared to 2011. The increase was mainly driven by transmission orders, which have a longer order-to-revenue conversion cycle, and steady base orders.

Revenues

        In 2013, revenues increased 3 percent (3 percent in local currencies), mainly reflecting the execution of the 2012 order backlog. This included the execution of orders with longer lead times, as well as higher revenues from industries typically having a shorter lead time, such as the distribution and industry sectors. Service revenues continued to grow but represented the same share of total division revenues as in 2012.

        In 2012, revenues decreased 1 percent (increased 2 percent in local currencies), reflecting the timing of order backlog conversion and market conditions. Revenues from distribution- and industry-related sectors were steady while the decrease in transmission-related volumes reflected the order backlog conversion. Service revenues grew and represented an increased share of total division revenues.

        The geographic distribution of revenues for our Power Products division was as follows:

(in %)	2013	2012	2011
Europe	32	32	34
The Americas	27	27	27
Asia	30	32	30
Middle East and Africa	11	9	9

Total	100	100	100

        In 2013, the shares of revenues from both the Americas and Europe remained unchanged, reflecting the current economic environment. The share of revenues from Asia fell as revenues in certain key markets decreased slightly compared to 2012. The increase in the share of revenues from MEA was primarily driven by revenue increases in Saudi Arabia.

        In 2012, Asia increased its share of revenues reflecting the timing of order execution. The share of Europe declined due to continued economic uncertainty and selective capital investments by customers. The Americas maintained its share of revenues due to higher demand in the U.S.

Income from operations

        In 2013, income from operations was at the same level as 2012, as benefits from higher revenues were mostly offset by higher non-operational charges and higher depreciation and amortization. Operating margins were maintained as price pressure from lower margin orders in the backlog was largely offset by cost savings. In 2013, the gains from FX/commodity derivative timing differences were lower than in 2012. Restructuring-related expenses were at the same level as 2012.

        In 2012, income from operations was lower than in 2011, primarily reflecting the execution of lower-margin order backlog as a result of pricing pressure. Cost saving initiatives helped to partially reduce the impact, as did a positive effect from FX/commodity timing differences and slightly lower restructuring and restructuring-related expenses.

Operational EBITDA

        The reconciliation of income from operations to Operational EBITDA for the Power Products division was as follows:

($ in millions)	2013	2012	2011
Income from operations	1,331	1,328	1,476
Depreciation and amortization	223	209	200
Restructuring and restructuring-related expenses	66	65	70
Acquisition-related expenses and certain non-operational items	19	1	—
FX/commodity timing differences in income from operations	(2)	(18)	36

Operational EBITDA	1,637	1,585	1,782

        In 2013, Operational EBITDA increased 3 percent compared to 2012, primarily due to the reasons described under "Income from operations", excluding the explanations related to the reconciling items in the table above.

        In 2012, Operational EBITDA decreased 11 percent compared to 2011, primarily due to the reasons described under "Income from operations", excluding the explanations related to the reconciling items in the table above.

Fiscal year 2014 outlook

        Utility transmission and distribution investments continue to be restrained, based on the overall macroeconomic environment, as industrial growth varies across geographies and markets. Emerging markets are selectively investing in infrastructure projects, while mature markets focus on upgrades and essentials driven by power reliability, efficiency and environmental concerns. Industrial investment remains largely focused in sectors such as oil and gas. The power transmission utility sector is still seeing selective project investments while distribution demand seems to be leveling out, driven by a deceleration in electricity consumption growth rates. The overall market remains competitive.

Power Systems

        The financial results of our Power Systems division were as follows:

				% Change
($ in millions)	2013	2012	2011	2013	2012
Orders	5,949	7,973	9,278	(25)%	(14)%
Order backlog at December 31,	9,435	12,107	11,570	(22)%	5%
Revenues	8,375	7,852	8,101	7%	(3)%
Income from operations	171	7	548	n.a.	n.a.
Operational EBITDA	419	290	743	44%	(61)%

Orders

        Order intake in 2013 was 25 percent lower (25 percent lower in local currencies), as customers postponed investments and delayed the award of large orders. In addition, we increased our project selectivity and focused on higher-margin business as part of the division's strategic repositioning (announced in December 2012). Power infrastructure spending was restrained due to economic uncertainties in most regions, while transmission utilities continued to invest selectively, focusing on additional capacity in emerging markets while mature markets focused mainly on grid upgrades. Large orders in 2013 included a $110 million order for a HVDC converter station to facilitate the connection of the Lithuanian and Polish power grids, an $80 million order to power Canada's largest solar photovoltaic plant, and substation orders of $160 million in Kuwait to help strengthen the country's power grid and support its growing infrastructure. Continued price pressure, resulting from ongoing macroeconomic weakness in certain key geographical markets, also negatively impacted our order levels in 2013.

        Order intake in 2012 decreased 14 percent (10 percent in local currencies), mainly due to a lower volume of large orders compared with 2011, which had included a $1 billion offshore wind farm order in Germany and an Ultrahigh Voltage Direct Current (UHVDC) power transmission order in India of around $900 million. The level of base orders was slightly lower than in 2011, with decreases in all businesses except Network Management where software orders increased. Large orders secured in 2012 included a $260 million converter station upgrade from the U.S. to improve power reliability in Oregon, a $170 million contract for a power link between an oil and gas field in the North Sea and the Norwegian grid, and multiple power infrastructure-related orders in Saudi Arabia and Iraq with a combined value of around $700 million. Mincom (an Australia-based software company specializing in solutions for mining and other asset-intensive industries, acquired in the third quarter of 2011) contributed $137 million to orders in 2012, compared with $47 million in 2011.

        The geographic distribution of orders for our Power Systems division was as follows:

(in %)	2013	2012	2011
Europe	35	30	40
The Americas	25	31	17
Asia	17	18	27
Middle East and Africa	23	21	16

Total	100	100	100

        In 2013, orders declined across all regions compared to 2012. The change in the geographic share of orders primarily reflects changes in the geographical locations of large orders received during 2013 compared to 2012. The order decrease in the Americas mainly resulted from the strong level of large orders in 2012. Regionally, the percentage of our orders from Europe was the highest, although both large and base orders were lower than in the previous year.

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

Order backlog

        Order backlog at December 31, 2013, was $9,435 million, a decrease of 22 percent (21 percent in local currencies) compared with 2012. Order backlog was impacted significantly by the lower level of large orders received in 2013, particularly the lack of very large project orders which typically have execution times stretching over several years.

        Order backlog at December 31, 2012, reached a record level of $12,107 million, corresponding to an increase of 5 percent (2 percent in local currencies) compared with 2011.

Revenues

        Revenues in 2013 increased 7 percent (8 percent in local currencies), with growth in all businesses. The increase was achieved primarily through the execution of projects from the 2012 order backlog. The strong order backlog level at the beginning of 2013 provided the division a strong base from which to generate revenues in 2013 and more than compensated for the lower level of orders received in 2013.

        Revenues in 2012 decreased 3 percent (increased 2 percent in local currencies), mainly reflecting the scheduled execution of our order backlog. Lower revenues in the Power Generation business could not be fully offset by revenue growth in our Network Management business. Revenues in the Grid Systems and Substations businesses were marginally down in U.S. dollar terms, but showed a small increase in local currencies. Revenues in 2012 included $138 million from Mincom.

        The geographic distribution of revenues for the Power Systems division was as follows:

(in %)	2013	2012	2011
Europe	36	40	40
The Americas	23	19	20
Asia	20	19	18
Middle East and Africa	21	22	22

Total	100	100	100

        The regional distribution of revenues reflects the geographical end-user markets of the projects we are executing, and consequently varies over time. In 2013, Europe remained the largest region in terms of revenues, despite a decrease in share of revenues compared to previous year. The higher share of revenues from the Americas was due primarily to execution in 2013 of projects from the 2012 order backlog in the U.S. and Brazil.

        In 2012, Europe was the largest region in terms of revenues, partly reflecting the execution of offshore wind projects. The share of revenues from MEA was stable, despite a minor revenue decline in the region compared to 2011, caused by a revenue decrease in the United Arab Emirates and Qatar which could only partly be compensated by growth in Saudi Arabia and Iraq. Revenues grew in Asia, mainly driven by Australia, while the Americas saw a drop due to the timing of execution of some projects in Brazil.

Income from operations

        In 2013, income from operations increased to $171 million, from $7 million in 2012, due partly to the impacts on 2012 from the repositioning of the Power Systems division (announced in December 2012 and described below). Income from operations in 2013 was also negatively impacted by operational charges in the fourth quarter of approximately $260 million, a significant portion of which related to certain offshore wind projects, where severe winter storms in the North Sea caused time delays and increased costs. The remaining operational charges in the fourth quarter related to project cost increases in certain projects in other businesses. Restructuring-related expenses in 2013 of $101 million were higher than the $52 million in 2012, and included charges to adjust the size of certain operations in response to lower order intake. However, income from operations benefitted from the contribution of higher revenues and lower research and development spending. Additionally, cost savings from supply chain management and operational excellence activities helped mitigate the impact of price pressures in projects executed from the order backlog.

        In 2012, income from operations decreased to $7 million. Income from operations was negatively impacted by the execution of lower margin projects from the order backlog, as well as charges totaling approximately $350 million relating to a repositioning of the Power Systems division. The $350 million included charges totaling approximately $100 million related to certain impairments and restructuring-related activities in connection with the closure of low value-adding contracting operations in a number of countries. However, overall, restructuring-related expenses in 2012 of $52 million were marginally lower than the amount recorded in 2011. An increase in sales expenses, as well as research and development spending, related mainly to the acquisitions of Mincom and Tropos Networks Inc. In addition to the impact from acquisitions, sales expenses were also affected by increased tender activity. The impact from lower prices on past orders, now flowing through to revenues, was mitigated by cost savings from supply chain management and operational excellence activities. Income from operations was also impacted by higher depreciation and amortization expenses of $174 million in 2012, compared to $144 million in 2011, mainly resulting from additional depreciation from the Mincom acquisition.

Operational EBITDA

        The reconciliation of income from operations to Operational EBITDA for the Power Systems division was as follows:

($ in millions)	2013	2012	2011
Income from operations	171	7	548
Depreciation and amortization	183	174	144
Restructuring and restructuring-related expenses	101	52	54
Acquisition-related expenses and certain non-operational items	4	70	—
FX/commodity timing differences in income from operations	(40)	(13)	(3)

Operational EBITDA	419	290	743

        In 2013, Operational EBITDA increased 44 percent compared to 2012, primarily due to the reasons described under "Income from operations", excluding the explanations related to the reconciling items in the table above.

        In 2012, Operational EBITDA decreased 61 percent compared to 2011, primarily due to the reasons described under "Income from operations", excluding the explanations related to the reconciling items in the table above.

Fiscal year 2014 outlook

        Fundamental market drivers for the Power Systems division remain intact; these include power infrastructure investments in emerging markets to add capacity, aging infrastructure upgrades in mature markets, a focus on renewables, energy efficiency, and the development of more reliable, flexible and smarter grids. There is, however, uncertainty in terms of the timing of investments, stemming from continued macroeconomic challenges in several economies, as well as ongoing project execution risks in line with the nature of the systems business.

Corporate and Other

        Income from operations for Corporate and Other was as follows:

($ in millions)	2013	2012	2011
Corporate headquarters and stewardship	(372)	(341)	(342)
Corporate research and development	(187)	(192)	(202)
Corporate real estate	49	50	56
Other	(140)	(41)	(54)

Total Corporate and Other	(650)	(524)	(542)

        In 2013, Corporate headquarters and stewardship costs increased by $31 million, primarily due to increases in personnel expenses and additional investments in information systems infrastructure. In 2012, Corporate headquarters and stewardship costs were in line with 2011.

        In 2013, Corporate research and development costs totaled $187 million, marginally lower than the costs reported in 2012. Corporate research and development costs decreased $10 million in 2012, as the amount spent on the growth fund was lower in 2012 than in 2011.

        Corporate real estate primarily includes the income from property rentals and gains from the sale of real estate properties. In 2013, 2012 and 2011, income from operations in Corporate real estate includes gains of $23 million, $26 million, $37 million, respectively, from the sales of real estate property in various countries.

        "Other" consists of operational costs of our Global Treasury Operations, operating income or loss in non-core businesses, and certain other charges. In 2013, "Other" included primarily certain legal compliance cases, certain environmental expenses, acquisition-related expenses, the loss on sale of a non-core business and the impairment of certain investments. In 2012, "Other" primarily included the release of a compliance-related provision, partially offset by a provision for certain pension claims in the U.S. and charges from the impairments of our investments in the shares of a public company. In 2011, "Other" included losses from the non-core distributed energy business in the United Kingdom, an impairment of our investment in the shares of a public company, as well as charges related to the deconsolidation of a Russian subsidiary and a sale of another Russian subsidiary.

Restructuring

Cost savings initiative

        In 2013, 2012 and 2011, we executed cost saving measures to sustainably reduce ABB's costs and protect our profitability. Costs associated with these measures amounted to $252 million, $180 million and $164 million in 2013, 2012 and 2011, respectively. Estimated cost savings initiatives amounted to around $1.2 billion in 2013, and $1.1 billion in each of 2012 and 2011. These savings were achieved by optimizing global sourcing (excluding changes in commodity prices), through reductions to general and administrative expenses, as well as adjustments to our global manufacturing and engineering footprint.

LIQUIDITY AND CAPITAL RESOURCES

Principal sources of funding

        In 2013, 2012 and 2011, we met our liquidity needs principally using cash from operations, proceeds from the issuance of debt instruments (bonds and commercial paper), short-term bank borrowings and the proceeds from sales of marketable securities.

        During 2013, 2012 and 2011, our financial position was strengthened by the positive cash flow from operating activities of $3,653 million, $3,779 million and $3,612 million, respectively.

        Our net debt is shown in the table below:

	December 31,
($ in millions)	2013	2012
Cash and equivalents	6,021	6,875
Marketable securities and short-term investments	464	1,606
Short-term debt and current maturities of long-term debt	(453)	(2,537)
Long-term debt	(7,570)	(7,534)

Net debt (defined as the sum of the above lines)	(1,538)	(1,590)

        Net debt at December 31, 2013, decreased $52 million compared to December 31, 2012, as cash flows from operating activities during 2013 of $3,653 million were mostly offset by cash outflows for the payment of dividends ($1,667 million), the acquisition of businesses ($914 million, net of cash acquired), and purchases of property, plant and equipment ($1,106 million) during 2013. See "Financial Position", "Net cash used in investing activities" and "Net cash used in financing activities" for further details.

        Our Group Treasury Operations is responsible for providing a range of treasury management services to our group companies, including investing cash in excess of current business requirements. At December 31, 2013 and 2012, the proportion of our aggregate "Cash and equivalents" and "Marketable securities and short-term investments" managed by our Group Treasury Operations amounted to approximately 55 percent and 65 percent, respectively.

        Throughout 2013 and 2012, the investment strategy for cash (in excess of current business requirements) has been to predominantly invest in short-term time deposits with maturities of less than 3 months, supplemented at times by investments in corporate commercial paper, AAA-rated money market liquidity funds, and government securities, primarily in the U.S. With ongoing credit risk concerns in the eurozone economic area, we restrict bank exposures in the eurozone area. We continue to also restrict the counterparties with whom we are prepared to place cash and we limit our deposits with banks in the eurozone. We actively monitor credit risk in our investment portfolio and hedging activities. Credit risk exposures are controlled in accordance with policies approved by our senior management to identify, measure, monitor and control credit risks. We closely monitor developments in the credit markets and make appropriate changes to our investment policy as deemed necessary. The rating criteria we require for our counterparts have remained unchanged during 2013 (compared to 2012) as follows—a minimum rating of A/A2 for our banking counterparts, while the minimum required rating for investments in short-term corporate paper is A-1/P-1. In addition to rating criteria, we have specific investment parameters and approved instruments as well as restricting the types of investments we make. These parameters are closely monitored on an ongoing basis and amended as we consider necessary.

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

Debt and interest rates

        Total outstanding debt was as follows:

	December 31,
($ in millions)	2013	2012
Short-term debt including current maturities of long-term debt (including bonds)	453	2,537
Long-term debt:
—bonds (excluding portion due within one year)	7,414	7,380
—other long-term debt	156	154

Total debt	8,023	10,071

        The decrease in short-term debt in 2013 was primarily due to the repayment at maturity of our EUR 700 million 4.625% Instruments due 2013 and the decrease in issued commercial paper ($100 million at December 31, 2013, compared to $1,019 million outstanding at December 31, 2012).

        Our debt has been obtained in a range of currencies and maturities and on various interest rate terms. We use derivatives to reduce the interest rate exposures arising on certain of our debt obligations. For example, we use interest rate swaps to effectively convert fixed rate debt into floating rate liabilities. After considering the effects of interest rate swaps, the effective average interest rate on our floating rate long-term debt (including current maturities) of $2,211 million and our fixed rate long-term debt (including current maturities) of $5,389 million was 1.2 percent and 3.1 percent, respectively. This compares with an effective rate of 1.6 percent for floating rate long-term debt of $2,353 million and 3.1 percent for fixed-rate long-term debt of $6,187 million at December 31, 2012.

        For a discussion of our use of derivatives to modify the interest characteristics of certain of our individual bond issuances, see "Note 12 Debt" to our Consolidated Financial Statements.

Credit facility

        We have a $2 billion multicurrency revolving credit facility, maturing in 2015. No amount was drawn under this committed credit facility at December 31, 2013 and 2012. The facility is for general corporate purposes and serves as a back-stop facility to our commercial paper programs to the extent that we issue commercial paper under the programs described below. The facility contains cross-default clauses whereby an event of default would occur if we were to default on indebtedness, as defined in the facility, at or above a specified threshold.

        The credit facility does not contain significant covenants that would restrict our ability to pay dividends or raise additional funds in the capital markets. For further details of the credit facility, see "Note 12 Debt" to our Consolidated Financial Statements.

Commercial paper

        At December 31, 2013, we had in place three commercial paper programs:

  •
  a $2 billion commercial paper program for the private placement of USD-denominated commercial paper in the United States,

  •
  a $1 billion Euro-commercial paper program for the issuance of commercial paper in a variety of currencies, and

  •
  a 5 billion Swedish krona program (equivalent to approximately $778 million, using December 31, 2013, exchange rates), allowing us to issue short-term commercial paper in either Swedish krona or euro.

        At December 31, 2013, $100 million was outstanding under the $2 billion program in the United States, compared to $1,019 million outstanding at December 31, 2012. As described in "Note 12 Debt" to our Consolidated Financial Statements, the amount outstanding increased subsequent to December 31, 2013.

        No amounts were outstanding under either the $1 billion Euro-commercial paper program or the 5 billion Swedish krona program at either December 31, 2013 or 2012.

        In February 2014, the $1 billion Euro-commercial paper program was terminated and replaced by a $2 billion Euro-commercial paper program, also for issuance in a variety of currencies.

European program for the issuance of debt

        At December 31, 2013 and 2012, $1,722 million and $2,579 million, respectively, of our total debt outstanding, represented debt issuances under this program that allows the issuance of up to (the equivalent of) approximately $8 billion in certain debt instruments. The terms of the program do not obligate any third party to extend credit to us and the terms and possibility of issuing any debt under the program are determined with respect to, and as of the date of issuance of, each debt instrument. At December 31, 2013, it was more than 12 months since the program had been updated. New bonds could be issued under the program but could not be listed without us formally updating the program.

Australian program for the issuance of debt

        During 2012, we set up a program for the issuance of up to AUD 1 billion (equivalent to approximately $892 million, using December 31, 2013 exchange rates) of medium-term notes and other debt instruments. The terms of the program do not obligate any third party to extend credit to us and the terms and possibility of issuing any debt under the program are determined with respect to, and as of the date of issuance of, each debt instrument. At December 31, 2013 and 2012, debt issuance under this program amounted to $353 million and $413 million, respectively.

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

        At December 31, 2013 and 2012, our long-term company ratings were A2 and A from Moody's and Standard & Poor's, respectively.

Limitations on transfers of funds

        Currency and other local regulatory limitations related to the transfer of funds exist in a number of countries where we operate, including: Algeria, Argentina, Chile, China, Colombia, Egypt, India, Indonesia, Korea, Malaysia, Peru, Russia, Taiwan, Thailand and Turkey. Funds, other than regular dividends, fees or loan repayments, cannot be readily transferred offshore from these countries and are therefore deposited and used for working capital needs in those countries. In addition, there are certain countries where, for tax reasons, it is not considered optimal to transfer the cash offshore. As a consequence, these funds are not available within our Group Treasury Operations to meet short-term cash obligations outside the relevant country. The above described funds are reported as cash in our Consolidated Balance Sheets, but we do not consider these funds immediately available for the repayment of debt outside the respective countries where the cash is situated, including those described above. At December 31, 2013 and 2012, the balance of "Cash and equivalents" and "Marketable securities and other short-term investments" under such limitations (either regulatory or sub-optimal from a tax perspective) totaled approximately $1,785 million and $1,985 million, respectively.

        During 2013, we continued to direct our subsidiaries in countries with restrictions to place such cash with our core banks or investment grade banks, in order to minimize credit risk on such cash positions. We continue to closely monitor the situation to ensure bank counterparty risks are minimized.

FINANCIAL POSITION

Balance sheets

	December 31,
($ in millions)	2013	2012
Current assets
Cash and equivalents	6,021	6,875
Marketable securities and short-term investments	464	1,606
Receivables, net	12,146	11,575
Inventories, net	6,004	6,182
Prepaid expenses	252	311
Deferred taxes	832	869
Other current assets	706	584

Total current assets	26,425	28,002

        For a discussion on cash and equivalents, see "Liquidity and Capital Resources—Principal sources of funding" for further details.

        Marketable securities and short-term investments decreased as investments were sold during 2013 to provide cash required to fund investing and financing activities (see "—Net cash used in investing activities" below).

        Receivables increased 4.9 percent (7.2 percent in local currencies) compared to 2012, primarily due to an increase in unbilled receivables, net (see "Note 7 Receivables, net"), as several large projects experienced execution delays, thus delaying the timing of invoicing and collection. Ongoing working capital improvement projects resulted in a reduction of 5 days sales outstanding in trade receivables but this was more than offset by the increase resulting from acquisitions and higher revenues. Working capital improvement programs also resulted in a reduction in inventories of 2.9 percent (3.8 percent in local currencies) compared to 2012, despite the increases due to acquisitions and higher revenues.

        For a summary of the components of deferred tax assets and liabilities, see "Note 16 Taxes" to our Consolidated Financial Statements.

        The increase in "Other current assets" primarily reflects higher income tax receivables and higher fair values for foreign currency derivatives.

	December 31,
($ in millions)	2013	2012
Current liabilities
Accounts payable, trade	5,112	4,992
Billings in excess of sales	1,714	2,035
Short-term debt and current maturities of long-term debt	453	2,537
Advances from customers	1,726	1,937
Deferred taxes	259	270
Provisions for warranties	1,362	1,291
Other provisions	1,807	1,575
Other current liabilities	4,242	4,337

Total current liabilities	16,675	18,974

        Total current liabilities at December 31, 2013, decreased primarily due to the repayment on maturity of bonds, and a reduction in outstanding commercial paper and other short-term debt (see "Note 12 Debt" to our Consolidated Financial Statements).

        Accounts payable increased 2.4 percent (3.3 percent in local currencies) compared to 2012, mainly due to acquisitions. Billings in excess of sales decreased 15.8 percent (13.7 percent in local currencies) compared to 2012 due to the timing of billings and collections for contracts under the percentage-of-completion or completed-contract method. Advances from customers declined 10.9 percent (7.6 percent in local currencies) compared to 2012, due to the timing of cash receipts for advances on large projects with the largest decreases in the Power Systems and Process Automation divisions. Provisions for warranties increased 5.5 percent (5.4 percent in local currencies) compared to 2012, primarily due to acquisitions. Other provisions increased 14.7 percent (15.1 percent in local currencies), largely due to increased provisions for certain projects and increases in certain litigation- and compliance-related provisions. Other current liabilities decreased 2.2 percent (1.4 percent in local currencies) primarily due to a reduction in non-trade payables and a reduction of other tax liabilities.

	December 31,
($ in millions)	2013	2012
Non-current assets
Property, plant and equipment, net	6,254	5,947
Goodwill	10,670	10,226
Other intangible assets, net	3,297	3,501
Prepaid pension and other employee benefits	93	71
Investments in equity-accounted companies	197	213
Deferred taxes	370	334
Other non-current assets	758	776

Total non-current assets	21,639	21,068

        Property, plant and equipment increased 5.2 percent (4.9 percent in local currencies), primarily due to acquisitions, and high levels of investment across all divisions and most regions. The investments in new manufacturing facilities and upgrades to existing facilities help to secure our technological competitiveness in the growth markets we serve and increase our capacity to meet our customers' requirements.

        The increase in goodwill was mainly due to the acquisition of Power-One. Other intangible assets, net decreased 5.8 percent (5.1 percent in local currencies). See "Note 11 Goodwill and other intangible assets" to our Consolidated Financial Statements.

	December 31,
($ in millions)	2013	2012
Non-current liabilities
Long-term debt	7,570	7,534
Pension and other employee benefits	1,639	2,290
Deferred taxes	1,265	1,260
Other non-current liabilities	1,707	1,566

Total non-current liabilities	12,181	12,650

        Pension and other employee benefits decreased 28.4 percent (28.9 percent in local currencies) due to decreases in the underfunded status of our defined benefit pension plans, primarily as a result of changes in actuarial assumptions affecting estimated projected benefit obligations (see "Note 17 Employee benefits" to our Consolidated Financial Statements). For a breakdown of other non-current liabilities, see "Note 13 Other provisions, other current liabilities and other non-current liabilities" to our Consolidated Financial Statements. For further explanation regarding deferred taxes, refer to "Note 16 Taxes" to our Consolidated Financial Statements.

Cash flows

        In the Consolidated Statements of Cash Flows, the effects of discontinued operations are not segregated.

        The Consolidated Statements of Cash Flows can be summarized as follows:

($ in millions)	2013	2012	2011
Net cash provided by operating activities	3,653	3,779	3,612
Net cash used in investing activities	(717)	(5,575)	(3,253)
Net cash provided by (used in) financing activities	(3,856)	3,762	(1,208)
Effects of exchange rate changes on cash and equivalents	66	90	(229)

Net change in cash and equivalents—continuing operations	(854)	2,056	(1,078)

Net cash provided by operating activities

($ in millions)	2013	2012	2011
Net income	2,907	2,812	3,315
Depreciation and amortization	1,318	1,182	995
Total adjustments to reconcile net income to net cash provided by operating activities (excluding depreciation and amortization)	(54)	196	(23)
Total changes in operating assets and liabilities	(518)	(411)	(675)

Net cash provided by operating activities	3,653	3,779	3,612

        Operating activities in 2013 provided net cash of $3,653 million, a decrease from 2012 of 3.3 percent. The decrease was partially due to higher net working capital requirements, particularly for unbilled receivables for long-term projects, but mitigated partly by cash inflows resulting from improved inventory management. Although net income increased during 2013, non-cash reconciling adjustments, primarily relating to deferred income taxes, resulted in a decrease in the cash impacts of net income compared to 2012.

        Operating activities in 2012 provided net cash of $3,779 million, an increase from 2011 of 4.6 percent. The increase was primarily driven by a lower increase in working capital requirements offset by the cash impacts of lower net income.

Net cash used in investing activities

($ in millions)	2013	2012	2011
Purchases of marketable securities (available-for-sale)	(526)	(2,288)	(2,809)
Purchases of short-term investments	(30)	(67)	(142)
Purchases of property, plant and equipment and intangible assets	(1,106)	(1,293)	(1,021)
Acquisition of businesses (net of cash acquired) and changes in cost and equity investments	(914)	(3,694)	(4,020)
Proceeds from sales of marketable securities (available-for-sale)	1,367	1,655	3,717
Proceeds from maturity of marketable securities (available-for-sale)	118	—	483
Proceeds from short-term investments	47	27	529
Proceeds from sales of property, plant and equipment	80	40	57
Proceeds from sales of businesses and equity-accounted companies (net of cash disposed)	62	16	8
Other investing activities	185	29	(55)

Net cash used in investing activities	(717)	(5,575)	(3,253)

        Net cash used in investing activities in 2013 was an outflow of $717 million, compared to a $5,575 million outflow in 2012. The decrease in outflows is mainly attributable to lower amounts paid for the acquisition of businesses in 2013, lower purchases of property, plant and equipment, and the impact from net sales of marketable securities in 2013 compared with net purchases in 2012.

        Cash paid for acquisitions (net of cash acquired) during 2013 amounted to $914 million, primarily relating to the acquisition of Power-One for $737 million.

        Total cash disbursements for the purchase of property, plant and equipment and intangibles in 2013 decreased compared to 2012, as we reduced the amount of investment in capacity expansion compared to 2012. The total of $1,106 million included $776 million for construction in progress (generally for buildings and other property facilities), $206 million for the purchase of machinery and equipment, $48 million for the purchase of land and buildings, and $76 million for the purchase of intangible assets.

        To obtain necessary funds to make dividend payments, bond repayments, and to fund acquisitions during the year, we reduced our amount invested in marketable securities and short-term investments, resulting in net proceeds of $976 million.

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

Net cash provided by (used in) financing activities

($ in millions)	2013	2012	2011
Net changes in debt with maturities of 90 days or less	(697)	570	450
Increase in debt	492	5,986	2,580
Repayment of debt	(1,893)	(1,104)	(2,576)
Delivery of shares	74	90	110
Dividends paid	(1,667)	(1,626)	(1,569)
Acquisition of noncontrolling interests	(13)	(9)	(13)
Dividends paid to noncontrolling shareholders	(149)	(121)	(157)
Other financing activities	(3)	(24)	(33)

Net cash provided by (used in) financing activities	(3,856)	3,762	(1,208)

        Our financing activities primarily include debt transactions (both from the issuance of debt securities and borrowings directly from banks), dividends paid and share transactions.

        The 2013 net cash outflow from changes in debt with maturities of 90 days or less principally reflects a reduction in commercial paper outstanding. The 2012 and 2011 net cash inflow primarily reflects the net issuance of commercial paper under our commercial paper program in the United States. In 2013, the increase in debt primarily related to borrowings under borrowing facilities in various countries and issuance of commercial paper with maturities above 90 days. In 2012, the cash inflows from increases in debt primarily related to the issuance of the following bonds: EUR 1,250 million aggregate principal, $1,250 million aggregate principal, $750 million aggregate principal, $500 million aggregate principal, AUD 400 million aggregate principal and CHF 350 million aggregate principal. In 2011, the cash inflows from increases in debt principally related to the issuance of the following bonds: $600 million aggregate principal, $650 million aggregate principal, CHF 500 million aggregate principal and CHF 350 million aggregate principal.

        During 2013, $1,893 million of debt was repaid, primarily reflecting the repayment at maturity of the 700 million euro bonds (equivalent to $918 million at date of repayment). Other repayments during 2013 consisted mainly of repayments of commercial paper issuances having maturities above 90 days and repayments of other short-term debt. During 2012, $1,104 million of debt was repaid, mainly reflecting the repayment of part of the debt assumed from the acquisition of Thomas & Betts (approximately $320 million) and of other debt (primarily short-term bank borrowings). During 2011, $2,576 million of bonds and other debt was repaid, primarily reflecting the repayment of $1.2 billion in debt assumed upon the acquisition of Baldor in January 2011 and the repayment at maturity of 650 million euro (equivalent to $865 million at date of repayment).

Disclosures about contractual obligations and commitments

        The contractual obligations presented in the table below represent our estimates of future payments under fixed contractual obligations and commitments. The amounts in the table may differ from those reported in our Consolidated Balance Sheet at December 31, 2013. Changes in our business needs, cancellation provisions and changes in interest rates, as well as actions by third parties and other factors, may cause these estimates to change. Therefore, our actual payments in future periods may vary from those presented in the table. The following table summarizes certain of our contractual obligations and principal and interest payments under our debt instruments, leases and purchase obligations at December 31, 2013:

($ in millions)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Payments due by period
Long-term debt obligations	7,616	30	1,217	1,281	5,088
Interest payments related to long-term debt obligations	2,142	225	435	368	1,114
Operating lease obligations	1,985	510	776	451	248
Capital lease obligations(1)	209	36	61	24	88
Purchase obligations	5,613	4,724	756	124	9

Total	17,565	5,525	3,245	2,248	6,547

(1)
Capital lease obligations represent the total cash payments to be made in the future and include interest expense of $83 million and executory costs of $2 million.

        In the table above, the long-term debt obligations reflect the cash amounts to be repaid upon maturity of those debt obligations. The cash obligations above will differ from the long-term debt balance reflected in "Note 12 Debt" to our Consolidated Financial Statements due to the impacts of fair value hedge accounting adjustments and premiums or discounts on certain debt.

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

        Of the total of $864 million unrecognized tax benefits (net of deferred tax assets) at December 31, 2013, it is expected that $34 million will be paid within less than a year. However, we cannot make a reasonably reliable estimate as to the related future payments for the remaining amount.

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

	December 31,
	2013	2012
($ in millions)	Maximum potential payments
Performance guarantees	149	149
Financial guarantees	77	83
Indemnification guarantees	50	190

Total	276	422

        The carrying amounts of liabilities recorded in the Consolidated Balance Sheets in respect of the above guarantees were not significant at December 31, 2013 and 2012, and reflect our best estimate of future payments, which we may incur as part of fulfilling our guarantee obligations.

        In addition, in the normal course of bidding for and executing certain projects, we have entered into standby letters of credit, bid/performance bonds and surety bonds (collectively "performance bonds") with various financial institutions. Customers can draw on such performance bonds in the event that the Company does not fulfill its contractual obligations. ABB would then have an obligation to reimburse the financial institution for amounts paid under the performance bonds. There have been no significant amounts reimbursed to financial institutions under these types of arrangements in 2013, 2012 and 2011.

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

        In addition to the provisions of the Swiss Code of Obligations, ABB's key principles and rules on corporate governance are laid down in ABB's Articles of Incorporation, the ABB Ltd Board Regulations & Corporate Governance Guidelines (which includes the regulations of ABB's board committees and the ABB Ltd Related Party Transaction Policy), and the ABB Code of Conduct and the Addendum to the ABB Code of Conduct for Members of the Board of Directors and the Executive Committee. It is the duty of ABB's Board of Directors (the Board) to review and amend or propose amendments to those documents from time to time to reflect the most recent developments and practices, as well as to ensure compliance with applicable laws and regulations.

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

        According to the New York Stock Exchange's corporate governance standards (the Standards), ABB is required to disclose significant ways in which its corporate governance practices differ from the Standards. ABB has reviewed the Standards and concluded that its corporate governance practices are generally consistent with the Standards, with the following significant exceptions:

  •
  Swiss law requires that the external auditors be elected by the shareholders at the Annual General Meeting rather than by the finance and audit committee or the board of directors.

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

  (i) Exercise of powers

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

  (ii) Conflicts of interest

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

  (iii) Confidentiality

        Confidential information obtained by directors and officers of a Swiss corporation acting in such capacity must be kept confidential during and after their term of office.

  (iv) Sanctions

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

Group structure and shareholders

Group structure

        ABB Ltd, Switzerland, is the ultimate parent company of the ABB Group, which at December 31, 2013, principally comprised 395 consolidated operating and holding subsidiaries worldwide. ABB Ltd's shares are listed on the SIX Swiss Exchange, the NASDAQ OMX Stockholm Exchange and the New York Stock Exchange (where its shares are traded in the form of American depositary shares (ADS)—each ADS representing one registered ABB share). On December 31, 2013, ABB Ltd had a market capitalization of CHF 54 billion (equivalent to $61 billion, using December 31, 2013, exchange rates).

        The only consolidated subsidiary in the ABB Group with listed shares is ABB India Limited, Bangalore, India, which is listed on the BSE Ltd. (Bombay Stock Exchange) and the National Stock Exchange of India. On December 31, 2013, ABB Ltd, Switzerland, directly or indirectly owned 75 percent of ABB India Limited, Bangalore, India, which at that time had a market capitalization of INR 147 billion (equivalent to $2.4 billion, using December 31, 2013, exchange rates).

Stock exchange listings at December 31, 2013		Ticker symbol
	Security		ISIN code
Stock exchange
SIX Swiss Exchange	ABB Ltd, Zurich, share	ABBN	CH0012221716
NASDAQ OMX Stockholm Exchange	ABB Ltd, Zurich, share	ABB	CH0012221716
New York Stock Exchange	ABB Ltd, Zurich, ADS	ABB	US0003752047
BSE Ltd. (Bombay Stock Exchange)	ABB India Limited, Bangalore, share	ABB(1)	INE117A01022
National Stock Exchange of India	ABB India Limited, Bangalore, share	ABB	INE117A01022

(1)
Also called Scrip ID

        The following table sets forth, as of December 31, 2013, the name, country of incorporation and ownership interest of the significant direct and indirect subsidiaries of ABB Ltd, Switzerland:

Company name	Country	ABB Interest %
ABB S.A.	Argentina	100.00
ABB Australia Pty Limited	Australia	100.00
ABB AG	Austria	100.00
ABB N.V.	Belgium	100.00
ABB Ltda.	Brazil	100.00
ABB Bulgaria EOOD	Bulgaria	100.00
ABB Inc.	Canada	100.00
Thomas & Betts Limited	Canada	100.00
ABB (China) Ltd.	China	100.00
Asea Brown Boveri Ltda.	Colombia	100.00
ABB Ltd.	Croatia	100.00
ABB s.r.o.	Czech Republic	100.00
ABB A/S	Denmark	100.00
ABB Ecuador S.A.	Ecuador	96.87
Asea Brown Boveri S.A.E.	Egypt	100.00
ABB AS	Estonia	100.00
ABB Oy	Finland	100.00
ABB S.A.	France	100.00
ABB AG	Germany	100.00
ABB Automation GmbH	Germany	100.00
ABB Automation Products GmbH	Germany	100.00
ABB Beteiligungs- und Verwaltungsges. mbH	Germany	100.00
ABB Stotz-Kontakt GmbH	Germany	100.00
Busch-Jaeger Elektro GmbH	Germany	100.00
Asea Brown Boveri S.A.	Greece	100.00
ABB (Hong Kong) Ltd.	Hong Kong	100.00
ABB Engineering Trading and Service Ltd.	Hungary	100.00
ABB India Limited	India	75.00
ABB Ltd	Ireland	100.00
ABB Technologies Ltd.	Israel	99.99
ABB S.p.A.	Italy	100.00
ABB K.K.	Japan	100.00
ABB Ltd.	Korea, Republic of	100.00
ABB Holdings Sdn. Bhd.	Malaysia	100.00
Asea Brown Boveri S.A. de C.V.	Mexico	100.00
ABB B.V.	Netherlands	100.00
ABB Finance B.V.	Netherlands	100.00
ABB Holdings B.V.	Netherlands	100.00
ABB Investments B.V.	Netherlands	100.00
ABB Limited	New Zealand	100.00
ABB Holding AS	Norway	100.00
ABB S.A.	Peru	98.18
ABB, Inc.	Philippines	100.00
ABB Sp. z o.o.	Poland	99.92
ABB (Asea Brown Boveri), S.A.	Portugal	100.00
ABB Ltd.	Russian Federation	100.00
ABB Contracting Company Ltd.	Saudi Arabia	65.00

Company name	Country	ABB Interest %
ABB Holdings Pte. Ltd.	Singapore	100.00
ABB Holdings (Pty) Ltd.	South Africa	80.00
Asea Brown Boveri S.A.	Spain	100.00
ABB AB	Sweden	100.00
ABB Norden Holding AB	Sweden	100.00
ABB Asea Brown Boveri Ltd	Switzerland	100.00
ABB Schweiz AG	Switzerland	100.00
ABB Technology Ltd.	Switzerland	100.00
ABB LIMITED	Thailand	100.00
ABB Elektrik Sanayi A.S.	Turkey	99.95
ABB Ltd.	Ukraine	100.00
ABB Industries (L.L.C.)	United Arab Emirates	49.00
ABB Holdings Limited	United Kingdom	100.00
ABB Limited	United Kingdom	100.00
ABB Holdings Inc.	United States	100.00
ABB Inc.	United States	100.00
Baldor Electric Company	United States	100.00
Kuhlman Electric Corporation	United States	100.00
Power-One, Inc.	United States	100.00
Thomas & Betts Corporation	United States	100.00

        ABB's operational group structure is described in "Item 4. Information of the Company—Introduction—Organizational structure".

Significant shareholders

        Investor AB, Sweden, held 186,580,142 ABB shares as of December 31, 2013. This holding represents approximately 8.1 percent of ABB's total share capital and voting rights as registered in the Commercial Register on that date. The number of shares held by Investor AB does not include shares held by Mr. Jacob Wallenberg (a director of ABB), the chairman of Investor AB, in his individual capacity.

        BlackRock Inc., New York, U.S., disclosed that as per July 25, 2011, it, together with its direct and indirect subsidiaries, held 69,702,100 ABB shares corresponding to 3.0 percent of ABB's total share capital and voting rights as registered in the Commercial Register on December 31, 2013. For a full review of the disclosure report pursuant to which BlackRock reported its ABB shareholdings, please refer to the search facility of the SIX Swiss Exchange Disclosure Office at http://www.six-swissexchange.com/shares/companies/major_shareholders_en.html?fromDate=19980101& issuer=10881

        To the best of ABB's knowledge, no other shareholder held 3 percent or more of ABB's total share capital and voting rights as registered in the Commercial Register on December 31, 2013.

        Under ABB's Articles of Incorporation, each registered share represents one vote. Significant shareholders do not have different voting rights.

        To our knowledge, we are not directly or indirectly owned or controlled by any government or by any other corporation or person.

Capital structure

Ordinary share capital

        On December 31, 2013, ABB's ordinary share capital (including treasury shares) as registered with the Commercial Register amounted to CHF 2,384,185,561.92, divided into 2,314,743,264 fully paid registered shares with a par value of CHF 1.03 per share.

Changes to the share capital

        In 2011, ABB issued shares out of its contingent capital in connection with ABB's Management Incentive Plan (MIP). For further details about the MIP see "Note 18 Share-based payment arrangements" to our Consolidated Financial Statements. The resulting share capital of CHF 2,384,185,561.92, divided into 2,314,743,264 fully paid registered shares, was first reflected in ABB's Articles of Incorporation dated December 5, 2011.

        Except as described in this section, there were no changes to ABB's share capital during 2013, 2012 and 2011.

Contingent share capital

        At December 31, 2013, ABB's share capital may be increased by an amount not to exceed CHF 206,000,000 through the issuance of up to 200,000,000 fully paid registered shares with a par value of CHF 1.03 per share through the exercise of conversion rights and/or warrants granted in connection with the issuance on national or international capital markets of newly or already issued bonds or other financial market instruments.

        At December 31, 2013, ABB's share capital may be increased by an amount not to exceed CHF 10,300,000 through the issuance of up to 10,000,000 fully paid registered shares with a par value of CHF 1.03 per share through the exercise of warrant rights granted to its shareholders. The Board may grant warrant rights not taken up by shareholders for other purposes in the interest of ABB.

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

        The acquisition of shares through the exercise of warrants and each subsequent transfer of the shares will be subject to the restrictions of ABB's Articles of Incorporation (see "Shareholders' participation—Limitations on transferability of shares and nominee registration" below).

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

        At December 31, 2013, ABB's share capital may be increased by an amount not to exceed CHF 96,859,964 through the issuance of up to 94,038,800 fully paid shares with a par value of CHF 1.03 per share to employees. [In addition, the Board has decided to propose to the Shareholders

at the 2014 Annual General Meeting that the contingent share capital be increased to    •    ]. The pre-emptive and advance subscription rights of ABB's shareholders are excluded. The shares or rights to subscribe for shares will be issued to employees pursuant to one or more regulations to be issued by the Board, taking into account performance, functions, level of responsibility and profitability criteria. ABB may issue shares or subscription rights to employees at a price lower than that quoted on a stock exchange. The acquisition of shares within the context of employee share ownership and each subsequent transfer of the shares will be subject to the restrictions of ABB's Articles of Incorporation (see "Shareholders' participation—Limitations on transferability of shares and nominee registration" below).

Authorized share capital

        At December 31, 2013, ABB had an authorized share capital in the amount of up to CHF 206,000,000 through the issuance of up to 200,000,000 fully paid registered shares with a par value of CHF 1.03 each, which is valid until April 29, 2015. The Board is authorized to determine the date of issue of new shares, the issue price, the type of payment, the conditions for the exercise of pre-emptive rights and the beginning date for dividend entitlement. In this regard, the Board may issue new shares by means of a firm underwriting through a banking institution, a syndicate or another third party with a subsequent offer of these shares to the shareholders. The Board may permit pre-emptive rights that have not been exercised by shareholders to expire or it may place these rights and/or shares as to which pre-emptive rights have been granted but not exercised at market conditions or use them for other purposes in the interest of the company. Furthermore, the Board is authorized to restrict or deny the pre-emptive rights of shareholders and allocate such rights to third parties if the shares are used (1) for the acquisition of an enterprise, parts of an enterprise, or participations, or for new investments, or in case of a share placement, for the financing or refinancing of such transactions; or (2) for the purpose of broadening the shareholder constituency in connection with a listing of shares on domestic or foreign stock exchanges. The subscription and the acquisition of the new shares, as well as each subsequent transfer of the shares, will be subject to the restrictions of ABB's Articles of Incorporation.

Convertible bonds and options

        ABB does not have any bonds outstanding that are convertible into ABB shares. For information about options on shares issued by ABB, see "Note 19 Stockholders' equity" to our Consolidated Financial Statements.

Shareholders' participation

Shareholders' voting rights

        ABB has one class of shares and each registered share carries one vote at the general meeting. Voting rights may be exercised only after a shareholder has been registered in the share register of ABB as a shareholder with the right to vote, or with Euroclear Sweden AB (Euroclear), which maintains a subregister of the share register of ABB.

        A shareholder may be represented at the Annual General Meeting by its legal representative, by another shareholder with the right to vote, or an independent proxy designated by ABB (unabhängiger Stimmrechtsvertreter). All shares held by one shareholder may be represented by one representative only.

        For practical reasons shareholders must be registered in the share register no later than 6 business days before the general meeting in order to be entitled to vote. Except for the cases described under "—Limitations on transferability of shares and nominee registration" below, there are no voting rights restrictions limiting ABB's shareholders' rights.

Limitations on transferability of shares and nominee registration

        ABB may decline a registration with voting rights if a shareholder does not declare that it has acquired the shares in its own name and for its own account. If the shareholder refuses to make such declaration, it will be registered as a shareholder without voting rights.

        A person failing to expressly declare in its registration application that it holds the shares for its own account (a nominee), will be entered in the share register with voting rights, provided that such nominee has entered into an agreement with ABB concerning its status, and further provided that the nominee is subject to recognized bank or financial market supervision. In special cases the Board may grant exemptions. There were no exemptions granted in 2013.

        The limitation on the transferability of shares may be removed by an amendment of ABB's Articles of Incorporation by a shareholders' resolution requiring two-thirds of the votes represented at the meeting.

Shareholders' dividend rights

        The unconsolidated statutory financial statements of ABB Ltd are prepared in accordance with Swiss law. Based on these financial statements, dividends may be paid only if ABB Ltd has sufficient distributable profits from previous years or sufficient free reserves to allow the distribution of a dividend. Swiss law requires that ABB Ltd retain at least 5 percent of its annual net profits as legal reserves (which are comprised of ordinary reserves, capital contribution reserve and reserve for own shares), unless these reserves already amount to 20 percent of ABB Ltd's share capital. Any net profits remaining in excess of those reserves are at the disposal of the shareholders' meeting.

        Under Swiss law, ABB Ltd may only pay out a dividend if it has been proposed by a shareholder or the Board of Directors of ABB Ltd and approved at a general meeting of shareholders, and the auditors confirm that the dividend conforms to statutory law and ABB Ltd's Articles of Incorporation. In practice, the shareholders' meeting usually approves dividends as proposed by the Board of Directors, if the Board of Directors' proposal is confirmed by the statutory auditors.

        Dividends are usually due and payable no earlier than three trading days after the shareholders' resolution and the ex-date for dividends is normally two trading days after the shareholders' resolution approving the dividend. Dividends are paid to holders that are registered on the record date. Payment of dividends on those shares registered with Euroclear is administered by Euroclear. Under Swiss law, dividends not collected within five years after the due date accrue to ABB Ltd and are allocated to its other reserves. As ABB Ltd pays cash dividends, if any, in Swiss francs (subject to the exception for certain shareholders in Sweden described below), exchange rate fluctuations will affect the U.S. dollar amounts received by holders of ADSs upon conversion of those cash dividends by Citibank, N.A., the depositary, in accordance with the Amended and Restated Deposit Agreement dated May 7, 2001.

        For shareholders who are residents of Sweden, ABB has established a dividend access facility (for up to 600,004,716 shares). If these shareholders register with Euroclear they may elect to receive the dividend from ABB Norden Holding AB in Swedish krona (in an amount equivalent to the dividend paid in Swiss francs) without deduction of Swiss withholding tax. For further information on the dividend access facility, see ABB Ltd's Articles of Incorporation, a copy of which can be found at www.abb.com/about/corporate-governance

General meeting

        Shareholders' resolutions at general meetings are approved with an absolute majority of the votes represented at the meeting, except for those matters described in article 704 of the Swiss Code of Obligations and for resolutions with respect to restrictions on the exercise of the right to vote and the removal of such restrictions, which all require the approval of two-thirds of the votes represented at the meeting.

        At December 31, 2013, shareholders representing shares of a par value totaling at least CHF 412,000 may request items to be included in the agenda of a general meeting. Any such request must be made in writing at least 40 days prior to the date of the general meeting and specify the items and the motions of such shareholder(s).

        ABB's Articles of Incorporation do not contain provisions on the convocation of the general meeting of shareholders that differ from the applicable legal provisions.

Board of Directors

Responsibilities and organization

        The Board defines the ultimate direction of the business of ABB and issues the necessary instructions. It determines the organization of the ABB Group and appoints, removes and supervises the persons entrusted with the management and representation of ABB.

        The internal organizational structure and the definition of the areas of responsibility of the Board, as well as the information and control instruments vis-à-vis the Executive Committee, are set forth in the ABB Ltd Board Regulations & Corporate Governance Guidelines, a copy of which can be found at www.abb.com/about/corporate-governance

        The Board meets as frequently as needed but at least four times per annual Board term. Board meetings are convened by the chairman or upon request by a director or the chief executive officer (CEO). Documentation covering the various items of the agenda for each Board meeting is sent out in advance to each Board member in order to allow each member time to study the covered matters prior to the meetings. Decisions made at the Board meetings are recorded in written minutes of the meetings.

        The CEO shall regularly, and whenever extraordinary circumstances so require, report to the Board about ABB's overall business and affairs. Further, Board members are entitled to information concerning ABB's business and affairs. Additional details are set forth in the ABB Ltd Board Regulations & Corporate Governance Guidelines which can be found at www.abb.com/about/corporate-governance

Term and members

        The members of the Board are elected individually at the annual general meeting of the shareholders for a term of one year; re-election is possible. Our Articles of Incorporation, a copy of which can be found at www.abb.com/about/corporate-governance, do not provide for the retirement of directors based on their age. However, an age limit for members of the Board is set forth in the ABB Ltd Board Regulations & Corporate Governance Guidelines (although waivers are possible and subject to Board discretion), a copy of which can be found at www.abb.com/about/corporate-governance

        As at December 31, 2013, the members of the Board (Board term April 2013 to April 2014) were:

        Hubertus von Grünberg has been a member and chairman of ABB's Board of Directors since May 3, 2007. He is a member of the supervisory board of Deutsche Telekom AG (Germany) and a member of the board of directors of Schindler Holding AG (Switzerland). Mr. von Grünberg was born in 1942 and is a German citizen.

        Roger Agnelli has been a member of ABB's Board of Directors since March 12, 2002. He is a member of the board of directors of WPP plc (U.K.). He was previously president and chief executive officer of Vale S.A. (Brazil). Mr. Agnelli was born in 1959 and is a Brazilian citizen.

        Louis R. Hughes has been a member of ABB's Board of Directors since May 16, 2003. He is the chairman of InZero Systems (formerly GBS Laboratories LLC) (U.S.) and also a member of the boards of directors of Akzo Nobel (the Netherlands) and Alcatel Lucent (France). Mr. Hughes was born in 1949 and is a U.S. citizen.

        Hans Ulrich Märki has been a member of ABB's Board of Directors since March 12, 2002. He is the retired chairman of IBM Europe, Middle East and Africa (France), and a member of the board of directors of Mettler Toledo International (U.S.) and Swiss Re Ltd and the Menuhin Festival Gstaad AG (both Switzerland). He is also a member of the foundation boards of the Schulthess Klinik, Zurich and Les Arts Gstaad (both Switzerland) and the board of trustees of the Hermitage Museum, St. Petersburg (Russia). Mr. Märki was born in 1946 and is a Swiss citizen.

        Michel de Rosen has been a member of ABB's Board of Directors since March 12, 2002. He is the chief executive officer and chairman of the board of directors of Eutelsat Communications (France). Mr. de Rosen was born in 1951 and is a French citizen.

        Michael Treschow has been a member of ABB's Board of Directors since May 16, 2003. He is the chairman of the boards of directors of Unilever NV (the Netherlands), and Unilever PLC (U.K.). He is also a member of the board of directors of the Knut and Alice Wallenberg Foundation (Sweden). Mr. Treschow was born in 1943 and is a Swedish citizen.

        Jacob Wallenberg has been a member of ABB's Board of Directors since June 26, 1999. From March 1999 to June 1999, he served as a member of the board of directors of ABB Asea Brown Boveri Ltd, the former parent company of the ABB Group. He is chairman of the board of directors of Investor AB (Sweden) and vice chairman of Telefonaktie-bolaget LM Ericsson AB, SEB Skandinaviska Enskilda Banken and SAS AB (all Sweden). He is also a member of the boards of directors of the Knut and Alice Wallenberg Foundation and the Stockholm School of Economics (both Sweden), and The Coca-Cola Company (U.S.). Mr. Wallenberg was born in 1956 and is a Swedish citizen.

        Ying Yeh has been a member of ABB's Board of Directors since April 29, 2011. She is a member of the boards of directors of InterContinental Hotels Group (U.K.), Volvo AB (Sweden) and Samsonite International S.A. (Luxembourg). Ms. Yeh was born in 1948 and is a Chinese citizen.

        As of December 31, 2013, all Board members were non-executive and independent directors (see also "Business relationships" below), and none of ABB's Board members held any official functions or political posts. Further information on ABB's Board members can be found by clicking on the ABB Board of Directors CV link which can be found at www.abb.com/about/corporate-governance

Board committees

        From among its members, the Board has appointed two Board committees: the Governance, Nomination and Compensation Committee (GNCC) and the Finance, Audit and Compliance Committee (FACC). The duties and objectives of the Board committees are set forth in the ABB Ltd Board Regulations & Corporate Governance Guidelines, a copy of which can be found at www.abb.com/about/corporate-governance. These committees assist the Board in its tasks and report regularly to the Board. The members of the Board committees are required to be independent.

  (i) Governance, Nomination and Compensation Committee

        The GNCC is responsible for (1) overseeing corporate governance practices within ABB, (2) nominating candidates for the Board, the role of CEO and other positions on the Executive Committee, and (3) succession planning, employment and compensation matters relating to the Board and the Executive Committee. The GNCC is also responsible for maintaining an orientation program for new Board members and an ongoing education program for existing Board members.

        The GNCC must comprise three or more independent directors. The chairman of the Board and, upon invitation by the committee's chairman, the CEO or other members of the Executive Committee may participate in the committee meetings, provided that any potential conflict of interest is avoided and confidentiality of the discussions is maintained.

  As at December 31, 2013, the members of the GNCC were:
  Hans Ulrich Märki (chairman)
  Michel de Rosen
  Michael Treschow
  Ying Yeh

  (ii) Finance, Audit and Compliance Committee

        The FACC is responsible for overseeing (1) the integrity of ABB's financial statements, (2) ABB's compliance with legal, tax and regulatory requirements, (3) the independent auditors' qualifications and independence, (4) the performance of ABB's internal audit function and external auditors, and (5) ABB's capital structure, funding requirements and financial risk policies.

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

  As at December 31, 2013, the members of the FACC were:
  Louis R. Hughes (chairman)
  Roger Agnelli
  Jacob Wallenberg

Meetings and attendance

        The Board and its committees have regularly scheduled meetings throughout the year. These meetings are supplemented by additional meetings (either in person or by conference call), as necessary.

        The table below shows the number of meetings held during 2013 by the Board and its committees, their average duration, as well as the attendance of the individual Board members. In addition, members of the Board and the Executive Committee participated in a two-day strategic retreat.

	Board
Meetings and attendance	Regular	Additional	GNCC	FACC
Average duration (hours)	6.5	1.8	3	2.8
Number of meetings	6	3	8	6
Meetings attended:
Hubertus von Grünberg	6	3	—	—
Roger Agnelli	6	3	—	6
Louis R. Hughes	6	3	—	6
Hans Ulrich Märki	6	3	8	—
Michel de Rosen	6	3	7	—
Michael Treschow	6	3	8	—
Jacob Wallenberg	6	3	—	6
Ying Yeh	6	3	8	—

Board Compensation and Shareholdings

        Information about Board compensation and shareholdings can be found in sections titled "Remuneration—Board Remuneration—Components of compensation", "Remuneration—Board Remuneration—Board compensation in 2013" and "Remuneration—ABB shareholding of members of the Board and EC".

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

Members of the Executive Committee

        As at December 31, 2013, the members of the Executive Committee were:

        Ulrich Spiesshofer was appointed Chief Executive Officer in September 2013. From January 2010 to September 2013, Mr. Spiesshofer was Executive Committee member responsible for the Discrete Automation and Motion division. He joined ABB in November 2005 as Executive Committee member responsible for Corporate Development. From 2002 until he joined ABB, he was senior partner, global head of operations practice at Roland Berger AG (Switzerland). Prior to 2002, he held various management positions with A.T. Kearney Ltd. and its affiliates. Mr. Spiesshofer was born in 1964 and is a German citizen.

        Eric Elzvik was appointed Chief Financial Officer and member of the Executive Committee in February 2013. He is a member of the Foundation Board of IMD. From 2010 to 2013, Mr. Elzvik was the Chief Financial Officer of ABB's Discrete Automation and Motion division. He joined ABB in 1984 and has held a variety of other leadership roles in Sweden, Singapore and Switzerland, including head of Corporate Development, and head of Mergers & Acquisitions and New Ventures. Mr. Elzvik was born in 1960 and is a Swiss and Swedish citizen.

        Jean-Christophe Deslarzes was appointed Head of Human Resources and Executive Committee member in November 2013. From 2010 through 2013 he was the Chief Human Resources and Organization Officer of the Carrefour Group (France). From 2008 to 2010 he was President and CEO of the Downstream Aluminum Businesses of Rio Tinto (Canada). From 2006 to 2008, he was Senior Vice President Human Resources and a member of the executive committee of Alcan Inc. (Canada), including co-leader of the Rio Tinto-Alcan integration from 2007 to 2008. Between 1994 and 2008, he held various roles with Alcan (Switzerland and France). Mr. Deslarzes was born in 1963 and is a Swiss citizen.

        Diane de Saint Victor joined ABB's Executive Committee as General Counsel in January 2007. She is a non-executive director of Barclays Bank PLC (U.K.). From 2004 to 2006, she was general counsel of European Aeronautic Defence and Space, EADS (France/Germany). From 2003 to 2004, she was general counsel of SCA Hygiene Products (Germany). From 1993 to 2003, she held various legal positions with Honeywell International (France/Belgium). From 1988 to 1993, she held various legal positions with General Electric (U.S.). Ms. de Saint Victor was born in 1955 and is a French citizen.

        Frank Duggan was appointed Executive Committee member responsible for Global Markets in March 2011. Since 2008, he has also been ABB's region manager for India, Middle East and Africa. From 2008 to 2011, he was ABB's country manager for the United Arab Emirates. From 2004 to 2007, he was head of ABB's Group Account Management and ABB's country manager for Ireland. Between 1986 and 2004, he held several management positions with ABB. Mr. Duggan was born in 1959 and is an Irish citizen.

        Greg Scheu was appointed Executive Committee member responsible for business integration, group service, and North America in November 2013. He has been nominated to be a board member of the National Electrical Manufacturers Association (U.S.). Mr. Scheu joined the Executive Committee as the member responsible for Marketing and Customer Solutions in May 2012. Mr. Scheu, a former executive of Rockwell International, joined ABB in 2001 and was responsible for the integration of Baldor Electric Co., which ABB acquired in January 2011, and for the integration of Thomas & Betts, which ABB acquired in 2012. Mr.Scheu was born in 1961 and is a U.S. citizen.

        Pekka Tiitinen was appointed Executive Committee member responsible for the Discrete Automation and Motion division in September 2013. Prior to joining the Executive Committee, Mr. Tiitinen was the head of ABB's drives and controls business in 2013. From 2003 to 2012, Mr. Tiitinen was the head of ABB's low voltage drives business and from 1990 to 2003, he held various management roles with ABB. Mr. Tiitinen was born in 1967 and is a Finnish citizen.

        Tarak Mehta was appointed Executive Committee member responsible for the Low Voltage Products division in October 2010. From 2007 to 2010, he was head of ABB's transformers business. Between 1998 and 2006, he held several management positions with ABB. Mr. Mehta was born in 1966 and is a U.S. citizen.

        Veli-Matti Reinikkala was appointed Executive Committee member responsible for the Process Automation division in January 2006. He is a member of the board of directors of UPM-Kymmene (Finland). In 2005, he was head of ABB's process automation business. From 1993 to 2005, he held several positions with ABB. Mr. Reinikkala was born in 1957 and is a Finnish citizen.

        Bernhard Jucker was appointed Executive Committee member responsible for the Power Products division in January 2006. From 2003 to 2005, he was ABB's country manager for Germany. From 1980 to 2003, he held various positions in ABB. Mr. Jucker was born in 1954 and is a Swiss citizen.

        Claudio Facchin was appointed Executive Committee member responsible for the Power Systems division in December 2013. From 2010 to 2013, Mr. Facchin was head of ABB's North Asia region. From 2004 to 2009, Mr. Facchin was the head of ABB's substations business and from 1995 to 2004, he held various management roles with ABB. Mr. Facchin was born in 1965 and is an Italian citizen.

        Further information about the members of the Executive Committee can be found by clicking on the Executive Committee CV link at www.abb.com/about/corporate-governance

Executive Committee Compensation and Shareholdings

        Information about Executive Committee compensation and shareholdings can be found in sections below titled "Remuneration—Executive Committee remuneration—Components of EC compensation", "Remuneration—Executive Committee remuneration—EC compensation in 2013", "Remuneration—Compensation to former members of the Board and the EC" and "Remuneration—ABB shareholdings of members of the Board and the EC".

Management contracts

        There are no management contracts between ABB and companies or natural persons not belonging to the ABB Group.

Business relationships

        This section describes important business relationships between ABB and its Board and Executive Committee members, or companies and organizations represented by them. This determination has been made based on ABB Ltd's Related Party Transaction Policy. This policy is contained in the ABB Ltd Board Regulations & Corporate Governance Guidelines, a copy of which can be found at www.abb.com/about/corporate-governance

        Vale S.A. and its subsidiaries (Vale) and ABB have entered into a framework agreement establishing general terms and conditions for the supply of products, systems and services among their respective group subsidiaries. ABB supplies Vale primarily with process automation products for mineral systems. The total revenues recorded by ABB in 2013 relating to its contracts with Vale were approximately $80 million. Roger Agnelli was president and CEO of Vale until May 2011.

        Atlas Copco AB (Atlas Copco) is an important customer of ABB. ABB supplies Atlas Copco primarily with drives and motors through its Discrete Automation and Motion division. The total revenues recorded by ABB relating to business with Atlas Copco were approximately $70 million in 2013. Jacob Wallenberg was vice chairman of Atlas Copco until April 2012.

        ABB has an unsecured syndicated $2-billion, revolving credit facility. As of December 31, 2013, SEB Skandinaviska Enskilda Banken AB (publ) (SEB) and Barclays Bank PLC (Barclays) had committed to $71 million out of the $2-billion total. In addition, ABB has regular banking business with SEB and Barclays. Jacob Wallenberg is the vice chairman of SEB and Diane de Saint Victor is a non-executive director of Barclays.

        After comparing the share of revenues generated from ABB's business with Vale and Atlas Copco, and after reviewing the banking commitments of SEB and Barclays, the Board has determined that ABB's business relationships with those companies are not unusual in their nature or conditions and do not constitute material business relationships. As a result, the Board concluded that all members of the Board are considered to be independent directors. This determination was made in accordance with ABB Ltd's Related Party Transaction Policy which was prepared based on the Swiss Code of Best Practice for Corporate Governance and the independence criteria set forth in the corporate governance rules of the New York Stock Exchange.

Employee participation programs

        In order to align its employees' interests with the business goals and financial results of the company, ABB operates a number of incentive plans, linked to ABB's shares, such as the Employee Share Acquisition Plan, the Management Incentive Plan and the Long-Term Incentive Plan. For a more detailed description of these incentive plans, please refer to "Note 18 Share-based payment arrangements" to our Consolidated Financial Statements.

Duty to make a public tender offer

        ABB's Articles of Incorporation do not contain any provisions raising the threshold (opting-up) or waiving the duty (opting out) to make a public tender offer pursuant to article 32 of the Swiss Stock Exchange and Securities Trading Act.

Remuneration

        ABB's success depends on its ability to attract and retain people who will drive the business to outperform competitors and create value for shareholders over the long term. These are important considerations behind ABB's remuneration policy. The Remuneration report presents the principles of this policy, the mechanisms for managing remuneration, and the compensation in 2013 for members of the Board of Directors (Board) and the Executive Committee (EC).

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

	Board term
Function	2013 - 2014	2012 - 2013
	CHF	CHF
Chairman of the Board	1,200,000	1,200,000
Member of the Board and Committee chairman	400,000	400,000
Member of the Board	300,000	300,000

Board compensation in 2013

        The compensation amounts per individual are listed in the table below:

		Paid in 2013
		November Board term 2013 - 2014		May Board term 2012 - 2013
Name	Function	Settled in cash(1)	Settled in shares— number of shares received(2)	Settled in cash(1)	Settled in shares— number of shares received(2)	Total compensation paid 2013(3)(4)
		CHF		CHF		CHF
Hubertus von Grünberg	Chairman of the Board	—	19,616	—	19,739	1,200,000
Roger Agnelli(5)	Member of the Board	75,000	2,419	75,000	2,442	300,000
Louis R. Hughes	Member of the Board and Chairman of the Finance, Audit and Compliance Committee	100,000	3,233	100,000	3,264	400,000
Hans Ulrich Märki	Member of the Board and Chairman of the Governance, Nomination and Compensation Committee	—	8,966	—	9,018	400,000
Michel de Rosen(6)	Member of the Board	75,000	2,629	75,000	2,646	300,000
Michael Treschow(6)	Member of the Board	75,000	2,629	75,000	2,647	300,000
Jacob Wallenberg(5)	Member of the Board	75,000	2,629	75,000	2,647	300,000
Ying Yeh(6)	Member of the Board	75,000	2,460	75,000	2,474	300,000

Total		475,000	44,581	475,000	44,877	3,500,000

(1)
Represents gross amounts paid, prior to deductions for social security, withholding tax etc.

(2)
Number of shares per Board member is calculated based on the net amount due after deductions for social security, withholding tax etc.

(3)
For the Board terms 2013-2014 and 2012-2013, all members elected to receive 50% of their gross compensation in the form of ABB shares, except for Hubertus von Grünberg and Hans Ulrich Märki who elected to receive 100% in shares.

(4)
In addition to the Board remuneration stated in the above table, in 2013, the Company paid CHF 147,290 in employee social security payments.

(5)
Member of the Finance, Audit and Compliance Committee.

(6)
Member of the Governance, Nomination and Compensation Committee.

        Consistent with past practice, no loans or guarantees were granted to Board members in 2013.

Executive Committee remuneration

Governance and principles

        The Board and GNCC have direct oversight of compensation policy at ABB. The GNCC is responsible for developing the general remuneration principles and practices of ABB and for recommending them to the full Board, which takes the final decisions.

        The Board and GNCC are actively involved in the continuous development of ABB's executive remuneration system to reflect an equitable remuneration philosophy that is based on the following principles:

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

        The GNCC acts on behalf of the Board in regularly reviewing the remuneration philosophy and structure, and in reviewing and approving specific proposals on executive compensation to ensure that they are consistent with ABB's compensation principles. Hostettler, Kramarsch & Partner AG (hkp), an independent consultant specializing in performance management and compensation, provides advice to the GNCC in the area of remuneration. hkp has no other mandate with ABB.

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

        Every year, the Board reviews the CEO's performance while the CEO reviews the performance of other members of the EC and makes recommendations to the GNCC on their individual remuneration. The full Board takes the final decisions on compensation for all EC members, none of whom participates in the deliberations on their remuneration.

        Information on the meetings held by the GNCC in 2013 can be found in the section "Board of Directors—Meetings and attendance".

Components of EC compensation

  (i) Compensation elements and performance considerations

        The compensation of EC members currently consists of the following elements: a base salary and benefits, a short-term variable component dependent on annual ABB performance objectives, and a long-term variable component designed to reward the creation of shareholder value and the executive's commitment to the company.

        The main components of executive compensation in 2013 are summarized in the following chart and described in detail below:

Base salary	Cash	Paid monthly
Competitive in relevant labor markets
Annual revisions, if any, partly based on performance
Short-term variable compensation	Cash	Conditional annual payment Payout depends on performance in previous year against predefined ABB objectives, with a cap on the payout for over performance
Long-term variable compensation	Cash and shares	Performance component:	Retention component:
(Long Term Incentive Plan)		Conditional grant made annually	Conditional grant made annually
		Payout is in cash and depends on ABB's weighted cumulative earnings per share over a three-year period	Payout is in shares (70%) and cash (30%) and requires the executive to remain at ABB until the end of the vesting period
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

        The chart below illustrates how performance considerations are reflected in each component of executive remuneration.

  (ii) Annual base salary

        The base salary for members of the EC is set taking into account positions of comparable responsibility outside ABB, as determined using the Hay methodology described above. It is reviewed annually, principally on the basis of Hay's annual Top Executive Compensation in Europe survey. When considering changes in base salary, the executive's performance during the preceding year against individual objectives is taken into account. Under its mandate with ABB, Hay also conducts job evaluations.

  (iii) Benefits

        Members of the EC receive pension benefits, payable into the Swiss ABB Pension Fund and the ABB Supplementary Insurance Plans (the regulations are available at www.abbvorsorge.ch). The compensation of EC members also includes social security contributions and other benefits, as outlined in the table in "EC compensation in 2013" below. The Board has decided to provide tax equalization for EC members resident outside Switzerland to the extent that they are not able to claim a tax credit in their country of residence for income taxes they have paid in Switzerland.

  (iv) Short-term variable compensation

        Payment of the short-term variable component is conditional on the fulfillment of predefined annual objectives that are specific, quantifiable and challenging. Short-term variable compensation for members of the EC and most other senior managers throughout the company is based on ABB performance objectives. For some managers with regional or country-level responsibilities, short-term variable compensation is based on related objectives adapted to ABB's goals in these markets. The Board determines the short-term ABB performance objectives taking into account the recommendation of the GNCC.

        The 2013 ABB metrics, shown in the table below, were aligned with ABB's 2015 strategic targets that have been communicated to shareholders.

Objective(1)	Weighting
Orders received	12.5%
Revenues	12.5%
Operational EBITDA(2)	25%
Ratio of operating cash flow to operational EBIT(3)	25%
Net Promoter Score (NPS)(4)	10%
Cost savings	15%

(1)
The financial objectives exclude the impact of currency fluctuations and major acquisitions.

(2)
See definition in "Note 23 Operating segment and geographic data" to ABB's Consolidated Financial Statements.

(3)
Operating cash flow is defined as net cash provided by operating activities, reversing the impact of interest, taxes and restructuring-related activities. Operational EBIT is defined as Operational EBITDA before excluding depreciation and amortization.

(4)
NPS is a metric based on dividing customers into three categories: Promoters, Passives, and Detractors. This is achieved by asking customers in a one-question survey whether they would recommend ABB to a colleague. In 2013, ABB had a target to increase the proportion of countries that have improved their NPS compared to the previous year.

        The payout for fully achieving the predefined annual objectives is equivalent to 150 percent of the base salary for the CEO and 100 percent of the base salary for other members of the EC. Underperformance results in a lower payout, or none at all if performance is below a certain threshold. If the objectives are exceeded, the Board has the discretion to approve a payout that is up to

50 percent higher (representing up to 225 percent of the base salary for the CEO and 150 percent of the base salary for other members of the EC). For 2013, the payout was 100 percent of the target short-term variable compensation, reflecting the company's performance.

  (v) Long-term variable compensation

        An important principle of executive compensation at ABB is that it should encourage the creation of value for the company's shareholders and enable EC members to participate in the company's success. The company's Long-Term Incentive Plan (LTIP) is the principal mechanism through which members of the EC and certain other executives are encouraged to create value for shareholders. Awarded annually, LTIPs comprise a performance component and a retention component whose proportions in relation to the base salary are explained below.

        Under the terms and conditions of the plan, the Board decides whether EC members who leave the company before the end of the three-year period forfeit the unvested award, or receive all or a portion of such awards. The Board also decides whether to award LTIPs to new participants or change the size of an LTIP award to an existing participant for up to six months after the launch of a plan. These Board decisions are made taking into account the recommendation of the GNCC.

        (a) Performance component

        The performance component of the plan is designed to reward participants for increasing earnings per share (EPS) over a three-year period. EPS was adopted as the performance measure in the performance component of the LTIP in 2012, replacing relative total shareholder return used in previous launches of LTIP. Earnings per share is defined in the terms of the LTIP as diluted earnings per share attributable to ABB shareholders calculated using Income from continuing operations, net of tax, unless the Board decides to calculate using Net income for a particular year.

        The payout is based on ABB's weighted cumulative EPS performance against predefined objectives. The weighted cumulative EPS is calculated as 33 percent of EPS in the first year plus 67 percent of EPS in the second year plus 100 percent of EPS in the third year. There is no payout if the lower threshold is not reached and payout is capped if performance exceeds the upper threshold. The payout factors are shown in the chart below.

        At each launch, participants are allocated a reference number of shares that is linked to a percentage of their base salary. In 2013, the percentages were 67 percent for the current CEO and 42 percent for the other members of the EC. As shown in the chart above, the payout can range from zero to 200 percent of the reference number of shares granted under the performance component. The payout at the end of the three-year period, if any, will be made in cash.

        (b) Historical payout of performance component

        Of the LTIPs launched since 2006 that have also vested, the only one whose performance component has paid out is the 2007 launch, under which participants, upon vesting, were entitled to receive 92 percent of the performance shares that they had been conditionally granted (see chart below).

        (c) Retention component

        The second component of the LTIP is designed to retain executives at ABB. Members of the EC are conditionally granted shares, which are awarded at the end of the vesting period, generally three years from grant date, subject to fulfillment of the vesting conditions.

        The reference grant size for the CEO is equivalent to 100 percent of base salary. The other EC members receive a grant from a pool whose reference size is equivalent to 65 percent of their combined base salaries. The Board allocates shares from this pool to each individual EC member, based on an assessment of their individual performance in the previous calendar year.

        The reference grant size for the CEO and the pool for the other EC members for any particular launch can each be increased or decreased by the Board by up to 25 percent, based on an assessment of ABB's performance over the three years preceding the launch of the plan. The assessment considers ABB's performance against its peers according to financial metrics (related to revenue growth, Operational EBITDA, P/E ratio, free cash flow, conversion ratio and share-price development) and non-financial measures (related to customer satisfaction, integrity, and health and safety).

        Based on its assessment of ABB's performance in the period 2010-2012 (particularly its NPS development and cash flow generation), the Board increased the size of the retention component in the 2013 LTIP by 5 percent in aggregate for all EC participants.

        EC members receive 70 percent of the payout in shares and the remainder in cash, unless they elect to receive 100 percent in shares.

  (vi) Severance provisions

        Employment contracts for EC members contain notice periods of 12 months, during which they are entitled to compensation comprising their base salary, benefits and short-term variable compensation. Since January 1, 2013, contracts for new members of the EC no longer include a provision extending compensation for up to 12 additional months if their employment is terminated by

ABB and if they do not find alternative employment within the notice period that pays at least 70 percent of their compensation.

EC compensation in 2013

        The tables in this section provide an overview of the total compensation of members of the EC in 2013, comprising cash compensation and share-based compensation. Cash compensation included the base salary, accrued short-term variable compensation for 2013, pension benefits, as well as other benefits comprising mainly social security and health insurance contributions. Share-based compensation includes grants under the LTIP and other share-based awards. The performance component of LTIPs is valued at grant using the ABB share price and Monte Carlo modeling, a mathematical technique that calculates a range of outcomes and the probability that they will occur. The model is an accepted simulation method under U.S. GAAP (the accounting standard used by ABB). The compensation is shown gross (before deduction of employee's social security and pension contributions).

        The base salary and benefits are fixed elements of the annual compensation packages, while the other components are variable. In 2013, fixed compensation represented 27 percent of the CEO's remuneration and an average of 32 percent for the other EC members. The ratio of fixed to variable components in any given year will depend on the performance of the individuals and of the company against predefined ABB performance objectives.

        For the EC, the total cash-based compensation was 29.0 million Swiss francs in 2013 compared with 30.3 million Swiss francs in 2012, while the value at grant of the conditional LTIP award compensation was 13.1 million Swiss francs in 2013 compared with 13.4 million Swiss francs in 2012.

The difference in compensation is mainly attributable to changes in the composition of the EC during 2013.

Name	Base salary	Short-term variable compensation(1)	Pension benefits	Other benefits(2)	2013 Total cash-based compensation	Estimated value of share-based grants under the LTIP in 2013(3)	Estimated value of replacement and special share-based grants in 2013(3)	2013 Total (incl. conditional share-based grants)
	CHF	CHF	CHF	CHF	CHF	CHF	CHF	CHF
Ulrich Spiesshofer (appointed as CEO as of September 15, 2013)(4)	1,097,346	1,336,375	247,293	232,225	2,913,239	2,859,135	—	5,772,374
Eric Elzvik (joined the EC on February 1, 2013)	779,173	779,167	238,437	228,478	2,025,255	981,672	—	3,006,927
Jean-Christophe Deslarzes (joined ABB on November 15, 2013)(5)	107,938	108,611	20,557	26,576	263,682	991,307	3,381,127	4,636,116
Diane de Saint Victor(6)	1,000,001	1,000,000	283,181	196,137	2,479,319	1,154,907	3,142,500	6,776,726
Frank Duggan(7)	666,322	676,257	322,308	634,447	2,299,334	910,437	—	3,209,771
Greg Scheu(8)	731,259	742,500	251,428	341,149	2,066,336	881,952	—	2,948,288
Pekka Tiitinen (joined the EC on September 15, 2013)	206,508	206,111	55,892	49,545	518,056	801,222	—	1,319,278
Tarak Mehta	760,424	766,500	230,159	363,814	2,120,897	910,437	—	3,031,334
Veli-Matti Reinikkala	770,006	770,000	270,799	204,648	2,015,453	585,598	—	2,601,051
Bernhard Jucker	965,842	969,000	287,455	239,366	2,461,663	1,246,516	—	3,708,179
Claudio Facchin (joined the EC on December 1, 2013)	58,334	58,334	19,373	3,790	139,831	816,396	—	956,227

Total current Executive Committee members	7,143,153	7,412,855	2,226,882	2,520,175	19,303,065	12,139,579	6,523,627	37,966,271

Joe Hogan (CEO until September 15, 2013)	1,423,758	2,135,625	207,007	948,293	4,714,683	—	—	4,714,683
Michel Demaré (CFO until January 31, 2013)	100,001	100,000	23,154	9,618	232,773	—	—	232,773
Gary Steel (EC member until November 15, 2013)	704,376	704,375	255,253	202,724	1,866,728	—	—	1,866,728
Prith Banerjee (EC member until May 31, 2013)	291,667	218,750	101,173	233,192	844,782	—	—	844,782
Brice Koch (EC member until November 30, 2013)	773,285	776,050	221,812	249,888	2,021,035	1,005,590	—	3,026,625

Total former Executive Committee members	3,293,087	3,934,800	808,399	1,643,715	9,680,001	1,005,590	—	10,685,591

Total	10,436,240	11,347,655	3,035,281	4,163,890	28,983,066	13,145,169	6,523,627	48,651,862

(1)
The table above shows accruals related to the short-term variable compensation for the year 2013 for all EC members, except for Prith Banerjee, who received, in May 2013, a pro-rata short-term variable compensation payment covering his period of service as an EC member in 2013. For all other EC members, the short-term variable compensation will be paid in 2014, after the publication of the financial results. In March 2013, the current and former EC members received the 2012 short-term variable compensation payments totaling CHF 12,641,252. Short-term variable compensation is linked to the objectives defined in the ABB Group's scorecard. Upon full achievement of these objectives, the short-term variable compensation of the CEO corresponds to 150 percent of his base salary, while for all other EC members it represents 100 percent of their respective base salary. The Board has the discretion to approve a payout that is up to 50 percent higher (representing up to 225 percent of the base salary for the CEO and 150 percent of the base salary for other members of the EC), if the objectives are exceeded.

(2)
Other benefits comprise payments related to social security, health insurance, children's education, transportation, tax advice and certain other items.

(3)
At the day of vesting (June 5, 2016) the value of the share-based awards granted under the LTIP may vary from the above numbers due to changes in ABB's share price and the outcome of the performance (earnings per share) parameter. The LTIP is also subject to service conditions, while the other share-based awards are subject to service and/or other conditions. The above amounts have been calculated using the market value of the ABB share on the day of grant and in the case of the performance component of the LTIP, the Monte Carlo simulation model.

(4)
The above compensation figures for Ulrich Spiesshofer represent compensation for the period January 1 to September 14, 2013, in his capacity as Head of the Discrete Automation and Motion division and thereafter for his role as Chief Executive Officer. His annual base salary as CEO is CHF 1,600,000.

(5)
Jean-Christophe Deslarzes received a replacement share grant of 144,802 shares for foregone benefits with his previous employer, representing a grant date fair value of CHF 3,381,127. Of the total, 78,983 shares vest on November 15, 2016, while 65,819 shares vest on November 15, 2018.

(6)
Diane de Saint Victor received a special retention share grant of 150,000 shares representing a grant date fair value of CHF 3,142,500. The shares vest on December 31, 2015.

(7)
Frank Duggan received 20 percent of his base salary in AED and 80 percent in EUR at a fixed AED/EUR exchange rate for the period January to December 2013. All AED amounts were converted into Swiss francs at a rate of CHF 0.2422914 per AED.

(8)
On May 16, 2013, Greg Scheu received a special bonus of CHF 168,750, which was settled in shares (7,942 shares).

        Furthermore in 2013, certain former EC members received contractual compensation for the period after leaving the EC, as shown in the table below. The compensation included the base salary, accrued short-term variable compensation for 2013, pension benefits, as well as other benefits comprising mainly social security and health insurance contributions. The compensation is shown gross (i.e. before deduction of employee's social insurance and pension contributions).

Name	Base salary	Short-term variable compensation(1)	Pension benefits	Other benefits(2)	2013 Total cash-based compensation
	CHF	CHF	CHF	CHF	CHF
Joe Hogan (CEO until September 15, 2013)(3)	586,253	879,375	85,239	323,314	1,874,181
Michel Demaré (CFO until January 31, 2013)(4)	1,100,006	1,100,000	255,549	428,053	2,883,608
Gary Steel (EC member until November 15, 2013)(4)	100,626	100,625	36,465	14,276	251,992
Brice Koch (EC member until November 30, 2013)(4)	70,551	70,550	20,174	34,447	195,722

Total	1,857,436	2,150,550	397,427	800,090	5,205,503

(1)
The short-term variable compensation will be paid in 2014, after the publication of the financial results.

(2)
Other benefits comprise payments related to social security, health insurance, children's education, transportation, tax advice and certain other items.

(3)
The above compensation figures of Joe Hogan represent compensation for the period September 16 to December 31, 2013, during which he was acting as a Senior Adviser to the ABB Board.

(4)
The above compensation figures of Michel Demaré, Gary Steel and Brice Koch represent contractual compensation for the period following their departure from the EC to December 31, 2013.

        Details of the share-based compensation granted to members of the EC during 2013 are provided in a table of their shareholdings in "ABB shareholdings of members of the Board and EC—EC ownership of ABB shares and options" below. Consistent with past practice, no loans or guarantees were granted to members of the EC in 2013.

        Members of the EC are eligible to participate in the Employee Share Acquisition Plan (ESAP), a savings plan based on stock options, which is open to employees around the world. Nine members of the EC participated in the 10th annual launch of the plan. EC members who participated in that launch are each entitled to acquire up to 440 ABB shares at 22.90 Swiss francs per share, the market share price at the start of that launch. In addition, to mark the 10-year anniversary of ESAP, for every 10 shares purchased at the end of the 10th ESAP, each participant will receive one ABB share for free.

        Members of the EC cannot participate in the Management Incentive Plan (MIP). Any MIP instruments—warrants, options and warrant appreciation rights (WARs)—held by EC members at December 31, 2013, (and disclosed in "ABB shareholdings of members of the Board and EC" below) were awarded to them as part of the compensation they received in earlier roles that they held in ABB.

        For a more detailed description of ESAP and MIP, please refer to "Note 18 Share-based payment arrangements" to our Consolidated Financial Statements.

Additional fees and remuneration

        In 2013, ABB did not pay any fees or remuneration to the members of the Board or the EC for services rendered to ABB other than those disclosed above. Except as disclosed in "Business relationships", ABB did not pay any additional fees or remuneration in 2013 to persons closely linked to a member of the Board or the EC for services rendered to ABB.

Compensation to former members of the Board and EC

        Except as disclosed above in "EC compensation in 2013", ABB did not make any payments in 2013 to a former member of the Board or the EC in connection with such role.

Change of control provisions

        Following the spirit of ABB's remuneration philosophy, none of ABB's Board members, EC members or members of senior management receives "golden parachutes" or other special benefits in the event of a change of control.

ABB shareholdings of members of the Board and EC

        The members of the Board and EC owned less than 1 percent of ABB's total shares outstanding at December 31, 2013.

Board ownership of ABB shares and options

        The table below shows the number of ABB shares held by each Board member:

	Total number of shares held
Name	December 31, 2013	December 31, 2012
Hubertus von Grünberg	212,725	173,370
Roger Agnelli	165,533	160,672
Louis R. Hughes	70,425	63,928
Hans Ulrich Märki	428,176	410,192
Michel de Rosen	133,870	128,595
Michael Treschow	102,782	97,506
Jacob Wallenberg(1)	180,158	174,882
Ying Yeh	13,843	8,909

Total	1,307,512	1,218,054

(1)
Share amounts provided in this section do not include the shares beneficially owned by Investor AB, of which Mr. Wallenberg is chairman.

        Except as described in this section, no member of the Board and no person closely linked to a member of the Board held any shares of ABB or options in ABB shares.

EC ownership of ABB shares and options

        As of December 31, 2013, EC members held the following number of ABB shares (or ADSs representing such shares), the conditional rights to receive shares under the LTIP, options and/or warrants (either vested or unvested as indicated) under the MIP, and unvested shares in respect of other compensation arrangements, as shown in the table below:

			Unvested at December 31, 2013
		Vested at December 31, 2013			Retention shares deliverable under the 2011 retention component of the LTIP(2) (vesting 2014)	Retention shares deliverable under the 2012 retention component of the LTIP(2) (vesting 2015)	Retention shares deliverable under the 2013 retention component of the LTIP(2) (vesting 2016)		Replacement share grant for foregone benefits from former employer(3) (vesting 2016 and 2018)
Name	Total number of shares held	Number of vested options and warrants held under the MIP(1)	Number of unvested options held under the MIP(1) (vesting 2014)	Number of unvested options held under the MIP(1) (vesting 2015)				Shares deliverable under the one-time 2012 AIEP(2) (vesting 2014)		Special retention share grant(3) (vesting 2015)
Ulrich Spiesshofer (appointed as CEO as of September 15, 2013)	148,179	—	—	—	31,104	67,293	78,395	72,603	—	—
Eric Elzvik (joined the EC on February 1, 2013)	23,284	201,250	221,375	287,500	—	—	27,071	—	—	—
Jean-Christophe Deslarzes (joined ABB on November 15, 2013)	—	—	—	—	—	—	27,071	—	144,802	—
Diane de Saint Victor	201,707	—	—	—	26,359	38,673	31,848	66,380	—	150,000
Frank Duggan	26,389	422,215	—	—	21,326	35,289	25,632	62,232	—	—
Greg Scheu(4)	7,974	201,250	221,375	—	—	29,664	24,830	56,008	—	—
Pekka Tiitinen (joined the EC on September 15, 2013)	5,500	603,750	221,375	—	—	12,041	22,294	—	—	—
Tarak Mehta	24,670	—	—	—	24,211	35,289	25,632	60,572	—	—
Veli-Matti Reinikkala	137,388	—	—	—	18,517	37,223	9,810	63,891	—	—
Bernhard Jucker	154,050	—	—	—	27,753	45,924	37,033	78,827	—	—
Claudio Facchin (joined the EC on December 1, 2013)	1,883	—	—	—	11,458	17,598	22,294	—	—	—

Total Executive Committee members as of Dec. 31, 2013	731,024	1,428,465	664,125	287,500	160,728	318,994	331,910	460,513	144,802	150,000

(1)
Warrants and options may be sold or exercised/converted into shares at the ratio of 5 warrants/options for 1 share.

(2)
The LTIP foresees delivering 30 percent of the value of the vested retention shares in cash and the Aquisition Integration Execution Plan (AIEP) foresees to deliver 30 percent of the value of the vested shares in cash. However under both plans participants have the possibility to elect to receive 100 percent of the vested award in shares.

(3)
The Replacement share grant and the Special retention share grant foresee delivering 30 percent of the value of the vested shares in cash. However, under both plans participants have the possibility to elect to receive 100 percent of the vested award in shares.

(4)
Total number of shares held includes 32 shares held by children.

        Furthermore, at December 31, 2013, the following members of the EC held vested WARs and conditionally granted ABB shares under the performance component of the LTIP 2013, 2012 and 2011, which at the time of vesting will be settled in cash.

		Unvested at December 31, 2013
		Maximum number of conditionally granted shares under the performance component of the 2011 launch of the LTIP (vesting 2014)
			Reference number of shares under the performance component of the 2012 launch of the LTIP (vesting 2015)	Reference number of shares under the performance component of the 2013 launch of the LTIP (vesting 2016)
	Vested at December 31, 2013
Name	Number of fully vested WARs held under the MIP
Ulrich Spiesshofer (appointed as CEO as of September 15, 2013)	—	15,460	22,588	50,024
Eric Elzvik (joined the EC on February 1, 2013)	434,380	—	—	16,659
Jean-Christophe Deslarzes (joined ABB on November 15, 2013)	—	—	—	16,659
Diane de Saint Victor	—	14,194	20,652	19,599
Frank Duggan	—	13,780	18,845	15,023
Greg Scheu	—	—	17,425	14,553
Pekka Tiitinen (joined the EC on September 15, 2013)	—	—	6,950	13,720
Tarak Mehta	—	12,516	18,845	15,023
Veli-Matti Reinikkala	—	11,965	19,878	15,091
Bernhard Jucker	—	17,933	24,524	18,992
Claudio Facchin (joined the EC on December 1, 2013)	675,000	7,639	10,665	13,720

Total Executive Committee members as of Dec. 31, 2013	1,109,380	93,487	160,372	209,063

        Except as described in this section, no member of the EC and no person closely linked to a member of the EC held any shares of ABB or options on ABB shares at December 31, 2013.

EMPLOYEES

        A breakdown of our employees by geographic region is as follows:

	December 31,
	2013	2012	2011
Europe	65,000	64,000	60,300
The Americas	34,400	34,400	25,900
Asia	39,400	38,300	37,400
Middle East and Africa	8,900	9,400	10,000

Total	147,700	146,100	133,600

        The proportion of our employees that are represented by labor unions or are the subject of collective bargaining agreements varies based on the labor practices of each country in which we operate.

Item 7.    Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

        At December 31, 2013, we had approximately 401,000 shareholders. Approximately 135,000 were U.S. holders, of which approximately 540 were record holders. Based on the share register, U.S. holders (including holders of ADSs) held approximately 10 percent of the total share capital and voting rights as registered in the Commercial Register on that date.

        For information on major shareholders see "Item 6. Directors, Senior Management and Employees—Group structure and shareholders—Significant shareholders".

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

Key management personnel

        For information on important business relationships between ABB and its Board and EC members, or companies and organizations represented by them, see "Item 6. Directors, Senior Management and Employees—Business relationships".

Item 8.    Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        See "Item 18. Financial Statements" for a list of financial statements contained in this Annual Report.

LEGAL PROCEEDINGS

  Antitrust

        Our cables business is under investigation for alleged anticompetitive practices in a number of jurisdictions, including Brazil and the European Union. In December 2013, we agreed with the Brazilian Antitrust Authority (CADE) to settle its ongoing investigation into our involvement in these anticompetitive practices and we agreed to pay a fine of approximately 1.5 million Brazilian reals (equivalent to approximately $1 million on date of payment). In the European Union, we have received the European Commission's Statement of Objections concerning its investigation into the cables business and in June 2012 participated in the related Oral Hearing. An informed judgment about the outcome of this investigation or the amount of potential loss or range of loss for ABB, if any, relating to this investigation cannot be made at this stage.

        In Brazil, our Gas Insulated Switchgear business is under investigation by the CADE for alleged anticompetitive practices. In addition, the CADE has opened an investigation into certain other power businesses of ABB, including FACTS and power transformers. An informed judgment about the outcome of these investigations or the amount of potential loss or range of loss for ABB, if any, relating to these investigations cannot be made at this stage.

        In Italy, one of our recently acquired subsidiaries was raided in October 2013 by the Italian Antitrust Agency for alleged anticompetitive practices. An informed judgment about the outcome of this investigation or the amount of potential loss or range of loss for ABB, if any, relating to this investigation cannot be made at this stage.

        In September 2012, the German Antitrust Authority (Bundeskartellamt) fined one of our German subsidiaries euro 8.7 million (equivalent to approximately $11 million on date of payment) for its involvement in anticompetitive practices in the German power transformers business.

        With respect to those aforementioned matters which are still ongoing, management is cooperating fully with the antitrust authorities.

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

        In September 2010, we reached settlements with the DoJ and the SEC regarding their investigations into these matters and into suspect payments involving certain of our subsidiaries in the United Nations Oil-for-Food Program. In connection with these settlements, we agreed to make payments to the DoJ and SEC totaling $58 million, which were settled in the fourth quarter of 2010. One subsidiary of ABB pled guilty to one count of conspiracy to violate the anti-bribery provisions of the U.S. Foreign Corrupt Practices Act and one count of violating those provisions. We entered into a deferred prosecution agreement and settled civil charges brought by the SEC. These settlements resolved the foregoing investigations. In lieu of an external compliance monitor, the DoJ and SEC agreed to allow us to report on our continuing compliance efforts and the results of the review of our internal processes through September 2013. Further to the Fraud Section of the DoJ determining that ABB has fully complied with all its obligations under the deferred prosecution agreement, on October 1, 2013, the competent court in the U.S. agreed to dismiss all criminal charges against us in relation to these matters.

General

        In addition, we are aware of proceedings, or the threat of proceedings, against us and others in respect of private claims by customers and other third parties with regard to certain actual or alleged anticompetitive practices. Also, we are subject to other various legal proceedings, investigations, and claims that have not yet been resolved. With respect to the above-mentioned regulatory matters and commercial litigation contingencies, we will bear the costs of the continuing investigations and any related legal proceedings.

Liabilities recognized

        At December 31, 2013 and 2012, we had aggregate liabilities of $245 million and $211 million, respectively, included in "Other provisions" and "Other non-current liabilities", for the above regulatory, compliance and legal contingencies, and none of the individual liabilities recognized was significant. As it is not possible to make an informed judgment on the outcome of certain matters and as it is not possible, based on information currently available to management, to estimate the maximum potential liability on other matters, there could be material adverse outcomes beyond the amounts accrued.

DIVIDENDS AND DIVIDEND POLICY

        See "Item 3. Key Information—Dividends and Dividend Policy" and "Item 6. Directors, Senior Management and Employees—Shareholders' participation—Shareholders' dividend rights".

SIGNIFICANT CHANGES

        Except as otherwise described in this Annual Report, there has been no significant change in our financial position since December 31, 2013.

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

TRADING HISTORY

        No suspension in the trading of our shares occurred in the years ended December 31, 2013, 2012 and 2011.

        The table below sets forth, for the periods indicated, the reported high and low closing prices for the shares on SIX Swiss Exchange and the NASDAQ OMX Stockholm Exchange and for the ADSs on the New York Stock Exchange.

	SIX Swiss Exchange		NASDAQ OMX Stockholm Exchange		New York Stock Exchange
	High	Low	High	Low	High	Low
	(CHF)		(SEK)		($)
Annual highs and lows
2009	22.20	13.16	151.50	98.50	21.90	10.97
2010	23.86	18.43	161.30	129.00	22.69	16.05
2011	23.88	15.00	170.20	112.40	27.49	16.42
2012	20.12	14.83	146.70	109.00	21.91	15.42
2013	23.53	19.20	172.30	133.50	26.56	20.87
Quarterly highs and lows
2012
First quarter	20.12	17.94	146.70	132.80	21.91	19.24
Second quarter	18.83	14.83	138.40	109.00	20.70	15.42
Third quarter	18.61	15.61	131.50	110.20	20.03	15.77
Fourth quarter	19.01	16.70	136.60	119.70	20.83	17.69
2013
First quarter	21.83	19.20	148.70	133.50	23.17	20.87
Second quarter	22.03	19.37	151.10	137.80	23.23	20.89
Third quarter	21.86	19.90	153.20	141.80	24.03	21.41
Fourth quarter	23.53	20.68	172.30	146.90	26.56	22.77
Monthly highs and lows
2013
September	21.86	20.13	153.20	142.60	24.03	21.58
October	23.21	20.68	165.40	146.90	25.84	22.77
November	23.35	22.78	168.70	163.50	25.55	25.02
December	23.53	21.85	172.30	161.70	26.56	24.61
2014
January	24.75	22.59	175.70	162.10	27.09	24.84
February	23.04	22.10	165.50	159.60	25.70	24.31

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

        Each share carries one vote in ABB Ltd's general shareholders' meeting. Voting rights may be exercised only after a shareholder has been recorded in ABB Ltd's share register (Aktienbuch) as a shareholder with voting rights, or with Euroclear Sweden AB in Sweden, which maintains a subregister of ABB Ltd's share register. Euroclear Sweden AB is an authorized central securities depository under the Swedish Act on Registration of Financial Instruments and carries out, among other things, the duties of registrar for Swedish companies listed on the NASDAQ OMX Stockholm Exchange. Registration with voting rights is subject to the restrictions described in "Transfer of Shares".

        The shares are not issued in certificated form and are held in collective custody at SIX SIS AG. Shareholders do not have the right to request printing and delivery of share certificates (aufgehobener Titeldruck), but may at any time request ABB Ltd to issue a confirmation of the number of registered shares held.

Capital Structure

        For a description of ABB Ltd's capital structure (including issued shares, contingent share capital and authorized share capital) and its dividend policy, see "Item 6. Directors, Senior Management and Employees—Capital structure" and "—Shareholders' participation—Dividends and dividend policy".

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

        Resolutions and elections usually require the approval of an "absolute majority" of the shares represented at a shareholders' meeting (i.e. a majority of the shares represented at the shareholders' meeting with abstentions having the effect of votes against the resolution). If the first ballot fails to result in an election and more than one candidate is standing for election, the presiding officer will order a second ballot in which a relative majority (i.e. a majority of the votes) shall be decisive.

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

        Only shareholders registered in ABB Ltd's share register with the right to vote are entitled to participate at shareholders' meetings. See "—Transfer of Shares". For practical reasons, shareholders must be registered in the share register with the right to vote no later than six business days prior to a shareholders' meeting in order to be entitled to participate and vote at such shareholders' meeting.

        Holders of Euroclear Sweden AB-registered shares are provided with financial and other information on ABB Ltd in the Swedish language in accordance with regulatory requirements and market practice. For shares that are registered in the system of Euroclear Sweden AB in the name of a nominee, such information is to be provided by the nominee.

Pre-emptive Rights

        Shareholders of a Swiss corporation have certain pre-emptive rights to subscribe for new shares issued in connection with capital increases in proportion to the nominal amount of their shares held. A resolution adopted at a shareholders' meeting with a supermajority of two-thirds of the shares represented may, however, repeal, limit or suspend (or authorize the board of directors to repeal, limit or suspend) pre-emptive rights for cause. Cause includes an acquisition of a business or a part thereof, an acquisition of a participation in a company or the grant of shares to employees. In addition, based on Article 4bis para. 1 and para. 4 of the Articles of Incorporation of ABB Ltd, pre-emptive rights of the shareholders are excluded in connection with the issuance of convertible or warrant-bearing bonds or other financial market instruments, shares to employees of ABB issued out of ABB Ltd's contingent share capital or the grant of warrant rights to shareholders, or may be restricted or denied by the Board of Directors of ABB Ltd under certain circumstances as set forth in Article 4ter of ABB Ltd's Articles of Incorporation. See "—Capital Structure".

Advance Subscription Rights

        Shareholders of a Swiss corporation may have an advance subscription right with respect to bonds and other instruments issued in connection with options or conversion rights for shares if such option or conversion rights are based on the corporation's conditional capital. However, the shareholders' meeting can, with a supermajority of two-thirds of the shares represented at the meeting, exclude or restrict (or authorize the board of directors to exclude or restrict) such advance subscription rights for cause. See "—Capital Structure—Contingent Share Capital".

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

        An additional disclosure requirement exists under the Swiss Code of Obligations, according to which ABB Ltd must disclose individual shareholders and groups of shareholders acting in concert and their shareholdings if they hold more than 5 percent of all voting rights and ABB Ltd knows or has reason to know of such major shareholders. Such disclosures must be made once a year in the notes to the financial statements as published in its annual report. For a list of our major shareholders, see "Item 7. Major Shareholders and Related Party Transactions—Major Shareholders".

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

        Other than the rules discussed in this section and in the section above entitled "—Duration, Liquidation and Merger" and "—Shareholders' Meetings" (which reflect mandatory provisions of Swiss law), no provision of ABB Ltd's Articles of Incorporation would operate only with respect to a merger, acquisition or corporate restructuring of ABB (or any of our subsidiaries) and have the effect of delaying, deferring or preventing a change in control of ABB.

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

Directors and Officers

        For further information regarding the material provisions of ABB Ltd's Articles of Incorporation and the Swiss Code of Obligations regarding directors and officers, see "Item 6. Directors, Senior Management and Employees—Corporate Governance—Duties of directors and officers".

Auditors

        The auditors are elected by the shareholders at the Annual General Meeting. Pursuant to the Articles of Incorporation, their term of office is one year.

        Ernst & Young AG, Switzerland, assumed the sole auditing mandate of the ABB Group beginning in the year ended December 31, 2001 (having previously been joint auditors since 1994). Ernst & Young AG has been the independent auditor of ABB Ltd and the ABB Group for the years ended December 31, 2013, 2012 and 2011. The auditor in charge and responsible for the mandate, Leslie Clifford, began serving in this capacity in respect of the financial year ended December 31, 2013.

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

EXCHANGE CONTROLS

        Other than in connection with Swiss government sanctions imposed on Belarus, Cote d'Ivoire, the Democratic Republic of the Congo, Eritrea, Guinea, Iran, Iraq, Lebanon, Liberia, Libya, Myanmar, North Korea, Republic of Guinea-Bissau, Somalia, Sudan, Syria, Zimbabwe, certain persons from the former Federal Republic of Yugoslavia and persons and organizations with connection to Osama bin Laden, the "al Qaeda" group or the Taliban and certain persons connected with the assassination of Rafik Hariri, there are currently no laws, decrees or regulations in Switzerland that restrict the export or import of capital, including, but not limited to, Swiss foreign exchange controls on payment of dividends, interest or liquidation proceeds, if any, to non-Swiss resident holders of shares. In addition, there are no limitations imposed by Swiss law or ABB Ltd's Articles of Incorporation on the rights of non-Swiss residents or non-Swiss citizens as shareholders to hold shares or to vote.

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

        Non-corporate U.S. holders generally will be taxed on such distributions at the lower rates applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) with respect to distributions during 2013, provided that the U.S. holder meets certain holding period and other requirements and provided that such distributions constitute "qualified dividends" for U.S. federal income tax purposes. Distributions treated as dividends will not be treated as "qualified dividends" if we were to be treated as a "passive foreign investment company" (a "PFIC") for U.S. federal income tax purposes in the year that the dividend is paid or in the year prior to the year that the dividend is paid. Based on certain estimates of its gross income and gross assets and the nature of its business, ABB believes that it will not be classified as a PFIC for the taxable year ending December 31, 2013. ABB's status in future years will depend on its assets and activities in those years. ABB has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC. However, as PFIC status is a factual matter that must be determined annually at the close of each taxable year, there can be no certainty regarding ABB's PFIC status in any particular year until the end of that year. U.S. holders are urged to consult their own tax advisors regarding the availability to them of the reduced dividend rate in light of their own particular circumstances and the consequences to them if ABB were to be treated as a PFIC with respect to any taxable year.

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

        If you are a U.S. holder, then dividends received by you with respect to shares or ADSs will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Swiss tax withheld on dividends may be deducted from your taxable income or credited against your U.S. federal income tax liability. However, to the extent that you would be entitled to a refund of Swiss withholding taxes pursuant to the U.S.-Switzerland tax treaty, you may not be eligible for a U.S. foreign tax credit with respect to the amount of such withholding taxes which may be refunded, even if you fail to claim the refund. See "—Swiss Taxation—Obtaining a Refund of Swiss Withholding Tax for U.S. Residents". The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by ABB generally will constitute passive income, or, in the case of certain U.S. holders, financial services income. The rules relating to the determination of the U.S. foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you would be entitled to this credit.

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

Item 11.    Quantitative and Qualitative Disclosures about Market Risk

Market Risk Disclosure

        The continuously evolving financial markets and the dynamic business environment expose us to changes in foreign exchange, interest rate and other market price risks. We have developed and implemented comprehensive policies, procedures, and controls to identify, mitigate, and monitor financial risk on a firm-wide basis. To efficiently aggregate and manage financial risks that could impact our financial performance, we operate a Group Treasury function. Our Group Treasury function provides an efficient source of liquidity, financing, risk management and other global financial services to the ABB Group companies. Our policies do not allow our Group companies to perform speculative trading. Market risk management activities are focused on mitigating material financial risks resulting from our global operating and financing activities.

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

        Our operating companies are responsible for identifying their foreign currency exposures and entering into intercompany derivative contracts with the Group Treasury function, where legally possible, to hedge their exposures. Where local laws restrict our operating companies from entering into intercompany derivatives with the Group Treasury function, derivative contracts are entered into locally with third-party financial institutions. The intercompany transactions have the effect of transferring the operating companies' currency risk to the Group Treasury function, but create no additional market risks on a consolidated basis. The Group Treasury function then manages this risk by entering into offsetting transactions with third-party financial institutions. According to our policy, material net currency exposures are required to be hedged and are primarily hedged with forward foreign exchange contracts. The majority of the foreign exchange hedge instruments have, on average, a maturity of less than twelve months. The Group Treasury function also hedges currency risks arising from monetary intercompany balances, primarily related to Group Treasury's financing of other ABB companies.

        As of December 31, 2013 and 2012, the net fair value of financial instruments with exposure to foreign currency rate movements was $(3,658) million and $(2,448) million, respectively. The potential loss in fair value of such financial instruments from a hypothetical 10 percent move in foreign exchange rates against our position would be approximately $632 million and $718 million for December 31, 2013 and 2012, respectively. The analysis reflects the aggregate adverse foreign exchange impact associated with transaction exposures, as well as translation exposures where appropriate. Our sensitivity analysis assumes a simultaneous shift in exchange rates against our positions exposed to foreign exchange risk and as such assumes an unlikely adverse case scenario. Exchange rates rarely move in the same direction. Therefore, the assumption of a simultaneous shift may overstate the impact of changing rates on assets and liabilities denominated in foreign currencies. The underlying trade-related transaction exposures of the industrial companies are not included in the quantitative analysis. If these underlying transaction exposures were included, they would tend to have an offsetting effect on the potential loss in fair value detailed above.

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

        As of December 31, 2013 and 2012, the net fair value of instruments subject to interest rate risk was $(1,583) million and $(2,122) million, respectively. The potential loss in fair value for such instruments from a hypothetical 100 basis points parallel shift in interest rates against our position (or a multiple of 100 basis points where 100 basis points is less than 10 percent of the interest rate) would be approximately $312 million and $550 million, for December 31, 2013 and 2012, respectively. The decrease in interest rate risk is primarily due to the hedging of certain outstanding bonds.

        Leases are not included as part of the sensitivity analysis. This represents a limitation of the analysis. While sensitivity analysis includes the interest rate sensitivity of the funding of the lease portfolio, a corresponding change in the lease portfolio was not considered in the sensitivity model.

Equity Risk

        Certain of our entities have equity investments that expose us to equity price risk. As of December 31, 2013 and 2012, the net fair value of equity risk sensitive instruments was $156 million and $29 million, respectively. The potential loss in fair value of such financial instruments from a hypothetical 10 percent move in the underlying equity prices against our position would be approximately $27 million and $9 million, for December 31, 2013 and 2012, respectively. Included in the net fair value and potential loss in fair value figures for equity risk are derivative instruments designated as hedges of warrant appreciation rights granted to employees under our management incentive plans (see "Note 18 Share-based payment arrangements" to our Consolidated Financial Statements). As of December 31, 2013 and 2012, the amount of such instruments included in the total net fair value of equity risk sensitive instruments was $56 million and $26 million, respectively, and the corresponding amount of potential loss in fair value was $17 million and $9 million, respectively. The liabilities relating to the warrant appreciation rights are not included as part of the sensitivity analysis. If such liabilities being hedged were included, they would tend to have an offsetting effect on the potential loss in fair value.

Commodity Risk

        We enter into commodity derivatives to hedge certain of our raw material exposures. As of December 31, 2013 and 2012, the net fair value of commodity derivatives was $(8) million and $(6) million, respectively. The potential loss in fair value for such commodity hedging derivatives from a hypothetical adverse 10 percent move against our position in the underlying commodity prices would be approximately $39 million and $46 million for December 31, 2013 and 2012, respectively. A significant proportion of our commodity derivatives are denominated in euro. The foreign exchange risk arising on such contracts has been excluded from the calculation of the potential loss in fair value from a hypothetical 10 percent move in the underlying commodity prices as disclosed above.

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

Depositary Payments

        In 2013, we received reimbursements from Citibank N.A., the Depositary Bank of our ADS program, of approximately $4 million to help cover costs related to our ADS program. Those costs, in addition to costs associated with compliance with U.S. securities laws, include expenses such as listing fees, proxy expenses, printing and distribution of reports, and other investor relations-related activities.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        Not applicable

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not applicable

Item 15.    Controls and Procedures

  (a)
  Disclosure controls and procedures

        We maintain controls and procedures designed to provide reasonable assurance that the information required to be disclosed in our filings under the Securities Exchange Act of 1934 (the Exchange Act, Rule 13a-15(e)) is recorded, processed, summarized and reported on a timely basis. Our Chief Executive Officer, Ulrich Spiesshofer, and Chief Financial Officer, Eric Elzvik, with the participation of key corporate senior management and management of key corporate functions, performed an evaluation of our disclosure controls and procedures as of December 31, 2013. Based on that evaluation, management, including the Chief Executive Officer and Chief Financial Officer, has concluded that, as of December 31, 2013, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in reports that we file or submit under the Exchange Act has been recorded, processed, summarized and reported within the time period specified in the rules and forms of the SEC and that such information has been accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

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

        Management conducted an assessment of the effectiveness of internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission (1992 framework) (COSO). Based on this assessment, management has concluded that internal control over financial reporting was effective as of December 31, 2013.

        Ernst & Young AG, an independent registered public accounting firm, has issued an opinion on the effectiveness of the ABB Group's internal control over financial reporting as of December 31, 2013, which is included in Item 18. Financial Statements.

  (c)
  Changes in internal control.

        In 2010, ABB started an initiative to standardize the internal control over financial reporting across its Shared Accounting Services Centers. This initiative was completed and a set of standard controls was identified for implementation. In 2013, ABB launched new end-to-end processes which regroup existing controls into a simplified structure and aim to strengthen the overall design and operational effectiveness of ABB's internal control over financial reporting. This initiative is part of ABB's continuous improvement of its internal control environment.

Item 15T.    Controls and Procedures

        Not applicable

Item 16A.    Audit Committee Financial Expert

        Our Board of Directors has determined that Louis R. Hughes, Jacob Wallenberg and Roger Agnelli, who serve on our audit committee, are independent, as that term is defined in the listing standards promulgated by the New York Stock Exchange, and are audit committee financial experts.

Item 16B.    Code of Ethics

        Our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions are bound to adhere to our Code of Conduct, which applies to all employees of all companies in the ABB Group. Our Code of Conduct is available on our Web site in the section "Corporate governance" at www.abb.com/investorrelations

Item 16C.    Principal Accountant Fees and Services

  Audit Fees

        Fees for audit services provided by Ernst & Young totaled approximately $29.9 million and $28.6 million in 2013 and 2012, respectively. Audit fees include the standard audit work performed each fiscal year necessary to allow the auditor to issue an opinion on our Consolidated Financial Statements (including the integrated audit of internal controls over financial reporting) and to issue an opinion on the local statutory financial statements of ABB Ltd and its subsidiaries. Audit fees also include services that can be provided only by the ABB Group auditor such as pre-issuance reviews of quarterly financial results and comfort letters delivered to underwriters in connection with debt and equity offerings.

  Audit-Related Fees

        Fees for audit-related services provided by Ernst & Young totaled approximately $1.2 million and $3.0 million in 2013 and 2012, respectively, consisting primarily of accounting consultations, audits of pension and benefit plans, and accounting advisory services.

  Tax Fees

        Fees for tax services provided by Ernst & Young totaled approximately $2.9 million and $3.2 million in 2013 and 2012, respectively, representing tax compliance fees as well as tax advice and planning fees.

  All Other Fees

        Fees for other services provided by Ernst & Young, not included in the above three categories, totaled approximately $0.5 million and $1.8 million in 2013 and 2012, respectively.

  Pre-Approval Procedures and Policies

        In accordance with the requirements of the U.S. Sarbanes-Oxley Act of 2002 and rules issued by the SEC, we utilize a procedure for the review and pre-approval of any services performed by Ernst & Young. The procedure requires that all proposed engagements of Ernst & Young for audit and permitted non-audit services are submitted to the FACC for approval prior to the beginning of any such services. In accordance with this policy, all services performed by and fees paid to Ernst & Young in 2013 and 2012, as discussed above in this Item 16C, were approved by the FACC.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

        None

Item 16E.    Purchase of Equity Securities by Issuer & Affiliated Purchasers

        During 2013, no purchases of ABB Ltd equity securities were made by ABB on the open market.

Item 16F.    Change in Registrant's Certifying Accountant

        Not applicable

Item 16G.    Corporate Governance

        See "Item 6. Directors, Senior Management and Employees—Principles of Corporate Governance—General Principles" for significant ways in which ABB's corporate governance practices differ from the New York Stock Exchange's standards.

Item 16H.    Mine Safety Disclosure

        Not applicable

PART III

Item 17.    Financial Statements

        We have elected to provide financial statements and the related information pursuant to Item 18.

Item 18.    Financial Statements

        See pages F-1 to F-83, which are incorporated herein by reference. All schedules are omitted as the required information is inapplicable or the information is presented in the Consolidated Financial Statements or notes thereto.

[Item 19.    Exhibits

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
7.1	Computation of Ratio of Earnings to Fixed Charges.
8.1	Subsidiaries of ABB Ltd as of December 31, 2013.
12.1	Certification of the chief executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the chief financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by the chief executive officer of ABB Ltd pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
13.2	Certification by the chief financial officer of ABB Ltd pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

15.1	Consent of Independent Registered Public Accounting Firm.
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

Date: March 7, 2014.

Report of management on internal control over financial reporting

        The Board of Directors and management of ABB Ltd and its consolidated subsidiaries ("ABB") are responsible for establishing and maintaining adequate internal control over financial reporting. ABB's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of the published Consolidated Financial Statements in accordance with U.S. generally accepted accounting principles.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with ABB's policies and procedures may deteriorate.

        Management conducted an assessment of the effectiveness of internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (COSO). Based on this assessment, management has concluded that ABB's internal control over financial reporting was effective as of December 31, 2013.

        Ernst & Young AG, an independent registered public accounting firm, has issued an opinion on the effectiveness of ABB's internal control over financial reporting as of December 31, 2013, which is included on page F-4 of this Annual Report.

/s/ ULRICH SPIESSHOFER Chief Executive Officer
/s/ ERIC ELZVIK Chief Financial Officer

Zurich, March 7, 2014

 Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of ABB Ltd:

        We have audited the accompanying consolidated balance sheets of ABB Ltd as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, cash flows and changes in stockholders' equity for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ABB Ltd at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ABB Ltd's internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated March 7, 2014, expressed an unqualified opinion thereon.

/s/ Ernst & Young AG

Zurich, Switzerland
March 7, 2014

 Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of ABB Ltd:

        We have audited ABB Ltd's internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). ABB Ltd's Board of Directors and management are responsible for maintaining effective internal control over financial reporting, and management is responsible for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of management on internal control over financial reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

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

        In our opinion, ABB Ltd maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2013 consolidated financial statements of ABB Ltd and our report dated March 7, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young AG

Zurich, Switzerland
March 7, 2014

ABB Ltd

Consolidated Income Statements

Year ended December 31 ($ in millions, except per share data in $)

	2013	2012	2011
Sales of products	35,282	32,979	31,875
Sales of services	6,566	6,357	6,115

Total revenues	41,848	39,336	37,990

Cost of products	(25,728)	(23,838)	(22,649)
Cost of services	(4,128)	(4,120)	(3,907)

Total cost of sales	(29,856)	(27,958)	(26,556)

Gross profit	11,992	11,378	11,434
Selling, general and administrative expenses	(6,094)	(5,756)	(5,373)
Non-order related research and development expenses	(1,470)	(1,464)	(1,371)
Other income (expense), net	(41)	(100)	(23)

Income from operations	4,387	4,058	4,667
Interest and dividend income	69	73	90
Interest and other finance expense	(390)	(293)	(207)

Income from continuing operations before taxes	4,066	3,838	4,550
Provision for taxes	(1,122)	(1,030)	(1,244)

Income from continuing operations, net of tax	2,944	2,808	3,306
Income (loss) from discontinued operations, net of tax	(37)	4	9

Net income	2,907	2,812	3,315
Net income attributable to noncontrolling interests	(120)	(108)	(147)

Net income attributable to ABB	2,787	2,704	3,168

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	2,824	2,700	3,159
Net income	2,787	2,704	3,168
Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	1.23	1.18	1.38
Net income	1.21	1.18	1.38
Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	1.23	1.18	1.38
Net income	1.21	1.18	1.38
Weighted-average number of shares outstanding (in millions) used to compute:
Basic earnings per share attributable to ABB shareholders	2,297	2,293	2,288
Diluted earnings per share attributable to ABB shareholders	2,305	2,295	2,291

See accompanying Notes to the Consolidated Financial Statements

ABB Ltd

Consolidated Statements of Comprehensive Income

Year ended December 31 ($ in millions)

	2013	2012	2011
Net income	2,907	2,812	3,315
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	141	383	(275)
Available-for-sale securities:
Net unrealized gains (losses) arising during the year	(4)	3	(3)
Reclassification adjustments for net (gains) losses included in net income	(13)	1	5

Unrealized gains (losses) on available-for-sale securities	(17)	4	2
Pension and other postretirement plans:
Prior service costs arising during the year	(16)	(36)	(23)
Net actuarial gains (losses) arising during the year	291	(601)	(593)
Amortization of prior service cost included in net income	23	30	22
Amortization of net actuarial loss included in net income	99	70	44
Amortization of transition liability included in net income	—	—	1

Pension and other postretirement plan adjustments	397	(537)	(549)
Cash flow hedge derivatives:
Net unrealized gains (losses) arising during the year	28	53	(19)
Reclassification adjustments for net gains included in net income	(43)	(28)	(61)

Unrealized gains (losses) of cash flow hedge derivatives	(15)	25	(80)

Total other comprehensive income (loss), net of tax	506	(125)	(902)

Total comprehensive income, net of tax	3,413	2,687	2,413
Comprehensive income attributable to noncontrolling interests, net of tax	(115)	(98)	(136)

Total comprehensive income, net of tax, attributable to ABB	3,298	2,589	2,277

See accompanying Notes to the Consolidated Financial Statements

ABB Ltd

Consolidated Balance Sheets

December 31 ($ in millions, except share data)

	2013	2012
Cash and equivalents	6,021	6,875
Marketable securities and short-term investments	464	1,606
Receivables, net	12,146	11,575
Inventories, net	6,004	6,182
Prepaid expenses	252	311
Deferred taxes	832	869
Other current assets	706	584

Total current assets	26,425	28,002
Property, plant and equipment, net	6,254	5,947
Goodwill	10,670	10,226
Other intangible assets, net	3,297	3,501
Prepaid pension and other employee benefits	93	71
Investments in equity-accounted companies	197	213
Deferred taxes	370	334
Other non-current assets	758	776

Total assets	48,064	49,070

Accounts payable, trade	5,112	4,992
Billings in excess of sales	1,714	2,035
Short-term debt and current maturities of long-term debt	453	2,537
Advances from customers	1,726	1,937
Deferred taxes	259	270
Provisions for warranties	1,362	1,291
Other provisions	1,807	1,575
Other current liabilities	4,242	4,337

Total current liabilities	16,675	18,974
Long-term debt	7,570	7,534
Pension and other employee benefits	1,639	2,290
Deferred taxes	1,265	1,260
Other non-current liabilities	1,707	1,566

Total liabilities	28,856	31,624
Commitments and contingencies
Stockholders' equity:
Capital stock and additional paid-in capital (2,314,743,264 issued shares at December 31, 2013 and 2012)	1,750	1,691
Retained earnings	19,186	18,066
Accumulated other comprehensive loss	(2,012)	(2,523)
Treasury stock, at cost (14,093,960 and 18,793,989 shares at December 31, 2013 and 2012, respectively)	(246)	(328)

Total ABB stockholders' equity	18,678	16,906
Noncontrolling interests	530	540

Total stockholders' equity	19,208	17,446

Total liabilities and stockholders' equity	48,064	49,070

See accompanying Notes to the Consolidated Financial Statements

ABB Ltd

Consolidated Statements of Cash Flows

Year ended December 31 ($ in millions)

	2013	2012	2011
Operating activities:
Net income	2,907	2,812	3,315
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,318	1,182	995
Pension and other employee benefits	6	(13)	(49)
Deferred taxes	(137)	64	(34)
Net gain from sale of property, plant and equipment	(18)	(26)	(47)
Other	95	171	107
Changes in operating assets and liabilities:
Trade receivables, net	(571)	(310)	(731)
Inventories, net	324	61	(600)
Trade payables	(43)	(57)	213
Billings in excess of sales	(168)	152	150
Provisions, net	199	(109)	(391)
Advances from customers	(145)	181	47
Other assets and liabilities, net	(114)	(329)	637

Net cash provided by operating activities	3,653	3,779	3,612
Investing activities:
Purchases of marketable securities (available-for-sale)	(526)	(2,288)	(2,809)
Purchases of short-term investments	(30)	(67)	(142)
Purchases of property, plant and equipment and intangible assets	(1,106)	(1,293)	(1,021)
Acquisition of businesses (net of cash acquired) and changes in cost and equity investments	(914)	(3,694)	(4,020)
Proceeds from sales of marketable securities (available-for-sale)	1,367	1,655	3,717
Proceeds from maturity of marketable securities (available-for-sale)	118	—	483
Proceeds from short-term investments	47	27	529
Proceeds from sales of property, plant and equipment	80	40	57
Proceeds from sales of businesses and equity-accounted companies (net of cash disposed)	62	16	8
Other investing activities	185	29	(55)

Net cash used in investing activities	(717)	(5,575)	(3,253)
Financing activities:
Net changes in debt with maturities of 90 days or less	(697)	570	450
Increase in debt	492	5,986	2,580
Repayment of debt	(1,893)	(1,104)	(2,576)
Delivery of shares	74	90	110
Dividends paid	(1,667)	(1,626)	(1,569)
Acquisition of noncontrolling interests	(13)	(9)	(13)
Dividends paid to noncontrolling shareholders	(149)	(121)	(157)
Other financing activities	(3)	(24)	(33)

Net cash provided by (used in) financing activities	(3,856)	3,762	(1,208)
Effects of exchange rate changes on cash and equivalents	66	90	(229)

Net change in cash and equivalents—continuing operations	(854)	2,056	(1,078)
Cash and equivalents, beginning of period	6,875	4,819	5,897

Cash and equivalents, end of period	6,021	6,875	4,819

Supplementary disclosure of cash flow information:
Interest paid	287	189	165
Taxes paid	1,278	1,211	1,305

See accompanying Notes to the Consolidated Financial Statements

ABB Ltd

Consolidated Statements of Changes in Stockholders' Equity

Years ended December 31, 2013, 2012 and 2011 ($ in millions)

			Accumulated other comprehensive loss
	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gains (losses) on available- for-sale securities	Pension and other post- retirement plan adjustments	Unrealized gains (losses) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders' equity	Non- controlling interests	Total stockholders' equity
Balance at January 1, 2011	1,454	15,389	(707)	18	(920)	92	(1,517)	(441)	14,885	573	15,458
Comprehensive income:
Net income		3,168							3,168	147	3,315
Foreign currency translation adjustments, net of tax			(261)				(261)		(261)	(14)	(275)
Effect of change in fair value of available-for-sale securities, net of tax				2			2		2		2
Unrecognized income (expense) related to pensions and other postretirement plans, net of tax					(552)		(552)		(552)	3	(549)
Change in derivatives qualifying as cash flow hedges, net of tax						(80)	(80)		(80)		(80)

Total comprehensive income									2,277	136	2,413
Changes in noncontrolling interests	(3)								(3)	7	4
Dividends paid to noncontrolling shareholders									—	(157)	(157)
Dividends paid		(1,569)							(1,569)		(1,569)
Share-based payment arrangements	67								67		67
Delivery of shares	93							17	110		110
Call options	(9)								(9)		(9)
Replacement options issued in connection with acquisition	19								19		19

Balance at December 31, 2011	1,621	16,988	(968)	20	(1,472)	12	(2,408)	(424)	15,777	559	16,336

Comprehensive income:
Net income		2,704							2,704	108	2,812
Foreign currency translation adjustments, net of tax			388				388		388	(5)	383
Effect of change in fair value of available-for-sale securities, net of tax				4			4		4		4
Unrecognized income (expense) related to pensions and other postretirement plans, net of tax					(532)		(532)		(532)	(5)	(537)
Change in derivatives qualifying as cash flow hedges, net of tax						25	25		25		25

Total comprehensive income									2,589	98	2,687
Changes in noncontrolling interests									—	6	6
Dividends paid to noncontrolling shareholders									—	(123)	(123)
Dividends paid		(1,626)							(1,626)		(1,626)
Share-based payment arrangements	60								60		60
Delivery of shares	(6)							96	90		90
Call options	10								10		10
Replacement options issued in connection with acquisition	5								5		5
Other	1								1		1

Balance at December 31, 2012	1,691	18,066	(580)	24	(2,004)	37	(2,523)	(328)	16,906	540	17,446

Comprehensive income:
Net income		2,787							2,787	120	2,907
Foreign currency translation adjustments, net of tax			149				149		149	(8)	141
Effect of change in fair value of available-for-sale securities, net of tax				(17)			(17)		(17)		(17)
Unrecognized income (expense) related to pensions and other postretirement plans, net of tax					394		394		394	3	397
Change in derivatives qualifying as cash flow hedges, net of tax						(15)	(15)		(15)		(15)

Total comprehensive income									3,298	115	3,413
Changes in noncontrolling interests	(17)								(17)	25	8
Dividends paid to noncontrolling shareholders									—	(150)	(150)
Dividends paid		(1,667)							(1,667)		(1,667)
Share-based payment arrangements	71								71		71
Delivery of shares	(8)							82	74		74
Call options	13								13		13
Replacement options issued in connection with acquisition	2								2		2
Other	(2)								(2)		(2)

Balance at December 31, 2013	1,750	19,186	(431)	7	(1,610)	22	(2,012)	(246)	18,678	530	19,208

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

Reclassifications

        Certain amounts reported for prior years in the Consolidated Financial Statements and Notes have been reclassified to conform to the current year's presentation. These changes primarily relate to current liabilities, where amounts previously reported in "Employee and other payables" and "Accrued expenses" have been reclassified to "Other provisions" and "Other current liabilities".

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

        If the fair value of a debt security is less than its amortized cost, then an other-than-temporary impairment for the difference is recognized if (i) the Company has the intent to sell the security, (ii) it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost base or (iii) a credit loss exists insofar as the Company does not expect to recover the entire recognized amortized cost of the security. Such impairment charges are generally recognized in "Interest and other finance expense". If the impairment is due to factors other than credit losses, and the Company does not intend to sell the security and it is not more likely than not that it will be required to sell the security before recovery of the security's amortized cost, such impairment charges are recorded in "Accumulated other comprehensive loss".

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

Accounts receivable and allowance for doubtful accounts

        Accounts receivable are recorded at the invoiced amount. The Company has a group-wide policy on the management of credit risk. The policy includes a credit assessment methodology to assess the creditworthiness of customers and assign to those customers a risk category. Third-party agencies' ratings are considered, if available. For customers where agency ratings are not available, the customer's most recent financial statements, payment history and other relevant information are considered in the assignment to a risk category. Customers are assessed at least annually or more frequently when information on significant changes in the customers' financial position becomes known. In addition to the assignment to a risk ctegory, a credit limit per customer is set.

        The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write-off experience and customer specific data. If an amount has not been settled within its contractual payment term then it is considered past due. The Company reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectability. Account balances are charged off against the related allowance when the Company believes that the amount will not be recovered.

        The Company, in its normal course of business, transfers receivables to third parties, generally without recourse. The transfer is accounted for as a sale when the Company has surrendered control over the receivables. Control is deemed to have been surrendered when (i) the transferred receivables

Note 2—Significant accounting policies (Continued)

have been put presumptively beyond the reach of the Company and its creditors, even in bankruptcy or other receivership, (ii) the third-party transferees have the right to pledge or exchange the transferred receivables, and (iii) the Company has relinquished effective control over the transferred receivables and does not retain the ability or obligation to repurchase or redeem the transferred receivables. At the time of sale, the sold receivables are removed from the Consolidated Balance Sheets and the related cash inflows are classified as operating activities in the Consolidated Statements of Cash Flows. Costs associated with the sale of receivables, including the related gains and losses from the sales, are included in "Interest and other finance expense". Transfers of receivables that do not meet the requirements for treatment as sales are accounted for as secured borrowings and the related cash flows are classified as financing activities in the Consolidated Statements of Cash Flows.

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

Note 2—Significant accounting policies (Continued)

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

        Revenues for software license fees are recognized when persuasive evidence of a non-cancelable license agreement exists, delivery has occurred, the license fee is fixed or determinable, and collection is probable. In software arrangements that include rights to multiple software products and/or services, the total arrangement fee is allocated using the residual method. Under this method revenue is allocated to the undelivered elements based on vendor-specific objective evidence (VSOE) of the fair value of such undelivered elements and the residual amounts of revenue are allocated to the delivered elements. Elements included in multiple element arrangements may consist of software licences, maintenance (which includes customer support services and unspecified upgrades), hosting, and consulting services. VSOE is based on the price generally charged when an element is sold separately or, in the case of an element not yet sold separately, the price established by management, if it is probable that the price, once established, will not change once the element is sold separately. If VSOE does not exist for an undelivered element, the total arrangement fee will be recognized as revenue over the life of the contract or upon delivery of the undelivered element.

        The Company offers multiple element arrangements to meet its customers' needs. These arrangements may involve the delivery of multiple products and/or performance of services (such as installation and training) and the delivery and/or performance may occur at different points in time or over different periods of time. Deliverables of such multiple element arrangements are evaluated to determine the unit of accounting and if certain criteria are met, the Company allocates revenues to each unit of accounting based on its relative selling price. A hierarchy of selling prices is used to determine the selling price of each specific deliverable that includes VSOE (if available), third-party evidence (if VSOE is not available), or estimated selling price if neither of the first two is available. The estimated selling price reflects the Company's best estimate of what the selling prices of elements

Note 2—Significant accounting policies (Continued)

would be if the elements were sold on a stand-alone basis. Revenue is allocated between the elements of an arrangement at the inception of the arrangement. Such arrangements generally include industry-specific performance and termination provisions, such as in the event of substantial delays or non-delivery.

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

Note 2—Significant accounting policies (Continued)

Goodwill and other intangible assets

        Goodwill is reviewed for impairment annually as of October 1, or more frequently if events or circumstances indicate that the carrying value may not be recoverable.

        Goodwill is evaluated for impairment at the reporting unit level. A reporting unit is an operating segment or one level below an operating segment. For the annual impairment review in 2013, the reporting units were the same as the operating segments for Discrete Automation and Motion, Low Voltage Products, Power Products and Power Systems, while for the Process Automation operating segment, the reporting units were determined to be one level below the operating segment.

        When evaluating goodwill for impairment, the Company uses either a qualitative or quantitative assessment method for each reporting unit. The qualitative assessment involves determining, based on an evaluation of qualitative factors, if it is more likely than not that the fair value of a reporting unit is less than its carrying value. If, based on this qualitative assessment, it is determined to be more likely than not that the reporting unit's fair value is less than its carrying value, the two-step quantitative impairment test (described below) is performed, otherwise no further analysis is required. If the Company elects not to perform the qualitative assessment for a reporting unit, the two-step quantitative impairment test is performed.

        The two-step quantitative impairment test calculates the fair value of a reporting unit (based on the income approach whereby the fair value of a reporting unit is calculated based on the present value of future cash flows) and compares it to the reporting unit's carrying value. If the carrying value of the net assets of a reporting unit exceeds the fair value of the reporting unit then the Company performs the second step of the impairment test to determine the implied fair value of the reporting unit's goodwill. If the carrying value of the reporting unit's goodwill exceeds its implied fair value, the Company records an impairment charge equal to the difference.

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

Software for sale

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

Note 2—Significant accounting policies (Continued)

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

        If the derivatives are designated as a hedge, depending on the nature of the hedge, changes in the fair value of the derivatives will either be offset against the change in fair value of the hedged item attributable to the risk being hedged through earnings (in the case of a fair value hedge) or recognized in "Accumulated other comprehensive loss" until the hedged item is recognized in earnings (in the case of a cash flow hedge). The ineffective portion of a derivative's change in fair value is immediately recognized in earnings consistent with the classification of the hedged item. Where derivative financial instruments have been designated as cash flow hedges of forecasted transactions and such forecasted transactions are no longer probable of occuring, hedge accounting is discontinued and any derivative gain or loss previously included in "Accumulated other comprehensive loss" is reclassified into earnings consistent with the nature of the original forecasted transaction. Gains or losses from derivatives designated as hedging instruments in a fair value hedge are reported through earnings and classified consistent with the nature of the underlying hedged transaction.

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

        Derivatives are classified in the Consolidated Statements of Cash Flows in the same section as the underlying item. Cash flows from the settlement of undesignated derivatives used to manage the risks of different underlying items on a net basis, are classified within "Net cash provided by operating activities", as the underlying items are primarily operational in nature. Other cash flows on the settlement of derivatives are recorded within "Net cash used in investing activities".

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

Note 2—Significant accounting policies (Continued)

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

Note 2—Significant accounting policies (Continued)

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

Note 2—Significant accounting policies (Continued)

the inputs to the valuation technique are observable or unobservable. An observable input is based on market data obtained from independent sources, while an unobservable input reflects the Company's assumptions about market data.

        The levels of the fair value hierarchy are as follows:

Level 1:	Valuation inputs consist of quoted prices in an active market for identical assets or liabilities (observable quoted prices). Assets and liabilities valued using Level 1 inputs include exchange-traded equity securities, listed derivatives which are actively traded such as commodity futures, interest rate futures and certain actively-traded debt securities.
Level 2:
Valuation inputs consist of observable inputs (other than Level 1 inputs) such as actively-quoted prices for similar assets, quoted prices in inactive markets and inputs other than quoted prices such as interest rate yield curves, credit spreads, or inputs derived from other observable data by interpolation, correlation, regression or other means. The adjustments applied to quoted prices or the inputs used in valuation models may be both observable and unobservable. In these cases, the fair value measurement is classified as Level 2 unless the unobservable portion of the adjustment or the unobservable input to the valuation model is significant, in which case the fair value measurement would be classified as Level 3. Assets and liabilities valued or disclosed using Level 2 inputs include investments in certain funds, certain debt securities that are not actively traded, interest rate swaps, commodity swaps, cash-settled call options, forward foreign exchange contracts, foreign exchange swaps and forward rate agreements, as well as financing receivables and debt.
Level 3:	Valuation inputs are based on the Company's assumptions of relevant market data (unobservable input). The impairments of certain equity-method investments were calculated using Level 3 inputs.

        Whenever quoted prices involve bid-ask spreads, the Company ordinarily determines fair values based on mid-market quotes. However, for the purpose of determining the fair value of cash-settled call options serving as hedges of the Company's management incentive plan (MIP), bid prices are used.

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

Note 2—Significant accounting policies (Continued)

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

        The Company may have legal obligations to perform environmental clean-up activities related to land and buildings as a result of the normal operations of its business. In some cases, the timing or the method of settlement, or both, are conditional upon a future event that may or may not be within the control of the Company, but the underlying obligation itself is unconditional and certain. The Company recognizes a provision for these obligations when it is probable that a liability for the clean-up activity has been incurred and a reasonable estimate of its fair value can be made. The provision is initially recognized at fair value, and subsequently adjusted for accrued interest and changes in estimates. In some cases, a portion of the costs expected to be incurred to settle these matters may be recoverable. An asset is recorded when it is probable that such amounts are recoverable. Provisions for environmental obligations are not discounted to their present value when the timing of payments cannot be reasonably estimated.

Pensions and other postretirement benefits

        The Company has a number of defined benefit pension and other postretirement plans. The Company recognizes an asset for such a plan's overfunded status or a liability for such a plan's underfunded status in its Consolidated Balance Sheets. Additionally, the Company measures such a plan's assets and obligations that determine its funded status as of the end of the year and recognizes the changes in the funded status in the year in which the changes occur. Those changes are reported in "Accumulated other comprehensive loss".

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

Note 2—Significant accounting policies (Continued)

Business combinations

        The Company accounts for assets acquired and liabilities assumed in business combinations using the acquisition method and records these at their respective fair values. Contingent consideration is recorded at fair value as an element of purchase price with subsequent adjustments recognized in income.

        Identifiable intangibles consist of intellectual property such as trademarks and trade names, customer relationships, patented and unpatented technology, in-process research and development, order backlog and capitalized software; these are amortized over their estimated useful lives. Such intangibles are subsequently subject to evaluation for potential impairment if events or circumstances indicate the carrying amount may not be recoverable. See "Goodwill and other intangible assets" above. Acquisition-related costs are recognized separately from the acquisition and expensed as incurred. Upon gaining control of an entity in which an equity method or cost basis investment was held by the Company, the carrying value of that investment is adjusted to fair value with the related gain or loss recorded in income.

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

New accounting pronouncements

Applicable in current period

Disclosures about offsetting assets and liabilities

        As of January 2013, the Company adopted two accounting standard updates regarding disclosures about amounts of certain financial and derivative instruments recognized in the statement of financial position that are either (i) offset or (ii) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset. The scope of these updates covers derivatives (including bifurcated embedded derivatives), repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending arrangements. These updates are applicable retrospectively and did not have a significant impact on the Consolidated Financial Statements.

Reporting of amounts reclassified out of accumulated other comprehensive income

        As of January 2013, the Company adopted an accounting standard update regarding the presentation of amounts reclassified out of accumulated other comprehensive income. Under the update, the Company is required to present, either in a single note or parenthetically on the face of the financial statements, significant amounts reclassified out of accumulated other comprehensive income by the respective income statement line item (if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the reporting period). If a component is not required to be reclassified to net income in its entirety, the Company would instead cross-reference to other U.S. GAAP required disclosures that provide additional information about the amounts. This update is

Note 2—Significant accounting policies (Continued)

applicable prospectively and resulted in the Company presenting, in a single note, significant reclassifications out of accumulated other comprehensive income (see Note 21).

Applicable for future periods

Parent's accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity

        In March 2013, an accounting standard update was issued regarding the release of cumulative translation adjustments of a parent when it ceases to have a controlling financial interest in a subsidiary or group of assets that is a business within a foreign entity (for the Company, a foreign entity is an entity having a functional currency other than U.S. dollars). Under the update, the Company would release into net income the entire amount of a cumulative translation adjustment related to its investment in a foreign entity when a parent no longer has control as a result of selling a part or all of its investment in the foreign entity or otherwise no longer holds a controlling financial interest in a subsidiary or group of assets within the foreign entity. For foreign equity-accounted companies, a pro rata portion of the cumulative translation adjustment would be recognized in net income upon a partial sale of the equity-accounted company. This update is effective for the Company for annual and interim periods beginning January 1, 2014, and is applicable prospectively. The Company does not believe that this update will have a material impact on its Consolidated Financial Statements.

Presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists

        In July 2013, an accounting standard update was issued regarding the presentation of unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. Under the update, the Company would present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except in certain defined circumstances. This update is effective for the Company for annual and interim periods beginning January 1, 2014, and is applicable prospectively. The Company does not believe that this update will have a material impact on its Consolidated Financial Statements.

Note 3—Acquisitions

        Acquisitions were as follows:

($ in millions, except number of acquired businesses)	2013	2012	2011
Acquisitions (net of cash acquired)(1)	897	3,643	3,805
Aggregate excess of purchase price over fair value of net assets acquired(2)	525	2,895	3,261
Number of acquired businesses	7	9	10

(1)
Excluding changes in cost and equity investments but including $2 million in 2013, $5 million in 2012 and $19 million in 2011, representing the fair value of replacement vested stock options issued to Power-One, Thomas & Betts and Baldor employees, respectively, at the corresponding acquisition dates.

(2)
Recorded as goodwill (see Note 11). Includes adjustments of $63 million in 2013 arising during the measurement period of acquisitions, primarily reflecting a reduction in certain deferred tax liabilities related to Thomas & Betts.

Note 3—Acquisitions (Continued)

        In the table above, the "Acquisitions" and "Aggregate excess of purchase price over fair value of net assets acquired" amounts for 2013 relate primarily to the acquisition of Power-One Inc. (Power-One). For 2012, these amounts relate primarily to the acquisition of Thomas & Betts Corporation (Thomas & Betts), while for 2011, these amounts relate mainly to the acquisitions of Baldor Electric Corporation (Baldor) and EAM Software Holdings Pty Ltd (Mincom).

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

        On July 25, 2013, the Company acquired all outstanding shares of Power-One for $6.35 per share in cash. The resulting cash outflows for the Company amounted to $737 million, representing $705 million for the purchase of the shares (net of cash acquired) and $32 million related to the cash settlement of Power-One stock options held at the acquisition date. Power-One is a designer and manufacturer of photovoltaic inverters, as well as a provider of renewable energy and energy-efficient power conversion and power management solutions.

        The aggregate preliminary allocation of the purchase consideration for business acquisitions in 2013, was as follows:

($ in millions)	Allocated amounts(1)	Weighted-average useful life
Intangible assets	206	7 years
Fixed assets	135
Deferred tax liabilities	(190)
Other assets and liabilities, net	158
Goodwill(2)	588

Total consideration (net of cash acquired)	897

(1)
Excludes measurement period adjustments related to prior year acquisitions.

(2)
The Company does not expect the majority of goodwill recognized to be deductible for income tax purposes.

        On May 16, 2012, the Company acquired all outstanding shares of Thomas & Betts for $72 per share in cash. The resulting cash outflows for the Company amounted to $3,700 million, representing $3,282 million for the purchase of the shares (net of cash acquired of $521 million), $94 million related to cash settlement of Thomas & Betts stock options held at acquisition date and $324 million for the repayment of debt assumed upon acquisition. Thomas & Betts designs, manufactures and markets components used to manage the connection, distribution, transmission and reliability of electrical power in industrial, construction and utility applications. The acquisition of Thomas & Betts supports the Company's strategy of expanding its Low Voltage Products operating segment into new geographies, sectors and products, and consequently the goodwill acquired represents the future benefits associated with the expansion of market access and product scope.

Note 3—Acquisitions (Continued)

        The final allocation of the purchase consideration for the Thomas & Betts acquisition in 2012 was as follows:

($ in millions)	Allocated amounts	Weighted- average useful life
Customer relationships	1,169	18 years
Technology	179	5 years
Trade names	155	10 years
Order backlog	12	7.5 months

Intangible assets	1,515	15 years
Fixed assets	458
Debt acquired	(619)
Deferred tax liabilities	(971)
Inventories	300
Other assets and liabilities, net(1)	49
Goodwill(2)	2,649

Total consideration (net of cash acquired)(3)	3,381

(1)
Gross receivables from the acquisition totaled $387 million; the fair value of which was $344 million after rebates and allowance for estimated uncollectable receivables.

(2)
Goodwill recognized is not deductible for income tax purposes.

(3)
Cash acquired in the acquisition totaled $521 million. Additional consideration for the acquisition included $94 million related to the cash settlement of stock options held by Thomas & Betts employees at the acquisition date and $5 million representing the fair value of replacement vested stock options issued to Thomas & Betts employees at the acquisition date. The fair value of these stock options was estimated using a Black-Scholes model.

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

($ in millions)	2012	2011
Total revenues	40,251	40,288
Income from continuing operations, net of tax	2,924	3,381

        The unaudited pro forma results above include certain adjustments related to the Thomas & Betts acquisition. The table below summarizes the adjustments necessary to present the pro forma financial

Note 3—Acquisitions (Continued)

information of the Company and Thomas & Betts combined, as if Thomas & Betts had been acquired on January 1, 2011.

	Adjustments
($ in millions)	2012	2011
Impact on cost of sales from additional amortization of intangible assets (excluding order backlog capitalized upon acquisition)	(26)	(69)
Impact on cost of sales from amortization of order backlog capitalized upon acquisition	11	(12)
Impact on cost of sales from fair valuing acquired inventory	31	(31)
Impact on cost of sales from additional depreciation of fixed assets	(12)	(33)
Interest expense on Thomas & Betts debt	5	21
Impact on selling, general and administrative expenses from Thomas & Betts stock-option plans adjustments	16	—
Impact on selling, general and administrative expenses from acquisition-related costs	56	(20)
Impact on interest and other finance expense from bridging facility costs	13	—
Other	(5)	(15)
Income taxes	(7)	44

Total pro forma adjustments	82	(115)

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

        The aggregate allocation of the purchase consideration for other business acquisitions in 2012, excluding Thomas & Betts, was as follows:

($ in millions)	Allocated amounts
Intangible assets	68
Fixed assets	25
Deferred tax liabilities	(24)
Other assets and liabilities, net	21
Goodwill	172

Total consideration (net of cash acquired)	262

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

Note 3—Acquisitions (Continued)

        The final allocation of the purchase consideration for the Baldor acquisition in 2011 was as follows:

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

        The aggregate allocation of the purchase consideration for business acquisitions in 2011, excluding Baldor, was as follows:

($ in millions)	Allocated amounts(1)
Intangible assets	447
Fixed assets	40
Deferred tax liabilities	(99)
Other assets and liabilities, net(2)	(171)
Goodwill	533

Total consideration (net of cash acquired)	750

(1)
The allocated amounts primarily relate to the acquisitions of Mincom, PGC Powergen Consulting SA (Trasfor) and AB Lorentzen & Wettre.

(2)
Includes debt acquired of $202 million.

Note 4—Cash and equivalents and marketable securities

Current Assets

        Cash and equivalents and marketable securities and short-term investments consisted of the following:

	December 31, 2013
($ in millions)	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
Cash	2,414			2,414	2,414
Time deposits	3,556			3,556	3,538	18
Other short-term investments	9			9		9
Debt securities available-for-sale:
—U.S. government obligations	103	2	(1)	104	—	104
—European government obligations	24	1	—	25	—	25
—Other government obligations	3	—	—	3	—	3
—Corporate	212	4	(1)	215	69	146
Equity securities available-for-sale	154	9	(4)	159	—	159

Total	6,475	16	(6)	6,485	6,021	464

	December 31, 2012
($ in millions)	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
Cash	2,784			2,784	2,784
Time deposits	3,993			3,993	3,963	30
Other short-term investments	15			15		15
Debt securities available-for-sale:
—U.S. government obligations	152	8	(1)	159	—	159
—Other government obligations	3	—	—	3	—	3
—Corporate	236	9	—	245	128	117
Equity securities available-for-sale	1,271	12	(1)	1,282	—	1,282

Total	8,454	29	(2)	8,481	6,875	1,606

Non-current assets

        Included in "Other non-current assets" are certain held-to-maturity marketable securities. At December 31, 2013, the amortized cost, gross unrecognized gain and fair value (based on quoted market prices) of these securities were $104 million, $17 million and $121 million, respectively. At December 31, 2012, the amortized cost, gross unrecognized gain and fair value (based on quoted market prices) of these securities were $97 million, $27 million and $124 million, respectively. These securities are pledged as security for certain outstanding deposit liabilities and the funds received at the respective maturity dates of the securities will only be available to the Company for repayment of these obligations.

Note 4—Cash and equivalents and marketable securities (Continued)

Gains, losses and contractual maturities

        Gross realized gains (reclassified from accumulated other comprehensive loss to income) on available-for-sale securities totaled $10 million, $3 million and $8 million in 2013, 2012 and 2011, respectively. Gross realized losses (reclassified from accumulated other comprehensive loss to income) on available-for-sale securities were not significant in 2013, 2012 and 2011. Such gains and losses were included in "Interest and other finance expense".

        In 2013, 2012 and 2011, other-than-temporary impairments recognized on available-for-sale equity securities were not significant.

        At December 31, 2013, 2012 and 2011, gross unrealized losses on available-for-sale securities that have been in a continuous unrealized loss position were not significant and the Company does not intend and does not expect to be required to sell these securities before the recovery of their amortized cost.

        There were no sales of held-to-maturity securities in 2013, 2012 and 2011.

        Contractual maturities of debt securities consisted of the following:

	December 31, 2013
	Available-for-sale		Held-to-maturity
($ in millions)	Cost basis	Fair value	Cost basis	Fair value
Less than one year	162	163	7	7
One to five years	138	143	40	44
Six to ten years	42	41	57	70

Total	342	347	104	121

        At December 31, 2013 and 2012, the Company pledged $97 million and $96 million, respectively, of available-for-sale marketable securities as collateral for issued letters of credit and other security arrangements.

Note 5—Financial instruments

        The Company is exposed to certain currency, commodity, interest rate and equity risks arising from its global operating, financing and investing activities. The Company uses derivative instruments to reduce and manage the economic impact of these exposures.

Currency risk

        Due to the global nature of the Company's operations, many of its subsidiaries are exposed to currency risk in their operating activities from entering into transactions in currencies other than their functional currency. To manage such currency risks, the Company's policies require the subsidiaries to hedge their foreign currency exposures from binding sales and purchase contracts denominated in foreign currencies. For forecasted foreign currency denominated sales of standard products and the related foreign currency denominated purchases, the Company's policy is to hedge up to a maximum of 100 percent of the forecasted foreign currency denominated exposures, depending on the length of the forecasted exposures. Forecasted exposures greater than 12 months are not hedged. Forward foreign exchange contracts are the main instrument used to protect the Company against the volatility of future cash flows (caused by changes in exchange rates) of contracted and forecasted sales and purchases denominated in foreign currencies. In addition, within its treasury operations, the Company primarily

Note 5—Financial instruments (Continued)

uses foreign exchange swaps and forward foreign exchange contracts to manage the currency and timing mismatches arising in its liquidity management activities.

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

Interest rate risk

        The Company has issued bonds at fixed rates. Interest rate swaps are used to manage the interest rate risk associated with certain debt and generally such swaps are designated as fair value hedges. In addition, from time to time, the Company uses instruments such as interest rate swaps, interest rate futures, bond futures or forward rate agreements to manage interest rate risk arising from the Company's balance sheet structure but does not designate such instruments as hedges.

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

Volume of derivative activity

        In general, while the Company's primary objective in its use of derivatives is to minimize exposures arising from its business, certain derivatives are designated and qualify for hedge accounting treatment while others either are not designated or do not qualify for hedge accounting.

Foreign exchange and interest rate derivatives

        The gross notional amounts of outstanding foreign exchange and interest rate derivatives (whether designated as hedges or not) were as follows:

	Total notional amounts at December 31,
Type of derivative ($ in millions)	2013	2012	2011
Foreign exchange contracts	19,351	19,724	16,503
Embedded foreign exchange derivatives	3,049	3,572	3,439
Interest rate contracts	4,693	3,983	5,535

Note 5—Financial instruments (Continued)

Derivative commodity contracts

        The following table shows the notional amounts of outstanding commodity derivatives (whether designated as hedges or not), on a net basis, to reflect the Company's requirements in the various commodities:

		Total notional amounts at December 31,
Type of derivative	Unit	2013	2012	2011
Copper swaps	metric tonnes	42,866	45,222	38,414
Aluminum swaps	metric tonnes	3,525	5,495	5,068
Nickel swaps	metric tonnes	18	21	18
Lead swaps	metric tonnes	7,100	13,025	13,325
Zinc swaps	metric tonnes	300	225	125
Silver swaps	ounces	1,936,581	1,415,322	1,981,646
Electricity futures	megawatt hours	279,995	334,445	326,960
Crude oil swaps	barrels	113,000	135,471	113,397

Equity derivatives

        At December 31, 2013, 2012 and 2011, the Company held 67 million, 67 million and 61 million cash-settled call options indexed to ABB Ltd shares (conversion ratio 5:1) with a total fair value of $56 million, $26 million and $21 million, respectively.

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

        At December 31, 2013, 2012 and 2011, "Accumulated other comprehensive loss" included net unrealized gains of $22 million, $37 million and $12 million, respectively, net of tax, on derivatives designated as cash flow hedges. Of the amount at December 31, 2013, net gains of $18 million are expected to be reclassified to earnings in 2014. At December 31, 2013, the longest maturity of a derivative classified as a cash flow hedge was 69 months.

        In 2013, 2012 and 2011, the amounts of gains or losses, net of tax, reclassified into earnings due to the discontinuance of cash flow hedge accounting and recognized in earnings due to ineffectiveness in cash flow hedge relationships were not significant.

Note 5—Financial instruments (Continued)

        The pre-tax effects of derivative instruments, designated and qualifying as cash flow hedges, on "Accumulated other comprehensive loss" (OCI) and the Consolidated Income Statements were as follows:

2013
	Gains (losses) recognized in OCI on derivatives (effective portion)
		Gains (losses) reclassified from OCI into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
Type of derivative designated as a cash flow hedge
			($ in millions)		($ in millions)
	($ in millions)	Location		Location
Foreign exchange contracts	22	Total revenues	52	Total revenues	—
		Total cost of sales	(1)	Total cost of sales	—
Commodity contracts	(5)	Total cost of sales	(5)	Total cost of sales	—
Cash-settled call options	16	SG&A expenses(1)	8	SG&A expenses(1)	—

Total	33		54		—

2012
	Gains (losses) recognized in OCI on derivatives (effective portion)
		Gains (losses) reclassified from OCI into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
Type of derivative designated as a cash flow hedge
			($ in millions)		($ in millions)
	($ in millions)	Location		Location
Foreign exchange contracts	74	Total revenues	69	Total revenues	—
		Total cost of sales	(12)	Total cost of sales	—
Commodity contracts	4	Total cost of sales	(4)	Total cost of sales	—
Cash-settled call options	(4)	SG&A expenses(1)	(11)	SG&A expenses(1)	—

Total	74		42		—

2011
	Gains (losses) recognized in OCI on derivatives (effective portion)
		Gains (losses) reclassified from OCI into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
Type of derivative designated as a cash flow hedge
			($ in millions)		($ in millions)
	($ in millions)	Location		Location
Foreign exchange contracts	9	Total revenues	113	Total revenues	—
		Total cost of sales	(9)	Total cost of sales	—
Commodity contracts	(13)	Total cost of sales	2	Total cost of sales	—
Cash-settled call options	(17)	SG&A expenses(1)	(18)	SG&A expenses(1)	—

Total	(21)		88		—

(1)
SG&A expenses represent "Selling, general and administrative expenses".

        Net derivative gains of $43 million, $28 million and $61 million, net of tax, were reclassified from "Accumulated other comprehensive loss" to earnings during 2013, 2012 and 2011, respectively.

Note 5—Financial instruments (Continued)

Fair value hedges

        To reduce its interest rate exposure arising primarily from its debt issuance activities, the Company uses interest rate swaps. Where such instruments are designated as fair value hedges, the changes in the fair value of these instruments, as well as the changes in fair value of the risk component of the underlying debt being hedged, are recorded as offsetting gains and losses in "Interest and other finance expense". Hedge ineffectiveness of instruments designated as fair value hedges in 2013, 2012 and 2011, was not significant.

        The effect of derivative instruments, designated and qualifying as fair value hedges, on the Consolidated Income Statements was as follows:

2013
	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
Type of derivative designated as a fair value hedge
		($ in millions)		($ in millions)
	Location		Location
Interest rate contracts	Interest and other finance expense	(34)	Interest and other finance expense	35

2012
	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
Type of derivative designated as a fair value hedge
		($ in millions)		($ in millions)
	Location		Location
Interest rate contracts	Interest and other finance expense	6	Interest and other finance expense	(6)

2011
	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
Type of derivative designated as a fair value hedge
		($ in millions)		($ in millions)
	Location		Location
Interest rate contracts	Interest and other finance expense	(24)	Interest and other finance expense	24

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

Note 5—Financial instruments (Continued)

        The gains (losses) recognized in the Consolidated Income Statements on derivatives not designated in hedging relationships were as follows:

	Gains (losses) recognized in income
($ in millions) Type of derivative not designated as a hedge	Location	2013	2012	2011
Foreign exchange contracts	Total revenues	(95)	318	(93)
	Total cost of sales	80	(193)	(25)
	SG&A expenses(1)	(1)	(3)	—
	Interest and other finance expense	223	68	265
Embedded foreign exchange contracts	Total revenues	101	(148)	(31)
	Total cost of sales	(10)	28	11
Commodity contracts	Total cost of sales	(50)	10	(59)
	Interest and other finance expense	1	1	1
Interest rate contracts	Interest and other finance expense	(3)	(1)	—
Cash-settled call options	Interest and other finance expense	—	—	(1)

Total		246	80	68

(1)
SG&A expenses represent "Selling, general and administrative expenses".

        The fair values of derivatives included in the Consolidated Balance Sheets were as follows:

	December 31, 2013
	Derivative assets		Derivative liabilities
($ in millions)	Current in "Other current assets"	Non-current in "Other non-current assets"	Current in "Other current liabilities"	Non-current in "Other non-current liabilities"
Derivatives designated as hedging instruments:
Foreign exchange contracts	21	8	10	3
Commodity contracts	2	—	1	—
Interest rate contracts	—	14	—	7
Cash-settled call options	14	40	—	—

Total	37	62	11	10

Derivatives not designated as hedging instruments:
Foreign exchange contracts	272	42	121	30
Commodity contracts	6	1	15	1
Cash-settled call options	—	2	—	—
Embedded foreign exchange derivatives	57	21	55	11

Total	335	66	191	42

Total fair value	372	128	202	52

Thereof, subject to close-out netting agreements	284	63	130	40

Note 5—Financial instruments (Continued)

	December 31, 2012
	Derivative assets		Derivative liabilities
($ in millions)	Current in "Other current assets"	Non-current in "Other non-current assets"	Current in "Other current liabilities"	Non-current in "Other non-current liabilities"
Derivatives designated as hedging instruments:
Foreign exchange contracts	34	20	14	6
Commodity contracts	1	—	1	—
Interest rate contracts	15	31	—	2
Cash-settled call options	9	16	—	—

Total	59	67	15	8

Derivatives not designated as hedging instruments:
Foreign exchange contracts	204	62	84	20
Commodity contracts	7	1	11	1
Cash-settled call options	—	1	—	—
Embedded foreign exchange derivatives	26	13	86	40

Total	237	77	181	61

Total fair value	296	144	196	69

Thereof, subject to close-out netting agreements	245	113	93	28

        Close-out netting agreements provide for the termination, valuation and net settlement of some or all outstanding transactions between two counterparties on the occurrence of one or more pre-defined trigger events.

        Although the Company is party to close-out netting agreements with most derivative counterparties, the fair values in the tables above and in the Consolidated Balance Sheets at December 31, 2013 and 2012, have been presented on a gross basis.

Note 6—Fair values

Recurring fair value measures

        The fair values of financial assets and liabilities measured at fair value on a recurring basis were as follows:

	December 31, 2013
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets
Available-for-sale securities in "Cash and equivalents":
Debt securities—Corporate	—	69	—	69
Available-for-sale securities in "Marketable securities and short-term investments":
Equity securities	—	159	—	159
Debt securities—U.S. government obligations	104	—	—	104
Debt securities—European government obligations	25	—	—	25
Debt securities—Other government obligations	—	3	—	3
Debt securities—Corporate	—	146	—	146
Derivative assets—current in "Other current assets"	—	372	—	372
Derivative assets—non-current in "Other non-current assets"	—	128	—	128

Total	129	877	—	1,006

Liabilities
Derivative liabilities—current in "Other current liabilities"	3	199	—	202
Derivative liabilities—non-current in "Other non-current liabilities"	—	52	—	52

Total	3	251	—	254

	December 31, 2012
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets
Available-for-sale securities in "Cash and equivalents":
Debt securities—Corporate	—	128	—	128
Available-for-sale securities in "Marketable securities and short-term investments":
Equity securities	3	1,279	—	1,282
Debt securities—U.S. government obligations	159	—	—	159
Debt securities—Other government obligations	—	3	—	3
Debt securities—Corporate	—	117	—	117
Available-for-sale securities in "Other non-current assets":
Equity securities	2	—	—	2
Derivative assets—current in "Other current assets"	—	296	—	296
Derivative assets—non-current in "Other non-current assets"	—	144	—	144

Total	164	1,967	—	2,131

Liabilities
Derivative liabilities—current in "Other current liabilities"	4	192	—	196
Derivative liabilities—non-current in "Other non-current liabilities"	—	69	—	69

Total	4	261	—	265

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

Non-recurring fair value measures

        There were no significant non-recurring fair value measurements during 2013. During 2012, impairment charges of $87 million were recorded as an adjustment to the fair value of certain equity-method investments. The non-recurring fair value measures were determined using a discounted cash flow model adjusted for industry and market conditions using Level 3 inputs and the resulting fair value of those assets remeasured during 2012 and still held at December 31, 2012, was not significant. Other non-recurring fair value measurements in 2012 were not significant.

Note 6—Fair values (Continued)

Disclosure about financial instruments carried on a cost basis

        The fair values of financial instruments carried on a cost basis were as follows:

	December 31, 2013
($ in millions)	Carrying value	Level 1	Level 2	Level 3	Total fair value
Assets
Cash and equivalents (excluding available-for-sale securities with original maturities up to 3 months):
Cash	2,414	2,414	—	—	2,414
Time deposits	3,538	—	3,538	—	3,538
Marketable securities and short-term investments (excluding available-for-sale securities):
Time deposits	18	—	18	—	18
Other short-term investments	9	9	—	—	9
Short-term loans in "Receivables, net"	6	—	6	—	6
Other non-current assets:
Loans granted	54	—	52	—	52
Held-to-maturity securities	104	—	121	—	121
Restricted cash and cash deposits	276	95	219	—	314
Liabilities
Short-term debt and current maturities of long-term debt (excluding finance lease liabilities)	424	107	317	—	424
Long-term debt (excluding finance lease liabilities)	7,475	7,540	34	—	7,574
Non-current deposit liabilities in "Other non-current liabilities"	279	—	338	—	338

Note 6—Fair values (Continued)

	December 31, 2012
($ in millions)	Carrying value	Level 1	Level 2	Level 3	Total fair value
Assets
Cash and equivalents (excluding available-for-sale securities with original maturities up to 3 months):
Cash	2,784	2,784	—	—	2,784
Time deposits	3,963	—	3,963	—	3,963
Marketable securities and short-term investments (excluding available-for-sale securities):
Time deposits	30	—	30	—	30
Other short-term investments	15	15	—	—	15
Short-term loans in "Receivables, net"	7	—	7	—	7
Other non-current assets:
Loans granted	58	—	59	—	59
Held-to-maturity securities	97	—	124	—	124
Restricted cash and cash deposits	271	80	242	—	322
Liabilities
Short-term debt and current maturities of long-term debt (excluding finance lease liabilities)	2,512	1,328	1,184	—	2,512
Long-term debt (excluding finance lease liabilities)	7,449	7,870	39	—	7,909
Non-current deposit liabilities in "Other non-current liabilities"	283	—	359	—	359

        The Company uses the following methods and assumptions in estimating fair values of financial instruments carried on a cost basis:

  •
  Cash and equivalents (excluding available-for-sale debt securities with original maturities up to 3 months), Marketable securities and short-term investments (excluding available-for-sale securities), and Short-term loans in "Receivables, net":  The carrying amounts approximate the fair values as the items are short-term in nature.

  •
  Other non-current assets:  Includes (i) loans granted whose fair values are based on the carrying amount adjusted using a present value technique to reflect a premium or discount based on current market interest rates (Level 2 inputs), (ii) held-to-maturity securities (see Note 4) whose fair values are based on quoted market prices in inactive markets (Level 2 inputs), (iii) restricted cash whose fair values approximates the carrying amounts (Level 1) and (iv) cash deposits pledged in respect of certain non-current deposit liabilities whose fair values are determined using a discounted cash flow methodology based on current market interest rates (Level 2 inputs).

  •
  Short-term debt and current maturities of long-term debt, excluding finance lease liabilities:  Includes commercial paper, bank borrowings and overdrafts as well as bonds maturing in the next 12 months. The carrying amounts of short-term debt and current maturities of long-term debt, excluding finance lease liabilities, approximate their fair values.

  •
  Long-term debt excluding finance lease liabilities:  Fair values of outstanding bonds are determined using quoted market prices (Level 1 inputs). The fair values of other debt are determined using a discounted cash flow methodology based upon borrowing rates of similar debt instruments and reflecting appropriate adjustments for non-performance risk (Level 2 inputs).

Note 6—Fair values (Continued)

  •
  Non-current deposit liabilities in "Other non-current liabilities":  The fair values of non-current deposit liabilities are determined using a discounted cash flow methodology based on risk-adjusted interest rates (Level 2 inputs).

Note 7—Receivables, net

        "Receivables, net" consisted of the following:

	December 31,
($ in millions)	2013	2012
Trade receivables	8,360	8,233
Other receivables	802	801
Allowance	(317)	(271)

	8,845	8,763
Unbilled receivables, net:
Costs and estimated profits in excess of billings	4,552	3,955
Advance payments consumed	(1,251)	(1,143)

	3,301	2,812

Total	12,146	11,575

        "Trade receivables" in the table above includes contractual retention amounts billed to customers of $552 million and $390 million at December 31, 2013 and 2012, respectively. Management expects that the substantial majority of related contracts will be completed and the substantial majority of the billed amounts retained by the customer will be collected. Of the retention amounts outstanding at December 31, 2013, 71 percent and 21 percent are expected to be collected in 2014 and 2015, respectively. "Other receivables" in the table above consists of value added tax, claims, rental deposits and other non-trade receivables.

        "Costs and estimated profits in excess of billings" in the table above represents revenues earned and recognized for contracts under the percentage-of-completion or completed-contract method of accounting. Management expects that the majority of the amounts will be collected within one year of the respective balance sheet date.

        The reconciliation of changes in the allowance for doubtful accounts is as follows:

($ in millions)	2013	2012	2011
Balance at January 1,	271	227	215
Additions	147	155	157
Deductions	(92)	(113)	(131)
Exchange rate differences	(9)	2	(14)

Balance at December 31,	317	271	227

Note 8—Inventories, net

        "Inventories, net" consisted of the following:

	December 31,
($ in millions)	2013	2012
Raw materials	2,403	2,427
Work in process	1,893	2,075
Finished goods	1,834	1,741
Advances to suppliers	246	246

	6,376	6,489
Advance payments consumed	(372)	(307)

Total	6,004	6,182

        "Work in process" in the table above contains inventoried costs relating to long-term contracts of $358 million and $363 million at December 31, 2013 and 2012, respectively. "Advance payments consumed" in the table above relates to contractual advances received from customers on work in process.

Note 9—Other non-current assets

        "Other non-current assets" consisted of the following:

	December 31,
($ in millions)	2013	2012
Pledged financial assets	285	288
Derivatives (including embedded derivatives) (see Note 5)	128	144
Investments	72	57
Restricted cash	95	80
Loans granted (see Note 6)	54	58
Other	124	149

Total	758	776

        The Company entered into structured leasing transactions with U.S. investors prior to 1999. Certain amounts were received at the inception of the transaction and are included above as "Pledged financial assets". These assets are pledged as security for certain outstanding deposit liabilities included in "Other non-current liabilities" (see Note 13) and the funds received upon maturity of the respective pledged financial assets will only be available to the Company for repayment of these obligations.

        "Investments" represents shares and other equity investments carried at cost.

        "Loans granted" is reported in the balance sheet at outstanding principal amount less any write-offs or allowance for uncollectible loans and primarily represents financing arrangements provided to customers (relating to products manufactured by the Company).

Note 10—Property, plant and equipment, net

        "Property, plant and equipment, net" consisted of the following:

	December 31,
($ in millions)	2013	2012
Land and buildings	4,478	4,316
Machinery and equipment	8,258	7,603
Construction in progress	645	627

	13,381	12,546
Accumulated depreciation	(7,127)	(6,599)

Total	6,254	5,947

        Assets under capital leases included in "Property, plant and equipment, net" were as follows:

	December 31,
($ in millions)	2013	2012
Land and buildings	112	88
Machinery and equipment	98	95

	210	183
Accumulated depreciation	(115)	(103)

Total	95	80

        In 2013, 2012 and 2011, depreciation, including depreciation of assets under capital leases, was $842 million, $733 million and $660 million, respectively.

Note 11—Goodwill and other intangible assets

        Changes in "Goodwill" were as follows:

($ in millions)	Discrete Automation and Motion	Low Voltage Products	Process Automation	Power Products	Power Systems	Corporate and Other	Total
Cost at January 1, 2012	3,293	407	1,130	712	1,705	40	7,287
Accumulated impairment charges	—	—	—	—	—	(18)	(18)

Balance at January 1, 2012	3,293	407	1,130	712	1,705	22	7,269
Goodwill acquired during the year(1)	112	2,723	(1)	17	44	—	2,895
Exchange rate differences	15	17	11	5	13	1	62

Balance at December 31, 2012	3,420	3,147	1,140	734	1,762	23	10,226

Goodwill acquired during the year(1)	485	(45)	85	—	—	—	525
Goodwill allocated to disposals	(9)	—	(2)	—	—	—	(11)
Exchange rate differences	18	(43)	6	2	(53)	—	(70)

Balance at December 31, 2013	3,914	3,059	1,229	736	1,709	23	10,670

(1)
Amounts include adjustments arising during the twelve-month measurement period subsequent to the respective acquisition date.

        In 2013, goodwill acquired primarily relates to Power-One, acquired in July 2013, which has been allocated to the Discrete Automation and Motion operating segment.

Note 11—Goodwill and other intangible assets (Continued)

        In 2012, goodwill acquired primarily included $2,723 million in respect of Thomas & Betts (allocated to the Low Voltage Products operating segment) with the remainder representing goodwill in respect of Newave Energy Holding SA (allocated to the Discrete Automation and Motion operating segment), as well as a number of smaller acquisitions.

        Intangible assets other than goodwill consisted of the following:

	December 31,
	2013			2012
($ in millions)	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Capitalized software for internal use	767	(618)	149	688	(533)	155
Capitalized software for sale	432	(384)	48	401	(346)	55
Intangibles other than software:
—Customer-related	2,773	(481)	2,292	2,733	(319)	2,414
—Technology-related	867	(374)	493	768	(240)	528
—Marketing-related	400	(99)	301	378	(59)	319
—Other	63	(49)	14	73	(43)	30

Total	5,302	(2,005)	3,297	5,041	(1,540)	3,501

        Additions to intangible assets other than goodwill consisted of the following:

($ in millions)	2013	2012
Capitalized software for internal use	66	71
Capitalized software for sale	26	—
Intangibles other than software:
—Customer-related	82	1,204
—Technology-related	110	222
—Marketing-related	16	161

Total	300	1,658

        Included in the additions of $300 million and $1,658 million in 2013 and 2012, respectively, were the following intangible assets other than goodwill related to business combinations:

	2013		2012
($ in millions)	Amount acquired	Weighted-average useful life	Amount acquired	Weighted-average useful life
Customer-related(1)	82	11 years	1,200	18 years
Technology-related	108	4 years	222	5 years
Marketing-related	16	10 years	161	10 years

Total	206	7 years	1,583	15 years

(1)
Includes the fair value of order backlog acquired in business combinations.

Note 11—Goodwill and other intangible assets (Continued)

        Amortization expense of intangible assets other than goodwill consisted of the following:

($ in millions)	2013	2012	2011
Capitalized software for internal use	81	79	87
Capitalized software for sale	34	38	48
Intangibles other than software	361	332	200

Total	476	449	335

        In 2013, 2012 and 2011, impairment charges on intangible assets other than goodwill were not significant.

        At December 31, 2013, future amortization expense of intangible assets other than goodwill is estimated to be:

($ in millions)
2014	466
2015	403
2016	356
2017	266
2018	219
Thereafter	1,587

Total	3,297

Note 12—Debt

        The Company's total debt at December 31, 2013 and 2012, amounted to $8,023 million and $10,071 million, respectively.

Short-term debt and current maturities of long-term debt

        The Company's "Short-term debt and current maturities of long-term debt" consisted of the following:

	December 31,
($ in millions)	2013	2012
Short-term debt (weighted-average interest rate of 6.9% and 1.7%, respectively)	423	1,531
Current maturities of long-term debt (weighted-average nominal interest rate of 3.6% and 4.8%, respectively)	30	1,006

Total	453	2,537

        Short-term debt primarily represented short-term loans from various banks and issued commercial paper.

        At December 31, 2013 and 2012, the Company had in place three commercial paper programs: a $1 billion Euro-commercial paper program for the issuance of commercial paper in a variety of currencies (which in February 2014, was terminated and replaced with a $2 billion Euro-commercial paper program, also for the issuance of commercial paper in a variety of currencies); a 5 billion Swedish krona commercial paper program for the issuance of Swedish krona and euro-denominated commercial paper and, a $2 billion commercial paper program for the private placement of U.S. dollar

Note 12—Debt (Continued)

denominated commercial paper in the United States. At December 31, 2013 and 2012, $100 million and $1,019 million, respectively, was outstanding under the $2 billion program in the United States. At February 28, 2014, the amount outstanding under the United States program was $1,275 million, with a corresponding increase in cash and equivalents.

        In addition, the Company has a $2 billion multicurrency revolving credit facility, maturing in 2015. The facility is for general corporate purposes, including as a back-stop for the above-mentioned commercial paper programs. Interest costs on drawings under the facility are LIBOR, STIBOR or EURIBOR (depending on the currency of the drawings) plus a margin of between 0.425 percent and 0.625 percent (depending on the Company's credit rating), while commitment fees (payable on the unused portion of the facility) amount to 35 percent of the margin, which, given the Company's credit ratings at December 31, 2013, represents commitment fees of 0.166 percent per annum. Utilization fees, payable on drawings, amount to 0.15 percent per annum on drawings over one-third but less than or equal to two-thirds of the facility, or 0.3 percent per annum on drawings over two-thirds of the facility. No utilization fees are payable on drawings representing one-third or less of the total facility. No amount was drawn at December 31, 2013 and 2012. The facility contains cross-default clauses whereby an event of default would occur if the Company were to default on indebtedness as defined in the facility, at or above a specified threshold.

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

        The following table summarizes the Company's long-term debt considering the effect of interest rate swaps. Consequently, a fixed-rate debt subject to a fixed-to-floating interest rate swap is included as a floating rate debt in the table below:

	December 31,
	2013			2012
($ in millions, except % data)	Balance	Nominal rate	Effective rate	Balance	Nominal rate	Effective rate
Floating rate	2,211	2.7%	1.2%	2,353	3.4%	1.6%
Fixed rate	5,389	3.1%	3.1%	6,187	3.1%	3.1%

	7,600			8,540
Current portion of long-term debt	(30)	3.6%	3.6%	(1,006)	4.8%	1.3%

Total	7,570			7,534

        At December 31, 2013, the principal amounts of long-term debt repayable at maturity were as follows:

($ in millions)
Due in 2014	30
Due in 2015	44
Due in 2016	1,173
Due in 2017	886
Due in 2018	395
Thereafter	5,088

Total	7,616

Note 12—Debt (Continued)

        Details of the Company's outstanding bonds were as follows:

	December 31,
	2013			2012
		Nominal outstanding	Carrying value(1)		Nominal outstanding	Carrying value(1)
		(in millions)			(in millions)
Bonds:
4.625% EUR Instruments, due 2013				EUR	700	$931
2.5% USD Notes, due 2016	USD	600	$598	USD	600	$597
1.25% CHF Bonds, due 2016	CHF	500	$568	CHF	500	$557
1.625% USD Notes, due 2017	USD	500	$498	USD	500	$497
4.25% AUD Notes, due 2017	AUD	400	$353	AUD	400	$413
1.50% CHF Bonds, due 2018	CHF	350	$393	CHF	350	$383
2.625% EUR Instruments, due 2019	EUR	1,250	$1,722	EUR	1,250	$1,648
4.0% USD Notes, due 2021	USD	650	$642	USD	650	$641
2.25% CHF Bonds, due 2021	CHF	350	$396	CHF	350	$402
5.625% USD Notes, due 2021	USD	250	$287	USD	250	$291
2.875% USD Notes, due 2022	USD	1,250	$1,230	USD	1,250	$1,224
4.375% USD Notes, due 2042	USD	750	$727	USD	750	$727

Total outstanding bonds			$7,414			$8,311

(1)
USD carrying values include bond discounts or premiums, as well as adjustments for fair value hedge accounting, where appropriate.

        During 2013, the Company repaid the 4.625% EUR Instruments, due 2013. The Company had entered into interest rate swaps to hedge its interest obligations on these bonds. After considering the impact of such swaps, these bonds effectively became floating rate euro obligations and consequently are shown as floating rate debt at December 31, 2012, in the table of long-term debt above.

        The 2.5% USD Notes, due 2016, and the 4.0% USD Notes, due 2021, pay interest semi-annually in arrears, at fixed annual rates of 2.5 percent and 4.0 percent, respectively. The Company may redeem these notes prior to maturity, in whole or in part, at the greater of (i) 100 percent of the principal amount of the notes to be redeemed and (ii) the sum of the present values of remaining scheduled payments of principal and interest (excluding interest accrued to the redemption date) discounted to the redemption date at a rate defined in the note terms, plus interest accrued at the redemption date.

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

Note 12—Debt (Continued)

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

        In May 2012, the Company issued the following notes (i) $500 million of 1.625% USD Notes, due 2017, paying interest semi-annually in arrears at a fixed annual rate of 1.625 percent, (ii) $1,250 million of 2.875% USD Notes, due 2022, paying interest semi-annually in arrears at a fixed annual rate of 2.875 percent, and (iii) $750 million of 4.375% USD Notes, due 2042, paying interest semi-annually in arrears at a fixed annual rate of 4.375 percent. The Company may redeem these notes prior to maturity, in whole or in part, at the greater of (i) 100 percent of the principal amount of the notes to be redeemed and (ii) the sum of the present values of remaining scheduled payments of principal and interest (excluding interest accrued to the redemption date) discounted to the redemption date at a rate defined in the note terms, plus interest accrued at the redemption date. The aggregate net proceeds of these bond issues, after underwriting discount and other fees, amounted to $2,431 million. These notes, registered with the U.S. Securities and Exchange Commission, were issued by ABB Finance (USA) Inc., a 100 percent owned finance subsidiary, and were fully and unconditionally guaranteed by ABB Ltd. There are no significant restrictions on the ability of the parent company to obtain funds from its subsidiaries by dividend or loan. In reliance on Rule 3-10 of Regulation S-X, the separate financial statements of ABB Finance (USA) Inc. are not provided. During the third quarter of 2013, the Company entered into interest rate swaps to hedge obligations on an aggregate principal of $850 million of the 2.875% USD Notes, due 2022. After considering the impact of such swaps, $850 million of the outstanding principal became floating rate obligations and consequently are shown as floating rate debt at December 31, 2013, in the table of long-term debt above.

        The 5.625% USD Notes, due 2021, were assumed in May 2012, upon the acquisition of Thomas & Betts and pay interest semi-annually in arrears at a fixed annual rate of 5.625 percent. These notes, with an aggregate principal of $250 million, were recorded at their fair value on the date the Company acquired Thomas & Betts and are being amortized to par over the period to maturity. The Company has the option to redeem the notes prior to maturity at the greater of (i) 100 percent of the principal amount of the notes to be redeemed, and (ii) the sum of the present values of remaining scheduled payments of principal and interest (excluding interest accrued to the redemption date) discounted to the redemption date at a rate defined in the note terms, plus interest accrued at the redemption date.

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

        In addition to the bonds described above, included in long-term debt at December 31, 2013 and 2012, are capital lease obligations, bank borrowings of subsidiaries and other long-term debt, none of which is individually significant.

Note 13—Other provisions, other current liabilities and other non-current liabilities

        "Other Provisions" consisted of the following:

	December 31,
($ in millions)	2013	2012
Contract-related provisions	762	684
Provisions for contractual penalties and compliance and litigation matters	327	223
Restructuring and restructuring-related provisions	247	227
Provision for insurance-related reserves	232	215
Other	239	226

Total	1,807	1,575

        "Other current liabilities" consisted of the following:

	December 31,
($ in millions)	2013	2012
Employee-related liabilities	1,854	1,786
Accrued expenses	694	652
Income taxes payable	357	369
Non-trade payables	328	365
Other tax liabilities	269	312
Derivative liabilities (see Note 5)	202	196
Accrued customer rebates	162	163
Deferred income	155	164
Pension and other employee benefits (see Note 17)	82	164
Accrued interest	79	103
Other	60	63

Total	4,242	4,337

        "Other non-current liabilities" consisted of the following:

	December 31,
($ in millions)	2013	2012
Income tax related liabilities	830	732
Non-current deposit liabilities (see Note 9)	279	283
Environmental provisions (see Note 15)	116	73
Provisions for contractual penalties and compliance and litigation matters	71	94
Employee-related liabilities	68	55
Deferred income	57	48
Derivative liabilities (see Note 5)	52	69
Other	234	212

Total	1,707	1,566

Note 14—Leases

        The Company's lease obligations primarily relate to real estate and office equipment. Rent expense was $602 million, $610 million and $601 million in 2013, 2012 and 2011, respectively. Sublease income received by the Company on leased assets was $22 million, $25 million and $41 million in 2013, 2012 and 2011, respectively.

        At December 31, 2013, future net minimum lease payments for operating leases, having initial or remaining non-cancelable lease terms in excess of one year, consisted of the following:

($ in millions)
2014	510
2015	429
2016	347
2017	248
2018	203
Thereafter	248

1,985
Sublease income	(55)

Total	1,930

        At December 31, 2013, the future net minimum lease payments for capital leases and the present value of the net minimum lease payments consisted of the following:

($ in millions)
2014	36
2015	35
2016	26
2017	14
2018	10
Thereafter	88

Total minimum lease payments	209
Less amount representing estimated executory costs included in total minimum lease payments	(2)

Net minimum lease payments	207
Less amount representing interest	(83)

Present value of minimum lease payments	124

        Minimum lease payments have not been reduced by minimum sublease rentals due in the future under non-cancelable subleases. Such minimum sublease rentals were not significant. The present value of minimum lease payments is included in "Short-term debt and current maturities of long-term debt" or "Long-term debt" in the Consolidated Balance Sheets.

Note 15—Commitments and contingencies

Contingencies—Environmental

        The Company is engaged in environmental clean-up activities at certain sites arising under various United States and other environmental protection laws and under certain agreements with third parties. In some cases, these environmental remediation actions are subject to legal proceedings, investigations

Note 15—Commitments and contingencies (Continued)

or claims, and it is uncertain to what extent the Company is actually obligated to perform. Provisions for these unresolved matters have been set up if it is probable that the Company has incurred a liability and the amount of loss can be reasonably estimated. The lower end of an estimated range is accrued when a single best estimate is not determinable. The required amounts of the provisions may change in the future as developments occur.

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

        The Company is involved in the remediation of environmental contamination at present or former facilities, primarily in the United States. The clean-up of these sites involves primarily soil and groundwater contamination. A significant portion of the provisions in respect of these contingencies reflects the provisions of acquired companies. A portion of one of the acquired entities' remediation liability is indemnified by a prior owner. Accordingly, an asset equal to that portion of the remediation liability is included in "Other non-current assets".

        The impact of environmental obligations on "Income from continuing operations, net of tax" was not significant in 2013, 2012 and 2011. The impact on "Income (loss) from discontinued operations, net of tax" was a charge of $41 million in 2013 and was not significant in 2012 and 2011.

        The effect of environmental obligations on the Company's Consolidated Statements of Cash Flows was not significant in 2013 and 2012, and amounted to an outflow of $149 million in 2011, primarily related to the Company's former nuclear technology business.

        Environmental provisions included in the Company's Consolidated Balance Sheets were as follows:

	December 31,
($ in millions)	2013	2012
Other provisions	37	33
Other non-current liabilities	116	73

Total environmental provisions	153	106

        Provisions for the above estimated losses have not been discounted as the timing of payments cannot be reasonably estimated.

Contingencies—Regulatory, Compliance and Legal

Antitrust

        The Company's cables business is under investigation for alleged anticompetitive practices in a number of jurisdictions, including Brazil and the European Union. In December 2013, the Company agreed with the Brazilian Antitrust Authority (CADE) to settle its ongoing investigation into the Company's involvement in these anticompetitive practices and the Company agreed to pay a fine of approximately 1.5 million Brazilian reals (equivalent to approximately $1 million on date of payment). In the European Union, the Company has received the European Commission's Statement of Objections concerning its investigation into the cables business and in June 2012 participated in the related Oral Hearing. An informed judgment about the outcome of this investigation or the amount of

Note 15—Commitments and contingencies (Continued)

potential loss or range of loss for the Company, if any, relating to this investigation cannot be made at this stage.

        In Brazil, the Company's Gas Insulated Switchgear business is under investigation by the CADE for alleged anticompetitive practices. In addition, the CADE has opened an investigation into certain other power businesses of the Company, including flexible alternating current transmission systems (FACTS) and power transformers. An informed judgment about the outcome of these investigations or the amount of potential loss or range of loss for the Company, if any, relating to these investigations cannot be made at this stage.

        In Italy, one of the Company's recently acquired subsidiaries was raided in October 2013 by the Italian Antitrust Agency for alleged anticompetitive practices. An informed judgment about the outcome of this investigation or the amount of potential loss or range of loss for the Company, if any, relating to this investigation cannot be made at this stage.

        In September 2012, the German Antitrust Authority (Bundeskartellamt) fined one of the Company's German subsidiaries euro 8.7 million (equivalent to approximately $11 million on date of payment) for its involvement in anticompetitive practices in the German power transformers business.

        With respect to those aforementioned matters which are still ongoing, management is cooperating fully with the antitrust authorities.

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

        In September 2010, the Company reached settlements with the DoJ and the SEC regarding their investigations into these matters and into suspect payments involving certain of the Company's subsidiaries in the United Nations Oil-for-Food Program. In connection with these settlements, the Company agreed to make payments to the DoJ and SEC totaling $58 million, which were settled in the fourth quarter of 2010. One subsidiary of the Company pled guilty to one count of conspiracy to violate the anti-bribery provisions of the U.S. Foreign Corrupt Practices Act and one count of violating those provisions. The Company entered into a deferred prosecution agreement and settled civil charges brought by the SEC. These settlements resolved the foregoing investigations. In lieu of an external compliance monitor, the DoJ and SEC agreed to allow the Company to report on its continuing compliance efforts and the results of the review of its internal processes through September 2013. Further to the Fraud Section of the DoJ determining that the Company has fully complied with all its obligations under the deferred prosecution agreement, on October 1, 2013, the competent court in the U.S. agreed to dismiss all criminal charges against the Company in relation to these matters.

General

        In addition, the Company is aware of proceedings, or the threat of proceedings, against it and others in respect of private claims by customers and other third parties with regard to certain actual or alleged anticompetitive practices. Also, the Company is subject to other various legal proceedings,

Note 15—Commitments and contingencies (Continued)

investigations, and claims that have not yet been resolved. With respect to the above-mentioned regulatory matters and commercial litigation contingencies, the Company will bear the costs of the continuing investigations and any related legal proceedings.

Liabilities recognized

        At December 31, 2013 and 2012, the Company had aggregate liabilities of $245 million and $211 million, respectively, included in "Other provisions" and "Other non-current liabilities", for the above regulatory, compliance and legal contingencies, and none of the individual liabilities recognized was significant. As it is not possible to make an informed judgment on the outcome of certain matters and as it is not possible, based on information currently available to management, to estimate the maximum potential liability on other matters, there could be material adverse outcomes beyond the amounts accrued.

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

	December 31,
	2013	2012
($ in millions)	Maximum potential payments
Performance guarantees	149	149
Financial guarantees	77	83
Indemnification guarantees	50	190

Total	276	422

        In respect of the above guarantees, the carrying amounts of liabilities at December 31, 2013 and 2012, were not significant.

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

        The Company retained obligations for guarantees related to the Power Generation business contributed in mid-1999 to the former ABB Alstom Power NV joint venture (Alstom Power NV). The guarantees primarily consist of performance guarantees and other miscellaneous guarantees under certain contracts such as indemnification for personal injuries and property damages, taxes and compliance with labor laws, environmental laws and patents. These guarantees have no fixed expiration date. In May 2000, the Company sold its interest in Alstom Power NV to Alstom SA (Alstom). As a

Note 15—Commitments and contingencies (Continued)

result, Alstom and its subsidiaries have primary responsibility for performing the obligations that are the subject of the guarantees. Further, Alstom, the parent company and Alstom Power NV, have undertaken jointly and severally to fully indemnify and hold harmless the Company against any claims arising under such guarantees. Management's best estimate of the total maximum potential amount payable of quantifiable guarantees issued by the Company on behalf of its former Power Generation business was $65 million and $78 million at December 31, 2013 and 2012, respectively, and is subject to foreign exchange fluctuations. The Company has not experienced any losses related to guarantees issued on behalf of the former Power Generation business.

        The Company is engaged in executing a number of projects as a member of consortia that include third parties. In certain of these cases, the Company guarantees not only its own performance but also the work of third parties. The original maturity dates of these guarantees range from one to six years. At December 31, 2013 and 2012, the maximum potential amount payable under these guarantees as a result of third-party non-performance was $70 million and $57 million, respectively.

Financial guarantees and commercial commitments

        Financial guarantees represent irrevocable assurances that the Company will make payment to a beneficiary in the event that a third party fails to fulfill its financial obligations and the beneficiary under the guarantee incurs a loss due to that failure.

        At December 31, 2013 and 2012, the Company had a maximum potential amount payable of $77 million and $83 million, respectively, under financial guarantees outstanding. Of these amounts, $15 million and $19 million at December 31, 2013 and 2012, respectively, was in respect of guarantees issued on behalf of companies in which the Company formerly had or has an equity interest. The guarantees outstanding have various maturity dates up to 2020.

        In addition, in the normal course of bidding for and executing certain projects, the Company has entered into standby letters of credit, bid/performance bonds and surety bonds (collectively "performance bonds") with various financial institutions. Customers can draw on such performance bonds in the event that the Company does not fulfill its contractual obligations. The Company would then have an obligation to reimburse the financial institution for amounts paid under the performance bonds. There have been no significant amounts reimbursed to financial institutions under these types of arrangements in 2013, 2012 and 2011.

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

        The Company issued to the purchasers of Lummus Global guarantees related to assets and liabilities divested in 2007. The maximum potential amount payable relating to this business, pursuant to the sales agreement, at each of December 31, 2013 and 2012, was $50 million.

        The Company issued to the purchasers of its interest in Jorf Lasfar Energy Company S.C.A. guarantees related to assets and liabilities divested in 2007. The maximum potential amount payable under such guarantees was $140 million at December 31, 2012. During 2013, a settlement agreement

Note 15—Commitments and contingencies (Continued)

was reached and at December 31, 2013, the Company had no further obligations with respect to these guarantees.

Product and order-related contingencies

        The Company calculates its provision for product warranties based on historical claims experience and specific review of certain contracts.

        The reconciliation of the "Provisions for warranties", including guarantees of product performance, was as follows:

($ in millions)	2013	2012
Balance at January 1,	1,291	1,324
Warranties assumed through acquisitions	111	4
Claims paid in cash or in kind	(294)	(219)
Net increase in provision for changes in estimates, warranties issued and warranties expired	245	149
Exchange rate differences	9	33

Balance at December 31,	1,362	1,291

Related party transactions

        The Company conducts business with certain companies where members of the Company's Board of Directors or Executive Committee act, or in recent years have acted, as directors or senior executives. The Company's Board of Directors has determined that the Company's business relationships with those companies do not constitute material business relationships. This determination was made in accordance with the Company's related party transaction policy which was prepared based on the Swiss Code of Best Practice and the independence criteria set forth in the corporate governance rules of the New York Stock Exchange.

Note 16—Taxes

        "Provision for taxes" consisted of the following:

($ in millions)	2013	2012	2011
Current taxes	1,258	967	1,278
Deferred taxes	(136)	63	(34)

Tax expense from continuing operations	1,122	1,030	1,244

Tax benefit from discontinued operations	(8)	—	(1)

Note 16—Taxes (Continued)

        Tax expense from continuing operations is reconciled below from the Company's weighted-average global tax rate (rather than from the Swiss domestic statutory tax rate) as the parent company of the ABB Group, ABB Ltd, is domiciled in Switzerland and income generated in jurisdictions outside of Switzerland (hereafter "foreign jurisdictions") which has already been subject to corporate income tax in those foreign jurisdictions is, to a large extent, tax exempt in Switzerland. There is no requirement in Switzerland for any parent company of a group to file a tax return of the consolidated group determining domestic and foreign pre-tax income. As the Company's consolidated income from continuing operations is predominantly earned outside of Switzerland, corporate income tax in foreign jurisdictions largely determines the global weighted-average tax rate of the Company.

        The reconciliation of "Tax expense from continuing operations" at the weighted-average tax rate to the effective tax rate is as follows:

($ in millions, except % data)	2013	2012	2011
Income from continuing operations before taxes	4,066	3,838	4,550
Weighted-average tax rate	22.7%	23.6%	24.9%
Income taxes at weighted-average tax rate	922	906	1,134
Items taxed at rates other than the weighted-average tax rate	110	60	103
Changes in valuation allowance, net	31	44	(22)
Effects of changes in tax laws and enacted tax rates	1	(27)	(17)
Other, net	58	47	46

Tax expense from continuing operations	1,122	1,030	1,244

Effective tax rate for the year	27.6%	26.8%	27.3%

        In 2013, 2012 and 2011, the "Items taxed at rates other than the weighted-average tax rate" predominantly related to tax credits arising in foreign jurisdictions for which the technical merits did not allow a benefit to be taken.

        In 2013, 2012 and 2011, "Changes in the valuation allowance, net" included reductions in valuation allowances recorded in certain jurisdictions where the Company determined that it was more likely than not that such deferred tax assets (recognized for net operating losses and temporary differences in those jurisdictions) would be realized, as well as increases in the valuation allowance in certain other jurisdictions. In 2013, the "Changes in valuation allowance, net" included an amount of $104 million related to certain of the Company's operations in Central Europe and South America. It also included a benefit of $42 million related to certain of the Company's operations in Central Europe. In 2012, the "Changes in valuation allowance, net" included an expense of $36 million related to certain of the Company's operations in Central Europe and in 2011, the "Changes in valuation allowance, net" included a benefit of $47 million, related to certain of the Company's operations in Northern Europe.

        In 2013, 2012 and 2011, "Other, net" of $58 million, $47 million and $46 million, respectively, included expenses of $71 million, $94 million and $60 million, respectively, in relation to items that were deducted for financial accounting purposes, but were not tax deductible, such as interest expense, local taxes on productive activities, disallowed meals and entertainment expenses and other similar items.

Note 16—Taxes (Continued)

        Deferred income tax assets and liabilities consisted of the following:

	December 31,
($ in millions)	2013	2012
Deferred tax assets:
Unused tax losses and credits	1,000	1,009
Pension and other accrued liabilities	1,335	1,395
Inventories	302	287
Property, plant and equipment	83	125
Other	140	104

Total gross deferred tax asset	2,860	2,920
Valuation allowance	(589)	(550)

Total gross deferred tax asset, net of valuation allowance	2,271	2,370
Deferred tax liabilities:
Property, plant and equipment, and intangible assets	(1,433)	(1,366)
Pension and other accrued liabilities	(206)	(252)
Inventories	(135)	(118)
Other current assets	(161)	(169)
Unremitted earnings	(598)	(766)
Other	(60)	(26)

Total gross deferred tax liability	(2,593)	(2,697)

Net deferred tax liability	(322)	(327)

Included in:
"Deferred taxes"—current assets	832	869
"Deferred taxes"—non-current assets	370	334
"Deferred taxes"—current liabilities	(259)	(270)
"Deferred taxes"—non-current liabilities	(1,265)	(1,260)

Net deferred tax liability	(322)	(327)

        Certain entities have deferred tax assets related to net operating loss carry-forwards and other items. As recognition of these assets in certain entities did not meet the more likely than not criterion, valuation allowances have been recorded and amount to $589 million and $550 million, at December 31, 2013 and 2012, respectively. "Unused tax losses and credits" at December 31, 2013 and 2012, in the table above, included $172 million and $155 million, respectively, for which the Company has established a full valuation allowance as, due to limitations imposed by the relevant tax law, the Company determined that, more likely than not, such deferred tax assets would not be realized.

        At December 31, 2013 and 2012, deferred tax liabilities totaling $598 million and $766 million have been provided for in respect of withholding taxes, dividend distribution taxes or additional corporate income taxes (hereafter "withholding taxes") on unremitted earnings, as well as for limited Swiss income taxes on any such repatriated earnings. Income which has been generated outside of Switzerland and has already been subject to corporate income tax in such foreign jurisdictions is, to a large extent, tax exempt in Switzerland. Therefore, generally no or only limited Swiss income tax has to be provided for on the repatriated earnings of foreign subsidiaries. The decrease during 2013 was mainly due to repatriation of earnings.

Note 16—Taxes (Continued)

        Certain countries levy withholding taxes on dividend distributions. Such taxes cannot always be fully reclaimed by the shareholder, although they have to be declared and withheld by the subsidiary. In 2013 and 2012, certain taxes arose in certain foreign jurisdictions for which the technical merits do not allow utilization of benefits. At December 31, 2013 and 2012, approximately $200 million and $400 million, respectively, of foreign subsidiary retained earnings subject to withholding taxes upon distribution were considered as permanently reinvested, as these funds are used for financing current operations as well as business growth through working capital and capital expenditure in those countries, and consequently, no deferred tax liability was recorded.

        At December 31, 2013, net operating loss carry-forwards of $2,685 million and tax credits of $239 million were available to reduce future taxes of certain subsidiaries. Of these amounts, $1,779 million of loss carry-forwards and $238 million of tax credits will expire in varying amounts through 2033. The largest amount of these carry-forwards related to the Company's Central Europe operations.

Note 16—Taxes (Continued)

        Unrecognized tax benefits consisted of the following:

($ in millions)	Unrecognized tax benefits	Penalties and interest related to unrecognized tax benefits	Total
Classification as unrecognized tax items on January 1, 2011	714	178	892
Net change due to acquisitions and divestments	9	2	11
Increase relating to prior year tax positions	52	61	113
Decrease relating to prior year tax positions	(31)	(11)	(42)
Increase relating to current year tax positions	128	2	130
Decrease relating to current year tax positions	(2)	—	(2)
Decrease due to settlements with tax authorities	(78)	(27)	(105)
Decrease as a result of the applicable statute of limitations	(135)	(35)	(170)
Exchange rate differences	(4)	(1)	(5)

Balance at December 31, 2011, which would, if recognized, affect the effective tax rate	653	169	822
Net change due to acquisitions and divestments	10	—	10
Increase relating to prior year tax positions	51	26	77
Decrease relating to prior year tax positions	(73)	(56)	(129)
Increase relating to current year tax positions	141	1	142
Decrease relating to current year tax positions	(3)	—	(3)
Decrease due to settlements with tax authorities	(89)	(11)	(100)
Decrease as a result of the applicable statute of limitations	(29)	(7)	(36)
Exchange rate differences	8	5	13

Balance at December 31, 2012, which would, if recognized, affect the effective tax rate	669	127	796
Net change due to acquisitions and divestments	17	2	19
Increase relating to prior year tax positions	43	36	79
Decrease relating to prior year tax positions	(30)	—	(30)
Increase relating to current year tax positions	90	4	94
Decrease relating to current year tax positions	(1)	—	(1)
Decrease due to settlements with tax authorities	(18)	(5)	(23)
Decrease as a result of the applicable statute of limitations	(46)	(13)	(59)
Exchange rate differences	9	3	12

Balance at December 31, 2013, which would, if recognized, affect the effective tax rate	733	154	887

        In 2013, the "Increase relating to current year tax positions" included a total of $62 million in taxes related to the interpretation of tax law and double tax treaty agreements by competent tax authorities.

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

Note 16—Taxes (Continued)

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

        At December 31, 2013, the Company expected the resolution, within the next twelve months, of uncertain tax positions related to pending court cases amounting to $34 million for taxes, penalties and interest. Otherwise, the Company had not identified any other significant changes which were considered reasonably possible to occur within the next twelve months.

        At December 31, 2013, the earliest significant open tax years that remained subject to examination were the following:

Region	Year
Europe	2007
The Americas	2010
Asia	2004
Middle East & Africa	2004

Note 17—Employee benefits

        The Company operates defined benefit and defined contribution pension plans and termination indemnity plans, in accordance with local regulations and practices. These plans cover a large portion of the Company's employees and provide benefits to employees in the event of death, disability, retirement, or termination of employment. Certain of these plans are multi-employer plans. The Company also operates other postretirement benefit plans including postretirement health care benefits, and other employee-related benefits for active employees including long-service award plans. The measurement date used for the Company's employee benefit plans is December 31. The funding policies of the Company's plans are consistent with the local government and tax requirements and several of the plans are not required to be funded according to local government and tax requirements.

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

Note 17—Employee benefits (Continued)

Obligations and funded status of the plans

        The change in benefit obligation, change in fair value of plan assets, and funded status recognized in the Consolidated Balance Sheets were as follows:

	2013	2012	2013	2012
($ in millions)	Defined pension benefits		Other postretirement benefits
Benefit obligation at January 1,	12,063	9,817	281	260
Service cost	249	221	1	1
Interest cost	373	396	9	11
Contributions by plan participants	81	77	—	—
Benefit payments	(612)	(559)	(15)	(15)
Benefit obligations of businesses acquired	7	684	—	17
Actuarial (gain) loss	(273)	1,124	(41)	2
Plan amendments and other	(50)	(12)	2	4
Exchange rate differences	225	315	(1)	1

Benefit obligation at December 31,	12,063	12,063	236	281

Fair value of plan assets at January 1,	10,282	8,867	—	—
Actual return on plan assets	621	839	—	—
Contributions by employer	403	347	15	15
Contributions by plan participants	81	77	—	—
Benefit payments	(612)	(559)	(15)	(15)
Plan assets of businesses acquired	—	482	—	—
Plan amendments and other	(57)	(44)	—	—
Exchange rate differences	212	273	—	—

Fair value of plan assets at December 31,	10,930	10,282	—	—

Funded status—underfunded	1,133	1,781	236	281

        The amounts recognized in "Accumulated other comprehensive loss" and "Noncontrolling interests" were:

	December 31,
	2013	2012	2011	2013	2012	2011
($ in millions)	Defined pension benefits			Other postretirement benefits
Net actuarial loss	(2,050)	(2,574)	(1,826)	(25)	(69)	(71)
Prior service cost	(21)	(32)	(34)	24	33	42

Amount recognized in OCI(1) and NCI(2)	(2,071)	(2,606)	(1,860)	(1)	(36)	(29)
Taxes associated with amount recognized in OCI(1) and NCI(2)	459	631	415	—	—	—

Amount recognized in OCI(1) and NCI(2), net of tax(3)	(1,612)	(1,975)	(1,445)	(1)	(36)	(29)

(1)
OCI represents "Accumulated other comprehensive loss".

(2)
NCI represents "Noncontrolling interests".

(3)
NCI, net of tax, amounted to $(3) million, $(7) million and $(2) million at December 31, 2013, 2012 and 2011, respectively.

Note 17—Employee benefits (Continued)

        In addition, the following amounts were recognized in the Company's Consolidated Balance Sheets:

	December 31,
	2013	2012	2013	2012
($ in millions)	Defined pension benefits		Other postretirement benefits
Overfunded plans	(66)	(49)	—	—
Underfunded plans—current	20	27	18	20
Underfunded plans—non-current	1,179	1,803	218	261

Funded status—underfunded	1,133	1,781	236	281

	December 31,
($ in millions)	2013	2012
Non-current assets
Overfunded pension plans	(66)	(49)
Other employee-related benefits	(27)	(22)

Prepaid pension and other employee benefits	(93)	(71)

	December 31,
($ in millions)	2013	2012
Current liabilities
Underfunded pension plans	20	27
Underfunded other postretirement benefit plans	18	20
Other employee-related benefits	44	117

Pension and other employee benefits (see Note 13)	82	164

	December 31,
($ in millions)	2013	2012
Non-current liabilities
Underfunded pension plans	1,179	1,803
Underfunded other postretirement benefit plans	218	261
Other employee-related benefits	242	226

Pension and other employee benefits	1,639	2,290

        The funded status, calculated using the projected benefit obligation (PBO) and fair value of plan assets, for pension plans with a PBO in excess of fair value of plan assets (underfunded) or fair value of plan assets in excess of PBO (overfunded), respectively, was:

	December 31,
	2013			2012
($ in millions)	PBO	Assets	Difference	PBO	Assets	Difference
PBO exceeds assets	11,054	9,855	1,199	11,378	9,548	1,830
Assets exceed PBO	1,009	1,075	(66)	685	734	(49)

Total	12,063	10,930	1,133	12,063	10,282	1,781

Note 17—Employee benefits (Continued)

        The accumulated benefit obligation (ABO) for all defined benefit pension plans was $11,594 million and $11,668 million at December 31, 2013 and 2012, respectively. The funded status, calculated using the ABO and fair value of plan assets for pension plans with ABO in excess of fair value of plan assets (underfunded) or fair value of plan assets in excess of ABO (overfunded), respectively, was:

	December 31,
	2013			2012
($ in millions)	ABO	Assets	Difference	ABO	Assets	Difference
ABO exceeds assets	9,112	8,161	951	10,700	9,237	1,463
Assets exceed ABO	2,482	2,769	(287)	968	1,045	(77)

Total	11,594	10,930	664	11,668	10,282	1,386

        All of the Company's other postretirement benefit plans are unfunded.

Components of net periodic benefit cost

        Net periodic benefit cost consisted of the following:

	2013	2012	2011	2013	2012	2011
($ in millions)	Defined pension benefits			Other postretirement benefits
Service cost	249	221	242	1	1	2
Interest cost	373	396	402	9	11	12
Expected return on plan assets	(479)	(494)	(507)	—	—	—
Amortization of transition liability	—	—	—	—	—	1
Amortization of prior service cost / (credit)	34	42	44	(9)	(9)	(9)
Amortization of net actuarial loss	136	98	52	4	4	3
Curtailments, settlements and special termination benefits	1	2	3	2	—	—

Net periodic benefit cost	314	265	236	7	7	9

        The net actuarial loss and prior service cost for defined pension benefits estimated to be amortized from "Accumulated other comprehensive loss" into net periodic benefit cost in 2014 is $115 million and $29 million, respectively.

        The net actuarial loss and prior service (credit) for other postretirement benefits estimated to be amortized from "Accumulated other comprehensive loss" into net periodic benefit cost in 2014 is $1 million and $(9) million, respectively.

Assumptions

        The following weighted-average assumptions were used to determine benefit obligations:

	December 31,
	2013	2012	2013	2012
(in %)	Defined pension benefits		Other postretirement benefits
Discount rate	3.58	3.22	4.17	3.35
Rate of compensation increase	1.81	1.71	—	—
Pension increase assumption	1.14	1.04	—	—

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

        The following weighted-average assumptions were used to determine the "Net periodic benefit cost":

	2013	2012	2011	2013	2012	2011
(in %)	Defined pension benefits			Other postretirement benefits
Discount rate	3.22	3.91	4.29	3.35	4.07	5.03
Expected long-term rate of return on plan assets	4.79	5.38	5.45	—	—	—
Rate of compensation increase	1.71	1.62	2.05	—	—	—

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

        The Company maintains other postretirement benefit plans, which are generally contributory with participants' contributions adjusted annually. The assumptions used were:

	December 31,
	2013	2012
Health care cost trend rate assumed for next year	8.15%	8.60%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2028	2028

        A one-percentage-point change in assumed health care cost trend rates would have the following effects at December 31, 2013:

	1-percentage-point
($ in millions)	Increase	Decrease
Effect on total of service and interest cost	1	(1)
Effect on postretirement benefit obligation	18	(15)

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

Target percentage
Asset Class
Equity	23
Fixed income	57
Real estate	11
Other	9

100

        The actual asset allocations of the plans are in line with the target asset allocations.

        Fixed income assets include corporate bonds of companies from diverse industries and government bonds mainly from mature-market issuers. Equity assets primarily include investments in large-cap and mid-cap listed companies. Both fixed income and equity assets are invested either via funds or directly in individual securities, and include an allocation to emerging markets. Real estate investments consist largely of domestic real estate in Switzerland held in the Swiss plans. The "Other" asset class includes investments in private equity, hedge funds, commodities, and cash and reflects a variety of investment strategies.

Note 17—Employee benefits (Continued)

        Based on the above global asset allocation, the expected long-term return on assets at December 31, 2013, is 4.60 percent. The Company and the local boards of trustees regularly review the investment performance of the asset classes and individual asset managers. Due to the diversified nature of the investments, the Company is of the opinion that no significant concentration of risks exists in its pension fund assets.

        The Company does not expect any plan assets to be returned to the employer during 2014.

        At December 31, 2013 and 2012, plan assets include ABB Ltd's shares (as well as an insignificant amount of the Company's debt instruments) with a total value of $18 million and $16 million, respectively.

        The fair values of the Company's pension plan assets by asset class are presented below. For further information on the fair value hierarchy and an overview of the Company's valuation techniques applied see the "Fair value measures" section of Note 2.

	December 31, 2013
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Asset Class
Equity
Equity securities	387	—	—	387
Mutual funds/commingled funds	—	2,287	—	2,287
Emerging market mutual funds/commingled funds	—	515	—	515
Fixed income
Government and corporate securities	586	1,011	—	1,597
Government and corporate—mutual funds/commingled funds	—	3,442	—	3,442
Emerging market bonds—mutual funds/commingled funds	—	645	—	645
Insurance contracts	—	69	—	69
Cash and short-term investments	143	505	—	648
Private equity	—	—	155	155
Hedge funds	—	—	158	158
Real estate	—	82	866	948
Commodities	—	47	32	79

Total	1,116	8,603	1,211	10,930

Note 17—Employee benefits (Continued)

	December 31, 2012
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Asset Class
Equity
Equity securities	296	—	—	296
Mutual funds/commingled funds	—	1,893	—	1,893
Emerging market mutual funds/commingled funds	—	443	—	443
Fixed income
Government and corporate securities	701	1,056	—	1,757
Government and corporate—mutual funds/commingled funds	—	3,367	—	3,367
Emerging market bonds—mutual funds/commingled funds	—	707	—	707
Insurance contracts	—	76	—	76
Cash and short-term investments	170	252	—	422
Private equity	—	—	164	164
Hedge funds	—	—	153	153
Real estate	—	87	830	917
Commodities	—	52	35	87

Total	1,167	7,933	1,182	10,282

        In the above table of pension assets at December 31, 2012, certain assets, previously disclosed as Level 1, have been disclosed as Level 2, to conform with the current year's presentation.

        The following table represents the movements of those asset categories whose fair values use significant unobservable inputs (Level 3):

($ in millions)	Private equity	Hedge funds	Real estate	Commodities	Total Level 3
Balance at January 1, 2012	177	113	741	—	1,031
Return on plan assets
Assets still held at December 31, 2012	4	9	15	(1)	27
Assets sold during the year	13	(7)	—	—	6
Purchases (sales)	(31)	35	40	35	79
Transfers into Level 3	—	—	9	—	9
Exchange rate differences	1	3	25	1	30

Balance at December 31, 2012	164	153	830	35	1,182

Return on plan assets
Assets still held at December 31, 2013	6	28	10	(3)	41
Assets sold during the year	8	(7)	—	—	1
Purchases (sales)	(24)	(19)	4	—	(39)
Transfers into Level 3	—	—	8	—	8
Exchange rate differences	1	3	14	—	18

Balance at December 31, 2013	155	158	866	32	1,211

        Real estate properties are valued under the income approach using the discounted cash flow method, by which the market value of a property is determined as the total of all projected future earnings discounted to the valuation date. The discount rates are determined for each property

Note 17—Employee benefits (Continued)

individually according to the property's location and specific use, and by considering initial yields of comparable market transactions.

        Private equity investments include investments in partnerships and related funds. Such investments consist of both publicly-traded and privately-held securities. Publicly-traded securities that are quoted in inactive markets are valued using available quotes and adjusted for liquidity restrictions. Privately-held securities are valued taking into account various factors, such as the most recent financing involving unrelated new investors, earnings multiple analyses using comparable companies and discounted cash flow analyses.

        Hedge funds are normally not exchange-traded and the shares of the funds are not redeemed daily. Depending on the fund structure, the fair values are derived through modeling techniques based on the values of the underlying assets adjusted to reflect liquidity and transferability restrictions.

Contributions

        Employer contributions were as follows:

	2013	2012	2013	2012
($ in millions)	Defined pension benefits		Other postretirement benefits
Total contributions to defined benefit pension and other postretirement benefit plans	403	347	15	15
Of which, discretionary contributions to defined benefit pension plans	164	83	—	—

        In 2013, the discretionary contributions included non-cash contributions totaling $160 million of available-for-sale debt securities to certain of the Company's pension plans in Germany and the United Kingdom. In 2012, the discretionary contributions included non-cash contributions totaling $42 million of available-for-sale securities to the Company's pension plans in the United Kingdom and the U.S.

        The Company expects to contribute approximately $310 million, including $75 million of discretionary contributions, to its defined benefit pension plans in 2014. $25 million of the 2014 discretionary contributions are expected to be non-cash contributions. The Company expects to contribute approximately $18 million to its other postretirement benefit plans in 2014.

        The Company also contributes to a number of defined contribution plans. The aggregate expense for these plans was $243 million, $220 million and $144 million in 2013, 2012 and 2011, respectively. Contributions to multi-employer plans were not significant in 2013, 2012 and 2011.

Estimated future benefit payments

        The expected future cash flows to be paid by the Company's plans in respect of pension and other postretirement benefit plans (net of Medicare subsidies) at December 31, 2013, are as follows:

($ in millions)	Defined pension benefits	Other postretirement benefits
2014	699	18
2015	687	18
2016	697	18
2017	666	19
2018	661	19
Years 2019 - 2023	3,238	88

Note 18—Share-based payment arrangements

        The Company has three principal share-based payment plans, as more fully described in the respective sections below. Compensation cost for equity-settled awards is recorded in "Total cost of sales" and in "Selling, general and administrative expenses" and totaled $71 million, $60 million, and $67 million in 2013, 2012 and 2011, respectively. Compensation cost for cash-settled awards is recorded in "Selling, general and administrative expenses" and is disclosed in the "WARs", "LTIP" and "Other share-based payments" sections of this note. The total tax benefit recognized in 2013, 2012 and 2011, was not significant.

        At December 31, 2013, the Company had the ability to issue up to 94 million new shares out of contingent capital in connection with share-based payment arrangements. In addition, 14 million shares held by the Company in treasury stock at December 31, 2013, could be used to settle share-based payment arrangements.

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

        The warrants and options granted under the MIP allow participants to purchase shares of ABB Ltd at predetermined prices. Participants may sell the warrants and options rather than exercise the right to purchase shares. Equivalent warrants are listed by a third-party bank on the SIX Swiss Exchange, which facilitates pricing and transferability of instruments granted under this plan. The options entitle the holder to request that the third-party bank purchase such options at the market price of equivalent listed warrants related to that MIP launch. If the participant elects to sell the warrants or options, the instruments will thereafter be held by a third party and, consequently, the Company's obligation to deliver shares will be toward this third party. Each WAR gives the participant the right to receive, in cash, the market price of an equivalent listed warrant on the date of exercise of the WAR. The WARs are non-transferable.

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

	2013	2012	2011
Expected volatility	21%	27%	26%
Dividend yield	2.90%	3.60%	2.44%
Expected term	6 years	6 years	6 years
Risk-free interest rate	0.57%	0.30%	1.59%

        Presented below is a summary of the activity related to warrants and options under the MIP:

	Number of instruments (in millions)	Number of shares (in millions)(1)	Weighted- average exercise price (in Swiss francs)(2)	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in millions of Swiss francs)(3)
Outstanding at January 1, 2013	242.5	48.5	22.38
Granted	88.1	17.6	21.50
Forfeited	(4.8)	(1.0)	19.60
Expired	(27.9)	(5.5)	26.74

Outstanding at December 31, 2013	297.9	59.6	21.76	3.7	185

Vested and expected to vest at December 31, 2013	282.5	56.5	21.81	3.7	175
Exercisable at December 31, 2013	95.6	19.1	25.07	1.8	36

(1)
Information presented reflects the number of shares of ABB Ltd that can be received upon exercise, as warrants and options have a conversion ratio of 5:1.

(2)
Information presented reflects the exercise price per share of ABB Ltd.

(3)
Computed using the closing price, in Swiss francs, of ABB Ltd shares on the SIX Swiss Exchange and the exercise price per share of ABB Ltd.

        At December 31, 2013, there was $79 million of total unrecognized compensation cost related to non-vested options granted under the MIP. That cost is expected to be recognized over a weighted-average period of 2.0 years. The weighted-average grant-date fair value (per instrument) of options granted during 2013, 2012 and 2011 was 0.66 Swiss francs, 0.59 Swiss francs and 0.83 Swiss francs, respectively. In 2011 the aggregate intrinsic value (on the date of exercise) of instruments exercised was 11 million Swiss francs ($13 million). There were no exercises in 2013 and the aggregate intrinsic value in 2012 was not significant.

Note 18—Share-based payment arrangements (Continued)

        Presented below is a summary, by launch, related to instruments outstanding at December 31, 2013:

Exercise price (in Swiss francs)(1)	Number of instruments (in millions)	Number of shares (in millions)(2)	Weighted-average remaining contractual term (in years)
36.40	25.1	5.0	0.4
19.00	22.8	4.6	1.4
22.50	36.7	7.3	2.4
25.50	43.4	8.7	3.4
15.75	68.2	13.7	4.4
17.50	14.7	2.9	4.4
21.50	87.0	17.4	5.4

Total number of instruments and shares	297.9	59.6	3.7

(1)
Information presented reflects the exercise price per share of ABB Ltd.

(2)
Information presented reflects the number of shares of ABB Ltd that can be received upon exercise.

WARs

        As each WAR gives the holder the right to receive cash equal to the market price of the equivalent listed warrant on date of exercise, the Company records a liability based upon the fair value of outstanding WARs at each period end, accreted on a straight-line basis over the three-year vesting period. In "Selling, general and administrative expenses", the Company recorded an expense of $26 million and income of $8 million in 2013 and 2011, respectively, as a result of changes in both the fair value and vested portion of the outstanding WARs. The amount recorded in 2012 was not significant. To hedge its exposure to fluctuations in the fair value of outstanding WARs, the Company purchased cash-settled call options, which entitle the Company to receive amounts equivalent to its obligations under the outstanding WARs. The cash-settled call options are recorded as derivatives measured at fair value (see Note 5), with subsequent changes in fair value recorded through earnings to the extent that they offset the change in fair value of the liability for the WARs. In 2013 the Company recorded an income of $16 million and in 2011, an expense of $24 million, in "Selling, general and administrative expenses" related to the cash-settled call options. The amount recorded in 2012 was not significant.

        The aggregate fair value of outstanding WARs was $56 million and $26 million at December 31, 2013 and 2012, respectively. The fair value of WARs was determined based upon the trading price of equivalent warrants listed on the SIX Swiss Exchange.

Note 18—Share-based payment arrangements (Continued)

        Presented below is a summary of the activity related to WARs:

Number of WARs (in millions)
Outstanding at January 1, 2013	66.8
Granted	18.8
Exercised	(13.6)
Forfeited	(0.4)
Expired	(4.3)

Outstanding at December 31, 2013	67.3

Exercisable at December 31, 2013	23.3

        The aggregate fair value at date of grant of WARs granted in 2013, 2012 and 2011, was $13 million, $10 million and $10 million, respectively. In 2013, 2012 and 2011, share-based liabilities of $9 million, $7 million and $7 million, respectively, were paid upon exercise of WARs by participants.

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

	2013	2012	2011
Expected volatility	20%	23%	33%
Dividend yield	2.84%	3.45%	3.13%
Expected term	1 year	1 year	1 year
Risk-free interest rate	0%	0%	0%

Note 18—Share-based payment arrangements (Continued)

        Presented below is a summary of activity under the ESAP:

	Number of shares (in millions)(1)	Weighted-average exercise price (in Swiss francs)(2)	Weighted-average remaining contractual term (in years)	Aggregate intrinsic value (in millions of Swiss francs)(2)(3)
Outstanding at January 1, 2013	4.4	17.08
Granted	4.7	20.82
Forfeited	(0.2)	17.08
Exercised(4)	(3.7)	17.08
Not exercised (savings returned plus interest)	(0.5)	17.08

Outstanding at December 31, 2013	4.7	20.82	0.8	12.6

Vested and expected to vest at December 31, 2013	4.5	20.82	0.8	12.0
Exercisable at December 31, 2013	—	—	—	—

(1)
Includes shares represented by ADS.

(2)
Information presented for ADS is based on equivalent Swiss franc denominated awards.

(3)
Computed using the closing price, in Swiss francs, of ABB Ltd shares on the SIX Swiss Exchange and the exercise price of each option in Swiss francs.

(4)
The cash received upon exercise was approximately $70 million and the corresponding tax benefit was not significant. The shares were delivered out of treasury stock.

        The exercise prices per ABB Ltd share and per ADS of 22.90 Swiss francs and $25.21, respectively, for the 2013 grant, 17.08 Swiss francs and $18.30, respectively, for the 2012 grant, and 15.98 Swiss francs and $18.10, respectively, for the 2011 grant were determined using the closing price of the ABB Ltd share on SIX Swiss Exchange and ADS on the New York Stock Exchange on the respective grant dates. For the 2013 grant, the exercise price has been effectively reduced as for every ten shares bought through exercise of the options one additional free share will be delivered; therefore the effective exercise prices per ABB Ltd share and per ADS are 20.82 Swiss francs and $22.92, respectively. The table above reflects the effective exercise price.

        At December 31, 2013, there was $12 million of total unrecognized compensation cost related to non-vested options granted under the ESAP. That cost is expected to be recognized over the first ten months of 2014 in "Total cost of sales" and in "Selling, general and administrative expenses". The weighted-average grant-date fair value (per option) of options granted during 2013, 2012 and 2011, was 2.79 Swiss francs, 1.29 Swiss francs and 1.89 Swiss francs, respectively. The total intrinsic value (on the date of exercise) of options exercised in 2013 was $24 million while in 2012 and 2011 it was not significant.

LTIP

        The Company has a long-term incentive plan (LTIP) for members of its Executive Committee and selected other executives (Eligible Participants), as defined in the terms of the LTIP and determined by the Company's Governance, Nomination and Compensation Committee. The LTIP involves annual conditional grants of the Company's stock to such Eligible Participants that are subject to certain conditions. The 2013, 2012 and 2011 launches under the LTIP are each composed of two components: (i) a performance component (earnings per share performance for the 2013 and 2012 launches and share-price performance for the 2011 launch) and (ii) a retention component.

Note 18—Share-based payment arrangements (Continued)

        Under the performance component, the number of shares granted is dependent upon the base salary of the Eligible Participant. For the 2013 and 2012 LTIP launches, the actual number of shares that will vest at a future date is dependent on (i) the Company's weighted cumulative earnings per share performance over three financial years, beginning with the year of launch, and (ii) the fulfillment of the service condition as defined in the terms and conditions of the LTIP. The cumulative earnings per share performance is weighted as follows: 33 percent of the first year's result, 67 percent of the second year's result and 100 percent of the third year's result. The actual number of shares that ultimately vest will vary depending on the weighted cumulative earnings per share outcome, interpolated between a lower threshold (no shares vest) and an upper threshold (the number of shares vesting is capped at 200 percent of the conditional grant).

        For the 2011 LTIP launch, the actual number of shares that will vest at a future date is dependent on (i) the performance of ABB Ltd shares during a defined three-year period (Evaluation Period) compared to those of a selected peer group of publicly-listed multinational companies and (ii) the fulfillment of the service condition as defined in the terms and conditions of the LTIP. The actual number of shares that ultimately vest cannot exceed 100 percent of the conditional grant. The performance of the Company compared to its peers over the Evaluation Period will be measured as the sum, in percentage terms, of the average percentage price development of the ABB Ltd share price over the Evaluation Period (from a reference price of 22.25 Swiss francs for the 2011 launch) and an average annual dividend yield percentage (the Company's Performance). In order for shares to vest, the Company's Performance over the Evaluation Period must be equal to or better than half of the defined peers. The actual number of shares to be delivered by the Company, after the end of the Evaluation Period, will be dependent on the Company's ranking in comparison with the defined peers. The full amount of the grant will vest if the Company's Performance is positive and better than three-quarters of the defined peers. If the Company's Performance is negative but other conditions are met, a reduced number of shares will vest. In addition, if the Company's net income (adjusted for the financial impact of items that are, in the opinion of the Company's Board, non-operating, non-recurring or unforeseen—such as divestments and acquisitions) is negative for the year preceding the year in which the Evaluation Period ends, no shares will vest, irrespective of the outcome of the Company's Performance.

        Under the retention component of the 2013, 2012 and 2011 LTIP launches, each Eligible Participant was conditionally granted an individually defined maximum number of shares which fully vest at the end of the respective vesting periods (if the participant remains an Eligible Participant until the end of such period).

        For the 2013, 2012 and 2011 LTIP launches, under the performance component, an Eligible Participant receives, in cash, 100 percent of the value of the shares that have vested. Under the retention component, an Eligible Participant receives 70 percent of the shares that have vested in the form of shares and 30 percent of the value of the shares that have vested in cash, with the possibility to elect to receive the 30 percent portion also in shares rather than cash.

Note 18—Share-based payment arrangements (Continued)

        Presented below is a summary of activity under the LTIP:

	Number of shares
	Equity & Cash or choice of 100% Equity Settlement(1) (in millions)	Only Cash Settlement(2) (in millions)	Total (in millions)	Weighted-average grant-date fair value per share (Swiss francs)
Nonvested at January 1, 2013	1.6	1.0	2.6	15.72
Granted	0.5	0.4	0.9	20.92
Vested	(0.3)	—	(0.3)	19.54
Expired(3)	—	(0.2)	(0.2)	4.87
Forfeited	(0.1)	(0.1)	(0.2)	16.92

Nonvested at December 31, 2013	1.7	1.1	2.8	17.65

(1)
Shares that, subject to vesting, the Eligible Participant can elect to receive 100 percent in the form of shares.

(2)
Shares that, subject to vesting, the Eligible Participant can only receive in cash.

(3)
Expired as the criteria for the Company's performance condition were not satisfied.

        Equity-settled awards are recorded in the "Capital stock and additional paid-in capital" component of stockholders' equity, with compensation cost recorded in "Selling, general and administrative expenses" over the vesting period (which is from grant date to the end of the vesting period) based on the grant-date fair value of the shares. Cash-settled awards are recorded as a liability, remeasured at fair value at each reporting date for the percentage vested, with changes in the liability recorded in "Selling, general and administrative expenses".

        At December 31, 2013, there was $14 million of total unrecognized compensation cost related to equity-settled awards under the LTIP. That cost is expected to be recognized over a weighted-average period of 2.0 years. The compensation cost recorded in 2013, 2012 and 2011, for cash-settled awards was not significant.

        The aggregate fair value, at the dates of grant, of shares granted in 2013, 2012 and 2011, was approximately $22 million, $22 million and $16 million, respectively. The total grant-date fair value of shares that vested during 2013, 2012 and 2011 was not significant. The weighted-average grant-date fair value (per share) of shares granted during 2013, 2012 and 2011, was 20.92 Swiss francs, 15.21 Swiss francs and 17.91 Swiss francs, respectively.

        For the earnings per share performance component of the 2013 and 2012 LTIP launches, the aggregate fair value of the conditionally granted shares is based on the market price of the ABB Ltd share at each reporting date and the probable outcome of the earnings per share achievement that would result in the vesting of the highest number of shares, as computed using a Monte Carlo simulation model. The main inputs to this model are the Company's and financial analysts' revenue growth rates and Operational EBITDA margin expectations.

Note 18—Share-based payment arrangements (Continued)

        The aggregate fair value of the shares relating to the (cash-settled) share-price performance component under the 2011 LTIP launch is based on the market price of the ABB Ltd share at each reporting date adjusted for the probability of vesting as computed using a Monte Carlo simulation model at each reporting date. The main inputs to the Monte Carlo simulation model for the December 31, 2013 and 2012, fair values for the Company and each peer company were as follows:

	December 31,
	2013		2012
Cash-settled awards at	From	To	From	To
Input ranges for:
—Option implied volatilities (%)	16.8	36.7	16.2	48.4
—Risk-free rates (%)	1.7	4.0	1.0	3.1
—Equity betas	0.85	1.31	0.85	1.24
—Equity risk premiums (%)	5.0	7.0	5.0	7.0

        For the retention component under the 2013, 2012 and 2011 LTIP launches, the fair value of granted shares for equity-settled awards is the market price of the ABB Ltd share on grant date and the fair value of granted shares for cash-settled awards is the market price of the ABB Ltd share at each reporting date.

Other share-based payments

        The Company has other minor share-based payment arrangements with certain employees. The compensation cost related to these arrangements in 2013, 2012 and 2011 was not significant.

Note 19—Stockholders' equity

        At both December 31, 2013 and 2012, the Company had 2,819 million authorized shares, of which 2,315 million were registered and issued.

        At the Annual General Meeting of Shareholders (AGM) held in April 2013, at the AGM held in April 2012 and at the AGM held in April 2011, shareholders approved the payment of a dividend of 0.68 Swiss francs per share, 0.65 Swiss francs per share and 0.60 Swiss francs per share, respectively, out of the capital contribution reserve in stockholders' equity of the unconsolidated statutory financial statements of ABB Ltd, prepared in accordance with Swiss law. The dividends were paid in May 2013 (amounting to $1,667 million), May 2012 (amounting to $1,626 million) and May 2011 (amounting to $1,569 million), respectively.

        Upon and in connection with each launch of the Company's MIP, the Company sold call options to a bank at fair value, giving the bank the right to acquire shares equivalent to the number of shares represented by the MIP warrant and WAR awards to participants. Under the terms of the agreement with the bank, the call options can only be exercised by the bank to the extent that MIP participants have either sold or exercised their warrants or exercised their WARs. In 2012 and 2011, the bank exercised certain of the call options it held. As a consequence, in 2012, the Company delivered 2.7 million shares out of treasury stock and in 2011 the Company delivered 6.0 million shares from contingent capital. No call options were exercised by the bank in 2013. At December 31, 2013, such call options representing 9.6 million shares and with strike prices ranging from 15.75 to 36.40 Swiss francs (weighted-average strike price of 23.12 Swiss francs) were held by the bank. The call options expire in periods ranging from May 2014 to May 2019. However, only 1.0 million of these instruments, with strike prices ranging from 15.75 to 36.40 Swiss francs (weighted-average strike price of 31.40 Swiss francs), could be exercised at December 31, 2013, under the terms of the agreement with the bank.

Note 19—Stockholders' equity (Continued)

        In addition to the above, at December 31, 2013, the Company had further outstanding obligations to deliver:

  •
  up to 2.6 million shares relating to the options granted under the 2008 launch of the MIP, with a strike price of 36.40 Swiss francs, vested in May 2011 and expiring in May 2014,

  •
  up to 4.5 million shares relating to the options granted under the 2009 launch of the MIP, with a strike price of 19.00 Swiss francs, vested in May 2012 and expiring in May 2015,

  •
  up to 7.3 million shares relating to the options granted under the 2010 launch of the MIP, with a strike price of 22.50 Swiss francs, vested in May 2013 and expiring in May 2016,

  •
  up to 8.7 million shares relating to the options granted under the 2011 launch of the MIP, with a strike price of 25.50 Swiss francs, vesting in May 2014 and expiring in May 2017,

  •
  up to 16.6 million shares relating to the options granted under the 2012 launches of the MIP, with a weighted-average strike price of 16.06 Swiss francs, vesting in May 2015 and expiring in May 2018,

  •
  up to 17.4 million shares relating to the options granted under the 2013 launch of the MIP, with a strike price of 21.50 Swiss francs, vesting in May 2016 and expiring in May 2019,

  •
  up to 4.7 million shares relating to the ESAP, vesting and expiring in November 2014,

  •
  up to 1.7 million shares to Eligible Participants under the 2013, 2012 and 2011, launches of the LTIP, vesting and expiring in June 2016, May 2015 and March 2014, respectively, and

  •
  up to 2.3 million shares in connection with certain other share-based payment arrangements with employees.

        See Note 18 for a description of the above share-based payment arrangements.

        In November 2013 and 2012, the Company delivered 3.7 million and 2.3 million shares, respectively, from treasury stock, under the ESAP. In 2011, the number of shares delivered under the ESAP was not significant.

        Amounts available to be distributed as dividends to the stockholders of ABB Ltd are based on the requirements of Swiss law and ABB Ltd's Articles of Incorporation, and are determined based on amounts presented in the unconsolidated financial statements of ABB Ltd, Zurich, prepared in accordance with Swiss law. At December 31, 2013, of the 11,637 million Swiss francs ($13,076 million) total stockholders' equity reflected in such unconsolidated financial statements, 2,384 million Swiss francs ($2,679 million) represents share capital and 9,253 million Swiss francs ($10,397 million) represent reserves. Of these reserves, legal reserves for own shares of 296 million Swiss francs ($333 million) and ordinary legal reserves of 1,000 million Swiss francs ($1,124 million) are restricted.

        In February 2014, the Company announced that a proposal will be put to the 2014 AGM to distribute 0.70 Swiss francs per share to shareholders.

Note 20—Earnings per share

        Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the year. Diluted earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the year, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise outstanding written call options and outstanding options and shares granted subject to certain conditions under the Company's share-based payment arrangements. In 2013, 2012 and 2011, outstanding securities representing a maximum of 47 million, 56 million and 39 million shares, respectively, were excluded from the calculation of diluted earnings per share as their inclusion would have been anti-dilutive.

Basic earnings per share:

($ in millions, except per share data in $)	2013	2012	2011
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	2,824	2,700	3,159
Income (loss) from discontinued operations, net of tax	(37)	4	9

Net income	2,787	2,704	3,168

Weighted-average number of shares outstanding (in millions)	2,297	2,293	2,288
Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	1.23	1.18	1.38
Income (loss) from discontinued operations, net of tax	(0.02)	—	—

Net income	1.21	1.18	1.38

Diluted earnings per share:

($ in millions, except per share data in $)	2013	2012	2011
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	2,824	2,700	3,159
Income (loss) from discontinued operations, net of tax	(37)	4	9

Net income	2,787	2,704	3,168

Weighted-average number of shares outstanding (in millions)	2,297	2,293	2,288
Effect of dilutive securities:
Call options and shares	8	2	3

Dilutive weighted-average number of shares outstanding	2,305	2,295	2,291

Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	1.23	1.18	1.38
Income (loss) from discontinued operations, net of tax	(0.02)	—	—

Net income	1.21	1.18	1.38

Note 21—Other comprehensive income

        The following table includes amounts recorded within "Total other comprehensive income (loss)" including the related income tax effects.

	2013			2012			2011
($ in millions)	Before tax	Tax effect	Net of tax	Before tax	Tax effect	Net of tax	Before tax	Tax effect	Net of tax
Foreign currency translation adjustments:
Net change during the year	133	8	141	389	(6)	383	(280)	5	(275)
Available-for-sale securities:
Net unrealized gains (losses) arising during the year	(4)	—	(4)	5	(2)	3	(2)	(1)	(3)
Reclassification adjustments for net (gains) losses included in net income	(14)	1	(13)	1	—	1	3	2	5

Net change during the year	(18)	1	(17)	6	(2)	4	1	1	2
Pension and other postretirement plans:
Prior service (costs) credits arising during the year	(20)	4	(16)	(42)	6	(36)	(35)	12	(23)
Net actuarial gains (losses) arising during the year	423	(132)	291	(846)	245	(601)	(750)	157	(593)
Amortization of prior service cost included in net income	25	(2)	23	33	(3)	30	35	(13)	22
Amortization of net actuarial loss included in net income	140	(41)	99	102	(32)	70	55	(11)	44
Amortization of transition liability included in net income	—	—	—	—	—	—	1	—	1

Net change during the year	568	(171)	397	(753)	216	(537)	(694)	145	(549)

Cash flow hedge derivatives:
Net gains (losses) arising during the year	33	(5)	28	74	(21)	53	(21)	2	(19)
Reclassification adjustments for net (gains) losses included in net income	(54)	11	(43)	(42)	14	(28)	(88)	27	(61)

Net change during the year	(21)	6	(15)	32	(7)	25	(109)	29	(80)

Total other comprehensive income (loss)	662	(156)	506	(326)	201	(125)	(1,082)	180	(902)

Note 21—Other comprehensive income (Continued)

        The following table shows changes in "Accumulated other comprehensive loss" (OCI) attributable to ABB, by component, net of tax:

($ in millions)	Foreign currency translation adjustments	Unrealized gains (losses) on available-for-sale securities	Pension and other postretirement plan adjustments	Unrealized gains (losses) of cash flow hedge derivatives	Total OCI
Balance at January 1, 2013	(580)	24	(2,004)	37	(2,523)
Other comprehensive (loss) income before reclassifications	141	(4)	275	28	440
Amounts reclassified from OCI	—	(13)	122	(43)	66

Total other comprehensive (loss) income	141	(17)	397	(15)	506
Less:
Amounts attributable to noncontrolling interests	(8)	—	3	—	(5)

Balance at December 31, 2013	(431)	7	(1,610)	22	(2,012)

        The following table reflects amounts reclassified out of OCI in respect of Pension and other postretirement plan adjustments and Unrealized gains (losses) of cash flow hedge derivatives:

($ in millions) Details about OCI components	Location of (gains) losses reclassified from OCI	2013
Pension and other postretirement plan adjustments:
Amortization of prior service costs	Net periodic benefit cost(1)	25
Amortization of net actuarial losses	Net periodic benefit cost(1)	140

Total before tax		165
Tax	Provision for taxes	(43)

Amounts reclassified from OCI		122

Unrealized gains (losses) of cash flow hedge derivatives:
Foreign exchange contracts	Total revenues	(52)
	Total cost of sales	1
Commodity contracts	Total cost of sales	5
Cash-settled call options	SG&A expenses(2)	(8)

Total before tax		(54)
Tax	Provision for taxes	11

Amounts reclassified from OCI		(43)

(1)
These components are included in the computation of net periodic benefit cost (see Note 17).

(2)
SG&A expenses represent "Selling, general and administrative expenses".

        The amounts reclassified out of OCI in respect of Unrealized gains (losses) on available-for-sale securities were not significant in 2013.

Note 22—Restructuring and related expenses

Restructuring-related activities

        In 2013, 2012 and 2011, the Company executed minor restructuring-related activities and incurred charges of $252 million, $180 million and $164 million, respectively, which were mainly recorded in "Total cost of sales".

($ in millions)	2013	2012	2011
Employee severance costs	154	92	83
Estimated contract settlement, loss order and other costs	78	72	53
Inventory and long-lived asset impairments	20	16	28

Total	252	180	164

        At December 31, 2013 and 2012, the balance of restructuring and related liabilities is primarily included in "Other provisions".

Note 23—Operating segment and geographic data

        The Chief Operating Decision Maker (CODM) is the Company's Executive Committee. The CODM allocates resources to and assesses the performance of each operating segment using the information outlined below. The Company's operating segments consist of Discrete Automation and Motion, Low Voltage Products, Process Automation, Power Products and Power Systems. The remaining operations of the Company are included in Corporate and Other.

        A description of the types of products and services provided by each reportable segment is as follows:

  •
  Discrete Automation and Motion:  manufactures and sells motors, generators, variable speed drives, programmable logic controllers, robots and robotics, solar inverters, wind converters, rectifiers, excitation systems, power quality and protection solutions, electric vehicle fast charging infrastructure, components and subsystems for railways, and related services for a wide range of applications in discrete automation, process industries, transportation and utilities.

  •
  Low Voltage Products:  manufactures products and systems that provide protection, control and measurement for electrical installations, as well as enclosures, switchboards, electronics and electromechanical devices for industrial machines, plants and related service. In addition the segment manufactures products for wiring and cable management, cable protection systems, power connection and safety. The segment also makes intelligent building control systems for home and building automation.

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

Note 23—Operating segment and geographic data (Continued)

  •
  Corporate and Other:  includes headquarters, central research and development, the Company's real estate activities, Group treasury operations and other minor business activities.

        The Company evaluates the profitability of its segments based on Operational EBITDA, which represents income from operations excluding depreciation and amortization, restructuring and restructuring-related expenses, and acquisition-related expenses and certain non-operational items, as well as foreign exchange/commodity timing differences in income from operations consisting of: (i) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities).

        The CODM primarily reviews the results of each segment on a basis that is before the elimination of profits made on inventory sales between segments. Segment results below are presented before these eliminations, with a total deduction for intersegment profits to arrive at the Company's consolidated Operational EBITDA. Intersegment sales and transfers are accounted for as if the sales and transfers were to third parties, at current market prices.

        The following tables present segment revenues, Operational EBITDA, the reconciliations of consolidated Operational EBITDA to income from continuing operations before taxes, as well as depreciation and amortization, and capital expenditures for 2013, 2012 and 2011, as well as total assets at December 31, 2013, 2012 and 2011.

	2013
($ in millions)	Third-party revenues	Intersegment revenues	Total revenues
Discrete Automation and Motion	8,909	1,006	9,915
Low Voltage Products	7,338	391	7,729
Process Automation	8,287	210	8,497
Power Products	9,096	1,936	11,032
Power Systems	8,025	350	8,375
Corporate and Other	193	1,583	1,776
Intersegment elimination	—	(5,476)	(5,476)

Consolidated	41,848	—	41,848

	2012
($ in millions)	Third-party revenues	Intersegment revenues	Total revenues
Discrete Automation and Motion	8,480	925	9,405
Low Voltage Products	6,276	362	6,638
Process Automation	7,946	210	8,156
Power Products	8,987	1,730	10,717
Power Systems	7,575	277	7,852
Corporate and Other	72	1,505	1,577
Intersegment elimination	—	(5,009)	(5,009)

Consolidated	39,336	—	39,336

Note 23—Operating segment and geographic data (Continued)

	2011
($ in millions)	Third-party revenues	Intersegment revenues	Total revenues
Discrete Automation and Motion	8,047	759	8,806
Low Voltage Products	4,953	351	5,304
Process Automation	8,078	222	8,300
Power Products	9,028	1,841	10,869
Power Systems	7,833	268	8,101
Corporate and Other	51	1,508	1,559
Intersegment elimination	—	(4,949)	(4,949)

Consolidated	37,990	—	37,990

($ in millions)	2013	2012	2011
Operational EBITDA:
Discrete Automation and Motion	1,783	1,735	1,664
Low Voltage Products	1,468	1,219	1,059
Process Automation	1,096	1,003	1,028
Power Products	1,637	1,585	1,782
Power Systems	419	290	743
Corporate and Other and Intersegment elimination	(328)	(277)	(262)

Consolidated Operational EBITDA	6,075	5,555	6,014
Depreciation and amortization	(1,318)	(1,182)	(995)
Restructuring and restructuring-related expenses	(252)	(180)	(164)
Acquisition-related expenses and certain non-operational items	(181)	(199)	(107)
Foreign exchange/commodity timing differences in income from operations:
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	60	135	(158)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	14	(28)	(32)
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	(11)	(43)	109

Income from operations	4,387	4,058	4,667
Interest and dividend income	69	73	90
Interest and other finance expense	(390)	(293)	(207)

Income from continuing operations before taxes	4,066	3,838	4,550

Note 23—Operating segment and geographic data (Continued)

	Depreciation and amortization			Capital expenditure(1)			Total assets(1) at December 31,
($ in millions)	2013	2012	2011	2013	2012	2011	2013	2012	2011
Discrete Automation and Motion	285	263	251	214	197	202	10,931	9,416	9,195
Low Voltage Products	323	250	116	204	208	149	9,389	9,534	3,333
Process Automation	87	82	83	68	91	72	4,537	4,847	4,777
Power Products	223	209	200	252	259	192	7,669	7,701	7,355
Power Systems	183	174	144	101	194	136	7,905	8,083	7,469
Corporate and Other	217	204	201	267	344	270	7,633	9,489	7,519

Consolidated	1,318	1,182	995	1,106	1,293	1,021	48,064	49,070	39,648

(1)
Capital expenditure and Total assets are after intersegment eliminations and therefore reflect third-party activities only.

Geographic information

        Geographic information for revenues and long-lived assets was as follows:

	Revenues			Long-lived assets at December 31,
($ in millions)	2013	2012	2011	2013	2012
Europe	14,385	14,073	14,657	3,798	3,543
The Americas	12,115	10,699	9,043	1,450	1,347
Asia	11,230	10,750	10,136	850	883
Middle East and Africa	4,118	3,814	4,154	156	174

	41,848	39,336	37,990	6,254	5,947

        Revenues by geography reflect the location of the customer. Approximately 18 percent, 17 percent and 14 percent of the Company's total revenues in 2013, 2012 and 2011, respectively, came from customers in the United States. Approximately 12 percent, 12 percent and 13 percent of the Company's total revenues in 2013, 2012, and 2011, respectively, were generated from customers in China. In 2013, 2012 and 2011, more than 98 percent of the Company's total revenues were generated from customers outside Switzerland.

        Long-lived assets represent "Property, plant and equipment, net" and are shown by location of the assets. At December 31, 2013, approximately 17 percent, 17 percent and 15 percent of the Company's long-lived assets were located in Switzerland, the U.S. and Sweden, respectively. At December 31, 2012, approximately 17 percent, 17 percent and 14 percent were located in Switzerland, the U.S. and Sweden, respectively.

        The Company does not segregate revenues derived from transactions with external customers for each type or group of products and services. Accordingly, it is not practicable for the Company to present revenues from external customers by product and service type.