Form 20-F/A
period 2013-12-31
ABB LTD
filed 2014-03-07
CIK 1091587

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

i

EXPLANATORY NOTE

        On March 7, 2014, as a result of an error by our financial printer, our Annual Report on Form 20-F for the year ended December 31, 2013, was prematurely filed with the Securities and Exchange Commission. This Form 20-F/A is being filed as our complete and correct Annual Report for the year ended December 31, 2013, and nothing in the prematurely-filed Annual Report on Form 20-F should be relied upon.

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

        With respect to the years ended December 31, 2009, 2010, 2011 and 2012, ABB Ltd paid a dividend of CHF 0.51 (USD 0.48) per share, CHF 0.60 (USD 0.69) per share, CHF 0.65 (USD 0.69) per share, and CHF 0.68 (USD 0.71) per share, respectively. The dividend in respect of the year ended December 31, 2009 was paid by way of a nominal value reduction (reduction in the par value of each share). The USD amounts for each of the foregoing dividend payments made in CHF have been translated using the average rates of the month in which the dividends were paid.

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

        Furthermore, in 2011, we introduced a new target measure of cash return on invested capital (CROI) that we believe provides a more accurate reflection of our operational performance by focusing on cash returns, which are less prone to non-operational accounting adjustments that may be applied to income from operations from time to time. CROI is defined as the total of net cash provided by operating activities and interest paid, as a percentage of capital invested. Capital invested is defined as the total of fixed assets (property, plant and equipment, goodwill, intangibles, and investments in equity-accounted companies) before accumulated depreciation and amortization plus net working capital less deferred tax liabilities recognized in certain acquisitions.

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

        In 2012, cost of sales increased 5 percent (9 percent in local currencies) to $27,958 million. Excluding the impact from Thomas & Betts, cost of sales increased 1 percent (5 percent in local currencies). As a percentage of revenues, cost of sales increased to 71.1 percent from 69.9 percent in 2011. Higher cost of sales as a percentage of revenues is the result of price erosion on the execution of order backlog, an unfavorable business mix arising from a higher proportion of revenues generated from lower margin types of business, margin erosion in certain projects and charges associated with repositioning the Power Systems division. Such cost increases were partly compensated by cost saving initiatives.

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

Income from operations

        In 2013, income from operations was at the same level as 2012, as benefits from higher revenues were mostly offset by higher non-operational charges and higher depreciation and amortization. Operating margins were maintained as price pressure from lower margin orders in the backlog was largely offset by cost savings. In 2013, the gains from FX/commodity timing differences were lower than in 2012. Restructuring-related expenses were at the same level as 2012.

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

        BlackRock Inc., New York, U.S., disclosed that as per July 25, 2011, it, together with its direct and indirect subsidiaries, held 69,702,100 ABB shares corresponding to 3.0 percent of ABB's total share capital and voting rights as registered in the Commercial Register on December 31, 2013. For a full review of the disclosure report pursuant to which BlackRock reported its ABB shareholdings, please refer to the search facility of the SIX Swiss Exchange Disclosure Office at www.six-swissexchange.com/shares/companies/major_shareholders_en.html?fromDate=19980101& issuer=10881

        To the best of ABB's knowledge, no other shareholder held 3 percent or more of ABB's total share capital and voting rights as registered in the Commercial Register on December 31, 2013.

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

Changes to the share capital

        In 2011, ABB issued shares out of its contingent capital in connection with ABB's Management Incentive Plan (MIP). For further details about the MIP, see "Note 18 Share-based payment arrangements" to our Consolidated Financial Statements. The resulting share capital of CHF 2,384,185,561.92, divided into 2,314,743,264 fully paid registered shares, was first reflected in ABB's Articles of Incorporation dated December 5, 2011.

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

        In connection with the issuance of convertible or warrant-bearing bonds or other financial market instruments, the Board is authorized to restrict or deny the advance subscription rights of shareholders if such bonds or other financial market instruments are for the purpose of financing or refinancing the acquisition of an enterprise, parts of an enterprise, participations or new investments, or an issuance on national or international capital markets. If the Board denies advance subscription rights, the convertible or warrant-bearing bonds or other financial market instruments will be issued at the relevant market conditions and the new shares will be issued pursuant to the relevant market conditions taking into account the share price and/or other comparable instruments having a market price. Conversion rights may be exercised during a maximum ten-year period, and warrants may be exercised during a maximum seven-year period, in each case from the date of the respective issuance. The advance subscription rights of the shareholders may be granted indirectly.

        At December 31, 2013, ABB's share capital may be increased by an amount not to exceed CHF 96,859,964 through the issuance of up to 94,038,800 fully paid shares with a par value of CHF 1.03 per share to employees. In addition, the Board has decided to propose to the shareholders at the 2014 Annual General Meeting that the contingent share capital be increased to permit the issuance to employees of up to 150,000,000 shares with a par value of CHF 1.03 per share. The pre-emptive and advance subscription rights of ABB's shareholders are excluded. The shares or rights to subscribe for shares will be issued to employees pursuant to one or more regulations to be issued by the Board, taking into account performance, functions, level of responsibility and profitability criteria. ABB may issue shares or subscription rights to employees at a price lower than that quoted on a stock exchange. The acquisition of shares within the context of employee share ownership and each subsequent transfer of the shares will be subject to the restrictions of ABB's Articles of Incorporation (see "Shareholders' participation—Limitations on transferability of shares and nominee registration" below).

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

        A person failing to expressly declare in its registration application that it holds the shares for its own account (a nominee) will be entered in the share register with voting rights, provided that such nominee has entered into an agreement with ABB concerning its status, and further provided that the nominee is subject to recognized bank or financial market supervision. In special cases the Board may grant exemptions. There were no exemptions granted in 2013.

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

        For shareholders who are residents of Sweden, ABB has established a dividend access facility (for up to 600,004,716 shares). If these shareholders register with Euroclear, they may elect to receive the dividend from ABB Norden Holding AB in Swedish krona (in an amount equivalent to the dividend paid in Swiss francs) without deduction of Swiss withholding tax. For further information on the dividend access facility, see ABB Ltd's Articles of Incorporation, a copy of which can be found at www.abb.com/about/corporate-governance

General meeting

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

        The members of the Board are elected individually at the annual general meeting of the shareholders for a term of one year; re-election is possible. Our Articles of Incorporation, a copy of which can be found at www.abb.com/about/corporate-governance, do not provide for the retirement of directors based on their age. However, an age limit for members of the Board is set forth in the ABB Ltd Board Regulations & Corporate Governance Guidelines (although waivers are possible and subject to Board discretion), a copy of which can be found at www.abb.com/about/corporate-governance

        As of December 31, 2013, the members of the Board (Board term April 2013 to April 2014) were:

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

  As of December 31, 2013, the members of the GNCC were:
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

  As of December 31, 2013, the members of the FACC were:
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

Members of the Executive Committee

        As of December 31, 2013, the members of the Executive Committee were:

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

Components of compensation

        Members of the Board are paid for their service over a 12-month period that starts with their election at the Annual General Meeting. Payment is made in two installments: one following the first six months of the term and one at the end. Board members do not receive pension benefits and are not eligible to participate in any of ABB's employee incentive programs.

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

(3)
For the Board terms 2013-2014 and 2012-2013, all members elected to receive 50% of their gross compensation in the form of ABB shares, except for Hubertus von Grünberg and Hans Ulrich Märki, who elected to receive 100% in shares.

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

The difference in compensation is mainly attributable to changes in the composition of the EC during 2013.

Name	Base salary	Short-term variable compensation(1)	Pension benefits	Other benefits(2)	2013 Total cash-based compensation	Estimated value of share-based grants under the LTIP in 2013(3)	Estimated value of replacement and special share-based grants in 2013(3)	2013 Total (incl. conditional share-based grants)
	CHF	CHF	CHF	CHF	CHF	CHF	CHF	CHF
Ulrich Spiesshofer (appointed CEO as of September 15, 2013)(4)	1,097,346	1,336,375	247,293	232,225	2,913,239	2,859,135	—	5,772,374
Eric Elzvik (joined the EC on February 1, 2013)	779,173	779,167	238,437	228,478	2,025,255	981,672	—	3,006,927
Jean-Christophe Deslarzes (joined ABB on November 15, 2013)(5)	107,938	108,611	20,557	26,576	263,682	991,307	3,381,127	4,636,116
Diane de Saint Victor(6)	1,000,001	1,000,000	283,181	196,137	2,479,319	1,154,907	3,142,500	6,776,726
Frank Duggan(7)	666,322	676,257	322,308	634,447	2,299,334	910,437	—	3,209,771
Greg Scheu(8)	731,259	742,500	251,428	341,149	2,066,336	881,952	—	2,948,288
Pekka Tiitinen (joined the EC on September 15, 2013)	206,508	206,111	55,892	49,545	518,056	801,222	—	1,319,278
Tarak Mehta	760,424	766,500	230,159	363,814	2,120,897	910,437	—	3,031,334
Veli-Matti Reinikkala	770,006	770,000	270,799	204,648	2,015,453	585,598	—	2,601,051
Bernhard Jucker	965,842	969,000	287,455	239,366	2,461,663	1,246,516	—	3,708,179
Claudio Facchin (joined the EC on December 1, 2013)	58,334	58,334	19,373	3,790	139,831	816,396	—	956,227

Total current Executive Committee members	7,143,153	7,412,855	2,226,882	2,520,175	19,303,065	12,139,579	6,523,627	37,966,271

Joe Hogan (CEO until September 15, 2013)	1,423,758	2,135,625	207,007	948,293	4,714,683	—	—	4,714,683
Michel Demaré (CFO until January 31, 2013)	100,001	100,000	23,154	9,618	232,773	—	—	232,773
Gary Steel (EC member until November 15, 2013)	704,376	704,375	255,253	202,724	1,866,728	—	—	1,866,728
Prith Banerjee (EC member until May 31, 2013)	291,667	218,750	101,173	233,192	844,782	—	—	844,782
Brice Koch (EC member until November 30, 2013)	773,285	776,050	221,812	249,888	2,021,035	1,005,590	—	3,026,625

Total former Executive Committee members	3,293,087	3,934,800	808,399	1,643,715	9,680,001	1,005,590	—	10,685,591

Total	10,436,240	11,347,655	3,035,281	4,163,890	28,983,066	13,145,169	6,523,627	48,651,862

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

        Furthermore, in 2013, certain former EC members received contractual compensation for the period after leaving the EC, as shown in the table below. The compensation included the base salary, accrued short-term variable compensation for 2013, pension benefits, as well as other benefits comprising mainly social security and health insurance contributions. The compensation is shown gross (i.e. before deduction of employee's social insurance and pension contributions).

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

			Unvested at December 31, 2013
		Vested at December 31, 2013			Retention shares deliverable under the 2011 retention component of the LTIP(2) (vesting 2014)	Retention shares deliverable under the 2012 retention component of the LTIP(2) (vesting 2015)	Retention shares deliverable under the 2013 retention component of the LTIP(2) (vesting 2016)		Replacement share grant for foregone benefits from former employer(3) (vesting 2016 and 2018)
Name	Total number of shares held	Number of vested options and warrants held under the MIP(1)	Number of unvested options held under the MIP(1) (vesting 2014)	Number of unvested options held under the MIP(1) (vesting 2015)				Shares deliverable under the one-time 2012 AIEP(2) (vesting 2014)		Special retention share grant(3) (vesting 2015)
Ulrich Spiesshofer (appointed CEO as of September 15, 2013)	148,179	—	—	—	31,104	67,293	78,395	72,603	—	—
Eric Elzvik (joined the EC on February 1, 2013)	23,284	201,250	221,375	287,500	—	—	27,071	—	—	—
Jean-Christophe Deslarzes (joined ABB on November 15, 2013)	—	—	—	—	—	—	27,071	—	144,802	—
Diane de Saint Victor	201,707	—	—	—	26,359	38,673	31,848	66,380	—	150,000
Frank Duggan	26,389	422,215	—	—	21,326	35,289	25,632	62,232	—	—
Greg Scheu(4)	7,974	201,250	221,375	—	—	29,664	24,830	56,008	—	—
Pekka Tiitinen (joined the EC on September 15, 2013)	5,500	603,750	221,375	—	—	12,041	22,294	—	—	—
Tarak Mehta	24,670	—	—	—	24,211	35,289	25,632	60,572	—	—
Veli-Matti Reinikkala	137,388	—	—	—	18,517	37,223	9,810	63,891	—	—
Bernhard Jucker	154,050	—	—	—	27,753	45,924	37,033	78,827	—	—
Claudio Facchin (joined the EC on December 1, 2013)	1,883	—	—	—	11,458	17,598	22,294	—	—	—

Total Executive Committee members as of Dec. 31, 2013	731,024	1,428,465	664,125	287,500	160,728	318,994	331,910	460,513	144,802	150,000

(1)
Warrants and options may be sold or exercised/converted into shares at the ratio of 5 warrants/options for 1 share.

(2)
The LTIP foresees delivering 30 percent of the value of the vested retention shares in cash and the Acquisition Integration Execution Plan (AIEP) foresees to deliver 30 percent of the value of the vested shares in cash. However under both plans participants have the possibility to elect to receive 100 percent of the vested award in shares.

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

		Unvested at December 31, 2013
		Maximum number of conditionally granted shares under the performance component of the 2011 launch of the LTIP (vesting 2014)
			Reference number of shares under the performance component of the 2012 launch of the LTIP (vesting 2015)	Reference number of shares under the performance component of the 2013 launch of the LTIP (vesting 2016)
	Vested at December 31, 2013
Name	Number of fully vested WARs held under the MIP
Ulrich Spiesshofer (appointed CEO as of September 15, 2013)	—	15,460	22,588	50,024
Eric Elzvik (joined the EC on February 1, 2013)	434,380	—	—	16,659
Jean-Christophe Deslarzes (joined ABB on November 15, 2013)	—	—	—	16,659
Diane de Saint Victor	—	14,194	20,652	19,599
Frank Duggan	—	13,780	18,845	15,023
Greg Scheu	—	—	17,425	14,553
Pekka Tiitinen (joined the EC on September 15, 2013)	—	—	6,950	13,720
Tarak Mehta	—	12,516	18,845	15,023
Veli-Matti Reinikkala	—	11,965	19,878	15,091
Bernhard Jucker	—	17,933	24,524	18,992
Claudio Facchin (joined the EC on December 1, 2013)	675,000	7,639	10,665	13,720

Total Executive Committee members as of Dec. 31, 2013	1,109,380	93,487	160,372	209,063

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

Capital Structure

        For a description of ABB Ltd's capital structure (including issued shares, contingent share capital and authorized share capital) and its dividend policy, see "Item 6. Directors, Senior Management and Employees—Capital structure" and "Item 3. Key Information—Dividends and dividend policy".

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

        At shareholders' meetings, shareholders can be represented by proxy, but only by their legal representative, another shareholder with the right to vote, or an independent proxy designated by ABB Ltd (unabhängiger Stimmrechtsvertreter). All shares held by one shareholder may be represented by only one representative. Votes are taken on a show of hands unless a secret ballot is required by the general meeting of shareholders or the presiding officer. The presiding officer may arrange for resolutions and elections to be carried out by electronic means. As a result, resolutions and elections carried out by electronic means will be deemed to have the same effect as secret ballots. The presiding officer may at any time order that a resolution or election decided by a show of hands be repeated through a secret ballot if, in his view, the results of the vote are in doubt. In this case, the preceding decision by a show of hands shall be deemed to have not occurred.

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

Pre-emptive Rights

        Shareholders of a Swiss corporation have certain pre-emptive rights to subscribe for new shares issued in connection with capital increases in proportion to the nominal amount of their shares held. A resolution adopted at a shareholders' meeting with a supermajority of two-thirds of the shares represented may, however, repeal, limit or suspend (or authorize the board of directors to repeal, limit or suspend) pre-emptive rights for cause. Cause includes an acquisition of a business or a part thereof, an acquisition of a participation in a company or the grant of shares to employees. In addition, based on Article 4bis para. 1 and para. 4 of the Articles of Incorporation of ABB Ltd, pre-emptive rights of the shareholders are excluded in connection with the issuance of convertible or warrant-bearing bonds or other financial market instruments, shares to employees of ABB issued out of ABB Ltd's contingent share capital or the grant of warrant rights to shareholders, or may be restricted or denied by the Board of Directors of ABB Ltd under certain circumstances as set forth in Article 4ter of ABB Ltd's Articles of Incorporation. See "Item 6. Directors, Senior Management and Employees—Capital Structure".

Advance Subscription Rights

        Shareholders of a Swiss corporation may have an advance subscription right with respect to bonds and other instruments issued in connection with options or conversion rights for shares if such option or conversion rights are based on the corporation's conditional capital. However, the shareholders' meeting can, with a supermajority of two-thirds of the shares represented at the meeting, exclude or restrict (or authorize the board of directors to exclude or restrict) such advance subscription rights for cause. See "Item 6. Directors, Senior Management and Employees—Capital Structure—Contingent Share Capital".

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

        Ernst & Young AG, Switzerland, assumed the sole auditing mandate of the consolidated financial statements of the ABB Group beginning in the year ended December 31, 2001 (having previously been joint auditors since 1994). Ernst & Young AG has been the independent auditor of ABB Ltd and the ABB Group for the years ended December 31, 2013, 2012 and 2011. The auditor in charge and responsible for the mandate, Leslie Clifford, began serving in this capacity in respect of the financial year ended December 31, 2013.

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

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

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