Form 20-F
period 2014-12-31
ABB LTD
filed 2015-03-05
CIK 1091587

Use these links to rapidly review the document

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

As filed with the Securities and Exchange Commission on March 5, 2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
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

FINANCIAL AND OTHER INFORMATION

        The Consolidated Financial Statements of ABB Ltd, including the notes thereto, as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014 (our Consolidated Financial Statements) have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP). ABB Ltd has separately prepared its statutory unconsolidated financial statements in accordance with the Swiss Code of Obligations.

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

        Except as otherwise stated, all monetary amounts in this Annual Report are presented in U.S. dollars. Where specifically indicated, amounts in Swiss francs have been translated into U.S. dollars. These translations are provided for convenience only, and they are not representations that the Swiss franc could be converted into U.S. dollars at the rate indicated. These translations have been made using the twelve o'clock buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2014, unless otherwise indicated. The twelve o'clock buying rate for Swiss francs on December 31, 2014, was $1.00 = CHF 0.9934. The twelve o'clock buying rate for Swiss francs on February 27, 2015, was $1.00 = CHF 0.9513.

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

        Our selected financial data are presented in the following tables in accordance with U.S. GAAP and have been derived from our published Consolidated Financial Statements. Our Consolidated Financial Statements as of and for each of the years ended December 31, 2014, 2013, 2012, 2011 and 2010, were audited by Ernst & Young AG.

INCOME STATEMENT DATA:

($ in millions, except per share data in $)	2014	2013	2012	2011	2010
Total revenues	39,830	41,848	39,336	37,990	31,589
Total cost of sales	(28,615)	(29,856)	(27,958)	(26,556)	(22,060)
Gross profit	11,215	11,992	11,378	11,434	9,529
Selling, general and administrative expenses	(6,067)	(6,094)	(5,756)	(5,373)	(4,615)
Non-order related research and development expenses	(1,499)	(1,470)	(1,464)	(1,371)	(1,082)
Other income (expense), net	529	(41)	(100)	(23)	(14)
Income from operations	4,178	4,387	4,058	4,667	3,818
Interest and dividend income	80	69	73	90	95
Interest and other finance expense	(362)	(390)	(293)	(207)	(173)
Income from continuing operations before taxes	3,896	4,066	3,838	4,550	3,740
Provision for taxes	(1,202)	(1,122)	(1,030)	(1,244)	(1,018)
Income from continuing operations, net of tax	2,694	2,944	2,808	3,306	2,722
Income (loss) from discontinued operations, net of tax	24	(37)	4	9	10
Net income	2,718	2,907	2,812	3,315	2,732
Net income attributable to noncontrolling interests	(124)	(120)	(108)	(147)	(171)
Net income attributable to ABB	2,594	2,787	2,704	3,168	2,561
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	2,570	2,824	2,700	3,159	2,551
Net income	2,594	2,787	2,704	3,168	2,561
Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	1.12	1.23	1.18	1.38	1.12
Net income	1.13	1.21	1.18	1.38	1.12
Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	1.12	1.23	1.18	1.38	1.11
Net income	1.13	1.21	1.18	1.38	1.12
Weighted-average number of shares outstanding (in millions) used to compute:
Basic earnings per share attributable to ABB shareholders	2,288	2,297	2,293	2,288	2,287
Diluted earnings per share attributable to ABB shareholders	2,295	2,305	2,295	2,291	2,291

BALANCE SHEET DATA:

	December 31,
($ in millions)	2014	2013	2012	2011	2010
Cash and equivalents	5,443	6,021	6,875	4,819	5,897
Marketable securities and short-term investments	1,325	464	1,606	948	2,713
Total assets	44,878	48,064	49,070	39,648	36,295
Long-term debt (excluding current maturities of long-term debt)	7,338	7,570	7,534	3,231	1,139
Total debt(1)	7,691	8,023	10,071	3,996	2,182
Capital stock and additional paid-in capital	1,777	1,750	1,691	1,621	1,454
Total stockholders' equity (including noncontrolling interests)	16,815	19,208	17,446	16,336	15,458

CASH FLOW DATA:

($ in millions)	2014	2013	2012	2011	2010
Net cash provided by operating activities	3,845	3,653	3,779	3,612	4,197
Net cash used in investing activities	(1,121)	(717)	(5,575)	(3,253)	(2,747)
Net cash provided by (used in) financing activities	(3,024)	(3,856)	3,762	(1,208)	(2,530)

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

        At December 31, 2014, of the CHF 9,651 million total stockholders' equity recorded in ABB Ltd's unconsolidated statutory financial statements, CHF 2,384 million represented share capital, CHF 8,446 million was attributable to reserves and a reduction in equity of CHF 1,179 million represented own shares (treasury stock). CHF 6,790 million of the legal reserves are unrestricted and available for distribution.

        With respect to the years ended December 31, 2010, 2011, 2012 and 2013, ABB Ltd paid a dividend of CHF 0.60 (USD 0.69) per share, CHF 0.65 (USD 0.69) per share, CHF 0.68 (USD 0.71) per share, and CHF 0.70 (USD 0.79) per share, respectively. The USD amounts for each of the foregoing dividend payments made in CHF have been translated using the average rates of the month in which the dividends were paid.

        With respect to the year ended December 31, 2014, ABB Ltd's Board of Directors has proposed to distribute a total of CHF 0.72 per share to shareholders, comprising of a dividend of CHF 0.55 paid out of ABB Ltd's capital contribution reserves and a distribution of CHF 0.17 by way of a nominal value reduction (reduction in the par value of each share by CHF 0.17 from CHF 1.03 to CHF 0.86). These distributions are subject to approval by shareholders at ABB Ltd's 2015 Annual General Meeting (AGM).

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

        Adverse changes in economic or political conditions as well as concerns about global health pandemics, terrorist activities and the longevity of the euro, both inside and outside the U.S., could have a material adverse effect on our business, financial condition, results of operations and liquidity. Economic volatility and financial market disruptions may adversely impact the demand for our products and services. These and other factors may prevent our customers and suppliers from obtaining the financing required to pursue their business activities as planned, which may force them to modify, delay or cancel plans to purchase or supply our products or services. In addition, if our customers do not generate sufficient revenue, or fail to obtain access to the capital markets, they may not be able to pay, or may delay payment of, the amounts they owe us. Customers with liquidity issues may lead to additional bad debt expense for us, which may adversely affect our results of operations and cash flows. We are also subject to the risk that the counterparties to our credit agreements and hedging transactions may go bankrupt if they suffer catastrophic demand on their liquidity that prevents them from fulfilling their contractual obligations to us.

        Apart from effects relating to the financial crisis and the global economic slowdown that it entailed, our business environment is influenced by numerous other economic or political uncertainties which will affect the global economy and the international capital markets. In periods of slow economic growth or decline, our customers are more likely to decrease expenditures on the types of products and systems we supply and we are more likely to experience decreased revenues as a result. Our power and automation divisions are affected by the level of investments in the markets that we serve, principally utilities, industry and transport and infrastructure. At various times during the last several years, we also have experienced, and may experience in the future, gross margin declines in certain businesses, reflecting the effect of items such as competitive pricing pressures, inventory write-downs, charges associated with the cancellation of planned expansion, increases in pension and postretirement benefit expenses, and increases in component and manufacturing costs resulting from higher labor and material costs borne by our manufacturers and suppliers that, as a result of competitive pricing pressures or other factors, we are unable to pass on to our customers. Economic downturns also may lead to restructuring actions and associated expenses. Uncertainty about future economic conditions makes it difficult for us to forecast operating results and to make decisions about future investments.

        In addition, we are subject to the risks that our business operations in or with certain countries may be adversely affected by trade or economic sanctions or other restrictions imposed on these countries and that actual or potential investors that object to these business operations may adversely affect the price of our shares by disposing of, or deciding not to, purchase our shares. These countries may from time to time include countries that are identified by the United States as state sponsors of terrorism. In 2014, our total revenues from business with countries identified by the U.S. government as state sponsors of terrorism represented a very small percentage of our total revenues. Based on the amount of revenues and other relevant quantitative and qualitative factors, we have determined that our business in 2014 with countries identified by the U.S. government as state sponsors of terrorism was not material.

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

        A significant amount of our operations is conducted in the emerging markets in South America, Asia, and the Middle East and Africa. In 2014, approximately 45 percent of our consolidated revenues were generated from these emerging markets. Operations in emerging markets can present risks that are not encountered in countries with well-established economic and political systems, including:

  •
  economic instability, which could make it difficult for us to anticipate future business conditions in these markets, cause delays in the placement of orders for projects that we have been awarded and subject us to volatile geographic markets,

  •
  political or social instability, such as the recent political unrest in Russia and Ukraine, which could make our customers less willing to make cross-border investments in such regions and could complicate our dealings with governments regarding permits or other regulatory matters, local businesses and workforces,

  •
  boycotts and embargoes that may be imposed by the international community on countries in which we operate could adversely affect the ability of our operations in those countries to obtain the materials necessary to fulfill contracts and our ability to pursue business or establish operations in those countries,

  •
  foreign state takeovers of our facilities,

  •
  significant fluctuations in interest rates and currency exchange rates,

  •
  the imposition of unexpected taxes or other payments on our revenues in these markets,

  •
  the ability to obtain financing and/or insurance coverage from export credit agencies, and

  •
  the introduction of exchange controls and other restrictions by foreign governments.

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

        We operate in very competitive markets in particular with respect to product performance, developing integrated systems and applications that address the business challenges faced by our customers, pricing, new product introduction time and customer service. The relative importance of these factors differs across the geographic markets and product areas that we serve. The markets for our products and services are characterized by evolving industry standards (particularly for our automation technology products and systems), rapidly changing technology and increased competition as a result of privatization (particularly for our power products and systems). For example, as power transmission and distribution providers throughout the world have been undergoing substantial privatization, their need has increased for timely product and service innovations that increase efficiency and allow them to compete in a deregulated environment. Additionally, the continual development of advanced technologies for new products and product enhancements is an important way in which we maintain acceptable pricing levels. If we fail to keep pace with technological changes in the industrial sectors that we serve, we may experience price erosion and lower margins.

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

        Exchange rate fluctuations have had, and could continue to have, a material impact on our operating results, the comparability of our results between periods, the value of assets or liabilities as recorded on our Consolidated Balance Sheet and the price of our securities. The global financial crisis has led to increased volatility in exchange rates, which makes it harder to predict exchange rates and perform accurate financial planning. Changes in exchange rates can unpredictably and adversely affect our consolidated operating results and could result in exchange losses.

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

  •
  If any of the products produced by us contain hazardous substances then there is a risk that such products or substances could cause injury or death.

  •
  If any protective products produced by us were to fail to function properly, there is a risk that such failure could cause injury or death.

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

        We operate in approximately 100 countries around the world and, as of December 31, 2014, employed about 140,000 people. As of December 31, 2014, approximately 45 percent of our employees were located in Europe, approximately 26 percent in Asia, approximately 23 percent in the Americas and approximately 6 percent in the Middle East and Africa. In order to manage our day-to-day operations, we must overcome cultural and language barriers and assimilate different business practices. In addition, we are required to create compensation programs, employment policies and other administrative programs that comply with the laws of multiple countries. We also must communicate and monitor group-wide standards and directives across our global network. Our failure to manage successfully our geographically diverse operations could impair our ability to react quickly to changing business and market conditions and to enforce compliance with group-wide standards and procedures.

If we are unable to obtain performance and other guarantees from financial institutions, we may be prevented from bidding on, or obtaining, some contracts, or our costs with respect to such contracts could be higher.

        In the normal course of our business and in accordance with industry practice, we provide a number of guarantees including bid-bonds, advance payment guarantees and performance guarantees, which guarantee our own performance. These guarantees may include guarantees that a project will be completed or that a project or particular equipment will achieve defined performance criteria. If we fail to attain the defined criteria, we must make payments in cash or in kind. Performance guarantees frequently are requested in relation to large projects in our power and automation businesses.

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

        We have observed a global increase in IT security threats and more sophisticated cyber-attacks, both in general and against us, which pose a risk to the security of systems and networks and the confidentiality, availability and integrity of data stored and transmitted on those systems and networks. While we attempt to mitigate these risks through a number of measures, including employee training, comprehensive monitoring of our networks and systems, and maintenance of backup and protective systems such as firewalls and virus scanners, our systems, networks, products, solutions and services remain potentially vulnerable to attacks. Similarly, we have observed a continued increase in attacks generally against industrial control systems as well as against our customers and the systems we supplied to them, which pose a risk to the security of those systems and networks. Depending on their nature and scope, such attacks could potentially lead to the compromising of confidential information, improper use of our systems and networks, or those we supplied to our customers, manipulation and destruction of data, defective products, production downtimes and supply shortages, which in turn could adversely affect our reputation, competitiveness and results of operations.

Item 4.    Information on the Company

INTRODUCTION

About ABB

        We are a global leader in power and automation technologies that improve the performance and lower the environmental impact of our customers in the utility, industry and transportation & infrastructure sectors. We provide a broad range of products, systems, solutions and services that are designed to boost productivity, increase power reliability and enhance energy efficiency. We operate in roughly 100 countries and employ about 140,000 people.

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

BUSINESS DIVISIONS

Industry background

        As a global leader in power and automation, we serve utilities, industry, and transport and infrastructure customers through our five divisions. The markets and our divisions are discussed in more detail below. Revenue figures presented in this Business Divisions section are before interdivisional eliminations.

  Utilities Market

        We serve the utilities market with products, systems and services designed primarily to deliver electricity. Electricity is generated in power stations of various types, including thermal, wind, solar and hydro plants and is then fed into an electricity grid through which it is transmitted and distributed to consumers. Transmission systems link power generation sources to distribution systems, often over long distances. Distribution systems then branch out over shorter distances to carry electricity to end users. These electricity networks incorporate sophisticated devices to transmit electricity, control and monitor the power flow and ensure efficiency, reliability, quality and safety.

        The primary demand driver in the utilities market is the growing need for reliable electricity supplies to support economic growth and address global environmental challenges. This is also driving increased demand for renewable energy and high-efficiency power systems and equipment. As new power sources and loads are added, there is a need for grids and power networks to become more flexible, reliable and smarter. Power quality, stability and security of supply become key priorities. Additional drivers vary by region. Capacity addition across the power value chain is the key market driver in emerging markets, mainly in Asia, the Middle East, South America and Africa. In North America, the focus is on upgrading and replacing aging infrastructure, improving grid reliability and enabling smarter power networks. In Europe, the focus is on upgrading the power infrastructure, integrating renewable energy sources such as wind power, and building interconnections to allow more efficient use of power.

  Industry Market

        We serve the industry market with a wide variety of automation products, systems and services designed primarily to increase industrial productivity and energy efficiency, deliver more reliable and efficient electrical power to industrial end users, and improved process and product quality in industrial and manufacturing processes. We serve industrial customers who mainly use process or discrete manufacturing processes. Process automation refers to measurement, control, electrification and other applications used in processes where the main objective is continuous production, such as in the oil and gas, power, chemicals, mining, metals, and pulp and paper industries. Discrete automation refers to operations that manufacture individual items, such as automotive, consumer electronics and food and beverage. In addition, we offer power solutions to ensure that electricity is delivered within the plant safely, with low losses and at optimal quality and reliability levels.

        The primary demand drivers in the industry market include the need by our customers to reduce energy and raw material costs, improve product and process quality, increase process and manufacturing safety, lower their environmental impacts and improve the management of large assets such as manufacturing plants. There are additional regional demand drivers. In North America, for example, the emergence of shale gas and shale oil as economically viable fuel sources and feedstock for the petrochemical industry is creating more demand both for oil and gas processing as well as encouraging general industrial investments to take advantage of lower energy input costs. Development of the largely untapped natural resources base in Africa combined with the ambitions of many African countries to expand economic growth through industrial diversification is another regional demand driver in our industry market. A further example is the shift in policy in China to promote more efficient and cleaner industrial production, which increases demand for our industrial automation solutions.

  Transport and Infrastructure Market

        We serve the transport and infrastructure market with products, systems and services designed primarily to increase energy efficiency, thereby reducing our customers' operating costs and environmental impact. Our primary transport markets are the marine, rail and electrical vehicle markets. Our solutions ensure that electrical power is delivered and used efficiently in, for example, liquefied natural gas vessels, offshore oil and gas production vessels, cruise ships, conventional and high-speed electrical locomotives, electrically-powered urban transit systems and electric cars and buses. Our infrastructure market includes the building industry, especially building automation where we offer products and applications aimed at improving the energy efficiency of buildings through automated control of indoor climate, lighting and security. Data centers that require large amounts of electrical power delivered at extremely high reliability levels is another important infrastructure market.

        The primary demand drivers in the transport and infrastructure market are increasing urbanization, the need for increased energy efficiency to reduce costs and lower environmental impacts, the rise in demand for electrically-powered forms of transportation, and the need for reliable and high-quality power delivery to commercial buildings.

Discrete Automation and Motion Division

  Overview

        The Discrete Automation and Motion division offers a wide range of products and services including variable-speed drives, motion control solutions, motors, generators, power electronics systems, rectifiers, power quality and power protection products, mechanical power transmission of rotating equipment, traction converters, solar inverters, wind turbine converters, electric vehicle charging infrastructure, programmable logic controllers (PLCs), and industrial robots. These products help customers to improve productivity, quality, and energy efficiency, and generate energy. Key applications include energy conversion, data processing, actuation, automation, standardized manufacturing cells for applications such as machine tending, welding, cutting, painting, finishing, picking, packing and palletizing, and engineered systems for the automotive industry. The majority of these applications are for industrial applications including discrete manufacturing, process automation and hybrid or batch manufacturing, with others provided for infrastructure and buildings, transportation, and utilities. The division also provides a full range of life-cycle services, from product and system maintenance to application design, including energy efficiency appraisals, preventive maintenance and remote monitoring services.

        Revenues are generated both from direct sales to end users as well as from indirect sales through distributors, machine builders and OEMs (original equipment manufacturers), system integrators, and panel builders.

        The Discrete Automation and Motion division had approximately 31,100 employees as of December 31, 2014, and generated $10.1 billion of revenues in 2014.

  Products and Services

        The Discrete Automation and Motion division provides low-voltage and medium-voltage drive products and systems for industrial, commercial and residential applications. Drives provide speed, torque and motion control for equipment such as fans, pumps, compressors, conveyors, centrifuges, mixers, hoists, cranes, extruders, printing and textile machines. They are used in industries such as building automation, marine, power, transportation, food and beverage, metals, mining, and oil and gas.

        The division also produces a range of power conversion products. These include static excitation and synchronizing systems that provide stability for power stations, uninterruptible power supply modular systems, as well as high power rectifiers that convert alternating current (AC) power to direct current (DC) power for very high-amperage applications such as furnaces in aluminum smelters. The division also manufactures solar inverters, wind turbine converters and converters for power protection. Rail traction converters, DC wayside power solutions and a range of solutions for the charging of electric vehicles are also part of the division's portfolio.

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

  Customers

        The Discrete Automation and Motion division serves a wide range of customers. Customers include machinery manufacturers, process industries such as pulp and paper, oil and gas, and metals and mining companies, hybrid and batch manufacturers such as food and beverage companies, rail equipment manufacturers, discrete manufacturing companies such as '3C' (computer, communication and consumer electronic), utilities and renewable energy suppliers, particularly in the wind and solar sectors, as well as customers in the automotive industry and electric vehicle charging networks.

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

  Capital Expenditures

        The Discrete Automation and Motion division's capital expenditures for property, plant and equipment totaled $192 million in 2014, compared to $214 million and $197 million in 2013 and in 2012, respectively. Principal investments in 2014 were primarily related to equipment replacement and upgrades. Geographically, in 2014, Europe represented 43 percent of the capital expenditures, followed by the Americas (35 percent), Asia (19 percent) and MEA (3 percent).

Low Voltage Products Division

  Overview

        The Low Voltage Products division helps customers to improve productivity, use energy efficiently and increase safety. The division offers a wide range of products and systems, with related services, that provide protection, control and measurement for electrical installations, enclosures, switchboards, electronics and electromechanical devices for industrial machines and plants. The main applications are in industry, building, infrastructure, rail and sustainable transportation, renewable energies and e-mobility applications.

        The Low Voltage Products division had approximately 29,900 employees as of December 31, 2014, and generated $7.5 billion of revenues in 2014.

        A majority of the division's revenues comes from sales through distributors, wholesalers, OEMs, system integrators, and panel builders, although a portion of the division's revenues comes from direct sales to end users and utilities.

  Products and Services

        The Low Voltage Products division offering covers a wide range of products and services including low-voltage switchgears, breakers, switches, control products, DIN-rail components, automation and distribution enclosures, wiring accessories and installation material for many kinds of applications.

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

  Capital Expenditures

        The Low Voltage Products division's capital expenditures for property, plant and equipment totaled $184 million in 2014, compared to $204 million and $208 million in 2013 and 2012, respectively. Investments in 2014 primarily related to equipment replacement and upgrades in recently acquired businesses. Geographically, in 2014, Europe represented 48 percent of the capital expenditures, followed by the Americas (34 percent), Asia (16 percent) and MEA (2 percent).

Process Automation Division

  Overview

        The Process Automation division is a leading provider of fully-engineered solutions, products and services for process control, safety, instrumentation, plant electrification and energy management for the key process industry sectors of chemical, oil and gas, marine, mining, minerals, metals, cement, and pulp and paper. Each industry has certain unique business drivers, yet all share common requirements for operational productivity, safety, energy efficiency, minimized risk and environment compliance. The Process Automation division's core competencies are the applications of automation and electrification technologies to address these generic requirements and are tailored to the characteristics of each of its key industries. Additionally, this business has a number of industry-specific services and anchor products (e.g. gearless mill drives, mine hoists, Azipods, turbochargers) that differentiate the business from its competitors. These products make ABB more relevant to its customers in these industries and represent significant components of a larger automation and electrification scope. The division is organized around industry systems, product businesses and life cycle services. The division had approximately 23,100 employees as of December 31, 2014, and generated revenues of $7.9 billion in 2014.

        The Process Automation division offering is made available as separately sold products or as part of a total electrification, instrumentation and/or automation system. The division's technologies are sold both through direct sales forces and third-party channels.

  Products and Services

        The Process Automation division offers standalone products, engineered systems and services for process control and measurement, safety, plant electrification, information management, assets management and industry-specific applications for a variety of industries, primarily pulp and paper, metals, minerals and mining, chemical, oil and gas, marine, pharmaceuticals and the power industry. Some of the Discrete Automation and Motion, Power Systems, Power Products and Low Voltage Products divisions' products are integrated into the process control and electrification systems offered by the Process Automation division.

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

        A key element of this division's product offering is its System 800xA process automation platform. This product extends the capability of traditional process control systems, introducing advanced functions such as batch management, asset optimization and field device integration which "plug in" to a common user environment. The same user interface may also be used to manage components of existing multiple ABB control systems that have been installed in the market over approximately the past 25 years. In this way, System 800xA gives customers a way to migrate to new functions one step at a time, rather than having to make a large-scale capital investment to replace their entire control system. By creating a common user interface that can be used to manage multiple systems, System 800xA also reduces the research and development investment needed to achieve a "one size fits all" solution across our large installed systems base. The division also offers a full line of instrumentation and analytical products to analyze, measure and record industrial and power processes.

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

  Customers

        The Process Automation division's end customers are primarily companies in the oil and gas, minerals and mining, metals, pulp and paper, chemicals and pharmaceuticals, and the marine industries. Customers for this division are looking for complete instrumentation, automation and electrification solutions which demonstrate value mainly in the areas of lower capital costs, increased plant availability, lower lifecycle costs and reduced project costs.

  Sales and Marketing

        The Process Automation division uses a direct sales force as well as third-party channel partners, such as distributors, system integrators and OEMs. For the division as a whole, the majority of revenues are derived through the division's own direct sales channels.

  Competition

        The Process Automation division's principal competitors vary by industry or product line. Competitors include Emerson, Honeywell, Metso Automation, Rockwell Automation, Schneider, Siemens, Voith, and Yokogawa Electric Corporation.

  Capital Expenditures

        The Process Automation division's capital expenditures for property, plant and equipment totaled $49 million in 2014, compared to $68 million and $91 million in 2013 and 2012, respectively. Principal investments in 2014 were in the measurement products and turbocharging businesses. Geographically, in 2014, Europe represented 66 percent of the capital expenditures, followed by the Americas (16 percent), Asia (14 percent) and MEA (4 percent).

Power Products Division

  Overview

        The Power Products division primarily serves electric, gas and water utilities as well as industrial and commercial customers, with a vast portfolio of products and services across a wide voltage range to facilitate power generation, transmission and distribution. Direct sales account for a significant part of the division's total revenues, and external channel partners, such as wholesalers, distributors and OEMs, account for the rest. Key technologies include high- and medium-voltage switchgear, circuit breakers for a range of current ratings and voltage levels, power, distribution, traction and other special transformers, as well as products to help control and protect electrical networks. The division had approximately 35,400 employees as of December 31, 2014, and generated $10.3 billion of revenues in 2014.

  Products and Services

        The Power Products division manufactures products that can be placed in three broad categories: high-voltage products, medium-voltage products and transformers. The division sells directly to end customers and also through channels such as distributors, wholesalers, installers and OEMs. Some of the division's products are also integrated into the turnkey offerings of systems divisions such as Power Systems and Process Automation or sold through engineering, procurement and construction (EPC) firms.

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

        The medium-voltage business offers products and services that largely serve the power distribution sector, often providing the link between high-voltage transmission systems and low-voltage users. Medium-voltage products help utility and industrial customers to improve power quality and control, reduce outage time and enhance operational reliability and efficiency. This business reaches customers directly and through channels such as distributors and OEMs. Its comprehensive offering includes medium-voltage equipment (1 to 50 kilovolts), indoor and outdoor circuit breakers, reclosers, fuses, contactors, relays, instrument transformers, sensors, motor control centers, ring main units for primary and secondary distribution, as well as a range of air- and gas-insulated switchgear. It also produces indoor and outdoor modular systems and other solutions to facilitate efficient and reliable power distribution.

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

  Competition

        On a global basis, the main competitors for the Power Products division are Siemens, Alstom and Schneider. The division also faces global competition in some product categories from competitors in emerging markets. It also competes in specific geographies with companies such as Eaton Corporation, Hyundai, Hyosung, Crompton Greaves, Larsen & Toubro and Bharat Heavy Electricals.

  Capital Expenditures

        The Power Products division's capital expenditures for property, plant and equipment totaled $220 million in 2014, compared to $252 million and $259 million in 2013 and 2012, respectively. Principal investments in 2014 related to upgrades and expansion of existing facilities in Sweden, China, United States, Germany and Czech Republic as well as a new factory in Saudi Arabia. Geographically, in 2014, Europe represented 58 percent of the division's capital expenditures, followed by the Americas (19 percent), Asia (17 percent) and MEA (6 percent).

Power Systems Division

  Overview

        The Power Systems division serves public and private utilities, as well as industrial and commercial customers with solutions for power and water plants, grid integration and automation as well as a complete range of systems and services for the generation, transmission and distribution of electricity. Turnkey solutions include power plant electrification and automation, bulk power transmission, substations and network management. The division had approximately 18,900 employees as of December 31, 2014, and generated $7.0 billion of revenues in 2014.

  Products and Services

        The Power Systems division delivers solutions through four businesses: Power Generation, Grid Systems, Substations and Network Management. The scope of work in a typical turnkey contract includes design, system engineering, supply, installation, commissioning and testing of the system. As part of the business model, the Power Systems division integrates products from both the Power Products division and external suppliers, adding value through design, engineering and project management to deliver turnkey solutions.

        The Power Generation business is a leading provider of integrated power and automation solutions for all types of power generation plants, including coal, gas, combined-cycle, waste-to-energy and a range of renewables including hydro, solar, wind and biomass. With an extensive offering that includes electrical balance of plant as well as instrumentation and control systems, ABB technologies help optimize performance, improve reliability, enhance efficiency and minimize environmental impact throughout the plant life cycle. The business also serves the water industry, including applications such as pumping stations and desalination plants.

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

        ABB also offers a comprehensive range of land and submarine cables through its Grid Systems business, as well as accessories and services for a range of applications from medium- to high-voltage AC and DC systems. The portfolio includes high-performance XLPE (cross-linked polyethylene) insulated cables for high efficiency transmission systems at voltages up to 525 kilovolts. When it comes to transmission grid solutions, ABB manufactures its own power semiconductors, which is a key enabler for HVDC, flexible alternating current transmission systems (FACTS) and other technologies, serving a range of sectors including transportation and wind.

        Substations are key installations in the power grid that facilitate the efficient transmission and distribution of electricity with minimal environmental impact. They perform the vital function of monitoring and controlling power flows, feeding power from generating stations into the grid and providing the link between transmission and distribution networks as well as end consumers. ABB has successfully delivered air- and gas-insulated substations in all kinds of environments, from deserts and mountains to offshore rigs and crowded city centers. ABB's substation offering spans a range of voltage levels up to 1,100 kilovolts, serving utility, industry and commercial customers as well as sectors such as railways, urban transportation and renewables.

        FACTS technologies are also part of the Substations business offering. FACTS solutions help improve power quality and can significantly increase the capacity of existing AC transmission systems, by as much as 50 percent, while maintaining and improving system reliability. FACTS technologies also boost transmission efficiency, relieve bottlenecks and can be used for the safe integration of intermittent power sources, such as wind and solar, into the grid. By enhancing the capacity of existing transmission infrastructure, FACTS solutions can alleviate the need for capital investment, reducing the time, cost and environmental impact associated with the construction of new generating facilities and transmission lines. By improving efficiency, FACTS technologies help to deliver more power to consumers, reducing the need for more electricity generation, and improving power supply and quality. ABB is a global leader in the growing field of FACTS, and has delivered more than 800 such installations across the world.

        ABB's Network Management business offers solutions to help manage power networks. The offering covers network management and utility communications solutions to monitor, control, operate and protect power systems. These solutions are designed to ensure the reliability of electricity supplies and enable real-time management of power plants, transmission grids, distribution networks and energy trading markets. The portfolio includes control and protection systems for power generation, transmission and distribution, supervisory control and data acquisition (SCADA) systems, as well as software solutions for central electricity markets and mixed utilities (electricity, district heating, gas and water). It also encompasses the substation automation offering, compliant with IEC 61850, the open communication standard, which provides a common framework for substation control and protection and facilitates interoperability across devices and systems. The Network Management portfolio also covers wireless and fixed communication systems for power, water and gas utilities. It includes fiber optics, microwave radio and power line applications for data networking and broadband network management, as well as teleprotection and substation communication networks and voice switching management systems.

        Network management systems are key smart-grid enablers by providing automated power systems to incorporate and manage centralized and distributed power generation, intermittent sources of renewable energy, real-time pricing and load-management data. The Ventyx and Mincom acquisitions have made ABB a global leader in enterprise software and services for essential industries such as energy, mining, public infrastructure and transportation. These solutions bridge the gap between information technologies (IT) and operational technologies (OT), enabling clients to make faster, better-informed decisions in both daily operations and long-term planning strategies. Some of the world's largest private and public enterprises rely on such solutions to minimize risk, enhance operational and financial performance and execute the right strategies for the future.

        The Power Systems division also has a global footprint and installed base that helps drive the service business. The offering includes a range of services aimed at optimizing operations and reducing maintenance requirements across the value chain. These services range from support agreements and retrofits to spare parts, asset health, management, data analytics and training. The division also undertakes consulting activities such as energy efficiency studies for power plants and grids, analyses and design of new transmission and distribution systems as well as asset optimization based on technical, regulatory, economic and environmental considerations.

  Customers

        The Power Systems division's principal customers include public and private power generation utilities and companies, transmission and distribution utilities, owners and operators as well as industrial and commercial customers. Other customers include gas and water utilities including multi-utilities, which are involved in the transmission or distribution of more than one commodity.

  Sales and Marketing

        The Power Systems division promotes its offering primarily through a direct sales force of specialized sales engineering teams. Some sales are also handled through third-party channels, such as EPC firms, OEMs and system integrators. As the Power Products and Power Systems divisions share many of the same customers and technologies, and are influenced by similar market drivers, they also have a common front-end sales organization that helps maximize market synergies across countries and regions.

  Competition

        On a global basis, the Power Systems division faces competition mainly from Siemens and Alstom. Emerson, General Electric, Prysmian and Nexans are additional competitors in parts of the business. The division also sees emerging competitors in specific regions. The breadth of its portfolio, technology and innovation, a global footprint and a vast installed base, enable the division to maintain its leading position in the power sector.

  Capital Expenditures

        The Power Systems division's capital expenditures for property, plant and equipment totaled $92 million in 2014, compared to $101 million and $194 million in 2013 and 2012, respectively. Principal investments in 2014 were related to capacity expansion as well as the replacement of existing equipment, particularly in Sweden. Geographically, in 2014, Europe represented 81 percent of the capital expenditures, followed by the Americas (10 percent), Asia (7 percent) and MEA (2 percent).

Corporate and Other

        Corporate and Other includes headquarters, central research and development, our real estate activities, Group Treasury Operations and other minor business activities.

        Corporate headquarters and stewardship activities include the operations of our corporate headquarters in Zurich, Switzerland, as well as corporate-related activities in various countries. These activities cover staff functions with group-wide responsibilities, such as accounting and financial reporting, corporate finance and taxes, planning and controlling, internal audit, legal and integrity, compliance, risk management and insurance, corporate communications, information systems, investor relations and human resources.

        Corporate research and development primarily covers our research activities, as our development activities are organized under the five business divisions. We have two global research laboratories, one focused on power technologies and the other focused on automation technologies, which both work on technologies relevant to the future of our five business divisions. Each laboratory works on new and emerging technologies and collaborates with universities and other external partners to support our divisions in advancing relevant technologies and in developing cross-divisional technology platforms. We have corporate research centers in seven countries (the U.S., Sweden, Switzerland, Poland, China, Germany and India).

        Corporate and Other had approximately 2,000 employees at December 31, 2014.

CAPITAL EXPENDITURES

        Total capital expenditures for property, plant and equipment and intangible assets (excluding intangibles acquired through business combinations) amounted to $1,026 million, $1,106 million and $1,293 million in 2014, 2013 and 2012, respectively. In 2014 and 2013, capital expenditures were 21 percent and 16 percent lower, respectively, than depreciation and amortization while in 2012 capital expenditures exceeded total depreciation and amortization expenses. This change, commencing in 2013, is due partly to a reduction in capital expenditures but also due to an increase in depreciation and amortization (including amortization of intangible assets acquired in acquisitions).

        Capital expenditures in 2014 remained at a significant level in mature markets, reflecting the geographic distribution of our existing production facilities. Capital expenditures in Europe and North America in 2014 were driven primarily by upgrades and maintenance of existing production facilities, mainly in Sweden, the U.S., Germany and Switzerland. Capital expenditures in emerging markets were lower in 2014 compared to 2013, with expenditures being highest in China, Saudi Arabia, the Czech Republic and Poland. Capital expenditures in emerging markets were made primarily to increase production capacity by investment in new or expanded facilities. The share of emerging markets capital expenditures as a percentage of total capital expenditures in 2014, 2013 and 2012 was 29 percent, 33 percent and 31 percent, respectively.

        At December 31, 2014, construction in progress for property, plant and equipment was $653 million, mainly in Sweden, the U.S., Switzerland, Saudi Arabia and China, while at December 31, 2013 and 2012, construction in progress for property, plant and equipment was $645 million and $627 million, respectively, mainly in Sweden, the U.S., Switzerland, Germany and Brazil.

        Our capital expenditures relate primarily to property, plant and equipment. For 2015, we estimate the expenditures for property, plant and equipment will be higher than our annual depreciation charge.

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

        Overall, during 2014 supply chain management personnel in our businesses, and in the countries in which we operate, along with the global category teams, continued to focus on value chain optimization efforts in all areas, while maintaining and improving quality and delivery performance.

        In August 2012, the United States Securities and Exchange Commission (SEC) issued its final rules regarding "Conflict Minerals", as required by section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. We initiated conflict minerals processes in 2013 and we continue to work with our suppliers and customers, to enable us to comply with the rules and disclosure obligations. Further information on ABB's Conflict Minerals policy and supplier requirements can be found under "Material Compliance" at new.abb.com/about/supplying

PATENTS AND TRADEMARKS

        As a technology-driven company, we believe that intellectual property rights are crucial to protect the assets of our business. Over the past ten years, we have substantially increased the number of first patent filings, and we intend to continue our aggressive approach to seeking patent protection. Currently, we have more than 25,500 patent applications and registrations, of which more than 8,000 are pending applications. In addition to these patents, we have more than 3,000 utility model and design applications and registrations, of which approximately 500 are pending applications. In 2014, we filed about 1,000 patent, utility model and design applications for approximately 1,600 new inventions. Based on our existing intellectual property strategy, we believe that we have adequate control over our core technologies. The "ABB" trademarks and logo are protected in all of the countries in which we operate. We aggressively defend our intellectual property rights to safeguard the reputation associated with the ABB technology and brand. While these intellectual property rights are fundamental to all of our businesses, there is no dependency of the business on any single patent, utility model or design application.

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

        To manage environmental aspects of our own operations, we have implemented environmental management systems according to the ISO 14001 standard at our manufacturing and service sites. For non-manufacturing sites we have implemented an adapted environmental management system in order to ensure management of environmental aspects and continual improvement of performance. Globally, we have achieved external certification for environmental management systems at 390 sites and offices.

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

        In 2014, approximately 93 percent of our employees were covered by confirmed data gathered through ABB's formal environmental reporting system that is verified by an independent verification body. The operations of companies acquired during 2014 are not yet covered by our environmental reporting. We expect that this reporting will be implemented in 2015. The remaining parts of our business that are not yet covered by our environmental reporting system, mainly sales, have very limited environmental exposure. A total of 10 environmental incidents were reported in 2014, none of which had a material environmental impact.

        In 2014, approximately 98 percent of employees were covered by confirmed data gathered through ABB's formal social reporting system that is verified by an independent verification body. The operations of companies acquired during 2014 are not yet covered by our social reporting. We expect that this reporting will be implemented in 2015. The remaining parts of our business that are not yet covered by our social reporting system, mainly sales offices in countries where we do not perform manufacturing, have very limited social exposure.

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

        Our operations are also subject to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions. The convention obliges signatories to adopt national legislation that makes it a crime to bribe foreign public officials. Those countries which have adopted implementing legislation and have ratified the convention include the U.S. and several European nations in which we have significant operations.

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

DESCRIPTION OF PROPERTY

        As of December 31, 2014, we occupy real estate in around 100 countries throughout the world. The facilities consist mainly of manufacturing plants, office buildings, research centers and warehouses. A substantial portion of our production and development facilities are situated in the U.S., China, Sweden, Italy, Germany, Finland, Switzerland, India, Canada and Poland. We also own or lease other properties, including office buildings, warehouses, research and development facilities and sales offices in many countries. We own substantially all of the machinery and equipment used in our manufacturing operations.

        From time to time, we have a surplus of space arising from acquisitions, production efficiencies and/or restructuring of operations. Normally, we seek to sell such surplus space which may involve leasing property to third parties for an interim period.

        The net book value of our property, plant and equipment at December 31, 2014, was $5,652 million, of which machinery and equipment represented $2,553 million, land and buildings represented $2,446 million and construction in progress represented $653 million. We believe that our current facilities are in good condition and are adequate to meet the requirements of our present and foreseeable future operations.

Item 4A.    Unresolved Staff Comments

        Not applicable

Item 5.    Operating and Financial Review and Prospects

MANAGEMENT OVERVIEW

        During 2014, we continued to deliver power and automation solutions that help our utility, industry, and transport and infrastructure customers meet the challenges and opportunities of a rapidly-changing world. These include significant shifts in the electricity value chain, such as the growth in renewable power generation. Wind and solar power sources are often located far from the centers of power consumption, and they often increase the number of feed-in points into a grid, creating instability and increased grid complexity. Our high-efficiency power transmission and intelligent grid solutions help utilities address these challenges. For example, we won large orders for HVDC power transmission in the United Kingdom and Canada that will link remote renewable energy sources to existing grids. An ABB substation using compact gas-insulated switchgear will integrate power from a solar park in Dubai into the local grid. We also signed a partnership agreement with wind power company Vestas to deliver affordable and clean wind-diesel micro-grid power systems to remote communities in Africa.

        Among the new opportunities facing our industrial customers is the possibility to interconnect people, processes, equipment and services, sometimes referred to as "Industry 4.0" or "the Internet of Things". This trend is having profound impacts on many of our key end markets, such as oil and gas, mining, discrete automation and building automation, where the ability to monitor and control assets and processes in real time and across large geographic spaces is opening new opportunities to increase industrial productivity, reduce environmental impacts and improve the quality of work life for people. In 2014, we won an order from Brazilian mining company Vale to install electrical and automation systems at an iron ore mine to support their development of a sustainable "mine of the future" with truckless transport systems powered through intelligent digital substations. We were also awarded a large contract from Statoil of Norway for telecommunications systems used to remotely monitor and control offshore oil and gas platforms. We also continued to roll out internet-based remote monitoring, preventive maintenance and service solutions for robotics applications, power equipment diagnostics and the control of underground mining ventilation using mobile devices.

        Market conditions were mixed in 2014.

        Utility customers remained cautious in their capital expenditures in the face of macroeconomic and policy uncertainties, especially in Europe. Nevertheless, several large power transmission projects were awarded during the year and many utilities continued to invest in their power distribution activities.

        Industrial demand varied by sector. Many industry customers took a more cautious approach to large capital expenditures in light of ongoing macroeconomic uncertainties. However, operational spending to maintain and improve the performance of existing assets remained generally stable. Demand from the oil and gas sector remained steady as continuing high oil prices supported customer investments through most of the year. The oil price declines seen late in the year resulted in some uncertainty around short-term capital investment trends, however. Mining and metals demand remained at low levels, mainly the result of overcapacity in the industry. General industry customers continued to invest in automation solutions to improve efficiency and productivity.

        In the transport and infrastructure sectors, marine demand for specialty vessels continued to grow, mainly the result of demand for oil and gas-related vessels, such as offshore production vessels and liquefied natural gas ships. There was also a steady demand for high efficiency electrical rail equipment.

        In this mixed environment, we combined our broad geographic and business scope with the successful execution of profitable growth initiatives across the company to increase orders received in every division except Low Voltage Products, where the disposal of businesses offset order increases in most of the division's other businesses. The Discrete Automation and Motion division achieved a record level of orders, more than $10 billion, partly the result of growth initiatives to sell packaged industrial solutions that combine, for example, robots, motors and drives for packaging applications in general industry. The Process Automation division tapped growth opportunities in the marine, upstream oil and gas and pulp and paper sectors, which more than offset lower demand in mining. Low Voltage Products orders were supported by increased penetration of the U.S. market through the distribution channels of the Thomas & Betts acquisition it completed in 2012.

        In 2014, we maintained the profitability of our Power Products division, despite the continued challenging market environment, through successful cost savings and productivity improvements as well as our ability to be more selective in the orders we take, thanks to our broad product and geographic scope. Our Power Systems division experienced continuing project execution issues which impacted profitability in 2014. We therefore launched a "step change" program to reduce the risk profile of the business and secure higher and more consistent returns. Under the program, we decided to discontinue our future participation in EPC projects in the solar power generation sector. We are also changing our business model in the offshore wind power sector to reduce execution risks and we are adjusting capacity in the business to reflect this repositioning. We continue to focus the ongoing business on projects with lower risk profiles and greater pull-through of our higher value-added content. Our strong positions in fast-growing emerging markets and selected mature markets, our flexible global production base and technological leadership, as well as the operational improvements we continue to make in our businesses, also supported our business in 2014.

        Foremost among these improvements was the successful reduction of costs to adapt to changing demand. Savings in 2014 amounted to more than $1 billion and were principally achieved by making better use of global sourcing opportunities and eliminating operational and process inefficiencies. We expanded our cost savings efforts in 2014 to take greater account of improvement opportunities in white-collar productivity, such as streamlining back-office and sales-support activities.

Next Level strategy 2015-2020

        In September 2014, ABB laid the foundations to take the company to the next level, with a new strategy aimed at accelerating sustainable value creation to deliver attractive shareholder returns. The Next Level strategy is designed to build on ABB's strong position in attractive markets. The strategy builds on the three focus areas of profitable growth, relentless execution and business-led collaboration.

        To achieve the next level, ABB is targeting profitable growth by shifting its center of gravity through strengthening competitiveness, higher organic growth and lowering risk. We intend to drive organic growth through the PIE concept (penetration, innovation, expansion), further increase competitiveness in areas such as technology, service and software, and reduce intrinsic business risks by, for example, aligning business models more closely with our core competencies. Organic growth will be complemented by incremental strategic acquisitions and partnerships.

        Our second strategic focus area is relentless execution. We have been successful in executing our programs to reduce costs and improve customer service. We intend to broaden those efforts by developing a leading operating model across ABB, starting with the areas of white-collar productivity, net working capital management, and quality. For 2015, the completion of the Power Systems "step change" program will remain a high priority. Major Group-wide change management will be implemented through 1,000-day programs that drive and coordinate change across all businesses and regions. The strategic objectives and targets have been explicitly linked to a new performance management and compensation model.

        Our third focus area is aimed at simplifying how the organization works together and at achieving a more market-focused organization. To achieve this, as of January 1, 2015, we have streamlined our regional organization—reducing the number of regions from eight to three—with regional management on the Executive Committee to bring us closer to the market. At the same time, roles and responsibilities have been clarified—including giving global business lines undiluted responsibility for their businesses—and processes put in place to strengthen cross-business collaboration.

        The Next Level strategy includes the following financial targets: ABB expects to grow operational earnings per share at a 10-15 percent compound annual growth rate and deliver attractive cash return on invested capital in the mid-teens over the period 2015-2020. It targets to grow revenues on a like-for-like basis on average 4-7 percent per year over six years, faster than forecasted GDP and market growth. Over the same time period, ABB plans to steadily increase its profitability, measured in Operational EBITA, within a bandwidth of 11-16 percent while targeting an average free cash flow conversion rate above 90 percent. The new financial targets took effect on January 1, 2015.

        We have changed our profitability targets from Operational EBITDA to Operational EBITA. This new measure includes depreciation expense as well as amortization charges that are not related to intangibles recorded in acquisitions which were previously excluded under the Operational EBITDA measure. This change ensures that the costs of capital expenditures invested to drive organic growth will be reflected in the profitability measure on which our businesses are evaluated.

Outlook

        The long-term demand outlook in our three major customer sectors—utilities, industry, and transport and infrastructure—remains clearly positive. Key drivers are the big shift in the electricity value chain, industrial productivity improvements and Industry 4.0, as well as rapid urbanization and the need for energy efficiency in transport and infrastructure.

        We are well-positioned to tap these opportunities for long-term profitable growth, with our strong market presence, broad geographic and business scope, technology leadership and financial strength.

        In the short term, macroeconomic and geopolitical developments are signaling a mixed picture with increased uncertainty. Some macroeconomic signs in the U.S. remain positive and growth in China is expected to continue. At the same time, the market remains impacted by slow growth in Europe and geopolitical tensions in various parts of the world.

Oil prices and foreign exchange effects

        Current oil prices will influence customer operating and capital expenditures along the oil and gas value chain, and influence spending by many other of our customer segments and government spending in different ways. Government spending on energy subsidies may be reallocated to other infrastructure development and certain customer segments will benefit from lower energy costs. However, the current oil price will have a dampening effect on the oil and gas value chain, mainly in the upstream sector.

        Currency volatility has increased over the last 12 months, including the weakening of the Euro against the U.S. dollar and Swiss franc. Changes in foreign exchange rates have two effects on our financial results, translational and structural. Translational impacts result from converting local-currency financial information from ABB companies around the world into U.S. dollars at average exchange rates for the purpose of reporting results in U.S. dollars. If exchange rates stay around the current levels, we expect a negative translation effect in 2015.

        Structural effects are related to the export of products and services from one currency zone into another. Our well-balanced local operations (including sourcing) in all key markets mean these structural effects have a limited impact. Further, our policy to actively hedge all significant foreign exchange exposures means these effects are largely mitigated in the short to medium term.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

General

        We prepare our Consolidated Financial Statements in accordance with U.S. GAAP and present these in U.S. dollars unless otherwise stated.

        The preparation of our financial statements requires us to make assumptions and estimates that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis, including, but not limited to, those related to: gross profit margins on long-term construction-type contracts; costs of product guarantees and warranties; provisions for bad debts; recoverability of inventories, investments, fixed assets, goodwill and other intangible assets; the fair values of assets and liabilities assumed in business combinations; income tax expenses and provisions related to uncertain tax positions; pensions and other postretirement benefit assumptions; and legal and other contingencies. Where appropriate, we base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from our estimates and assumptions.

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

        Revenues under long-term construction-type contracts are generally recognized using the percentage-of-completion method of accounting. We use the cost-to-cost method to measure progress towards completion on contracts. Under this method, progress of contracts is measured by actual costs incurred in relation to management's best estimate of total estimated costs, which are reviewed and updated routinely for contracts in progress. The cumulative effect of any change in estimate is recorded in the period in which the change in estimate is determined.

        The percentage-of-completion method of accounting involves the use of assumptions and projections, principally relating to future material, labor and project-related overhead costs. As a consequence, there is a risk that total contract costs will exceed those we originally estimated and the margin will decrease or the long-term construction-type contract may become unprofitable. This risk increases if the duration of a contract increases because there is a higher probability that the circumstances upon which we originally developed estimates will change, resulting in increased costs that we may not recover. Factors that could cause costs to increase include:

  •
  unanticipated technical problems with equipment supplied or developed by us which may require us to incur additional costs to remedy,

  •
  changes in the cost of components, materials or labor,

  •
  difficulties in obtaining required governmental permits or approvals,

  •
  project modifications creating unanticipated costs,

  •
  suppliers' or subcontractors' failure to perform, and

  •
  delays caused by unexpected conditions or events.

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

        Significant differences between assumptions and actual experience, or significant changes in assumptions, may materially affect the pension obligations. The effects of actual results differing from assumptions and the changing of assumptions are included in net actuarial loss within "Accumulated other comprehensive loss".

        We recognize actuarial gains and losses gradually over time. Any cumulative unrecognized actuarial gain or loss that exceeds 10 percent of the greater of the present value of the projected benefit obligation (PBO) and the fair value of plan assets is recognized in earnings over the expected average remaining working lives of the employees participating in the plan, or the expected average remaining lifetime of the inactive plan participants if the plan is comprised of all or almost all inactive participants. Otherwise, the actuarial gain or loss is not recognized in the Consolidated Income Statements.

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

        Holding all other assumptions constant, a 0.25 percentage-point decrease in the discount rate would have increased the PBO related to our defined benefit pension plans by $456 million, while a 0.25 percentage-point increase in the discount rate would have decreased the PBO related to our defined benefit pension plans by $431 million.

        The expected return on plan assets is reviewed regularly and considered for adjustment annually based upon the target asset allocations and represents the long-term return expected to be achieved. Decreases in the expected return on plan assets result in an increase to pension costs. Holding all other assumptions constant, an increase or decrease of 0.25 percentage-points in the expected long-term rate of asset return would have decreased or increased, respectively, the net periodic benefit cost in 2014 by $27 million.

        The funded status, which can increase or decrease based on the performance of the financial markets or changes in our assumptions, does not represent a mandatory short-term cash obligation. Instead, the funded status of a defined benefit pension plan is the difference between the PBO and the fair value of the plan assets. At December 31, 2014, our defined benefit pension plans were $1,890 million underfunded compared to an underfunding of $1,133 million at December 31, 2013. Our other postretirement plans were underfunded by $245 million and $236 million at December 31, 2014 and 2013, respectively.

        We have multiple non-pension postretirement benefit plans. Our health care plans are generally contributory with participants' contributions adjusted annually. For purposes of estimating our health care costs, we have assumed health care cost increases to be 8 percent per annum for 2015, gradually declining to 5 percent per annum by 2028 and to remain at that level thereafter.

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

        In addition, uncertain tax positions and tax-related valuation allowances assumed in connection with a business combination are initially estimated at the acquisition date. We reevaluate these items quarterly, based upon facts and circumstances that existed at the acquisition date with any adjustments to our preliminary estimates being recorded to goodwill provided that we are within the twelve-month measurement period. Subsequent to the measurement period or our final determination of the tax allowance's or contingency's estimated value, whichever comes first, changes to these uncertain tax positions and tax-related valuation allowances will affect our provision for income taxes in our Consolidated Income Statements and could have a material impact on our results of operations and financial position. The fair values assigned to the intangible assets acquired are described in "Note 3 Acquisitions and business divestments" as well as "Note 11 Goodwill and other intangible assets", to our Consolidated Financial Statements.

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

        In 2014, we performed the two-step quantitative impairment test for all of our reporting units to reflect new assumptions and forecasts resulting from our newly-developed strategic plan for the period 2015 to 2020. The quantitative test concluded that the estimated fair values for each of our reporting units exceeded their respective carrying values by at least 60 percent and as no reporting unit had a zero or negative carrying value, we concluded that none of the reporting units was "at risk" of failing the goodwill impairment test. Consequently, the second step of the impairment test was not performed.

        The projected future cash flows used in the fair value calculation are based on approved business plans for the reporting units which cover a period of six years plus a calculated terminal value. The projected future cash flows require significant judgments and estimates involving variables such as future sales volumes, sales prices, awards of large orders, production and other operating costs, capital expenditures, net working capital requirements and other economic factors. The after-tax weighted-average cost of capital, currently 9 percent, is based on variables such as the risk-free rate derived from the yield of 10-year U.S. treasury bonds, as well as an ABB-specific risk premium. The terminal value growth rate is assumed to be 1 percent. The mid-term tax rate used in the test is currently 27 percent. We base our fair value estimates on assumptions we believe to be reasonable, but which are inherently uncertain. Consequently, actual future results may differ from those estimates.

        We assess the reasonableness of the fair value calculations of our reporting units by reconciling the sum of the fair values for all our reporting units to our total market capitalization. The assumptions used in the fair value calculation are challenged each year (through the use of sensitivity analysis) to determine the impact on the fair value of the reporting units. Our sensitivity analysis in 2014 showed that, holding all other assumptions constant, a 1 percentage-point increase in the discount rate would have reduced the calculated fair value by approximately 11.6 percent, while a 1 percentage-point decrease in the terminal value growth rate would have reduced the calculated fair value by approximately 7.3 percent.

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

        The projected future cash flows used in the fair value calculation for Power Systems in 2013, were based on an approved business plan for the reporting unit which covered a period of four years plus a calculated terminal value. The projected future cash flows required significant estimates and judgments involving variables such as future sales volumes, sales prices, awards of large orders, production and other operating costs, capital expenditures, net working capital requirements and other economic factors. The after-tax weighted-average cost of capital used (9 percent) was based on variables such as the risk-free rate derived from the yield of 10-year U.S. treasury bonds, as well as an ABB-specific risk premium. The terminal value growth rate was assumed to be 1 percent. The mid-term tax rate used in the test was 27 percent.

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

RESEARCH AND DEVELOPMENT

        Each year, we invest significantly in research and development. Our research and development focuses on developing and commercializing the technologies of our businesses that are of strategic importance to our future growth. In 2014, 2013 and 2012, we invested $1,499 million, $1,470 million and $1,464 million, respectively, or approximately 3.8 percent, 3.5 percent and 3.7 percent, respectively, of our annual consolidated revenues on research and development activities. We also had expenditures of $310 million, $274 million and $282 million, respectively, or approximately 0.8 percent, 0.7 percent and 0.7 percent, respectively, of our annual consolidated revenues in 2014, 2013 and 2012, on order-related development activities. These are customer- and project-specific development efforts that we undertake to develop or adapt equipment and systems to the unique needs of our customers in connection with specific orders or projects. Order-related development amounts are initially recorded in inventories as part of the work in process of a contract and then are reflected in cost of sales at the time revenue is recognized in accordance with our accounting policies.

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

        Universities are incubators of future technology, and a central task of our research and development team is to transform university research into industry-ready technology platforms. We collaborate with a number of universities and research institutions to build research networks and foster new technologies. We believe these collaborations shorten the amount of time required to turn basic ideas into viable products, and they additionally help us recruit and train new personnel. We have built numerous university partnerships in the U.S., Europe and Asia, including long-term, strategic relationships with the Carnegie Mellon University, Massachusetts Institute of Technology, North Carolina State University, ETH Zurich, EPFL Lausanne, University of Zurich, Chalmers Technical University Gothenburg, Royal Institute of Technology (KTH) Stockholm, TU Dresden, TU Delft, Cambridge University and Imperial College London. Our collaborative projects include research on materials, sensors, micro-engineered mechanical systems, robotics, controls, manufacturing, distributed power and communication. Common platforms for power and automation technologies are developed around advanced materials, efficient manufacturing, information technology and data communication, as well as sensor and actuator technology.

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

ACQUISITIONS AND DIVESTMENTS

Acquisitions

        During 2014, 2013 and 2012, ABB paid $58 million, $897 million and $3,643 million to purchase six, seven and nine businesses, respectively. The amounts exclude changes in cost- and equity-accounted companies.

        There were no significant acquisitions in 2014 or 2013; the largest acquisition during this two-year period was Power-One, acquired in July 2013.

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

Divestments

        During 2014, ABB divested several businesses which were primarily its Full Service business, the Meyer Steel Structures business of Thomas & Betts, the heating, ventilation and air conditioning (HVAC) business of Thomas & Betts and the Power Solutions business of Power-One. Total cash proceeds from all business divestments during 2014 amounted to $1,090 million, net of transaction costs and cash disposed.

        There were no significant divestments in 2013 and 2012.

        For more information on our divestments, see "Note 3 Acquisitions and business divestments" to our Consolidated Financial Statements.

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

        While we operate globally and report our financial results in USD, exchange rate movements between the USD and both the EUR and the CHF are of particular importance to us due to (i) the location of our significant operations and (ii) our corporate headquarters being in Switzerland.

        The exchange rates between the USD and the EUR and the USD and the CHF at December 31, 2014, 2013 and 2012, were as follows:

Exchange rates into $	2014	2013	2012
EUR 1.00	1.22	1.38	1.32
CHF 1.00	1.01	1.12	1.09

        The average exchange rates between the USD and the EUR and the USD and the CHF for the years ended December 31, 2014, 2013 and 2012, were as follows:

Exchange rates into $	2014	2013	2012
EUR 1.00	1.33	1.33	1.29
CHF 1.00	1.09	1.08	1.07

        When we incur expenses that are not denominated in the same currency as the related revenues, foreign exchange rate fluctuations could affect our profitability. To mitigate the impact of exchange rate movements on our profitability, it is our policy to enter into forward foreign exchange contracts to manage the foreign exchange transaction risk of our operations.

        In 2014, approximately 81 percent of our consolidated revenues were reported in currencies other than the USD. The following percentages of consolidated revenues were reported in the following currencies:

  •
  Euro, approximately 20 percent,

  •
  Chinese renminbi, approximately 11 percent, and

  •
  Swedish krona, approximately 5 percent.

        In 2014, approximately 79 percent of our cost of sales and selling, general and administrative expenses were reported in currencies other than the USD. The following percentages of consolidated cost of sales and selling, general and administrative expenses were reported in the following currencies:

  •
  Euro, approximately 19 percent,

  •
  Chinese renminbi, approximately 10 percent,

  •
  Swedish krona, approximately 5 percent, and

  •
  Canadian dollar, approximately 5 percent.

        We also incur expenses other than cost of sales and selling, general and administrative expenses in various currencies.

        The results of operations and financial position of many of our subsidiaries outside of the United States are reported in the currencies of the countries in which those subsidiaries are located. We refer to these currencies as "local currencies". Local currency financial information is then translated into USD at applicable exchange rates for inclusion in our Consolidated Financial Statements.

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

        The undiscounted value of revenues we expect to generate from our orders at any point in time is represented by our order backlog. Approximately 16 percent of the value of total orders we recorded in 2014 were "large orders," which we define as orders from third parties involving a value of at least $15 million for products or services. Approximately 43 percent of the total value of large orders in 2014 were recorded by our Power Systems division and approximately 35 percent in our Process Automation division. The other divisions accounted for the remainder of the total large orders recorded during 2014. The remaining portion of total orders recorded in 2014 was "base orders," which we define as orders from third parties with a value of less than $15 million for products or services.

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

        Operational EBITDA represents income from operations excluding depreciation and amortization, restructuring and restructuring-related expenses, gains and losses on sale of businesses, acquisition-related expenses and certain non-operational items, as well as foreign exchange/commodity timing differences in income from operations consisting of: (i) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities).

        From 2015, performance of our divisions will be primarily based on orders received, revenues and Operational EBITA.

        Operational EBITA represents income from operations excluding amortization of intangibles acquired in business combinations, restructuring and restructuring-related expenses, gains and losses on sale of businesses, acquisition-related expenses and certain non-operational items, as well as foreign exchange/commodity timing differences in income from operations consisting of: (i) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities).

        See "Note 23 Operating segment and geographic data" to our Consolidated Financial Statements for a reconciliation of the total consolidated Operational EBITDA to income from continuing operations before taxes.

ANALYSIS OF RESULTS OF OPERATIONS

        Our consolidated results from operations were as follows:

($ in millions, except per share data in $)	2014	2013	2012
Orders	41,515	38,896	40,232
Order backlog at December 31,	24,900	26,046	29,298
Revenues	39,830	41,848	39,336
Cost of sales	(28,615)	(29,856)	(27,958)

Gross profit	11,215	11,992	11,378
Selling, general and administrative expenses	(6,067)	(6,094)	(5,756)
Non-order related research and development expenses	(1,499)	(1,470)	(1,464)
Other income (expense), net	529	(41)	(100)

Income from operations	4,178	4,387	4,058
Net interest and other finance expense	(282)	(321)	(220)
Provision for taxes	(1,202)	(1,122)	(1,030)

Income from continuing operations, net of tax	2,694	2,944	2,808
Income (loss) from discontinued operations, net of tax	24	(37)	4

Net income	2,718	2,907	2,812
Net income attributable to noncontrolling interests	(124)	(120)	(108)

Net income attributable to ABB	2,594	2,787	2,704

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	2,570	2,824	2,700
Net income	2,594	2,787	2,704
Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	1.12	1.23	1.18
Net income	1.13	1.21	1.18
Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	1.12	1.23	1.18
Net income	1.13	1.21	1.18

        A more detailed discussion of the orders, revenues, Operational EBITDA and income from operations for our divisions follows in the sections of "Divisional analysis" below entitled "Discrete

Automation and Motion", "Low Voltage Products", "Process Automation", "Power Products", "Power Systems" and "Corporate and Other". Orders and revenues of our divisions include interdivisional transactions which are eliminated in the "Corporate and Other" line in the tables below.

Orders

				% Change
($ in millions)	2014	2013	2012	2014	2013
Discrete Automation and Motion	10,559	9,771	9,625	8%	2%
Low Voltage Products	7,550	7,696	6,720	(2)%	15%
Process Automation	8,577	8,000	8,704	7%	(8)%
Power Products	10,764	10,459	11,040	3%	(5)%
Power Systems	6,871	5,949	7 ,973	15%	(25)%

Operating divisions	44,321	41,875	44,062	6%	(5)%
Corporate and Other(1)	(2,806)	(2,979)	(3,830)	n.a.	n.a.

Total	41,515	38,896	40,232	7%	(3)%

(1)
Includes interdivisional eliminations

        In 2014, total order volume increased 7 percent (9 percent in local currencies) and increased across all divisions except Low Voltage Products. Orders increased primarily due to higher large orders while base orders also increased. In the automation divisions, orders were supported by customer investments to improve operational efficiency and an increase in the demand for services. In the power divisions, the key demand drivers such as capacity expansion in emerging markets, upgrading of aging infrastructure in mature markets and the integration of renewable energy supplies into power grids, remained intact.

        In 2014, orders in the Discrete Automation and Motion division grew 8 percent (10 percent in local currencies) on higher orders in all businesses and supported by the impact of including Power-One for the full year in 2014. Orders decreased 2 percent in the Low Voltage Products division (flat in local currencies) as the impacts of divesting the HVAC and Steel Structures businesses offset the order increases which were realized in most of the division's other businesses. Orders in the Process Automation division increased 7 percent (10 percent in local currencies) on significantly higher large orders in the marine sector compared to the previous year. Orders increased 3 percent (5 percent in local currencies) in the Power Products division, supported by the industry sector and continued selective investments in large transmission projects. In the Power Systems division, orders grew 15 percent (20 percent in local currencies), driven primarily by the receipt of several large orders.

        During 2014, base orders grew 2 percent (4 percent in local currencies) reflecting the global economic conditions which showed positive trends but remained mixed in certain markets. Following a weak large order intake in 2013, large orders increased 45 percent (50 percent in local currencies) in 2014. Successful sales efforts resulted in orders from the 2013 tender backlog successfully turning into orders in 2014. This allowed large orders to grow significantly, particularly in the Process Automation and Power Systems divisions.

        In 2013, total order volume declined 3 percent (3 percent in local currencies) as lower large orders were not offset by base order growth. Orders were supported by our automation divisions where customer investments to improve operational efficiency and the demand for services increased during the year. Despite strong project tendering activity, some customers delayed order awards due to macroeconomic uncertainties and this resulted in order declines in the power divisions compared to 2012.

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

        We determine the geographic distribution of our orders based on the location of the customer, which may be different from the ultimate destination of the products' end use. The geographic distribution of our consolidated orders was as follows:

				% Change
($ in millions)	2014	2013	2012	2014	2013
Europe	14,246	13,334	13,512	7%	(1)%
The Americas	11,957	11,365	12,152	5%	(6)%
Asia	11,215	10,331	10,346	9%	—
Middle East and Africa	4,097	3,866	4,222	6%	(8)%

Total	41,515	38,896	40,232	7%	(3)%

        Orders in 2014 grew in all regions on higher orders in both power and automation. Orders in Europe increased 7 percent (9 percent in local currencies) driven by increases in large orders. Orders were higher in the United Kingdom, Sweden, Finland, France, Switzerland, Spain and the Netherlands, offsetting lower orders in Germany, Italy, Norway and Russia. Orders increased 5 percent (9 percent in local currencies) in the Americas on higher base and large orders in the U.S., Canada, Brazil and Argentina. In Asia, orders grew 9 percent (11 percent in local currencies) on higher orders in China, South Korea, India and Japan while orders were lower in Australia. Orders increased in MEA by 6 percent (9 percent in local currencies) supported by growth in Saudi Arabia while orders decreased in the United Arab Emirates and South Africa.

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

Order backlog

	December 31,			% Change
($ in millions)	2014	2013	2012	2014	2013
Discrete Automation and Motion	4,385	4,351	4,426	1%	(2)%
Low Voltage Products	891	1,057	1,117	(16)%	(5)%
Process Automation	5,661	5,772	6,416	(2)%	(10)%
Power Products	7,791	7,946	8,493	(2)%	(6)%
Power Systems	8,246	9,435	12,107	(13)%	(22)%

Operating divisions	26,974	28,561	32,559	(6)%	(12)%
Corporate and Other(1)	(2,074)	(2,515)	(3,261)	n.a.	n.a.

Total	24,900	26,046	29,298	(4)%	(11)%

(1)
Includes interdivisional eliminations

        In 2014, consolidated order backlog decreased 4 percent (increased 5 percent in local currencies). Order backlog in all divisions reflected the effects of significant foreign currency changes as the U.S. dollar strengthened during 2014 against substantially all currencies. In the Discrete Automation and Motion, Process Automation and Power Products divisions, order backlog increased in local currencies as a result of growth in global industrial demand. Order backlog in the Process Automation division also increased due to large orders received in the marine and oil and gas sectors. Order backlog in the Low Voltage Products division decreased in local currencies due to divestments during 2014. Order backlog in the Power Systems division decreased 4 percent in local currencies as the impacts of higher large orders during 2014 were more than offset by the impacts of the run off of the order backlog in the businesses affected by the Power Systems repositioning announced in 2012 and the exit from the solar EPC business announced in 2014.

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

Revenues

				% Change
($ in millions)	2014	2013	2012	2014	2013
Discrete Automation and Motion	10,142	9,915	9,405	2%	5%
Low Voltage Products	7,532	7,729	6,638	(3)%	16%
Process Automation	7,948	8,497	8,156	(6)%	4%
Power Products	10,333	11,032	10,717	(6)%	3%
Power Systems	7,020	8,375	7,852	(16)%	7%

Operating divisions	42,975	45,548	42,768	(6)%	7%
Corporate and Other(1)	(3,145)	(3,700)	(3,432)	n.a.	n.a.

Total	39,830	41,848	39,336	(5)%	6%

(1)
Includes interdivisional eliminations

        Revenues in 2014 decreased 5 percent (2 percent in local currencies) due primarily to the impacts of the lower opening order backlog in the Power Systems and Process Automation divisions compared to the beginning of 2013 and the impacts of business divestments.

        On a divisional basis, revenues grew 2 percent (4 percent in local currencies) in the Discrete Automation and Motion division, supported by growth in the Robotics business and also due to the impact of including Power-One for the full year in 2014. In the Low Voltage Products division, revenues decreased 3 percent (flat in local currencies) as steady to higher revenues in most businesses were offset by decreases in revenues resulting from divestments. Revenues in the Process Automation division decreased 6 percent (4 percent in local currencies) due to the effects of the lower opening order backlog, primarily in the systems businesses and were also impacted by the exit from a large service contract in the fourth quarter of 2013. Revenues in the Power Products division decreased 6 percent (4 percent in local currencies) mainly reflecting the low opening order backlog. In the Power Systems division, revenues decreased 16 percent (13 percent in local currencies) due to the lower opening order backlog in all businesses.

        Revenues in 2013 increased 6 percent (7 percent in local currencies) due primarily to execution from prior year's high order backlog and due to the impact of including Thomas & Betts for the full year in 2013.

        Revenues in 2013 rose 5 percent (5 percent in local currencies) in the Discrete Automation and Motion division as the Robotics business grew for the fourth consecutive year. In the Low Voltage Products division, revenues grew 16 percent (16 percent in local currencies) as most businesses recorded higher revenues, and due to the impact of including Thomas & Betts for the full year in 2013. Revenues in the Process Automation division were 4 percent higher (5 percent in local currencies) in 2013, supported by the execution of orders from the 2012 order backlog, especially in the marine, mining, and oil and gas sectors. Revenues in the Power Products division increased 3 percent (3 percent in local currencies), as all businesses reported higher revenues, assisted by strong order execution from the 2012 order backlog. In the Power Systems division, revenues increased 7 percent (8 percent in local currencies) on execution from the 2012 order backlog, led by the Power Generation and Grid Systems businesses.

        We determine the geographic distribution of our revenues based on the location of the customer, which may be different from the ultimate destination of the products' end use. The geographic distribution of our consolidated revenues was as follows:

				% Change
($ in millions)	2014	2013	2012	2014	2013
Europe	13,674	14,385	14,073	(5)%	2%
The Americas	11,482	12,115	10,699	(5)%	13%
Asia	10,874	11,230	10,750	(3)%	4%
Middle East and Africa	3,800	4,118	3,814	(8)%	8%

Total	39,830	41,848	39,336	(5)%	6%

        In 2014, revenues declined in all regions. In Europe, revenues decreased 5 percent (3 percent in local currencies) as revenue increases in Norway, the United Kingdom, France, Switzerland and Spain were more than offset by revenue declines in Germany, Italy, Sweden, Finland, Russia and the Netherlands. Revenues from the Americas declined 5 percent (2 percent in local currencies). Revenues were steady in the U.S. and included the impacts of including Power-One for a full year in 2014 while revenues declined in Canada and Brazil. Revenues from Asia decreased 3 percent (1 percent in local currencies) as revenues were flat in China while decreases were realized in India, South Korea and Australia. Revenues in MEA declined 8 percent (6 percent in local currencies) as a result of lower revenues in Saudi Arabia and South Africa in the power divisions while revenues increased in the United Arab Emirates.

        In 2013, revenues in Europe increased 2 percent (flat in local currencies) with higher revenues in all divisions except Power Systems. Revenue increases in Sweden, Norway, the United Kingdom, Finland, France and the Netherlands more than offset revenue declines in Germany, Italy, Switzerland and Spain. Revenues from the Americas increased 13 percent (15 percent in local currencies) with higher revenues in all five divisions, and from the impact of including Thomas & Betts for the full year in 2013. Revenues increased at a double-digit rate in the U.S., Canada and Brazil, the main markets in this region. Revenues from Asia increased 4 percent (6 percent in local currencies) with stable or higher revenues in all divisions except Power Products. The revenue increase in Asia was due to higher revenues from the Low Voltage Products division, as well as the successful execution, in the Process Automation division, of marine orders for the oil and gas sector in China and South Korea. In India revenues grew moderately. Revenues in MEA grew by 8 percent (11 percent in local currencies) primarily from increases in the Power Products division, while revenues from the oil and gas sector declined. Saudi Arabia, South Africa and Iraq recorded significant revenue increases.

Cost of sales

        Cost of sales consists primarily of labor, raw materials and component costs but also includes indirect production costs, expenses for warranties, contract and project charges, as well as order-related development expenses incurred in connection with projects for which corresponding revenues have been recognized.

        In 2014, cost of sales decreased 4 percent (1 percent in local currencies) to $28,615 million. As a percentage of revenues, cost of sales increased from 71.3 percent in 2013 to 71.8 percent in 2014. Cost of sales as a percentage of revenues decreased in most divisions as benefits from cost savings more than offset the impacts from price pressures in certain markets. However, the consolidated cost of sales as a percentage of revenues was higher due to high project-related costs in the Power Systems division and the dilutive impact on margins from the Power-One acquisition in the Discrete Automation and Motion division.

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

Selling, general and administrative expenses

        The components of selling, general and administrative expenses were as follows:

($ in millions)	2014	2013	2012
Selling expenses	4,054	4,071	3,862
Selling expenses as a percentage of orders received	9.8%	10.5%	9.6%
General and administrative expenses	2,013	2,023	1,894
General and administrative expenses as a percentage of revenues	5.1%	4.8%	4.8%

Total selling, general and administrative expenses	6,067	6,094	5,756

Total selling, general and administrative expenses as a percentage of revenues	15.2%	14.6%	14.6%
Total selling, general and administrative expenses as a percentage of the average of orders received and revenues	14.9%	15.1%	14.5%

        In 2014, general and administrative expenses remained stable compared to 2013 (increased 2 percent in local currencies). As a percentage of revenues, general and administrative expenses increased from 4.8 percent to 5.1 percent mainly due to the impact of lower revenues.

        In 2013, general and administrative expenses increased 7 percent (7 percent in local currencies) driven partly by the incremental costs of newly-acquired companies and investment in information technology infrastructure. However, general and administrative expenses as a percentage of revenues, remained unchanged.

        In 2014, selling expenses remained stable compared to 2013 (increased 2 percent in local currencies). Selling expenses as a percentage of orders received decreased from 10.5 percent to 9.8 percent mainly due to the impact of higher orders received.

        In 2013, selling expenses increased 5 percent (5 percent in local currencies) mainly due to the increase in the number of sales-related employees added in certain key markets.

        In 2014, selling, general and administrative expenses remained stable compared to 2013 (increased 2 percent in local currencies) and as a percentage of the average of orders and revenues, selling, general and administrative expenses decreased from 15.1 percent to 14.9 percent as the impact of lower revenues was more than offset by the impact of higher orders.

        In 2013, selling, general and administrative expenses increased 6 percent (6 percent in local currencies). As a percentage of the average of orders and revenues, selling, general and administrative expenses increased 0.6 percentage-points to 15.1 percent, primarily due to the decrease in orders received and increased selling expenses (explained above).

Non-order related research and development expenses

        In 2014, non-order related research and development expenses increased 2 percent compared to 2013 (4 percent in local currencies).

        In 2013, non-order related research and development expenses remained flat (declined 1 percent in local currencies).

        Non-order related research and development expenses as a percentage of revenues increased to 3.8 percent in 2014, after decreasing to 3.5 percent in 2013 from 3.7 percent in 2012.

Other income (expense), net

($ in millions)	2014	2013	2012
Restructuring and restructuring-related expenses(1)	(37)	(45)	(54)
Net gain from sale of property, plant and equipment	17	18	26
Asset impairments	(34)	(29)	(111)
Net gain (loss) from sale of businesses	543	(16)	(2)
Income from equity-accounted companies and other income (expense)	40	31	41

Total	529	(41)	(100)

(1)
Excluding asset impairments

        "Other income (expense), net" primarily includes certain restructuring and restructuring-related expenses, gains and losses from sale of businesses and sale of property, plant and equipment, recognized asset impairments, as well as our share of income or loss from equity-accounted companies. "Other income (expense), net" was an income of $529 million in 2014, compared with an expense of $41 million in 2013, mostly due to the impact of the net gains recorded in 2014 from the sale of HVAC, Power Solutions, Steel Structures and Full Service businesses.

        In 2013, "Other income (expense), net" decreased to an expense of $41 million from $100 million in 2012, mostly due to the impact in 2012 of $87 million of impairments recognized for certain equity-method investments.

Income from operations

				% Change(1)
($ in millions)	2014	2013	2012	2014	2013
Discrete Automation and Motion	1,422	1,458	1,469	(2)%	(1)%
Low Voltage Products	1,475	1,092	856	35%	28%
Process Automation	1,003	990	912	1%	9%
Power Products	1,204	1,331	1,328	(10)%	—
Power Systems	(360)	171	7	n.a.	n.a.

Operating divisions	4,744	5,042	4,572	(6)%	10%
Corporate and Other	(569)	(650)	(524)	n.a.	n.a.
Intersegment elimination	3	(5)	10	n.a.	n.a.

Total	4,178	4,387	4,058	(5)%	8%

(1)
Certain percentages are stated as n.a. as the computed change would not be meaningful.

        In 2014 and 2013, changes in income from operations were a result of the factors discussed above and in the divisional analysis below.

Net interest and other finance expense

        Net interest and other finance expense consists of "Interest and dividend income" offset by "Interest and other finance expense".

        "Interest and other finance expense" includes interest expense on our debt, the amortization of upfront transaction costs associated with long-term debt and committed credit facilities, commitment fees on credit facilities, foreign exchange gains and losses on financial items and gains and losses on marketable securities.

($ in millions)	2014	2013	2012
Interest and dividend income	80	69	73
Interest and other finance expense	(362)	(390)	(293)

Net interest and other finance expense	(282)	(321)	(220)

        In 2014, "Interest and other finance expense" decreased compared to 2013, mainly resulting from (i) the maturity of a bond in June 2013 and (ii) the reduction in interest expense resulting from an additional interest rate swap entered into during 2014 — see "Note 12 Debt" to our Consolidated Financial Statements.

        In 2013, "Interest and other finance expense" increased compared to 2012, mainly resulting from (i) the increase in interest expense, as bonds issued in 2012 were outstanding for a full year in 2013, and (ii) interest expense in 2012 included a release of provisions for expected interest due on certain income tax obligations, primarily due to the favorable resolution of a tax dispute — see "Note 16 Taxes" to our Consolidated Financial Statements.

Provision for taxes

($ in millions)	2014	2013	2012
Income from continuing operations before taxes	3,896	4,066	3,838
Provision for taxes	(1,202)	(1,122)	(1,030)
Effective tax rate for the year	30.9%	27.6%	26.8%

        In 2014, the tax rate of 30.9% included the effects of taxes on net gains on sale of businesses. Included in the provision for taxes of $1,202 million were taxes of $279 million relating to $543 million of gains on sale of businesses. These divestment transactions increased the effective tax rate as gains were realized primarily in higher-tax jurisdictions and the goodwill allocated to the divested businesses was not deductible for tax purposes. Excluding the effects of these divestment transactions, the effective tax rate for 2014 would have been 27.5%.

        The provision for taxes in 2014 included a net increase of valuation allowance on deferred taxes of $52 million, as we determined it was not more likely than not that such deferred tax assets would be realized. This amount included an expense of $31 million related to certain of our operations in South America.

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

        The provision for taxes in 2014, 2013 and 2012, also included tax credits, arising in foreign jurisdictions, for which the technical merits did not allow a benefit to be taken.

Income from continuing operations, net of tax

        As a result of the factors discussed above, income from continuing operations, net of tax, decreased $250 million to $2,694 million in 2014 compared to 2013, and increased $136 million to $2,944 million in 2013 compared to 2012.

Income (loss) from discontinued operations, net of tax

        The loss (net of tax) from discontinued operations for 2013 related primarily to provisions for certain environmental obligations. The income from discontinued operations, net of tax, for 2014 and 2012 was not significant.

Net income attributable to ABB

        As a result of the factors discussed above, net income attributable to ABB decreased $193 million to $2,594 million in 2014 compared to 2013, and increased $83 million to $2,787 million in 2013 compared to 2012.

Earnings per share attributable to ABB shareholders

(in $)	2014	2013	2012
Income from continuing operations, net of tax:
Basic	1.12	1.23	1.18
Diluted	1.12	1.23	1.18
Net income attributable to ABB:
Basic	1.13	1.21	1.18
Diluted	1.13	1.21	1.18

        Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the year. Diluted earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the year, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise: outstanding written call options and outstanding options and shares granted subject to certain conditions under our share-based payment arrangements. See "Note 20 Earnings per share" to our Consolidated Financial Statements.

Divisional analysis

Discrete Automation and Motion

        The financial results of our Discrete Automation and Motion division were as follows:

				% Change
($ in millions)	2014	2013	2012	2014	2013
Orders	10,559	9,771	9,625	8%	2%
Order backlog at December 31,	4,385	4,351	4,426	1%	(2)%
Revenues	10,142	9,915	9,405	2%	5%
Income from operations	1,422	1,458	1,469	(2)%	(1)%
Operational EBITDA	1,760	1,783	1,735	(1)%	3%

Orders

        Orders in 2014 increased 8 percent (10 percent in local currencies) as orders were higher in all businesses. Order increases in the Power Conversion business were driven by strong rail orders and the inclusion of Power-One for a full year in 2014 compared to 5 months in 2013. Orders grew in the Robotics business as demand increased from general industry while large order demand from the automotive sector was lower. Orders in the Drives and Controls and the Motors and Generators businesses increased due to higher service orders as well as the receipt of large marine orders in 2014.

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

        The geographic distribution of orders for our Discrete Automation and Motion division was as follows:

(in %)	2014	2013	2012
Europe	39	38	37
The Americas	32	32	34
Asia	26	27	26
Middle East and Africa	3	3	3

Total	100	100	100

        In 2014, the geographical split of orders was consistent with 2013. Larger rail orders in the Power Conversion business from Sweden and Switzerland compensated for other market weakness in Europe. The Americas maintained their share of global orders as orders received in the U.S. increased due to the inclusion of the solar business of Power-One for a full year while the rest of the Americas was steady. The share of orders from Asia was supported by growth in China offsetting the impacts of order declines in India.

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

Order backlog

        Order backlog in 2014 increased 1 percent (9 percent in local currencies) assisted by the receipt of large rail orders in Sweden and Switzerland which will primarily be delivered after 2015.

        Order backlog in 2013 was 2 percent lower (1 percent in local currencies) compared to 2012, as both an increase in order backlog in Robotics and the increase in order backlog from acquiring Power-One were more than offset by a decrease in order backlog in the Drives and Controls, and Motors and Generators businesses.

Revenues

        In 2014, revenues grew 2 percent (4 percent in local currencies) due to the impact of including Power-One for a full year in 2014 and growth in the Robotics business. Revenues were also supported by a 9 percent increase in service revenues (12 percent in local currencies). Revenues in the Drives and Controls, and Motors and Generators businesses declined due to a weak opening order backlog for mid- and large-sized medium voltage drives and high voltage motors.

        In 2013, revenues increased 5 percent (5 percent in local currencies) due to the impact of including Power-One as well as growth in the Robotics and Drives and Controls businesses. However, revenue decreases in the Motors and Generators business lowered the overall growth rate of the division.

        The geographic distribution of revenues for our Discrete Automation and Motion division was as follows:

(in %)	2014	2013	2012
Europe	37	39	37
The Americas	33	32	33
Asia	27	26	27
Middle East and Africa	3	3	3

Total	100	100	100

        In 2014, the share of revenues from Europe declined due to lower revenues in the Drives and Controls, and Motors and Generators businesses. The Americas' share of revenues increased and was supported by the inclusion of Power-One for a full year in 2014. Revenues in Asia were supported by high automotive revenues in Robotics in China.

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

Income from operations

        In 2014, income from operations was lower than 2013, despite higher revenues, due to price pressures affecting gross margin and higher depreciation costs. Lower revenues in the Drives and Controls, and Motors and Generators businesses also led to reduced income from operations. Robotics had a higher contribution to income from operations due to increased revenues and improved gross margins while margins were lower in the Power Conversion business due to the dilutive effects of Power-One.

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

Operational EBITDA

        The reconciliation of income from operations to Operational EBITDA for the Discrete Automation and Motion division was as follows:

($ in millions)	2014	2013	2012
Income from operations	1,422	1,458	1,469
Depreciation and amortization	309	285	263
Restructuring and restructuring-related expenses	25	19	(4)
Gains and losses on sale of businesses, acquisition-related expenses and certain non-operational items	—	33	8
FX/commodity timing differences in income from operations	4	(12)	(1)

Operational EBITDA	1,760	1,783	1,735

        In 2014, Operational EBITDA declined 1 percent compared to 2013, primarily due to the reasons described under "Income from operations", excluding the explanations related to the reconciling items in the table above.

        In 2013, Operational EBITDA increased 3 percent compared to 2012, primarily due to the reasons described under "Income from operations", excluding the explanations related to the reconciling items in the table above.

Fiscal year 2015 outlook

        The speed and direction of global economic development is currently uncertain. There continue to be some positive indicators in the U.S., and China is expected to continue to grow. Many economies in Europe, however, are expected to remain weak. Despite this mixed outlook, we expect customers to continue to invest in safe, efficient and flexible automation, and in sustainable transport and infrastructure, which will support the performance of the Discrete Automation and Motion division in 2015.

Low Voltage Products

        The financial results of our Low Voltage Products division were as follows:

				% Change
($ in millions)	2014	2013	2012	2014	2013
Orders	7,550	7,696	6,720	(2)%	15%
Order backlog at December 31,	891	1,057	1,117	(16)%	(5)%
Revenues	7,532	7,729	6,638	(3)%	16%
Income from operations	1,475	1,092	856	35%	28%
Operational EBITDA	1,429	1,468	1,219	(3)%	20%

Orders

        In 2014, orders decreased 2 percent (flat in local currencies) as order growth in most businesses was offset by the impact of the divestments of HVAC and Steel Structures. Order growth was highest in the Wiring Accessories business and orders also grew in the Breakers and Switches, Enclosures, and Control Products businesses while orders in the Low Voltage Systems business were steady. Product businesses grew despite a challenging macroeconomic environment in Europe, lower investments in the construction market in China and political instability in certain Eastern European countries.

        Orders increased 15 percent (14 percent in local currencies) in 2013, driven primarily by the impact of including Thomas & Betts for the full year in 2013. In addition, orders grew moderately in most product businesses, while in the systems business orders decreased.

        The geographic distribution of orders for our Low Voltage Products division was as follows:

(in %)	2014	2013	2012
Europe	39	39	43
The Americas	30	32	26
Asia	24	22	24
Middle East and Africa	7	7	7

Total	100	100	100

        In 2014, the share of orders from the Americas decreased primarily due to the impact of the divestments in the year, which were mainly based in the U.S. and Canada. The share of orders in Asia increased, partially driven by systems orders in China.

        In 2013, the share of orders from the Americas increased and the share of orders from both Europe and Asia decreased, due primarily to the impact of including Thomas & Betts for the full year in 2013, which operates primarily in the U.S. and Canada.

Order backlog

        In 2014, order backlog decreased 16 percent (9 percent in local currencies), driven mainly by the impacts of business divestments in the year.

        In 2013, order backlog decreased 5 percent (4 percent in local currencies), driven mainly by certain product businesses.

Revenues

        In 2014, revenues decreased 3 percent (flat in local currencies) as steady to higher revenues in most businesses were offset by the impacts of divested businesses. Revenues grew slightly in the Breakers and Switches and Low Voltage Systems businesses while revenues were flat in the Enclosures and Control Products businesses.

        In 2013, revenues increased 16 percent (16 percent in local currencies) primarily due to the impact of including Thomas & Betts for the full year in 2013. In addition, revenues grew in our product businesses, while revenues were lower in the systems business.

        The geographic distribution of revenues for our Low Voltage Products division was as follows:

(in %)	2014	2013	2012
Europe	40	39	43
The Americas	30	33	26
Asia	23	22	24
Middle East and Africa	7	6	7

Total	100	100	100

        In 2014, the share of revenues from the Americas decreased primarily due to the impact of divestments in the year. The share of revenues from Asia and MEA increased slightly, partially attributable to increased systems revenues in China and Saudi Arabia respectively.

        In 2013, the share of revenues from the Americas increased and the share of revenues from both Europe and Asia decreased, due primarily to the impact of including Thomas & Betts for the full year in 2013.

Income from operations

        In 2014, income from operations increased 35 percent, primarily due to gains from the sales of businesses divested in the year. Depreciation and amortization of $301 million was lower than 2013, due to the impacts of business divestments in 2014. However, income from operations was impacted by a negative product mix.

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

Operational EBITDA

        The reconciliation of income from operations to Operational EBITDA for the Low Voltage Products division was as follows:

($ in millions)	2014	2013	2012
Income from operations	1,475	1,092	856
Depreciation and amortization	301	323	250
Restructuring and restructuring-related expenses	45	31	23
Gains and losses on sale of businesses, acquisition-related expenses and certain non-operational items	(407)	16	106
FX/commodity timing differences in income from operations	15	6	(16)

Operational EBITDA	1,429	1,468	1,219

        In 2014, Operational EBITDA decreased 3 percent compared to 2013, primarily due to the reasons described under "Income from operations", excluding the explanations related to the reconciling items in the table above.

        In 2013, Operational EBITDA increased 20 percent compared to 2012, primarily due to the reasons described under "Income from operations", excluding the explanations related to the reconciling items in the table above.

Fiscal year 2015 outlook

        The global demand outlook for 2015 in our key industry and transport and infrastructure markets varies by region and sector. There are some positive indicators in North America and slow growth in Europe is expected to remain. Economic growth in China is forecasted to continue. Customer spending to improve industrial and building efficiency is expected to support the business in 2015, along with further investments in electrical marine propulsion and rail transport.

Process Automation

        The financial results of our Process Automation division were as follows:

				% Change
($ in millions)	2014	2013	2012	2014	2013
Orders	8,577	8,000	8,704	7%	(8)%
Order backlog at December 31,	5,661	5,772	6,416	(2)%	(10)%
Revenues	7,948	8,497	8,156	(6)%	4%
Income from operations	1,003	990	912	1%	9%
Operational EBITDA	1,029	1,096	1,003	(6)%	9%

Orders

        Orders in 2014 increased 7 percent (10 percent in local currencies), mainly due to high demand from the marine sector, especially for LNG vessels. Orders in the oil and gas businesses also increased while orders in the mining businesses remained at low levels as most mining customers delayed or postponed capital investments. Orders in the metals businesses also remained at low levels due to overcapacity issues affecting our customers. Other customers such as steel companies are focusing their spending on operating expenses and not on capital investment due to profitability pressures affecting their industry. The paper industry in North America, South America and parts of Asia, however, has improved and has started to increase its level of capital investment.

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

        The geographic distribution of orders for our Process Automation division was as follows:

(in %)	2014	2013	2012
Europe	33	37	37
The Americas	23	23	25
Asia	35	31	27
Middle East and Africa	9	9	11

Total	100	100	100

        In 2014, the share of orders from Asia increased primarily due to the impacts of large orders received in South Korea from the LNG marine sector and strong order growth in China. Orders grew in MEA, allowing it to maintain its share of orders, and included the impact of the award of a gas treatment plant contract in Tunisia. The share of orders from the Americas remained steady. Growth in Brazil was offset by the effects of lower mining investments in Chile while North America grew slightly. Orders decreased in Europe which resulted in a reduction in the share of orders from Europe compared to 2013. Marine orders in Finland were offset by lower order intake in Germany and Southern Europe.

        In 2013, the share of orders from Asia grew while declining in the Americas and MEA. In Asia, the increase was primarily from China, where higher orders were mainly driven by the marine sector while the mining sector remained weak. South Korea also remained strong in the marine sector. In Europe, the offshore oil and gas market in the North Sea continued to see capital investments based on high oil prices and improving reservoir assessment technology. The European shipbuilding sector also saw renewed activity, although economic constraints such as overcapacity and the lack of financing have affected this sector. Overall, Europe, with the same share of orders as in 2012, had a moderate decrease in orders, although still at high levels. Orders in the Americas were impacted by a reduction in investments made by the mining sector, while the MEA region decreased primarily due to a reduction in large orders received from the oil and gas sector.

Order backlog

        Order backlog at December 31, 2014, was 2 percent lower compared to 2013. In local currencies, order backlog was 9 percent higher, reflecting the higher order intake during the year, especially large orders.

        Order backlog at December 31, 2013, was 10 percent lower (8 percent in local currencies) than in 2012, reflecting the impact of a reduction in order intake during the year.

Revenues

        In 2014, revenues were down 6 percent (4 percent in local currencies) reflecting the impacts of lower order intake in the previous year. Revenue decreases were more significant in the systems businesses, especially in mining systems, due to the weak opening order backlog while revenues in the oil and gas businesses increased. Product revenues were flat. Revenues in the Measurement Products business grew slightly but were offset by a decline in revenues in the Control Technologies business. Product revenues in the Turbocharging business increased slightly compared to the low levels last year. Revenues were also impacted by the exit in 2013 from a large service contract.

        Although orders decreased in 2013, revenues were 4 percent higher than 2012 (5 percent in local currencies) as we executed on projects in the order backlog from 2012. Revenue growth resulted primarily from the systems businesses, particularly in the marine and mining sectors. Revenues in our product businesses grew moderately, particularly in Measurement Products and Control Technologies. Lifecycle services also showed modest growth.

        The geographic distribution of revenues for our Process Automation division was as follows:

(in %)	2014	2013	2012
Europe	35	36	37
The Americas	23	24	23
Asia	33	32	30
Middle East and Africa	9	8	10

Total	100	100	100

        The regional distribution of revenues in 2014 did not change significantly compared to 2013. Revenue share declines were realized in Europe and the Americas, while Asia and MEA increased. In Europe, revenues declined as result of an exit in 2013 from a large service contract in Finland and lower revenues in Sweden. In the Americas, lower opening order backlog in the mining business led to lower revenues in Chile and Peru, which more than offset growth in the U.S. The revenue share from Asia increased slightly while the revenue increase in MEA was mainly from Algeria and the United Arab Emirates.

        In 2013, revenues grew across most regions. The share of revenues from Asia increased as revenues grew in South Korea and China with high demand from the marine sector, while in Australia revenues grew in the oil and gas and mining sectors. The share of revenues from the Americas also increased as revenues grew primarily in South America, driven by the mining sector in Chile and Peru while revenue levels in North America were maintained. Although the share of revenues from Europe decreased, revenues from Europe increased, mainly from higher revenues in the oil and gas sector in Northern Europe, while the rest of Europe was slightly lower. The share of revenues from MEA was lower primarily due to the timing of large projects in Africa.

Income from operations

        In 2014, income from operations increased compared to 2013, mainly due to the gain on sale of the Full Service business partially offset by the impact of lower revenues.

        In 2013, income from operations increased primarily due to higher revenues, as well as a favorable product mix resulting from stronger growth rates in our higher-margin businesses. Improved project execution in the systems businesses and strict cost control also contributed to the increase.

Operational EBITDA

        The reconciliation of income from operations to Operational EBITDA for the Process Automation division was as follows:

($ in millions)	2014	2013	2012
Income from operations	1,003	990	912
Depreciation and amortization	88	87	82
Restructuring and restructuring-related expenses	43	31	28
Gains and losses on sale of businesses, acquisition-related expenses and certain non-operational items	(113)	(6)	2
FX/commodity timing differences in income from operations	8	(6)	(21)

Operational EBITDA	1,029	1,096	1,003

        In 2014, Operational EBITDA decreased 6 percent compared to 2013, primarily due to the reasons described under "Income from operations", excluding the explanations related to the reconciling items in the table above.

        In 2013, Operational EBITDA increased 9 percent compared to 2012, primarily due to the reasons described under "Income from operations", excluding the explanations related to the reconciling items in the table above.

Fiscal year 2015 outlook

        The outlook for 2015 is mixed and varies by industry. While the oil and gas sector has recently been a key growth driver, the decrease in oil prices is expected to lead to lower and/or delayed capital expenditures by our upstream oil and gas customers. However, mid- and downstream activities such as refining, chemicals and petrochemicals may see increased investment. The marine market is expected to continue to be strong, while demand from the mining segment is forecast to remain at low levels. The metals industry still suffers from overcapacity, while the pulp and paper industry is expected to grow moderately, especially in the emerging markets.

Power Products

        The financial results of our Power Products division were as follows:

				% Change
($ in millions)	2014	2013	2012	2014	2013
Orders	10,764	10,459	11,040	3%	(5)%
Order backlog at December 31,	7,791	7,946	8,493	(2)%	(6)%
Revenues	10,333	11,032	10,717	(6)%	3%
Income from operations	1,204	1,331	1,328	(10)%	—
Operational EBITDA	1,519	1,637	1,585	(7)%	3%

Orders

        In 2014, orders increased 3 percent (5 percent in local currencies), supported by the industry sector and continued selective investments in large transmission projects.

        In 2013, orders decreased 5 percent (5 percent in local currencies), as a result of a challenging market environment and restrained investment by power utilities. Although demand in the industrial and distribution sectors continued to offer opportunities, order intake was affected by lower demand in the power transmission sector.

        The geographic distribution of orders for our Power Products division was as follows:

(in %)	2014	2013	2012
Europe	28	31	33
The Americas	29	28	27
Asia	29	29	29
Middle East and Africa	14	12	11

Total	100	100	100

        In 2014, the share of orders from the Americas increased, mainly driven by the transmission sector. The continued development of power infrastructure investments led to a higher share of orders in MEA. Asia maintained its share of total orders with India showing growth and China remaining stable. Europe's share of orders declined, reflecting the difficult market conditions throughout the year.

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

Order backlog

        In 2014, order backlog decreased 2 percent (increased 6 percent in local currencies) compared to 2013. In local currencies, the order backlog increased in all businesses resulting from higher orders during the year.

        In 2013, order backlog decreased 6 percent (5 percent in local currencies) compared to 2012. This resulted from lower order intake (described above) and the higher revenues executed from the 2012 backlog.

Revenues

        In 2014, revenues in the Power Products division decreased 6 percent (4 percent in local currencies), mainly reflecting the impact of the lower opening order backlog. Service revenues continued to grow and represented a higher share of the total division revenues compared to 2013.

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

        The geographic distribution of revenues for our Power Products division was as follows:

(in %)	2014	2013	2012
Europe	32	32	32
The Americas	26	27	27
Asia	31	30	32
Middle East and Africa	11	11	9

Total	100	100	100

        In 2014, the shares of revenues from both Europe and MEA remained unchanged, reflecting the current economic environment. The share of revenues from the Americas was lower as revenues in certain key markets decreased slightly compared to 2013. The increase in the share of revenues from Asia was primarily driven by revenue increases in India.

        In 2013, the shares of revenues from both the Americas and Europe remained unchanged, reflecting the current economic environment. The share of revenues from Asia fell as revenues in certain key markets decreased slightly compared to 2012. The increase in the share of revenues from MEA was primarily driven by revenue increases in Saudi Arabia.

Income from operations

        In 2014, income from operations was lower compared to 2013 primarily reflecting lower revenues, higher charges relating to FX/commodity timing differences and higher selling expenses resulting from investments made in the sales function.

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

Operational EBITDA

        The reconciliation of income from operations to Operational EBITDA for the Power Products division was as follows:

($ in millions)	2014	2013	2012
Income from operations	1,204	1,331	1,328
Depreciation and amortization	217	223	209
Restructuring and restructuring-related expenses	51	66	65
Gains and losses on sale of businesses, acquisition-related expenses and certain non-operational items	16	19	1
FX/commodity timing differences in income from operations	31	(2)	(18)

Operational EBITDA	1,519	1,637	1,585

        In 2014, Operational EBITDA decreased 7 percent compared to 2013, primarily due to the reasons described under "Income from operations", excluding the explanations related to the reconciling items in the table above.

        In 2013, Operational EBITDA increased 3 percent compared to 2012, primarily due to the reasons described under "Income from operations", excluding the explanations related to the reconciling items in the table above.

Fiscal year 2015 outlook

        Utility investments continue to be restrained based on the overall macroeconomic environment. The power transmission sector is still seeing selective project investments, driven by new infrastructure demand in emerging markets and the need for grid upgrades, improved power reliability and environmental concerns in the mature markets. Power distribution demand is expected to be stable. Investments by industrial customers vary across geographies and sectors and remain largely focused on sectors such as heavy industries. The overall market remains competitive.

Power Systems

        The financial results of our Power Systems division were as follows:

				% Change
($ in millions)	2014	2013	2012	2014	2013
Orders	6,871	5,949	7,973	15%	(25)%
Order backlog at December 31,	8,246	9,435	12,107	(13)%	(22)%
Revenues	7,020	8,375	7,852	(16)%	7%
Income from operations	(360)	171	7	n.a.	n.a.
Operational EBITDA	5	419	290	(99)%	44%

Orders

        In 2014, orders increased 15 percent (20 percent in local currencies) compared with 2013, mainly due to a higher level of large orders in the Grid Systems business following the $800 million award in the United Kingdom for a HVDC subsea power connection in northern Scotland and a $400 million HVDC project in Canada to provide the first electricity link between the island of Newfoundland and the North American power grid. In addition, large orders in 2014 included a $110 million substation order in Saudi Arabia which will support grid interconnection and boost electricity transmission capacity. Initiatives to drive base order growth, combined with early signs of stabilization in the utility sector, contributed to modest growth in base orders. The overall market remains highly competitive, especially in certain higher-growth regions such as the Middle East. The Power Systems division continues to be selective, focusing on higher-margin projects and those with higher pull-through of other ABB products.

        Order intake in 2013 was 25 percent lower (25 percent in local currencies), as customers postponed investments and delayed the award of large orders. In addition, we increased our project selectivity and focused on higher-margin business as part of the division's strategic repositioning. Power infrastructure spending was restrained due to economic uncertainties in most regions, while transmission utilities continued to invest selectively, focusing on additional capacity in emerging markets while mature markets focused mainly on grid upgrades. Large orders in 2013 included a $110 million order for a HVDC converter station to facilitate the connection of the Lithuanian and Polish power grids, an $80 million order to power Canada's largest solar photovoltaic plant, and substation orders of $160 million in Kuwait to help strengthen the country's power grid and support its growing infrastructure. Price pressure, resulting from ongoing macroeconomic weakness in certain key geographical markets, also negatively impacted our order levels in 2013.

        The geographic distribution of orders for our Power Systems division was as follows:

(in %)	2014	2013	2012
Europe	42	35	30
The Americas	25	25	31
Asia	17	17	18
Middle East and Africa	16	23	21

Total	100	100	100

        In the Power Systems division, the change in the geographic share of orders often reflects changes in the geographical locations of large orders. In 2014, the share of orders from Europe increased due to the award of the HVDC project in Scotland. The share of orders in the Americas and Asia remained stable with growth in both large and base orders. Orders from MEA decreased, mainly due to the timing of large order awards, resulting in a reduction of order share relative to the other regions.

        In 2013, orders declined across all regions compared to 2012. The order decrease in the Americas mainly resulted from the strong level of large orders in 2012. Regionally, the percentage of our orders from Europe was the highest, although both large and base orders were lower than in the previous year.

Order backlog

        Order backlog at December 31, 2014, was $8,246 million, a decrease of 13 percent (4 percent in local currencies) compared with 2013. Although order backlog was supported by the large orders received in 2014, order backlog decreased in 2014 as the division continued to run off the remaining orders in businesses affected by the repositioning of the Power Systems division announced in 2012 and the businesses affected by the exiting of the solar EPC business announced in 2014.

        Order backlog at December 31, 2013, was $9,435 million, a decrease of 22 percent (21 percent in local currencies) compared with 2012. Order backlog was impacted significantly by the lower level of large orders received in 2013, particularly the lack of very large project orders which typically have execution times stretching over several years.

Revenues

        Revenues in 2014 decreased 16 percent (13 percent in local currencies), due mainly to the effects of weak order intake in 2013 and the resulting lower opening order backlog at the beginning of 2014. Revenues decreased in all businesses compared to 2013. In addition, revenues in 2014 were negatively impacted by execution delays in selected projects.

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

        The geographic distribution of revenues for our Power Systems division was as follows:

(in %)	2014	2013	2012
Europe	38	36	40
The Americas	23	23	19
Asia	19	20	19
Middle East and Africa	20	21	22

Total	100	100	100

        The regional distribution of revenues reflects the geographical end-user markets of the projects we are executing, and consequently varies over time. In 2014, revenues decreased in all regions compared to 2013. Europe remained our largest region in terms of revenues, followed again by the Americas. The largest revenue decrease was recorded in MEA, and partly related to lower revenues in Iraq and Saudi Arabia compared to 2013, following a lower opening order backlog.

        In 2013, Europe was the largest region in terms of revenues, despite a decrease in share of revenues compared to previous year. The higher share of revenues from the Americas was due primarily to execution in 2013 of projects from the 2012 order backlog in the U.S. and Brazil.

Income from operations

        In 2014, the Power Systems division realized a loss from operations of $360 million compared to an income from operations of $171 million in 2013, due primarily to lower revenues and project-related charges, mainly for offshore wind projects and solar EPC contracts. Income from operations also included a $115 million negative impact related to FX/commodity timing differences compared with a $40 million positive impact in 2013. Restructuring-related expenses in 2014 of $63 million were lower than the $101 million in 2013, and included charges to adjust the size and cost structure of certain operations in response to lower order backlog and an increased focus on white collar productivity. Cost savings from supply chain management and operational excellence activities helped mitigate higher research and development spending, and the impact of low margin projects executed from the order backlog.

        In 2013, income from operations increased to $171 million, from $7 million in 2012, due partly to the impacts on 2012 from the repositioning of the Power Systems division. Income from operations in 2013 was also negatively impacted by operational charges in the fourth quarter of approximately $260 million, a significant portion of which related to certain offshore wind projects, where severe winter storms in the North Sea caused time delays and increased costs. The remaining operational charges in the fourth quarter related to project cost increases in certain projects in other businesses. Restructuring-related expenses in 2013 of $101 million were higher than the $52 million in 2012, and included charges to adjust the size of certain operations in response to lower order intake. However, income from operations benefitted from the contribution of higher revenues and lower research and development spending. Additionally, cost savings from supply chain management and operational excellence activities helped mitigate the impact of price pressures in projects executed from the order backlog.

Operational EBITDA

        The reconciliation of income from operations to Operational EBITDA for the Power Systems division was as follows:

($ in millions)	2014	2013	2012
Income from operations	(360)	171	7
Depreciation and amortization	175	183	174
Restructuring and restructuring-related expenses	63	101	52
Gains and losses on sale of businesses, acquisition-related expenses and certain non-operational items	12	4	70
FX/commodity timing differences in income from operations	115	(40)	(13)

Operational EBITDA	5	419	290

        In 2014, Operational EBITDA decreased compared to 2013, primarily due to the reasons described under "Income from operations", excluding the explanations related to the reconciling items in the table above.

        In 2013, Operational EBITDA increased 44 percent compared to 2012, primarily due to the reasons described under "Income from operations", excluding the explanations related to the reconciling items in the table above.

Fiscal year 2015 outlook

        Utilities are expected to continue to make selective investments in, for example, power infrastructure to add capacity in emerging markets, and upgrading aging infrastructure in mature markets. Integrating renewable energy sources into existing grids, improving overall grid efficiency and the development of more reliable, flexible and smarter grids will also support the business. The timing of these investments can vary significantly by region and customer and depends on both short-term macroeconomic conditions, long-term demand forecasts, and regulatory and policy developments, among other factors.

Corporate and Other

        Income from operations for Corporate and Other was as follows:

($ in millions)	2014	2013	2012
Corporate headquarters and stewardship	(369)	(372)	(341)
Corporate research and development	(174)	(187)	(192)
Corporate real estate	44	49	50
Other	(70)	(140)	(41)

Total Corporate and Other	(569)	(650)	(524)

        In 2014, Corporate headquarters and stewardship costs were at the same level as the previous year. In 2013, Corporate headquarters and stewardship costs increased by $31 million, primarily due to increases in personnel expenses and additional investments in information systems infrastructure.

        In 2014, Corporate research and development costs totaled $174 million, lower than in 2013. In 2013, Corporate research and development costs totaled $187 million, marginally lower than the costs reported in 2012.

        Corporate real estate primarily includes the income from property rentals and gains from the sale of real estate properties. In 2014, 2013 and 2012, income from operations in Corporate real estate includes gains of $17 million, $23 million and $26 million, respectively, from the sales of real estate property in various countries.

        "Other" consists of operational costs of our Global Treasury Operations, operating income or loss in non-core businesses and certain other charges such as costs and penalties associated with legal cases, environmental expenses and impairment charges related to investments. In 2014, "Other" declined primarily due to lower charges in connection with legal compliance cases and lower environmental expenses. In 2013, "Other" included primarily certain legal compliance cases, certain environmental expenses, acquisition-related expenses, the loss on sale of a non-core business and the impairment of certain investments. In 2012, "Other" primarily included the release of a compliance-related provision, partially offset by a provision for certain pension claims in the U.S. and charges from the impairments of our investments in the shares of a public company.

Restructuring

Cost savings initiative

        In 2014, 2013 and 2012, we executed cost saving measures to sustainably reduce our costs and protect our profitability. Costs associated with these measures amounted to $235 million, $252 million and $180 million in 2014, 2013 and 2012, respectively. Estimated cost savings initiatives amounted to around $1.1 billion in 2014, $1.2 billion in 2013 and $1.1 billion in 2012. These savings were achieved by optimizing global sourcing (excluding changes in commodity prices), through reductions to general and administrative expenses, as well as adjustments to our global manufacturing and engineering footprint.

LIQUIDITY AND CAPITAL RESOURCES

Principal sources of funding

        We meet our liquidity needs principally using cash from operations, proceeds from the issuance of debt instruments (bonds and commercial paper), and short-term bank borrowings.

        During 2014, 2013 and 2012, our financial position was strengthened by the positive cash flow from operating activities of $3,845 million, $3,653 million and $3,779 million, respectively.

        Our net debt is shown in the table below:

	December 31,
($ in millions)	2014	2013
Cash and equivalents	5,443	6,021
Marketable securities and short-term investments	1,325	464
Short-term debt and current maturities of long-term debt	(353)	(453)
Long-term debt	(7,338)	(7,570)

Net debt (defined as the sum of the above lines)	(923)	(1,538)

        Net debt at December 31, 2014, decreased $615 million compared to December 31, 2013, as cash flows from operating activities during 2014 of $3,845 million and proceeds from sales of businesses and equity-accounted companies (net of cash disposed and transaction costs) of $1,110 million more than offset the cash outflows for the payment of dividends ($1,973 million), purchases of property, plant and equipment and intangible assets ($1,026 million) and amounts paid to purchase treasury stock ($1,003 million). See "Financial Position", "Investing activities" and "Financing activities" for further details.

        Our Group Treasury Operations is responsible for providing a range of treasury management services to our group companies, including investing cash in excess of current business requirements. At December 31, 2014 and 2013, the proportion of our aggregate "Cash and equivalents" and "Marketable securities and short-term investments" managed by our Group Treasury Operations amounted to approximately 60 percent and 55 percent, respectively.

        Throughout 2014 and 2013, the investment strategy for cash (in excess of current business requirements) has generally been to invest in short-term time deposits with maturities of less than 3 months, supplemented at times by investments in corporate commercial paper, AAA-rated money market liquidity funds, and in some cases, government securities. During 2014, we also placed limited funds in connection with reverse repurchase agreements and invested in floating-rate notes. With ongoing credit risk concerns in the eurozone economic area, we restrict our bank exposures in the eurozone area. We continue to also restrict the counterparties with whom we are prepared to place cash and we limit our deposits with certain banks in the eurozone. We actively monitor credit risk in our investment portfolio and hedging activities. Credit risk exposures are controlled in accordance with policies approved by our senior management to identify, measure, monitor and control credit risks. We closely monitor developments in the credit markets and make appropriate changes to our investment policy as deemed necessary. The rating criteria we require for our counterparts have remained unchanged during 2014 (compared to 2013) as follows—a minimum rating of A/A2 for our banking counterparts, while the minimum required rating for investments in short-term corporate paper is A-1/P-1. In addition to rating criteria, we have specific investment parameters and approved instruments as well as restricting the types of investments we make. These parameters are closely monitored on an ongoing basis and amended as we consider necessary.

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

Debt and interest rates

        Total outstanding debt was as follows:

	December 31,
($ in millions)	2014	2013
Short-term debt and current maturities of long-term debt	353	453
Long-term debt:
Bonds	7,126	7,414
Other long-term debt	212	156

Total debt	7,691	8,023

        The decrease in short-term debt in 2014 was primarily due to repayments of borrowings in various countries partially offset by an increase in issued commercial paper ($120 million outstanding at December 31, 2014, compared to $100 million outstanding at December 31, 2013).

        Our debt has been obtained in a range of currencies and maturities and on various interest rate terms. We use derivatives to manage the interest rate exposure arising on certain of our debt obligations. For example, we use interest rate swaps to effectively convert fixed rate debt into floating rate liabilities. After considering the effects of interest rate swaps, the effective average interest rate on our floating rate long-term debt (including current maturities) of $2,318 million and our fixed rate long-term debt (including current maturities) of $5,074 million was 1.1 percent and 3.2 percent, respectively. This compares with an effective rate of 1.2 percent for floating rate long-term debt of $2,211 million and 3.1 percent for fixed-rate long-term debt of $5,389 million at December 31, 2013.

        For a discussion of our use of derivatives to modify the interest characteristics of certain of our individual bond issuances, see "Note 12 Debt" to our Consolidated Financial Statements.

Credit facility

        During 2014, we replaced our $2 billion multicurrency revolving credit facility, maturing in 2015, with a new $2 billion revolving multicurrency credit facility, maturing in 2019. In 2015 and 2016, we have the option to extend the maturity of the new facility to 2020 and 2021, respectively.

        No amount was drawn under either of the committed credit facilities at December 31, 2014 and 2013. The replacement facility is for general corporate purposes. The facility contains cross-default clauses whereby an event of default would occur if we were to default on indebtedness, as defined in the facility, at or above a specified threshold.

        The credit facility does not contain financial covenants that would restrict our ability to pay dividends or raise additional funds in the capital markets. For further details of the credit facility, see "Note 12 Debt" to our Consolidated Financial Statements.

Commercial paper

        At December 31, 2014, we had in place two commercial paper programs:

  •
  a $2 billion commercial paper program for the private placement of U.S. dollar denominated commercial paper in the United States, and

  •
  a $2 billion Euro-commercial paper program for the issuance of commercial paper in a variety of currencies (which replaced the previous $1 billion Euro-commercial paper program in February 2014).

        At December 31, 2014, $120 million was outstanding under the $2 billion program in the United States, compared to $100 million outstanding at December 31, 2013.

        No amount was outstanding under the $2 billion Euro-commercial paper program at December 31, 2014. No amounts were outstanding at December 31, 2013 either under our previous $1 billion Euro-commercial paper program or under the 5 billion Swedish krona program that was terminated in 2014.

European program for the issuance of debt

        The European program for the issuance of debt allows the issuance of up to (the equivalent of) $8 billion in certain debt instruments. The terms of the program do not obligate any third party to extend credit to us and the terms and possibility of issuing any debt under the program are determined with respect to, and as of the date of issuance of, each debt instrument. At December 31, 2014, it was more than 12 months since the program had been updated. New bonds could be issued under the program but cannot be listed without us formally updating the program. At December 31, 2014 and 2013, one bond (principal amount of EUR 1,250 million and due in 2019) having a carrying amount of $1,518 million and $1,722 million, respectively, was outstanding under this program.

Australian program for the issuance of debt

        During 2012, we set up a program for the issuance of up to AUD 1 billion (equivalent to approximately $819 million, using December 31, 2014 exchange rates) of medium-term notes and other debt instruments. The terms of the program do not obligate any third party to extend credit to us and the terms and possibility of issuing any debt under the program are determined with respect to, and as of the date of issuance of, each debt instrument. At both December 31, 2014 and 2013, one bond, having a principal amount of AUD 400 million and maturing in 2017, was outstanding under the program. The carrying amount of the bond at December 31, 2014 and 2013 was $335 million and $353 million, respectively.

Credit ratings

        Credit ratings are assessments by the rating agencies of the credit risk associated with ABB and are based on information provided by us or other sources that the rating agencies consider reliable. Higher ratings generally result in lower borrowing costs and increased access to capital markets. Our ratings are of "investment grade" which is defined as Baa3 (or above) from Moody's and BBB– (or above) from Standard & Poor's.

        At both December 31, 2014 and 2013, our long-term debt was rated A2 by Moody's and A by Standard & Poor's.

Limitations on transfers of funds

        Currency and other local regulatory limitations related to the transfer of funds exist in a number of countries where we operate, including: Algeria, Argentina, Chile, Egypt, India, Indonesia, Kazakhstan, Korea, Malaysia, Peru, Russia, South Africa, Taiwan, Thailand, Turkey and to a certain extent, China. Funds, other than regular dividends, fees or loan repayments, cannot be readily transferred offshore from these countries and are therefore deposited and used for working capital needs in those countries. In addition, there are certain countries where, for tax reasons, it is not considered optimal to transfer the cash offshore. As a consequence, these funds are not available within our Group Treasury Operations to meet short-term cash obligations outside the relevant country. The above described funds are reported as cash in our Consolidated Balance Sheets, but we do not consider these funds immediately available for the repayment of debt outside the respective countries where the cash is situated, including those described above. At December 31, 2014 and 2013, the balance of "Cash and equivalents" and "Marketable securities and other short-term investments" under such limitations (either regulatory or sub-optimal from a tax perspective) totaled approximately $1,498 million and $1,785 million, respectively.

        During 2014, we continued to direct our subsidiaries in countries with restrictions to place such cash with our core banks or investment grade banks, in order to minimize credit risk on such cash positions. We continue to closely monitor the situation to ensure bank counterparty risks are minimized.

FINANCIAL POSITION

Balance sheets

	December 31,
($ in millions)	2014	2013
Current assets
Cash and equivalents	5,443	6,021
Marketable securities and short-term investments	1,325	464
Receivables, net	11,078	12,146
Inventories, net	5,376	6,004
Prepaid expenses	218	252
Deferred taxes	902	832
Other current assets	644	706

Total current assets	24,986	26,425

        For a discussion on cash and equivalents, see "Liquidity and Capital Resources—Principal sources of funding" for further details.

        Marketable securities and short-term investments increased in 2014 due to higher amounts invested in available-for-sale securities, increases in time deposits and investments made in reverse repurchase agreements (see "Cash flows—Investing activities" below).

        Receivables decreased 8.8 percent. In local currencies, Receivables decreased 1.7 percent primarily due to the impacts of divestments. For details on the components of Receivables, see "Note 7 Receivables, net". Inventories decreased 10.5 percent (increased 1.1 percent in local currencies) compared to 2013. Excluding the impacts of divestments, Inventories increased 2.9 percent in local currencies.

        For a summary of the components of deferred tax assets and liabilities, see "Note 16 Taxes" to our Consolidated Financial Statements.

        The decrease in "Other current assets" is due primarily to a reduction in the fair value of current derivative assets.

	December 31,
($ in millions)	2014	2013
Current liabilities
Accounts payable, trade	4,765	5,112
Billings in excess of sales	1,455	1,714
Short-term debt and current maturities of long-term debt	353	453
Advances from customers	1,624	1,726
Deferred taxes	289	259
Provisions for warranties	1,148	1,362
Other provisions	1,689	1,807
Other current liabilities	4,257	4,242

Total current liabilities	15,580	16,675

        Accounts payable decreased 6.8 percent. In local currencies, Accounts payable increased 1.8 percent due primarily to an increase in days payables outstanding of approximately 2 days. Billings in excess of sales decreased 15.1 percent compared to 2013. In local currencies, Billings in excess of sales decreased 7.0 percent due to the timing of billings and collections for contracts under the percentage-of-completion or completed-contract methods. Advances from customers declined 5.9 percent. In local currencies, Advances increased 2.3 percent primarily due to the receipt of advances on projects in the Process Automation division. Provisions for warranties decreased 15.7 percent. In local currencies, Provisions for warranties decreased 6.5 percent primarily due to the settlement of warranty claims exceeding the current year warranty expense. Other provisions decreased 6.5 percent (increased 0.9 percent in local currencies). Other current liabilities increased 0.4 percent. In local currencies, Other current liabilities increased 9.3 percent primarily due to an increase in the fair value of current derivatives classified as liabilities.

	December 31,
($ in millions)	2014	2013
Non-current assets
Property, plant and equipment, net	5,652	6,254
Goodwill	10,053	10,670
Other intangible assets, net	2,702	3,297
Prepaid pension and other employee benefits	70	93
Investments in equity-accounted companies	177	197
Deferred taxes	511	370
Other non-current assets	727	758

Total non-current assets	19,892	21,639

        Property, plant and equipment decreased 9.6 percent. In local currencies, Property, plant and equipment was flat as the impacts from sales of businesses and the current year depreciation was offset by capital expenditures.

        Goodwill decreased 5.8 percent. In local currencies Goodwill decreased 2.1 percent primarily due to goodwill allocated to businesses divested during 2014. Other intangible assets decreased 18.0 percent (14.0 percent in local currencies) primarily due to amortization recorded during 2014 and a reduction of intangibles on sales of businesses. See "Note 11 Goodwill and other intangible assets" to our Consolidated Financial Statements.

	December 31,
($ in millions)	2014	2013
Non-current liabilities
Long-term debt	7,338	7,570
Pension and other employee benefits	2,394	1,639
Deferred taxes	1,165	1,265
Other non-current liabilities	1,586	1,707

Total non-current liabilities	12,483	12,181

        Pension and other employee benefits increased 46.1 percent (54.9 percent in local currencies) primarily due to actuarial losses resulting from a decrease in the weighted-average discount rate used to determine the pension benefit obligation at December 31, 2014 (see "Note 17 Employee benefits" to our Consolidated Financial Statements). See "Liquidity and Capital Resources—Debt and interest rates" for information on long-term debt. For a breakdown of other non-current liabilities, see "Note 13 Other provisions, other current liabilities and other non-current liabilities" to our Consolidated Financial Statements. For further explanation regarding deferred taxes, refer to "Note 16 Taxes" to our Consolidated Financial Statements.

Cash flows

        In the Consolidated Statements of Cash Flows, the effects of discontinued operations are not segregated.

        The Consolidated Statements of Cash Flows can be summarized as follows:

($ in millions)	2014	2013	2012
Net cash provided by operating activities	3,845	3,653	3,779
Net cash used in investing activities	(1,121)	(717)	(5,575)
Net cash provided by (used in) financing activities	(3,024)	(3,856)	3,762
Effects of exchange rate changes on cash and equivalents	(278)	66	90

Net change in cash and equivalents—continuing operations	(578)	(854)	2,056

Operating activities

($ in millions)	2014	2013	2012
Net income	2,718	2,907	2,812
Depreciation and amortization	1,305	1,318	1,182
Total adjustments to reconcile net income to net cash provided by operating activities (excluding depreciation and amortization)	(367)	(54)	196
Total changes in operating assets and liabilities	189	(518)	(411)

Net cash provided by operating activities	3,845	3,653	3,779

        Operating activities in 2014 provided net cash of $3,845 million, an increase from 2013 of 5.3 percent. The increase was driven primarily by improvements in net working capital management but offset partially by the cash impacts of the lower net income in 2014. Net income in 2014 also included

$543 million of net gains from the sale of businesses which are not considered operating activities and thus are adjusted for in order to reconcile net income to net cash provided by operating activities.

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

Investing activities

($ in millions)	2014	2013	2012
Purchases of marketable securities (available-for-sale)	(1,430)	(526)	(2,288)
Purchases of short-term investments	(1,465)	(30)	(67)
Purchases of property, plant and equipment and intangible assets	(1,026)	(1,106)	(1,293)
Acquisition of businesses (net of cash acquired) and increases in cost- and equity-accounted companies	(70)	(914)	(3,694)
Proceeds from sales of marketable securities (available-for-sale)	361	1,367	1,655
Proceeds from maturity of marketable securities (available-for-sale)	523	118	—
Proceeds from short-term investments	1,011	47	27
Proceeds from sales of property, plant and equipment	33	80	40
Proceeds from sales of businesses (net of cash disposed and transaction costs) and cost- and equity-accounted companies	1,110	62	16
Other investing activities	(168)	185	29

Net cash used in investing activities	(1,121)	(717)	(5,575)

        Net cash used in investing activities in 2014 was $1,121 million, compared to $717 million in 2013. Higher proceeds from sales of businesses were offset by net purchases of marketable securities while in 2013, there were net sales of marketable securities. In addition, purchases of property, plant, and equipment was lower in 2014 than 2013.

        During 2014, we received net pre-tax proceeds from sales of businesses and cost- and equity-accounted companies of $1,110 million, primarily from the divestment of the Full Service business, the Steel Structures business of Thomas & Betts, the HVAC business of Thomas & Betts and the Power Solutions business of Power-One.

        Total cash disbursements for the purchase of property, plant and equipment and intangibles were lower in 2014 compared to 2013, partly due to changes in foreign exchange rates. The total purchases of $1,026 million included $724 million for construction in progress (generally for buildings and other property facilities), $188 million for the purchase of machinery and equipment, $38 million for the purchase of land and buildings, and $76 million for the purchase of intangible assets.

        During 2014, we increased the amount of our excess liquidity invested in marketable securities and short-term investments with maturities between 3 months and 1 year. Amounts were invested primarily in commercial paper, reverse repurchase agreements and time deposits. The increase in these investments during 2014 resulted in a net outflow of $1,000 million.

        Net cash used in investing activities in 2013 was $717 million, compared to $5,575 million in 2012. The decrease is mainly attributable to lower amounts paid for the acquisition of businesses in 2013, lower purchases of property, plant and equipment, and the impact from net sales of marketable securities in 2013 compared with net purchases in 2012.

        Cash paid for acquisitions (net of cash acquired) during 2013 amounted to $914 million, primarily relating to the acquisition of Power-One for $737 million.

        Total cash disbursements for the purchase of property, plant and equipment and intangibles in 2013 decreased compared to 2012, as we reduced the amount of investment in capacity expansion compared to 2012. The total of $1,106 million included $776 million for construction in progress, $206 million for the purchase of machinery and equipment, $48 million for the purchase of land and buildings, and $76 million for the purchase of intangible assets.

        To obtain necessary funds to make dividend payments, bond repayments, and to fund acquisitions during 2013, we reduced our amount invested in marketable securities and short-term investments, resulting in net proceeds of $976 million.

        Total cash disbursements for the purchase of property, plant and equipment and intangibles in 2012 of $1,293 million included $885 million for construction in progress, $248 million for the purchase of machinery and equipment, $83 million for the purchase of land and buildings, and $77 million for the purchase of intangible assets.

        Net cash used in investing activities in 2012 included $3,694 million for acquisitions of businesses, primarily Thomas & Betts. During 2012, we increased the amount invested in marketable securities and short-term investments resulting in a net outflow of $673 million.

Financing activities

($ in millions)	2014	2013	2012
Net changes in debt with maturities of 90 days or less	(103)	(697)	570
Increase in debt	150	492	5,986
Repayment of debt	(90)	(1,893)	(1,104)
Delivery of shares	38	74	90
Purchases of treasury stock	(1,003)	—	—
Dividends paid	(1,841)	(1,667)	(1,626)
Dividends paid to noncontrolling shareholders	(132)	(149)	(121)
Other financing activities	(43)	(16)	(33)

Net cash provided by (used in) financing activities	(3,024)	(3,856)	3,762

        Our financing activities primarily include debt transactions (both from the issuance of debt securities and borrowings directly from banks), dividends paid and share transactions.

        In 2014, the net cash outflow for debt with maturities of 90 days or less was primarily related to repayments made of borrowings in various countries offset by a small increase in the amount outstanding under our commercial paper program in the United States. In 2013, the net cash outflow from changes in debt with maturities of 90 days or less principally reflects a reduction in commercial paper outstanding while the 2012 net cash inflow primarily reflects a net issuance of commercial paper.

        In 2014, increases in other debt included cash flows from additional borrowings in various countries. In 2013, the increase in debt primarily related to borrowings under borrowing facilities in various countries and issuances of commercial paper with maturities above 90 days. In 2012, the cash inflows from increases in debt primarily related to the issuance of the following bonds: EUR 1,250 million aggregate principal, $1,250 million aggregate principal, $750 million aggregate principal,

$500 million aggregate principal, AUD 400 million aggregate principal and CHF 350 million aggregate principal.

        In 2014 repayment of debt reflects repayments of borrowings in various countries. During 2013, $1,893 million of debt was repaid, partially reflecting the repayment at maturity of the 700 million euro bonds (equivalent to $918 million at date of repayment). Other repayments during 2013 consisted mainly of repayments of commercial paper issuances having maturities above 90 days and repayments of other short-term debt. During 2012, $1,104 million of debt was repaid, mainly reflecting the repayment of part of the debt assumed from the acquisition of Thomas & Betts (approximately $320 million) and of other debt (primarily short-term bank borrowings).

        In 2014, "Purchases of treasury stock" reflects the cash paid to purchase approximately 45 million of our own shares of which 33 million shares were purchased in connection with the share buyback program announced in September 2014.

Disclosures about contractual obligations and commitments

        The contractual obligations presented in the table below represent our estimates of future payments under fixed contractual obligations and commitments. The amounts in the table may differ from those reported in our Consolidated Balance Sheet at December 31, 2014. Changes in our business needs, cancellation provisions and changes in interest rates, as well as actions by third parties and other factors, may cause these estimates to change. Therefore, our actual payments in future periods may vary from those presented in the table. The following table summarizes certain of our contractual obligations and principal and interest payments under our debt instruments, leases and purchase obligations at December 31, 2014.

($ in millions)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Payments due by period
Long-term debt obligations	7,184	25	2,009	1,877	3,273
Interest payments related to long-term debt obligations	1,832	213	387	320	912
Operating lease obligations	1,703	432	661	380	230
Capital lease obligations(1)	234	41	59	35	99
Purchase obligations	4,970	4,018	569	138	245

Total	15,923	4,729	3,685	2,750	4,759

(1)
Capital lease obligations represent the total cash payments to be made in the future and include interest expense of $88 million and executory costs of $2 million.

        In the table above, the long-term debt obligations reflect the cash amounts to be repaid upon maturity of those debt obligations. The cash obligations above will differ from the long-term debt balance reflected in "Note 12 Debt" to our Consolidated Financial Statements due to the impacts of fair value hedge accounting adjustments and premiums or discounts on certain debt. In addition, capital lease obligations are shown separately in the table above while they are combined with Long-term debt amounts in our Consolidated Balance Sheets.

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

        Of the total of $829 million unrecognized tax benefits (net of deferred tax assets) at December 31, 2014, it is expected that $69 million will be paid within less than a year. However, we cannot make a reasonably reliable estimate as to the related future payments for the remaining amount.

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

Guarantees

        The following table provides quantitative data regarding our third-party guarantees. The maximum potential payments represent a worst-case scenario, and do not reflect our expected outcomes.

	December 31,
	2014	2013
($ in millions)	Maximum potential payments
Performance guarantees	232	149
Financial guarantees	72	77
Indemnification guarantees	50	50

Total	354	276

        The carrying amounts of liabilities recorded in the Consolidated Balance Sheets in respect of the above guarantees were not significant at December 31, 2014 and 2013, and reflect our best estimate of future payments, which we may incur as part of fulfilling our guarantee obligations.

        In addition, in the normal course of bidding for and executing certain projects, we have entered into standby letters of credit, bid/performance bonds and surety bonds (collectively "performance bonds") with various financial institutions. Customers can draw on such performance bonds in the event that the Company does not fulfill its contractual obligations. ABB would then have an obligation to reimburse the financial institution for amounts paid under the performance bonds. There have been no significant amounts reimbursed to financial institutions under these types of arrangements in 2014, 2013 and 2012.

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

        In addition to the provisions of the Swiss Code of Obligations, ABB's key principles and rules on corporate governance are laid down in ABB's Articles of Incorporation, the ABB Ltd Board

Regulations & Corporate Governance Guidelines (which includes the regulations of ABB's Board committees and the ABB Ltd Related Party Transaction Policy), and the ABB Code of Conduct and the Addendum to the ABB Code of Conduct for Members of the Board of Directors and the Executive Committee (EC). It is the duty of ABB's Board of Directors (the Board) to review and amend or propose amendments to those documents from time to time to reflect the most recent developments and practices, as well as to ensure compliance with applicable laws and regulations.

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

        According to the New York Stock Exchange's corporate governance standards (the Standards), ABB is required to disclose significant ways in which its corporate governance practices differ from the Standards. ABB has reviewed the Standards and concluded that its corporate governance practices are generally consistent with the Standards, with the following significant exceptions:

  •
  Swiss law requires that the external auditors be elected by the shareholders at the Annual General Meeting rather than by the audit committee or the board of directors.

  •
  The Standards require that all equity compensation plans and material revisions thereto be approved by the shareholders. Consistent with Swiss law such matters are decided by our Board. However, the shareholders decide about the creation of new share capital that can be used in connection with equity compensation plans.

  •
  Swiss law requires that the members of the compensation committee are elected by the shareholders rather than appointed by our Board.

  •
  Swiss law requires shareholders to approve Board compensation and Executive Committee compensation.

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

  (i) Exercise of powers

        Directors, as well as other persons authorized to act on behalf of a Swiss corporation, may perform all legal acts on behalf of the corporation which the business purpose, as set forth in the articles of incorporation of the corporation, may entail. Pursuant to court practice, such directors and officers can take any action that is not explicitly excluded by the business purpose of the corporation. In so doing, however, the directors and officers must still pursue the duty of due care and the duty of loyalty described above and must extend equal treatment to the corporation's shareholders in like circumstances. ABB's Articles of Incorporation do not contain provisions concerning a director's power, in the absence of an independent quorum, to vote on the compensation to each director; however, the maximum aggregate compensation of the directors for each term of office is subject to shareholder approval.

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

Group structure and shareholders

Group structure

        ABB Ltd, Switzerland, is the ultimate parent company of the ABB Group, which at December 31, 2014, principally comprised approximately 350 consolidated operating and holding subsidiaries worldwide. ABB Ltd's shares are listed on the SIX Swiss Exchange, the NASDAQ OMX Stockholm Exchange and the New York Stock Exchange (where its shares are traded in the form of American depositary shares (ADS)—each ADS representing one registered ABB share). On December 31, 2014, ABB Ltd had a market capitalization of CHF 48 billion.

        The only consolidated subsidiary in the ABB Group with listed shares is ABB India Limited, Bangalore, India, which is listed on the BSE Ltd. (Bombay Stock Exchange) and the National Stock Exchange of India. On December 31, 2014, ABB Ltd, Switzerland, directly or indirectly owned

75 percent of ABB India Limited, Bangalore, India, which at that time had a market capitalization of INR 273 billion.

Stock exchange listings at December 31, 2014 Stock exchange	Security	Ticker symbol	ISIN code
SIX Swiss Exchange	ABB Ltd, Zurich, share	ABBN	CH0012221716
SIX Swiss Exchange	ABB Ltd, Zurich, share buyback (second trading line)	ABBNE	CH0253301128
NASDAQ OMX Stockholm Exchange	ABB Ltd, Zurich, share	ABB	CH0012221716
New York Stock Exchange	ABB Ltd, Zurich, ADS	ABB	US0003752047
BSE Ltd. (Bombay Stock Exchange)	ABB India Limited, Bangalore, share	ABB*	INE117A01022
National Stock Exchange of India	ABB India Limited, Bangalore, share	ABB	INE117A01022

*
also called Scrip ID

        The following table sets forth, as of December 31, 2014, the name, place of incorporation, ownership interest and share capital of the significant direct and indirect subsidiaries of ABB Ltd, Switzerland:

Company name	Country	ABB Interest %
ABB S.A.	Argentina	100.00
ABB Australia Pty Limited	Australia	100.00
ABB AG	Austria	100.00
ABB N.V.	Belgium	100.00
ABB Ltda.	Brazil	100.00
ABB Bulgaria EOOD	Bulgaria	100.00
ABB Inc.	Canada	100.00
Thomas & Betts Limited	Canada	100.00
ABB (China) Ltd.	China	100.00
ABB Ltda.	Colombia	100.00
ABB Ltd.	Croatia	100.00
ABB s.r.o.	Czech Republic	100.00
ABB A/S	Denmark	100.00
ABB Ecuador S.A.	Ecuador	96.87
Asea Brown Boveri S.A.E.	Egypt	100.00
ABB AS	Estonia	100.00
ABB Oy	Finland	100.00
ABB S.A.	France	100.00
ABB AG	Germany	100.00
ABB Automation GmbH	Germany	100.00
ABB Automation Products GmbH	Germany	100.00
ABB Beteiligungs- und Verwaltungsges. mbH	Germany	100.00
ABB Stotz-Kontakt GmbH	Germany	100.00
Busch-Jaeger Elektro GmbH	Germany	100.00
Asea Brown Boveri S.A.	Greece	100.00
ABB (Hong Kong) Ltd.	Hong Kong	100.00
ABB Engineering Trading and Service Ltd.	Hungary	100.00
ABB India Limited	India	75.00
ABB Limited	Ireland	100.00
ABB Technologies Ltd.	Israel	99.99
ABB S.p.A.	Italy	100.00
Power-One Italy S.p.A.	Italy	100.00

Company name	Country	ABB Interest %
ABB K.K.	Japan	100.00
ABB Ltd.	Korea, Republic of	100.00
ABB Holdings Sdn. Bhd.	Malaysia	100.00
Asea Brown Boveri S.A. de C.V.	Mexico	100.00
ABB B.V.	Netherlands	100.00
ABB Capital B.V.	Netherlands	100.00
ABB Finance B.V.	Netherlands	100.00
ABB Holdings B.V.	Netherlands	100.00
ABB Investments B.V.	Netherlands	100.00
ABB Limited	New Zealand	100.00
ABB Holding AS	Norway	100.00
ABB S.A.	Peru	98.18
ABB, Inc.	Philippines	100.00
ABB Sp. z o.o.	Poland	99.92
ABB (Asea Brown Boveri), S.A.	Portugal	100.00
ABB Ltd.	Russian Federation	100.00
ABB Contracting Company Ltd.	Saudi Arabia	65.00
ABB Holdings Pte. Ltd.	Singapore	100.00
ABB Holdings (Pty) Ltd.	South Africa	100.00
Asea Brown Boveri S.A.	Spain	100.00
ABB AB	Sweden	100.00
ABB Norden Holding AB	Sweden	100.00
ABB Asea Brown Boveri Ltd	Switzerland	100.00
ABB Schweiz AG	Switzerland	100.00
ABB Technology Ltd.	Switzerland	100.00
ABB LIMITED	Thailand	100.00
ABB Elektrik Sanayi A.S.	Turkey	99.95
ABB Ltd.	Ukraine	100.00
ABB Industries (L.L.C.)	United Arab Emirates	49.00
ABB Holdings Limited	United Kingdom	100.00
ABB Limited	United Kingdom	100.00
ABB Holdings Inc. (Cary, NC)	United States	100.00
ABB Inc. (Cary, NC)	United States	100.00
Baldor Electric Company (Fort Smith, AR)	United States	100.00
Kuhlman Electric Corporation (Crystal Springs, MS)	United States	100.00
Power-One, Inc (Delaware)	United States	100.00
Thomas & Betts Corporation (Knoxville, TN)	United States	100.00

        ABB's operational group structure is described in "Item 4. Information of the Company—Introduction—Organizational structure".

Significant shareholders

        Investor AB, Sweden, held 199,965,142 ABB shares as of December 31, 2014. This holding represents approximately 8.6 percent of ABB's total share capital and voting rights as registered in the Commercial Register on that date. The number of shares held by Investor AB does not include shares held by Mr. Jacob Wallenberg, the chairman of Investor AB and a director of ABB, in his individual capacity.

        BlackRock Inc., New York, U.S., disclosed that as per July 25, 2011, it, together with its direct and indirect subsidiaries, held 69,702,100 ABB shares. This holding represents 3.0 percent of ABB's total share capital and voting rights as registered in the Commercial Register on December 31, 2014. For a full review of the disclosure report pursuant to which BlackRock reported its ABB shareholdings, please refer to the search facility of the SIX Swiss Exchange Disclosure Office at www.six-swissexchange.com/shares/companies/major_shareholders_en.html?fromDate=19980101& issuer=10881

        To the best of ABB's knowledge, no other shareholder held 3 percent or more of ABB's total share capital and voting rights as registered in the Commercial Register on December 31, 2014.

        Under ABB's Articles of Incorporation, each registered share represents one vote. Significant shareholders do not have different voting rights.

        To our knowledge, we are not directly or indirectly owned or controlled by any government or by any other corporation or person.

Capital structure

Ordinary share capital

        On December 31, 2014, ABB's ordinary share capital (including treasury shares) as registered with the Commercial Register amounted to CHF 2,384,185,561.92, divided into 2,314,743,264 fully paid registered shares with a par value of CHF 1.03 per share.

Changes to the share capital

        There were no changes to ABB's ordinary share capital during 2014, 2013 and 2012.

Contingent share capital

        At December 31, 2014, ABB's share capital may be increased by an amount not to exceed CHF 206,000,000 through the issuance of up to 200,000,000 fully paid registered shares with a par value of CHF 1.03 per share through the exercise of conversion rights and/or warrants granted in connection with the issuance on national or international capital markets of newly or already issued bonds or other financial market instruments.

        At December 31, 2014, ABB's share capital may be increased by an amount not to exceed CHF 10,300,000 through the issuance of up to 10,000,000 fully paid registered shares with a par value of CHF 1.03 per share through the exercise of warrant rights granted to its shareholders. The Board may grant warrant rights not taken up by shareholders for other purposes in the interest of ABB.

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

        At December 31, 2014, ABB's share capital may be increased by an amount not to exceed CHF 96,859,964 through the issuance of up to 94,038,800 fully paid shares with a par value of CHF 1.03 per share to employees. The pre-emptive and advance subscription rights of ABB's shareholders are excluded. The shares or rights to subscribe for shares will be issued to employees pursuant to one or more regulations to be issued by the Board, taking into account performance, functions, level of responsibility and profitability criteria. ABB may issue shares or subscription rights to employees at a price lower than that quoted on a stock exchange. The acquisition of shares within the context of employee share ownership and each subsequent transfer of the shares will be subject to the restrictions of ABB's Articles of Incorporation (see "Shareholders' participation—Limitations on transferability of shares and nominee registration" below).

Authorized share capital

        At December 31, 2014, ABB had an authorized share capital in the amount of up to CHF 206,000,000 through the issuance of up to 200,000,000 fully paid registered shares with a par value of CHF 1.03 each, which is valid through April 29, 2015. The Board is authorized to determine the date of issue of new shares, the issue price, the type of payment, the conditions for the exercise of pre-emptive rights and the beginning date for dividend entitlement. In this regard, the Board may issue new shares by means of a firm underwriting through a banking institution, a syndicate or another third party with a subsequent offer of these shares to the shareholders. The Board may permit pre-emptive rights that have not been exercised by shareholders to expire or it may place these rights and/or shares as to which preemptive rights have been granted but not exercised at market conditions or use them for other purposes in the interest of the company. Furthermore, the Board is authorized to restrict or deny the pre-emptive rights of shareholders and allocate such rights to third parties if the shares are used (1) for the acquisition of an enterprise, parts of an enterprise, or participations, or for new investments, or in case of a share placement, for the financing or refinancing of such transactions; or (2) for the purpose of broadening the shareholder constituency in connection with a listing of shares on domestic or foreign stock exchanges. The subscription and the acquisition of the new shares, as well as each subsequent transfer of the shares, will be subject to the restrictions of ABB's Articles of Incorporation. In addition, the Board has decided to propose to the Shareholders at the 2015 Annual General Meeting that the authorized share capital be renewed for another two years, through April 29, 2017.

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

        A shareholder may be represented at the Annual General Meeting by its legal representative, by another shareholder with the right to vote or an independent proxy elected by the shareholders (unabhängiger Stimmrechtsvertreter). All shares held by one shareholder may be represented by one representative only.

        For practical reasons shareholders must be registered in the share register no later than 6 business days before the general meeting in order to be entitled to vote. Except for the cases described under "Shareholders' participation—Limitations on transferability of shares and nominee registration" below, there are no voting rights restrictions limiting ABB's shareholders' rights.

Limitations on transferability of shares and nominee registration

        ABB may decline a registration with voting rights if a shareholder does not declare that it has acquired the shares in its own name and for its own account. If the shareholder refuses to make such declaration, it will be registered as a shareholder without voting rights.

        A person failing to expressly declare in its registration application that it holds the shares for its own account (a nominee), will be entered in the share register with voting rights, provided that such nominee has entered into an agreement with ABB concerning its status, and further provided that the nominee is subject to recognized bank or financial market supervision. In special cases the Board may grant exemptions. There were no exemptions granted in 2014.

        The limitation on the transferability of shares may be removed by an amendment of ABB's Articles of Incorporation by a shareholders' resolution requiring two-thirds of the votes represented at the meeting.

Shareholders' dividend rights

        The unconsolidated statutory financial statements of ABB Ltd are prepared in accordance with Swiss law. Based on these financial statements, dividends may be paid only if ABB Ltd has sufficient distributable profits from previous years or sufficient free reserves to allow the distribution of a dividend. Swiss law requires that ABB Ltd retain at least 5 percent of its annual net profits as legal reserves, until these reserves amount to at least 20 percent of ABB Ltd's share capital. Any net profits remaining in excess of those reserves are at the disposal of the shareholders' meeting.

        Under Swiss law, ABB Ltd may only pay out a dividend if it has been proposed by a shareholder or the Board of Directors of ABB Ltd and approved at a general meeting of shareholders, and the auditors confirm that the dividend conforms to statutory law and ABB Ltd's Articles of Incorporation. In practice, the shareholders' meeting usually approves dividends as proposed by the Board of Directors, if the Board of Directors' proposal is confirmed by the statutory auditors as compliant with Swiss law and ABB's Articles of Incorporation.

        Dividends are usually due and payable no earlier than two trading days after the shareholders' resolution and the ex-date for dividends is normally two trading days after the shareholders' resolution approving the dividend. Dividends are paid out to the holders that are registered on the record date. Euroclear administers the payment of those shares registered with it. Under Swiss law, dividends not collected within five years after the due date accrue to ABB Ltd and are allocated to its other reserves. As ABB Ltd pays cash dividends, if any, in Swiss francs (subject to the exception for certain shareholders in Sweden described below), exchange rate fluctuations will affect the U.S. dollar amounts received by holders of ADSs upon conversion of those cash dividends by Citibank, N.A., the depositary, in accordance with the Amended and Restated Deposit Agreement dated May 7, 2001.

        For shareholders who are residents of Sweden, ABB has established a dividend access facility (for up to 600,004,716 shares). With respect to any annual dividend payment for which this facility is made available, shareholders who register with Euroclear may elect to receive the dividend from ABB

Norden Holding AB in Swedish krona (in an amount equivalent to the dividend paid in Swiss francs) without deduction of Swiss withholding tax. For further information on the dividend access facility, see ABB Ltd's Articles of Incorporation, a copy of which can be found at www.abb.com/about/corporate-governance

General meeting

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

        At December 31, 2014, shareholders representing shares of a par value totaling at least CHF 412,000 may request items to be included in the agenda of a general meeting. Any such request must be made in writing at least 40 days prior to the date of the general meeting and specify the items and the motions of such shareholder(s).

        ABB's Articles of Incorporation do not contain provisions on the convocation of the general meeting of shareholders that differ from the applicable legal provisions.

Compensation principles and "say on pay"

        Compensation for the members of the Board consists of fixed compensation and for members of the EC consists of fixed and variable compensation. Compensation may be paid in the form of cash, shares or other types of benefits and for the EC also in the form of share-based instruments or units. The Board, or, to the extent delegated to it, the Compensation Committee, shall determine grant, vesting, exercise and forfeiture conditions relating to share-based instruments or units. Additional details on "ABB's General Compensation Principles" can be found in Article 33 of ABB's Articles of Incorporation and information about their implementation can be found in the "Compensation highlights" section below.

        Shareholders must approve the maximum aggregate amount of compensation for the Board for the following Board term and for the EC for the following financial year. If the approved compensation is not sufficient to cover new EC members or newly promoted EC members following the approval, then up to 30% of the last approved maximum aggregate EC compensation shall be available for payment as a supplementary amount for such new members or such newly promoted members. Additional details on ABB's "Approval of Compensation by the General Meeting of Shareholders" and "Supplementary Amount for Changes to the Executive Committee" can be found respectively in Articles 34 and 35 of ABB's Articles of Incorporation.

Mandates for Board and EC members outside of ABB

        No member of the Board may hold more than ten additional mandates of which no more than four may be in listed companies. No member of the EC may hold more than five mandates of which no more than one may be in a listed company. Certain types of mandates, such as those in our subsidiaries and those in non-profit and charitable institutions, are not subject to those limits. Additional details on "Mandates Outside the Group" can be found in Article 38 of ABB's Articles of Incorporation.

Credits to Board and EC members

        Article 37 of ABB's Articles of Incorporation states that credits may not be granted to a member of the Board or to a member of the EC.

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

        The members of the Board are elected individually at the annual general meeting of the shareholders for a term of one year; re-election is possible. Our Articles of Incorporation, a copy of which can be found at www.abb.com/about/corporate-governance, do not provide for the retirement of directors based on their age. However, an age limit for members of the Board is set forth in the ABB Ltd Board Regulations & Corporate Governance Guidelines (although waivers are possible and subject to Board discretion), a copy of which can be found at www.abb.com/about/corporate-governance

        As at December 31, 2014, the members of the Board (Board term April 2014 to April 2015) were:

        Hubertus von Grünberg has been a member and chairman of ABB's Board of Directors since May 2007. He is a member of the supervisory board of Deutsche Telekom AG (Germany) and vice chairman of the supervisory board of Sapinda Holding B.V. (The Netherlands). He is a member of the board of directors of Schindler Holding AG (Switzerland). Mr. von Grünberg was born in 1942 and is a German citizen.

        Roger Agnelli has been a member of ABB's Board of Directors since March 2002. He is the founding partner and chief executive officer of AGN Holding (Brazil). He is the chairman of B&A, a joint venture between BTG Pactual and AGN Holding (Brazil) and a director of WPP plc (U.K.). Mr. Agnelli was born in 1959 and is a Brazilian citizen.

        Matti Alahuhta has been a member of ABB's Board of Directors since April 2014. He is the chairman of the board of Outotec Corporation (Finland). He is also a member of the boards of directors of KONE Corporation and (through April 9, 2015) UPM-Kymmene Corporation (both Finland) and Volvo AB (Sweden). Mr. Alahuhta was born in 1952 and is a Finnish citizen.

        Louis R. Hughes has been a member of ABB's Board of Directors since May 2003. He is the chairman of the board of InZero Systems (formerly GBS Laboratories LLC) (U.S.). He is also a member of the supervisory board of Akzo Nobel (The Netherlands) and a member of the board of directors of Alcatel Lucent (France). Mr. Hughes was born in 1949 and is a U.S. citizen.

        Michel de Rosen has been a member of ABB's Board of Directors since March 2002. He is the chief executive officer of and chairman of the board of Eutelsat Communications (France). He is also a member of the board of directors of Pharnext SAS (France). Mr. de Rosen was born in 1951 and is a French citizen.

        Michael Treschow has been a member of ABB's Board of Directors since May 2003. He is the chairman of the boards of Unilever NV (The Netherlands), and Unilever PLC (U.K.). He is also a member of the board of directors of the Knut and Alice Wallenberg Foundation (Sweden). Mr. Treschow was born in 1943 and is a Swedish citizen.

        Jacob Wallenberg has been a member of ABB's Board of Directors since June 1999. From March 1999 to June 1999, he served as a member of the board of directors of ABB Asea Brown Boveri Ltd, the former parent company of the ABB Group. He is the chairman of the board of Investor AB (Sweden). He is vice chairman of the boards of Telefonaktiebolaget LM Ericsson AB and SAS AB (both Sweden). He is also a member of the boards of directors of the Knut and Alice Wallenberg Foundation and the Stockholm School of Economics (both Sweden). Mr. Wallenberg was born in 1956 and is a Swedish citizen.

        Ying Yeh has been a member of ABB's Board of Directors since April 2011. She is a member of the boards of directors of InterContinental Hotels Group (U.K.) and Samsonite International S.A. (Luxembourg). Ms. Yeh was born in 1948 and is a Chinese citizen.

        As of December 31, 2014, all Board members were non-executive and independent directors (see "Business relationships" below), and none of ABB's Board members held any official functions or political posts. Further information on ABB's Board members can be found by clicking on the ABB Board of Directors CV link which can be found at www.abb.com/about/corporate-governance

Board committees

        Beginning with the 2014-2015 Board term, the Board has created three Board committees: the Finance, Audit and Compliance Committee (FACC), the Governance and Nomination Committee (GNC), and the Compensation Committee (CC). For the 2013-2014 Board term, the duties of the GNC and the CC were handled by the Governance, Nomination and Compensation Committee (GNCC). The duties and objectives of the Board committees are set forth in the ABB Ltd Board Regulations & Corporate Governance Guidelines, a copy of which can be found at www.abb.com/about/corporate-governance. These committees assist the Board in its tasks and report regularly to the Board. The members of the Board committees either are required to be independent or are elected directly by the shareholders.

  (i) Finance, Audit and Compliance Committee

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

  As at December 31, 2014, the members of the FACC were:
  Louis R. Hughes (chairman)
  Roger Agnelli
  Jacob Wallenberg

  (ii) Governance and Nomination Committee

        The GNC is responsible for (1) overseeing corporate governance practices within ABB, (2) nominating candidates for the Board, the role of CEO and other positions on the Executive Committee, and (3) succession planning and employment matters relating to the Board and the Executive Committee. The GNC is also responsible for maintaining an orientation program for new Board members and an ongoing education program for existing Board members.

        The GNC must comprise three or more independent directors. The chairman of the Board (unless he is already a member) and, upon invitation by the committee's chairman, the CEO or other members of the Executive Committee may participate in the committee meetings, provided that any potential conflict of interest is avoided and confidentiality of the discussions is maintained.

  As at December 31, 2014, the members of the GNC were:
  Michael Treschow (chairman)
  Matti Alahuhta
  Hubertus von Grünberg

  (iii) Compensation Committee

        The CC is responsible for compensation matters relating to the Board and the Executive Committee.

        The CC must comprise three or more directors who are elected by the shareholders. The chairman of the Board and, upon invitation by the committee's chairman, the CEO or other members of the Executive Committee may participate in the committee meetings, provided that any potential conflict of interest is avoided and confidentiality of the discussions is maintained.

  As at December 31, 2014, the members of the CC were:
  Michel de Rosen (chairman)
  Michael Treschow
  Ying Yeh

Meetings and attendance

        The Board and its committees have regularly scheduled meetings throughout the year. These meetings are supplemented by additional meetings (either in person or by conference call), as necessary.

        The table below shows the number of meetings held during 2014 by the Board and its committees, their average duration, as well as the attendance of the individual Board members. The regular meetings shown include a strategic retreat attended by all members of the Board and the Executive Committee.

	Board
Meetings and attendance	Regular	Additional	FACC	GNCC	GNC	CC
Average duration (hours)	7.7	1.2	2.8	3.33	1.75	1.9
Number of meetings	7	5	8	3	3	4
Meetings attended:
Hubertus von Grünberg	7	5	—	—	3	—
Roger Agnelli	7	5	8	—	—	—
Matti Alahuhta*	2	2	—	—	3	—
Louis R. Hughes	6	4	8	—	—	—
Hans Ulrich Märki**	4	3	—	3	—	—
Michel de Rosen	7	5	—	3	—	4
Michael Treschow	7	5	—	3	3	4
Jacob Wallenberg	7	5	8	—	—	—
Ying Yeh	7	5	—	3	—	4

*
Matti Alahuhta was elected at the April 2014 AGM.

**
Hans Ulrich Märki did not stand for re-election at the April 2014 AGM.

Board compensation and shareholdings

        Information about Board compensation and shareholdings can be found in the section titled "Compensation and share ownership tables" below.

Secretary to the Board

        Diane de Saint Victor is the secretary to the Board.

Executive Committee

Responsibilities and organization

        The Board has delegated the executive management of ABB to the CEO and the other members of the Executive Committee. The CEO and, under his direction, the other members of the Executive Committee are responsible for ABB's overall business and affairs and day-to-day management.

        The CEO reports to the Board regularly, and whenever extraordinary circumstances so require, on the course of ABB's business and financial performance and on all organizational and personnel matters, transactions and other issues relevant to the Group.

        Each member of the Executive Committee is appointed and discharged by the Board.

Members of the Executive Committee

        As at December 31, 2014, the members of the Executive Committee were (except for Peter Terwiesch who joined the Executive Committee effective January 1, 2015):

        Ulrich Spiesshofer was appointed Chief Executive Officer in September 2013 and has been a member of the Executive Committee since 2005. From January 2010 to September 2013, Mr. Spiesshofer was Executive Committee member responsible for the Discrete Automation and Motion division. He joined ABB in November 2005, as Executive Committee member responsible for Corporate Development. From 2002 until he joined ABB, he was senior partner and global head of operations practice at Roland Berger AG (Switzerland). From 1991 to 2002, he held various management positions with A.T. Kearney Ltd. and its affiliates. Mr. Spiesshofer was born in 1964 and is a German citizen.

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

        Jean-Christophe Deslarzes was appointed Chief Human Resources Officer and member of the Executive Committee in November 2013. From 2010 through 2013, he was the Chief Human Resources and Organization Officer of the Carrefour Group (France). From 2008 to 2010 he was President and CEO of the Downstream Aluminum Businesses of Rio Tinto (Canada). He was Senior Vice President Human Resources of Alcan Inc. (Canada) from 2006-2008 and in addition he co-led the integration of Rio Tinto and Alcan from 2007 to 2008. Between 1994 and 2006, he held various human resources and management roles with Alcan Inc. Mr. Deslarzes was born in 1963 and is a Swiss citizen.

        Diane de Saint Victor was appointed General Counsel and member of the Executive Committee in January 2007. In March 2013, she was appointed as a non-executive director of Barclays plc and Barclays Bank plc (both U.K.). From 2004 to 2006, she was general counsel of the Airbus Group (France/Germany). From 2003 to 2004, she was general counsel of SCA Hygiene Products (Germany). From 1993 to 2003, she held various legal positions with Honeywell International (France/Belgium). From 1988 to 1993, she held various legal positions with General Electric (U.S.). Ms. de Saint Victor was born in 1955 and is a French citizen.

        Pekka Tiitinen was appointed President of the Discrete Automation and Motion division and member of the Executive Committee in September 2013 and was named Head of Group Marketing & Sales in January 2015. In 2013, prior to joining the Executive Committee, Mr. Tiitinen was the head of ABB's drives and controls global business unit. From 2003 to 2012, Mr. Tiitinen was the head of ABB's low voltage drives global business unit and from 1990 to 2003, he held various management roles with ABB. Mr. Tiitinen was born in 1967 and is a Finnish citizen.

        Tarak Mehta was appointed President of the Low Voltage Products division and member of the Executive Committee in October 2010. From 2007 to 2010, he was head of ABB's transformers business. Between 1998 and 2006, he held several management positions with ABB. Mr. Mehta was born in 1966 and is a U.S. citizen.

        Peter Terwiesch was appointed President of the Process Automation division and member of the Executive Committee in January 2015. He is a member of the board of directors of Metall Zug AG (Switzerland). From 2011 to 2014, he was the head of ABB's Central Europe region. He was ABB's Chief Technology Officer from 2005 to 2011. From 1994 to 2005, he held several positions with ABB. Mr. Terwiesch was born in 1966 and is a Swiss and German citizen.

        Bernhard Jucker was appointed President of the Power Products division and member of the Executive Committee in January 2006. From 2003 to 2005, he was ABB's country manager for Germany. From 1980 to 2003, he held various positions in ABB. Mr. Jucker was born in 1954 and is a Swiss citizen.

        Claudio Facchin was appointed President of the Power Systems division and member of the Executive Committee in December 2013. From 2010 to 2013, Mr. Facchin was head of ABB's North Asia region. From 2004 to 2009, Mr. Facchin was the head of ABB's substations global business unit and from 1995 to 2004, he held various management roles with ABB. Mr. Facchin was born in 1965 and is an Italian citizen.

        Frank Duggan was appointed President of the Asia, Middle East and Africa region in January 2015 and has been a member of the Executive Committee since 2011. From 2011 to 2014, Mr. Duggan was the head of Global Markets as well as a member of the Executive Committee. From 2008 to 2014, he was also ABB's region manager for India, Middle East and Africa. From 2008 to 2011, he was ABB's country manager for the United Arab Emirates. Between 1986 and 2008, he held several management positions with ABB. Mr. Duggan was born in 1959 and is an Irish citizen.

        Greg Scheu was appointed President of the Americas region as well as Head of Group Service and Business Integration in January 2015 and has been a member of the Executive Committee since 2012. From 2013 to 2014, he was the Executive Committee member responsible for business integration, group service and North America. Mr. Scheu joined the Executive Committee as the member responsible for Marketing and Customer Solutions in May 2012. Mr. Scheu, a former executive of Rockwell International, joined ABB in 2001 and was responsible for the integration of both Baldor Electric Co. and Thomas & Betts into ABB. Mr. Scheu was born in 1961 and is a U.S. citizen.

        Veli-Matti Reinikkala was appointed President of the Europe region in January 2015 and has been a member of the Executive Committee since 2006. From 2006 to 2014, he was the Executive Committee member responsible for the Process Automation division. He is a member of the board of directors of UPM-Kymmene Corporation (Finland). In 2005, he was head of the Process Automation business area. From 1993 to 2005, he held several positions with ABB. Mr. Reinikkala was born in 1957 and is a Finnish citizen.

        Further information about the members of the Executive Committee can be found by clicking on the Executive Committee CV link at www.abb.com/about/corporate-governance

Executive Committee compensation and shareholdings

        Information about Executive Committee compensation and shareholdings can be found in the section titled "Compensation and share ownership tables" below.

Management contracts

        There are no management contracts between ABB and companies or natural persons not belonging to the ABB Group.

Business relationships

        This section describes important business relationships between ABB and its Board members, or companies and organizations represented by them. This determination has been made based on ABB Ltd's Related Party Transaction Policy. This policy is contained in the ABB Ltd Board Regulations & Corporate Governance Guidelines, a copy of which can be found in the section "Corporate governance—Further information on corporate governance" at www.abb.com/investorrelations

        Atlas Copco AB (Atlas Copco) is an important customer of ABB. ABB supplies Atlas Copco primarily with drives and motors through its Discrete Automation and Motion division. The total revenues recorded by ABB relating to business with Atlas Copco were approximately $61 million in 2014. Jacob Wallenberg was vice chairman of Atlas Copco until April 2012.

        ABB has an unsecured syndicated $2 billion revolving credit facility. As of December 31, 2014, SEB Skandinaviska Enskilda Banken AB (publ) (SEB) and Barclays Bank plc had each committed to approximately $74 million out of the $2 billion total. In addition, ABB has regular banking business with SEB and Barclays. Jacob Wallenberg was the vice chairman of SEB until March 2014 and Diane de Saint Victor is a non-executive director of Barclays Bank plc and Barclays plc (collectively, "Barclays").

        After comparing the share of revenues generated from ABB's business with Atlas Copco, and after reviewing the banking commitments of SEB and Barclays, the Board has determined that ABB's business relationships with those companies are not unusual in their nature or conditions and do not constitute material business relationships. As a result, the Board concluded that all members of the Board are considered to be independent directors. This determination was made in accordance with ABB Ltd's Related Party Transaction Policy which was prepared based on the Swiss Code of Best Practice for Corporate Governance and the independence criteria set forth in the corporate governance rules of the New York Stock Exchange.

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

Compensation highlights

New regulation in 2014

        ABB's Compensation report has been revised and expanded compared with previous years to address feedback from stakeholders and to reflect new regulation that requires, starting in 2015, shareholders of publicly listed companies in Switzerland to vote on compensation for the Board of Directors and executive management.

        The report has been prepared in accordance with applicable regulations, including the Swiss Code of Obligations, the Swiss Ordinance against Excessive Remuneration in Listed Companies Limited by Shares, and the rules of the stock markets where ABB's shares are listed in Switzerland, Sweden and the U.S. The report also fully adheres to the Swiss Code of Best Practice for Corporate Governance.

Key facts 2014

Table 1: Overview of total compensation (in CHF)

Board Term	2014-2015	2013-2014
Board of Directors	3,630,000	3,500,000
Calendar Year	2014	2013
Executive Committee	38,699,707	48,651,862

For a breakdown of total Board compensation by individual and component see "Table 3: Total compensation per Board member" in "Compensation in 2014" and "Table 9: Board compensation in 2014 and 2013" in "Compensation and share ownership tables". For EC compensation by individual and component see "Table 10: EC Compensation in 2014" and "Table 11: EC Compensation in 2013" in "Compensation and share ownership tables".

        For the 2014-2015 term of office, aggregate Board compensation increased by 3.7 percent, the first increase in seven years.

        The EC's total compensation was lower in 2014 than in 2013, due to the absence of special share grants in 2014, changes in the composition of the EC in 2013, and a below-target payout on short-term variable compensation of 85.8 percent in 2014 compared with 100 percent in 2013.

Revised compensation principles for 2015

        Based on the Next Level strategy launched in September 2014 and on the feedback received from stakeholders since the last AGM, the Board has revised the compensation principles. As of 2015, those principles are:

Linked and balanced	Compensation linked to the Next Level strategy and performance through ambitious objectives, robust performance monitoring and a sound balance between Group and individual performance
Competitive	Annual base salaries of top management set between market median and upper quartile in order to attract suitable talent
Performance driven	Ambitious targets set in the Group's planning processes, and variable pay aimed at upper quartile when these objectives are achieved
Comprehensive KPIs	All performance metrics support development of earnings per share and cash return on invested capital; and cover financial, operational, change and behavioral performance
Market tested	Compensation mix and levels tested annually against benchmarks that include selected ABB peers and appropriate markets

Principal refinements in ABB's executive compensation system as of 2015

        The Board has also refined various elements of EC compensation as of 2015, including:

  •
  a more comprehensive set of key performance indicators to drive the execution of the strategy and the creation of shareholder value;

  •
  in short-term variable compensation, a better balance between an individual's and the Group's performance. In addition, the Board will no longer have discretion over the size of the payout where the Group targets are exceeded; and

  •
  in long-term variable compensation, stronger performance considerations including more emphasis on the earnings-per-share development and the addition of a net income objective threshold as a vesting condition.

Components of EC compensation in 2015

        ABB's compensation structure is designed to be competitive in local labor markets, and to encourage executives to deliver outstanding results. Also, EC compensation is designed to be balanced in terms of fixed versus variable compensation and in terms of short- versus long-term incentives:

	Fixed compensation	Variable compensation
	Base salary	Short-term	Long-term
Purpose	Compensates executives based on their responsibilities, experience and skillset	Rewards performance against specific KPIs	Encourages creation of long-term, sustainable value for the shareholders
Performance influencing grant size or payout	Individual performance and behavior	Financial and non-financial corporate and individual performance	Corporate (also vs peers) and individual performance
Delivery	Cash	Cash	Shares and cash

Votes at 2015 AGM

        At the AGM in April 2015, ABB's shareholders will vote on maximum aggregate compensation to the Board for the term of office running from the AGM in 2015 until the AGM in 2016, and on maximum aggregate EC compensation for the calendar year 2016. In addition, shareholders will have a non-binding vote on the 2014 compensation report (see "Chart 7: Shareholders will have three separate votes on compensation at 2015 AGM" in "Revisions taking effect in 2015—Responding to shareholder expectations" below).

        In order to provide shareholders with information for these votes, this report includes a compensation outlook, in addition to the review of compensation in 2014. The report has three sections presenting:

  •
  the principles, governance and levels of Board and EC compensation in 2014;

  •
  the main changes to compensation governance and EC compensation as of 2015; and

  •
  tables of Board and EC compensation and share/option ownership in 2014 and 2013.

Compensation in 2014

Board compensation governance and levels

        In 2014, the CC was responsible for making recommendations to the Board on the level of compensation of Board members, while the Board took the final decisions.

Table 2: Clearly defined roles and responsibilities

The CC proposes the compensation both for the entire Board and its individual members; the Board takes the respective decisions.

        The Board and CC regularly benchmark the levels and mix of compensation of Board members against the compensation of non-executive board members of publicly traded companies in Switzerland that are part of the Swiss Market Index.

        In connection with the Board's decision to increase the number of its committees from two to three by splitting the GNCC, the Board revised its compensation structure. As a result, overall Board compensation for the 2014-2015 term of office increased 3.7 percent, the first increase since 2007.

        Board members are paid for their service over a 12-month period that starts with their election at the AGM. Payment is made in semi-annual installments. Board members do not receive pension benefits and are not eligible to participate in any of ABB's employee incentive programs.

        Half of each member's compensation is paid in the form of ABB shares, though Board members can choose to receive all of their compensation in shares. The shares are kept in a blocked account for three years. Departing Board members are entitled to the shares when they leave the company.

        The number of shares delivered is calculated prior to each semi-annual payment by dividing the sum to which the Board members are entitled by the average closing price of the ABB share over a predefined 30-day period.

        The Board is satisfied that the compensation structure aligns the interests of its members with those of ABB's shareholders.

        The compensation amounts per Board member for the 2014-2015 and 2013-2014 terms of office are shown below.

Table 3: Total compensation per Board member

Name	Function	Board term 2014 - 2015 CHF	Board term 2013 - 2014 CHF
Hubertus von Grünberg(1)	Chairman of the Board	1,200,000	1,200,000
Roger Agnelli(2)	Member of the Board	330,000	300,000
Matti Alahuhta(1)(4)	Member of the Board	320,000	—
Louis R. Hughes(2)	Member of the Board and Chairman of the Finance, Audit and Compliance Committee	400,000	400,000
Hans Ulrich Märki(3)(5)	Member of the Board and Chairman of the Governance, Nomination and Compensation Committee	—	400,000
Michel de Rosen(3)(6)	Member of the Board and Chairman of the Compensation Committee	350,000	300,000
Michael Treschow(1)(3)(6)	Member of the Board and Chairman of the Governance and Nomination Committee	380,000	300,000
Jacob Wallenberg(2)	Member of the Board	330,000	300,000
Ying Yeh(3)(6)	Member of the Board	320,000	300,000

Total		3,630,000	3,500,000

(1)
Member of the Governance and Nomination Committee since April 30, 2014.

(2)
Member of the Finance, Audit and Compliance Committee.

(3)
Member of the Governance, Nomination and Compensation Committee until April 30, 2014.

(4)
Elected as new Board member at ABB Ltd AGM on April 30, 2014.

(5)
Did not stand for re-election at ABB Ltd AGM on April 30, 2014.

(6)
Member of the Compensation Committee since April 30, 2014.

        For compensation amounts per Board member in the calendar years 2014 and 2013, see "Table 9: Board compensation in 2014 and 2013" in "Compensation and share ownership tables".

Executive Committee compensation

Principles and governance

        The Board considers the Group's compensation system to be an important factor in attracting, motivating and retaining people with the talent necessary to strengthen the company's position as a global leader in power and automation.

        The system therefore aims to provide compensation that is competitive in local labor markets and encourages employees to deliver outstanding results. At the same time, a balance between fixed and variable compensation and between short- and long-term incentives is designed to align the interests of employees with those of other stakeholders and ensure that performance is sustainable.

        For several years, executive compensation at ABB has been based on the principles that it should be market oriented and competitive, drive performance and reward the creation of shareholder value. Benchmarking ensured that compensation was at a level that would attract and retain the key talent that ABB needs to drive its success globally, and performance metrics including financial objectives, individual performance and behavior, and the evolution of the share price, determined the compensation levels in 2014.

        In addition, compensation elements were focused on rewarding the delivery of outstanding and sustainable results without inappropriate risk taking.

  (i) Alignment of strategy, performance and compensation

        The Board defines the ultimate direction of the business of ABB and regularly reviews progress on the strategy. Based on these reviews, the Board sets annual budgets and performance targets, and ensures that the company's compensation arrangements support implementation of the strategy and reflect performance.

Chart 1: Cycle of alignment by the Board of strategy, performance and compensation

  To effectively align strategy, performance and compensation, the target setting and review processes are directly linked to the financial and budget processes.

        The Board and its Compensation Committee (CC) have direct oversight of compensation principles and of executive compensation at ABB. The CC is responsible for developing the general compensation principles and practices of ABB and for recommending them to the full Board, which takes the final decisions (see "Table 4: The Board decides on EC compensation" in "—Annual reviews" below).

        The Board and CC drive and steer the continuous development of ABB's executive compensation system to ensure that it attracts, motivates and retains people with the talent necessary to strengthen the company's position as a global leader in power and automation.

        The CC, on behalf of the Board, regularly reviews the compensation policy and structure, and recommends to the Board specific proposals on executive compensation to ensure that they are consistent with ABB's compensation principles.

        Information on the meetings held in 2014 by the CC and its predecessor, the GNCC, can be found in section "Board of Directors—Meetings and attendance".

  (ii) Annual reviews

        Each year, the Board reviews the CEO's performance while the CEO reviews the performance of other EC members and makes recommendations to the CC on their individual compensation. For 2014, the full Board took the final decisions on compensation for all EC members, none of whom participated in the deliberations on their own compensation.

        The Board also sets the ABB annual objectives that determine short-term variable compensation, taking into account the recommendations of the CC.

        The Board sets the overall grant size of the Long-Term Incentive Plan (LTIP), the principal mechanism through which ABB encourages executives to create shareholder value over the long term, and approves the individual grants made to the CEO and other EC members.

Table 4: The Board decides on EC compensation

Compensation levels for the CEO are proposed by the CC, while those of the other EC members are proposed by the CEO. The Board is responsible for all approvals.

  (iii) Benchmarks

        ABB uses benchmarks and third-party consultants to evaluate positions throughout the company; assess the competitiveness of EC compensation levels; analyze market trends with regard to executive compensation design and mix; and provide advice on compensation.

        All senior positions in ABB have been evaluated using a consistent methodology developed by the Hay Group, whose job evaluation system is used by more than 10,000 companies around the world. This approach provides a meaningful, transparent and consistent basis for comparing compensation levels at ABB with those of equivalent jobs at other companies that have been evaluated using the same criteria.

        In 2014, the Board primarily used the General Pan-European Market data in Hay's annual Top Executive Compensation in Europe survey to set EC compensation, which was targeted to be above the median values for the market. Other indicators considered included Hay's data on the Swiss and European industry markets and on U.S. peers.

        Hostettler & Company (HCM), an independent consultant specializing in performance management and compensation, provides advice to the CC in the area of compensation. HCM has no other mandate with ABB.

Components of EC compensation

        ABB aims for total EC compensation to be competitive, as well as balanced in terms of fixed versus variable compensation and in terms of short- versus long-term incentives. It also aims to reflect performance considerations in each component of executive compensation, as shown in "Chart 2:

Linkage of EC compensation components to performance" below. The objective is to encourage outstanding performance that delivers sustainable results without excessive risk taking.

        In addition to the benchmarks mentioned above, the Board considered individual performance, experience, potential and the prevailing conditions in the market, when setting each EC member's compensation.

        The main components of executive compensation in 2014 were unchanged from the previous year and consisted of: cash compensation including base salary, short-term variable compensation, pension and other benefits; and share-based compensation in the form of grants under the LTIP.

Chart 2: Linkage of EC compensation components to performance

The compensation of EC members consists of a base salary and benefits, a short-term variable component dependent on annual performance objectives, and a long-term variable component.

  (i) Fixed compensation—Annual base salary and benefits

        The base salary for members of the EC is set taking into account positions of comparable responsibility outside ABB. When considering changes in base salary, the executive's performance during the preceding year against individual objectives is taken into account.

        Members of the EC received pension benefits, paid into the Swiss ABB Pension Fund and the ABB Supplementary Insurance Plans (the regulations are available at www.abbvorsorge.ch), except for one member who is covered under the plans of ABB Inc. in the U.S. The compensation of EC members also included social security contributions and other benefits, as outlined in "Table 10: EC compensation in 2014" in "Compensation and share ownership tables". Tax equalization was provided for EC members resident outside Switzerland to the extent that they were not able to claim a tax credit in their country of residence for income taxes they paid in Switzerland.

  (ii) Variable compensation

  (a) Short-term variable compensation

        Payment of the short-term variable component of compensation for 2014 was conditional on the fulfillment of predefined ABB performance objectives that were specific, quantifiable and challenging. The 2014 objectives, shown in "Table 5: Group-wide 2014 objectives and performance for short-term variable compensation" in "—Level of EC compensation—Short-term variable compensation" below, were aligned with strategic targets that had been communicated to shareholders.

        Fully achieving the objectives would have resulted in a payout equivalent to 150 percent of the base salary for the CEO and 100 percent of the base salary for other members of the EC. Underperformance would have resulted in a lower payout, or none at all if performance had been below the defined threshold for each of the objectives. If the objectives had been exceeded, the Board would have had the authority to approve a payout that was up to 50 percent higher, representing up to 225 percent of the base salary for the CEO and 150 percent of the base salary for other members of the EC.

  (b) Long-term variable compensation

        An important principle of executive compensation at ABB is that it should encourage EC members to drive the creation of long-term value for the company's shareholders in a sustainable way. Granted annually, LTIPs are the principal mechanism through which this is achieved.

        Under the terms and conditions of the LTIP, the Board decides whether EC members who leave the company before the end of the three-year period forfeit the unvested grant, or receive all or a portion of such grants. The Board also decides whether to grant LTIPs to new participants or change the size of an LTIP grant to an existing participant for up to six months after the launch of a plan, if the existing participant's responsibilities change. These Board decisions are made taking into account the recommendations of the CC.

        The LTIP granted in 2014 comprised a performance component and a retention component. Their proportions in relation to the base salary are explained in "—Level of EC Compensation" below.

  (b.1) Performance component

        The performance component of the plan is designed to reward participants for increasing earnings per share(1) (EPS) over a three-year period.

        The payout is based on ABB's weighted cumulative EPS performance against predefined objectives. This EPS objective is primarily based on an investor's perspective and is derived taking into account the growth expectations, risk profiles, investment levels and profitability levels that are typical for the industry (ie, outside-in view). The EPS target-setting process assumes that investors expect a risk-adjusted return on their investment which is based on market value (and not book value), and translates such expected returns over a three-year period into EPS targets. The weighted cumulative EPS result is calculated as 33 percent of EPS in the first year plus 67 percent of EPS in the second year plus 100 percent of EPS in the third year. There is no payout if the lower threshold is not reached and payout is capped at 200 percent of the reference number of shares conditionally granted if performance exceeds the upper threshold. The payout percentages are shown in "Chart 3: Alignment with shareholders by linking payout of performance component to EPS development" below. The payout at the end of the three-year period, if any, will be made in cash.

(1)
Earnings per share is defined in the terms of the LTIP as diluted earnings per share attributable to ABB shareholders calculated using Income from continuing operations, net of tax, unless the Board decides to calculate using Net income for a particular year.

Chart 3: Alignment with shareholders by linking payout of performance component to EPS development

The LTIP rewards participants for increasing EPS over a three-year period. The payout of the performance component is based on ABB's weighted cumulative EPS performance against predefined objectives.

  (b.2) Retention component

        This component of the LTIP granted in 2014 aimed to retain executives at ABB. Members of the EC were conditionally granted shares, which are delivered at the end of the vesting period generally three years from grant date, subject to fulfillment of the vesting conditions, which required them to be employed by ABB as of the vesting date.

        Upon vesting, EC members will receive 70 percent of the payout in shares and the remainder in cash, unless they elect to receive 100 percent in shares.

  (b.3) Share delivery under LTIP

        Shares under our LTIP are typically delivered from treasury shares. Our contingent share capital, together with our treasury shares, is used to cover our obligations in connection with our share plans, including our conditional share grants under the LTIP. In addition, the Board has determined that any dilution of shareholders in connection with LTIP share deliveries shall not exceed 1 percent annually.

  (b.4) Vesting in 2014 of performance component of 2011 LTIP

        There was no payout for the performance component of the 2011 LTIP that vested in 2014. This was the last LTIP in which the value created for the company's shareholders was measured in terms of total shareholder return, which is the percentage change in the value of the ABB share plus dividends over a three-year period relative to a specific group of peers. EPS was adopted as the relevant measure for the performance component of LTIP launches beginning in 2012.

Level of EC compensation

  (i) Overview

        There were no changes to the composition of the EC during 2014, nor to the design and mix of compensation. Due mainly to factors in 2013 that were not repeated in 2014, total EC compensation was lower in 2014 than in the previous year. For a breakdown of compensation by individual and component in each of these years, see "Table 10: EC compensation in 2014" and "Table 11: EC compensation in 2013" in "Compensation and share ownership tables".

        Total cash-based compensation was 25.8 million Swiss francs in 2014 compared with 29.0 million Swiss francs in 2013. The difference is mainly attributable to ABB not achieving the target performance in some of the 2014 objectives for short-term variable compensation.

        Share-based compensation was 12.9 million Swiss francs in 2014 compared with 19.7 million Swiss francs in 2013. The difference is mainly attributable to the absence of special share-based grants in 2014 and changes in the composition of the EC during 2013.

        In 2014, fixed compensation represented 33 percent of the CEO's compensation and an average of 46 percent for the other EC members. The ratio of fixed to variable components in any given year will depend on the performance of the individuals and of the company against predefined ABB performance objectives.

  (ii) Base salary and benefits

        The base salary and benefits are fixed elements of the annual EC compensation packages, while the other components are variable. The benefits consist primarily of pension contributions. Other benefits comprise mainly social security and health insurance contributions.

  (iii) Short-term variable compensation

        Although the company exceeded the short-term objectives for orders, cost savings and Net Promoter Score (NPS) set by the Board, it was below target but above threshold on revenues, operational EBITDA and operating cash flow (see "Table 5: Group-wide 2014 objectives and performance for short-term variable compensation" below). This resulted in a payout of 85.8 percent of the target short-term compensation, compared with 100 percent in 2013.

Table 5: Group-wide 2014 objectives and performance for short-term variable compensation

(1)
The financial objectives exclude the impact of currency fluctuations, major acquisitions and divestments, and the impact of discontinued operations where appropriate.

(2)
See definition in "Note 23 Operating segment and geographic data" to ABB's Consolidated Financial Statements.

(3)
Operating cash flow is defined as net cash provided by operating activities, reversing the cash impact of interest, taxes, restructuring-related activities and one-time pension contributions.

(4)
Net Promoter Score (NPS) is a metric based on dividing customers into three categories: Promoters, Passives, and Detractors. This is achieved by asking customers in a one-question survey whether they would recommend ABB to a colleague. In 2014, ABB had a target to increase the proportion of countries that have improved their NPS compared to the previous year.

Short-term variable compensation payout is dependent on performance.

  (iv) Long-term variable compensation

  (a) Performance component

        At the launch of the 2014 LTIP, participants were allocated a reference number of conditionally granted shares for the performance component that was equivalent to 67 percent of base salary for the CEO (compared with 100 percent for the previous CEO in 2012) and 42 percent for the other members of the EC.

        The performance component of LTIP is valued at the grant date using the ABB share price and Monte Carlo modeling, a mathematical technique that calculates a range of outcomes and the probability that they will occur. The model is an accepted simulation method under U.S. generally accepted accounting principles (U.S. GAAP—the accounting standard used by ABB).

  (b) Retention component

        For the retention component in 2014, the reference grant size for the CEO was equivalent to 100 percent of base salary. The other EC members received a grant from a pool whose reference size was equivalent to 65 percent of their combined base salaries.

        The reference grant size for the CEO and the pool for the other EC members for any particular launch can each be increased or decreased by the Board by up to 25 percent, based on an assessment of ABB's performance against its peers over the three years preceding the launch of the plan. In 2014, the Board assessed ABB's 2011-2013 performance on: revenue growth, cash return on invested capital, EBITDA margin, share price development, share price to earnings ratio, NPS development, integrity and safety performance.

        Based on the strong NPS development, revenue growth and cash return ratios identified in the assessment, and on a significant improvement in integrity processes, the Board increased the reference grant size of the retention component in the 2014 LTIP launch by 22 percent in aggregate for all EC participants.

        The Board allocated shares from this pool to each individual EC member, based on an assessment of their individual performance in 2013. The number of shares conditionally granted to EC members under LTIP during 2014 is included in "Table 14: LTIP grants in 2014" in "Compensation and share ownership tables" below.

  (v) Other compensation

        Members of the EC are eligible to participate in the Employee Share Acquisition Plan (ESAP), a savings plan based on stock options, which is open to employees around the world. Seven members of the EC participated in the 11th annual launch of the plan. EC members who participated in that launch are each entitled to acquire up to 480 ABB shares at 20.97 Swiss francs per share, the market share price at the start of that launch.

        For a more detailed description of ESAP, please refer to "Note 18 Share-based payment arrangements" to ABB's Consolidated Financial Statements.

  (vi) Compensation of former EC members

        Furthermore, in 2014, certain former EC members received contractual compensation for the period after leaving the EC. The compensation included the base salary, benefits and short-term variable compensation for 2014. The compensation is shown gross (i.e., before deduction of employee's social insurance and pension contributions) in "Table 12: Compensation to former EC members in

2014" in "Compensation and share ownership tables". Compensation to former EC members in 2013 is shown in "Table 13: Compensation to former EC members in 2013" in "Compensation and share ownership tables".

Share ownership and severance provisions

  (i) Share ownership requirement

        To further strengthen the alignment of executives' interests with those of shareholders, EC members are required to build up a holding of ABB shares that is equivalent to a multiple of their base salary, as set out below:

Table 6: Share ownership requirements for EC members

Chief Executive Officer	5 × base salary
Other EC members	4 × base salary

        Only shares owned by an EC member and the member's spouse are included in the share ownership calculation. Vested and unvested options are excluded.

        As the level of the shareholding requirement is high relative to market practice, the Board has determined that members of the EC should aim to reach these multiples within five years of their appointment. The CC reviews the status of EC share ownership on an annual basis. It also reviews the required shareholding amounts annually, based on salary and expected share price developments.

  (ii) Notice and severance provisions

        Employment contracts for EC members contain notice periods of 12 months, during which they are entitled to compensation comprising their base salary, benefits and short-term variable compensation. Since January 1, 2013, contracts for new EC members no longer include a provision extending compensation for up to 12 additional months if their employment is terminated by ABB and if they do not find alternative employment within the notice period that pays at least 70 percent of their compensation. In accordance with Swiss law and ABB's Articles of Incorporation, the contracts for the other EC members will be amended in 2015 to exclude this provision.

Additional information about 2014

Additional compensation information

        In 2014, ABB did not pay any fees or compensation to the members of the Board or the EC for services rendered to ABB other than those disclosed above. Except as disclosed in the section "Business relationships" above, ABB did not pay any additional fees or compensation in 2014 to persons closely linked to a member of the Board or the EC for services rendered to ABB.

        Except as disclosed in "Table 12: Compensation to former EC members in 2014" in "Compensation and share ownership tables" below, ABB did not make any payments in 2014 to former members of the Board or the EC in connection with such roles.

        Following the spirit of ABB's compensation policy, none of ABB's Board members, EC members or members of senior management receives "golden parachutes" or other special benefits in the event of a change of control. No loans or guarantees were granted to members of the Board or the EC in 2014.

Holdings of ABB shares

        The members of the Board and EC owned less than 1 percent of ABB's total shares outstanding as of December 31, 2014.

        "Table 16: Board ownership of ABB shares" in "Compensation and share ownership tables" shows the number of ABB shares held by each Board member as of December 31, 2014, and 2013. Except as described in this table, no member of the Board and no person closely linked to a member of the Board held any shares of ABB or options in ABB shares.

        As of December 31, 2014, members of the EC held ABB shares (or American Depositary Shares—ADS—representing such shares), the conditional rights to receive shares under the LTIP, options (either vested or unvested as indicated) under the Management Incentive Plan (MIP), and unvested shares in respect of other compensation arrangements, as shown in "Table 17: EC ownership of ABB shares and options as of December 31, 2014" in "Compensation and share ownership tables". Their holdings as of December 31, 2013, are shown in "Table 18: EC ownership of ABB shares and options as of December 31, 2013" in "Compensation and share ownership tables".

        Furthermore, as of December 31, 2014, members of the EC held warrant appreciation rights (WARs) and conditionally granted ABB shares under the performance component of the LTIP 2014, 2013 and 2012, which at the time of vesting will be settled in cash, as shown in "Table 19: EC ownership of WARs and conditionally granted ABB shares (all cash-settled) as of December 31, 2014" in "Compensation and share ownership tables". Their equivalent holdings as of December 31, 2013, are shown in "Table 20: EC ownership of WARs and conditionally granted ABB shares (all cash-settled) as of December 31, 2013" in "Compensation and share ownership tables".

        Members of the EC cannot participate in the MIP. Any MIP instruments held by EC members were awarded to them as part of the compensation they received in earlier roles that they held in ABB.

        Except as described in Tables 17 ("EC ownership of ABB shares and options as of December 31, 2014"), 18 ("EC ownership of ABB shares and options as of December 31, 2013"), 19 ("EC ownership of WARs and conditionally granted ABB shares (all cash-settled) as of December 31, 2014") and 20 ("EC ownership of WARs and conditionally granted ABB shares (all cash-settled) as of December 31, 2013") in "Compensation and share ownership tables", no member of the EC and no person closely linked to a member of the EC held any shares of ABB or options on ABB shares as of December 31, 2014 and 2013.

Revisions taking effect in 2015

        Effective as of 2015, the Board is modifying ABB's compensation system to reflect valuable feedback from our stakeholders and to align it with the Next Level strategy presented in September 2014.

        In addition changes were made to ABB's Articles of Incorporation at the 2014 AGM to reflect a change in Swiss law giving shareholders a greater say on Board and executive compensation. These changes include the right to elect the members of the CC as well as to approve the maximum aggregate amounts of Board and EC compensation.

Changes to compensation governance

        Starting in 2015, the process for approval of maximum aggregate compensation of each of the Board and the EC will be as follows:

Table 7: Shareholders vote on maximum aggregate compensation of both Board and EC

The table shows the new levels of decision-making authority as of 2015. Up to and including 2014, the Board took the final decision on the level of compensation for its members and the EC, as illustrated in "Table 2: Clearly defined roles and responsibilities" and "Table 4: The Board decides on EC compensation" in "Compensation in 2014".

        The Board's proposals to shareholders at the 2015 AGM will relate to compensation in the 12 months following the AGM for the Board and in the calendar year 2016 for the EC. The Board will propose a fixed level of compensation for its own members. For the EC, the Board will propose a compensation package in which some components are dependent on performance.

        The EC's maximum aggregate compensation for 2016 will consist of the total base salary and benefits of its members, the maximum possible payout of the short-term variable compensation component, and the value of the maximum possible LTIP grant calculated according to the method described in "—Executive Committee compensation—Level of EC Compensation" above.

        Shareholders will have a non-binding, consultative vote on ABB's Compensation report for 2014.

Changes to executive compensation structure

Guiding principles

        The new executive compensation system is designed to support the achievement of financial targets and improvements in key operations, and to drive focused change and the related leadership behaviors required.

        To help achieve these goals, the Board has further developed ABB's key principles of executive compensation:

  •
  Linked and balanced:  Compensation is linked to the Next Level strategy and performance through ambitious objectives, robust performance monitoring and a sound balance between Group and individual performance

  •
  Competitive:  Annual base salaries of top management are set between the market median and upper quartile in order to attract suitable talent

  •
  Performance driven:  Ambitious objectives are set in ABB's planning processes, and variable pay is aimed at the upper quartile level when these objectives are met

  •
  Comprehensive KPIs:  All performance metrics support the development of earnings per share and cash return on invested capital, and cover financial, operational, change and behavioral performance

  •
  Market tested:  Compensation mix and levels are tested annually against benchmarks that include selected ABB peers and appropriate markets in which the company operates

        These principles represent an evolution of the principles that governed executive compensation at ABB until 2014 (see "—Executive Committee compensation—Principles and governance" above), and their adaptation to the requirements of the company's new strategic objectives.

Compensation link with Next Level strategy and performance

        Following the revision of the key principles of executive compensation, the Board has changed the design of certain elements to strengthen the focus on performance that directly supports the Next Level strategy's goals. The system therefore places greater emphasis on an individual's objectives than in the past, and introduces a broader set of performance metrics (see "Chart 4: Short-term variable compensation linked to clearly defined objectives" below). These changes will help management ensure that the results are achieved in a sustainable way.

  (i) Base salary

        The annual review of individual performance assesses each EC member's results and behavior with respect to the Next Level strategy's objectives.

  (ii) Short-term variable compensation

        Formerly based entirely on ABB Group's performance, short-term variable compensation for each EC member will from 2015 be based on a balance between the Group's results and the member's individual performance. The change reflects the Board's aim to align incentives more closely to the role of each EC member in implementing the Next Level strategy in his or her areas of responsibility, to strengthen rewards for outstanding individual performance, and to achieve a better balance in compensation between company and individual performance.

        Individual objectives will cover key performance indicators that go beyond the Group's results. They will include metrics that help the management to assess whether the results are achieved in a sustainable way, and with the appropriate processes and changes required to deliver the intended long-term results. These individual objectives will include the following types of objectives aligned with the Next Level strategy:

Financial	Operational
e.g., drivers of earnings per share and cash return on invested capital	e.g., improvements in costs, cash, customer satisfaction and safety

Change	Leadership
e.g., contribution to implementation of the Next Level strategy and its attendant change programs	e.g., behavior that supports strategic direction

        Payment will continue to be conditional on the fulfillment of predefined annual objectives that are specific and challenging. Performance that is below these objectives results in a lower payout, or none at all if performance is below a certain threshold. If the objectives are exceeded, the payout may be up to 50 percent higher. However, the short-term variable compensation payout for 2015 will be directly proportional to the degree of performance achieved up to the level at which it is capped. Previously, the size of the payout for exceeding the objectives was at the Board's discretion, up to the cap of 150 percent.

Chart 4: Short-term variable compensation linked to clearly defined objectives

The short-term variable compensation component will be based on a balance between Group and individual performance as of 2015. Payout, if any, is proportional to the calculated performance up to the level at which it is capped.

  (iii) Long-term variable compensation

        ABB has also revised the structure of LTIP, starting with the plan to be launched in 2015, to improve the emphasis on performance measures (see "Table 8: LTIP components with increased emphasis on performance" below).

  (a) Performance component 1 (P1)

        The size of this component at the grant date will continue to depend on ABB's performance in the preceding three years and on the individual's performance in the preceding year, but its weighting has been reduced to 50 percent from 60 percent. The vesting of this component is subject to ABB achieving a net income threshold in the financial year prior to the year in which the plan vests.

        This component will continue to be settled in shares (70 percent) and cash (30 percent), although beneficiaries can elect to receive 100 percent in shares.

  (b) Performance component 2 (P2)

        The component based on earnings-per-share performance has been given a larger weighting of 50 percent (previously 40 percent).

        This component, previously settled in cash, will be settled in shares (70 percent) and cash (30 percent), although beneficiaries can elect to receive 100 percent in shares, to further strengthen the alignment of EC members' interests with those of shareholders.

Table 8: LTIP components with increased emphasis on performance

Design up to 2014	Retention component…	Performance component…
Weighting	60%	40%
Delivery	Shares and cash	Cash
Design as of 2015	…becomes Performance component 1 (P1)	…becomes Performance component 2 (P2)
Weighting	50%	50%
Delivery	Shares and cash	Shares and cash

As of 2015 the weighting of the component based on EPS performance has been increased and a net income threshold has been introduced for the other component. More of the LTIP will be settled in shares to better align the interests of EC members with those of shareholders.

Illustration of compensation amounts in 2014, 2015 and 2016

  (i) Relative size of compensation components

        The components of EC compensation can vary in size. "Chart 5: Size of compensation components under different scenarios" below shows the relative proportions of the components under minimum, target and maximum scenarios under the revised EC compensation system taking effect in 2015.

Chart 5: Size of compensation components under different scenarios

  (ii) Considerations in shareholder proposal

        "Chart 6: Overview of considerations in calculation of maximum aggregate EC compensation" illustrates the considerations in the proposal for the maximum aggregate compensation for the EC for 2016, which will be submitted to shareholders for their approval at the 2015 AGM.

Chart 6: Overview of considerations in calculation of maximum aggregate EC compensation

        The maximum aggregate compensation amount submitted to shareholders for approval will almost always be higher than the actual payout, as it must cover the potential maximum value of each component of compensation.

Responding to shareholder expectations

        The new design of executive compensation described above is the outcome of a thorough review of stakeholder expectations undertaken by the CC and the Board. It takes into account the feedback provided in dialogue with stakeholders as well as the goals of a new strategy fully focused on delivering value for shareholders in the form of higher earnings per share and cash return on invested capital.

        Our independent consultant and the use of benchmarks have helped to ensure that the revised system is also well-aligned with practices at ABB's peers and other companies of similar size operating in comparable markets.

        With its stronger emphasis on performance, on a balance of Group and individual objectives, on behavioral change and on metrics that directly reflect the Next Level strategy's goals, the Board believes that the new system of executive compensation is fully aligned with the interests of ABB's shareholders.

        Finally, the Swiss Ordinance against Excessive Remuneration in Listed Companies Limited by Shares means ABB's shareholders will have greater influence on compensation, as illustrated below.

Chart 7: Shareholders will have three separate votes on compensation at 2015 AGM

At the 2015 AGM there will be separate binding votes on maximum aggregate compensation for the Board in its 2015-2016 term of office and on maximum aggregate compensation for the EC in 2016. There will also be a non-binding vote on the 2014 Compensation report.

Compensation and share ownership tables

Table 9: Board compensation in 2014 and 2013

		Paid in 2014					Paid in 2013
		November Board term 2014 - 2015		May Board term 2013 - 2014			November Board term 2013 - 2014		May Board term 2012 - 2013
Name	Function	Settled in cash(1)	Settled in shares— number of shares received(2)	Settled in cash(1)	Settled in shares— number of shares received(2)	Total compensation paid in 2014(3)(4)(5)	Settled in cash(1)	Settled in shares— number of shares received(2)	Settled in cash(1)	Settled in shares— number of shares received(2)	Total compensation paid in 2013(4)(5)
		CHF		CHF		CHF	CHF		CHF		CHF
Hubertus von Grünberg(6)	Chairman of the Board	—	20,976	—	19,563	1,200,000	—	19,616	—	19,739	1,200,000
Roger Agnelli(7)	Member of the Board	82,500	2,779	75,000	2,359	315,000	75,000	2,419	75,000	2,442	300,000
Matti Alahuhta(6)(8)	Member of the Board	80,000	2,912	—	—	160,000	—	—	—	—	—
Louis R. Hughes(7)	Member of the Board and Chairman of the Finance, Audit and Compliance Committee	100,000	3,417	100,000	3,172	400,000	100,000	3,233	100,000	3,264	400,000
Hans Ulrich Märki(9)(10)	Member of the Board and Chairman of the Governance, Nomination and Compensation Committee	—	—	—	8,229	200,000	—	8,966	—	9,018	400,000
Michel de Rosen(9)(11)	Member of the Board and Chairman of the Compensation Committee	87,500	3,185	75,000	2,547	325,000	75,000	2,629	75,000	2,646	300,000
Michael Treschow(6)(9)(11)	Member of the Board and Chairman of the Governance and Nomination Committee	95,000	3,458	75,000	2,547	340,000	75,000	2,629	75,000	2,647	300,000
Jacob Wallenberg(7)	Member of the Board	82,500	3,003	75,000	2,547	315,000	75,000	2,629	75,000	2,647	300,000
Ying Yeh(9)(11)	Member of the Board	80,000	2,736	75,000	2,391	310,000	75,000	2,460	75,000	2,474	300,000

Total		607,500	42,466	475,000	43,355	3,565,000	475,000	44,581	475,000	44,877	3,500,000

(1)
Represents gross amounts paid, prior to deductions for social security, withholding tax etc.

(2)
Number of shares per Board member is calculated based on net amount due after deductions for social security, withholding tax etc.

(3)
For the 2014-2015 Board term, all members elected to receive 50% of their gross compensation in the form of ABB shares, except for Hubertus von Grünberg who elected to receive 100%.

(4)
For the 2013-2014 and 2012-2013 Board terms, all members elected to receive 50% of their gross compensation in the form of ABB shares, except for Hubertus von Grünberg and Hans Ulrich Märki who elected to receive 100%.

(5)
In addition to the Board remuneration stated in the above table, the Company paid in 2014 and 2013, CHF 664,870 and CHF 147,290, respectively, in related social security payments. The increase in 2014 compared to 2013 was primarily related to the reassessment and settlement of social security payments in various jurisdictions.

(6)
Member of the Governance and Nomination Committee since April 30, 2014.

(7)
Member of the Finance, Audit and Compliance Committee.

(8)
Elected as new Board member at ABB Ltd AGM on April 30, 2014.

(9)
Member of the Governance, Nomination and Compensation Committee until April 30, 2014.

(10)
Did not stand for re-election at ABB Ltd AGM on April 30, 2014.

(11)
Member of the Compensation Committee since April 30, 2014.

Table 10: EC compensation in 2014

Name	Base salary	Short-term variable compensation(1)	Pension benefits	Other benefits(2)	2014 Total cash-based compensation	Estimated value of share-based grants under the LTIP in 2014(3)	2014 Total (incl. conditional share-based grants)
	CHF	CHF	CHF	CHF	CHF	CHF	CHF
Ulrich Spiesshofer(4)	1,600,004	2,059,200	265,325	633,857	4,558,386	3,020,437	7,578,823
Eric Elzvik	850,007	729,300	264,591	287,769	2,131,667	991,551	3,123,218
Jean-Christophe Deslarzes	850,007	729,300	251,106	280,473	2,110,886	991,551	3,102,437
Diane de Saint Victor	1,000,001	858,000	287,455	410,421	2,555,877	1,166,531	3,722,408
Frank Duggan(5)	748,145	641,908	328,518	607,503	2,326,074	894,155	3,220,229
Greg Scheu(6)	792,670	680,111	7,719	192,980	1,673,480	849,085	2,522,565
Pekka Tiitinen	700,001	600,600	228,045	192,747	1,721,393	816,592	2,537,985
Tarak Mehta	794,426	686,400	235,777	622,037	2,338,640	1,053,812	3,392,452
Veli-Matti Reinikkala	770,006	660,660	275,328	303,877	2,009,871	898,250	2,908,121
Bernhard Jucker	969,009	831,402	291,729	510,281	2,602,421	1,250,933	3,853,354
Claudio Facchin	700,001	600,600	236,951	263,397	1,800,949	937,166	2,738,115

Total current Executive Committee members as of December 31, 2014	9,774,277	9,077,481	2,672,544	4,305,342	25,829,644	12,870,063	38,699,707

(1)
Represents accruals of the short-term variable compensation for the year 2014 for all EC members, which will be paid in 2015, after the publication of the financial results. Short-term variable compensation is linked to the objectives defined in the ABB Group's scorecard. Upon full achievement of these objectives, the short-term variable compensation of the CEO corresponds to 150 percent of his base salary, while for all other EC members it represents 100 percent of their respective base salary.

(2)
Other benefits comprise payments related to social security, health insurance, children's education, transportation, tax advice and certain other items.

(3)
At the day of vesting (August 12, 2017), the value of the share-based awards granted under the LTIP may vary from the above numbers due to changes in ABB's share price and the outcome of the performance (earnings per share) parameter. The LTIP is also subject to service conditions. The estimated values have been calculated using the market value of the ABB share on the day of grant and additionally, in the case of the performance component of the LTIP, the Monte Carlo simulation model.

(4)
The above compensation figures for Ulrich Spiesshofer represent compensation in respect to his first full calendar year of service as CEO. His annual base salary remained unchanged at CHF 1,600,000.

(5)
Frank Duggan received 20 percent of his base salary in AED and 80 percent in EUR at a fixed AED/EUR exchange rate for the period January to December 2014. All AED amounts were converted into Swiss francs at a rate of CHF 0.2694219 per AED.

(6)
Greg Scheu received 100 percent of his base salary in USD. All USD amounts were converted into Swiss francs using a rate of CHF 0.9896 per USD.

Table 11: EC compensation in 2013

Name	Base salary	Short-term variable compensation(1)	Pension benefits	Other benefits(2)	2013 Total cash-based compensation	Estimated value of share-based grants under the LTIP in 2013(3)	Estimated value of replacement and special share- based grants in 2013(3)	2013 Total (incl. conditional share-based grants)
	CHF	CHF	CHF	CHF	CHF	CHF	CHF	CHF
Ulrich Spiesshofer (appointed CEO as of September 15, 2013)(4)	1,097,346	1,336,375	247,293	232,225	2,913,239	2,859,135	—	5,772,374
Eric Elzvik (joined the EC on February 1, 2013)	779,173	779,167	238,437	228,478	2,025,255	981,672	—	3,006,927
Jean-Christophe Deslarzes (joined ABB on November 15, 2013)(5)	107,938	108,611	20,557	26,576	263,682	991,307	3,381,127	4,636,116
Diane de Saint Victor(6)	1,000,001	1,000,000	283,181	196,137	2,479,319	1,154,907	3,142,500	6,776,726
Frank Duggan(7)	666,322	676,257	322,308	634,447	2,299,334	910,437	—	3,209,771
Greg Scheu(8)	731,259	742,500	251,428	341,149	2,066,336	881,952	—	2,948,288
Pekka Tiitinen (joined the EC on September 15, 2013)	206,508	206,111	55,892	49,545	518,056	801,222	—	1,319,278
Tarak Mehta	760,424	766,500	230,159	363,814	2,120,897	910,437	—	3,031,334
Veli-Matti Reinikkala	770,006	770,000	270,799	204,648	2,015,453	585,598	—	2,601,051
Bernhard Jucker	965,842	969,000	287,455	239,366	2,461,663	1,246,516	—	3,708,179
Claudio Facchin (joined the EC on December 1, 2013)	58,334	58,334	19,373	3,790	139,831	816,396	—	956,227

Total current Executive Committee members as of December 31, 2013	7,143,153	7,412,855	2,226,882	2,520,175	19,303,065	12,139,579	6,523,627	37,966,271

Joe Hogan (CEO until September 15, 2013)(9)	1,423,758	2,135,625	207,007	948,293	4,714,683	—	—	4,714,683
Michel Demaré (CFO until January 31, 2013)(9)	100,001	100,000	23,154	9,618	232,773	—	—	232,773
Gary Steel (EC member until November 15, 2013)(9)	704,376	704,375	255,253	202,724	1,866,728	—	—	1,866,728
Prith Banerjee (EC member until May 31, 2013)(9)	291,667	218,750	101,173	233,192	844,782	—	—	844,782
Brice Koch (EC member until November 30, 2013)(9)	773,285	776,050	221,812	249,888	2,021,035	1,005,590	—	3,026,625

Total former Executive Committee members as of December 31, 2013	3,293,087	3,934,800	808,399	1,643,715	9,680,001	1,005,590	—	10,685,591

Total	10,436,240	11,347,655	3,035,281	4,163,890	28,983,066	13,145,169	6,523,627	48,651,862

(1)
Represents accruals of the short-term variable compensation for the year 2013 for all EC members, except for Prith Banerjee, who received, in May 2013, a pro-rata short-term variable compensation payment covering his period of service as an EC member in 2013. For all other EC members, the short-term variable compensation was paid in 2014, after the publication of the final results. Short-term variable compensation is linked to the objectives defined in the ABB Group's scorecard. Upon full achievement of these objectives, the short-term variable compensation of the CEO corresponds to 150 percent of his base salary, while for all other EC members it represents 100 percent of their respective base salary.

(2)
Other benefits comprise payments related to social security, health insurance, children's education, transportation, tax advice and certain other items.

(3)
At the day of vesting (June 5, 2016), the value of the share-based awards granted under the LTIP may vary from the above numbers due to changes in ABB's share price and the outcome of the performance (earnings per share) parameter. The LTIP is also subject to service conditions, while the other share-based awards are subject to service and/or other conditions. The above amounts have been calculated using the market value of the ABB share on the day of grant and additionally, in the case of the performance component of the LTIP, the Monte Carlo simulation model.

(4)
The above compensation figures for Ulrich Spiesshofer represent compensation for the period January 1 to September 14, 2013, in his capacity as Head of the Discrete Automation and Motion division and thereafter as Chief Executive Officer. His annual base salary as CEO is CHF 1,600,000.

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

(9)
The compensation of former EC members was for their period of service as an EC member during 2013.

Table 12: Compensation to former EC members in 2014

Name	Base salary	Short-term variable compensation(1)	Pension benefits	Other benefits(2)	2014 Total cash-based compensation
	CHF	CHF	CHF	CHF	CHF
Joe Hogan (CEO until September 15, 2013)(3)	502,503	753,750	74,194	1,126,823	2,457,270
Michel Demaré (CFO until January 31, 2013)(4)	—	—	—	186,950	186,950
Gary Steel (EC member until November 15, 2013)(4)	422,515	—	121,549	402,535	946,599
Brice Koch (EC member until November 30, 2013)(4)	33,785	35,250	20,547	179,815	269,397
Prith Banerjee (EC member until May 31, 2013)(5)	—	—	—	2,700	2,700

Total	958,803	789,000	216,290	1,898,823	3,862,916

(1)
The short-term variable compensation was paid in 2014 at the time of departure from ABB.

(2)
Other benefits comprise payments related to social security, health insurance, children's education, transportation, tax advice and certain other items.

(3)
The compensation of Joe Hogan was for the period January 1 to March 31, 2014, during which he was acting as a Senior Adviser to the ABB Board.

(4)
The compensation of Michel Demaré, Gary Steel and Brice Koch represents contractual obligations of ABB to those individuals in 2014, up to the time of their departure from ABB.

(5)
Prith Banerjee received tax advice related to his period of employment with ABB.

Table 13: Compensation to former EC members in 2013

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

(1)
The short-term variable compensation was paid in 2014, after the publication of the financial results.

(2)
Other benefits comprise payments related to social security, health insurance, children's education, transportation, tax advice and certain other items.

(3)
The above compensation figures of Joe Hogan represent compensation for the period September 16 to December 31, 2013, during which he was acting as a Senior Adviser to the ABB Board.

(4)
The above compensation figures of Michel Demaré, Gary Steel and Brice Koch represent contractual compensation for the period following their departure from the EC up to December 31, 2013.

Table 14: LTIP grants in 2014

Name	Reference number of shares under the performance component of the 2014 launch of the LTIP(1)(4)	Total estimated value of share-based grants under the performance component of the LTIP in 2014(2)	Number of retention shares granted under the 2014 launch of the LTIP(1)(3)	Total estimated value of share-based grants under the retention component of the LTIP in 2014(2)	Total number of shares granted under the 2014 launch of the LTIP(1)	Total estimated value of share-based grants under the LTIP in 2014(2)
		CHF		CHF		CHF
Ulrich Spiesshofer	51,489	1,110,670	93,846	1,909,767	145,335	3,020,437
Eric Elzvik	17,147	369,878	30,549	621,673	47,696	991,551
Jean-Christophe Deslarzes	17,147	369,878	30,549	621,673	47,696	991,551
Diane de Saint Victor	20,173	435,152	35,940	731,379	56,113	1,166,531
Frank Duggan	15,463	333,553	27,548	560,602	43,011	894,155
Greg Scheu	14,684	316,749	26,159	532,336	40,843	849,085
Pekka Tiitinen	14,122	304,626	25,158	511,966	39,280	816,592
Tarak Mehta	16,139	348,135	34,677	705,677	50,816	1,053,812
Veli-Matti Reinikkala	15,534	335,084	27,674	563,166	43,208	898,250
Bernhard Jucker	19,548	421,670	40,750	829,263	60,298	1,250,933
Claudio Facchin	14,122	304,626	31,083	632,540	45,205	937,166

Total Executive Committee members as of December 31, 2014	215,568	4,650,021	403,933	8,220,042	619,501	12,870,063

(1)
Vesting date August 12, 2017.

(2)
The shares of the performance component are valued using the market value of the ABB share on the grant date and the Monte Carlo simulation model. The estimated value applied to the shares of the retention component represents the market value of the ABB share on the grant date of the award.

(3)
The LTIP foresees delivering 30 percent of the value of the vested retention shares in cash. However, participants have the possibility to elect upon vesting to receive 100 percent of the vested award in shares.

(4)
The vested performance component under the plan, if any, will be fully settled in cash. The plan foresees a maximum payout of 200 percent of the number of reference shares, based on the weighted cumulative EPS performance against predefined objectives.

        In addition to the above awards, seven members of the EC participated in the 11th launch of ESAP which will allow them to save over a 12-month period and, in November 2015, use their savings to acquire ABB shares under the ESAP. All EC members who participated in ESAP are each entitled to acquire up to 480 ABB shares at an exercise price of CHF 20.97 per share.

        No parties related to any of the EC members received any fees or remuneration for services rendered to ABB, other than on an arm's length basis. A related party includes a spouse, children below the age of 18, legal or natural persons acting as a fiduciary and legal entities controlled by a member of the EC.

        No loans or guarantees were granted to EC members in 2014.

Table 15: LTIP grants in 2013

Name	Reference number of shares under the performance component of the 2013 launch of the LTIP(1)(4)	Total estimated value of share- based grants under the performance component of the LTIP in 2013(2)	Number of retention shares granted under the 2013 launch of the LTIP(1)(3)	Total estimated value of share- based grants under the retention component of the LTIP in 2013(2)	Total number of shares granted under the 2013 launch of the LTIP(1)	Total estimated value of share- based grants under the LTIP in 2013(2)
		CHF		CHF		CHF
Ulrich Spiesshofer (appointed as CEO as of September 15, 2013)	50,024	1,172,858	78,395	1,686,277	128,419	2,859,135
Eric Elzvik (joined the EC on February 1, 2013)	16,659	422,926	27,071	558,746	43,730	981,672
Jean-Christophe Deslarzes (joined ABB on November 15, 2013)	16,659	393,579	27,071	597,728	43,730	991,307
Diane de Saint Victor	19,599	497,564	31,848	657,343	51,447	1,154,907
Frank Duggan	15,023	381,392	25,632	529,045	40,655	910,437
Greg Scheu	14,553	369,460	24,830	512,492	39,383	881,952
Pekka Tiitinen (joined the EC on September 15, 2013)	13,720	321,678	22,294	479,544	36,014	801,222
Tarak Mehta	15,023	381,392	25,632	529,045	40,655	910,437
Veli-Matti Reinikkala	15,091	383,119	9,810	202,479	24,901	585,598
Bernhard Jucker	18,992	482,154	37,033	764,362	56,025	1,246,516
Claudio Facchin (joined the EC on December 1, 2013)	13,720	324,144	22,294	492,252	36,014	816,396

Total Executive Committee members as of December 31, 2013	209,063	5,130,266	331,910	7,009,313	540,973	12,139,579

Brice Koch (EC member until November 30, 2013)(5)	16,593	421,250	28,311	584,340	44,904	1,005,590

Total former Executive Committee members as of December 31, 2013	16,593	421,250	28,311	584,340	44,904	1,005,590

Total	225,656	5,551,516	360,221	7,593,653	585,877	13,145,169

(1)
Vesting date June 5, 2016.

(2)
The shares of the performance component are valued using the market value of the ABB share on the grant date and the Monte Carlo simulation model. The estimated value applied to the shares of the retention component represents the market value of the ABB share on the grant date of the award.

(3)
The LTIP foresees to deliver 30 percent of the value of the vested retention shares in cash. However, participants have the possibility to elect upon vesting to receive 100 percent of the vested award in shares.

(4)
The vested performance component under the plan, if any, will be fully settled in cash. The plan foresees a maximum payout of 200 percent of the number of reference shares, based on the weighted cumulative EPS performance against predefined objectives.

(5)
In connection with his resignation from ABB, Brice Koch forfeited all unvested share grants under the LTIP.

        In addition to the above awards, nine members of the EC participated in the 10th launch of ESAP allowing them to save over a 12-month period and, in November 2014, use their savings to acquire ABB shares under the ESAP. All EC members who participated in ESAP were each entitled to acquire up to 440 ABB shares at an exercise price of CHF 22.90 per share. In addition, in accordance with the terms and conditions of the tenth launch of ESAP, each participant would receive one share free of charge for every 10 shares purchased.

        No parties related to any of the EC members received any fees or remuneration for services rendered to ABB, other than on an arm's length basis. A related party includes a spouse, children below the age of 18, legal or natural persons acting as a fiduciary and legal entities controlled by a member of the EC.

        No loans or guarantees were granted to members of the EC in 2013.

Table 16: Board ownership of ABB shares

	Total number of shares held
Name	December 31, 2014	December 31, 2013
Hubertus von Grünberg	253,264	212,725
Roger Agnelli	170,671	165,533
Matti Alahuhta(1)	17,912	—
Louis R. Hughes	72,742	70,425
Hans Ulrich Märki(2)	—	428,176
Michel de Rosen	139,602	133,870
Michael Treschow	108,787	102,782
Jacob Wallenberg(3)	185,708	180,158
Ying Yeh	18,970	13,843

Total	967,656	1,307,512

(1)
Matti Alahuhta was elected to the Board at the AGM in April 2014.

(2)
Hans Ulrich Märki left the Board at the end of the 2013-2014 term of office.

(3)
Share amounts provided in the section do not include the shares beneficially owned by Investor AB, of which Mr Wallenberg is chairman.

Table 17: EC ownership of ABB shares and options as of December 31, 2014

			Unvested at December 31, 2014
		Vested at December 31, 2014
				Retention shares deliverable under the 2012 retention component of the LTIP(2) (vesting 2015)	Retention shares deliverable under the 2013 retention component of the LTIP(2) (vesting 2016)	Retention shares deliverable under the 2014 retention component of the LTIP(2) (vesting 2017)	Replacement share grant for foregone benefits from former employer(3) (vesting 2016 and 2018)
			Number of unvested options held under the MIP(1) (vesting 2015)
Name	Total number of shares held	Number of vested options held under the MIP(1)						Special retention share grant(3) (vesting 2015)
Ulrich Spiesshofer	241,943	—	—	67,293	78,395	93,846	—	—
Eric Elzvik	23,768	422,625	287,500	—	27,071	30,549	—	—
Jean-Christophe Deslarzes	—	—	—	—	27,071	30,549	144,802	—
Diane de Saint Victor	286,773	—	—	38,673	31,848	35,940	—	150,000
Frank Duggan	97,607	212,500	—	35,289	25,632	27,548	—	—
Greg Scheu(4)	63,137	221,375	—	29,664	24,830	26,159	—	—
Pekka Tiitinen	8,000	422,625	—	12,041	22,294	25,158	—	—
Tarak Mehta	91,275	—	—	35,289	25,632	34,677	—	—
Veli-Matti Reinikkala	176,119	—	—	37,223	9,810	27,674	—	—
Bernhard Jucker	235,702	—	—	45,924	37,033	40,750	—	—
Claudio Facchin	9,903	—	—	17,598	22,294	31,083	—	—

Total Executive Committee members as of December 31, 2014	1,234,227	1,279,125	287,500	318,994	331,910	403,933	144,802	150,000

(1)
Options may be sold or exercised/converted into shares at the ratio of 5 options for 1 share.

(2)
The LTIP foresees delivering 30 percent of the value of the vested retention shares in cash. However, participants have the possibility to elect to receive 100 percent of the vested award in shares.

(3)
The Replacement share grant and the Special retention share grant foresee delivering 30 percent of the value of the vested shares in cash. However, under both awards participants have the possibility to elect to receive 100 percent of the vested award in shares.

(4)
Total number of shares held includes 32 shares held by children.

Table 18: EC ownership of ABB shares and options as of December 31, 2013

		Vested at December 31, 2013	Unvested at December 31, 2013
					Retention shares deliverable under the 2011 retention component of the LTIP(2) (vesting 2014)	Retention shares deliverable under the 2012 retention component of the LTIP(2) (vesting 2015)	Retention shares deliverable under the 2013 retention component of the LTIP(2) (vesting 2016)		Replacement share grant for foregone benefits from former employer(3) (vesting 2016 and 2018)
Name	Total number of shares held	Number of vested options and warrants held under the MIP(1)	Number of unvested options held under the MIP(1) (vesting 2014)	Number of unvested options held under the MIP(1) (vesting 2015)				Shares deliverable under the one-time 2012 AIEP(2) (vesting 2014)		Special retention share grant(3) (vesting 2015)
Ulrich Spiesshofer (appointed CEO as of September 15, 2013)	148,179	—	—	—	31,104	67,293	78,395	72,603	—	—
Eric Elzvik (joined the EC on February 1, 2013)	23,284	201,250	221,375	287,500	—	—	27,071	—	—	—
Jean-Christophe Deslarzes (joined ABB on November 15, 2013)	—	—	—	—	—	—	27,071	—	144,802	—
Diane de Saint Victor	201,707	—	—	—	26,359	38,673	31,848	66,380	—	150,000
Frank Duggan	26,389	422,215	—	—	21,326	35,289	25,632	62,232	—	—
Greg Scheu(4)	7,974	201,250	221,375	—	—	29,664	24,830	56,008	—	—
Pekka Tiitinen (joined the EC on September 15, 2013)	5,500	603,750	221,375	—	—	12,041	22,294	—	—	—
Tarak Mehta	24,670	—	—	—	24,211	35,289	25,632	60,572	—	—
Veli-Matti Reinikkala	137,388	—	—	—	18,517	37,223	9,810	63,891	—	—
Bernhard Jucker	154,050	—	—	—	27,753	45,924	37,033	78,827	—	—
Claudio Facchin (joined the EC on December 1, 2013)	1,883	—	—	—	11,458	17,598	22,294	—	—	—

Total Executive Committee members as of December 31, 2013	731,024	1,428,465	664,125	287,500	160,728	318,994	331,910	460,513	144,802	150,000

(1)
Warrants and options may be sold or exercised/converted into shares at the ratio of 5 warrants/options for 1 share.

(2)
The LTIP foresees delivering 30 percent of the value of the vested retention shares in cash, while the Acquisition Integration Execution Plan (AIEP) foresees delivering 30 percent of the value of the vested shares in cash. However, under both plans participants have the possibility to elect to receive 100 percent of the vested award in shares.

(3)
The Replacement share grant and the Special retention share grant foresee delivering 30 percent of the value of the vested shares in cash. However, under both awards participants have the possibility to elect to receive 100 percent of the vested award in shares.

(4)
Total number of shares held includes 32 shares held by children.

Table 19: EC ownership of WARs and conditionally granted ABB shares (all cash-settled) as of December 31, 2014

		Unvested at December 31, 2014
		Reference number of shares under the performance component of the 2012 launch of the LTIP (vesting 2015)	Reference number of shares under the performance component of the 2013 launch of the LTIP (vesting 2016)	Reference number of shares under the performance component of the 2014 launch of the LTIP (vesting 2017)
	Vested at December 31, 2014
Name	Number of fully vested WARs held under the MIP
Ulrich Spiesshofer	—	22,588	50,024	51,489
Eric Elzvik	201,250	—	16,659	17,147
Jean-Christophe Deslarzes	—	—	16,659	17,147
Diane de Saint Victor	—	20,652	19,599	20,173
Frank Duggan	—	18,845	15,023	15,463
Greg Scheu	—	17,425	14,553	14,684
Pekka Tiitinen	—	6,950	13,720	14,122
Tarak Mehta	—	18,845	15,023	16,139
Veli-Matti Reinikkala	—	19,878	15,091	15,534
Bernhard Jucker	—	24,524	18,992	19,548
Claudio Facchin	387,500	10,665	13,720	14,122

Total Executive Committee members as of December 31, 2014	588,750	160,372	209,063	215,568

Table 20: EC ownership of WARs and conditionally granted ABB shares (all cash-settled) as of December 31, 2013

		Unvested at December 31, 2013
		Maximum number of conditionally granted shares under the performance component of the 2011 launch of the LTIP (vesting 2014)
			Reference number of shares under the performance component of the 2012 launch of the LTIP (vesting 2015)	Reference number of shares under the performance component of the 2013 launch of the LTIP (vesting 2016)
	Vested at December 31, 2013
Name	Number of fully vested WARs held under the MIP
Ulrich Spiesshofer (appointed CEO as of September 15, 2013)	—	15,460	22,588	50,024
Eric Elzvik (joined the EC on February 1, 2013)	434,380	—	—	16,659
Jean-Christophe Deslarzes (joined ABB on November 15, 2013)	—	—	—	16,659
Diane de Saint Victor	—	14,194	20,652	19,599
Frank Duggan	—	13,780	18,845	15,023
Greg Scheu	—	—	17,425	14,553
Pekka Tiitinen (joined the EC on September 15, 2013)	—	—	6,950	13,720
Tarak Mehta	—	12,516	18,845	15,023
Veli-Matti Reinikkala	—	11,965	19,878	15,091
Bernhard Jucker	—	17,933	24,524	18,992
Claudio Facchin (joined the EC on December 1, 2013)	675,000	7,639	10,665	13,720

Total Executive Committee members as of December 31, 2013	1,109,380	93,487	160,372	209,063

EMPLOYEES

        A breakdown of our employees by geographic region is as follows:

	December 31,
	2014	2013	2012
Europe	63,000	65,000	64,000
The Americas	32,200	34,400	34,400
Asia	37,100	39,400	38,300
Middle East and Africa	8,100	8,900	9,400

Total	140,400	147,700	146,100

        The proportion of our employees that are represented by labor unions or are the subject of collective bargaining agreements varies based on the labor practices of each country in which we operate.

Item 7.    Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

        At December 31, 2014, we had approximately 390,000 shareholders. Approximately 131,000 were U.S. holders, of which approximately 530 were record holders. Based on the share register, U.S. holders (including holders of ADSs) held approximately 10 percent of the total share capital and voting rights as registered in the Commercial Register on that date.

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

LEGAL PROCEEDINGS

Antitrust

        In April 2014, the European Commission announced its decision regarding its investigation of anticompetitive practices in the cables industry and granted ABB full immunity from fines under the European Commission's leniency program. In December 2013, we agreed with the Brazilian Antitrust Authority (CADE) to settle its ongoing investigation into our involvement in anticompetitive practices in the cables industry and we agreed to pay a fine of approximately 1.5 million Brazilian reals (equivalent to approximately $1 million on date of payment). Our cables business remains under investigation for alleged anticompetitive practices in certain other jurisdictions. An informed judgment about the outcome of these remaining investigations or the amount of potential loss or range of loss for ABB, if any, relating to these remaining investigations cannot be made at this stage.

        In Brazil, our Gas Insulated Switchgear business is under investigation by the CADE for alleged anticompetitive practices. In addition, the CADE has opened an investigation into certain other power businesses of ABB, including flexible alternating current transmission systems (FACTS) and power transformers. An informed judgment about the outcome of these investigations or the amount of potential loss or range of loss for ABB, if any, relating to these investigations cannot be made at this stage.

        In Italy, one of our recently acquired subsidiaries was raided in October 2013 by the Italian Antitrust Agency for alleged anticompetitive practices. In July 2014, ABB received the decision of the Italian Antitrust Agency regarding this matter. The agency closed its investigation without imposing a fine and accepted the non-financial commitments offered by us.

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

Liabilities recognized

        At December 31, 2014 and 2013, we had aggregate liabilities of $147 million and $245 million, respectively, included in "Other provisions" and "Other non-current liabilities", for the above regulatory, compliance and legal contingencies, and none of the individual liabilities recognized was significant. As it is not possible to make an informed judgment on the outcome of certain matters and as it is not possible, based on information currently available to management, to estimate the maximum potential liability on other matters, there could be material adverse outcomes beyond the amounts accrued.

DIVIDENDS AND DIVIDEND POLICY

        See "Item 3. Key Information—Dividends and Dividend Policy" and "Item 6. Directors, Senior Management and Employees—Shareholders' participation—Shareholders' dividend rights".

SIGNIFICANT CHANGES

        Except as otherwise described in this Annual Report, there has been no significant change in our financial position since December 31, 2014.

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

TRADING HISTORY

        No suspension in the trading of our shares occurred in the years ended December 31, 2014, 2013 and 2012.

        The table below sets forth, for the periods indicated, the reported high and low closing prices for the shares on the SIX Swiss Exchange and the NASDAQ OMX Stockholm Exchange and for the ADSs on the New York Stock Exchange.

	SIX Swiss Exchange		NASDAQ OMX Stockholm Exchange		New York Stock Exchange
	High	Low	High	Low	High	Low
	(CHF)		(SEK)		($)
Annual highs and lows
2010	23.86	18.43	161.30	129.00	22.69	16.05
2011	23.88	15.00	170.20	112.40	27.49	16.42
2012	20.12	14.83	146.70	109.00	21.91	15.42
2013	23.53	19.20	172.30	133.50	26.56	20.87
2014	24.75	19.16	175.70	145.70	27.09	20.37
Quarterly highs and lows
2013
First quarter	21.83	19.20	148.70	133.50	23.17	20.87
Second quarter	22.03	19.37	151.10	137.80	23.23	20.89
Third quarter	21.86	19.90	153.20	141.80	24.03	21.41
Fourth quarter	23.53	20.68	172.30	146.90	26.56	22.77
2014
First quarter	24.75	21.52	175.70	157.60	27.09	24.31
Second quarter	23.24	20.30	171.60	151.80	26.26	22.80
Third quarter	21.71	20.17	164.40	153.60	24.01	22.27
Fourth quarter	22.14	19.16	170.60	145.70	23.02	20.37
Monthly highs and lows
2014
September	21.66	20.93	164.40	159.50	23.32	22.41
October	21.28	19.16	162.40	145.70	22.12	20.37
November	22.14	20.82	170.60	160.40	23.02	21.68
December	21.46	19.85	169.20	156.70	22.14	20.50
2015
January	20.66	16.83	166.00	155.60	21.08	19.14
February	20.45	17.94	180.60	160.60	21.57	19.55

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

Registration and Business Purpose

        ABB Ltd was registered as a corporation (Aktiengesellschaft) in the commercial register of the Canton of Zurich (Switzerland) on March 5, 1999, under the name of "New ABB Ltd" and its name was subsequently changed to "ABB Ltd". Its commercial registry number is CHE-101.049.653.

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

        The following powers are vested exclusively in the general meeting of the shareholders:

  •
  adoption and amendment of the Articles of Incorporation,

  •
  election of members of the Board of Directors, the Chairman of the Board, the members of the Compensation Committee, the auditors and the independent proxy,

  •
  approval of the annual management report and the consolidated financial statements,

  •
  approval of the annual financial statements and decision on the allocation of profits shown on the balance sheet, in particular with regard to dividends,

  •
  approval of the compensation of the Board of Directors and of the Executive Committee pursuant to ABB Ltd's Articles of Incorporation,

  •
  granting discharge to the members of the Board of Directors and the persons entrusted with management, and

  •
  passing resolutions as to all matters reserved to the authority of the shareholders' meeting by law or under the articles of incorporation or that are submitted to the shareholders' meeting by the Board of Directors to the extent permitted by law.

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

        At shareholders' meetings, shareholders can be represented by proxy, but only by their legal representative, another shareholder with the right to vote, or the independent proxy elected by the shareholders (unabhängiger Stimmrechtsvertreter). All shares held by one shareholder may be represented by only one representative. Votes are taken on a show of hands unless a secret ballot is required by the general meeting of shareholders or the presiding officer. The presiding officer may arrange for resolutions and elections to be carried out by electronic means. As a result, resolutions and elections carried out by electronic means will be deemed to have the same effect as secret ballots. The presiding officer may at any time order that a resolution or election decided by a show of hands be repeated through a secret ballot if, in his view, the results of the vote are in doubt. In this case, the preceding decision by a show of hands shall be deemed to have not occurred.

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

        Under Swiss law, any surplus arising out of a liquidation of a corporation (after the settlement of all claims of all creditors) is distributed to the shareholders in proportion to the paid-up par value of shares held, but this surplus is subject to Swiss withholding tax of 35 percent (see "—Taxation" below).

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

        Ernst & Young AG, Switzerland, assumed the sole auditing mandate of the consolidated financial statements of the ABB Group beginning in the year ended December 31, 2001 (having previously been joint auditors since 1994). Ernst & Young AG has been the independent auditor of ABB Ltd and the ABB Group for the years ended December 31, 2014, 2013 and 2012. The auditor in charge and responsible for the mandate, Leslie Clifford, began serving in this capacity in respect of the financial year ended December 31, 2013.

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

Revolving Credit Facility

        In May 2014, ABB entered into a new syndicated $2-billion five-year revolving credit facility with the right to extend for up to two additional years in accordance with its terms. For a description of the facility, see "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities" and "Note 12 Debt" to our Consolidated Financial Statements. See Exhibit 4.1 to this Annual Report.

Thomas & Betts Merger Agreement

        In January 2012, ABB Ltd, Edison Acquisition Corporation, one of our subsidiaries, and Thomas & Betts Corporation entered into an Agreement and Plan of Merger dated as of January 29, 2012, pursuant to which Edison Acquisition Corporation agreed to acquire the outstanding shares of Thomas & Betts Corporation for $72 per share in cash. The acquisition was completed in May 2012. See Exhibit 4.2 to this Annual Report.

Notes Indenture

        On May 8, 2012, ABB's subsidiary, ABB Finance (USA) Inc., issued $500,000,000 aggregate principal amount of 1.625% notes due 2017, $1,250,000,000 aggregate principal amount of 2.875% notes due 2022 and $750,000,000 aggregate principal amount of 4.375% notes due 2042 under an Indenture, dated as of May 8, 2012, among ABB Finance (USA) Inc., ABB and Deutsche Bank Trust Company Americas (the "Indenture"). Pursuant to the terms of the Indenture, ABB has fully and unconditionally guaranteed payment of principal, premium, if any, and interest in respect of the notes. See Exhibit 4.3 to this Annual Report.

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

TAXATION

Swiss Taxation

  Withholding Tax on Dividends and Other Distributions

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

  Obtaining a Refund of Swiss Withholding Tax for U.S. Residents

        The Convention between the Swiss Confederation and the United States of America for the Avoidance of Double Taxation with Respect to Taxes on Income, which entered into force on December 19, 1997 and which we will refer to in the following discussion as the Treaty, allows U.S. resident individuals or U.S. corporations to seek a refund of the Swiss withholding tax paid in respect of our shares or ADSs if they qualify for benefits under the Treaty. U.S. resident individuals and U.S. corporations holding less than 10 percent of the voting rights in respect of our shares or ADSs are entitled to seek a refund of withholding tax to the extent the tax withheld exceeds 15 percent of the gross dividend or other distribution. U.S. corporations holding 10 percent or more of the voting rights of our shares or ADSs are entitled to seek a refund of withholding tax to the extent the tax withheld exceeds 5 percent of the gross dividend or other distribution. Qualifying U.S. pension or other retirement arrangements that do not control the Company are entitled to seek a full refund of withholding tax.

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

        Non-corporate U.S. holders generally will be taxed on such distributions at the lower rates applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) with respect to distributions during 2014, provided that the U.S. holder meets certain holding period and other requirements and provided that such distributions constitute "qualified dividends" for U.S. federal income tax purposes. Distributions treated as dividends will not be treated as "qualified dividends" if we were to be treated as a "passive foreign investment company" (a "PFIC") for U.S. federal income tax purposes in the year that the dividend is paid or in the year prior to the year that the dividend is paid. Based on certain estimates of its gross income and gross assets and the nature of its business, ABB believes that it will not be classified as a PFIC for the taxable year ended December 31, 2014. ABB's status in future years will depend on its assets and activities in those years. ABB has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC. However, as PFIC status is a factual matter that must be determined annually at the close of each taxable year, there can be no certainty regarding ABB's PFIC status in any particular year until the end of that year. U.S. holders are urged to consult their own tax advisors regarding the availability to them of the reduced dividend rate in light of their own particular circumstances and the consequences to them if ABB were to be treated as a PFIC with respect to any taxable year.

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

Item 11.    Quantitative and Qualitative Disclosures about Market Risk

Market Risk Disclosure

        The continuously evolving financial markets and the dynamic business environment expose us to changes in foreign exchange, interest rate and other market price risks. We have developed and implemented comprehensive policies, procedures, and controls to identify, mitigate, and monitor financial risk on a firm-wide basis. To efficiently aggregate and manage financial risks that could impact our financial performance, we operate a Group Treasury Operations function. Our Group Treasury Operations provides an efficient source of liquidity, financing, risk management and other global financial services to the ABB Group companies. Our policies do not allow our Group Treasury Operations or ABB Group companies to perform speculative trading. Market risk management activities are focused on mitigating material financial risks resulting from our global operating and financing activities.

        Group Treasury Operations maintains risk management control systems to monitor foreign exchange and interest rate risks and exposures arising from our underlying business, as well as the associated hedge positions. Our written policies govern how such exposures are managed. Financial risks are monitored using a number of analytical techniques including market value and sensitivity analysis. The following quantitative analyses are based on sensitivity analysis tests, which assume parallel shifts of interest rate yield curves, and foreign exchange rates and equity prices.

Currency Fluctuations and Foreign Exchange Risk

        It is our policy to identify and manage all transactional foreign exchange exposures to minimize risk. With the exception of certain financing subsidiaries and to the extent certain operating subsidiaries are domiciled in high inflation environments, the functional currency of each of our companies is considered to be its local currency. Our policies require our subsidiaries to hedge all contracted foreign exchange exposures, as well as a portion of their forecast exposures, against their local currency. These transactions are undertaken mainly with our Group Treasury Operations.

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

        Our operating companies are responsible for identifying their foreign currency exposures and entering into intercompany derivative contracts with Group Treasury Operations, where legally possible, to hedge their exposures. Where local laws restrict our operating companies from entering into intercompany derivatives with Group Treasury Operations, derivative contracts are entered into locally with third-party financial institutions. The intercompany transactions have the effect of transferring the operating companies' currency risk to Group Treasury Operations, but create no additional market risks on a consolidated basis. Group Treasury Operations then manages this risk by entering into offsetting transactions with third-party financial institutions. According to our policy, material net currency exposures are required to be hedged and are primarily hedged with forward foreign exchange contracts. The majority of the foreign exchange hedge instruments have, on average, a maturity of less than twelve months. Group Treasury Operations also hedges currency risks arising from monetary intercompany balances, primarily loans receivable from other ABB companies.

        As of December 31, 2014 and 2013, the net fair value of financial instruments with exposure to foreign currency rate movements was $(2,379) million and $(3,658) million, respectively. The potential loss in fair value of such financial instruments from a hypothetical 10 percent move in foreign exchange rates against our position would be approximately $616 million and $632 million for December 31, 2014 and 2013, respectively. The analysis reflects the aggregate adverse foreign exchange impact associated with transaction exposures, as well as translation exposures where appropriate. Our sensitivity analysis assumes a simultaneous shift in exchange rates against our positions exposed to foreign exchange risk and as such assumes an unlikely adverse case scenario. Exchange rates rarely move in the same direction. Therefore, the assumption of a simultaneous shift may overstate the impact of changing rates on assets and liabilities denominated in foreign currencies. The underlying trade-related transaction exposures of the industrial companies are not included in the quantitative analysis. If these underlying transaction exposures were included, they would tend to have an offsetting effect on the potential loss in fair value detailed above.

Interest Rate Risk

        We are exposed to interest rate risk due to our financing, investing, and liquidity management activities. Our operating companies primarily invest excess cash with, and receive funding from, our Group Treasury Operations on an arm's length basis. It is our policy that the primary third-party funding and investing activities, as well as the monitoring and management of the resulting interest rate risk, are the responsibility of Group Treasury Operations. Group Treasury Operations adjusts the duration of the overall funding portfolio through derivative instruments in order to better match underlying assets and liabilities, as well as minimize the cost of capital.

        As of December 31, 2014 and 2013, the net fair value of instruments subject to Interest Rate Risk was $(1,427) million and $(1,583) million, respectively. The potential loss in fair value for such instruments from a hypothetical 100 basis points parallel shift in interest rates against our position (or a multiple of 100 basis points where 100 basis points is less than 10 percent of the interest rate) would be approximately $277 million and $312 million, for December 31, 2014 and 2013, respectively. The decrease in interest rate risk is primarily due to decrease in time to maturity for long-term outstanding transactions.

        Leases are not included as part of the sensitivity analysis. This represents a limitation of the analysis. While sensitivity analysis includes the interest rate sensitivity of the funding of the lease portfolio, a corresponding change in the lease portfolio was not considered in the sensitivity model.

Equity Risk

        Certain of our entities have equity investments that expose us to equity price risk. As of December 31, 2014 and 2013, the net fair value of equity risk sensitive instruments was $86 million and $156 million, respectively. The potential loss in fair value of such financial instruments from a hypothetical 10 percent move in the underlying equity prices against our position would be approximately $18 million and $27 million, for December 31, 2014 and 2013, respectively. Included in the net fair value and potential loss in fair value figures for equity risk are derivative instruments designated as hedges of warrant appreciation rights granted to employees under our management incentive plans (see "Note 18 Share-based payment arrangements" to our Consolidated Financial Statements). As of December 31, 2014 and 2013, the amount of such instruments included in the total net fair value of equity risk sensitive instruments was $33 million and $56 million, respectively, and the corresponding amount of potential loss in fair value was $12 million and $17 million, respectively. The liabilities relating to the warrant appreciation rights are not included as part of the sensitivity analysis. If such liabilities being hedged were included, they would tend to have an offsetting effect on the potential loss in fair value.

Commodity Risk

        We enter into commodity derivatives to hedge certain of our raw material exposures. As of December 31, 2014 and 2013, the net fair value of commodity derivatives was $(18) million and $(8) million, respectively. The potential loss in fair value for such commodity hedging derivatives from a hypothetical adverse 10 percent move against our position in the underlying commodity prices would be approximately $34 million and $39 million for December 31, 2014 and 2013, respectively. A significant proportion of our commodity derivatives are denominated in euro. The foreign exchange risk arising on such contracts has been excluded from the calculation of the potential loss in fair value from a hypothetical 10 percent move in the underlying commodity prices as discussed above.

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

        Depositary fees are as follows:

Depositary Service	Fee
Issuance of ADSs upon deposit of shares	Up to $5.00 per 100 ADSs (or fraction thereof) issued.
Delivery of deposited security against surrender of ADSs	Up to $5.00 per 100 ADSs (or fraction thereof) surrendered.
Distribution of dividend	Up to $2.00 per 100 ADSs (or fraction thereof) held.
Distribution of cash proceeds	Up to $2.00 per 100 ADSs (or fraction thereof) held.
Distribution of ADSs pursuant to exercise of rights	Up to $5.00 per 100 ADSs (or fraction thereof) issued.

Depositary Payments

        In 2014, we received reimbursements from Citibank N.A., the Depositary Bank of our ADS program, of approximately $4 million to help cover costs related to our ADS program. Those costs, in addition to costs associated with compliance with U.S. securities laws, include expenses such as listing fees, proxy expenses, printing and distribution of reports, and other investor relations-related activities.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        Not applicable

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not applicable

Item 15.    Controls and Procedures

  (a)
  Disclosure controls and procedures

        We maintain controls and procedures designed to provide reasonable assurance that the information required to be disclosed in our filings under the Securities Exchange Act of 1934 (the Exchange Act, Rule 13a-15(e)) is recorded, processed, summarized and reported on a timely basis. Our Chief Executive Officer, Ulrich Spiesshofer, and Chief Financial Officer, Eric Elzvik, with the participation of key corporate senior management and management of key corporate functions, performed an evaluation of our disclosure controls and procedures as of December 31, 2014. Based on that evaluation, management, including the Chief Executive Officer and Chief Financial Officer, has concluded that, as of December 31, 2014, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in reports that we file or submit under the Exchange Act has been recorded, processed, summarized and reported within the time period specified in the rules and forms of the SEC and that such information has been accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

  (b)
  Management's annual report on internal control over financial reporting

        The Board of Directors and management of the ABB Group are responsible for establishing and maintaining adequate internal control over financial reporting. The ABB Group's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of the published Consolidated Financial Statements in accordance with U.S. GAAP.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

        Management conducted an assessment of the effectiveness of internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission (2013 framework). Based on this assessment, management has concluded that internal control over financial reporting was effective as of December 31, 2014.

        Ernst & Young AG, the independent registered public accounting firm that audited the financial statements included in this annual report, has issued an opinion on the effectiveness of the ABB Group's internal control over financial reporting as of December 31, 2014.

  (c)
  Report of the independent registered public accounting firm

        Ernst & Young AG's opinion on the effectiveness of the ABB Group's internal control over financial reporting as of December 31, 2014, is included in "Item 18. Financial Statements".

  (d)
  Changes in internal control

        There have been no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 15T.    Controls and Procedures

        Not applicable

Item 16A.    Audit Committee Financial Expert

        Our Board of Directors has determined that Louis R. Hughes, Jacob Wallenberg and Roger Agnelli, who serve on our Finance, Audit and Compliance Committee, are independent, as that term is defined in the listing standards promulgated by the New York Stock Exchange, and are audit committee financial experts.

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

  Audit Fees

        Fees for audit services provided by Ernst & Young totaled approximately $27.1 million and $29.9 million in 2014 and 2013, respectively. Audit fees include the standard audit work performed each fiscal year necessary to allow the auditor to issue an opinion on our Consolidated Financial Statements (including the integrated audit of internal controls over financial reporting) and to issue an opinion on the local statutory financial statements of ABB Ltd and its subsidiaries. Audit fees also include services that can be provided only by the ABB Group auditor such as pre-issuance reviews of quarterly financial results and comfort letters delivered to underwriters in connection with debt and equity offerings.

  Audit-Related Fees

        Fees for audit-related services provided by Ernst & Young totaled approximately $1.0 million and $1.2 million in 2014 and 2013, respectively, consisting primarily of accounting consultations, audits of pension and benefit plans, accounting advisory services and other attest services related to financial reporting that are not required by statute or regulation.

  Tax Fees

        Fees for tax services provided by Ernst & Young totaled approximately $3.5 million and $2.9 million in 2014 and 2013, respectively, representing primarily income tax and indirect tax compliance services as well as tax advisory services.

  All Other Fees

        Fees for other services provided by Ernst & Young, not included in the above three categories, totaled approximately $1.5 million and $0.5 million in 2014 and 2013, respectively, consisting mainly of consultations relating to conflict minerals compliance.

  Pre-Approval Procedures and Policies

        In accordance with the requirements of the U.S. Sarbanes-Oxley Act of 2002 and rules issued by the SEC, we utilize a procedure for the review and pre-approval of any services performed by Ernst & Young. The procedure requires that all proposed engagements of Ernst & Young for audit and permitted non-audit services are submitted to the FACC for approval prior to the beginning of any such services. In accordance with this policy, all services performed by and fees paid to Ernst & Young in 2014 and 2013, as discussed above in this Item 16C, were approved by the FACC.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

        None

Item 16E.    Purchase of Equity Securities by Issuer and Affiliated Purchasers

        The following table sets out certain information about purchases of our own shares made by us or on our behalf.

Period	Total number of shares purchased(1)	Average price paid per share(2)	Total number of shares purchased as part of publicly announced program(3)	Approximate USD equivalent amount of shares that may yet be purchased under the program (in millions of USD)
January 2014	—	—	—	—
February 2014	—	—	—	—
March 2014	—	—	—	—
April 2014	—	—	—	—
May 5 - May 12, 2014	12,000,000	$23.53	—	—
June 2014	—	—	—	—
July 2014	—	—	—	—
August 2014	—	—	—	—
September 16 - September 30, 2014	15,400,000	$22.84	15,400,000	$3,648
October 28 - October 31, 2014	5,200,000	$21.72	5,200,000	$3,535
November 3 - November 24, 2014	10,166,227	$22.24	10,166,227	$3,309
December 5 - December 17, 2014	1,963,773	$21.26	1,963,773	$3,267

Total	44,730,000		32,730,000

(1)
In May 2014, 12 million shares were purchased other than through a publicly announced program. The share purchases were made in open-market transactions.

(2)
Represents average prices in CHF translated into USD using weighted-average closing rates.

(3)
In September 2014, we announced a share buyback program for the purchase of up to $4 billion of our own shares over a period ending no later than September 2016. We intend that approximately three quarters of the shares to be purchased will be held for cancellation (after approval from shareholders) and the remainder will be purchased to be available for our employee share programs. Shares acquired for cancellation are acquired through a separate trading line on the SIX Swiss Exchange (on which only we can purchase shares), while shares acquired for delivery under employee share programs are acquired through the ordinary trading line.

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

Item 18.    Financial Statements

        See pages F-1 to F-79, which are incorporated herein by reference. All schedules are omitted as the required information is inapplicable or the information is presented in the Consolidated Financial Statements or notes thereto.

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
4.1
$2,000,000,000 Multicurrency Revolving Credit Agreement, dated May 23, 2014 and as amended on June 13, 2014, entered into between ABB Ltd, certain subsidiaries of ABB Ltd as borrowers, 27 banks as mandated lead arrangers, Citibank International PLC, as facility agent and euro swingline agent and Citibank N.A. as dollar swingline agent.
4.2
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
4.3
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
7.1	Computation of Ratio of Earnings to Fixed Charges.
8.1	Subsidiaries of ABB Ltd as of December 31, 2014.
12.1	Certification of the chief executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the chief financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by the chief executive officer of ABB Ltd pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
13.2	Certification by the chief financial officer of ABB Ltd pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
15.1	Consent of Independent Registered Public Accounting Firm.

101	The following financial information from this Annual Report formatted in XBRL (Extensible Business Reporting Language) includes (i) Consolidated Income Statements, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Changes in Stockholders' Equity, (vi) Notes to the Consolidated Financial Statements, tagged as blocks of text, (vii) each significant accounting policy within "Note 2 Significant accounting policies", tagged as a single block of text, (viii) each table in the Notes to the Consolidated Financial Statements, tagged as a separate block of text and, (ix) each amount in the Notes to the Consolidated Financial Statements, tagged separately. Furnished electronically herewith.

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

Date: March 5, 2015.

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

        Management conducted an assessment of the effectiveness of internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this assessment, management has concluded that ABB's internal control over financial reporting was effective as of December 31, 2014.

        Ernst & Young AG, an independent registered public accounting firm, has issued an opinion on the effectiveness of ABB's internal control over financial reporting as of December 31, 2014, which is included on page F-4 of this Annual Report.

/s/ ULRICH SPIESSHOFER Chief Executive Officer
/s/ ERIC ELZVIK Chief Financial Officer

Zurich, March 5, 2015

 Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of ABB Ltd

        We have audited the accompanying consolidated balance sheets of ABB Ltd as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, cash flows and changes in stockholders' equity for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ABB Ltd at December 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ABB Ltd's internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 5, 2015, expressed an unqualified opinion thereon.

/s/ Ernst & Young AG

Zurich, Switzerland
March 5, 2015

 Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of ABB Ltd

        We have audited ABB Ltd's internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). ABB Ltd's Board of Directors and management are responsible for maintaining effective internal control over financial reporting, and management is responsible for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of management on internal control over financial reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

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

        In our opinion, ABB Ltd maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2014 consolidated financial statements of ABB Ltd and our report dated March 5, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young AG

Zurich, Switzerland
March 5, 2015

ABB Ltd

Consolidated Income Statements

Year ended December 31 ($ in millions, except per share data in $)

	2014	2013	2012
Sales of products	33,279	35,282	32,979
Sales of services	6,551	6,566	6,357

Total revenues	39,830	41,848	39,336

Cost of products	(24,506)	(25,728)	(23,838)
Cost of services	(4,109)	(4,128)	(4,120)

Total cost of sales	(28,615)	(29,856)	(27,958)

Gross profit	11,215	11,992	11,378
Selling, general and administrative expenses	(6,067)	(6,094)	(5,756)
Non-order related research and development expenses	(1,499)	(1,470)	(1,464)
Other income (expense), net	529	(41)	(100)

Income from operations	4,178	4,387	4,058
Interest and dividend income	80	69	73
Interest and other finance expense	(362)	(390)	(293)

Income from continuing operations before taxes	3,896	4,066	3,838
Provision for taxes	(1,202)	(1,122)	(1,030)

Income from continuing operations, net of tax	2,694	2,944	2,808
Income (loss) from discontinued operations, net of tax	24	(37)	4

Net income	2,718	2,907	2,812
Net income attributable to noncontrolling interests	(124)	(120)	(108)

Net income attributable to ABB	2,594	2,787	2,704

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	2,570	2,824	2,700
Net income	2,594	2,787	2,704
Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	1.12	1.23	1.18
Net income	1.13	1.21	1.18
Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	1.12	1.23	1.18
Net income	1.13	1.21	1.18
Weighted-average number of shares outstanding (in millions) used to compute:
Basic earnings per share attributable to ABB shareholders	2,288	2,297	2,293
Diluted earnings per share attributable to ABB shareholders	2,295	2,305	2,295

See accompanying Notes to the Consolidated Financial Statements

ABB Ltd

Consolidated Statements of Comprehensive Income

Year ended December 31 ($ in millions)

	2014	2013	2012
Net income	2,718	2,907	2,812
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(1,680)	141	383
Available-for-sale securities:
Net unrealized gains (losses) arising during the year	(9)	(4)	3
Reclassification adjustments for net (gains) losses included in net income	15	(13)	1

Unrealized gains (losses) on available-for-sale securities	6	(17)	4
Pension and other postretirement plans:
Prior service costs arising during the year	(3)	(16)	(36)
Net actuarial gains (losses) arising during the year	(614)	291	(601)
Amortization of prior service cost included in net income	17	23	30
Amortization of net actuarial loss included in net income	79	99	70

Pension and other postretirement plan adjustments	(521)	397	(537)
Cash flow hedge derivatives:
Net unrealized gains (losses) arising during the year	(52)	28	53
Reclassification adjustments for net (gains) losses included in net income	9	(43)	(28)

Unrealized gains (losses) of cash flow hedge derivatives	(43)	(15)	25

Total other comprehensive income (loss), net of tax	(2,238)	506	(125)

Total comprehensive income, net of tax	480	3,413	2,687
Comprehensive income attributable to noncontrolling interests, net of tax	(115)	(115)	(98)

Total comprehensive income, net of tax, attributable to ABB	365	3,298	2,589

See accompanying Notes to the Consolidated Financial Statements

ABB Ltd

Consolidated Balance Sheets

December 31 ($ in millions, except share data)

	2014	2013
Cash and equivalents	5,443	6,021
Marketable securities and short-term investments	1,325	464
Receivables, net	11,078	12,146
Inventories, net	5,376	6,004
Prepaid expenses	218	252
Deferred taxes	902	832
Other current assets	644	706

Total current assets	24,986	26,425
Property, plant and equipment, net	5,652	6,254
Goodwill	10,053	10,670
Other intangible assets, net	2,702	3,297
Prepaid pension and other employee benefits	70	93
Investments in equity-accounted companies	177	197
Deferred taxes	511	370
Other non-current assets	727	758

Total assets	44,878	48,064

Accounts payable, trade	4,765	5,112
Billings in excess of sales	1,455	1,714
Short-term debt and current maturities of long-term debt	353	453
Advances from customers	1,624	1,726
Deferred taxes	289	259
Provisions for warranties	1,148	1,362
Other provisions	1,689	1,807
Other current liabilities	4,257	4,242

Total current liabilities	15,580	16,675
Long-term debt	7,338	7,570
Pension and other employee benefits	2,394	1,639
Deferred taxes	1,165	1,265
Other non-current liabilities	1,586	1,707

Total liabilities	28,063	28,856
Commitments and contingencies
Stockholders' equity:
Capital stock and additional paid-in capital (2,314,743,264 issued shares at December 31, 2014 and 2013)	1,777	1,750
Retained earnings	19,939	19,186
Accumulated other comprehensive loss	(4,241)	(2,012)
Treasury stock, at cost (55,843,639 and 14,093,960 shares at December 31, 2014 and 2013, respectively)	(1,206)	(246)

Total ABB stockholders' equity	16,269	18,678
Noncontrolling interests	546	530

Total stockholders' equity	16,815	19,208

Total liabilities and stockholders' equity	44,878	48,064

See accompanying Notes to the Consolidated Financial Statements

ABB Ltd

Consolidated Statements of Cash Flows

Year ended December 31 ($ in millions)

	2014	2013	2012
Operating activities:
Net income	2,718	2,907	2,812
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,305	1,318	1,182
Pension and other employee benefits	16	6	(13)
Deferred taxes	65	(137)	64
Net gain from sale of property, plant and equipment	(17)	(18)	(26)
Net (gain) loss from sale of businesses	(543)	16	2
Other	112	79	169
Changes in operating assets and liabilities:
Trade receivables, net	(12)	(571)	(310)
Inventories, net	(176)	324	61
Trade payables	257	(43)	(57)
Accrued liabilities	9	71	162
Billings in excess of sales	(118)	(168)	152
Provisions, net	(127)	199	(109)
Advances from customers	39	(145)	181
Income taxes payable and receivable	(13)	(18)	(261)
Other assets and liabilities, net	330	(167)	(230)

Net cash provided by operating activities	3,845	3,653	3,779
Investing activities:
Purchases of marketable securities (available-for-sale)	(1,430)	(526)	(2,288)
Purchases of short-term investments	(1,465)	(30)	(67)
Purchases of property, plant and equipment and intangible assets	(1,026)	(1,106)	(1,293)
Acquisition of businesses (net of cash acquired) and increases in cost- and equity-accounted companies	(70)	(914)	(3,694)
Proceeds from sales of marketable securities (available-for-sale)	361	1,367	1,655
Proceeds from maturity of marketable securities (available-for-sale)	523	118	—
Proceeds from short-term investments	1,011	47	27
Proceeds from sales of property, plant and equipment	33	80	40
Proceeds from sales of businesses (net of transaction costs and cash disposed) and cost- and equity-accounted companies	1,110	62	16
Other investing activities	(168)	185	29

Net cash used in investing activities	(1,121)	(717)	(5,575)
Financing activities:
Net changes in debt with maturities of 90 days or less	(103)	(697)	570
Increase in debt	150	492	5,986
Repayment of debt	(90)	(1,893)	(1,104)
Delivery of shares	38	74	90
Purchases of treasury stock	(1,003)	—	—
Dividends paid	(1,841)	(1,667)	(1,626)
Dividends paid to noncontrolling shareholders	(132)	(149)	(121)
Other financing activities	(43)	(16)	(33)

Net cash provided by (used in) financing activities	(3,024)	(3,856)	3,762
Effects of exchange rate changes on cash and equivalents	(278)	66	90

Net change in cash and equivalents—continuing operations	(578)	(854)	2,056
Cash and equivalents, beginning of period	6,021	6,875	4,819

Cash and equivalents, end of period	5,443	6,021	6,875

Supplementary disclosure of cash flow information:
Interest paid	259	287	189
Taxes paid	1,155	1,278	1,211

See accompanying Notes to the Consolidated Financial Statements

ABB Ltd

Consolidated Statements of Changes in Stockholders' Equity

Years ended December 31, 2014, 2013 and 2012 ($ in millions)

			Accumulated other comprehensive loss
	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gains (losses) on available- for-sale securities	Pension and other post- retirement plan adjustments	Unrealized gains (losses) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders' equity	Non- controlling interests	Total stockholders' equity
Balance at January 1, 2012	1,621	16,988	(968)	20	(1,472)	12	(2,408)	(424)	15,777	559	16,336
Comprehensive income:
Net income		2,704							2,704	108	2,812
Foreign currency translation adjustments, net of tax			388				388		388	(5)	383
Effect of change in fair value of available-for-sale securities, net of tax				4			4		4		4
Unrecognized income (expense) related to pensions and other postretirement plans, net of tax					(532)		(532)		(532)	(5)	(537)
Change in derivatives qualifying as cash flow hedges, net of tax						25	25		25		25

Total comprehensive income									2,589	98	2,687
Changes in noncontrolling interests									—	6	6
Dividends paid to noncontrolling shareholders									—	(123)	(123)
Dividends paid		(1,626)							(1,626)		(1,626)
Share-based payment arrangements	60								60		60
Delivery of shares	(6)							96	90		90
Call options	10								10		10
Replacement options issued in connection with acquisition	5								5		5
Other	1								1		1

Balance at December 31, 2012	1,691	18,066	(580)	24	(2,004)	37	(2,523)	(328)	16,906	540	17,446

Comprehensive income:
Net income		2,787							2,787	120	2,907
Foreign currency translation adjustments, net of tax			149				149		149	(8)	141
Effect of change in fair value of available-for-sale securities, net of tax				(17)			(17)		(17)		(17)
Unrecognized income (expense) related to pensions and other postretirement plans, net of tax					394		394		394	3	397
Change in derivatives qualifying as cash flow hedges, net of tax						(15)	(15)		(15)		(15)

Total comprehensive income									3,298	115	3,413
Changes in noncontrolling interests	(17)								(17)	25	8
Dividends paid to noncontrolling shareholders									—	(150)	(150)
Dividends paid		(1,667)							(1,667)		(1,667)
Share-based payment arrangements	71								71		71
Delivery of shares	(8)							82	74		74
Call options	13								13		13
Replacement options issued in connection with acquisition	2								2		2
Other	(2)								(2)		(2)

Balance at December 31, 2013	1,750	19,186	(431)	7	(1,610)	22	(2,012)	(246)	18,678	530	19,208

Comprehensive income:
Net income		2,594							2,594	124	2,718
Foreign currency translation adjustments, net of tax			(1,671)				(1,671)		(1,671)	(9)	(1,680)
Effect of change in fair value of available-for-sale securities, net of tax				6			6		6		6
Unrecognized income (expense) related to pensions and other postretirement plans, net of tax					(521)		(521)		(521)		(521)
Change in derivatives qualifying as cash flow hedges, net of tax						(43)	(43)		(43)		(43)

Total comprehensive income									365	115	480
Changes in noncontrolling interests	(34)								(34)	33	(1)
Dividends paid to noncontrolling shareholders									—	(132)	(132)
Dividends paid		(1,841)							(1,841)		(1,841)
Share-based payment arrangements	73								73		73
Purchases of treasury stock								(1,015)	(1,015)		(1,015)
Delivery of shares	(17)							55	38		38
Call options	5								5		5

Balance at December 31, 2014	1,777	19,939	(2,102)	13	(2,131)	(21)	(4,241)	(1,206)	16,269	546	16,815

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

Note 2—Significant accounting policies (Continued)

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

Marketable securities and short-term investments

        Management determines the appropriate classification of held-to-maturity and available-for-sale securities at the time of purchase. At each reporting date, the appropriateness of the classification of the Company's investments in debt and equity securities is reassessed. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for accretion of discounts or amortization of premiums to maturity computed under the effective interest method. Such accretion or amortization is included in "Interest and dividend income". Marketable debt securities not classified as held-to-maturity and equity securities that have readily determinable fair values are classified as available-for-sale and reported at fair value.

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

Note 2—Significant accounting policies (Continued)

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

Note 2—Significant accounting policies (Continued)

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

        It is the Company's policy to invest cash in deposits with banks throughout the world with certain minimum credit ratings and in high quality, low risk, liquid investments. The Company actively manages its credit risk by routinely reviewing the creditworthiness of the banks and the investments held. The Company has not incurred significant credit losses related to such investments.

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

        Revenues for software license fees are recognized when persuasive evidence of a non-cancelable license agreement exists, delivery has occurred, the license fee is fixed or determinable, and collection is probable. In software arrangements that include rights to multiple software products and/or services, the total arrangement fee is allocated using the residual method. Under this method, revenue is allocated to the undelivered elements based on vendor-specific objective evidence (VSOE) of the fair value of such undelivered elements and the residual amounts of revenue are allocated to the delivered elements. Elements included in multiple element arrangements may consist of software licences, maintenance (which includes customer support services and unspecified upgrades), hosting, and consulting services. VSOE is based on the price generally charged when an element is sold separately or, in the case of an element not yet sold separately, the price established by management, if it is probable that the price, once established, will not change once the element is sold separately. If VSOE does not exist for an undelivered element, the total arrangement fee will be recognized as revenue over the life of the contract or upon delivery of the undelivered element.

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

Note 2—Significant accounting policies (Continued)

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

        Goodwill is evaluated for impairment at the reporting unit level. A reporting unit is an operating segment or one level below an operating segment. For the annual impairment review in 2014, the reporting units were the same as the operating segments for Discrete Automation and Motion, Low Voltage Products, Power Products and Power Systems, while for the Process Automation operating segment, the reporting units were determined to be one level below the operating segment.

Note 2—Significant accounting policies (Continued)

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

Note 2—Significant accounting policies (Continued)

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

Note 2—Significant accounting policies (Continued)

and administrative expenses" or "Interest and other finance expense" consistent with the nature of the underlying item.

Income taxes

        The Company uses the asset and liability method to account for deferred taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. The Company records a deferred tax asset when it determines that it is more likely than not that the deduction will be sustained based upon the deduction's technical merit. Deferred tax assets and liabilities that can be offset against each other are reported on a net basis. A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized.

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

        The Company applies a two-step approach to recognize and measure uncertainty in income taxes. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50 percent likely of being realized upon ultimate settlement. Uncertain tax positions that could be settled against existing loss carryforwards or income tax credits are reported net.

        The expense related to tax penalties is classified in the Consolidated Income Statements as "Provision for taxes", while interest thereon is classified as "Interest and other finance expense".

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

Note 2—Significant accounting policies (Continued)

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
Level 2:
Valuation inputs consist of observable inputs (other than Level 1 inputs) such as actively-quoted prices for similar assets, quoted prices in inactive markets and inputs other than quoted prices such as interest rate yield curves, credit spreads, or inputs derived from other observable data by interpolation, correlation, regression or other means. The adjustments applied to quoted prices or the inputs used in valuation models may be both observable and unobservable. In these cases, the fair value measurement is classified as Level 2 unless the unobservable portion of the adjustment or the unobservable input to the valuation model is significant, in which case the fair value measurement would be classified as Level 3. Assets and liabilities valued or disclosed using Level 2 inputs include investments in certain funds, reverse repurchase agreements, certain debt securities that are not actively traded, interest rate swaps, commodity swaps, cash-settled call options, forward foreign exchange contracts, foreign exchange swaps and forward rate agreements, as well as financing receivables and debt.
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

Note 2—Significant accounting policies (Continued)

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

Note 2—Significant accounting policies (Continued)

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

New accounting pronouncements

Applicable in current period

Parent's accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity

        As of January 2014, the Company adopted an accounting standard update regarding the release of cumulative translation adjustments of a parent when it ceases to have a controlling financial interest in a subsidiary or group of assets that is a business within a foreign entity (for the Company, a foreign entity is an entity having a functional currency other than U.S. dollars). Under the update, the Company is required to release into net income the entire amount of a cumulative translation adjustment related to its investment in a foreign entity when a parent no longer has control as a result of selling a part or all of its investment in the foreign entity or otherwise no longer holds a controlling financial interest in a subsidiary or group of assets within the foreign entity. For foreign equity-accounted companies, a pro rata portion of the cumulative translation adjustment is required to be recognized in net income upon a partial sale of the equity-accounted company. This update did not have a material impact on the consolidated financial statements.

Presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists

        As of January 2014, the Company adopted an accounting standard update regarding the presentation of unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. Under the update, the Company is required to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except in certain defined circumstances. This update did not have a material impact on the consolidated financial statements.

Note 2—Significant accounting policies (Continued)

Reporting discontinued operations and disclosures of disposals of components of an entity

        In April 2014, an accounting standard update was issued which changes the criteria for reporting discontinued operations and modifies the related disclosure requirements. Under the update, the Company would report a disposal, or planned disposal, of a component or group of components, as a discontinued operation if the disposal represents a strategic shift that has (or will have) a major effect on the Company's operations and financial results. A strategic shift could include a disposal of a major geographical area, a major line of business, a major equity-method investment, or other major parts of the Company. A component may be a reportable segment or an operating segment, a reporting unit, a subsidiary, or an asset group. In addition to expanding the existing disclosures for discontinued operations, the update requires new disclosures relating to (i) individually significant disposals that do not qualify for discontinued operations presentation, (ii) continuing involvement with a discontinued operation following the date of disposal and (iii) retained equity-method investments in a discontinued operation. The Company elected to early adopt this update in the first quarter of 2014 and this update did not have a material impact on the consolidated financial statements.

Applicable for future periods

Revenue from contracts with customers

        In May 2014, an accounting standard update was issued to clarify the principles for recognizing revenues from contracts with customers. The update, which supersedes substantially all existing revenue recognition guidance, provides a single comprehensive model for recognizing revenues on the transfer of promised goods or services to customers in an amount that reflects the consideration that is expected to be received for those goods or services. Under the standard it is possible that more judgments and estimates would be required than under existing standards, including identifying the separate performance obligations in a contract, estimating any variable consideration elements, and allocating the transaction price to each separate performance obligation. The update also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

        The update is effective for the Company for annual and interim periods beginning January 1, 2017, and is to be applied either (i) retrospectively to each prior reporting period presented, with the option to elect certain defined practical expedients, or (ii) retrospectively with the cumulative effect of initially applying the update recognized at the date of adoption in retained earnings (with additional disclosure as to the impact on individual financial statement lines affected). The Company is currently evaluating the impact of this update on the consolidated financial statements.

Note 3—Acquisitions and business divestments

Acquisitions

        Acquisitions were as follows:

($ in millions, except number of acquired businesses)	2014	2013	2012
Acquisitions (net of cash acquired)(1)	58	897	3,643
Aggregate excess of purchase price over fair value of net assets acquired(2)	9	525	2,895
Number of acquired businesses	6	7	9

(1)
Excluding changes in cost- and equity-accounted companies but including $2 million in 2013 and $5 million in 2012, representing the fair value of replacement vested stock options issued to Power-One and Thomas & Betts employees, respectively, at the corresponding acquisition dates.

(2)
Recorded as goodwill (see Note 11). Includes adjustments of $42 million in 2014 and $63 million in 2013 arising during the measurement period of acquisitions, primarily reflecting a reduction in certain deferred tax liabilities related to Power-One and Thomas & Betts, respectively.

Note 3—Acquisitions and business divestments (Continued)

        In the table above, the amount for "Acquisitions" and "Aggregate excess of purchase price over fair value of net assets acquired" in 2013 relates primarily to the acquisition of Power-One Inc. (Power-One), while for 2012, the amount relates primarily to the acquisition of Thomas & Betts Corporation (Thomas & Betts).

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

        On July 25, 2013, the Company acquired all outstanding shares of Power-One for $6.35 per share in cash. The resulting cash outflows for the Company amounted to $737 million, representing $705 million for the purchase of the shares (net of cash acquired) and $32 million related to the cash settlement of Power-One stock options held at the acquisition date. Power-One is a provider of renewable energy solutions and a designer and manufacturer of photovoltaic inverters. During 2014, the Company disposed of the Power Solutions business of Power-One, which provided energy-efficient power conversion and power management solutions.

        The final aggregate allocation of the purchase consideration for business acquisitions in 2013, was as follows:

($ in millions)	Allocated amounts(1)	Weighted-average useful life
Intangible assets	208	7 years
Fixed assets	124
Deferred tax liabilities	(74)
Other assets and liabilities, net	93
Goodwill(2)	546

Total consideration (net of cash acquired)	897

(1)
Excludes measurement period adjustments related to prior year acquisitions.

(2)
Goodwill recognized is not deductible for income tax purposes.

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

Note 3—Acquisitions and business divestments (Continued)

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

        The unaudited pro forma financial information in the table below summarizes the combined pro forma results of the Company and Thomas & Betts for 2012, as if Thomas & Betts had been acquired on January 1, 2011.

($ in millions)	2012
Total revenues	40,251
Income from continuing operations, net of tax	2,924

        The unaudited pro forma results above include certain adjustments related to the Thomas & Betts acquisition. The table below summarizes the adjustments necessary to present the pro forma financial

Note 3—Acquisitions and business divestments (Continued)

information of the Company and Thomas & Betts combined, as if Thomas & Betts had been acquired on January 1, 2011.

Adjustments
($ in millions)	2012
Impact on cost of sales from additional amortization of intangible assets (excluding order backlog capitalized upon acquisition)	(26)
Impact on cost of sales from amortization of order backlog capitalized upon acquisition	11
Impact on cost of sales from fair valuing acquired inventory	31
Impact on cost of sales from additional depreciation of fixed assets	(12)
Interest expense on Thomas & Betts debt	5
Impact on selling, general and administrative expenses from Thomas & Betts stock-option plans adjustments	16
Impact on selling, general and administrative expenses from acquisition-related costs	56
Impact on interest and other finance expense from bridging facility costs	13
Other	(5)
Income taxes	(7)

Total pro forma adjustments	82

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

Business divestments

        In 2014, the Company received proceeds of $1,090 million (net of transaction costs and cash disposed) relating to divestments of consolidated businesses and recorded net gains of $543 million in "Other income (expense), net". In 2013 and 2012, there were no significant amounts recognized from divestments of consolidated businesses.

Note 4—Cash and equivalents, marketable securities and short-term investments

Current assets

        Cash and equivalents and marketable securities and short-term investments consisted of the following:

	December 31, 2014
($ in millions)	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
Cash	2,218			2,218	2,218
Time deposits	3,340			3,340	3,140	200
Other short-term investments	225			225		225
Debt securities available-for-sale:
—U.S. government obligations	135	2	(1)	136	—	136
—Other government obligations	2	—	—	2	—	2
—Corporate	734	4	(1)	737	85	652
Equity securities available-for-sale	98	12	—	110	—	110

Total	6,752	18	(2)	6,768	5,443	1,325

	December 31, 2013
($ in millions)	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
Cash	2,414			2,414	2,414
Time deposits	3,556			3,556	3,538	18
Other short-term investments	9			9		9
Debt securities available-for-sale:
—U.S. government obligations	103	2	(1)	104	—	104
—European government obligations	24	1	—	25	—	25
—Other government obligations	3	—	—	3	—	3
—Corporate	212	4	(1)	215	69	146
Equity securities available-for-sale	154	9	(4)	159	—	159

Total	6,475	16	(6)	6,485	6,021	464

        Included in Other short-term investments at December 31, 2014, are receivables of $219 million representing reverse repurchase agreements. These collateralized lendings, made to a financial institution, have maturity dates of less than one year.

Non-current assets

        Included in "Other non-current assets" are certain held-to-maturity marketable securities. At December 31, 2014, the amortized cost, gross unrecognized gain and fair value (based on quoted market prices) of these securities were $95 million, $14 million and $109 million, respectively. At December 31, 2013, the amortized cost, gross unrecognized gain and fair value (based on quoted market prices) of these securities were $104 million, $17 million and $121 million, respectively. These securities are pledged as security for certain outstanding deposit liabilities and the funds received at the respective maturity dates of the securities will only be available to the Company for repayment of these obligations.

Note 4—Cash and equivalents, marketable securities and short-term investments (Continued)

Gains, losses and contractual maturities

        Gross realized gains (reclassified from accumulated other comprehensive loss to income) on available-for-sale securities totaled $2 million, $10 million and $3 million in 2014, 2013 and 2012, respectively. Gross realized losses (reclassified from accumulated other comprehensive loss to income) on available-for-sale securities totaled $23 million in 2014 and were not significant in 2013 and 2012. Such gains and losses were included in "Interest and other finance expense".

        In 2014, 2013 and 2012, other-than-temporary impairments recognized on available-for-sale equity securities were not significant.

        At December 31, 2014, 2013 and 2012, gross unrealized losses on available-for-sale securities that have been in a continuous unrealized loss position were not significant and the Company does not intend and does not expect to be required to sell these securities before the recovery of their amortized cost.

        There were no sales of held-to-maturity securities in 2014, 2013 and 2012.

        Contractual maturities of debt securities consisted of the following:

	December 31, 2014
	Available-for-sale		Held-to-maturity
($ in millions)	Cost basis	Fair value	Cost basis	Fair value
Less than one year	637	637	—	—
One to five years	178	181	75	85
Six to ten years	56	57	20	24

Total	871	875	95	109

        At December 31, 2014 and 2013, the Company pledged $95 million and $97 million, respectively, of available-for-sale marketable securities as collateral for issued letters of credit and other security arrangements.

Note 5—Derivative financial instruments

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

Note 5—Derivative financial instruments (Continued)

uses foreign exchange swaps and forward foreign exchange contracts to manage the currency and timing mismatches arising in its liquidity management activities.

Commodity risk

        Various commodity products are used in the Company's manufacturing activities. Consequently it is exposed to volatility in future cash flows arising from changes in commodity prices. To manage the price risk of commodities other than electricity, the Company's policies require that the subsidiaries hedge the commodity price risk exposures from binding contracts, as well as at least 50 percent (up to a maximum of 100 percent) of the forecasted commodity exposure over the next 12 months or longer (up to a maximum of 18 months). Primarily swap contracts are used to manage the associated price risks of commodities. As of 2014, the Company no longer enters into electricity futures contracts to manage the price risk on its forecasted electricity needs in certain locations.

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

Foreign exchange and interest rate derivatives

        The gross notional amounts of outstanding foreign exchange and interest rate derivatives (whether designated as hedges or not) were as follows:

	Total notional amounts at December 31,
Type of derivative ($ in millions)	2014	2013	2012
Foreign exchange contracts	18,564	19,351	19,724
Embedded foreign exchange derivatives	3,013	3,049	3,572
Interest rate contracts	2,242	4,693	3,983

Note 5—Derivative financial instruments (Continued)

Derivative commodity contracts

        The following table shows the notional amounts of outstanding commodity derivatives (whether designated as hedges or not), on a net basis, to reflect the Company's requirements in the various commodities:

		Total notional amounts at December 31,
Type of derivative	Unit	2014	2013	2012
Copper swaps	metric tonnes	46,520	42,866	45,222
Aluminum swaps	metric tonnes	3,846	3,525	5,495
Nickel swaps	metric tonnes	—	18	21
Lead swaps	metric tonnes	6,550	7,100	13,025
Zinc swaps	metric tonnes	200	300	225
Silver swaps	ounces	1,996,845	1,936,581	1,415,322
Electricity futures	megawatt hours	—	279,995	334,445
Crude oil swaps	barrels	128,000	113,000	135,471

Equity derivatives

        At December 31, 2014, 2013 and 2012, the Company held 61 million, 67 million and 67 million cash-settled call options indexed to ABB Ltd shares (conversion ratio 5:1) with a total fair value of $33 million, $56 million and $26 million, respectively.

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

        At December 31, 2014, 2013 and 2012, "Accumulated other comprehensive loss" included net unrealized losses of $21 million and net unrealized gains of $22 million and $37 million, respectively, net of tax, on derivatives designated as cash flow hedges. Of the amount at December 31, 2014, net losses of $12 million are expected to be reclassified to earnings in 2015. At December 31, 2014, the longest maturity of a derivative classified as a cash flow hedge was 57 months.

        In 2014, 2013 and 2012, the amounts of gains or losses, net of tax, reclassified into earnings due to the discontinuance of cash flow hedge accounting and recognized in earnings due to ineffectiveness in cash flow hedge relationships were not significant.

Note 5—Derivative financial instruments (Continued)

        The pre-tax effects of derivative instruments, designated and qualifying as cash flow hedges, on "Accumulated other comprehensive loss" (OCI) and the Consolidated Income Statements were as follows:

2014
	Gains (losses) recognized in OCI on derivatives (effective portion)
		Gains (losses) reclassified from OCI into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
Type of derivative designated as a cash flow hedge
			($ in millions)		($ in millions)
	($ in millions)	Location		Location
Foreign exchange contracts	(42)	Total revenues	(9)	Total revenues	—
		Total cost of sales	8	Total cost of sales	—
Commodity contracts	(7)	Total cost of sales	(3)	Total cost of sales	—
Cash-settled call options	(16)	SG&A expenses(1)	(6)	SG&A expenses(1)	—

Total	(65)		(10)		—

2013
	Gains (losses) recognized in OCI on derivatives (effective portion)
		Gains (losses) reclassified from OCI into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
Type of derivative designated as a cash flow hedge
			($ in millions)		($ in millions)
	($ in millions)	Location		Location
Foreign exchange contracts	22	Total revenues	52	Total revenues	—
		Total cost of sales	(1)	Total cost of sales	—
Commodity contracts	(5)	Total cost of sales	(5)	Total cost of sales	—
Cash-settled call options	16	SG&A expenses(1)	8	SG&A expenses(1)	—

Total	33		54		—

2012
	Gains (losses) recognized in OCI on derivatives (effective portion)
		Gains (losses) reclassified from OCI into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
Type of derivative designated as a cash flow hedge
			($ in millions)		($ in millions)
	($ in millions)	Location		Location
Foreign exchange contracts	74	Total revenues	69	Total revenues	—
		Total cost of sales	(12)	Total cost of sales	—
Commodity contracts	4	Total cost of sales	(4)	Total cost of sales	—
Cash-settled call options	(4)	SG&A expenses(1)	(11)	SG&A expenses(1)	—

Total	74		42		—

(1)
SG&A expenses represent "Selling, general and administrative expenses".

        Net derivative losses of $9 million and net derivative gains of $43 million and $28 million, net of tax, were reclassified from "Accumulated other comprehensive loss" to earnings during 2014, 2013 and 2012, respectively.

Note 5—Derivative financial instruments (Continued)

Fair value hedges

        To reduce its interest rate exposure arising primarily from its debt issuance activities, the Company uses interest rate swaps. Where such instruments are designated as fair value hedges, the changes in the fair value of these instruments, as well as the changes in fair value of the risk component of the underlying debt being hedged, are recorded as offsetting gains and losses in "Interest and other finance expense". Hedge ineffectiveness of instruments designated as fair value hedges in 2014, 2013 and 2012, was not significant.

        The effect of derivative instruments, designated and qualifying as fair value hedges, on the Consolidated Income Statements was as follows:

2014
	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
Type of derivative designated as a fair value hedge
		($ in millions)		($ in millions)
	Location		Location
Interest rate contracts	Interest and other finance expense	84	Interest and other finance expense	(83)

2013
	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
Type of derivative designated as a fair value hedge
		($ in millions)		($ in millions)
	Location		Location
Interest rate contracts	Interest and other finance expense	(34)	Interest and other finance expense	35

2012
	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
Type of derivative designated as a fair value hedge
		($ in millions)		($ in millions)
	Location		Location
Interest rate contracts	Interest and other finance expense	6	Interest and other finance expense	(6)

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

Note 5—Derivative financial instruments (Continued)

        The gains (losses) recognized in the Consolidated Income Statements on derivatives not designated in hedging relationships were as follows:

	Gains (losses) recognized in income
($ in millions) Type of derivative not designated as a hedge	Location	2014	2013	2012
Foreign exchange contracts	Total revenues	(533)	(95)	318
	Total cost of sales	19	80	(193)
	SG&A expenses(1)	2	(1)	(3)
	Interest and other finance expense	(260)	223	68
Embedded foreign exchange contracts	Total revenues	149	101	(148)
	Total cost of sales	(27)	(10)	28
Commodity contracts	Total cost of sales	(28)	(50)	10
	Interest and other finance expense	1	1	1
Interest rate contracts	Interest and other finance expense	(1)	(3)	(1)
Cash-settled call options	Interest and other finance expense	(1)	—	—

Total		(679)	246	80

(1)
SG&A expenses represent "Selling, general and administrative expenses".

        The fair values of derivatives included in the Consolidated Balance Sheets were as follows:

	December 31, 2014
	Derivative assets		Derivative liabilities
($ in millions)	Current in "Other current assets"	Non-current in "Other non-current assets"	Current in "Other current liabilities"	Non-current in "Other non-current liabilities"
Derivatives designated as hedging instruments:
Foreign exchange contracts	9	9	20	16
Commodity contracts	—	—	3	—
Interest rate contracts	—	85	—	—
Cash-settled call options	21	11	—	—

Total	30	105	23	16

Derivatives not designated as hedging instruments:
Foreign exchange contracts	156	25	369	72
Commodity contracts	4	—	19	3
Cash-settled call options	1	1	—	—
Embedded foreign exchange derivatives	98	58	27	17

Total	259	84	415	92

Total fair value	289	189	438	108

Thereof, subject to close-out netting agreements	164	119	399	90

Note 5—Derivative financial instruments (Continued)

	December 31, 2013
	Derivative assets		Derivative liabilities
($ in millions)	Current in "Other current assets"	Non-current in "Other non-current assets"	Current in "Other current liabilities"	Non-current in "Other non-current liabilities"
Derivatives designated as hedging instruments:
Foreign exchange contracts	21	8	10	3
Commodity contracts	2	—	1	—
Interest rate contracts	—	14	—	7
Cash-settled call options	14	40	—	—

Total	37	62	11	10

Derivatives not designated as hedging instruments:
Foreign exchange contracts	272	42	121	30
Commodity contracts	6	1	15	1
Cash-settled call options	—	2	—	—
Embedded foreign exchange derivatives	57	21	55	11

Total	335	66	191	42

Total fair value	372	128	202	52

Thereof, subject to close-out netting agreements	284	63	130	40

        Close-out netting agreements provide for the termination, valuation and net settlement of some or all outstanding transactions between two counterparties on the occurrence of one or more pre-defined trigger events.

        Although the Company is party to close-out netting agreements with most derivative counterparties, the fair values in the tables above and in the Consolidated Balance Sheets at December 31, 2014 and 2013, have been presented on a gross basis.

Note 6—Fair values

Recurring fair value measures

        The fair values of financial assets and liabilities measured at fair value on a recurring basis were as follows:

	December 31, 2014
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets
Available-for-sale securities in "Cash and equivalents":
Debt securities—Corporate	—	85	—	85
Available-for-sale securities in "Marketable securities and short-term investments":
Equity securities	—	110	—	110
Debt securities—U.S. government obligations	136	—	—	136
Debt securities—Other government obligations	—	2	—	2
Debt securities—Corporate	—	652	—	652
Derivative assets—current in "Other current assets"	—	289	—	289
Derivative assets—non-current in "Other non-current assets"	—	189	—	189

Total	136	1,327	—	1,463

Liabilities
Derivative liabilities—current in "Other current liabilities"	—	438	—	438
Derivative liabilities—non-current in "Other non-current liabilities"	—	108	—	108

Total	—	546	—	546

	December 31, 2013
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets
Available-for-sale securities in "Cash and equivalents":
Debt securities—Corporate	—	69	—	69
Available-for-sale securities in "Marketable securities and short-term investments":
Equity securities	—	159	—	159
Debt securities—U.S. government obligations	104	—	—	104
Debt securities—European government obligations	25	—	—	25
Debt securities—Other government obligations	—	3	—	3
Debt securities—Corporate	—	146	—	146
Derivative assets—current in "Other current assets"	—	372	—	372
Derivative assets—non-current in "Other non-current assets"	—	128	—	128

Total	129	877	—	1,006

Liabilities
Derivative liabilities—current in "Other current liabilities"	3	199	—	202
Derivative liabilities—non-current in "Other non-current liabilities"	—	52	—	52

Total	3	251	—	254

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

Non-recurring fair value measures

        There were no significant non-recurring fair value measurements during 2014 and 2013.

Disclosure about financial instruments carried on a cost basis

        The fair values of financial instruments carried on a cost basis were as follows:

	December 31, 2014
($ in millions)	Carrying value	Level 1	Level 2	Level 3	Total fair value
Assets
Cash and equivalents (excluding available-for-sale securities with original maturities up to 3 months):
Cash	2,218	2,218	—	—	2,218
Time deposits	3,140	—	3,140	—	3,140
Marketable securities and short-term investments (excluding available-for-sale securities):
Time deposits	200	—	200	—	200
Receivables under reverse repurchase agreements	219	—	219	—	219
Other short-term investments	6	6	—	—	6
Other non-current assets:
Loans granted	41	—	44	—	44
Held-to-maturity securities	95	—	109	—	109
Restricted cash and cash deposits	198	64	161	—	225
Liabilities
Short-term debt and current maturities of long-term debt (excluding capital lease obligations)	324	115	209	—	324
Long-term debt (excluding capital lease obligations)	7,224	6,148	1,404	—	7,552
Non-current deposit liabilities in "Other non-current liabilities"	222	—	267	—	267

Note 6—Fair values (Continued)

	December 31, 2013
($ in millions)	Carrying value	Level 1	Level 2	Level 3	Total fair value
Assets
Cash and equivalents (excluding available-for-sale securities with original maturities up to 3 months):
Cash	2,414	2,414	—	—	2,414
Time deposits	3,538	—	3,538	—	3,538
Marketable securities and short-term investments (excluding available-for-sale securities):
Time deposits	18	—	18	—	18
Other short-term investments	9	9	—	—	9
Other non-current assets:
Loans granted	54	—	52	—	52
Held-to-maturity securities	104	—	121	—	121
Restricted cash and cash deposits	276	95	219	—	314
Liabilities
Short-term debt and current maturities of long-term debt (excluding capital lease obligations)	424	107	317	—	424
Long-term debt (excluding capital lease obligations)	7,475	6,241	1,333	—	7,574
Non-current deposit liabilities in "Other non-current liabilities"	279	—	338	—	338

        In the above table, certain amounts, included in Long-term debt, previously disclosed at Level 1 at December 31, 2013, have been presented as Level 2.

        The Company uses the following methods and assumptions in estimating fair values of financial instruments carried on a cost basis:

  •
  Cash and equivalents (excluding available-for-sale securities with original maturities up to 3 months), and Marketable securities and short-term investments (excluding available-for-sale securities):  The carrying amounts approximate the fair values as the items are short-term in nature.

  •
  Other non-current assets:  Includes (i) loans granted whose fair values are based on the carrying amount adjusted using a present value technique to reflect a premium or discount based on current market interest rates (Level 2 inputs), (ii) held-to-maturity securities (see Note 4) whose fair values are based on quoted market prices in inactive markets (Level 2 inputs), (iii) restricted cash whose fair values approximate the carrying amounts (Level 1) and (iv) cash deposits pledged in respect of certain non-current deposit liabilities whose fair values are determined using a discounted cash flow methodology based on current market interest rates (Level 2 inputs).

  •
  Short-term debt and current maturities of long-term debt (excluding capital lease obligations):  Includes commercial paper, bank borrowings and overdrafts. The carrying amounts of short-term debt and current maturities of long-term debt, excluding capital lease obligations, approximate their fair values.

  •
  Long-term debt (excluding capital lease obligations):  Fair values of outstanding bonds are determined using quoted market prices (Level 1 inputs), if available. For other bonds and other long-term debt, the fair values are determined using a discounted cash flow methodology based upon borrowing rates of similar debt instruments and reflecting appropriate adjustments for non-performance risk (Level 2 inputs).

Note 6—Fair values (Continued)

  •
  Non-current deposit liabilities in "Other non-current liabilities":  The fair values of non-current deposit liabilities are determined using a discounted cash flow methodology based on risk-adjusted interest rates (Level 2 inputs).

Note 7—Receivables, net

        "Receivables, net" consisted of the following:

	December 31,
($ in millions)	2014	2013
Trade receivables	7,715	8,360
Other receivables	701	802
Allowance	(279)	(317)

	8,137	8,845
Unbilled receivables, net:
Costs and estimated profits in excess of billings	4,087	4,552
Advance payments consumed	(1,146)	(1,251)

	2,941	3,301

Total	11,078	12,146

        "Trade receivables" in the table above includes contractual retention amounts billed to customers of $489 million and $552 million at December 31, 2014 and 2013, respectively. Management expects that the substantial majority of related contracts will be completed and the substantial majority of the billed amounts retained by the customer will be collected. Of the retention amounts outstanding at December 31, 2014, 65 percent and 29 percent are expected to be collected in 2015 and 2016, respectively.

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

        The reconciliation of changes in the allowance for doubtful accounts is as follows:

($ in millions)	2014	2013	2012
Balance at January 1,	317	271	227
Additions	103	147	155
Deductions	(118)	(92)	(113)
Exchange rate differences	(23)	(9)	2

Balance at December 31,	279	317	271

Note 8—Inventories, net

        "Inventories, net" consisted of the following:

	December 31,
($ in millions)	2014	2013
Raw materials	2,105	2,403
Work in process	1,761	1,893
Finished goods	1,572	1,834
Advances to suppliers	253	246

	5,691	6,376
Advance payments consumed	(315)	(372)

Total	5,376	6,004

        "Work in process" in the table above contains inventoried costs relating to long-term contracts of $338 million and $358 million at December 31, 2014 and 2013, respectively. "Advance payments consumed" in the table above relates to contractual advances received from customers on work in process.

Note 9—Other non-current assets

        "Other non-current assets" consisted of the following:

	December 31,
($ in millions)	2014	2013
Pledged financial assets	229	285
Derivatives (including embedded derivatives) (see Note 5)	189	128
Investments	65	72
Restricted cash	64	95
Loans granted (see Note 6)	41	54
Other	139	124

Total	727	758

        The Company entered into structured leasing transactions with U.S. investors prior to 1999. Certain amounts were transacted at the inception of the leasing arrangements and are included above as "Pledged financial assets". These assets are pledged as security for certain outstanding deposit liabilities included in "Other non-current liabilities" (see Note 13) and the funds received upon maturity of the respective pledged financial assets will only be available to the Company for repayment of these obligations.

        "Investments" represents shares and other equity investments carried at cost.

        "Loans granted" is reported in the balance sheet at outstanding principal amount less any write-offs or allowance for uncollectible loans and primarily represents financing arrangements provided to customers (relating to products manufactured by the Company).

Note 10—Property, plant and equipment, net

        "Property, plant and equipment, net" consisted of the following:

	December 31,
($ in millions)	2014	2013
Land and buildings	4,142	4,478
Machinery and equipment	7,762	8,258
Construction in progress	653	645

	12,557	13,381
Accumulated depreciation	(6,905)	(7,127)

Total	5,652	6,254

        Assets under capital leases included in "Property, plant and equipment, net" were as follows:

	December 31,
($ in millions)	2014	2013
Land and buildings	192	112
Machinery and equipment	88	98

	280	210
Accumulated depreciation	(163)	(115)

Total	117	95

        In 2014, 2013 and 2012, depreciation, including depreciation of assets under capital leases, was $851 million, $842 million and $733 million, respectively.

Note 11—Goodwill and other intangible assets

        Changes in "Goodwill" were as follows:

($ in millions)	Discrete Automation and Motion	Low Voltage Products	Process Automation	Power Products	Power Systems	Corporate and Other	Total
Cost at January 1, 2013	3,420	3,147	1,140	734	1,762	41	10,244
Accumulated impairment charges	—	—	—	—	—	(18)	(18)

Balance at January 1, 2013	3,420	3,147	1,140	734	1,762	23	10,226
Goodwill acquired during the year(1)	485	(45)	85	—	—	—	525
Goodwill allocated to disposals	(9)	—	(2)	—	—	—	(11)
Exchange rate differences	18	(43)	6	2	(53)	—	(70)

Balance at December 31, 2013	3,914	3,059	1,229	736	1,709	23	10,670

Goodwill acquired during the year(1)	(52)	1	24	9	—	27	9
Goodwill allocated to disposals	—	(181)	(19)	—	(7)	(27)	(234)
Exchange rate differences and other	(92)	(172)	(60)	(25)	(42)	(1)	(392)

Balance at December 31, 2014	3,770	2,707	1,174	720	1,660	22	10,053

(1)
Amounts include adjustments arising during the twelve-month measurement period subsequent to the respective acquisition date.

Note 11—Goodwill and other intangible assets (Continued)

        In 2014, goodwill allocated to disposals primarily related to the divestments of the Meyer Steel Structures and heating, ventilation and air conditioning (HVAC) businesses of Thomas & Betts included in the Low Voltage Products division.

        In 2013, goodwill acquired primarily related to Power-One, acquired in July 2013, which was allocated to the Discrete Automation and Motion operating segment.

        Intangible assets other than goodwill consisted of the following:

	December 31,
	2014			2013
($ in millions)	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Capitalized software for internal use	719	(599)	120	767	(618)	149
Capitalized software for sale	405	(354)	51	432	(384)	48
Intangibles other than software:
Customer-related	2,618	(623)	1,995	2,773	(481)	2,292
Technology-related	607	(304)	303	867	(374)	493
Marketing-related	314	(120)	194	400	(99)	301
Other	72	(33)	39	63	(49)	14

Total	4,735	(2,033)	2,702	5,302	(2,005)	3,297

        Additions to intangible assets other than goodwill consisted of the following:

($ in millions)	2014	2013
Capitalized software for internal use	52	66
Capitalized software for sale	28	26
Intangibles other than software:
Customer-related	—	82
Technology-related	—	110
Marketing-related	—	16
Other	16	—

Total	96	300

        Intangible assets from business combinations in 2014 were not significant. Included in the additions of $300 million in 2013 were the following intangible assets other than goodwill related to business combinations:

	2013
($ in millions)	Amount acquired	Weighted-average useful life
Customer-related(1)	82	11 years
Technology-related	108	4 years
Marketing-related	16	10 years

Total	206	7 years

(1)
Includes the fair value of order backlog acquired in business combinations.

Note 11—Goodwill and other intangible assets (Continued)

        Amortization expense of intangible assets other than goodwill consisted of the following:

($ in millions)	2014	2013	2012
Capitalized software for internal use	72	81	79
Capitalized software for sale	20	34	38
Intangibles other than software	362	361	332

Total	454	476	449

        In 2014, 2013 and 2012, impairment charges on intangible assets other than goodwill were not significant.

        At December 31, 2014, future amortization expense of intangible assets other than goodwill is estimated to be:

($ in millions)
2015	404
2016	362
2017	275
2018	191
2019	165
Thereafter	1,305

Total	2,702

Note 12—Debt

        The Company's total debt at December 31, 2014 and 2013, amounted to $7,691 million and $8,023 million, respectively.

Short-term debt and current maturities of long-term debt

        The Company's "Short-term debt and current maturities of long-term debt" consisted of the following:

	December 31,
($ in millions)	2014	2013
Short-term debt (weighted-average interest rate of 5.8% and 6.9%, respectively)	299	423
Current maturities of long-term debt (weighted-average nominal interest rate of 5.9% and 3.6%, respectively)	54	30

Total	353	453

        Short-term debt primarily represented short-term loans from various banks and issued commercial paper.

        At December 31, 2014, the Company had in place two commercial paper programs: a $2 billion Euro-commercial paper program for the issuance of commercial paper in a variety of currencies (which replaced the previous $1 billion Euro-commercial paper program in February 2014), and a $2 billion commercial paper program for the private placement of U.S. dollar denominated commercial paper in the United States. During 2014, the Company terminated its 5 billion Swedish krona commercial paper program which provided for the issuance of Swedish krona and euro-denominated commercial paper.

Note 12—Debt (Continued)

At December 31, 2014 and 2013, $120 million and $100 million, respectively, was outstanding under the $2 billion program in the United States.

        In addition, during 2014, the Company replaced its $2 billion multicurrency revolving credit facility, maturing 2015, with a new 5-year multicurrency credit facility. The new credit facility matures in 2019 but the Company has the option in 2015 and 2016 to extend the maturity to 2020 and 2021, respectively. The facility is for general corporate purposes. Interest costs on drawings under the facility are LIBOR or EURIBOR (depending on the currency of the drawings) plus a margin of 0.20 percent, while commitment fees (payable on the unused portion of the facility) amount to 35 percent of the margin, which represents commitment fees of 0.07 percent per annum. Utilization fees, payable on drawings, amount to 0.075 percent per annum on drawings up to one-third of the facility, 0.15 percent per annum on drawings in excess of one-third but less than or equal to two-thirds of the facility, or 0.30 percent per annum on drawings over two-thirds of the facility. No amount was drawn at December 31, 2014 and 2013, under either of the facilities. The new facility contains cross-default clauses whereby an event of default would occur if the Company were to default on indebtedness as defined in the facility, at or above a specified threshold.

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

        The following table summarizes the Company's long-term debt considering the effect of interest rate swaps. Consequently, a fixed-rate debt subject to a fixed-to-floating interest rate swap is included as a floating rate debt in the table below:

	December 31,
	2014			2013
($ in millions, except % data)	Balance	Nominal rate	Effective rate	Balance	Nominal rate	Effective rate
Floating rate	2,318	2.7%	1.1%	2,211	2.7%	1.2%
Fixed rate	5,074	3.2%	3.2%	5,389	3.1%	3.1%

	7,392			7,600
Current portion of long-term debt	(54)	5.9%	5.9%	(30)	3.6%	3.6%

Total	7,338			7,570

        At December 31, 2014, the principal amounts of long-term debt repayable (excluding capital lease obligations) at maturity were as follows:

($ in millions)
2015	25
2016	1,140
2017	869
2018	354
2019	1,523
Thereafter	3,273

Total	7,184

Note 12—Debt (Continued)

        Details of the Company's outstanding bonds were as follows:

	December 31,
	2014			2013
		Nominal outstanding	Carrying value(1)		Nominal outstanding	Carrying value(1)
		(in millions)			(in millions)
Bonds:
2.5% USD Notes, due 2016	USD	600	$599	USD	600	$598
1.25% CHF Bonds, due 2016	CHF	500	$512	CHF	500	$568
1.625% USD Notes, due 2017	USD	500	$498	USD	500	$498
4.25% AUD Notes, due 2017	AUD	400	$335	AUD	400	$353
1.50% CHF Bonds, due 2018	CHF	350	$354	CHF	350	$393
2.625% EUR Instruments, due 2019	EUR	1,250	$1,518	EUR	1,250	$1,722
4.0% USD Notes, due 2021	USD	650	$643	USD	650	$642
2.25% CHF Bonds, due 2021	CHF	350	$381	CHF	350	$396
5.625% USD Notes, due 2021	USD	250	$283	USD	250	$287
2.875% USD Notes, due 2022	USD	1,250	$1,275	USD	1,250	$1,230
4.375% USD Notes, due 2042	USD	750	$728	USD	750	$727

Total			$7,126			$7,414

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

Note 12—Debt (Continued)

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

        During the third quarter of 2013, the Company entered into interest rate swaps to hedge obligations on an aggregate principal of $850 million of the 2.875% USD Notes, due 2022. During the second quarter of 2014, the Company entered into an additional interest rate swap to hedge a further $200 million of the aggregate principal amount. After considering the impact of such swaps, portions of the outstanding principal became floating rate obligations and consequently $1,050 million and $850 million are shown as floating rate debt at December 31, 2014 and 2013, respectively, in the table of long-term debt above.

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

        In addition to the bonds described above, included in long-term debt at December 31, 2014 and 2013, are capital lease obligations, bank borrowings of subsidiaries and other long-term debt, none of which is individually significant.

Note 13—Other provisions, other current liabilities and other non-current liabilities

        "Other Provisions" consisted of the following:

	December 31,
($ in millions)	2014	2013
Contract-related provisions	749	762
Provision for insurance-related reserves	239	232
Provisions for contractual penalties and compliance and litigation matters	237	327
Restructuring and restructuring-related provisions	225	247
Other	239	239

Total	1,689	1,807

        "Other current liabilities" consisted of the following:

	December 31,
($ in millions)	2014	2013
Employee-related liabilities	1,746	1,854
Accrued expenses	545	694
Derivative liabilities (see Note 5)	438	202
Non-trade payables	312	328
Income taxes payable	293	357
Other tax liabilities	271	269
Deferred income	169	155
Accrued customer rebates	165	162
Accrued interest	76	79
Pension and other employee benefits (see Note 17)	75	82
Other	167	60

Total	4,257	4,242

        "Other non-current liabilities" consisted of the following:

	December 31,
($ in millions)	2014	2013
Income tax related liabilities	760	830
Non-current deposit liabilities (see Note 9)	222	279
Environmental provisions (see Note 15)	109	116
Derivative liabilities (see Note 5)	108	52
Deferred income	89	57
Employee-related liabilities	52	68
Provisions for contractual penalties and compliance and litigation matters	41	71
Other	205	234

Total	1,586	1,707

Note 14—Leases

        The Company's lease obligations primarily relate to real estate and office equipment. Rent expense was $558 million, $602 million and $610 million in 2014, 2013 and 2012, respectively. Sublease income received by the Company on leased assets was $17 million, $22 million and $25 million in 2014, 2013 and 2012, respectively.

        At December 31, 2014, future net minimum lease payments for operating leases, having initial or remaining non-cancelable lease terms in excess of one year, consisted of the following:

($ in millions)
2015	432
2016	361
2017	300
2018	210
2019	170
Thereafter	230

1,703
Sublease income	(27)

Total	1,676

        At December 31, 2014, the future net minimum lease payments for capital leases and the present value of the net minimum lease payments consisted of the following:

($ in millions)
2015	41
2016	35
2017	24
2018	19
2019	16
Thereafter	99

Total minimum lease payments	234
Less amount representing estimated executory costs included in total minimum lease payments	(2)

Net minimum lease payments	232
Less amount representing interest	(88)

Present value of minimum lease payments	144

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

        The Company is involved in the remediation of environmental contamination at present or former facilities, primarily in the United States. The clean-up of these sites involves primarily soil and groundwater contamination. A significant portion of the provisions in respect of these contingencies reflects the provisions of acquired companies. A portion of one of the acquired companies' remediation liability is indemnified by a prior owner. Accordingly, an asset equal to that portion of the remediation liability is included in "Other non-current assets".

        The impact of environmental obligations on "Income from continuing operations, net of tax" was not significant in 2014, 2013 and 2012. The impact on "Income (loss) from discontinued operations, net of tax" was a charge of $41 million in 2013 and was not significant in 2014 and 2012.

        The effect of environmental obligations on the Company's Consolidated Statements of Cash Flows was not significant in 2014, 2013 and 2012.

        Environmental provisions included in the Company's Consolidated Balance Sheets were as follows:

	December 31,
($ in millions)	2014	2013
Other provisions	37	37
Other non-current liabilities	109	116

Total	146	153

        Provisions for the above estimated losses have not been discounted as the timing of payments cannot be reasonably estimated.

Contingencies—Regulatory, Compliance and Legal

Antitrust

        In April 2014, the European Commission announced its decision regarding its investigation of anticompetitive practices in the cables industry and granted the Company full immunity from fines under the European Commission's leniency program. In December 2013, the Company agreed with the Brazilian Antitrust Authority (CADE) to settle its ongoing investigation into the Company's involvement in anticompetitive practices in the cables industry and the Company agreed to pay a fine of approximately 1.5 million Brazilian reals (equivalent to approximately $1 million on date of payment). The Company's cables business remains under investigation for alleged anticompetitive practices in certain other jurisdictions. An informed judgment about the outcome of these remaining investigations or the amount of potential loss or range of loss for the Company, if any, relating to these remaining investigations cannot be made at this stage.

Note 15—Commitments and contingencies (Continued)

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

        In Italy, one of the Company's recently acquired subsidiaries was raided in October 2013 by the Italian Antitrust Agency for alleged anticompetitive practices. In July 2014, the Company received the decision of the Italian Antitrust Agency regarding this matter. The agency closed its investigation without imposing a fine and accepted the non-financial commitments offered by the Company.

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

Liabilities recognized

        At December 31, 2014 and 2013, the Company had aggregate liabilities of $147 million and $245 million, respectively, included in "Other provisions" and "Other non-current liabilities", for the above regulatory, compliance and legal contingencies, and none of the individual liabilities recognized was significant. As it is not possible to make an informed judgment on the outcome of certain matters and as it is not possible, based on information currently available to management, to estimate the maximum potential liability on other matters, there could be material adverse outcomes beyond the amounts accrued.

Guarantees

General

        The following table provides quantitative data regarding the Company's third-party guarantees. The maximum potential payments represent a "worst-case scenario", and do not reflect management's expected outcomes.

	December 31,
	2014	2013
($ in millions)	Maximum potential payments
Performance guarantees	232	149
Financial guarantees	72	77
Indemnification guarantees	50	50

Total	354	276

Note 15—Commitments and contingencies (Continued)

        The carrying amount of liabilities recorded in the Consolidated Balance Sheets reflects the Company's best estimate of future payments, which it may incur as part of fulfilling its guarantee obligations. In respect of the above guarantees, the carrying amounts of liabilities at December 31, 2014 and 2013, were not significant.

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

        The Company retained obligations for guarantees related to the Power Generation business contributed in mid-1999 to the former ABB Alstom Power NV joint venture (Alstom Power NV). The guarantees primarily consist of performance guarantees and other miscellaneous guarantees under certain contracts such as indemnification for personal injuries and property damages, taxes and compliance with labor laws, environmental laws and patents. These guarantees have no fixed expiration date. In May 2000, the Company sold its interest in Alstom Power NV to Alstom SA (Alstom). As a result, Alstom and its subsidiaries have primary responsibility for performing the obligations that are the subject of the guarantees. Further, Alstom, the parent company and Alstom Power NV, have undertaken jointly and severally to fully indemnify and hold harmless the Company against any claims arising under such guarantees. Management's best estimate of the total maximum potential amount payable of quantifiable guarantees issued by the Company on behalf of its former Power Generation business was $65 million at both December 31, 2014 and 2013. The Company has not experienced any losses related to guarantees issued on behalf of the former Power Generation business.

        The Company is engaged in executing a number of projects as a member of consortia that include third parties. In certain of these cases, the Company guarantees not only its own performance but also the work of third parties. The original maturity dates of these guarantees range from one to six years. At December 31, 2014 and 2013, the maximum potential amount payable under these guarantees as a result of third-party non-performance was $156 million and $70 million, respectively.

Financial guarantees and commercial commitments

        Financial guarantees represent irrevocable assurances that the Company will make payment to a beneficiary in the event that a third party fails to fulfill its financial obligations and the beneficiary under the guarantee incurs a loss due to that failure.

        At December 31, 2014 and 2013, the Company had a maximum potential amount payable of $72 million and $77 million, respectively, under financial guarantees outstanding. Of these amounts, $12 million and $15 million at December 31, 2014 and 2013, respectively, was in respect of guarantees issued on behalf of companies in which the Company formerly had or has an equity interest. The guarantees outstanding have various maturity dates up to 2020.

        In addition, in the normal course of bidding for and executing certain projects, the Company has entered into standby letters of credit, bid/performance bonds and surety bonds (collectively "performance bonds") with various financial institutions. Customers can draw on such performance bonds in the event that the Company does not fulfill its contractual obligations. The Company would then have an obligation to reimburse the financial institution for amounts paid under the performance

Note 15—Commitments and contingencies (Continued)

bonds. There have been no significant amounts reimbursed to financial institutions under these types of arrangements in 2014, 2013 and 2012.

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

        The Company issued to the purchasers of Lummus Global guarantees related to assets and liabilities divested in 2007. The maximum potential amount payable relating to this business, pursuant to the sales agreement, at each of December 31, 2014 and 2013, was $50 million.

Product and order-related contingencies

        The Company calculates its provision for product warranties based on historical claims experience and specific review of certain contracts.

        The reconciliation of the "Provisions for warranties", including guarantees of product performance, was as follows:

($ in millions)	2014	2013
Balance at January 1,	1,362	1,291
Net change in warranties due to acquisitions and divestments	11	111
Claims paid in cash or in kind	(319)	(294)
Net increase in provision for changes in estimates, warranties issued and warranties expired	224	245
Exchange rate differences	(130)	9

Balance at December 31,	1,148	1,362

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

Note 16—Taxes

        "Provision for taxes" consisted of the following:

($ in millions)	2014	2013	2012
Current taxes	1,130	1,258	967
Deferred taxes	72	(136)	63

Tax expense from continuing operations	1,202	1,122	1,030

Tax expense (benefit) from discontinued operations	1	(8)	—

        Tax expense from continuing operations is reconciled below from the Company's weighted-average global tax rate (rather than from the Swiss domestic statutory tax rate) as the parent company of the ABB Group, ABB Ltd, is domiciled in Switzerland and income generated in jurisdictions outside of Switzerland (hereafter "foreign jurisdictions") which has already been subject to corporate income tax in those foreign jurisdictions is, to a large extent, tax exempt in Switzerland. There is no requirement in Switzerland for any parent company of a group to file a tax return of the consolidated group determining domestic and foreign pre-tax income. As the Company's consolidated income from continuing operations is predominantly earned outside of Switzerland, corporate income tax in foreign jurisdictions largely determines the weighted-average global tax rate of the Company.

        The reconciliation of "Tax expense from continuing operations" at the weighted-average tax rate to the effective tax rate is as follows:

($ in millions, except % data)	2014	2013	2012
Income from continuing operations before taxes	3,896	4,066	3,838
Weighted-average global tax rate	23.8%	22.7%	23.6%
Income taxes at weighted-average tax rate	929	922	906
Items taxed at rates other than the weighted-average tax rate	146	110	60
Impact of non-deductible goodwill allocated to divested businesses	77	—	—
Changes in valuation allowance, net	52	31	44
Effects of changes in tax laws and enacted tax rates	(52)	1	(27)
Other, net	50	58	47

Tax expense from continuing operations	1,202	1,122	1,030

Effective tax rate for the year	30.9%	27.6%	26.8%

        In 2014, 2013 and 2012, the "Items taxed at rates other than the weighted-average tax rate" predominantly related to tax credits arising in foreign jurisdictions for which the technical merits did not allow a benefit to be taken.

        In 2014, 2013 and 2012, "Changes in valuation allowance, net" included reductions in valuation allowances recorded in certain jurisdictions where the Company determined that it was more likely than not that such deferred tax assets (recognized for net operating losses and temporary differences in those jurisdictions) would be realized, as well as increases in the valuation allowance in certain other jurisdictions. In 2014, the "Changes in valuation allowance, net" included an expense of $31 million related to certain of the Company's operations in South America. In 2013, the "Changes in valuation allowance, net" included an expense of $104 million related to certain of the Company's operations in Central Europe and South America. It also included a benefit of $42 million related to certain of the Company's operations in Central Europe and in 2012, the "Changes in valuation allowance, net" included an expense of $36 million related to certain of the Company's operations in Central Europe.

Note 16—Taxes (Continued)

        In 2014, the "Effects of change in tax laws and enacted tax rates" included a benefit of $62 million related to enacted changes in double tax treaties.

        In 2014, 2013 and 2012, "Other, net" of $50 million, $58 million and $47 million, respectively, included expenses of $45 million, $71 million and $94 million, respectively, in relation to items that were deducted for financial accounting purposes, but were not tax deductible, such as interest expense, local taxes on productive activities, disallowed meals and entertainment expenses and other similar items.

        In 2014, "Provision for taxes" included $279 million relating to income taxes recorded on $543 million of net gains from sale of businesses. This expense is primarily included in "Weighted-average global tax rate" and "Impact of non-deductible goodwill allocated to divested businesses".

        Deferred income tax assets and liabilities consisted of the following:

	December 31,
($ in millions)	2014	2013
Deferred tax assets:
Unused tax losses and credits	644	1,000
Provisions and other accrued liabilities	825	858
Pension	671	477
Inventories	297	302
Property, plant and equipment and other non-current assets	265	83
Other	112	140

Total gross deferred tax asset	2,814	2,860
Valuation allowance	(600)	(589)

Total gross deferred tax asset, net of valuation allowance	2,214	2,271
Deferred tax liabilities:
Property, plant and equipment	(343)	(323)
Intangibles and other non-current assets	(766)	(1,110)
Pension and other accrued liabilities	(191)	(206)
Inventories	(118)	(135)
Other current assets	(149)	(161)
Unremitted earnings	(612)	(598)
Other	(76)	(60)

Total gross deferred tax liability	(2,255)	(2,593)

Net deferred tax liability	(41)	(322)

Included in:
"Deferred taxes"—current assets	902	832
"Deferred taxes"—non-current assets	511	370
"Deferred taxes"—current liabilities	(289)	(259)
"Deferred taxes"—non-current liabilities	(1,165)	(1,265)

Net deferred tax liability	(41)	(322)

        Certain entities have deferred tax assets related to net operating loss carry-forwards and other items. As recognition of these assets in certain entities did not meet the more likely than not criterion, valuation allowances have been recorded and amount to $600 million and $589 million, at December 31, 2014 and 2013, respectively. "Unused tax losses and credits" at December 31, 2014 and

Note 16—Taxes (Continued)

2013, in the table above, included $151 million and $172 million, respectively, for which the Company has established a full valuation allowance as, due to limitations imposed by the relevant tax law, the Company determined that, more likely than not, such deferred tax assets would not be realized.

        At December 31, 2014 and 2013, deferred tax liabilities totaling $612 million and $598 million, respectively, have been provided for primarily in respect of withholding taxes, dividend distribution taxes or additional corporate income taxes (hereafter "withholding taxes") on unremitted earnings which will be payable in foreign jurisdictions on the repatriation of earnings to Switzerland. Income which has been generated outside of Switzerland and has already been subject to corporate income tax in such foreign jurisdictions is, to a large extent, tax exempt in Switzerland. Therefore, generally no or only limited Swiss income tax has to be provided for on the repatriated earnings of foreign subsidiaries.

        Certain countries levy withholding taxes on dividend distributions. Such taxes cannot always be fully reclaimed by the shareholder, although they have to be declared and withheld by the subsidiary. In 2014 and 2013, certain taxes arose in certain foreign jurisdictions for which the technical merits do not allow utilization of benefits. At December 31, 2014 and 2013, foreign subsidiary retained earnings subject to withholding taxes upon distribution of approximately $100 million and $200 million, respectively, were considered as permanently reinvested, as these funds are used for financing current operations as well as business growth through working capital and capital expenditure in those countries and, consequently, no deferred tax liability was recorded.

        At December 31, 2014, net operating loss carry-forwards of $2,200 million and tax credits of $67 million were available to reduce future taxes of certain subsidiaries. Of these amounts, $1,232 million of loss carry-forwards and $48 million of tax credits will expire in varying amounts through 2034. The largest amount of these carry-forwards related to the Company's Central Europe operations.

Note 16—Taxes (Continued)

        Unrecognized tax benefits consisted of the following:

($ in millions)	Unrecognized tax benefits	Penalties and interest related to unrecognized tax benefits	Total
Classification as unrecognized tax items on January 1, 2012	653	169	822
Net change due to acquisitions and divestments	10	—	10
Increase relating to prior year tax positions	51	26	77
Decrease relating to prior year tax positions	(73)	(56)	(129)
Increase relating to current year tax positions	141	1	142
Decrease relating to current year tax positions	(3)	—	(3)
Decrease due to settlements with tax authorities	(89)	(11)	(100)
Decrease as a result of the applicable statute of limitations	(29)	(7)	(36)
Exchange rate differences	8	5	13

Balance at December 31, 2012, which would, if recognized, affect the effective tax rate	669	127	796
Net change due to acquisitions and divestments	17	2	19
Increase relating to prior year tax positions	43	36	79
Decrease relating to prior year tax positions	(30)	—	(30)
Increase relating to current year tax positions	90	4	94
Decrease relating to current year tax positions	(1)	—	(1)
Decrease due to settlements with tax authorities	(18)	(5)	(23)
Decrease as a result of the applicable statute of limitations	(46)	(13)	(59)
Exchange rate differences	9	3	12

Balance at December 31, 2013, which would, if recognized, affect the effective tax rate	733	154	887
Net change due to acquisitions and divestments	(3)	1	(2)
Increase relating to prior year tax positions	25	39	64
Decrease relating to prior year tax positions	(24)	(7)	(31)
Increase relating to current year tax positions	85	—	85
Decrease relating to current year tax positions	(1)	—	(1)
Decrease due to settlements with tax authorities	(19)	(10)	(29)
Decrease as a result of the applicable statute of limitations	(36)	(19)	(55)
Exchange rate differences	(55)	(12)	(67)

Balance at December 31, 2014, which would, if recognized, affect the effective tax rate	705	146	851

        In 2014 and 2013, the "Increase relating to current year tax positions" included a total of $56 million and $62 million, respectively, in taxes related to the interpretation of tax law and double tax treaty agreements by competent tax authorities.

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

Note 16—Taxes (Continued)

        At December 31, 2014, the Company expected the resolution, within the next twelve months, of uncertain tax positions related to pending court cases amounting to $69 million for taxes, penalties and interest. Otherwise, the Company had not identified any other significant changes which were considered reasonably possible to occur within the next twelve months.

        At December 31, 2014, the earliest significant open tax years that remained subject to examination were the following:

Region	Year
Europe	2007
The Americas	2010
Asia	2005
Middle East & Africa	2004

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

Note 17—Employee benefits (Continued)

Obligations and funded status of the plans

        The change in benefit obligation, change in fair value of plan assets, and funded status recognized in the Consolidated Balance Sheets were as follows:

	2014	2013	2014	2013
($ in millions)	Defined pension benefits		Other postretirement benefits
Benefit obligation at January 1,	12,063	12,063	236	281
Service cost	243	249	1	1
Interest cost	409	373	10	9
Contributions by plan participants	81	81	—	—
Benefit payments	(632)	(612)	(14)	(15)
Benefit obligations of businesses acquired (divested)	(27)	7	—	—
Actuarial (gain) loss	1,536	(273)	14	(41)
Plan amendments and other	(64)	(50)	—	2
Exchange rate differences	(1,254)	225	(2)	(1)

Benefit obligation at December 31,	12,355	12,063	245	236

Fair value of plan assets at January 1,	10,930	10,282	—	—
Actual return on plan assets	918	621	—	—
Contributions by employer	308	403	14	15
Contributions by plan participants	81	81	—	—
Benefit payments	(632)	(612)	(14)	(15)
Plan assets of businesses acquired (divested)	(25)	—	—	—
Plan amendments and other	(68)	(57)	—	—
Exchange rate differences	(1,047)	212	—	—

Fair value of plan assets at December 31,	10,465	10,930	—	—

Funded status—underfunded	1,890	1,133	245	236

        The amounts recognized in "Accumulated other comprehensive loss" and "Noncontrolling interests" were:

	December 31,
	2014	2013	2012	2014	2013	2012
($ in millions)	Defined pension benefits			Other postretirement benefits
Net actuarial loss	(2,765)	(2,050)	(2,574)	(39)	(25)	(69)
Prior service (cost) credit	2	(21)	(32)	16	24	33

Amount recognized in OCI(1) and NCI(2)	(2,763)	(2,071)	(2,606)	(23)	(1)	(36)
Taxes associated with amount recognized in OCI(1) and NCI(2)	652	459	631	—	—	—

Amount recognized in OCI(1) and NCI(2), net of tax(3)	(2,111)	(1,612)	(1,975)	(23)	(1)	(36)

(1)
OCI represents "Accumulated other comprehensive loss".

(2)
NCI represents "Noncontrolling interests".

(3)
NCI, net of tax, amounted to $(3) million, $(3) million and $(7) million at December 31, 2014, 2013 and 2012, respectively.

Note 17—Employee benefits (Continued)

        In addition, the following amounts were recognized in the Company's Consolidated Balance Sheets:

	December 31,
	2014	2013	2014	2013
($ in millions)	Defined pension benefits		Other postretirement benefits
Overfunded plans	(42)	(66)	—	—
Underfunded plans—current	19	20	16	18
Underfunded plans—non-current	1,913	1,179	229	218

Funded status—underfunded	1,890	1,133	245	236

	December 31,
($ in millions)	2014	2013
Non-current assets
Overfunded pension plans	(42)	(66)
Other employee-related benefits	(28)	(27)

Prepaid pension and other employee benefits	(70)	(93)

	December 31,
($ in millions)	2014	2013
Current liabilities
Underfunded pension plans	19	20
Underfunded other postretirement benefit plans	16	18
Other employee-related benefits	40	44

Pension and other employee benefits (see Note 13)	75	82

	December 31,
($ in millions)	2014	2013
Non-current liabilities
Underfunded pension plans	1,913	1,179
Underfunded other postretirement benefit plans	229	218
Other employee-related benefits	252	242

Pension and other employee benefits	2,394	1,639

        The funded status, calculated using the projected benefit obligation (PBO) and fair value of plan assets, for pension plans with a PBO in excess of fair value of plan assets (underfunded) or fair value of plan assets in excess of PBO (overfunded), respectively, was:

	December 31,
	2014			2013
($ in millions)	PBO	Assets	Difference	PBO	Assets	Difference
PBO exceeds assets	11,576	9,644	1,932	11,054	9,855	1,199
Assets exceed PBO	779	821	(42)	1,009	1,075	(66)

Total	12,355	10,465	1,890	12,063	10,930	1,133

Note 17—Employee benefits (Continued)

        The accumulated benefit obligation (ABO) for all defined benefit pension plans was $11,869 million and $11,594 million at December 31, 2014 and 2013, respectively. The funded status, calculated using the ABO and fair value of plan assets for pension plans with ABO in excess of fair value of plan assets (underfunded) or fair value of plan assets in excess of ABO (overfunded), respectively, was:

	December 31,
	2014			2013
($ in millions)	ABO	Assets	Difference	ABO	Assets	Difference
ABO exceeds assets	9,921	8,091	1,830	9,112	8,161	951
Assets exceed ABO	1,948	2,374	(426)	2,482	2,769	(287)

Total	11,869	10,465	1,404	11,594	10,930	664

        All of the Company's other postretirement benefit plans are unfunded.

Components of net periodic benefit cost

        Net periodic benefit cost consisted of the following:

	2014	2013	2012	2014	2013	2012
($ in millions)	Defined pension benefits			Other postretirement benefits
Service cost	243	249	221	1	1	1
Interest cost	409	373	396	10	9	11
Expected return on plan assets	(481)	(479)	(494)	—	—	—
Amortization of prior service cost (credit)	27	34	42	(9)	(9)	(9)
Amortization of net actuarial loss	99	136	98	—	4	4
Curtailments, settlements and special termination benefits	4	1	2	—	2	—

Net periodic benefit cost	301	314	265	2	7	7

        The net actuarial loss and prior service cost for defined pension benefits estimated to be amortized from "Accumulated other comprehensive loss" into net periodic benefit cost in 2015 is $132 million and $37 million, respectively.

        The net actuarial loss and prior service (credit) for other postretirement benefits estimated to be amortized from "Accumulated other comprehensive loss" into net periodic benefit cost in 2015 is $2 million and $(8) million, respectively.

Assumptions

        The following weighted-average assumptions were used to determine benefit obligations:

	December 31,
	2014	2013	2014	2013
(in %)	Defined pension benefits		Other postretirement benefits
Discount rate	2.61	3.58	3.49	4.17
Rate of compensation increase	1.65	1.81	—	—
Rate of pension increase	1.04	1.14	—	—

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

        The following weighted-average assumptions were used to determine the "Net periodic benefit cost":

	2014	2013	2012	2014	2013	2012
(in %)	Defined pension benefits			Other postretirement benefits
Discount rate	3.58	3.22	3.91	4.17	3.35	4.07
Expected long-term rate of return on plan assets	4.60	4.79	5.38	—	—	—
Rate of compensation increase	1.81	1.71	1.62	—	—	—

        The "Expected long-term rate of return on plan assets" is derived for each benefit plan by considering the expected future long-term return assumption for each individual asset class. A single long-term return assumption is then derived for each plan based upon the plan's target asset allocation.

        The Company maintains other postretirement benefit plans, which are generally contributory with participants' contributions adjusted annually. The assumptions used were:

	December 31,
	2014	2013
Health care cost trend rate assumed for next year	8.00%	8.15%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2028	2028

        A one-percentage-point change in assumed health care cost trend rates would have the following effects at December 31, 2014:

	1-percentage-point
($ in millions)	Increase	Decrease
Effect on total of service and interest cost	1	(1)
Effect on postretirement benefit obligation	22	(19)

Plan assets

        The Company has pension plans in various countries with the majority of the Company's pension liabilities deriving from a limited number of these countries. The pension plans' structures reflect local regulatory environments and market practices.

        The pension plans are typically funded by regular contributions from employees and the Company. These plans are typically administered by boards of trustees (which include Company representatives) whose primary responsibilities include ensuring that the plans meet their liabilities through contributions and investment returns. The boards of trustees have the responsibility for making key investment strategy decisions within a risk-controlled framework.

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

        The boards of trustees manage the assets of the pension plans in a risk-controlled manner and assess the risks embedded in the pension plans through asset/liability management studies. Asset/liability management studies typically take place every three years. However, the risks of the plans are monitored on an ongoing basis.

        The board of trustees' investment goal is to maximize the long-term returns of plan assets within specified risk parameters, while considering the future liabilities and liquidity needs of the individual plans. Risk measures taken into account include the funding ratio of the plan, the likelihood of extraordinary cash contributions being required, the risk embedded in each individual asset class, and the plan asset portfolio as a whole.

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

        Fixed income assets primarily include corporate bonds of companies from diverse industries and government bonds. Equity assets primarily include investments in large-cap and mid-cap listed companies. Both fixed income and equity assets are invested either via funds or directly in segregated investment mandates, and include an allocation to emerging markets. Real estate consists primarily of direct investments in real estate in Switzerland held in the Swiss plans. The "Other" asset class includes investments in private equity, hedge funds, commodities, and cash and reflects a variety of investment strategies.

        Based on the above global asset allocation and the fair values of the plan assets, the expected long-term return on assets at December 31, 2014, is 4.58 percent. The Company and the local boards of trustees regularly review the investment performance of the asset classes and individual asset managers. Due to the diversified nature of the investments, the Company is of the opinion that no significant concentration of risks exists in its pension fund assets.

        The Company does not expect any plan assets to be returned to the employer during 2015.

Note 17—Employee benefits (Continued)

        At December 31, 2014 and 2013, plan assets include ABB Ltd's shares (as well as an insignificant amount of the Company's debt instruments) with a total value of $15 million and $18 million, respectively.

        The fair values of the Company's pension plan assets by asset class are presented below. For further information on the fair value hierarchy and an overview of the Company's valuation techniques applied, see the "Fair value measures" section of Note 2.

	December 31, 2014
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Asset class
Equity
Equity securities	433	—	—	433
Mutual funds/commingled funds	—	1,821	—	1,821
Emerging market mutual funds/commingled funds	—	487	—	487
Fixed income
Government and corporate securities	638	1,211	—	1,849
Government and corporate—mutual funds/commingled funds	—	3,521	—	3,521
Emerging market bonds—mutual funds/commingled funds	—	671	—	671
Insurance contracts	—	126	—	126
Cash and short-term investments	274	56	—	330
Private equity	—	—	136	136
Hedge funds	—	—	93	93
Real estate	—	94	842	936
Commodities	—	62	—	62

Total	1,345	8,049	1,071	10,465

	December 31, 2013
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Asset class
Equity
Equity securities	387	—	—	387
Mutual funds/commingled funds	—	2,287	—	2,287
Emerging market mutual funds/commingled funds	—	515	—	515
Fixed income
Government and corporate securities	586	1,011	—	1,597
Government and corporate—mutual funds/commingled funds	—	3,442	—	3,442
Emerging market bonds—mutual funds/commingled funds	—	645	—	645
Insurance contracts	—	69	—	69
Cash and short-term investments	143	505	—	648
Private equity	—	—	155	155
Hedge funds	—	—	158	158
Real estate	—	82	866	948
Commodities	—	47	32	79

Total	1,116	8,603	1,211	10,930

Note 17—Employee benefits (Continued)

        The following table represents the movements of those asset categories whose fair values use significant unobservable inputs (Level 3):

($ in millions)	Private equity	Hedge funds	Real estate	Commodities	Total Level 3
Balance at January 1, 2013	164	153	830	35	1,182
Return on plan assets
Assets still held at December 31, 2013	6	28	10	(3)	41
Assets sold during the year	8	(7)	—	—	1
Purchases (sales)	(24)	(19)	4	—	(39)
Transfers into Level 3	—	—	8	—	8
Exchange rate differences	1	3	14	—	18

Balance at December 31, 2013	155	158	866	32	1,211

Return on plan assets
Assets still held at December 31, 2014	21	(3)	43	(5)	56
Assets sold during the year	3	8	—	—	11
Purchases (sales)	(39)	(59)	30	—	(68)
Transfers into Level 3	—	—	—	(27)	(27)
Exchange rate differences	(4)	(11)	(97)	—	(112)

Balance at December 31, 2014	136	93	842	—	1,071

        Real estate properties, which are primarily located in Switzerland, are valued under the income approach using the discounted cash flow method, by which the market value of a property is determined as the total of all projected future earnings discounted to the valuation date. The discount rates are determined for each property individually according to the property's location and specific use, and by considering initial yields of comparable market transactions.

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

Contributions

        Employer contributions were as follows:

	2014	2013	2014	2013
($ in millions)	Defined pension benefits		Other postretirement benefits
Total contributions to defined benefit pension and other postretirement benefit plans	308	403	14	15
Of which, discretionary contributions to defined benefit pension plans	75	164	—	—

Note 17—Employee benefits (Continued)

        In 2014, the discretionary contributions included non-cash contributions totaling $25 million of available-for-sale debt securities to certain of the Company's pension plans in the United Kingdom. In 2013, the discretionary contributions included non-cash contributions totaling $160 million of available-for-sale debt securities to certain of the Company's pension plans in Germany and the United Kingdom.

        The Company expects to contribute approximately $233 million, including $23 million of discretionary contributions, to its defined benefit pension plans in 2015. These discretionary contributions are expected to be non-cash contributions. The Company expects to contribute approximately $17 million to its other postretirement benefit plans in 2015.

        The Company also contributes to a number of defined contribution plans. The aggregate expense for these plans was $236 million, $243 million and $220 million in 2014, 2013 and 2012, respectively. Contributions to multi-employer plans were not significant in 2014, 2013 and 2012.

Estimated future benefit payments

        The expected future cash flows to be paid by the Company's plans in respect of pension and other postretirement benefit plans (net of Medicare subsidies) at December 31, 2014, are as follows:

($ in millions)	Defined pension benefits	Other postretirement benefits
2015	644	17
2016	668	17
2017	633	17
2018	627	17
2019	627	17
Years 2020 - 2024	3,002	83

Note 18—Share-based payment arrangements

        The Company has three principal share-based payment plans, as more fully described in the respective sections below. Compensation cost for equity-settled awards is recorded in "Total cost of sales" and in "Selling, general and administrative expenses" and totaled $73 million, $71 million and $60 million in 2014, 2013 and 2012, respectively. Compensation cost for cash-settled awards is recorded in "Selling, general and administrative expenses" and is disclosed in the "WARs", "LTIP" and "Other share-based payments" sections of this note. The total tax benefit recognized in 2014, 2013 and 2012, was not significant.

        At December 31, 2014, the Company had the ability to issue up to 94 million new shares out of contingent capital in connection with share-based payment arrangements. In addition, 30 million shares (of the 56 million shares held by the Company in treasury stock at December 31, 2014), could be used to settle share-based payment arrangements (the remaining shares of treasury stock are held for cancellation—see Note 19).

        As the primary trading market for the shares of ABB Ltd is the SIX Swiss Exchange, on which the shares are traded in Swiss francs, certain data disclosed below related to the instruments granted under share-based payment arrangements are presented in Swiss francs.

Note 18—Share-based payment arrangements (Continued)

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

	2014	2013	2012
Expected volatility	18%	21%	27%
Dividend yield	2.88%	2.90%	3.60%
Expected term	6 years	6 years	6 years
Risk-free interest rate	0.24%	0.57%	0.30%

Note 18—Share-based payment arrangements (Continued)

        Presented below is a summary of the activity related to warrants and options under the MIP:

	Number of instruments (in millions)	Number of shares (in millions)(1)	Weighted- average exercise price (in Swiss francs)(2)	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in millions of Swiss francs)(3)
Outstanding at January 1, 2014	297.9	59.6	21.76
Granted	79.9	16.0	21.00
Exercised	(5.5)	(1.1)	15.75
Forfeited	(4.5)	(0.9)	19.34
Expired	(25.1)	(5.1)	36.40

Outstanding at December 31, 2014	342.7	68.5	20.64	3.6	88

Vested and expected to vest at December 31, 2014	327.3	65.5	20.68	3.6	83
Exercisable at December 31, 2014	121.2	24.2	22.28	2.0	20

(1)
Information presented reflects the number of shares of ABB Ltd that can be received upon exercise, as warrants and options have a conversion ratio of 5:1.

(2)
Information presented reflects the exercise price per share of ABB Ltd.

(3)
Computed using the closing price, in Swiss francs, of ABB Ltd shares on the SIX Swiss Exchange and the exercise price per share of ABB Ltd.

        At December 31, 2014, there was $62 million of total unrecognized compensation cost related to non-vested options granted under the MIP. That cost is expected to be recognized over a weighted-average period of 2.0 years. The weighted-average grant-date fair value (per instrument) of options granted during 2014, 2013 and 2012 was 0.49 Swiss francs, 0.66 Swiss francs and 0.59 Swiss francs, respectively. In 2014 and 2012, the aggregate intrinsic value (on the date of exercise) of instruments exercised was not significant. There were no exercises in 2013.

        Presented below is a summary, by launch, related to instruments outstanding at December 31, 2014:

Exercise price (in Swiss francs)(1)	Number of instruments (in millions)	Number of shares (in millions)(2)	Weighted-average remaining contractual term (in years)
19.00	22.8	4.6	0.4
22.50	36.7	7.3	1.4
25.50	43.1	8.6	2.4
15.75	60.9	12.2	3.4
17.50	14.5	2.9	3.4
21.50	85.2	17.0	4.4
21.00	79.5	15.9	5.7

Total number of instruments and shares	342.7	68.5	3.6

(1)
Information presented reflects the exercise price per share of ABB Ltd.

(2)
Information presented reflects the number of shares of ABB Ltd that can be received upon exercise.

Note 18—Share-based payment arrangements (Continued)

WARs

        As each WAR gives the holder the right to receive cash equal to the market price of the equivalent listed warrant on date of exercise, the Company records a liability based upon the fair value of outstanding WARs at each period end, accreted on a straight-line basis over the three-year vesting period. In "Selling, general and administrative expenses", the Company recorded an expense of $26 million in 2013 as a result of changes in both the fair value and vested portion of the outstanding WARs. The amount recorded in 2014 and 2012 was not significant. To hedge its exposure to fluctuations in the fair value of outstanding WARs, the Company purchased cash-settled call options, which entitle the Company to receive amounts equivalent to its obligations under the outstanding WARs. The cash-settled call options are recorded as derivatives measured at fair value (see Note 5), with subsequent changes in fair value recorded through earnings to the extent that they offset the change in fair value of the liability for the WARs. In 2014, the Company recorded an expense of $11 million and in 2013 an income of $16 million, in "Selling, general and administrative expenses" related to the cash-settled call options. The amount recorded in 2012 was not significant.

        The aggregate fair value of outstanding WARs was $33 million and $56 million at December 31, 2014 and 2013, respectively. The fair value of WARs was determined based upon the trading price of equivalent warrants listed on the SIX Swiss Exchange.

        Presented below is a summary of the activity related to WARs:

Number of WARs (in millions)
Outstanding at January 1, 2014	67.3
Granted	10.7
Exercised	(5.9)
Forfeited	(0.7)
Expired	(10.2)

Outstanding at December 31, 2014	61.2

Exercisable at December 31, 2014	18.8

        The aggregate fair value at date of grant of WARs granted in 2014, 2013 and 2012, was $6 million, $13 million and $10 million, respectively. In 2013 and 2012, share-based liabilities of $9 million and $7 million, respectively, were paid upon exercise of WARs by participants. In 2014, the amount paid was not significant.

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

Note 18—Share-based payment arrangements (Continued)

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

	2014	2013	2012
Expected volatility	18%	20%	23%
Dividend yield	3.10%	2.84%	3.45%
Expected term	1 year	1 year	1 year
Risk-free interest rate	0%	0%	0%

        Presented below is a summary of activity under the ESAP:

	Number of shares (in millions)(1)	Weighted-average exercise price (in Swiss francs)(2)	Weighted-average remaining contractual term (in years)	Aggregate intrinsic value (in millions of Swiss francs)(2)(3)
Outstanding at January 1, 2014	4.7	20.82
Granted	3.9	20.97
Forfeited	(0.2)	20.82
Exercised(4)	(0.6)	20.82
Not exercised (savings returned plus interest)	(3.9)	20.82

Outstanding at December 31, 2014	3.9	20.97	0.8	0.7

Vested and expected to vest at December 31, 2014	3.7	20.97	0.8	0.6
Exercisable at December 31, 2014	—	—	—	—

(1)
Includes shares represented by ADS.

(2)
Information presented for ADS is based on equivalent Swiss franc denominated awards.

(3)
Computed using the closing price, in Swiss francs, of ABB Ltd shares on the SIX Swiss Exchange and the exercise price of each option in Swiss francs.

(4)
The cash received upon exercise was approximately $12 million and the corresponding tax benefit was not significant. The shares were delivered out of treasury stock.

        The exercise prices per ABB Ltd share and per ADS of 20.97 Swiss francs and $21.81, respectively, for the 2014 grant, 22.90 Swiss francs and $25.21, respectively, for the 2013 grant, and 17.08 Swiss francs and $18.30, respectively, for the 2012 grant were determined using the closing price of the ABB Ltd share on SIX Swiss Exchange and ADS on the New York Stock Exchange on the respective grant dates. For the 2013 grant, the exercise price was effectively reduced as for every ten shares bought through exercise of the options one additional free share would be delivered; therefore the effective exercise prices per ABB Ltd share and per ADS were 20.82 Swiss francs and $22.92, respectively. The table above reflects the effective exercise price.

        At December 31, 2014, the total unrecognized compensation cost related to non-vested options granted under the ESAP was not significant. The weighted-average grant-date fair value (per option) of options granted during 2014, 2013 and 2012, was 1.19 Swiss francs, 2.79 Swiss francs and 1.29 Swiss

Note 18—Share-based payment arrangements (Continued)

francs, respectively. The total intrinsic value (on the date of exercise) of options exercised in 2013 was $24 million, while in 2014 and 2012 it was not significant.

LTIP

        The Company has a long-term incentive plan (LTIP) for members of its Executive Committee and selected other senior executives (Eligible Participants), as defined in the terms of the LTIP. The LTIP involves annual conditional grants of the Company's stock to such Eligible Participants that are subject to certain conditions. The 2014, 2013 and 2012 launches under the LTIP are each composed of two components: (i) a performance component (earnings per share performance) and (ii) a retention component.

        Under the performance component, the number of shares granted is dependent upon the base salary of the Eligible Participant. For the 2014, 2013 and 2012 LTIP launches, the actual number of shares that will vest at a future date is dependent on (i) the Company's weighted cumulative earnings per share performance over three financial years, beginning with the year of launch, and (ii) the fulfillment of the service condition as defined in the terms and conditions of the LTIP. The cumulative earnings per share performance is weighted as follows: 33 percent of the first year's result, 67 percent of the second year's result and 100 percent of the third year's result. The actual number of shares that ultimately vest will vary depending on the weighted cumulative earnings per share outcome, interpolated between a lower threshold (no shares vest) and an upper threshold (the number of shares vesting is capped at 200 percent of the conditional grant).

        Under the retention component of the 2014, 2013 and 2012 LTIP launches, each Eligible Participant was conditionally granted an individually defined maximum number of shares which fully vest at the end of the respective vesting periods (if the participant remains an Eligible Participant until the end of such period).

        For the 2014, 2013 and 2012 LTIP launches, under the performance component, an Eligible Participant receives, in cash, 100 percent of the value of the shares that have vested. Under the retention component, an Eligible Participant receives 70 percent of the shares that have vested in the form of shares and 30 percent of the value of the shares that have vested in cash, with the possibility to elect to receive the 30 percent portion also in shares rather than in cash.

        Presented below is a summary of activity under the LTIP:

	Number of shares
	Equity & Cash or choice of 100% Equity Settlement(1) (in millions)	Only Cash Settlement(2) (in millions)	Total (in millions)	Weighted-average grant-date fair value per share (Swiss francs)
Nonvested at January 1, 2014	1.7	1.1	2.8	17.65
Granted	0.6	0.4	1.0	20.35
Vested	(0.5)	(0.1)	(0.6)	20.85
Expired(3)	—	(0.3)	(0.3)	8.76
Forfeited	(0.1)	(0.1)	(0.2)	15.71

Nonvested at December 31, 2014	1.7	1.0	2.7	18.85

(1)
Shares that, subject to vesting, the Eligible Participant can elect to receive 100 percent in the form of shares.

(2)
Shares that, subject to vesting, the Eligible Participant can only receive in cash.

(3)
Expired as the criteria for the Company's performance condition were not satisfied.

Note 18—Share-based payment arrangements (Continued)

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

        At December 31, 2014, there was $12 million of total unrecognized compensation cost related to equity-settled awards under the LTIP. That cost is expected to be recognized over a weighted-average period of 2.1 years. The compensation cost recorded in 2014, 2013 and 2012, for cash-settled awards was not significant.

        The aggregate fair value, at the dates of grant, of shares granted in 2014, 2013 and 2012, was approximately $22 million, $22 million and $22 million, respectively. The total grant-date fair value of shares that vested during 2014 was $15 million, while in 2013 and 2012 it was not significant. The weighted-average grant-date fair value (per share) of shares granted during 2014, 2013 and 2012, was 20.35 Swiss francs, 20.92 Swiss francs and 15.21 Swiss francs, respectively.

        For the earnings per share performance component of the 2014, 2013 and 2012 LTIP launches, the aggregate fair value of the conditionally granted shares is based on the market price of the ABB Ltd share at each reporting date and the probable outcome of the earnings per share achievement that would result in the vesting of the highest number of shares, as computed using a Monte Carlo simulation model. The main inputs to this model are the Company's and financial analysts' revenue growth rates and Operational EBITDA margin expectations. For the retention component under the 2014, 2013 and 2012 LTIP launches, the fair value of granted shares for equity-settled awards is the market price of the ABB Ltd share on grant date and the fair value of granted shares for cash-settled awards is the market price of the ABB Ltd share at each reporting date.

Other share-based payments

        The Company has other minor share-based payment arrangements with certain employees. The compensation cost related to these arrangements in 2014, 2013 and 2012, was not significant.

Note 19—Stockholders' equity

        At both December 31, 2014 and 2013, the Company had 2,819 million authorized shares, of which 2,315 million were registered and issued.

        At the Annual General Meeting of Shareholders (AGM) held in April 2014, at the AGM held in April 2013 and at the AGM held in April 2012, shareholders approved the payment of a dividend of 0.70 Swiss francs per share, 0.68 Swiss francs per share and 0.65 Swiss francs per share, respectively, out of the capital contribution reserve in stockholders' equity of the unconsolidated statutory financial statements of ABB Ltd, prepared in accordance with Swiss law. The dividends were paid in May 2014 (amounting to $1,841 million), May 2013 (amounting to $1,667 million) and May 2012 (amounting to $1,626 million), respectively.

        In the second quarter of 2014, the Company purchased on the open market an aggregate of 12.0 million of its own shares to be available for delivery under its employee share programs. These transactions resulted in an increase in "Treasury stock" of $282 million.

        Furthermore, in September 2014, the Company announced a share buyback program for the purchase of up to $4 billion of its own shares over a period ending no later than September 2016. The

Note 19—Stockholders' equity (Continued)

Company intends that approximately three quarters of the shares to be purchased will be held for cancellation (after approval from shareholders) and the remainder will be purchased to be available for its employee share programs. Shares acquired for cancellation are acquired through a separate trading line on the SIX Swiss Exchange (on which only the Company can purchase shares), while shares acquired for delivery under employee share programs are acquired through the ordinary trading line. As of December 31, 2014, under the announced share buyback program, the Company had purchased 26.0 million shares for cancellation and 6.8 million shares to support its employee share programs. These transactions resulted in an increase in "Treasury stock" of $733 million. Subsequent to December 31, 2014, and up to February 28, 2015, the Company purchased, under the announced share buyback program, an additional 11.8 million shares, for approximately $250 million.

        Upon and in connection with each launch of the Company's MIP, the Company sold call options to a bank at fair value, giving the bank the right to acquire shares equivalent to the number of shares represented by the MIP warrant and WAR awards to participants. Under the terms of the agreement with the bank, the call options can only be exercised by the bank to the extent that MIP participants have either sold or exercised their warrants or exercised their WARs. In 2014 and 2012, the bank exercised certain of the call options it held. As a consequence, in 2014 and 2012, the Company delivered 1.3 million and 2.7 million shares, respectively, out of treasury stock. No call options were exercised by the bank in 2013. At December 31, 2014, such call options representing 9.1 million shares and with strike prices ranging from 15.75 to 21.50 Swiss francs (weighted-average strike price of 19.34 Swiss francs) were held by the bank. The call options expire in periods ranging from May 2015 to August 2020. However, only 0.5 million of these instruments, with strike prices ranging from 15.75 to 21.50 Swiss francs (weighted-average strike price of 19.72 Swiss francs), could be exercised at December 31, 2014, under the terms of the agreement with the bank.

        In addition to the above, at December 31, 2014, the Company had further outstanding obligations to deliver:

  •
  up to 4.5 million shares relating to the options granted under the 2009 launch of the MIP, with a strike price of 19.00 Swiss francs, vested in May 2012 and expiring in May 2015,

  •
  up to 7.3 million shares relating to the options granted under the 2010 launch of the MIP, with a strike price of 22.50 Swiss francs, vested in May 2013 and expiring in May 2016,

  •
  up to 8.6 million shares relating to the options granted under the 2011 launch of the MIP, with a strike price of 25.50 Swiss francs, vesting in May 2014 and expiring in May 2017,

  •
  up to 15.1 million shares relating to the options granted under the 2012 launches of the MIP, with a weighted-average strike price of 16.09 Swiss francs, vesting in May 2015 and expiring in May 2018,

  •
  up to 17.0 million shares relating to the options granted under the 2013 launch of the MIP, with a strike price of 21.50 Swiss francs, vesting in May 2016 and expiring in May 2019,

  •
  up to 15.9 million shares relating to the options granted under the 2014 launch of the MIP, with a strike price of 21.00 Swiss francs, vesting in August 2017 and expiring in August 2020,

  •
  up to 3.9 million shares relating to the ESAP, vesting and expiring in November 2015,

  •
  up to 1.7 million shares to Eligible Participants under the 2014, 2013 and 2012, launches of the LTIP, vesting and expiring in August 2017, June 2016 and May 2015, respectively, and

  •
  up to 1.1 million shares in connection with certain other share-based payment arrangements with employees.

Note 19—Stockholders' equity (Continued)

        See Note 18 for a description of the above share-based payment arrangements.

        In November 2014, 2013 and 2012, the Company delivered 0.6 million, 3.7 million and 2.3 million shares, respectively, from treasury stock, under the ESAP.

        Amounts available to be distributed as dividends to the stockholders of ABB Ltd are based on the requirements of Swiss law and ABB Ltd's Articles of Incorporation, and are determined based on amounts presented in the unconsolidated financial statements of ABB Ltd, prepared in accordance with Swiss law. At December 31, 2014, the total unconsolidated stockholders' equity of ABB Ltd was 9,651 million Swiss francs ($9,752 million), including 2,384 million Swiss francs ($2,409 million) representing share capital, 8,446 million Swiss francs ($8,535 million) representing reserves and 1,179 million Swiss francs ($1,192 million) representing a reduction of equity for own shares (treasury stock). Of the reserves, 1,179 million Swiss francs ($1,192 million) relating to own shares and 477 million Swiss francs ($482 million) representing 20 percent of share capital, are restricted and not available for distribution.

        In February 2015, the Company announced that a proposal will be put to the 2015 AGM for approval by the shareholders to distribute 0.72 Swiss francs per share to shareholders, comprising of a dividend of 0.55 Swiss francs paid out of ABB Ltd's capital contribution reserves and a distribution of 0.17 Swiss francs by way of a nominal value reduction (reduction in the par value of each share by 0.17 Swiss francs from 1.03 Swiss francs to 0.86 Swiss francs).

Note 20—Earnings per share

        Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the year. Diluted earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the year, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise outstanding written call options and outstanding options and shares granted subject to certain conditions under the Company's share-based payment arrangements. In 2014, 2013 and 2012, outstanding securities representing a maximum of 59 million, 47 million and 56 million shares, respectively, were excluded from the calculation of diluted earnings per share as their inclusion would have been anti-dilutive.

Basic earnings per share:

($ in millions, except per share data in $)	2014	2013	2012
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	2,570	2,824	2,700
Income (loss) from discontinued operations, net of tax	24	(37)	4

Net income	2,594	2,787	2,704

Weighted-average number of shares outstanding (in millions)	2,288	2,297	2,293
Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	1.12	1.23	1.18
Income (loss) from discontinued operations, net of tax	0.01	(0.02)	—

Net income	1.13	1.21	1.18

Note 20—Earnings per share (Continued)

Diluted earnings per share:

($ in millions, except per share data in $)	2014	2013	2012
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	2,570	2,824	2,700
Income (loss) from discontinued operations, net of tax	24	(37)	4

Net income	2,594	2,787	2,704

Weighted-average number of shares outstanding (in millions)	2,288	2,297	2,293
Effect of dilutive securities:
Call options and shares	7	8	2

Dilutive weighted-average number of shares outstanding	2,295	2,305	2,295

Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	1.12	1.23	1.18
Income (loss) from discontinued operations, net of tax	0.01	(0.02)	—

Net income	1.13	1.21	1.18

Note 21—Other comprehensive income

        The following table includes amounts recorded within "Total other comprehensive income (loss)" including the related income tax effects.

	2014			2013			2012
($ in millions)	Before tax	Tax effect	Net of tax	Before tax	Tax effect	Net of tax	Before tax	Tax effect	Net of tax
Foreign currency translation adjustments:
Net change during the year	(1,691)	11	(1,680)	133	8	141	389	(6)	383
Available-for-sale securities:
Net unrealized gains (losses) arising during the year	(14)	5	(9)	(4)	—	(4)	5	(2)	3
Reclassification adjustments for net (gains) losses included in net income	21	(6)	15	(14)	1	(13)	1	—	1

Net change during the year	7	(1)	6	(18)	1	(17)	6	(2)	4

Pension and other postretirement plans:
Prior service (costs) credits arising during the year	(5)	2	(3)	(20)	4	(16)	(42)	6	(36)
Net actuarial gains (losses) arising during the year	(826)	212	(614)	423	(132)	291	(846)	245	(601)
Amortization of prior service cost included in net income	18	(1)	17	25	(2)	23	33	(3)	30
Amortization of net actuarial loss included in net income	99	(20)	79	140	(41)	99	102	(32)	70

Net change during the year	(714)	193	(521)	568	(171)	397	(753)	216	(537)

Cash flow hedge derivatives:
Net gains (losses) arising during the year	(65)	13	(52)	33	(5)	28	74	(21)	53
Reclassification adjustments for net (gains) losses included in net income	10	(1)	9	(54)	11	(43)	(42)	14	(28)

Net change during the year	(55)	12	(43)	(21)	6	(15)	32	(7)	25

Total other comprehensive income (loss)	(2,453)	215	(2,238)	662	(156)	506	(326)	201	(125)

Note 21—Other comprehensive income (Continued)

        The following table shows changes in "Accumulated other comprehensive loss" (OCI) attributable to ABB, by component, net of tax:

($ in millions)	Foreign currency translation adjustments	Unrealized gains (losses) on available-for-sale securities	Pension and other postretirement plan adjustments	Unrealized gains (losses) of cash flow hedge derivatives	Total OCI
Balance at January 1, 2013	(580)	24	(2,004)	37	(2,523)
Other comprehensive (loss) income before reclassifications	141	(4)	275	28	440
Amounts reclassified from OCI	—	(13)	122	(43)	66

Total other comprehensive (loss) income	141	(17)	397	(15)	506
Less:
Amounts attributable to noncontrolling interests	(8)	—	3	—	(5)

Balance at December 31, 2013	(431)	7	(1,610)	22	(2,012)

Other comprehensive (loss) income before reclassifications	(1,680)	(9)	(617)	(52)	(2,358)
Amounts reclassified from OCI	—	15	96	9	120

Total other comprehensive (loss) income	(1,680)	6	(521)	(43)	(2,238)
Less:
Amounts attributable to noncontrolling interests	(9)	—	—	—	(9)

Balance at December 31, 2014	(2,102)	13	(2,131)	(21)	(4,241)

Note 21—Other comprehensive income (Continued)

        The following table reflects amounts reclassified out of OCI in respect of Pension and other postretirement plan adjustments and Unrealized gains (losses) of cash flow hedge derivatives:

($ in millions) Details about OCI components	Location of (gains) losses reclassified from OCI	2014	2013
Pension and other postretirement plan adjustments:
Amortization of prior service cost	Net periodic benefit cost(1)	18	25
Amortization of net actuarial losses	Net periodic benefit cost(1)	99	140

Total before tax		117	165
Tax	Provision for taxes	(21)	(43)

Amounts reclassified from OCI		96	122

Unrealized gains (losses) of cash flow hedge derivatives:
Foreign exchange contracts	Total revenues	9	(52)
	Total cost of sales	(8)	1
Commodity contracts	Total cost of sales	3	5
Cash-settled call options	SG&A expenses(2)	6	(8)

Total before tax		10	(54)
Tax	Provision for taxes	(1)	11

Amounts reclassified from OCI		9	(43)

(1)
These components are included in the computation of net periodic benefit cost (see Note 17).

(2)
SG&A expenses represent "Selling, general and administrative expenses".

        The amounts reclassified out of OCI in respect of Unrealized gains (losses) on available-for-sale securities were not significant in 2014 and 2013.

Note 22—Restructuring and related expenses

Restructuring-related activities

        In 2014, 2013 and 2012, the Company executed minor restructuring-related activities and incurred charges of $235 million, $252 million, and $180 million, respectively, which were mainly recorded in "Total cost of sales".

($ in millions)	2014	2013	2012
Employee severance costs	177	154	92
Estimated contract settlement, loss order and other costs	31	78	72
Inventory and long-lived asset impairments	27	20	16

Total	235	252	180

        At December 31, 2014 and 2013, the balance of restructuring and related liabilities is primarily included in "Other provisions".

Note 23—Operating segment and geographic data

        The Chief Operating Decision Maker (CODM) is the Company's Executive Committee. The CODM allocates resources to and assesses the performance of each operating segment using the

Note 23—Operating segment and geographic data (Continued)

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

  •
  Low Voltage Products:  manufactures and sells products and systems that provide protection, control and measurement for electrical installations, as well as enclosures, switchboards, electronics and electromechanical devices for industrial machines, plants and related service. In addition the segment manufactures products for wiring and cable management, cable protection systems, power connection and safety. The segment also makes intelligent building control systems for home and building automation.

  •
  Process Automation:  develops and sells control and plant optimization systems, automation products and solutions, including instrumentation, as well as industry-specific application knowledge and services for the oil, gas and petrochemicals, metals and minerals, marine and turbocharging, pulp and paper, chemical and pharmaceuticals, and power industries.

  •
  Power Products:  manufactures and sells a wide range of products across voltage levels, including circuit breakers, switchgear, capacitors, instrument transformers, power, distribution and traction transformers for electrical and other infrastructure utilities, as well as industrial and commercial customers.

  •
  Power Systems:  designs, installs and upgrades high-efficiency transmission and distribution systems and power plant automation and electrification solutions, including monitoring and control products, software and services and incorporating components manufactured by both the Company and by third parties, for power generation, transmission and distribution utilities, other infrastructure utilities, as well as other industrial and commercial enterprises.

  •
  Corporate and Other:  includes headquarters, central research and development, the Company's real estate activities, Group treasury operations and other minor business activities.

        The Company evaluates the profitability of its segments based on Operational EBITDA, which represents income from operations excluding depreciation and amortization, restructuring and restructuring-related expenses, gains and losses on sale of businesses, acquisition-related expenses and certain non-operational items, as well as foreign exchange/commodity timing differences in income from operations consisting of: (i) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities).

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

Note 23—Operating segment and geographic data (Continued)

        The following tables present segment revenues, Operational EBITDA, the reconciliations of consolidated Operational EBITDA to income from continuing operations before taxes, as well as depreciation and amortization, and capital expenditures for 2014, 2013 and 2012, as well as total assets at December 31, 2014, 2013 and 2012.

	2014
($ in millions)	Third-party revenues	Intersegment revenues	Total revenues
Discrete Automation and Motion	9,296	846	10,142
Low Voltage Products	7,117	415	7,532
Process Automation	7,745	203	7,948
Power Products	8,782	1,551	10,333
Power Systems	6,686	334	7,020
Corporate and Other	204	1,592	1,796
Intersegment elimination	—	(4,941)	(4,941)

Consolidated	39,830	—	39,830

	2013
($ in millions)	Third-party revenues	Intersegment revenues	Total revenues
Discrete Automation and Motion	8,909	1,006	9,915
Low Voltage Products	7,338	391	7,729
Process Automation	8,287	210	8,497
Power Products	9,096	1,936	11,032
Power Systems	8,025	350	8,375
Corporate and Other	193	1,583	1,776
Intersegment elimination	—	(5,476)	(5,476)

Consolidated	41,848	—	41,848

	2012
($ in millions)	Third-party revenues	Intersegment revenues	Total revenues
Discrete Automation and Motion	8,480	925	9,405
Low Voltage Products	6,276	362	6,638
Process Automation	7,946	210	8,156
Power Products	8,987	1,730	10,717
Power Systems	7,575	277	7,852
Corporate and Other	72	1,505	1,577
Intersegment elimination	—	(5,009)	(5,009)

Consolidated	39,336	—	39,336

Note 23—Operating segment and geographic data (Continued)

($ in millions)	2014	2013	2012
Operational EBITDA:
Discrete Automation and Motion	1,760	1,783	1,735
Low Voltage Products	1,429	1,468	1,219
Process Automation	1,029	1,096	1,003
Power Products	1,519	1,637	1,585
Power Systems	5	419	290
Corporate and Other and Intersegment elimination	(342)	(328)	(277)

Consolidated Operational EBITDA	5,400	6,075	5,555
Depreciation and amortization	(1,305)	(1,318)	(1,182)
Restructuring and restructuring-related expenses	(235)	(252)	(180)
Gains and losses on sale of businesses, acquisition-related expenses and certain non-operational items	482	(181)	(199)
Foreign exchange/commodity timing differences in income from operations:
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	(223)	60	135
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(42)	14	(28)
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	101	(11)	(43)

Income from operations	4,178	4,387	4,058
Interest and dividend income	80	69	73
Interest and other finance expense	(362)	(390)	(293)

Income from continuing operations before taxes	3,896	4,066	3,838

	Depreciation and amortization			Capital expenditure(1)			Total assets(1) at December 31,
($ in millions)	2014	2013	2012	2014	2013	2012	2014	2013	2012
Discrete Automation and Motion	309	285	263	192	214	197	10,123	10,931	9,416
Low Voltage Products	301	323	250	184	204	208	7,978	9,389	9,534
Process Automation	88	87	82	49	68	91	4,268	4,537	4,847
Power Products	217	223	209	220	252	259	7,396	7,669	7,701
Power Systems	175	183	174	92	101	194	6,855	7,905	8,083
Corporate and Other	215	217	204	289	267	344	8,258	7,633	9,489

Consolidated	1,305	1,318	1,182	1,026	1,106	1,293	44,878	48,064	49,070

(1)
Capital expenditure and Total assets are after intersegment eliminations and therefore reflect third-party activities only.

Note 23—Operating segment and geographic data (Continued)

Geographic information

        Geographic information for revenues and long-lived assets was as follows:

	Revenues			Long-lived assets at December 31,
($ in millions)	2014	2013	2012	2014	2013
Europe	13,674	14,385	14,073	3,460	3,798
The Americas	11,482	12,115	10,699	1,215	1,450
Asia	10,874	11,230	10,750	789	850
Middle East and Africa	3,800	4,118	3,814	188	156

	39,830	41,848	39,336	5,652	6,254

        Revenues by geography reflect the location of the customer. Approximately 19 percent, 18 percent and 17 percent of the Company's total revenues in 2014, 2013 and 2012, respectively, came from customers in the United States. Approximately 13 percent, 12 percent and 12 percent of the Company's total revenues in 2014, 2013 and 2012, respectively, were generated from customers in China. In 2014, 2013 and 2012, more than 98 percent of the Company's total revenues were generated from customers outside Switzerland.

        Long-lived assets represent "Property, plant and equipment, net" and are shown by location of the assets. At December 31, 2014, approximately 16 percent, 16 percent and 15 percent were located in Switzerland, the U.S. and Sweden, respectively. At December 31, 2013, approximately 17 percent, 17 percent and 15 percent of the Company's long-lived assets were located in Switzerland, the U.S. and Sweden, respectively.

        The Company does not segregate revenues derived from transactions with external customers for each type or group of products and services. Accordingly, it is not practicable for the Company to present revenues from external customers by product and service type.