Form 20-F
period 2015-12-31
ABB LTD
filed 2016-02-25
CIK 1091587

Use these links to rapidly review the document

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

As filed with the Securities and Exchange Commission on February 25, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
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

Richard A. Brown
Affolternstrasse 44
CH-8050 Zurich
Switzerland
Telephone: +41-43-317-7111
Facsimile: +41-43-317-7992
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

           Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one Registered Share	New York Stock Exchange
Registered Shares, par value CHF 0.86	New York Stock Exchange*

           Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

           Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

           Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 2,191,625,141 Registered Shares

           Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒    No ☐

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

FINANCIAL AND OTHER INFORMATION

        The Consolidated Financial Statements of ABB Ltd, including the notes thereto, as of December 31, 2015 and 2014, and for each of the years in the three-year period ended December 31, 2015 (our Consolidated Financial Statements) have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP). ABB Ltd has separately prepared its statutory unconsolidated financial statements in accordance with the Swiss Code of Obligations.

        In this Annual Report: (i) "$," "U.S. dollar" and "USD" refer to the lawful currency of the United States of America; (ii) "CHF" and "Swiss franc" refer to the lawful currency of Switzerland; (iii) "EUR" and "euro" refer to the lawful currency of the participating member states of the European Economic and Monetary Union (Eurozone); (iv) "SEK" and "Swedish krona" refer to the lawful currency of Sweden; (v) "Chinese renminbi" refers to the lawful currency of the People's Republic of China; (vi) "AED" refers to the lawful currency of the United Arab Emirates; (vii) "AUD" and "Australian dollar" refer to the lawful currency of Australia; and (viii) "INR" and "Indian Rupee" refer to the lawful currency of India.

        Except as otherwise stated, all monetary amounts in this Annual Report are presented in U.S. dollars. Where specifically indicated, amounts in Swiss francs have been translated into U.S. dollars. These translations are provided for convenience only, and they are not representations that the Swiss franc could be converted into U.S. dollars at the rate indicated. These translations have been made using the twelve o'clock buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2015, unless otherwise indicated. The twelve o'clock buying rate for Swiss francs on December 31, 2015, was $1.00 = CHF 1.0017. The twelve o'clock buying rate for Swiss francs on February 19, 2016, was $1.00 = CHF 0.9893.

FORWARD-LOOKING STATEMENTS

        This Annual Report includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes," "estimates," "anticipates," "expects," "intends," "may," "will," or "should" or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this Annual Report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, dispositions, strategies and the countries and industries in which we operate.

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

  •
  Undertaking long-term, fixed price or turnkey projects or technically complex projects exposes our businesses to risk of loss should our actual costs exceed our estimated or budgeted costs or should we fail to perform in line with the technical requirements.

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

  •
  Anticipated benefits of existing and potential future mergers, acquisitions, divestments, joint ventures or strategic alliances may not be realized.

  •
  Our business strategy may include making strategic divestitures. There can be no assurance that any divestitures will provide business benefit.

  •
  We could be affected by future laws or regulations enacted to address climate change concerns as well as the physical effects of climate change.

  •
  Increased information technology (IT) security threats and more sophisticated cyber-attacks could pose a risk to our systems, networks, products, solutions and services.

        We urge you to read the sections of this Annual Report entitled "Item 3. Key Information—Risk Factors," "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects" for a more complete discussion of the important factors that could affect our future performance and the countries and industries in which we operate. In light of these risks, uncertainties and assumptions, the forward-looking circumstances described in this Annual Report and the assumptions underlying them may not occur.

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

PART I

Item 1.    Identity of Directors, Senior Management and Advisers

        Not applicable

Item 2.    Offer Statistics and Expected Timetable

        Not applicable

Item 3.    Key Information

SELECTED FINANCIAL DATA

        The following table presents our selected financial and operating information at the dates and for each of the periods indicated. We report our financial results in U.S. dollars. Due to our global operations, a significant amount of our revenues, expenses, assets and liabilities are denominated in other currencies. As a consequence, movements in exchange rates between currencies may affect our profitability, the comparability of our results between periods, as well as the reported carrying value of our assets and liabilities. You should read the following information together with the information contained in "Item 5. Operating and Financial Review and Prospects," as well as our Consolidated Financial Statements and the Notes thereto, included elsewhere in this Annual Report.

        Our selected financial data are presented in the following tables in accordance with U.S. GAAP and have been derived from our published Consolidated Financial Statements. Our Consolidated Financial Statements as of and for each of the years ended December 31, 2015, 2014, 2013, 2012 and 2011, were audited by Ernst & Young AG.

INCOME STATEMENT DATA:

($ in millions, except per share data in $)	2015	2014	2013	2012	2011
Total revenues	35,481	39,830	41,848	39,336	37,990
Total cost of sales	(25,347)	(28,615)	(29,856)	(27,958)	(26,556)
Gross profit	10,134	11,215	11,992	11,378	11,434
Selling, general and administrative expenses	(5,574)	(6,067)	(6,094)	(5,756)	(5,373)
Non-order related research and development expenses	(1,406)	(1,499)	(1,470)	(1,464)	(1,371)
Other income (expense), net	(105)	529	(41)	(100)	(23)
Income from operations	3,049	4,178	4,387	4,058	4,667
Interest and dividend income	77	80	69	73	90
Interest and other finance expense	(286)	(362)	(390)	(293)	(207)
Income from continuing operations before taxes	2,840	3,896	4,066	3,838	4,550
Provision for taxes	(788)	(1,202)	(1,122)	(1,030)	(1,244)
Income from continuing operations, net of tax	2,052	2,694	2,944	2,808	3,306
Income (loss) from discontinued operations, net of tax	3	24	(37)	4	9
Net income	2,055	2,718	2,907	2,812	3,315
Net income attributable to noncontrolling interests	(122)	(124)	(120)	(108)	(147)
Net income attributable to ABB	1,933	2,594	2,787	2,704	3,168
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	1,930	2,570	2,824	2,700	3,159
Net income	1,933	2,594	2,787	2,704	3,168
Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.87	1.12	1.23	1.18	1.38
Net income	0.87	1.13	1.21	1.18	1.38
Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.87	1.12	1.23	1.18	1.38
Net income	0.87	1.13	1.21	1.18	1.38
Weighted-average number of shares outstanding (in millions) used to compute:
Basic earnings per share attributable to ABB shareholders	2,226	2,288	2,297	2,293	2,288
Diluted earnings per share attributable to ABB shareholders	2,230	2,295	2,305	2,295	2,291

BALANCE SHEET DATA:

	December 31,
($ in millions)	2015	2014	2013	2012	2011
Cash and equivalents	4,565	5,443	6,021	6,875	4,819
Marketable securities and short-term investments	1,633	1,325	464	1,606	948
Total assets(1)	41,356	44,852	48,032	49,033	39,632
Long-term debt (excluding current maturities of long-term debt)(1)	5,985	7,312	7,538	7,497	3,215
Total debt(2)	7,439	7,665	7,991	10,034	3,980
Capital stock and additional paid-in capital	1,444	1,777	1,750	1,691	1,621
Total stockholders' equity (including noncontrolling interests)	14,988	16,815	19,208	17,446	16,336

CASH FLOW DATA:

($ in millions)	2015	2014	2013	2012	2011
Net cash provided by operating activities	3,818	3,845	3,653	3,779	3,612
Net cash used in investing activities	(974)	(1,121)	(717)	(5,575)	(3,253)
Net cash provided by (used in) financing activities	(3,380)	(3,024)	(3,856)	3,762	(1,208)

(1)
As a result of the early adoption of an accounting standard update on the presentation of debt issuance costs, certain amounts have been reclassified from Other non-current assets to Long-term debt in the Consolidated Balance Sheets at December 31, 2014, 2013, 2012 and 2011. For further details see "Note 2—Significant accounting policies—Reclassifications" to our Consolidated Financial Statements.

(2)
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

        The unconsolidated statutory financial statements of ABB Ltd are prepared in accordance with Swiss law. Based on these financial statements, dividends may be paid only if ABB Ltd has sufficient distributable profits from previous years or sufficient free reserves to allow the distribution of a dividend. As a holding company, ABB Ltd's main sources of income are dividend and interest payments from its subsidiaries.

        At December 31, 2015, the total unconsolidated stockholders' equity of ABB Ltd was CHF 9,687 million, including CHF 1,991 million representing share capital, CHF 10,191 million representing reserves and CHF 2,495 million representing a reduction of equity for own shares (treasury stock). Of the reserves, CHF 2,495 million relating to own shares and CHF 398 million representing 20 percent of share capital, are restricted and not available for distribution.

        With respect to the years ended December 31, 2011, 2012 and 2013, ABB Ltd paid a dividend of CHF 0.65 (USD 0.69) per share, CHF 0.68 (USD 0.71) per share, and CHF 0.70 (USD 0.79) per share, respectively. With respect to the year ended December 31, 2014, ABB Ltd distributed a total of CHF 0.72 per share to shareholders, which comprised a dividend of CHF 0.55 (USD 0.59) paid out of ABB Ltd's capital contribution reserves and a distribution of CHF 0.17 (USD 0.18) by way of a nominal value reduction (a reduction of CHF 0.17 in the par value of each share from CHF 1.03 to CHF 0.86). The USD amounts for each of the foregoing dividend payments made in CHF have been translated using the average rates of the month in which the dividends were paid.

        With respect to the year ended December 31, 2015, ABB Ltd's Board of Directors has proposed to distribute a total of CHF 0.74 per share to shareholders by way of a nominal value reduction (a reduction of CHF 0.74 in the par value of each share from CHF 0.86 to CHF 0.12). The distribution is subject to approval by shareholders at ABB Ltd's 2016 Annual General Meeting (AGM).

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

        Adverse changes in economic or political conditions as well as concerns about global health pandemics, terrorist activities and the longevity of the euro, could have a material adverse effect on our business, financial condition, results of operations and liquidity. Economic volatility including developments in the price of oil and financial market disruptions may adversely impact the demand for our products and services. These and other factors may prevent our customers and suppliers from obtaining the financing required to pursue their business activities as planned, which may force them to modify, delay or cancel plans to purchase or supply our products or services. In addition, if our customers do not generate sufficient revenue, or fail to obtain access to the capital markets, they may not be able to pay, or may delay payment of, the amounts they owe us. Customers with liquidity issues may lead to additional bad debt expense for us, which may adversely affect our results of operations and cash flows. We are also subject to the risk that the counterparties to our credit agreements and hedging transactions may go bankrupt if they suffer catastrophic demand on their liquidity that prevents them from fulfilling their contractual obligations to us.

        Apart from the effects of the ongoing global economic slowdown, our business environment is influenced by numerous other economic or political uncertainties which will affect the global economy and the international capital markets. In periods of slow economic growth or decline, our customers are more likely to decrease expenditures on the types of products and systems we supply and we are more likely to experience decreased revenues as a result. Our power and automation divisions are affected by the level of investments in the markets that we serve, principally utilities, industry and transport & infrastructure. At various times during the last several years, we also have experienced, and may experience in the future, gross margin declines in certain businesses, reflecting the effect of items such as competitive pricing pressures, inventory write-downs, charges associated with the cancellation of planned expansion, increases in pension and postretirement benefit expenses, and increases in component and manufacturing costs resulting from higher labor and material costs borne by our manufacturers and suppliers that, as a result of competitive pricing pressures or other factors, we are unable to pass on to our customers. Economic downturns also may lead to restructuring actions and associated expenses. Uncertainty about future economic conditions makes it difficult for us to forecast operating results and to make decisions about future investments.

        In addition, we are subject to the risks that our business operations in or with certain countries may be adversely affected by trade or economic sanctions or other restrictions imposed on these countries and that actual or potential investors that object to these business operations may adversely affect the price of our shares by disposing of, or deciding not to, purchase our shares. These countries may from time to time include countries that are identified by the United States as state sponsors of terrorism. If any countries where or with whom we do business are subject to such sanctions or restrictions, our business, consolidated operating results, financial condition and the trading price of our shares may be adversely affected. In 2015, our total revenues from business with countries identified by the U.S. government as state sponsors of terrorism represented a very small percentage of our total revenues. Based on the amount of revenues and other relevant quantitative and qualitative factors, we have determined that our business in 2015 with countries identified by the U.S. government as state sponsors of terrorism was not material.

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

        A significant amount of our operations is conducted in the emerging markets in South America, Asia, and the Middle East and Africa. In 2015, approximately 45 percent of our consolidated revenues were generated from these emerging markets. Operations in emerging markets can present risks that are not encountered in countries with well-established economic and political systems, including:

  •
  economic instability, which could make it difficult for us to anticipate future business conditions in these markets, cause delays in the placement of orders for projects that we have been awarded and subject us to volatile geographic markets,

  •
  political or social instability which could make our customers less willing to make cross-border investments in such regions and could complicate our dealings with governments regarding permits or other regulatory matters, local businesses and workforces,

  •
  boycotts and embargoes that may be imposed by the international community on countries in which we do business or where we seek to do business could adversely affect the ability of our operations in those countries to obtain the materials necessary to fulfill contracts and our ability to pursue business or establish operations in those countries,

  •
  foreign state takeovers of our facilities,

  •
  significant fluctuations in interest rates and currency exchange rates,

  •
  the imposition of unexpected taxes or other payments on our revenues in these markets,

  •
  the ability to obtain financing and/or insurance coverage from export credit agencies, and

  •
  the introduction of exchange controls and other restrictions by foreign governments.

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

Undertaking long-term, fixed price or turnkey projects or technically complex projects exposes our businesses to risk of loss should our actual costs exceed our estimated or budgeted costs or should we fail to perform in line with the technical requirements.

        We derive a portion of our revenues from long-term, fixed price or turnkey projects or from technically complex projects that are awarded on a competitive basis and can take many months, or even years, to complete. Such contracts involve substantial risks, including the possibility that we may underbid and the fact that we typically assume substantially all of the risks associated with completing the project and the post-completion warranty obligations. These risks include the project's technical risk, meaning that we must tailor our products and systems to satisfy the technical requirements of a project even though, at the time we are awarded the project, we may not have previously produced such a product or system. The revenue, cost and gross profit realized on such contracts can vary, sometimes substantially, from our original projections because of changes in conditions, including but not limited to:

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

        These risks are exacerbated if the duration of the project is extended because then there is an increased risk that the circumstances upon which we originally bid and quoted a price change in a manner that increases our costs. In addition, we sometimes bear the risk of delays caused by unexpected conditions or events. Our project contracts often make us subject to penalties or damages if we cannot complete portions of the project in accordance with agreed-upon time limits and guaranteed performance levels.

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

        Exchange rate fluctuations have had, and could continue to have, a material impact on our operating results, the comparability of our results between periods, the value of assets or liabilities as recorded on our Consolidated Balance Sheet and the price of our securities. Volatility in exchange rates makes it harder to predict exchange rates and perform accurate financial planning. Changes in exchange rates can unpredictably and adversely affect our consolidated operating results and could result in exchange losses.

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

        Currency exchange rate fluctuations in those currencies in which we incur our principal manufacturing expenses or sourcing costs may adversely affect our ability to compete with companies whose costs are incurred in other currencies. If our principal expense currencies appreciate in value against such other currencies, our competitive position may be weakened.

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

        In addition, the quality and efficacy of our products cannot be tested and proven in all situations and are otherwise subject to unforeseen problems. Examples of unforeseen problems that could negatively affect revenue and profitability include premature failure of products that cannot be accessed for repair or replacement, problems with quality, country of origin, delivery of subcontractor components or services and unplanned degradation of product performance. In addition, factors such as unforeseen costs and expenses not covered by insurance or indemnification from the customer, diversion of management focus in responding to unforeseen problems, loss of follow-on work, and, in the case of certain contracts, repayment to the customer of contract cost and fee payments we previously received as well as potential damages, which may significantly exceed the contract price, may affect revenue and profitability.

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

        Our customer base also is undergoing consolidation. Consolidation within our customers' industries (such as the marine and cruise industry, the automotive, aluminum, steel, pulp and paper and pharmaceutical industries and the oil and gas industry) could affect our customers and their relationships with us. If one of our competitors' customers acquires any of our customers, we may lose that business. Additionally, as our customers become larger and more concentrated, they could exert pricing pressure on all suppliers, including us. For example, in an industry such as power transmission, which historically has consisted of large and concentrated customers such as utilities, price competition can be a factor in determining which products and services will be selected by a customer. If we were to lose market share or customers or face pricing pressure due to consolidation, our results of operations and financial condition could be adversely affected.

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

        If we were to incur a very large product liability claim, our insurance protection might not be adequate or sufficient to cover such a claim in terms of paying any awards or settlements, and/or paying for our defense costs. Further, some claims may be outside the scope of our insurance coverage. If a litigant were successful against us, a lack or insufficiency of insurance coverage could result in an adverse effect on our business, financial condition, results of operations and liquidity. Additionally, a well-publicized actual or perceived problem could adversely affect our market reputation which could result in a decline in demand for our products and reduce the trading price of our shares. Furthermore, if we were required or we otherwise determined to make a product recall, the costs could be significant.

We may encounter difficulty in managing our business due to the global nature of our operations.

        We operate in approximately 100 countries around the world and, as of December 31, 2015, employed about 135,000 people. As of December 31, 2015, approximately 45 percent of our employees were located in Europe, approximately 32 percent in Asia, Middle East and Africa and approximately 23 percent in the Americas. In order to manage our day-to-day operations, we must overcome cultural and language barriers and assimilate different business practices. In addition, we are required to create compensation programs, employment policies and other administrative programs that comply with the laws of multiple countries. We also must communicate and monitor group-wide standards and directives across our global network. Our failure to manage successfully our geographically diverse operations could impair our ability to react quickly to changing business and market conditions and to enforce compliance with group-wide standards and procedures.

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

Our business strategy may include making strategic divestitures. There can be no assurance that any divestitures will provide business benefit.

        Our strategy includes divesting certain non-core businesses. The divestiture of an existing business could reduce our future profits and operating cash flows and make our financial results more volatile. We may not find suitable purchasers for our non-core businesses and may continue to pay operating costs associated with these businesses. Failed attempts to divest non-core businesses may distract management's attention from other business activities, erode employee morale and customers' confidence, and harm our business. A divestiture could also cause a decline in the price of our shares and increased reliance on other elements of our core business operations. If we do not successfully manage the risks associated with a divestiture, our business, financial condition, and results of operations could be adversely affected.

We could be affected by future laws or regulations enacted to address climate change concerns as well as the physical effects of climate change.

        Existing or pending laws and regulations intended to address climate change concerns could materially affect us in the future. We may need to incur additional costs to comply with these laws and regulations. We could also be affected indirectly by increased prices for goods or services provided to us by companies that are directly affected by these laws and regulations and pass their increased costs through to their customers. At this time, we cannot estimate what impact such costs may have on our business, results of operations or financial condition. We could also be affected by the physical consequences of climate change itself, although we cannot estimate what impact those consequences might have on our business or operations.

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

Item 4.    Information on the Company

INTRODUCTION

About ABB

        We are a global leader in power and automation technologies that improve the performance and lower the environmental impact of our customers in the utility, industry and transportation & infrastructure sectors. We provide a broad range of products, systems, solutions and services that are designed to boost productivity, increase power reliability and enhance energy efficiency. We operate in around 100 countries and employ about 135,000 people.

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

Organizational structure

        Our business is international in scope and we generate revenues in numerous currencies. We operate in approximately 100 countries across three regions: Europe, the Americas, and Asia, Middle East and Africa (AMEA). We are headquartered in Zurich, Switzerland.

        We manage our business based on a divisional structure, which until January 1, 2016, comprised five divisions: Discrete Automation and Motion, Low Voltage Products, Process Automation, Power Products, and Power Systems. For a breakdown of our consolidated revenues (i) by operating division and (ii) derived from each geographic region in which we operate, see "Item 5. Operating and Financial Review and Prospects—Analysis of Results of Operations—Revenues".

        Effective January 1, 2016, ABB operates in a streamlined set-up of four divisions: Power Grids, Electrification Products, Discrete Automation and Motion, and Process Automation. The new Power Grids division focuses on the changing needs of utility customers with ABB's complete power & automation offering for transmission and distribution delivered from a single source—"power and automation for the grid". ABB's leading offering to industry and transport & infrastructure—"power and automation for the site"—is provided by three divisions. The new Electrification Products division combines ABB's leading low- and medium-voltage businesses. The Discrete Automation and Motion and Process Automation divisions are further aligned, addressing customer needs and operational efficiency. As a result, we believe our new divisional structure of four divisions is geared to better serve market demands. See "Business Divisions—Industry Background" for additional information related to the realignment of certain business divisions.

        Except where the context otherwise requires or where otherwise indicated, the information below is presented to reflect our business prior to this realignment to be consistent with the basis used in preparing our Consolidated Financial Statements.

        Our principal corporate offices are located at Affolternstrasse 44, CH-8050 Zurich, Switzerland, telephone number +41-43-317-7111. Our agent for U.S. federal securities law purposes is ABB Holdings Inc., located at 12040 Regency Parkway, Suite 200, Cary, North Carolina 27518.

BUSINESS DIVISIONS

Industry background

        As a global leader in power and automation, we serve utilities, industry and transport & infrastructure customers through our business divisions. These markets and our divisions are discussed in more detail below. Revenue figures presented in this Business Divisions section are before interdivisional eliminations.

  Utilities Market

        ABB focuses on the changing needs of utility customers with its complete power & automation offering for transmission and distribution. The ongoing shift in the electricity value chain such as the growth in renewable power generation created opportunities for companies that are able to deliver intelligent solutions to the challenges customers face with regard to increased grid complexity and stability. Renewables are also making stand-alone grids possible for remote, off-grid communities. Currently, these must be equipped with back-up (diesel) generators to cope with intermittent supply, but innovations in power storage technology promise to dramatically expand the application of these micro-grids, which are another key focus for ABB.

        Our primary focus is 'power & automation for the grid' with niche automation solutions for utilities in power generation. With the significant shift in the electricity value chain, integration of renewables, micro-grids and solutions to control the flow are key growth drivers for the future. The grid of tomorrow will increase in complexity as there will be numerous feed-in points. Our power & automation solutions help utilities, which generally are public or government-owned entities and tend to be more consolidated in nature, address these challenges.

        Utilities remained cautious in 2015 but continued to make selective investments in infrastructure-critical power transmission projects. For example, ABB won an important order to connect the Norwegian and German power grids. The NordLink project will be Europe's largest high voltage direct current (HVDC) power grid interconnection to enable the transmission of 1,400 megawatts (MW) of renewable energy. In China, ABB was awarded orders totaling $300 million to boost power capacity and grid reliability by enabling two new long-distance 800 kilovolt (kV) ultrahigh voltage direct current (UHVDC) transmission links transporting 8,000 megawatts each. Furthermore, ABB won an order worth over $160 million from Eskom, South Africa's national electricity provider, to supply control systems, software and instrumentation for the 4,800 MW Kusile clean coal-fired power station which is more efficient than conventional coal-fired power plants as it lowers emissions and reduces fuel costs.

  Industry Market

        On the industry side, we serve factories all around the world from discrete to process industries. Energy efficiency and productivity are the hallmarks of ABB's offerings in this customer segment. Industry customers are diverse in nature and may be publicly traded or privately held companies. Our energy efficient products, systems and services reduce consumption and therefore electricity cost and carbon emissions, while our automation systems increase productivity, quality and efficiency, and keep workplaces safe. Since industrial customers have increasingly been focusing on enhancing energy efficiency and asset productivity, our offering is a key value proposition for them.

        Demand from industrial customers in 2015 varied by sector and region. However, low oil prices resulted in a continued constraint in discretionary spending by oil and gas customers. The need for cutting edge solutions to increase efficiency and to use renewable power generation to lower the environmental impact continued to be important demand drivers. In this context, ABB won a $90-million order for a high-voltage cable system to supply power from the Norwegian power grid to the Johan Sverdrup offshore oil field. Supplying electric power from shore for offshore oil and gas production avoids the need for offshore resources and to burn diesel or gas out at sea to power the equipment, and is much safer and more energy efficient. In addition, demand for robotics solutions in general industry is growing as there is an increased need for automated processes and productivity. YuMi®, ABB's collaborative robot, helps meet this need.

  Transport & Infrastructure Market

        Alongside ABB's offering for utilities and industry, the company provides power & automation solutions for transport & infrastructure customers. As transport customers focus on energy efficiency and reduced operating costs, our combined offer of power & automation solutions are key. Another key growth driver for this customer segment is the move to increased electric transportation as well as urbanization and growth in datacenters. Our expertise in power & automation has given us the edge when it comes to providing clean and reliable power solutions for transport networks and infrastructure.

        Demand from the transport & infrastructure market in 2015 was mixed, with continuing strong demand from the rail industry. For example, ABB continued its collaboration with Stadler Rail with orders totaling $115 million to deliver its newest traction equipment for reliable and energy-efficient trains in the United States and Europe. Furthermore, ABB delivered substations for the Swiss Federal

Railways (SBB) to boost power supply and help accommodate rising traffic volumes in Switzerland. ABB's marine solutions to boost efficiency, reliability and flexibility were delivered to Estonia-based Tallink Group for their new liquefied natural gas (LNG) powered fast ferries.

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

        The Discrete Automation and Motion division had approximately 29,700 employees as of December 31, 2015, and generated $9.1 billion of revenues in 2015.

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

        The Discrete Automation and Motion division offers robots, controllers and software systems and services for the automotive manufacturers and their sub-suppliers as well as for general manufacturing industries, to improve product quality, productivity and consistency in manufacturing processes. Robots are also used in activities or environments which may be hazardous to employee health and safety, such as repetitive lifting, dusty, hot or cold rooms, or painting booths. In the automotive industry, the robot products and systems are used in such areas as press shop, body shop, paint shop, power train assembly, trim and final assembly. General industry segments in which robotics solutions are used range from metal fabrication, foundry, plastics, food and beverage, chemicals and pharmaceuticals, computers, consumer electronics and communications (3C) industries to solar and wood industries. Typical general industry applications include welding, material handling, painting, picking, packing, palletizing and small parts assembly automation.

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

  Competition

        The Discrete Automation and Motion division's principal competitors vary by product line but include Fanuc Robotics, Kuka Robot Group, Rockwell Automation, Schneider, Siemens, Yaskawa, SMA and WEG Industries.

  Capital Expenditures

        The Discrete Automation and Motion division's capital expenditures for property, plant and equipment totaled $145 million in 2015, compared to $192 million and $214 million in 2014 and in 2013, respectively. Principal investments in 2015 were primarily related to equipment replacement and upgrades. Geographically, in 2015, Europe represented 48 percent of the capital expenditures, followed by the Americas (33 percent) and AMEA (19 percent).

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

        The Low Voltage Products division had approximately 29,100 employees as of December 31, 2015, and generated $6.5 billion of revenues in 2015.

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

        The division offers solutions for restoring service rapidly in case of a fault and providing optimum protection of the electrical installation and people using such installations. The product offering ranges from miniature circuit breakers to high-capacity molded-case and air circuit breakers, and includes safety switches used for power distribution in factories and buildings, fuse gear systems for short circuit and overload protection as well as cabling and connection components.

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

  Competition

        The Low Voltage Products division's principal competitors vary by product line but include Eaton Corporation, Legrand, Mitsubishi, Schneider, Siemens, Leviton, Rittal and Chint Electrical.

  Capital Expenditures

        The Low Voltage Products division's capital expenditures for property, plant and equipment totaled $166 million in 2015, compared to $184 million and $204 million in 2014 and 2013, respectively. Investments in 2015 primarily related to equipment replacement and upgrades in recently acquired businesses. Geographically, in 2015, Europe represented 57 percent of the capital expenditures, followed by the Americas (29 percent) and AMEA (14 percent).

Process Automation Division

  Overview

        The Process Automation division is a leading provider of fully-engineered solutions, products and services for process control, safety, instrumentation, plant electrification and energy management for the key process industry sectors of chemical, oil and gas, marine, mining, minerals, metals, cement, and pulp and paper. Each industry has certain unique business drivers, yet all share common requirements for operational productivity, safety, energy efficiency, minimized risk and environmental compliance. The Process Automation division's core competencies are the applications of automation and electrification technologies to address these generic requirements and are tailored to the characteristics of each of its key industries. Additionally, this business has a number of industry-specific services and anchor products (e.g. gearless mill drives, mine hoists, Azipods, turbochargers) that differentiate the business from its competitors. These products make ABB more relevant to its customers in these industries and represent significant components of a larger automation and electrification scope. The division is organized around industry systems, product businesses and life cycle services. The division had approximately 21,900 employees as of December 31, 2015, and generated revenues of $6.4 billion in 2015.

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

  Capital Expenditures

        The Process Automation division's capital expenditures for property, plant and equipment totaled $52 million in 2015, compared to $49 million and $68 million in 2014 and 2013, respectively. Principal investments in 2015 were in the measurement products and turbocharging businesses. Geographically, in 2015, Europe represented 60 percent of the capital expenditures, followed by the Americas (21 percent) and AMEA (19 percent).

Power Products Division

  Overview

        The Power Products division primarily serves electric, gas and water utilities as well as industrial and commercial customers, with a wide portfolio of products and services across a wide voltage range to facilitate power generation, transmission and distribution. Direct sales account for a significant part of the division's total revenues, and external channel partners, such as wholesalers, distributors and OEMs, account for the rest. Key technologies include high- and medium-voltage switchgear, circuit breakers for a range of current ratings and voltage levels, power, distribution, traction and other special transformers, as well as products to help control and protect electrical networks. The division had approximately 35,100 employees as of December 31, 2015, and generated $9.6 billion of revenues in 2015.

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

        The High Voltage Products business supplies equipment, ranging from 50 to 1,200 kilovolts, mainly to power transmission utilities and also serves industrial customers. This equipment primarily enables the transmission grid to operate more reliably and efficiently with minimum environmental impact. As part of its portfolio, this business designs and manufactures a range of air-, gas-insulated and hybrid switchgear, generator circuit breakers, capacitors, high-voltage circuit breakers, surge arresters, instrument transformers, cable accessories and a variety of high-voltage components. This is supported by a range of service solutions to support the products throughout their life cycle.

        The Medium Voltage Products business offers products and services that largely serve the power distribution sector, often providing the link between high-voltage transmission systems and low-voltage users. Medium-voltage products help utility and industrial customers to improve power quality and control, reduce outage time and enhance operational reliability and efficiency. This business reaches customers directly and through channels such as distributors and OEMs. Its comprehensive offering includes medium-voltage equipment (1 to 50 kilovolts), indoor and outdoor circuit breakers, reclosers, fuses, contactors, relays, instrument transformers, sensors, motor control centers, ring main units for primary and secondary distribution, as well as a range of air- and gas-insulated switchgear. It also produces indoor and outdoor modular systems and other solutions to facilitate efficient and reliable power distribution.

        The Transformers business designs and manufactures power transformers (72.5 to 1,200 kilovolts) for utility and industrial customers that help to step up or step down voltage levels and include special applications such as HVDC converter transformers or phase shifters. This business also supplies transformer components and insulation material, such as bushings and tap changers. It also manufactures a wide range of distribution transformers (up to 72.5 kilovolts) for use in the power distribution sector, industrial facilities and commercial buildings. These transformers are designed to step down electrical voltage bringing it to consumption levels. They can be oil- or dry-type and, although oil-type transformers are more commonly used, demand for dry-type transformers is growing because they minimize fire hazards and are well-suited for applications such as office buildings, wind turbines, offshore drilling platforms, marine vessels and large industrial plants. Another part of the offering includes traction transformers for use in electric locomotives, special application transformers, as well as a wide range of service and retrofit solutions for utility and industry customers.

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

  Competition

        On a global basis, the main competitors for the Power Products division are Siemens, General Electric and Schneider. The division also faces global competition in some product categories from competitors in emerging markets. It also competes in specific geographies with companies such as Eaton Corporation, Hyundai, Hyosung, Crompton Greaves, Larsen & Toubro and Bharat Heavy Electricals.

  Capital Expenditures

        The Power Products division's capital expenditures for property, plant and equipment totaled $164 million in 2015, compared to $220 million and $252 million in 2014 and 2013, respectively. Principal investments in 2015 related to upgrades and expansion of existing facilities in Sweden, China, United States, Germany and Czech Republic. Geographically, in 2015, Europe represented 53 percent of the division's capital expenditures, followed by the Americas (24 percent) and AMEA (23 percent).

Power Systems Division

  Overview

        The Power Systems division serves public and private utilities, as well as industrial and commercial customers with solutions for power and water plants, grid integration and automation as well as a complete range of systems and services for the generation, transmission and distribution of electricity. Turnkey solutions include power plant electrification and automation, bulk power transmission, substations and network management. The division had approximately 18,100 employees as of December 31, 2015, and generated $6.3 billion of revenues in 2015.

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

        The Power Generation business is a leading provider of automation solutions for all types of power generation plants, including coal, gas, combined-cycle, waste-to-energy and a range of renewables including hydro, solar, wind and biomass. With an offering that includes electrical balance of plant as well as instrumentation and control systems, ABB technologies help optimize performance, improve reliability, enhance efficiency and minimize environmental impact throughout the plant life cycle. The business also serves the water industry, including applications such as pumping stations and desalination plants.

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

        ABB also offers a comprehensive range of land and submarine cables through its Grid Systems business, as well as accessories and services for a range of applications from medium- to high-voltage AC and DC systems. The portfolio includes high-performance XLPE (cross-linked polyethylene) insulated cables for high efficiency transmission systems at voltages up to 525 kilovolts. When it comes to transmission grid solutions, ABB manufactures its own power semiconductors, which are a key enabler for HVDC, flexible alternating current transmission systems (FACTS) and other technologies, serving a range of sectors including transportation and wind.

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

        Network management systems are key smart-grid enablers by providing automated power systems to incorporate and manage centralized and distributed power generation, intermittent sources of renewable energy, real-time pricing and load-management data. Relevant acquisitions have made ABB a global leader in enterprise software and services for essential industries such as energy, mining, public infrastructure and transportation. These solutions help to bridge the gap between information technologies (IT) and operational technologies (OT), enabling clients to make faster, better-informed decisions in both daily operations and long-term planning strategies. Some of the world's largest private and public enterprises rely on such solutions to minimize risk, enhance operational and financial performance and execute the right strategies for the future.

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

  Competition

        On a global basis, the Power Systems division faces competition mainly from Siemens and General Electric. Emerson, Prysmian and Nexans are additional competitors in parts of the business. The division also sees emerging competitors in specific regions. The breadth of its portfolio, technology and innovation, a global footprint and a vast installed base, enable the division to maintain its leading position in the power sector.

  Capital Expenditures

        The Power Systems division's capital expenditures for property, plant and equipment totaled $75 million in 2015, compared to $92 million and $101 million in 2014 and 2013, respectively. Principal investments in 2015 were related to capacity expansion as well as the replacement of existing equipment, particularly in Sweden. Geographically, in 2015, Europe represented 87 percent of the capital expenditures, followed by AMEA (9 percent) and the Americas (4 percent).

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

        Corporate research and development primarily covers our research activities, as our development activities are organized under the five business divisions. We have two global research laboratories, one focused on power technologies and the other focused on automation technologies, which both work on technologies relevant to the future of our five business divisions. Each laboratory works on new and emerging technologies and collaborates with universities and other external partners to support our divisions in advancing relevant technologies and in developing cross-divisional technology platforms. We have corporate research centers in seven countries (China, Germany, India, Poland, Sweden, Switzerland and the United States).

        Corporate and Other had approximately 1,900 employees at December 31, 2015.

Division realignment

        On January 1, 2016, ABB commenced operating in a streamlined set-up of four divisions: Power Grids, Electrification Products, Discrete Automation and Motion, and Process Automation. The new Power Grids division focuses on the changing needs of utility customers with ABB's complete power & automation offering for transmission and distribution delivered from a single source—"power & automation for the grid". ABB's leading offering to industry and transport & infrastructure—"power &

automation for the site"—is provided by three divisions. The new Electrification Products division combines ABB's leading low- and medium-voltage businesses. The Discrete Automation and Motion and Process Automation divisions are being further aligned to better address customer needs and increase operational efficiency.

        The new Power Grids division is a leading supplier of power & automation solutions to customers and comprises ABB's AC grid, DC grid and grid automation activities, as well as the company's transformer and high-voltage product businesses. On a pro forma basis, the Power Grids division had revenues in 2015 of approximately $11.6 billion and employed approximately 37,200 employees at January 1, 2016.

        The Electrification Products division includes ABB's medium-voltage products business as well as the breakers & switches, control products, building products, low-voltage systems and Thomas & Betts activities. This combination opens new growth opportunities by taking one of the industry's most complete ranges of low- and medium-voltage products, solutions and services to a broader customer base through multiple common sales channels. On a pro forma basis, the Electrification Products division had revenues in 2015 of approximately $9.5 billion and employed approximately 41,600 employees at January 1, 2016.

        Under our new structure, all of ABB's control solutions are integrated into the realigned Process Automation division and delivered across ABB's various end markets through focused front-end customer interfaces. To achieve this, we transferred the DCS business for power generation from the previous Power Systems division. On a pro forma basis, the Process Automation division had revenues in 2015 of approximately $7.2 billion and employed approximately 24,800 employees at January 1, 2016.

        There were no significant changes in the Discrete Automation and Motion division.

        Except where the context otherwise requires or where otherwise indicated, the information below is presented to reflect our business prior to this realignment to be consistent with the basis used in preparing our Consolidated Financial Statements.

CAPITAL EXPENDITURES

        Total capital expenditures for property, plant and equipment and intangible assets (excluding intangibles acquired through business combinations) amounted to $876 million, $1,026 million and $1,106 million in 2015, 2014 and 2013, respectively. In 2015, 2014 and 2013, capital expenditures were 24 percent, 21 percent and 16 percent lower, respectively, than depreciation and amortization (excluding acquisition-related amortization, capital expenditures were 3 percent, 11 percent and 19 percent higher, respectively, than depreciation and amortization).

        Capital expenditures in 2015 remained at a significant level in mature markets, reflecting the geographic distribution of our existing production facilities. Capital expenditures in Europe and North America in 2015 were driven primarily by upgrades and maintenance of existing production facilities, mainly in the United States, Sweden, Switzerland and Germany. Capital expenditures in emerging markets were highest in China, Poland, India and Brazil. Capital expenditures in emerging markets were made primarily to increase production capacity by investment in new or expanded facilities. The share of emerging markets capital expenditures as a percentage of total capital expenditures in 2015, 2014 and 2013 was 31 percent, 29 percent and 33 percent, respectively.

        At December 31, 2015, construction in progress for property, plant and equipment was $559 million, mainly in Sweden, the United States, China, Switzerland and Germany. At December 31, 2014, construction in progress for property, plant and equipment was $653 million, mainly in Sweden, the United States, Switzerland, Saudi Arabia and China, while at December 31, 2013, construction in progress for property, plant and equipment was $645 million, mainly in Sweden, the United States, Switzerland, Germany and Brazil.

        Our capital expenditures relate primarily to property, plant and equipment. For 2016, we estimate the expenditures for property, plant and equipment will be higher than our annual total for depreciation and amortization (excluding acquisition-related amortization).

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

        We buy many categories of products which contain steel, copper, aluminum, crude oil and other commodities. Continuing global economic growth in many emerging economies, coupled with the volatility in foreign currency exchange rates, has led to significant fluctuations in these raw material costs over the last few years. While we expect global commodity prices to remain highly volatile, we expect to offset some market volatility through the use of long-term contracts and global sourcing.

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

        Overall, during 2015 supply chain management personnel in our businesses, and in the countries in which we operate, along with the global category teams, continued to focus on value chain optimization efforts in all areas, while maintaining and improving quality and delivery performance.

        In August 2012, the United States Securities and Exchange Commission (SEC) issued its final rules regarding "Conflict Minerals", as required by section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. We initiated conflict minerals processes in 2013 and have continuously improved and tailored the processes to our value chain. We continue to work with our suppliers and customers, to enable us to comply with the rules and disclosure obligations. Further information on ABB's Conflict Minerals policy and supplier requirements can be found under "Material Compliance" at new.abb.com/about/supplying

 PATENTS AND TRADEMARKS

        As a technology-driven company, we believe that intellectual property rights are crucial to protect the assets of our business. Over the past ten years, we have substantially increased the number of first patent filings, and we intend to continue our aggressive approach to seeking patent protection. Currently, we have approximately 25,900 patent applications and registrations, of which more than 7,700 are pending applications. In addition to these patents, we have more than 3,500 utility model and design applications and registrations, of which approximately 550 are pending applications. In 2015, we filed more than 800 patent, utility model and design applications for nearly 1,400 new inventions. Based on our existing intellectual property strategy, we believe that we have adequate control over our core technologies. The "ABB" trademarks and logo are protected in all of the countries in which we operate. We aggressively defend our intellectual property rights to safeguard the reputation associated with the ABB technology and brand. While these intellectual property rights are fundamental to all of our businesses, there is no dependency of the business on any single patent, utility model or design application.

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

        To manage environmental aspects of our own operations, we have implemented environmental management systems according to the ISO 14001 standard at our manufacturing and service sites. For non-manufacturing sites we have implemented an adapted environmental management system in order to ensure management of environmental aspects and continual improvement of performance. Globally, operations at 418 sites and offices are covered by externally certified environmental management systems.

        We have Environmental Product Declarations to communicate the environmental performance of our core products. These describe the significant environmental aspects and impacts of a product line, viewed over its complete life cycle. Declarations are based on Life Cycle Assessment studies, created according to the international standard ISO/TR 14025. Approximately 70 declarations for major product lines are published on our Web site (www.abb.com), some of which have been externally certified.

        In 2015, approximately 95 percent of our employees were covered by confirmed data gathered through ABB's formal environmental reporting system that is verified by an independent verification body. The operations of companies acquired during 2015 are not yet covered by our environmental reporting. We expect that this reporting will be implemented in 2016. The remaining parts of our business that are not yet covered by our environmental reporting system, mainly sales, have very limited environmental exposure. A total of 23 environmental incidents were reported in 2015, none of which had a significant environmental impact.

        In 2015, substantially all of our employees were covered by confirmed data gathered through ABB's formal social reporting system that is verified by an independent verification body. The operations of companies acquired during 2015 are not yet covered by our social reporting. We expect that this reporting will be implemented in 2016. The remaining parts of our business that are not yet covered by our social reporting system, mainly sales offices in countries where we do not perform manufacturing, have very limited social exposure.

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

        We conduct business in certain countries known to experience governmental corruption. While we are committed to conducting business in a legal and ethical manner, our employees or agents have taken, and in the future may take, actions that violate the U.S. FCPA, legislation promulgated pursuant to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International

Business Transactions, antitrust laws or other laws or regulations. These actions have resulted and could result in monetary or other penalties against us and could damage our reputation and, therefore, our ability to do business. For more information, see "Item 8. Financial Information—Legal Proceedings".

        The U.S. Iran Threat Reduction and Syria Human Rights Act of 2012 requires U.S. listed companies to disclose information relating to certain transactions with Iran. With the partial lifting of international sanctions, ABB has started to seek business opportunities in Iran, as from January 2016. We are abiding by remaining applicable sanctions. ABB had not been involved in business activities in Iran since December 2012.

ORGANIZATIONAL STRUCTURE

        See "Item 6. Directors, Senior Management and Employees—Group structure and shareholders—Group structure" for a list of ABB's significant subsidiaries.

DESCRIPTION OF PROPERTY

        As of December 31, 2015, we occupy real estate in around 100 countries throughout the world. The facilities consist mainly of manufacturing plants, office buildings, research centers and warehouses. A substantial portion of our production and development facilities are situated in the United States, China, Sweden, Germany, Italy, Finland, Switzerland, India, Canada and Poland. We also own or lease other properties, including office buildings, warehouses, research and development facilities and sales offices in many countries. We own substantially all of the machinery and equipment used in our manufacturing operations.

        From time to time, we have a surplus of space arising from acquisitions, production efficiencies and/or restructuring of operations. Normally, we seek to sell such surplus space which may involve leasing property to third parties for an interim period.

        The net book value of our property, plant and equipment at December 31, 2015, was $5,276 million, of which machinery and equipment represented $2,362 million, land and buildings represented $2,355 million and construction in progress represented $559 million. We believe that our current facilities are in good condition and are adequate to meet the requirements of our present and foreseeable future operations.

Item 4A.    Unresolved Staff Comments

        Not applicable

Item 5.    Operating and Financial Review and Prospects

MANAGEMENT OVERVIEW

        As a global leader in power and automation, we serve utility, industry and transport & infrastructure customers in a combined market worth more than $600 billion per year. In all three customer segments, our combined offering of power and automation provides a unique value proposition for customers as we provide solutions for secure, energy-efficient generation, transmission and distribution of electricity, and for increasing productivity in industrial, commercial and utility operations. As we look at our customers' value chain, there is a clear trend towards more electricity being transmitted by wire, and increased feed-in points. This leads to a convergence of power and automation, which then needs to be automated and controlled.

        In September 2014, we launched the Next Level strategy which laid the foundation to take ABB to the Next Level aimed at accelerating sustainable value creation. The strategy is built on the three focus areas of profitable growth, relentless execution and business-led collaboration.

Next Level—Stage 1

        In Stage 1 of the Next Level strategy we drove toward profitable growth by shifting our center of gravity through strengthening our competitiveness, driving organic growth and lowering our risk profile. We continued to drive profitable growth through our framework of penetration, innovation and expansion (PIE) in targeted geographic and industry segments. Some of our key successes in 2015 can be seen in the section Next Level—Stage 2 below.

        To complement our drive for organic growth we also launched five new partnerships in 2015 in different markets such as data centers (with Ericsson), electrical vehicle charging (with Microsoft), grid integration in Japan (with Hitachi), microgrids (with Samsung) and building automation and software for smart homes (with Bosch & Cisco).

        In Stage 1, we drove relentless execution by continuing to deliver on our ongoing cost savings program. Significant progress was also made on the previously announced Power Systems 'step-change' program. We returned the division to profitability and it reached the target operational EBITA range of 7-11 percent in the fourth quarter of 2015. We are driving our transformation through our 1,000-day programs, to ensure a successful implementation and making our operations more efficient. In order to increase operational performance, a new compensation model was rolled out which better incentivizes management performance by building on company as well as individual key performance indicators (KPIs). As of January 2016 more than 70,000 employees are on this new model.

        Our third focus area is business-led collaboration which aims at increasing operational efficiency by improving processes and organizational structures. We have simplified the organization and set clear roles and responsibilities throughout the group.

        Our Next Level Stage 1 actions laid a solid foundation for our future development amid a significantly tougher market environment in 2015 compared to 2014. Global GDP growth assumptions were downgraded, oil prices continued to decrease and China's growth moderated. The market for our full product and service offering, which totals more than $600 billion a year, is now expected to grow 2.5-4.5 percent a year in the period from 2015 to 2020.

Next Level—Stage 2

        Stage 2 of the Next Level strategy was announced in September 2015 and is comprised of a significant set of actions to accelerate the shift of our center of gravity toward higher organic growth, greater competitiveness and lower risk while accelerating existing improvement projects.

Profitable growth

        Profitable growth continues to be a key focus area to accelerate sustainable value creation and is driven through the framework of penetration, innovation and expansion (PIE).

        We continued to drive for growth in 2015 through increased market penetration in targeted geographic and industry segments. For example, we have a pioneering track record in supporting the development of India's power infrastructure. ABB projects in India include the North-East Agra power link, the world's first multi-terminal UHVDC transmission system, as well as a smart grid solution for the entire Karnataka state power network. In addition to the first link in the country, we have been involved in five major HVDC projects in India. Furthermore, we have actively contributed to the development of India's ultrahigh voltage (765kV) network and the local manufacturing of related equipment. Most recently we developed 1200 kV power equipment including transformers and a switchgear for the pilot installation in Bina, India, which is deploying the highest AC voltage level in the world. We are also supporting the rapid urbanization in India through a range of initiatives including solar plants, microgrids and metro rail projects in fast growing cities like Delhi, Bangalore and Jaipur.

        Innovation continued to be a focus for growth and we introduced several ground-breaking offerings in 2015, including the launch of our collaborative robot, YuMi®, the 525 kV HVDC cable, the Azipod® D electric propulsion system and the eco-efficient gas insulated switchgear. YuMi® is the world's first dual-arm robot to be able to work collaboratively on the same tasks as humans while ensuring the safety of those around it. With the introduction of YuMi®, we are pushing the boundaries of robotic automation by fundamentally expanding the types of industrial processes which can be automated with robots. In addition, we commissioned the world's first high- and medium-voltage switchgear installation for the Swiss utility, EWZ, with a new eco-efficient gas that reduces the global warming potential by almost 100 percent by offering an alternative gas mixture to the conventional sulfur hexafluoride.

        We also continue to focus on the opportunities brought by the Industrial Internet, the so-called "Internet of Things, Services and People" (IoTSP). Today, more than 50 percent of our products are software-related. By enabling installations to communicate via the internet, the IoTSP provides connections across company locations and even between companies. As a company with offerings across the power and automation spectrum, we are ideally-positioned to enable the IoTSP and to help customers reach the next level of productivity, efficiency and flexibility. We received an order in 2015 together with the Dutch weather forecasting specialist, Meteo Group, to provide 140 Maersk container vessels with advisory software to optimize routes helping them to drive vessel efficiency and avoid conditions that could be harmful to the ship.

        Technology innovation remains a cornerstone of our competitive position and a key driver of profitable growth. We plan to continue investments into research and development of approximately 4 percent of revenues, which in 2015 amounted to $1.4 billion.

        Expansion into new high-growth markets is another driver of profitable growth. We, along with Microsoft Corp., have announced the worldwide availability of a new electric vehicle (EV) fast-charging services platform. Combining our leading EV charging stations with Microsoft's Azure cloud-based services will ensure stability, global scalability and advanced management features for our customers. The collaboration will also take advantage of machine learning and predictive analytic capabilities to drive future innovations. With regard to micro-grids, which are another high-growth market, we won a significant order in 2015 from Socabelec to install a micro-grid solution to boost renewable energy use by a remote community in Kenya. Our stabilization system will be integrated into the existing power network and will interface with existing diesel power station controls. This will maximize renewable energy penetration and utilize any excess wind energy generated.

        Complementing the ongoing focus on driving organic growth, we plan to focus on value-creating acquisitions that support the shift in center of gravity and partnerships to accelerate growth in attractive segments.

        In line with the shift in our center of gravity, we have realigned our organizational structure effective January 1, 2016, to better address customer needs and deliver operational efficiency. Our new streamlined structure is comprised of four operating divisions: Power Grids, Electrification Products, Discrete Automation and Motion and Process Automation.

        The new Power Grids division is focused on meeting the power and automation technology challenges of power grid utilities, such as the integration of renewable energies, growing power network complexity, grid automation, and the development of smart grids and micro-grids. Delivering a broad transmission and distribution offering from a single integrated source supports our organic growth ambitions by providing better customer service while enabling cost and productivity improvements to achieve the targeted operational EBITA margins. The Power Grids division is a leading worldwide supplier of power and automation solutions to power grid customers and comprises our AC grid, DC grid and grid automation activities, as well as our transformer and high-voltage product businesses.

        The new Electrification Products division includes our medium-voltage products business as well as the breakers & switches, control products, building products, low-voltage systems and Thomas & Betts activities. This combination opens new growth opportunities by taking one of the industry's most complete ranges of low- and medium-voltage products, solutions and services to a broader customer base through multiple common sales channels.

        All of our control solutions are integrated into the Process Automation division and delivered across our various end markets through focused front end customer interfaces including the transfer of the distributed control system (DCS) business for power generation from the Power Systems division.

        There are no significant changes in the Discrete Automation and Motion division.

Relentless execution

        In Stage 2 of the Next Level strategy, we aim to close the gap in our operating performance compared with our best-in-class peers. The goal is to further transform our company toward a leading operating model with business processes more focused on customer needs, and an enhanced performance management system, including compensation tied more closely to performance, as well as the development of a world class people and true performance culture.

        Our ongoing cost savings program to reduce costs equivalent to 3-5 percent of cost of sales each year, achieved in 2015 approximately $1.2 billion in cost savings or approximately 5 percent of cost of sales.

        We continued to drive our focused 1,000-day programs of driving white collar productivity—becoming lean for growth—and working capital management—to provide cash for growth.

        Our white collar productivity program is aimed at making us leaner, faster and more customer-focused. Business functions, support functions and organizational complexity are in the scope of this program. Productivity improvements include the rapid expansion of regional shared services and the streamlining of global operations and head office functions, with business units moving closer to key markets. We aim to achieve cost savings at a run rate of $1 billion a year by the end of 2017 and the program is on track to deliver approximately $400 million of cost savings in 2016.

        The working capital program is on track to free up at least $2 billion in cash by the end of 2017. Improved collections from customers as well as stronger inventory management resulted in a solid working capital reduction in 2015. Further measures are being taken to drive improvements through the entire value chain, from product design through manufacturing and logistics as well as reducing unbilled receivables in large projects.

Business-led collaboration

        We continue to drive our transformation, which is aimed at improving customer focus and increasing agility to support the achievement of our 2015-2020 targets. Our streamlined organization, with a realigned divisional structure, commenced in January 2016. In order to drive sales productivity and collaboration across the group, Salesforce.com was rolled out further as a common sales platform and is now operational in 30 countries. The Group Account Management team has a focused customer approach and initial pilots show proof of success.

Updated 2015-2020 financial targets

        In September 2015, we aligned our 2015-2020 revenue growth target with reduced macroeconomic expectations while keeping our ambition relative to the market. The average annual revenue growth rate target, on a comparable basis, over the period from 2015 to 2020, is now 3-6 percent (previously 4-7 percent). The driving factors for this change include the expected continuation of lower oil prices, signs of slowing industrial production growth and forecasted emerging market growth below the levels previously projected in 2014. All other targets which took effect on January 1, 2015, remain unchanged: We expect to grow operational earnings per share at a 10-15 percent compound annual growth rate and deliver attractive rates of cash return on invested capital in the mid-teens over the period from 2015 to 2020. Over the same period, we plan to steadily increase our profitability, measured by Operational EBITA, within a range of 11-16 percent while targeting an average free cash flow conversion rate above 90 percent.

Targeted capital allocation

        We maintain our capital allocation priorities, focusing on i) funding organic growth, research and development and capital expenditure at attractive rates of cash return on invested capital (CROI), ii) paying a steadily rising sustainable dividend over time, iii) investing in value-creating acquisitions and iv) returning additional cash to shareholders.

        In 2015, we returned $3.2 billion to shareholders in the form of dividend payments and share repurchases, in line with the Next Level strategy to accelerate sustainable value creation. This included $1.7 billion in dividends in the form of tax-efficient distributions out of ABB Ltd's capital contribution reserves and by way of a nominal value reduction. We are continuing our previously announced two-year $4-billion share buyback program which is scheduled to be completed in September 2016. As of the end of 2015, we had repurchased approximately 106 million shares for a total of approximately $2.2 billion.

Outlook

        Macroeconomic and geopolitical developments continue to signal a mixed outlook, with continued uncertainty. Some macroeconomic signals in the United States remain positive and growth in China is expected to continue, although at a slower pace than in 2015. The market remains impacted by modest growth in Europe and geopolitical tensions in various parts of the world. Current oil prices and foreign exchange translation effects are expected to continue to influence our results.

        The long-term demand outlook in our three major customer sectors—utilities, industry and transport & infrastructure—remains positive. Key drivers are the big shift in the electricity value chain, industrial productivity improvements through the IoTSP and Industry 4.0, as well as rapid urbanization and the need for energy efficiency in transport & infrastructure.

        We believe we are well positioned to tap these opportunities for long-term profitable growth with our strong market presence, broad geographic and business scope, technology leadership and financial strength.

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

Revenue recognition

        We generally recognize revenues for the sale of goods when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectability is reasonably assured. With regard to the sale of products, delivery is not considered to have occurred, and therefore no revenues are recognized, until the customer has taken title to the products and assumed the risks and rewards of ownership of the products specified in the purchase order or sales agreement. Generally, the transfer of title and risks and rewards of ownership are governed by the contractually-defined shipping terms. We use various International Commercial shipping terms (as promulgated by the International Chamber of Commerce) such as Ex Works (EXW), Free Carrier (FCA) and Delivered Duty Paid (DDP). Subsequent to delivery of the products, we generally have no further contractual performance obligations that would preclude revenue recognition.

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

        Holding all other assumptions constant, a 0.25-percentage point decrease in the discount rate would have increased the PBO related to our defined benefit pension plans by $383 million, while a 0.25-percentage point increase in the discount rate would have decreased the PBO related to our defined benefit pension plans by $360 million.

        The expected return on plan assets is reviewed regularly and considered for adjustment annually based upon the target asset allocations and represents the long-term return expected to be achieved. Decreases in the expected return on plan assets result in an increase to pension costs. Holding all other assumptions constant, an increase or decrease of 0.25 percentage points in the expected long-term rate of asset return would have decreased or increased, respectively, the net periodic benefit cost in 2015 by $26 million.

        The funded status, which can increase or decrease based on the performance of the financial markets or changes in our assumptions, does not represent a mandatory short-term cash obligation. Instead, the funded status of a defined benefit pension plan is the difference between the PBO and the fair value of the plan assets. At December 31, 2015, our defined benefit pension plans were $1,481 million underfunded compared to an underfunding of $1,890 million at December 31, 2014. Our other postretirement plans were underfunded by $178 million and $245 million at December 31, 2015 and 2014, respectively.

        We have multiple non-pension postretirement benefit plans. Our health care plans are generally contributory with participants' contributions adjusted annually. For purposes of estimating our health care costs, we have assumed health care cost increases to be 7.68 percent per annum for 2016, gradually declining to 5 percent per annum by 2028 and to remain at that level thereafter.

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

        We operate in numerous tax jurisdictions and, as a result, are regularly subject to audit by tax authorities. We provide for tax contingencies whenever it is deemed more likely than not that a tax asset has been impaired or a tax liability has been incurred for events such as tax claims or changes in tax laws. Contingency provisions are recorded based on the technical merits of our filing position, considering the applicable tax laws and OECD guidelines and are based on our evaluations of the facts and circumstances as of the end of each reporting period. Changes in the facts and circumstances could result in a material change to the tax accruals. Although we believe that our tax estimates are reasonable and that appropriate tax reserves have been made, the final determination of tax audits and any related litigation could be different than that which is reflected in our income tax provisions and accruals.

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

        In 2015, we performed a qualitative assessment and determined that it was not more likely than not that the fair value for each of our reporting units was below the carrying value. As a result, we concluded that it was not necessary to perform the two-step quantitative impairment test.

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

        The projected future cash flows used in the 2014 fair value calculation were based on approved business plans for the reporting units which covered a period of six years plus a calculated terminal value. The projected future cash flows required significant judgments and estimates involving variables such as future sales volumes, sales prices, awards of large orders, production and other operating costs, capital expenditures, net working capital requirements and other economic factors. The after-tax weighted average cost of capital of 9 percent, was based on variables such as the risk free rate derived from the yield of 10-year U.S. treasury bonds, as well as an ABB-specific risk premium. The terminal value growth rate was assumed to be 1 percent. The mid-term tax rate used in the test was 27 percent. We based our fair value estimates on assumptions we believed to be reasonable, but which were inherently uncertain. Consequently, actual future results may differ from those estimates.

        We assessed the reasonableness of the fair value calculations of our reporting units by reconciling the sum of the fair values for all our reporting units to our total market capitalization. The assumptions used in the fair value calculation were challenged each year (through the use of sensitivity analysis) to determine the impact on the fair value of the reporting units. Our sensitivity analysis in 2014 showed that, holding all other assumptions constant, a 1-percentage point increase in the discount rate would have reduced the calculated fair value by approximately 11.6 percent, while a 1-percentage point decrease in the terminal value growth rate would have reduced the calculated fair value by approximately 7.3 percent.

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

RESEARCH AND DEVELOPMENT

        Each year, we invest significantly in research and development. Our research and development focuses on developing and commercializing the technologies of our businesses that are of strategic importance to our future growth. In 2015, 2014 and 2013, we invested $1,406 million, $1,499 million and $1,470 million, respectively, or approximately 4.0 percent, 3.8 percent and 3.5 percent, respectively, of our annual consolidated revenues on research and development activities. We also had expenditures of $271 million, $310 million and $274 million, respectively, or approximately 0.8 percent, 0.8 percent and 0.7 percent, respectively, of our annual consolidated revenues in 2015, 2014 and 2013, on order-related development activities. These are customer- and project-specific development efforts that we undertake to develop or adapt equipment and systems to the unique needs of our customers in connection with specific orders or projects. Order-related development amounts are initially recorded in inventories as part of the work in process of a contract and then are reflected in cost of sales at the time revenue is recognized in accordance with our accounting policies.

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

        Our research and development strategy focuses on three objectives: (i) to monitor and develop emerging technologies and create an innovative, sustainable technology base for ABB, (ii) to develop technology platforms that enable efficient product design for our power and automation customers, and (iii) to create the next generation of power and automation products and systems that we believe will be the drivers of profitable growth.

        Universities are incubators of future technology, and a central task of our research and development team is to transform university research into industry-ready technology platforms. We collaborate with a number of universities and research institutions to build research networks and foster new technologies. We believe these collaborations shorten the amount of time required to turn basic ideas into viable products, and they additionally help us recruit and train new personnel. We have built numerous university collaborations in the United States, Europe and Asia, including long-term, strategic relationships with the Carnegie Mellon University, Massachusetts Institute of Technology, North Carolina State University, ETH Zurich, EPFL Lausanne, University of Zurich, Chalmers Technical University Gothenburg, Royal Institute of Technology (KTH) Stockholm, Cambridge University, Imperial College London and Huazhong University of Science and Technology (HUST). Our collaborative projects include research on materials, sensors, micro-engineered mechanical systems, robotics, controls, manufacturing, distributed power and communication. Common platforms for power and automation technologies are developed around advanced materials, efficient manufacturing, information technology and data communication, as well as sensor and actuator technology.

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

ACQUISITIONS AND DIVESTMENTS

Acquisitions

        During 2015, 2014 and 2013, ABB paid $37 million, $58 million and $897 million to purchase three, six and seven businesses, respectively. The amounts exclude changes in cost- and equity-accounted companies.

        There were no significant acquisitions in 2015, 2014 or 2013; the largest acquisition during this three-year period was Power-One Inc. (Power-One), acquired in July 2013.

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

        There were no significant divestments in 2015 and 2013.

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

        The exchange rates between the USD and the EUR and the USD and the CHF at December 31, 2015, 2014 and 2013, were as follows:

Exchange rates into $	2015	2014	2013
EUR 1.00	1.09	1.22	1.38
CHF 1.00	1.01	1.01	1.12

        The average exchange rates between the USD and the EUR and the USD and the CHF for the years ended December 31, 2015, 2014 and 2013, were as follows:

Exchange rates into $	2015	2014	2013
EUR 1.00	1.11	1.33	1.33
CHF 1.00	1.04	1.09	1.08

        When we incur expenses that are not denominated in the same currency as the related revenues, foreign exchange rate fluctuations could affect our profitability. To mitigate the impact of exchange rate movements on our profitability, it is our policy to enter into forward foreign exchange contracts to manage the foreign exchange transaction risk of our operations.

        In 2015, approximately 79 percent of our consolidated revenues were reported in currencies other than the USD. The following percentages of consolidated revenues were reported in the following currencies:

  •
  Euro, approximately 19 percent,

  •
  Chinese renminbi, approximately 12 percent, and

  •
  Swedish krona, approximately 5 percent.

        In 2015, approximately 78 percent of our cost of sales and selling, general and administrative expenses were reported in currencies other than the USD. The following percentages of consolidated cost of sales and selling, general and administrative expenses were reported in the following currencies:

  •
  Euro, approximately 20 percent, and

  •
  Chinese renminbi, approximately 11 percent.

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

        The undiscounted value of revenues we expect to generate from our orders at any point in time is represented by our order backlog. Approximately 17 percent of the value of total orders we recorded in 2015 were "large orders", which we define as orders from third parties involving a value of at least $15 million for products or services. Approximately 54 percent of the total value of large orders in 2015 were recorded by our Power Systems division and approximately 23 percent in our Process Automation division. The other divisions accounted for the remainder of the total large orders recorded during 2015. The remaining portion of total orders recorded in 2015 was "base orders", which we define as orders from third parties with a value of less than $15 million for products or services.

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

PERFORMANCE MEASURES

        Effective January 1, 2015, we evaluate the performance of our divisions based on orders received, revenues and Operational EBITA.

        Operational EBITA represents income from operations excluding amortization expense on intangibles arising upon acquisitions (acquisition-related amortization), restructuring and restructuring-related expenses, gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items, as well as foreign exchange (FX)/commodity timing differences in income from operations consisting of: (i) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities).

        See "Note 23 Operating segment and geographic data" to our Consolidated Financial Statements for a reconciliation of the total consolidated Operational EBITA to income from continuing operations before taxes.

 ANALYSIS OF RESULTS OF OPERATIONS

        Our consolidated results from operations were as follows:

INCOME STATEMENT DATA:

($ in millions, except per share data in $)	2015	2014	2013
Orders	36,429	41,515	38,896
Order backlog at December 31,	24,121	24,900	26,046
Revenues	35,481	39,830	41,848
Cost of sales	(25,347)	(28,615)	(29,856)

Gross profit	10,134	11,215	11,992
Selling, general and administrative expenses	(5,574)	(6,067)	(6,094)
Non-order related research and development expenses	(1,406)	(1,499)	(1,470)
Other income (expense), net	(105)	529	(41)

Income from operations	3,049	4,178	4,387
Net interest and other finance expense	(209)	(282)	(321)
Provision for taxes	(788)	(1,202)	(1,122)

Income from continuing operations, net of tax	2,052	2,694	2,944
Income (loss) from discontinued operations, net of tax	3	24	(37)

Net income	2,055	2,718	2,907
Net income attributable to noncontrolling interests	(122)	(124)	(120)

Net income attributable to ABB	1,933	2,594	2,787

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	1,930	2,570	2,824
Net income	1,933	2,594	2,787
Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.87	1.12	1.23
Net income	0.87	1.13	1.21
Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.87	1.12	1.23
Net income	0.87	1.13	1.21

        A more detailed discussion of the orders, revenues, Operational EBITA and income from operations for our divisions follows in the sections of "Divisional analysis" below entitled "Discrete Automation and Motion", "Low Voltage Products", "Process Automation", "Power Products", "Power Systems" and "Corporate and Other". Orders and revenues of our divisions include interdivisional transactions which are eliminated in the "Corporate and Other" line in the tables below.

Orders

				% Change
($ in millions)	2015	2014	2013	2015	2014
Discrete Automation and Motion	9,222	10,559	9,771	(13)%	8%
Low Voltage Products	6,581	7,550	7,696	(13)%	(2)%
Process Automation	6,464	8,577	8,000	(25)%	7%
Power Products	10,033	10,764	10,459	(7)%	3%
Power Systems	6,800	6,871	5,949	(1)%	15%

Operating divisions	39,100	44,321	41,875	(12)%	6%
Corporate and Other(1)	(2,671)	(2,806)	(2,979)	n.a.	n.a.

Total	36,429	41,515	38,896	(12)%	7%

(1)
Includes interdivisional eliminations

        In 2015, total orders declined 12 percent (2 percent in local currencies) and decreased in all divisions. The decline in reported orders was driven both by lower base orders and lower large orders. The order development reflected ongoing macro uncertainties and challenges in many markets as well as negative impacts from foreign exchange rate movements.

        In 2015, orders in the Discrete Automation and Motion division declined 13 percent (5 percent in local currencies) on lower orders in all businesses, except Robotics where orders increased in local currencies. Orders decreased 13 percent in the Low Voltage Products division (3 percent in local currencies) and were impacted by lower orders in most businesses and by the divestments in 2014 of the HVAC and Steel Structures businesses. Orders in the Process Automation division declined 25 percent (14 percent in local currencies) mainly due to lower capital and operating expenditures in the oil and gas sectors compared to the previous year and due to the impact of the divestment of the Full Service business at the end of 2014. Orders declined 7 percent (increased 2 percent in local currencies) in the Power Products division on selective investments in large transmission projects. In the Power Systems division, orders declined 1 percent (increased 13 percent in local currencies). The increase in local currencies was driven primarily by the receipt of several large orders in the Grid Systems and Power Generation businesses.

        During 2015, base orders declined 14 percent (5 percent in local currencies) reflecting the global economic conditions which remained mixed across our key markets. Large orders decreased 5 percent (increased 10 percent in local currencies) but were higher in local currencies than the strong large order intake in 2014. Large orders increased in the Power Products and Power Systems divisions where several large projects were awarded in 2015.

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

        We determine the geographic distribution of our orders based on the location of the ultimate destination of the products' end use, if known, or the location of the customer. The geographic distribution of our consolidated orders was as follows:

				% Change
($ in millions)	2015	2014	2013	2015	2014
Europe	12,568	14,319	13,393	(12)%	7%
The Americas	10,505	11,966	11,373	(12)%	5%
Asia, Middle East and Africa	13,356	15,230	14,130	(12)%	8%

Total	36,429	41,515	38,896	(12)%	7%

        Orders in 2015 declined in all regions on lower orders in all divisions. Orders in Europe decreased 12 percent (increased 5 percent in local currencies). Orders in Europe were higher in local currencies due to the receipt of large orders for HVDC interconnections. In local currencies, orders were lower in the United Kingdom, Sweden, Finland, Switzerland, France, Spain and Russia, offset by higher orders in Germany, Norway, Italy, Turkey and the Netherlands. Orders declined 12 percent (6 percent in local currencies) in the Americas on lower base and large orders. In local currencies, orders decreased in the United States, Canada and Brazil but were higher in Mexico, Chile and Argentina. In AMEA, orders decreased 12 percent (7 percent in local currencies) on lower base and large orders. In local currencies, orders declined in China, Saudi Arabia, South Korea, Australia and Japan while orders were higher in India, the United Arab Emirates, South Africa and Qatar.

        Orders in 2014 grew in all regions on higher orders in both power and automation. Orders in Europe increased 7 percent (9 percent in local currencies) driven by increases in large orders. Orders were higher in the United Kingdom, Sweden, Finland, France, Switzerland, Spain and the Netherlands, offsetting lower orders in Germany, Italy and Norway. Orders increased 5 percent (9 percent in local currencies) in the Americas on higher base and large orders in the United States, Canada, Brazil and Argentina. In AMEA, orders grew 8 percent (10 percent in local currencies) on higher orders in China, South Korea, India, Japan and Saudi Arabia while orders were lower in Australia, the United Arab Emirates and South Africa.

Order backlog

	December 31,			% Change
($ in millions)	2015	2014	2013	2015	2014
Discrete Automation and Motion	4,232	4,385	4,351	(3)%	1%
Low Voltage Products	857	891	1,057	(4)%	(16)%
Process Automation	5,203	5,661	5,772	(8)%	(2)%
Power Products	7,717	7,791	7,946	(1)%	(2)%
Power Systems	8,218	8,246	9,435	—	(13)%

Operating divisions	26,227	26,974	28,561	(3)%	(6)%
Corporate and Other(1)	(2,106)	(2,074)	(2,515)	n.a.	n.a.

Total	24,121	24,900	26,046	(3)%	(4)%

(1)
Includes interdivisional eliminations

        In 2015, consolidated order backlog decreased 3 percent (increased 5 percent in local currencies). Order backlog in all divisions reflected the effects of changes in foreign currency rates as the U.S. dollar strengthened against all major currencies during 2015. In local currencies, order backlog increased in all divisions. In the Discrete Automation and Motion division, the increase was driven by the Robotics and Power Conversion businesses. The increase in the Low Voltage Products division was driven by increases in the Breakers and Switches and Low Voltage Systems businesses. In the Process Automation division, orders were lower but order backlog increased due to the receipt of higher larger orders near the end of 2015. In the Power Products division, order backlog increased across all businesses while in the Power Systems division, the increase resulted primarily from higher large orders received during the year.

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

Revenues

				% Change
($ in millions)	2015	2014	2013	2015	2014
Discrete Automation and Motion	9,127	10,142	9,915	(10)%	2%
Low Voltage Products	6,547	7,532	7,729	(13)%	(3)%
Process Automation	6,374	7,948	8,497	(20)%	(6)%
Power Products	9,550	10,333	11,032	(8)%	(6)%
Power Systems	6,342	7,020	8,375	(10)%	(16)%

Operating divisions	37,940	42,975	45,548	(12)%	(6)%
Corporate and Other(1)	(2,459)	(3,145)	(3,700)	n.a.	n.a.

Total	35,481	39,830	41,848	(11)%	(5)%

(1)
Includes interdivisional eliminations

        Revenues in 2015 decreased 11 percent (1 percent in local currencies) and declined in all divisions. The decrease was due primarily to the impacts of the lower orders and lower opening order backlog in the Power Systems, Power Products and Process Automation divisions compared to the beginning of 2014. In addition, the decrease was also due to the impacts of divestments made in 2014 and negative impacts from foreign exchange rate movements.

        On a divisional basis, revenues declined 10 percent (2 percent in local currencies) in the Discrete Automation and Motion division on lower order intake in the short-cycle businesses such as low voltage motors and drives offset partly by local currency revenue increases in Robotics and Power Conversion. In the Low Voltage Products division, revenues decreased 13 percent (3 percent in local currencies) and were lower in most businesses. Revenues in the Low Voltage Products division were primarily impacted by the divestments which occurred in 2014, which reduced revenues by 3 percent. Revenues in the Process Automation division decreased 20 percent (9 percent in local currencies) and were lower in local currencies in most businesses. Revenues were impacted primarily by decreases in the systems businesses such as Marine and Ports, and Oil and Gas but also by the divestment of the Full Service business at the end of 2014. Revenues in the Power Products division decreased 8 percent (increased 2 percent in local currencies). In local currencies revenues grew, driven by service revenues. In the Power Systems division, revenues decreased 10 percent (increased 2 percent in local currencies); the local currency increase was driven by steady execution of the order backlog.

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

        We determine the geographic distribution of our revenues based on the location of the ultimate destination of the products' end use, if known, or the location of the customer. The geographic distribution of our consolidated revenues was as follows:

				% Change
($ in millions)	2015	2014	2013	2015	2014
Europe	11,602	13,745	14,450	(16)%	(5)%
The Americas	10,554	11,490	12,133	(8)%	(5)%
Asia, Middle East and Africa	13,325	14,595	15,265	(9)%	(4)%

Total	35,481	39,830	41,848	(11)%	(5)%

        In 2015, revenues declined in all regions. In Europe, revenues decreased 16 percent (increased 1 percent in local currencies). In local currencies, revenues declined in Norway, France, Switzerland, Spain and Russia, were flat in Italy, while revenues increased in Germany, the United Kingdom, Sweden and Finland. Revenues from the Americas declined 8 percent (2 percent in local currencies). In local currencies, revenues decreased in the United States, Canada and Brazil but were higher in Mexico, Chile and Peru. In AMEA, revenues decreased 9 percent (2 percent in local currencies). In local currencies, revenues declined in China, South Korea, Australia and Singapore while revenues increased in Saudi Arabia, India, the United Arab Emirates, Japan and South Africa.

        In 2014, revenues declined in all regions. In Europe, revenues decreased 5 percent (3 percent in local currencies) as revenue increases in Norway, the United Kingdom, France, Switzerland and Spain were more than offset by revenue declines in Germany, Italy, Sweden, Finland and the Netherlands. Revenues from the Americas declined 5 percent (2 percent in local currencies). Revenues were steady in the United States and included the impacts of including Power-One for a full year in 2014 while revenues declined in Canada and Brazil. Revenues from AMEA decreased 4 percent (2 percent in local currencies) as revenues were flat in China while decreases were realized in India, South Korea, Australia, Saudi Arabia and South Africa. Revenues increased in the United Arab Emirates.

Cost of sales

        Cost of sales consists primarily of labor, raw materials and component costs but also includes indirect production costs, expenses for warranties, contract and project charges, as well as order-related development expenses incurred in connection with projects for which corresponding revenues have been recognized.

        In 2015, cost of sales decreased 11 percent (2 percent in local currencies) to $25,347 million. As a percentage of revenues, cost of sales decreased from 71.8 percent in 2014 to 71.4 percent in 2015. Cost of sales as a percentage of revenues decreased as benefits from higher cost savings and benefits from ongoing measures taken in the Power Systems division's 'step change' program more than offset the impact from price erosion in the market.

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

Selling, general and administrative expenses

        The components of selling, general and administrative expenses were as follows:

($ in millions)	2015	2014	2013
Selling expenses	3,729	4,054	4,071
Selling expenses as a percentage of orders received	10.2%	9.8%	10.5%
General and administrative expenses	1,845	2,013	2,023
General and administrative expenses as a percentage of revenues	5.2%	5.1%	4.8%

Total selling, general and administrative expenses	5,574	6,067	6,094

Total selling, general and administrative expenses as a percentage of revenues	15.7%	15.2%	14.6%
Total selling, general and administrative expenses as a percentage of the average of orders received and revenues	15.5%	14.9%	15.1%

        In 2015, general and administrative expenses decreased 8 percent (increased 4 percent in local currencies) compared to 2014. As a percentage of revenues, general and administrative expenses increased from 5.1 percent to 5.2 percent. General and administrative expenses were impacted by approximately $121 million from costs for the White Collar Productivity program announced during the year.

        In 2014, general and administrative expenses remained stable compared to 2013 (increased 2 percent in local currencies). As a percentage of revenues, general and administrative expenses increased from 4.8 percent to 5.1 percent mainly due to the impact of lower revenues.

        In 2015, selling expenses have decreased 8 percent (increased 3 percent in local currencies) compared to 2014. Selling expenses as a percentage of orders have increased from 9.8 percent to 10.2 percent. Selling expenses were impacted by approximately $89 million from costs for the White Collar Productivity program.

        In 2014, selling expenses remained stable compared to 2013 (increased 2 percent in local currencies). Selling expenses as a percentage of orders received decreased from 10.5 percent to 9.8 percent mainly due to the impact of higher orders received.

        In 2015, selling, general and administrative expenses decreased 8 percent (increased 3 percent in local currencies) compared to 2014 and as a percentage of the average orders and revenues, selling, general and administrative expenses increased from 14.9 percent to 15.5 percent on both lower revenues and orders and higher costs.

        In 2014, selling, general and administrative expenses remained stable compared to 2013 (increased 2 percent in local currencies) and as a percentage of the average of orders and revenues, selling, general and administrative expenses decreased from 15.1 percent to 14.9 percent as the impact of lower revenues was more than offset by the impact of higher orders.

Non-order related research and development expenses

        In 2015, non-order related research and development expenses decreased 6 percent (increased 6 percent in local currencies) compared to 2014. In 2014, non-order related research and development expenses increased 2 percent (4 percent in local currencies) compared to 2013.

        Non-order related research and development expenses as a percentage of revenues also increased in 2015 by 0.2 percent to 4.0 percent, after increasing to 3.8 percent in 2014 from 3.5 percent in 2013.

Other income (expense), net

($ in millions)	2015	2014	2013
Restructuring and restructuring-related expenses(1)	(67)	(37)	(45)
Net gain from sale of property, plant and equipment	26	17	18
Asset impairments	(33)	(34)	(29)
Net gain (loss) from sale of businesses	(20)	543	(16)
Income from equity-accounted companies and other income (expense)	(11)	40	31

Total	(105)	529	(41)

(1)
Excluding asset impairments

        "Other income (expense), net" primarily includes certain restructuring and restructuring-related expenses, gains and losses from sale of businesses and sale of property, plant and equipment, recognized asset impairments, as well as our share of income or loss from equity-accounted companies.

        In 2015, "Other income (expense), net" was an expense of $105 million. In 2014, "Other income (expense), net" was an income of $529 million, compared with an expense of $41 million in 2013, mostly due to the impact of the net gains recorded in 2014 from the sale of HVAC, Power Solutions, Steel Structures and Full Service businesses.

Income from operations

				% Change(1)
($ in millions)	2015	2014	2013	2015	2014
Discrete Automation and Motion	991	1,422	1,458	(30)%	(2)%
Low Voltage Products	909	1,475	1,092	(38)%	35%
Process Automation	593	1,003	990	(41)%	1%
Power Products	1,051	1,204	1,331	(13)%	(10)%
Power Systems	110	(360)	171	n.a.	n.a.

Operating divisions	3,654	4,744	5,042	(23)%	(6)%
Corporate and Other	(610)	(569)	(650)	n.a.	n.a.
Intersegment elimination	5	3	(5)	n.a.	n.a.

Total	3,049	4,178	4,387	(27)%	(5)%

(1)
Certain percentages are stated as n.a. as the computed change would not be meaningful.

        In 2015 and 2014, changes in income from operations were a result of the factors discussed above and in the divisional analysis below.

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

($ in millions)	2015	2014	2013
Interest and dividend income	77	80	69
Interest and other finance expense	(286)	(362)	(390)

Net interest and other finance expense	(209)	(282)	(321)

        In 2015, "Interest and other finance expense" decreased compared to 2014, mainly due to a reduction in foreign exchange losses and lower interest expense on debt. Interest expense on debt was lower due to lower effective interest rates and lower foreign currency exchange rates. In addition, interest charges for uncertain tax positions were lower in 2015 compared to 2014.

        In 2014, "Interest and other finance expense" decreased compared to 2013, mainly resulting from the maturity of a bond in June 2013 and the reduction in interest expense resulting from an additional interest rate swap entered into during 2014. See "Note 12 Debt" to our Consolidated Financial Statements.

Provision for taxes

($ in millions)	2015	2014	2013
Income from continuing operations before taxes	2,840	3,896	4,066
Provision for taxes	(788)	(1,202)	(1,122)
Effective tax rate for the year	27.7%	30.9%	27.6%

        In 2015, the effective tax rate of 27.7% included a net increase in valuation allowance of deferred taxes of $57 million, as we determined it was not more likely than not that such deferred tax assets would be realized. In addition, we recorded a benefit of $50 million relating to tax credits arising from research and development activities and a charge of $74 million relating to the interpretation of tax law and double tax treaty agreements by competent tax authorities.

        In 2014, the effective tax rate of 30.9% included the effects of taxes on net gains on sale of businesses. Included in the provision for taxes of $1,202 million were taxes of $279 million relating to $543 million of gains on sale of businesses. These divestment transactions increased the effective tax rate as gains were realized primarily in higher-tax jurisdictions and the goodwill allocated to the divested businesses was not deductible for tax purposes. Excluding the effects of these divestment transactions, the effective tax rate for 2014 would have been 27.5%.

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

        The provision for taxes in 2014 and 2013, also included tax credits, arising in foreign jurisdictions, for which the technical merits did not allow a benefit to be taken.

Income from continuing operations, net of tax

        As a result of the factors discussed above, income from continuing operations, net of tax, decreased $642 million to $2,052 million in 2015 compared to 2014, and decreased $250 million to $2,694 million in 2014 compared to 2013.

Income (loss) from discontinued operations, net of tax

        The loss (net of tax) from discontinued operations for 2013 related primarily to provisions for certain environmental obligations. The income from discontinued operations, net of tax, for 2015 and 2014, was not significant.

Net income attributable to ABB

        As a result of the factors discussed above, net income attributable to ABB decreased $661 million to $1,933 million in 2015 compared to 2014, and decreased $193 million to $2,594 million in 2014 compared to 2013.

Earnings per share attributable to ABB shareholders

(in $)	2015	2014	2013
Income from continuing operations, net of tax:
Basic	0.87	1.12	1.23
Diluted	0.87	1.12	1.23
Net income attributable to ABB:
Basic	0.87	1.13	1.21
Diluted	0.87	1.13	1.21

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

Divisional analysis

Discrete Automation and Motion

        The financial results of our Discrete Automation and Motion division were as follows:

				% Change
($ in millions)	2015	2014	2013	2015	2014
Orders	9,222	10,559	9,771	(13)%	8%
Order backlog at December 31,	4,232	4,385	4,351	(3)%	1%
Revenues	9,127	10,142	9,915	(10)%	2%
Income from operations	991	1,422	1,458	(30)%	(2)%
Operational EBITA	1,271	1,589	1,622	(20)%	(2)%

Orders

        Orders in 2015 decreased 13 percent (5 percent in local currencies) due to weaker markets in most of our businesses. The declining oil price and slower growth in China affected the order intake negatively, especially in the Motors and Generators and the Drives and Controls businesses. Orders in the Robotics business increased in local currencies, supported by strong demand for services. Orders in the Power Conversion business were lower and were impacted by lower large orders from the rail segment.

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

        The geographic distribution of orders for our Discrete Automation and Motion division was as follows:

(in %)	2015	2014	2013
Europe	34	39	38
The Americas	35	32	32
Asia, Middle East and Africa	31	29	30

Total	100	100	100

        In 2015, the geographical distribution of our orders changed primarily due to the impact of the large rail orders from Europe in 2014. In addition, orders from the Americas and Asia, Middle East and Africa benefitted from strong orders in the Robotics business.

        In 2014, the geographical split of orders was consistent with 2013. Larger rail orders in the Power Conversion business from Sweden and Switzerland compensated for other market weakness in Europe. The Americas maintained their share of global orders as orders received in the United States increased due to the inclusion of the solar business of Power-One for a full year while the rest of the Americas was steady. The share of orders from Asia, Middle East and Africa was supported by growth in China partially offsetting the impacts of order declines in India.

Order backlog

        Order backlog in 2015 decreased 3 percent (increased 3 percent in local currencies) compared to 2014. In local currencies, order backlog increased as lower order backlog in the Motors and Generators business was offset by increases in the backlog for the Robotics and Power Conversion businesses.

        Order backlog in 2014 increased 1 percent (9 percent in local currencies) assisted by the receipt of large rail orders in Sweden and Switzerland which will primarily be delivered after 2015.

Revenues

        In 2015, revenues were 10 percent lower (2 percent in local currencies). Revenues were weaker as growth in the Robotics and Power Conversion businesses, supported by strong order backlog, was offset by weaker revenues resulting from the lower order intake in the short-cycle businesses such as low voltage motors and drives.

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

        The geographic distribution of revenues for our Discrete Automation and Motion division was as follows:

(in %)	2015	2014	2013
Europe	35	37	40
The Americas	35	33	32
Asia, Middle East and Africa	30	30	28

Total	100	100	100

        In 2015, the share of revenue from Europe was lower than in 2014 due to the weak markets for motors and drives. The share of revenues from the Americas increased due to growth in the Robotics business. The share of revenues from Asia, Middle East and Africa remained flat as higher revenues in the Robotics business offset the decline in the Drives and Controls business.

        In 2014, the share of revenues from Europe declined due to lower revenues in the Drives and Controls, and Motors and Generators businesses. The Americas' share of revenues increased and was supported by the inclusion of Power-One for a full year in 2014. Revenues in Asia, Middle East and Africa were supported by high automotive revenues in Robotics in China.

Income from operations

        In 2015, income from operations decreased 30 percent compared to 2014 due to lower revenues and lower capacity utilization. Steady income in the Robotics business could not compensate for the profit deterioration realized in other businesses. The Drives and Controls business was negatively affected by the weaker business climate in China while the Motors and Generators business suffered from the low oil price and weak demand leading to lower factory utilization. Income from operations in the Power Conversion business was flat despite continued strong price erosion in the solar market. The division's income from operations was also negatively affected by the impact of the higher restructuring charges incurred in connection with capacity adjustments and the company-wide White Collar Productivity program. Changes in foreign currencies, including the impacts from FX/commodity timing differences summarized in the table below, negatively impacted income from operations by 7 percent.

        In 2014, income from operations was lower than 2013, despite higher revenues, due to price pressures affecting gross margin and higher depreciation costs. Lower revenues in the Drives and Controls, and Motors and Generators businesses also led to reduced income from operations. Robotics had a higher contribution to income from operations due to increased revenues and improved gross margins while margins were lower in the Power Conversion business due to the dilutive effects of Power-One. The impact on income from operations from changes in foreign currencies, including the impacts from FX/commodity timing differences summarized in the table below, was not significant.

Operational EBITA

        The reconciliation of income from operations to Operational EBITA for the Discrete Automation and Motion division was as follows:

($ in millions)	2015	2014	2013
Income from operations	991	1,422	1,458
Acquisition-related amortization	128	138	124
Restructuring and restructuring-related expenses(1)	125	25	19
Gains and losses on sale of businesses, acquisition-related expenses and certain non-operational items	26	—	33
FX/commodity timing differences in income from operations	1	4	(12)

Operational EBITA	1,271	1,589	1,622

(1)
Amounts also include the incremental implementation costs in relation to the White Collar Productivity program.

        In 2015, Operational EBITA decreased 20 percent (13 percent excluding the impacts from changes in foreign currencies) compared to 2014, primarily due to the reasons described under "Income from operations", excluding the explanations related to the reconciling items in the table above.

        In 2014, Operational EBITA declined 2 percent (1 percent excluding the impacts from changes in foreign currencies) compared to 2013, primarily due to the reasons described under "Income from operations", excluding the explanations related to the reconciling items in the table above.

Low Voltage Products

        The financial results of our Low Voltage Products division were as follows:

				% Change
($ in millions)	2015	2014	2013	2015	2014
Orders	6,581	7,550	7,696	(13)%	(2)%
Order backlog at December 31,	857	891	1,057	(4)%	(16)%
Revenues	6,547	7,532	7,729	(13)%	(3)%
Income from operations	909	1,475	1,092	(38)%	35%
Operational EBITA	1,096	1,241	1,265	(12)%	(2)%

Orders

        In 2015, orders decreased 13 percent (3 percent in local currencies). The impact of the divestments of the HVAC and Steel Structures businesses in 2014 reduced orders by 4 percent. Local currency order growth in the Breakers and Switches business was offset by decreases in orders in the Enclosures and DIN-Rail Products and the Low Voltage Systems businesses while orders in local currencies were steady in the Control Products business. In the products businesses, higher orders in Europe were offset by lower order volumes in China.

        In 2014, orders decreased 2 percent (flat in local currencies) as order growth in most businesses was offset by the impact of the divestments of HVAC and Steel Structures. Order growth was highest in the Wiring Accessories business and orders also grew in the Breakers and Switches, Enclosures and DIN-Rail Products, and Control Products businesses while orders in the Low Voltage Systems business were steady. Product businesses grew despite a challenging macroeconomic environment in Europe, lower investments in the construction market in China and political instability in certain Eastern European countries.

        The geographic distribution of orders for our Low Voltage Products division was as follows:

(in %)	2015	2014	2013
Europe	39	39	39
The Americas	29	30	32
Asia, Middle East and Africa	32	31	29

Total	100	100	100

        In 2015, the share of orders in the Americas decreased primarily due to the divestments in 2014 of the HVAC and Steel Structures businesses, which mostly impacted orders in the United States and Canada. The share of orders from Europe remained steady while Asia, Middle East and Africa slightly increased its geographic share, as the decline in volumes in China was partly offset by strong orders in Japan and India.

        In 2014, the share of orders from the Americas decreased primarily due to the impact of the divestments in the year, which were mainly based in the United States and Canada. The share of orders in Asia, Middle East and Africa increased, partially driven by systems orders in China.

Order backlog

        In 2015, order backlog decreased by 4 percent (increased by 6 percent in local currencies), driven by increases in the Breakers and Switches and Low Voltage Systems businesses.

        In 2014, order backlog decreased 16 percent (9 percent in local currencies), driven mainly by the impacts of business divestments in the year.

Revenues

        In 2015, revenues decreased by 13 percent (3 percent in local currencies) as the local currency increases in the Breakers and Switches, Control Products and Wiring Accessories businesses were offset by the impacts on revenues from the businesses divested in 2014. Local currency revenues were also lower in the Enclosures and DIN-Rail Products and Low Voltage Systems businesses.

        In 2014, revenues decreased 3 percent (flat in local currencies) as steady to higher revenues in most businesses were offset by the impacts of divested businesses. Revenues grew slightly in the Breakers and Switches and Low Voltage Systems businesses while revenues were flat in the Enclosures and DIN-Rail Products and Control Products businesses.

        The geographic distribution of revenues for our Low Voltage Products division was as follows:

(in %)	2015	2014	2013
Europe	38	40	39
The Americas	29	30	33
Asia, Middle East and Africa	33	30	28

Total	100	100	100

        In 2015, the share of revenues in the Americas decreased primarily due to the divestments in 2014. The share of revenues from Asia, Middle East and Africa increased, as weakness in the Low Voltage Systems business in Saudi Arabia and the United Arab Emirates was more than offset by higher revenues in the other businesses. Europe's geographic share of revenues decreased as weaknesses in the Low Voltage Systems and Enclosures and DIN-Rail Products businesses were only partially offset by the other products businesses.

        In 2014, the share of revenues from the Americas decreased primarily due to the impact of divestments in the year. The share of revenues from Asia, Middle East and Africa increased slightly, partially attributable to increased systems revenues in China and Saudi Arabia respectively.

Income from operations

        In 2015, income from operations decreased 38 percent, primarily due to the impact in 2014 from gains recorded on the divestments of the HVAC and Steel Structures businesses. In addition, higher restructuring charges were incurred in connection with the company-wide White Collar Productivity program. Changes in foreign currencies, including the impacts from FX/commodity timing differences summarized in the table below, negatively impacted income from operations by 6 percent.

        In 2014, income from operations increased 35 percent, primarily due to gains from the sales of businesses divested in the year. In 2014, income from operations was also negatively impacted by a change in product mix. The impact on income from operations from changes in foreign currencies, including the impacts from FX/commodity timing differences summarized in the table below, was not significant.

Operational EBITA

        The reconciliation of income from operations to Operational EBITA for the Low Voltage Products division was as follows:

($ in millions)	2015	2014	2013
Income from operations	909	1,475	1,092
Acquisition-related amortization	100	113	120
Restructuring and restructuring-related expenses(1)	101	45	31
Gains and losses on sale of businesses, acquisition-related expenses and certain non-operational items	3	(407)	16
FX/commodity timing differences in income from operations	(17)	15	6

Operational EBITA	1,096	1,241	1,265

(1)
Amounts also include the incremental implementation costs in relation to the White Collar Productivity program.

        In 2015, Operational EBITA decreased 12 percent (1 percent excluding the impacts from changes in foreign currencies) compared to 2014, primarily due to the reasons described under "Income from operations", excluding the explanations related to the reconciling items in the table above.

        In 2014, Operational EBITA decreased 2 percent (was flat excluding the impacts from changes in foreign currencies) compared to 2013, primarily due to the reasons described under "Income from operations", excluding the explanations related to the reconciling items in the table above.

Process Automation

        The financial results of our Process Automation division were as follows:

				% Change
($ in millions)	2015	2014	2013	2015	2014
Orders	6,464	8,577	8,000	(25)%	7%
Order backlog at December 31,	5,203	5,661	5,772	(8)%	(2)%
Revenues	6,374	7,948	8,497	(20)%	(6)%
Income from operations	593	1,003	990	(41)%	1%
Operational EBITA	755	958	1,022	(21)%	(6)%

Orders

        Orders in 2015 declined 25 percent (14 percent in local currencies), mainly due to the impacts of a reduction in capital and operating expenditures in the oil and gas sector resulting from continued low oil prices. The marine sector, also negatively impacted by low oil prices, had lower demand, especially from the offshore drilling vessels segment. The mining sector remained at a low level as customers in this segment either continued to delay or postpone investments due to low commodity prices. Orders were also 3 percent lower due to the impact of the divestment of the Full Service business at the end of 2014.

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

        The geographic distribution of orders for our Process Automation division was as follows:

(in %)	2015	2014	2013
Europe	38	33	37
The Americas	23	22	23
Asia, Middle East and Africa	39	45	40

Total	100	100	100

        In 2015, orders declined in all regions. The share of orders from Asia, Middle East and Africa declined due to large orders received from the marine sector in 2014 described below. In addition, the region was impacted by weak domestic demand in China. Orders in the Americas declined but by a lower percentage than the division as a whole. Declines included the impacts of lower mining investments in South America, as well as slowing demand in the United States from the upstream oil and gas sector. As most major industrial economies in Europe were either steady or contracting only slightly, the geographic share of orders from Europe increased.

        In 2014, the share of orders from Asia, Middle East and Africa increased primarily due to the impacts of large orders received in South Korea from the LNG marine sector and strong order growth in China as well as the impact of the award of a gas treatment plant contract in Tunisia. The share of orders from the Americas remained steady. Growth in Brazil was offset by the effects of lower mining investments in Chile while North America grew slightly. Orders decreased in Europe which resulted in a reduction in the share of orders from Europe compared to 2013. Marine orders in Finland were offset by lower order intake in Germany and Southern Europe.

Order backlog

        Order backlog at December 31, 2015, was 8 percent lower (2 percent higher in local currencies) than at December 31, 2014. Order backlog in most businesses was lower due to the impacts of lower orders during the year. The increase in order backlog in local currencies was due to the receipt of higher large orders near the end of 2015.

        Order backlog at December 31, 2014, was 2 percent lower compared to December 31, 2013. In local currencies, order backlog was 9 percent higher, reflecting the higher order intake during the year, especially large orders.

Revenues

        In 2015, revenues decreased 20 percent (9 percent in local currencies). Revenues in the Oil and Gas business declined, reflecting the lower opening order backlog as well as reduced opportunities from slower customer order tendering, especially in the service business. The Marine and Ports business also recorded lower revenues, reflecting lower activity in the offshore oil and gas industry and large project delays. The Process Industries business, which includes mining and metals, also declined. Revenues in the Measurement and Analytics business declined, largely due to lower demand in the upstream oil and gas segment. In local currencies, Turbocharging was flat while the Control Technologies business had higher revenues. Revenues were 4 percent lower due to the impacts of the divestment of the Full Service business at the end of 2014.

        In 2014, revenues were down 6 percent (4 percent in local currencies), reflecting the impacts of lower order intake in the previous year. Revenue decreases were more significant in the systems businesses, especially in mining systems, due to the weak opening order backlog while revenues in the oil and gas businesses increased. Product revenues were flat. Revenues in the Measurement Products business grew slightly but were offset by a decline in revenues in the Control Technologies business. Product revenues in the Turbocharging business increased slightly compared to the low levels last year. Revenues were also impacted by the exit in 2013 from a large service contract.

        The geographic distribution of revenues for our Process Automation division was as follows:

(in %)	2015	2014	2013
Europe	33	35	36
The Americas	24	23	24
Asia, Middle East and Africa	43	42	40

Total	100	100	100

        In 2015, the regional revenue distribution remained steady. The share of revenues from Europe declined, reflecting lower oil and gas and marine activities in Norway and the divestment of the Full Service business in 2014, which mainly impacted Europe. The larger proportional revenue decrease in Europe resulted in a redistribution of the share to both Asia, Middle East and Africa and the Americas.

        The regional distribution of revenues in 2014 did not change significantly compared to 2013. Revenue share declines were realized in Europe and the Americas, while Asia, Middle East and Africa increased. In Europe, revenues declined as a result of an exit in 2013 from a large service contract in Finland and lower revenues in Sweden. In the Americas, lower opening order backlog in the mining business led to lower revenues in Chile and Peru, which more than offset growth in the United States. The revenue share from Asia, Middle East and Africa increased mainly from Algeria and the United Arab Emirates.

Income from operations

        In 2015, income from operations declined 41 percent compared to 2014. Income from operations in 2014 included the gain on the disposal of the Full Service business. In addition, income from operations was impacted by the revenue decreases described above. The income from operations in 2015 also included higher restructuring charges due to the implementation of the company-wide White Collar Productivity program. Changes in foreign currencies, including the impacts from FX/commodity timing differences summarized in the table below, negatively impacted income from operations by 7 percent.

        In 2014, income from operations increased compared to 2013, mainly due to the gain on sale of the Full Service business partially offset by the impact of lower revenues. Changes in foreign currencies, including the impacts from FX/commodity timing differences summarized in the table below, negatively impacted income from operations by 5 percent.

Operational EBITA

        The reconciliation of income from operations to Operational EBITA for the Process Automation division was as follows:

($ in millions)	2015	2014	2013
Income from operations	593	1,003	990
Acquisition-related amortization	12	17	13
Restructuring and restructuring-related expenses(1)	112	43	31
Gains and losses on sale of businesses, acquisition-related expenses and certain non-operational items	11	(113)	(6)
FX/commodity timing differences in income from operations	27	8	(6)

Operational EBITA	755	958	1,022

(1)
Amounts also include the incremental implementation costs in relation to the White Collar Productivity program.

        In 2015, Operational EBITA decreased 21 percent (13 percent excluding the impacts from changes in foreign currencies) compared to 2014, primarily due to the reasons described under "Income from operations", excluding the explanations related to the reconciling items in the table above.

        In 2014, Operational EBITA decreased 6 percent (4 percent excluding the impacts from changes in foreign currencies) compared to 2013, primarily due to the reasons described under "Income from operations", excluding the explanations related to the reconciling items in the table above.

Power Products

        The financial results of our Power Products division were as follows:

				% Change
($ in millions)	2015	2014	2013	2015	2014
Orders	10,033	10,764	10,459	(7)%	3%
Order backlog at December 31,	7,717	7,791	7,946	(1)%	(2)%
Revenues	9,550	10,333	11,032	(8)%	(6)%
Income from operations	1,051	1,204	1,331	(13)%	(10)%
Operational EBITA	1,178	1,319	1,435	(11)%	(8)%

Orders

        In 2015, orders decreased 7 percent (increased 2 percent in local currencies). The local currency increase in orders was supported by the continued selective investments in large transmission projects in the United States and China.

        In 2014, orders increased 3 percent (5 percent in local currencies), supported by the industry sector and continued selective investments in large transmission projects.

        The geographic distribution of orders for our Power Products division was as follows:

(in %)	2015	2014	2013
Europe	28	28	31
The Americas	30	29	28
Asia, Middle East and Africa	42	43	41

Total	100	100	100

        In 2015, the share of orders from the Americas increased, mainly driven by large transmission projects in the United States. Despite growth in India and China, the share of orders from Asia, Middle East and Africa declined as demand was lower in Saudi Arabia and Australia. Europe's share of orders was steady, reflecting positive market developments in 2015.

        In 2014, the share of orders from the Americas increased, mainly driven by the transmission sector. The continued development of power infrastructure investments led to a higher share of orders in Asia, Middle East and Africa, with India showing growth and China remaining stable. Europe's share of orders declined, reflecting the difficult market conditions throughout the year.

Order backlog

        In 2015, order backlog decreased 1 percent (increased 7 percent in local currencies). The local currency increase resulted from higher orders during the year.

        In 2014, order backlog decreased 2 percent (increased 6 percent in local currencies) compared to 2013. In local currencies, the order backlog increased in all businesses resulting from higher orders during the year.

Revenues

        In 2015, revenues decreased 8 percent (increased 2 percent in local currencies). The local currency increase mainly reflects the successful execution of the strong opening order backlog. Service revenues also continued to grow and represented a higher share of the total division revenues compared to 2014.

        In 2014, revenues in the Power Products division decreased 6 percent (4 percent in local currencies), mainly reflecting the impact of the lower opening order backlog. Service revenues continued to grow and represented a higher share of the total division revenues compared to 2013.

        The geographic distribution of revenues for our Power Products division was as follows:

(in %)	2015	2014	2013
Europe	27	32	32
The Americas	30	27	27
Asia, Middle East and Africa	43	41	41

Total	100	100	100

        In 2015, the share of revenues in the Americas was higher as a result of the continued steady execution in North America. The increase in the share of revenues from Asia, Middle East and Africa was primarily driven by revenue increases in Saudi Arabia and India. The decrease in the share of revenues from Europe was a result of lower revenues in Sweden and Switzerland.

        In 2014, the shares of revenues remained constant for all regions. Europe remained unchanged, reflecting the economic environment. The share of revenues from the Americas was also constant, even as revenues in certain key markets decreased slightly compared to 2013. Asia, Middle East and Africa was supported by revenue increases in India.

Income from operations

        In 2015, income from operations was 13 percent lower compared to 2014. Income from operations was lower due to higher restructuring charges associated with the implementation of the company-wide White Collar Productivity program as well as the ramp-up costs associated with aligning our strategic production footprint towards key markets such as Saudi Arabia and India. Changes in foreign currencies, including the impacts from FX/commodity timing differences summarized in the table below, negatively impacted income from operations by 5 percent.

        In 2014, income from operations was lower compared to 2013 primarily reflecting lower revenues, higher charges relating to FX/commodity timing differences and higher selling expenses resulting from investments made in the sales function. Changes in foreign currencies, including the impacts from FX/commodity timing differences summarized in the table below, negatively impacted income from operations by 4 percent.

Operational EBITA

        The reconciliation of income from operations to Operational EBITA for the Power Products division was as follows:

($ in millions)	2015	2014	2013
Income from operations	1,051	1,204	1,331
Acquisition-related amortization	10	17	21
Restructuring and restructuring-related expenses(1)	105	51	66
Gains and losses on sale of businesses, acquisition-related expenses and certain non-operational items	4	16	19
FX/commodity timing differences in income from operations	8	31	(2)

Operational EBITA	1,178	1,319	1,435

(1)
Amounts also include the incremental implementation costs in relation to the White Collar Productivity program.

        In 2015, Operational EBITA decreased 11 percent (3 percent excluding the impacts from changes in foreign currencies) compared to 2014, primarily due to the reasons described under "Income from operations", excluding the explanations related to the reconciling items in the table above.

        In 2014, Operational EBITA decreased 8 percent (7 percent excluding the impacts from changes in foreign currencies) compared to 2013, primarily due to the reasons described under "Income from operations", excluding the explanations related to the reconciling items in the table above.

Power Systems

        The financial results of our Power Systems division were as follows:

				% Change(1)
($ in millions)	2015	2014	2013	2015	2014
Orders	6,800	6,871	5,949	(1)%	15%
Order backlog at December 31,	8,218	8,246	9,435	—	(13)%
Revenues	6,342	7,020	8,375	(10)%	(16)%
Income (loss) from operations	110	(360)	171	n.a.	n.a.
Operational EBITA	274	(96)	326	n.a.	n.a.

(1)
Certain percentages are stated as n.a. as the computed change would not be meaningful.

Orders

        In 2015, orders decreased 1 percent (increased 13 percent in local currencies) compared with 2014. The growth in local currencies reflected a higher level of large orders. Large orders in Grid Systems included an HVDC order awarded to connect the Norwegian and German power grids and a $450 million HVDC order for an interconnection between Norway and the United Kingdom, while our Power Generation business won a power plant automation order in South Africa worth more than $160 million. In local currencies, base orders were lower, mainly due to the challenging macro-economic conditions. The markets remain competitive with continued pricing pressure.

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

        The geographic distribution of orders for our Power Systems division was as follows:

(in %)	2015	2014	2013
Europe	47	42	36
The Americas	19	25	25
Asia, Middle East and Africa	34	33	39

Total	100	100	100

        In the Power Systems division, the change in the geographic share of orders reflects changes in the geographical location of large orders. In 2015, Europe benefited from a higher level of large orders, reflecting large orders for HVDC interconnections. The share of orders from Asia, Middle East and Africa increased to 34 percent, supported by large orders. Orders in the Americas were significantly lower, partly due to the significant large HVDC order received in Canada in 2014 as described above.

        In 2014, the share of orders from Europe increased due to the award of the HVDC project in the United Kingdom. The share of orders in the Americas remained stable with growth in both large and base orders. Orders from Asia, Middle East and Africa decreased, mainly due to the timing of large order awards, resulting in a reduction of order share relative to the other regions.

Order backlog

        Order backlog at December 31, 2015, was flat (increased 8 percent in local currencies) compared with December 31, 2014. The increase in order backlog reflects the impact of the high levels of large orders, which typically have execution times stretching over several years.

        Order backlog at December 31, 2014, decreased 13 percent (4 percent in local currencies) compared with December 31, 2013. Although order backlog was supported by the large orders received in 2014, order backlog decreased in 2014 as the division continued to run off the remaining orders in businesses affected by the repositioning of the Power Systems division announced in 2012 and the businesses affected by the exiting of the solar EPC business announced in 2014.

Revenues

        Revenues in 2015 decreased 10 percent (increased 2 percent in local currencies) compared to 2014; the increase in local currencies was mainly driven by steady execution of the order backlog. Revenues increased in the Grid Systems business, supported by the execution of offshore wind projects, and were also higher in the Network Management business. This more than offset a lower level of revenues in the Substations and Power Generation businesses. Revenues were also impacted by our exit from the solar EPC business in 2014.

        Revenues in 2014 decreased 16 percent (13 percent in local currencies) compared to 2013, mainly due to the effects of a weaker order intake in 2013 and the resulting lower opening order backlog at the beginning of 2014. Revenues decreased in all businesses compared to 2013. In addition, revenues in 2014 were negatively impacted by execution delays in certain projects.

        The geographic distribution of revenues for our Power Systems division was as follows:

(in %)	2015	2014	2013
Europe	40	38	36
The Americas	24	24	23
Asia, Middle East and Africa	36	38	41

Total	100	100	100

        The regional distribution of revenues reflects the geographical end-user markets of the projects executed during the year, and consequently varies over time. In 2015, revenues increased in Europe following the execution of large projects within the Grid Systems business. The share of revenues from the Americas was steady, while revenues in Asia, Middle East and Africa were relatively lower.

        In 2014, revenues decreased in all regions compared to 2013. The largest revenue decrease was recorded in Asia, Middle East and Africa, the division's largest region in terms of revenues in 2014, and partly related to lower revenues in Iraq and Saudi Arabia compared to 2013, following a lower opening order backlog.

Income (loss) from operations

        In 2015, income from operations increased to $110 million from a loss of $360 million in 2014, mainly due to benefits from the ongoing measures taken in the 'step change' program and continued cost reduction initiatives. Restructuring-related expenses in 2015 of $96 million were higher than in 2014 and included charges for the new company-wide White Collar Productivity program and ongoing costs for the previously-announced initiatives to align the cost structure of certain operations to reflect changing market conditions. Continued cost savings, primarily related to supply chain management and operational excellence, helped mitigate higher research and development spending as well as the negative effects from price pressures. Acquisition-related amortization also decreased in 2015 compared to 2014. In addition, changes in the amount of FX/commodity timing differences in income from operations increased the division's income from operations by $125 million compared to 2014.

        In 2014, the Power Systems division recorded a loss from operations of $360 million compared to an income from operations of $171 million in 2013, due primarily to lower revenues and project-related charges, mainly for offshore wind projects and solar EPC contracts. Income (loss) from operations also included a $115 million negative impact related to FX/commodity timing differences compared with a $40 million positive impact in 2013. Restructuring-related expenses in 2014 of $63 million were lower than the $101 million in 2013, and included charges to adjust the size and cost structure of certain operations in response to lower order backlog and an increased focus on white collar productivity. Cost savings from supply chain management and operational excellence activities helped mitigate higher research and development spending, and the impact of low margin projects executed from the order backlog.

Operational EBITA

        The reconciliation of income (loss) from operations to Operational EBITA for the Power Systems division was as follows:

($ in millions)	2015	2014	2013
Income (loss) from operations	110	(360)	171
Acquisition-related amortization	43	74	90
Restructuring and restructuring-related expenses(1)	96	63	101
Gains and losses on sale of businesses, acquisition-related expenses and certain non-operational items	35	12	4
FX/commodity timing differences in income from operations	(10)	115	(40)

Operational EBITA	274	(96)	326

(1)
Amounts also include the incremental implementation costs in relation to the White Collar Productivity program.

        In 2015, Operational EBITA increased by $370 million. This was primarily driven by the reasons described under "Income (loss) from operations", excluding the explanations related to the reconciling items in the table above.

        In 2014, Operational EBITA decreased compared to 2013, primarily due to the reasons described under "Income (loss) from operations", excluding the explanations related to the reconciling items in the table above.

Corporate and Other

        Income (loss) from operations for Corporate and Other was as follows:

($ in millions)	2015	2014	2013
Corporate headquarters and stewardship	(365)	(369)	(372)
Corporate research and development	(144)	(174)	(187)
Corporate real estate	50	44	49
White Collar Productivity program costs	(130)	—	—
Other	(21)	(70)	(140)

Total Corporate and Other	(610)	(569)	(650)

        In 2015, 2014 and 2013, Corporate headquarters and stewardship costs were maintained at the same level.

        In 2015, Corporate research and development costs totaled $144 million, lower than in 2014. In 2014, Corporate research and development costs totaled $174 million, lower than in 2013.

        Corporate real estate primarily includes the income from property rentals and gains from the sale of real estate properties. In 2015, 2014 and 2013, income from operations in Corporate real estate includes gains of $26 million, $17 million and $23 million, respectively, from the sales of real estate property in various countries.

        In 2015, we recorded a total of $130 million in "Corporate and Other" for both restructuring and related expenses as well as program implementation costs for our White Collar Productivity program. For further information on our White Collar Productivity program see "Restructuring and other cost savings initiatives" below.

        "Other" consists of operational costs of our Global Treasury Operations, operating income or loss in non-core businesses and certain other charges such as costs and penalties associated with legal cases, environmental expenses and impairment charges related to investments. In 2015, "Other" declined primarily due to a reduction of insurance-related provisions for self-insured risks. In 2014, "Other" included primarily lower charges in connection with legal compliance cases and lower environmental expenses compared to 2013. In 2013, "Other" included primarily certain legal compliance cases, certain environmental expenses, acquisition-related expenses, the loss on sale of a non-core business and the impairment of certain investments.

Restructuring and other cost savings initiatives

White collar productivity program

        In September 2015, we announced a two-year program aimed at making ABB leaner, faster and more customer-focused. Planned productivity improvements include the rapid expansion and use of regional shared service centers as well as the streamlining of global operations and head office functions, with business units moving closer to their respective key markets. During the course of this program, we will implement and execute various restructuring initiatives across all operating segments and regions.

        On completion of the program, ABB expects to realize annual cost savings of approximately $1 billion. These savings are expected to mainly impact Cost of sales, Selling, general and administrative expenses and Non-order related research and development expenses.

        The following table outlines the cumulative amount of costs incurred to date and the total amount of costs expected to be incurred under the program.

($ in millions)	Cumulative costs incurred up to December 31, 2015	Total expected costs
Discrete Automation and Motion	45	169
Low Voltage Products	60	126
Process Automation	91	137
Power Products	42	155
Power Systems	46	82
Corporate and Other	86	183

Total	370	852

        For details of the nature of the costs incurred and their impact on the Consolidated Financial Statements, see "Note 22 Restructuring and related expenses" to our Consolidated Financial Statements.

        The majority of the remaining cash outlays, primarily for employee severance benefits, are expected to occur in 2016 and 2017. We expect that our cash flow from operating activities will be sufficient to cover any obligations under this restructuring program.

Other restructuring-related activities and cost savings initiatives

        In 2015, 2014 and 2013, we also executed other restructuring-related and cost saving measures to sustainably reduce our costs and protect our profitability. Costs associated with these other measures amounted to $256 million, $235 million and $252 million in 2015, 2014 and 2013, respectively. Estimated cost savings amounted to approximately $1.2 billion in 2015, $1.1 billion in 2014 and $1.2 billion in 2013. These savings were achieved by optimizing global sourcing (excluding changes in commodity prices), through operational excellence improvements, as well as adjustments to our global manufacturing and engineering footprint.

LIQUIDITY AND CAPITAL RESOURCES

Principal sources of funding

        We meet our liquidity needs principally using cash from operations, proceeds from the issuance of debt instruments (bonds and commercial paper), and short-term bank borrowings.

        During 2015, 2014 and 2013, our financial position was strengthened by the positive cash flow from operating activities of $3,818 million, $3,845 million and $3,653 million, respectively.

        Our net debt is shown in the table below:

	December 31,
($ in millions)	2015	2014
Short-term debt and current maturities of long-term debt	1,454	353
Long-term debt	5,985	7,312
Cash and equivalents	(4,565)	(5,443)
Marketable securities and short-term investments	(1,633)	(1,325)

Net debt (defined as the sum of the above lines)	1,241	897

        Net debt at December 31, 2015, increased $344 million compared to December 31, 2014, as cash flows from operating activities during 2015 of $3,818 million were more than offset by the cash outflows for the payment of dividends and the nominal value reduction (totaling $1,749 million), net purchases of property, plant and equipment and intangible assets ($808 million) and amounts paid to purchase treasury stock ($1,487 million). Movements in foreign exchange rates also contributed to the increase in net debt, having an impact of approximately $160 million. See "Financial Position", "Investing activities" and "Financing activities" for further details.

        Our Group Treasury Operations is responsible for providing a range of treasury management services to our group companies, including investing cash in excess of current business requirements. At December 31, 2015 and 2014, the proportion of our aggregate "Cash and equivalents" and "Marketable securities and short-term investments" managed by our Group Treasury Operations amounted to approximately 55 percent and 60 percent, respectively.

        Throughout 2015 and 2014, the investment strategy for cash (in excess of current business requirements) has generally been to invest in short-term time deposits with maturities of less than 3 months, supplemented at times by investments in corporate commercial paper, money market funds, and in some cases, government securities. During 2015, we also continued to place limited funds in connection with reverse repurchase agreements. We actively monitor credit risk in our investment portfolio and hedging activities. Credit risk exposures are controlled in accordance with policies approved by our senior management to identify, measure, monitor and control credit risks. We closely monitor developments in the credit markets and make appropriate changes to our investment policy as deemed necessary. The rating criteria we require for our counterparts have remained unchanged during 2015 (compared to 2014) as follows—a minimum rating of A/A2 for our banking counterparts, while the minimum required rating for investments in short-term corporate commercial paper is A-1/P-1. In addition to rating criteria, we have specific investment parameters and approved instruments as well as restrictions on the types of investments we make. These parameters are closely monitored on an ongoing basis and amended as we consider necessary.

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

Debt and interest rates

        Total outstanding debt was as follows:

	December 31,
($ in millions)	2015	2014
Short-term debt and current maturities of long-term debt	1,454	353
Long-term debt:
Bonds	5,811	7,100
Other long-term debt	174	212

Total debt	7,439	7,665

        The increase in short-term debt in 2015 was due to the reclassification to short-term debt of both our USD 600 million 2.5% Notes due 2016 and our CHF 500 million 1.25% Bonds due 2016. In addition, we increased the amount of issued commercial paper ($132 million outstanding at December 31, 2015, compared to $120 million outstanding at December 31, 2014).

        Our debt has been obtained in a range of currencies and maturities and on various interest rate terms. We use derivatives to manage the interest rate exposure arising on certain of our debt obligations. For example, we use interest rate swaps to effectively convert fixed rate debt into floating rate liabilities. After considering the effects of interest rate swaps, the effective average interest rate on our floating rate long-term debt (including current maturities) of $2,285 million and our fixed rate long-term debt (including current maturities) of $4,876 million was 0.8 percent and 3.2 percent, respectively. This compares with an effective rate of 1.1 percent for floating rate long-term debt of $2,310 million and 3.2 percent for fixed rate long-term debt of $5,056 million at December 31, 2014.

        For a discussion of our use of derivatives to modify the interest characteristics of certain of our individual bond issuances, see "Note 12 Debt" to our Consolidated Financial Statements.

Credit facility

        During 2014 we replaced our $2 billion multicurrency revolving credit facility, maturing in 2015, with a new $2 billion revolving multicurrency credit facility, maturing in 2019. The credit facility provides us an option in 2015 and 2016 to extend the maturity of the new facility to 2020 and 2021, respectively. In 2015 we exercised the option to extend the maturity of the facility to 2020.

        No amount was drawn under the credit facility at December 31, 2015 and 2014. The facility is for general corporate purposes. The facility contains cross-default clauses whereby an event of default would occur if we were to default on indebtedness, as defined in the facility, at or above a specified threshold.

        The credit facility does not contain financial covenants that would restrict our ability to pay dividends or raise additional funds in the capital markets. For further details of the credit facility, see "Note 12 Debt" to our Consolidated Financial Statements.

Commercial paper

        At December 31, 2015, we had in place two commercial paper programs:

  •
  a $2 billion commercial paper program for the private placement of U.S. dollar denominated commercial paper in the United States, and

  •
  a $2 billion Euro-commercial paper program for the issuance of commercial paper in a variety of currencies (which replaced the previous $1 billion Euro-commercial paper program in February 2014).

        At December 31, 2015, $132 million was outstanding under the $2 billion program in the United States, compared to $120 million outstanding at December 31, 2014.

        No amount was outstanding under the $2 billion Euro-commercial paper program at December 31, 2015 and 2014.

European program for the issuance of debt

        The European program for the issuance of debt allows the issuance of up to (the equivalent of) $8 billion in certain debt instruments. The terms of the program do not obligate any third party to extend credit to us and the terms and possibility of issuing any debt under the program are determined with respect to, and as of the date of issuance of, each debt instrument. At December 31, 2015, it was more than 12 months since the program had been updated. New bonds could be issued under the program but cannot be listed without us formally updating the program. At December 31, 2015 and 2014, one bond (principal amount of EUR 1,250 million and due in 2019) having a carrying amount of $1,363 million and $1,515 million, respectively, was outstanding under this program.

Australian program for the issuance of debt

        During 2012, we set up a program for the issuance of up to AUD 1 billion (equivalent to $731 million, using December 31, 2015, exchange rates) of medium-term notes and other debt instruments. The terms of the program do not obligate any third party to extend credit to us and the terms and possibility of issuing any debt under the program are determined with respect to, and as of the date of issuance of, each debt instrument. At both December 31, 2015 and 2014, one bond, having a principal amount of AUD 400 million and maturing in 2017, was outstanding under the program. The carrying amount of the bond at December 31, 2015 and 2014, was $297 million and $334 million, respectively.

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

        At both December 31, 2015 and 2014, our long-term debt was rated A2 by Moody's and A by Standard & Poor's.

Limitations on transfers of funds

        Currency and other local regulatory limitations related to the transfer of funds exist in a number of countries where we operate, including: Algeria, Argentina, Chile, Egypt, India, Indonesia, Kazakhstan, Korea, Malaysia, Peru, Russia, South Africa, Taiwan, Thailand, Turkey and to a certain extent, China. Funds, other than regular dividends, fees or loan repayments, cannot be readily transferred offshore from these countries and are therefore deposited and used for working capital needs in those countries. In addition, there are certain countries where, for tax reasons, it is not considered optimal to transfer the cash offshore. As a consequence, these funds are not available within our Group Treasury Operations to meet short-term cash obligations outside the relevant country. The above described funds are reported as cash in our Consolidated Balance Sheets, but we do not consider these funds immediately available for the repayment of debt outside the respective countries where the cash is situated, including those described above. At December 31, 2015 and 2014, the balance of "Cash and equivalents" and "Marketable securities and other short-term investments" under such limitations (either regulatory or sub-optimal from a tax perspective) totaled approximately $1,402 million and $1,498 million, respectively.

        During 2015 we continued to direct our subsidiaries in countries with restrictions to place such cash with our core banks or investment grade banks, in order to minimize credit risk on such cash positions. We continue to closely monitor the situation to ensure bank counterparty risks are minimized.

FINANCIAL POSITION

Balance sheets

	December 31,
($ in millions)	2015	2014
Current assets
Cash and equivalents	4,565	5,443
Marketable securities and short-term investments	1,633	1,325
Receivables, net	10,061	11,078
Inventories, net	4,757	5,376
Prepaid expenses	225	218
Deferred taxes	881	902
Other current assets	638	644

Total current assets	22,760	24,986

        For a discussion on cash and equivalents, see sections "Liquidity and Capital Resources—Principal sources of funding" and "Cash flows" for further details.

        Marketable securities and short-term investments increased in 2015 due primarily to higher amounts invested in money market funds, which are classified as available-for-sale equity securities (see "Cash flows—Investing activities" below).

        Receivables decreased 9.2 percent. In local currencies, Receivables decreased 1.0 percent primarily due to collections during 2015 of receivables for certain projects in the Power Systems division. For details on the components of Receivables, see "Note 7 Receivables, net". Inventories decreased 11.5 percent (decreased 2.8 percent in local currencies) compared to 2014 due to a reduction in raw materials and advances to suppliers partially offset by higher work in process.

        For a summary of the components of deferred tax assets and liabilities, see "Note 16 Taxes" to our Consolidated Financial Statements.

	December 31,
($ in millions)	2015	2014
Current liabilities
Accounts payable, trade	4,342	4,765
Billings in excess of sales	1,375	1,455
Short-term debt and current maturities of long-term debt	1,454	353
Advances from customers	1,598	1,624
Deferred taxes	249	289
Provisions for warranties	1,089	1,148
Other provisions	1,920	1,689
Other current liabilities	3,817	4,257

Total current liabilities	15,844	15,580

        Accounts payable decreased 8.9 percent. In local currencies, Accounts payable decreased 2.3 percent primarily due to decreases in the Power Systems division. Billings in excess of sales decreased 5.5 percent compared to 2014. In local currencies, Billings in excess of sales increased 2.5 percent primarily due to increases in the Power Systems division. The increase in Short-term debt and current maturities of long-term debt was primarily due to the reclassifications of two public bonds from Long-term debt. Advances from customers declined 1.6 percent. In local currencies, Advances increased 7.6 percent due primarily to an increase of advances received in the Power Products division. Provisions for warranties decreased 5.1 percent. In local currencies, Provisions for warranties increased 1.7 percent primarily due to the current year warranty expense exceeding the current year settlements of warranty claims. Other provisions increased 13.7 percent (increased 19.9 percent in local currencies) primarily due to the accrual of costs under our White Collar Productivity restructuring program. Other current liabilities decreased 10.3 percent. In local currencies, Other current liabilities decreased 2.8 percent primarily due to a decrease in the fair value of current derivatives classified as liabilities and a decrease in current amounts relating to uncertain tax positions.

	December 31,
($ in millions)	2015	2014
Non-current assets
Property, plant and equipment, net	5,276	5,652
Goodwill	9,671	10,053
Other intangible assets, net	2,337	2,702
Prepaid pension and other employee benefits	68	70
Investments in equity-accounted companies	178	177
Deferred taxes	423	511
Other non-current assets	643	701

Total non-current assets	18,596	19,866

        Property, plant and equipment decreased 6.7 percent due primarily to movements in foreign exchange rates. In local currencies, Property, plant and equipment was flat as the current year depreciation was offset by capital expenditures during the year.

        Goodwill decreased 3.8 percent due primarily to movements in foreign exchange rates. Other intangible assets decreased 13.5 percent (9.9 percent in local currencies). The decrease in local currencies was due to the current year amortization partly offset by acquisitions and additions during 2015. See "Note 11 Goodwill and other intangible assets" to our Consolidated Financial Statements.

	December 31,
($ in millions)	2015	2014
Non-current liabilities
Long-term debt	5,985	7,312
Pension and other employee benefits	1,924	2,394
Deferred taxes	965	1,165
Other non-current liabilities	1,650	1,586

Total non-current liabilities	10,524	12,457

        Long-term debt decreased 18.1 percent of which 2.9 percentage points was due to movements in foreign exchange rates. The remaining change was due primarily to reclassifications of two public bonds to short-term debt. Pension and other employee benefits decreased 19.6 percent (13.3 percent in local currencies) primarily due to actuarial gains resulting from changes in pension assumptions as well as the benefit of certain pension plan amendments during 2015 (see "Note 17 Employee benefits" to our Consolidated Financial Statements). See "Liquidity and Capital Resources—Debt and interest rates" for information on long-term debt. For a breakdown of other non-current liabilities, see "Note 13 Other provisions, other current liabilities and other non-current liabilities" to our Consolidated Financial Statements. For further explanation regarding deferred taxes, refer to "Note 16 Taxes" to our Consolidated Financial Statements.

Cash flows

        In the Consolidated Statements of Cash Flows, the effects of discontinued operations are not segregated.

        The Consolidated Statements of Cash Flows can be summarized as follows:

($ in millions)	2015	2014	2013
Net cash provided by operating activities	3,818	3,845	3,653
Net cash used in investing activities	(974)	(1,121)	(717)
Net cash used in financing activities	(3,380)	(3,024)	(3,856)
Effects of exchange rate changes on cash and equivalents	(342)	(278)	66

Net change in cash and equivalents—continuing operations	(878)	(578)	(854)

Operating activities

($ in millions)	2015	2014	2013
Net income	2,055	2,718	2,907
Depreciation and amortization	1,160	1,305	1,318
Total adjustments to reconcile net income to net cash provided by operating activities (excluding depreciation and amortization)	(55)	(200)	(93)
Total changes in operating assets and liabilities	658	22	(479)

Net cash provided by operating activities	3,818	3,845	3,653

        Operating activities in 2015 provided net cash of $3,818 million, a decrease from 2014 of 0.7 percent. The decrease was driven by lower net income, partly offset by improvements in net working capital. Provisions, net, increased by $330 million reflecting the timing differences for cash payments on restructuring programs. Although net income in 2015 included restructuring and related expenses of $370 million in relation to the White Collar Productivity program, cash payments during 2015 amounted to $35 million. Net working capital also improved due to stronger collections from customers as we decreased our trade receivables but also increased our advances from customers and billings in excess of sales. Improvements in inventory were offset by similar reductions in trade payables.

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

Investing activities

($ in millions)	2015	2014	2013
Purchases of marketable securities (available-for-sale)	(1,925)	(1,430)	(526)
Purchases of short-term investments	(614)	(1,465)	(30)
Purchases of property, plant and equipment and intangible assets	(876)	(1,026)	(1,106)
Acquisition of businesses (net of cash acquired) and increases in cost- and equity-accounted companies	(56)	(70)	(914)
Proceeds from sales of marketable securities (available-for-sale)	434	361	1,367
Proceeds from maturity of marketable securities (available-for-sale)	1,022	523	118
Proceeds from short-term investments	653	1,011	47
Proceeds from sales of property, plant and equipment	68	33	80
Proceeds from sales of businesses (net of transaction costs and cash disposed) and cost- and equity-accounted companies	69	1,110	62
Net cash from settlement of foreign currency derivatives	231	(179)	180
Other investing activities	20	11	5

Net cash used in investing activities	(974)	(1,121)	(717)

        Net cash used in investing activities in 2015 was $974 million, compared to $1,121 million in 2014. Significantly lower proceeds from sales of businesses were partially offset by a reduction in the net amount invested in marketable securities and other short-term investments as well as lower purchases of property, plant and equipment and intangible assets. Net cash used in investing activities was also lower in 2015 compared to 2014 as we received $231 million in net cash on settlement of foreign currency derivatives relating to investing activities compared with net cash outflows in 2014 of $179 million.

        Total cash disbursements for the purchase of property, plant and equipment and intangibles were lower in 2015 compared to 2014 due primarily to changes in foreign exchange rates. Total purchases of $876 million included $568 million for construction in process (generally for construction of buildings and other property facilities), $200 million for the purchase of machinery and equipment, $50 million for the purchase of land and buildings, and $58 million for the purchase of intangible assets.

        During 2015 we continued to increase the amount of our excess liquidity invested in marketable securities and short-term investments with maturities between 3 months and 1 year. Additional amounts were invested primarily in short-term money market funds and commercial paper. The increase in investments during 2015 resulted in a net outflow of $430 million.

        Net cash used in investing activities in 2014 was $1,121 million, compared to $717 million in 2013. Higher proceeds from sales of businesses were offset by net purchases of marketable securities while in 2013, there were net sales of marketable securities. In addition, settlements of foreign currency derivatives resulted in a net outflow of $179 million in 2014 compared to an inflow of $180 million in 2013. Purchases of property, plant, and equipment were also lower in 2014 than 2013.

        During 2014, we received net pre-tax proceeds from sales of businesses and cost- and equity-accounted companies of $1,110 million, primarily from the divestment of the Full Service business, the Steel Structures business of Thomas & Betts, the HVAC business of Thomas & Betts and the Power Solutions business of Power-One. In 2013, cash paid for acquisitions (net of cash acquired) amounted to $914 million, primarily relating to the acquisition of Power-One for $737 million.

        Total cash disbursements for the purchase of property, plant and equipment and intangibles were lower in 2014 compared to 2013, partly due to changes in foreign exchange rates. The total purchases of $1,026 million included $724 million for construction in progress, $188 million for the purchase of machinery and equipment, $38 million for the purchase of land and buildings, and $76 million for the purchase of intangible assets.

        During 2014, we increased the amount of our excess liquidity invested in marketable securities and short-term investments with maturities between 3 months and 1 year. Amounts were invested primarily in commercial paper, reverse repurchase agreements and time deposits. The increase in these investments during 2014 resulted in a net outflow of $1,000 million. In 2013, to obtain necessary funds to make dividend payments, bond repayments, and to fund acquisitions, we reduced our amount invested in marketable securities and short-term investments, resulting in net proceeds of $976 million.

Financing activities

($ in millions)	2015	2014	2013
Net changes in debt with maturities of 90 days or less	3	(103)	(697)
Increase in debt	68	150	492
Repayment of debt	(101)	(90)	(1,893)
Delivery of shares	107	38	74
Purchase of treasury stock	(1,487)	(1,003)	—
Dividends paid	(1,357)	(1,841)	(1,667)
Reduction in nominal value of common shares paid to shareholders	(392)	—	—
Dividends paid to noncontrolling shareholders	(137)	(132)	(149)
Other financing activities	(84)	(43)	(16)

Net cash used in financing activities	(3,380)	(3,024)	(3,856)

        Our financing activities primarily include debt transactions (both from the issuance of debt securities and borrowings directly from banks), share transactions and payments of distributions to controlling and noncontrolling shareholders.

        In 2015, there was no significant net change in the amount of outstanding debt with maturities of 90 days or less. In 2014, the net cash outflow for debt with maturities of 90 days or less related primarily to repayments made of borrowings in various countries offset by a small increase in the amount outstanding under our commercial paper program in the United States. In 2013, the net cash outflow from changes in debt with maturities of 90 days or less principally reflects a reduction in commercial paper outstanding.

        In 2015 and 2014, increases in other debt included cash flows from additional borrowings in various countries. In 2013, the increase in debt primarily related to borrowings under borrowing facilities in various countries and issuances of commercial paper with maturities above 90 days.

        In 2015 and 2014 repayment of debt reflects repayments of borrowings in various countries. During 2013, $1,893 million of debt was repaid, partially reflecting the repayment at maturity of the 700 million euro bonds (equivalent to $918 million at date of repayment). Other repayments during 2013 consisted mainly of repayments of commercial paper issuances having maturities above 90 days and repayments of other short-term debt.

        In 2015, "Purchase of treasury stock" reflects the cash paid to purchase 73 million of our own shares in connection with the share buyback program announced in September 2014. In 2014, the amount reflects cash paid to acquire 45 million of our own shares of which 33 million shares were purchased in connection with the share buyback program. For additional information on the share buyback program see "Note 19 Stockholders' equity" to our Consolidated Financial Statements.

Disclosures about contractual obligations and commitments

        The contractual obligations presented in the table below represent our estimates of future payments under fixed contractual obligations and commitments. The amounts in the table may differ from those reported in our Consolidated Balance Sheet at December 31, 2015. Changes in our business needs, cancellation provisions and changes in interest rates, as well as actions by third parties and other factors, may cause these estimates to change. Therefore, our actual payments in future periods may vary from those presented in the table. The following table summarizes certain of our contractual obligations and principal and interest payments under our debt instruments, leases and purchase obligations at December 31, 2015.

($ in millions)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Payments due by period
Long-term debt obligations	6,989	1,145	1,194	1,388	3,262
Interest payments related to long-term debt obligations	1,599	197	338	270	794
Operating lease obligations	1,757	417	636	400	304
Capital lease obligations(1)	196	32	46	36	82
Purchase obligations	4,330	3,678	552	98	2

Total	14,871	5,469	2,766	2,192	4,444

(1)
Capital lease obligations represent the total cash payments to be made in the future and include interest expense of $71 million and executory costs of $1 million.

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

        Of the total of $868 million unrecognized tax benefits (net of deferred tax assets) at December 31, 2015, it is expected that $17 million will be paid within less than a year. However, we cannot make a reasonably reliable estimate as to the related future payments for the remaining amount.

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

	December 31,
	2015	2014
($ in millions)	Maximum potential payments
Performance guarantees	209	232
Financial guarantees	77	72
Indemnification guarantees	50	50

Total	336	354

        The carrying amounts of liabilities recorded in the Consolidated Balance Sheets in respect of the above guarantees were not significant at December 31, 2015 and 2014, and reflect our best estimate of future payments, which we may incur as part of fulfilling our guarantee obligations.

        In addition, in the normal course of bidding for and executing certain projects, we have entered into standby letters of credit, bid/performance bonds and surety bonds (collectively "performance bonds") with various financial institutions. Customers can draw on such performance bonds in the event that the Company does not fulfill its contractual obligations. ABB would then have an obligation to reimburse the financial institution for amounts paid under the performance bonds. There have been no significant amounts reimbursed to financial institutions under these types of arrangements in 2015, 2014 and 2013.

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

  •
  Swiss law requires shareholders to approve the maximum aggregate Board compensation and the maximum aggregate Executive Committee compensation.

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

Group structure and shareholders

Group structure

        ABB Ltd, Switzerland, is the ultimate parent company of the ABB Group, which at December 31, 2015, principally comprised approximately 320 consolidated operating and holding subsidiaries worldwide. ABB Ltd's shares are listed on the SIX Swiss Exchange, the NASDAQ OMX Stockholm Exchange and the New York Stock Exchange (where its shares are traded in the form of American depositary shares (ADS)—each ADS representing one registered ABB share). On December 31, 2015, ABB Ltd had a market capitalization of CHF 39 billion.

        The only consolidated subsidiary in the ABB Group with listed shares is ABB India Limited, Bangalore, India, which is listed on the BSE Ltd. (Bombay Stock Exchange) and the National Stock Exchange of India. On December 31, 2015, ABB Ltd, Switzerland, directly or indirectly owned 75 percent of ABB India Limited, Bangalore, India, which at that time had a market capitalization of INR 237 billion.

Stock exchange listings (At December 31, 2015) Stock exchange	Security	Ticker symbol	ISIN code
SIX Swiss Exchange	ABB Ltd, Zurich, share	ABBN	CH0012221716
SIX Swiss Exchange	ABB Ltd, Zurich, share buyback (second trading line)	ABBNE	CH0253301128
NASDAQ OMX Stockholm Exchange	ABB Ltd, Zurich, share	ABB	CH0012221716
New York Stock Exchange	ABB Ltd, Zurich, ADS	ABB	US0003752047
BSE Ltd. (Bombay Stock Exchange)	ABB India Limited, Bangalore, share	ABB*	INE117A01022
National Stock Exchange of India	ABB India Limited, Bangalore, share	ABB	INE117A01022

*
also called Scrip ID

        The following table sets forth, as of December 31, 2015, the name, place of incorporation, ownership interest and share capital of the significant direct and indirect subsidiaries of ABB Ltd, Switzerland:

Company name/location	Country	ABB interest %
SARPI—Société Algérienne pour la réalisation de projets industriels, Alger	Algeria	50.00
ABB S.A., Buenos Aires	Argentina	100.00
ABB Australia Pty Limited, Moorebank, NSW	Australia	100.00
ABB Group Investment Management Pty. Ltd., Moorebank, NSW	Australia	100.00
ABB N.V., Zaventem	Belgium	100.00
ABB Ltda., Osasco	Brazil	100.00
ABB Bulgaria EOOD, Sofia	Bulgaria	100.00
ABB Canada Holding Limited Partnership, Saint-Laurent, Quebec	Canada	100.00
ABB Inc., Saint-Laurent, Quebec	Canada	100.00
Thomas & Betts Limited, Saint-Jean-sur-Richelieu, Quebec	Canada	100.00
ABB S.A., Santiago	Chile	100.00
ABB Beijing Drive Systems Co. Ltd., Beijing	China	90.00
ABB (China) Ltd., Beijing	China	100.00
ABB Engineering (Shanghai) Ltd., Shanghai	China	100.00
ABB High Voltage Switchgear Co. Ltd., Beijing	China	60.00

Company name/location	Country	ABB interest %
ABB Xiamen Low Voltage Equipment Co. Ltd., Xiamen	China	100.00
ABB Xiamen Switchgear Co. Ltd., Xiamen	China	64.30
ABB Xinhui Low Voltage Switchgear Co. Ltd., Xinhui	China	90.00
ABB s.r.o., Prague	Czech Republic	100.00
ABB A/S, Skovlunde	Denmark	100.00
ABB for Electrical Industries (ABB ARAB) S.A.E., Cairo	Egypt	100.00
Asea Brown Boveri S.A.E., Cairo	Egypt	100.00
ABB AS, Jüri	Estonia	100.00
ABB Oy, Helsinki	Finland	100.00
ABB France, Cergy Pontoise	France	99.83
ABB S.A., Cergy Pontoise	France	100.00
ABB Automation GmbH, Mannheim	Germany	100.00
ABB Automation Products GmbH, Ladenburg	Germany	100.00
ABB Beteiligungs- und Verwaltungsges. mbH, Mannheim	Germany	100.00
ABB Stotz-Kontakt GmbH, Heidelberg	Germany	100.00
Busch-Jaeger Elektro GmbH, Lüdenscheid	Germany	100.00
ABB Holding Ltd., Hong Kong	Hong Kong	100.00
ABB (Hong Kong) Ltd., Hong Kong	Hong Kong	100.00
ABB Global Industries and Services Private Limited, Bangalore	India	100.00
ABB India Limited, Bangalore	India	75.00
ABB S.p.A., Milan	Italy	100.00
ABB K.K., Tokyo	Japan	100.00
ABB Ltd., Seoul	Korea, Republic of	100.00
ABB Holdings Sdn. Bhd., Subang Jaya	Malaysia	100.00
ABB Malaysia Sdn. Bhd., Subang Jaya	Malaysia	100.00
ABB Mexico S.A. de C.V., San Luis Potosi SLP	Mexico	100.00
Asea Brown Boveri S.A. de C.V., San Luis Potosi SLP	Mexico	100.00
ABB B.V., Rotterdam	Netherlands	100.00
ABB Capital B.V., Rotterdam	Netherlands	100.00
ABB Finance B.V., Rotterdam	Netherlands	100.00
ABB Holdings B.V., Rotterdam	Netherlands	100.00
ABB Investments B.V., Rotterdam	Netherlands	100.00
Thomas & Betts Netherlands B.V., Barendrecht	Netherlands	100.00
ABB AS, Billingstad	Norway	100.00
ABB Holding AS, Billingstad	Norway	100.00
ABB Sp. z o.o., Warsaw	Poland	99.92
ABB Ltd., Moscow	Russian Federation	100.00
ABB Contracting Company Ltd., Riyadh	Saudi Arabia	65.00
ABB Electrical Industries Ltd., Riyadh	Saudi Arabia	65.00
ABB Holdings Pte. Ltd., Singapore	Singapore	100.00
ABB Pte. Ltd., Singapore	Singapore	100.00
ABB Holdings (Pty) Ltd., Longmeadow	South Africa	100.00
ABB South Africa (Pty) Ltd., Longmeadow	South Africa	74.91
Asea Brown Boveri S.A., Madrid	Spain	100.00
ABB AB, Västerås	Sweden	100.00

Company name/location	Country	ABB interest %
ABB Norden Holding AB, Västerås	Sweden	100.00
ABB Asea Brown Boveri Ltd, Zurich	Switzerland	100.00
ABB Information Systems Ltd., Zurich	Switzerland	100.00
ABB Investment Holding GmbH, Zurich	Switzerland	100.00
ABB Management Services Ltd., Zurich	Switzerland	100.00
ABB Schweiz AG, Baden	Switzerland	100.00
ABB Turbo Systems AG, Baden	Switzerland	100.00
ABB LIMITED, Bangkok	Thailand	100.00
ABB Elektrik Sanayi A.S., Istanbul	Turkey	99.95
ABB Industries (L.L.C.), Dubai	United Arab Emirates	49.00	(1)
ABB Holdings Limited, Warrington	United Kingdom	100.00
ABB Limited, Warrington	United Kingdom	100.00
ABB Finance (USA) Inc., Delaware	United States	100.00
ABB Holdings Inc., Cary, NC	United States	100.00
ABB Inc., Cary, NC	United States	100.00
ABB Treasury Center (USA), Inc., Wilmington, Delaware	United States	100.00
Baldor Electric Company, Fort Smith, AR	United States	100.00
Edison Holding Corporation, Delaware	United States	100.00
Power-One Renewable Energy Solutions LLC, Delaware	United States	100.00
Thomas & Betts Corporation, Knoxville, TN	United States	100.00
Verdi Holding Corporation, Delaware	United States	100.00

(1)
Company consolidated as ABB exercises full management control.

        ABB's operational group structure is described in "Item 4. Information of the Company—Introduction—Organization structure".

Significant shareholders

        Investor AB, Sweden, held 232,165,142 ABB shares as of December 31, 2015. This holding represents approximately 10.03 percent of ABB's total share capital and voting rights as registered in the Commercial Register on that date. The number of shares held by Investor AB does not include shares held by Mr. Jacob Wallenberg, the chairman of Investor AB and a director of ABB, in his individual capacity.

        Cevian Capital II GP Limited, Channel Islands, disclosed that as per July 24, 2015, on behalf of its general partners, it held 119,377,120 ABB shares. This holding represents approximately 5.2 percent of ABB's total share capital and voting rights as registered in the Commercial Register on December 31, 2015.

        BlackRock Inc., New York, U.S., disclosed that as per July 25, 2011, it, together with its direct and indirect subsidiaries, held 69,702,100 ABB shares. This holding represents 3.0 percent of ABB's total share capital and voting rights as registered in the Commercial Register on December 31, 2015.

        To the best of ABB's knowledge, no other shareholder held 3 percent or more of ABB's total share capital and voting rights as registered in the Commercial Register on December 31, 2015.

        Under ABB's Articles of Incorporation, each registered share represents one vote. Significant shareholders do not have different voting rights.

        To our knowledge, we are not directly or indirectly owned or controlled by any government or by any other corporation or person.

Capital structure

Ordinary share capital

        On December 31, 2015, ABB's ordinary share capital (including treasury shares) as registered with the Commercial Register amounted to CHF 1,990,679,207.04, divided into 2,314,743,264 fully paid registered shares with a par value of CHF 0.86 per share.

Changes to the ordinary share capital

        In 2015, ABB paid a portion of its dividend relating to the year 2014 by way of a nominal value reduction in the par value of its shares from CHF 1.03 to CHF 0.86. Corresponding adjustments were made to the par value of ABB's contingent and authorized shares. Except as described above, there were no changes to ABB's ordinary share capital during 2015, 2014 and 2013.

Contingent share capital

        At December 31, 2015, ABB's share capital may be increased by an amount not to exceed CHF 172,000,000 through the issuance of up to 200,000,000 fully paid registered shares with a par value of CHF 0.86 per share through the exercise of conversion rights and/or warrants granted in connection with the issuance on national or international capital markets of newly or already issued bonds or other financial market instruments.

        At December 31, 2015, ABB's share capital may be increased by an amount not to exceed CHF 8,600,000 through the issuance of up to 10,000,000 fully paid registered shares with a par value of CHF 0.86 per share through the exercise of warrant rights granted to its shareholders. The Board may grant warrant rights not taken up by shareholders for other purposes in the interest of ABB.

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

        The acquisition of shares through the exercise of warrants and each subsequent transfer of the shares will be subject to the restrictions of ABB's Articles of Incorporation ("Shareholders' participation—Limitations on transferability of shares and nominee registration" below).

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

        At December 31, 2015, ABB's share capital may be increased by an amount not to exceed CHF 80,873,368 through the issuance of up to 94,038,800 fully paid shares with a par value of CHF 0.86 per share to employees. The pre-emptive and advance subscription rights of ABB's shareholders are excluded. The shares or rights to subscribe for shares will be issued to employees pursuant to one or more regulations to be issued by the Board, taking into account performance, functions, level of responsibility and profitability criteria. ABB may issue shares or subscription rights to employees at a price lower than that quoted on a stock exchange. The acquisition of shares within the context of employee share ownership and each subsequent transfer of the shares will be subject to the restrictions of ABB's Articles of Incorporation (see "Shareholders' participation—Limitations on transferability of shares and nominee registration" below).

Authorized share capital

        At December 31, 2015, ABB had an authorized share capital in the amount of up to CHF 172,000,000 through the issuance of up to 200,000,000 fully paid registered shares with a par value of CHF 0.86 each, which is valid through April 29, 2017. The Board is authorized to determine the date of issue of new shares, the issue price, the type of payment, the conditions for the exercise of pre-emptive rights and the beginning date for dividend entitlement. In this regard, the Board may issue new shares by means of a firm underwriting through a banking institution, a syndicate or another third party with a subsequent offer of these shares to the shareholders. The Board may permit pre-emptive rights that have not been exercised by shareholders to expire or it may place these rights and/or shares as to which pre-emptive rights have been granted but not exercised at market conditions or use them for other purposes in the interest of the company. Furthermore, the Board is authorized to restrict or deny the pre-emptive rights of shareholders and allocate such rights to third parties if the shares are used (1) for the acquisition of an enterprise, parts of an enterprise, or participations, or for new investments, or in case of a share placement, for the financing or refinancing of such transactions; or (2) for the purpose of broadening the shareholder constituency in connection with a listing of shares on domestic or foreign stock exchanges. The subscription and the acquisition of the new shares, as well as each subsequent transfer of the shares, will be subject to the restrictions of ABB's Articles of Incorporation.

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

        A shareholder may be represented at the Annual General Meeting by its legal representative, by another shareholder with the right to vote or the independent proxy elected by the shareholders (unabhängiger Stimmrechtsvertreter). All shares held by one shareholder may be represented by one representative only.

        For practical reasons shareholders must be registered in the share register no later than 6 business days before the general meeting in order to be entitled to vote. Except for the cases described under "Limitations on transferability of shares and nominee registration" below, there are no voting rights restrictions limiting ABB's shareholders' rights.

Limitations on transferability of shares and nominee registration

        ABB may decline a registration with voting rights if a shareholder does not declare that it has acquired the shares in its own name and for its own account. If the shareholder refuses to make such declaration, it will be registered as a shareholder without voting rights.

        A person failing to expressly declare in its registration / application that it holds the shares for its own account (a nominee), will be entered in the share register with voting rights, provided that such nominee has entered into an agreement with ABB concerning its status, and further provided that the nominee is subject to recognized bank or financial market supervision. In special cases the Board may grant exemptions. There were no exemptions granted in 2015.

        The limitation on the transferability of shares may be removed by an amendment of ABB's Articles of Incorporation by a shareholders' resolution requiring two-thirds of the votes represented at the meeting.

Shareholders' dividend rights

        The unconsolidated statutory financial statements of ABB Ltd are prepared in accordance with Swiss law. Based on these financial statements, dividends may be paid only if ABB Ltd has sufficient distributable profits from previous years or sufficient free reserves to allow the distribution of a dividend. Swiss law requires that ABB Ltd retain at least 5 percent of its annual net profits as legal reserves until these reserves amount to at least 20 percent of ABB Ltd's share capital. Any net profits remaining in excess of those reserves are at the disposal of the shareholders' meeting.

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

        At December 31, 2015, shareholders representing shares of a par value totaling at least CHF 344,000 may request items to be included in the agenda of a general meeting. Any such request must be made in writing at least 40 days prior to the date of the general meeting and specify the items and the motions of such shareholder(s).

        ABB's Articles of Incorporation do not contain provisions on the convocation of the general meeting of shareholders that differ from the applicable legal provisions.

Compensation principles and "say on pay"

        Compensation for the members of the Board consists of fixed compensation and for members of the EC consists of fixed and variable compensation. Compensation may be paid in the form of cash, shares or other types of benefits and for the EC also in the form of share-based instruments or units. The Board, or, to the extent delegated to it, the Compensation Committee, shall determine grant, vesting, exercise and forfeiture conditions relating to share-based instruments or units. Additional details on "ABB's General Compensation Principles" can be found in Article 33 of ABB's Articles of Incorporation and information about their implementation can be found in the "Compensation" section below.

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

Credits to Board and EC members

        ABB's Articles of Incorporation prohibit the Company from granting credits to a member of the Board or to a member of the EC.

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

        The members of the Board are elected individually at the annual general meeting of the shareholders for a term of one year; reelection is possible. Our Articles of Incorporation, a copy of which can be found at www.abb.com/about/corporate-governance, do not provide for the retirement of directors based on their age. However, an age limit for members of the Board is set forth in the ABB Ltd Board Regulations & Corporate Governance Guidelines (although waivers are possible and subject to Board discretion), a copy of which can be found at www.abb.com/about/corporate-governance

        As at December 31, 2015, the members of the Board (Board term April 2015 to April 2016) were:

        Peter R. Voser has been a member and chairman of ABB's Board of Directors since April 2015. He is a member of the boards of directors of Roche Holdings Ltd (Switzerland), IBM Corporation (U.S.) and Temasek Holdings (Private) Limited (Singapore). He was formerly the chief executive officer of Royal Dutch Shell plc (The Netherlands). Mr. Voser was born in 1958 and is a Swiss citizen.

        Jacob Wallenberg has been a member of ABB's Board of Directors since June 1999 and Vice-Chairman since April 2015. He is the chairman of the board of Investor AB (Sweden). He is vice chairman of the boards of Telefonaktiebolaget LM Ericsson AB and SAS AB (both Sweden). He is also a member of the boards of directors of the Knut and Alice Wallenberg Foundation and the Stockholm School of Economics (Sweden) and the Swedish Swiss Chamber of Commerce (Switzerland). Mr. Wallenberg was born in 1956 and is a Swedish citizen.

        Roger Agnelli has been a member of ABB's Board of Directors since March 2002. He is the founding partner and chief executive officer of AGN Holding (Brazil). He is the chairman of B&A, a joint venture between BTG Pactual and AGN Holding (Brazil) and a director of WPP plc (U.K.). Mr. Agnelli was born in 1959 and is a Brazilian citizen.

        Matti Alahuhta has been a member of ABB's Board of Directors since April 2014. He is the chairman of the board of Outotec Corporation and of DevCo Partners (both Finland). He is also a member of the boards of directors of KONE Corporation (Finland) and Volvo AB (Sweden). He is also the Chairman of the Confederation of Finnish Industries (Finland). Mr. Alahuhta was born in 1952 and is a Finnish citizen.

        David Constable has been a member of ABB's Board of Directors since April 2015. He is the president and chief executive officer of and a member of the board of directors of Sasol Limited (South Africa). He was formerly the group-president of operations of Fluor Corporation (U.S.) where he served for more than 29 years in leadership positions. Mr. Constable was born in 1961 and is a Canadian citizen.

        Louis R. Hughes has been a member of ABB's Board of Directors since May 2003. He is the chairman of the board of InZero Systems (formerly GBS Laboratories LLC) (U.S.). He is also a member of the supervisory board of Akzo Nobel (The Netherlands) and a member of the board of directors of Nokia Corporation (Finland). Mr. Hughes was born in 1949 and is a U.S. citizen.

        Michel de Rosen has been a member of ABB's Board of Directors since March 2002. He is the chief executive officer of and (until March 1, 2016) chairman of the board of Eutelsat Communications (France). He is also a member of the board of directors of Pharnext SAS (France). Mr. de Rosen was born in 1951 and is a French citizen.

        Ying Yeh has been a member of ABB's Board of Directors since April 2011. She is a member of the boards of directors of InterContinental Hotels Group (U.K.) and Samsonite International S.A. (Luxembourg). Ms. Yeh was born in 1948 and is a Chinese citizen.

        As of December 31, 2015, all Board members were non-executive and independent directors (see "Business relationships" below), and none of ABB's Board members held any official functions or political posts. Further information on ABB's Board members can be found by clicking on the ABB Board of Directors CV link which can be found at www.abb.com/about/corporate-governance

Board committees

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

  (i) Finance, Audit and Compliance Committee

        The FACC is responsible for overseeing (1) the integrity of ABB's financial statements, (2) ABB's compliance with legal, tax and regulatory requirements, (3) the independent auditors' qualifications and independence, (4) the performance of ABB's internal audit function and external auditors, and (5) ABB's capital structure, funding requirements and financial risk and policies.

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

  As at December 31, 2015, the members of the FACC were:
  Louis R. Hughes (chairman)
  Roger Agnelli
  Matti Alahuhta

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

  As at December 31, 2015, the members of the GNC were:
  Peter R. Voser (chairman)
  Matti Alahuhta
  Jacob Wallenberg

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

  As at December 31, 2015, the members of the CC were:
  Michel de Rosen (chairman)
  David Constable
  Ying Yeh

Meetings and attendance

        The Board and its committees have regularly scheduled meetings throughout the year. These meetings are supplemented by additional meetings (either in person or by conference call), as necessary.

        The table below shows the number of meetings held during 2015 by the Board and its committees, their average duration, as well as the attendance of the individual Board members. The Board meetings shown include a strategic retreat attended by the members of the Board and the Executive Committee.

	2015
	Board Term 2014-2015					Board Term 2015-2016
	Board					Board
Meetings and attendance	Mtg.	Conf. Call	FACC	GNC	CC	Mtg.	Conf. Call	FACC	GNC	CC
Average duration (hours)	8.75	1.5	3.5	3.5	2	8.75	1.5	3.5	3.5	2
Number of meetings	2	1	3	3	3	5	1	3	4	3
Meetings attended:
Hubertus von Grünberg(1)	2	1	—	3	—	—	—	—	—	—
Peter R. Voser(2)	—	—	—	—	—	5	1	—	4	—
Jacob Wallenberg	2	1	3	—	—	4	1	—	4	—
Roger Agnelli	2	—	2	—	—	5	1	3	—	—
Matti Alahuhta	2	1	—	3	—	5	1	3	4	—
David Constable(2)	—	—	—	—	—	4	1	—	—	3
Louis R. Hughes	2	1	3	—	—	5	1	3	—	—
Michel de Rosen	2	1	—	—	3	5	1	—	—	3
Michael Treschow(1)	2	1	—	3	3	—	—	—	—	—
Ying Yeh	2	1	—	—	3	5	1	—	—	3

(1)
Hubertus von Grünberg and Michael Treschow did not stand for reelection at the April 2015 AGM.

(2)
Peter R. Voser and David Constable were elected at the April 2015 AGM.

Board compensation and shareholdings

        Information about Board compensation and shareholdings can be found in the section titled "Compensation and share ownership tables" below.

Secretary to the Board

        Diane de Saint Victor is the secretary to the Board.

Executive Committee

Responsibilities and organization

        The Board has delegated the executive management of ABB to the CEO and the other members of the Executive Committee. The CEO and under his direction, the other members of the Executive Committee are responsible for ABB's overall business and affairs and day-to-day management.

        The CEO reports to the Board regularly, and whenever extraordinary circumstances so require, on the course of ABB's business and financial performance and on all organizational and personnel matters, transactions and other issues relevant to the Group.

        Each member of the Executive Committee is appointed and discharged by the Board.

Members of the Executive Committee

        As at December 31, 2015, the members of the Executive Committee were:

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

        Jean-Christophe Deslarzes was appointed Chief Human Resources Officer and member of the Executive Committee in November 2013. In April 2015, he was elected to the board of directors of the Adecco Group (Switzerland). From 2010 through 2013, he was the Chief Human Resources and Organization Officer of the Carrefour Group (France). From 2008 to 2010 he was President and CEO of the Downstream Aluminum Businesses of Rio Tinto (Canada). He was Senior Vice President Human Resources of Alcan Inc. (Canada) from 2006-2008 and in addition he co-led the integration of Rio Tinto and Alcan from 2007 to 2008. From 1994 and 2006, he held various human resources and management roles with Alcan Inc. Mr. Deslarzes was born in 1963 and is a Swiss citizen.

        Diane de Saint Victor was appointed General Counsel, Company Secretary and member of the Executive Committee in January 2007. In March 2013, she was appointed as a non-executive director of Barclays plc and Barclays Bank plc (both U.K.). From 2004 to 2006, she was general counsel of the Airbus Group (France/Germany). From 2003 to 2004, she was general counsel of SCA Hygiene

Products (Germany). From 1993 to 2003, she held various legal positions with Honeywell International (France/Belgium). From 1988 to 1993, she held various legal positions with General Electric (U.S.). Ms. de Saint Victor was born in 1955 and is a French citizen.

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

        Tarak Mehta was appointed President of the Electrification Products division effective January 2016 and has been a member of the Executive Committee since October 2010. From October 2010 through December 2015, he was President of the Low Voltage Products division. From 2007 to 2010, he was head of ABB's transformers business. Between 1998 and 2006, he held several management positions with ABB. Mr. Mehta was born in 1966 and is a U.S. citizen.

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

        Claudio Facchin was appointed President of the Power Grids division effective January 2016 and has been a member of the Executive Committee since December 2013. From December 2013 through December 2015, he was President of the Power Systems division. From 2010 to 2013, Mr. Facchin was head of ABB's North Asia region. From 2004 to 2009, Mr. Facchin was the head of ABB's substations global business unit and from 1995 to 2004, he held various management roles with ABB. Mr. Facchin was born in 1965 and is an Italian citizen.

        Bernhard Jucker was appointed President of the Europe region and Chairman of Divisional Transformation Team effective January 2016 and has been a member of the Executive Committee since January 2006. From 2006 through 2015, he was President of the Power Products division. From 2003 to 2005, he was ABB's country manager for Germany. From 1980 to 2003, he held various positions in ABB. Mr. Jucker was born in 1954 and is a Swiss citizen.

        Frank Duggan was appointed President of the Asia, Middle East and Africa region in January 2015 and has been a member of the Executive Committee since 2011. From 2011 to 2014, Mr. Duggan was the head of Global Markets. From 2008 to 2014, he was also ABB's region manager for India, Middle East and Africa. From 2008 to 2011, he was ABB's country manager for the United Arab Emirates. Between 1986 and 2008, he held several management positions with ABB. Mr. Duggan was born in 1959 and is an Irish citizen.

        Greg Scheu was appointed President of the Americas region as well as Head of Group Service and Business Integration in January 2015 and has been a member of the Executive Committee since 2012. From 2013 to 2014, he was Head of Business Integration, Group Service and North America. From 2012 to 2013, he was Head of Marketing and Customer Solutions. Mr. Scheu, a former executive of Rockwell International, joined ABB in 2001 and was responsible for the integration of both Baldor Electric Co. and of Thomas & Betts into ABB. Mr. Scheu was born in 1961 and is a U.S. citizen.

        Veli-Matti Reinikkala was President of the Europe region in 2015 and was a member of the Executive Committee from 2006 until his retirement at the end of 2015. He is a member of the board of directors of UPM-Kymmene Corporation (Finland). From 2006 to 2014, he was President of the Process Automation division. In 2005, he was head of the Process Automation business area. From

1993 to 2005, he held several positions with ABB. Mr. Reinikkala was born in 1957 and is a Finnish citizen.

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

Business relationships

        This section describes important business relationships between ABB and its Board members, or companies and organizations represented by them. This determination has been made based on ABB Ltd's Related Party Transaction Policy. This policy is contained in the ABB Ltd Board Regulations & Corporate Governance Guidelines, a copy of which can be found in the section "Corporate governance—Further information on corporate governance" at www.abb.com/investorrelations

        Atlas Copco AB (Atlas Copco) is an important business partner of ABB. ABB supplies Atlas Copco primarily with drives and motors through its Discrete Automation and Motion division. Jacob Wallenberg was vice chairman of Atlas Copco until April 2012.

        IBM Corporation (IBM) is an important supplier to ABB. IBM supplies ABB primarily with IT related hardware, software and services. Peter Voser is a director of IBM.

        Adecco S.A. (Adecco) is an important supplier to ABB. Adecco primarily supplies ABB with temporary personnel services. Jean-Christophe Deslarzes is a director of Adecco.

        ABB has an unsecured syndicated $2-billion, revolving credit facility. As of December 31, 2015, SEB Skandinaviska Enskilda Banken AB (publ) (SEB) and Barclays Bank plc (Barclays Bank) had each committed to approximately $74 million out of the $2-billion total. In addition, ABB has regular banking business with SEB and Barclays. Jacob Wallenberg was the vice chairman of SEB until March 2014 and Diane de Saint Victor is a director of Barclays Bank and Barclays plc.

        After reviewing the level of ABB's business with Atlas Copco and the level of purchases from IBM and Adecco, and after reviewing the banking commitments of SEB and Barclays, the Board has determined that ABB's business relationships with those companies are not unusual in their nature or conditions and do not constitute material business relationships. As a result, the Board concluded that all members of the Board are considered to be independent directors. This determination was made in accordance with ABB Ltd's Related Party Transaction Policy which was prepared based on the Swiss Code of Best Practice for Corporate Governance and the independence criteria set forth in the corporate governance rules of the New York Stock Exchange.

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

Compensation

Key facts 2015 and Compensation Committee activities

Key facts

        For the 2015-2016 term of office, aggregate Board compensation increased by 2.8 percent compared with the previous year, following the appointment of a vice chairman for the first time since 2007.

        Aggregate EC compensation was higher in 2015 than in 2014, principally due the addition of one EC member and the higher performance-based payout on short-term variable compensation. The other main factor was the higher grant reference value of the P2 component of the long-term incentive plan for the CEO in 2015, compared with the reduced value he was awarded for his first full year in office. EC membership was subsequently reduced in January 2016 to the same size as in 2014 as part of the organizational realignment under the second stage of the Next Level strategy.

Compensation Exhibit 1: Overview of total compensation (in CHF)

Board term	2015-2016	2014-2015
Board of Directors	3,730,000	3,630,000
Calendar year	2015	2014
Executive Committee	45,521,908	38,699,707

CC activities in 2015

        The CC, on behalf of the Board, regularly reviews the compensation policy and structure, and makes specific recommendations to the Board on Board and EC compensation to ensure consistency with ABB's compensation principles. For an overview of the CC's activities in 2015, see Compensation Exhibit 2 below.

Compensation Exhibit 2: Topics discussed during 2015

        Further information on responsibilities of the CC can be found in "Board of Directors—Board committees—Compensation Committee" above, and "Board compensation—Compensation principles and governance" and "Executive Committee compensation—Compensation governance" below.

Board compensation

Compensation principles and governance

        The compensation system for the members of the Board of Directors is designed to attract and retain experienced people in the role. Compensation for Board members takes into account the responsibilities, time and effort required to fulfill their roles on the Board and its committees.

        The compensation of Board members is fixed. They do not receive variable compensation, underscoring their focus on corporate strategy, supervision and governance. However, in order to further align the interests of Board members with those of ABB's shareholders, half of each member's compensation has to be paid in the form of ABB shares, although Board members can choose to receive all of their compensation in shares. The shares are kept in a blocked account for three years. Departing Board members are entitled to the shares when they leave the company.

        Board members are paid for their service over a 12-month period that starts with their election at the AGM. Payment is made in semi-annual installments in arrears. The number of shares delivered is calculated prior to each semi-annual payment by dividing the sum to which the Board members are entitled by the average closing price of the ABB share over a predefined 30-day period. Board members do not receive pension benefits and are not eligible to participate in any of ABB's employee incentive programs. In accordance with Swiss law, none of ABB's Board members receive golden parachutes or other special benefits in the event of a change of control. Furthermore, no credits and loans may be granted to Board members.

        The CC is responsible for making recommendations to the Board regarding the level of compensation of Board members. Based on the recommendation of the CC and subject to any limits approved by the shareholders, the Board determines the compensation of each of its members.

Compensation Exhibit 3: Approval process for Board compensation

Shareholders decide on the maximum aggregate compensation to the Board.

        From time to time the Board and CC review the levels and mix of compensation of Board members against the compensation of non-executive board members of publicly traded companies in Switzerland that are part of the Swiss Market Index.

Level and development of Board compensation

        The compensation amounts per Board member for the 2015-2016 and 2014-2015 terms of office were:

Compensation Exhibit 4: Total compensation per Board member

Name	Specific Board Roles	Board term 2015 - 2016 CHF	Board term 2014 - 2015 CHF
Peter Voser(1)	Chairman of the Board and Chairman of GNC 2015-2016	1,200,000	—
Hubertus von Grünberg(1)	Chairman of the Board and GNC member 2014-2015	—	1,200,000
Jacob Wallenberg	Vice-Chairman of the Board and GNC member 2015-2016; FACC member 2014-2015	450,000	330,000
Roger Agnelli	FACC member	330,000	330,000
Matti Alahuhta	FACC member 2015-2016 and GNC member	360,000	320,000
David Constable(2)	CC member 2015-2016	320,000	—
Louis R. Hughes	Chairman of FACC	400,000	400,000
Michel de Rosen	Chairman of CC	350,000	350,000
Michael Treschow(3)	Chairman of GNC 2014-2015	—	380,000
Ying Yeh	CC member	320,000	320,000

Total		3,730,000	3,630,000

(1)
Peter Voser joined the Board as Chairman at the 2015 ABB Ltd AGM succeeding Hubertus von Grünberg who did not stand for re-election

(2)
David Constable joined the Board at the 2015 ABB Ltd AGM

(3)
Michael Treschow did not stand for re-election at the 2015 ABB Ltd AGM

Key:

CC: Compensation Committee

FACC: Finance, Audit & Compliance Committee

GNC: Governance & Nomination Committee

        For compensation amounts per Board member in the calendar years 2015 and 2014, see "Compensation Exhibit 19: Board compensation in 2015 and 2014" in "Compensation and share ownership tables" below.

        The increase in the total compensation of the Board members is due to the addition of a vice-chairman role in the 2015-2016 term. The roles and responsibilities of Board members are described in "Board of Directors" above.

Executive Committee compensation

Compensation principles

        The Board considers the Group's compensation system an important factor in attracting, motivating and retaining people with the talent necessary to strengthen ABB's position as a global leader in power and automation.

        The revised EC compensation system, which was first described in the 2014 Compensation report, creates a framework to provide competitive compensation and to encourage employees to deliver outstanding results while rewarding Group and individual performance in a balanced way. At the same time, a balance between fixed and variable compensation and between short- and long-term incentives is designed to align the interests of EC members with those of other stakeholders. The objective is to ensure that their performance is sustainable without excessive risk taking.

        The system is designed to support the achievement of financial targets and improvements in key operations, and to drive the leadership behaviors required for focused change. To help achieve these goals, the Board has developed ABB's key principles of EC compensation, described below:

Linked and balanced	Compensation is linked to the Next Level strategy and performance through ambitious individual and Group objectives, robust performance monitoring and a sound balance between Group and individual performance.
Competitive	Annual base salaries of EC members are set between the market median and upper quartile in order to attract suitable talent.
Performance driven	Ambitious objectives are set in ABB's planning processes, and variable pay is aimed at the upper quartile level when these objectives are met.
Comprehensive KPIs	All performance metrics support the development of earnings per share and cash return on invested capital, and cover financial, operational, change and behavioral performance.
Market tested	Compensation mix and levels are tested annually against benchmarks that include selected ABB peers and appropriate markets in which ABB operates.

Compensation governance

  (i) Overview

  (a) Alignment of strategy, performance and compensation

        The Board defines the ultimate direction of the business of ABB and regularly reviews progress on the strategy. Based on these reviews, the Board sets annual budgets and performance targets, and ensures that the company's compensation arrangements support implementation of the strategy and reflect performance (see Compensation Exhibit 5).

Compensation Exhibit 5: Annual review of the business and performance cycle

*AR—annual results; QR—quarterly results

To effectively align strategy, performance and compensation, the target setting and review processes are directly linked to the financial and budget processes.

        The Board and CC have direct oversight of compensation principles and EC compensation at ABB. The CC is responsible for developing the general compensation principles and practices of ABB and for recommending them to the full Board, which takes the final decisions (see Compensation Exhibit 6 below).

        The CC recommends to the Board specific proposals on EC compensation that are consistent with ABB's compensation principles and practices.

Compensation Exhibit 6: Approval process for EC compensation

Shareholders decide the maximum aggregate compensation for the EC, while the Board decides the compensation of individual EC members.

  (ii) Benchmarks

        ABB uses benchmarks and third-party consultants to evaluate positions throughout the company, assess the competitiveness of EC compensation levels, and to analyze market trends with regard to EC compensation design and mix. In 2015, Hostettler & Company (HCM), an independent consultant specializing in performance management and compensation, provided advice to the CC in the area of compensation. HCM has no other mandate with ABB.

        All EC and other senior positions in ABB have been evaluated using a consistent methodology of the Hay Group, whose job evaluation system is used by more than 10,000 companies around the world. This approach provides a meaningful, transparent and consistent basis for comparing compensation levels at ABB with those of equivalent jobs at other companies that have been evaluated using the same criteria.

        The Board primarily uses the General Pan-European Market data in Hay's annual Top Executive Compensation in Europe survey to set EC compensation, which is targeted to be above the median values for the market. Other references include Hay's data on the Swiss and European industry markets and on US peers (see Compensation Exhibit 7).

Compensation Exhibit 7: List of benchmarks and peer groups, and the rationale for their use

Reference	Composition	Rationale
Main benchmark
General Pan-European Market	360 largest European companies of the FT Europe 500 listing	Continuity Stable data points
References to stress-test main benchmark
Global Industry Group	Peer companies selected considering business, geographic presence and size	Peer comparison Specific enough to benchmark compensation design
Swiss market	SMI and SMIM companies that are included in Hay's General Pan-European Market data	Comparison with other Swiss companies
US market	US peers of similar size and industry	As information

  (iii) Share ownership requirements

        The Board aims to align EC members' interests with those of shareholders. To maintain focus on the long-term success of the company, EC members are required to build up a holding of ABB shares that is equivalent to a multiple of their base salary (see Compensation Exhibit 8).

Compensation Exhibit 8: Share ownership requirements for EC members

Chief Executive Officer	5 × base salary
Other EC members	4 × base salary

        Only shares owned by an EC member and the member's spouse are included in the share ownership calculation. Vested and unvested options are not considered for this purpose.

        The CC reviews the status of EC share ownership on an annual basis. It also reviews the required shareholding amounts annually, based on salary and expected share price developments. As the level of the shareholding requirement is high relative to market practice, the Board has determined that members of the EC should generally aim to reach these multiples within five years of their appointment.

  (iv) Key contractual provisions

  (a) Notice and severance provisions

        Employment contracts for EC members contain notice periods of 12 months, during which they are entitled to compensation comprising their base salary, benefits and short-term variable compensation. Since January 1, 2013, contracts for new EC members no longer include a provision extending compensation for up to 12 additional months if their employment is terminated by ABB and they do not find alternative employment within the notice period that pays at least 70 percent of their compensation. In accordance with Swiss law and ABB's Articles of Incorporation, the contracts for the other EC members were amended in 2015 to exclude this provision.

        Non-compete agreements have been agreed with EC members for a period of 12 months after their employment. Compensation for such agreements, if any, may not exceed the EC member's last total annual compensation.

  (b) Malus and clawback

        Any long-term incentive compensation paid to members of the EC is subject to malus and clawback rules if a plan participant has been involved in illegal activity. This means that the Board of Directors may decide not to pay any unpaid or unvested incentive compensation (malus), or may seek to recover incentive compensation that has been paid in the past (clawback).

  (c) Clauses on changes of control

        In accordance with Swiss law, EC members do not receive golden parachutes or other special benefits in the event of a change of control.

  (d) Credits and loans

        No credits and loans may be granted to a member of the EC.

Components of EC Compensation

        The compensation of EC members consists of a base salary and benefits, a short-term variable component dependent on annual performance objectives, and a long-term variable component, also linked to performance (see Compensation Exhibit 9).

Compensation Exhibit 9: Link of EC compensation components to performance

	Fixed compensation	Variable compensation
	Base salary and benefits	Short-term	Long-term
			Performance component 1 (P1) 50%	Performance component 2 (P2) 50%
Purpose	Compensates EC members based on their responsibilities, experience and skillset	Rewards performance against specific KPIs	Encourages creation of long-term, sustainable value for the shareholders
Performance measures affecting amount/allocation	When considering changes in base salary, the executive's performance during the preceding year against individual objectives is taken into account		ABB's performance (preceding three years); Individual performance (preceding year)
Performance measures affecting payout		Group and individual objectives in the relevant financial year	Net income threshold in the financial year prior to vesting	Cumulative EPS target, defined as: 33% of EPS in Yr1 + 67% of EPS in Yr2 + 100% of EPS in Yr3
Payment	Cash and cash-based	Cash	Shares (70%) and cash (30%) Beneficiaries can elect to receive 100% in shares

  The main components of EC compensation are all linked to performance.

        The Board considers individual performance, experience, potential and the prevailing market conditions and benchmarks when setting each member's compensation.

        The components of EC compensation can vary in size. Compensation Exhibit 10 shows the relative proportions of the components under minimum, target and maximum scenarios.

Compensation Exhibit 10: Compensation components under various scenarios

  (i) Fixed compensation—Annual base salary and benefits

        The base salary paid to EC members is fixed and reviewed annually. The compensation of EC members also includes benefits, including those related to pensions and social security. Tax equalization is provided for EC members resident outside Switzerland to the extent that they are not able to claim a tax credit in their country of residence for income taxes they paid in Switzerland.

  (ii) Variable compensation

  (a) Short-term variable compensation

        As of 2015, short-term variable compensation for each EC member is based on a balance between the Group's results and the member's individual performance. It reflects the Board's aim to:

  •
  align incentives more closely to the role of each EC member in implementing the Next Level strategy in his or her areas of responsibility;

  •
  strengthen rewards for outstanding individual performance; and

  •
  achieve a better balance in compensation between company and individual performance.

        Group objectives are aligned with the strategic targets of our Next Level strategy that have been communicated to shareholders and have a weighting of 80 percent for the CEO and 65 percent for the other EC members.

        Individual objectives are aligned with each executive's responsibilities. They include metrics that help the management to assess whether the results are achieved in a sustainable way, with the appropriate processes and changes required to deliver the intended long-term results. Individual objectives have a weighting of 20 percent for the CEO and 35 percent for other EC members (see Compensation Exhibit 11).

Compensation Exhibit 11: Short-term variable compensation objectives and weighting

		Weighting
	Explanation	CEO	Other EC members
Group objectives	4-6 parameters (eg, orders received, revenues, operational EBITA, operating cash flow)	80%	65%
Individual objectives (tailored to function and responsibilities)	May include:	20%	35%
	- Additional financial objectives
	- Operational execution metrics
	- Goals under change programs
	- Leadership objectives

        Group and individual objectives are specific and challenging. Fully achieving the objectives ("on target" in Compensation Exhibit 12 below) results in a payout equivalent to 150 percent of the base salary for the CEO and 100 percent of the base salary for other members.

        Performance that is below these objectives results in a lower payout, or none at all if performance is below a certain threshold for each of the objectives. If the performance targets are exceeded, the payout will be proportional to the degree of performance achieved, but only up to the level at which it is capped (150 percent), as shown in Compensation Exhibit 12, below. Previously, the size of the payout for exceeding the objectives was at the Board's discretion up to the cap.

Compensation Exhibit 12: Payout of short-term variable compensation

Payout of short-term variable compensation, if any, is proportional to the calculated performance up to the level at which it is capped.

  (b) Long-term variable compensation as of 2015

        Long-term variable compensation for EC members comprises annual conditional share grants under the Long Term Incentive Plan (LTIP), which is aimed at driving shareholder value creation in a sustainable manner. It rewards the achievement of predefined performance goals over a three-year vesting period.

        The former "retention" and "performance" components of LTIP have evolved into two performance components:

  •
  a P1 component which is tied to ABB's achievement of a threshold net income in the financial year prior to the end of the vesting period, and

  •
  a P2 component which is tied to the achieved weighted cumulative earnings-per-share (EPS) over the vesting period.

        The P1 and P2 components are equally weighted in terms of the target fair value at grant, whereas in LTIP grants prior to 2015 the "retention" component has a heavier weighting compared to the "performance" component (approximately 60:40 weighting).

  (b1) Determination of conditional grant size in shares

        The numbers of shares conditionally granted in an LTIP launch is determined as follows:

  •
  A reference value for the LTIP is first established as a multiple of the CEO and EC members' annual base salary. In 2015, the multiples were 200 percent for the CEO and 107 percent for the other EC members. As the P1 and P2 components are equally weighted, the reference value of these components for the CEO and the other EC members for the 2015 LTIP were as follows:

	P1 component	P2 component	Total
CEO	100%	100%	200%
EC	53.5%	53.5%	107%
  •
  The reference value of the P1 component for the CEO as an individual and the other EC members as a pool may be increased or decreased by the Board by up to 25 percent. The increase or decrease is based on the Board's assessment of ABB's performance over the three financial years preceding the grant, both in absolute terms and relative to a peer group comprising Alstom, Eaton, Emerson, GE, Honeywell, Legrand, Schneider and Siemens. The Board then allocates from this pool to the individual EC members (other than the CEO) based on an assessment of their individual performance as recommended by the CEO.

  •
  The conditional grant size in numbers of shares is then finally determined for each EC member by reference to the average closing prices of ABB shares over the 20 trading days following the Board's decision to launch an LTIP grant.

  (b2) Determination of payout percentages at vesting

        To vest at the end of the three-year vesting period, the following performance conditions must be met:

  •
  For the P1 component, ABB has to achieve the threshold net income level set by the Board at the launch of the LTIP. The component will not vest if this threshold is not achieved and will vest at 100 percent if this threshold is equalled or exceeded.

  •
  For the P2 component, the percentage of shares that may vest (the payout percentage) is based on ABB's EPS performance against an EPS objective set by the Board at the launch of the LTIP. This EPS objective is based on an outside-in view, taking into account the growth expectations, risk profile, investment levels and profitability levels that are typical for the industry. This outside-in approach in setting EPS objectives for the LTIP assumes that investors expect a risk-adjusted return on their investment, which is based on market value (and not book value)

    and translates such expected returns over a three-year period into EPS targets. The weighted cumulative EPS result is calculated as 33 percent of the EPS in the first financial year plus 67 percent in the second financial year plus 100 percent in the third financial year. There is no payout if the lower threshold is not reached and payout is capped at 200 percent of the conditionally granted shares if performance exceeds the upper threshold. The payout percentages are shown in Compensation Exhibit 13.

Compensation Exhibit 13: Alignment with shareholders by linking payout of P2 component to EPS development

The LTIP rewards participants for increasing EPS over a three-year period. The payout of the P2 component is based on ABB's weighted cumulative EPS performance against predefined objectives.

        The ABB share price and Monte Carlo modeling are used to value the P2 share grant at grant date. The model is a mathematical technique that calculates a range of outcomes and the probability that they will occur. It is an accepted simulation method under U.S. generally accepted accounting principles (U.S. GAAP—the accounting standard used by ABB).

        To further strengthen the alignment of EC members' interests with those of shareholders, both P1 and P2 components are settled in shares (70 percent) and cash (30 percent), although participants can elect to receive 100 percent in shares. This is a change from previous grants, in which the "performance" component was fully settled in cash.

Level and development of EC compensation in 2015

  (i) Overview

        The distribution of EC compensation by component in 2015 is set out in Compensation Exhibits 14 and 15 below. As shown in Compensation Exhibit 14, there is an appropriate balance of components, with a significant emphasis on performance-related compensation through both the short-term and long-term variable components.

        The ratio of fixed to variable components in any given year depends on the performance of the individuals and of the company against predefined ABB performance objectives.

        In 2015, variable compensation represented 69 percent of the CEO's compensation and an average of 55 percent for the other EC members.

Compensation Exhibit 14: Split of fixed and variable compensation components 2015

        EC members received a total compensation of CHF 45.5 million in 2015 compared with CHF 38.7 million in 2014. This is principally due to the addition of one EC member and to the higher performance-based payout on short-term variable compensation. The other main factor was the higher grant reference value of the P2 component of the long-term incentive plan for the CEO in 2015, compared with the reduced value he was awarded for his first full year in office. EC membership was subsequently reduced in January 2016 to the same size as in 2014 as part of the organizational realignment under the second stage of the Next Level strategy.

Compensation Exhibit 15: Total compensation of EC members (in CHF million)

	2015	2014
Base salaries	10.5	9.8
Pension benefits	3.5	2.6
Other benefits	5.3	4.3

Total fixed compensation	19.3	16.7

Short-term variable compensation	11.8	9.1
Long-term variable compensation	14.4	12.9

Total variable compensation	26.2	22.0

Total compensation	45.5	38.7

For an overview of compensation by individual and component in each of these years, see "Compensation Exhibit 20: EC compensation in 2015" and "Compensation Exhibit 21: EC compensation in 2014" in "Compensation and share ownership tables" below.

  (ii) Base salary and benefits

        The base salaries of EC members rose in aggregate by 7.6 percent, mainly representing the addition of one member to the EC on January 1, 2015 (see "Compensation Exhibit 20: EC compensation in 2015" in "Compensation and share ownership tables" below).

        In 2015, the Board commissioned Towers Watson to survey pension conditions of top executives in a group of 50 companies, representative of the Hay Group's General Pan-European Market, which the Board had consistently used as benchmarks in setting the level of EC compensation. The survey showed that the retirement benefits of EC members were below the median of the group. This resulted in adjustments to pension benefits that will be made over time. These are in line with the compensation strategy and will keep the EC members in the targeted range in terms of total compensation benchmarks. The increase in aggregate pension benefits for the EC in 2015 is partly due to certain contributions made in respect of 2014 and also due to the adjustment to the CEO's pension arrangements in the second half of 2015 following the pension review.

        EC members also received other benefits, which may include payments related to social security, health insurance, children's education and other items.

  (iii) Short-term variable compensation

        Payment of the short-term variable component of compensation was conditional on the fulfillment of predefined Group-wide and individual performance objectives.

        As highlighted in Compensation Exhibit 16 below, the company exceeded the Group-wide objectives for cost savings and customer satisfaction (as measured by the use of the Net Promoter Score). On the other targets (orders received, revenues, operational EBITA and operating cash flow), the Group's performance, while not achieving the set targets, was considerably above threshold. This resulted in an overall achievement of 101.3 percent.

Compensation Exhibit 16: Group-wide 2015 objectives and performance for short-term variable compensation

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

(4)
Net Promoter Score (NPS) is a metric based on dividing customers into three categories: Promoters, Passives, and Detractors. This is achieved by asking customers in a one-question survey whether they would recommend ABB to a colleague. In 2015, ABB had a target for countries and businesses to improve their NPS compared to the previous year.

        For 2015, there is a 16 percentage point difference between the highest and lowest payout of the short-term variable compensation of EC members. This reflects the performance of each EC member against their individual objectives, which is in line with the changes made to the compensation system to render it more differentiating, balancing corporate and individual performance.

  (iv) Long-term variable compensation

        In 2015, the estimated value of the share-based grants under the LTIP was CHF 14.4 million compared with CHF 12.9 million in 2014. This difference was mainly due to the grant to the additional EC member and an increase of the CEO's allocation of conditionally granted shares under the P2 component of LTIP from 67 percent of base salary to 100 percent after completion of his first year in office.

        To determine the size of the P1 component granted in 2015, the Board assessed ABB's 2012-2014 performance based on: revenue growth, cash return on invested capital, operational EBITDA margin, share price development, share price to earnings ratio, NPS development, integrity and safety performance. This resulted in an aggregate increase of 6 percent in the reference grant size of the P1 component for all EC participants. This was below the 22 percent increase in the retention component for the previous year's launch.

  (a) Vesting in 2015 of performance component of 2012 LTIP

        The payout for the performance component of the 2012 LTIP that vested in 2015 was 51 percent. The payout was based on the EPS achieved during the plan's three-year vesting period. EPS was adopted as the relevant measure for the performance component of LTIP launches beginning in 2012.

  (v) Other compensation

        Members of the EC are eligible to participate in the Employee Share Acquisition Plan (ESAP), a savings plan based on stock options, which is open to employees around the world. Seven members of the EC participated in the 12th annual launch of the plan in 2015. EC members who participated will, upon vesting, each be entitled to acquire up to 530 ABB shares at CHF 18.78 per share, the market share price at the start of that launch.

        For a more detailed description of ESAP, please refer to "Note 18 Share-based payment arrangements" to ABB's Consolidated Financial Statements.

  (vi) Compensation of former EC members

        Furthermore, in 2015, some former EC members received contractual compensation for the period after leaving the EC, as shown in footnote 5 of "Compensation Exhibit 20: EC compensation in 2015" in "Compensation and share ownership tables" below.

Additional information

        The compensation information in this Annual Report has been prepared in accordance with applicable regulations, including the Swiss Code of Obligations, the Swiss Ordinance against Excessive Remuneration in Listed Companies Limited by Shares, and the rules of the stock markets where ABB's shares are listed in Switzerland, Sweden and the United States. The information also fully adheres to the Swiss Code of Best Practice of Corporate Governance.

Additional compensation information

        In 2015, ABB did not pay any fees or compensation to the members of the Board or the EC for services rendered to ABB other than those disclosed above. Except as disclosed in "Business relationships" above, ABB did not pay any additional fees or compensation in 2015 to persons closely linked to a member of the Board or a member of the EC for services rendered to ABB.

        Except as disclosed in "Item 6. Directors, Senior Management and Employees—Compensation", ABB did not make any payments in 2015 to former members of the Board or the EC in connection with such roles.

Holdings of ABB shares

        The members of the Board and EC owned less than 1 percent of ABB's total shares outstanding as of December 31, 2015.

        "Compensation Exhibit 25: Board ownership of ABB shares" in "Compensation and share ownership tables" below shows the number of ABB shares held by each Board member as of December 31, 2015 and 2014. Except as described in this Compensation Exhibit, no member of the Board and no person closely linked to a member of the Board held any shares of ABB or options in ABB shares.

        As of December 31, 2015, members of the EC held ABB shares, the conditional rights to receive shares under the LTIP, options (either vested or unvested as indicated) under the Management Incentive Plan (MIP), and unvested shares in respect of other compensation arrangements, as shown in "Compensation Exhibit 26: EC ownership of ABB shares and options as of December 31, 2015" in "Compensation and share ownership tables" below. Their holdings as of December 31, 2014, are shown in "Compensation Exhibit 27: EC ownership of ABB shares and options as of December 31, 2014" in "Compensation and share ownership tables" below.

        Members of the EC cannot participate in the MIP. Any MIP instruments held by EC members were awarded to them as part of the compensation they received in earlier roles they held at ABB.

        For a more detailed description of MIP, please refer to "Note 18 Share-based payment arrangements" to ABB's Consolidated Financial Statements.

        Furthermore, as of December 31, 2015, members of the EC held Warrant Appreciation Rights (WARs) and conditionally granted ABB shares under the performance components of the LTIP 2014 and 2013, which at the time of vesting will be settled in cash, as shown in "Compensation Exhibit 28: EC ownership of WARs and conditionally granted ABB shares (all cash-settled) as of December 31, 2015" in "Compensation and share ownership tables" below. Their equivalent holdings as of December 31, 2014, are shown in "Compensation Exhibit 29: EC ownership of WARs and conditionally granted ABB shares (all cash-settled) as of December 31, 2014" in "Compensation and share ownership tables" below.

        Except as described in Compensation Exhibits 26-29 in "Compensation and share ownership tables" below, no member of the EC and no person closely linked to a member of the EC held any shares of ABB or options on ABB shares as of December 31, 2015 and 2014.

Votes on compensation at the 2016 AGM

Considerations in shareholder proposal

        Compensation Exhibit 17 below illustrates the considerations in the proposal for the maximum aggregate compensation for the EC for 2017, which will be submitted to shareholders for their approval at the 2016 AGM.

        The maximum aggregate compensation amount submitted to shareholders for approval will almost always be higher than the actual payout, as it must cover the potential maximum value of each component of compensation.

Compensation Exhibit 17: Overview of considerations in calculation of maximum aggregate EC compensation

(1)
Numbers will be provided in the AGM invitation

(2)
For full description, see "Variable compensation—Short-term variable compensation" above

(3)
For full description, see "Variable compensation—Long-term variable compensation as of 2015" above

The Board's proposal for maximum aggregate EC compensation for 2017 will reflect normal salary increases and any changes in the size of the EC.

Votes at the 2016 AGM

        As illustrated in Compensation Exhibit 18, the Board's proposals to shareholders at the 2016 AGM will relate to Board compensation for the 2016-2017 term of office and EC compensation for the calendar year 2017. There will also be a non-binding vote on the 2015 Compensation report.

Compensation Exhibit 18: Shareholders will have three separate votes on compensation at the 2016 AGM

At the 2016 AGM there will be separate binding votes on maximum aggregate Board and EC compensation, and a non-binding vote on the 2015 Compensation report.

Compensation and share ownership tables

Compensation Exhibit 19: Board compensation in 2015 and 2014

	Paid in 2015					Paid in 2014
	November Board term 2015 - 2016		May Board term 2014 - 2015			November Board term 2014 - 2015		May Board term 2013 - 2014
Name	Settled in cash(1)	Settled in shares— number of shares received(2)	Settled in cash(1)	Settled in shares— number of shares received(2)	Total compensation paid in 2015(3)	Settled in cash(1)	Settled in shares— number of shares received(2)	Settled in cash(1)	Settled in shares— number of shares received(2)	Total compensation paid in 2014(3)
	CHF		CHF		CHF	CHF		CHF		CHF
Peter Voser, Chairman 2015 - 2016(4)	—	32,559	—	—	600,000	—	—	—	—	—
Hubertus von Grünberg, Chairman 2014 - 2015(5)	—	—	—	18,686	600,000	—	20,976	—	19,563	1,200,000
Jacob Wallenberg, Vice-Chairman 2015 - 2016(6)	112,500	4,911	82,500	3,040	390,000	82,500	3,003	75,000	2,547	315,000
Roger Agnelli(7)	82,500	3,333	82,500	2,816	330,000	82,500	2,779	75,000	2,359	315,000
Matti Alahuhta(8)	90,000	3,929	80,000	2,947	340,000	80,000	2,912	—	—	160,000
David Constable(9)	80,000	3,229	—	—	160,000	—	—	—	—	—
Louis R. Hughes(10)	100,000	4,365	100,000	3,455	400,000	100,000	3,417	100,000	3,172	400,000
Hans Ulrich Märki(11)	—	—	—	—	—	—	—	—	8,229	200,000
Michel de Rosen(12)	87,500	3,820	87,500	3,224	350,000	87,500	3,185	75,000	2,547	325,000
Michael Treschow(13)	—	—	95,000	3,336	190,000	95,000	3,458	75,000	2,547	340,000
Ying Yeh(14)	80,000	3,281	80,000	2,765	320,000	80,000	2,736	75,000	2,391	310,000

Total	632,500	59,427	607,500	40,269	3,680,000	607,500	42,466	475,000	43,355	3,565,000

(1)
Represents gross amounts paid, prior to deductions for social security, withholding tax etc.

(2)
Number of shares per Board member is calculated based on net amount due after deductions for social security, withholding tax etc.

(3)
In addition to the Board remuneration stated in the above table, the Company paid in 2015 and 2014 CHF 473,942 and CHF 664,870, respectively, in related social security payments.

(4)
Elected as new Board member and Chairman of the Board at the ABB Ltd 2015 AGM; Chairman of the Governance & Nomination Committee for the 2015-2016 board term; elected to receive 100 percent of his gross compensation in the form of ABB shares for the 2015-2016 board term.

(5)
Chairman of ABB Ltd Board for the 2013-2014 and 2014-2015 board terms; Member of the Governance & Nomination Committee for the 2013-2014 and 2014-2015 board terms; did not stand for re-election at the ABB Ltd 2015 AGM; elected to receive 100 percent of his gross compensation in the form of ABB shares for the 2013-2014 and 2014-2015 board terms.

(6)
Vice-Chairman of the ABB Ltd Board and member of the Governance & Nomination Committee for the 2015-2016 board term; Member of the Finance, Audit & Compliance Committee for the 2013-2014 and 2014-2015 board terms; elected to receive 50 percent of his gross compensation in the form of ABB shares.

(7)
Member of the Finance, Audit & Compliance Committee; elected to receive 50 percent of his gross compensation in the form of ABB shares.

(8)
Member of the Governance & Nomination Committee for the 2014-2015 and 2015-2016 board terms; Member of the Finance, Audit & Compliance Committee for the 2015-2016 board term; elected to receive 50 percent of his gross compensation in the form of ABB shares.

(9)
Elected as new Board member at the ABB Ltd 2015 AGM; Member of the Compensation Committee; elected to receive 50 percent of his gross compensation in the form of ABB shares.

(10)
Chairman of the Finance, Audit & Compliance Committee; elected to receive 50 percent of his gross compensation in the form of ABB shares.

(11)
Member of the Governance, Nomination & Compensation Committee until the ABB Ltd 2014 AGM when he did not stand for re-election; elected to receive 100 percent of his gross compensation in the form of ABB shares for the 2013-2014 board term.

(12)
Chairman of the Compensation Committee; elected to receive 50 percent of his gross compensation in the form of ABB shares.

(13)
Chairman of the Governance & Nomination Committee and Member of the Compensation Committee until the ABB Ltd 2015 AGM; did not stand for re-election at the ABB Ltd 2015 AGM; elected to receive 50 percent of his gross compensation in the form of ABB shares.

(14)
Member of the Compensation Committee; elected to receive 50 percent of her gross compensation in the form of ABB shares.

Compensation Exhibit 20: EC compensation in 2015

Name	Base salary	Short-term variable compensation(1)	Pension benefits	Other benefits(2)	2015 Total cash-based compensation(3)	Estimated value of share-based grants under the LTIP in 2015(4)	2015 Total (incl. conditional share-based grants)(5)
	CHF	CHF	CHF	CHF	CHF	CHF	CHF
Ulrich Spiesshofer(6)	1,600,004	2,544,000	408,448	780,735	5,333,187	3,765,554	9,098,741
Eric Elzvik	850,007	856,800	270,335	349,021	2,326,163	974,264	3,300,427
Jean-Christophe Deslarzes	866,669	995,280	257,319	377,786	2,497,054	1,122,174	3,619,228
Diane de Saint Victor	1,000,001	1,002,000	293,177	674,074	2,969,252	1,005,044	3,974,296
Frank Duggan(7)	664,632	708,890	336,122	591,990	2,301,634	1,012,539	3,314,173
Greg Scheu(8)	808,012	823,352	360,922	598,259	2,590,545	1,001,756	3,592,301
Pekka Tiitinen	720,844	720,650	234,266	218,550	1,894,310	935,163	2,829,473
Tarak Mehta	813,345	831,504	242,003	446,628	2,333,480	935,304	3,268,784
Veli-Matti Reinikkala	782,507	787,355	281,522	338,704	2,190,088	788,953	2,979,041
Bernhard Jucker	986,505	1,056,330	295,325	392,338	2,730,498	1,134,740	3,865,238
Claudio Facchin	720,844	783,725	243,266	336,543	2,084,378	935,163	3,019,541
Peter Terwiesch	700,001	692,300	238,037	227,994	1,858,332	802,333	2,660,665

Total Executive Committee members	10,513,371	11,802,186	3,460,742	5,332,622	31,108,921	14,412,987	45,521,908

(1)
Represents accrued short-term variable compensation for the year 2015 for all EC members, which will be paid in 2016, after the publication of ABB's financial results. Short-term variable compensation is linked to predefined Group-wide and individual performance objectives defined in the ABB scorecard. Upon full achievement of these objectives, the short-term variable compensation of the CEO corresponds to 150 percent of his base salary, while for all other EC members it represents 100 percent of their respective base salary.

(2)
Other benefits may include payments related to social security, health insurance, children's education, transportation, tax advice and certain other items.

(3)
Prepared on an accruals basis.

(4)
On the day of vesting (June 5, 2018), the value of the share-based awards granted under the LTIP may vary from the above amounts due to changes in ABB's share price and the outcome of the performance parameters. The LTIP is also subject to service conditions. The estimated values have been calculated using the market value of the ABB share on the day of grant and additionally, in the case of the performance component P2 of the LTIP, the Monte Carlo simulation model.

(5)
In addition to the total compensation of current EC members, payments totalling CHF 8,169 were made in 2015 on behalf of certain former EC members for tax advice.

(6)
The increase in pension benefits is the result of a review of the CEO's pension arrangements during the second half of 2015.

(7)
Frank Duggan received 20 percent of his base salary in AED and 80 percent in EUR. The company purchased EUR with AED to meet this obligation. The variance in base salary between 2014 and 2015 primarily relates to exchange rate movements between EUR and AED.

(8)
Greg Scheu received 100 percent of his base salary in USD. All USD amounts were converted into Swiss francs using a rate of CHF 0.9892 per USD. The pension benefits in 2015 are higher than 2014 as they represent contributions made in 2015 for both 2015 and 2014. Other benefits include CHF 269,000 of social security contributions in respect of 2014.

Compensation Exhibit 21: EC compensation in 2014

Name	Base salary	Short-term variable compensation(1)	Pension benefits	Other benefits(2)	2014 Total cash-based compensation	Estimated value of share-based grants under the LTIP in 2014(3)	2014 Total (incl. conditional share-based grants)
	CHF	CHF	CHF	CHF	CHF	CHF	CHF
Ulrich Spiesshofer(4)	1,600,004	2,059,200	265,325	633,857	4,558,386	3,020,437	7,578,823
Eric Elzvik	850,007	729,300	264,591	287,769	2,131,667	991,551	3,123,218
Jean-Christophe Deslarzes	850,007	729,300	251,106	280,473	2,110,886	991,551	3,102,437
Diane de Saint Victor	1,000,001	858,000	287,455	410,421	2,555,877	1,166,531	3,722,408
Frank Duggan(5)	748,145	641,908	328,518	607,503	2,326,074	894,155	3,220,229
Greg Scheu(6)	792,670	680,111	7,719	192,980	1,673,480	849,085	2,522,565
Pekka Tiitinen	700,001	600,600	228,045	192,747	1,721,393	816,592	2,537,985
Tarak Mehta	794,426	686,400	235,777	622,037	2,338,640	1,053,812	3,392,452
Veli-Matti Reinikkala	770,006	660,660	275,328	303,877	2,009,871	898,250	2,908,121
Bernhard Jucker	969,009	831,402	291,729	510,281	2,602,421	1,250,933	3,853,354
Claudio Facchin	700,001	600,600	236,951	263,397	1,800,949	937,166	2,738,115

Total Executive Committee members	9,774,277	9,077,481	2,672,544	4,305,342	25,829,644	12,870,063	38,699,707

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

Compensation Exhibit 22: Compensation to former EC members in 2014

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

(5)
Prith Banerjee received tax advice related to his period of employment with ABB in the amount of CHF 2,700.

Compensation Exhibit 23: LTIP grants in 2015

Name	Reference number of shares under the performance component P1 of the 2015 launch of the LTIP(1)	Total estimated value of share-based grants under the performance component P1 of the 2015 launch of the LTIP(1)(2)(4)	Reference number of shares under the performance component P2 of the 2015 launch of the LTIP(1)	Total estimated value of share-based grants under the performance component P2 of the 2015 launch of the LTIP(1)(3)(4)	Total number of shares granted under the 2015 launch of the LTIP(1)(4)	Total estimated value of share-based grants under the LTIP in 2015(2)(3)
		CHF		CHF		CHF
Ulrich Spiesshofer(5)	94,072	2,026,311	78,393	1,739,243	172,465	3,765,554
Eric Elzvik(5)	22,281	479,933	22,281	494,331	44,562	974,264
Jean-Christophe Deslarzes(5)	28,608	616,217	22,805	505,957	51,413	1,122,174
Diane de Saint Victor(5)	19,660	423,477	26,213	581,567	45,873	1,005,044
Frank Duggan	25,813	556,013	20,577	456,526	46,390	1,012,539
Greg Scheu	25,538	550,089	20,358	451,667	45,896	1,001,756
Pekka Tiitinen(5)	23,840	513,514	19,005	421,649	42,845	935,163
Tarak Mehta(5)	21,390	460,741	21,390	474,563	42,780	935,304
Veli-Matti Reinikkala	15,433	332,427	20,577	456,526	36,010	788,953
Bernhard Jucker(5)	25,951	558,985	25,951	575,755	51,902	1,134,740
Claudio Facchin	23,840	513,514	19,005	421,649	42,845	935,163
Peter Terwiesch	18,349	395,238	18,349	407,095	36,698	802,333

Total Executive Committee members as of December 31, 2015	344,775	7,426,459	314,904	6,986,528	659,679	14,412,987

(1)
Vesting date June 5, 2018.

(2)
The estimated value of the shares of the P1 component represents the market value of the ABB share on the grant date of the award multiplied by the respective number of reference shares.

(3)
The shares of the performance component P2 are valued using the market value of the ABB share on the grant date of the award and the Monte Carlo simulation model.

(4)
The LTIP foresees delivering 30 percent of the value of vested shares (both performance components P1 and P2), if any, in cash. However, upon vesting participants have the possibility to elect to receive 100 percent of the vested award in shares. The plan foresees a maximum payout of 200 percent of the number of reference shares granted under the P2 component, based on the weighted cumulative EPS performance against predefined objectives.

(5)
In addition to the above awards, seven members of the EC participated in the 12th launch of the ESAP in 2015, which will allow them to save over a 12-month period and, in November 2016, use their savings to acquire ABB shares under the ESAP. Each EC member who participated in ESAP will be entitled to acquire up to 530 ABB shares at an exercise price of CHF 18.78 per share.

Compensation Exhibit 24: LTIP grants in 2014

Name	Reference number of shares under the performance component of the 2014 launch of the LTIP(1)(4)	Total estimated value of share-based grants under the performance component of the LTIP in 2014(2)	Number of retention shares granted under the 2014 launch of the LTIP(1)(3)	Total estimated value of share-based grants under the retention component of the LTIP in 2014(2)	Total number of shares granted under the 2014 launch of the LTIP(1)	Total estimated value of share-based grants under the LTIP in 2014(2)
		CHF		CHF		CHF
Ulrich Spiesshofer(5)	51,489	1,110,670	93,846	1,909,767	145,335	3,020,437
Eric Elzvik(5)	17,147	369,878	30,549	621,673	47,696	991,551
Jean-Christophe Deslarzes	17,147	369,878	30,549	621,673	47,696	991,551
Diane de Saint Victor(5)	20,173	435,152	35,940	731,379	56,113	1,166,531
Frank Duggan(5)	15,463	333,553	27,548	560,602	43,011	894,155
Greg Scheu	14,684	316,749	26,159	532,336	40,843	849,085
Pekka Tiitinen(5)	14,122	304,626	25,158	511,966	39,280	816,592
Tarak Mehta	16,139	348,135	34,677	705,677	50,816	1,053,812
Veli-Matti Reinikkala(5)	15,534	335,084	27,674	563,166	43,208	898,250
Bernhard Jucker(5)	19,548	421,670	40,750	829,263	60,298	1,250,933
Claudio Facchin	14,122	304,626	31,083	632,540	45,205	937,166

Total Executive Committee members as of December 31, 2014	215,568	4,650,021	403,933	8,220,042	619,501	12,870,063

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

(5)
In addition to the above awards, seven members of the EC, participated in the 11th launch of ESAP which will allow them to save over a 12-month period and, in November 2015, use their savings to acquire ABB shares under the ESAP. All EC members who participated in ESAP are each entitled to acquire up to 480 ABB shares at an exercise price of CHF 20.97 per share.

Compensation Exhibit 25: Board ownership of ABB shares

	Total number of shares held
Name	December 31, 2015	December 31, 2014
Peter Voser(1)(2)	45,559	N/A
Hubertus von Grünberg(3)	N/A	253,264
Jacob Wallenberg(4)	193,659	185,708
Roger Agnelli	176,820	170,671
Matti Alahuhta	24,788	17,912
David Constable(1)	3,229	N/A
Louis R. Hughes	80,562	72,742
Michel de Rosen	146,646	139,602
Michael Treschow(3)	N/A	108,787
Ying Yeh	25,016	18,970

Total	696,279	967,656

(1)
Peter Voser and David Constable were elected to the Board at the ABB Ltd AGM in 2015.

(2)
Includes 2,000 shares held by spouse.

(3)
Hubertus von Grünberg and Michael Treschow left the Board at the end of the 2014-2015 term of office.

(4)
Share amounts provided in the section do not include the shares beneficially owned by Investor AB, of which Mr. Wallenberg is Chairman.

Compensation Exhibit 26: EC ownership of ABB shares and options as of December 31, 2015

			Unvested at December 31, 2015
					Reference number of shares deliverable under the 2015 performance components (P1 and P2) of the LTIP(2) (vesting 2018)
		Vested at December 31, 2015
			Retention shares deliverable under the 2013 retention component of the LTIP(2) (vesting 2016)	Retention shares deliverable under the 2014 retention component of the LTIP(2) (vesting 2017)		Replacement share grant for foregone benefits from former employer(3) (vesting 2016 and 2018)
Name	Total number of shares held	Number of vested options held under the MIP(1)
Ulrich Spiesshofer	289,048	—	78,395	93,846	172,465	—
Eric Elzvik	23,768	710,125	27,071	30,549	44,562	—
Jean-Christophe Deslarzes	—	—	27,071	30,549	51,413	144,802
Diane de Saint Victor	475,446	—	31,848	35,940	45,873	—
Frank Duggan	132,896	—	25,632	27,548	46,390	—
Greg Scheu(4)	83,901	221,375	24,830	26,159	45,896	—
Pekka Tiitinen	21,000	221,375	22,294	25,158	42,845	—
Tarak Mehta	115,977	—	25,632	34,677	42,780	—
Veli-Matti Reinikkala	202,175	—	9,810	27,674	36,010	—
Bernhard Jucker	267,848	—	37,033	40,750	51,902	—
Claudio Facchin	41,501	—	22,294	31,083	42,845	—
Peter Terwiesch	30,393	250,000	15,919	16,457	36,698	—

Total Executive Committee members as of December 31, 2015	1,683,953	1,402,875	347,829	420,390	659,679	144,802

(1)
Options may be sold or exercised/converted into shares at the ratio of 5 options for 1 share.

(2)
Upon vesting, the LTIP foresees delivering 30 percent of the value of the vested shares under the retention component (LTIP 2013 and 2014) and performance components (P1 and P2 of LTIP 2015) in cash. However, participants have the possibility to elect to receive 100 percent of the vested award in shares.

(3)
The Replacement share grant foresees delivering 30 percent of the value of the vested shares in cash. However, the participant has the possibility to elect to receive 100 percent of the vested award in shares.

(4)
Total number of shares held includes 32 shares held by children.

Compensation Exhibit 27: EC ownership of ABB shares and options as of December 31, 2014

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

(4)
Total number of shares held includes 32 shares held by children.

Compensation Exhibit 28: EC ownership of WARs and conditionally granted ABB shares (all cash-settled) as of December 31, 2015

		Unvested at December 31, 2015
		Reference number of shares under the performance component of the 2013 launch of the LTIP (vesting 2016)	Reference number of shares under the performance component of the 2014 launch of the LTIP (vesting 2017)
	Vested at December 31, 2015
Name	Number of fully vested WARs held under the MIP
Ulrich Spiesshofer	—	50,024	51,489
Eric Elzvik	—	16,659	17,147
Jean-Christophe Deslarzes	—	16,659	17,147
Diane de Saint Victor	—	19,599	20,173
Frank Duggan	—	15,023	15,463
Greg Scheu	—	14,553	14,684
Pekka Tiitinen	—	13,720	14,122
Tarak Mehta	—	15,023	16,139
Veli-Matti Reinikkala	—	15,091	15,534
Bernhard Jucker	—	18,992	19,548
Claudio Facchin	287,500	13,720	14,122
Peter Terwiesch	—	10,007	10,292

Total Executive Committee members as of December 31, 2015	287,500	219,070	225,860

Compensation Exhibit 29: EC ownership of WARs and conditionally granted ABB shares (all cash-settled) as of December 31, 2014

		Unvested at December 31, 2014
		Reference number of shares under the performance component of the 2012 launch of the LTIP (vesting 2015)	Reference number of shares under the performance component of the 2013 launch of the LTIP (vesting 2016)	Reference number of shares under the performance component of the 2014 launch of the LTIP (vesting 2017)
	Vested at December 31, 2014
Name	Number of fully vested WARs held under the MIP
Ulrich Spiesshofer	—	22,588	50,024	51,489
Eric Elzvik	201,250	—	16,659	17,147
Jean-Christophe Deslarzes	—	—	16,659	17,147
Diane de Saint Victor	—	20,652	19,599	20,173
Frank Duggan	—	18,845	15,023	15,463
Greg Scheu	—	17,425	14,553	14,684
Pekka Tiitinen	—	6,950	13,720	14,122
Tarak Mehta	—	18,845	15,023	16,139
Veli-Matti Reinikkala	—	19,878	15,091	15,534
Bernhard Jucker	—	24,524	18,992	19,548
Claudio Facchin	387,500	10,665	13,720	14,122

Total Executive Committee members as of December 31, 2014	588,750	160,372	209,063	215,568

EMPLOYEES

        A breakdown of our employees by geographic region is as follows:

	December 31,
	2015	2014	2013
Europe	61,600	63,000	65,000
The Americas	30,900	32,200	34,400
Asia, Middle East and Africa	43,300	45,200	48,300

Total	135,800	140,400	147,700

        The proportion of our employees that are represented by labor unions or are the subject of collective bargaining agreements varies based on the labor practices of each country in which we operate.

Item 7.    Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

        At December 31, 2015, we had approximately 363,000 shareholders. Approximately 115,000 were U.S. holders, of which approximately 510 were record holders. Based on the share register, U.S. holders (including holders of ADSs) held approximately 8 percent of the total share capital and voting rights as registered in the Commercial Register on that date.

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

Liabilities recognized

        At December 31, 2015 and 2014, we had aggregate liabilities of $160 million and $147 million, respectively, included in "Other provisions" and "Other non-current liabilities", for the above regulatory, compliance and legal contingencies, and none of the individual liabilities recognized was significant. As it is not possible to make an informed judgment on the outcome of certain matters and as it is not possible, based on information currently available to management, to estimate the maximum potential liability on other matters, there could be material adverse outcomes beyond the amounts accrued.

DIVIDENDS AND DIVIDEND POLICY

        See "Item 3. Key Information—Dividends and Dividend Policy" and "Item 6. Directors, Senior Management and Employees—Shareholders' participation—Shareholders' dividend rights".

SIGNIFICANT CHANGES

        Except as otherwise described in this Annual Report, there has been no significant change in our financial position since December 31, 2015.

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

TRADING HISTORY

        No suspension in the trading of our shares occurred in the years ended December 31, 2015, 2014 and 2013.

        The table below sets forth, for the periods indicated, the reported high and low closing prices for the shares on the SIX Swiss Exchange and the NASDAQ OMX Stockholm Exchange and for the ADSs on the New York Stock Exchange.

	SIX Swiss Exchange		NASDAQ OMX Stockholm Exchange		New York Stock Exchange
	High	Low	High	Low	High	Low
	(CHF)		(SEK)		($)
Annual highs and lows
2011	23.88	15.00	170.20	112.40	27.49	16.42
2012	20.12	14.83	146.70	109.00	21.91	15.42
2013	23.53	19.20	172.30	133.50	26.56	20.87
2014	24.75	19.16	175.70	145.70	27.09	20.37
2015	21.77	16.72	192.70	144.50	23.14	17.14
Quarterly highs and lows
2014
First quarter	24.75	21.52	175.70	157.60	27.09	24.31
Second quarter	23.24	20.30	171.60	151.80	26.26	22.80
Third quarter	21.71	20.17	164.40	153.60	24.01	22.27
Fourth quarter	22.14	19.16	170.60	145.70	23.02	20.37
2015
First quarter	20.91	16.83	185.00	155.60	21.64	19.14
Second quarter	21.77	19.58	192.70	173.70	23.14	20.88
Third quarter	20.40	16.72	180.40	144.50	20.88	17.14
Fourth quarter	19.51	17.10	166.40	146.70	19.15	17.48
Monthly highs and lows
2015
August	20.40	17.64	180.40	156.00	20.81	18.62
September	18.54	16.72	161.50	144.50	19.03	17.14
October	18.66	17.10	160.30	146.70	18.96	17.54
November	19.51	18.44	166.40	159.40	19.15	18.29
December	19.14	17.40	161.60	148.70	18.73	17.48
2016
January	17.57	16.04	147.20	137.10	17.52	16.06

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

Our Shares

        ABB Ltd's shares are registered shares (Namenaktien) with a par value of CHF 0.86 each. The shares are fully paid and non-assessable. The shares rank pari passu in all respects with each other, including in respect of entitlements to dividends, to a share of the liquidation proceeds in the case of a liquidation of ABB Ltd, to advance subscription rights and to pre-emptive rights.

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

Shareholders' Meetings

        Under Swiss law, the annual general meeting of shareholders must be held within six months after the end of ABB Ltd's fiscal year. Annual general meetings of shareholders are convened by the board of directors, liquidators or representatives of bondholders or, if necessary, by the statutory auditors. The board of directors is further required to convene an extraordinary general meeting of shareholders if so resolved by the shareholders in a general meeting of shareholders or if so requested by one or more shareholders holding in aggregate at least 10 percent of ABB Ltd's share capital. A general meeting of shareholders is convened by publishing a notice in the Swiss Official Gazette of Commerce (Schweizerisches Handelsamtsblatt) at least 20 days prior to the meeting date. Holders of shares registered with Euroclear Sweden AB are able to attend shareholders' meetings in respect of such shares. Notices of shareholders' meetings are published in at least three national Swedish daily newspapers, as well as on ABB's Web site. Such notices contain information as to procedures to be followed by shareholders in order to participate and exercise voting rights at the shareholders' meetings.

        One or more shareholders whose combined holdings represent an aggregate par value of at least CHF 344,000 may request in writing 40 calendar days prior to a general meeting of shareholders that specific items and proposals be included on the agenda and voted on at the next general meeting of shareholders.

        The following powers are vested exclusively in the general meeting of the shareholders:

  •
  adoption and amendment of the Articles of Incorporation,

  •
  election of members of the Board of Directors, the Chairman of the Board, the members of the Compensation Committee, the auditors and the independent proxy,

  •
  approval of the annual management report and the consolidated financial statements,

  •
  approval of the annual financial statements and decision on the allocation of profits shown on the balance sheet, in particular with regard to dividends,

  •
  approval of the compensation of the Board of Directors and of the Executive Committee pursuant to ABB Ltd's Articles of Incorporation,

  •
  granting discharge to the members of the Board of Directors and the persons entrusted with management, and

  •
  passing resolutions as to all matters reserved to the authority of the shareholders' meeting by law or under ABB Ltd's Articles of Incorporation or that are submitted to the shareholders' meeting by the Board of Directors to the extent permitted by law.

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

  •
  ABB Ltd's dissolution.

        In addition, the introduction of any provision in ABB Ltd's Articles of Incorporation providing for a qualified majority must be resolved in accordance with such qualified majority voting requirements.

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

Pre-emptive Rights

        Shareholders of a Swiss corporation have certain pre-emptive rights to subscribe for new shares issued in connection with capital increases in proportion to the nominal amount of their shares held. A resolution adopted at a shareholders' meeting with a supermajority of two-thirds of the shares represented may, however, repeal, limit or suspend (or authorize the board of directors to repeal, limit or suspend) pre-emptive rights for cause. Cause includes an acquisition of a business or a part thereof, an acquisition of a participation in a company or the grant of shares to employees. In addition, based on Article 4bis para. 1 and para. 4 of ABB Ltd's Articles of Incorporation, pre-emptive rights of the shareholders are excluded in connection with the issuance of convertible or warrant-bearing bonds or other financial market instruments, shares to employees of ABB issued out of ABB Ltd's contingent share capital or the grant of warrant rights to shareholders, or may be restricted or denied by the Board of Directors of ABB Ltd under certain circumstances as set forth in Article 4ter of ABB Ltd's Articles of Incorporation. See "Item 6. Directors, Senior Management and Employees—Capital structure".

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

Mandatory Offering Rules

        Under the Swiss Stock Exchange Act, shareholders and groups of shareholders acting in concert who acquire more than 33 1/3 percent of the voting rights (whether exercisable or not) of a listed Swiss company have to submit a takeover bid to all remaining shareholders unless the articles of incorporation of the company provide for an alteration of this obligation. ABB Ltd's Articles of Incorporation do not provide for any alterations of the acquiror's obligations under the Swiss Stock Exchange Act. The mandatory offer obligation may be waived under certain circumstances, for example if another shareholder owns a higher percentage of voting rights than the acquiror. A waiver from the mandatory bid rules may be granted by the Swiss Takeover Board or the Swiss Federal Banking Commission. If no waiver is granted, the mandatory takeover bid must be made pursuant to the procedural rules set forth in the Swiss Stock Exchange Act and the implementing ordinances.

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

Directors and Officers

        For further information regarding the material provisions of ABB Ltd's Articles of Incorporation and the Swiss Code of Obligations regarding directors and officers, see "Item 6. Directors, Senior Management and Employees—Principles of Corporate Governance—Duties of directors and officers".

Auditors

        The auditors are elected by the shareholders at the Annual General Meeting. Pursuant to ABB Ltd's Articles of Incorporation, their term of office is one year.

        Ernst & Young AG, Switzerland, assumed the sole auditing mandate of the consolidated financial statements of the ABB Group beginning in the year ended December 31, 2001 (having previously been joint auditors since 1994). Ernst & Young AG has been the independent auditor of ABB Ltd and the ABB Group for the years ended December 31, 2015, 2014 and 2013. The auditor in charge and responsible for the mandate, Leslie Clifford, began serving in this capacity in respect of the financial year ended December 31, 2013.

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

Revolving Credit Facility

        In May 2014, ABB entered into a syndicated $2-billion five-year revolving credit facility with the right to extend for up to two additional years in accordance with its terms. For a description of the facility, see "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facility" and "Note 12 Debt" to our Consolidated Financial Statements. See Exhibit 4.1 to this Annual Report.

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

 EXCHANGE CONTROLS

        Other than in connection with Swiss government sanctions imposed on Belarus, the Central African Republic, Cote d'Ivoire, the Democratic Republic of the Congo, Eritrea, Guinea, the Islamic Republic of Iran, the Republic of Iraq, Lebanon, Liberia, Libya, Myanmar (Burma), the Democratic People's Republic of Korea (North Korea), the Republic of Guinea-Bissau, Somalia, the Republic of South Sudan, Sudan, Syria, Yemen, Zimbabwe, persons and organizations with connection to the late Osama bin Laden, the "al Qaeda" group or the Taliban, certain persons connected with the assassination of Rafik Hariri and certain measures in connection with the prevention of circumvention of international sanctions in connection with the situation in the Ukraine, there are currently no laws, decrees or regulations in Switzerland that restrict the export or import of capital, including, but not limited to, Swiss foreign exchange controls on payment of dividends, interest or liquidation proceeds, if any, to non-Swiss resident holders of shares. In addition, there are no limitations imposed by Swiss law or ABB Ltd's Articles of Incorporation on the rights of non-Swiss residents or non-Swiss citizens as shareholders to hold shares or to vote.

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

        Non-corporate U.S. holders generally will be taxed on such distributions at the lower rates applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) with respect to distributions during 2015, provided that the U.S. holder meets certain holding period and other requirements and provided that such distributions constitute "qualified dividends" for U.S. federal income tax purposes. Distributions treated as dividends will not be treated as "qualified dividends" if we were to be treated as a "passive foreign investment company" (a "PFIC") for U.S. federal income tax purposes in the year that the dividend is paid or in the year prior to the year that the dividend is paid. Based on certain estimates of its gross income and gross assets and the nature of its business, ABB believes that it will not be classified as a PFIC for the taxable year ended December 31, 2015. ABB's status in future years will depend on its assets and activities in those years. ABB has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC. However, as PFIC status is a factual matter that must be determined annually at the close of each taxable year, there can be no certainty regarding ABB's PFIC status in any particular year until the end of that year. U.S. holders are urged to consult their own tax advisors regarding the availability to them of the reduced dividend rate in light of their own particular circumstances and the consequences to them if ABB were to be treated as a PFIC with respect to any taxable year.

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

        As of December 31, 2015 and 2014, the net fair value of financial instruments with exposure to foreign currency rate movements was $1,399 million and $(2,379) million, respectively. The potential loss in fair value of such financial instruments from a hypothetical 10 percent move in foreign exchange rates against our position would be approximately $542 million and $616 million for December 31, 2015 and 2014, respectively. The analysis reflects the aggregate adverse foreign exchange impact associated with transaction exposures, as well as translation exposures where appropriate. Our sensitivity analysis assumes a simultaneous shift in exchange rates against our positions exposed to foreign exchange risk and as such assumes an unlikely adverse case scenario. Exchange rates rarely move in the same direction. Therefore, the assumption of a simultaneous shift may overstate the impact of changing rates on assets and liabilities denominated in foreign currencies. The underlying trade-related transaction exposures of the industrial companies are not included in the quantitative analysis. If these underlying transaction exposures were included, they would tend to have an offsetting effect on the potential loss in fair value detailed above.

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

        As of December 31, 2015 and 2014, the net fair value of instruments subject to Interest Rate Risk was $(1,666) million and $(1,427) million, respectively. The potential loss in fair value for such instruments from a hypothetical 100 basis points parallel shift in interest rates against our position (or a multiple of 100 basis points where 100 basis points is less than 10 percent of the interest rate) would be approximately $289 million and $277 million, for December 31, 2015 and 2014, respectively.

        Leases are not included as part of the sensitivity analysis. This represents a limitation of the analysis. While sensitivity analysis includes the interest rate sensitivity of the funding of the lease portfolio, a corresponding change in the lease portfolio was not considered in the sensitivity model.

Equity Risk

        Certain of our entities have equity investments that expose us to equity price risk. As of December 31, 2015 and 2014, the net fair value of equity risk sensitive instruments was $57 million and $86 million, respectively. The potential loss in fair value of such financial instruments from a hypothetical 10 percent move in the underlying equity prices against our position would be approximately $10 million and $18 million, for December 31, 2015 and 2014, respectively.

Commodity Risk

        We enter into commodity derivatives to hedge certain of our raw material exposures. As of December 31, 2015 and 2014, the net fair value of commodity derivatives was $(39) million and $(18) million, respectively. The potential loss in fair value for such commodity hedging derivatives from a hypothetical adverse 10 percent move against our position in the underlying commodity prices would be approximately $28 million and $34 million for December 31, 2015 and 2014, respectively. A significant proportion of our commodity derivatives are denominated in euro. The foreign exchange risk arising on such contracts has been excluded from the calculation of the potential loss in fair value from a hypothetical 10 percent move in the underlying commodity prices as discussed above.

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

Depositary Payments

        In 2015, we received reimbursements from Citibank N.A., the Depositary Bank of our ADS program, of approximately $4 million to help cover costs related to our ADS program. Those costs, in addition to costs associated with compliance with U.S. securities laws, include expenses such as listing fees, proxy expenses, printing and distribution of reports, and other investor relations-related activities.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        Not applicable

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not applicable

Item 15.    Controls and Procedures

  (a)
  Disclosure controls and procedures

        In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs. Our Chief Executive Officer, Ulrich Spiesshofer, and Chief Financial Officer, Eric Elzvik, with the participation of key corporate senior management and management of key corporate functions, performed an evaluation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of December 31, 2015. Based on that evaluation, management, including the Chief Executive Officer and Chief Financial Officer, has

concluded that, as of December 31, 2015, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information has been accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

        Management conducted an assessment of the effectiveness of internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission (2013 framework). Based on this assessment, management has concluded that internal control over financial reporting was effective as of December 31, 2015.

        Ernst & Young AG, the independent registered public accounting firm that audited the financial statements included in this annual report, has issued an opinion on the effectiveness of the ABB Group's internal control over financial reporting as of December 31, 2015.

  (c)
  Report of the independent registered public accounting firm

        Ernst & Young AG's opinion on the effectiveness of the ABB Group's internal control over financial reporting as of December 31, 2015, is included in "Item 18. Financial Statements".

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

Item 15T.    Controls and Procedures

        Not applicable

Item 16A.    Audit Committee Financial Expert

        Our Board of Directors has determined that Louis R. Hughes, Roger Agnelli and Matti Alahuhta, who serve on our Finance, Audit and Compliance Committee (FACC), are independent, as that term is defined in the listing standards promulgated by the New York Stock Exchange, and are audit committee financial experts.

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

  Audit Fees

        Fees for audit services provided by Ernst & Young totaled approximately $25.9 million and $27.1 million in 2015 and 2014, respectively. Audit fees include the standard audit work performed each fiscal year necessary to allow the auditor to issue an opinion on our Consolidated Financial Statements (including the integrated audit of internal controls over financial reporting) and to issue an opinion on the local statutory financial statements of ABB Ltd and its subsidiaries. Audit fees also include services that can be provided only by the ABB Group auditor such as pre-issuance reviews of quarterly financial results and comfort letters delivered to underwriters in connection with debt and equity offerings.

  Audit-Related Fees

        Fees for audit-related services provided by Ernst & Young totaled approximately $1.6 million and $1.0 million in 2015 and 2014, respectively, consisting primarily of accounting consultations, audits of pension and benefit plans, accounting advisory services and other attest services related to financial reporting that are not required by statute or regulation.

  Tax Fees

        Fees for tax services provided by Ernst & Young totaled approximately $6.1 million and $3.5 million in 2015 and 2014, respectively, representing primarily income tax and indirect tax compliance services as well as tax advisory services.

  All Other Fees

        Fees for other services provided by Ernst & Young, not included in the above three categories, totaled approximately $0.2 million and $1.5 million in 2015 and 2014, respectively, consisting mainly of consultations relating to conflict minerals compliance.

  Pre-Approval Procedures and Policies

        In accordance with the requirements of the U.S. Sarbanes-Oxley Act of 2002 and rules issued by the SEC, we utilize a procedure for the review and pre-approval of any services performed by Ernst & Young. The procedure requires that all proposed engagements of Ernst & Young for audit and permitted non-audit services are submitted to the FACC for approval prior to the beginning of any such services. In accordance with this policy, all services performed by and fees paid to Ernst & Young in 2015 and 2014, as discussed above in this Item 16C, were approved by the FACC.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

        None

Item 16E.    Purchase of Equity Securities by Issuer and Affiliated Purchasers

        The following table sets out certain information about purchases of our own shares made by us or on our behalf.

Period	Total number of shares purchased	Average price paid per share(1)	Total number of shares purchased as part of publicly announced program(2)	Approximate USD-equivalent amount of shares that may yet be purchased under the program (in millions of USD)
January 2015	—	—	—	$3,267
February 6 - February 27, 2015	11,820,000	$21.15	11,820,000	$3,017
March 2 - March 23, 2015	9,685,000	$20.80	9,685,000	$2,816
April 2015	—	—	—	$2,816
May 4 - May 29, 2015	13,725,000	$21.84	13,725,000	$2,516
June 1 - June 22, 2015	8,900,000	$22.50	8,900,000	$2,316
July 27 - July 29, 2015	350,000	$19.84	350,000	$2,309
August 3 - August 31, 2015	4,510,000	$19.37	4,510,000	$2,222
September 2015	—	—	—	$2,222
October 22 - October 30, 2015	7,210,000	$18.58	7,210,000	$2,088
November 2 - November 30, 2015	13,050,000	$18.87	13,050,000	$1,842
December 1 - December 18, 2015	4,045,000	$18.29	4,045,000	$1,768

Total	73,295,000		73,295,000

(1)
Represents average prices in CHF translated into USD using weighted-average daily closing rates.

(2)
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

Item 18.    Financial Statements

        See pages F-1 to F-82, which are incorporated herein by reference. All schedules are omitted as the required information is inapplicable or the information is presented in the Consolidated Financial Statements or notes thereto.

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
4.1
$2,000,000,000 Multicurrency Revolving Credit Agreement, dated May 23, 2014, and as amended on June 13, 2014, entered into between ABB Ltd, certain subsidiaries of ABB Ltd as borrowers, 27 banks as mandated lead arrangers, Citibank International PLC, as facility agent and euro swingline agent and Citibank N.A. as dollar swingline agent. Incorporated by reference to Exhibit 4.1 to the Form 20-F filed by ABB Ltd on March 5, 2015.
4.2
Indenture dated as of May 8, 2012, among ABB Finance (USA) Inc., ABB and Deutsche Bank Trust Company Americas, pursuant to which ABB has fully and unconditionally guaranteed payment of principal, premium, if any, and interest in respect of any notes issued thereunder. On May 8, 2012, ABB's subsidiary, ABB Finance (USA) Inc., issued $500,000,000 aggregate principal amount of 1.625% notes due 2017, $1,250,000,000 aggregate principal amount of 2.875% notes due 2022 and $750,000,000 aggregate principal amount of 4.375% notes due 2042 under the Indenture. Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-3 filed by ABB Ltd and ABB Finance (USA) Inc. on April 25, 2012.
7.1	Computation of Ratio of Earnings to Fixed Charges.
8.1	Subsidiaries of ABB Ltd as of December 31, 2015.
12.1	Certification of the chief executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the chief financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by the chief executive officer of ABB Ltd pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
13.2	Certification by the chief financial officer of ABB Ltd pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
15.1	Consent of Independent Registered Public Accounting Firm.
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

Date: February 25, 2016

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

        Management conducted an assessment of the effectiveness of internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this assessment, management has concluded that ABB's internal control over financial reporting was effective as of December 31, 2015.

        Ernst & Young AG, an independent registered public accounting firm, has issued an opinion on the effectiveness of ABB's internal control over financial reporting as of December 31, 2015, which is included on page F-4 of this Annual Report.

/s/ ULRICH SPIESSHOFER Chief Executive Officer
/s/ ERIC ELZVIK Chief Financial Officer
Zurich, February 25, 2016

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of ABB Ltd

        We have audited the accompanying consolidated balance sheets of ABB Ltd as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, cash flows and changes in stockholders' equity for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ABB Ltd at December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ABB Ltd's internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 25, 2016, expressed an unqualified opinion thereon.

/s/ Ernst & Young AG

Zurich, Switzerland
February 25, 2016

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of ABB Ltd

        We have audited ABB Ltd's internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). ABB Ltd's Board of Directors and management are responsible for maintaining effective internal control over financial reporting, and management is responsible for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of management on internal control over financial reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

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

        In our opinion, ABB Ltd maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2015 consolidated financial statements of ABB Ltd and our report dated February 25, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young AG

Zurich, Switzerland
February 25, 2016

ABB Ltd

Consolidated Income Statements

Year ended December 31 ($ in millions, except per share data in $)

	2015	2014	2013
Sales of products	29,477	33,279	35,282
Sales of services	6,004	6,551	6,566

Total revenues	35,481	39,830	41,848

Cost of products	(21,694)	(24,506)	(25,728)
Cost of services	(3,653)	(4,109)	(4,128)

Total cost of sales	(25,347)	(28,615)	(29,856)

Gross profit	10,134	11,215	11,992
Selling, general and administrative expenses	(5,574)	(6,067)	(6,094)
Non-order related research and development expenses	(1,406)	(1,499)	(1,470)
Other income (expense), net	(105)	529	(41)

Income from operations	3,049	4,178	4,387
Interest and dividend income	77	80	69
Interest and other finance expense	(286)	(362)	(390)

Income from continuing operations before taxes	2,840	3,896	4,066
Provision for taxes	(788)	(1,202)	(1,122)

Income from continuing operations, net of tax	2,052	2,694	2,944
Income (loss) from discontinued operations, net of tax	3	24	(37)

Net income	2,055	2,718	2,907
Net income attributable to noncontrolling interests	(122)	(124)	(120)

Net income attributable to ABB	1,933	2,594	2,787

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	1,930	2,570	2,824
Net income	1,933	2,594	2,787
Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.87	1.12	1.23
Net income	0.87	1.13	1.21
Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.87	1.12	1.23
Net income	0.87	1.13	1.21
Weighted-average number of shares outstanding (in millions) used to compute:
Basic earnings per share attributable to ABB shareholders	2,226	2,288	2,297
Diluted earnings per share attributable to ABB shareholders	2,230	2,295	2,305

See accompanying Notes to the Consolidated Financial Statements

ABB Ltd

Consolidated Statements of Comprehensive Income

Year ended December 31 ($ in millions)

	2015	2014	2013
Net income	2,055	2,718	2,907
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(1,058)	(1,680)	141
Available-for-sale securities:
Net unrealized gains (losses) arising during the year	(7)	(9)	(4)
Reclassification adjustments for net (gains) losses included in net income	1	15	(13)

Unrealized gains (losses) on available-for-sale securities	(6)	6	(17)
Pension and other postretirement plans:
Prior service (costs) credits arising during the year	88	(3)	(16)
Net actuarial gains (losses) arising during the year	210	(614)	291
Amortization of prior service cost included in net income	26	17	23
Amortization of net actuarial loss included in net income	91	79	99

Pension and other postretirement plan adjustments	415	(521)	397
Cash flow hedge derivatives:
Net unrealized gains (losses) arising during the year	(20)	(52)	28
Reclassification adjustments for net (gains) losses included in net income	30	9	(43)

Unrealized gains (losses) of cash flow hedge derivatives	10	(43)	(15)

Total other comprehensive income (loss), net of tax	(639)	(2,238)	506

Total comprehensive income, net of tax	1,416	480	3,413
Comprehensive income attributable to noncontrolling interests, net of tax	(100)	(115)	(115)

Total comprehensive income, net of tax, attributable to ABB	1,316	365	3,298

See accompanying Notes to the Consolidated Financial Statements

ABB Ltd

Consolidated Balance Sheets

December 31 ($ in millions, except share data)

	2015	2014
Cash and equivalents	4,565	5,443
Marketable securities and short-term investments	1,633	1,325
Receivables, net	10,061	11,078
Inventories, net	4,757	5,376
Prepaid expenses	225	218
Deferred taxes	881	902
Other current assets	638	644

Total current assets	22,760	24,986
Property, plant and equipment, net	5,276	5,652
Goodwill	9,671	10,053
Other intangible assets, net	2,337	2,702
Prepaid pension and other employee benefits	68	70
Investments in equity-accounted companies	178	177
Deferred taxes	423	511
Other non-current assets	643	701

Total assets	41,356	44,852

Accounts payable, trade	4,342	4,765
Billings in excess of sales	1,375	1,455
Short-term debt and current maturities of long-term debt	1,454	353
Advances from customers	1,598	1,624
Deferred taxes	249	289
Provisions for warranties	1,089	1,148
Other provisions	1,920	1,689
Other current liabilities	3,817	4,257

Total current liabilities	15,844	15,580
Long-term debt	5,985	7,312
Pension and other employee benefits	1,924	2,394
Deferred taxes	965	1,165
Other non-current liabilities	1,650	1,586

Total liabilities	26,368	28,037
Commitments and contingencies
Stockholders' equity:
Capital stock and additional paid-in capital (2,314,743,264 issued shares at December 31, 2015 and 2014)	1,444	1,777
Retained earnings	20,476	19,939
Accumulated other comprehensive loss	(4,858)	(4,241)
Treasury stock, at cost (123,118,123 and 55,843,639 shares at December 31, 2015 and 2014, respectively)	(2,581)	(1,206)

Total ABB stockholders' equity	14,481	16,269
Noncontrolling interests	507	546

Total stockholders' equity	14,988	16,815

Total liabilities and stockholders' equity	41,356	44,852

See accompanying Notes to the Consolidated Financial Statements

ABB Ltd

Consolidated Statements of Cash Flows

Year ended December 31 ($ in millions)

	2015	2014	2013
Operating activities:
Net income	2,055	2,718	2,907
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,160	1,305	1,318
Pension and other employee benefits	56	16	6
Deferred taxes	(219)	65	(137)
Net loss (gain) from sale of property, plant and equipment	(26)	(17)	(18)
Net loss (gain) from sale of businesses	20	(543)	16
Net loss (gain) from derivatives and foreign exchange	15	167	(39)
Other	99	112	79
Changes in operating assets and liabilities:
Trade receivables, net	162	(12)	(555)
Inventories, net	105	(176)	324
Trade payables	(112)	257	(70)
Accrued liabilities	(24)	9	71
Billings in excess of sales	35	(118)	(168)
Provisions, net	330	(127)	199
Advances from customers	106	39	(145)
Income taxes payable and receivable	(32)	(13)	(18)
Other assets and liabilities, net	88	163	(117)

Net cash provided by operating activities	3,818	3,845	3,653
Investing activities:
Purchases of marketable securities (available-for-sale)	(1,925)	(1,430)	(526)
Purchases of short-term investments	(614)	(1,465)	(30)
Purchases of property, plant and equipment and intangible assets	(876)	(1,026)	(1,106)
Acquisition of businesses (net of cash acquired) and increases in cost- and equity-accounted companies	(56)	(70)	(914)
Proceeds from sales of marketable securities (available-for-sale)	434	361	1,367
Proceeds from maturity of marketable securities (available-for-sale)	1,022	523	118
Proceeds from short-term investments	653	1,011	47
Proceeds from sales of property, plant and equipment	68	33	80
Proceeds from sales of businesses (net of transaction costs and cash disposed) and cost- and equity-accounted companies	69	1,110	62
Net cash from settlement of foreign currency derivatives	231	(179)	180
Other investing activities	20	11	5

Net cash used in investing activities	(974)	(1,121)	(717)
Financing activities:
Net changes in debt with maturities of 90 days or less	3	(103)	(697)
Increase in debt	68	150	492
Repayment of debt	(101)	(90)	(1,893)
Delivery of shares	107	38	74
Purchase of treasury stock	(1,487)	(1,003)	—
Dividends paid	(1,357)	(1,841)	(1,667)
Reduction in nominal value of common shares paid to shareholders	(392)	—	—
Dividends paid to noncontrolling shareholders	(137)	(132)	(149)
Other financing activities	(84)	(43)	(16)

Net cash used in financing activities	(3,380)	(3,024)	(3,856)
Effects of exchange rate changes on cash and equivalents	(342)	(278)	66

Net change in cash and equivalents—continuing operations	(878)	(578)	(854)
Cash and equivalents, beginning of period	5,443	6,021	6,875

Cash and equivalents, end of period	4,565	5,443	6,021

Supplementary disclosure of cash flow information:
Interest paid	221	259	287
Taxes paid	1,043	1,155	1,278

See accompanying Notes to the Consolidated Financial Statements

ABB Ltd

Consolidated Statements of Changes in Stockholders' Equity

Years ended December 31, 2015, 2014 and 2013 ($ in millions)

			Accumulated other comprehensive loss
	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustments	Unrealized gains (losses) on available- for-sale securities	Pension and other post- retirement plan adjustments	Unrealized gains (losses) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders' equity	Non- controlling interests	Total stockholders' equity
Balance at January 1, 2013	1,691	18,066	(580)	24	(2,004)	37	(2,523)	(328)	16,906	540	17,446
Comprehensive income:
Net income		2,787							2,787	120	2,907
Foreign currency translation adjustments, net of tax			149				149		149	(8)	141
Effect of change in fair value of available-for-sale securities, net of tax				(17)			(17)		(17)		(17)
Unrecognized income (expense) related to pensions and other postretirement plans, net of tax					394		394		394	3	397
Change in derivatives qualifying as cash flow hedges, net of tax						(15)	(15)		(15)		(15)

Total comprehensive income									3,298	115	3,413
Changes in noncontrolling interests	(17)								(17)	25	8
Dividends paid to noncontrolling shareholders									—	(150)	(150)
Dividends paid		(1,667)							(1,667)		(1,667)
Share-based payment arrangements	71								71		71
Delivery of shares	(8)							82	74		74
Call options	13								13		13
Replacement options issued in connection with acquisition	2								2		2
Other	(2)								(2)		(2)

Balance at December 31, 2013	1,750	19,186	(431)	7	(1,610)	22	(2,012)	(246)	18,678	530	19,208

Comprehensive income:
Net income		2,594							2,594	124	2,718
Foreign currency translation adjustments, net of tax			(1,671)				(1,671)		(1,671)	(9)	(1,680)
Effect of change in fair value of available-for-sale securities, net of tax				6			6		6		6
Unrecognized income (expense) related to pensions and other postretirement plans, net of tax					(521)		(521)		(521)		(521)
Change in derivatives qualifying as cash flow hedges, net of tax						(43)	(43)		(43)		(43)

Total comprehensive income									365	115	480
Changes in noncontrolling interests	(34)								(34)	33	(1)
Dividends paid to noncontrolling shareholders									—	(132)	(132)
Dividends paid		(1,841)							(1,841)		(1,841)
Share-based payment arrangements	73								73		73
Purchase of treasury stock								(1,015)	(1,015)		(1,015)
Delivery of shares	(17)							55	38		38
Call options	5								5		5

Balance at December 31, 2014	1,777	19,939	(2,102)	13	(2,131)	(21)	(4,241)	(1,206)	16,269	546	16,815

Comprehensive income:
Net income		1,933							1,933	122	2,055
Foreign currency translation adjustments, net of tax			(1,033)				(1,033)		(1,033)	(25)	(1,058)
Effect of change in fair value of available-for-sale securities, net of tax				(6)			(6)		(6)		(6)
Unrecognized income (expense) related to pensions and other postretirement plans, net of tax					412		412		412	3	415
Change in derivatives qualifying as cash flow hedges, net of tax						10	10		10		10

Total comprehensive income									1,316	100	1,416
Changes in noncontrolling interests	(30)	(25)							(55)	(2)	(57)
Dividends paid to noncontrolling shareholders									—	(137)	(137)
Dividends paid		(1,317)							(1,317)		(1,317)
Reduction in nominal value of common shares paid to shareholders	(349)	(54)							(403)		(403)
Share-based payment arrangements	61								61		61
Purchase of treasury stock								(1,501)	(1,501)		(1,501)
Delivery of shares	(19)							126	107		107
Call options	4								4		4

Balance at December 31, 2015	1,444	20,476	(3,135)	7	(1,719)	(11)	(4,858)	(2,581)	14,481	507	14,988

See accompanying Notes to the Consolidated Financial Statements

Note 1—The Company

        ABB Ltd and its subsidiaries (collectively, the Company) together form a leading global technology company in power and automation that enables utility, industry, and transport & infrastructure customers to improve their performance while lowering environmental impact. The Company works with customers to engineer and install networks, facilities and plants with particular emphasis on enhancing efficiency, reliability and productivity for customers who generate, convert, transmit, distribute and consume energy.

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

Reclassifications

        Certain amounts reported for prior years in the Consolidated Financial Statements and the accompanying Notes have been reclassified to conform to the current year's presentation. These changes relate to certain amounts reclassified from Other non-current assets to Long-term debt in the Consolidated Balance Sheet at December 31, 2014, as a result of the early-adoption of an accounting standard update on the presentation of debt issuance costs (see "Applicable for current period" below). In addition, certain amounts reported in the Consolidated Statements of Cash Flows for prior periods have been reclassified to conform to the current period presentation. These reclassifications were within Net cash provided by operating activities.

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

Note 2—Significant accounting policies (Continued)

Use of estimates

        The preparation of financial statements in conformity with U.S. GAAP requires management to make assumptions and estimates that directly affect the amounts reported in the Consolidated Financial Statements and the accompanying Notes. The most significant, difficult and subjective of such accounting assumptions and estimates include:

  •
  assumptions and projections, principally related to future material, labor and project-related overhead costs, used in determining the percentage-of-completion on projects,

  •
  estimates of loss contingencies associated with litigation or threatened litigation and other claims and inquiries, environmental damages, product warranties, self-insurance reserves, regulatory and other proceedings,

  •
  assumptions used in the calculation of pension and postretirement benefits and the fair value of pension plan assets,

  •
  recognition and measurement of current and deferred income tax assets and liabilities (including the measurement of uncertain tax positions),

  •
  growth rates, discount rates and other assumptions used in testing goodwill for impairment,

  •
  assumptions used in determining inventory obsolescence and net realizable value,

  •
  estimates and assumptions used in determining the fair values of assets and liabilities assumed in business combinations,

  •
  growth rates, discount rates and other assumptions used to determine impairment of long-lived assets, and

  •
  assessment of the allowance for doubtful accounts.

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

Note 2—Significant accounting policies (Continued)

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

Note 2—Significant accounting policies (Continued)

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

Note 2—Significant accounting policies (Continued)

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

Note 2—Significant accounting policies (Continued)

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

  •
  other facilities: 15 years,

  •
  machinery and equipment: 3 to 15 years,

Note 2—Significant accounting policies (Continued)

  •
  furniture and office equipment: 3 to 8 years, and

  •
  leasehold improvements are depreciated over their estimated useful life or, for operating leases, over the lease term, if shorter.

Goodwill and other intangible assets

        Goodwill is reviewed for impairment annually as of October 1, or more frequently if events or circumstances indicate that the carrying value may not be recoverable.

        Goodwill is evaluated for impairment at the reporting unit level. A reporting unit is an operating segment or one level below an operating segment. For the annual impairment review in 2015, the reporting units were the same as the operating segments for Discrete Automation and Motion, Low Voltage Products, Power Products and Power Systems, while for the Process Automation operating segment, the reporting units were determined to be one level below the operating segment.

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

Note 2—Significant accounting policies (Continued)

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

Note 2—Significant accounting policies (Continued)

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

Note 2—Significant accounting policies (Continued)

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

Earnings per share

        Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the year. Diluted earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the year, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities include: outstanding written call options, outstanding options and shares granted subject to certain conditions under the Company's share-based payment arrangements. See further discussion related to earnings per share in Note 20 and of potentially dilutive securities in Note 18.

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

Note 2—Significant accounting policies (Continued)

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
Level 2:
Valuation inputs consist of observable inputs (other than Level 1 inputs) such as actively quoted prices for similar assets, quoted prices in inactive markets and inputs other than quoted prices such as interest rate yield curves, credit spreads, or inputs derived from other observable data by interpolation, correlation, regression or other means. The adjustments applied to quoted prices or the inputs used in valuation models may be both observable and unobservable. In these cases, the fair value measurement is classified as Level 2 unless the unobservable portion of the adjustment or the unobservable input to the valuation model is significant, in which case the fair value measurement would be classified as Level 3. Assets and liabilities valued or disclosed using Level 2 inputs include investments in certain funds, reverse repurchase agreements, certain debt securities that are not actively traded, interest rate swaps, commodity swaps, cash-settled call options, forward foreign exchange contracts, foreign exchange swaps and forward rate agreements, time deposits, as well as financing receivables and debt.
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

Note 2—Significant accounting policies (Continued)

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

Note 2—Significant accounting policies (Continued)

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

New accounting pronouncements

Applicable for current period

Simplifying the presentation of debt issuance costs

        In April 2015, an accounting standard update was issued to simplify the presentation of debt issuance costs. Under the update, the Company presents debt issuance costs related to a recognized debt liability in the balance sheet as a direct deduction from the carrying amount of that debt liability rather than as a non-current asset. The existing recognition and measurement guidance for debt issuance costs is not affected by this accounting standard update. In August 2015, an accounting standard update was issued to clarify that the Company may elect to present debt issuance costs related to a line-of-credit arrangement as an asset, regardless of whether or not there are any borrowings outstanding on the line-of-credit arrangement. The Company has elected to early adopt both updates. In connection with the adoption of the update, the Company reclassified deferred debt issuance costs of $26 million from "Other non-current assets" to "Long-term debt" at December 31, 2014, and has elected to continue to present debt issuance costs related to revolving credit facilities as an asset.

Simplifying the accounting for measurement-period adjustments

        In September 2015, an accounting standard update was issued to simplify the accounting for measurement-period adjustments in a business combination by eliminating the requirement to restate prior period financial statements for measurement-period adjustments. Under the update, the Company is required to recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined, including the cumulative effect of the change in provisional amount as if the accounting had been completed at the acquisition date. The adjustments related to previous reporting periods since the acquisition date must be disclosed by income statement line item either on the face of the income statement or in the notes. The Company elected to early adopt this update. The update is applied prospectively to measurement period adjustments that occur after the effective date. This update did not have a significant impact on the consolidated financial statements.

Note 2—Significant accounting policies (Continued)

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

        In August 2015, the effective date for the update was deferred and the update is now effective for the Company for annual and interim periods beginning January 1, 2018, and is to be applied either (i) retrospectively to each prior reporting period presented, with the option to elect certain defined practical expedients, or (ii) retrospectively with the cumulative effect of initially applying the update recognized at the date of adoption in retained earnings (with additional disclosure as to the impact on individual financial statement lines affected). Early adoption of the standard is permitted for annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is currently evaluating the impact of this update on its consolidated financial statements.

Disclosures for investments in certain entities that calculate net asset value per share (or its equivalent)

        In May 2015, an accounting standard update was issued regarding fair value disclosures for certain investments. Under the update, the Company would no longer categorize within the fair value hierarchy investments for which fair value is measured using the net asset value per share practical expedient. The amendments also remove the requirement to make certain disclosures for investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the Company has elected to measure the fair value using that practical expedient. This update is effective for the Company for annual and interim periods beginning January 1, 2016, with early adoption permitted, and is applicable retrospectively. The Company does not believe that this update will have a significant impact on its consolidated financial statements.

Simplifying the measurement of inventory

        In July 2015, an accounting standard update was issued to simplify the subsequent measurement of inventories by replacing the current lower of cost or market test with a lower of cost and net realizable value test. The guidance applies only to inventories for which cost is determined by methods other than last-in first-out and the retail inventory method. Net realizable value is the estimated selling price in the ordinary course of business less reasonably predictable costs of completion, disposal and transportation. The Company will early adopt this update in the first quarter of 2016 and apply it prospectively. The Company does not believe that this update will have a significant impact on its consolidated financial statements.

Note 2—Significant accounting policies (Continued)

Balance sheet classification of deferred taxes

        In November 2015, an accounting standard update was issued which removes the requirement to separate deferred tax liabilities and assets into current and non-current amounts and instead requires all such amounts, as well as any related valuation allowance, to be classified as non-current in the balance sheet. This update is effective for the Company for annual and interim periods beginning January 1, 2017, with early adoption permitted, and is applicable either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company is currently evaluating which transition method it will adopt and the impact of this update on its consolidated financial statements.

Recognition and measurement of financial assets and financial liabilities

        In January 2016, an accounting standard update was issued to enhance the reporting model for financial instruments, which includes amendments to address aspects of recognition, measurement, presentation and disclosure. Amongst others, the Company would be required to measure equity investments (except those accounted for under the equity method) at fair value with changes in fair value recognized in net income and to present separately financial assets and financial liabilities by measurement category and form of financial asset. This update is effective for the Company for annual and interim periods beginning January 1, 2018, with early adoption permitted for certain provisions. The Company is currently evaluating the impact of this update on its consolidated financial statements.

Note 3—Acquisitions and business divestments

Acquisitions

        Acquisitions were as follows:

($ in millions, except number of acquired businesses)	2015	2014	2013
Acquisitions (net of cash acquired)(1)	37	58	897
Aggregate excess of purchase price over fair value of net assets acquired(2)	34	9	525
Number of acquired businesses	3	6	7

(1)
Excluding changes in cost- and equity-accounted companies but including $2 million in 2013, representing the fair value of replacement vested stock options issued to Power-One employees at the acquisition date.

(2)
Recorded as goodwill (see Note 11). Includes adjustments of $42 million in 2014 and $63 million in 2013 arising during the measurement period of acquisitions, primarily reflecting a reduction in certain deferred tax liabilities related to Power-One and to Thomas & Betts Inc. (acquired in 2012), respectively.

        In the table above, the amount for "Acquisitions" and "Aggregate excess of purchase price over fair value of net assets acquired" in 2013 relates primarily to the acquisition of Power-One Inc. (Power-One).

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

Note 3—Acquisitions and business divestments (Continued)

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

Business divestments

        In 2014, the Company received proceeds (net of transaction costs and cash disposed) of $1,090 million, relating to divestments of consolidated businesses and recorded net gains of $543 million in "Other income (expense), net" on the sale of such businesses. In 2015 and 2013, there were no significant amounts recognized from divestments of consolidated businesses.

Note 4—Cash and equivalents, marketable securities and short-term investments

Current assets

        Cash and equivalents and marketable securities and short-term investments consisted of the following:

	December 31, 2015
($ in millions)	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
Cash	1,837			1,837	1,837
Time deposits	2,821			2,821	2,717	104
Other short-term investments	231			231		231
Debt securities available-for-sale:
—U.S. government obligations	120	2	(1)	121	—	121
—Other government obligations	2	—	—	2	—	2
—Corporate	519	1	(1)	519	11	508
Equity securities available-for-sale	658	9	—	667	—	667

Total	6,188	12	(2)	6,198	4,565	1,633

	December 31, 2014
($ in millions)	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
Cash	2,218			2,218	2,218
Time deposits	3,340			3,340	3,140	200
Other short-term investments	225			225		225
Debt securities available-for-sale:
—U.S. government obligations	135	2	(1)	136	—	136
—Other government obligations	2	—	—	2	—	2
—Corporate	734	4	(1)	737	85	652
Equity securities available-for-sale	98	12	—	110	—	110

Total	6,752	18	(2)	6,768	5,443	1,325

        Included in Other short-term investments at December 31, 2015 and 2014, are receivables of $224 million and $219 million, respectively, representing reverse repurchase agreements. These collateralized lendings, made to a financial institution, have maturity dates of less than one year.

Non-current assets

        Included in "Other non-current assets" are certain held-to-maturity marketable securities. At December 31, 2015, the amortized cost, gross unrecognized gain and fair value (based on quoted market prices) of these securities were $99 million, $11 million and $110 million, respectively. At December 31, 2014, the amortized cost, gross unrecognized gain and fair value (based on quoted market prices) of these securities were $95 million, $14 million and $109 million, respectively. These securities are pledged as security for certain outstanding deposit liabilities and the funds received at the respective maturity dates of the securities will only be available to the Company for repayment of these obligations.

Note 4—Cash and equivalents, marketable securities and short-term investments (Continued)

Gains, losses and contractual maturities

        Gross realized gains (reclassified from accumulated other comprehensive loss to income) on available-for-sale securities totaled $1 million, $2 million and $10 million in 2015, 2014 and 2013, respectively. Gross realized losses (reclassified from accumulated other comprehensive loss to income) on available-for-sale securities totaled $2 million and $23 million in 2015 and 2014, respectively, and were not significant in 2013. Such gains and losses were included in "Interest and other finance expense".

        In 2015, 2014 and 2013, other-than-temporary impairments recognized on available-for-sale equity securities were not significant.

        At December 31, 2015, 2014 and 2013, gross unrealized losses on available-for-sale securities that have been in a continuous unrealized loss position were not significant and the Company does not intend and does not expect to be required to sell these securities before the recovery of their amortized cost.

        There were no sales of held-to-maturity securities in 2015, 2014 and 2013.

        Contractual maturities of debt securities consisted of the following:

	December 31, 2015
	Available-for-sale		Held-to-maturity
($ in millions)	Cost basis	Fair value	Cost basis	Fair value
Less than one year	430	430	—	—
One to five years	160	161	99	110
Six to ten years	51	51	—	—

Total	641	642	99	110

        At December 31, 2015 and 2014, the Company pledged $92 million and $95 million, respectively, of available-for-sale marketable securities as collateral for issued letters of credit and other security arrangements.

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

Note 5—Derivative financial instruments (Continued)

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

Equity risk

        The Company is exposed to fluctuations in the fair value of its warrant appreciation rights (WARs) issued under its MIP. A WAR gives its holder the right to receive cash equal to the market price of an equivalent listed warrant on the date of exercise. To eliminate such risk, the Company has purchased cash-settled call options, indexed to the shares of the Company, which entitle the Company to receive amounts equivalent to its obligations under the outstanding WARs.

Volume of derivative activity

        In general, while the Company's primary objective in its use of derivatives is to minimize exposures arising from its business, certain derivatives are designated and qualify for hedge accounting treatment while others either are not designated or do not qualify for hedge accounting.

Foreign exchange and interest rate derivatives

        The gross notional amounts of outstanding foreign exchange and interest rate derivatives (whether designated as hedges or not) were as follows:

	Total notional amounts at December 31,
Type of derivative ($ in millions)	2015	2014	2013
Foreign exchange contracts	16,467	18,564	19,351
Embedded foreign exchange derivatives	2,966	3,013	3,049
Interest rate contracts	4,302	2,242	4,693

Note 5—Derivative financial instruments (Continued)

Derivative commodity contracts

        The following table shows the notional amounts of outstanding commodity derivatives (whether designated as hedges or not), on a net basis, to reflect the Company's requirements in the various commodities:

		Total notional amounts at December 31,
Type of derivative	Unit	2015	2014	2013
Copper swaps	metric tonnes	48,903	46,520	42,866
Aluminum swaps	metric tonnes	5,455	3,846	3,525
Nickel swaps	metric tonnes	18	—	18
Lead swaps	metric tonnes	14,625	6,550	7,100
Zinc swaps	metric tonnes	225	200	300
Silver swaps	ounces	1,727,255	1,996,845	1,936,581
Electricity futures	megawatt hours	—	—	279,995
Crude oil swaps	barrels	133,500	128,000	113,000

Equity derivatives

        At December 31, 2015, 2014 and 2013, the Company held 55 million, 61 million and 67 million cash-settled call options indexed to ABB Ltd shares (conversion ratio 5:1) with a total fair value of $13 million, $33 million and $56 million, respectively.

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

        At December 31, 2015, 2014 and 2013, "Accumulated other comprehensive loss" included net unrealized losses of $11 million and $21 million and net unrealized gains of $22 million, respectively, net of tax, on derivatives designated as cash flow hedges. Of the amount at December 31, 2015, net losses of $2 million are expected to be reclassified to earnings in 2016. At December 31, 2015, the longest maturity of a derivative classified as a cash flow hedge was 51 months.

        In 2015, 2014 and 2013, the amounts of gains or losses, net of tax, reclassified into earnings due to the discontinuance of cash flow hedge accounting and the amount of ineffectiveness in cash flow hedge relationships directly recognized in earnings were not significant.

Note 5—Derivative financial instruments (Continued)

        The pre-tax effects of derivative instruments, designated and qualifying as cash flow hedges, on "Accumulated other comprehensive loss" (OCI) and the Consolidated Income Statements were as follows:

2015
	Gains (losses) recognized in OCI on derivatives (effective portion)	Gains (losses) reclassified from OCI into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
Type of derivative designated as a cash flow hedge			($ in millions)		($ in millions)
	($ in millions)	Location		Location
Foreign exchange contracts	(11)	Total revenues	(36)	Total revenues	—
		Total cost of sales	11	Total cost of sales	—
Commodity contracts	(9)	Total cost of sales	(10)	Total cost of sales	—
Cash-settled call options	(6)	SG&A expenses(1)	(4)	SG&A expenses(1)	—

Total	(26)		(39)		—

2014
	Gains (losses) recognized in OCI on derivatives (effective portion)	Gains (losses) reclassified from OCI into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
Type of derivative designated as a cash flow hedge			($ in millions)		($ in millions)
	($ in millions)	Location		Location
Foreign exchange contracts	(42)	Total revenues	(9)	Total revenues	—
		Total cost of sales	8	Total cost of sales	—
Commodity contracts	(7)	Total cost of sales	(3)	Total cost of sales	—
Cash-settled call options	(16)	SG&A expenses(1)	(6)	SG&A expenses(1)	—

Total	(65)		(10)		—

2013
	Gains (losses) recognized in OCI on derivatives (effective portion)	Gains (losses) reclassified from OCI into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
Type of derivative designated as a cash flow hedge			($ in millions)		($ in millions)
	($ in millions)	Location		Location
Foreign exchange contracts	22	Total revenues	52	Total revenues	—
		Total cost of sales	(1)	Total cost of sales	—
Commodity contracts	(5)	Total cost of sales	(5)	Total cost of sales	—
Cash-settled call options	16	SG&A expenses(1)	8	SG&A expenses(1)	—

Total	33		54		—

(1)
SG&A expenses represent "Selling, general and administrative expenses".

        Net derivative losses of $30 million and $9 million and net derivative gains of $43 million, net of tax, were reclassified from "Accumulated other comprehensive loss" to earnings during 2015, 2014 and 2013, respectively.

Note 5—Derivative financial instruments (Continued)

Fair value hedges

        To reduce its interest rate exposure arising primarily from its debt issuance activities, the Company uses interest rate swaps. Where such instruments are designated as fair value hedges, the changes in the fair value of these instruments, as well as the changes in fair value of the risk component of the underlying debt being hedged, are recorded as offsetting gains and losses in "Interest and other finance expense". Hedge ineffectiveness of instruments designated as fair value hedges in 2015, 2014 and 2013, was not significant.

        The effect of derivative instruments, designated and qualifying as fair value hedges, on the Consolidated Income Statements was as follows:

2015
	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
Type of derivative designated as a fair value hedge	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	8	Interest and other finance expense	(4)

2014
	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
Type of derivative designated as a fair value hedge	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	84	Interest and other finance expense	(83)

2013
	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
Type of derivative designated as a fair value hedge	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	(34)	Interest and other finance expense	35

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

Note 5—Derivative financial instruments (Continued)

        The gains (losses) recognized in the Consolidated Income Statements on derivatives not designated in hedging relationships were as follows:

	Gains (losses) recognized in income
($ in millions) Type of derivative not designated as a hedge	Location	2015	2014	2013
Foreign exchange contracts	Total revenues	(216)	(533)	(95)
	Total cost of sales	16	19	80
	SG&A expenses(1)	13	2	(1)
	Non-order related research and development	(1)	—	—
	Interest and other finance expense	287	(260)	223
Embedded foreign exchange contracts	Total revenues	127	149	101
	Total cost of sales	(25)	(27)	(10)
	SG&A expenses(1)	(5)	—	—
Commodity contracts	Total cost of sales	(61)	(28)	(50)
	Interest and other finance expense	1	1	1
Interest rate contracts	Interest and other finance expense	(1)	(1)	(3)
Cash-settled call options	Interest and other finance expense	—	(1)	—
Cross-currency interest rate swaps	Interest and other finance expense	(1)	—	—

Total		134	(679)	246

(1)
SG&A expenses represent "Selling, general and administrative expenses".

        The fair values of derivatives included in the Consolidated Balance Sheets were as follows:

	December 31, 2015
	Derivative assets		Derivative liabilities
($ in millions)	Current in "Other current assets"	Non-current in "Other non-current assets"	Current in "Other current liabilities"	Non-current in "Other non-current liabilities"
Derivatives designated as hedging instruments:
Foreign exchange contracts	15	10	8	16
Commodity contracts	—	—	3	—
Interest rate contracts	6	86	—	—
Cash-settled call options	8	5	—	—

Total	29	101	11	16

Derivatives not designated as hedging instruments:
Foreign exchange contracts	172	32	237	81
Commodity contracts	2	—	29	9
Cross-currency interest rate swaps	—	—	—	1
Embedded foreign exchange derivatives	94	53	41	27

Total	268	85	307	118

Total fair value	297	186	318	134

Note 5—Derivative financial instruments (Continued)

	December 31, 2014
	Derivative assets		Derivative liabilities
($ in millions)	Current in "Other current assets"	Non-current in "Other non-current assets"	Current in "Other current liabilities"	Non-current in "Other non-current liabilities"
Derivatives designated as hedging instruments:
Foreign exchange contracts	9	9	20	16
Commodity contracts	—	—	3	—
Interest rate contracts	—	85	—	—
Cash-settled call options	21	11	—	—

Total	30	105	23	16

Derivatives not designated as hedging instruments:
Foreign exchange contracts	156	25	369	72
Commodity contracts	4	—	19	3
Cash-settled call options	1	1	—	—
Embedded foreign exchange derivatives	98	58	27	17

Total	259	84	415	92

Total fair value	289	189	438	108

        Close-out netting agreements provide for the termination, valuation and net settlement of some or all outstanding transactions between two counterparties on the occurrence of one or more pre-defined trigger events.

        Although the Company is party to close-out netting agreements with most derivative counterparties, the fair values in the tables above and in the Consolidated Balance Sheets at December 31, 2015 and 2014, have been presented on a gross basis.

        The Company's netting agreements and other similar arrangements allow net settlements under certain conditions. At December 31, 2015 and 2014, information related to these offsetting arrangements was as follows:

	December 31, 2015
($ in millions) Type of agreement or similar arrangement	Gross amount of recognized assets	Derivative liabilities eligible for set-off in case of default	Cash collateral received	Non-cash collateral received	Net asset exposure
Derivatives	336	(215)	—	—	121
Reverse repurchase agreements	224	—	—	(224)	—

Total	560	(215)	—	(224)	121

	December 31, 2015
($ in millions) Type of agreement or similar arrangement	Gross amount of recognized liabilities	Derivative liabilities eligible for set-off in case of default	Cash collateral pledged	Non-cash collateral pledged	Net liability exposure
Derivatives	384	(215)	(3)	—	166

Total	384	(215)	(3)	—	166

Note 5—Derivative financial instruments (Continued)

	December 31, 2014
($ in millions) Type of agreement or similar arrangement	Gross amount of recognized assets	Derivative liabilities eligible for set-off in case of default	Cash collateral received	Non-cash collateral received	Net asset exposure
Derivatives	322	(216)	—	—	106
Reverse repurchase agreements	219	—	—	(219)	—

Total	541	(216)	—	(219)	106

	December 31, 2014
($ in millions) Type of agreement or similar arrangement	Gross amount of recognized liabilities	Derivative liabilities eligible for set-off in case of default	Cash collateral pledged	Non-cash collateral pledged	Net liability exposure
Derivatives	502	(216)	(3)	—	283

Total	502	(216)	(3)	—	283

Note 6—Fair values

Recurring fair value measures

        The fair values of financial assets and liabilities measured at fair value on a recurring basis were as follows:

	December 31, 2015
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets
Available-for-sale securities in "Cash and equivalents":
Debt securities—Corporate	—	11	—	11
Available-for-sale securities in "Marketable securities and short-term investments":
Equity securities	—	667	—	667
Debt securities—U.S. government obligations	121	—	—	121
Debt securities—Other government obligations	—	2	—	2
Debt securities—Corporate	—	508	—	508
Derivative assets—current in "Other current assets"	1	296	—	297
Derivative assets—non-current in "Other non-current assets"	—	186	—	186

Total	122	1,670	—	1,792

Liabilities
Derivative liabilities—current in "Other current liabilities"	3	315	—	318
Derivative liabilities—non-current in "Other non-current liabilities"	—	134	—	134

Total	3	449	—	452

Note 6—Fair values (Continued)

	December 31, 2014
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets
Available-for-sale securities in "Cash and equivalents":
Debt securities—Corporate	—	85	—	85
Available-for-sale securities in "Marketable securities and short-term investments":
Equity securities	—	110	—	110
Debt securities—U.S. government obligations	136	—	—	136
Debt securities—Other government obligations	—	2	—	2
Debt securities—Corporate	—	652	—	652
Derivative assets—current in "Other current assets"	—	289	—	289
Derivative assets—non-current in "Other non-current assets"	—	189	—	189

Total	136	1,327	—	1,463

Liabilities
Derivative liabilities—current in "Other current liabilities"	—	438	—	438
Derivative liabilities—non-current in "Other non-current liabilities"	—	108	—	108

Total	—	546	—	546

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

Non-recurring fair value measures

        There were no significant non-recurring fair value measurements during 2015 and 2014.

Note 6—Fair values (Continued)

Disclosure about financial instruments carried on a cost basis

        The fair values of financial instruments carried on a cost basis were as follows:

	December 31, 2015
($ in millions)	Carrying value	Level 1	Level 2	Level 3	Total fair value
Assets
Cash and equivalents (excluding available-for-sale securities with original maturities up to 3 months):
Cash	1,837	1,837	—	—	1,837
Time deposits	2,717	—	2,717	—	2,717
Marketable securities and short-term investments (excluding available-for-sale securities):
Time deposits	104	—	104	—	104
Receivables under reverse repurchase agreements	224	—	224	—	224
Other short-term investments	7	7	—	—	7
Other non-current assets:
Loans granted	29	—	30	—	30
Held-to-maturity securities	99	—	110	—	110
Restricted cash and cash deposits	176	55	138	—	193
Liabilities
Short-term debt and current maturities of long-term debt (excluding capital lease obligations)	1,427	614	817	—	1,431
Long-term debt (excluding capital lease obligations)	5,889	5,307	751	—	6,058
Non-current deposit liabilities in "Other non-current liabilities"	215	—	244	—	244

	December 31, 2014
($ in millions)	Carrying value	Level 1	Level 2	Level 3	Total fair value
Assets
Cash and equivalents (excluding available-for-sale securities with original maturities up to 3 months):
Cash	2,218	2,218	—	—	2,218
Time deposits	3,140	—	3,140	—	3,140
Marketable securities and short-term investments (excluding available-for-sale securities):
Time deposits	200	—	200	—	200
Receivables under reverse repurchase agreements	219	—	219	—	219
Other short-term investments	6	6	—	—	6
Other non-current assets:
Loans granted	41	—	44	—	44
Held-to-maturity securities	95	—	109	—	109
Restricted cash and cash deposits	198	64	161	—	225
Liabilities
Short-term debt and current maturities of long-term debt (excluding capital lease obligations)	324	115	209	—	324
Long-term debt (excluding capital lease obligations)	7,198	6,148	1,404	—	7,552
Non-current deposit liabilities in "Other non-current liabilities"	222	—	267	—	267

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

  •
  Short-term debt and current maturities of long-term debt (excluding capital lease obligations):  Short-term debt includes commercial paper, bank borrowings and overdrafts. The carrying amounts of short-term debt and current maturities of long-term debt, excluding capital lease obligations, approximate their fair values.

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

Note 7—Receivables, net

        "Receivables, net" consisted of the following:

	December 31,
($ in millions)	2015	2014
Trade receivables	7,197	7,715
Other receivables	665	701
Allowance	(258)	(279)

	7,604	8,137
Unbilled receivables, net:
Costs and estimated profits in excess of billings	3,385	4,087
Advance payments consumed	(928)	(1,146)

	2,457	2,941

Total	10,061	11,078

        "Trade receivables" in the table above includes contractual retention amounts billed to customers of $545 million and $489 million at December 31, 2015 and 2014, respectively. Management expects that the substantial majority of related contracts will be completed and the substantial majority of the

Note 7—Receivables, net (Continued)

billed amounts retained by the customer will be collected. Of the retention amounts outstanding at December 31, 2015, 66 percent and 20 percent are expected to be collected in 2016 and 2017, respectively.

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

        The reconciliation of changes in the allowance for doubtful accounts is as follows:

($ in millions)	2015	2014	2013
Balance at January 1,	279	317	271
Additions	118	103	147
Deductions	(113)	(118)	(92)
Exchange rate differences	(26)	(23)	(9)

Balance at December 31,	258	279	317

Note 8—Inventories, net

        "Inventories, net" consisted of the following:

	December 31,
($ in millions)	2015	2014
Raw materials	1,793	2,105
Work in process	1,574	1,761
Finished goods	1,442	1,572
Advances to suppliers	188	253

	4,997	5,691
Advance payments consumed	(240)	(315)

Total	4,757	5,376

        "Work in process" in the table above contains inventoried costs relating to long-term contracts of $411 million and $338 million at December 31, 2015 and 2014, respectively. "Advance payments consumed" in the table above relates to contractual advances received from customers on work in process.

Note 9—Other non-current assets

        "Other non-current assets" consisted of the following:

	December 31,
($ in millions)	2015	2014
Pledged financial assets	220	229
Derivatives (including embedded derivatives) (see Note 5)	186	189
Investments	58	65
Restricted cash	55	64
Other	124	154

Total	643	701

        The Company entered into structured leasing transactions with U.S. investors prior to 1999. At the inception of the leasing arrangements the Company placed certain amounts in restricted cash deposits and held-to-maturity debt securities. These amounts, included as "Pledged financial assets" in the table above, are pledged as security for certain outstanding deposit liabilities included in "Other non-current liabilities" (see Note 13) and the funds received upon maturity of the respective pledged financial assets will only be available to the Company for repayment of these obligations.

        "Investments" represents shares and other equity investments carried at cost.

Note 10—Property, plant and equipment, net

        "Property, plant and equipment, net" consisted of the following:

	December 31,
($ in millions)	2015	2014
Land and buildings	4,003	4,142
Machinery and equipment	7,554	7,762
Construction in progress	559	653

	12,116	12,557
Accumulated depreciation	(6,840)	(6,905)

Total	5,276	5,652

        Assets under capital leases included in "Property, plant and equipment, net" were as follows:

	December 31,
($ in millions)	2015	2014
Land and buildings	149	192
Machinery and equipment	53	88

	202	280
Accumulated depreciation	(113)	(163)

Total	89	117

        In 2015, 2014 and 2013, depreciation, including depreciation of assets under capital leases, was $764 million, $851 million and $842 million, respectively.

Note 11—Goodwill and other intangible assets

        Changes in "Goodwill" were as follows:

($ in millions)	Discrete Automation and Motion	Low Voltage Products	Process Automation	Power Products	Power Systems	Corporate and Other	Total
Cost at January 1, 2014	3,914	3,059	1,229	736	1,709	41	10,688
Accumulated impairment charges	—	—	—	—	—	(18)	(18)

Balance at January 1, 2014	3,914	3,059	1,229	736	1,709	23	10,670
Goodwill acquired during the year(1)	(52)	1	24	9	—	27	9
Goodwill allocated to disposals	—	(181)	(19)	—	(7)	(27)	(234)
Exchange rate differences and other	(92)	(172)	(60)	(25)	(42)	(1)	(392)

Balance at December 31, 2014	3,770	2,707	1,174	720	1,660	22	10,053

Goodwill acquired during the year	24	—	6	4	—	—	34
Goodwill allocated to disposals	—	—	(1)	—	(23)	—	(24)
Exchange rate differences and other	(92)	(200)	(32)	(15)	(52)	(1)	(392)

Balance at December 31, 2015	3,702	2,507	1,147	709	1,585	21	9,671

(1)
Amounts include adjustments arising during the twelve-month measurement period subsequent to the respective acquisition date.

        In 2015, there were no significant acquisitions or divestments.

        In 2014, goodwill allocated to disposals primarily related to the divestments of the Meyer Steel Structures and heating, ventilation and air conditioning (HVAC) businesses of Thomas & Betts included in the Low Voltage Products segment.

        Intangible assets other than goodwill consisted of the following:

	December 31,
	2015			2014
($ in millions)	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Capitalized software for internal use	692	(567)	125	719	(599)	120
Capitalized software for sale	401	(357)	44	405	(354)	51
Intangibles other than software:
Customer-related	2,517	(767)	1,750	2,618	(623)	1,995
Technology-related	790	(585)	205	782	(479)	303
Marketing-related	308	(140)	168	314	(120)	194
Other	67	(22)	45	72	(33)	39

Total	4,775	(2,438)	2,337	4,910	(2,208)	2,702

Note 11—Goodwill and other intangible assets (Continued)

        Additions to intangible assets other than goodwill consisted of the following:

($ in millions)	2015	2014
Capitalized software for internal use	63	52
Capitalized software for sale	15	28
Intangibles other than software:
Technology-related	33	—
Other	—	16

Total	111	96

        There were no significant intangible assets acquired in business combinations during 2015 and 2014.

        Amortization expense of intangible assets other than goodwill consisted of the following:

($ in millions)	2015	2014	2013
Capitalized software for internal use	60	72	81
Capitalized software for sale	21	20	34
Intangibles other than software	315	362	361

Total	396	454	476

        In 2015, 2014 and 2013, impairment charges on intangible assets other than goodwill were not significant.

        At December 31, 2015, future amortization expense of intangible assets other than goodwill is estimated to be:

($ in millions)
2016	364
2017	271
2018	236
2019	175
2020	175
Thereafter	1,116

Total	2,337

Note 12—Debt

        The Company's total debt at December 31, 2015 and 2014, amounted to $7,439 million and $7,665 million, respectively.

Note 12—Debt (Continued)

Short-term debt and current maturities of long-term debt

        The Company's "Short-term debt and current maturities of long-term debt" consisted of the following:

	December 31,
($ in millions)	2015	2014
Short-term debt (weighted-average interest rate of 4.2% and 5.8%, respectively)	278	299
Current maturities of long-term debt (weighted-average nominal interest rate of 2.0% and 5.9%, respectively)	1,176	54

Total	1,454	353

        Short-term debt primarily represented short-term loans from various banks and issued commercial paper.

        At December 31, 2015, the Company had in place two commercial paper programs: a $2 billion Euro-commercial paper program for the issuance of commercial paper in a variety of currencies (which replaced the previous $1 billion Euro-commercial paper program in February 2014), and a $2 billion commercial paper program for the private placement of U.S. dollar denominated commercial paper in the United States. During 2014, the Company terminated its 5 billion Swedish krona commercial paper program which provided for the issuance of Swedish krona and euro-denominated commercial paper. At December 31, 2015 and 2014, $132 million and $120 million, respectively, was outstanding under the $2 billion program in the United States.

        In addition, during 2014, the Company replaced its $2 billion multicurrency revolving credit facility, maturing 2015, with a new 5-year multicurrency credit facility maturing in 2019. The new credit facility provided the Company an option in 2015 and 2016 to extend the maturity to 2020 and 2021, respectively. The Company exercised the option in 2015 to extend the maturity of the facility to 2020. The facility is for general corporate purposes. Interest costs on drawings under the facility are LIBOR or EURIBOR (depending on the currency of the drawings) plus a margin of 0.20 percent, while commitment fees (payable on the unused portion of the facility) amount to 35 percent of the margin, which represents commitment fees of 0.07 percent per annum. Utilization fees, payable on drawings, amount to 0.075 percent per annum on drawings up to one-third of the facility, 0.15 percent per annum on drawings in excess of one-third but less than or equal to two-thirds of the facility, or 0.30 percent per annum on drawings over two-thirds of the facility. No amount was drawn at December 31, 2015 and 2014. The facility contains cross-default clauses whereby an event of default would occur if the Company were to default on indebtedness as defined in the facility, at or above a specified threshold.

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

Note 12—Debt (Continued)

        The following table summarizes the Company's long-term debt considering the effect of interest rate swaps. Consequently, a fixed-rate debt subject to a fixed-to-floating interest rate swap is included as a floating rate debt in the table below:

	December 31,
	2015			2014
($ in millions, except % data)	Balance	Nominal rate	Effective rate	Balance	Nominal rate	Effective rate
Floating rate	2,285	2.7%	0.8%	2,310	2.7%	1.1%
Fixed rate	4,876	3.2%	3.2%	5,056	3.2%	3.2%

	7,161			7,366
Current portion of long-term debt	(1,176)	2.0%	1.4%	(54)	5.9%	5.9%

Total	5,985			7,312

        At December 31, 2015, the principal amounts of long-term debt repayable (excluding capital lease obligations) at maturity were as follows:

($ in millions)
2016	1,145
2017	823
2018	371
2019	1,381
2020	7
Thereafter	3,262

Total	6,989

        Details of the Company's outstanding bonds were as follows:

	December 31,
	2015			2014
		Nominal outstanding	Carrying value(1)		Nominal outstanding	Carrying value(1)
		(in millions)			(in millions)
Bonds:
2.5% USD Notes, due 2016	USD	600	$599	USD	600	$598
1.25% CHF Bonds, due 2016	CHF	500	$510	CHF	500	$511
1.625% USD Notes, due 2017	USD	500	$499	USD	500	$498
4.25% AUD Notes, due 2017	AUD	400	$297	AUD	400	$334
1.50% CHF Bonds, due 2018	CHF	350	$352	CHF	350	$351
2.625% EUR Instruments, due 2019	EUR	1,250	$1,363	EUR	1,250	$1,515
4.0% USD Notes, due 2021	USD	650	$641	USD	650	$640
2.25% CHF Bonds, due 2021	CHF	350	$383	CHF	350	$378
5.625% USD Notes, due 2021	USD	250	$279	USD	250	$283
2.875% USD Notes, due 2022	USD	1,250	$1,275	USD	1,250	$1,271
4.375% USD Notes, due 2042	USD	750	$722	USD	750	$721

Total			$6,920			$7,100

(1)
USD carrying values include unamortized debt issuance costs, bond discounts or premiums, as well as adjustments for fair value hedge accounting, where appropriate.

Note 12—Debt (Continued)

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

        The 1.50% CHF Bonds, due 2018, pay interest annually in arrears at a fixed annual rate of 1.5 percent. The Company has the option to redeem the bonds prior to maturity, in whole, at par plus accrued interest, if 85 percent of the aggregate principal amount of the bonds has been redeemed or purchased and cancelled.

        The 2.625% EUR Instruments, due 2019, pay interest annually in arrears at a fixed rate of 2.625 percent per annum.

        The 1.625% USD Notes, due 2017, pay interest semi-annually in arrears at a fixed annual rate of 1.625 percent. The 2.875% USD Notes, due 2022, pay interest semi-annually in arrears at a fixed annual rate of 2.875 percent. The 4.375% USD Notes, due 2042, pay interest semi-annually in arrears at a fixed annual rate of 4.375 percent. The Company may redeem any of these notes prior to maturity, in whole or in part, at the greater of (i) 100 percent of the principal amount of the notes to be redeemed and (ii) the sum of the present values of remaining scheduled payments of principal and interest (excluding interest accrued to the redemption date) discounted to the redemption date at a rate defined in the note terms, plus interest accrued at the redemption date. These notes, registered with the U.S. Securities and Exchange Commission, were issued by ABB Finance (USA) Inc., a 100 percent owned finance subsidiary, and were fully and unconditionally guaranteed by ABB Ltd. There are no significant restrictions on the ability of the parent company to obtain funds from its subsidiaries by dividend or loan. In reliance on Rule 3-10 of Regulation S-X, the separate financial statements of ABB Finance (USA) Inc. are not provided. The Company has entered into interest rate swaps for an aggregate nominal amount of $1,050 million to partially hedge its interest obligations on the 2.875% USD Notes, due 2022. After considering the impact of such swaps, $1,050 million of the outstanding principal is shown as floating rate debt in the table of long-term debt above.

        The 5.625% USD Notes, due 2021, pay interest semi-annually in arrears at a fixed annual rate of 5.625 percent. The Company has the option to redeem the notes prior to maturity at the greater of (i) 100 percent of the principal amount of the notes to be redeemed, and (ii) the sum of the present values of remaining scheduled payments of principal and interest (excluding interest accrued to the redemption date) discounted to the redemption date at a rate defined in the note terms, plus interest accrued at the redemption date.

        The 4.25% AUD Notes, due 2017, pay fixed interest of 4.25 percent semi-annually in arrears. The Company entered into interest rate swaps to hedge its interest obligations on these bonds. After considering the impact of such swaps, these bonds effectively became floating rate Australian dollar

Note 12—Debt (Continued)

obligations and consequently have been shown as floating rate debt in the table of long-term debt above.

        The Company's bonds contain cross-default clauses which would allow the bondholders to demand repayment if the Company were to default on any borrowing at or above a specified threshold. Furthermore, all such bonds constitute unsecured obligations of the Company and rank pari passu with other debt obligations.

        In addition to the bonds described above, included in long-term debt at December 31, 2015 and 2014, are capital lease obligations, bank borrowings of subsidiaries and other long-term debt, none of which is individually significant.

Note 13—Other provisions, other current liabilities and other non-current liabilities

        "Other Provisions" consisted of the following:

	December 31,
($ in millions)	2015	2014
Contract-related provisions	724	749
Restructuring and restructuring-related provisions	538	225
Provisions for contractual penalties and compliance and litigation matters	220	237
Provision for insurance-related reserves	190	239
Other	248	239

Total	1,920	1,689

        "Other current liabilities" consisted of the following:

	December 31,
($ in millions)	2015	2014
Employee-related liabilities	1,709	1,746
Accrued expenses	457	545
Non-trade payables	319	312
Derivative liabilities (see Note 5)	318	438
Other tax liabilities	271	271
Income taxes payable	240	293
Accrued customer rebates	161	165
Deferred income	156	169
Accrued interest	67	76
Pension and other employee benefits (see Note 17)	66	75
Other	53	167

Total	3,817	4,257

Note 13—Other provisions, other current liabilities and other non-current liabilities (Continued)

        "Other non-current liabilities" consisted of the following:

	December 31,
($ in millions)	2015	2014
Income tax related liabilities	851	760
Non-current deposit liabilities (see Note 9)	215	222
Derivative liabilities (see Note 5)	134	108
Environmental provisions (see Note 15)	86	109
Deferred income	85	89
Employee-related liabilities	66	52
Provisions for contractual penalties and compliance and litigation matters	31	41
Other	182	205

Total	1,650	1,586

Note 14—Leases

        The Company's lease obligations primarily relate to real estate and office equipment. Rent expense was $497 million, $558 million and $602 million in 2015, 2014 and 2013, respectively. Sublease income received by the Company on leased assets was $13 million, $17 million and $22 million in 2015, 2014 and 2013, respectively.

        At December 31, 2015, future net minimum lease payments for operating leases, having initial or remaining non-cancelable lease terms in excess of one year, consisted of the following:

($ in millions)
2016	417
2017	350
2018	286
2019	220
2020	180
Thereafter	304

1,757
Sublease income	(34)

Total	1,723

Note 14—Leases (Continued)

        At December 31, 2015, the future net minimum lease payments for capital leases and the present value of the net minimum lease payments consisted of the following:

($ in millions)
2016	32
2017	24
2018	22
2019	21
2020	15
Thereafter	82

Total minimum lease payments	196
Less amount representing estimated executory costs included in total minimum lease payments	(1)

Net minimum lease payments	195
Less amount representing interest	(71)

Present value of minimum lease payments	124

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

        The impact of environmental obligations on "Income from continuing operations, net of tax" was not significant in 2015, 2014 and 2013. The impact on "Income (loss) from discontinued operations, net of tax" was a charge of $41 million in 2013 and was not significant in 2015 and 2014.

Note 15—Commitments and contingencies (Continued)

        The effect of environmental obligations on the Company's Consolidated Statements of Cash Flows was not significant in 2015, 2014 and 2013.

        Environmental provisions included in the Company's Consolidated Balance Sheets were as follows:

	December 31,
($ in millions)	2015	2014
Other provisions	30	37
Other non-current liabilities	86	109

Total	116	146

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

Note 15—Commitments and contingencies (Continued)

Liabilities recognized

        At December 31, 2015 and 2014, the Company had aggregate liabilities of $160 million and $147 million, respectively, included in "Other provisions" and "Other non-current liabilities", for the above regulatory, compliance and legal contingencies, and none of the individual liabilities recognized was significant. As it is not possible to make an informed judgment on the outcome of certain matters and as it is not possible, based on information currently available to management, to estimate the maximum potential liability on other matters, there could be material adverse outcomes beyond the amounts accrued.

Guarantees

General

        The following table provides quantitative data regarding the Company's third-party guarantees. The maximum potential payments represent a "worst-case scenario", and do not reflect management's expected outcomes.

	December 31,
	2015	2014
($ in millions)	Maximum potential payments
Performance guarantees	209	232
Financial guarantees	77	72
Indemnification guarantees	50	50

Total	336	354

        The carrying amount of liabilities recorded in the Consolidated Balance Sheets reflects the Company's best estimate of future payments, which it may incur as part of fulfilling its guarantee obligations. In respect of the above guarantees, the carrying amounts of liabilities at December 31, 2015 and 2014, were not significant.

Performance guarantees

        Performance guarantees represent obligations where the Company guarantees the performance of a third party's product or service according to the terms of a contract. Such guarantees may include guarantees that a project will be completed within a specified time. If the third party does not fulfill the obligation, the Company will compensate the guaranteed party in cash or in kind. Performance guarantees include surety bonds, advance payment guarantees and standby letters of credit. There were no significant performance guarantees at December 31, 2015 and 2014.

        The Company is engaged in executing a number of projects as a member of consortia that include third parties. In certain of these cases, the Company guarantees not only its own performance but also the work of third parties. The original maturity dates of these guarantees range from one to six years. At December 31, 2015 and 2014, the maximum potential amount payable under these guarantees as a result of third-party non-performance was $136 million and $156 million, respectively.

Note 15—Commitments and contingencies (Continued)

Financial guarantees and commercial commitments

        Financial guarantees represent irrevocable assurances that the Company will make payment to a beneficiary in the event that a third party fails to fulfill its financial obligations and the beneficiary under the guarantee incurs a loss due to that failure.

        At December 31, 2015 and 2014, the Company had a maximum potential amount payable of $77 million and $72 million, respectively, under financial guarantees outstanding. Of these amounts, $17 million and $12 million at December 31, 2015 and 2014, respectively, was in respect of guarantees issued on behalf of companies in which the Company formerly had or has an equity interest. The guarantees outstanding have various maturity dates up to 2020.

        In addition, in the normal course of bidding for and executing certain projects, the Company has entered into standby letters of credit, bid/performance bonds and surety bonds (collectively "performance bonds") with various financial institutions. Customers can draw on such performance bonds in the event that the Company does not fulfill its contractual obligations. The Company would then have an obligation to reimburse the financial institution for amounts paid under the performance bonds. There have been no significant amounts reimbursed to financial institutions under these types of arrangements in 2015, 2014 and 2013.

Indemnification guarantees

        The Company has indemnified certain purchasers of divested businesses for potential claims arising from the operations of the divested businesses. To the extent the maximum potential loss related to such indemnifications could not be calculated, no amounts have been included under maximum potential payments in the table above. Indemnifications for which maximum potential losses could not be calculated include indemnifications for legal claims. There were no significant indemnification guarantees at December 31, 2015 and 2014.

Product and order-related contingencies

        The Company calculates its provision for product warranties based on historical claims experience and specific review of certain contracts.

        The reconciliation of the "Provisions for warranties", including guarantees of product performance, was as follows:

($ in millions)	2015	2014
Balance at January 1,	1,148	1,362
Net change in warranties due to acquisitions and divestments	—	11
Claims paid in cash or in kind	(281)	(319)
Net increase in provision for changes in estimates, warranties issued and warranties expired	301	224
Exchange rate differences	(79)	(130)

Balance at December 31,	1,089	1,148

Related party transactions

        The Company conducts business with certain companies where members of the Company's Board of Directors or Executive Committee act, or in recent years have acted, as directors or senior executives. The Company's Board of Directors has determined that the Company's business

Note 15—Commitments and contingencies (Continued)

relationships with those companies do not constitute material business relationships. This determination was made in accordance with the Company's related party transaction policy which was prepared based on the Swiss Code of Best Practice and the independence criteria set forth in the corporate governance rules of the New York Stock Exchange.

Note 16—Taxes

        "Provision for taxes" consisted of the following:

($ in millions)	2015	2014	2013
Current taxes	1,005	1,130	1,258
Deferred taxes	(217)	72	(136)

Tax expense from continuing operations	788	1,202	1,122

Tax expense (benefit) from discontinued operations	(2)	1	(8)

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

        The reconciliation of "Tax expense from continuing operations" at the weighted-average tax rate to the effective tax rate is as follows:

($ in millions, except % data)	2015	2014	2013
Income from continuing operations before taxes	2,840	3,896	4,066
Weighted-average global tax rate	21.8%	23.8%	22.7%
Income taxes at weighted-average tax rate	619	929	922
Items taxed at rates other than the weighted-average tax rate	(36)	146	110
Impact of non-deductible goodwill allocated to divested businesses	9	77	—
Changes in valuation allowance, net	57	52	31
Effects of changes in tax laws and enacted tax rates	—	(52)	1
Other, net	139	50	58

Tax expense from continuing operations	788	1,202	1,122

Effective tax rate for the year	27.7%	30.9%	27.6%

        In 2015, the benefit reported in "Items taxed at rates other than the weighted-average tax rate" predominantly included $50 million related to tax credits arising from research and development activities. In 2014 and 2013, the expense reported in "Items taxed at rates other than the weighted-average tax rate" predominantly related to tax credits arising in foreign jurisdictions for which the technical merits did not allow a benefit to be taken.

        In 2015, 2014 and 2013, "Changes in valuation allowance, net" included reductions in valuation allowances recorded in certain jurisdictions where the Company determined that it was more likely than not that such deferred tax assets (recognized for net operating losses and temporary differences in

Note 16—Taxes (Continued)

those jurisdictions) would be realized, as well as increases in the valuation allowance in certain other jurisdictions. In 2015, the "Changes in valuation allowance, net" included an expense of $21 million related to certain of the Company's operations in Asia. In 2014, the "Changes in valuation allowance, net" included an expense of $31 million related to certain of the Company's operations in South America and in 2013, the "Changes in valuation allowance, net" included an expense of $104 million related to certain of the Company's operations in Central Europe and South America, as well as a benefit of $42 million related to certain of the Company's operations in Central Europe.

        In 2014, the "Effects of change in tax laws and enacted tax rates" included a benefit of $62 million related to enacted changes in double tax treaties.

        In 2015, 2014 and 2013, "Other, net" of $139 million, $50 million and $58 million, respectively, included expenses of $52 million, $45 million and $71 million, respectively, in relation to items that were deducted for financial accounting purposes, but were not tax deductible, such as interest expense, local taxes on productive activities, disallowed meals and entertainment expenses and other similar items. In 2015, "Other, net" included a net charge of $74 million due to the interpretation of tax law and double tax treaty agreements by competent tax authorities.

        In 2014, "Provision for taxes" included $279 million relating to income taxes recorded on $543 million of net gains from sale of businesses. This expense is primarily included in "Income taxes at weighted-average tax rate" and "Impact of non-deductible goodwill allocated to divested businesses".

Note 16—Taxes (Continued)

        Deferred income tax assets and liabilities consisted of the following:

	December 31,
($ in millions)	2015	2014
Deferred tax assets:
Unused tax losses and credits	623	644
Provisions and other accrued liabilities	887	825
Pension	528	671
Inventories	267	297
Property, plant and equipment and other non-current assets	282	265
Other	89	112

Total gross deferred tax asset	2,676	2,814
Valuation allowance	(606)	(600)

Total gross deferred tax asset, net of valuation allowance	2,070	2,214
Deferred tax liabilities:
Property, plant and equipment	(279)	(343)
Intangibles and other non-current assets	(721)	(766)
Pension and other accrued liabilities	(143)	(191)
Inventories	(91)	(118)
Other current assets	(139)	(149)
Unremitted earnings	(523)	(612)
Other	(84)	(76)

Total gross deferred tax liability	(1,980)	(2,255)

Net deferred tax asset (liability)	90	(41)

Included in:
"Deferred taxes"—current assets	881	902
"Deferred taxes"—non-current assets	423	511
"Deferred taxes"—current liabilities	(249)	(289)
"Deferred taxes"—non-current liabilities	(965)	(1,165)

Net deferred tax asset (liability)	90	(41)

        Certain entities have deferred tax assets related to net operating loss carry-forwards and other items. As recognition of these assets in certain entities did not meet the more likely than not criterion, valuation allowances have been recorded and amount to $606 million and $600 million, at December 31, 2015 and 2014, respectively. "Unused tax losses and credits" at December 31, 2015 and 2014, in the table above, included $127 million and $151 million, respectively, for which the Company has established a full valuation allowance as, due to limitations imposed by the relevant tax law, the Company determined that, more likely than not, such deferred tax assets would not be realized.

        At December 31, 2015 and 2014, deferred tax liabilities totaling $523 million and $612 million, respectively, have been provided for primarily in respect of withholding taxes, dividend distribution taxes or additional corporate income taxes (hereafter "withholding taxes") on unremitted earnings which will be payable in foreign jurisdictions on the repatriation of earnings to Switzerland. Income which has been generated outside of Switzerland and has already been subject to corporate income tax in such foreign jurisdictions is, to a large extent, tax exempt in Switzerland. Therefore, generally no or only limited Swiss income tax has to be provided for on the repatriated earnings of foreign subsidiaries.

Note 16—Taxes (Continued)

        Certain countries levy withholding taxes on dividend distributions. Such taxes cannot always be fully reclaimed by the shareholder, although they have to be declared and withheld by the subsidiary. In 2015 and 2014, certain taxes arose in certain foreign jurisdictions for which the technical merits do not allow utilization of benefits. At December 31, 2015 and 2014, foreign subsidiary retained earnings subject to withholding taxes upon distribution of approximately $500 million and $100 million, respectively, were considered as permanently reinvested, as these funds are used for financing current operations as well as business growth through working capital and capital expenditure in those countries and, consequently, no deferred tax liability was recorded.

        At December 31, 2015, net operating loss carry-forwards of $2,144 million and tax credits of $92 million were available to reduce future taxes of certain subsidiaries. Of these amounts, $1,285 million of loss carry-forwards and $73 million of tax credits will expire in varying amounts through 2035. The largest amount of these carry-forwards related to the Company's Central Europe operations.

        Unrecognized tax benefits consisted of the following:

($ in millions)	Unrecognized tax benefits	Penalties and interest related to unrecognized tax benefits	Total
Classification as unrecognized tax items on January 1, 2013	669	127	796
Net change due to acquisitions and divestments	17	2	19
Increase relating to prior year tax positions	43	36	79
Decrease relating to prior year tax positions	(30)	—	(30)
Increase relating to current year tax positions	90	4	94
Decrease relating to current year tax positions	(1)	—	(1)
Decrease due to settlements with tax authorities	(18)	(5)	(23)
Decrease as a result of the applicable statute of limitations	(46)	(13)	(59)
Exchange rate differences	9	3	12

Balance at December 31, 2013, which would, if recognized, affect the effective tax rate	733	154	887
Net change due to acquisitions and divestments	(3)	1	(2)
Increase relating to prior year tax positions	25	39	64
Decrease relating to prior year tax positions	(24)	(7)	(31)
Increase relating to current year tax positions	85	—	85
Decrease relating to current year tax positions	(1)	—	(1)
Decrease due to settlements with tax authorities	(19)	(10)	(29)
Decrease as a result of the applicable statute of limitations	(36)	(19)	(55)
Exchange rate differences	(55)	(12)	(67)

Balance at December 31, 2014, which would, if recognized, affect the effective tax rate	705	146	851
Increase relating to prior year tax positions	52	38	90
Decrease relating to prior year tax positions	(33)	(3)	(36)
Increase relating to current year tax positions	155	—	155
Decrease due to settlements with tax authorities	(38)	(13)	(51)
Decrease as a result of the applicable statute of limitations	(62)	(15)	(77)
Exchange rate differences	(35)	(8)	(43)

Balance at December 31, 2015, which would, if recognized, affect the effective tax rate	744	145	889

Note 16—Taxes (Continued)

        In 2015, 2014 and 2013, the "Increase relating to current year tax positions" included a total of $127 million, $56 million and $62 million, respectively, in taxes related to the interpretation of tax law and double tax treaty agreements by competent tax authorities.

        At December 31, 2015, the Company expected the resolution, within the next twelve months, of uncertain tax positions related to pending court cases amounting to $17 million for taxes, penalties and interest. Otherwise, the Company had not identified any other significant changes which were considered reasonably possible to occur within the next twelve months.

        At December 31, 2015, the earliest significant open tax years that remained subject to examination were the following:

Region	Year
Europe	2007
The Americas	2012
Asia, Middle East & Africa	2006

Note 17—Employee benefits

        The Company operates defined benefit pension plans, defined contribution pension plans, and termination indemnity plans, in accordance with local regulations and practices. These plans cover a large portion of the Company's employees and provide benefits to employees in the event of death, disability, retirement, or termination of employment. Certain of these plans are multi-employer plans. The Company also operates other postretirement benefit plans including postretirement health care benefits and other employee-related benefits for active employees including long-service award plans. The measurement date used for the Company's employee benefit plans is December 31. The funding policies of the Company's plans are consistent with the local government and tax requirements.

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

Note 17—Employee benefits (Continued)

Obligations and funded status of the plans

        The change in benefit obligation, change in fair value of plan assets, and funded status recognized in the Consolidated Balance Sheets were as follows:

	2015	2014	2015	2014
($ in millions)	Defined pension benefits		Other postretirement benefits
Benefit obligations at January 1,	12,355	12,063	245	236
Service cost	267	243	1	1
Interest cost	305	409	8	10
Contributions by plan participants	76	81	—	—
Benefit payments	(614)	(632)	(15)	(14)
Benefit obligations of businesses acquired (divested)	—	(27)	—	—
Actuarial (gain) loss	(469)	1,536	(31)	14
Plan amendments and other	(141)	(64)	(27)	—
Exchange rate differences	(555)	(1,254)	(3)	(2)

Benefit obligation at December 31,	11,224	12,355	178	245

Fair value of plan assets at January 1,	10,465	10,930	—	—
Actual return on plan assets	(8)	918	—	—
Contributions by employer	243	308	15	14
Contributions by plan participants	76	81	—	—
Benefit payments	(614)	(632)	(15)	(14)
Plan assets of businesses acquired (divested)	—	(25)	—	—
Plan amendments and other	—	(68)	—	—
Exchange rate differences	(419)	(1,047)	—	—

Fair value of plan assets at December 31,	9,743	10,465	—	—

Funded status—underfunded	(1,481)	(1,890)	(178)	(245)

        The amounts recognized in "Accumulated other comprehensive loss" and "Noncontrolling interests" were:

	December 31,
	2015	2014	2013	2015	2014	2013
($ in millions)	Defined pension benefits			Other postretirement benefits
Net actuarial loss	(2,383)	(2,765)	(2,050)	(8)	(39)	(25)
Prior service (cost) credit	127	2	(21)	33	16	24

Amount recognized in OCI(1) and NCI(2)	(2,256)	(2,763)	(2,071)	25	(23)	(1)
Taxes associated with amount recognized in OCI and NCI	512	652	459	—	—	—

Amount recognized in OCI and NCI, net of tax(3)	(1,744)	(2,111)	(1,612)	25	(23)	(1)

(1)
OCI represent "Accumulated other comprehensive loss".

(2)
NCI represents "Noncontrolling interests".

(3)
NCI, net of tax, amounted to $0 million, $(3) million and $(3) million at December 31, 2015, 2014 and 2013, respectively.

Note 17—Employee benefits (Continued)

        In addition, the following amounts were recognized in the Company's Consolidated Balance Sheets:

	December 31,
	2015	2014	2015	2014
($ in millions)	Defined pension benefits		Other postretirement benefits
Overfunded plans	42	42	—	—
Underfunded plans—current	(18)	(19)	(14)	(16)
Underfunded plans—non-current	(1,505)	(1,913)	(164)	(229)

Funded status—underfunded	(1,481)	(1,890)	(178)	(245)

	December 31,
($ in millions)	2015	2014
Non-current assets
Overfunded pension plans	42	42
Other employee-related benefits	26	28

Prepaid pension and other employee benefits	68	70

	December 31,
($ in millions)	2015	2014
Current liabilities
Underfunded pension plans	(18)	(19)
Underfunded other postretirement benefit plans	(14)	(16)
Other employee-related benefits	(34)	(40)

Pension and other employee benefits (see Note 13)	(66)	(75)

	December 31,
($ in millions)	2015	2014
Non-current liabilities
Underfunded pension plans	(1,505)	(1,913)
Underfunded other postretirement benefit plans	(164)	(229)
Other employee-related benefits	(255)	(252)

Pension and other employee benefits	(1,924)	(2,394)

Note 17—Employee benefits (Continued)

        The funded status, calculated using the projected benefit obligation (PBO) and fair value of plan assets, for pension plans with a PBO in excess of fair value of plan assets (underfunded) or fair value of plan assets in excess of PBO (overfunded), respectively, was:

	December 31,
	2015			2014
($ in millions)	PBO	Assets	Difference	PBO	Assets	Difference
PBO exceeds assets	10,413	8,890	(1,523)	11,576	9,644	(1,932)
Assets exceed PBO	811	853	42	779	821	42

Total	11,224	9,743	(1,481)	12,355	10,465	(1,890)

        The accumulated benefit obligation (ABO) for all defined benefit pension plans was $10,924 million and $11,869 million at December 31, 2015 and 2014, respectively. The funded status, calculated using the ABO and fair value of plan assets for pension plans with ABO in excess of fair value of plan assets (underfunded) or fair value of plan assets in excess of ABO (overfunded), respectively, was:

	December 31,
	2015			2014
($ in millions)	ABO	Assets	Difference	ABO	Assets	Difference
ABO exceeds assets	8,781	7,496	(1,285)	9,921	8,091	(1,830)
Assets exceed ABO	2,143	2,247	104	1,948	2,374	426

Total	10,924	9,743	(1,181)	11,869	10,465	(1,404)

        All of the Company's other postretirement benefit plans are unfunded.

Components of net periodic benefit cost

        Net periodic benefit cost consisted of the following:

	2015	2014	2013	2015	2014	2013
($ in millions)	Defined pension benefits			Other postretirement benefits
Service cost	267	243	249	1	1	1
Interest cost	305	409	373	8	10	9
Expected return on plan assets	(456)	(481)	(479)	—	—	—
Amortization of prior service cost (credit)	38	27	34	(9)	(9)	(9)
Amortization of net actuarial loss	127	99	136	1	—	4
Curtailments, settlements and special termination benefits	5	4	1	—	—	2

Net periodic benefit cost	286	301	314	1	2	7

        The net actuarial loss and prior service cost for defined pension benefits estimated to be amortized from "Accumulated other comprehensive loss" into net periodic benefit cost in 2016 is $116 million and $40 million, respectively.

        The net prior service credit for other postretirement benefits estimated to be amortized from "Accumulated other comprehensive loss" into net periodic benefit cost in 2016 is $11 million. There is no significant actuarial gain or loss to be amortized in 2016.

Note 17—Employee benefits (Continued)

Assumptions

        The following weighted-average assumptions were used to determine benefit obligations:

	December 31,
	2015	2014	2015	2014
(in %)	Defined pension benefits		Other postretirement benefits
Discount rate	2.63	2.61	3.63	3.49
Rate of compensation increase	1.53	1.65	—	—
Rate of pension increase	0.92	1.04	—	—

        The discount rate assumptions are based upon AA-rated corporate bonds. In those countries with sufficient liquidity in corporate bonds, the Company used the current market long-term corporate bond yields and matched the bond duration with the average duration of the pension liabilities. In those countries where the liquidity of the AA-rated corporate bonds was deemed to be insufficient, the Company determined the discount rate by adding the credit spread derived from an AA corporate bond index in another relevant liquid market, as adjusted for interest rate differentials, to the domestic government bond curve or interest rate swap curve.

        The following weighted-average assumptions were used to determine the "Net periodic benefit cost":

	2015	2014	2013	2015	2014	2013
(in %)	Defined pension benefits			Other postretirement benefits
Discount rate	2.61	3.58	3.22	3.49	4.17	3.35
Expected long-term rate of return on plan assets	4.58	4.60	4.79	—	—	—
Rate of compensation increase	1.65	1.81	1.71	—	—	—

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

        The Company maintains other postretirement benefit plans, which are generally contributory with participants' contributions adjusted annually. The assumptions used were:

	December 31,
	2015	2014
Health care cost trend rate assumed for next year	7.68%	8.00%
Rate to which the trend rate is assumed to decline (the ultimate trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2028	2028

        A one-percentage-point change in assumed health care cost trend rates would have the following effects at December 31, 2015:

	1-percentage-point
($ in millions)	Increase	Decrease
Effect on total of service and interest cost	—	(1)
Effect on postretirement benefit obligation	13	(11)

Note 17—Employee benefits (Continued)

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

        The pension plan assets are invested in diversified portfolios that are managed by third-party asset managers, in accordance with local statutory regulations, pension plan rules and the respective plans' investment guidelines, as approved by the boards of trustees.

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

Target percentage
Asset class
Equity	25
Fixed income	56
Real estate	11
Other	8

100

        The actual asset allocations of the plans are in line with the target asset allocations.

        Equity assets primarily include investments in large-cap and mid-cap publicly-traded companies. Fixed income assets primarily include corporate bonds of companies from diverse industries and government bonds. Both fixed income and equity assets are invested either via funds or directly in segregated investment mandates, and include an allocation to emerging markets. Real estate consists primarily of direct investments in real estate in Switzerland held in the Swiss plans. The "Other" asset class includes investments in private equity, hedge funds, commodities, and cash and reflects a variety of investment strategies.

Note 17—Employee benefits (Continued)

        Based on the above global asset allocation and the fair values of the plan assets, the expected long-term return on assets at December 31, 2015, is 4.28 percent. The Company and the local boards of trustees regularly review the investment performance of the asset classes and individual asset managers. Due to the diversified nature of the investments, the Company is of the opinion that no significant concentration of risks exists in its pension fund assets.

        The Company does not expect any plan assets to be returned to the employer during 2016.

        At December 31, 2015 and 2014, plan assets include ABB Ltd's shares (as well as an insignificant amount of the Company's debt instruments) with a total value of $9 million and $15 million, respectively.

        The fair values of the Company's pension plan assets by asset class are presented below. For further information on the fair value hierarchy and an overview of the Company's valuation techniques applied, see the "Fair value measures" section of Note 2.

	December 31, 2015
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Asset class
Equity
Equity securities	364	—	—	364
Mutual funds/commingled funds	—	1,633	—	1,633
Emerging market mutual funds/commingled funds	—	328	—	328
Fixed income
Government and corporate securities	587	949	—	1,536
Government and corporate—mutual funds/commingled funds	—	3,257	—	3,257
Emerging market bonds—mutual funds/commingled funds	—	669	—	669
Real estate	—	74	1,106	1,180
Insurance contracts	—	121	—	121
Cash and short-term investments	160	219	—	379
Private equity	—	—	123	123
Hedge funds	—	—	94	94
Commodities	—	59	—	59

Total	1,111	7,309	1,323	9,743

Note 17—Employee benefits (Continued)

	December 31, 2014
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Asset class
Equity
Equity securities	433	—	—	433
Mutual funds/commingled funds	—	1,821	—	1,821
Emerging market mutual funds/commingled funds	—	487	—	487
Fixed income
Government and corporate securities	638	1,211	—	1,849
Government and corporate—mutual funds/commingled funds	—	3,521	—	3,521
Emerging market bonds—mutual funds/commingled funds	—	671	—	671
Real estate	—	94	842	936
Insurance contracts	—	126	—	126
Cash and short-term investments	274	56	—	330
Private equity	—	—	136	136
Hedge funds	—	—	93	93
Commodities	—	62	—	62

Total	1,345	8,049	1,071	10,465

        The following table represents the movements of those asset categories whose fair values use significant unobservable inputs (Level 3):

($ in millions)	Private equity	Hedge funds	Real estate	Commodities	Total Level 3
Balance at January 1, 2014	155	158	866	32	1,211
Return on plan assets
Assets still held at December 31, 2014	21	(3)	43	(5)	56
Assets sold during the year	3	8	—	—	11
Purchases (sales)	(39)	(59)	30	—	(68)
Transfers from Level 3	—	—	—	(27)	(27)
Exchange rate differences	(4)	(11)	(97)	—	(112)

Balance at December 31, 2014	136	93	842	—	1,071

Return on plan assets
Assets still held at December 31, 2015	(9)	1	54	—	46
Assets sold during the year	20	(1)	(1)	—	18
Purchases (sales)	(24)	—	215	—	191
Exchange rate differences	—	1	(4)	—	(3)

Balance at December 31, 2015	123	94	1,106	—	1,323

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

        Private equity investments include investments in partnerships and related funds. Such investments consist of publicly-traded and privately-held securities. Publicly-traded securities that are quoted in

Note 17—Employee benefits (Continued)

inactive markets are valued using available quotes and adjusted for liquidity restrictions. Privately-held securities are valued taking into account various factors, such as the most recent financing involving unrelated new investors, earnings multiple analyses using comparable companies and discounted cash flow analyses.

        Hedge funds are not normally exchange-traded and the shares of the funds cannot be redeemed daily. Depending on the fund structure, the fair values are derived through modeling techniques based on the values of the underlying assets adjusted to reflect liquidity and transferability restrictions.

Contributions

        Employer contributions were as follows:

	2015	2014	2015	2014
($ in millions)	Defined pension benefits		Other postretirement benefits
Total contributions to defined benefit pension and other postretirement benefit plans	243	308	15	14
Of which, discretionary contributions to defined benefit pension plans	31	75	—	—

        In 2015 and 2014, the discretionary contributions included non-cash contributions totaling $22 million and $25 million, respectively, of available-for-sale debt securities to certain of the Company's pension plans in the United Kingdom. In 2013, the discretionary contributions included non-cash contributions totaling $160 million of available-for-sale debt securities to certain of the Company's pension plans in Germany and the United Kingdom.

        The Company expects to contribute approximately $252 million, including $15 million of discretionary contributions, to its defined benefit pension plans in 2016. These discretionary contributions are expected to be non-cash contributions. The Company expects to contribute approximately $15 million to its other postretirement benefit plans in 2016.

        The Company also contributes to a number of defined contribution plans. The aggregate expense for these plans was $218 million, $236 million and $243 million in 2015, 2014 and 2013, respectively. Contributions to multi-employer plans were not significant in 2015, 2014 and 2013.

Estimated future benefit payments

        The expected future cash flows to be paid by the Company's plans in respect of pension and other postretirement benefit plans at December 31, 2015, are as follows:

($ in millions)	Defined pension benefits	Other postretirement benefits
2016	641	15
2017	604	15
2018	604	14
2019	595	14
2020	583	14
Years 2021 - 2025	2,822	63

Note 18—Share-based payment arrangements

        The Company has three principal share-based payment plans, as more fully described in the respective sections below. Compensation cost for equity-settled awards is recorded in "Total cost of sales" and in "Selling, general and administrative expenses" and totaled $61 million, $73 million and $71 million in 2015, 2014 and 2013, respectively. Compensation cost for cash-settled awards is recorded in "Selling, general and administrative expenses" and is disclosed in the "WARs", "LTIP" and "Other share-based payments" sections of this note. The total tax benefit recognized in 2015, 2014 and 2013, was not significant.

        At December 31, 2015, the Company had the ability to issue up to 94 million new shares out of contingent capital in connection with share-based payment arrangements. In addition, 37 million shares (of the 123 million shares held by the Company as treasury stock at December 31, 2015) could be used to settle share-based payment arrangements (the remaining shares of treasury stock are held for cancellation—see Note 19).

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

Warrants and options

        The fair value of each warrant and option is estimated on the date of grant using a lattice model that uses the weighted-average assumptions noted in the table below. Expected volatilities are based on implied volatilities from equivalent listed warrants on ABB Ltd shares. The expected term of the warrants and options granted is the contractual six-year life of each warrant and option, based on the fact that after the vesting period, a participant can elect to sell the warrant or option rather than exercise the right to purchase shares, thereby realizing the time value of the warrants and options. The risk-free rate is based on a six-year Swiss franc interest rate, reflecting the six-year contractual life of

Note 18—Share-based payment arrangements (Continued)

the warrants and options. In estimating forfeitures, the Company has used the data from previous comparable MIP launches.

	2015	2014	2013
Expected volatility	17%	18%	21%
Dividend yield	3.2%	2.9%	2.9%
Expected term	6 years	6 years	6 years
Risk-free interest rate	–0.3%	0.2%	0.6%

        Presented below is a summary of the activity related to warrants and options under the MIP:

	Number of instruments (in millions)	Number of shares (in millions)(1)	Weighted- average exercise price (in Swiss francs)(2)	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in millions of Swiss francs)(3)
Outstanding at January 1, 2015	342.7	68.5	20.64
Granted	86.5	17.3	19.50
Exercised(4)	(25.2)	(5.0)	18.69
Forfeited	(4.9)	(1.0)	20.43

Outstanding at December 31, 2015	399.1	79.8	20.51	3.5	27

Vested and expected to vest at December 31, 2015	390.6	78.1	20.52	3.4	27
Exercisable at December 31, 2015	173.1	34.6	20.40	1.9	27

(1)
Information presented reflects the number of shares of ABB Ltd that can be received upon exercise, as warrants and options have a conversion ratio of 5:1.

(2)
Information presented reflects the exercise price per share of ABB Ltd.

(3)
Computed using the closing price, in Swiss francs, of ABB Ltd shares on the SIX Swiss Exchange and the exercise price per share of ABB Ltd.

(4)
The cash received upon exercise amounted to approximately $101 million. The shares were delivered out of treasury stock.

        At December 31, 2015, there was $52 million of total unrecognized compensation cost related to non-vested options granted under the MIP. That cost is expected to be recognized over a weighted-average period of 2.0 years. The weighted-average grant-date fair value (per instrument) of options granted during 2015, 2014 and 2013, was 0.39 Swiss francs, 0.49 Swiss francs and 0.66 Swiss francs, respectively. In 2015 the aggregate intrinsic value (on the date of exercise) of instruments exercised was $10 million, while in 2014 it was not significant. There were no exercises in 2013.

Note 18—Share-based payment arrangements (Continued)

        Presented below is a summary, by launch, related to instruments outstanding at December 31, 2015:

Exercise price (in Swiss francs)(1)	Number of instruments (in millions)	Number of shares (in millions)(2)	Weighted- average remaining contractual term (in years)
22.50	36.7	7.3	0.4
25.50	43.1	8.6	1.4
15.75	58.1	11.6	2.4
17.50	14.5	2.9	2.4
21.50	83.7	16.7	3.4
21.00	77.3	15.5	4.7
19.50	85.7	17.2	5.6

Total number of instruments and shares	399.1	79.8	3.5

(1)
Information presented reflects the exercise price per share of ABB Ltd.

(2)
Information presented reflects the number of shares of ABB Ltd that can be received upon exercise.

WARs

        As each WAR gives the holder the right to receive cash equal to the market price of the equivalent listed warrant on date of exercise, the Company records a liability based upon the fair value of outstanding WARs at each period end, accreted on a straight-line basis over the three-year vesting period. In "Selling, general and administrative expenses", the Company recorded an expense of $26 million in 2013, as a result of changes in both the fair value and vested portion of the outstanding WARs. The amount recorded in 2015 and 2014 was not significant. To hedge its exposure to fluctuations in the fair value of outstanding WARs, the Company purchased cash-settled call options, which entitle the Company to receive amounts equivalent to its obligations under the outstanding WARs. The cash-settled call options are recorded as derivatives measured at fair value (see Note 5), with subsequent changes in fair value recorded in earnings to the extent that they offset the change in fair value of the liability for the WARs. In 2015 and 2014, the Company recorded an expense of $12 million and $11 million, respectively, and in 2013 an income of $16 million, in "Selling, general and administrative expenses" related to the cash-settled call options.

        The aggregate fair value of outstanding WARs was $13 million and $33 million at December 31, 2015 and 2014, respectively. The fair value of WARs was determined based upon the trading price of equivalent warrants listed on the SIX Swiss Exchange.

Note 18—Share-based payment arrangements (Continued)

        Presented below is a summary of the activity related to WARs:

Number of WARs (in millions)
Outstanding at January 1, 2015	61.2
Granted	10.5
Exercised	(15.9)
Forfeited	(0.6)

Outstanding at December 31, 2015	55.2

Exercisable at December 31, 2015	20.2

        The aggregate fair value at date of grant of WARs granted in 2015 and 2014 was not significant, while in 2013 it was $13 million. In both 2015 and 2013, share-based liabilities of $9 million were paid upon exercise of WARs by participants. In 2014, the amount paid was not significant.

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

	2015	2014	2013
Expected volatility	20%	18%	20%
Dividend yield	3.9%	3.1%	2.8%
Expected term	1 year	1 year	1 year
Risk-free interest rate	–0.8%	–0.1%	0.0%

Note 18—Share-based payment arrangements (Continued)

        Presented below is a summary of activity under the ESAP:

	Number of shares (in millions)(1)	Weighted- average exercise price (in Swiss francs)(2)	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in millions of Swiss francs)(2)(3)
Outstanding at January 1, 2015	3.9	20.97
Granted	3.7	18.78
Forfeited	(0.3)	20.96
Not exercised (savings returned plus interest)	(3.6)	20.97

Outstanding at December 31, 2015	3.7	18.78	0.8	—

Vested and expected to vest at December 31, 2015	3.6	18.78	0.8	—
Exercisable at December 31, 2015	—	—	—	—

(1)
Includes shares represented by ADS.

(2)
Information presented for ADS is based on equivalent Swiss franc denominated awards.

(3)
Computed using the closing price, in Swiss francs, of ABB Ltd shares on the SIX Swiss Exchange and the exercise price of each option in Swiss francs.

        The exercise prices per ABB Ltd share and per ADS of 18.78 Swiss francs and $19.10, respectively, for the 2015 grant, 20.97 Swiss francs and $21.81, respectively, for the 2014 grant, and 22.90 Swiss francs and $25.21, respectively, for the 2013 grant were determined using the closing price of the ABB Ltd share on SIX Swiss Exchange and ADS on the New York Stock Exchange on the respective grant dates. For the 2013 grant, the exercise price was effectively reduced as for every ten shares bought through exercise of the options one additional free share would be delivered; therefore the effective exercise prices per ABB Ltd share and per ADS were 20.82 Swiss francs and $22.92, respectively.

        At December 31, 2015, the total unrecognized compensation cost related to non-vested options granted under the ESAP was not significant. The weighted-average grant-date fair value (per option) of options granted during 2015, 2014 and 2013, was 1.07 Swiss francs, 1.19 Swiss francs and 2.79 Swiss francs, respectively. The total intrinsic value (on the date of exercise) of options exercised in 2013 was $24 million while in 2015 and 2014 it was not significant.

LTIP

        The Company has a long-term incentive plan (LTIP) for members of its Executive Committee and selected other senior executives (Eligible Participants), as defined in the terms of the LTIP. The LTIP involves annual conditional grants of the Company's stock to such Eligible Participants that are subject to certain conditions.

        The 2015 LTIP launch is composed of two performance components: (i) a component which is based on the achievement of a consolidated net income threshold and (ii) a component which is based on the Company's earnings per share performance. The 2014 and 2013 launches under the LTIP are each composed of two components: (i) a performance component based on the Company's earnings per share performance and (ii) a retention component.

Note 18—Share-based payment arrangements (Continued)

        For shares to vest under the threshold net income component of the 2015 LTIP launch, the Company's consolidated net income has to reach a certain level set by the Board of Directors at the launch of the LTIP. The shares will not vest if this threshold is not achieved and will vest at 100 percent if this threshold is equaled or exceeded. In addition, the Eligible Participant has to fulfill the service condition as defined in the terms and conditions of the LTIP.

        For the earnings per share performance component of the 2015, 2014 and 2013 LTIP launches, the actual number of shares that will vest at a future date is dependent on (i) the Company's weighted cumulative earnings per share performance over three financial years, beginning with the year of launch, and (ii) the fulfillment of the service condition as defined in the terms and conditions of the LTIP. The cumulative earnings per share performance is weighted as follows: 33 percent of the first year's result, 67 percent of the second year's result and 100 percent of the third year's result. The actual number of shares that ultimately vest will vary depending on the weighted cumulative earnings per share outcome, interpolated between a lower threshold (no shares vest) and an upper threshold (the number of shares vesting is capped at 200 percent of the conditional grant).

        Under the retention component of the 2014 and 2013 LTIP launches, each Eligible Participant was conditionally granted an individually defined maximum number of shares which fully vest at the end of the respective vesting periods (if the participant remains an Eligible Participant until the end of such period).

        Under the threshold net income component of the 2015 LTIP launch, an Eligible Participant receives 70 percent of the shares that have vested in the form of shares and 30 percent of the value of the shares that have vested in cash, with the possibility to elect to also receive the 30 percent portion in shares rather than in cash. For the 2015 LTIP launch, under the earnings per share performance component, an Eligible Participant receives 70 percent of the shares that have vested in the form of shares and 30 percent of the value of the shares that have vested in cash, with the possibility to elect to also receive the 30 percent portion in shares rather than in cash, while for the 2014 and 2013 LTIP launches an Eligible Participant receives, in cash, 100 percent of the value of the shares that have vested. Under the retention component of the 2014 and 2013 LTIP launches, an Eligible Participant receives 70 percent of the shares that have vested in the form of shares and 30 percent of the value of the shares that have vested in cash, with the possibility to elect to also receive the 30 percent portion in shares rather than in cash.

        Presented below is a summary of activity under the LTIP:

	Number of Shares
	Equity & Cash or choice of 100% Equity Settlement(1) (in millions)	Only Cash Settlement(2) (in millions)	Total (in millions)	Weighted- average grant-date fair value per share (Swiss francs)
Nonvested at January 1, 2015	1.7	1.0	2.7	18.85
Granted	1.0	—	1.0	21.54
Vested	(0.6)	(0.2)	(0.8)	15.30
Forfeited	—	(0.1)	(0.1)	16.08

Nonvested at December 31, 2015	2.1	0.7	2.8	20.96

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

        At December 31, 2015, there was $16 million of total unrecognized compensation cost related to equity-settled awards under the LTIP. That cost is expected to be recognized over a weighted-average period of 2.1 years. The compensation cost recorded in 2015, 2014 and 2013, for cash-settled awards was not significant.

        The aggregate fair value, at the dates of grant, of shares granted in 2015, 2014 and 2013, was approximately $23 million, $22 million and $22 million, respectively. The total grant-date fair value of shares that vested during 2015 and 2014 was $12 million and $15 million, respectively, while in 2013 it was not significant. The weighted-average grant-date fair value (per share) of shares granted during 2015, 2014 and 2013, was 21.54 Swiss francs, 20.35 Swiss francs and 20.92 Swiss francs, respectively.

        For the net income threshold component of the 2015 LTIP launch, the fair value of the granted shares is based on the probability of reaching the threshold as well as on the market price of the ABB Ltd share at grant date for equity-settled awards and at each reporting date for cash-settled awards. For the earnings per share component of the 2015 LTIP launch, the fair value of granted shares is based on the market price of the ABB Ltd share at grant date for equity-settled awards and at each reporting date for cash-settled awards, as well as the probable outcome of the earnings per share achievement that would result in the vesting of the highest number of shares, as computed using a Monte Carlo simulation model. The main inputs to this model are the Company's and external financial analysts' revenue growth rates and Operational EBITA margin expectations. For the retention component under the 2014 and 2013 LTIP launches, the fair value of granted shares for equity-settled awards is the market price of the ABB Ltd share on grant date and the fair value of granted shares for cash-settled awards is the market price of the ABB Ltd share at each reporting date.

Other share-based payments

        The Company has other minor share-based payment arrangements with certain employees. The compensation cost related to these arrangements in 2015, 2014 and 2013, was not significant.

Note 19—Stockholders' equity

        At both December 31, 2015 and 2014, the Company had 2,819 million authorized shares, of which 2,315 million were registered and issued.

        At the Annual General Meeting of Shareholders (AGM) in April 2015, shareholders approved the proposals of the Board of Directors to distribute a total of 0.72 Swiss francs per share to shareholders, comprising of a dividend of 0.55 Swiss francs paid out of ABB Ltd's capital contribution reserves and a distribution of 0.17 Swiss francs by way of a nominal value reduction (reduction in the par value of each share) from 1.03 Swiss francs to 0.86 Swiss francs. The approved dividend distribution amounted to $1,317 million and was paid in May 2015. The nominal value reduction was registered in July 2015 in the commercial register of the canton of Zurich, Switzerland, and was paid in the third quarter of 2015. The approved nominal value reduction was recorded in the second quarter of 2015 as a reduction to Capital stock and additional paid-in capital of $349 million and a reduction in Retained earnings of $54 million. At the AGM held in April 2014 and at the AGM held in April 2013, shareholders

Note 19—Stockholders' equity (Continued)

approved the payment of a dividend of 0.70 Swiss francs per share and 0.68 Swiss francs per share, respectively, out of the capital contribution reserve in stockholders' equity of the unconsolidated statutory financial statements of ABB Ltd, prepared in accordance with Swiss law. The dividends were paid in May 2014 (amounting to $1,841 million) and May 2013 (amounting to $1,667 million), respectively.

        In the second quarter of 2014, the Company purchased on the open market an aggregate of 12.0 million of its own shares to be available for delivery under its employee share programs. These transactions resulted in an increase in "Treasury stock" of $282 million.

        Furthermore, in September 2014, the Company announced a share buyback program for the purchase of up to $4 billion of its own shares over a period ending no later than September 2016. The Company intends that approximately three quarters of the shares to be purchased will be held for cancellation (after approval from shareholders) and the remainder will be purchased to be available for its employee share programs. Shares acquired for cancellation are acquired through a separate trading line on the SIX Swiss Exchange (on which only the Company can purchase shares), while shares acquired for delivery under employee share programs are acquired through the ordinary trading line. In 2014, under the announced share buyback program, the Company purchased 26.0 million shares for cancellation and 6.8 million shares to support its employee share programs. These transactions resulted in an increase in Treasury stock of $733 million. In 2015, under the announced share buyback program, the Company purchased 60.2 million shares for cancellation and 13.1 million shares to support its employee share programs. These transactions resulted in an increase in Treasury stock of $1,501 million. Subsequent to December 31, 2015, and up to February 24, 2016, the Company purchased, under the announced share buyback program, an additional 13.3 million shares, for approximately $231 million.

        Upon and in connection with each launch of the Company's MIP, the Company sold call options to a bank at fair value, giving the bank the right to acquire shares equivalent to the number of shares represented by the MIP warrant and WAR awards to participants. Under the terms of the agreement with the bank, the call options can only be exercised by the bank to the extent that MIP participants have either sold or exercised their warrants or exercised their WARs. At December 31, 2015, such call options representing 10.7 million shares and with strike prices ranging from 15.75 to 21.50 Swiss francs (weighted-average strike price of 19.45 Swiss francs) were held by the bank. The call options expire in periods ranging from May 2018 to August 2021. However, only 1.5 million of these instruments, with strike prices ranging from 15.75 to 21.50 Swiss francs (weighted-average strike price of 17.44 Swiss francs), could be exercised at December 31, 2015, under the terms of the agreement with the bank.

        In addition to the above, at December 31, 2015, the Company had further outstanding obligations to deliver:

  •
  up to 7.3 million shares relating to the options granted under the 2010 launch of the MIP, with a strike price of 22.50 Swiss francs, vested in May 2013 and expiring in May 2016,

  •
  up to 8.6 million shares relating to the options granted under the 2011 launch of the MIP, with a strike price of 25.50 Swiss francs, vested in May 2014 and expiring in May 2017,

  •
  up to 14.5 million shares relating to the options granted under the 2012 launches of the MIP, with a weighted-average strike price of 16.10 Swiss francs, vested in May 2015 and expiring in May 2018,

  •
  up to 16.7 million shares relating to the options granted under the 2013 launch of the MIP, with a strike price of 21.50 Swiss francs, vesting in May 2016 and expiring in May 2019,

Note 19—Stockholders' equity (Continued)

  •
  up to 15.5 million shares relating to the options granted under the 2014 launch of the MIP, with a strike price of 21.00 Swiss francs, vesting in August 2017 and expiring in August 2020,

  •
  up to 17.2 million shares relating to the options granted under the 2015 launch of the MIP, with a strike price of 19.50 Swiss francs, vesting in August 2018 and expiring in August 2021,

  •
  up to 3.7 million shares relating to the ESAP, vesting and expiring in October 2016,

  •
  up to 2.1 million shares to Eligible Participants under the 2015, 2014 and 2013, launches of the LTIP, vesting and expiring in June 2018, August 2017 and June 2016, respectively, and

  •
  up to 1.0 million shares in connection with certain other share-based payment arrangements with employees.

        See Note 18 for a description of the above share-based payment arrangements.

        In 2015 and 2014, the Company delivered 5.3 million and 1.3 million shares, respectively, out of treasury stock, for options exercised in relation to the MIP. No call options were exercised in 2013. In addition, in November 2014 and 2013, the Company delivered 0.6 million and 3.7 million, respectively, from treasury stock, under the ESAP. In 2015 the number of shares delivered under the ESAP was not significant.

        Amounts available to be distributed as dividends to the stockholders of ABB Ltd are based on the requirements of Swiss law and ABB Ltd's Articles of Incorporation, and are determined based on amounts presented in the unconsolidated financial statements of ABB Ltd, prepared in accordance with Swiss law. At December 31, 2015, the total unconsolidated stockholders' equity of ABB Ltd was 9,687 million Swiss francs ($9,793 million), including 1,991 million Swiss francs ($2,012 million) representing share capital, 10,191 million Swiss francs ($10,304 million) representing reserves and 2,495 million Swiss francs ($2,523 million) representing a reduction of equity for own shares (treasury stock). Of the reserves, 2,495 million Swiss francs ($2,523 million) relating to own shares and 398 million Swiss francs ($402 million) representing 20 percent of share capital, are restricted and not available for distribution.

        In February 2016, the Company announced that a proposal will be put to the 2016 AGM for approval by the shareholders to distribute 0.74 Swiss francs per share to shareholders by way of a nominal value reduction (a reduction of 0.74 Swiss francs in the par value of each share from 0.86 Swiss francs to 0.12 Swiss francs).

Note 20—Earnings per share

        Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the year. Diluted earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the year, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise outstanding written call options and outstanding options and shares granted subject to certain conditions under the Company's share-based payment arrangements. In 2015, 2014 and 2013, outstanding securities representing a maximum of 78 million, 59 million and 47 million shares, respectively, were excluded from the calculation of diluted earnings per share as their inclusion would have been anti-dilutive.

Note 20—Earnings per share (Continued)

Basic earnings per share:

($ in millions, except per share data in $)	2015	2014	2013
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	1,930	2,570	2,824
Income (loss) from discontinued operations, net of tax	3	24	(37)

Net income	1,933	2,594	2,787

Weighted-average number of shares outstanding (in millions)	2,226	2,288	2,297
Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.87	1.12	1.23
Income (loss) from discontinued operations, net of tax	—	0.01	(0.02)

Net income	0.87	1.13	1.21

Diluted earnings per share:

($ in millions, except per share data in $)	2015	2014	2013
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	1,930	2,570	2,824
Income (loss) from discontinued operations, net of tax	3	24	(37)

Net income	1,933	2,594	2,787

Weighted-average number of shares outstanding (in millions)	2,226	2,288	2,297
Effect of dilutive securities:
Call options and shares	4	7	8

Adjusted weighted-average number of shares outstanding (in millions)	2,230	2,295	2,305

Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.87	1.12	1.23
Income (loss) from discontinued operations, net of tax	—	0.01	(0.02)

Net income	0.87	1.13	1.21

Note 21—Other comprehensive income

        The following table includes amounts recorded within "Total other comprehensive income (loss)" including the related income tax effects.

	2015			2014			2013
($ in millions)	Before tax	Tax effect	Net of tax	Before tax	Tax effect	Net of tax	Before tax	Tax effect	Net of tax
Foreign currency translation adjustments:
Net change during the year	(1,105)	47	(1,058)	(1,691)	11	(1,680)	133	8	141
Available-for-sale securities:
Net unrealized gains (losses) arising during the year	(8)	1	(7)	(14)	5	(9)	(4)	—	(4)
Reclassification adjustments for net (gains) losses included in net income	1	—	1	21	(6)	15	(14)	1	(13)

Net change during the year	(7)	1	(6)	7	(1)	6	(18)	1	(17)

Pension and other postretirement plans:
Prior service (costs) credits arising during the year	113	(25)	88	(5)	2	(3)	(20)	4	(16)
Net actuarial gains (losses) arising during the year	285	(75)	210	(826)	212	(614)	423	(132)	291
Amortization of prior service cost included in net income	29	(3)	26	18	(1)	17	25	(2)	23
Amortization of net actuarial loss included in net income	128	(37)	91	99	(20)	79	140	(41)	99

Net change during the year	555	(140)	415	(714)	193	(521)	568	(171)	397

Cash flow hedge derivatives:
Net gains (losses) arising during the year	(26)	6	(20)	(65)	13	(52)	33	(5)	28
Reclassification adjustments for net (gains) losses included in net income	39	(9)	30	10	(1)	9	(54)	11	(43)

Net change during the year	13	(3)	10	(55)	12	(43)	(21)	6	(15)

Total other comprehensive income (loss)	(544)	(95)	(639)	(2,453)	215	(2,238)	662	(156)	506

Note 21—Other comprehensive income (Continued)

        The following table shows changes in "Accumulated other comprehensive loss" (OCI) attributable to ABB, by component, net of tax:

($ in millions)	Foreign currency translation adjustments	Unrealized gains (losses) on available-for-sale securities	Pension and other postretirement plan adjustments	Unrealized gains (losses) of cash flow hedge derivatives	Total OCI
Balance at January 1, 2013	(580)	24	(2,004)	37	(2,523)
Other comprehensive (loss) income before reclassifications	141	(4)	275	28	440
Amounts reclassified from OCI	—	(13)	122	(43)	66

Total other comprehensive (loss) income	141	(17)	397	(15)	506
Less:
Amounts attributable to noncontrolling interests	(8)	—	3	—	(5)

Balance at December 31, 2013	(431)	7	(1,610)	22	(2,012)

Other comprehensive (loss) income before reclassifications	(1,680)	(9)	(617)	(52)	(2,358)
Amounts reclassified from OCI	—	15	96	9	120

Total other comprehensive (loss) income	(1,680)	6	(521)	(43)	(2,238)
Less:
Amounts attributable to noncontrolling interests	(9)	—	—	—	(9)

Balance at December 31, 2014	(2,102)	13	(2,131)	(21)	(4,241)

Other comprehensive (loss) income before reclassifications	(1,058)	(7)	298	(20)	(787)
Amounts reclassified from OCI	—	1	117	30	148

Total other comprehensive (loss) income	(1,058)	(6)	415	10	(639)
Less:
Amounts attributable to noncontrolling interests	(25)	—	3	—	(22)

Balance at December 31, 2015	(3,135)	7	(1,719)	(11)	(4,858)

Note 21—Other comprehensive income (Continued)

        The following table reflects amounts reclassified out of OCI in respect of Pension and other postretirement plan adjustments and Unrealized gains (losses) of cash flow hedge derivatives:

($ in millions) Details about OCI components	Location of (gains) losses reclassified from OCI	2015	2014	2013
Pension and other postretirement plan adjustments:
Amortization of prior service cost	Net periodic benefit cost(1)	29	18	25
Amortization of net actuarial losses	Net periodic benefit cost(1)	128	99	140

Total before tax		157	117	165
Tax	Provision for taxes	(40)	(21)	(43)

Amounts reclassified from OCI		117	96	122

Unrealized gains (losses) of cash flow hedge derivatives:
Foreign exchange contracts	Total revenues	36	9	(52)
	Total cost of sales	(11)	(8)	1
Commodity contracts	Total cost of sales	10	3	5
Cash-settled call options	SG&A expenses(2)	4	6	(8)

Total before tax		39	10	(54)
Tax	Provision for taxes	(9)	(1)	11

Amounts reclassified from OCI		30	9	(43)

(1)
These components are included in the computation of net periodic benefit cost (see Note 17).

(2)
SG&A expenses represent "Selling, general and administrative expenses".

        The amounts reclassified out of OCI in respect of Unrealized gains (losses) on available-for-sale securities were not significant in 2015, 2014 and 2013.

Note 22—Restructuring and related expenses

White Collar Productivity program

        In September 2015, the Company announced a two-year program aimed at making the Company leaner, faster and more customer-focused. Planned productivity improvements include the rapid expansion and use of regional shared service centers as well as the streamlining of global operations and head office functions, with business units moving closer to their respective key markets. In the course of this program, the Company will implement and execute various restructuring initiatives across all operating segments and regions.

Note 22—Restructuring and related expenses (Continued)

        The following table outlines the cumulative costs incurred to date and the total amount of costs expected to be incurred under the program per operating segment:

($ in millions)	Cumulative costs incurred up to December 31, 2015	Total expected costs
Discrete Automation and Motion	45	169
Low Voltage Products	60	126
Process Automation	91	137
Power Products	42	155
Power Systems	46	82
Corporate and Other	86	183

Total	370	852

        Of the total expected costs of $852 million the majority is related to employee severance costs.

        The Company recorded the following expenses under this program:

($ in millions)	2015
Employee severance costs	364
Estimated contract settlement, loss order and other costs	5
Inventory and long-lived asset impairments	1

Total	370

        Expenses associated with this program are recorded in the following line items in the Consolidated Income Statements:

($ in millions)	2015
Total cost of sales	122
Selling, general and administrative expenses	187
Non-order related research and development expenses	38
Other income (expense), net	23

Total	370

        Liabilities associated with the White Collar Productivity program are primarily included in "Other provisions". The following table shows the activity during 2015 by expense type:

($ in millions)	Employee severance costs	Contract settlement, loss order and other costs	Total
Liability at January 1, 2015	—	—	—
Expenses	364	5	369
Cash payments	(34)	(1)	(35)

Liability at December 31, 2015	330	4	334

Note 22—Restructuring and related expenses (Continued)

Other restructuring-related activities

        In addition, in 2015, 2014 and 2013, the Company executed various other minor restructuring-related activities and incurred charges of $256 million, $235 million and $252 million, respectively, which were mainly recorded in "Total cost of sales".

($ in millions)	2015	2014	2013
Employee severance costs	207	177	154
Estimated contract settlement, loss order and other costs	27	31	78
Inventory and long-lived asset impairments	22	27	20

Total	256	235	252

        At December 31, 2015 and 2014, the balance of other restructuring-related liabilities is primarily included in "Other provisions".

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

Note 23—Operating segment and geographic data (Continued)

    Company and by third parties, for power generation, transmission and distribution utilities, other infrastructure utilities, as well as other industrial and commercial enterprises.

  •
  Corporate and Other:  includes headquarters, central research and development, the Company's real estate activities, Group treasury operations and other minor business activities.

        Effective January 1, 2015, the Company changed its primary measure of segment performance from Operational EBITDA to Operational EBITA, which represents income from operations excluding amortization expense on intangibles arising upon acquisitions (acquisition-related amortization), restructuring and restructuring-related expenses, gains and losses on sale of businesses, acquisition-related expenses and certain non-operational items, as well as foreign exchange/commodity timing differences in income from operations consisting of: (i) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities).

        The segment performance for 2014 and 2013 has been restated to reflect this change.

        The CODM primarily reviews the results of each segment on a basis that is before the elimination of profits made on inventory sales between segments. Segment results below are presented before these eliminations, with a total deduction for intersegment profits to arrive at the Company's consolidated Operational EBITA. Intersegment sales and transfers are accounted for as if the sales and transfers were to third parties, at current market prices.

        The following tables present segment revenues, Operational EBITA, the reconciliations of consolidated Operational EBITA to income from continuing operations before taxes, as well as depreciation and amortization, and capital expenditures for 2015, 2014 and 2013, as well as total assets at December 31, 2015, 2014 and 2013.

	2015
($ in millions)	Third-party revenues	Intersegment revenues	Total revenues
Discrete Automation and Motion	8,492	635	9,127
Low Voltage Products	6,210	337	6,547
Process Automation	6,235	139	6,374
Power Products	8,352	1,198	9,550
Power Systems	6,132	210	6,342
Corporate and Other	60	1,459	1,519
Intersegment elimination	—	(3,978)	(3,978)

Consolidated	35,481	—	35,481

Note 23—Operating segment and geographic data (Continued)

	2014
($ in millions)	Third-party revenues	Intersegment revenues	Total revenues
Discrete Automation and Motion	9,296	846	10,142
Low Voltage Products	7,117	415	7,532
Process Automation	7,745	203	7,948
Power Products	8,782	1,551	10,333
Power Systems	6,686	334	7,020
Corporate and Other	204	1,592	1,796
Intersegment elimination	—	(4,941)	(4,941)

Consolidated	39,830	—	39,830

	2013
($ in millions)	Third-party revenues	Intersegment revenues	Total revenues
Discrete Automation and Motion	8,909	1,006	9,915
Low Voltage Products	7,338	391	7,729
Process Automation	8,287	210	8,497
Power Products	9,096	1,936	11,032
Power Systems	8,025	350	8,375
Corporate and Other	193	1,583	1,776
Intersegment elimination	—	(5,476)	(5,476)

Consolidated	41,848	—	41,848

Note 23—Operating segment and geographic data (Continued)

($ in millions)	2015	2014	2013
Operational EBITA:
Discrete Automation and Motion	1,271	1,589	1,622
Low Voltage Products	1,096	1,241	1,265
Process Automation	755	958	1,022
Power Products	1,178	1,319	1,435
Power Systems	274	(96)	326
Corporate and Other and Intersegment elimination	(405)	(536)	(523)

Consolidated Operational EBITA	4,169	4,475	5,147
Acquisition-related amortization	(310)	(380)	(390)
Restructuring and restructuring-related expenses(1)	(674)	(235)	(252)
Gains and losses on sale of businesses, acquisition-related expenses and certain non-operational items	(120)	482	(181)
Foreign exchange/commodity timing differences in income from operations:
Unrealized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	67	(223)	60
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(68)	(42)	14
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	(15)	101	(11)

Income from operations	3,049	4,178	4,387
Interest and dividend income	77	80	69
Interest and other finance expense	(286)	(362)	(390)

Income from continuing operations before taxes	2,840	3,896	4,066

(1)
Amounts also include the incremental implementation costs in relation to the White Collar Productivity program.

	Depreciation and amortization			Capital expenditure(1)			Total assets(1) at December 31,
($ in millions)	2015	2014	2013	2015	2014	2013	2015	2014	2013
Discrete Automation and Motion	295	309	285	145	192	214	9,452	10,123	10,931
Low Voltage Products	271	301	323	166	184	204	7,481	7,978	9,389
Process Automation	75	88	87	52	49	68	3,851	4,268	4,537
Power Products	191	217	223	164	220	252	6,869	7,396	7,669
Power Systems	138	175	183	75	92	101	6,120	6,855	7,905
Corporate and Other	190	215	217	274	289	267	7,583	8,232	7,601

Consolidated	1,160	1,305	1,318	876	1,026	1,106	41,356	44,852	48,032

(1)
Capital expenditure and Total assets are after intersegment eliminations and therefore reflect third-party activities only.

Geographic information

        Effective January 1, 2015, the Company streamlined its regional organization, reducing the number of regions to three. The geographic information for revenues in 2014 and 2013, and for long-lived assets at December 31, 2014, has been restated to reflect this change.

Note 23—Operating segment and geographic data (Continued)

        Geographic information for revenues and long-lived assets was as follows:

	Revenues			Long-lived assets at December 31,
($ in millions)	2015	2014	2013	2015	2014
Europe	11,602	13,745	14,450	3,253	3,460
The Americas	10,554	11,490	12,133	1,113	1,215
Asia, Middle East and Africa	13,325	14,595	15,265	910	977

Total	35,481	39,830	41,848	5,276	5,652

        Revenues by geography reflect the location of the customer. Approximately 20 percent, 19 percent and 18 percent of the Company's total revenues in 2015, 2014, and 2013, respectively, came from customers in the United States. Approximately 13 percent, 13 percent, and 12 percent of the Company's total revenues in 2015, 2014, and 2013, respectively, were generated from customers in China. In 2015, 2014 and 2013, more than 98 percent of the Company's total revenues were generated from customers outside Switzerland.

        Long-lived assets represent "Property, plant and equipment, net" and are shown by location of the assets. At December 31, 2015, approximately 16 percent of the Company's long-lived assets were located in each of Switzerland, the United States and Sweden. At December 31, 2014, approximately 16 percent of the long-lived assets were located in each of Switzerland and the United States while approximately 15% were located in Sweden.

        The Company does not segregate revenues derived from transactions with external customers for each type or group of products and services. Accordingly, it is not practicable for the Company to present revenues from external customers by product and service type.

2016 Realignment of segments

        On September 9, 2015, the Company announced a reorganization of its operating segments aimed at delivering more customer value in a better, more focused way from its combined power and automation offering. Effective January 1, 2016, ABB commenced operating with four segments, namely Discrete Automation and Motion, Electrification Products, Process Automation and Power Grids.

        There were no significant changes in the Discrete Automation and Motion segment.
        The new Electrification Products segment includes the combined businesses of the previous Low Voltage Products segment and the Medium Voltage Products business, previously included in the former Power Products segment.

        The scope of businesses in the Process Automation segment has been expanded to include the Distributed Control Systems business from the former Power Systems segment.

        The new Power Grids segment includes the remaining businesses of the former Power Products and Power Systems segments, excluding the businesses transferred to other segments as described above.