Form 20-F/A
period 2017-12-31
ABB LTD
filed 2018-03-09
CIK 1091587

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

Affolternstrasse 44 CH-8050 Zurich, Switzerland
(Address of principal executive offices)

Richard A. Brown Affolternstrasse 44 CH-8050 Zurich, Switzerland Telephone: +41-43-317-7111 Facsimile: +41-43-317-7992
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

☒ Yes   ☐ No

If this is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

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

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

* Listed on the New York Stock Exchange not for trading or quotation purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

EXPLANATORY NOTE

This Amendment No. 1 (“Form 20-F/A”) to our Annual Report on Form 20-F for the year ended December 31, 2017 (the “Original Filing”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 23, 2018, is being filed for the sole purpose of amending and restating in its entirety “Item 19. Exhibits” under Part III of the Original Filing to include hyperlinks to each listed exhibit as required by Form 20-F. Due to a technical error, some of these hyperlinks could not be created in our original February 23, 2018 filing. Except as noted above, this Form 20-F/A does not update or modify any disclosures in or reflect any events occurring after the filing of the Original Filing. Accordingly, this Form 20-F/A should be read in conjunction with the Original Filing.

PART III

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

4.2

Indenture dated as of May 8, 2012, among ABB Finance (USA) Inc., ABB and Deutsche Bank Trust Company Americas, pursuant to which ABB has fully and unconditionally guaranteed payment of principal, premium, if any, and interest in respect of any notes issued thereunder. On May 8, 2012, ABB’s subsidiary, ABB Finance (USA) Inc., issued $500,000,000 aggregate principal amount of 1.625% notes due 2017, $1,250,000,000 aggregate principal amount of 2.875% notes due 2022 and $750,000,000 aggregate principal amount of 4.375% notes due 2042 under the Indenture. Incorporated by reference to Form 6-K filed by ABB Ltd on March 9, 2018.

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

ABB LTD

	By:	/s/ Timo Ihamuotila
Date: March 9, 2018		Name:	Timo Ihamuotila
		Title:	Executive Vice President and
Chief Financial Officer

	By:	/s/ Richard A. Brown
Date: March 9, 2018		Name:	Richard A. Brown
		Title:	Group Senior Vice President and
Chief Counsel Corporate & Finance