Form 20-F
period 2020-12-31
ABB LTD
filed 2021-02-26
CIK 1091587

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________
FORM
20-F
☐
REGISTRATION STATEMENT

PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended
December 31, 2020
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
Affolternstrasse 44
CH-8050
,
Zurich
,
Switzerland

(Address of principal executive offices)
Richard A. Brown
Affolternstrasse 44
CH-8050
,
Zurich
,
Switzerland
Telephone: +
41
-
43
-
317-7111
Facsimile:
+41-43-317-7992

(Name, Telephone, E-mail and/or Facsimile

number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the

Act:
Title of each class Trading Symbol(s) Name of each exchange on which registered
American Depositary Shares
,

each representing one Registered Share
ABB
New York Stock Exchange
Registered Shares, par value CHF 0.12
N/A
New York Stock Exchange
*
_________________________________________
Securities registered or to be registered pursuant to Section 12(g) of the

Act: None.
Securities for which there is a reporting obligation pursuant to

Section 15(d) of the Act: None.
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
2,030,834,169

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
Yes
☒

No
☐
Indicate by check mark whether the registrant is a large

accelerated filer, an accelerated filer,

a non-accelerated filer, or an emerging growth company

.

See definition of
“large accelerated filer,” “accelerated filer,

”

and “emerging growth company” in Rule 12b-2 of the Exchange

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
Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a

report on and attestation to its management’s

assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15

U.S.C. 7262(b)) by the registered public accounting firm tha

t

prepared or issued its audit report.

☒

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

(i)
TABLE OF CONTENTS
Page
PART

I
4
Item 1. Identity of Directors, Senior Management and Advisers
4
Item 2. Offer Statistics and Expected Timetable
4
Item 3. Key Information
4
Item 4. Information on the Company 17
Item 4A. Unresolved Staff Comments 34
Item 5. Operating and Financial Review and Prospects 35
Item 6. Directors, Senior Management and Employees 81
Item 7. Major Shareholders and Related Party Transactions 133
Item 8. Financial Information 133
Item 9. The Offer and Listing 135
Item 10. Additional Information 135
Item 11.
Quantitative and Qualitative

Disclosures About Market Risk
143
Item 12. Description of Securities Other than Equity Securities 145
PART

II
146
Item 13. Defaults, Dividend Arrearages and Delinquencies 146
Item 14.
Material Modifications to the Rights of Security Holders

and Use of Proceeds
146
Item 15. Controls and Procedures 146
Item 16A. Audit Committee Financial Expert
147
Item 16B. Code of Ethics
147
Item 16C. Principal Accountant Fees and Services
148
Item 16D. Exemptions from the Listing Standards for Audit Committees
148
Item 16E.
Purchase of Equity Securities by Issuer and Affiliated

Purchasers
149
Item 16F.
Change in Registrant’s Certifying

Accountant
149
Item 16G. Corporate Governance 149
Item 16H. Mine Safety Disclosure 149
PART

III
150
Item 17. Financial Statements 150
Item 18. Financial Statements 150
Item 19. Exhibits 151

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

telephone number +41-43-317-7111.
FINANCIAL AND OTHER INFORMATION
The Consolidated Financial Statements of ABB Ltd, including

the Notes thereto, as of December 31, 2020 and
2019, and for each of the years in the three-year period

ended December 31, 2020, (our Consolidated Financial
Statements) have been prepared in accordance with United

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
Emirates; (vii) “INR” and “Indian Rupee”

refer to the lawful currency of India, and (viii) “HKD” refers to the

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

2020,

was $1.00 = CHF 0.8841.

The
twelve o’clock buying rate for Swiss francs on February

19,

2021,

was $1.00 = CHF 0.8948.
FORWARD

-LOOKING STATEMENTS
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

These forward looking statements include, but are not limited to, statements about our financial condition and
performance, operating results, liquidity and our ability

to fund our business operations and initiatives, the impact of the
COVID-19 pandemic on our business, capital expenditure

and debt service obligations, plans regarding

our capital
structure, ability to take advantage of market opportunities and drive growth, our products and service offerings and
their anticipated performance and impact across various

industries and consumer segments, anticipated benefits to

the
shareholders, planned divestments, acquisitions and integration,

and related synergies and other benefits, investment and
risk management strategies, volatility in the credit

markets, oil prices, foreign currency exchange rates and other market conditions, trends and opportunities, industry trends and

expectations, including the Energy and Fourth Industrial
Revolutions and changing consumer behavior and demands,

our ability to respond to changing business and economic
conditions, our comparative advantages, our commitments

and contingencies, availability of raw materials, and other
plans, goals, strategies, priorities and initiatives related to our business, including our brand management initiative, the implementation of ABB Way,

and cost-saving measures, as well as, the following:
•

statements in “Item 3. Key Information—Dividends and

Dividend Policy”

regarding our policy on future
dividend payments,
•

statements in “Item 3. Key Information—Risk Factors,”
•

statements in “Item 5. Operating and Financial Review and

Prospects”

regarding our management
objectives, including our outlook, as well as trends in results, prices,

volumes, operations, margins and
overall market trends, and
•

statements in “Item 8. Financial Information—Legal Proceedings

”

regarding the outcome of certain legal
and compliance matters.
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
Business, economic and industry risks
•

Our business is exposed to risks associated with the COVID

-19 pandemic.
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

•

The uncertainties relating to the United Kingdom’s

new relationship with the European Union and its
potential impact on the relationship between Switzerland

and the European Union, may have a negative
effect on cross-border trade and our business.
Operational risks
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
•

We may be

the subject of product liability claims.
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
Legal and regulatory risks
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

General risk factors
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

Financial Statements as of and for each of the years ended
December 31, 2020, 2019 and 2018, were audited by KPMG AG.

Our Consolidated Financial Statements as of
December 31, 2017, and for each of the years ended

December 31, 2017 and 2016, were audited by Ernst & Young

AG.
Our Consolidated Financial Statements as of December

31, 2016 have not been audited following the reclassification in
2018 of the Power Grids business from continuing operations

to discontinued operations.

INCOME STATEMENT

DATA:
($ in millions, except per share data in $) 2020 2019 2018 2017 2016
Total

revenues
26,134 27,978 27,662 25,196 24,929
Total

cost of sales
(18,256) (19,072) (19,118) (17,350) (17,396)
Gross profit 7,878 8,906 8,544 7,846 7,533
Selling, general and administrative expenses (4,895) (5,447) (5,295) (4,765) (4,532)
Non-order related research and development expenses (1,127) (1,198) (1,147) (1,013) (967)
Impairment of goodwill (311) — — — —
Other income (expense), net

48 (323) 124 162 (105)
Income from operations 1,593 1,938 2,226 2,230 1,929
Interest and dividend income

51 67 72 73 71
Interest and other finance expense

(240) (215) (262) (234) (201)
Losses from extinguishment of debt (162) — — — —
Non-operational pension (cost) credit (401) 72 83 33 (38)
Income from continuing operations before

taxes
841 1,862 2,119 2,102 1,761
Income tax expense (496) (772) (544) (583) (526)
Income from continuing operations, net of

tax
345 1,090 1,575 1,519 1,235
Income from discontinued operations, net of tax

4,860 438 723 846 799
Net income 5,205 1,528 2,298 2,365 2,034
Net income attributable to noncontrolling interests

(59) (89) (125) (152) (135)
Net income attributable to ABB 5,146 1,439 2,173 2,213 1,899
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax

294 1,043 1,514 1,441 1,172
Income from discontinued operations, net of tax

4,852 396 659 772 727
Net income

5,146 1,439 2,173 2,213 1,899
Basic earnings per share attributable

to ABB shareholders:
Income from continuing operations, net of tax

0.14 0.49 0.71 0.67 0.54
Income from discontinued operations, net of tax

2.30 0.19 0.31 0.36 0.34
Net income

2.44 0.67 1.02 1.04 0.88
Diluted earnings per share attributable

to ABB shareholders:
Income from continuing operations, net of tax

0.14 0.49 0.71 0.67 0.54
Income from discontinued operations, net of tax

2.29 0.19 0.31 0.36 0.34
Net income

2.43 0.67 1.02 1.03 0.88
Weighted

-average number of shares outstanding

(in millions)
used to compute:
Basic earnings per share attributable to ABB shareholders

2,111 2,133 2,132 2,138 2,151
Diluted earnings per share attributable to ABB shareholders

2,119 2,135 2,139 2,148 2,154

BALANCE SHEET DATA:
unaudited
December 31,
($ in millions) 2020 2019 2018 2017 2016
Cash and equivalents and current restricted cash

3,601 3,544 3,445 4,526 3,644
Marketable securities and short-term investments

2,108 566 712 1,083 1,953
Restricted cash - non-current
300 — — — —
Total assets
(1)
41,088 46,108 44,441 43,458 39,391
Long-term debt (excluding current maturities of long-term
debt) 4,828 6,772 6,587 6,682 5,785
Total debt
(2)
6,121 9,059 8,618 7,408 6,783
Common stock
188 188 188 188 192
Total stockholders’

equity (including noncontrolling interests)

15,999 13,980 14,534 15,349 13,897

CASH FLOW DATA:
($ in millions) 2020 2019 2018 2017 2016
Operating activities:
Net cash provided by operating activities — continuing operations

1,875 1,899 2,352 2,588 2,607
Net cash provided by (used in) operating activities — discontinued
operations

(182) 426 572 1,211 1,236
Net cash provided by operating activities
1,693 2,325 2,924 3,799 3,843
Investing activities:
Net cash used in investing activities — continuing operations
(2,272) (651) (2,908) (1,118) (1,108)
Net cash provided by (used in) investing activities — discontinued
operations
9,032 (164) (177) (332) (197)
Net cash provided by (used in) investing activities
6,760 (815) (3,085) (1,450) (1,305)
Financing activities:
Net cash used in financing activities — continuing operations
(8,206) (1,328) (741) (1,688) (3,308)
Net cash provided by (used in) financing activities — discontinued
operations
31 (55) (48) (47) (47)
Net cash used in financing activities
(8,175) (1,383) (789) (1,735) (3,355)

(1)

Total assets

includes ass

ets held for

sale and in

discontinued

operations. See

“Note 3 - Discontinued

operations”

to our Consolidated
Financial Statements.
(2)

Total debt

is equal to

the sum of short

-term debt (including

current maturities

of long-term

debt) and long

-term debt.

DIVIDENDS AND DIVIDEND POLICY
Payment of dividends is subject to general business conditions,

ABB’s current and expected

financial condition
and performance and other relevant factors including

growth opportunities. ABB’s current

dividend policy is to pay a
rising, sustainable annual

dividend per share over time.
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
At December 31, 2020, the total unconsolidated stockholders’ equity of ABB Ltd was CHF 9,063 million,
including CHF 260 million representing share capital, CHF 12,032 million representing reserves and CHF 3,229 million
representing a reduction of equity for own shares (treasury

stock). Of the reserves, CHF 3,229 million relating to own
shares and CHF 52 million representing 20 percent of share

capital, are restricted and not available for distribution.

With respect to the years

ended December 31, 2016, 2017,

2018 and 2019,

ABB Ltd paid a dividend of
CHF 0.76 (USD 0.76) per share, CHF 0.78 (USD 0.81)

per share, CHF 0.80 (USD 0.79) per share and CHF 0.80
(USD 0.82)

per share,

respectively.

The USD amounts for each of the foregoing dividend payments made in CHF have
been translated using the average rates of the months

in which the dividends were paid.
With respect to the year ended December

31, 2020,

ABB Ltd’s Board of Directors

has proposed to pay a
dividend of CHF 0.80 per share to shareholders. The distribution is subject to approval by shareholders at ABB Ltd’s
2021 Annual General Meeting (AGM).
For further information on dividends and dividend policy

see “Item 6. Directors, Senior Management and
Employees—Shareholders—Shareholders’ rights—Shareho

lders’ dividend rights”.

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
Report. See “Forward-Looking Statements”.
Business, economic and industry risks
Our business is exposed to risks associated with the COVID-19 pandemic.
The novel coronavirus (COVID-19)

pandemic has had, and continues to have, significant impacts on the global
economy including on demand for products, operational

predictability, the movement

of people and products across
borders, supply chains and the cost of capital. Given the global nature of our business, COVID-19 has adversely
impacted our revenues and operating margins

in all of our businesses and is expected to continue to do

so at least in the
short term. In particular, our service

businesses have been materially impacted and some customer

industries, most
notably cruise operators, are operating significantly below

their normal levels. The ultimate extent to which the
pandemic impacts our business, liquidity,

results of operations and financial condition will depend on future
developments, which are highly uncertain and cannot

be predicted with confidence, including the availability and effectiveness of vaccines, future mutations

of the COVID-19 virus and any resulting impact on the effectiveness of
vaccines, the duration and extent of the pandemic and

waves of infection, travel restrictions and social distancing, the duration and extent of business closures and business disruptions and the effectiveness of actions taken to contain,

treat
and prevent the disease. If we or our customers experience

prolonged shutdowns or other business disruptions, our
business, liquidity,

results of operations and financial condition may be materially adversely affected and our ability to
access the capital markets may be limited.
Our business is exposed to risks associated with the volatile global economic environment and political conditions.
Adverse changes in economic or political conditions,

particularly in locations where our customers or
operations are located, as well as concerns about global

trade, global health crises, developments in energy

prices, and
terrorist activities, could have a material adverse effect

on our business, financial condition, results of operations and liquidity and may adversely impact the demand for our

products and services. These and other factors may prevent

our
customers and suppliers from obtaining the financing

required to pursue their business activities as planned, which may
force them to modify,

delay or cancel plans to purchase or supply our products or

services. In addition, if our customers
do not generate sufficient revenue, or fail

to timely obtain access to the capital markets, they may not be able to pay, or
may delay payment of, the amounts they owe us. Customers

with liquidity issues may lead to additional bad debt
expense for us, which may adversely affect

our results of operations and cash flows. We

are also subject to the risk that
the counterparties to our credit agreements and hedging

transactions may go bankrupt if they suffer catastrophic

demand
on their liquidity that prevents them from fulfilling their

contractual obligations to us.

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
In addition, we are subject to the risks that our business operations in or with certain countries may be
adversely affected by trade tariffs, trade

or economic sanctions or other restrictions imposed on these countries

,
including the trade tensions between the United States and

China in recent years.

These could lead to increased costs for
us or for our customers or limit our ability to do business in or with certain countries. In addition, actual or potential
investors that object to certain of these business operations may adversely affect the price of our shares by

disposing or
deciding not to purchase our shares. These countries may

from time to time include countries that are identified by the
United States as state sponsors of terrorism. If any countries where or with whom we do business are subject to such
sanctions or restrictions, our business, consolidated operating results, financial condition and the trading price of our
shares may be adversely affected. In 2020,

our total revenues from business with countries identified by the

U.S.
government as state sponsors of terrorism represented significantly less than 1 percent of our total revenues. Based on
the amount of revenues and other relevant quantitative and

qualitative factors, we have determined that our business in
2020 with countries identified by the U.S. government

as state sponsors of terrorism was not material.
Our operations in emerging markets expose us to risks associated with conditions in those markets.
A significant amount of our operations is conducted in

the emerging markets in South America, Asia, and the
Middle East and Africa. In 2020, approximately 40 percent

of our consolidated revenues were generated from these
emerging markets. Operations in emerging

markets can present risks that are not encountered in countries with well-established economic and political systems, including:
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
We operate

in approximately 100 countries around the world and,

as of December 31, 2020, employed about
105,600 people, of which approximately 47 percent were

located in the Europe region, approximately 27 percent in the
Asia, Middle East and Africa region and approximately

26 percent in the Americas region. To

manage our day-to-day
operations, we must deal with cultural and language barriers and assimilate different business practices. Due

to our
global nature, we deal with a range of legal and regulatory

systems some of which are less developed and less
well-enforced than others. The laws and regulations to

which we are subject can change rapidly and in unexpected
directions. All of this may impact our ability to protect our contractual, intellectual property and other legal rights. In addition, we are required to create compensation programs,

employment policies and other administrative programs

that
comply with the laws of multiple countries. We

also must communicate, monitor and uphold group-wide

standards and
directives across our global network, including in relation

to our suppliers, subcontractors and other relevant
stakeholders. Our failure to manage successfully our geographically diverse operations could impair our ability to react
quickly to changing business and market conditions and

to enforce compliance with group-wide standards and
procedures.
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

Consolidation within our customers’ industries (such as
the marine and cruise industry,

automotive, aluminum, steel, pulp and paper and pharmaceutical industries and the oil
and gas industry) could affect our customers and

their relationships with us. If one of our competitors’ customers acquires any of our customers, we may lose that business. Addi tionally, as our customers

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

The risk that we may not be able to obtain raw materials or other components is increased by the COVID-19 pandemic. For

some raw materials and components, we rely on a single
supplier or a small number of suppliers. If one of these suppliers were unable to provide us with a raw material or
component we need, our ability to manufacture some of our

products could be adversely affected until we

are able to
establish a new supply arrangement. We

may be unable to find a sufficient alternative

supply channel in a reasonable
time period or on commercially reasonable terms, if at

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

The uncertainties relating to the United Kingdom’s

new relationship with the European Union and its potential
impact on the relationship between Switzerland and the European

Union, may have a negative effect on cross-border
trade and our business.
The United Kingdom has withdrawn from the European

Union and has negotiated the terms of such departure
(the UK-EU Trade and Cooperation Agreement

or TCA). The TCA is subject to formal approval by

the European
Parliament and the Council of the European Union before

it comes into effect and has been applied provisionally since
January 1, 2021. Because the agreement merely sets forth

a framework in many respects and will require complex
additional bilateral negotiations between the United Kingdom and the European Union as both parties continue to work
on the rules for implementation, significant political and

economic uncertainty remains and this has had and may
continue to have a material effect on cross-border

trade with the United Kingdom and with the European Union.

Lack of
clarity about future United Kingdom laws and regulations,

potentially divergent national laws, the possibility of
increased regulatory complexities, or future developments

in the European Union could depress economic activity,
reduce demand for our products and services, restrict ou

r

access to capital, and diminish or eliminate barrier-free access between the United Kingdom and other European Union

member states or among the European economic area

overall.
Furthermore, the TCA may influence discussions on

open trade and political matters between Switzerland

and the
European Union. Any of these factors could have an adverse

effect on our business, financial condition

and results of
operations.
Operational risks
Increased information technology (IT) security threats and more sophisticated cyber-attacks could pose a risk to our
systems, networks, products, solutions and services.
We have observed

a global increase in IT security threats and more sophisticated cyber-attacks,

which pose a
risk to the security of systems and networks and the confidentiality,

availability and integrity of data stored and
transmitted on those systems and networks. Despite our

efforts, we have experienced, and may in the future

experience,
cyber-attacks against us and we have

incurred and will continue to incur substantial costs to reduce the cyber risks to our
systems, networks, products, solutions and services. Similarly,

we have observed a continued increase in attacks
generally against industrial control systems as well as against our customers and the systems we supply

to them, which
pose a risk to the security of those systems and networks.

Future attacks could potentially lead to the compromising of confidential information, disruption of our business, improper use or downtime of our systems and networks or those we
supplied to our customers, manipulation, corruption,

inaccessibility and destruction of data, defective products

or
services, production downtimes and supply shortages. Such

attacks may also expose us to loss of business, claims or
regulatory action.

Any such impact in turn could adversely affect our reputation,

competitiveness and results of
operations. Our insurance coverage may not be adequate

to cover all the costs related to cyber security attacks or
disruptions resulting from such events. Due to the nature

of these security threats, the nature and scope of the impact of
any future incident cannot be predicted.
Our business strategy may include making strategic divestitures.

There can be no assurance that any divestitures will
provide business benefit.
Our strategy includes divesting certain businesses. The divestiture of an existing business could reduce our
future profits and operating cash flows and make our financial results more volatile. We

may also retain certain
obligations or grant indemnities in connection with a divestment.

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

Whether we realize the anticipated benefits of a divestmen

t,
including our divestment in 2020 of 80.1 percent of the

Power Grids business, depends on whether we successfully
manage the related risks. If we do not successfully manage

the risks associated with a divestiture, our business, financial condition, and results of operations could be adversely affected.
Anticipated benefits of historical, existing and potential

future mergers, acquisitions, joint ventures or strategic

alliances may not be realized.
As part of our overall strategy,

we may, from time

to time, acquire businesses or interests in businesses,
including noncontrolling interests, or form joint ventures

or create strategic alliances. Whether we realize the anticipat ed
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

Such actions have resulted, and in the future could result, in governmental investigations, enforcement actions, civil

and criminal penalties, including monetary penalties and other sanctions, and civil litigation. It is possible that any

governmental investigation or enforcement action arising

from such
matters could conclude that a violation of applicable law

has occurred, and the consequences of any such investigat

ion
or enforcement action may have a material adverse impact

on our consolidated operating results, cash flows and
financial position. In addition, such actions, whether actual or alleged, could damage our reputation and ability to

do
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
•

If the products produced by our electricity-related

businesses are defective, there is a risk of fire,
explosions and power surges, and significant

damage to electricity generating, transmission and
distribution facilities as well as electrical shock causing injury or death.

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
•

unanticipated issues with the scope of supply,

including modification or integration of supplied products
and systems that may require us to incur incremental

expenses to remedy such issues,

•

the quality and efficacy of our products and

services cannot be tested and proven in all situations and
environments and may lead to premature failure or unplanned

degradation of products,
•

changes in the cost of components, materials or labor,
•

difficulties in obtaining required governmental

permits or approvals,
•

delays caused by customers, force majeure or local weather

and geological conditions, including the
ongoing COVID-19 pandemic and natural disasters,
•

shortages of construction equipment,
•

changes in law or government policy,
•

supply bottlenecks, especially of key components,

•

suppliers’, subcontractors’ or consortium partners’ failure

to perform or delay in performance,

•

diversion of management focus due to responding to

unforeseen issues, and

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
Legal and regulatory risks
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

We use our

intellectual property rights to protect the

goodwill of our products, promote our product recogni

tion, protect our proprietary technology and development
activities, enhance our competitiveness and otherwise

support our business goals and objectives. However,

there can be
no assurance that the steps we take to obtain, maintain

and protect our intellectual property rights will be adequate. Our intellectual property rights may fail to provide us with

significant competitive advantages, particularly in foreign
jurisdictions that do not have, or do not enforce, strong intellectual property rights. The weakening of protection of our
trademarks, trade dress, patents and other intellectual property rights could adversely affect our business. We

also may
engage in legal action to protect our own intellectual property rights, and enforcing our rights may require considerable
time, money and oversight, and existing laws in the various

countries in which we provide services or solutions may
offer only limited protection.
Failure to comply with evolving data privacy and data

protection laws and regulations or to otherwise protect
personal data, may adversely impact our business and financial results.
We are subject

to many rapidly evolving privacy and data protection laws

and regulations around the world
including the General Data Protection Regulation (GDPR)

in Europe as well as the California Data Privacy Act and

the
California Privacy Rights Act (effective in

January 2023) in the United States. This requires us to operate in a complex
environment where there are significant constraints on

how we can process personal data across our business. The
GDPR, which became effective in May 2018, has

established stringent data protection requirements for companies doing business in or handling personal data of individuals

in the European Union. The GDPR imposes obligations on
data controllers and processors including the requirement

to maintain a record of their data processing and to implement policies and procedures as part of their mandated privacy

governance framework. Breaches of the GDPR could result

in
substantial fines, which in some cases could be up to

four percent of our worldwide revenue. In addition, a breach of the
GDPR or other data privacy or data protection laws or

regulations could result in regulatory investigations, reputational damage, orders to cease/change our use of data, enforcement

notices, as well as potential civil claims including class
action type litigation. We

have invested, and continue to invest, human and technology

resources in our data privacy and
data protection compliance efforts. There

can be no assurance that any such actions will be sufficient to prevent
cybersecurity breaches, disruptions, unauthorized release of sensitive information or corruption of data. Despite such
actions,

there is a risk that we may be subject to fines and penalties, litigation and reputational harm if we fail to
properly process or protect the data or privacy of third

parties or comply with the GDPR or other applicable data

privacy
and data protection regimes.
Examinations by tax authorities and changes in tax regulations could result in lower earnings and cash flows.
We operate

in approximately 100 countries and therefore are subject to

different tax regulations. Changes in tax
laws could result in a higher tax expense and higher

tax payments. Furthermore, this could materially impact

our tax-
related receivables and liabilities as well as deferred income tax assets and liabilities. In addition, the uncertainty of

the
tax environment in some regions could limit our ability

to enforce our rights. As a globally operating organization,

we
conduct business in countries subject to complex tax rules,

which may be interpreted in different ways.

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

could also be affected by the
physical consequences of climate change itself, although

we cannot estimate what impact those consequences might
have on our business or operations. Any such changes

could also impact our ability to achieve our 2030 Sustainability targets as well as the related costs and resources

necessary to do so.
General risk factors
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

Item 4.

Information on the Company
INTRODUCTION
About ABB
ABB is a leading global technology company that energizes

the transformation of society and industry to
achieve a more productive, sustainable future. By connecting software to its electrification, robotics, automation and
motion product portfolio, ABB pushes the boundaries of

technology to drive performance to new levels. With

a history
of excellence stretching back more than 130 years, ABB’s

success is driven by about 106,000 employees

.
Our business is international in scope and we generate revenues in numerous currencies. We

operate in over
100 countries across three regions: Europe, the Americas, and

Asia, Middle East and Africa. We

are headquartered in
Zurich, Switzerland.
We manage

our company through our four Business Areas: Electrification,

Industrial Automation, Motion and
Robotics & Discrete Automation. For a breakdown

of our consolidated revenues (i) by Business Area, (ii) by

geographic
region,

and (iii) by product type, see “Item 5. Operating and Financial Review and Prospects—Analysis of Results of
Operations—Revenues” and “Note 23 - Operating segment

and geographic data” to our Consolidated Financial
Statements. Until June 30, 2020, we also operated the

Power Grids business, which is reported as discontinued
operations in the Consolidated Financial Statements (see “Discontinued

operations” section below). On July 1, 2020, we
completed the divestment of 80.1 percent of the Power

Grids business to Hitachi Ltd (Hitachi).

We retain a 19.9

percent
ownership interest through our investment in Hitachi

ABB Power Grids Ltd (Hitachi ABB Power Grids) which
beneficially owns or controls all the subsidiaries of the

Power Grids business.
Our principal corporate offices are located at Affolternstrasse

44, CH 8050 Zurich, Switzerland, telephone
number +41 43 317 7111.

Our agent for U.S. federal securities law purposes is ABB Holdings

Inc., located at
305 Gregson Drive, Cary,

North Carolina 27511. Our internet address is www.abb.com

or global.abb.

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
As described above, on July 1, 2020, we divested

80.1 percent

of our ownership in the Power Grids business to
Hitachi.
ABB Ltd shares are currently listed on the SIX Swiss Exchange,

the NASDAQ OMX Stockholm Exchange and
the New York

Stock Exchange (in the form of American Depositary Shares).

BUSINESSES
Our markets
ABB is a leading global technology company with a comprehensive and increasingly digitalized offering of
electrification, motion and automation solutions.

ABB’s exposure to customers is geographically

balanced while
catering to multiple end-markets and segments. Through

a full business cycle, we estimate that our end-markets
combined grow at around two percent per annum.

We believe that our

portfolio is well positioned to benefit from secular
growth drivers, including urbanization, labor shortage,

shift to electrification, automation and robotization,

as well as
other data and digitalization trends.
The majority of our businesses are market leaders within

their respective segments with approximately
two-thirds of revenues coming from our Divisions where

we hold a number one or two position in the relevant market.
We believe market

leadership is critical, as it provides an opportunity for us to be a cost leader in our markets and to also
have the ability to invest more than competitors in research and development to sustain our technological leadership.

For
a discussion of the geographic distribution of our total

revenues, see “Item 5. Operating and Financial Review and
Prospects—Analysis of Results of Operations—Revenues

.”
Industry Market
Approximately half of our customers are industrial customers. We serve production facilities and factories

all
around the world from process industries such as oil and

gas, pulp and paper as well as mining, to discrete industries including automotive, food and beverage and consumer

electronics. Automation,

software and digital services that help
customers achieve improved safety,

uptime, energy efficiency and productivity

are key to the success of our offerings in
this market. The COVID-19 pandemic has served as a prominent reminder for companies of the importance of simplicity
and flexibility in automated production and has accelerated

customer demand for the digital services and solutions we
offer.
Industrial end-markets were materially impacted by

the COVID-19 pandemic resulting in lower demand for our
products and services worldwide. Global travel restrictions

hindered our capability to execute our project and service
businesses even while customer acceptance of remote

digital services and solutions increased. In process industries,

oil
and gas customers, faced with a substantial decrease in

commodity prices, reduced planned capital expenditures,

which
impacted our order levels. Other process industries, such

as pulp and paper or mining were resilient in 2020.
In discrete industries, end-markets such as food

and beverage, and logistics were robust. Conversely,
investments in robotics

by the automotive industry continued to be challenged

by weak customer demand as well as
uncertainty around the timing and pace of transition from

traditional to electric vehicles.
Transport & Infrastructure

Market
Approximately one-third of our customers operate

in the transport & infrastructure market. Our expertise
provides efficient,

reliable and sustainable solutions for these customers, with a focus on energy efficiency and reduced
operating costs.
Transport & infrastructure markets were

resilient in 2020. Demand in rail for electrification and

traction
solutions was strong over the year.

Data center markets continued to expand with ABB successful in offering bundled
solutions

to hyperscale and co-location customers in particular.

Buildings activity was impacted by COVID-19
lockdowns. In the marine sector, we

saw continued strong order demand for our market-leading

electric propulsion
systems, while the services business particularly suffered

after the shutdown of the global cruise industry due to the
COVID-19 pandemic.
EV charging markets continued to expand

during the period.

We received

multiple orders from customers for
EV charging infrastructure, including for

our high-voltage direct-current (DC) fast‑charging

station, the Terra

HP.

As of
December 31, 2020, we have sold more than 17,000 ABB DC

fast-chargers across 80 countries.

Utilities Market
ABB delivers solutions mainly for distribution utilities and renewables customers, while continuing to service
conventional power generation customers with our contro

l

and automation solutions. Following the divestment of our
Power Grids business to Hitachi on July 1, 2020, our exposure to the utilities market has decreased significantly.
During 2020, business levels in the conventional power

generation and renewables markets were challenged by
global travel restrictions during the COVID-19 pandemic

as well as a lower general demand environment, particularly
for fossil fuels. Demand from electrical distribution utilities was resilient,

with ongoing investments to increase grid
reliability and resilience with integrating increased renewables.
We serve industry

,

transport & infrastructure and utilities through our operating

Divisions which are included
in our Business Areas. Developments in these Business Areas are discussed in more detail below.

Revenue figures
presented in this Businesses section are before intersegment eliminations.

Electrification Business Area
Overview
The products of the Electrification Business Area portfolio

are designed to enable safe, smart, and sustainable
electrification, with a full range of low- and medium

-voltage products and solutions, along with pre-engineered
packaged services and tailored solutions for intelligent protection and connection.
The Electrification Business Area delivers products through

a global network of channel partners and end
customers. Most of the Business Area’s

revenue is derived from distributors and approximately a

quarter is derived from
direct sales to end-users. The remaining revenues

are generated from original equipment manufacturers (OEMs),
engineering, procurement, construction (EPC) contracting

companies, system integrators, utilities and panel builders.
The proportion of direct compared to channel partner

sales varies by segment, product technology and geographic
markets.
The Electrification Business Area had approximately 50,500

employees on December 31, 2020, and generated
$11.9 billion of revenues in 2020.
Customers
The Electrification Business Area serves a wide range of

customer segments, including residential, commercial,
and industrial buildings, electric utilities, oil and gas, chemicals,

data centers, e-mobility,

renewables, food and
beverage, and other industries and infrastructure.
Products and Services
The Electrification Business Area’s

products and services are delivered through five operating

Divisions.

The Distribution Solutions Division helps utility,

industry and transport & infrastructure customers improve
power quality and control, reduce outage time and

enhance operational reliability and efficiency.

The Division offers
products, solutions and services that largely

serve the power distribution sector,

often providing the requisite medium-
voltage link between high-voltage transmission systems and

low-voltage users. With ABB Ability
TM

enabled digital
solutions at its core, the offering includes low-voltage

switchgear (up to 1 kilovolt) and medium-voltage equipment

(1 to
66 kilovolts), indoor and outdoor circuit breakers, reclosers,

fuses, contactors, relays, instrument transformers, sensors, motor control centers, as well as a wide range of air-

and gas-insulated switchgear. The

Division also produces indoor
and outdoor modular systems and other segment-specific

solutions to facilitate efficient and reliable distribution, protection and control of power,

adding value through design, engineering, project management and service. The service
offering spans the entire value

chain, from the moment a customer makes the first inquiry

to disposal and recycling of
the product, enriched by advanced digital services for asset management.

Throughout the value chain, the Division
provides training, technical support and customized contracts.
The Smart Power Division helps protect, control,

and connect people, plants, and systems with a portfolio of
low-voltage products and systems. The product offering

includes electric vehicle charging infrastructure from

AC wall
boxes to DC fast charging,

molded-case and air-circuit breakers, safety products including sensors, switches, contactors,
relays, and power protection solutions such as uninterruptible power supply (UPS) solutions, status transfer switches and
power distribution units.
The Smart Buildings Division helps optimize efficiency,

safety, security,

and comfort in homes and other
buildings. The Division offers digitally enabled

controls for HVAC,

lighting, shutters, and security in addition to low-
voltage products including conventional wiring accessories,

industrial plugs and sockets, emergency lighting

,

DIN-rail
products, and enclosures ideal for single family homes, multiple dwellings, commercial buildings, infrastructure and
industrial applications.
The Installation Products Division helps manage the connection,

protection and distribution of electrical power.
The Division’s products are

engineered to provide ease of installation and perform in demanding and harsh conditions,
helping to ensure safety and continuous operation for

our customers and people around the world. The commercial
essentials product segment includes electrical junction

boxes, commercial fittings, strut and cable tray metal framing systems for commercial and residential construction.

The premier industrial product segment includes multiple

product
lines, such as Ty

-Rap®, T&B Liquidtight Systems®, PVC coated and nylon

conduit systems, power connection and
grounding systems, cable protection systems of conduits and

fittings for harsh and industrial applications. The Division also produces cable accessories and apparatus solutions

for medium-voltage applications including reclosers, switchgear, capacitor switches, current limiting fuses, faulted current

indicators and distribution connectors, with products for
overhead and underground distribution.

The Power Conversion Division supplies innovative

critical power solutions to infrastructure customers and
manufacturers of a wide range of equipment. The Division

supports its customers in telecom/5G, networking, data
centers, and industrial applications (such as oil and gas,

utility, power generation,

and robotics) in rapidly changing,
disruptive environments where information, access and

response times are redefining the markets. The Power
Conversion Division also provides customers with reliable

and efficient power that supports increasing infrastructure
requirement, ensuring that data flows 24/7, while optimizing footprint, energy costs and operations. The

Division
supports customers by providing the latest industry

insights and technology,

partnering to co-develop solutions to tackle
evolving challenges.

Sales and Marketing
The Electrification Business Area’s

global markets common sales and marketing organization

creates demand
across all channels and products, with a range of promotional activities and support services including account, channel,
and segment sales management, commercial operations,

and digital expertise.

Competition
The Electrification Business Area’s

principal competitors vary by product group and include

Chint, Eaton,
Hubbell, Legrand, LS Electric, Panasonic, Rittal, Schneider

Electric and Siemens.

Capital Expenditures
The Electrification Business Area’s

capital expenditures for property,

plant and equipment totaled $276 million
in 2020, compared to $279 million in 2019. Investments

in 2020 were primarily related to footprint changes,

equipment
replacement and upgrades. Geographically,

in 2020, Europe represented 48 percent of the capital expenditures,

followed
by the Americas (41 percent) and Asia, Middle East and

Africa (11 percent).

Industrial Automation Business Area
Overview
The Industrial Automation Business Area offers

customers in process and maritime industries, a broa

d

range of
industry-specific integrated automation, electrification

and digital solutions that are designed to optimize the
productivity, energy

efficiency and safety of industrial processes and operations,

based on the Business Area’s deep
domain knowledge and expertise of each end market.

The solutions include turnkey engineering, control technologies, software and lifecycle services, measurement and analytics

products, marine and turbocharging offerings,

Human
Machine Interfaces (HMI) and integrated safety technology

.

The systems can link various process and information flows
allowing customers to manage and control their entire

business process based on real-time information. Additionally,

the
systems and solutions enable customers to increase production efficiency,

optimize assets and reduce environmental
impact.
The Industrial Automation Business Area’s

offerings are available as separately sold

products or as part of an
automation, electrification and/or instrumentation solution

.

For overall solutions, Industrial Automation integrates
products and solutions from the Electrification, Motion

and Robotics & Discrete Automation Business Areas. The
Business Area’s offering

s

are sold primarily through its direct sales force as well as third

-party channels.
The Business Area had approximately 21,500 employees

as of December 31, 2020, and generated revenues of
$5.8 billion in 2020.
Customers
The Industrial Automation Business Area’s

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

life-cycle costs and lower project
risks.
Products and Services
Industrial Automation offers an extensive portfolio

of products, solutions,

digital applications and services.
These offerings can be standalone basic control

to integrated collaborative systems for complex or critical processes.
Solutions,

such as Distributed Control

System (DCS) 800Xa, provide a scalable extended automation

system for process
and production control, safety and production monitoring.

Freelance, another solution, is a full-fledged, easy-to-use DCS for small to medium-size applications. Components for

basic automation solutions, process and safety controllers, field interfaces, panels, process recorders and HMI are

available through our Compact Product Suite offering.

The product
portfolio is complemented by services such as Automat

ion Sentinel, a subscription-based life cycle management
program that provides services to maintain and continually

advance and enhance ABB Ability
TM
control systems (e.g.
cyber security patches) and thus allows it to manage a

customer’s life-cycle costs. The ABB Ability
TM
Advanced
Services offering portfolio provides individual

software-based services to continuously improve automation and processes. ABB Ability
TM
Genix supports industries to unlock value by contextualizing and integrating data from a
variety of systems, further utilizing artificial intelligence and analytics to provide deep meaningful actionable insights.
In addition, ABB Ability
TM
Edgenius, a cloud-managed edge platform,

makes real time operations data from a large
number of systems and devices at the point of production

available for visualization, analysis and action.

The Industrial Automation Business Area has five operating

Divisions selling their offerings into the

energy,
process and maritime industries.
The Energy Industries Division serves the energy

market with leading automation solutions for oil, gas,
chemicals, pharmaceuticals, and all types of power generation

.

Oil, gas and chemicals solutions cover the entire
hydrocarbon value chain, from exploration and production

to supply, transport

and distribution, as well as refining,
chemicals and petrochemicals. The Division brings deep

industry domain expertise coupled with the ability to integrate both automation

and electrical, resulting in faster start-up times, increased facility productivity and reduced overall
capital and operating costs for customers. ABB specializes in mastering the control loop and transforming client
operations through actionable insights

that optimize performance in real time. From the

well head to the refinery,

ABB
Ability™ solutions aim to connect people with data to

optimize performance, improve reliability,

enhance efficiency and
minimize environmental impact from project start-up throughout the entire plant life cycle. For the power generation
market, the offering includes instrumentation,

excitation and control systems. Its technologies are designed to help
optimize performance, improve reliability,

enhance efficiency and minimize environmental

impact throughout the plant
life cycle. In the pharmaceuticals and fine chemicals areas, the

Division offers applications to support manufacturing,
packaging, quality control and compliance with regulatory

agencies.

The Division also serves the water industry,
including applications such as pumping stations and desalination plants.

The Process Industries Division serves the mining, minerals

processing, metals, aluminum, cement, pulp and
paper, and food and beverage, as well as their

associated service industries. The Division brings

deep industry domain
expertise coupled with the ability to integrate both automation and electrical increased productivity and reduced overall
capital and operating costs for customers. For mining,

metals and cement customers, solutions include specialized
products and services, as well as total production systems.

The Division designs, plans, engineers, supplies, erects and commissions integrated electric equipment, drives, motors,

high power rectifiers and equipment for automation and
supervisory control within a variety of areas including mineral handling, mining operations, aluminum smelting, hot

and
cold steel applications and cement production.

The offering for the pulp and paper industries includes control systems,
quality control systems, drive systems, on-line sensors, actuators and field instruments. Digitalization solutions,
including collaborative operations and augmented reality,

help improve plant and enterprise productivity,

and reduce
maintenance and energy costs.
The Marine & Ports Division serves the marine and

ports industry through its leading solutions for specialty
vessels, as well as container and bulk cargo handling.

For the shipping industry,

the Division offers an extensive
portfolio of integrated marine systems and solutions that improve the flexibility, reliability

and energy efficiency of
vessels. By coupling power, automation

and marine software, proven fuel-efficient technologies and

services that ensure
maximum vessel uptime, ABB is well positioned to help

improve the profitability of a customer’s business throughout the entire life cycle of a fleet. The Division designs,

engineers, builds, supplies and commissions automation and
electrical systems for marine

power generation, power distribution and electric propulsion,

as well as turbochargers to
improve efficiency.

With ABB Ability™ Collaborative

Operations Centers around the world and marine software
solutions, owners and operators can run their fleets at lower fuel and maintenance cost, while improving crew,
passenger, and cargo safety

and overall productivity of their operations. In addition,

the Division delivers automation
and electrical systems for container and bulk cargo

handling, from ship to gate. These systems and services help terminal
operators meet the challenge of larger ships,

taller cranes and bigger volumes per call, and make terminal operations
safer, greener and more productive.
The Turbocharging Division

manufactures and maintains turbochargers

for diesel and gas engines having
power levels ranging from 500 kilowatts to over 80

megawatts. The Division provides engine builders and application operators with advanced turbocharging solutions

and services for efficient and flexible application operations and in
compliance with the most stringent environmental requirements.
The Measurement & Analytics Division portfolio is designed

to measure product properties, such as weight,
thickness, color, brightness, moisture

content and additive content, and includes a full line of instrumentation

and
analytical products to analyze, measure and record industrial and power processes. Actuators allow the customer to
make automatic adjustments during the production process to

improve the quality and consistency of the product. Field
instruments measure properties of the process, such as flow

rate, chemical

content and temperature.

Sales and Marketing
The Industrial Automation Business Area’s

sales are primarily made through its direct sales force

as well as
third-party channel partners, such as distributors, system

integrators and OEMs. The majority of revenues are derived
through the Business Area’s

own direct sales channels.
Competition
The Industrial Automation Business Area’s

principal competitors vary by industry or product group

.
Competitors include:

Emerson, Honeywell, Schneider Electric, Siemens, Yokogawa

,

General Electric,

Endress +
Hauser,

Kongsberg, Valmet

and Garrett.
Capital Expenditures
The Industrial Automation Business Area’s

capital expenditures for property,

plant and equipment totaled
$56 million in 2020,

compared to $64 million in 2019. Principal investments in 2020 were in Turbocharging and

the
Measurement & Analytics Divisions. Geographically,

in 2020,

Europe represented 70 percent of the capital
expenditures, followed by Asia, Middle East and

Africa (19 percent) and the Americas (11 percent).

Motion Business Area
Overview
The Motion Business Area provides pioneering technology,

products, solutions and related services to
industrial customers to increase energy efficiency,

improve safety and reliability,

and maintain precise control over
processes. The portfolio includes motors, generators

and drives for a wide range of applications in all industrial sectors.

The Motion Business Area had approximately 20,900

employees as of December 31, 2020, and generated
around $6.4 billion of revenues in 2020.
Products and Services
Motion manufactures and sells drives, motors, generators,

traction converters and mechanical power
transmission products. Building on long-standing experience

in electric powertrains, the Business Area combines
domain expertise and technology to deliver the optimum

solution for a wide range of applications for a comprehensive range of industrial segments. In addition, the Business Area, along with its channel partners, has an industry-leading
global service presence.

The Motion Business Area’s

products and services are delivered through six operating

Divisions.

The Motors & Generators Division offers a

comprehensive product portfolio of large AC motors and
generators, and IEC low-voltage (LV)

and NEMA motors. The Division provides a large range

of motors, from general
purpose, to highly customized designs, large

AC synchronous motors and high-voltage induction motors to

support high
efficiency,

reliability and availability across all major industries and applications.

The Division offers a full range of
energy efficient low-voltage IEC motors,

including SynRM (synchronous reluctance) motors to support customers to
reduce power bills and cut emissions. The Division also provides

IEC LV

motor solutions that are designed to improve
reliability and productivity in severe applications. Baldor

-Reliance® NEMA industrial electric motors offer customers
quality, reliability

and efficiency.

Our investments in technology,

tools and processes aim to ensure the broad NEMA
offering of general purpose and application

-specific solutions perform as expected, every time. The Division designs

and
builds

generators for a wide range of industries, including power generation,

marine, oil and gas, mining, and data
centers.

The Drive Products Division serves industries, infrastructure and machine builders with state-of-the-art drives
and softstarters. With products, global

scale and local presence, the Division helps

customers to improve energy
efficiency,

productivity and safety.
The System Drives Division provides global supplies of

high-power, high-performance drives,

drive systems
and packages for industrial process and large infrastructure applications. In addition, the Division offers

global support
to help customers, partners and equipment manufacturers with asset reliability, performance

improvement and energy
efficiency in mission critical applications.
The Service Division serves customers worldwide and aims

to help customers by maximizing uptime,
extending life cycle and enhancing the performance and

energy efficiency of their electrical motion

solutions. The
Division is leading the way in digitalization by securely connecting motors and drives to help customers prevent
expensive downtime while also optimizing operations’

profitably, safety and reliably

.

The Traction Division is a recognized

leader in traction technologies that drive innovation in rail and

e-
mobility. A comprehensive

range of high performance propulsion, auxiliary and energy

storage solutions help improve
energy efficiency and contributes to making

transportation more sustainable.
The Mechanical Power Transmission Division

offers the Dodge® brand of mounted bearings,

enclosed gearing
and power transmission components to help customers

in robust industries increase the safety,

productivity and
profitability of their operations. The Division offers

customized innovative solutions and advanced technologies

that
improve output, increase uptime, and enhance system value.
Customers
The Motion Business Area serves a wide range of

customers in different industrial segments such as pulp

and
paper, oil and gas, metals and

mining, food and beverage, transportation, power generation,

marine and offshore.

Sales and Marketing
Sales are made both through direct sales forces and through

channel partners, such as distributors and
wholesalers, as well as installers, OEMs and system integrators.

The proportion of direct sales to end users compared

to
channel partner sales varies among the different

industries, products and geographic markets.

Competition
The principal competitors of the Motion Business Area include

Schneider, Siemens, Toshiba,

WEG Industries,
SEW EURODRIVE and Danfoss.
Capital Expenditures
Capital expenditures in the Motion Business Area for

property, plant and

equipment totaled $93 million in
2020, compared to $110 million in

2019. Principal investments in 2020 were primarily related to equipment
replacement, footprint adjustments and automation upgrades. Geographically,

in 2020, Europe represented 45 percent of
the capital expenditures, followed by the Americas (40

percent) and Asia, Middle East and Africa (15 percent).

Robotics & Discrete Automation Business Area
Overview
The Robotics & Discrete Automation Business Area provides robotics

,

and machine and factory automation
including products, software, solutions and services. Revenues are generated both from direct sales to end users as well
as from indirect sales mainly through system integrators

and machine builders.

The Robotics & Discrete Automation Business Area had approximately

10,300 employees as of December 31,
2020 and generated $2.9 billion of revenues in 2020.
Products and Services
The Robotics & Discrete Automation Business Area’s

products and services are delivered through two
operating Divisions.
The Robotics Division offers a wide range

of products, solutions and services such as robots, robotics application cells and smart systems, field services, spare parts, digital services, engineering and operations software.
This offering provides productivity,

quality, flexibility and

simplicity for operations,

e.g. to meet the challenge of
making smaller lots of a larger number of

specific products in shorter cycles for today’s

dynamic global markets and
coping with increasing uncertainty.

Robots are also used in activities or environments which may be hazardous to
employee health and safety,

such as repetitive or strenuous lifting, dusty,

hot or cold rooms, or painting booths and can
help customers overcome labor shortages. Robotics solutions

are used in a wide range of segments from automotive
OEMs, automotive suppliers, electronics, general

industry, consumer goods,

food and beverage, and warehouse/logistics
center automation. They are increasingly deployed in service applications for health care, restaurants and retail. Typical
robotic applications include welding, material handling,

machine tending, machining, painting, picking, packing,
palletizing and assembly.

The Machine Automation Division offers integrated

automation solutions based on programmable logical
controllers, industrial PCs, servo motion, industrial transport systems and machine vision. It also provides software

for
engineering and optimization. The range of solutions are

mainly used by machine builders for various types of series
machines, e.g. for plastics, metals, printing and packaging.
Customers
Robotics & Discrete Automation serves a wide range

of customers. The main customers are active in industries
such as automotive, machine building, metalworking,

electronics, food and beverage and logistics. They include

end-
users such as manufacturers, system integrators and machine

builders.
Sales and Marketing
Sales are made both through direct sales forces as well as through third‑party channel partners, such as system
integrators and machine builders.

The proportion of direct sales compared to channel partner

sales varies among the
different industries, product technologies and

geographic markets.
Competition
Competitors of the Robotics & Discrete Automation Business

Area vary by offering.

They include companies
such as Fanuc, Kuka, Yaskawa

,

Epson,

Dürr, Stäubli, Universal Robots, Rockwell Automation

,

Siemens Digital
Factory,

Mitsubishi Electric and Beckhoff.
Capital Expenditures
The Robotics & Discrete Automation Business Area’s

capital expenditures for property,

plant and equipment
totaled $64 million in 2020, compared to $59 million

in 2019. Principal investments in 2020 were primarily related to production capacity,

upgrades and equipment replacement. Geographically,

in 2020, Europe represented 81 percent of
the capital expenditures, followed by Asia, Middle East and

Africa (16 percent) and the Americas (3 percent).

Corporate and Other
Corporate and Other includes headquarters, central research

and development, real estate activities, Corporate
Treasury Operations, Global Business Services

(GBS), the investment in Hitachi ABB Power Grids and

other minor
business activities. The remaining activities of certain EPC projects which we are completing and are in a wind-down
phase are also reported in Corporate and Other.

In addition, the historical business activities of certain divested businesses are presented in Corporate and Other.

These include the high-voltage cables business, steel structures and certain EPC contracts relating to the oil and gas industry.
Corporate headquarters and stewardship activities include

the operations of our corporate headquarters in
Zurich, Switzerland, as well as limited corporate‑related

activities in some countries. These activities cover staff
functions with group‑wide responsibilities, such as accounting and financial reporting, corporate finance and corporate
treasury, taxes, financial

planning and analysis, internal audit, legal and integrity,

compliance, risk management and
insurance, corporate communications, information systems and investor relations.
GBS operates shared service centers globally through

a network of five hubs and consists of both expert and
transactional services in the areas of human resources, finance,

information services, legal, real estate, procurement and
logistics, customer contact centers, global travel services

and other ancillary activities. GBS also staffs and maintains front offices in most countries. The costs in GBS are

incurred primarily for the benefit of the Business Areas, who are
charged

for their use of the services.
A significant portion of the costs for GBS and other

shared corporate overhead costs are charged to the
operating businesses. Up until the divestment of the

Power Grids business on July 1, 2020, overhead and other
management costs, including GBS costs, which would

have been allocated or charged to our Power Grids

business, and
which were not directly attributable to this business, have

not been allocated to the discontinued operation and are
included in Corporate and Other as “stranded costs”.
Corporate and Other had approximately 1,600 employees at

December 31, 2020.

DISCONTINUED OPERATIONS
In July 2020, we divested 80.1 percent of our Power

Grids business to Hitachi Ltd. As a result, the Power Grids
business is reported as discontinued operations

in the Consolidated Financial Statements for all years presented. See
“Note 3 - Discontinued operations” to our Consolidated

Financial Statements.

Power Grids business
The former Power Grids business of ABB delivered products, systems,

software and service solutions across
the power value chain for utility,

industry and transport & infrastructure customers.

The Power Grids business operated worldwide with

a globally diversified manufacturing,

engineering,

and
research and development footprint. Direct sales account

ed for the majority of total revenues generated by the

business
while external channel partners such as EPCs, wholesalers, distributors and OEMs accounted for the rest.
Products and Services
The Grid Automation operation supplied

substation automation products, systems and services. It also provide

d
Supervisory Control and Data Acquisition (SCADA) systems for transmission and distribution networks as well as a
range of wireless, fiber optic and powerline carrier-based

telecommunication technologies for mission-critical
applications and also offered grid-edge and

microgrid solutions. Its enterprise software portfolio provided solutions for
managing and optimizing assets, operations, logistics, financials and

HR, reducing operating costs and improving
productivity for customers.

The Grid Integration operation was a leading provider

of integration and transmission solutions such as High
Voltage

Direct Current (HVDC). Another key part of the portfolio

was the Flexible Alternating Current Transmission
Systems (FACTS) business,

which comprises Static Var

Compensation (SVC) and static compensator (STAT

COM)
technologies to address stability and power quality issues. The

Grid Integration operation’s portfolio

also included

a
range of high-power semiconductors, a core technology

for power electronics deployed in HVDC, FACTS

and rail
applications. The Grid Integration operation also provided

transmission and distribution substations and associated
lifecycle services. These substations are used in utility and non-utility applications including rail, data centers and
various industries. Battery energy storage solutions

and shore-to-ship power supply were also part of the customer offering.
The High Voltage

products operation was a provider of high voltage switchgear up to 1200 kV AC and 1100
kV DC with a portfolio spanning air-insulated,

gas-insulated and hybrid technologies. It also manufacture

d

generator
circuit breakers, a key product for integrating large

power plants into the grid. The portfolio also included

a broad range
of capacitors and filters that facilitate power quality,

instrument transformers and other substation components.
The Transformers operation supplied

transformers that are an integral component found across the power value
chain, enabling the reliable, efficient and

safe conversion of voltage levels. The product range included dry- and liquid-
distribution transformers, traction transformers for rail

applications and special application transformers plus related components, for example, insulation kits, bushings and

other transformer accessories.
The Power Grids business also had an extensive portfolio

of service offerings across the value chain

.

The
portfolio included spare parts, condition monitoring

and maintenance services, on- and off‑site repairs as well as retrofits and upgrades. Advanced software-based monitoring and

advisory services further enhanced the portfolio.

CAPITAL EXPENDITURES
Total capital expenditures

for property, plant and

equipment and intangible assets (excluding intangibles
acquired through business combinations) amounted to

$694

million,

$762 million and $772 million in 2020, 2019 and
2018, respectively.

In 2020 and 2019,

capital expenditures were 24 percent and 21 percent lower,

respectively, than
depreciation and amortization. Excluding acquisition

-related amortization, capital expenditures were 6 percent higher in
2020 and 9 percent higher in 2019,

respectively,

than depreciation and amortization.
Capital expenditures in 2020 remained primarily focused

in mature markets, reflecting the geographic
distribution of our existing production facilities. Capital expenditures in Europe and North America in 2020 were driven
primarily by upgrades and maintenance of existing production facilities, mainly in the U.S., Switzerland, Germany,
Italy, Finland,

Sweden and Austria. Capital expenditure in the U.S. was primarily driven by GEIS-related footprint
changes and product conversions in the Electrification Business Area and upgrades

of existing production facilities in
the Motion Business Area.

Expenditures in Austria included continued investment

in the state-of-the-art innovation and
training campus, which is planned to become one of our

largest research and development centers for new automation
technologies. Additionally,

we started the construction of an upgraded facility in Switzerland for our Motion Business
Area. This investment aims to expand our existing global

center of excellence for power electronics and also expand
related innovation capabilities. Capital expenditures in

emerging markets continued to remain primarily concentrated

in
China, India and Poland, and focus on increasing existing

production capacity.

The construction of an advanced,
automated and flexible robotics factory in China

continued and is expected to be completed in 2021. This factory is designed to combine our connected digital technologies, state-of

-the-art collaborative robotics and innovative artificial
intelligence research. The share of emerging

markets capital expenditures as a percentage of total capital expenditures in
2020 and 2019 was 22 percent and 27 percent, respectively.
At December 31, 2020, construction in progress for

property, plant and equipment

was $505 million, mainly in
the U.S., Switzerland, Austria, Germany and China while

at December 31, 2019, construction in progress for property, plant and equipment was $500 million, mainly in the U.S.,

Switzerland, Finland, Germany,

Austria and Sweden.
Our capital expenditures relate primarily to property,

plant and equipment. For 2021, we estimate the
expenditures for property,

plant and equipment will be lower than our annual depreciation and amortization charge,
excluding acquisition-related amortization.

SUPPLIES AND RAW

MATERIALS
We purchase

a variety of supplies and products which contain raw materials for use in our production and
project execution processes. The primary materials used

in our products, by weight, are copper,

aluminum, steel, mineral
oil and various plastics. We

also purchase a wide variety of fabricated products,

electronic components and systems. We
operate a worldwide supply chain management network

with employees dedicated to this function in our Business
Areas, Divisions and in key countries. Our supply chain

operations consists of a number of teams, each focusing on
different product categories. These category

teams take advantage of opportunities to leverage the scale of ABB on

a
global, Business Area and/or Division level, as appropriate,

to optimize the efficiency of our supply networks

in a
sustainable manner.
Our supply chain management organization

’s activities and objectives include

:
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
We seek to mitigate

the majority of our exposure to commodity price risk

by entering into derivative contracts.
For example, we manage copper,

silver and aluminum price risk using principally swap contracts based on prices for
these commodities quoted on leading exchanges. ABB’s

hedging policy is designed to safeguard margins

by minimizing
price volatility and providing a stable cost base during order execution.

In addition to using derivatives to reduce our
exposure to fluctuations in raw materials prices, in some

cases we can reduce this risk by incorporating changes in raw materials prices into the prices of our end products (through price escalation clauses).
Overall, during 2020, supply chain management personnel

in our businesses, and in the countries in which we
operate, along with the category teams, continued to focus

on value chain optimization efforts in all areas, while
maintaining and improving quality and delivery performance.

Each Business Area quickly implemented a COVID-19
task force both in operations and supply chain management.

The Business Areas experienced some delays and shortages
with suppliers due to the global pandemic, however we responded to these shortages and took mitigating actions such as
building up larger buffer stocks, approving

new suppliers, changing supplier splits, combined with daily,

weekly and
monthly task force project follow up.

We have been able

to operate without significant disruption and support business growth while maintaining delivery schedules to our customers.
In August 2012, the SEC issued its final rules regarding

“Conflict Minerals”, as required by section 1502 of the
Dodd‑Frank Wall

Street Reform and Consumer Protection Act. We

initiated conflict minerals processes in 2013 and
have continuously aimed at improving and tailoring the

processes to our value chain. We

continue to work with our
suppliers and customers, to enable us to comply with

the rules and disclosure obligations. Further information on ABB’s
Conflict Minerals policy and supplier requirements can

be found under “Material Compliance”

at
global.abb/group/en/about.supplying.

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

As of December 31, 2020, we have approximately 23,900
patent applications and registrations, of which approximately

5,300 are pending applications. These patents include
more than 3,100 utility model and design applications

and registrations, of which approximately 250 are pending
applications. In 2020, we filed more than 1,600 patent

s, utility model and design applications for more than 600

new
inventions. Based on our existing intellectual property

strategy, we believe that we

have adequate control over our core
technologies. The “ABB” trademarks and logo are protected in all of the countries in which we operate. We

aggressively
defend our intellectual property rights to safeguard the reputation associated with the ABB technology and brand. While
these intellectual property rights are fundamental to

all of our businesses, there is no dependency of the business on any
single patent, utility model or design application.

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

Our eco-efficiency portfolio of products, solutions

and services continues to grow.

This portfolio delivers
positive use-phase impacts in three areas: energy

efficiency,

renewable energy and resource efficiency.

In 2020, ABB
set the target to support customers in reducing

their annual CO
2

emissions by at least 100 megatonnes by 2030. In
responsible operations all reported measures are on track

to achieve the 2030 targets.
To manage environmen

tal aspects of our own operations, we have implemented

environmental management
systems according to the ISO 14001 standard at our manufacturing and service sites. For non‑manufacturing sites we
have implemented an adapted environmental management

system in order to ensure management of environmental
aspects and continual improvement of performance. Globally,

operations at 293 sites and offices are covered

by
externally certified environmental management systems.
We have Environmental

Product Declarations to communicate the environmental performance of our core
products. These describe the significant environmental aspects and impacts of a product line, viewed over its complete
life cycle. Declarations are based on Life Cycle Assessment

studies, created according to the international standard
ISO/TR 14025. Approximately 70 declarations for major

product lines are published on our Web

site www.abb.com

,
some of which have been externally certified.
In 2020, approximately 91 percent of our employees were

covered by confirmed data gathered through ABB’s
formal environmental reporting system that is verified

by an independent verification body.

The operations of companies
acquired during 2020 are not yet covered by our environmental reporting. We

expect that this reporting will be
implemented in 2021. The remaining parts of our business that are not yet covered by our environmental reporting
system, mainly sales, have very limited environmental

exposure. A total of 5 environmental incidents were reported in
2020, none of which had a material environmental impact.
In 2020, substantially all of our employees were covered by

confirmed data gathered through ABB’s

formal
social reporting system that is verified by an independent

verification body.

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
As a reporting company under Section 12 of the

Exchange Act,

we are subject to the FCPA

’s anti‑bribery
provisions with respect to our conduct around the

world.
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
Combating Bribery of Foreign Public Officials in

International Business Transactions, antitrust

laws or other laws or
regulations. These actions have resulted and could result in monetary or other penalties against us and could damage

our
reputation and, therefore, our ability to do business. For

more information, see “Item 8. Financial Information

—Legal
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
November 4, 2018. ABB is completing minor work

on a long-term contract which is being performed in line with applicable sanctions. The revenues attributable to these products and services in 2020 amounted to approximately
$2 million.

ORGANIZATIONAL STRUCTURE
ABB Ltd is the ultimate parent company of the ABB Group.

It is the sole shareholder of ABB Asea Brown
Boveri Ltd which directly or indirectly owns the other

companies in the ABB Group. The table below both sets forth,

as
of December 31, 2020, the name, place of incorporation

and ownership interest of the significant direct and indirect subsidiaries of ABB Ltd, Switzerland. In addition, ABB Ltd

also owns 19.9 percent of Hitachi ABB Power Grids Ltd.
ABB’s operational group

structure is described above in the “Businesses” section of Item

4.
Company name/location Country
ABB
interest %
ABB S.A., Buenos Aires Argentina 100.00
ABB Australia Pty Limited, Moorebank, NSW Australia 100.00
ABB Group Investment Management Pty. Ltd., Moorebank, NSW Australia 100.00
ABB AG,

Wiener Neudorf
Austria 100.00
B&R Holding GmbH, Eggelsberg Austria 100.00
B&R Industrial Automation GmbH, Eggelsberg Austria 100.00
ABB N.V.

,

Zaventem
Belgium 100.00
ABB Automacao Ltda., Sorocaba Brazil 100.00
ABB Eletrificacao Ltda., Sorocaba Brazil 100.00
ABB Bulgaria EOOD, Sofia Bulgaria 100.00
ABB Electrification Canada ULC, Edmonton, Alberta Canada 100.00
ABB Inc., Saint-Laurent, Quebec Canada 100.00
ABB S.A., Santiago Chile 100.00
ABB (China) Investment Limited, Beijing China 100.00
ABB (China) Ltd., Beijing China 100.00
ABB Beijing Drive Systems Co. Ltd., Beijing China 90.00
ABB Beijing Switchgear Limited, Beijing China 60.00
ABB Electrical Machines Ltd., Shanghai China 100.00
ABB Engineering (Shanghai) Ltd., Shanghai China 100.00
ABB Shanghai Free Trade Zone Industrial Co., Ltd., Shanghai China 100.00
ABB Shanghai Motors Co. Ltd., Shanghai China 75.00

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
ABB Engineering Trading and Service Ltd., Budapest Hungary 100.00
Industrial C&S Hungary Kft., Budapest Hungary 100.00
ABB Global Industries and Services Private Limited, Bangalore India 100.00
ABB India Limited, Bangalore India 75.00
ABB S.p.A., Milan Italy 100.00
ABB K.K., Tokyo Japan 100.00
ABB Ltd., Seoul Korea, Republic of 100.00
ABB Electrical Control Systems S. de R.L. de C.V.,

Monterrey
Mexico 100.00
ABB Mexico S.A. de C.V.,

San Luis Potosi SLP
Mexico 100.00
Asea Brown Boveri S.A. de C.V.,

San Luis Potosi SLP
Mexico 100.00
ABB B.V.,

Rotterdam
Netherlands 100.00
ABB Finance B.V.,

Rotterdam
Netherlands 100.00
ABB Holdings B.V.,

Rotterdam
Netherlands 100.00
ABB AS, Fornebu Norway 100.00
ABB Electrification Norway AS, Skien Norway 100.00
ABB Holding AS, Fornebu Norway 100.00
ABB Business Services Sp. z o.o., Warsaw Poland 99.93
ABB Industrial Solutions (Bielsko-Biala) Sp. z o.o., Bielsko-Biala Poland 99.93
ABB Industrial Solutions (Klodzko) Sp.z o.o., Klodzko Poland 99.93
ABB Sp. z o.o., Warsaw Poland 99.93
Industrial C&S of P.R.

LLC, San Juan
Puerto Rico 100.00

Company name/location Country
ABB
interest %
ABB Ltd., Moscow Russian Federation 100.00
ABB Electrical Industries Co. Ltd., Riyadh Saudi Arabia 65.00
ABB Pte. Ltd., Singapore Singapore 100.00
ABB Holdings (Pty) Ltd., Modderfontein South Africa 100.00
ABB South Africa (Pty) Ltd., Modderfontein South Africa 74.91
Asea Brown Boveri S.A., Madrid Spain 100.00
ABB AB, Västerås Sweden 100.00
ABB Norden Holding AB, Västerås Sweden 100.00
ABB Asea Brown Boveri Ltd, Zurich Switzerland 100.00
ABB Canada EL Holding GmbH, Zurich Switzerland 100.00
ABB Capital AG, Zurich Switzerland 100.00
ABB Information Systems Ltd., Zurich Switzerland 100.00
ABB Investment Holding 2 GmbH, Zurich Switzerland 100.00
ABB Management Services Ltd., Zurich Switzerland 100.00
ABB Schweiz AG, Baden Switzerland 100.00
ABB Ltd.,

Taipei
Taiwan (Chinese Taipei) 100.00
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
ABB Installation Products International LLC., Wilmington, DE United States 100.00
ABB Motors and Mechanical Inc, Fort Smith, AR United States 100.00
ABB Treasury Center (USA), Inc., Wilmington, DE United States 100.00
Edison Holding Corporation, Wilmington, DE United States 100.00
Industrial Connections & Solutions LLC, Cary, NC United States 100.00
(1) Company consolidated

as ABB exercises full management control.

DESCRIPTION OF PROPERTY
As of December 31, 2020, we occupy real estate in around

100 countries throughout the world. The facilities
consist mainly of manufacturing plants, office

buildings,

research centers and warehouses. A substantial portion of our production and development facilities is situated in the U.S.,

China, Germany, Finland,

Canada, Italy, India, Sweden,
Poland and Switzerland. We

also own or lease other properties, including office

buildings, warehouses, research and
development facilities and sales offices in many

countries. We own

substantially all of the machinery and equipment
used in our manufacturing operations.
From time to time, we have a surplus of space arising from

acquisitions, production efficiencies and/or
restructuring of operations. Normally,

we seek to sell such surplus space which may involve leasing property to third
parties for an interim period. As a result of the divestment of the Power Grids business to Hitachi Ltd, certain property, plant and equipment previously owned by ABB which related to the Power Grids business, was sold as part of the
divestment. In addition, certain property,

plant and equipment relating to the Power Grids business continues to be
owned by ABB and is leased to Hitachi ABB Power Grids.
The net book value of our property,

plant and equipment at December 31, 2020, was $4,174 million,

of which
machinery and equipment represented $1,530 million,

land and buildings represented $2,139 million and construction in
progress represented $505 million. We

believe that our current facilities are in good condition

and are adequate to meet
the requirements of our present and foreseeable future operations.

Item 4A.

Unresolved Staff Comments
None

Item 5.

Operating and Financial Review and Prospects
The discussion in Item 5 below provides a comparative

analysis between 2020 and 2019. See “Item 5.
Operating and Financial Review and Prospects” in our

Annual Report on Form 20-F for the year ended December 31,
2019,

for a comparative discussion and analysis between 2019

and 2018.
MANAGEMENT OVERVIEW
The year 2020 was unprecedented due to the COVID-19

pandemic. ABB prioritized the health and safety of its
employees while ensuring business continuity where

possible.

ABB responded to the challenges, adapting its operations
to keep the vast majority running during various levels

of government restrictions. This response allowed ABB to stay close to customers and to keep, where possible, to order

delivery deadlines, particularly for critical infrastructure applications. Going forward we

look to retain some portion of the more beneficial learnings from

COVID-19, for
example, by enhancing flexible working arrangements

and encouraging more virtual meetings with customers.
During 2020, additional steps were taken to sustainably

improve ABB’s future operating

performance. Some of
the key actions include the launch of the ABB Purpose, implementing the operating model the ABB Way,

which
increases accountability,

transparency and speed by transferring operating decisions

closer to customers, a review of the
business portfolio as well as a review of the digital strategy.
The ABB Purpose
The ABB Purpose was launched mid-year in 2020 and

captures what we stand for today and what we aspire to
be in the future. We

believe that ABB’s technologies

and products are well aligned to key market trends and customer needs such as the electrification of transport, automated

manufacturing, digital solutions and increased sustainable
productivity. The Group

is trusted by customers, holding number 1 or number 2 market share positions in most of the
segments in which we operate. With our

Purpose at the core, ABB strives to create superior value for customers, employees and shareholders. The ABB Purpose is summarized

as:
•

We succeed by

creating superior value.
•

We push the

boundaries of technology to drive performance to new levels.
•

We energize

the transformation of society and industry to achieve a more productive,

sustainable future.
The ABB Way
Under

the ABB Way,

we further evolve our decentralized business model in order

that the mandate and
accountability lie in our Divisions, strengthening performance management, consistently putting stability and
profitability before growth, and driving active portfolio

management.
The ABB Way comprises

of a select number of common processes covering

our business model, our people
and culture, the ABB brand and

our governance framework. It sets the stage for accountability,

transparency and speed
at ABB.
Closeness to customers and domain expertise sit in the

Divisions, hence under the ABB Way

the Divisions
have been made the highest level at which operating

decisions are made, prioritizing stability and profitability before
growth. A Division should not focus fully on growth

before having achieved a structurally stable business platform

and
a profitability level contributing to the Group’s

targeted financial framework.
Each Division within the four Business Areas of Electrification,

Industrial Automation, Motion and Robotics &
Discrete Automation, now has full accountability for its results of operations and operating balance sheet. Each Division
carries the responsibility for business development and

research and development for leading technology to secure

a
number 1 or 2 market position.

The Divisions are free to collaborate where it adds efficiency,

for example by sharing select business services
or administrative functions. In line with this accountability,

commencing in 2021 there will no longer be any shared
services or functions operated centrally at a corporate

level requiring cost allocations to the Business Areas. The
corporate area will focus on necessary financial, strategic

and governance activities, with a reduced headcount of less
than 1,300 employees. Over the past two years, simplification efforts have delivered meaningful cost benefits

to the
Group such that by the end of 2020, we achieved net annual

run rate cost savings exceeding $500 million.
Strong performance management is key in a decentralized

business model. In the middle of 2020,

a new
scorecard system for the Divisions and Business Areas was introduced,

based on a standardized set of Key Performance
Indicators. The system aids continuous improvement by increasing transparency and accountability.

It is accompanied
by a mandatory target to make annual productivity

improvements of at least 3 percent each year.
Starting in 2021, the Annual Incentive Plans (AIPs) will be

aligned to Business Area and Divisional mandates
for stability and profitability before growth. For example,

AIP targets in a growth Division will have a higher

weighting
toward the delivery of targeted orders or

revenues growth, as well as the mandatory 3 percent productiv ity improvement.
Business portfolio review
We have further

strengthened our portfolio review process to ascertain whether ultimately ABB is the best
owner of businesses. Our systematic approach is based

on multiple factors within the three evaluation categories:
strategic attractiveness, value creation potential and

fit within ABB. During 2020, the Group’s

continuous portfolio
review process resulted in a decision to sell the businesses operated by three Divisions: Turbocharging

in Industrial
Automation, Mechanical Power Transmission

in Motion, and Power Conversion in Electrification. Combined,

these
Divisions generated

approximately $1.6 billion revenues in 2020,

or about 6 percent of total revenues. The divestment
process will focus on seeking the best value-accretive solution for ABB and those businesses with time being a critical
factor.
In addition, ABB’s active portfolio

management process will drive decisions within the Divisions to improve or
exit areas of underperformance, supporting improved

performance ambitions. Further,

the Group intends to pursue
strategic partnerships as well as bolt-on acquisitions, and

plans to complete five or more such transactions each

year,
mainly in our Divisions with growth mandates.
Digital strategy
In line with our Purpose, the Group’s

digital strategy is focused on creating superior customer value. Our digital offering is comprised of software-enabled

products and systems, as well as software and digital services,

and is
differentiated through our domain expertise.

Our deep understanding of customers’ needs and operations is based on
decades-long history in a sector-focused approach,

our large installed base and the global leadership

position we have in
many sectors.
We intend to

accelerate the expansion of our digital offering that is tailore

d

to specific sectors or applications.
In line with the ABB Way

this will be led by our businesses that have already successfully developed a comprehensive
digital offering.
Our digital strategy drives new revenues in software and

digital services that generally have a higher gross
margin and additionally pull-through some

of our traditional offering. Overall, this results in higher quality of revenues
for the Group with improved margins and superior

returns.
We continue

to right-size our investments in technology according to

the need of each Division. In 2020, we
spent 4.3 percent of our revenues on non-order related

research and development. Within our

research and development
spend, we expect the focus on digitalization will grow

.

Already, out of approximately

7,000 employees in research and
development, more than 60 percent are focused on software

and digitalization. Our ambition is to grow revenues derived from software and digital services at a double-digit rate going forward.

Business progress
During 2020, our financial performance was impacted

by challenging general market conditions, influenced by
the effects of the COVID-19 pandemic. At the

same time, we focused on accelerating cost mitigation efforts,

which
aided profitability and cash flow generation during a

tough period. Throughout the COVID-19 pandemic, our top
priority has been the health and safety of our people. Substantially all of our production facilities have remained fully or
partly operational and operations have been adapted as necessary for the new environment.
Orders and revenues declined in all Business Areas driven by pandemic induced headwinds and the steep drop
in the oil price. Demand decreased year-on-year in all

regions with the Americas seeing the largest declines,

while
AMEA was almost flat due to strength in China particularly

towards the end of the year. While

short-cycle product
demand recovered relatively quickly from the sharp downturn

seen at the onset of the pandemic,

project and service
activities continued through the year to be impacted by

various travel restrictions implemented by countries around

the
world.

As a result, the Electrification and Motion Business Areas, which are both more product-focused,

showed a
relatively resilient performance with annual orders in

2020 declining 9 and 3 percent respectively.

Portfolio changes
adversely affected Electrification by about

3 percent. Industrial Automation and Robotics & Discrete Automation

faced
greater challenges in end-markets such as oil and gas,

conventional power generation, marine and automotive.

As a
result, annual orders

in Robotics & Discrete Automation declined 12 percent, while Industrial

Automation,

benefiting
from a few significant large orders in Marine

,

declined 4 percent in 2020.

Despite the market challenges faced by the
Group during 2020, our order backlog increased 7 percent

.
Group profitability showed good resilience, reflecting

cost reductions in all Business Areas, strong progress in
Electrification with the integration of the GEIS business

and turnaround of the Installation Products Division,

and cost
savings achieved through the ABB OS program,

particularly corporate costs declining,

as well as the elimination of
stranded costs. A significant amount of our cost reductions

were due to COVID-19 restrictions,

especially for
discretionary travel and certain marketing costs. The

Motion Business Area maintained its track record of solid
performance benefitting from a change in product

mix as well as cost savings efforts. Conversely,

in the Industrial
Automation Business Area, the segment profit was negatively

impacted by the amount recorded relating to the
settlement in South Africa with Eskom in relation

to the Kusile power generation project, as well as by an adverse change in product mix due to reduced service revenues.

Profitability in the Robotics & Discrete Automation Business
Area was impacted by lower volumes and an adverse change

in product mix stemming from the continued downturn

in
its key end-markets such as automotive.
Within the Electrification Business Area,

the integration of GEIS progressed well. Since the acquisition in
2018, we aim to deliver approximately $200 million

of cumulative annual cost synergies by 2022,

of which
approximately 80 percent is anticipated to come from

product and technology portfolio harmonization and footprint optimization. To

support this transformation, we plan to expend approximately

$410 million for the GEIS business from
the acquisition date through 2022 and have, to date,

spent approximately $300 million. By the end of 2020, more

than
$140 million of cost synergies have been achieved

including the effects from a closure of 18 sites, primarily

production
plants as well as certain service facilities. Product substitutions were on track with 52 new products introduced to the
market in 2020.
Several acquisitions and divestments were completed

in 2020, strengthening our portfolio. In March 2020, the
Electrification Business Area acquired a majority stake

in Shanghai Chargedot New Energy Technology

Co., Ltd, a
leading Chinese e-mobility solution provider,

and acquired Cylon Controls Ltd, enhancing its Smart Buildings portfolio
in the commercial buildings segment. In October 2020,

the Robotics & Discrete Automation Business Area acquired
Codian Robotics B.V.,

a leading provider of delta robots, which are used primarily for high-precision pick and place
applications. Codian Robotics’ offering includes

a hygienic design line, ideal for hygiene-sensitive industries including food and beverage and pharmaceuticals. Additionally,

we completed the previously announced divestment of the solar inverters business to FIMER S.p.A (Italy) in February

2020.
We continued

to make organic growth investments in a disciplined

manner, prioritizing research and
development while reducing administrative costs. Total

non-order related research and development was $1.1 billion

in
2020,

or 4.3 percent of revenues.

Capital allocation
The Board of Directors is proposing a dividend of

0.80 Swiss francs per share at the 2021 Annual Genera

l
Meeting (AGM).
Our sustained capital allocation priorities are unchanged:
•

funding organic growth, research and development,

and capital expenditures at attractive returns,
•

paying a rising, sustainable dividend per share over time,
•

investing in value-creating acquisitions, and
•

returning additional cash to shareholders.
Following the completion of the divestment of our Power

Grids business to Hitachi on July 1, 2020, and
consistent with our overall capital structure optimization

program, we launched a share buyback program on July

23,
2020. As part of our plan to return cash proceeds of $7.6

-7.8 billion from the sale of the Power Grids business we
initially intend to buy up to 10 percent of our issued share capital. This initial program is planned to continue until our
AGM on March 25, 2021. At the AGM, we intend

to request shareholder approval to cancel the shares purchased through this initial program and to announce the next steps.
As part of a capital structure optimization program, we have also been reviewing our outstanding debt and
defined benefit pension structures during 2020. As a result,

we executed public tenders on two outstanding bonds and
redeemed and repaid outstanding amounts on two other

debt obligations. During 2020, we reduced our total debt

by
approximately $2.9 billion and completed the transfer of

certain of the Group’s defined benefit

pension plan obligations
to third parties, which contributed to a reduction in pension underfunding by approximately $1.1 billion. In connection
with these transactions we recorded losses on extinguishment of debt of $162 million and non-operational pension

costs
of $520 million. These transactions are an efficient

way to deleverage, significantly reducing the underfunding

of our
pension liabilities while reducing potential negative future cash flow and income statement impacts, and improve our
financial flexibility.
Short-term outlook
Market uncertainty due to COVID-19 increased

through the fourth quarter of 2020.

The outlook remains muted
for segments such as oil and gas, conventional power

generation and marine, while raw materials costs are rising. That said, there are signs of positive development in general

industry and machine builders’ segments, while end-markets
including buildings, distribution utilities, data centers,

consumer electronics and food and beverage are expected

to grow
robustly.
Financial framework mirrors ambition for

improved performance
During 2020, we have taken resourceful action to

sustainably improve the performance of ABB. We

look to
improve the quality of revenues, investing to expand

the Group’s exposure to high-growth

segments and the distributor
channel, as well as to expand our digital offering,

while continuing to exit high-risk EPC activities. We

have increased
accountability,

transparency and speed in decision making by transferring responsibilities to our Divisions. This is
reflected in the targets within our financial framework,

which guides to:
•

3 to 5 percent annual average revenues growth through

economic cycle, of which approximately two-thirds
is anticipated to come from organic growth,

and approximately one-third from acquired growth,
•

Operational EBITA

margin of 13 to 16 percent,
•

Return on Capital Employed (ROCE) of 15 to 20 percent,

•

Cash conversion to net income of approximately 100

percent, and
•

Basic EPS growth above revenue growth.

APPLICATION OF CRITICAL

ACCOUNTING POLICIES
General
We prepare

our Consolidated Financial Statements in accordance with

U.S. GAAP and present these in U.S.
dollars unless otherwise stated.
The preparation of our financial statements requires us to make assumptions and estimates that affect the
reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and
liabilities. We evaluate

our estimates on an ongoing basis (see “Note 2 -

Significant accounting policies” to our
Consolidated Financial Statements for a listing of our most

significant accounting estimates). Where appropriate, we
base our estimates on historical experience and on various

other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for

making judgments about the carrying values of assets and
liabilities that are not readily apparent from other sources.

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

believe the following critical
accounting policies require us to make subjective judgments,

often as a result of the need to make estimates regarding
matters that are inherently uncertain and material to our

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
The percentage‑of‑completion method of accounting involves the use of assumptions and projections,
principally relating to future material, labor,

subcontractor and project‑related overhead costs as well as estimates of the amount of variable consideration to which we expect

to be entitled. As a consequence, there is a risk that total contract costs or the amount of variable consideration will, respectively,

either exceed or be lower than those we originally
estimated (based on all information reasonably available

to us) and the margin will decrease or the contract may

become
unprofitable. This risk increases if the duration of a contract increases because there is a higher probability that the
circumstances upon which we originally developed our

estimates will change, resulting in increased costs that we may not recover. Factors that

could cause costs to increase include:
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
Holding all other assumptions constant, a 0.25 percentage

point decrease in the discount rate would have
increased the PBO related to our defined benefit pension

plans by $300 million while a 0.25 percentage point increase in the discount rate would have decreased the PBO related

to our defined benefit pension plans by $289 million.
The expected return on plan assets is reviewed regularly

and considered for adjustment annually based upon the
target asset allocations and represents the long‑term

return expected to be achieved. Decreases in the expected

return on
plan assets result in an increase to pension costs. Holding

all other assumptions constant, an increase or decrease of
0.25 percentage points in the expected long‑term rate of asset return would have decreased or increased, respectively,

the
net periodic benefit cost in 2020 by $24 million.

The funded status, which can increase or decrease based

on the performance of the financial markets or changes
in our assumptions, does not represent a mandatory

short‑term cash obligation. Instead, the funded status of a defined benefit pension plan is the difference between

the PBO and the fair value of the plan assets. At December 31,

2020, our
defined benefit pension plans were $656 million underfunded

compared to an underfunding of $1,751 million at
December 31, 2019. Our other postretirement plans were

underfunded by $98 million and $110

million at December 31,
2020 and 2019, respectively.
We have multiple

non‑pension postretirement benefit plans. Our health

care plans are generally contributory
with participants’ contributions adjusted annually.

For purposes of estimating our health care costs, we have

assumed
health care cost increases to be 5.9 percent per annum

for 2021, gradually declining to 4.9 percent per annum by 2028 and to remain at that level thereafter.

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
a valuation

allowance based upon historical losses, projected future taxable income and the expected timing of the
reversals of existing temporary differences. To

the extent we increase or decrease this allowance in a period,

we
recognize the change in the allowance within “Income

tax expense” in the Consolidated Income Statements unless the change relates to discontinued operations, in which

case the change is recorded in “Income from discontinued
operations, net of tax”.

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

these items quarterly, based

upon facts and
circumstances that existed at the acquisition date with

any adjustments to our preliminary estimates being recorded to goodwill provided that we are within the twelve‑month

measurement period. Subsequent to the measurement period or
our final determination of the tax allowance’s

or contingency’s estimated value,

whichever comes first, changes to these
uncertain tax positions and tax‑related valuation allowances will affect our income tax expense in our

Consolidated
Income Statements and could have a material impact on

our results of operations and financial position. The

fair values
assigned to the intangible assets acquired are described

in “Note 4 - Acquisitions, divestments and equity-accounted
companies” as well as “Note 11

- Goodwill and intangible assets”,

to our Consolidated Financial Statements.

Investments in equity-accounted companies
We account

for investments where we have the ability to exercise significant influence, but not control, under
the equity method of accounting. Income from equity-accounted companies represents our proportionate share of net
income generated by the equity-accounted investees. Differences in the basis of the investments and the separate net
asset value of the investees, if any,

are amortized into net income over the remaining useful lives of the underlying
assets. Similar to the “Business combinations” section

above, in determining the fair value of these investments,
judgements and assumptions are inherent in our estimates of

(i) future revenues, expenses and cash flows, (ii)

discount
rates, and (iii) the valuation of certain intangible assets, etc. Investments in equity-accounted companies are assessed for
impairment whenever changes in the facts and circumstances

indicate a loss in value has occurred, if the loss is deemed to be other than temporary.

When the loss is deemed to be other than temporary,

the carrying value of the equity method
investment is written down to fair value. See “Note

4 - Acquisitions, divestments and equity-accounted companies

”, to
our Consolidated Financial Statements for details of

our investments in equity-accounted companies.

Goodwill and intangible assets
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
reporting unit’s fair value.

Key assumptions in determining the fair value of the reporting unit include the projected level
of business operations, the reporting unit’s

weighted‑average cost of capital, the income tax rate and

the terminal growth
rate.
We adopted

ABB’s new operating model

,

the ABB Way,

on July 1, 2020, which resulted in a change to the
composition of reporting units. Previously,

the reporting units were the same as the operating segments for
Electrification, Motion and Robotics & Discrete Automation,

while for the Industrial Automation operating segment the
reporting units were determined to be at the Division level,

which is one level below the operating segment. The

ABB
Way provides

the Divisions with full ownership and accountability for their respective strategies, performance and
resources and as a result we concluded that our reporting

units would then be the 18 Divisions. This change resulted
only in an allocation of goodwill within the operating

segments and thus there was no change to segment level goodwill.
As a result of the new composition of the reporting units and reallocation of goodwill, an interim quantitative
impairment test was conducted before and after the change

as of July 1, 2020. In the “before” test, it was concluded

that
the fair value of our reporting units exceeded the carrying

value under the historical reporting unit structure.
We then performed

the impairment test immediately after the change in reporting units and the fair value of
each was determined using a discounted cash flow

fair value estimate based on objective information at the
measurement date. The significant assumptions used to

develop the estimates of fair value for each reporting unit
included our best estimates of the expected future results and discount rates specific to the reporting unit. Determining
the projected future cash flows required significant judgments and estimates involving variables such as future sales
volumes, sales prices, production and other operating costs,

capital expenditures, net working capital requirements and
other economic factors such as the continued impact of

the COVID-19 pandemic. The fair value estimates were based
on assumptions that we believed to be reasonable,

but which were inherently uncertain and thus, actual

results may
differ from those estimates. Sensitivity analyses were

performed around certain of these assumptions in order

to assess
the reasonableness of the assumptions and the resulting

estimated fair values.
The interim quantitative impairment test indicated that,

with the exception of the Machine Automation
reporting unit within the Robotics & Discrete Automation

operating segment, the estimated fair values of our reporting units were substantially in excess of their carrying value.

The contraction of the global economy in 2020, particularly

in
end-customer industries and considerable uncertainty around the continued pace of macroeconomic recovery generally
led to a reduction in the fair values of the reporting units,

thus also affecting the Machine Automation repor

ting unit. At
the Division level, this reporting unit does not benefit

from shared cash flows generated within an entire operating
segment. In addition, the book value of the Machine Automation

Division includes

a significant amount of intangible
assets recognized in past acquisitions, resulting in a proportionately higher book value than the other reporting unit
within the Robotics & Discrete Automation Business Area.

These factors led to the carrying value of the Machine
Automation reporting unit exceeding its fair value. During

2020, a goodwill impairment charge of $290

million was
recorded to reduce the carrying value of this reporting

unit to its implied fair value. The remaining goodwill for the
Machine Automation reporting unit was $554 million

as of December 31, 2020. Since the carrying value of this
reporting unit was reduced to its fair value as of July 1,

2020, any material adverse changes such as market deterioration or changes in the competitive landscape could result in

future impairment charges.
At October 1, 2020 and 2019, respectively,

we performed qualitative assessments

and determined that it was
not more likely than not that the fair value for each

of these reporting units was below the carrying value.

As a result, we
concluded that it was not necessary to perform the

quantitative impairment test.
Intangible assets are reviewed for recoverability upon

the occurrence of certain triggering events (such as a
decision to divest a business or projected losses of an

entity) or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We

record impairment charges other than impairments

of goodwill in
“Other income (expense), net” in our Consolidated Income

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

RESEARCH AND DEVELOPMENT
Each year, we invest significantly in

research and development. Our research and development focuses on
developing and commercializing the technologies, products

and solutions of our businesses that are of strategic
importance to our future growth. In 2020, we invested

$1,127 million, or approximately 4.3 percent of our 2020
consolidated revenues, on research and development activities in our continuing operations. We

also had expenditures of
$46 million, or approximately 0.2 percent of our 2020

consolidated revenues, on order‑related development activities.
These are customer‑ and project‑specific development

efforts that we undertake to develop or adapt equipment

and
systems to the unique needs of our customers in connection

with specific orders or projects.
In addition to continuous product development, and order

‑related engineering work, we develop platforms for
technology applications in our businesses in our research

and development laboratories, which operate on a global basis, such as our ABB Ability™

platform.

Through active management of our investment in research and

development, we
seek to maintain a balance between short‑term and long‑term

research and development programs and optimize our
return on investment. We

protect these results by holding patents, copyrights and

other appropriate intellectual property
protection.
To complement

our business-focused product development, our businesses invest together in collaborative
research activities covering topics such as artificial intelligence,

software, sensors, control and optimization,
mechatronics and robotics, power electronics, communication

technologies, material and manufacturing,
electrodynamics or electrical switching technologies. This

results in advancing the state-of-the-art technologies used in our products and in common technology platforms that

can be applied in multiple product lines.
Universities are incubators of future technology,

and one task of our research and development teams

is to
transform university research into industry‑ready technology platforms. We

collaborate with multiple universities and
research institutions to build research networks and foster

new technologies. We

believe these collaborations shorten the
amount of time required to turn basic ideas into viable

products, and they additionally help us to recruit and train new
personnel. We

have built numerous university collaborations in several continents,

including long-term, strategic
relationships with a number of leading institutions in the

U.S., the United Kingdom, Sweden, Germany,

Switzerland,
Poland, India and China.
We are also leveraging

our ecosystem to enhance our innovation efforts

and gain speed with strategic partners
with complementary competencies. In addition, we invest and

collaborate

with start-ups worldwide via our corporate
venture arm ABB Technology

Ventures

and our start-up collaboration arm SynerLeap.
The result of our investment in research and development

is that ABB is widely recognized for its world-class
technology. Technology

has been deeply embedded in our DNA since our founding

and has carried us through our
century-long history.

It is one of the main reasons why customers and partners turn to us for help on their biggest
challenges. Together

with them, we continuously push technology frontiers to make things possible that were not
possible before. We

are committed to stay ahead to help our customers address the world’s energy challenges,

transform
industries to reach new levels of performance and embed

sustainability, all to leav

e

behind a world for future
generations that is at least as healthy and prosperous as

the one we inherited.

ACQUISITIONS AND DIVESTMENTS
Acquisitions
There were no significant acquisitions in 2020 or 2019.

Divestments
Divestment of Power Grids
On July 1, 2020,

ABB completed the divestment of 80.1 percent of its former

Power Grids business to Hitachi.
As this divestment represented a strategic shift that had

a major effect on the Company’s

operations and financial
results, the results of operations for this business are

presented as discontinued operations and the assets and liabilities are reflected as held for sale for all periods presented.

For more information on the divestment of the Power Grids
business see “Note 3 - Discontinued operations”

to our Consolidated Financial Statements.
Divestment of solar inverters
In February 2020, ABB completed the sale of its solar

inverters business to FIMER S.p.A. (Italy) for no
consideration. Under the agreement,

which was reached in July 2019, ABB was obligated to transfer

$143 million of
cash to the buyer on the closing date. In addition, further

payments totaling EUR 132 million ($145 million at the
divestment date) are required to be transferred to the buyer from 2020 through 2025. In connection with this divestment,
in 2019, we recorded a loss of $421 million,

representing the excess of the carrying value over the

estimated fair value
of this business. In 2020, a further $33 million was recorded for additional changes in fair value occurring prior to

the
date of sale. Both amounts, in the respective years are

reported in “Other income (expense), net”. The assets and
liabilities of this business are included within assets and

liabilities held for sale in our Consolidated Balance Sheet

as at
December 31, 2019. For more information on assets held for sale,

see “Note 4 - Acquisitions, divestments and equity-
accounted companies” to our Consolidated Financial Statements.
Other
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
We translate non

‑USD denominated results of operations, assets and liabilities to USD in our Consolidated
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

equity.

While we operate globally and report our financial results

in USD, exchange rate movements between the USD
and the EUR, the CNY and the CHF are of particular

importance to us due to (i) the location of our significant
operations and (ii) our corporate headquarters being

in Switzerland.
The exchange rates between the USD and the EUR,

the USD and the CHF and the USD and the CNY at
December 31, 2020, 2019 and 2018, were as follows:
Exchange rates into $
2020 2019 2018
EUR 1.00

1.23 1.12 1.15
CHF 1.00

1.14 1.03 1.02
CNY 1.00
0.15 0.14 0.15

The average exchange rates between the USD and the

EUR, the USD and the CHF and the USD and the CNY
for the years ended December 31, 2020, 2019 and 2018, were as follows:
Exchange rates into $
2020 2019 2018
EUR 1.00

1.14 1.12 1.18
CHF 1.00

1.07 1.01 1.02
CNY 1.00
0.14 0.14 0.15

When we incur expenses that are not denominated in the same

currency as the related revenues, foreign
exchange rate fluctuations could affect our

profitability. To

mitigate the impact of exchange rate movements on our
profitability, it is our

policy to enter into forward foreign exchange contracts to manage the foreign exchange transaction
risk of our operations.
In 2020,

approximately 76 percent of our consolidated revenues were reported in currencies other than the
USD. The following percentages of consolidated revenues

were reported in the following currencies:
•

Euro, approximately 23 percent, and
•

Chinese renminbi, approximately 15 percent.
In 2020,

approximately 74 percent of our cost of sales and selling, general and administrative expenses were
reported in currencies other than the USD. The following

percentages of consolidated cost of sales and selling, general and administrative expenses were reported in the following

currencies:
•

Euro, approximately 22 percent, and

•

Chinese renminbi, approximately 13 percent.

We also incur

expenses other than cost of sales and selling, general and

administrative expenses in various
currencies.
The results of operations and financial position of our subsidiaries outside of the U.S. are generally accounted
for in the currencies of the countries in which those

subsidiaries are located. We

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

r

orders result in revenues in periods after the order is booked.
Consequently, the

level of orders generally cannot be used to accurately predict future revenues or operating
performance. Orders that have been placed can often be cancelled,

delayed or modified by the customer.

These actions
can reduce or delay any future revenues from the order

or may result in the elimination of the order.

PERFORMANCE MEASURES
We evaluate the

performance of our operating segments based on orders received,

revenues and Operational
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
•

acquisition-

and divestment-related expenses and integration costs,
•

other income/expense relating to the Power Grids joint

venture,

•

certain other non-operational items, as well as
•

foreign exchange/commodity timing differences

in income from operations consisting of: (a) unrealized
gains and losses on derivatives (foreign exchange, commodities,

embedded derivatives), (b) realized gains
and losses on derivatives where the underlying hedged

transaction has not yet been realized, and
(c) unrealized foreign exchange movements on receivables/payables

(and related assets/liabilities).
Certain other non-operational items generally includes:

certain regulatory, compliance

and legal costs, certain
asset write downs/impairments (including impairment

of goodwill) and certain other fair value changes, as well

as other
items which are determined by management on a case-by-case basis.
See “Note 23 - Operating segment and geographic

data” to our Consolidated Financial Statements for a
reconciliation of the total Operational EBITA

to income from continuing operations before taxes.

ANALYSIS OF

RESULTS

OF OPERATIONS
Our consolidated results from operations were as follows:

INCOME STATEMENT

DATA:
($ in millions, except per share data in $) 2020 2019 2018
Revenues

26,134 27,978 27,662
Cost of sales

(18,256) (19,072) (19,118)
Gross profit 7,878 8,906 8,544
Selling, general and administrative expenses

(4,895) (5,447) (5,295)
Non-order related research and development expenses

(1,127) (1,198) (1,147)
Impairment of goodwill (311) — —
Other income (expense), net

48 (323) 124
Income from operations 1,593 1,938 2,226
Interest and dividend income

51 67 72
Interest and other finance expense

(240) (215) (262)
Losses from extinguishment of debt (162) — —
Non-operational pension (cost) credit
(401) 72 83
Income tax expense (496) (772) (544)
Income from continuing operations, net of

tax
345 1,090 1,575
Income from discontinued operations, net of tax

4,860 438 723
Net income 5,205 1,528 2,298
Net income attributable to noncontrolling interests

(59) (89) (125)
Net income attributable to ABB 5,146 1,439 2,173
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax

294 1,043 1,514
Income from discontinued operations, net of tax

4,852 396 659
Net income

5,146 1,439 2,173
Basic earnings per share attributable

to ABB shareholders:
Income from continuing operations, net of tax

0.14 0.49 0.71
Income from discontinued operations, net of tax

2.30 0.19 0.31
Net income

2.44 0.67 1.02
Diluted earnings per share attributable

to ABB shareholders:
Income from continuing operations, net of tax

0.14 0.49 0.71
Income from discontinued operations, net of tax

2.29 0.19 0.31
Net income

2.43 0.67 1.02

A more detailed discussion of the orders, revenues, income

from operations and Operational EBITA

for our
Business Areas follows in the sections of “Business analysis

”

below for Electrification, Industrial Automation, Motion,
Robotics & Discrete Automation and Corporate and

Other. Orders and revenues of

our businesses include intersegment
transactions which are eliminated in the “Corporate and

Other” line in the tables below.

Orders
% Change
($ in millions) 2020 2019 2018 2020 2019
Electrification 11,884 13,050 11,867 (9)% 10%
Industrial Automation

6,144 6,432 6,697 (4)% (4)%
Motion 6,574 6,782 6,725 (3)% 1%
Robotics & Discrete Automation 2,868 3,260 3,808 (12)% (14)%
Total

Business Areas
27,470 29,524 29,097 (7)% 1%
Corporate and Other
Non-core and divested businesses (31) (91) 364 n.a. n.a.
Intersegment eliminations and other (927) (845) (871) n.a. n.a.
Total 26,512 28,588 28,590 (7)% 0%

In 2020, total orders decreased 7 percent compared to 2019

(7 percent in local currencies). Total

orders reflect
the decline across all Business Areas as the COVID-19 pandemic affected most of our businesses across all regions.
Measures taken by governments worldwide to contain

the virus severely restrained investments, travel and

consumption.
The decrease was most significant in the Robotics & Discrete Automation

Business Area, recording a significant
decrease in orders due to COVID-19 disruptions

and strong headwinds in discrete markets. The order decreas

e

in the
Electrification, Industrial Automation and Motion Business Areas

was moderate. The decline in orders

was most
significant in the second quarter of the year,

with variable recovery levels during the second half of 2020

.

In particular,
in the Asia, Middle East and Africa region, order levels

showed signs of a full recovery by the end of 2020 in

most
businesses. For additional information about individual

Business Area order performance, refer to the relevant

sections
of “Business analysis” below.
We determine

the geographic distribution of our orders based on the location of the ultimate destination of the
products’ end use, if known, or the location of the customer.

The geographic distribution of our consolidated orders

was
as follows:
% Change
($ in millions) 2020 2019 2018 2020 2019
Europe 9,618 10,509 10,725 (8)% (2)%
The Americas

7,956 9,057 8,243 (12)% 10%
of which: United States 5,971 6,804 6,135 (12)% 11%
Asia, Middle East and Africa

8,938 9,022 9,622 (1)% (6)%
of which: China 4,121 4,118 4,201 0% (2)%
Total 26,512 28,588 28,590 (7)% 0%

In 2020, orders declined in all regions,

reflecting the global impact of the COVID-19 pandemic. In the
Americas orders declined 12 percent (11

percent in local currencies) and declined in all Business Areas. Orders declined
in the U.S., Canada, Brazil, Mexico, Argentina

and Peru, while they remained flat in Chile, driven by large orders in the
Industrial Automation Business Area. In Europe,

orders decreased 8 percent (9 percent in local currencies) with all
Business Areas reporting order declines.

Orders decreased in Germany,

Switzerland, Italy, Finland

and Norway while
they increased in most Business Areas in Sweden,

reflecting lighter local COVID-19 restrictions. In Asia, Middle

East
and Africa orders declined 1 percent (1 percent in local

currencies) and were lower in the Robotics & Discrete
Automation and Electrification Business Areas, while in the Industrial

Automation and Motion Business Areas

orders
increased, driven by the growth in China. Total

orders decreased in India, Singapore and Japan while they

increased in
South Korea and Australia driven by large

orders in the Motion and Industrial Automation Business Areas. Orders

from
China remained flat.

Order backlog
December 31, % Change
($ in millions) 2020 2019 2018 2020 2019
Electrification 4,358 4,488 4,113 (3)% 9%
Industrial Automation 5,805 5,077 4,986 14% 2%
Motion 3,320 2,967 2,740 12% 8%
Robotics & Discrete Automation 1,403 1,356 1,438 3% (6)%
Total

Business Areas
14,886 13,888 13,277 7% 5%
Corporate and Other
Non-core and divested businesses 139 192 555 (28)% (65)%
Intersegment eliminations (722) (756) (748) n.a. n.a.
Total 14,303 13,324 13,084 7% 2%

At December 31, 2020, consolidated order backlog was 7

percent higher (3 percent in local currencies)
compared to December 31, 2019. Order backlog increased

significantly in the Industrial Automation and Motion
Business Areas,

increased moderately in Robotics & Discrete Automation

Business Area, while it decreased slightly in
the Electrification Business Area. The increase in the

Motion Business Area was driven by strong order growth in

long-
cycle businesses. Order backlog also increased in the

Industrial Automation Business Area due to orders

relating to
specialty marine vessels. The order backlog in the Robotics &

Discrete Automation Business Area increased slightly,
benefiting from order intake in the 3C and automotive

and automotive-related sectors.

Revenues
% Change
($ in millions) 2020 2019 2018 2020 2019
Electrification 11,924 12,728 11,686 (6)% 9%
Industrial Automation 5,792 6,273 6,500 (8)% (3)%
Motion 6,409 6,533 6,463 (2)% 1%
Robotics & Discrete Automation 2,907 3,314 3,611 (12)% (8)%
Total

Business Areas
27,032 28,848 28,260 (6)% 2%
Corporate and Other
Non-core and divested businesses (6) 37 273 n.a. (86)%
Intersegment eliminations and other (892) (907) (871) n.a. n.a.
Total 26,134 27,978 27,662 (7)% 1%

In 2020, revenues decreased 7 percent (6 percent in

local currencies). Revenues decreased across all Business
Areas with the impacts of the COVID-19 pandemic

resulting in a reduction in business activity and a substantial drop in
book-and-bill activities. Despite these challenges,

revenues in the Electrification and Motion Business Areas reflected good execution of the order backlog as well as resilience

in the short-cycle businesses, particularly in the

second half of
the year. For additional analysis of

revenues for each of the Business Areas,

refer to the relevant sections of Business
analysis below.

We determine

the geographic distribution of our revenues based on the

location of the ultimate destination of
the products’ end use, if known, or the location of the customer.

The geographic distribution of our consolidated
revenues was as follows:

% Change
($ in millions) 2020 2019 2018 2020 2019
Europe

9,764 10,097 10,129 (3)% 0%
The Americas

7,949 8,955 8,042 (11)% 11%
of which: United States 6,027 6,753 6,005 (11)% 12%
Asia, Middle East and Africa

8,421 8,926 9,491 (6)% (6)%
of which: China 4,098 4,047 4,910 1% (18)%
Total 26,134 27,978 27,662 (7)% 1%

In 2020, revenues decreased across all regions,

reflecting the impact of the COVID-19 pandemic.

In the
Americas revenues decreased 11 percent

(9 percent in local currencies) and were lower across all Business Areas.
Revenues declined in the U.S., Canada, Brazil, Mexico,

Argentina, Chile and Peru. In Europe revenues decreased
3 percent (4 percent in local currencies),

partly due to the sale of the solar inverters business in 2020.

In Europe,
revenues

decreased across all Business Areas except in the Motion Business Area

,

reflecting lower sales volumes in
Germany, Switzerland,

Italy, Norway and the

United Kingdom while revenues

grew in Sweden and Finland with robust
execution of orders, especially in short-cycle businesses and due to lighter COVID-19 restrictions in Sweden. In

Asia,
Middle East and Africa revenues decreased 6 percent

(5 percent in local currencies) and decreased across all Business
Areas except the Motion Business Area which remained flat.

Revenues decreased in Saudi Arabia, India, Australia,
South Korea and Singapore while they increased in China

and in Japan due to a strong execution of the order backlog
and generally lower lockdown restrictions

over the year,

benefiting the Robotics & Discrete Automation Business Area.

Cost of sales
Cost of sales consists primarily of labor,

raw materials and component costs but also includes indirect production costs, expenses for warranties, contract and

project charges, as well as order‑related development

expenses
incurred in connection with projects for which corresponding revenues have been recognized.
In 2020,

cost of sales decreased 4 percent (4 percent in local currenc ies) to $18,256 million and cost of sales as
a percentage of revenues increased from 68.2 percent to 69.9 percent in 2020,

a reduction in the gross margin percentage
of 1.7 percent, partially due to the impact on sales volumes of the COVID-19 pandemic.

The decrease in gross margin
percentage also reflects additional losses for projects in

non-core businesses and warranty charges relating

to a divested
business. In the Business Areas, the gross margin

percentage was steady in the Electrification

Business Area,

benefiting
from favorable changes in commodity prices in 2020.

Gross margin percentages in the Robotics & Discrete Automation
Business Area and the Industrial Automation Business Area

were lower in 2020 compared to 2019, while in the Motion
Business Area they were steady.

For ABB, the gross margin did benefit partially from

the results of savings from supply
chain, operational excellence and the results of OS initiatives.

Selling, general and administrative expenses
The components of selling, general and administrative

expenses were as follows:
($ in millions) 2020 2019 2018
Selling expenses

3,087 3,383 3,228
General and administrative expenses

1,808 2,064 2,067
Total 4,895 5,447 5,295

In 2020, general and administrative expenses decreased

by 12 percent compared to 2019 (12 percent in local
currencies). As a percentage of revenues, general and

administrative expenses decreased to 6.9% from 7.4% in 2019.
General and administrative expenses were impacted by

$152 million of restructuring and implementation expenses

for
the OS program and administrative expenses from the

integration of the acquired GEIS business compared to
$240 million in 2019.

General and administrative expenses in 2020 did benefit from a $185 million reduction of
stranded corporate costs compared to 2019 but continue

s

to include those ongoing costs required to deliver services to
Hitachi ABB Power Grids

under transition service agreements, for which we are compensated and recorded $91 million
in Other income and expense,

net, during 2020. Stranded costs were overhead and other

management costs which could
previously be allocated to the Power Grids business and

were lower in 2020 as a large portion of the central

costs
supporting that business were transferred directly to the business.

We had a decrease

of general corporate function costs,
including the impact of a significant reduction in travel expenses.
In 2020, selling expenses decreased 9 percent compared

to 2019 (9 percent in local currencies) mainly driven
by significantly reduced sales activities and related travel expenses as virtual sales meetings have been introduced

to
substitute face-to-face customer visits, due to the COVID-19 pandemic.

This resulted in lower selling expenses across
all Business Areas. These factors resulted in decreasing

selling expenses as a percentage of orders received from 11.8 percent to 11.6 percent.

Non‑order related research

and development expenses
In 2020, non‑order related research and development

expenses decreased 6 percent (7 percent in local
currencies) compared to 2019. Non‑order related research

and development expenses decreased mainly as a result of a
reduction in the number of research and development

employees, due to both restructuring efforts and transfer

of
employees to Hitachi ABB Power Grids.
In 2020, non‑order related research and development

expenses as a percentage of revenues remained
unchanged at 4.3 percent compared to the previous year.

Impairment of goodwill
In 2020, as a result of the new composition of the reporting units and reallocation of goodwill, we recorded an
impairment charge of $311

million, the majority of which related to our Machine Automation

Division within the
Robotics & Discrete Automation Business Area. See “Note 11

- Goodwill and intangible assets”

to our Consolidated
Financial Statements.

Other income (expense), net
($ in millions) 2020 2019 2018
Income (loss) from equity-accounted companies (66) 8 6
Income from provision of services under transition services agreement 91 — —
Brand income from Hitachi ABB Power Grids 60 — —
Net gain from sale of property,

plant and equipment

37 51 57
Gain (loss) from change in fair value of investments in

equity securities
71 (5) (6)
Favorable resolution of an uncertain purchase price adjustment 36 92 —
Net gain (loss) from sale of businesses

(2) 55 57
Gain on liquidation of foreign subsidiary — — 31
Restructuring and restructuring-related expenses
(1)
(87) (69) (37)
Fair value adjustment on assets and liabilities held for sale (33) (421) —
Asset impairments

(35) (56) (30)
Other income (expense) (24) 22 46
Total 48 (323) 124

(1) Excluding

asset impairments

In 2020, Other income (expense), net, was a gain of $48

million while it was a loss of $323 million in 2019.

In
2020,

the amount includes the brand income from Hitachi ABB Power Grids and an income of $91 million related to
services provided to Hitachi ABB Power Grids as part of transitional service agreements. The amount also includes fair
value adjustments of investments in our ABB Technology

Ventures

portfolio of $73 million. Partially offsetting this
were costs for restructuring and restructuring-related

expenses, asset impairments and net losses of $66 million from equity-accounted companies.

The net loss from equity-accounted companies primarily

reflects the loss from the Hitachi
ABB Power Grids joint venture (see “Note 4 - Acquisitions,

divestments and equity-accounted companies” to our
Consolidated Financial Statements for additional information)

.
Other income (expense), net in 2019 included a loss of $421

million for the fair value adjustment to the net
assets of the solar inverters business. This was partially offset by a gain of $92 million resulting from a favorable
resolution of an uncertain purchase price adjustment

related to the acquisition of GEIS.

Income from operations
% Change
($ in millions) 2020 2019 2018 2020 2019
Electrification 1,335 1,049 1,290 27% (19)%
Industrial Automation

344 700 853 (51)% (18)%
Motion 989 1,009 924 (2)% 9%
Robotics & Discrete Automation (163) 298 456 n.a. (35)%
Total

Business Areas
2,505 3,056 3,523 (18)% (13)%
Corporate and Other (927) (1,113) (1,302) n.a. n.a.
Intersegment elimination

15 (5) 5 n.a. n.a.
Total 1,593 1,938 2,226 (18)% (13)%

In 2020 and 2019, changes in income from operations

were a result of the factors discussed above and in
“Business analysis” below.

Financial income and expenses
Financial income and expenses include “Interest and

dividend income”, “Interest and other finance

expense”
and “Losses from extinguishment of debt”.

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

discontinued operations.
($ in millions) 2020 2019 2018
Interest and dividend income

51 67 72
Interest and other finance expense

(240) (215) (262)
Losses from extinguishment of debt (162) — —

In 2020,

“Interest and other finance expense” increased compared to 2019. Although we incurred lower interest
charges on outstanding debt due to lower interest rates

and a reduction of debt outstanding, this was offset

by higher
foreign currency exchange losses.
In 2020, we redeemed the full amount outstanding

for two bonds according to the terms of the instruments and
executed public tenders for two additional bonds resulting

in a partial reduction of the principal outstanding. These
transactions resulted in losses on extinguishment of debt totaling

$162 million (see “Note 12 - Debt” to our Consolidated
Financial Statements).

Non-operational pension (cost) credit
A non-operational pension cost of $401 million was incurred in

2020 compared to a $72 million credit in 2019.
In 2020, we incurred charges of $520 million for

certain settlements of international pension plans (see “Note

17 -
Employee benefits” to our Consolidated Financial Statements).

Income tax expense
($ in millions) 2020 2019 2018
Income from continuing operations before taxes

841 1,862 2,119
Income tax expense (496) (772) (544)
Effective tax rate for the year

59.0% 41.5% 25.7%

In 2020, the effective tax rate increased from

41.5 percent to 59.0 percent due to several factors. First, in 2020, the distribution of income within the Group resulted in

a 5 percent higher weighted-average global tax rate.
Additionally, the

tax rate was negatively impacted by 9 percent due to the impairment of non-deductible goodwill and
10 percent due to non-deductible charges relating

to the settlement of certain defined benefit pension plans

in 2020. The
rate was also negatively impacted by 5 percent due

to losses from extinguishment of debt which were incurred in jurisdictions with a full valuation allowance. These negative impacts

were partially offset by the favorable

resolution of
an uncertain tax position in Asia which reduced the

tax rate by 10 percent and the positive impact due to the
reorganization of a business of 2 percent.
In 2019 there were impacts

on the effective tax rate from recording a loss for

the planned sale of the solar
inverters business which reduced the weighted-average global tax rate by approximately 2 percent and an increase in the
effective tax rate by 6 percent due to a change in

a valuation allowance. During 2019, the effective tax

rate also was
negatively impacted due to amounts for the planned

divestment of the Power Grids business, primarily non-deductible expenses, taxes payable due to the reorganization

of the business in connection with the planned sale, changes to
valuation allowances and additional taxes for unremitted

earnings. Additionally, the

effective tax rate was also higher
due to changes

in valuation allowances and changes in taxes due to interpretation of tax law and double tax treaty
agreements by competent tax authorities. See “Note 16

- Income taxes” to our Consolidated Financial Statements for additional information.

Income from continuing operations, net of

tax
As a result of the factors discussed above, income from

continuing operations, net of tax, in 2020 decreased by
$745 million compared to 2019 to $345 million.

Income from discontinued operations, net of

tax
Income from discontinued operations, net of tax, in

2020, 2019 and 2018 was as follows:
($ millions)
2020 2019 2018
Total revenues

4,008 9,037 9,698
Total cost of sales

(3,058) (6,983) (7,378)
Gross profit 950 2,054 2,320
Expenses

(808) (1,394) (1,326)
Net gain recognized on sale of the Power Grids business 5,141 — —
Income from operations 5,282 660 994
Net interest and other finance expense

(5) (61) (55)
Non-operational pension (cost) credit (94) 5 12
Income from discontinued operations before

taxes
5,182 605 951
Income tax expense (322) (167) (228)
Income from discontinued operations, net of

tax

4,860 438 723

On July 1, 2020, we completed the divestment of

80.1 percent of our former Power Grids business to Hitachi.
As a result of the sale, substantially all Power Grids related assets and liabilities have been sold. As this divestment
represented a strategic shift that would have a major effect on our operations and financial results, the results of
operations for this business have been presented as discontinued

operations for all periods presented. In addition,
consistent with the presentation of the business as discontinued

operations, during 2019 and up to the sale in 2020, we
did not record depreciation or amortization on the property,

plant

and equipment, and intangible assets reported as
discontinued operations.
In 2020, as a result of the sale of the Power Grids business,

we recognized a net gain of $5,141 million, net of
transaction costs, for the sale of the entire Power Grids

business which is included in Income from discontinued
operations, net of tax. Included in the net gain was a cumulative translation loss relating to the Power Grids business of
$420 million which was reclassified from accumulated

other comprehensive loss (see “Note 21 - Other comprehensive income” to our Consolidated Financial Statements). Certain amounts included in the net gain are estimated or otherwise
subject to change in value and, as a result, we may

record additional adjustments to the gain in future periods which are
not expected to have a material impact on the Consolidated

Financial Statements.
Until the date of the divestment, Income from discontinued

operations excluded

certain costs which were
previously able to be allocated to the former Power Grids business.

As a result, $40 million and $225 million for

2020
and 2019, respectively,

of allocated overhead and other management costs (stranded

corporate costs), which were
previously able to be included in the measure of segment profit for the Power Grids business were reported as part

of
Corporate and Other.
The amounts shown in the table above for the full-year 2020

primarily represent the operations of the Power
Grids business for six months, compared to a full year

of operations for 2019 and 2018. Income from discontinued
operations for 2020 and 2019 included income from operations

,

before tax, of $5,182 million and $605 million,
respectively. The

results in 2020 reflect the unfavorable impact of COVID-19

on the Power Grids business in the first
half of the year, higher expenses when

compared to the first half of 2019 and the non-operational pension cost related to
the settlement of a defined benefit pension plan in 2020.

In addition, in 2020 and 2019 we recorded $322 million and
$167 million, respectively,

as income tax expense within discontinued operations. In

2020, this included $262 million in
Income tax expense within discontinued operations in

connection with the reorganization of the legal entity

structure of
the Power Grids business required to facilitate its sale.

For additional information on the divestment and discontinued

operations,

see “Note 3 - Discontinued
operations”

to our Consolidated Financial Statements.

Net income attributable to ABB
As a result of the factors discussed above, net income

attributable to ABB in 2020 increased by $3,707 million
compared to 2019 to $5,146 million.

Earnings per share attributable to ABB shareholders
(in $) 2020 2019 2018
Basic earnings per share attributable

to ABB shareholders:
Income from continuing operations, net of tax

0.14 0.49 0.71
Income from discontinued operations, net of tax

2.30 0.19 0.31
Net income

2.44 0.67 1.02
Diluted earnings per share attributable

to ABB shareholders:
Income from continuing operations, net of tax

0.14 0.49 0.71
Income from discontinued operations, net of tax

2.29 0.19 0.31
Net income

2.43 0.67 1.02

Basic earnings per share is calculated by dividing income

by the weighted‑average number of shares
outstanding during the year.

Diluted earnings per share is calculated by dividing income by the weighted‑average
number of shares outstanding during the year,

assuming that all potentially dilutive securities were exercised,

if dilutive.
Potentially dilutive securities comprise: outstanding written call options and outstanding options and shares granted
subject to certain conditions under our share‑based payment

arrangements. See “Note 20 - Earnings per share”

to our
Consolidated Financial Statements.

Business analysis

Electrification Business Area
The financial results of our Electrification Business Area, including the operations of GEIS which was acquired
in June 2018, were as follows:

% Change
($ in millions) 2020 2019 2018 2020 2019
Orders

11,884 13,050 11,867 (9)% 10%
Order backlog at December 31,

4,358 4,488 4,113 (3)% 9%
Revenues

11,924 12,728 11,686 (6)% 9%
Income from operations

1,335 1,049 1,290 27% (19)%
Operational EBITA

1,681 1,688 1,626 0% 4%

Orders
Approximately two-thirds of the Business Area’s

orders are for products with short delivery times; orders

are
usually recorded and delivered within a three-month period

and thus are generally considered as short-cycle. The
remainder of orders is comprised of smaller projects that

require longer lead times, as well as larger solutions

requiring
engineering and installation. Approximately half of the

Business Area’s orders are received

via third-party distributors;
as a consequence, end-customer market data is based parti

ally on management estimates.
In 2020, orders decreased 9 percent (9 percent in local currencies)

as the global COVID-19 pandemic
negatively impacted demand across all Divisions. Measures taken by governments worldwide to contain the virus
severely restrained private consumption, investment, trade

and travel. Orders decreased 3 percent due to the impact of
the divestment of the solar inverters business in the first quarter of 2020, as well as the divestment of two joint ventures
in China in the end of 2019. Investment in oil and gas related projects decreased

significantly, reflecting

the current
economic uncertainty.

Demand in the building segment was significantly impacted

by global lockdowns and COVID-19
related restrictions across various markets,

while residential activities showed signs

of recovery during the fourth
quarter.

Commercial and industrial buildings suffered from weaker

market conditions, which contributed to the overall
order decrease. A lower level of large

orders from the utility sector negatively impacted orders in the

Distribution
Solutions

Division in 2020.

The demand for data centers benefited from a positive momentum with strong contribution
from colocation,

cloud-based customers and hyperscale investments. Demand for electric vehicle infrastructure and
urban mobility (E-bus, AC-DC chargers, Metro

trains) was strong, with investment in all regions. Rail investments continued to be robust throughout the year.
The geographic distribution of orders for our Electrification

Business Area was as follows:
($ in millions) 2020 2019 2018
Europe

4,149 4,281 4,225
The Americas

4,033 4,653 3,771
of which: United States 3,065 3,501 2,746
Asia, Middle East and Africa

3,702 4,116 3,871
of which: China 1,819 1,885 1,776
Total 11,884 13,050 11,867

In 2020, orders decreased in all regions. Orders in Europe

decreased 3 percent (3 percent in local currencies) as
robust order intake in Germany and Sweden partially compensated lower order volumes

in Italy, France and Spain

due
to the current market contraction.

Demand in Asia, Middle East and Africa decreased 10 percent (10 percent in local
currencies) despite a recovery in China during the second

half of the year which substantially offset the COVID-19
related order drop in the first half of the year.

The COVID-19 pandemic impacted total orders in the Americas
significantly,

decreasing 13 percent (12 percent in local currencies). Orders in the U.S., Brazil and Mexico decreased
substantially.

Orders in Canada were also lower but showed signs of recovery in the fourth quarter.
Order backlog
In 2020, the order backlog decreased 3 percent (5 percent

in local currencies). The order backlog decreased
2 percent due to the impact of the divestment of the solar

inverters business in the first quarter of 2020. The remaining order backlog decreased by 1 percent, partly due to strong

backlog execution in the Distribution Solutions Division,

but
also reflecting the weaker order intake in most Divisions during the year.
Revenues
In 2020, revenues decreased 6 percent (6 percent in

local currencies). Revenues declined across all Divisions
reflecting the challenging market condition and operational

environment caused by the COVID-19 pandemic. Revenues
decreased 3 percent due to the impact of the divestment

of the solar inverters business in the first quarter of 2020, as well as the divestment of two joint ventures in China in

the end of 2019. Revenues from long-cycle businesses were
impacted by COVID-19 related execution challenges such

as restrictions to access customer sites, as well as customer driven delays in receiving finished goods. Revenues from

data centers, e-mobility,

power distribution and mining were
more robust than oil and gas, and conventional power

generation. Revenues from short-cycle product businesses were negatively affected by COVID-19 and decreased

across most end-user segments,

including residential and commercial
buildings. Revenues for the Installation Products and Power

Conversion Divisions,

which have a high dependence on the
North American market,

were particularly challenged.
The geographic distribution of revenues for our Electrification

Business Area was as follows:

($ in millions) 2020 2019 2018
Europe

4,190 4,251 4,136
The Americas

4,093 4,635 3,715
of which: United States 3,115 3,555 2,724
Asia, Middle East and Africa

3,641 3,842 3,835
of which: China 1,858 1,749 1,752
Total 11,924 12,728 11,686

In 2020, revenues in the Americas were strongly impacted

by the COVID-19 pandemic and decreased
12 percent (11 percent in local currencies)

with significant declines in the U.S., Brazil and Mexico.

Revenues in Europe
were robust, decreasing 1 percent (2 percent in local currencies).

Lower revenues in Switzerland, Italy and Spain were
partially offset by growth in Germany,

Sweden, Finland and Netherlands.

Revenues decreased 5 percent

(5 percent in
local currencies)

in Asia, Middle East and Africa,

as the recovery in China during the second half of the year could not
fully compensate revenue declines within the region, such

as in India,

caused by lower demand and COVID-19
pandemic driven lockdowns.

Income from operations

In 2020, income from operations increased 27 percent,

mainly due to both the comparative loss of $421 million
recognized in 2019 to record the solar inverters business at fair value net of the higher gain in 2019 of $92 million
relating the receipt of cash from General Electric for a

favorable resolution of an uncertainty with respect to the

price
paid to acquire GEIS. The COVID-19 pandemic negatively

affected the Business Area with lower revenues,

higher costs
of underutilized manufacturing facilities as well as higher costs for various necessary safety measures and protective
equipment. This was partly offset by government

grants, furlough measures and a significant reduction of travel

and
other discretionary expenses. Income from operations

in 2020 benefited from a reduction in acquisition-related expenses and integration costs compared to 2019,

mainly relating to GEIS. The Business Area also benefited

from lower
commodity prices in 2020, although commodity

headwinds gradually increased during the year.

Product pricing actions
across the product businesses and the benefits of savings

realized from ongoing restructuring and cost savings programs also had a positive impact on operating margin

s. However, the Distribution Solutions

Division experienced negative
impacts from pricing pressure,

and OS related implementation costs were higher in 2020

compared to 2019.
Restructuring related expenses in our operating Divisions

were steady,

and changes in foreign currencies, including the
impacts from FX/commodity timing differences

,

had no significant impact on 2020 compared to 2019.
Operational EBITA
The reconciliation of Income from operations to Operational

EBITA for

the Electrification Business Area was
as follows:

($ in millions) 2020 2019 2018
Income from operations 1,335 1,049 1,290
Acquisition-related amortization

115 115 106
Restructuring, related and implementation costs 145 112 98
Changes in obligations related to divested businesses 15 — —
Changes in pre-acquisition estimates 11 22 19
Gains and losses from sale of businesses 4 (42) (81)
Fair value adjustment on assets and liabilities held for sale 33 421 —
Favorable resolution of an uncertain purchase price adjustment (36) (92) —
Acquisition-

and divestment-related expenses and integration costs
71 119 168
Certain other non-operational items 9 3 (2)
FX/commodity timing differences in income

from operations
(21) (19) 28
Operational EBITA 1,681 1,688 1,626

In 2020,

Operational EBITA

remained flat (1 percent lower excluding the impacts from

changes in foreign
currencies) compared to 2019, primarily due to the reasons

described under “Income from operations”, excluding the
explanations related to the reconciling items in the

table above.
Industrial Automation Business Area
The financial results of our Industrial Automation

Business Area were as follows:

% Change
($ in millions) 2020 2019 2018 2020 2019
Orders

6,144 6,432 6,697 (4)% (4)%
Order backlog at December 31,

5,805 5,077 4,986 14% 2%
Revenues

5,792 6,273 6,500 (8)% (3)%
Income from operations

344 700 853 (51)% (18)%
Operational EBITA

451 732 914 (38)% (20)%

Orders
In 2020, orders decreased 4 percent (4 percent in local currencies)

compared to 2019 reflecting the combined
effects of the COVID-19 pandemic and a

lower oil price. Those effects negatively impacted orders

in the Measurement
& Analytics, Turbocharging

,

Energy Industries and Process Industries Divisions

while orders in Marine & Ports
Division were up primarily due to large capital

investment orders, specifically for the liquefied natural

gas (LNG) sector.
This increase could not offset the significant

decline in orders, in particular in the ongoing service business which was
driven by mobility constraints caused by extensive lockdown

restrictions as well as lower demand from customers

to
invest in the current uncertain environment. Customer

investment decreased significantly in cruise, conventional power generation, oil and petrochemical,

and mining sectors.
The geographic distribution of orders for our Industrial

Automation Business Area was as follows:

($ in millions) 2020 2019 2018
Europe

2,365 2,599 2,867
The Americas

1,360 1,627 1,564
of which: United States 770 995 990
Asia, Middle East and Africa

2,419 2,206 2,266
of which: China 559 631 564
Total 6,144 6,432 6,697

Orders in Europe decreased 9 percent (9 percent in

local currencies) driven by lower orders in the Energy
Industries Division due to the effect of a

depressed oil price and mobility constraints, and in the

Marine & Ports Division
due to lower cruise orders. Orders in Asia, Middle East and

Africa increased 10 percent (10 percent in local currencies)
due to larger orders related to capital investments in

LNG in the Marine & Ports Division. The remaining

end-markets in
Asia, Middle East and Africa were subdued. China orders

were down in the Energy Industries, Marine & Ports

and
Process Industries Divisions. Orders in the Americas decreased by

16 percent (14 percent in local currencies) and
decreased in all Divisions

except the Marine & Ports Division.

Orders in the U.S. were down in all Divisions except for
the Marine & Ports Division due to a large

specialty marine vessel order.
Order backlog
The order backlog at the end of 2020 was 14 percent

higher (9 percent in local currencies) than at the end of
2019. All Divisions registered an increase in backlog except the Turbocharging Division

which was impacted by the
marine and conventional onshore oil and gas markets. The

Marine & Ports Division benefited from orders for

specialty
marine vessels which are executed over multiple years.

The Energy Industries Division’s

backlog increase reflected
select orders for LNG solutions and the Process Industries Division’s backlog benefited from the receipt of a large

order
in the mining market.
Revenues
In 2020, revenues decreased 8 percent (7 percent in

local currencies). Revenues were lower across all Divisions
compared to 2019,

reflecting subdued level of book-and-bill activities. Revenues in shorter cycle businesses were
particularly impacted due to the COVID-19 pandemic and

service was significantly down, due to mobility constraints
and difficulties in executing services described

above.

The geographic distribution of revenues for our Industrial

Automation Business Area was as follows:

($ in millions) 2020 2019 2018
Europe

2,395 2,494 2,534
The Americas

1,329 1,595 1,479
of which: United States 808 950 944
Asia, Middle East and Africa

2,068 2,184 2,487
of which: China 629 612 616
Total 5,792 6,273 6,500

In 2020,

revenues were 4 percent lower (4 percent in local currencies)

in Asia, Middle East and Africa,
17 percent lower (15 percent in local currencies) in the

Americas and 5 percent weaker (5 percent in local currencies)

in
Europe compared to 2019. In Asia, Middle East and Africa,

the Process Industries, Marine & Ports and Turbocharging
Divisions registered strong growth in 2020.

The Process Industries, Marine & Ports and Turbocharging

Divisions grew
strongly in China while revenues in the Energy

Industries Division were negatively impacted by project-related challenges in the Kusile power generation project in

South Africa. In Europe, revenues decreased across all Divisions except in the Process Industries Division. In the Americas

,

revenues were negatively impacted across all Divisions.
Revenues in the U.S. declined significantly,

reflecting the downturn in the oil and gas and cruise market segments.
Income from operations
In 2020, income from operations decreased 51 percent

compared to 2019 on weaker sales volumes in all
Divisions, project-related challenges in the Kusile power

generation project in South Africa and legacy projects in India, and higher restructuring charges of approximately

$100 million. Income from operations was also impacted

by legal
costs relating to challenges in certain projects, unfavorable pricing and product mix. The Business Area benefited from
the positive results of ongoing business rationalization efforts and other cost saving measures especially lower sales
expenses. The changes in foreign currencies, including

the effect from changes in the FX/commodity timing

differences
summarized in the table below,

increased

income from operations by 4 percent compared to 2019.
Operational EBITA
The reconciliation of Income from operations to Operational

EBITA for

the Industrial Automation Business
Area was as follows:

($ in millions) 2020 2019 2018
Income from operations 344 700 853
Acquisition-related amortization

4 4 6
Restructuring, related and implementation costs 125 21 35
Gains and losses from sale of businesses — — 3
Acquisition-

and divestment-related expenses and integration costs
2 — 4
Certain other non-operational items 1 2 3
FX/commodity timing differences in income

from operations
(25) 5 10
Operational EBITA 451 732 914

In 2020, Operational EBITA

decreased 38 percent (39 percent excluding the impacts from

changes in foreign
currencies) compared to 2019. The change is due

to the reasons described under “Income from operations”, excluding the explanations related to the reconciling items in

the table above.

Motion Business Area
The financial results of our Motion Business Area were as follows:

% Change
($ in millions) 2020 2019 2018 2020 2019
Orders

6,574 6,782 6,725 (3)% 1%
Order backlog at December 31,

3,320 2,967 2,740 12% 8%
Revenues

6,409 6,533 6,463 (2)% 1%
Income from operations

989 1,009 924 (2)% 9%
Operational EBITA

1,075 1,082 1,023 (1)% 6%

Orders
In 2020, orders declined 3 percent (2 percent in local currencies)

compared to 2019, reflecting the impact of the
COVID-19 pandemic.

Orders development had a mixed performance across the market segments. The Business Area
benefited from rising demand in the rail sector,

mainly in the Traction Division and an

increase in demand in the water
and waste water sector in the System Drives and Drive

Products Divisions, with stable demand from traditional heavy industries such as mining and minerals and pulp and paper

as well as slower demand from oil, gas and chemicals.

The geographic distribution of orders for our Motion Business Area was as follows:
($ in millions) 2020 2019 2018
Europe

2,219 2,355 2,260
The Americas

2,276 2,437 2,490
of which: United States 1,898 2,048 2,105
Asia, Middle East and Africa

2,079 1,990 1,975
of which: China 1,077 987 929
Total 6,574 6,782 6,725

In 2020, in Europe orders decreased 6 percent (6 percent

in local currencies)

as orders declined in Finland,
Russia, France, Italy and Spain. In Asia, Middle East and

Africa, orders increased 4 percent (6 percent in local
currencies) driven by growth in China, especially in the

Drive Products

Division and was partly offset by other markets

.
In the Americas, orders declined 7 percent (6 percent

in local currencies) mainly as a result of decreased orders

in the
U.S., reflecting the impact of the COVID-19 pandemic

.
Order backlog
The order backlog in 2020 increased 12 percent (6 percent

in local currencies) compared to 2019. The order
backlog increased driven by strong long-cycle order

growth.
Revenues
In 2020, revenues declined 2 percent (2 percent in local

currencies) compared to 2019, and were lower across
most Divisions, resulting from the impacts of the COVID-19

pandemic. However, revenues reflected

strong execution
from the order backlog especially in the System Drive

s

Division as well as resilience in the short-cycle business,
particularly in the second half of the year.

The geographic distribution of revenues for our Motion

Business Area was as follows:

($ in millions) 2020 2019 2018
Europe

2,196 2,162 2,169
The Americas

2,225 2,378 2,436
of which: United States 1,867 2,009 2,044
Asia, Middle East and Africa

1,988 1,993 1,858
of which: China 1,040 955 940
Total 6,409 6,533 6,463

In 2020, revenues in Europe increased 2 percent (1 percent

in local currencies) driven by increases in Poland,
Spain and Sweden while sales volumes

declined in Germany and Norway.

In Asia, Middle East and Africa revenues
remained stable as revenue growth was strong in China

,

partially offset by decreases

in India and Saudi Arabia. In the
Americas,

revenues decreased 6 percent (5 percent in local currencies)

mainly as a result of lower revenues in the U.S.,
especially in the book-and-bill business in the Motors

& Generators and Mechanical Power Transmission

Divisions.
Income from operations
In 2020, income from operations decreased 2 percent

compared to 2019 driven primarily by lower revenues.
The lower business volumes reflect the impacts of the COVID-19 pandemic on customer demand and product deliveries.
These impacts were mitigated partially by continued cost

discipline, lower travel expenses and a focus on operational performance. In 2020, the Motion Business Area was also impacted by higher restructuring and restructuring-related
expenses. Changes in foreign currencies, including

the impacts from FX/commodity timing differences summarized

in
the table below,

positively impacted income from operations by 3 percent.
Operational EBITA
The reconciliation of Income from operations to Operational

EBITA for

the Motion Business Area was as
follows:
($ in millions) 2020 2019 2018
Income from operations

989 1,009 924
Acquisition-related amortization

52 53 61
Restructuring, related and implementation costs 44 12 17
Gains and losses from sale of businesses — — 4
Acquisition-

and divestment-related expenses and integration costs
— — 2
Certain other non-operational items 17 14 10
FX/commodity timing differences in income

from operations
(27) (6) 5
Operational EBITA

1,075 1,082 1,023

In 2020, Operational EBITA

decreased 1 percent (1 percent excluding

the impact from changes in foreign
currency exchange rates) primarily due to the reasons

described under “Income from operations”, excluding the
explanations related to the reconciling items in the

table above.

Robotics & Discrete Automation Business Area
The financial results of our Robotics & Discrete Automation

Business Area were as follows:

% Change
($ in millions) 2020 2019 2018 2020 2019
Orders

2,868 3,260 3,808 (12)% (14)%
Order backlog at December 31,

1,403 1,356 1,438 3% (6)%
Revenues

2,907 3,314 3,611 (12)% (8)%
Income (loss) from operations

(163) 298 456 n.a. (35)%
Operational EBITA

237 393 528 (40)% (26)%

Orders
In 2020, orders decreased 12 percent (12 percent in local

currencies). Demand levels in the Robotics and
Machine Automation Divisions were negatively impacted

by the COVID-19 pandemic. During the second quarter,

both
Divisions suffered a significant decrease in

demand when activity levels declined

across key end-markets, including
traditional automotive and automotive-related sectors, machine builders and electronics markets. Orders showed signs

of
recovery

in the second half of the year benefiting from select robotics investments in the 3C and automotive sectors,
mostly in China, food and beverage, and logistics markets

.
The geographic distribution of orders for our Robotics & Discrete

Automation Business Area was as follows:

($ in millions) 2020 2019 2018
Europe

1,424 1,717 1,870
The Americas

388 457 493
of which: United States 277 310 311
Asia, Middle East and Africa

1,056 1,086 1,445
of which: China 781 729 1,019
Total 2,868 3,260 3,808

In 2020, order intake for Asia, Middle East and Africa

decreased 3 percent (2 percent in local currencies)
compared

to 2019. Strong demand in China was partially offset by

order decreases

in India and Japan.

Demand in
Europe declined 17 percent (18 percent in local currencies)

as a result of the impacts from the COVID-19 pandemic,
with a strong decline in orders in Germany,

Italy and France. The orders in the Americas declined 15

percent (12 percent
in local currencies) as a result of the large

decrease of orders in the U.S. in both Divisions.
Order backlog
In 2020, the order backlog increased 3 percent (2 percent

lower in local currencies) compared to 2019. In local
currencies, the backlog decreased despite a recovery

in order levels in both Divisions in the second half of the year

,
impacted by the positive momentum in 3C and automotive

and automotive-related sectors.
Revenues
In 2020, revenues decreased 12 percent (13 percent

in local currencies) compared to 2019.

Revenues decreased
in both Divisions due to lower volumes from book-and-bill

business, impacted by the COVID-19 pandemic.

Service
revenues also decreased, driven by weak demand from

automotive and automotive-related sectors partially offset

by an
increase in consumer segments.

The geographic distribution of revenues for our Robotics &

Discrete Automation Business Area was as
follows:

($ in millions) 2020 2019 2018
Europe

1,481 1,680 1,777
The Americas

389 464 482
of which: United States 273 293 313
Asia, Middle East and Africa

1,037 1,170 1,352
of which: China 719 829 991
Total 2,907 3,314 3,611

In 2020, revenues decreased in all regions.

The revenues from Asia, Middle East and Africa decreased
11 percent (12 percent in local currencies)

compared to 2019 due to lower book-and-bill revenues and lower execution
of orders in China. Revenues in Europe decreased 12 percent

(13 percent in local currencies) with Italy and Germany
performing poorly while revenues grew slightly in

the United Kingdom and France. In the Americas,

revenues declined
16 percent (13 percent in local currencies) due to a slight

decrease in revenues in the U.S. in both Divisions, negatively impacted by the COVID-19 pandemic.
Income (loss) from operations
In 2020, the Business Area recorded a loss from operations

of $163 million compared to an income of
$298 million in 2019, reflecting both the impact of an

impairment of goodwill in 2020 in the Machine Automation
Division of $290 million and a decrease in underlying operating performance. The operational performance was affected
by lower sales volumes, an adverse change in the revenue

mix, partially offset by benefits of cost reduction measures
(especially selling costs) and lower travel expenses. Changes in foreign currencies, including the impacts from
FX/commodity timing differences summarized

in the table below, negatively

impacted the loss from operations by
approximately 7 percent.
Operational EBITA
The reconciliation of Income (loss) from operations to

Operational EBITA for

the Robotics & Discrete
Automation Business Area was as follows:

($ in millions) 2020 2019 2018
Income (loss) from operations

(163) 298 456
Acquisition-related amortization

78 77 82
Restructuring, related and implementation costs 26 12 4
Changes in pre-acquisition estimates — — (11)
Acquisition-

and divestment-related expenses and integration costs

Impairment of goodwill 290 — —
Certain other non-operational items 5 4 1
FX/commodity timing differences in income

from operations
1 1 (4)
Operational EBITA

237 393 528

In 2020, Operational EBITA

decreased 40 percent (40 percent excluding the impact from changes in foreign
currency exchange rates) compared to 2019, primarily

due to the reasons described under “Income (loss) from
operations”, excluding the explanations related to the

reconciling items in the table above.

Corporate and Other
Net loss from operations for Corporate and Other was as follows:

($ in millions) 2020 2019 2018
Corporate headquarters and stewardship

(334)
(334) (391)
Costs for divestment of Power Grids
(86)
(141) —
Income (loss) from equity-accounted companies
(68)
1 —
Corporate research and development
(49)
(185) (183)
Restructuring
(46)
(60) (18)
Digital
(45)
(33) (46)
OS implementation costs
(24)
(83) (11)
Net gain (loss) from sale of businesses

(2)
13 (17)
Fair value adjustment on equity securities
71
(5) (6)
Corporate brand income from Hitachi ABB Power Grids
60
— —
Corporate real estate 54 60 75
Other corporate costs
(61) 43 —
Stranded corporate costs
(40)
(225) (297)
Divested businesses and other non-core activities
(342)
(164) (408)
Total

Corporate and Other
(912) (1,113) (1,302)

In 2020, the net loss from operations within Corporate

and Other decreased by $201 million to $912 million
compared to 2019.

This reflected a reduction in stranded corporate costs and

other costs eliminated due to the
divestment of the Power Grids business. In 2020, we incurred significantly lower restructuring and implementation costs
for the OS program and also lower costs relating to

the divestment of the Power Grids business. Additionally,

costs also
declined for corporate research and development expenses.

This was partially offset by higher losses in

the non-core
businesses compared to 2019 as well as the impact of recording the equity-method loss relating to the Hitachi ABB
Power Grids joint venture in the second half of the year.

In 2020, Corporate brand income of $60 million was recorded
relating to the use of the ABB brand by the Hitachi ABB Power

Grids joint venture.
Corporate
In 2020, corporate headquarters and stewardship costs remained flat, benefiting from savings generated from
results of the OS restructuring program efforts

,

offset by costs for current strategic projects. Costs were lower in
corporate functions including: communications, finance, human resources, tax, treasury and information technology.
Lower costs reflect the benefits of the reduction in country

-level general management costs, spending controls adopted
due to the impact of the COVID-19 pandemic and the

impact of lower travel expenses and certain marketing costs.
Our investment in the Hitachi ABB Power Grids joint venture

is accounted for using the equity method. Income
(loss) from equity-accounted companies in 2020 primarily

reflects the loss recorded from this joint venture commencing in July 2020. The equity-method loss from the joint

venture reflects the amortization of the notional

purchase price
accounting adjustments (net of tax) which were recorded

due to the fair value accounting applied on initial investment in
the joint venture (see “Note 4 - Acquisitions, divestments and equity-accounted companies” to our Consolidated
Financial Statements for information on the accounting

for the investment in Hitachi ABB Power Grids).
Corporate research and development costs declined

significantly compared to 2019. This was primarily due to
the transfer of resources to the Power Grids business as well as headcount reductions resulting from restructuring
initiatives under the OS program.
For further information on the OS Program see “Restructuring and other cost savings initiatives” below as well
as “Note 22 - Restructuring and related expenses” to our

Consolidated Financial Statements.
During 2020, we recorded net revaluation gains totaling

$71 million on investments in equity securities in our
equity ventures investment portfolio.

Corporate brand income results from the granting of

the use of the ABB brand to Hitachi ABB Power Grids,
the fair value of which was initially determined on the

date of the divestment. A portion of the proceeds received

for the
sale of the Power Grids business was allocated to the fair

value of the granting of the use of the brand and is being
amortized over the expected period of use by Hitachi ABB Power

Grids.
Corporate real estate primarily includes income from property rentals and gains from the sale of real estate
properties. In 2020,

income from operations in Corporate real estate included gains from the sale of real estate properties
of $27 million compared to $48 million in 2019.
Other corporate costs consists of operational costs of our

Corporate Treasury Operations and certain

other
charges such as costs and penalties associated with legal

cases and environmental expenses.
Stranded corporate costs includes the amount of

allocated general and administrative and other overhead costs previously included in the measure of segment profit (Operational

EBITA) for

the Power Grids business which is
presented as discontinued operations. These allocated costs

do not qualify for being reported as costs within the
discontinued operation. During 2020, stranded costs were

recorded until the sale of the Power Grids business and the
lower relative costs reflect the effects of transferring

centralized functions directly to the Power Grids business. The remaining underlying cost base which we continue to

maintain for the benefit of Hitachi ABB Power Grids is subject to transition services agreements.

Other - Divested businesses and other non-core activities
The results of operations for certain divested businesses and other non‑core activities are presented in
Corporate and Other.

Divested businesses include the high-voltage cables business, steel structures business as well as
the oil & gas EPC business. Other continuing non‑core

activities include the execution and wind‑down of certain

legacy
EPC and other contracts.
In both 2020 and 2019, the amounts represent charges

and losses relating to divested businesses and the
winding down of the remaining EPC projects. In 2020, we

recorded $143 million for certain retained warranty
obligations relating to the steel structures business and also recorded charges for certain retained commitments and
guarantees in connection with the oil & gas EPC business. The loss in 2020 also reflects further operational challenges
and customer obligations relating to several legacy projects including the full train retrofit business, substations and
offshore wind. In 2019, we recorded additional

losses for legacy substations,

plant electrification EPC contracts and the
full train retrofit business, which were driven by additional project cost overruns.
At December 31, 2020, our remaining non‑core activities primarily include the completion of the remaining
EPC contracts for substations and oil & gas as well as the

completion of the remaining obligations for the full

train
retrofit business.

Restructuring and other cost savings initiatives
OS program
In December 2018, ABB announced a two-year restructuring program with the objective of simplifying its
business model and structure through the implementation

of a new organizational structure driven

by its businesses. The
program resulted in the elimination of the country and

regional structures within the previous matrix organization, including the elimination of the three regional Executive

Committee roles. The operating businesses are now responsible for both their customer-facing activities and business

support functions, while the remaining Group-level

corporate
activities primarily focus on Group strategy,

portfolio and performance management and capital allocation. As of
December 31, 2020, we have incurred substantially all restructuring and related expenses related to the OS program.

During the course of the program, we implemented and

executed various restructuring initiatives across all
business support functions and all operating segments.

The cumulative restructuring and related expenses under this program, originally estimated to be $350 million, were

reduced by $41 million to $309 million, mainly due to the
reductions in both estimated costs and number of projects planned.
The following table outlines the costs incurred in 2020,

2019,

2018 and the cumulative costs incurred under the
program per operating segment and Corporate and Other

as of December 31, 2020:
Cumulative costs
Costs incurred in incurred up to
($ in millions) 2020 2019 2018 December 31, 2020
Electrification 35 18 32 85
Industrial Automation

37 3 21 61
Motion

18 6 1 25
Robotics & Discrete Automation 10 8 — 18
Corporate and Other

49 54 11 114
Total 149 89 65 303

ABB completed and has incurred substantially all costs related to the OS program as of December 31, 2020.
The restructuring program resulted in run-rate cost savings of approximately $590 million, impacting all Business Areas
and Corporate and Other.

These cost savings were realized mainly as reductions in cost of sales, selling,

general and
administrative expenses, and non-order related research

and development expenses.
The majority of the remaining cash outlays as of December

31, 2020,

primarily for employee severance
benefits, are expected to occur in 2021.

LIQUIDITY AND CAPITAL

RESOURCES
Principal sources of funding
We meet our

liquidity needs principally using cash from operations, proceeds from the issuance of debt
instruments (bonds and commercial paper), and short‑term

bank borrowings. In 2020, we also received significant funds from the sale of the Power Grids business, which was completed on July 1, 2020.

Our net debt is shown in the table below:
December 31,
($ in millions) 2020 2019
Short-term debt and current maturities of long-term debt

1,293 2,287
Long-term debt

4,828 6,772
Cash and equivalents

(3,278) (3,508)
Restricted cash - current (323) (36)
Marketable securities and short-term investments

(2,108) (566)
Restricted cash - non-current (300) —
Net debt (defined as the sum of the above lines) 112 4,949

During 2020, we significantly deleveraged the Company,

driven by the receipt of $9,241 million initial net
proceeds from the sale of the Power Grids business. As a result,

we reduced net debt to $112

million at December 31,
2020, from $4,949 million at December 31, 2019.

This change was also supported by cash flows from

operating
activities during 2020 of $1,693 million and by the

sale of treasury stock in relation to our employee share plans for
$412

million. Partially offsetting these items were amounts

for purchases of treasury shares of $3,048 million including
$2,702 million relating to the announced buyback of our

shares as well as $1,736 million for the payment of the
dividend to our shareholders.

We made net

purchases of property,

plant and equipment and intangible assets of
$580 million (for both continuing and discontinued operations)

and made payments of dividends to noncontrolling
shareholders totaling $82 million.

In addition, net debt increased by $269 million due to moveme nts in foreign exchange
rates. See “Financial position”, “Investing activities” and

“Financing activities” for further details.
During March 2020, as a result of the reaction of global

financial markets

to the COVID-19 pandemic, access
to commercial paper markets was limited.

However, the bond and bank

credit markets continued to be accessible at
temporarily increased credit spreads. To

support our short-term liquidity needs at that time, we entered into a bank-
funded short-term EUR 2 billion Revolving Credit Agreement

and received the proceeds on March 31, 2020, amounting
to $2,183 million, net of issuance costs. We

repaid this borrowing after the completion of the sale of the

Power Grids
business at which time the agreement was terminated.

Financial markets quickly stabilized and we were again able

to
access the commercial paper markets with costs commensurate

to our credit rating. Through the rest of the year,

we did
not require access to the commercial paper markets for

funding.
Our Corporate Treasury Operations is responsible

for providing a range of treasury management services

to our
group companies, including investing cash in excess of

current business requirements. At December 31, 2020 and 2019, the proportion of our aggregate “Cash and equivalents” and

“Marketable securities and short‑term investments”
managed by our Corporate Treasury Operations

amounted to approximately 53 percent and 34 percent, respectively.
Our investment strategy for cash (in excess of current

business requirements) has generally been to invest in
short-term time deposits with maturities of less than 3

months, supplemented at times by investments in money market funds, and in some cases, government securities. We

primarily invested the proceeds received from the sale

of the Power
Grids business in money market funds and reduced

these funds over the rest of 2020 to execute our share buyback activities and to pay back maturing debt and retire other

debts in advance.

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

Approximately 31 percent of our cash and cash
equivalents held at December 31, 2020, was in U.S. dollars,

while other significant amounts were held in Chinese
renminbi (23 percent) and euro (21 percent).
We believe the

ongoing cash flows generated from our business, supplemented,

when necessary, through
access to the capital markets (including short‑term commercial paper) and our credit facilities are sufficient

to support
business operations, capital expenditures, business acquisitions,

the payment of dividends to shareholders and
contributions to pension plans. Consequently,

we believe that our ability to obtain funding from these sources will
continue to provide the cash flows necessary to satisfy our

working capital and capital expenditure requirements, as well as meet our debt repayments and other financial commitments for the next 12 months. See “Disclosures about
contractual obligations and commitments”.
Due to the nature of our operations, including the timing

of annual incentive payments to employees, our cash
flow from operations generally tends to be weaker in the

first half of the year than in the second half of the year.

Debt and interest rates
Total outstanding

debt was as follows:
December 31,
($ in millions) 2020 2019
Short-term debt and current maturities of long-term debt

1,293 2,287
Long-term debt:
Bonds

4,580 6,587
Other long-term debt

248 185
Total

debt
6,121 9,059

The decrease in short‑term debt in 2020 was due to the

repayment at maturity of both the USD 300 million
2.8% Notes and the EUR 1,000 million floating rate

Notes as well as a net reduction of outstanding commercial paper of
$676 million. This was partially offset by the

reclassification to short-term of the USD 650 million 4.0% Notes and the
CHF 350 million 2.250% Bonds.
At December 31, 2020,

Long-term debt decreased $1,944 million compared to the end

of 2019

due partly to the
reclassifications to short-term described above. We

also reduced through public tenders or otherwise redeemed debt having a combined outstanding principal of $1,208 million.

This included partial public tenders of both our USD

750
million 3.8% Notes due 2028 and our USD 750 million

4.375% Notes due 2042 and as well as full redemptions of our
USD 250 million 5.625% Notes due 2021 and our USD

450 million 3.375% Notes due 2023.
Our debt has been obtained in a range of currencies and maturities and with various interest rate terms. For
certain of our debt obligations, we use derivatives to manage the fixed interest rate exposure. For example, we use
interest rate swaps to effectively conv

ert fixed rate debt into floating rate liabilities. After considering the effects of
interest rate swaps, at December 31, 2020, the effective

average interest rate on our floating rate long‑term debt
(including current maturities) of $3,330 million and our

fixed rate long‑term debt (including current maturities) of
$2,638 million was 0.2 percent and 3.3 percent, respectively.

This compares with an effective rate of 1.1 percent

for
floating rate long‑term debt of $2,221 million and 2.4

percent for fixed rate long‑term debt of $6,000 million

at
December 31, 2019.
For a discussion of our use of derivatives to modify

the interest characteristics of certain of our individual bond issuances, see “Note 12 - Debt” to our Consolidated Financial

Statements.
Credit facility
In December 2019, we replaced our previous multicurrency

revolving credit facility with a new $2 billion
multicurrency revolving credit facility,

maturing in 2024. In 2020,

we exercised our option to extend the maturity to
2025 and retain an option which we can exercise in 2021

to further extend the maturity to 2026. No amount was drawn
under the facility at December 31, 2020 and 2019. The facility is available for general corporate purposes and contains
cross‑default clauses whereby an event of default would

occur if we were to default on indebtedness, as defined in the facility, at or above

a specified threshold.
The credit facility does not contain financial covenants that would restrict our ability to pay dividends or raise
additional funds in the capital markets. For further details of the credit facility,

see “Note 12 - Debt” to our Consolidated
Financial Statements.
Commercial paper
At December 31, 2020,

we had two commercial paper programs in place:
•

a $2 billion commercial paper program for the private

placement of U.S. dollar denominated commercial
paper in the United States, and

•

a $2 billion Euro‑commercial paper program for the issuance of commercial

paper in a variety of
currencies.
At December 31, 2020,

$32 million was outstanding under the $2 billion program

in the United States,
compared to $708 million outstanding at December 31,

2019.
At December 31, 2020 and 2019, no amount was outstanding

under the $2 billion Euro‑commercial paper
program.
European program for the issuance of

debt
The European program for the issuance of debt

allows the issuance of up to the equivalent of $8 billion in certain debt instruments. The terms of the program do

not obligate any third party to extend credit to us and the terms and possibility of issuing any debt under the program

are determined with respect to, and as of the date of issuance of,
each debt instrument. At December 31, 2020,

two bonds (principal amount of EUR 700 million, du

e

in 2023 and
principal amount of EUR 750 million, due in 2024) having

a combined carrying amount of $1,821 million were
outstanding under the program. At December 31, 2019, the carrying amount of these bonds was $1,658 million.
In January 2021, we issued one additional bond under

this program having a principle amount of
EUR 800 million at zero interest, and a term of 9 years.
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
At December 31, 2020,

our long‑term debt was rated A3 with a Stable outlook

by Moody’s compared to A2

at
the end of 2019. At December 31, 2020, our long-term

debt was rated A- with a Stable outlook by Standard &

Poor’s
compared to A at the end of 2019.
Limitations on transfers of funds
Currency and other local regulatory limitations related

to the transfer of funds exist in a number of countries
where we operate, including: China, Egypt, India, Indones

ia, Kazakhstan, Malaysia, South Korea, Taiwan

(Chinese
Taipei), Thailand

,

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

The above described funds are reported as cash in our Consolidated
Balance Sheets, but we do not consider these funds immediately available for the repayment of debt outside the
respective countries where the cash is situated, including

those described above. At December 31, 2020 and 2019, the
balance of “Cash and equivalents” and “Marketable

securities and other short‑term investments” under such limitations
(either regulatory or sub‑optimal from a tax perspective)

totaled approximately $1,751 million and $1,843 million,
respectively.
During 2020, we continued to direct our subsidiaries in countries with restrictions to place such cash with our
core banks or investment grade banks, in order to minimize

credit risk on such cash positions. We

continue to closely
monitor the situation to ensure bank counterparty risks are minimized.

FINANCIAL POSITION
Balance sheets
December 31,
($ in millions) 2020 2019 % Change
Current assets
Cash and equivalents

3,278 3,508 (7)%
Restricted cash 323 36 n.a.
Marketable securities and short-term investments

2,108 566 272%
Receivables, net

6,820 6,434 6%
Contract assets 985 1,025 (4)%
Inventories, net

4,469 4,184 7%
Prepaid expenses

201 191 5%
Other current assets

760 674 13%
Assets held for sale and in discontinued operations 282 9,840 (97)%
Total

current assets
19,226 26,458 (27)%

For a discussion on Cash and equivalents, see sections “Liquidity and Capital Resources—Principal sources of
funding” and “Cash flows” for further details.
The increase in restricted cash relates to certain amounts

received on the sale of the Power Grids business
which are being held in escrow pending the finalization

of legal transfer of certain entities of that business to Hitachi
ABB Power Grids. See “Note 3 - Discontinued operations”

to our Consolidated Financial Statements.
Marketable securities and short‑term investments increased

as a significant portion of the proceeds received for
the sale of the Power Grids business are invested in money

market funds (see “Note 5 - Cash and equivalents,
marketable securities and short-term investments” to our

Consolidated Financial Statements).
Receivables, net, increased 6 percent primarily due to

currency exchange movements. In local currency,
Receivables, net, increased 2 percent.

Contract assets decreased 4 percent (9 percent in local

currencies). The decrease reflects lower amounts in the
non-core businesses and the Motion Business Area. This

was partially offset by higher levels in the Industrial
Automation and Robotics & Discrete Automation Business Areas.
Inventories, net, increased 7 percent primarily due

to movements in exchange rates. In local currencies,
inventory decreased 1 percent.
Current assets held for sale and in discontinued operations

decreased to $282 million from $9,840 million due
to the sale in 2020 of both the solar inverters and Power

Grids businesses. The balance at December 31, 2020, relates
primarily to working capital balances of certain contracts

in the Power Grids business which ABB is executing for

the
benefit of Hitachi ABB Power Grids. For the details of

the assets of the Power Grids business see “Note 3 -
Discontinued operations” to our Consolidated Financial

Statements.

December 31,
($ in millions) 2020 2019 % Change
Current liabilities
Accounts payable, trade

4,571 4,353 5%
Contract liabilities 1,903 1,719 11%
Short-term debt and current maturities of long-term debt

1,293 2,287 (43)%
Current operating leases 270 305 (11)%
Provisions for warranties

1,035 816 27%
Other provisions

1,519 1,375 10%
Other current liabilities

4,181 3,761 11%
Liabilities held for sale and in discontinued operations 644 5,650 (89)%
Total

current liabilities
15,416 20,266 (24)%

Accounts payable, trade, increased 5 percent due primaril

y

to currency exchange rate movements. Excluding
movements in exchange rates, the balance was steady.
The decrease in Short-term debt and current maturities of

long-term debt was primarily due to repayment at
maturity of both the USD 300 million 2.8% Notes and

the EUR 1,000 million floating rate Notes. In addition,

we
reduced the amount outstanding on the U.S. commercial

paper program by $676 million. This was partially offset

by a
reclassification to Short-term debt and current maturities

of long-term debt of the USD 650 million Notes and

the
CHF 350 million Bonds.
Current operating leases includes the portion of the operating lease liabilities that are due to be paid in the next
12 months. For a summary of operating lease liabilities, see

“Note 14 - Leases” to our Consolidated Financial
Statements.
Provisions for warranties increased 27 percent (20 percent

in local currencies).

The increase is mainly due to an
increase of $143 million in the warranty provision

related to a divested business. For details on the change

in the
Provision for warranties, see “Note 15 - Commitments and

contingencies” to our Consolidated Financial Statements.
Current liabilities held for sale and in discontinued operations decreased to $644 million from $5,650 million
due to the sale in 2020 of both the solar inverters and Power

Grids businesses. The amount at December 31, 2020,
relates to certain working capital balances of the Power

Grids business as described above. For the details of the
liabilities of the Power Grids business see “Note 3 - Discontinued

operations” to our Consolidated Financial Statements.
December 31,
($ in millions) 2020 2019 % Change
Non-current assets
Restricted cash, non-current 300 — n.a.
Property, plant and

equipment, net

4,174 3,972 5%
Operating lease right-of-use assets 969 994 (3)%
Goodwill

10,850 10,825 0%
Intangible assets, net

2,078 2,252 (8)%
Prepaid pension and other employee benefits

360 133 171%
Investments in equity-accounted companies

1,784 33 n.a.
Deferred taxes

843 910 (7)%
Other non-current assets

504 531 (5)%
Total

non-current assets
21,862 19,650 11%

Restricted cash at December 31, 2020, represents certain

amounts received on the sale of the Power Grids
business which have been placed in escrow,

pending resolution of certain of our contractual obligations to Hitachi

Ltd.
See “Note 3 - Discontinued operations” to our Consolidated

Financial Statements.

In 2020, Property,

plant and equipment, net, increased 5 percent (flat in local currencies) as net capital
expenditures (purchases net of disposals for property,

plant and equipment) were at a similar level to the annual
depreciation recorded in 2020.
In 2020, Goodwill was flat (decreased 2 percent in local

currencies). The decrease in local currencies includes
the impact of recording goodwill impairments of $311

million in 2020.
Intangible assets, net, decreased 8 percent (11

percent in local currencies) due to the amortization recorded during the year. For additional

information on goodwill and intangible assets see “Note 11

- Goodwill and intangible
assets” to our Consolidated Financial Statements.
The balance for Investment in equity-accounted

companies at December 31, 2020, primarily represents our
remaining 19.9 percent interest in the Hitachi ABB Power Grids joint venture. For additional information on investment
in equity-accounted companies see “Note 4 - Acquisitions,

divestments and equity-accounted companies” to our
Consolidated Financial Statements.
Prepaid pension and other employee benefits increased

171 percent reflecting changes in the funding status for
pension plans primarily in Switzerland due to discretionary

contributions made in 2020.

For additional information on
Pension and employee benefits see “Note 17 - Employee

benefits” to our Consolidated Financial Statements.
In 2020, Deferred taxes, decreased 7 percent (18 percent

in local currencies). For details on deferred tax assets
see “Note 16 - Income taxes” to our Consolidated Financial

Statements.
December 31,
($ in millions) 2020 2019 % Change
Non-current liabilities
Long-term debt

4,828 6,772 (29)%
Non-current operating leases 731 717 2%
Pension and other employee benefits

1,231 1,793 (31)%
Deferred taxes

661 911 (27)%
Other non-current liabilities

2,025 1,669 21%
Liabilities held for sale and in discontinued operations 197 — n.a.
Total

non-current liabilities
9,673 11,862 (18)%

Long-term debt decreased 29 percent. The decrease in

2020 reflects the reclassifications to short-term of the
bonds and notes described above. In addition, we reduced

our outstanding debt by $508

million in connection with cash
tender offers

to the noteholders of our USD 750 million Notes, due 2028,

and our USD 750 million Notes, due 2042. We
also exercised our early redemption options on the full

amounts outstanding of our USD 250 million Notes due 2021

and
our

USD 450 million Notes due 2023 under the original terms of these instruments. During 2020, Long-term debt
increased 4 percent due to movements in foreign exchange

rates. For additional information on Long-term debt, see
“Liquidity and Capital Resources—Debt and interest rates”

as well as “Note 12 - Debt” to our Consolidated Financial
Statements.
Non-current operating leases includes the portion

of the operating

lease liabilities that are due to be paid in
more than 12 months.
Pension and employee benefits decreased 31 percent

(37 percent in local currencies).

The decrease in 2020
primarily reflects the settlement of certain defined benefit pension obligations during 2020. For additional information
on Pension and employee benefits see “Note 17 - Employee

benefits” to our Consolidated Financial Statements.
For a breakdown of Other non‑current liabilities, see “Note

13 - Other provisions, other current liabilities and
other non-current liabilities” to our Consolidated Financial

Statements.

Non-current liabilities held for sale and in discontinued

operations relate to the sale in 2020 of the Power Grids
business. The amount at December 31, 2020, relates to certain amounts which are expected to be payable in more than
one year. For the details of

the liabilities of the Power Grids business see “Note 3 - Discontinued

operations” to our
Consolidated Financial Statements.

Cash flows
The Consolidated Statements of Cash Flows are shown

on a continuing operations basis, with the effects of
discontinued operations shown in aggregate for each major

cash flow activity and also include the impact from changes
in restricted cash.
The Consolidated Statements of Cash Flows can be summarized

as follows:
($ in millions) 2020 2019 2018
Net cash provided by operating activities 1,693 2,325 2,924
Net cash provided by (used in) investing activities 6,760 (815) (3,085)
Net cash used in financing activities (8,175) (1,383) (789)
Effects of exchange rate changes on cash and

equivalents

79 (28) (131)
Net change in cash and equivalents and restricted cash 357 99 (1,081)

Operating activities
($ in millions) 2020 2019 2018
Net income

5,205 1,528 2,298
Less: Income from discontinued operations, net of tax (4,860) (438) (723)
Depreciation and amortization

915 961 916
Total adjustments

to reconcile net income to net cash provided by
operating activities (excluding depreciation and amortization)

263 220 (189)
Total changes

in operating assets and liabilities

352 (372) 50
Net cash provided by operating activities —

continuing operations
1,875 1,899 2,352
Net cash provided by (used in) operating activities

— discontinued
operations (182) 426 572

Cash flows from operating activities of continuing operations in 2020 provided net cash of $1,875 million, a
decrease of 1 percent from 2019. In 2020, lower cash

effective net income (i.e. net income from continuing

operations
adjusted for depreciation, amortization and other non

-cash items) which included the impacts of the cash payments made to settle certain international pension plans in 2020 as well as payments for certain project and legal settlements was
offset by higher cash generated from a reduction

in working capital during the year.

In 2020, net cash provided by
operating activities benefited from a reduction of inventory levels (in local currencies) and a more favorable timing of
cash flows on long-term projects.
Cash flows from operating activities of discontinued

operations in 2020 decreased to a net outflow of
$182 million compared to an inflow of $426 million

in 2019. This primarily reflects the timing of the divestment of the
Power Grids business in July 2020, with 2020 primarily

reflecting the cash flows in the first half of the year.

This
business typically generated most of its operating cash flows in the second half of the year and thus the two years are

not
comparable.

Investing activities
($ in millions) 2020 2019 2018
Purchases of investments (5,933) (748) (322)
Purchases of property,

plant and equipment and intangible assets

(694) (762) (772)
Acquisition of businesses (net of cash acquired) and

increases in cost- and equity-accounted companies

(121) (22) (2,664)
Proceeds from sales of investments 4,341 749 567
Proceeds from maturity of investments 11 80 160
Proceeds from sales of property,

plant and equipment

114 82 72
Proceeds from sales of businesses (net of transaction costs and cash
disposed) and cost- and equity-accounted companies

(136) 69 113
Net cash from settlement of foreign currency derivatives 138 (76) (30)
Other investing activities

8 (23) (32)
Net cash used in investing activities — continuing operations (2,272) (651) (2,908)
Net cash provided by (used in) investing activities

— discontinued
operations 9,032 (164) (177)

Net cash used in investing activities for continuing

operations in 2020 was $2,272 million compared to
$651 million in 2019. The amount in 2020 reflects primarily the net investment in money market funds of amounts
received from the sale of the Power Grids

business as well as cash payments for purchases of property,

plant and
equipment. In 2020, we also recorded net investing

cash flows of $138 million for settlements of derivatives compared to net outflows of $76 million in 2019.
The following presents purchases of property,

plant and equipment and intangible assets by significant asset category:
($ in millions) 2020 2019 2018
Construction in progress

493 536 523
Purchase of machinery and equipment
134 156 152
Purchase of land and buildings
17 26 28
Purchase of intangible assets
50 44 69
Purchases of property,

plant and equipment and intangible assets

694 762 772

In 2020 there were no significant business acquisitions. The divestment of the solar inverters business resulted
in a net cash outflow of $143 million in 2020.
In 2020, we divested the Power Grids business and recorded

net proceeds of $9,168 million (net of transaction
costs and purchase price related repayments) which are included in cash provided by investing activities from
discontinued operations.

Financing activities
($ in millions) 2020 2019 2018
Net changes in debt with maturities of 90 days or less

(587) 164 221
Increase in debt

343 2,406 1,914
Repayment of debt

(3,459) (2,156) (830)
Delivery of shares

412 10 42
Purchase of treasury stock

(3,048) — (250)
Dividends paid

(1,736) (1,675) (1,717)
Dividends paid to noncontrolling shareholders

(82) (90) (86)
Other financing activities

(49) 13 (35)
Net cash used in financing activities — continuing operations (8,206) (1,328) (741)
Net cash provided by (used in) financing activities

— discontinued
operations 31 (55) (48)

Our financing cash flow activities primarily include

debt transactions (both from the issuance of debt securities and borrowings directly from banks), share transactions

and payments of distributions to controlling and noncontrolling shareholders. Net cash from financing activities for discontinued

operations represents primarily distributions paid to
noncontrolling shareholders of certain subsidiaries classified in discontinued operations and in 2020, also includes net
borrowings of the discontinued operation.
In 2020, the net outflow for debt with maturities of

90 days or less related to net repayments of amounts
outstanding under the U.S. commercial paper program

.
In 2020, “Repayment of debt”

includes the repayment at maturity of the USD 300

million 2.8% Notes and the
EUR 1,000 million floating rate Notes. We

also made payments of $1,376 million in connection

with early retirement of
bonds including partial public tenders of both our USD 750

million 3.8% Notes due 2028 and our USD 750 million
4.375% Notes due 2042 as well as full redemptions of

our USD 250 million 5.625% Notes due 2021 and our
USD 450 million 3.375% Notes due 2023.
“Delivery of shares” in 2020 reflects cash received primarily from the exercise of options in connection with
our Management Incentive

Plan (resulting in a delivery of 16.5 million shares) and in connection with our Employee
Share Acquisition Plan (resulting in a delivery of 1.4 million shares). All shares were delivered out of Treasury

stock.
In 2020, “Purchase of treasury stock” reflects $2,702

million of cash payments to purchase 109 million of our
own shares in connection with the announced share buyback

program. It also reflects $346 million paid to purchase
13 million shares on the open market during 2020.

Disclosures about contractual obligations and

commitments
The contractual obligations presented in the table below

represent our estimates of future payments under fixed
contractual obligations and commitments. These amounts may

differ from those reported in our Consolidated

Balance
Sheet at December 31, 2020.

Changes in our business needs, cancellation provisions and

changes in interest rates, as
well as actions by third parties and other factors, may

cause these estimates to change. Therefore, our actual payments in
future periods may vary from those presented below.

The following table summarizes certain of our contractual
obligations and principal and interest payments under

our debt instruments, leases and purchase obligations at
December 31, 2020:

Total Less than 1 - 3 3 - 5 More than
($ in millions) 1 year years years 5 years
Payments due by period
Long-term debt obligations

5,730 1,108 2,115 1,321 1,186
Interest payments related to long-term debt obligations 842 128 148 94 472
Operating lease obligations
(1)
1,083 282 371 210 220
Finance lease obligations
(1)
230 38 63 49 80
Purchase obligations 3,264 2,701 458 80 25
Total 11,149 4,257 3,155 1,754 1,983

(1) Lease obligations

represent total

cash payments

to be made in

the future,

and include

an implied interest

expense, being

the differen

ce
between undiscounted

cash flows and

discounted cash

flows,

of $82 million

and $43

million,

for operating and

finance leases,
respectively

.

See “Note 14 -

Leases” to our

Consolidated

Financial Statements.

In the table above, the Long‑term debt obligations reflect

the cash amounts to be repaid upon maturity of those
debt obligations. The cash obligations above will differ

from Long‑term debt due to the impacts of fair value hedge
accounting adjustments and premiums or discounts on

certain debt. In addition, finance lease obligations are shown separately in the table above while they are combined

with long‑term debt amounts in our Consolidated Balance Sheets.
We have determined

the interest payments related to long‑term debt obligations

by reference to the payments
due under the terms of our debt obligations at the time

such obligations were incurred. However,

we use interest rate
swaps to modify the interest characteristics of certain

of our debt obligations. The net effect of these swaps may

be to
increase or decrease the actual amount of our cash interest payme nt obligations, which may differ from those

stated in
the above table. For further details on our debt obligations and the related hedges, see “Note 12 - Debt” to our
Consolidated Financial Statements.
Of the total of $1,455 million unrecognized tax benefits (net of deferred tax assets) at December 31, 2020,

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

December 31,
2020 2019
Maximum potential

($ in millions) payments
(1)
Performance guarantees

6,726 1,860
Financial guarantees

339 10
Indemnification guarantees
(2)
177 64
Total 7,242 1,934
(1)

Maximum potential payments include amounts in both continuing and discontinued operations.
(2)

Certain indemnifications provided to Hitachi in connection with the divestment of Power Grids are without limit.

The carrying amount of liabilities recorded in the Consolidated

Balance Sheets reflects our best estimate of
future payments, which we may incur as part of fulfilling

our guarantee obligations. In respect of the above guarantees, the carrying amounts of liabilities at December 31, 2020,

amounted to $135 million, which was included in discontinued
operations, while at December 31, 2019, balances were

not significant.
In addition, in the normal course of bidding for and executing certain projects, we have entered into standby
letters of credit, bid/performance bonds and surety bonds

(collectively “performance bonds”) with various financial
institutions. Customers can draw on such performance

bonds in the event that we do not fulfill our contractual
obligations. We

would then have an obligation to reimburse the financial

institution for amounts paid under the
performance bonds. At December 31, 2020 and 2019,

the total outstanding performance bonds aggregated to

$4.3 billion
and $6.8 billion, respectively,

of which $0.3 billion and $3.7 billion, respectively,

relate to discontinued operations.
There have been no significant amounts reimbursed to

financial institutions under these types of arrangements in

2020,
2019 and 2018.
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

Stock
Exchange), and the ABB Code of Conduct. These documents

are available on ABB’s website

at
https://new.abb.com/about/corporate

-governance
. It is the duty of ABB’s Board of

Directors (the Board) to review and
amend or propose amendments to those documents from

time to time to reflect the most recent developments and
practices, as well as to ensure compliance with applicable

laws and regulations. Shareholders and other interested parties may communicate with the Chairman of the Board or

the independent directors by writing to ABB Ltd (Attn:

Chairman
of the Board / independent directors), at Affolternstrasse

44, CH-8050 Zurich, Switzerland.
Compensation governance and Board and EC compensation
Information about ABB’s compensation

governance as well as Board and Executive Committee (EC)
compensation and shareholdings is provided in the

Compensation Report that can be found in the section titled
"Compensation" below.
BOARD OF DIRECTORS
Board and Board committees (2020 - 2021 board term)

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
https://new.abb.com/about/corporate

-governance
).
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

Guidelines (available at
https://new.abb.com/about/corporate

-governance
) state that board members shall avoid entering into any situation in
which their personal or financial interest may conflict

with the interests of ABB.
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

Our Articles of Incorporation (available at
https://new.abb.com/about/corporate

-governance
) do not provide for the retirement of directors based on

their age.
However, an age limit for members

of the Board is set forth in the ABB Ltd Board Regulations &

Corporate
Governance Guidelines (although waivers are possible

and subject to Board discretion) (available at
https://new.abb.com/about/corporate

-governance
). If the office of the Chairman of the Board of

Directors or any
position on the Compensation Committee becomes vacant

during a Board term, the Board of Directors may appoint
(shall appoint in the case of the Chairman of the Board) another individual from among its members to that position for
the remainder of that term. The Board of Directors shall consist of no less than 7 and no more than 13 members.

Members of the Board (2020-2021 board term)

Peter R. Voser

has been a member and Chairman of ABB’s

Board of Directors since April 2015.

He was also
ABB’s Chief Executive Officer

from April 2019 to February 2020.

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
Matti Alahuhta

has been a member of ABB’s

Board of Directors since April 2014. He is the

chairman of the
board of DevCo Partners Oy and vice-chairman of the

board of Metso Outotec Corporation (both Finland). He is also a member of the boards of directors of KONE Corporation

(Finland) and AB Volvo

(Sweden). He was previously the
president and chief executive officer of KONE

Corporation and he served in several executive positions at Noki

a
Corporation (Finland). Mr.

Alahuhta was born in 1952 and is a Finnish citizen.
Gunnar Brock

has been a member of ABB’s Board

of Directors since March 2018. He is currently

chairman of
the boards of Neptunia Invest AB, Mölnlycke Health Care

AB and Stena AB (all Sweden). He is a member of the

boards
of directors of Investor AB and Patricia Industries (both

Sweden). He was formerly president and chief executive officer of Atlas Copco AB (Sweden).

Mr. Brock was born in

1950 and is a Swedish citizen.
David Constable

has been a member of ABB’s Board

of Directors since April 2015.

Effective January 2021, he
was appointed chief executive officer of

Fluor Corporation (U.S.), for which he continues to serve as a member of the
board of directors. He was a member of the boards of directors of Rio Tinto plc (U.K.) and Rio Tinto

Limited (Australia)
until the end of 2020.

He was formerly the chief executive

officer and president as well as a member of

the board of
directors of Sasol Limited (South Africa). He joined

Sasol after more than 29 years with Fluor Corporation (U.S.). Mr.
Constable was born in 1961 and is a Canadian and U.S. citizen.

Frederico Fleury Curado

has been a member of ABB’s Board

of Directors since April 2016. He is the chief
executive officer of Ultrapar Participações S.A. (Brazil)

,

the holding company of the Ultra Group of companies.
Mr. Curado is a member

of the board of directors of Transocean Ltd.

(Switzerland). He was formerly the chief executive
officer of Embraer S.A. (Brazil). Mr.

Curado was born in 1961 and is a Brazilian and Portuguese citizen.
Lars Förberg

has been a member of ABB’s

Board of Directors since April 2017. He is co‑founder

and
managing partner of Cevian Capital. Mr.

Förberg was born in 1965 and is a Swedish and

Swiss citizen.
Jennifer Xin-Zhe Li

has been a member of ABB’s Board

of Directors since March 2018. She is
a member of the
board of directors of Flex Ltd (Singapore/U.S.) as well

as, through May 2021, of the boards of directors of Philip Morris
International Inc. (U.S.) and The Hongkong and Shanghai

Banking Corporation Limited (Hong Kong). Ms. Li is a
founder and general partner of Changcheng Investment Partners

(P.R.C.),

a private investment fund. From 2008 to 2018,
she served as chief financial officer of Baidu Inc.

(P.R.C.)

and chief executive officer of Baidu Capital (P.R.C.)

.

Prior to
that, Ms. Li spent 14 years with General Motors, holding

various senior finance positions, including chief financial
officer of GM China and corporate controller for

GMAC North American Operations.
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
David Meline

has been a member of ABB’s Board

of Directors since April 2016. He is the chief financial
officer of Moderna Inc. (U.S.). From 2014

through 2019, Mr. Meline was the chief

financial officer of Amgen Inc.
(U.S.). He was formerly with the 3M Company (U.S.), where

he served as chief financial officer.

Prior to joining 3M,
Mr. Meline worked for more

than 20 years for General Motors Company (U.S.). Mr.

Meline was born in 1957 and is a
U.S. and Swiss citizen.

Satish Pai

has been a member of ABB’s Board

of Directors since April 2016. He is the managing

director and a
member of the board of directors of Hindalco Industries Ltd.

(India). He joined Hindalco in 2013 after 28 years with
Schlumberger Limited (U.S.). Mr.

Pai was born in 1961 and is an Indian citizen.

As of December 31, 2020, none of the Board members

held any official functions or political posts. Further
information on ABB’s Board members

can be found by clicking on the ABB Board of Directors link

(available at
https://new.abb.com/about/corporate

-governance
).
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
2020 was an intensive year for the Board and its committees.

The table below shows the number of meetings
held during 2020 by the Board and its committees, their

average duration, as well as the attendance of the individual
Board members. The Board meetings shown include a strategic

retreat attended by the members of the Board and the
EC.

2020 Board and Board

Committee Meetings
Pre annual general meeting 2020 Post annual general meeting 2020
Board
FACC GNC CC
Board
FACC GNC CC
Meetings and attendance
Mtg. Conf. Call Mtg. Conf. Call
Average duration (hours)
10 1 2.75 1.5 1.75 8.5 1 3.25 1.5 1.6
Number of meetings
1 1 2 2 2 4 3 5 3 6
Meetings attended:
Peter R. Voser
1 1 4 3
Jacob Wallenberg
1 1 2 4 3 3
Matti Alahuhta

1 1 2 4 3 3
Gunnar Brock
1 1
2
4 3
5
David Constable
1 1 2 4 3 6
Frederico Fleury Curado
1 1
2
4 3
6
Lars Förberg
1 1 2 4 3 3
Jennifer Xin-Zhe Li
1 1 2 4 3 6
Geraldine Matchett
1 1
2
4 2
5
David Meline
1 1
2
4 3
5
Satish Pai
1 1 2 4 3 5

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
https://new.abb.com/about/corporate

-governance
).
Business relationships between ABB and its Board members

This section describes important business relationships between

ABB and its Board members, or companies
and organizations represented by them. This determination

has been made based on ABB Ltd's Related Party
Transaction Policy.

This policy is contained in the ABB Ltd Board Regulations

& Corporate Governance Guidelines
(available at
https://new.abb.com/about/corporate

-governance
).
IBM Corporation (IBM) is an important supplier to

ABB. IBM supplies ABB primarily with IT related
hardware, software and services. Peter Voser

is a director of IBM.
After reviewing the level of purchases from IBM, the Board

has determined that ABB’s business

relationship
with IBM is not unusual in its nature or conditions and

does not constitute a material business relationship. As a result, the Board concluded that all members of the Board are considered to be independent directors. This determination was
made in accordance with ABB Ltd's Related Party Transaction

Policy which was prepared based on the Swiss Code of
Best Practice for Corporate Governance and the independence criteria set forth in the corporate governance rules of the
New York

Stock Exchange
.

Information and control systems of the

Board vis-à-vis the Executive Committee
Information from the Executive Committee
In accordance with the ABB Board Regulations and

Corporate Governance Guidelines (available at
https://new.abb.com/about/corporate

-governance
), the CEO reports regularly to the Board about ABB’s

overall business
and when circumstances require on any extraordinary

events that may arise. This includes:
•

Reports on financial results (including profit and loss, balance sheet and cash flows);
•

Changes in key members of management;
•

Information that may affect the supervisory

or monitoring function of the Board (including on matters of strategy and compliance);

and
•

Significant developments in legal matters.
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

and to the CFO. The FACC

reviews and approves the internal audit plan, and material

changes to
the plan. Investigations of potential fraud and inappropriate business conduct are an integral part of the internal audit
process. Depending on circumstances,

Internal Audit may act together with ABB’s

Office of Special Investigations,
which is part of ABB’s integrity

function. Internal Audit reports on a regular basis its main observations

and
recommendations to the relevant members of the EC and

to the FACC as appropriate

.
Risk Management
ABB has an enterprise risk management program (ERM)

in place which takes into account ABB’s

size and
complexity. ERM

provides the EC and the Board with a comprehensive and

holistic view of the risks facing the
business. ERM involves managing the acceptance of risk

to achieve the objectives of the business. The ERM process is typically cyclical in nature, conveying the idea of continuous refinement of the risk management approach in a dynamic
business environment. Furthermore, ABB runs a mitigation

process for the identified risks that is key to the success

of
this process. ERM assessments are both top down and

bottom up. They cover strategic, financial, and operational

risks,
both current and long term. Key risks identified and

managed in 2020 were those related to the COVID-19 pandemic,

as
well as those related to the finalization of both the

transformation of the Group and the separation of the Power

Grids
business. ERM results are reported to the FACC

and the entire Board. This information becomes

part of the overall
strategic and risk discussions by the Board to help create

value for stakeholders.

Information to the Board and the Finance, Audit and Compliance

Committee

Supervisory and control instruments vis-à-vis

the auditors
Our auditors, KPMG, attend each meeting of the

FACC and each meeting

includes a private session between
the auditors and the FACC

without the management being present. In 2020,

the FACC had 7 meetings

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
•

The Company’s internal

control procedures;
•

Material issues, if any,

raised by the most recent internal quality control review;
•

Critical accounting policies and practices of the Company;
•

All alternative accounting treatments of financial information that were discussed between the auditors and
management as well as the related ramifications; and
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

EXECUTIVE COMMITTEE
Composition of the Executive Committee (at December

31, 2020)
Björn Rosengren
Chief Executive Officer
Corporate Officers Business Area Presidents
Timo Ihamuotila Tarak Mehta
Chief Financial Officer
Electrification

Sylvia Hill Peter Terwiesch
Chief Human Resources Officer
Industrial Automation

Maria Varsellona Morten Wierod
General Counsel Motion
Theodor Swedjemark Sami Atiya
Chief Communications Officer
Robotics & Discrete Automation

Executive Committee responsibilities and organization
The Board has delegated the executive management

of ABB to the CEO. The CEO and,

under his direction, the
other members of the Executive Committee are responsible

for ABB’s overall business

and affairs and day-to-day
management. The CEO reports to the Board regularly,

and whenever extraordinary circumstances so require, on the
course of ABB’s business and

financial performance and on all organizationa

l

and personnel matters, transactions and
other issues material to the Group. Each member of the

Executive Committee is appointed and discharged by

the Board.

Members of the Executive Committee (at December

31, 2020):
Björn Rosengren

was appointed Chief Executive Officer and member of

the Executive Committee effective
March 2020. Before joining ABB, he was the president and

chief executive officer of Sandvik AB (Sweden)

since 2015.
Prior to that, Mr. Rosengren

was the chief executive officer of Wärtsilä Corporation

(Finland) from 2011 to 2015. He
held a variety of management roles at Atlas Copco AB (Sweden)

from 1998 to 2011. Mr.

Rosengren was born in 1959
and is a Swedish citizen.
Timo Ihamuotila

was appointed Chief Financial Officer and member of the

Executive Committee effective
April 2017. He is a member of the board of directors of

SoftwareONE Holding AG (Switzerland). From 2009 to 2016,
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

Committee effective
November 2019.

She was a member of the board of directors of Nordea Bank Abp

(Finland) through May 2020. From
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

Pak and from 2009 to 2010 she was the
Group General Counsel of Sidel, both part of the Tetra

Laval Group. From 2001 to 2009 she held various senior legal roles mainly with GE Oil & Gas. Ms. Varsellona

was born in 1970 and is an Italian citizen.
Theodor Swedjemark

was appointed Chief Communications Officer and

member of the Executive Committee
effective August 2020. He is a member

of the board of directors of the Swedish Swiss Chamber

of Commerce.
Mr. Swedjemark assumed

the role of Chief of Staff in 2017, later adding group

responsibility for government relations
and public affairs. During 2016, he managed

the Strategic Portfolio Review of the Power Grids project.

From 2006 to
2015, he held various management positions at ABB in different functions and businesses. Mr.

Swedjemark was born in
1980 and is a Swedish citizen.
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

Business effective January 2017 and has
been a member of the Executive Committee since January

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

2016. He is a member of the board of directors of SGS SA
(Switzerland). He had previously been President of

the Robotics and Motion division since January 2017. From

June to
December 2016 he was President of the Discrete Automation

and Motion division. Prior to joining ABB, Mr.

Atiya held
senior roles at Siemens in Germany from 1997 to 2015, including as chief executive officer of the mobility and logistics
division in the infrastructure and cities sector from 2011.

Mr. Atiya was born in 1964

and is a German citizen.
Effective as of January 1, 2021, Carolina Granat

has been appointed as Chief Human Resources Officer

and
member of the Executive Committee of ABB. Ms. Granat was previously

ABB’s Global Head of People Development
and prior to that she was globally responsible for Human

Resources at Sandvik’s Machining

Solutions business area.
Further information about the members of the Executive

Committee can be found by clicking on the Executive
Committee link (available at
https://new.abb.com/about/corporate

-governance
).
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
https://new.abb.com/about/corporate

-governance
).

Business relationships between ABB and its EC members
This section describes important business relationships between

ABB and its EC members, or companies and
organizations represented by them. This determination

has been made based on ABB Ltd's Related Party Transaction
Policy. This policy

is contained in the ABB Ltd Board Regulations & Corporate

Governance Guidelines (available at
https://new.abb.com/about/corporate

-governance
).
ABB has an unsecured syndicated $2 billion, revolving

credit facility. As of December

31, 2020, Nordea Bank
Abp (Nordea) had committed to approximately $105.7

million out of the $2 billion total. In addition, ABB has regular banking business with Nordea.

Maria Varsellona

was a director of Nordea through May 2020.
After reviewing the banking commitments of Nordea,

the Board has determined that ABB’s

business
relationship with Nordea is not unusual in its nature or

conditions and does not constitute a material business
relationship. This determination was made in accordance

with ABB Ltd's Related Party Transaction Policy

which was
prepared based on the Swiss Code of Best Practice for Corporate

Governance and the independence criteria

set forth in
the corporate governance rules of the New York

Stock Exchange.
SHARES
Share capital of ABB
At December 31, 2020,

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

2020,

ABB Ltd had a market capitalization based on
outstanding shares (total number of outstanding shares:

2,030,834,169) of approximately CHF 50 billion ($57 billion,
SEK 465 billion). The only consolidated subsidiary in the

ABB Group with listed shares is ABB India Limited,
Bangalore, India, which is listed on the BSE Ltd. (Bombay

Stock Exchange) and the National Stock Exchange of

India.
At December 31, 2020,

ABB Ltd, Switzerland, directly or indirectly owned 75 percent of ABB India Limited,
Bangalore, India, which at that time had a market capital

ization of approximately INR 257 billion.
Stock exchange listings (at December 31, 2020)
Stock exchange Security Ticker symbol ISIN code
SIX Swiss Exchange ABB Ltd, Zurich, share ABBN CH0012221716
SIX Swiss Exchange ABB Ltd, Zurich, share buyback
(second trading line)
ABBNE CH0357679619
NASDAQ OMX Stockholm Exchange ABB Ltd, Zurich, share ABB CH0012221716
New York Stock

Exchange
ABB Ltd, Zurich, ADS ABB US0003752047
BSE Ltd. (Bombay Stock Exchange) ABB India Limited, Bangalore, share ABB
(1)
INE117A01022
National Stock Exchange of India ABB India Limited, Bangalore, share ABB INE117A01022

(1) also called

Scrip ID.

Share repurchases and cancellation
Under the share buyback program announced in July

2020, ABB repurchased a total of 108,829,359 shares as
per December 31, 2020,

and a total of 117,012,859 shares as per

February 15, 2021. ABB intends to ask the shareholders
at the Annual General Meeting 2021 to approve the cancellation of 115,000,000 shares that were repurchased.

In
addition, ABB repurchased a total of 13,046,013 shares

as per December 31, 2020, primarily for use in connection with employee share programs. Further information can be

found at https://www.abb.com/investorrelations

.
Changes to the ordinary share capital
In 2020,

ABB paid a dividend of 0.80 Swiss francs per share relating

to the year 2019. In 2019, ABB paid a
dividend of 0.80 Swiss francs per share relating to the

year 2018. In 2018, ABB paid a dividend of 0.78 Swiss francs per
share relating to the year 2017.

There were no changes to ABB’s

ordinary share capital during 2020,

2019 and 2018.
Convertible bonds and options
ABB does not have any bonds outstanding that are

convertible into ABB shares. For information about options
on shares issued by ABB, please refer to “Note 19 - Stockholders' equity

”

to ABB’s Consolidated Financial

Statements.
Contingent share capital
At December 31, 2020,

ABB’s share capital may be

increased by an amount not to exceed CHF 24,000,000
through the issuance of up to 200,000,000 fully paid registered shares with a par value of CHF 0.12 per share through
the exercise of conversion rights and/or warrants granted

in connection with the issuance on national or international capital markets of newly or already issued bonds or

other financial market instruments. If this contingent share capital were fully issued this would increase the existing share

capital by approximately 9.2 percent. The contingent share
capital has not changed during the last three years.
At December 31, 2020,

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

Articles of Incorporation (see “Limitations on

transferability of shares and nominee
registration” in the Shareholders section below) (available

at
https://new.abb.com/about/corporate

-governance
).
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

At December 31, 2020,

ABB’s share capital may be

increased by an amount not to exceed CHF 11,284,

656
through the issuance of up to 94,038,800 fully paid shares

with a par value of CHF 0.12 per share to employees.

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

(see “Limitations
on transferability of shares and nominee registration” in the

Shareholders section below).
Authorized share capital
At December 31, 2020,

ABB had an authorized share capital in the amount of up

to CHF 24,000,000 through
the issuance of up to 200,000,000 fully paid registered

shares with a par value of CHF 0.12 each, which is valid through
May 2, 2021. If the authorized share capital were fully issued,

this would increase the existing share capital by
approximately 9.2 percent. Aside from renewal at the

2019 AGM, the authorized share capital has not changed

during
the last three years. The Board is authorized to determine the date of issue of new shares, the issue price, the type of
payment, the conditions for the exercise of pre‑emptive rights and the beginning date for dividend entitlement. In this
regard, the Board may issue new shares by means of a firm

underwriting through a banking institution, a syndicate or
another third party with a subsequent offer

of these shares to the shareholders. The Board may permit

pre‑emptive rights
that have not been exercised by shareholders to expire

or it may place these rights and/or shares as to which pre

‑emptive
rights have been granted but not exercised at market conditions or use them for other purposes in the interest of the
Company. Furthermore,

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

(available at
https://new.abb.com/about/corporate

-governance
).

SHAREHOLDERS
Shareholder structure
As of December 31, 2020, the total number of shareholders

directly registered with ABB Ltd was
approximately 102,000 and another 397,000 shareholders

held shares indirectly through nominees. In total as of that date, ABB had approximately 499,000 shareholders.
Significant shareholders
Investor AB, Sweden, held 265,385,142 ABB shares as of

December 31, 2020 (refer to Investor’s year-end
2020 report available at
https://www.investorab.com/investors

-media/reports-presentations
). This holding represents
approximately 12.2 percent of ABB’s total

share capital and voting rights as registered in the Commercial

Register on
December 31, 2020.

The number of shares held by Investor AB does not include

shares held by Mr. Jacob Wallenberg,
the chairman of Investor AB and a director of ABB, in his individual capacity.
Cevian Capital II GP Limited, Jersey,

disclosed that as of August 3, 2020,

it held 105,988,662 ABB shares.
This holding represents approximately 4.89 percent of ABB’s

total share capital and voting rights as registered in the
Commercial Register on December 31, 2020.
BlackRock Inc., U.S., disclosed that as of August 31, 2017

,

it, together with its direct and indirect subsidiaries,
held 72,900,737 ABB shares. This holding represents 3.36

percent of ABB’s total share capital

and voting rights as
registered in the Commercial Register on December 31,

2020.
The Capital Group Companies Inc., USA, disclosed

that as of November 4, 2020, it, together with its direct and indirect affiliates, held 65,680,803 ABB shares. This

holding represents 3.03 percent of ABB’s

total share capital and
voting rights as registered in the Commercial Register on

December 31, 2020.
At December 31, 2020,

to the best of ABB’s knowledge,

no other shareholder held 3 percent or more of ABB’s
total share capital and voting rights as registered in the

Commercial Register on that date.

ABB Ltd has no cross shareholdings in excess of 5 percent

of capital, or voting rights with any other company.
Announcements related to disclosure notifications made

by shareholders during 2020 can be found via the
search facility on the platform of the Disclosure Office

of the SIX Swiss Exchange
: https://www.ser-
ag.com/en/resources/notifications

-market-participants/significant-shareholders.html#/
.
Under ABB’s Articles of Incorporation

(available at
https://new.abb.com/about/corporate

-governance
), each
registered share represents one vote. Significant shareholders do not have different voting rights. To

our knowledge, we
are not directly or indirectly owned or controlled by any

government or by any other corporation or person.
Shareholders’ rights
Shareholders have the right to receive dividends, to

vote and to execute such other rights as granted under
Swiss law and the Articles of Incorporation (available

at
https://new.abb.com/about/corporate

-governance
).
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
Annual General Meeting/COVID-19
ABB’s top priority

is protecting the health of its shareholders and employees. Therefore,

due to the
extraordinary circumstances and in accordance with applicable

Swiss COVID-19 legislation, shareholders were not able
to attend ABB’s Annual General

Meeting 2020 in person, but could exercise their shareholder rights via the independent
proxy only. The

Board of Directors has resolved that for ABB’s

Annual General Meeting 2021, in accordance

with
applicable Swiss COVID-19 legislation, the same procedures

shall apply.
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

In special cases the Board may grant exemptions. There were

no
exemptions granted in 2020.

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

Trading.
OTHER GOVERNANCE INFORMATION
ABB Group organizational structure
ABB Ltd, Switzerland is the ultimate parent company

of the ABB Group. It is the sole shareholder of ABB
Asea Brown Boveri Ltd which directly or indirectly

owns the other companies in the ABB Group. The table

in the
appendix to this Corporate governance report sets forth,

as of December 31, 2020, the name, place of incorporation,
ownership interest and share capital of the significant direct and indirect subsidiaries of ABB Ltd. In addition, ABB Ltd
also owns 19.9 percent of Hitachi ABB Power Grids Ltd. ABB’s operational group structure is described in the
“Financial review of ABB Group” section of this Annual

Report under “Operating and financial review and prospects –
Organizational structure”.
Management contracts
There are no management contracts between ABB and companies

or natural persons not belonging to the ABB
Group.
Change of control clauses
Board members, Executive Committee members, and other

members of senior management do not receive any
special benefits in the event of a change of control. However,

the conditional grants under the Long Term

Incentive Plan
(LTIP)

and the Management Incentive Plan (MIP) may be subject to

accelerated vesting in the event of a change of
control. From 2021, the rules for the LTIP

will be amended to no longer provide for accelerated vesting upon a change
in control. This amendment will apply to future grants made

under the LTIP.

No further grants are made under the MIP.

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

COMPENSATION
Compensation governance
Shareholder engagement
ABB’s Articles of Incorporation,

approved by its shareholders, contain provisions on compensation which
govern and outline the principles of compensation relating

to our Board of Directors (Board) and Executive Committee
(EC). They can be found on ABB’s Corporate

governance Web site new.abb.com/about/corporate

-governance and are
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
Shareholders also have a consultative vote on the prior

year’s Compensation Report at the AGM. The
Compensation Policy sections of this Report describe

the compensation policies and programs as well as the governance framework related to the compensation of the Board

and EC. The Compensation Implementation sections of this Report provide details of the compensation paid to the members

of the Board and of the EC in the prior calendar year.
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
● ● ●
Maximum aggregate compensation amount EC members
● ● ●
CEO compensation
● ●
Individual compensation EC members
● ● ●
Performance target setting and assessment CEO
● ●
Performance target setting and assessment EC members
● ● ●
Shareholding requirements CEO and EC members
● ●
Maximum aggregate compensation amount Board
members
● ● ●
Individual compensation Board members
● ●
Compensation Report
● ●
Consultative vote
●

Proposal
●
Recommendation
●
Approval

Activities of the CC in 2020

The CC meets as often as business requires but at least four times a year. In 2020, the CC held

seven meetings
and performed the activities described in Compensation Exhibit

2. Details on meeting attendance of the individual

CC
members are provided in the section titled “Board of Directors

– Meetings and attendance” of the Corporate Governance
Report.

Compensation Exhibit 2: CC activities during 2020
Board Compensation
Review of approach to benchmarking

Review of benchmark data

EC Compensation
Review of approach to benchmarking
Review of benchmark data and recommendations on

individual compensation for EC members
Review of the share ownership of EC members
Review and approval of compensation for new and departing EC members
Performance – relating to past performance

cycle
Assessment of short-term incentive awards for 2019
Assessment of achievement of performance targets

for Long-Term

Incentive Plan (LTIP)

awards
vesting in 2020
Performance – relating to forthcoming performance

cycle
Setting of preliminary Annual Incentive Plan (AIP)

targets for 2021
Setting of performance targets for LTIP

awards granted in 2020
Review impact of Power Grids (PG) joint venture

on LTIP

targets
Updates on achievement against performance targets

for 2020 AIP and unvested LTIP

awards
Compliance
Review of the Swiss gender pay regulatory and disclosure

requirements
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

The CC retains independent, external advisors for compensation matters. PricewaterhouseCoopers (PwC) are
currently mandated to provide services related to executive

compensation matters. Apart from its CC advisory role, PwC
also provides human resources, tax and advisory services

to ABB.
The CEO, the Chief Human Resources Officer

(CHRO) and the Head of Performance and Reward also attend
all or part of the CC meetings in an advisory capacity.

The Chairman of the CC may decide to invite other executives upon consultation with the CEO, as appropriate. Executives

do not attend the meetings or the parts of the meetings

in
which their own compensation and/or performance are

being discussed.
Board compensation policy
Overview
The compensation system for the members of the Board is designed to attract and retain experienced people on
the Board. Compensation of Board members takes into

account the responsibilities, time and effort required to fulfill their roles on the Board and its committees. A fixed fee

is payable for the Chairman, Vice

-Chairman and members of the
Board, and additional fees are payable for chairing or membership of a Board Committee,

except for the Chairman and
Vice-Chairman.
Board members do not receive variable compensation

or pension benefits, underscoring their focus on
corporate strategy,

supervision and governance. In accordance with Swiss law,

Board members may not receive ‘golden
parachutes’ or other special benefits in the event of a

change of control. Board members are paid for their service

over a
12-month period that starts with their election at the AGM.

Payment of fees is made in semi-annual installments

in
arrears.
In order to further align the interests of the Board members with those of ABB’s shareholders,

half of their fee
must be paid in ABB shares, although Board members

may choose to receive all of their fee in shares. The number of
shares delivered is calculated prior to each semi-annual

payment by dividing the monetary amount to which the Board
members are entitled by the average closing price of the

ABB share over a predefined 30-day period. The shares are
subject to a three-year restriction period during which they cannot be sold, transferred or pledged. Any restricted shares are unblocked when the Board member leaves the Board.
Implementation of Board compensation policy
From time to time, the levels and mix of compensation

of Board members are compared against the
compensation of non-executive board members from

a cross section of publicly traded companies in Switzerland

that are
part of the Swiss Market Index (i.e. Adecco, Alcon, Geberit, Givaudan,

LafargeHolcim, Lonza, Richemont, SGS, Sika,
Swisscom, Swiss Life, Zurich Insurance). Such a

review was undertaken in 2020, and there was no adjustment

made to
Board fees for the term of office from the 2020

AGM to the 2021 AGM, as set out in Compensation Exhibit 3 below.

Compensation Exhibit 3: Current Board

fees
Board term fee (CHF)
(1)
Chairman of the Board
(2)
1,200,000
Vice-Chairman of

the Board
(2)
450,000
Member of the Board

290,000
Additional committee fees:
Chairman of FACC
(3)
110,000
Chairman of CC or GNC
(3)
60,000
Member of FACC
(3)
40,000
Member of CC or GNC
(3)
30,000
(1)

The Chairman and the Vice-Chairman

do not receive any additional committee fees for their roles on the GNC.
(2)

CC: Compensation Committee,

FACC: Finance, Audit and Compliance

Committee,

GNC: Governance and Nomination Committee.
(3)

These fees do not reflect the 10 percent COVID-19 related voluntary donation in fees for the first half of the
2020-2021 Board term.

The compensation paid to the Board members for

the calendar year 2020 and for the term of office from

the
2020 AGM to the 2021 AGM are disclosed in Compensation

Exhibits 24 and 25, respectively,

in the section
“Compensation and share ownership tables”.
At the 2020 AGM, the shareholders approved a maximum

aggregate compensation amount of
CHF 4.70 million for the 2020-2021 Board term, the

same as was approved for the previous Board term. The
compensation actually paid was five percent lower than

the prior term due to the voluntary donation of 10 percent of fees for a six-month period during 2020 to fight the impacts of the COVID-19 crisis.

The Board compensation is
therefore within the amount approved by the shareholders.
See Compensation Exhibit 4 below and Compensation

Exhibit 25 in the section “Compensation and share
ownership tables”.

Compensation Exhibit 4: Board compensation

(in CHF)
Board term
Board of Directors 2020–2021 2019–2020
Number of members 11
11

Total compensation 4,436,500 4,670,000
Maximum aggregate compensation amount approved at

AGM
4,700,000 4,700,000

Shareholdings

of Board members
The members of the Board collectively owned less than

one percent of ABB’s total shares outstanding

at
December 31, 2020.
Compensation Exhibit 26 in the section “Compensation

and share ownership tables” shows the number of ABB
shares held by each Board member at December 31, 2020

and 2019. Except as described in this Compensation Exhibit,
no member of the Board and no person closely linked

to a member of the Board held any shares of ABB or options in
ABB shares.
In 2020, ABB did not pay any fees or compensation

to the members of the Board for services rendered to ABB
other than those disclosed in this report.

Compensation of former Board members
In 2020, no payment was made to any former Board

member.
Executive Committee compensation policy
Overview
ABB’s compensation

system reflects its commitment to attract, motivate and retain people with the talent
necessary to strengthen ABB’s

position as a leading global technology company,

connecting software to its
electrification, robotics, automation and motion portfolio

to drive performance to new levels.
The compensation system is designed to provide competitive

compensation and to encourage

executives to
deliver outstanding results and create sustainable shareholder value without taking excessive risks. The compensation
system balances:
•

fixed and variable compensation;
•

short-term and long-term incentives;
•

the recognition of Group,

business and individual performance.

Compensation structure ‒ overview
The structure for EC members consists of an annual base

salary, a short-term

incentive plan (AIP) based on
annual performance targets, a long-term incentive

plan (LTIP)

based on three-year performance targets, and

benefits.
This structure is linked to our strategy and, as illustrated in Compensation Exhibits 5 and 6, a significant
portion of total compensation depends on variable pay

components which require the achievement of challenging
performance targets.

Compensation Exhibit 5: Structure of

EC compensation for 2021
Compensation structure Fixed compensation -
annual base salary
and benefits
Short-term incentive
(AIP)
Long-term incentive
(LTIP)
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

All: ABB Op EBITA
margin (%)
(20-25%);

Business measures,
which may include, for
example:

ROCE, Business Area
Op EBITA margin (%),
productivity,

OFCF (55-60%);
All: individual
objectives (20%);

All: ESG boundary
condition for awards
Relative TSR
(1)

(50%)
Average EPS
(2)

(50%)
Direct link to

ABB share price
(1)

Total Shareholder

Return.
(2)

Earnings Per

Share.

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
•

individual performance and potential;
•

affordability for the Company.
The CC conducted a comprehensive review of its approach

to competitive benchmarking, in the light of the
new operating model, the ‘ABB Way

’, the consequential change in responsibilities on

the EC and the divestment of the
Power Grids (PG) business.

As a result of this review,

the number of competitive benchmarking peer groups has been

reduced from four to
three – a Global Industry peer group,

a Pan-European Market peer group and a Swiss Market peer group.

In all cases,
these peer groups have been designed to match the size,

scope and complexity of ABB. Companies from the

financial
services sector have been removed. The U.S. peer group

was considered to be less relevant and was therefore removed.
The Global Industry peer group has been redesigned to

a specifically tailored group of 16 peers/competitors
matching the size, scope and complexity of ABB, selected from

ABB’s competitive landscape.

It now includes
companies in Asia, has a reduced number of companies in

North America and excludes companies from the

financial
services

sector.
The Pan-European Market peer group has been streamlined

from its original 400 companies to a robust panel of
50 cross-industry organizations matching the

size, scope and complexity of ABB, excluding companies from

the
financial services sector.
The Swiss Market peer group, included to reflect ABB’s

headquarters

and listing location in Switzerland,
consists of a panel of 16 cross-industry companies matching

the size, scope

and complexity of ABB, and excludes
companies from the financial services

sector.
The use of these peer groups will depend on the nature

of the role and the source of relevance. For example, a
stronger emphasis will be placed on the Global Industry

peer group for operational roles and in compensation design, and on the Pan-European Market peer group for functional

roles. In all cases, the other two peer groups will be used to stress test the findings of the primary peer group (see the

summary in Compensation Exhibit 7 below).
It is the intention to position target compensation

for individual EC members between median and upper
quartile of the relevant peer group(s) considering the other factors referenced above (e.g. skills, experience,
performance, potential).
Compensation Exhibit 7: Compensation benchmarking

peer groups
REFERENCE COMPOSITION RATIONALE
Global Industry

A tailored group of 16 global
industry peer companies
(1)
,
matching the scale and complexity
of ABB

Focus for operational roles and
benchmarking compensation
design

Pan-European Market A panel of 50 cross-industry
European companies
(2)
, matching
the scale and complexity of ABB

Focus for functional roles;
continuity and stability of data
points
Swiss Market A panel of 16 SMI and SMIM
companies
(3)
, matching the scale
and complexity of ABB
Swiss listing and location of
headquarters
(1)

AB SKF, Alstom, Airbus, Atlas

Copco, Denso, Eaton, Emerson Electric, Honeywell, Mitsubishi Electric,

Mitsubishi Heavy Industries, Schneider
Electric, Schindler, Siemens, Thermo Fisher Scientific,

Toshiba and Traton

.
(2) AB InBev, Adidas, Air Liquide, Associated

British Foods, AstraZeneca, BAE Systems, Bayer,

Bouygues, British American Tobacco,

Compass Group,
Continental, CRH, Danone, Endesa, EssilorLuxottica, Fresenius,

Fresenius Medical Care, GlaxoSmithKline, HeidelbergCement,

Heineken, Henkel,
Hennes & Mauritz, Iberdrola, Imperial Brands, Industria de Diseno

Textil, Jeronimo Martins SGPS, Kuehne

& Nagel, LafargeHolcim, Linde, L’Oreal,
Michelin, National Grid, Naturgy Energy Group, Nokia,

Novartis, Novo Nordisk, OMV,

Philips, Rio Tinto, Safran, Saint Gobain, Sanofi, SAP,
Schneider Electric, Telefonaktiebolaget

LM Ericsson, Thales, Umicore, Veolia

Environment, Vinci, Vodafone

.
(3)

SMI: Swiss Market Index; SMIM: Swiss Market Index MID; Companies

include: Adecco,

Geberit, Givaudan, Glencore, Kuehne & Nagel, Lafarge
Holcim, Nestle, Novartis, Richemont, Roche, Schindler,

SGS, Sika, STMicroelectronics, Swatch, and Swisscom.

ABB is typically at the median of key comparator indicators

(market capitalization, revenues, number of
employees) against the Global Industry and Pan-European

Market peer groups, and at the upper quartile of the Swiss
Market peer group. See Compensation Exhibit 8 below.

Compensation Exhibit 8: Comparison of ABB to compensation

benchmarking peer groups
(1)

Market

capitalization
(2)(3)(4)
Revenues
(2)(4)(5)
Number of

employees
(5)(6)
ABB 45.6 27.0 110,000
Global Industry
Upper Quartile 54.6 37.8 137,828
Median 31.1 29.2 94,500
Lower Quartile 12.4

16.5

72,827
Pan-European Market
Upper Quartile 68.9 38.4 126,994
Median 37.4 26.9 95,331
Lower Quartile 18.2 22.2 61,450
Swiss Market
Upper Quartile 31.6 31.7 93,930
Median 25.9 13.4 55,930
Lower Quartile 18.0 8.2 31,785
(1) Data

sources for

market capitalization,

revenues and

number of employees

are Thomson

Reuters or

Annual Reports.
(2) Market

capitalization

and revenues

are in CHF

millions.
(3) Market

capitalization

is averaged

over a period

of three months

(May 3, 2020

until August

3, 2020).
(4) Amounts

have been

translated

to CHF using

the one-year

average rate

from July 1,

2019 until

June 30, 2020.
(5) Revenues

and number

of employees

as per last

financial year

prior to October

2020.
(6)

Number of

employees

in full-time

equivalent

(FTE) unless

FTE information

was not available,

then in total

number of employees.

Compensation elements
Fixed compensation – annual base salary and benefits
Purpose and link to strategy
•

Compensates the EC members for the role.
Operation
•

Fixed annual base salary and benefits.
•

Benefits consist mainly of retirement, insurance and

healthcare plans that are designed to provide a
reasonable level of support for the employees and their dependents in case of retirement, disability or
death. Benefit plans are in line with the local competitive and legal environment and are, at a minimum, in
accordance with the legal requirements of the respective

country.
Opportunity level
•

Annual base salary based on the scope of responsibilities,

individual experience and skill set.
•

The monetary value of benefits is disclosed in Compensation

Exhibit 27: EC compensation in 2020.

Performance measures
•

When considering changes in annual base salary,

the executive’s performance

during the preceding year
against individual objectives as well as potential for the

future are taken into account.
Annual Incentive Plan (AIP)

Purpose and link to strategy
•

The AIP is designed to reward EC members for the Group’s

results, the results of their business or function
and their individual performance over a time horizon

of one year.

Operation
•

Annual cash award based on performance assessment over

the given year.

Opportunity levels
•

100 percent of annual base salary at target,

with a maximum opportunity of 150 percent.

Performance measures
•

The AIP structure was revised for 2020 in the light of

feedback from shareholders and other stakeholders,
the new ABB operating model, and to further increase

the focus on operational delivery and underpin our
performance culture.
•

It is designed to create focus on key priorities, with

a maximum of five measures.
•

In 2021, all EC members will have a common measure

with a minimum 20 percent weighting.
•

Up to three measures will be linked to specific Business Area needs, which have a total 60 percent
weighting.
•

All EC members will also have personal measures for

the remaining total 20 percent weighting. This
individual component is informed by up to three objectives

which may include a combination of
quantitative and qualitative goals.
o

One of these objectives will include a common safety measure

– the percentage improvement
in the Lost Time Incident Frequency

Rate (LTIFR),

underpinned by at least two sustainability
observation tours.
o

The CC has a discretionary authority to adjust the AIP

results based on safety performance,
including fatalities.
o

The final outcome against this measure will be a discretionary judgment based on the
combined performance against all objectives.
•

For each performance measure, a target will

be set corresponding to the expected level of performance

that
will generate a target (100 percent) award.

Further, a minimum level of performance,

below which there is
no award (threshold) and a maximum level of performance,

above which the award is capped at
150 percent of the target (cap), will also be

defined. For qualitative Group and business measures, the
award percentage achievements between threshold,

target and the cap will be determined by linear
interpolations from target to threshold and target

to cap.

•

Outcomes may be subject to appropriate discretionary upward

or downward adjustments for non-
operational items and other adjustment principles agreed

with the Board.
o

For example, in

2020, this included caps on outcomes for Corporate Officers

to ensure there
were not

unintended windfalls due to the impact of the COVID-19 crisis on cost or other
qualitative measures.
•

From 2021, progress against defined ESG target(s)

will be a ‘boundary condition’ for making AIP awards.
Under this approach, the Board will, each year,

agree specific ESG target(s) and review whethe

r

the
Company had made sufficient progress at the

end of the year to justify making the indicated AIP award.

If,
in the opinion of the Board, insufficient progress

has been made, the AIP award may be reduced on a
discretionary basis. For 2021, the ‘boundary condition’ will be the setting of plans in each ABB Division to
mitigate for ABB scope 1 and 2 emissions.
•

An illustration of the measures to be applied to the CEO for

2021 is set out in Compensation Exhibit 9.

Compensation Exhibit 9: 2021 Annual Incentive Plan

for CEO – Measures and Weightings
Measure
Weighting
(total 100%)
Description Link to Strategy
Group
Operational
EBITA %
(Common
measure)
25.00%
Operational EBITA margin is Operational EBITA (as defined in
“Note 23 – Operating segment and geographic data” to the
Consolidated Financial Statements) as a percentage of Operational revenues, which is total revenues adjusted for foreign
exchange/commodity timing differences in total revenues
Increased weighting on
Group Operational EBITA
to focus on strategic
execution and improving
margin, resulting in a
strong bottom line
Group ROCE % 25.00%
ROCE is calculated as Operational EBITA after tax divided by the average of the period’s opening and closing Capital employed, adjusted to reflect impacts from significant
acquisitions/divestments occurring during the same period. Capital employed is calculated as the sum of Adjusted total fixed assets and Net working capital
ROCE reflects the strong
focus on delivering high
return on capital employed
in both business operations
and corporate portfolio
management
Group
Productivity
10.00%
Calculation is based on the 12-month rolling revenues over the average number of total workforce in the last three months.
Productivity growth is the change of productivity over the same period a year earlier, represented in percentage change
An increase in productivity
will lead to an
improvement in margin and
drive overall performance
Group FCF
(Free cash flow)
20.00%
Free cash flow is calculated as net cash provided by operating activities adjusted for: (i) purchases of property, plant and equipment and intangible assets, and (ii) proceeds from sales of property, plant and equipment
Operating cash flow has
been replaced by free cash
flow to better focus on cash
available to return to
shareholders
Individual
Measure
20.00%
Linked to a maximum of three KPIs, which will include safety targets related to the Lost Time Incident Frequency Rate (LTIFR).
LTIFR is seen as a clear indicator of the effectiveness of incident prevention programs in ABB
Reflecting importance of
safety agenda in keeping it
with the sustainability
strategy and commitment to
achieve excellence in
health, safety and the
environment at ABB
ESG Boundary
Condition for
awards
Setting of plans in each ABB Division to mitigate for ABB scope 1 and 2 emissions
Aligned to ABBs
sustainability strategy and
associated targets

Long-term incentive Plan (LTIP)
Purpose and link to strategy
•

Aimed at driving long-term shareholder value creation

in a sustainable manner. It rewards

the achievement
of predefined performance goals over a three-year

period.

Operation
•

Annual Conditional Grant.
•

Target

LTIP

grant values are defined as a percentage of annual base salary (see

Compensation Exhibit 10
below).
Compensation Exhibit 10: Target

LTIP grant value (% of annual base salary)

EPS measure TSR measure Total
CEO 75% 75% 150%
EC
(1)
40-50% 40-50% 80-100%

(1) The target grant value for the Chief Communications Officer

(CCO) is set at 80 percent of annual base salary.

•

The total value of the grant size for EC members as a pool

may be increased or decreased by the Board by
up to 12.5 percent. This does not apply to the CEO.
•

The number of shares to be granted is determined by

dividing the grant value by the average share price
over the period 20 trading days prior,

and 20 trading days after, the date

of publication of ABB’s full year
financial results. Settlement of the LTIP

is three years after grant, subject to achievement of performanc

e
conditions, defined prior to grant.

•

The actual settlement value of awards will vary between

zero and 200 percent of the grant value according
to achievement against two equally weighted performance

measures, one tied to ABB’s EPS and

one to
ABB’s TSR (see performance

measures section below).
•

Default settlement of the final LTIP

award is 100 percent in shares, with an automatic sell-to-cover in
place for employees who are subject to withholding taxes.
•

LTIP

shares are subject to malus and clawback rules, which

include illegal activities and any financial
misstatement that has a material impact on any Group

company.

This means that the Board of Directors
may decide not to pay any unpaid or unvested incentive

compensation (malus), or may seek to recover
incentive compensation that has been paid in the past (claw

back).
•

The CC also has the ability to suspend the payment

of awards if it is likely that the Board determines that
the malus or clawback provisions may potentially apply

(e.g. if the employee is subject to an external
investigation), in line with leading market practice.
•

For awards from 2021, the LTIP

rules will be amended to remove the automatic accelerated

vesting of
awards in the event of a change of control.
Performance measures
TSR
•

Achievement against this measure is determined by ABB’s

relative TSR performance against a defined
peer group.
•

The constituents of the peer group and the appropriate

threshold (zero), target (100 percent) and maximum
(200 percent) award points are reviewed by the CC on

an annual basis.
•

The TSR calculations are made for the reference period

beginning in the year of the conditional grant of
the shares and ending three years later.

The evaluation is performed by an independent third party.

EPS
•

Achievement against this measure is determined by ABB’s

average EPS over a three-year period.

•

The average EPS result is calculated from the sum of EPS

for each of the three relevant years, divided by
three.
•

EPS is defined as ‘Diluted earnings per share attributable

to ABB shareholders, calculated using Income
from continuing operations, net of tax, unless the Board

elects to calculate using Net income for a
particular year’.
•

Appropriate threshold (zero), target (100 percent)

and maximum (200 percent) award points are reviewed
by the CC on an annual basis.
•

Performance target points are set using an ‘outside-in’

view, taking into account

the growth expectations,
risk profile, investment levels and profitability levels that are typical for the industry.

•

This ‘outside-in’ approach is provided by external advisors

and assumes that investors expect a risk-
adjusted return on their investment, which is based on

market value (and not on book value) and translates
such expected returns over a three-year period into

EPS targets.
•

Adjustments to the outcome of the EPS may be considered

for items which are not part or the result of the
normal course of business operation and/or which were

not considered, either by way of inclusion or
exclusion, for the target setting of a specific

LTIP

launch. Only the net impact of such adjustments over the
vesting period of the respective LTIP

grant will be considered.
Total

wealth at risk
Purpose and link to strategy
•

To align EC members’

interests with those of shareholders in order to maintain focus on the long-term
success of the Company.
•

Wealth at risk

is broadly defined as two components – namely personal

share ownership and unvested
shares arising from the Company’s

share grants (e.g. LTIP

grants).
Share ownership program
•

EC members are required to retain all shares vested from

the Company’s LTIP

and any other share-based
compensation until his or her share ownership requirement

is met. In circumstances where there is a
withholding tax obligation, the number of shares received

will be considered to be the number of shares
vested minus the shares sold under the default sell-to-cover facility.
•

The share ownership requirement is equivalent to

a multiple of the EC member’s annual base salary,

net of
tax (see Compensation Exhibit 11).
•

These shareholding requirements are significantly above

market practice and result in a wealth at risk for
each EC member which is aligned with shareholder

interests.

Compensation Exhibit 11:

Share ownership requirement
CEO
5 × annual base salary,

net of tax
Other EC members
4 × annual base salary,

net of tax

•

Only vested shares owned by an EC member and

the member’s spouse are included in the share ownership
calculation. Vested

but unexercised and unvested stock options under the MIP

are not considered for this
purpose.

•

The CC reviews the status of EC share ownership on an

annual basis. It also reviews the required
shareholding amounts annually,

based on salary and expected share price developments.

Notice period, severance provisions and

non-competition clauses
Operation
•

Employment contracts for EC members include a notice

period of 12 months, during which they are
entitled to their annual base salary,

benefits and short-term incentive. In accordance with Swiss law and
ABB’s Articles of Incorporation,

the contracts for the EC members do not allow for any severance payment.
•

Non-compete agreements have been entered into

with the CEO and all EC members for a period of 12
months after their employment. Compensation for such

agreements, if any, may

not exceed the EC
member’s last total annual compensation (annual

base salary, short

-term incentive and benefits).
Implementation of executive compensation policy
Overview
EC members received total compensation of CHF 35.4

million in 2020 compared with CHF 51.4 million in
2019, as summarized in Compensation Exhibit 12 below and

presented in detail in Compensation Exhibits 27 and

28.
This 31 percent decrease in total compensation was

influenced by the reduction in the number of active EC members, lower payments to former EC members, EC members voluntarily

donating 10 percent of their salary to fight the impacts
of the COVID-19 pandemic for a six-month period during

2020, and much lower short-term incentive awards due

to the
impact of COVID-19.
Compensation Exhibit 12: Total

compensation of EC members (in CHF millions)
(1)

2020 2019
Base salaries 8.4 12.1
Pension benefits 4.5 5.5
Other benefits 5.9 6.9
Total

fixed compensation
18.8 24.5
Short-term incentives 6.8 12.7
Long-term incentives (fair value at grant) 6.5 12.6
Replacement share grants 3.3 1.6
Total

variable compensation
16.6 26.9
Total

compensation
35.4 51.4

(1) Has been

adjusted for roundin

g

where appropriate

.
For an overview

of compensation

by individual

and component,

please refer

to Compensation

Exhibit 27
and

Compensation Exhibit

28 in “Compensation

and share ownership

tables” below.

An overview of

2020
realized compensation

by individual

is in Compensation

Exhibit 33.

At the 2019 AGM, the shareholders approved a maximum

aggregate compensation amount of
CHF 55.5 million for the EC for the year 2020. The EC

compensation for 2020 amounted to CHF 35.4 million and

is
within the approved

amount. See Compensation Exhibit 13 below.

Compensation Exhibit 13: EC compensation (in CHF)
Calendar year
Executive Committee 2020 2019
Number of members 9 11
Total compensation 35,448,118
(1)
51,355,121
Maximum aggregate compensation amount approved at

AGM
55,500,000 52,000,000
(1)

Total compensation

for 2020 compared

to 2019 was lower

mainly due to

the reduction

in the number

of active EC

members,
lower payments

to former EC members,

and lower short

-term incentive

awards due to

the impact of

COVID-19.

Overall ratio of compensation components
The ratio of fixed to variable components in any given year

depends on the performance of the Company and
individual EC members against predefined performance

objectives.

In 2020,

the variable compensation of the new CEO was 51 percent of his total annual compensation (previous
year:

52 percent applicable to the previous interim CEO). The total annual compensation for the new CEO excludes the
value of the one-time replacement share grant to compensate

for foregone benefits with the previous employer.

For the
other EC members, the variable compensation represent

ed an average of 41 percent (previous year: 45 percent).
Terms of appointment

for new Executive Committee members
The new Chief Human Resources Officer (CHRO), Carolina

Granat, was appointed to the EC effective from
January 1, 2021 with an annual base salary of CHF 700,000,

a target short-term and long-term incentive

of 100 percent
of annual base salary.

This represents a reduction in total target direct compensation

(TTDC) compared to the prior
incumbent. She is eligible for standard EC benefits and,

where appropriate legacy relocation benefits.
The Chief Communications Officer (CCO), Theodor

Swedjemark, was appointed to a new EC position on
August 1, 2020, with an annual base salary of CHF 500,000,

a target short-term incentive of 100 percent of

annual base
salary and a target long-term incentive of 80

percent of annual base salary,

leading to a TTDC of CHF 1,400,000. He is
eligible for standard EC benefits.
Compensation elements – 2020 highlights
Annual base salary
Three of the nine EC members in place in March

2020 received a salary adjustment, which ranged from 4.3

to
7.1 percent, the latter being for an exceptional performance and market adjustment. This corresponded to a 1.6 percent
increase on annual base salaries for the EC members in post in

March, 2020.
Short-term incentive - design
As disclosed in the 2019 Compensation Report, ABB’s

short-term incentive, the Annual Incentive Plan (AIP)

,
was redesigned in 2020 to create focus on key priorities,

with a maximum of five performance measures.
Under the AIP,

all members of the EC have a common measure, with a 20 to

25 percent weighting. In 2020,
this was Group ROCE - designed to create a greater focus

on profitability and the efficiency with which

capital is used.
In line with the new ABB operating model, up to three measures were linked to specific Business Area or
Function needs, rather than having largely

common measures for all EC members. Together,

these Business Area or
Functional measures had a total of a 55 to 60 percent weighting.
•

For the CEO and CCO, the measures were Group Operational

EBITA margin

(%), Group Revenue and
Group Free Cash Flow.

•

For Business Area Presidents, measures were tailored

to business

imperatives and included their respective
Business Area Operational EBITA

(absolute), Operational EBITA

margin (%), Net Working

Capital,
Operational Free Cash Flow (OFCF), Orders received,

and absolute Gross Profit on orders.
•

For other Corporate Officers, measures included

Group financial measures, corporate function cost and
progress against functional imperatives such as functional

effectiveness and the completion of the
divestment of the PG business. As a reminder,

in 2021 all Corporate Officers will move to the same

Group
quantitative measures as the CEO.
Definitions of the quantitative measures for EC members

used above are set out in the Compensation
Exhibit 14, below.
Compensation Exhibit 14: Business Area

and Function specific quantitative objectives in 2020
Objective Description
ROCE % ROCE is calculated as Operational EBITA after tax divided by the average of the period’s opening and closing Capital employed, adjusted to reflect impacts from significant acquisitions/divestments occurring during the same period. Capital employed is calculated as the sum of Adjusted total fixed assets and Net Working
Capital
Operational EBITA
(absolute)
(1)
Operational EBITA (as defined in “Note 23 – Operating segment and geographic data” to the Consolidated Financial Statements) is a profit measure before interest, tax and amortization expenses. It excludes non-operational items such as restructuring, foreign exchange/commodity timing differences, M&A transaction and integration costs and certain other non-operational items
Operational EBITA
margin (%)
Operational EBITA margin

is Operational EBITA as a percentage of Operational
revenues, which is total revenues adjusted for foreign exchange/commodity timing differences in total revenues
Free Cash Flow
(FCF)
Free Cash Flow is calculated as net cash provided by operating activities adjusted for:
(i) purchases of property, plant and equipment and intangible assets, and (ii) proceeds from sales of property, plant and equipment
Operational Free
Cash Flow (OFCF)
Cash generated by business operations after paying expenditures but before paying interests and taxes (OCF
(2)

minus Capital expenditures)
Function Cost Total operating costs of the function that include the personnel costs and other operating expenses such as rent, travel, consultancy, communication, office administration and other related expenses to run the function
Net Working
Capital
(1)
Net Working Capital is the sum of (i) receivables, net, (ii) contract assets, (iii)
inventories, net, and (iv) prepaid expenses; less (v) accounts payable, trade, (vi)
contract liabilities, and (vii) other current liabilities (excluding primarily: (a) income taxes payable, (b) current derivative liabilities, (c) pension and other employee benefits, (d) payables under the share buyback program and (e) liabilities related to the divestment of the Power Grids business); and including the amounts related to these accounts which have been presented as either assets or liabilities held for sale but excluding any amounts included in discontinued operations
Orders received Represents the values of goods and services contracted and ordered by customers within a given accounting period net of cancellations
Gross Profit on
orders (absolute)
(1)
Gross profit on orders is calculated by deducting the total costs to complete the order from the total revenue value of the order
Revenues Revenues realized from executing and fulfilling customer orders, before any costs or expenses are deducted
(1) Applied to

Industrial Automation

Business Area

only.
(2) Cash flow

from operating

activities excluding

payments for

interest and

income taxes

.

All EC members also had an individual measure with

a 20 percent weighting. This individual component was
informed by up to three objectives, which included a combination of quantitative and qualitative objectives. The final
outcome against this measure was based on a discretionary

judgment of the combined performance against all
objectives.

•

In 2020, all the EC had a common safety objective –

namely relevant improvement targets for the

Total
Recordable Incident Frequency Rate (TRIFR) – for the

CEO and Corporate Officers, these related to
Group targets, and for Business Area Presidents their

respective Business Areas targets.
•

For the CEO, the other two objectives were linked to

the delivery of the long-term Group strategy and of
the Group sustainability strategy and targets.
•

For other EC members, objectives included qualitative

and/or quantitative objectives such as establishing
robust internal controls, delivery of digital goals and business transformation.
The relative weighting and composition of Group, Business Area,

Functional and Individual measures for EC
members for 2020 are summarized in Compensation

Exhibit 15 below.
Compensation Exhibit 15: Weighting

and composition of objectives for EC members for 2020
CEO
(1)
Business Area
Presidents
Corporate
Officers
(2)
Group measures 80% 20% 20%
Business Area /
Functional measures
n.a. 60% 60%
Individual measures 20% 20% 20%
Overall composition
of AIP measures:
- Quantitative
- Qualitative
80%
20%
80%+
Up to 20%
40-80%

20-60%
(1) Chief Communications Officer (CCO) replicated CEO

measures in 2020 (targets in individual measure varied).
(2) Chief Financial Officer (CFO), Chief Human Resources

Officer (CHRO) and General Counsel (GC).

For each measure, a target was set corresponding

to the expected level of performance that would generate a
target (100 percent) award. Further,

a minimum level of performance, below which there is no

award (threshold) and a
maximum level of performance, above which the award

is capped at 150 percent of the target (cap), were also

defined.
For qualitative Group,

Business Area and Functional measures, the award percentage

achievements between threshold
and target,

as well as between target and cap were determined by

linear interpolations between these points.
Outcomes were subject to appropriate discretionary upward

or downward adjustments for some non-operational
items and other adjustment principles agreed with the Board.
2020 Annual Incentive Plan (AIP) – outcomes
In summary, the

average award for the EC under the AIP for 2020 was 72.

4

percent (out of a maximum
150 percent), compared to 94.7 percent in 2019. This significant drop in outcomes from the prior year was heavily
influenced by the impact on the business from COVID-19.

The 2020 AIP outcomes were net of the application

of adjustments for some non-operational items and other
adjustment principles agreed with the Board, specifically

including balance sheet risk mitigation actions, where the
benefits will be factored into the settling of future AIP

targets. It also included caps on outcomes for Corporate

Officers
to ensure there were not unintended windfalls due to

the impact of the COVID-19 crisis on cost or other qualitative measures. The average outcome for the EC without the

application of these adjustments would have been nine percent lower.
Common measure

Achievement against the 2020 Group ROCE measure, which

applied to all EC members, with a weighting of
20-25%, was zero percent (2019: n.a.). The Group’s

ROCE was 10.3 percent compared to 11.1

percent in 2019,
reflecting the recognition of the investment in the Power Grids business joint venture as well as lower business activity.

Group measures

The outcome related to the other Group measures,

which were applied to the CEO and CCO, with weightings
of 10 to 25 percent, ranged from zero to for 109 percent

and the weighted achievement related to all Group measures,
including the common measure is 35 percent.
Business Area and Functional measures

Up to three quantitative business measures were applied

to Business Area Presidents,

with weightings from 15
to 40 percent, and the outcomes ranged from zero

to 150 percent of target.
Up to three qualitative or quantitative business measures were applied to the CFO, CHRO and GC (‘Corporate
Officers’), with weightings from 15 to 25

percent, and the outcomes ranged from 53 to 125 percent

of target.
Individual Measures
Thanks to the Company’s

strong

focus on safety, in 2020

the target set for the Total

Recordable Incident
Frequency Rate (TRIFR) – has been overachieved at the

Group level, resulting from the majority of Business Areas and
Functions having overachieved their targets.
In summary, for EC

members the assessed achievement of objectives representing

the personal component,
inclusive of the safety outcomes described, which has a weighting of 20 percent, ranged from 100 to 150 percent of
target for 2020.

This compared to a range of 59 to 111

percent in 2019.
Overall outcomes
The overall average award under the AIP for the entire EC

was 72.4

percent of target (2019: 94.7 percent) with
a range from 51.0 percent (lowest achievement) to 95.6

percent of target (highest achievement). This compared

to a
range of 72.0 to 106.2 percent in 2019.
These outcomes are summarized in Compensation Exhibit

16 below.

Compensation Exhibit 16: ‘At a Glance’ STI 2020 outcomes

(rounded, with 2019 comparisons)
2020
(% of target)
Group
(1)
2020
(% of target)
Business Area
Presidents
2020
(% of target)
Corporate
Officers
2019
(% of target)
Common Measure

Group ROCE 0% 0% 0% n.a.
Group Measures
Cost Savings n.a. 149%
Free Cash Flow 109% n.a.
Operational Net Income n.a. 79%
Operational EBITA

margin (%)
53% 83%
Operational Cash Flow n.a. 93%
Revenues 0% 89%
Weighted Group results

(Common + Group measures) 35% 97%
Business Area Measures
(2)
Gross Profit on orders

(absolute)
0%
Operational EBITA

margin (%)
0 - 95%
Orders received 0 - 83%
Operational Free Cash Flow 106 - 150%
Operational EBITA

(absolute)
0%
Net Working

Capital
105%
Range of results 0 - 150%
Weighted Business Area

results

(Common + Business Area measures) 21 - 66% n.a.
Functional Measures
Range of results
(2)(3)
53 - 125% n.a.
Weighted Functional

results

(Common + Functional measures) 47 - 61% n.a.
Individual Measures
Range of results
(4)
100 - 150% 59 - 111%
Combined AIP results from Common, Group,

Business Area/Functional and Individual Measures
Range of outcomes
(4)
51 - 96% 72 - 106%
Overall Average
(4)
72% 95%
(1) Applied to

CEO and CCO in

2020. Therefore

CCO is excluded

from Corporate

Officers data.
(2) Up to three

business measures

were applied to

each Business

Area President

and Corporate

Officer.
(3) May include

Group measures

and after the

application of

relevant caps.
(4) Applies to

all Executive

Committee members

.

The table below provides information related to the

actual 2020 AIP achievement,

in comparison to the target
for all active EC members.

Compensation Exhibit 17: Overview of targeted

and realized AIP 2020 values
Target

AIP
award

(in % of base
salary)
Target

AIP award

(in CHF)
(1)
Actual AIP award
(in % of target)
Actual AIP award

(in CHF)
(2)
Björn Rosengren
(3)
100% 1,504,131 65.0% 977,685
Timo Ihamuotila
100%
902,500
77.4%
698,535
Sylvia Hill 100% 730,000 75.0% 547,500
Maria Varsellona 100% 760,000 86.3% 655,880
Theodor Swedjemark
(4)
100%
200,000
65.0%
130,000
Sami Atiya 100% 760,000 55.0% 418,000
Tarak Mehta
100%
855,000
81.3%
695,115
Peter Terwiesch 100% 760,000 51.0% 387,600
Morten Wierod 100% 712,500 95.6% 681,150
Total 7,184,131 5,191,465
(1)
Inclusive of adjustments for the COVID-19 salary donation program and pro-rating for time served on the EC.
(2)

Represents accrued AIP award for the year 2020, which will be paid in 2021, after the publication of ABB's financial results.
(3)

Björn Rosengren joined the EC on January 27, 2020.
(4)

Theodor Swedjemark joined the EC on August 1, 2020.

2020 Long-term incentive plan outcomes
The estimated value at grant of the share-based grants to

EC members under the 2020 LT

IP award was
CHF 6.5 million, compared with CHF 12.6 million in

2019. This deviation is primarily driven from the reduction

in the
numbers of EC members between 2019 (11

EC members) and 2020 (9 EC members).

The companies approved by the Board to determine

ABB’s relative TSR performance

for the 2020 LTIP

were:
3M, Danaher, Eaton, Emerson Electric,

General Electric, Honeywell Intl., LafargeHolcim,

Legrand, Mitsubishi Electric,
Raytheon Technologies,

Rockwell, Rolls Royce, Schneider Electric, Siemens and

Yokogawa.

Note that LafargeHolcim
replaced ThyssenKrupp, which had been previously included

in the peer group. These were selected to provide an
appropriate and very challenging set of peers, and

influenced the payment point setting accordingly (see Compensation
Exhibit 18 below).
The EPS targets for the 2020 LTIP,

which were set before the COVID-19 crisis occurred, were not changed for
the impact of COVID-19. This may have a materially

negative impact on the final amount which may be delivered

under
the award.
The reference price for the 2020 LTIP

grant which is used to determine the number of shares granted to
participants was set in March, during a time of high market

volatility due to the COVID-19 crisis. Given the high
variability between the formulaic outcome of the reference

price under the LTIP

rules, of CHF 23.00,

and the share price
near the date of grant, in the region of CHF 16.00, it was decided to use the prior year’s reference price of CHF 19.36.
Also note that, from 2020, for the top 100 senior leaders outside the EC, future grants under the Management
Incentive Plan (MIP) – a stock option plan, without performance conditions – were discontinued and replaced by the
LTIP.

Other employees previously eligible to receive grants under

the MIP received grants under a restricted share plan.
The 2020 LTIP

award curves are also illustrated in Compensation Exhibit

18 below.

Compensation Exhibit 18: 2020 LTIP Targets

The change in the EPS award curve for the 2020 LTIP

(range cut from plus/minus 25 percent of target

to
plus/minus 17 percent of target) is a reflection

of the perceived EPS volatility during the performance period,

and also
serves to make the achievement of a threshold award under

the plan more demanding.
2017 LTIP outcome
The final number of shares vesting under the 2017 LTIP

grant in 2020 was determined based on the
achievement level against the defined Net income and EPS targets.

The Net income measure was achieved at
105 percent (2016 grant 100 percent) out of a potential

of 150 percent.
The CC exercised its discretion to apply Net income to determine

EPS rather than income from continuing
operations, net of tax, given the move of the Power

Grids business into discontinued operations. The average EPS measure vested at 41 percent (previous year: 85 percent)

out of a potential 200 percent, net of adjustments for items considered outside the normal course of business operation

and/or which were not considered in the target setting

of the
2017 LTIP

.

On this occasion, adjustments were made for the impact of

divestments, integration and restructuring costs.
Without the impact of the approved

adjustments the vesting level would have been 21 percent.

The average achievement level of the two performance

measures under the 2017 LTIP

was 73.0 percent (out of
a maximum 175 percent), with the actual level varying

by individual EC member, from 69.4 to

75.4 percent, as specified
in Compensation Exhibit 20.
Since the performance period for determining the value

of the award was from 2017 to 2019, the outcome

was
not affected by the impact of COVID‑19.
As announced in our 2019 Compensation Report,

the EPS performance targets for vested LTIP

awards will be
retrospectively disclosed in our Compensation Reports.

The three target points (threshold, target and

maximum) and the
actual achievement for the 2017 EPS performance

measure are shown in Compensation Exhibit 19 below.
Compensation Exhibit 19: 2017 LTIP EPS

performance measure
Notes
1. Net

income used to

determine EPS

rather than income

from continuing

operations,

net of tax, given

the
move of the Power

Grids business

into discontinued

operations.

2. Actual

value shown

net of adjustments

for items considered

outside the

normal course

of business
operation and/or

which were not

considered in

the target

setting of the

LTIP.

Please note that

as a result
of the adjustments

applied, the

EPS number shown

above will no

t

reconcile with

EPS calculated

based
on Net income

only.

Overview of disclosed and realized LTIP

2017 value
A new table below,

requested by stakeholders, provides information related

to the LTIP 2017

grant, showing
the previously disclosed ‘fair value’ of the grant to

each EC member and the actual value of the grant at the time of
delivery in 2020. Values

are gross, e.g. before payment of any applicable taxes. This indicates the gross realized value
was 65.4 percent of the disclosed grant fair value.

Compensation Exhibit 20: Realized value of 2017 LTIP

grant

2017 LTIP

grant date
Shares
granted
related to
the Net
income
measure
(1)
Shares
granted
related to
the EPS
measure
(2)
Total
number

of shares
granted
Disclosed
grant fair
value
(3)
2017 LTIP
vesting date
Vesting
percentage

Number

of vested
shares
Realized
value
(4)
Björn Rosengren n.a.
Timo Ihamuotila June 13, 2017 20,500 20,500 41,000 998,965 June 13, 2020 73.0% 29,930 593,811
Sylvia Hill n.a.
Maria Varsellona n.a.
Theodor Swedjemark n.a.
Sami Atiya June 13, 2017 18,691 16,044 34,735 845,147 June 13, 2020 75.4% 26,205 519,907
Tarak Mehta June 13, 2017 15,331 19,163 34,494 842,145 June 13, 2020 69.4% 23,955 475,267
Peter Terwiesch June 13, 2017 19,989 17,158 37,147 903,833 June 13, 2020 75.4% 28,024 555,996
Morten Wierod June 13, 2017 7,029 7,029 14,058 n.a. June 13, 2020 73.0% 10,263 203,618
Total 3,590,090 2,348,599
(1) Actual achievement level of the Net income measure was 105 percent.
(2) Actual achievement level of the EPS measure was 41 percent.
(3) At the time of disclosure Morten Wierod was not member of the EC.
(4) Valued at CHF 19.84, the closing price of the ABB share on the day of vesting.

Historical vesting outcomes
The historical vesting percentages for the prior five years

are shown in Compensation Exhibit 21 below.

Over
the last five years vesting has averaged at 79.6 percent

of target and 53.1 percent of the maximum award.
Compensation Exhibit 21: LTIP historical actual

vesting percentages
(1)

Plan Year

of Award
2013 2014 2015 2016 2017
Vesting

in % of target award
77.2% 74.8% 80.5% 92.5% 73.0%
Vesting

in % of maximum potential award
55.1% 53.4% 53.7% 61.7% 41.7%

(1) Average

of relevant performance

measures.

Shareholdings of EC members
Three out of nine EC members have achieved or exceeded their share ownership requirement. A further five
members have been newly appointed to the EC in the

last two years. The EC members collectively owned less than
1 percent of ABB’s total shares

outstanding at December 31, 2020.
At December 31, 2020, members of the EC held ABB shares

and conditional rights to receive shares, as shown
in Compensation Exhibit 31 in the section “Compensation

and share ownership tables” below.

Their holdings at
December 31, 2019, are shown in Compensation Exhibit

32 in the section “Compensation and share ownership

tables”
below.
As previously stated, no further grants will be made under

the Management Incentive Plan (MIP), a stock
option plan without performance conditions. Any MIP

instruments held by EC members were awarded prior to their
appointment as EC members. For a more detailed description

of MIP,

please refer to “Note 18 – Share-based payment
arrangements” in our Consolidated Financial Statements.
Except as described in Compensation Exhibits 29 and

30, no member of the EC and no person closely linked

to
a member of the EC held any shares of ABB or options on

ABB shares at December 31, 2020 and 2019.

Other compensation
Members of the EC are eligible to participate in the Employee Share

Acquisition Plan (ESAP), a savings plan
based on stock options, which is open to employees around

the world. Five members of the EC participated in the

17th
annual launch of the plan in 2020. EC members who

participated will, upon vesting, each be entitled to acquire up to
440 ABB shares at CHF 22.87 per share, the market share

price at the start of the 2020 launch.

For a more detailed description of the ESAP,

please refer to “Note 18 – Share‑based payment arrangements”

in
our Consolidated Financial Statements.
In 2020, ABB did not pay any fees or compensation

to the members of the EC for services rendered to ABB
other than those disclosed in this Compensation Report.

Except as disclosed in the section titled “Executive Committee
─ Business relationships

between ABB and its EC members” in the Corporate

Governance Report, ABB did not pay any
additional fees or compensation in 2020 to persons

closely linked to a member of the EC for services rendered to ABB.
Terms of

departure for former EC members
The former CHRO, Sylvia Hill, will continue to

receive her annual base salary and benefits during her

notice
period, until her termination date, on December 31, 2021.

She will receive a short-term incentive payment for 2021,
based on the average short-term incentive award percentages

achieved in 2019 and 2020, at the termination date.
Outstanding LTIP

grants made for the years 2019 and 2020 will be settled according to the plan-related vesting
schedule, subject to achievement against the relevant performance conditions.

Legacy MIP awards may be exercised up
to one year following the termination date. She withdrew

from the voluntary 10 percent salary donation program.

Compensation of former EC members
In 2020, certain former EC members received contractual

compensation for the period after leaving the EC, as
shown in Compensation Exhibit 27, footnotes (6) and

(7).

Votes

on compensation at the 2021 AGM
As illustrated in Compensation Exhibit 22, the Board’s

proposals to shareholders at the 2021 AGM will relate
to Board compensation for the 2021–2022 term of

office and EC compensation for the calendar

year 2022. There will
also be a non-binding vote on the 2020 Compensation Report.

Compensation Exhibit 22: Shareholders

will have three separate votes on

compensation at the 2021 AGM

In determining the proposed maximum aggregate

EC compensation, the Board takes into consideration the
criteria illustrated in Compensation Exhibit 23. Given the

variable nature of a major portion of the compensation
components, the proposed maximum aggregate EC compensation

will almost always be higher than the actual
compensation paid or awarded, as it must cover the

potential maximum value of each component of compensation.

Compensation Exhibit 23: Overview of key factors affecting the determination of
maximum aggregate EC compensation

Compensation and share ownership tables

Compensation Exhibit 24: Board compensation

in 2020 and 2019
Paid in 2020 Paid in 2019

November
Board term 2020-2021
May
Board term 2019-2020

November
Board term 2019-2020
May
Board term 2018-2019
Name
Settled in
cash
(1)
Settled in
shares -
number
of shares
received
(2)
Settled in
cash
(1)
Settled in
shares -
number
of shares
received
(2)
Total
compensation
paid in 2020
(3)
Settled in
cash
(1)
Settled in
shares -
number
of shares
received
(2)
Settled in
cash
(1)
Settled in
shares -
number
of shares
received
(2)
Total
compensation
paid in 2019
(3)
CHF CHF CHF CHF CHF CHF
Peter Voser,

Chairman
(4)
— 21,831 — 32,642 1,140,000 — 29,156 — 29,943 1,200,000
Jacob Wallenberg
(5)
101,250 3,297 112,500 4,928 427,500 112,500 4,397 112,500 4,515 450,000
Matti Alahuhta
(6)
— 4,787 — 7,155 304,000 — 6,384 80,000 3,210 320,000
Gunnar Brock
(7)
— 4,937 — 7,379 313,500 — 6,584 82,500 3,311 330,000
David Constable
(8)
78,750 2,564 87,500 3,833 332,500 87,500 3,420 87,500 3,511 350,000
Frederico Curado
(9)
— 4,438 — 6,646 304,000 — 5,934 80,000 2,973 320,000
Lars Förberg
(10)
— 5,805 — 8,688 304,000 — 7,755 — 7,970 320,000
Jennifer Xin-Zhe Li
(11)
72,000 2,163 80,000 3,239 304,000 80,000 2,892 80,000 2,973 320,000
Geraldine Matchett
(12)
74,250 3,159 82,500 4,722 313,500 82,500 4,213 82,500 4,326 330,000
David Meline
(13)
90,000 2,931 100,000 4,380 380,000 100,000 3,908 100,000 4,013 400,000
Satish Pai
(14)
74,520 2,231 82,500 3,340 313,500 82,500 2,983 82,500 3,066 330,000
Total

490,770 58,143 545,000 86,952 4,436,500 545,000 77,626 787,500 69,811 4,670,000
_____________________
(1) Represents gross amounts paid, prior to deductions for social security, withholding tax etc.
(2) Number of shares per Board member is calculated based on net amount due after deductions for social security, withholding tax etc.
(3) In addition to the Board remuneration stated in the above table, in 2020 and 2019 the Company paid CHF 272,312 and CHF 270,933, respectively, in related mandatory social security payments.

(4) Chairman of the ABB Ltd Board for the 2018-2019, 2019-2020 and 2020-2021 board terms and Chairman of the Governance and Nomination Committee for the 2018-2019 board term; is receiving 100 percent of his compensation in the form of ABB shares.
(5) Vice-Chairman of the ABB Ltd Board for the 2018-2019, 2019-2020 and 2020-2021 board terms; Chairman of the Governance and Nomination Committee for the 2019-2020 and 2020-
2021 board terms and member of that committee for the 2018-2019 board term; is receiving 50 percent of his compensation in the form of ABB shares.
(6) Member of the Governance and Nomination Committee for the 2018-2019, 2019-2020 and 2020-2021 board terms; received 50 percent of his compensation in the form of ABB shares for the 2018-2019 board term and is receiving 100 percent of his compensation in shares for the 2019-2020 and 2020-2021 board terms.
(7) Member of the Finance, Audit and Compliance Committee for the 2018-2019, 2019-2020 and 2020-2021 board terms; received 50 percent of his compensation in shares for the 2018-2019 board term and is receiving 100 percent of his compensation in the form of ABB shares for the 2019-2020 and 2020-2021 board terms.
(8) Chairman of the Compensation Committee for the 2018-2019, 2019-2020 and 2020-2021 board terms; is receiving 50 percent of his compensation in the form of ABB shares.
(9) Member of the Compensation Committee for the 2018-2019, 2019-2020 and 2020-2021 board terms; received 50 percent of his compensation in the form of ABB shares for the 2018-2019 board term and is receiving 100 percent of his compensation in shares for the 2019-2020 and 2020-2021 board terms.
(10) Member of the Governance and Nomination Committee for the 2018-2019, 2019-2020 and 2020-2021 board terms; is receiving 100 percent of his compensation in the form of ABB shares.
(11) Member of the Compensation Committee for the 2018-2019, 2019-2020 and 2020-2021 board terms; is receiving 50 percent of her compensation in the form of ABB shares.
(12) Member of the Finance, Audit and Compliance Committee for the 2018-2019, 2019-2020 and 2020-2021 board terms; is receiving 50 percent of her compensation in the form of ABB shares.
(13) Chairman of the Finance, Audit and Compliance Committee for 2018-2019, 2019-2020 and 2020-2021 board terms; is receiving 50 percent of his compensation in the form of ABB shares.
(14) Member of the Finance, Audit and Compliance Committee for the 2018-2019, 2019-2020 and 2020-2021 board terms; is receiving 50 percent of his compensation in the form of ABB shares.

Compensation Exhibit 25: Board compensation

for the Board terms 2020-2021 and

2019-2020
Name Specific Board Roles
Board term

2020-2021
(1)
Board term

2019-2020
CHF CHF
Peter Voser
Chairman of the Board 1,140,000 1,200,000
Jacob Wallenberg
Vice-Chairman of the Board and Chairman GNC 427,500 450,000
Matti Alahuhta
Member GNC 304,000 320,000
Gunnar Brock
Member FACC 313,500 330,000
David Constable
Chairman CC 332,500 350,000
Frederico Curado
Member CC 304,000 320,000
Lars Förberg
Member GNC 304,000 320,000
Jennifer Xin-Zhe Li
Member CC 304,000 320,000
Geraldine Matchett
Member FACC 313,500 330,000
David Meline
Chairman of FACC 380,000 400,000
Satish Pai
Member FACC 313,500 330,000
Total

4,436,500 4,670,000
__________________________
(1)

This reflects a 10 percent COVID-19 related voluntary donation in Board fees for the first half of the 2020-2021 Board term.
Key:

CC: Compensation Committee
FACC: Finance, Audit and Compliance

Committee
GNC: Governance and Nomination Committee

Compensation Exhibit 26: Board ownership

of ABB shares
Total number of shares

held
Name December 31, 2020 December 31, 2019
Peter Voser

(1)
314,648 260,175
Jacob Wallenberg
234,246 226,021
Matti Alahuhta
93,408 51,466
Gunnar Brock
26,951 14,635
David Constable
33,978 27,581
Frederico Curado
32,382 21,298
Lars Förberg
49,992 35,499
Jennifer Xin-Zhe Li
33,721 8,319
Geraldine Matchett
19,800 11,919
David Meline

(2)
33,774 25,463
Satish Pai
24,618 19,047
Total 897,518 701,423
______________
(1) Includes 2,000 shares held by spouse.
(2) Includes 3,150 shares held by spouse.

Compensation Exhibit 27: EC compensation in 2020
Cash Compensation
Estimated value
of share-based
grants under the
LTIP in 2020
(5)
Estimated value
of replacement
share-based
grant in 2020

2020 Total
(incl.
conditional
share-based
grants)
(6)
Name Base salary
(1)
Short-term
incentive
(1)(2)
Pension
benefits
Other
benefits
(3)
2019 Total cash-
based
compensation
(4)
CHF CHF CHF CHF CHF CHF CHF CHF
Björn Rosengren (EC member
as of January 27, 2020, CEO
as of March 1, 2020)
1,504,141 977,685 666,175 688,685 3,836,686 1,970,457 3,308,781 9,115,924
Timo Ihamuotila
902,508 698,535 494,360 646,278 2,741,681 734,103 — 3,475,784
Sylvia Hill
725,004 547,500 471,925 290,108 2,034,537 564,097 — 2,598,634
Maria Varsellona
760,008 655,880 471,538 818,288 2,705,714 618,193 — 3,323,907
Theodor Swedjemark (EC
member as of August 1, 2020)
200,002 130,000 118,951 75,259 524,212 92,887 — 617,099
Sami Atiya
760,008 418,000 465,509 423,787 2,067,304 618,193 — 2,685,497
Tarak Mehta
848,339 695,115 479,932 390,681 2,414,067 695,462 — 3,109,529
Peter Terwiesch
760,008 387,600 456,374 334,575 1,938,557 618,193 — 2,556,750
Morten Wierod
704,171 681,150 413,120 346,080 2,144,521 579,552 — 2,724,073
Total current Executive
Committee members at
December 31, 2020 7,164,189 5,191,465 4,037,884 4,013,741 20,407,279 6,491,137 3,308,781 30,207,197
Peter Voser (EC

member until
February 29, 2020)
280,835 421,250 37,443 48,160 787,688 — — 787,688
Ulrich Spiesshofer (EC
member until April 16,
2019)
(7)
561,670 749,825 214,588 820,421 2,346,504 — — 2,346,504
Jean-Christophe Deslarzes
(EC member until May 31,
2019)
156,668 158,939 86,309 169,099 571,015 — — 571,015
Diane de Saint Victor (EC
member until October 31,
2019)
250,001 260,750 74,561 950,402 1,535,714 — — 1,535,714
Total departing Executive
Committee members 1,249,174 1,590,764 412,901 1,988,082 5,240,921 — — 5,240,921
Total
8,413,363 6,782,229 4,450,785 6,001,823 25,648,200 6,491,137 3,308,781 35,448,118
____________________________
__
(1) Base salary as well as the target short-term incentive were adjusted where appropriate for EC members who voluntarily donated 10 percent of their salary to fight the impacts of the COVID-19 crisis for a six-month period during 2020.
(2) Represents accrued short-term variable compensation for the year 2020, which will be paid in 2021, after the publication of ABB's financial results. Short-term variable compensation is linked to the objectives defined in each EC member's annual incentive plan. Upon full achievement of these objectives, the short-term variable compensation of the EC members represents 100 percent of their respective base salary. The short-term variable compensation of the former CEO, Ulrich Spiesshofer, corresponds to the contractually agreed average of the year 2017 and 2018 short-term variable compensation award. Peter Voser received his short-term variable compensation payment monthly at target achievement level. Diane de Saint Victor and Jean-Christophe
Deslarzes received a pro-rata short-term variable compensation payment for their period of service as an EC member, in accordance with the contractual obligations of ABB.
(3) Other benefits comprise payments related to social security, health insurance, children's education, transportation, tax advice and certain other items like compensation for unused vacation balances at the time of departure from ABB.
(4)
Prepared on an accrual basis.

(5) The estimated value of the share-based LTIP grants are based on the price of ABB shares on the grant date, adjusted for expected foregone dividends during the vesting period. On the day of vesting (April 27, 2023), the value of the share-based awards granted under the LTIP may vary from the above amounts due to changes in ABB's share price and the outcome of the performance factors.

(6) Payments totaling CHF 161,274 were made in 2020 on behalf of certain other former EC members, representing social security premium payments.
(7)
ABB paid Ulrich Spiesshofer in addition to the compensation related to the termination period,

non-compete payments for the period May 1, 2020, to December 31, 2020, and related social security payments totaling CHF 2,806,111.

Compensation Exhibit 28: EC compensation in 2019
Cash Compensation
Estimated value
of share-based
grants under the
LTIP in 2019
(4)
Estimated value
of replacement
share-based
grant in 2019

2019 Total
(incl.
conditional
share-based
grants)
(5)
Name Base salary
Short-term
incentive
(1)
Pension
benefits
Other
benefits
(2)
2019 Total cash-
based
compensation
(3)
CHF CHF CHF CHF CHF CHF CHF CHF
Peter Voser (CEO

as of April
17, 2019)
1,187,167 1,780,739 149,772 320,688 3,438,366 — — 3,438,366
Timo Ihamuotila
945,005 960,450 500,830 581,983 2,988,268 836,661 — 3,824,929
Sylvia Hill (EC member as of
June 1, 2019)
408,334 433,650 268,643 198,236 1,308,863 616,494 — 1,925,357
Maria Varsellona (EC
member as of November 1,
2019)
(6)
133,335 133,333 40,619 472,088 779,375 822,328 1,624,386 3,226,089
Frank Duggan
(7)
667,708 707,103 363,173 552,220 2,290,204 704,559 — 2,994,763
Chunyuan Gu
(8)
685,847 685,963 263,125 708,252 2,343,187 616,494 — 2,959,681
Sami Atiya
786,676 602,400 467,214 528,033 2,384,323 845,459 — 3,229,782
Tarak Mehta
860,004 747,340 478,990 570,644 2,656,978 757,396 — 3,414,374
Claudio Facchin
810,006 583,200 469,271 404,865 2,267,342 713,355 — 2,980,697
Peter Terwiesch
795,009 668,800 460,453 389,694 2,313,956 704,559 — 3,018,515
Morten Wierod (EC member
as of April 1, 2019)
525,000 516,600 304,632 200,336 1,546,568 616,494 — 2,163,062
Total Executive Committee
members at December 31,
2019 7,804,091 7,819,578 3,766,722 4,927,039 24,317,430 7,233,799 1,624,386 33,175,615
Ulrich Spiesshofer (EC
member until April 16, 2019)
1,685,010 2,249,475 639,222 979,554 5,553,261 2,967,911 — 8,521,172
Jean-Christophe Deslarzes
(EC member until May 31,
2019)
940,007 998,280 513,258 522,119 2,973,664 827,846 — 3,801,510
Diane de Saint Victor (EC
member until October 31,
2019)
1,000,001 1,062,000 298,242 246,441 2,606,684 880,685 — 3,487,369
Greg Scheu (EC member until
October 31, 2019)
(9)
661,604 557,123 228,298 199,474 1,646,499 722,956 — 2,369,455
Total departing Executive
Committee members 4,286,622 4,866,878 1,679,020 1,947,588 12,780,108 5,399,398 — 18,179,506
Total
12,090,713 12,686,456 5,445,742 6,874,627 37,097,538 12,633,197 1,624,386 51,355,121
____________________________
__
(1) Represents accrued STI for the year 2019, which was paid in 2020, after the publication of ABB's financial results. STI is linked to the objectives defined in each EC member's scorecard.
Upon full achievement of these objectives, the STI of the EC members represents 100 percent of their respective annual base salary. The STI of the former CEO, Ulrich Spiesshofer, corresponds to the contractually agreed average of the year 2017 and 2018 STI award. Peter Voser received his STI payment monthly at target achievement level. Greg Scheu received a pro-
rata STI payment for his period of service as an EC member, in accordance with the contractual obligations of ABB.
(2)
Other benefits comprise payments related to social security, health insurance, children's education, transportation, tax advice and certain other items. Other benefits for Peter Voser include
mandatory social security payments only.
(3)
Prepared on an accrual basis.

(4) On the day of vesting (May 16, 2022), the value of the share-based awards granted under the LTIP may vary from the above amounts due to changes in ABB's share price and the outcome of the performance factors. The estimated value of the share-based grants is based on the price of ABB shares on the grant date, adjusted for expected foregone dividends during the vesting period.
(5) Payments totaling CHF 216,069 were made in 2019 on behalf of certain other former EC members, mainly representing mandatory social security payments.
(6) In addition to the replacement share grant, Maria Varsellona received compensation in the amount of CHF 445,939 for 10 months of foregone STI payments from her previous employer, which is shown under other benefits.
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

Compensation Exhibit 29: LTIP grants in 2020
Name
Reference number
of shares under the
EPS performance
factor of the 2020
launch

of the LTIP
(1)

Total estimated
value of share-
based grants under
the EPS
performance factor
of the 2020 launch
of the LTIP
(2),(3)
Reference number
of shares under the
TSR performance
factor of the 2020
launch

of the LTIP
(1)
Total estimated
value of share-
based grants under
the TSR
performance factor
of the 2020 launch
of the LTIP
(2),(3)
Total number of
shares granted
under the 2020
launch

of the LTIP
(1),(2)
Total estimated
value of share-
based grants under
the LTIP in
2020
(2),(3)
CHF CHF CHF
Björn Rosengren (EC member as of
January 27, 2020, CEO as of March 1,
2020)
65,857

985,221

65,858

985,236

131,715

1,970,457

Timo Ihamuotila
(4)
24,535

367,044

24,536

367,059

49,071

734,103

Sylvia Hill
18,853

282,041

18,854

282,056

37,707

564,097

Maria Varsellona
20,661

309,089

20,662

309,104

41,323

618,193

Theodor Swedjemark (EC member as of
August 1, 2020)
(4)
3,104

46,436

3,105

46,451

6,209

92,887

Sami Atiya
20,661

309,089

20,662

309,104

41,323

618,193

Tarak Mehta
(4)
23,244

347,731

23,244

347,731

46,488

695,462

Peter Terwiesch
(4)
20,661

309,089

20,662

309,104

41,323

618,193

Morten Wierod
(4)
19,370

289,776

19,370

289,776

38,740

579,552

Total current Executive

Committee
members at December 31, 2020
216,946

3,245,516

216,953

3,245,621

433,899

6,491,137

__________________
(1) Vesting date April 27, 2023.
(2) The reference number of shares of the EPS and TSR performance factors are valued using the fair value of the ABB shares on the grant date adjusted for expected foregone dividends during the vesting period.
(3) Default settlement of the final LTIP award is 100 percent in shares, with an automatic sell-to-cover in place for employees who are subject to withholding taxes. The plan foresees a maximum payout of 200 percent of the number of reference shares granted based on the achievement against the pre-defined average EPS and relative TSR targets.

(4) In addition to the above awards, five members of the EC participated in the 17th launch of the ESAP in 2020, which will allow them to save over a 12-month period and, in November
2021, use their savings to acquire ABB shares under the ESAP. Each EC member who participated in ESAP will be entitled to acquire up to 440 ABB shares at an exercise price of CHF
22.87 per share.

Compensation Exhibit 30: LTIP grants in 2019
Name
Reference number
of shares under the
EPS performance
factor of the 2019
launch

of the LTIP
(1)

Total estimated
value of share-
based grants under
the EPS
performance factor
of the 2019 launch
of the LTIP
(2),(3)
Reference number
of shares under the
TSR performance
factor of the 2019
launch

of the LTIP
(1)
Total estimated
value of share-
based grants under
the TSR
performance factor
of the 2019 launch
of the LTIP
(2),(3)
Total number of
shares granted
under the 2019
launch

of the LTIP
(1),(2)
Total estimated
value of share-
based grants under
the LTIP in
2019
(2),(3)
CHF CHF CHF
Timo Ihamuotila
(4)
24,535 418,322 24,536 418,339 49,071 836,661
Sylvia Hill (EC member as of June 1,
2019) 18,079 308,247 18,079 308,247 36,158 616,494
Maria Varsellona (EC member

as of
November 1, 2019) 20,661 411,154 20,662 411,174 41,323 822,328
Frank Duggan
(4)
20,661 352,271 20,662 352,288 41,323 704,559
Chunyuan Gu
18,079 308,247 18,079 308,247 36,158 616,494
Sami Atiya
24,793 422,721 24,794 422,738 49,587 845,459
Tarak Mehta
22,211 378,698 22,211 378,698 44,422 757,396
Claudio Facchin
20,919 356,669 20,920 356,686 41,839 713,355
Peter Terwiesch
(4)
20,661 352,271 20,662 352,288 41,323 704,559
Morten Wierod (EC member as of
April 1, 2019)
(4)
18,079 308,247 18,079 308,247 36,158 616,494
Total Executive Committee

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
(4) In addition to the above awards, four members of the EC participated in the 16th launch of the ESAP in 2019, which allowed them to save over a 12-month period and, in November 2020, use their savings to acquire ABB shares under the ESAP. Each EC member who participated in ESAP was entitled to acquire up to 480 ABB shares at an exercise price of CHF 20.78 per share.

Compensation Exhibit 31: EC shareholding

overview at December 31, 2020
Total number
of shares

held at
December 31,
2020
Vested at
December 31,
2020 Unvested at December 31, 2020
Number of
vested
options held
under the
MIP
Number of
unvested
options
held under
the MIP
Reference
number of
shares
deliverable
under the
2018
performance
components
(EPS and
TSR) of the
LTIP
(1)
Reference
number of
shares
deliverable
under the
2019
performance
factors (EPS
and TSR) of
the LTIP
(1)
Reference
number of
shares
deliverable
under the
2020
performance
factors (EPS
and TSR) of
the LTIP
(1)
Replacement
share grant
for foregone
benefits from
former
employer
(2)
Replacement
share grant
for foregone
benefits from
former
employer
(2)
Replacement
share grant
for foregone
benefits from
former
employer
(2)
Name
(vesting
2021/2022)
(vesting
2021)
(vesting
2022)
(vesting
2023)
(vesting
2021)
(vesting
2022)
(vesting
2023)
Björn Rosengren (EC
member as of January 27,
2020, CEO as of March 1,
2020) 5,000
—
— — — 131,715 — 130,150 18,904
Timo Ihamuotila
171,610 — — 37,217 49,071 49,071 — — —
Sylvia Hill
2,265 796,875 318,750 — 36,158 37,707 — — —
Maria Varsellona
— — — — 41,323 41,323 40,010 40,009 —
Theodor Swedjemark (EC
member as of August 1,
2020)
(3)
480 102,000 250,750 — — 6,209 — — —
Sami Atiya
42,778 — — 23,301 49,587 41,323 — — —
Tarak Mehta
179,636 — — 34,790 44,422 46,488 — — —
Peter Terwiesch
142,338 — — 37,379 41,323 41,323 — — —
Morten Wierod
1,544 — — 15,292 36,158 38,740 — — —
Total Executive
Committee members at
December 31, 2020 545,651 898,875 569,500 147,979 298,042 433,899 40,010 170,159 18,904
______________
(1)
The final LTIP 2018 award and LTIP

2019 award will be settled 65 percent in shares and 35 percent in cash. This applies to both performance factors (EPS and TSR). However, the participants have the possibility to elect to receive 100 percent of the vested award in shares. The final LTIP 2020 award will be settled 100 percent in shares, with an automatic sell-to-cover in place for employees who are subject to withholding taxes.
(2) It is expected that the replacement share grants will be settled 65 percent in shares and 35 percent in cash. However, the participants have the possibility to elect to receive 100 percent of the vested award in shares.
(3) In addition, his spouse holds unvested shares and options granted in connection with her role in the company.

Compensation Exhibit 32: EC shareholding

overview at December 31, 2019
Total number
of shares

held at
December 31,
2019
Vested at
December 31,
2019 Unvested at December 31, 2019
Number of
vested options
held under
the MIP
Number of
unvested
options held
under the
MIP
Reference
number of
shares
deliverable
under the
2017
performance
components
(P1 and P2) of
the LTIP
(1)
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
(4)
Name
(vesting
2020/2021) (vesting 2020) (vesting 2021) (vesting 2022) (vesting 2020)
(vesting 2021/
2022)
Timo Ihamuotila
64,572 — — 41,000 37,217 49,071 76,628 —
Sylvia Hill (EC member as
of June 1, 2019) 2,265 743,750 584,375 — — 36,158 — —
Maria Varsellona (EC
member as of November 1,
2019) — — — — — 41,323 — 80,019
Frank Duggan
269,846 — — 34,984 31,756 41,323 — —
Chunyuan Gu
45,577 — — 31,196 33,981 36,158 — —
Sami Atiya
24,435 — — 34,735 23,301 49,587 — —
Tarak Mehta
212,869 — — 34,494 34,790 44,422 — —
Claudio Facchin
163,219 — — 39,076 26,214 41,839 — —
Peter Terwiesch
122,242 — — 37,147 37,379 41,323 — —
Morten Wierod (EC
member as of April 1,
2019) 1,064 398,440 — — 15,292 36,158 — —
Total Executive
Committee members at
December 31, 2019

(5)
906,089 1,142,190 584,375 252,632 239,930 417,362 76,628 80,019
_______________
(1) The LTIP 2017 foresees that 70 percent are settled in shares and 30 percent in cash for the performance components (P1 and P2). However, participants have the possibility to elect to receive
100 percent of the vested award in shares.
(2)
It is expected that the LTIP 2018 and 2019 will be settled 65 percent in shares and 35 percent in cash for the performance factors (EPS and TSR). However,

the participants have the
possibility to elect to receive 100 percent of the vested award in shares.
(3) The replacement share grant was settled 100 percent in shares.
(4) It is expected that the replacement share grants will be settled 65 percent in shares and 35 percent in cash. However, the participant has the possibility to elect to receive 100 percent of the vested award in shares.
(5)
Departing Executive Committee members are not included in this table.

Compensation Exhibit 33: Targeted

and realized EC Total

Compensation in 2020
Target Compensation (in

CHF)
Base salary
Pension
benefits
Other

benefits
(1)
Target

short-term

incentive
(2)
LTIP Grant
Fair Value
2017
(3)
Target total

variable

compensation
Target Total

Compensation
Björn Rosengren (EC member as of
January 27, 2020, CEO as of March
1, 2020) 1,504,141 666,175 688,685 1,504,131 n.a. 1,504,131 4,363,132
Timo Ihamuotila
902,508 494,360 646,278 902,500 998,965 1,901,465 3,944,611
Sylvia Hill
725,004 471,925 290,108 730,000 n.a. 730,000 2,217,037
Maria Varsellona
760,008 471,538 818,288 760,000 n.a. 760,000 2,809,834
Theodor Swedjemark (EC member as
of August 1, 2020) 200,002 118,951 75,259 200,000 n.a. 200,000 594,212
Sami Atiya
760,008 465,509 423,787 760,000 845,147 1,605,147 3,254,451
Tarak Mehta
848,339 479,932 390,681 855,000 842,145 1,697,145 3,416,097
Peter Terwiesch
760,008 456,374 334,575 760,000 903,833 1,663,833 3,214,790
Morten Wierod
704,171 413,120 346,080 712,500 377,781 1,090,281 2,553,652
Total 7,164,189 4,037,884 4,013,741 7,184,131 3,967,871 11,152,002 26,367,816
Realized Compensation (in CHF) Base salary
Pension
benefits
Other

benefits
(1)
Short-term
incentive
(4)

Realized
Value LTIP
2017
(5)
Total variable

compensation
Total

Compensation
Björn Rosengren (EC member as of
January 27, 2020, CEO as of March
1, 2020) 1,504,141 666,175 688,685 977,685 n.a. 977,685 3,836,686
Timo Ihamuotila
902,508 494,360 646,278 698,535 593,811 1,292,346 3,335,492
Sylvia Hill
725,004 471,925 290,108 547,500 n.a. 547,500 2,034,537
Maria Varsellona
760,008 471,538 818,288 655,880 n.a. 655,880 2,705,714
Theodor Swedjemark (EC member as
of August 1, 2020) 200,002 118,951 75,259 130,000 n.a. 130,000 524,212
Sami Atiya
760,008 465,509 423,787 418,000 519,907 937,907 2,587,211
Tarak Mehta
848,339 479,932 390,681 695,115 475,267 1,170,382 2,889,334
Peter Terwiesch
760,008 456,374 334,575 387,600 555,996 943,596 2,494,553
Morten Wierod
704,171 413,120 346,080 681,150 203,618 884,768 2,348,139
Total 7,164,189 4,037,884 4,013,741 5,191,465 2,348,599 7,540,064 22,755,878
Realized achievement level Base salary
Pension
benefits
Other

benefits
(1)
Short-term
incentive
(4)

Realized
Value LTIP
2017

in %
(5)
Total

variable

compensation
Total

Compensation
Björn Rosengren (EC member as of
January 27, 2020, CEO as of March
1, 2020) 100% 100% 100% 65% n.a. 65% 88%
Timo Ihamuotila
100% 100% 100% 77% 59% 68% 85%
Sylvia Hill
100% 100% 100% 75% n.a. 75% 92%
Maria Varsellona
100% 100% 100% 86% n.a. 86% 96%
Theodor Swedjemark (EC member as
of August 1, 2020) 100% 100% 100% 65% n.a. 65% 88%
Sami Atiya
100% 100% 100% 55% 62% 58% 79%
Tarak Mehta
100% 100% 100% 81% 56% 69% 85%
Peter Terwiesch
100% 100% 100% 51% 62% 57% 78%
Morten Wierod
100% 100% 100% 96% 54% 81% 92%
Total 100% 100% 100% 72% 59% 68% 86%
______________________
(1) Other benefits comprise payments related to social security, health insurance, children's education, transportation, tax advice and certain other items.
(2) Target short-term incentive corresponds to 100 percent of the latest applicable annual base salary adjusted for the voluntary COVID-19 donation and pro-rated for the EC members who joined the EC during the year 2020.
(3) Represents the LTIP 2017 grant date fair value as per June 13, 2017, as disclosed in our annual report 2017.
(4)
Represents accrued STI for the year 2020, which will be paid in 2021, after the publication of ABB's financial results. STI is linked to the objectives defined in each EC member's annual incentive plan.
(5) Valued at CHF 19.84, the closing price of the ABB share on the day of vesting.

EMPLOYEES
A breakdown of our employees by geographic region is as follows:

December 31,
2020 2019 2018
Europe

49,200 68,400 68,300
The Americas

27,600 35,200 35,600
Asia, Middle East and Africa

28,800 40,800 42,700
Total 105,600 144,400 146,600

The proportion of our employees that are represented

by labor unions or are subject to collective bargain

ing
agreements varies based on the labor practices of each

country in which we operate.

Item 7.

Major Shareholders and Related Party Transactions
MAJOR SHAREHOLDERS
At December 31, 2020, we had approximately 499,000 shareholders.

Approximately 282,000 were U.S.
holders, of which approximately 430 were record holders.

Based on the share register, U.S. holders

(including holders of
ADSs) held approximately 12 percent of the total share

capital and voting rights as registered in the Commercial
Register on that date.
For information on major shareholders see “Item 6. Directors,

Senior Management and Employees—
Shareholders—Significant shareholders”.

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
Key management personnel
For information on important business relationships between

ABB and its Board and EC members, or
companies and organizations represented by them,

see “Item 6. Directors, Senior Management and Employees

”

sections
entitled “Board of Directors—Business Relationships between

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

United
Kingdom concerning certain of our past dealings with

Unaoil and its subsidiaries, including alleged improper payments made by these entities to third parties. In May 2020, the

SFO closed its investigation, which it originally announced in
February 2017, as the case did not meet the relevant

test for prosecution. We

continue to cooperate with the U.S.
authorities as requested. At this time, it is not possible for us to make an informed judgment about the outcome of this
matter.
Based on findings during an internal investigation, ABB self

-reported to the SEC and the DoJ, in the United
States, to the Special Investigating Unit (SIU) and the

National Prosecuting Authority (NPA)

in South Africa as well as
to various authorities in other countries potential suspect payments and other compliance concerns in connection with
some of our dealings with Eskom and related persons.

Many of those parties have expressed an interest in, or
commenced an investigation into, these matters and we

are cooperating fully with them. ABB paid $104 million to
Eskom in December 2020 as part of a full and final settlement with Eskom and the Special Investigating Unit relating to
improper payments and other compliance issues associated with the Controls and Instrumentation Contract, and its
Variation

Orders for Units 1 and 2 at Kusile. ABB continues to cooperate fully with the National Prosecuting Authority
in South Africa as well as other authorities in their review of the Kusile project. Although we believe that there could

be
an unfavorable outcome in one or more of these ongoing reviews,

at this time it is not possible for us to make an
informed judgment about the possible financial impact.
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
Liabilities recognized
At December 31, 2020 and 2019, we had aggregate liabilities of

$100 million and $157 million, respectively,
included in “Other provisions” and “Other non-current liabilities”, for the above regulatory,

compliance and legal
contingencies, and none of the individual liabilities recognized was significant. As it is not possible to make an informed
judgment on, or reasonably predict, the outcome of certain

matters and as it is not possible, based on information
currently available to management, to estimate the maximum

potential liability on other matters, there could be adverse outcomes beyond the amounts accrued.

DIVIDENDS AND DIVIDEND POLICY
See “Item 3. Key Information—Dividends and Dividend

Policy” and “Item 6. Directors, Senior Management
and Employees—Shareholders—Shareholders’ rights—Shareholders’

dividend rights”.

SIGNIFICANT CHANGES
Except as otherwise described in this Annual Report,

there has been no significant change in our financial
position since December 31, 2020.

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

Citibank, N.A. as depositary.

Each ADS represents one
share.

There were no suspensions in the trading of our shares

in 2020, 2019 and 2018.

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
Registration and Business Purpose
ABB Ltd was registered as a corporation ( Aktiengesellschaft ) in the commercial register of the Canton of
Zurich (Switzerland) on March 5, 1999, under the name

of “New ABB Ltd” and its name was subsequently changed

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
ABB Ltd’s fiscal year.

Annual general meetings of shareholders are convened

by the board of directors, liquidators or
representatives of bondholders or,

if necessary, by the statutory

auditors. The board of directors is further required to
convene an extraordinary general meeting of shareholders

if so resolved by the shareholders in a general meeting of
shareholders or if so requested by one or more shareholders

holding in aggregate at least 10 percent of ABB Ltd’s

share
capital. A general meeting of shareholders is convened

by publishing a notice in the Swiss Official Gazette of
Commerce ( Schweizerisches Handelsamtsblatt
) at least 20 days prior to the meeting date. In addition,

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

of the shares represented at a
shareholders’

meeting (i.e. a majority of the shares represented at the shareholders

’

meeting with abstentions having the
effect of votes against the resolution). If the

first ballot fails to result in an election and more than one candidat

e

is
standing for election, the presiding officer will order

a second ballot in which a relative majority (i.e. a majority of the
votes) shall be decisive.
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
Pursuant to the Swiss Federal Merger Act, special

quorum rules apply by law to a merger (
Fusion ) (including a
possible squeeze-out merger), de-merger

(
Spaltung ), or conversion ( Umwandlung ) of ABB Ltd.
At shareholders’

meetings, shareholders can be represented by proxy,

but only by their legal representative,
another shareholder with the right to vote, or the independent proxy elected by the shareholders (
unabhängiger
Stimmrechtsvertreter
). All shares held by one shareholder may be represented

by only one representative. Votes

are
taken on a show of hands unless a secret ballot is required

by the general meeting of shareholders or the presiding
officer. The

presiding officer may arrange for resolutions and elections

to be carried out by electronic means. As a result,
resolutions and elections carried out by electronic means

will be deemed to have the same effect as secret ballots.

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
Code of Obligations regarding directors and officers,

see “Item 6. Directors, Senior Management and Employees

—
Board Of Directors—Board governance”.
Auditors
The auditors are elected by the shareholders at the Annual

General Meeting. Pursuant to ABB Ltd’s

Articles of
Incorporation, their term of office is one year.
KPMG AG, Zürich, Switzerland, assumed the sole auditing

mandate of the consolidated financial statements of
the ABB Group beginning in the year ended December

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
Sale and Purchase agreement relating

to the divestment of the Power Grids business
On December 17, 2018, ABB Ltd (the Seller) entered into a

Sale and Purchase Agreement with Hitachi Ltd (the
Purchaser) for the sale and purchase of 80.1% of

the shares of ABB Management Holding AG (or such other

entity as
agreed between the Seller and the Purchaser). See Exhibit

4.6 to this Annual Report.
Revolving Credit Facilities
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

-
Debt” to our Consolidated Financial Statements. See Exhibit

4.1 to this Annual Report.
In March 2020, ABB entered into a bank-funded short

-term EUR 2 billion Revolving Credit Agreement (the
Agreement). This Agreement was in addition to our

existing $2 billion multicurrency revolving credit facility (see below). Under this Agreement, outstanding amounts were

subject to interest at the rate of EURIBOR plus a margin

of
0.25 percent. We

requested the full amount to be borrowed and the proceeds

were received on March 31, 2020,
amounting to $2,183 million, net of issuance costs. The

Agreement required that all outstanding amounts be repaid
within 15 days after the completion of the sale of the

Power Grids business. The Agreement was terminated after the final repayment on July 8, 2020.
2012 Notes Indenture
On May 8, 2012, ABB’s subsidiary,

ABB Finance (USA) Inc., issued $500,000,000 aggregate principal amount
of 1.625% notes due 2017, $1,250,000,000 aggregate principal amount of 2.875% notes due 2022 and $750,000,000
aggregate principal amount of 4.375% notes due 2042

under an Indenture and a First Supplemental Indenture

,

dated as
of May 8, 2012, among ABB Finance (USA) Inc., ABB and Deutsche

Bank Trust Company Americas (the

“2012
Indenture”). The notes due in 2017 were repaid at maturity.

In 2020, the notes due 2042 were subject to a cash

tender
offer by the issuer and redeemed in part. Pursuant

to the terms of the 2012 Indenture, ABB has fully and unconditionally guaranteed payment of principal, premium, if any,

and interest in respect of the outstanding notes. See Exhibit

s

4.2 and
4.3 to this Annual Report.
2018 Notes Indenture
On April 3, 2018, ABB’s subsidiary,

ABB Finance (USA) Inc., issued (i) $300,000,000 aggregate

principal
amount of 2.8% notes due 2020 (ii) $450,000,000 aggregate

principal amount of 3.375% notes, due 2023, and

(iii)
$750,000,000 aggregate principal amount of 3.8% notes due

2028 under an Indenture and a First Supplemental
Indenture dated, dated as of April 3, 2018, among ABB Finance

(USA) Inc., ABB and Deutsche Bank Trust

Company
Americas (the “2018 Indenture”). The notes due in 2020

were repaid

at maturity. The notes due

2023 were redeemed in
full in 2020 following the exercise of ABB’s

early redemption option.

The notes due 2028 were subject to a cash tender
offer in 2020 by the issuer and redeemed in part.

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

(Burma), Nicaragua, the Democratic People's Republic of

Korea
(North Korea), the Republic of Guinea-Bissau, Somalia, the

Republic of South Sudan, Sudan, Syria, Venezuela,

Yemen,
Zimbabwe, persons and organizations with connection

to the late Osama bin Laden, the “al Qaeda” group or the Taliban

,
certain persons connected with the assassination of Rafik

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

. The form must be filled out in triplicate with each copy duly completed and signed before a notary
public in the United States. The form must be accompan

ied by evidence of the deduction of withholding tax

withheld at
the source (including tax voucher issued by the custodian

bank).

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
If a partnership (including any entity or arrangement

treated as a partnership for U.S. federal income tax
purposes) is a beneficial owner of shares or ADSs, the treatment of a partner in the partnership will generally depend on
the status of the partner and the activities of the partn

ership. If you are a partner in a partnership that holds shares or
ADSs you should consult your tax advisor.
Each prospective purchaser should consult the purchaser

’s tax advisor with respect to the

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
Non-corporate U.S. holders generally will be taxed

on such distributions at the lower rates applicable to
long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) with respect to
distributions during 2020, provided that the U.S. holder meets certain holding period and other requirements and
provided that such distributions constitute “qualified dividends”

for U.S. federal income tax purposes. Distributions
treated as dividends will not be treated as “qualified dividends”

if we were to be treated as a “passive foreign investment
company” (PFIC) for U.S. federal income tax purposes in

the year that the dividend is paid or in the year prior to the year that the dividend is paid. Based on certain estimates of its gross income and gross assets and the nature of its
business, ABB believes that it will not be classified as a PFIC for the taxable year ended December 31, 2020 and does
not expect to be classified as a PFIC for the taxable

year ending December 31, 2021. ABB’s

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

However, to the extent that you would

be entitled to a refund of Swiss
withholding taxes pursuant to the U.S.-Switzerland tax treaty,

you may not be eligible for a U.S. foreign tax credit with
respect to the amount of such withholding taxes which

may be refunded, even if you fail to claim the refund. See “—
Swiss Taxation—Obtaining a Refund of Swiss Withholding

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

New York

10005.

Item 11.

Quantitative and Qualitative Disclosures about Market

Risk
Market Risk Disclosure
The continuously evolving financial markets and

the dynamic business environment expose us to changes in
foreign exchange, interest rate and other market price

risks. We have

developed and implemented comprehensive
policies, procedures, and controls to identify,

mitigate, and monitor financial risk on a company

-wide basis. To
efficiently aggregate and manage financial

risks that could impact our financial performance, we operate a Corporate
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

Operations, but
create no additional market risks on a consolidated

basis. Corporate Treasury Operations then

manages this risk by
entering into offsetting transactions with third

-party financial institutions. According to our policy,

material net currency
exposures are required to be hedged and are primarily

hedged with forward foreign exchange contracts. The

majority of
the foreign exchange hedge instruments have, on average,

a maturity of less than twelve months. Corporate Treasury
Operations also hedges currency risks arising from monetary

intercompany balances, primarily loans receivable

from
other ABB companies.
At December 31, 2020 and 2019, the net fair value of financial instruments with exposure to foreign currency
rate movements was an asset of $1,973 million and

$2,382 million, respectively.

The potential loss in fair value of such
financial instruments from a hypothetical 10 percent move

in foreign exchange rates against our position would be
approximately $647 million and $428 million for December

31 2020 and 2019, respectively.

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

At December 31, 2020 and 2019, the net fair value of instruments subject to Interest Rate Risk was an Asset of
$2,095 million and $5,765 million liability,

respectively. The potential

loss in fair value for such instruments from a
hypothetical 100 basis points parallel shift in interest rates against our position (or a multiple of 100 basis points where
100 basis points is less than 10 percent of the interest rate)

would be approximately $395 million and $286 million,

for
December 31, 2020 and 2019, respectively.
Equity Risk
Certain of our entities have equity investments that expose

us to equity price risk. At December 31, 2020 and
2019, the net fair value of equity risk sensitive instruments was an asset of $21 million and $26 million, respectively.
The potential loss in fair value of such financial instruments from a hypothetical 10 percent move in the underlying
equity prices against our position would be approximately

$8 million and $10 million, for December 31, 2020 and 2019,
respectively.
Commodity Risk
We enter into

commodity derivatives to hedge certain of our raw material exposures.

At both December 31,
2020 and 2019, the net fair value of commodity derivatives

was an asset of $15 million. The potential loss in fair

value
for such commodity hedging derivatives from a hypothetical

adverse 10 percent move against our position in the
underlying commodity prices would be approximately

$11 million and $39 million for December

31, 2020 and 2019,
respectively. A portion

of our commodity derivatives are denominated in euro. The foreign exchange risk arising on
such contracts has been excluded from the calculation

of the potential loss in fair value from a hypothetical 10 percent move in the underlying commodity prices as discussed

above.

Item 12.

Description of Securities Other Than Equity Securities
American Depositary Shares
Depositary fees payable upon the issuance and cance

llation of ADSs are typically paid to the depositary bank
by the brokers (on behalf of their clients) receiving

the newly-issued ADSs from the depositary bank and by the brokers
(on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn may charge
these transaction fees to their clients.
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
In 2020,

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
Our Chief Executive Officer,

Björn Rosengren, and Chief Financial Officer,

Timo Ihamuotila, with the
participation of key corporate senior management and

management of key corporate functions, performed an evaluation of our disclosure controls and procedures (as defined in

Rule 13a-15(e) of the Exchange Act) as of December 31, 2020,
including the effects of the COVID-19 pandemic.

Based on that evaluation, management, including the Chief

Executive
Officer and Chief Financial Officer,

has concluded that, as of December 31, 2020, our disclosure controls

and
procedures were effective.
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
procedures may deteriorate.
Management conducted an assessment of the effectiveness

of internal control over financial reporting as of
December 31, 2020. In making this assessment, management used the criteria established in Internal Control—
Integrated Framework issued by the Committee of Sponsoring

Organizations of the Treadway

Commission (2013
framework). Based on this assessment, management

has concluded that internal control over financial reporting was
effective as of December 31, 2020.
Report of the independent registered

public accounting firm
KPMG’s opinion on

the effectiveness of the ABB Group’s

internal control over financial reporting as of
December 31, 2020,

is included in “Item 18. Financial Statements”.
Changes in internal control over financial reporting
During the year ended December 31, 2020, changes

were made to the ABB Group’s

organizational structure
under the launch of the ABB Way

decentralized operating model. Aligning our internal

control framework with these
changes, the ownership and accountability for certain entity

-level controls have been reallocated between the Business
Areas, GBS and certain corporate functions relating to

the provision of assurance over key activities. Management
believes that these changes materially affected

the Company’s internal control

over financial reporting. These entity-
level controls, and the changes thereto, were included

within management’s assessment of

the effectiveness of internal
control over financial reporting as of December 31, 2020

described above.
There have been no other changes in our internal control over financial reporting that occurred during the
period covered by this annual report that have materially

affected, or are reasonably likely to materially

affect, our
internal control over financial reporting. Since the

first quarter of 2020, in response to the COVID-19 pandemic,

the
majority of our accounting, finance and legal employees

have been working remotely.

The COVID-19 pandemic has not
had a material effect on, and is not reasonably

likely to materially affect, the ABB Group’s

internal control over
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

Item 16B.

Code of Ethics
Our Board of Directors as well as our Chief Executive

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

KPMG
($ in millions) 2020 2019
Audit Fees 40.6 37.5
Audit-Related Fees 2.7 0.7
Tax Fees 0.8 0.5
Other Fees 0.0 0.0
Total 44.1 38.7

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

ABB Group auditor such as pre-issuance reviews of quarterly
financial results (no such reviews have been performed)

and comfort letters delivered to underwriters in connection

with
debt and equity offerings. Included in the 2020

audit fees were approximately $4.5 million related to audits from 2019
and earlier,

which were not agreed until after the Company had filed its annual report on Form 20-F with the SEC on
February 26, 2020.
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
KPMG in 2020

and 2019 were approved by the FACC

.

Item 16D.

Exemptions from the Listing Standards for Audit Committees
None

Item 16E.

Purchase of Equity Securities by Issuer and Affiliated

Purchasers
The following table sets out certain information about

purchases of our own shares made by us or on our behalf
or by affiliated purchasers:
Total number Maximum
of shares number of
purchased shares that
Average as part of may yet be
Total number price paid publicly purchased
of shares per share announced under the
Period purchased
(1)
(in CHF) program
(2)
program
January 2020 — — — —
February 2020 — — — —
March 2020 — — — —
April 2020 — — — —
May 2020 — — — —
June 2020 — — — —
July 2020 8,569,859 23.71 8,569,859 171,430,141
August 2020 24,665,000 23.70 24,665,000 146,765,141
September 2020 26,074,500 23.46 26,074,500 120,690,641
October 2020 26,197,500 23.50 24,047,500 96,643,141
November 2020 17,699,000 23.85 11,494,000 85,149,141
December 2020 18,669,513 24.02 13,978,500 71,170,641
Total 121,875,372 108,829,359

(1)

In 2020, 13,046,013

shares were bought

outside of the

publicly announced

program. These

share purchases

were made through

open-
market transactions.

(2)

In July 2020,

ABB announced

it initially

intends to buy

10 percent of

its issued share

capital (which

at the time represented

a maximum
of 180 million

shares, in addition

to those already

held in treasury)

through the share

buyback program

that started in

July 2020. The
share buyback

program is executed

on a second trading

line on the SIX

Swiss Exchange

and is planned

to run until

ABB’s Annual
General Meeting

(AGM) in March

2021. At the

AGM, ABB intends

to request shareholder

approval to cancel

the shares purchased
through this

program.

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
Item 18.

Financial Statements
See pages F-1 to F-86, which are incorporated herein

by reference. All schedules are omitted as the required
information is inapplicable or the information is presented

in the Consolidated Financial Statements or notes thereto.

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
2.2
Form of American Depositary Receipt (included in Exhibit 2.1).
2.3
Description of Securities
(1)
4.1
$2,000,000,000 Multicurrency Revolving Credit Agreement, dated December 16, 2019
,

entered into
between ABB Ltd, certain subsidiaries of ABB Ltd as borrowers,

19 banks as mandated lead arrangers,
Citibank Europe PLC, UK Branch, as facility agent and

euro swingline agent and Citibank N.A. as dollar
swingline agent. Incorporated by reference to Exhibit

4.1 to the Annual Report on Form 20-F filed by
ABB Ltd on February 26, 2020.
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

as of December 31, 2020.
(1)
12.1
Certification of the chief executive officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
(1)
12.2
Certification of the chief financial officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
(1)
13.1
Certification by the chief executive officer of ABB Ltd pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
*
13.2
Certification by the chief financial officer of ABB Ltd pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
*
15.1
Consent of KPMG AG.
(1)
17.1
List of Subsidiary Issuers and Guarantors of Registered Securities
.
(1)
101.INS
XBRL Instance Document - the instance document does

not appear in the Interactive Data File because its
XBRL tags are embedded within the Inline XBRL document.

101.SCH
Inline XBRL Taxonomy

Extension Schema Document
101.CAL
Inline XBRL Taxonomy

Extension Calculation Linkbase Document
101.DEF
Inline XBRL Taxonomy

Extension Definition Linkbase Document
101.LAB
Inline XBRL Taxonomy

Extension Label Linkbase Document
101.PRE
Inline XBRL Taxonomy

Extension Presentation Linkbase Document
104
Cover Page Interactive Data File (formatted as inline

XBRL and contained in Exhibit 101)
(1)

* This

document is being furnished in accordance with SEC Release Nos.

33-8212 and 34-74551.
(1) Filed at the SEC Herewith

SIGNATURES
The registrant hereby certifies that it meets all of the

requirements for filing on Form 20-F and that it has duly
caused and authorized the undersigned to sign this Annual

Report on its behalf.
ABB LTD
By: /s/ T
IMO
I
HAMUOTILA
Date: February 25, 2021 Name: Timo Ihamuotila
Title:
Executive Vice

President and
Chief Financial Officer
By: /s/ R
ICHARD
A. B
ROWN
Date: February 25, 2021 Name: Richard A. Brown
Title:
Group Senior Vice

President and
Chief Counsel Corporate & Finance

INDEX TO CONSOLIDATED

FINANCIAL STATEMENTS

AND SCHEDULES
Consolidated Financial Statements:
Report of management on internal control over financial

reporting
F-2
Reports of Independent Registered Public Accounting

Firm
F-3
Consolidated Income Statements for the years ended December

31, 2020, 2019 and 2018
F-8
Consolidated Statements of Comprehensive Income for

the years ended December 31, 2020,

2019 and
2018 F-9
Consolidated Balance Sheets as of December 31, 2020 and

2019
F-10
Consolidated Statements of Cash Flows for the years

ended December 31, 2020,

2019 and 2018
F-11
Consolidated Statements of Changes in Stockholders

’

Equity for the years ended December 31, 2020,
2019

and 2018
F-12
Notes to the Consolidated Financial Statements F-13

Report of management on internal control

over financial reporting
The Board of Directors and Management of ABB Ltd and

its consolidated subsidiaries (“ABB”) are responsible
for establishing and maintaining adequate internal

control over financial reporting. ABB’s

internal control over financial
reporting is designed to provide reasonable assurance

regarding the reliability of financial reporting and the preparati on
and fair presentation of the published Consolidated Financial Statements in accordance with U.S. generally accepted
accounting principles.
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

Framework issued by the Committee of Sponsoring
Organizations of the Treadway

Commission (2013 framework). Based on this assessment, manage ment has concluded
that ABB’s internal control

over financial reporting was effective as of December

31, 2020.
KPMG AG, the independent registered public accounting

firm who audited the Company’s

consolidated
financial statements

included in this Form 20-F,

has issued an opinion on the effectiveness of ABB’s

internal control
over financial reporting as of December 31, 2020,

which is included on page F-7 of this Annual Report.

/s/ B
JÖRN
R
OSENGREN
Chief Executive Officer
/s/ T
IMO
I
HAMUOTILA
Chief Financial Officer
Zurich, February 25,

2021

Report of Independent Registered Public Accounting

Firm
To the

Board of Directors and Stockholders of ABB Ltd

Opinion on the Consolidated Financial Statements
We have audited

the accompanying consolidated balance sheets of ABB Ltd and

its subsidiaries (the Company)
as of December 31, 2020 and 2019, the related consolidated

income statements, statements of comprehensive income,
cash flows and changes in stockholders’ equity for each of

the years in the three-year period ended December 31,

2020,
and the related notes (collectively,

the consolidated financial statements). In our opinion,

the consolidated financial
statements present fairly,

in all material respects, the financial position of the Company as of December 31, 2020 and
2019, and the results of its operations and its cash flows

for each of the years in the three-year period ended
December 31, 2020, in conformity with U.S. generally

accepted accounting principles.
We also have

audited, in accordance with the standards of the Public Company

Accounting Oversight Board
(United States) (PCAOB), the Company’s

internal control over financial reporting as of December 31,

2020, based on
criteria established in Internal Control – Integrated Framework (2013)

issued by the Committee of Sponsoring
Organizations of the Treadway

Commission (COSO), and our report dated February 25, 2021,

expressed an unqualified
opinion on the effectiveness of the Company’s

internal control over financial reporting.
Change in Accounting Principle
As discussed in Note 2 to the consolidated financial statements,

the Company has changed its method of
accounting for leases as of January 1, 2019, due to the

adoption of Accounting Standard Codification (ASC), 842
Leases .
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

Revenue recognition for long-term fixed price

contracts using the percentage-of-completion

method

As discussed in Note 2 to the consolidated financial statements,

revenues from the sale of customized products,
including long-term fixed price contracts for integrated

automation and electrification systems and solutions are
generally recognized on an over time basis using the percentage of completion method of accounting. For the year ended
December 31, 2020, the Company reported $21,214 million

of revenue from sales of products, a portion of which

related
to long-term fixed price contracts.
We identified

the evaluation of estimated costs to complete related to revenue recognition of long-term fixed
price contracts using the percentage of-completion method

of accounting as a critical audit matter.

In particular, a high
degree of subjective auditor judgment was required

to evaluate the Company’s estimates regardi

ng the amount of future
direct materials, labor and subcontract costs, and indirect

costs to complete the contracts.
The following are the primary procedures we performed

to address this critical audit matter.

We evaluated

the
design and tested the operating effectiveness

of certain internal controls related to the Company’s

revenue process
including controls over the development of estimates regarding the amount of future direct materials, labor and
subcontract costs, and indirect costs. We

assessed the Company’s

historical ability to accurately estimate costs to
complete by comparing historical estimates to actual results for a selection of contracts. We

evaluated the estimate of
remaining costs to be incurred for a selection of contracts

by assessing progress to date and the nature and complexity

of
work to be performed through interviewing project managers and inspecting correspondence, if any,

between the
Company and the customer and/or subcontractors.
Valuation

of unrecognized tax benefits related

to transfer pricing
As discussed in Note 2 to the consolidated financial statements,

the Company operates across multiple tax
jurisdictions, is exposed to numerous tax laws and is regularly subject to tax audits by local tax authorities. As discussed in Note 16, the Company reported total unrecognized tax

benefits of $1,298 million, a portion of which related

to
unrecognized tax benefits related to transfer pricing.
We identified

the valuation of unrecognized tax benefits related to transfer pricing as a critical audit matter.

A
high degree of subjective auditor judgment and specialized

skills and knowledge was required in assessing the
Company’s interpretation

of international tax practice and developments in relation to intragroup charges and intragroup
sales of goods and services and the Company’s

ability to estimate the ultimate resolution of the tax positions.
The following are the primary procedures we performed

to address this critical audit matter.

We evaluated

the
design and tested the operating effectiveness

of certain internal controls related to the Company’s

tax process including
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

involved tax professionals
with specialized skills and knowledge, who assisted in evaluating

(1) the Company’s historical ability

to accurately
estimate the unrecognized tax benefits related to transfer

pricing by comparing historical tax positions to subsequent
settlements (2) the Company’s

transfer pricing documentation and methodology for compliance with applicable laws
and regulations by assessing the documentation and

relevant agreements, (3) the impact of new information or changes in international tax practice and developments on historical tax positions, and (4) developing an independent expectation of the unrecognized tax benefits estimate relating to the

Company’s intragroup

sales of goods and services and
comparing the results to the Company’s

assessment.

Valuation

of goodwill for the Machine Automation reporting

unit
As discussed in Note 2 to the consolidated financial statements,

goodwill is evaluated for impairment annually
as of October 1, or more frequently if events or circumstances indicate that the carrying value may not be recoverable.
As discussed in Note 11, effective

July 1, 2020, the Company implemented a new operating model

resulting in the
identification of new goodwill reporting units and a revised allocation of goodwill within operating segments. As a
result, interim quantitative impairment tests were performed over the newly established goodwill reporting units, with
the fair value of each reporting unit estimated using

a discounted cash flow model. The Company’s

quantitative
impairment test indicated that the Machine Automation

reporting unit within the Robotics & Discrete Automation
operating segment had a carrying value that was not recoverable,

resulting in an impairment charge of $290 million,
which was recorded to reduce the carrying value of

this reporting unit to its implied fair value. The goodwill balance was $2,228 million for the Robotics & Discrete Automation

operating segment as of December 31, 2020.

We identified

the valuation of goodwill for the Machine Automation

reporting unit as a critical audit matter.

A
high degree of subjective auditor judgment and specialized

skills and knowledge was required to evaluate the projected
revenue growth rates, projected earnings before interest,

taxes, depreciation, and amortization (“EBITDA”) margins,

and
the discount rate used in the Company’s

impairment test.

The following are the primary procedures we performed

to address this critical audit matter.

We evaluated

the
design and tested the operating effectiveness

of certain internal controls related to the Company’s

goodwill process. This
included controls related to management’s

determination of the projected revenue growth rates, projected

EBITDA
margins, and the discount rate. We

assessed the Company’s

ability to accurately prepare projections for the Machine
Automation reporting unit by comparing the projected

revenues from past periods to actual results for the same period.
Additionally, we

evaluated the reasonableness of the reporting unit projected revenue growth rates and projected
EBITDA margins used in management’s

discounted cash flow analysis by comparing projected amounts to past
performance of the reporting unit. We

involved valuation professionals with specialized skills and knowledge who
assisted in assessing: (1) the reasonableness of the projected revenue growth rates and projected EBITDA margins by
comparing the assumptions to relevant industry trends and

current market indices of comparable entities (2) the
reasonableness of the discount rate through testing the source information underlying the determination of the discount
rate, and developing a range of independent estimates and

comparing those to the discount rate applied by management.
Valuation

of the retained noncontrolling

interest in the Power Grids business
As discussed in Notes 3 and 4 to the consolidated financial

statements, the Company completed the sale of 80.1
percent of its Power Grids (“PG”) business and retained

a 19.9 percent ownership interest in the PG business with

a fair
value estimated at $1,661 million as of July 1, 2020, which

was valued using a discounted cash flow model, and
recognized within Investments in equity-accounted companies.

The valuation of the retained noncontrolling interest had
a direct impact on the gain on sale of the PG business, for

which the Company recognized a gain of $5,141 million in
Income from discontinued operations, net of tax.
We identified

the valuation of the retained noncontrolling interest in the

PG business as a critical audit matter.
A high degree of subjective auditor judgment and specialized skills and knowledge was required to evaluate the
projected revenue growth rates, projected earnings before

interest, taxes, depreciation, and amortization (“EBITDA”)
margins, and the risk-adjusted weighted-average

cost of capital (“discount rate”) assumptions applied by management in
the discounted cash flow model used to estimate the fair

value of the retained noncontrolling interest.

The following are the primary procedures we performed

to address this critical audit matter.

We evaluated

the
design and tested the operating effectiveness

of certain internal controls related to the Company’s

valuation of
noncontrolling interest process including internal controls related to management’s determination

of the projected
revenue growth rates, projected EBITDA margins,

and the discount rate assumptions used in the discounted

cash flow
model. We

evaluated the projected revenue growth rates and projected EBITDA margins by comparing projected
amounts to historical performance of the PG business. We

involved valuation professionals with specialized skills and knowledge who assisted in assessing: (1) the reasonableness of the projected revenue growth rates and projected
EBITDA margins by comparing the assumptions

to relevant industry trends and current market indices of

comparable
entities (2) the reasonableness of the discount rate through testing the source information underlying the determination
of the discount rate, and developing a range of independent

estimates and comparing those to the discount rate applied
by management.

/s/ KPMG AG

We have served

as the Company’s auditor since

2018.

Zurich, Switzerland
February 25, 2021

Report of Independent Registered Public Accounting

Firm
To the

Board of Directors and Stockholders of ABB Ltd
Opinion on Internal Control Over Financial

Reporting
We have audited

ABB Ltd and its subsidiaries’ (the Company) internal control over financial reporting as of
December 31, 2020, based on criteria established in Internal

Control – Integrated Framework (2013) issued by the
Committee of Sponsoring Organizations of

the Treadway Commission (COSO). In our

opinion the Company
maintained, in all material respects, effective

internal control over financial reporting as of December 31, 2020,

based on
criteria established in Internal Control – Integrated

Framework (2013) issued by COSO.
We also have

audited, in accordance with the standards of the Public Company

Accounting Oversight Board
(United States) (PCAOB), the consolidated balance sheets

of the Company as of December 31, 2020 and 2019, the
related consolidated income statements, statements of comprehensive income, cash flows and changes in stockholders’
equity for each of the years in the three-year period ended

December 31, 2020, and the related notes (collectively,

the
consolidated financial statements), and our report dated

February 25, 2021, expressed an unqualified opinion on those consolidated financial statements.
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
February 25, 2021

ABB Ltd
Consolidated Income Statements
Year

ended December 31 ($ in millions, except per share

data in $)
2020 2019 2018
Sales of products

21,214
22,554
22,366
Sales of services and other
4,920
5,424
5,296
Total

revenues
26,134
27,978
27,662
Cost of sales of products

(15,229)
(15,811)
(15,961)
Cost of services and other
(3,027)
(3,261)
(3,157)
Total

cost of sales
(18,256)
(19,072)
(19,118)
Gross profit
7,878
8,906
8,544
Selling, general and administrative expenses

(4,895)
(5,447)
(5,295)
Non-order related research and development expenses

(1,127)
(1,198)
(1,147)
Impairment of goodwill
(311)
—
—
Other income (expense), net

48
(323)
124
Income from operations
1,593
1,938
2,226
Interest and dividend income

51
67
72
Interest and other finance expense

(240)
(215)
(262)
Losses from extinguishment of debt
(162)
—
—
Non-operational pension (cost) credit
(401)
72
83
Income from continuing operations before

taxes
841
1,862
2,119
Income tax expense
(496)
(772)
(544)
Income from continuing operations, net of

tax
345
1,090
1,575
Income from discontinued operations, net of tax

4,860
438
723
Net income
5,205
1,528
2,298
Net income attributable to noncontrolling interests

(59)
(89)
(125)
Net income attributable to ABB
5,146
1,439
2,173
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax

294
1,043
1,514
Income from discontinued operations, net of tax

4,852
396
659
Net income

5,146
1,439
2,173
Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax

0.14
0.49
0.71
Income from discontinued operations, net of tax

2.30
0.19
0.31
Net income

2.44
0.67
1.02
Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax

0.14
0.49
0.71
Income from discontinued operations, net of tax

2.29
0.19
0.31
Net income

2.43
0.67
1.02
Weighted-average

number of shares outstanding (in millions) used to compute:
Basic earnings per share attributable to ABB shareholders

2,111
2,133
2,132
Diluted earnings per share attributable to ABB shareholders

2,119
2,135
2,139
Due to rounding, numbers presented may not add to the totals provided.
See accompanying Notes to the Consolidated Financial Statements

ABB Ltd
Consolidated Statements of Comprehensive Income
Year

ended December 31 ($ in millions)
2020 2019 2018
Net income
5,205
1,528
2,298
Other comprehensive income (loss), net of tax:
Foreign currency

translation adjustments:
Foreign currency translation adjustments

498
(130)
(627)
Gain on liquidation of foreign subsidiary
—
—
(31)
Changes attributable to divestments
519
(2)
12
Foreign currency translation adjustments
1,017
(132)
(646)
Available-for-sale

securities:
Net unrealized gains (losses) arising during the year

24
14
(4)
Reclassification adjustments for net (gains) losses included in net income

(14)
—
1
Changes attributable to divestments
(3)
—
—
Unrealized gains (losses) on available-for-sale

securities
7
14
(3)
Pension and other postretirement

plans:
Prior service (costs) credits arising during the year

43
6
(7)
Net actuarial losses arising during the year
(200)
(220)
(352)
Amortization of prior service credit included in net income

(11)
(28)
(24)
Amortization of net actuarial loss included in net income

88
68
69
Net (gains) losses from pension settlements included in

net income
518
32
19
Changes attributable to divestments
151
—
—
Pension and other postretirement

plan adjustments
589
(142)
(295)
Cash flow hedge derivatives:
Net unrealized gains (losses) arising during the year
2
20
(49)
Reclassification adjustments for net (gains) losses included in net income

—
(9)
21
Unrealized gains (losses) of cash flow hedge derivatives
2
11
(28)
Total

other comprehensive income (loss), net of tax
1,615
(249)
(972)
Total

comprehensive income, net of tax
6,820
1,279
1,326
Total comprehensive

income attributable to noncontrolling interests, net of tax
(86)
(83)
(110)
Total

comprehensive income attributable to ABB, net of

tax
6,734
1,196
1,216
Due to rounding, numbers presented may not add to the totals provided.

See accompanying Notes to the Consolidated Financial Statements

ABB Ltd
Consolidated Balance Sheets
December 31 ($ in millions, except share data)
2020 2019
Cash and equivalents

3,278
3,508
Restricted cash
323
36
Marketable securities and short-term investments

2,108
566
Receivables, net

6,820
6,434
Contract assets
985
1,025
Inventories, net

4,469
4,184
Prepaid expenses

201
191
Other current assets

760
674
Current assets held for sale and in discontinued operations
282
9,840
Total current

assets
19,226
26,458
Restricted cash, non-current

300
—
Property, plant and equipment, net

4,174
3,972
Operating lease right-of-use assets
969
994
Investments in equity-accounted companies

1,784
33
Prepaid pension and other employee benefits

360
133
Intangible assets, net

2,078
2,252
Goodwill

10,850
10,825
Deferred taxes

843
910
Other non-current assets

504
531
Total assets
41,088
46,108
Accounts payable, trade

4,571
4,353
Contract liabilities
1,903
1,719
Short-term debt and current maturities of long-term debt

1,293
2,287
Current operating leases
270
305
Provisions for warranties

1,035
816
Other provisions

1,519
1,375
Other current liabilities

4,181
3,761
Current liabilities held for sale and in discontinued operations
644
5,650
Total current

liabilities
15,416
20,266
Long-term debt

4,828
6,772
Non-current operating leases
731
717
Pension and other employee benefits

1,231
1,793
Deferred taxes

661
911
Other non-current liabilities

2,025
1,669
Non-current liabilities held for sale and in discontinued operations
197
—
Total liabilities
25,089
32,128
Commitments and contingencies
nil nil
Stockholders’ equity:
Common stock, CHF
0.12

par value
(
2,168,148,264

issued shares at December 31, 2020 and 2019)
188
188
Additional paid-in capital
83
73
Retained earnings

22,946
19,640
Accumulated other comprehensive loss

(4,002)
(5,590)
Treasury stock, at cost
(
137,314,095

and
34,647,153

shares at December 31, 2020 and 2019, respectively)
(3,530)
(785)
Total ABB stockholders’ equity
15,685
13,526
Noncontrolling interests

314
454
Total stockholders’ equity
15,999
13,980
Total liabilities and stockholders’ equity
41,088
46,108
Due to rounding, numbers presented may not add to the totals provided.

See accompanying Notes to the Consolidated Financial Statements

ABB Ltd
Consolidated Statements of Cash Flows
Year

ended December 31 ($ in millions)
2020 2019 2018
Operating activities:
Net income

5,205
1,528
2,298
Less: Income from discontinued operations, net of tax
(4,860)
(438)
(723)
Adjustments to reconcile net income to net cash

provided by operating activities:
Depreciation and amortization

915
961
916
Impairment of goodwill
311
—
—
Pension and other employee benefits

50
(102)
(100)
Deferred taxes

(280)
(83)
(142)
Losses from extinguishment of debt
162
—
—
Net loss (gain) from derivatives and foreign exchange
(2)
1
93
Net gain from sale of property, plant and

equipment
(37)
(51)
(57)
Net loss (gain) from sale of businesses

2
(55)
(57)
Fair value adjustment on assets and liabilities held for sale
33
421
—
Share-based payment arrangements
44
46
50
Other

(20)
43
24
Changes in operating assets and liabilities:
Trade receivables, net

(100)
(202)
(144)
Contract assets and liabilities
186
128
(18)
Inventories, net

196
(182)
(336)
Accounts payable, trade
(13)
130
454
Accrued liabilities

(92)
(76)
252
Provisions, net

243
(36)
87
Income taxes payable and receivable

(76)
(3)
(102)
Other assets and liabilities, net

8
(131)
(143)
Net cash provided by operating activities — continuing

operations
1,875
1,899
2,352
Net cash provided by (used in) operating activities

— discontinued operations
(182)
426
572
Net cash provided by operating activities
1,693
2,325
2,924
Investing activities:
Purchases of investments
(5,933)
(748)
(322)
Purchases of property, plant and equipment

and intangible assets

(694)
(762)
(772)
Acquisition of businesses (net of cash acquired) and increases in cost- and equity-accounted companies

(121)
(22)
(2,664)
Proceeds from sales of investments
4,341
749
567
Proceeds from maturity of investments
11
80
160
Proceeds from sales of property, plant and

equipment

114
82
72
Proceeds from sales of businesses (net of transaction costs and cash disposed) and cost- and equity-accounted companies

(136)
69
113
Net cash from settlement of foreign currency derivatives
138
(76)
(30)
Other investing activities

8
(23)
(32)
Net cash used in investing activities — continuing operations
(2,272)
(651)
(2,908)
Net cash provided by (used in) investing activities —

discontinued operations
9,032
(164)
(177)
Net cash provided by (used in) investing activities
6,760
(815)
(3,085)
Financing activities:
Net changes in debt with maturities of 90 days or less

(587)
164
221
Increase in debt

343
2,406
1,914
Repayment of debt

(3,459)
(2,156)
(830)
Delivery of shares

412
10
42
Purchase of treasury stock

(3,048)
—
(250)
Dividends paid

(1,736)
(1,675)
(1,717)
Dividends paid to noncontrolling shareholders

(82)
(90)
(86)
Other financing activities

(49)
13
(35)
Net cash used in financing activities — continuing operations
(8,206)
(1,328)
(741)
Net cash provided by (used in) financing activities

— discontinued operations
31
(55)
(48)
Net cash used in financing activities
(8,175)
(1,383)
(789)
Effects of exchange rate changes on cash and equivalents and restricted cash
79
(28)
(131)
Net change in cash and equivalents and restricted cash
357
99
(1,081)
Cash and equivalents and restricted cash, beginning of period

3,544
3,445
4,526
Cash and equivalents and restricted cash, end of period

3,901
3,544
3,445
Supplementary disclosure of cash flow information:
Interest paid

189
284
243
Income taxes paid

905
1,005
1,026
Due to rounding, numbers presented may not add to the totals provided.
See accompanying Notes to the Consolidated Financial Statements

ABB Ltd
Consolidated Statements of Changes in Stockholders’ Equity
Years

ended December 31, 2020, 2019 and 2018 ($ in millions)
Accumulated

Additional other Total ABB Non- Total
Common paid-in Retained comprehensive Treasury stockholders’ controlling stockholders’
stock capital earnings loss stock equity interests equity
Balance at January 1, 2018
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
—
(55)
(55)
Dividends to noncontrolling shareholders
—
(122)
(122)
Dividends paid to shareholders
(1,675)
(1,675)
(1,675)
Share-based payment arrangements
55
55
55
Delivery of shares
(24)
34
10
10
Call options
4
4
4
Balance at December 31, 2019
188
73
19,640
(5,590)
(785)
13,526
454
13,980
Adoption of accounting standard update
(82)
(82)
(9)
(91)
Comprehensive income:
Net income
5,146
5,146
59
5,205
Foreign currency translation

adjustments, net of tax
990
990
27
1,017
Effect of change in fair value of

available-for-sale securities, net of tax
7
7
7
Unrecognized income (expense)
related to pensions and other

postretirement plans, net of tax
589
589
589
Change in derivatives qualifying as

cash flow hedges, net of tax
2
2
2
Total comprehensive income
6,734
86
6,820
Changes in noncontrolling interests
(16)
(16)
19
3
Changes in noncontrolling interests
in connection with divestments
—
(138)
(138)
Dividends to noncontrolling shareholders
—
(98)
(98)
Dividends paid to shareholders
(1,758)
(1,758)
(1,758)
Share-based payment arrangements
54
54
54
Purchase of treasury stock
(3,181)
(3,181)
(3,181)
Delivery of shares
(24)
436
412
412
Other
(3)
(3)
(3)
Balance at December 31, 2020
188
83
22,946
(4,002)
(3,530)
15,685
314
15,999
Due to rounding, numbers presented may not add to the totals provided.
See accompanying Notes to the Consolidated Financial Statements

Note 1—The Company
ABB Ltd and its subsidiaries (collectively,

the Company) together form a leading global technology

company,
connecting software to its electrification, robotics, automation and motion portfolio to drive performance to new levels.

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

Reclassifications
Certain amounts reported for prior years in the Consolidated

Financial Statements and the accompanying Notes
have been reclassified to conform to the current year’s

presentation. These changes primarily relate to the separate presentation of Restricted cash in the Consolidated Balance

Sheets.
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
that exceeds
one year
. For classification of current assets and liabilities related to such activities, the Company elected to
use the duration of the individual contracts as its operating cycle. Accordingly, there

are accounts receivable, inventories
and provisions related to these contracts which will not

be realized within one year that have been classified as current.
Use of estimates
The preparation of financial statements in conformity

with U.S. GAAP requires management to make
assumptions and estimates that directly affect

the amounts reported in the Consolidated Financial Statements and the
accompanying Notes. These accounting assumptions and

estimates include:
•

growth rates, discount rates and other assumptions used

to determine impairment of long‑lived assets and
in testing goodwill for impairment,
•

estimates to determine valuation allowances for deferred

tax assets and amounts recorded for unrecognized
tax benefits,
•

assumptions used in determining inventory obsolescence

and net realizable value,

•

estimates and assumptions used in determining the initial fair value of retained noncontrolling interest and
certain obligations in connection with divestments,
•

estimates and assumptions used in determining the fair

values of assets and liabilities assumed in business
combinations,
•

assumptions used in the determination of corporate costs directly attributable to discontinued operations,
•

estimates of loss contingencies associated with litigation or threatened litigation and other claims and
inquiries, environmental damages, product warranties,

self‑insurance reserves, regulatory and other
proceedings,
•

estimates used to record expected costs for employee severance in connection with restructuring programs,
•

estimates related to credit losses expected to occur over

the remaining life of financial assets such as trade
and other receivables, loans and other instruments,

•

assumptions used in the calculation of pension and

postretirement benefits and the fair value of pension
plan assets, and
•

assumptions and projections, principally related to future

material, labor and project‑related overhead
costs, used in determining the percentage‑of‑completion

on projects, as well as the amount of variable
consideration the Company expects to be entitled to.
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
Cash and equivalents that are subject to contractual restrictions or other legal obligations and not readily
available are classified as “Restricted cash”.
Marketable securities and short‑term investments
Management determines the appropriate classification of

held‑to‑maturity and available‑for‑sale debt securities
at the time of purchase. Debt securities are classified as held

‑to‑maturity when the Company has the positive intent and
ability to hold the securities to maturity.

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
Marketable equity securities are generally classified as “Marketable securities and short‑term investments”,
however,

any marketable securities held as a long‑term investment rather than as an investment of excess liquidity are
classified as “Other non‑current assets”. Equity securities are measured at fair value with fair value changes reported in
net income. Fair value changes for equity securities are generally reported in “Interest and other finance expense”,
however,

fair value changes for certain equity securities classified as long

-term investments are reported in “Other
income (expense),

net”.
For debt securities classified as available-for-sale where

fair value has declined below amortized cost due to
credit losses, the Company records an allowance for expected credit losses and adjusts the allowance in subsequent
periods in “Interest and other finance expense”.

All fair value changes other than those related to credit

risk are reported
in “Accumulated other comprehensive loss” until the security is sold.
In addition, equity securities without readily determinable

fair values

are written down to fair value if a
qualitative assessment indicates

that the investment is impaired and the fair value of the

investment is less than its
carrying amount. The impairment charge

is recorded in “Interest and other finance expense”.

Accounts receivable and allowance for expected

credit losses
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
The Company recognizes an allowance for credit losses to

present the net amount of receivables expected to be
collected as of the balance sheet date. The allowance is based on the credit losses expected to arise over the asset’s
contractual term taking into account historical loss experience,

customer-specific data as well as forward looking
estimates. Receivables are grouped in pools based

on similar risk characteristics to estimate expected credit losses.
Expected credit losses are estimated individually when

the related assets do not share similar risk characteristics.

Accounts receivable are written off when

deemed uncollectible and are recognized as a deduction from

the
allowance for credit losses. Expected recoveries, which

are not to exceed the amount previously written off, are
considered in determining the allowance balance at

the balance sheet date.

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

The Company maintains an allowance for credit losses as
discussed above in “Accounts receivable and allowance

for expected credit losses”. Such losses, in the aggregate,

are in
line with the Company’s expectations.
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

In addition, the Company has entered

into close‑out netting
agreements with most derivative counterparties. Close‑out

netting agreements provide for the termination, valuation and net settlement of some or all outstanding transactions

between two counterparties on the occurrence of one or more
pre‑defined trigger events. Derivative instruments are

presented on a gross basis in the Consolidated Financial
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
The Company generally recognizes revenues for the sale

of non‑customized products including circuit breakers,
modular substation packages, control products, motors,

generators, drives, robots, turbochargers, measurement

and
analytical instrumentation, and other goods which are

manufactured on a standardized basis at a point in time.

Revenues
are recognized at the point in time that the customer

obtains control of the goods, which is when it has taken

title to the
products and assumed the risks and rewards of ownership

of the products specified in the purchase order or sales
agreement. Generally,

the transfer of title and risks and rewards of ownership are governed by the contractually defined
shipping terms. The Company uses various International

Commercial Terms (as promulgated

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
Taxes assessed by

a governmental authority that are directly imposed on revenue

-producing transactions
between the Company and its customers, such as sales, use,

value added and some excise taxes, are excluded from
revenues.
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

Impairment of long‑lived assets
Long‑lived assets that are held and used are evaluated for

impairment for each of the Company’s

asset groups
when events or circumstances indicate that the carrying

amount of the long-lived asset or asset group may not be
recoverable. If the asset group’s

net carrying value exceeds the asset group’s

net undiscounted cash flows expected to be
generated over its remaining useful life including net

proceeds expected from disposition of the asset group,

if any, the
carrying amount of the asset group is reduced to its estimated fair value. The estimated fair value is determined using a
market, income and/or cost approach.
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
Goodwill and intangible assets
Goodwill is reviewed for impairment annually as of

October 1, or more frequently if events or circumstances
indicate that the carrying value may not be recoverable.
Goodwill is evaluated for impairment at the reporting unit

level. A reporting unit is an operating segment or
one level below an operating segment. For the annual

impairment review performed in 2020, the reporting units

were
determined to be one level below the operating

segments.
When evaluating goodwill for impairment, the Company

uses either a qualitative or quantitative assessment
method for each reporting unit. The qualitative assessment in volves determining, based on an evaluation of qualitative
factors, if it is more likely than not that the fair value of a reporting unit is less than its carrying value. If, based on this
qualitative assessment, it is determined to be more likely

than not that the reporting unit’s

fair value is less than its
carrying value, a quantitative impairment test is performed,

otherwise no further analysis is required. If the Company
elects not to perform the qualitative assessment for a reporting unit, then a quantitative impairment test is performed.
When performing a quantitative impairment test, the

Company calculates the fair value of a reporting unit using
an income approach based on the present value of

future cash flows, applying a discount rate that represents

the
reporting unit’s weighted-average

cost of capital, and compares it to the reporting unit’s

carrying value. If the carrying
value of the net assets of a reporting unit exceeds the

fair value of the reporting unit then the Company records

an
impairment charge equal to the difference,

provided that the loss recognized does not exceed the total amount of
goodwill allocated to that reporting unit.
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
Derivatives are classified in the Consolidated Statements

of Cash Flows in the same section as the underlying
item. Cash flows from the settlement of undesignated

derivatives used to manage the risks of different

underlying items
on a net basis are classified within “Net cash provided

by operating activities”, as the underlying items are primarily operational in nature. Other cash flows on the settlement

of derivatives are recorded within “Net cash provided by (used
in) investing activities”.
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
Assets under operating lease are included in “Operating

lease right-of-use assets”. Operating lease liabilities are
reported both as current and non-current operating lease liabilities. Right

-of-use assets represent the Company’s

right to
use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising
from the lease.

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

Statements as “Income tax expense”
while interest thereon is classified as “Interest and other

finance expense”.

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
Fair value measures
The Company uses fair value measurement principles to record certain financial assets and liabilities on a
recurring basis and, when necessary,

to record certain non‑financial assets at fair value on a non

‑recurring basis, as well
as to determine fair value disclosures for certain financial instruments carried at amortized cost in the financial
statements. Financial assets and liabilities recorded at

fair value on a recurring basis include foreign currency,
commodity and interest rate derivatives, as well as cash‑settled call options and available‑for‑sale securities.
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

An observable input is based on market data obtained from
independent sources, while an unobservable input refl

ects the Company’s assumptions

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
Pensions and other postretirement

benefits
The Company has a number of defined benefit pension

plans, defined contribution pension plans and
termination indemnity plans. The Company recognizes an

asset for such a plan’s overfunded

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
The amounts calculated depend on a variety of key assumpt

ions, including discount rates and expected return on plan
assets. Current market conditions are considered in selecting these assumptions.
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
Identifiable intangibles consist of intellectual property such as trademarks and trade names, customer
relationships, patented and unpatented technology,

in‑process research and development, order backlog and capitalized software; these are amortized over their estimated useful

lives. Such intangibles are subsequently subject to evaluation for potential impairment if events or circumstances indicate the carrying amount may not be recoverable. See “Goodwill
and intangible assets” above. Acquisition‑related costs are

recognized separately from the acquisition and expensed

as
incurred. Upon gaining control of an entity in which

an equity method or cost basis investment was held by the
Company, the carrying

value of that investment is adjusted to fair value with the related gain or loss recorded in income.
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

New accounting pronouncements
Applicable for current period
Measurement of credit

losses on financial instruments
In January 2020, the Company adopted a new account

ing standard update, along with additional related updates
containing targeted improvements and clarifications,

that replaces the previous incurred loss impairment methodology for most financial assets with a new “current expected

credit loss” model. The new model requires immediate
recognition of the estimated credit losses expected to occur over the remaining life of financial assets such as trade and other receivables, held-to-maturity debt securities, loans and other instruments. Measurement of expected credit losses is
now based on historical experience, current conditions,

and reasonable and supportable forecasts. The update also
requires additional disclosures related to estimates and

judgments used to measure credit losses. Credit losses relating to available-for-sale debt securities are now measured

in a manner similar to the loss impairment methodology,

except that
the losses are recorded through an allowance for credit

losses rather than as a direct write-down of the security.
The Company has adopted these updates on a modified

retrospective basis and has therefore recorded a
cumulative-effect adjustment of $
91

million to the opening balance of retained earnings on January

1, 2020, relating to
an increase in the allowance for credit losses on financial

assets carried at amortized cost. This adjustment consisted
primarily of an impact on the opening balance of trade receivables of $
98

million (excluding an offsetting amount for
deferred tax), of which $
56

million related to continuing operations and $
42

million related to the Power Grids business,
which is included in discontinued operations.
Disclosure Framework — Changes

to the disclosure requirements

for fair value measurement
In January 2020, the Company adopted a new accounting

standard update which modified the disclosure
requirements for fair value measurements. The update

eliminates the requirements to disclose the amount of and reasons for transfers between Level 1 and 2 of the fair value hierarchy,

the timing of transfers between levels and the Level 3
valuation process, while expanding the Level 3 disclosures

to include the range and weighted-average used to develop
significant unobservable inputs and the changes in unrealized gains and losses on recurring fair value measurements.
This update was applied prospectively for the changes and

modifications to the Level 3 disclosures, while all other
amendments were applied retrospectively.

The update does not have a significant impact on the Company’s
Consolidated Financial Statements.
Applicable for future periods
Simplifying the accounting for income taxes
In December 2019, an accounting standard update was issued

which enhances and simplifies

various aspects of
the income tax accounting guidance related to intraperiod

tax allocations, ownership changes in investments, and

certain
aspects of interim period tax accounting. This update is

effective for the Company for annual and interim

periods
beginning January 1, 2021. Depending on the amendment,

adoption may be applied on a retrospective, modified
retrospective or prospective basis. The Company does not

expect this update to have a significant impact on its
Consolidated Financial Statements.
Facilitation of the effects of reference

rate reform on financial reporting
In March 2020, an accounting standard update was issued

which provides temporary optional expedients and
exceptions to the current guidance on contract modifications and hedge accounting to ease the financial reporting
burdens related to the expected market transition from

the London Interbank Offered Rate (LIBOR) and

other interbank
offered rates to alternative reference rates. The

update can be adopted and applied no later than December

31, 2022, with
early adoption permitted. The Company is currently evaluating the impact of adopting this optional guidance on its
Consolidated Financial Statements.

Note 3—Discontinued operations
Divestment of the Power Grids business
On July 1, 2020, the Company completed the sale of
80.1

percent of its Power Grids business to Hitachi Ltd
(Hitachi). The transaction was executed through the

sale of
80.1

percent of the shares of Hitachi ABB Power Grids Ltd
(“Hitachi ABB PG” or “HAPG”). Cash consideration received

at the closing date was $
9,241

million net of cash
disposed. Further, for accounting

purposes, the
19.9

percent ownership interest retained by the Company is deemed to
have been both divested and reacquired at its fair value

on July 1, 2020. The Company also obtained a put option,
exercisable commencing in April 2023, allowing the

Company to require Hitachi to purchase the remaining interest for fair value, subject to a minimum floor price equivalent

to a
10

percent discount compared to the price paid for the initial
80.1

percent. The combined fair value of the retained investment and the related put option, which amounted to
$
1,779

million, was recorded at fair value on July 1, 2020, and also was accounted for as part of the proceeds for the sale
of the entire Power Grids business (see Note 4). The Company also recorded a liability in discontinued operations for
estimated future costs and other cash payments of $
487

million for various contractual items relating to the sale

of the
business including required future cost reimbursements payable to HAPG, costs incurred by the Company for the direct
benefit of HAPG and an amount due to Hitachi Ltd in

connection with the expected purchase price finalization of the closing debt and working capital balances. From the date of

the disposal through December 31, 2020, $
33

million of
these liabilities have been paid and are reported as reductions in the cash consideration received.
As a result of the Power Grids sale, the Company has recognized a net gain of $
5,141

million, net of transaction
costs, for the sale of the entire Power Grids business which is included in Income from discontinued operations, net of
tax, in 2020. Included in the calculation of the net gain was a cumulative translation loss relating to the Power Grids
business of $
420

million which was reclassified from Accumulated other comprehensive loss (see Note 21). Certain
amounts included in the net gain are estimated or

otherwise subject to change in value and, as a result, the Company may record additional adjustments to the gain in future

periods which are not expected to have a material impact

on the
Consolidated Financial Statements. In 2020, the Company

has also recorded $
262

million in Income tax expense within
discontinued operations in connection with the reorganization of the legal entity structure of the Power Grids business
required to facilitate the sale.
Certain entities of the Power Grids business for which

the legal process or other regulatory delays resulted in
the Company not yet having transferred legal titles to Hitachi have been accounted for as being sold since control of the
business as well as all risks and rewards of the business have been fully transferred to Hitachi ABB PG. The proceeds
for these entities are included in the cash proceeds described above and certain funds have been placed in escrow

and are
reflected as current restricted cash of $
302

million at December 31, 2020. All entities are expected to be transferred to
HAPG by the first half of 2021.
The Company has recognized liabilities in discontinued

operations in connection with the divestment for
certain indemnities (see Note 15 for additional information). The

Company has also recorded an initial liability of
$
258

million representing the fair value of the right granted

to Hitachi ABB PG for the use of the ABB brand for up to
8

years.
Upon closing of the sale, the Company entered into various transition services agreements (TSAs). Pursuant to
these TSAs, the Company and Hitachi ABB PG provide

to each other, on an interim, transitional

basis, various services.
The services provided by the Company primarily include

finance, information technology,

human resources and certain
other administrative services. Under the current terms,

the TSAs will continue for up to
3

years, and can only be
extended on an exceptional basis for business-critical services for an additional period which is reasonably necessary to
avoid a material adverse impact on the business. In 2020,

the Company has recognized within its continuing operations, general and administrative expenses incurred to perform the TSAs, offset by $
91

million in TSA-related income for such
services that is reported in Other income and expense,

net.

Discontinued operations
As a result of the sale of the Power Grids business, substantially all Power Grids-related assets and liabilities
have been sold. As this divestment represented a strategic

shift that would have a major effect on the Company’s
operations and financial results, the results of operations

for this business have been presented as discontinued
operations and the assets and liabilities are presented as held for sale and in discontinued operations for all periods
presented. Certain of the business contracts in the Power

Grids business continue to be executed by subsidiaries of

the
Company for the benefit/risk of Hitachi ABB PG. Assets and

liabilities relating to, as well as the net financial results of, these contracts will continue to be included in discontinued

operations until they have been completed or otherwise
transferred to Hitachi ABB PG.
Prior to the divestment, interest expense that was not directly attributable to or related to the Company’s
continuing business or discontinued business was allocated

to discontinued operations based on the ratio of net assets to be sold less debt that was required to be paid as a result

of the planned disposal transaction to the sum of total net assets of the Company plus consolidated debt. General corporate

overhead was not allocated to discontinued operations.
Operating results of the discontinued operations are

summarized as follows:

($ in millions)
2020 2019 2018
Total revenues

4,008
9,037
9,698
Total cost of sales

(3,058)
(6,983)
(7,378)
Gross profit
950
2,054
2,320
Expenses

(808)
(1,394)
(1,326)
Net gain recognized on sale of the Power Grids business
5,141
— —
Income from operations
5,282
660
994
Net interest and other finance expense

(5)
(61)
(55)
Non-operational pension (cost) credit
(94)
5
12
Income from discontinued operations before

taxes
5,182
605
951
Income tax expense
(322)
(167)
(228)
Income from discontinued operations, net of

tax

4,860
438
723

Of the total Income from discontinued operations before

taxes in the table above, $
5,170

million, $
566

million
and $
874

million in 2020, 2019 and 2018, respectively,

are attributable to the Company,

while the remainder is
attributable to noncontrolling interests.
Until the date of the divestment, Income from discontinued

operations before taxes excluded stranded costs
which were previously able to be allocated to the Power

Grids operating segment. As a result, $
40

million, $
225

million
and $
297

million, for 2020, 2019 and 2018, respectively,

of allocated overhead and other management costs which were
previously included in the measure of segment profit for

the Power Grids operating segment are now reported as part

of
Corporate and Other.

In the table above, Net interest and other finance expense

in 2020, 2019 and 2018 includes
$
20

million, $
44

million and $
43

million, respectively,

of interest expense which has been recorded on an allocated

basis
in accordance with the Company’s

accounting policy election until the divestment date. In addition,

as required by U.S.
GAAP,

subsequent to December 17, 2018,

(the date of the original agreement to sell the Power Grids business) the
Company has not recorded depreciation or amortization

on the property, plant

and equipment and intangible assets
reported as discontinued operations. In 2018, a total

of $
258

million of depreciation and amortization expense was
recorded for such assets.
Included in the reported Total

revenues of the Company for 2020, 2019 and 2018

are revenues for sales from
the Company’s operating

segments to the Power Grids business of $
108

million, $
213

million and $
243

million,
respectively, which

represent intercompany transactions that, prior to Power Grids being classified as a discontinued
operation, were eliminated in the Company’s

Consolidated Financial Statements (see Note 23). Subsequent

to the
divestment, sales to Hitachi ABB PG are reported as third

-party revenues.

In addition, the Company also has retained obligations

(primarily for environmental and taxes) related to other
businesses disposed or otherwise exited that qualified

as discontinued operations. Changes to these retained obligations are also included in Income from discontinued operations,

net of tax, above.
The major components of assets and liabilities held for

sale and in discontinued operations in the Company’s
Consolidated Balance Sheets are summarized as follows:

December 31,
($ in millions) 2020
(1)
2019
Receivables, net

280
2,541
Contract assets
—
1,243
Inventories, net

1
1,667
Property, plant and

equipment, net

—
1,754
Goodwill

—
1,631
Other current assets

1
1,004
Current assets held for sale and in discontinued operations
282
9,840
Accounts payable, trade

188
1,722
Contract liabilities
—
1,121
Pension and other employee benefits

—
419
Other current liabilities

456
1,984
Current liabilities held for sale and in discontinued operations
644
5,246
Other non-current liabilities

197
—
Non-current liabilities held for sale and in discontinued

operations
197
—

(1) At December 31, 2020, the balances reported as held for sale and in discontinued operations pertain to

Power Grids activities and other
obligations which will remain with the Company until such time as the obligation is settled or the activities are fully wound down.

Note 4—Acquisitions, divestments and equity-accounted companies
Acquisition of controlling interests
Acquisitions of controlling interests were as follows:
($ in millions, except number of acquired businesses) 2020 2019 2018
Purchase price for acquisitions (net of cash acquired)
79
—
2,638
Aggregate excess of purchase price over fair value of net

assets

acquired
(1)
92
92
1,472
Number of acquired businesses

3
—
3

(1)

Recorded as goodwill

(see Note 11).

Includes adjustments

of $
92

million in 2019

arising during

the measurement

period of
acquisitions,

primarily reflecting

changes in the

valuation of net

working capital,

deferred tax

liabilities and

intangible assets

acquired.

Acquisitions of controlling interests have been accounted

for under the acquisition method and have been
included in the Company’s

Consolidated Financial Statements since the date of acquisition. In

2020 and 2019,
acquisitions of controlling interests were not material.

On June 30, 2018, the Company acquired through numerous

share and asset purchases substantially all the
assets, liabilities and business activities of GEIS, General

Electric’s global electrification

solutions business. GEIS,
headquartered in Atlanta, United States, provides technologies that distribute and control electricity and support

the
commercial, data center, health care,

mining, renewable energy,

oil and gas, water and telecommunications sectors. The
resulting cash outflows for the Company amounted to

$
2,622

million (net of cash acquired of $
192

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
$
92

million of net measurement period adjustments, increasing goodwill,

primarily related to changes in the valuation of
net working capital, deferred tax liabilities and intangible assets acquired.
In addition, in November 2019, the Company recognized

a gain of $
92

million relating to the receipt of cash
from General Electric for a favorable resolution of an

uncertainty with respect to the price paid to acquire GEIS.

This
occurred after the end of the measurement period

and as a result, the Company recorded a gain in “Other income
(expense), net”.
The final allocation of purchase consideration for

GEIS was as follows:

GEIS
($ in millions)
Weighted-average

Allocated amounts useful life
Technology
92
7 years
Customer relationships
178
12 years
Trade names
135
13 years
Supply agreement
32
13 years
Intangible assets

437
Property, plant and

equipment
373
Deferred tax liabilities

(45)
Inventories
405
Other assets and liabilities, net
(1)
(19)
Goodwill
(2)
1,534
Noncontrolling interest
(63)
Total

consideration (net of cash acquired)
(3)
2,622

(1)

Gross receivables

from the GEIS acquisition

totaled $
658

million; the fair

value of which

was $
624

million after

adjusting for
contractual

cash flows not

expected to be

collected.
(2)

The amount of

goodwill which

is tax deductible

is $
769

million.
(3)

Cash acquired

in the GEIS acquisition

totaled $
192

million.

The Company’s Consolidated

Income Statement for 2018, includes total revenues of

$
1,317

million and net
income of $
1

million in respect of GEIS since the date of acquisition.

The unaudited pro forma financial information in the

table below summarizes the combined pro forma results
of the Company and GEIS for 2018 as if GEIS had been

acquired on January 1, 2017.
($ in millions) 2018
Total revenues
28,936
Income from continuing operations, net of tax
1,622

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

($ in millions) 2018
Impact on cost of sales from additional amortization of intangible assets
(10)
Impact on cost of sales from fair valuing acquired inventory
26
Impact on cost of sales from additional depreciation of property,

plant and equipment
(4)
Impact on selling, general and administrative expenses from

additional amortization of intangible assets
(5)
Impact on selling, general and administrative expenses from

acquisition-related costs
44
Impact on interest expense from financing costs
(15)
Taxation adjustments
(5)
Total

pro forma adjustments
31

Acquisition of noncontrolling interests
In connection with the divestment of its Power Grids business to

Hitachi (see Note 3), the Company retained a
19.9

percent interest in the business. For accounting purposes the
19.9

percent interest is deemed to have been both
divested and reacquired, with a fair value at the transaction date of $
1,661

million. The fair value was based on a
discounted cash flow model considering the expected

results of the future business operations of Hitachi ABB PG and using relevant market inputs including

a risk-adjusted weighted-average cost of capital. The Company also obtained a
right to require Hitachi to purchase this investment (see

Note 3) with a floor price equivalent to a
10

percent discount
compared to the price paid for the initial
80.1

percent. This option was valued at $
118

million using a standard option
pricing model with inputs considering the nature of the

investment and the expected period until option exercise. As this option is not separable from the investment the value has

been combined with the value of the underlying investment
and is accounted for together.
The Company has concluded that based on its continuing

involvement with the Power Grids business, including
membership in its governing board of directors, it has significant influence over Hitachi ABB PG.

As a result, the
investment (including the value of the option) is accounted

for using the equity method.

The difference between the initial carrying

value of the Company's investment in Hitachi ABB PG at fair

value
and its proportionate share of the underlying net assets created basis differences of $
8,503

million ($
1,692

million for
the Company’s
19.9

percent ownership), which are allocated as follows:
Weighted-average
($ in millions) Allocated amounts useful life
Inventories
169
5 months
Order backlog
727
2 years
Property, plant and

equipment
(1)
1,016
Intangible assets
(2)
1,731
9 years
Other contractual rights
251
2 years
Other assets
43
Deferred tax liabilities
(942)
Goodwill
5,959
Less: Amount attributed to noncontrolling interest
(451)
Basis difference
8,503

(1)

Property,

plant and equipment

includes assets

subject to amortization

having an initial

fair value difference

of $
686

million and a
weighted-average

useful life

of
14 years
.
(2)

Intangible assets

include brand

license agreement,

technology and

customer relationships.

For assets subject to depreciation or amortization, the

Company amortizes these basis differences over

the
estimated remaining useful lives of the assets that gave rise to this difference, recording the amortization, net of

related
deferred tax benefit, as a reduction of income from equity-accounted companies. Certain other assets are recorded as an
expense as the benefits from the assets are realized. At December

31, 2020, the Company determined that no impairment
of its equity-accounted investments existed.
The carrying value of the Company’s

investments in equity-accounted companies and respective percentage of
ownership is as follows:

Ownership as of Carrying value at December 31,
($ in millions, except ownership share in %) December 31, 2020 2020 2019
Hitachi ABB Power Grids Ltd
19.9%
1,710
—
Others
74
33
Total
1,784
33

In 2020, 2019 and 2018, the Company recorded a loss of

$
66

million, and gains of $
8

million and $
6

million,
respectively, in Other

income (expense), net, representing the Company's share of

the earnings of investees

accounted
for under the equity method of accounting, the components

of which are as follows:

($ in millions) 2020 2019 2018
Income from equity-accounted companies, net of taxes
29
8
6
Basis difference amortization (net of deferred

income tax benefit)
(95)
— —
Income (loss) from equity-accounted companies
(66)
8
6

Business divestments
In 2020, the Company completed the sale of its Power Grids

business (see Note 3 for details) and its solar
inverters business. In 2019, the Company recorded net

gains (including transactions costs) of $
55

million, primarily due
to the divestment of two businesses in China, and in 2018,

there were no significant amounts recognized from
divestments of consolidated businesses.

Divestment of the solar inverters business
In February 2020, the Company completed the sale of

its solar inverters business for
no

consideration. Under
the agreement, which was reached in July 2019, the

Company was required to transfer $
143

million of cash to the buyer
on the closing date. In addition, payments totaling EUR
132

million ($
145

million) are required to be transferred to the
buyer from 2020 through 2025. In 2019, the Company

recorded a loss of $
421

million, in “Other income (expense),
net”, representing the excess of the carrying value, which

includes a loss of $
99

million arising from the cumulative
translation adjustment, over the estimated fair value

of this business. In 2020, a further loss of $
33

million was recorded
in “Other income (expense), net” for changes in fair value

of this business. The loss in 2020 includes the $
99

million
reclassification from other comprehensive income of

the currency translation adjustment related to the business.
The fair value was based on the estimated current market

values using Level 3 inputs, considering the
agreed-upon sale terms with the buyer.

The solar inverters business, which includes the solar inverter business acquired
as part of the Power-One acquisition in 2013,

was part of the Company’s

Electrification operating segment.
As this divestment does not qualify as a discontinued

operation, the results of operations for this business prior to its disposal are included in the Company’s

continuing operations for all periods presented. The assets and liabilities of
this business were shown as assets and liabilities held for

sale in the Company’s Consolidated Balance

Sheet at
December 31, 2019,

and as at that date, the carrying amounts of the major classes of assets and liabilities held for sale
were as follows:

($ in millions) December 31, 2019
Assets
Receivables, net

70
Inventories, net

127
Property, plant and

equipment, net
69
Intangible assets, net
27
Other assets
26
Valuation

allowance on assets held for sale
(319)
Current assets held for sale
—
Liabilities
Accounts payable, trade

86
Contract liabilities
59
Provisions for warranties

108
Other liabilities
49
Fair value adjustment on disposal group

102
Current liabilities held for sale
404

Including the above loss of $
33

million and $
421

million in 2020 and 2019, respectively,

Income from
continuing operations before taxes includes net losses of

$
63

million and $
490

million, from the solar inverters business.
In 2018, net losses of $
94

million from this business were included in Income from continuing operations before taxes.

Note 5—Cash and equivalents, marketable securities and

short-term investments
Current assets
Cash and equivalents and marketable securities and short‑term investments consisted of the following:

December 31, 2020
Marketable
securities
Gross Gross and
unrealized unrealized Cash and short-term
($ in millions) Cost basis gains losses Fair value equivalents investments
Changes in fair value recorded in
net income
Cash

2,388
2,388
2,388
Time deposits

1,513
1,513
1,513
Equity securities
1,704
12
1,716
1,716
5,605
12
—
5,617
3,901
1,716
Changes in fair value recorded in
other comprehensive income
Debt securities available-for-sale:
—U.S. government obligations

274
19
293
293
—European government obligations

24
24
24
—Corporate

69
6
75
75
367
25
—
392
—
392
Total
5,972
37
—
6,009
3,901
2,108
Of which:
—Restricted cash, current
323
—Restricted cash, non-current
300

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
Of which:
—Restricted cash, current
36

Contractual maturities
Contractual maturities of debt securities consisted of the following:
December 31, 2020
Available-for-sale
($ in millions) Cost basis Fair value
Less than one year

104
104
One to five years

133
139
Six to ten years

70
76
Due after ten years
60
73
Total
367
392

At December 31, 2020 and 2019, the Company pledged $
66

million and $
66

million, respectively,

of
available‑for‑sale marketable securities as collateral for issued letters of credit and other security arrangements.

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

Type of derivative Total notional amounts at December 31,
($ in millions) 2020 2019 2018
Foreign exchange contracts

12,610
15,015
13,612
Embedded foreign exchange derivatives

1,134
924
733
Interest rate contracts

3,227
5,188
3,300

Derivative commodity contracts
The Company uses derivatives to hedge its direct or indirect exposure to the movement in the prices of
commodities which are primarily copper,

silver and aluminum. The following table shows the notional

amounts of
outstanding derivatives (whether designated as hedges

or not), on a net basis, to reflect the Company’s

requirements for
these commodities:

Total notional amounts at December 31,
Type of derivative Unit 2020 2019 2018
Copper swaps

metric tonnes
39,390
42,494
46,143
Silver swaps

ounces
1,966,677
2,508,770
2,861,294
Aluminum swaps

metric tonnes
8,112
8,388
9,491

Equity derivatives
At December 31, 2020, 2019 and 2018, the Company held
22

million,
40

million and
41

million cash‑settled
call options indexed to ABB Ltd shares (conversion ratio
5
:1) with a total fair value of $
21

million, $
26

million and
$
6

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

At December 31, 2020,

2019 and 2018, “Accumulated other comprehensive loss” included net unrealized
losses of $
3

million, $
5

million and net unrealized gains of $
12

million, respectively,

net of tax, on derivatives
designated as cash flow hedges. Of the amount at December

31, 2020, net losses of $
1

million are expected to be
reclassified to earnings in 2021. At December 31, 20

20, the longest maturity of a derivative classified as a cash flow hedge was
49

months.
In 2020,

2019 and 2018, the amounts of gains or losses, net of tax,

reclassified into earnings due to the
discontinuance of cash flow hedge accounting and the amount

of ineffectiveness in cash flow hedge relationships
directly recognized in earnings were not significant.
The pre‑tax effects of derivative instruments,

designated and qualifying as cash flow hedges, on “Accumulated other comprehensive loss” and the Consolidated Income

Statements in 2020, 2019 and 2018, were not significant.

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
2020 2019 2018
Gains (losses) recognized in Interest and other finance

expense:

- on derivatives designated as fair value hedges
11
38
(4)

- on hedged item
(11)
(38)
5

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

($ in millions) Gains (losses) recognized in income
Type of derivative not designated as a hedge Location 2020 2019 2018
Foreign exchange contracts

Total revenues
94
(7)
(121)
Total cost of sales
—
(64)
46
SG&A expenses
(1)
(11)
2
10
Non-order related research and

development
(2)
1
(1)
Interest and other finance
expense
207
(122)
40
Embedded foreign exchange contracts

Total revenues
(34)
17
58
Total cost of sales
(1)
(6)
(4)
SG&A expenses
(1)
—
—
2
Commodity contracts

Total cost of sales
56
12
(33)
Other Interest and other finance
expense
1
—
3
Total
310
(167)
—

(1)

SG&A expenses

represent “Selling,

general and

administrative

expenses”.

The fair values of derivatives included in the Consolidated

Balance Sheets were as follows:
December 31, 2020
Derivative assets Derivative liabilities
Non-current Non-current
Current in in “Other Current in in “Other
“Other current non-current “Other current non-current
($ in millions) assets” assets” liabilities” liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts

1
2
4
Interest rate contracts

6
78
Cash-settled call options

10
11
Total
16
90
2
4
Derivatives not designated as hedging instruments:
Foreign exchange contracts

221
22
106
26
Commodity contracts

59
7
Interest rate contracts

2
2
Embedded foreign exchange derivatives

10
2
28
16
Total
292
24
143
42
Total

fair value
308
114
145
46

December 31, 2019
Derivative assets Derivative liabilities
Non-current Non-current
Current in in “Other Current in in “Other
“Other current non-current “Other current non-current
($ in millions) assets” assets” liabilities” liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts

2
6
Interest rate contracts

72
Cash-settled call options

11
14
Total
11
86
2
6
Derivatives not designated as hedging instruments:
Foreign exchange contracts

85
14
127
14
Commodity contracts

17
2
Cash-settled call options

1
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

Sheets at December 31, 2020 and 2019, have been presented
on a gross basis.
The Company’s netting

agreements and other similar arrangements allow net settlements under certain
conditions. At December 31, 2020 and 2019, information

related to these offsetting arrangements was as follows:

($ in millions) December 31, 2020
Gross amount of Derivative liabilities
Type of agreement or

recognized eligible for set-off in Cash collateral Non-cash collateral Net asset similar arrangement assets case of default received received exposure
Derivatives
410
(106)
304
Total
410
(106)
— —
304
($ in millions) December 31, 2020
Gross amount of Derivative liabilities
Type of agreement or

recognized eligible for set-off in Cash collateral Non-cash collateral Net liability similar arrangement liabilities case of default pledged pledged exposure
Derivatives
147
(106)
41
Total
147
(106)
— —
41

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
49
Total
151
(102)
— —
49

Note 7—Fair values
Recurring fair value measures
The fair values of financial assets and liabilities measured at fair value on a recurring basis were as follows:
December 31, 2020
Total
($ in millions) Level 1 Level 2 Level 3 fair value
Assets
Securities in “Marketable securities and short-term

investments”:
Equity securities

1,716
1,716
Debt securities—U.S. government obligations

293
293
Debt securities—European government obligations

24
24
Debt securities—Corporate

75
75
Derivative assets—current in “Other current assets”

308
308
Derivative assets—non-current in “Other non-current

assets”

114
114
Total
317
2,213
—
2,530
Liabilities
Derivative liabilities—current in “Other current liabilities”

145
145
Derivative liabilities—non-current in “Other non-current liabilities”

46
46
Total —
191
—
191

December 31, 2019
Total
($ in millions) Level 1 Level 2 Level 3 fair value
Assets
Securities in “Marketable securities and short-term

investments”:
Equity securities

304
304
Debt securities—U.S. government obligations

197
197
Debt securities—Corporate

65
65
Derivative assets—current in “Other current assets”

120
120
Derivative assets—non-current in “Other non-current

assets”

104
104
Total
197
593
—
790
Liabilities
Derivative liabilities—current in “Other current liabilities”

143
143
Derivative liabilities—non-current in “Other non-current liabilities”

23
23
Total —
166
—
166

During 2020, 2019 and 2018 there have been
no

reclassifications for any financial assets or liabilities between
Level 1 and Level 2.
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
unobservable inputs are used.
Non‑recurring fair value measures
The Company elects to record private equity investments

without readily determinable fair values at cost, less
impairment, adjusted for observable price changes. The

Company reassesses at each reporting period whether these
investments continue to qualify for this treatment. In 2020,

the Company recognized net increases in fair value of
$
73

million related to certain of its private equity investments based on observable market price changes for an identical
or similar investment of the same issuer.

The fair values of these investments totaled $
105

million and were determined
using Level 2 inputs.
Based on valuations at July 1, 2020, the Company recorded

goodwill impairment charges of $
311

million in the
third quarter of 2020. The fair value measurements used

in the analyses were calculated using the income approach
(discounted cash flow method). The discounted cash

flow models were calculated using unobservable inputs, which classified the fair value measurement as Level 3 (see Note

11 for additional information including

further detailed
information related to these charges and significant

unobservable inputs).

In June 2019, upon meeting the criteria as held for sale,

the Company adjusted the carrying value of the solar
inverters business which was sold in February 2020 (see

Note 4). Apart from the transactions above, there were
no
additional significant non‑recurring

fair value measurements during 2020 and 2019.
Disclosure about financial instruments carried on a

cost basis
The fair values of financial instruments carried

on a cost basis were as follows:
December 31, 2020
Carrying Total
($ in millions) value Level 1 Level 2 Level 3 fair value
Assets
Cash and equivalents (excluding securities

with original maturities up to 3 months):
Cash

1,765
1,765
1,765
Time deposits

1,513
1,513
1,513
Restricted cash
323
323
323
Restricted cash, non-current
300
300
300
Liabilities
Short-term debt and current maturities of long-term debt

(excluding finance lease obligations)

1,266
497
769
1,266
Long-term debt (excluding finance lease obligations)

4,668
4,909
89
4,998

December 31, 2019
Carrying Total
($ in millions) value Level 1 Level 2 Level 3 fair value
Assets
Cash and equivalents (excluding securities

with original maturities up to 3 months):
Cash

2,075
2,075
2,075
Time deposits

1,433
1,433
1,433
Restricted cash
36
36
36
Liabilities
Short-term debt and current maturities of long-term debt

(excluding finance lease obligations)

2,270
1,534
736
2,270
Long-term debt (excluding finance lease obligations)

6,618
6,267
692
6,959

The Company uses the following methods and assumptions

in estimating fair values of financial instruments
carried on a cost basis:
•

Cash and equivalents (excluding securities with original maturities up to 3 months), Restricted cash,
current and non-current,

and Marketable securities and short‑term investments (excluding securities):

The
carrying amounts approximate the fair values as the items are short‑term in nature or, for cash held

in
banks, are equal to the deposit amount.
•

Short‑term debt and current maturities of long

‑term debt (excluding finance lease obligations):
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
December 31,
($ in millions) 2020 2019
Trade receivables

6,417
5,967
Other receivables

760
695
Allowance

(357)
(228)
Total
6,820
6,434

“Trade receivables”

in the table above includes contractual retention amounts billed to customers of
$
146

million and $
151

million at December 31, 2020 and 2019, respectively.

Management expects that the substantial
majority of related contracts will be completed and the

substantial majority of the billed amounts retained by the
customer will be collected. Of the retention amounts outstanding at December 31, 2020,
70

percent and
18

percent are
expected to be collected in 2021 and 2022,

respectively.
“Other receivables”

in the table above consists of value added tax, claims, rental deposits and other non‑trade
receivables.
The reconciliation of changes in the allowance for doubtful

accounts is as follows:
($ in millions) 2020 2019 2018
Balance at January 1,
228
219
202
Transition adjustment
56
— —
Current-period provision for expected credit losses
115
31
50
Write-offs charged

against the allowance
(42)
(19)
(17)
Exchange rate differences

—
(3)
(16)
Balance at December 31,
357
228
219

The following table provides information about Contract

assets and Contract liabilities:
($ in millions) 2020 2019 2018
Contract assets
985
1,025
1,082
Contract liabilities
1,903
1,719
1,707

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
2020 2019
Contract Contract Contract Contract
($ in millions) assets liabilities assets liabilities
Revenue recognized, which was included in the Contract liabilities balance at January 1, 2020/2019
(1,011)
(1,158)
Additions to Contract liabilities - excluding amounts recognized as
revenue during the period
1,129
1,255
Receivables recognized that were included in the Contract

assets
balance at January 1, 2020/2019
(680)
(786)

The Company considers its order backlog to represent

its unsatisfied performance obligations. At December 31,
2020, the Company had unsatisfied performance obligations

totaling $
14,303

million and, of this amount, the Company
expects to fulfill approximately
73

percent of the obligations in 2021, approximately
15

percent of the obligations in
2022 and the balance thereafter.

Note 9—Inventories, net
“Inventories, net” consisted of the following:
December 31,
($ in millions) 2020 2019
Raw materials

1,785
1,760
Work in

process
1,020
819
Finished goods

1,499
1,499
Advances to suppliers

165
106
Total
4,469
4,184

Note 10—Property,

plant and equipment, net
“Property, plant and

equipment, net” consisted of the following:
December 31,
($ in millions) 2020 2019
Land and buildings

3,889
3,568
Machinery and equipment

6,144
5,620
Construction in progress

505
500
10,538
9,688
Accumulated depreciation

(6,364)
(5,716)
Total
4,174
3,972

Assets under finance leases included in “Property,

plant and equipment, net” were as follows:
December 31,
($ in millions) 2020 2019
Land and buildings

169
142
Machinery and equipment

79
62
248
204
Accumulated depreciation

(111)
(99)
Total
137
105

In 2020, 2019 and 2018 depreciation, including depreciation

of assets under finance leases, was $
586

million,
$
616

million and $
578

million, respectively.

In 2020, 2019 and 2018 there were no significant impairments of property,
plant or equipment.

Note 11—Goodwill and intangible

assets
The changes in “Goodwill” were as follows:
Robotics &
Industrial Discrete Corporate
($ in millions)
Electrification Automation Motion

Automation
and Other Total
Balance at January 1, 2019
4,276
1,616
2,441
2,410
21
10,764
Goodwill acquired during the year
(1)
92
— — — —
92
Goodwill allocated to disposals
(18)
— — — —
(18)
Exchange rate differences and other
22
(1)
(5)
(29)
—
(13)
Balance at December 31, 2019
4,372
1,615
2,436
2,381
21
10,825
Goodwill acquired during the year
71
— —
21
—
92
Impairment of Goodwill — — —
(290)
(21)
(311)
Exchange rate differences and other
84
24
20
116
—
244
Balance at December 31, 2020
(2)
4,527
1,639
2,456
2,228
—
10,850

(1)

Amount consists

of adjustments

arising during

the twelve-month

measurement period

subsequent to

the respective

acquisition date

(see
Note 4).
(2)

As of December

31, 2020, the

gross goodwill

amounted to $
11,152

million. The

accumulated

impairment charges

amounted to
$
302

million and related

to the Robotics

& Discrete Automation

segment.

The Company adopted a new operating model on July

1, 2020, which resulted in a change to the identification
of the goodwill reporting units. Previously,

the reporting units were the same as the operating segments for
Electrification, Motion and Robotics & Discrete Automation,

while for the Industrial Automation operating segment the
reporting units were determined to be at the Division level,

which is one level below the operating segment. The

new
operating model provides the Divisions with full ownership

and accountability for their respective strategies,
performance and resources and based on these changes, the

Company concluded that the reporting units would change
and be the respective Divisions within each operating

segment. This change resulted only in an allocation of goodwill within the operating segments and thus there is no change

to segment level goodwill in the table above.

As a result of the new allocation of goodwill, an interim quantitative impairment test was conducted both
before and after the changes

which were effective July 1, 2020. In the “before”

test, it was concluded that the fair value
of the Company’s reporting

units exceeded the carrying value under the historical reporting unit structure.
The impairment test was performed for the new reporting

units and the fair value of each was determined using
a discounted cash flow fair value estimate based on

objective information available at the measurement date.

The
significant assumptions used to develop the estimates of

fair value for each reporting unit included management’s

best
estimates of the expected future results and discount

rates specific to the reporting unit. The fair value estimates were based on assumptions that the Company believed to be reasonable,

but which are inherently uncertain and thus, actual
results may differ from those estimates. The fair values

for each of the individual reporting units and their associated goodwill were determined using Level 3 measurements.

The interim quantitative impairment test indicated that

the estimated fair values of the reporting units were
substantially in excess of their carrying value for all repor ting units except for the Machine Automation reporting unit
within the Robotics & Discrete Automation operating segment.

The contraction of the global economy in 2020,
particularly in end-customer industries related to this reporting unit and considerable uncertainty around the continued
pace of macroeconomic recovery generally led to a reduction

in the fair values of the reporting units, thus affecting

this
reporting unit. Also, at the division level, this reporting

unit does not

benefit from shared cash flows generated within an
entire operating segment.

In addition, the book value of the Machine Automation Division includes a significant amount
of intangible assets recognized in past acquisitions,

resulting in a proportionately higher book value than the other reporting unit within the Robotics & Discrete Automation

Business Area. With the fair value

of the reporting unit lower
due to the economic conditions, the existing book value

of the intangible assets combined with the newly allocated
reporting unit goodwill led to the carrying value of the Machine

Automation reporting unit exceeding its fair value.
During 2020, a goodwill impairment charge

of $
290

million was recorded to reduce the carrying value of this reporting unit to its implied fair value. The remaining goodwill

for the Machine Automation reporting unit was $
554

million as of
December 31, 2020.
The Company performed its annual impairment test as of

October 1, 2020, using a qualitative assessment
method for each reporting unit and determined it was not

more likely than not

that any reporting unit’s fair value

is less
than its carrying value.
Intangible assets consisted of the following:
December 31,
2020 2019
Gross Net Gross Net
carrying Accumulated carrying carrying Accumulated carrying
($ in millions) amount amortization amount amount amortization amount
Capitalized software for internal use

828
(694)
134
790
(628)
162
Capitalized software for sale

33
(32)
1
29
(29)
—
Intangibles other than software:
Customer-related

2,557
(1,104)
1,453
2,513
(1,005)
1,508
Technology-related

1,170
(898)
272
1,056
(722)
334
Marketing-related

492
(304)
188
501
(286)
215
Other

63
(33)
30
59
(26)
33
Total
5,143
(3,065)
2,078
4,948
(2,696)
2,252

In 2020 and 2019, additions to intangible assets were $
78

million and $
42

million, respectively
.

There were no significant intangible assets acquired

in business combinations during 2020 and 2019.

Amortization expense of intangible assets consisted of the following:
($ in millions) 2020 2019 2018
Capitalized software for internal use

61
74
59
Intangibles other than software

268
271
279
Total
329
345
338

In 2020,

2019 and 2018, impairment charges on intangible

assets were not significant.

At December 31, 2020, future amortization expense

of intangible assets is estimated to be:
($ in millions)
2021
323
2022
288
2023
261
2024
215
2025
181
Thereafter

810
Total
2,078

Note 12—Debt
The Company’s total debt

at December 31, 2020 and 2019, amounted to $
6,121

million and $
9,059

million,
respectively.
Short‑term debt and current maturities of

lon
g̩ ‑term debt
The Company’s “Short‑term

debt and current maturities of long‑term debt” consisted of

the following:
December 31,
($ in millions) 2020 2019
Short-term debt (weighted-average interest rate of
2.8
% and
2.8
%, respectively)
153
838
Current maturities of long-term debt (weighted-average

nominal interest rate of
3.2
%
and
0.7
%, respectively)
1,140
1,449
Total
1,293
2,287

Short‑term debt primarily represents short‑term loans from

various banks and issued commercial paper.
At December 31, 2020, the Company had in place
two

commercial paper programs: a $
2

billion
Euro‑commercial paper program for the issuance of commercial paper in a variety of currencies, and a $
2

billion
commercial paper program for the private placement of U.S.

dollar denominated commercial paper in the United

States.
At December 31, 2020 and 2019,
no

amount was outstanding under the $
2

billion Euro-commercial paper program. At
December 31, 2020 and 2019, $
32

million and $
708

million, respectively,

was outstanding under the $
2

billion program
in the United States.
In March 2020, the Company entered into a bank-funded

short-term EUR
2

billion Revolving Credit
Agreement (the “Agreement”). This Agreement was in

addition to the Company’s existing $
2

billion multicurrency
revolving credit facility (see below). Under this Agreement,

outstanding amounts were subject to interest at the rate

of
EURIBOR plus a margin of
0.25

percent. The Company requested the full amount to be borrowed and the proceeds
were received on March 31, 2020, amounting to $
2,183

million, net of issuance costs. The Agreement required

that all
outstanding amounts be repaid within
15

days after the completion of the sale of the Power Grids business.

The
Agreement was terminated after the final repayment on

July 8, 2020.

In addition, during 2019, the Company replaced its previous $
2

billion multicurrency revolving credit facility,
maturing in 2021, with a new $
2

billion
5
-year multicurrency credit facility maturing in 2024. The new credit facility
provides an option in 2020 and 2021 to extend the maturity

to 2025 and 2026, respectively.

The Company exercised the
option in 2020 to extend the maturity of the facility to

2025. The facility is for general corporate purposes. Interest costs
on drawings under the facility are LIBOR or EURIBOR (depending on the currency of the drawings) plus a margin

of
0.175

percent, while commitment fees (payable on the unused

portion of the facility) amount to
35

percent of the
margin, which represents commitment fees of
0.06125

percent per annum. Utilization fees, payable on drawings,

amount
to
0.075

percent per annum on drawings up to one‑third of the facility,
0.15

percent per annum on drawings in excess of
one‑third but less than or equal to two‑thirds of the facility,

or
0.30

percent per annum on drawings over two‑thirds of
the facility. The

facility contains cross‑default clauses whereby an event of default would occur if the Company were to
default on indebtedness as defined in the facility,

at or above a specified threshold.
No

amount was drawn at
December 31, 2020 and 2019, under this facility.
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
2020 2019
Nominal Effective Nominal Effective
($ in millions, except % data) Balance rate rate Balance rate rate
Floating rate

3,330
1.6
%
0.2
%
2,221
1.5
%
1.1
%
Fixed rate

2,638
3.2
%
3.3
%
6,000
2.8
%
2.4
%
5,968
8,221
Current portion of long-term debt

(1,140)
3.2
%
2.6
%
(1,449)
0.7
%
0.6
%
Total
4,828
6,772

At December 31, 2020,

the principal amounts of long‑term debt repayable (excluding finance lease obligations)
at maturity were as follows:

($ in millions)
2021
1,108
2022
1,255
2023
860
2024
1,238
2025
83
Thereafter

1,186
Total
5,730

Details of the Company’s

outstanding bonds were as follows:

December 31,
2020 2019
Nominal Carrying Nominal Carrying
outstanding value
(1)
outstanding value
(1)
(in millions) (in millions)
Bonds:
2.8
% USD Notes, due 2020 — USD
300
$
300
Floating EUR Notes, due 2020 — EUR
1,000
$
1,122
4.0
% USD Notes, due 2021 USD
650
$
649
USD
650
$
648
2.25
% CHF Bonds, due 2021 CHF
350
$
403
CHF
350
$
373
5.625
% USD Notes, due 2021 — USD
250
$
260
2.875
% USD Notes, due 2022 USD
1,250
$
1,280
USD
1,250
$
1,267
3.375
% USD Notes, due 2023 — USD
450
$
448
0.625
% EUR Instruments, due 2023 EUR
700
$
875
EUR
700
$
799
0.75
% EUR Instruments, due 2024 EUR
750
$
946
EUR
750
$
859
0.3
% CHF Notes, due 2024 CHF
280
$
317
CHF
280
$
288
3.8
% USD Notes, due 2028 USD
383
$
381
USD
750
$
746
1.0
% CHF Notes, due 2029 CHF
170
$
192
CHF
170
$
175
4.375
% USD Notes, due 2042 USD
609
$
589
USD
750
$
724
Total $
5,632
$
8,009

(1)

USD carrying

values include

unamortized debt

issuance costs,

bond discounts

or premiums,

as well as adjustments

for fair value

hedge
accounting, where

appropriate.

During 2020, the Company repaid at maturity

its
2.8
% USD Notes and its floating EUR Notes. The
2.8
% USD Notes paid interest semi‑annually in arrears, while the floating EUR Notes paid interest quarterly in arrears at
a variable interest rate of
35

basis points above the 3-month EURIBOR, with a floor rate

of
zero
.
In November 2020, the Company completed a cash

tender offer on its
3.8
% USD Notes due 2028 and
4.375
%
USD Notes due 2042. As a result of this tender offer

the Company redeemed principal amounts of $
367

million of the
3.8
% USD Notes due 2028 and $
141

million of the
4.375
% USD Notes due 2042 for a total cash payment of
$
629

million. The Company recognized losses from extinguishment of debt of $
123

million for these two transactions,
representing the premium associated with the early

redemption, as well as the recognition of remaining unamortized issuance discounts and costs.
In December 2020, the Company exercised its early

redemption option on its
5.625
% USD Notes due 2021 and
its
3.375
% USD Notes due 2023. Both USD Notes paid interest semi-annually in arrears. In connection with the
redemption, the Company recognized losses from extinguishment of debt of $
39

million representing the premium
associated with the early redemption,

as well as the recognition of the relevant remaining unamortized premium

or
discount and issuance costs.
The
4.0
% USD Notes, due 2021, pay interest semi‑annually in arrears, at a fixed annual rate of
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

The
2.25
% CHF Bonds, due 2021, pay interest annually in arrears, at a fixed annual rate of
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

debt
in the table of long‑term debt above.
The
2.875
% USD Notes, due 2022, pay interest semi‑annually in arrears at a fixed annual rate of
2.875

percent.
The
4.375
% USD Notes, due 2042, pay interest semi‑annually in arrears at a fixed annual rate of
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
The Company has entered into interest rate swaps for an

aggregate nominal amount of $
1,050

million to partially hedge
its interest obligations on the
2.875
% USD Notes, due 2022. After considering the impact of such swaps,

$
1,050

million
of the outstanding principal is shown as floating rate debt

in the table of long‑term debt above.
The
0.625
% EUR Instruments, due 2023, were issued in May 2016, with

total net issuance proceeds of
EUR
697

million (equivalent to approximately $
807

million on date of issuance). These Instruments pay interest annually in arrears at a fixed rate of
0.625

percent per annum. The Company may redeem these notes three

months prior
to maturity (Par call date), in whole or in part, at

the greater of (i)
100

percent of the principal amount of the notes to be
redeemed and (ii) the sum of the present values of remaining scheduled payments of principal and interest (excluding
interest accrued to the redemption date) discounted to the

redemption date at a rate defined in the note terms, plus
interest accrued at the redemption date. The Company

may redeem these instruments in whole or in part, after the

Par
call date at
100

percent of the principal amount of the notes to be redeemed.

The Company entered into interest rate
swaps to hedge its interest on these bonds. After considering the impact of such swaps, these notes effectively

became
floating rate euro obligations and consequently have

been shown as floating rate debt, in the table of long‑term debt above.
The
0.75
% EUR Instruments, due 2024, were issued in May 2017, with

total net issuance proceeds of
EUR
745

million (equivalent to approximately $
824

million on date of issuance). These Instruments pay interest annually in arrears at a fixed rate of
0.75

percent per annum and have the same early redemption terms

as the
0.625
% EUR Instruments above. The Company entered into interest rate swaps to hedge its interest on these bonds.
After considering the impact of such swaps, these bonds effectively became floating rate euro obligations and
consequently have been shown as floating rate debt

in the table of long‑term debt above.
In April 2018, the Company issued the following notes

(i) $
300

million of
2.8
% USD Notes, due 2020,
(ii) $
450

million of
3.375
% USD Notes, due 2023, and (iii) $
750

million of
3.8
% USD Notes, due 2028. Each of the
respective notes pays interest semi‑annually in arrears.

The aggregate net proceeds of these bond issues, after
underwriting discount and other fees, amounted to $
1,494

million. The 2020 Notes were repaid at maturity in October
2020 and the 2023 Notes were redeemed in full in December

2020.

The Company may redeem the remaining principal
outstanding on the 2028 Notes up to
three months

prior to their maturity date, in whole or in part, at the greater of
(i)
100

percent of the principal amount of the notes to be redeemed

and (ii) the sum of the present values of remaining
scheduled payments of principal and interest (excluding

interest accrued to the redemption date) discounted to the
redemption date at a rate defined in the Notes terms,

plus interest accrued at the redemption date. On or after January

3,
2028 (
three months

prior to their maturity date), the Company may also redeem

the 2028 Notes, in whole or in part, at
any time at a redemption price equal to
100

percent of the principal amount of the notes to be redeemed

plus unpaid
accrued interest to, but excluding, the redemption date.

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
280

million of
0.3
% CHF Notes, due 2024
and (ii) CHF
170

million of
1.0
% CHF Notes, due 2029. Each of the respective notes pays interests annually in arrears.
The Company recorded aggregate net proceeds, after

underwriting discount and other fees, of CHF
449

million
(equivalent to approximately $
449

million on date of issuance).
The Company’s various debt

instruments contain cross‑default clauses which would allow the bondholders to
demand repayment if the Company were to default on

any borrowing at or above a specified threshold. Furthermore, all such bonds constitute unsecured obligations of the

Company and rank pari passu with other debt obligations.
In addition to the bonds described above, included in long‑term debt at December 31, 2020 and 2019, are
finance lease obligations, bank borrowings of subsidiaries

and other long‑term debt, none of which is individually
significant.
Subsequent events
In January 2021, the Company issued
zero

interest notes having a principal amount of EUR
800

million and
due in 2030. The Company recorded net proceeds (after underwriting fees) of EUR
791

million (equivalent to
$
960

million on the date of issuance).

Note 13—Other provisions, other current

liabilities and other non-current liabilities
“Other provisions” consisted of the following:
December 31,
($ in millions) 2020 2019
Contract-related provisions

754
607
Restructuring and restructuring-related provisions

292
234
Provisions for contractual penalties and compliance and litigation matters

113
209
Provision for insurance-related reserves

176
168
Other

184
157
Total
1,519
1,375

“Other current liabilities” consisted of the following:
December 31,
($ in millions) 2020 2019
Employee-related liabilities

1,467
1,396
Accrued expenses
650
592
Non-trade payables
622
442
Income taxes payable
395
355
Accrued customer rebates
317
287
Other tax liabilities
286
282
Derivative liabilities (see Note 6)

145
143
Deferred income
130
25
Pension and other employee benefits
42
36
Accrued interest
29
44
Other

98
159
Total
4,181
3,761

“Other non‑current liabilities” consisted of the following:
December 31,
($ in millions) 2020 2019
Income tax related liabilities

1,423
1,218
Deferred income
138
7
Provisions for contractual penalties and compliance and litigation matters

120
112
Employee-related liabilities

70
72
Environmental provisions
38
48
Derivative liabilities (see Note 6)

46
23
Other

190
189
Total
2,025
1,669

Note 14—Leases
The Company’s lease obligations

primarily relate to real estate,

machinery and equipment. Prior to the adoption
of the new lease standard in 2019, rent expense was $
364

million in 2018. Sublease income received by the Company

on
leased assets was $
7

million in 2018.
Under the accounting standard, adopted in January

2019, the components of lease expense were as follows:
2020 2019
Land Machinery Land Machinery
and and
and

and

($ in millions)
buildings equipment
Total
buildings equipment
Total
Operating lease cost

287
89
376
268
101
369
Finance lease cost:

Amortization of right-of-use assets
11
13
24
13
20
33
Interest on lease liabilities
2
3
5
1
2
3
Variable

lease cost
(1)
3
3
6
—
5
5
Short-term lease cost
17
31
48
19
29
48
Sub-lease income
(20)
(1)
(21)
(2)
—
(2)
Total

lease expense
300
138
438
299
157
456

(1) Primarily

relates to variable

payments that

are tied to the

consumer price

index and are

therefore included

in the measurement

of the
right-of-use

asset or lease

liability.

The following table presents supplemental cash flow information related to leases:
2020 2019
Land

Machinery Land Machinery
and and and and
($ in millions)
buildings equipment
Total
buildings equipment
Total
Cash paid for amounts included in
the measurement of lease liabilities:
Operating cash flows from

- operating leases
263
83
346
252
96
348

- finance leases
2
3
5
1
2
3
Financing cash flows from

- finance leases
11
13
24
8
12
20
Right-of-use assets obtained

in exchange for new liabilities:
Under operating leases
266
57
323
153
52
205
Under finance leases
32
14
46
23
18
41

At December 31, 2020,

the future net minimum lease payments for operating and finance leases and the related
present value of the net minimum lease payments consisted

of the following:
Operating Leases Finance Leases
Land and

Machinery

Land and

Machinery

($ in millions) buildings and equipment buildings and equipment
2021
215
67
26
12
2022
168
43
25
9
2023
138
22
24
5
2024
110
9
23
2
2025
87
4
23
1
Thereafter

215
5
80
—
Total

minimum lease payments

933
150
201
29
Difference between undiscounted cash flows

and discounted cash flows
(80)
(2)
(43)
—
Present value of minimum lease payments

853
148
158
29

The following table presents certain information related

to lease terms and discount rates:

Operating Leases Finance Leases
Land and

Machinery

Land and

Machinery

buildings and equipment buildings and equipment
($ in millions) 2020 2019 2020 2019 2020 2019 2020 2019
Weighted-average

remaining term (months)
84
78
29
29
107
110
40
33
Weighted-average

discount rate
3.0%
3.0%
2.0%
2.2%
7.7%
8.2%
2.3%
2.8%

The present value of minimum finance lease payments

included in “Short‑term debt and current maturities of
long‑term debt”

and “Long‑term debt”

in the Consolidated Balance Sheets at December 31, 2020, amounts to
$
27

million and $
160

million, respectively,

and at December 31, 2019, amounts to $
17

million and $

million,
respectively.

Note 15—Commitments and contingencies

Contingencies—Regulatory,

Compliance and Legal
Regulatory
As a result of an internal investigation, the Company self-reported to the Securities and Exchange Commission
(SEC) and the Department of Justice (DoJ) in the United States as well as to the Serious Fraud Office (SFO)

in the
United Kingdom concerning certain of its past dealings with

Unaoil and its subsidiaries, including alleged improper
payments made by these entities to third parties. In May

2020, the SFO closed its investigation, which it originally
announced in February 2017, as the case did not meet

the relevant test for prosecution. The Company continues

to
cooperate with the U.S. authorities as requested. At this time,

it is not possible for the Company to make an informed
judgment about the outcome of this matter.
Based on findings during an internal investigation, the

Company self-reported to the SEC and the DoJ, in the
United States, to the Special Investigating Unit (SIU)

and the National Prosecuting Authority (NPA)

in South Africa as
well as to various authorities in other countries potential suspect payments and other compliance concerns in connection
with some of the Company’s

dealings with Eskom and related persons. Many of those

parties have expressed an interest
in, or commenced an investigation into, these matters

and the Company is cooperating fully with them. The Company
paid $
104

million to Eskom in December 2020 as part of a full and final settlement with Eskom and the Special
Investigating Unit relating to improper payments and

other

compliance issues associated with the Controls and
Instrumentation Contract, and its Variation

Orders for Units 1 and 2 at Kusile. The Company continues

to cooperate
fully with the National Prosecuting Authority in South

Africa as well as other authorities in their review of the

Kusile
project. Although the Company believes that there

could be an unfavorable outcome in one or more of these ongoing reviews,

at this time it is not possible for the Company to

make an informed judgment about the possible financial
impact.
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
Liabilities recognized
At December 31, 2020 and 2019, the Company had aggregate

liabilities of $
100

million and $
157

million,
respectively, included

in “Other provisions”

and “Other non‑current liabilities”, for the above regulatory,

compliance
and legal contingencies, and none of the individual

liabilities recognized was significant. As it is not possible to make an
informed judgment on, or reasonably predict, the outcome

of certain matters and as it is not possible, based on
information currently available to management, to

estimate the maximum potential liability on other matters, there could be adverse outcomes beyond the amounts accrued.

Guarantees
General
The following table provides quantitative data regarding

the Company’s third‑party guarantees.

The maximum
potential payments represent a “worst‑case scenario”, and

do not reflect management’s

expected outcomes.
December 31,
2020 2019
Maximum potential

($ in millions) payments
(1)
Performance guarantees

6,726
1,860
Financial guarantees

339
10
Indemnification guarantees
(2)
177
64
Total
7,242
1,934
(1)

Maximum potential payments include amounts in both continuing and discontinued operations.
(2)

Certain indemnifications provided to Hitachi in connection with the divestment of Power Grids are without limit.

The carrying amount of liabilities recorded in the Consolidated

Balance Sheets reflects the Company’s

best
estimate of future payments, which it may incur as part

of fulfilling its guarantee obligations. In respect of the above guarantees, the carrying amounts of liabilities at December

31, 2020, amounted to $
135

million, which was included in
discontinued operations, while at December 31, 2019,

balances were not significant.
The Company is party to various guarantees providing

financial or performance assurances to certain third
parties. These guarantees, which have various maturities up

to 2035, mainly consist of performance guarantees whereby
(i) the Company guarantees the performance of a third

party’s product or service according

to the terms of a contract and
(ii) as member of a consortium/joint venture that includes third parties, the Company guarantees not only its own
performance but also the work of third parties. Such guarantees may include guarantees that a project will be completed
within a specified time. If the third party does not fulfill the obligation, the Company will compensate the guaranteed
party in cash or in kind. The original maturity dates for

the majority of these performance guarantees range from
one

to
ten years
.
In conjunction with the divestment of the high‑voltage cable and cables accessories businesses, the Company
has entered into various performance guarantees with other

parties with respect to certain liabilities of the divested
business. At December 31, 2020 and 2019, the maximum

potential payable under these guarantees amounts to
$
994

million and $
898

million, respectively,

and these guarantees have various maturities ranging from
one

to
ten years .
The Company retained obligations for financial, performance

and indemnification guarantees related to the
Power Grids business sold on July 1, 2020 (see Note 3

for details). The performance and financial guarantees
  have been
indemnified by Hitachi at the same proportion of its ownership in Hitachi ABB Power Grids (
80.1

percent). These
guarantees, which have various maturities up to 2035,

primarily consist of bank guarantees, standby letters of credit, business performance guarantees and other trade-related

guarantees, the majority of which have original maturity dates ranging from one

to
ten years
. The maximum amount payable under the guarantees is approximately

$
5.5

billion and the
carrying amounts of liabilities (recorded in discontinued

operations) at December 31, 2020, amounted to $
135

million.

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

2020 and 2019, the total outstanding performance bonds
aggregated to $
4.3

billion and $
6.8

billion, respectively,

of which $
0.3

billion and $
3.7

billion, respectively,

relate to
discontinued operations.

There have been no significant amounts reimbursed to

financial institutions under these types
of arrangements in 2020, 2019 and 2018.

Product and order‑related contingencies
The Company calculates its provision for product

warranties based on historical claims experience and specific review of certain contracts.
The reconciliation of the “Provisions for warranties”, including guarantees of product performance, was as
follows:

($ in millions) 2020 2019 2018
Balance at January 1,
816
948
909
Net change in warranties due to acquisitions, divestments

and
liabilities held for sale
(1)
8
(88)
41
Claims paid in cash or in kind

(209)
(310)
(307)
Net increase in provision for changes in
estimates, warranties issued and warranties expired

369
276
341
Exchange rate differences

51
(10)
(36)
Balance at December 31,
1,035
816
948

(1)

Includes adjustments

to the initial

purchase price

allocation recorded

during the measurement

period.
a

During 2018, the Company determined that the provision

for a product warranty related to a divested business
was no longer sufficient to cover expected warranty

costs in the remaining warranty period. Due to an unexpected level
of product failure, the previously estimated product warranty provision was increased by a total of $
92

million during
2018 and further increased by $
143

million during 2020. In both years, the corresponding increase was included in “Cost
of sales of products”. As these costs relate to a divested

business, in accordance with the definition of the Company’s primary measure of segment performance, Operational

EBITA (see Note 23)

,

the costs have been excluded from this
measure.
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

Stock Exchange.

Note 16—Income taxes
“Income tax expense” consisted of the following:
($ in millions)
2020

2019

2018

Current taxes

776
855
686
Deferred taxes

(280)
(83)
(142)
Income tax expense allocated to continuing operations
496
772
544
Income tax expense allocated to discontinued operations
322
167
228

Income tax expense from continuing operations is reconciled

below from the Company’s weighted

‑average
global tax rate (rather than from the Swiss domestic statutory tax rate) as the parent company of the ABB Group,
ABB Ltd, is domiciled in Switzerland and income generated

in jurisdictions outside of Switzerland (hereafter “foreign
jurisdictions”) which has already been subject to corporate

income tax in those foreign jurisdictions is, to a large

extent,
tax exempt in Switzerland. There is no requirement

in Switzerland for any parent company of a group to file a

tax return
of the consolidated group determining domestic and

foreign pre‑tax income. As the Company’s

consolidated income
from continuing operations is predominantly earned

outside of Switzerland, the weighted‑average global tax

rate of the
Company results from enacted corporate income tax

rates in foreign jurisdictions.
The reconciliation of “Income tax expense from

continuing operations” at the weighted‑average tax rate

to the
effective tax rate is as follows:
($ in millions, except % data) 2020 2019 2018
Income from continuing operations before

income taxes
841
1,862
2,119
Weighted-average global

tax rate
22.9%
18.3%
22.2%
Income taxes at weighted-average tax rate

193
341
470
Items taxed at rates other than the weighted-average

tax rate

3
(7)
(43)
Unrecognized tax benefits
(38)
133
(22)
Changes in valuation allowance, net

29
198
41
Effects of changes in tax laws and (enacted) tax

rates

23
63
1
Non-deductible expenses (including impairment of goodwill)
232
44
86
Other, net

54
—
11
Income tax expense from continuing operations
496
772
544
Effective tax rate for the year
59.0%
41.5%
25.7%

The allocation of consolidated income from continued operations,

which is predominantly earned outside of
Switzerland, impacts the “weighted-average global tax

rate”. In 2019, based on the enacted tax rates in the applicable jurisdictions, the loss recorded for the planned sale of the solar inverters business reduced the weighted-average global
tax rate by approximately
2

percent.
In 2018, the benefit reported in “Items taxed at rates other than the weighted-average tax rate” included positive
impacts of $
17

million, relating to non-taxable amounts for net gains from sale of businesses. In 2020 and 2019, the
amount was not significant.
In 2020,

“Changes in valuation allowance, net” predominantly reflects increases in the valuation allowance
resulting from changes in expectations of future economic

conditions due to impacts on the Company’s

business from
the COVID-19 pandemic.

In 2019, “Changes in valuation allowance, net”

included adjustments to the valuation allowance in certain
jurisdictions where the Company updated its assessment that

it was more likely than not that such deferred tax

assets
would be realized. In 2019, the Company recorded an

increase of $
158

million to the valuation allowance in certain
operations in North America,

including an amount to provide

for certain deferred tax assets arising in 2019.

In 2018, the “Changes in valuation allowance, net”

included adjustments in valuation allowance recorded in
certain jurisdictions where the Company updated its assessment that it was more likely than not that such deferred

tax
assets would be realized. The amount included an increase

of $
40

million relating to certain operations in Central
Europe.
In 2020,

“Effects of changes in tax laws and (enacted) tax rates” primarily reflects the impact of changes to tax
rates in certain countries in Asia by $
16

million. In 2019, “Effects of changes in tax laws and

(enacted) tax rates”
primarily reflects a change in tax law applicable to a country in Europe.

The benefit in 2019 was mostly offset by a
related change in the valuation allowance, resulting

in a net benefit of $
17

million.
In 2020, the impact on the income tax expense from

“Non-deductible expenses” was $
232

million, and includes
an impact of $
82

million for the impairment of non-deductible goodwill. In

addition, the amount in 2020 includes
$
62

million relating to non-operational pension costs resulting from the settlement of certain defined benefit plans which
were principally not deductible. Non-deductible expenses

also includes other items that were deducted for financial
accounting purposes but are typically not tax deductible, such as interest expense, local taxes on productive activities,
disallowed meals and entertainment expenses and other

similar items. The amounts in 2019 and 2018 related primarily to these typically non-deductible items.
In 2020 and 2018, “Unrecognized tax benefits” in the

table above included a net benefit of $
20

million and
$
22

million, respectively,

related to the interpretation for tax law and double tax

treaty agreements by competent tax
authorities while in 2019, “Unrecognized tax benefits” included a net charge of $
91

million.
In 2020, “Other, net” represents income

tax expense of $
54

million related to finalization of tax audits in
Europe.

Deferred tax assets and liabilities (excluding amounts held

for sale and in discontinued operations) consisted of
the following:
December 31,
($ in millions) 2020 2019
Deferred tax assets:
Unused tax losses and credits

758
507
Provisions and other accrued liabilities

750
650
Other current assets including receivables
114
121
Pension

413
592
Inventories

370
463
Intangible assets
873
972
Other

76
179
Total

gross deferred tax asset
3,354
3,484
Valuation

allowance

(1,518)
(1,632)
Total

gross deferred tax asset, net of valuation

allowance
1,836
1,852
Deferred tax liabilities:
Property, plant and

equipment

(275)
(244)
Intangible assets
(419)
(483)
Other assets
(65)
(161)
Pension
(223)
(214)
Other liabilities

(310)
(359)
Inventories

(29)
(39)
Unremitted earnings of subsidiaries
(333)
(353)
Total

gross deferred tax liability
(1,654)
(1,853)
Net deferred tax asset (liability )
182
(1)
Included in:
“Deferred taxes”—non-current assets
843
910
“Deferred taxes”—non-current liabilities
(661)
(911)
Net deferred tax asset (liability)
182
(1)

Certain entities have deferred tax assets related to net operating loss carry‑forwards and other items. As
recognition of these assets in certain entities did not

meet the more likely than not criterion, valuation allowances have been recorded. “Unused tax losses and credits” at December

31, 2020 and 2019, in the table above, included
$
170

million and $
126

million, respectively,

for which the Company has established a valuation allowance

as, due to
limitations imposed by the relevant tax law,

the Company determined that, more likely than not, such deferred tax assets
would not be realized.
The valuation allowance at December 31, 2020, 2019

and 2018, was $
1,518

million, $
1,632

million and
$
1,535

million, respectively.
At December 31, 2020 and 2019, deferred tax liabilities totaling

$
333

million and $
353

million, respectively,
have been provided for withholding taxes, dividend

distribution taxes or additional corporate income taxes

(hereafter
“withholding taxes”) on unremitted earnings which will be

payable in foreign jurisdictions in the event of repatriation of
the foreign earnings to Switzerland. Income which has

been generated outside of Switzerland and has already been
subject to corporate income tax in such foreign jurisdictions is, to a large extent, tax exempt in Switzerland and
therefore, generally no or only limited Swiss income tax has to be provided for on the repatriated earnings of foreign
subsidiaries.

Certain countries levy withholding taxes on dividend distributions and these taxes cannot always be fully
reclaimed by the Company’s

relevant subsidiary receiving the dividend although the taxes have to be withheld and paid
by the relevant subsidiary distributing such dividend

.

In 2020 and 2019, certain taxes arose in certain foreign
jurisdictions for which the technical merits do not allow

utilization of benefits. At December 31, 2020 and 2019, foreign subsidiary retained earnings subject to withholding taxes

upon distribution of approximately $
100

million and
$
100

million, respectively,

were considered as indefinitely reinvested, as these funds are used for financing current
operations as well as business growth through working

capital and capital expenditure in those countries and,
consequently, no

deferred tax liability was recorded.
At December 31, 2020, net operating loss carry‑forwards

of $
3,033

million and tax credits of $
82

million were
available to reduce future income taxes of certain subsidiaries.

Of these amounts, $
1,682

million of operating loss carry-
forwards and $
57

million of tax credits will expire in varying amounts through

2042, while the remainder are available
for carryforward indefinitely.

The largest amount of these carry‑forwards

related to the Company’s Europe

operations.
Unrecognized tax benefits consisted of the following:
Penalties and
interest
related to
Unrecognized unrecognized
($ in millions) tax benefits tax benefits Total
Classification as unrecognized tax items on January

1, 2018
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

(9)
(5)
(14)
Balance at December 31, 2019, which would, if recognized,

affect
the effective tax rate
1,106
233
1,339
Net change due to acquisitions and divestments

1
—
1
Increase relating to prior year tax positions

298
96
394
Decrease relating to prior year tax positions

(161)
(57)
(218)
Increase relating to current year tax positions

390
5
395
Decrease due to settlements with tax authorities

(340)
(75)
(415)
Decrease as a result of the applicable statute of limitations

(59)
(16)
(75)
Exchange rate differences

63
6
69
Balance at December 31, 2020, which would, if recognized,

affect
the effective tax rate
1,298
192
1,490

In 2020, the “Increase relating to current year tax positions”

included a total of $
381

million, in taxes related to
the interpretation of tax law and double tax treaty agreements by competent tax authorities, of which $

million is
reported as Income tax expense in discontinued operations.

In 2019 and 2018, the “Increase relating to current year tax positions” included a total of $
163

million and
$
111

million, respectively,

in taxes related to the interpretation of tax law and double tax treaty agreements by
competent tax authorities.
In 2020, the “Increase relating to prior year tax positions”

is predominantly related to the interpretation of tax
law and double tax treaty agreements by competent

tax authorities in Europe, of which $
73

million is reported as Income
tax expense in discontinued operations.
In 2020, the “Decrease relating to prior year tax positions” included a total of $
85

million related to a change of
interpretation of tax law in Asia and changed tax risk assessments in Europe of $
59

million.
In 2020, the “Decrease due to settlements with tax authorities”

is predominantly related to closed tax audits in
Europe.
At December 31, 2020,

the Company expected the resolution, within the next twelve

months, of unrecognized
tax benefits related to pending court cases amounting

to $
32

million for income taxes, penalties and interest. Otherwise, the Company had not identified any other significant changes which were considered reasonably possible to occur
within the next twelve months.
At December 31, 2020,

the earliest significant open tax years that remained subject to examination were the
following:
Region Year
Europe

2015
United States
2017
Rest of Americas
2015
China
2011
Rest of Asia, Middle East and Africa

2011

Note 17—Employee benefits
The Company operates defined benefit pension plans, defined

contribution pension plans, and termination
indemnity plans, in accordance with local regulations and

practices. At December 31, 2020, the Company’s

most
significant defined benefit pension plans are in Switzerland as well as in Germany, the

United Kingdom, and the United
States. These plans cover a large portion of the

Company’s employees and provide

benefits to employees in the event of
death, disability,

retirement, or termination of employment. Certain of these plans are multi‑employer plans. The
Company also operates other postretirement benefit plans

including postretirement health care benefits and other
employee‑related benefits for active employees including

long‑service award plans. The measurement date used for the
Company’s employee

benefit plans is December 31. The funding policies of the Company

’s plans are consistent with the
local government and tax requirements.
During 2020, the Company took steps to transfer

the defined benefit pension risks in
three

International
countries to external financial institutions.
Two

of these plans were settled entirely for accounting purposes while the
third plan involved the settlement of specific obligations

for certain former employees. In connection with these
transactions, the Company made net payments of $
309

million and recorded non-operational pension charges

of
$
520

million which are included in net periodic benefit cost

as curtailments, settlements and special termination benefits.
The Company also made cash payments of $
143

million and recorded non-operational pension charges

of $
101

million
in 2020 for the settlement of pension obligations in discontinued

operations.
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

Other
Defined pension postretirement
benefits benefits
Switzerland International International
($ in millions) 2020 2019 2020 2019 2020 2019
Benefit obligations at January 1,
4,308
3,993
7,878
7,429
110
120
Service cost
74
76
92
113
1
1
Interest cost
6
15
111
174
3
4
Contributions by plan participants
72
75
12
19
— —
Benefit payments
(160)
(133)
(295)
(302)
(12)
(10)
Settlements
(101)
(111)
(2,542)
(102)
— —
Benefit obligations of businesses acquired (divested)
(765)
—
(165)
(21)
(5)
—
Actuarial (gain) loss
71
323
214
617
4
(1)
Plan amendments and other — —
(64)
9
(3)
(5)
Exchange rate differences
365
70
286
(58)
—
1
Benefit obligation at December 31,

3,870
4,308
5,527
7,878
98
110
Fair value of plan assets at January 1,

4,189
3,879
6,246
5,866
— —
Actual return on plan assets
191
320
375
689
— —
Contributions by employer
228
91
611
115
12
10
Contributions by plan participants
72
75
12
19
— —
Benefit payments
(160)
(133)
(295)
(302)
(12)
(10)
Settlements
(101)
(111)
(2,542)
(102)
— —
Plan assets of businesses acquired (divested)
(664)
—
(82)
(12)
— —
Plan amendments and other — —
62
— — —
Exchange rate differences
378
68
221
(27)
— —
Fair value of plan assets at December 31,

4,133
4,189
4,608
6,246
— —
Funded status — overfunded (underfunded)
263
(119)
(919)
(1,632)
(98)
(110)

The amounts recognized in "Accumulated other comprehensive

loss" and "Noncontrolling interests" were:

December 31,
2020 2019 2018 2020 2019 2018
Defined pension Other postretirement
($ in millions) benefits benefits
Net actuarial (loss) gain
(2,038)
(2,782)
(2,628)
21
28
30
Prior service credit
75
59
74
11
13
23
Amount recognized in OCI
(1)

and NCI
(2)
(1,963)
(2,723)
(2,554)
32
41
53
Taxes associated with

amount recognized
in OCI and NCI
374
536
535
— — —
Amount recognized in OCI and NCI, net of tax
(3)
(1,589)
(2,187)
(2,019)
32
41
53

(1)

OCI represent

s

“Accumulated other

comprehensive

loss”.
(2)

NCI represents

“Noncontrolling

interests”.
(3)

NCI, net of tax,

amounted to $
(1)

million, $
(1)

million, and

$
(1)

million at December

31, 2020, 2019

and 2018.

In addition, the following amounts were recognized in

the Company's Consolidated Balance Sheets:

December 31,

2020 2019 2020 2019 2020 2019
Defined pension Other postretirement
benefits benefits
($ in millions) Switzerland International International
Overfunded plans
267
62
92
71
— —
Underfunded plans — current
—
(78)
(22)
(295)
(9)
(14)
Underfunded plans — non-current
(4)
(103)
(989)
(1,408)
(89)
(96)
Funded status - underfunded
263
(119)
(919)
(1,632)
(98)
(110)
Amounts reported as assets and
liabilities held for sale
—
(78)
—
(277)
—
(5)

December 31,
($ in millions) 2020 2019
Non-current assets
Overfunded pension plans
359
132
Other employee-related benefits
1
1
Pension and other employee benefits
360
133

December 31,
($ in millions) 2020 2019
Current liabilities
Underfunded pension plans
(22)
(374)
Underfunded other postretirement benefit plans
(9)
(14)
Other employee-related benefits
(11)
(72)
Pension and other employee benefits
(42)
(460)
Amounts reported as Current

liabilities held for sale
—
(424)

December 31,
($ in millions) 2020 2019
Non-current liabilities
Underfunded pension plans
(993)
(1,510)
Underfunded other postretirement benefit plans
(89)
(96)
Other employee-related benefits
(149)
(186)
Pension and other employee benefits
(1,231)
(1,792)

The accumulated benefit obligation (ABO) for all defined

benefit pension plans was $
9,310

million and
$
11,981

million at December 31, 2020 and 2019, respectively.

The projected benefit obligation (PBO), ABO and fair
value of plan assets, for pension plans with a PBO in excess of fair value of plan assets or ABO in excess of fair value

of
plan assets, was:

PBO exceeds fair value of plan assets ABO exceeds fair value of plan assets
($ in millions) Switzerland International Switzerland International
December 31, 2020 2019 2020 2019 2020 2019 2020 2019
PBO
13
3,769
5,131
7,346
13
3,769
5,008
7,228
ABO
13
3,769
5,056
7,156
13
3,769
4,942
7,054
Fair value of plan assets
9
3,588
4,120
5,643
9
3,588
4,004
5,537

All of the Company's other postretirement benefit plans

are unfunded.

Components of net periodic benefit cost
Net periodic benefit cost consisted of the following:
Defined pension Other postretirement
benefits benefits
Switzerland International International
($ in millions) 2020 2019 2018 2020 2019 2018 2020 2019 2018
Operational pension cost:
Service cost
74
76
92
92
113
122
1
1
1
Operational pension cost
74
76
92
92
113
122
1
1
1
Non-operational pension cost (credit):
Interest cost
6
15
30
111
174
198
3
4
4
Expected return on plan assets
(123)
(112)
(117)
(253)
(276)
(305)
— — —
Amortization of prior service cost (credit)
(11)
(14)
(15)
2
2
1
(2)
(5)
(5)
Amortization of net actuarial loss
7
— —
109
108
92
(3)
(3)
(1)
Curtailments, settlements and special
termination benefits
6
11
—
644
27
23
—
(10)
—
Non-operational pension cost (credit)
(115)
(100)
(102)
613
35
9
(2)
(14)
(2)
Net periodic benefit cost
(41)
(24)
(10)
705
148
131
(1)
(13)
(1)

The components of net periodic benefit cost other than

the service cost component are included in the line Non-
operational pension (cost) credit in the income statement.

Net periodic benefit cost includes $
121

million, $
47

million
and $
45

million in 2020, 2019 and 2018, respectively,

related to discontinued operations.

Assumptions
The following weighted-average assumptions were used

to determine benefit obligations:
December 31,
2020 2019 2020 2019 2020 2019
Defined pension Other postretirement
benefits benefits
(in %) Switzerland International International
Discount rate
—
0.2
1.6
2.0
2.1
2.8
Rate of compensation increase

— —
1.0
2.2
0.2
0.2
Rate of pension increase — —
1.4
1.3
— —
Cash balance interest credit rate
1.0
1.0
2.1
1.6
— —

For the Company’s significant

benefit plans, the discount rate used at each measurement

date is set based on a
high-quality corporate bond yield curve (derived based

on bond universe information sourced from reputable third-party index and data providers and rating agencies)

reflecting the timing, amount and currency of the future expected benefit
payments for the respective plan. Consistent discount rates

are used across all plans in each currency zone, based on

the
duration of the applicable plan(s) in that zone. For plans in the other countries, the discount rate is based on high quality corporate or government bond yields applicable in the respective currency, as appropriate

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
Defined pension Other postretirement
benefits benefits
Switzerland International International
(in %) 2020 2019 2018 2020 2019 2018 2020 2019 2018
Discount rate
0.3
0.8
0.8
1.9
2.8
2.6
2.8
3.9
3.2
Expected long-term rate of return on plan assets
3.0
3.0
3.0
4.3
4.9
4.9
— — —
Rate of compensation increase — — —
2.2
2.4
2.5
0.2
0.2
—
Cash balance interest credit rate
1.0
1.0
1.0
1.6
1.6
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

The assumptions used were:

December 31,
2020 2019
Health care cost trend rate assumed for next year
5.9%
6.3%
Rate to which the trend rate is assumed to decline (the ultimate trend rate)
4.9%
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
The pension plan assets are invested in diversified por

tfolios that are managed by third‑party asset managers, in
accordance with local statutory regulations, pension plan

rules and the respective plans’ investment guidelines, as
approved by the boards of trustees.
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
16
Fixed income
54
68
Real estate
22
6
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
Based on the above global asset allocation and the fair

values of the plan assets, the expected long‑term return
on assets at December 31, 2020, is
3.5

percent. The Company and the local boards of trustees regularly review the
investment performance of the asset classes and individual

asset managers. Due to the diversified nature of the
investments, the Company is of the opinion that no significant concentration of risks exists in its pension fund assets.
At December 31, 2020 and 2019, plan assets include ABB Ltd’s shares (as well as an insignificant amount of
the Company’s debt instruments)

with a total value of $
8

million and $
10

million, respectively.
The fair values of the Company’s

pension plan assets by asset class are presented below.

For further
information on the fair value hierarchy and an overview

of the Company’s valuation

techniques applied, see the “Fair
value measures” section of Note 2.

December 31, 2020
Not subject Total
($ in millions) Level 1 Level 2 to leveling
(1)
fair value
Asset class
Equity
Equity securities
180
5
185
Mutual funds/commingled funds
1,298
1,298
Emerging market mutual funds/commingled

funds
243
243
Fixed income
Government and corporate securities
389
1,415
1,804
Government and corporate—mutual funds/commingled

funds
2,876
2,876
Emerging market bonds—mutual funds/commingled

funds
547
547
Real estate
1,289
1,289
Insurance contracts
50
50
Cash and short-term investments
103
190
293
Private equity
156
156
Hedge funds
1
1
Total
672
6,624
1,446
8,742

December 31, 2019
Not subject Total
($ in millions) Level 1 Level 2 to leveling
(1)
fair value
Asset class
Equity
Equity securities
224
7
231
Mutual funds/commingled funds
1,687
23
1,710
Emerging market mutual funds/commingled

funds
339
339
Fixed income
Government and corporate securities
521
1,013
1,534
Government and corporate—mutual funds/commingled

funds
3,738
31
3,769
Emerging market bonds—mutual funds/commingled

funds
805
805
Real estate
1,433
1,433
Insurance contracts
123
123
Cash and short-term investments
101
152
253
Private equity
211
211
Hedge funds
1
1
Commodities
26
26
Total
846
7,890
1,699
10,435

(1)

Amounts relate

to assets measured

using the NAV

practical expedient

which are not

subject to leveling.

The Company applies accounting guidance related to the

presentation of certain investments using the net asset
value (NAV)

practical expedient. This accounting guidance exempts investments using this practical expedient from
categorization within the fair value hierarchy.

Investments measured at NAV

are primarily non exchange-traded
commingled or collective funds in private equity and

real estate where the fair value of the underlying assets is determined by the investment manager.

Investments in private equity can never be redeemed, but

instead the funds will
make distributions through liquidation of the underlying

assets. Total unfunded

commitments for the private equity
funds were approximately $
115

million at December 31, 2020. The real estate funds are

typically subject to a lock-in
period of up to three years after subscribing. After this

period, the real estate funds typically offer a redemption

notice of
three to twelve months.
Contributions
Employer contributions were as follows:
Defined pension Other postretirement
benefits benefits
Switzerland International International
($ in millions) 2020 2019 2020 2019 2020 2019
Total contributions

to defined benefit pension
and other postretirement benefit plans
228
91
611
115
12
10
Of which, discretionary contributions to

defined benefit pension plans
152
2
520
8
—
—

In 2020, total contributions included non‑cash contributions totaling

$
224

million of available‑for‑sale debt
securities to certain of the Company’s

pension plans in Switzerland and the United Kingdom. The

contributions in 2019
and 2018 were not significant.

The Company expects to contribute approximately

$
156

million, including $
35

million in discretionary
contributions, to its defined benefit pension plans in 2021.

Of these discretionary contributions, $
14

million are expected
to be non‑cash contributions. The Company expects to

contribute approximately $
9

million to its other postretirement
benefit plans in 2021.
The Company also contributes to a number of defined

contribution plans. The aggregate expense for these
plans in continuing operations was $
205

million, $
190

million and $
186

million in 2020, 2019 and 2018, respectively.
Contributions to multi‑employer plans were not significant

in 2020, 2019 and 2018.

Estimated future benefit payments
The expected future cash flows to be paid by the

Company’s plans in respect of pension

and other
postretirement benefit plans at December 31, 2020, are

as follows:
Defined pension Other postretirement
benefits benefits
($ in millions) Switzerland International International
2021
347
314
9
2022
235
264
9
2023
219
257
8
2024
209
261
8
2025
200
264
7
Years

2026 - 2030
877
1,308
29

Note 18—Sharebased payment arrangements
The Company has granted share-based instruments to its employees under
three

principal share‑based payment
plans, as more fully described in the respective sections below.

Compensation cost for equity‑settled awards is recorded
in Total cost of

sales and in Selling, general and administrative expenses and totaled $
44

million, $
46

million and
$
50

million in 2020, 2019 and 2018, respectively,

while compensation cost for cash‑settled awards, recorded

in Selling,
general and administrative expenses, was not significant,

as mentioned in the WARs,

LTIP

and Other share‑based
payments sections of this note. The total tax benefit

recognized in 2020,

2019 and 2018 was not significant.
At December 31, 2020, the Company had the ability

to issue up to
94

million new shares out of contingent
capital in connection with share‑based payment arrangements.

In addition,
28

million of the
137

million shares held by
the Company as treasury stock at December 31, 2020

,

could be used to settle share‑based payment arrangements.
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

in Swiss francs.
Management Incentive Plan
Up to 2019, the Company offered, under the MIP,

options and cash‑settled WARs

to key employees for
no
consideration. Starting in 2020, the employee group previously eligible to receive grants under the MIP were granted
shares under the LTIP

(see LTIP section

below) and consequently no grants were made in 2020

under the MIP.
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
six years

from the date of grant.
Options
The fair value of each option was estimated on the date

of grant using a lattice model that used the assumptions
noted in the table below.

Expected volatilities were based on implied volatilities from equivalent listed warrants on
ABB Ltd shares. The expected term of the options granted

is the contractual
six‑year

life of each option, based on the
fact that after the vesting period, a participant can elect to sell the option rather than exercise the right to purchase
shares, thereby also realizing the time value of the options.

The risk‑free rate was based on a
six‑year

Swiss franc
interest rate, reflecting the six‑year

contractual life of the options. In estimating forfeitures, the

Company used data from
previous comparable MIP launches.
2019 2018
Expected volatility

19%
17%
Dividend yield

4.7%
3.1%
Expected term

6 years
6 years
Risk-free interest rate

-0.9%
-0.1%

Presented below is a summary of the activity related

to options under the MIP:

Weighted- Weighted- Aggregate
average average intrinsic
exercise remaining value
Number of Number of price contractual (in millions
options shares (in Swiss term of Swiss
(in millions) (in millions)
(1)
francs)
(2)
(in years)
francs)
(3)
Outstanding at January 1, 2020
417.6
83.5
21.13
Exercised
(4)
(72.5)
(14.5)
21.00
Forfeited
(8.9)
(1.8)
21.16
Expired
(0.1)
—
21.00
Outstanding at December 31, 2020
336.1
67.2
21.16
2.5
239
Vested and expected

to vest at December 31, 2020
336.1
67.2
21.16
2.5
239
Exercisable at December 31, 2020
261.0
52.2
21.15
2.0
186

(1)

Information presented

reflects the number

of ABB Ltd shares

that can be received

upon exercise,

as options have

a conversion ratio

of
5
:1.
(2)

Information presented

reflects the exercise

price per ABB

Ltd share.
(3)

Computed using

the closing

price, in Swiss

francs, of ABB

Ltd shares on

the SIX Swiss

Exchange and the

exercise price

of each option
in Swiss francs.
(4)

The cash received

upon exercise

amounted to approximately

$
334

million. The

shares were delivered

out of treasury

stock.

At December 31, 2020, there was $
12

million of total unrecognized compensation cost related to non‑vested options granted under the MIP.

That cost is expected to be recognized over a weighted‑average period of
1.3

years. The
weighted‑average grant‑date fair value (per option)

of options granted during 2019 and 2018 was
0.34

Swiss francs and
0.46

Swiss francs, respectively. As mentioned

previously, no options

were granted in 2020. In 2020 and 2018, the
aggregate intrinsic value (on the date of exercise) of options exercised was $
38

million and $
13

million, respectively,
while the amount in 2019 was not significant.

Presented below is a summary,

by launch, related to options outstanding at December 31,

2020:

Weighted-
average
Number of Number of remaining
options shares contractual
Exercise price (in Swiss francs)
(1)
(in millions) (in millions)
(2)
term (in years)
19.50
77.9
15.6
0.6
21.50
72.7
14.5
1.7
22.50
63.9
12.8
2.6
23.50
62.4
12.5
3.7
19.00
59.2
11.8
4.7
Total

number of options and shares
336.1
67.2
2.5

(1)

Information presented

reflects the exercise

price per share

of ABB Ltd.
(2)

Information presented

reflects the number

of shares of

ABB Ltd that can

be received upon

exercise.

WARs
As each WAR

gives the holder the right to receive cash equal to

the market price of the equivalent listed
warrant on date of exercise, the Company records a

liability based upon the fair value of outstanding WARs

at each
period end, accreted on a straight‑line basis over the three‑year vesting period. In Selling, general and administrative
expenses, the Company records the changes in both

the fair value and vested portion of the outstanding WARs.

To
hedge its exposure to fluctuations in the fair value of outstanding

WARs,

the Company purchased cash‑settled call
options, which entitle the Company to receive amounts

equivalent to its obligations under the outstanding WARs.

The
cash‑settled call options are recorded as derivatives measured at fair value (see Note 6), with subsequent changes in

fair
value recorded in Selling, general and administrative expenses to the extent that they offset the change in fair value

of
the liability for the WARs.

The total impact in Selling, general and administrative

expenses in 2020, 2019 and 2018 was
not significant.
The aggregate fair value of outstanding WARs

was $
21

million and $
26

million at December 31, 2020 and
2019, respectively.

The fair value of WARs

was determined based upon the trading price of equivalent

warrants listed
on the SIX Swiss Exchange.
Presented below is a summary of the activity related

to WARs:

Number of WARs
(in millions)
Outstanding at January 1, 2020
39.9
Exercised
(17.1)
Forfeited
(0.7)
Outstanding at December 31, 2020
22.1
Exercisable at December 31, 2020
9.0

The aggregate fair value at date of grant of WARs

granted in 2019 and 2018 was not significant.

As mentioned
previously,
no

grants were made in 2020 under the MIP.

In 2020, share‑based liabilities of $
13

million were paid upon
exercise of WARs

by participants. The amounts in 2019 and 2018 were

not significant.

Employee Share Acquisition Plan
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
2020 2019 2018
Expected volatility

24%
18%
19%
Dividend yield

3.8%
4.1%
4.1%
Expected term

1 year
1 year
1 year
Risk-free interest rate

-0.7%
-0.7%
-0.6%

Presented below is a summary of activity under the ESAP:

Weighted- Weighted- Aggregate
average average intrinsic
exercise remaining value
Number of price contractual (in millions
shares (in Swiss term of Swiss
(in millions)
(1)
francs)
(2)
(in years) francs)
(2)(3)
Outstanding at January 1, 2020
2.3
20.78
Granted
2.1
22.87
Forfeited
(0.1)
20.79
Exercised
(4)
(1.4)
20.78
Not exercised (savings returned plus interest)
(0.8)
20.78
Outstanding at December 31, 2020
2.1
22.87
0.8
3.9
Vested and expected

to vest at December 31, 2020
2.0
22.87
0.8
3.8
Exercisable at December 31, 2020 — — — —

(1)

Includes shares

represented by

ADS.
(2)

Information presented

for ADS is based

on equivalent

Swiss franc denominated

awards.
(3)

Computed using

the closing

price, in Swiss

francs, of ABB

Ltd shares on

the SIX Swiss

Exchange and the

exercise price

of each option
in Swiss francs.
(4)

The cash received

in 2020 upon

exercise was approximately

$
28

million. The

shares were delivered

out of treasury

stock.

The exercise prices per ABB Ltd share and per ADS of
22.87

Swiss francs and $
24.93
, respectively, for

the
2020 grant,
20.78

Swiss francs and $
20.17
, respectively, for the

2019 grant, and
20.38

Swiss francs and $
20.37
,
respectively, for the

2018 grant were determined using the closing price of the

ABB Ltd share on the SIX Swiss
Exchange and ADS on the New York

Stock Exchange on the respective grant dates.

At December 31, 2020, the total unrecognized compensation

cost related to non‑vested options granted under
the ESAP was not significant. The weighted‑average

grant‑date fair value (per option) of options granted during

2020,
2019 and 2018 was
1.67

Swiss francs,
1.05

Swiss francs and
1.10

Swiss francs, respectively.

The total intrinsic value
(on the date of exercise) of options exercised in 2020,

2019 and 2018 was not significant.
Long-Term

Incentive Plan
The long‑term incentive plan (LTIP)

involves annual grants of the Company’s

stock subject to certain
conditions (Performance Shares) to members of the Company’s

Executive Committee and selected other senior
executives, as defined in the terms of the LTIP.

In 2020, certain of the employee group previously eligible

to receive
grants under the MIP are now included in the LTIP.

The ultimate amount delivered under the LTIP’s

Performance
Shares grant is based on achieving certain results against targets,

as set out below,

over a
three-year

period from grant
and the final amount is delivered to the participants at the end of this period. In addition, for certain awards to vest, the participant has to fulfill a three-year

service condition as defined in the terms and conditions of the

LTIP.
The Performance Shares under the 2020, 2019 and 2018

LTIP launch

es include a performance component,
based on the Company’s earnings

per share performance, and a market component, based

on the Company’s relative
total shareholder return.
For the relative total shareholder return component

of the Performance Shares,

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
200

percent of the conditional
grant).

For the earnings per share performance component

of the Performance Shares,

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
200

percent of the conditional grant).
Under the 2019 and 2018 LTIP

launches, participants receive
65

percent of the shares that have vested in the
form of shares and
35

percent of the value of the shares that have vested in

cash, with the possibility to elect to also
receive the
35

percent portion in shares rather than in cash. Under the

2020 LTIP

launches, participants generally do not
have the ability to receive any of the award in cash,

subject to legal restrictions in certain jurisdictions.
Presented below is a summary of activity under the Performance

Shares of the LTIP:

Weighted-average
Number of grant-date
Performance Shares fair value per share
(in millions) (Swiss francs)
Nonvested at January 1, 2020
1.0
19.26
Granted
1.4
10.50
Vested
(0.7)
15.72
Forfeited
(0.4)
16.41
Nonvested at December 31, 2020
1.3
12.76

The aggregate fair value, at the dates of grant, of Performance

Shares granted in 2019 and 2018 was
$
18

million and $
19

million, respectively,

while in 2020 it was not significant. The total grant-date

fair value of shares
that vested during 2019 and 2018 was $
21

million and $
17

million, respectively.

The amount in 2020 was not
significant.

The weighted-average grant-date fair value (per share) of

shares granted during 2020, 2019 and 2018 was
10.50

Swiss francs,
15.94

Swiss francs and
21.97

Swiss francs, respectively.

Starting in 2020, key employees which were previously

eligible to participate in the MIP and which were not
included in the employee group granted the Performance

Shares described above, were granted Restricted Shares of the
Company under the LTIP.

The Restricted Shares do not have performance conditions and vest over

a
three-year

period
from the grant date.
Presented below is a summary of activity under the Restricted

Shares of the LTIP:

Weighted-average
Number of grant-date
Restricted Shares fair value per share
(in millions) (Swiss francs)
Nonvested at January 1, 2020
—
—
Granted
1.3
15.76
Forfeited
(0.1)
15.20
Nonvested at December 31, 2020
1.2
15.80

The aggregate fair value, at the dates of grant, of Restricted

Shares granted in 2020 was $
22

million. The
weighted‑average grant‑date fair value (per share) of

shares granted during 2020 was
15.76

Swiss francs.
Equity‑settled awards are recorded in the Additional

paid‑in capital component of Stockholders’ equity,

with
compensation cost recorded in Selling, general and administrative expenses over the vesting period (which is from grant
date to the end of the vesting period) based on the grant‑date fair value of the shares. Cash‑settled awards are recorded

as
a liability, remeasured

at fair value at each reporting date for the percentage vested,

with changes in the liability
recorded in Selling, general and administrative expenses.
At December 31,

2020, total unrecognized compensation cost related to equity‑settled awards under the LTIP
was $
34

million and is expected to be recognized over a weighted-average period of
2.3

years. The compensation cost
recorded in 2020, 2019 and 2018 for cash‑settled awards was

not significant.
For the relative total shareholder return component

of the LTIP

launches, the fair value of granted shares at
grant date, for equity‑settled awards, and at each reporting date, for cash‑settled awards, is determined using a Monte
Carlo simulation model. The main inputs to this model

are the Company’s share price

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

EBITA
margin expectations.
Other share‑based payments
The Company has other minor share‑based payment arrangements with certain employees. The compensation
cost related to these arrangements in 2020, 2019 and

2018 was not significant.

Note 19—Stockholders' equity
At both December 31, 2020 and 2019, the Company had
2,672

million authorized shares, of which
2,168

million were registered and issued.

At the Annual General Meeting of Shareholders (AGM)

in March 2020,

the shareholders approved the proposal
of the Board of Directors to distribute a total of
0.80

Swiss francs per share. The approved dividend distribution
amounted to $
1,758

million and was paid in April 2020. At the AGM in March

2019, the shareholders approved the
proposal of the Board of Directors to distribute a total

of
0.80

Swiss francs per share. The approved dividend distribution
amounted to $
1,675

million and was paid in May 2019. At the AGM in March

2018, the shareholders approved the
proposal of the Board of Directors to distribute a total

of
0.78

Swiss francs per share. The approved dividend distribution
amounted to $
1,736

million and was paid in April 2018.
In July 2020, the Company announced it initially intends

to buy
10

percent of its share capital (which at the
time represented a maximum of
180

million shares, in addition to those already held in treasury)

through the share
buyback program that started in July 2020. The share

buyback program is executed on a second trading line on the SIX
Swiss Exchange and is planned to run until the Company’s

AGM in March 2021. At the AGM the Company intends to
request shareholder approval to cancel the shares purchased

through this program. In 2020, under this program,

the
Company purchased
109

million shares for cancellation, resulting in an increase in

Treasury Stock of $
2,835

million.
In addition to the ongoing share buyback program,

in the fourth quarter of 2020,

the Company purchased
13

million of its own shares on the open market mainly for

use in connection with its employee share plans. These
transactions resulted in an increase in Treasury

stock of $
346

million. In the first quarter of 2018, the Company
purchased on the open market an aggregate of
10

million of its own shares to be available for delivery under its
employee share programs. These transactions resulted in an

increase in Treasury stock of $
249

million.
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

At December 31, 2020, such call options
representing
9.7

million shares and with strike prices ranging from
19.00

to
23.50

Swiss francs (weighted‑average strike
price of
21.15

Swiss francs) were held by the bank. The call options expire in periods ranging from August 2021 to
August 2025. However, only
5.3

million of these instruments, with strike prices ranging from
19.00

to
23.50

Swiss
francs (weighted‑average strike price of
20.99

Swiss francs), could be exercised at December 31, 2020, under the terms
of the agreement with the bank.
In addition to the above, at December 31, 2020,

the Company had further outstanding obligations to deliver:
•

up to
15.6

million shares relating to the options granted under the 2015 launch of the MIP,

with a strike
price of
19.50

Swiss francs, vested in August 2018 and expiring in August 2021,
•

up to
14.5

million shares relating to the options granted under the 2016 launch of the MIP,

with a strike
price of
21.50

Swiss francs, vested in August 2019 and expiring in August 2022,
•

up to
12.8

million shares relating to the options granted under the 2017 launch of the MIP,

with a strike
price of
22.50

Swiss francs, vested in August 2020 and expiring in August 2023,
•

up to
12.5

million shares relating to the options granted under the 2018 launch of the MIP,

with a strike
price of
23.50

Swiss francs, vesting in August 2021 and expiring in August 2024,
•

up to
11.8

million shares relating to the options granted under the 2019 launch of the MIP,

with a strike
price of
19.00

Swiss francs, vesting in August 2022 and expiring in August 2025,
•

up to
2.1

million shares relating to the ESAP,

vesting and expiring in October 2021,
•

up to
6.7

million shares to Eligible Participants under the 2020, 2019 and

2018 launches of the LTIP,
vesting and expiring in April 2023, May 2022 and

April 2021, respectively,

and
•

approximately
1

million shares in connection with certain other share‑based payment arrangements with
employees.

See Note 18 for a description of the above share‑based

payment arrangements.
In 2020 and 2018, the Company delivered
16.5

million and
2.4

million shares, respectively,

out of treasury
stock, for options exercised in relation to the MIP,

while in 2019 the amount was not significant. In addition,

in 2020
and 2019 the Company delivered
1.4

million and
0.5

million shares from treasury stock under the ESAP.
No

shares were
delivered in 2018 under the ESAP.
Amounts available to be distributed as dividends to

the stockholders of ABB Ltd are based on the requirements
of Swiss law and ABB Ltd’s Articles

of Incorporation, and are determined based on amounts presented in the
unconsolidated financial statements of ABB Ltd, prepared

in accordance

with Swiss law. At December

31, 2020,

the
total unconsolidated stockholders’ equity of ABB Ltd was
9,063

million Swiss francs ($
10,287

million), including
260

million Swiss francs ($
295

million) representing share capital,
12,032

million Swiss francs ($
13,657

million)
representing reserves and
3,229

million Swiss francs ($
3,665

million) representing a reduction of equity for own shares
(treasury stock). Of the reserves,
3,229

million Swiss francs ($
3,665

million) relating to own shares and
52

million
Swiss francs ($
59

million) representing
20

percent of share capital, are restricted and not available for distribution.
In February 2021, the Company announced that a

proposal will be put to the 2021 AGM for approval by the
shareholders to distribute
0.80

Swiss francs per share to shareholders.
Subsequent events
Subsequent to December 31, 2020, and up to February

24, 2021, the Company purchased, under the share
buyback program, an additional
14

million shares, for approximately $
400

million, and, on the open market, an
additional
13

million shares, for approximately $
378

million.

Note 20—Earnings per share
Basic earnings per share is calculated by dividing income

by the weighted‑average number of shares
outstanding during the year.

Diluted earnings per share is calculated by dividing income by the weighted‑average
number of shares outstanding during the year,

assuming that all potentially dilutive

securities were exercised, if dilutive.
Potentially dilutive securities comprise outstanding written call options and outstanding options and shares granted
subject to certain conditions under the Company’s

share‑based payment arrangements. In 2020, 2019 and 2018,
outstanding securities representing a maximum of
65

million,
81

million and
88

million shares, respectively,

were
excluded from the calculation of diluted earnings per

share as their inclusion would have been antidilutive.

Basic earnings per share:
($ in millions, except per share data in $) 2020 2019 2018
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax

294
1,043
1,514
Income from discontinued operations, net of tax

4,852
396
659
Net income

5,146
1,439
2,173
Weighted-average number

of shares outstanding (in millions)
2,111
2,133
2,132
Basic earnings per share attributable

to ABB shareholders:
Income from continuing operations, net of tax

0.14
0.49
0.71
Income from discontinued operations, net of tax

2.30
0.19
0.31
Net income

2.44
0.67
1.02

Diluted earnings per share:
($ in millions, except per share data in $) 2020 2019 2018
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax

294
1,043
1,514
Income from discontinued operations, net of tax

4,852
396
659
Net income

5,146
1,439
2,173
Weighted-average

number of shares outstanding (in millions)

2,111
2,133
2,132
Effect of dilutive securities:
Call options and shares

8
2
7
Adjusted weighted-average number of shares outstanding

(in millions)
2,119
2,135
2,139
Diluted earnings per share attributable

to ABB shareholders:
Income from continuing operations, net of tax

0.14
0.49
0.71
Income from discontinued operations, net of tax

2.29
0.19
0.31
Net income

2.43
0.67
1.02

Note 21—Other comprehensive income
The following table includes amounts recorded

within “Total other comprehensive

income (loss)” including the
related income tax effects:

2020 2019 2018
Before Tax Net of Before Tax Net of Before Tax Net of
($ in millions) tax effect tax tax effect tax tax effect tax
Foreign currency translation
adjustments:
Foreign currency translation adjustments

500
(2)
498
(130)
—
(130)
(641)
14
(627)
Gain on liquidation of foreign subsidiary — — — — — —
(31)
—
(31)
Changes attributable to divestments
519
—
519
(2)
—
(2)
12
—
12
Net change during the year
1,019
(2)
1,017
(132)
—
(132)
(660)
14
(646)
Available-for

-sale securities:
Net unrealized gains (losses) arising
during the year
31
(7)
24
16
(2)
14
(5)
1
(4)
Reclassification adjustments for net

(gains) losses included in net income
(18)
4
(14)
1
(1)
—
1
—
1
Changes attributable to divestments
(3)
—
(3)
— — — — — —
Net change during the year
10
(3)
7
17
(3)
14
(4)
1
(3)
Pension and other postretirement

plans:
Prior service (costs) credits arising
during the year
55
(12)
43
3
3
6
(11)
4
(7)
Net actuarial gains (losses) arising
during the year
(243)
43
(200)
(293)
73
(220)
(411)
59
(352)
Amortization of prior service cost (credit)

included in net income
(11)
—
(11)
(25)
(3)
(28)
(19)
(5)
(24)
Amortization of net actuarial loss included
in net income
113
(25)
88
99
(31)
68
91
(22)
69
Net losses from pension settlements
included in net income
650
(132)
518
38
(6)
32
23
(4)
19
Changes attributable to divestments
186
(35)
151
— — — — — —
Net change during the year
750
(161)
589
(178)
36
(142)
(327)
32
(295)
Cash flow hedge derivatives:
Net gains (losses) arising during the year
2
—
2
20
—
20
(51)
2
(49)
Reclassification adjustments for net (gains)
losses included in net income
(2)
2
—
(9)
—
(9)
20
1
21
Net change during the year
—
2
2
11
—
11
(31)
3
(28)
Total

other comprehensive income (loss)
1,779
(164)
1,615
(282)
33
(249)
(1,022)
50
(972)

The following table shows changes in “Accumulated other

comprehensive loss” (OCI) attributable to ABB, by
component, net of tax:

Unrealized Pension and
Unrealized

Foreign

gains (losses) other post- gains (losses)
Accumulated

currency

on available-
retirement

of cash
other
translation for-sale plan flow hedge comprehensive
($ in millions) adjustments securities adjustments derivatives loss
Balance at January 1, 2018
(2,693)
8
(1,672)
12
(4,345)
Cumulative effect of changes in
accounting principles
(1)
—
(9)
— —
(9)
Other comprehensive (loss) income
before reclassifications
(627)
(4)
(359)
(49)
(1,039)
Amounts reclassified from OCI
(19)
1
64
21
67
Total other

comprehensive (loss) income
(646)
(3)
(295)
(28)
(972)
Less:
Amounts attributable to noncontrolling
interests
(15)
— — —
(15)
Balance at December 31, 2018
(3,324)
(4)
(1,967)
(16)
(5,311)
Adoption of an accounting

standard update
(2)
— —
(36)
—
(36)
Other comprehensive (loss) income
before reclassifications
(130)
14
(214)
20
(310)
Amounts reclassified from OCI
(2)
—
72
(9)
61
Total other

comprehensive (loss) income
(132)
14
(142)
11
(249)
Less:
Amounts attributable to noncontrolling
interests
(6)
— — —
(6)
Balance at December 31, 2019
(3,450)
10
(2,145)
(5)
(5,590)
Other comprehensive (loss) income
before reclassifications
498
24
(157)
2
367
Amounts reclassified from OCI
519
(17)
746
—
1,248
Total

other comprehensive (loss) income
1,017
7
589
2
1,615
Less:
Amounts attributable to noncontrolling
interests
27
— — —
27
Balance at December 31, 2020
(2,460)
17
(1,556)
(3)
(4,002)

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

($ in millions) Location of (gains) losses
Details about OCI components reclassified from OCI 2020 2019 2018
Foreign currency

translation adjustments:
Gain on liquidation of foreign subsidiary Other income (expense), net — —
(31)
Changes attributable to divestments:

- Loss on solar inverters business (see Note 4)
Other income (expense), net
99
— —

- Losses (gains) on other divestments, net
Other income (expense), net —
(2)
12

- Loss on Power Grids business (see Note 3)
Income from discontinued

operations, net of tax
420
— —
Amounts reclassified from OCI
519
(2)
(19)
Pension and other postretirement

plan adjustments:
Amortization of prior service cost (credit) Non-operational pension (cost) credit
(1)
(11)
(25)
(19)
Amortization of net actuarial loss Non-operational pension (cost) credit
(1)
113
99
91
Net losses from pension

settlements and curtailments Non-operational pension (cost) credit
(1)
650
38
23
Changes attributable to divestments
Income from discontinued

operations, net of tax
(2)
186
— —
Total

before tax

938
112
95
Tax

Income tax expense
(157)
(40)
(31)
Changes in tax attributable to divestments
Income from discontinued

operations, net of tax
(2)
(35)
— —
Amounts reclassified from OCI
746
72
64

(1)

Amounts include

a total of $
94

million, $
6

million and $
12

million in 2020,

2019 and 2018,

respectively,

reclassified from

OCI to
Income from discontinued

operations (see

Note 3).
(2)

Amounts represent

the reclassification

of OCI relating

to pensions,

including tax,

on divestment

of the Power

Grids business.

The amounts reclassified out of OCI in respect of Unrealized gains (losses) on available‑for‑sale securities and
Unrealized gains (losses) of cash flow hedge derivatives

were not significant in 2020, 2019 and 2018.

Note 22—Restructuring and related expenses

OS program
In December 2018, the Company announced a two-year

restructuring program with the objective of simplifying
its business model

and structure through the implementation of a new organizational structure driven by its businesses.
The program resulted in the elimination of the country

and regional structures within the previous matrix organization, including the elimination of the three regional Executive

Committee roles. The operating businesses are now responsible for both their customer-facing activities and business

support functions, while the remaining Group-level

corporate
activities primarily focus on Group strategy,

portfolio and performance management and capital allocation. During the
year ended December 2020, the total program costs, originally estimated to be $
350

million, were reduced by
$
41

million to $
309

million, mainly due to reductions in both estimated costs and number of projects planned. As of
December 31, 2020, the Company has incurred substantially

all costs related to the OS program.

The following table outlines the costs incurred in 2020,

2019, 2018 and the cumulative costs incurred under the
program per operating segment as well as Corporate and

Other:

Cumulative costs
Costs incurred in incurred up to
($ in millions) 2020 2019 2018 December 31, 2020
Electrification
35
18
32
85
Industrial Automation

37
3
21
61
Motion

18
6
1
25
Robotics & Discrete Automation
10
8
—
18
Corporate and Other

49
54
11
114
Total
149
89
65
303

The Company recorded the following expenses, net of

change in estimates, under this program:

Cumulative costs
Costs incurred in incurred up to
($ in millions) 2020 2019 2018 December 31, 2020
Employee severance costs
109
81
65
255
Estimated contract settlement, loss order and other costs
17
1
—
18
Inventory and long-lived asset impairments
23
7
—
30
Total
149
89
65
303

Restructuring expenses recorded for this program are included in the following line items in the Consolidated
Income Statements:
($ in millions) 2020 2019 2018
Total cost of sales

38
8
35
Selling, general and administrative expenses

37
46
23
Non-order related research and development expenses

4
1
3
Other income (expense), net

70
34
4
Total
149
89
65

Liabilities associated with the OS program are included

primarily in Other provisions.

The following table
shows the activity from the beginning of the program

to December 31, 2020:

Contract settlement,

Employee loss order
($ in millions) severance costs

and other costs
Total
Liability at January 1, 2018
—
—
—
Expenses

65
—
65
Liability at December 31, 2018
65
—
65
Expenses

111
1
112
Cash payments

(44)
(1)
(45)
Change in estimates
(30)
—
(30)
Exchange rate differences

(3)
—
(3)
Liability at December 31, 2019
99
—
99
Expenses

119
17
136
Cash payments

(91)
(15)
(106)
Change in estimates
(10)
—
(10)
Exchange rate differences

4
—
4
Liability at December 31, 2020
121
2
123

Other restructuring-related activities
In addition, during 2020,

2019 and 2018, the Company executed various other

restructuring‑related activities
and incurred the following charges, net of changes

in estimates:

($ in millions) 2020 2019 2018
Employee severance costs

164
55
74
Estimated contract settlement, loss order and other costs
18
37
29
Inventory and long-lived asset impairments

12
22
13
Total
194
114
116

Expenses associated with these activities are recorded in

the following line items in the Consolidated Income
Statements:
($ in millions) 2020 2019 2018
Total cost of sales

95
46
24
Selling, general and administrative expenses

50
4
52
Non-order related research and development expenses

10
—
2
Other income (expense), net

39
64
38
Total
194
114
116

At December 31, 2020 and 2019, $
233

million and $
189

million, respectively,

was recorded for other
restructuring-related liabilities and is primarily included

in “Other provisions”.

Note 23—Operating segment and geographic data
The Chief Operating Decision Maker (CODM) is the Chief

Executive Officer.

The CODM allocates resources
to and assesses the performance of each operating segment

using the information outlined below.

The Company is
organized into the following segments,

based on products and services: Electrification, Industrial Automati on, Motion,
and Robotics & Discrete Automation. The remaining operations of the Company are included in Corporate and Other

.
A description of the types of products and services provided by each reportable segment is as follows:
•

Electrification:

manufactures and sells electrical products and solutions

which are designed to provide
safe, smart and sustainable electrical flow from the substation to the socket. The portfolio of increasingly
digital and connected solutions includes electric vehicle

charging infrastructure, renewable power
solutions, modular substation packages, distribution automation products, switchboard and panelboards,
switchgear, UPS solutions, circuit breakers,

measuring and sensing devices, control products, wiring
accessories, enclosures and cabling systems and intelligent

home and building solutions, designed to
integrate and automate lighting, heating, ventilation, security and data communication networks. The
products and services are delivered through five operating

Divisions: Distribution Solutions, Smart Power,
Smart Buildings, Installation Products and Power Conversion

.
•

Industrial Automation:
develops and sells a broad range of industry-specific, integrated automation and
electrification systems and solutions, as well as digital solutions,

lifecycle services and artificial
intelligence applications for the process

and hybrid industries. Products and solutions include process

and
discrete control technologies, advanced process control

software and manufacturing execution systems,
sensing, measurement and analytical instrumentation,

electric ship propulsion systems and large
turbochargers. In addition, the Business Area offers

a comprehensive range of services ranging from repair
to advanced services such as remote monitoring, preventive

maintenance, asset performance management
and cybersecurity services. The products and services

are delivered through five operating Divisions:
Energy Industries, Process Industries, Marine &

Ports, Turbocharging, and Measurement

& Analytics.

•

Motion:
manufactures and sells drives, motors, generators, traction converters and mechanical power
transmission products that are driving the low-carbon

future for industries, cities, infrastructure and
transportation. These products, digital technology and

related services enable industrial customers to
increase energy efficiency,

improve safety and reliability,

and achieve precise control of their processes.
Building on over 130 years of cumulative experience in electric powertrains, the Business Area combines
domain expertise and technology to deliver the

optimum solution for a wide range of applications in all
industrial segments. In addition, the Business Area, along

with partners, has an unmatched global service
presence. These products and services are delivered

through six operating Divisions: Motors & Generators,
Drive Products, System Drives, Service, Traction

and Mechanical Power Transmission.
•

Robotics & Discrete Automation:

delivers its products, solutions and services through two operating
Divisions: Robotics and Machine

Automation. Robotics includes: industrial robots, software,

robotic
solutions and systems, field services, spare parts, and

digital services. Machine Automation specializes in
solutions based on its programmable logic controllers

(PLC), industrial PCs (IPC), servo motion, transport
systems and machine vision. Both Divisions offer

engineering and simulation software as well as a
comprehensive range of digital solutions.
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
•

acquisition-

and divestment-related expenses and integration costs,
•

other income/expense relating to the Power Grids joint

venture,
•

certain other non-operational items, as well as
•

foreign exchange/commodity timing differences

in income from operations consisting of: (a) unrealized
gains and losses on derivatives (foreign exchange, commodities,

embedded derivatives), (b) realized gains
and losses on derivatives where the underlying hedged

transaction has not yet been realized, and
(c) unrealized foreign exchange movements on receivables/payables

(and related assets/liabilities).
Certain other non-operational items generally includes:

certain regulatory, compliance

and legal costs, certain
asset write downs/impairments (including impairment

of goodwill) and certain other fair value changes,

as well as other
items which are determined by management on a case‑by‑case basis.

The CODM primarily reviews the results of each segment

on a basis that is before the elimination of profits
made on inventory sales between segments. Segment

results below are presented before these eliminations, with a total deduction for intersegment profits to arrive at the Company

’s consolidated Operational

EBITA. Intersegment

sales and
transfers are accounted for as if the sales and transfers were to third parties, at current market prices.
The following tables present disaggregated segment

revenues from contracts with customers for 2020, 2019
and 2018:

2020
($ in millions) Electrification
Industrial
Automation Motion
Robotics &
Discrete
Automation
Corporate and
Other Total
Geographical markets

Europe

4,008
2,322
1,934
1,429
15
9,708

The Americas

4,050
1,321
2,173
385
7
7,936
of which: United States
3,093
805
1,846
270
5
6,019

Asia, Middle East and Africa

3,506
2,038
1,807
1,024
7
8,382
of which: China

1,820
628
926
714
3
4,091
11,564
5,681
5,914
2,838
29
26,026
Product type

Products
9,951
1,263
5,040
1,635
53
17,942

Systems
743
1,665
—
780
(24)
3,164

Services and software
870
2,753
874
423
—
4,920
11,564
5,681
5,914
2,838
29
26,026

Third-party revenues
11,564
5,681
5,914
2,838
29
26,026

Intersegment revenues
(1)
360
111
495
69
(927)
108
Total

revenues
11,924
5,792
6,409
2,907
(898)
26,134

2019
($ in millions) Electrification
Industrial
Automation Motion
Robotics &
Discrete
Automation
Corporate and
Other Total
Geographical markets

Europe

4,039
2,416
1,879
1,634
36
10,004

The Americas

4,568
1,582
2,315
453
1
8,919
of which: United States
3,522
948
1,972
290
3
6,735

Asia, Middle East and Africa

3,665
2,153
1,827
1,157
40
8,842
of which: China

1,729
608
876
825
1
4,039
12,272
6,151
6,021
3,244
77
27,765
Product type

Products
10,315
1,439
5,152
1,785
65
18,756

Systems
958
1,648
—
968
12
3,586

Services and software
999
3,064
869
491
—
5,423
12,272
6,151
6,021
3,244
77
27,765

Third-party revenues
12,272
6,151
6,021
3,244
77
27,765

Intersegment revenues
(1)
456
122
512
70
(947)
213
Total

revenues
12,728
6,273
6,533
3,314
(870)
27,978

2018
($ in millions) Electrification
Industrial
Automation Motion
Robotics &
Discrete
Automation
Corporate and
Other Total
Geographical markets

Europe

3,881
2,475
1,862
1,737
58
10,013

The Americas

3,650
1,467
2,389
476
21
8,003
of which: United States
2,686
941
2,018
310
25
5,980

Asia, Middle East and Africa

3,680
2,449
1,699
1,339
236
9,403
of which: China

1,724
609
858
987
2
4,180
11,211
6,391
5,950
3,552
315
27,419
Product type

Products
9,679
1,528
5,111
2,019
118
18,455

Systems
617
1,853
—
1,001
197
3,668

Services and software
915
3,010
839
532
—
5,296
11,211
6,391
5,950
3,552
315
27,419

Third-party revenues
11,211
6,391
5,950
3,552
315
27,419

Intersegment revenues
(1)
475
109
513
59
(913)
243
Total

revenues
11,686
6,500
6,463
3,611
(598)
27,662

(1)

Intersegment

revenues until

June 30, 2020,

include sales

to the Power

Grids business,

which is presented

as discontinued

operations,
and are not eliminated

from Total

revenues (see Note

3).

Revenues by geography reflect the location of the customer.

In 2020, 2019 and 2018 the United States and
China are the only countries where revenue exceeded

10 percent of Total revenues

.

In each of 2020, 2019 and 2018
more than
98

percent of the Company’s total

revenues were generated from customers outside Switzerland.

The following tables present Operational EBITA,

the reconciliations of consolidated Operational EBITA

to
Income from continuing operations before taxes, as well as Depreciation and amortization, and Capital expenditure for
2020, 2019 and 2018, as well as Total

assets at December 31, 2020, 2019 and 2018:

($ in millions) 2020 2019 2018
Operational EBITA:
Electrification
1,681
1,688
1,626
Industrial Automation

451
732
914
Motion
1,075
1,082
1,023
Robotics & Discrete Automation

237
393
528
Corporate and Other:
— Non-core and divested businesses
(133)
(145)
(291)
— Stranded corporate costs
(40)
(225)
(297)
— Corporate costs and Other intersegment elimination
(372)
(418)
(498)
Total
2,899
3,107
3,005
Acquisition-related amortization
(263)
(265)
(273)
Restructuring, related and implementation costs
(1)
(410)
(300)
(172)
Changes in obligations related to divested businesses
(218)
(36)
(106)
Changes in pre-acquisition estimates
(11)
(22)
(8)
Gains and losses from sale of businesses
(2)
55
57
Fair value adjustment on assets and liabilities held for sale
(33)
(421)
—
Acquisition-

and divestment-related expenses and integration costs
(74)
(121)
(204)
Other income/expenses relating to the Power Grids joint

venture
(20)
— —
Foreign exchange/commodity timing differences in

income from operations:
Unrealized gains and losses on derivatives (foreign exchange,

commodities, embedded derivatives)
67
20
(1)
Realized gains and losses on derivatives where the underlying hedged

transaction has not yet been realized
26
8
(23)
Unrealized foreign exchange movements on receivables/payables

(and

related assets/liabilities)
(33)
(7)
(9)
Certain other non-operational items:
Costs for planned divestment of Power Grids
(86)
(141)
—
Regulatory, compliance

and legal costs
(7)
(7)
(34)
Business transformation costs
(31)
(19)
(17)
Executive Committee transition costs
(1)
(14)
—
Favorable resolution of an uncertain purchase price adjustment
36
92
—
Gain on sale of investments —
15
—
Gain on liquidation of a foreign subsidiary — —
31
Asset write downs/impairments & certain other fair value changes
(2)
(239)
(4)
(25)
Other non-operational items
(7)
(2)
5
Income from operations
1,593
1,938
2,226
Interest and dividend income
51
67
72
Interest and other finance expense
(240)
(215)
(262)
Losses from extinguishment of debt
(162)
— —
Non-operational pension (cost) credit
(401)
72
83
Income from continuing operations before

taxes
841
1,862
2,119

(1)

Amounts in 2020

and 2019 include

$
67

million and $
97

million, respectively,

of implementation

costs in relation

to the OS program.
(2)

Amount in 2020

includes goodwill

impairment charges

of $

million.

Depreciation and Total assets
(1), (2)
amortization Capital expenditures
(1)
at December 31,

($ in millions) 2020 2019 2018 2020 2019 2018 2020 2019 2018
Electrification
381
414
355
276
279
244
12,098
11,671
12,052
Industrial Automation

63
55
57
56
64
58
4,624
4,559
4,287
Motion
168
169
184
93
110
93
6,248
6,149
6,016
Robotics & Discrete
Automation
126
124
127
64
59
74
4,660
4,661
4,760
Corporate and Other
177
199
193
205
250
303
13,458
19,068
17,326
Consolidated
915
961
916
694
762
772
41,088
46,108
44,441

(1)

Capital expenditures

and Total

assets are after

intersegment

eliminations

and therefore

reflect third

-party activities

only.
(2)

At December 31,

2020, 2019 and

2018, Corporate

and Other includes

$
282

million, $
9,840

million and $
8,591

million, respectively,

of
assets in the

Power Grids business

which is reported

as discontinued

operations (see

Note 3). In addition,

at December 31,

2020,
Corporate and

Other includes

$
1,710

million related

to the equity

investment in

Hitachi ABB Power

Grids Ltd (see

Note 4).

Other geographic information
Geographic information for long-lived assets was as follows:
Long-lived assets at
December 31,
($ in millions) 2020 2019
Europe
2,822
2,565
The Americas
1,382
1,469
Asia, Middle East and Africa
940
932
Total
5,144
4,966

Long‑lived assets represent “Property,

plant and equipment, net” and “Operating lease right-of-use assets” and are shown by location of the assets. At December 31, 2020,

approximately
21

percent,
10

percent and
11

percent of the
Company’s long‑lived assets were

located in the United States, China and Switzerland,

respectively. At December

31,
2019, approximately
23

percent,
10

percent and
10

percent of the Company’s long‑lived

assets were located in the
United States, China and Switzerland, respectively.