Form 20-F
period 2021-12-31
ABB LTD
filed 2022-02-25
CIK 1091587

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________
FORM
20-F
☐
REGISTRATION STATEMENT

PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended
December 31, 2021
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
1,958,344,400

Registered Shares
_________________________________________
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities

Act.
Yes
☒

No
⬜
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Secti on 13 or 15(d) of the Securities
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

(15 U.S.C. 7262(b)) by the registered public accounting

firm that prepared or issued its audit report.

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
PART I 4
Item 1. Identity of Directors, Senior Management and Advisers
4
Item 2. Offer Statistics and Expected Timetable
4
Item 3. Key Information
4
Item 4. Information on the Company 15
Item 4A. Unresolved Staff Comments 35
Item 5.
Operating and

Financial Review and Prospects
36
Item 6. Directors, Senior Management and Employees 78
Item 7. Major Shareholders and Related Party Transactions 135
Item 8. Financial Information 136
Item 9. The Offer and Listing 137
Item 10. Additional Information 138
Item 11. Quantitative and Qualitative Disclosures About Market Risk 147
Item 12. Description of Securities Other than Equity Securities 149
PART II 150
Item 13. Defaults, Dividend Arrearages and Delinquencies 150
Item 14.
Material Modifications to the Rights of Security Holders

and Use of Proceeds
150
Item 15. Controls and Procedures 150
Item 16. [Reserved]
151
Item 16A. Audit Committee Financial Expert
151
Item 16B. Code of Ethics
151
Item 16C. Principal Accountant Fees and Services
151
Item 16D. Exemptions from the Listing Standards for Audit Committees
152
Item 16E.
Purchase of Equity Securities by Issuer and Affiliated

Purchasers
152
Item 16F. Change in Registrant’s Certifying Accountant 152
Item 16G. Corporate Governance 153
Item 16H. Mine Safety Disclosure 153
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections 153
PART III 154
Item 17. Financial Statements 154
Item 18. Financial Statements 154
Item 19. Exhibits 155

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

Our internet address is www.abb.com

or global.abb. The
information contained on or accessible from our Web

site is not incorporated into this annual report, and

you
should not consider it to be a part of this annual report.
Financial and other information
The Consolidated Financial Statements of ABB Ltd, including

the Notes thereto, as of December 31, 2021
and 2020,

and for each of the years in the three-year period

ended December 31, 2021, (our Consolidated
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

Republic of China; and (vi) “INR” and “Indian Rupee”
refer to the lawful currency of India.
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

Bank of New York

for Swiss francs on December 30,
2021, was $1.00 = CHF 0.9146.

The twelve o’clock buying rate for Swiss francs

on February 18, 2022,

was
$1.00 = CHF 0.9210.
Cautionary Note Regarding Forward-Looking Statements
This Annual Report includes forward-looking statements

within the meaning of the United States Private
Securities Litigation Reform Act of 1995. We

intend such forward-looking statements to be covered by the
safe harbor provisions for forward-looking statements

contained in Section 27A of the Securities Act of 1933,
as amended, and Section 21E of the Securities Exchange

Act of 1934, as amended (Exchange Act). These
forward-looking statements can be identified by the use of forward

-looking terminology,

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

These forward looking statements include, but are not limited to,

statements about our financial condition and
performance, operating results, liquidity and our ability

to fund our business operations and initiatives, the
impact of the COVID-19 pandemic on our business, capital

expenditure and debt service obligations, plans
regarding our capital structure, ability to take advantage

of market opportunities and drive growth, our
products and service offerings and their anticipated

performance and impact across various industries and
consumer segments, anticipated benefits to the shareholders,

planned divestments, acquisitions and
integration, and related synergies and other benefits, investment and risk management strategies, volatility in
the credit markets, oil prices, foreign currency exchange rates and other market conditions, trends and
opportunities, industry trends and expectations, changing consumer behavior and demands, our ability to
respond to changing business and economic conditions,

our comparative advantages, our commitments and
contingencies, availability of raw materials, and other plans,

goals, strategies, priorities and initiatives related
to our business, including our brand management initiative,

the implementation of ABB Way,

and cost-saving
measures, as well as, the following:
•

statements in “Item 3. Key Information—Risk Factors”,
•

statements in “Item 5. Operating and Financial Review

and Prospects” regarding our
management objectives, including our outlook, as well

as trends in results, prices, volumes,
operations, margins and overall market trends,

•

statements in “Item 8. Financial Information—Legal Proceedings”

regarding the outcome of
certain legal and compliance matters, and
•

statements in “Item 8. Financial Information—Dividends

and Dividend Policy” regarding our policy
on future dividend payments.
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
Business, economic and industry risks
•

Our business is exposed to risks associated with the COVID-19 pandemic.
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
performance.
•

Our multi-national operations expose us to the risk of fluctuation

s

in currency exchange rates.
•

The uncertainties relating to the United Kingdom’s

new relationship with the European Union and
its potential impact on the relationship between Switzer

land and the European Union, may have
a negative effect on cross-border trade and our business.
Operational risks
•

Increased information technology (IT) security threats

and more sophisticated cyber
‑ attacks
could pose a risk to our systems, networks, products, solutions and services.
•

Our business strategy includes making strategic divestitures. There can be no assurance that
any divestitures will provide business benefit.
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
•

Undertaking long
‑
term, technically complex projects or projects that are

dependent upon factors
not wholly within our control could adversely affect

our profitability and future prospects.

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
Legal and regulatory risks
•

An inability to protect our intellectual property rights or actual or alleged infringement of a third
party’s intellectual property rights could adversely

affect our business.
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
Item 2.

Offer Statistics and Expected Timetable
Not applicable
Item 3.

Key Information
—

Risk factors
You should

carefully consider all of the information set forth in

this Annual Report and the following
description of risks and uncertainties that exist or that

we currently believe may exist. Our business, financial
condition or results of operations could be adversely affected by any of these risks. Additional risks of which
we are unaware or that we currently deem immaterial may

also impair our business operations. This Annual
Report also contains forward-looking statements that involve risks and uncertainties. Our results could differ
materially from those anticipated in these forward-looking statements as a result of certain factors, including
those described below and elsewhere in this Annual Report.

See “Cautionary Note Regarding
Forward-Looking Statements”.
—
Business,

economic and industry risks
Our business is exposed to risks associated with

the COVID-19 pandemic.
The novel coronavirus (COVID-19) pandemic has had,

and continues to have, significant impacts on the
global economy including on demand for products, operational predictability, the

movement of people and
products across borders, supply chains (including the

supply of semiconductors) and the cost of capital.

Given the global nature of our business, COVID-19

has had an adverse impact on our revenues and
operating margins in all of our businesses and is expected to continue to have an impact at least in the short
term. In particular, our Robotics

and Process Industries businesses as well as our

service businesses have
been materially impacted. The ultimate extent to which the

pandemic impacts our business, liquidity,

results
of operations and financial condition will depend on future developments,

which are highly uncertain and
cannot be predicted with confidence, including the availability and effectiveness of vaccines, future mutations
of the COVID-19 virus and any resulting impact on the

effectiveness of vaccines, the duration and

extent of
the pandemic and waves of infection, travel restrictions

and social distancing, the duration and extent of
business closures and business disruptions and the effectiveness of actions taken to contain, treat and
prevent the disease. If we or our customers experience

prolonged shutdowns or other business disruptions,
our business, liquidity,

results of operations and financial condition may

be materially adversely affected and
our ability to access the capital markets may be limited.
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

or may delay payment of,
the amounts they owe us. Customers with liquidity issues

have delayed payments of amounts they owe us
and this had lead and may lead to additional bad debt expense for us, which may adversely affect our results
of operations and cash flows. We are also subject

to the risk that the counterparties to our credit agreements and hedging transactions may go bankrupt if they suffer

catastrophic demand on their liquidity that prevents
them from fulfilling their contractual obligations to us.
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
In addition, we are subject to the risks that our business

operations in or with certain countries may be
adversely affected by trade tariffs, trade

or economic sanctions or other restrictions imposed on these countries, including the trade tensions between the United

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
If any countries where or with whom we do business are

subject to such sanctions or restrictions, our
business, consolidated operating results, financial condition and the trading price of our shares may be
adversely affected. In 2021, our total revenues

from business with countries identified by the U.S.
government as state sponsors of terrorism represented

significantly less than 1 percent of our total revenues.
Based on the amount of revenues and other relevant quantitative and qualitative factors, we have determined

that our business in 2021 with countries identified by

the U.S. government as state sponsors of terrorism was
not material.
Our operations in emerging markets expose us to risks associated with conditions in those markets.
A significant amount of our operations is conducted in the

emerging markets in South America, Asia, and the
Middle East and Africa. In 2021, approximately 40 percent of our consolidated revenues were generated from
these emerging markets. Operations in emerging markets

can present risks that are not encountered in
countries with well-established economic and political systems,

including:
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
We operate in approximately 100 countries around

the world and, as of December 31, 2021, employed

about
105,000 people, of which approximately 48 percent were

located in the Europe region, approximately
28 percent in the Asia, Middle East and Africa region and

approximately 24 percent in the Americas region.
To

manage our day-to-day operations, we must deal with cultural and language barriers and assimilate
different business practices. Due to our global

nature, we deal with a range of legal and regulatory systems some of which are less developed and less well-enforced

than others. The laws and regulations to which we
are subject can change rapidly and in unexpected directions. Currency and other local regulatory limitations
related to the transfer of funds exist in a number of countries where we operate, including: China, India, the
Russian Federation, South Africa and Turkey.

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
We operate in very competitive and rapidly changi

ng markets where we regularly need to innovate and
develop products, systems, services and solutions that

address the business challenges and needs of our
customers. The nature of these challenges varies across

the geographic markets and product areas that we
serve. The markets for our products and services are characterized by evolving industry standards, which
may require us to modify our products and systems. The continual development of advanced technologies for
new products and product enhancements is an important way

in which we remain competitive and maintain
acceptable pricing levels. If we fail to keep pace with technological changes in the industrial sectors that we
serve, we may experience lower revenues, price erosion and

lower margins.
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
all.

In 2021, global supply chain constraints caused us to

experience some delays in supplier deliveries and
product shortages for various categories such as semiconductors and certain other raw materials as well as
constraints in the transportation of inbound supplies. We

took steps to mitigate supply chain shortages,
including building up buffer stocks, approving new

suppliers and redesigning certain products. Although we
were able to mitigate some disruptions and support our

business growth, we have experienced some delays
in delivering to certain of our customers and cannot assure

you that our mitigation efforts will be sufficient

to
overcome these supply chain constraints if these continue

or worsen in 2022.
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
—
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
Our business strategy includes

making strategic divestitures. There can be

no assurance that any
divestitures will provide business benefit.
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
Failed attempts to divest non-core businesses may distract

management’s attention from other business
activities, erode employee morale and customers’ confidence,

and harm our business. A divestiture could
also cause a decline in the price of our shares and increased reliance on other elements of our core business
operations. Whether we realize the anticipated benefits

of a divestment, including our divestment in 2020 of
80.1 percent of the Power Grids business and the divestment

in 2021 of our Mechanical Power Transmission
business,

depends on whether we successfully manage the related risks.

If we do not successfully manage
the risks associated with a divestiture, our business, financial condition, and results of operations could be
adversely affected.
Anticipated benefits of historical, existing and potential

future mergers, acquisitions, joint ventures
or strategic alliances may not be realized.
As part of our overall strategy,

we may, from time

to time, acquire businesses or interests in businesses,
including noncontrolling interests, or form joint ventures

or create strategic alliances. Whether we realize the
anticipated benefits, including operating synergies and cost savings, from these transactions, depends, in
part, upon the integration between the businesses involved,

the performance and development of the

underlying products, capabilities or technologies, our correct assessment of assumed liabilities and the
management of the operations in question. Accordingly,

our financial results could be adversely affected by
unanticipated performance and liability issues, transaction-related charges, amortization related to
intangibles, charges for impairment of long-term assets

and partner performance.
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

Transactions, applicable antitrust

laws, other applicable
laws or regulations or our Code of Conduct. For more information regarding investigations of past actions
taken by certain of our employees, see “Item 8. Financial

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

Additionally, a well

-publicized actual or perceived issue
relating to us or our products could adversely affect

our market reputation, which could result in a decline

in
demand for our products and reduce the trading price

of our shares. Furthermore, if we were required or we
otherwise determined to make a product recall, the costs

could be significant.
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

and
results of operations.
—
Legal and regulatory risks
An inability to protect our intellectual property rights

or actual or alleged infringement of a third
party’s intellectual property rights could

adversely affect our business.
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

Our intellectual property rights may fail
to provide us with significant competitive advantages, particularly in foreign jurisdictions that do not have, or
do not enforce, strong intellectual property rights. The weakening of protection of our trademarks, trade
dress, patents and other intellectual property rights coul

d

adversely affect our business. In addition, there
exist risks around actual or alleged infringement of third-party intellectual property rights, which could – even
with mitigation processes in place - lead to claims against

us that require significant resources to resolve. We
also may engage in legal action to protect our own intellectual property rights, and enforcing our rights may
require considerable time, money and oversight, and existing laws in the various countries in which we
provide services or solutions may offer only limited

protection.
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
Existing or pending laws and regulations intended to address climate change concerns could affect us in the
future. We have incurred, and may need to incur

additional costs to comply with these laws and regulations
and any non-compliance could adversely affect

our reputation and result in significant fines. We could

also be
affected indirectly by increased prices for goods

or services provided to us by companies that are directly
affected by these laws and regulations and pass

their increased costs through to their customers. At this
time, we cannot estimate what impact such costs may

have on our business, results of operations or financial
condition. We could also be affected by the

physical consequences of climate change itself, although

we
cannot estimate what impact those consequences might have

on our business or operations. Any such
changes could also impact our ability to achieve our 2030 Sustainability targets as well as the related costs
and resources necessary to do so.
—
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

Item 4.

Information on the Company
—
Introduction
About ABB
ABB is a leading global technology company that energizes

the transformation of society and industry to
achieve a more productive, sustainable future. By connecting software to its electrification, robotics,
automation and motion portfolio, ABB pushes the boundaries

of technology to drive performance to new
levels. With a history of excellence stretching back more

than 130 years, ABB’s success is driven by about
105,000 talented employees.
Our business is international in scope and we generate

revenues in numerous currencies. We operate

in over
100 countries across three regions: Europe, the Americas,

and Asia, Middle East and Africa. We are
headquartered in Zurich, Switzerland.
We manage our company through our four

Business Areas: Electrification, Motion, Process Automation,

and
Robotics & Discrete Automation. For a breakdown of

our consolidated revenues (i) by Business Area,

(ii) by
geographic region, and (iii) by product type, see “Item

5. Operating and Financial Review and Prospects—
Analysis of results of operations—Revenues” and “Note

23 - Operating segment and geographic data” to

our
Consolidated Financial Statements.

Until June 30, 2020, we also operated the Power Grids business,

which
is reported as discontinued operations in the Consolidated Financial

Statements (see “Discontinued
operations” section below). On July 1, 2020, we completed

the divestment of 80.1 percent of the Power Grids
business to Hitachi Ltd (Hitachi). We retain a 19.9

percent ownership interest through our investment in
Hitachi Energy Ltd, formerly Hitachi ABB Power Grids

Ltd (Hitachi Energy) which beneficially owns or
controls all the subsidiaries of the Power Grids business

.
Our principal corporate offices are located at

Affolternstrasse 44, CH 8050 Zurich, Switzerland, telephone
number +41 43 317 7111.

Our agent for U.S. federal securities law purposes is ABB

Holdings Inc., located at
305 Gregson Drive, Cary,

North Carolina 27511.

Our internet address is www.abb.com

or global.abb.

The
information contained on or accessible from our Web

site is not incorporated into this annual report, and

you
should not consider it to be a part of this annual report.

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
‑
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

This was accomplished by having ABB Ltd
issue shares to the shareholders of ABB AG and ABB AB, the

two companies that formerly owned the ABB
Group. The ABB Ltd shares were exchanged for the shares

of those two companies, which, as a result of the
share exchange and certain related transactions, became wholly
‑
owned subsidiaries of ABB Ltd.

As described above, on July 1, 2020, we divested 80.1

percent of our ownership in the Power Grids business
to Hitachi.
ABB Ltd shares are currently listed on the SIX Swiss Exchange,

the NASDAQ OMX Stockholm Exchange
and the New York

Stock Exchange (in the form of American Depositary Shares).
ABB Today
As a global leader in resource efficiency,

excelling in electrification and automation, our offering

is relevant for
the global energy transition, increased energy efficiency,

and the transition to more adaptive manufacturing
and automation, putting us right in the center of long-term

secular trends.
The ABB Purpose
The ABB Purpose captures what we do, and the ABB

Way describes how we do it. With

our Purpose at the
core, ABB strives to create superior value for customers,

employees and shareholders. The ABB Purpose is
summarized as:
•

We succeed by creating superior value.
•

We push the boundaries of technology to drive performance

to new levels.
•

We energize the transformation of society and

industry to achieve a more productive, sustainable
future.
Our core competencies
Our leadership in resource efficiency is based on our

core competencies, each of which constitutes a barrier
to entry: decades-long domain expertise, cutting-edge

technology and innovation as well as the ability to
scale operations and distribution.
With its long history,

ABB not only invented or pioneered many power and automation technologies but has
retained technology and market leadership in many of

these areas. Being present in various vertical markets
for decades with close long-term relationships with customers and channel partners has resulted in our
unique deep domain expertise, enabling a thorough understanding of customers’ needs and operations.
We continuously evolve our offering to remain

a relevant and trusted partner to our customers. Our annual
non-order related research and development spending

in 2021 amounted to approximately 4.2 percent of
revenues. We focus our research and development

expenditures on key areas of innovation and have spent
approximately $7 billion since the beginning of 2016, focusing on developing best-in-class products and
services in the fields of electrification and automation with the goal of helping our customers to increased
productivity and lower their ecological footprint.
All our four Business Areas are market leaders in their respective areas being in either the number 1 or 2
positions. Our global reach along with our extensive local

presence assists us in scaling innovations to
achieve stronger returns, which supports higher absolute investments for future growth. Active globally,

our
revenues are well-balanced across regions with customers

served directly and through a strong channel
partner network.
The ABB Way
The ABB Way is the glue that unites

our Group and comprises a select number of common processes
covering our business model, our people and culture, the ABB brand and our governance framework. It
facilitates accountability,

transparency and speed in ABB.

In our operating model, the Divisions represent the highest

level of operating decisions. They are closest to
their respective markets and customer needs. Each Division

progresses through the strategic mandates and
priorities of stability and profitability before growth. Meaning, in order to deploy full focus on organic and
acquired growth to the extent of consolidating the market, the business’ structure should be robust and
profitability should be at least in line with industry peers.

We have made good progress on the transition
through these priorities with two thirds of our Divisions,

representing approximately 60 percent of Group
revenues, now on a growth mandate.
Each Division has full accountability for its results and

carries the responsibility for business development,
and research and development for leading technology

to secure a number 1 or 2 market position. To

fully
complete the decentralized way of working at ABB, our

focus area in 2022 will be to make sure that we also
have accountability, transparency

and speed within all of the Divisions. Strong performance

management is
key in a decentralized business model. We apply a

monthly scorecard system for the Divisions and Business
Areas, based on a standardized set of Key Performance

Indicators, to support full transparency of
performance. It is accompanied by a mandatory target

to make annual productivity improvements of at least
3 percent each year.
The corporate functions focus on necessary strategic, financial and governance activities, with a lean
headcount of approximately 800 employees.
Enhanced growth profile
Over the past several years, we have taken significant

organic and inorganic actions to align our business
portfolio to more attractive growth markets, increasing

our focus on discrete industries, as well as transport
and infrastructure, that offer better growth opportunities.

Additionally, we

have increased the proportion of
sales stemming from short-cycle businesses, meaning

a reduced proportion from project-related activities,
which should reduce the risk and volatility in our earnings.

This ongoing shift towards better quality of
revenues is part of ABB’s DNA which centers

around resource-efficiency in electrification

and automation.
The responsibility for growth has been fully transferred

to the Divisions,

as they are closest to customers.
This includes both organic and acquired growth. The Divisions have the best insights into current and future
customer needs and are accountable for building their

respective business accordingly.

With more Divisions
transitioning over time from stability and profitability to

growth, we expect to see a continuous shift in our
growth profile.
Finally, the underlying

demand for our products, systems and services

is supported by strong sustainability
megatrends with more favorable regulations, improved technology and changing consumer patterns all being
positive drivers. An example of such a megatrend is sustainable transport. We estimate that approximately
10 percent of our order intake comes from this area and that we have outgrown the market in recent years.
The related segments have different commercial

maturity, including

more mature technologies which already
generate significant orders, including traction systems in rail or hybrid ships using Azipod® propulsion.
Segments that are in commercial take-off (i.e. currently

see very high growth rates) include electric vehicle
charging solutions or robotic solutions for electric

vehicle manufacturing. There are also very early-stage
segments which are still emerging and which might offer

a high potential in the future such as fully electric
mines (“eMines”) or alternative fuels such as hydrogen.
—
Businesses
Our markets
ABB is a leading global technology company with a comprehensive and increasingly digitalized offering of
electrification, motion and automation solutions. Our

exposure to customers is geographically balanced while
catering to multiple end-markets and segments. We

believe that our portfolio is well positioned to benefit from secular growth drivers, including urbanization, labor shortage,

shift to electrification, automation and
robotization, as well as other data and digitalization trends.

We are focused on creating superior customer value

through our comprehensive, modular offering,
combining traditional products and services with software

-enabled products and systems as well as digital
services and software that we sell both separately and

combined as scalable solutions. Superior software is

a
key differentiation of our digital offering

and about 60 percent of our approximately 7,000 employees

in
research and development are active in software development.
The majority of our businesses are market leaders within their respective segments. We believe market
leadership is critical, as it provides the opportunity for

price leadership, which in turn supports profitability,
enabling us to invest in further research and development to sustain our technological leadership. For a
discussion of the geographic distribution of our total revenues,

see “Item 5. Operating and Financial Review
and Prospects—Analysis of results of operations—Revenues.”
Industry market
Approximately half of our customers are industrial customers.

We serve production facilities and factories

all
around the world, from process industries such as oil and

gas, pulp and paper as well as mining, to discrete
industries including automotive, food and beverage and

consumer electronics. Automation, software and
digital services that help customers achieve improved

safety, uptime, energy

efficiency and productivity are
key to the success of our offerings in this market. The

ongoing COVID-19 pandemic has served as a
prominent reminder for companies of the importance of simplicity and flexibility in automated production and
has accelerated customer demand for the digital services

and solutions we offer.
Industrial end-markets recovered from the initial pandemic-related impacts. In discrete industries, end-
markets such as food and beverage, consumer electronics,

machine builders and general industry grew
strongly. Investments

in robotics by the automotive industry recovered

and we applied a strategic selective
order approach aimed at improving long-term profitability

in the segment.
Later-cycle process industries segments picked up especially during the second half of 2021, benefiting from
a rebound in commodity prices and generally easing

international travel restrictions. This was particularly

the
case for the oil and gas segment, while the recovery in

segments such as pulp and paper,

mining or water
and wastewater had already started earlier.
Transport & infrastructure

market
Approximately one-third of our customers operate in the transport

& infrastructure market. Our expertise
provides efficient, reliable and sustainable solutions

for these customers, with a focus on energy efficiency
and reduced operating costs.
Transport & infrastructure markets were strong

in 2021. Buildings activity rebounded from the widespread
lockdowns of the previous year.

Data center markets continued to expand,

with ABB successful in offering
bundled solutions to hyperscale and co-location customers

in particular. Underlying demand

in rail for
electrification and traction solutions was also high, while

modest growth rates were impacted by the strong
order intake in 2020. In the marine sector,

we saw continued strong order demand

for our market-leading
electric propulsion systems. Services in the cruise segment started to pick-up in the second half of 2021 in
anticipation of a recovery in cruising activities. EV charging markets also continued to see very strong growth
rates.
Utilities market
ABB delivers solutions mainly for distribution utilities

and renewables customers, while continuing to service
conventional power generation customers with our control

and automation solutions. Following the
divestment of our Power Grids business to Hitachi in July

2020, our exposure to the utilities market has
decreased significantly.
During 2021, the renewables markets saw very strong

growth after a challenging, pandemic-impacted 2020.
Business levels in the conventional power generation

market improved, albeit from a low level. Demand from
electrical distribution utilities was strong, with ongoing investments to increase grid reliability and resilience
with integrating increased renewables.

We serve industry,

transport & infrastructure and utilities through our

operating Divisions which are included
in our Business Areas. Developments in these Business

Areas are discussed in more detail below.

Revenue
figures presented in this Businesses section are before

intersegment eliminations.
—
Electrification Business Area
Overview
The products of the Electrification Business Area portfolio

are designed to enable safe, smart, and
sustainable electrification, with a full range of low- and

medium-voltage products and solutions, along with
pre-engineered packaged services and tailored solutions

for intelligent protection and connection.
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
The Electrification Business Area had approximately

50,800 employees on December 31, 2021, and
generated $13.2 billion of revenues in 2021.
Customers
The Electrification Business Area serves a wide range

of customer segments, including residential,
commercial, and industrial buildings, electric utilities, oi

l

and gas, chemicals, data centers, e-mobility,
renewables, food and beverage, and other industries

and infrastructure.
Products and Services
The Electrification Business Area’s products and

services are delivered through six operating Divisions.
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
The Smart Power Division helps protect, control, and connect people, plants, and systems with a portfolio of
low-voltage products and systems. The product offering

includes, molded-case and air-circuit breakers,
safety products including sensors, switches, contactors,

relays, and power protection solutions such as
uninterruptible power supply (UPS) solutions, status transfer switches and power distribution units.

The Smart Buildings Division helps optimize efficiency,

safety, security and

comfort

in homes and other
buildings. The Division offers digitally enabled controls

for HVAC, lighting,

shutters, and security in addition to
low-voltage products including conventional wiring accessories,

industrial plugs and sockets, emergency
lighting, DIN-rail products, and enclosures ideal for single family homes, multiple dwellings, commercial
buildings, infrastructure and industrial applications. The Division’s highly innovative solutions serve rising
global demand among developers, owners, and investors

for smart building technology,

offering significant
sustainable and financial benefits, as well as answering social and environmental needs, and addressing
customers’ carbon reduction strategies.
The Installation Products Division helps manage the connection,

protection and distribution of electrical
power. The Division’s

products are engineered to provide ease of installation

and perform in demanding and
harsh conditions, helping to ensure safety and continuous

operation for our customers and people around the
world. The commercial essentials product segment includes

electrical junction boxes, commercial fittings,
strut and cable tray metal framing systems for commercial

and residential construction. The premier industrial
product segment includes multiple product lines, such

as Ty-Rap®, T&B Liquidtight

Systems®, PVC coated
and nylon conduit systems, power connection and grounding systems,

cable protection systems of conduits
and fittings for harsh and industrial applications. The Division also manufactures solutions for medium-voltage
applications used in utility and industrial applications under its marquee brands including Elastimold
TM
reclosers and switchgear, capacitor

switches, current limiting fuses, the High Tech

Valiant
TM

full-range current
limiting fuse for fire mitigation, faulted current indicators and distribution connectors, cable accessories and
apparatus with products for overhead and underground distribution.
The Power Conversion Division supplies innovative critical

power solutions to infrastructure customers and
manufacturers of a wide range of equipment. The Division

supports its customers in telecom/5G, networking,
data centers, and industrial applications (such as oil and

gas, utility, power

generation, and robotics) in
rapidly changing, disruptive environments where information,

access and response times are redefining the
markets. The Power Conversion Division also provides

customers with reliable and efficient power that
supports increasing infrastructure requirements, ensuring

that data flows 24/7, while optimizing footprint,
energy costs and operations. The Division supports customers by providing the latest industry insights and
technology, partnering

to co-develop solutions to tackle evolving challenges.
The E-mobility Division engineers electrification solutions

to enable global,

accessible, reliable, smart and
emission-free mobility.

The Division offers to its customers a total electric

vehicle charging solution from
compact AC wall boxes and DC fast charging stations

to on-demand electric bus charging systems. The
Division also provides customers with services such as

infrastructure installation and maintenance to meet
the requirements

of the next generation of smarter mobility.

ABB Ability™ connected chargers enable fast
global service and pro-active maintenance.
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

and equipment totaled
$345 million in 2021, compared to $316

million in 2020.

Investments in 2021 were higher than in 2020 as
some investments were previously delayed in 2020 due

to the COVID-19 pandemic. Investments in 2021
principally related to capacity expansion for e-mobility

products, including the construction of a new factory in
Italy, and to footprint changes,

equipment replacement and upgrades. Geographically,

in 2021, Europe
represented 54 percent of the capital expenditures,

followed by the Americas (34 percent) and Asia, Middle
East and Africa (12 percent).
—
Motion Business Area
Overview
The Motion Business Area provides pioneering technology,

products, solutions and related services to
industrial customers to increase energy efficiency,

improve safety and reliability,

and maintain precise control
over processes. The portfolio includes motors, generators

and drives for a wide range of applications in all
industrial sectors.

The Motion Business Area had approximately 20,000

employees as of December 31, 2021, and generated
around $6.9 billion of revenues in 2021.
Products and Services
The Motion Business Area designs, manufactures and

sells drives, motors, generators and traction
converters.

Building on long-standing experience in electric powertrains,

the Business Area combines domain
expertise and technology to deliver the optimum solution for a wide range of applications for a comprehensive
range of industrial segments. In addition, the Business

Area, along with its channel partners, has an industry-
leading global service presence.
At December 31, 2021, the Motion Business Area’s

products and services are delivered through seven
operating Divisions. The Business Area divested its Mechanical

Power Transmission Division on
November 1, 2021, which designed, manufactured and

sold various mechanical power transmission products
sold under the Dodge® brand.
The Drive Products Division serves the industries and

infrastructure segments with world-class drives and
programmable logic controllers (PLC). With its products,

global scale and local presence, the Division helps
customers to improve energy efficiency,

productivity and safety.
The System Drives Division supplies high-power,

high-performance drives, drive systems and packages

for
industrial process and large infrastructure applications.

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
The Division is leading the way in digitalization by securely connecting motors and drives to help customers
prevent expensive downtime while also optimizing operations’

profitably, safely

and reliably.
The Traction Division is a recognized

leader in traction technologies that drive innovation in rail,

bus and
other modes of electric transportation. A comprehensive

range of high performance propulsion, auxiliary

and
energy storage solutions help improve energy efficiency

and contributes to making transportation more
sustainable.

The IEC Low Voltage Motors

Division is a global market leader that provides a full range of energy efficient
low voltage motors, including ultra-efficient motors

such as synchronous reluctance motors (SynRM)

to help
customers reduce power bills and cut emissions. Through a

global footprint, application expertise and with
rugged designs, the Division’s products support

customers with IEC low-voltage motor solutions that

improve
reliability and productivity in the most demanding applications

.
The Large Motors and Generators Division offers

a comprehensive product portfolio of large AC

motors and
generators. The Division’s robust, reliable and

highly efficient offerings power critical

infrastructure and
transportation across all major industries and applications

often in remote and demanding locations.
The NEMA Motors Division is a marketer,

designer and manufacturer that offers

Baldor-Reliance® industrial
electric motors, primarily in North America. The Division

focuses on quality,

reliability and efficiency to provide
a comprehensive offering of NEMA motors in the

market across most industrial segments and applications.
Customers
The Motion Business Area serves a wide range of customers

in different industrial segments such as pulp
and paper, oil and gas, metals

and mining, food and beverage, HVAC,

water and wastewater, transportation,
power generation, marine and offshore.
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
Competition
The principal competitors of the Motion Business

Area include Schneider, Siemens,

Toshiba,

WEG
Industries, SEW EURODRIVE and Danfoss.
Capital Expenditures
Capital expenditures in the Motion Business Area for property,

plant and equipment totaled $230 million in
2021, compared to $118

million in 2020. Principal investments in 2021 related

to the purchase of a formerly
leased property in China as well as equipment replacement,

footprint adjustments and automation upgrades.
Geographically,

in 2021, Asia, Middle East and Africa represented 49 percent of the capital expenditures,
followed by Europe (34 percent) and the Americas (17

percent).
—
Process Automation Business Area
Overview
In 2021, the former Industrial Automation Business

Area was renamed Process Automation and there was no
change in the composition of the Divisions. The Process

Automation Business Area offers customers in
process, hybrid and maritime industries a broad range of

integrated automation, electrical, motion and digital
systems, solutions and related services that are designed to optimize productivity,

energy efficiency,
sustainability and safety of industrial processes and operations,

based on the Business Area’s deep domain
knowledge and expertise of each end market.
The Business Area’s offering can be grouped

,

with about half relating to solutions for new and

brownfield
projects and half relating to service,

mainly for installed own products.

In some cases, the Business Area
integrates offerings from the Electrification, Motion

and Robotics & Discrete Automation Business Areas

into
its integrated systems. The Business Area’s offerings

are sold primarily through its direct sales force with a
smaller share through partners and distributors.

The Business Area had approximately 22,000 employees

as of December 31, 2021, and generated revenues
of $6.3 billion in 2021.
Customers
The Process Automation Business Area’s end customers

include companies across process, hybrid and
maritime industries. These industries include oil, gas, chemicals and plastics, mining and minerals, metals,
pulp and paper, pharmaceuticals,

food and beverage, power generation, marine

and ports.
Products and Services
The offering of the Process Automation Business

Area includes an extensive portfolio of products, solutions, digital applications and services for the control of the simplest to the most complex and critical of processes
and infrastructure. These systems can link various process

and information flows, allowing customers to
manage and control their entire business process based on

real-time information. The Business Area’s
control platform includes ABB Ability™ Distributed Control

System (DCS),

System 800xA
® , which is also an
electrical control system, a safety system and a collaboration enabler with the capacity to improve
engineering efficiency,

operator performance and asset utilization. Other control

solutions include Symphony
®
Plus (designed to address the open automation platform

needs of the Hydropower and Water

industry
segments) and our Freelance DCS solution.

Components for basic automation solutions,

process controllers,
I/O modules, panels, and Human Machine Interfaces (HMI),

are available through the Compact Product Suite
offering. The product portfolio is complemented by

a suite of ABB Ability™ Advanced Digital Services and

by
ABB Care, a subscription-based lifecycle management

program that provides services to maintain and
continually advance and enhance ABB’s distributed
control systems and optimize customers’ lifecycle

costs.
The ABB Ability™
Genix Industrial Analytics and Artificial Intelligence

Suite unlocks greater value by
contextualizing and integrating data from IT,

engineering, and operations systems to provide deep,
meaningful and actionable insights. The portfolio is complemented by a range of industry-specific products in
each Division.
The Process Automation Business Area has five operating

Divisions.
The Energy Industries Division enables safe, smart, and

sustainable projects and operations for businesses
across the oil and gas, chemicals, life sciences, power

generation and water sectors. It is committed to
driving more sustainable use of our planet’s resources

through innovative solutions that enable energy
efficient and low carbon operations across traditional

industries and support the development of new and
renewable energy models. The Division serves the

energy market with leading integrated solutions that
automate, digitalize and electrify operations across

industries. The Division’s goal is to help customers

adapt
and succeed in the rapidly changing global energy transition. Harnessing data, machine learning and AI, the
Division brings over 50 years of domain expertise delivering solutions designed to improve energy,

process
and production efficiency,

as well as reduce risk, operational cost and capital

cost, while minimizing waste for
all customers,

from project start-up and throughout the entire plant lifecycle.
The Process Industries Division serves the mining, minerals

processing, metals, aluminum, cement, pulp and
paper, battery manufacturing,

and food and beverage, as well as their associated

service industries. The
Division brings deep industry domain expertise coupled

with the ability to integrate both automation and
electrical, increase productivity and reduce overall capital and operating costs for customers. For mining,
metals and cement customers, solutions include specialized

products and services, as well as total
production systems. The Division designs, plans, engineers,

supplies, erects and commissions integrated
electrical and motion systems, including electric equipment,

drives, motors, high power rectifiers and
equipment for automation and supervisory control within

a variety of areas including mineral handling, mining
operations, aluminum smelting, hot and cold steel applications and cement production. The offering for the
pulp and paper industries includes control systems, quality

control systems, drive systems, on-line sensors,
actuators and field instruments. Digitalization solutions,

including collaborative operations and augmented
reality, help improve

plant and enterprise productivity,

and reduce maintenance and energy costs.

The Marine & Ports Division serves the shipping industry

through its extensive portfolio of integrated marine
systems and solutions that improve the flexibility,

reliability and energy efficiency of vessels. By

coupling
power, propulsion, automation,

marine software and services that ensure maximum vessel

uptime, we are
well positioned to help improve the profitability and sustainability of our customers’ business throughout the
entire lifecycle of a fleet. With ABB Ability™ Marine software solutions and ABB Ability™ Collaborative
Operations Centers around the world, shipowners and

operators can run their fleets at lower fuel and
maintenance costs, while improving crew,

passenger and cargo safety as well as overall productivity

of their
operations. Further, the Division

delivers automation, electrical systems and digital solutions for container and
bulk cargo handling, from ship to gate. These solutions

help terminal operators meet the challenge of larger
ships, taller cranes and bigger volumes per call, and make terminal operations safer, greener

and more
productive.
The portfolio of the Measurement & Analytics Division

consists of analyzers (measuring compositions of
gases and liquids), instrumentation (measuring the typical

process variables of temperature, pressure, flow,
and level) as well as specialized measurements for specific

industries. With this offering the Division serves
virtually all process, hybrid and marine industries, the largest among them being the oil, gas and chemical
value chain, water and power generation industries. The

Division also provides advanced digital solutions to
help customers improve productivity,

safety and environmental sustainability.
The Turbocharging Division manufactures

and services turbochargers for diesel and gas engines with

power
levels ranging from 500 kilowatts to over 80 megawatts. Key end sectors are marine-

and land-based power
generation. The Division provides engine builders and

operators advanced solutions and services for efficient
and flexible application operations, in compliance with

the most stringent environmental requirements.
Sales and Marketing
The Process Automation Business Area’s sales are

primarily made through its direct sales force as well as
third-party channel partners, such as distributors, system integrators and OEMs. The majority of revenues are
derived through the Business Area’s own direct sales

channels.
Competition
The Process Automation Business Area’s principal

competitors vary by industry or product group.
Competitors include: Emerson, Honeywell, Schneider

Electric, Siemens, Siemens Energy,

Yokogawa,
Endress + Hauser, Kongsbe

rg, Valmet and Garrett.
Capital Expenditures
The Process Automation Business Area’s capital

expenditures for property,

plant and equipment totaled
$85 million in 2021, compared to $75 million in 2020. Principal investments in 2021 were in the
Turbocharging and the Measurement

& Analytics Divisions. Geographically,

in 2021, Europe represented
73 percent of the capital expenditures, followed by Asia,

Middle East and Africa (18 percent) and the
Americas (9 percent).
—
Robotics & Discrete Automation Business Area
Overview
The Robotics & Discrete Automation Business Area provides

robotics,

and machine and factory automation
including products, software, solutions and services. Revenues are generated both from direct sales to end
users as well as from indirect sales mainly through system

integrators and machine builders.
The Robotics & Discrete Automation Business Area had approximately

10,600 employees as of
December 31, 2021, and generated $3.3 billion of revenues

in 2021.

Products and Services
The Robotics & Discrete Automation Business Area’s

products and services are delivered through two
operating Divisions.
The Robotics Division offers a wide range

of products, solutions and services including robots, robotics application cells and smart systems, field services, spare

parts, digital services, engineering and operations
software. This offering provides customers with increased

productivity, quality,

flexibility and simplicity for
operations,

e.g. to meet the challenge of making smaller lots of

a larger number of specific products in shorter
cycles for today’s dynamic global markets and coping

with increasing uncertainty.

Robots are also used in
activities or environments which may be hazardous to

employee health and safety,

such as repetitive or
strenuous lifting, dusty,

hot or cold rooms, or painting booths and can help customers address labor
shortages. Robotics solutions are used in a wide range

of segments from automotive OEMs, automotive
suppliers, electronics, general industry,

consumer goods, food and beverage, and warehouse/logistics

center
automation. They are increasingly deployed in service

applications for health care, restaurants and retail.
Typical robotic applications

include welding, material handling, machine tending,

machining, painting, picking,
packing, palletizing and assembly.

In 2021, we acquired ASTI Mobile Robotics Group

(ASTI) adding a broad
portfolio of autonomous mobile robot vehicles and solutions.
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
Sales and Marketing
Sales are made both through direct sales as well as through

third
‑ party channel partners, such as system
integrators and machine builders.

The proportion of direct sales compared to channel

partner sales varies
among the different industries, product technologies

and geographic markets.
Competition
Competitors of the Robotics & Discrete Automation

Business Area vary by offering and include companies
such as Fanuc, Kuka, Yaskawa

,

Epson, Dürr, Stäubli, Universal

Robots, Rockwell Automation,

Siemens,
Mitsubishi Electric and Beckhoff.
Capital Expenditures
The Robotics & Discrete Automation Business Area’s

capital expenditures for property,

plant and equipment
totaled $96 million in 2021, compared to $65 million in

2020. Principal investments in 2021 were primarily
related to research and development and training facilities,

especially the new Machine Automation Division
global innovation and training campus in Austria,

and upgrades and equipment replacement. In 2021,

Europe
represented 75 percent of capital expenditures, followed by

Asia, Middle East and Africa (23 percent) and the
Americas (2 percent).

—
Corporate and Other
Corporate and Other includes core headquarter functions,

real estate activities, Corporate Treasury
Operations, Global Business Services (GBS), the investment

in Hitachi Energy and other minor business
activities. Certain strategic investments managed by ABB Technology

Ventures are also included

in
Corporate. The remaining activities of certain EPC projects

which we are completing and are in a wind-down
phase are reported as non-core businesses within Corporate

and Other. In addition

,

the historical business
activities of certain divested businesses are presented in Corporate and Other. These include the

high-
voltage cables business, steel structures and certain EPC contracts relating to the oil and gas industry.
Corporate headquarters and stewardship activities include the operations of our corporate headquarters in
Zurich, Switzerland, as well as limited corporate ‑
related activities in some countries. These activities

cover
staff functions with group
‑
wide responsibilities, such as accounting and financial reporting,

corporate finance
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

Areas,
who are charged for their use of the services and the related number of employees are allocated to the
Business Areas. GBS also provides services to third-parties

under transitional service agreements in relation
to certain divested businesses, the largest of which is

the Power Grids business.
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
Corporate and Other had approximately 1,000 employees

at December 31, 2021, of which approximately 200
pertain to our non-core businesses.
—
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

It also
provided Supervisory Control and Data Acquisition (SCADA)

systems for transmission and distribution
networks as well as a range of wireless, fiber optic and

powerline carrier-based telecommunication
technologies for mission-critical applications and also offer ed grid-edge and microgrid solutions. Its enterprise
software portfolio provided

solutions for managing and optimizing assets, operations,

logistics, financials and
HR, reducing operating costs and improving productivity

for customers.
The Grid Integration operation was a leading provider of

integration and transmission solutions such as High
Voltage Direct Current (HVDC)

.

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
1100 kV DC with a

portfolio spanning air-insulated, gas-insulated and hybrid

technologies. It also
manufactured generator circuit breakers, a key product

for integrating large power plants into the grid. The
portfolio also included

a broad range of capacitors and filters that facilitate

power quality, instrument
transformers and other substation components.
The Transformers operation supplie

d

transformers that are an integral component

found across the power
value chain, enabling the reliable,

efficient and safe conversion of voltage levels.

The product range included
dry- and liquid-distribution transformers, traction transformers for rail applications and special application
transformers plus related components, for example,

insulation kits, bushings and other transformer
accessories.
The Power Grids business also had

an extensive portfolio of service offerings across

the value chain. The
portfolio included

spare parts, condition monitoring and maintenance

services, on- and off
‑ site repairs as well
as retrofits and upgrades. Advanced software-based

monitoring and advisory services further enhanced

the
portfolio.
—
Capital expenditures
Total

capital expenditures for property,

plant and equipment and intangible assets (excluding

intangibles
acquired through business combinations) amounted to

$820 million, $694 million and $762 million in 2021,
2020 and 2019, respectively.

In 2021 and 2020, capital expenditures were 8 percent and

24 percent lower,
respectively, than

depreciation and amortization. Excluding acquisition

-related amortization, capital
expenditures were 28 percent higher in 2021 and 6 percent

higher in 2020,

respectively, than

depreciation
and amortization.

Capital expenditures in 2021 remained primarily focused in mature markets, reflecting the geographic
distribution of our existing production facilities. Capital

expenditures in Europe and North America in 2021
were driven primarily by upgrades and maintenance of

existing production facilities, mainly in the U.S.,
Austria, Italy, Switzerland,

Finland and Sweden. Capital expenditures in Austria included

continued
investment in the state-of-the-art innovation and training

campus, which is planned to become one of our
largest research and development centers for new automation

technologies. We also are constructing a new
facility in Italy for our E-mobility Division. This investment aims to serve as a global center of excellence and
production site for electric vehicle charging infrastructure

.

Our capital expenditures in emerging markets
continued to remain primarily concentrated in China and

focus on increasing existing production capacity.

In
Asia, we continued our significant investments

in China investing in the new automated and flexible robotics factory and also purchasing a significant formerly leased

property.

The share of emerging markets capital
expenditures as a percentage of total capital expenditures

in 2021 and 2020 was 33 percent and 22 percent,
respectively.
At December 31, 2021, construction in progress for property,

plant and equipment was $522 million, mainly in
the U.S., Switzerland, Germany,

Sweden, Italy, China

and India while at December 31, 2020, construction in
progress for property,

plant and equipment was $505 million, mainly

in the U.S., Switzerland, Austria,
Germany and China.
Our capital expenditures relate primarily to property,

plant and equipment and are funded primarily through
cash flows from operating activities.

For 2022, we estimate the expenditures for property,

plant and
equipment will be higher than our annual depreciation and

amortization charge, excluding acquisition-related
amortization.
—
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

(ERP) systems,
•

strengthen ABB’s supply chain network by implementing

an effective product category
management structure and extensive competency
‑
based training, and
•

monitor and develop our supply base to ensure sustainability,

both in terms of materials and
processes used.
We buy many categories of products which contain

steel, copper, aluminum,

crude oil and other
commodities. Continuing global economic growth in many

emerging economies, coupled with the volatility in
foreign currency exchange rates, has led to significant

fluctuations in these raw material costs over the last
few years. While we expect global commodity prices to

remain highly volatile, we expect to offset some
market volatility through the use of long
‑
term contracts and global sourcing.

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
Overall, during 2021, supply chain management personnel in

our businesses, and in the countries in which
we operate, along with the category teams, continued

to focus on value chain optimization efforts

in all areas,
while maintaining and improving quality and delivery performance.

Responding to the challenges of overall
global supply chain constraints, each Business Area quickly

implemented a task force to mitigate supply
chain shortages.

The Business Areas experienced some delays in supplier

deliveries and product shortages
for various categories such as semiconductors and other

raw materials as well as constraints in the
transportation of inbound supplies. However,

we responded to these challenges and took mitigating actions such as building up buffer stocks, approving new

suppliers, changing supplier splits, combined with daily,
weekly and monthly task force project follow ups.

We have, to a large extent, been able to mitigate

most
disruptions, maintain a competitive service level and support our business growth,

while maintaining delivery
schedules to our customers.
In August 2012, the SEC issued its final rules regarding

“Conflict Minerals”, as required by section 1502 of
the Dodd
‑
Frank Wall Street Reform and

Consumer Protection Act. We initiated conflict

minerals processes in
2013 and have continuously aimed at improving and tailoring the processes to our value chain. We continue
to work with our suppliers and customers, to enable us

to comply with the rules and disclosure obligations.
Further information on ABB’s Conflict Minerals

policy and supplier requirements can be found under

“Material
Compliance”

at
global.abb/group/en/about.supplying.
—
Patents and trademarks
While we are not materially dependent on any one of our

intellectual properties, as a technology-driven
company, we believe

that intellectual property rights are crucial to protect

the assets of our business. Over
the past ten years, we have continued to substantially add

new applications to our existing first patent filings,
and we intend to continue our aggressive approach to

seeking patent protection. As of December 31, 2021,
we have approximately 25,000 patent applications and registrations,

of which approximately 5,500 are
pending applications. These patents include more than 3,500

utility model and design applications and
registrations, of which approximately 200 are pending

applications. In 2021, we filed more than 2,250
patents, utility model and design applications for more than

1,250 inventions. Based on our existing
intellectual property strategy,

we believe that we have adequate control over our core

technologies. The
“ABB” trademarks and logo are protected in all of the countries in which we operate. We proactively assert
our intellectual property rights to safeguard the reputation associated with the ABB technology and brand.
While these intellectual property rights are fundamental to

all of our businesses, there is no dependency

of
the business on any single patent, utility model or design application.

—
Sustainability activities
Sustainability is a key part of ABB’s company

Purpose and of the long-term value that we aim to create

for
our stakeholders. We believe that sustainable development

means progress towards a healthier and more
prosperous world today and for future generations. This

means balancing the needs of society,

the
environment and the economy. To
achieve this, we act and embed this approach to business

across our
value chain, including our own operations, our suppliers

and the communities we serve. We strive to

always
be an exemplary corporate citizen wherever we operate.
Our 2030 sustainability goals include:
Enabling a low-carbon society

by helping to reduce carbon emissions through

our technologies which
target sectors that account for three quarters of global

energy consumption. Our 2030 commitment:
•

supporting our customers in reducing their annual CO
2

emissions by at least 100 megatons,
equivalent to the annual emissions of 30 million combustion

cars,
•

achieve carbon neutrality across our own operations,

and
•

engage with suppliers to extend our impact in reducing

emissions across our supply chain.
Preserving resources

by embedding circularity across our value chain. Our

solutions reduce waste,
increase recycling and foster reusability.

Our 2030 commitment:
•

ensure that at least 80 percent of ABB products and solutions are covered by our circularity
approach,

and

•

dispose of zero waste from our own operations in landfills, wherever this is compatible with local
conditions and regulations.
Promoting social progress

by taking care of our employees and promoting progress

around the world. We
create safe, fair and inclusive working environments and support community building.

Our 2030 commitment:
•

pursue the ambition that no harm is caused to our people

and contractors – we aim for a yearly
reduction in lost time from incidents,
•

double the number of women in senior management roles to

25 percent, within our
comprehensive diversity and inclusion framework,
•

targeting a top-tier employee engagement score in our

industry,

and
•

provide impactful support for community-building initiatives.
Acting with integrity and transparency across the value chain by:
•

Adhering always to the ABB Code of Conduct,

which is the basis for interactions with projects
and counterparties
•

ensuring that compliance with our Supplier Code of Conduct

is included in all procurement terms
& conditions,
•

incorporating sustainability targets into our senior management incentives, and
•

by 2030, ensuring that at least 80 percent of supply spend

in focus countries is covered by our
Sustainable Supply Base Management program, which

includes environmental, social and
governance performance.

Reflecting the importance of sustainability as a strategic

topic, ABB’s Board of Directors oversees our
sustainability strategy,

targets and our annual sustainability report. The

Governance and Nomination
Committee of the Board of Directors is responsible for

overseeing corporate social responsibility (including
health, safety and environment as well as sustainability),

while the Compensation Committee ensures that
ABB remuneration policies are linked to the achievement of

its sustainability targets.
To

manage environmental aspects of our own operations,

in 2021 we have updated our internal standards to
be in line with our new ambitions and launched programs

in our Business Areas to implement our new
targets. We see a further improvement in the share

of green electricity we use from 32 percent in 2020 to
51 percent in 2021. The amount of waste sent to landfill has decreased from 15.1 thousand tons to
12.6 thousand tons. Globally,

operations at 305 sites and offices are covered by

externally certified
environmental management systems.

A total of five environmental incidents were reported

in 2021, none of
which had a material environmental impact.
At our capital markets day on December 7, 2021, we

announced a new circularity approach, which will cover
at least 80 percent of ABB’s products and solutions

and evaluate them against a clear and transparent
scoring system, based on eight circularity levers – two for each stage of the product lifecycle. This approach
will drive circularity in our own operations and in our supply chain as well as enable our customers to become
more circular.
In 2021, we recorded no fatalities and our lost time incident frequency rate dropped from 0.16 to 0.14 per
200,000 hours worked.

The number of women in senior management

positions increased from 13.5 percent
to 16.3 percent.
Our employee engagement score decreased by 1 percentage

point to 74 percent, while the response rate
increased from 73 percent to 78 percent. We continued

to provide impactful support for community-building
initiatives across all regions.
Suppliers are required to perform their contractual obligations in accordance with both the ABB Code of
Conduct and the ABB Supplier Code of Conduct, as part

of their standard contractual conditions. The code of
conduct covers Integrity,

social and environment expectations
A senior sustainability management incentive was developed

and applies as of 2021, in addition to the
existing incentive on safety.
—
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
As a reporting company under Section 12 of the Exchange

Act, we are subject to the FCPA

’s anti
‑ bribery
provisions with respect to our conduct around the world.
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
ABB discontinued its Iranian business on November 4,

2018. ABB is completing minor work on a long-term
contract which is being performed in line with applicable

sanctions. In 2021, no revenues were attributable to
this work.
—
Organizational structure
ABB Ltd is the ultimate parent company of the ABB Group.

It is the sole shareholder of ABB Asea Brown
Boveri Ltd which directly or indirectly owns the other companies in the ABB Group. The table below both sets
forth, as of December 31, 2021, the name, place of incorporation and ownership interest of the significant
direct and indirect subsidiaries of ABB Ltd, Switzerland. In addition,

ABB Ltd also owns 19.9 percent of
Hitachi Energy Ltd (formerly Hitachi ABB Power Grids Ltd).

ABB’s operational group structure is described
above in the “Businesses” section of Item 4.
Name Location Country
Group
Interest %
ABB S.A. Buenos Aires Argentina 100.00
ABB Australia Pty Limited Moorebank Australia 100.00
ABB Group Holdings Pty. Ltd. Moorebank Australia 100.00
ABB Group Investment Management Pty. Ltd. Moorebank Australia 100.00
ABB AG Wiener Neudorf Austria 100.00
B&R Holding GmbH Eggelsberg Austria 100.00
B&R Industrial Automation GmbH Eggelsberg Austria 100.00
ABB N.V. Zaventem Belgium 100.00
ABB Automacao LTDA Sorocaba Brazil 100.00
ABB Eletrificacao LTDA Sorocaba Brazil 100.00
ABB Bulgaria EOOD Sofia Bulgaria 100.00
ABB Electrification Canada ULC Edmonton Canada 100.00
ABB Inc. Saint-Laurent Canada 100.00
ABB S.A. Santiago Chile 100.00
ABB (China) Investment Limited Beijing China 100.00
ABB (China) Ltd. Beijing China 100.00
ABB Beijing Drive Systems Co. Ltd. Beijing China 90.00
ABB Beijing Switchgear Limited BeiJing China 60.00
ABB Electrical Machines Ltd. Shanghai China 100.00
ABB Engineering (Shanghai) Ltd. Shanghai China 100.00

Name Location Country
Group
Interest %
ABB LV Installation Materials Co. Ltd. Beijing Beijing China 85.70
ABB Shanghai Free Trade Zone Industrial Co., Ltd. Shanghai China 100.00
ABB Shanghai Motors Co. Ltd. Shanghai China 75.00
ABB Xiamen Low Voltage Equipment Co. Ltd. Xiamen China 100.00
ABB Xiamen Switchgear Co. Ltd. Xiamen China 66.52
ABB Xinhui Low Voltage Switchgear Co. Ltd.
Xinhui

China 90.00
ABB s.r.o. Prague Czech Republic 100.00
ABB A/S Skovlunde Denmark 100.00
ABB for Electrical Industries (ABB ARAB) S.A.E. Cairo Egypt 100.00
Asea Brown Boveri S.A.E. Cairo Egypt 100.00
ABB AS Jüri Estonia 100.00
ABB Oy Helsinki Finland 100.00
ABB France Cergy Pontoise France 99.83
ABB SAS Cergy Pontoise France 100.00
ABB AG Mannheim Germany 100.00
ABB Beteiligungs-

und Verwaltungsges. mbH
Mannheim Germany 100.00
ABB Stotz-Kontakt GmbH Heidelberg Germany 100.00
B + R Industrie-Elektronik GmbH Bad Homburg Germany 100.00
Busch-Jaeger Elektro GmbH Lüdenscheid Germany 100.00
ABB Engineering Trading and Service Ltd. Budapest Hungary 100.00
Industrial C&S Hungary Kft. Budapest Hungary 100.00
ABB Global Business Services and Contracting India
Private Limited Bangalore India 100.00
ABB Global Industries and Services Private Limited Bangalore India 100.00
ABB India Limited Bangalore India 75.00
ABB S.p.A. Milan Italy 100.00
ABB K.K. Tokyo Japan 100.00
ABB Ltd. Seoul Korea, Republic of 100.00
ABB Electrical Control Systems S. de R.L. de C.V. Monterrey Mexico 100.00
ABB Mexico S.A. de C.V. San Luis Potosi Mexico 100.00
Asea Brown Boveri S.A. de C.V. San Luis Potosi Mexico 100.00
ABB B.V. Rotterdam Netherlands 100.00
ABB Finance B.V. Rotterdam Netherlands 100.00
ABB Holdings B.V. Rotterdam Netherlands 100.00
ABB AS Fornebu Norway 100.00
ABB Electrification Norway AS Skien Norway 100.00
ABB Holding AS Fornebu Norway 100.00
ABB Business Services Sp. z o.o. Warsaw Poland 99.94
ABB Industrial Solutions (Bielsko-Biala) Sp. z o.o. Bielsko-Biala Poland 99.94
ABB Industrial Solutions (Klodzko) Sp.z.o.o. Klodzko Poland 99.94
ABB Sp. z o.o. Warsaw Poland 99.94
Industrial C&S of P.R.

LLC
San Juan Puerto Rico 100.00
ABB Ltd. Moscow
Russian
Federation 100.00

Name Location Country
Group
Interest %
ABB Electrical Industries Co. Ltd. Riyadh Saudi Arabia 65.00
ABB Pte. Ltd. Singapore Singapore 100.00
ABB Holdings (Pty) Ltd. Modderfontein South Africa 100.00
ABB Investments (Pty) Ltd Modderfontein South Africa 51.00
ABB South Africa (Pty) Ltd. Modderfontein South Africa 74.91
Asea Brown Boveri S.A. Madrid Spain 100.00
ABB AB Västerås Sweden 100.00
ABB Electrification Sweden AB Västerås Sweden 100.00
ABB Norden Holding AB Västerås Sweden 100.00
ABB Asea Brown Boveri Ltd Zurich Switzerland 100.00
ABB Canada EL Holding GmbH Zurich Switzerland 100.00
ABB Capital AG Zürich Switzerland 100.00
ABB Information Systems Ltd. Zurich Switzerland 100.00
ABB Investment Holding 2 GmbH Zurich Switzerland 100.00
ABB Management Services Ltd. Zurich Switzerland 100.00
ABB Schweiz AG Baden Switzerland 100.00
ABB Ltd. Taipei
Taiwan

(Chinese
Taipei) 100.00
ABB Elektrik Sanayi A.S. Istanbul Turkey 99.99
ABB Industries (L.L.C.) Dubai
United Arab
Emirates 49.00 (1)
ABB Holdings Limited Warrington United Kingdom 100.00
ABB Limited Warrington United Kingdom 100.00
ABB Finance (USA) Inc. Wilmington, DE United States 100.00
ABB Holdings Inc. Cary, NC United States 100.00
ABB Inc. Cary, NC United States 100.00
ABB Installation Products Inc Memphis, TN United States 100.00
ABB Motors and Mechanical Inc Fort Smith, AR United States 100.00
ABB Treasury Center (USA), Inc. Wilmington, DE United States 100.00
Edison Holding Corporation Wilmington, DE United States 100.00
Industrial Connections & Solutions LLC Cary, NC United States 100.00
(1)

Company consolidated

as ABB

exercises

full management

control.

—
Description of property
As of December 31, 2021, we occupy real estate in around

100 countries throughout the world. The facilities
consist mainly of manufacturing plants, office buildings,

research centers and warehouses. A substantial
portion of our production and development facilities is situated in the U.S., China, Germany,

Italy, Finland,
India, Sweden, Switzerland, Poland and Canada. We

also own or lease other properties, including office
buildings, warehouses, research and development facilities

and sales offices in many countries.

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
Grids business continues to be owned by ABB and is leased to

Hitachi Energy Ltd, formerly Hitachi ABB
Power Grids.
The net book value of our property,

plant and equipment at December 31, 2021, was

$4,045 million, of which
machinery and equipment represented $1,337 million, land

and buildings represented $2,186 million and
construction in progress represented $522 million. We

believe that our current facilities are in good condition
and are adequate to meet the requirements of our present

and foreseeable future operations.
Item 4A.

Unresolved Staff Comments
None

Item 5.

Operating and Financial Review and Prospects
The discussion in Item 5 below provides a comparative

analysis between 2021 and 2020. See “Item 5.
Operating and Financial Review and Prospects” in our

Annual Report on Form 20-F for the year ended
December 31, 2020, for a comparative discussion and

analysis between 2020 and 2019.
—
Management overview
During 2021, we saw a strong recovery from the pandemic-related disruptions of 2020. It also was the first full
fiscal year where we operated under our decentralized

operating model, the ABB Way.

In 2021, we have
seen improved efficiencies from this new way of operating

and we expect the increased transparency,
accountability and speed to further support future growth and profitability.

Additionally,

we made progress in
reshaping our business portfolio,

completing the divestment of the Mechanical Power

Transmission business,
as we continue to be fully focused on electrification and

automation. This transaction completes

the first of
the three planned Divisional exits previously announced

in 2020.
Active portfolio management is part of our performance

culture. On the back of systematic portfolio reviews
we ascertain whether ultimately ABB is the best owner

of the different businesses. As a result, we have
successfully divested the Mechanical Power Transmission

Division during 2021. We continue to make
progress on the exit of the Turbocharging

Division, where we are currently running a dual track process for a
spin-off or divestment, and plan to exit the Power

Conversion Division. At the same time, we are

carving-out
the E-mobility Division and work towards an initial public

offering to create a platform for accelerated growth
and value creation. We plan to remain a majority

owner of the new company.
In addition, our active portfolio management process is

driving decisions within the Divisions to improve or
exit areas of underperformance, supporting improved performance ambitions. Further, we

intend to pursue
strategic partnerships as well as bolt-on acquisitions driven by the Divisions. In 2021, we acquired ASTI
Mobile Robotics Group, a global leader in the high-growth

autonomous mobile robots market with a broad
portfolio of vehicles and software. As part of our future

strategy we aim to complete five or more bolt-on
acquisitions each year.
Business progress
During 2021, demand for ABB’s offering

recovered from the low level in 2020 when the adverse

business
impact of the pandemic was most significant. Orders and revenues increased in all Business Areas. Demand
increased year-on-year in all regions with the Americas seeing the highest growth, while the increase was
lower in Asia, Middle East and Africa as China had already started to recover in 2020. While short-cycle
product demand recovered relatively quickly from the sharp downturn seen at the onset of the pandemic,
project activities, particularly in process industries, predominantly picked-up during the second half of 2021.
The loosening of various pandemic-related travel restrictions allowed for a more significant improvement in
service-related activities.
While our orders increased 20 percent in 2021, revenues

only grew by 11 percent.

Supply chain constraints
and imbalances in the overall supply chain limited our

ability to convert orders into actual deliveries resulting
in an increase of our order backlog by 16 percent to $16.6

billion at the end of the year.
Group profitability showed strong improvement during 2021

with segment profit (Operational EBITA)

higher in
all Business Areas and continued progress towards a lean corporat

e

function. The result was driven by better
volumes, continuous improvements,

improved internal efficiency and the absence

of certain larger non-core
project losses incurred in 2020. Active price management and productivity gains were able to offset
increasing raw material costs and general cost inflation

emphasized by the tight supply situation over the
year. While some costs such

as discretionary travel or certain marketing costs are still expected to rebalance
from low pandemic levels, we believe we are on track

to achieve our future business targets.

The profitability improvement as well as lower cash costs

for transformation initiatives have also allowed us to
achieve strong cash generation,

with cash flows from operating activities in continuing operations improving
to $3.3 billion in 2021, an increase of 78 percent compared

to 2020.
We continued to make organic growth investments

in a disciplined manner,

prioritizing research and
development while reducing administrative costs. Total

non-order related research and development was
$1.2 billion in 2021, or 4.2 percent of revenues. We

also completed key acquisitions and divestments

in 2021,
strengthening our portfolio.
Capital allocation
Our capital allocation priorities are unchanged:
•

funding organic growth, research and development, and capital expenditures at attractive returns,
•

paying a rising, sustainable dividend per share over time

,
•

investing in value-creating acquisitions, and
•

returning additional cash to shareholders.
We expect that our improved cash generation

,

on the back of the ABB Way operating

model,

will enhance
our flexibility to invest in both organic growth and bolt-on acquisitions, while providing attractive returns to
shareholders.
At the 2022 Annual General Meeting (AGM), the Board of Directors

is proposing a dividend of 0.82 Swiss
francs per share. We also plan to continue

our announced share buyback to return $7.8 billion of

cash
proceeds from the Power Grids divestment to shareholders.

At December 31, 2021, under the initial and
follow-up share buyback programs, we had cumulatively purchased shares for approximately $5.5 billion.
Updated financial target framework
During 2021, we raised our growth target to 4 to 7 percent

(up from 3 to 5 percent) annual average revenue
growth, through an economic cycle and in constant currencies.

This includes 3 to 5 percent organic growth
and 1 to 2 percent from acquired growth.
For the Operational EBITA

margin, we have removed the previous margin ranges

and raised our target to at
least 15 percent as from 2023 (from upper half of 13 to

16 percent range in 2023).
The other targets within our financial framework remain unchanged:
•

Return on Capital Employed (ROCE) of 15 to 20 percent,
•

Cash conversion to net income of approximately 100 percent,

and
•

Basic EPS growth above revenue growth.
Sustainability strategy 2030
With our 2030 sustainability strategy,

we are actively contributing to a more sustainable world,

leading by
example in our own operations and partnering with customers

and suppliers to enable a low-carbon society,
preserve resources and promote social progress. Our

sustainability focus is part of ABB’s commitment

to
responsible business practices, which are at the center of our comprehensive governance framework, based
on integrity and transparency.

Amongst other focus areas in 2021, we unveiled,

at the Capital Markets Day 2021, our circularity framework
covering every stage of the product lifecycle to preserve

resources. It includes four stages: circular design
and sourcing, resource efficient operations, optimized

use phase and responsible end of life. The goal is to
have 80 percent of ABB products, solutions and services

covered by the circularity framework by 2030, with
our progress measured against a set of KPIs. For a detailed

discussion of our sustainability strategy 2030
and our progress in 2021, see “Item 4. Information on

the Company—Sustainability activities”.
—
Critical accounting policies and estimates
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

The percentage
‑
of
‑
completion method of accounting is generally used when

recognizing revenue on an over
time basis and involves the use of assumptions and projections,

principally relating to future material, labor,
subcontractor and project
‑
related overhead costs as well as estimates of the

amount of variable
consideration to which we expect to be entitled. As a consequence,

there is a risk that total contract costs or
the amount of variable consideration will, respectively,

either exceed or be lower than those we originally
estimated (based on all information reasonably available

to us) and the margin will decrease or the contract
may become unprofitable. This risk increases if the duration of a contract increases because there is a higher
probability that the circumstances upon which we originally developed our estimates will change, resulting in
increased costs that we may not recover.

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
long
‑
term, highly
‑
rated corporate bond yields. Decreases in the discount

rates result in an increase in the
PBO and in pension costs. Conversely,

an increase in the discount rates results in a decrease in the

PBO
and in pension costs. The mortality assumptions are reviewed annually by management. Decreases in
mortality rates result in an increase in the PBO and in

pension costs. Conversely,

an increase in mortality
rates results in a decrease in the PBO and in pension costs.
Holding all other assumptions constant, a 0.25 percentage-point decrease in the discount rate would have
increased the PBO related to our defined benefit pension plans by $262 million while a 0.25 percentage-point
increase in the discount rate would have decreased the PBO

related to our defined benefit pension plans by
$254 million.
The expected return on plan assets is reviewed regularly

and considered for adjustment annually based upon
the target asset allocations and represents the long ‑ term return expected to be achieved. Decreases in the expected return on plan assets result in an increase to

pension costs. Holding all other assumptions constant,
an increase or decrease of 0.25 percentage points in the expected long
‑ term rate of asset return would have
decreased or increased, respectively,

the net periodic benefit cost in 2021 by $21 million.
The funded status, which can increase or decrease based on

the performance of the financial markets or
changes in our assumptions, does not represent a mandatory

short
‑
term cash obligation. Instead, the funded
status of a defined benefit pension plan is the difference

between the PBO and the fair value of the plan
assets. At December 31, 2021, our defined benefit pension

plans were $27 million overfunded compared to
an underfunding of $656 million at December 31, 2020.

Our other postretirement plans were underfunded by
$71 million and $98 million at December 31, 2021 and

2020, respectively.
Income taxes
In preparing our Consolidated Financial Statements, we

are required to estimate income taxes in each of the
jurisdictions in which we operate. Tax

expense from continuing operations is reconciled from the
weighted
‑
average global tax rate (rather than from the Swiss domestic statutory tax rate). As the parent
company of the ABB Group, ABB Ltd, is domiciled in

Switzerland,

income which has been generated in
jurisdictions outside of Switzerland (hereafter “foreign jurisdictions

”) and has already been subject to
corporate income tax in those foreign jurisdictions is, to a large extent, tax exempt in Switzerland. Therefore,
generally no or only limited Swiss income tax has to be

provided for on the repatriated earnings of foreign
subsidiaries. There is no requirement in Switzerland for

a parent company of a group to file a tax return of the
group determining domestic and foreign pre
‑
tax income and as our consolidated income from continuing
operations is predominantly earned outside of Switzerland, corporate income tax in foreign jurisdictions
largely determines our global weighted
‑
average tax rate.
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
We operate in numerous tax jurisdictions and, as a result,

are regularly subject to audit by tax authorities,
including for transfer pricing. We provide for tax contingencies whenever it is deemed more likely than not
that a tax asset has been impaired or a tax liability has

been incurred for events such as tax claims or
changes in tax laws. Contingency provisions are recorded

based on the technical merits of our filing position,
considering the applicable tax laws and OECD guidelines

and are based on our evaluations of the facts and
circumstances as of the end of each reporting period.

Changes in the facts and circumstances could result in
a material change to the tax accruals. Although we believe

that our tax estimates are reasonable and that
appropriate tax reserves have been made, the final determination of tax audits and any related litigation could
be different than that which is reflected in our income

tax provisions and accruals.
An estimated loss from a tax contingency must be accrued

as a charge to income if it is more likely than not
that a tax asset has been impaired or a tax liability has

been incurred and the amount of the loss can be
reasonably estimated. We apply a two
‑
step approach to recognize and measure uncertainty in

income taxes.
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

As each of our Divisions have full ownership and accountability for their respective strategies, performance
and resources, we have determined our reporting units

to be at the Division level, which is one level below
our operating segments of Electrification, Motion, Process

Automation and Robotics & Discrete Automation.
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

Key assumptions in determining the fair value of the
reporting unit include the projected level of business

operations, the reporting unit’s weighted
‑
average cost of
capital, the income tax rate and the terminal growth rate.
During 2021, we added three new Divisions by splitting two

existing ones into multiple standalone Divisions
and announced (in July 2021) the divestment of the

Mechanical Power Transmission

Division, resulting in
twenty reporting units in total for the Group at October

1, 2021. For each change in reporting unit which arose
during 2021, an interim quantitative impairment test was

conducted before and after the change. In both the
“before” and “after” tests, it was concluded that the fair

value of the reporting units exceeded the carrying
value by a significant amount.

In 2020, prior to the adoption of the new “ABB Way”

operating model on July 1, 2020, goodwill was generally
assessed at the level of ABB’s operating segments (one

level above the Division, with the exception of
Process Automation where the reporting units were the

same as the Divisions) while after the change,
goodwill impairment was assessed at the Division level.

Although the new operating model resulted only in an
allocation of goodwill within the operating segments and did not change the segment level goodwill, an
interim quantitative impairment test was conducted before and after the July 1 change.

In the “before” test, it was concluded that the fair value

of our reporting units exceeded the carrying value
under the historical reporting unit structure. For the impairment test performed immediately after the change
in reporting units, the fair value of each of the eighteen reporting units was determined using a discounted
cash flow fair value estimate based on objective information at the measurement date. The significant
assumptions used to develop the estimates of fair value

for each reporting unit included our best estimates of
the expected future results and discount rates specific to the reporting unit. Determining the projected future
cash flows required significant judgments and estimates

involving variables such as future sales volumes,
sales prices, production and other operating costs, capital expenditures,

net working capital requirements and
other economic factors such as the continued impact of

the COVID-19 pandemic. The fair value estimates
were based on assumptions that we believed to be reasonable,

but which were inherently uncertain and thus,
actual results may differ from those estimates. Sensitivity

analyses were performed around certain of these
assumptions in order to assess the reasonableness of the assumptions and the resulting estimated fair
values.
The 2020 interim quantitative impairment test indicated

that, with the exception of the Machine Automation
reporting unit within the Robotics & Discrete Automation operating segment, the estimated fair values of our
reporting units were substantially in excess of their carrying value. The contraction of the global economy in
2020, particularly in end-customer industries and considerable uncertainty around the continued pace of
macroeconomic recovery generally led to a reduction in the

fair values of the reporting units, thus also
affecting the

Machine Automation reporting unit. At the Division level, this reporting unit does not benefit from
shared cash flows generated within an entire operating

segment. In addition, the book value of the Machine
Automation Division includes a significant amount of intangible assets recognized in past acquisitions,
resulting in a proportionately higher book value than the other reporting unit within the Robotics & Discrete
Automation operating segment.

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
At October 1, 2021 and 2020, respectively,

we performed qualitative assessments and determined that

it was
not more likely than not that the fair value for each of

these reporting units was below the carrying value.

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
—
New accounting pronouncements
For a description of accounting changes and recent accounting pronouncements, including the expected
dates of adoption and estimated effects, if

any, on our

Consolidated Financial Statements, see “Note 2 -
Significant accounting policies” to our Consolidated Financial

Statements.

—
Research and development
Each year, we invest significantly

in research and development. Our research and development

focuses on
developing and commercializing the technologies,

products and solutions of our businesses that are

of
strategic importance to our future growth. In 2021, we invested

$1,219 million, or approximately 4.2 percent
of our 2021 consolidated revenues, on research and development activities in our continuing operations. We
also had expenditures of $53 million, or approximately

0.2 percent of our 2021 consolidated revenues, on
order
‑
related development activities. These are customer
‑

and project
‑
specific development efforts that we
undertake to develop or adapt equipment and systems

to the unique needs of our customers in connection
with specific orders or projects.
In addition to continuous product development, and order
‑
related engineering work, we develop platforms for
technology applications in our businesses in our research

and development laboratories, which operate on a
global basis, such as our ABB Ability™
platform. Through active management of our investment

in research
and development, we seek to maintain a balance between short
‑
term and long
‑
term research and
development programs and optimize our return on investment.

We protect these results by holding patents,
copyrights and other appropriate intellectual property protection.
To

complement our business-focused product development, our

businesses invest together in collaborative
research activities covering topics such as artificial intelligence,

software, sensors, control and optimization,
mechatronics and robotics, power electronics, communication technologies,

material and manufacturing,
electrodynamics and electrical switching technologies.

This results in advancing the state-of-the-art
technologies used in our products and in common technology

platforms that can be applied in multiple
product lines.
Universities are incubators of future technology,

and one task of our research and development teams

is to
transform university research into industry
‑
ready technology platforms. We collaborate with multiple
universities and research institutions to build research networks and foster new technologies. We believe
these collaborations shorten the amount of time required to

turn basic ideas into viable products, and they
additionally help us to recruit and train new personnel.

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
through our century-long history.

It is one of the main reasons why customers and partners turn to us for help
on their biggest challenges. Together

with them, we continuously push technology frontiers

to make things
possible that were not possible before. We are committed

to stay ahead to help our customers address the
world’s energy challenges, transform industries to

reach new levels of performance and embed sustainability,
all to leave behind a world for future generations that is

at least as healthy and prosperous as the one we
inherited.

—
Acquisitions and divestments
Acquisitions
During 2021 and 2020, ABB paid $212 million and $79 million

to purchase two and three businesses,
respectively.
The principal acquisition in 2021 was ASTI Mobile Robotics

Group SL (ASTI). ASTI,

headquartered in
Burgos, Spain,

is a global autonomous mobile robot (AMR) manufacturer

and employs approximately
300 people. See “Note 4 - Acquisitions, divestments and

equity-accounted companies” to our Consolidated
Financial Statements.
There were no significant acquisitions in 2020 or 2019.

Divestments
Divestment of Mechanical Power Transmission

Division
In November 2021, we completed the sale of our Mechanical

Power Transmission Division (Dodge)

to RBC
Bearings Inc. for cash proceeds of $2,862 million, net

of transactions costs and cash disposed and
recognizing a net gain on sale of $2,195 million. Prior to

its disposal, the Dodge business was part of our
Motion operating segment. See “Note 4 - Acquisitions,

divestments and equity-accounted companies” to our
Consolidated Financial Statements.
Divestment of Power Grids
On July 1, 2020, ABB completed the divestment of 80.1 percent of its former Power Grids business to
Hitachi. As this divestment represented a strategic shift that had a major effect on our operations and
financial results, the results of operations for this business are presented as discontinued operations and the
assets and liabilities are reflected as held for sale for

all periods presented. For more information on the
divestment of the Power Grids business see “Note

3 - Discontinued operations” to our Consolidated Financial
Statements.
Divestment of solar inverters
In February 2020, ABB completed the sale of its solar inverters business to FIMER S.p.A. (Italy) for no
consideration. Under the agreement,

which was reached in July 2019, ABB was obligated to

transfer
$143 million of cash to the buyer on the closing date. In

addition, further payments totaling EUR 132 million
($145 million at the divestment date) are required to be

transferred to the buyer from 2020 through 2025. In
connection with this divestment, in 2019, we recorded

a loss of $421 million, representing the excess of the
carrying value over the estimated fair value of this business

.

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

—
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
We translate non
‑
USD denominated results of operations, assets and

liabilities to USD in our Consolidated
Financial Statements. Balance sheet items are translated to

USD using year
‑
end currency exchange rates.
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
The exchange rates between the USD and the EUR, the

USD and the CHF and the USD and the CNY at
December 31, 2021, 2020 and 2019, were as follows:
Exchange rates into $ 2021 2020 2019
EUR 1.00

1.13 1.23 1.12
CHF 1.00

1.10 1.14 1.03
CNY 1.00 0.16 0.15 0.14
The average exchange rates between the USD and the EUR,

the USD and the CHF and the USD and the
CNY for the years ended December 31, 2021, 2020

and 2019, were as follows:
Exchange rates into $ 2021 2020 2019
EUR 1.00

1.18 1.14 1.12
CHF 1.00

1.09 1.07 1.01
CNY 1.00
0.16 0.14 0.14
When we incur expenses that are not denominated in

the same currency as the related revenues, foreign
exchange rate fluctuations could affect our profitability.

To

mitigate the impact of exchange rate movements
on our profitability,

it is our policy to enter into forward foreign exchange

contracts to manage the foreign
exchange transaction risk of our operations.
In 2021, approximately 77 percent of our consolidated revenues were reported in currencies other than the
USD. The following percentages of consolidated revenues were reported in the following currencies:
•

Euro, approximately 23 percent, and
•

Chinese renminbi, approximately 17 percent.

In 2021, approximately 74 percent of our cost of sales

and selling, general and administrative expenses were
reported in currencies other than the USD. The following percentages of consolidated cost of sales and
selling, general and administrative expenses were reported

in the following currencies:
•

Euro, approximately 20 percent,

and

•

Chinese renminbi, approximately 14 percent.
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
We measure period
‑
to
‑
period variations in local currency results by using a constant foreign exchange rate
for all periods under comparison. Differences in

our results of operations in local currencies as compared

to
our results of operations in USD are caused exclusively

by changes in currency exchange rates.
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
—
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

Portions of our business involve orders for long
‑
term projects
that can take months or years to complete and many larger

orders result in revenues in periods after the
order is booked. Consequently,

the level of orders generally cannot be used to accurately

predict future
revenues or operating performance. Orders that have

been placed can often be cancelled, delayed or
modified by the customer. These

actions can reduce or delay any future revenues

from the order or may
result in the elimination of the order.

—
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
pre
‑
acquisition estimates),
•

gains and losses from sale of businesses (including fair

value adjustment on assets and liabilities
held for sale),
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

—
Analysis of results of operations
Our consolidated results from operations were as follows:
Income Statement Data:
($ in millions, except per share data in $) 2021 2020 2019
Revenues

28,945 26,134 27,978
Cost of sales

(19,478) (18,256) (19,072)
Gross profit 9,467 7,878 8,906
Selling, general and administrative expenses

(5,162) (4,895) (5,447)
Non-order related research and development expenses

(1,219) (1,127) (1,198)
Impairment of goodwill — (311) —
Other income (expense), net

2,632 48 (323)
Income from operations 5,718 1,593 1,938
Interest and dividend income

51 51 67
Interest and other finance expense

(148) (240) (215)
Losses from extinguishment of debt — (162) —
Non-operational pension (cost) credit
166 (401) 72
Income tax expense (1,057) (496) (772)
Income from continuing operations, net of tax 4,730 345 1,090
Income (loss) from discontinued operations, net of tax

(80) 4,860 438
Net income 4,650 5,205 1,528
Net income attributable to noncontrolling interests

(104) (59) (89)
Net income attributable to ABB 4,546 5,146 1,439
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax

4,625 294 1,043
Income (loss) from discontinued operations, net of tax

(79) 4,852 396
Net income

4,546 5,146 1,439
Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax

2.31 0.14 0.49
Income (loss) from discontinued operations, net of tax

(0.04) 2.30 0.19
Net income

2.27 2.44 0.67
Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax

2.29 0.14 0.49
Income (loss) from discontinued operations, net of tax

(0.04) 2.29 0.19
Net income

2.25 2.43 0.67
A more detailed discussion of the orders, revenues, income from operations and Operational EBITA

for our
Business Areas follows in the sections of “Business analysis”

below for Electrification, Motion, Process
Automation, Robotics & Discrete Automation and Corporate and

Other. Orders and

revenues of our
businesses include intersegment transactions which are

eliminated in the “Corporate and Other”

line in the
tables below.

Orders
% Change
($ in millions) 2021 2020 2019 2021 2020
Electrification 14,381 11,884 13,050 21% (9)%
Motion 7,616 6,574 6,782 16% (3)%
Process Automation

6,779 6,144 6,432 10% (4)%
Robotics & Discrete Automation 3,844 2,868 3,260 34% (12)%
Total Business Areas 32,620 27,470 29,524 19% (7)%
Corporate and Other
Non-core and divested businesses (10) (31) (91) n.a. n.a.
Intersegment eliminations and other (742) (927) (845) n.a. n.a.
Total 31,868 26,512 28,588 20% (7)%
In 2021, total orders increased 20 percent compared to 2020 (17 percent in local currencies).

Total

orders
reflect the growth across all Business Areas as the pandemic

-related slowdown affected most of our
businesses across all regions in the previous year.

The growth rate was highest in the Robotics & Discrete
Automation Business Area, while the amount of orders increased the most in Electrification, our largest
Business Area. Order growth rates were also strong in

the Motion and Process Automation Business Areas.
The increase in orders

was most significant in the second quarter of the year

with growth rates declining over
the remainder of the year.

The significant growth was visible across all regions.

For additional information
about individual Business Area order performance, refer

to the relevant sections of “Business analysis”
below.
We determine the geographic distribution of

our orders based on the location of the ultimate destination of the
products’ end use, if known, or the location of the customer.

The geographic distribution of our consolidated
orders was as follows:
% Change
($ in millions) 2021 2020 2019 2021 2020
Europe 11,857 9,618 10,509 23% (8)%
The Americas

9,940 7,956 9,057 25% (12)%
of which: United States 7,453 5,971 6,804 25% (12)%
Asia, Middle East and Africa

10,071 8,938 9,022 13% (1)%
of which: China 5,036 4,121 4,118 22% 0%
Total 31,868 26,512 28,588 20% (7)%
In 2021, total orders increased in all regions as all regions made strong recoveries from the pandemic-related
downturn in the previous year.

In the Americas, orders increased 25 percent (24 percent

in local currencies)
and increased across all Business Areas. Orders grew in the

U.S., Canada, Brazil and Mexico.

In Europe,
orders increased 23 percent (19 percent in local currencies)

with all Business Areas reporting order growth.
Orders increased in Germany,

France, Switzerland, Italy and Finland while they declined

in Poland. In Asia,
Middle East and Africa,

orders increased 13 percent (8 percent in

local currencies) and were higher across all
Business Areas. Total

orders increased in China,

India and Australia while they decreased in South

Korea,
Singapore and Saudi Arabia.

Order backlog
% Change
December 31, ($ in millions) 2021 2020 2019 2021 2020
Electrification 5,458 4,358 4,488 25% (3)%
Motion 3,749 3,320 2,967 13% 12%
Process Automation 6,079 5,805 5,077 5% 14%
Robotics & Discrete Automation 1,919 1,403 1,356 37% 3%
Total Business Areas 17,205 14,886 13,888 16% 7%
Corporate and Other
Non-core and divested businesses 114 139 192 (18)% (28)%
Intersegment eliminations (712) (722) (756) n.a. n.a.
Total 16,607 14,303 13,324 16% 7%
At December 31, 2021, consolidated order backlog was

16 percent higher (21 percent in local currencies)
compared to December 31, 2020. Order backlog increased

significantly in most Business Areas with a
moderate growth in the Process Automation Business

Area. The order backlog in the Motion Business Area
was driven by both short and long-cycle business order

growth in most Divisions.

Order backlog increased
across all Divisions in the Electrification Business Area

with a very strong order intake, but also reflecting
execution challenges. Growth was strong in the E-mobility

and Power Conversion Divisions but grew only
moderately in the Distribution Solutions Division.

The growth in the Process Automation Business

Area was
driven by a strong order increase in most Divisions except

the Marine & Ports Division, which decreased,
mainly on the execution of large orders received in 2020

.

The increase in the order backlog in the
Robotics & Discrete Automation Business Area was driven

by strong growth in the Machine Automation
Division, while the Robotics Division decreased slightly

due to lower demand from the automotive systems
end market.
Revenues
% Change
($ in millions) 2021 2020 2019 2021 2020
Electrification 13,187 11,924 12,728 11% (6)%
Motion 6,925 6,409 6,533 8% (2)%
Process Automation 6,259 5,792 6,273 8% (8)%
Robotics & Discrete Automation 3,297 2,907 3,314 13% (12)%
Total Business Areas 29,668 27,032 28,848 10% (6)%
Corporate and Other
Non-core and divested businesses 11 (6) 37 n.a. n.a.
Intersegment eliminations and other (734) (892) (907) n.a. n.a.
Total 28,945 26,134 27,978 11% (7)%
In 2021, revenues increased 11

percent (8 percent in local currencies). Revenues increased

across all
Business Areas, recovering from the pandemic-related impacts of the previous year. The Electri

fication and
Robotics & Discrete Automation Business Areas reported

strong growth, largely driven by the short-cycle
businesses. For additional analysis of revenues for each of the

Business Areas, refer to the relevant sections
of “Business analysis” below.

We determine the geographic distribution of our revenues

based on the location of the ultimate destination of
the products’ end use, if known, or the location of the customer.

The geographic distribution of our
consolidated revenues was as follows:
% Change
($ in millions) 2021 2020 2019 2021 2020
Europe

10,529 9,764 10,097 8% (3)%
The Americas

8,686 7,949 8,955 9% (11)%
of which: United States 6,397 6,027 6,753 6% (11)%
Asia, Middle East and Africa

9,730 8,421 8,926 16% (6)%
of which: China 4,932 4,098 4,047 20% 1%
Total 28,945 26,134 27,978 11% (7)%
In 2021, revenues increased across all regions, reflecting

the recovery from the pandemic-related challenges
of the previous year. In the

Americas revenues increased

9 percent (9 percent in local currencies) and were
higher across all Business Areas. Revenues increased in the

U.S., Canada, Brazil, Mexico, Argentina and
Chile while they decreased slightly in Peru and Panama.

In Europe revenues increased 8 percent (5 percent
in local currencies) and increased across all Business

Areas except the Process Automation Business Area.
Sales were lower in Finland and France while revenues

grew in Germany,

the United Kingdom, Italy,
Sweden, Turkey,

Austria, Netherlands and Switzerland.

In Asia, Middle East and Africa revenues increased
16 percent (11 percent

in local currencies) and increased across all

Business Areas. Revenues increased in
China, India, Australia and South Korea while they decreased in Japan.
Cost of sales
Cost of sales consists primarily of labor,

raw materials and component costs but also includes

indirect
production costs, expenses for warranties, contract and

project charges, as well as order-related
development expenses incurred in connection with projects

for which corresponding revenues have been
recognized.
In 2021, costs of sales increased 7 percent (4 percent

in local currencies) to $19,478 million. Cost of sales as
a percentage of revenues decreased to 67.3 percent from

69.9 percent in 2020, an increase in the gross
margin of 2.6 percent, primarily driven by lower losses

in non-core businesses, and because 2020 included
significant warranty charges related to a divested business

as well as losses on specific projects.

The
increase in gross margin also reflects higher revenue

volumes, a positive portfolio mix as well as price
increases and certain cost savings actions taken to mitigate higher commodity prices

and freight costs. In
2021, gross margin percentages were higher in the Electrification,

Robotics & Discrete Automation and
Process Automation Business Areas. The gross margin percentage in the Motion Business Area was lower in
2021 compared to 2020 due to the impact of higher commodit

y

prices. For ABB, the gross margin did benefit
partially from the results of saving initiatives in the areas of supply chain and operational excellence.
Selling, general and administrative expenses
The components of selling, general and administrative

expenses were as follows:
($ in millions) 2021 2020 2019
Selling expenses

3,281 3,087 3,383
General and administrative expenses

1,881 1,808 2,064
Total 5,162 4,895 5,447

In 2021, general and administrative expenses increased

4 percent (1 percent in local currencies) compared
to 2020. As a percentage of revenues, general and administrative expenses decreased to 6.5 percent from
6.9 percent in 2020.

General and administrative expenses in 2021 benefit

ed partially from a $40 million
reduction of stranded corporate costs compared to 20

20 but continue to include the ongoing costs required

to
deliver services to Hitachi Energy Ltd under transition

service agreements, for which we are compensated
and recorded $173 million in Other income (expense),

net during 2021 compared to $91 million in the
previous year.

Stranded costs were overhead and other management

costs which could previously be
allocated to the Power Grids business.
In 2021, selling expenses increased 6 percent (3 percent

in local currencies) compared to 2020 across all
Business Areas as pandemic-related restrictions were

gradually relaxed and we increased sales activities to
keep pace with the strong recovery in demand. Selling

expenses as a percentage of orders received
decreased from 11.6

percent in 2020 to 10.3 percent in 2021 mainly due to

strong order growth.
Non
‑
order related research and development expenses
In 2021, non ‑
order related research and development expenses

increased 8 percent (4 percent in local
currencies) compared to 2020. Non
‑
order related research and development expenses increase

d

mainly due
to higher investment activities related to selective growth

areas in certain operating Divisions such as
Distribution Solutions, Robotics, Process Industries, Smart Buildings

and E-mobility.
In 2021, the higher non
‑
order related research and development expenses were

consistent with the higher
revenues and as a percentage of revenues these expenditures

decreased in 2021 to 4.2 percent from
4.3 percent compared to the previous year.
Impairment of goodwill
In 2020, as a result of the new composition of the reporting units and reallocation of goodwill, we recorded an
impairment charge of $311

million, the majority of which related to our Machine Automation

Division within
the Robotics & Discrete Automation Business Area. In

2021, no impairment was recorded as a result of the
annual review. See “Note 11

- Goodwill and intangible assets” to our Consolidated

Financial Statements.
Other income (expense), net
($ in millions) 2021 2020 2019
Net gain (loss) from sale of businesses

2,193 (2) 55
Income from provision of services under transition services agreements 173 91 —
Gain (loss) from change in fair value of investments in equity securities 105 71 (5)
Brand income from Hitachi Energy 89 60 —
Net gain from sale of property, plant and equipment

38 37 51
Favorable resolution of an uncertain purchase price adjustment 6 36 92
Fair value adjustment on assets and liabilities held for sale — (33) (421)
Asset impairments

— (35) (56)
Restructuring and restructuring-related expenses (1) (48) (87) (69)
Income (loss) from equity-accounted companies (100) (66) 8
Other income (expense) 176 (24) 22
Total 2,632 48 (323)
(1)

Excluding

asset impairments

In 2021, Other income (expense), net, was an income

of $2,632 million compared to $48 million in 2020. In
2021, we recorded gains of $2,193 million in Other income (expense),

net for net gains from sales of
businesses. This is primarily due to the divestment of the Dodge business.

In 2021, we also recorded a full
year of both brand income and income for provision of

transition services relating to Hitachi Energy,
compared to only six months of income in 2020. In 2021,

we recorded higher increases in the fair value of
various equity investments in our ABB Technology

Ventures portfolio,

the most significant of which related to
CMR Surgical Ltd. The amount in 2021 also reflects lower

restructuring and restructuring-related expenses
and lower asset impairments. Partially offsetting

this were higher losses from equity-accounted companies
mainly reflecting the loss recorded from the Hitachi Energy

joint venture.
Income from operations
% Change
($ in millions) 2021 2020 2019 2021 2020
Electrification 1,841 1,335 1,049 38% 27%
Motion 3,276 989 1,009 231% (2)%
Process Automation

713 344 700 107% (51)%
Robotics & Discrete Automation 269 (163) 298 n.a. n.a.
Total Business Areas 6,099 2,505 3,056 143% (18)%
Corporate and Other (385) (927) (1,113) n.a. n.a.
Intersegment elimination

4 15 (5) n.a. n.a.
Total 5,718 1,593 1,938 259% (18)%
In 2021 and 2020, changes in income from operations were a result of the factors discussed above and in
“Business analysis” below.
Financial income and expenses
Financial income and expenses include “Interest and dividend income”, “Interest and other finance

expense”
and “Losses from extinguishment of debt”.
“Interest and other finance expense” includes interest expense on our debt, the amortization of upfront
transaction costs associated with long
‑
term debt and committed credit facilities, commitment fees

on credit
facilities, foreign exchange gains and losses on financial

items and gains and losses on marketable
securities. In addition, interest accrued relating to uncertain tax positions is included within interest expense.
“Interest and other finance expense” excludes interest

expense which has been allocated to discontinued
operations.
($ in millions) 2021 2020 2019
Interest and dividend income

51 51 67
Interest and other finance expense

(148) (240) (215)
Losses from extinguishment of debt — (162) —
In 2020, we redeemed the full amount outstanding for two

bonds according to the terms of the instruments
and executed public tenders for two additional bonds resulting in a partial reduction of the principal
outstanding. These transactions resulted in losses on extinguishment of debt in 2020 totaling $162 million
(see “Note 12 - Debt” to our Consolidated Financial Statements)

.

The reduction of outstanding debt from
these public tenders as well as maturities of bonds in both 2021 and 2020 reduced “Interest and other finance
expense” by approximately $70 million compared to 2020.

This was partially offset by higher interest

expense
for income tax related contingencies and the elimination

of the allocation of interest expense to discontinued
operations subsequent to the divestment of the Power

Grids business.

Non-operational pension (cost) credit
A non-operational pension credit of $166 million was recorded in 2021 compared to a $401 million cost in
2020. Non-operational pension credits primarily result

from higher expected returns

on plan assets compared
to interest costs

on benefit obligations. The net cost in 2020 was

mainly due to charges of $520 million for
settlements of certain international pension plans (see “Note 17

- Employee benefits” to our Consolidated
Financial Statements).
Income tax expense
($ in millions) 2021 2020 2019
Income from continuing operations before taxes

5,787 841 1,862
Income tax expense (1,057) (496) (772)
Effective tax rate for the year

18.3% 59.0% 41.5%
In 2021, the effective tax rate decreased from 59.0

percent in 2020 to 18.3 percent primarily due to specific
items which increased the effective tax rate in

2020. In 2020, the income tax rate was higher by 9 percent
due to the impairment of non-deductible goodwill, 10

percent due to non-deductible charges relating to the
settlement of certain defined benefit pension plans

and 5 percent due to losses from extinguishment of debt
which were incurred in jurisdictions

with a full valuation allowance.

In 2021, the tax impacts related to the sale
of the Dodge business reduced the effective tax

rate by approximately 5 percent.

We also realized certain
benefits from internal reorganizations in anticipation

of this divestment which reduced the effective

tax rate by
a further 4 percent.
See “Note 16 - Income taxes” to our Consolidated Financial

Statements for additional information.
Income from continuing operations, net of tax
As a result of the factors discussed above, compared to

2020, Income from continuing operations, net of tax,
increased by $4,385 million to $4,730 million in 2021.
Income from discontinued operations, net of tax
Income (loss) from discontinued operations, net of tax,

in 2021, 2020 and 2019 was as follows:
($ in millions) 2021 2020 2019
Total

revenues

— 4,008 9,037
Total

cost of sales

— (3,058) (6,983)
Gross profit — 950 2,054
Expenses

(18) (808) (1,394)
Change to net gain recognized on sale of the Power Grids business (65) 5,141 —
Income (loss) from operations (83) 5,282 660
Net interest income (expense) and other finance expense

2 (5) (61)
Non-operational pension (cost) credit — (94) 5
Income (loss) from discontinued operations before taxes (81) 5,182 605
Income tax 1 (322) (167)
Income (loss) from discontinued operations, net of tax

(80) 4,860 438

On July 1, 2020, we completed the divestment of 80.1

percent of our former Power Grids business to Hitachi.
As a result of the sale, substantially all Power Grids related assets and liabilities have been sold. As this
divestment represented a strategic shift that would have

a major effect on our operations and financial
results, the results of operations

for this business have been presented as discontinued

operations for all
periods presented. In addition, we also have retained obligations (primarily for environmental and taxes)
related to other businesses disposed or otherwise exited

that qualified as discontinued operations. Changes
to these retained obligations are also included in Income

(loss) from discontinued operations, net of tax.

In 2020, as a result of the sale of the Power Grids business

,

we recognized a net gain of $5,141 million, net
of transaction costs, for the sale of the entire Power Grids business which is included in Income from
discontinued operations, net of tax. Certain amounts included in the net gain are estimated or otherwise
subject to change in value and, as a result, we have recorded additional adjustments in 2021, primarily due to
the impacts of the final purchase price settlement agreed with

Hitachi and net foreign currency losses on
certain obligations. We may record additional

adjustments in future periods to the gain which are not
expected to have a material impact on the Consolidated Financial

Statements.
The amounts shown in the table above for the full-year

2020 primarily represent the operations of the Power
Grids business for six months,

compared to a full year of operations for 2019. Income

from discontinued
operations for 2020 included income from operations,

before tax, of $5,182 million. In 2020, we recorded
$322 million as income tax expense within discontinued operations

,

which included $262 million in Income
tax within discontinued operations in connection with the reorganization of the legal entity structure of the
Power Grids business required to facilitate its sale.
For additional information on the divestment and discontinued

operations,

see “Note 3 - Discontinued
operations”

to our Consolidated Financial Statements.
Net income attributable to ABB
As a result

of the factors discussed above, compared to 2020, Net

income attributable to ABB decreased by
$600 million to $4,546 million in 2021.
Earnings per share attributable to ABB shareholders
(in $) 2021 2020 2019
Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax

2.31 0.14 0.49
Income (loss) from discontinued operations, net of tax

(0.04) 2.30 0.19
Net income

2.27 2.44 0.67
Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax

2.29 0.14 0.49
Income (loss) from discontinued operations, net of tax

(0.04) 2.29 0.19
Net income

2.25 2.43 0.67
Basic earnings per share is calculated by dividing income by the weighted
‑ average number of shares
outstanding during the year.

Diluted earnings per share is calculated by dividing income

by the
weighted
‑
average number of shares outstanding during the year,

assuming that all potentially dilutive
securities were exercised, if dilutive. Potentially dilutive securities comprise: outstanding written call options
and outstanding options and shares granted subject to

certain conditions under our share
‑
based payment
arrangements. See “Note 20 - Earnings per share”

to our Consolidated Financial Statements.

Orders and Revenues

$ in millions
12M $ in millions
3,600
3,200
2,800
2,400
15,000
14,000
13,000
12,000
11,000
Q1 2019
Q2
Q3
Q4
Q1 2020
Q2
Q3
Q4
Q1 2021
Q2
Q3
Q4
Orders
Revenues
Orders 12M rolling

Income from operations & Operational EBITA

$ in millions
600
450
300
150
0
-150
20%
15%
10%
5%
0%
-5%
Q1 2019
Q2
Q3
Q4
Q1 2020
Q2
Q3
Q4
Q1 2021
Q2
Q3
Q4
Operational EBITA
Income from operations
Income from operations %

—
Business analysis
Electrification Business Area
The financial results of our Electrification Business

Area were as follows:
% Change
($ in millions) 2021 2020 2019 2021 2020
Orders

14,381 11,884 13,050 21% (9)%
Order backlog at December 31,

5,458 4,358 4,488 25% (3)%
Revenues

13,187 11,924 12,728 11% (6)%
Income from operations

1,841 1,335 1,049 38% 27%
Operational EBITA

2,121 1,681 1,688 26% 0%
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
In 2021, orders increased 21 percent (18 percent in local

currencies) as demand improved across most end-
user segments and markets in both short-cycle and

long-cycle businesses. Although global economic output
recovered during the year and is now above the pre-pandemic

level of 2019, growth was geographically
uneven, largely due to diverse ongoing pandemic impacts,

especially in emerging economies. Demand in the
buildings segment, the Electrification Business Area’s

largest end-user segment,

was robust with strong
growth in the residential market and recovery of the non-residential building sector with increasing
investments in commercial and healthcare. Substantial

growth continues in the e-mobility segment along with
strong growth in food and beverage, utilities,

renewables and data centers.

Additionally, demand

in the oil
and gas segment increased following higher oil prices.

The geographic distribution of orders for our Electrification Business

Area was as follows:
($ in millions) 2021 2020 2019
Europe

5,022 4,149 4,281
The Americas

5,199 4,033 4,653
of which: United States 3,891 3,065 3,501
Asia, Middle East and Africa

4,160 3,702 4,116
of which: China 2,141 1,819 1,885
Total 14,381 11,884 13,050
In 2021, orders increased in all regions. Orders in the

Americas increased 29 percent (28 percent in local
currencies), with strong growth in Mexico, Canada and

in the U.S.

Orders in Europe increased 21 percent
(18 percent in local currencies) with widespread demand

pickup across the region including key markets such
as Germany and Italy.

Demand in Asia, Middle East and Africa increased 12 percent

(8 percent in local
currencies) with China and India contributing strongly despite continuing pandemic-related challenges.
Order backlog
In 2021, the order backlog increased 25 percent (29 percent

in local currencies). The order backlog benefited
from the strong order intake, but also reflected execution challenges caused by material shortages,
transportation constraints as well as pandemic-related

production pressures

in some local markets.
Revenues
In 2021, revenues increased 11

percent (8 percent in local currencies). Revenues increased

in all Divisions
reflecting widespread market recovery across all regions

,

however growth was hampered by component
shortage and logistic challenges, particularly for the project business.

Revenue growth in short-cycle
businesses was higher than in long-cycle businesses, reflecting some customer stockpiling. Pricing actions
taken to mitigate increasing material and transportation

costs

also contributed to the higher revenue level.
The revenue growth rate was led by the E-mobility Division

mirroring the very high demand in this segment.
There was also double-digit revenue growth in the Installation

Products Division reflecting demand recovery
in the U.S. and Canada, as well as in the Smart Power

Division. Revenue growth was solid for the Smart
Buildings Division, whereas revenues grew more modest

ly for the Distribution Solutions and Power
Conversion Divisions.
The geographic distribution of revenues for our Electrification

Business Area was as follows:
($ in millions) 2021 2020 2019
Europe

4,628 4,190 4,251
The Americas

4,503 4,093 4,635
of which: United States 3,322 3,115 3,555
Asia, Middle East and Africa

4,056 3,641 3,842
of which: China 2,110 1,858 1,749
Total 13,187 11,924 12,728
In 2021, revenues in the Americas increased 10 percent (9

percent in local currencies) led by a strong
recovery in Canada and Mexico, while revenues in the U.S. recorded high single-digit growth.

Revenues
increased 11 percent (7

percent in local currencies) in Asia, Middle East and

Africa, driven by growth in China
and India. Revenues in Europe increased 10 percent (8 percent in local currencies) reflecting widespread
growth across the region, including key markets such as Germany and Italy.

Income from operations

In 2021, income from operations increased 38 percent,

supported by higher revenues. Pricing actions across
the product businesses and the benefits of savings realized

from ongoing restructuring and cost savings
programs also positively influenced the income from operations.

Restructuring related expenses and
implementation costs

in our operating Divisions were lower in 2021 than in

2020, mainly as the integration of
GEIS is nearing completion. These positives were partially

dampened by higher commodity prices in 2021, as
well as increased costs

for transportation and logistics. The income from operations was burdened by higher
personnel expenses driven by a ramp-up of manufacturing capacity to meet higher demand. There was also
negative comparable impact from the discontinuance of

various pandemic-related government support
programs that were more significant in 2020 compared

to 2021. Changes in foreign currencies, including the
impacts from FX/commodity timing differences summarized

in the table below, positively

impacted the
income from operations by approximately 1 percentage point.
Operational EBITA
The reconciliation of Income from operations to Operational

EBITA for the Electrification

Business Area was
as follows:
($ in millions) 2021 2020 2019
Income from operations 1,841 1,335 1,049
Acquisition-related amortization

117 115 115
Restructuring, related and implementation costs 66 145 112
Changes in obligations related to divested businesses — 15 —
Changes in pre-acquisition estimates (6) 11 22
Gains and losses from sale of businesses 13 4 (42)
Fair value adjustment on assets and liabilities held for sale — 33 421
Favorable resolution of an uncertain purchase price adjustment (5) (36) (92)
Acquisition-

and divestment-related expenses and integration costs
70 71 119
Certain other non-operational items — 9 3
FX/commodity timing differences in income from operations 25 (21) (19)
Operational EBITA 2,121 1,681 1,688
In 2021, Operational EBITA

increased 26 percent (20 percent excluding the impact

from changes in foreign
currency exchange rates) compared to 2020, primarily due to

the reasons described under “Income from
operations”, excluding the explanations related to the

reconciling items in the table above.

Orders and Revenues

$ in millions
12M $ in millions
2,500
2,000
1,500
1,000
500
8,000
7,500
7,000
6,500
6,000
Q1 2019
Q2
Q3
Q4
Q1 2020
Q2
Q3
Q4
Q1 2021
Q2
Q3
Q4
Orders
Revenues
Orders 12M rolling

Income from operations & Operational EBITA

$ in millions
2,500
2,400
400
300
200
100
0
145%
140%
20%
15%
10%
5%
0%
Q1
Q2
Q3
Q4
2019
2020
2021
Operational EBITA
Income from operations
Income from operations %

Motion Business Area
The financial results of our Motion Business Area were

as follows:
% Change
($ in millions) 2021 2020 2019 2021 2020
Orders

7,616 6,574 6,782 16% (3)%
Order backlog at December 31,

3,749 3,320 2,967 13% 12%
Revenues

6,925 6,409 6,533 8% (2)%
Income from operations

3,276 989 1,009 231% (2)%
Operational EBITA

1,183 1,075 1,082 10% (1)%
Orders
In 2021, orders increased 16 percent (13 percent in

local currencies) compared to 2020. Order development
had a strong performance across most of the market segments

and Divisions. The Business Area benefited
from high demand in food and beverage, HVACR

(heating, ventilation,

air conditioning and refrigeration),
chemicals, metals, pulp and paper,

cement, mining, wind and water segments. Oil and

gas demand was flat
but showed signs of recovery due to higher oil prices

and emerging trends.
The geographic distribution of orders for our Motion Business

Area was as follows:
($ in millions) 2021 2020 2019
Europe

2,617 2,219 2,355
The Americas

2,677 2,276 2,437
of which: United States 2,200 1,897 2,048
Asia, Middle East and Africa

2,322 2,079 1,990
of which: China 1,232 1,077 987
Total 7,616 6,574 6,782
In 2021, orders increased 18 percent (14 percent in local

currencies) in Europe as orders increased mainly in
Switzerland, Spain, Italy,

Austria, Turkey and France partially

offset by a decrease in Poland. In Asia, Middle
East and Africa, orders increased 12 percent (7 percent in local currencies) driven by growth in China and
India. In the Americas, orders increased 18 percent (17

percent in local currencies) as a result of recoveries
in the U.S., Canada and Mexico.

Order backlog
The order backlog in 2021 increased 13 percent (19 percent

in local currencies) compared to 2020. The order
backlog increased across most Divisions, driven by both

short and long-cycle order growth.
Revenues
In 2021, revenues increased 8 percent (5 percent in local currencies)

compared to 2020 and were higher
across all Divisions, recovering from the pandemic-related decline in 2020. Revenues also reflected strong
execution from the order backlog as well as resilience in the short-cycle business.
The geographic distribution of revenues for our Motion

Business Area was as follows:
($ in millions) 2021 2020 2019
Europe

2,258 2,196 2,162
The Americas

2,396 2,225 2,378
of which: United States 1,974 1,867 2,009
Asia, Middle East and Africa

2,271 1,988 1,993
of which: China 1,256 1,040 955
Total 6,925 6,409 6,533
In 2021, revenues in Europe increased 3 percent (flat

in local currencies) driven by increases in Turkey,
Germany, Poland, Switzerland,

Austria and Spain while sales volumes declined in

Sweden, Estonia, Italy and
Finland. In Asia, Middle East and Africa revenues increased

14 percent (9 percent in local currencies)
compared to 2020 driven by strong revenue growth in China, India and Australia. In the Americas, revenues
increased 8 percent (7 percent in local currencies) on

higher revenues in the U.S., particularly in the book-
and-bill business in the NEMA Motors Division. The Mechanical

Power Transmission Division also reported
strong order growth prior to its divestment in November

2021.
Income from operations
In 2021, income from operations increased 231 percent

compared to 2020 and included the gain of
$2,195 million

recognized on sale of the Mechanical Power Transmission

Division. Excluding this gain,
income from operations increased 9 percent driven primarily

by higher revenues. The higher business
volumes reflect the recovery from the pandemic-related slowdown in 2020. Profitability was also supported by
active price management, continued cost discipline, a focus

on operational performance and a positive
divisional mix which offset increasing commodities

and freight expenses and other cost inflation. Changes

in
foreign currencies, including the impacts from FX/commodity

timing differences summarized in the

table
below, had no significant impact

on the change in income from operations.
Operational EBITA
The reconciliation of Income from operations to Operational

EBITA for the Motion

Business Area was as
follows:
($ in millions) 2021 2020 2019
Income from operations 3,276 989 1,009
Acquisition-related amortization

43 52 53
Restructuring, related and implementation costs 22 44 12
Gains and losses from sale of businesses (2,196) — —
Acquisition-

and divestment-related expenses and integration costs
26 — —
Certain other non-operational items 1 17 14
FX/commodity timing differences in income from operations 11 (27) (6)
Operational EBITA 1,183 1,075 1,082

Orders and Revenues

$ in millions
12M $ in millions
2,000
1,500
1,000
500
7,500
7,000
6,500
6,000
5,500
Q1 2019
Q2
Q3
Q4
Q1 2020
Q2
Q3
Q4
Q1 2021
Q2
Q3
Q4
Orders
Revenues
Orders 12M rolling

Income from operations & Operational EBITA

$ in millions
300
200
100
0
20%
15%
10%
5%
0%
Q1
2019
Q2
Q3
Q4
Q1
2020
Q2
Q3
Q4
Q1
2021
Q2
Q3
Q4
Operational EBITA
Income from operations
Income from operations %

In 2021, Operational EBITA

increased 10 percent (6 percent excluding the impact from

changes in foreign
currency exchange rates) primarily due to the reasons

described under “Income from operations”, excluding
the explanations related to the reconciling items in the

table above.
Process Automation Business Area
The financial results of our Process Automation Business

Area were as follows:
% Change
($ in millions) 2021 2020 2019 2021 2020
Orders

6,779 6,144 6,432 10% (4)%
Order backlog at December 31,

6,079 5,805 5,077 5% 14%
Revenues

6,259 5,792 6,273 8% (8)%
Income from operations

713 344 700 107% (51)%
Operational EBITA

801 451 732 78% (38)%
Orders
In 2021, orders increased 10 percent (7 percent in

local currencies) compared to 2020. Orders grew double
digit in almost all Divisions except the Marine & Ports

Division where orders declined

due to the receipt of a
large capital investment order in 2020. Markets recovered to pre-pandemic levels and customers made
capital and operational investments

across almost all market segments. Demand for products,

systems and
services improved in the process-related segments like

mining, pulp and paper, chemicals,

and oil and gas.
Demand for products and services recovered in the power

generation market and operational investments
improved in the marine sector.
The geographic distribution of orders for our Process Automation

Business Area was as follows:
($ in millions) 2021 2020 2019
Europe

2,614 2,365 2,599
The Americas

1,645 1,360 1,627
of which: United States 1,047 770 995
Asia, Middle East and Africa

2,520 2,419 2,206
of which: China 821 590 631
Total 6,779 6,144 6,432

Orders in Europe increased 11

percent (6 percent in local currencies) driven by strong

orders in the process-
related businesses and increases in service activity.

In local currencies, orders increased in Germany,
Norway, France, Russia

and the United Kingdom while orders decreased in Sweden

and Italy. Orders

in
Asia, Middle East and Africa increased 4 percent (remained

flat in local currencies). Higher orders in China,
India and Australia were partly offset primarily

by the lower order volumes in South Korea and Singapore

due
to large orders booked in 2020. In the Americas, orders

increased 21 percent (20 percent in local currencies)
supported by strong investments in the U.S. across all Divisions.
Order backlog
In 2021, the order backlog increased 5 percent (10 percent

in local currencies) compared to 2020. Strong
order growth drove significant increases in order backlog for all Divisions except the Marine & Ports Division
which decreased mainly on lower orders and strong backlog

execution.
Revenues
In 2021, revenues increased 8 percent (5 percent in local currencies)

compared to 2020. Revenues
increased in all Divisions, reflecting strong execution

of the order backlog in the long-cycle businesses,
partially offset by challenges from supply chain constraints.
The geographic distribution of revenues for our Process

Automation Business Area was as follows:
($ in millions) 2021 2020 2019
Europe

2,439 2,395 2,494
The Americas

1,439 1,329 1,595
of which: United States 836 808 950
Asia, Middle East and Africa

2,381 2,068 2,184
of which: China 742 629 612
Total 6,259 5,792 6,273
In 2021, revenues were 15 percent higher (11

percent in local currencies) in Asia, Middle East and

Africa,
8 percent higher (7 percent in local currencies) in the

Americas and 2 percent higher (decrease of 2 percent
in local currencies) in Europe compared to 2020. In Asia,

Middle East and Africa, the Marine & Ports Division
registered strong growth in South Korea and China while

revenues also increased in the United Arab
Emirates and South Africa in the Energy Industries Division.

In Europe, revenues were higher in Russia and
the United Kingdom while lower in France, Finland and

Germany. In the

Americas, revenues were higher in
the U.S., Brazil and Canada while revenues declined

in Mexico.
Income from operations
In 2021, income from operations increased 107 percent

compared to 2020 primarily due to the significant
charges recorded in 2020 for the Kusile power generation

project in South Africa, legacy projects in India and
other significant restructurings. This was partially offset

by higher divestment-related expenses, mainly
related to the planned exit of the Turbocharging

Division. Excluding these items, income from operations
improved significantly driven by volume, strong execution, savings from supply and operation excellence
initiatives and continued overhead cost structure improvements.

Changes in foreign currencies, including the
effect from changes in the FX/commodity timing

differences summarized in the table below,

decreased
income from operations by 3 percent compared to 2020.

Orders and Revenues

$ in millions
12M $ in millions
1,200
1,000
800
600
400
4,000
3,500
3,000
2,500
2,000
Q1
2019
Q2
Q3
Q4
Q1
2020
Q2
Q3
Q4
Q1
2021
Q2
Q3
Q4
Orders
Revenues
Orders 12M rolling

Operational EBITA
The reconciliation of Income from operations to Operational

EBITA for the Process

Automation Business
Area was as follows:
($ in millions) 2021 2020 2019
Income from operations 713 344 700
Acquisition-related amortization

5 4 4
Restructuring, related and implementation costs 48 125 21
Gains and losses from sale of businesses (13) — —
Acquisition-

and divestment-related expenses and integration costs
35 2 —
Certain other non-operational items 1 1 2
FX/commodity timing differences in income from operations 12 (25) 5
Operational EBITA 801 451 732
In 2021, Operational EBITA

increased 78 percent (70 percent excluding the

impacts from changes in foreign
currencies) compared to 2020. The change is due to the reasons described under “Income from operations”,
excluding the explanations related to the reconciling items in the table above.
Robotics & Discrete Automation Business Area
The financial results of our Robotics & Discrete Automation

Business Area were as follows:
% Change
($ in millions) 2021 2020 2019 2021 2020
Orders

3,844 2,868 3,260 34% (12)%
Order backlog at December 31,

1,919 1,403 1,356 37% 3%
Revenues

3,297 2,907 3,314 13% (12)%
Income (loss) from operations

269 (163) 298 n.a. (155)%
Operational EBITA

355 237 393 50% (40)%

Orders
In 2021, orders increased 34 percent (29 percent in

local currencies). Demand levels in both the Robotics
and Machine Automation Divisions recovered in 2021

after 2020 was impacted by the COVID-19 pandemic.
Commencing in the second quarter,

both Divisions reported significant increases

in demand, including from
traditional automotive and automotive-related sectors,

general industry,

machine builders and electronics
market sectors.

Orders continued to grow in the second half of the year

benefiting from larger investments by
customers in the machine automation sector.
The geographic distribution of orders for our Robotics

& Discrete Automation Business Area was as follows:
($ in millions) 2021 2020 2019
Europe

1,978 1,424 1,717
The Americas

530 388 457
of which: United States 371 277 310
Asia, Middle East and Africa

1,336 1,056 1,086
of which: China 976 781 729
Total 3,844 2,868 3,260
In 2021, orders increased in all regions. Orders in Europe

increased 39 percent (35 percent in local
currencies) driven by increases

in demand in Germany,

Italy, Netherlands

and Austria.

Orders in the
Americas increased 37 percent (35 percent in local currencies)

compared to 2020, driven by the strong order
intake in the U.S. in both Divisions.

Orders in Asia, Middle East and Africa increased 27

percent (20 percent
in local currencies) with strong demand in China and India

.
Order backlog
In 2021, the order backlog increased 37 percent (43 percent

in local currencies) compared to 2020.

The order
backlog increased in the Machine Automation Division, but

was negatively impacted by our selectivity of
orders in the automotive segment partially offset by

positive momentum in the general industry and consumer
segments.
Revenues
In 2021, revenues increased 13 percent (9 percent in local currencies)

compared to 2020. Revenues
increased in both Divisions due to higher volumes from

book-and-bill business,

however growth was
hampered by component shortages (primarily related to

semiconductors), logistic challenges which triggered
longer lead times for some customer deliveries and a tight

labor market. Service revenues also increased,
driven by strong demand from all industry segments but especially from general industry.
The geographic distribution of revenues for our Robotics

& Discrete Automation Business Area was as
follows:
($ in millions) 2021 2020 2019
Europe

1,582 1,481 1,680
The Americas

441 389 464
of which: United States 309 273 293
Asia, Middle East and Africa

1,274 1,037 1,170
of which: China 950 719 829
Total 3,297 2,907 3,314

In 2021, revenues increased in all regions. The revenues

from Asia, Middle East and Africa increased
23 percent (17 percent in local currencies) compared to

2020 due to higher book-and-bill revenues and a
higher level of execution of automotive segment orders,

particularly in China. Revenues in Europe increased
7 percent (4 percent in local currencies) with Austria and

Spain performing strongly while revenues declined
in the United Kingdom and France. In the Americas, revenues

increased 13 percent (12 percent in local
currencies) due to strong demand in the U.S. in both

Divisions after recovery from the low levels in 2020.
Income (loss) from operations
In 2021, the Business Area recorded income from operations

of $269 million compared to a loss of
$163 million in 2020, as the improvement in underlying

operating performance in 2020 was more than offset
by the $290 million impairment of goodwill recorded in the Machine

Automation Division in 2020. The
operational performance in 2021 reflected improved sales

volumes, a favorable change in the revenue mix
and the benefit of cost reduction measures taken in 2020.

Changes in foreign currencies, including the
impacts from FX/commodity timing differences summarized

in the table below, positively

impacted the
income from operations by approximately 6 percent.
Operational EBITA
The reconciliation of Income (gain) from operations to

Operational EBITA for

the Robotics & Discrete
Automation Business Area was as follows:
($ in millions) 2021 2020 2019
Income (loss) from operations 269 (163) 298
Acquisition-related amortization

83 78 77
Restructuring, related and implementation costs 7 26 12
Acquisition-

and divestment-related expenses and integration costs
1 — 1
Impairment of goodwill — 290 —
Certain other non-operational items — 5 4
FX/commodity timing differences in income from operations (5) 1 1
Operational EBITA 355 237 393
In 2021, Operational EBITA

increased 50 percent (41 percent excluding the impact

from changes in foreign
currency exchange rates) compared to 2020, primarily due to the reasons described under “Income (loss)
from operations”, excluding the explanations related to

the reconciling items in the table above.

Corporate and Other
Net loss from operations for Corporate and Other was

as follows:
($ in millions)

2021

2020

2019

Corporate headquarters and stewardship

(399)
(334) (334)
Income (loss) from equity-accounted companies
(102)
(68) 1
Other corporate costs
(32) (63) 56
Restructuring
(5)
(46) (60)
Fair value adjustment on equity securities
94
71 (5)
Corporate brand income from Hitachi Energy
89
60 —
Corporate real estate
41
54 60
Costs for divestment of Power Grids
—
(86) (141)
Corporate research and development
—
(49) (185)
Digital program costs
—
(45) (33)
OS implementation costs
—
(24) (83)
Stranded corporate costs
—
(40) (225)
Divested businesses and other non-core activities
(67)
(342) (164)
Total Corporate and Other (381) (912) (1,113)
In 2021, the net loss from operations within Corporate

and Other decreased by $531 million to $381 million
compared to 2020. This reflected several items including an elimination of stranded corporate costs and the
high costs in 2020 related to the divestment of the Power

Grids business. Additionally,

corporate costs in
2021 reflect the ending in 2020 of the remaining corporate research and development and digital program
costs, which were eliminated as part of the ABB Way

program. In 2021, losses in non-core businesses
decreased compared to 2020 as projects were completed and certain large losses were not repeated. This
was partially offset by a higher loss from equity

-accounted companies in 2021 compared to 2020 while
corporate brand income of $89 million was higher than

2020 for the use of the ABB brand by the Hitachi
Energy Ltd. joint venture.
Corporate
In 2021, corporate headquarters and stewardship costs

increased compared to 2020, mainly driven by
residual unallocated costs for the Global Business Services

operations and continuous implementation of
ABB Way.
Our investment in the Hitachi Energy Ltd. joint venture

is accounted for using the equity method and
presented as Income (loss) from equity-accounted companies. The amount in 2021 is for a full year
compared to six months in 2020 and primarily represents

the amortization of the notional purchase price
accounting adjustments (net of tax) which were recorded due

to the fair value accounting applied on initial
investment in the joint venture (see “Note 4 - Acquisitions,

divestments and equity-accounted companies” to
our Consolidated Financial Statements for information

on the accounting for the investment in Hitachi Energy
Ltd).
During 2021, we recorded net revaluation gains totaling

$94 million on investments in equity securities in our
equity ventures investment portfolio.
Corporate brand income results from the granting of the

use of the ABB brand to Hitachi Energy Ltd.,

the fair
value of which was initially determined on the date of the divestment.

A portion of the proceeds received for
the sale of the Power Grids business was allocated to the fair value of the granting of the use of the brand
and is being amortized over the expected period of use

by Hitachi Energy Ltd.
Corporate real estate primarily includes income from property rentals and gains from the sale of real estate
properties. In 2021, income from operations in corporate

real estate included gains from the sale of real
estate properties of $22 million compared to $27 million in

2020.

Other corporate costs consists of operational costs of our

Corporate Treasury Operations and other

minor
items including elimination of changes to eliminated internal profit of Inventory.
Other - Divested businesses and other non-core activities
The results of operations for certain divested businesses

and other non
‑ core activities are presented in
Corporate and Other. Divested

businesses

include the high-voltage cables business, steel structures
business as well as the oil & gas EPC business. Other

continuing non
‑ core activities include the execution
and wind
‑
down of certain legacy EPC and other contracts.
In both 2021 and 2020, the amounts represent charges

and losses relating to divested businesses and the
winding down of the remaining EPC projects. In 2021,

we recorded losses

of $67 million which were mostly
related to the full train retrofit business but also related to legacy EPC projects and the divested oil & gas
EPC business. In 2020, we recorded $143 million for

certain retained warranty obligations relating to the steel
structures business and also recorded charges for certain

retained commitments and guarantees in
connection with the oil & gas EPC business. The loss

in 2020 also reflects further operational challenges

and
customer obligations relating to several legacy projects

including the full train retrofit business, substations
and offshore wind.
At December 31, 2021, our remaining non
‑
core activities primarily include the completion of the

remaining
EPC contracts for substations and oil & gas as well as

the completion of the remaining obligations for the full
train retrofit business.
Restructuring and other cost savings initiatives
OS program
From December 2018 to December 2020, we executed

a two-year restructuring program with the objective of
simplifying our business model and structure through the implementation of a new organizational structure
driven by our businesses. The program resulted in the

elimination of the country and regional structures
within the previous matrix organization, including the elimination of the three regional Executive Committee
roles. The operating businesses are now responsible for

both their customer-facing activities and business
support functions, while the remaining Group-level corporate activities primarily focus on Group strategy,
portfolio and performance management and capital allocation.

As of December 31, 2020, we had incurred
substantially all restructuring and related expenses related to the OS program.
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
The following table outlines the costs incurred in 2020,

2019 and the cumulative costs incurred under the
program per operating segment and Corporate and Other

as of December 31, 2020:
Cumulative costs
Costs incurred in incurred up to
($ in millions) 2020 2019 December 31, 2020
Electrification 35 18 85
Motion

18 6 25
Process Automation (1) 37 3 61
Robotics & Discrete Automation 10 8 18
Corporate and Other

49 54 114
Total 149 89 303
(1)

Formerly named

the Industrial

Automation

operating

segment.

As of December 31, 2020, ABB completed and had incurred

substantially all costs related to the OS program.
The restructuring program resulted in run-rate cost savings

of approximately $590 million, impacting all
Business Areas and Corporate and Other.

These cost savings were realized mainly as reductions

in cost of
sales, selling, general and administrative expenses, and

non-order related research and development
expenses.
The majority of the remaining cash outlays at December

31, 2020, occurred in 2021 and were primarily for
employee severance benefits.
—
Liquidity and capital resources
Principal sources of funding
We meet our liquidity needs principally using cash

from operations, proceeds from the issuance of debt
instruments (bonds and commercial paper), and short
‑
term bank borrowings. In 2021, we also received
significant funds from the sale of the Mechanical Power

Transmission Division, which was completed

on
November 1, 2021.

Our net debt/cash is shown in the table below:
December 31, ($ in millions) 2021 2020
Short-term debt and current maturities of long-term debt

1,384 1,293
Long-term debt

4,177 4,828
Cash and equivalents

(4,159) (3,278)
Restricted cash - current (30) (323)
Marketable securities and short-term investments

(1,170) (2,108)
Restricted cash - non-current (300) (300)
Net debt (cash) (defined as the sum of the above lines) (98) 112
During 2021, we benefited from a significant increase in

cash provided by operating activities compared to
2020 and cash proceeds from sales of businesses.

A significant amount of these funds was paid to
shareholders during 2021 through both the payment of the

annual dividend and the continuation of share
buyback activities.

During 2021, we changed from a net debt position of $11

2

million at December 31, 2020, to a net cash
position of $98 million at December 31, 2021. Approximately

$170 million of this movement is due to
movements in foreign exchange rates with several other

significant movements mostly offsetting over the
year. In 2021, we received

net proceeds of $2,862 million for the sale of the Dodge business later in the year.
We generated cash flows from operating activities

during 2021 of $3,330 million and sold treasury stock

in
relation to our employee share plans for $826 million. Mostly offsetting these items were amounts for
purchases of treasury shares of $3,708 million,

including $2,680 million relating to the announced buyback

s
of our shares,

as well as $1,726 million for the payment of the dividend

to our shareholders.

We made net
purchases of property,

plant and equipment and intangible assets of $727

million and made payments of
dividends to noncontrolling shareholders totaling $98

million. See “Financial position”, “Investing activities”
and “Financing activities” for further details.
Our Corporate Treasury Operations is responsible

for providing a range of treasury management services

to
our group companies, including investing cash in excess

of current business requirements. At December 31,
2021 and 2020, the proportion of our aggregate “Cash

and equivalents” (including restricted cash) and
“Marketable securities and short
‑
term investments” managed by our Corporate Treasury

Operations
amounted to approximately 44 percent and 47 percent, respectively.

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
Our cash is held in various currencies around the world. Approximately

40 percent of our cash and cash
equivalents held at December 31, 2021, was in U.S. dollars,

while the most significant foreign currency cash
and cash equivalents were held in Chinese renminbi (17

percent).
We believe the ongoing cash flows generated from

our business, supplemented, when necessary,

through
access to the capital markets (including short
‑
term commercial paper) and our credit facilities are sufficient to
support business operations, capital expenditures, business

acquisitions, the payment of dividends to
shareholders and contributions to pension plans. Consequently,

we believe that our ability to obtain funding
from these sources will continue to provide the cash flows

necessary to satisfy our working capital and capital
expenditure requirements, as well as meet our debt repayments and other financial commitments for the next
12 months. See “Contractual obligations and commitments”.
Due to the nature of our operations, including the timing

of annual incentive payments to employees, our
cash flow from operations generally tends to be weaker

in the first half of the year than in the second half of
the year.
Debt and interest rates
Total

outstanding debt was as follows:
December 31, ($ in millions) 2021 2020
Short-term debt and current maturities of long-term debt

1,384 1,293
Long-term debt:
Bonds

3,984 4,580
Other long-term debt

193 248
Total debt 5,561 6,121
The increase in short
‑
term debt in 2021 was due to the reclassification to

short-term of the USD 1,250 million
2.875% Notes mostly offset by the repayment at maturity

of both the USD 650 million 4.0% Notes and the
CHF 350 million 2.25% Bonds.
At December 31, 2021, Long-term debt decreased $651

million compared to the end of 2020 due to the
reclassification to short-term described above offset

partly by the issuance in 2021 of EUR 800 million
0% Notes.

Our debt has been obtained in a range of currencies and

maturities and with various interest rate terms. For
certain of our debt obligations, we use derivatives to manage the fixed interest rate exposure. For example,
we use interest rate swaps to effectively convert

fixed rate debt into floating rate liabilities. After considering the effects of interest rate swaps, at December 31,

2021, the effective average interest rate

on our floating
rate long
‑
term debt (including current maturities) of $3,598

million and our fixed rate long
‑
term debt (including
current maturities) of $1,885 million was 0.3 percent and

3.1 percent, respectively.

This compares with an
effective rate of 0.2 percent for floating rate long
‑
term debt of $3,330 million and 3.3 percent for fixed rate
long
‑
term debt of $2,638 million at December 31, 2020.

For a discussion of our use of derivatives to modify the

interest characteristics of certain of our individual
bond issuances, see “Note 12 - Debt” to our Consolidated

Financial Statements.
Credit facility
In December 2019, we replaced our previous multicurrency

revolving credit facility with a new $2 billion
multicurrency revolving credit facility,

maturing in 2024. In 2021 we exercised our

option to further extend the
maturity to 2026. No amount was drawn under the facility at

December 31, 2021 and 2020. The facility is
available for general corporate purposes and contains

cross
‑
default clauses whereby an event of default
would occur if we were to default on indebtedness, as defined in the facility,

at or above a specified threshold.
The credit facility does not contain financial covenants

that would restrict our ability to pay dividends or raise
additional funds in the capital markets. For further details of the credit facility, see

“Note 12 - Debt” to our
Consolidated Financial Statements.
Commercial paper
At December 31, 2021, we had two commercial paper

programs in place:
•

a $2 billion commercial paper program for the private

placement of U.S. dollar denominated
commercial paper in the United States, and
•

a $2 billion Euro
‑
commercial paper program for the issuance of commercial paper in a variety of
currencies.
At December 31, 2021, no amount was outstanding under

the $2 billion program in the United States,
compared to $32 million outstanding at December 31,

2020.
At December 31, 2021 and 2020, no amount was outstanding

under the $2 billion Euro
‑
commercial paper
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

31, 2021, three bonds (principal amount of
EUR 700 million, due in 2023,

principal amount of EUR 750 million, due in 2024,

and principal amount of
EUR 800 million, due in 2030)

having a combined carrying amount of $2,522 million were

outstanding under
the program. The carrying

amount of the bonds outstanding under the program at December

31, 2020, was
$1,821 million.
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

&
Poor’s.
At December 31, 2021 and 2020, our long
‑
term debt was rated A3 by Moody’s and

currently with a Stable
outlook. At December 31, 2021 and 2020, our long-term

debt was rated A- by Standard & Poor’s and
currently with a Stable outlook.

Limitations on transfers of funds
Currency and other local regulatory limitations related to the transfer of funds exist in a number of countries
where we operate, including: China, Egypt, India, Malaysia, the

Philippines, the Russian Federation, South
Africa, South Korea, Taiwan

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

Operations to meet short
‑
term cash obligations outside
the relevant country.

The above described funds are reported as cash in our Consolidated

Balance Sheets,
but we do not consider these funds immediately available

for the repayment of debt outside the respective
countries where the cash is situated, including those described above. At December 31, 2021 and 2020, the
balance of “Cash and equivalents” and “Marketable securities and other short
‑
term investments” under such
limitations (either regulatory or sub ‑
optimal from a tax perspective) totaled approximately $2,074 million and
$1,751 million, respectively.
During 2021, we continued to direct our subsidiaries in

countries with restrictions to place such cash with our
core banks or investment grade banks, in order to minimize

credit risk on such cash positions. We continue

to
closely monitor the situation to ensure bank counterparty

risks are minimized.

—
Financial position
Balance sheets
December 31, ($ in millions) 2021 2020 % Change
Current assets
Cash and equivalents

4,159 3,278 27%
Restricted cash 30 323 n.a.
Marketable securities and short-term investments

1,170 2,108 (44)%
Receivables, net

6,551 6,820 (4)%
Contract assets 990 985 1%
Inventories, net

4,880 4,469 9%
Prepaid expenses

206 201 2%
Other current assets

573 760 (25)%
Current assets held for sale and in discontinued operations 136 282 (52)%
Total current assets 18,695 19,226 (3)%
For a discussion on Cash and equivalents, see sections

“Liquidity and Capital Resources—Principal sources
of funding” and “Cash flows” for further details.
In 2021, the amount of cash subject to short-term restrictions decreased as restrictions on cash of
$290 million were removed upon ABB completing certain obligations in connection with the sale of Power
Grids to Hitachi. See “Note 3 - Discontinued operations”

to our Consolidated Financial Statements.
Marketable securities and short-term investments decreased

in 2021. The reduction primarily reflects lower
amounts placed in money market funds classified as

equity securities (see “Note 5 - Cash and equivalents,
marketable securities and short-term investments” to our

Consolidated Financial Statements).
Receivables, net, decreased 4 percent primarily due to

changes in foreign currencies. In local currency,
Receivables, net, remained flat.

Contract assets increased 1 percent (5 percent in local

currencies). The increase reflects higher levels in the
Process Automation and Motion Business Areas. This

was partially offset by lower levels in the non-core
businesses and in the Robotics & Discrete Automation Business

Area.
Inventories, net, increased 9 percent (15 percent in local

currencies).

The increase reflects a significant build-
up of raw materials and some increases in the price of components.

Supply chain challenges and shortages
in the availability of some items have created the need

to stockpile certain key components and also have
resulted in some delays in completing and delivering finished goods.
Current assets held for sale and in discontinued operations

decreased to $136 million from $282 million.
These amounts primarily relate to working capital for certain contracts which remain with ABB and are being
executed for the direct benefit of the Power Grids business.

For the details of the assets of the Power Grids
business see “Note 3 - Discontinued operations” to our

Consolidated Financial Statements.
December 31, ($ in millions) 2021 2020 % Change
Current liabilities
Accounts payable, trade

4,921 4,571 8%
Contract liabilities 1,894 1,903 0%
Short-term debt and current maturities of long-term debt

1,384 1,293 7%
Current operating leases 230 270 (15)%
Provisions for warranties

1,005 1,035 (3)%
Other provisions

1,386 1,519 (9)%
Other current liabilities

4,367 4,181 4%
Current liabilities held for sale and in discontinued operations 381 644 (41)%
Total current liabilities 15,568 15,416 1%
Accounts payable, trade, increased 8 percent (11

percent in local currencies) due primarily to higher
inventory purchases.
The increase in short-term debt in 2021 was due to the

reclassification to short-term of the USD 1,250 million
2.875% Notes partially offset by the repayment at

maturity of both the USD 650 million 4.0% Notes and

the
CHF 350 million 2.25% Bonds.

Current operating leases includes the portion of the operating lease liabilities that are due to be paid in the
next 12 months. For a summary of operating lease liabilities,

see “Note 14 - Leases” to our Consolidated
Financial Statements.
Provisions for warranties decreased 3 percent (remained

flat in local currencies). For details on the change in
the Provisions for warranties, see “Note 15 - Commitments

and contingencies” to our Consolidated Financial
Statements.
Current liabilities held for sale and in discontinued operations decreased to $381 million from $644 million.
These amounts primarily relate to certain working capital

balances of the Power Grids business as described
above as well as amounts recorded for certain guarantees

provided for the benefit of Power Grids.

December 31, ($ in millions) 2021 2020 % Change
Non-current assets
Restricted cash, non-current 300 300 0%
Property, plant and equipment, net

4,045 4,174 (3)%
Operating lease right-of-use assets 895 969 (8)%
Investments in equity-accounted companies

1,670 1,784 n.a.
Prepaid pension and other employee benefits

892 360 148%
Intangible assets, net

1,561 2,078 (25)%
Goodwill

10,482 10,850 (3)%
Deferred taxes

1,177 843 40%
Other non-current assets

543 504 8%
Total non-current assets 21,565 21,862 (1)%
Restricted cash at December 31, 2021 and 2020, represents

certain amounts received on the sale of the
Power Grids business which have been placed in escrow,

pending resolution of certain of our contractual
obligations to Hitachi Ltd. See “Note 3 - Discontinued

operations” to our Consolidated Financial Statements.
In 2021, Property,

plant and equipment, net, decreased

3 percent (increased 1 percent in local currencies).
The sale of the Mechanical Power Transmission

Division decreased Property,

plant and equipment, net, by
3 percent.
In 2021, Goodwill decreased 3 percent (2 percent in local currencies)

.

The sale of the Mechanical Power
Transmission Division reduced Goodwill

by 3 percent. Acquisitions of businesses increased Goodwill

by
1 percent.
Intangible assets, net, decreased 25 percent (22 percent

in local currencies). The sale of the Mechanical
Power Transmission Division reduced Intangible

assets, net, by 10 percent. Acquisitions of businesses
increased Intangible assets, net, by 3 percent. For additional information on goodwill and intangible assets
see “Note 11 - Goodwill

and intangible assets” to our Consolidated Financial

Statements.
The balance for Investment in equity-accounted companies

at December 31, 2021 and 2020, primarily
represents our remaining 19.9 percent interest in the

Hitachi Energy joint venture. For additional information
on investments

in equity-accounted companies see “Note 4 - Acquisitions,

divestments and equity-accounted
companies” to our Consolidated Financial Statements.
Prepaid pension and other employee benefits increased

148 percent (150 percent in local currencies). For
additional information on Pension and employee benefits

see “Note 17 - Employee benefits” to our
Consolidated Financial Statements.
In 2021, Deferred taxes, increased 40 percent (50 percent

in local currencies). For details on deferred tax
assets see “Note 16 - Income taxes” to our Consolidated

Financial Statements.
December 31, ($ in millions) 2021 2020 % Change
Non-current liabilities
Long-term debt

4,177 4,828 (13)%
Non-current operating leases 689 731 (6)%
Pension and other employee benefits

1,025 1,231 (17)%
Deferred taxes

685 661 4%
Other non-current liabilities

2,116 2,025 4%
Non-current liabilities held for sale and in discontinued operations 43 197 (78)%
Total non-current liabilities 8,735 9,673 (10)%

Long-term debt decreased 13 percent. This decrease

reflects the reclassification to short-term described
above offset mostly by the issuance in 2021 of EUR

800 million 0% Notes. Long-term debt also decreased
6 percent due to changes in currency exchange rates. For

additional information on Long-term debt, see
“Liquidity and Capital Resources—Debt and interest rates”

as well as “Note 12 - Debt” to our Consolidated
Financial Statements.
Non-current operating leases includes the portion of the

operating lease liabilities that are due to be paid

in
more than 12 months.
Pension and employee benefits decreased 17 percent (12 percent in local currencies).

For additional
information on Pension and employee benefits see “Note

17 - Employee benefits” to our Consolidated
Financial Statements.
For a breakdown of Other non
‑
current liabilities, see “Note 13 - Other provisions, other

current liabilities and
other non-current liabilities” to our Consolidated Financial

Statements.
Non-current liabilities held for sale and in discontinued

operations relate to the sale in 2020 of the Power
Grids business. The balance decreased compared to 2020

due to reclassification to current of certain
amounts expected to be paid within the next year.

The remaining amount at December 31,

2021, relates to
certain amounts which are expected to be payable in more than one year. For the details

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
The Consolidated Statements of Cash Flows can be summarized

as follows:
($ in millions) 2021 2020 2019
Net cash provided by operating activities 3,330 1,693 2,325
Net cash provided by (used in) investing activities 2,307 6,760 (815)
Net cash used in financing activities (4,968) (8,175) (1,383)
Effects of exchange rate changes on cash and equivalents

(81) 79 (28)
Net change in cash and equivalents and restricted cash 588 357 99
Operating activities
($ in millions) 2021 2020 2019
Net income 4,650 5,205 1,528
Loss (income) from discontinued operations, net of tax 80 (4,860) (438)
Depreciation and amortization

893 915 961
Total

adjustments to reconcile net income to net cash provided by
operating activities (excluding depreciation and amortization)

(2,593) 263 220
Total

changes in operating assets and liabilities

308 352 (372)
Net cash provided by operating activities — continuing operations 3,338 1,875 1,899
Net cash provided by (used in) operating activities — discontinued
operations (8) (182) 426

Cash flows from operating activities in continuing operations in 2021 provided net cash of $3,338

million, an
increase of 78 percent compared to 2020. In 2021, we

had significantly higher cash effective net

income (i.e.
net income from continuing operations adjusted for depreciation,

amortization and other non-cash items). The
higher cash effective net income is due partly to the negative impacts in 2020 of payments made to settle
certain international pension plans. The higher amount

in 2021 was also driven by generally higher business
volumes and higher profitability.

In 2021, changes in operating assets and liabilities

positively impacted cash
flows primarily due to the timing of payments of higher

accrued liabilities, including employee bonuses. Cash
paid for income taxes increased to $1,292 million from

$905 million, reflecting higher current income taxes,
including tax impacts from the sales of businesses. In

2020, net cash provided by operating activities
benefited from a reduction of inventory levels (in local

currencies) and a more favorable timing of cash flows
on long-term projects.
In 2021, there were no significant cash flows from operating activities of discontinued operations while in
2020, there were net outflows

of $182 million. The amount in 2020 primarily reflects

the cash flows of the
Power Grids business in the first half of the year.
Investing activities
($ in millions) 2021 2020 2019
Purchases of investments (1,528) (5,933) (748)
Purchases of property, plant and equipment and intangible assets

(820) (694) (762)
Acquisition of businesses (net of cash acquired) and

increases in cost- and equity-accounted companies

(241) (121) (22)
Proceeds from sales of investments 2,272 4,341 749
Proceeds from maturity of investments 81 11 80
Proceeds from sales of property, plant and equipment

93 114 82
Proceeds from sales of businesses (net of transaction costs and cash disposed) and cost- and equity-accounted companies

2,958 (136) 69
Net cash from settlement of foreign currency derivatives (121) 138 (76)
Other investing activities

(23) 8 (23)
Net cash provided by (used in) investing activities — continuing operations 2,671 (2,272) (651)
Net cash provided by (used in) investing activities — discontinued
operations (364) 9,032 (164)
Net cash provided by investing activities for continuing

operations in 2021 was $2,671 million compared to
$2,272 million used in investing activities during 2020. In 2021,

we received proceeds of $2,958 million in
connection with sales of businesses, primarily from

the sale of the Dodge business. The amount in 2020
reflects the net investment in money market funds of amounts received from the sale of the Power Grids
business as well as cash payments for purchases of property,

plant and equipment. In 2021, we also
recorded net investing cash outflows of $121 million for

settlements of derivatives compared to net inflows

of
$138 million in 2020.
The following presents purchases of property,

plant and equipment and intangible assets by significant

asset
category:
($ in millions) 2021 2020 2019
Construction in progress

479 493 536
Purchase of machinery and equipment
150 134 156
Purchase of land and buildings
158 17 26
Purchase of intangible assets
33 50 44
Purchases of property, plant and equipment and intangible assets

820 694 762

Cash expenditures for acquisitions of businesses in 2021 primarily reflects the amount paid to acquire ASTI.
The divestment of the solar inverters business resulted in

a net cash outflow of $143 million in 2020.
Cash flows from investing activities for discontinued operations relates to the Power Grids business. We sold
this business in 2020 and generated net cash proceeds

of $9,168 million. Certain amounts related to the
purchase price were subject to adjustment, including the

final settlement for working capital balances. In
2021, certain elements of the purchase price were finalized and we made payments related to the purchase
price and certain other obligations totaling $364 million.
Financing activities
($ in millions) 2021 2020 2019
Net changes in debt with maturities of 90 days or less

(83) (587) 164
Increase in debt

1,400 343 2,406
Repayment of debt

(1,538) (3,459) (2,156)
Delivery of shares

826 412 10
Purchase of treasury stock

(3,708) (3,048) —
Dividends paid

(1,726) (1,736) (1,675)
Dividends paid to noncontrolling shareholders

(98) (82) (90)
Other financing activities

(41) (49) 13
Net cash used in financing activities — continuing operations (4,968) (8,206) (1,328)
Net cash provided by (used in) financing activities — discontinued
operations — 31 (55)
Our financing cash flow activities primarily include debt transactions

(both from the issuance of debt
securities and borrowings directly from banks), share transactions and payments of distributions to controlling
and noncontrolling shareholders.
In 2021, the net outflow for debt with maturities of 90 days or less related to net repayments of amounts
outstanding under the U.S. commercial paper program

and various local country borrowings.
In 2021, “Increase in debt” primarily represents the issuance of EUR 800 million 0% Notes due 2030 and
borrowings under commercial paper programs for terms

longer than 90 days.
In 2021, “Repayment of debt”

includes the repayment at maturity of the USD 650

million 4.0% Notes and the
CHF 350 million 2.25% Bonds and repayments under

commercial paper programs for terms longer than 90
days.
“Delivery of shares” in 2021 reflects cash received from

the exercise of options in connection with our
Management Incentive Plan (resulting in a delivery of

36 million shares)

and in connection with our Employee
Share Acquisition Plan (resulting in a delivery of 1.7 million shares)

.

All shares were delivered out of Treasury
stock.
In 2021, “Purchase of treasury stock” reflects $2,680 million of cash payments to purchase 78 million of our
own shares in connection with both of the announced

share buyback programs. It also reflects $1,028 million
paid to purchase 33 million shares on the open market

during 2021.

Contractual obligations and commitments
The contractual obligations presented in the table below represent our estimates of future payments under
fixed contractual obligations and commitments. These

amounts may differ from those reported in our
Consolidated Balance Sheet at December 31, 2021.

Changes in our business needs, cancellation provisions
and changes in interest rates, as well as actions by third

parties and other factors, may cause these
estimates to change. Therefore, our actual payments in

future periods may vary from those presented below.
The table below summarizes certain of our cash requirements

for known contractual obligations and principal
and interest payments under our debt instruments and

purchase obligations at December 31, 2021 and the
timing thereof. For details of future operating and finance

lease payments, see “Note 14 - Leases” to our
Consolidated Financial Statements.
At December 31, 2021 ($ in millions) Current Non-current Total
Long-term debt obligations

1,271 4,091 5,362
Interest payments related to long-term debt obligations 73 638 711
Purchase obligations 3,500 992 4,492
Total 4,844 5,721 10,565
In the table above, the Long
‑
term debt obligations reflect the cash amounts to be

repaid upon maturity of
those debt obligations. The cash obligations above will

differ from Long
‑ term debt due to the impacts of fair
value hedge accounting adjustments and premiums or

discounts on certain debt.
We have determined the interest payments related

to long
‑
term debt obligations by reference to the
payments due under the terms of our debt obligations at the

time such obligations were incurred. However,
we use interest rate swaps to modify the interest characteristics of certain of our debt obligations. The net
effect of these swaps may increase or decrease the

actual amount of our cash interest payment obligations,
which may differ from those stated in the above

table. For further details on our debt obligations and

the
related hedges, see “Note 12 - Debt” to our Consolidated

Financial Statements.
Purchase obligations are defined as agreements to purchase

goods and services that are enforceable and
legally binding, that specify all significant terms, including the quantities to be purchased, price provisions and
the approximate timing of the transactions. Purchase

obligations includes procurement contracts for raw
materials, sub-contracted work, supplies and services.

Purchase obligations include amounts recorded as
well as amounts that are not recorded in the Consolidated Balance

Sheets.
Off
‑
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

Guarantees
The following table provides quantitative data regarding our third ‑ party guarantees. The maximum potential payments represent a worst
‑
case scenario, and do not reflect our expected outcomes.
Maximum potential payments
(1)
December 31, ($ in millions) 2021 2020
Performance guarantees

4,540 6,726
Financial guarantees

52 339
Indemnification guarantees (2) 136 177
Total 4,728 7,242
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

2021 and 2020, amounted to $156 million and
$135 million,

respectively,

the majority of which is included in discontinued operations

.
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

2021 and 2020, the total outstanding performance
bonds aggregated to $3.6 billion and $4.3 billion, respectively,

of which $0.1 billion

and $0.3 billion,
respectively, relate to

discontinued operations. There have been no significant

amounts reimbursed to
financial institutions under these types of arrangements in 2021 and 2020.
For additional descriptions of our performance, financial and indemnification guarantees see “Note 15 -
Commitments and contingencies” to our Consolidated Financial

Statements.
Item 6.

Directors, Senior Management and Employees
—
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

ABB’s
Articles of Incorporation, the ABB Ltd Board Governance

Rules (which includes the governance rules of
ABB’s Board committees and the ABB Ltd Related

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

Chairman of the
Board/independent directors), at Affolternstrasse 44,

CH-8050 Zurich, Switzerland.

Compensation governance and Board and EC compensation
Information about ABB’s compensation governance

as well as Board and Executive Committee

(EC)
compensation and shareholdings is provided in the Compensation

Report that can be found in the section
titled "Compensation"

below.
—
Board of Directors
Board and Board committees (2021 - 2022 board term)

Board of Directors

Chairman:

Peter R. Voser
Gunnar Brock

Jennifer Xin-Zhe Li
Vice ‑ Chairman:

Jacob Wallenberg
David Constable Geraldine Matchett
Frederico Fleury Curado David Meline
Lars Förberg Satish Pai

Finance, Audit and Compliance
Committee
Governance and Nomination
Committee
Compensation
Committee

David Meline (chairman) Peter R. Voser (chairman) Frederico Fleury Curado (chairman)
Gunnar Brock Lars Förberg David Constable
Geraldine Matchett Jennifer Xin-Zhe Li Jennifer Xin ‑ Zhe Li
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

ABB Ltd Board Governance Rules (available at
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

Prior to proposing new candidates for election to the
Board, checks are performed to ensure that they are independent and that there are no conflicts of interest.

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
Although the Swiss Code of Obligations does not discuss

specifically conflicts of interest for board members,
the ABB Ltd Board Governance Rules (available at
https://new.abb.com/about/corporate

-governance
) state
that board members shall avoid entering into any situation

in which their personal or financial interests

may
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
Vice-Chairman of the Board

The Vice ‑
Chairman is elected by the Board and handles the responsibilities of the Chairman to the extent the
Chairman is unable to do so or would have a conflict of

interest in doing so. He also acts as
counselor/advisor to the Chairman on any matters

that are Company or Board relevant and as appropriate or
as the Chairman may require and with a particular focus

on strategic aspects related to the Company and its
business in general. In addition, the Vice
‑
Chairman takes such other actions as may be decided by

the

Board
or requested by the Chairman.
Finance, Audit and Compliance Committee
The FACC is responsible

for overseeing (1) the integrity of ABB’s financial

statements, (2) ABB’s compliance
with legal, tax and regulatory requirements, (3) the external auditors’ qualifications and independence, (4) the
performance and role of ABB’s internal audit function

and the performance of the external auditors, (5)

ABB’s
capital structure, funding requirements and financial and

risk policies, and (6) ABB’s implementation and
maintenance of an integrity program and internal controls

designed to mitigate integrity risk.
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
‑
balanced. The Board
also considers the number of other mandates of each

Board member to ensure that he/she will have
sufficient time to dedicate to his/her role as an

ABB Board member.
Elections and term of office

The members of the Board of Directors and the Chairman of

the Board as well as the members of the
Compensation Committee are elected by the shareholders

at the general meeting of shareholders for a term
of office extending until completion of the next

ordinary general meeting of shareholders. Members

whose
terms of office have expired shall be immediately

eligible for re
‑
election. ABB’s Articles of Incorporation
(available at
https://new.abb.com/about/corporate

-governance
) do not provide for the retirement of directors
based on their age. However,

an age limit for members of the Board is set forth in

the ABB Ltd Board
Governance Rules (available at
https://new.abb.com/about/corporate

-governance
), although waivers are
possible and subject to Board discretion. If the office

of the Chairman of the Board of Directors

or any position
on the Compensation Committee becomes vacant during a

Board term, the Board of Directors may appoint
(shall appoint in the case of the Chairman of the Board)

another individual from among its members to that
position for the remainder of that term. The Board of

Directors shall consist of no less than 7 and no more
than 13 members.

Members of the Board (2021-2022 board term)
Board Experience
Corporate Officer
Experience Other Business Experience
Global Experience Country of Origin / Nation
ality
Gender Non
-
Executive
Independent
Board Member
ABB Board Tenure (years) Other Public Board Experience CEO CFO Operations Risk Management Sustainability Digital / Technology
Peter R. Voser 7
● ● ● ● ● ● ● ●
CH M Yes Yes
Jacob Wallenberg 23
● ● ● ● ● ● ●
SE M Yes Yes
Gunnar Brock 4
● ● ● ● ● ●
SE M Yes Yes
David Constable 7
● ● ● ● ● ●
CA, US M Yes Yes
Frederico Fleury Curado 6
● ● ● ● ● ● ●
BR, PT M Yes Yes
Lars Förberg 5
● ● ● ● ●
SE, CH M Yes Yes
Jennifer Xin-Zhe Li 4
● ● ● ● ● ● ●
CN, CA F Yes Yes
Geraldine Matchett 4
● ● ● ● ●
CH, UK, FR F Yes Yes
David Meline 6
● ● ● ●
US, CH M Yes Yes
Satish Pai 6
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
‑
chairman of the boards
of Telefonaktiebolaget

LM Ericsson, FAM AB and

Patricia Industries (all Sweden). He is also a member

of the
boards of directors of Nasdaq, Inc. (U.S.) and the Knut

and Alice Wallenberg Foundation (Sweden)

as well as
a member of the nomination committee of SAS AB (Sweden).

Mr. Wallenberg

was born in 1956 and is a
Swedish citizen.
Gunnar Brock

has been a member of ABB’s Board of

Directors since March 2018. He is chairman of the
boards of Neptunia Invest AB, Mölnlycke Health Care

AB and Stena AB (all Sweden). He is a member of the
boards of directors of Investor AB and Patricia Industries

(both Sweden). He was formerly president and chief
executive officer of Atlas Copco AB (Sweden).

Mr. Brock was born in 1950

and is a Swedish citizen.
David Constable

has been a member of ABB’s Board

of Directors since April 2015.

He is the chief executive
officer of Fluor Corporation (U.S.), for which he

also serves

as a member of the board of directors. He was
formerly the chief executive officer and president

as well as a member of the board of directors of Sasol
Limited (South Africa). He joined Sasol after more than

29 years with Fluor Corporation (U.S.). Mr.

Constable
was born in 1961 and is a Canadian and U.S. citizen.
Frederico Fleury Curado

has been a member of ABB’s Board of Directors

since April 2016. He is a member
of the boards of directors of Ultrapar S.A. (Brazil) and

Transocean Ltd. (Switzerland). He was formerly

the
chief executive officer of Ultrapar S.A. and Embraer

S.A. (both Brazil). Mr. Curado

was born in 1961 and is a
Brazilian and Portuguese citizen.
Lars Förberg

has been a member of ABB’s Board of Directors

since April 2017. He is co
‑ founder and
managing partner of Cevian Capital. Mr.

Förberg was born in 1965 and is a Swedish and Swiss

citizen.
Jennifer Xin-Zhe Li

has been a member of ABB’s Board of Directors

since March 2018. She is
a member of
the boards

of directors of Flex Ltd (Singapore/U.S.),

Kone Oy (Finland) and Full Truck

Alliance Co. Ltd.
(Cayman Islands/P.R.C.).

Through May 2021, she was a member of the boards

of directors of Philip Morris
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

since March 2018. She is
the co-chief
executive officer, the chief

financial officer and a member of the managing

board of Royal DSM N.V.

(The
Netherlands).

She was previously the chief financial officer

of SGS Ltd (Switzerland). Prior to joining SGS she
worked as an auditor at Deloitte Ltd (Switzerland) and

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

As of December 31, 2021, none of the Board members

held any official functions or political posts. Further
information on ABB’s Board members can be found

by clicking on the ABB Board of Directors link (available
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
2021 was an intensive year for the Board and its committees.

The table below shows the number of meetings
held during 2021 by the Board and its committees, their

average duration, as well as the attendance of the
individual Board members. The Board meetings shown

include a strategic retreat attended by the members
of the Board and the EC.
2021 Board and Board Committee Meetings
Pre annual general meeting 2021 Post annual general meeting 2021
Board Board
Meetings and attendance Mtg.
Conf.
Call FACC GNC CC Mtg.
Conf.
Call FACC GNC CC
Average duration (hours) 7.5 1.5 3 1.25 1.75 9 1 3 1.4 1.6
Number of meetings 1 1 2 2 2 4 2 4 5 5
Meetings attended:
Peter R. Voser 1 1 3 2 5
Jacob Wallenberg 1 1 2 4 2 4
Matti Alahuhta

1 1 2
Gunnar Brock 1 1 2 4 2 4
David Constable 1 2 4 2 5
Frederico Fleury Curado 1 1 2 4 2 5
Lars Förberg 1 1 2 4 2 5
Jennifer Xin-Zhe Li 1 1 2 4 2 5 5
Geraldine Matchett 1 1 2 3 2 4
David Meline 1 1 2 4 2 4
Satish Pai 1 1 2 4 2 4

Mandates of Board members outside the ABB Group
No member of the Board may hold more than ten additional

mandates,

of which no more than four may be in
listed companies. Certain types of mandates, such as

those in our subsidiaries, those in the same group of
companies and those in non
‑
profit and charitable institutions, are not subject to those limits. Additional details
can be found in Article 38 of ABB’s Articles of

Incorporation (available at
https://new.abb.com/about/corporate

-governance
).
Business relationships between ABB and its Board members

This section describes important business relationships

between ABB and its Board members, or companies
and organizations represented by them.

Fluor Corporation (Fluor) is an important customer of ABB.

ABB sells primarily electrical switchgears, control
systems and electrical solutions through its Electrification and Process Automation businesses to Fluor.
David Constable is the CEO and a director of Fluor.
After reviewing the level of business with Fluor,

the Board has determined that ABB’s

business relationship
with Fluor is not unusual in its nature or conditions and

does not constitute a material business relationship.
As a result, the Board concluded that all members of the

Board are independent.

These determinations were made in accordance with

ABB Ltd's Related Party Transaction Policy

which was
prepared based on the Swiss Code of Best Practice for

Corporate Governance and the independence criteria
set forth in the corporate governance rules of the New

York Stock

Exchange. This policy is contained in the
ABB Ltd Board Governance Rules (available at
https://new.abb.com/about/corporate

-governance
).
Information and control systems of the Board vis-à-vis the Executive Committee
Information from the Executive Committee
In accordance with the ABB Board Governance Rules

(available at
https://new.abb.com/about/corporate-
governance
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

Internal Audit may act together with
ABB’s Integrity Investigations and Monitoring department

,

which is part of ABB’s integrity function.

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

ERM assessments are both top down and
bottom up. They cover strategic, financial, and operational risks,

both current and long term. Key risks
identified and managed in 2021 were those related to

the continuation of the COVID-19 pandemic, to
constraints in global supply chains, as well as to the preparation for the separation of ABB’s turbocharging
business and the planned initial public offering

in Switzerland of ABB’s electric-vehicle charging

business.
ERM results are reported to the FACC

and the entire Board. This information becomes part of

the overall
strategic and risk discussions by the Board to help create value for stakeholders.
Information to the Board and the Finance, Audit and Compliance Committee

Supervisory and control instruments vis-à-vis the

auditors
Our auditors, KPMG, attend each meeting of the FACC

and each meeting includes a private session between
the auditors and the FACC

without the management being present. In 2021, the FACC

had 6 meetings
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

—
Executive Committee
Composition of the Executive Committee (at December 31, 2021)
Björn Rosengren
Chief Executive Officer
Corporate Officers Business Area Presidents
Timo Ihamuotila
Tarak

Mehta
Chief Financial Officer Electrification
Carolina Granat Peter Terwiesch
Chief Human Resources Officer Process Automation
Maria Varsellona Morten Wierod
General Counsel Motion
Theodor Swedjemark Sami Atiya
Chief Communications and Sustainability Officer
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
Members of the Executive Committee (at December 31, 2021):
Björn Rosengren

was appointed Chief Executive Officer and member

of the Executive Committee effective
March 2020. He is a member of the board of directors

of the World Childhood Foundation (Sweden).

Before
joining ABB, he was the president and chief executive officer of Sandvik AB (Sweden) since 2015. Prior to
that, Mr. Rosengren was the

chief executive officer of Wärtsilä Corporation

(Finland) from 2011

to 2015. He
held a variety of management roles at Atlas Copco

AB (Sweden) from 1998 to 2011.

Mr. Rosengren was
born in 1959 and is a Swedish citizen.
Timo Ihamuotila

was appointed Chief Financial Officer and

member of the Executive Committee effective
April 2017. He is a member of the board of directors

of SoftwareONE Holding AG and Hitachi Energy Ltd
(both Switzerland). From 2009 to 2016, Mr.

Ihamuotila was chief financial officer

and an executive vice
president of the Nokia Corporation (Finland). From 1999

to 2009, he held various senior roles with Nokia.
Mr. Ihamuotila was born in

1966 and is a Finnish citizen.
Carolina Granat

was appointed Chief Human Resources Officer

and member of the Executive Committee
effective January 2021. She joined ABB in 2020

as Head of People Development. Prior to that, she was
globally responsible for human resources at the Machining

Solutions business area of Sandvik AB (Sweden).
Ms. Granat was born in 1972 and is a Swedish citizen.

Maria Varsellona

was appointed General Counsel and member of the

Executive Committee effective
November 2019. From 2014 to 2019 she was the Chief

Legal Officer of Nokia Corporation (Finland)

and from
2018 to 2019 she was also the president of Nokia Technologies.

From 2013 to 2014 she was the General
Counsel of Nokia Siemens Networks. During the period

from 2011 to 2013

Ms. Varsellona was

the Group
General Counsel of Tetra

Pak and from 2009 to 2010 she was the Group General

Counsel of Sidel, both part
of the Tetra

Laval Group (Sweden).

From 2001 to 2009 she held various senior legal roles

mainly with GE Oil
& Gas. Ms. Varsellona

was born in 1970 and is an Italian citizen.
Theodor Swedjemark

was appointed Chief Communications Officer and

member of the Executive Committee
effective August 2020. As per March 2021

his title was amended to Chief Communications and

Sustainability
Officer and member of the Executive Committee.

He is a member of the board of directors of the

Swedish
Swiss Chamber of Commerce and is the chairman of the ABB

Jürgen Dormann Foundation.

Mr. Swedjemark
acted as interim Head of Corporate Communications

& Public Affairs from March 2020 through

August 2020.
Prior to that, he assumed the role of Chief of Staff

in 2017, later adding group responsibility for government
relations and public affairs. During 2016, Mr.

Swedjemark managed the Strategic Portfolio Review

of the
Power Grids project. From 2006 to 2015, he held various

management positions at ABB in different functions
and businesses. Mr. Swedjemark

was born in 1980 and is a Swedish citizen.
Tarak

Mehta

was appointed President of the Electrification Business

effective April 2019 and has been a
member of the Executive Committee since October 2010.

He is a member of the board of directors of
Prysmian S.p.A. (Italy). He had previously been President of the Electrification Products division since
January 2016. From October 2010 through December

2015, he was President of the Low Voltage

Products
division. From 2007 to 2010, he was Head of ABB’s

transformers business. Between 1998 and 2006, he

held
several management positions with ABB. Mr.

Mehta was born in 1966 and is a U.S. and Swiss citizen.
Peter Terwiesch

was appointed President of the Process

Automation Business (known as Industrial
Automation from 2017–2020) and member of the Executive Committee effective January 2015. He is a
member of the board of directors of Metall Zug AG (Switzerland).

From 2011

to 2014, Mr. Terwiesch

was
Head of ABB’s Central Europe region. He was

ABB’s Chief Technology

Officer from 2005 to 2011.

From
1994 to 2005, he held several positions with ABB.

Mr. Terwiesch

was born in 1966 and is a German and
Swiss citizen.
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
https://new.abb.com/about/corporate

-governance
).
Mandates of EC members outside the ABB Group
No member of the EC may hold more than five additional

mandates,

of which no more than one may be in a
listed company. Certain

types of mandates,

such as those in our subsidiaries, those in the same

group of
companies and those in non
‑
profit and charitable institutions, are not subject to those limits. Additional details
can be found in Article 38 of ABB’s Articles of

Incorporation (available at
https://new.abb.com/about/corporate

-governance
).

Business relationships between ABB and its EC members
This section describes important business relationships

between ABB and its EC members, or companies
and organizations represented by them.

ABB has a minority stake in Hitachi Energy Ltd (Hitachi

Energy), the holding company of ABB’s former

power
grids business. Hitachi Energy is both an important supplier to and customer of ABB. Timo

Ihamuotila is a
director of Hitachi Energy.

After reviewing the level of business with Hitachi Energy,

the Board has determined that ABB’s business
relationship with Hitachi Energy is not unusual in its

nature or conditions.

These determinations were made in accordance with

ABB Ltd's Related Party Transaction Policy

which was
prepared based on the Swiss Code of Best Practice for

Corporate Governance and the independence criteria
set forth in the corporate governance rules of the New

York Stock

Exchange. This policy is contained in the
ABB Ltd Board Governance Rules (available at
https://new.abb.com/about/corporate

-governance
).
—
Shares
Share capital of ABB
At December 31, 2021, ABB’s ordinary share capital

(including treasury shares) as registered with the
Commercial Register amounted to CHF 246,377,791.68,

divided into 2,053,148,264 fully paid registered
shares with a par value of CHF 0.12 per share.
ABB Ltd’s shares are listed on the SIX Swiss

Exchange, the NASDAQ OMX Stockholm Exchange

and the
New York

Stock Exchange (where its shares are traded in the

form of American depositary shares (ADS) –
each ADS representing one registered ABB share). At

December 31, 2021, ABB Ltd had a market
capitalization based on outstanding shares (total number

of outstanding shares: 1,958,344,400) of
approximately CHF 68 billion ($75 billion, SEK 676 billion).

The only consolidated subsidiary in the ABB
Group with listed shares is ABB India Limited, Bangalore,

India, which is listed on the BSE Ltd. (Bombay
Stock Exchange) and the National Stock Exchange

of India. At December 31, 2021,

ABB Ltd, Switzerland,
directly or indirectly owned 75 percent of ABB India Limited,

Bangalore, India, which at that time had a market
capitalization of approximately INR 474 billion.
Stock exchange listings (at December 31, 2021)
Stock exchange Security
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
(1)

also called

Scrip ID.

Share repurchases and cancellation
Under the share buyback program that ran from July 2020 to

March 2021, ABB repurchased a total of
128,620,589 shares. At ABB’s Annual General

Meeting 2021, the shareholders approved the proposal

to
cancel 115,000,000

repurchased shares. These shares

were cancelled in June 2021, resulting in a reduced
total number of issued ABB Ltd shares of 2,053,148,264.

ABB intends to propose to the Annual General
Meeting 2022 to cancel the remaining 13,620,589 repurchased

shares.
In April 2021, ABB launched a follow-up share buyback

program of up to $4.3 billion to complete ABB’s plan
to return $7.8 billion of cash proceeds from the Power

Grids divestment to shareholders.

Under that share
buyback program, ABB repurchased a total of 58,627,600

shares as per December 31, 2021, and a total

of
74,782,600 shares as per February 15, 2022. ABB intends

to propose to the Annual General Meeting 2022 to
cancel these shares.
In addition, ABB repurchased a total of 32,668,987 shares

as per December 31, 2021, primarily for use in
connection with employee share programs. Further information can be found at
https://www.abb.com/investorrelations

.
Changes to the ordinary share capital
Except for the share cancellation described above, there

were no other changes to ABB’s ordinary share
capital during 2021, 2020 and 2019.
Convertible bonds and options
ABB does not have any bonds outstanding that are convertible into ABB shares. For information about
options on shares issued by ABB, please refer to “Note 19

– Stockholders' equity” to ABB’s Consolidated
Financial Statements.
Contingent share capital
At December 31, 2021, ABB’s share capital may

be increased by an amount not to exceed CHF 24,000,000
through the issuance of up to 200,000,000 fully paid registered shares with a par value of CHF 0.12 per share
through the exercise of conversion rights and/or warrants

granted in connection with the issuance on national
or international capital markets of newly or already issued

bonds or other financial market instruments. If this
contingent share capital were fully issued this would increase the existing share capital by approximately
9.7 percent.

The contingent share capital has not changed

during the last three years.
At December 31, 2021, ABB’s share capital may

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
The pre
‑
emptive rights of the shareholders are excluded in connection with the issuance of convertible or
warrant-bearing bonds or other financial market instruments

or the grant of warrant rights. The then current
owners of conversion rights and/or warrants will be entitled to subscribe for new shares. The conditions of the
conversion rights and/or warrants will be determined by

the Board.
The acquisition of shares through the exercise of warrants

and each subsequent transfer of the shares will be
subject to the restrictions of ABB’s Articles of Incorporation

(see “Limitations on transferability of shares and
nominee registration” in the Shareholders section below)

(available at
https://new.abb.com/about/corporate-
governance ).

In connection with the issuance of convertible or warrant

-bearing bonds or other financial market instruments,
the Board is authorized to restrict or deny the advance

subscription rights of shareholders if such bonds or
other financial market instruments are for the purpose

of financing or refinancing the acquisition of an
enterprise, parts of an enterprise, participations or new

investments or an issuance on national or
international capital markets. If the Board denies advance

subscription rights, the convertible or
warrant ‑
bearing bonds or other financial market instruments will

be issued at the relevant market conditions
and the new shares will be issued pursuant to the relevant

market conditions taking into account the share
price and/or other comparable instruments having a

market price. Conversion rights may be exercised

during
a maximum ten
‑
year period, and warrants may be exercised during a maximum

seven
‑
year period, in each
case from the date of the respective issuance. The advance

subscription rights of the shareholders may be
granted indirectly.
At December 31, 2021, ABB’s share capital may

be increased by an amount not to exceed CHF 11,284,656
through the issuance of up to 94,038,800 fully paid shares

with a par value of CHF 0.12 per share to
employees. If this contingent share capital were fully

issued this would increase the existing share capital

by
approximately 4.6 percent.

This contingent share capital has not changed during the last three years. The
pre
‑
emptive and advance subscription rights of ABB’s

shareholders are excluded. The shares or rights to
subscribe for shares will be issued to employees pursuant

to one or more regulations to be issued by the
Board, taking into account performance, functions,

level of responsibility and profitability criteria. ABB

may
issue shares or subscription rights to employees at a

price lower than that quoted on a stock exchange. The
acquisition of shares within the context of employee share

ownership and each subsequent transfer of the
shares will be subject to the restrictions of ABB’s

Articles of Incorporation (see “Limitations on transferability of shares and nominee registration” in the Shareholders

section below).
Authorized share capital
At December 31, 2021, ABB had an authorized share

capital in the amount of up to CHF 24,000,000 through
the issuance of up to 200,000,000 fully paid registered

shares with a par value of CHF 0.12 each, which is
valid through March 25, 2023. If the authorized share

capital were fully issued, this would increase the
existing share capital by approximately 9.7 percent. Aside

from renewal at the 2021 AGM, the authorized
share capital has not changed during the last three years.

The Board is authorized to determine the date of
issue of new shares, the issue price, the type of payment,

the conditions for the exercise of pre
‑
emptive rights
and the beginning date for dividend entitlement. In this

regard, the Board may issue new shares by means of
a firm underwriting through a banking institution, a syndicate or another third party with a subsequent offer

of
these shares to the shareholders. The Board may permit

pre
‑
emptive rights that have not been exercised by
shareholders to expire or it may place these rights and/or

shares as to which pre
‑
emptive rights have been
granted but not exercised at market conditions or use

them for other purposes in the interest of the Company.
Furthermore, the Board is authorized to restrict or deny

the pre
‑
emptive rights of shareholders and allocate
such rights to third parties if the shares are used (1) for

the acquisition of an enterprise, parts of an
enterprise, or participations, or for new investments, or

in case of a share placement, for the financing or
refinancing of such transactions; or (2) for the purpose

of broadening the shareholder constituency in
connection with a listing of shares on domestic or foreign

stock exchanges. The subscription and the
acquisition of the new shares, as well as each subsequent

transfer of the shares, will be subject to the
restrictions of ABB’s Articles of Incorporation (available

at
https://new.abb.com/about/corporate

-governance
).
—
Shareholders
Shareholder structure
As of December 31, 2021, the total number of shareholders

directly registered with ABB Ltd was
approximately 96,000 and another 513,000 shareholders

held shares indirectly through nominees. In total as
of that date, ABB had approximately 609,000 shareholders.

Significant shareholders
Under the Swiss Financial Market Infrastructure Act, shareholders and groups of shareholders acting in
concert who directly or indirectly acquire or sell shares

of a listed Swiss corporation or rights based thereon
and thereby reach, exceed or fall below the thresholds

of 3 percent, 5 percent, 10 percent, 15 percent,
20 percent, 25 percent, 33 1 /
3

percent, 50 percent or 66
2 /
3

percent of the voting rights of the corporation

must
notify the corporation and the SIX Swiss Exchange of

such holdings. Consequently,

significant shareholdings
may have varied within the relevant threshold levels since

they were reported.
Investor AB, Sweden, held 265,385,142 ABB shares as

of December 31, 2021 (refer to Investor’s year-end
2021 report available at
https://www.investorab.com/investors

-media/reports-presentations
). This holding
represented 12.9 percent of ABB’s total share

capital and voting rights as registered in the Commercial
Register on December 31, 2021. The number of shares

held by Investor AB does not include shares held by
Mr. Jacob Wallenberg,

the chairman of Investor AB and a director of ABB,

in his individual capacity.
The Capital Group Companies Inc., USA, disclosed that

as of July 1, 2021, it, together with its direct and
indirect affiliates, held 115,841,336

ABB shares. This holding represented 5.64 percent of

ABB’s total share
capital and voting rights as registered in the Commercial Register at that time.
Cevian Capital II GP Limited, Jersey,

disclosed that as of August 3, 2020, it held 105,988,662

ABB shares.
This holding represented 4.89 percent of ABB’s

total share capital and voting rights as registered in

the
Commercial Register at that time.
BlackRock Inc., U.S., disclosed that as of August 31, 2017,

it, together with its direct and indirect subsidiaries,
held 72,900,737 ABB shares. This holding represented 3.36

percent of ABB’s total share capital and voting
rights as registered in the Commercial Register at that

time.
At December 31, 2021, to the best of ABB’s knowledge,

no other shareholder held 3 percent or more of
ABB’s total share capital and voting rights as registered

in the Commercial Register on that date.

ABB Ltd has no cross shareholdings in excess of

5 percent of capital, or voting rights with any other
company.
Announcements related to disclosure notifications made by shareholders during 2021 can be found via the
search facility on the platform of the Disclosure Office

of the SIX Swiss Exchange
: https://www.ser-
ag.com/en/resources/notifications-market-participants/significant-shareholders.html#/ .
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

2021 in person, but could exercise their shareholder
rights via the independent proxy only.

The Board of Directors has resolved that for

ABB’s Annual General
Meeting 2022, in accordance with applicable Swiss COVID-19

legislation, the same procedures shall apply.
In addition, ABB will offer shareholders the opportunity

to address questions on agenda items to the Board

of
Directors in writing ahead of the meeting.
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
Dividends are usually due and payable no earlier than 2 trading days after the shareholders’ resolution and
the ex
‑
date for dividends is normally 2 trading days after the shareholders’

resolution approving the dividend.
Dividends are paid out to the holders that are registered

on the record date. Euroclear administers the
payment of those shares registered with it. Under Swiss

law, dividends not collected

within 5 years after the
due date accrue to ABB Ltd and are allocated to its other

reserves. As ABB Ltd pays cash dividends, if any,
in Swiss francs (subject to the exception for certain sharehold ers in Sweden described below), exchange rate
fluctuations will affect the U.S. dollar amounts

received by holders of ADSs upon conversion

of those cash
dividends by Citibank, N.A., the depositary,

in accordance with the Amended and Restated Deposit
Agreement dated May 7, 2001.
For shareholders who are residents of Sweden, ABB

has established a dividend access facility (for up to
600,004,716 shares). With respect to any annual divi

dend payment for which this facility is made available,
shareholders who register with Euroclear may elect to receive the dividend from ABB Norden Holding AB in
Swedish krona (in an amount equivalent to the dividend

paid in Swiss francs) without deduction of Swiss
withholding tax. For further information on the dividend

access facility, see

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
In special cases the Board may grant exemptions. There

were no exemptions granted in 2021.

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
—
Other governance information
ABB Group organizational structure
ABB Ltd, Switzerland,

is the ultimate parent company of the ABB Group. It is the

sole shareholder of ABB
Asea Brown Boveri Ltd which directly or indirectly owns

the other companies in the ABB Group. The table

in
the appendix to this Corporate Governance Report sets

forth, as of December 31, 2021, the name, place of
incorporation, ownership interest and share capital of the significant direct and indirect subsidiaries of ABB
Ltd. In addition, ABB Ltd also owns 19.9 percent of Hitachi

Energy Ltd. ABB’s operational group structure

is
described in the “Financial review of ABB Group” section of

this Annual Report under “Operating and financial
review and prospects – Organizational structure”.
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

LTIP have been

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

Incentive Plan. For a more detailed description of

these
incentive plans, please refer to “Note 18 – Share-based

payment arrangements” to ABB’s Consolidated
Financial Statements.
General blackout periods for trading ABB securities
During the 30 days prior to the day of publication of the

ABB Group’s quarterly financial results, as

well as on
such day, the members

of the Board of Directors and the Executive Committee

as well as certain employees
of ABB, as specified in ABB’s internal policies, are

prohibited from trading in ABB Ltd securities and any
related financial instruments.
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

—
Compensation
Compensation at a glance
Board compensation

Compensation for the 2021-2022 term of office
The effective Board compensation for the 2021-2022

term of office (CHF 4,380,000) was within the

maximum
amount approved at the 2021 AGM (CHF 4,400,000).
Compensation Exhibit 1: Board compensation (in

CHF) for the 2021-2022 term of office
Effective compensation 4,380,000
Approved compensation amount

4,400,000
Shareholding of Board members
All Board members held ABB shares at December 31,

2021, worth at least 200 percent of their 2021 Board
compensation.
Compensation Exhibit 2: Board members shareholding

(at December 31, 2021) in % of 2021 total

compensation
*

*
Based on share

price of CHF

26.59, the

2021 LTIP

reference

price, and

shares

held at December

31, 2021.

Executive Committee (EC) compensation

Compensation structure as from 2022
Compensation Exhibit 3: EC compensation structure

as from 2022
Fixed compensation -

base salary and benefits
Variable compensation -
short-term incentive (AIP)
Variable compensation -
long-term incentive (LTIP)
Wealth at risk/
Share ownership
Purpose and
link to strategy
Base salary compensates for
the role and relevant
experience; Benefits protect
against risks. Facilitates
attraction and retention of
talented EC members
Rewards annual Company,
Business Area, functional
and individual performance.
Aligned with the Company’s
Annual Performance Plan
Rewards the achievement of
Company goals over a three-
year period. Encourages
creation of long-term,
sustainable value for
shareholders, and delivery of
long
‑
term strategic goals
Aligned with the Company’s
Long-term Performance Plan
Aligns individual’s personal
wealth at risk directly to the
ABB share price, and EC
members’ interests with
those of shareholders in
order to maintain focus on
ABB's long-term success
Operation Salary in cash, benefits in
kind, and pension
contribution
Annual awards, payable in
cash after a one-year
performance period
Annual grants in shares
which may vest after three
years subject to performance
conditions
Individuals required to hold
ABB shares
Opportunity
level
(as % of base
salary)
Based on scope of
responsibilities, personal
experience and skillset
CEO
500% (net of tax)

Other EC members
400% (net of tax)
*

higher LTIP opportunity to be largely
offset by lower fixed cost benefits
Performance
indicators

Changes to base salary take
into account individual
performance, future potential
and external benchmarking
Exposed to ABB share price

Total EC compensation

for 2021
The effective EC compensation for 2021 (CHF 39,157,04

6) is within the maximum amount approved at the
2020 AGM (CHF 39,500,000).
Compensation Exhibit 4: EC compensation (in CHF) for 2021
Effective aggregate compensation 39,157,046
Approved aggregate compensation

39,500,000
The larger portion of the CEO’s 2021 total compensation

was delivered via variable compensation
(61 percent represented by short-term incentive and

long-term incentive). For the other EC members, on an
aggregate level, variable compensation represented 54

percent of their 2021 compensation. The following
chart shows the composition of the 2021 total compensation

for the current EC, without consideration of
former EC members.
Compensation Exhibit 5: 2021 Total compensation mix for the CEO and other

EC members on aggregate level
Realized variable compensation in 2021

Realized variable compensation considers the AIP award

and the LTIP award

at the end of their respective
performance cycles, reflecting actual AIP payment and

LTIP vesting,

based on achievement of the plan
specific performance measures.

While the outcome of the 2021 short-term incentive was above the target for all current EC members
(143.4 percent on average),

the long-term incentive that vested in 2021 (2018 LTIP)

remained substantially
below the target, with a final vesting level of 57.4 percent of target.
Compensation Exhibit 6: AIP 2021 outcome compared

to target

200%
200%
200%
57.4%
0%
114.8%
100%
100%
100%
0% 25% 50% 75% 100% 125% 150% 175% 200%
LTIP Vesting (total)
Average EPS (50% of total)
Relative TSR (50% of total)
Target achievement level Realized achievement level Maximum achievement level
Compensation Exhibit 7: Long-term incentive: 2018

LTIP outcome compared to target
Realized total compensation in 2021

Considering the stated variable components above, the realized total compensation in 2021 was above the
target total compensation for all current EC members,

driven by strong performance in 2021.

Compensation Exhibit 8: Realized total compensation

compared to target total compensation
Further details related to the realized compensation of

each EC member and each compensation component
are specified in Compensation Exhibit 44.
Shareholding of EC members
Three out of nine EC members have achieved or exceeded their share ownership requirement. A further two
members are close to achieving their requirement, while three members have been newly appointed to the
EC in the last two years, and one member is leaving the

Company. Note

that EC members may not sell their
shares (except to meet tax and social security costs) until they achieve the required shareholding level.

Compensation Exhibit 9: EC shareholding compared

to share ownership guideline*
*
Based on share

price of CHF

26.59, the

2021 LTIP

reference

price,

and shares

held at December

31, 2021.

Compensation governance
The Compensation Report is prepared in accordance

with the Ordinance against Excessive Remuneration in
Listed Stock Corporations, the Directive on Information

relating to Corporate Governance of the SIX
Exchange Regulation, the rules of the stock markets of Sweden and the United States, where ABB shares
are also listed, and the principles of the Swiss Code of

Best Practice for Corporate Governance of
economiesuisse.
ABB’s Articles of Incorporation
ABB’s Articles of Incorporation, approved by its shareholders,

contain provisions on compensation which
govern and outline the principles of compensation relating

to our Board of Directors and Executive
Committee. They can be found on ABB’s Corporate

Governance Web site new.abb.com/about/corporate-
governance and are summarized below:
• Compensation Committee
(Articles 28 to 31): The Compensation Committee (CC)

is composed
of a minimum of three members of the Board and are elected

individually by the shareholders at
the Annual General Meeting for a period of one year.

It supports the Board in establishing and
reviewing the compensation strategy,

principles and programs, in preparing the proposals

to the
AGM on compensation matters and in determining the

compensation of the Board and of the EC.
The responsibilities of the CC are defined in more detail

in the Board Regulations and Corporate
Governance guidelines, which are also available on ABB’s

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
Authority levels in compensation matters
The CC acts in an advisory capacity while the Board retains the decision authority on compensation matters,
except for the maximum aggregate compensation amounts

of the Board and of the EC, which are subject to
the approval of shareholders at the AGM. The authority

levels of the different bodies on compensation
matters are detailed in Compensation Exhibit 10. Shareholders also have a consultative vote on the prior
year’s Compensation Report at the AGM and a binding vote on the maximum aggregate amount of
compensation of the Board for the following Board term and

of the EC for the following financial year.
Compensation Exhibit 10: Authority levels in compensation

matters
CEO CC Board AGM
Compensation policy including incentive plans
● ● ●
Maximum aggregate compensation amount for the EC
● ● ●
CEO compensation
● ●
Individual compensation of other EC members
● ● ●
Performance target setting and assessment of the CEO
● ●
Performance target setting and assessment of other EC members
● ● ●
Shareholding requirements for CEO and other EC members
● ●
Maximum aggregate compensation amount for the Board

● ● ●
Individual compensation of Board members
● ●
Compensation Report
● ●
Consultative vote
●

Proposal
●
Recommendation
●
Approval
Activities of the CC in 2021

The CC meets as often as business requires but at least

four times a year. In 2021,

the CC held seven
meetings and performed the activities described in Compensation

Exhibit 11. The

CEO, the Chief Human
Resources Officer (CHRO) and the Head of Performance

and Reward also attend all or part of the CC
meetings in an advisory capacity.

The Chairman of the CC may decide to invite other executives upon
consultation with the CEO, as appropriate. Executives do not attend the meetings or the parts of the meetings
in which their own compensation and/or performance

are being discussed. Details on meeting attendance of
the individual CC members (number of meetings held during 2021,

their average duration, as well as the
attendance of the individual members) are provided in the

section titled “Board of Directors – Meetings and
attendance” of the Corporate Governance Report.

Compensation Exhibit 11: CC activities during 2021
Strategy
Review of Long-Term

Incentive plan (LTIP)
Review of link between Environmental, Social and Corporate Governance (ESG) and compensation
EC Compensation
Review of recommendations on individual compensation for EC members

Review of the share ownership of EC members
Review and approval of compensation for departing EC members
Performance – relating to past performance cycle
Assessment of short-term incentive awards for 2020
Assessment of achievement of performance targets for LTIP awards vesting in 2021
Performance – relating to forthcoming performance cycle
Setting of Annual Incentive Plan (AIP) design and targets for 2021
Consideration of forecast AIP outcomes for 2021
Consideration of preliminary AIP targets for 2022
Setting of performance targets for LTIP grants in 2021
Consideration of forecast achievement against performance targets for unvested LTIP grants
Compliance
Review of CC Terms

of Reference and annual plan

Review of the gender pay policy and disclosure in Switzerland
Review of feedback from Stakeholder Engagement meetings
Regulatory and market updates
Review of the Compensation Report for publication
Preparation of maximum aggregate compensation for the Board to be submitted for AGM vote
Preparation of maximum aggregate compensation for the EC to be submitted for AGM vote
The Chairman of the CC reports to the full Board after each CC meeting. The minutes of the meetings are
available to the members of the Board.
The CC retains independent, external advisors for compensation matters. PricewaterhouseCoopers (PwC)
was mandated to provide consulting services related to

executive compensation matters. Apart from its CC
advisory role, PwC also provides human resources, tax and

advisory services to ABB.
Pay equity

ABB believes that a culture of diversity,

inclusion and equal opportunity is critical to our business

success and
makes us stronger. This mindset

is supported by our Diversity & Inclusion Strategy 2030, that clearly defines
ABB plans to ensure an inclusive culture and equal treatment of everyone, regardless of gender,

age, ethnic
origin, sexual orientation, etc. Equal pay is a critical component of this strategy.
In Switzerland, under the revised Swiss Federal Act on Gender

Equality (GEA) that came into force last year,
legal entities with more than 100 employees are required

to conduct an equal pay analysis. ABB has
completed this analysis for all four required legal entities and the results of this analysis were verified by an
external accounting firm, KPMG. As a result, the two

in-scope legal entities forming part of ABB Switzerland
(ABB Schweiz AG and ABB Power Protection SA, which

now is part of ABB Schweiz AG), meet the equal
pay requirements and are within the applicable thresholds for salary and overall compensation (salary plus
actual bonus).

At ABB Headquarters, ABB Asea Brown Boveri Ltd meets

the equal pay requirements and is within the
applicable thresholds for salary and overall compensation (salary plus actual bonus). The smaller legal entity
in scope, ABB Management Services Ltd, meets the

equal pay requirements for salary and slightly
underachieves the parity level for overall compensation (salary plus actual bonus), as it has employees from
different businesses assigned with different

bonus plans, leading to varying levels of bonus payments.

In
accordance with the Swiss law,

ABB will continue to monitor these requirements.
Board compensation policy

The compensation policy for the members of the

Board is designed to attract and retain experienced people
to the Board of Directors. Compensation takes into

account the responsibilities, time and effort required

to
fulfill their roles on the Board and its Committees, and

is generally positioned at levels similar to other

Swiss
listed companies of comparable size and complexity.
Compensation structure
A fixed fee is payable for the Chairman, Vice-Chairman

and members of the Board, and additional fees are
payable for chairing or membership of a Board Committee,

except for the Chairman and Vice-Chairman.
Board members are paid for their service over a 12-month

period that starts with their election at the AGM.
Payment of fees is made in semi-annual installments in

arrears.

Each fee is delivered in cash and shares, although

Board members may elect to receive all their fees in
shares. The number of shares delivered is calculated

prior to each semi-annual payment by dividing the
monetary amount to which the Board members are entitled

by the average closing price of the ABB share
over a predefined 30-day period. The shares are subject

to a three-year restriction period during which they
cannot be sold, transferred or pledged. Any restricted

shares are unblocked when the Board member leaves
the Board.
Implementation of Board compensation policy

Board fees by role
As mentioned above, the levels and mix of compensation

of Board members are regularly compared against
the compensation of non-executive Board members from

a cross-section of publicly traded companies in
Switzerland that are part of the Swiss Market Index (i.e., Adecco,

Alcon, Geberit, Givaudan, Holcim, Lonza,
Richemont, SGS, Sika, Swisscom, Swiss Life, Zurich Insurance).

Such a review was last undertaken in 2020,
and there was no adjustment made to Board fees for

the term of office from the 2021 AGM to

the 2022 AGM,
as set out in Compensation Exhibit 12 below.

Compensation Exhibit 12: Current Board fees
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

CC: Compensation Committee,

FACC: Finance, Audit and Compliance

Committee,

GNC: Governance and Nomination Committee.
Total

Board compensation

The compensation paid to the Board members for the calendar

year 2021 and for the term of office from

the
2021 AGM to the 2022 AGM are disclosed in Compensation

Exhibit 13 below and in Compensation
Exhibits 35 and 36,

respectively,

in the section “Compensation tables and share ownership

tables”.
At the 2021 AGM, the shareholders approved a maximum

aggregate compensation amount of
CHF 4.40 million for the 2021-2022 Board term. This amount

was lower than the approved amount for the
previous Board term, reflecting the reduction of the total number of members of the Board from eleven to ten.
The Board compensation to be paid is CHF 4.38 million and

is therefore within the amount approved by the
shareholders. The Board compensation paid for the previous 2020-2021 term of office was below the amount
approved by the shareholders due to the voluntary

donation of 10 percent of fees for a six-month period
during 2020 to fight the impacts of the COVID-19 pandemic.

Compensation Exhibit 13: Board compensation (in CHF)
Board term
Board of Directors
2021–2022 2020–2021
Number of members
10
11

Total

compensation
4,380,000
4,436,500
Maximum aggregate compensation amount approved at previous AGM
4,400,000
4,700,000
Compensation of former Board members
In 2021, no payment was made to any former Board member.
Compensation for services rendered

In 2021, ABB did not pay any fees or compensation to

the members of the Board for services rendered to
ABB other than those disclosed in this report.

Shareholding of Board members
The members of the Board collectively owned less than 1 percent of ABB’s total shares outstanding at
December 31, 2021.

Compensation Exhibit 37 in the section “Compensation

tables and share ownership tables” shows the
number of ABB shares held by each Board member at

December 31, 2021 and 2020. Except as described in
this Compensation Exhibit,

no member of the Board and no person closely linked to

a member of the Board
held any shares of ABB or options in ABB shares.
Shares delivered to Board members as part of their compensation are blocked for a period of three years.
Compensation Exhibit 14 shows the wealth at risk for

each Board member, comparing

the value of held
shares at December 31, 2021 with the total compensation

for the 2021-2022 term of office. At December

31,
2021, all Board members held ABB shares worth at

least 200 percent of their 2021 total compensation.
Compensation Exhibit 14: Board shareholding (at

December 31, 2021) in % of 2021 total compensation*
*
Based on share

price of CHF

26.59, the

2021 LTIP

reference

price,

and shares

held at December

31, 2021.
Executive Committee compensation policy
The EC compensation policy reflects ABB’s commitment

to attract, motivate and retain people with the talent
necessary to strengthen its position as a leading global technology company.
Compensation structure
The compensation structure is designed to be competitive,

based on performance, and to encourage
executives to deliver outstanding results and create sustainable shareholder value without taking excessive
risks. The EC compensation framework therefore balances

fixed and variable compensation. Variable
compensation is provided through short-term and long-term incentives based on strategic, financial and ESG
objectives, recognizing Group, Business Area and Corporate Function performance as well as individual
performance.
This structure is linked to our strategy and is illustrated

in Compensation Exhibit 15.

Compensation Exhibit 15: EC compensation structure

as from 2022
Fixed compensation -

base salary and benefits
Variable compensation -
short-term incentive (AIP)
Variable compensation -
long-term incentive (LTIP)
Wealth at risk/
Share ownership
Purpose and
link to strategy
Base salary compensates for
the role and relevant
experience; Benefits protect
against risks. Facilitates
attraction and retention of
talented EC members
Rewards annual Company,
Business Area, functional
and individual performance.
Aligned with the Company’s
Annual Performance Plan
Rewards the achievement of
Company goals over a three-
year period. Encourages
creation of long-term,
sustainable value for
shareholders, and delivery of
long
‑
term strategic goals
Aligned with the Company’s
Long-term Performance Plan
Aligns individual’s personal
wealth at risk directly to the
ABB share price, and EC
members’ interests with
those of shareholders in
order to maintain focus on
ABB's long-term success
Operation Salary in cash, benefits in
kind, and pension
contribution
Annual awards, payable in
cash after a one-year
performance period
Annual grants in shares
which may vest after three
years subject to performance
conditions
Individuals required to hold
ABB shares
Opportunity
level
(as % of base
salary)
Based on scope of
responsibilities, personal
experience and skillset
CEO
500% (net of tax)

Other EC members
400% (net of tax)
*

higher LTIP opportunity to be largely

offset by lower fixed cost benefits
Performance
indicators

Changes to base salary take
into account individual
performance, future potential
and external benchmarking
Exposed to ABB share price
A significant portion of total compensation depends on

variable pay components, which require the
achievement of challenging performance targets, in alignment with ABB Annual and Long-Term

Performance
Plans.

25%
24%
15%
9%
10%
7%
25%
24%
25%
36%
Current Other EC
Members
New Other EC
Members
Base salary Pension benefits Other benefits Short-term incentive Long-term incentive
The target AIP award is defined as a percentage of base

salary, currently

100 percent for all EC members.
There is no award under the AIP if performance is below threshold

s

on all financial performance measures.
When performance exceeds targets, the maximum

award is capped at 150 percent of the targeted amount.
The target LTIP

grant size is defined as a percentage of base salary,

currently 150 percent for the CEO and
80 to 100 percent for all other EC members. There will

be no award under the LTIP

if performance is below
thresholds for all applicable measures. When performance

exceeds targets, the maximum award is capped at
200 percent of the conditional grant.
From 2022, the mix of fixed and variable target compensation elements for new EC members will be adjusted
to provide a greater emphasis on variable pay.

This will be achieved by increasing the LTIP

grant size from
100 percent to 150 percent of base salary,

while reducing the level of pension contributions

and other
benefits. The reduction of pension contributions and other

benefits substantially offsets the increase

of the
LTIP component, and

represents a shift from guaranteed pay elements

to pay at risk. Fixed compensation for
new EC members will represent 40 percent of their target

total compensation, in comparison to 50 percent

for
current EC members. Compensation Exhibit 16 below

illustrates the changes for new EC members in more
detail.
Compensation Exhibit 16: Mix of target compensation

for current and new EC members
Competitive positioning of compensation
The Board considers competitive market data when setting the compensation policy for the EC. It is also one
of several factors in positioning the target compensation for individual EC members which include:
•

market value of the role (compensation benchmarking);
•

individual profile of the EC member in terms of experience

and skills;
•

personal performance and potential.
The CC conducted a comprehensive review of its approach

to competitive benchmarking in 2020, which led
to the creation of three benchmarking peer groups, designed

to match the size, scope and complexity of
ABB, and exclude companies from the financial services

sector.
The use of these peer groups depends on the nature

of the role and the source of relevance. For example,

a
stronger emphasis is placed on the Global Industry peer

group for operational roles and in compensation
design, and on the Pan-European Market peer group for

functional roles. In all cases,

the other two peer
groups are used to stress test the findings of the primary

peer group (see the summary in Compensation
Exhibit 17 below).

Compensation Exhibit 17: Compensation benchmarking

peer groups
Peer Group Composition Rationale
Global Industry

A tailored group of 16 global industry peer companies (1) ,
matching the scale and complexity of ABB

Focus for Business Area roles and
benchmarking compensation design

Pan-European Market A panel of 50 cross-industry European companies
(2)
,
matching the scale and complexity of ABB

Focus for Corporate roles; continuity and
stability of data points
Swiss Market A panel of 16 SMI and SMIM companies (3) , matching the scale and complexity of ABB
Swiss listing and location of headquarters
(1) AB SKF, Alstom,

Airbus, Atlas Copco, Denso, Eaton, Emerson Electric,

Honeywell, Mitsubishi Electric, Mitsubishi Heavy

Industries, Schneider
Electric, Schindler, Siemens, Thermo

Fisher Scientific, Toshiba

and Traton.
(2) AB InBev, Adidas, Air Liquide,

Associated British Foods, AstraZeneca, BAE

Systems, Bayer, Bouygues, British American

Tobacco, Compass
Group, Continental, CRH, Danone, Endesa, EssilorLuxottica,

Fresenius, Fresenius Medical Care, GlaxoSmithKline, HeidelbergCement,
Heineken, Henkel, Hennes & Mauritz, Iberdrola, Imperial Brands,

Industria de Diseno Textil,

Jeronimo Martins SGPS, Kuehne & Nagel, Holcim,
Linde, L’Oreal, Michelin, National Grid,

Naturgy Energy Group, Nokia, Novartis, Novo Nordisk,

OMV, Philips, Rio Tinto,

Safran, Saint Gobain,
Sanofi, SAP,

Schneider Electric, Telefonaktiebolage

t

LM Ericsson, Thales, Umicore, Veolia

Environment, Vinci and Vodafone

.
(3) SMI: Swiss Market Index; SMIM: Swiss Market Index

MID; Companies include: Adecco, Geberit, Givaudan, Glencore,

Kuehne & Nagel, Holcim,
Nestle, Novartis, Richemont, Roche, Schindler,

SGS, Sika, STMicroelectronics, Swatch and Swisscom

.
Since benchmark reviews are performed every other year,

the comparison of ABB to its compensation
benchmarking peer groups shown in Compensation Exhibit

18 below is based on the last review in 2020.
This data shows that ABB is typically positioned at the

median of key comparator indicators (market
capitalization, revenues, number of employees) against the Global

Industry and Pan-European Market peer
groups, and at the upper quartile of the Swiss Market

peer group.
Compensation Exhibit 18: Comparison of ABB to

compensation benchmarking peer groups
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
It is the intention to position target compensation for individual

EC members between median and upper
quartile of the relevant peer group(s) considering the other factors referenced above (e.g., the EC member’s
skills, experience, performance, potential).
Compensation elements
Compensation Exhibit 15 above sets out the purpose

and link to strategy,

the operation, the opportunity level
and the performance measures. In addition,

this section provides further details for each compensation
element.

Fixed compensation - base salary and benefits
Purpose and link to strategy

Base salary compensates for the role and relevant experience;

Benefits protect against risks, and facilitate
the attraction and retention of talented EC members.
Base salary is paid in cash. Benefits consist primarily of

retirement, insurance and healthcare plans that are
designed to provide a reasonable level of support for the employees and their dependants in case of
retirement, disability or death.
Opportunity levels

Base salary is set with reference to the scope of responsibilities,

personal experience and skills, and
competitive market data.

Benefit plans are set in line with the local competitive

and legal environment and are, at a minimum, in
accordance with the legal requirements of the respective

country.
The monetary value of base salary and benefits are disclosed in Compensation Exhibit 38 “EC compensation
in 2021”.
Performance measures and weighting
Base salary is adjusted considering the factors set out

under opportunity levels above, the executive’s
performance as well as their future potential.
Variable compensation - Annual

Incentive Plan (AIP)

Purpose and link to strategy

The AIP is designed to reward EC members for the Group’s

results, the results of their Business Area or
Corporate Function and their individual performance over

a time horizon of one year,

and is aligned with the
Annual Performance Plan approved by the Board.
Opportunity levels
The AIP opportunity levels for the EC are 100 percent

of base salary at target with a maximum opportunity of
150 percent.
Performance measures and weighting
The AIP structure is designed to incentivize operational

delivery and underpin our performance culture. As
such, it is focused on key priorities, with a maximum of

five measures.
•

A common Group measure with a 20 to 25 percent weighting

.
•

Up to three Corporate or Business Area measures, with

a 55 to 60 percent weighting.
•

An individual measure with a 20 percent weighting. This

personal component is informed by up to
three key performance indicators (KPIs) which may

include a combination of quantitative and
qualitative goals.
o

From 2022, at least two of these KPIs will relate to

ESG, e.g., CO
2

emissions, safety or
female leader targets.
o

Business Area Presidents will continue to have a safety

KPI, and an environment KPI (CO
2
emissions) will be introduced.

o

Corporate Officers will have a social KPI (gender representation on management level) or
governance KPI (internal controls) and an environment

KPI (CO
2

emissions).
o

The final outcome against this individual measure will

be a discretionary judgment based on
the combined performance against all personal KPIs.

•

The CC/Board has a discretionary authority to adjust the results and/or the award. This
specifically includes a downwards adjustment based on safety performance,

including fatalities.

A summary of the composition and total weighting of the

measures for all EC members is set out in
Compensation Exhibit 19.

Compensation Exhibit 19: Composition and weighting

of short-term incentive measures for EC members
CEO and Corporate Officers
(1)
Business Area Presidents
Common Group measure 25% 20%
Other Group measures
Up to three measures n.a.
55%
Business Area measures n.a.
Up to three measures
60%
Individual measure
Function-specific Business-specific
20% 20%
Total 100% 100%
(1)
Corporate Officers include: Chief Financial Officer, Chief Human Resources Officer, General Counsel and

Chief Communications and
Sustainability Officer.
Other design features
For each performance measure, a target will be set corresponding to the expected level of performance that
will generate a target (100 percent) award. For all except

the individual measure, a minimum level of
performance, below which there is no award (threshold)

and a maximum level of performance, above which
the award is capped at 150 percent of the target (cap),

will also be defined. For quantitative Group, Business
Area and Functional measures, the award percentage achievements between threshold and target, as well
as between target and cap are determined by linear interpolations between these points.
The outcomes of financial AIP measures are subject

to appropriate discretionary upward or downward
adjustments for non-operational items and other adjustment

principles agreed with the Board.
In 2021, progress against defined ESG target(s) was a

“boundary condition” for making AIP awards. Under
this approach, the Board agreed to review whether the

Company had made sufficient progress at the

end of
the year to justify making the indicated AIP award. If, in

the opinion of the Board, insufficient progress had
been made, the AIP award might have been reduced on

a discretionary basis. Following feedback from
stakeholders, this practice will be discontinued in 2022

and replaced with the approach to ESG in the AIP
individual measure described above, and in the LTIP

described below.

Variable compensation - Long

-Term Incentive Plan

(LTIP)
Purpose and link to strategy
Rewards the achievement of predefined performance

goals over a three year period. Encourages the
creation of long-term, sustainable shareholder value creation and is aligned with the Company’s Long-Term
Performance Plan approved by the Board.

Opportunity levels
The LTIP opportunity

levels for the EC are 80 to 100 percent of base salary at

target, with a maximum
opportunity of 160 to 200 percent. For new EC members

from 2022, the opportunity levels will be 150 percent
and 300 percent, respectively.

This change, to be mostly offset by a reduction

in pension and other benefits
costs, is taking into account historical LTIP

vesting levels and the risks associated in moving from

fixed to
variable pay.

For the CEO the opportunity levels are 150 percent of

base salary at target, with a maximum opportunity of
300 percent.
Performance measures and weighting
The LTIP will have

,

from 2022, three performance measures:
Total

Shareholder Return (TSR)
●

Achievement against this measure is determined by ABB’s

relative TSR performance against a
defined peer group.
●

The constituents of the peer group and the appropriate

threshold (zero), target (100 percent) and
maximum (200 percent) award points are reviewed by

the CC on an annual basis.
●

The TSR calculations are made for the reference period beginning in the year of the conditional
grant of the shares and ending three years later.

The evaluation is performed by an independent
third party.
•

For grants from 2022, the award curve for the TSR measure

will be adjusted to become more
challenging. The threshold point for awards, for which

vesting starts, will move from the 25th
percentile to the 50th percentile (P50) of the TSR peer

group, i.e., there will be no award for
performance below P50.
•

Vesting for P50 achievement

remains at 100 percent of target, and vesting for

a 75th percentile
(P75) achievement level remains at 200 percent of target (capped).

There will be a linear vesting
for an achievement between P50 and P75 (100 to 200

percent of target).
Earnings Per Share (EPS)
●

Achievement against this measure is determined by ABB’s

average EPS over a three-year
period.

●

The average EPS result is calculated from the sum of

EPS for each of the three relevant years,
divided by three.
●

EPS is defined as “Diluted earnings per share attributable to

ABB shareholders, calculated using
Income from continuing operations, net of tax, unless

the Board elects to calculate using Net
income for a particular year”.
●

Appropriate threshold (zero), target (100 percent) and

maximum (200 percent) award points are
reviewed by the CC on an annual basis.
●

Performance target points are set using the long-term strategic plan,

calibrated against an
“outside-in” view, taking into

account the growth expectations, risk profile, investment

levels and
profitability levels that are typical for the industry.

This “outside-in” approach is provided by
external advisors and assumes that investors expect a risk-adjusted return on their investment,
which is based on market value (and not on book value)

and translates such expected returns
over a three-year period into EPS targets.
●

Adjustments to the outcome of the EPS may be considered for

items which are not part or the
result of the normal course of business operation and/or

which were not considered, either by
way of inclusion or exclusion, for the target-setting of

a specific LTIP

launch. Only the net impact
of such adjustments over the vesting period of the respective

LTIP grant will

be considered.
ESG
●

The Board will determine on an annual basis LTI

P

specific ESG measure(s) and related targets.

●

For 2022, the ESG measure will be the Company’s

scope 1&2 CO
2

emission reduction at the end
of the three-year performance period (2022-2024), compared

to the 2019 baseline.

●

Appropriate threshold (zero), target (100 percent) and

maximum (200 percent) award points are
reviewed and approved by the CC on an annual basis.
The approved ESG target points for the 2022 LTIP,

which are designed to incentivize material progress
towards our 2030 sustainability strategy commitments,

are illustrated in Compensation Exhibit 20 below.
Compensation Exhibit 20: ESG target points for

the 2022 LTIP
Measure Weighting Threshold Target Maximum
ABB scope 1&2 CO
2

emission
reduction compared to 2019 baseline
20% 60% 70% 80%
At or below

threshold

point: no

award;

At target

point: 100

percent award;

At or above

maximum

point: capped

at 200 percent

award;

Linear award

interpolations

between

points.
The relative weighting of measures for the LTIP

is as follows:
•

EPS measure: 50 percent
•

TSR measure: 30 percent
•

ESG measure: 20 percent
Other design features
The number of shares to be granted is determined by dividing the grant value by the average share price
over the period 20 trading days prior,

and 20 trading days after,

the date of publication of ABB’s full year
financial results. Settlement of the LTIP

is three years after grant, subject to achievement of performance conditions, defined prior to grant.

The actual settlement of shares awarded will vary between zero and 200 percent of the shares granted,

according to achievement against the performance measures

stated above.
Default settlement of the final LTIP

award is 100 percent in shares, and an automatic sell

-to-cover is in place
for employees who are subject to withholding taxes.
LTIP shares are subject

to malus and clawback rules, which include illegal

activities and any financial
misstatement that have a material impact on any Group company.

This means that the Board may decide not
to award any unsettled or unvested incentive compensation (malus),

or may seek to recover long-term
incentive compensation that has been settled in the past

(clawback).
The CC also has the ability to suspend the payment of awards if it is likely that the Board determines that the
malus or clawback provisions may potentially apply (e.g.,

if the employee is subject to an external
investigation).
For grants from 2021, there is no automatic accelerated vesting of awards in the event of a change of control.
For LTIP grants as

of 2022 participants will also be entitled to receive a cash amount on each vested award
share that is equal to the total dividends per share paid by

ABB on the ABB Ltd share between the grant date
and the delivery date of the vested award (a “dividend

equivalent payment”). This will be offset by reducing
other benefit-related costs by a similar level over the life of the share grant.

CC discretion will be extended to allow for discretionary

adjustments to the formulaic LTIP

vesting outcome.
Clawback will be extended to include material reputational damage and will apply for a period of up to five
years following the originally scheduled plan specific vesting date.

Total wealth at risk

/ Share ownership
Purpose and link to strategy

To

align EC members’ personal wealth directly with the

interests of shareholders in order to maintain focus
on the long-term success of the Company.
Share ownership program
EC members are required to retain all shares vested from

the Company’s LTIP

and any other share-based
compensation until their share ownership requirement is met.

In circumstances where there is a withholding
tax obligation, the number of shares received will be considered to be the number of shares vested minus the
shares sold under the default sell-to-cover facility.
The share ownership requirement is equivalent to a multiple of the

EC member’s annual base salary,

net of
tax (see Compensation Exhibit 15).
These shareholding requirements are aligned with market

practice and result in a wealth at risk for each EC
member which is aligned with

shareholder interests.

Only vested shares owned by an EC member and their

spouse count for the comparison of the actual share
ownership against the share ownership requirement. Vested

but unexercised and unvested stock options
under the Management Incentive Plan (MIP) are not considered for this purpose.
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
Non-compete agreements have been entered into with

the CEO and all other EC members for a period of
12 months after their employment. Compensation for such

agreements, if any,

may not exceed the EC
member’s last total annual cash remuneration (comprising of base salary, short-term

incentive and benefits).
Implementation of EC compensation policy
Overview
EC members received total compensation of CHF 39.2

million in 2021, compared with CHF 35.4 million in
2020, as summarized in Compensation Exhibit 21 below

and presented

in detail in Compensation Exhibits 38
and 39.

Compensation Exhibit 21: Total compensation of EC members (monetary values in CHF)
(1)
Calendar year
2021 2020
Number of active EC members 9 9
Base salaries 8,713,406 8,413,363
Pension benefits 4,795,259 4,450,785
Other benefits 4,819,803 6,001,823
Total fixed compensation 18,328,468 18,865,971
Short-term incentives 12,144,280 6,782,229
Long-term incentives (fair value at grant) 8,684,298 6,491,137
Replacement share grants n.a. 3,308,781
Total variable compensation 20,828,578 16,582,147
Total compensation 39,157,046 35,448,118
Maximum aggregate compensation approved at AGM 39,500,000 55,500,000
(1)

For an overview

of compensation

by individual

and component,

please refer

to Compensation

Exhibits

38 and 39

in section
“Compensation

tables and

share ownership

tables” below.

An overview

of 2021

realized

compensation

by individual

is provided

in
Compensation

Exhibit 44

in the same

section.
The total compensation for the EC in 2021 increased by

10.5 percent compared to 2020. Context of the
change in costs, in addition to the over-achievement against the challenging short-term incentive targets,
includes:

●

The COVID-19 pandemic, which negatively impacted achievement under the 2020 short-term
incentive - when targets were not adjusted - compared

to the outperformance against targets in
2021.
●

In addition, the target short-term incentive was decreased

in 2020 to reflect the voluntary
10 percent donation of the EC members’ salary to fight

the impact of the COVID-19 pandemic
and a pro-rata outcome was applied for those EC members

who joined the EC during the year.
●

An increase in base salary resulting from a) the omission of the voluntary 10 percent donation of
the EC members’ salary to fight the impact of the COVID

-19 pandemic for a six-month period
during 2020, b) that all EC members provided services for

the full year during 2021 and c) the
increases in salary for three EC members.
•
An increase in pension contributions is solely due to changes in the constitution of the Executive
Committee. The contribution rates in the pension plan

have not changed for several years, and
only age driven adjustments were applied.
•

A reduction in other benefits costs given that 2020 included costs related to four former EC
members, including the interim CEO, while in 2021 the costs

related to only one former EC
member.
●
The increase of the grant fair value for the 2021 LTIP

grant compared to the 2020 LTIP

grant, is
mainly driven by the price of the ABB share at the day of grant.
At the 2020 AGM, the shareholders approved a maximum

aggregate compensation amount of
CHF 39.5 million for the EC for the year 2021. The EC

total compensation for 2021 amounted to
CHF 39.2 million and is therefore within the approved

amount. See Compensation Exhibit 21 above.

20%
22%
9%
12%
10%
12%
30%
32%
31%
22%
CEO
Other EC Members
Base salary Pension benefits Other benefits Short-term incentive Long-term incentive
Compensation mix
The ratio of fixed to variable components in any given

year depends on the performance of the Company and
individual EC members against predefined performance objectives.
In 2021, the variable compensation of the CEO was 61 percent of his total annual compensation (previous
year: 51 percent). For the other EC members, the variable compensation was 54 percent on average
(previous year: 41 percent). To

allow an appropriate year-on-year comparison, the

calculation of the total
annual compensation excludes the value of any one-time

replacement grant to compensate for foregone
compensation with the previous employer.
Compensation Exhibit 22 below shows the composition of the

total annual compensation in 2021 for the CEO
and for other current EC members on an aggregate level,

specifying the split of its five compensation
components.

Note that compensation paid in 2021 for former EC members

is not included in Compensation Exhibit 22.
This can be found in Compensation Exhibit 38.
Compensation Exhibit 22: Compensation mix
Compensation elements - 2021 highlights
Base salary
Three of the nine EC members in place in March 2021 received a salary adjustment, which ranged from 2.1
to 6.7 percent, reflecting exceptional performance and closer market alignment. The base salary of Timo
Ihamuotila was increased by 2.1 percent to CHF 970,000,

Tarak

Mehta by 3.3 percent to CHF 930,000, and
Morten Wierod by 6.7 percent to CHF 800,000.
Considering that the other six current EC members had

no salary adjustments, this corresponded to a
1.3 percent increase on annual base salaries for the EC

members post March 2021, which was broadly
consistent with the salary review budget for the wider

Swiss employee population.
Annual Incentive Plan (AIP) - design
Compensation Exhibit 23 below shows the composition and

weighting of the measures applied in 2021 for all
EC members under their AIP,

specified by their roles.

Compensation Exhibit 23: Composition and weighting

of 2021 short-term incentive measures for EC members
Focus of
measure
CEO and

Corporate
Officers (1)
President
Electrification President Motion
President Process
Automation
President
Robotics &
Discrete
Automation
ESG boundary
condition for short
-
term incentive awards:
Reduction of CO
₂
equivalent scope 1&2 emission
Common
Group
measure
Bottom line
earnings
Op EBITA margin
25%
Op EBITA margin
20%
Op EBITA margin
20%
Op EBITA margin
20%
Op EBITA margin
20%
Other Group
measures
Profitability and
capital efficiency
ROCE margin
25%
Cash generation
Free Cash Flow
20%
Bottom line output
Productivity growth
10%
Business Area
measures
Bottom line
earnings
Op EBITA margin
30%
Op EBITA margin
30%
Op EBITA margin
30%
Op EBITA margin
30%
Cash generation
Op Free Cash Flow
20%
Op Free Cash Flow
20%
Bottom line profit
Gross Profit on Orders
20%
Top line input
Orders received
20%
Bottom line output
Productivity growth
10%
Productivity growth
10%
Productivity growth
10%
Productivity growth
10%
Individual
measure
Safety, Cost
discipline, Strategy
implementation
Function-specific
20%
Safety,
Acquisitions,
Digitalization
Business-specific
20%
Business-specific
20%
Business-specific
20%
Business-specific
20%
Total
100% 100% 100% 100% 100%
(1)
Corporate Officers include: Chief Financial Officer, Chief Human Resources Officer, General Counsel and

Chief Communications and Sustainability Officer.
Under the AIP,

all members of the EC have a common Group measure,

with a 20 to 25 percent weighting. In
2021, this was Group Operational EBITA

margin, applied to create a greater focus on profitability

.
In addition to the common Group measure, the CEO and the Corporate

Officers share the same Group
measures, including ROCE margin, Free Cash Flow and Productivity growth,

with a total weighting of
55 percent.

For Business Area Presidents, up to three measures were tailored to business imperatives, with a total
weighting of 60 percent. While all Business Area Presidents

shared two measures (Operational EBITA
margin and Productivity growth, with 30 percent and 10 percent weighting, respectively), the third measure
varied, including Operational Free Cash Flow,

Gross Profit on Orders and Orders received, for the

remaining
20 percent.

Definitions of the quantitative measures for EC members

are set out in Compensation Exhibit 24, below.

Compensation Exhibit 24: Definition of quantitative objectives,

applied in 2021
Objective Description
Operational EBITA
margin (%)
Operational EBITA, which is Operational earnings before interest, tax and amortization, as a percentage of Operational revenues, which is total revenues adjusted for foreign exchange/commodity timing differences in total revenues
Return on Capital
Employed (ROCE)
margin (%)
Calculated as Operational EBITA after tax divided by the average of the period’s opening and closing Capital employed, adjusted to reflect impacts from significant acquisitions/divestments occurring during the same period.
Capital employed is calculated as the sum of Adjusted total fixed assets and
Net Working Capital
Free Cash Flow
(FCF)
Free Cash Flow is calculated as net cash provided by operating activities adjusted for: (i) purchases of property, plant and equipment and intangible assets, and (ii) proceeds from sales of property, plant and equipment
Productivity growth Productivity is calculated as 12-month rolling revenues over the average number of total workforce in the last three months. Productivity growth is the change of productivity over the same period a year earlier, represented as a percentage change
Operational Free
Cash Flow (OFCF)
(1)
Cash generated by business operations after paying capital expenditures but before paying interests and taxes (OCF
(2)

minus capital expenditures)
Gross Profit on
Orders (absolute)
(3)
Gross profit on orders is calculated by deducting the total costs to complete the order from the total revenue value of the order
Orders received (4) Represents the values of goods and services contracted and ordered by customers within a given accounting period net of cancellations
(1) Applied

to Robotics

& Discrete

Automation

and Electrification

only.
(2) Cash flow

from operating

activities

excluding

payments

for interest

and income

taxes.
(3) Applied

to Process

Automation

only.
(4) Applied

to Motion

only.
All EC members also had an individual measure with a

20 percent weighting. This individual component was
informed by up to three KPIs, which included a combination

of quantitative and qualitative objectives. The
final outcome against the individual measure was based

on a discretionary judgment of the combined
performance against all three KPIs.
●

In 2021, all the EC had a common safety KPI – namely

the percentage improvement in the Lost
Time Incident Frequency Rate (LTIFR),

underpinned by sustainability observation tours. For the
CEO and the Corporate Officers, this related to

Group level and for Business Area Presidents to
their respective Business Areas.
●

For the CEO and Corporate Officers, the other

KPIs were linked to the Group or Function costs,
to the strategy implementation on Group or Function level, or to internal controls.
●

For the Business Area Presidents, the other KPIs were

business growth, digitalization or market
positioning targets.
Outcomes were subject to appropriate adjustments for

some non-operational items and other adjustment
principles agreed with the Board.
For 2021, the “boundary condition” was the setting of plans

in each ABB Division to mitigate for ABB scope 1
and 2 CO
2

emissions, aligned with ABB’s sustainability

strategy and associated targets.

2021 Annual Incentive Plan - achievements
In summary, the average

award for the current EC members under the AIP for 2021

was 143.4 percent (out
of a maximum 150 percent), compared to 72.4 percent in 2020.

In addition to achieving the challenging
performance targets in 2021,

this improvement in outcomes from the prior year was

influenced by the
following factors:

•

In 2021, all nine EC members served on a full-year basis,

compared to only seven members
working on a full-year basis in 2020. AIP opportunities

and final awards for 2020 were prorated
for those EC members who joined the EC during the year.
•

EC members voluntarily donated 10 percent of their salary

to fight the impacts of the COVID-19
pandemic for a six-month period during 2020. Consequently AIP opportunities and final awards
for 2020 were based on the reduced salaries.
•

In 2020, the negative impact of the COVID-19 pandemic on

the business performance - when
targets were not adjusted - was bigger than in 2021.
The 2021 AIP outcomes were net of the application of adjustments for some non-operational items, aligned
with adjustment principles agreed with the Board. These led to minor increases

in awards for two EC
members.
Common Group measure

Achievement against the 2021 Group Operational EBITA

margin measure, which applied to all EC members,
with a weighting of 20 or 25 percent, was 150 percent (20

20: 53 percent). The 2021 Group Operational
EBITA margin was

14.2 percent compared to 11.1

percent in 2020, primarily reflecting the increased
business activity. The

weighted achievement related to the common Group measure

was 37.5 percent for the
CEO and the Corporate Officers, and 30 percent

for the Business Area Presidents.
Other Group measures

The outcome related to all other Group measures,

applied to the CEO and Corporate Officers,

with
weightings of 10 to 25 percent,

was at maximum. Achievement against the Group

ROCE target was
150 percent (2020: zero percent), achievement against

of the Free Cash Flow target was 150 percent
(2020: 109 percent) and achievement against the Productivity growth target was also 150 percent
(2020: n.a.).The weighted achievement related to these Group measures was 82.5 percent.
Business Area measures
Up to three quantitative business measures were applied to

Business Area Presidents, with weightings from
10 to 30 percent, and the outcomes ranged from 119

to 150 percent of target.
Achievement against the Operational EBITA

margin measure ranged from 119

to 150 percent (2020: zero to
95 percent), Operational Free Cash Flow 150 percent for

the two Business Areas applicable (2020: 106 to
150 percent), Gross Profit on Orders 150 percent (2020: zero percent), Orders received 150 percent
(2020: zero to 83 percent) and Productivity growth 150 percent for the four Business Areas (2020: n.a.).The
weighted achievement related to these Business Area

measures ranged from 80.8 to 90 percent (2020: 21 to
66 percent).
Individual measure
Thanks to the Company’s strong focus on safety,

in 2021 the target set for the Lost Time

Incident Frequency
Rate (LTIFR) was

overachieved at Group level, as a result of all Business

Areas overachieving their targets.
There were no work-related fatalities in 2021, for the first time since 2011. The

assessed achievement of the
KPIs informing the outcome of the personal component for

EC members, with a weighting of 20 percent,
inclusive of the safety outcomes described, ranged from

100 to 150 percent (2020: 100 to 150 percent).
These outcomes are summarized in Compensation Exhibit

25 below.

Compensation Exhibit 25: AIP 2021 outcomes for the

CEO and the Corporate Officers (rounded)
AIP 2021 outcomes for the Business Area Presidents

(rounded)
ESG boundary condition
The Board also considered that the terms for the 2021

ESG “boundary condition” were fully met.
Overall outcomes
The overall average award under the AIP for the entire

current EC was 143.4 percent of target
(2020: 72.4 percent) with a range from 140.8 percent (lowest achievement) to 145.0 percent of target (highest
achievement). This compared to a range of 51.0 to 95.6

percent in 2020.
Compensation Exhibit 26 below provides information related

to the overall actual 2021 AIP outcomes, in
comparison to the target 2021 AIP for all current EC

members.

Compensation Exhibit 26: Overview of targeted

and realized AIP 2021 values
Common Group
measure
Other Group
measures
Business Area
measures Individual measure
Total AIP outcome percentage (in % of target) Target AIP award (in CHF) Actual
AIP award
(in CHF)
(1)
Achievement Weighting Outcome Achievement Weighting Outcome Achievement Weighting Outcome Achievement Weighting Outcome
Björn Rosengren 150.0% 25.0% 37.5% 150.0% 55.0% 82.5% n.a. n.a. n.a. 125.0% 20.0% 25.0% 145.0% 1,700,000 2,465,000
Timo Ihamuotila
150.0% 25.0% 37.5% 150.0% 55.0% 82.5% n.a. n.a. n.a. 100.0% 20.0% 20.0%
140.0%
970,000
1,358,000
Carolina Granat 150.0% 25.0% 37.5% 150.0% 55.0% 82.5% n.a. n.a. n.a. 100.0% 20.0% 20.0% 140.0% 700,000 980,000
Maria Varsellona 150.0% 25.0% 37.5% 150.0% 55.0% 82.5% n.a. n.a. n.a. 125.0% 20.0% 25.0% 145.0% 800,000 1,160,000
Theodor Swedjemark
150.0% 25.0% 37.5% 150.0% 55.0% 82.5% n.a. n.a. n.a. 125.0% 20.0% 25.0%
145.0%
500,000
725,000
Sami Atiya 150.0% 20.0% 30.0% n.a. n.a. n.a. 150.0% 60.0% 90.0% 125.0% 20.0% 25.0% 145.0% 800,000 1,160,000
Tarak Mehta 150.0% 20.0% 30.0% n.a. n.a. n.a. 150.0% 60.0% 90.0% 125.0% 20.0% 25.0% 145.0% 930,000 1,348,500
Peter Terwiesch
150.0% 20.0% 30.0% n.a. n.a. n.a. 150.0% 60.0% 90.0% 125.0% 20.0% 25.0%
145.0%
800,000
1,160,000
Morten Wierod 150.0% 20.0% 30.0% n.a. n.a. n.a. 134.7% 60.0% 80.8% 150.0% 20.0% 30.0% 140.8% 800,000 1,126,400
Total
8,000,000
11,482,900
(1) Represents accrued AIP award for the year 2021, which will be paid in 2022, after the publication of ABB's financial results.
Long-Term Incentive

(LTIP)
2021 LTIP grants

The estimated value at grant of the share-based grants

to EC members under the 2021 LTIP

was
CHF 8.7 million, compared with CHF 6.5 million in 2020.

This increase in grant fair value for the 2021 LTIP
grant compared to 2020 was mainly driven by the price

of the ABB share on the day of grant. In 2020 the
price of the ABB share at the day of grant, was influenced

by significant market volatility at the start of the
COVID-19 pandemic which impacted the 2020 LTIP

grant fair value substantially at that time.

The 2021 LTIP is based

on two equally weighted performance measures,

one tied to ABB’s TSR and the
other to ABB’s EPS.
The companies approved by the Board to determine ABB’s

relative TSR performance for the 2021 LTIP
were: 3M, Danaher, Eaton,

Emerson Electric, General Electric, Honeywell Intl., Holcim,

Legrand, Mitsubishi
Electric, Raytheon Technologies,

Rockwell, Rolls Royce, Schneider Electric, Siemens and

Yokogawa.

These
were selected to provide an appropriate and very challenging set of peers, and influenced the vesting point
setting accordingly.

The 2021 LTIP

target points are illustrated

in Compensation Exhibit 27 below.
Compensation Exhibit 27: 2021 LTIP target points
Measure Weighting Threshold Target Maximum
Relative TSR 50% 25th percentile 50th percentile 75th percentile
Average EPS 50%
Target

point
-14%
Disclosed after
performance period
Target

point
+14%
At or below

threshold

point: no

award;

At target

point:

100 percent

award;

At or above

maximum

point:

capped at

200 percent

award;

Linear award

interpolations

between

points;
The actual

EPS target

is not prospectively

disclosed

for reasons

of commercial

sensitivity.
The latest change in the EPS target points (range reduced

from plus/minus 17 percent of target for 2020 LTIP
to plus/minus 14 percent of target for the 2021 LTIP

)

is a reflection of the perceived EPS volatility during the
performance period, and also serves to make the achievement

of a threshold award under the plan more
demanding.

The reference price for the 2021 LTIP

grant which is used to determine the number of shares

granted to
participants was CHF 26.59.
2018 LTIP - achievements
The final number of shares

vesting under the 2018 LTIP

grant in 2021 was determined based on the
achievement level against the defined TSR and EPS targets.
The relative TSR measure was achieved at 114.8

percent (previous year: not applicable) out of a potential

of
200 percent.
The average EPS measure vested at zero percent (previous

year: 41 percent) out of a potential 200 percent,
net of adjustments for items considered outside the normal course of business operation and/or which were
not considered

in the target setting of the 2018 LTIP.

On this occasion, adjustments were made for the
impact of divestments, integration costs and restructuring

costs. The EPS for 2020 applicable to the 2018
LTIP grant after the

application of the approved adjustments, amounted to USD 1.06,

leading to plan relevant
average EPS of USD 0.98, being below the threshold target

point.
The average weighted achievement level of the two performance measures under the 2018 LTIP

was
57.4 percent (out of a maximum 200 percent), as specified

in Compensation Exhibit 28.
There was no award under the EPS measure, since the

performance period for determining the value of the
award was from 2018 to 2021 and in consequence the

EPS outcome was impacted by the COVID
‑
19
pandemic, for which no adjustment was applied.

As announced in our 2019 Compensation Report, the

EPS performance targets for vested LTIP

awards will
be retrospectively disclosed in our Compensation Reports.

The three target points (threshold, target and
maximum) and the actual achievement for the adjusted 2018

EPS performance measure are shown in
Compensation Exhibit 28 below.

Compensation Exhibit 28: Target points and achievements of 2018 LTIP performance measures
Measure Weighting Threshold Target Maximum Actual
Relative TSR 50% 25 th

percentile
50 th

percentile
75 th

percentile
54th percentile
Achievement level 0% 100% 200% 114.8%
Average EPS (USD) 50% 1.15 1.36 1.57 0.98
Achievement level 0% 100% 200% 0%
Award as percentage of target (capped at 200%) 57.4%
Since the Average EPS amounted to USD 0.98,

no vesting occurred under this measure as the threshold
target was not met. The relative ranking of ABB’s

TSR against the predefined peer group of companies for
the 2018 LTIP set on

the 54
th

percentile, which leads to a vesting level of 114.8

percent under this measure.
The weighted combined vesting level corresponds to 57.4

percent of the target.
Overview of disclosed and realized 2018 LTIP

value
In the 2020 Compensation Report ABB introduced a new

table, requested by stakeholders, to provide
information related to the past LTIP

,

that vested in the reporting year.

This table compares the previously
disclosed “fair value”

of the grant to each EC member and the actual value of the

grant at the time of vesting.
The following Compensation Exhibit 29 shows such comparison

for the 2018 LTIP,

that vested in 2021.

74.80%
80.50%
92.50%
73.00%
57.40%
53.40%
53.70%
61.70%
41.70%
28.70%
0%
20%
40%
60%
80%
100%
120%
140%
160%
180%
200%
2014 LTIP 2015 LTIP 2016 LTIP 2017 LTIP 2018 LTIP
Vesting in % of target award Vesting in % of maximum potential award
The values presented are gross and before payment of

any applicable taxes owing by the recipient. This
indicates the average gross realized LTIP

value was 76.2 percent of the disclosed grant fair value.
Compensation Exhibit 29: Realized value of 2018 LTIP grant for current EC members
Grant date
Number of
shares
granted
related to
the TSR
measure (1)
Shares
granted
related to
the EPS
measure (2)
Total
number
of shares
granted
Disclosed
grant fair
value
(CHF)
(3)(4)
Vesting date
Vesting
percentage
Number
of vested
shares
Realized
value
(CHF)
(5)
Björn Rosengren
n.a.
Timo Ihamuotila
April 6, 2018 18,609 18,608 37,217 819,965 April 6, 2021 57.4% 21,364 624,897
Carolina Granat
n.a.
Maria Varsellona
n.a.
Theodor
Swedjemark n.a.
Sami Atiya
April 6, 2018 11,651 11,650 23,301 513,368 April 6, 2021 57.4% 13,376 391,248
Tarak Mehta
April 6, 2018 17,395 17,395 34,790 766,494 April 6, 2021 57.4% 19,970 584,123
Peter Terwiesch
April 6, 2018 18,690 18,689 37,379 823,534 April 6, 2021 57.4% 21,457 627,617
Morten Wierod
April 6, 2018 7,646 7,646 15,292 336,913 April 6, 2021 57.4% 8,778 256,757
Total 3,260,274 2,484,642
(1) Actual achievement level of the TSR measure was 114.8 percent.
(2) Actual achievement level of the EPS measure was zero percent.
(3) Valued at CHF 22.03, the grant fair value of the ABB share on the day of grant.
(4) At the time of disclosure Morten Wierod was not member of the EC.
(5) Valued at CHF 29.25, the closing price of the ABB share on the day of vesting.
LTIP vesting outcomes

in the last five years
The historical vesting percentages for the prior five years

are shown in Compensation Exhibit 30 below.

Over
the last five years vesting has averaged at 75.6 percent

of target and 47.8 percent of the maximum award.
Compensation Exhibit 30: LTIP historical actual vesting percentages (1)
(1) Average

of relevant

performance

measures.

115%
105%
113%
114%
115%
108%
107%
105%
109%
0 1,000,000 2,000,000 3,000,000 4,000,000 5,000,000 6,000,000
Björn Rosengren
Timo Ihamuotila
Carolina Granat
Maria Varsellona
Theodor Swedjemark
Sami Atiya
Tarak Mehta
Peter Terwiesch
Morten Wierod
Target total compensation Realized total compensation
Realized total compensation - 2021
In the 2020 Compensation Report, ABB started to disclose

the realized total compensation for each EC
member. Realized compensation

means that the AIP award and the LTIP

award are disclosed at the end of
their respective performance cycles, reflecting actual

payment and settlement, based on achievements of the
plan specific performance measures. Such transparency

on realized compensation is designed to aid
stakeholder’s understanding of ABB's link between pay and performance.

The following Exhibit 31 sets out a high-level comparison

of realized and target total compensation for each
EC member. Note that the

higher percentages relating to the CEO and Corporate

Officers (except for the
CFO) are driven by the fact that they were not an EC

member in 2018, and therefore did not receive an LTIP
grant in 2018, for which the vesting level in 2021 was 57.4 percent.

A detailed summary table is specified in
in Exhibit 44 in the section “Compensation tables and share

ownership tables“.

Compensation Exhibit 31: Realized total compensation

compared to target total compensation
Other compensation - 2021
Members of the EC are eligible to participate in the Employee

Share Acquisition Plan (ESAP), a savings plan
based on stock options, which is open to employees around

the world. Five members of the EC participated
in the 18th annual launch of the plan in 2021. EC members

who participated will, upon vesting, each be
entitled to acquire up to 330 ABB shares at CHF 30.32

per share, the market share price at the start of the
2021 launch.

For a more detailed description of the ESAP,

please refer to “Note 18 – Share
‑
based payment arrangements”
in our Consolidated Financial Statements.
In 2021, ABB did not pay any fees or compensation to

the members of the EC for services rendered to ABB
other than those disclosed in this Compensation Report.

Except as disclosed in the section titled “Executive
Committee – Business relationships between ABB and its EC

members” in the Corporate Governance
Report, ABB did not pay any additional fees or compensation

in 2021 to persons closely linked to a member
of the EC for services rendered to ABB.

Shareholding of EC members
Three out of nine EC members have achieved or exceeded their share ownership requirement. Two
members are close to achieving their requirement, and a further three members have been newly appointed
to the EC in the last two years.
When considering the number of granted, but unvested shares

of current EC members as per December 31,
2021, it is expected that the majority of these members

will meet or exceed their share ownership
requirement.
Compensation Exhibit 32: EC shareholding compared

to share ownership guideline*
*
Based on share

price of CHF

26.59, the

2021 LTIP

reference

price,

and shares

held at December

31, 2021.

Future allocation

of granted,
but unvested

shares is

based on

target achievement

level and

relevant

plan specific

settlement:

default settlement

of the final

2019 LTIP
award is 65

percent in

shares (recipients

may elect

to receive

100 percent

of the vested

LTIP

award in shares),

default settlement

of the
final 2020

LTIP

and 2021 LTIP

awards

is 100 percent

in shares.

Default settlement

of replacement

shares is

65 percent

in shares
(recipients

may elect

to receive

100 percent

of the vested

award in

shares).
The EC members collectively owned less than 1 percent

of ABB’s total shares outstanding at December

31,
2021.
At December 31, 2021, EC members held ABB shares and conditional rights to receive shares, as shown in
Compensation Exhibit 42 in the section “Compensation

tables and share ownership tables” below.

Their
holdings at December 31, 2020, are shown in Compensation

Exhibit 43 in the same section.
As previously communicated, as from 2020, grants under the

Management Incentive Plan (MIP), a stock
option plan without performance conditions, have been

discontinued, and no further grants were made. Any
MIP instruments held by EC members were awarded prior to

their appointment as EC members. For a more
detailed description of MIP,

please refer to “Note 18 – Share-based payment arrangements”

in our
Consolidated Financial Statements.
Except as described in Compensation Exhibits 42 and

43, no member of the EC and no person closely

linked
to a member of the EC held any shares of ABB or options

on ABB shares at December 31, 2021 and 2020.

Changes applicable to EC members
Terms of appointment for new EC members
The new Chief Human Resources Officer (CHRO),

Carolina Granat, was appointed to the EC effective

from
January 1, 2021 with an annual base salary of CHF 700,000,

a target short-term and long-term incentive of
100 percent of annual base salary.

This represents a reduction in total target direct

compensation (TTDC)
compared to the prior CHRO incumbent. Carolina Granat

is eligible for standard EC benefits and, where
appropriate legacy relocation benefits.
Terms of departure for EC members
The General Counsel & Company Secretary,

Maria Varsellona,

has resigned from ABB and will depart on
March 31, 2022. She will be entitled to receive compensation and benefits up to the point of her departure.
This includes a contractually agreed pro-rata short-term

incentive payment of CHF 181,985 for the period
January 1 to March 31, 2022. All her unvested LTIP

share grants and the unvested second tranche of her
replacement share grant were forfeited.
Compensation of former EC members
In 2021, certain former EC members received contractual compensation for the period after leaving the EC,
as shown in Compensation Exhibit 38, footnotes (5)

and (6).
Votes on compensation at the 2022 AGM
As illustrated in Compensation Exhibit 33, the Board’s

proposals to shareholders at the 2022 AGM will relate
to Board compensation for the 2022–2023 term of office

and EC compensation for the calendar year 2023.
There will also be a non-binding vote on the 2021 Compensation

Report.

2021
2022
2023
Board Compensation
EC Compensation
Compensation Report
Binding vote on maximum aggregate Board compensation for 2022–2023 term of office
Binding vote on maximum aggregate EC compensation for 2023
Non-binding vote on 2021 Compensation Report
March AGM
March AGM
March AGM
Compensation period
Date of vote

Compensation Exhibit 33: Shareholders will have three

separate votes on compensation at the 2022

AGM
In determining the proposed maximum aggregate EC compensation,

the Board takes into consideration the
criteria illustrated in Compensation Exhibit 34. Given the

variable nature of a major portion of the
compensation components, the proposed maximum aggregate

EC compensation will almost normally be
higher than the actual compensation paid or awarded, as

it must cover the potential maximum value of each
component of compensation.
It is important to note that the increase in maximum aggregate compensation for 2023 is mainly the result of
the associated cost related to the 2020 LTIP

vesting in 2023, influenced by:

a) the increased number of shares subject to vesting compared to prior years

(see Compensation Exhibit 34),
b) the current solid performance of the Company against its earnings per share targets and total
shareholder return peer group and
c) the strong share price development since the time of grant with a reference price of
CHF 19.36,
rather than any structural increase to EC compensation.

Compensation Exhibit 34: Overview of key factors

affecting the determination of maximum aggregate

EC compensation

Compensation tables and share ownership tables
Compensation Exhibit 35: Board compensation

in 2021 and 2020
Paid in 2021 Paid in 2020
November
Board term
2021-2022
May
Board term

2020-2021
Total compensation paid in 2021
(3)
November
Board term
2020-2021
May
Board term
2019-2020
Total
compensation
paid in 2020
(3)
Name
Settled in
cash (1)
Settled in
shares -
number
of shares
received (2)
Settled in
cash (1)
Settled in
shares -
number
of shares
received (2)
Settled in
cash (1)
Settled in
shares -
number
of shares
received (2)
Settled in
cash (1)
Settled in
shares -
number
of shares
received (2)
CHF CHF
CHF
CHF CHF CHF
Peter Voser, Chairman (4) — 17,209 — 20,089 1,200,000 — 21,831 — 32,642 1,140,000
Jacob Wallenberg (5) 112,500 2,599 112,500 3,033 450,000 101,250 3,297 112,500 4,928 427,500
Matti Alahuhta (6) — — — 3,615 160,000 — 4,787 — 7,155 304,000
Gunnar Brock (7) 82,500 1,906 — 4,542 330,000 — 4,937 — 7,379 313,500
David Constable (8) 80,000 1,848 87,500 2,359 335,000 78,750 2,564 87,500 3,833 332,500
Frederico Curado (9) — 3,829 — 4,090 335,000 — 4,438 — 6,646 304,000
Lars Förberg (10) — 4,577 — 5,347 320,000 — 5,805 — 8,688 304,000
Jennifer Xin-Zhe Li (11) 87,500 1,866 80,000 1,993 335,000 72,000 2,163 80,000 3,239 304,000
Geraldine Matchett (12) 82,500 2,490 82,500 2,906 330,000 74,250 3,159 82,500 4,722 313,500
David Meline (13) 100,000 2,310 100,000 2,696 400,000 90,000 2,931 100,000 4,380 380,000
Satish Pai (14) 82,500 1,759 82,500 2,055 330,000 74,520 2,231 82,500 3,340 313,500
Total

627,500 40,393 545,000 52,725 4,525,000 490,770 58,143 545,000 86,952 4,436,500
(1) Represents gross amounts paid, prior to deductions for social security, withholding tax etc.
(2) Number of shares per Board member is calculated based on net amount due after deductions for social security, withholding tax etc.
(3) In addition to the Board remuneration stated in the above table, in 2021 and 2020 the Company paid CHF 231,287 and CHF 272,312, respectively, in related mandatory social security payments.

(4) Chairman of the ABB Ltd Board for the 2019-2020, 2020-2021 and 2021-2022 board terms and Chairman of the Governance and Nomination Committee for the 2021-2022
board term; is receiving 100 percent of his compensation in the form of ABB shares.
(5) Vice-Chairman of the ABB Ltd Board for the 2019-2020, 2020-2021 and 2021-2022 board terms; Chairman of the Governance and Nomination Committee for the 2019-2020
and 2020-2021 board terms and member of that committee for the 2021-2022 board term; is receiving 50 percent of his compensation in the form of ABB shares.
(6) Member of the Governance and Nomination Committee for the 2019-2020 and 2020-2021 board terms; received 100 percent of his compensation in the form of ABB shares for the 2019-2020 and 2020-2021 board terms. Did not stand for election in 2021.

(7) Member of the Finance, Audit and Compliance Committee for the 2019-2020, 2020-2021 board terms; received 100 percent of his compensation in the form of ABB shares for the 2019-2020 and 2020-2021 board term and is receiving 50 percent of his compensation in the form of ABB shares for the 2021-2022 board term.
(8) Chairman of the Compensation Committee for the 2019-2020, 2020-2021 board terms and member of that committee for the 2021-2022 board term; is receiving 50 percent of his compensation in the form of ABB shares.
(9) Member of the Compensation Committee for the 2019-2020, 2020-2021 and Chairman of the Compensation Committee for the 2021-2022 board term; is receiving 100 percent of his compensation in the form of ABB shares.
(10) Member of the Governance and Nomination Committee for the 2019-2020, 2020-2021 and 2021-2022 board terms; is receiving 100 percent of his compensation in the form of
ABB shares.
(11) Member of the Compensation Committee for the 2019-2020, 2020-2021 and 2021-2022 board terms and member of Governance and Nomination Committee for 2021-2022 board term; is receiving 50 percent of her compensation in the form of ABB shares.
(12) Member of the Finance, Audit and Compliance Committee for the 2019-2020, 2020-2021 and 2021-2022 board terms; is receiving 50 percent of her compensation in the form of ABB shares.
(13) Chairman of the Finance, Audit and Compliance Committee for 2019-2020, 2020-2021 and 2021-2022 board terms; is receiving 50 percent of his compensation in the form of
ABB shares.
(14) Member of the Finance, Audit and Compliance Committee for the 2019-2020, 2020-2021 and 2021-2022 board terms; is receiving 50 percent of his compensation in the form of ABB shares.

Compensation Exhibit 36: Board compensation for

the Board terms 2021-2022 and 2020-2021
Name Specific Board Roles
Board term
2021-2022
Board term
2020-2021
(1)
CHF CHF
Peter Voser
Chairman of the Board for 2020-2021 term,

Chairman of the Board and Chairman GNC for

2021-2022 term
1,200,000 1,140,000
Jacob Wallenberg
Vice-Chairman of the Board and Chairman GNC for 2020-2021

term,
Vice Chairman of the Board and Member GNC for 2021-2022

term
450,000 427,500
Matti Alahuhta Member GNC for 2020-2021 term n.a. 304,000
Gunnar Brock Member FACC for both the 2020-2021 and 2021-2022 terms 330,000 313,500
David Constable
Chairman CC for 2020-2021 term, Member CC

for the 2021-2022 term
320,000 332,500
Frederico Curado
Member CC for 2020-2021 term, Chairman CC for

the 2021-2022 term
350,000 304,000
Lars Förberg
Member GNC for both the 2020-2021 and 2021-2022

terms
320,000 304,000
Jennifer Xin-Zhe Li
Member CC for the 2020-2021 term,
Member CC and Member GNC for the 2021-2022

term
350,000 304,000
Geraldine Matchett Member FACC for both the 2020-2021 and 2021-2022 terms 330,000 313,500
David Meline Chairman of FACC for both the 2020-2021 and 2021-2022 terms 400,000 380,000
Satish Pai Member FACC for both the 2020-2021 and 2021-2022 terms 330,000 313,500
Total

4,380,000 4,436,500
(1)

This reflects a 10 percent COVID-19 related voluntary donation in Board fees for the first half of the 2020-2021 Board term.
Key:

CC: Compensation Committee
FACC: Finance, Audit and Compliance

Committee
GNC: Governance and Nomination Committee

Compensation Exhibit 37: Board ownership of ABB

shares
Total number of shares held
Name
December 31, 2021 December 31, 2020
Peter Voser

(1)
191,946 314,648
Jacob Wallenberg
239,878 234,246
Matti Alahuhta

(2)
n.a. 93,408
Gunnar Brock
33,399 26,951
David Constable
38,185 33,978
Frederico Curado
40,301 32,382
Lars Förberg
59,916 49,992
Jennifer Xin-Zhe Li
37,580 33,721
Geraldine Matchett
25,196 19,800
David Meline

(3)
37,780 33,774
Satish Pai
28,432 24,618
Total 732,613 897,518
(1) Includes 2,000 shares held by spouse.
(2) Matti Alahuhta did not stand for re-election at ABB's Annual General Meeting in March 2021.
(2) Includes 3,150 shares held by spouse.

Compensation Exhibit 38: EC compensation

in 2021
Cash Compensation
Estimated
value of
share-based
grants under
the LTIP in
2021
(4)
Estimated
value of
replacement
share-based
grant in 2021

2021 Total
compensation
(incl.
conditional
share-based
grants)
(5)(6)
Name Base salary
Short-term
incentive
(1)
Pension
benefits
Other
benefits
(2)
2021 Total
cash-based
compensation
(3)
CHF CHF CHF CHF CHF CHF CHF CHF
Björn Rosengren 1,700,012 2,465,000 744,770 807,000 5,716,782 2,530,828 — 8,247,610
Timo Ihamuotila 966,675 1,358,000 518,063 570,546 3,413,284 962,708 — 4,375,992
Carolina Granat (EC
member as of January 1,
2021) 700,000 980,000 417,382 399,334 2,496,716 694,744 — 3,191,460
Maria Varsellona 800,009 1,160,000 455,000 511,824 2,926,833 793,997 — 3,720,830
Theodor Swedjemark 500,004 725,000 274,535 263,567 1,763,106 397,012 — 2,160,118
Sami Atiya 800,009 1,160,000 482,662 481,598 2,924,269 793,997 — 3,718,266
Tarak Mehta 925,008 1,348,500 507,646 476,481 3,257,635 923,018 — 4,180,653
Peter Terwiesch 800,009 1,160,000 473,441 422,542 2,855,992 793,997 — 3,649,989
Morten Wierod 791,676 1,126,400 443,506 362,112 2,723,694 793,997 — 3,517,691
Total Executive Committee
members at December 31,
2021 7,983,402 11,482,900 4,317,005 4,295,004 28,078,311 8,684,298 — 36,762,609
Sylvia Hill (EC member until
December 31, 2020)

730,004 661,380 478,254 524,799 2,394,437 — — 2,394,437
Total departing Executive
Committee members 730,004 661,380 478,254 524,799 2,394,437 — — 2,394,437
Total 8,713,406 12,144,280 4,795,259 4,819,803 30,472,748 8,684,298 — 39,157,046
(1) Represents accrued short-term variable compensation for the year 2021, which will be paid in 2022, after the publication of ABB's financial results. Short-term variable compensation is linked to the objectives defined in each EC member's Annual Incentive Plan. Upon full achievement of these objectives, the short-term variable compensation of the EC members represents 100 percent of their respective base salary. Sylvia Hill received a short-term variable compensation payment in
December 2021 related to her termination period, in accordance with the contractual obligations of ABB.
(2) Other benefits mainly comprise payments related to social security, health insurance, children's education, transportation, tax advice and compensation for foregone dividends on replacement share grants and certain other items.
(3)
Prepared on an accrual basis.

(4) The estimated value of the share-based LTIP grants are based on the price of ABB shares on the grant date, adjusted for expected foregone dividends during the vesting period. On the day of vesting (April 26, 2024), the value of the share-based awards granted under the LTIP may vary from the above amounts due to changes in ABB's share price and the outcome of the performance factors.
(5) Payments totaling CHF 296,004 were made in 2021 on behalf of certain other former EC members, representing social security premium payments due on the LTIP
2018 vesting and tax advisory services for the period when they have been active EC members.
(6)
Ulrich Spiesshofer received non-compete payments for the period January 1, 2021 to April 30, 2021 and a vesting of the 2018 LTIP,

with related social security
payments, totaling to CHF 1,726,896.

Compensation Exhibit 39: EC compensation

in 2020
Cash Compensation
Estimated
value of share-
based grants
under the LTIP
in 2020 (5)
Estimated
value of
replacement
share-based
grant in 2020

2020 Total
compensation
(incl.
conditional
share-based
grants) (6) Name Base salary (1)
Short-term
incentive (1)(2)
Pension
benefits
Other
benefits (3)
2020 Total
cash-based
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
Total Executive
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
(2) Represents accrued short-term variable compensation for the year 2020, which was paid in 2021, after the publication of ABB's 2020 financial results. Short-term variable compensation is linked to the objectives defined in each EC member's Annual Incentive Plan. Upon full achievement of these objectives, the short-term variable compensation of the EC members represents 100 percent of their respective base salary. The short-term variable compensation of the former CEO, Ulrich Spiesshofer, corresponded to the contractually agreed average of the year 2017 and 2018 short-term variable compensation award. Peter Voser received his short-term variable compensation payment monthly at target achievement level. Diane de Saint Victor and Jean-Christophe Deslarzes received a pro-rata short-term variable compensation payment for their period of service as an EC member, in accordance with the contractual obligations of ABB.
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

Compensation Exhibit 40: LTIP grants in 2021
Name
Reference
number of shares
under the EPS
performance
factor of the 2021
launch
of the LTIP
(1)
Total estimated
value of share-
based grants
under the EPS
performance
factor of the 2021
launch of the
LTIP
(2)(3)
Reference
number of shares
under the TSR
performance
factor of the 2021
launch
of the LTIP
(1)
Total estimated
value of share-
based grants
under the TSR
performance
factor of the 2021
launch of the
LTIP
(2)(3)
Total number of
shares granted
under the 2021
launch
of the LTIP
(1)(2)
Total estimated
value of share-
based grants
under the LTIP in
2021
(2)(3)
CHF CHF CHF
Björn Rosengren 47,950 1,265,401 47,951 1,265,427 95,901 2,530,828
Timo Ihamuotila (4) 18,240 481,354 18,240 481,354 36,480 962,708
Carolina Granat (EC member as of
January 1, 2021) 13,163 347,372 13,163 347,372 26,326 694,744
Maria Varsellona 15,043 396,985 15,044 397,012 30,087 793,997
Theodor Swedjemark
(4)
7,522 198,506 7,522 198,506 15,044 397,012
Sami Atiya 15,043 396,985 15,044 397,012 30,087 793,997
Tarak Mehta (4) 17,488 461,509 17,488 461,509 34,976 923,018
Peter Terwiesch
(4)
15,043 396,985 15,044 397,012 30,087 793,997
Morten Wierod (4) 15,043 396,985 15,044 397,012 30,087 793,997
Total Executive Committee
members at December 31, 2021 164,535 4,342,082 164,540 4,342,216 329,075 8,684,298
(1) Vesting date April 26, 2024.
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
(4) In addition to the above awards, five members of the EC participated in the 18th launch of the ESAP in 2021, which will allow them to save over a 12-month period and, in November 2022, use their savings to acquire ABB shares under the ESAP. Each EC member who participated in ESAP will be entitled to acquire up to 330
ABB shares at an exercise price of CHF 30.32 per share.
Compensation Exhibit 41: LTIP grants in 2020
Name
Reference
number of shares
under the EPS
performance
factor of the 2020
launch
of the LTIP
(1)
Total estimated
value of share-
based grants
under the EPS
performance
factor of the 2020
launch of the
LTIP
(2)(3)
Reference
number of shares
under the TSR
performance
factor of the 2020
launch
of the LTIP
(1)
Total estimated
value of share-
based grants
under the TSR
performance
factor of the 2020
launch of the
LTIP
(2)(3)
Total number of
shares granted
under the 2020
launch
of the LTIP
(1)(2)
Total estimated
value of share-
based grants
under the LTIP in
2020
(2)(3)
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
Total Executive Committee
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

(4) In addition to the above awards, five members of the EC participated in the 17th launch of the ESAP in 2020, which allowed them to save over a 12-month period and, in November 2021, use their savings to acquire ABB shares under the ESAP. Each EC member who participated in ESAP was entitled to acquire up to 440 ABB shares at an exercise price of CHF 22.87 per share.

Compensation Exhibit 42: EC shareholding overview

at December 31, 2021
Total number
of shares

held at
December 31,
2021
Vested at
December
31, 2021 Unvested at December 31, 2021
Number of
vested
options held
under the
MIP
Number of
unvested
options
held under
the MIP
Reference
number of
shares
deliverable
under the
2019
performance
factors (EPS
and TSR) of
the LTIP (1)
Reference
number of
shares
deliverable
under the
2020
performance
factors (EPS
and TSR) of
the LTIP (1)
Reference
number of
shares
deliverable
under the
2021
performance
factors (EPS
and TSR) of
the LTIP (1)
Replacement
share grant
for foregone
benefits
from former
employer (2)
Replacement
share grant
for foregone
benefits
from former
employer (2)
Name
(vesting
2022)
(vesting
2022)
(vesting
2023)
(vesting
2024)
(vesting
2022)
(vesting
2023)
Björn Rosengren
10,000 — — — 131,715 95,901 130,150 18,904
Timo Ihamuotila
150,440 — — 49,071 49,071 36,480 — —
Carolina Granat (EC
member as of January 1,
2021) (3) 1,200 — — — — 26,326 — —
Maria Varsellona (4)
26,006 — — — — — — —
Theodor Swedjemark (3)(5)
1,360 — 148,750 — 6,209 15,044 — —
Sami Atiya
51,472 — — 49,587 41,323 30,087 — —
Tarak Mehta
118,056 — — 44,422 46,488 34,976 — —
Peter Terwiesch
100,440 — — 41,323 41,323 30,087 — —
Morten Wierod
51,912 — — 36,158 38,740 30,087 — —
Total Executive
Committee members at
December 31, 2021 510,886 — 148,750 220,561 354,869 298,988 130,150 18,904
(1)
The final LTIP 2019 award will be settled 65 percent in shares and 35 percent in cash. This applies to both performance factors (EPS and TSR). However, the participants have
the possibility to elect to receive 100 percent of the vested award in shares. The final LTIP 2020 and LTIP 2021 award will be settled 100 percent in shares, with an automatic sell-
to-cover in place for employees who are subject to withholding taxes.
(2)
It is expected that the replacement share grants will be settled 65 percent in shares and 35 percent in cash. However, the participants have the possibility to elect to receive 100 percent of the vested award in shares.
(3) This includes shares held by the spouse.
(4)
Unvested share grants were forfeited as a result of the resignation provided and removed from the shareholding overview.
(5)
In addition, his spouse holds unvested shares and options granted in connection with her role in the company.

Compensation Exhibit 43: EC shareholding overview

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
(1)
The final LTIP 2018 award and LTIP 2019 award will be settled 65 percent in shares and 35 percent in cash. This applies to both performance factors (EPS and TSR). However,

the
participants have the possibility to elect to receive 100 percent of the vested award in shares. The final LTIP 2020 award will be settled 100 percent in shares, with an automatic sell-to-
cover in place for employees who are subject to withholding taxes.
(2) It is expected that the replacement share grants will be settled 65 percent in shares and 35 percent in cash. However, the participants have the possibility to elect to receive 100 percent of the vested award in shares.
(3) In addition, his spouse held unvested shares and options granted in connection with her role in the company.

Compensation Exhibit 44: Targeted and realized EC total compensation in 2021
Target compensation (in CHF) Base salary
Pension
benefits
Other
benefits (1)
Target
short-term
incentive (2)
Grant fair
value of 2018
LTIP (3)
Target total
variable
compensation
Target total
compensation
Björn Rosengren 1,700,012 744,770 807,000 1,700,000 n.a. 1,700,000 4,951,782
Timo Ihamuotila
966,675 518,063 570,546 970,000 819,965 1,789,965 3,845,249
Carolina Granat (EC member as of
January 1, 2021) 700,000 417,382 399,334 700,000 n.a. 700,000 2,216,716
Maria Varsellona
800,009 455,000 511,824 800,000 n.a. 800,000 2,566,833
Theodor Swedjemark
500,004 274,535 263,567 500,000 n.a. 500,000 1,538,106
Sami Atiya
800,009 482,662 481,598 800,000 513,368 1,313,368 3,077,637
Tarak Mehta
925,008 507,646 476,481 930,000 766,494 1,696,494 3,605,629
Peter Terwiesch
800,009 473,441 422,542 800,000 823,534 1,623,534 3,319,526
Morten Wierod
791,676 443,506 362,112 800,000 336,913 1,136,913 2,734,207
Total 7,983,402 4,317,005 4,295,004 8,000,000 3,260,274 11,260,274 27,855,685
Realized compensation (in CHF) Base salary
Pension
benefits
Other
benefits (1)
Short-term
incentive
2021 (4)
Realized
value of 2018
LTIP (5)
Total variable
compensation
Total
compensation
Björn Rosengren 1,700,012 744,770 807,000 2,465,000 n.a. 2,465,000 5,716,782
Timo Ihamuotila
966,675 518,063 570,546 1,358,000 624,897 1,982,897 4,038,181
Carolina Granat (EC member as of
January 1, 2021) 700,000 417,382 399,334 980,000 n.a. 980,000 2,496,716
Maria Varsellona
800,009 455,000 511,824 1,160,000 n.a. 1,160,000 2,926,833
Theodor Swedjemark
500,004 274,535 263,567 725,000 n.a. 725,000 1,763,106
Sami Atiya
800,009 482,662 481,598 1,160,000 391,248 1,551,248 3,315,517
Tarak Mehta
925,008 507,646 476,481 1,348,500 584,123 1,932,623 3,841,758
Peter Terwiesch
800,009 473,441 422,542 1,160,000 627,617 1,787,617 3,483,609
Morten Wierod
791,676 443,506 362,112 1,126,400 256,757 1,383,157 2,980,451
Total 7,983,402 4,317,005 4,295,004 11,482,900 2,484,642 13,967,542 30,562,953
Realized achievement level Base salary
Pension
benefits
Other
benefits (1)
Short-term
incentive (4)
Realized
value of 2018
LTIP in % (5)
Total variable
compensation
Total
compensation
Björn Rosengren 100.0% 100.0% 100.0% 145.0% n.a. 145.0% 115.4%
Timo Ihamuotila
100.0% 100.0% 100.0% 140.0% 76.2% 110.8% 105.0%
Carolina Granat (EC member as of
January 1, 2021) 100.0% 100.0% 100.0% 140.0% n.a. 140.0% 112.6%
Maria Varsellona
100.0% 100.0% 100.0% 145.0% n.a. 145.0% 114.0%
Theodor Swedjemark
100.0% 100.0% 100.0% 145.0% n.a. 145.0% 114.6%
Sami Atiya
100.0% 100.0% 100.0% 145.0% 76.2% 118.1% 107.7%
Tarak Mehta
100.0% 100.0% 100.0% 145.0% 76.2% 113.9% 106.5%
Peter Terwiesch
100.0% 100.0% 100.0% 145.0% 76.2% 110.1% 104.9%
Morten Wierod
100.0% 100.0% 100.0% 140.8% 76.2% 121.7% 109.0%
Average 100.0% 100.0% 100.0% 143.4% 76.2% 127.7% 110.0%
(1) Other benefits comprise payments related to social security, health insurance, children's education, transportation, tax advice and certain other items.
(2) Target short-term incentive corresponds to 100 percent of the latest applicable annual base salary
(3) Represents the LTIP 2018 grant date fair value as per April 6, 2018, as disclosed in our annual report 2018.
(4) Represents accrued STI for the year 2021, which will be paid in 2022, after the publication of ABB's financial results. STI is linked to the objectives defined in each EC member's Annual Incentive Plan.
(5) Valued at CHF 29.25, the closing price of the ABB share on the day of vesting.

—
Employees
A breakdown of our employees by geographic region

is as follows:
December 31, 2021 2020 2019
Europe

50,000 49,200 68,400
The Americas

25,600 27,600 35,200
Asia, Middle East and Africa

28,800 28,800 40,800
Total 104,400 105,600 144,400
The proportion of our employees that are represented by

labor unions or are subject to collective bargaining
agreements varies based on the labor practices of each

country in which we operate.
Item 7.

Major Shareholders and Related Party Transactions
—
Major shareholders
At December 31, 2021, we had approximately 609,000

shareholders. Approximately 377,000 were U.S.
holders, of which approximately 420 were record holders.

Based on the share register, U.S.

holders
(including holders of ADSs) held approximately 12 percent

of the total share capital and voting rights as
registered in the Commercial Register on that date.
For information on major shareholders see “Item 6. Directors,

Senior Management and Employees—
Shareholders—Significant shareholders”.
—
Related party transactions
Affiliates and associates
In the normal course of our business, we purchase products

from, sell products to and engage in other
transactions with entities in which we hold an equity interest.

The amounts involved in these transactions are
not material to ABB Ltd. Our most significant equity method

investment is in Hitachi Energy Ltd (see “Note 4 -
Acquisitions, divestments and equity-accounted companies”

for details). Also, in the normal course of our
business, we engage in transactions with businesses that we

have divested. We believe that the terms of the
transactions we conduct with these companies are negotiated

on an arm’s length basis.
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

Item 8.

Financial Information
—
Consolidated Statements and other financial information
See “Item 18. Financial Statements”.
—
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

Orders for Units 1 and 2 at Kusile. ABB
continues to cooperate fully with the authorities in their

review of the Kusile project and is in discussions with
them regarding a coordinated resolution.

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
Liabilities recognized
At December 31, 2021 and 2020, we had aggregate liabilities of

$104 million and $100 million, respectively,
included in “Other provisions” and “Other non-current liabilities”, for the above regulatory,

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

—

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
its subsidiaries.
At December 31, 2021, the total unconsolidated stockholders’

equity of ABB Ltd was CHF 6,837 million,
including CHF 246 million representing share capital,

CHF 9,443 million representing reserves and
CHF 2,853 million representing a reduction of equity for

own shares (treasury stock). Of the reserves,
CHF 2,853 million relating to own shares and CHF 49

million representing 20 percent of share capital, are
restricted and not available for distribution.
With respect to the years ended December 31, 2017,

2018, 2019 and 2020, ABB Ltd paid a dividend of
CHF 0.78 (USD 0.81) per share,

CHF 0.80 (USD 0.79) per share, CHF 0.80 (USD

0.82) per share and
CHF 0.80 (USD 0.86) per share,

respectively.

The USD amounts for each of the foregoing dividend

payments
made in CHF have been translated using the average rates

of the months in which the dividends were paid.
With respect to the year ended December 31, 2021, ABB

Ltd’s Board of Directors has proposed to pay

a
dividend of CHF 0.82 per share to shareholders. The distribution is subject to approval by shareholders at
ABB Ltd’s 2022 Annual General Meeting (AGM).
For further information on dividends and dividend policy

see “Item 6. Directors, Senior Management and
Employees—Shareholders—Shareholders’ rights—Shareholders’

dividend rights”.
—
Significant changes
Except as otherwise described in this Annual Report, there has been no significant change in our financial
position since December 31, 2021.
Item 9.

The Offer and Listing
—
Markets
The shares of ABB Ltd. are principally traded on the SIX

Swiss Exchange (under the symbol “ABBN”) and on
the NASDAQ OMX Stockholm Exchange (under the symbol “ABB”).

ADSs of ABB Ltd. have been traded on
the New York

Stock Exchange under the symbol “ABB” since April

6, 2001. ABB Ltd.’s ADSs are issued
under the Amended and Restated Deposit Agreement,

dated May 7, 2001, as amended from time to time,
with Citibank, N.A. as depositary.

Each ADS represents one share.

There were no suspensions in the trading of our shares

in 2021, 2020 and 2019.

Item 10.

Additional Information
—
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

Canton of Zurich (Switzerland) and Swiss statutory

law.
Other than as disclosed below,

the information called for by this Item is set forth

in Exhibit 2.4 to this Annual
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
Employees—Shares” and “Item 8. Financial Information—Dividends

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
CHF 48,000 may require, in the form of a written request

,

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
A resolution passed with a qualified majority (at least two

-thirds) of the shares represented at a shareholders’
meeting is required for:
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

At shareholders’

meetings, shareholders can be represented by their

legal representative, another
shareholder with the right to vote, or the independent

proxy elected by the shareholders (
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
Only shareholders registered in ABB Ltd’s share

register with the right to vote are entitled to participate

at
shareholders’ meetings. For practical reasons, shareholders

must be registered in the share register with the
right to vote no later than 6 business days prior to a shareholders

’

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
Employees—Board of Directors—Board governance”.
Auditors
The auditors are elected by the shareholders at the Annual

General Meeting. Pursuant to ABB Ltd’s

Articles
of Incorporation, their term of office is one year.
KPMG AG, Zurich, Switzerland, assumed the sole auditing

mandate of the consolidated financial statements
of the ABB Group beginning in the year ended December

31, 2018. The auditor in charge and responsible for
the mandate, Hans-Dieter Krauss, began serving in this

capacity in respect of the financial year ended
December 31, 2018.
See “Item 16C. Principal Accountant Fees and Services

”

for information regarding the fees paid to
KPMG AG.
—
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
“Item 5. Operating and Financial Review and Prospects

—Liquidity and Capital Resources—Credit Facility”
and “Note 12 - Debt” to our Consolidated Financial Statements.

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

Inc., ABB and Deutsche Bank
Trust Company Americas (the “2012 Indenture

”). The notes due in 2017 were repaid at maturity.

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
—
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

—
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
holder of an ADS and ABB.
Distributions
In general, for U.S. federal income tax purposes, the gross

amount of distributions (other than certain
distributions, if any,

of shares distributed to all shareholders of ABB, including

holders of ADSs) made to you
with respect to shares or ADSs, including the amount

of any Swiss taxes withheld from the distribution, will
constitute dividends and be includible in gross income

in the year received to the extent of ABB’s

current and
accumulated earnings and profits (as determined under

U.S. federal income tax principles).
Non-corporate U.S. holders generally will be taxed on such

distributions at the lower rates applicable to
long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) with respect to
distributions during 2021, provided that the U.S. holder

meets certain holding period and other requirements
and provided that such distributions constitute “qualified

dividends” for U.S. federal income tax purposes.
Distributions treated as dividends will not be treated

as “qualified dividends” if we were to be treated as a
“passive foreign investment company” (PFIC) for U.S.

federal income tax purposes in the year that the
dividend is paid or in the year prior to the year that the

dividend is paid. Based on certain estimates of its
gross income and gross assets and the nature of its business,

ABB believes that it will not be classified as a
PFIC for the taxable year ended December 31, 2021 and

does not expect to be classified as a PFIC for the
taxable year ending December 31, 2022. ABB’s

status in the current year and in future years will

depend on
its assets and activities in those years. ABB has no reason

to believe that its assets or activities will change

in
a manner that would cause it to be classified as a

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

U.S. dollars at that
time. If dividends paid in Swiss francs are converted

into U.S. dollars on the day they are includible in
income, then you generally should not be required to recognize foreign currency gain or loss with respect to
the conversion. However, any

gains or losses resulting from the conversion of Swiss

francs between the time
of the receipt of dividends paid in Swiss francs and the time the Swiss francs are converted into U.S. dollars
will be treated as ordinary income or loss to you. The amount of any distribution of property other than cash
will be the fair market value of the property on the date

of distribution.
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

Taxation

—Obtaining a Refund of Swiss
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

then the gain or
loss, if any, recognized

by you generally will be treated as U.S. source

income or loss, for U.S. foreign tax
credit purposes.
If you are a U.S. holder and you receive any foreign currency on the disposition of shares or ADSs, the
amount realized will be the U.S. dollar value of the payment received, translated at the spot rate of exchange
on the date of taxable disposition. If the shares are treated as traded on an established securities market, a
cash basis U.S. holder and an accrual basis U.S. holder

who has made a special election (which must be
applied consistently from year to year and cannot be changed without the consent of the U.S. Internal
Revenue Service) will determine the U.S. dollar value of the amount realized in foreign currency by
translating the amount received at the spot rate of exchange on the settlement date of the disposition. An
accrual basis U.S. holder that does not make the special election will recognize U.S. source ordinary income
or loss as a result of currency fluctuations between the trade date and the settlement date of the disposition
of the shares or ADSs.

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
—
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

Operations, where legally possible, to hedge their
exposures. Where local laws restrict our operating companies from entering into intercompany derivatives
with Corporate Treasury Operations, derivative

contracts are entered into locally with third-party

financial
institutions. The intercompany transactions have the eff

ect of transferring the operating companies’ currency
risk to Corporate Treasury Operations,

but create no additional market risks on a consolidated

basis.
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

At December 31, 2021 and 2020, the net fair value of financial instruments with exposure to foreign currency
rate movements was an asset of $2,048 million and $1,973

million, respectively.

The potential loss in fair
value of such financial instruments from a hypothetical

10 percent move in foreign exchange rates against
our position would be approximately $367 million and

$647 million for December 31, 2021 and 2020,
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

-related transaction exposures of the industrial
companies are not included in the quantitative analysis.

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
At December 31, 2021 and 2020, the net fair value of instruments subject to Interest Rate Risk was an asset
of $2,320 million and $2,095 million, respectively.

The potential loss in fair value for such instruments

from a
hypothetical 100 basis points parallel shift in interest rates against our position (or a multiple of 100 basis
points where 100 basis points is less than 10 percent

of the interest rate) would be approximately
$270 million and $395 million, for December 31, 2021

and 2020, respectively.
Equity Risk
Certain of our entities have equity investments that expose

us to equity price risk. At December 31, 2021 and
2020, the net fair value of equity risk sensitive instruments was an asset of $29 million and $21 million,
respectively. The potential

loss in fair value of such financial instruments from

a hypothetical 10 percent move
in the underlying equity prices against our position would

be approximately $13 million and $8 million, for
December 31, 2021 and 2020, respectively.
Commodity Risk
We enter into commodity derivatives to hedge certain

of our raw material exposures. At December 31, 2021
and 2020, the net fair value of commodity derivatives

was an asset of $1 million and $15 million, respectively.
The potential loss in fair value for such commodity hedging

derivatives from a hypothetical adverse
10 percent move against our position in the underlying

commodity prices would be approximately $11

million
for December 31, 2021 and 2020, respectively.

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

ADS holder.
Depositary fees are as follows:
Depositary Service
Fee
Issuance of ADSs Up to $5.00 per 100 ADSs (or fraction thereof) issued.
Cancellation of ADSs Up to $5.00 per 100 ADSs (or fraction thereof) cancelled.
Distribution of cash dividends or other cash
distribution Up to $5.00 per 100 ADSs (or fraction thereof) held.
Distribution of ADSs pursuant to (i) stock
dividends or other free stock distributions, or
(ii) an exercise of rights to purchase
additional ADSs Up to $5.00 per 100 ADSs (or fraction thereof) held.
Distribution of securities other than ADSs or
rights to purchase additional ADSs Up to $5.00 per 100 ADSs (or fraction thereof) held.
Depositary service fee Up to $5.00 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the Depositary.
Registration of ADS transfers Up to $5.00 per 100 ADSs (or fraction thereof) transferred.
Conversion of ADSs of one series for ADSs of
another series Up to $5.00 per 100 ADSs (or fraction thereof) converted.
Depositary Payments
In 2021, we received reimbursements from Citibank N.A.,

the Depositary Bank of our ADS program, of
approximately $6 million to help cover costs related to

our ADS program. Those costs, in addition to costs
associated with compliance with U.S. securities laws, include expenses such as listing fees, proxy expenses,
printing and distribution of reports, and other investor relations

-related activities.

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

(as defined in Rule 13a-15(e) of the Exchange Act) as

of
December 31, 2021, including

the effects of the COVID-19 pandemic. Based on

that evaluation,
management, including the Chief Executive Officer

and Chief Financial Officer,

has concluded that, as of
December 31, 2021, our disclosure controls and procedures

were effective.
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
Management conducted an assessment of the effectiveness

of internal control over financial reporting as of
December 31, 2021. In making this assessment, management

used the criteria established in Internal
Control—Integrated Framework issued by the Committee of

Sponsoring Organizations of the Treadway
Commission (2013 framework). Based on this assessment, management has concluded that internal control
over financial reporting was effective as of December

31, 2021.
Report of the independent registered public accounting firm
KPMG’s opinion on the effectiveness

of the ABB Group’s internal control over financial

reporting as of
December 31, 2021, is included in “Item 18. Financial

Statements”.
Changes in internal control over financial reporting
There have been no changes in our internal control over

financial reporting that occurred during the period
covered by this annual report that have materially affected,

or are reasonably likely to materially affect,

our
internal control over financial reporting.

Item 16.

[Reserved]
Item 16A.

Audit Committee Financial Expert
Our Board of Directors has determined that David Meline, Gunnar

Brock, Geraldine Matchett and Satish Pai,
who serve on our Finance, Audit and Compliance Committee (FACC)

,

are independent for purposes of
serving on the audit committee under Rule 10A-3 of the

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
Item 16C.

Principal Accountant Fees and Services
The aggregate fees for services rendered by
KPMG AG
,
Zurich, Switzerland

(PCAOB ID
3240
), along with
their respective affiliates for professional services

were as follows:

KPMG
($ in millions) 2021 2020
Audit Fees 34.5 40.6
Audit-Related Fees 13.0 2.7
Tax

Fees
0.5 0.8
Other Fees 0.1 —
Total 48.1 44.1
Audit Fees
Audit fees include the standard audit work performed

each fiscal year necessary to allow the auditor to issue
an opinion on our Consolidated Financial Statements (including the integrated audit of internal controls over
financial reporting) and to issue an opinion on the local

statutory financial statements of ABB Ltd and

its
subsidiaries. Audit fees also include services that can

be provided only by the ABB Group auditor such as
pre-issuance reviews of quarterly financial results (no

such reviews have been performed) and comfort letters
delivered to underwriters in connection with debt and

equity offerings. Included in the 2021

audit fees were
approximately $4.7 million related to audits

from 2020 and earlier, which

were not agreed until after the
Company had filed its annual report on Form 20-F with

the SEC on February 26, 2021. Included in the 2020
audit fees were approximately $4.5 million related to audits from 2019 and earlier,

which were not agreed
until after the Company had filed its annual report on Form 20-F with the SEC on February 26, 2020.
Audit-Related Fees
These services consisting primarily of carve-out financial statement audits in relation to transactional
activities, service organization attestation procedures,

agreed-upon procedure reports, accounting
consultations, audits of pension and benefit plans, accounting advisory services and other attest services
related to financial reporting that are not required

by statute or regulation.
Tax Fees
Fees for tax services represent primarily income tax and

indirect tax compliance services as well as tax
advisory services.

All Other Fees
Fees for other services not included in the above three

categories.
Pre-Approval Procedures and Policies
In accordance with the requirements of the U.S. Sarbanes-Oxley

Act of 2002 and rules issued by the SEC,
we utilize a procedure for the review and pre-approval

of any services performed by KPMG. The procedure
requires that all proposed engagements of KPMG for

audit and permitted non-audit services are submitted

to
the FACC for approval prior

to the beginning of any such services. In accordance with

this policy, all services
performed by and fees paid to KPMG in 2021 and 2020

were approved by the FACC

.
Item 16D.

Exemptions from the Listing Standards for Audit Committees
None
Item 16E.

Purchase of Equity Securities by Issuer and

Affiliated Purchasers
The following table sets out certain information about purchases of our own shares made by us or on our
behalf or by affiliated purchasers:
Total number Maximum number
Total number Average price of shares purchased of shares that may of shares paid per share as part of publicly yet be purchased
2021
purchased
(1)
(in USD) announced program
(2)(3)
under the program
January 1-31 3,219,779 29.74 1,950,000 69,220,641
February 1-28 26,489,546 29.42 13,338,000 55,882,641
March 1-31 12,425,892 30.08 4,503,230 —
April 1-30 5,853,000 32.45 4,203,000 132,497,000
May 1-31 5,737,000 33.44 4,787,000 127,710,000
June 1-30 7,044,100 34.37 5,944,100 121,765,900
July 1-31 3,950,000 35.26 2,850,000 118,915,900
August 1-31 2,203,500 37.30 1,103,500 117,812,400
September 1-30 8,055,000 35.28 6,955,000 110,857,400
October 1-31 13,450,000 33.27 12,400,000 98,457,400
November 1-30 13,450,000 34.79 12,350,000 86,107,400
December 1-31 9,210,000 36.47 8,035,000 78,072,400
Total 111,087,817 78,418,830
(1)

In 2021, approximately

33 million

shares were

bought outside

of the publicly

announced

program.

These share

purchases

were made
through open

-market transactions.

(2)

In July 2020,

ABB announced

it initially

intends to

buy 10 percent

of its issued

share capital

(which at

the time

represented

a maximum

of
180 million

shares, in

addition

to those

already held

in treasury)

through the

share buyba

ck program

that started

in July

2020. The

share
buyback program

was executed

on a second

trading li

ne on the

SIX Swiss

Exchange and

ran until

ABB’s Annual

General Meeting

(AGM) in
March 2021.

At the March

2021 AGM,

shareholder

s

approved the

cancellation

of 115

million

of the shares

purchased

through this

initial
program and

the cancellation

was completed

in the second

quarter of

2021.
(3)

In March 2021,

ABB announced

a follow-up

share buyback

program of

up to $4.3

billion (which

at the time

represented

a maximum

of
approximately

137 million

shares).

This buyback

program,

which was

launched

in April

2021, is

being executed

on a second

trading line

on
the SIX Swiss

Exchange and

is planned

to run until

ABB’s AGM

in March

2022. At

the March

2022 AGM,

ABB intends

to request
shareholder

approval

to cancel

the shares

purchased

through

this follow

-up share

buyback

program as

well as those

shares purchased
under the

initial share

buyback program

that were no

t

proposed

for cancellation

at the AGM

in March

2021.
Item 16F.

Change in Registrant’s Certifying

Accountant
Not applicable.

Item 16G.

Corporate Governance
See “Item 6. Directors, Senior Management and Employees—Other

governance information—Governance
differences from NYSE Standards”

for significant ways in which ABB’s corporate

governance practices differ
from the New York

Stock Exchange’s standards.
Item 16H.

Mine Safety Disclosure
Not applicable.
Item 16I.

Disclosure Regarding Foreign Jurisdictions that Prevent

Inspections
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

Item 19.

Exhibits
1.1
Articles of Incorporation of ABB Ltd

as amended to date.

2.1
Form of Amendment No. 1 to the Amended and Restated Deposit Agreement, by and among ABB
Ltd, Citibank, N.A., as Depositary, and the holders and beneficial owners from time to time of the
American Depositary Shares issued thereunder (including as an exhibit the form of American
Depositary Receipt). Included as Exhibit (a)(i) to Form F-6 (File No. 333-253576) filed by ABB Ltd on February 26, 2021.
2.2
Form of Amended and Restated Deposit Agreement, by and among ABB Ltd, Citibank, N.A., as
Depositary, and the holders and beneficial owners from time to time of the American Depositary
Shares issued thereunder (including as an exhibit the form of American Depositary Receipt).
Incorporated by reference to Exhibit (a) to Form F-6EF (File No. 333-147488) filed by ABB Ltd on
November 19, 2007.
2.3
Form of American Depositary Receipt (included in Exhibit 2.1).
2.4
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
Incorporated by reference to Exhibit 4.2 to the Form 6-K filed by ABB Ltd on April 3, 2018.
4.6
Sale and Purchase Agreement dated December 17, 2018, between ABB Ltd (the Seller) and
Hitachi Ltd (the Purchaser) for the sale and purchase of 80.1% of the shares in ABB Management
Holding AG (or such other entity as agreed between the Seller and the Purchaser)
. Incorporated by
reference to Exhibit 4.6 to the Form 20-F filed by ABB

Ltd on March 28, 2019.
8.1
Subsidiaries of ABB Ltd

as of December 31, 2021.
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
ABB LTD
By: /s/ T
IMO
I
HAMUOTILA
Date: February 24, 2022 Name: Timo Ihamuotila
Title: Executive Vice President and
Chief Financial Officer
By: /s/ R
ICHARD
A. B
ROWN
Date: February 24, 2022 Name: Richard A. Brown
Title: Group Senior Vice President and
Chief Counsel Corporate & Finance

—
Index to Consolidated Financial Statements and Schedules
Consolidated Financial Statements:
Report of management on internal control over financial reporting F-2
Reports of Independent Registered Public Accounting

Firm
F-3
Consolidated Income Statements for the years ended

December 31, 2021, 2020 and 2019
F-6
Consolidated Statements of Comprehensive Income for

the years ended December 31, 2021,
2020 and 2019 F-7
Consolidated Balance Sheets as of December 31, 2021 and 2020 F-8
Consolidated Statements of Cash Flows for the years

ended December 31, 2021, 2020 and 2019
F-9
Consolidated Statements of Changes in Stockholders’

Equity for the years ended December 31,
2021, 2020 and 2019 F-10
Notes to the Consolidated Financial Statements F-11

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

(2013 framework). Based on this assessment, management

has
concluded that ABB’s internal control over financial reporting was effective as of December 31, 2021.
KPMG AG, the independent

registered public accounting firm who audited the Company’s

consolidated
financial statements included in this Form 20-F,

has issued an opinion on the effectiveness

of ABB’s internal
control over financial reporting as of December 31, 2021, which is included on page F-5 of this Annual
Report.
/s/ B
JÖRN
R
OSENGREN
Chief Executive Officer
/s/ T
IMO
I
HAMUOTILA
Chief Financial Officer
Zurich, February 24, 2022

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of ABB Ltd
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated

balance sheets of ABB Ltd and its subsidiaries (the
Company) as of December 31, 2021 and 2020, the related consolidated income statements, statements of
comprehensive income, cash flows and changes in stockholders’

equity for each of the years in the three-
year period ended December 31, 2021, and the related

notes (collectively,

the consolidated financial
statements). In our opinion, the consolidated financial

statements present fairly,

in all material respects, the
financial position of the Company as of December 31,

2021 and 2020, and the results of its operations and

its
cash flows for each of the years in the three-year

period ended December 31, 2021, in conformity with

U.S.
generally accepted accounting principles.
We also have audited, in accordance with the standards

of the Public Company Accounting Oversight Board
(United States) (PCAOB), the Company’s internal

control over financial reporting as of December

31, 2021,
based on criteria established in Internal Control – Integrated

Framework (2013) issued by the Committee of
Sponsoring Organizations of the Treadway

Commission, and our report dated February 24, 2022,

expressed
an unqualified opinion on the effectiveness of the

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

As discussed in Note 2 to the consolidated financial statements,

revenues from the sale of customized
products, including long-term fixed price contracts for

integrated automation and electrification systems and
solutions are generally recognized on an over time basis

using the percentage of completion method of
accounting. For the year ended December 31, 2021,

the Company reported $23,745 million of revenue from
sales of products, a portion of which related to long-term

fixed price contracts.
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
Valuation of unrecognized

tax benefits related to transfer pricing
As discussed in Note 2 to the consolidated financial statements,

the Company operates across multiple tax
jurisdictions, is exposed to numerous tax laws and is regularly subject to tax audits by local tax authorities. As
discussed in Note 16, the Company reported total unrecognized tax benefits of $1,322 million, a portion of
which related to unrecognized tax benefits related to transfer pricing.
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

(3) the impact of new information or
changes in international tax practice and developments

on historical tax positions, and (4) developing an
independent expectation of the unrecognized tax benefits

estimate relating to current year tax positions in
connection with the Company’s intragroup charges

and intragroup sales of goods and services and
comparing the results to the Company’s assessment.
/s/ KPMG AG
We have served as the Company’s auditor

since 2018.
Zurich, Switzerland
February 24, 2022

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of ABB Ltd
Opinion on Internal Control Over Financial Reporting
We have audited ABB Ltd and its subsidiaries’ (the

Company) internal control over financial reporting as

of
December 31, 2021, based on criteria established in Internal

Control – Integrated Framework (2013) issued
by the Committee of Sponsoring Organizations of the Treadway

Commission (COSO). In our opinion the
Company maintained, in all material respects, effective

internal control over financial reporting as of
December 31, 2021, based on criteria established in Internal

Control – Integrated Framework (2013) issued
by COSO.
We also have audited, in accordance with the standards

of the Public Company Accounting Oversight Board
(United States) (PCAOB), the consolidated balance sheets

of the Company as of December 31, 2021 and
2020, the related consolidated income statements, statements of comprehensive income, cash flows and
changes in stockholders’ equity for each of the years in

the three-year period ended December 31, 2021, and
the related notes (collectively,

the consolidated financial statements), and our report

dated February 24,
2022, expressed an unqualified opinion on those consolidated financial statements.
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
February 24, 2022

―
ABB Ltd Consolidated Income Statements
Year ended December 31 ($ in millions, except per share data in $)
2021 2020 2019
Sales of products

23,745
21,214
22,554
Sales of services and other
5,200
4,920
5,424
Total revenues
28,945
26,134
27,978
Cost of sales of products

(16,364)
(15,229)
(15,811)
Cost of services and other
(3,114)
(3,027)
(3,261)
Total cost of sales
(19,478)
(18,256)
(19,072)
Gross profit
9,467
7,878
8,906
Selling, general and administrative expenses

(5,162)
(4,895)
(5,447)
Non-order related research and development expenses

(1,219)
(1,127)
(1,198)
Impairment of goodwill
—
(311)
—
Other income (expense), net

2,632
48
(323)
Income from operations
5,718
1,593
1,938
Interest and dividend income

51
51
67
Interest and other finance expense

(148)
(240)
(215)
Losses from extinguishment of debt
—
(162)
—
Non-operational pension (cost) credit
166
(401)
72
Income from continuing operations before taxes
5,787
841
1,862
Income tax expense
(1,057)
(496)
(772)
Income from continuing operations, net of tax
4,730
345
1,090
Income (loss) from discontinued operations, net of tax

(80)
4,860
438
Net income
4,650
5,205
1,528
Net income attributable to noncontrolling interests

(104)
(59)
(89)
Net income attributable to ABB
4,546
5,146
1,439
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax

4,625
294
1,043
Income (loss) from discontinued operations, net of tax

(79)
4,852
396
Net income

4,546
5,146
1,439
Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax

2.31
0.14
0.49
Income (loss) from discontinued operations, net of tax

(0.04)
2.30
0.19
Net income

2.27
2.44
0.67
Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax

2.29
0.14
0.49
Income (loss) from discontinued operations, net of tax

(0.04)
2.29
0.19
Net income

2.25
2.43
0.67
Weighted-average number of shares outstanding (in millions) used to compute:
Basic earnings per share attributable to ABB shareholders

2,001
2,111
2,133
Diluted earnings per share attributable to ABB shareholders

2,019
2,119
2,135
Due to rounding, numbers presented may not add to the

totals provided.
See accompanying Notes to the Consolidated Financial

Statements

―
ABB Ltd Consolidated Statements of Comprehensive Income
Year ended December 31 ($ in millions) 2021 2020 2019
Net income
4,650
5,205
1,528
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments:
Foreign currency translation adjustments

(521)
498
(130)
Changes attributable to divestments
(9)
519
(2)
Foreign currency translation adjustments
(530)
1,017
(132)
Available-for-sale securities:
Net unrealized gains (losses) arising during the year

(10)
24
14
Reclassification adjustments for net (gains) losses included in net income

(5)
(14)
—
Changes attributable to divestments
—
(3)
—
Unrealized gains (losses) on available-for-sale securities
(15)
7
14
Pension and other postretirement plans:
Prior service credits arising during the year

—
43
6
Net actuarial gains (losses) arising during the year

411
(200)
(220)
Amortization of prior service credit included in net income

(14)
(11)
(28)
Amortization of net actuarial loss included in net income

69
88
68
Net losses from settlements and curtailments included in net income

7
518
32
Changes attributable to divestments
(6)
151
—
Pension and other postretirement plan adjustments
467
589
(142)
Derivative instruments and hedges:
Net unrealized gains arising during the year

8
2
20
Reclassification adjustments for net (gains) losses included in net income

(13)
—
(9)
Changes in derivative instruments and hedges
(5)
2
11
Total other comprehensive income (loss), net of tax
(83)
1,615
(249)
Total comprehensive income, net of tax
4,567
6,820
1,279
Total

comprehensive income attributable to noncontrolling interests, net of tax
(108)
(86)
(83)
Total comprehensive income attributable to ABB, net of tax
4,459
6,734
1,196
Due to rounding, numbers presented may not add to the

totals provided.

See accompanying Notes to the Consolidated Financial

Statements

―
ABB Ltd Consolidated Balance Sheets
December 31 ($ in millions, except share data) 2021 2020
Cash and equivalents

4,159
3,278
Restricted cash
30
323
Marketable securities and short-term investments

1,170
2,108
Receivables, net

6,551
6,820
Contract assets
990
985
Inventories, net

4,880
4,469
Prepaid expenses

206
201
Other current assets

573
760
Current assets held for sale and in discontinued operations
136
282
Total current assets
18,695
19,226
Restricted cash, non-current

300
300
Property, plant and equipment, net

4,045
4,174
Operating lease right-of-use assets
895
969
Investments in equity-accounted companies

1,670
1,784
Prepaid pension and other employee benefits

892
360
Intangible assets, net

1,561
2,078
Goodwill

10,482
10,850
Deferred taxes

1,177
843
Other non-current assets

543
504
Total assets
40,260
41,088
Accounts payable, trade

4,921
4,571
Contract liabilities
1,894
1,903
Short-term debt and current maturities of long-term debt

1,384
1,293
Current operating leases
230
270
Provisions for warranties

1,005
1,035
Other provisions

1,386
1,519
Other current liabilities

4,367
4,181
Current liabilities held for sale and in discontinued operations
381
644
Total current liabilities
15,568
15,416
Long-term debt

4,177
4,828
Non-current operating leases
689
731
Pension and other employee benefits

1,025
1,231
Deferred taxes

685
661
Other non-current liabilities

2,116
2,025
Non-current liabilities held for sale and in discontinued operations
43
197
Total liabilities
24,303
25,089
Commitments and contingencies
nil nil
Stockholders’ equity:
Common stock, CHF
0.12

par value
(
2,053

million and
2,168

million shares issued at December 31, 2021 and 2020, respectively)
178
188
Additional paid-in capital
22
83
Retained earnings

22,477
22,946
Accumulated other comprehensive loss

(4,088)
(4,002)
Treasury stock, at cost
(
95

million and
137

million shares at December 31, 2021 and 2020, respectively)
(3,010)
(3,530)
Total ABB stockholders’ equity
15,579
15,685
Noncontrolling interests

378
314
Total stockholders’ equity
15,957
15,999
Total liabilities and stockholders’ equity
40,260
41,088
Due to rounding, numbers presented may not add to the

totals provided.

See accompanying Notes to the Consolidated Financial

Statements

―
ABB Ltd Consolidated Statements of Cash Flows
Year ended December 31 ($ in millions) 2021 2020 2019
Operating activities:
Net income

4,650
5,205
1,528
Loss (income) from discontinued operations, net of tax
80
(4,860)
(438)
Adjustments to reconcile net income to net cash provided

by operating activities:
Depreciation and amortization

893
915
961
Impairment of goodwill
—
311
—
Changes in fair values of investments
(123)
(99)
(5)
Pension and other employee benefits

(216)
50
(102)
Deferred taxes

(289)
(280)
(83)
Losses from extinguishment of debt
—
162
—
Loss (income) from equity-accounted companies
100
66
(8)
Net loss (gain) from derivatives and foreign exchange
49
(2)
1
Net gain from sale of property,

plant and equipment
(38)
(37)
(51)
Net loss (gain) from sale of businesses

(2,193)
2
(55)
Fair value adjustment on assets and liabilities held for sale
—
33
421
Other

117
57
102
Changes in operating assets and liabilities:
Trade receivables, net

(142)
(100)
(202)
Contract assets and liabilities
29
186
128
Inventories, net

(771)
196
(182)
Accounts payable, trade
659
(13)
130
Accrued liabilities

454
(92)
(76)
Provisions, net

(48)
243
(36)
Income taxes payable and receivable

117
(76)
(3)
Other assets and liabilities, net

10
8
(131)
Net cash provided by operating activities — continuing operations
3,338
1,875
1,899
Net cash provided by (used in) operating activities —

discontinued operations
(8)
(182)
426
Net cash provided by operating activities
3,330
1,693
2,325
Investing activities:
Purchases of investments
(1,528)
(5,933)
(748)
Purchases of property, plant and

equipment and intangible assets

(820)
(694)
(762)
Acquisition of businesses (net of cash acquired) and increases in cost- and equity-accounted companies

(241)
(121)
(22)
Proceeds from sales of investments
2,272
4,341
749
Proceeds from maturity of investments
81
11
80
Proceeds from sales of property,

plant and equipment

93
114
82
Proceeds from sales of businesses (net of transaction costs

and cash disposed) and
cost- and equity-accounted companies

2,958
(136)
69
Net cash from settlement of foreign currency derivatives
(121)
138
(76)
Other investing activities

(23)
8
(23)
Net cash provided by (used in) investing activities —

continuing operations
2,671
(2,272)
(651)
Net cash provided by (used in) investing activities —

discontinued operations
(364)
9,032
(164)
Net cash provided by (used in) investing activities
2,307
6,760
(815)
Financing activities:
Net changes in debt with maturities of 90 days or less

(83)
(587)
164
Increase in debt

1,400
343
2,406
Repayment of debt

(1,538)
(3,459)
(2,156)
Delivery of shares

826
412
10
Purchase of treasury stock

(3,708)
(3,048)
—
Dividends paid

(1,726)
(1,736)
(1,675)
Dividends paid to noncontrolling shareholders

(98)
(82)
(90)
Other financing activities

(41)
(49)
13
Net cash used in financing activities — continuing operations
(4,968)
(8,206)
(1,328)
Net cash provided by (used in) financing activities —

discontinued operations
—
31
(55)
Net cash used in financing activities
(4,968)
(8,175)
(1,383)
Effects of exchange rate changes on cash and equivalents

and restricted cash
(81)
79
(28)
Net change in cash and equivalents and restricted cash
588
357
99
Cash and equivalents and restricted cash, beginning

of period

3,901
3,544
3,445
Cash and equivalents and restricted cash, end of period

4,489
3,901
3,544
Supplementary disclosure of cash flow information:
Interest paid

132
189
284
Income taxes paid

1,292
905
1,005
Due to rounding, numbers presented may not add to the totals provided.
See accompanying Notes to the Consolidated Financial

Statements

―
ABB Ltd Consolidated Statements of Changes in Stockholders’ Equity
Accumulated
Additional other Total ABB Non- Total
Years ended December 31, 2021, 2020 and 2019
Common paid-in Retained comprehensive Treasury stockholders’ controlling stockholders’
($ in millions) stock capital earnings loss stock equity interests equity
Balance at January 1, 2019
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
Change in derivative instruments
and hedges, net of tax
11
11
11
Total comprehensive income
1,196
83
1,279
Changes in noncontrolling interests
(17)
(17)
12
(5)
Fair value adjustment to noncontrolling interests
recognized in business combination
—
(44)
(44)
Changes in noncontrolling interests
in connection with divestments
—
(55)
(55)
Dividends to noncontrolling shareholders
—
(122)
(122)
Dividends to shareholders
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
Change in derivative instruments
and hedges, net of tax
2
2
2
Total comprehensive income
6,734
86
6,820
Changes in noncontrolling interests
(16)
(16)
19
3
Changes in noncontrolling interests
in connection with divestments
—
(138)
(138)
Dividends to noncontrolling shareholders
—
(98)
(98)
Dividends to shareholders
(1,758)
(1,758)
(1,758)
Share-based payment arrangements
54
54
54
Purchase of treasury stock
(3,181)
(3,181)
(3,181)
Delivery of shares
(24)
436
412
412
Other
(3)
(3)
(3)
Balance at December 31, 2020
188
83
22,946
(4,002)
(3,530)
15,685
314
15,999
Comprehensive income:
Net income
4,546
4,546
104
4,650
Foreign currency translation

adjustments, net of tax
(534)
(534)
4
(530)
Effect of change in fair value of

available-for-sale securities, net of tax
(15)
(15)
(15)
Unrecognized income (expense)
related to pensions and other

postretirement plans, net of tax
467
467
467
Change in derivative instruments
and hedges, net of tax
(5)
(5)
(5)
Total comprehensive income
4,459
108
4,567
Changes in noncontrolling interests
(37)
(20)
(57)
55
(2)
Dividends to noncontrolling shareholders
—
(98)
(98)
Dividends to shareholders
(1,730)
(1,730)
(1,730)
Cancellation of treasury shares
(10)
(17)
(3,130)
3,157
—
—
Share-based payment arrangements
60
60
60
Purchase of treasury stock
(3,682)
(3,682)
(3,682)
Delivery of shares
(84)
(136)
1,046
826
826
Other
16
16
16
Balance at December 31, 2021
178
22
22,477
(4,088)
(3,010)
15,579
378
15,957
Due to rounding, numbers presented may not add to the totals provided.
See accompanying Notes to the Consolidated Financial Statements

—
Note 1
The Company
ABB Ltd and its subsidiaries (collectively,

the Company) together form a leading global technology

company,
connecting software to its electrification, robotics, automation and motion portfolio to drive performance to
new levels.
—
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

Reclassifications
Certain amounts reported for prior years in the Consolidated

Financial Statements and the accompanying
Notes have been reclassified to conform to the current

year’s presentation. These changes primarily relate to
the reallocation of certain real estate assets, previously

reported within Corporate and Other,

into the
operating segments which utilize the assets.
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
Foreign currency exchange gains and losses, such as

those resulting from foreign currency denominated
receivables or payables, are included in the determination

of earnings, except as they relate to intercompany
loans that are equity
‑
like in nature with no reasonable expectation of repayment,

which are recognized in
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
Operating cycle
A portion of the Company’s activities (primarily long
‑
term system integration activities) has an operating cycle
that exceeds
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
•

growth rates, discount rates and other assumptions used to

determine impairment of long
‑
lived
assets and in testing goodwill for impairment,
•

estimates to determine valuation allowances for deferred tax assets and amounts recorded for
unrecognized tax benefits,
•

assumptions used in determining inventory obsolescence

and net realizable value,

•

estimates and assumptions used in determining the initial

fair value of retained noncontrolling
interest and certain obligations in connection with divestments,
•

estimates and assumptions used in determining the fair

values of assets and liabilities assumed
in business combinations,
•

assumptions used in the determination of corporate costs

directly attributable to discontinued
operations,
•

estimates of loss contingencies associated with litigation or threatened litigation and other claims
and inquiries, environmental damages, product warranties, self ‑ insurance reserves, regulatory and other proceedings,
•

estimates used to record expected costs for employee severance in connection with restructuring
programs,
•

estimates related to credit losses expected to occur over

the remaining life of financial assets
such as trade and other receivables, loans and other instruments,

•

assumptions used in the calculation of pension and postretirement benefits and the fair value of
pension plan assets, and
•

assumptions and projections, principally related to future

material, labor and project
‑
related
overhead costs, used in determining the percentage ‑ of ‑ completion on projects where revenue is recognized over time,

as well as the amount of variable consideration the

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
Cash and equivalents that are subject to contractual restrictions or other legal obligations and are not readily
available are classified as “Restricted cash”.
Marketable securities and short
‑
term investments
Management determines the appropriate classification

of held
‑
to
‑
maturity and available
‑
for
‑
sale debt
securities at the time of purchase. Debt securities are

classified as held
‑ to ‑ maturity when the Company has
the positive intent and ability to hold the securities to maturity.

Held
‑
to
‑
maturity debt securities are carried at
amortized cost, adjusted for accretion of discounts or amortization of premiums to maturity computed under
the effective interest method. Such accretion or

amortization is included in “Interest and dividend income”.
Marketable debt securities not classified as held ‑ to ‑ maturity are classified as available ‑ for ‑ sale and reported at fair value.
Unrealized gains and losses on available
‑
for
‑
sale debt securities are excluded from the determination of
earnings and are instead recognized in the “Accumulated

other comprehensive loss” component of
stockholders’ equity,

net of tax, until realized. Realized gains and losses on available
‑
for
‑
sale debt securities
are computed based upon the historical cost of these

securities, using the specific identification method.
Marketable debt securities are classified as either “Cash

and equivalents” or “Marketable securities and
short
‑
term investments” according to their maturity at the time of acquisition.
Marketable equity securities are generally classified as

“Marketable securities and short
‑
term investments”,
however, any marketable securities

held as a long
‑
term investment rather than as an investment of excess
liquidity are classified as “Other non ‑
current assets”. Equity securities are measured at

fair value with fair
value changes reported in net income. Fair value changes for equity securities are generally reported in
“Interest and other finance expense”, however,

fair value changes for certain equity securities classified as long-term investments are reported in “Other income (expense)

,

net”.
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

In addition, equity securities without readily determinable

fair values

are remeasured if there is an observable
price change in an orderly transaction for the same investment,

or if a qualitative assessment indicates that
the investment is impaired and the fair value of the investment is less than its carrying amount. Similar to
other fair value changes as described above, depending

on the nature of the investment, this fair value
change is either recorded in “Other income (expense), net”

or “Interest and other finance expense”.
Accounts receivable and allowance for expected credit

losses
Accounts receivable are recorded at the invoiced amount.

The Company has a group
‑
wide policy on the
management of credit risk. The policy includes a credit assessment methodology to assess the
creditworthiness of customers and assign to those customers

a risk category.

Third
‑
party agencies’ ratings
are considered, if available. For customers where agency

ratings are not available, the customer’s most
recent financial statements, payment history and other relevant information are considered in the assignment
to a risk category. Customers

are assessed at least annually or more frequently when

information on
significant changes in the customer’s financial position

becomes known. In addition to the assignment to a
risk category, a credit

limit per customer is set.
The Company recognizes an allowance for credit losses

to present the net amount of receivables expected to
be collected at the balance sheet date. The allowance

is based on the credit losses expected to arise over
the asset’s contractual term taking into account

historical loss experience, customer-specific data as well

as
forward looking estimates. The Company’s accounts

receivable are first grouped by the individual legal entity
which generally has a geographic concentration of receivables,

resulting in different risk levels for different
entities. Receivables are then further subdivided within

the entity into pools based on similar risk
characteristics to estimate expected credit losses. Expected credit losses are estimated individually when the
related assets do not share similar risk characteristics.

Accounts receivable are written off when deemed

uncollectible and are recognized as a deduction from the
allowance for credit losses. Expected recoveries, which

are not to exceed the amount previously written off,
are considered in determining the allowance balance at the

balance sheet date.

The Company, in its

normal course of business, transfers receivables to third

parties, generally without
recourse. The transfer is accounted for as a sale when the Company has surrendered control over the
receivables. Control is deemed to have been surrendered

when (i) the transferred receivables have been put
presumptively beyond the reach of the Company and its

creditors, even in bankruptcy or other receivership,
(ii) the third
‑
party transferees have the right to pledge or exchange the

transferred receivables, and (iii) the
Company has relinquished effective control over

the transferred receivables and does not retain the

ability or
obligation to repurchase or redeem the transferred receivables.

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
Concentrations of credit risk
The Company sells a broad range of products, systems,

services and software to a wide range of industrial,
commercial and utility customers as well as various government agencies and quasi
‑
governmental agencies
throughout the world. Concentrations of credit risk with

respect to accounts receivable are limited, as the
Company’s customer base is comprised of a

large number of individual customers. Ongoing credit
evaluations of customers’ financial positions are performed to determine whether the use of credit support
instruments such as guarantees, letters of credit or credit

insurance are necessary; collateral is not generally
required. The Company maintains an allowance for credit

losses as discussed above in “Accounts receivable
and allowance for expected credit losses”. Such losses,

in the aggregate, are in line with the Company’s
expectations.

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

In addition, the Company has entered into
close
‑
out netting agreements with most derivative counterparties. Close
‑
out netting agreements provide for
the termination, valuation and net settlement of some

or all outstanding transactions between two
counterparties on the occurrence of one or more pre ‑ defined trigger events. Derivative instruments are presented on a gross basis in the Consolidated Financial

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
The Company generally recognizes revenues for the sale

of non
‑
customized products including circuit
breakers, modular substation packages, control products,

motors, generators, drives, robots, turbochargers,
measurement and analytical instrumentation, and other goods

which are manufactured on a standardized
basis at a point in time. Revenues are recognized at the point in time that the customer obtains control of the
goods, which is when it has taken title to the products

and assumed the risks and rewards of ownership of the
products specified in the purchase order or sales agreement.

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

including integrated
automation and electrification systems and solutions, on an

over time basis using the
percentage
‑
of
‑
completion method of accounting. These systems

are generally accounted for as a single
performance obligation as the Company is required to integrate equipment and services into one deliverable
for the customer. Revenues

are recognized as the systems are customized during the manufacturing

or
integration process and as control is transferred to the customer as evidenced by the Company’s right to
payment for work performed or by the customer’s ownership of the work in process. The Company principally
uses the cost
‑
to
‑
cost method to measure progress towards completion

on contracts. Under this method,
progress of contracts is measured by actual costs incurred

in relation to the Company’s best estimate of total
costs based on the Company’s history of manufacturing

or constructing similar assets for customers.
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
Billing terms for these over
‑
time contracts vary but are generally based on achieving specified milestones.
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

Revenues for these warranties are recorded over the
length of the warranty period based on their stand
‑
alone selling price.
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
The Company does not adjust the contract price for the

effects of a financing component if the Company
expects, at contract inception, that the time between contro

l

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

Inventories
Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first
‑
in,
first
‑
out method, the weighted
‑
average cost method, or the specific identification method.

Inventoried costs
are stated at acquisition cost or actual production cost, including direct material and labor and applicable
manufacturing overheads. Adjustments to reduce the cost

of inventory to its net realizable value are made, if
required, for decreases in sales prices, obsolescence or similar reductions in value.
Impairment of long
‑
lived assets
Long
‑
lived assets that are held and used are evaluated for impairment for each of the Company’s asset
groups when events or circumstances indicate that the

carrying amount of the long-lived asset or asset

group
may not be recoverable. If the asset group’s net

carrying value exceeds the asset group’s net

undiscounted
cash flows expected to be generated over its remaining useful life including net proceeds expected from
disposition of the asset group,

if any, the carrying amount

of the asset group is reduced to its estimated fair
value. The estimated fair value is determined using a market,

income and/or cost approach.
Property, plant

and equipment
Property, plant and

equipment is stated at cost, less accumulated depreciation

and is depreciated using the
straight
‑
line method. The estimated useful lives of the assets

are generally as follows:
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

A reporting unit is an operating segment or
one level below an operating segment. For the annual

impairment reviews

performed in 2021 and 2020,
respectively, the reporting

units were determined to be one level below the operating

segments.
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

The cost of acquired intangible assets with a finite life is amortized using a method of amortization that
reflects the pattern of intangible assets’ expected contributions to future cash flows. If that pattern cannot be
reliably determined, the straight
‑
line method is used. The amortization periods range from
3

to
5

years for
software and from
5

to
20

years for customer
‑
, technology
‑

and marketing
‑
related intangibles. Intangible
assets with a finite life are tested for impairment upon the occurrence of certain triggering events.
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
Leases
The Company leases primarily real estate, vehicles and machinery

.
The Company evaluates if a contract contains a lease

at inception of the contract. A contract is or contains

a
lease if it conveys the right to control the use of identified property,

plant, or equipment (an identified asset)
for a period of time in exchange for consideration. To

determine this, the Company assesses whether,
throughout the period of use, it has both the right to obtain substantially all of the economic benefits from the
use of the identified asset and the right to direct the use

of the identified asset. Leases are classified as either
finance or operating, with the classification determining

the pattern of expense recognition in the
Consolidated Income Statements. Lease expense for

operating leases is recorded on a straight-line basis
over the lease term. Lease expense for finance leases

is separated between amortization of right-of-use
assets and lease interest expense.

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
Assets under operating lease are included in “Operating lease right-of

-use assets”. Operating lease liabilities
are reported both as current and non-current operating lease liabilities. Right-of-use assets represent the
Company’s right to use an underlying asset for the

lease term and lease liabilities represent its obligation

to
make lease payments arising from the lease.

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
The Company operates in numerous tax jurisdictions

and, as a result, is regularly subject to audit by tax
authorities. The Company provides for tax contingencies

whenever it is deemed more likely than not that a
tax asset has been impaired or a tax liability has been

incurred. Contingency provisions are recorded based
on the technical merits of the Company’s filing position,

considering the applicable tax laws and Organisation
for Economic Co
‑
operation and Development (OECD) guidelines and are

based on its evaluations of the
facts and circumstances as of the end of each reporting period.
The Company applies a two
‑
step approach to recognize and measure uncertainty

in income taxes. The first
step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates
that it is more likely than not that the position will be sustained on audit, including resolution of related
appeals or litigation processes, if any.

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

weighted
‑ average number of shares
outstanding during the year.

Diluted earnings per share is calculated by dividing income

by the
weighted ‑
average number of shares outstanding during the year,

assuming that all potentially dilutive
securities were exercised, if dilutive. Potentially dilutive securities comprise outstanding written call options,
outstanding options and shares granted subject to certain conditions under the Company’s share
‑
based
payment arrangements. See further discussion related

to earnings per share in Note 20 and of potentially
dilutive securities in Note 18.
Share
‑
based payment arrangements
The Company has various share
‑
based payment arrangements for its employees, which are described more
fully in Note 18. Such arrangements are accounted for

under the fair value method. For awards that are
equity
‑
settled, total compensation is measured at grant date, based on the fair value of the award at that
date, and recorded in earnings over the period the employees are required to render service. For awards that
are cash
‑
settled, compensation is initially measured at grant date

and subsequently remeasured at each
reporting period, based on the fair value and vesting percentage of the award at each of those dates, with
changes in the liability recorded in earnings.
Fair value measures
The Company uses fair value measurement principles

to record certain financial assets and liabilities on a
recurring basis and, when necessary,

to record certain non
‑
financial assets at fair value on a non
‑
recurring
basis, as well as to determine fair value disclosures for certain financial instruments carried at amortized cost
in the financial statements. Financial assets and liabilities recorded at fair value on a recurring basis include
foreign currency, commodity

and interest rate derivatives, as well as cash
‑
settled call options and
available
‑
for
‑
sale securities. Non
‑
financial assets recorded at fair value on a non
‑
recurring basis include
long
‑
lived assets that are reduced to their estimated fair value

due to impairments.
Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly
transaction between market participants at the measurement

date. In determining fair value, the Company
uses various valuation techniques including the market

approach (using observable market data for identical
or similar assets and liabilities), the income approach (discounted cash flow models) and the cost approach
(using costs a market participant would incur to develop

a comparable asset). Inputs used to determine

the
fair value of assets and liabilities are defined by a three
‑
level hierarchy, depending

on the nature of those
inputs. The Company has categorized its financial assets and liabilities and non
‑
financial assets measured at
fair value within this hierarchy based on whether the inputs to the valuation technique are observable or
unobservable. An observable input is based on market

data obtained from independent sources, while an
unobservable input reflects the Company’s assumptions

about market data.

The levels of the fair value hierarchy are as follows:
Level 1:

Valuation inputs consist

of quoted prices in an active market for identical assets

or
liabilities (observable quoted prices). Assets and liabilities valued using Level 1 inputs
include exchange
‑
traded equity securities, listed derivatives which are actively traded
such as commodity futures, interest rate futures and certain actively traded debt
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
Level 2 unless the unobservable portion of the adjustment or the unobservable input to
the valuation model is significant, in which case the fair

value measurement would be
classified as Level 3. Assets and liabilities valued or disclosed using Level 2 inputs include
investments in certain funds, certain debt securities that are not actively traded, interest
rate swaps, cross-currency interest rate swaps, commodity

swaps, cash
‑
settled call
options, forward foreign exchange contracts, foreign exchange swaps and forward rate
agreements, time deposits, as well as financing receivables

and debt.
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
Whenever quoted prices involve bid
‑
ask spreads, the Company ordinarily determines fair values

based on
mid
‑
market quotes. However,

for the purpose of determining the fair value of cash
‑
settled call options serving
as hedges of the Company’s management

incentive plan (MIP), bid prices are used.
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
The Company generally provides for anticipated costs

for warranties when it delivers the related products.
Warranty costs include calculated costs arising

from imperfections in design, material and workmanship

in
the Company’s products. The Company makes

individual assessments on contracts with risks resulting

from
order
‑
specific conditions or guarantees and assessments

on an overall, statistical basis for similar products
sold in larger quantities.
The Company may have legal obligations to perform environmental clean
‑ up activities related to land and
buildings as a result of the normal operations of its business.

In some cases, the timing or the method of
settlement, or both, are conditional upon a future event

that may or may not be within the control of the
Company, but the underlying

obligation itself is unconditional and certain. The Company recognizes

a
provision for these obligations when it is probable that

a liability for the clean
‑
up activity has been incurred
and a reasonable estimate of its fair value can be made. In some cases, a portion of the costs expected to be
incurred to settle these matters may be recoverable. An asset is recorded when it is probable that such
amounts are recoverable. Provisions for environmental obligations are not discounted to their present value
when the timing of payments cannot be reasonably estimated.
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

in
‑ process research and development, order backlog and
capitalized software; these are amortized over their estimated useful lives. Such intangibles are subsequently
subject to evaluation for potential impairment if events or circumstances indicate the carrying amount may not
be recoverable. See “Goodwill and intangible assets” above.

Acquisition
‑
related costs are recognized
separately from the acquisition and expensed as incurred. Upon gaining control of an entity in which an
equity method or cost basis investment was held by the Company,

the carrying value of that investment is
adjusted to fair value with the related gain or loss recorded in income.

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
New accounting pronouncements
Applicable for current period
Simplifying the accounting for income taxes
In January 2021, the Company adopted a new accounting sta

ndard update, which enhances and simplifies
various aspects of the income tax accounting guidance

related to intraperiod tax allocations, ownership
changes in investments and certain aspects of interim

period tax accounting. Depending on the amendment,
the adoption was applied on either a retrospective, modified retrospective, or prospective basis. This update
does not have a significant impact on the Company’s

Consolidated Financial Statements.

Applicable for future periods
Facilitation of the effects of reference rate reform on

financial reporting
In March 2020, an accounting standard update was issued which provides temporary optional expedients and
exceptions to the current guidance on contract modifications and hedge accounting to ease the financial
reporting burdens related to the expected market transition

from the London Interbank Offered Rate (LIBOR)
and other interbank offered rates to alternative reference

rates. This update, along with clarifications outlined
in a subsequent update issued in January 2021, can be

adopted and applied no later than December 31,
2022, with early adoption permitted. The Company does

not expect this update to have a significant impact
on its Consolidated Financial Statements.
Business Combinations — Accounting for contract assets

and contract liabilities from contracts with
customers
In October 2021, an accounting standard update was issued

which provides guidance on the accounting for
revenue contracts acquired in a business combination.

The update requires contract assets and liabilities
acquired in a business combination to be recognized and

measured at the date of acquisition in accordance
with the principles for recognizing revenues from contracts

with customers.

This update is effective
prospectively for the Company for annual and interim reporting periods beginning January 1, 2023, with early
adoption permitted in any interim period. The Company

does not expect this update to have a significant
impact on its Consolidated Financial Statements.
Disclosures about government assistance
In November 2021, an accounting standard update was issued which requires entities to disclose certain
types of government assistance. Under the update, the Company is required to annually disclose (i) the type
of the assistance received, including any significant terms

and conditions, (ii) its related accounting policy,
and (iii) the effect such transactions have on its financial statements. The update is effective either
prospectively for all in-scope transactions at the date of adoption or retrospectively,

for annual periods
beginning January 1, 2022, with early adoption permitted. The

Company will adopt this update prospectively
as of January 1, 2022. The Company does not expect

this update to have a significant impact on its
Consolidated Financial Statements.

—
Note 3
Discontinued operations
Divestment of the Power Grids business
On July 1, 2020, the Company completed the sale of
80.1

percent of its Power Grids business to Hitachi Ltd
(Hitachi). The transaction was executed through the sale of
80.1

percent of the shares of Hitachi Energy Ltd,
formerly Hitachi ABB Power Grids Ltd (“Hitachi Energy”).

Cash consideration received at the closing date was
$
9,241

million net of cash disposed. Further,

for accounting purposes, the
19.9

percent ownership interest
retained by the Company was

deemed to have been both divested and reacquired at

its fair value on July 1,
2020. The Company also obtained a put option,

exercisable with three-months’ notice commencing in

April
2023 (to be effective from July 2023), allowing

the Company to require Hitachi to purchase the remaining
interest for fair value, subject to a minimum floor price

equivalent to a
10

percent discount compared to the
price paid for the initial
80.1

percent. The combined fair value of the retained investment

and the related put
option, which amounted to $
1,779

million, was recorded as an equity-method investment

and also accounted
for as part of the proceeds for the sale of the entire Power

Grids business (see Note 4).
In connection with the divestment, the Company recorded

liabilities in discontinued operations for estimated
future costs and other cash payments of $
487

million for various contractual items relating to the sale

of the
business,

including required future cost reimbursements payable to

Hitachi Energy,

costs to be incurred by
the Company for the direct benefit of Hitachi Energy and an amount due to Hitachi Ltd in connection with the
expected purchase price finalization of the closing debt and working capital balances. In October 2021, the
Company and Hitachi concluded an agreement to settle the various amounts owing by the Company.

The net
difference between the agreed amounts and the

amounts

initially estimated by the Company was recorded in
2021 in discontinued operations as an adjustment to “Net gain recognized on sale of the Power Grids
business”

in the table below.

During 2021 and 2020, total cash payments (including

the amounts paid under
the settlement agreement) of $
364

million and $
33

million, respectively,

were made in connection with these
liabilities. At December 31, 2021, the remaining amount

recorded was $
150

million.
As a result of the Power Grids sale, the Company recognized

an initial net gain of $
5,141

million, net of
transaction costs, for the sale of the entire Power Grids

business in Income from discontinued operations, net
of tax, in 2020. Included in the calculation of the net gain was a cumulative translation loss relating to the
Power Grids business of $
420

million which was reclassified from Accumulated other

comprehensive loss
(see Note 21). Certain amounts included in the net gain

were estimated or otherwise subject to change in
value and in 2021 the Company recorded adjustments,

including the agreed settlement amount referred to
above, reducing the total net gain by $
65

million. Certain remaining minor obligations relating to

the
divestment continue to be subject to uncertainty and will

be adjusted in future periods but these adjustments
are not expected to have a material impact on the Consolidated

Financial Statements.
In 2020, the Company recorded $
262

million in Income tax expense within discontinued operations in
connection with the reorganization of the legal entity structure of the Power Grids business required to
facilitate the sale.
Certain entities of the Power Grids business for which the legal process or other regulatory delays resulted

in
the Company not yet having transferred legal titles to Hitachi were accounted for as being sold from the initial
divestment date since control of the business as well as

all risks and rewards of the business were fully
transferred to Hitachi Energy.

At December 31, 2021, substantially all of these delayed

entities have been
legally transferred to Hitachi. The proceeds for these entities were included in the cash proceeds described
above and certain funds were placed in escrow pending completion of the transfer process. At December 31,
2021 and 2020, current restricted cash includes $
12

million and $
302

million, respectively,

relating to these
proceeds.

In connection with the divestment, the Company recognized liabilities in discontinued operations for certain
indemnities (see Note 15 for additional information) and

also recorded an initial liability of $
258

million
representing the fair value of the right granted to Hitachi

Energy for the use of the ABB brand for up to
8

years.
Upon closing of the sale, the Company entered into various

transition services agreements (TSAs). Pursuant
to these TSAs, the Company and Hitachi Energy provide to

each other, on an interim,

transitional basis,
various services. The services provided by the Company

primarily include finance, information technology,
human resources and certain other administrative services.

Under the current terms, the TSAs will continue
for up to
3

years, and can only be extended on an exceptional

basis for business-critical services for an
additional period which is reasonably necessary to avoid

a material adverse impact on the business. In 2021
and 2020, the Company recognized within its continuing

operations, general and administrative expenses
incurred to perform the TSAs, offset by $
173

million and $
91

million, respectively,

in TSA-related income for
such services that is reported in Other income (expense

), net.
Discontinued operations
As a result of the sale of the Power Grids business,

substantially all Power Grids-related assets and liabilities have been sold. As this divestment represented a strategic shift that would have a major effect on the
Company’s operations and financial results, the

results of operations for this business have been

presented
as discontinued operations and the assets and liabilities

are presented as held for sale and in discontinued
operations for all periods presented. Certain of the business contracts in the Power Grids business continue
to be executed by subsidiaries of the Company for the

benefit/risk of Hitachi Energy.

Assets and liabilities
relating to, as well as the net financial results of, these

contracts will continue to be included in discontinued
operations until they have been completed or otherwise transferred to Hitachi Energy.
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
Operating results of the discontinued operations are summarized as follows:
($ in millions) 2021 2020 2019
Total

revenues

—
4,008
9,037
Total

cost of sales

—
(3,058)
(6,983)
Gross profit
—
950
2,054
Expenses

(18)
(808)
(1,394)
Change to net gain recognized on sale of the Power Grids business
(65)
5,141
—
Income (loss) from operations
(83)
5,282
660
Net interest income (expense) and other finance expense

2
(5)
(61)
Non-operational pension (cost) credit
—
(94)
5
Income (loss) from discontinued operations before taxes
(81)
5,182
605
Income tax
1
(322)
(167)
Income (loss) from discontinued operations, net of tax

(80)
4,860
438
Of the total Income (loss) from discontinued operations

before taxes in the table above, $
(80)

million,
$
5,170

million and $
566

million in 2021, 2020 and 2019, respectively,

are attributable to the Company,

while
the remainder is attributable to noncontrolling interests.

Until the date of the divestment, Income (loss) from discontinued

operations before taxes excluded stranded
costs which were previously able to be allocated to the Power

Grids operating segment.

As a result,
$
40

million and $
225

million in 2020 and 2019, respectively,

of allocated overhead and other management
costs which were previously included in the measure of segment profit for the Power Grids operating
segment are now reported as part of Corporate and Other.

In the table above, Net interest income (expense)
and other finance expense in 2020 and 2019 includes $
20

million and $
44

million, respectively,

of interest
expense which has been recorded on an allocated basis

in accordance with the Company’s accounting policy
election until the divestment date.
Included in the reported Total

revenues of the Company for 2020 and 2019

are revenues for sales from the
Company’s operating segments to the Power Grids business

of $
108

million and $
213

million, respectively,
which represent intercompany transactions that, prior to Power Grids being classified as a discontinued
operation, were eliminated in the Company’s Consolidated

Financial Statements (see Note 23). Subsequent
to the divestment, sales to Hitachi Energy are reported

as third-party revenues.
In addition, the Company also has retained obligations

(primarily for environmental and taxes) related to other
businesses disposed or otherwise exited that qualified as

discontinued operations. Changes to these retained
obligations are also included in Income (loss) from discontinued

operations, net of tax, above.
The major components of assets and liabilities held for sale and in discontinued operations in the Company’s
Consolidated Balance Sheets are summarized as follows:
December 31, 2021 ($ in millions)

2021
(1)

2020
(1)
Receivables, net

131
280
Inventories, net

—
1
Other current assets

5
1
Current assets held for sale and in discontinued operations
136
282
Accounts payable, trade

71
188
Other liabilities

310
456
Current liabilities held for sale and in discontinued operations
381
644
Other non-current liabilities

43
197
Non-current liabilities held for sale and in discontinued operations
43
197
(1)

At December

31, 2021

and 2020,

the balances

reported

as held for

sale and

in discontinued

operations

pertain to

Power Grids

activities

and
other obligations

which will

remain with

the Company

until such

time as the

obligation

is settled

or the activities

are fully

wound down.
—
Note 4
Acquisitions, divestments and equity-accounted companies
Acquisition of controlling interests
Acquisitions of controlling interests were as follows:
($ in millions, except number of acquired businesses)
2021 2020 2019
Purchase price for acquisitions (net of cash acquired)
212
79
—
Aggregate excess of purchase price over fair value of net assets acquired (1)
161
92
92
Number of acquired businesses

2
3
—
(1)

Recorded

as goodwill

(see Note

11).

Includes

adjustments

of $
92

million

in 2019 arising

during the

measurement

period of

acquisitions,
primarily

reflecting

changes in

the valuation

of net working

capital,

deferred

tax liabilities

and intangible

assets acquired.

In the table above, the “Purchase price for acquisitions”

and “Aggregate excess of purchase price over fair
value of net assets acquired” amounts for 2021, relate

primarily to the acquisition of ASTI Mobile Robotics
Group SL (ASTI). In 2020 and 2019, there were no significant acquisitions.
Acquisitions of controlling interests have been accounted for under the acquisition method and have been
included in the Company’s Consolidated Financial

Statements since the date of acquisition.

On August 2, 2021, the Company acquired the shares of ASTI.

ASTI is headquartered in Burgos, Spain, and
is a global autonomous mobile robot (AMR) manufacturer.

The resulting cash outflows for the Company
amounted to $
186

million (net of cash acquired). The acquisition expands the

Company’s robotics and
automation offering in its Robotics & Discrete Automation

operating segment.
While the Company uses its best estimates and assumptions

as part of the purchase price allocation process
to value assets acquired and liabilities assumed at the

acquisition date, the purchase price allocation for
acquisitions is preliminary for up to 12 months after the acquisition date and is subject to refinement as more
detailed analyses are completed and additional information

about the fair values of the acquired assets and
liabilities becomes available. The purchase price allocation relating to the acquisition in 2018 of GEIS
(General Electric’s global electrification solutions business)

was finalized during the second quarter of 2019
and resulted in $
92

million of net measurement period adjustments, increasing

goodwill, primarily related to
changes in the valuation of net working capital, deferred

tax liabilities and intangible assets acquired.
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
1,661

million. The fair value
was based on a discounted cash flow model considering the

expected results of the future business
operations of Hitachi Energy and using relevant market

inputs including a risk-adjusted weighted-average
cost of capital. The Company also obtained a right to require Hitachi to purchase this investment (see Note 3)
with a floor price equivalent to a
10

percent discount compared to the price paid by

Hitachi for the initial
80.1

percent. This option was valued at $
118

million using a standard option pricing model with inputs
considering the nature of the investment and the expected period until option exercise. As this option is not
separable from the investment the value has been combined

with the value of the underlying investment and
is accounted for together.

Hitachi also holds a call option which would require the

Company to sell the remaining
19.9

percent interest
in Hitachi Energy at a price consistent with what was paid

by Hitachi to acquire the initial
80.1

percent or at
fair value, if higher. The option

is exercisable with three-months’ notice from April 2023, to be effective from
July 2023.
The Company has concluded that based on its continuing involvement with the Power Grids business,
including membership in its governing board of directors,

it has significant influence over Hitachi Energy.

As a
result, the investment (including the value of the option)

is accounted for using the equity method.

The difference between the initial carrying value

of the Company's investment in Hitachi Energy at fair

value
and its proportionate share of the underlying net assets

created basis differences of $
8,570

million
($
1,705

million for the Company’s
19.9

percent ownership), which are allocated as follows:
Weighted-average
($ in millions) Allocated amounts useful life
Inventories
169
5 months
Order backlog
727
2 years
Property, plant and equipment
(1)
1,016
Intangible assets
(2)
1,731
9 years
Other contractual rights
251
2 years
Other assets
43
Deferred tax liabilities
(942)
Goodwill
6,026
Less: Amount attributed to noncontrolling interest
(451)
Basis difference
8,570
(1)
Property,

plant and

equipment

includes

assets subject

to amortization

having an

initial fair

value difference

of $
686

million

and a
weighted-average

useful life

of
14 years
.
(2)
Intangible

assets include

brand license

agreement,

technology

and customer

relationships.
For assets subject to depreciation or amortization, the

Company amortizes these basis differences over the
estimated remaining useful lives of the assets that gave rise to this difference, recording the amortization,

net
of related deferred tax benefit, as a reduction of income

from equity-accounted companies. Certain other
assets are recorded as an expense as the benefits from

the assets are realized. At December 31, 2021, the
Company determined that no impairment of its equity-accounted investments existed.
The carrying value of the Company’s investments

in equity-accounted companies and respective

percentage
of ownership is as follows:
Ownership as of Carrying value at December 31,
($ in millions, except ownership share in %) December 31, 2021 2021 2020
Hitachi Energy Ltd
19.9%
1,609
1,710
Others
61
74
Total
1,670
1,784
In 2021, 2020 and 2019,

the Company recorded its share of the earnings of investees

accounted for under
the equity method of accounting in Other income (expense),

net, as follows:
($ in millions) 2021 2020 2019
Income from equity-accounted companies, net of taxes
38
29
8
Basis difference amortization (net of deferred income tax benefit)
(138)
(95)
—
Income (loss) from equity-accounted companies
(100)
(66)
8

Business divestments
In 2021, the Company received proceeds (net of transactions

costs and cash disposed) of $
2,958

million,
relating to divestments of consolidated businesses and recorded gains of $
2,193

million in “Other income
(expense), net” on the sales of such businesses. These are primarily due to the divestment of the Company’s
Mechanical Power Transmission Division

(Dodge) to RBC Bearings Inc. Certain amounts included

in the net
gain for the sale of the Dodge business are estimated

or otherwise subject to change in value and, as a
result, the Company may record additional adjustments

to the gain in future periods which are not expected
to have a material impact on the Consolidated Financial

Statements.

In 2021, 2020 and 2019 “Income from
continuing operations before taxes”, included net income of $
115

million, $
96

million and $
111
million,
respectively, from the

Dodge business which, prior to its sale was part of

the Company’s Motion operating
segment.
In 2020, the Company completed the sale of its Power

Grids business (see Note 3 for details) and its solar
inverters business. In 2019, the Company recorded net

gains (including transactions costs) of $
55

million,
primarily due to the divestment of two businesses in China.
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
In 2020, a further loss of $33 million was recorded

in “Other income (expense), net” for changes in fair value
of this business. The loss in 2020 includes the $
99

million reclassification from other comprehensive income
of the currency translation adjustment related to the business.
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
Including the above loss of $
33

million and $421 million in 2020 and 2019, respectively,

Income from
continuing operations before taxes includes net losses of $
63

million and $
490

million, from the solar
inverters business.

—
Note 5
Cash and equivalents, marketable securities and short-term investments
Cash and equivalents and marketable securities and short
‑
term investments consisted of the following:
Marketable
securities
Gross Gross and
unrealized unrealized Cash and short-term
December 31, 2021 ($ in millions)
Cost basis gains losses Fair value equivalents investments
Changes in fair value recorded in
net income
Cash

2,752
2,752
2,752
Time deposits

2,037
2,037
1,737
300
Equity securities
569
18
587
587
5,358
18
—
5,376
4,489
887
Changes in fair value recorded in
other comprehensive income
Debt securities available-for-sale:
—U.S. government obligations

203
7
(1)
209
209
—Corporate

74
1
(1)
74
74
277
8
(2)
283
—
283
Total
5,635
26
(2)
5,659
4,489
1,170
Of which:
—Restricted cash, current
30
—Restricted cash, non-current
300
Marketable
securities
Gross Gross and
unrealized unrealized Cash and short-term
December 31, 2020 ($ in millions) Cost basis gains losses Fair value equivalents investments
Changes in fair value recorded in
net income
Cash

2,388
2,388
2,388
Time deposits

1,513
1,513
1,513
Equity securities
1,704
12
1,716
1,716
5,605
12
—
5,617
3,901
1,716
Changes in fair value recorded in
other comprehensive income
Debt securities available-for-sale:
—U.S. government obligations

274
19
293
293
—European government obligations

24
24
24
—Corporate

69
6
75
75
367
25
—
392
—
392
Total
5,972
37
—
6,009
3,901
2,108
Of which:
—Restricted cash, current
323
—Restricted cash, non-current
300

Contractual maturities
Contractual maturities of debt securities consisted of the following:
Available-for-sale
December 31, 2021 ($ in millions) Cost basis Fair value
Less than one year

1
1
One to five years

178
181
Six to ten years

92
94
Due after ten years
6
7
Total
277
283
At December 31, 2021 and 2020, the Company pledged

$
66

million and $
66

million, respectively,

of
available
‑
for
‑
sale marketable securities as collateral for issued letters

of credit and other security
arrangements.
—
Note 6
Derivative financial instruments
The Company is exposed to certain currency,

commodity,

interest rate and equity risks arising from its global
operating, financing and investing activities. The Company uses derivative instruments to reduce and
manage the economic impact of these exposures.
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

Interest rate risk
The Company has issued bonds at fixed rates. Interest

rate swaps and cross-currency interest rate swaps
are used to manage the interest rate and foreign currency

risk associated with certain debt and generally
such swaps are designated as fair value hedges. In addition,

from time to time, the Company uses
instruments such as interest rate swaps, interest rate futures,

bond futures or forward rate agreements to
manage interest rate risk arising from the Company’s

balance sheet structure but does not designate such
instruments as hedges.
Equity risk
The Company is exposed to fluctuations in the fair value of

its warrant appreciation rights (WARs)

issued
under its MIP (Management Incentive Plan) (see Note 18).

A WAR gives its holder the right

to receive cash
equal to the market price of an equivalent listed warrant

on the date of exercise. To

eliminate such risk, the
Company has purchased cash
‑
settled call options,
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
Type of derivative Total notional amounts at December 31,
($ in millions) 2021 2020 2019
Foreign exchange contracts

11,276
12,610
15,015
Embedded foreign exchange derivatives

815
1,134
924
Cross-currency interest rate swaps
906
— —
Interest rate contracts

3,541
3,227
5,188
Derivative commodity contracts
The Company uses derivatives to hedge its direct or indirect exposure to the movement in the prices of
commodities which are primarily copper,

silver and aluminum. The following table shows the notional
amounts of outstanding derivatives (whether designated

as hedges or not), on a net basis, to reflect the
Company’s requirements for these commodities:
Total notional amounts at December 31,
Type of derivative Unit 2021 2020 2019
Copper swaps

metric tonnes
36,017
39,390
42,494
Silver swaps

ounces
2,842,533
1,966,677
2,508,770
Aluminum swaps

metric tonnes
7,125
8,112
8,388
Equity derivatives
At December 31, 2021, 2020 and 2019, the Company held
9

million,
22

million and
40

million cash
‑ settled
call options indexed to ABB Ltd shares (conversion ratio
5
:1) with a total fair value of $
29

million, $
21

million
and $
26

million, respectively.

Cash flow hedges
As noted above, the Company mainly uses forward foreign

exchange contracts to manage the foreign
exchange risk of its operations, commodity swaps to manage

its commodity risks and cash
‑
settled call
options to hedge its WAR liabilities. The

Company applies cash flow hedge accounting in only

limited cases.
In these cases, the effective portion of the changes

in their fair value is recorded in “Accumulated other
comprehensive loss” and subsequently reclassified into earnings in the same line item and in the same
period as the underlying hedged transaction affects earnings.

In 2021, 2020 and 2019, there were
no
significant amounts recorded for cash flow hedge accounting

activities.
Fair value hedges
To

reduce its interest rate exposure arising primarily from its debt issuance activities, the Company uses
interest rate swaps and cross-currency interest rate swap

s. Where such instruments are designated as fair
value hedges, the changes in the fair value of these instruments,

as well as the changes in the fair value of
the risk component of the underlying debt being hedged,

are recorded as offsetting gains and losses in
“Interest and other finance expense”.
The effect of derivative instruments, designated

and qualifying as fair value hedges, on the Consolidated
Income Statements was as follows:
($ in millions) 2021 2020 2019
Gains (losses) recognized in Interest and other finance expense:
Interest rate contracts Designated as fair value hedges
(55)
11
38
Hedged item
56
(11)
(38)
Cross-currency Designated as fair value hedges
(37)
— —
interest rate swaps Hedged item
34
— —
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
($ in millions) Gains (losses) recognized in income
Type of derivative not designated as a hedge Location 2021 2020 2019
Foreign exchange contracts

Total

revenues
3
94
(7)
Total

cost of sales
(53)
—
(64)
SG&A expenses
(1)
11
(11)
2
Non-order related research and

development
(2)
(2)
1
Interest and other finance
expense
(173)
207
(122)
Embedded foreign exchange contracts

Total

revenues
(7)
(34)
17
Total

cost of sales
(2)
(1)
(6)
Commodity contracts

Total

cost of sales
78
56
12
Other Interest and other finance
expense
—
1
—
Total
(145)
310
(167)
(1)

SG&A expenses

represent

“Selling,

general and

administrative

expenses”.
The fair values of derivatives included in the Consolidated Balance

Sheets were as follows:
Derivative assets Derivative liabilities
Current in Non-current Current in
Non-current
“Other in “Other “Other in “Other
current non-current current non-current
December 31, 2021 ($ in millions) assets” assets” liabilities” liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts

— —
3
5
Interest rate contracts

9
20
— —
Cross-currency interest rate swaps — — —
109
Cash-settled call options

29
— — —
Total
38
20
3
114
Derivatives not designated as hedging instruments:
Foreign exchange contracts

108
14
107
7
Commodity contracts

19
—
5
—
Interest rate contracts

1
—
2
—
Embedded foreign exchange derivatives

10
7
16
10
Total
138
21
130
17
Total fair value
176
41
133
131

Derivative assets Derivative liabilities
Current in
Non-current
Current in
Non-current
“Other in “Other “Other in “Other
current non-current current non-current
December 31, 2020 ($ in millions) assets” assets” liabilities” liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts

—
1
2
4
Interest rate contracts

6
78
— —
Cash-settled call options

10
11
— —
Total
16
90
2
4
Derivatives not designated as hedging instruments:
Foreign exchange contracts

221
22
106
26
Commodity contracts

59
—
7
—
Interest rate contracts
2
—
2
—
Embedded foreign exchange derivatives

10
2
28
16
Total
292
24
143
42
Total fair value
308
114
145
46
Close
‑
out netting agreements provide for the termination, valuation and net settlement of some or all
outstanding transactions between two counterparties on the

occurrence of one or more pre
‑ defined trigger
events.
Although the Company is party to close
‑
out netting agreements with most derivative

counterparties, the fair
values in the tables above and in the Consolidated Balance

Sheets at December 31, 2021 and 2020, have
been presented on a gross basis.
The Company’s netting agreements and other similar

arrangements allow net settlements under certain
conditions. At December 31, 2021 and 2020, information related to these offsetting arrangements was as
follows:
December 31, 2021 ($ in millions)
Gross amount of Derivative liabilities Cash Non-cash
Type of agreement or

recognized eligible for set-off in collateral collateral Net asset similar arrangement assets case of default received received exposure
Derivatives
200
(104)
— —
96
Total
200
(104)
— —
96
December 31, 2021 ($ in millions)
Gross amount of Derivative liabilities Cash Non-cash
Type of agreement or

recognized eligible for set-off in collateral collateral Net liability similar arrangement liabilities case of default pledged pledged exposure
Derivatives
238
(104)
— —
134
Total
238
(104)
— —
134

December 31, 2020 ($ in millions)
Gross amount of Derivative liabilities Cash Non-cash
Type of agreement or

recognized eligible for set-off in

collateral
collateral Net asset
similar arrangement assets case of default received received exposure
Derivatives
410
(106)
— —
304
Total
410
(106)
— —
304
December 31, 2020 ($ in millions)
Gross amount of Derivative liabilities Cash Non-cash
Type of agreement or

recognized eligible for set-off in

collateral
collateral Net liability
similar arrangement liabilities case of default pledged pledged exposure
Derivatives
147
(106)
— —
41
Total
147
(106)
— —
41
—
Note 7
Fair values
Recurring fair value measures
The fair values of financial assets and liabilities measured at fair value on a recurring basis were as follows:
Total
December 31, 2021 ($ in millions) Level 1 Level 2 Level 3 fair value
Assets
Securities in “Marketable securities and short-term investments”:
Equity securities

587
587
Debt securities—U.S. government obligations

209
209
Debt securities—Corporate

74
74
Derivative assets—current in “Other current assets”

176
176
Derivative assets—non-current in “Other non-current assets”

41
41
Total
209
878
—
1,087
Liabilities
Derivative liabilities—current in “Other current liabilities”

133
133
Derivative liabilities—non-current in “Other non-current liabilities”

131
131
Total —
264
—
264

Total
December 31, 2020 ($ in millions) Level 1 Level 2 Level 3 fair value
Assets
Securities in “Marketable securities and short-term investments”:
Equity securities

1,716
1,716
Debt securities—U.S. government obligations

293
293
Debt securities—Other government obligations

24
24
Debt securities—Corporate

75
75
Derivative assets—current in “Other current assets”

308
308
Derivative assets—non-current in “Other non-current assets”

114
114
Total
317
2,213
—
2,530
Liabilities
Derivative liabilities—current in “Other current liabilities”

145
145
Derivative liabilities—non-current in “Other non-current liabilities”

46
46
Total —
191
—
191
During 2021, 2020 and 2019 there have been
no

reclassifications for any financial assets or liabilities
between Level 1 and Level 2.
The Company uses the following methods and assumptions in

estimating fair values of financial assets and
liabilities measured at fair value on a recurring basis:
• Securities in “Marketable securities and short
‑
term investments”:

If quoted market prices in active
markets for identical assets are available, these are considered

Level 1 inputs; however,

when
markets are not active, these inputs are considered Level

2. If such quoted market prices are not
available, fair value is determined using market prices for

similar assets or present value
techniques, applying an appropriate risk
‑
free interest rate adjusted for non
‑
performance risk. The
inputs used in present value techniques are observable and

fall into the Level 2 category.
• Derivatives:
The fair values of derivative instruments are determined

using quoted prices of
identical instruments from an active market, if available

(Level 1 inputs). If quoted prices are not
available, price quotes for similar instruments, appropriately adjusted, or present value
techniques, based on available market data, or option

pricing models are used. Cash
‑
settled call
options hedging the Company’s WAR

liability are valued based on bid prices of the equivalent
listed warrant. The fair values obtained using price quotes for similar instruments or valuation
techniques represent a Level 2 input unless significant unobservable inputs are used.
Non
‑
recurring fair value measures
The Company elects to record private equity investments

without readily determinable fair values at cost, less
impairment, adjusted for observable price changes. The

Company reassesses at each reporting period
whether these investments continue to qualify for this treatment.

In 2021 and 2020, the Company recognized,
in “Other income (expense), net”, net fair value gains of

$
108

million and $
73

million, respectively,

related to
certain of its private equity investments based on observable market price changes for an identical or similar
investment of the same issuer.

The fair values were determined using Level 2

inputs. The carrying values of
these investments at December 31, 2021 and 2020 totaled

$
169

million and $
105

million.
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

4 for details). Apart from the transactions
above, there were
no

additional significant non
‑
recurring fair value measurements during 2021 and 2020

.
Disclosure about financial instruments carried on a

cost basis
The fair values of financial instruments carried on a cost

basis were as follows:
Carrying Total
December 31, 2021 ($ in millions) value Level 1 Level 2 Level 3 fair value
Assets
Cash and equivalents (excluding securities

with original maturities up to 3 months):
Cash

2,422
2,422
2,422
Time deposits

1,737
1,737
1,737
Restricted cash
30
30
30
Marketable securities and short-term investments (excluding

securities):
Time deposits

300
300
300
Restricted cash, non-current
300
300
300
Liabilities
Short-term debt and current maturities of long-term debt

(excluding finance lease obligations)

1,357
1,288
69
1,357
Long-term debt (excluding finance lease obligations)

4,043
4,234
58
4,292
Carrying Total
December 31, 2020 ($ in millions) value Level 1 Level 2 Level 3 fair value
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

short
‑ term investments (excluding
securities):

The carrying amounts approximate the fair values as

the items are short
‑
term in
nature or, for cash held in

banks, are equal to the deposit amount.
•
Short
‑
term debt and current maturities of long
‑
term debt (excluding finance lease obligations):
Short
‑
term debt includes commercial paper,

bank borrowings and overdrafts. The carrying
amounts of short
‑
term debt and current maturities of long
‑
term debt, excluding finance lease
obligations, approximate their fair values.

• Long
‑
term debt (excluding finance lease obligations): Fair values of bonds are determined using quoted market prices (Level 1 inputs), if available. For

bonds without available quoted market
prices and other long
‑
term debt, the fair values are determined using a discounted cash flow
methodology based upon borrowing rates of similar debt instruments and reflecting appropriate
adjustments for non
‑
performance risk (Level 2 inputs).
—
Note 8
Receivables, net and Contract assets and liabilities
“Receivables, net” consisted of the following:
December 31, ($ in millions)
2021 2020
Trade receivables

6,206
6,417
Other receivables

684
760
Allowance

(339)
(357)
Total
6,551
6,820
“Trade receivables” in the table above includes

contractual retention amounts billed to customers of
$
119

million and $
146

million at December 31, 2021 and 2020, respectively.

Management expects that the
substantial majority of related contracts will be completed

and the substantial majority of the billed amounts
retained by the customer will be collected. Of the retention amounts outstanding at December 31, 2021,
60

percent and
29

percent are expected to be collected in 2022 and

2023, respectively.
“Other receivables” in the table above consists of value

added tax, claims, rental deposits and other
non ‑ trade receivables.
The reconciliation of changes in the allowance for doubtful accounts is as follows:
($ in millions) 2021 2020 2019
Balance at January 1,
357
228
219
Transition adjustment
—
56
—
Current-period provision for expected credit losses
33
115
31
Write-offs charged against the allowance
(37)
(42)
(19)
Exchange rate differences

(14)
—
(3)
Balance at December 31,
339
357
228
The following table provides information about Contract assets and Contract liabilities:
($ in millions) 2021 2020 2019
Contract assets
990
985
1,025
Contract liabilities
1,894
1,903
1,719
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
2021 2020
Contract Contract Contract Contract
($ in millions) assets liabilities assets liabilities
Revenue recognized, which was included in the Contract liabilities balance at January 1, 2021/2020
(1,086)
(1,011)
Additions to Contract liabilities - excluding amounts recognized as revenue during the period
1,136
1,129
Receivables recognized that were included in the Contract assets balance at January 1, 2021/2020
(566)
(680)
The Company considers its order backlog to represent

its unsatisfied performance obligations. At
December 31, 2021, the Company had unsatisfied performance

obligations totaling $
16,607

million and, of
this amount, the Company expects to fulfill approximately
75

percent of the obligations in 2022,
approximately
14

percent of the obligations in 2023 and the balance thereafter.
—
Note 9
Inventories, net
“Inventories, net” consisted of the following:
December 31, ($ in millions) 2021 2020
Raw materials

2,136
1,785
Work in process
995
1,020
Finished goods

1,594
1,499
Advances to suppliers

155
165
Total
4,880
4,469
—
Note 10
Property,

plant and equipment, net
“Property, plant and equipment,

net” consisted of the following:
December 31, ($ in millions)
2021 2020
Land and buildings

3,925
3,889
Machinery and equipment

5,785
6,144
Construction in progress

522
505
10,232
10,538
Accumulated depreciation

(6,187)
(6,364)
Total
4,045
4,174

Assets under finance leases included in “Property,

plant and equipment, net” were as follows:
December 31, ($ in millions) 2021 2020
Land and buildings

164
169
Machinery and equipment

92
79
256
248
Accumulated depreciation

(123)
(111)
Total
133
137
In 2021, 2020 and 2019 depreciation, including depreciation

of assets under finance leases, was
$
575

million, $
586

million and $
616

million, respectively.

In 2021, 2020 and 2019 there were no significant
impairments of property,

plant or equipment.
—
Note 11
Goodwill and intangible assets
The changes in “Goodwill” were as follows:
Robotics &
Process Discrete Corporate
($ in millions)
Electrification Motion Automation Automation and Other Total
Balance at January 1, 2020
4,372
2,436
1,615
2,381
21
10,825
Goodwill acquired during the year
71
— —
21
—
92
Impairment of Goodwill — — —
(290)
(21)
(311)
Exchange rate differences and other
84
20
24
116
—
244
Balance at December 31, 2020 (1)
4,527
2,456
1,639
2,228
—
10,850
Goodwill acquired during the year
11
— —
150
—
161
Goodwill allocated to disposals —
(338)
(7)
— —
(345)
Exchange rate differences and other
(66)
(1)
(19)
(98)
—
(184)
Balance at December 31, 2021 (1)
4,472
2,117
1,613
2,280
—
10,482
(1)

At December

31, 2021

and 2020,

the gross

goodwill

amounted

to $
10,760

million

and $
11,152

million,

respectively.

The accumulated
impairment

charges amounted

to $
278

million

and $
302

million,

respectively,

and related

to the Robotics

& Discrete

Automation

segment.
The Company adopted a new operating model on July

1, 2020, which resulted in a change to the
identification of the goodwill reporting units. Previously,

the reporting units were the same as the operating
segments for Electrification, Motion and Robotics & Discrete

Automation, while for the Process Automation
operating segment the reporting units were determined to be

at the Division level, which is one level below
the operating segment. The new operating model provides

the Divisions with full ownership and
accountability for their respective strategies, performance

and resources and based on these changes, the
Company concluded that the reporting units would change

and be the respective Divisions within each
operating segment. This change resulted only in an allocation of goodwill within the operating segments and
thus there is no change to segment level goodwill in the

table above.

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
The interim quantitative impairment test indicated that

the estimated fair values of the reporting units were
substantially in excess of their carrying value for all reporting units except for the Machine Automation
reporting unit within the Robotics & Discrete Automation operating segment. The contraction of the global
economy in 2020, particularly in end-customer industries

related to this reporting unit and considerable
uncertainty around the continued pace of macroeconomic recovery generally led to a reduction in the fair
values of the reporting units, thus affecting this

reporting unit. Also, at the Division level, this reporting

unit
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
was $
554

million as of December 31, 2020.
During 2021, certain reporting units were split into separate reporting units. For each change, an interim
quantitative impairment test was conducted before and

after the change and in all cases, it was concluded
that the fair value of the relevant reporting units exceeded the carrying value by a significant amount.
At October 1, 2021 and 2020, respectively,

the Company performed qualitative assessments

and determined
that it was not more likely than not that the fair value for each of these reporting units was below the carrying
value. As a result, the Company concluded that it was

not necessary to perform the quantitative impairment
test.

“Intangible assets, net” consisted of the following:
2021 2020
Gross Accumu- Net Gross Accumu- Net
carrying lated amort- carrying carrying lated amort- carrying
December 31, ($ in millions) amount ization amount amount ization amount
Capitalized software for internal use

835
(732)
103
828
(694)
134
Capitalized software for sale

31
(29)
2
33
(32)
1
Intangibles other than software:
Customer-related

1,716
(707)
1,009
2,557
(1,104)
1,453
Technology

-related

1,122
(868)
254
1,170
(898)
272
Marketing-related

493
(327)
166
492
(304)
188
Other

56
(29)
27
63
(33)
30
Total
4,253
(2,692)
1,561
5,143
(3,065)
2,078
In 2021 and 2020, additions to intangible assets were $
95

million and $
78

million, respectively
.
There were no significant intangible assets acquired in

business combinations during 2021 and 2020.

Amortization expense of intangible assets consisted of

the following:
($ in millions)
2021 2020 2019
Capitalized software for internal use

66
61
74
Intangibles other than software

252
268
271
Total
318
329
345
In 2021, 2020 and 2019,

impairment charges on intangible assets were not

significant.
At December 31, 2021, future amortization expense of intangible assets is estimated to be:
($ in millions)
2022
276
2023
249
2024
199
2025
155
2026
142
Thereafter

540
Total
1,561
—
Note 12
Debt
The Company’s total debt at December 31, 2021

and 2020, amounted to $
5,561

million and $
6,121

million,
respectively.
Short
‑
term debt and current maturities of lon g̩
‑
term debt
“Short
‑
term debt and current maturities of long
‑
term debt” consisted of the following:
December 31, ($ in millions) 2021 2020
Short-term debt (weighted-average interest rate of
3.2
% and
2.8
%, respectively)
78
153
Current maturities of long-term debt
(weighted-average nominal interest rate of
2.8
% and
3.2
%, respectively)
1,306
1,140
Total
1,384
1,293
Short
‑
term debt primarily represents

short
‑
term loans from various banks and issued commercial

paper.
At December 31, 2021, the Company had in place
two

commercial paper programs: a $
2

billion
Euro
‑
commercial paper program for the issuance of commercial

paper in a variety of currencies,

and a
$
2

billion commercial paper program for the private placement

of U.S. dollar denominated commercial paper
in the United States. At December 31, 2021 and 2020,
no

amount was outstanding under the $
2

billion Euro-
commercial paper program. At December 31, 2021,
no

amount was outstanding under the $
2

billion program
in the United States, while $
32

million was outstanding at December 31, 2020.

In December 2019, the Company replaced its previous

multicurrency revolving credit facility with a new
$
2

billion multicurrency revolving credit facility maturing

in 2024. In 2021, the Company exercised its option

to
further extend the maturity of this facility to 2026.
The facility is for general corporate purposes. Interest

costs
on drawings under the facility are LIBOR (for drawings

in currencies for which LIBOR is still published) and
EURIBOR for EURO drawings, plus a margin of
0.175

percent, while commitment fees (payable on the
unused portion of the facility) amount to
35

percent of the margin, which represents commitment fees

of
0.06125

percent per annum. Utilization fees, payable on drawings,

amount to
0.075

percent per annum on
drawings up to one
‑
third of the facility,
0.15

percent per annum on drawings in excess of one
‑
third but less
than or equal to two
‑
thirds of the facility,

or
0.30

percent per annum on drawings over two
‑
thirds of the facility.
The facility

contains cross
‑
default clauses whereby an event of default would occur

if the Company were to
default on indebtedness as defined in the facility,

at or above a specified threshold.
No

amount was drawn at
December 31, 2021 and 2020, under this facility.
Long
‑
term debt
The Company raises long-term debt in various currencies,

maturities and on various interest rate terms. For
certain of its debt obligations, the Company utilizes derivative instruments to modify its interest rate exposure.
In particular, the Company

uses interest rate swaps to effectively convert certain

fixed
‑
rate long
‑
term debt
into floating rate obligations. For certain non-U.S. dollar

denominated debt, the Company utilizes cross-
currency interest rate swaps to effectively convert the

debt into a U.S. dollar obligation. The carrying value

of
debt, designated as being hedged by fair value hedges,

is adjusted for changes in the fair value of the risk
component of the debt being hedged.
The following table summarizes the Company’s

long
‑
term debt considering the effect of interest ra

te and
cross-currency interest rate swaps. Consequently,

a fixed
‑
rate debt subject to a fixed
‑
to
‑
floating interest rate
swap is included as a floating rate debt in the table below:
2021 2020
December 31,
Nominal Effective Nominal Effective
($ in millions, except % data) Balance rate rate Balance rate rate
Floating rate

3,598
1.2
%
0.3
%
3,330
1.6
%
0.2
%
Fixed rate

1,885
3.0
%
3.1
%
2,638
3.2
%
3.3
%
5,483
5,968
Current portion of long-term debt

(1,306)
2.8
%
1.0
%
(1,140)
3.2
%
2.6
%
Total
4,177
4,828
At December 31, 2021, the principal amounts of long
‑
term debt repayable (excluding finance lease
obligations) at maturity were as follows:
($ in millions)
2022
1,271
2023
794
2024
1,156
2025
56
2026
—
Thereafter

2,085
Total
5,362

Details of outstanding bonds were as follows:
2021 2020
December 31, (in millions)
Nominal Carrying Nominal Carrying
outstanding value
(1)
outstanding value
(1)
Bonds:
4.0
% USD Notes, due 2021
—
USD
650
$
649
2.25
% CHF Bonds, due 2021
—
CHF
350
$
403
2.875
% USD Notes, due 2022 USD
1,250
$
1,258
USD
1,250
$
1,280
0.625
% EUR Instruments, due 2023 EUR
700
$
800
EUR
700
$
875
0.75
% EUR Instruments, due 2024 EUR
750
$
860
EUR
750
$
946
0.3
% CHF Bonds, due 2024 CHF
280
$
306
CHF
280
$
317
3.8
% USD Notes, due 2028 (2) USD
383
$
381
USD
383
$
381
1.0
% CHF Bonds, due 2029 CHF
170
$
186
CHF
170
$
192
0
% EUR Notes, due 2030 EUR
800
$
862
—
4.375
% USD Notes, due 2042 (2) USD
609
$
589
USD
609
$
589
Total $
5,242
$
5,632
(1)

USD carrying

values include

unamortized

debt issuance

costs, bond

discounts

or premiums,

as well as

adjustments

for fair value

hedge
accounting,

where appropriate.
(2)

Prior to completing

a cash tender

offer in

2020, the

original

principal

amount outstanding,

on each

of the
3.8
% USD Notes,

due 2028,

and
the
4.375
% USD Notes,

due 2042,

was $
750

million.
During 2021, the Company repaid at maturity its
4.0
% USD Notes and its
2.25
% CHF Bonds. The
4.0
% USD Notes paid interest semi
‑
annually in arrears, while the
2.25
% CHF Bonds paid interest annually in
arrears. The Company had entered into interest rate swaps

to hedge its interest obligations on the
2.25
%
CHF Bonds. After considering the impact of such swaps,

these bonds effectively became floating rate Swiss
franc obligations and consequently have been shown

as floating rate debt at December 31, 2020, in the

table
of long-term debt above.
During 2020, in connection with exercising certain early

redemption options on the $
250

million
5.625
%
USD Notes due 2021 and $
450

million
3.375
% USD Notes due 2023, and the partial redemption

through a
cash tender offer of the
3.8
% USD Notes due 2028 and
4.375
% USD Notes due 2042, the Company
recognized losses on extinguishment of debt of $
162

million, representing the premium associated with the
early redemption, as well as the recognition of the relevant remaining unamortized issuance premium or
discounts and issuance costs.
The
2.875
% USD Notes, due 2022, pay interest semi ‑ annually in arrears at a fixed annual rate of
2.875

percent. The
4.375
% USD Notes, due 2042, pay interest semi
‑
annually in arrears at a fixed annual rate
of
4.375

percent. The Company may redeem both of these notes (which

were issued together in May 2012)
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

Ltd. There are no significant restrictions on the ability
of the parent company to obtain funds from its subsidiaries

by dividend or loan. In reliance on Rule 13
‑
01 of
Regulation S
‑
X, the separate financial statements of ABB Finance

(USA) Inc. are not provided. The Company
has entered into interest rate swaps for an aggregate nominal amount of $
1,050

million to partially hedge its
interest obligations on the
2.875
% USD Notes, due 2022. After considering the impact

of such swaps,
$
1,050

million of the outstanding principal is shown as floating

rate debt in the table of long
‑
term debt above.
During 2020, by way of a cash tender offer,

the Company redeemed $
141

million of the original $
750

million
4.375
% USD Notes due 2042 issued.

The
0.625
% EUR Instruments, due 2023 pay interest annually

in arrears at a fixed rate of
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

After considering the impact of such swaps, these
notes effectively became floating rate euro obligations

and consequently have been shown as floating rate
debt, in the table of long
‑
term debt above.
The
0.75
% EUR Instruments, due 2024 pay interest annually in arrears at a fixed rate of
0.75

percent per
annum and have the same early redemption terms as the
0.625
% EUR Instruments above. The Company
entered into interest rate swaps to hedge its interest on

these bonds. After considering the impact of such
swaps, these bonds effectively became floating rate

euro obligations and consequently have been shown as
floating rate debt in the table of long ‑ term debt above.
In April 2018, the Company issued the following notes

(i) $
300

million of
2.8
% USD Notes, due 2020,
(ii) $
450

million of
3.375
% USD Notes, due 2023, and (iii) $
750

million of
3.8
% USD Notes, due 2028. Each
of the respective notes pays interest semi
‑
annually in arrears. The 2020 Notes were repaid

at maturity in
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

(
three months

prior to their maturity date), the
Company may also redeem the 2028 Notes, in whole or

in part, at any time at a redemption price equal to
100

percent of the principal amount of the notes to be redeemed

plus unpaid accrued interest to, but
excluding, the redemption date. During 2020 by way

of a cash tender offer,

the Company redeemed
$
367

million of the original $
750

million
3.8
% USD Notes due 2028 issued. These notes, registered

with the
U.S. Securities and Exchange Commission, were issued by ABB

Finance (USA) Inc., a
100

percent owned
finance subsidiary,

and were fully and unconditionally guaranteed by

ABB Ltd. There are no significant
restrictions on the ability of the parent company to obtain

funds from its subsidiaries by dividend or loan. In
reliance on Rule 13-01 of Regulation S
‑
X, the separate financial statements of ABB Finance (USA)

Inc. are
not provided.
In February 2019, the Company issued the following notes:

(i) CHF
280

million of
0.3
% CHF Bonds, due
2024 and (ii) CHF
170

million of
1.0
% CHF Bonds, due 2029. Each of the respective notes

pays interests
annually in arrears. The Company recorded aggregate

net proceeds, after underwriting discount and other
fees, of CHF
449

million (equivalent to approximately $
449

million on date of issuance).
In January 2021, the Company issued zero interest Notes

having a principal amount of EUR
800

million and
due in 2030. The Company recorded net proceeds (after

underwriting fees) of EUR
791

million (equivalent to
$
960

million on the date of issuance). These instruments do not

pay interest and have the same early
redemption terms as the
0.625
% EUR Instruments above. In line with the Company’s

policy of reducing its
currency and interest rate exposures, cross-currency

interest rate swaps have been used to modify the
characteristics of these instruments. After considering the impact of these cross-currency interest rate swaps,
the Company effectively has a floating rate U.S.

dollar obligation.
The Company’s various debt instruments contain cross ‑ default clauses which would allow the bondholders to demand repayment if the Company were to default on any borrowing at or above a specified threshold.
Furthermore, all such bonds constitute unsecured obligations of the Company and rank pari passu with other
debt obligations.
In addition to the bonds described above, included in long ‑ term debt at December 31, 2021 and 2020, are finance lease obligations, bank borrowings of subsidiaries and other long
‑
term debt, none of which is
individually significant.

Subsequent events
At February 23, 2022, the amount outstanding under the

$
2

billion Euro-commercial paper program was
$
475

million.
—
Note 13
Other provisions, other current liabilities and other non-current liabilities
“Other provisions” consisted of the following:
December 31, ($ in millions) 2021 2020
Contract-related provisions

762
754
Restructuring and restructuring-related provisions

188
292
Provision for insurance-related reserves

174
176
Provisions for contractual penalties and compliance and litigation matters

63
113
Other

199
184
Total
1,386
1,519
“Other current liabilities” consisted of the following:
December 31, ($ in millions) 2021 2020
Employee-related liabilities

1,547
1,467
Accrued expenses
768
650
Non-trade payables
644
622
Income taxes payable
378
395
Accrued customer rebates
322
317
Other tax liabilities
298
286
Derivative liabilities (see Note 6)

133
145
Deferred income
95
130
Pension and other employee benefits
41
42
Accrued interest
28
29
Other

113
98
Total
4,367
4,181
“Other non
‑
current liabilities” consisted of the following:
December 31, ($ in millions) 2021 2020
Income tax related liabilities

1,458
1,423
Derivative liabilities (see Note 6)

130
46
Provisions for contractual penalties and compliance and litigation matters

129
120
Deferred income
74
138
Employee-related liabilities

59
70
Environmental provisions
39
38
Other

227
190
Total
2,116
2,025

—
Note 14
Leases
The Company’s lease obligations primarily relate to real

estate, machinery and equipment. The components
of lease expense were as follows:
Machinery
Land and buildings and equipment Total
($ in millions) 2021 2020 2019 2021 2020 2019 2021 2020 2019
Operating lease cost

240
287
268
73
89
101
313
376
369
Finance lease cost
17
13
14
20
16
22
37
29
36
Short-term lease cost
26
17
19
14
31
29
40
48
48
Sub-lease income
(24)
(20)
(2)
(1)
(1)
—
(25)
(21)
(2)
Total lease expense
259
297
299
106
135
152
365
432
451
The following table presents supplemental cash flow information related to leases:
Machinery
Land and buildings and equipment Total
($ in millions) 2021 2020 2019 2021 2020 2019 2021 2020 2019
Operating leases:
Cash paid under operating cash flows
223
263
252
68
83
96
291
346
348
Right-of-use assets obtained

in exchange for new liabilities
267
266
153
86
57
52
353
323
205
In 2021, 2020 and 2019 the cash flow amounts under finance

leases were not significant.
At December 31, 2021, the future net minimum lease payments

for operating and finance leases and the
related present value of the net minimum lease payments

consisted of the following:
Operating Leases Finance Leases
Land and Machinery Land and Machinery
($ in millions) buildings
and
equipment
buildings
and
equipment
2022
197
71
21
15
2023
164
39
21
12
2024
134
21
19
8
2025
109
9
18
5
2026
81
1
16
1
Thereafter

154
1
54
—
Total minimum lease payments

839
142
149
41
Difference between undiscounted cash flows

and discounted cash flows
(59)
(3)
(28)
(1)
Present value of minimum lease payments

780
139
121
40

The following table presents certain information related

to lease terms and discount rates:
Land and

Machinery

buildings and equipment
2021 2020 2019 2021 2020 2019
Operating Leases:
Weighted-average remaining term (months)
73
84
78
30
29
29
Weighted-average discount rate
2.6%
3.0%
3.0%
1.9%
2.0%
2.2%
Finance Leases:
Weighted-average remaining term (months)
100
107
110
40
40
33
Weighted-average discount rate
7.7%
7.7%
8.2%
1.8%
2.3%
2.8%
The present value of minimum finance lease payments

included in “Short
‑
term debt and current maturities of
long ‑ term debt” and “Long ‑
term debt” in the Consolidated Balance Sheets at December

31, 2021, amounts to
$
27

million and $
134

million, respectively,

and at December 31, 2020, amounts to $
27

million and
$
160

million, respectively.
—
Note 15
Commitments and contingencies
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

in South
Africa as well as to various authorities in other countries

potential suspect payments and other compliance
concerns in connection with some of the Company’s

dealings with Eskom and related persons. Many of those
parties have expressed an interest in, or commenced an

investigation into, these matters and the Company

is
cooperating fully with them. The Company paid $
104

million to Eskom in December 2020 as part of a full and
final settlement with Eskom and the Special Investigatin

g

Unit relating to improper payments and other
compliance issues associated with the Controls and Instrumentation

Contract, and its Variation

Orders for
Units 1 and 2 at Kusile. The Company continues to cooperate

fully with the authorities in their review of the
Kusile project and is in discussions with them regarding a coordinated resolution.

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

Liabilities recognized
At December 31, 2021 and 2020, the Company had aggregate

liabilities of $
104

million and $
100

million,
respectively, included

in “Other provisions”

and “Other non
‑
current liabilities”, for the above regulatory,
compliance and legal contingencies, and none of the individual liabilities recognized was significant. As it is
not possible to make an informed judgment on, or reasonably

predict, the outcome of certain matters and as
it is not possible, based on information currently available to management,

to estimate the maximum potential
liability on other matters, there could be adverse outcomes

beyond the amounts accrued.
Guarantees
General
The following table provides quantitative data regarding the Company

’s third
‑
party guarantees. The maximum
potential payments represent a “worst
‑
case scenario”, and do not reflect management’s

expected outcomes.
Maximum potential payments (1)
December 31, ($ in millions) 2021 2020
Performance guarantees

4,540
6,726
Financial guarantees

52
339
Indemnification guarantees
(2)
136
177
Total
4,728
7,242
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

31, 2021 and 2020, amounted to $
156
million and $
135

million, respectively,

the majority of which is included in discontinued

operations.
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
one

to
ten years .
In conjunction with the divestment of the high
‑
voltage cable and cables accessories businesses,

the
Company has entered into various performance guarantees

with other parties with respect to certain liabilities
of the divested business. At December 31, 2021 and 2020,

the maximum potential payable under these
guarantees amounts to $
911

million and $
994

million, respectively,

and these guarantees have various
maturities ranging from five

to
ten years
.
The Company retained obligations for financial, performance

and indemnification guarantees related to the
Power Grids business sold on July 1, 2020 (see Note 3

for details). The performance and financial
guarantees
have been indemnified by Hitachi at the same proportion

of its ownership in Hitachi Energy Ltd,
formerly Hitachi ABB Power Grids (
80.1

percent). These guarantees, which have various maturities

up to
2035, primarily consist of bank guarantees, standby letters

of credit, business performance guarantees and
other trade-related guarantees, the majority of which have

original maturity dates ranging from
one

to
ten
years. The maximum amount payable under these guarantees

at December 31, 2021 and 2020, is
approximately $
3.2

billion and $
5.5

billion, respectively,

and the carrying amounts of liabilities (recorded in
discontinued operations) at December 31, 2021 and 2020,

amounted to $
136

million and $
135

million,
respectively.

Commercial commitments
In addition, in the normal course of bidding for and executing certain projects, the Company has entered into
standby letters of credit, bid/performance bonds and surety

bonds (collectively “performance bonds”) with
various financial institutions. Customers can draw on such performance bonds in the event that the Company
does not fulfill its contractual obligations. The Company

would then have an obligation to reimburse the
financial institution for amounts paid under the performance bonds. At December 31, 2021 and 2020, the total
outstanding performance bonds aggregated to $
3.6

billion and $
4.3

billion, respectively,

of which $
0.1

billion
and $
0.3

billion, respectively,

relate to discontinued operations. There have been no significant amounts
reimbursed to financial institutions under these types of

arrangements in 2021 and 2020.
Product and order
‑
related contingencies
The Company calculates its provision for product warranties

based on historical claims experience and
specific review of certain contracts.
The reconciliation of the “Provisions for warranties”, including guarantees of product performance, was as
follows:

($ in millions) 2021 2020 2019
Balance at January 1,
1,035
816
948
Net change in warranties due to acquisitions, divestments and liabilities held for sale (1)
1
8
(88)
Claims paid in cash or in kind

(222)
(209)
(310)
Net increase in provision for changes in
estimates, warranties issued and warranties expired

226
369
276
Exchange rate differences

(35)
51
(10)
Balance at December 31,
1,005
1,035
816
(1)

Includes adjustments

to the initial

purchase price

allocation

recorded

during the

measurement

period.
In 2020, the Company determined that the provision for a product warranty related to a divested business
was no longer sufficient to cover expected warranty

costs in the remaining warranty period. Due to an
unexpected level of product failure, the previously estimated product warranty provision was increased by
$
143

million during 2020. The corresponding increase was included in “Cost of sales of products”. As these
costs relate to a divested business, in accordance with the

definition of the Company’s primary measure of
segment performance, Operational EBITA

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

Stock
Exchange.

—
Note 16
Income taxes
“Income tax expense” consisted of the following:
($ in millions)

2021

2020

2019

Current taxes

1,346
776
855
Deferred taxes

(289)
(280)
(83)
Income tax expense allocated to continuing operations
1,057
496
772
Income tax expense allocated to discontinued operations
1
322
167
Income tax expense from continuing operations is reconciled

below from the Company’s weighted
‑
average
global tax rate (rather than from the Swiss domestic statutory tax rate) as the parent company of the ABB
Group, ABB Ltd, is domiciled in Switzerland and income generated in jurisdictions outside of Switzerland
(hereafter “foreign jurisdictions”) which has already been subject to corporate income tax in those foreign
jurisdictions is, to a large extent, tax exempt in Switzerland.

There is no requirement in Switzerland for any
parent company of a group to file a tax return of the consolidated group determining domestic and foreign
pre
‑
tax income. As the Company’s consolidated income from

continuing operations is predominantly earned
outside of Switzerland, the weighted
‑
average global tax rate of the Company results from

enacted corporate
income tax rates in foreign jurisdictions.
The reconciliation of “Income tax expense from continuing operations”

at the weighted
‑
average tax rate to the
effective tax rate is as follows:
($ in millions, except % data)

2021

2020

2019

Income from continuing operations before income taxes
5,787
841
1,862
Weighted-average global tax rate
23.7%
22.9%
18.3%
Income taxes at weighted-average tax rate

1,371
193
341
Items taxed at rates other than the weighted-average tax rate

176
3
(7)
Unrecognized tax benefits
151
(38)
133
Changes in valuation allowance, net

(95)
29
198
Effects of changes in tax laws and enacted tax rates

1
23
63
Non-deductible / non-taxable items
(542)
232
44
Other, net

(5)
54
—
Income tax expense from continuing operations
1,057
496
772
Effective tax rate for the year
18.3%
59.0%
41.5%
The allocation of consolidated income from continuing operations,

which is predominantly earned outside of
Switzerland, impacts the “weighted-average global tax rate”.

In 2021, gains on sales of businesses increased
the weighted-average global tax rate by approximately
1

percent. In 2019, based on the enacted tax rates

in
the applicable jurisdictions, the loss recorded for the planned sale of the solar inverters business reduced the
weighted-average global tax rate by approximately
2

percent.
In 2021, “Items taxed at rates other than the weighted-average tax rate” included $
107

million for certain
amounts related to the divestment of the Dodge business

.

In 2020 and 2019, the amount was not significant.
In 2021, “Changes in valuation allowance, net” included positive impacts from changes

in certain outlooks in
Europe of $
82

million.
In 2020, “Changes in valuation allowance, net” predominantly reflects

increases in the valuation allowance
resulting from changes in the expectations at that time of future economic conditions due to impacts at that
time on the Company’s business from the COVID-19

pandemic.

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
There were no significant impacts from “Effects

of changes in tax laws and enacted tax rates”

in 2021. In
2020, the amount primarily reflects the impact of changes

to tax rates in certain countries in Asia for
$
16

million. In 2019, the amount primarily reflects a change in

tax law applicable to a country in Europe. The
benefit in 2019 was mostly offset by a related change

in the valuation allowance,

resulting in a net benefit of
$
17

million.
In 2021, “Non-deductible / non-taxable items” includes $
567

million in benefits primarily due to impacts of
divestments and internal reorganizations where the reported

net gain from sale of businesses exceeded the
related taxable gain as well as the impact of a recognition of previously unrecognized outside basis
differences. In 2020, the negative impact was

$
232

million, and included $
82

million for the impairment of
non-deductible goodwill. In addition, the amount in 2020 includes

$
62

million relating to non-operational
pension costs resulting from the settlement of certain defined benefit plans which were principally not
deductible. “Non-deductible / non-taxable items” also

includes other items that were deducted for financial
accounting purposes but are typically not tax deductible, such as certain interest expense costs, local taxes
on productive activities, disallowed amounts for meals and

entertainment expenses and other similar items.
The amounts in 2019 related primarily to these typically

non-deductible items.
In 2021 and 2019, “Unrecognized tax benefits” in the table

above included a net cost of $
150

million and
$
91

million, respectively,

related to the interpretation for tax law and double

tax treaty agreements by
competent tax authorities. In 2020, “Unrecognized tax

benefits” included a benefit of $
20

million.
In 2020, “Other, net” includes

an expense of $
54

million, related to finalization of tax audits in Europe.

Deferred tax assets and liabilities (excluding amounts

held for sale and in discontinued operations) consisted
of the following:
December 31, ($ in millions)

2021

2020

Deferred tax assets:
Unused tax losses and credits

551
758
Provisions and other accrued liabilities

757
750
Other current assets including receivables
104
114
Pension

338
413
Inventories

266
370
Intangible assets
1,135
901
Other

57
48
Total gross deferred tax asset
3,208
3,354
Valuation allowance

(1,263)
(1,518)
Total gross deferred tax asset, net of valuation allowance
1,945
1,836
Deferred tax liabilities:
Property, plant and equipment

(245)
(275)
Intangible assets
(281)
(419)
Other assets
(107)
(107)
Pension
(302)
(223)
Other liabilities

(175)
(268)
Inventories

(35)
(29)
Unremitted earnings of subsidiaries
(308)
(333)
Total gross deferred tax liability
(1,453)
(1,654)
Net deferred tax asset (liability )
492
182
Included in:
“Deferred taxes”—non-current assets
1,177
843
“Deferred taxes”—non-current liabilities
(685)
(661)
Net deferred tax asset (liability)
492
182
Certain entities have deferred tax assets related to net

operating loss carry
‑
forwards and other items. As
recognition of these assets in certain entities did not meet the more likely than not criterion, valuation
allowances have been recorded.

“Unused tax losses and credits” at December 31,

2021 and 2020, in the
table above, included $
93

million and $
170

million, respectively,

for which the Company has established a
valuation allowance as, due to limitations imposed by

the relevant tax law, the Company

determined that,
more likely than not, such deferred tax assets would not be realized.
The valuation allowance at December 31, 2021, 2020

and 2019, was $
1,263

million, $
1,518

million and
$
1,632

million, respectively.
At December 31, 2021 and 2020, deferred tax liabilities

totaling $
308

million and $
333

million, respectively,
have been provided for withholding taxes, dividend distribution taxes or additional corporate income taxes
(hereafter “withholding taxes”) on unremitted earnings

which will be payable in foreign jurisdictions in the
event of repatriation of the foreign earnings to Switzerland.

Income which has been generated outside of
Switzerland and has already been subject to corporate income tax in such foreign jurisdictions is, to a large
extent, tax exempt in Switzerland and therefore, generally

no or only limited Swiss income tax has to be
provided for on the repatriated earnings of foreign subsidiaries.

Certain countries levy withholding taxes on dividend distributions and these taxes cannot always be fully
reclaimed by the Company’s relevant subsidiary

receiving the dividend although the taxes have to be
withheld and paid by the relevant subsidiary distributing

such dividend.

In 2021 and 2020, certain taxes arose
in certain foreign jurisdictions for which the technical

merits do not allow utilization of benefits. At
December 31, 2021 and 2020, foreign subsidiary retained

earnings subject to withholding taxes upon
distribution of approximately $
100

million and $
100

million, respectively,

were considered as indefinitely
reinvested, as these funds are used for financing current

operations as well as business growth through
working capital and capital expenditure in those countries

and, consequently,

no deferred tax liability was
recorded.
At December 31, 2021, net operating loss carry
‑
forwards of $
2,170

million and tax credits of $
69

million were
available to reduce future income taxes of certain subsidiaries.

Of these amounts, $
1,258

million of operating
loss carry-forwards and $
48

million of tax credits will expire in varying amounts

through 2045, while the
remainder are available for carryforward indefinitely.

The largest amount of these carry
‑
forwards related to
the Company’s Europe operations.
Unrecognized tax benefits consisted of the following:
Penalties and
interest
related to
Unrecognized unrecognized
($ in millions) tax benefits tax benefits Total
Classification as unrecognized tax items on January 1, 2019
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

63
6
69
Balance at December 31, 2020, which would, if recognized, affect the effective tax rate
1,298
192
1,490
Net change due to acquisitions and divestments

16
(6)
10
Increase relating to prior year tax positions

240
58
298
Decrease relating to prior year tax positions

(42)
(3)
(45)
Increase relating to current year tax positions

98
7
105
Decrease due to settlements with tax authorities

(175)
(20)
(195)
Decrease as a result of the applicable statute of limitations

(72)
(22)
(94)
Exchange rate differences

(41)
(7)
(48)
Balance at December 31, 2021, which would, if recognized, affect the effective tax rate
1,322
199
1,521
In 2021, “Increase relating to current year tax positions”

included a total of $
72

million in taxes related to the
interpretation of tax law and double tax treaty agreements by competent tax authorities.

In 2020 and 2019, “Increase relating to current year tax

positions” included a total of $
381

million and
$
163

million, respectively,

in taxes related to the interpretation of tax law and double tax treaty agreements by
competent tax authorities. In 2020, $
301

million of the $
381

million is reported as Income tax expense in
discontinued operations.
In 2021, “Increase relating to prior year tax positions” included a total of $
240

million related to the
interpretation of tax law and double tax treaty agreements by competent tax authorities in Europe.
In 2020, “Increase relating to prior year tax positions” is

predominantly related to the interpretation of tax law
and double tax treaty agreements by competent tax authorities in Europe, of which $
73

million is reported as
Income tax expense in discontinued operations.
In 2021, “Decrease relating to prior year tax positions” included a total of $
42

million related to tax risk
assessments in Europe of $
33

million.
In 2020, “Decrease relating to prior year tax positions”

included a total of $
85

million related to a change of
interpretation of tax law in Asia and changed tax risk assessments in Europe of $
59

million.
In 2021, “Decrease due to settlements with tax authorities”

is predominantly related to tax assessments
received in Europe.
In 2020, “Decrease due to settlements with tax authorities”

is predominantly related to closed tax audits in
Europe.
At December 31, 2021, the Company expected the resolution,

within the next twelve months, of unrecognized
tax benefits related to pending court cases amounting to $
63

million for income taxes, penalties and interest.
Otherwise, the Company had not identified any other

significant changes which were considered reasonably
possible to occur within the next twelve months.
At December 31, 2021, the earliest significant open tax years that remained subject to examination were the
following:
Region Year
Europe

2015
United States
2018
Rest of Americas
2017
China
2012
Rest of Asia, Middle East and Africa

2011
—
Note 17
Employee benefits
The Company operates defined benefit pension plans,

defined contribution pension plans, and termination
indemnity plans, in accordance with local regulations and

practices. At December 31, 2021, the Company’s
most significant defined benefit pension plans are in Switzerland as well as in Germany,

the United Kingdom,
and the United States. These plans cover a large portion of

the Company’s employees and provide benefits
to employees in the event of death, disability,

retirement, or termination of employment. Certain of these
plans are multi
‑
employer plans. The Company also operates other postretirement benefit plans including
postretirement health care benefits and other employee
‑
related benefits for active employees including
long
‑
service award plans. The measurement date used

for the Company’s employee benefit plans is
December 31. The funding policies of the Company’s

plans are consistent with local government and tax
requirements.

During 2020, the Company took steps to transfer the defined

benefit pension risks in
three

International
countries to external financial institutions.
Two

of these plans were settled entirely for accounting purposes while the third plan involved the settlement of specific obligations for certain former employees. In connection
with these transactions, the Company made net payments of

$
309

million and recorded non-operational
pension charges of $
520

million which were included in net periodic benefit cost

as curtailments, settlements
and special termination benefits. The Company also made cash payments of $
143

million and recorded non-
operational pension charges of $
101

million in 2020 for the settlement of pension obligations

in discontinued
operations.
The Company recognizes in its Consolidated Balance Sheets

the funded status of its defined benefit pension
plans, postretirement plans and other employee
‑
related benefits measured as the difference between

the fair
value of the plan assets and the benefit obligation.
Unless otherwise indicated, the following tables include amounts relating to both continuing and discontinued
operations.
Obligations and funded status of the plans
The change in benefit obligation, change in fair value of

plan assets, and funded status recognized in the
Consolidated Balance Sheets were as follows:
Other
Defined pension postretirement
benefits benefits
Switzerland International International
($ in millions) 2021 2020 2021 2020 2021 2020
Benefit obligation at January 1,
3,870
4,308
5,527
7,878
98
110
Service cost
61
74
47
92
1
1
Interest cost
(5)
6
72
111
2
3
Contributions by plan participants
36
72
8
12
—
—
Benefit payments
(130)
(160)
(207)
(295)
(9)
(12)
Settlements
(124)
(101)
(84)
(2,542)
—
—
Benefit obligations of businesses acquired (divested)
—
(765)
(46)
(165)
(11)
(5)
Actuarial (gain) loss
(140)
71
(15)
214
(8)
4
Plan amendments and other
—
—
13
(64)
(2)
(3)
Exchange rate differences
(134)
365
(200)
286
—
—
Benefit obligation at December 31,

3,434
3,870
5,115
5,527
71
98
Fair value of plan assets at January 1,

4,133
4,189
4,608
6,246
—
—
Actual return on plan assets
279
191
197
375
—
—
Contributions by employer
63
228
124
611
9
12
Contributions by plan participants
36
72
8
12
—
—
Benefit payments
(130)
(160)
(207)
(295)
(9)
(12)
Settlements
(124)
(101)
(84)
(2,542)
—
—
Plan assets of businesses acquired (divested)
—
(664)
(50)
(82)
—
—
Plan amendments and other
—
—
14
62
—
—
Exchange rate differences
(144)
378
(147)
221
—
—
Fair value of plan assets at December 31,

4,113
4,133
4,463
4,608
—
—
Funded status — overfunded (underfunded)
679
263
(652)
(919)
(71)
(98)

The amounts recognized in "Accumulated other comprehensive

loss" and "Noncontrolling interests" were:
Defined pension Other postretirement
benefits benefits
December 31, ($ in millions)

2021

2020

2019

2021

2020

2019

Net actuarial (loss) gain
(1,540)
(2,038)
(2,782)
21
21
28
Prior service credit
72
75
59
7
11
13
Amount recognized in OCI
(1)

and NCI
(2)
(1,468)
(1,963)
(2,723)
28
32
41
Taxes

associated with amount recognized
in OCI and NCI
352
374
536
— — —
Amount recognized in OCI and NCI, net of tax (3)
(1,116)
(1,589)
(2,187)
28
32
41
(1)

OCI represents

“Accumulated

other comprehensive

loss”.
(2)

NCI represents

“Noncontrolling

interests”.
(3)

NCI, net of

tax, amounted

to $
0

million,

$
(1)

million

and $
(1)

million

at December

31, 2021,

2020 and

2019.
In addition, the following amounts were recognized

in the Company's Consolidated Balance Sheets:

Defined pension Other postretirement
benefits benefits
Switzerland International International
December 31, ($ in millions) 2021 2020 2021 2020 2021 2020
Overfunded plans
683
267
208
92
— —
Underfunded plans — current
—
—
(23)
(22)
(7)
(9)
Underfunded plans — non-current
(4)
(4)
(837)
(989)
(64)
(89)
Funded status - overfunded (underfunded)
679
263
(652)
(919)
(71)
(98)
December 31, ($ in millions) 2021 2020
Non-current assets
Overfunded pension plans
891
359
Other employee-related benefits
1
1
Pension and other employee benefits
892
360
December 31, ($ in millions) 2021 2020
Current liabilities
Underfunded pension plans
(23)
(22)
Underfunded other postretirement benefit plans
(10)
(9)
Other employee-related benefits
(8)
(11)
Pension and other employee benefits
(41)
(42)
December 31, ($ in millions) 2021 2020
Non-current liabilities
Underfunded pension plans
(841)
(993)
Underfunded other postretirement benefit plans
(62)
(89)
Other employee-related benefits
(122)
(149)
Pension and other employee benefits
(1,025)
(1,231)

The accumulated benefit obligation (ABO) for all defined benefit pension plans was $
8,452

million and
$
9,310

million at December 31, 2021 and 2020, respectively.

The projected benefit obligation (PBO), ABO
and fair value of plan assets, for pension plans with a

PBO in excess of fair value of plan assets or ABO in
excess of fair value of plan assets, was:
PBO exceeds fair value of plan assets ABO exceeds fair value of plan assets
December 31, Switzerland International Switzerland International
($ in millions)

2021

2020

2021

2020

2021

2020

2021

2020

PBO
12
13
2,994
5,131
12
13
2,979
5,008
ABO
12
13
2,917
5,056
12
13
2,905
4,942
Fair value of plan assets
8
9
2,133
4,120
8
9
2,119
4,004
All of the Company's other postretirement benefit plans

are unfunded.
Components of net periodic benefit cost
Net periodic benefit cost consisted of the following:
Defined pension Other postretirement
benefits benefits
Switzerland International International
($ in millions) 2021 2020 2019 2021 2020 2019 2021 2020 2019
Operational pension cost:
Service cost
61
74
76
47
92
113
1
1
1
Operational pension cost
61
74
76
47
92
113
1
1
1
Non-operational pension cost (credit):
Interest cost
(5)
6
15
72
111
174
2
3
4
Expected return on plan assets
(116)
(123)
(112)
(178)
(253)
(276)
—
—
—
Amortization of prior service cost (credit)
(9)
(11)
(14)
(2)
2
2
(3)
(2)
(5)
Amortization of net actuarial loss
—
7
—
67
109
108
(2)
(3)
(3)
Curtailments, settlements and special
termination benefits
1
6
11
7
644
27
—
—
(10)
Non-operational pension cost (credit)
(129)
(115)
(100)
(34)
613
35
(3)
(2)
(14)
Net periodic benefit cost
(68)
(41)
(24)
13
705
148
(2)
(1)
(13)
The components of net periodic benefit cost other than

the service cost component are included in the line
Non-operational pension (cost) credit in the Consolidated

Income Statements. Net periodic benefit cost
includes $
121

million and $
47

million in 2020 and 2019, respectively,

related to discontinued operations.

Assumptions
The following weighted-average assumptions were used

to determine benefit obligations:
Defined pension Other postretirement
benefits benefits
Switzerland International International
December 31, (in %) 2021 2020 2021 2020 2021 2020
Discount rate
0.2
—
2.1
1.6
2.6
2.1
Rate of compensation increase

— —
1.5
1.0
0.3
0.2
Rate of pension increase — —
1.7
1.4
— —
Cash balance interest credit rate
1.0
1.0
2.1
2.1
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
respective plan’s obligations.
The following weighted-average assumptions were used

to determine the “Net periodic benefit cost”:
Defined pension Other postretirement
benefits benefits
Switzerland International International
(in %) 2021 2020 2019 2021 2020 2019 2021 2020 2019
Discount rate
—
0.3
0.8
1.6
1.9
2.8
2.1
2.8
3.9
Expected long-term rate of return on plan
assets
3.0
3.0
3.0
4.0
4.3
4.9
— — —
Rate of compensation increase — — —
1.0
2.2
2.4
0.2
0.2
0.2
Cash balance interest credit rate
1.0
1.0
1.0
2.1
1.6
1.6
— — —
The “Expected long-term rate of return on plan assets”

is derived for each benefit plan by considering the
expected future long-term return assumption for each individual asset class.

A single long-term return
assumption is then derived for each plan based upon the

plan’s target asset allocation.
The Company maintains other postretirement benefit plans, which are generally contributory with participants’
contributions adjusted annually.

The assumptions used were:
December 31, 2021 2020
Health care cost trend rate assumed for next year
5.1%
5.9%
Rate to which the trend rate is assumed to decline (the ultimate trend rate)
4.5%
4.9%
Year that the rate reaches the ultimate trend rate
2026
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

The boards of trustees’ investment goal is to maximize

the long-term returns of plan assets within specified
risk parameters, while considering the future liabilities

and liquidity needs of the individual plans. Risk
measures taken into account include the funding ratio

of the plan, the likelihood of extraordinary cash
contributions being required, the risk embedded in each individual asset class, and the plan asset portfolio as
a whole.
The Company’s global pension asset allocation is the

result of the asset allocations of the individual plans,
which are set by the respective boards of trustees. The target asset allocation of the Company’s plans on a
weighted-average basis is as follows:
Target
(in %) Switzerland International
Asset class
Equity
15
15
Fixed income
54
72
Real estate
26
4
Other
5
9
Total
100
100
The actual asset allocations of the plans are in line with the target asset allocations.
Equity securities primarily include investments in large-cap and mid-cap publicly traded companies. Fixed
income assets primarily include corporate bonds of companies from diverse industries and government
bonds. Both fixed income and equity assets are invested either via funds or directly in segregated investment
mandates, and include an allocation to emerging markets.

Real estate consists primarily of investments in
real estate in Switzerland held in the Swiss plans. The “Other”

asset class includes investments in private
equity, hedge funds,

commodities, and cash, and reflects a variety of investment

strategies.
Based on the above global asset allocation and the fair

values of the plan assets, the expected long-term
return on assets at December 31, 2021, is
3.4

percent. The Company and the local boards of

trustees
regularly review the investment performance of the asset classes and individual asset managers. Due to the
diversified nature of the investments, the Company is

of the opinion that no significant concentration of risks
exists in its pension fund assets.
At December 31, 2021 and 2020, plan assets include ABB

Ltd’s shares (as well as an insignificant amount of
the Company’s debt instruments) with a total value

of $
8

million and $
8

million, respectively.
The fair values of the Company’s pension plan assets

by asset class are presented below.

For further
information on the fair value hierarchy and an overview

of the Company’s valuation techniques applied, see
the “Fair value measures” section of Note 2.

Not subject
Total
December 31, 2021 ($ in millions) Level 1 Level 2 to leveling (1) fair value
Asset class
Equity
Equity securities
124
1
125
Mutual funds/commingled funds
1,049
1,049
Emerging market mutual funds/commingled funds
218
218
Fixed income
Government and corporate securities
314
1,366
1,680
Government and corporate—mutual funds/commingled funds
3,121
3,121
Emerging market bonds—mutual funds/commingled funds
428
428
Real estate
1,326
1,326
Insurance contracts
74
74
Cash and short-term investments
75
158
233
Private equity 65
257
322
Total
513
6,480
1,583
8,576
Not subject Total
December 31, 2020 ($ in millions) Level 1 Level 2 to leveling (1) fair value
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

to leveling
.
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

Investments in private equity can never be
redeemed, but instead the funds will make distributions

through liquidation of the underlying assets. Total
unfunded commitments for the private equity funds were

approximately $
125

million and $
115

million at
December 31, 2021 and 2020, respectively.

The real estate funds are typically subject to a

lock-in period of
up to three years after subscribing. After this period, the

real estate funds typically offer a redemption

notice
of three to twelve months.

Contributions
Employer contributions were as follows:
Defined pension Other postretirement
benefits benefits
Switzerland International International
($ in millions) 2021 2020 2021 2020 2021 2020
Total

contributions to defined benefit pension
and other postretirement benefit plans
63
228
124
611
9
12
Of which, discretionary contributions to

defined benefit pension plans
—
152
61
520
—
—
The total contributions included non-cash contributions

totaling $
53

million and $
224

million, respectively,

for
2021 and 2020, of available-for-sale debt securities to

certain of the Company’s pension plans.
The Company expects to contribute approximately $
108

million to its defined benefit pension plans in 2022.
Of these discretionary contributions, $
5

million are expected to be non-cash contributions. The

Company
expects to contribute approximately $
7

million to its other postretirement benefit plans in 2022.
The Company also contributes to a number of defined contribution plans. The aggregate expense for these
plans in continuing operations was $
278

million, $
205

million and $
190

million in 2021, 2020 and 2019,
respectively. Contributions

to multi-employer plans were not significant in 2021, 2020

and 2019.

Estimated future benefit payments
The expected future cash flows to be paid by the Company’s

plans in respect of pension and other
postretirement benefit plans at December 31, 2021, are

as follows:
Defined pension Other postretirement
benefits benefits
($ in millions) Switzerland International International
2022
256
265
7
2023
241
257
7
2024
226
255
6
2025
220
256
6
2026
213
259
5
Years 2027 - 2031
977
1,299
22
—
Note 18
Share-based payment arrangements
The Company has granted share-based instruments to

its employees under
three

principal share
‑
based
payment plans, as more fully described in the respective

sections below. Compensation

cost for
equity
‑
settled awards is recorded in Total

cost of sales and in Selling, general and administrative

expenses
and totaled $
59

million, $
44

million and $
46

million in 2021, 2020 and 2019, respectively,

while compensation
cost for cash
‑
settled awards,

recorded in Selling, general and administrative expenses,

was not significant,
as mentioned in the WARs, LTIP

and Other share
‑
based payments sections of this note. The total tax benefit
recognized in 2021, 2020 and 2019 was not significant.

At December 31, 2021, the Company had the ability to

issue up to
94

million new shares out of contingent
capital in connection with share
‑
based payment arrangements. In addition,
23

million of the
95

million shares
held by the Company as treasury stock at December 31,

2021, could be used to settle share
‑
based payment
arrangements.
As the primary trading market for the shares of ABB Ltd

is the SIX Swiss Exchange (on which the shares are
traded in Swiss francs) and substantially all the share
‑
based payment arrangements with employees are
based on the Swiss franc share or have strike prices set in Swiss francs, certain data disclosed below related
to the instruments granted under share
‑
based payment arrangements are presented in Swiss francs.
Management Incentive Plan
Up to 2019, the Company offered, under the MIP,

options and cash
‑
settled WARs to key employees

for
no
consideration. Starting in 2020, the employee group

previously eligible to receive grants under the MIP were
granted shares under the LTIP

(see LTIP section

below) and consequently no grants were made in 2021

and
2020 under the MIP.
The options granted under the MIP allow participants to

purchase shares of ABB Ltd at predetermined prices.
Participants may sell the options rather than exercise the right to purchase shares. Equivalent warrants are
listed by a third
‑
party bank on the SIX Swiss Exchange, which facilitates pricing and transferability of options
granted under this plan. The options entitle the holder

to request that the third
‑ party bank purchase such
options at the market price of equivalent listed warrants

related to that MIP launch. If the participant elects

to
sell the options, the options will thereafter be held by a

third party and, consequently,

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

life of
each option, based on the fact that after the vesting period, a participant can elect to sell the option rather
than exercise the right to purchase shares, thereby also

realizing the time value of the options. The risk
‑
free
rate was based on a six‑year

Swiss franc interest rate, reflecting the
six‑year

contractual life of the options. In
estimating forfeitures, the Company used data from previous

comparable MIP launches.
2019
Expected volatility

19%
Dividend yield

4.7%
Expected term

6 years
Risk-free interest rate

-0.9%

Presented below is a summary of the activity related to options under the MIP:
Weighted- Weighted- Aggregate
average average intrinsic
exercise remaining value
Number of Number of price contractual (in millions
options shares (in Swiss term of Swiss
(in millions) (in millions) (1) francs) (2) (in years) francs) (3)
Outstanding at January 1, 2021
336.1
67.2
21.16
Exercised (4)
(160.0)
(32.0)
20.25
Forfeited
(1.7)
(0.3)
20.31
Outstanding at December 31, 2021
174.4
34.9
22.00
2.4
450
Vested and expected to vest
at December 31, 2021
174.4
34.9
22.00
2.4
450
Exercisable at December 31, 2021
158.5
31.7
22.30
2.3
400
(1)
Information

presented

reflects

the number

of ABB Ltd

shares that

can be received

upon exercise,

as options

have a conversion

ratio of
5
:1.
(2)
Information

presented

reflects

the exercise

price per

ABB Ltd share.
(3)
Computed using

the closing

price, in

Swiss francs,

of ABB Ltd

shares on

the SIX

Swiss Exchange

and the exercise

price of

each option

in
Swiss francs.
(4)
The cash received

upon exercise

amounted

to approximately

$
693

million.

The shares

were delivered

out of treasury

stock.
At December 31, 2021, the total unrecognized compensation

cost related to non
‑
vested options granted
under the MIP was not significant.

The weighted
‑ average grant ‑ date fair value (per option) of options granted during 2019 was
0.34

Swiss francs. As mentioned previously,

no options were granted in 2021 and 2020. In
2021 and 2020, the aggregate intrinsic value (on the date of exercise) of options exercised was
approximately $
313

million and $
38

million, respectively,

while the amount in 2019 was not significant.
Presented below is a summary,

by launch, related to options outstanding at December

31, 2021:
Weighted-
average
Number of Number of remaining
options shares contractual
Exercise price (in Swiss francs)
(1)
(in millions) (in millions) (2) term (in years)
21.50
9.3
1.9
0.7
22.50
63.4
12.7
1.6
23.50
61.6
12.3
2.7
19.00
40.1
8.0
3.7
Total number of options and shares
174.4
34.9
2.4
(1)
Information

presented

reflects

the exercise

price per

share of

ABB Ltd.
(2)
Information

presented

reflects

the number

of shares

of ABB Ltd

that can

be received

upon exercise.
WARs
As each WAR gives the holder the right

to receive cash equal to the market price of the equivalent

listed
warrant on date of exercise, the Company records a liability based upon the fair value of outstanding WARs
at each period end, accreted on a straight
‑
line basis over the three‑year

vesting period. In Selling, general
and administrative expenses, the Company records

the changes in both the fair value and vested portion

of
the outstanding WARs. To

hedge its exposure to fluctuations in the fair value of outstanding

WARs, the
Company purchased cash
‑
settled call options, which entitle the Company to receive

amounts equivalent to
its obligations under the outstanding WARs.

The cash
‑
settled call options are recorded as derivatives
measured at fair value (see Note 6), with subsequent changes in fair value recorded in Selling, general and
administrative expenses to the extent that they offset

the change in fair value of the liability for the WARs.
The total impact in Selling, general and administrative

expenses in 2021, 2020 and 2019 was not significant.

The aggregate fair value of outstanding WARs

was $
29

million and $
21

million at December 31, 2021 and
2020, respectively. The

fair value of WARs was determined

based upon the trading price of equivalent
warrants listed on the SIX Swiss Exchange.
Presented below is a summary of the activity related to WARs:
(in millions) Number of WARs
Outstanding at January 1, 2021
22.1
Exercised
(12.6)
Forfeited
(0.1)
Outstanding at December 31, 2021
9.4
Exercisable at December 31, 2021
3.8
The aggregate fair value at date of grant of WARs

granted in 2019 was not significant. As mentioned
previously,
no

grants were made in 2021 and 2020 under the MIP.

In 2021 and 2020, share
‑
based liabilities
of $
25

million and $
13

million, respectively,

were paid upon exercise of WARs by

participants. The amounts
in 2019 were not significant.
Employee Share Acquisition Plan
The employee share acquisition plan (ESAP) is an employee

stock
‑ option plan with a savings feature.
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

The savings are accumulated in bank accounts held

by
a third
‑
party trustee on behalf of the participants and earn

interest, where applicable. Employees can
withdraw from the ESAP at any time during the savings

period and will be entitled to a refund of their
accumulated savings.
The fair value of each option is estimated on the date

of grant using the same option valuation model as
described under the MIP,

using the assumptions noted in the table below.

The expected term of the option
granted has been determined to be the contractual one‑year

life of each option, at the end of which the
options vest and the participants are required to decide whether to exercise their options or have their
savings returned with interest. The risk ‑ free rate is based on one‑year

Swiss franc interest rates, reflecting
the one‑year

contractual life of the options. In estimating forfeitures,

the Company has used the data from
previous ESAP launches.
2021 2020 2019
Expected volatility

20%
24%
18%
Dividend yield

2.9%
3.8%
4.1%
Expected term

1 year
1 year
1 year
Risk-free interest rate

-0.6%
-0.7%
-0.7%

Presented below is a summary of activity under the ESAP:
Weighted- Weighted- Aggregate
average average intrinsic
exercise remaining value
Number of price contractual (in millions
shares (in Swiss term of Swiss
(in millions) (1) francs) (2) (in years) francs) (2)(3)
Outstanding at January 1, 2021
2.1
22.87
Granted
1.8
30.32
Forfeited
(0.1)
22.87
Exercised (4)
(1.7)
22.87
Not exercised (savings returned plus interest)
(0.3)
22.87
Outstanding at December 31, 2021
1.8
30.32
0.8
8.3
Vested and expected to vest at December 31, 2021
1.7
30.32
0.8
7.9
Exercisable at December 31, 2021
—
—
—
—
(1)
Includes shares

represented

by ADS.
(2)
Information

presented

for ADS

is based

on equivalent

Swiss franc

denominated

awards.
(3)
Computed using

the closing

price, in

Swiss francs,

of ABB Ltd

shares on

the SIX

Swiss Exchange

and the exercise

price of

each option

in
Swiss francs.
(4)
The cash received

in 2021 from

exercises

was approximately

$
42

million.

The shares

were delivered

out of treasury

stock.
The exercise prices per ABB Ltd share and per ADS of
30.32

Swiss francs and $
33.35
, respectively,

for the
2021 grant,
22.87

Swiss francs and $
24.93
, respectively,

for the 2020 grant, and
20.78

Swiss francs and
$
20.17
, respectively,

for the 2019 grant were determined using the closing price

of the ABB Ltd share on the
SIX Swiss Exchange and ADS on the New York

Stock Exchange on the respective grant dates.
At December 31, 2021, the total unrecognized compensation

cost related to non
‑
vested options granted
under the ESAP was not significant. The weighted ‑ average grant ‑ date fair value (per option) of options granted during 2021, 2020 and 2019 was
1.96

Swiss francs,
1.67

Swiss francs and
1.05

Swiss francs,
respectively. The total

intrinsic value (on the date of exercise) of options exercised in 2021 was approximately
$
14

million, while in 2020 and 2019 it was not significant.
Long-Term Incentive

Plan
The long
‑
term incentive plan (LTIP)

involves annual grants of the Company’s stock

subject to certain
conditions (Performance Shares) to members of the Company’s

Executive Committee and selected other
senior executives, as defined in the terms of the LTIP.

Starting with 2020, certain of the employee group
previously eligible to receive grants under the MIP have been included in the LTIP.

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

LTIP.
The Performance Shares under the 2021, 2020 and 2019

LTIP launches

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
200

percent of the conditional grant).
Under the 2019 LTIP

launches, participants receive
65

percent of the shares that have vested in the form of
shares and
35

percent of the value of the shares that have vested in cash,

with the possibility to elect to also
receive the
35

percent portion in shares rather than in cash. Under

the 2021 and 2020 LTIP

launches,
participants generally do not have the ability to receive

any of the award in cash, subject to legal restrictions
in certain jurisdictions.
Presented below is a summary of activity under the Performance

Shares of the LTIP:
Weighted-average
Number of grant-date
Performance Shares fair value per share
(in millions) (Swiss francs)
Nonvested at January 1, 2021
1.3
12.76
Granted
0.9
38.92
Vested
(0.4)
25.78
Forfeited
(0.3)
19.82
Nonvested at December 31, 2021
1.5
23.23
The aggregate fair value, at the dates of grant, of Performance

Shares granted in 2021 and 2019 was
$
37

million and $
18

million, respectively,

while in 2020 it was not significant. The total grant-date

fair value of
shares that vested during 2019 was $
21

million. The amounts in 2021 and 2020 were not significant.

The
weighted-average grant-date fair value (per share) of shares granted during 2021, 2020 and 2019 was
38.92

Swiss francs,
10.50

Swiss francs and
15.94

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
Nonvested at January 1, 2021
1.2
15.80
Granted
0.9
26.39
Forfeited
(0.1)
18.09
Nonvested at December 31, 2021
2.0
20.61
The aggregate fair value, at the dates of grant, of Restricted

Shares granted in 2021 and 2020 was
$
26

million and $
22

million, respectively.

The weighted
‑ average grant ‑ date fair value (per share) of shares
granted during 2021 and 2020 was
26.39

Swiss francs and
15.76

Swiss francs, respectively.

Equity
‑
settled awards are recorded in the Additional paid
‑
in capital component of Stockholders’ equity,

with
compensation cost recorded in Selling, general and administrative expenses over the vesting period (which is
from grant date to the end of the vesting period) based on

the grant
‑
date fair value of the shares.
Cash ‑
settled awards are recorded as a liability,

remeasured at fair value at each reporting date for the
percentage vested, with changes in the liability recorded in Selling,

general and administrative expenses.
At December 31, 2021, total unrecognized compensation cost

related to equity
‑
settled awards under the LTIP
was $
59

million and is expected to be recognized over a weighted-average period of
2

years. The
compensation cost recorded in 2021, 2020 and 2019

for cash
‑
settled awards was not significant.
For the relative total shareholder return component of the

LTIP launches,

the fair value of granted shares at
grant date, for equity
‑
settled awards, and at each reporting date, for cash
‑
settled awards, is determined using
a Monte Carlo simulation model. The main inputs to this

model are the Company’s share price and dividend
yield, the volatility of the Company’s and the peer

group’s share price as well as the correlation between

the
peer companies. For the earnings per share component

of the LTIP launches,

the fair value of granted
shares is based on the market price of the ABB Ltd share

at grant date for equity
‑ settled awards and at each
reporting date for cash
‑
settled awards, as well as the probable outcome of the earnings per share
achievement, as computed using a Monte Carlo simulation

model. The main inputs to this model are the
Company’s and external financial analysts’ revenue

growth rates and Operational EBITA

margin
expectations.
Other share
‑
based payments
The Company has other minor share
‑
based payment arrangements with certain employees.

The
compensation cost related to these arrangements in 2021,

2020 and 2019 was not significant.
—
Note 19
Stockholders' equity
At December 31, 2021, the Company had
2,557

million authorized shares, of which
2,053

million were
registered and issued. At December 31, 2020, the Company

had
2,672

million authorized shares, of which
2,168

million were registered and issued.
At the Annual General Meeting of Shareholders (AGM) in

March 2021, the shareholders approved the
proposal of the Board of Directors to distribute a total of
0.80

Swiss francs per share. The approved dividend
distribution amounted to $
1,730

million with the Company disbursing a portion in March 2021

and the
remaining amounts in April 2021. At the AGM in March

2020,

the shareholders approved the proposal of the
Board of Directors to distribute a total of
0.80

Swiss francs per share. The approved dividend distribution
amounted to $
1,758

million and was paid in April 2020. At the AGM

in March 2019, the shareholders
approved the proposal of the Board of Directors to distribute a total of
0.80

Swiss francs per share. The
approved dividend distribution amounted to $
1,675

million and was paid in May 2019.
In July 2020, the Company announced it initially intends

to buy
10

percent of its share capital (which at the
time represented a maximum of
180

million shares, in addition to those already held in treasury)

through the
share buyback program that started in July 2020. The

initial share buyback program was executed on a
second trading line on the SIX Swiss Exchange and was

completed in March 2021. Through this buyback
program, the Company purchased a total of approximately
129

million shares for approximately $
3.5

billion,
of which approximately
20

million shares (resulting in an increase in Treasury

stock of $
628

million) were
purchased in 2021 and approximately
109

million shares (resulting in an increase in Treasury

Stock of
$
2,835

million) were purchased in 2020. At the AGM on March

25, 2021, shareholders approved the
cancellation of
115

million of the shares purchased under this buyback program

and the cancellation was
completed in the second quarter of 2021, resulting in a

decrease in Treasury stock of $
3,157

million and a
corresponding total decrease in Capital stock, Additional paid-in capital and Retained earnings.

In March 2021, the Company announced a follow-up share

buyback program of up to $
4.3

billion. This
buyback program, which was launched in April 2021,

is being executed on a second trading line on the SIX
Swiss Exchange and is planned to run until the Company’s

AGM in March 2022. Through this follow-up
buyback program, the Company purchased, in 2021, approximately
59

million shares, resulting in an increase
in Treasury stock of $
2,022

million. At the March 2022 AGM, the Company intends

to request shareholder
approval to cancel the shares purchased through this follow-up share buyback program as well as those
shares purchased under the initial share buyback program

that were not proposed for cancellation at the
Company’s AGM in March 2021.
In addition to the ongoing share buyback program, in 2021

and 2020, the Company purchased
33

million and
13

million, respectively,

of its own shares on the open market, mainly for

use in connection with its employee
share plans, resulting in an increase in Treasury

stock of $
1,032

million and $
346

million, respectively.
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

31,
2021, such call options representing
5.4

million shares and with strike prices ranging from
19.00

to
23.50

Swiss francs (weighted
‑
average strike price of
21.93

Swiss francs) were held by the bank. The call
options expire in periods ranging from August 2022 to

August 2025. However, only
3.5

million of these
instruments, with strike prices ranging from
19.00

to
23.50

Swiss francs (weighted
‑
average strike price of
22.64

Swiss francs), could be exercised at December

31, 2021, under the terms of the agreement with the
bank.
In addition to the above, at December 31, 2021, the Company

had further outstanding obligations to deliver:
•

up to
2

million shares relating to the options granted under

the 2016 launch of the MIP,

with a
strike price of
21.50

Swiss francs, vested in August 2019 and expiring in August

2022,
•

up to
13

million shares relating to the options granted under the 2017 launch of the MIP,

with a
strike price of
22.50

Swiss francs, vested in August 2020 and expiring in August

2023,
•

up to
12

million shares relating to the options granted under the 2018 launch of the MIP,

with a
strike price of
23.50

Swiss francs, vested in August 2021 and expiring in August

2024,
•

up to
8

million shares relating to the options granted under

the 2019 launch of the MIP,

with a
strike price of
19.00

Swiss francs, vesting in August 2022 and expiring

in August 2025,
•

up to
2

million shares relating to the ESAP,

vesting and expiring in October 2022,
•

up to
8

million shares to Eligible Participants under the

2021, 2020 and 2019 launches of the
LTIP,

vesting and expiring in April 2024, April 2023 and

May 2022, respectively,

and
•

approximately
1

million shares in connection with certain other share
‑
based payment
arrangements with employees.
See Note 18 for a description of the above share
‑
based payment arrangements.
In 2021 and 2020, the Company delivered approximately
36

million and
17

million shares, respectively,

out of
treasury stock, for options exercised in relation to the MIP,

while in 2019 the amount was not significant. In
addition, in 2021, 2020 and 2019, the Company delivered
1.7

million,
1.4

million and
0.5

million shares,
respectively, out

of treasury stock under the ESAP.

Amounts available to be distributed as dividends to the stockholders of ABB Ltd are based on the
requirements of Swiss law and ABB Ltd’s Articles

of Incorporation, and are determined based on amounts
presented in the unconsolidated financial statements of

ABB Ltd, prepared in accordance with Swiss law.

At
December 31, 2021, the total unconsolidated stockholders’

equity of ABB Ltd was
6,837

million Swiss francs
($
7,490

million), including
246

million Swiss francs ($
270

million) representing share capital,
9,443

million
Swiss francs ($
10,345

million) representing reserves and
2,853

million Swiss francs ($
3,125

million)
representing a reduction of equity for own shares (treasury

stock). Of the reserves,
2,853

million Swiss francs
($
3,125

million) relating to own shares and
49

million Swiss francs ($
54

million) representing
20

percent of
share capital, are restricted and not available for distribution.
In February 2022, the Company announced that a proposal

will be put to the 2022 AGM for approval by the
shareholders to distribute
0.82

Swiss francs per share to shareholders.
Subsequent events
Subsequent to December 31, 2021, and up to February

23, 2022, the Company purchased, under the follow-
up share buyback program, an additional
21

million shares, for approximately $
735

million, and, on the open
market, an additional
9

million shares, for approximately $
326

million.
—
Note 20
Earnings per share
Basic earnings per share is calculated by dividing income by the weighted
‑
average number of shares
outstanding during the year.

Diluted earnings per share is calculated by dividing income

by the
weighted
‑
average number of shares outstanding during the year,

assuming that all potentially dilutive
securities were exercised, if dilutive. Potentially dilutive securities comprise outstanding written call options
and outstanding options and shares granted subject to certain conditions under the Company’s share
‑
based
payment arrangements. In 2020 and 2019, outstanding

securities representing a maximum of
79

million and
93

million shares, respectively,

were excluded from the calculation of diluted earnings

per share as their
inclusion would have been antidilutive. None

were excluded in 2021.
Basic earnings per share:
($ in millions, except per share data in $)

2021

2020

2019

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax

4,625
294
1,043
Income (loss) from discontinued operations, net of tax

(79)
4,852
396
Net income

4,546
5,146
1,439
Weighted-average number of shares outstanding (in millions)
2,001
2,111
2,133
Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax

2.31
0.14
0.49
Income (loss) from discontinued operations, net of tax

(0.04)
2.30
0.19
Net income

2.27
2.44
0.67

Diluted earnings per share:
($ in millions, except per share data in $)

2021

2020

2019

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax

4,625
294
1,043
Income (loss) from discontinued operations, net of tax

(79)
4,852
396
Net income

4,546
5,146
1,439
Weighted-average number of shares outstanding (in millions)

2,001
2,111
2,133
Effect of dilutive securities:
Call options and shares

18
8
2
Adjusted weighted-average number of shares outstanding (in millions)
2,019
2,119
2,135
Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax

2.29
0.14
0.49
Income (loss) from discontinued operations, net of tax

(0.04)
2.29
0.19
Net income

2.25
2.43
0.67

—
Note 21
Other comprehensive income
The following table includes amounts recorded within

“Total

other comprehensive income (loss)”

including the
related income tax effects:
2021 2020 2019
Before Tax Net of Before Tax Net of Before Tax Net of
($ in millions) tax effect tax tax effect tax tax effect tax
Foreign currency translation adjustments:
Foreign currency translation adjustments

(521)
—
(521)
500
(2)
498
(130)
—
(130)
Changes attributable to divestments
(9)
—
(9)
519
—
519
(2)
—
(2)
Net change during the year
(530)
—
(530)
1,019
(2)
1,017
(132)
—
(132)
Available-for-sale securities:
Net unrealized gains (losses) arising
during the year
(13)
3
(10)
31
(7)
24
16
(2)
14
Reclassification adjustments for net

(gains) losses included in net income
(6)
1
(5)
(18)
4
(14)
1
(1)
—
Changes attributable to divestments
—
—
—
(3)
—
(3)
— — —
Net change during the year
(19)
4
(15)
10
(3)
7
17
(3)
14
Pension and other postretirement plans:
Prior service (costs) credits arising
during the year
2
(2)
—
55
(12)
43
3
3
6
Net actuarial gains (losses) arising
during the year
437
(26)
411
(243)
43
(200)
(293)
73
(220)
Amortization of prior service cost (credit)

included in net income
(14)
—
(14)
(11)
—
(11)
(25)
(3)
(28)
Amortization of net actuarial loss included
in net income
65
4
69
113
(25)
88
99
(31)
68
Net losses from settlements and curtailments
included in net income
7
—
7
650
(132)
518
38
(6)
32
Changes attributable to divestments
(8)
2
(6)
186
(35)
151
—
—
—
Net change during the year
489
(22)
467
750
(161)
589
(178)
36
(142)
Derivative instruments and hedges:
Net gains (losses) arising during the year
7
1
8
2
—
2
20
—
20
Reclassification adjustments for net (gains)
losses included in net income
(13)
—
(13)
(2)
2
—
(9)
—
(9)
Net change during the year
(6)
1
(5)
—
2
2
11
—
11
Total other comprehensive income (loss)
(66)
(17)
(83)
1,779
(164)
1,615
(282)
33
(249)

The following table shows changes in “Accumulated other

comprehensive loss”

(OCI) attributable to ABB, by
component, net of tax:
Unrealized Pension and
Foreign gains (losses) other post- Accumulated
currency on available- retirement

Derivative
other
translation for-sale plan

instruments
comprehensive
($ in millions) adjustments securities adjustments

and hedges
loss
Balance at January 1, 2019
(3,324)
(4)
(1,967)
(16)
(5,311)
Cumulative effect of changes in
accounting principles (1) — —
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
17
(1,556)
(3)
(4,002)
Other comprehensive (loss) income
before reclassifications
(521)
(10)
411
8
(112)
Amounts reclassified from OCI
(9)
(5)
56
(13)
29
Total other comprehensive (loss) income
(530)
(15)
467
(5)
(83)
Less:
Amounts attributable to noncontrolling
interests
4
— — —
4
Balance at December 31, 2021 (2)
(2,993)
2
(1,089)
(8)
(4,088)
(1)

Amounts relate

to the adoption

of an accounting

standard

update in

2019 regarding

the Tax

Cuts and

Jobs Act

of 2017.
(2)

Due to rounding,

numbers

presented

may not add

to the totals

provided.

The following table reflects amounts reclassified out of OCI in respect of Foreign currency translation
adjustments and Pension and other postretirement plan adjustments:
($ in millions) Location of (gains) losses
Details about OCI components reclassified from OCI 2021 2020 2019
Foreign currency translation adjustments:
Changes attributable to divestments:

- Losses (gains) on other divestments, net
Other income (expense), net
(9)
—
(2)

- Loss on solar inverters business (see Note 4)
Other income (expense), net —
99
—

- Loss on Power Grids business (see Note 3)
Income (loss) from discontinued

operations, net of tax —
420
—
Amounts reclassified from OCI
(9)
519
(2)
Pension and other postretirement plan adjustments:
Amortization of prior service cost (credit) Non-operational pension (cost) credit (1)
(14)
(11)
(25)
Amortization of net actuarial loss Non-operational pension (cost) credit (1)
65
113
99
Net losses from settlements and curtailments Non-operational pension (cost) credit (1)
7
650
38
Changes attributable to divestments:

- Losses (gains) on other divestments, net
Other income (expense), net
(8)
— —

- Loss on Power Grids business (see Note 3)
Income (loss) from discontinued

operations, net of tax
(2)
—
186
—
Total before tax

50
938
112
Tax

Income tax expense
4
(157)
(40)
Changes in tax attributable to divestments:

- Losses (gains) on other divestments, net
Other income (expense), net
2
— —

- Loss on Power Grids business (see Note 3)
Income (loss) from discontinued

operations, net of tax (2) —
(35)
—
Amounts reclassified from OCI
56
746
72
(1)

Amounts in

2020 and

2019, include

a total

of $
94

million

and $
6

million,

respectively,

reclassified

from OCI

to Income

(loss) from
discontinued

operations

(see Note

3).
(2)

Amounts represent

the reclassification

of OCI relating

to pensions,

including

tax, on divestment

of the Power

Grids business.
The amounts reclassified out of OCI in respect of Unrealized gains (losses) on available
‑
for
‑
sale securities
and Derivative instruments and hedges were not significant

in 2021, 2020 and 2019.
—
Note 22
Restructuring and related expenses
OS program
From December 2018 to December 2020, the Company

executed a
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

December 31, 2021:
Contract
settlement,
Employee loss order
($ in millions) severance costs

and other costs
Total
Liability at January 1, 2018
—
—
—
Expenses

65
—
65
Liability at December 31, 2018
65
—
65
Expenses

111
1
112
Cash payments

(44)
(1)
(45)
Change in estimates
(30)
—
(30)
Exchange rate differences

(3)
—
(3)
Liability at December 31, 2019
99
—
99
Expenses

119
17
136
Cash payments

(91)
(15)
(106)
Change in estimates
(10)
—
(10)
Exchange rate differences

4
—
4
Liability at December 31, 2020
121
2
123
Expenses, net of change in estimates
2
2
4
Cash payments

(65)
(3)
(68)
Exchange rate differences

(6)
—
(6)
Liability at December 31, 2021
52
1
53
The following table outlines the costs incurred in 2020

and 2019, and the cumulative costs incurred under the
program per operating segment as well as Corporate and Other:
Cumulative costs
Costs incurred in incurred up to
($ in millions) 2020 2019 December 31, 2020
Electrification
35
18
85
Motion

18
6
25
Process Automation
(1)
37
3
61
Robotics & Discrete Automation
10
8
18
Corporate and Other

49
54
114
Total
149
89
303
(1)

Formerly named

the Industrial

Automation

operating

segment.
The Company recorded the following expenses, net of

change in estimates, under this program:

Cumulative costs
Costs incurred in incurred up to
($ in millions) 2020 2019 December 31, 2020
Employee severance costs
109
81
255
Estimated contract settlement, loss order and other costs
17
1
18
Inventory and long-lived asset impairments
23
7
30
Total
149
89

Restructuring expenses recorded for this program are included in the following line items in the Consolidated
Income Statements:
($ in millions) 2020 2019
Total

cost of sales

38
8
Selling, general and administrative expenses

37
46
Non-order related research and development expenses

4
1
Other income (expense), net

70
34
Total
149
89
Other restructuring-related activities
In addition, during 2021, 2020 and 2019, the Company executed various other restructuring
‑
related activities
and incurred the following charges, net of changes in estimates:

($ in millions) 2021 2020 2019
Employee severance costs

101
164
55
Estimated contract settlement, loss order and other costs
31
18
37
Inventory and long-lived asset impairments

24
12
22
Total
156
194
114
Expenses associated with these activities are recorded in the following line items in the Consolidated Income
Statements:
($ in millions) 2021 2020 2019
Total

cost of sales

71
95
46
Selling, general and administrative expenses

21
50
4
Non-order related research and development expenses

2
10
—
Other income (expense), net

62
39
64
Total
156
194
114
In 2021, the Company initiated a plan to fully exit a product group within one of its non-core businesses. The
exit activities are expected to be completed by the end

of 2022 and incur restructuring-related expenses of
between $
150

million and $
200

million, primarily relating to contract settlements. The

majority of these costs
will be recorded in 2022 as certain required contractual

elements will only be effective in 2022.
At December 31, 2021 and 2020, $
212

million and $
233

million, respectively,

was recorded for other
restructuring-related liabilities and is primarily included

in “Other provisions”.
—
Note 23
Operating segment and geographic data
The Chief Operating Decision Maker (CODM) is the Chief

Executive Officer.

The CODM allocates resources
to and assesses the performance of each operating segment using the information outlined below.

The
Company is organized into the following segments,

based on products and services:

Electrification, Motion,
Process Automation and Robotics & Discrete Automation. The remaining operations of the Company are
included in Corporate and Other.

Effective January 1, 2021, the Industrial Automation

segment was renamed the Process Automation
segment. In addition, the Company changed its method

of allocating real estate assets to its operating
segments whereby these assets are now accounted for

directly in the individual operating segment which
utilizes the asset rather than as a cost recharged to the

operating segment from Corporate and Other.

As a
result, while this change had no impact on segment revenues

or profits (Operational EBITA),

certain real
estate assets (including corresponding depreciation and capital expenditure), previously reported within
Corporate and Other have been allocated to the total segment assets of each individual operating segment.
Certain segment information for 2020 and 2019, as well

as Total

assets at December 31, 2020 and 2019,
have been recast to reflect this allocation change.
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

The products and services are delivered
through six operating Divisions: Distribution Solutions,

Smart Power, Smart Buildings,

E-mobility,
Installation Products and Power Conversion.
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
Business Area, along with partners, has a leading global service presence. These products and
services are delivered through eight operating Divisions: Large

Motors & Generators, IEC LV
Motors, NEMA Motors, Drive Products, System Drives,

Service, Traction

and, until October 2021,
Mechanical Power Transmission.
• Process Automation:
develops and sells a broad range of industry-specific, integrated automation
and electrification and digital systems and solutions,

as well as digital solutions, lifecycle
services,

advanced industrial analytics

and artificial intelligence applications and suites for the
process,

marine and hybrid industries. Products and solutions include process and discrete
control technologies, advanced process control software

and manufacturing execution systems,
sensing, measurement and analytical instrumentation,

marine propulsion systems and large
turbochargers. In addition, the Business Area offers

a comprehensive range of services ranging
from repair to advanced services such as remote monitoring,

preventive maintenance, asset
performance management,

emission monitoring and cybersecurity services. The products, systems and services are delivered through five operating

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
Corporate and Other:
includes headquarter costs, the Company’s

corporate real estate activities, Corporate
Treasury Operations, historical operating

activities of certain divested businesses and other

non-core
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
Certain other non-operational items generally includes

certain regulatory, compliance

and legal costs, certain
asset write downs/impairments (including impairment

of goodwill) and certain other fair value changes, as
well as other items which are determined by management on

a case
‑
by
‑
case basis.
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

The following tables present disaggregated segment revenues

from contracts with customers for 2021, 2020
and 2019:
2021
($ in millions) Electrification Motion
Process
Automation
Robotics &
Discrete
Automation
Corporate
and Other Total
Geographical markets

Europe

4,517
2,015
2,416
1,578
3
10,529

The Americas

4,465
2,346
1,431
439
5
8,686
of which: United States
3,304
1,952
833
308
—
6,397

Asia, Middle East and Africa

3,975
2,111
2,367
1,270
7
9,730
of which: China

2,087
1,156
740
949
—
4,932
12,957
6,472
6,214
3,287
15
28,945
Product type

Products
10,706
5,555
1,496
2,159
4
19,920

Systems
1,367
—
1,802
645
11
3,825

Services and software
884
917
2,916
483
—
5,200
12,957
6,472
6,214
3,287
15
28,945

Third-party revenues
12,957
6,472
6,214
3,287
15
28,945

Intersegment revenues
230
453
45
10
(738)
—
Total revenues
13,187
6,925
6,259
3,297
(723)
28,945
2020
($ in millions) Electrification Motion
Process
Automation
Robotics &
Discrete
Automation
Corporate
and Other Total
Geographical markets

Europe

4,008
1,934
2,322
1,429
15
9,708

The Americas

4,050
2,173
1,321
385
7
7,936
of which: United States
3,093
1,846
805
270
5
6,019

Asia, Middle East and Africa

3,506
1,807
2,038
1,024
7
8,382
of which: China

1,820
926
628
714
3
4,091
11,564
5,914
5,681
2,838
29
26,026
Product type

Products
9,951
5,040
1,263
1,635
53
17,942

Systems
743
—
1,665
780
(24)
3,164

Services and software
870
874
2,753
423
—
4,920
11,564
5,914
5,681
2,838
29
26,026

Third-party revenues
11,564
5,914
5,681
2,838
29
26,026

Intersegment revenues
(1)
360
495
111
69
(927)
108
Total revenues
11,924
6,409
5,792
2,907
(898)
26,134

2019
($ in millions) Electrification Motion
Process
Automation
Robotics &
Discrete
Automation
Corporate
and Other Total
Geographical markets

Europe

4,039
1,879
2,416
1,634
36
10,004
The Americas

4,568
2,315
1,582
453
1
8,919
of which: United States
3,522
1,972
948
290
3
6,735
Asia, Middle East and Africa

3,665
1,827
2,153
1,157
40
8,842
of which: China

1,729
876
608
825
1
4,039
12,272
6,021
6,151
3,244
77
27,765
Product type

Products
10,315
5,152
1,439
1,785
65
18,756
Systems
958
—
1,648
968
12
3,586
Services and software
999
869
3,064
491
—
5,423
12,272
6,021
6,151
3,244
77
27,765
Third-party revenues
12,272
6,021
6,151
3,244
77
27,765
Intersegment revenues
(1)
456
512
122
70
(947)
213
Total revenues
12,728
6,533
6,273
3,314
(870)
27,978
(1)

Intersegment

revenues

until June

30, 2020,

include sales

to the Power

Grids business,

which is

presented

as discontinued

operations,

and
are not eliminated

from Total

revenues

(see Note

3).

Revenues by geography reflect the location of the customer.

In 2021, 2020 and 2019 the United States and
China are the only countries where revenue exceeded

10 percent of Total

revenues.

In each of 2021, 2020
and 2019 more than
98

percent of the Company’s total revenues were

generated from customers outside
Switzerland.

The following tables present Operational EBITA,

the reconciliations of consolidated Operational EBITA

to
Income from continuing operations before taxes, as well as

Depreciation and amortization, and Capital
expenditure for 2021, 2020 and 2019, as well as Total

assets at December 31, 2021, 2020 and 2019:
($ in millions) 2021 2020 2019
Operational EBITA:
Electrification
2,121
1,681
1,688
Motion
1,183
1,075
1,082
Process Automation

801
451
732
Robotics & Discrete Automation

355
237
393
Corporate and Other:
— Non-core and divested businesses
(39)
(133)
(145)
— Stranded corporate costs —
(40)
(225)
— Corporate costs and Other intersegment elimination
(299)
(372)
(418)
Total
4,122
2,899
3,107
Acquisition-related amortization
(250)
(263)
(265)
Restructuring, related and implementation costs (1)
(160)
(410)
(300)
Changes in obligations related to divested businesses
(9)
(218)
(36)
Changes in pre-acquisition estimates
6
(11)
(22)
Gains and losses from sale of businesses
2,193
(2)
55
Fair value adjustment on assets and liabilities held for sale
—
(33)
(421)
Acquisition-

and divestment-related expenses and integration costs
(132)
(74)
(121)
Other income/expenses relating to the Power Grids joint venture
(34)
(20)
—
Foreign exchange/commodity timing differences in income from operations:
Unrealized gains and losses on derivatives (foreign exchange,

commodities, embedded derivatives)
(54)
67
20
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized
(2)
26
8
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)
20
(33)
(7)
Certain other non-operational items:
Costs for divestment of Power Grids —
(86)
(141)
Regulatory, compliance and legal costs —
(7)
(7)
Business transformation costs (2)
(92)
(37)
(19)
Executive Committee transition costs
(3)
(1)
(14)
Favorable resolution of an uncertain purchase price adjustment
6
36
92
Gain on sale of investments — —
15
Certain other fair value changes, including asset impairments (3)
119
(239)
(4)
Other non-operational items
(12)
(1)
(2)
Income from operations
5,718
1,593
1,938
Interest and dividend income
51
51
67
Interest and other finance expense
(148)
(240)
(215)
Losses from extinguishment of debt
—
(162)
—
Non-operational pension (cost) credit
166
(401)
72
Income from continuing operations before taxes
5,787
841
1,862
(1)

Amounts in

2020 and

2019 include

$
67

million

and $
97

million,

respectively,

of implementation

costs in relation

to the OS

program.
(2)

Amounts in

2021 includes

ABB Way

process transformation

costs of

$
80

million.
(3)

Amount in

2020 includes

goodwill

impairment

charges of

$

million.

Depreciation and Total assets (1), (2), (3)
amortization (1) Capital expenditures (1), (2)
at December 31,

($ in millions) 2021 2020 2019 2021 2020 2019 2021 2020 2019
Electrification
425
411
444
345
316
298
12,831
12,800
12,318
Motion
172
182
183
230
118
79
5,936
6,495
6,378
Process Automation

83
80
72
85
75
126
5,009
5,008
4,914
Robotics & Discrete
Automation
144
131
129
96
65
62
4,860
4,794
4,784
Corporate and Other
69
111
133
64
120
197
11,624
11,991
17,714
Consolidated
893
915
961
820
694
762
40,260
41,088
46,108
(1)

Amounts in

2020 and

2019 have

been restated

to reflect

the reallocation

of certain

real estate

assets, previously

reported

in Corporate

and
Other,

to the individual

operating

segments

utilizing

these assets.
(2)

Capital expenditures

and Total

assets are

after intersegment

eliminations

and therefore

reflect third

-party activities

only.
(3)

At December

31, 2021,

2020 and

2019, Corporate

and Other

includes

$
136

million,

$
282

million

and $
9,840

million,

respectively,

of assets
in the Power

Grids business

which is

reported

as discontinued

operations

(see Note

3). In addition,

at December

31, 2021

and 2020,
Corporate

and Other

includes

$
1,609

million

and $
1,710

million

related to

the equity

investment

in Hitachi

Energy Ltd

(see Note

4).

Other geographic information
Geographic information for long-lived assets was as follows:
Long-lived assets at
December 31,
($ in millions) 2021 2020
Europe
2,670
2,822
The Americas
1,260
1,382
Asia, Middle East and Africa
1,009
940
Total
4,939
5,144
Long
‑
lived assets represent “Property,

plant and equipment, net” and “Operating lease right-of-use

assets”
and are shown by location of the assets. At December 31,

2021, approximately
19

percent,
12

percent and
11

percent of the Company’s long
‑
lived assets were located in the United States,

China and Switzerland,
respectively. At December

31, 2020, approximately
21

percent,
10

percent and
11

percent of the Company’s
long
‑
lived assets were located in the United States, China and Switzerland,

respectively.