Form 20-F
period 2022-12-31
ABB LTD
filed 2023-02-24
CIK 1091587

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________
FORM
20-F
☐
REGISTRATION

STATEMENT

PURSUANT TO SECTION

12(b) OR (g) OF THE SECURITIES

EXCHANGE ACT OF

1934
OR
☒
ANNUAL REPORT PURSUANT

TO SECTION 13

OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF

1934
For the fiscal year ended
December 31, 2022
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
+41-43-317-4343
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
1,865,003,331

Registered Shares
_________________________________________
Indicate by check mark if the registrant is a well-known

seasoned issuer, as defined in Rule 405 of

the Securities Act
.

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

Yes
☒

No
☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non

-accelerated filer, or an emerging growth

company. See definition of
“large accelerated filer,” “accelerated filer,”

and “emerging growth company” in Rule 12b

-2 of the Exchange Act.

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
Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of

the effectiveness of its internal control

over
financial reporting under Section 404(b) of the Sarbanes

-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☒
If securities are registered pursuant to Section 12(b)

of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the
correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error

corrections are restatements that required a recovery analysis of incentive

-based compensation received by any of the
registrant’s executive officers

during the relevant recovery period pursuant to §240.10D-1(b).
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

Item 17
☐

Item 18
☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b

-2 of the Exchange Act).

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
4
Item 2. Offer Statistics and Expected Timetable
4
Item 3. Key Information
4
Item 3A. [Reserved]
15
Item 4. Information on the Company 15
Item 4A. Unresolved Staff Comments 35
Item 5.
Operating and Financial Review

and Prospects
36
Item 6.
Directors, Senior Management and

Employees
79
Item 7.
Major Shareholders and Related

Party Transactions
137
Item 8. Financial Information 138
Item 9. The Offer and Listing 139
Item 10. Additional Information 140
Item 11.
Quantitative and Qualitative Disclosures

About Market Risk
149
Item 12.
Description of Securities Other

than Equity Securities
151
PART II 152
Item 13.
Defaults, Dividend Arrearages and

Delinquencies
152
Item 14.
Material Modifications to the Rights

of Security Holders

and Use of Proceeds
152
Item 15. Controls and Procedures 152
Item 16. [Reserved]
153
Item 16A. Audit Committee Financial Expert
153
Item 16B. Code of Ethics
153
Item 16C.
Principal Accountant Fees and

Services
153
Item 16D.
Exemptions from the Listing Standards

for Audit Committees
154
Item 16E.
Purchase of Equity Securities by

Issuer and Affiliated Purchasers
154
Item 16F. Change in Registrant’s Certifying Accountant 154
Item 16G. Corporate Governance 155
Item 16H. Mine Safety Disclosure 155
Item 16I.
Disclosure Regarding

Foreign Jurisdictions that Prevent Inspections
155
PART III 156
Item 17. Financial Statements 156
Item 18. Financial Statements 156
Item 19. Exhibits 157

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

The
information contained on or accessible

from our Web site is not incorporated

into this annual report, and you
should not consider it to be a part of

this annual report.
Financial and other information
The Consolidated Financial

Statements of ABB Ltd, including

the Notes thereto, as of December 31, 2022
and 2021,

and for each of the years in the

three-year period ended

December 31, 2022, (our Consolidated
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

into
U.S. dollars at the rate indicated.

The twelve o’clock buying rate in

the City of New York for cable transfers as
certified for customs purposes by

the Federal Reserve Bank of New York for Swiss francs on

December 30,
2022,

was $1.00 = CHF 0.9241.

The twelve o’clock buying rate for Swiss

francs on February 17, 2023, was
$1.00 = CHF 0.9266.
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

with respect to such
contracts could be higher.
•

Our hedging activities may not protect

us against the consequences

of significant fluctuations in
exchange rates, interest rates, inflation

or commodity prices on our

earnings and cash flows.
•

Failure to meet ESG expectations

or standards or achieve our ESG

goals could adversely affect
our business, results of operations, and

financial condition.
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

particularly in locations

where our customers or
operations are located, as well as concerns

about global trade and

global supply chain,

global health crises,

developments in energy prices, inflation,

labor market challenges

and terrorist activities, could have a
material adverse effect on our business,

financial condition, results of

operations and liquidity

and may
adversely impact the demand

for our products and services. These

and other factors may prevent

our
customers and suppliers from obtaining

the financing required

to pursue their business activities as

planned.
Financial and other reasons may force

them to modify, delay or cancel orders or plans to purchase

or supply
our products or services. In addition,

if our customers do not generate

sufficient revenue, or fail to timely
obtain access to the capital markets,

they may not be able to pay, or may delay payment of,

the amounts
they owe us. Customers with liquidity

issues have delayed payments of

amounts they owe us and

this has
led and may lead to additional

bad debt expense for us, which may adversely

affect our results of operations
and cash flows. We are also subject to

the risk that the counterparties

to our credit agreements and hedging
transactions may go bankrupt if

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

including sanctions against

Russia relating to the war in Ukraine,

contributing to our decision to

exit
the Russian market, and the trade

tensions in recent years

with China.

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

may be adversely affected. In 2022, our

total
revenues from business with countries

identified by the U.S. government

as state sponsors of terrorism
represented significantly less than 1

percent of our total revenues.

Based on the amount of revenues

and
other relevant quantitative and qualitative

factors, we have determined

that our business in 2022

with
countries identified by the U.S. government

as state sponsors of terrorism was

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
Given the global nature of our business,

COVID-19 has had an adverse

impact on our revenues and
operating margins in all of our businesses

and is expected to continue

to have an impact at least in the short
term. Our Robotics business in China

has been particularly impacted.

The ultimate extent to which the
pandemic impacts our business, liquidity, results of operations and financial condition will

depend on future
developments, which are highly

uncertain and cannot be predicted

with confidence, including

future
mutations of the COVID-19 virus and

any resulting impact on the effectiveness

of vaccines, the duration and
extent of the pandemic and waves of

infection, any new travel restrictions

and social distancing orders
imposed,

as well as future business closures

and business

disruptions that may be caused by

actions taken
to contain, treat and prevent the disease.

If we or our customers experience

prolonged shutdowns or other
business disruptions, our business,

liquidity, results of operations and financial

condition may be materially

adversely affected and our ability to access

the capital markets may be limited.
Our operations in emerging markets

expose us to risks associated

with conditions in those markets.
A significant amount of our operations

is conducted in the emerging

markets in South America, Asia,

and the
Middle East and Africa. In 2022, approximately

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

31, 2022, employed about
105,000 people, of which approximately

47 percent were located in

the Europe region, approximately
28 percent in the Asia, Middle East

and Africa region and approximately

25 percent in the Americas region.
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
serve. The markets for our products

and services are characterized

by changing regulatory requirements,
developing ESG expectations and evolving

industry standards, which may require

us to modify our products
and systems. The continual development

of advanced technologies for new products

and product
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

and may not be able

to obtain
sufficient quantities of these materials

and components, which could

limit our ability to manufacture products
on a timely basis and could harm our

profitability. For some raw materials and components, we rely on a
single supplier or a small number

of suppliers. If one of these suppliers

were unable to provide us with a raw
material or component we need, our ability

to manufacture some of our

products could be adversely affected
if we are unable to find a sufficient alternative

supply channel in

a reasonable period of time, on commercially
reasonable terms, or at all.

In 2022, global supply chain constraints

caused us to experience

some delays in supplier deliveries

and
product shortages for various categories

such as semiconductors

and certain other raw materials

as well as
constraints in the transportation of

inbound supplies. Although

we were able to mitigate some disruptions,

we
have experienced some delays

in delivering to certain of our customers

and cannot assure you that

our
mitigation efforts will be sufficient to overcome

these supply chain constraints

if they continue or worsen in
2023.
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

Agreement or TCA), which

was ratified and entered into

full
force on May 1, 2021.

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
and transmitted on those systems

and networks. Although

we have experienced occasional

cybersecurity
incidents, none have had a material

effect on our business operations. Since

we may in the future experience
cyber-attacks against our systems, networks,

products, solutions and

services,

we expect that we will
continue to incur substantial costs

to help mitigate this risk. Similarly, we have observed

a continued increase
in attacks generally against industrial

control systems as well as against

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
activities, erode employee morale

and customers’ confidence,

and harm our business. A divestiture

could
also cause a decline in the price

of our shares and increased

reliance on other elements of our core

business
operations. Whether we realize

the anticipated benefits of a divestment,

including the divestment of the
Power Grids business,

of the Turbocharging business and

of the Mechanical Power Transmission business,
depends on whether we successfully

manage the related risks. If we

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
exchange rates, interest rates,

inflation or commodity

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

and asset risks, including

the
effects of changes in inflation, commodity

prices and interest rates.

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

predicted or hedged.
If we are unable to successfully

manage the risk of changes

in exchange rates, interest rates, inflation

or
commodity prices or if our hedging

counterparties are unable to perform their

obligations under our hedging
agreements with them, then changes

in these rates and prices could

have an adverse effect on our financial
condition and results of operations.
Failure to meet ESG expectations

or standards or achieve our ESG

goals could adversely affect

our
business, results of operations, and

financial condition
There has been an increased focus

from regulators and stakeholders

on environmental, social and
governance (ESG) matters. These

include greenhouse

gas emissions and climate-related

risks; diversity,
equity, and inclusion; responsible sourcing; human

rights and social responsibility; and

corporate
governance. We have established

certain ESG goals, commitments

and targets. Our ability to accomplish
them presents

numerous operational,

regulatory, financial, legal, and other challenges,

several of which are
outside of our control. Our failure

to achieve our ESG goals,

commitments and targets or

comply with
emerging ESG regulations could adversely

affect our business, results of operations,

and financial condition.
Any such failure could harm our

reputation, adversely impact our

ability to attract and retain

customers and
talent and expose us to increased

scrutiny from the investment community

and enforcement authorities.

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

Regulation (GDPR) in Europe

and the Personal Information Protection
Law in China as well as the California

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

governance framework. Breaches

of the
GDPR or other applicable

data privacy laws could result in substantial

fines, which in some cases could

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
tax laws,

including those addressing

tax avoidance and profit sharing,

could result in a higher tax expense
and higher tax payments. Furthermore,

this could materially impact our

tax-related receivables and liabilities
as well as deferred income tax assets

and liabilities. In addition,

the uncertainty of the tax environment

in
some regions could limit our ability

to enforce our rights. As a globally

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
Item 3A.

[Reserved]
Item 4.

Information on the Company
—
Introduction
About ABB
ABB is a technology leader in

electrification and automation,

enabling a more sustainable

and
resource-efficient future. The company’s solutions

connect engineering

know-how and software to optimize
how things are manufactured, moved,

powered and operated.

Building on more than 130 years of

excellence,
ABB’s approximately 105,000 employees

are committed to driving innovations

that accelerate industrial
transformation.
We operate in over 100 countries across

three regions: Europe, the

Americas, and Asia, Middle

East and
Africa, and generate revenues in numerous

currencies.

We are headquartered in Zurich, Switzerland

and we
govern our company through our four

Business Areas: Electrification, Motion,

Process Automation, and
Robotics & Discrete Automation.

For a breakdown of our consolidated

revenues (i) by Business Area, (ii) by
geographic region, and (iii) by product

type, see “Item 5. Operating and

Financial Review and Prospects—
Analysis of results of operations—Revenues”

and “Note 23 - Operating segment

and geographic data” to our
Consolidated Financial

Statements.

Until June 30, 2020, we also

operated the Power Grids

business, which
is reported as discontinued operations

in the Consolidated Financial

Statements (see “Discontinued
operations” section below). On

July 1, 2020, we completed

the divestment of 80.1 percent of the

Power Grids
business to Hitachi Ltd (Hitachi).

We retained a 19.9 percent ownership

interest through our investment in
Hitachi Energy Ltd (Hitachi Energy), which

beneficially owns or controls all

the subsidiaries of the Power
Grids business,

until December 2022 when

we sold the remaining investment in

Hitachi Energy to Hitachi.
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

Grids business
to Hitachi,

and in December 2022,

Hitachi purchased the remaining

19.9 percent of Hitachi Energy.
ABB Ltd shares are currently listed

on the SIX Swiss Exchange,

the NASDAQ OMX Stockholm Exchange
and the New York Stock Exchange (in the form of American

Depositary Shares).
ABB today
As a global technology leader

in electrification and automation enabling

sustainability and resource efficiency,
our offering is relevant for the global

transition towards low-carbon

energy, increased energy efficiency, and
the transition to more adaptive manufacturing

and automation, putting us right in

the center of long-term
secular trends.
The ABB Purpose
ABB's purpose is to enable a more sustainable

and resource-efficient future with our technology

leadership in
electrification and automation.

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

development spending in 2022

amounted to approximately 4 percent of
revenues. We focus our research and

development expenditures

on key areas of innovation and have

spent
approximately $7.8 billion

since the beginning of 2016, focusing

on developing best-in-class

products and
services in the fields of electrification

and automation with the goal

of helping our customers to create
resource-efficient value.
All our four Business Areas are market

leaders in their respective

areas being in either the number

1 or 2
position. Our global reach along

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

1 or 2 market position.

During
2022,

we completed

the implementation of the decentralized

way of working at ABB within all our Divisions.
Our focus area in 2023

will be to increasingly shift our

focus to profitable growth, and further

increase the
number of our Divisions with

this mandate.

Strong performance management

is key in a decentralized
business model. We apply a monthly scorecard

system for the Divisions and

Business Areas, based on a
standardized set of Key Performance

Indicators, to support full

transparency of operational

performance. It is
accompanied by a mandatory target

to make annual productivity improvements

of at least 3 percent each
year.
The corporate functions focus on

necessary strategic, financial

and governance activities, with a lean
headcount of approximately 900

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

from project-related activities,
which we believe should

reduce the risk and volatility in our earnings.

This ongoing shift towards better
quality of revenues is now an integral

part of governance and

business

execution.

The responsibility for growth has

been fully transferred

to the Divisions,

as they are closest to customers.
This includes both organic and

acquired growth. The Divisions

have the best insights into current

and future
customer needs and are accountable

for building their respective

business accordingly. With more Divisions
transitioning over time from stability

and profitability to growth, we expect

to see a gradual strengthening

of
our growth profile.
Finally, environmental, social and governance (ESG) drivers

are accelerating and translating

into increased
demand for our electrification and automation

offering. The demand for electricity is growing

twice as fast as
other energy sources, resulting

in approximately 50 percent higher

average annual investments

into
distribution networks over the next 10

years (source: IEA World Energy Outlook

2021, Announced Pledges
Scenario). The share of low-carbon sources

in the global energy mix is expected

to increase to 50 percent by
2050 from only 20 percent today (source:

IEA World Energy Outlook 2021,

Announced Pledges Scenario).
The need to improve energy efficiency has

never

been more relevant, from both the

perspective of
sustainable operations and

reducing operating costs in a high

energy cost environment. Today approximately
45 percent of the world’s electricity is converted

into motion by electric motors

yet only approximately
20 percent of the world’s electric motors are

optimized through

the control of drives.

Lastly, the global number
of working age people (25 to 64 years)

per retiree (65 years or over) is

expected to fall by about 20 percent
over the next 10 years (source: United

Nations World Population

Prospects 2019), supporting demand for
robotics and automation solutions.

We believe ABB’s offering is well positioned

to address these trends.

—
Businesses
Our markets
ABB is a technology leader in

electrification and automation

with a comprehensive and increasingly
digitalized offering of electrification, motion

and automation solutions. Our exposure

to customers is
geographically balanced

while catering to multiple end-markets and segments.

We believe our customer
offering is well positioned to benefit from

secular growth drivers, including

urbanization, labor shortage, shift
to electrification, automation and

robotization, as well as other data

and digitalization trends.
We are focused on creating superior customer

value through our comprehensive,

modular offering,
combining traditional products

and services with software-enabled

products and systems as well as digital
services and software that we sell

both separately and combined

as scalable solutions. Our advanced
software is a key differentiation of our digital

offering and about 60 percent of our

approximately
7,500 employees in research and

development are active in

software development.
The majority of our businesses are

market leaders within their respective

segments. We believe market
leadership is critical, as it provides

the opportunity for price leadership,

which in turn supports profitability,
enabling us to invest further in research

and development to sustain

our technological leadership.

For a
discussion of the geographic distribution

of our total revenues, see “Item 5.

Operating and Financial

Review
and Prospects—Analysis of results

of operations—Revenues.”
Industry market
Approximately half of our revenues

are derived from customers within

the industrial segment where we serve
production facilities and factories all

around the world, from process

industries such as oil and

gas, pulp and
paper as well as mining, to discrete

industries including automotive,

food and beverage and consumer
electronics. Demand for our electrification

and automation offerings with embedded

digital solutions
increased as the energy crisis and

tight labor markets served

as a prominent reminder to companies

of the
importance of energy efficiency and flexibility

in automated production.

This has accelerated customer
demand for the digital services and solutions

we offer.
In discrete industries, demand from

end-markets such as food and

beverage, machine builders

and general
industry grew strongly in 2022 as did

the automotive segment due to broadly

accelerating investments in

the
EV segment. As supply chain constraints

eased in the latter part of 2022,

we saw a normalization of
customers’ order patterns following

a period of pre-buying due to extended delivery

lead times.
Later-cycle process industries improved

across nearly all customer

segments.

We saw an increase in
gas-related demand during

the second half of the year.

Early signs of headwind

were noted in energy
intensive industries such as metals

as a result of higher energy

prices.
Transport & infrastructure market
Approximately one-third of our customers

operate in the transport & infrastructure

market. Our expertise
provides efficient, reliable and sustainable

solutions for these customers, with

a focus on energy efficiency
and reduced operating costs.
In transport & infrastructure, there

was a very strong order development

across data centers and the
e-mobility business. The buildings

segment improved in both the residential

and non-residential segments,
although softness in residential

building in China was noted, as well

as general weakness in
residential-related demand

towards the second half of the year.

In the marine segment there were

positive
developments

for the cruise ship sector as well as general

marine and ports

demand.
Utilities market
We deliver solutions mainly for distribution

utilities and renewables

customers, while continuing to service
conventional power generation

customers with our control and automation

solutions.

During 2022, the renewables

markets continued to see strong growth.

Business levels in the conventional
power generation market remained

stable. Demand from electrical distribution

utilities remained strong, with
ongoing investments to increase grid

reliability and resilience

due to increased integration of renewables.
We serve industry, transport & infrastructure and utilities

through our operating Divisions

which are included
in our Business Areas. Developments

in these Business Areas are discussed

in more detail below. Revenue
figures presented in this Businesses

section are before intersegment

eliminations.
—
Electrification Business Area
Overview
Electrification provides leading

electrical distribution and management

technologies, solutions and

services to
electrify the world in a safe, smart

and sustainable way. The portfolio includes medium-

and low-voltage
electrical components, switchgear, digital devices,

enclosures, breakers, power

conversion products and
charging solutions for electric vehicles,

among others. With our products,

solutions and services, we
collaborate with customers to improve

power delivery and

security, enhance energy management, efficiency
and operational reliability, as we seek to achieve a low

carbon society.
The Electrification Business Area delivers

products through a global

network of channel partners and end
customers. Approximately half of

the Business Area’s revenue is derived

from distributors and approximately
a quarter is derived from direct sales

to end-users. The remaining

revenues

are generated from original
equipment manufacturers (OEMs), engineering,

procurement, construction (EPC)

contracting companies,
system integrators, utilities and

panel builders. The proportion

of direct compared to channel partner

sales
varies by segment, product technology

and geographic markets.
The Electrification Business Area had

approximately 52,300 employees

as of December 31, 2022, and
generated $14.1 billion of revenues

in 2022.
Customers
The Electrification Business Area serves

a wide range of customer

segments, including residential,
commercial

and industrial buildings, utilities,

oil and gas, chemicals, data centers,

e-mobility, renewables,
food and beverage, transport and infrastructure,

among others.

From some of the world’s tallest buildings

to
the busiest airports, the Business

Area’s products and solutions

cover a wide range of applications

and
business segments.
Products and Services
The Electrification Business Area’s products

and services are delivered

through seven operating Divisions.
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
adding value through design,

engineering and project management.
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

The Smart Buildings Division

enables optimization of energy

efficiency, safety,

security and comfort for any
building type, through new installations

or retrofit solutions. The Division

offers integrated digital technologies
for HVAC, lighting, shutters, and security, in addition to energy distribution solutions including DIN rail
products, enclosures and emergency

lighting through to industrial

plugs and sockets and conventional

wiring
accessories, accommodating

for single family homes, multiple

dwellings, commercial buildings,

infrastructure
and industrial applications. The Division’s

highly innovative technologies

and digital solutions serve rising
global demand among

real estate developers, owners,

and investors for smart building

technologies that
optimize energy distribution and

building automation. The scalable

solutions aim to deliver significant
sustainable and financial

benefits, meeting social and environmental

demands, while being able

to address
even the most complex of customers’

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

as Ty-Rap® cable ties, T&B Liquidtight
Systems® protection products,

PVC coated and nylon conduit

systems, power connection and grounding
systems, and cable protection systems

of conduits and fittings for

harsh and industrial applications.

The
Division also manufactures solutions

for medium-voltage applications

used in utility and industrial applications
under its marquee brands including

Elastimold™

reclosers and switchgear, capacitor switches, current
limiting fuses, the High Tech Valiant™

full-range current limiting fuse

for fire mitigation, faulted current
indicators and distribution connectors,

cable accessories and

apparatus with products for overhead

and
underground distribution.

Manufacturing includes made-to-stock

and custom-made solutions.
The Power Conversion Division

designs, develops and manufactures

end-to-end solutions to power

and
safeguard life’s everyday moments.

The Division supports customers in

rapidly changing, disruptive
industries where power reliability, efficiency, and quality matter most, and customers rely on the Division to
solve their most difficult power challenges.

Customers include businesses

in telecom/5G, networking, data
centers, and industrial applications

such as EV charging, robotics, laser, test & measurement,

and utilities.
The Division is powering the technology

behind today’s connected world, helping

to enable industrial
advancement with the realization

of 5G and to advance data center power

architectures as the cloud
becomes more business-critical than

ever before.
The E-mobility Division is contributing

to a zero-emission mobility future with

smart, reliable and emission-free
electric vehicle charging solutions

including market leading charging

hardware, ABB Ability™ enabled digital
services and energy and fleet management

solutions.

ABB E-mobility offers a leading portfolio

of EV charging
solutions from smart chargers for

the home to high-power chargers

for the highway stations of

the future,
solutions for the electrification of

fleets and opportunity charging

for electric buses and trucks.
The Service Division partners with

our customers to address their energy

challenges for today and

tomorrow.
Our team of world-class engineers

collaborate globally across ABB’s Electrification

portfolio to service
customers in utilities, transportation,

infrastructure and industry, assisting to maintain

uninterrupted power
supply,

maximizing energy efficiency while lowering

cost and carbon emissions. We bring greater

reliability,
predictability and sustainability

to their operations, and through

our digital service portfolio, we drive

new
levels of optimization, responsiveness

and connectivity.

Sales and Marketing
Sales and marketing is generally

conducted within the Divisions

in Electrification. This enables

the Divisions
to manage their respective end-to-end

activities and create demand across

all channels, products and
solutions. They increase focus and

speed for our customers to

drive faster growth. Where necessary, the
Divisions work together on joint services,

such as the management

of accounts, channels, and
segment-sales,

engaging in a range of promotional

activities,

both internal and external.
Competition
The Electrification Business Area’s principal

competitors vary by product group

and include Chint, Eaton,
Hubbell, Legrand, LS Electric, Panasonic,

Schneider Electric,

Siemens and Vertiv.
Capital Expenditures
The Electrification Business Area’s capital

expenditures for property, plant and equipment totaled
$385 million in 2022, compared

to $345 million in 2021. Investments

in 2022 were higher than in

2021

driven
by capacity expansion for e-mobility

products

and some investments which were

previously delayed in 2021
and 2020 due to the COVID-19 pandemic.

Investments in 2022

principally related to real estate investments,
capacity expansion, as well as equipment

replacement and upgrades.

Geographically, in 2022, Europe
represented 55 percent of the capital

expenditures, followed

by the Americas (33 percent) and Asia,

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

channel partners, has an
industry-leading global service

presence.
The Motion Business Area had approximately

21,100 employees as of December

31, 2022, and generated
$6.7 billion of revenues in 2022.
Customers
The Motion Business Area serves

a wide range of customers

in different industrial segments such

as pulp
and paper, oil and gas, metals and mining, food and

beverage, HVAC, water and wastewater, transportation,
power generation, marine and

offshore.
Products and Services
At December 31, 2022, the Motion

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
The Division is leading the way

in digitalization by securely

connecting motors and drives

to help customers
prevent expensive downtime while

also optimizing operations profitably, safely and reliably.
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

global footprint, application

expertise and with
rugged designs, the Division’s products support customers

with IEC low-voltage motor solutions

that improve
reliability and productivity in the

most demanding applications.
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

Danfoss.
Capital Expenditures
Capital expenditures in the Motion

Business Area for property, plant and equipment totaled

$150 million in
2022, compared to $230 million

in 2021, which included the purchase

of a formerly leased property in

China.
Principal expenditures in

2022 related to real estate investments,

capacity expansion, equipment
replacement and upgrades across

various countries including

Finland, the United States, China and

India.
Geographically, in 2022, Europe represented 60 percent

of the capital expenditures,

followed by the
Americas (28 percent) and Asia,

Middle East and Africa (12 percent).

—
Process Automation Business Area
Overview
The Process Automation Business

Area offers customers in process,

hybrid and maritime industries a

broad
range of integrated automation, electrical,

motion and digital systems,

solutions and related services

that are
designed to optimize productivity, energy efficiency, sustainability and safety of industrial processes and
operations, based on the Business Area’s

deep domain knowledge

and expertise of each end market.
The Business Area’s offering can be grouped

into two categories,

with approximately half of the offering
related to solutions for new and

brownfield projects and half related

to service,

mainly for installed own
products.

In some cases, the Business

Area integrates offerings from the Electrification,

Motion and
Robotics & Discrete Automation

Business Areas into its integrated

systems. The Business Area’s offerings
are sold primarily through its direct

sales force with a smaller share

through partners and distributors.
The Business Area had approximately

20,100 employees as of

December 31, 2022, and generated

revenues
of $6.0 billion in 2022.
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
As of December 31, 2022, the Process

Automation Business Area’s products

and services are delivered
through four operating Divisions. The

Business Area spun off its

Turbocharging Division in October 2022,
which manufactured

and serviced

turbochargers for diesel and

gas engines for marine-

and land-based
power generation.

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

artificial
intelligence (AI), the Division brings

over 50 years of domain

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

The
Division brings deep industry

domain expertise coupled with the ability

to integrate both automation and
electrical systems, increase productivity

and reduce overall

capital and operating costs for customers.

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
Competitors include: Emerson, Honeywell,

Schneider Electric, Siemens,

Siemens Energy, Yokogawa,
Endress + Hauser, Kongsberg and Valmet.

Capital Expenditures
The Process Automation Business

Area’s capital expenditures

for property, plant and equipment totaled
$100 million in 2022, compared

to $85 million in 2021. Principal

investments in 2022 primarily related

to
purchases

of land and building,

mainly in the Energy Industries Division.

Geographically, in 2022, Europe
represented 76 percent of the capital

expenditures, followed

by Asia, Middle East and Africa (13 percent)

and
the Americas (11 percent).
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

10,700 employees as of
December 31, 2022, and generated

$3.2 billion of revenues

in 2022.
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
operating Divisions.
The Robotics Division offers a wide range

of products, solutions and

services including robots, autonomous
mobile robots, robotics application

cells and smart systems,

field services, spare parts, digital

services,
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

in service applications for life
sciences care, restaurants and retail.

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

vary by offering and include companies
such as Fanuc, Kuka, Yaskawa,

Epson,

Dürr, Stäubli, Universal Robots, Rockwell

Automation,

Siemens,
Mitsubishi Electric and Beckhoff.
Capital Expenditures
The Robotics & Discrete Automation

Business Area’s capital expenditures

for property, plant and equipment
totaled $86 million in 2022, compared

to $96 million in 2021. Principal

investments in 2022 were primarily
related to a new Robotics factory

in Shanghai, China, and selective

investments mainly in production

facilities
in the Robotics Division in Sweden

and in the Machine Automation

Division in Austria. In 2022, Europe
represented 66 percent of capital expenditures,

followed by Asia, Middle

East and Africa (28 percent)

and the
Americas (6 percent).
—
Corporate and Other
Corporate and Other includes core headquarter

functions, real estate activities,

Corporate Treasury
Operations, Global Business Services

(GBS),

the investment in Hitachi Energy

(until December 2022) and
other minor business activities. Certain

strategic investments managed

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
related activities in certain

countries. These activities cover
staff functions with group
‑
wide responsibilities, such

as accounting and financial

reporting, corporate finance
and corporate treasury, taxes, financial planning

and analysis, internal audit, legal and

integrity, compliance,
risk management and insurance, corporate

communications, information systems

and investor relations.
GBS operates shared service centers

globally through a network of four hubs

and consists of both expert

and
transactional services in the areas

of human resources, finance

and information services. GBS also

staffs
and maintains front offices in most countries.

The costs in GBS are incurred primarily

for the benefit of the
Business Areas, which are charged

for their use of such services and

the related number of employees

are
allocated to the Business Areas.

GBS also provides services

to third parties under transitional

service
agreements in relation to certain divested

businesses, the largest of which are

Hitachi Energy (the former
Power Grids business) and Accelleron

(the former Turbocharging Division).
A significant portion of the costs

for GBS and other shared

corporate overhead costs are charged

to the
operating businesses. Up to the divestment

of the Power Grids business

on July 1, 2020, overhead

and other
management costs, including

GBS costs, which would have been

allocated or charged to our Power

Grids
business, and which were not directly attributable

to this business, have not been

allocated to the
discontinued operation

and are included in Corporate and

Other as “stranded costs”.
Corporate and Other had approximately

1,000 employees at December

31, 2022, of which approximately
100 pertain to our non-core businesses.

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

& infrastructure customers.

The Power Grids business operated

worldwide with a globally

diversified manufacturing,

engineering,

and
research and development footprint. Direct

sales accounted for

the majority of total revenues generated

by
the business while external channel

partners such as EPCs, wholesalers, distributors

and OEMs accounted
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

and transmission solutions such

as High
Voltage Direct Current (HVDC).

Another key part of the portfolio

was the Flexible Alternating

Current
Transmission Systems (FACTS) business, which comprised

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

intangibles
acquired through business

combinations) amounted to $762

million,

$820 million and $694 million

in 2022,
2021

and 2020, respectively. In 2022

and 2021, capital expenditures

were 6 percent and 8 percent lower,
respectively, than depreciation and amortization. Excluding

acquisition-related amortization, capital
expenditures were 30 percent higher

in 2022

and 28 percent higher in 2021,

respectively, than depreciation
and amortization.
Capital expenditures in 2022

primarily focused in mature markets, reflecting

the geographic distribution

of our
existing production facilities.

Capital expenditures in Europe

and North America in 2022 were driven

primarily
by upgrades and maintenance

of existing production facilities,

mainly in the U.S., Germany, Italy, Finland,
Netherlands, and Switzerland.

In Asia, Middle East and Africa, capital

expenditures were made primarily

to
increase production capacity by investing

in new or expanded

facilities, the highest of which were in China
and India. The share of emerging

markets capital expenditures

as a percentage of total capital expenditures
in 2022 and 2021 was 24 percent

and 33 percent, respectively.
At December 31, 2022, construction in

progress for property, plant and equipment was $586

million, mainly in
the U.S., Germany,

Switzerland, Finland, Austria,

China and Sweden,

while at December 31, 2021,
construction in progress for property, plant and equipment

was $522 million, mainly in the U.S.,

Switzerland,
Germany, Sweden, Italy, China and India.
Our capital expenditures relate primarily

to property, plant and equipment and are funded primarily

through
cash flows from operating activities.

For 2023, we estimate the expenditures

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

These category teams are
tasked with taking advantage of opportunities

to leverage the scale of ABB

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
Overall, during 2022, supply chain

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
schedules to our customers.
Through our Sustainable Supply

Base Management (SSBM) approach,

we assess ESG risks, compliance
and the performance of our suppliers

in these areas to make sure they

meet our expectations. These
expectations are detailed in the ABB

Supplier Code of Conduct

and the ABB Code of Conduct.
We manage our obligations in relation

to conflict minerals through our Conflict

Minerals policy and processes
that we aim to continually improve

and tailor to our value chain.

We continue to work with our suppliers

and
customers to enable us to comply

with the SEC’s rules and disclosure

obligations relating to conflict minerals.
Further information on ABB’s Conflict Minerals

policy and supplier requirements

can be found under “Material
Compliance” at global.abb/group/en/about/supplying/material-compliance .
—
Patents and trademarks
While we are not materially dependent

on any one of our intellectual

properties, as a technology-driven
company, we believe that intellectual property rights

are crucial to protect the

assets of our business. We
continue to file new patent applications

to protect our new inventions.

As of December 31, 2022, we have a
portfolio of approximately 25,000 pending

patent applications and granted

patents,

of which approximately
5,500 are pending applications.

This portfolio includes

approximately 3,500 utility models

and design rights,
of which approximately 200 are pending

applications. In 2022, we filed close to 500 priority

patents, utility
model and design applications,

each covering a unique invention

or unique angle on an invention.
Additionally, we filed approximately 1,850 secondary patents,

utility model and design

applications, each
extending the coverage of a previously

filed priority application.

Based on our existing intellectual

property strategy, we believe that we have adequate

control over our core
technologies. The “ABB” trademarks

and logo are protected in

all of the countries in which we operate.

We
proactively assert our intellectual property

rights to safeguard the reputation

associated with the ABB
technology and brand. While these

intellectual property rights

are fundamental to all of our

businesses, there
is no dependency of the business on

any single patent, utility

model or design application.

—
Sustainability activities
Sustainability is key to our purpose

which is to enable a more sustainable

and resource-efficient future with
our technology leadership

in electrification and automation. We believe

that sustainable development

means
progress towards a healthier and

more prosperous world today

and for future generations.

This means
balancing the needs of society, the environment and the

economy. To

achieve this, we act and embed

this
approach to business across our value

chain, including our own

operations, our suppliers, our customers

and
the communities we serve. We strive

to always be an exemplary corporate

citizen wherever we operate.
Our 2030 sustainability strategy consists

of four pillars:
Enabling a low-carbon society

by helping to reduce carbon

emissions through our technologies

which
target sectors that account for

three quarters of global energy

consumption. Our ambition is to

support our
customers in avoiding emissions. As

we intend to have our

targets validated against the Science

Based
Targets

initiative’s new Net-Zero Standard,

we are no longer focusing

on a limited number of cases linked

to
the 100 megatons emissions avoidance

but rather on our complete

portfolio of offerings. Our 2030
commitments for emissions in our

own operations and

supply chain are:
•

achieve carbon neutrality across our

own operations and

reduce CO
2
e (CO
2

equivalent)
emissions in own operations

by at least 80 percent compared

to baseline year 2019, and
•

work with our main tier-one

suppliers (suppliers covering

70 percent of our annual procurement
spend) to achieve a 50 percent reduction

in their CO
2
e emissions by 2030.
Preserving resources

by embedding circularity across

our value chain. Our solutions

reduce waste, provide
increased recyclability and

foster reusability. Our 2030 commitments are:
•

ensure that at least 80 percent of

ABB products and solutions

are covered by our circularity
approach, and

•

send zero waste from our own operations

to landfills, wherever this is compatible

with local
conditions and regulations.
Promoting social progress

by taking care of our employees

and promoting progress around

the world. We
create safe, fair and inclusive working

environments and support

community building. Our 2030
commitments:
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
Creating a culture of integrity and

transparency along the extended

value chain by:
•

always adhering to the ABB Code

of Conduct, which forms the

basis for interactions with projects
and counterparties,
•

successfully implementing a global

framework for assessing and

mitigating all third-party risks
through risk-based due diligence

and life-cycle monitoring,

•

successfully implementing a global

integrity program underpinned

by accountability for integrity
and an adaptive risk management

strategy gained from insights

through targeted learnings,
transparent reporting and monitoring,
•

incorporating sustainability targets

into our senior management

incentives, and
•

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

“corporate social responsibility” (including
health, safety and environment as well

as sustainability), while

the Compensation Committee

ensures that
ABB remuneration policies are linked

to the achievement of its sustainability

targets.
In 2022, we continued our efforts to work

towards our 2030 sustainability

targets. We see a further
improvement in the share of green

electricity we use from 51 percent

in 2021 (53 percent adjusting

for the
divestment of the Mechanical Power

Transmission division) to 81 percent in 2022.

The amount of waste sent
to landfill has decreased from 12.6

thousand tons in 2021 (12.3

thousand tons adjusting for the divestment

of
the Mechanical Power Transmission division)

to 11.6 thousand tons in 2022. Globally, operations at
75 percent of our
sites and offices are covered by externally

certified environmental management

systems. A
total of 3 environmental incidents

were reported in 2022, none of which

had a material environmental

impact.
In 2022, we recorded zero work-related

fatalities and our lost time incident

frequency rate slightly increased
from 0.142 per 200,000 hours worked

in 2021 to 0.143 in 2022. The number

of women in senior management
positions increased from 16.3 percent

in 2021

to 17.8 percent in 2022.
Our employee engagement score increased

from 74 (out of 100) in 2021

to 76 in 2022, while the response
rate increased from 78 percent

to 82 percent. We continued to provide

impactful support for community-
building initiatives across all regions.
During 2022, we introduced

a new procedure for the management

of third parties. This was rolled out across
ABB to cover all sales channels, suppliers

and customers, among others.

The enhanced process will
strengthen our conduct of risk-based

due diligence, our oversight

of interactions with third parties

and the
performance of the third parties

themselves. At the end of 2022,

22 percent of high-risk supply

spend in focus
countries was covered by our Sustainable

Supply Base Management program.

We believe we are on track
for our medium-term target of 80

percent of our high-risk supply

spend in focus countries by 2025.
In 2022, all Executive Committee

members had at least two sustainability-related

goals (e.g., CO
2
e emission
reduction, safety, female leadership) in their individual

component of the Annual Incentive

Plan (AIP).
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
As a reporting company under

Section 12 of the Exchange Act, we

are subject to the FCPA’s anti-bribery
provisions with respect to our conduct

around the world.

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
ABB discontinued its Iranian business

on November 4, 2018. As previously

disclosed, ABB is completing
minor work on a long-term contract

which is being performed

in line with applicable

sanctions. The revenues
attributable to this work in 2022 amounted

to approximately $0.2 million.
—
Organizational structure
ABB Ltd is the ultimate parent company

of the ABB Group. It is the sole

shareholder of ABB Asea Brown
Boveri Ltd which directly or indirectly

owns the other companies

in the ABB Group. The table below

both sets
forth, as of December 31, 2022,

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

Name Location Country
Group
Interest %
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
ABB for Electrical Industries

(ABB ARAB) S.A.E.
Cairo Egypt 100.00
Asea Brown Boveri S.A.E. Cairo Egypt 100.00
ABB AS Jüri Estonia 100.00
ABB Oy Helsinki Finland 100.00
ABB France Cergy Pontoise France 99.84
ABB SAS Cergy Pontoise France 100.00
ABB AG Mannheim Germany 100.00
ABB Beteiligungs-

und Verwaltungsgesellschaft

mbH
Mannheim Germany 100.00
ABB Stotz-Kontakt GmbH Heidelberg Germany 100.00
ABB Striebel & John

GmbH
Sasbach Germany 100.00
B + R Industrie-Elektronik

GmbH
Bad Homburg Germany 100.00
Busch-Jaeger Elektro

GmbH
Lüdenscheid Germany 100.00
ABB Engineering Trading and Service

Ltd.
Budapest Hungary 100.00
ABB Global Business Services

and Contracting India
Private Limited Bangalore India 100.00
ABB Global Industries

and Services Private

Limited
Bangalore India 100.00
ABB India Limited Bangalore India 75.00
ABB E-mobility S.p.A. Milan Italy 91.56
ABB S.p.A. Milan Italy 100.00
ABB K.K. Tokyo Japan 100.00
ABB Ltd. Seoul Korea, Republic of 100.00
ABB Electrical Control

Systems S. de R.L.

de C.V.
Monterrey Mexico 100.00
ABB Mexico S.A. de C.V. San Luis Potosi Mexico 100.00
Asea Brown Boveri S.A.

de C.V.
San Luis Potosi Mexico 100.00
ABB B.V. Rotterdam Netherlands 100.00
ABB E-mobility B.V. Delft Netherlands 91.56
ABB Finance B.V. Rotterdam Netherlands 100.00
ABB Holdings B.V. Rotterdam Netherlands 100.00
ABB AS Fornebu Norway 100.00
ABB Electrification Norway

AS
Skien Norway 100.00
ABB Holding AS Fornebu Norway 100.00
ABB Business Services

Sp. z o.o.
Warsaw Poland 99.94

Name Location Country
Group
Interest %
ABB Industrial Solutions

(Klodzko) Sp. z o.o.
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

Ltd
Modderfontein South Africa 51.00
ABB South Africa (Pty) Ltd. Modderfontein South Africa 74.91
Asea Brown Boveri S.A. Madrid Spain 100.00
ABB AB Västerås Sweden 100.00
ABB Electrification Sweden

AB
Västerås Sweden 100.00
ABB Norden Holding

AB
Västerås Sweden 100.00
ABB Asea Brown Boveri

Ltd
Zurich Switzerland 100.00
ABB Canada EL Holding

GmbH
Zurich Switzerland 100.00
ABB Capital AG Zurich Switzerland 100.00
ABB E-mobility Holding

Ltd
Baden Switzerland 91.56
ABB Information Systems

Ltd.
Zurich Switzerland 100.00
ABB Management Services

Ltd.
Zurich Switzerland 100.00
ABB Schweiz AG Baden Switzerland 100.00
ABB Ltd. Taipei
Taiwan (Chinese
Taipei) 100.00
ABB Elektrik Sanayi A.S. Istanbul Turkiye 99.99
ABB Industries (L.L.C.) Dubai
United Arab
Emirates 49.00 (1)
ABB Holdings Limited Warrington United Kingdom 100.00
ABB Limited Warrington United Kingdom 100.00
ABB E-mobility Inc. Wilmington, DE United States 91.56
ABB Finance (USA)

Inc.
Wilmington, DE United States 100.00
ABB Holdings Inc. Cary, NC United States 100.00
ABB Inc. Cary, NC United States 100.00
ABB Installation Products

Inc.
Memphis, TN United States 100.00
ABB Motors and Mechanical

Inc.
Fort Smith, AR United States 100.00
ABB Treasury Center (USA),

Inc.
Wilmington, DE United States 100.00
Edison Holding Corporation Wilmington, DE United States 100.00
Industrial Connections

& Solutions LLC
Cary, NC United States 100.00
(1)

Company consolidated

as ABB exercises

full management

control.

—
Description of property
As of December 31, 2022, we occupy

real estate in around

100 countries throughout the world.

The facilities
consist mainly of manufacturing plants,

office buildings, research centers and

warehouses. A substantial
portion of our production and development

facilities is situated in China, the U.S.,

Germany, Finland,
Sweden, Italy, Canada, India, Poland and Mexico.

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

As a result of the divestment of

the Power Grids business

to Hitachi Ltd
in 2020,

certain property, plant and equipment previously owned

by ABB which related to the Power

Grids
business, was sold as part of the divestment.

In addition, certain property, plant and equipment relating

to the
former Power Grids business continues

to be owned by ABB and is leased

to Hitachi Energy Ltd.
The net book value of our property, plant and equipment

at December 31, 2022, was $3,911 million, of which
machinery and equipment represented

$1,305 million, land and buildings

represented $2,020 million

and
construction in progress represented

$586 million. We believe

that our current facilities are in good condition
and are adequate to meet the requirements

of our present and foreseeable

future operations.
Item 4A.

Unresolved Staff Comments
None

Item 5.

Operating and Financial Review

and Prospects
The discussion in Item 5 below provides

a comparative analysis

between 2022 and 2021. See

“Item 5.
Operating and Financial Review

and Prospects” in our Annual

Report on Form 20-F for the year ended
December 31, 2021, for a comparative

discussion and analysis between

2021 and 2020.
—
Management overview
In 2022, we managed to navigate high

customer activity in a complex

macroeconomic environment

marked
by inflation, a strained value chain,

an energy crisis, the war in Ukraine

with the related economic sanctions
on Russia as well as the lingering

impacts of the COVID-19 pandemic.

During the year,

we also worked to
fully implement the ABB Way operating model

within our Divisions. Our

new and more efficient ways of
working combined with a strong market

situation led to increased

operational results. In the wake of the
COVID-19 pandemic,

ongoing supply chain, logistics

and labor challenges

emerged, but we were able to
avoid major business disruptions with our

more agile organization. Our strong

price management processes
proved effective as we quickly responded

to rising input costs and were

able to more than offset the higher
costs of inflation through price increases

during the year.
Active portfolio management continues

to be part of our performance culture.

On the back of systematic
portfolio reviews we ascertain whether,

ultimately,

ABB is the best owner of

the different businesses. We
continued

to make strong progress in aligning

our business portfolio with our purpose,

and fully focus on the
areas of electrification and automation.

We completed the spin-off of the Turbocharging Division

in
October 2022 and sold the remaining

19.9 percent interest in Hitachi Energy

to Hitachi in December. The net
cash received from the sale further strengthened

our balance sheet,

giving us additional flexibility

in our
capital allocation decisions.

Looking forward, after the end

of the year, we also reached an agreement in
January 2023 to sell our Power Conversion

Division to AcBel Polytech

Inc. The transaction is subject

to
regulatory approvals and is expected

to be completed in the second half

of 2023.
At the same time, we remain committed

to our strategy to separately

list our E-mobility business subject

to
constructive market conditions. In

the meantime, we received

gross proceeds of approximately
CHF 200 million ($216 million)

through a private placement of new

shares in ABB E-mobility in
November 2022. After the end of the

year, we obtained an additional amount of funding

through the private
placement, increasing the total gross

proceeds by an additional

CHF 325 million ($351 million)

in
February 2023. We remain a committed partner

to ABB E-mobility with a shareholding

of 81 percent as of
February 2023.
In addition, our active portfolio management

process is driving decisions

within the Divisions to improve or
exit areas of underperformance and

support improved performance

ambitions. During 2022 we accelerated
the pace of strategic partnerships as

well as bolt-on acquisitions

driven by the Divisions. The Motion
Business Area announced their

first two acquisitions in more than

a decade, with a combined value

of
approximately $125 million.

Both the planned acquisition of the Siemens

low voltage NEMA motor business
(closing in 2023) and the PowerTech Converter acquisition will help the respective Divisions to further
strengthen their leading market positions.

We have also made minority investments led

by our Divisions. Both
the InCharge Energy,

Inc (In-Charge) and Numocity Technologies Private Ltd (Numocity)

majority
acquisitions made earlier

this year are good examples that minority

investments can later also

become
acquisition targets. As part of our

future strategy, we continue to aim to complete five

or more bolt-on
acquisitions each year.

Business progress
During 2022, demand for ABB’s offering was robust,

driven by strong demand across

all regions and most
customer segments, leading to positive

developments

in both volumes and pricing,

the latter of which was
largely driven by our quick response

to rising input costs which we

were able to pass on to our

customers.
Orders increased in all Business Areas

with higher demand in

all regions with the Americas seeing

the
highest growth, while growth in Asia,

Middle East, and Africa was lower, driven mainly

by lower growth rates
in China versus prior year. Overall demand increased

for the short-cycle flow business

and the
systems-driven offerings as well as in

service.
While our orders increased 7 percent (13

percent in local currencies)

in 2022, revenue growth was lower

at
2 percent (9 percent in local currencies).

Supply chain constraints and

imbalances in the overall supply

chain
limited our ability to convert orders into

actual deliveries resulting

in an increase of our order backlog of
20 percent to $19.9 billion at the

end of the year.
Group profitability showed strong improvement

during 2022

with segment profit (Operational EBITA)
improving in all Business Areas but reflecting

approximately 10 percent of negative

currency translation
impacts compared to 2021.

The result was driven by strong

pricing execution, increased volumes

and
improved internal efficiency. Active price management and

productivity gains were able to offset increasing
raw material costs and general

cost inflation emphasized

by the tight supply situation over

the year.
Cash flows from operating activities

was $1.3 billion in 2022,

a decrease of 61 percent compared

to 2021.
The profitability improvement was more

than offset by the impact of a buildup

of working capital, especially
inventories, required to support our record

high backlog and the impact

of higher pay-out of employee
bonuses due to the strong financial

performance in 2021,

as well as significant cash outflows

relating to the
exit of a non-core business, the payment

for the settlement related to regulatory

penalties for the Kusile
project as well as ongoing restructuring

and business transformation costs.
We continued to make organic growth investments

in a disciplined

manner, prioritizing research and
development while reducing

administrative costs. Total non-order related research and development was
$1.2 billion in 2022, or 4 percent

of revenues.
Capital allocation
Our capital allocation priorities

are unchanged:
•

funding organic growth, research

and development, and

capital expenditures at attractive returns,
•

paying a rising, sustainable

dividend per share over time,
•

investing in value-creating acquisitions,

and
•

returning additional cash

to shareholders.
We expect that our strong cash generation,

on the back of the ABB

Way operating model,

will enhance our
flexibility to invest in both organic

growth and bolt-on acquisitions,

while providing attractive returns

to
shareholders.
At the 2023

Annual General Meeting (AGM),

the Board of Directors is proposing

a dividend of 0.84 Swiss
francs per share. During the year we

reached our goal of returning $7.8

billion of the cash proceeds

from the
Power Grids divestment to shareholders.

Under the various share buyback

programs we have now
purchased in excess of our goal

with $2.8 billion of shares purchased

in 2022 in addition to the $5.5 billion
purchased through the end of 2021.

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
on integrity and transparency.
Amongst other focus areas in 2022,

we announced a new emissions

target for our supply chain. We aim

to
work with our main tier-one suppliers

to achieve a 50 percent reduction

in their CO
2
e emissions by 2030. The
target is focused on suppliers covering

70 percent of ABB’s annual procurement

expenditure. The new target
is expected to make an important

contribution to our goal of enabling

a low carbon society as, in many cases,
our suppliers have a bigger

footprint than our company. For a detailed discussion

of our sustainability
strategy 2030 and our progress in 2022,

see “Item 4. Information on the Company—Sustainability

activities”.
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

PBO and in pension costs.

Holding all other assumptions constant,

a 0.25 percentage-point

decrease in the discount rate would

have
increased the PBO related to our

defined benefit pension plans

by $144 million while a 0.25 percentage-point
increase in the discount rate would

have decreased the PBO related

to our defined benefit pension

plans by
$140 million.
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
‑
term rate of asset return would

have
decreased or increased, respectively, the net periodic benefit cost in 2022

by $20 million.
The funded status, which can increase

or decrease based on the performance

of the financial markets or
changes in our assumptions, does not

represent a mandatory short
‑
term cash obligation. Instead,

the funded
status of a defined benefit pension

plan is the difference between

the PBO and the fair value of the plan
assets. Our defined benefit pension

plans were overfunded by $326

million and $27 million at December

31,
2022 and 2021, respectively.

Our other postretirement

plans were underfunded

by $50 million and $71 million
at December 31, 2022

and 2021, respectively.
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

set up if retained earnings are

considered as
indefinitely reinvested and

used for financing current operations

as well as business growth

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
‑
average cost of
capital, the income tax rate and

the terminal growth rate.
During 2022,

we added one new Division

by creating a standalone Division

from components of two existing
Divisions resulting in twenty-one

reporting units in total for the Group at

October 1, 2022.

Subsequently ABB
completed the spin-off of the Turbocharging Division

in October 2022. For each change

in reporting unit
which arose during 2022, an interim

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

the Division, with the exception of
Process Automation where the reporting

units were the same as

the Divisions) while after the change,
goodwill impairment was assessed

at the Division level.

Although the new operating model

resulted only in an
allocation of goodwill within

the operating segments and

did not change the segment level

goodwill, an
interim quantitative impairment

test was conducted before and

after the July 1 change. As a result of

the
interim quantitative impairment

test, a goodwill impairment charge

of $290 million was recorded in 2020

to
reduce the carrying value of the Machine

Automation reporting

unit to its implied fair value. For more
information, please refer to “Note 11 – Goodwill and intangible assets” to ABB’s Consolidated Financial
Statements.
At October 1, 2022

and 2021, we performed qualitative

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

In 2022, we invested $1,166

million, or approximately 4 percent of
our 2022

consolidated revenues, on research

and development activities in our

continuing operations.

We
also had expenditures of approximately

$48 million on order-related

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
technologies used in our products

and in common technology

platforms that can be applied across multiple
product lines.

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

We have built numerous university strategic
relationships with a number of leading

institutions in various countries

around the world.
We are also leveraging our ecosystem to

enhance our innovation

efforts and gain speed with strategic
partners with complementary competencies.

In addition, we invest and collaborate

with start-ups worldwide
via our corporate venture arm ABB

Technology Ventures

and our start-up collaboration

arm SynerLeap.
The result of our investment in research

and development is that

ABB is widely recognized

for its world-class
technology.
—
Acquisitions and divestments
Acquisitions
During 2022 and 2021, ABB paid

$195 million and $212 million

to purchase five and two businesses,
respectively.
The principal acquisition

in 2022 was InCharge Energy, Inc. (In-Charge),

where we increased our ownership
to a 60 percent controlling interest, expanding

the market presence of the E-mobility

Division within our
Electrification operating segment,

particularly in the North

American market. In-Charge is headquartered

in
Santa Monica, United States,

and is a provider of turn-key commercial

electric vehicle charging

hardware and
software solutions. See “Note 4 - Acquisitions,

divestments and equity-accounted

companies” to our
Consolidated Financial

Statements.
The principal acquisition

in 2021 was ASTI Mobile Robotics Group

SL (ASTI). ASTI is headquartered

in
Burgos, Spain.
There were no significant acquisitions

in 2020.

Divestments and spin-offs
Spin-off of the Turbocharging Division
In September 2022, the shareholders

approved the spin-off of the Company’s

Turbocharging Division into an
independent, publicly traded company, Accelleron

Industries AG (Accelleron), which

was completed through
the distribution of common stock of

Accelleron to the stockholders

of ABB on October 3, 2022. As a result of
the spin-off of this Division, the Company distributed

net assets of $272 million, net of amounts

attributable to
noncontrolling interests of $12 million,

which was reflected as a reduction

in Retained earnings. In

addition,
total accumulated comprehensive

income of $95 million, including

the cumulative translation adjustment,

was
reclassified to Retained earnings.

Cash and cash equivalents distributed

with Accelleron was $172 million.
Prior to being spun-off, the Turbocharging Division

was part of our Process Automation

Business Area. See
“Note 4 - Acquisitions, divestments and

equity-accounted companies”

to our Consolidated Financial
Statements.

Divestment of Mechanical Power

Transmission Division
In November 2021, we completed

the sale of our Mechanical

Power Transmission Division (Dodge) to RBC
Bearings Inc. for cash proceeds

of $2,862 million, net of transaction

costs and cash disposed and

recognizing
a net gain on sale of $2,195

million.

Prior to its disposal, the Dodge business

was part of our Motion Business
Area. See “Note 4 - Acquisitions, divestments

and equity-accounted

companies” to our Consolidated
Financial Statements.
Divestment of Power Grids
On July 1, 2020,

we completed the divestment

of 80.1 percent of our former

Power Grids business (Hitachi
Energy) to Hitachi. As this divestment

represented a strategic

shift that would have a major effect on our
operations and financial

results, the results of operations for

this business are presented as discontinued
operations and the assets and liabilities

are reflected as held for sale for

all periods presented. For more
information on the divestment of

the Power Grids business see

“Note 3 - Discontinued operations”

to our
Consolidated Financial

Statements.

Hitachi held a call option which

required ABB to sell the remaining

19.9 percent interest in Hitachi Energy

at a
price consistent with what was paid

by Hitachi to acquire the initial

80.1 percent or at fair value, if

higher. In
September 2022, we agreed with Hitachi

that we would sell our remaining

investment in Hitachi Energy and
concurrently settle certain outstanding

contractual obligations relating

to the initial sale of the business,
including certain indemnification

guarantees (see Note 15 - Commitments

and contingencies). The
transaction was completed in December

2022, and we received

proceeds of $1,552 million. See “Note 4

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
December 31, 2022, 2021 and 2020,

were as follows:
Exchange rates into $ 2022 2021 2020
EUR 1.00 1.07 1.13 1.23
CHF 1.00 1.08 1.10 1.14
CNY 1.00 0.14 0.16 0.15
The average exchange rates between

the USD and the EUR, the USD

and the CHF and the USD and

the
CNY for the years ended December 31,

2022, 2021 and 2020, were as follows:
Exchange rates into $ 2022 2021 2020
EUR 1.00 1.05 1.18 1.14
CHF 1.00 1.05 1.09 1.07
CNY 1.00 0.15 0.16 0.14
When we incur expenses that are not

denominated in the same

currency as the related revenues,

foreign
exchange rate fluctuations could affect our

profitability. To

mitigate the impact of exchange

rate movements
on our profitability, it is our policy to enter into forward foreign exchange contracts to manage the foreign
exchange transaction risk of our operations.
In 2022, approximately 75 percent of

our consolidated revenues

were reported in currencies other than

the
USD. The following percentages

of consolidated revenues were

reported in the following

currencies:
•

Euro, approximately 22 percent, and

•

Chinese renminbi, approximately

16 percent.
In 2022, approximately 72 percent of

our cost of sales and

selling, general and administrative

expenses were
reported in currencies other than

the USD. The following percentages

of consolidated cost of sales and
selling, general and administrative

expenses were reported in the

following currencies:
•

Euro, approximately 19 percent, and

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

—
Analysis of results of operations
Our consolidated results from operations

were as follows:
Income Statement Data:
($ in millions, except per

share data in $)
2022 2021 2020
Revenues

29,446 28,945 26,134
Cost of sales

(19,736) (19,478) (18,256)
Gross profit 9,710 9,467 7,878
Selling, general and administrative

expenses

(5,132) (5,162) (4,895)
Non-order related research

and development expenses

(1,166) (1,219) (1,127)
Impairment of goodwill — — (311)
Other income (expense),

net

(75) 2,632 48
Income from operations 3,337 5,718 1,593
Interest and dividend income

72 51 51
Interest and other finance

expense

(130) (148) (240)
Losses from extinguishment

of debt
— — (162)
Non-operational pension

(cost) credit
115 166 (401)
Income tax expense (757) (1,057) (496)
Income from continuing

operations, net of

tax
2,637 4,730 345
Income (loss) from discontinued

operations, net of

tax

(43) (80) 4,860
Net income 2,594 4,650 5,205
Net income attributable

to noncontrolling
interests and redeemable

noncontrolling interests

(119) (104) (59)
Net income attributable

to ABB
2,475 4,546 5,146
Amounts attributable to

ABB shareholders:
Income from continuing

operations, net of

tax

2,517 4,625 294
Income (loss) from discontinued

operations, net of

tax

(42) (79) 4,852
Net income

2,475 4,546 5,146
Basic earnings per share

attributable to ABB

shareholders:
Income from continuing

operations, net of

tax

1.33 2.31 0.14
Income (loss) from discontinued

operations, net of

tax

(0.02) (0.04) 2.30
Net income

1.30 2.27 2.44
Diluted earnings per share

attributable to ABB

shareholders:
Income from continuing

operations, net of

tax

1.32 2.29 0.14
Income (loss) from discontinued

operations, net of

tax

(0.02) (0.04) 2.29
Net income

1.30 2.25 2.43
A more detailed discussion of

the orders, revenues, income

from operations and Operational

EBITA for our
Business Areas follows in the sections

of “Business analysis”

below for Electrification, Motion,

Process
Automation, Robotics & Discrete Automation

and Corporate and Other. Orders and revenues

of our
businesses include intersegment

transactions which are eliminated

in the “Corporate

and Other”

line in the
tables below.

Orders
% Change
($ in millions) 2022 2021 2020 2022 2021
Electrification 15,901 14,381 11,884 11% 21%
Motion 7,896 7,616 6,574 4% 16%
Process Automation

6,825 6,779 6,144 1% 10%
Robotics & Discrete Automation 4,116 3,844 2,868 7% 34%
Total Business Areas 34,738 32,620 27,470 6% 19%
Corporate and Other
Non-core and divested businesses 46 (10) (31) n.a. n.a.
Intersegment eliminations

and other
(796) (742) (927) n.a. n.a.
Total 33,988 31,868 26,512 7% 20%
In 2022, total orders increased 7 percent

compared to 2021 (13 percent in

local currencies). All Business
Areas contributed to the order growth

driven by both higher business

volumes and price

increases, reflecting
strong demand across most regions

and most customer segments,

as well as the impact of successfully
passing on rising input costs to end

customers.

Orders were higher for product and

project businesses as
well as for service businesses.

In addition to strong underlying

market demand,

orders were also supported
by customers placing orders early

to secure deliveries in an

environment with a generally

tight supply chain,
especially earlier in the year.

As supply chain constraints eased

over the year, customer order patterns
tended to normalize. Growth rates were

highest in the Electrification

and Robotics & Discrete Automation
Business Areas.

Both the Process Automation and

Motion Business Areas contributed

modest growth, with
the former impacted by the spin-off of the Turbocharging

Division in October 2022 and the latter

impacted by
the divestment of the Mechanical

Power Transmission business sold in November

2021 which together had a
combined negative impact on consolidated

order growth of approximately 3 percent.

For additional
information about individual

Business Area order performance, refer

to the relevant sections of “Business
analysis” below.
We determine the geographic distribution

of our orders based on the location

of the ultimate destination of the
products’ end use, if known, or

the location of the customer. The geographic

distribution of our consolidated
orders was as follows:
% Change
($ in millions) 2022 2021 2020 2022 2021
Europe 11,778 11,857 9,618 (1)% 23%
The Americas

11,825 9,940 7,956 19% 25%
of which: United States 8,920 7,453 5,971 20% 25%
Asia, Middle East and Africa

10,385 10,071 8,938 3% 13%
of which: China 5,087 5,036 4,121 1% 22%
Total 33,988 31,868 26,512 7% 20%
In 2022, orders increased 19 percent

in the Americas (20 percent in

local currencies),

with orders growing in
the U.S., Canada, Brazil and Mexico.

In Europe,

orders decreased 1 percent (increased

13 percent in local
currencies) with the Motion and

Robotics & Discrete Automation

Business Areas reporting order

growth.
Orders were higher in France, Switzerland,

Italy and the United Kingdom

while they declined in Germany,
Sweden and Finland.

In Asia, Middle East and Africa,

orders increased 3 percent (9 percent

in local
currencies) with orders increasing

in China,

India,

Singapore, South Korea and

Saudi Arabia while they
decreased in Australia.

Order backlog
% Change
December 31, ($ in millions) 2022 2021 2020 2022 2021
Electrification 6,933 5,458 4,358 27% 25%
Motion 4,726 3,749 3,320 26% 13%
Process Automation 6,229 6,079 5,805 2% 5%
Robotics & Discrete Automation 2,679 1,919 1,403 40% 37%
Total Business Areas 20,567 17,205 14,886 20% 16%
Corporate and Other
Non-core and divested businesses 23 114 139 (80)% (18)%
Intersegment

eliminations
(723) (712) (722) n.a. n.a.
Total 19,867 16,607 14,303 20% 16%
At December 31, 2022, consolidated

order backlog was 20 percent higher

(26 percent in local currencies)
compared to December 31, 2021.

Order backlog increased significantly

in most Business Areas with the
Process Automation Business Area having

only modest growth. The order backlog

in the Motion Business
Area was driven by order growth

in both the short-

and long-cycle businesses

in most Divisions. Order
backlog increased across all Divisions

in the Electrification Business Area

reflecting the very high order levels
with the strongest growth in the E-mobility

and Distribution Solutions

Divisions. The order backlog in the
Process Automation Business Area was

supported by a strong order increase

in most Divisions

except the
Marine & Ports Division, which was negatively

impacted by an order reversal due

to a customer bankruptcy in
Germany.

The low order backlog growth in

the Process Automation Business

Area also reflects the spin-off of
the Turbocharging Division. The increase in the order

backlog in the Robotics & Discrete

Automation
Business Area was driven by strong growth

in both Divisions (Machine Automation

and Robotics).

Revenues
% Change
($ in millions) 2022 2021 2020 2022 2021
Electrification 14,105 13,187 11,924 7% 11%
Motion 6,745 6,925 6,409 (3)% 8%
Process Automation 6,044 6,259 5,792 (3)% 8%
Robotics & Discrete Automation 3,181 3,297 2,907 (4)% 13%
Total Business Areas 30,075 29,668 27,032 1% 10%
Corporate and Other
Non-core and divested businesses 135 11 (6) n.a. n.a.
Intersegment eliminations

and other
(764) (734) (892) n.a. n.a.
Total 29,446 28,945 26,134 2% 11%
In 2022, revenues increased by 2 percent

(9 percent in local currencies).

During the first half of the year,
revenues were hampered as component

constraints slowed production

and hindered customer deliveries.
However, the supply chain challenges progressively

eased, triggering higher revenue

growth rates in the
latter part of the year. All Business Areas benefited

from increased volumes and

price

increases as we were
able to pass on the impacts of higher

cost inputs to the end customers.

Growth rates were highest in

the
Electrification Business Area. In local

currencies, the Motion Business

Area achieved a single-digit growth
rate despite the adverse impact

from the divestment of the Mechanical

Power Transmission Division in
November 2021. The Process Automation

Business Area saw moderate growth

in local currencies despite
the spin-off of the Turbocharging Division in October 2022.

Revenues in the Robotics & Discrete

Automation
Business Area increased in local

currencies,

with revenues benefiting

in the second half of the year from

an
easing of component constraints.

For additional analysis of revenues

for each of the Business Areas, refer

to
the relevant sections of “Business

analysis” below.
We determine the geographic distribution

of our revenues based on the location of

the ultimate destination of
the products’ end use, if known,

or the location of the customer. The geographic

distribution of our
consolidated revenues was

as follows:
% Change
($ in millions) 2022 2021 2020 2022 2021
Europe

10,286 10,529 9,764 (2)% 8%
The Americas

9,572 8,686 7,949 10% 9%
of which: United States 7,021 6,397 6,027 10% 6%
Asia, Middle East and Africa

9,588 9,730 8,421 (1)% 16%
of which: China 4,696 4,932 4,098 (5)% 20%
Total 29,446 28,945 26,134 2% 11%
In 2022, the increase in revenues was

driven by the Americas region,

where revenues increased 10

percent
(11 percent in local currencies) and were higher across

all Business Areas except the

Motion Business Area.
Revenues increased in the U.S., Canada,

Brazil, Mexico, Argentina and

Peru. In Europe,

revenues
decreased 2 percent (increased

12 percent in local currencies)

and were higher across all Business

Areas
except the Motion Business Area,

which was flat. Sales were higher

in Finland, the United Kingdom and
France while revenues

were lower in Sweden, Switzerland

and Norway. Germany and Italy reported stable
sales.

In Asia, Middle East and Africa

revenues decreased 1 percent (increased

5 percent in local currencies)
and revenues grew in the Electrification

Business Area while

the Process Automation and Robotics

&
Discrete Automation Business Areas

reported a decrease with the

Motion Business Area being stable.
Revenues increased in India

and Singapore while they decreased

in China, Saudi Arabia,

Australia, Japan
and South Korea.

Cost of sales
Cost of sales consists primarily of labor, raw materials

and component costs but also includes

indirect
production costs, expenses for warranties,

contract and project charges,

as well as order-related
development expenses incurred

in connection with projects for which

corresponding revenues

have been
recognized.
In 2022, costs of sales increased 1

percent (8 percent in local

currencies) to $19,736 million. Cost of

sales as
a percentage of revenues decreased

to 67.0 percent from 67.3 percent

in 2021, increasing the gross

margin,
primarily driven by price

increases and certain cost savings

actions taken to mitigate higher inflation

in labor,
commodity prices

and freight costs. It is partly

offset by a negative impact due to portfolio

changes. In 2022,
gross margin percentages were higher

in the Electrification,

Process Automation and Motion

Business Areas.
The gross margin percentages

in the Robotics & Discrete

Automation Business Areas were lower

in 2022
compared to 2021 due to the impact of

higher inflation and

lower volume due to general

supply chain
constraints.

Selling, general and administrative expenses
The components of selling, general

and administrative expenses were

as follows:
($ in millions) 2022 2021 2020
Selling expenses

3,248 3,281 3,087
General and administrative

expenses

1,884 1,881 1,808
Total 5,132 5,162 4,895
In 2022, general and administrative

expenses were flat (increased

8 percent in local currencies) compared

to
2021. The local currency increase principally

represents an impact from inflation.

As a percentage of
revenues, general and administrative

expenses slightly decreased to 6.4 percent

from 6.5 percent in 2021
mainly due to strong revenue growth

compared to more modest cost

increases.

General and administrative
expenses in 2022

continue to include the ongoing

costs required to deliver services

to Hitachi Energy Ltd and
Accelleron (commencing in October

2022) under transition service

agreements for which we are
compensated and have recorded

$162 million in Other income

(expense), net,

during 2022 compared to
$173 million in 2021.
In 2022, selling expenses decreased

1 percent (increased 6 percent

in local currencies) compared

to 2021
and was higher in local currencies

across all Business Areas.

Spending levels increased

as pandemic-related
restrictions were gradually relaxed

and sales activities increased

to keep pace with the strong growth

in
underlying demand. Selling expenses

as a percentage of orders received

decreased from 10.3 percent

in
2021 to 9.6 percent in 2022 mainly due

to strong order growth.
Non
‑
order related research and development expenses
In 2022, non ‑
order related research and development

expenses decreased 4 percent

(increase 4 percent in
local currencies) compared to 2021.

In 2022, non
‑
order related research and development

expenses as a
percentage of revenues remained

similar to prior year levels (4.0 percent

in 2022 compared to 4.2 percent

in
2021) as we continued investing

in research and development in

line with revenues growth.

Other income (expense), net
($ in millions) 2022 2021 2020
Income from provision

of services under transition

services agreements
221 173 91
Net gain from sale of property, plant

and equipment

84 38 37
Gain (loss) from change in

fair value of investments

in equity securities
52 108 73
Brand income from Hitachi

Energy
57 89 60
Favorable resolution of an

uncertain purchase

price adjustment
15 6 36
Fair value adjustment on

assets and liabilities

held for sale
— — (33)
Net gain (loss) from sale

of businesses & equity-accounted

investments
(1)
36 2,193 (2)
Asset impairments

(55) (33) (35)
Income (loss) from equity-accounted

companies
(102) (100) (66)
Restructuring and restructuring-related

expenses
(2)
(227) (48) (87)
Regulatory penalties in connection

with Kusile project
(313) — —
Other income (expense) 157 206 (26)
Total (75) 2,632 48
(1)

Includes gain

on sale

of the remaining

19.9 percent

investment

in Hitachi

Energy Ltd.
(2)

Excluding

asset impairments
In 2022, Other income (expense),

net, was a loss of $75 million

compared to a gain of $2,632 million

in 2021.
In 2022, we recorded costs of $313

million associated with regulatory

penalties assessed in connection

with
the Kusile project and higher restructuring

and restructuring-related

expenses which included $195

million in
connection with the exit of the full

train retrofit business primarily

for contract settlement costs.

In 2022, we
recorded a gain of $43 million

relating to the sale of the remaining

19.9

percent of Hitachi Energy to Hitachi.
In 2021, we recorded gains of $2,193

million in Other income (expense),

net for net gains from sales of
businesses. This was primarily due

to the divestment of the Dodge

business.

In 2022

compared to 2021,

we
recorded lower gains for net fair value

increases in various equity investments,

the most significant of which
in 2022 related to InCharge Energy, Inc and in 2021 related

to CMR Surgical Ltd.
Income from operations
% Change
($ in millions) 2022 2021 2020 2022 2021
Electrification 2,159 1,841 1,335 17% 38%
Motion 1,092 3,276 989 (67)% 231%
Process Automation

663 713 344 (7)% 107%
Robotics & Discrete Automation 247 269 (163) (8)% n.a.
Total Business Areas 4,161 6,099 2,505 (32)% 143%
Corporate and Other (823) (385) (927) n.a. n.a.
Intersegment elimination

(1) 4 15 n.a. n.a.
Total 3,337 5,718 1,593 (42)% 259%
In 2022 and 2021, changes in income

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

which has been allocated

to discontinued
operations.
($ in millions) 2022 2021 2020
Interest and dividend income

72 51 51
Interest and other finance

expense

(130) (148) (240)
Losses from extinguishment

of debt
— — (162)
In 2022, increases in market interest

rates resulted in both higher

interest income on cash deposits and
higher interest expense on floating

rate debt. Interest expense

was lower primarily due to net

reversals of
interest expense in connection with

income tax related contingencies.

This was partially offset by the effect of
higher rates of interest on floating rate

debt as well as higher

amounts of outstanding commercial

paper.
Non-operational pension (cost) credit
A non-operational pension

credit of $115 million was recorded in 2022

compared to a $166 million credit in
2021. Compared to 2021, the 2022 non-operational

pension credit has decreased

due to lower expected
returns on plan assets and higher

interest costs on the benefit

obligations (see “Note 17 - Employee

benefits”
to our Consolidated Financial

Statements).
Income tax expense
($ in millions) 2022 2021 2020
Income from continuing

operations before

taxes

3,394 5,787 841
Income tax expense (757) (1,057) (496)
Effective tax rate for the

year

22.3% 18.3% 59.0%
In 2022, the effective tax rate increased to

22.3 percent from 18.3 percent in

2021. The effective tax rate in
2022 was approximately 2 percentage

points higher due to the non-deductible

regulatory penalties in
connection with the Kusile project and

3 percentage points due

to not benefiting losses in entities

having a
participation exemption.

The effective tax rate in 2022

also reflects a benefit of approximately

6 percentage
points due to changes in assessment

of recoverability of deferred

tax assets. In 2021, the tax impacts

related
to the sale of the Dodge business reduced

the effective tax rate by approximately

5 percentage points. We
also realized certain benefits from

internal reorganizations

in anticipation of this divestment which

reduced
the effective tax rate by a further 4 percentage

points.
See “Note 16 - Income taxes” to our

Consolidated Financial

Statements for additional information.
Income from continuing operations, net of tax
As a result of the factors discussed above,

compared to 2021, Income

from continuing operations,

net of tax,
decreased by $2,093 million

to $2,637 million in 2022.

Income from discontinued operations, net of tax
Income (loss) from discontinued

operations, net of tax, in 2022,

2021 and 2020 was as follows:
($ in millions) 2022 2021 2020
Total revenues

— — 4,008
Total

cost of sales

— — (3,058)
Gross profit — — 950
Expenses

(38) (18) (808)
Change to net gain recognized

on sale of the Power

Grids business
(10) (65) 5,141
Income (loss) from operations (48) (83) 5,282
Net interest income (expense)

and other finance expense

— 2 (5)
Non-operational pension

(cost) credit
— — (94)
Income (loss) from discontinued

operations before

taxes
(48) (81) 5,182
Income tax 5 1 (322)
Income (loss) from discontinued

operations, net of

tax

(43) (80) 4,860
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

we recognized a net gain for the

sale of the
entire Power Grids business which is

included in Income from discontinued

operations, net of tax. Certain
amounts included in the net gain

are estimated or otherwise

subject to change in value and, as

a result, we
have recorded additional

adjustments in 2022 and 2021,

primarily due to the impacts of

the final purchase
price settlement agreed with Hitachi and

net foreign currency losses

on certain obligations.

We may record
additional adjustments in future periods

to the gain which are not expected

to have a material impact on

the
Consolidated Financial

Statements.
For additional information on the divestment

and discontinued

operations,

see “Note 3 - Discontinued
operations”

to our Consolidated Financial

Statements.
Net income attributable to ABB
As a result of the factors discussed above,

compared to 2021, Net income attributable

to ABB decreased by
$2,071 million to $2,475 million

in 2022.

Earnings per share attributable to ABB shareholders
(in $) 2022 2021 2020
Basic earnings per share

attributable to ABB

shareholders:
Income from continuing

operations, net of

tax

1.33 2.31 0.14
Income (loss) from discontinued

operations, net of

tax

(0.02) (0.04) 2.30
Net income

1.30 2.27 2.44
Diluted earnings per share

attributable to ABB

shareholders:
Income from continuing

operations, net of

tax

1.32 2.29 0.14
Income (loss) from discontinued

operations, net of

tax

(0.02) (0.04) 2.29
Net income

1.30 2.25 2.43
Basic earnings per share is calculated

by dividing income by the weighted
‑
average number of shares
outstanding during the year. Diluted earnings

per share is calculated by dividing

income by the
weighted
‑
average number of shares outstanding

during the year, assuming that all potentially

dilutive
securities were exercised, if dilutive.

Potentially dilutive securities

comprise: outstanding written call

options
and outstanding options and

shares granted subject to

certain conditions under our share
‑
based payment
arrangements. See “Note 20 - Earnings

per share”

to our Consolidated Financial

Statements.

—
Business analysis
Electrification Business Area
The financial results of our Electrification

Business Area were as follows:
% Change
($ in millions) 2022 2021 2020 2022 2021
Orders

15,901 14,381 11,884 11% 21%
Order backlog

at December 31,

6,933 5,458 4,358 27% 25%
Revenues

14,105 13,187 11,924 7% 11%
Income from operations

2,159 1,841 1,335 17% 38%
Operational EBITA

2,328 2,121 1,681 10% 26%
Orders
Approximately two-thirds of the Business

Area’s orders are for products

with short delivery times; these
orders are usually recorded and

delivered within a three-month period

and thus are generally considered

as
short-cycle. The remainder is comprised

of smaller project orders that require

longer lead times, as well

as
larger solutions requiring

engineering and installation. Approximately

half of the Business Area’s orders are
received via third-party distributors.

As a consequence, end-customer

market data is based partially

on
management estimates.
In 2022, orders increased 11 percent (17 percent in local

currencies) as demand improved across

all key
end-user segments.

Demand in the buildings

segment, the Electrification Business

Area’s largest end-user
segment,

was robust,

with strong growth particularly

in the non-residential building

sector. Solid growth in the
residential building sector in the first half

of the year was partly offset

by a slowdown in the second

half of
2022,

particularly in certain European

markets. Substantial growth continues

in the e-mobility segment along
with strong growth in data centers, food

and beverage,

infrastructure and renewables. Demand

from the oil
and gas segment increased significantly

during the year,

while growth in the utilities

and rail segments was
solid even if geographically

uneven.

The geographic distribution

of orders for our Electrification

Business Area was as follows:
($ in millions) 2022 2021 2020
Europe

4,973 5,022 4,149
The Americas

6,776 5,199 4,033
of which: United States 5,273 3,891 3,065
Asia, Middle East and Africa

4,152 4,160 3,702
of which: China 2,028 2,141 1,819
Total 15,901 14,381 11,884
In 2022, orders in local currencies increased

in all regions. The pandemic-related

challenges improved
compared to 2021 in most geographies.

Orders in the Americas increased

30 percent (31 percent in local
currencies), with demand strengthening

across all key markets, led by increases

in the U.S. and Brazil.
Orders in Europe decreased 1 percent,

reflecting the weakening

of many European currencies against

the
U.S. dollar, but increased 13 percent in local currencies,

with growth across the region

including in key
markets such as Italy and Germany.

Orders in Asia, Middle

East and Africa were on the same level

as in
2021,

but increased 6 percent in local currencies,

with strong order growth in

India throughout the year
offsetting a slowdown in China.

Orders in China were lower

in most end-user segments mainly as

business
activity was hampered by pandemic-related

measures, but also reflected a

challenging comparable

due to
strong order performance in 2021.
Order backlog
In 2022, order backlog increased 27

percent (33 percent in local

currencies). Order backlog benefited

from
strong order

intake, but was also impacted

by execution challenges

caused by material shortages,
transportation constraints as well

as pandemic-related production

pressures

in some local markets.
Revenues
In 2022, revenues increased 7 percent

(14 percent in local currencies).

Revenues

in local currencies
increased in all Divisions

reflecting the strong demand across regions

and end-user segments, however
growth was still hampered by component

shortages, logistics

challenges and a tight labor

market. Pricing
actions taken to mitigate increasing

material,

labor and transportation

costs contributed strongly to

the higher
revenue level and accounted

for around three quarters

of the revenue growth in 2022. The revenue

growth
was led by the E-mobility Division,

mirroring the very high

demand in this segment. There was

also strong
double-digit revenue growth in local

currencies in the Power Conversion

Division as well as in the Installation
Products and Smart Power Divisions.

The geographic distribution

of revenues for our Electrification

Business Area was as follows:
($ in millions) 2022 2021 2020
Europe

4,544 4,628 4,190
The Americas

5,372 4,503 4,093
of which: United States 3,940 3,322 3,115
Asia, Middle East and Africa

4,189 4,056 3,641
of which: China 2,004 2,110 1,858
Total 14,105 13,187 11,924
In 2022, revenues in the Americas increased

19 percent (20 percent

in local currencies) with widespread
regional growth.
Revenues

increased 3 percent (10 percent in local

currencies) in Asia, Middle East and
Africa, supported by strong growth in

India,

while revenues in China

were lower than the previous year.
Revenues in Europe decreased

2 percent,

impacted by weakening

currencies in many European countries
versus the U.S.

dollar, while revenues in the region grew 13

percent in local currencies.

Income from operations
In 2022, income from operations increased

17 percent (28 percent

in local currencies), supported by

higher
volumes as well as strong price management,

which helped offset the adverse

impact from cost inflation

in
raw materials, freight and labor. Benefits of savings

realized from ongoing restructuring

and cost savings
programs also positively influenced

income from operations. Restructuring-related

expenses and
implementation costs in our operating

Divisions were lower in 2022

than in 2021, mainly due to the
substantial completion of the integration

of GEIS,

which we acquired

in 2018.

Also contributing to the higher
income from operations in 2022 compared

to 2021 were higher gains

from net fair value increases in various
equity investments, the most significant

being InCharge Energy, Inc., as well as lower GEIS integration costs.
These positive effects were partially

dampened by widespread

inflationary cost pressures in 2022, as well

as
higher personnel expenses

driven by a ramp-up of manufacturing

capacity to meet higher demand.

Changes
in foreign currencies, including

the impacts from FX/commodity timing differences

summarized in the table
below,

negatively impacted income from operations

by approximately 6 percent.
Operational EBITA
The reconciliation of Income from

operations to Operational

EBITA for the Electrification Business Area was
as follows:
($ in millions) 2022 2021 2020
Income from operations 2,159 1,841 1,335
Acquisition-related amortization

116 117 115
Restructuring, related and

implementation

costs
28 66 145
Changes in obligations

related to divested businesses
1 — 15
Changes in pre-acquisition

estimates
11 (6) 11
Gains and losses from

sale of businesses
(1) 13 4
Fair value adjustment on

assets and liabilities

held for sale
— — 33
Favorable resolution of an

uncertain purchase

price adjustment
— (5) (36)
Acquisition-

and divestment-related

expenses and integration

costs
40 70 71
Changes in fair value of

investments in equity

securities
(57) (15) —
Certain other non-operational

items
33 15 9
FX/commodity timing

differences in income from

operations
(2) 25 (21)
Operational EBITA 2,328 2,121 1,681
In 2022, Operational EBITA increased 10 percent (20 percent

excluding the impact from changes

in foreign
currency exchange rates) compared

to 2021, primarily due to the reasons described

under “Income from
operations”, excluding the explanations

related to the reconciling

items in the table above.

Motion Business Area
The financial results of our Motion Business

Area were as follows:
% Change
($ in millions) 2022 2021 2020 2022 2021
Orders

7,896 7,616 6,574 4% 16%
Order backlog at December

31,

4,726 3,749 3,320 26% 13%
Revenues

6,745 6,925 6,409 (3)% 8%
Income from operations

1,092 3,276 989 (67)% 231%
Operational EBITA

1,163 1,183 1,075 (2)% 10%
Orders
In 2022, orders increased 4 percent

(11 percent in local currencies) compared to 2021.

Strong market activity
as well as effective price management offset

negative impacts from both exchange

rates and the divestment
in November 2021 of the Mechanical

Power Transmission Division

which negatively impacted the growth rate
by approximately 9 percent.

The Business Area recorded

strong double-digit order growth

in local currencies
across all Divisions and in key customer

segments and benefited

from strong order growth in the buildings
segment (heating, ventilation, air conditioning

and refrigeration) as well

as in rail, with solid demand recovery
and high year-on-year growth

in the chemical, and oil and

gas segments. Other segments

supporting strong
order development include

metals,

pulp and paper, marine and other segments such

as power generation
(including wind), food and beverage,

and mining. The market shift

towards carbon reduction, energy
efficiency and digitalization continued

to support business growth.
The geographic distribution

of orders for our Motion Business

Area was as follows:
($ in millions) 2022 2021 2020
Europe

2,710 2,617 2,219
The Americas

2,583 2,677 2,276
of which: United States 2,128 2,200 1,897
Asia, Middle East and Africa

2,603 2,322 2,079
of which: China 1,314 1,232 1,077
Total 7,896 7,616 6,574

In 2022, orders increased 4 percent

(18 percent in local currencies)

in Europe as orders increased

across the
region particularly in Turkiye, Italy, Sweden, Germany, France and Poland. In Asia, Middle

East and Africa,
orders increased 12 percent (18 percent

in local currencies) driven

by growth in India, China and

Australia. In
the Americas, orders decreased 4 percent

(2 percent in local currencies)

reflecting the impact of the
divestment of the Mechanical Power

Transmission Division, which operated

principally in the United States.
Order backlog
Order backlog in 2022 increased

26 percent (33 percent in local

currencies) compared to 2021

reaching
$4.7 billion. Order backlog increased

across all Divisions and was driven

mainly by the large orders received
in the long-cycle business. Additionally, supply chain constraints impacted customer deliveries,

particularly in
the short-cycle business, further

adding to the order backlog.
Revenues
In 2022, revenues declined 3 percent

(up 5 percent in local

currencies) compared to 2021, negatively
impacted by approximately 9 percent

by the divestment of the Mechanical

Power Transmission Division in
November 2021. The growth in the

other Divisions was

supported by strong demand and solid

price
management particularly in the products

business.
The geographic distribution

of revenues for our Motion Business

Area was as follows:
($ in millions) 2022 2021 2020
Europe

2,271 2,258 2,196
The Americas

2,208 2,396 2,225
of which: United States 1,823 1,974 1,867
Asia, Middle East and Africa

2,266 2,271 1,988
of which: China 1,245 1,256 1,040
Total 6,745 6,925 6,409
In 2022, revenues in Europe increased

1 percent (16 percent in local

currencies) compared to 2021.
Revenue increases in local

currencies were driven by Turkiye, Germany, the United Kingdom,

Finland and
Italy while sales volumes declined

in Poland, Switzerland and Austria.

In Asia, Middle East and Africa
revenues were flat (up 6 percent in

local currencies) as

revenue growth in India and China

was partly offset
by declines

in Australia and Japan. In the Americas,

revenues decreased

8 percent (7 percent in local
currencies) impacted by the divestment

of the Mechanical Power Transmission Division,

which was partially
offset by growth in the U.S., particularly

in the book-and-bill

business in the NEMA Motors Division.
Income from operations
In 2022, income from operations declined

67 percent compared to 2021 as the previous

year included a gain
of $2,195 million on the sale of

the Mechanical Power Transmission Division.

Excluding this gain, income
from operations increased 1 percent as

higher volume in 2022 offset the impact

of the divestment. The higher
revenues reflected strong demand

and active price management

during 2022 which more than

offset
increasing commodities and

freight expenses and other cost inflation.

Profitability was also supported

by
continued cost discipline, focus on operational

performance and a positive divisional

mix. Changes in foreign
currencies, including the impacts from

FX/commodity timing differences summarized

in the table below,
negatively impacted income from operations

by approximately 4 percent.

Operational EBITA
The reconciliation of Income from

operations to Operational

EBITA for the Motion Business Area was as
follows:
($ in millions) 2022 2021 2020
Income from operations 1,092 3,276 989
Acquisition-related amortization

31 43 52
Restructuring, related and

implementation

costs
16 22 44
Gains and losses from

sale of businesses
8 (2,196) —
Acquisition-

and divestment-related

expenses and integration

costs
15 26 —
Certain other non-operational

items
— 1 17
FX/commodity timing

differences in income from

operations
1 11 (27)
Operational EBITA 1,163 1,183 1,075
In 2022, Operational EBITA decreased 2 percent (increased

6 percent excluding the impact from

changes in
foreign currency exchange rates)

compared to 2021, primarily due

to the reasons described under

“Income
from operations”, excluding

the explanations related to

the reconciling items in the table

above.
Process Automation Business Area
The financial results of our Process

Automation Business Area were as

follows:
% Change
($ in millions) 2022 2021 2020 2022 2021
Orders

6,825 6,779 6,144 1% 10%
Order backlog at December

31,

6,229 6,079 5,805 2% 5%
Revenues

6,044 6,259 5,792 (3)% 8%
Income from operations

663 713 344 (7)% 107%
Operational EBITA

848 801 451 6% 78%

Orders
In 2022, orders increased 1 percent

(8 percent in local currencies)

compared to 2021. Order growth

was
impacted approximately 3 percent due

to the spin-off of the Turbocharging Division. Orders grew

in all
Divisions and were especially

strong in the Measurement & Analytics and

Process Industries Divisions.
Strong demand was seen for the product,

systems and service businesses

and supported by most customer
segments. Demand was particularly

strong in sectors such as chemicals

and refining, with positive
developments also recorded

in the areas of mining,

metals, and oil and gas, including

the liquefied natural
gas sector. Customer activities increased in power

generation, pulp and paper,

and ports segments, whereas
demand in marine was lower. Customer interest was

high in the hydrogen segment, which

remains a small
but growing part of the business.
The geographic distribution

of orders for our Process Automation

Business Area was as follows:
($ in millions) 2022 2021 2020
Europe

2,361 2,614 2,365
The Americas

1,994 1,645 1,360
of which: United States 1,201 1,047 770
Asia, Middle East and Africa

2,470 2,520 2,419
of which: China 748 821 590
Total 6,825 6,779 6,144
Orders in Europe decreased 10 percent

(increased 2 percent in local

currencies). In local currencies

and
excluding the impact of the spin-off of the Turbocharging

Division, orders increased in Poland,

Norway, the
Netherlands and the United Kingdom

while orders decreased in

Russia where the ABB Group is winding
down remaining business

activities and Germany where a customer

bankruptcy resulted in an order

reversal
of approximately $170 million.

Orders in Asia, Middle East and

Africa decreased 2 percent (increased

5
percent in local currencies). Higher

orders in India, South Korea,

Singapore and Saudi Arabia

were partly
offset by lower order volumes in China

and Australia both of which had

a higher order intake in 2021.

In the
Americas, orders increased 21 percent

(23 percent in local currencies)

supported by strong demand

in the
U.S., Canada, Argentina and Brazil.
Order backlog
In 2022, order backlog increased

2 percent (8 percent in local

currencies) compared to 2021. Order backlog
increased in all Divisions

due to strong order intake during

2022.

Revenues
In 2022, revenues decreased 3 percent

(increased 4 percent in local

currencies) compared to 2021

due to
foreign currency translation and the impact

from the spin-off of the Turbocharging Division

business.
Revenues increased in all

Divisions, reflecting strong execution

of the order backlog in the long-cycle
businesses and strong underlying

demand that was partially held

back by challenges from supply chain
constraints which hampered customer

deliveries.

The geographic distribution

of revenues for our Process Automation

Business Area was as follows:
($ in millions) 2022 2021 2020
Europe

2,266 2,439 2,395
The Americas

1,569 1,439 1,329
of which: United States 943 836 808
Asia, Middle East and Africa

2,209 2,381 2,068
of which: China 668 742 629
Total 6,044 6,259 5,792
In 2022, revenues were 7 percent

lower (1 percent in local currencies)

in Asia, Middle East and Africa,
9 percent higher (11 percent in local currencies) in

the Americas and 7 percent lower (5

percent higher in
local currencies) in Europe compared

to 2021. In Asia, Middle

East and Africa, revenues were higher

in India
and Australia but declined in

China, Singapore and South Korea.

In the Americas, revenue growth

was driven
by the U.S. and Argentina while

revenues in Brazil were steady. Growth in Europe was reported in key
markets including Italy, Germany, France, Norway and the United Kingdom.
Income from operations
In 2022, income from operations decreased

7 percent compared

to 2021 driven largely by unfavorable
foreign currency exchange changes

and the impact of the spin-off of the

Turbocharging Division. Excluding
these impacts, all Divisions reported

higher operating income. In local

currencies,

income growth was driven
by higher revenue volumes, operational

improvements in project execution,

a favorable business mix and
discipline in cost controls. The impact

from inflation on costs was offset by pricing

actions taken to secure
gross margin levels, mainly in the

short-cycle business. Changes

in foreign currencies, including

the effect
from changes in the FX/commodity

timing differences summarized

in the table below, negatively impacted
income from operations by approximately

10 percent.
Operational EBITA
The reconciliation of Income from

operations to Operational

EBITA for the Process Automation Business
Area was as follows:
($ in millions) 2022 2021 2020
Income from operations 663 713 344
Acquisition-related amortization

4 5 4
Restructuring, related and

implementation

costs
29 48 125
Gains and losses from

sale of businesses
— (13) —
Acquisition-

and divestment-related

expenses and integration

costs
134 35 2
Certain other non-operational

items
— 1 1
FX/commodity timing

differences in income from

operations
18 12 (25)
Operational EBITA 848 801 451
In 2022, Operational EBITA increased 6 percent (15 percent

excluding the impact from

changes in foreign
currency exchange rates) compared

to 2021, primarily due to the reasons

described under “Income

from
operations”, excluding the explanations

related to the reconciling

items in the table above.

Robotics & Discrete Automation Business Area
The financial results of our Robotics &

Discrete Automation Business

Area were as follows:
% Change
($ in millions) 2022 2021 2020 2022 2021
Orders

4,116 3,844 2,868 7% 34%
Order backlog at December

31,

2,679 1,919 1,403 40% 37%
Revenues

3,181 3,297 2,907 (4)% 13%
Income (loss) from operations

247 269 (163) (8)% n.a.
Operational EBITA

340 355 237 (4)% 50%
Orders
In 2022, orders increased 7 percent

(16 percent in local currencies).

Both the Robotics and the

Machine
Automation Divisions contributed

to the robust order growth

driven by positive developments

in both volumes
and pricing,

reflecting strong demand across

all regions and most of the customer

segments. In the
automotive sector, demand was particularly driven by

EV investments.

Strength was also noted in

the
automotive-related sectors, general

industry, machine builders and electronics market sectors.

In addition to
strong underlying market demand,

the order intake was also supported

by customers placing orders early

in
an effort to secure deliveries in an

environment with a generally

tight supply chain, especially earlier

in the
year. As supply chain constraints progressively eased

over the year, customer order patterns tended to
normalize.
The geographic distribution

of orders for our Robotics & Discrete Automation

Business Area was as follows:
($ in millions) 2022 2021 2020
Europe

2,043 1,978 1,424
The Americas

609 530 388
of which: United States 404 371 277
Asia, Middle East and Africa

1,464 1,336 1,056
of which: China 1,151 976 781
Total 4,116 3,844 2,868

In 2022, orders increased in all regions.

Orders in Europe increased

3 percent (16 percent in local currencies)
driven by increased demand, mainly

in Germany. Orders in the Americas increased

15 percent (15 percent in
local currencies) compared to 2021,

driven by strong order

intake in the U.S. in the Robotics Division.

Orders
in Asia, Middle East and Africa increased

10 percent (15 percent in

local currencies) with strong

demand in
the Robotics Division in China.
Order backlog
In 2022, order backlog increased

40 percent (49 percent in local

currencies) compared to 2021. Order
backlog increased in both Divisions.

The order backlog benefited

from strong order intake, despite our
selectivity of orders in the automotive

EV segment and also reflected

customer deliveries being

hampered by
material shortages, transportation

constraints as well as pandemic-related

production pressures in some local
markets.
Revenues
In 2022, revenues decreased 4 percent

(increased 5 percent in local

currencies) compared to 2021.
Revenues increased in both

Divisions due to higher volumes

from book-and-bill business

and price increases
to compensate for higher input expenses.

However, growth in the first half of

the year was hindered by
component shortages (primarily related

to semiconductors) and

logistic challenges. Additionally, the
COVID-19 related shutdown of the robotics

factory in Shanghai,

China, in April, with the subsequent gradual
ramp up of production during May, had a significant impact

on customer deliveries in the second

quarter.
Service revenues also increased,

driven by strong demand

from all industry segments.
The geographic distribution

of revenues for our Robotics & Discrete

Automation Business Area was

as
follows:
($ in millions) 2022 2021 2020
Europe

1,498 1,582 1,481
The Americas

525 441 389
of which: United States 374 309 273
Asia, Middle East and Africa

1,158 1,274 1,037
of which: China 898 950 719
Total 3,181 3,297 2,907
Revenues from Asia, Middle East

and Africa decreased 9 percent (decreased

4 percent in local currencies)
compared to 2021 due to the impact

from the factory shutdown

in Shanghai, China, described

above.
Revenues in Europe decreased

5 percent (increased 8 percent in

local currencies) with Austria,

Italy and the
Czech Republic performing

strongly while revenues declined

in the United Kingdom. In the Americas,
revenues increased 19 percent

(increased 19 percent in local

currencies) due to strong demand

in both
Divisions in the U.S. and in the Robotics

Division in Brazil, following

the recovery from the lower levels

in
2021.
Income (loss) from operations
In 2022, the Business Area recorded

income from operations

of $247 million compared to $269 million

in
2021, with both Divisions contributing

to the higher income level. The operational

performance in 2022
reflected improved sales volumes,

price increases, a favorable

change in the revenue mix, and the benefit

of
cost reduction measures taken in

the second half of 2022. These positive

drivers were partially offset by
widespread inflationary

cost pressures in 2022 as well as under

absorption of fixed costs due to volumes
being hampered by component

shortages, particularly in the first

half of the year.

Changes in foreign
currencies, including the impacts from

FX/commodity timing differences summarized

in the table below,
negatively impacted income from operations

by approximately 14 percent.

Operational EBITA
The reconciliation of Income (loss)

from operations to

Operational EBITA for the Robotics & Discrete
Automation Business Area was as

follows:
($ in millions) 2022 2021 2020
Income (loss) from operations 247 269 (163)
Acquisition-related amortization

78 83 78
Restructuring, related and

implementation

costs
11 7 26
Changes in pre-acquisition

estimates
(1) — —
Favorable resolution of an

uncertain purchase

price adjustment
(15) — —
Acquisition-

and divestment-related

expenses and integration

costs
6 1 —
Impairment of goodwill — — 290
Certain other non-operational

items
8 — 5
FX/commodity timing

differences in income from

operations
6 (5) 1
Operational EBITA 340 355 237
In 2022, Operational EBITA decreased 4 percent (increased

8 percent excluding the impact

from changes in
foreign currency exchange rates)

compared to 2021, primarily

due to the reasons described

under “Income
(loss) from operations”, excluding

the explanations related to the reconciling

items in the table above.
Corporate and Other
Net loss from operations for Corporate

and Other was as follows:
($ in millions)

2022

2021

2020

Corporate headquarters

and stewardship
(430) (399)
(334)
Regulatory penalty in

connection with Kusile

project
(313) —
—
Loss from equity-accounted

companies
(101) (102)
(68)
Other corporate costs
(25) (29) (65)
Corporate brand income

from Hitachi Energy
57 89
60
Net gain (loss) from sale

of businesses
(1)
43 (3) 2
Corporate real estate
66 41
54
Restructuring costs in Corporate
— (5)
(46)
Fair value adjustment on

equity securities
(4) 94
71
OS implementation costs
— —
(24)
Digital program costs
— —
(45)
Corporate research and

development
— —
(49)
Costs for divestment of Power

Grids
— —
(86)
Stranded corporate costs
— —
(40)
Divested businesses and

other non-core activities
(117) (67)
(342)
Total Corporate and Other (824) (381) (912)
(1)

Includes gain

on sale

of the remaining

19.9 percent

investment

in Hitachi

Energy Ltd.
In 2022, the net loss from operations within

Corporate and Other increased

by $443 million to $824 million
compared to 2021. This increase was driven

by costs associated with regulatory

penalties assessed in
connection with the Kusile project,

restructuring expenses in connection

with the exit of the full train retrofit
business and lower gains

for fair value adjustments on

equity investments. Partly offsetting

these negative
impacts was the reversal of a provision

that we had previously recorded

related to one of our divested
businesses and the gain in December

2022 from the sale of the remaining

19.9 percent of Hitachi Energy

to
Hitachi.

Corporate
In 2022, Corporate headquarters and

stewardship costs increased

by $31 million, mainly due to higher
external consulting costs as part of

the implementation of the ABB

Way operating model.

Excluding this,
Corporate headquarters and

stewardship costs were lower, supported by lower costs

especially in the
corporate legal function.
During 2022, we did not have any

significant revaluations of equity investments

while in 2021 we recognized
gains of $94 million for investments

in our corporate equity ventures

portfolio.
Corporate brand income results from

the granting of use of the

ABB Brand to Hitachi Energy, the fair value of
which was initially determined

on the date of the divestment of the former

Power Grids business in 2020.

A
portion of the proceeds received

for the sale was allocated to

the fair value of the granting of the use

of the
brand and is being amortized

over the expected period of benefit

received by Hitachi Energy.
Corporate real estate primarily includes

income and expenses

from property rentals and gains from

the sale
of real estate properties. In 2022, income

from operations in corporate real estate

included gains from the
sale of real estate properties of approximately

$73 million compared to $22 million

in 2021.
Other corporate costs consists of operational

costs of our Corporate Treasury Operations and

other minor
items including changes of the elimination

related to internal profit of inventory.
Other - Divested businesses

and other non-core activities
The results of operations for certain

divested businesses and

other non
‑
core activities are presented in
Corporate and Other. Divested businesses include

the high-voltage cables

business, steel structures
business and the oil & gas EPC business.

Other continuing non
‑
core activities include the execution

and
wind ‑
down of certain legacy EPC and other

contracts.
In 2022 and 2021, the amounts represent

charges and losses relating

to divested businesses and the
winding down of the remaining

EPC projects. In 2022, we recorded

a restructuring expense of $195 million

in
connection with the exit of the full

train retrofit business primarily

for contract settlement costs. This was

offset
in part by the reversal of a provision

of $61 million that we had previously

recorded related to one of our
divested businesses based on

a settlement proposal issued

by the ruling court. In 2021, we recorded

losses
of $67 million which were mostly related

to the full train retrofit business but

also related to legacy EPC
projects and the divested oil & gas

EPC business.
At December 31, 2022, our remaining

non
‑
core activities primarily include

the completion of the remaining
EPC contracts for substations and

oil & gas.
—
Liquidity and capital resources
Principal sources of funding
We meet our liquidity needs principally

using cash from operations, proceeds from

the issuance of debt
instruments (bonds and commercial

paper), and short
‑
term bank borrowings. In 2022,

we also received
significant funds from the sale of our

remaining investment in

Hitachi Energy which was sold in
December 2022.

Our net debt/cash is shown in the

table below:
December 31, ($ in millions) 2022 2021
Short-term debt and current

maturities of long-term

debt

2,535 1,384
Long-term debt

5,143 4,177
Cash and equivalents

(4,156) (4,159)
Restricted cash - current (18) (30)
Marketable securities and

short-term investments

(725) (1,170)
Restricted cash - non-current — (300)
Net debt (cash)
(defined as the sum

of the above lines)
2,779 (98)
During 2022, cash generation

from operating activities was lower

than in 2021 while we increased

our total
cash payments to shareholders

in the form of dividends and

purchases of treasury stock. These

factors were
the primary contributors to the change

in net debt as presented

in the table above.
During 2022, we changed from a net

cash position of $98 million

at December 31, 2021, to a net debt
position of $2,779 million at December

31, 2022. The effect of the exchange

rate movements reduced

net
debt by approximately $30 million.

In 2022, we received net proceeds of $1,552

million for the sale of our
remaining investment in Hitachi Energy.

We generated cash flows from operating

activities during 2022

of
$1,287 million and sold treasury

stock in relation to our employee

share plans for $394 million. We also
issued shares in our subsidiary

ABB E-Mobility to third parties

in private placements for $216 million.

These
items were more than offset by amounts

for purchases of treasury shares of

$3,553 million,

including
$2,891 million relating to the announced

buybacks

of our shares,

as well as $1,698 million

for the payment of
the dividend to our shareholders.

We made net purchases of property, plant and equipment

and intangible
assets of $635 million and made

payments of dividends to noncontrolling

shareholders totaling $99 million.
See “Financial position”, “Investing activities”

and “Financing activities”

for further details.
Our Corporate Treasury Operations is responsible

for providing a range of treasury

management services to
our group companies, including

investing cash in excess of current business

requirements. At December 31,
2022

and 2021, the proportion of our aggregate

“Cash and equivalents”

(including restricted cash) and
“Marketable securities and short
‑
term investments” managed

by our Corporate Treasury Operations
amounted to approximately 51 percent

and 44 percent, respectively.
Our investment strategy for cash

(in excess of current business

requirements) has generally

been to invest in
short-term time deposits with maturities

of less than 3 months, supplemented

at times by investments in
money market funds, and in some

cases, government securities.

We actively monitor credit risk in our
investment and derivative portfolios.

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
of investments we make. These

parameters are closely monitored

on an ongoing basis and

amended as we
consider necessary.
Our cash is held in various currencies

around the world. Approximately 41 percent

of our cash and
equivalents held at December 31,

2022, was in U.S. dollars, while

the most significant foreign currencies

in
which cash and equivalents

was held was euros (21 percent) and Indian

rupees (10 percent).
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

and capital
expenditure requirements, as well

as meet our debt repayments and

other financial commitments

for the next
12 months. See “Contractual obligations

and commitments”.

Due to the nature of our operations,

including the timing of annual

incentive payments to employees, our
cash flow from operations generally

tends to be weaker in the first half

of the year than in the second half

of
the year.
Debt and interest rates
Total

outstanding debt was as follows:
December 31, ($ in millions) 2022 2021
Short-term debt and current

maturities of long-term

debt

2,535 1,384
Long-term debt:
Bonds

4,944 3,984
Other long-term debt

199 193
Total debt 7,678 5,561
The increase in short-term debt

in 2022 was due primarily

to the increase in commercial paper

outstanding
offset partially by a reduction in Current

maturities of long-term debt.
At December 31, 2022, Long-term debt

was $966 million higher

compared to the end of 2021 due

to the
issuance of five new instruments which

remain classified as Long-term

debt at December 31, 2022
(EUR 700 million 0.625% Instruments

due 2024, EUR 500 million

floating rate Instruments due 2024,
CHF 150 million 2.1% Bonds due 2025,

CHF 425 million 0.75% Bonds

due 2027 and CHF 150 million
2.375% Bonds due 2030)

offset partially by the reclassification

to current of the EUR 700 million

0.625%
Instruments, due 2023.

The increase in interest rates

also resulted in a reduction in our

long-term debt of
approximately $200 million

due to the application of fair value hedge

accounting on certain outstanding
instruments.
Our debt has been obtained

in a range of currencies and

maturities and with various interest

rate terms. For
certain of our debt obligations,

we use derivatives to manage

the fixed interest rate exposure. For example,
we use interest rate swaps and cross-currency

interest rate swaps to effectively

convert fixed rate debt into
floating rate liabilities. After considering

the effects of interest rate swaps and cross-currency

interest rate
swaps,

at December 31, 2022, the effective

average interest

rate on our floating rate long-term

debt
(including current maturities) of

$3,459 million and our fixed rate long-term

debt (including current

maturities)
of $2,771 million was 2.8 percent and

2.2 percent, respectively. This compares with

an effective rate of
0.3 percent for floating rate long-term

debt of $3,598 million

and 3.1 percent for fixed rate long-term

debt of
$1,885 million at December 31, 2021.
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

at December 31, 2022 and 2021.

The facility is
available for general

corporate purposes and contains

cross-default clauses whereby an event

of default
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
At December 31, 2022, we had

two commercial paper programs

in place:
•

a $2 billion commercial paper

program for the private placement of U.S.

dollar denominated
commercial paper in the United States,

and
•

a $2 billion Euro-commercial

paper program for the issuance

of commercial paper in a variety of
currencies.
At December 31, 2022 and 2021,

there was no amount outstanding

under the $2 billion program

in the United
States.
At December 31, 2022, $1,383 million

was outstanding under the $2

billion Euro-commercial paper

program.
There was no amount outstanding

at December 31, 2021.
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

At December 31, 2022,

five bonds (principal amount of
EUR 700 million, due in 2023,

principal amount of EUR 700

million, due in 2024, principal

amount of
EUR 500 million, due in 2024, principal

amount of EUR 750 million, due

in 2024, and principal amount

of
EUR 800 million, due in 2030)

having a combined carrying

amount of $3,444 million were outstanding

under
the program. The carrying amount

of the three bonds outstanding

under the program at December 31, 2021,
was $2,522 million.
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

Moody’s and BBB− (or above) from Standard

&
Poor’s.
At December 31, 2022 and 2021, our

long-term debt was rated A3 by

Moody’s and currently with a Stable
outlook.

At December 31, 2022

and 2021, our long-term debt was

rated A- by Standard & Poor’s and
currently with a Stable outlook.
Limitations on transfers of funds
Currency and other local regulatory

limitations related to the transfer

of funds exist in a number of

countries
where we operate or otherwise have

bank deposits,

including: China, Egypt, India, Malaysia,

the Russian
Federation, South Africa, South Korea,

Taiwan (Chinese Taipei),

Thailand,

Turkiye and Vietnam. Funds,
other than regular dividends, fees or loan

repayments, cannot be readily

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
above. At December 31, 2022 and

2021, the balance of “Cash and

equivalents” and “Marketable

securities
and other short-term investments” under

such limitations (either regulatory

or sub-optimal from a tax
perspective) totaled approximately

$1,381 million and $2,074

million, respectively.

During 2022, we continued

to direct our subsidiaries in

countries with restrictions to place such

cash with our
core banks or investment grade banks,

in order to minimize credit risk

on such cash positions.

We continue to
closely monitor the situation to ensure

bank counterparty risks

are minimized.
—
Financial position
Balance sheets
December 31, ($ in millions) 2022 2021 % Change
Current assets
Cash and equivalents

4,156 4,159 0%
Restricted cash 18 30 (40)%
Marketable securities and

short-term investments

725 1,170 (38)%
Receivables, net

6,858 6,551 5%
Contract assets 954 990 (4)%
Inventories, net

6,028 4,880 24%
Prepaid expenses

230 206 12%
Other current assets

505 573 (12)%
Current assets held for

sale and in discontinued

operations
96 136 (29)%
Total current assets 19,570 18,695 5%
For a discussion on Cash and equivalents,

see sections “Liquidity and

Capital Resources—Principal

sources
of funding” and “Cash flows” for

further details.
Marketable securities and short-term

investments decreased

in 2022. The change primarily reflects

lower
amounts placed in bank time deposits

and a reduction in amounts placed

in money market funds classified

as
equity securities (see “Note 5 - Cash

and equivalents, marketable

securities and short-term investments”

to
our Consolidated Financial

Statements).
Receivables, net, increased 5 percent (12

percent in local currencies)

reflecting the higher revenues (due

to
both higher business volumes and

higher prices) at the end of 2022

compared to 2021. Receivables

also
decreased 3 percent due to the spin-off of

the Turbocharging Division.
Contract assets decreased 4 percent

(increased 2 percent in local

currencies).

Contract assets decreased
2 percent due to the spin-off of the Turbocharging

Division with the remaining local

currency increase of
4 percent reflecting higher levels

of business activity

at the end of 2022 compared

to 2021.
Inventories, net, increased 24 percent (32

percent in local currencies)

and were significantly higher

in all
inventory categories.

A portion of this increase reflects

higher business activities at the end of

2022
compared to 2021 as well as higher

inventories in order to fulfil the higher

order backlog. We also had a
significant build-up in the amount of raw

materials as well as cost increases

for materials.

Supply chain
challenges and shortages in

the availability of some items have

created the need for our businesses

to
stockpile certain key components.

These challenges have also resulted

in some delays in completing and
delivering finished goods. The impact

of the spin-off of the Turbocharging Division

was a reduction of
Inventories, net, of 3 percent.
Current assets held for sale and in

discontinued operations

decreased to $96 million from $136 million.

These
amounts primarily relate to working

capital for certain contracts relating

to the former Power Grids

business
which remain with ABB and are being

executed over time for the direct benefit

of Hitachi Energy. For the
details of the assets of the Power

Grids business see “Note

3 - Discontinued operations” to our

Consolidated
Financial Statements.

December 31, ($ in millions) 2022 2021 % Change
Current liabilities
Accounts payable, trade

4,904 4,921 0%
Contract liabilities 2,216 1,894 17%
Short-term debt and current

maturities of long-term

debt

2,535 1,384 83%
Current operating leases 220 230 (4)%
Provisions for warranties

1,028 1,005 2%
Other provisions

1,171 1,386 (16)%
Other current liabilities

4,323 4,367 (1)%
Current liabilities held

for sale and in discontinued

operations
132 381 (65)%
Total current liabilities 16,529 15,568 6%
Accounts payable, trade, remained

flat (increase 6 percent in local

currencies) while the spin-off of the
Turbocharging Division reduced the balance

by 2 percent. The local currency increase

reflects higher
inventory purchases but the increase

was muted as payment terms

with suppliers have become

somewhat
less favorable in a constrained supply

chain environment.
Contract liabilities increased

17 percent (increased 24 percent in local

currency) reflecting higher

levels of
business activity at the end of 2022

compared to 2021. The spin-off of

the Turbocharging Division reduced
the amount

by 1 percent.
The increase in short-term debt

and current maturities of long-term

debt in 2022 was due to an increase

of
commercial paper borrowings

under the Euro-commercial paper

program and the reclassification to current

of
the EUR 700 million 0.625% Instruments,

due 2023, offset partially by the repayment

at maturity of the
USD 1,250 million 2.875% Notes, due

2022.

Current operating leases includes

the portion of the operating lease

liabilities that are due to be paid

in the
next 12 months. For a summary of

operating lease liabilities, see “Note

14 - Leases” to our Consolidated
Financial Statements.
Provisions for warranties increased 2 percent

(7 percent in local currencies).

The spin-off of the
Turbocharging Division reduced the amount

by 2 percent. The local currency increase

reflects the higher
provisioning in 2022 on increased

revenues as well as increases in expected

costs for certain newer product
lines. For details on the change

in the Provisions

for warranties, see “Note 15 - Commitments

and
contingencies” to our Consolidated

Financial Statements.
Current liabilities held

for sale and in discontinued operations

decreased to $132 million from $381

million.
The decrease included the settlement

of $136 million for certain indemnification

guarantees which were
provided in connection with

the original sale of the Power

Grids business to Hitachi. The remaining

amounts
primarily relate to certain working capital

balances of the former

Power Grids business as described

above.
December 31, ($ in millions) 2022 2021 % Change
Non-current assets
Restricted cash, non-current — 300 (100)%
Property, plant and equipment, net

3,911 4,045 (3)%
Operating lease right-of-use

assets
841 895 (6)%
Investments in equity-accounted

companies

130 1,670 (92)%
Prepaid pension and other

employee benefits

916 892 3%
Intangible assets, net

1,406 1,561 (10)%
Goodwill

10,511 10,482 0%
Deferred taxes

1,396 1,177 19%
Other non-current assets

467 543 (14)%
Total non-current assets 19,578 21,565 (9)%

The non-current Restricted cash at December

31, 2021, related to certain amounts

received on the initial sale
of the Power Grids business in 2020 which

were placed in escrow, pending resolution

of certain of our
contractual obligations to Hitachi. See “Note

3 - Discontinued operations”

to our Consolidated Financial
Statements. In connection with the

sale of the remaining ownership

in Hitachi Energy to Hitachi in December
2022, the restrictions on the bank account

where this cash was deposited

were removed.
In 2022, Property, plant and equipment, net,

decreased

3 percent (increased 2 percent in

local currencies).
The spin-off of the Turbocharging Division reduced

this balance by 4 percent.
In 2022, Goodwill remained flat (increased

2 percent in local

currencies).

The local currency increase
primarily reflects the purchase of

In-Charge.
Intangible assets, net, decreased 10 percent

(8 percent

in local currencies). Acquisitions

of businesses,
primarily In-Charge, increased Intangible

assets, net, by 5 percent. For additional

information on goodwill

and
intangible assets see “Note 11 - Goodwill and intangible

assets” to our Consolidated Financial

Statements.
The balance for Investment in equity-accounted

companies at December 31, 2021,

primarily represented our
remaining 19.9 percent interest in

the Hitachi Energy joint venture.

We sold this remaining interest in
December 2022. For additional

information on investments

in equity-accounted companies

see “Note 4 -
Acquisitions, divestments and equity-accounted

companies” to our Consolidated

Financial Statements.
Prepaid pension and other

employee benefits increased 3 percent

(6 percent in local currencies).

The spin-off
of the Turbocharging Division reduced

this balance by 10 percent. For additional

information on Pension and
employee benefits see “Note 17 - Employee

benefits” to our Consolidated

Financial Statements.
In 2022, Deferred taxes increased 19 percent

(26 percent in local currencies).

For details on deferred tax
assets see “Note 16 - Income taxes”

to our Consolidated Financial

Statements.
December 31, ($ in millions) 2022 2021 % Change
Non-current liabilities
Long-term debt

5,143 4,177 23%
Non-current operating leases 651 689 (6)%
Pension and other employee

benefits

719 1,025 (30)%
Deferred taxes

729 685 6%
Other non-current liabilities

2,085 2,116 (1)%
Non-current liabilities

held for sale and in discontinued

operations
20 43 (53)%
Total non-current liabilities 9,347 8,735 7%
Long-term debt increased 23 percent.

The balance at December 31, 2022,

includes five instruments newly
issued in 2022: i) EUR 700 million

0.625% Instruments due 2024,

ii) EUR 500 million floating rate Instruments
due 2024, iii) CHF 150 million

2.1% Bonds due 2025, iv) CHF 425

million 0.75% Bonds due 2027

and
v) CHF 150 million 2.375% Bonds

due 2030. This was partially

offset by the reclassification to current of

the
EUR 700 million 0.625% Instruments,

due 2023, as well as a reduction

of 5 percent in reported amounts

due
to fair value hedge accounting adjustments.

Foreign currency movements

also reduced the balance by
3 percent over the year. For additional information

on Long-term debt, see “Liquidity

and Capital Resources—
Debt and interest rates” as well

as “Note 12 - Debt” to our Consolidated

Financial Statements.
Non-current operating leases includes

the portion of the operating lease

liabilities that are due to be paid

in
more than 12 months.
Pension and employee benefits

decreased 30 percent (26 percent

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
from changes in restricted cash.
The Consolidated Statements of Cash

Flows can be summarized as follows:
($ in millions) 2022 2021 2020
Net cash provided by

operating activities
1,287 3,330 1,693
Net cash provided by investing

activities
981 2,307 6,760
Net cash used in financing

activities
(2,394) (4,968) (8,175)
Effects of exchange rate changes

on cash and equivalents

(189) (81) 79
Net change in cash and

equivalents and restricted

cash
(315) 588 357
Operating activities
($ in millions) 2022 2021 2020
Net income 2,594 4,650 5,205
Loss (income) from discontinued

operations, net of

tax
43 80 (4,860)
Depreciation and amortization

814 893 915
Total

adjustments to reconcile

net income to net cash

provided by
operating activities

(excluding depreciation

and amortization)

(434) (2,593) 263
Total

changes in operating

assets and liabilities

(1,683) 308 352
Net cash provided by operating

activities — continuing

operations
1,334 3,338 1,875
Net cash used in operating

activities — discontinued

operations
(47) (8) (182)
Cash flows from operating activities

in continuing operations

in 2022 provided net cash of $1,334

million, a
decrease of 60 percent compared

to 2021 of which 7 percent was

due to movements in exchange

rates. In
addition, in 2022, we had lower

cash effective net income (i.e. net income

from continuing operations
adjusted for depreciation, amortization

and other non-cash items) partially

due to costs associated with
business transformation activities,

higher costs relating

to business restructuring and costs

for the spin-off of
the Turbocharging Division and other business

portfolio transactions.

In 2022, this reduction was also
impacted by payments of approximately

$315 million in relation

to regulatory penalties for the Kusile

project.
In 2022, an increase in both business volumes

and inflation-driven cost and price

changes resulted in growth
in our working capital. Changes

in operating assets and liabilities

reflected a high buildup of inventory with a
less favorable timing of inventory

payments,

an increase in amounts receivable

from customers as well as the
timing of payments for accrued liabilities,

including higher employee bonuses

paid in 2022 compared to 2021.
Cash paid for income taxes decreased

to $1,188 million from $1,292 million,

reflecting the higher current
income taxes in 2021,

including tax impacts from

the sales of businesses.

In 2022 and 2021, there were no
significant cash flows from operating

activities of discontinued

operations.

Investing activities
($ in millions) 2022 2021 2020
Purchases of investments (321) (1,528) (5,933)
Purchases of property, plant and equipment

and intangible assets

(762) (820) (694)
Acquisition of businesses

(net of cash acquired)

and

increases in cost-

and equity-accounted

companies

(288) (241) (121)
Proceeds from sales of

investments
697 2,272 4,341
Proceeds from maturity

of investments
73 81 11
Proceeds from sales of

property, plant and equipment

127 93 114
Proceeds from sales of

businesses (net of

transaction costs and

cash
disposed) and cost-

and equity-accounted

companies

1,541 2,958 (136)
Net cash from settlement

of foreign currency derivatives
(166) (121) 138
Changes in loans receivable,

net
320 (19) (3)
Other investing activities

(14) (4) 11
Net cash provided by

(used in) investing

activities — continuing
operations 1,207 2,671 (2,272)
Net cash provided by

(used in) investing

activities — discontinued
operations (226) (364) 9,032
Net cash provided by investing activities

for continuing operations

in 2022 was $1,207 million compared

to
$2,671 million during 2021, a decrease

of $1,464 million. In 2022, we received

net proceeds in connection
with the sale of our remaining equity-method

investment in Hitachi Energy of

$1,552

million. In addition,
included in Changes in loans

receivable, net, are funds collected

from a subsidiary of Accelleron

in October
2022, related to a short-term intercompany

loan granted in anticipation

of the Turbocharging Division spin-off.
In 2021, we received proceeds of

$2,958 million in connection

with sales of businesses, primarily

from the
sale of the Dodge business.
The following presents purchases

of property, plant and equipment and intangible

assets by significant asset
category:
($ in millions) 2022 2021 2020
Construction in progress

540 479 493
Purchase of machinery

and equipment
127 150 134
Purchase of land and buildings
26 158 17
Purchase of intangible

assets
69 33 50
Purchases of property, plant and equipment

and intangible assets

762 820 694
Cash expenditures for acquisitions

of businesses in 2022

primarily reflects the amount paid

to acquire
In-Charge while the amount in 2021

primarily reflects the acquisition

of ASTI.
Cash flows used in investing activities

for discontinued operations

includes amounts relating to the original
sale of the Power Grids business

to Hitachi.

We sold this business in 2020

and reported net cash proceeds

of
$9,168 million in that year.

Certain amounts related to

the purchase price were subject

to adjustment,
including the final settlement for

working capital balances as well

as other payments which were contractually
due to be transferred to Hitachi in periods

after the initial sale.

In 2022

and 2021, these uncertain elements

of
the purchase price,

including the original

indemnification guarantees, were finalized

and we made payments
related to the purchase price and certain

other obligations totaling $227

million and $364 million, respectively.

Financing activities
($ in millions) 2022 2021 2020
Net changes in debt with

maturities of 90 days or

less

1,366 (83) (587)
Increase in debt

3,849 1,400 343
Repayment of debt

(2,703) (1,538) (3,459)
Delivery of shares

394 826 412
Purchase of treasury

stock

(3,553) (3,708) (3,048)
Dividends paid

(1,698) (1,726) (1,736)
Cash associated with

the spin-off of the Turbocharging

Division
(172) — —
Dividends paid to noncontrolling

shareholders

(99) (98) (82)
Proceeds from issuance

of subsidiary shares
216 — —
Other financing activities

6 (41) (49)
Net cash used in financing

activities — continuing

operations
(2,394) (4,968) (8,206)
Net cash provided by

financing activities

— discontinued
operations — — 31
Our financing cash flow activities primarily

include debt transactions

(both from the issuance of

debt
securities and borrowings directly

from banks), share transactions

(including share transactions

in
consolidated subsidiaries) and

payments of distributions to controlling

and noncontrolling shareholders.

In
2022, we also distributed cash as part

of the spin-off of the Turbocharging Division.
In 2022, the net inflow for debt with

maturities of 90 days or less related

to net borrowings of amounts
outstanding under the Euro-commercial

paper program and various

local country borrowings.
In 2022, “Increase in debt” primarily

represents initial borrowings

for terms longer than 90 days under

the
Euro-commercial paper program

of $1,425 million and borrowings

under the following six long-term debt
transactions (total cashflow amount at

date of borrowings of $2,390 million):
•

CHF 275 million 0% Bonds due 2023
•

EUR 700 million 0.625% Instruments

due 2024
•

EUR 500 million floating rate Instruments

due 2024
•

CHF 150 million 2.1% Bonds due

2025
•

CHF 425 million 0.75% Bonds due

2027
•

CHF 150 million 2.375% Bonds

due 2030
In 2022, “Repayment of debt”

includes the repayment at maturity of

the USD 1,250 million Notes and
repayments of $1,345 million

under the Euro-commercial paper

program for borrowings having terms

longer
than 90 days.
“Delivery of shares” in 2022

primarily reflects cash received

from the exercise of options in connection

with
our Management Incentive Plan (resulting

in a delivery of 16 million

shares). All shares were delivered

out of
Treasury stock.
“Proceeds from issuance of subsidiary

shares” in 2022 relates to the sale of shares

by ABB E-mobility
Holdings Ltd through a private placement

of $216 million.
In 2022, “Purchase of treasury stock” reflects

$2,891 million

of cash payments to purchase 91 million

of our
own shares in connection with the announced

share buyback programs. It also

reflects $662 million paid

to
purchase 20 million shares on

the open market during the year.

“Cash associated with the spin-off of the

Turbocharging Division” represents the amount

of cash and cash
equivalents which were directly

owned by the entities in the spin-off of

the Turbocharging Division at the date
of the spin-off.
Contractual obligations and commitments
The contractual obligations presented

in the table below represent our estimates

of future payments under
fixed contractual obligations and

commitments. These amounts may differ

from those reported in our
Consolidated Balance

Sheet at December 31, 2022. Changes

in our business needs, cancellation

provisions
and changes in interest rates, as well

as actions by third parties and

other factors, may cause these
estimates to change. Therefore, our actual

payments in future periods may

vary from those presented below.
The table below summarizes certain

of our cash requirements for known

contractual obligations and

principal
and interest payments under our

debt instruments and purchase

obligations at December 31, 2022, and

the
timing thereof.

For details of future operating

and finance lease payments,

see “Note 14 - Leases” to our
Consolidated Financial

Statements.
At December 31, 2022 ($ in

millions)
Current Non-current Total
Long-term debt obligations

1,058 5,235 6,293
Interest payments related

to long-term debt obligations
70 629 699
Purchase obligations 3,519 949 4,468
Total 4,647 6,813 11,460
In the table above, the “Long ‑
term debt obligations”

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
Maximum potential payments
(1)
December 31, ($ in millions) 2022 2021
Performance guarantees

4,300 4,540
Financial guarantees

96 52
Indemnification guarantees (2) — 136
Total 4,396 4,728
(1)

Maximum potential

payments

include amounts

in both continuing

and discontinued

operations.

(2)

Certain indemnifications

provided

to Hitachi

in connection

with the divestment

of Power Grids

were without

limit.

The carrying amount of liabilities

recorded in the Consolidated

Balance Sheets reflects our best estimate of
future payments, which we may incur

as part of fulfilling our guarantee

obligations. In respect of the above
guarantees, the carrying amounts

of liabilities at December 31, 2022

and 2021,

amounted to $1 million and
$156 million,

respectively, the majority of which in 2021 is included in discontinued

operations.
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

At December 31, 2022

and 2021, the total outstanding

performance
bonds aggregated to $2.9 billion

and $3.6 billion, respectively; of each

of these amounts, $0.1 billion

relates
to discontinued operations. There have

been no significant amounts

reimbursed to financial institutions

under
these types of arrangements in 2022

and 2021.
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
structure, processes and rules as

outlined in this report. In line

with this, ABB complies with the general
principles as set forth in the Swiss

Code of Best Practice for Corporate

Governance, as well as those of the
capital markets where its shares are

listed and traded. In addition

to the provisions of the Swiss Code

of
Obligations, ABB’s key principles and

rules on corporate governance

are laid down in ABB’s Articles of
Incorporation,

the ABB Ltd Board Governance

Rules (which include

the governance rules of ABB’s Board
committees and the ABB Ltd Related

Party Transaction Policy, which was prepared based on

the Swiss
Code of Best Practice for Corporate

Governance and the independence

criteria set forth in the corporate
governance rules of the New York Stock

Exchange), and the ABB

Code of Conduct. These documents

are
available on ABB’s website at https://new.abb.com/about/corporate-governance . It is the duty of ABB’s Board of Directors (the Board) to review and

amend or propose amendments

to those documents from time

to time
to reflect the most recent developments

and practices, as well

as to ensure compliance with

applicable laws
and regulations. Shareholders

and other interested parties may communicate

with the Chairman of the Board
or the independent directors by writing

to ABB Ltd (Attn:

Chairman of the Board/independent

directors), at
Affolternstrasse 44, CH-8050 Zurich,

Switzerland.

Swiss corporate law has been revised,

effective as of January 1, 2023. The

main objectives of the revision
are to strengthen shareholder

rights, improve corporate governance

and modernize corporate law

in general.
Swiss corporations are required

to amend their articles of incorporation

for compliance with the new law

by
the end of 2024 at the latest. ABB will

propose the necessary changes

to its Articles of Incorporation for
approval by shareholders

at its Annual General Meeting in

March 2023. These changes will

impact certain of
the provisions referred to in this report.
Compensation governance and Board and EC compensation
Information about ABB’s compensation governance

as well as Board and Executive Committee

(EC)
compensation and shareholdings

is provided in the in the section titled

"Compensation" below.
—
Board of Directors
Board and Board committees (2022 - 2023 Board term)

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

are set forth in the ABB Ltd

Board Governance Rules (available

at
https://new.abb.com/about/corporate-governance ).
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

jurisprudence that the directors
must have the requisite capability

and skills

to fulfill their function, and must

devote the necessary time to

the
discharge of their duties. Moreover, the directors

must exercise all due

care that a prudent and diligent
director would have taken in like circumstances.

Finally, the directors are required to take actions in

the best
interests of the corporation and may

not take any actions that may be

harmful to the corporation.
Although the Swiss Code of Obligations

does not discuss specifically

conflicts of interest for board

members,
the ABB Ltd Board Governance Rules

(available at
https://new.abb.com/about/corporate-governance ) state
that Board members shall avoid

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

Board, the role of the CEO and other

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

reach and culture. The Board
strives for diversity in all aspects including

gender, nationalities, geographic/regional experience

and
business experience. In addition,

the average tenure of the members

of the Board should be well
‑
balanced.
The Board also considers the number

of other mandates of each

Board member to ensure that he/she

will
have sufficient time to dedicate to his/her

role as an ABB Board member.
Elections and term of office

The members of the Board of Directors

and the Chairman

of the Board as well as the members

of the
Compensation Committee are elected

by the shareholders at the general

meeting of shareholders for a term
of office extending until completion

of the next ordinary general

meeting of shareholders. Members whose
terms of office have expired shall be

immediately eligible for re
‑
election. ABB’s Articles of Incorporation
(available at https://new.abb.com/about/corporate-governance ) do not provide for the retirement of directors based on their age. However, an age limit for members

of the Board is set forth in the ABB

Ltd Board
Governance Rules (available

at
https://new.abb.com/about/corporate-governance ), although waivers are possible and subject to Board discretion.

If the office of the Chairman of the

Board of Directors or any position
on the Compensation Committee becomes

vacant during a Board term,

the Board of Directors may appoint
(shall appoint in the case of the Chairman

of the Board) another individual

from among its members to that
position for the remainder of that

term. The Board of Directors

shall consist of no less than

7 and no more
than 13 members.

Members of the Board (2022-2023 Board term)
Board Experience
Corporate Officer
Experience Other Business Experience
Global Experience Country of Origin / Nationality Gender Non
-
Executive
Independent
Board Member
ABB Board Tenure (years) Other Public Board Experience CEO CFO Ope rations
Risk Management Sustainability Digital / Technology
Peter R. Voser 8
● ● ● ● ● ● ● ●
CH M Yes Yes
Jacob Wallenberg 24
● ● ● ● ● ● ●
SE M Yes Yes
Gunnar Brock 5
● ● ● ● ● ●
SE M Yes Yes
David Constable 8
● ● ● ● ● ●
CA, US M Yes Yes
Frederico Fleury Curado 7
● ● ● ● ● ● ●
BR, PT M Yes Yes
Lars Förberg 6
● ● ● ● ●
SE, CH M Yes Yes
Jennifer Xin-Zhe Li 5
● ● ● ● ● ● ●
CN, CA F Yes Yes
Geraldine Matchett 5
● ● ● ● ●
CH, UK, FR F Yes Yes
David Meline 7
● ● ● ●
US, CH M Yes Yes
Satish Pai 7
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

Wallenberg Foundation as well as a member of

the nomination
committee of SAS AB (both Sweden).

Through June 2022, he was

a member of the board of

directors of
Nasdaq, Inc. (U.S.). Mr. Wallenberg was born in 1956

and is a Swedish citizen.
Gunnar Brock

has been a member of ABB’s

Board of Directors since March

2018. He is chairman of the
boards of directors of Neptunia Invest

AB and Stena AB (both Sweden)

and a member of the boards of
directors of Investor AB and Patricia

Industries (both Sweden). Through

July 2022, he was the chairman

of
the board of directors of Mölnlycke

Health Care AB (Sweden).

He was formerly president and chief

executive
officer of Atlas Copco AB (Sweden).

Mr. Brock was born in 1950 and is a Swedish

citizen.
David Constable

has been a member of ABB’s Board of Directors

since April 2015.

He is the chairman of the
board of directors and chief executive

officer of Fluor Corporation

(U.S.). He was formerly the chief executive
officer and president as well as a member

of the board of directors of Sasol

Limited (South Africa). He

joined
Sasol after more than 29 years with

Fluor Corporation (U.S.). Mr. Constable was born in 1961

and is a
Canadian and U.S. citizen.
Frederico Fleury Curado

has been a member of ABB’s

Board of Directors since April 2016. He

is a member
of the boards of directors of Ultrapar

S.A. (Brazil),

Transocean Ltd. (Switzerland) and LATAM Airlines Group
S.A. (Chile).

He was formerly the chief executive

officer of Ultrapar S.A. and Embraer

S.A. (both Brazil).
Mr. Curado was born in 1961 and is a Brazilian and

Portuguese citizen.

Lars Förberg

has been a member of ABB’s

Board of Directors since April 2017.

He is co
‑
founder and
managing partner of Cevian Capital.

Mr. Förberg was born in 1965 and is a Swedish and

Swiss citizen.
Jennifer Xin-Zhe Li

has been a member of ABB’s Board

of Directors since March 2018. She

is
a member of
the boards

of directors of SAP SE (Germany),

Kone Oy (Finland) and Full Truck Alliance

Co. Ltd. (Cayman
Islands/P.R.C.). Through August 2022, she was a member of the board of directors of Flex Ltd
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

DSM N.V. (The
Netherlands).

She was previously the chief financial

officer of SGS Ltd (Switzerland). Prior

to joining SGS she
worked as an auditor at Deloitte

Ltd (Switzerland) and KPMG LLP (U.K.).

Ms. Matchett was born in 1972

and
is a Swiss, British and French citizen.
David Meline

has been a member of ABB’s Board of Directors

since April 2016. From 2011 through 2022, he
held chief financial officer roles at Moderna

Inc. (U.S.), Amgen Inc. (U.S.) and

the 3M Company (U.S.). From
2008 through 2011 he was the corporate controller and

chief accounting officer of the 3M Company

(U.S.).
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

As of December 31, 2022, none of

the Board members held

any official functions or political posts.

Further
information on ABB’s Board members

can be found on ABB’s website under the

ABB Board of Directors link
(available at https://new.abb.com/about/corporate-governance ).
Board meetings and attendance
The Board and its committees have

regularly scheduled meetings

throughout the year. These meetings are
supplemented by additional

meetings (either in person or by conference

call), as necessary. Board meetings
are convened by the Chairman or upon

request by any other Board member

or the CEO. Documentation
covering the various items of

the agenda for each Board meeting

is sent out in advance to each

Board
member in order to allow each member

time to study the covered matters

prior to the meetings. Each Board
meeting has a private session without

management or others being

present. Decisions made at the Board
meetings are recorded in written

minutes of the meetings. Some decisions

are also taken by circular
resolution.
The table below shows the number of

meetings held during

2022 by the Board and its committees,

their
average duration, as well as the attendance

of the individual Board

members. The Board meetings shown
include a strategic retreat attended

by the members of the

Board and the EC.

2022 Board and Board Committee

Meetings
Pre annual general meeting

2022
Post annual general meeting

2022
Board Board
Meetings and attendance Mtg.
Conf.
Call FACC GNC CC Mtg.
Conf.
Call FACC GNC CC
Average duration (hours) 7.5 1.5 2 1.25 1.25 8.25 1.5 3 1 1.25
Number of meetings 1 1 2 2 2 4 2 5 4 5
Meetings attended:
Peter R. Voser 1 1 2 4 2 4
Jacob Wallenberg 1 1 2 4 2 3
Gunnar Brock 1 1 2 4 2 5
David Constable 1 2 4 1 5
Frederico Fleury Curado 1 1 2 4 2 5
Lars Förberg 1 1 2 4 2 4
Jennifer Xin-Zhe Li 1 1 2 2 4 1 4 5
Geraldine Matchett 1 1 4 2 5
David Meline 1 1 2 4 2 5
Satish Pai 1 1 2 4 2 5
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

at
https://new.abb.com/about/corporate-governance ).
Business relationships between ABB and its Board members

This section describes important business

relationships between ABB and

its Board members, or companies
and organizations represented

by them.

Fluor Corporation (Fluor) is an important

customer of ABB. ABB

sells primarily electrical switchgears,

control
systems and electrical solutions

through its Electrification

and Process Automation Business Areas

to Fluor.
David Constable is the chairman of

the board of directors and CEO of

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

at
https://new.abb.com/about/corporate-governance ).

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

department,

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

in 2022 were those related to the war

in Ukraine, to continued constraints

in global
supply chains and to the planned

initial public offering in Switzerland

of ABB’s electric-vehicle charging
business.

ERM results are reported to

the FACC and the entire Board. This information becomes

part of the
overall strategic and risk discussions

by the Board to help

create value for stakeholders.

Information to the Board and the Finance, Audit and Compliance Committee

Supervisory and control instruments

vis-à-vis the auditors
Our auditors, KPMG, attend each

meeting of the FACC and each meeting includes

a private session between
the auditors and the FACC without management

being present. In 2022, the

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
shareholders meeting.

—
Executive Committee
Composition of the Executive

Committee (at December 31, 2022)
Björn Rosengren
Chief Executive Officer
CORPORATE OFFICERS BUSINESS AREA PRESIDENTS
Timo Ihamuotila Morten Wierod
Chief Financial Officer Electrification
Carolina Granat Peter Terwiesch
Chief Human Resources Officer Process Automation
Andrea Antonelli
Tarak

Mehta
General Counsel Motion
Karin Lepasoon Sami Atiya
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

and
personnel matters, transactions and

other issues material to the

Group. Each member of the Executive
Committee is appointed and discharged

by the Board.
Members of the Executive Committee (at December 31, 2022):
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

business area of Sandvik AB (Sweden).
Ms. Granat was born in 1972 and

is a Swedish citizen.
Andrea

Antonelli

was appointed General Counsel

and member of the Executive Committee

effective March
2022. From 2020 to 2022 he was

General Counsel of both ABB’s Electrification

and Robotics & Discrete
Automation Business Areas. Prior

to joining ABB, Mr. Antonelli was at the Tetra Pak Group, where he held various positions as regional

general counsel for different regions as well

as vice president legal affairs of
global commercial operations.

He has also worked for General

Electric and Fluor Corporation, as well

as in
private practice at DLA Piper London

offices. Mr. Antonelli was born in 1974

and is an Italian citizen.

Karin Lepasoon

was appointed Chief Communications

and Sustainability Officer and member of

the
Executive Committee effective October 2022.

She joined ABB from Vattenfall, where she served as

head of
group communications and public

& regulatory affairs and member of the company’s group

executive
management team. Prior to that, Ms.

Lepasoon also served

as head of global marketing and communications
at SEB, director of sustainability, communications and

HR at Nordic Capital, head of strategy

and chief of
staff at Skanska, and held various other

roles in the area of communications.

Ms. Lepasoon was born in 1968
and is a Swedish citizen.
Morten Wierod

was appointed President

of the Electrification Business Area

effective April 2022 and has
been a member of the Executive

Committee since April 2019, when

he was appointed President of

the
Motion Business Area. From 2015

until April 2019, he was the Managing

Director of the drives business unit
in the Robotics and Motion division.

During 2011 to 2015, Mr. Wierod was the Managing Director

of the
control products business unit in

the Low Voltage Products division. Between 1998

to 2011, he held various
management roles with ABB. Mr. Wierod was born in

1972 and is a Norwegian

citizen.
Peter Terwiesch

was appointed President

of the Process Automation Business

Area and member of the
Executive Committee effective January 2015

(Process Automation known

as Industrial Automation

from 2017
until 2020).

He is a member of the board of directors

of Hilti AG (Liechtenstein). From

2011 to 2014, Mr.
Terwiesch was Head of ABB’s Central Europe region. He was ABB’s Chief

Technology Officer from 2005 to
2011. From 1994 to 2005, he held several positions with

ABB. Mr. Terwiesch

was born in 1966 and is a
German and Swiss citizen.
Tarak

Mehta

was appointed President of

the Motion Business Area effective April 2022

and has been a
member of the Executive Committee

since October 2010. He is a

member of the board of directors

of
Prysmian S.p.A. (Italy). He was President

of the Electrification

Business Area since April 2019 and President
of the Electrification Products division

from 2016 to 2019. From October 2010

through December 2015, he
was President of the Low Voltage Products division.

From 2007 to 2010, he was Head

of ABB’s transformers
business. Between 1998 and 2006,

he held several management

positions with ABB. Mr. Mehta was born in
1966 and is a U.S. and Swiss citizen.
Sami Atiya

was appointed President

of the Robotics & Discrete Automation

Business Area effective April
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

can be found on ABB’s website under
the Executive Committee link (available

at
https://new.abb.com/about/corporate-governance ).
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

at
https://new.abb.com/about/corporate-governance ).
Business relationships between ABB and its EC members
This section describes important business

relationships between ABB and

its EC members, or companies
and organizations represented

by them.

Until December 28, 2022, ABB had

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
ABB Ltd Board Governance Rules (available

at
https://new.abb.com/about/corporate-governance ).
—
Shares
Share capital of ABB
At December 31, 2022, ABB’s ordinary share

capital (including

treasury shares) as registered with the
commercial register amounted

to CHF 235,769,409.00, divided into

1,964,745,075 fully paid registered
shares with a par value of CHF 0.12

per share.
ABB Ltd’s shares are listed on the SIX Swiss

Exchange, the NASDAQ

OMX Stockholm Exchange

and the
New York Stock Exchange (where its shares are traded

in the form of American depositary

shares (ADS) –
each ADS representing one registered

ABB share). At December

31, 2022, ABB Ltd had a market
capitalization based on outstanding

shares (total number of outstanding

shares: 1,865,003,331) of
approximately CHF 52 billion

($57 billion, SEK 590 billion). The only

consolidated subsidiary

in the ABB
Group with listed shares is ABB India

Limited, Bangalore, India, which

is listed on the BSE Ltd. (Bombay
Stock Exchange) and the National

Stock Exchange of India.

At December 31, 2022, ABB Ltd, Switzerland,
directly or indirectly owned 75 percent

of ABB India Limited, Bangalore,

India, which at that time had a

market
capitalization of approximately INR 569

billion.
Stock exchange listings (at December 31, 2022)
Stock exchange Security
Ticker symbol

ISIN code
SIX Swiss Exchange ABB Ltd, Zurich, share ABBN CH0012221716
SIX Swiss Exchange
ABB Ltd, Zurich, share

buyback
(second trading line)
ABBNE CH0357679619
NASDAQ OMX Stockholm

Exchange
ABB Ltd, Zurich, share ABB CH0012221716
New York Stock Exchange ABB Ltd, Zurich, ADS ABB US0003752047
BSE Ltd. (Bombay Stock

Exchange)
ABB India Limited, Bangalore,

share
ABB (1) INE117A01022
National Stock Exchange

of India
ABB India Limited, Bangalore,

share
ABB INE117A01022
(1)

Also called

Scrip ID.
Share repurchases and cancellation
At ABB’s Annual General Meeting 2022,

shareholders approved

the proposal to cancel 88,403,189 shares
repurchased under ABB’s 2020/21 and

2021/22 share buyback programs.

These shares

were cancelled in
June 2022, resulting in a reduced

total number of issued ABB Ltd

shares of 1,964,745,075.

15,283,500
shares repurchased under ABB’s 2021/22

share buyback program are remaining

for cancellation.
In April 2022, ABB launched a follow-up

share buyback program of up to $3 billion.

The main purpose of this
program was to complete

the return of $7.8 billion

cash proceeds from the Power

Grids divestment to
shareholders. Under that share buyback

program, ABB repurchased

a total of 59,956,000 shares as per
December 31, 2022, and a total of 64,615,000

shares as per February 15, 2023.

ABB intends to use the capital band,

which it will propose at the Annual

General Meeting 2023 to its
shareholders for introduction (see

“Authorized share capital”

below), for cancellation of shares repurchased
under the share buyback programs 2021/22

and 2022/23.
Further information on ABB’s share buyback

programs can be found at
https://global.abb/group/en/investors/investor-and-shareholder-resources/share-buybacks.
In addition, ABB repurchased a total of

20,000,000 shares as per December

31, 2022, primarily for use in
connection with employee share

programs. Further information

can be found at
https://www.abb.com/investorrelations.
Changes to the ordinary share capital
Except for the share cancellations

described above and in ABB’s Annual

Report 2021 on Form 20-F, there
were no other changes to ABB’s ordinary

share capital during

2022, 2021 and 2020.
Convertible bonds and options
ABB does not have any bonds outstanding

that are convertible into ABB shares.

For information about
options on shares issued by ABB, please

refer to “Note 19 – Stockholders'

equity”

to ABB’s Consolidated
Financial Statements.
Contingent share capital
At December 31, 2022, ABB’s share capital

may be increased

by an amount not to exceed CHF 24,000,000
through the issuance of up to 200,000,000

fully paid registered shares

with a par value of CHF 0.12 per share
through the exercise of conversion

rights and/or warrants granted in

connection with the issuance

on national
or international capital markets of

newly or already issued

bonds or other financial market

instruments. If this
contingent share capital were fully

issued this would increase

the existing share capital by approximately
10.2 percent.

The contingent share capital has

not changed during

the last three years.
At December 31, 2022, ABB’s share capital

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

rights may be exercised during
a maximum ten
‑
year period, and warrants may be

exercised during a maximum

seven
‑
year period, in each
case from the date of the respective

issuance. The advance

subscription rights of the shareholders

may be
granted indirectly.
At December 31, 2022, ABB’s share capital

may be increased

by an amount not to exceed CHF 11,284,656
through the issuance of up to 94,038,800

fully paid shares with a par

value of CHF 0.12 per share to
employees. If this contingent share

capital were fully issued

this would increase the existing share

capital by
approximately 4.8 percent.

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
At December 31, 2022, ABB had an

authorized share capital

in the amount of up to CHF 24,000,000

through
the issuance of up to 200,000,000

fully paid registered shares

with a par value of CHF 0.12 each, which

is
valid through March 25, 2023. If the authorized

share capital were fully issued,

this would increase the
existing share capital by approximately

10.2 percent. Aside from renewal

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

of the shares, will be subject

to the
restrictions of ABB’s Articles of Incorporation

(available at
https://new.abb.com/about/corporate-governance
).

In line with the revised provisions of

the Swiss Code of Obligations

effective since January 1, 2023, ABB

will
propose to the Annual General Meeting

2023 to replace the then expiring

authorized share capital with a
capital band ranging from CHF 212,192,469

(lower limit) to CHF 259,346,349

(upper limit), i.e. from
90 percent to 110 percent of the share capital currently

entered in the commercial register. Within this capital
band, the Board of Directors shall

be authorized to increase

or reduce the share capital once or

several times
until March 23, 2028, or until an earlier

expiry of the capital band. ABB intends

to use the capital band for
cancellation of shares repurchased

under the share buyback programs

2021/22 and 2022/23 (see “Share
repurchases and cancellation”

above).

—
Shareholders
Shareholder structure
At December 31, 2022, the total number

of shareholders directly registered

with ABB Ltd was approximately
90,000 and another 549,000

shareholders held shares

indirectly through nominees. In total,

as of that date,
ABB had approximately 639,000 shareholders.
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

Exchange of such holdings.

Based on the disclosure notifications
made to ABB and the SIX Swiss

Exchange, the following

shareholders hold or control

voting rights of
3 percent or more of ABB Ltd’s issued shares.

Except where indicated

otherwise, the shareholdings
described below are based

on the notices provided to ABB and the

SIX Swiss Exchange and do

not reflect
any subsequent changes in shareholdings

and share capital and votes.
Investor AB, Sweden, disclosed to ABB

and the SIX Swiss Exchange

that as per November 9, 2015, it

owned
232,165,142 ABB Ltd shares and controlled

10.03 percent of the voting rights

in ABB Ltd
. In its latest
quarterly financial report, Investor AB,

Sweden, disclosed that as per December

31, 2022, it owned
265,385,142 ABB Ltd shares and

controlled 13.5 percent of

the voting rights in ABB Ltd. The number

of
shares held by Investor AB does

not include

shares held by Mr. Jacob Wallenberg, the chairman of Investor
AB and a director of ABB, in his individual

capacity.
BlackRock,

Inc.,

U.S.A., disclosed to ABB and

the SIX Swiss Exchange that as per

November 16, 2022,

it
owned 80,226,133 ABB Ltd shares

and controlled 4.97 percent

of the voting rights in ABB Ltd.

Cevian Capital II GP Limited, Jersey, disclosed to ABB

and the SIX Swiss Exchange that as

per July 30,
2020, it owned 107,344,554 ABB Ltd

shares and controlled

4.95 percent of the voting rights in ABB Ltd
.
The Capital Group Companies,

Inc., USA, disclosed to ABB and the

SIX Swiss Exchange that as per July

1,
2022, it owned 69,725,960 ABB Ltd shares and

controlled 4.02 percent of

the voting rights in ABB Ltd.
At December 31, 2022, to the best

of ABB’s knowledge, no other shareholder

held 3 percent or more of
ABB’s total share capital and voting rights

as registered in the commercial

register on that date.

ABB Ltd has no cross shareholdings

in excess of 5 percent of capital, or voting

rights with any other
company.
Announcements related to disclosure

notifications made by shareholders

during 2022 can be found via

the
search facility on the platform of

the Disclosure Office of the SIX Swiss Exchange
: https://www.ser-
ag.com/en/resources/notifications-market-participants/significant-shareholders.html#/ .
Under ABB’s Articles of Incorporation (available

at
https://new.abb.com/about/corporate-governance ), each
registered share represents one vote.

Significant shareholders

do not have different voting rights. To our
knowledge, we are not directly or indirectly

owned or controlled

by any government or by any other
corporation or person.
Shareholders’ rights
Shareholders have the right to receive

dividends, to vote and

to execute such other rights as granted

under
Swiss law and the Articles of Incorporation

(available at
https://new.abb.com/about/corporate-governance ).

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
Annual General Meeting/Extraordinary

General Meeting/COVID-19
ABB’s top priority is protecting the health

of its shareholders and

employees. Therefore, due to

the
extraordinary circumstances and in accordance

with applicable Swiss COVID-19 legislation,

shareholders
were not able to attend ABB’s Annual

General Meeting 2022

in person, but could exercise their shareholder
rights via the independent proxy only. In addition, ABB

offered shareholders the opportunity

to address
questions on agenda items to

the Board

of Directors in writing ahead

of the meeting. Thanks to the improved
COVID-19 situation, ABB was able to

hold an Extraordinary General

Meeting in September 2022 with
shareholders present in person.
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
In special cases,

the Board may grant exemptions.

There were no exemptions granted in

2022. The limitation
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

companies in the ABB Group. "Item

4.
Information on the Company—Organizational

structure" sets forth, as of December

31, 2022, the name, place
of incorporation and ownership

interest of the significant direct and indirect

subsidiaries of ABB Ltd. In
addition, ABB Ltd also owned 19.9

percent of Hitachi Energy Ltd until

December 28, 2022. ABB’s operational
group structure is described in ABB’s

Financial Report 2022.
Management contracts
There are no management contracts

between ABB and companies

or natural persons not belonging

to the
ABB Group.
Change of control clauses
Board members, Executive Committee

members, and other members of senior

management do not receive
any special benefits in the event

of a change of control. However, the conditional

grants under the Long-Term
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
the MIP and the LTIP.

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

be used in
connection with

equity compensation plans.

•

Swiss law requires that the members

of the compensation committee

are elected by the
shareholders rather than appointed

by our Board.
•

Swiss law requires shareholders

to approve the maximum aggregate

Board compensation and
the maximum aggregate Executive

Committee compensation.

—
Compensation
Compensation at a glance
Board compensation

Compensation for the 2022-2023

term of office
The aggregate Board compensation

for the 2022-2023

term of office (CHF 4,380,000) was within

the
maximum amount (CHF 4,400,000)

approved at the 2022 Annual

General Meeting (AGM).
Compensation Exhibit 1: Board

compensation (in CHF)

for the 2022-2023 term

of office
Aggregate compensation 4,380,000
Approved compensation

amount

4,400,000
Shareholding of Board members
All Board members held ABB shares at

December 31, 2022,

worth at least 300 percent of their 2022

Board
compensation.
Compensation Exhibit 2: Board

members shareholding (at

December 31, 2022) in %

of 2022 total compensation
*
*
Based on share

price of

CHF 32.48,

the 2022

Long-Term

Incentive

Plan (LTIP

)

reference

price, and

shares

held at December

31, 2022

.

0%
100%
150%
Minimum
Target
Maximum
0%
150%
300%

Minimum

Target

Maximum
CEO

Minimum

Target

Maximum
Other EC members*
0%
150%
300%
80%
20%
Group financial results
Individual results
CEO and Corporate Officers
50%
30%
20%
Average EPS
Relative TSR
Sustainability*
All EC members
20%
60%
20%
Group financial results
Business Area financial results
Individual results
Business Area Presidents
EC compensation

Compensation structure as from

2022
Compensation Exhibit 3: EC

compensation structure as

from 2022
Fixed compensation -

base

salary and benefits
Variable compensation

-
short-term incentive (AIP)
Variable compensation

-
long-term incentive (LTIP)
Wealth at risk/
Share ownership
Purpose and
link to strategy
Facilitates attraction and
retention of talented EC
members; base salary
compensates for the role and
relevant experience; benefits
protect against risks
Rewards annual Company,
Business Area, functional
and individual performance.
Aligned with the Company’s
Annual Performance Plan
Rewards Company
performance over a three-
year period and encourages
creation of long-term,
sustainable value for
shareholders.

Aligned with
the Company’s Long-term
Performance Plan
Aligns individual’s personal
wealth at risk directly to the
ABB share price, and EC
members’ interests with
those of shareholders in
order to maintain focus on
ABB's long-term success
Operation Salary in cash, benefits in
kind, and pension
contribution
Annual awards, payable in
cash after a one-year
performance period
Annual grants in shares
which may vest after three
years, and are subject to
performance conditions
Individuals are required to
hold ABB shares
Opportunity
level
(as % of base
salary)
Based on scope of
responsibilities, personal
experience and skillset
CEO
500% of annual salary (net of
taxes)

* EC members with legacy employment
contracts have a Target LTIP

grant of
100 percent, and Max LTIP opportunity
of 200 percent. The higher LTIP
opportunity for the newer EC members
is largely offset by lower fixed benefit
costs.
Other EC members
400% of annual salary (net of
taxes)
Performance
indicators

Changes to base salary
take into account individual
performance, future
potential, broadening of
responsibilities, and
external benchmarking
* New for 2022
Exposure to ABB share price

CHF 2,142,000
CHF 7,082,773
0 1,000,000 2,000,000 3,000,000 4,000,000 5,000,000 6,000,000 7,000,000 8,000,000 9,000,000
CEO
Other EC members*
Target AIP

award
Realized AIP award Maximum AIP award
* individual outcomes range from 67 to 150 percent
120%
118%
150%
150%
Target AIP

award corresponds to 100% of base salary.
Total EC compensation for 2022
The aggregate EC compensation for

2022 (CHF 36,035,073) was within

the maximum amount approved

at
the 2021 AGM (CHF 40,000,000).
Compensation Exhibit 4: EC

compensation (in CHF)

for 2022
Effective aggregate compensation 36,035,073
Approved aggregate compensation

40,000,000
The larger portion of the CEO’s 2022 total compensation

was delivered via variable

compensation
(56 percent represented by short-term

incentive and long-term incentive).

For the other EC members, on an
aggregate level, variable

compensation represented 51 percent of

their 2022 compensation.

The following
chart shows the composition of

the 2022 total compensation for the

EC members as of December 31,

2022.
Compensation Exhibit 5:

2022 total compensation mix for

the CEO and other EC

members on aggregate level

in CHF*
* Sum of percentage

figures may

differ from

100 percent

due to rounding

with one

decimal.
Realized variable compensation

in 2022
Realized variable compensation

considers the AIP award and the LTIP award at the end of

their respective
performance cycles, reflecting actual

AIP payment and LTIP vesting, based on achievement

of the respective
plan performance measures.

The outcome of the 2022 AIP was

above the target for most of the

current EC members (118.3 percent on
average), and the LTIP that vested in 2022 (2019 LTIP)

exceeded the target level, with a

final vesting level of
121.0 percent of target.
Compensation Exhibit 6:

2022 AIP outcome compared to

target

200%
200%
200%
121%
42%
200%
100%
100%
100%
0% 25% 50% 75% 100% 125% 150% 175% 200%
LTIP vesting

(total)
Average EPS (50%

of total)
Relative TSR (50% of total)
Target achievement

level
Realized achievement level Maximum achievement level
CHF 8,183,864
CHF 22,255,269
CHF 9,846,423
CHF 27,306,484
0 5,000,000 10,000,000 15,000,000 20,000,000 25,000,000 30,000,000
CEO
Other EC members
Target total

compensation
Realized total compensation
120%
123%
Compensation Exhibit 7:

2019 LTIP outcome

compared to target
Realized total compensation in 2022
Considering the stated variable

components above, the realized

total compensation in 2022 was above

the
target total compensation for all EC

members, driven by strong performance

in 2022.

Compensation Exhibit 8: Realized

total compensation in 2022

compared to target total compensation
Further details related to the realized

compensation of each EC member

and each compensation

component
are specified in Compensation

Exhibit 44.
Shareholding of EC members
EC members may not sell their shares

(except to meet tax and

social security costs) until they

achieve the
required shareholding level.
Four out of nine EC members have

already met and exceeded

their share ownership requirement.

Two other
members are close to achieving

their requirement, while three members

have been appointed to the EC

in
the last two years.

When considering the number of granted,

but unvested, ABB shares of current

EC members as per
December 31, 2022,

it is expected that most will

meet or exceed their share

ownership requirement in

2023,
after vesting of the 2020 LTIP grant.

January 2020
April 2017
January 2021
March 2022
October 2022
June 2016
October 2010
January 2017
April 2019
0% 200% 400% 600% 800% 1000% 1200% 1400% 1600%
Björn Rosengren
Timo Ihamuotila
Carolina Granat
Andrea Antonelli
Karin Lepasoon
Sami Atiya
Tarak

Mehta
Peter Terwiesch
Morten Wierod
Held shares in % of net salary Granted, but unvested shares Share ownership requirement
EC appointment
Other EC members shareholding requirement (400%)
CEO shareholding requirement (500%)
Compensation Exhibit 9: EC

shareholding compared to

share ownership guideline

*
*
Based on share

price of

CHF 32.48,

the 2022

LTIP reference

price,

and share

s

held at December

31, 2022.

Future allo

cation of

granted,
but unvested

,

shares is

based on target

achievement

level and relevant

plan specific

settlement:

default settlement

of the final

2020 LTIP,
2021 LTIP

and 2022

LTIP

awards

is 100 percent

in shares.

Default settlement

of replacement

shares is

65 percent

in shares

(recipient

may
elect to receive

100 percent

of the vested

award in shares).

The value

of shares

is compared

against the

annual base

salary net

of taxes,
at December

31, 2022.

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

Directors and Executive
Committee. They can be found on

ABB’s Corporate Governance

website
new.abb.com/about/corporate-
governance

and are summarized below:
● Compensation Committee
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
Governance guidelines, which

are also available on ABB’s Corporate Governance

website.

●
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
●
“Say-on-pay” vote

(Article 34): Shareholders

approve the maximum aggregate amount

of
compensation of the Board for

the following Board term and

of the EC for the following

financial
year.
●
Supplementary amount for new

EC members

(Article 35): If the maximum approved
aggregate compensation amount

is not sufficient to also cover the compensation

of newly
promoted/hired EC members, up

to 30 percent of the last maximum approved

aggregate amount
shall be available as a supplementary

amount to cover the compensation

of such new EC
members.
● Loans

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

Activities of the CC in 2022
The CC meets as often as business

requires but at least four times

a year.

In 2022,

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

of
the individual CC members (number

of meetings held during 2022,

their average duration, as well as the
attendance of the individual members)

are provided in the section “Board

of Directors – Meetings and
attendance” of "Item 6. Directors,

Senior Management and

Employees".
Compensation Exhibit 11:

CC activities during 2022
Strategy
Review of the Short-Term Incentive plan

(Annual Incentive Plan

/ AIP)
Continued monitoring of link

between sustainability

and compensation
EC Compensation
Review of compensation

benchmarking

for EC members (bi-annual

activity)
Review of recommendations

on individual compensation

for EC members

Review of the share ownership

of EC members
Review and approval

of compensation for new

and departing EC

members
Performance – relating

to past performance

cycle
Assessment of AIP awards

for 2022
Assessment of achievement

of performance targets

for LTIP awards vesting in 2022
Performance – relating

to forthcoming performance

cycle
Setting of AIP design,

measures and targets

for 2022
Consideration of forecast

AIP outcomes for 2022
Consideration of preliminary

AIP measures and targets

for 2023
Setting of performance

targets for LTIP grants in 2022
Consideration of forecast

achievement against

performance targets

for unvested LTIP grants
Compliance
Review of CC annual

plan

Review of feedback

from Stakeholder Engagement

meetings
Regulatory and market updates
Review of the Compensation

Report for publication
Preparation of maximum

aggregate compensation

for the Board to be submitted

for AGM vote
Preparation of maximum

aggregate compensation

for the EC to be submitted

for AGM vote
The Chairman of the CC reports

to the full Board after each

CC meeting. The minutes of the CC

meetings are
available to the members of the Board.
The CC retains independent, external

advisors for compensation

matters. In 2022 PricewaterhouseCoopers
(PwC) was mandated to provide

consulting services related

to executive compensation matters.

In addition to
its CC advisory role, PwC also provides

human resources, tax and

advisory services to ABB.
Sustainability related considerations

in ABB’s compensation
There are several sustainability

related considerations that play an

important role in our compensation
philosophy, of which one is to foster the link between the

sustainability performance measures

under our
sustainability strategy and the variable

compensation for our EC and senior

management.

Impact of sustainability performance on variable compensation

One of the main subjects of the CC’s recent

decisions was to reinforce the link

of ABB’s sustainability
strategy - and its associated ambitious

targets for 2030 - to ABB’s key variable

compensation programs AIP
and LTIP.

These decisions resulted in a

suite of changes which we believe

keep ABB in line with leading
compensation market practices and

reinforce our commitment

towards sustainability and long-term

value
creation.

With regard to the AIP, ABB recently enlarged the mandatory inclusion of sustainability performance
measures in the individual

component of the relevant AIP for

its executives and further employees

in the
organization. All EC members have

two or three sustainability goals

(out of maximum of three) in the
individual component of their AIP. While all EC members had an environment target in 2022, Business Area
Presidents had a safety target,

the CFO a governance target

and other Corporate Officers a social

target.
In regard to the LTIP granted to ABB’s

senior management,

including the EC, a sustainability

measure with a
weighting of 20 percent forms part

of the performance measures.

●

For the 2022 LTIP,

the sustainability measure is

the Company’s scope 1 and 2 greenhouse

gas
(GHG) emissions

reduction at the end of the

three-year performance period (2022-2024),

compared
to the 2019 baseline.

●

The 2022 sustainability measure

has also been applied to the 2023

LTIP,

namely scope 1 and 2
GHG emissions

reduction at the end of the

three-year performance period

(2023-2025), compared to
the 2019 baseline.

●

Details of the long-term GHG emissions

reduction targets can be

found in ABB’s Item 4. Information
on the Company—Sustainability

activities.

Employee remuneration

ABB applies a holistic total remuneration

approach, generally consisting

of fixed base salary, variable
performance-linked pay, pension contributions and benefits.

The key programs of ABB’s compensation
structure and their strategic links

to our employee value proposition

and sustainability strategy are
summarized in the Compensation

Exhibit 12 below.

Compensation Exhibit 12: Compensation

structure for employees
Program Operation and purpose Link to ABB’s employee value proposition and sustainability strategy
Base Salary
Offered to all employees, compensating

for the
role and relevant experience of the employee
while changes to base salary take into

account
individual performance, future potential and
external benchmarking.
Facilitating attraction and retention of employees.
Short-Term Incentive Offered to ca. 80 percent of ABB’s workforce, rewarding annual performance.
Helping to establish strong alignment with

the
Company’s Annual Performance Plan,

which may
include financial and/or sustainability

targets.
Annual Incentive Plan
(AIP)
Offered to ca. 45 percent

of ABB’s workforce
(employees outside of the Sales & Marketing
functions and Production areas).
Rewarding participants, where appropriate,

for
the achievement of financial and sustainability
targets at Group and business level, and other
organizational and individual goals.
Production Plans
Offered to ca. 25 percent of ABB’s

workforce
(employees of Production areas).
Rewarding participants for the achievement

of
productivity and other operational targets

at local
business level.
Sales Incentive Plans
Offered to ca. 10 percent of ABB’s

workforce
(employees of the Sales & Marketing functions).
Rewarding participants for the achievement

of
financial targets at a local business

and individual
level.
Long-Term Incentive
Offered to ca. 800 executives and senior

leaders
of ABB.
Encouraging the creation of long-term,
sustainable value for shareholders, and delivery
of long-term strategic goals.
Long-Term

Incentive Plan
(LTIP) with performance
conditions
Offered to ca. 100 executives, who significantly
impact ABB’s performance and long-term
success of the business. After completion of

a
three-year plan period and subject to the
achievement of the plan specific

performance
measures, the award is earned and delivered.
Aligning with the Company’s Long-Term
Performance Plan, and facilitating retention

of
senior executives.
Restricted Shares without
performance conditions
Offered to ca. 700 senior leaders and

key talent
who influence ABB’s performance and

long-term
success of the business. After completion of

a
three-year plan period, the award is earned and
delivered.
Facilitating retention of senior managers.
Supports aligning employees’ interests

with the
interests of external shareholders and
maintaining focus on the long-term success

of the
Company.
Employee Share Acquisition
Plan
Offered to ca. 100,000 employees in

over 60
countries, providing the opportunity to

purchase
shares in ABB one year after the start

of a plan,
at a price which will be fixed at the beginning of
each annual plan cycle, and become ABB
shareholders.
Supports aligning employees’ interests

with the
interests of external shareholders and
maintaining focus on the long-term success

of the
Company.
Benefits (selection)
Offered to all employees by country,

subject to
the relevant local market practice.
Protecting against risks, and help facilitating

the
attraction and retention of employees.
Risk Benefits
These generally include retirement,

insurance
and healthcare plans.
Providing support for the employees and their
dependents in case of retirement, disability

or
death.
Parental Leave
A global and gender-neutral program,

offered to
all employees, on the birth or adoption of

a new
child, which sets out a minimum standard on

paid
parental leave that supports all family

types. The
primary caregivers receive 12 weeks

of paid
leave and the secondary caregivers 4

weeks.
Aligning with the ABB value of “Care”.
Employee Assistance
A global program, offered to all employees.

The
program supports the employee’s emotional,
practical and physical wellbeing by offering

paid
counseling on emotional health, family

concerns
and workplace concerns.
Aligning with the ABB value of “Care”.
Car or Transportation
Allowance
Offered to selected employees based on
business need or market practice, with

any car
provision being progressively migrated to e-
vehicles or transportation allowances which

can
be used to contribute to public transport,

cycle or
other transport needs.

Addressing changed needs related to mobility

by
providing greater flexibility to opt for more
environmentally friendly solutions.

Board compensation policy

The compensation policy for the members

of the Board is designed

to attract and retain experienced

people
to the Board of Directors. Compensation

takes into account the responsibilities,

time and effort required to
fulfill their roles on the Board and its

Committees, and it is generally

positioned at levels similar to other

Swiss
listed companies of comparable

size and complexity.
Compensation structure
A fixed fee is payable for the Chairman,

Vice-Chairman and members of the

Board, and additional fees are
payable for chairing or membership

of a Board Committee, except

for the Chairman and Vice-Chairman.
Board members are paid for their service

over an annual Board term that starts

with their election at the
AGM. Payment of fees is made in

semi-annual installments in arrears.

Each fee is delivered in cash and shares.

Board members are required

to take 50 percent of their
compensation in shares,

but they may elect to receive

all their fees in shares. The number of

shares
delivered is calculated prior

to each semi-annual payment by dividing

the monetary amount to which

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

and mix of Board members’

compensation are regularly

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

2022 AGM to the 2023 AGM,
as set out in Compensation Exhibit

13. There has been no

change to the individual Board

fees since 2015.
Compensation Exhibit 13: Board

fees (in CHF) for the

current term of office
Chairman of the Board (1) 1,200,000
Vice-Chairman of the Board (1) 450,000
Member of the Board

290,000
Additional committee

fees:
Chairman of FACC
(2)
110,000
Chairman of CC or

GNC
(2)
60,000
Member of FACC (2) 40,000
Member of CC or GNC (2) 30,000
(1)

The Chairman and the Vice-Chairman do not receive any additional committee fees.
(2)

CC: Compensation Committee,

FACC: Finance, Audit and Compliance Committee,

GNC: Governance and Nomination Committee.

Total

Board compensation

The compensation paid to the Board

members for the calendar

year 2022 and for the term of office from the
2022 AGM to the 2023 AGM are disclosed

in Compensation Exhibit 14 below

and in Compensation
Exhibits 35 and 36, respectively, in the section “Compensation tables and share ownership

tables”.
At the 2022 AGM, the shareholders

approved a maximum aggregate

compensation amount of CHF 4.4
million for the 2022-2023 Board

term. This amount equals the approved

amount for the previous Board

term,
as the compensation per Board

member remained unchanged.

The Board compensation to be paid

for the
2022-2023 Board term is CHF 4.38 million

and is therefore within the amount

approved by the shareholders.

Compensation Exhibit
14: Board compensation

(in CHF)
Board term
Board of Directors
2022–2023 2021–2022
Number of members
10 10
Total

compensation
4,380,000 4,380,000
Maximum aggregate compensation

amount approved

at previous AGM
4,400,000 4,400,000
Compensation of former Board members
In 2022,

no payment was made to any

former Board member.
Compensation for services rendered

In 2022, ABB did not pay any fees or

compensation to the members

of the Board for services rendered

to
ABB other than those disclosed in

this report.

Shareholding of Board members
The members of the Board collectively

owned less than 1 percent of

ABB’s total shares outstanding

at
December 31, 2022.
Compensation Exhibit 37 in the section

“Compensation tables

and share ownership tables”

shows the
number of ABB shares held by each

Board member at December 31, 2022,

and 2021. Except as described

in
this Compensation Exhibit, no

member of the Board and no

person closely linked to a member

of the Board
held any shares of ABB or options

in ABB shares.
Shares delivered to Board members

as part of their compensation

are blocked for a period of three years.

Compensation Exhibit 2 in the section

“Compensation at a glance” shows the

wealth at risk for each Board
member, comparing the value of shares held at December

31, 2022,

with the total compensation

for the
2022-2023 term of office. At December 31,

2022, all Board members held

ABB shares worth at least 300
percent of their 2022 total ABB Board compensation.

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
compensation is provided through

short-term and long-term incentives

based on strategic, financial

and
sustainability related targets, recognizing

Group, Business Area and Corporate

Function performance as well
as individual performance.
This structure is linked to our strategy

and is illustrated in

Compensation Exhibit 3 in the section
“Compensation at a glance”.

A significant portion of total compensation

depends on variable pay

components, which require the
achievement of challenging

performance targets, in alignment

with ABB Annual and Long-Term Performance
Plans.
The target AIP award is defined as a

percentage of base salary, currently 100 percent for

all EC members.
There is no award under the AIP

if performance is below threshold

on all financial and individual

performance
measures. When performance exceeds

targets, the maximum award is capped

at 150 percent of the targeted
amount.
The target LTIP grant size is defined as a percentage

of base salary, currently 150 percent for the CEO and
100 to 150 percent for all other EC

members. There will be no

award under the LTIP if performance is below
threshold for all applicable

measures. When performance exceeds

targets, the maximum award

is capped at
200 percent of the conditional

grant.
From 2022,

the policy for the mix of fixed and

variable target compensation

elements for new EC members
has been adjusted to provide a greater

emphasis on variable

pay. This is achieved by increasing the target
LTIP grant size from 100 percent to 150 percent of base

salary, while reducing the level of pension
contributions and other benefits.

The reduction of pension contributions

and other benefits substantially
offsets the increase of the LTIP component, and represents a shift from guaranteed pay elements

to pay at
risk. Fixed compensation for new

EC members represents

40 percent of their target

total compensation, in
comparison to 50 percent for long-standing

EC members.

Compensation Exhibit 15 below

illustrates the
policy change for new EC entrants (excluding

the CEO), applying an entry level

salary of CHF 700,000 and
an incumbent age of 50 years to reflect

the pension benefits.

Compensation Exhibit 15: Policy

for mix of target compensation

for EC members (excluding

CEO) appointed prior to
and after 2022*
* Note that, by exception, the new mix of target compensation has not been applied to the newly appointed Chief Communications and Sustainability Officer.
Competitive positioning of compensation
The Board considers competitive

market data when setting the compensation

policy for the EC. It is also one
of several factors in positioning

the target compensation

for individual EC members which

include:
•

individual profile of the EC member in

terms of experience and

skills;

•

individual performance and potential;
•

market value of the role (compensation

benchmarking).
EC compensation benchmark reviews

are performed every other

year.

The CC conducted a comprehensive
compensation benchmarking review

in 2022,

based on the three peer groups,

similar to those which were
used in 2020.

While each of these peer groups

match the size, scope and

complexity of ABB, and exclude companies

from
the financial services sector, the use of a specific peer

group depends

on the nature of the role and the
source of relevance. For example,

a stronger emphasis is placed

on the Global Industry peer group

for
operational roles and in

compensation design, and on

the Pan-European Market peer group for

functional
roles.

In all cases,

the other two peer groups are

used to stress test the findings

of the primary peer group
(see the summary in Compensation

Exhibit 16 below).
Compensation Exhibit 16: Peer

groups for EC compensation

benchmarking
Peer Group Composition Companies Rationale
Global Industry

A tailored group of 16 global
industry peer companies,
matching the scale and
complexity of ABB

AB SKF,

Alstom, Airbus, Atlas Copco,

Denso,
Eaton, Emerson Electric, Honeywell,

Mitsubishi
Electric, Mitsubishi Heavy Industries,

Schneider
Electric, Schindler, Siemens,

Thermo Fisher
Scientific, Toshiba,

Traton
Focus for Business
Area roles and
benchmarking
compensation design

Pan-European
Market
A panel of 50 cross-industry
European companies,
matching the scale and
complexity of ABB

See footnote (1) Focus for Corporate
roles; continuity and
stability of data points
Swiss Market A panel of 16 Swiss
headquartered companies,
matching the scale and
complexity of ABB
Adecco, Geberit, Givaudan, Glencore,

Kuehne &
Nagel, Holcim, Nestle, Novartis,

Richemont,
Roche, Schindler,

SGS, Sika, STMicroelectronics,
Swatch, Swisscom
Swiss location of
headquarters
(1) AB InBev, Adidas, Air Liquide, Associated

British Foods, AstraZeneca, BAE Systems, Bayer,

Bouygues, British American Tobacco,
Compass Group, Continental, CRH, Danone, Endesa, EssilorLuxottica,

Fresenius, Fresenius Medical Care, GlaxoSmithKline,
HeidelbergCement, Heineken, Henkel, Hennes & Mauritz, Holcim, Iberdrola,

Imperial Brands, Industria de Diseno Textil,

Jeronimo Martins
SGPS, Kuehne & Nagel, Linde, L’Oreal, Michelin,

National Grid, Naturgy Energy Group, Nokia, Novartis, Novo

Nordisk, OMV,

Philips, Rio
Tinto, Safran, Saint Gobain, Sanofi, SAP,

Schneider Electric, Telefonaktiebolaget

LM Ericsson, Thales, Umicore, Veolia

Environment, Vinci
and Vodafone.
It is the intention to position target

compensation for individual

EC members between the median and upper
quartile of the relevant peer group(s)

considering the other factors

referenced above (e.g., the EC

member’s
skills, experience, performance,

potential).
The comparison of ABB to its compensation

benchmarking peer

groups shown in Compensation

Exhibit 17
below is based on the latest review in 2022.

This data

shows that ABB is typically

positioned at the median

of
key comparator indicators (market

capitalization, revenues, and number

of employees) against the

Global
Industry and Pan-European Market

peer groups, and at the upper

quartile of the Swiss Market

peer group.

Compensation Exhibit 17: Comparison

of ABB to compensation

benchmarking peer groups
(1)
Market capitalization
(2)(3)(4)
Revenues
(2)(4)(5)
Number of employees
(5)(6)
ABB 58.8 27.5 104,400
Global Industry
Upper Quartile 78.5 36.3 133,924
Median 49.0 31.1 98,118
Lower Quartile 16.6

17.0

77,017
Pan-European Market
Upper Quartile 75.4 40.0 124,435
Median 32.6 27.9 89,012
Lower Quartile 20.2 22.7 62,660
Swiss Market
Upper Quartile 65.1 38.2 85,017
Median 32.0 16.4 58,635
Lower Quartile 20.1 9.1 30,348
(1) Data

for market

capitalization,

revenues

and number

of employees

are sourced

from Thomson

Reuters.
(2) Market

capitalization

and revenues

are in CHF

millions.
(3) Market

capitalization

is averaged

over a period

of three

months (June

20, 2022,

until September

20, 2022).
(4) All currencies

have been

converted

to CHF,

where needed,

applying full

-year average

currency

exchange

rates

based on

the period

from
July 1, 2021,

to June 30,

2022.
(5) Revenues

and number

of employees

as per last

financial

year prior

to October

2022.
(6) Number

of employees

in full-time

equivalent

(FTE) unless

FTE information

was not available,

then in total

number of

employees.
Compensation elements
Compensation Exhibit 3 in the section

“Compensation at a glance” sets out

the purpose and link to strategy,
the operation, the opportunity level and

the performance measures.

In addition,

this section provides further
details for each compensation element.

Fixed compensation - base salary

and benefits
Purpose and link to strategy

Facilitate the attraction and retention

of talented EC members; base salary

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
•

A common Group financial measure

with a 20 to 25 percent weighting.
•

Up to three Group or Business Area

financial measures, with a 55 to 60 percent

weighting.
•

An individual measure with

a 20 percent weighting. This individual

component is informed by two
or three goals which may include

a combination of quantitative and

qualitative goals.
o

From 2022,

at least two of these goals relate

to sustainability.
o

The final outcome against this individual

measure is a discretionary judgment

based on the
combined performance against

all individual goals.

A
summary of the composition and

total weighting of the measures

for all EC members is set out in
Compensation Exhibit 18.

Compensation Exhibit 18: Composition

and weighting of AIP measures

for EC members
CEO and Corporate Officers (1) Business Area Presidents
Common Group financial measure 25% 20%
Other Group financial measures
Up to three measures n.a.
55%
Business Area financial measures n.a.
Up to three measures
60%
Individual measure
Includes up to three goals (minimum
two sustainability related)
Includes up to three goals (minimum
two sustainability related)
20% 20%
Total 100% 100%
(1)
Corporate Officers include Chief Financial Officer, Chief Human Resources Officer,

General Counsel and Chief Communications and Sustainability
Officer.
Other design features
For each performance measure,

a target will be set corresponding

to the expected level of performance that
will generate a target (100 percent) award.

For each measure except the individual

measure, a minimum
level of performance, below which

there is no award (threshold)

and a maximum level of performance,

above
which the award is capped at 150 percent

of the target (maximum), will

also be defined.

The payment schedule for financial

AIP measures is calculated mathematically

as summarized in the
following Compensation

Exhibit 19. For Group and Business

Area financial measures, the award

percentage
achievements between threshold

and target, as well as between

target and maximum are determined

by
linear interpolations between

these award points.

Compensation Exhibit 19: Pay

ment schedule for the AIP

of EC members
Level of performance Below threshold Threshold Target Maximum
Award achievement per financial
measure
0% >0% 100% 150%
The outcomes of the financial

AIP measures are subject to

appropriate discretionary upward

or downward
adjustments by the CC for non-operational

items and other adjustment principles

agreed with the Board, if
and to the extent the CC considers

this appropriate.
In addition,

the CC/Board have discretionary

authority to adjust the results

and/or the AIP award. This
specifically includes a downwards

adjustment based on safety performance,

including fatalities.
Variable compensation - Long-Term Incentive Plan (LTIP)
Purpose and link to strategy
Rewards the achievement of predefined

performance targets over a

three-year period. Encourages the
creation of long-term, sustainable

shareholder value creation

and is aligned with the Company’s Long-Term
Performance Plan approved by

the Board.

Opportunity levels
For the CEO,

the LTIP opportunity levels are 150 percent of base

salary at target, with a maximum
opportunity of 300 percent of base salary.
As per the policy change announced

in last year’s report, the target and

maximum opportunity levels

for EC
members newly appointed from 2022

are 150 percent and

300 percent of base salary,

respectively. This is
designed to provide an increased

focus on variable, performance related compensation

and is mostly offset
by a reduction in costs related to pension

and other benefits.
The LTIP opportunity levels for EC members appointed

prior to 2022 are 100 percent of base

salary at target,
with a maximum opportunity of 200 percent

of base salary. This has also been applied, by exception,

to the
newly appointed Chief Communications

and Sustainability Officer in line with external

market data, reflecting
the scope of the role.

The previously existing discretionary

option to increase or decrease

individual target grants under

the LTIP
for EC members, except the CEO, has

been discontinued as from 2022,

except for the option to make

no
grants in certain circumstances.

Performance measures and

weighting
The LTIP has,

from 2022,

three performance measures:
Earnings Per Share (EPS)
•

Achievement against this measure

is determined by ABB’s average

EPS over a three-year
period. The average EPS result is

calculated from the sum of the EPS

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
•

Performance target and award points

are set using the Company’s Long-term

Performance Plan
and are calibrated with an independent

“outside-in” view, taking into account the growth
expectations, risk profile, investment

levels and profitability

levels that are typical for the industry.

•

Adjustments to the outcome of the EPS

achievement level may be

considered for items which
are not part of, or the result of, the

normal course of business operation

and/or which were not
considered, either by way of inclusion

or exclusion, for the target-setting

of a specific LTIP
launch. Only the net impact of such

adjustments over the vesting

period of the respective LTIP
grant will be considered.
Total

Shareholder Return (TSR)
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
third party.
•

For grants from 2022,

the award curve for the TSR

measure has been adjusted to become

more
challenging. The threshold point for

awards, above which vesting

starts, has been moved from
the 25th percentile to the 50th percentile

(P50) of the TSR peer group,

i.e., there is no vesting for
performance below P50.
•

Vesting for P50 achievement remains at 100 percent

of target, and vesting for a 75th percentile
(P75) achievement level remains

at 200 percent of target (capped).

There is a linear vesting for
an achievement between P50 and

P75 (100 to 200 percent of target).
Sustainability
•

The Board determines

on an annual basis the LTIP specific sustainability

measure(s), as well as
related target(s) and award points,

to incentivize material

progress towards our 2030
sustainability strategy commitments.

•

Appropriate threshold (zero),

target (100 percent) and maximum

(200 percent) award points are
reviewed and approved

by the CC on an annual basis.
•

Adjustments to the outcome of the sustainability

achievement may be considered

for items which
are not part of, or the result of the normal

course of business operation

and/or which were not
considered, either by way of inclusion

or exclusion, for the target-setting

of a specific LTIP
launch. Only the net impact of such

adjustments over the vesting

period of the respective LTIP
grant will be considered.
The relative weighting of measures

for the LTIP is as follows:
•

EPS measure: 50 percent
•

TSR measure: 30 percent
•

Sustainability measure:

20 percent
Other design features
The number of shares to be granted

is determined by dividing

the grant value by the average share price
over the period of 20 trading days

prior, and 20 trading days after, the date of publication of ABB’s full year
financial results. Settlement of the LTIP is three years after grant, subject to achievement

of performance
conditions, defined prior to grant.

The actual settlement of shares awarded

will vary between zero and

200 percent of the shares conditionally
granted, according to achievement against

the performance measures stated

above.

The vesting schedule for the LTIP is shown in the following

Compensation Exhibit 20. The award

percentage
achievements between threshold

and target,

as well as between target and

maximum,

are determined by
linear interpolations between

these award points.
Compensation Exhibit 20: Vesting

schedule for the LTIP

of EC members*
Level of performance Below threshold Threshold Target Maximum
Award achievement per measure 0% >0% 100% 200%
* For the TSR measure, the threshold point equals the target point.
The CC has the discretion to adjust

the formulaic LTIP vesting outcome, to reflect the overall

performance of
ABB over the performance period.
Default settlement of the final LTIP award is 100 percent

in shares,

and beginning with grants

made
conditionally in 2020, an automatic

sell-to-cover is in place

for employees who are subject

to withholding
taxes.
LTIP shares are subject to malus and clawback rules,

which include illegal activities, any

financial
misstatement and reputational

damage that have a material

impact on ABB Ltd or one of its subsidiaries.

This
means that the Board may decide

not to award any unsettled

or unvested incentive compensation

(malus), or
may seek to recover long-term incentive

compensation that has been

settled in the past (clawback).
Clawback applies for a period

of up to five years following

the originally scheduled

plan specific vesting date.
The CC also has the ability to suspend

the delivery of awards if it is likely that

the Board will determine that
the malus or clawback provisions may

potentially apply (e.g., if

the employee is subject to an external
investigation).
For LTIP grants from 2021, there is no automatic accelerated vesting of awards in the event

of a change of
control.
For LTIP grants from 2022,

participants are entitled to

receive a cash amount (a

“dividend equivalent
payment”) on each vested award

share that is equal to the total dividends

per share paid by the Company on
the ABB Ltd share between the grant

date and the delivery date of

the vested award. This is offset by
reducing other benefits

by a similar level over the life of

the share grant.

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
taxes (see Compensation Exhibit 3

in the section “Compensation

at a glance”). These share ownership
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
Employment contracts for EC members

include a notice period

of 12 months, during which they are entitled
to their annual base salary, short-term incentive and benefits.

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
Implementation of EC compensation

policy
Overview
EC members received total compensation

of CHF 36.0 million

in 2022,

compared with CHF 39.2 million in
2021, as summarized in Compensation

Exhibit 21 below and presented

in detail in Compensation

Exhibits 38
and 39.

At the 2021 AGM, the shareholders

approved a maximum aggregate

compensation amount of CHF 40

million
for the EC for the year 2022.

The EC total compensation

for 2022 amounted to CHF 36.0 million

and is
therefore within the approved amount (see

Compensation Exhibit 21).
Compensation Exhibit 21: Total

compensation of EC members

(monetary values in CHF)
(1)
Calendar year
2022 2021
Number of active EC

members
9 9
Base salaries 8,341,720 8,713,406
Pension benefits 4,334,281 4,795,259
Other benefits 4,894,480 4,819,803
Total fixed compensation 17,570,481 18,328,468
Short-term incentives 9,879,882 12,144,280
Long-term incentives

(fair value at grant)
8,584,710 8,684,298
Total variable compensation 18,464,592 20,828,578
Total compensation 36,035,073 39,157,046
Maximum aggregate compensation

approved at AGM
40,000,000 39,500,000
(1)

For an overview

of compensation

by individual

and component,

please refer

to Compensation

Exhibits

38 and 39

in the section
“Compensation

tables and

share ownership

tables” below.

An overview

of 2022 re

alized compensation

by individual

is provided

in
Compensation

Exhibit 44

in the same

section.
The total compensation for the EC in 2022

decreased by 8.0 percent

compared to 2021. This mainly

reflects
the impact of the lower 2022 AIP awards

compared to 2021. The overall

lower pension benefits for 2022
compared to 2021 are informed by

the application of our new

compensation structure for new

EC members
where pension benefits and

other benefits have been lowered

and replaced by an increased

LTIP grant size
level, to provide higher emphasis

on performance instead of guaranteed

compensation.

Compensation mix
The ratio of fixed to variable components

in any given year depends

on the performance of the Company and
individual EC members against predefined

performance targets.
Compensation Exhibit 5 in the section

“Compensation at a glance” shows the

composition of the 2022 total
annual compensation for the CEO

and for other current EC members

on an aggregate level, specifying

the
split of its five compensation components.

In 2022,

the variable compensation

of the CEO was 56 percent of his

total annual compensation (previous
year: 61 percent). For the other EC

members, the variable

compensation was 51 percent on average
(previous year: 54 percent). The reductions

in 2022 from the prior year reflect

the lower variable pay awards.
Note that compensation paid

in 2022 for former EC members is not

included in Compensation

Exhibit 5. This
can be found in Compensation

Exhibit 38.
Compensation elements - 2022 highlights
Base salary
The salaries of the EC members have

been reviewed as part of the

regular compensation review. As a result,
the Board and the CC decided to

increase the salaries of five of the nine

EC members in place in

March
2022.

The base salary of Björn Rosengren

was increased by 5.0 percent

to CHF 1,785,000, Timo Ihamuotila
by 2.1 percent to CHF 990,000, Carolina

Granat by 3.6 percent to CHF 725,000,

Peter Terwiesch by 3.8
percent to CHF 830,000 and Morten

Wierod by 12.5 percent to CHF 900,000.

These salary changes were
made to reward exceptional performance

of these EC members, ensure

their total compensation opportunity
does not fall behind their relevant

target market position, and in the case

of Morten Wierod, to reflect

a
broadening of responsibilities.
Considering that the other four EC

members in place in March 2022 had

no salary adjustments, this
corresponded to a 3.25 percent increase

on annual base salaries

for the EC members post March 2022.
Annual Incentive Plan (AIP) -

design
Under the AIP,

all members of the EC had a

common Group measure, with

a 20 to 25 percent weighting.

In
2022,

this was Group Operational EBITA margin, applied

to create a greater focus on profitability.
In addition to the common Group

measure, the CEO and the Corporate

Officers shared

the same Group
measures,

including Revenues, Free Cash

Flow and Productivity growth,

with a total weighting of 55 percent.

For Business Area Presidents, up

to three measures were tailored

to business imperatives, with a

total
weighting of 60 percent. While

all Business Area Presidents

shared one measure (Operational

EBITA margin,
with 25 to 30 percent), the second

and third measure varied,

including Productivity growth, Revenues,
Operational Free Cash Flow, Order Gross Margin and

Operational revenues

gross profit productivity growth,
for the remaining 25 to 30 percent.
Compensation Exhibit 22 below

shows the composition and weighting

of the financial measures applied

in
2022 for all EC members under

their AIP, specified by their roles.

Definitions of the financial

measures
applied for all EC members are set

out in the Compensation

Exhibit 23.

Compensation Exhibit 22: Composition

and weighting of 2022 AIP

measures for EC members
Focus of measure
CEO and

Corporate
Officers (1)
President
Electrification President Motion
President Process
Automation
President
Robotics &
Discrete
Automation
Common Group
financial
measure
Bottom line earnings
Op EBITA margin
25%
Op EBITA margin
20%
Op EBITA margin
20%
Op EBITA margin
20%
Op EBITA margin
20%
Other Group
financial
measures
Top line output
Revenues
25%
Cash generation
Free Cash Flow
20%
Bottom line output
Productivity growth
10%
Business Area
financial
measures
Bottom line earnings
Op EBITA margin
30%
Op EBITA margin
25%
Op EBITA margin
30%
Op EBITA margin
30%
Cash generation
Op Free Cash Flow
20%
Top line input
Revenues
25%
Revenues
20%
Bottom line profit
Order Gross Margin
20%
Bottom line output
Operational revenues
gross profit
productivity growth
10%
Bottom line output
Productivity growth
10%
Productivity growth
10%
Productivity growth
10%
Individual
measure
CO
2

emissions, Female leaders,
Cost discipline, Safety, Strategy
implementation, Internal controls
Function-specific
20%
CO
2

emissions, Safety, Female
graduate recruitment, M&A,
Digital revenue growth, Strategy
implementation
Business-specific
20%
Business-specific
20%
Business-specific
20%
Business-specific
20%
Total 100% 100% 100% 100% 100%
(1)
Corporate Officers include Chief Financial Officer, Chief Human Resources Officer,

General Counsel and Chief Communications and Sustainability Officer.

Compensation Exhibit 23: Definition

of quantitative measures,

applied in 2022
Measure Description
Operational EBITA
margin (%)
Operational EBITA, which is Operational

earnings before interest,

tax and
acquisition-related amortization,

as a percentage of

Operational revenues,
which is total revenues adjusted

for foreign exchange/commodity

timing
differences in total revenues
Revenues
Amount of consolidated

revenues recognized

during the year

in
accordance with USGAAP
Free Cash Flow (FCF)
Free Cash Flow is calculated

as net cash provided

by operating activities
adjusted for: (i) purchases

of property, plant and equipment

and intangible
assets, and (ii) proceeds

from sales of property, plant and equipment
Productivity growth (%)
Productivity is calculated

as 12-month rolling

revenues over the average
number of total workforce

in the last three

months. Growth is the change
of productivity over the

same period a year earlier, represented

as a
percentage change
Operational Free Cash
Flow (OFCF)
Cash flows from operating

activities excluding

cash paid for interest

and
taxes and including (i)

purchases of property, plant and

equipment and
intangible assets, and (ii)

proceeds from sales

of property, plant and
equipment
Order Gross Margin

(%)
Gross profit on orders

(calculated by deducting

total costs to complete

the
order from the total revenue

value of the order) divided

by the total
revenue values of the order

as calculated in

the final contract

offering to
the customer
Operational revenues
gross profit productivity
growth (%)
Operational revenues

gross profit productivity

is calculated as

the 12-
month rolling operational

revenues

gross profit divided

by the average
number of total workforce

in the last three

months. Where operational
revenues

gross profit is calculated

as gross profit (as defined

under
USGAAP) adjusted for

the following non-operational

items to the extent
that they are included within

the USGAAP gross

profit amount: (i) foreign
exchange/commodity

timing differences, (ii) acquisition-related
amortization, (iii) restructuring,

related and implementation

costs, (iv)
changes in obligations

related to divested businesses,

(v) changes in pre-
acquisition estimates,

(vi) acquisition-

and divestment-related

expenses
and integration costs,

(vii) other income/expense

relating to the Power
Grids joint venture and

(viii) certain other non-operational

items. Growth is
the change in productivity

over the same period

a year earlier,
represented as a percentage

change
All EC members also had an individual

measure with a 20 percent weighting.

This individual component

was
informed by up to three goals,

which included a combination

of quantitative and qualitative goals.

From 2022,
at least two of these goals relate to

sustainability,

e.g., GHG emissions, safety or

female leader targets. The
final outcome against the individual

measure was based on a discretionary

judgment of the combined
performance against all three goals.
•

In 2022,

all EC members had a common

environmental goal – namely

the reduction of GHG
emissions.

For the CEO and the Corporate

Officers, this related to Group level

and for Business
Area Presidents to their respective

Business Areas.
•

For the CEO and Corporate Officers, the

other goals were linked

to the level of Female leaders,
Cost discipline, Safety, Strategy implementation, or Internal controls.
•

Business Area Presidents continued

to have a safety goal.

Their other goals related to Female
graduate recruitment, M&A, Digital

revenue growth, or Strategy implementation.

Outcomes were subject to appropriate

adjustments for some non-operational

items and other adjustment
principles agreed with the Board.
2022 Annual Incentive Plan - achievements
The average award for the current

EC members under the AIP for

2022 was 118.3 percent (out of a
maximum 150 percent), compared to

143.4 percent in 2021. The 2022 AIP

outcomes were net of the
application of adjustments for some

non-operational items, aligned

with adjustment principles agreed

with the
Board. These led to adjustments

of awards for three EC members,

ranging from a five percent decrease

to a
15 percent increase of awards.
Common Group measure

Achievement against the 2022

Group Operational EBITA margin measure, which applied

to all EC members,
with a weighting of 20 percent for the

Business Areas Presidents

and 25 percent for the CEO and Corporate
Officers, was 150 percent (2021: 150 percent).

Therefore the weighted achievement

related to the common
Group measure was 30.0 percent

for the Business Area Presidents, and

37.5 percent for the CEO and

the
Corporate Officers.
Other Group measures

The outcome related to the other three

Group measures, applied to the CEO

and Corporate Officers, was at
95.5 percent. Achievement against

the Group Revenue target, with

a 25 percent weighting, was 150

percent
(2021: n.a.). Achievement against of

the Free Cash Flow target, with

a weighting of 20 percent, was

zero
percent (2021: 150 percent). Achievement

against the Productivity growth

target, with a weighting of 10
percent, was 150 percent (2021: 150

percent).Therefore the compound

achievement related to these

three
Group measures was 52.5 percent.
Business Area measures
Up to three quantitative business

measures were applied to the Business

Area Presidents, with weightings
from 10 to 30 percent, and the outcomes

ranged from zero to 150 percent

of target (2021: 119 to 150
percent).
Achievement against the Operational

EBITA margin measure ranged from zero to 150 percent

for all
Business Areas (2021: 119 to 150 percent), Revenues

49.1 to 150 percent for the two

Business Areas
applicable (2021: n.a.), Operational

Free Cash Flow 40.5 percent (2021:

150 percent), Order Gross

Margin
150 percent (2021:

n.a.), Productivity growth zero to

150 percent for three Business

Areas applicable (2021:
150 percent)

and Operational revenues

gross profit productivity growth

150 percent (2021: n.a.).

Therefore
the compound weighted achievement

related to these Business

Area measures ranged from 12.4

to 90.0
percent (2021: 80.8 to 90.0 percent).
Individual measure
The assessed achievement of the goals

informing the outcome

of the individual component

for EC members,
with a weighting of 20 percent, inclusive

of the achievement of the sustainability

goals (Safety, Female leader
and emissions targets), ranged from

100 to 150 percent (2021: 100 to

150 percent).
These outcomes are summarized in Compensation

Exhibit 24.

Compensation Exhibit 24: 2022

AIP outcomes for the CEO

and the Corporate Officers

(rounded)
2022 AIP outcomes for the Business

Area Presidents (rounded)
Overall outcomes
The overall average award under

the 2022 AIP for the entire current EC

was 118.3 percent of target (2021:
143.4 percent) with a range from 67.4

percent (lowest achievement)

to 150 percent of target (highest
achievement). This compared to a

range of 140.0 to 145.0 percent in 2021.
Compensation Exhibit 25 below

provides information related to the overall

actual 2022 AIP outcomes,

in
comparison to the target 2022 AIP

for all current EC members.

Compensation Exhibit 25: Overview

of targeted and realized

2022 AIP values
Common Group
measure
Other Group
measures
Business Area
measures Individual measure
Total AIP outcome percentage (in % of target) Targe
t AIP award
(in CHF) Actual AIP award (in CHF)
(3)
Achievement Weighting Outcome Achievement Weighting Outcome Achievement Weighting Outcome Achievement Weighting Outcome
Björn Rosengren 150.0% 25.0% 37.5% 95.5% 55.0% 52.5% n.a. n.a. n.a. 150.0% 20.0% 30.0% 120.0% 1,785,000 2,142,000
Timo Ihamuotila
150.0% 25.0% 37.5% 95.5% 55.0% 52.5% n.a. n.a. n.a. 150.0% 20.0% 30.0%
120.0%
990,000
1,188,000
Carolina Granat
150.0% 25.0% 37.5% 95.5% 55.0% 52.5% n.a. n.a. n.a. 150.0% 20.0% 30.0%
120.0%
725,000
870,000
Andrea Antonelli
(1)
150.0% 25.0% 37.5% 95.5% 55.0% 52.5% n.a. n.a. n.a. 125.0% 20.0% 25.0%
115.0%
583,334
670,833
Karin Lepasoon
(2)
150.0% 25.0% 37.5% 95.5% 55.0% 52.5% n.a. n.a. n.a. 100.0% 20.0% 20.0% 110.0% 150,000 165,000
Sami Atiya
150.0% 20.0% 30.0% n.a. n.a. n.a. 20.6% 60.0% 12.4% 125.0% 20.0% 25.0%
67.4%
800,000
539,200
Tarak Mehta
150.0% 20.0% 30.0% n.a. n.a. n.a. 139.7% 60.0% 83.8% 150.0% 20.0% 30.0%
143.8%
930,000
1,337,340
Peter Terwiesch
150.0% 20.0% 30.0% n.a. n.a. n.a. 150.0% 60.0% 90.0% 150.0% 20.0% 30.0%
150.0%
830,000
1,245,000
Morten Wierod 150.0% 20.0% 30.0% n.a. n.a. n.a. 106.0% 60.0% 63.6% 125.0% 20.0% 25.0% 118.6% 900,000 1,067,400
Total
7,693,334
9,224,773
(1) EC member as of March 1, 2022. Target and Actual AIP awarded are prorated for the time employed in year 2022.
(2) EC member as of October 1, 2022. Target and Actual AIP awarded are prorated for the time employed in year 2022.
(3) Represents accrued AIP award for the year 2022, which will be paid in 2023, after the publication of ABB's financial results.
Long-Term Incentive (LTIP)
2022 LTIP grants

The estimated value at grant of

the share-based grants to EC members

under the 2022 LTIP was CHF 8.6
million, compared with CHF 8.7 million

in 2021.

The reference price for the 2022

LTIP grant which was used to determine the number of shares

granted to
participants was CHF 32.48.
The 2022 LTIP is based on three performance measures:

ABB’s EPS, ABB’s TSR and a sustainability
measure.

Targets

and award points under

the EPS measure are considered

as commercially sensitive information and
will only be disclosed retrospectively

after the end of the relevant

LTIP performance period.
As in the previous year, ABB

made the achievement of

the EPS threshold point more challenging

by further
decreasing the range between

the EPS target and award points

(range reduced from plus/minus

14 percent
of target for 2021 LTIP to plus/minus 11 percent of target for the 2022 LTIP) to reflect the perceived EPS volatility during the performance period.
The peer companies approved

by the Board to determine ABB’s relative

TSR performance for the 2022 LTIP
were:

3M, Danaher, Eaton, Emerson Electric, General

Electric, Honeywell Intl., Holcim, Legrand,

Mitsubishi
Electric, Raytheon Technologies, Rockwell, Rolls Royce, Schneider

Electric, Siemens and Yokogawa.

These
were selected as they are comparable

in their size, scope and

complexity to ABB and compete in markets
that are key to ABB. They also provide

an appropriate and very challenging

set of peers, and influenced the
vesting point setting accordingly.

For 2022, the sustainability measure

was the Company’s scope 1 and 2

GHG emissions

reduction at the end
of the three-year performance period

(2022-2024), compared

to the 2019 baseline, which was defined
without the divested Power Grids business.

The approved sustainability

target and award points for the 2022
LTIP are illustrated in Compensation Exhibit 26 below.

Compensation Exhibit 26: Sustainability

target and award points for the

2022 LTIP
Measure Weighting Threshold Target Maximum
ABB scope 1&2 CO
2

equivalent
emissions

reduction compared

to
2019 baseline
20% 60% 70% 80%
Below threshold

point: no

award;

At target

point: 100

percent

award;

At or above

maximum

point: capped

at 200 percent

award;

Linear interpolations

between award

points.
The 2022 LTIP target and award points are illustrated in

Compensation Exhibit 27.
Compensation Exhibit 27: 2022

LTIP target

and award points
Measure Weighting Threshold Target Maximum
Average EPS 50%
Target point
-11%
Disclosed after
performance period
Target point
+11%
Relative TSR 30% 50th percentile 75th percentile
Reduction of scope 1&2 CO
2

equivalent
emissions

compared to 2019 baseline
20% 60.0% 70.0% 80.0%
Below threshold

point: no

award;

At target

point:

100 percent

award;

At or above

maximum

point:

capped

at 200 percent

award;

Linear interpolations

between award

points;
The average

EPS target

is not prospectively

disclosed

for reasons

of commercial

sensitivity.
2023 LTIP grants

The sustainability measure applied

to the 2022 LTIP will also be applied in 2023,

namely the scope 1 and 2
GHG emissions

reduction at the end of the

three-year performance period

(2023-2025), compared to the
2019 baseline.

Details of the long-term GHG emissions

reduction targets can be found in

ABB’s Item 4.
Information on the Company—Sustainability

activities.
The targets and award points have

been structured to reflect

ABB’s progress to date, its long-term

ambitions,
and that as the targets get higher, the overall stretch

to achieve them is even more

challenging.
•

The threshold value of 75.0 percent

emissions

reduction versus the 2019 baseline

is significantly
above the mid-term target of 70 percent

proposed at the 2023 AGM.

•

The target value of 77.5 percent is in

line with ABB’s long-term forecast

for 2025.

•

The maximum value of 80.0 percent

is in line with our 2030

Sustainability Strategy target. If it is
achieved in 2025, it would mean

we have delivered our target

five years ahead of our
commitment.
Compensation Exhibit 28: Sustainability

target and award points for

the 2023 LTIP
Measure Weighting Threshold Target Maximum
ABB scope 1&2 CO
2

equivalent
emissions reduction compared

to
2019 baseline
20% 75.0% 77.5% 80.0%
Below threshold

point: no

award;

At target

point: 100

percent

award;

At or above

maximum

point: capped

at 200 percent

award;

Linear interpolations

between award

points.

2019

LTIP - achievements
The final number of shares vesting under

the 2019

LTIP grant in 2022 was determined based on the
achievement level against the predefined

TSR and EPS targets.
The relative ranking of ABB’s TSR measure

against the predefined

peer group of companies for the 2019
LTIP sat on the 86 th

percentile, which led to a vesting

level of 200.0 percent (previous

year: 114.8 percent)
out of a potential of 200 percent.

The three-year average EPS amounted

to USD 0.86,

which led to a vesting level

of 42.0 percent (previous
year: zero percent) out of a potential

200 percent, net of adjustments

for items considered outside

the normal
course of business operation and/or

which were not considered

in the target setting of the 2019

LTIP.

On this
occasion, adjustments were made

for the impact of divestments, M&A

related integration

costs and
restructuring costs.
In line with our commitment to retrospectively

disclose the EPS performance

targets for vested LTIP awards,
the three target and award points (threshold,

target and maximum) and

the actual achievement for the
adjusted 2019

EPS performance measure

are shown in Compensation

Exhibit 29 below.

The average weighted achievement

level of the two performance

measures under the 2019

LTIP was 121.0
percent (out of a maximum 200 percent),

as specified in Compensation

Exhibit 29.
Compensation Exhibit 29: Target

and award points and achievement

levels

of 2019 LTIP

performance measures
Measure Weighting Threshold Target Maximum Actual
Relative TSR 50% 25 th

percentile
50 th

percentile
75 th

percentile
86 th

percentile
Achievement level 0% 100% 200% 200.0%
Average EPS (USD) 50% 0.75 1.00 1.25 0.86
Achievement level 0% 100% 200% 42.0%
Award as percentage of

target (capped at 200%)
121.0%
Overview of disclosed and realized

2019

LTIP value
The following table compares the previously

disclosed “fair value”

of the grant to each EC member

and the
actual value of the grant at the time

of vesting. The following

Compensation Exhibit 30 shows such
comparison for the 2019

LTIP,

that vested in 2022.

Compensation Exhibit 30: Realized

value of 2019 LTIP

grant for current EC members
Grant date
Number of
shares
granted
related to
the TSR
measure (1)
Shares
granted
related to
the EPS
measure (2)
Total
number

of shares
granted
Disclosed
grant fair
value
(CHF) (3)
Vesting date
Vesting
percentage

Number

of vested
shares
Realized
value
(CHF) (4)
Björn Rosengren
n.a. n.a.
Timo Ihamuotila
May 16, 2019 24,536 24,535 49,071 836,661 May 16, 2022 121.0% 59,377 1,680,963
Carolina Granat
n.a. n.a.
Andrea Antonelli
n.a. n.a.
Karin Lepasoon
n.a. n.a.
Sami Atiya
May 16, 2019 24,794 24,793 49,587 845,459 May 16, 2022 121.0% 60,002 1,698,657
Tarak

Mehta
May 16, 2019 22,211 22,211 44,422 757,396 May 16, 2022 121.0% 53,751 1,521,691
Peter Terwiesch
May 16, 2019 20,662 20,661 41,323 704,559 May 16, 2022 121.0% 50,002 1,415,557
Morten Wierod
May 16, 2019 18,079 18,079 36,158 616,494 May 16, 2022 121.0% 43,752 1,238,619
Total 3,760,569 7,555,487
(1) Actual achievement level of the TSR measure was 200.0 percent.
(2) Actual achievement level of the EPS measure was 42.0 percent.
(3) Valued at CHF 17.05, the grant fair value of the ABB share on the day of grant.
(4) Valued at CHF 28.31, the closing price of the ABB share on the day of vesting.
The values presented are gross

and before payment of any

applicable taxes owing

by the recipient. This
indicates the average gross realized

LTIP value was 200.9 percent of the disclosed grant

fair value.
LTIP

vesting outcomes in the last

five years
The historical LTIP vesting outcomes for the prior five

years are shown in Compensation

Exhibit 31 below.
Over the last five years vesting has

averaged at 84.9 percent

of target and 49.3 percent of

the maximum
award.
Compensation Exhibit 31: LTIP

historical actual vesting percentages
(1)
(1) According

to plan-specific

relative

weighting

of relevant

performance

measures.
Realized total compensation - 2022
We disclose the realized total compensation

for each EC member. Realized compensation

relates to the AIP
award and the LTIP award at the end of their respective

performance cycles, reflecting actual

payment and
settlement, based on achievements

of the plan specific performance

measures.

120%
126%
107%
106%
104%
116%
132%
134%
124%
0 1,000,000 2,000,000 3,000,000 4,000,000 5,000,000 6,000,000 7,000,000 8,000,000 9,000,000 10,000,000
Björn Rosengren
Timo Ihamuotila
Carolina Granat
Andrea Antonelli
Karin Lepasoon
Sami Atiya
Tarak

Mehta
Peter Terwiesch
Morten Wierod
Target total

compensation
Realized total compensation
Such transparency on realized compensation

is designed to aid stakeholder’s

understanding of ABB's link
between pay and performance.

The following Compensation

Exhibit 32 sets out a high-level comparison

of realized and target total
compensation for each EC member. A detailed summary

table is given in Compensation

Exhibit 44 in the
section “Compensation tables and

share ownership tables“.

Compensation Exhibit 32: Realized

2022 total compensation (in

CHF) compared to target total

compensation
Other compensation - 2022
Members of the EC are eligible

to participate in the Employee Share

Acquisition Plan (ESAP), a savings plan
based on stock options, which is open

to employees around the world.

Five members of the EC participated
in the 19th annual ESAP launch of

the plan in 2022.

EC members who participated

will, upon vesting, each
be entitled to acquire up to 360

ABB shares at CHF 27.99 per share,

the market share price at

the start of the
2022 launch.
For a more detailed description

of the ESAP,

please refer to “Note 18 – Share
‑ based payment arrangements”
in our Consolidated Financial

Statements.
In 2022,

ABB did not pay any fees or

compensation to the members

of the EC for services rendered

to ABB
other than those disclosed in this

report. Except as disclosed

in the section “Executive Committee – Business
relationships between ABB and

its EC members” in "Item 6. Directors,

Senior Management and Employees",
the Company did not pay any additional

fees or compensation

in 2022 to persons closely linked

to a member
of the EC for services rendered to

ABB.
Shareholding of EC members
Four out of nine EC members have

exceeded their share ownership

requirement. Two further members

are
close to achieving their requirement,

while three members have

been newly appointed

to the EC in the last
two years. The individual shareholding

in comparison to the relevant ownership

requirement is shown in
Compensation Exhibit 9 in the section

“Compensation at a glance”.

The EC members collectively owned

less than 1 percent of ABB’s total shares outstanding

at December 31,
2022.
At December 31, 2022,

EC members held ABB shares

and conditional rights to receive

shares, as shown in
Compensation Exhibit 42 in the section

“Compensation tables and

share ownership tables” below. Their
holdings at December 31, 2021, are

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
Consolidated Financial

Statements.
Except as described in Compensation

Exhibits 42 and 43, no member of

the EC and no person closely

linked
to a member of the EC held any shares

of ABB or options on ABB shares at

December 31, 2022,

and 2021.
Accelleron equity restoration
In October 2022, ABB shareholders

received a dividend in kind

in Accelleron shares at the spin-off date.
Granted but unvested,

Performance Share Units

(PSU) and Restricted Share Units

(RSU) held by ABB
employees at the time of the spin-off date,

including members and former

members of the EC, were not
entitled to receive the dividend in

kind distribution.

As contemplated by the terms of the

LTIP rules,

to ensure equal treatment of PSU

and RSU holders relative
to ABB shareholders, ABB increased

the previously granted number

of shares by 3.7 percent to reflect

the
impact of the Accelleron spin-off, to ensure

that ABB employees

including EC members are not
disadvantaged by the spin-off relative

to ABB shareholders.
The total value related to the additional

shares granted for the EC was CHF

0.9 million. The amount was
equivalent to the estimated reduction

in value of the ABB share as a

result of the dividend in kind

related to
the spin-off and as such are not considered

by the CC to be additional

compensation.
Changes applicable to EC members
Terms of

appointment for new EC members
The new General Counsel & Company

Secretary,

Andrea Antonelli, was appointed

to the EC effective from
March 1, 2022,

with an annual base salary of CHF

700,000, a target short-term

incentive of 100 percent of
annual base salary and a target long-term

incentive of 150 percent

of annual base salary. Andrea Antonelli is
eligible for standard EC benefits as per

the policy announced in last year’s report.
The new Chief Communications &

Sustainability Officer (CCSO), Karin Lepasoon,

was appointed to the EC
effective from October 1, 2022,

with an annual base

salary of CHF 600,000, a target

short-term and target
long-term incentive of 100 percent

of annual base salary respectively. Karin Lepasoon

is eligible for standard
EC benefits as per the policy announced

in last year’s report and received standard

relocation benefits.
Terms of

departure for EC members
The previous General Counsel

& Company Secretary, Maria Varsellona, resigned from ABB and departed on
March 31, 2022.

She received

compensation and benefits up

to the point of her departure.

This includes a
contractually agreed pro-rata short-term

incentive payment

of CHF 181,985 for the period

January 1 to March
31, 2022.

All her unvested LTIP share grants and the unvested

second tranche of her replacement

share
grant were forfeited.

The previous CCSO, Theodor

Swedjemark, resigned from ABB

and stepped down from the EC

as per

October 31, 2022.

He will depart from ABB on

February 28, 2023. He is entitled

to receive compensation and
benefits up to the point of his departure.

This includes a contractually

agreed short-term incentive

payment of
CHF 473,124 for 2022 and a pro-rata

short-term incentive payment

of CHF 78,854 for the period

January 1 to
February 28, 2023. All his unvested

LTIP share grants were forfeited.
Compensation of former EC members
In 2022, certain former EC members

received contractual compensation

for the period after leaving the EC,
as shown in Compensation Exhibit

38, footnote (5).
Votes

on compensation at the 2023

AGM
As illustrated in Compensation Exhibit

33, the Board’s proposals

to shareholders at the 2023

AGM will relate
to Board compensation for the 2023–2024

term of office and EC compensation

for the calendar year 2024.
There will also be a non-binding

consultative vote on the Compensation

Report 2022.
Compensation Exhibit 33: Shareholders

will have three separate

votes on compensation at

the 2023 AGM
The voting results at ABB’s past AGM in 2022

were as follows:

●

Maximum aggregate Board compensation

for the 2022–2023

term of office – 99.08 percent

●

Maximum aggregate EC compensation

for 2023

– 92.32 percent
●

Consultative vote on the Compensation

Report 2021 – 91.32

percent

In determining the proposed maximum

aggregate EC compensation

for 2024, the Board takes into
consideration the criteria illustrated

in Compensation Exhibit

34. Given the variable nature of a

major portion
of the compensation components,

the proposed maximum aggregate

EC compensation will almost normally
be higher than the actual compensation

paid or awarded, as it must cover

the potential maximum value

of
each component of compensation.
The decrease in maximum aggregate

EC compensation for 2024

compared to 2023 is mainly influenced

by
the potential vesting related costs

from the 2021 LTIP award, as well as the lower compensation

levels
applied to new EC members compared

to plan.
Compensation Exhibit 34: Overview

of key factors affecting

the determination of maximum

aggregate EC compensation

Compensation tables and share

ownership tables
Compensation Exhibit 35: Board

compensation in 2022 and

2021
Paid in 2022 Paid in 2021
November
Board term
2022-2023
May
Board term

2021-2022
Total compensation paid in 2022
(3)
November
Board term
2021-2022
May
Board term

2020-2021
Total compensation paid in 2021
(3)
Name
Settled in
cash
(1)
Settled in
shares -
number
of shares
received
(2)
Settled in
cash
(1)
Settled in
shares -
number
of shares
received
(2)
Settled in
cash
(1)
Settled in
shares -
number
of shares
received
(2)
Settled in
cash
(1)
Settled in
shares -
number
of shares
received
(2)
CHF CHF
CHF
CHF CHF CHF
Peter Voser, Chairman (4) — 21,565 — 18,296 1,200,000 — 17,209 — 20,089 1,200,000
Jacob Wallenberg (5) 112,500 3,257 112,500 2,763 450,000 112,500 2,599 112,500 3,033 450,000
Matti Alahuhta
(6)
— — — — — — — — 3,615 160,000
Gunnar Brock
(7)
82,500 2,388 82,500 2,026 330,000 82,500 1,906 — 4,542 330,000
David Constable (8) 80,000 2,316 80,000 1,964 320,000 80,000 1,848 87,500 2,359 335,000
Frederico Curado (9) — 4,799 — 4,075 350,000 — 3,829 — 4,090 335,000
Lars Förberg
(10)
— 5,736 — 4,870 320,000 — 4,577 — 5,347 320,000
Jennifer Xin-Zhe Li
(11)
87,500 2,338 87,500 1,986 350,000 87,500 1,866 80,000 1,993 335,000
Geraldine Matchett (12) 82,500 3,121 82,500 2,647 330,000 82,500 2,490 82,500 2,906 330,000
David Meline (13) 100,000 2,895 100,000 2,456 400,000 100,000 2,310 100,000 2,696 400,000
Satish Pai
(14)
— 4,523 82,500 1,872 330,000 82,500 1,759 82,500 2,055 330,000
Total

545,000 52,938 627,500 42,955 4,380,000 627,500 40,393 545,000 52,725 4,525,000
(1) Represents gross amounts paid, prior to deductions for social security, withholding tax etc.
(2) Number of shares per Board member is calculated based on net amount due after deductions for social security, withholding tax etc.
(3) In addition to the Board remuneration stated in the above table, in 2022 and 2021 the Company paid CHF 248,489 and CHF 231,287, respectively, in related mandatory social security payments.

(4) Chairman of the ABB Ltd Board for the 2020-2021, 2021-2022 and 2022-2023 board terms and Chairman of the Governance and Nomination Committee for the 2021-2022
and 2022-2023 board terms; is receiving 100 percent of his compensation in the form of ABB shares.
(5) Vice-Chairman of the ABB Ltd Board for the 2020-2021, 2021-2022 and 2022-2023 board terms; Chairman of the Governance and Nomination Committee for the 2020-2021
board term and member of that committee for the 2021-2022 and 2022-2023 board terms; is receiving 50 percent of his compensation in the form of ABB shares.
(6) Member of the Governance and Nomination Committee for the 2020-2021 board term; received 100 percent of his compensation in the form of ABB shares for the 2020-2021 board term. Did not stand for election in 2021.

(7) Member of the Finance, Audit and Compliance Committee for the 2020-2021, 2021-2022 and 2022-2023 board terms; received 100 percent of his compensation in the form of
ABB shares for the 2020-2021 board term and is receiving 50 percent of his compensation in the form of ABB shares for the 2021-2022 and 2022-2023 board terms.
(8) Chairman of the Compensation Committee for the 2020-2021 board term and member of that committee for the 2021-2022 and 2022-2023 board terms; is receiving 50 percent of his compensation in the form of ABB shares.
(9) Member of the Compensation Committee for the 2020-2021 board term and Chairman of that committee for the 2021-2022 and 2022-2023 board terms; is receiving 100 percent of his compensation in the form of ABB shares.
(10) Member of the Governance and Nomination Committee for the 2020-2021, 2021-2022 and 2022-2023 board terms; is receiving 100 percent of his compensation in the form of
ABB shares.
(11) Member of the Compensation Committee for the 2020-2021, 2021-2022 and 2022-2023 board terms and member of the Governance and Nomination Committee for the 2021-
2022 and 2022-2023 board terms; is receiving 50 percent of her compensation in the form of ABB shares.
(12) Member of the Finance, Audit and Compliance Committee for the 2020-2021, 2021-2022 and 2022-2023 board terms; is receiving 50 percent of her compensation in the form of ABB shares.
(13) Chairman of the Finance, Audit and Compliance Committee for the 2020-2021, 2021-2022 and 2022-2023 board terms; is receiving 50 percent of his compensation in the form of ABB shares.
(14) Member of the Finance, Audit and Compliance Committee for the 2020-2021, 2021-2022 and 2022-2023 board terms; received 50 percent of his compensation in the form of
ABB shares for the 2020-2021 and 2021-2022 board terms and is receiving 100 percent of his compensation in the form of ABB shares for the 2022-2023 board term.

Compensation Exhibit 36: Board

compensation for the Board

terms 2022-2023 and 2021

-2022
Name Specific Board roles
Board term
2022-2023
Board term
2021-2022
CHF CHF
Peter Voser
Chairman of the Board and Chairman

GNC for 2021-2022

and 2022-2023
terms 1,200,000 1,200,000
Jacob Wallenberg
Vice-Chairman of the Board

and Member GNC for 2021-2022

and 2022-2023
terms 450,000 450,000
Gunnar Brock
Member FACC for 2021

-2022 and 2022-2023 terms
330,000 330,000
David Constable
Member CC for 2021-2022 and

2022-2023 terms
320,000 320,000
Frederico Curado
Chairman CC for 2021-2022 and

2022-2023 terms
350,000 350,000
Lars Förberg
Member GNC for 2021-2022

and 2022-2023 terms
320,000 320,000
Jennifer Xin-Zhe Li
Member CC and Member GNC

for 2021-2022 and 2022-2023

terms
350,000 350,000
Geraldine Matchett
Member FACC for 2021

-2022 and 2022-2023 terms
330,000 330,000
David Meline
Chairman FACC for

2021-2022 and 2022

-2023 terms
400,000 400,000
Satish Pai
Member FACC for 2021

-2022 and 2022-2023 terms
330,000 330,000
Total

4,380,000 4,380,000
Key:

CC: Compensation Committee
FACC: Finance, Audit and Compliance Committee
GNC: Governance and Nomination Committee

Compensation Exhibit 37: Board

ownership of ABB

shares
Total number

of shares held
Name
December 31, 2022 December 31, 2021
Peter Voser

(1)
231,807 191,946
Jacob Wallenberg
245,898 239,878
Gunnar Brock
37,813 33,399
David Constable
42,465 38,185
Frederico Curado
49,175 40,301
Lars Förberg
70,522 59,916
Jennifer Xin-Zhe Li
41,904 37,580
Geraldine Matchett
30,964 25,196
David Meline

(2)
43,131 37,780
Satish Pai
34,827 28,432
Total 828,506 732,613
(1) Includes 2,000 shares held by the spouse.
(2) Includes 3,150 shares held by the spouse.

Compensation Exhibit 38: EC

compensation in 2022
Cash Compensation
Estimated
value of
share-based
grants under
the LTIP in
2022
(4)

2022 Total
compensation
(incl.
conditional
share-based
grants)
(5)
Name Base salary
Short-term
incentive
(1)
Pension
benefits
Other
benefits
(2)
2022 Total
cash-based
compensation
(3)
CHF CHF CHF CHF CHF CHF CHF
Björn Rosengren 1,770,840 2,142,000 762,478 988,084 5,663,402 2,411,254 8,074,656
Timo Ihamuotila 986,672 1,188,000 527,648 720,953 3,423,273 891,570 4,314,843
Carolina Granat 720,843 870,000 427,903 352,848 2,371,594 652,920 3,024,514
Andrea Antonelli (EC
member as of March 1,
2022) 583,334 670,833 198,164 245,754 1,698,085 945,595 2,643,680
Karin Lepasoon (EC member
as of October 1, 2022) 150,000 165,000 62,360 38,987 416,347 540,336 956,683
Sami Atiya 800,009 539,200 487,247 599,994 2,426,450 747,485 3,173,935
Tarak Mehta 930,009 1,337,340 513,481 604,563 3,385,393 837,546 4,222,939
Peter Terwiesch 825,001 1,245,000 485,152 536,952 3,092,105 747,485 3,839,590
Morten Wierod 875,006 1,067,400 471,432 523,912 2,937,750 810,519 3,748,269
Total Executive Committee
members at December 31,
2022 7,641,714 9,224,773 3,935,865 4,612,047 25,414,399 8,584,710 33,999,109
Maria Varsellona (EC
member until March 31,
2022) 200,002 181,985 114,896 79,223 576,106 — 576,106
Theodor Swedjemark (EC
member until October 31,
2022) 500,004 473,124 283,520 203,210 1,459,858 — 1,459,858
Total departing Executive
Committee members 700,006 655,109 398,416 282,433 2,035,964 — 2,035,964
Total 8,341,720 9,879,882 4,334,281 4,894,480 27,450,363 8,584,710 36,035,073
(1) Represents accrued short-term variable compensation for the year 2022, which will be paid in 2023, after the publication of ABB's financial results.
Short-term variable compensation is linked to the targets and goals defined in each EC member's Annual Incentive Plan. Upon full achievement of these targets and goals, the short-term variable compensation of the EC members represents 100 percent of their respective base salary. Maria
Varsellona received a short-term variable compensation payment in March 2022 related to her termination period, in accordance with the contractual obligations of ABB.
(2) Other benefits mainly comprise payments related to social security, health insurance, children's education, transportation, tax advice and compensation for foregone dividends on replacement share grants and certain other items.
(3)
Prepared on an accrual basis.

(4) The estimated value of the share-based LTIP grants is based on the price of ABB shares on the grant date. On the day of vesting (April 25, 2025), the value of the share-based awards granted under the LTIP may vary from the above amounts due to changes in ABB's share price and the outcome of the performance factors.
(5) Payments totaling CHF 1,324,301 were made in 2022 on behalf of certain other former EC members, representing social security premium payments due on the 2019 LTIP vesting and tax advisory services for the period when they have been active EC members.

Compensation Exhibit 39: EC

compensation in 2021
Cash Compensation
Estimated
value of share-
based grants
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
Total current Executive
Committee members at
December 31, 2021 7,983,402 11,482,900 4,317,005 4,295,004 28,078,311 8,684,298 — 36,762,609
Sylvia Hill (EC member
until December 31, 2020)

730,004 661,380 478,254 524,799 2,394,437 — — 2,394,437
Total departing Executive
Committee members
(6)
730,004 661,380 478,254 524,799 2,394,437 — — 2,394,437
Total
8,713,406 12,144,280 4,795,259 4,819,803 30,472,748 8,684,298 — 39,157,046
(1) Represents accrued short-term variable compensation for the year 2021, which was paid in 2022, after the publication of ABB's financial results. Short-term variable compensation is linked to the targets and goals defined in each EC member's Annual Incentive Plan. Upon full achievement of these targets and goals, the short-term variable compensation of the EC members represents 100 percent of their respective base salary. Sylvia Hill received a short-term variable compensation payment in
December 2021 related to her termination period, in accordance with the contractual obligations of ABB.
(2) Other benefits mainly comprise payments related to social security, health insurance, children's education, transportation, tax advice and compensation for foregone dividends on replacement share grants and certain other items.
(3)
Prepared on an accrual basis.

(4) The estimated value of the share-based LTIP grants was based on the price of ABB shares on the grant date, adjusted for expected foregone dividends during the vesting period. On the day of vesting (April 26, 2024), the value of the share-based awards granted under the LTIP may vary from the above amounts due to changes in ABB's share price and the outcome of the performance factors.
(5) Payments totaling CHF 296,004 were made in 2021 on behalf of certain other former EC members, representing social security premium payments due on the 2018 LTIP vesting and tax advisory services for the period when they have been active EC members.
(6)
Ulrich Spiesshofer received non-compete payments for the period January 1, 2021, to April 30, 2021, and a vesting of the 2018 LTIP,

with related social security payments,
totaling to CHF 1,726,896.

Compensation Exhibit 40: LTIP

grants in 2022
Name
Reference
number of
shares under
the EPS
performance
factor of the
2022 launch

of the
LTIP
(1),(4)
Total
estimated
value of
share-based
grants under
the EPS
performance
factor of the
2022 launch
of the
LTIP
(2),(3)
Reference
number of
shares under
the TSR
performance
factor of the
2022 launch

of the
LTIP
(1),(4)
Total
estimated
value of
share-based
grants under
the TSR
performance
factor of the
2022 launch
of the
LTIP
(2),(3)
Reference
number of
shares under
the
sustainability
performance
factor of the

2022 launch
of the
LTIP
(1),(4)
Total
estimated
value of
share-based
grants under
the
sustainability
performance
factor of the

2022 launch
of the
LTIP
(2),(3)
Total number
of shares
granted
under the
2022 launch

of the
LTIP
(1),(2),(4)
Total
estimated
value of
share-based
grants under
the LTIP in
2022
(2),(3)
CHF CHF CHF CHF
Björn Rosengren (5) 42,743 1,205,627 25,646 723,353 17,098 482,274 85,487 2,411,254
Timo Ihamuotila 15,804 445,770 9,482 267,462 6,323 178,338 31,609 891,570
Carolina Granat

11,574 326,460 6,944 195,858 4,630 130,602 23,148 652,920
Andrea Antonelli (EC member as of
March 1, 2022) 16,762 472,797 10,057 283,667 6,706 189,131 33,525 945,595
Karin Lepasoon (EC member as of
October 1, 2022)
'(5)
9,578 270,153 5,747 162,075 3,832 108,108 19,157 540,336
Sami Atiya 13,250 373,728 7,950 224,231 5,301 149,526 26,501 747,485
Tarak Mehta '(5) 14,847 418,773 8,908 251,258 5,939 167,515 29,694 837,546
Peter Terwiesch
'(5)
13,250 373,728 7,950 224,231 5,301 149,526 26,501 747,485
Morten Wierod '(5) 14,368 405,259 8,620 243,156 5,748 162,104 28,736 810,519
Total Executive Committee
members at December 31, 2022 152,176 4,292,295 91,304 2,575,291 60,878 1,717,124 304,358 8,584,710
(1) Vesting date April 25, 2025.
(2) The reference number of shares of the EPS, TSR and sustainability performance factors are valued using the fair value of the ABB shares on the grant date.
(3) Default settlement of the final LTIP award is 100 percent in shares, with an automatic sell-to-cover in place for employees who are subject to withholding taxes. The plan foresees a maximum award of 200 percent of the number of reference shares granted based on the achievement against the predefined average EPS, relative TSR and sustainability performance targets. Participants are also entitled to receive a dividend equivalent payment at the time of vesting for each awarded share.
(4) The initial granted number of shares has been increased by 3.7 percent to reflect the impact of the Accelleron spin-off.
(5) In addition to the above awards, five members of the EC participated in the 19th launch of the ESAP in 2022, which will allow them to save over a 12-month period and, in
November 2023, use their savings to acquire ABB shares under the ESAP. Each EC member who participated in ESAP will, upon vesting, be entitled to acquire up to 360
ABB shares at an exercise price of CHF 27.99 per share.
Compensation Exhibit 41: LTIP

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
(2),(3)
Total number of
shares granted
under the 2021
launch

of the LTIP
(1),(2)
Total estimated
value of share-
based grants
under the LTIP in
2021
(2),(3)
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
(3) Default settlement of the final LTIP award is 100 percent in shares, with an automatic sell-to-cover in place for employees who are subject to withholding taxes. The plan foresees a maximum award of 200 percent of the number of reference shares granted based on the achievement against the predefined average EPS and relative TSR targets.
(4) In addition to the above awards, five members of the EC participated in the 18th launch of the ESAP in 2021, which allowed them to save over a 12-month period and, in November 2022, use their savings to acquire ABB shares under the ESAP. Each EC member who participated in ESAP was entitled to acquire up to 330 ABB shares at an exercise price of CHF 30.32 per share.

Compensation Exhibit 42: EC

shareholding overview at December

31, 2022
Total number
of shares

held at
December 31,
2022 Unvested at December 31, 2022
Reference
number of
shares
deliverable
under the
2020
performance
factors (EPS
and TSR) of
the LTIP (1)(2)
Reference
number of
shares
deliverable
under the
2021
performance
factors (EPS
and TSR) of
the LTIP (1)(2)
Reference
number of
shares
deliverable
under the
2022
performance
factors (EPS,
TSR,
Sustainabilit
y) of the
LTIP (1)(2)
Replacement
share grant
for foregone
benefits
from former
employer (2)(3)
Name
(vesting
2023)
(vesting
2024)
(vesting
2025)
(vesting
2023)
Björn Rosengren
94,597 136,589 99,450 85,487 19,604
Timo Ihamuotila
189,034 50,887 37,830 31,609 —
Carolina Granat
(4)
5,200 — 27,301 23,148 —
Andrea Antonelli (EC
member as of March 1,
2022) — — 7,021 33,525 —
Karin Lepasoon (EC
member as of October 1,
2022) — — — 19,157 —
Sami Atiya
90,473 42,852 31,201 26,501 —
Tarak Mehta
152,993 48,209 36,271 29,694 —
Peter Terwiesch
132,940 42,852 31,201 26,501 —
Morten Wierod
64,777 40,174 31,201 28,736 —
Total Executive
Committee members at
December 31, 2022 730,014 361,563 301,476 304,358 19,604
(1)
The final 2020 LTIP, 2021 LTIP

and 2022 LTIP awards will be settled 100 percent in shares, with an automatic sell-to-cover in place for employees who are subject to withholding taxes.
(2) Initial number of shares granted have been increased by 3.7 percent to reflect the impact of the spin-off of the Accelleron business.
(3) It is expected that the replacement share grants will be settled 65 percent in shares and 35 percent in cash. However, the participant has the possibility to elect to receive 100 percent of the vested award in shares.
(4) This includes 1,200 shares held by the spouse.

Compensation Exhibit 43: EC

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
Swedjemark (3)(5) 1,360 — 148,750 — 6,209 15,044 — —
Sami Atiya 51,472 — — 49,587 41,323 30,087 — —
Tarak Mehta 118,056 — — 44,422 46,488 34,976 — —
Peter Terwiesch 100,440 — — 41,323 41,323 30,087 — —
Morten Wierod
(6)
21,025 — — 36,158 38,740 30,087 — —
Total Executive
Committee members
at December 31, 2021 479,999 — 148,750 220,561 354,869 298,988 130,150 18,904
(1) The final 2019 LTIP award will be settled 65 percent in shares and 35 percent in cash. This applies to both performance factors (EPS and TSR). However, the participants have the possibility to elect to receive 100 percent of the vested award in shares. The final 2020 LTIP and 2021 LTIP awards will be settled 100 percent in shares, with an automatic sell-to-cover in place for employees who are subject to withholding taxes.
(2) It is expected that the replacement share grant will be settled 65 percent in shares and 35 percent in cash. However, the participant has the possibility to elect to receive
100 percent of the vested award in shares.
(3) This includes shares held by the spouse.
(4) Unvested share grants were forfeited as a result of the resignation provided and removed from the shareholding overview.
(5) In addition, his spouse holds unvested shares and options granted in connection with her role in the Company.
(6) The disclosed total number of shares held at December 31, 2021, was adjusted to reflect the correct year-end 2021 balance.

Compensation Exhibit 44: Targeted

and realized EC total compensation

in 2022
Target compensation (in

CHF)
Base salary
Pension
benefits
Other

benefits (1)
Target

short-term

incentive (2)
Grant fair
value of
2019 LTIP (3)
Grant fair
value of 2020
replacement
share grant (4)
Target total

variable

compensation
Target total

compensation
Björn Rosengren 1,770,840 762,478 963,201 1,785,000 n.a. 2,902,345 1,785,000 8,183,864
Timo Ihamuotila
986,672 527,648 707,152 990,000 836,661 n.a. 1,826,661 4,048,133
Carolina Granat
720,843 427,903 342,742 725,000 n.a. n.a. 725,000 2,216,488
Andrea Antonelli (EC member as of
March 1, 2022) 583,334 198,164 239,655 583,334 n.a. n.a. 583,334 1,604,487
Karin Lepasoon (EC member as of
October 1, 2022) 150,000 62,360 37,942 150,000 n.a. n.a. 150,000 400,302
Sami Atiya
800,009 487,247 618,172 800,000 845,459 n.a. 1,645,459 3,550,887
Tarak Mehta
930,009 513,481 576,171 930,000 757,396 n.a. 1,687,396 3,707,057
Peter Terwiesch
825,001 485,152 508,027 830,000 704,559 n.a. 1,534,559 3,352,739
Morten Wierod
875,006 471,432 512,244 900,000 616,494 n.a. 1,516,494 3,375,176
Total 7,641,714 3,935,865 4,505,306 7,693,334 3,760,569 2,902,345 11,453,903 30,439,133
Realized compensation (in CHF) Base salary
Pension
benefits
Other

benefits (1)(5)
Short-term
incentive
2022 (6)
Realized
value of
2019 LTIP (7)
Realized
value of 2020
replacement
share grant (8)
Total variable

compensation
Total

compensation
Björn Rosengren 1,770,840 762,478 988,084 2,142,000 n.a. 4,183,021 2,142,000 9,846,423
Timo Ihamuotila
986,672 527,648 720,953 1,188,000 1,680,963 n.a. 2,868,963 5,104,236
Carolina Granat
720,843 427,903 352,848 870,000 n.a. n.a. 870,000 2,371,594
Andrea Antonelli (EC member as of
March 1, 2022) 583,334 198,164 245,754 670,833 n.a. n.a. 670,833 1,698,085
Karin Lepasoon (EC member as of
October 1, 2022) 150,000 62,360 38,987 165,000 n.a. n.a. 165,000 416,347
Sami Atiya
800,009 487,247 599,994 539,200 1,698,657 n.a. 2,237,857 4,125,107
Tarak Mehta
930,009 513,481 604,563 1,337,340 1,521,691 n.a. 2,859,031 4,907,084
Peter Terwiesch
825,001 485,152 536,952 1,245,000 1,415,557 n.a. 2,660,557 4,507,662
Morten Wierod
875,006 471,432 523,912 1,067,400 1,238,619 n.a. 2,306,019 4,176,369
Total 7,641,714 3,935,865 4,612,047 9,224,773 7,555,487 4,183,021 16,780,260 37,152,907
Realized achievement level Base salary
Pension
benefits
Other

benefits (1)
Short-term
incentive (6)
Realized
value of
2019 LTIP

in % (7)
Realized
value of 2020
replacement
share grant

in % (8)
Total variable

compensation
Total

compensation
Björn Rosengren 100.0% 100.0% 102.6% 120.0% n.a. 144.1% 120.0% 120.3%
Timo Ihamuotila
100.0% 100.0% 102.0% 120.0% 200.9% n.a. 157.1% 126.1%
Carolina Granat
100.0% 100.0% 102.9% 120.0% n.a. n.a. 120.0% 107.0%
Andrea Antonelli (EC member as of
March 1, 2022) 100.0% 100.0% 102.5% 115.0% n.a. n.a. 115.0% 105.8%
Karin Lepasoon (EC member as of
October 1, 2022) 100.0% 100.0% 102.8% 110.0% n.a. n.a. 110.0% 104.0%
Sami Atiya
100.0% 100.0% 97.1% 67.4% 200.9% n.a. 136.0% 116.2%
Tarak Mehta
100.0% 100.0% 104.9% 143.8% 200.9% n.a. 169.4% 132.4%
Peter Terwiesch
100.0% 100.0% 105.7% 150.0% 200.9% n.a. 173.4% 134.4%
Morten Wierod
100.0% 100.0% 102.3% 118.6% 200.9% n.a. 152.1% 123.7%
Average 100.0% 100.0% 102.5% 118.3% 200.9% 144.1% 139.2% 118.9%
______________________
(1) Other benefits comprise payments related to social security, health insurance, children's education, transportation, tax advice and certain other items.
(2) Target short-term incentive corresponds to 100 percent of the latest applicable annual base salary
(3) Represents the 2019 LTIP grant date fair value as per May 16, 2019, as disclosed in our 2019 Annual Report.
(4) Represents the 2020 grant fair value related to the first tranche (out of two tranches) of the replacement share grant, as disclosed in our 2020 Annual Report.
(5) Differences between realized and target values due to higher social security payments related to AIP awards above target values.
(6) Represents accrued STI for the year 2022, which will be paid in 2023, after the publication of ABB's financial results. STI is linked to the targets and goals defined in each EC member's
Annual Incentive Plan.
(7) Valued at CHF 28.31, the closing price of the ABB share on the day of vesting.
(8) Valued at CHF 32.14, the closing price of the ABB share on the day of vesting.

—
Employees
A breakdown of our employees by

geographic region is as follows:
December 31, 2022 2021 2020
Europe

49,700 50,000 49,200
The Americas

26,400 25,600 27,600
Asia, Middle East and Africa

29,000 28,800 28,800
Total 105,100 104,400 105,600
The proportion of our employees

that are represented by labor

unions or are subject to collective bargaining
agreements varies based on the labor

practices of each country in which

we operate.
Item 7.

Major Shareholders and Related

Party Transactions
—
Major shareholders
At December 31, 2022, we had approximately

639,000 shareholders.

Approximately 404,000 were U.S.
holders, of which approximately 430

were record holders. Based on

the share register, U.S. holders
(including holders of ADSs) held

approximately 11 percent of the total share capital and

voting rights as
registered in the Commercial Register

on that date.
For information on major shareholders

see “Item 6. Directors, Senior Management

and Employees—
Shareholders—Significant

shareholders”.
—
Related party transactions
Affiliates and associates
In the normal course of our business,

we purchase products from,

sell products to and engage

in other
transactions with entities in which

we hold an equity interest.

The amounts involved in these

transactions are
not material to ABB Ltd. Prior to its

sale in December 2022 our most significant

equity method investment
was in Hitachi Energy Ltd (see “Note 4

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

for prosecution and
in December 2022 this matter was closed

without action by the DOJ

as part of the Kusile settlement.
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

Eskom
and the SIU relating to improper payments

and other compliance

issues associated with the Controls and
Instrumentation Contract, and its

Variation Orders for Units 1 and 2 at Kusile. We made a provision of
approximately $325 million,

which was recorded in Other income

(expense), net, during the

third quarter of
2022. In December 2022, ABB settled

with the SEC and DoJ as well

as the authorities in South

Africa and
Switzerland. The matter is still pending

with the authorities in Germany, but we do not believe that we will need to record any additional

provisions for this matter.
General
In addition, we are aware of proceedings,

or the threat of proceedings, against

us and others in respect of
private claims by customers and other

third parties with regard

to certain actual or alleged

anticompetitive
practices. Also, we are subject to other

claims and legal proceedings,

as well as investigations carried

out by
various law enforcement authorities.

With respect to the above-mentioned

claims, regulatory matters, and
any related proceedings, we will

bear the related costs including

costs necessary to resolve them.
Liabilities recognized
At December 31, 2022 and 2021,

we had aggregate liabilities

of $86 million and $104 million, respectively,
included in “Other provisions” and

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

from
its subsidiaries.
At December 31, 2022, the total unconsolidated

stockholders’ equity of ABB Ltd was

CHF 6,219 million,
including CHF 236 million

representing share capital, CHF 8,852 million

representing reserves and
CHF 2,869 million representing

a reduction of equity for treasury

shares. Of the reserves, CHF 2,869

million
relating to treasury shares and CHF

47 million representing 20

percent of share capital, at December

31,
2022, are restricted by law and not available

for distribution.
With respect to the years

ended December 31, 2018, 2019,

2020 and 2021, ABB Ltd paid

a dividend of
CHF 0.80 (USD 0.79) per share,

CHF 0.80 (USD 0.82) per

share, CHF 0.80 (USD 0.86) per share

and
CHF 0.82 (USD 0.88) per share,

respectively.

The USD amounts for each of

the foregoing dividend

payments
made in CHF have been translated using

the average rates of the months

in which the dividends were

paid.
With respect to the year ended December

31, 2022, ABB Ltd’s Board of Directors

has proposed to pay a
dividend of CHF 0.84 per share

to shareholders. The distribution

is subject to approval by shareholders

at
ABB Ltd’s 2023 Annual General Meeting

(AGM).
For further information on dividends

and dividend policy see “Item 6. Directors,

Senior Management and
Employees—Shareholders—Shareholders’

rights—Shareholders’

dividend rights”.
—
Significant changes
Except as otherwise described

in this Annual Report, there

has been no significant change

in our financial
position since December 31, 2022.
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

trading of our shares in 2022, 2021

and 2020.

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
December 31, 2018.
See “Item 16C. Principal Accountant

Fees and Services”

for information regarding

the fees paid to
KPMG AG.
Revision of Swiss Corporate Law
Swiss corporate law has been revised,

effective as of January 1, 2023. The

main objectives of the revision
are to strengthen shareholder

rights, improve corporate governance

and modernize corporate law

in general.
Swiss corporations are required

to amend their articles of incorporation

for compliance with the new law

by
the end of 2024 at the latest. ABB will

propose the necessary changes

to its Articles of Incorporation for
approval by shareholders

at its Annual General Meeting in

March 2023. These changes will

impact certain of
the above referred provisions

—
Material contracts
The following descriptions of the

material provisions of the

referenced agreements do not purport

to be
complete and are subject to, and qualified

in their entirety by reference

to, the agreements which have

been
filed as exhibits to this Annual Report.
Sale and Purchase agreement relating to the divestment of the Power Grids business
On December 17, 2018,

ABB Ltd (the Seller) entered into

a Sale and Purchase Agreement

with Hitachi Ltd
(the Purchaser) for the sale and

purchase of 80.1% of the

shares of ABB Management Holding

AG (or such
other entity as agreed between

the Seller and the Purchaser).

See Exhibit 4.6

to this Annual Report.
Revolving Credit Facilities
On December 16, 2019, ABB entered

into a syndicated $2 billion

five-year revolving credit facility with

the
right to extend for up to two additional

years in accordance with its terms. ABB amended

and restated its
facility on February 16, 2023,

for the purpose of addressing

the discontinuation of LIBOR. For a

description of
the facility, see “Item 5. Operating and Financial Review

and Prospects—Liquidity and Capital

Resources—
Credit Facility” and “Note 12 - Debt”

to our Consolidated Financial

Statements. See Exhibits

4.1 and 4.7 to
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

The notes due in 2017 and

2022 were repaid at maturity. In
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

of the Congo, Guinea, the Republic

of Guinea-Bissau, Haiti, the Islamic
Republic of Iran, the Republic

of Iraq, Lebanon, Libya, the

Republic of Mali, Myanmar (Burma),

Nicaragua,
the Democratic People's Republic

of Korea (North Korea), Somalia,

the Republic of South Sudan, Sudan,
Syria, Venezuela, Yemen, Zimbabwe, persons and organizations with connection to the late Osama bin
Laden, the “al Qaeda” group or

the Taliban,

certain persons connected

with the assassination of Rafik

Hariri
and sanctions in connection with

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

(including
dividends on liquidation

proceeds and stock dividends and

taxable income resulting from partial

liquidation)
are subject to a Swiss federal

withholding tax at a rate

of 35 percent unless such distribution

qualifies as a
tax-free reorganization under applicable

Swiss legislation. A repurchase of shares by

us for the purpose of a
capital reduction is defined as a partial

liquidation of the Company. In this case, the difference

between the
nominal value of the shares and their

repurchase price is qualified

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
distributions during 2022, provided

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
PFIC for the taxable year ended December

31, 2022, and does

not expect to be classified as a PFIC

for the
taxable year ending December

31, 2023. ABB’s status in the current

year and in future years will depend

on
its assets and activities in those years.

ABB has no reason to believe

that its assets or activities will

change in
a manner that would cause it to be

classified as a PFIC. However, as PFIC status

is a factual matter that
depends on, among other things,

the composition of the income

and assets, and the market value

of the
assets as reflected in market capitalization,

of ABB and its subsidiaries

that must be determined annually

at
the close of each taxable year, there can be no certainty

regarding ABB’s PFIC status in any particular

year
until the end of that year. Furthermore, because

the value of our gross assets

is likely to be determined in
large part by reference to our market

capitalization, a decline

in the value of our shares or ADSs

may result in
our becoming a PFIC. Accordingly, there can be no assurance

with respect to our status as a PFIC

for our
current taxable year or any future

taxable year. The remainder of this discussion assumes

that ABB will not
be classified as a PFIC. U.S. holders

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

The SEC maintains a website at
www.sec.gov

that contains reports,

including this Annual

Report and the exhibits thereto, and other
information regarding registrants

that file electronically with the SEC.

Our Annual Reports on Form 20-F,
reports on Form 6-K and other information

we submit to the SEC may be

accessed through this website.

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
ABB companies.

At December 31, 2022 and 2021,

the net fair value of financial

instruments with exposure to foreign

currency
rate movements was an asset of

$1,355 million and $2,048

million, respectively. The potential loss in fair
value of such financial instruments

from a hypothetical 10 percent

move in foreign exchange

rates against
our position would be approximately

$511 million and $367 million for December 31, 2022 and

2021,
respectively. The analysis reflects the aggregate adverse

foreign exchange impact associated

with
transaction exposures, as well

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
minimize the cost of capital.
At December 31, 2022 and 2021,

the net fair value of instruments

subject to Interest Rate Risk was

an asset
of $1,617 million and $2,320

million, respectively. The potential loss in fair value for

such instruments from a
hypothetical 100 basis points parallel

shift in interest rates against our position

(or a multiple of 100 basis
points where 100 basis points is less

than 10 percent of the interest rate)

would be approximately
$163 million and $270 million,

for December 31, 2022 and 2021,

respectively.
Equity Risk
Certain of our entities have equity

investments that expose

us to equity price risk. At December 31,

2022 and
2021, the net fair value of equity

risk sensitive instruments was an

asset of $15 million and

$29 million,
respectively. The potential loss in fair value of such

financial instruments from a hypothetical

10 percent move
in the underlying equity prices

against our position would

be approximately $4 million and

$13 million, for
December 31, 2022 and 2021, respectively.
Commodity Risk
We enter into commodity derivatives to

hedge certain of our raw material

exposures. At December 31, 2022
and 2021, the net fair value of commodity

derivatives was an asset of $1 million

and $1 million, respectively.
The potential loss in fair value

for such commodity hedging

derivatives from a hypothetical adverse
10 percent move against our position

in the underlying commodity

prices would be approximately

$10 million
and $11 million for December 31, 2022 and 2021, respectively. A portion of our commodity derivatives

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
In 2022, we received reimbursements

from Citibank N.A., the Depositary

Bank of our ADS program, of
approximately $7 million to help

cover costs related to our ADS program.

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

an
evaluation of our disclosure controls

and procedures (as defined

in Rule 13a-15(e) of the Exchange

Act) as of
December 31, 2022. Based on that evaluation,

management, including

the Chief Executive Officer and Chief
Financial Officer, has concluded that, as of December

31, 2022, our disclosure controls and procedures

were
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

as of
December 31, 2022. In making this assessment,

management used the criteria

established in Internal
Control—Integrated Framework issued

by the Committee of Sponsoring

Organizations of the Treadway
Commission (2013 framework). Based

on this assessment, management

has concluded that internal

control
over financial reporting was effective

as of December 31, 2022.
Report of the independent registered public accounting firm
KPMG’s opinion on the effectiveness of

the ABB Group’s internal control over

financial reporting as of
December 31, 2022, is included

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

in the ABB Group. Our Code

of Conduct is available on our website

in the
section “Corporate governance”

at
https://global.abb/group/en/about . ABB intends to satisfy any applicable disclosure requirement regarding

amendment to, or waiver from, a provision

of our Code of Conduct by
posting such information on our website

at the address and

location specified above.
Item 16C.

Principal Accountant Fees and

Services
The aggregate fees for services

rendered by
KPMG AG
,
Zurich, Switzerland

(PCAOB ID
3240
), along with
their respective affiliates for professional

services were as follows:

KPMG
($ in millions) 2022 2021
Audit Fees 36.6 34.5
Audit-Related Fees 8.6 13.0
Tax

Fees
0.4 0.5
Other Fees 0.1 0.1
Total 45.7 48.1
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

only by the ABB Group auditor such

as
pre-issuance reviews of quarterly

financial results (no such reviews

have been performed) and comfort letters
delivered to underwriters in connection

with debt and equity offerings. Included

in the 2022

audit fees were
approximately $2.8 million related

to audits

from 2021 and earlier,

which were not agreed until after we had
filed our annual report on Form 20-F with

the SEC on February 25, 2022. Included

in the 2021 audit fees
were approximately $4.7 million

related to audits from 2020

and earlier, which were not agreed until after we
had filed our annual report on

Form 20-F with the SEC on

February 26, 2021.
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

with this policy, all services
performed by and fees paid to KPMG

in 2022 and 2021 were approved

by the FACC.
Item 16D.

Exemptions from the

Listing Standards for Audit Committees
None
Item 16E.

Purchase of Equity Securities

by Issuer and Affiliated Purchasers
The following table sets out certain

information about purchases

of our own shares made by us

or on our
behalf or by affiliated purchasers:
Maximum approximate
Total number value of shares that
Total number Average price of shares purchased may yet be purchased of shares paid per share as part of publicly under the programs
2022
purchased
(1)
(in $) announced programs
(2)(3)
($ in millions)
January 1-31 13,861,000 36.51 9,761,000 1,922
February 1-28 18,895,000 34.35 12,895,000 1,479
March 1-31 12,282,500 32.93 8,782,500 —
April 1-30 16,927,000 31.66 15,177,000 2,520
May 1-31 9,676,000 29.49 8,626,000 2,265
June 1-30 11,099,000 28.02 10,049,000 1,984
July 1-31 9,564,000 27.06 8,514,000 1,754
August 1-31 4,706,000 29.51 3,606,000 1,648
September 1-30 4,064,000 27.23 3,664,000 1,548
October 1-31 3,526,000 26.16 3,526,000 1,456
November 1-30 3,603,000 30.25 3,603,000 1,347
December 1-31 3,191,000 30.87 3,191,000 1,248
Total 111,394,500 91,394,500
(1)

In 2022,

20 million

shares were

bought outside

of the publicly

announced

programs.

These share

purchases

were made

through open-
market transactions.

(2)

In March

2021, ABB

announced

a follow-up

share buyback

program of

up to $4.3

billion. This

buyback program,

which was

launched

in April
2021, was

executed

on a second

trading

line on the

SIX Swiss

Exchange

and ran

until ABB’s

Annual General

Meeting (AGM)

in March
2022. At the

2022 AGM,

shareholders

approved

the cancellation

of 88 million

shares which

had been purchased

under the

share buyback
programs

launched

in July 2020

and April

2021. The

cancellation

was completed

in the second

quarter of

2022.
(3)

In March

2022, ABB

announced

a new share

buyback program

of up to

$3 billion.

This program,

which was

launched

in April 2022,

is being
executed

on a second

trading

line on the

SIX Swiss

Exchange and

is planned

to run until

the March

2023 AGM.

At the 2023

AGM, ABB
intends to

request

shareholder

approval to

cancel

the shares

purchased

through this

new program

as well

as those shares

purchased

under
the program

launched

in April

2021 that

were not

proposed for

cancellation

at the 2022

AGM.
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
(1)

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
reference to Exhibit 4.6

to the Form 20-F filed by ABB

Ltd on March 28, 2019.
4.7
Amendment and restatement agreement dated February 16, 2023
, between ABB Ltd, certain
subsidiaries of ABB Ltd as original

borrowers, the mandated lead

arrangers,

the original lenders,
Citibank Europe PLC, UK Branch, as

facility agent and euro swingline

agent and Citibank, N.A. as
dollar swingline agent,

relating to the $2,000,000,000

Multicurrency Revolving Credit agreement
dated December 16, 2019 (incorporated

by reference to Exhibit 4.1 above).
(1)
8.1
Subsidiaries of ABB Ltd

as of December 31, 2022.
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
101.CAL Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE Inline XBRL Taxonomy Extension Presentation Linkbase Document
104
Cover Page Interactive Data

File (formatted as inline XBRL

and contained in Exhibit 101)
(1)
*

This document is being furnished

in accordance with SEC Release

Nos. 33-8212 and

34-74551.
(1)

Filed herewith

SIGNATURES
The registrant hereby certifies

that it meets all of the requirements

for filing on Form 20-F and that it
has duly caused and authorized

the undersigned to sign this Annual

Report

on its behalf.
ABB LTD
By: /s/ T
IMO
I
HAMUOTILA
Date: February 23, 2023 Name: Timo Ihamuotila
Title: Executive Vice President and
Chief Financial Officer
By: /s/ R
ICHARD
A. B
ROWN
Date: February 23, 2023 Name: Richard A. Brown
Title: Group Senior Vice President and
Chief Counsel Corporate & Finance

—
Index to Consolidated Financial Statements

and Schedules
Consolidated Financial Statements:
Report of management on internal control

over financial reporting
F-2
Reports of Independent Registered

Public Accounting Firm
F-3
Consolidated Income Statements

for the years ended December

31, 2022, 2021 and 2020
F-6
Consolidated Statements of Comprehensive

Income for the years ended December

31, 2022,
2021 and 2020 F-7
Consolidated Balance

Sheets as of December 31, 2022 and 2021
F-8
Consolidated Statements of Cash

Flows for the years ended

December 31, 2022, 2021 and 2020
F-9
Consolidated Statements of Changes

in Stockholders’

Equity for the years ended December

31,
2022, 2021 and 2020 F-10
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

(2013 framework). Based on

this assessment, management

has
concluded that ABB’s internal control

over financial reporting was effective

as of December 31, 2022.
KPMG AG,

the independent registered

public accounting firm who audited

the Company’s consolidated
financial statements included in

this Form 20-F, has issued an opinion on the effectiveness of ABB’s internal control over financial reporting

as of December 31, 2022,

which is included on page

F-5 of this Annual
Report.
/s/ B
JÖRN
R
OSENGREN
Chief Executive Officer
/s/ T
IMO
I
HAMUOTILA
Chief Financial Officer
Zurich, February 23, 2023

Report of Independent Registered

Public Accounting Firm
To

the Board of Directors and Stockholders of ABB Ltd
Opinion on the Consolidated

Financial Statements
We have audited the accompanying

consolidated balance sheets of

ABB Ltd and its subsidiaries

(the
Company) as of December 31, 2022

and 2021, the related consolidated

income statements, statements of
comprehensive income, cash flows and

changes in stockholders’

equity for each of the years in the
three-year period ended December

31, 2022, and the related notes (collectively, the consolidated financial
statements). In our opinion, the consolidated

financial statements present fairly, in all material respects,

the
financial position of the Company

as of December 31,

2022 and 2021, and the results of

its operations and its
cash flows for each of the years

in the three-year period ended

December 31, 2022, in conformity with

U.S.
generally accepted accounting

principles.
We also have audited, in accordance with

the standards of the Public Company

Accounting Oversight Board
(United States) (PCAOB), the Company’s

internal control over

financial reporting as of December 31,

2022,
based on criteria established

in Internal Control – Integrated Framework

(2013) issued by the Committee

of
Sponsoring Organizations of the

Treadway Commission, and our report dated

February 23, 2023, expressed
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
Revenue recognition for certain

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

31, 2022, the Company

reported $24,471 million of revenue

from
sales of products, a portion of which

related to long-term fixed price contracts.

We identified the evaluation of estimated

costs to complete related

to revenue recognition of certain

long-
term fixed price contracts using the percentage

of-completion method

of accounting as a critical audit matter.
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

As
discussed in Note 16, the Company

reported total unrecognized

tax benefits of $1,350 million, a portion

of
which related to transfer pricing.
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

to estimate the resolution of the

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
February 23, 2023

Report of Independent Registered

Public Accounting Firm
To

the Board of Directors and Stockholders of ABB Ltd
Opinion on Internal Control Over

Financial Reporting
We have audited ABB Ltd and its subsidiaries’

(the Company) internal control

over financial reporting as of
December 31, 2022, based on criteria

established in Internal

Control – Integrated Framework (2013)

issued
by the Committee of Sponsoring

Organizations of the Treadway Commission

(COSO). In our opinion, the
Company maintained, in all

material respects, effective internal

control over financial reporting

as of
December 31, 2022, based on criteria

established in Internal

Control – Integrated Framework (2013)

issued
by COSO.
We also have audited, in accordance with

the standards of the Public Company

Accounting Oversight Board
(United States) (PCAOB), the

consolidated balance

sheets of the Company as of December 31,

2022 and
2021, the related consolidated

income statements, statements of

comprehensive income, cash

flows and
changes in stockholders’ equity

for each of the years in the three-year

period ended December

31, 2022, and
the related notes (collectively, the consolidated financial

statements), and our report dated

February 23,
2023, expressed an unqualified

opinion on those consolidated financial

statements.
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
February 23, 2023

―
ABB Ltd Consolidated Income Statements
Year ended December

31 ($ in millions, except per

share data in $)
2022 2021 2020
Sales of products

24,471
23,745
21,214
Sales of services and other
4,975
5,200
4,920
Total revenues
29,446
28,945
26,134
Cost of sales of products

(16,804)
(16,364)
(15,229)
Cost of services and other
(2,932)
(3,114)
(3,027)
Total cost of sales
(19,736)
(19,478)
(18,256)
Gross profit
9,710
9,467
7,878
Selling, general and administrative

expenses

(5,132)
(5,162)
(4,895)
Non-order related research

and development expenses

(1,166)
(1,219)
(1,127)
Impairment of goodwill
—
—
(311)
Other income (expense),

net

(75)
2,632
48
Income from operations
3,337
5,718
1,593
Interest and dividend income

72
51
51
Interest and other finance

expense

(130)
(148)
(240)
Losses from extinguishment

of debt
—
—
(162)
Non-operational pension

(cost) credit
115
166
(401)
Income from continuing

operations before

taxes
3,394
5,787
841
Income tax expense
(757)
(1,057)
(496)
Income from continuing

operations, net of

tax
2,637
4,730
345
Income (loss) from discontinued

operations, net of

tax

(43)
(80)
4,860
Net income
2,594
4,650
5,205
Net income attributable

to noncontrolling
interests and redeemable

noncontrolling interests
(119)
(104)
(59)
Net income attributable

to ABB
2,475
4,546
5,146
Amounts attributable

to ABB shareholders:
Income from continuing

operations, net of

tax

2,517
4,625
294
Income (loss) from discontinued

operations, net of

tax

(42)
(79)
4,852
Net income

2,475
4,546
5,146
Basic earnings per share

attributable to ABB

shareholders:
Income from continuing

operations, net of

tax

1.33
2.31
0.14
Income (loss) from discontinued

operations, net of

tax

(0.02)
(0.04)
2.30
Net income

1.30
2.27
2.44
Diluted earnings per share

attributable to ABB

shareholders:
Income from continuing

operations, net of

tax

1.32
2.29
0.14
Income (loss) from discontinued

operations, net of

tax

(0.02)
(0.04)
2.29
Net income

1.30
2.25
2.43
Weighted-average number

of shares outstanding

(in millions) used to
compute:
Basic earnings per share

attributable to ABB

shareholders

1,899
2,001
2,111
Diluted earnings per share

attributable to ABB

shareholders

1,910
2,019
2,119
Due to rounding, numbers presented may not add to the totals provided.
See accompanying Notes to the

Consolidated Financial Statements

―
ABB Ltd Consolidated Statements of Comprehensive Income
Year ended December

31 ($ in millions)
2022 2021 2020
Net income
2,594
4,650
5,205
Other comprehensive

income (loss), net of

tax:
Foreign currency translation

adjustments:
Foreign currency translation

adjustments

(685)
(521)
498
Net loss on complete

or substantially complete
liquidations of foreign subsidiaries
5
—
—
Changes attributable

to divestments
41
(9)
519
Foreign currency translation

adjustments
(639)
(530)
1,017
Available-for-sale securities:
Net unrealized gains (losses)

arising during the year

(23)
(10)
24
Reclassification adjustments

for net (gains) losses

included in net income

2
(5)
(14)
Changes attributable

to divestments
—
—
(3)
Unrealized gains (losses)

on available-for-sale

securities
(21)
(15)
7
Pension and other postretirement

plans:
Prior service credits

arising during the year

—
—
43
Net actuarial gains

(losses) arising during

the year

226
411
(200)
Amortization of prior service

credit included in net

income

(16)
(14)
(11)
Amortization of net actuarial

loss included in net

income

44
69
88
Net losses from settlements

and curtailments included

in net income

9
7
518
Changes attributable

to divestments
(8)
(6)
151
Pension and other postretirement

plan adjustments
255
467
589
Derivative instruments

and hedges:
Net unrealized gains (losses)

arising during the year
(12)
8
2
Reclassification adjustments

for net (gains) losses

included in net income

12
(13)
—
Changes in derivative

instruments and hedges
—
(5)
2
Total other comprehensive income

(loss), net of tax
(405)
(83)
1,615
Total comprehensive income, net

of tax
2,189
4,567
6,820
Total

comprehensive

(income) loss attributable

to noncontrolling interests

and
redeemable noncontrolling

interests, net of

tax
(87)
(108)
(86)
Total comprehensive income attributable

to ABB, net of tax
2,102
4,459
6,734
Due to rounding, numbers presented may not add to the totals provided.

See accompanying Notes to the

Consolidated Financial Statements

―
ABB Ltd Consolidated Balance Sheets
December 31 ($ in millions,

except share data)
2022 2021
Cash and equivalents

4,156
4,159
Restricted cash
18
30
Marketable securities and

short-term investments

725
1,170
Receivables, net

6,858
6,551
Contract assets
954
990
Inventories, net

6,028
4,880
Prepaid expenses

230
206
Other current assets

505
573
Current assets held for

sale and in discontinued

operations
96
136
Total current assets
19,570
18,695
Restricted cash, non-current

—
300
Property, plant and equipment, net

3,911
4,045
Operating lease right-of-use

assets
841
895
Investments in equity-accounted

companies

130
1,670
Prepaid pension and other

employee benefits

916
892
Intangible assets, net

1,406
1,561
Goodwill

10,511
10,482
Deferred taxes

1,396
1,177
Other non-current assets

467
543
Total assets
39,148
40,260
Accounts payable, trade

4,904
4,921
Contract liabilities
2,216
1,894
Short-term debt and current

maturities of long-term

debt

2,535
1,384
Current operating leases
220
230
Provisions for warranties

1,028
1,005
Other provisions

1,171
1,386
Other current liabilities

4,323
4,367
Current liabilities held

for sale and in discontinued

operations
132
381
Total current liabilities
16,529
15,568
Long-term debt

5,143
4,177
Non-current operating leases
651
689
Pension and other employee

benefits

719
1,025
Deferred taxes

729
685
Other non-current liabilities

2,085
2,116
Non-current liabilities

held for sale and in discontinued

operations
20
43
Total liabilities
25,876
24,303
Commitments and contingencies
nil nil
Redeemable noncontrolling

interest
85
—
Stockholders’ equity:
Common stock, CHF
0.12

par value
(
1,965

million and
2,053

million shares issued

at December 31, 2022

and 2021, respectively)
171
178
Additional paid-in capital
141
22
Retained earnings

20,082
22,477
Accumulated other comprehensive

loss

(4,556)
(4,088)
Treasury stock, at cost
(
100

million and
95

million shares at December

31, 2022 and

2021, respectively)
(3,061)
(3,010)
Total ABB stockholders’ equity
12,777
15,579
Noncontrolling interests

410
378
Total stockholders’ equity
13,187
15,957
Total liabilities and stockholders’

equity
39,148
40,260
Due to rounding, numbers presented may not add to the totals provided.

See accompanying Notes to the

Consolidated Financial Statements

―
ABB Ltd Consolidated Statements of Cash Flows
Year ended December

31 ($ in millions)
2022 2021 2020
Operating activities:
Net income

2,594
4,650
5,205
Loss (income) from discontinued operations, net of tax
43
80
(4,860)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization

814
893
915
Impairment of goodwill
—
—
311
Changes in fair values of investments
(33)
(123)
(99)
Pension and other employee benefits

(125)
(216)
50
Deferred taxes

(344)
(289)
(280)
Losses from extinguishment of debt
—
—
162
Loss from equity-accounted companies
102
100
66
Net loss (gain) from derivatives and foreign exchange
(23)
49
(2)
Net gain from sale of property,

plant and equipment
(84)
(38)
(37)
Net loss (gain) from sale of businesses

7
(2,193)
2
Other

66
117
90
Changes in operating assets and liabilities:
Trade receivables, net

(831)
(142)
(100)
Contract assets and liabilities
416
29
186
Inventories, net

(1,599)
(771)
196
Accounts payable, trade
395
659
(13)
Accrued liabilities

136
454
(92)
Provisions, net

(70)
(48)
243
Income taxes payable and receivable

(94)
117
(76)
Other assets and liabilities, net

(36)
10
8
Net cash provided by operating activities — continuing

operations
1,334
3,338
1,875
Net cash used in operating activities — discontinued operations
(47)
(8)
(182)
Net cash provided by operating activities
1,287
3,330
1,693
Investing activities:
Purchases of investments
(321)
(1,528)
(5,933)
Purchases of property, plant and

equipment and intangible assets

(762)
(820)
(694)
Acquisition of businesses (net of cash acquired) and increases in cost-

and equity-accounted companies

(288)
(241)
(121)
Proceeds from sales of investments
697
2,272
4,341
Proceeds from maturity of investments
73
81
11
Proceeds from sales of property,

plant and equipment

127
93
114
Proceeds from sales of businesses (net of transaction costs

and cash disposed) and
cost-

and equity-accounted companies

1,541
2,958
(136)
Net cash from settlement of foreign currency derivatives
(166)
(121)
138
Changes in loans receivable, net

320
(19)
(3)
Other investing activities

(14)
(4)
11
Net cash provided by (used in) investing activities — continuing operations
1,207
2,671
(2,272)
Net cash provided by (used in) investing activities — discontinued

operations
(226)
(364)
9,032
Net cash provided by investing activities
981
2,307
6,760
Financing activities:
Net changes in debt with maturities of 90 days or less

1,366
(83)
(587)
Increase in debt

3,849
1,400
343
Repayment of debt

(2,703)
(1,538)
(3,459)
Delivery of shares

394
826
412
Purchase of treasury stock

(3,553)
(3,708)
(3,048)
Dividends paid

(1,698)
(1,726)
(1,736)
Cash associated with the spin-off of the Turbocharging

Division
(172)
—
—
Dividends paid to noncontrolling shareholders

(99)
(98)
(82)
Proceeds from issuance of subsidiary shares
216
—
—
Other financing activities

6
(41)
(49)
Net cash used in financing activities — continuing

operations
(2,394)
(4,968)
(8,206)
Net cash provided by financing activities — discontinued

operations
—
—
31
Net cash used in financing activities
(2,394)
(4,968)
(8,175)
Effects of exchange rate changes on cash and equivalents

and restricted cash
(189)
(81)
79
Net change in cash and equivalents and restricted cash
(315)
588
357
Cash and equivalents and restricted cash, beginning of period

4,489
3,901
3,544
Cash and equivalents and restricted cash, end of period

4,174
4,489
3,901
Supplementary disclosure of cash flow information:
Interest paid

90
132
189
Income taxes paid

1,188
1,292
905
Due to rounding, numbers presented may not add to the totals provided.
See accompanying Notes to the

Consolidated Financial Statements

―
ABB Ltd Consolidated Statements of Changes in Stockholders’ Equity
Accumulated

Additional other Total ABB Non- Total
Years ended December 31, 2022, 2021 and 2020 Common paid-in Retained comprehensive Treasury stockholders’ controlling stockholders’
($ in millions) stock capital earnings loss stock equity interests equity
Balance at January 1, 2020
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
Call options
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
(57)
55
(2)
Dividends to noncontrolling shareholders
—
(98)
(98)
Dividends to shareholders
(1,730)
(1,730)
(1,730)
Cancellation of treasury shares
(10)
(17)
(3,130)
3,157
—
—
Share-based payment arrangements
60
60
60
Purchase of treasury stock
(3,682)
(3,682)
(3,682)
Delivery of shares
(84)
(136)
1,046
826
826
Other
16
16
16
Balance at December 31, 2021
178
22
22,477
(4,088)
(3,010)
15,579
378
15,957
Net income
(1)
2,475
2,475
124
2,599
Foreign currency translation

adjustments, net of tax
(608)
(608)
(31)
(639)
Effect of change in fair value of

available-for-sale securities, net of tax
(21)
(21)
(21)
Unrecognized income (expense)
related to pensions and other

postretirement plans, net of tax
256
256
(1)
255
Change in derivative instruments
and hedges, net of tax
—
—
—
Issuance of subsidiary shares
120
120
86
206
Other changes in noncontrolling interests
10
10
(34)
(24)
Dividends to noncontrolling shareholders
—
(100)
(100)
Dividends to shareholders
(1,700)
(1,700)
(1,700)
Spin-off of the Turbocharging Division
(177)
(95)
(272)
(12)
(284)
Cancellation of treasury shares
(8)
(4)
(2,864)
2,876
—
—
Share-based payment arrangements
42
42
42
Purchase of treasury stock
(3,502)
(3,502)
(3,502)
Delivery of shares
(51)
(130)
575
394
394
Other
2
2
2
Balance at December 31, 2022
171
141
20,082
(4,556)
(3,061)
12,777
410
13,187
(1) Amounts attributable to noncontrolling interests in 2022 exclude net losses of $
5

million related to redeemable noncontrolling interests, which are reported in the mezzanine equity section on
the Consolidated Balance Sheets. See Note 4 for details.
Due to rounding, numbers presented may not add to the totals provided.
See accompanying Notes to the Consolidated Financial Statements

—
Note 1
The Company
ABB Ltd and its subsidiaries (collectively, the Company) together form a technology leader in

electrification
and automation, enabling a more

sustainable and resource-efficient future.

The Company’s solutions connect
engineering know-how and

software to optimize how things

are manufactured, moved, powered

and
operated.
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
provided. The par value of capital

stock is denominated in Swiss francs
.
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
“Accumulated other comprehensive

loss”. Exchange gains

and losses are recognized in earnings

and
classified in the line item consistent

with the underlying transaction

or item.
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

in determining the initial

fair value of retained noncontrolling
interests and certain obligations

in connection with divestments.
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
‑
term investments”,
however,

any marketable securities held as

a long
‑
term investment rather than as

an investment of excess
liquidity are classified as “Other

non
‑
current assets”. Marketable

equity securities are measured at

fair value
with fair value changes reported in

net income. Fair value changes

for marketable equity securities are
generally reported in “Interest and other

finance expense”,

however,

fair value changes for certain marketable
equity securities classified as long-term

investments are reported in

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

using the
straight
‑
line

method. The estimated useful lives

of the assets are generally

as follows:
•

factories and office buildings:
30

to
40

years,
•

other facilities:
15

years,
•

machinery and equipment:
3

to
15

years,
•

furniture and office equipment:
3

to
8

years, and
•

leasehold improvements are

depreciated over their estimated

useful life or, for operating leases,
over the lease term, if shorter.
Goodwill and intangible assets
Goodwill is reviewed for impairment

annually as of October 1, or more

frequently if events or circumstances
indicate that the carrying value

may not be recoverable.
Goodwill is evaluated for impairment

at the reporting unit level. A

reporting unit is an operating segment

or
one level below an operating

segment. For the annual impairment reviews

performed in 2022

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

estate, vehicles,

machinery and equipment.
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
5 years
. The exercise of lease renewal

options is at the Company’s discretion.

Renewal periods
are included in the expected lease

term if they are reasonably

certain of being exercised by the Company.
Certain leases also include

options to purchase the leased property. None of the Company’s lease agreements contain material residual

value guarantees or material restrictions

or covenants.

Long-term leases (leases with terms

greater than
12 months
) are recorded in the Consolidated

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
12 months

or less and where it is reasonably

certain
that the identified asset will not be leased

for a term greater than
12 months
) are not recorded in the
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

(using observable market data for

identical
or similar assets and liabilities), the income

approach (discounted cash flow method)

and the cost approach
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
Pensions and other postretirement

benefits
The Company has a number of defined

benefit pension plans, defined

contribution pension plans

and
termination indemnity plans.

For plans accounted for as a defined

benefit pension plan, the Company
recognizes an asset for such a plan’s overfunded

status or a liability for such

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
base of assets and liabilities,

as well as uncertain tax positions

and valuation allowances on

acquired
deferred tax assets assumed in

connection with a business

combination,

are initially estimated as of

the
acquisition date based on facts and circumstances

that existed at the acquisition

date. Changes in deferred
taxes, uncertain tax positions and valuation

allowances on acquired

deferred tax assets that occur after

the
measurement period are recognized

in income.
Estimated fair values of acquired assets

and liabilities are subject to

change within the measurement period
(a period of up to 12 months after

the acquisition date during

which the acquirer may adjust the provisional
acquisition amounts) with any adjustments

to the preliminary estimates

being recorded to goodwill.
New accounting pronouncements
Applicable for current period
Business Combinations — Accounting

for contract assets and contract liabilities

from contracts with
customers
In January 2022, the Company early

adopted a new accounting

standard update, which provides

guidance
on the accounting for revenue contracts

acquired in a business combination.

The update requires contract
assets and liabilities acquired

in a business combination to be recognized

and measured at the date of
acquisition in accordance

with the principles for recognizing

revenues from contracts with customers.

The
Company has applied this accounting

standard update prospectively starting

with acquisitions closing after
January 1, 2022.
Disclosures about

government assistance
In January 2022, the Company adopted

a new accounting standard

update, which requires entities

to
disclose certain types of government

assistance. Under the update,

the Company is required to annually
disclose (i) the type of the assistance

received, including any significant

terms and conditions, (ii) its related
accounting policy, and (iii) the effect such transactions have on its financial statements. The Company

has
applied this accounting standard

update prospectively. This update does not have a

significant impact on the
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

with clarifications outlined
in subsequent updates issued

during January 2021 and December

2022, can be adopted and applied

no
later than December 31, 2024, with early

adoption permitted. The Company

expects to adopt this update
during the second half of 2023 and

does not expect this update

to have a significant impact on

its
Consolidated Financial

Statements.
Disclosure about supplier

finance program obligations
In September 2022, an accounting

standard update was issued

which requires entities to disclose

information
related to supplier finance programs.

Under the update, the Company

is required to annually

disclose (i) the
key terms of the program, (ii) the amount

of the supplier finance obligations

outstanding and where those
obligations are presented

in the balance sheet at the reporting

date, and (iii) a rollforward of the supplier
finance obligation program

within the reporting period. This update

is effective for the Company
retrospectively for all in-scope transactions

for annual periods beginning

January 1, 2023, with the exception
of the rollforward disclosures, which

are effective prospectively for annual

periods beginning

January 1, 2024,
with early adoption permitted.

The Company does not

expect this update to have a significant

impact on its
Consolidated Financial

Statements. The total outstanding supplier

finance obligation included

in “Accounts
payable, trade” in the Consolidated

Balance Sheet at December 31, 2022

amounted to $
477

million
.

—
Note 3
Discontinued operations
Divestment of the Power Grids business
On July 1, 2020, the Company completed

the sale of
80.1

percent of its Power Grids business

to Hitachi Ltd
(Hitachi). The transaction was executed

through the sale of
80.1

percent of the shares of Hitachi

Energy Ltd,
formerly Hitachi ABB Power Grids Ltd

(Hitachi Energy). Cash consideration

received at the closing date was
$
9,241

million net of cash disposed.

Further, for accounting purposes, the
19.9

percent ownership interest
retained by the Company was deemed

to have been both divested and

reacquired at its fair value on July

1,
2020. The Company also obtained

a put option,

exercisable with three-months’

notice commencing in April
2023.

The combined fair value of the retained

investment and the related put option

amounted to
$
1,779

million and was recorded as

both an equity-method investment and

as part of the proceeds

for the
sale of the entire Power Grids business

(see Note 4).
In connection with the divestment,

the Company recorded liabilities

in discontinued operations

for estimated
future costs and other cash payments

of $
487

million for various contractual

items relating to the sale of

the
business,

including required

future cost reimbursements payable to Hitachi

Energy,

costs to be incurred by
the Company for the direct benefit

of Hitachi Energy and an

amount due to Hitachi in connection

with the
expected purchase price finalization

of the closing debt and working

capital balances. In October 2021,

the
Company and Hitachi concluded

an agreement to settle the various amounts

owed by the Company. The net
difference between the agreed amounts

and the amounts

initially estimated by the Company

was recorded in
2021 in discontinued operations

as an adjustment to “Net gain recognized

on sale of the Power Grids
business”

in the table below.

During 2022, 2021 and 2020,

total cash payments (including

the amounts paid
under the settlement agreement) of

$
102

million, $
364

million and $
33

million, respectively, were made in
connection with these liabilities.

At December 31, 2022, the remaining

amount recorded was $
53

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

million and in 2022 such

adjustments reduced the gain by a

further
$
10

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

terms, the TSAs will continue
for up to
3

years, and can only be extended

on an exceptional basis

for business-critical services for an
additional period which is reasonably

necessary to avoid a material adverse impact

on the business. In 2022,
2021

and 2020, the Company recognized

within its continuing operations,

general and administrative
expenses incurred to perform the

TSAs, offset by $
162

million, $
173

million and $
91

million, respectively, in
TSA-related income for such services

that is reported in Other income (expense),

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
($ in millions) 2022 2021 2020
Total revenues

—
—
4,008
Total

cost of sales

—
—
(3,058)
Gross profit
—
—
950
Expenses

(38)
(18)
(808)
Change to net gain recognized

on sale of the Power

Grids business
(10)
(65)
5,141
Income (loss) from operations
(48)
(83)
5,282
Net interest income (expense)

and other finance expense

—
2
(5)
Non-operational pension

(cost) credit
—
—
(94)
Income (loss) from discontinued

operations before

taxes
(48)
(81)
5,182
Income tax
5
1
(322)
Income (loss) from discontinued

operations, net of

tax

(43)
(80)
4,860
Of the total Income (loss) from discontinued

operations before taxes in

the table above, $
(47)

million,
$
(80)

million and $
5,170

million in 2022, 2021 and 2020, respectively, are attributable to the Company, while
the remainder is attributable

to noncontrolling interests.
Until the date of the divestment,

Income (loss) from discontinued

operations before taxes excluded

stranded
costs which were previously able

to be allocated to the Power

Grids operating segment. As a result,
$
40

million in 2020 of allocated

overhead and other management

costs which were previously included

in the
measure of segment profit for

the Power Grids operating segment

are now reported as part of Corporate

and
Other. In the table above, Net interest income (expense)

and other finance expense in 2020

includes
$
20

million of interest expense which

has been recorded on an allocated

basis in accordance with the
Company’s accounting policy election

until the divestment date.

Included in the reported Total revenues of the Company for 2020 are revenues for sales from the Company’s
operating segments to the Power

Grids business of $
108

million which represent intercompany

transactions
that, prior to Power Grids being classified

as a discontinued operation,

were eliminated in the Company’s
Consolidated Financial

Statements (see Note 23). Subsequent

to the divestment, sales to Hitachi

Energy are
reported as third-party revenues.
In addition, the Company also has

retained obligations (primarily

for environmental and taxes) related

to other
businesses disposed or otherwise

exited that qualified as discontinued

operations. Changes to these retained
obligations are also included

in Income (loss) from discontinued

operations, net of tax, above.
The major components of assets and

liabilities held for sale and

in discontinued operations

in the Company’s
Consolidated Balance

Sheets are summarized as follows:
December 31, 2022 ($ in millions) 2022 (1) 2021 (1)
Receivables, net

92
131
Other current assets

4
5
Current assets held

for sale and in discontinued

operations
96
136
Accounts payable, trade

44
71
Other liabilities

88
310
Current liabilities held

for sale and in discontinued

operations
132
381
Other non-current liabilities

20
43
Non-current liabilities held

for sale and in discontinued

operations
20
43
(1)

At December

31, 2022

and 2021,

the balances

reported

as held for

sale and

in discontinued

operations

pertain to

Power Grids

activities

and
other obligations

which will

remain with

the Company

until such

time as the

obligation

is settled

or the activities

are fully

wound down
.
—
Note 4
Acquisitions, divestments and equity-accounted companies
Acquisitions

of controlling interests
Acquisitions of controlling interests were

as follows:
($ in millions, except number

of acquired businesses)
2022 2021 2020
Purchase price for acquisitions

(net of cash acquired)
(1)
195
212
79
Aggregate excess of purchase

price over fair value

of net assets acquired
(2)
229
161
92
Number of acquired businesses

5
2
3
(1)

Excluding

changes

in cost-

and equity-accounted

companies.
(2)

Recorded

as goodwill

(see Note

11).
In the table above, the “Purchase

price for acquisitions” and

“Aggregate excess of purchase price

over fair
value of net assets acquired” amounts

for 2022, relate primarily

to the acquisition of InCharge Energy, Inc.
(In-Charge) and in 2021, relate primarily

to the acquisition of ASTI Mobile

Robotics Group SL (ASTI).

In 2020,
there were no significant acquisitions.
Acquisitions of controlling interests have

been accounted for under

the acquisition method and have

been
included in the Company’s Consolidated

Financial Statements since the date of

acquisition.

On January 26, 2022, the Company increased

its ownership in In-Charge

to a
60

percent controlling interest
through a stock purchase agreement.

In-Charge is headquartered in

Santa Monica, USA, and is a provider

of
turn-key commercial electric vehicle

charging hardware and

software solutions. The resulting

cash outflows
for the Company amounted to $
134

million (net of cash acquired

of $
4

million). The acquisition expands

the
market presence of the E-mobility Division

of its Electrification operating

segment, particularly in the North
American market. In connection

with the acquisition, the

Company’s pre-existing
13.2

percent ownership of
In-Charge was revalued to fair

value and a gain of $
32

million was recorded in Other income

(expense), net.
The Company entered into an agreement

with the remaining

noncontrolling shareholders allowing

either party
to put or call the remaining
40

percent of the shares until

2027. The amount for which either party

can
exercise their option is dependent

on a formula based on revenues

and thus, the amount is subject to
change. As a result of this agreement,

the noncontrolling interest is

classified as Redeemable

noncontrolling
interest (i.e. mezzanine equity) in

the Consolidated Balance

Sheets and was initially recognized

at fair value.
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
Business divestments and spin-offs
On September 7, 2022, the shareholders

approved the spin-off of the Company’s

Turbocharging Division into
an independent, publicly traded

company, Accelleron Industries AG (Accelleron), which

was completed
through the distribution of common

stock of Accelleron to the stockholders

of ABB on October 3, 2022. As a
result of the spin-off of this Division, the Company

distributed net assets

of $
272

million, net of amounts
attributable to noncontrolling

interests of $
12

million, which was reflected as a

reduction in Retained earnings.
In addition, total accumulated comprehensive

income of $
95

million, including the cumulative

translation
adjustment,

was reclassified to Retained

earnings. Cash and cash

equivalents distributed with Accelleron
was $
172

million.

The results of operations of the

Turbocharging Division,

are included in the continuing

operations of the
Process Automation operating

segment for all periods presented

through to the spin-off date. In 2022, 2021
and 2020 Income continuing

operations before taxes, included

income of $
134

million, $
186

million and
$
139

million, respectively, from this Division. In anticipation of the spin-off, the Company granted to a
subsidiary of Accelleron access

to funds in the form of a short-term

intercompany loan. At the spin-off

date,
this loan, having a principal

amount of
300

million Swiss francs ($
306

million at the date of spin-off), was due
to the Company and subsequently collected

in October 2022.
In 2021, the Company received

proceeds (net of transaction

costs and cash disposed) of $
2,958

million,
relating to divestments of consolidated

businesses and recorded

gains of $
2,193

million in Other income
(expense), net on the sales of such

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

In 2021

and 2020 Income from
continuing operations before

taxes, included net income of $
115

million and $
96

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
Other income (expense), net,

representing the excess

of the carrying value,

which includes a loss of
$
99

million arising from the cumulative translation

adjustment, over the estimated

fair value of this business.
In 2020, a further loss of $
33

million was recorded in Other

income (expense), net for changes in

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
Including the above loss of $
33

million in 2020, Income from

continuing operations before

taxes includes net
losses of $
63

million, from the solar inverters

business.
Investments in equity-accounted companies
In connection with the divestment of

its Power Grids business

to Hitachi in 2020 (see Note 3), the Company
retained a
19.9

percent interest in the business.

For accounting purposes

the
19.9

percent interest was
deemed to have been both divested

and reacquired, with a fair

value at the transaction date of $
1,661

million.
The fair value was based on a discounted

cash flow model considering

the expected results of the future
business operations of Hitachi Energy

and using relevant market inputs

including a risk-adjusted weighted-
average cost of capital.

The Company also obtained an

option, exercisable with

three-months’

notice commencing April

2023,
granting it the right to require Hitachi

to purchase this investment at

fair value, subject to a minimum floor
price equivalent to a
10

percent discount compared

to the price paid for the initial
80.1

percent. This option
was initially valued at $
118

million using a standard option

pricing model with inputs considering

the nature of
the investment and the expected period

until option exercise. As

this option is not separable

from the
investment the value has been

combined with the value

of the underlying investment and

is accounted for
together. Hitachi also received a call option requiring

the Company to sell the remaining
19.9

percent interest
in Hitachi Energy at any time at a price

consistent with what was paid

by Hitachi to acquire the initial
80.1

percent or at fair value, if higher.
In September 2022, the Company and

Hitachi agreed terms to sell

the Company’s remaining investment in
Hitachi Energy to Hitachi and simultaneously

settle certain outstanding

contractual obligations relating

to the
initial sale of the Power Grids business,

including certain indemnification

guarantees (see Note 15).

The sale
of the remaining investment was completed

in December 2022, resulting

in cash proceeds of $
1,552

million
and a gain of $
43

million which was recorded

in “Other income (expense), net”.

In July 2020, the Company concluded

that based on its continuing

involvement with the Power Grids
business, including the membership

in its governing board of directors,

it had significant influence

over
Hitachi Energy. As a result, the investment (including

the value of the option) was accounted

for using the
equity method through the date of its

sale in December 2022.

The difference between the initial

carrying value of the Company's

investment in Hitachi Energy at

fair value
and its proportionate share of the underlying

net assets created basis differences of $
8,570

million
($
1,705

million for the Company’s
19.9

percent ownership), which

were allocated as follows:
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

relationships
.
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

31, 2022, the
Company determined that
no

impairment of its equity-accounted

investments existed.
The carrying value of the Company’s investments

in equity-accounted companies

and respective percentage
of ownership is as follows:
Ownership as of
Carrying value at December

31,
($ in millions, except ownership

share in %)
December 31, 2021 2022 2021
Hitachi Energy Ltd
19.9%
—
1,609
Others
130
61
Total
130
1,670
In 2022, 2021 and 2020,

the Company recorded its share

of the earnings of investees accounted

for under
the equity method of accounting in

Other income (expense), net,

as follows:
($ in millions) 2022 2021 2020
Income (loss) from equity-accounted

companies, net

of taxes
(22)
38
29
Basis difference amortization

(net of deferred income

tax benefit)
(80)
(138)
(95)
Loss from equity-accounted

companies
(102)
(100)
(66)

—
Note 5
Cash and equivalents, marketable securities and short-term investments
Cash and equivalents and

marketable securities and short
‑
term investments consisted of

the following:
Marketable
securities
Gross Gross and
unrealized unrealized Cash and short-term
December 31, 2022 ($ in millions)
Cost basis gains losses Fair value equivalents investments
Changes in fair value

recorded in
net income
Cash

1,715
1,715
1,715
Time deposits

2,459
2,459
2,459
Equity securities
345
10
355
355
4,519
10
—
4,529
4,174
355
Changes in fair value

recorded in
other comprehensive

income
Debt securities available-for-sale:
—U.S. government obligations

269
1
(15)
255
255
—Other government obligations

58
58
58
—Corporate

64
(7)
57
57
391
1
(22)
370
—
370
Total
4,910
11
(22)
4,899
4,174
725
Of which:
—Restricted cash, current
18
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
Available-for-sale
December 31, 2022 ($ in millions) Cost basis Fair value
Less than one year

139
138
One to five years

157
148
Six to ten years

90
80
Due after ten years
4
4
Total
390
370
At December 31, 2022 and 2021,

the Company pledged $
69

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

Plan (MIP)

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

31,
($ in millions) 2022 2021 2020
Foreign exchange contracts

13,509
11,276
12,610
Embedded foreign exchange

derivatives

933
815
1,134
Cross-currency interest

rate swaps
855
906
—
Interest rate contracts

2,830
3,541
3,227
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

31,
Type of derivative Unit 2022 2021 2020
Copper

swaps

metric tonnes
29,281
36,017
39,390
Silver swaps

ounces
2,012,213
2,842,533
1,966,677
Aluminum swaps

metric tonnes
6,825
7,125
8,112
Equity derivatives
At December 31, 2022, 2021 and

2020, the Company held
8

million,
9

million and
22

million cash
‑ settled call
options indexed to ABB Ltd shares (conversion

ratio
5:1 ) with a total fair value of $
15

million, $
29

million and
$
21

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

the same line item and in the same
period as the underlying hedged

transaction affects earnings. In 2022, 2021 and

2020, there were
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
($ in millions) 2022 2021 2020
Gains (losses) recognized

in Interest and other

finance expense:
Interest rate contracts
Designated as fair value

hedges
(91)
(55)
11
Hedged item
93
56
(11)
Cross-currency
Designated as fair value

hedges
(134)
(37)
—
interest rate swaps Hedged item
135
34
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
Location 2022 2021 2020
Foreign exchange contracts

Total revenues
(56)
3
94
Total

cost of sales
21
(53)
—
SG&A expenses (1)
27
11
(11)
Non-order related research

and

development
—
(2)
(2)
Interest and other finance
expense
(128)
(173)
207
Embedded foreign exchange

contracts

Total revenues
(3)
(7)
(34)
Total

cost of sales
(11)
(2)
(1)
Commodity contracts

Total

cost of sales
(47)
78
56
Other Interest and other finance
expense
4
—
1
Total
(193)
(145)
310
(1)

SG&A expenses

represent

“Selling,

general and

administrative

expenses”.
The fair values of derivatives included

in the Consolidated Balance

Sheets were as follows:
Derivative assets Derivative liabilities
Current in Non-current Current in
Non-current
“Other in “Other “Other in “Other
current non-current current non-current
December 31, 2022 ($ in millions) assets” assets” liabilities” liabilities”
Derivatives designated as

hedging instruments:
Foreign exchange contracts

—
—
4
4
Interest rate contracts

—
—
5
57
Cross-currency interest

rate swaps
—
—
—
288
Cash-settled call options

15
—
—
—
Total
15
—
9
349
Derivatives not designated

as hedging instruments:
Foreign exchange contracts

140
21
80
5
Commodity contracts

13
—
12
—
Interest rate contracts

5
—
3
—
Embedded foreign exchange

derivatives

11
6
17
13
Total
169
27
112
18
Total fair value
184
27
121
367

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

Sheets at December 31, 2022 and 2021,

have
been presented on a gross basis.
The Company’s netting agreements and other

similar arrangements allow

net settlements under certain
conditions. At December 31, 2022

and 2021, information related

to these offsetting arrangements was

as
follows:
December 31, 2022 ($ in millions)
Gross amount of Derivative liabilities Cash Non-cash
Type of agreement

or

recognized eligible for set-off in collateral collateral Net asset similar arrangement assets case of default received received exposure
Derivatives
194
(96)
—
—
98
Total
194
(96)
—
—
98
December 31, 2022 ($ in millions)
Gross amount of Derivative liabilities Cash Non-cash
Type of agreement

or

recognized eligible for set-off in collateral collateral Net liability similar arrangement liabilities case of default pledged pledged exposure
Derivatives
458
(96)
—
—
362
Total
458
(96)
—
—
362

December 31, 2021 ($ in millions)
Gross amount of Derivative liabilities Cash Non-cash
Type of agreement

or

recognized eligible for set-off in

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
Derivatives
238
(104)
—
—
134
Total
238
(104)
—
—
134
—
Note 7
Fair values
Recurring fair value measures
The fair values of financial assets and

liabilities measured at fair value

on a recurring basis were as

follows:
Total
December 31, 2022 ($ in millions) Level 1 Level 2 Level 3 fair value
Assets
Securities in “Marketable

securities and short-term

investments”:
Equity securities

355
355
Debt securities—U.S. government

obligations

255
255
Debt securities—Other government

obligations

58
58
Debt securities—Corporate

57
57
Derivative assets—current

in “Other current

assets”

184
184
Derivative assets—non-current

in “Other non-current

assets”

27
27
Total
255
681
—
936
Liabilities
Derivative liabilities—current

in “Other current liabilities”

121
121
Derivative liabilities—non-current

in “Other non-current liabilities”

367
367
Total
—
488
—
488

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
During 2022, 2021 and 2020

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

inputs are used.
Non
‑
recurring fair value measures
The Company elects to record private

equity investments without

readily determinable fair values

at cost, less
impairment, adjusted for observable

price changes. The Company

reassesses at each reporting period
whether these investments continue

to qualify for this treatment.

In 2022 and 2021, the Company recognized,
in Other income (expense), net, net

fair value gains of $
52

million and $
108

million, respectively, related to
certain of its private equity investments

based on observable market price

changes for an identical or similar
investment of the same issuer. The fair values were

determined using Level

2 inputs. The carrying values of
these investments at December 31, 2022

and 2021, totaled $
106

million and $
169

million, respectively.
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

additional significant

non
‑
recurring fair value measurements
during 2022 and 2021.

Disclosure about financial instruments

carried on a cost basis
The fair values of financial instruments

carried on a cost basis were as

follows:
Carrying Total
December 31, 2022 ($ in millions) value Level 1 Level 2 Level 3 fair value
Assets
Cash and equivalents (excluding

securities

with original maturities

up to 3 months):
Cash

1,697
1,697
1,697
Time deposits

2,459
2,459
2,459
Restricted cash
18
18
18
Liabilities
Short-term debt and current

maturities of long-term

debt

(excluding finance lease obligations)

2,500
1,068
1,432
2,500
Long-term debt (excluding

finance lease obligations)

4,976
4,813
30
4,843
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

following:
December 31, ($ in millions)
2022 2021
Trade receivables

6,478
6,206
Other receivables

688
684
Allowance

(308)
(339)
Total
6,858
6,551
“Trade receivables”

in the table above includes contractual

retention amounts billed to customers

of
$
100

million and $
119

million at December 31, 2022 and

2021, respectively. Management expects that the
substantial majority of related contracts

will be completed and

the substantial majority of the billed

amounts
retained by the customer will be

collected. Of the retention

amounts outstanding at December 31, 2022,
52

percent and
34

percent are expected to be

collected in 2023 and 2024, respectively.
“Other receivables”

in the table above consists

of value added tax, claims, rental

deposits and other
non
‑
trade receivables.
The reconciliation of changes in

the allowance for doubtful accounts

is as follows:
($ in millions) 2022 2021 2020
Balance at January 1,
339
357
228
Transition adjustment
—
—
56
Current-period provision

for expected credit

losses
37
33
115
Write-offs charged against

the allowance
(48)
(37)
(42)
Exchange rate differences

(20)
(14)
—
Balance at December 31,
308
339
357
The following table provides

information about Contract assets and

Contract liabilities:
December 31, ($ in millions) 2022 2021 2020
Contract assets
954
990
985
Contract liabilities
2,216
1,894
1,903
Contract assets primarily relate

to the Company’s right to receive consideration

for work completed but for
which no invoice has been

issued at the reporting date. Contract assets

are transferred to receivables

when
rights to receive payment become unconditional.

Management expects that the majority

of the amounts will
be collected within
one year

of the respective balance sheet

date.
Contract liabilities primarily relate

to up-front advances received

on orders from customers as well

as
amounts invoiced to customers in excess

of revenues recognized

predominantly on long-term projects.
Contract liabilities are reduced

as work is performed and as revenues

are recognized. In addition to the
amounts presented as Contract liabilities

in the table above, $
59

million are non-current and

are included in
Other non-current liabilities

in the Balance Sheet.

The significant changes in the Contract

assets and Contract liabilities

balances were as follows:
2022 2021
Contract Contract Contract Contract
($ in millions) assets liabilities assets liabilities
Revenue recognized, which

was included in

the Contract liabilities
balance at January 1, 2022/2021
(1,043)
(1,086)
Additions to Contract

liabilities - excluding

amounts recognized

as
revenue during the period
1,481
1,136
Receivables recognized

that were included in

the Contract assets
balance at January 1, 2022/2021
(591)
(566)
The Company considers its order

backlog to represent its unsatisfied

performance obligations. At
December 31, 2022, the Company

had unsatisfied performance

obligations totaling $
19,867

million and, of
this amount, the Company expects

to fulfill approximately
77

percent of the obligations in
2023 ,
approximately
13

percent of the obligations in
2024

and the balance thereafter.
—
Note 9
Inventories, net
“Inventories, net” consisted of the

following:
December 31, ($ in millions) 2022 2021
Raw materials

2,626
2,136
Work in process
1,189
995
Finished goods

2,036
1,594
Advances to suppliers

177
155
Total
6,028
4,880
—
Note 10
Property, plant and equipment, net
“Property, plant and equipment, net” consisted of the

following:
December 31, ($ in millions)
2022 2021
Land and buildings

3,622
3,925
Machinery and equipment

5,495
5,785
Construction in progress

586
522
9,703
10,232
Accumulated depreciation

(5,792)
(6,187)
Total
3,911
4,045

Assets under finance leases included

in “Property, plant and equipment, net” were as follows:
December 31, ($ in millions) 2022 2021
Land and buildings

178
164
Machinery and equipment

135
92
313
256
Accumulated depreciation

(135)
(123)
Total
178
133
In 2022, 2021 and 2020 depreciation,

including depreciation of assets under

finance leases, was
$
531

million, $
575

million and $
586

million, respectively. In 2022, 2021 and 2020 there were no significant impairments of property, plant or equipment.
—
Note 11
Goodwill and intangible assets
The changes in “Goodwill” were as follows:
Robotics &
Process Discrete
($ in millions)
Electrification Motion Automation Automation Total
Balance at January 1, 2021
4,527
2,456
1,639
2,228
10,850
Goodwill acquired during

the year
11
—
—
150
161
Goodwill allocated to disposals
—
(338)
(7)
—
(345)
Exchange rate differences

and other
(66)
(1)
(19)
(98)
(184)
Balance at December 31,

2021
(1)
4,472
2,117
1,613
2,280
10,482
Goodwill acquired during

the year
220
9
—
—
229
Goodwill allocated to

disposals
(2)
(2)
—
(6)
—
(8)
Exchange rate differences

and other
(92)
(8)
(20)
(72)
(192)
Balance at December 31,

2022
(1)
4,598
2,118
1,587
2,208
10,511
(1)

At December

31, 2022

and 2021,

the gross

goodwill amounted

to $
10,774

million and

$
10,760

million, respectively.

The accumulated
impairment

charges

amounted to

$
263

million and

$
278

million, respectively,

and related

to the Robotics

& Discrete

Automation

segment.
(2)

Includes goodwill

of $
6

million relating

to the Turbocharging

Division

which, prior

to its spin-off,

was included

in the Process

Automation
operating segment.
The Company adopted a new operating

model on July 1, 2020, which resulted

in a change to the goodwill
reporting units

being identified at the Division

level. As a result of the new allocation

of goodwill, an interim
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

fair value.
During 2022 and 2021, certain

reporting units were split into separate

reporting units. For each change, an
interim quantitative impairment

test was conducted before and

after the change and in all cases, it

was
concluded that the fair value of the

relevant reporting units exceeded

the carrying value by a significant
amount.

At October 1, 2022 and 2021, respectively, the Company

performed qualitative assessments

and determined
that it was not more likely than not

that the fair value for each

of the reporting units was below the

carrying
value. As a result, the Company concluded

that it was not necessary to perform

the quantitative impairment
test.

Intangible assets, net consisted of

the following:
2022 2021
Gross Accumu- Net Gross Accumu- Net
carrying lated amort- carrying carrying lated amort- carrying
December 31, ($ in millions) amount ization amount amount ization amount
Capitalized software

for internal use

830
(720)
110
835
(732)
103
Capitalized software

for sale

26
(26)
—
31
(29)
2
Intangibles other than software:
Customer-related

1,743
(808)
935
1,716
(707)
1,009
Technology-related

997
(812)
185
1,122
(868)
254
Marketing-related

498
(347)
151
493
(327)
166
Other

55
(30)
25
56
(29)
27
Total
4,149
(2,743)
1,406
4,253
(2,692)
1,561
Additions to intangible assets other

than goodwill consisted of the following:
($ in millions) 2022 2021
Capitalized software

for internal use

53
32
Capitalized software

for sale

—
2
Intangibles other than software:
Customer-related

79
13
Technology-related

16
35
Marketing-related

20
11
Other

7
2
Total
175
95
There were no significant intangible

assets acquired in business

combinations in 2021. Included

in the
additions of $
175

million in 2022 are intangible

assets of $
116

million acquired in business

combinations,
primarily consisting of customer-related

and marketing-related intangibles.
Amortization expense of intangible

assets consisted of the following:
($ in millions)
2022 2021 2020
Capitalized software

for internal use

52
66
61
Intangibles other than software

230
252
268
Total
282
318
329
In 2022, 2021 and 2020 impairment

charges on intangible assets were

not significant.

At December 31, 2022, future amortization

expense of intangible

assets is estimated to be:
($ in millions)
2023
296
2024
221
2025
174
2026
153
2027
145
Thereafter

417
Total
1,406
—
Note 12
Debt
The Company’s total debt at December

31, 2022 and 2021, amounted

to $
7,678

million and $
5,561

million,
respectively.
Short
‑
term debt and current maturities

of long-term debt
“Short
‑
term debt and current maturities

of long
‑
term debt” consisted of the

following:
December 31, ($ in millions) 2022 2021
Short-term debt (weighted-average

interest rate of
1.9
% and
3.2
%, respectively)
1,448
78
Current maturities of long-term

debt
(weighted-average nominal

interest rate of
0.5
% and
2.8
%, respectively)
1,087
1,306
Total
2,535
1,384
Short
‑
term debt primarily represents

short
‑
term loans from various banks

and issued commercial

paper.
At December 31, 2022, the Company

had
two

commercial paper

programs in place: a $
2

billion
Euro ‑
commercial paper program for

the issuance of commercial

paper in a variety of currencies,

and a
$
2

billion commercial paper

program for the private placement of U.S.

dollar denominated commercial

paper
in the United States. At December

31, 2022, $
1,383

million was outstanding under

the $
2

billion
Euro-commercial paper program and
no

amount was outstanding under

the $
2

billion program in the United
States. At December 31, 2021,
no

amount was outstanding

under either program.
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
No

amount was drawn at
December 31, 2022 and 2021, under

this facility.

The Company amended and restated

its facility in February 2023

for the purpose of addressing the
discontinuation of LIBOR. Under the amended

and restated credit facility, the margin is unchanged,

but
advances in USD are referenced to

CME Term SOFR, whilst advances in CHF and GBP are referenced to
overnight SARON and SONIA respectively, subject

to applicable credit adjustment spreads.
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

long
‑
term debt considering the effect

of interest rate and
cross-currency interest rate swaps. Consequently, a fixed ‑ rate debt subject to a fixed ‑ to ‑ floating interest rate swap is included as a floating rate debt

in the table below:
2022 2021
December 31,
Nominal Effective Nominal Effective
($ in millions, except % data) Balance rate rate Balance rate rate
Floating rate

3,459
0.4
%
2.8
%
3,598
1.2
%
0.3
%
Fixed rate

2,771
2.2
%
2.2
%
1,885
3.0
%
3.1
%
6,230
5,483
Current portion of long-term

debt

(1,087)
0.5
%
1.5
%
(1,306)
2.8
%
1.0
%
Total
5,143
4,177
At December 31, 2022, the principal

amounts of long
‑
term debt repayable (excluding

finance lease
obligations) at maturity were as follows:
($ in millions)
2023
1,058
2024
2,387
2025
193
2026
—
2027
461
Thereafter

2,194
Total
6,293

Details of outstanding bonds were

as follows:
2022 2021
December 31, (in millions)
Nominal Carrying Nominal Carrying
outstanding value
(1)
outstanding value
(1)
Bonds:
2.875
% USD Notes, due 2022
—
USD
1,250
$
1,258
0.625
% EUR Instruments, due

2023
EUR
700
$
742
EUR
700
$
800
0
% CHF Bonds, due 2023 CHF
275
$
298
—
0.625
% EUR Instruments, due

2024
EUR
700
$
720
—
Floating Rate EUR

Instruments, due 2024
EUR
500
$
536
—
0.75
% EUR Instruments, due

2024
EUR
750
$
769
EUR
750
$
860
0.3
% CHF Bonds, due 2024 CHF
280
$
303
CHF
280
$
306
2.1
% CHF Bonds, due 2025 CHF
150
$
162
—
0.75
% CHF Bonds, due 2027 CHF
425
$
460
—
3.8
% USD Notes, due 2028 (2) USD
383
$
381
USD
383
$
381
1.0
% CHF Bonds, due 2029 CHF
170
$
184
CHF
170
$
186
0
% EUR Instruments, due

2030
EUR
800
$
677
EUR
800
$
862
2.375
% CHF Bonds, due 2030 CHF
150
$
162
—
4.375
% USD Notes, due 2042 (2) USD
609
$
590
USD
609
$
589
Total $
5,984
$
5,242
(1)

USD carrying

values include

unamortized

debt issuance

costs, bond

discounts

or premiums,

as well

as adjustments

for fair value

hedge
accounting,

where appropriate.
(2)

Prior to completing

a cash tender

offer in

2020, the

original

principal

amount outstanding,

on each of

the
3.8
% USD Notes,

due 2028,

and
the
4.375
% USD Notes,

due 2042, was

$
750

million.
During 2022, the Company repaid

at maturity its
2.875
% USD Notes, which paid interest semi ‑ annually in
arrears.

The Company had entered

into interest rate swaps

for an aggregate nominal amount

of
$
1,050

million to partially hedge

its interest obligations on these Notes and after

considering the impact of
such swaps, $
1,050

million of the outstanding principal

at December 31, 2021, is shown as

floating rate debt,
in the table of long
‑
term debt above.
During 2020, in connection

with exercising certain early redemption

options on the $
250

million
5.625
%
USD Notes, due 2021, and $
450

million
3.375
% USD Notes, due 2023, and the partial

redemption through a
cash tender offer of the
3.8
% USD Notes, due 2028, and
4.375
% USD Notes, due 2042, the Company
recognized losses on extinguishment

of debt of $
162

million, representing

the premium associated with the
early redemption, as well as the

recognition of the relevant remaining

unamortized issuance premium or
discounts and issuance costs.
The
0.625
% EUR Instruments, due 2023,

pay interest annually

in arrears at a fixed rate of
0.625

percent per
annum. The Company may redeem

these notes up to three months prior to

maturity (Par call date), in whole
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
after the Par call date at
100

percent of the principal

amount of the notes to be redeemed.

The Company
entered into interest rate swaps

to modify the characteristics of these bonds.

After considering the impact of
such swaps, these notes effectively became

floating rate euro obligations

and consequently have been
shown as floating rate debt, in the

table of long
‑
term debt above.
The
0.75
% EUR Instruments, due 2024,

pay interest annually

in arrears at a fixed rate of
0.75

percent per
annum and have the same early redemption

terms as the
0.625
% EUR Instruments above. The Company
entered into interest rate swaps

to modify the characteristics of these bonds.

After considering the impact of
such swaps, these bonds effectively became

floating rate euro obligations

and consequently have been
shown as floating rate debt in the table

of long
‑
term debt above.

The
0.3
% CHF Bonds, due 2024, and
1.0
% CHF Bonds, due 2029, each

pay interest annually in

arrears.

The Company may redeem these bonds,
one month

prior to maturity in the case of

the 2024 Bonds and
three
months prior to maturity in the case

of the 2029 Bonds, in whole

but not in part, at par plus accrued interest.
Further, the Company has the option to redeem these

instruments prior to maturity, in whole but not in part,
at par plus accrued interest, if
85

percent or more of the aggregate

principal amount of the relevant bond
issue have been redeemed

or purchased and cancelled at the

time of the option exercise notice.
The
3.8
% USD Notes, due 2028, were

issued in April 2018, along

with $
300

million of
2.8
% USD Notes, due
2020, and $
450

million of
3.375
% USD Notes, due 2023, each paying

interest semi
‑
annually in arrears. The
2020 Notes were repaid at maturity in

October 2020 and the 2023 Notes

were redeemed early in

full in
December 2020.

The Company may redeem

the remaining principal outstanding

of the 2028 Notes up to
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

a cash
tender offer, the Company redeemed $
367

million of the original $
750

million
3.8
% USD Notes, due 2028,
issued.

These notes, registered with

the U.S. Securities and Exchange

Commission, were issued by

ABB
Finance (USA) Inc., a
100

percent owned finance

subsidiary, and are fully and unconditionally guaranteed

by
ABB Ltd. There are no significant restrictions

on the ability of the parent company

to obtain funds from its
subsidiaries by dividend

or loan. In reliance on Rule 13-01 of Regulation

S
‑
X, the separate financial
statements of ABB Finance (USA)

Inc. are not provided.
The
0
% EUR Instruments, due 2030,

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

terms, plus interest accrued at

the redemption
date. These notes, registered with

the U.S. Securities and

Exchange Commission, were issued by

ABB
Finance (USA) Inc., a
100

percent owned finance

subsidiary, and are fully and unconditionally guaranteed

by
ABB Ltd. There are no significant restrictions

on the ability of the parent company

to obtain funds from its
subsidiaries by dividend

or loan. In reliance on Rule

13
‑
01 of Regulation S
‑
X, the separate financial
statements of ABB Finance (USA)

Inc. are not provided. During

2020, by way of a cash tender offer, the
Company redeemed $
141

million of the original $
750

million
4.375
% USD Notes, due 2042, issued.
In March 2022, the Company issued

the following CHF bonds: (i) CHF
275

million
zero

interest Bonds, due
2023, and (ii) CHF
425

million Bonds, due 2027, with

a coupon of
0.75

percent payable annually

in arrears.
The Company may redeem the CHF
425

million Bonds,
one month

prior to maturity, in whole but not in part,
at par plus accrued interest. Further, the Company

has the option to redeem

these instruments prior to
maturity, in whole but not in part, at par plus accrued

interest, if
85

percent or more of the aggregate

principal
amount have been redeemed

or purchased and cancelled

at the time of the option exercise notice.

The
aggregate net proceeds of these

CHF bond issues, after

discount and fees, amounted to CHF
699

million
(equivalent to approximately $
751

million on date of issuance).

Also in March 2022, the Company

issued the following EUR

Instruments,

both due in 2024:
(i) EUR
700

million, paying interest annually

in arrears at a fixed rate of
0.625

percent per annum, and
(ii) EUR
500

million floating rate notes, paying

interest quarterly in arrears at a

variable rate of
0.7

percentage
points above the 3-month EURIBOR, subject

to a minimum rate of interest of
zero

percent. The Company
may redeem the EUR
700

million Instruments prior to

maturity at the greater of (i)
100

percent of the principal
amount of the notes to be redeemed

and (ii) the sum of the present

values of remaining scheduled

payments
of principal and interest (excluding

interest accrued to the redemption

date) discounted to the redemption
date at a rate defined in the note

terms, plus interest accrued

at the redemption date. In relation to

these EUR
Instruments, the Company recorded

net proceeds (after the respective

discount and premium, as well as
fees) of EUR
1,203

million (equivalent to $
1,335

million on the date of issuance).

Interest rate swaps have
been used to modify the characteristics

of the EUR
700

million Instruments, due 2024. After

considering the
impact of these interest rate swaps,

the EUR
700

million Instruments, effectively become

floating rate
obligations.
In October 2022, the Company issued

the following CHF bonds: (i) CHF
150

million
2.1

percent Bonds, due
2025, and (ii) CHF
150

million
2.375

percent Bonds, due 2030. Each of

the respective bonds pays interest
annually in arrears. The Company

may redeem these bonds, three

months prior to maturity, in whole but not
in part, at par plus accrued interest.

Further, the Company has the option to redeem

these instruments prior
to maturity, in whole but not in part, at par plus accrued

interest, if
85

percent or more of the aggregate
principal amount of the relevant bond

issue has been redeemed

or purchased and cancelled

at the time of
the option exercise notice. The aggregate

net proceeds of these CHF bond

issues, after underwriting
discount and other fees, amounted

to CHF
299

million (equivalent to approximately

$
304

million on date of
issuance).
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
term debt at December 31, 2022 and

2021, are
finance lease obligations,

bank borrowings of subsidiaries and

other long
‑
term debt, none of which is
individually significant.
—
Note 13
Other provisions, other current liabilities and other non-current liabilities
“Other provisions” consisted of the

following:
December 31, ($ in millions) 2022 2021
Contract-related provisions

615
762
Provision for insurance-related

reserves

171
174
Restructuring and restructuring-related

provisions

145
188
Provisions for contractual

penalties and compliance

and litigation matters

49
63
Other

191
199
Total
1,171
1,386

“Other current liabilities” consisted

of the following:
December 31, ($ in millions) 2022 2021
Employee-related liabilities

1,490
1,547
Accrued expenses
872
768
Non-trade payables
681
644
Accrued customer rebates
315
322
Income taxes payable
312
378
Other tax liabilities
285
298
Derivative liabilities (see Note

6)

121
133
Deferred income
102
95
Pension and other employee

benefits
38
41
Accrued interest
38
28
Other

69
113
Total
4,323
4,367
“Other non
‑
current liabilities” consisted

of the following:
December 31, ($ in millions) 2022 2021
Income tax related liabilities

1,287
1,458
Derivative liabilities (see Note

6)

367
130
Provisions for contractual

penalties and compliance

and litigation matters

67
129
Contract liabilities (see Note

8)

59
—
Employee-related liabilities

45
59
Environmental provisions
42
39
Deferred income
33
74
Other

185
227
Total
2,085
2,116
—
Note 14
Leases
The Company’s lease obligations

primarily relate to real estate, machinery

and equipment. The components
of lease expense were as follows:
Machinery
Land and buildings and equipment Total
($ in millions) 2022 2021 2020 2022 2021 2020 2022 2021 2020
Operating lease cost

217
240
287
71
73
89
288
313
376
Finance lease cost
15
17
13
22
20
16
37
37
29
Short-term lease cost
20
26
17
18
14
31
38
40
48
Sub-lease income
(18)
(24)
(20)
(1)
(1)
(1)
(19)
(25)
(21)
Total lease expense
234
259
297
110
106
135

The following table presents supplemental

cash flow information related

to leases:
Machinery
Land and buildings and equipment Total
($ in millions) 2022 2021 2020 2022 2021 2020 2022 2021 2020
Operating leases:
Cash paid under operating

cash flows
200
223
263
66
68
83
266
291
346
Right-of-use assets

obtained

in exchange for new liabilities
285
267
266
50
86
57
335
353
323
In 2022, 2021 and 2020 the cash

flow amounts under finance leases

were not significant.
At December 31, 2022,

the future net minimum lease

payments for operating and

finance leases and the
related present value of the net minimum

lease payments consisted of the

following:
Operating Leases Finance Leases
Land and Machinery Land and Machinery
($ in millions) buildings and equipment buildings and equipment
2023
203
54
21
23
2024
168
34
21
20
2025
138
18
21
17
2026
104
6
17
6
2027
70
1
17
1
Thereafter

151
1
68
—
Total minimum lease payments

834
114
165
67
Difference between undiscounted

cash flows
and discounted cash flows
(74)
(3)
(27)
(3)
Present value of minimum

lease payments

760
111
138
64
The following table presents certain

information related to lease

terms and discount rates:
Land and buildings Machinery and equipment
2022 2021 2020 2022 2021 2020
Operating leases:
Weighted-average remaining

term (months)
73
73
84
31
30
29
Weighted-average discount

rate
3.3%
2.6%
3.0%
1.9%
1.9%
2.0%
Finance leases:
Weighted-average remaining

term (months)
135
100
107
33
40
40
Weighted-average discount

rate
5.5%
7.7%
7.7%
2.3%
1.8%
2.3%
The present value of minimum

finance lease payments included

in Short
‑
term debt and current maturities of
long ‑ term debt and Long ‑
term debt in the Consolidated

Balance Sheets at December 31, 2022,

amounts to
$
35

million and $
167

million, respectively, and at December 31, 2021, amounts to

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
prosecution and in December

2022 this matter was closed

without action by the DOJ as part

of the Kusile
settlement.
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
104

million to Eskom in December

2020 as part of a full and
final settlement with Eskom and the SIU

relating to improper

payments and other compliance

issues
associated with the Controls and

Instrumentation Contract, and its

Variation Orders for Units 1 and 2 at
Kusile. The Company made a provision

of approximately $
325

million, which was recorded in

Other income
(expense), net, during the third quarter

of 2022. In December

2022, the Company settled with

the SEC and
DoJ as well as the authorities in South

Africa and Switzerland.

The matter is still pending

with the authorities
in Germany, but the Company does not believe that it

will need to record any additional

provisions for this
matter.
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

the related costs, including costs

necessary to
resolve them.
Liabilities recognized
At December 31, 2022 and 2021,

the Company had aggregate

liabilities of $
86

million and $
104

million,
respectively, included in “Other provisions”

and “Other non
‑
current liabilities”, for the above regulatory,
compliance and legal

contingencies, and none of the individual

liabilities recognized was significant. As it is
not possible to make an informed

judgment on, or reasonably

predict, the outcome of certain matters

and as
it is not possible, based on information

currently available to management,

to estimate the maximum potential
liability on other matters, there

could be adverse outcomes

beyond the amounts accrued.

Guarantees
General
The following table provides quantitative

data regarding the Company’s third
‑
party guarantees. The maximum
potential payments represent a “worst
‑
case scenario”, and do

not reflect management’s expected outcomes.
Maximum potential payments (1)
December 31, ($ in millions) 2022 2021
Performance guarantees

4,300
4,540
Financial guarantees

96
52
Indemnification guarantees
(2)
—
136
Total
4,396
4,728
(1)

Maximum potential

payments

include amounts

in both continuing

and discontinued

operations.
(2)

Certain indemnifications

provided

to Hitachi

in connection

with the divestment

of Power Grids

are without

limit.
The carrying amount of liabilities

recorded in the Consolidated

Balance Sheets reflects the Company’s best
estimate of future payments, which

it may incur as part of fulfilling

its guarantee obligations. In respect

of the
above guarantees, the carrying amounts

of liabilities at December 31, 2022

and 2021, amounted to $
1

million
and $
156

million, respectively, the majority of which in 2021 is included in discontinued operations.
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

party in cash or in kind. The
original maturity dates for the

majority of these performance

guarantees range from
one

to
ten years .
In conjunction with the divestment of

the high
‑
voltage cable and cables

accessories businesses, the
Company has entered into various

performance guarantees

with other parties with respect

to certain liabilities
of the divested business. At December

31, 2022 and 2021, the maximum

potential payable under

these
guarantees amounts to $
843

million and $
911

million, respectively, and these guarantees have various
maturities ranging from five

to
ten years
.
The Company retained obligations

for financial, performance and

indemnification guarantees

related to the
sale of the Power Grids business

(see Note 3 for details). The performance

and financial guarantees
have
been indemnified by Hitachi

at the same proportion of its ownership

in Hitachi Energy Ltd, (increasing

from
80.1

percent at December 31, 2021,

to
100

percent at December 31, 2022).

These guarantees, which have
various maturities up to 2035, primarily

consist of bank guarantees,

standby letters of credit, business
performance guarantees and other

trade-related guarantees, the

majority of which have original

maturity
dates ranging from one

to
ten years
. The maximum amount payable

under these guarantees at
December 31, 2022 and 2021, is approximately

$
3.0

billion and $
3.2

billion, respectively. On completing the
sale of the Company’s remaining
19.9

percent interest in Hitachi

Energy to Hitachi, the Company

also settled
certain existing indemnification

guarantees that were due to be settled

concurrent with such transaction.

As a
result, in 2022, the Company recorded

$
136

million of cash outflows for the settlement

of these liabilities
(recorded in discontinued

operations).

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

bonds. At December 31, 2022 and 2021,

the total
outstanding performance bonds

aggregated to $
2.9

billion and $
3.6

billion, respectively; of each of these
amounts, $
0.1

billion relates to discontinued

operations. There have been

no significant amounts reimbursed
to financial institutions under these

types of arrangements in 2022 and

2021.
Product and order
‑
related contingencies
The Company calculates its provision

for product warranties based

on historical claims experience

and
specific review of certain contracts.
The reconciliation of the “Provisions

for warranties”, including

guarantees of product performance,

was as
follows:

($ in millions) 2022 2021 2020
Balance at January 1,
1,005
1,035
816
Net change in warranties

due to acquisitions,

divestments, spin-offs

and
liabilities held for sale
(1)
(24)
1
8
Claims paid in cash or

in kind

(157)
(222)
(209)
Net increase in provision

for changes in
estimates, warranties issued

and warranties expired

252
226
369
Exchange rate differences

(48)
(35)
51
Balance at December 31,
1,028
1,005
1,035
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
($ in millions) 2022 2021 2020
Current taxes

1,101
1,346
776
Deferred taxes

(344)
(289)
(280)
Income tax expense allocated

to continuing operations

757
1,057
496
Income tax expense

(benefit) allocated to discontinued

operations

(5)
(1)
322
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

at the weighted
‑
average tax rate to the
effective tax rate is as follows:
($ in millions, except % data) 2022 2021 2020
Income from continuing

operations before

income taxes
3,394
5,787
841
Weighted-average global

tax rate
23.6%
23.7%
22.9%
Income taxes at weighted-average

tax rate

800
1,371
193
Items taxed at rates other

than the weighted-average

tax rate

127
176
3
Unrecognized tax benefits
(83)
151
(38)
Changes in valuation

allowance, net

(195)
(95)
29
Effects of changes in tax laws

and enacted tax rates

(19)
1
23
Non-deductible / non-taxable

items
97
(542)
232
Other, net

30
(5)
54
Income tax expense

from continuing operations
757
1,057
496
Effective tax rate for

the year
22.3%
18.3%
59.0%
The allocation of consolidated

income from continuing operations,

which is predominantly earned

outside of
Switzerland, impacts the “weighted-average

global tax rate”. In 2021, gains on sales

of businesses increased
the weighted-average global

tax rate by approximately
1

percent.
In 2022, “Items taxed at rates other than

the weighted-average tax rate” included

$
53

million for dividends
received in holding entities

which could not fully benefit from the participation

exemption. In 2021, this
included $
107

million for certain amounts related to the

divestment of the Dodge business,

while in 2020 the
amount was not significant.

In 2022, “Changes in valuation

allowance, net” included

positive impacts from changes

in certain outlooks in
Asia of $
22

million, Europe of $
23

million and the Americas of $
208

million, offset by negative impacts

from
changes in certain outlooks in Europe

of $
55

million. In 2021, the amount included

positive impacts from
changes in certain outlooks in Europe

of $
82

million. In 2020, the amount predominantly

reflects increases in
the valuation allowance

resulting from changes in the expectations

at that time of future economic

conditions
due to impacts at that time on the Company’s

business from the COVID-19 pandemic.
In 2022,

“Effects of changes in tax laws

and enacted tax rates” primarily

reflect the impact of changes

to tax
rates in Europe for $
25

million. In 2021, the amount was

not significant. In 2020, the amount

primarily reflects
the impact of changes to tax rates in

certain countries in Asia for $
16

million.
In 2022, “Non-deductible / non-taxable

items” includes the tax impact

of $
65

million for the non-deductible
regulatory penalties in connection

with the Kusile project offset partially by the impact

of the non-taxable gain
from the sale of the remaining

investment in Hitachi Energy. In 2021, this includes $
567

million in reported
income tax benefits primarily due

to impacts of divestments and

internal reorganizations

where the reported
net gain from sale of businesses exceeded

the related taxable

gain as well as the impact of a recognition

of
previously unrecognized

outside basis differences.

In 2020, the negative impact from

these items was
$
232

million and included $
82

million for the impairment of non-deductible

goodwill. The amount in 2020 also
includes $
62

million relating to non-operational

pension costs resulting from the settlement of

certain defined
benefit plans which were principally

not deductible.

In all periods, the amounts reported also

include other
items that were deducted for financial

accounting purposes but are

typically not tax deductible, such as
certain interest expense costs, local

taxes on productive activities, disallowed

amounts for meals and
entertainment expenses and other similar

items.
In 2022 and 2021, “Unrecognized

tax benefits” in the table above

included a net benefit of $
95

million and
$
150

million, respectively, related to the interpretation for tax law and double tax treaty agreements

by
competent tax authorities. The amount

in 2020 included a benefit

of $
20

million.
In 2020 “Other, net” included an expense of $
54

million, related to the

finalization of tax audits in Europe.

Deferred tax assets and liabilities

(excluding amounts held for sale

and in discontinued operations)

consisted
of the following:
December 31, ($ in millions) 2022 2021
Deferred tax assets:
Unused tax losses and

credits

462
551
Provisions and other accrued

liabilities

756
757
Other current assets including

receivables
100
104
Pension

283
338
Inventories

304
266
Intangible assets
1,154
1,135
Other

66
57
Total gross deferred tax asset
3,125
3,208
Valuation allowance

(1,000)
(1,263)
Total gross deferred tax asset, net

of valuation allowance
2,125
1,945
Deferred tax liabilities:
Property, plant and equipment

(232)
(245)
Intangible assets
(237)
(281)
Other assets
(91)
(107)
Pension
(318)
(302)
Other liabilities

(200)
(175)
Inventories

(44)
(35)
Unremitted earnings of

subsidiaries
(336)
(308)
Total gross deferred tax liability
(1,458)
(1,453)
Net deferred tax asset

(liability
)
667
492
Included in:
“Deferred taxes”—non-current

assets
1,396
1,177
“Deferred taxes”—non-current

liabilities
(729)
(685)
Net deferred tax asset

(liability)
667
492
Certain entities have deferred tax

assets related to net operating

loss carry
‑
forwards and other items. As
recognition of these assets in certain

entities did not meet the more

likely than not criterion, valuation
allowances have been

recorded.

“Unused tax losses and credits” at

December 31, 2022 and 2021, in

the
table above, included $
80

million and $
93

million, respectively, for which the Company has established

a
valuation allowance as, due to limitations

imposed by the relevant

tax law, the Company determined that,
more likely than not, such deferred

tax assets would not be realized.
The valuation allowance

at December 31, 2022, 2021 and

2020, was $
1,000

million, $
1,263

million and
$
1,518

million, respectively.
Certain amounts included in

deferred tax assets for intangible

assets result from intercompany transactions
occurring at fair market value

for which no corresponding accounting

basis exists.
At December 31, 2022 and 2021,

deferred tax liabilities totaling $
336

million and $
308

million, respectively,
have been provided for withholding

taxes, dividend distribution taxes or additional

corporate income taxes
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

although the taxes have to be
withheld and paid by the relevant

subsidiary distributing such dividend.

In 2022 and 2021, certain taxes arose
in certain foreign jurisdictions

for which the technical merits do

not allow utilization of benefits.

At
December 31, 2022 and 2021,

foreign subsidiary retained earnings

which would be subject to withholding
taxes upon distribution were approximately

$
100

million and $
100

million, respectively. These earnings were
considered as indefinitely

reinvested, as these funds are

used for financing current operations

as well as
business growth through working

capital and capital expenditure

in those countries and, consequently, no
deferred tax liability was recorded.
At December 31, 2022, net operating

loss carry
‑ forwards of $
1,806

million and tax credits of

$
57

million were
available to reduce future income

taxes of certain subsidiaries.

Of these amounts, $
809

million of operating
loss carry-forwards and $
47

million of tax credits will expire

in varying amounts through 2046, while

the
remainder are available

for carryforward indefinitely. The largest amount of these carry
‑
forwards related to
the Company’s Europe operations.
Unrecognized tax benefits consisted

of the following:
Penalties and
interest
related to
Unrecognized unrecognized
($ in millions) tax benefits tax benefits Total
Classification as unrecognized

tax items on January

1, 2020
1,106
233
1,339
Net change due to acquisitions

and divestments

1
—
1
Increase relating to prior

year tax positions

298
96
394
Decrease relating to prior

year tax positions

(161)
(57)
(218)
Increase relating to current

year tax positions

390
5
395
Decrease due to settlements

with tax authorities

(340)
(75)
(415)
Decrease as a result of

the applicable statute of

limitations

(59)
(16)
(75)
Exchange rate differences

63
6
69
Balance at December 31,

2020, which would,

if recognized, affect
the effective tax rate
1,298
192
1,490
Net change due to acquisitions

and divestments

16
(6)
10
Increase relating to prior

year tax positions

240
58
298
Decrease relating to prior

year tax positions

(42)
(3)
(45)
Increase relating to current

year tax positions

98
7
105
Decrease due to settlements

with tax authorities

(175)
(20)
(195)
Decrease as a result of

the applicable statute of

limitations

(72)
(22)
(94)
Exchange rate differences

(41)
(7)
(48)
Balance at December 31,

2021, which would,

if recognized, affect
the effective tax rate
1,322
199
1,521
Increase relating to prior

year tax positions

26
36
62
Decrease relating to prior

year tax positions

(98)
(12)
(110)
Increase relating to current

year tax positions

80
4
84
Decrease due to settlements

with tax authorities

(31)
(14)
(45)
Decrease as a result of

the applicable statute of

limitations

(71)
(23)
(94)
Exchange rate differences

(58)
(10)
(68)
Balance at December 31,

2022, which would,

if recognized, affect
the effective tax rate
1,170
180
1,350
In 2022 and 2021, “Increase relating

to current year tax positions” included

a total of $
69

million and

$
72

million, respectively, in taxes related to the interpretation of tax law and double tax treaty agreements

by
competent tax authorities.

In 2020, “Increase relating to current

year tax positions”, included

a total of $
381

million in taxes related to the
interpretation of tax law and double

tax treaty agreements by competent

tax authorities. In 2020, $
301

million
of the $
381

million is reported as Income

tax expense in discontinued

operations.
In 2022, “Increase relating to prior year

tax positions” included $
26

million, predominantly from Asia and
Europe.
In 2021 “Increase relating to prior

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
Income tax expense in discontinued

operations.
In 2022, “Decrease relating to prior

year tax positions” included

$
94

million for a decrease in tax risk
assessments

in Europe.
In 2021, “Decrease relating to prior

year tax positions” of $
42

million included $
33

million related to tax risk
assessments in Europe.
In 2020, “Decrease relating to prior

year tax positions” included

a total of $
85

million related to a change

of
interpretation of tax law in Asia and

changed tax risk assessments

in Europe of $
59

million.
In 2022, “Decrease due to settlements

with tax authorities” is predominantly

related to tax assessments
received in Asia and Europe.

In 2021,
“Decrease due to settlements

with tax authorities” is predominantly

related to tax assessments
received in Europe.

In 2020, “Decrease due to settlements

with tax authorities” is predominantly

related to closed tax audits in
Europe.
At December 31, 2022,

the Company expected the

resolution, within the next

twelve months, of unrecognized
tax benefits related to pending

court cases amounting to $
63

million for income taxes, penalties

and interest.
Otherwise, the Company had not identified

any other significant

changes which were considered

reasonably
possible to occur within the next twelve

months.
At December 31, 2022, the earliest

significant open tax years that

remained subject to examination

were the
following:
Region Year
Europe

2015
United States
2019
Rest of Americas
2018
China
2013
Rest of Asia, Middle East

and Africa

2017

—
Note 17
Employee benefits
The Company operates defined benefit

pension plans, defined

contribution pension plans,

and termination
indemnity plans, in accordance

with local regulations and

practices. At December 31, 2022,

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
operations.

Obligations and funded status

of the plans
The change in benefit obligation,

change in fair value of plan

assets, and funded status recognized

in the
Consolidated Balance

Sheets were as follows:
Other
Defined pension postretirement
benefits benefits
Switzerland International International
($ in millions) 2022 2021 2022 2021 2022 2021
Benefit obligation at January

1,
3,434
3,870
5,115
5,527
71
98
Service cost
50
61
38
47
—
1
Interest cost
13
(5)
87
72
1
2
Contributions by plan participants
34
36
10
8
—
—
Benefit payments
(96)
(130)
(234)
(207)
(7)
(9)
Settlements
(92)
(124)
(36)
(84)
—
—
Benefit obligations of

businesses acquired

(divested)
(328)
—
(2)
(46)
—
(11)
Actuarial (gain) loss
(478)
(140)
(1,075)
(15)
(14)
(8)
Plan amendments and

other
—
—
(3)
13
—
(2)
Exchange rate differences
(80)
(134)
(328)
(200)
(1)
—
Benefit obligation at December

31,

2,457
3,434
3,572
5,115
50
71
Fair value of plan assets

at January 1,

4,113
4,133
4,463
4,608
—
—
Actual return on plan

assets
(310)
279
(789)
197
—
—
Contributions by employer
37
63
58
124
7
9
Contributions by plan participants
34
36
10
8
—
—
Benefit payments
(96)
(130)
(234)
(207)
(7)
(9)
Settlements
(92)
(124)
(36)
(84)
—
—
Plan assets of businesses

acquired (divested)
(414)
—
(1)
(50)
—
—
Plan amendments and

other
—
—
—
14
—
—
Exchange rate differences
(89)
(144)
(299)
(147)
—
—
Fair value of plan assets

at December 31,

3,183
4,113
3,172
4,463
—
—
Funded status — overfunded

(underfunded)
726
679
(400)
(652)
(50)
(71)
The amounts recognized in "Accumulated

other comprehensive loss" and

"Noncontrolling interests" were:
Defined pension Other postretirement
benefits benefits
December 31, ($ in millions) 2022 2021 2020 2022 2021 2020
Net actuarial (loss) gain
(1,183)
(1,540)
(2,038)
32
21
21
Prior service credit
56
72
75
5
7
11
Amount recognized

in OCI
(1)

and NCI
(2)
(1,127)
(1,468)
(1,963)
37
28
32
Taxes associated with amount recognized
in OCI and NCI
266
352
374
—
—
—
Amount recognized

in OCI and NCI, net

of tax
(3)
(861)
(1,116)
(1,589)
37
28
32
(1)

OCI represents

“Accumulated

other comprehensive

loss”.
(2)

NCI represents

“Noncontrolling

interests”.
(3)

NCI, net of

tax, amounted

to $
(1)

million, $
0

million and

$
(1)

million at

December

31, 2022,

2021 and

2020.

In addition, the following

amounts were recognized in the Company's

Consolidated Balance

Sheets:

Defined pension Other postretirement
benefits benefits
Switzerland International International
December 31, ($ in millions) 2022 2021 2022 2021 2022 2021
Overfunded plans
726
683
189
208
—
—
Underfunded plans — current
—
—
(22)
(23)
(6)
(7)
Underfunded plans — non-current
—
(4)
(567)
(837)
(44)
(64)
Funded status - overfunded

(underfunded)
726
679
(400)
(652)
(50)
(71)
December 31, ($ in millions) 2022 2021
Non-current assets
Overfunded pension plans
915
891
Other employee-related benefits
1
1
Pension and other employee

benefits
916
892
December 31, ($ in millions) 2022 2021
Current liabilities
Underfunded pension plans
(22)
(23)
Underfunded other postretirement

benefit plans
(6)
(10)
Other employee-related benefits
(10)
(8)
Pension and other employee

benefits
(38)
(41)
December 31, ($ in millions) 2022 2021
Non-current liabilities
Underfunded pension plans
(567)
(841)
Underfunded other postretirement

benefit plans
(44)
(62)
Other employee-related benefits
(108)
(122)
Pension and other employee

benefits
(719)
(1,025)
The accumulated benefit obligation

(ABO) for all defined benefit pension

plans was $
5,953

million and
$
8,452

million at December 31, 2022 and

2021, respectively. The projected benefit obligation

(PBO), ABO
and fair value of plan assets,

for pension plans with a PBO in excess

of fair value of plan assets or

ABO in
excess of fair value of plan assets,

was:
PBO exceeds fair value of plan

assets
ABO exceeds fair value of

plan assets
December 31, Switzerland International Switzerland International
($ in millions) 2022 2021 2022 2021 2022 2021 2022 2021
PBO
9
12
2,274
2,994
9
12
2,274
2,979
ABO
9
12
2,222
2,917
9
12
2,222
2,905
Fair value of plan assets
9
8
1,689
2,133
9
8
1,689
2,119
All of the Company's other postretirement

benefit plans are unfunded.

Components of net periodic

benefit cost
Net periodic benefit cost consisted

of the following:
Defined pension Other postretirement
benefits benefits
Switzerland International International
($ in millions) 2022 2021 2020 2022 2021 2020 2022 2021 2020
Operational pension cost:
Service cost
50
61
74
38
47
92
—
1
1
Operational pension cost
50
61
74
38
47
92
—
1
1
Non-operational pension

cost (credit):
Interest cost
13
(5)
6
87
72
111
1
2
3
Expected return on plan

assets
(117)
(116)
(123)
(153)
(178)
(253)
—
—
—
Amortization of prior service

cost (credit)
(9)
(9)
(11)
(2)
(2)
2
(2)
(3)
(2)
Amortization of net actuarial

loss
—
—
7
58
67
109
(3)
(2)
(3)
Curtailments, settlements

and special
termination benefits
4
1
6
7
7
644
—
—
—
Non-operational pension

cost (credit)
(109)
(129)
(115)
(3)
(34)
613
(4)
(3)
(2)
Net periodic benefit

cost
(59)
(68)
(41)
35
13
705
(4)
(2)
(1)
The components of net periodic benefit

cost other than the service

cost component are included

in
Non-operational pension (cost) credit in

the Consolidated Income Statements. Net

periodic benefit cost
includes $
121

million in 2020, related to discontinued

operations.

Assumptions
The following weighted-average

assumptions were used to determine benefit

obligations:
Defined pension Other postretirement
benefits benefits
Switzerland International International
December 31, (in %) 2022 2021 2022 2021 2022 2021
Discount rate
2.2
0.2
4.8
2.1
5.3
2.6
Rate of compensation

increase

—
—
1.8
1.5
0.3
0.3
Rate of pension increase
—
—
1.8
1.7
—
—
Cash balance interest credit

rate
2.0
1.0
2.7
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

consistent with the
respective plan’s obligations.

The following weighted-average

assumptions were used to determine

the “Net periodic benefit cost”:
Defined pension Other postretirement
benefits benefits
Switzerland International International
(in %) 2022 2021 2020 2022 2021 2020 2022 2021 2020
Discount rate
0.7
—
0.3
2.1
1.6
1.9
2.0
2.1
2.8
Expected long-term rate of

return on plan
assets
3.3
3.0
3.0
3.7
4.0
4.3
—
—
—
Rate of compensation increase
—
—
—
1.5
1.0
2.2
0.1
0.2
0.2
Cash balance interest credit

rate
1.3
1.0
1.0
2.1
2.1
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
December 31, 2022 2021
Health care cost trend

rate assumed for next

year
5.6%
5.1%
Rate to which the trend

rate is assumed to decline

(the ultimate trend rate)
4.5%
4.5%
Year that the rate reaches the ultimate

trend rate
2029
2026
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
The boards of trustees manage

the assets of the pension

plans in a risk-controlled manner and

assess the
risks embedded in the pension plans

through asset/liability management

studies. Asset/liability management
studies typically take place every
three years
. However, the risks of the plans are monitored

on an ongoing
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
16
Fixed income
54
72
Real estate
26
4
Other
5
8
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
return on assets at December 31, 2022,

is
4.5

percent. The Company and

the local boards of trustees
regularly review the investment performance

of the asset classes and individual

asset managers. Due to the
diversified nature of the investments,

the Company is of the opinion

that no significant concentration

of risks
exists in its pension fund assets.
At December 31, 2022 and 2021,

plan assets include ABB Ltd’s shares

(as well as an insignificant amount

of
the Company’s debt instruments) with a

total value of $
7

million and $
8

million, respectively.
The fair values of the Company’s pension

plan assets by asset class

are presented below. For further
information on the fair value hierarchy

and an overview of the Company’s

valuation techniques applied,

see
the “Fair value measures” section of

Note 2.
Not subject
Total
December 31, 2022 ($ in millions) Level 1 Level 2 to leveling
(1)
fair value
Asset class
Equity
Equity securities
77
77
Mutual funds/commingled

funds
748
748
Emerging market mutual

funds/commingled funds
96
96
Fixed income
Government and corporate

securities
121
1,036
1,157
Government and corporate—mutual

funds/commingled funds
2,189
2,189
Emerging market bonds—mutual

funds/commingled funds
315
315
Real estate
1,172
1,172
Insurance contracts
57
57
Cash and short-term

investments
124
129
253
Private equity
54
237
291
Total
322
4,624
1,409
6,355

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

liquidation of the underlying

assets. Total
unfunded commitments for the private

equity funds were approximately

$
114

million and $
125

million at
December 31, 2022 and 2021, respectively.

The real estate funds are typically

subject to a lock-in period of
up to
three years

after subscribing. After this period,

the real estate funds typically

offer a redemption notice
of three to twelve months.
Contributions
Employer contributions were as

follows:
Defined pension Other postretirement
benefits benefits
Switzerland International International
($ in millions) 2022 2021 2022 2021 2022 2021
Total

contributions to

defined benefit pension
and other postretirement

benefit plans
37
63
58
124
7
9
Of which, discretionary

contributions to

defined benefit pension

plans
—
—
18
61
—
—
The total contributions included

non-cash contributions totaling $
12

million and $
53

million, respectively, for
2022 and 2021, of available-for-sale

debt securities to certain of the Company’s

pension plans.
The Company expects to contribute

approximately $
69

million to its defined benefit pension

plans in 2023. Of
these contributions, $
4

million are expected to be non-cash

contributions. The Company expects

to contribute
approximately $
6

million to its other postretirement

benefit plans in 2023.
The Company also contributes

to a number of defined contribution

plans. The aggregate expense for

these
plans in continuing operations

was $
269

million, $
278

million and $
205

million in 2022, 2021 and 2020,
respectively. Contributions to multi-employer plans were

not significant in 2022, 2021 and

2020.

Estimated future benefit payments
The expected future cash flows to be

paid by the Company’s plans

in respect of pension and other
postretirement benefit plans at December

31, 2022, are as follows:
Defined pension Other postretirement
benefits benefits
($ in millions) Switzerland International International
2023
212
245
6
2024
211
251
6
2025
195
248
6
2026
195
251
5
2027
186
258
5
Years 2028 - 2032
870
1,254
18

—
Note 18
Share-based payment arrangements
The Company has granted share-based

instruments to its employees

under
three

principal share
‑
based
payment plans, as more fully described

in the respective sections

below. Compensation cost for
equity
‑
settled awards is recorded in

Total

cost of sales and in

Selling, general and administrative

expenses
and totaled $
42

million, $
59

million and $
44

million in 2022, 2021 and 2020, respectively, while compensation cost for cash
‑
settled awards, recorded in Selling,

general and administrative

expenses, was not significant,
as mentioned in the WARs, LTIP and Other share ‑
based payments sections

of this note. The total tax benefit
recognized in 2022, 2021

and 2020 was not significant.
At December 31, 2022, the Company

had the ability to issue

up to
94

million new shares out of contingent
capital in connection with share ‑
based payment arrangements.

In addition,
25

million of the
100

million
shares held by the Company as

treasury stock at December 31, 2022,

could be used to settle share
‑
based
payment arrangements.
As the primary trading market for

the shares of ABB Ltd is the SIX

Swiss Exchange (on which

the shares are
traded in Swiss francs) and substantially

all the share
‑
based payment arrangements with employees

are
based on the Swiss franc share or

have strike prices set in Swiss

francs, certain data disclosed

below related
to the instruments granted under share
‑
based payment arrangements

are presented in Swiss francs.
Management Incentive Plan
Up to 2019, the Company offered, under

the MIP,

options and cash
‑
settled WARs to key employees for
no
consideration. Starting in 2020, the

employee group previously

eligible to receive grants under the

MIP were
granted shares under the LTIP (see LTIP section below) and consequently no grants were made in 2022,
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
vesting period, which is
three years

from the date of grant. All options

and WARs expire
six years

from the
date of grant.
In connection with the spin-off of the Turbocharging

Division in October 2022, the strike

prices of the options
outstanding under the MIP program

were reduced to neutralize

the effect of the spin-off on the Company’s
share price.

The amount of the reduction in

the strike price was determined

to result in an equivalent fair
value before and after the spin-off. New equivalent

warrants, with the reduced strike

prices, were listed by the
third-party bank, allowing continued

pricing and transferability. For the options held by the third-party bank, to
effect the reduction in the exercise price,

the Company settled, for cash, the options

held by the bank that
were outstanding at September 30,

2022, immediately prior

to the spin-off, and simultaneously issued

an
equivalent number of new options

for cash to the bank with lower

strike prices.
Options
The fair value of each option was estimated

on the date of grant using a lattice

model. As mentioned
previously,
no

options were granted in 2022, 2021

and 2020. In 2022,
69

million options were exercised,
representing
14

million shares, with the shares delivered

out of treasury stock. Cash received

upon exercise
amounted to approximately $
330

million. In 2022, 2021 and

2020, the aggregate intrinsic value

(on the date
of exercise) of options exercised was

approximately $
143

million, $
313

million and $
38

million, respectively.
In 2022, there were no significant

forfeitures, and at December

31, 2022, all options granted under

the MIP
were vested and exercisable. The aggregate

intrinsic value at December

31, 2022, of options outstanding
was approximately $
166

million.
Presented below is a summary, by launch, related to options

outstanding at December 31, 2022:
Weighted-
average
Number of Number of remaining
options shares contractual
Exercise price (in Swiss francs)
(1)
(in millions) (in millions)
(2)
term (in years)
21.23
6.6
1.3
0.6
22.05
61.5
12.3
1.7
17.63
33.8
6.8
2.7
Total number of options and shares
101.9
20.4
1.9
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

in 2022, 2021 and 2020 was

not significant.
At December 31, 2022,
8

million WARs were outstanding, all vested and

exercisable. In 2022, there were no
significant forfeitures. The aggregate

fair value of outstanding

WARs was $
15

million and $
29

million at
December 31, 2022 and 2021, respectively. The fair value

of WARs was determined based upon the

trading
price of equivalent warrants listed on

the SIX Swiss Exchange.

As mentioned previously,
no

WARs were granted in 2022, 2021 and 2020.

In 2021, share-based liabilities

of
$
25

million were paid upon exercise

of WARs by participants. The amount in 2022 was not

significant.
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
2022 2021 2020
Expected volatility

25%
20%
24%
Dividend yield

3.0%
2.9%
3.8%
Expected term

1 year
1 year
1 year
Risk-free interest rate

1.1%
-0.6%
-0.7%
Presented below is a summary of

activity under the ESAP:
Weighted- Weighted- Aggregate
average average intrinsic
exercise remaining value
Number of price contractual (in millions
shares (in Swiss term of Swiss
(in millions)
(1)
francs)
(2)
(in years) francs)
(2)(3)
Outstanding at January

1, 2022
1.8
30.32
Granted
1.8
27.99
Forfeited
(0.2)
30.28
Exercised (4)
(0.1)
29.16
Not exercised (savings

returned plus interest)
(1.5)
29.16
Outstanding at December

31, 2022
1.8
27.99
0.8
0.1
Vested and expected to vest at

December 31, 2022
1.8
27.99
0.8
0.1
Exercisable at December

31, 2022
—
—
—
—
(1)
Includes shares

represented

by ADS.
(2)
Information

presented for

ADS is based

on equivalent

Swiss franc

denominated

awards.
(3)
Computed using

the closing

price, in

Swiss francs,

of ABB Ltd

shares

on the SIX

Swiss Exchange

and the exercise

price of each

option in
Swiss francs.
(4)
The cash received

in 2022 from

exercises

was not significant.

The shares

were delivered

out of treasury

stock.

The exercise prices per ABB Ltd share

and per ADS of
27.99

Swiss francs and $
28.09
, respectively, for the
2022 grant,
30.32

Swiss francs and $
33.35
, respectively, for the 2021 grant, and
22.87

Swiss francs and
$
24.93
, respectively, for the 2020 grant were determined using

the closing price of the ABB Ltd share on

the
SIX Swiss Exchange and ADS on

the New York Stock Exchange on the respective grant dates.

In connection
with the spin-off of the Turbocharging Division in

October 2022, the strike prices of

the ESAP options
outstanding at the time of spin-off were

reduced,

as per the terms and conditions

of the original grant, to
neutralize the effect of the spin-off on the Company’s

share price, resulting in an

equivalent fair value before
and after the spin-off. Consequently, the exercise prices per ABB

Ltd share and per ADS for

the 2021 grant,
were adjusted to
29.16

Swiss francs and $
32.10
, respectively.
At December 31, 2022, the total unrecognized

compensation cost related to non
‑ vested options granted
under the ESAP was not significant.

The weighted
‑
average grant
‑
date fair value (per option) of options
granted during 2022, 2021

and 2020 was
2.47

Swiss francs,
1.96

Swiss francs and
1.67

Swiss francs,
respectively. The total intrinsic value (on the date of exercise)

of options exercised in 2021 was approximately
$
14

million, while in 2022

and 2020 it was not significant.
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
three-year

service
condition as defined in the terms

and conditions of the

LTIP.
The Performance Shares under the 2022

LTIP launch include a component based on

the Company’s
earnings per share performance

(weighted
50

percent), a component based on

the Company’s relative total
shareholder return (weighted
30

percent) and an environmental, social

and governance (ESG) component
based on the Company’s CO
2
e emissions reductions (weighted
20

percent). The Performance Shares

under
the 2021 and 2020 LTIP launches comprise of a component

based on the Company’s earnings

per share
performance and a component based

on the Company’s relative total

shareholder return, both with equal
weighting.
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

the relative total shareholder

return outcome
achieved between a lower

threshold (no shares delivered)

and an upper threshold (the number

of shares
delivered is capped at
200

percent of the conditional grant).

For the earnings per share performance

component of the Performance

Shares,

the actual number of shares
that will be delivered at a future date

is based on the Company’s

average earnings per share over
three
financial years, beginning

with the year of launch.

The actual number of shares

that will ultimately be
delivered will vary depending

on the earnings per share outcome as

computed under each LTIP launch,
interpolated between a lower

threshold (no shares delivered)

and an upper threshold (the number

of shares
delivered is capped at
200

percent of the conditional grant).
For the ESG component of the

Performance Shares, the actual

number of shares that will

be delivered at a
future date is based on the Company’s scope

1 and 2 CO
2
e emissions reduction over three

financial years,
beginning with the year of launch,

compared to the 2019

baseline emissions. The actual number

of shares
that will ultimately be delivered

will vary depending on

the ESG outcome as computed under the LTIP launch,
interpolated between a lower

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
Under the 2022, 2021 and 2020

LTIP launches, participants generally do not have the ability to receive any of
the award in cash, subject to legal

restrictions in certain jurisdictions.
In connection with the spin-off of the Turbocharging

Division in October 2022, the number

of shares granted
to employees under the LTIP launches was adjusted,

as per the terms and conditions

of the original grant, to
neutralize the effect of the spin-off, resulting in an

equivalent fair value

before

and after the spin-off.
Presented below is a summary of

activity under the Performance Shares

of the LTIP:
Weighted-average
Number of grant-date
Performance Shares fair value per share
(in millions) (Swiss francs)
Nonvested at January

1, 2022
1.5
23.23
Granted
0.7
33.33
Turbocharging Division spin-off
0.1
Vested
(0.3)
23.12
Forfeited
(0.1)
26.96
Nonvested at December

31, 2022
1.9
27.01
The aggregate fair value, at the dates

of grant, of Performance

Shares granted in 2022 and 2021

was
$
26

million and $
37

million, respectively, while in 2020 it was not significant. The total grant-date fair value of
shares that vested during 2022, 2021

and 2020 was not significant.

The weighted-average grant-date

fair
value (per share) of shares granted

during 2022, 2021 and 2020

was
33.33

Swiss francs,
38.92

Swiss francs
and
10.50

Swiss francs, respectively.
Presented below is a summary of

activity under the Restricted Shares

of the LTIP:
Weighted-average
Number of grant-date
Restricted Shares fair value per share
(in millions) (Swiss francs)
Nonvested at January

1, 2022
2.0
20.61
Granted
0.8
30.52
Turbocharging Division spin-off
0.1
Vested
(0.1)
19.60
Forfeited
(0.2)
23.72
Nonvested at December

31, 2022
2.6
23.65
The aggregate fair value, at the dates

of grant, of Restricted

Shares granted in 2022,

2021 and 2020 was
$
27

million, $
26

million and $
22

million, respectively. The total grant-date fair value of shares that vested
during 2022, 2021 and 2020

was not significant.

The weighted-average

grant-date fair value (per share) of
shares granted during 2022

and 2021 was
30.52

Swiss francs,
26.39

Swiss francs and
15.76

Swiss francs,
respectively.
Equity-settled awards are recorded in

the Additional paid-in capital

component of Stockholders’ equity, with
compensation cost recorded in Selling,

general and administrative expenses

over the vesting period (which

is
from grant date to the end of the vesting

period) based on the grant-date

fair value of the shares.
Cash-settled awards are recorded as a

liability, remeasured at fair value at each reporting date

for the
percentage vested, with changes

in the liability recorded in Selling,

general and administrative

expenses.

At December 31, 2022, total unrecognized

compensation cost related to equity-settled

awards under the LTIP
was $
50

million and is expected to be recognized

over a weighted-average

period of
1.8

years. The
compensation cost recorded in 2022,

2021 and 2020 for cash-settled

awards was not significant.
For the relative total shareholder

return component of the

LTIP launches, the fair value of granted shares at
grant date, for equity-settled awards,

and at each reporting

date, for cash-settled awards, is

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

outcome of the earnings per share
achievement, as computed using

a Monte Carlo simulation

model. The main inputs to this model

are the
Company’s and external financial

analysts’ revenue growth rates and

Operational EBITA margin
expectations. For the ESG component

of the LTIP launch, the fair value of granted shares

is based on the
market price of the ABB Ltd share at

grant date for equity-settled

awards and at each reporting date

for
cash-settled awards, as well as the probable

outcome of the ESG component achievement,

as determined by
internal modelling based on

the Company’s CO
2
e emissions.
Other share-based payments
The Company has other minor share-based

payment arrangements with certain

employees. The
compensation cost related to these arrangements

in 2022, 2021 and 2020 was

not significant.
—
Note 19
Stockholders' equity
Capital
At December 31, 2022, the Company

had
2,469

million authorized shares, of

which
1,965

million were
registered and issued. At December

31, 2021, the Company

had
2,557

million authorized shares, of which
2,053

million were registered and

issued.
Dividends
At the Annual General Meeting of

Shareholders (AGM) in March 2022,

the shareholders approved

the
proposal of the Board of Directors

to distribute a total of
0.82

Swiss francs per share. The

approved dividend
distribution amounted to $
1,700

million, with the Company disbursing

a portion in March 2022 and the
remaining amounts in April 2022.

At the AGM in March 2021, the shareholders

approved the proposal of the
Board of Directors to distribute a total

of
0.80

Swiss francs per share. The

approved dividend distribution
amounted to $
1,730

million, with the Company disbursing

a portion in March 2021 and the remaining
amounts in April 2021. At the AGM

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
December 31, 2022, the total unconsolidated

stockholders’ equity of ABB Ltd was
6,219

million Swiss francs
($
6,742

million), including
236

million Swiss francs ($
256

million) representing share

capital,
8,852

million
Swiss francs ($
9,597

million) representing reserves

and
2,869

million Swiss francs ($
3,111

million)
representing a reduction of equity for

treasury shares. Of the reserves,
2,869

million Swiss francs
($
3,111

million) relating to treasury shares and
47

million Swiss francs ($
51

million) representing
20

percent
of share capital, at December 31, 2022,

are restricted by law and not

available for distribution.

Treasury stock transactions
In July 2020, the Company announced

it intended to initially buy
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
129

million shares for approximately

$
3.5

billion. At the March
2021 AGM, shareholders approved

the cancellation of
115

million of the shares purchased under

this
buyback program and the cancellation

was completed in the second

quarter of 2021, resulting in a decrease
in Treasury stock of $
3,157

million and a corresponding

total decrease in Capital stock,

Additional paid-in
capital and Retained earnings.
In March 2021, the Company announced

a follow-up share buyback

program of up to $
4.3

billion. This
buyback program, which was launched

in April 2021, was executed on

a second trading line

on the SIX
Swiss Exchange and was completed in

March 2022. Through

this follow-up buyback program, the Company
purchased a total of
90

million shares for approximately

$
3.1

billion. At the March 2022 AGM,

shareholders
approved the cancellation of
88

million shares which had been

purchased under the share buyback

programs
launched in July 2020 and

April 2021. The cancellation was

completed in the second quarter

of 2022,
resulting in a decrease in Treasury stock of $
2,876

million and a corresponding

total decrease in Capital
stock, Additional paid-in capital

and Retained earnings.
In March 2022, the Company announced

a new share buyback program

of up to $
3

billion. This program,
which was launched in April

2022, is being executed on a second

trading line on the SIX Swiss

Exchange
and is planned to run until the Company’s

2023 AGM.
Under these buyback programs,

in 2022, 2021 and 2020, the Company

purchased
91

million,
78

million and
109

million, respectively, of its own shares, resulting in

an increase in Treasury stock of $
2,842

million,
$
2,651

million and $
2,835

million, respectively.
In addition to the share buyback programs,

in 2022, 2021 and 2020, the Company

purchased a combined
total of
20

million,
33

million and
13

million, respectively, of its own shares on the open market,

mainly for use
in connection with its employee share

plans, resulting in an increase

in Treasury stock of $
660

million,
$
1,032

million and $
346

million, respectively.
Obligations to issue shares relating

to employee incentive

programs
At December 31, 2022,

the Company had outstanding

obligations to deliver:
•

up to
1

million shares relating to

the options granted under

the 2017 launch of the MIP, with a
strike price of
21.23

Swiss francs, vested in August 2020

and expiring in August 2023,
•

up to
12

million shares relating to the

options granted under

the 2018 launch of the MIP, with a
strike price of
22.05

Swiss francs, vested in August 2021

and expiring in August 2024,
•

up to
7

million shares relating to

the options granted under

the 2019 launch of the MIP, with a
strike price of
17.63

Swiss francs, vested in August

2022 and expiring

in August 2025,
•

up to
2

million shares relating to

the ESAP, vesting and expiring in October 2023,
•

up to
8

million shares to Eligible

Participants under the 2022, 2021

and 2020 launches of the
LTIP,

vesting and expiring in April 2025,

April 2024

and April 2023, respectively, and
•

less than
1

million shares in connection

with certain other share-based

payment arrangements
with employees.

In addition to the above obligations,

the Company had

sold,

upon and in connection with

each launch of the
MIP,

call options to a bank at fair value,

giving the bank the right

to acquire shares equivalent to

the number
of shares represented by the MIP

WAR awards to participants. Under the terms

of the agreement with the
bank, the call options can only be exercised

by the bank to the extent that

MIP participants have exercised
their WARs. In connection with the spin-off of the Turbocharging

Division in October 2022, the Company
settled, for cash, the options outstanding

at September 30, 2022, immediately

prior to the spin-off, and
simultaneously issued to the bank

for cash an equivalent number of

new options with lower strike prices.

The
strike price of these new options was

determined so as to neutralize

the effect of the spin-off on the
Company’s share price. At December 31,

2022, such call options representing
3.3

million shares and with
strike prices ranging from
17.63

to
22.05

Swiss francs (weighted-average

strike price of
20.58

Swiss francs)
were held by the bank. The call options

expire in periods ranging

from August 2023 to August 2025.
See Note 18 for a description of

the above share
‑
based payment arrangements.
In 2022, 2021 and 2020, the Company

delivered
16

million,
36

million and
17

million shares, respectively, out
of treasury stock, for options exercised

in relation to the MIP. In addition, in 2021

and 2020, the Company
delivered
1.7

million and
1.4

million shares, respectively, out of treasury stock under

the ESAP. The number
of shares delivered in 2022 under

the ESAP was not significant.
Issuance of subsidiary shares
In November 2022, the Company received

gross proceeds of
203

million Swiss francs ($
216

million) through
a private placement of shares in its

ABB E-Mobility subsidiary, ABB E-mobility Holding

Ltd (ABB E-Mobility),
reducing the Company's beneficial

ownership in the subsidiary

from
100

percent to
92

percent. This resulted
in an increase in Additional

paid-in capital of $
120

million.
—
Note 20
Earnings per share
Basic earnings per share is calculated

by dividing income by the weighted
‑
average number of shares
outstanding during the year. Diluted earnings

per share is calculated by dividing

income by the
weighted
‑
average number of shares outstanding

during the year, assuming that all potentially

dilutive
securities were exercised, if dilutive.

Potentially dilutive securities

comprise outstanding written

call options
and outstanding options and

shares granted subject to

certain conditions under the Company’s

share
‑
based
payment arrangements. In 2022 and

2020, outstanding securities

representing a maximum of
2

million and
79

million shares, respectively, were excluded from the

calculation of diluted earnings

per share as their
inclusion would have been

antidilutive.
No
ne were excluded in 2021.
Basic earnings per share:
($ in millions, except per

share data in $)
2022 2021 2020
Amounts attributable to

ABB shareholders:
Income from continuing

operations, net of

tax

2,517
4,625
294
Income (loss) from discontinued

operations, net of

tax

(42)
(79)
4,852
Net income

2,475
4,546
5,146
Weighted-average number

of shares outstanding

(in millions)
1,899
2,001
2,111
Basic earnings per share

attributable to ABB

shareholders:
Income from continuing

operations, net of

tax

1.33
2.31
0.14
Income (loss) from discontinued

operations, net of

tax

(0.02)
(0.04)
2.30
Net income

1.30
2.27
2.44

Diluted earnings per share:
($ in millions, except per

share data in $)
2022 2021 2020
Amounts attributable to

ABB shareholders:
Income from continuing

operations, net of

tax

2,517
4,625
294
Income (loss) from discontinued

operations, net of

tax

(42)
(79)
4,852
Net income

2,475
4,546
5,146
Weighted-average number

of shares outstanding

(in millions)

1,899
2,001
2,111
Effect of dilutive securities:
Call options and shares

11
18
8
Adjusted weighted-average

number of shares

outstanding (in millions)
1,910
2,019
2,119
Diluted earnings per share

attributable to ABB

shareholders:
Income from continuing

operations, net of

tax

1.32
2.29
0.14
Income (loss) from discontinued

operations, net of

tax

(0.02)
(0.04)
2.29
Net income

1.30
2.25
2.43

—
Note 21
Other comprehensive income
The following table includes

amounts recorded within “Total other comprehensive income (loss)”

including the
related income tax effects:
2022 2021 2020
Before Tax Net of Before Tax Net of Before Tax Net of
($ in millions)
tax effect tax tax effect tax tax effect tax
Foreign currency translation

adjustments:
Foreign currency translation

adjustments

(685)
—
(685)
(521)
—
(521)
500
(2)
498
Net loss on complete

or substantially
complete liquidations

of foreign
subsidiaries
5
—
5
—
—
—
—
—
—
Changes attributable

to divestments
41
—
41
(9)
—
(9)
519
—
519
Net change during the

year
(639)
—
(639)
(530)
—
(530)
1,019
(2)
1,017
Available-for-sale securities:
Net unrealized gains (losses)

arising
during the year
(28)
5
(23)
(13)
3
(10)
31
(7)
24
Reclassification adjustments

for net

(gains) losses included in

net income
2
—
2
(6)
1
(5)
(18)
4
(14)
Changes attributable

to divestments
—
—
—
—
—
—
(3)
—
(3)
Net change during the

year
(26)
5
(21)
(19)
4
(15)
10
(3)
7
Pension and other postretirement

plans:
Prior service (costs)

credits arising
during the year
(2)
2
—
2
(2)
—
55
(12)
43
Net actuarial gains

(losses) arising
during the year
298
(72)
226
437
(26)
411
(243)
43
(200)
Amortization of prior service

cost (credit)

included in net income
(13)
(3)
(16)
(14)
—
(14)
(11)
—
(11)
Amortization of net actuarial

loss included
in net income
55
(11)
44
65
4
69
113
(25)
88
Net losses from settlements

and curtailments
included in net income
11
(2)
9
7
—
7
650
(132)
518
Changes attributable

to divestments
(8)
—
(8)
(8)
2
(6)
186
(35)
151
Net change during the

year
341
(86)
255
489
(22)
467
750
(161)
589
Derivative instruments

and hedges:
Net gains (losses) arising

during the year
(10)
(2)
(12)
7
1
8
2
—
2
Reclassification adjustments

for net (gains)
losses included in net income
12
—
12
(13)
—
(13)
(2)
2
—
Net change during the

year
2
(2)
—
(6)
1
(5)
—
2
2
Total other comprehensive income

(loss)
(322)
(83)
(405)
(66)
(17)
(83)
1,779
(164)
1,615

The following table shows changes

in “Accumulated other comprehensive

loss”

(OCI) attributable to ABB, by
component, net of tax:
Unrealized Pension and
Foreign gains (losses) other post- Accumulated
currency on available- retirement

Derivative
other
translation for-sale plan

instruments
comprehensive
($ in millions) adjustments securities adjustments

and hedges

loss
Balance at January 1, 2020
(3,450)
10
(2,145)
(5)
(5,590)
Other comprehensive

(loss) income
before reclassifications
498
24
(157)
2
367
Amounts reclassified from

OCI
519
(17)
746
—
1,248
Total other comprehensive (loss)

income
1,017
7
589
2
1,615
Less:
Amounts attributable to noncontrolling
interests
27
—
—
—
27
Balance at December 31,

2020
(2,460)
17
(1,556)
(3)
(4,002)
Other comprehensive

(loss) income
before reclassifications
(521)
(10)
411
8
(112)
Amounts reclassified from

OCI
(9)
(5)
56
(13)
29
Total other comprehensive (loss)

income
(530)
(15)
467
(5)
(83)
Less:
Amounts attributable to

noncontrolling
interests
4
—
—
—
4
Balance at December 31,

2021
(1)
(2,993)
2
(1,089)
(8)
(4,088)
Other comprehensive

(loss) income
before reclassifications
(685)
(23)
226
(12)
(494)
Amounts reclassified from

OCI
46
2
29
12
89
Total other comprehensive (loss)

income
(639)
(21)
255
—
(405)
Spin-off of the Turbocharging Division
(93)
—
(5)
—
(98)
Less:
Amounts attributable to

noncontrolling
interests and redeemable

noncontrolling interests
(34)
—
(1)
—
(35)
Balance at December 31,

2022
(3,691)
(19)
(838)
(8)
(4,556)
(1)

Due to rounding,

numbers

presented

may not add

to the totals

provided.

The following table reflects amounts

reclassified out of OCI in respect

of Foreign currency translation
adjustments and Pension and other

postretirement plan

adjustments:
($ in millions) Location of (gains) losses
Details about OCI components reclassified from OCI 2022 2021 2020
Foreign currency translation

adjustments:
Net loss on complete

or substantially complete
liquidations of foreign subsidiaries
Other income (expense),

net
5
—
—
Changes attributable

to divestments:

- Loss on solar inverters

business (see Note

4)
Other income (expense),

net
—
—
99

- Losses (gains) on other

divestments, net
Other income (expense),

net
41
(9)
—

- Loss on Power Grids

business (see Note

3)
Income (loss) from discontinued

operations, net of tax
—
—
420
Amounts reclassified

from OCI
46
(9)
519
Pension and other postretirement

plan adjustments:
Amortization of prior service

cost (credit)
Non-operational pension

(cost) credit
(1)
(13)
(14)
(11)
Amortization of net actuarial

loss
Non-operational pension

(cost) credit
(1)
55
65
113
Net losses from settlements

and curtailments
Non-operational pension

(cost) credit
(1)
11
7
650
Changes attributable

to divestments:

- Losses (gains) on divestments,

net
Other income (expense),

net
(8)
(8)
—

- Loss on Power Grids

business (see Note

3)
Income (loss) from discontinued

operations, net of tax (2)
—
—
186
Total before tax

45
50
938
Tax

Income tax expense
(16)
4
(157)
Changes in tax attributable

to divestments:

- Losses (gains) on divestments,

net
Other income (expense),

net
—
2
—

- Loss on Power Grids

business (see Note

3)
Income (loss) from discontinued

operations, net of tax
(2)
—
—
(35)
Amounts reclassified

from OCI
29
56
746
(1)

Amounts in

2020, include

a total of

$
94

million, reclassified

from OCI

to Income

(loss) from

discontinued

operations

(see Note

3).
(2)

Amounts represent

the reclassification

of OCI relating

to pensions,

including

tax, on divestment

of the

Power Grids

business.
The amounts reclassified out of

OCI in respect of Unrealized

gains (losses) on available
‑
for
‑
sale securities
and Derivative instruments and hedges

were not significant in 2022, 2021

and 2020.
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
As of December 31, 2020, the Company

has incurred substantially

all costs related to the OS program.

Liabilities associated with the

OS program are included primarily

in Other provisions. The following

table
shows the activity from the beginning

of the program to December 31, 2022:
Contract
settlement,
Employee loss order
($ in millions) severance costs

and other costs
Total
Liability at January 1, 2018
—
—
—
Expenses

65
—
65
Liability at December

31, 2018
65
—
65
Expenses

111
1
112
Cash payments

(44)
(1)
(45)
Change in estimates
(30)
—
(30)
Exchange rate differences

(3)
—
(3)
Liability at December

31, 2019
99
—
99
Expenses

119
17
136
Cash payments

(91)
(15)
(106)
Change in estimates
(10)
—
(10)
Exchange rate differences

4
—
4
Liability at December

31, 2020
121
2
123
Expenses, net of change

in estimates
2
2
4
Cash payments

(65)
(3)
(68)
Exchange rate differences

(6)
—
(6)
Liability at December

31, 2021
52
1
53
Expenses, net of change

in estimates
(7)
1
(6)
Cash payments

(22)
(1)
(23)
Exchange rate differences

(3)
—
(3)
Liability at December

31, 2022
20
1
21
The following table outlines

the costs incurred in 2020 and

the cumulative costs incurred under

the program
per operating segment as well as Corporate

and Other:
-
Cumulative costs
Costs incurred in incurred up to
($ in millions) 2020 December 31, 2020
Electrification
35
85
Motion

18
25
Process Automation
37
61
Robotics & Discrete Automation
10
18
Corporate and Other

49
114
Total
149
303

The Company recorded the following

expenses, net of change in estimates, under

this program:

Cumulative costs
Costs incurred in incurred up to
($ in millions) 2020 December 31, 2020
Employee severance

costs
109
255
Estimated contract settlement,

loss order and other

costs
17
18
Inventory and long-lived asset

impairments
23
30
Total
149
303
Restructuring expenses recorded for

this program are included

in the following line items in the Consolidated
Income Statements:
($ in millions) 2020
Total

cost of sales

38
Selling, general and administrative

expenses

37
Non-order related research

and development expenses

4
Other income (expense),

net

70
Total
149
Other restructuring-related activities
In addition, during 2022, 2021

and 2020, the Company executed

various other restructuring
‑
related activities
and incurred the following charges,

net of changes in estimates:

($ in millions) 2022 2021 2020
Employee severance

costs

81
101
164
Estimated contract settlement,

loss order and other

costs
209
31
18
Inventory and long-lived asset

impairments

7
24
12
Total
297
156
194
Expenses associated with these activities

are recorded in the following

line items in the Consolidated

Income
Statements:
($ in millions) 2022 2021 2020
Total

cost of sales

24
71
95
Selling, general and administrative

expenses

40
21
50
Non-order related research

and development expenses

2
2
10
Other income (expense),

net

231
62
39
Total
297
156
194
In 2022, the Company completed a plan

(initiated in 2021) to fully exit its

full train retrofit business by
transferring the remaining contracts

to a third party. The Company recorded $
195

million of restructuring
expenses in connection with this business

exit primarily for contract settlement

costs. Prior to exiting this
business, the business was reported

as part of the Company’s non-core

business activities within Corporate
and Other.
At December 31, 2022 and 2021,

$
198

million and $
212

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

and
sensing devices, control products,

wiring accessories, enclosures

and cabling systems and
intelligent home and building

solutions, designed to integrate and

automate lighting, heating,
ventilation, security and data communication

networks. The products and services

are delivered
through seven operating Divisions:

Distribution Solutions, Smart

Power, Smart Buildings,
E-mobility, Installation Products, Power Conversion and

Service.
•
Motion:
designs, manufactures, and

sells drives, motors, generators

and traction converters that
are driving the low-carbon future for

industries, cities, infrastructure

and transportation. These
products, digital technology and

related services enable industrial

customers to increase energy
efficiency, improve safety and reliability, and achieve precise control of their processes.

Building
on over 130 years of cumulative experience

in electric powertrains, the Business

Area combines
domain expertise and technology

to deliver the optimum solution

for a wide range of applications
in all industrial segments. In addition,

the Business Area, along with its partners,

has a leading
global service presence. These products

and services are delivered

through seven operating
Divisions: Large Motors and

Generators, IEC LV Motors, NEMA Motors, Drive Products,

System
Drives, Service and Traction, as well as, prior

to its sale in November 2021,

the Mechanical
Power Transmission Division.
• Process Automation:
develops and sells a broad

range of industry-specific,

integrated
automation, electrification and digital

systems and solutions, as well

as digital solutions, lifecycle
services, advanced industrial analytics

and artificial intelligence

applications and suites for the
process, marine and hybrid industries.

Products and solutions include

control technologies,
advanced process control software

and manufacturing execution

systems, sensing,
measurement and analytical instrumentation,

marine propulsion systems and turbochargers.

In
addition, the Business Area offers a comprehensive

range of services ranging

from repair to
advanced services such as remote

monitoring, preventive maintenance,

asset performance
management, emission monitoring

and cybersecurity services.

The products, systems and
services are delivered through

five operating Divisions:

Energy Industries, Process Industries,
Marine & Ports and Measurement

& Analytics, as well as, prior to

its spin-off in October 2022, the
Turbocharging Division (Accelleron).
• Robotics & Discrete Automation:

delivers its products, solutions

and services through two
operating Divisions: Robotics

and Machine Automation. Robotics

includes industrial robots,
autonomous mobile robotics, software,

robotic solutions, field services,

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

with customers for 2022, 2021
and 2020:
2022
($ in millions) Electrification Motion
Process
Automation
Robotics &
Discrete
Automation
Corporate
and Other Total
Geographical markets

Europe

4,449
2,031
2,248
1,494
63
10,285

The Americas

5,332
2,148
1,566
524
3
9,573
of which: United States
3,918
1,787
943
373
2
7,023

Asia, Middle East and Africa

4,123
2,101
2,199
1,155
10
9,588
of which: China

1,984
1,147
666
897
2
4,696
13,904
6,280
6,013
3,173
76
29,446
Product type

Products
12,179
5,380
1,337
1,863
7
20,766

Systems
830
—
1,974
832
69
3,705

Services and software
895
900
2,702
478
—
4,975
13,904
6,280
6,013
3,173
76
29,446

Third-party revenues
13,904
6,280
6,013
3,173
76
29,446

Intersegment revenues
201
465
31
8
(705)
—
Total revenues
14,105
6,745
6,044
3,181
(629)
29,446
2021
($ in millions) Electrification Motion
Process
Automation
Robotics &
Discrete
Automation
Corporate
and Other Total
Geographical markets

Europe

4,517
2,015
2,416
1,578
3
10,529

The Americas

4,465
2,346
1,431
439
5
8,686
of which: United States
3,304
1,952
833
308
—
6,397

Asia, Middle East and Africa

3,975
2,111
2,367
1,270
7
9,730
of which: China

2,087
1,156
740
949
—
4,932
12,957
6,472
6,214
3,287
15
28,945
Product type

Products
10,706
5,555
1,496
2,159
4
19,920

Systems
1,367
—
1,802
645
11
3,825

Services and software
884
917
2,916
483
—
5,200
12,957
6,472
6,214
3,287
15
28,945

Third-party revenues
12,957
6,472
6,214
3,287
15
28,945

Intersegment revenues
230
453
45
10
(738)
—
Total revenues
13,187
6,925
6,259
3,297
(723)
28,945

2020
($ in millions) Electrification Motion
Process
Automation
Robotics &
Discrete
Automation
Corporate
and Other Total
Geographical markets

Europe

4,008
1,934
2,322
1,429
15
9,708
The Americas

4,050
2,173
1,321
385
7
7,936
of which: United States
3,093
1,846
805
270
5
6,019
Asia, Middle East and Africa

3,506
1,807
2,038
1,024
7
8,382
of which: China

1,820
926
628
714
3
4,091
11,564
5,914
5,681
2,838
29
26,026
Product type

Products
9,951
5,040
1,263
1,635
53
17,942
Systems
743
—
1,665
780
(24)
3,164
Services and software
870
874
2,753
423
—
4,920
11,564
5,914
5,681
2,838
29
26,026
Third-party revenues
11,564
5,914
5,681
2,838
29
26,026
Intersegment revenues (1)
360
495
111
69
(927)
108
Total revenues
11,924
6,409
5,792
2,907
(898)
26,134
(1)

Intersegment

revenues

until June

30, 2020,

include sales

to the Power

Grids business,

which is

presented

as discontinued

operations,

and
are not eliminated

from Total

revenues

(see Note

3).

Revenues by geography reflect the location

of the customer. In 2022, 2021 and 2020

the United States and
China are the only countries where

revenue exceeded
10

percent of Total revenues. In each of 2022, 2021
and 2020 more than
98

percent of the Company’s total

revenues were generated from customers

outside
Switzerland.

The following tables present Operational

EBITA, the reconciliations of consolidated

Operational EBITA to
Income from continuing operations

before taxes, as well as Depreciation

and amortization, and Capital
expenditure for 2022, 2021 and

2020, as well as Total assets at December 31, 2022, 2021 and

2020:
($ in millions) 2022 2021 2020
Operational EBITA:
Electrification
2,328
2,121
1,681
Motion
1,163
1,183
1,075
Process Automation

848
801
451
Robotics & Discrete Automation

340
355
237
Corporate and Other:
— Non-core and divested

businesses
5
(39)
(133)
— Stranded corporate

costs
—
—
(40)
— Corporate costs and

Other intersegment elimination
(174)
(299)
(372)
Total
4,510
4,122
2,899
Acquisition-related amortization
(229)
(250)
(263)
Restructuring, related and

implementation

costs
(1)
(347)
(160)
(410)
Changes in obligations

related to divested businesses
88
(9)
(218)
Changes in pre-acquisition

estimates
(10)
6
(11)
Gains and losses from

sale of businesses
(7)
2,193
(2)
Fair value adjustment on

assets and liabilities

held for sale
—
—
(33)
Acquisition-

and divestment-related

expenses and integration

costs
(195)
(132)
(74)
Other income/expenses

relating to the Power

Grids joint venture
(57)
(34)
(20)
Foreign exchange/commodity

timing differences in income

from operations:
Unrealized gains and losses

on derivatives (foreign

exchange,

commodities, embedded

derivatives)
32
(54)
67
Realized gains and losses

on derivatives where

the underlying hedged

transaction has not yet been

realized
(48)
(2)
26
Unrealized foreign exchange

movements on receivables/payables

(and

related assets/liabilities)
(15)
20
(33)
Certain other non-operational

items:
Costs for divestment of Power

Grids
—
—
(86)
Regulatory, compliance and legal costs
(317)
—
(7)
Business transformation

costs
(2)
(152)
(92)
(37)
Favorable resolution of an

uncertain purchase

price adjustment
15
6
36
Gains and losses from

sale of investments in

equity-accounted companies
43
—
—
Certain other fair value

changes, including asset

impairments
(3)
45
119
(239)
Other non-operational items
(19)
(15)
(2)
Income from operations
3,337
5,718
1,593
Interest and dividend income
72
51
51
Interest and other finance

expense
(130)
(148)
(240)
Losses from extinguishment

of debt
—
—
(162)
Non-operational pension

(cost) credit
115
166
(401)
Income from continuing

operations before

taxes
3,394
5,787
841
(1)

Amount in

2022 includes

impairment

of certain

assets.

Amount in

2020 includes

$
67

million of

implementation

costs

in relation

to the
OS program

.
(2)

Amounts in

2022 and

2021 include

ABB Way

process transformation

costs

of $
131

million and

$
80

million, respectively.
(3)

Amount in

2020 includes

goodwill

impairment

charges of

$
311

million.

Depreciation and Total assets (1), (2)
amortization Capital expenditures
(1)
at December 31,

($ in millions) 2022 2021 2020 2022 2021 2020 2022 2021 2020
Electrification
406
425
411
385
345
316
13,992
12,831
12,800
Motion
141
172
182
150
230
118
6,565
5,936
6,495
Process Automation

75
83
80
100
85
75
4,598
5,009
5,008
Robotics & Discrete
Automation
141
144
131
86
96
65
4,901
4,860
4,794
Corporate and Other
51
69
111
41
64
120
9,092
11,624
11,991
Consolidated
814
893
915
762
820
694
39,148
40,260
41,088
(1)

Capital expenditures

and Total

assets are

after intersegment

eliminations

and therefore

reflect

third-party

activities

only.
(2)

At December

31, 2022,

2021 and 2020,

Corporate

and Other

includes

$
96

million,

$
136

million and

$
282

million, respectively,

of assets

in
the Power

Grids business

which is

reported as

discontinued

operations

(see Note

3). In

addition,

at December

31, 2021

and 2020,
Corporate

and Other

included $
1,609

million and

$
1,710

million, respectively,

related

to the equity

investment

in Hitachi

Energy,

which was
subsequently

sold in

December

2022 (see

Note 4).
Other geographic information
Geographic information for long-lived

assets was as follows:
Long-lived assets at
December 31,
($ in millions) 2022 2021
Europe
2,533
2,670
The Americas
1,256
1,260
Asia, Middle East and Africa
963
1,009
Total
4,752
4,939
Long
‑
lived assets represent “Property, plant and equipment, net” and

“Operating lease right-of-use

assets”
and are shown by location of the

assets. At December 31, 2022, approximately
20

percent,
13

percent and
8

percent of the Company’s long
‑
lived assets were located in

the United States,

China and Switzerland,
respectively. At December 31, 2021, approximately
19

percent,
12

percent and
11

percent of the Company’s
long
‑
lived assets were located in the United States,

China and Switzerland, respectively.
2023 Realignment of segments
Commencing in January 2023,

the E-mobility Division is no longer

managed within the Electrification
Business Area and has become an independent

Division and a separate operating

segment. The Division
does not currently meet any of the

size thresholds to be considered

a reportable segment and will

be
presented within Corporate and

Other.
—
Note 24
Subsequent events
Divestments
On January 19, 2023, the Company

reached an agreement to sell

its Power Conversion Division

to AcBel
Polytech Inc. for $
505

million in cash. The transaction

is subject to regulatory approvals

and is expected to be
completed in the second half of 2023.

Debt
On January 16, 2023, the Company issued

the following EUR Instruments:

(i) EUR
500

million of
3.25
%
Instruments, due 2027, and (ii) EUR
750

million of
3.375
% Instruments, due 2031, both paying

interest
annually in arrears at a fixed rate.

The aggregate net proceeds

of these EUR Instruments, after discount

and
fees, amounted to EUR
1,235

million (equivalent to approximately

$
1,338

million on date of issuance).
As of February 23, 2023, the Company

has repaid all amounts previously

outstanding at December 31, 2022,
under the $
2

billion Euro commercial paper

program.
Income taxes
In February 2023, on completion

of a tax audit, the Company obtained

resolution of an uncertain tax position
for which an amount was recorded

within Other non-current liabilities

as of December 31, 2022. Due to the
resolution of this matter, the Company expects to release

the provision of approximately $
200

million in the
first quarter of 2023.
Stockholders’ equity
In February 2023, the Company announced

that a proposal will be put to the 2023

AGM for approval by the
shareholders to distribute
0.84

Swiss francs per share to

shareholders.
In February 2023, the Company obtained

an additional amount of funding

raised through the private
placement of new shares of ABB E-Mobility, increasing

the total gross proceeds by an additional
325

million
Swiss francs (approximately $
351

million) and further reducing

the Company’s ownership in ABB E-Mobility
to
81

percent.