Form 20-F
period 2023-12-31
ABB LTD
filed 2024-02-23
CIK 1091587

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________
FORM
20-F
☐
REGISTRATION

STATEMENT

PURSUANT TO SECTION

12(b) OR (g) OF THE SECURITIES

EXCHANGE ACT OF

1934
OR
☒
ANNUAL REPORT PURSUANT

TO SECTION 13

OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF

1934
For the fiscal year ended
December 31, 2023
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
Richard A. Brown
Affolternstrasse 44
CH-8050
,
Zurich
,
Switzerland
Telephone: +
41
-
43
-
317-7111
Facsimile:
+41-43-317-4343
(Name, Telephone, E-mail

and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant

to Section 12(b) of the Act: None.
Securities registered or to be registered pursuant

to Section 12(g) of the Act:
Title of each class Trading Symbol(s) Name of each exchange on which registered
American Depositary Shares,
each representing one Registered Share
ABBNY
Over-the-Counter

(OTC) Markets
_________________________________________
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.
Indicate the number of outstanding shares of each of the

issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
1,841,507,246

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
4
Item 2. Offer Statistics and Expected Timetable
4
Item 3. Key Information
4
Item 3A. [Reserved]
14
Item 4. Information on the Company 14
Item 4A. Unresolved Staff Comments 34
Item 5.
Operating and Financial Review

and Prospects
35
Item 6.
Directors, Senior Management and

Employees
78
Item 7.
Major Shareholders and Related

Party Transactions
139
Item 8. Financial Information 140
Item 9. The Offer and Listing 141
Item 10. Additional Information 142
Item 11.
Quantitative and Qualitative Disclosures

About Market Risk
151
Item 12.
Description of Securities Other

than Equity Securities
153
PART II 154
Item 13.
Defaults, Dividend Arrearages and

Delinquencies
154
Item 14.
Material Modifications to the Rights

of Security Holders

and Use of Proceeds
154
Item 15. Controls and Procedures 154
Item 16. [Reserved]
155
Item 16A. Audit Committee Financial Expert
155
Item 16B. Code of Ethics
155
Item 16C.
Principal Accountant Fees and

Services
156
Item 16D.
Exemptions from the Listing Standards

for Audit Committees
156
Item 16E.
Purchase of Equity Securities by

Issuer and Affiliated Purchasers
156
Item 16F. Change in Registrant’s Certifying Accountant 157
Item 16G. Corporate Governance 157
Item 16H. Mine Safety Disclosure 157
Item 16I.
Disclosure Regarding

Foreign Jurisdictions that Prevent Inspections
157
Item 16J. Insider trading policies 157
Item 16K. Cybersecurity 158
PART III 159
Item 17. Financial Statements 159
Item 18. Financial Statements 159
Item 19. Exhibits 160

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

The
information contained on or accessible

from our Web site is not incorporated

into this annual report, and you
should not consider it to be a part of

this annual report.
Financial and other information
The Consolidated Financial

Statements of ABB Ltd, including

the Notes thereto, as of December 31, 2023
and 2022,

and for each of the years in the

three-year period ended

December 31, 2023, (our Consolidated
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

Economic and Monetary Union
(Eurozone); (iv) “SEK” and “Swedish

krona”

refer to the lawful currency

of Sweden; (v) ‘‘GBP’’ and ‘‘British
pound’’ refer to the lawful currency of

the United Kingdom, (vi) “CNY” and “Chinese

renminbi”

refer to the
lawful currency of the People’s Republic

of China; and (vii) “INR” and “Indian

Rupee”

refer to the lawful
currency of India.
Except as otherwise stated, all monetary

amounts in this Annual

Report are presented in U.S. dollars.

Where
specifically indicated, amounts in

Swiss francs have been

translated into U.S. dollars. These translations

are
provided for convenience only, and they are not representations that the Swiss franc could be converted

into
U.S. dollars at the rate indicated.

The twelve o’clock buying rate in

the City of New York for cable transfers as
certified for customs purposes by

the Federal Reserve Bank of New York for Swiss francs on

December 29,
2023,

was $1.00 = CHF 0.8405.

The twelve o’clock buying rate for Swiss

francs on February 16, 2024, was
$1.00 = CHF 0.8813.
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

this Annual Report and include,

without
limitation, the following:
Business, economic and industry

risks
•

Our business is exposed to risks

associated with the volatile

global economic environment and
political conditions.
•

Our operations in emerging markets

expose us to risks associated

with conditions in those
markets.
•

We may encounter difficulty in managing

our business due to the global nature

of our operations.
•

We operate in very competitive and

rapidly changing markets and

could be adversely affected if
we fail to keep pace with technological

changes.
•

Industry consolidation could result

in more powerful competitors and

fewer customers.
•

Increases in costs or limitation

of supplies of raw materials

may adversely affect our financial
performance.
•

Our multi-national operations expose

us to the risk of fluctuations

in currency exchange rates.

Operational risks
•

Increased information technology

(IT) security threats and more

sophisticated cyber-attacks

have
in the past, and could in the future, pose

a risk to our systems, networks,

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

operations may expose us to
environmental liabilities.
•

We have been affected and could in the

future be affected by laws or regulations

enacted to
address climate change concerns, including

non-financial reporting disclosure

requirements, as
well as the physical effects of climate

change.
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

global health crises
(such as COVID-19),

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

payments of amounts they owe us and

this has led and may lead to additional

expense for credit losses for us, which

may adversely affect our
results of operations and cash flows.

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

may be adversely affected. In 2023, our

total
revenues from business with countries

identified by the U.S. government

as state sponsors of terrorism
represented significantly less than 1 percent

of our total revenues. Based on

the amount of revenues and
other relevant quantitative and qualitative

factors, we have determined

that our business in 2023

with
countries identified by the U.S. government

as state sponsors of terrorism was

not material.
Our operations in emerging markets

expose us to risks associated

with conditions in those markets.
A significant amount of our operations

is conducted in the emerging

markets in South America, Asia,

and the
Middle East and Africa. In 2023, approximately

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

31, 2023, employed more
than 105,000 people, of which approximately

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

we operate, including: China,

India,
South Africa, Egypt and Turkiye. All of this

may impact our ability to protect

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
In 2023, we experienced some continuing

global supply chain challenges

such as rising costs, port
congestion, material access issues

and some geopolitical uncertainty. Although we

were able to mitigate
these disruptions, we cannot assure

you that our mitigation efforts will be

sufficient to overcome future supply
chain constraints.
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

appreciate in value against

such other
currencies, our competitive position

may be weakened.
—
Operational risks
Increased information technology

(IT) security threats and more sophisticated

cyber-attacks have in
the past, and could in the future,

pose a risk to our systems,

networks, products, solutions and
services.
We have observed a global increase

in IT security threats and more sophisticated

cyber-attacks, which pose
a risk to the security of systems and

networks and the confidentiality, availability

and integrity of data stored
and transmitted on those systems

and networks. Although

we have experienced occasional

cybersecurity
incidents, none have had a material

effect on our business operations. Since

we have in the past and may in
the future experience cyber-attacks

against our systems, networks, products,

solutions and services,

we have
incurred, and expect that we will continue

to incur substantial costs to help

mitigate this risk. Similarly, we
have observed a continued increase

in attacks generally against industrial

control systems as well as against
our customers and the systems

we supply

to them, which has in the past

and may in the future pose a risk

to
the security of those systems and networks.

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
Power Conversion business and

the spin-off of the Turbocharging business, depends

on whether we

successfully manage the related risks.

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

proven in all situations
and environments and may lead

to premature failure or unplanned

degradation of products,
•

changes in the cost of components,

materials or labor,

•

difficulties in obtaining required

governmental permits or approvals,
•

delays caused by customers,

force majeure or local weather

and geological conditions, including
global health crises and natural disasters,
•

shortages of construction equipment,
•

changes in law or government policy,
•

supply bottlenecks, especially of key

components,

•

suppliers’, subcontractors’ or consortium

partners’ failure to perform

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

or claims for damages to persons,

property,
natural resources or the environment,

could result in substantial

costs and liabilities to us.

We have been affected and could in

the future be affected by laws or regulations

enacted to address
climate change concerns,

including non-financial

reporting disclosure requirements,

as well as the
physical effects of climate change.
Existing or pending laws and

regulations intended to address

climate change concerns could

affect us in the
future. We have incurred, and may need

to incur additional costs to

comply with these laws and regulations
and any non-compliance could

adversely affect our reputation and result in

significant fines. We have
incurred, and may need to incur, additional

costs and we need to establish additional

processes to comply
with new non-financial reporting

disclosure requirements. We could also be affected

indirectly by increased
prices for goods or services provided

to us by companies that are

directly affected by these laws and
regulations and pass their increased

costs through to their customers.

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

know-how and software to optimize
how things are manufactured, moved,

powered,

and operated. Building

on more than 140 years of
excellence, ABB’s more than 105,000 employees

are committed to driving innovations

that accelerate
industrial transformation.

We operate in approximately 100 countries across

three regions: Europe, the Americas,

and Asia, Middle
East and Africa,

and generate revenues in numerous

currencies. We are headquartered

in Zurich,
Switzerland,

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
305 Gregson Drive, Cary, North Carolina 27511. Our internet address is www.abb.com or global.abb.

The
information contained on or accessible

from our website is not incorporated

into this annual report, and you
should not consider it to be a part of

this annual report. The United

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

to the
newly formed ABB Asea Brown

Boveri Ltd, of which they each

owned 50 percent. In 1996, Asea

AB was
renamed ABB AB and BBC Brown

Boveri AG was renamed ABB

AG. In February 1999, the ABB

Group
announced a group reconfiguration

designed to establish a single parent

holding company and a single

class
of shares. ABB Ltd was incorporated

on March 5, 1999, under the laws

of Switzerland. In June 1999,
ABB Ltd became the holding company

for the entire ABB Group.

This was accomplished by having

ABB Ltd
issue shares to the shareholders

of ABB AG and ABB AB, the two

companies that formerly owned

the ABB
Group. The ABB Ltd shares were

exchanged for the shares

of those two companies, which,

as a result of the
share exchange and certain related

transactions, became wholly
‑
owned subsidiaries of ABB Ltd.
ABB Ltd shares are currently listed

on the SIX Swiss Exchange

and the NASDAQ OMX Stockholm
Exchange.

On May 12, 2023,

we filed the required Form

25 with the SEC to delist ABB’s American
Depositary Shares (ADSs) from trading

on the New York Stock Exchange (NYSE). In connection with

the
delisting from the NYSE which became

effective May 23, 2023,

we converted our ADS program

from a
sponsored Level II program into

a sponsored Level I program.

The new Level I ADSs were assigned

a new
stock ticker (ABBNY) upon delisting

and are now traded on the over-the-counter

(OTC) markets.
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

development spending in 2023

amounted to approximately 4.1 percent

of
revenues. We focus our research and

development expenditures

on key areas of innovation and have

spent
approximately $9.2 billion

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

During
2023

we cemented the decentralized way

of working at ABB within

all our divisions,

ensuring accountability,
transparency and speed in decision

making.

Our focus area in 2024

will be to increasingly shift our focus

to
profitable growth, and further increase

the number of our divisions

with this mandate.

Strong performance
management is key in a decentralized

business model. We apply a

monthly scorecard system for

the
divisions and Business areas, based

on a standardized set of Key Performance

Indicators, to support full
transparency of operational performance.

It is accompanied by a limited

select number of short-term
incentives, including the mandatory

target to make annual productivity

improvements of at least 3-5 percent
each year.
The corporate functions focus on

necessary strategic, financial

and governance activities, with a lean
headcount of approximately 800

employees.

Enhanced growth profile
Over the past several years, we have

taken significant actions to align

our business portfolio around

our
Purpose, resulting in all divisions

now active only within the markets of

electrification and automation.

Both of
these markets are benefiting from

increasing global investments

to decarbonize, increase energy

efficiency
and to automate and increase

flexibility in society, including industrial manufacturing,

buildings and process
industries.

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

into increased
demand for our electrification and automation

offering. The demand for electricity is growing

ten times as fast
as other energy sources, resulting

in approximately 50 percent

higher average annual

investments

into
distribution networks over the next seven

years (source: IEA World Energy

Outlook 2023, Announced
Pledges Scenario).

The share of low-carbon sources in

the global energy mix is expected

to increase to
approximately 70 percent by 2050

from only 20 percent today (source:

IEA World Energy Outlook 2023,
Announced Pledges Scenario).

The need to improve energy efficiency has never

been more relevant, from
both the perspective of sustainable

operations and reducing operating

costs in a high energy cost
environment. Investments in energy efficiency

are expected to increase 46 percent

per year over the next
seven years versus the seven previous

years (source: IEA World Energy

Outlook 2023, Announced Pledges
Scenario). Today approximately 45 percent of the world’s electricity is converted into motion by electric
motors yet only approximately 20 percent

of the world’s electric motors are optimized

through the control of
drives.

Lastly, the global number of working age people

(25 to 64 years) per retiree (65 years or

over) is
expected to fall by about 20 percent over

the next ten years (source: United

Nations World Population
Prospects 2019), supporting demand

for robotics and automation solutions.

We believe ABB’s offering is well
positioned to address these trends.
—
Businesses
Our markets
ABB is a technology leader in

electrification and automation

with a comprehensive digitalized

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

modular offering,
combining traditional products

and services with software-enabled

products and systems as well as digital
services and software that we sell

both separately and combined

as scalable solutions. Our advanced
software is a key differentiation of our digital

offering and about 55 percent of our

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
In discrete industries, we saw a normalization

of customers’ order patterns following

a period of pre-buying
due to extended delivery lead

times as a result of the supply

chain constraints in 2022.

Demand in the
automotive segment remained

at a high level due to broadly

accelerating investments in the EV segment,
while the general industry and

consumer-related robotics segments

declined.
Late-cycle process industries were

strong across nearly all customer

segments.

We saw particular strength in
oil & gas-related demand. Strength

was also noted in refining,

petrochemicals and the energy-related
low-carbon segments.
Transport & infrastructure market
Approximately one-third of our customers

operate in the transport & infrastructure

market. Our expertise
provides efficient, reliable and sustainable

solutions for these customers, with

a focus on energy efficiency
and reduced operating costs.
In transport & infrastructure, there

was very strong order development

across data centers.

The buildings
segment saw weakness in all three regions

in residential-related

demand. Demand in the commercial
construction segments varied by geography,

where the U.S. and Europe remained

stable through most of the
year but weakness was noted in

China towards the latter

part of the year.

In the marine segment there were
positive developments

for the cruise ship sector as well as strong

demand in general marine

and ports.
Utilities market
We deliver solutions mainly for distribution

utilities and renewables

customers, while continuing to service
conventional power generation

customers with our control and automation

solutions.

During 2023, the renewables

markets continued to see strong growth.

Business levels in the conventional
power generation market remained

stable. Demand from electrical distribution

utilities remained strong, with
ongoing investments to increase grid

reliability and resilience

due to increased integration of renewables.
We serve our customers through our operating

divisions which are included

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

and low-voltage
electrical components, switchgear, digital devices, enclosures,

and circuit breakers, among others.

With our
products, solutions and services, we

collaborate with customers

to improve power delivery and security,
enhance energy management,

efficiency and operational reliability, as we seek to achieve a low carbon
society.
The Electrification Business area delivers

products to end customers

through a global network of channel
partners and end customers. More

than half of the Business area’s revenue

is derived from distributors and
approximately a quarter is derived from

direct sales to end-users. The remaining

revenues are generated
from original equipment manufacturers

(OEMs), engineering,

procurement and construction (EPC)
contracting companies, system

integrators, utilities and

panel builders. The proportion of

direct compared to
channel partner sales varies by segment,

product technology

and geographic markets.
The Electrification Business area

had approximately 50,300 employees

as of December 31, 2023, and
generated $14.6 billion of revenues

in 2023.
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
segments.
Products and Services
As of December 31, 2023, the Electrification

Business area’s products and services

are delivered through five
operating divisions. The Business area

divested its Power Conversion

Division in July 2023, which designed,
developed, and manufactured

end-to-end power conversion

solutions for mission-critical applications

in the
telecommunications, data center, and industrial

sectors.
The Distribution Solutions Division

facilitates the efficient and reliable

distribution, protection and control of
power by improving electric power

quality while strengthening

the resilience of the grid. The Division offers
segment-specific products and

solutions that largely serve utilities,

industry and infrastructure segments,
often providing the requisite medium-voltage

link between high-voltage

transmission systems and low-voltage
users. With ABB Ability™

enabled connected solutions

at its core, the offering includes medium-voltage

air-
and gas-insulated switchgear

(1 to 66 kilovolts), indoor and outdoor

circuit breakers, reclosers, fuses,
contactors, relays, instrument

transformers, sensors, motor

control centers, as well as low-voltage

switchgear
for the ANSI standard markets.
The Smart Power Division provides

energy distribution solutions

for data centers, industrial and
manufacturing plants, critical infrastructure

and commercial buildings.

The Division’s technical teams work
closely with industry partners, delivering

advanced solutions that support rapid

growth, energy transition, and
sustainability objectives. The Division’s portfolio

includes industrial circuit breakers,

low-voltage systems,
motor starting applications, and

safety devices like switches

and relays. Its Power Protection

unit supports
the world’s largest data center companies

with advanced energy-efficient

UPS solutions. The Division’s

ABB
Ability™

Energy Manager provides a scalable,

easy-to-use platform that helps

organizations save energy and
reduce CO
2

emissions.

The Smart Buildings Division

enables optimization of energy

efficiency, safety,

security and comfort for any
building type, through new installations

or retrofit solutions. The Division

offers integrated digital technologies
to control HVAC, lighting, shutters, and security, in addition to energy distribution solutions including DIN rail
products, enclosures and emergency

lighting through to industrial

plugs and sockets and conventional

wiring
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

to address
even the most complex of customers’

carbon reduction strategies.
The Installation Products Division

helps manage the connection,

protection and distribution of electrical
power from source to socket. The Division’s

products are engineered

to provide ease of installation and
perform in demanding and harsh

conditions, helping to ensure

safety and continuous operation for

utilities,
businesses and people

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

and
industrial applications. The Division

also manufactures solutions

for medium-voltage applications

used in the
utility market under its marquee

brands including Elastimold™ reclosers

and switchgear, capacitor switches,
current limiting fuses, Homac™

distribution connectors, Hi-Tech Valiant™

full-range current limiting fuse

for
fire mitigation, faulted current indicators

and distribution connectors,

cable accessories and apparatus

with
products for overhead and underground

distribution. Manufacturing

includes made-to-stock and custom-
made solutions.
The Service Division partners with

our customers to improve

the availability, reliability, predictability and
sustainability of electrical products and

installations. The Division’s

extensive service portfolio offers product
care, modernization, and advisory services

to improve performance, extend

equipment lifetime and

deliver
new levels of operational and

sustainable efficiency. We help customers keep resources in use for as long as
possible, extracting the maximum value

from them, and then recovering

and regenerating products and
materials at the end of their useful

life.
Sales and Marketing
Sales and marketing is generally

conducted within the divisions

in the Electrification Business area. This
enables the divisions to manage

their respective end-to-end activities

and create demand across all
channels, products and solutions.

They increase focus and speed

for our customers to drive faster growth.
Where necessary, the divisions work together on joint services,

such as the management

of accounts,
channels, and segment-sales,

engaging in a range of promotional

activities,

both internal and external.
Competition
The Electrification Business area’s principal

competitors vary by product group and

include Atkore, Chint,
Eaton, Hager, Hubbell, Legrand, LS Electric, Mitsubishi

Electric,

nVent, Panasonic, Schneider Electric,
Siemens and Vertiv.
Capital Expenditures
The Electrification Business area’s capital

expenditures for property, plant and equipment totaled

$386 million
in 2023, compared to $343 million

in 2022. Investments in 2023

principally related to real estate investments,
capacity expansion, as well as equipment

replacement and upgrades.

Geographically, in 2023, Europe
represented 53 percent of the capital

expenditures, followed

by the Americas (35 percent) and Asia,

Middle
East and Africa (12 percent).

—
Motion Business area
Overview
The Motion Business area provides pioneering

technology, products, solutions and related services

to
industrial customers to increase

energy efficiency, improve safety and reliability, and maintain precise control over processes. The portfolio

includes motors, generators and

drives for a wide range of applications

in all
industrial sectors.

The Motion Business area designs,

manufactures and sells

drives, motors, generators, and traction
converters. Building on long-standing

experience in electric powertrains,

the Business area combines

domain
expertise and technology to deliver

the optimum solution for a wide range

of applications for a comprehensive
range of industrial segments. In addition,

the Business area, along with

its channel partners, has an industry
leading global service presence.
The Motion Business area had approximately

22,300 employees as of December

31, 2023, and generated
$7.8 billion of revenues in 2023.
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
The System Drives Division is the

market leader in high-power, high-performance

drives, drive systems and
packages for industrial process and

large infrastructure applications,

and a leading supplier of power
conversion equipment for renewable

energy and other applications. The Division

offers global support to help
customers, partners and equipment

manufacturers with asset reliability, performance

improvement and
energy efficiency in mission critical applications.
The Service Division serves customers

worldwide by maximizing

uptime, extending product life cycle and
enhancing the performance and

energy efficiency of their electrical

motion solutions. The Division

is leading
the way in digitalization by securely

connecting motors and

drives, increasing operational

uptime and
improving efficiency. The services offered make the difference for our customers and partners every

day by
helping keep their operations

running profitably, safely and reliably.
The Traction Division is a recognized leader

in onboard propulsion technologies

that drive innovation in rail,
bus, and industrial vehicle electrification.

A comprehensive range

of high-performance and full lifecycle
managed propulsion, auxiliary

and energy storage solutions help

improve energy efficiency and contribute

to
making transportation more sustainable.
The IEC Low Voltage Division is a technology leader

delivering a full range of energy-efficient

low voltage
motors, including ultra-efficient solutions

such as IE5 SynRM (synchronous

reluctance motors). Through

a
global footprint, domain expertise

and rugged designs, the Division

provides reliable technology

that
improves efficiency and productivity even

in the most demanding

applications
.
The Large Motors and Generators

Division offers a comprehensive

product portfolio of large AC motors

and
generators. The Division’s induction, synchronous

and special design

motors and synchronous generators

power critical applications

across industry, infrastructure and marine transportation.

Combining the best
available materials with superior

technology, the large motors and generators are designed

to operate
efficiently and reliably, even for challenging processes

or applications and to have low

life cycle costs.
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

The proportion of direct sales to

end users
compared to channel partner sales

varies among the different industries,

products and geographic

markets.
Competition
The principal competitors of the

Motion Business area include

Schneider Electric, Siemens, Toshiba, WEG
Industries, Wolong and Danfoss.
Capital Expenditures
Capital expenditures in the Motion

Business area for property, plant and equipment totaled

$171 million in
2023, compared to $150 million

in 2022. Principal expenditures

in 2023 related to real estate investments,
capacity expansion, equipment

replacement and upgrades

across various countries including

Finland,
Switzerland, the United States, China

and India. Geographically, in 2023, Europe represented

54 percent of
the capital expenditures, followed

by the Americas (33 percent) and

Asia, Middle East and Africa
(13 percent).
—
Process Automation Business area
Overview
The Process Automation Business

area provides a comprehensive

range of integrated automation, electrical
and digital systems and services

for customers in the process, hybrid

and maritime industries.

These
offerings, coupled with deep domain

knowledge in each end

market, help to optimize productivity, energy
efficiency, sustainability and safety of industrial processes and operations.
The Business area’s offering can be grouped

into two categories, with approximately

half of the offering
related to solutions for new and

brownfield projects and half related

to service, mainly for the existing installed
base. Process Automation also integrates

offerings from the Electrification,

Motion and
Robotics & Discrete Automation

Business areas into its projects.

The Business area’s offerings are sold
primarily through its direct sales

force with a smaller share

through partners and distributors.
The Business area had approximately

21,100 employees as of

December 31, 2023, and generated

revenues
of $6.3 billion in 2023.
Customers
The Process Automation Business

area’s end customers include

companies across process, hybrid

and
maritime industries. These industries

include oil, gas, chemicals,

mining, metals, cement, pulp

and paper,
pharmaceuticals, battery manufacturing,

food and beverage, power generation,

water, marine and ports.

Products and Services
The Process Automation Business

area offering includes an extensive portfolio

of products, solutions, digital
applications and services for the control

of the simplest to the most complex

and critical industrial processes
and infrastructure. These systems can

link various process and

information flows, allowing

customers to
manage and control their entire production

process based on real-time information.

The Business area’s
automation offering includes the distributed

control system (DCS) ABB

Ability™

System 800xA
®
, which is
also an electrical control system, a

safety system and a collaboration

enabler with the capacity to improve
engineering efficiency, operator performance and asset utilization.

Other control solutions include

Symphony
®
Plus (designed to address automation

needs of the power and

water industry segments) and

the Freelance
DCS solution. Components for basic

automation solutions, process

controllers, I/O modules, panels, and
Human Machine Interfaces (HMI)

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

applications in each
division.
As of December 31, 2023, the Process

Automation Business

area’s products and services are delivered
through four operating divisions.
The Energy Industries Division

serves a wide range of industrial

sectors, including hydrocarbons,

chemicals,
pharmaceuticals,

power generation and water. With its integrated

solutions that automate, digitalize

and
electrify operations, the Division

is committed to supporting traditional

industries in their efforts to
decarbonize. The Division also

supports the development, integration

and scaling up of new and renewable
energy models. The Division’s goal is to help

customers adapt and succeed

in the rapidly changing

global
energy transition. Harnessing data,

machine learning and artificial

intelligence (AI), the Division

brings over
50 years of domain expertise delivering

solutions designed to improve energy, process and production efficiency, as well as reduce risk, operational cost and capital cost, while minimizing waste for customers,
from project start-up and throughout

the entire plant lifecycle.
The Process Industries Division serves

the mining, minerals processing,

metals, cement, pulp and paper,
battery manufacturing, and food and

beverage, as well as their associated

service industries. The Division
brings deep industry domain

expertise coupled with the ability to integrate

both automation and electrical
systems, increase productivity and

reduce overall capital and

operating costs for customers.

For mining,
metals and cement customers, solutions

include specialized

products and services, as well as total
production systems. The Division

designs, plans, engineers, supplies,

installs and commissions integrated
electrical and motion systems, including

electric equipment, drives, motors,

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

The Marine & Ports Division

serves the shipping and

ports industries through its extensive portfolio

of
integrated systems and solutions

that improve the flexibility, reliability and energy

efficiency of vessels and
container terminals. By coupling

power, propulsion, automation, marine software and

services that ensure
maximum vessel uptime, the Division

is well positioned to help the marine

industry to achieve its
decarbonization targets while

improving the profitability and sustainability

of our customers’ business
throughout the entire lifecycle of vessels.

With ABB Ability™

Marine software solutions and

ABB Ability™
Collaborative Operations Centers

around the world, shipowners

and operators can run their fleets at

lower
fuel and maintenance costs, while

improving crew, passenger and cargo safety as

well as overall productivity
of their operations. Further, the Division delivers automation,

electrical systems and digital

solutions for
container and bulk cargo handling,

from ship to gate. These solutions

help terminal operators meet

the
challenge of larger ships, taller

cranes and bigger volumes per

call, and make terminal operations

safer,
greener and more productive.
The Measurement & Analytics Division

is among the world’s leading

manufacturers and suppliers of smart
instrumentation and analyzers, working

at the heart of industrial

digital transformation. The Measurement

&
Analytics Division’s portfolio consists of

analyzers measuring compositions

of gases and liquids;
instrumentation measuring process

variables such as temperature,

pressure, flow, and level; force
measurement solutions measuring

parameters such as flatness,

thickness, and tension; and advanced

digital
solutions for device management, device

health check and

predictive maintenance. The Measurement

&
Analytics Division serves key industries

such as oil and gas, chemical,

water and wastewater, power,
hydrogen, batteries, as well as the

marine industry. The Division enables the optimization

of industrial
processes by providing and analyzing

data collected from sensing and

smart measurement devices.
Parameters such as emission levels

and production inputs are measured

by providing ‘before’

and ‘after’
values,

enabling efficient operations and

environmental sustainability through

measurement.
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
$66 million in 2023, compared

to $100 million in 2022. Principal

investments in 2023 primarily related

to
equipment replacement and

upgrades, mainly in the Energy

Industries Division and Measurement

& Analytics
Division. Geographically, in 2023, Europe represented

68 percent of the capital expenditures,

followed by the
Americas (19 percent) and Asia,

Middle East and Africa (13 percent).
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
The Robotics & Discrete Automation

Business area had approximately

11,300 employees as of
December 31, 2023, and generated

$3.6 billion of revenues

in 2023.

Customers
The Robotics & Discrete Automation

Business area serves a wide

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
totaled $71 million in 2023, compared

to $86 million in 2022. Principal

investments in 2023 were primarily
related to the expansion of the North

American robotics headquarters

and manufacturing facility in

the United
States and production enhancements

in both the Robotics Division

in China and the Machine Automation
Division in Austria. In 2023, Europe

represented 55 percent of

capital expenditures, followed

by the Americas
(24 percent)

and Asia, Middle East and Africa

(21 percent).

—
Corporate and Other
Corporate and Other includes core headquarter

functions, real estate activities,

Corporate Treasury,
functional shared services for human

resources, finance and information

services and other minor business
activities. Certain strategic investments

managed by ABB Technology Ventures are also included in
Corporate. The remaining activities of

certain EPC projects which

we are completing and

are in a wind-down
phase are reported as non-core businesses

within Corporate and Other. The historical

business activities of
certain divested businesses are also

presented in Corporate

and Other. These include the high-voltage
cables business, steel structures and

certain EPC contracts relating

to the oil and gas industry. In addition,
effective January 1, 2023, the E-mobility Division

became a separate operating

segment and is reported in
Corporate and Other for all periods

presented.
Corporate headquarters and

stewardship activities include

the operations of our corporate headquarters

in
Zurich, Switzerland, as well as limited

corporate
‑
related activities in certain

countries. These activities cover
staff functions with group
‑
wide responsibilities, such

as accounting and financial

reporting, corporate finance
and corporate treasury, taxes, internal audit, legal and

integrity, compliance, risk management and insurance,
corporate communications, human resources,

information systems and

investor relations.
We operate shared service centers globally

through a network of hubs which

consist of services in the areas
of human resources, finance and

information services.

We also staff and maintain front offices in various
countries. The costs of these shared

services are incurred

primarily for the benefit of the Business

areas,
which are charged

for their use of such services and

the related number of employees are allocated

to the
Business areas.

Similarly, a significant portion of the shared

corporate overhead costs are charged

to the
operating businesses. We also provide services

to third parties under transitional

service agreements in
relation to certain divested businesses,

the largest of which is Hitachi

Energy (the former Power Grids
business).
The E-mobility Division is contributing

to a zero-emission mobility future with

smart, reliable and emission-free
electric vehicle charging solutions

including market leading charging

hardware, ABB Ability™

enabled digital
services and energy and fleet management

solutions. ABB E-mobility offers a leading

portfolio of EV charging
solutions from smart chargers for

the home to high-power chargers

for the highway stations of

the future,
solutions for the electrification of

fleets and opportunity charging

for electric buses and trucks.
Corporate and Other had approximately

2,900 employees at December

31, 2023, of which approximately
2,100 pertain to the E-mobility Division

and our other non-core businesses.
—
Discontinued operations
In 2020, we completed the divestment

of our Power Grids business

to Hitachi Ltd (Hitachi). As a

result, the
Power Grids business was reported

as discontinued operations

in the Consolidated Financial

Statements.
See “Note 3 - Discontinued operations”

to our Consolidated Financial

Statements.
—
Capital expenditures
Total

capital expenditures for property, plant and equipment

and intangible assets (excluding

intangibles
acquired through business

combinations) amounted to

$770 million, $762 million and

$820 million in 2023,
2022 and 2021, respectively. In 2023 and 2022,

capital expenditures

were 1 percent and 6 percent lower,
respectively, than depreciation and amortization. Excluding

acquisition-related amortization, capital
expenditures were 37 percent higher

in 2023

and 30 percent higher in 2022,

respectively, than depreciation
and amortization.

Capital expenditures in 2023

primarily focused in mature markets, reflecting

the geographic distribution

of our
existing production facilities. Capital

expenditures in Europe and the Americas

in 2023 were driven primarily
by upgrades of existing production

facilities and capacity expansion,

mainly in the U.S., Germany, Italy,
Finland, Switzerland and Austria.

In Asia, Middle East and

Africa, capital expenditures were

made primarily to
increase production capacity by investing

in new or expanded

facilities, the highest of which were in China
and India.

The share of emerging markets

capital expenditures

as a percentage of total capital expenditures
in 2023 and 2022 was 23 percent

and 24 percent, respectively.
At December 31, 2023, construction

in progress for property, plant and equipment was $713

million, mainly in
the U.S., Germany, Switzerland and Finland,

while at December 31, 2022,

construction in progress

for
property, plant and equipment was $586 million, mainly in

the U.S., Germany, Switzerland, Finland, Austria,
China and Sweden.
Our capital expenditures relate primarily

to property, plant and equipment and are funded primarily

through
cash flows from operating activities.

For 2024, we estimate

the expenditures for property, plant and
equipment will be higher

than our annual depreciation and amortization

charge, excluding acquisition-related
amortization.
—
Supplies and raw materials
We purchase a variety of supplies

and products which contain

raw materials for use in our production

and
project execution processes. The primary

materials used in our products,

by weight, are copper, steel,
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

and
processes used.
We buy many categories of products which

contain copper, steel, aluminum, crude oil and

other
commodities. Continuing global

economic growth in many emerging

economies, coupled with the volatility

in
foreign currency exchange rates,

has led to significant fluctuations

in these raw material costs over

the last
few years. While we expect global

commodity prices to remain highly

volatile, we expect to offset some
market volatility through the use of

long-term contracts and

global sourcing.

We seek to mitigate the majority of our

exposure to commodity price risk

by entering into derivative

contracts.
For example, we manage copper, steel, aluminum, and

silver price risk using principally

swap contracts
based on prices for these commodities

quoted on leading exchanges.

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
Throughout 2023, we continued

to optimize our value chain

in all aspects of our business, while

ensuring
high standards of quality and delivery. Despite some continuing global supply chain challenges

such as rising
costs, port congestion, material access

issues and some geopolitical

uncertainty, we were able to mitigate
these difficulties with efforts from our dedicated

category teams, supply chain

management personnel and
Business area task forces.

We also enhanced our rigorous supplier

onboarding process involving
comprehensive integrity due diligence

and competitive bidding for our potential

and existing vendors. This
helps

in reducing the risk of fraud, corruption

and non-compliance as well

as in securing the best value and
quality for our products and services.

As a result, we were able

to minimize the impact of supply

chain
disruptions, maintain a high level

of customer satisfaction and

support our business growth.
Through our Sustainable Supply

Base Management (SSBM) approach,

we assess environment,

social and
governance (ESG) risks, compliance,

and the performance of our suppliers

in these areas to make sure

they
meet our expectations. These expectations

are detailed in the ABB Supplier

Code of Conduct and the ABB
Code of Conduct. In 2023, the Supplier

Code of Conduct was revised and updated

to reflect the increasing
legal and stakeholder requirements

as well as our Sustainability Framework

2030.
In August 2012, the SEC issued its

final rules regarding “Conflict

Minerals”, as required by section

1502 of
the Dodd-Frank Wall Street Reform and Consumer

Protection Act. We initiated conflict

mineral processes in
2013 and have continuously

aimed at improving and tailoring

the processes to our value chain. We continue
to work with our suppliers and

customers, to enable us to comply with

the rules and disclosure obligations.
Further information on ABB’s Conflict Minerals

policy and supplier

requirements can be found under
“Responsible Minerals

Sourcing” at https://global.abb/group/en/about/supplying/responsible-minerals.
Furthermore, ABB has developed

a list of prohibited and restricted

substances to ensure that the materials
we use do not contribute to environmental

degradation. We update this list

regularly in line with international
regulations, including

the U.S. Toxic

Substances Control

Act (TSCA) regulations and California

Proposition
65. More information on our Product

Material Compliance program

and supplier requirements

can be found
under “Material Compliance”

at https://global.abb/group/en/about/supplying/material-compliance.
As announced in 2022, ABB is working

closely with its most impactful

suppliers to reduce GHG emissions
along the supply chain. In 2023, we partnered

with EcoVadis, a leading service provider in the ESG domain, to engage with suppliers for

GHG emission data collection

and supplier education

on this topic.
—
Patents and trademarks
While we are not materially dependent

on any one of our intellectual

properties, as a technology-driven
company, we believe that intellectual property rights are

crucial to protect the assets of our business.

We
continue to file new patent applications

to protect our new inventions.

As of December 31, 2023, we have a
portfolio of approximately 26,000 pending

patent applications and granted

patents,

of which approximately
5,700 are pending applications.

This portfolio includes

approximately 3,600 utility models

and design rights,
of which approximately 170 are pending

applications. In 2023, we filed over 650

priority patents, utility model
and design applications,

each covering a unique invention

or unique angle on an invention.

Additionally, we
filed approximately 1,900 secondary

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

and
the communities we serve. We strive

to always be an exemplary corporate

citizen wherever we operate.
Our Sustainability Agenda consists

of three pillars:
Enabling a low-carbon society

by helping to reduce carbon

emissions through our technologies

which
target sectors that account for

three quarters of global energy

consumption. Our ambition is to

support our
customers in avoiding emissions.

We intend to have our updated targets

validated against the Science Based
Targets

initiative’s new Net-Zero Standard

in 2024. We are following

the World Business Council for
Sustainable Development (WBCSD) guidance

on avoided emissions and

are hence no longer focusing on

a
limited number of cases linked to

the 100 megatons emissions

avoidance but rather on our complete

portfolio
of offerings. Our net-zero commitments

for emissions reductions

in our own operations and across our

value
chain are:
•

reduce CO
2
e (CO
2

equivalent) emissions across our

own operations by 80 percent by 2030,

and
by 100 percent by 2050 compared

to baseline year 2019,

and
•

reduce CO
2
e (CO
2

equivalent) emissions upstream

and downstream in our value

chain by
25 percent by 2030, and by 90 percent

by 2050 compared to baseline

year 2022.
Preserving resources

by embedding circularity,

waste and water management,

biodiversity and land-use
considerations across our value

chain. Our solutions reduce

waste, provide increased recyclability

and foster
reusability. Our 2030 commitments are:
•

ensure that at least 80 percent of

ABB products and solutions

are covered by our Circularity
Approach, and

•

send zero waste from our own operations

to landfill.
Promoting social progress

we seek to lift up workers, communities

and societies. To achieve this, we aim
to cause zero harm to our people

and contractors, increase

the proportion of women in senior management
roles, achieve a top-tier employee

engagement score, respect and

promote human rights along

our value
chain and expand our programs

for community engagement. Our 2030

commitments:
•

pursue the ambition that no harm is

caused to our people and

contractors – we aim for a gradual
reduction in lost time from incidents,
•

increase proportion of women in

senior management roles

to 25 percent from a 2019 baseline,
within our comprehensive diversity

and inclusion framework,
•

achieve a top-tier employee engagement

score in our industry, and
•

expand programs for community engagement.

All three pillars of our Sustainability

Agenda are underpinned by our

commitment to embedding

a culture of
integrity and transparency across

our value chain. We have established

four concrete targets:

•

create a global framework for assessing

and mitigating third-party integrity

risks through
risk-based due diligence

and life cycle monitoring by 2030,
•

build a global integrity program underpinned

by accountability for integrity and

an adaptive risk
management strategy gained from

insights through targeted

learnings, transparent reporting

and
monitoring by 2030,
•

cover at least 80 percent of our supply

spending in focus countries

by our Sustainable Supply
Base Management (SSBM) approach

by 2030. The 2025 mid-term

target is to cover at least
80 percent of our high-risk supply

spending in these focus countries

by SSBM. This approach
includes regular assessments of environmental,

social and governance performance,

and
•

link sustainability targets to executives’

variable pay.
Reflecting the importance of sustainability

as a strategic topic, ABB’s Board

of Directors reviews and
approves our Sustainability Agenda

and related targets. The Governance

and Nomination Committee

of the
Board of Directors is responsible

for overseeing ABB’s Sustainability

Agenda (including corporate social
responsibility, health, safety and environment), while the

Compensation Committee ensures

that ABB’s
executive compensation policies

are appropriately aligned with

its Sustainability Agenda.
In 2023, we continued to make good

progress towards our sustainability

targets. We see a further
improvement in the share of electricity

from renewable sources we

use, from 81 percent in 2022 to
94 percent in 2023. We have reduced

our own emissions by 76 percent

to 151 kilotons since 2019.
86 percent of our waste in 2023 was

recycled, and 6.3 percent was

sent to landfill, down from 6.4 percent

in
2022. Of the 338 ABB sites mapped

in 2023, 61 face an extremely

high level of water stress and

55 face a
high level of water stress. For all ABB

sites in stressed watersheds,

total water withdrawals in 2023

amounted
to 1,242 kilotons, representing

49 percent of our total water withdrawals.

There are 12 projects currently
under way to improve water management

across ABB.
In 2023, ABB recorded one workplace-related

fatality and zero travel-related fatalities.

An investigation into
the fatal incident is currently underway, and we will draw

on the lessons learned to prevent

any future
recurrence. In spite of this fatality, the total number of serious and high-potential incidents decreased
compared to 2022. In 2023, our lost

time incident frequency rate decreased

from 0.14 per 200,000 hours
worked in 2022 to 0.13 in 2023.

The number of women in

senior management positions

increased from
17.8 percent in 2022 to 21 percent

in 2023.
Our employee engagement score increased

from 76 (out of 100) in 2022

to 77 in 2023, while the response
rate increased from 82 percent

to 84 percent. We continued to provide

impactful support for community-
building initiatives across all regions.

Our community engagement

initiatives will be expanded

around four
focus areas (4Es): education, emergency

and disaster relief, empowering

communities, and the environment
and conservation.
ABB is committed to respecting

and promoting the dignity and human

rights of all people, as expressed

in the
International Bill of Human Rights.

In December 2023, we

published an updated

edition of ABB’s Human
Rights Policy, which includes our documented HRDD (Human

Rights Due Diligence) Framework.

The update
was drafted concurrently with business

area risk and HRDD reviews

and incorporates feedback from

internal
and external stakeholders and

subject-matter experts gathered

during 2023, along with the requirements

of
the latest relevant international

frameworks, standards and

legislation governing responsible

business
practices.
In 2023, all Executive Committee

members had at least two sustainability-related

goals (e.g., CO
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

Proceedings”.
The U.S. Iran Threat Reduction

and Syria Human Rights Act

of 2012 requires companies

with securities
registered in the U.S. to disclose information

relating to certain transactions

with Iran. In 2018, certain
non-U.S. subsidiaries of ABB, in accordance

with applicable laws, provided

electrical equipment, automation
systems and on-site services to

OEMs, distributors, panel

builders, EPC contracting companies

and other
customers for Iranian business.

ABB discontinued its Iranian

business on November 4, 2018. As

previously
disclosed, ABB is completing minor

work on a long-term contract which

is being performed in line with
applicable sanctions. The revenues attributable

to this work in 2023 amounted

to approximately $0.2 million.
—
Organizational structure
ABB Ltd is the ultimate parent company

of the ABB Group. It is the sole

shareholder of ABB Asea Brown
Boveri Ltd which directly or indirectly

owns the other companies

in the ABB Group. The table below

both sets
forth, as of December 31, 2023,

the name, place of incorporation

and ownership interest of the significant
direct and indirect subsidiaries

of ABB Ltd, Switzerland. ABB’s operational

group structure is described above
in the “Businesses” section of

Item 4.
Name Location Country
Group
Interest %
ABB Australia Pty. Limited Moorebank Australia 100.00
ABB Group Holdings

Pty. Ltd.
Moorebank Australia 100.00
ABB Group Investment

Management Pty. Ltd.
Moorebank Australia 100.00
ABB AG Wiener Neudorf Austria 100.00
B&R Holding GmbH Eggelsberg Austria 100.00
B&R Industrial Automation

GmbH
Eggelsberg Austria 100.00
ABB N.V. Zaventem Belgium 100.00

Name Location Country
Group
Interest %
ABB AUTOMAÇÃO LTDA. Sorocaba Brazil 100.00
ABB ELETRIFICAÇÃO LTDA. Sorocaba Brazil 100.00
ABB Bulgaria EOOD Sofia Bulgaria 100.00
ABB Electrification Canada

Inc.
Saint-Laurent Canada 100.00
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
ABB Limited Dublin Ireland 100.00
ABB E-mobility S.p.A. Milan Italy 74.70
ABB S.p.A. Milan Italy 100.00
ABB K.K. Tokyo Japan 100.00
ABB Ltd. Seoul Korea, Republic of 100.00
ABB Electrical Control

Systems S. de R.L.

de C.V.
Monterrey Mexico 100.00

Name Location Country
Group
Interest %
ABB Mexico S.A. de C.V. San Luis Potosi Mexico 100.00
Asea Brown Boveri S.A.

de C.V.
San Luis Potosi Mexico 100.00
ABB B.V. Rotterdam Netherlands 100.00
ABB E-mobility B.V. Delft Netherlands 74.70
ABB Finance B.V. Rotterdam Netherlands 100.00
ABB Holdings B.V. Rotterdam Netherlands 100.00
ABB AS Fornebu Norway 100.00
ABB Electrification Norway

AS
Skien Norway 100.00
ABB Holding AS Fornebu Norway 100.00
ABB Business Services

Sp. z o.o.
Warsaw Poland 99.94
ABB Sp. z o.o. Warsaw Poland 99.94
Industrial C&S of P.R. LLC Arecibo Puerto Rico 100.00
ABB Electrical Industries

Co. Ltd.
Riyadh Saudi Arabia 65.00
ABB Pte. Ltd. Singapore Singapore 100.00
ABB Holdings (Pty) Ltd. Modderfontein South Africa 100.00
ABB Investments (Pty)

Ltd.
Modderfontein South Africa 51.00
ABB South Africa (Pty) Ltd. Modderfontein South Africa 74.91
Asea Brown Boveri S.A. Madrid Spain 100.00
ABB AB Västerås Sweden 100.00
ABB Electrification Sweden

AB
Västerås Sweden 100.00
ABB Norden Holding

AB
Västerås Sweden 100.00
ABB Asea Brown Boveri

Ltd
Zurich Switzerland 100.00
ABB Capital AG Zurich Switzerland 100.00
ABB E-mobility Holding

Ltd
Zurich Switzerland 74.70
ABB Schweiz AG Baden Switzerland 100.00
ABB Ltd. Taipei
Taiwan (Chinese
Taipei) 100.00
ABB Elektrik Sanayi A.S. Istanbul Turkiye 99.99
ABB Industries (L.L.C.) Dubai
United Arab
Emirates 49.00 (1)
ABB Industries FZE Dubai
United Arab
Emirates 100.00
ABB Holdings Limited Warrington United Kingdom 100.00
ABB Limited Warrington United Kingdom 100.00
ABB E-mobility Inc. Wilmington, DE United States 74.70
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
As of December 31, 2023, we occupy

real estate in around

100 countries throughout the world.

The facilities
consist mainly of manufacturing plants,

office buildings, research centers and

warehouses. A substantial
portion of our production and development

facilities is situated in China, the U.S.,

Germany, Finland, Austria,
Sweden, Italy, Canada, Poland, India and Mexico.

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

The net book value of our property, plant and equipment

at December 31, 2023, was $4,142

million, of which
machinery and equipment represented

$1,353 million, land and buildings

represented $2,085 million

and
construction in progress represented

$704 million. We believe

that our current facilities are in good

condition
and are adequate to meet the requirements

of our present and foreseeable

future operations.
Item 4A.

Unresolved Staff Comments
None

Item 5.

Operating and Financial Review

and Prospects
The discussion in Item 5 below provides

a comparative analysis

between 2023 and 2022. For a comparative
analysis between 2022 and

2021 see “Item 5. Operating and Financial

Review and Prospects” in our Annual
Report on Form 20-F for the year ended

December 31, 2022, with

the exception of subsections
"Electrification" and "Corporate and

Other" under "Business analysis"

below, where a comparative analysis
between 2022 and 2021

has been provided to reflect the realignment

of E-mobility (see “Note 23 - Operating
segment and geographic data”

for details).
—
Management overview
In 2023 we delivered a strong operational

result as we executed on our strong order

backlog which was built
up during a period of a strained value

chain, inflation and an energy

crisis. It was also another year of robust
price execution where the linked

benefits more than offset the inflation in labor

costs while the margin was
further supported by lower inflation-affected input

costs and freight. In

the wake of normalizing value

chains,
price management progressively

returned to be customer value

driven.

The energy crisis triggered a series

of
customer investments throughout

the year and further highlighted

their need to ramp up investments in
energy efficiency and transition to renewable

energy sources. During the year

we saw high customer activity
in the areas of LNG and hydrogen,

highlighting how relevant

our offering and technologies

are to address
these energy challenges.
The ABB Way operating model facilitates

more efficient ways of working which,

combined with a strong
market situation,

led to increased operational

results. We delivered record segment profit
(Operational EBITA)

and continued

to see our divisions progress through

their strategic mandates of

stability
and profitability before growth.

With approximately 70 percent of division

revenues now covered under

a
growth mandate we are increasingly

shifting our focus to growth.
We continued to be active in portfolio

management and completed the sale

of our Power Conversion Division
in July 2023, marking the completion

of the three announced divisional

exits.
Active portfolio management continues

to be part of our performance culture and

is an integrated part of

the
responsibilities of divisional

management teams. This includes identifying

areas for inorganic growth through
acquisitions related to new segments,

new market access, better economies

of scale or filling technology
gaps.

The divisions also assess,

based on systematic

portfolio reviews,

whether,

ultimately,

their division is
the best owner of their different businesses.

During 2023, we also continued

to make strategic venture capital
investments focused in the areas of

digital capabilities and

software, completing nine new investments

during
the year and a number of follow-on

investments in existing

ventures.

The divisions

continue to build up their
acquisition target pipelines

and,

during 2023, we completed the acquisitions

of the Siemens low-voltage
motor business led by the NEMA Motors

Division,

strengthened our smart home

technology portfolio with the
acquisition of EVE systems led by

the Smart Buildings Division,

and completed four other smaller bolt-on
acquisitions primarily related

to software and AI technology. As part of our future strategy, we continue to aim to complete five to ten small to mid-size

bolt-on acquisitions

each year. On the divestment side, the Energy
Industries Division completed the divestment

of its technical engineering

consultancy business in the United
Kingdom and the Smart Buildings

Division divested their industrial

plugs & sockets product line.

Business progress
During 2023, underlying

demand for ABB’s offering remained resilient

from the previous year’s already

high
level with reported orders being

steady, somewhat negatively impacted by exchange rates

and business
divestments. Throughout the year

we noted that order momentum

was strongest in the systems-

and project-
related businesses, driven predominantly

by utilities and datacenters as well as process-related

industries.
This offset some softening of demand in

the short-cycle business

from the previous year's high

order level,
mainly in the residential construction

segment and in the discrete

manufacturing sectors apart from

the
automotive segment, as customers normalized

order patterns in the face of

shortening delivery lead

times. In
total, orders continued to exceed revenues

in three out of four Business

areas, and we further increased

total
order backlog.
While our orders decreased 1 percent

(increased 1 percent in local currencies)

in 2023, revenue growth was
stronger, reaching 9 percent (11 percent in local currencies).

As supply chain constraints

and imbalances in
the overall supply chain eased

we were able to effectively convert orders

into deliveries.
Group profitability showed strong improvement

during 2023

with the level of segment profit improving

in all
Business areas. The result was driven

by strong pricing execution, increased

volumes and improved internal
efficiency. Active price management and productivity gains

were able to offset increasing labor inflation

as
well as some limited cost inflation

related to commodities which

were still present in the first half of

the year.
The profitability improvement as well

as our ability to keep working

capital steady facilitated by the
normalization of supply chains allowed

us to achieve strong operating cashflows.

Cash flows from operating
activities in continuing operations

improved to $4.3 billion in 2023,

an increase of $3 billion compared
to 2022.

This improvement was further

helped as the previous year’s

results included significant cash
outflows relating to the exit of a non-core

business, the payment for

the settlement related to regulatory
penalties for the Kusile project,

costs for the spinoff of the Turbocharging

Division as well as ongoing
restructuring and business transformation

costs.
We continued to make organic growth investments

in a disciplined

manner, prioritizing research and
development while reducing

administrative costs. Total non-order related research and development was
$1.3 billion in 2023, or 4.1 percent

of revenues.
Updated financial targets
During 2023, we raised our growth

target to 5 to 7 percent (up from 3

to 5 percent) for comparable average
revenue growth, through an economic

cycle,

in constant currencies and excluding

acquisitions and
divestments.

In addition we continue to target 1

to 2 percent acquired revenue

growth through the economic
cycle net of acquisitions and divestments.
For the Operational EBITA margin, having reached our

target of at least 15 percent a year earlier

than
planned, we raised our target to be

in the range of 16 to 19 percent

on an annual basis commencing

in 2024.
As a result of our higher growth

and Operational EBITA margin targets and increasing

focus on capital
returns, including in the annual

employee incentive plans, we have increased

our Return on Capital
Employed (ROCE) target to be above

18 percent excluding transformative

deals defined as being larger

than
3 percent of Group revenues annually

(up from the range of 15 to 20 percent).
Additionally, we have sharpened our EPS growth target

to be at least high-single digit

through the economic
cycle (from basic EPS growth above

revenue growth) reflecting

our confidence in our ability to sustainably
reduce the gap between Operational

EBITA and Income from operations.
Lastly, we maintain our target to achieve Free cash flow

conversion of approximately 100 percent

on an
annual basis.

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
At the 2024

Annual General Meeting (AGM),

the Board of Directors is proposing

a dividend of 0.87 Swiss
francs per share.

Under the various share buyback

programs we repurchased

$893 million of shares in 2023.
Sustainability Agenda
With our sustainability agenda,

we are actively contributing

to a more sustainable world, leading

by example
in our own operations and partnering

with customers and suppliers

to enable a low-carbon society, preserve
resources and promote social progress.

All three pillars of our sustainability

agenda are underpinned

by our
commitment to create a culture

of integrity and transparency

across our value chain.
Amongst other focus areas in 2023,

we’ve reinforced and

accelerated our sustainability

efforts, aligning our
methodologies with recognized

international frameworks. We have submitted

updated SBTi (Science Based
Targets

initiative) targets to be net-zero

aligned. In this context, we increased

our scope 3 emissions
reduction target to 25 percent by

2030. By 2050, we target to have a

100 percent reduction in Scope 1

and 2
emissions versus the 2019 baseline

and a 90 percent reduction in

Scope 3 emissions versus the 2022
baseline. Furthermore, we aligned

our methodology for our avoided

emissions to the World Business Council
for Sustainable Development (WBCSD)

2023 guidance and moved

from a target to an ambition

to avoid 600
megatons of CO
2
e emissions by 2030, providing

increased credibility and

comparability to our contribution of
enabling a low carbon society.

For a detailed discussion

of our sustainability strategy 2030 and

our progress
in 2023, see “Item 4. Information on

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

The effects of actual results differing from assumptions

and the
changing of assumptions are included

in net actuarial loss within Accumulated

other comprehensive loss.
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

Income Statements.
We use actuarial valuations to determine

our pension costs and credits.

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

in the PBO and a decrease in pension
costs. Conversely, an increase in the discount rates results in a decrease in the PBO and an increase

in
pension costs. The mortality assumptions

are reviewed annually

by management. Decreases in mortality
rates result in an increase in the PBO

and in pension costs. Conversely, an increase

in mortality rates results
in a decrease in the PBO and in pension

costs.
Holding all other assumptions constant,

a 0.25 percentage-point

decrease in the discount rate would

have
increased the PBO related to our

defined benefit pension plans

by $157 million while a 0.25 percentage-point
increase in the discount rate would

have decreased the PBO related

to our defined benefit pension

plans by
$153 million.
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
‑
term rate of asset return would

have
decreased or increased, respectively, the net periodic benefit cost in 2023

by $16 million.
The funded status, which can increase

or decrease based on the performance

of the financial markets or
changes in our assumptions, does not

represent a mandatory short
‑
term cash obligation. Instead,

the funded
status of a defined benefit pension

plan is the difference between

the PBO and the fair value of the plan
assets. Our defined benefit pension

plans were overfunded by $212

million and $326 million at December

31,
2023 and 2022, respectively.

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

allowance based upon historical

losses,
projected future taxable income and

the expected timing of the

reversals of existing temporary

differences. To
the extent we increase or decrease

this allowance in a period,

we recognize the change in the allowance
within Income tax expense in the Consolidated

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

is generally one level
below our reportable segments

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

in determining the fair value

of the
reporting unit include the projected level

of business operations including

future expected profit margins, the
reporting unit’s weighted
‑
average cost of capital and the terminal

growth rate.
During 2023,

we divested our Power Conversion

Division resulting in nineteen

divisions and reporting units.
There were no additions to our divisions

and reporting units during

2023. For each change in reporting unit
which arose during 2023, an interim

impairment test was conducted

before and after the change.

In both the
“before” and “after” tests, it was

concluded that the fair value

of the reporting units exceeded

the carrying
value by a significant amount.
In 2023, we elected to perform quantitative

assessments for seven divisions,

being Installation Products,

IEC
LV Motors, Large Motors and Generators,

NEMA Motors,

Robotics,

Machine Automation and

E-mobility. For
each of these divisions the fair value

was determined using

a discounted cash flow fair value

estimate based
on objective information available

at the measurement date. The significant

assumptions used to develop

the
estimates of fair value for each division

included management’s best estimates

of the expected future results,
as well as discount and terminal growth

rates specific to the reporting

unit. The fair value estimates

were
based on assumptions that a market

participant would expect

to use, but which are inherently

uncertain and
thus, actual results may differ from those

estimates. The fair values

for each of the individual

reporting units
and their associated goodwill

were determined using Level 3 measurements.

In each of the above
quantitative assessments, it was concluded

that the fair value of the reporting

unit exceeded its carrying value
by more than 100 percent.

For the remaining divisions, we

performed qualitative assessments

and
determined that it was not more likely

than not that the fair value

for each of these reporting units

was below
the carrying value.
Intangible assets are reviewed for

recoverability upon the

occurrence of certain triggering

events (such as a
decision to divest a business or projected

losses of an entity) or whenever

events or changes in
circumstances indicate that the

carrying amount may not be

recoverable. We record impairment

charges
other than impairments of goodwill

in Other income (expense), net,

in our Consolidated

Income Statements,
unless they relate to a discontinued

operation, in which case the

charges are recorded in Loss from
discontinued operations, net of tax.
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

In 2023, we invested $1,317

million, or approximately 4.1 percent
of our 2023

consolidated revenues, on research

and development activities

in our continuing operations.

We
also had expenditures of approximately

$55 million on order-related

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
—
Acquisitions and divestments
Acquisitions
During 2023, 2022 and 2021,

ABB paid $175 million,

$195 million and $212

million to purchase seven, five
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
Acquisitions, divestments and equity-accounted

companies” to our Consolidated

Financial Statements.

The principal acquisition

in 2021 was ASTI Mobile Robotics Group

SL (ASTI). ASTI is headquartered

in
Burgos, Spain.
There were no significant acquisitions

in 2023.

Divestments and spin-offs
Divestment of the Power Conversion

Division
In July 2023, we completed the sale of

our Power Conversion Division

to AcBel Polytech Inc. for cash
proceeds of $496 million, net of

transaction costs and cash disposed,

and recognized a net gain on

sale of
$59 million.

Prior to its disposal, the Power Conversion

Division was part of our Electrification

Business area.
See “Note 4 - Acquisitions, divestments

and equity-accounted

companies” to our Consolidated

Financial
Statements.
Spin-off of the Turbocharging Division
In September 2022, the shareholders

approved the spin-off of our Turbocharging

Division into an
independent, publicly traded company, Accelleron

Industries AG (Accelleron), which was

completed through
the distribution of common stock of

Accelleron to the stockholders

of ABB on October 3, 2022. As a result of
the spin-off of this Division, we distributed net

assets of $272 million,

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
Divestment of the Mechanical Power

Transmission Division
In November 2021, we completed

the sale of our Mechanical

Power Transmission Division (Dodge) to RBC
Bearings Inc. for cash proceeds

of $2,862 million,

net of transaction costs and cash disposed,

and
recognized a net gain on sale

of $2,195 million.

Prior to its disposal, the Dodge

business was part of our
Motion Business area.

See “Note 4 - Acquisitions, divestments

and equity-accounted companies”

to our
Consolidated Financial

Statements.
Divestment of the Power Grids business
On July 1, 2020,

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
December 31, 2023, 2022 and 2021,

were as follows:
Exchange rates into $ 2023 2022 2021
EUR 1.00 1.11 1.07 1.13
CHF 1.00 1.20 1.08 1.10
CNY 1.00 0.14 0.14 0.16
The average exchange rates between

the USD and the EUR, the USD

and the CHF and the USD and

the
CNY for the years ended December 31,

2023, 2022 and 2021, were as follows:
Exchange rates into $ 2023 2022 2021
EUR 1.00 1.08 1.05 1.18
CHF 1.00 1.11 1.05 1.09
CNY 1.00 0.14 0.15 0.16
When we incur expenses that are not

denominated in the same

currency as the related revenues,

foreign
exchange rate fluctuations could affect our

profitability. To

mitigate the impact of exchange

rate movements
on our profitability, it is our policy to enter into forward foreign exchange contracts to manage the foreign
exchange transaction risk of our operations.
In 2023, approximately 74 percent of

our consolidated revenues

were reported in currencies other than

the
USD. The following percentages

of consolidated revenues were

reported in the following

currencies:
•

Euro, approximately 25 percent, and

•

Chinese renminbi, approximately

14 percent.

In 2023, approximately 72 percent of

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

commodities, embedded
derivatives), (b) realized gains and

losses on derivatives where

the underlying hedged
transaction has not yet been realized,

and (c) unrealized foreign

exchange movements on
receivables/payables (and

related assets/liabilities).
Certain other non-operational

items generally includes: certain

regulatory, compliance and legal costs, certain
asset write downs/impairments and

certain other fair value

changes, changes in estimates relating

to opening
balance sheets of acquired businesses

(changes in pre-acquisition

estimates), as well as other items which
are determined by management on

a case-by-case basis.
See “Note 23 - Operating segment

and geographic data” to our Consolidated

Financial Statements for a
reconciliation of the total Operational

EBITA to income from continuing operations before taxes.

—
Analysis of results of operations
Our consolidated results from operations

were as follows:
Income Statement Data:
($ in millions, except per

share data in $)
2023 2022 2021
Revenues

32,235 29,446 28,945
Cost of sales

(21,021) (19,736) (19,478)
Gross profit 11,214 9,710 9,467
Selling, general and administrative

expenses

(5,543) (5,132) (5,162)
Non-order related research

and development expenses

(1,317) (1,166) (1,219)
Other income (expense),

net

517 (75) 2,632
Income from operations 4,871 3,337 5,718
Interest and dividend income

165 72 51
Interest and other finance

expense

(275) (130) (148)
Non-operational pension

(cost) credit
17 115 166
Income tax expense (930) (757) (1,057)
Income from continuing

operations, net of

tax
3,848 2,637 4,730
Loss from discontinued

operations, net of

tax

(24) (43) (80)
Net income 3,824 2,594 4,650
Net income attributable

to noncontrolling
interests and redeemable

noncontrolling interests

(79) (119) (104)
Net income attributable

to ABB
3,745 2,475 4,546
Amounts attributable to

ABB shareholders:
Income from continuing

operations, net of

tax

3,769 2,517 4,625
Loss from discontinued

operations, net of

tax

(24) (42) (79)
Net income

3,745 2,475 4,546
Basic earnings per share

attributable to ABB

shareholders:
Income from continuing

operations, net of

tax

2.03 1.33 2.31
Loss from discontinued

operations, net of

tax

(0.01) (0.02) (0.04)
Net income

2.02 1.30 2.27
Diluted earnings per share

attributable to ABB

shareholders:
Income from continuing

operations, net of

tax

2.02 1.32 2.29
Loss from discontinued

operations, net of

tax

(0.01) (0.02) (0.04)
Net income

2.01 1.30 2.25
A more detailed discussion of

the orders, revenues, income

from operations and Operational

EBITA for our
Business areas follows in the sections

of “Business analysis”

below for Electrification, Motion,

Process
Automation, Robotics & Discrete Automation,

and Corporate and Other. Orders and revenues

of our
businesses include intersegment

transactions which are eliminated

in the “Corporate and Other”

line in the
tables below.

Orders
% Change
($ in millions) 2023 2022 2021 2023 2022
Electrification 15,189 15,182 13,850 0% 10%
Motion 8,222 7,896 7,616 4% 4%
Process Automation

7,535 6,825 6,779 10% 1%
Robotics & Discrete Automation 3,066 4,116 3,844 (26)% 7%
Total Business areas 34,012 34,019 32,089 0% 6%
Corporate and Other
E-mobility, Non-core and divested businesses 720 787 593 (9)% 33%
Intersegment eliminations (914) (818) (814) n.a. n.a.
Total 33,818 33,988 31,868 (1)% 7%
In 2023, total orders decreased 1 percent

compared with 2022 (increased

1 percent in local currencies). The
decrease reflects the steep decline

in orders for the Robotics & Discrete

Automation Business area as
customers normalized order patterns

in response to shortened

delivery lead times, as well as an

overall
weakness in the Robotics market outside

the automotive segment.

Orders in the Electrification Business

area
were steady despite the sale of

the Power Conversion Division

in July 2023.

The Process Automation
Business area had a strong increase,

reflecting the receipt of higher

large orders which more

than offset the
impact from the spin-off of the Turbocharging Division

in October 2022 which affected total order growth

by
1 percent. The increase in Orders

in the Motion Business area reflects

strong demand in long-cycle

markets
and project businesses. For additional

information about individual

Business area order performance, refer

to
the relevant sections of “Business

analysis” below.
We determine the geographic distribution

of our orders based on the location

of the ultimate destination of the
products’ end use, if known, or

the location of the customer. The geographic

distribution of our consolidated
orders was as follows:

% Change
($ in millions) 2023 2022 2021 2023 2022
Europe 11,458 11,778 11,857 (3)% (1)%
The Americas

12,437 11,825 9,940 5% 19%
of which: United States 9,204 8,920 7,453 3% 20%
Asia, Middle East and Africa

9,923 10,385 10,071 (4)% 3%
of which: China 4,488 5,087 5,036 (12)% 1%
Total 33,818 33,988 31,868 (1)% 7%
In 2023, orders increased 5 percent

in the Americas (5 percent in local

currencies), with orders growing

in the
U.S., Canada and Chile.

The increase in the U.S. includes

two large orders with multi-year fulfillment

periods
for $285 million and $150 million,

respectively.

In Europe, orders decreased 3 percent

(4 percent in local
currencies). Orders were higher

in Norway

and the United Kingdom

while they declined in Switzerland

and
Poland.

Despite the impact of an order

reversal of approximately $170

million recorded in 2022,

orders
decreased in Germany as well. In Asia,

Middle East and Africa, orders

decreased 4 percent (increased
1 percent in local currencies). In local

currencies, order growth

in India and Saudi Arabia more

than offset the
decline in China.

The spin-off of the Turbocharging Division in October 2022 also had a negative impact of
3 percent on the order growth in Asia,

Middle East and Africa and 2 percent

in Europe.

Order backlog
% Change
December 31, ($ in millions) 2023 2022 2021 2023 2022
Electrification 6,808 6,404 5,105 6% 25%
Motion 5,343 4,726 3,749 13% 26%
Process Automation 7,519 6,229 6,079 21% 2%
Robotics & Discrete Automation 2,141 2,679 1,919 (20)% 40%
Total Business areas 21,811 20,038 16,852 9% 19%
Corporate and Other

E-mobility, Non-core and divested businesses
508 552 467 (8)% 18%

Intersegment eliminations
(752) (723) (712) n.a. n.a.
Total 21,567 19,867 16,607 9% 20%
At December 31, 2023, consolidated

order backlog was 9 percent higher

(7 percent in local currencies)
compared to December 31, 2022.

Order backlog increased in

all Business areas except Robotics

& Discrete
Automation. The order backlog in

the Process Automation

Business area was supported by a

strong order
increase in most Divisions except

the Measurement & Analytics Division.

The increase also includes the
impact of two large orders

with multi-year fulfillment periods

for $285 million and $150 million,

respectively, in
the Marine & Ports Division.

The order backlog in the Electrification

Business area was driven by order
growth in the Smart Power Division,

partially offset by a decrease from

the divestment of the Power
Conversion Division in

July 2023.

An increase in orders in both the Systems

Drives and Traction Divisions
contributed to the increase in the order

backlog in the Motion Business

area while the decrease in the order
backlog in the Robotics & Discrete Automation

Business area was a result of the decline

in orders in both
Divisions.
Revenues
% Change
($ in millions) 2023 2022 2021 2023 2022
Electrification 14,584 13,619 12,894 7% 6%
Motion 7,814 6,745 6,925 16% (3)%
Process Automation 6,270 6,044 6,259 4% (3)%
Robotics & Discrete Automation 3,640 3,181 3,297 14% (4)%
Total Business areas 32,308 29,589 29,375 9% 1%
Corporate and Other
E-mobility, Non-core and divested businesses 769 653 348 18% 88%
Intersegment eliminations (842) (796) (778) n.a. n.a.
Total 32,235 29,446 28,945 9% 2%
In 2023, revenues increased by 9 percent

(11 percent in local currencies). The normalization

of supply chains
facilitated strong execution of our order

backlog into revenue

growth during the year. All Business areas
reported revenue growth, with both

increased volumes and

product prices. Growth was highest in

the
Robotics & Discrete Automation and

Motion Business areas. The increase

in the Robotics & Discrete
Automation Business area reflects improved

order backlog execution

as supply chain constraints eased in
2023.

The Electrification Business area achieved

a high single-digit growth rate despite

the adverse impact
from the divestment of the Power Conversion

Division in July 2023,

while the Process Automation

Business
area achieved single-digit growth in

local currencies despite the spin-off of

the Turbocharging Division in
October 2022. These two business

portfolio changes had

a combined negative impact on the growth

in total
Revenues of 2 percent. For additional

analysis of revenues for each of the

Business areas, refer to the
relevant sections of “Business analysis”

below.

We determine the geographic distribution

of our revenues based on the location

of the ultimate destination

of
the products’ end use, if known,

or the location of the customer. The geographic

distribution of our
consolidated revenues was

as follows:
% Change
($ in millions) 2023 2022 2021 2023 2022
Europe

11,568 10,285 10,529 12% (2)%
The Americas

11,090 9,573 8,686 16% 10%
of which: United States 8,248 7,023 6,397 17% 10%
Asia, Middle East and Africa

9,577 9,588 9,730 0% (1)%
of which: China 4,468 4,696 4,932 (5)% (5)%
Total 32,235 29,446 28,945 9% 2%
In 2023,

revenues increased 16 percent

in the Americas (15 percent in

local currencies), where

revenues in
the United States increased 17 percent

(17 percent in local

currencies). Revenues in the Americas

also
experienced strong growth in Canada,

Brazil, Argentina and Chile.

In Europe, revenues increased

12 percent
(11 percent in local currencies) and were higher across

all Business areas. Revenue growth was

the highest
in Italy, Turkiye, Sweden,

Norway and the United Kingdom.

In Asia, Middle East and Africa,

revenues were
flat (increased 5 percent in local currencies)

compared to 2022.

Revenues grew strongest in India

and Saudi
Arabia while they decreased

in China and South Korea.

The spin-off of the Turbocharging Division

in October
2022 also had a negative impact

of 3 percent on the revenue

growth in Asia, Middle East and Africa,

2
percent in Europe and 1 percent in

the Americas.
Cost of sales
Cost of sales consists primarily of labor, raw materials

and component costs but also includes

indirect
production costs, expenses for warranties,

contract and project charges,

as well as order-related
development expenses incurred

in connection with projects for which

corresponding revenues

have been
recognized.
In 2023, costs of sales increased 7

percent (8 percent in local

currencies) to $21,021 million. Cost of

sales as
a percentage of revenues decreased

to 65.2 percent from 67.0 percent

in 2022. The increase

in the gross
margin was primarily due to the stabilization

of commodity and freight costs and certain

mitigation actions
taken in response to higher labor

costs as well as some positive

impact from changes in the product

portfolio.
The improvement in 2023 was realized

in all Business areas.
Selling, general and administrative expenses
The components of selling, general

and administrative expenses were

as follows:
($ in millions) 2023 2022 2021
Selling expenses

3,415 3,248 3,281
General and administrative

expenses

2,128 1,884 1,881
Total 5,543 5,132 5,162
In 2023, general and administrative

expenses increased 13 percent (15

percent in local currencies)
compared to 2022. As a percentage

of revenues, general

and administrative expenses slightly

increased to
6.6 percent from 6.4 percent in 2022.

The increase represents inflation

impacts as well as increased business
transformation and employee short-term

incentive compensation

costs. General and administrative expenses
in 2023

also includes

the ongoing costs required to deliver

services to Hitachi Energy Ltd and

Accelleron
under transition service agreements

for which we are compensated.

We have recorded $121 million

in Other
income (expense), net,

during 2023

compared to $162 million

in 2022 related to these agreements with
Hitachi Energy and Accelleron.

In 2023, selling expenses increased

5 percent (5 percent in local currencies)

compared to 2022 and was
higher across all Business areas apart

from Process Automation.

Selling expenses as a percentage

of orders
increased from 9.6 percent in 2022

to 10.1 percent in 2023.
Non
‑
order related research and development expenses
In 2023, non
‑
order related research and development

expenses increased 13

percent (14 percent in local
currencies) compared to 2022. In 2023,

non
‑
order related research and

development expenses as a
percentage of revenues remained

similar to prior year levels (4.1 percent

in 2023 compared to 4.0 percent

in
2022) as we continued investing

in research and development

in line with revenue growth.
Other income (expense), net
($ in millions) 2023 2022 2021
Income from provision

of services under transition

services agreements
175 221 173
Net gain from sale of property, plant

and equipment

116 84 38
Gain (loss) from change in

fair value of investments

in equity securities
3 52 108
Brand income from Hitachi

Energy
39 57 89
Net gain from sale of businesses

and equity-accounted

investments
(1) 101 36 2,193
Asset impairments

(49) (55) (33)
Income (loss) from equity-accounted

companies
(16) (102) (100)
Restructuring and restructuring-related

expenses
(2) (20) (227) (48)
Regulatory penalties in connection

with Kusile project
— (313) —
Other income (expense) 168 172 212
Total 517 (75) 2,632
(1)

2022 includes

gain on sale

of the remaining

19.9 percent

investment

in Hitachi

Energy Ltd.
(2)

Excluding

asset impairments
In 2023, Other income (expense),

net, was a gain of $517 million

compared to a loss of $75 million

in 2022.
The primary reason for the change

was that in 2022, we recorded

costs of $313 million associated with
regulatory penalties assessed

in connection with the Kusile

project and $195 million of restructuring

and
restructuring-related expenses in connection

with the exit of the full train retrofit

business. The amount in
2022 also included higher

losses from equity-accounted companies

which principally represented

losses in
Hitachi Energy. In 2023, we recorded higher gains from

sales of businesses primarily due

to the sale of the
Power Conversion Division.

In 2022, we recorded a gain

of $43 million relating to the sale of

the remaining
19.9

percent of Hitachi Energy to Hitachi.

In 2023, we recorded lower gains

for net fair value increases in
various equity investments compared

to 2022, the most significant

of which in 2022 related to InCharge
Energy, Inc.

Income from operations
% Change
($ in millions) 2023 2022 2021 2023 2022
Electrification 2,800 2,140 1,827 31% 17%
Motion 1,390 1,092 3,276 27% (67)%
Process Automation

947 663 713 43% (7)%
Robotics & Discrete Automation 446 247 269 81% (8)%
Total Business areas 5,583 4,142 6,085 35% (32)%
Corporate and Other (711) (804) (371) n.a. n.a.
Intersegment elimination

(1) (1) 4 n.a. n.a.
Total 4,871 3,337 5,718 46% (42)%
In 2023 and 2022, changes in income

from operations were

a result of the factors discussed

above and in
“Business analysis” below.
Financial income and expenses
Financial income and expenses

include Interest and dividend

income and Interest and other finance

expense.
Interest and other finance expense

includes interest expense

on our debt, the amortization of upfront
transaction costs associated with long
‑
term debt and committed credit

facilities, commitment fees on

credit
facilities, foreign exchange gains

and losses on financial items, and gains

and losses on marketable
securities. In addition, interest costs

relating to uncertain tax positions

are included within interest expense.
($ in millions) 2023 2022 2021
Interest and dividend income

165 72 51
Interest and other finance

expense

(275) (130) (148)
In 2023, both interest income and interest

expense reflect increases in market

interest rates especially

for the
U.S. dollar and the euro.

Interest on cash deposits reflects

primarily interest income on U.S.

dollar deposits.
Interest expense on our external debt increased

due to higher debt

levels as well as higher interest rates

on
floating rate obligations. Due to our internal

funding structure and the resulting

currency hedging
requirements,

our interest expense reflects more

the short-term Swiss franc interest

rates than the direct
underlying interest costs incurred in

the currencies of our external debt,

especially the euro.
Non-operational pension (cost) credit
A non-operational pension

credit of $17 million was recorded in

2023

compared to a $115 million credit in
2022. The decrease in the non-operational

pension credit compared to 2022 is primarily

due to higher interest
costs on the benefit obligations

(see “Note 17 - Employee benefits”

to our Consolidated Financial
Statements).

Income tax expense
($ in millions) 2023 2022 2021
Income from continuing

operations before

taxes

4,778 3,394 5,787
Income tax expense (930) (757) (1,057)
Effective tax rate for the

year

19.5% 22.3% 18.3%
In 2023, the effective tax rate decreased to

19.5 percent from 22.3 percent

in 2022. In 2023, the effective tax
rate benefited from a favorable resolution

of an uncertain tax position

early in the year which reduced

the
effective tax rate by approximately 4 percentage

points. In 2022, the effective tax was

approximately
2 percentage points higher due

to the non-deductible regulatory penalties

in connection with the Kusile
project and 3 percentage points higher

due to not benefiting losses in

entities having a participation
exemption.

The effective tax rate in 2022 also

reflects a benefit of approximately

6 percentage points due to
changes in assessment of recoverability

of deferred tax assets.
See “Note 16 - Income taxes” to our

Consolidated Financial

Statements for additional information.
Income from continuing operations, net of tax
As a result of the factors discussed above,

compared to 2022, Income

from continuing operations,

net of tax,
increased by $1,211 million to $3,848 million in 2023.
Loss from discontinued operations, net of tax
In 2020, we completed the divestment

of 80.1 percent of our former Power

Grids business to Hitachi. As a
result of the sale, substantially

all Power Grids related assets and

liabilities have been

sold. As this
divestment represented a strategic shift

that would have a major effect on our

operations and financial
results, the results of operations for

this business were presented

as discontinued operations. In addition,

we
also have retained obligations

(primarily for environmental and

taxes) related to other businesses disposed

or
otherwise exited that qualified as discontinued

operations. Changes to these

retained obligations are

also
included in Loss from discontinued

operations, net of tax.

For additional information on the divestment

and discontinued

operations,

see “Note 3 - Discontinued
operations”

to our Consolidated Financial

Statements.
Net income attributable to ABB
As a result of the factors discussed above,

compared to 2022, Net income attributable

to ABB increased by
$1,270 million to $3,745 million

in 2023.

Earnings per share attributable to ABB shareholders
(in $) 2023 2022 2021
Basic earnings per share

attributable to ABB shareholders:
Income from continuing

operations, net of

tax

2.03 1.33 2.31
Loss from discontinued

operations, net of

tax

(0.01) (0.02) (0.04)
Net income

2.02 1.30 2.27
Diluted earnings per share

attributable to ABB shareholders:
Income from continuing

operations, net of

tax

2.02 1.32 2.29
Loss from discontinued

operations, net of

tax

(0.01) (0.02) (0.04)
Net income

2.01 1.30 2.25
Basic earnings per share is calculated

by dividing income by the weighted
‑
average number of shares
outstanding during the year. Diluted earnings

per share is calculated by dividing

income by the
weighted
‑
average number of shares outstanding

during the year, assuming that all potentially

dilutive
securities were exercised, if dilutive.

Potentially dilutive securities

comprise: outstanding written call

options
and outstanding options and

shares granted subject to certain

conditions under our share
‑
based payment
arrangements. See “Note 20 - Earnings

per share”

to our Consolidated Financial

Statements.

# Income from operations & Operational EBITA

$ in millions
800
600
400
200
0
25%
20%
15%
10%
5%
0%
Q1
2021
Q2
Q3
Q4
Q1
2022
Q2
Q3
Q4
Q1
2023
Q2
Q3
Q4
Operational EBITA
Income from operations
Income from operations %

—
Business analysis
Electrification Business area
The financial results of our Electrification

Business area were as follows:
% Change
($ in millions) 2023 2022 2021 2023 2022
Orders

15,189 15,182 13,850 0% 10%
Order backlog at December

31,

6,808 6,404 5,105 6% 25%
Revenues

14,584 13,619 12,894 7% 6%
Income from operations

2,800 2,140 1,827 31% 17%
Operational EBITA

2,937 2,343 2,120 25% 11%
Orders
Approximately two-thirds of the Business

area’s orders are for products with

short lead times; these orders
are usually recorded and delivered

within a three-month period and thus are

generally considered

as short-
cycle. The remainder is comprised

of smaller project orders that require

longer lead times, as well

as larger
solutions requiring engineering

and installation. Approximately half of

the Business area’s orders are received
via third-party distributors.

As a consequence, end-customer

market data is based partially on

management
estimates.
In 2023, orders were flat (increased 1 percent

in local currencies) compared

to 2022,

despite the divestment
of the Power Conversion Division

in July 2023,

which negatively impacted the growth

rate by approximately 2
percent.

Order growth was strong in

the Smart Power Division, partially

offset by decreased demand in the
Smart Buildings and Installation

Products Divisions. Orders improved

on strength in demand in customer
segments such as data centers, utilities,

chemical, and oil and gas. This was

partially offset by weakness in
the building segment, the Electrification

Business area’s largest end-user segment,

led by a slowdown in
residential construction while

commercial construction showed

positive momentum,

mainly in the United
States.

In 2022, orders increased 10 percent

(16 percent in local currencies)

as demand improved across all key
end-user segments.

Demand in the buildings

segment was robust,

with strong growth particularly

in the non-
residential building sector. Solid growth in the residential building sector in the first half of the

year was
partially

offset by a slowdown in the second half of

2022,

particularly in certain European

markets.

We
experienced strong growth in data

centers, food and beverage,

infrastructure and renewables. Demand

from
the oil and gas segment increased

significantly during the year,

while growth in the utilities

and rail segments
was solid even if geographically

uneven.
The geographic distribution

of orders for our Electrification

Business area was as follows:
($ in millions) 2023 2022 2021
Europe

4,629 4,595 4,789
The Americas

6,567 6,509 5,000
of which: United States 5,001 5,062 3,733
Asia, Middle East and Africa

3,993 4,078 4,061
of which: China 1,815 1,992 2,103
Total 15,189 15,182 13,850
In 2023, orders in Europe increased 1 percent

(decreased 1 percent in local

currencies) as a result of growth
in markets such as the United Kingdom,

Turkiye and Ireland.

This was partially offset by a decrease in
demand in Germany,

particularly in the building

segment,

as well as in the Netherlands

and France.

Orders in
the Americas increased 1 percent (1 percent

in local currencies) despite the divestment

of the Power
Conversion Division, which

had a large market presence in the Americas

and negatively impacted growth

in
the region by 2 percent.

Orders decreased 2 percent in

Asia, Middle East and Africa (increased

5 percent in
local currencies) as a lower level

of orders in China,

reflecting a slowdown

in demand, were more than offset
by strong growth in Saudi Arabia

and India.
In 2022, orders in local currencies increased

in all regions. The pandemic-related

challenges improved
compared to 2021 in most geographies.

Orders in the Americas increased

30 percent (31 percent in local
currencies), with demand strengthening

across all key markets, led by increases

in the U.S. and Brazil.
Orders in Europe decreased 4 percent,

reflecting the weakening

of many European currencies against the
U.S. dollar,

but increased 6 percent in local

currencies,

with growth across the region including

in key
markets such as Italy and Germany.

Orders in Asia, Middle

East and Africa were on the same level

as in
2021,

but increased 6 percent in local currencies,

with strong order growth in

India throughout the year
offsetting a slowdown in China.

Orders in China were lower

in most end-user segments mainly as

business
activity was hampered by pandemic-related

measures and also reflected

a challenging comparable

due to
strong order performance in 2021.
Order backlog
In 2023, the order backlog increased

6 percent (6 percent in local currencies).

The divestment of the Power
Conversion Division in July

2023 negatively impacted the growth

rate by approximately 8 percent.

Order
backlog benefited from the strong order

intake in the Smart Power Division.
In 2022, order backlog increased 25 percent

(32 percent in local currencies).

Order backlog benefited from
strong order intake, but was also impacted

by execution challenges

caused by material shortages,
transportation constraints as well

as pandemic-related production

pressures

in some local markets.

Revenues
In 2023, revenues

increased 7 percent (8 percent in

local currencies) compared

to 2022. The divestment of
the Power Conversion Division

in July 2023 negatively impacted

the growth rate by approximately

2 percent.
The supply chain tightness that negatively

impacted revenues in 2022

normalized in 2023,

however, inflation
and labor market shortages

continued to pose challenges.

Pricing actions taken to mitigate

increasing
material,

labor and transportation costs

again contributed strongly

to the higher revenue level

and accounted
for almost half of the revenue growth

in 2023, excluding the negative

impact from the divestment of

the
Power Conversion Division.

The revenue growth was led

by the Distribution Solutions and

Smart Power
Divisions,

reflecting high demand as well

as strong order backlog execution,

while revenues in the Smart
Buildings and Installation

Products Divisions decreased.
In 2022, revenues increased 6 percent

(12 percent in local currencies).

Revenues in local currencies
increased in all divisions

reflecting the strong demand across regions

and end-user segments, however
growth was hampered by component

shortages, logistics

challenges and a tight labor

market. Pricing actions
taken to mitigate increasing material,

labor and transportation

costs contributed strongly to

the higher
revenue level and accounted

for around three quarters

of the revenue growth in 2022. The revenue

growth
was led by the Smart Power Division,

mirroring the very high

demand in this segment. There was

also strong
double-digit revenue growth in local

currencies in the Power Conversion

Division as well as in the Installation
Products Division.

The geographic distribution

of revenues for our Electrification

Business area was as follows:
($ in millions) 2023 2022 2021
Europe

4,641 4,318 4,489
The Americas

5,968 5,181 4,418
of which: United States 4,480 3,791 3,252
Asia, Middle East and Africa

3,975 4,120 3,987
of which: China 1,797 1,969 2,079
Total 14,584 13,619 12,894
In 2023, revenues

in the Americas increased 15 percent

(15 percent in local currencies)

compared to 2022,
despite the divestment of the Power

Conversion Division, which

negatively impacted growth in

the region by
4 percent.

Revenues increased 7 percent

(5 percent in local currencies)

in Europe, led by growth in the
United Kingdom, Turkiye and Italy and supported

by the strengthening of key

European currencies against
the U.S. dollar. Revenues in Asia, Middle East and Africa

decreased 4 percent (increased 3

percent in local
currencies),

mainly reflecting lower revenues

in China caused by a slowdown

in demand.
In 2022, revenues in the Americas increased

17 percent (18 percent in

local currencies) with widespread
regional growth.

Revenues increased 3 percent (10

percent in local currencies) in Asia,

Middle East and
Africa, supported by strong growth in

India,

while revenues in

China were lower than the previous

year.
Revenues in Europe decreased

4 percent,

impacted by weakening

currencies in many European countries
versus the U.S.

dollar, while revenues in the region grew 6 percent

in local currencies.

Income from operations
In 2023, income from operations increased

31 percent,

supported by higher volumes as well

as pricing
actions to offset the adverse impact

from cost inflation,

primarily in labor.

Gains from sale of businesses
amounted to $75 million primarily

reflecting the gain from the divestment

of the Power Conversion

Division in
July 2023.

Benefits of savings realized from

ongoing restructuring and cost

savings programs also positively
influenced income from operations.

These positive effects were partially dampened

by widespread
inflationary cost pressures in 2023. The

level of research and

development spending was higher

in 2023 than
in 2022,

driven mainly by our expansion

in the United States, as well as increased

investments in
sustainability and in our service

offering. Restructuring-related expenses

and implementation costs increased
in 2023 compared to 2022 mainly

due to right-sizing actions

following lower demand

in certain market
segments. Changes in foreign currencies,

including the impacts from

FX/commodity timing differences
summarized in the table below,

negatively impacted income

from operations in 2023 by 1 percent.
In 2022, income from operations increased

17 percent supported by higher

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

Also, lower GEIS integration costs

contributed to the higher income

from operations in
2022 compared to 2021. These positive

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

EBITA for the Electrification Business area was
as follows:
($ in millions) 2023 2022 2021
Income from operations 2,800 2,140 1,827
Acquisition-related amortization

88 104 115
Restructuring, related and

implementation

costs
76 28 66
Changes in obligations

related to divested businesses
1 1 —
Gains and losses from

sale of businesses
(75) (1) 13
Acquisition-

and divestment-related

expenses and integration

costs
30 36 69
Certain other non-operational

items
16 41 7
FX/commodity timing

differences in income from

operations
1 (6) 23
Operational EBITA 2,937 2,343 2,120
In 2023, Operational EBITA increased 25 percent (27 percent

excluding the impact from

changes in foreign
currency exchange rates) compared

to 2022, primarily due to the reasons described

under “Income from
operations”, excluding the explanations

related to the reconciling

items in the table above.
In 2022, Operational EBITA increased 11 percent (20 percent excluding the impact from changes in foreign
currency exchange rates) compared

to 2021, primarily due to the reasons described

under “Income from
operations”, excluding the explanations

related to the reconciling

items in the table above.

# Income from operations & Operational EBITA

$ in millions
2,500
2,400
400
300
200
100
0
145%
140%
20%
15%
10%
5%
0%
Q1
2021
Q2
Q3
Q4
Q1
2022
Q2
Q3
Q4
Q1
2023
Q2
Q3
Q4
Operational EBITA
Income from operations
Income from operations %

Motion Business area
The financial results of our Motion Business

area were as follows:
% Change
($ in millions) 2023 2022 2021 2023 2022
Orders

8,222 7,896 7,616 4% 4%
Order backlog at December

31,

5,343 4,726 3,749 13% 26%
Revenues

7,814 6,745 6,925 16% (3)%
Income from operations

1,390 1,092 3,276 27% (67)%
Operational EBITA

1,475 1,163 1,183 27% (2)%
Orders
In 2023, orders increased 4 percent,

(5 percent in local

currencies) compared to 2022.

The Business area
experienced strong double-digit

order growth in long-cycle markets and project

businesses served by the
System Drives, Large Motors and

Generators, and Traction Divisions, partially

offset by decreased demand
in the short-cycle product-related

divisions. The Business area recorded

strong double-digit order

growth in
process-related segments such

as chemical, oil and gas, and

also growth in cement, mining

and minerals.
Transport segments related to rail and marine

also experienced order growth

during the year while orders
declined in the buildings segment

(heating, ventilation and

air conditioning) as well

as food and beverage.
Overall, the Business area has benefited

from the market shift towards carbon

reduction and increased
energy efficiency in critical processes, such

as the electrification of propulsion

systems and investments in
hydrogen and renewables.
The geographic distribution

of orders for our Motion Business

area was as follows:
($ in millions) 2023 2022 2021
Europe

2,797 2,710 2,617
The Americas

2,715 2,583 2,677
of which: United States 2,186 2,128 2,200
Asia, Middle East and Africa

2,710 2,603 2,322
of which: China 1,300 1,314 1,232
Total 8,222 7,896 7,616

In 2023, orders increased 3 percent

(1 percent in local currencies)

in Europe as orders increased particularly
in Norway, Austria, Finland and Spain partially offset by lower orders

in Sweden, France, Switzerland

and
Italy. In Asia, Middle East and Africa, orders increased

4 percent (10 percent in local currencies)

driven by
growth in India and China,

with the latter impacted by a

weakened Chinese currency. In the Americas, orders
increased 5 percent (4 percent in local

currencies) driven by increased

orders in the U.S. and Canada.
Order backlog
Order backlog in 2023 increased

13 percent (9 percent in local

currencies) compared to 2022 reaching
$5.3 billion. Order backlog increase

was driven by large orders

in the long-cycle business. In

the short-cycle
business, supply chain constraints eased

from the prior year and resulted in a reduction

of the high backlog
built up in 2022.
Revenues
In 2023, revenues increased 16 percent

(17 percent in local

currencies) compared to 2022.

Strong revenue
growth was delivered across all divisions,

both in the short-

and long-cycle businesses.

The revenue growth
was supported by strong demand

and execution of the order

backlog, as well as a positive

full-year impact
from successful price increases in

the prior year.
The geographic distribution

of revenues for our Motion Business

area was as follows:
($ in millions) 2023 2022 2021
Europe

2,704 2,271 2,258
The Americas

2,650 2,208 2,396
of which: United States 2,176 1,823 1,974
Asia, Middle East and Africa

2,460 2,266 2,271
of which: China 1,256 1,245 1,256
Total 7,814 6,745 6,925
In 2023, revenues in Europe increased

19 percent (16 percent in

local currencies) compared to 2022.

The
revenue increase was driven

by Italy, Germany, Sweden, Turk

iye and Spain while

revenues declined in
Switzerland. In Asia, Middle East

and Africa, revenues increased

by 9 percent (14 percent in local currencies)
with solid revenue growth in India,

Australia and China with

the latter partially impacted by a

weakened
Chinese currency.

In the Americas, revenues increased

20 percent (20 percent in local

currencies) with
strong growth in the U.S., Canada and

Mexico.
Income from operations
In 2023, income from operations increased

27 percent. The increase was

driven by higher revenues
reflecting a strong demand, solid

order backlog execution and benefits

from a strong price execution which
more than offset cost inflation related

to labor and materials. Profitability was

also supported by continued
cost discipline and a positive divisional

mix. All divisions apart from the Traction and

IEC LV Motors Divisions
reported strong profitability improvements

in 2023. Changes in foreign

currencies, including the impacts

from
FX/commodity timing differences summarized

in the table below, positively impacted income

from operations
by approximately 1 percent.

# Income from operations & Operational EBITA

$ in millions
300
200
100
0
20%
15%
10%
5%
0%
Q1
2021
Q2
Q3
Q4
Q1
2022
Q2
Q3
Q4
Q1
2023
Q2
Q3
Q4
Operational EBITA
Income from operations
Income from operations %

Operational EBITA
The reconciliation of Income from

operations to Operational

EBITA for the Motion Business area was as
follows:
($ in millions) 2023 2022 2021
Income from operations 1,390 1,092 3,276
Acquisition-related amortization

35 31 43
Restructuring, related and

implementation

costs
46 16 22
Gains and losses from

sale of businesses
— 8 (2,196)
Acquisition-

and divestment-related

expenses and integration

costs
17 15 26
Certain other non-operational

items
6 — 1
FX/commodity timing

differences in income from

operations
(19) 1 11
Operational EBITA 1,475 1,163 1,183
In 2023, Operational EBITA increased 27 percent (27 percent

excluding the impact from

changes in foreign
currency exchange rates) compared

to 2022, primarily due to the reasons

described under “Income

from
operations”, excluding the explanations

related to the reconciling

items in the table above.
Process Automation Business area
The financial results of our Process

Automation Business area were

as follows:
% Change
($ in millions) 2023 2022 2021 2023 2022
Orders

7,535 6,825 6,779 10% 1%
Order backlog at December

31,

7,519 6,229 6,079 21% 2%
Revenues

6,270 6,044 6,259 4% (3)%
Income from operations

947 663 713 43% (7)%
Operational EBITA

909 848 801 7% 6%

Orders
In 2023, orders increased 10 percent

(12 percent in local currencies)

compared to 2022. Order growth

was
negatively impacted by approximately

12 percent due to the spin-off of

the Turbocharging Division in October
2022. Orders grew in all divisions

excluding the Measurement

& Analytics Division and was

strong in
long-cycle projects, reflecting a

significant increase in large

orders. Strong demand was seen

for the product,
systems and service businesses and

supported by most customer

segments. Demand was particularly

strong
in sectors such as marine and ports,

and oil and gas, with additional

positive developments in the areas

of
mining and metals. Customer activities

increased in the power

generation segments, and were

flat in
chemicals and refining, whereas

demand in pulp and paper

was lower. Customer interest continued to be
high in the hydrogen segment, which

remains a growing part of

the business.
The geographic distribution

of orders for our Process Automation

Business area was as follows:
($ in millions) 2023 2022 2021
Europe

2,662 2,361 2,614
The Americas

2,441 1,994 1,645
of which: United States 1,506 1,201 1,047
Asia, Middle East and Africa

2,432 2,470 2,520
of which: China 729 748 821
Total 7,535 6,825 6,779
Orders in Europe increased 13 percent

(14 percent in local currencies).

In local currencies, orders increased
in Norway, Italy and Germany, however the increase in Germany included the impact of an order reversal

of
approximately $170 million

recorded in 2022. Orders in Asia, Middle

East and Africa decreased 2 percent
(increased 2 percent in local currencies).

Higher orders in Saudi

Arabia were more than offset by lower order
volumes in Japan,

Singapore and South Africa. In

the Americas, orders increased

22 percent (21 percent in
local currencies) supported by strong

demand in the U.S. and Canada,

with the former impacted by two large
orders with multi-year fulfillment periods

for $285 million and $150 million,

respectively, in the Marine & Ports
Division. This is partially offset by declined

demand in Argentina which

received several large order

bookings
in 2022.
Order backlog
In 2023, Order backlog increased

21 percent (19 percent in local

currencies) compared to 2022. Order
backlog increased in all

divisions except the Measurement & Analytics

Division due to strong order intake
during 2023. The increase in Order backlog

also includes the impact of

the two large orders with multi-year
fulfillment periods in the Marine &

Ports Division.

Revenues
In 2023, revenues increased 4 percent

(increased 5 percent in local currencies)

in 2023. Revenue growth
was negatively impacted by approximately

11 percent due to the spin-off of the Turbocharging Division in
October 2022. Revenues increased

in all divisions, reflecting

strong execution of the order backlog

in the
long-cycle businesses and strong

underlying demand in the current

year.

The geographic distribution

of revenues for our Process Automation

Business area was as

follows:
($ in millions) 2023 2022 2021
Europe

2,311 2,266 2,439
The Americas

1,741 1,569 1,439
of which: United States 1,077 943 836
Asia, Middle East and Africa

2,218 2,209 2,381
of which: China 708 668 742
Total 6,270 6,044 6,259
Revenues in 2023 were 11 percent higher (10 percent

in local currencies) in the Americas,

flat (5 percent
higher in local currencies)

in Asia, Middle East and Africa

and 2 percent higher (2 percent in

local currencies)
in Europe compared to 2022.

The spin-off of the Turbocharging Division

in October 2022 had a negative
impact on the growth rate in 2023 of

10 percent in the Americas, 12 percent

in Asia, Middle East and Africa,
and 12 percent in Europe. In the Americas,

revenue growth was driven by

the U.S. and Argentina. In Asia,
Middle East and Africa, revenues were

higher in India and

Saudi Arabia but declined

in South Korea and the
United Arab Emirates. Growth in Europe

was reported in key markets including

Norway, Sweden and Poland.
Income from operations
In 2023, income from operations increased

43 percent compared to 2022, driven

by strong business
performance in all divisions, partly

offset by the impact of the spin-off of the

Turbocharging Division. All
divisions reported higher

income from operations. Growth

was driven by higher revenue

volumes, continued
operational improvements in project execution

and a favorable business

mix. The impact of inflation on input
costs was more than offset by the impact

of successful pricing actions

taken in 2022, especially in the short-
cycle business. The increase in

income from operations is also impacted

by gains from sales of

businesses
of $26 million while 2022

included significant costs in connection

with the spin-off of the Turbocharging
Division. Changes in foreign

currencies, including the effect from changes

in the FX/commodity timing
differences summarized in the table below, positively impacted income from operations by approximately
2 percent.
Operational EBITA
The reconciliation of Income from

operations to Operational

EBITA for the Process Automation Business area
was as follows:
($ in millions) 2023 2022 2021
Income from operations 947 663 713
Acquisition-related amortization

5 4 5
Restructuring, related and

implementation

costs
3 29 48
Gains and losses from

sale of businesses
(26) — (13)
Acquisition-

and divestment-related

expenses and integration

costs
(7) 134 35
Certain other non-operational

items
— — 1
FX/commodity timing

differences in income from

operations
(13) 18 12
Operational EBITA 909 848 801
In 2023, Operational EBITA increased 7 percent (8 percent

excluding the impact from

changes in foreign
currency exchange rates) compared

to 2022, primarily due to the reasons

described under “Income

from
operations”, excluding the explanations

related to the reconciling

items in the table above.

Robotics & Discrete Automation Business area
The financial results of our Robotics &

Discrete Automation Business

area were as follows:
% Change
($ in millions) 2023 2022 2021 2023 2022
Orders

3,066 4,116 3,844 (26)% 7%
Order backlog at December

31,

2,141 2,679 1,919 (20)% 40%
Revenues

3,640 3,181 3,297 14% (4)%
Income from operations

446 247 269 81% (8)%
Operational EBITA

536 340 355 58% (4)%
Orders
In 2023, orders decreased 26 percent

(25 percent in local currencies)

as customers normalized order
patterns and the market in China softened.

In the Machine Automation Division,

the shortening of delivery
lead times and easing of supply chain

constraints led to customers

normalizing order patterns, as the
previous year saw customers placing

orders early in an effort to secure deliveries.

In the Robotics Division,
lower orders were driven by the weakness

in the underlying market in China

with additional pressure from
local inventory reductions among

channel partners,

apart from the automotive segment.

The geographic distribution

of orders for our Robotics & Discrete Automation

Business area was as

follows:
($ in millions) 2023 2022 2021
Europe

1,481 2,043 1,978
The Americas

544 609 530
of which: United States 335 404 371
Asia, Middle East and Africa

1,041 1,464 1,336
of which: China 752 1,151 976
Total 3,066 4,116 3,844
In 2023, orders decreased in all regions.

Orders in Europe decreased 28

percent (28 percent in local
currencies) driven by decreased demand,

mainly in Germany,

Italy,

France and Austria. Orders in

the
Americas decreased 11 percent (12 percent in local currencies)

compared to 2022, driven by the
normalization of orders in the U.S.

due to shortened delivery

lead times. Orders in Asia, Middle

East and
Africa decreased 29 percent (25 percent

in local currencies) with lower

demand in China, primarily in

the
Robotics Division.

Order backlog
In 2023, order backlog decreased 20 percent

(20 percent in local currencies)

compared to 2022. Order
backlog decreased in both divisions

due primarily to lower order intake,

along with improved order backlog
execution.
Revenues
In 2023, revenues increased 14 percent

(14 percent in local

currencies) compared to 2022. Revenues
increased in both divisions

due to improved order backlog execution,

higher volumes from book-and-bill
business and the realization

of the impacts of successful

price increases. Service revenues also

increased in
2023,

driven by strong demand from

the automotive segment. The higher

revenues in 2023 also reflects

the
impacts of the COVID-19 shutdown

of the robotics factory in China

during April 2022.
The geographic distribution

of revenues for our Robotics & Discrete

Automation Business area was

as
follows:
($ in millions) 2023 2022 2021
Europe

1,942 1,498 1,582
The Americas

577 525 441
of which: United States 361 374 309
Asia, Middle East and Africa

1,121 1,158 1,274
of which: China 805 899 950
Total 3,640 3,181 3,297
Revenues from Asia, Middle East

and Africa decreased 3 percent (increased

1 percent in local currencies)
compared to 2022

due to improved order backlog execution.

Revenues in Europe increased

30 percent
(27 percent in local currencies) with strong

deliveries to Germany, Italy and France. In the Americas,
revenues increased 10 percent

(8 percent in local currencies)

due to improved order backlog execution

in
Mexico and Canada.
Income from operations
In 2023, the Business area recorded

income from operations

of $446 million compared to $247

million in
2022, with both divisions contributing

to the higher income level. The operational

performance in 2023
reflected improved sales volumes,

price increases, a favorable

change in the revenue mix, and the benefit

of
cost reduction measures put in place

in the second half of 2022. These

positive drivers were partially

offset
by inflationary cost pressures in 2023

as well as some under

absorption of fixed costs in the Robotics
Division as demand softened towards

the second half of the

year.

Changes in foreign currencies,

including
the impacts from FX/commodity timing

differences summarized in the table

below, negatively impacted
income from operations by approximately

1 percent.

Operational EBITA
The reconciliation of Income (loss)

from operations to

Operational EBITA for the Robotics & Discrete
Automation Business area was as

follows:
($ in millions) 2023 2022 2021
Income from operations 446 247 269
Acquisition-related amortization

79 78 83
Restructuring, related and

implementation

costs
6 11 7
Acquisition-

and divestment-related

expenses and integration

costs
14 6 1
Certain other non-operational

items
(10) (8) —
FX/commodity timing

differences in income from

operations
1 6 (5)
Operational EBITA 536 340 355
In 2023, Operational EBITA increased 58 percent (increased

60 percent excluding the impact

from changes
in foreign currency exchange rates)

compared to 2022, primarily

due to the reasons described

under “Income
from operations”, excluding

the explanations related to

the reconciling items in the table

above.
Corporate and Other
Net loss from operations for Corporate

and Other was as follows:
($ in millions) 2023 2022 2021
Corporate headquarters

and stewardship
(557) (430)
(399)
Other corporate costs
(18) (25) (29)
Loss from equity-accounted

companies
(6) (101)
(102)
Fair value adjustment on

equity securities
(2) (4)
94
Regulatory penalty in

connection with Kusile

project
— (313)
—
Net gain (loss) from sale

of businesses
(1)
— 43
(3)
Corporate brand income

from Hitachi Energy
39 57
89
Corporate real estate
103 66
41
E-mobility Division (234) 19 14
Divested businesses and

other non-core activities
(37) (117)
(72)
Total Corporate and Other (712) (805) (367)
(1)

2022 includes

gain on sale

of the remaining

19.9 percent

investment

in Hitachi

Energy Ltd.
In 2023, the net loss from operations within

Corporate and Other decreased

by $93 million to $712 million
compared to 2022. This decrease was primarily

driven by the impact of

certain charges incurred in 2022
including the regulatory penalties

in connection with the Kusile project and

the loss from equity-accounted
companies recorded for our investment

in Hitachi Energy, which was sold in December 2022,

partially offset
by the net loss from operations in

the E-mobility Division in 2023.
Corporate
In 2023, Corporate headquarters and

stewardship costs increased

by $127 million, mainly due to higher
external consulting costs for system

implementations and related

process design, as well as higher

costs in
2023 for employee short-term incentive

compensation.
Corporate brand income results from

granting the use of the ABB

Brand to Hitachi Energy, the fair value of
which was initially determined

on the date of the divestment of the former

Power Grids business in 2020.

A
portion of the proceeds received

for the sale was allocated to

the fair value of the granting of the use

of the
brand and is being amortized

over the expected period of benefit

received by Hitachi Energy.

Corporate real estate primarily includes

income and expenses

from property rentals and gains from

the sale
of real estate properties. In 2023, income

from operations in corporate real estate

included gains from the
sale of real estate properties of approximately

$102 million compared to $73

million in 2022.
Other corporate costs consists of operational

costs of Corporate Treasury and other

minor items.
Other - E-mobility
Commencing in 2023, the E-mobility Division

became an independent

Division and separate operating
segment within ABB. Previously, the Division was managed

in the Electrification Business area.

In connection
with this change, the results of the

Division for all periods are reported

within Corporate and Other as

the
Division does not meet any of the

size thresholds in any period

to be considered a reportable segment.
In 2023, the E-mobility Division reported

a net loss from operations

of $234 million compared to income

from
operations of $19 million in

2022. The loss in 2023 was impacted

by combined charges in

connection with
excess and obsolete components and

unfavorable inventory purchase

commitments of $70 million,
restructuring, related and implementation

costs of $27 million

and higher costs for system implementations
and related process design. The amount

in 2023 also reflects higher

personnel costs as the Division
continues its growth strategy as the

revenues within the Division

grew 33 percent. The change compared

to
2022 also reflects $54 million of gains

recorded in 2022 for net fair value

gains on investments.

The E-mobility Division experienced

revenue growth of 89 percent from

2021 to 2022. The income from
operations in 2022 included

the fair value gains as described

above, while in 2021 it included

$17 million of
fair value gains. The Division also

experienced increases in

administrative costs in 2022 as it

expanded its
cost base in anticipation of significant

revenue growth.
Other - Divested businesses

and other non-core activities
The results of operations for certain

divested businesses and

other non
‑
core activities are presented in
Corporate and Other. Divested businesses include

the high-voltage cables

business, steel structures
business and the oil & gas EPC business.

Other continuing non
‑
core activities include the execution

and
wind
‑
down of certain legacy EPC and other

contracts.
In 2023 and 2022, the amounts represent

charges and losses relating

to divested businesses and the
winding down of the remaining

EPC projects. We recorded losses of $37 million

in 2023, down significantly
from 2022, in which we recorded a

restructuring expense of $195 million

in connection with the exit of

the full
train retrofit business primarily for

contract settlement costs, partially

offset by the reversal of a provision

of
$61 million that we had previously

recorded related to one of our divested

businesses based on a

settlement
proposal issued by the ruling

court.
At December 31, 2023, our remaining

non
‑
core activities primarily include

the completion of the remaining
EPC contracts for substations and

oil & gas.
—
Liquidity and capital resources
Principal sources of funding
We meet our liquidity needs principally

using cash from operations, proceeds from

the issuance of debt
instruments (bonds and commercial

paper), and short
‑
term bank borrowings. In 2023,

we also received funds
from the sale of our Power Conversion

Division.

Our net debt is shown in the table

below:
December 31, ($ in millions) 2023 2022
Short-term debt and current

maturities of long-term

debt

2,607 2,535
Long-term debt

5,221 5,143
Cash and equivalents

(3,891) (4,156)
Restricted cash - current (18) (18)
Marketable securities and

short-term investments

(1,928) (725)
Net debt
(defined as the sum

of the above lines)
1,991 2,779
During 2023, although we continued

to return high amounts of cash to shareholders

in the form of dividends
and purchases of treasury stock, we

significantly increased cash from

operating activities, resulting

in a
decrease in net debt,

as presented in the table

above.
During 2023, our net debt decreased

$788 million to a net debt position

of $1,991 million at December

31,
2023. The effect of exchange rate movements

increased net debt by approximately

$433 million.

In 2023, we
received net proceeds of $553 million

for the sales

of businesses.

We generated cash flows from operating
activities during 2023

of $4,290 million and sold treasury

stock in relation to our employee

share plans for
$154 million. We also issued shares in our

subsidiary ABB E-Mobility

to third parties in private placements

for
$328 million. These items were mostly

offset by amounts for purchases

of treasury shares of $1,258

million,
including $909 million relating

to the announced buybacks

of our shares,

as well as $1,713 million for

the
payment of the dividend to our shareholders.

We made net purchases of property, plant and equipment

and
intangible assets of $623 million

and made payments of dividends

to noncontrolling shareholders

totaling
$93 million.

See “Financial position”, “Investing activities”

and “Financing activities”

for further details.
Our Corporate Treasury is responsible

for providing a range of treasury management

services to our Group
companies, including investing

cash in excess of current business requirements.

At December 31, 2023

and
2022, the proportion of our aggregate

“Cash and equivalents”

(including restricted cash) and “Marketable
securities and short
‑
term investments” managed

by Corporate Treasury amounted to approximately
59 percent and 51 percent, respectively.
Our investment strategy for cash

(in excess of current business

requirements) has generally

been to invest in
short-term time deposits with maturities

of less than 3 months, supplemented

at times by investments in
money market funds and in some

cases, government securities. We actively

monitor credit risk in our
investment and derivative portfolios.

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

an ongoing basis and amended

as we
consider necessary.
Our cash is held in various currencies

around the world. Approximately 51 percent

of our cash and
equivalents held at December 31,

2023, was in U.S. dollars, while

the most significant foreign currencies

in
which cash and equivalents

was held was euros (15 percent) and Chinese

Renminbi (5 percent).
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

capital
expenditure requirements, as well

as meet our debt repayments and

other financial commitments

for the next
12 months. See “Contractual obligations

and commitments”.

Due to the nature of our operations,

including the timing of annual

incentive payments to employees,

our
cash flow from operations generally

tends to be weaker in the first half

of the year than in the second half

of
the year.
Debt and interest rates
Total

outstanding debt was as follows:
December 31, ($ in millions) 2023 2022
Short-term debt and current

maturities of long-term

debt

2,607 2,535
Long-term debt:
Bonds

5,051 4,944
Other long-term debt

170 199
Total debt 7,828 7,678
In 2023, while the reduction of commercial

paper outstanding

and the repayment of long-term debt due

in
2023 offset the reclassifications to short-term

of long-term debt due in 2024,

movements in foreign exchange
rates resulted in a small increase

of short-term debt of 3 percent.
At December 31, 2023, Long-term debt

was $78 million higher compared

to the end of 2022. We issued five
new instruments in 2023 which remain

classified as Long-term debt at

December 31, 2023

(CHF 325 million
1.965% Bonds due 2026,

EUR 500 million 3.25% Instruments

due 2027,

CHF 150 million 1.9775%

Bonds
due 2028,

EUR 750 million 3.375% Instruments

due 2031,

and CHF 275 million 2.1125% Bonds due 2033).
This was more than offset by the reclassification

to current of the EUR 700 million

0.625% Instruments due
2024, EUR 500 million floating

rate Instruments due 2024, EUR 750

million 0.75% Instruments due 2024,

and
CHF 150 million 0.3% Bonds due 2024.

Decreases in interest rates also

resulted in an increase in our long-
term debt of approximately $97 million

due to the application of fair value

hedge accounting on certain
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
swaps,

at December 31, 2023, the effective

average interest rate on

our floating rate long-term debt
(including current maturities) of

$2,907 million and our fixed rate long-term

debt (including current

maturities)
of $4,834 million was 4.8 percent and 2.7

percent, respectively. This compares with an

effective rate of
2.8 percent for floating rate long-term

debt of $3,459 million

and 2.2 percent for fixed rate long-term

debt of
$2,771 million at December 31, 2022.
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

In 2021 we exercised our option to

extend the
maturity of this facility to 2026.

No amount was drawn under

the facility

at December 31, 2023 and

2022. The
facility is available for general corporate

purposes and contains cross-default

clauses whereby an event

of
default would occur if we were

to default on indebtedness, as defined

in the facility, at or above a specified
threshold. In February 2023,

we amended and restated our

facility for the purpose of addressing

the
discontinuation of LIBOR. Under the amended

and restated credit facility, the margin is unchanged,

but
advances in USD are referenced to

CME Term SOFR, whilst advances in CHF and GBP are referenced to
overnight SARON and SONIA,

respectively,

and subject to applicable

credit adjustment spreads.

The credit facility does not contain

financial covenants that would

restrict our ability to pay dividends

or raise
additional funds in the capital

markets. For further details of the

credit facility, see “Note 12 - Debt” to our
Consolidated Financial

Statements.
Commercial paper
At December 31, 2023, we had

two commercial paper programs

in place:
•

a $2 billion commercial paper

program for the private placement of U.S.

dollar denominated
commercial paper in the United States,

and
•

a $2 billion Euro-commercial

paper program for the issuance

of commercial paper in a variety of
currencies.
At December 31, 2023 and 2022, there

were no amounts

outstanding under the $2

billion program in the
United States.
At December 31, 2023, there was no

amount outstanding under

the $2 billion Euro-commercial

paper
program while at December 31, 2022,

there was $1,383 million

outstanding.
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

At December 31, 2023, six

bonds (principal amount of
EUR 700 million due in 2024,

principal amount of EUR 500

million due in 2024, principal

amount of
EUR 750 million due in 2024,

principal amount of EUR 500

million due in 2027, principal

amount of
EUR 800 million due in 2030,

and principal amount of EUR 750 million

due in 2031) having a combined
carrying amount of $4,259 million

were outstanding under the program.

The carrying amount of the five
bonds outstanding under the program

at December 31, 2022, was $3,444

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

Moody’s and BBB− (or above) from Standard

&
Poor’s.
At December 31, 2023

and 2022, our long-term debt was

rated A3 by Moody’s and with a Stable

outlook. At
December 31, 2023

and 2022, our long-term debt was

rated A- by Standard & Poor’s and

with a Stable
outlook.

Limitations on transfers of funds
Currency and other local regulatory

limitations related to the transfer

of funds exist in a number of

countries
where we operate or otherwise have

bank deposits,

including: Argentina, Egypt, India,

Indonesia, Malaysia,
the Russian Federation, South Africa,

South Korea, Thailand,

Turkiye and Vietnam. Funds, other than regular
dividends, fees or loan repayments,

cannot be readily transferred

offshore from these countries and are
therefore deposited and used for working

capital needs in those countries.

In addition, there are certain
countries where, for tax reasons, it

is not considered optimal

to transfer the cash offshore. Consequently,
these funds are not available

within Corporate Treasury to meet short-term cash

obligations outside the
relevant country. The above-described funds are reported

as cash in our Consolidated Balance

Sheets, but
we do not consider these funds immediately

available for the repayment of debt

outside the respective
countries where the cash is situated,

including those described

above. At December 31, 2023

and 2022, the
balance of “Cash and equivalents”

and “Marketable securities

and other short-term investments”

under such
limitations (either regulatory or sub-optimal

from a tax perspective) totaled $1,479

million and $1,381 million,
respectively.
During 2023, we continued to direct our

subsidiaries in countries

with restrictions to place such

cash with our
core banks or investment grade banks,

where possible, in order to

minimize credit risk on such cash
positions. We continue to closely monitor

the situation to ensure bank

counterparty risks are minimized.
—
Financial position
Balance sheets
December 31, ($ in millions) 2023 2022 % Change
Current assets
Cash and equivalents

3,891 4,156 (6)%
Restricted cash 18 18 0%
Marketable securities and

short-term investments

1,928 725 166%
Receivables, net

7,446 6,858 9%
Contract assets 1,090 954 14%
Inventories, net

6,149 6,028 2%
Prepaid expenses

235 230 2%
Other current assets

520 601 (13)%
Total current assets 21,277 19,570 9%
For a discussion on Cash and equivalents,

see sections “Liquidity and

Capital Resources—Principal

sources
of funding” and “Cash flows” for

further details.
Marketable securities and short-term

investments increased

in 2023. The change primarily reflects

higher
amounts placed in bank time deposits

and an increase in amounts

placed in money market funds classified
as equity securities (see “Note 5 - Cash

and equivalents, marketable

securities and short-term investments”
to our Consolidated Financial

Statements).
Receivables, net, increased 9 percent (7

percent in local currencies)

reflecting the higher revenues in

all
Business areas primarily a result of

higher business in

2023 compared to 2022.
Contract assets increased 14 percent (12

percent in local currencies)

due to the higher level of business
activity in all Business areas as well

as timing of invoices issued. The increase

is primarily driven by

the
Process Automation Business area.

Inventories, net, increased 2 percent

primarily due to movements in foreign

currencies. In local currency,
Inventories, net, decreased 1 percent,

reflecting a net decrease

from acquisitions and divestments

of
approximately 1 percent. Inventory was

stable on increased business

volumes as the previous year included
some stockpiling of certain key components

due to supply chain challenges.
December 31, ($ in millions) 2023 2022 % Change
Current liabilities
Accounts payable, trade

4,847 4,904 (1)%
Contract liabilities 2,844 2,216 28%
Short-term debt and current

maturities of long-term

debt

2,607 2,535 3%
Current operating leases 249 220 13%
Provisions for warranties

1,210 1,028 18%
Other provisions

1,201 1,171 3%
Other current liabilities

5,046 4,455 13%
Total current liabilities 18,004 16,529 9%
Accounts payable, trade, decreased

1 percent (3 percent in local

currencies) reflecting some decrease

in
average days payable in 2023

compared to 2022.

Contract liabilities increased

28 percent (27 percent in local

currency) primarily due to higher levels

of
progress billings and advances

at the end of 2023 compared to 2022.

The increase reflects higher levels

in
all Business areas except for Robotics

& Discrete Automation.
The increase in short-term debt

and current maturities of long-term

debt in 2023

reflects the reclassification

to
current of the EUR 700 million

0.625% Instruments due 2024, EUR 500

million Floating Rate Instruments

due
2024, EUR 750 million 0.75% Instruments

due 2024 and the CHF 280 million

0.3% Bonds due 2024,

offset
by the repayment at maturity of

the EUR 700 million 0.625%

Instruments due 2023 and the CHF

275 million
0% Bonds due 2023 as well as by

the full repayment of commercial

paper borrowings under the
Euro-commercial program in 2023.

Movements in foreign

currency rates increased short-term

debt by
6 percent.
Current operating leases includes

the portion of the operating lease

liabilities that are due to be paid

in the
next 12 months. For a summary of

operating lease liabilities, see “Note

14 - Leases” to our Consolidated
Financial Statements.
Provisions for warranties increased 18

percent (15 percent in local

currencies). The increase reflects

the
higher provisioning in 2023

on increased revenues as well

as increases in expected costs for certain

newer
product lines.

For details on the change in the

Provisions

for warranties, see “Note 15 - Commitments

and
contingencies” to our Consolidated

Financial Statements.
December 31, ($ in millions) 2023 2022 % Change
Non-current assets
Property, plant and equipment, net

4,142 3,911 6%
Operating lease right-of-use

assets
893 841 6%
Investments in equity-accounted

companies

187 130 44%
Prepaid pension and other

employee benefits

780 916 (15)%
Intangible assets, net

1,223 1,406 (13)%
Goodwill

10,561 10,511 0%
Deferred taxes

1,381 1,396 (1)%
Other non-current assets

496 467 6%
Total non-current assets 19,663 19,578 0%
In 2023, Property, plant and equipment, net,

increased 6 percent (3 percent

in local currencies) as capital
expenditures exceeded the annual

depreciation expense.

In 2023, Goodwill remained flat (flat in

local currencies). While

currency movements increased

goodwill by
1 percent, the net impact of acquisitions

and divestments

mostly offset this movement.
Intangible assets, net, decreased 13 percent

(15 percent in local currencies).

The decrease primarily
represents the amortization recorded

during the year. While the divestment of

the Power Conversion division
decreased Intangible assets, net, by 5

percent this was mostly offset by other

acquisitions in 2023. For
additional information on

goodwill and intangible assets see “Note 11 - Goodwill and

intangible assets” to our
Consolidated Financial

Statements.
Prepaid pension and other

employee benefits decreased 15

percent (22 percent in local currencies).

For
additional information on

Pension and employee benefits see “Note

17 - Employee benefits”

to our
Consolidated Financial

Statements.
In 2023, Deferred taxes decreased 1 percent

(4 percent in local currencies).

For details on deferred tax
assets see “Note 16 - Income taxes”

to our Consolidated Financial

Statements.
December 31, ($ in millions) 2023 2022 % Change
Non-current liabilities
Long-term debt

5,221 5,143 2%
Non-current operating leases 666 651 2%
Pension and other employee

benefits

686 719 (5)%
Deferred taxes

669 729 (8)%
Other non-current liabilities

1,548 2,105 (26)%
Total non-current liabilities 8,790 9,347 (6)%
Long-term debt increased 2 percent

(decreased 3 percent in local

currencies).

The balance at December 31,
2023, includes five instruments newly issued

in 2023: (i) CHF 325 million

1.965% Bonds due 2026,
(ii) EUR 500 million 3.25% Instruments

due 2027,

(iii) CHF 150 million 1.9775%

Bonds due 2028,
(iv) EUR 750 million 3.375% Instruments

due 2031 and (v) CHF 275 million

2.1125% Bonds due 2033.

The
increase was more than offset by the reclassification

to current of the EUR 700

million 0.625% Instruments
due 2024, EUR 500 million Floating

Rate Instruments due 2024, EUR 750

million 0.75% Instruments due
2024 and CHF 280 million 0.3%

Bonds due 2024.

For additional information

on Long-term debt, see “Liquidity
and Capital Resources—Debt

and interest rates” as well as “Note

12 - Debt” to our Consolidated

Financial
Statements.
Non-current operating leases includes

the portion of the operating lease

liabilities that are due to be paid

in
more than 12 months.
Pension and employee benefits

decreased 5 percent (6 percent in

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
from changes in restricted cash.
The Consolidated Statements of Cash

Flows can be summarized as follows:
($ in millions) 2023 2022 2021
Net cash provided by

operating activities
4,290 1,287 3,330
Net cash provided by

(used in) investing activities
(1,615) 981 2,307
Net cash used in financing

activities
(2,897) (2,394) (4,968)
Effects of exchange rate changes

on cash and equivalents

(43) (189) (81)
Net change in cash and

equivalents and restricted

cash
(265) (315) 588
Operating activities
($ in millions) 2023 2022 2021
Net income 3,824 2,594 4,650
Loss from discontinued

operations, net of

tax
24 43 80
Depreciation and amortization

780 814 893
Total

adjustments to reconcile

net income to net cash

provided by
operating activities

(excluding depreciation

and amortization)

(200) (434) (2,593)
Total

changes in operating

assets and liabilities

(127) (1,683) 308
Net cash provided by operating

activities — continuing

operations
4,301 1,334 3,338
Net cash used in operating

activities — discontinued

operations
(11) (47) (8)
Cash flows from operating activities

in continuing operations

in 2023 provided net cash of $4,301

million,
more than three times the amount reported

in 2022. In 2023, we had significantly

higher cash effective net
income (i.e. net income from continuing

operations adjusted for depreciation,

amortization and other non-
cash items) reflecting the increase in

business volumes and

operating margins. Lower cash

flows in 2022
were also partially due to costs relating

to business restructurings

as well as costs for the spin-off of the
Turbocharging Division and other business

portfolio transactions.

In 2022, the amount also includes
payments of approximately $315

million in relation to regulatory

penalties for the Kusile project.
Our cash flows in 2023 improved

on stronger working capital

management especially in

the area of
inventories which contributed

more than $1 billion of improvements

in cash flows with some additional
modest improvements in the

timing of collections of cash

from customers. In 2023, we were able

to keep our
working capital steady even while

realizing increasing business volumes

and some inflation-driven cost and
price changes. This compares to

the increase in working capital in

2022 which was driven by the significant
buildup of inventories. In 2023

and 2022, there were no significant

cash flows from operating

activities of
discontinued operations.

Investing activities
($ in millions) 2023 2022 2021
Purchases of investments (1,957) (321) (1,528)
Purchases of property, plant and equipment

and intangible assets

(770) (762) (820)
Acquisition of businesses

(net of cash acquired)

and

increases in cost-

and equity-accounted

companies

(225) (288) (241)
Proceeds from sales of investments 610 697 2,272
Proceeds from maturity

of investments
149 73 81
Proceeds from sales of

property, plant and equipment

147 127 93
Proceeds from sales of

businesses (net of

transaction costs and

cash
disposed) and cost-

and equity-accounted

companies

553 1,541 2,958
Net cash from settlement

of foreign currency

derivatives
(109) (166) (121)
Changes in loans receivable,

net
3 320 (19)
Other investing activities

7 (14) (4)
Net cash provided by

(used in) investing

activities — continuing
operations (1,592) 1,207 2,671
Net cash used in investing

activities — discontinued

operations
(23) (226) (364)
Net cash used in investing activities

for continuing operations

in 2023

was $1,592 million compared

to
$1,207 million provided

by investing activities during 2022, a change

of $2,799 million. This difference
primarily represents changes in

amounts invested in money

market funds as well as other short-term
investments as the significantly higher

operating cash flows generated

in 2023 resulted in higher

investments
made, especially at the end of the

year. In 2023, net proceeds from sales of businesses

was lower at
$553 million,

primarily representing the sale

of our Power Conversion Division,

while in 2022 we received

net
proceeds in connection with the sale

of our remaining equity-method

investment in Hitachi Energy of
$1,552

million. In addition, during 2022,

Changes in loans receivable, net, includes

funds collected from a
subsidiary of Accelleron in October

2022, related to a short-term intercompany

loan granted in anticipation

of
the Turbocharging Division spin-off.
The following presents purchases

of property, plant and equipment and intangible

assets by significant asset
category:
($ in millions) 2023 2022 2021
Construction in progress

532 540 479
Purchase of machinery

and equipment
176 127 150
Purchase of land and buildings 11 26 158
Purchase of intangible

assets
51 69 33
Purchases of property, plant and equipment

and intangible assets

770 762 820
There were no significant acquisitions

in 2023 while the amount in 2022

primarily reflects the amount paid

to
acquire In-Charge.
Cash flows used in investing activities

for discontinued operations

includes amounts relating to the original
sale of the Power Grids business

to Hitachi in 2020. Certain amounts

related to the purchase price were
subject to adjustment, including

the final settlement for working

capital balances as well as other payments
which were contractually due to be

transferred to Hitachi in periods

after the initial sale.

In 2023 and 2022,
payments totaling $23 million and

$227 million, respectively, were made.

Financing activities
($ in millions) 2023 2022 2021
Net changes in debt with

maturities of 90 days or

less

(1,365) 1,366 (83)
Increase in debt

2,586 3,849 1,400
Repayment of debt

(1,567) (2,703) (1,538)
Delivery of shares

154 394 826
Purchase of treasury

stock

(1,258) (3,553) (3,708)
Dividends paid

(1,713) (1,698) (1,726)
Cash associated with

the spin-off of the Turbocharging

Division
— (172) —
Dividends paid to noncontrolling

shareholders

(93) (99) (98)
Proceeds from issuance

of subsidiary shares
328 216 —
Other financing activities

31 6 (41)
Net cash used in financing

activities — continuing

operations
(2,897) (2,394) (4,968)
Net cash provided by

financing activities

— discontinued
operations — — —
Our financing cash flow activities primarily

include debt transactions

(both from the issuance of

debt
securities and borrowings directly

from banks), share transactions

(including share transactions

in
consolidated subsidiaries) and

payments of distributions to controlling

and noncontrolling shareholders.
In 2023, the net outflow for debt with

maturities of 90 days or less related

to net repayments of amounts
outstanding under the Euro-commercial

paper program and various

local country borrowings.
In 2023, “Increase in debt” primarily represents

initial borrowings for terms longer

than 90 days under the
Euro-commercial paper program

of $400 million and borrowings

under the following five long-term debt
transactions (total cashflow amount at

date of borrowings of approximately

$2,170 million):
•

CHF 325 million 1.965% Bonds

due 2026
•

EUR 500 million 3.25% Instruments

due 2027
•

CHF 150 million 1.9775% Bonds

due 2028
•

EUR 750 million 3.375% Instruments

due 2031
•

CHF 275 million 2.1125% Bonds due 2033
In 2023, “Repayment of debt”

includes the repayment at maturity of

the EUR 700 million 0.625%

Instruments
and CHF 275 million 0% Bonds and

repayments of $418 million

under the Euro-commercial paper

program
for borrowings having terms longer than

90 days.
“Delivery of shares” in 2023

primarily reflects cash received

from the exercise of options in connection

with
our Management Incentive Plan (resulting

in a delivery of 6 million shares).

All shares were delivered

out of
Treasury stock.
“Proceeds from issuance of subsidiary

shares” in 2023 relates to the sale

of shares by ABB E-mobility
Holdings Ltd through a private placement

of $328 million.
In 2023, “Purchase of treasury stock” reflects

$909 million of cash payments

to purchase 25 million of our
own shares in connection with the announced

share buyback programs. It also

reflects $349 million paid

to
purchase 9 million shares on

the open market during the year.

Contractual obligations and commitments
The contractual obligations presented

in the table below represent our estimates

of future payments under
fixed contractual obligations and

commitments. These amounts may differ

from those reported in our
Consolidated Balance

Sheet at December 31, 2023. Changes

in our business needs, cancellation

provisions
and changes in interest rates, as well

as actions by third parties and

other factors, may cause these
estimates to change. Therefore, our actual

payments in future periods may

vary from those presented below.
The table below summarizes certain

of our cash requirements for known

contractual obligations and

principal
and interest payments under our

debt instruments and purchase

obligations at December 31, 2023, and

the
timing thereof.

For details of future operating

and finance lease payments,

see “Note 14 - Leases” to our
Consolidated Financial

Statements.
At December 31, 2023 ($ in

millions)
Current Non-current Total
Long-term debt obligations

2,507 5,237 7,744
Interest payments related

to long-term debt obligations
131 910 1,041
Purchase obligations 3,150 1,297 4,447
Total 5,788 7,444 13,232
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
Maximum potential payments
December 31, ($ in millions) 2023 2022
Performance guarantees

3,451 4,300
Financial guarantees

94 96
Total 3,545 4,396
The carrying amount of liabilities

recorded in the Consolidated

Balance Sheets reflects our best estimate of
future payments, which we may incur

as part of fulfilling our guarantee

obligations. In respect of the above
guarantees, the carrying amounts

of liabilities at December 31, 2023

and 2022,

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

At December 31, 2023

and 2022, the total outstanding

performance
bonds aggregated to $3.1 billion

and $2.9 billion, respectively. There have been no significant amounts
reimbursed to financial institutions

under these types of arrangements

in 2023 and 2022.
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

Code of Best Practice for Corporate

Governance, as well as those of

the
capital markets where its shares are

listed and traded. In addition

to the provisions of the Swiss Code of
Obligations, ABB’s key principles and

rules on corporate governance

are laid down in ABB’s Articles of
Incorporation, the ABB Ltd Board

Governance Rules (which include

the governance rules of ABB’s Board
committees and the ABB Ltd Related

Party Transaction Policy, which defines the criteria to determine the
independence of the members of

ABB Ltd’s Board of Directors), and

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

44, CH-8050 Zurich, Switzerland.
Swiss corporate law has been revised,

effective as of January 1, 2023. The

main objectives of the revision
were to strengthen shareholder

rights, improve corporate governance

and modernize corporate law

in
general. Swiss corporations are required

to amend their articles of incorporation

and other organizational
regulations, as applicable, for compliance

with the new law by the end of 2024

at the latest. The shareholders
of ABB approved the necessary

changes to ABB’s Articles of Incorporation

as proposed by the Board at
ABB’s Annual General Meeting in March

2023.

Compensation governance and Board and EC compensation
Information about ABB’s compensation governance

as well as Board and Executive Committee

(EC)
compensation and shareholdings

is provided in the section titled "Compensation"

below.
—
Board of Directors
Board and Board committees (2023–2024 Board term)

Board of Directors

Chairman:

Peter R. Voser
Gunnar Brock

Denise C. Johnson
Vice
‑
Chairman:

Jacob Wallenberg
David Constable Jennifer Xin-Zhe Li
Frederico Fleury Curado Geraldine Matchett
Lars Förberg David Meline

Finance, Audit and Compliance
Committee
Governance and Nomination
Committee
Compensation
Committee

David Meline (chairman) Peter R. Voser (chairman)
Frederico Fleury Curado

(chairman)
Gunnar Brock Lars Förberg David Constable
Denise C. Johnson Jennifer Xin-Zhe Li Jennifer Xin
‑
Zhe Li
Geraldine Matchett Jacob Wallenberg
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

of
finance and accounting. The Chairman

of the Board and, upon invitation

by the committee’s chairman, the
CEO or other members of the Executive

Committee may participate in the

committee meetings, provided

that
any potential conflict of interest is

avoided and confidentiality

of the discussions is maintained.

In addition, the
chief integrity officer, the head of internal audit and

the external auditors participate

in the meetings as
appropriate. The Board has determined

that David Meline, chairman of

the FACC, is an audit committee
financial expert,

in accordance with the rules

of the New York Stock Exchange.
Governance and Nomination Committee
The GNC is responsible for (1) overseeing

corporate governance practices within

ABB, (2) overseeing ABB’s
sustainability agenda (including

corporate social responsibility, health, safety and environment),
(3) nominating candidates for the

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

reach and culture. The Board
strives for diversity in all aspects including

gender, nationalities, ethnicity, geographic/regional experience and business experience. In addition,

the average tenure of the members

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

from among its members to that
position for the remainder of that

term. The Board of Directors

shall consist of no less than

7 and no more
than 13 members.

Members of the Board (2023–2024 Board term)
Board Experience
Corporate Officer
Experience Other Business Experience
Global Experience Country of Origin / Nationality Gender Non
-
Executive
Independent
Board Member
ABB Board Tenure (years) Other Public Board Experience CEO CFO Operations Risk Management Sustainability Digital / Technology
Peter R. Voser 9
● ● ● ● ● ● ● ●
CH M Yes Yes
Jacob Wallenberg 25
● ● ● ● ● ● ●
SE M Yes Yes
Gunnar Brock 6
● ● ● ● ● ●
SE M Yes Yes
David Constable 9
● ● ● ● ● ●
CA, US M Yes Yes
Frederico Fleury Curado 8
● ● ● ● ● ● ●
BR, PT M Yes Yes
Lars Förberg 7
● ● ● ● ●
SE, CH M Yes Yes
Denise C. Johnson 1
● ● ● ● ● ●
US F Yes Yes
Jennifer Xin-Zhe Li 6
● ● ● ● ● ● ●
CN, CA F Yes Yes
Geraldine Matchett 6
● ● ● ● ●
CH, UK, FR F Yes Yes
David Meline 8
● ● ● ●
US, CH M Yes Yes

Peter R. Voser

has been a member
and Chairman of ABB’s Board of
Directors since April 2015. He was
also ABB’s Chief Executive Officer
from April 2019 to February 2020.
He is a member of the board of directors

of IBM
Corporation (US). He is also a member

of the
board of directors of Temasek Holdings (Private)
Limited (Singapore) as well

as chairman of the
board of PSA International Pte Ltd (Singapore),
one of its subsidiaries. In addition,

he is the
chairman of the board of trustees of

the St. Gallen
Foundation for International Studies.

He was
previously the chief executive officer of

Royal
Dutch Shell plc (The Netherlands).

Mr. Voser was
born in 1958 and is a Swiss citizen.
Jacob Wallenberg

has been a
member of ABB’s Board of
Directors since June 1999 and Vice-
Chairman since April 2015. He

is
the chairman of the board of
Investor AB (Sweden). He is vice
‑
chairman of the
boards of Telefonaktiebolaget LM Ericsson,
Wallenberg Investments AB, FAM AB and
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
Mr. Brock was born in 1950 and is a Swedish
citizen.
David Constable

has been a
member of ABB’s Board of
Directors since April 2015. He is

the
chairman of the board of directors
and chief executive officer of Fluor
Corporation (US). He was formerly

the chief
executive officer and president as well

as a
member of the board of directors of

Sasol Limited
(South Africa). He joined Sasol after

more than 29
years with Fluor Corporation (US).

Mr. Constable
was born in 1961 and is a Canadian

and US
citizen.
Frederico Fleury Curado

has been a
member of ABB’s Board of
Directors since April 2016. He is

a
member of the boards of directors
of Transocean Ltd. (Switzerland)
and LATAM

Airlines Group S.A. (Chile). Through
April 2023, he was a member of

the board of
directors of Ultrapar S.A. (Brazil). He

was
formerly the chief executive officer of Ultrapar
S.A. and Embraer S.A. (both Brazil).

Mr. Curado
was born in 1961 and is a Brazilian

and
Portuguese citizen.
Lars Förberg

has been a member of
ABB’s Board of Directors since April
2017. He is co
‑
founder and
managing partner of Cevian Capital.
Mr. Förberg was born in 1965 and is
a Swedish and Swiss citizen.
Denise C. Johnson

has been a
member of ABB’s Board of
Directors since March 2023. She is
a member of the boards of directors
of the US National Mining
Association, the National Association

of
Manufacturers and the US Chamber

of
Commerce (all US). Through December

2023,
she was a member of the board

of directors of the
Mosaic Company (US). Ms. Johnson

is group
president of Caterpillar Inc. (US),

responsible for
Resource Industries. Before

joining Caterpillar in
2011, she worked for General Motors (GM) in
different managerial roles in the US and as
president and managing director

of GM in Brazil.
Ms. Johnson was born in 1966

and is a US
citizen.

Jennifer Xin-Zhe Li

has been a
member of ABB’s Board of
Directors since March 2018. She is
a member of the boards of directors
of SAP SE (Germany) and Full
Truck Alliance Co. Ltd. (Cayman Islands/P.R.C.).
Through February 2023, she was

a member of
the board of directors of Kone Oy

(Finland).
Ms. Li is a founder and general

partner of
Changcheng Investment Partners

(P.R.C.),

a
private investment fund. From 2008

to 2018, she
served as chief financial officer of Baidu

Inc.
(P.R.C.)

and chief executive officer of

Baidu
Capital (P.R.C.). Prior to that, Ms. Li spent 14
years with General Motors, holding

various senior
finance positions, including

chief financial officer
of GM China and corporate controller

for GMAC
North American Operations. Ms. Li was born in
1967 and is a Canadian

citizen.
Geraldine Matchett

has been a
member of ABB’s Board of
Directors since March 2018.
Through September 2023, she was
the co-chief executive officer and
the chief financial officer of DSM-Firmenich
(Switzerland), and prior to the DSM-Firmenich
merger of DSM (The Netherlands). She

was
previously the chief financial officer of SGS

Ltd
(Switzerland). Prior to joining

SGS she worked as
an auditor at Deloitte Ltd (Switzerland)

and
KPMG LLP (UK). Ms. Matchett was

born in 1972
and is a Swiss, British and French

citizen.
David Meline

has been a member of
ABB’s Board of Directors since April
2016. He is a member of the boards
of directors of HP Inc. and Pacific
Biosciences of California, Inc. (both
US). From 2011 through 2022, he held chief
financial officer roles at Moderna Inc., Amgen

Inc.
and the 3M Company (all US).

From 2008
through 2011 he was the corporate controller and
chief accounting officer of the 3M Company

(US).
Prior to joining 3M, Mr. Meline worked for more
than 20 years for General Motors Company

(US).
Mr. Meline was born in 1957 and is a US and
Swiss citizen.

As of December 31, 2023, none of

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

or the CEO. Documentation
covering the various items of

the agenda for each Board meeting

is sent out in advance to each

Board
member in order to allow each member

time to study the covered matters

prior to the meetings. Each Board
meeting has a private session without

management or others being

present. Decisions made at the Board
meetings are recorded in written

minutes of the meetings. Some decisions

are also taken by circular
resolution.
The table below shows the number of

meetings held during

2023 by the Board and its committees,

their
average duration, as well as the attendance

of the individual Board

members. The Board meetings shown
include a strategic retreat attended

by the members of the

Board and the EC.

2023 Board and Board

Committee Meetings
Pre Annual General Meeting

2023
Post Annual General

Meeting 2023
Board Board
Meetings and attendance Mtg.
Conf.
Call FACC GNC CC Mtg.
Conf.
Call FACC GNC CC
Average duration (hours) 7.75 1 2.75 1.75 1.75 7.75 1.25 3.25 1.25 1.25
Number of meetings 1 1 3 2 2 4 2 4 3 5
Meetings attended:
Peter R. Voser 1 1 2 4 2 3
Jacob Wallenberg 1 1 2 4 1 3
Gunnar Brock 1 1 3 4 2 4
David Constable 1 1 2 4 2 5
Frederico Fleury Curado 1 1 2 4 2 5
Lars Förberg 1 1 2 4 2 3
Denise C. Johnson (1) 4 2 4
Jennifer Xin-Zhe Li 1 1 1 2 4 2 3 4
Geraldine Matchett 1 1 3 4 1 3
David Meline 1 1 3 4 2 4
Satish Pai
(2)
1 1 2
(1)

Elected at ABB’s Annual General Meeting 2023.
(2)

Did not stand for re-election at ABB’s Annual General Meeting 2023.
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
systems and electrical solutions

through its Electrification

and Process Automation businesses

to Fluor.
David Constable is the chairman of

the board of directors and CEO of

Fluor.
Caterpillar Inc. (Caterpillar) is an important

customer of ABB. ABB

sells primarily motors and generators
through its Motion business to Caterpillar. Denise

Johnson is a group president of Caterpillar.
After reviewing the level of business

with Fluor and Caterpillar, the Board has determined

that ABB’s
business relationships

with these companies are not unusual

in their nature or conditions and do not
constitute material business relationships.

As a result, the Board concluded

that all members of the Board are
independent.

These determinations were made in

accordance with ABB Ltd's

Related Party Transaction Policy, which is
contained in the ABB Ltd Board

Governance Rules (available

at
https://new.abb.com/about/corporate-
governance ).

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

the objectives of the business.

The
ERM process is typically cyclical

in nature, conveying the idea

of continuous refinement of the risk
management approach in a dynamic

business environment. Furthermore,

ABB runs a mitigation process

for
the identified risks that is key to

the success of this process. ERM

assessments are both top down

and
bottom up. They cover strategic,

financial, and operational

risks, both current and long term. Key

risks
identified and managed

in 2023 were those related to information

and cyber security,

availability of
components and price volatility, lack of qualified and

available resources and

geopolitical instability. ERM
results are reported to the FACC and the entire Board.

This information becomes part of

the overall strategic
and risk discussions by the Board

to help create value for stakeholders.

Information to the Board and the Finance, Audit and Compliance Committee

Supervisory and control instruments

vis-à-vis the auditors
Our auditors, KPMG, attend each

meeting of the FACC and each meeting includes

a private session between
the auditors and the FACC without management

being present. In 2023, the

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
•

Critical accounting policies

and practices of the Company;
•

All alternative accounting treatments

of financial information that were

discussed between the
auditors and management as well

as the related ramifications;

and
•

Material communications between

the auditors and management

such as any management letter
or schedule of audit differences.
Taking into account the opinions of management, the FACC evaluates the qualifications,

independence and
performance of the auditors. The

FACC reports the material elements of its supervision

of the auditors to the
Board and on an annual basis

recommends to the Board the auditors

to be proposed for election at

the
general meeting of shareholders.

—
Executive Committee
Composition of the Executive Committee (at December 31, 2023)
Björn Rosengren
Chief Executive Officer
CORPORATE OFFICERS BUSINESS AREA PRESIDENTS
Timo Ihamuotila Morten Wierod
Chief Financial Officer Electrification
Carolina Granat Peter Terwiesch
Chief Human Resources Officer Process Automation
Karin Lepasoon
Tarak

Mehta
Chief Communications and Sustainability

Officer
Motion
Sami Atiya
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

and
personnel matters, transactions and

other issues material to the

Group. Each member of the Executive
Committee is appointed and discharged

by the Board.
Members of the Executive Committee (at December 31, 2023):
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

Through
May 2023, he was a member of the board

of
directors of Hitachi Energy Ltd

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
Between 1998 and 2006, he held

several
management positions with ABB. Mr. Mehta was
born in 1966 and is a US and Swiss

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
2011. Mr.

Atiya was born in 1964 and

is a
German citizen.

On October 30, 2023, ABB announced

that
Mathias Gaertner has been appointed General
Counsel and Company Secretary

and a member of
the Executive Committee. He will

join ABB in 2024
from Holcim, a global construction materials
company,

where he has been head legal

&
compliance and a member of its group

executive
committee since 2021. Mr. Gaertner was born in
1973

and is a German citizen.
Further information about the members

of the
Executive Committee can be

found on ABB’s
website under the Executive Committee

link
(available at https://new.abb.com/about/corporate-
governance ).
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
Business relationships between ABB and its EC members
The Company has determined that

there are no important business

relationships between ABB and

its EC
members, or companies and organizations

represented by them. This determination

was made in
accordance with ABB Ltd's Related

Party Transaction Policy, which is contained in the ABB Ltd Board
Governance Rules (available

at
https://new.abb.com/about/corporate-governance ).
—
Shares
Share capital of ABB
At December 31, 2023, ABB’s ordinary share

capital (including

treasury shares) as registered with the
commercial register amounted

to CHF 225,840,309, divided into

1,882,002,575 fully paid registered

shares
with a par value of CHF 0.12 per share.
ABB Ltd’s shares are listed on the SIX Swiss

Exchange and the NASDAQ

OMX Stockholm Exchange.

On
April 25, 2023, ABB announced

its plans to delist its American

Depositary Receipts (ADR) from

the New York
Stock Exchange, and ultimately

to seek to deregister its ADRs and

the underlying shares under

the US
Securities Act of 1934. The delisting

became effective on May 23, 2023, and

the ADR program was
converted into a sponsored Level

I ADR program,

trading on the US over-the-counter

market.

At
December 31, 2023, ABB Ltd had

a market capitalization based

on outstanding shares (total number of
outstanding shares: 1,841,507,246)

of approximately CHF 67 billion

($82 billion, SEK 820 billion). The only
consolidated subsidiary

in the ABB Group with listed shares

is ABB India Limited, Bangalore,

India, which is
listed on the BSE Ltd. (Bombay

Stock Exchange) and the National

Stock Exchange of India. At December

31,
2023, ABB Ltd, Switzerland, directly

or indirectly owned 75 percent

of ABB India Limited, Bangalore,

India,
which at that time had a market

capitalization of approximately

INR 990 billion.

Stock exchange listings (at December 31, 2023)
Stock exchange Security
Ticker symbol

ISIN code
SIX Swiss Exchange ABB Ltd, Zurich, share ABBN CH0012221716
SIX Swiss Exchange
ABB Ltd, Zurich, share

buyback
(second trading line)
ABBNE CH0357679619
NASDAQ OMX Stockholm

Exchange
ABB Ltd, Zurich, share ABB CH0012221716
BSE Ltd. (Bombay Stock

Exchange)
ABB India Limited, Bangalore,

share
ABB
(1)
INE117A01022
National Stock Exchange

of India
ABB India Limited, Bangalore,

share
ABB INE117A01022
(1)

Also called

Scrip ID.
Share repurchases and cancellation
Following the introduction of a capital

band as approved by ABB’s

shareholders at its Annual General
Meeting 2023, the Board of Directors

resolved to cancel 82,742,500 shares

repurchased under ABB’s
2021/22 and 2022/23 share buyback

programs. These shares

were cancelled in June 2023, resulting

in a
reduced total number of issued

ABB Ltd shares of 1,882,002,575.

In April 2023, ABB launched a follow-up

share buyback program of up to $1 billion.

This new program is
consistent with ABB’s capital allocation

principles and its capital structure

optimization program targeting

to
maintain a strong investment grade

rating.

Under that share buyback

program, ABB repurchased a

total of
17,167,000 shares as per December

31, 2023.
ABB intends to use the capital band

(see “Capital band” below) again

for cancellation of shares repurchased
under the share buyback program 2023/24.
Further information on ABB’s share buyback

programs can be found at
https://global.abb/group/en/investors/investor-and-shareholder-resources/share-buybacks
.

In addition, ABB repurchased a total of

9,100,000 shares as per December

31, 2023, primarily for use in
connection with employee share

programs. Further information

can be found at
https://www.abb.com/investorrelations .
Changes to the ordinary share capital
Except for the share cancellations

described above and in ABB’s Annual

Report

2022

and 2021 on Form
20-F, there were no other changes to ABB’s ordinary share capital during 2023, 2022 and 2021.
Convertible bonds and options
ABB does not have any bonds outstanding

that are convertible into ABB shares.

For information about
options on shares issued by ABB, please

refer to “Note 19 – Stockholders'

equity” to ABB’s Consolidated
Financial Statements.

Contingent share capital
At December 31, 2023, ABB’s share capital

may be increased

by an amount not to exceed CHF 24,000,000
through the issuance of up to 200,000,000

fully paid registered shares

with a par value of CHF 0.12 per share
through the exercise of conversion

rights and/or warrants granted in

connection with the issuance

on national
or international capital markets of

newly or already issued

bonds or other financial market

instruments. If this
contingent share capital were fully

issued,

this would increase the existing share

capital by approximately
10.6

percent.

The contingent share capital has

not changed during

the last three years.
At December 31, 2023, ABB’s share capital

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

rights may be exercised during
a maximum ten
‑
year period, and warrants may be

exercised during a maximum

seven
‑
year period, in each
case from the date of the respective

issuance. The advance

subscription rights of the shareholders

may be
granted indirectly.
At December 31, 2023, ABB’s share capital

may be increased

by an amount not to exceed CHF 11,284,656
through the issuance of up to 94,038,800

fully paid shares with a par

value of CHF 0.12 per share to
employees. If this contingent share

capital were fully issued,

this would increase the existing share

capital by
approximately 5.0 percent.

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

below).

Capital band
In line with the revised provisions of

the Swiss Code of Obligations

effective since January 1, 2023,
shareholders approved

at ABB’s Annual General Meeting 2023

the introduction of a capital band

ranging
from CHF 212,192,469 (lower limit)

to CHF 259,346,349

(upper limit), i.e. from 90 percent

to 110 percent of
the share capital entered in the

commercial register at that time.

The capital band replaced the authorized
capital, which expired in March 2023

and no longer exists under the

revised law.

Within this capital band, the Board of

Directors is authorized

to increase or reduce the share capital

once or
several times until March 23, 2028, or

until an earlier expiry

of the capital band. In the event of a capital
increase within the capital band,

the Board is authorized,

to the extent necessary, to determine the date of
issue of new shares, the issue price,

the type of contribution, the conditions

for the exercise of pre
‑
emptive
rights and the beginning date

for dividend entitlement. In

this regard, the Board may issue

new shares by
means of a firm underwriting through

a financial institution, a syndicate

of financial institutions or another

third
party and a subsequent offer of these shares

to the existing shareholders

or third parties (if the pre-emptive
rights of the existing shareholders

have been withdrawn or have

not been duly exercised).

The Board is
entitled to permit,

to restrict or to exclude the

trade with pre-emptive rights. It may

permit the expiration of
pre ‑
emptive rights that have not been

duly exercised,

or it may place such rights

or shares as to which
pre
‑
emptive rights have been granted,

but not duly exercised,

at market conditions or may use

them
otherwise in the interest of the Company. The Board is

further authorized to restrict or deny

the pre
‑
emptive
rights of shareholders and allocate

such rights to third parties

if the shares are to be used (1) for

the
acquisition of an enterprise, parts

of an enterprise, or participations,

or for new investments, or, in case of a
share placement, for the financing

or refinancing of such transactions; or

(2) for the purpose of broadening
the shareholder constituency in connection

with a listing of shares on domestic

or foreign stock exchanges.
The subscription and the acquisition

of the new shares, as well as each

subsequent transfer of the

shares,
will be subject to the restrictions of

ABB’s Articles of Incorporation

(available at
https://new.abb.com/about/corporate-governance
).

If ABB’s share capital increases as a result

of an increase from ABB’s contingent

capital, the upper and lower
limits of the capital band shall

increase in an amount corresponding

to such increase in the share capital.
In the event of a capital reduction

within the capital band, the Board

of Directors is authorized,

to the extent
necessary, to determine the use of the reduction amount.
ABB used the capital band for cancellation

of shares repurchased

under the share buyback programs
2021/22 and 2022/23 and

intends to use it again for cancellation

of shares repurchased under the share
buyback program 2023/24 (see “Share

repurchases and cancellation”

above).
Exclusion of pre-emptive or advance subscription rights
Until March 23, 2028, or an earlier

expiry of the capital band,

the total number of newly issued shares

which
may be issued with the restriction

or withdrawal of (advance)

subscription rights from (i) ABB’s contingent
share capital and from (ii) ABB’s capital

band in any event shall not exceed

196,474,500 shares,
i. e. 10 percent of the share capital entered

in the commercial register

at the time when the capital band

was
introduced.
—
Shareholders
Shareholder structure
At December 31, 2023, the total number

of shareholders directly registered

with ABB Ltd was approximately
88,000 and another 550,000

shareholders held shares

indirectly through nominees. In total,

as of that date,
ABB had approximately 638,000 shareholders.

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

Sweden, disclosed that as per December

31, 2023, it owned
265,385,142 ABB Ltd shares and

controlled 14.1 percent of

the voting rights in ABB Ltd. The number

of
shares held by Investor AB does

not include shares held by Mr. Jacob Wallenberg, the chairman of Investor
AB and a director of ABB, in his individual

capacity.
BlackRock,

Inc., U.S.A., disclosed to

ABB and the SIX Swiss Exchange

that as per June 1, 2023, it owned
82,027,197 ABB Ltd shares and controlled

5.05 percent of the voting rights

in ABB Ltd.

At December 31, 2023, to the best

of ABB’s knowledge, no other shareholder

held 3 percent or more of
ABB’s total share capital and voting rights

as registered in the commercial

register on that date.

ABB Ltd has no cross shareholdings

in excess of 5 percent of capital, or voting

rights with any other
company.
Announcements related to disclosure

notifications made by shareholders

during 2023

can be found via the
search facility on the platform of

the Disclosure Office of the SIX Swiss Exchange:

https://www.ser-
ag.com/en/resources/notifications-market-participants/significant-shareholders.html #/.
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
Right to vote
ABB has one class of shares and

each registered share carries

one vote at the general meeting of
shareholders. Voting rights may be exercised only

after a shareholder has been

registered in the share
register of ABB as a shareholder

with the right to vote, or with Euroclear

Sweden AB (Euroclear), which
maintains a subregister of the share

register of ABB.
A shareholder may be represented

at the general meeting

of shareholders by the independent

proxy elected
by the shareholders (“Unabhängiger

Stimmrechtsvertreter”), its legal representative

or, by means of a written
proxy, any other proxy who need not be a shareholder. If the Company does not have an independent

proxy,
the Board of Directors shall appoint

the independent proxy for the next

general meeting of shareholders.

All
shares held by one shareholder

may be represented by one representative

only.

For practical reasons shareholders

must be registered in the share register

no later than 6 business

days
before the general meeting of shareholders

in order to be entitled

to vote. Except for the cases described
under “Limitations on transferability

of shares and nominee

registration”

below, there are no voting rights
restrictions limiting ABB’s shareholders’

rights.
Powers of General Meeting of Shareholders
The ordinary general meeting

of shareholders must be held

each year within 6 months after the

close of the
fiscal year of the Company; the business

report, the compensation

report,

the auditors’ reports,

and the report
on non-financial matters shall be made

available to the shareholders

by no later than 20 days prior to the
meeting.
The following powers shall

be vested exclusively in the general

meeting of shareholders:
•

Adoption and amendment of the

Articles of Incorporation;

•

Election of the members of the

Board of Directors, the Chairman

of the Board of Directors, the
members of the Compensation Committee,

the auditors and the independent

proxy;

•

Approval of the annual management

report and consolidated

financial statements;

•

Approval of the annual financial

statements and decision on the allocation

of profits shown on the
balance sheet, in particular with regard

to dividends;
•

The determination of interim dividends

and the approval of the interim financial

statements
required for this purpose;
•

The resolution on the repayment

of the statutory capital reserve;
•

Approval of the maximum compensation

of the Board of Directors and

of the Executive
Committee pursuant to Article 34 of

the Articles of Incorporation;
•

Granting discharge to the members of

the Board of Directors and the persons

entrusted with
management;

•

The delisting of the Company’s equity

securities;
•

The approval of the report on non-financial

matters;
•

Passing resolutions as to all matters

reserved to the authority of

the general meeting of
shareholders by law or under

the Articles of Incorporation or that are

submitted to the general
meeting of shareholders by the Board

of Directors, subject to Article 716a

of the Swiss Code of
Obligations.
Resolutions and elections at General

Meetings of Shareholders
Unless otherwise required

by law or the Company’s Articles of Incorporation,

the general meeting of
shareholders shall pass resolutions

and decide elections upon a majority of

the votes represented.

One or more shareholders who, alone

or together, hold at least 0.02 percent of the

share capital or votes may
demand that an item be included

on the agenda or that a proposal

relating to an agenda item be included

in
the notice convening the general

meeting of shareholders. Such a request

must be received by the Company
in writing at least 40 days prior to

the meeting and shall specify the agenda

items and the proposal or
proposals together with a brief statement

of the reasons.
ABB’s Articles of Incorporation do not

contain provisions on the convocation

of the general meeting of
shareholders that differ from the applicable

legal provisions.

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
disposal of the general meeting

of shareholders.
Under Swiss law, ABB Ltd may only pay out a dividend

if it has been proposed by a shareholder

or the Board
of Directors and approved at a general

meeting of shareholders, and

the auditors confirm that the dividend
conforms to statutory law and ABB’s Articles

of Incorporation. In practice,

the general meeting of
shareholders usually approves

dividends as proposed by the Board of

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

allocated to its profit reserves.

As ABB Ltd pays cash dividends,

if any, in
Swiss francs (subject to the exception

for certain shareholders in

Sweden described below),

exchange rate
fluctuations will affect the US dollar

amounts received by holders

of ADSs upon conversion of

those cash
dividends from Swiss francs.
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

the
shares in its own name and for its

own account, that there

is no agreement on the redemption

of the relevant
shares and that it bears the economic

risk associated with the shares.

If the shareholder refuses to

make
such declarations, it will be registered

as a shareholder without

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

no exemptions granted in 2023.
The limitation on the transferability

of shares may be removed

by an amendment of ABB’s Articles

of
Incorporation by a shareholders’

resolution requiring

two-thirds of the votes represented

at the general
meeting of shareholders.
No restriction on trading of shares

No restrictions are imposed on

the transferability of ABB shares.

The registration of shareholders

in the ABB
share register, Euroclear and the ADS register kept

by Citibank does not affect transferability

of ABB shares
or ADSs. Registered ABB shareholders

or ADR holders may therefore

purchase or sell their ABB

shares or
ADRs at any time, including

before a general meeting of shareholders

regardless of the record date.

The
record date serves only to determine

the right to vote at a general

meeting of shareholders.

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
Asea Brown Boveri Ltd, which directly or

indirectly owns the other companies

in the ABB Group. "Item 4.
Information on the Company—Organizational

structure" sets forth, as of December

31, 2023, the name, place
of incorporationand ownership

interest of the significant direct and indirect

subsidiaries of ABB Ltd. ABB’s
operational group structure is described

in ABB’s Financial Report 2023.
Management contracts
There are no management contracts

between ABB and companies

or natural persons not belonging

to the
ABB Group.
Change of control clauses
Board members, Executive Committee

members, and other members of senior

management do not receive
any special benefits in the event

of a change of control. From 2021,

the rules for the Long-Term Incentive
Plan (LTIP) have been amended to no longer provide

for accelerated vesting upon

a change of control.

Employee participation programs
In order to align its employees’

interests with the business

goals and financial results of

the Company, ABB
operates a number of incentive plans,

linked to ABB’s shares, such as

the Employee Share Acquisition

Plan
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
related financial instruments.

No exceptions were granted

to this rule in 2023.

—
Compensation
Compensation at a glance
─
Board compensation
Compensation for the 2023–2024

term of office
The aggregate Board compensation

for the 2023–2024

term of office
(CHF 4,380,000) was within the maximum

amount (CHF 4,400,000)
approved at the 2023 Annual General

Meeting (AGM).
Compensation Exhibit 1: Board

compensation (in CHF)

for the 2023–2024 term of

office
Aggregate compensation 4,380,000
Approved compensation amount

4,400,000
Share ownership of Board members
Except for one member, who joined the Board in 2023,

all other Board
members held ABB shares at December

31, 2023, worth at least 300 percent
of their 2023 Board compensation.
Compensation Exhibit 2: Board

members shareholding (at

December 31, 2023) in %

of 2023 total compensation
*

*
Based on share price of CHF 31.24, the 2023

Long-Term Incentive Plan (LTIP

)

reference price, and shares held at December 31,

2023.

─
Executive Committee
(EC) compensation
Compensation structure as from

2023
Compensation Exhibit 3: EC

compensation structure as

from 2023
Fixed compensation –

base salary and benefits
Variable compensation

–
short-term incentive (AIP)
Variable compensation

–
long-term incentive (LTIP)
Wealth at risk/
Share ownership
Purpose and
link to
strategy
Facilitates attraction and
retention of talented EC
members; base salary
compensates for the role and
relevant experience; benefits
protect against risk
Rewards annual Company,
business area, functional and
individual performance.
Aligned with the Company’s
Annual Performance Plan
Rewards Company
performance over a three-
year period and encourages
creation of long-term,
sustainable value for
shareholders. Aligned with
the Company’s Long-Term
Performance Plan
Aligns individual’s personal
wealth at risk directly to the
ABB share price, and EC
members’ interests with those
of shareholders to maintain
focus on ABB's long-term
success
Operation Salary in cash, benefits in
kind, and pension
contributions
Annual awards, payable in
cash after a one-year
performance period; malus
and clawback provisions to
be implemented from 2024
Annual grants in shares
which may vest after three
years, and are subject to
performance conditions;
malus and clawback
provisions in place
Individuals are required to
hold ABB shares
Opportunity
level
(as % of

base salary)
Based on scope of
responsibilities, personal
experience,

and skillset
CEO
500% of annual salary (net of
taxes)

* EC members with legacy employment
contracts have a Target LTIP

grant of
100%, and Max LTIP opportunity of
200%. The higher LTIP opportunity for
the newer EC members is largely offset
by lower pension and other benefit
costs.
Other EC members
400% of annual salary (net of
taxes)
Performance
indicators

Changes to base salary
consider individual
performance, future
potential, broadening of
responsibilities, and
external benchmarking
Exposure to ABB share price

Total EC compensation for 2023
The aggregate EC compensation for

2023 (CHF 40,642,468) was within

the maximum amount approved

at
the 2022

AGM (CHF 45,900,000).
Compensation Exhibit 4: EC

compensation (in CHF)

for 2023
Effective aggregate compensation 40,642,468
Approved aggregate compensation

45,900,000
The largest portion of the CEO’s 2023 total

compensation was delivered

via performance driven variable
compensation (55 percent), represented

by short-term and long-term

incentives. For the other EC members,
on an aggregate level, variable

compensation represented 52 percent of

their 2023 compensation. The
following chart shows the composition

of the 2023 total compensation

for the EC members at December

31,
2023.
Compensation Exhibit 5:

2023 total compensation mix (in

CHF) for the CEO and

other EC members on aggregate

level*
* Composed of actual base salary, 2023 AIP, 2023 LTIP grant,

pension, and other benefits. 2023 AIP

represents accrued short-term incentive for the
year 2023, which will be paid

in 2024, after the publication of ABB's financial

results. The sum of percentage figures may differ from 100 percent due to
rounding with

one decimal.
Realized variable compensation

in 2023
Realized variable compensation

considers the AIP award and the LTIP award at the end of

their respective
performance cycles, reflecting actual

AIP payment and LTIP vesting, based on achievement

of the respective
plan performance measures.

The outcome of the 2023 AIP was

above the target for all

current EC members (143.3 percent

on average),
and the LTIP that vested in 2023 (2020 LTIP) exceeded the target level, with a final vesting level of
189.5 percent of target.

Compensation Exhibit 6:

2023 AIP outcome compared to

target
Compensation Exhibit 7:

2020 LTIP outcome

compared to target
Realized total compensation in 2023
Considering the stated variable

components above, the realized

total compensation in 2023 was above

the
target total compensation for all EC

members, driven by strong performance

in 2023 and the high level

of
achievement against the targets for

the 2020 LTIP,

which vested in 2023.

Compensation Exhibit 8: Realized

total compensation in 2023

compared to target total compensation
Further details related to the realized

compensation of each EC member

and each compensation

component
are specified in Compensation

Exhibit 48.

CEO share ownership requirement (500%)
EC appointment
Björn Rosengren
January 2020
Timo Ihamuotila
April 2017
Carolina Granat
January 2021
Karin Lepasoon
October 2022
Other EC members share ownership requirement (400%)
Sami Atiya
June 2016
Tarak Mehta
October 2010
Peter Terwiesch
January 2017
Morten Wierod
April 2019
0%
200%
400%
600%
800%
1000%
Held shares in % of net salary
Granted, but unvested shares
Share ownership requirement

Share ownership of EC members
EC members may not sell their shares

(except to meet tax and

social security costs related to

share vesting)
until they achieve the required share

ownership level.
Six out of eight EC members exceeded

their share ownership

requirements. The other two

members have
been appointed to the EC in the last

three years.
When considering the number of granted,

but unvested, ABB shares of EC

members at December 31, 2023,
it is expected that the remaining

two most recently appointed

EC members who do not currently

meet their
share ownership requirement

are projected to do so in 2026, after vesting

of the 2023

LTIP grant, and in
2027, after vesting of the 2024 LTIP grant,

respectively.
Compensation Exhibit 9: EC

shareholding compared to

share ownership guideline*
*
Based on share price of CHF 31.24,

the 2023 LTIP reference price, and shares held

at December 31, 2023. Future allocation of granted,
but unvested, shares is based on target achievement

level and relevant plan specific settlement: default settlement of the final 2021 LTIP,
2022

LTIP and 2023 LTIP awards is 100

percent in shares. The value of shares is compared against the annual base salary net of taxes, at
December

31, 2023.

Compensation governance
The Compensation Report is prepared

in accordance with the Swiss

Code of Obligations, the Directive on
Information relating to Corporate

Governance of the SIX Exchange

Regulation, the rules of the stock

markets
of Sweden and the United States,

where ABB shares were listed

until May 2023, and the principles

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

strategy and policy,

determining the

compensation of the Board and
the EC, and in preparing the proposals

to the AGM on compensation

matters. The
responsibilities of the CC are defined

in more detail in the Board Regulations

and Corporate
Governance guidelines, which

are also available on ABB’s Corporate Governance

website.
• Compensation principles
(Article 33): Compensation

of the members of the Board consists

of
fixed compensation only, which is delivered in cash and

shares (with an option to elect

for shares
only). Compensation of the members

of the EC consists of fixed

and variable compensation.
Variable compensation may comprise short-term and long-term

elements. Compensation

may be
paid in cash, shares, or other benefits.
• “Say-on-pay” vote

(Article 34): Shareholders

approve the maximum aggregate amount

of
compensation of the Board for

the following Board term and

of the EC for the following

financial
year.
•
Supplementary amount for new

EC members

(Article 35): If the maximum approved
aggregate compensation amount

is not sufficient to also cover the compensation

of newly
appointed EC members, up to 30 percent

of the last maximum approved

aggregate amount shall
be available as a supplementary

amount to cover the compensation

of such new EC members.
•
Loans

(Article 37): Loans may not be granted

to members of the Board or of the

EC.
Authority levels in compensation matters
The authority levels of the different bodies

on compensation matters are

detailed in Compensation

Exhibit 10.
Compensation Exhibit 10: Authority

levels in compensation

matters
CEO CC Board AGM
Maximum aggregate compensation

amount for the EC
● ● ●
CEO compensation
● ●
Individual compensation

of other EC members
● ●
Maximum aggregate compensation

amount for the Board

● ● ●
Individual compensation

of Board members
● ●
Compensation Policy

● ●
Compensation Report
● ●
Consultative vote
●

Recommendation
● Proposal ● Approval

Activities of the CC in 2023
The CC meets as often as business

requires but at least four times

a year. In 2023, the CC held seven
meetings and performed the activities

described in Compensation

Exhibit 11. The CEO, the Chief Human
Resources Officer (CHRO) and the Head

of Performance and

Reward also attend all or part

of the CC
meetings in an advisory capacity. The Chairman of the

CC may decide to invite other executives

upon
consultation with the CEO, as appropriate.

Executives do not attend

the meetings or the parts of the meetings
in which their own compensation

and/or performance are being

discussed. Further details are provided

in the
section “Board of Directors – Meetings

and attendance” of "Item 6. Directors,

Senior Management and
Employees".
Compensation Exhibit 11:

CC activities during 2023
Strategy
Review of EC compensation

structure
Continued monitoring of link

between sustainability

and compensation
Board compensation
Review of compensation

benchmarking

for Board members (bi-annual

activity)
EC compensation
Review of recommendations

on individual compensation

for EC members

Review of the share ownership

of EC members
Review and approval

of compensation for

new and departing

EC members
Performance – relating

to past performance

cycle
Assessment of AIP awards

for 2023
Assessment of achievement

of performance targets

for LTIP awards vesting in 2023
Performance – relating

to forthcoming performance

cycle
Setting of AIP design,

measures and targets

for 2023
Consideration of forecast

AIP outcomes for 2023
Consideration of preliminary

AIP measures and

targets for 2024
Setting of performance

targets for LTIP grants in 2023
Consideration of forecast

achievement against

performance targets

for unvested LTIP grants
Compliance
Review of CC annual

plan

Review of feedback

from Stakeholder Engagement

meetings
Regulatory and market updates
Review of the Compensation

Report for publication
Preparation of maximum

aggregate compensation

for the Board to be submitted

for AGM vote
Preparation of maximum

aggregate compensation

for the EC to be submitted

for AGM vote
The Chairman of the CC reports

to the full Board regularly, usually after each CC meeting.

The minutes of the
CC meetings are available

to the members of the Board.
The CC retains independent, external

advisors for compensation

matters. In 2023 PricewaterhouseCoopers
(PwC) was mandated to provide these

services.

In addition to its CC advisory role,

PwC also provides human
resources, tax, and advisory services

to ABB. Other external

advisors may be employed by

the CC and
management on a case-by-case basis.
Sustainability-related considerations

in ABB’s compensation
There are a range of sustainability-related

considerations which play an

important role in our compensation
philosophy, including the desire to foster a strong link between

ABB’s Sustainability Agenda and

the variable
compensation for the EC and senior

management,

as well as the general

ambition to reinforce its social
contract with its employees.

Impact of sustainability performance on variable compensation

Given sustainability is an integral

part of ABB’s strategy and plans,

there is a strong, direct link between

the
Sustainability Agenda and

executive incentives through ABB’s key variable

compensation programs such as
AIP and LTIP.

Regarding the AIP, all EC members have two or three sustainability goals (out of a maximum of three) in

the
individual component of their respective

plans.

In 2023,

all EC members had an environmental

goal (scope 1 and 2 greenhouse

gas (GHG) emissions
reduction). Most of the EC members had

a social goal, which for the CEO

and business area presidents

was
safety, and for most corporate officers was an increase

in the proportion of women in senior

management
roles (female leaders),

while the CFO had a governance

goal (related to internal controls).
In addition, all EC members had an

integrity goal designed to help

deliver ABB’s obligations under the
Deferred Prosecution Agreement

(DPA) in line with our commitments to the US Department

of Justice.
Regarding the LTIP granted to ABB’s senior management

in 2023,

including the EC, a Company-wide
sustainability performance measure

with a weighting of 20 percent

forms part of the performance

measures.

•

For the 2023 LTIP,

the sustainability performance

measure was the Company’s

GHG emissions
reduction at the end of the three-year

performance period (2023–2025),

compared to the 2019
baseline.

•

To

support our strong ambition

to our long-term GHG emissions

reduction, the sustainability
measure for the 2024

LTIP will again be GHG emissions

reduction at the end of the three-year
performance period (2024–2026), compared

to the 2019 baseline. See “2024

LTIP grants” below
for the target and award points.
Details of the long-term GHG emissions

reduction targets can be

found in ABB’s Item 4. Information on

the
Company—Sustainability activities.
Programs for ABB employees
In addition to the offer of fair and competitive

compensation to our employees,

ABB also strives to offer
additional programs to reinforce

its social contract with its employees.

Selected key programs and their

links
to our Sustainability Agenda

are summarized in the Compensation

Exhibit 12 below.
Compensation Exhibit

12: Selected programs

for employees
Program Operation and purpose Link to ABB’s Sustainability Agenda
Employee Share
Acquisition Plan
(ESAP)
Offered to ca. 100,000 employees in over 60 countries, providing the opportunity
to purchase shares in ABB one year after the start of a plan, at a price which will
be fixed at the beginning of each annual plan cycle, and become

ABB
shareholders. The opportunity for share ownership is the same for permanent full-
time and permanent part-time employees at ABB. This is the

case in all ABB
locations where ESAP is offered.
Supports social goals by aligning
employees’ interests with the interests of
shareholders and maintaining focus on
the long-term success of the Company.

Parental Leave
A global and gender-neutral program, offered to all

employees, which sets out a
minimum standard on paid parental leave that supports all family types. The
primary caregivers receive 12 weeks of paid leave and the secondary caregivers
four weeks following the birth of a child or when becoming

a new parent by
adoption or surrogacy
Supports social goals, promotes
wellbeing and the ABB value of “Care”.
Employee
Assistance
A global program, offered to all employees. The program supports the employee’s
wellbeing by offering paid counseling on emotional health,

family concerns and
workplace concerns.
Supports social goals, promotes
wellbeing and the ABB value of “Care”.
Car or
Transportation
Allowance
Offered to selected employees based on business

need or market practice, with
any car provision being progressively migrated to e-vehicles or transportation
allowances which can be used to contribute to public transport,

cycle, or other
transport needs.

Supports environmental goals by
addressing changed needs related to
mobility and providing greater flexibility
to opt for more environmentally friendly
solutions.

Board compensation policy

The compensation policy for the members

of the Board is designed

to attract and retain experienced

people
to the Board. Compensation considers

the responsibilities, time and

effort required to fulfill their roles on

the
Board and its committees and is generally

positioned at levels similar to other

Swiss listed companies of
comparable size and complexity.
Compensation structure
A fixed fee is payable to the Chairman,

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

be sold, transferred, or pledged.

Any restricted shares are unblocked

when a
Board member leaves the Board.
Implementation of Board compensation

policy

Board fees by role
As mentioned above, the levels

and mix of Board members’

compensation are regularly

compared against
the compensation of non-executive Board

members from a cross-selection

of publicly traded companies in
Switzerland, excluding financial

services, including Alcon, Geberit,

Givaudan, Holcim, Kuehne

+ Nagel,
Logitech, Lonza, Nestle, Novartis,

Richemont, Roche, Sika, Sonova

and Swisscom. Such a review

was last
undertaken in 2023,

and there was no adjustment made

to Board fees for the term of office from

the 2023
AGM to the 2024 AGM, as set out in

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
(2) CC: Compensation Committee,
FACC: Finance, Audit and Compliance Committee,
GNC: Governance and Nomination Committee.

Total

Board compensation

The compensation paid to the Board

members for the calendar

year 2023 and for the term of office from the
2023 AGM to the 2024

AGM are disclosed in Compensation

Exhibit 14 below and in Compensation
Exhibits 37 and 38, respectively, in the section “Compensation tables and share ownership

tables”.
At the 2023 AGM, the shareholders

approved a maximum aggregate

compensation amount of
CHF 4.4 million for the 2023–2024

Board term. This amount equals

the approved amount for the previous
Board term, as both the compensation

per Board member and

the number of Board members remained
unchanged.

The Board compensation to be paid for

the 2023–2024

Board term is CHF 4.38 million and is
therefore within the amount approved

by the shareholders.

Compensation Exhibit 14: Board

compensation (in CHF)
Board term
Board of Directors 2023–2024 2022–2023
Number of members 10 10
Total compensation 4,380,000 4,380,000
Maximum aggregate compensation

amount approved at previous

AGM
4,400,000 4,400,000
Compensation of former Board members
In 2023,

no payment was made

to any former Board member.
Compensation for services rendered

In 2023, ABB did not pay any fees or

compensation to the members

of the Board for services rendered

to
ABB other than those disclosed in

this report.

Share ownership of Board members
The members of the Board collectively

owned less than one percent

of ABB’s total shares outstanding

at
December 31, 2023.
Compensation Exhibit 39 in the section

“Compensation tables

and share ownership tables”

shows the
number of ABB shares held by each

Board member at December 31, 2023

and 2022. Except as described in
this Compensation Exhibit, no

member of the Board and no

person closely linked to a member

of the Board
held any shares of ABB or options

in ABB shares.
Shares delivered to Board members

as part of their compensation

are blocked for a period of three years.

Compensation Exhibit 2 in the section

“Compensation at a glance” shows the

wealth at risk for each Board
member, comparing the value of shares held at December

31, 2023,

with the total compensation

for the
2023–2024

term of office. Except for one member, who joined the Board in

2023, all other Board members
held ABB shares at December 31,

2023, worth at least 300 percent

of their 2023 Board compensation.
External mandates held by ABB Board members
Nine out of ten ABB Board members

held at least one external mandate

in other companies. Detailed
information can be found in Compensation

Exhibit 40 in the section “Compensation

tables and share
ownership tables”.

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

with ABB’s Annual and Long-Term
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

is capped at
200 percent of the conditional

grant.
The Compensation Exhibit below

shows the impact of the application

of the compensation policy introduced
in 2022, on the target compensation

mix for EC members, compared

to the compensation mix applicable
prior to 2022. The new policy provides

a greater emphasis on variable

pay, which is especially reflected in the
long-term compensation component.

Compensation Exhibit

15 illustrates the policy change for

new EC
entrants (excluding the CEO), applying

an entry level salary of CHF 700,000

and an incumbent age of 50
years to reflect the pension benefits.

Compensation Exhibit 15: Policy

for target compensation

mix of EC members (excluding

CEO) appointed prior

to and
after 2022*
*
Note that, by exception, the new mix of target compensation was not applied to the newly appointed Chief Communications

and
Sustainability Officer, where a target

LTIP of 100 percent of base

salary is applied.

Competitive positioning of compensation
The Board considers competitive

market data when setting the compensation

policy for the EC. It is also one
of several factors in positioning

the target compensation

for individual EC members which

include:
•

individual profile of the EC member in

terms of experience and

skills;
•

individual performance and potential;
•

market value of the role (compensation

benchmarking).
Comprehensive EC compensation

benchmark reviews are performed

every other year. The CC last
conducted such a review in 2022.
While each of these peer groups

used in the benchmarking

exercise,

matched the size, scope and

complexity
of ABB, and excluded

companies from the financial

services sector, the application of a specific peer group
depends

on the nature of the role and the source

of relevance. For example,

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

Pan-
European
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

Fresenius Medical Care, GlaxoSmithKline, Heidelberg

Materials,
Heineken, Henkel, Hennes & Mauritz, Holcim, Iberdrola, Imperial

Brands, Industria de Diseno Textil,

Jeronimo Martins SGPS, Kuehne +
Nagel, Linde, L’Oreal, Michelin, National Grid,

Naturgy Energy Group, Nokia, Novartis,

Novo Nordisk, OMV, Philips, Rio

Tinto, Safran, Saint
Gobain, Sanofi, SAP,

Schneider Electric, Telefonaktiebolaget

LM Ericsson, Thales, Umicore, Veolia

Environment, Vinci and Vodafone.
It is the intention to position target

compensation for individual

EC members between the median and upper
quartile of the relevant peer group(s)

considering the other factors

referenced above (e.g., the EC

member’s
skills, experience, performance and potential).
The comparison of ABB to its compensation

benchmarking peer

groups is shown in Compensation

Exhibit 17
below.

This data

shows that ABB is typically positioned

at the median of key comparator indicators

(market
capitalization, revenues, and number

of employees) against the

Global Industry and Pan-European Market
peer groups, and at the upper quartile

of the Swiss Market peer group.

The next compensation benchmarking
review will take place in 2024.

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
(3) Market

capitalization

is averaged

over a period

of three

months (June

20, 2022,

until September

20, 2022).
(4) All currencies have been converted to CHF, where needed, applying full-year average currency exchange rates based on the

period from
July 1, 2021, to June 30, 2022

.
(5) Revenues and number of employees as

per last financial year prior to October 2022.
(6) Number of employees in full

-time equivalent (FTE) unless FTE information was not available,

then in total number of employees.
Compensation elements
Compensation Exhibit 3 in the section

“Compensation at a glance” sets out

the purpose and link to strategy,
the operation, the opportunity level and

the performance measures. This section

provides further details for
each compensation element.

Fixed compensation – base salary and

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

Variable compensation – Annual Incentive Plan (AIP)

Purpose and link to strategy

The AIP is designed to reward

EC members for the Group’s

results, the results of their business area or
corporate function and their individual

performance over a time horizon

of one year and is aligned

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
•

A common Group financial measure

with a 20 to 40 percent weighting.
•

Up to three Group or business area

financial measures, with a 40 to 60 percent

weighting.
•

An individual measure with

a 20 percent weighting. This individual

component is informed by up
to three goals which may include

a combination of quantitative and qualitative

goals.
o

From 2022, at least two of these goals

relate to sustainability.
o

The outcome against this individual

measure is a discretionary judgment

based on the
combined performance against

all individual goals.

A summary of the composition and

total weighting of the measures

for all EC members is set out in
Compensation Exhibit 18.

Compensation Exhibit 18: Composition

and weighting of AIP measures

for EC members
CEO and corporate officers
(1)
Business area presidents
Common Group financial measure 40% 20%
Other Group financial measures
Up to three measures n.a.
40%
Business area financial measures n.a.
Up to three measures
60%
Individual measure
Includes up to three goals (minimum

two
must relate to sustainability)
Includes up to three goals (minimum

two
relate to sustainability)
20% 20%
Total 100% 100%
(1)
Corporate officers include Chief Financial Officer, Chief Human Resources Officer,

General Counsel and Chief Communications and Sustainability Officer.
Other design features
A target will be set for each performance

measure, corresponding

to the expected level of performance that
will generate a target (100 percent) award.

For each measure except the individual

measure, a minimum
level of performance, below which

there is no award (threshold)

and a maximum level of performance,

above
which the award is capped at 150 percent

of the target (maximum), will

also be defined.

The payment conditions for financial

AIP measures are summarized in

Compensation Exhibit 19. For

Group
and business area financial

measures, the award percentage

achievements between threshold

and target
level,

as well as between target and maximum

level are determined by linear

interpolations between these
award points.
Compensation Exhibit 19: Pay

ment conditions for the AIP

of EC members
Level of performance
Below threshold Threshold Target Maximum
Award achievement

per financial measure
0% >0% 100% 150%
The outcomes of the financial

AIP measures are subject to

appropriate discretionary upward

or downward
adjustments by the CC for non-operational

items and other adjustment principles

agreed with the Board, if
and to the extent the CC considers

this appropriate.
In addition,

the CC/Board have discretionary

authority to adjust the results

and/or the AIP award. This
specifically includes a downwards

adjustment based on safety performance,

including fatalities.
From 2024, AIP awards of EC members

are subject to malus and clawback

rules, which include illegal
activities, any financial misstatement

and reputational damage

that have a material impact on

ABB Ltd or one
of its subsidiaries. This means

that the Board may decide not to award

any unpaid short-term incentive
compensation (malus) to EC members

or may seek to recover short-term

incentive compensation that

has
been settled in the past (clawback)

to EC members. Clawback

applies for a period of up to three years
following the date that any AIP award

was paid.
Variable compensation – Long-Term Incentive Plan (LTIP)
Purpose and link to strategy
Rewards the achievement of predefined

performance targets over a

three-year period. Encourages the
creation of long-term, sustainable

shareholder value creation

and is aligned with the Company’s Long-Term
Performance Plan approved by

the Board.

Opportunity levels
The LTIP is offered in the form of Performance Share Unit

(PSU) grants to approximately 100

executives at
ABB. The LTIP described in this report represents the

PSU plan and as such is applicable

to EC members. In
addition, ABB offers another LTIP in the form of Restricted Share

Unit (RSU) grants to approximately

700
employees below the executive

level.
For the CEO, the annual LTIP opportunity level is 150

percent of base salary at target,

with a maximum
opportunity of 300 percent of base salary.
As per the policy change announced

in our 2021 report,

the annual target and maximum

opportunity levels
for EC members appointed from 2023

are 150 percent and 300

percent of annual base salary,

respectively.
The annual LTIP opportunity levels for EC members appointed

prior to 2022 are 100 percent of base

salary
at target, with a maximum opportunity

of 200 percent of base salary.

The Board has the discretionary option

to make no grants in certain circumstances.

The relative opportunity level offered

under ABB’s LTIP is the same for permanent full-time and permanent part-time employees.
Performance measures and

weighting
The LTIP has,

since 2022,

three performance measures with the

following relative weighting:

Earnings Per Share (EPS) – 50 percent

weighting
•

Achievement against this measure

is determined by ABB’s average

EPS over a three-year
period. The average EPS result is

calculated from the sum of the EPS

for each of the three
relevant years, divided by three.
•

EPS is defined as diluted earnings

per share attributable to ABB shareholders,

calculated using
Income from continuing operations,

net of tax, unless the

Board elects to calculate using

Net
income for a particular year.
•

Appropriate threshold (zero),

target (100 percent) and maximum

(200 percent) award points are
reviewed by the CC on an annual

basis.
•

Performance target and award points

are set using the Company’s Long-Term Performance Plan
and are calibrated with an independent

“outside-in” view, considering the growth expectations,
risk profile, investment levels and

profitability levels that

are typical for the industry.
•
Adjustments to the outcome of the EPS

achievement level may be

considered for items which
are not part of, or the result of, the

normal course of business operations

and/or which were not
considered, either by way of inclusion

or exclusion, for the target-setting

of a specific LTIP
launch. Only the net impact of such

adjustments over the vesting

period of the respective LTIP
grant will be considered. The impact

of share buybacks will not be considered

as an adjustment.
The same number of outstanding

shares applicable at the time of the EPS

target setting will also
be applied at the time of vesting.
Total

Shareholder Return (TSR) – 30 percent

weighting
•

The TSR calculations are made for

the reference period beginning

in the year of the conditional
grant of the shares and ending

three years later. The evaluation is performed

by an independent
third party.
•

Achievement against this measure

is determined by ABB’s relative TSR

performance over the
three-year vesting period against a

defined peer group,

which currently includes

3M, Danaher,
Eaton, Emerson Electric, General

Electric, Holcim, Honeywell

Intl., Legrand, Mitsubishi Electric,
Raytheon Technologies, Rockwell, Rolls-Royce, Schneider Electric, Siemens,

and Yokogawa.
•

The threshold point for awards, above

which vesting starts, corresponds

to the 50th percentile
(P50) of the TSR peer group, i.e.,

there is no vesting for performance

below P50.
•

Vesting for P50 achievement equals to 100 percent

of target and vesting for a 75th

percentile
(P75) achievement level remains

at 200 percent of target (maximum).

There is a linear vesting
for an achievement between P50 and

P75 (100 to 200 percent

of target).
•

The constituents of the peer group

and the appropriate threshold,

target and maximum award
points are reviewed by the CC on an

annual basis.
Sustainability – 20 percent weighting
•

The Board determine,

on an annual basis,

the LTIP specific sustainability measure(s),

as well as
related target(s) and award points,

to incentivize material

progress towards our 2030
sustainability strategy commitments.

•

Appropriate threshold (zero),

target (100 percent) and maximum

(200 percent) award points are
reviewed and approved

by the CC on an annual basis.
•

Adjustments to the outcome of the sustainability

achievement may be considered

for items which
are not part of, or the result of the normal

course of business operations

and/or which were not
considered, either by way of inclusion

or exclusion, for the target-setting

of a specific LTIP
launch. Only the net impact of such

adjustments over the vesting

period of the respective LTIP
grant will be considered.

Other design features
The number of shares to be granted

is determined by dividing

the grant value by the average share price on
the SIX Swiss Exchange over the period

of 20 trading days prior, and 20 trading

days after, the date of
publication of ABB’s full year financial

results. Settlement of the LTIP shares is three years after

grant,
subject to achievement of performance

conditions, defined prior

to grant.

The vesting schedule for the LTIP is shown in the following

Compensation Exhibit 20. The award percentage
achievements between threshold

and target,

as well as between target and

maximum,

are determined by
linear interpolations between

these award points.
Compensation Exhibit 20: Vesting

schedule for the LTIP

of EC members
Level of performance
Below threshold Threshold* Target Maximum
Award achievement

per measure
0% >0% 100% 200%
* For the TSR measure, the threshold point equals the target point.
As of the 2023 LTIP offering,

the CC has the discretion

to adjust the formulaic LTIP vesting outcome to reflect
the overall performance of ABB, over

the performance period.
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

on
the ABB Ltd share between the grant

date and the delivery date of

the vested award.

Wealth at risk / Share ownership

Purpose and link to strategy

To

align EC members’

personal wealth directly with

the interests of shareholders

to maintain focus on the
long-term success of the Company.
Share ownership program
EC members are normally required

to retain all shares vested from the Company’s

LTIP and any other share-
based compensation until their

share ownership requirement

is met. In circumstances where

there is a
withholding tax obligation, the number

of shares received will

be considered to be the number of

shares
vested minus the shares sold under

the default sell-to-cover facility.

The share ownership requirement

is equivalent to a multiple

of the EC member’s annual base

salary, net of
taxes (see Compensation Exhibit 3

in the section “Compensation

at a glance”). These share ownership
requirements are aligned with

market practice and result in a wealth

at risk for each EC member which

is
aligned with shareholder interests.

Only vested shares owned by an EC

member and their spouse count for

the comparison of the actual

share
ownership against the share ownership

requirement.

The CC reviews the status of EC share

ownership on an annual

basis.
Notice period, severance provisions

and non-competition clauses
Employment contracts for EC members

include a notice period

of 12 months, during which they are entitled
to their annual base salary, short-term incentive, and benefits.

In accordance with Swiss law and

ABB’s
Articles of Incorporation, the contracts

for the EC members do not allow

for any severance payment.
Non-compete agreements may be entered

into with the CEO and all other EC

members for a period of
12 months after their employment. Compensation

for such agreements, if any, may not exceed the EC
member’s last total annual

cash remuneration (comprising

of base salary, short-term incentive and benefits).
Implementation of EC compensation

policy
Overview
EC members received aggregate

total compensation of CHF 40.6 million

in 2023,

compared with
CHF 36.0 million in 2022, as summarized

in Compensation Exhibit 21 below

and presented in detail in
Compensation Exhibits 41 and 42.

At the 2022 AGM, the shareholders

approved a maximum aggregate

compensation amount of
CHF 45.9 million for the EC for 2023.

The 2023 EC total compensation

of CHF 40.6 million is therefore within
the approved amount (see Compensation

Exhibit 21).
Compensation Exhibit 21: Total

compensation of EC members

(monetary values

in CHF)
(1)
Calendar year
2023 2022
Base salaries 8,430,879 8,341,720
Pension benefits 4,341,781 4,334,281
Other benefits
(2)
6,041,342 4,894,480
Total fixed compensation 18,814,002 17,570,481
Short-term incentives
(3)
12,088,564 9,879,882
Long-term incentives (fair value

at grant)
(4) 9,739,902 8,557,683
Total variable

compensation
21,828,466 18,437,565
Total compensation 40,642,468 36,008,046
Maximum aggregate compensation

approved at previous AGM
45,900,000 40,000,000
(1)

For an overview

of compensation

by individual

and component,

please refer

to Compensation

Exhibits

41 and 42

in the section
“Compensation tables and share ownership tables” below. An overview of 2023 realized compensation by individual is provided in
Compensation Exhibit 48 in the same section.

(2)

Other benefits mainly comprise payments related to social security, health insurance, children's education, transportation, tax advice

and
certain other

items.

(3)

Represents accrued short-term variable compensation for the year 2023, which will be paid in

2024, after the publication of ABB’s financial
results. Short-term variable compensation is

linked to the targets and goals defined in each EC

member’s Annual Incentive Plan.

(4)

The disclosure of the number of shares

granted under the LTIP in 2022 for Sami

Atiya has been corrected from the amount previously
disclosed

in "Item 6.

Directors,

Senior Management

and Employees"

of the 2022

Annual Report.

As a result,

the grant

fair value

has been
reduced accordingly.

The total compensation for the EC in

2023 increased by 12.9 percent

compared to 2022. This mainly reflects
the impact of the strong performance

achieved in the year and

the consequent higher variable

incentives
from both the 2023 AIP awards and

the 2023 LTIP grant fair value, as well as the higher

costs relating to the
2020 LTIP,

which vested in 2023.

Compensation mix
The ratio of fixed to variable compensation

in any given year depends on

the performance of the Company
and individual EC members against

predefined performance

targets.
Compensation Exhibit 5 in the section

“Compensation at a glance” shows

the composition of the total

annual
compensation in 2023 for the CEO and

for the other current EC members on

an aggregate level, specifying
the split of its five compensation components.

The variable portion of the total compensation

in 2023 remains broadly

the same as in the prior year. In 2023,
the variable compensation of the CEO

was 55 percent of his total

annual compensation (previous

year: 56
percent). For the other EC members,

the variable compensation

was 52 percent on average (previous

year:
51 percent).

Note that compensation paid

in 2023 for former EC members is not

included in Compensation

Exhibit 5. This
can be found in Compensation

Exhibit 41.
Compensation elements – 2023 highlights
Base salary
As a result of the regular compensation

review for the EC, the Board and

the CC decided to increase the
salaries of two of the nine EC members

in place in March 2023.

The base salary of Peter Terwiesch was
increased by 3.6 percent to CHF 860,000

and of Morten Wierod by 8.3

percent to CHF 975,000. These

salary
changes were made to reward exceptional

performance of these EC members

and,

in the case of Morten
Wierod, to also reflect a broadening

of responsibilities.
Considering that the other seven EC

members in place in March 2023

had no salary adjustments,

this
corresponded to a 1.3 percent increase

on annual base salaries

for the EC members post March 2023.
Annual Incentive Plan (AIP) –

design
Under the 2023 AIP, all EC members had two Group measures, Group

Operational EBITA margin with a 20
to 40 percent weighting and Group

Operational revenue gross profit

productivity growth with a weighting

of 10
percent.
In addition to these two Group measures,

the CEO and the corporate officers

shared other Group measures,
including Revenues and Free Cash

Flow, with a total weighting of 30 percent.

All business area presidents had,

in addition to the two Group measures,

two measures which were tailored
to business imperatives, with a

total weighting of 50 percent.

These tailored measures were

Operational
EBITA margin,

Operational Free Cash Flow and

Net working capital (13 months % avg).
Compensation Exhibit 22 below

shows the composition and weighting

of the financial measures applied

in
2023 for all EC members under

their AIP, specified by their roles. Definitions of the financial measures applied for all EC members are set

out in Compensation Exhibit

23.

Compensation Exhibit 22: Composition

and weighting of 2023 AIP

measures for EC members
Focus of measure
CEO and

corporate
officers (1)
President
Electrification
President

Motion
President
Process
Automation
President
Robotics &
Discrete
Automation
Group
financial
measures
Bottom line earnings
Op EBITA margin
40%
Op EBITA margin
20%
Op EBITA margin
20%
Op EBITA margin
20%
Op EBITA margin
20%
Bottom line output
Operational
revenues gross
profit productivity
growth
10%
Operational
revenues gross profit
productivity growth
10%
Operational
revenues gross profit
productivity growth
10%
Operational
revenues gross profit
productivity growth
10%
Operational
revenues gross profit
productivity growth
10%
Other Group
financial
measures
Cash generation
Free Cash Flow
20%
Top line output
Revenues
10%
Business
area financial
measures
Bottom line earnings
Op EBITA margin
30%
Op EBITA margin
30%
Op EBITA margin
30%
Cash generation
Op Free Cash Flow
20%
Op Free Cash Flow
25%
Op Free Cash Flow
20%
Top line input
Revenues
25%
Liquidity and financial health
Net working capital
(13 months % avg)
20%
Individual
measure
GHG emissions, Integrity, Female
leaders, Safety, Internal controls
Function-specific
20%
GHG emissions, Safety, Integrity
Business-specific
20%
Business-specific
20%
Business-specific
20%
Business-specific
20%
Total 100% 100% 100% 100% 100%
(1)
Corporate officers include Chief Financial Officer,

Chief Human Resources Officer,

General Counsel and Chief Communications and
Sustainability Officer.
Compensation Exhibit 23: Definition

of quantitative measures,

applied in 2023
Measure Description
Operational EBITA

margin
(%)
Operational EBITA,

which is Operational

earnings before interest,

tax, and acquisition-related
amortization, as a percentage

of Operational revenues, which

is total revenues adjusted

for foreign
exchange/commodity timing differences

in total revenues.
Revenues
Amount of consolidated revenues

recognized during the year

in accordance with USGAAP

.
Free Cash Flow (FCF)
Free Cash Flow is calculated

as net cash provided by operating

activities adjusted for: (i)

purchases
of property, plant

and equipment and intangible assets,

and (ii) proceeds from sales

of property, plant
and equipment.
Operational revenue gross
profit productivity growth
(%)
Operational revenue gross profit

productivity is calculated as

the 12-month rolling operational
revenue gross profit divided by

the average number of

total workforce in the last

three months.
Where operational revenue gross

profit is calculated as gross

profit (as defined under

USGAAP)
adjusted for the following non

-operational items to the

extent that they are included

within the
USGAAP gross profit amount: (i)

foreign exchange/commodity timing

differences, (ii) acquisition-
related amortization, (iii) restructuring,

related and implementation

costs, (iv) changes in

obligations
related to divested businesses,

(v) changes in pre-acquisition

estimates, (vi) acquisition

-

and
divestment-related expenses and

integration costs, (vii) other

income/expense relating to the

Power
Grids joint venture and (viii) certain

other non-operational items. Growth

is the change in productivity
over the same period a year

earlier, represented

as a percentage change.
Operational Free Cash
Flow (OFCF)
Cash flows from operating activities

excluding cash paid for interest

and taxes and including
(i) purchases of property,

plant and equipment and intangible

assets, and (ii) proceeds

from sales of
property, plant

and equipment.
Net working capital
(13 months % avg)
Average Net working capital

over 13 consecutive month

-ends (December 2022 through

December
2023), expressed as a percentage

of Operational revenues
(1) . Calculated using constant exchange
rates.

All EC members also had an individual

measure with a 20 percent weighting.

This individual component

was
informed by a combination of up to

three quantitative and qualitative

goals.

In 2023, all three goals related

to
sustainability.

All EC members had an environmental

goal (GHG emissions reduction) and

an integrity goal
designed to help deliver

the Deferred Prosecution Agreement

in line with our commitments

to the US
Department of Justice. In addition,

most of the EC members had

a social goal, which for the CEO

and
business area presidents was related

to safety, and for most of the corporate officers was related to an
increase in the proportion of women

in senior management

roles (female leaders),

while the CFO had a
governance goal related

to internal controls.

The outcome against the individual

measure was based on a discretionary

judgment of the combined
performance against all three goals.

Outcomes may be subject to appropriate

adjustments for some non-
operational items and other adjustment

principles agreed with the Board.

No adjustments were applied

in
2023.

2023 Annual Incentive Plan (AIP)

– achievements
The 2023 AIP achievements are summarized

in Compensation Exhibit

24 for the CEO and the corporate
officers, and business area presidents, respectively. Individual

AIP outcomes per EC member in comparison
to their target 2023 AIP are set out

in Compensation Exhibit

25.

| Category | Measure (and weighting) | Target and award points and actual achievement levels<br>Threshold (0%) — Target (100%) — Maximum (150%) |
|---|---|---|
| **Group financial measures**<br>**30%** | Group Op EBITA margin<br>20% | 150% |
| | Op revenues gross profit productivity growth<br>10% | 150% |
| **Business area financial measures**<br>**50%** | Op EBITA margin<br>30% | 150% |
| | Op Free Cash Flow<br>20-25% | 0%-150% |
| | Revenues<br>25% | 150% |
| | Op Average Net working capital, over consecutive 13 months<br>20% | 101% |
| **Individual Measure**<br>**20%** | GHG emissions, Safety, Integrity<br>20% | 135%-150% |

● = Actual achievement (dot) or range of Actual achievements (line between minimum and maximum dot)

● = Median achievement for the applicable range

Compensation Exhibit

24: 2023 AIP outcomes

for the CEO and

the corporate officers

(rounded)
2023 AIP outcomes for

the business area presidents

(rounded)

Compensation Exhibit 25: Overview

of targeted and realized

2023 AIP values
Group measures
Other Group
measures
Business area
measures
Individual

measure
(1)
Total AIP outcome percentage (in % of
target)
Target AIP award (in CHF) Actual AIP award (in CHF)
(2)
Achievement Weighting Outcome Achievement Weighting Outcome Achievement Weighting Outcome Achievement Weighting Outcome
Björn Rosengren 150.0% 50% 75.0% 150.0% 30.0% 45.0% n.a. n.a. n.a. 145.0% 20% 29.0% 149.0% 1,785,000 2,659,650
Timo Ihamuotila 150.0% 50% 75.0% 150.0% 30.0% 45.0% n.a. n.a. n.a. 100.0% 20% 20.0% 140.0% 990,000 1,386,000
Carolina Granat 150.0% 50% 75.0% 150.0% 30.0% 45.0% n.a. n.a. n.a. 150.0% 20% 30.0% 150.0% 725,000 1,087,500
Karin Lepasoon
150.0% 50% 75.0% 150.0% 30.0% 45.0% n.a. n.a. n.a. 150.0% 20% 30.0%
150.0%
600,000
900,000
Sami Atiya 150.0% 30% 45.0% n.a. n.a. n.a. 90.0% 50% 45.0% 150.0% 20% 30.0% 120.0% 800,000 960,000
Tarak Mehta 150.0% 30% 45.0% n.a. n.a. n.a. 150.0% 50% 75.0% 150.0% 20% 30.0% 150.0% 930,000 1,395,000
Peter Terwiesch 150.0% 30% 45.0% n.a. n.a. n.a. 130.2% 50% 65.1% 135.0% 20% 27.0% 137.1% 860,000 1,179,060
Morten Wierod
150.0% 30% 45.0% n.a. n.a. n.a. 150.0% 50% 75.0% 150.0% 20% 30.0%
150.0%
975,000
1,462,500
Total 7,665,000 11,029,710
(1) Includes, where appropriate, a reduction for a recorded fatality.
(2) Represents accrued AIP award for the year 2023, which will be paid in 2024, after the publication of ABB's financial results.
CEO retrospective AIP target

disclosure
The following Compensation

Exhibit 26 sets out target and

award points for each measure under

the CEO’s
2023 AIP and its related composition

of the final award level.

This new exhibit is in response

to shareholder
feedback and represents a relevant additional

level of transparency on the alignment

between pay and
performance.
Compensation Exhibit 26: 2023

AIP outcomes for the CEO

(rounded)
(1)
Category Performance measure W
eight
Target
(100% award)
Actual Award
(% of target)

Weighted
award
Group measures
Op EBITA margin (%) 40% 15.2 16.7 150.0% 60.0%
Op revenues gross profit productivity growth (%) 10% 6.4 17.9 150.0% 15.0%
Other Group
measures
Free Cash Flow ($ in millions) 20% 2,353.0 3,569.7 150.0% 30.0%
Revenues ($ in millions) 10% 29,939.1 31,533.9 150.0% 15.0%
Individual
measure
GHG emissions, Safety, Integrity 20% See (2)

See (2)

145.0% 29.0%

Total 149.0%
(1)
The computation of targets as well as the measurement of actual performance against those targets are based on exchange rates set prior to the start of
the performance period. Therefore, targets and actuals under the AIP do not agree with the equivalent measure calculated based on the actual results as
presented in the Consolidated Financial Statements
(2)
The achievement of the individual measure is discretionary assessed by the Compensation

Committee and approved by the Board, based on an overall
outcome of all three performance goals under the individual measure. For 2023 these included a reduction of GHG emissions compared to the 2022
baseline, a reduction of the Lost Time Injury Frequency Rate (LTIFR)

compared to the 2019 baseline, and the delivery of the Deferred Prosecution
Agreement in line with our commitments to the US Department of Justice. See Compensation

Exhibit 27 for the achievement of goals against the individual measure. Includes a discretionary reduction for a recorded fatality.
Compensation Exhibit 27 sets out

the target, actual and

assessed outcome of the individual

goals for the
CEO which inform the individual

measure. The overall outcome of

the individual measure is a discretionary
judgement based on performance against

all three goals.

Compensation Exhibit 27: Achievement

against the 2023 performance

goals under the individual

measure for the CEO
Goal Performance measure Target Actual
Assessment

GHG emissions Emissions reduction vs 2022 baseline
(1)
11.9%

29.0% Exceeded target
Safety

Lost Time Injury Frequency Rate (2)

0.17 0.13
Lower (better) than
target
Integrity
Deliver DPA in line with our commitments
to the DOJ
(3)
Discretionary assessment
by the Board

Discretionary assessment
by the Board

Exceeded goal
Total 145.0%
(1)
ABB’s GHG emissions include direct emissions (scope 1) from burning of fuels (oil, diesel,

gas) at our sites; SF6 emissions in own operations; fleet
emissions and indirect emissions (scope 2) from our use of electricity and district heating/cooling.
(2)
Lost Time Injury Frequency Rate (LTIFR)

covers workplace incidents (ABB facility, project site, customer site) to

ABB employees and contractors; LTIFR
formula = number of lost time incidents and serious injury incidents with time lost *

200,000 / work hours (employees + contractors). Rate per 200,000 work hours (equivalent to 100 persons working one calendar year). Managers with direct reports are required to complete a minimum of two Safety
Observation Tours

(SOT) before an award is made under LTIFR. The baseline

is represented by the 2019 LTIFR. Includes, where appropriate, a discretionary reduction for a recorded fatality,
(3)
Contribution to the delivery of our commitments under the Deferred Prosecution Agreement with the US Department of Justice related

to the Kusile
project.
CEO AIP outcomes in the last four

years
The historical AIP award outcomes

since Björn Rosengren has been

ABB’s CEO are shown in Compensation
Exhibit 28. Over the last four years

vesting has averaged at 119.8 percent of target and 79.8

percent of the
maximum award.
Compensation Exhibit

28: CEO AIP historical

award percentages
Long-Term Incentive (LTIP)
2023 LTIP grants

The estimated value at grant of

the share-based grants to EC members

under the 2023 LTIP was

CHF 8.7 million, compared with CHF 8.6

million in 2022.

The reference price for the 2023

LTIP grant used to determine the number of shares granted

to participants
was CHF 31.24.
The 2023 LTIP is based on three performance measures:

ABB’s EPS, ABB’s TSR and a sustainability
measure.

Targets

and award points under

the EPS measure are considered

as commercially sensitive information and
will only be disclosed retrospectively

after the end of the relevant

LTIP performance period.

As in the previous year, ABB kept the achievement

of the EPS threshold point

challenging for the 2023 LTIP
by applying a range between

the EPS target and award points

of plus/minus 11.5 percent of target, to reflect
the perceived EPS volatility during

the performance period.
The peer companies approved

by the Board to determine ABB’s relative

TSR performance for the 2023 LTIP
were as set out in the previous

section “Executive Committee

compensation policy”.

The sustainability measure applied

to the 2022 LTIP was also applied in the 2023 LTIP,

namely the scope 1
and 2 GHG emissions reduction at

the end of the three-year performance

period (2023–2025), compared to
the 2019 baseline, which was

defined without the divested Power

Grids business.

The targets and award
points under the 2023 LTIP have been structured to

reflect ABB’s progress to date,

its long-term ambitions,
and that as the targets get higher, the overall stretch

to achieve them is even more

challenging. Details of the
long-term GHG emissions reduction

targets can be found in ABB’s Item 4.

Information on the Company—
Sustainability activities.

The approved target and award points

for all three performance measures

under the 2023 LTIP are illustrated
in Compensation Exhibit 29 below.
Compensation Exhibit 29: 2023

LTIP target

and award points
Measure Weighting Threshold Target Maximum
Average EPS 50%
Target

point
-11.5%
Disclosed after
performance period
Target

point
+11.5%
Relative TSR 30% 50th percentile 75th percentile
Reduction of scope 1 and 2 CO
2

equivalent
emissions

compared to 2019 baseline
20% 75.0% 77.5% 80.0%
Below threshold

point: no

award;

At target point:

100 percent award;

At or above

maximum

point:

capped

at 200 percent

award;

Linear interpolations between award points;
The average EPS target is not prospectively

disclosed for reasons of commercial sensitivity.
2024

LTIP grants

The sustainability measure applied

to the 2022 LTIP and 2023 LTIP will also be applied in the 2024 LTIP, namely the scope 1 and 2 GHG emissions

reduction at the end of

the three-year performance period

(2024-
2026), compared to the 2019 baseline.

Details of the long-term GHG emissions

reduction targets can be
found in ABB’s Item 4. Information on

the Company—Sustainability

activities.
The target and award points,

as described in Compensation

Exhibit 30, have been structured to

reflect ABB’s
progress to date, its long-term ambitions,

and that as the targets get higher, the overall stretch

to achieve
them becomes more challenging.
•

The threshold value of 77.0 percent

emissions

reduction versus the 2019 baseline

is significantly
above the mid-term target of 70 percent.

•

The target value of 81.0 percent is in

line with ABB’s long-term forecast

for 2025.

•

The maximum value of 85.0 percent

is in line with our 2030

Sustainability Strategy target. If it is
achieved in 2025, it would mean

we have delivered our target

five years ahead of our
commitment.

Compensation Exhibit 30: Sustainability

target and award points for the

2024 LTIP
Measure Weighting Threshold Target Maximum
Reduction of scope 1 and 2 CO2

equivalent
emissions compared to 2019

baseline
20% 77.0% 81.0% 85.0%
Below threshold

point: no

award;

At target point: 100 percent award;

At or above

maximum

point: capped

at 200 percent

award;

Linear interpolations

between award

points.
2020 LTIP – achievements
The final number of shares vesting under

the 2020 LTIP grant in 2023 was determined based on

the
achievement level against the predefined

TSR and EPS targets.
The relative ranking of ABB’s TSR

measure against the predefined

peer group of companies for the 2020
LTIP sat on the 83 rd

percentile, which led to a vesting

level of 200.0 percent (previous

year: 200.0 percent)
out of a potential of 200 percent.

The three-year average EPS amounted

to $1.14, which led to a vesting level

of 179.0 percent (previous year:
42.0 percent) out of a potential

200 percent, net of adjustments

for items considered outside the normal
course of business operation and/or

which were not considered

in the target setting of the 2020 LTIP.
Adjustments were made to the EPS

for each of the relevant financial

years to reflect significant unplanned
developments after the LTIP grant, including for the impact

of divestments, M&A related integration

costs and
restructuring costs.
In line with our commitment to retrospectively

disclose the EPS performance

targets for vested LTIP awards,
the three target and award points (threshold,

target and maximum) and

the actual achievement for

the
adjusted 2020 EPS performance

measure are shown in Compensation

Exhibit 31 below.

The average weighted achievement

level of the two performance

measures under the 2020 LTIP was 189.5
percent (out of a maximum 200 percent),

as specified in Compensation

Exhibit 31.
Compensation Exhibit 31: Target

and award points and achievement

levels

of 2020 LTIP

performance measures
Measure Weighting Threshold Target Maximum Actual
Relative TSR 50% 25
th

percentile
50
th

percentile
75
th

percentile
83
rd

percentile
Achievement level 0% 100% 200% 200.0%
Average EPS ($) 50% 0.84 1.01 1.18 1.14
Achievement level 0% 100% 200% 179.0%
Award as percentage of target

(maximum at 200%)
189.5%
Overview of disclosed and realized

2020 LTIP value
The following table compares the previously

disclosed “fair value”

of the grant to each EC member

and the
actual value of the grant at the time

of vesting.

The following Compensation

Exhibit 32 shows such
comparison for the 2020 LTIP,

that vested in 2023.

Compensation Exhibit 32: Realized

value of 2020 LTIP

grant for current EC members
Grant date
Number of
shares
granted
related to
the TSR
measure (1)
Shares
granted
related to
the EPS
measure (2)
Total
number

of shares
granted (3)
Disclosed
grant fair
value
(CHF) (3) Vesting date
Vesting
percentage

Number
of vested
shares (4)
Realized
value
(CHF) (5)
Björn Rosengren April 27, 2020 65,858 65,857 131,715 1,970,457 April 27, 2023 189.5% 258,837 8,347,494
Timo Ihamuotila April 27, 2020 24,536 24,535 49,071 734,103 April 27, 2023 189.5% 96,431 3,109,900
Carolina Granat n.a. n.a.
Karin Lepasoon n.a. n.a.
Sami Atiya April 27, 2020 20,662 20,661 41,323 618,193 April 27, 2023 189.5% 81,205 2,618,862
Tarak Mehta April 27, 2020 23,244 23,244 46,488 695,462 April 27, 2023 189.5% 91,357 2,946,264
Peter Terwiesch April 27, 2020 20,662 20,661 41,323 618,193 April 27, 2023 189.5% 81,205 2,618,862
Morten Wierod April 27, 2020 19,370 19,370 38,740 579,552 April 27, 2023 189.5% 76,130 2,455,193
Total 5,215,960 22,096,575
(1) Actual achievement level of the TSR measure was 200.0 percent.
(2) Actual achievement level of the EPS measure was 179.0 percent.
(3)
Valued at CHF 14.96, the grant fair value

of the ABB share on the grant date adjusted for expected foregone dividends during the vesting period.
(4)
The initial granted number of shares has been increased by 3.7 percent to reflect the impact of the Accelleron spin-off in 2022.
(5)
Valued at CHF 32.25, the closing

price of the ABB share on the day of vesting.
The values presented are gross

and before payment of any

applicable taxes owing

by the recipient. This
indicates the average gross realized

LTIP value was 423.6 percent of the disclosed grant

fair value.
LTIP vesting outcomes in the last five years
The historical LTIP vesting outcomes for the prior five

years are shown in Compensation

Exhibit 33 below.
Over the last five years vesting has

averaged at 106.7 percent

of target and 57.5 percent of

the maximum
award.
Compensation Exhibit

33: LTIP historical actual vesting

percentages
(1)
(1) According to plan-specific relative weighting of relevant performance measures.

Realized total compensation – 2023
We disclose the realized total compensation

for each EC member. Such transparency on

realized
compensation is designed

to aid stakeholders’ understanding

of ABB's link between pay and performance.

Realized compensation

relates to the AIP award and the LTIP award at the end of

their respective
performance cycles, reflecting actual

payment and settlement, based

on achievements of the plan

specific
performance measures.

The following Compensation

Exhibit 34 sets out a high-level comparison

of realized and target total
compensation for each EC member. A detailed summary

table is given in Compensation

Exhibit 48 in the
section “Compensation tables and

share ownership tables“.

Compensation Exhibit 34: Realized

2023 total compensation (in

CHF) compared to target total

compensation
Annual total compensation ratio

This new section is in response

to shareholder feedback and represents

a relevant additional

level of pay
transparency in the Report. It provides

details of the ratio

of the annual total compensation

for the
organization’s highest-paid individual

(our CEO) to the median annual

total compensation for all permanent
ABB employees in Switzerland (excluding

the highest-paid individual).

We consider Switzerland to be the

most relevant location for analyzing

the annual total compensation ratio
since our CEO is also located in Switzerland.

This approach also mitigates

employee footprint and currency
volatility. In any event, ABB’s data access does not currently allow for the inclusion of all relevant
compensation elements of all ABB

employees in all countries

in which we operate.
At the time of publication of the Report,

the allocation of annual short-term

incentive awards to eligible
employees in Switzerland for 2023

has not been concluded.

We therefore report the ratio for

the year 2022,
for which we know relevant short-term

incentive awards.

The calculated ratio comprises paid

base salary, paid short-term incentive, paid

pension benefits, paid other
benefits and granted long-term incentive

as compensation

elements. The short-term incentive

represents the
bonus paid in 2023 (for the year 2022),

and the long-term incentive

represents the grant fair value,

in line with
the disclosure for the 2022 CEO

compensation in this report.
The analysis excludes non-permanent

employees (i.e., interns, apprentices,

trainees, temporary workers) or
international assignees, but includes

part-time employees if they were employed

at December 31, 2022.
Compensation elements of part-time

employees and new

hires during the year 2022 are extrapolated

to
represent full-time equivalent and

full year equivalent figures.

Values of granted long-term incentive, pension benefits and

other benefits are considered

for the employee
with the median total cash compensation,

comprising of annual

base salary and 2022 short-term

incentive
award.
As disclosed in our Annual Report 2022,

the CEO’s total compensation

for 2022 was CHF 8,074,656. Based
on the same compensation elements

as stated above for the CEO,

the median 2022 total compensation

for
employees in Switzerland was

CHF 161,280. The resulting
median

ratio is 50.1.

If the ratio would consider the CEO’s annual

total compensation to the average

annual total compensation for
all permanent ABB employees in Switzerland

(excluding the CEO), rather than

the median, the resulting
average ratio

is 45.5.

Other compensation – 2023
Members of the EC are eligible

to participate in the Employee Share

Acquisition Plan (ESAP), a savings plan
based on stock options, which is open

to employees around the world.

Five members of the EC participated
in the 20th annual ESAP launch of

the plan in 2023. EC members who

participated will, upon vesting,

each
be entitled to acquire up to 330

ABB shares at CHF 30.49 per

share, the market share price at

the start of the
2023 launch.
For a more detailed description

of the ESAP,

please refer to “Note 18 – Share
‑
based payment arrangements”
in our Consolidated Financial

Statements.
In 2023, ABB did not pay any fees or

compensation to the members

of the EC for services rendered

to ABB
other than those disclosed in this

report. Except as disclosed

in the section “Executive Committee – Business
relationships between ABB and

its EC members” in "Item 6. Directors,

Senior Management and Employees",
the Company did not pay any additional

fees or compensation

in 2023 to persons closely linked

to a member
of the EC for services rendered to

ABB.
Share ownership of EC members
Six out of eight EC members have

met and exceeded their share

ownership requirement. The other

two
members

have been appointed to the EC

in the last three years.

The individual shareholding

in comparison to
the relevant share ownership requirement

is shown in Compensation

Exhibit 9 in the section “Compensation
at a glance”.
The EC members collectively owned

less than one percent of ABB’s total shares

outstanding at
December 31, 2023.
At December 31, 2023,

EC members held ABB shares

and conditional rights to receive

shares, as shown in
Compensation Exhibit 46 in the section

“Compensation tables and

share ownership tables” below. Their
holdings at December 31, 2022, are shown

in Compensation Exhibit

47 in the same section.
Except as described in Compensation

Exhibits 46 and 47, no member of

the EC and no person closely

linked
to a member of the EC held any shares

of ABB or options on ABB shares at

December 31, 2023 and 2022.

External Board mandates held by EC members
Four out of eight EC members held

at least one external mandate

in other companies. Detailed information
can be found in Compensation

Exhibit 43 in the section “Compensation

tables and share ownership

tables”.
Changes applicable to EC members
Terms of

appointment for new EC members
The new General Counsel and Company

Secretary, Mathias Gärtner, will be appointed in 2024, with an annual base salary of CHF 800,000, a

target short-term incentive

of 100 percent of annual base

salary and a
target long-term incentive of 150 percent

of annual base salary. Mathias Gärtner is eligible

for standard EC
benefits.
He will receive a replacement

share grant to compensate for his

forgone equity grants with his previous
employer. The value of forfeited performance share

units and options grants

will be replaced with an ABB
performance share unit grant and

the value of forfeited restricted share unit

grants will be replaced with an
ABB restricted share unit grant.
Terms of

departure for EC members
The previous General Counsel and

Company Secretary, Andrea Antonelli, stepped down

from the EC as per
May 31, 2023,

and will depart from ABB on

June 30, 2024, reflecting his contractual

notice period of 12
months plus extension of such period

by one month due to illness.

He is entitled to receive compensation

and
benefits up to the point of his departure.

This includes a contractually

agreed pro-rata short-term incentive
payment of CHF 283,300 for the period

January 1 to June 30, 2024. His unvested

shares granted under the
2022 and 2023 LTIP will be treated according to contractual

terms.
Compensation of former EC members
In 2023, certain former EC members

received contractual compensation

for the period after leaving the EC,
as shown in Compensation Exhibit

41, footnote (5).
Votes

on compensation at the 2024

AGM
As illustrated in Compensation Exhibit

35, the Board’s proposals

to shareholders at the 2024

AGM will relate
to Board compensation for the 2024–2025

term of office and EC compensation

for the calendar year 2025.
There will also be a non-binding

consultative vote on the Compensation

Report 2023.

2023
2024
2025
Board Compensation
Binding vote on maximum aggregate Board compensation for 2024–2025 term of office
EC Compensation
Binding vote on maximum aggregate EC compensation for 2025
Compensation Report
Non-binding vote on 2023 Compensation Report
March AGM
March AGM
March AGM
Compensation period
Date of vote

Compensation Exhibit 35: Shareholders

will have three separate

votes on compensation at

the 2024 AGM
The voting results at ABB’s AGM in 2023

were as follows:

●

Maximum aggregate Board compensation

for the 2023–2024

term of office – 97.94 percent approved
●

Maximum aggregate EC compensation

for 2024

– 93.73 percent approved
●

Consultative vote on the Compensation

Report 2022 – 91.46

percent voted for
In determining the proposed maximum

aggregate EC compensation

for 2025, the Board intends to take into
consideration the criteria set forth in Compensation

Exhibit 36. Given the variable

nature of a major portion of
the compensation components,

the proposed maximum aggregate

EC compensation will accordingly

be
higher than the actual compensation

paid or awarded, as it must cover

the potential maximum value

of each
component of compensation.
The increase in maximum aggregate EC

compensation for 2025

compared to 2024

is mainly influenced by
the application of the adjusted,

more performance-oriented compensation

mix for EC entrants and the
anticipated costs related to the

vesting of 2022

LTIP awards.

Compensation Exhibit 36: Overview

of key factors affecting

the determination of maximum

aggregate EC compensation

Compensation tables and share

ownership tables
Compensation Exhibit 37: Board

compensation in 2023 and

2022
Paid in 2023 Paid in 2022
November
Board term
2023–2024
May
Board term

2022–2023
Total compensation paid in 2023
(3)
November
Board term
2022–2023
May
Board term

2021–2022
Total compensation paid in 2022
(3)
Name
Settled in cash
(1)
Settled in shares
–
number of shares received
(2)
Settled in cash
(1)
Settled in shares
–
number of shares received
(2)
Settled in cash
(1)
Settled in shares
–
number of shares received
(2)
Settled in cash
(1)
Settled in shares
–
number of shares received
(2)
CHF CHF
CHF
CHF CHF CHF
Peter Voser, Chairman (4) — 17,462 — 18,607 1,200,000 — 21,565 — 18,296 1,200,000
Jacob Wallenberg (5) 112,500 2,624 112,500 2,796 450,000 112,500 3,257 112,500 2,763 450,000
Gunnar Brock (6) 82,500 1,924 82,500 2,048 330,000 82,500 2,388 82,500 2,026 330,000
David Constable (7) 80,000 1,866 80,000 1,988 320,000 80,000 2,316 80,000 1,964 320,000
Frederico Curado (8) — 3,876 — 4,130 350,000 — 4,799 — 4,075 350,000
Lars Förberg (9) — 4,628 — 4,945 320,000 — 5,736 — 4,870 320,000
Denise Johnson (10) — 3,929 — — 165,000 — — — — —
Jennifer Xin-Zhe Li (11) 87,500 1,890 87,500 2,018 350,000 87,500 2,338 87,500 1,986 350,000
Geraldine Matchett (12) 82,500 2,376 82,500 2,683 330,000 82,500 3,121 82,500 2,647 330,000
David Meline (13) 100,000 2,332 100,000 2,485 400,000 100,000 2,895 100,000 2,456 400,000
Satish Pai (14) — — — 3,341 165,000 — 4,523 82,500 1,872 330,000
Total

545,000 42,907 545,000 45,041 4,380,000 545,000 52,938 627,500 42,955 4,380,000
(1) Represents gross amounts paid, prior to deductions for social security, withholding tax, etc.
(2) Number of shares per Board member is calculated based on net amount due after deductions for social security, withholding tax, etc.
(3) In addition to the Board remuneration stated in the above table, in 2023 and 2022 the Company paid CHF 235,498 and CHF 248,489, respectively, in related mandatory social security payments.

(4) Chairman of the ABB Ltd Board and of the Governance and Nomination Committee for the 2021–2022, 2022–2023 and 2023–2024 Board terms; is receiving
100 percent of his compensation in the form of ABB shares.
(5) Vice-Chairman of the ABB Ltd Board and member of the Governance and Nomination Committee for the 2021–2022, 2022–2023 and 2023–2024 Board terms; is receiving 50 percent of his compensation in the form of ABB shares.
(6) Member of the Finance, Audit and Compliance Committee for the 2021–2022, 2022–2023 and 2023–2024 Board terms; is receiving 50 percent of his compensation in the form of ABB shares.
(7) Member of the Compensation Committee for the 2021–2022, 2022–2023 and 2023–2024 Board terms; is receiving 50 percent of his compensation in the form of ABB shares.
(8) Chairman of the Compensation Committee for the 2021–2022, 2022–2023 and 2023–2024 Board terms; is receiving 100 percent of his compensation in the form of
ABB shares.
(9) Member of the Governance and Nomination Committee for the 2021–2022, 2022–2023 and 2023–2024 Board terms; is receiving 100 percent of his compensation in the form of ABB shares.
(10) Member of the Finance, Audit and Compliance Committee for the 2023–2024 Board term; is receiving 100 percent of her compensation in the form of ABB shares.
(11) Member of the Compensation Committee and of the Governance and Nomination Committee for the 2021–2022, 2022–2023 and 2023–2024 Board terms; is receiving
50 percent of her compensation in the form of ABB shares.
(12) Member of the Finance, Audit and Compliance Committee for the 2021–2022, 2022–2023 and 2023–2024 Board terms; is receiving 50 percent of her compensation in the form of ABB shares.
(13) Chairman of the Finance, Audit and Compliance Committee for the 2021–2022, 2022–2023 and 2023–2024 Board terms; is receiving 50 percent of his compensation in the form of ABB shares.
(14) Member of the Finance, Audit and Compliance Committee for the 2021–2022 and 2022–2023 Board terms; received 50 percent of his compensation in the form of ABB shares for the 2021–2022 Board term and 100 percent of his compensation in the form of ABB shares for the 2022–2023 Board term. Did not stand for election in 2023.

Compensation Exhibit 38: Board

compensation for the Board

terms 2023–2024 and

2022–2023
Board term
2023–2024
Board term
2022–2023
Name Specific Board roles CHF CHF
Peter Voser
Chairman of the Board and Chairman GNC for 2023–2024 and

2022–2023 terms

1,200,000 1,200,000
Jacob Wallenberg
Vice-Chairman of the Board and Member GNC for 2023

–2024 and 2022–2023 terms
450,000 450,000
Gunnar Brock
Member FACC for 2023–2024 and 2022–2023

terms
330,000 330,000
David Constable Member CC for 2023–2024 and 2022–2023 terms
320,000 320,000
Frederico Curado Chairman CC for 2023–2024 and 2022–2023 terms
350,000 350,000
Lars Förberg Member GNC for 2023–2024 and 2022–2023 terms
320,000 320,000
Denise Johnson Member FACC for 2023–2024 term
330,000 —
Jennifer Xin-Zhe Li
Member CC and Member GNC for 2023–2024 and 2022–2023

terms
350,000 350,000
Geraldine Matchett
Member FACC for 2023–2024 and 2022–2023

terms
330,000 330,000
David Meline
Chairman FACC for 2023–2024 and 2022

–2023 terms
400,000 400,000
Satish Pai Member FACC for 2022–2023 term
— 330,000
Total

4,380,000 4,380,000
Key:

CC: Compensation Committee
FACC: Finance, Audit and Compliance Committee
GNC: Governance and Nomination Committee

Compensation Exhibit 39: Board

ownership of ABB

shares
Total number of shares held
Name December 31, 2023 December 31, 2022
Peter Voser
215,876 231,807
Jacob Wallenberg
251,318 245,898
Gunnar Brock
41,785 37,813
David Constable
46,319 42,465
Frederico Curado
57,181 49,175
Lars Förberg
80,095 70,522
Denise Johnson
3,929 —
Jennifer Xin-Zhe Li
45,812 41,904
Geraldine Matchett
36,023 30,964
David Meline (1)
47,948 43,131
Satish Pai
— 34,827
Total 826,286 828,506
(1) Includes 3,150 shares held by the spouse.

Compensation Exhibit 40: Board

members with external mandates

at December 31, 2023

Name Company
Listed company Chair of the Board Member of the Board Chair of a Committee Member of a Committee CEO Member of the EC
Peter Voser
IBM Corporation,

Armonk, United

States
● ● ● ●
Temasek Holdings (Private)

Limited,

Singapore, Singapore
● ● ●
PSA International Pte Ltd, Singapore, Singapore
●
Jacob Wallenberg Investor AB, Stockholm, Sweden ● ● ● ●
Telefonaktiebolaget L.M.

Ericsson AB, Stockholm, Sweden
● ● ●
SAS AB, Stockholm, Sweden
(1)
● ●
FAM AB (Foundation Asset Management),

Stockholm,
Sweden
●
Wallenberg Investments AB,

Stockholm, Sweden
●
Patricia Industries AB, Stockholm, Sweden ●
Gunnar Brock Investor AB, Stockholm, Sweden
● ● ●
Neptunia Invest AB,

Stockholm, Sweden
●
Stena AB, Stockholm, Sweden
● ●
Patricia Industries AB,

Stockholm, Sweden
●
David Constable
Fluor Corporation,

Irving, United States
● ● ●
Frederico Curado Transocean Ltd., Zug, Switzerland ● ● ● ●
LATAM

Airlines Group, Santiago, Chile
● ● ● ●
Lars Förberg
Cevian Capital AB,

Stockholm, Sweden
●
Denise Johnson Caterpillar Inc., Deerfield, United States ● ●
The Mosaic Company, Tampa,

United States
● ● ●
Jennifer Xin-Zhe Li Changcheng Investment Partners, Beijing, China ●
SAP SE, Walldorf, Germany
● ● ● ●
Full Truck Alliance Co. Ltd., Guizhou / Nanjing,

China
● ● ●
David Meline HP Inc., Palo Alto, United States ● ● ●
Pacific Biosciences of California Inc., Menlo Park, United
States
● ● ●
(1)
Jacob Wallenberg

is not a

member of the

Board of

Directors of

SAS AB. He is

a member

of their Nomination

Committee,

which is not

a committee

of the Board.

Compensation Exhibit 41: EC

compensation in 2023
Cash Compensation
Estimated value of share
-
based grants under the LTIP in 2023
(4)
2023 Total compensation (incl. conditional share
-
based grants)
(5)
Name
Base salary Short
-
term incentive
(1)
Pension benefits Other benefits
(2)
2023 Total cash
-
based
compensation
(3)
CHF CHF CHF CHF CHF CHF CHF
Björn Rosengren 1,785,006 2,659,650 775,090 1,759,098 6,978,844 2,714,375 9,693,219
Timo Ihamuotila 990,004 1,386,000 541,130 786,869 3,704,003 1,003,656 4,707,659
Carolina Granat 725,012 1,087,500 440,166 369,285 2,621,963 734,999 3,356,962
Karin Lepasoon 600,000 900,000 254,677 162,089 1,916,766 608,288 2,525,054
Sami Atiya 800,009 960,000 499,122 654,700 2,913,831 811,038 3,724,869
Tarak Mehta 930,009 1,395,000 526,130 746,993 3,598,132 942,817 4,540,949
Peter Terwiesch 855,003 1,179,060 505,595 657,565 3,197,223 871,844 4,069,067
Morten Wierod 962,502 1,462,500 505,842 685,145 3,615,989 988,423 4,604,412
Total Executive Committee members
at December 31, 2023 7,647,545 11,029,710 4,047,752 5,821,744 28,546,751 8,675,440 37,222,191
Andrea Antonelli (EC member until
May 31, 2023) 700,000 980,000 248,685 140,430 2,069,115 1,064,462 3,133,577
Theodor Swedjemark (EC member until
September 30, 2022) 83,334 78,854 45,344 79,168 286,700 — 286,700
Total departing Executive Committee
members 783,334 1,058,854 294,029 219,598 2,355,815 1,064,462 3,420,277
Total 8,430,879 12,088,564 4,341,781 6,041,342 30,902,566 9,739,902 40,642,468
(1) Represents accrued short-term variable compensation for the year 2023, which will be paid in 2024, after the publication of ABB's financial results. Short-term variable compensation is linked to the targets and goals defined in each EC member's Annual Incentive Plan. Upon full achievement of these targets and goals, the short-term variable compensation of the EC members represents 100 percent of their respective base salary. Theodor Swedjemark received a short-term variable compensation payment in February 2023 related to his termination period, in accordance with the contractual obligations of ABB.
(2) Other benefits mainly comprise payments related to social security, health insurance, children's education, transportation, tax advice and compensation for foregone dividends on replacement share grants and certain other items.
(3)
Prepared on an accrual basis.

(4) The estimated value of the share-based LTIP grants is based on the price of ABB shares on the grant date. On the day of vesting (April 24, 2026), the value of the share-based awards granted under the LTIP may vary from the above amounts due to changes in ABB's share price and the outcome of the performance factors.
(5) Payments totaling CHF 308,592 were made in 2023 on behalf of certain other former EC members, representing social security premium payments due on the 2020
LTIP vesting and tax advisory services for the period when they have been active EC members.

Compensation Exhibit 42: EC

compensation in 2022
Cash Compensation
Estimated value of share
-
based grants under the LTIP in 2022
(4)
2022 Total compensation (incl. conditional share
-
based grants)
(5)
Name
Base salary Short
-
term incentive
(1)
Pension benefits Other benefits
(2)
2022 Total cash
-
based
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
Sami Atiya (6) 800,009 539,200 487,247 599,994 2,426,450 720,458 3,146,908
Tarak Mehta 930,009 1,337,340 513,481 604,563 3,385,393 837,546 4,222,939
Peter Terwiesch 825,001 1,245,000 485,152 536,952 3,092,105 747,485 3,839,590
Morten Wierod 875,006 1,067,400 471,432 523,912 2,937,750 810,519 3,748,269
Total Executive Committee members
at December 31, 2022 7,641,714 9,224,773 3,935,865 4,612,047 25,414,399 8,557,683 33,972,082
Maria Varsellona (EC member

until
March 31, 2022) 200,002 181,985 114,896 79,223 576,106 — 576,106
Theodor Swedjemark (EC member until
September 30, 2022) 500,004 473,124 283,520 203,210 1,459,858 — 1,459,858
Total departing Executive Committee
members 700,006 655,109 398,416 282,433 2,035,964 — 2,035,964
Total
8,341,720 9,879,882 4,334,281 4,894,480 27,450,363 8,557,683 36,008,046
(1) Represents accrued short-term variable compensation for the year 2022, which was paid in 2023, after the publication of ABB's financial results. Short-term variable compensation is linked to the targets and goals defined in each EC member's Annual Incentive Plan. Upon full achievement of these targets and goals, the short-term variable compensation of the EC members represents 100 percent of their respective base salary. Maria Varsellona received a short-term variable compensation payment in March 2022 related to her termination period, in accordance with the contractual obligations of ABB.
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
(6) The disclosure of the number of shares granted under the LTIP in 2022 for Sami Atiya has been corrected from the amount previously disclosed in the 2022
Compensation Report. As a result, the grant fair value has been reduced accordingly.
Compensation Exhibit 43: EC

members with external mandates

at December 31, 2023

Name Company
Listed company Chair of the Board Member of the Board Chair of a Committee Member of a Committee
Timo Ihamuotila SoftwareOne Holding AG, Stans, Switzerland ● ● ●
Oras Invest Oy,

Helsinki, Finland
●
Sami Atiya
SGS SA,

Geneva, Switzerland
● ● ● ●
Tarak Mehta Prysmian S.p.A., Milan, Italy ● ● ●
Peter Terwiesch Hilti AG, Schaan, Liechtenstein ●

Compensation Exhibit 44: LTIP

grants in 2023
Name
Reference number of shares under the EPS performance factor of the 2023 launch of the LTIP
(1)
Total estimated value of share
-
based
grants under the EPS performance factor of the
2023 launch of the
LTIP
(2)(3)
Reference number of shares under the TSR performance factor of the 2023 launch of the LTIP
(1)
Total estimated value of share
-
based
grants under the TSR performance factor of the 2023 launch of the LTIP
(2)(3)
Reference number of shares under the sustainability performance factor of the

2023 launch of the LTIP
(1)
Total estimated value of share
-
based
grants under the sustainability
performance factor of the

2023
launch of the LTIP
(2)(3)
Total number of shares granted

under
the 2023 launch of the LTIP
(1)(2)
Total estimated value of share
-
based
grants under the LTIP in 2023
(2)(3)
CHF CHF CHF CHF
Björn Rosengren (4) 42,854 1,357,187 25,712 814,300 17,142 542,888 85,708 2,714,375
Timo Ihamuotila 15,845 501,812 9,507 301,087 6,339 200,757 31,691 1,003,656
Carolina Granat

11,604 367,499 6,962 220,487 4,642 147,013 23,208 734,999
Karin Lepasoon (4) 9,603 304,128 5,762 182,483 3,842 121,677 19,207 608,288
Sami Atiya 12,804 405,503 7,682 243,289 5,123 162,246 25,609 811,038
Tarak Mehta
(4)
14,885 471,408 8,931 282,845 5,954 188,564 29,770 942,817
Peter Terwiesch (4) 13,764 435,906 8,258 261,531 5,507 174,407 27,529 871,844
Morten Wierod
(4)
15,605 494,211 9,363 296,527 6,242 197,685 31,210 988,423
Total Executive Committee
members at December 31, 2023 136,964 4,337,654 82,177 2,602,549 54,791 1,735,237 273,932 8,675,440
(1) Vesting date April 24, 2026.
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
(4)
In addition to the above awards, five members of the EC participated in the 20th launch of the ESAP in 2023, which will allow them to save over a 12-
month period and, in November 2024, use their savings to acquire ABB shares under the

ESAP. Each EC member

who participated in ESAP will, upon
vesting, be entitled to acquire up to 330 ABB shares at an exercise price of CHF 30.49 per share.

Compensation Exhibit 45: LTIP

grants in 2022
Name
Reference number of shares under the EPS performance factor of the 2022 launch of the LTIP
(1)(4)
Total estimated value of share
-
based
grants under the EPS performance factor of the 2022 launch of the LTIP
(2)(3)
Reference number of shares under the TSR performance factor of the 2022 launch of the LTIP
(1)(4)
Total estimated value of share
-
based
grants under the TSR performance factor of the 2022 launch of the LTIP
(2)(3)
Reference number of shares under the sustainability performance factor of the 2022 launch of the LTIP
(1)(4)
Total estimated value of share
-
based
grants under the sustainability performance factor of the 2022 launch of the LTIP
(2)(3)
Total number of shares granted

under
the 2022 launch of the LTIP
(1)(2)(4)
Total estimated value of share
-
based
grants under the LTIP in 2022
(2)(3)
CHF CHF CHF CHF
Björn Rosengren
42,743 1,205,627 25,646 723,353 17,098 482,274 85,487 2,411,254
Timo Ihamuotila
(5)
15,804 445,770 9,482 267,462 6,323 178,338 31,609 891,570
Carolina Granat
11,574 326,460 6,944 195,858 4,630 130,602 23,148 652,920
Andrea Antonelli (EC member as
of March 1, 2022) 16,762 472,797 10,057 283,667 6,706 189,131 33,525 945,595
Karin Lepasoon (EC member as of
October 1, 2022)
(5)
9,578 270,153 5,747 162,075 3,832 108,108 19,157 540,336
Sami Atiya (6)
12,771 360,215 7,662 216,112 5,110 144,131 25,543 720,458
Tarak Mehta (5)
14,847 418,773 8,908 251,258 5,939 167,515 29,694 837,546
Peter Terwiesch
(5)
13,250 373,728 7,950 224,231 5,301 149,526 26,501 747,485
Morten Wierod (5)
14,368 405,259 8,620 243,156 5,748 162,104 28,736 810,519
Total Executive Committee
members at December 31, 2022
151,697

4,278,782

91,016

2,567,172

60,687

1,711,729

303,400

8,557,683

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
(5)
In addition to the above awards, five members of the EC participated in the 19th launch of the ESAP in 2022, which allowed them to save over a 12-
month period and, in November 2023, use their savings to acquire ABB shares under the

ESAP. Each EC member who

participated in ESAP was entitled
to acquire up to 360 ABB shares at an exercise price of CHF 27.99 per share.
(6)
The disclosure of the number of shares granted under the LTIP in 2022 for Sami Atiya has been corrected from the amount previously disclosed in "Item
6. Directors, Senior Management and Employees" of the 2022 Annual Report, reducing the number by 958.

Compensation Exhibit 46: EC

shareholding overview at December

31, 2023
Unvested at December 31, 2023
Name
Total number of
shares held at
December 31,
2023
Reference number of shares deliverable under the 2021 performance factors (EPS and TSR) of the LTIP
(1)
Reference number of shares deliverable under the 2022 performance factors (EPS, TSR and sustainability) of the LTIP
(1)
Reference number of shares deliverable under the 2023 performance factors (EPS, TSR and sustainability) of the LTIP
(1)
(vesting 2024) (vesting 2025) (vesting 2026)
Björn Rosengren
262,334 99,450 85,487 85,708
Timo Ihamuotila
202,000 37,830 31,609 31,691
Carolina Granat
(2)
5,200 27,301 23,148 23,208
Karin Lepasoon
360 — 19,157 19,207
Sami Atiya
100,000 31,201 25,543 25,609
Tarak Mehta
134,710 36,271 29,694 29,770
Peter Terwiesch
100,000 31,201 26,501 27,529
Morten Wierod
141,267 31,201 28,736 31,210
Total Executive Committee members

at
December 31, 2023 945,871 294,455 269,875 273,932
(1)
The final 2020 LTIP,

2021 LTIP and 2022 LTIP

awards will be settled 100 percent in shares, with an automatic sell-to-cover in place for employees who are subject to withholding taxes.
(2) This includes 1,200 shares held by the spouse.

Compensation Exhibit 47: EC

shareholding overview at December

31, 2022
Unvested at December 31, 2022
Name
Total number of
shares held at
December 31,
2022
Reference number of shares deliverable under the 2020 performance factors (EPS and TSR) of the LTIP
(1)(2)
Reference number of shares deliverable under the 2021 performance factors (EPS and TSR) of the LTIP
(1)(2)
Reference number of shares deliverable under the 2022 performance factors (EPS, TSR and sustainability) of the LTIP
(1)(2)
Replacement share grant for foregone benefits from former employer
(2)(3)
(vesting 2023) (vesting 2024) (vesting 2025) (vesting 2023)
Björn Rosengren 94,597 136,589 99,450 85,487 19,604
Timo Ihamuotila 189,034 50,887 37,830 31,609 —
Carolina Granat
(4)
5,200 — 27,301 23,148 —
Andrea Antonelli (EC member as of
March 1, 2022) — — 7,021 33,525 —
Karin Lepasoon (EC member as of
October 1, 2022) — — — 19,157 —
Sami Atiya (5) 90,473 42,852 31,201 25,543 —
Tarak Mehta 152,993 48,209 36,271 29,694 —
Peter Terwiesch 132,940 42,852 31,201 26,501 —
Morten Wierod 64,777 40,174 31,201 28,736 —
Total Executive Committee members

at
December 31, 2022 730,014 361,563 301,476 303,400 19,604
(1)
The final 2020 LTIP,

2021 LTIP and 2022 LTIP

awards will be settled 100 percent in shares, with an automatic sell-to-cover in place for employees who are subject to withholding taxes.
(2)
Initial number of shares granted have been increased by 3.7 percent to reflect the impact of the spin-off of the Accelleron business.
(3) The replacement share grant was settled 65 percent in shares and 35 percent in cash.
(4) This includes 1,200 shares held by the spouse.
(5)
The disclosure of the number of shares granted under the LTIP in 2022 for Sami Atiya has been corrected from the amount previously disclosed in "Item
6. Directors, Senior Management and Employees" of the 2022 Annual Report, reducing the number by 958.

Compensation Exhibit 48: Targeted

and realized EC total compensation

in 2023
Target
compensation

(in CHF) Base salary
Pension
benefits
Other

benefits
(1)
Target

short-term

incentive
(2)
Grant fair
value of
2020 LTIP
(3)
Grant fair
value of 2020
replacement
share grant
(4)
Target total

variable

compensation
Target total

compensation
Björn Rosengren 1,785,006 775,090 1,703,295 1,785,000 1,970,457 406,436 4,161,893 8,425,284
Timo Ihamuotila 990,004 541,130 761,604 990,000 734,103 n.a. 1,724,103 4,016,841
Carolina Granat 725,012 440,166 346,158 725,000 n.a. n.a. 725,000 2,236,336
Karin Lepasoon

600,000 254,677 142,949 600,000 n.a. n.a. 600,000 1,597,626
Sami Atiya 800,009 499,122 644,492 800,000 618,193 n.a. 1,418,193 3,361,816
Tarak Mehta 930,009 526,130 717,326 930,000 695,462 n.a. 1,625,462 3,798,927
Peter Terwiesch 855,003 505,595 637,209 860,000 618,193 n.a. 1,478,193 3,476,000
Morten Wierod 962,502 505,842 654,043 975,000 579,552 n.a. 1,554,552 3,676,939
Total 7,647,545 4,047,752 5,607,076 7,665,000 5,215,960 406,436 13,287,396 30,589,769
Realized
compensation

(in CHF) Base salary
Pension
benefits
Other

benefits (1)(5)
Short-term
incentive
2023 (6)
Realized
value of
2020 LTIP (7)
Realized
value of 2020
replacement
share grant (8)
Total variable

compensation
Total

compensation
Björn Rosengren 1,785,006 775,090 1,759,098 2,659,650 8,347,494 626,740 11,633,884 15,953,078
Timo Ihamuotila
990,004 541,130 786,869 1,386,000 3,109,900 n.a. 4,495,900 6,813,903
Carolina Granat
725,012 440,166 369,285 1,087,500 n.a. n.a. 1,087,500 2,621,963
Karin Lepasoon

600,000 254,677 162,089 900,000 n.a. n.a. 900,000 1,916,766
Sami Atiya
800,009 499,122 654,700 960,000 2,618,862 n.a. 3,578,862 5,532,693
Tarak Mehta
930,009 526,130 746,993 1,395,000 2,946,264 n.a. 4,341,264 6,544,396
Peter Terwiesch
855,003 505,595 657,565 1,179,060 2,618,862 n.a. 3,797,922 5,816,085
Morten Wierod
962,502 505,842 685,145 1,462,500 2,455,193 n.a. 3,917,693 6,071,182
Total 7,647,545 4,047,752 5,821,744 11,029,710 22,096,575 626,740 33,753,025 51,270,066
Realized
achievement level Base salary
Pension
benefits
Other

benefits (1)
Short-term
incentive
2023 (6)
Realized
value of
2020 LTIP
in % (7)
Realized
value of 2020
replacement
share grant in
% (8)
Total variable

compensation
Total

compensation
Björn Rosengren 100.0% 100.0% 103.3% 149.0% 423.6% 154.2% 279.5% 189.3%
Timo Ihamuotila
100.0% 100.0% 103.3% 140.0% 423.6% n.a. 260.8% 169.6%
Carolina Granat
100.0% 100.0% 106.7% 150.0% n.a. n.a. 150.0% 117.2%
Karin Lepasoon

100.0% 100.0% 113.4% 150.0% n.a. n.a. 150.0% 120.0%
Sami Atiya
100.0% 100.0% 101.6% 120.0% 423.6% n.a. 252.4% 164.6%
Tarak Mehta
100.0% 100.0% 104.1% 150.0% 423.6% n.a. 267.1% 172.3%
Peter Terwiesch
100.0% 100.0% 103.2% 137.1% 423.6% n.a. 256.9% 167.3%
Morten Wierod
100.0% 100.0% 104.8% 150.0% 423.6% n.a. 252.0% 165.1%
Average 100.0% 100.0% 105.0% 143.3% 423.6% 154.2% 233.6% 158.2%
(1) Other benefits comprise payments related to social security, health insurance, children's education, transportation, tax advice and certain other items.
(2) Target short-term incentive corresponds to 100 percent of the latest applicable annual base salary.
(3) Represents the 2020 LTIP grant date fair value as per April 27, 2020, as disclosed in our Annual Report 2020.
(4) Represents the 2020 grant fair value related to the second tranche (out of two tranches) of the replacement grant, as disclosed in our Annual Report 2020.
(5) Differences between realized and target values due to higher social security payments related to AIP awards above target values.
(6) Represents accrued short-term incentive for the year 2023, which will be paid in 2024, after the publication of ABB's financial results. STI is linked to the targets and goals defined in each EC member's Annual Incentive Plan.
(7) Valued at CHF 32.25, the closing price of the ABB share on the day of vesting.
(8) Valued at CHF 31.97, the closing price of the ABB share on the day of vesting.

—
Employees
A
breakdown of our employees by

geographic region is as follows:
December 31, 2023 2022 2021
Europe

51,400 49,700 50,000
The Americas

26,400 26,400 25,600
Asia, Middle East and Africa

30,100 29,000 28,800
Total 107,900 105,100 104,400
The proportion of our employees

that are represented by labor

unions or are subject to collective bargaining
agreements varies based on the labor

practices of each country in which

we operate.
Item 7.

Major Shareholders and Related

Party Transactions
—
Major shareholders
At December 31, 2023, we had approximately

638,000 shareholders.

Approximately 401,000 were
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

sale in December 2022, our most

significant equity method investment
was in Hitachi Energy Ltd (see “Note 4

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

Relationships between

ABB and its EC members”.

Item 8.

Financial Information
—
Consolidated Statements and

other financial information
See “Item 18. Financial Statements”.
—
Legal proceedings
Regulatory
Based on findings during an

internal investigation, ABB self-reported

to the Securities and Exchange
Commission (SEC) and the Department

of Justice (DoJ), in the United

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

as well as investigations carried

out by
various law enforcement authorities.

With respect to the above-mentioned

claims, regulatory matters, and
any related proceedings, we will

bear the related costs including

costs necessary to resolve them.
Liabilities recognized
At December 31, 2023 and 2022,

we had aggregate liabilities

of $101 million and $86 million, respectively,
included in “Other provisions” and

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

At December 31, 2023, the total unconsolidated

stockholders’ equity of ABB Ltd was

CHF 3,917 million,
including CHF 226 million

representing share capital, CHF 4,982 million

representing reserves and
CHF 1,291 million representing

a reduction of equity for treasury

shares. Of the reserves, CHF 1,291

million
relating to treasury shares and CHF

45 million representing

20 percent of share capital, at December

31,
2023, are restricted by law and not available

for distribution.
With respect to the years

ended December 31, 2019, 2020,

2021 and 2022, ABB Ltd paid

a dividend of
CHF 0.80 (USD 0.82) per share,

CHF 0.80 (USD 0.86) per

share, CHF 0.82 (USD 0.88) per share

and
CHF 0.84 (USD 0.91) per share,

respectively.

The USD amounts for each of

the foregoing dividend

payments
made in CHF have been translated using

the average rates of the months

in which the dividends were

paid.
With respect to the year ended December

31, 2023, ABB Ltd’s Board of Directors

has proposed to pay a
dividend of CHF 0.87 per share to shareholders.

The distribution is subject to approval

by shareholders at
ABB Ltd’s 2024 Annual General Meeting

(AGM).
For further information on dividends

and dividend policy see “Item 6. Directors,

Senior Management and
Employees—Shareholders—Shareholders’

rights—Shareholders’

dividend rights”.
—
Significant changes
Except as otherwise described

in this Annual Report, there

has been no significant change in

our financial
position since December 31, 2023.
Item 9.

The Offer and Listing
—
Markets
The shares of ABB Ltd. are principally

traded on the SIX Swiss Exchange

(under the symbol “ABBN”) and

on
the NASDAQ OMX Stockholm

Exchange (under the symbol “ABB”). ADSs

of ABB Ltd. were traded on

the
New York Stock Exchange (NYSE) under the symbol “ABB” until May

23, 2023.

On May 12, 2023,

we filed
the required Form 25 with the SEC

to delist ABB’s ADSs from trading

on the NYSE. In connection

with the
delisting of our ADSs from the NYSE

which became effective May 23, 2023,

we converted our ADS program
from a sponsored Level II program

into a sponsored Level I program.

The new Level I ADSs were assigned

a
new stock ticker (ABBNY) upon

delisting and are now traded

on the over-the-counter (OTC) markets.
ABB Ltd.’s ADSs are issued under the

Amended and Restated Deposit Agreement,

dated May 7, 2001, as
amended from time to time, with Citibank,

N.A. as depositary. Each ADS represents one share.

There were no suspensions in the

trading of our shares in 2023, 2022

and 2021.

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
Capital Structure
For a description of ABB Ltd’s capital structure

(including issued shares, contingent

share capital and capital
band)

and its dividend policy, see “Item 6. Directors, Senior

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

holding in
aggregate at least 5 percent of

ABB Ltd’s share capital or votes. A general

meeting of shareholders

is
convened by publishing

a notice in the Swiss Official Gazette of Commerce

(
Schweizerisches
Handelsamtsblatt
) at least 20 days prior to the meeting

date. In addition, ABB usually publishes

notices for its
general meetings in certain newspapers

as well as on its website. Such notices

contain information as to
procedures to be followed by shareholders

in order to participate and exercise

voting rights at the
shareholders’

meetings.
One or more shareholders who,

alone or together, hold at least 0.02 percent of

the share capital or votes of
ABB Ltd may demand that an item

be included on the agenda

or that a proposal relating to an agenda

item
be included in the notice convening

the general meeting of shareholders.

Such a request must be received

by
ABB Ltd in writing at least 40 days prior

to the meeting and shall

specify the agenda items and the proposal
or proposals together with a brief

statement of the reasons.

The following powers are vested exclusively

in the general meeting

of shareholders:
•

adoption and amendment of the Articles

of Incorporation,
•

election of members of the Board

of Directors, the Chairman of

the Board, the members of the
Compensation Committee, the auditors

and the independent proxy,
•

approval of the annual management

report and the consolidated

financial statements,
•

approval of the annual financial

statements and decision on the allocation

of profits shown on the
balance sheet, in particular with regard

to dividends,
•

the determination of interim dividends

and the approval of the interim financial

statements
required for this purpose,
•

the resolution on the repayment of

the statutory capital reserve,
•

approval of the compensation of

the Board of Directors

and of the Executive Committee pursuant
to Article 34 of ABB Ltd’s Articles of

Incorporation,
•

granting discharge to the members

of the Board of Directors and the

persons entrusted with
management,
•

the delisting of the Company’s equity

securities,
•

the approval of the report on non-financial

matters, and
•

passing resolutions as to all matters

reserved to the authority

of the general meeting of
shareholders by law or under

ABB Ltd’s Articles of Incorporation or that are

submitted to the
general meeting of shareholders

by the Board of Directors,

subject to Art. 716a of the

Swiss
Code of Obligations.
There is no provision in ABB Ltd’s Articles

of Incorporation requiring

a quorum for the holding of
shareholders’

meetings.
Unless otherwise required

by law or ABB Ltd’s Articles of Incorporation, general

meetings

of shareholders
shall pass resolutions and decide

elections upon a majority of the votes

represented. If the first ballot

fails to
result in an election and more than one

candidate is standing

for election, the presiding officer shall order

a
second ballot in which a relative

majority shall be decisive.
A resolution passed with a qualified

majority of at least two-thirds of

the votes represented and of a

majority
of the par value of shares represented

shall be required for resolutions

of a general meeting of shareholders,
in particular, for:
•

a modification of the purpose of ABB

Ltd,
•

the creation of shares with increased

voting powers,
•

restrictions on the transfer of registered

shares and the removal of

those restrictions,
•

restrictions on the exercise of the right

to vote and the removal of those restrictions,
•

the introduction of conditional share

capital or the introduction

of a capital band,
•

an increase in share capital through

the conversion of capital

surplus, through an in-kind
contribution or by set-off against a claim, and

the grant of special benefits,
•

the restriction or denial of pre-emptive

rights,

•

a transfer of ABB Ltd’s place of incorporation,

•

the combination of shares, if not the

consent of all affected shareholders

is required,
•

the change of currency of the share

capital,
•

the introduction of the casting vote

of the presiding officer in the shareholders’

meeting,
•

the delisting of the Company’s equity

securities,
•

the introduction of an arbitration

clause in the Articles of Incorporation,

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

(
Spaltung ), or conversion ( Umwandlung ) of ABB Ltd.
At general meetings

of shareholders, shareholders

can be represented by the independent

proxy elected by
the shareholders ( unabhängiger Stimmrechtsvertreter
), by their legal representative

or, by means of a written
proxy, any other proxy who need not be a shareholder. All shares held by one shareholder may be
represented by only one representative.

The presiding officer of the general meeting

of shareholders shall
determine whether resolutions

and elections are to be decided

by open ballot, in writing or electronically. The
presiding officer may at any time order

that an election or resolution

be repeated if, in his view, the results of
the vote are in doubt. In this case,

the preceding election or resolution

shall be deemed to have not occurred.
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

Senior Management and
Employees—Board of Directors—Board

governance”.
Auditors
The auditors are elected by the shareholders

at the general meeting

of shareholders. Pursuant to ABB Ltd’s
Articles of Incorporation, their term

of office is one year.

KPMG AG,

Zurich, Switzerland, assumed

the sole auditing mandate

of the consolidated financial statements
of the ABB Group beginning

in the year ended December 31, 2018.

The auditor in charge and responsible

for
the mandate, Achim Wolper, began serving in this capacity

in respect of the financial

year ended
December 31, 2023.
See “Item 16C. Principal Accountant

Fees and Services”

for information regarding

the fees paid to
KPMG AG.
Revision of Swiss Corporate Law
Swiss corporate law has been revised,

effective as of January 1, 2023. The

main objectives of the revision
were to strengthen shareholder

rights, improve corporate governance

and modernize corporate law

in
general. Swiss corporations are required

to amend their articles of incorporation

and other organizational
regulations, as applicable,

for compliance with the new law

by the end of 2024 at the latest. The shareholders
of ABB approved the necessary

changes to ABB’s Articles of Incorporation

as proposed by the Board of
Directors at ABB’s Annual General

Meeting in March 2023.
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

4.1 and 4.6 to
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

of Mali, Moldova, Myanmar (Burma),
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

accessed through this website.

—
Annual Report to Security Holders
The Company intends to submit any

annual report provided to security holders

in electronic format as an
exhibit to a current report on Form

6-K.
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

Treasury function. Corporate Treasury provides an

efficient source of
liquidity, financing, risk management and other global

financial services to the ABB

Group companies. Our
policies do not allow Corporate

Treasury or ABB Group companies to perform speculative

trading. Market risk
management activities are focused

on mitigating material financial

risks resulting from our global

operating
and financing activities.

Corporate Treasury maintains risk management

control systems to monitor

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
mainly with Corporate Treasury.
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

dollar.
Our operating companies are responsible

for identifying their foreign currency

exposures and entering

into
intercompany derivative contracts

with Corporate Treasury, where legally possible, to hedge

their exposures.
Where local laws restrict our operating

companies from entering

into intercompany derivatives with

Corporate
Treasury,

derivative contracts are entered

into locally with third-party

financial institutions. The intercompany
transactions have the effect of transferring

the operating companies’ currency

risk to Corporate Treasury, but
create no additional market risks

on a consolidated basis. Corporate

Treasury then manages this risk by
entering into offsetting transactions with

third-party financial institutions. According

to our policy, material net
currency exposures are required

to be hedged and are primarily

hedged with forward foreign exchange
contracts. The majority of the

foreign exchange hedge

instruments have, on average, a maturity

of less than
twelve months. Corporate Treasury also hedges

currency risks arising from monetary

intercompany
balances, primarily loans receivable

from other ABB companies.
At December 31, 2023 and 2022,

the net fair value of financial

instruments with exposure to foreign

currency
rate movements was an asset of

$1,053 million and $1,355

million, respectively. The potential loss in fair
value of such financial instruments

from a hypothetical 10 percent

move in foreign exchange

rates against
our position would be approximately

$542 million and $511 million for December 31, 2023 and

2022,
respectively. The analysis reflects the aggregate adverse

foreign exchange impact associated

with
transaction exposures, as well

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

liquidity management activities.

Our
operating companies primarily

invest excess cash with, and receive

funding from, Corporate Treasury on an
arm’s length basis. It is our policy that

the primary third-party funding

and investing activities, as well

as the
monitoring and management

of the resulting interest rate risk,

are the responsibility of Corporate

Treasury.
Corporate Treasury adjusts the duration of

the overall funding portfolio

through derivative instruments in order
to better match underlying

assets and liabilities, as well as minimize

the cost of capital.

At December 31, 2023 and 2022,

the net fair value of instruments

subject to Interest Rate Risk was

an asset
of $1,111

million and $1,617 million,

respectively. The potential loss in fair value for such instruments from a
hypothetical 100 basis points parallel

shift in interest rates against our position

(or a multiple of 100 basis
points where 100 basis points is less

than 10 percent of the interest rate)

would be approximately
$321 million and $163 million,

for December 31, 2023 and 2022,

respectively.
Commodity Risk
We enter into commodity derivatives to

hedge certain of our raw material

exposures. At December 31, 2023
and 2022, the net fair value of commodity

derivatives was an asset of $1 million

and $1 million, respectively.
The potential loss in fair value

for such commodity hedging

derivatives from a hypothetical adverse
10 percent move against our position

in the underlying commodity

prices would be approximately

$13 million
and $10 million for December 31, 2023

and 2022, respectively. A portion of our commodity

derivatives are
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
In 2023, we received reimbursements

from Citibank N.A., the Depositary

Bank of our ADS program, of
approximately $2 million to help

cover costs related to our ADS program.

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

an
evaluation of our disclosure controls

and procedures (as defined

in Rule 13a-15(e) of the Exchange

Act) as of
December 31, 2023. Based on that evaluation,

management, including

the Chief Executive Officer and Chief
Financial Officer, has concluded that, as of December

31, 2023, our disclosure controls and procedures

were
effective.

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

as of
December 31, 2023. In making this assessment,

management used the criteria

established in Internal
Control—Integrated Framework issued

by the Committee of Sponsoring

Organizations of the Treadway
Commission (2013 framework). Based

on this assessment, management

has concluded that internal

control
over financial reporting was effective

as of December 31, 2023.
Report of the independent registered public accounting firm
KPMG’s opinion on the effectiveness of

the ABB Group’s internal control over

financial reporting as of
December 31, 2023, is included

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

[Reserved]
Item 16A.

Audit Committee Financial

Expert
Our Board of Directors has determined

that David Meline, Gunnar Brock, Denise

C. Johnson and
Geraldine Matchett, who serve on

our Finance, Audit and

Compliance Committee (FACC), are independent
for purposes of serving on the audit

committee under Rule 10A-3 of the Exchange

Act and the listing
standards promulgated by the New

York Stock Exchange. The Board has determined that David Meline, chairman of the FACC, is an audit committee financial

expert, in accordance with the rules

of the New York
Stock Exchange.
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

KPMG
($ in millions) 2023 2022
Audit Fees 42.0 36.6
Audit-Related Fees 4.4 8.6
Tax

Fees
0.3 0.4
Other Fees — 0.1
Total 46.7 45.7
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

only by the ABB Group auditor such

as
pre-issuance reviews of quarterly

financial results (no such reviews

have been performed) and comfort letters
delivered to underwriters in connection

with debt and equity offerings. Included

in the 2023

audit fees were
approximately $2.3 million related

to audits

from 2022 and earlier,

which were not agreed until after we had
filed our annual report on Form 20-F with

the SEC on February 24, 2023. Included

in the 2022 audit fees
were approximately $2.8 million

related to audits from 2021

and earlier, which were not agreed until after we
had filed our annual report on

Form 20-F with the SEC on

February 25, 2022.
Audit-Related Fees
These services consisting primarily

of service organization attestation procedures,

carve-out financial
statement audits in relation to

transactional activities, agreed-upon

procedure reports, accounting
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

with this policy, all services
performed by and fees paid to KPMG

in 2023 and 2022 were approved

by the FACC.
Item 16D.

Exemptions from the

Listing Standards for Audit Committees
None
Item 16E.

Purchase of Equity Securities

by Issuer and Affiliated Purchasers
The following table sets out certain

information about purchases

of our own shares made by us

or on our
behalf or by affiliated purchasers:

Maximum approximate
Total number value of shares that
Total number Average price of shares purchased may yet be purchased of shares paid per share as part of publicly under the programs
2023
purchased
(1)
(in $) announced programs
(2)(3)
($ in millions)
January 1-31 3,070,000 33.55 3,070,000 1,145
February 1-28 2,826,000 33.96 2,826,000 1,049
March 1-31 1,607,000 33.31 1,607,000 —
April 1-30 2,155,000 35.00 2,155,000 925
May 1-31 1,828,783 36.70 1,828,783 857
June 1-30 1,794,908 38.51 1,794,908 788
July 1-31 5,565,835 40.09 1,715,835 721
August 1-31 2,925,000 38.24 1,825,000 651
September 1-30 2,703,974 36.53 1,703,974 589
October 1-31 3,540,500 34.65 2,440,500 504
November 1-30 3,312,000 36.73 2,212,000 423
December 1-31 2,441,000 42.42 1,491,000 360
Total 33,770,000 24,670,000
(1)

In 2023, 9 million shares were bought outside

of the publicly announced programs. These share purchases were made through open-market
transactions.

(2)

In March 2022, ABB announced a share

buyback program of up to $3 billion. This program,

which was launched in April 202

2, was executed
on a second trading line on the SIX

Swiss Exchange and ran until ABB’s Annual General

Meeting (AGM) in March 2023.
(3)

In March

2023, ABB

announced

a share

buyback program

of up to

$1 billion.

This program,

which was

launched

in April

2023, is being
executed on a second trading line

on the SIX Swiss Exchange and is

planned to run until the March 2024 AGM.
Item 16F.

Change in Registrant’s Certifying Accountant
Not applicable.
Item 16G.

Corporate Governance
Not applicable.
Item 16H.

Mine Safety Disclosure
Not applicable.
Item 16I.

Disclosure Regarding

Foreign Jurisdictions that

Prevent Inspections
Not applicable.
Item 16J.

Insider trading policies
Not applicable.

Item 16K.

Cybersecurity.
Information technology (IT) is critical

to many of our operating activities

and is subject to security threats

and
increasingly sophisticated

cyber-attacks. As a result, we

have policies and processes

in place to assess,
identify, and manage the strategic and operational

IT-related risks as a component of our enterprise

risk
management program (ERM).

These risks include the risk

of cyber-attacks on IT, infrastructure and
intellectual property, as well as on cybersecurity for our

offerings and factories. Through roundtables,

risk
workshops, and consideration

of significant business transactions

which could affect our IT risk profile,
material risks from cybersecurity

threats are assessed and

identified. A description of each

material risk and
its potential consequences, along

with the likelihood, impact and velocity

of the risk are documented.

A
response to the risk, indicating a project

or specific action that is in place

or planned to address and

mitigate
the identified risk, is assigned

to the identified risk.
Our IT security policies include

consideration of cybersecurity

risks related to third-party service

providers
utilizing a risk-based approach,

completing certain due diligence

procedures prior to the commencement of
the business relationship. These procedures

include a business

impact analysis and questionnaire

related to
the overall IT security posture of the

third-party organization, as well as internal

responses and controls to
address the identified risks.
The FACC is ultimately responsible for the oversight

of risks from cybersecurity threats.

Information security
and cybersecurity updates from

management are provided as part of

scheduled FACC meetings, with an
open line of communication in

the event of a potential material

cybersecurity incident. Briefings

include
discussion of identified cybersecurity

risks and new cybersecurity

threats, management response,

as well as
the status of previously communicated

incidents, as applicable.

The FACC Chairman determines if
components of the briefing need

to be disseminated to the entire

Board. Additionally, ERM results, including
cybersecurity risks, are reported

to the Board annually.
Management, led by the Company’s Chief

Information Security Officer (CISO),

is responsible for the day-to-
day assessment and management

of our material risks from cybersecurity

threats. Weekly internal updates
are made by his IT security team

to discuss specific cybersecurity

incidents, planned or in progress
responses, ongoing mitigation

processes, and remediation

efforts, as applicable. The CISO has more

than
20 years of experience in the field

of cybersecurity, including more than 13 years working

in the IT services
industry building and delivering

cybersecurity services across various

geographies.
We have experienced occasional

cybersecurity incidents, none of which

has had a material effect on our
business operations. We have observed a

continued increase in attacks

generally against our industrial
control systems as well as against

our customers and the systems we

supply to them, which has posed

and
may in the future pose a risk

to the security of those systems and

networks. Future attacks

could potentially
have significant adverse impact including

the compromise of confidential

information, disruption of our
business, improper use or downtime

of our systems and networks

or those we supplied to our customers,

the
manipulation, corruption, inaccessibility

and destruction of data, defective

products or services, production
downtimes, supply shortages and reputational

harm.

PART

III
Item 17.

Financial Statements
We have elected to provide financial

statements and the related information

pursuant to Item 18.
Item 18.

Financial Statements
See pages F-1 to F-76, which are incorporated

herein by reference. All

schedules are omitted as the required
information is inapplicable

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

as of December 31, 2023.
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
101.CAL Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE Inline XBRL Taxonomy Extension Presentation Linkbase Document
104
Cover Page Interactive Data

File (formatted as inline XBRL

and contained in Exhibit 101)
(1)
*

This document is being furnished

in accordance with SEC Release

Nos. 33-8212 and

34-74551.
(1)

Filed herewith

SIGNATURES
The registrant hereby certifies

that it meets all of the requirements

for filing on Form 20-F and that it
has duly caused and authorized

the undersigned to sign this Annual

Report on its behalf.
ABB LTD
By: /s/ T
IMO
I
HAMUOTILA
Date: February 22, 2024 Name: Timo Ihamuotila
Title: Executive Vice President and
Chief Financial Officer
By: /s/ R
ICHARD
A. B
ROWN
Date: February 22, 2024 Name: Richard A. Brown
Title: Group Senior Vice President and
Chief Counsel Corporate & Finance

—
Index to Consolidated Financial Statements

and Schedules
Consolidated Financial Statements:
Report of management on internal control

over financial reporting
F-2
Reports of Independent Registered

Public Accounting Firm
F-3
Consolidated Income Statements

for the years ended December

31, 2023, 2022 and 2021
F-6
Consolidated Statements of Comprehensive

Income for the years ended December

31, 2023,
2022 and 2021 F-7
Consolidated Balance

Sheets as of December 31, 2023 and 2022
F-8
Consolidated Statements of Cash

Flows for the years ended

December 31, 2023, 2022 and 2021
F-9
Consolidated Statements of Changes

in Stockholders’

Equity for the years ended December

31,
2023, 2022 and 2021 F-10
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

(2013 framework). Based on

this assessment, management

has
concluded that ABB’s internal control

over financial reporting was effective

as of December 31, 2023.
KPMG AG,

the independent registered

public accounting firm who audited

the Company’s consolidated
financial statements included in

this Form 20-F, has issued an opinion on the effectiveness of ABB’s internal control over financial reporting

as of December 31, 2023, which

is included on page F-5 of this Annual
Report.
/s/ B
JÖRN
R
OSENGREN
Chief Executive Officer
/s/ T
IMO
I
HAMUOTILA
Chief Financial Officer
Zurich, February 22, 2024

Report of Independent Registered

Public Accounting Firm
To

the Board of Directors and Stockholders of ABB Ltd
Opinion on the Consolidated

Financial Statements
We have audited the accompanying

consolidated balance sheets of

ABB Ltd and subsidiaries (the Company)
as of December 31, 2023 and 2022,

the related consolidated

income statements, statements of
comprehensive income, cash flows,

and changes in stockholders’

equity for each of the years in the
three-year period ended December

31, 2023, and the related notes (collectively, the consolidated financial
statements). In our opinion, the consolidated

financial statements present fairly, in all material respects,

the
financial position of the Company

as of December 31, 2023

and 2022, and the results of its operations

and its
cash flows for each of the years

in the three-year period ended

December 31, 2023, in conformity with

U.S.
generally accepted accounting

principles.
We also have audited, in accordance with

the standards of the Public Company

Accounting Oversight Board
(United States) (PCAOB), the Company’s internal

control over financial

reporting as of December 31, 2023,
based on criteria established

in Internal Control – Integrated Framework

(2013) issued by the Committee

of
Sponsoring Organizations of the

Treadway Commission, and our report dated

February 22, 2024, expressed
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

regarding the amounts and

disclosures in the consolidated

financial
statements. Our audits also included

evaluating the accounting

principles used and significant

estimates
made by management, as well

as evaluating the overall presentation

of the consolidated financial
statements. We believe that our audits

provide

a reasonable basis

for our opinion.
Critical Audit Matter
The critical audit matter communicated

below is a matter arising

from the current period audit of the
consolidated financial

statements that was communicated or required

to be communicated to the audit
committee and that: (1) relates

to accounts or disclosures that are

material to the consolidated

financial
statements and (2) involved our especially

challenging, subjective, or complex

judgments. The
communication of a critical audit

matter does not alter in

any way our opinion on the consolidated

financial
statements, taken as a whole, and we

are not, by communicating

the critical audit matter below, providing a
separate opinion on the critical

audit matter or on the accounts

or disclosures to which it

relates.
Revenue recognition for certain

long-term fixed price contracts

using the percentage-of-completion
method
As discussed in Note 2 to the consolidated

financial statements, revenues from

the sale of customized
products, including long-term fixed price

contracts for integrated

automation and electrification systems

and
solutions are generally recognized

on an over time basis using the percentage-of-completion

method of
accounting. For the year ended December

31, 2023, the Company

reported $27,010 million of revenue

from
sales of products, a portion of which

related to long-term fixed price contracts.

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
February 22, 2024

Report of Independent Registered

Public Accounting Firm
To

the Board of Directors and Stockholders of ABB Ltd
Opinion on Internal Control Over

Financial Reporting
We have audited ABB Ltd and subsidiaries’

(the Company) internal control

over financial reporting as of
December 31, 2023, based on criteria

established in Internal

Control – Integrated Framework (2013)

issued
by the Committee of Sponsoring

Organizations of the Treadway Commission

(COSO). In our opinion, the
Company maintained, in all

material respects, effective internal

control over financial reporting

as of
December 31, 2023, based on criteria

established in Internal

Control – Integrated Framework (2013)

issued
by COSO.
We also have audited, in accordance with

the standards of the Public Company

Accounting Oversight Board
(United States) (PCAOB), the

consolidated balance

sheets of the Company as of December 31, 2023

and
2022, the related consolidated

income statements, statements of

comprehensive income, cash

flows and
changes in stockholders’ equity

for each of the years in the three-year

period ended December 31, 2023,

and
the related notes (collectively, the consolidated financial

statements), and our report dated

February 22,
2024, expressed an unqualified

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
February 22, 2024

―
ABB Ltd Consolidated Income Statements
Year ended December

31 ($ in millions, except per

share data in $)
2023 2022 2021
Sales of products

27,010
24,471
23,745
Sales of services and other
5,225
4,975
5,200
Total revenues
32,235
29,446
28,945
Cost of sales of products

(17,938)
(16,804)
(16,364)
Cost of services and other
(3,083)
(2,932)
(3,114)
Total cost of sales
(21,021)
(19,736)
(19,478)
Gross profit
11,214
9,710
9,467
Selling, general and administrative

expenses

(5,543)
(5,132)
(5,162)
Non-order related research

and development expenses

(1,317)
(1,166)
(1,219)
Other income (expense),

net

517
(75)
2,632
Income from operations
4,871
3,337
5,718
Interest and dividend income

165
72
51
Interest and other finance

expense

(275)
(130)
(148)
Non-operational pension

(cost) credit
17
115
166
Income from continuing

operations before

taxes
4,778
3,394
5,787
Income tax expense
(930)
(757)
(1,057)
Income from continuing

operations, net of

tax
3,848
2,637
4,730
Loss from discontinued

operations, net of

tax

(24)
(43)
(80)
Net income
3,824
2,594
4,650
Net income attributable

to noncontrolling
interests and redeemable

noncontrolling interests
(79)
(119)
(104)
Net income attributable

to ABB
3,745
2,475
4,546
Amounts attributable

to ABB shareholders:
Income from continuing

operations, net of

tax

3,769
2,517
4,625
Loss from discontinued

operations, net of

tax

(24)
(42)
(79)
Net income

3,745
2,475
4,546
Basic earnings per share

attributable to ABB

shareholders:
Income from continuing

operations, net of

tax

2.03
1.33
2.31
Loss from discontinued

operations, net of

tax

(0.01)
(0.02)
(0.04)
Net income

2.02
1.30
2.27
Diluted earnings per share

attributable to ABB

shareholders:
Income from continuing

operations, net of

tax

2.02
1.32
2.29
Loss from discontinued

operations, net of

tax

(0.01)
(0.02)
(0.04)
Net income

2.01
1.30
2.25
Weighted-average number

of shares outstanding

(in millions) used to
compute:
Basic earnings per share

attributable to ABB

shareholders

1,855
1,899
2,001
Diluted earnings per share

attributable to ABB

shareholders

1,867
1,910
2,019
Due to rounding, numbers presented may not add to the totals provided.
See accompanying Notes to the

Consolidated Financial Statements

―
ABB Ltd Consolidated Statements of Comprehensive Income
Year ended December

31 ($ in millions)
2023 2022 2021
Net income
3,824
2,594
4,650
Other comprehensive

income (loss), net of

tax:
Foreign currency translation

adjustments:
Foreign currency translation

adjustments

(290)
(685)
(521)
Net loss on complete

or substantially complete
liquidations of foreign subsidiaries
—
5
—
Changes attributable

to divestments
9
41
(9)
Foreign currency translation

adjustments
(281)
(639)
(530)
Available-for-sale securities:
Net unrealized gains (losses)

arising during the year

5
(23)
(10)
Reclassification adjustments

for net (gains) losses

included in net income

6
2
(5)
Unrealized gains (losses)

on available-for-sale

securities
11
(21)
(15)
Pension and other postretirement

plans:
Prior service (costs)

credits arising during

the year

(1)
—
—
Net actuarial gains

(losses) arising during

the year

(282)
226
411
Amortization of prior service

credit included in net

income

(9)
(16)
(14)
Amortization of net actuarial

loss included in net

income

38
44
69
Net losses from settlements

and curtailments included

in net income

14
9
7
Changes attributable

to divestments
3
(8)
(6)
Pension and other postretirement

plan adjustments
(237)
255
467
Derivative instruments

and hedges:
Net unrealized gains (losses)

arising during the year
(10)
(12)
8
Reclassification adjustments

for net (gains) losses

included in net income

8
12
(13)
Changes in derivative

instruments and hedges
(2)
—
(5)
Total other comprehensive income

(loss), net of tax
(509)
(405)
(83)
Total comprehensive income, net

of tax
3,315
2,189
4,567
Total

comprehensive

(income) loss attributable

to noncontrolling interests

and
redeemable noncontrolling

interests, net of

tax
(84)
(87)
(108)
Total comprehensive income attributable

to ABB, net of tax
3,231
2,102
4,459
Due to rounding, numbers presented may not add to the totals provided.

See accompanying Notes to the

Consolidated Financial Statements

―
ABB Ltd Consolidated Balance Sheets
December 31 ($ in millions,

except share data)
2023 2022
Cash and equivalents

3,891
4,156
Restricted cash
18
18
Marketable securities and

short-term investments

1,928
725
Receivables, net

7,446
6,858
Contract assets
1,090
954
Inventories, net

6,149
6,028
Prepaid expenses

235
230
Other current assets

520
601
Total current assets
21,277
19,570
Property, plant and equipment, net

4,142
3,911
Operating lease right-of-use

assets
893
841
Investments in equity-accounted

companies

187
130
Prepaid pension and other

employee benefits

780
916
Intangible assets, net

1,223
1,406
Goodwill

10,561
10,511
Deferred taxes

1,381
1,396
Other non-current assets

496
467
Total assets
40,940
39,148
Accounts payable, trade

4,847
4,904
Contract liabilities
2,844
2,216
Short-term debt and current

maturities of long-term

debt

2,607
2,535
Current operating leases
249
220
Provisions for warranties

1,210
1,028
Other provisions

1,201
1,171
Other current liabilities

5,046
4,455
Total current liabilities
18,004
16,529
Long-term debt

5,221
5,143
Non-current operating leases
666
651
Pension and other employee

benefits

686
719
Deferred taxes

669
729
Other non-current liabilities

1,548
2,105
Total liabilities
26,794
25,876
Commitments and contingencies
nil nil
Redeemable noncontrolling

interest
89
85
Stockholders’ equity:
Common stock, CHF
0.12

par value
(
1,882

million and
1,965

million shares issued

at December 31, 2023

and 2022, respectively)
163
171
Additional paid-in capital
7
141
Retained earnings

19,724
20,082
Accumulated other comprehensive

loss

(5,070)
(4,556)
Treasury stock, at cost
(
40

million and
100

million shares at December

31, 2023 and

2022, respectively)
(1,414)
(3,061)
Total ABB stockholders’ equity
13,410
12,777
Noncontrolling interests

647
410
Total stockholders’ equity
14,057
13,187
Total liabilities and stockholders’

equity
40,940
39,148
Due to rounding, numbers presented may not add to the totals provided.

See accompanying Notes to the

Consolidated Financial Statements

―
ABB Ltd Consolidated Statements of Cash Flows
Year ended December

31 ($ in millions)
2023 2022 2021
Operating activities:
Net income

3,824
2,594
4,650
Loss from discontinued operations, net of tax
24
43
80
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization

780
814
893
Changes in fair values of investments
(29)
(33)
(123)
Pension and other employee benefits

(48)
(125)
(216)
Deferred taxes

(25)
(344)
(289)
Loss from equity-accounted companies
16
102
100
Net loss (gain) from derivatives and foreign exchange
(55)
(23)
49
Net gain from sale of property,

plant and equipment
(116)
(84)
(38)
Net loss (gain) from sale of businesses

(101)
7
(2,193)
Other

158
66
117
Changes in operating assets and liabilities:
Trade receivables, net

(661)
(831)
(142)
Contract assets and liabilities
412
416
29
Inventories, net

(3)
(1,599)
(771)
Accounts payable, trade
(106)
395
659
Accrued liabilities

254
136
454
Provisions, net

211
(70)
(48)
Income taxes payable and receivable

(190)
(94)
117
Other assets and liabilities, net

(44)
(36)
10
Net cash provided by operating activities — continuing

operations
4,301
1,334
3,338
Net cash used in operating activities — discontinued operations
(11)
(47)
(8)
Net cash provided by operating activities
4,290
1,287
3,330
Investing activities:
Purchases of investments
(1,957)
(321)
(1,528)
Purchases of property, plant and

equipment and intangible assets

(770)
(762)
(820)
Acquisition of businesses (net of cash acquired) and increases in cost-

and equity-accounted companies

(225)
(288)
(241)
Proceeds from sales of investments
610
697
2,272
Proceeds from maturity of investments
149
73
81
Proceeds from sales of property,

plant and equipment

147
127
93
Proceeds from sales of businesses (net of transaction costs

and cash disposed) and
cost-

and equity-accounted companies

553
1,541
2,958
Net cash from settlement of foreign currency derivatives
(109)
(166)
(121)
Changes in loans receivable, net

3
320
(19)
Other investing activities

7
(14)
(4)
Net cash provided by (used in) investing activities — continuing operations
(1,592)
1,207
2,671
Net cash used in investing activities — discontinued

operations
(23)
(226)
(364)
Net cash provided by (used in) investing activities
(1,615)
981
2,307
Financing activities:
Net changes in debt with maturities of 90 days or less

(1,365)
1,366
(83)
Increase in debt

2,586
3,849
1,400
Repayment of debt

(1,567)
(2,703)
(1,538)
Delivery of shares

154
394
826
Purchase of treasury stock

(1,258)
(3,553)
(3,708)
Dividends paid

(1,713)
(1,698)
(1,726)
Cash associated with the spin-off of the Turbocharging

Division
—
(172)
—
Dividends paid to noncontrolling shareholders

(93)
(99)
(98)
Proceeds from issuance of subsidiary shares
328
216
—
Other financing activities

31
6
(41)
Net cash used in financing activities — continuing

operations
(2,897)
(2,394)
(4,968)
Net cash provided by financing activities — discontinued

operations
—
—
—
Net cash used in financing activities
(2,897)
(2,394)
(4,968)
Effects of exchange rate changes on cash and equivalents

and restricted cash
(43)
(189)
(81)
Net change in cash and equivalents and restricted cash
(265)
(315)
588
Cash and equivalents and restricted cash, beginning of period

4,174
4,489
3,901
Cash and equivalents and restricted cash, end of period

3,909
4,174
4,489
Supplementary disclosure of cash flow information:
Interest paid

250
90
132
Income taxes paid

1,147
1,188
1,292
Due to rounding, numbers presented may not add to the totals provided.
See accompanying Notes to the

Consolidated Financial Statements

―
ABB Ltd Consolidated Statements of Changes in Stockholders’ Equity
Accumulated

Additional other Total ABB Non- Total
Years ended December 31, 2023, 2022 and 2021 Common paid-in Retained comprehensive Treasury stockholders’ controlling stockholders’
($ in millions) stock capital earnings loss stock equity interests equity
Balance at January 1, 2021
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
10
(34)
(24)
Dividends to noncontrolling shareholders
—
(100)
(100)
Dividends to shareholders
(1,700)
(1,700)
(1,700)
Spin-off of the Turbocharging Division
(177)
(95)
(272)
(12)
(284)
Cancellation of treasury shares
(8)
(4)
(2,864)
2,876
—
—
Share-based payment arrangements
42
42
42
Purchase of treasury stock
(3,502)
(3,502)
(3,502)
Delivery of shares
(51)
(130)
575
394
394
Other
2
2
2
Balance at December 31, 2022
171
141
20,082
(4,556)
(3,061)
12,777
410
13,187
Net income
(1)
3,745
3,745
83
3,828
Foreign currency translation

adjustments, net of tax
(286)
(286)
5
(281)
Effect of change in fair value of

available-for-sale securities, net of tax
11
11
11
Unrecognized income (expense)
related to pensions and other

postretirement plans, net of tax
(237)
(237)
(237)
Change in derivative instruments
and hedges, net of tax
(2)
(2)
(2)
Issuance of subsidiary shares
170
170
168
338
Other changes in noncontrolling interests
(31)
(37)
(68)
67
(1)
Dividends to noncontrolling shareholders
—
(93)
(93)
Dividends to shareholders
(1,706)
(1,706)
(1,706)
Cancellation of treasury shares
(7)
(201)
(2,359)
2,567
—
—
Share-based payment arrangements
101
101
2
103
Purchase of treasury stock
(1,247)
(1,247)
(1,247)
Delivery of shares
(173)
327
154
154
Other
(2)
(2)
5
3
Balance at December 31, 2023
163
7
19,724
(5,070)
(1,414)
13,410
647
14,057
(1) Amounts attributable to noncontrolling interests in 2023 and 2022 exclude net losses of $
4

million and $
5

million, respectively, related to redeemable noncontrolling interests, which are reported in the mezzanine equity section on the Consolidated Balance Sheets. See Note 4 for details.
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

are manufactured, moved, powered,

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

These changes relate primarily

to
the reorganization of the Company’s operating

segments (see Note 23 for details).
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

rights and/or board

of director representation), are

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

of
the Company plus consolidated

debt. General corporate overhead

is not allocated to discontinued operations.
Operating cycle
For classification of certain current assets

and liabilities, the Company

has elected to use the duration

of
individual contracts as its operating

cycle. Accordingly, there are contract assets and liabilities,

accounts
receivable, inventories and

provisions related to these contracts which

will not be realized

within
one year
that have been classified as current. Long-term

system integration

activities comprise the majority of

the
Company’s activities which have an operating

cycle in excess of
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

in Interest and dividend income.
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
‑
term investments”,
however,

any marketable securities held as

a long
‑
term investment rather than as

an investment of excess
liquidity are classified as “Other

non
‑
current assets”. Marketable

equity securities are measured at

fair value
with fair value changes reported in

net income. Fair value changes

for marketable equity securities are
generally reported in Interest and other

finance expense,

however,

fair value changes for certain

marketable
equity securities classified as long-term

investments are reported in

Other income (expense),

net.
For debt securities classified as available-for-sale

where fair value has declined

below amortized cost due to
credit losses, the Company records an

allowance for expected

credit losses and adjusts the allowance

in
subsequent periods in Interest and other

finance expense.

All fair value changes other

than those related to
credit risk are reported in Accumulated

other comprehensive loss until

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
change is either recorded in Other

income (expense), net or Interest

and other finance expense.

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

circuit
breakers, modular substation packages,

control products, motors, generators,

drives, robots, measurement
and analytical instrumentation, and

other goods which are manufactured

on a standardized basis

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

using the
straight
‑
line method. The estimated useful

lives of the assets are generally

as follows:
•

factories and office buildings:
30

to
40

years,
•

other facilities:
15

years,
•

machinery and equipment:
3

to
15

years,
•

furniture and office equipment:
3

to
8

years, and
•

leasehold improvements are

depreciated over their estimated

useful life or, for operating leases,
over the lease term, if shorter.
Goodwill and intangible assets
Goodwill is reviewed for impairment

annually as of October 1, or more

frequently if events or circumstances
indicate that the carrying value

may not be recoverable.
Goodwill is evaluated for impairment

at the reporting unit level. A

reporting unit is an operating segment

or
one level below an operating

segment. For the annual impairment reviews

performed in 2023

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

the Company generally

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

earnings (in the case of a fair value

hedge) or recognized in Accumulated

other
comprehensive loss until the hedged

item is recognized in earnings

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
12 months
) are not recorded in the
Consolidated Balance Sheets

and are expensed on a straight-line

basis over the lease term. The majority

of
short-term leases relate to real

estate and machinery.
Assets under operating lease are included

in Operating lease right-of-use assets.

Operating lease liabilities
are reported both as current and

non-current operating lease

liabilities. Right-of-use assets represent

the
Company’s right to use an underlying

asset for the lease term and lease

liabilities represent its obligation

to
make lease payments arising from

the lease.

Assets under finance lease are

included in Property,

plant and equipment,

net while finance lease liabilities
are included in Long-term debt (including

Current maturities of long-term debt as applicable).

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

expense”. Current income tax
relating to certain items is recognized

directly in Accumulated

other comprehensive loss and not in

earnings.
In general, the Company applies

the individual items approach

when releasing income

tax effects from
Accumulated other comprehensive

loss.
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
(unobservable input). Assets valued

or disclosed using Level 3 inputs

include insurance
contracts and certain private equity investments.
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

other comprehensive loss.
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

Contingent consideration

is recorded at
fair value as an element of purchase

price with

subsequent adjustments recognized

in income. Acquired
contract assets and liabilities

are valued and recorded in

accordance with the principles

for recognizing
revenues from contracts with customers

as outlined in the

section entitled Revenue recognition

above.
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

being recorded to goodwill.
New accounting pronouncements
Applicable for current period
Disclosure about supplier

finance program obligations
In January 2023, the Company adopted

an accounting standard

update which requires entities

to disclose
information related to supplier finance

programs. Under the update,

the Company is required to disclose
annually (i) the key terms of the program,

(ii) the amount of the supplier

finance obligations outstanding

and
where those obligations are

presented in the balance sheet at the

reporting date, and (iii) a rollforward

of the
supplier finance obligation

program within the reporting period.

The Company adopted this update
retrospectively for all in-scope transactions,

with the exception of the rollforward

disclosures, which will

be
adopted prospectively for annual

periods beginning January 1, 2024.

Apart from the additional

disclosure
requirements, this update does not

have a significant impact on the

Company’s Consolidated Financial
Statements.
The total outstanding supplier

finance obligation included in Accounts

payable, trade in the Consolidated
Balance Sheets at December 31, 2023

and 2022, amounted to $
415

million and $
477

million, respectively.
The Company’s payment terms related

to suppliers’ finance programs

are not impacted by the suppliers’
decisions to sell amounts under the arrangements

and are typically consistent with

local market practices.
Facilitation of the effects of reference rate

reform on financial reporting
In January 2023, the Company adopted

an accounting standard

update which provides temporary optional
expedients and exceptions to the current

guidance on contract modifications

and hedge accounting to ease
the financial reporting burdens

related to the expected market

transition from the London Interbank

Offered
Rate (LIBOR) and other interbank

offered rates to alternative reference

rates. The Company is applying

this
standard update as relevant contract

and hedge accounting

relationship modifications

are made during the
course of the transition period ending

December 31, 2024. This update does not

have a significant impact on
the Company’s Consolidated Financial

Statements.
Applicable for future periods
Improvements to reportable segment

disclosures
In November 2023, an accounting standard

update was issued which requires

the Company to disclose
additional reportable segment information

primarily through enhanced

disclosures about significant segment
expenses and extending certain

annual disclosure requirements to quarterly. This update

is effective for the
Company for annual periods

beginning January 1, 2024, and interim

periods beginning

January 1, 2025, and
is to be applied retrospectively to

each prior reporting period

presented. The Company is currently

evaluating
the impact of adopting this update on

its Consolidated Financial

Statements.
Improvements to income tax disclosures
In December 2023, an accounting standard

update was issued which requires

the Company to disclose
additional information related

to income taxes. Under the update,

the Company is required

to annually
disclose by jurisdiction (i) additional

disaggregated information

within the tax rate reconciliation

and
(ii) income taxes paid. This update

is effective for the Company

prospectively, with retrospective adoption
permitted, for annual periods

beginning January 1, 2025. The Company

is currently evaluating the impact

of
adopting this update on its Consolidated

Financial Statements.

—
Note 3
Discontinued operations
In 2020, the Company completed

the divestment of its Power

Grids business to Hitachi Ltd (Hitachi).

As this
divestment represented a strategic shift

that would have a major effect on

the Company’s operations and
financial results, the results of operations

for this business were presented

as discontinued operations.
Certain of the business contracts

in the Power Grids business

continue to be executed by subsidiaries

of the
Company for the benefit/risk of Hitachi

Energy Ltd (Hitachi Energy).

The remaining business activities

of the
Power Grids business being executed

by the Company are not significant.
In connection with the divestment,

the Company recorded liabilities

in discontinued operations

for the initial
estimated future costs and other cash

payments of $
487

million for various contractual items

relating to the
sale of the business. In 2021, the Company

and Hitachi concluded

an agreement to settle the various
amounts owed by the Company. During 2023, 2022 and

2021, total cash payments of $
23

million,
$
102

million and $
364

million, respectively, were made under the settlement agreement.

Upon closing of the sale, the Company

entered into various transition

services agreements (TSAs), some

of
which continue to have services performed.

Pursuant to these TSAs, the Company

and Hitachi Energy
provide to each other, on a transitional basis,

various services. The services provided

by the Company
primarily include finance, information

technology, human resources and certain other administrative services.
The TSAs were to be performed for up

to
3

years with the possibility

to agree on extensions on an
exceptional basis for business-critical

services which are reasonably

necessary to avoid a material adverse
impact on the business. The TSA for

information technology

services was extended until mid-2025.

In 2023,
2022

and 2021, the Company recognized,

within its continuing operations,

general and administrative
expenses incurred to perform the

TSAs, offset by $
121

million, $
162

million and $
173

million, respectively, in
TSA-related income for such services

that is reported in Other income (expense),

net.

In addition, the Company also has

retained obligations (primarily

for environmental and taxes) related

to other
businesses disposed or otherwise

exited that qualified as discontinued

operations. Changes to these retained
obligations are also included

in Loss from discontinued operations,

net of tax.
—
Note 4
Acquisitions, divestments and equity-accounted companies
Acquisitions

of controlling interests
Acquisitions of controlling interests were

as follows:
($ in millions, except number

of acquired businesses)
2023 2022 2021
Purchase price for acquisitions

(net of cash acquired)
(1)
175
195
212
Aggregate excess of purchase

price over fair value

of net assets acquired
(2)
142
229
161
Number of acquired businesses

7
5
2
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

In 2023,
there were no significant acquisitions.

Acquisitions of controlling interests have

been accounted for under

the acquisition method and have

been
included in the Company’s Consolidated

Financial Statements since the date of

acquisition.

On January 26, 2022, the Company increased

its ownership in In-Charge

to a
60

percent controlling interest
through a stock purchase agreement.

In-Charge is headquartered in

Santa Monica, USA, and is a provider

of
turn-key commercial electric vehicle

charging hardware and

software solutions. The resulting

cash outflows
for the Company amounted to $
134

million (net of cash acquired

of $
4

million). The acquisition expands

the
market presence of the E-mobility operating

segment, particularly in

the North American market. In
connection with the acquisition, the Company’s

pre-existing
13.2

percent ownership of In-Charge

was
revalued to fair value and a gain

of $
32

million was recorded

in Other income (expense), net in 2022.

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
detailed analyses are completed

and additional information about

the fair values of the acquired

assets and
liabilities becomes available.
Business divestments and spin-offs
In 2023, the Company received

proceeds (net of transaction

costs and cash disposed) of $
553

million,
relating to divestments of consolidated

businesses and recorded

gains of $
101

million, in Other income
(expense), net on the sale of such

businesses. These are

primarily due to the divestment of

the Company’s
Power Conversion Division

to AcBel Polytech Inc., which prior

to its sale was part of the Company’s
Electrification operating segment. Certain

amounts included in

the net gain for the sale of the Power
Conversion Division are

estimated or otherwise subject to change

in value and, as a result, the Company
may record additional adjustments

to the gain in future

periods which are not expected to have

a material
impact on the Consolidated Financial

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
date. In 2022 and 2021, Income

from continuing operations

before taxes, included income

of $
134

million and
$
186

million, respectively, from this Division. In anticipation of the spin-off, the Company granted to a
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

(Dodge) to RBC Bearings Inc. In

2021

Income from continuing
operations before taxes, included

net income of $
115

million from the Dodge business

which, prior to its sale
was part of the Company’s Motion operating

segment.
Investments in equity-accounted companies
In connection with the divestment of

its Power Grids business

to Hitachi in 2020 (see Note 3), the Company
initially retained a
19.9

percent interest in the business

until December 2022, when the retained

investment
was sold to Hitachi. During the Company’s

period of ownership

of the retained
19.9

percent interest, based
on its continuing involvement with

the Power Grids business, including

the membership in its governing board
of directors, the Company concluded

that it had significant influence over

Hitachi Energy. As a result, the
investment was accounted for using

the equity method through to the date

of its sale.
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

in Other income (expense), net.
In 2023, 2022 and 2021,

the Company recorded its share

of the earnings of investees accounted

for under
the equity method of accounting in

Other income (expense), net,

as follows:
($ in millions) 2023 2022 2021
Income (loss) from equity-accounted

companies, net

of taxes
(16)
(22)
38
Basis difference amortization

(net of deferred income

tax benefit)
—
(80)
(138)
Loss from equity-accounted

companies
(16)
(102)
(100)

—
Note 5
Cash and equivalents, marketable securities and short-term investments
Cash and equivalents and

marketable securities and short
‑
term investments consisted of

the following:
Cash and Marketable
equivalents securities
Gross Gross and and
unrealized unrealized restricted short-term
December 31, 2023 ($ in millions)
Cost basis gains losses Fair value cash investments
Changes in fair value
recorded in net income
Cash

1,449
1,449
1,449
Time deposits

2,923
2,923
2,460
463
Equity securities
1,250
32
1,282
1,282
5,622
32
—
5,654
3,909
1,745
Changes in fair value

recorded in
other comprehensive

income
Debt securities available-for-sale:
—U.S. government obligations

189
2
(8)
183
183
189
2
(8)
183
—
183
Total
5,811
34
(8)
5,837
3,909
1,928
Of which:
—Restricted cash, current
18
Cash and Marketable
equivalents securities
Gross Gross and and
unrealized unrealized restricted short-term
December 31, 2022 ($ in millions) Cost basis gains losses Fair value cash investments
Changes in fair value

recorded in net income
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
Available-for-sale
December 31, 2023 ($ in millions) Cost basis Fair value
One to five years

129
126
Six to ten years

57
54
Due after ten years
3
3
Total
189
183
At December 31, 2023 and 2022,

the Company pledged $
48

million and $
69

million, respectively, of
available
‑
for
‑
sale marketable securities as collateral

for issued letters of credit and

other security
arrangements.
—
Note 6
Derivative financial instruments
The Company is exposed to certain

currency, commodity, and interest rate risks arising from its global operating, financing and investing

activities. The Company uses derivative

instruments to reduce and
manage the economic impact of these

exposures.
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

(whether
designated as hedges or not) were

as follows:
Type of derivative
Total notional

amounts at December

31,
($ in millions) 2023 2022 2021
Foreign exchange contracts

12,335
13,509
11,276
Embedded foreign exchange

derivatives

1,137
933
815
Cross-currency interest

rate swaps
886
855
906
Interest rate contracts

1,606
2,830
3,541
Derivative commodity contracts
The Company uses derivatives

to hedge its direct or indirect

exposure to the movement in

the prices of
commodities which are primarily copper, silver, steel and aluminum.

The following table shows

the notional
amounts of outstanding derivatives

(whether designated as hedges

or not), on a net basis, to reflect

the
Company’s requirements for these commodities:
Total notional

amounts at December

31,
Type of derivative Unit 2023 2022 2021
Copper swaps

metric tonnes
35,015
29,281
36,017
Silver swaps

ounces
2,359,363
2,012,213
2,842,533
Steel swaps metric tonnes
10,206
—
145
Aluminum swaps

metric tonnes
5,900
6,825
7,125
Cash flow hedges
As noted above, the Company mainly

uses forward foreign

exchange contracts to manage the foreign
exchange risk of its operations and

commodity swaps to manage

its commodity risks. The Company applies
cash flow hedge accounting in

only limited cases. In these cases,

the effective portion of the changes in

their
fair value is recorded in Accumulated

other comprehensive loss

and subsequently reclassified

into earnings
in the same line item and in the same

period as the underlying

hedged transaction affects earnings. In 2023,
2022 and 2021, there were
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
($ in millions) 2023 2022 2021
Gains (losses) recognized

in Interest and other

finance expense:
Interest rate contracts
Designated as fair value

hedges
44
(91)
(55)
Hedged item
(45)
93
56
Cross-currency
Designated as fair value

hedges
30
(134)
(37)
interest rate swaps Hedged item
(40)
135
34
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
Location 2023 2022 2021
Foreign exchange contracts

Total revenues
145
(56)
3
Total

cost of sales
(71)
21
(53)
SG&A expenses (1)
27
27
11
Non-order related research

and

development
(7)
—
(2)
Interest and other finance
expense
(240)
(128)
(173)
Embedded foreign exchange

contracts

Total revenues
18
(3)
(7)
Total

cost of sales
1
(11)
(2)
Commodity contracts

Total

cost of sales
(3)
(47)
78
Other Interest and other finance
expense
1
4
—
Total
(129)
(193)
(145)
(1)

SG&A expenses represent “Selling, general and administrative expenses”.

The fair values of derivatives included

in the Consolidated Balance

Sheets were as follows:
Derivative assets Derivative liabilities
Current in Non-current Current in
Non-current
“Other in “Other “Other in “Other
current non-current current non-current
December 31, 2023 ($ in millions) assets” assets” liabilities” liabilities”
Derivatives designated as

hedging instruments:
Foreign exchange contracts

—
—
5
2
Interest rate contracts

—
—
18
—
Cross-currency interest

rate swaps
—
—
—
230
Other
10
—
—
—
Total
10
—
23
232
Derivatives not designated

as hedging instruments:
Foreign exchange contracts

123
30
177
9
Commodity contracts

8
—
3
—
Interest rate contracts

1
—
1
—
Other equity contracts
4
—
—
—
Embedded foreign exchange

derivatives

23
5
26
5
Total
159
35
207
14
Total fair value
169
35
230
246
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
Other
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

Sheets at December 31, 2023 and 2022,

have
been presented on a gross basis.

The Company’s netting agreements and other

similar arrangements allow

net settlements under certain
conditions. At December 31, 2023

and 2022, information related

to these offsetting arrangements was

as
follows:
December 31, 2023 ($ in millions)
Gross amount of Derivative liabilities Cash Non-cash
Type of agreement

or

recognized eligible for set-off in collateral collateral Net asset similar arrangement assets case of default received received exposure
Derivatives
176
(111)
—
—
65
Total
176
(111)
—
—
65
December 31, 2023 ($ in millions)
Gross amount of Derivative liabilities Cash Non-cash
Type of agreement

or

recognized eligible for set-off in collateral collateral Net liability similar arrangement liabilities case of default pledged pledged exposure
Derivatives
445
(111)
—
—
334
Total
445
(111)
—
—
334
December 31, 2022 ($ in millions)
Gross amount of Derivative liabilities Cash Non-cash
Type of agreement

or

recognized eligible for set-off in

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
Derivatives
458
(96)
—
—
362
Total
458
(96)
—
—
362

—
Note 7
Fair values
Recurring fair value measures
The fair values of financial assets and

liabilities measured at fair value

on a recurring basis were as

follows:
Total
December 31, 2023 ($ in millions) Level 1 Level 2 Level 3 fair value
Assets
Securities in “Marketable

securities and short-term

investments”:
Equity securities

—
1,282
—
1,282
Debt securities—U.S. government

obligations

183
—
—
183
Derivative assets—current in “Other current assets”

—
169
—
169
Derivative assets—non-current in “Other non-current assets”

—
35
—
35
Total
183
1,486
—
1,669
Liabilities
Derivative liabilities—current

in “Other current liabilities”

—
230
—
230
Derivative liabilities—non-current

in “Other non-current liabilities”

—
246
—
246
Total
—
476
—
476
Total
December 31, 2022 ($ in millions) Level 1 Level 2 Level 3 fair value
Assets
Securities in “Marketable

securities and short-term

investments”:
Equity securities

—
355
—
355
Debt securities—U.S. government

obligations

255
—
—
255
Debt securities—Other government

obligations

—
58
—
58
Debt securities—Corporate

—
57
—
57
Derivative assets—current in “Other current assets”

—
184
—
184
Derivative assets—non-current in “Other non-current assets”

—
27
—
27
Total
255
681
—
936
Liabilities
Derivative liabilities—current

in “Other current liabilities”

—
121
—
121
Derivative liabilities—non-current

in “Other non-current liabilities”

—
367
—
367
Total
—
488
—
488
During 2023, 2022 and 2021,

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
There were
no

significant non
‑
recurring fair value measurements

during the years ended 2023, 2022

and
2021.
Disclosure about financial instruments

carried on a cost basis
The fair values of financial instruments

carried on a cost basis were as

follows:
Carrying Total
December 31, 2023 ($ in millions) value Level 1 Level 2 Level 3 fair value
Assets
Cash and equivalents (excluding

securities

with original maturities

up to 3 months):
Cash

1,431
1,431
—
—
1,431
Time deposits

2,460
—
2,460
—
2,460
Restricted cash
18
18
—
—
18
Marketable securities and

short-term investments

(excluding

securities):
Time deposits

463
—
463
—
463
Liabilities
Short-term debt and current

maturities of long-term

debt

(excluding finance lease

obligations)

2,576
2,521
55
—
2,576
Long-term debt (excluding

finance lease obligations)

5,060
5,096
5
—
5,101
Carrying Total
December 31, 2022 ($ in millions) value Level 1 Level 2 Level 3 fair value
Assets
Cash and equivalents (excluding

securities

with original maturities

up to 3 months):
Cash

1,697
1,697
—
—
1,697
Time deposits

2,459
—
2,459
—
2,459
Restricted cash
18
18
—
—
18
Liabilities
Short-term debt and current

maturities of long-term

debt

(excluding finance lease

obligations)

2,500
1,068
1,432
—
2,500
Long-term debt (excluding

finance lease obligations)

4,976
4,813
30
—
4,843
The Company uses the following

methods and assumptions in

estimating fair values of financial

instruments
carried on a cost basis:
•
Cash and equivalents (excluding

securities with original maturities up

to 3 months), Restricted
cash and Marketable securities and

short
‑
term investments (excluding

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
—
Note 8
Receivables, net and Contract assets and liabilities
Receivables, net consisted of the following:
December 31, ($ in millions)
2023 2022
Trade receivables

7,107
6,478
Other receivables

646
688
Allowance

(307)
(308)
Total
7,446
6,858
“Trade receivables”

in the table above includes contractual

retention amounts billed to customers

of
$
104

million and $
100

million at December 31, 2023 and

2022, respectively. Management expects that the
substantial majority of related contracts

will be completed and

the substantial majority of the billed

amounts
retained by the customer will be

collected. Of the retention

amounts outstanding at December 31, 2023,
61

percent and
28

percent are expected to be

collected in 2024 and 2025, respectively.
“Other receivables”

in the table above consists

of value added tax, claims, rental

deposits and other
non ‑ trade receivables.
The reconciliation of changes in

the allowance for doubtful accounts

is as follows:
($ in millions) 2023 2022 2021
Balance at January 1,
308
339
357
Current-period provision

for expected credit

losses
47
37
33
Write-offs charged against

the allowance
(48)
(48)
(37)
Exchange rate differences

—
(20)
(14)
Balance at December 31,
307
308
339
The following table provides

information about Contract assets and

Contract liabilities:
December 31, ($ in millions) 2023 2022 2021
Contract assets
1,090
954
990
Contract liabilities
2,844
2,216
1,894
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
2023 2022
Contract Contract Contract Contract
($ in millions) assets liabilities assets liabilities
Revenue recognized, which

was included in

the Contract liabilities
balance at January 1, 2023/2022
(1,311)
(1,043)
Additions to Contract

liabilities - excluding

amounts recognized

as
revenue during the period
1,845
1,481
Receivables recognized

that were included in

the Contract assets
balance at January 1, 2023/2022
(622)
(591)
The Company considers its order

backlog to represent its unsatisfied

performance obligations.

At
December 31, 2023, the Company

had unsatisfied performance

obligations totaling $
21,567

million and, of
this amount, the Company expects

to fulfill approximately
69

percent of the obligations in
2024 ,
approximately
16

percent of the obligations in
2025

and the balance thereafter.
—
Note 9
Inventories, net
Inventories, net consisted of the

following:
December 31, ($ in millions) 2023 2022
Raw materials

2,546
2,626
Work in process
1,284
1,189
Finished goods

2,092
2,036
Advances to suppliers

227
177
Total
6,149
6,028
—
Note 10
Property, plant and equipment, net
Property, plant and equipment, net consisted of the following:
December 31, ($ in millions) 2023 2022
Land and buildings

3,818
3,622
Machinery and equipment

5,847
5,495
Construction in progress

713
586
10,378
9,703
Accumulated depreciation

(6,236)
(5,792)
Total
4,142
3,911

Assets under finance leases included

in
Property, plant and equipment, net

were as follows:
December 31, ($ in millions) 2023 2022
Land and buildings

208
178
Machinery and equipment

95
135
303
313
Accumulated depreciation

(137)
(135)
Total
166
178
In 2023, 2022 and 2021, depreciation,

including depreciation of assets

under finance leases, was
$
517

million, $
531

million and $
575

million, respectively. In 2023, 2022 and 2021, there were no significant
impairments of property, plant or equipment.
—
Note 11
Goodwill and intangible assets
The changes in “Goodwill” were as follows:
Robotics &
Process Discrete Corporate
($ in millions)
Electrification Motion Automation Automation and Other
(3)
Total
Balance at January 1, 2022 (1)
4,196
2,117
1,613
2,280
276
10,482
Goodwill acquired during

the year
(2)
16
9
—
—
204
229
Goodwill allocated to

disposals
(2)
—
(6)
—
—
(8)
Exchange rate differences

and
other
(85)
(8)
(20)
(72)
(7)
(192)
Balance at December 31,

2022
(1)
4,125
2,118
1,587
2,208
473
10,511
Goodwill acquired during

the year
(2)
41
38
—
49
14
142
Goodwill allocated to

disposals
(181)
—
(12)
—
—
(193)
Exchange rate differences

and
other
45
3
8
45
—
101
Balance at December 31,

2023
(1)
4,030
2,159
1,583
2,302
487
10,561
(1)

At December 31, 2023 and 2022, and at January 1, 2022,

the gross goodwill amounted to $
10,833

million, $
10,774

million and
$
10,760

million, respectively. The accumulated impairment charges

amounted to $
272

million, $
263

million and $
278

million, respectively,
and related to the Robotics & Discrete Automation segment.
(2)

Amount includes adjustments arising during the twelve

-month measurement period subsequent to the respective acquisition date.
(3)

Corporate and Other has been recast to include the

E-mobility Division which, effective January 1, 2023, became a separate non-reportable operating segment. See Note 23 for details.

In 2023, goodwill allocated

to disposals primarily relates to the divestment

of the Power Conversion Division
in July 2023,

which prior to its divestment was reported

in the Electrification operating segment.
Intangible assets, net consisted of

the following:
2023 2022
Gross Accumu- Net Gross Accumu- Net
carrying lated amort- carrying carrying lated amort- carrying
December 31, ($ in millions) amount ization amount amount ization amount
Capitalized software

for internal use

904
(775)
129
830
(720)
110
Capitalized software

for sale

26
(26)
—
26
(26)
—
Intangibles other than software:
Customer-related

1,632
(894)
738
1,743
(808)
935
Technology-related

1,034
(832)
202
997
(812)
185
Marketing-related

531
(400)
131
498
(347)
151
Other

56
(33)
23
55
(30)
25
Total
4,183
(2,960)
1,223
4,149
(2,743)
1,406
Additions to intangible assets other

than goodwill consisted of the following:
($ in millions) 2023 2022
Capitalized software

for internal use

70
53
Capitalized software

for sale

—
—
Intangibles other than software:
Customer-related

12
79
Technology-related

13
16
Marketing-related

35
20
Other

1
7
Total
131
175
There were no significant intangible

assets acquired in business

combinations in 2023 and

2022.
Amortization expense of intangible

assets consisted of the following:
($ in millions)
2023 2022 2021
Capitalized software

for internal use

44
52
66
Intangibles other than software

219
230
252
Total
263
282
318
In 2023, 2022 and 2021, impairment

charges on intangible

assets were not significant.
At December 31, 2023, future amortization

expense of intangible

assets is estimated to be:
($ in millions)
2024
253
2025
198
2026
177
2027
163
2028
140
Thereafter

292
Total
1,223

—
Note 12
Debt
The Company’s total debt at December

31, 2023 and 2022, amounted

to $
7,828

million and $
7,678

million,
respectively.
Short
‑
term debt and current maturities

of long-term debt
Short
‑
term debt and current maturities

of long
‑
term debt consisted of the following:
December 31, ($ in millions) 2023 2022
Short-term debt (weighted-average

interest rate of
5.1
% and
1.9
%, respectively)
87
1,448
Current maturities of long-term

debt
(weighted-average nominal

interest rate of
1.5
% and
0.5
%, respectively)
2,520
1,087
Total
2,607
2,535
Short
‑
term debt primarily represents

short
‑
term loans from various banks

and issued commercial

paper.
At December 31, 2023, the Company

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

2023, and
at both December 31, 2023 and

2022,
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

In 2023, the
Company amended and restated

its facility for the purpose

of addressing the discontinuation

of LIBOR.
Under the amended and restated credit

facility, interest costs on drawings under the facility (i) in

USD are
referenced to CME Term SOFR; (ii) in CHF and GBP are referenced to overnight SARON and SONIA,
respectively;

and (iii) in Euro are referenced

to EURIBOR, subject to applicable

credit adjustment spreads (for
only (i) and (ii) above), plus a margin

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
thirds of the facility, and
0.30

percent per annum on drawings

over two
‑
thirds of the
facility. The facility

contains cross
‑
default clauses whereby

an event of default would occur if

the Company
were to default on indebtedness as defined

in the facility, at or above a specified threshold.
No

amount was
drawn at December 31, 2023 and 2022,

under this facility.
In November 2023, the Company

signed a financing agreement

of up to EUR
500

million with the European
Investment Bank (EIB), the lending

arm of the European Union, for financing

research and development
within the Electrification operating

segment. The availability

period under the agreement ends in

May 2025.
The applicable interest rate and other

relevant borrowing terms

are determined on a case-by-case

basis at
the time of drawdown. At December 31,

2023,
no

amount was drawn under this agreement.

Long
‑
term debt
The Company raises long-term debt

in various currencies, maturities

and on various interest rate

terms. For
certain of its debt obligations, the Company

utilizes derivative instruments

to modify its interest rate exposure.
In particular, the Company uses interest rate swaps

to effectively convert certain

fixed
‑
rate long
‑
term debt
into floating rate obligations.

For certain non-U.S. dollar denominated

debt, the Company utilizes
cross-currency interest rate swaps to

effectively convert the debt into a U.S.

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
2023 2022
December 31,
Nominal Effective Nominal Effective
($ in millions, except % data) Balance rate rate Balance rate rate
Floating rate

2,907
1.3
%
4.8
%
3,459
0.4
%
2.8
%
Fixed rate

4,834
2.6
%
2.7
%
2,771
2.2
%
2.2
%
7,741
6,230
Current portion of long-term

debt

(2,520)
1.5
%
3.7
%
(1,087)
0.5
%
1.5
%
Total
5,221
5,143
At December 31, 2023, the principal

amounts of long
‑
term debt repayable (excluding

finance lease
obligations) at maturity were as follows:
($ in millions)
2024
2,507
2025
187
2026
389
2027
1,062
2028
562
Thereafter

3,037
Total
7,744

Details of outstanding bonds were

as follows:
2023 2022
December 31, (in millions)
Nominal Carrying Nominal Carrying
outstanding value
(1)
outstanding value
(1)
Bonds:
0.625
% EUR Instruments, due

2023
EUR
700
$
742
0
% CHF Bonds, due 2023 CHF
275
$
298
0.625
% EUR Instruments, due

2024
EUR
700
$
768
EUR
700
$
720
Floating Rate EUR

Instruments, due 2024
EUR
500
$
554
EUR
500
$
536
0.75
% EUR Instruments, due

2024
EUR
750
$
819
EUR
750
$
769
0.3
% CHF Bonds, due 2024 CHF
280
$
335
CHF
280
$
303
2.1
% CHF Bonds, due 2025 CHF
150
$
179
CHF
150
$
162
1.965
% CHF Bonds, due 2026 CHF
325
$
387
3.25
% EUR Instruments, due

2027
EUR
500
$
551
0.75
% CHF Bonds, due 2027 CHF
425
$
507
CHF
425
$
460
3.8
% USD Notes, due 2028 (2) USD
383
$
382
USD
383
$
381
1.9775
% CHF Bonds, due 2028 CHF
150
$
179
1.0
% CHF Bonds, due 2029 CHF
170
$
203
CHF
170
$
184
0
% EUR Instruments, due

2030
EUR
800
$
749
EUR
800
$
677
2.375
% CHF Bonds, due 2030 CHF
150
$
178
CHF
150
$
162
3.375
% EUR Instruments, due

2031
EUR
750
$
818
2.1125
% CHF Bonds, due 2033 CHF
275
$
327
4.375
% USD Notes, due 2042 (2) USD
609
$
591
USD
609
$
590
Total $
7,527
$
5,984
(1)

USD carrying values include unamortized debt issuance costs, bond discounts or premiums, as well as adjustments for fair value hedge
accounting,

where appropriate.
(2)

Prior to completing a cash tender offer in 2020, the

original principal amount outstanding, on

each of the
3.8
% USD Notes, due 2028, and
the
4.375
% USD Notes, due 2042, was $
750

million.
During 2023, the Company repaid

at maturity its
0.625
% EUR
700

million Instruments, which paid

interest
annually in arrears at a fixed rate

of
0.625

percent per annum and its CHF
275

million
zero

interest Bonds.
The following EUR Instruments are both

due in 2024: (i) EUR
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

The Company may redeem

these notes up to three months prior to

maturity (Par call date), at

the
greater of (i)
100

percent of the principal amount

of the notes to be redeemed and

(ii) the sum of the present
values of remaining scheduled

payments of principal and interest (excluding

interest accrued to the
redemption date) discounted to the

redemption date at a rate defined

in the note terms, plus interest

accrued
at the redemption date. The Company

may redeem these instruments,

after the Par call date at
100

percent
of the principal amount of the notes

to be redeemed. The Company

entered into interest rate swaps

to modify
the characteristics of these bonds. After

considering the impact of such swaps,

these notes effectively
become floating rate euro obligations

and consequently have been

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
The CHF
150

million
2.1
% Bonds, due 2025, and the CHF
150

million
2.375
% Bonds, due 2030, both pay
interest annually in arrears. The

Company may redeem these bonds,

three months prior to maturity, in whole
but not in part, at par plus accrued interest.

Further, the Company has the option to redeem

these
instruments prior to maturity, in whole but not in part, at par plus accrued interest, if
85

percent or more of the
aggregate principal amount

of the relevant bond issue has been

redeemed or purchased and

cancelled at the
time of the option exercise notice.
The CHF
425

million
0.75
% Bonds, due 2027, pay interest annually

in arrears. The Company may

redeem
the Bonds,
one month

prior to maturity, in whole but not in part, at par plus

accrued interest. Further, the
Company has the option to redeem

these instruments prior to maturity, in whole but not in

part, at par plus
accrued interest, if
85

percent or more of the aggregate

principal amount have been

redeemed or purchased
and cancelled at the time of the option

exercise notice.

The
3.8
% USD Notes, due 2028, were

issued in April 2018 and

pay interest semi
‑
annually in arrears. During
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
0.75
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
Exchange Commission, were issued

by ABB Finance (USA) Inc.,

a
100

percent owned finance subsidiary,
and are fully and unconditionally

guaranteed by ABB Ltd. There are no

significant restrictions on the ability

of
the parent company to obtain funds

from its subsidiaries by dividend

or loan. In reliance on Rule 13
‑
01 of
Regulation S ‑
X, the separate financial statements

of ABB Finance (USA) Inc. are

not provided.

In 2023, the Company issued the following

EUR Instruments: (i) EUR
500

million
3.25
% Instruments, due
2027, and (ii) EUR
750

million
3.375
% Instruments, due 2031, both paying

interest annually in arrears.

The
Company may redeem the EUR
500

million Instruments
one month

prior to maturity (Par call date)

and the
EUR
750

million Instruments
three months

prior to maturity (Par call date),

at the greater of (i)
100

percent of
the principal amount of the notes to

be redeemed and (ii) the sum of

the present values of remaining
scheduled payments of principal

and interest (excluding interest accrued

to the redemption date) discounted
to the redemption date at a rate defined

in the note terms, plus interest

accrued at the redemption

date. The
Company may redeem these instruments,

after the Par call date, at
100

percent of the principal amount

of
the notes to be redeemed. The aggregate

net proceeds of these EUR

Instruments, after discount and

fees,
amounted to EUR
1,235

million (equivalent to approximately

$
1,338

million on date of issuance).
Also in 2023, the Company issued

the following CHF bonds: (i) CHF
325

million
1.965
% Bonds, due 2026,
(ii) CHF
150

million
1.9775
% Bonds, due 2028, and (iii) CHF
275

million
2.1125
% Bonds, due 2033, all
paying interest annually in

arrears and have the same early

redemption terms as the CHF
150

million
2.1
%
Bonds above. The aggregate net

proceeds of these CHF Bonds,

after fees, amounted to CHF
748

million
(equivalent to approximately $
825

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
‑
term debt at December 31, 2023 and

2022, are
finance lease obligations,

bank borrowings of subsidiaries and

other long
‑ term debt, none of which is
individually significant.
—
Note 13
Other provisions, other current liabilities and other non-current liabilities
Other provisions consisted of the

following:
December 31, ($ in millions) 2023 2022
Contract-related provisions

523
615
Restructuring and restructuring-related

provisions

187
145
Provision for insurance-related

reserves

183
171
Provisions for contractual

penalties and compliance

and litigation matters

88
49
Other

220
191
Total
1,201
1,171

Other current liabilities consisted

of the following:
December 31, ($ in millions) 2023 2022
Employee-related liabilities

1,566
1,490
Accrued expenses
788
872
Income taxes payable

and other income

tax related liabilities
668
391
Non-trade payables
631
681
Accrued customer rebates
514
315
Other tax liabilities
360
285
Derivative liabilities (see Note

6)

230
121
Accrued interest
105
38
Other

184
262
Total
5,046
4,455
Other non
‑
current liabilities consisted

of the following:
December 31, ($ in millions) 2023 2022
Income tax related liabilities

813
1,287
Derivative liabilities (see Note

6)

246
367
Provisions for contractual

penalties and compliance

and litigation matters

160
67
Other

329
384
Total
1,548
2,105
—
Note 14
Leases
The Company’s lease obligations

primarily relate to real estate, machinery

and equipment. The components
of lease expense were as follows:
Machinery
Land and buildings and equipment Total
($ in millions) 2023 2022 2021 2023 2022 2021 2023 2022 2021
Operating lease cost

221
217
240
73
71
73
294
288
313
Finance lease cost
15
15
17
15
22
20
30
37
37
Short-term lease cost
16
20
26
10
18
14
26
38
40
Sub-lease income
(20)
(18)
(24)
—
(1)
(1)
(20)
(19)
(25)
Total lease expense
232
234
259
98
110
106
330
344
365
The following table presents supplemental

cash flow information related

to leases:
Machinery
Land and buildings and equipment Total
($ in millions) 2023 2022 2021 2023 2022 2021 2023 2022 2021
Operating leases:
Cash paid under operating

cash flows
220
200
223
73
66
68
293
266
291
Right-of-use assets

obtained

in exchange for new liabilities
198
285
267
92
50
86
290
335
353

In 2023,

2022 and 2021 the cash

flow amounts under finance

leases were not significant.
At December 31, 2023,

the future net minimum lease

payments for operating and

finance leases and the
related present value of the net minimum

lease payments consisted of the

following:
Operating Leases Finance Leases
Land and Machinery Land and Machinery
($ in millions) buildings and equipment buildings and equipment
2024
208
65
21
16
2025
177
49
21
12
2026
143
27
18
6
2027
100
11
18
5
2028
68
2
18
1
Thereafter

158
4
92
—
Total minimum lease payments

854
158
188
40
Difference between undiscounted

cash flows
and discounted cash flows
(89)
(8)
(34)
(2)
Present value of minimum

lease payments

765
150
154
38
The following table presents certain

information related to lease

terms and discount rates:
Land and buildings Machinery and equipment
2023 2022 2021 2023 2022 2021
Operating leases:
Weighted-average remaining

term (months)
71
73
73
35
31
30
Weighted-average discount

rate
3.7%
3.3%
2.6%
4.3%
1.9%
1.9%
Finance leases:
Weighted-average remaining

term (months)
128
135
100
36
33
40
Weighted-average discount

rate
4.9%
5.5%
7.7%
3.7%
2.3%
1.8%
The present value of minimum

finance lease payments included

in
Short‑term debt

and current maturities of
long ‑ term debt and
Long‑term debt

in the Consolidated Balance

Sheets at December 31, 2023, amounts

to
$
31

million and $
161

million, respectively, and at December 31, 2022, amounts to

$
35

million and
$

million, respectively.

—
Note 15
Commitments and contingencies
Contingencies—Regulatory, Compliance and Legal
Regulatory
Based on findings during an

internal investigation, the Company

self-reported to the Securities and

Exchange
Commission (SEC) and the Department

of Justice (DoJ),

in the United States, to the

Special Investigating
Unit (SIU) and the National Prosecuting

Authority (NPA) in South Africa, as well as to various authorities in
other countries,

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

the related costs, including costs

necessary to
resolve them.
Liabilities recognized
At December 31, 2023 and 2022,

the Company had aggregate

liabilities of $
101

million and $
86

million,
respectively, included in Other provisions and Other non
‑
current liabilities, for the above

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
Maximum potential payments (1)
December 31, ($ in millions) 2023 2022
Performance guarantees

3,451
4,300
Financial guarantees

94
96
Total
3,545
4,396
(1)
Maximum potential payments include amounts in both continuing and discontinued operations.
The carrying amount of liabilities

recorded in the Consolidated

Balance Sheets reflects the Company’s best
estimate of future payments, which

it may incur as part of fulfilling

its guarantee obligations. In respect

of the
above guarantees, the carrying amounts

of liabilities at December 31, 2023

and 2022, were not significant.

The Company is party to various

guarantees providing financial

or performance assurances to certain

third
parties. These guarantees, which

have various maturities up to 2032,

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

party in cash or in kind. The
original maturity dates for the

majority of these performance

guarantees range from
one

to
ten years .
In conjunction with the divestment of

the high
‑
voltage cable and cables

accessories businesses, the
Company has entered into various

performance guarantees

with other parties with respect

to certain liabilities
of the divested business. At December

31, 2023 and 2022, the maximum

potential payable under

these
guarantees amounts to $
874

million and $
843

million, respectively, and these guarantees have various
maturities ranging from five

to
ten years
.
The Company retained obligations

for financial and performance guarantees

related to the sale of the Power
Grids business (see Note 3 for details).

At both December 31, 2023

and 2022,

the performance and financial
guarantees have been fully indemnified

by Hitachi. These guarantees, which

have various maturities up to
2032, primarily consist of bank guarantees,

standby letters of credit, business

performance guarantees

and
other trade-related guarantees, the

majority of which have

original maturity dates ranging

from
one

to
ten
years. The maximum amount payable

under these guarantees at December 31,

2023 and 2022,

is
approximately $
2.2

billion and $
3.0

billion, respectively. On completing the sale of the Company’s remaining
19.9

percent interest in Hitachi Energy Ltd.

to Hitachi in 2022, the Company

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

The Company would then have

an obligation to reimburse the
financial institution for amounts paid

under the performance

bonds. At December 31, 2023 and 2022,

the total
outstanding performance bonds

aggregated to $
3.1

billion and $
2.9

billion, respectively. There have been no
significant amounts reimbursed to

financial institutions under

these types of arrangements in 2023 and

2022.
Product and order
‑
related contingencies
The Company calculates its provision

for product warranties based

on historical claims experience

and
specific review of certain contracts.
The reconciliation of the Provisions

for warranties, including

guarantees of product performance,

was as
follows:

($ in millions) 2023 2022 2021
Balance at January 1,
1,028
1,005
1,035
Net change in warranties

due to acquisitions,

divestments and spin-offs
—
(24)
1
Claims paid in cash or

in kind

(171)
(157)
(222)
Net increase in provision

for changes in
estimates, warranties issued

and warranties expired

327
252
226
Exchange rate differences

26
(48)
(35)
Balance at December 31,
1,210
1,028
1,005

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
Exchange.
—
Note 16
Income taxes
Income tax expense consisted of

the following:
($ in millions) 2023 2022 2021
Current taxes

955
1,101
1,346
Deferred taxes

(25)
(344)
(289)
Income tax expense allocated

to continuing operations

930
757
1,057
Income tax benefit

allocated to discontinued

operations

(6)
(5)
(1)
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
The reconciliation of Income tax expense

from continuing operations

at the weighted
‑
average tax rate to the
effective tax rate is as follows:
($ in millions, except % data) 2023 2022 2021
Income from continuing

operations before

income taxes
4,778
3,394
5,787
Weighted-average global

tax rate
22.3%
23.6%
23.7%
Income taxes at weighted-average

tax rate

1,065
800
1,371
Items taxed at rates other

than the weighted-average

tax rate

33
127
176
Unrecognized tax benefits
(207)
(83)
151
Changes in valuation

allowance, net

9
(195)
(95)
Effects of changes in tax laws

and enacted tax rates

(3)
(19)
1
Non-deductible / non-taxable

items
43
97
(542)
Other, net

(10)
30
(5)
Income tax expense

from continuing operations
930
757
1,057
Effective tax rate for

the year
19.5%
22.3%
18.3%
The allocation of consolidated

income from continuing operations,

which is predominantly earned

outside of
Switzerland, impacts the “Weighted-average

global tax rate”.

In 2023 and 2022, “Items taxed at

rates other than the weighted-average

tax rate” included $
30

million and
$
53

million, respectively, for dividends received in holding

entities which could not fully benefit

from the
participation exemption, while

in 2021, this included $
107

million for certain amounts related

to the
divestment of the Dodge business.
In 2023, “Changes in valuation

allowance, net” included $
57

million of negative impacts from business
performance in Europe,

partially offset with positive impacts

from changes in certain

outlooks related to
business performance in the Americas

of $
13

million and Europe of $
22

million. In 2022, this amount included
positive impacts from changes in certain

outlooks in Asia of $
22

million, Europe of $
23

million and the
Americas of $
208

million, offset by negative impacts from

other changes in certain outlooks

in Europe of
$
55

million. In 2021, the amount included

positive impacts from changes in certain

outlooks in Europe of
$
82

million.
In 2023 and 2021, “Effects of changes

in tax laws and enacted tax rates”

were not significant while

in 2022,
this amount primarily reflects the

impact of changes in certain

tax rates in Europe for $
25

million.
In 2023, “Non-deductible / non-taxable

items” reflects an additional

tax impact of $
24

million related to the
sale of the Power Conversion

Division. In 2022, this amount

includes a net tax impact of $
65

million for the
non-deductible regulatory penalties

in connection with the Kusile

project offset partially by the impact of

the
non-taxable gain from the sale of the remaining

investment in Hitachi Energy. In 2021,

this includes
$
567

million in reported income tax benefits

primarily due to impacts of divestments

and internal
reorganizations where the reported

net gain from sale of businesses

exceeded the related taxable gain

as
well as the impact of a recognition

of previously unrecognized

outside basis differences.

In all periods, the
amounts reported also include

other items that were deducted

for financial accounting

purposes but are
typically not tax deductible, such as

certain interest expense costs, local

taxes on productive activities,
disallowed amounts for meals and

entertainment expenses and

other similar items.
In 2023, “Unrecognized tax benefits”

included a benefit of $
206

million related to a favorable resolution

of an
uncertain tax matter in Asia relating

to the divestment in 2020 of the Power

Grids business. In 2022 and
2021, “Unrecognized tax benefits” in

the table above included a net benefit

of $
95

million and a net cost of
$
150

million, respectively, related to the interpretation for tax law and double tax treaty agreements

by
competent tax authorities.

Deferred tax assets and liabilities

consisted of the following:
December 31, ($ in millions) 2023 2022
Deferred tax assets:
Unused tax losses and

credits

544
462
Provisions and other accrued

liabilities

839
756
Other current assets including

receivables
76
100
Pension

284
283
Inventories

347
304
Intangible assets
1,121
1,154
Other

69
66
Total gross deferred tax asset
3,280
3,125
Valuation allowance

(1,070)
(1,000)
Total gross deferred tax asset, net

of valuation allowance
2,210
2,125
Deferred tax liabilities:
Property, plant and equipment

(243)
(232)
Intangible assets
(241)
(237)
Other assets
(142)
(91)
Pension
(317)
(318)
Other liabilities

(154)
(200)
Inventories

(66)
(44)
Unremitted earnings of

subsidiaries
(335)
(336)
Total gross deferred tax liability
(1,498)
(1,458)
Net deferred tax asset

(liability
)
712
667
Included in:
“Deferred taxes”—non-current

assets
1,381
1,396
“Deferred taxes”—non-current

liabilities
(669)
(729)
Net deferred tax asset

(liability)
712
667
Certain entities have deferred tax

assets related to net operating

loss carry
‑
forwards and other items. As
recognition of these assets in certain

entities did not meet the more

likely than not criterion, valuation
allowances have been

recorded.

“Unused tax losses and credits” at

December 31, 2023 and 2022, in

the
table above, included $
54

million and $
80

million, respectively, for which the Company has established

a
valuation allowance as, due to limitations

imposed by the relevant

tax law, the Company determined that,
more likely than not, such deferred

tax assets would not be realized.
The valuation allowance

at December 31, 2023, 2022 and

2021, was $
1,070

million, $
1,000

million and
$
1,263

million, respectively. In 2023, the change in valuation

allowance was primarily due

to movements in
foreign exchange rates.
Certain amounts included in

deferred tax assets for intangible

assets result from intercompany transactions
occurring at fair market value

for which no corresponding accounting

basis exists.
At December 31, 2023 and 2022,

deferred tax liabilities totaling $
335

million and $
336

million, respectively,
have been provided for withholding

taxes, dividend distribution taxes or additional

corporate income taxes
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

fully
reclaimed by the Company’s relevant subsidiary

receiving the dividend,

although the taxes have to be
withheld and paid by the relevant

subsidiary distributing such dividend.

In 2023 and 2022, certain taxes arose
in certain foreign jurisdictions

for which the technical merits

do not allow utilization of benefits.

At
December 31, 2023 and 2022,

foreign subsidiary retained

earnings which would be

subject to withholding
taxes upon distribution were approximately

$
50

million and $
100

million, respectively. These earnings were
considered as indefinitely

reinvested, as these funds are

used for financing current operations

as well as
business growth through working

capital and capital expenditure

in those countries and, consequently, no
deferred tax liability was recorded.
At December 31, 2023, net operating

loss carry
‑ forwards of $
2,119

million and tax credits of

$
56

million were
available to reduce future income

taxes of certain subsidiaries.

Of these amounts, $
842

million of operating
loss carry-forwards and $
56

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

tax items on January

1, 2021
1,298
192
1,490
Net change due to acquisitions

and divestments

16
(6)
10
Increase relating to prior

year tax positions

240
58
298
Decrease relating to prior

year tax positions

(42)
(3)
(45)
Increase relating to current

year tax positions

98
7
105
Decrease due to settlements

with tax authorities

(175)
(20)
(195)
Decrease as a result of

the applicable statute of

limitations

(72)
(22)
(94)
Exchange rate differences

(41)
(7)
(48)
Balance at December 31,

2021, which would,

if recognized, affect
the effective tax rate
1,322
199
1,521
Increase relating to prior

year tax positions

26
36
62
Decrease relating to prior

year tax positions

(98)
(12)
(110)
Increase relating to current

year tax positions

80
4
84
Decrease due to settlements

with tax authorities

(31)
(14)
(45)
Decrease as a result of

the applicable statute of

limitations

(71)
(23)
(94)
Exchange rate differences

(58)
(10)
(68)
Balance at December 31,

2022, which would,

if recognized, affect
the effective tax rate
1,170
180
1,350
Net change due to acquisitions

and divestments

(9)
(1)
(10)
Increase relating to prior

year tax positions

32
44
76
Decrease relating to prior

year tax positions

(233)
(6)
(239)
Increase relating to current

year tax positions

131
7
138
Decrease due to settlements

with tax authorities

(82)
(13)
(95)
Decrease as a result of

the applicable statute of

limitations

(80)
(19)
(99)
Exchange rate differences

14
3
17
Balance at December 31,

2023, which would,

if recognized, affect
the effective tax rate
943
195
1,138
In 2023, 2022 and 2021, “Increase

relating to current year tax positions”

included a total of $
76

million,
$
69

million and $
72

million, respectively, in taxes related to the interpretation of tax law and double tax treaty
agreements by competent tax authorities.

In 2023, “Increase relating to prior year

tax positions” included $
14

million, predominantly from Africa.
In 2022, “Increase relating to prior year

tax positions” included $
26

million predominantly from Asia and
Europe.
In 2021, “Increase relating to prior year

tax positions” included

a total of $
240

million related to the
interpretation of tax law and double

tax treaty agreements by competent

tax authorities in Europe.
In 2023, “Decrease relating to prior

year tax positions” included

$
206

million for a decrease in tax risk in Asia
related to the divestment in 2020 of

the Power Grids business.
In 2022, “Decrease relating to prior

year tax positions” included

$
94

million for a decrease in tax risk
assessments in Europe.
In 2021, “Decrease relating to prior

year tax positions” of $
42

million included $
33

million related to tax risk
assessments in Europe.
In 2023, “Decrease due to settlements

with tax authorities” of $
77

million related to tax risk assessments

in
Europe.

In 2021, “Decrease due to settlements

with tax authorities” is predominantly

related to tax assessments
received in Europe,

while in 2022, this amount is predominantly

related to tax assessments received

in Asia
and Europe.
At December 31, 2023, the Company

expected the resolution,

within the next twelve months, of unrecognized
tax benefits related to pending

court cases amounting to $
326

million for income taxes, penalties

and interest.
Otherwise, the Company had not identified

any other significant

changes which were considered

reasonably
possible to occur within the next twelve

months.
At December 31, 2023, the earliest

significant open tax years that

remained subject to examination

were the
following:
Region Year
Europe

2015
United States
2020
Rest of Americas
2019
China
2014
Rest of Asia, Middle East

and Africa

2018
—
Note 17
Employee benefits
The Company operates defined benefit

pension plans, defined

contribution pension plans,

and termination
indemnity plans, in accordance

with local regulations and

practices. At December 31, 2023,

the Company’s
most significant defined benefit pension

plans are in Switzerland

as well as in Germany, the United Kingdom,
and the United States. These plans

cover a large portion of the Company’s

employees and provide

benefits
to employees in the event of death,

disability, retirement, or termination of employment.

Certain of these
plans are multi
‑
employer plans. The Company also

operates other postretirement

benefit plans including
postretirement health care benefits

and other employee
‑
related benefits for active employees

including
long
‑
service award plans. The postretirement

benefit plans are not significant.

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
operations.
Obligations and funded status

of the plans
The change in benefit obligation,

change in fair value of plan

assets, and funded status recognized

in the
Consolidated Balance

Sheets were as follows:
Defined pension benefits
Switzerland International
($ in millions) 2023 2022 2023 2022
Benefit obligation at January

1,
2,457
3,434
3,572
5,115
Service cost
40
50
30
38
Interest cost
48
13
166
87
Contributions by plan participants
34
34
11
10
Benefit payments
(134)
(96)
(236)
(234)
Settlements
(97)
(92)
(69)
(36)
Benefit obligations of

businesses acquired

(divested)
—
(328)
—
(2)
Actuarial (gain) loss
224
(478)
91
(1,075)
Plan amendments and

other
1
—
5
(3)
Exchange rate differences
261
(80)
99
(328)
Benefit obligation at December

31,

2,834
2,457
3,669
3,572
Fair value of plan assets

at January 1,

3,183
4,113
3,172
4,463
Actual return on plan

assets
147
(310)
178
(789)
Contributions by employer
18
37
89
58
Contributions by plan participants
34
34
11
10
Benefit payments
(134)
(96)
(236)
(234)
Settlements
(97)
(92)
(69)
(36)
Plan assets of businesses

acquired (divested)
—
(414)
1
(1)
Exchange rate differences
325
(89)
93
(299)
Fair value of plan assets

at December 31,

3,476
3,183
3,239
3,172
Funded status — overfunded

(underfunded)
642
726
(430)
(400)
The amounts recognized in Accumulated

other comprehensive loss

and Noncontrolling interests

were:
Defined pension benefits
December 31, ($ in millions) 2023 2022 2021
Net actuarial (loss) gain
(1,439)
(1,183)
(1,540)
Prior service credit
39
56
72
Amount recognized

in OCI
(1)

and NCI
(2)
(1,400)
(1,127)
(1,468)
Taxes associated with amount recognized
in OCI and NCI
311
266
352
Amount recognized

in OCI
(1)

and NCI, net of

tax
(3)
(1,089)
(861)
(1,116)
(1)

OCI represents Accumulated other comprehensive loss and, in addition, includes $
14

million, $
37

million and $
28

million at December 31,
2023, 2022 and 2021, recognized for Other postretirement benefits.
(2)

NCI represents

Noncontrolling

interests.
(3)

NCI, net of tax, amounted to $
0

million, $
(1)

million and $
0

million at December 31, 2023, 2022 and

2021.

In addition, the following

amounts were recognized in the Company's

Consolidated Balance

Sheets:

Defined pension benefits
Switzerland International
December 31, ($ in millions) 2023 2022 2023 2022
Overfunded plans
642
726
137
189
Underfunded plans — current
—
—
(16)
(22)
Underfunded plans — non-current
—
—
(551)
(567)
Funded status — overfunded

(underfunded)
642
726
(430)
(400)
December 31, ($ in millions) 2023 2022
Non-current assets
Overfunded pension plans
779
915
Other employee-related benefits
1
1
Pension and other employee

benefits
780
916
December 31, ($ in millions) 2023 2022
Current liabilities
Underfunded pension plans
(16)
(22)
Underfunded other postretirement

benefit plans
(3)
(6)
Other employee-related benefits
(14)
(10)
Pension and other employee

benefits
(33)
(38)
December 31, ($ in millions) 2023 2022
Non-current liabilities
Underfunded pension plans
(551)
(567)
Underfunded other postretirement

benefit plans
(18)
(44)
Other employee-related benefits
(117)
(108)
Pension and other employee

benefits
(686)
(719)
The accumulated benefit obligation

(ABO) for all defined benefit pension

plans was $
6,427

million and
$
5,953

million at December 31, 2023 and

2022, respectively. The projected benefit obligation

(PBO), ABO
and fair value of plan assets,

for pension plans with a PBO in excess

of fair value of plan assets or

ABO in
excess of fair value of plan assets,

was:
PBO exceeds fair value of plan

assets
ABO exceeds fair value of

plan assets
December 31, Switzerland International Switzerland International
($ in millions) 2023 2022 2023 2022 2023 2022 2023 2022
PBO
—
9
2,315
2,274
—
9
2,311
2,274
ABO
—
9
2,257
2,222
—
9
2,253
2,222
Fair value of plan assets
—
9
1,749
1,689
—
9
1,745
1,689

Components of net periodic

benefit cost
Net periodic benefit cost mainly consisted

of the following:
Defined pension benefits
Switzerland International
($ in millions) 2023 2022 2021 2023 2022 2021
Operational pension cost:
Service cost
40
50
61
30
38
47
Operational pension cost
40
50
61
30
38
47
Non-operational pension

cost (credit):
Interest cost (credit)
48
13
(5)
166
87
72
Expected return on plan

assets
(129)
(117)
(116)
(157)
(153)
(178)
Amortization of prior service

cost (credit)
(8)
(9)
(9)
(2)
(2)
(2)
Amortization of net actuarial

loss
—
—
—
52
58
67
Curtailments, settlements

and special
termination benefits
13
4
1
19
7
7
Non-operational pension

cost (credit)
(1)
(76)
(109)
(129)
78
(3)
(34)
Net periodic benefit

cost (credit)
(36)
(59)
(68)
108
35
13
(1)

Total Non-operational pension cost (credit) includes additional credits of $(
19
) million, $(
4
) million and $(
3
) million at December 31, 2023,
2022 and 2021,

related to Other postretirement benefits.
The components of net periodic benefit

cost other than the service

cost component are included

in
Non-operational pension cost (credit) in

the Consolidated Income Statements.
Assumptions
The following weighted-average

assumptions were used to determine projected

benefit obligations:
Defined pension benefits
Switzerland International
December 31, (in %) 2023 2022 2023 2022
Discount rate
1.4
2.2
4.5
4.8
Rate of compensation

increase

—
—
1.7
1.8
Rate of pension increase
—
—
1.6
1.8
Cash balance interest credit

rate
2.0
2.0
3.2
2.7
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
Defined pension benefits
Switzerland International
(in %) 2023 2022 2021 2023 2022 2021
Discount rate
2.0
0.7
—
4.8
2.1
1.6
Expected long-term rate of

return on plan assets
4.0
3.3
3.0
5.0
3.7
4.0
Rate of compensation

increase
—
—
—
1.8
1.5
1.0
Cash balance interest credit

rate
2.0
1.3
1.0
2.7
2.1
2.1
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
weighted-average basis is as

follows:
Target
(in %) Switzerland International
Asset class
Equity
13
15
Fixed income
56
68
Real estate
26
4
Other
5
13
Total
100
100
The actual asset allocations of the

plans are in line with the target

asset allocations.
Equity securities primarily include

investments in large-cap and

mid-cap publicly traded companies.

Fixed
income assets primarily include

corporate bonds of companies

from diverse industries and government
bonds. Both fixed income and equity

assets are invested either via

funds or directly in segregated

investment
mandates, and include an allocation

to emerging markets. Real estate

consists primarily of investments

in
real estate in Switzerland held in

the Swiss plans. The “Other” asset

class includes investments in

private
equity, insurance contracts, cash, and reflects a variety

of investment strategies.
Based on the above global asset allocation

and the fair values of the plan

assets, the expected long-term
return on assets at December 31, 2023,

is
4.6

percent. The Company and

the local boards of trustees
regularly review the investment performance

of the asset classes and individual

asset managers. Due to the
diversified nature of the investments,

the Company is of the opinion

that no significant concentration of

risks
exists in its pension fund assets.
At December 31, 2023 and 2022,

plan assets include ABB Ltd’s shares

(as well as an insignificant amount

of
the Company’s debt instruments) with a

total value of $
9

million and $
7

million, respectively.
The fair values of the Company’s pension

plan assets by asset class

are presented below. For further
information on the fair value hierarchy

and an overview of the Company’s

valuation techniques applied,

see
the “Fair value measures” section of

Note 2.
Not
subject to
Total
December 31, 2023 ($ in millions) Level 1 Level 2 Level 3 leveling
(1)
fair value
Asset class
Equity
Equity securities
64
64
Mutual funds/commingled

funds
751
751
Emerging market mutual

funds/commingled funds
76
76
Fixed income
Government and corporate

securities
160
953
1,113
Government and corporate—mutual

funds/commingled funds
2,410
2,410
Emerging market bonds—mutual

funds/commingled funds
367
367
Real estate
1,225
1,225
Insurance contracts
215
215
Cash and short-term

investments
99
85
184
Private equity
60
250
310
Total
323
4,642
275
1,475
6,715

Not
subject to
Total
December 31, 2022 ($ in millions) Level 1 Level 2 Level 3 leveling
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
4,513
111
1,409
6,355
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

$
108

million and $
114

million at
December 31, 2023 and 2022, respectively.

The real estate funds are typically

subject to a lock-in period of
up to
three years

after subscribing. After this period,

the real estate funds typically

offer a redemption notice
of three to twelve months.
Contributions
Employer contributions were as

follows:
Defined pension benefits
Switzerland International
($ in millions) 2023 2022 2023 2022
Total

contributions to

defined benefit
pension plans
18
37
89
58
Of which, discretionary

contributions to

defined benefit pension

plans
—
—
67
18
The Company expects to contribute

approximately $
93

million to its defined benefit pension

plans in 2024. Of
these contributions, $
4

million are expected to be non-cash

contributions.

The Company also contributes

to a number of defined contribution

plans. The aggregate expense for

these
plans in continuing operations

was $
293

million, $
269

million and $
278

million in 2023, 2022 and 2021,
respectively. Contributions to multi-employer plans were

not significant in 2023, 2022 and

2021.

Estimated future benefit payments
The expected future cash flows to be

paid by the Company’s plans

in respect of pension at December 31,
2023, are as follows:
Defined pension benefits
($ in millions) Switzerland International
2024
257
259
2025
219
261
2026
215
260
2027
205
266
2028
200
264
Years 2029 - 2033
909
1,267

—
Note 18
Share-based payment arrangements
The Company has granted share-based

instruments to its employees

under
three

principal share
‑
based
payment plans, as more fully described

in the respective sections

below. Compensation cost for
equity
‑
settled awards is recorded in

Total

cost of sales and in

Selling, general and administrative

expenses
and totaled $
103

million, $
42

million and $
59

million in 2023, 2022 and 2021,

respectively, while
compensation cost for cash
‑
settled awards, recorded in

Selling, general and administrative

expenses, was
not significant, as mentioned in

the WARs, LTIP and Other share
‑
based payments sections of

this note. The
total tax benefit recognized in 2023,

2022 and 2021 was not significant.
At December 31, 2023, the Company

had the ability to issue

up to
94

million new shares out of contingent
capital in connection with share ‑
based payment arrangements.

In addition,
23

million of the
40

million shares
held by the Company as treasury stock

at December 31, 2023, could

be used to settle share
‑
based payment
arrangements.
As the primary trading market for

the shares of ABB Ltd is the SIX

Swiss Exchange (on which

the shares are
traded in Swiss francs) and substantially

all the share
‑
based payment arrangements with employees

are
based on the Swiss franc share or

have strike prices set in Swiss

francs, certain data disclosed

below related
to the instruments granted under share
‑
based payment arrangements

are presented in Swiss francs.
Management Incentive Plan
Up to 2019, the Company offered, under

the MIP,

options and cash
‑
settled warrant appreciation

rights
(WARs) to key employees for
no

consideration. The options

and WARs expire
six years

from the date of
grant. Participants may exercise

or sell options and exercise

WARs after the vesting period, which is
three
years

from the date of grant. Starting in

2020, the employee group

previously eligible to receive grants

under
the MIP were granted shares under

the LTIP (see LTIP section below) and consequently no grants were made in 2023, 2022 and 2021

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

model. As mentioned
previously,
no

options were granted in 2023, 2022

and 2021. In 2023,
25

million options were exercised,
representing
5

million shares, with the shares delivered

out of treasury stock. Cash received

upon exercise
amounted to approximately $
100

million. In 2023, 2022 and

2021, the aggregate intrinsic value

(on the date
of exercise) of options exercised was

approximately $
64

million, $
143

million and $
313

million, respectively.
At December 31, 2023,

all options granted under the

MIP were vested and exercisable.

The aggregate
intrinsic value at December 31, 2023,

of options outstanding

was approximately $
297

million.
Presented below is a summary, by launch, related to options

outstanding at December 31, 2023:
Weighted-
average
Number of Number of remaining
options shares contractual
Exercise price (in Swiss francs)
(1)
(in millions) (in millions)
(2)
term (in years)
22.05
61.3
12.3
0.7
17.63
15.7
3.1
1.7
Total number of options and shares
77.0
15.4
0.9
(1)
Information presented reflects the exercise price per share of ABB Ltd.
(2)
Information

presented reflects

the number

of shares

of ABB Ltd

that can

be received

upon exercise.
WARs
As each WAR gives the holder the right to receive

cash equal to the market price

of the equivalent listed
warrant on date of exercise, the Company

records a liability based

upon the fair value of outstanding

WARs
at each period end. In Selling,

general and administrative

expenses, the Company records

the changes in fair
value of the outstanding WARs. To hedge its exposure to fluctuations in the fair value of outstanding

WARs,
the Company had purchased cash-settled

call options, which

entitle the Company to receive amounts
equivalent to its obligations under

the outstanding WARs. The cash-settled call options

are recorded as
derivatives measured at fair value,

with subsequent changes

in fair value recorded in Selling,

general and
administrative expenses. The total impact

in Selling, general and

administrative expenses in 2023, 2022

and
2021 was not significant.
At December 31, 2023, the number

of WARs

outstanding and their aggregate

fair value was not significant.
The aggregate fair value of outstanding

WARs was $
15

million at December 31, 2022.

The fair value of
WARs was determined based upon the trading

price of equivalent

warrants listed on the SIX Swiss
Exchange.
As mentioned previously,
no

WARs were granted in 2023, 2022 and 2021.

In 2023 and 2021, share-based
liabilities of $
15

million and $
25

million were paid upon exercise

of WARs by participants. The amount in
2022 was not significant.
Employee Share Acquisition Plan
The employee share acquisition

plan (ESAP) is an employee

stock
‑
option plan with a savings

feature.
Employees save over a twelve‑month

period, by way of regular

payroll deductions. At the end of

the savings
period, employees choose whether

to exercise their stock options using

their savings plus interest, if any, to
buy ABB Ltd shares at the exercise

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
2023 2022 2021
Expected volatility

21%
25%
20%
Dividend yield

2.8%
3.0%
2.9%
Expected term

1 year
1 year
1 year
Risk-free interest rate

1.6%
1.1%
-0.6%
Presented below is a summary of

activity under the ESAP:
Weighted- Weighted- Aggregate
average average intrinsic
exercise remaining value
Number of price contractual (in millions
shares (in Swiss term of Swiss
(in millions)
(1)
francs)
(2)
(in years) francs)
(2)(3)
Outstanding at January

1, 2023
1.8
27.99
Granted
1.8
30.49
Forfeited
(0.1)
28.04
Exercised (4)
(1.3)
27.99
Not exercised (savings

returned plus interest)
(0.4)
27.99
Outstanding at December

31, 2023
1.8
30.49
0.8
12
Vested and expected to vest at

December 31, 2023
1.7
30.49
0.8
12
Exercisable at December

31, 2023
—
—
—
—
(1)
Includes shares represented by ADS.
(2)
Information

presented for

ADS is based

on equivalent

Swiss franc

denominated

awards.
(3)
Computed using the closing price, in Swiss francs, of

ABB Ltd shares on the SIX Swiss Exchange

and the exercise price of each option in
Swiss francs.
(4)
The cash received in 2023 from exercises was approximately $
40

million. The shares were delivered out of treasury stock.
The exercise price per ABB Ltd share

of
30.49

Swiss francs for the 2023

grant was determined using

the
closing price of the ABB Ltd share on

the SIX Swiss Exchange

on the grant date. The exercise prices

per
ABB Ltd share and per ADS of
27.99

Swiss francs and $
28.09
, respectively, for the 2022 grant, and
30.32

Swiss francs and $
33.35
, respectively, for the 2021 grant were determined using

the closing price of
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

and per ADS for
the 2021 grant, were adjusted

to
29.16

Swiss francs and $
32.10
, respectively.
At December 31, 2023, the total unrecognized

compensation cost related to non
‑ vested options granted
under the ESAP was not significant.

The weighted
‑
average grant
‑
date fair value (per option) of options
granted during 2023, 2022

and 2021 was
2.28

Swiss francs,
2.47

Swiss francs and
1.96

Swiss francs,
respectively. The total intrinsic value (on the date of exercise)

of options exercised in 2023,

2022 and 2021
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
three-year

service condition as defined

in the
terms and conditions of the LTIP.
The Performance Shares under the 2023

and 2022 LTIP launches include a component

based on the
Company’s earnings per share performance

(weighted
50

percent), a component based on

the Company’s
relative total shareholder return (weighted
30

percent) and a sustainability

component based on the
Company’s CO
2

equivalent emissions reductions

(weighted
20

percent). The Performance Shares

under the
2021 LTIP launch comprise of a component based on

the Company’s earnings per

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

the relative total shareholder

return outcome
achieved between a lower

threshold (no shares delivered)

and an upper threshold (the number

of shares
delivered is capped at
200

percent of the conditional grant).

For the earnings per share performance

component of the Performance

Shares, the actual number of shares
that will be delivered at a future date

is based on the Company’s

average earnings per share over
three
financial years, beginning

with the year of launch.

The actual number of shares

that will ultimately be
delivered will vary depending

on the earnings per share outcome as

computed under each LTIP launch,
interpolated between a lower

threshold (no shares delivered)

and an upper threshold (the number

of shares
delivered is capped at
200

percent of the conditional grant).
For the sustainability component

of the Performance Shares,

the actual number of shares

that will be
delivered at a future date is based

on the Company’s scope 1 and

2 CO
2

equivalent emissions reduction

over
three

financial years, beginning

with the year of launch, compared to 2019

baseline emissions. The actual
number of shares that will ultimately

be delivered will vary depending

on the sustainability outcome as
computed under the LTIP launch, interpolated between

a lower threshold (no shares delivered)

and an upper
threshold (the number of shares delivered

is capped at
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
Under the 2023, 2022 and 2021

LTIP launches, participants generally do not have the ability to receive any of
the award in cash, subject to legal

restrictions in certain jurisdictions.

Presented below is a summary of

activity under the Performance Shares

of the LTIP:
Weighted-average
Number of grant-date
Performance Shares fair value per share
(in millions) (Swiss francs)
Nonvested at January

1, 2023
1.9
27.01
Granted
0.8
29.18
Vested
(0.9)
16.55
Forfeited
(0.1)
31.89
Nonvested at December

31, 2023
1.7
33.60
The aggregate fair value, at the dates

of grant, of Performance

Shares granted in 2023, 2022 and

2021 was
$
24

million, $
26

million and $
37

million, respectively. The total grant-date fair value of shares that vested
during 2023 was $
17

million while in 2022 and 2021 it was not

significant. The weighted-average

grant-date
fair value (per share) of shares granted

during 2023, 2022 and

2021 was
29.18

Swiss francs,
33.33

Swiss
francs and
38.92

Swiss francs, respectively. The total fair value

of Performance Shares delivered

in 2023
(including shares vested in prior

years and delivered in the year) was

approximately $
80

million while in 2022
and 2021 it was not significant.
Presented below is a summary of

activity under the Restricted Shares

of the LTIP:
Weighted-average
Number of grant-date
Restricted Shares fair value per share
(in millions) (Swiss francs)
Nonvested at January

1, 2023
2.6
23.65
Granted
0.9
31.38
Vested
(1.1)
16.99
Forfeited
(0.1)
28.71
Nonvested at December

31, 2023
2.3
29.51
The aggregate fair value, at the dates

of grant, of Restricted

Shares granted in 2023, 2022 and

2021 was
$
30

million, $
27

million and $
26

million, respectively. The total grant-date fair value of shares that vested
during 2023 was $
20

million while in 2022 and 2021 it was not

significant. The weighted-average

grant-date
fair value (per share) of shares granted

during 2023, 2022 and

2021 was
31.38

Swiss francs,
30.52

Swiss
francs and
26.39

Swiss francs, respectively. The total fair value

of Restricted Shares delivered

in 2023 was
approximately $
35

million while in 2022 and

2021 it was not significant.
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

for the
percentage vested, with changes

in the liability recorded in Selling,

general and administrative

expenses.
At December 31, 2023, total unrecognized

compensation cost related to equity-settled

awards under the LTIP
was $
79

million and is expected to be recognized

over a weighted-average

period of
1.9

years. The
compensation cost recorded in 2023,

2022 and 2021 for cash-settled

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

outcome of the earnings per share
achievement, as computed using

a Monte Carlo simulation

model. The main inputs to this model

are the
Company’s and external financial

analysts’ revenue growth rates and

Operational EBITA margin
expectations. For the sustainability

component of the LTIP launches, the fair value of granted

shares is based
on the market price of the ABB Ltd

share at grant date for equity-settled

awards and at each reporting

date
for cash-settled awards, as well

as the probable outcome of

the sustainability component achievement,

as
determined by internal modelling

based on the Company’s CO
2

equivalent emissions.
Other share-based payments
The Company has other minor share-based

payment arrangements with certain

employees. The
compensation cost related to these arrangements

in 2023, 2022 and 2021 was

not significant.
—
Note 19
Stockholders' equity
Capital
ABB Ltd is a corporation organized

under the laws of Switzerland

and the rights of its shareholders are
governed by Swiss law and its

Articles of Incorporation.
At December 31, 2023 and 2022,

the Company had
1,882

million shares and
1,965

million shares,
respectively, that were registered and issued.
In line with the revised provisions of

Swiss corporate law effective January 1,

2023, shareholders approved,
at ABB’s Annual General Meeting of Shareholders

(AGM) in March 2023, the introduction

of a capital band
ranging from
90

percent to
110

percent of the issued share

capital entered in the commercial register

at that
time. The capital band replaced
200

million shares of authorized capital,

which expired in March 2023 and

no
longer exist under the revised law. Within this capital

band, the Board of Directors is authorized

to increase or
reduce the share capital once or several

times until March 23, 2028, or until

an earlier expiry of the capital
band. The contingent share capital of

the Company,

which forms a component

of the total authorized shares,
as specified in the ABB Ltd Articles of

Incorporation, remains

unchanged. At December 31, 2023

and 2022,
the Company had a total of
2,383

million and
2,469

million authorized shares, respectively.
Dividends
At the AGM in March 2023, the shareholders

approved the proposal of the

Board of Directors to distribute a
total of
0.84

Swiss francs per share. The

approved dividend distribution

amounted to $
1,706

million, with the
Company disbursing a portion

in March 2023

and the remaining amounts

in April 2023. At the AGM in March
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
December 31, 2023, the total unconsolidated

stockholders’ equity of ABB Ltd was
3,917

million Swiss francs
($
4,684

million), including
226

million Swiss francs ($
270

million) representing share

capital,
4,982

million
Swiss francs ($
5,957

million) representing reserves

and
1,291

million Swiss francs ($
1,544

million)
representing a reduction of equity for

treasury shares. Of the reserves,
1,291

million Swiss francs
($
1,544

million) relating to treasury shares and
45

million Swiss francs ($
54

million) representing
20

percent
of share capital, at December 31, 2023,

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
programs. The cancellation

was completed in the second

quarter of 2022, resulting in a decrease

in Treasury
stock of $
2,876

million and a corresponding

total decrease in Capital stock, Additional

paid-in capital and
Retained earnings.
In March 2022, the Company announced

a share buyback program of

up to $
3

billion. This program, which
was launched in April 2022,

was executed on a second trading

line on the SIX Swiss Exchange

and was
completed in March 2023. Through

this buyback program, the Company

purchased a total of
67

million
shares for approximately $
2.0

billion. In the second quarter

of 2023 the Company cancelled
83

million shares
which had been purchased

under its share buyback programs.

This resulted in a decrease in

Treasury stock
of $
2,567

million and a corresponding

total decrease in Capital stock, Additional

paid-in capital and Retained
earnings.
In March 2023, the Company announced

a share buyback program of

up to $
1

billion. This program, which
was launched in April 2023,

is being executed on a second

trading line on the SIX Swiss Exchange

and is
planned to run until the Company’s 2024

AGM.
Under these buyback programs,

in 2023, 2022 and 2021, the Company

purchased
25

million,
91

million and
78

million, respectively, of its own shares, resulting in an

increase in Treasury stock of $
893

million,
$
2,842

million and $
2,651

million, respectively.
In addition to the share buyback programs,

in 2023,

2022 and 2021,

the Company purchased a combined
total of
9

million,
20

million and
33

million, respectively, of its own shares on the open market,

mainly for use
in connection with its employee share

plans, resulting in an increase

in Treasury stock of $
354

million,
$
660

million and $
1,032

million, respectively.

Obligations to issue shares relating

to employee incentive

programs
At December 31, 2023,

the Company had outstanding

obligations to deliver:
•

up to
12

million shares relating to the

options granted under

the 2018 launch of the MIP, with a
strike price of
22.05

Swiss francs, vested in August 2021

and expiring in August 2024,
•

up to
3

million shares relating to

the options granted under

the 2019 launch of the MIP, with a
strike price of
17.63

Swiss francs, vested in August

2022 and expiring

in August 2025,
•

up to
2

million shares relating to

the ESAP, vesting and expiring in October 2024,
•

up to
7

million shares to Eligible

Participants under the 2023, 2022

and 2021 launches of the
LTIP,

vesting and expiring in April 2026,

April 2025

and April 2024, respectively, and
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

MIP participants have exercised
their WARs. At December 31, 2023, such call

options representing
2.7

million shares and with strike prices
ranging from
17.63

to
22.05

Swiss francs (weighted-average

strike price of
21.11

Swiss francs) were held by
the bank. The call options expire

in periods ranging from August 2024

to August 2025.
See Note 18 for a description of

the above share
‑
based payment arrangements.
In 2023, 2022 and 2021, the Company

delivered
6

million,
16

million and
36

million shares, respectively, out
of treasury stock, for options exercised

in relation to the MIP. In addition, in 2023 and 2021, the Company delivered
1.3

million and
1.7

million shares, respectively, out of treasury stock for options exercised in relation
to the ESAP.

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

This resulted in an increase
in Additional paid-in capital

of $
170

million. In December 2023, an

agreement was reached

to increase the
ownership percentage of the investors

participating in these

private placements to
25

percent for no
additional consideration.

—
Note 20
Earnings per share
Basic earnings per share is calculated

by dividing income by the weighted
‑ average number of shares
outstanding during the year. Diluted earnings

per share is calculated by dividing

income by the
weighted ‑
average number of shares outstanding

during the year, assuming that all potentially

dilutive
securities were exercised, if dilutive.

Potentially dilutive securities

comprise outstanding written

call options
and outstanding options and

shares granted subject to certain

conditions under the Company’s share
‑
based
payment arrangements. In 2022, outstanding

securities representing a maximum of
2

million shares were
excluded from the calculation of

diluted earnings per share

as their inclusion would have

been antidilutive.
No
ne were excluded in 2023 and

2021.
Basic earnings per share:
($ in millions, except per

share data in $)
2023 2022 2021
Amounts attributable to

ABB shareholders:
Income from continuing

operations, net of

tax

3,769
2,517
4,625
Loss from discontinued

operations, net of

tax

(24)
(42)
(79)
Net income

3,745
2,475
4,546
Weighted-average number

of shares outstanding

(in millions)
1,855
1,899
2,001
Basic earnings per share

attributable to ABB

shareholders:
Income from continuing

operations, net of

tax

2.03
1.33
2.31
Loss from discontinued

operations, net of

tax

(0.01)
(0.02)
(0.04)
Net income

2.02
1.30
2.27
Diluted earnings per share:
($ in millions, except per

share data in $)
2023 2022 2021
Amounts attributable to

ABB shareholders:
Income from continuing

operations, net of

tax

3,769
2,517
4,625
Loss from discontinued

operations, net of

tax

(24)
(42)
(79)
Net income

3,745
2,475
4,546
Weighted-average number

of shares outstanding

(in millions)

1,855
1,899
2,001
Effect of dilutive securities:
Call options and shares

12
11
18
Adjusted weighted-average

number of shares

outstanding (in millions)
1,867
1,910
2,019
Diluted earnings per share

attributable to ABB

shareholders:
Income from continuing

operations, net of

tax

2.02
1.32
2.29
Loss from discontinued

operations, net of

tax

(0.01)
(0.02)
(0.04)
Net income

2.01
1.30
2.25

—
Note 21
Other comprehensive income
The following table includes

amounts recorded within “Total other comprehensive income (loss)”

including the
related income tax effects:
2023 2022 2021
Before Tax Net of Before Tax Net of Before Tax Net of
($ in millions)
tax effect tax tax effect tax tax effect tax
Foreign currency translation

adjustments:
Foreign currency translation

adjustments

(292)
2
(290)
(685)
—
(685)
(521)
—
(521)
Net loss on complete

or substantially
complete liquidations

of foreign
subsidiaries
—
—
—
5
—
5
—
—
—
Changes attributable

to divestments
9
—
9
41
—
41
(9)
—
(9)
Net change during the

year
(283)
2
(281)
(639)
—
(639)
(530)
—
(530)
Available-for-sale securities:
Net unrealized gains (losses)

arising
during the year
6
(1)
5
(28)
5
(23)
(13)
3
(10)
Reclassification adjustments

for net

(gains) losses included in

net income
8
(2)
6
2
—
2
(6)
1
(5)
Net change during the

year
14
(3)
11
(26)
5
(21)
(19)
4
(15)
Pension and other postretirement

plans:
Prior service (costs)

credits arising
during the year
1
(2)
(1)
(2)
2
—
2
(2)
—
Net actuarial gains

(losses) arising
during the year
(339)
57
(282)
298
(72)
226
437
(26)
411
Amortization of prior service

cost (credit)

included in net income
(11)
2
(9)
(13)
(3)
(16)
(14)
—
(14)
Amortization of net actuarial

loss included
in net income
48
(10)
38
55
(11)
44
65
4
69
Net losses from settlements

and curtailments
included in net income
16
(2)
14
11
(2)
9
7
—
7
Changes attributable

to divestments
3
—
3
(8)
—
(8)
(8)
2
(6)
Net change during the

year
(282)
45
(237)
341
(86)
255
489
(22)
467
Derivative instruments

and hedges:
Net gains (losses) arising

during the year
(11)
1
(10)
(10)
(2)
(12)
7
1
8
Reclassification adjustments

for net (gains)
losses included in net income
8
—
8
12
—
12
(13)
—
(13)
Net change during the

year
(3)
1
(2)
2
(2)
—
(6)
1
(5)
Total other comprehensive income

(loss)
(554)
45
(509)
(322)
(83)
(405)
(66)
(17)
(83)

The following table shows changes

in Accumulated other comprehensive

loss (OCI) attributable to ABB,

by
component, net of tax:
Unrealized Pension and
Foreign gains (losses) other post- Accumulated
currency on available- retirement

Derivative
other
translation for-sale plan

instruments
comprehensive
($ in millions) adjustments securities adjustments

and hedges

loss
Balance at January 1, 2021
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
(19)
(838)
(8)
(4,556)
Other comprehensive

(loss) income
before reclassifications
(290)
5
(283)
(10)
(578)
Amounts reclassified from

OCI
9
6
46
8
69
Total other comprehensive (loss)

income
(281)
11
(237)
(2)
(509)
Less:
Amounts attributable to

noncontrolling
interests and redeemable

noncontrolling interests
5
—
—
—
5
Balance at December 31,

2023
(3,977)
(8)
(1,075)
(10)
(5,070)
(1)

Due to rounding, numbers presented may not add to the totals provided.

The following table reflects amounts

reclassified out of OCI in respect

of Foreign currency translation
adjustments and Pension and other

postretirement plan

adjustments:
($ in millions) Location of (gains) losses
Details about OCI components reclassified from OCI 2023 2022 2021
Foreign currency translation

adjustments:
Net loss on complete

or substantially complete
liquidations of foreign subsidiaries
Other income (expense),

net
—
5
—
Changes attributable

to divestments
Other income (expense),

net
9
41
(9)
Amounts reclassified

from OCI
9
46
(9)
Pension and other postretirement

plan adjustments:
Amortization of prior service

cost (credit)
Non-operational pension

(cost) credit
(11)
(13)
(14)
Amortization of net actuarial

loss
Non-operational pension

(cost) credit
48
55
65
Net losses from settlements

and curtailments
Non-operational pension

(cost) credit
16
11
7
Changes attributable

to divestments
Other income (expense),

net
3
(8)
(8)
Total before tax

56
45
50
Tax

Income tax expense
(10)
(16)
4
Changes in tax attributable

to divestments
Other income (expense),

net
—
—
2
Amounts reclassified

from OCI
46
29
56
The amounts reclassified out of “OCI

in respect of Unrealized

gains (losses) on available
‑
for
‑
sale securities”
and “Derivative instruments and hedges”

were not significant in 2023,

2022 and 2021.
—
Note 22
Restructuring and related expenses
Restructuring-related activities
In 2023, 2022 and 2021, the Company

executed various restructuring
‑
related activities and incurred the
following charges, net of changes in

estimates:

($ in millions) 2023 2022 2021
Employee severance

costs

120
81
101
Estimated contract settlement,

loss order and other

costs
7
209
31
Inventory and long-lived asset

impairments

49
7
24
Total
176
297
156
Expenses associated with these

activities are recorded in the following

line items in the Consolidated

Income
Statements:
($ in millions) 2023 2022 2021
Total

cost of sales

65
24
71
Selling, general and administrative

expenses

52
40
21
Non-order related research

and development expenses

3
2
2
Other income (expense),

net

56
231
62
Total

156

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
At December 31, 2023 and 2022,

$
250

million and $
198

million, respectively, was recorded for
restructuring-related liabilities

and is primarily included

in Other provisions.
—
Note 23
Operating segment and geographic data
The Chief Operating Decision Maker

(CODM) is the Chief Executive

Officer. The CODM allocates resources
to and assesses the performance of

each operating segment

using the information outlined

below. The
Company is organized into the following

segments,

based on products and services:

Electrification, Motion,
Process Automation and Robotics

& Discrete Automation.

The remaining operations of

the Company are
included in Corporate and

Other.
Effective January 1, 2023, the E-mobility

Division is no longer

managed within the Electrification

segment and
has become a separate operating

segment. This new segment

does not currently meet any of

the size
thresholds to be considered a reportable

segment and as such is presented within

Corporate and Other. The
segment information for 2022 and

2021, and at December 31, 2022

and 2021, has been recast to reflect

this
change.
A description of the types of products

and services provided

by each reportable segment is as

follows:
• Electrification:
manufactures and sells electrical

products and solutions which

are designed to
provide safe, smart and sustainable

electrical flow from the substation

to the socket. The portfolio
of increasingly digital and

connected solutions includes renewable

power solutions, modular
substation packages, distribution automation

products, switchboards

and panelboards,
switchgear, UPS solutions, circuit breakers, measuring

and sensing devices, control products,
wiring accessories, enclosures

and cabling systems and intelligent

home and building solutions,
designed to integrate and automate

lighting, heating, ventilation,

security and data
communication networks. The products

and services are delivered

through six operating
Divisions: Distribution Solutions,

Smart Power, Smart Buildings, Installation

Products,

and
Service,

as well as, prior to its sale

in July 2023, the Power Conversion

Division.
• Motion:
designs, manufactures and sells

drives, motors, generators and

traction converters that
are driving the low-carbon future for

industries, cities, infrastructure

and transportation. These
products, digital technology and

related services enable industrial

customers to increase energy
efficiency, improve safety and reliability, and achieve precise control of their processes.

Building
on over 140 years of cumulative experience

in electric powertrains, Motion combines

domain
expertise and technology to deliver

the optimum solution for a wide range

of applications in all
industrial segments. In addition, Motion,

along with its partners, has

a leading global

service
presence. These products and services

are delivered through

seven operating Divisions: Large
Motors and Generators, IEC LV Motors, NEMA Motors,

Drive Products, System Drives,

Service,
and Traction, as well as, prior to its sale in November

2021, the Mechanical Power

Transmission
Division.

• Process Automation:
offers a broad range of industry-specific,

integrated automation,
electrification and digital solutions,

as well as lifecycle services for

the process, hybrid and
marine industries. The product portfolio

includes control technologies,

industrial software,
advanced analytics, sensing and

measurement technology, and marine propulsion

systems. In
addition, Process Automation offers a comprehensive

range of services, from repair

to advanced
digital capabilities such as remote

monitoring, preventive maintenance,

asset performance
management, emission monitoring

and cybersecurity. The products, systems and services

are
currently delivered through four operating

Divisions: Energy Industries,

Process Industries,
Marine & Ports and Measurement

& Analytics,

as well as, prior to its spin-off in

October 2022, the
Turbocharging Division.
• Robotics & Discrete Automation:

delivers its products, solutions

and services through two
operating Divisions: Robotics

provides industrial and collaborative

robots, autonomous mobile
robotics, mapping and navigation

solutions, robotic solutions, field

services, spare parts and
digital services. Machine Automation

specializes in automation

solutions based on its
programmable logic controllers

(PLC), industrial PCs (IPC), servo

motion, transport systems and
machine vision. Both divisions offer software

across the entire life cycle,

including engineering
and simulation software as well as a

comprehensive range of digital

solutions.
Corporate and Other:

Corporate includes headquarter

costs, the Company’s corporate real

estate activities
and Corporate Treasury while Other includes

the E-mobility operating segment, other

non-core operating
activities as well as the operating

activities of certain divested businesses.
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
held for sale,

if any),
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
asset write downs/impairments and

certain other fair value changes,

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

with customers for 2023, 2022
and 2021:
2023
($ in millions) Electrification Motion
Process
Automation
Robotics &
Discrete
Automation
Corporate
and Other
(1)
Total
Geographical markets

Europe

4,547
2,455
2,294
1,932
340
11,568

The Americas

5,926
2,562
1,738
573
291
11,090
of which: United States
4,456
2,123
1,076
358
235
8,248

Asia, Middle East and Africa

3,899
2,276
2,212
1,119
71
9,577
of which: China

1,775
1,148
707
804
34
4,468
14,372
7,293
6,244
3,624
702
32,235
Product type

Products
13,437
6,219
3,661
3,063
630
27,010

Services and other
935
1,074
2,583
561
72
5,225
14,372
7,293
6,244
3,624
702
32,235

Third-party revenues
14,372
7,293
6,244
3,624
702
32,235

Intersegment revenues
212
521
26
16
(775)
—
Total revenues
14,584
7,814
6,270
3,640
(73)
32,235
2022
($ in millions) Electrification Motion
Process
Automation
Robotics &
Discrete
Automation
Corporate
and Other
(1)
Total
Geographical markets

Europe

4,199
2,031
2,248
1,494
313
10,285

The Americas

5,140
2,148
1,566
524
195
9,573
of which: United States
3,769
1,787
943
373
151
7,023

Asia, Middle East and Africa

4,053
2,101
2,199
1,155
80
9,588
of which: China

1,948
1,147
666
897
38
4,696
13,392
6,280
6,013
3,173
588
29,446
Product type

Products
12,535
5,380
3,311
2,695
550
24,471

Services and other
857
900
2,702
478
38
4,975
13,392
6,280
6,013
3,173
588
29,446

Third-party revenues
13,392
6,280
6,013
3,173
588
29,446

Intersegment revenues
227
465
31
8
(731)
—
Total revenues
13,619
6,745
6,044
3,181
(143)
29,446

2021
($ in millions) Electrification Motion
Process
Automation
Robotics &
Discrete
Automation
Corporate
and Other
(1)
Total
Geographical markets

Europe

4,371
2,015
2,416
1,578
149
10,529
The Americas

4,379
2,346
1,431
439
91
8,686
of which: United States
3,234
1,952
833
308
70
6,397
Asia, Middle East and Africa

3,907
2,111
2,367
1,270
75
9,730
of which: China

2,055
1,156
740
949
32
4,932
12,657
6,472
6,214
3,287
315
28,945
Product type

Products
11,773
5,555
3,298
2,804
315
23,745

Services and other
884
917
2,916
483
—
5,200
12,657
6,472
6,214
3,287
315
28,945

Third-party revenues
12,657
6,472
6,214
3,287
315
28,945

Intersegment revenues
237
453
45
10
(745)
—
Total revenues
12,894
6,925
6,259
3,297
(430)
28,945
(1)

The amounts shown for “Intersegment revenues” within Corporate and Other primarily represents the consolidated intersegment revenue
elimination. These amounts include intersegment revenues of $
67

million, $
65

million and $
33

million for 2023, 2022 and 2021, respectively.
Revenues by geography reflect the location

of the customer. In 2023, 2022 and 2021

the United States and
China are the only countries where

revenue exceeded
10

percent of total revenues. In each of

2023, 2022
and 2021 more than
98

percent of the Company’s total

revenues were generated from customers

outside
Switzerland.

The following tables present Operational

EBITA, the reconciliations of consolidated

Operational EBITA to
Income from continuing operations

before taxes, as well as Depreciation

and amortization, and Capital
expenditures for 2023, 2022 and

2021, and Total assets at December 31, 2023, 2022 and 2021:
($ in millions) 2023 2022 2021
Operational EBITA:
Electrification
2,937
2,343
2,120
Motion
1,475
1,163
1,183
Process Automation

909
848
801
Robotics & Discrete Automation

536
340
355
Corporate and Other:
— E-mobility
(167)
(15)
1
— Corporate costs, intersegment

elimination and other
(263)
(169)
(338)
Total
5,427
4,510
4,122
Acquisition-related amortization
(220)
(229)
(250)
Restructuring, related and

implementation

costs
(1)
(219)
(347)
(160)
Changes in obligations

related to divested businesses
3
88
(9)
Gains and losses from

sale of businesses
101
(7)
2,193
Acquisition-

and divestment-related

expenses and integration

costs
(74)
(195)
(132)
Foreign exchange/commodity

timing differences in income

from operations:
Unrealized gains and losses

on derivatives (foreign

exchange,

commodities, embedded

derivatives)
19
32
(54)
Realized gains and losses

on derivatives where

the underlying hedged

transaction has not yet been

realized
12
(48)
(2)
Unrealized foreign exchange

movements on receivables/payables

(and

related assets/liabilities)
(13)
(15)
20
Certain other non-operational

items:
Other income/expenses

relating to the Power

Grids joint venture
36
(57)
(34)
Regulatory, compliance and legal costs
—
(317)
—
Business transformation

costs
(2)
(205)
(152)
(92)
Changes in pre-acquisition

estimates
(4)
(10)
6
Gains and losses from

sale of investments in

equity-accounted companies
—
43
—
Certain other fair value

changes, including asset

impairments
(10)
45
119
Other non-operational items
18
(4)
(9)
Income from operations
4,871
3,337
5,718
Interest and dividend income
165
72
51
Interest and other finance

expense
(275)
(130)
(148)
Non-operational pension

(cost) credit
17
115
166
Income from continuing

operations before

taxes
4,778
3,394
5,787
(1)

Amounts in 2023 and 2022 include impairment of certain assets.
(2)

Amounts in 2023, 2022 and 2021 include ABB Way process transformation costs of

$
188

million, $
131

million and $
80

million, respectively.

Depreciation and Total assets (1),(2)
amortization Capital expenditures
(1)
at December 31,

($ in millions) 2023 2022 2021 2023 2022 2021 2023 2022 2021
Electrification
365
382
416
386
343
314
12,668
12,500
12,096
Motion
149
141
172
171
150
230
7,016
6,565
5,936
Process Automation

56
75
83
66
100
85
4,971
4,598
5,009
Robotics & Discrete
Automation
138
141
144
71
86
96
5,047
4,901
4,860
Corporate and Other
72
75
78
76
83
95
11,238
10,584
12,359
Consolidated
780
814
893
770
762
820
40,940
39,148
40,260
(1)

Capital expenditures and Total assets are after intersegment eliminations and therefore reflect third-party activities only.
(2)

At December 31, 2021, Corporate and Other included $
1,609

million related to the equity investment in Hitachi Energy,

which was
subsequently

sold in

December

2022 (see

Note 4).
Other geographic information
Geographic information for long-lived

assets was as follows:
Long-lived assets at
December 31,
($ in millions) 2023 2022
Europe
2,762
2,533
The Americas
1,335
1,256
Asia, Middle East and Africa
938
963
Total
5,035
4,752
Long
‑
lived assets represent Property, plant and equipment, net and

Operating lease right-of-use

assets and
are shown by location of the assets.

At December 31, 2023,

approximately
19

percent,
11

percent and
9

percent of the Company’s long
‑
lived assets were located in

the United States,

China and Switzerland,
respectively. At December 31, 2022, approximately
20

percent,
13

percent and
8

percent of the Company’s
long
‑
lived assets were located in the United States,

China and Switzerland, respectively.
—
Note 24
Subsequent events
Debt
On January 15, 2024, the Company issued

the following EUR Instruments:

(i) EUR
500

million
3.125

percent
Notes, due 2029, and (ii) EUR
750

million
3.375

percent Notes, due 2034, both paying

interest annually in
arrears. The aggregate net proceeds

of these EUR Instruments, after discount

and fees, amounted to
EUR
1,243

million (equivalent to approximately

$
1,360

million on date of issuance).
Stockholders’ equity
In February 2024, the Company announced

that a proposal will be put to the 2024

AGM for approval by the
shareholders to distribute
0.87

Swiss francs per share to

shareholders.